Form 20-F
period 2002-12-31
ENERGY CO OF PARANA
filed 2003-06-30
CIK 1041792

As Filed with the Securities and Exchange Commission on June 30, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
Commission file number: 001-14668

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Exact Name of Registrant as Specified in Its Charter)

Energy Company of Paraná	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná, Brazil
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

Class B Shares, without par value*	New York Stock Exchange

American Depositary Shares (as evidenced by American Depositary Receipts), each representing 1,000 Class B Shares	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

          Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report:

145,031,080,782 Common Shares, without par value
406,977,641 Class A Preferred Shares, without par value
128,217,317,847 Class B Preferred Shares, without par value

          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒ No  ☐

          Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☐ Item 18 ☒

i

PRESENTATION OF INFORMATION

          In this Annual Report, we refer to Companhia Paranaense de Energia – COPEL, a mixed capital corporation (sociedade anônima de economia mista) organized under the laws of Brazil as “Copel”, the “Company,” “we” or “us” and, unless the context otherwise requires, its consolidated subsidiaries.

          References to (1) the “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular) and (2) “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

          The audited consolidated financial statements of Copel as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this Annual Report (the “Financial Statements”) have been prepared in accordance with the accounting principles determined by Law No. 6,404, as amended (the “Brazilian Corporate Law Method”), which differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”). See Note 31 to the Financial Statements. As described in Note 31 to the Financial Statements, all the financial information for the year 2000 of the Financial Statements have been restated to be in accordance with the Brazilian Corporate Law Method.

          This Annual Report is presented in reais. On June 20, 2003, the commercial selling rate for reais was R$2.8933 to U.S.$1.00.

          References in this Annual Report to the “Common Shares,” “Class A Shares” and “Class B Shares” are to our common shares, class A preferred shares and class B preferred shares, respectively. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing 1,000 Class B Shares. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

          Certain terms are defined the first time they are used in this Annual Report. The “Index of Defined Terms” that begins on page 88 lists those terms and where they are defined. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary” that begins on page 89.

FORWARD-LOOKING STATEMENTS

          This Annual Report contains forward-looking statements. We may also make written or oral forward-looking statements in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

          Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	Brazilian political and economic conditions;

ii

•	Economic conditions in the State of Paraná;

•	Developments in other emerging market countries;

•	Our ability to obtain financing;

•	Lawsuits;

•	Technical and operational difficulties related to the provision of electricity services;

•	Changes in, or failure to comply with, governmental regulations;

•	Competition;

•	Electricity shortages; and

•	Other factors discussed below under “—Risk Factors.”

          All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this Annual Report.

iii

Item 1. Identity of Directors, Senior Management and Advisers

          Not Applicable.

Item 2. Offer Statistics and Expected Timetable

          Not Applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

          The following tables present selected consolidated financial information for Companhia Paranaense de Energia – COPEL. You should read the selected financial information presented below in conjunction with the Financial Statements and the notes thereto. Deloitte Touche Tohmatsu audited the Financial Statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, and their reports on the Financial Statements appear elsewhere in this Annual Report.

          The selected financial data as of December 31, 2002 and 2001 and for years ended December 31, 2002, 2001 and 2000 have been derived from our audited Financial Statements and notes thereto included elsewhere in this Annual Report. The selected financial data as of December 31, 2000, 1999 and 1998 and for the years ended December 31, 1999 and 1998 have been derived from our audited financial statements and notes thereto, prepared in accordance with Brazilian Corporate Law Method, which are not included in this Annual Report.

          As stated above, the Financial Statements are prepared in accordance with the Brazilian Corporate Law Method, which differs in certain material respects from U.S. GAAP. See Note 31 to the Financial Statements for a summary of the differences between the Brazilian Corporate Law Method and U.S. GAAP and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2002 and 2001 and net income for the years ended December 31, 2002, 2001 and 2000.

	As of and for the year ended December 31,

	2002	2001	2000	1999	1998

	(millions of reais)
Income Statement Data:

Brazilian Corporate Law Method
Net operating revenues	2,720	2,315	2,076	1,660	1,435
Operating expenses	(2,405)	(1,640)	(1,433)	(1,277)	(1,073)
Operating income	315	675	643	383	362
Equity in results of investees	(29)	27	9	3	(9)
Other income (expense)	(442)	(80)	(88)	(21)	152
Income tax and social contribution tax	41	(147)	(133)	(88)	(102)
Income (loss) before extraordinary item	(115)	475	431	277	403
Extraordinary item, net of tax effect	(205)	—	—	—	—
Net income (loss)	(320)	475	431	277	403
Dividends declared	—	170	160	110	207

U.S. GAAP
Operating income	133	447	387	162	18
Net income (loss)	(454)	335	297	26	204

Balance Sheet Data:
Brazilian Corporate Law Method
Current assets	1,031	964	773	719	630
Recoverable rate deficit (CRC)(1)	909	737	658	610	516
Long-term assets	1,684	1,387	958	891	814
Property, plant and equipment, net	5,334	5,334	5,311	5,231	4,860
Total assets	8,547	8,129	7,388	7,169	6,564
Loans and financing and debentures (current)	198	290	276	297	173
Current liabilities	795	941	654	700	562
Loans and financing and debentures (long-term)	2,016	1,154	1,104	1,117	917
Long-term liabilities	3,026	2,143	1,836	1,841	1,543
Shareholders’ equity	4,726	5,045	4,898	4,628	4,459
Capital stock	2,900	1,620	1,620	1,620	1,225

U.S. GAAP
Total assets	9,617	9,858	9,332	9,319	8,899
Long-term liabilities	3,454	2,940	2,816	2,891	2,665
Shareholders’ equity	5,436	6,008	5,884	5,748	5,697

Other Financial Data:
Capital expenditures on property, plant and equipment	303.6	339.3	382.2	608.3	763.2

(1)	Including both current and long-term CRC accounts receivable.

	As of and for the year ended December 31,

	2002	2001	2000	1999	1998

	(R$ except numbers of shares)
Brazilian Corporate Law Method
Net income (loss) per 1,000 shares:
Common Shares	(1.16942)	1.73689	1.57352	1.01282	1.47362
Class A Shares	(1.16942)	1.73689	1.57352	1.01282	1.47362
Class B Shares	(1.16942)	1.73689	1.57352	1.01282	1.47362
Dividends per 1,000 shares (1):
Common Shares	0	0.59166	0.55841	0.38359	0.47555
Class A Shares	0	0.65455	0.59208	0.59208	0.52269
Class B Shares	0	0.65455	0.61437	0.42209	0.52269

U.S. GAAP
Net income (loss) per 1,000 shares:
Common Shares	(1,65715)	1,22550	1,08673	0,09379	0,74481
Class A Shares	(1,65715)	1,22550	1,08673	0,09379	0,74481
Class B Shares	(1,65715)	1,22550	1,08673	0,09379	0,74481

(1)	Amounts shown for 1998, 1999, 2000 and 2001 represent interest on capital, which we elected to pay in lieu of dividends. Such amount exceeded the Mandatory Dividend required under the Brazilian Corporate Law by approximately R$36.7 million in 1998, R$4.8 million in 1999, R$0.8 million in 2000 and R$54.4 million in 2001. See Note 23(d) to the Financial Statements.

EXCHANGE RATES

          There are two legal exchange markets in Brazil—the commercial rate exchange market (the “Commercial Market”) and the floating rate exchange market (the “Floating Market”). There is ordinarily no significant difference in rate or liquidity between these two markets. Most trade and financial foreign-exchange transactions are carried out on the Commercial Market. These transactions include the purchase or sale of our shares or the payment of dividends or other distributions with respect to our shares. You can only carry out purchases and sales of foreign currencies through a financial institution authorized to operate in these markets.

          The real was introduced in July 1994, and from that time through March 1995 the real appreciated against the U.S. dollar. In March 1995 the Central Bank introduced exchange rate policies that established a trading band within which the real/U.S. dollar exchange rate could fluctuate, allowing the gradual devaluation of the real against the U.S. dollar. In January 1999, in response to increased pressure on Brazil’s foreign currency reserves, the Central Bank allowed the real to float freely.

          During 1999 the real experienced high volatility and suffered a sharp decline against the U.S. dollar. During 2000, 2001 and 2002 the real continued to decline against the U.S. dollar. Under the current free convertibility exchange system, the real may undergo further devaluation or may appreciate against the U.S. dollar and other currencies. During the first five months of 2003, the U.S. dollar real exchange rate rose by 16.07%. See “—Risk Factors.”

           The following table sets forth the period-end, average, high and low noon buying rate reported by the Federal Reserve Bank expressed in reais per U.S. dollars for the periods and dates indicated.

	Noon Buying Rate for
	U.S. dollars
	R$ per U.S.$1.00
Period	Period-End	Average(1)	High	Low

1998	1.2085	1.1604	1.2090	1.1162
1999	1.8090	1.8135	2.2000	1.2074
2000	1.9510	1.8330	1.9840	1.7230
2001	2.3120	2.3220	2.7850	1.9720
2002	3.5400	2.9235	3.9450	2.2730
December	3.5400		3.7950	3.4390
2003
January	3.5130		3.6590	3.2650
February	3.5650		3.6640	3.5350
March	3.3320		3.5700	3.3320
April	2.8870		3.3290	2.8870
May	2.9790		3.0430	2.8750

(1)	Average of the month-end rates beginning with December of previous period through last month of period indicated. Source: Federal Reserve Bank of New York.

          On June 23, 2003, the noon buying rate reported by the Federal Reserve Bank of New York was R$2.8870 to U.S.$1.00.

RISK FACTORS

Risks Relating to Brazil

Brazilian political and economic conditions have a direct impact on our business and the market price of the Class B Shares and ADSs

          Substantially all of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are largely dependent on Brazil’s economy, which has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles in the past. During 2002 the real declined in value by 52.27% against the U.S. dollar, from 2.3204 reais per U.S. dollar at December 31, 2001 to 3.5333 reais per U.S. dollar at December 31, 2002. During the first five months of 2003 the value of the real fluctuated, with a high of 3.6623 reais per U.S. dollar and a low of 2.8653 reais per U.S. dollar. The Central Bank determines the Brazilian base interest rate, which we refer to as the “base interest rate.” The base interest rate is the benchmark interest rate payable to holders of securities issued by the Brazilian government and traded at the Sistema Especial de Liquidação e Custodia—SELIC (Special System for Settlement and Custody). During 2002 the Central Bank raised Brazil’s base interest rate by a total of 6.0 percentage points to 25.0%. These changes were largely the result of the growing economic crisis in Argentina, one of Brazil’s primary trading partners, and the lower level of growth of the U.S. economy. The Central Bank raised the base interest rate to 25.5% in January 2003 and to 26.5% in February 2003. The base interest rate has remained at 26.5% since February 2003.

          In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, how such intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues. Our operations, financial condition and the market price of the Class B Shares and ADSs may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

•	fluctuations in exchange rates;

•	base interest rate fluctuations;

•	inflation;

•	liquidity of domestic capital and lending markets;

•	structural and investment deficiencies in the energy sector;

•	changes in tax laws;

•	exchange controls and restrictions on remittances abroad; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

          Actions taken by the Brazilian government influencing the economy have often involved measures such as wage and price controls, currency devaluations, limitation on availability of bank accounts deposits, and changes of import regime for certain products. The Brazilian government may take similar measures in the future, with adverse effects to our business, financial condition and results of operations.

          Luiz Inácio Lula da Silva was elected President of Brazil in October 2002 and took office on January 1, 2003. Changes in government or government policy could have a material adverse effect on the Company and its business, results of operations, financial condition or prospects.

          These and other future developments in the Brazilian economy and government policies may reduce Brazilian demand for our services or products, adversely affect our financial condition and results of operations, and impact the market price of the Class B Shares and ADSs.

A devaluation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies, a reduction in our operational costs, and a decline in the market price of the Class B Shares and ADSs

          A significant amount of our financial liabilities are denominated in foreign currencies, primarily U.S. dollars. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and gains on our monetary assets denominated in or indexed to foreign currencies. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the U.S. dollar/real exchange rate fell from R$2.3204 per U.S. dollar at December 31, 2001 to R$3.5333 at December 31, 2002. During the first five months of 2003, the U.S. dollar/real exchange rate rose by 16.07%, to 2.9656 reais per U.S. dollar at May 30, 2003. At June 20, 2003, the commercial selling rate for reais was R$2.8933 to U.S.$1.00. If a devaluation occurs when the value of such liabilities significantly exceeds the value of such assets, we could incur significant losses, even if their value has not changed in their original currency.

          A devaluation would reduce the U.S. dollar value of distributions and dividends on the ADSs and could materially reduce the market price of the Class B Shares and ADSs.

If Brazil experiences substantial inflation in the future, our margins and the market price of the Class B Shares and ADSs may be reduced

          Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 1,158% in 1992, 2,708% in 1993 and 1,093% in 1994. More recently, Brazil’s rates of inflation, measured in accordance with the variation of the IGP-DI index, were 9.8% in 2000, 10.4% in 2001, 26.4% in 2002 and 5.2% for the five months ended May 31, 2003. Inflation itself and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Developments in other emerging market countries may affect the Brazilian economy, may hurt our ability to finance our operations and may affect the market price of the Class B Shares and ADSs

          We believe international investors in general consider Brazil to be an emerging market. Economic and market conditions in other emerging market countries, especially those in Latin America, seem to influence the market for securities issued by Brazilian companies.

          Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indexes, including those in Brazil, have declined significantly. For example, the Brazilian financial markets were adversely affected by the Asian financial crisis at the end of 1997 and the Russian financial crisis in 1998. After prolonged periods of recession, by instability, Argentina in 2001 announced that it would not service its public sector debt. In order to address the worsening economic crisis, the Argentine government abandoned its fixed U.S. dollar/peso exchange rate and created a floating exchange rate regime in January 2002. The Argentine peso experienced a 237.3% devaluation against the U.S. dollar in 2002. From January 1 to May 31, 2003, the Argentine peso experienced a 14.88% appreciation against the U.S. dollar.

          Investors’ perception of increased risk due to the crisis in Argentina may lead to reduced levels of investment in Brazil and, more directly, may hurt our ability to finance our operations through the international capital markets. In addition, the continuation of the Argentine recession could adversely affect the Brazilian economy, as Argentina is one of Brazil’s principal trading partners. Adverse developments in the Brazilian economy could, in turn, negatively impact the Company’s business. Finally, the market price of the Class B Shares and ADSs may be adversely affected by the Argentine recession as Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Argentina.

Access to international capital markets for Brazilian companies is influenced by the perception of risk in emerging economies, which may hurt our ability to finance our operations

          Since the end of 1997, and in particular during 2001 and 2002, as a result of economic problems in various emerging market countries, including the current economic crisis in Argentina, investors have had a heightened risk perception for investments in emerging markets. As a result, in some periods Brazil has experienced a significant outflow of U.S. dollars, and Brazilian companies have faced higher costs for raising funds, both domestically and abroad and have been impeded from accessing international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us.

Risks Relating to COPEL

We are controlled by the State of Paraná and government policy could have a material adverse effect on us and our business

          We are controlled by the State of Paraná, which directly and indirectly holds 58.6% of our outstanding common voting shares as of the date of this Annual Report, and whose interests may differ from yours. The State of Paraná has the power to control all our operations, including the power to:

•	elect a majority of our directors; and

•	determine the outcome of any action requiring common shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of any future dividends.

Government policy could have a material adverse effect on us and our business, results of operations, financial condition or prospects. As a result of recent changes in government, there have been significant changes in our board of directors and senior management in recent months. The reconstituted board of directors and new senior management may pursue a strategy or conduct operations in a manner that diverges significantly from the strategy and operations pursued by our previous management.

Our commitments under long-term power and capacity purchase agreements could have a material adverse effect on our business if their terms are not renegotiated or if we are forced to fully comply with these terms

          We have entered into several dollar-indexed long-term energy purchase and capacity purchase agreements. Due to the overall decrease in energy prices and the devaluation of the real, our commitments under these contracts have become more burdensome. Additionally, the parties to the contracts have been unable to secure regulatory approval by the Brazilian regulatory agency for the electric sector, Agência Nacional de Energia Elétrica – ANEEL (“ANEEL”) and the validity of the terms of these contracts under Brazilian law is uncertain. We are currently negotiating the restructuring of the terms of certain of these contracts with a view to reestablishing economic balance and conforming them to ANEEL’s requirements. The determination of the validity of these contracts and the outcome of any such negotiations is uncertain and, if these efforts are unsuccessful, the full performance of the contracts could materially adversely affect our business.

We are involved in several lawsuits that could have a material adverse effect on our business if their outcome is unfavorable to us

          We are the defendant in several legal actions, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially adversely affect our business and the value of the Class B Shares and ADSs.

We are largely dependent upon the economy of the State of Paraná

          Our market for the majority of our sales of electricity historically has been and currently is located in Paraná. Although a more competitive market involving possible sales to customers outside the

State might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná. We cannot assure you that economic conditions in Paraná will be favorable to us in the future.

The development of power generation projects is subject to substantial risks

          In connection with the development of a generation project, we generally must obtain feasibility studies, governmental permits and approvals, condemnation agreements, equipment supply agreements, sufficient equity and debt financing, site agreements and construction contracts, each of which involves third parties over which we have no control. In addition, project development is subject to environmental, engineering and construction risks that can lead to cost-overruns, delays and other impediments to timely completion within a project’s budget. We cannot assure you that all required permits and approvals for our projects will be obtained, that we will be able to secure private sector partners for any of our projects, that we or any of our partners will be able to obtain adequate financing for our projects or that financing will be available on a non-recourse basis to us. If we are unable to complete a project, whether at the initial development phase or after construction has commenced, we may not be able to recover our investment in such a project, which may at times be substantial.

We must comply with rigorous minimum quality standards

          According to our concession agreement, we must comply with the minimum quality standards determined by the Brazilian government for the distribution of electric energy, as well as meet minimum standards for the improvement of services. If our performance falls below these standards, we may be subject to penalties and fines. In extreme instances the Brazilian government may force us to forfeit our concession.

Risks Relating to the Brazilian Electric Sector

Rate regulations in the electric sector may not keep pace with increases in costs

          According to the rules that regulate the public service concession agreements for distribution of electric energy, the rates charged by electric energy distributors are adjusted annually by ANEEL and are subject to the conditions to the concession agreements and to ANEEL regulations providing for the recovery of increased costs through rate increases. Specific rules limit the cost increases that may be passed on to customers and might not offset cost increases for the purchase of electrical energy.

We may face increased competition that could adversely affect our market share and revenues

          Within our concession area we do not face competition in the distribution of electric energy to residential, commercial and industrial customers of low voltage supply. As a result of recent legislation other suppliers are now permitted to offer electricity to certain large electricity customers that meet the regulatory requirements to qualify as Unregulated Customers at potentially lower prices than those we currently charge.

          The increase in competition from other energy suppliers serving customers located in our concession area, together with the issuance of additional regulations aimed at fostering competition in the energy sector, could adversely affect our market share and revenues.

Participation in the energy sector may be limited by regulatory authorities

          As a general rule, ANEEL establishes a maximum participation limit for the distribution of electric energy. Based on this limit, individual distributors cannot exceed 20% of the total energy distribution within the national electric system and 25% of the total energy distribution within the electrical system for the south region, which includes the State of Paraná. This limitation may affect our ability to expand our distribution of electric energy and may hinder revenue growth.

Electricity shortages might affect the cost of electric energy and the prices we can charge customers

          Due to the dependence of the electric energy sector upon natural and seasonal variables such as rainfall and water levels, deterioration in these conditions could severally hamper the generation of electric energy.

          Brazil has recently experienced a severe shortage of capacity to generate electrical energy. The recent crisis was largely due to a lack of investment in power generation and to drought conditions throughout much of the country, which caused water levels at hydroelectric plants (which account for 88.3% of the country’s generating capacity) to fall to less than one-third of capacity.

          In order to avoid the possibility of rolling blackouts, during the year 2001 the Brazilian government announced measures aimed at the reduction of electricity consumption in the southeast, central-western and northeastern regions of Brazil by an average of 20% and announced surcharges for those who do not meet their cutback quotas and rewards for those who do. The State of Paraná was not subject to these measures. The Brazilian government also ordered that energy distribution companies located in the affected regions of the country reduce the energy supply to their customers. The restrictions became effective as of June 1, 2001 and remained in effect until February 28, 2002.

          In the future, the Brazilian government may adopt further measures to reduce energy consumption in other regions of the country including the State of Paraná if the generation capacity in Brazil does not increase to meet the growth in demand. These measures, if adopted in the future, including the reduction of our customers’ electricity consumption and the limitations on our ability to generate, transmit or distribute energy could have a material adverse effect on our financial conditions and results of operations. Additionally, such shortages may lead to the generation of energy through higher cost alternatives. In such situations, the Brazilian government might limit the increase in energy purchasing costs that can be passed on to final customers, reducing our profits.

Changes in regulations or government policy could have a material adverse effect upon our business

          The 2002 elections in Brazil also resulted in major changes in the Brazilian government and in the state government of Paraná. The new Brazilian president took office in January 2003, and his ministers have undertaken a comprehensive review of federal policy for the energy sector and have indicated that they will likely make further structural reforms to the sector, although no specific proposals have yet been adopted. In the State of Paraná, Roberto Requião took office as governor in January 2003, and the new government has also withdrawn the longstanding initiative to privatize some of our businesses. Future reforms of the electricity sector could have a material adverse effect on our financial conditions and results of operations.

Risks Relating to the Class B Shares and ADSs

As a holder of ADSs you will generally not have voting rights at our shareholders’ meetings

          In accordance with the Brazilian Corporate Law and our by-laws, holders of the Class B Shares, and thus of the ADSs, are not entitled to vote at our shareholders’ meetings except in limited circumstances. This means, among other things, that you, as a holder of the ADSs, are not entitled to vote on corporate transactions, including any proposed merger or consolidation (“incorporação”) with other companies.

          In addition, in the limited circumstances where the holders of Class B Shares are able to vote, holders may exercise voting rights with respect to the Class B Shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions under Brazilian law or under our by-laws that limit ADS holders’ ability to exercise their voting rights through the depositary bank with respect to the underlying Class B Shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, our holders of Class B Shares will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary bank, which will in turn, as soon as practicable thereafter, mail to holders of ADSs the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary bank how to vote their shares. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights will take longer for ADS holders than for holders of Class B Shares. ADSs for which the depositary bank does not receive timely voting instructions will not be voted at any meeting.

As a holder of ADSs you will have fewer and less well defined shareholders’ rights than in the United States and certain other jurisdictions

          Our corporate affairs are governed by our by-laws and the Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil. Under the Brazilian Corporate Law you and the holders of the Class B Shares may have fewer and less well-defined rights to protect your interests relative to actions taken by our Board of Directors or the holders of Common Shares than under the laws of some jurisdictions outside Brazil.

          Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of minority shareholder interests may be less well developed and enforced in Brazil than in the United States, which could potentially disadvantage you as a holder of the preferred shares and ADSs. For example, when compared to Delaware general corporation law, Brazilian Corporate Law and practice has less detailed and well-established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Brazilian companies must hold 5% of the outstanding share capital of a corporation to have standing to bring shareholders’ derivative suits, and shareholders in Brazilian companies ordinarily do not have standing to bring a class action.

If we issue new shares or our shareholders sell shares in the future, the market price of your ADSs may be reduced

          Sales of a substantial number of shares or the belief that this may occur, could decrease the prevailing market price of the Class B Shares and ADSs by diluting the shares’ value. If we issue new shares or our existing shareholders sell shares they hold, the market price of the Class B Shares and of the ADSs, may decrease significantly. Such issuances and sales also might make it more difficult for us to issue Class B Shares and ADSs in the future at a time and a price that we deem appropriate and for you to sell your securities at or above the price you paid for them.

You may be unable to exercise preemptive rights relating to the preferred shares

          You will not be able to exercise the preemptive rights relating to the Class B Shares underlying your ADSs unless a registration statement under the United States Securities Act of 1933 as amended, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. The depositary bank will not offer rights to you as a holder of the ADSs unless the rights are either registered under provisions of the Securities Act or are subject to an exemption from the registration requirements. We are not obligated to file a registration statement with respect to the shares or other securities relating to these rights, and we cannot assure you that we will file any such registration statement. Accordingly, you may receive only the net proceeds from the sale of your preemptive rights by the depositary bank or, if the preemptive rights cannot be sold, they will be allowed to lapse. If you are unable to participate in rights offerings, your holdings may also be diluted.

If you exchange your ADSs for Class B Shares, you risk losing the ability to remit foreign currency abroad and Brazilian tax advantages

          Brazilian law requires that parties obtain a certificate of registration from the Central Bank in order to be allowed to remit foreign currencies, including U.S. dollars, abroad. For the ADSs, the Brazilian custodian for the Class B Shares has obtained the necessary certificate from the Central Bank for the payment of dividends or other cash distributions relating to the preferred shares or upon the disposition of the preferred shares. If you exchange your ADSs for the underlying Class B Shares, however, you may only rely on the custodian’s certificate for five business days from the date of exchange. Thereafter, you must obtain your own certificate of registration or register in accordance with Central Bank and CVM rules, in order to obtain and remit U.S. dollars abroad upon the disposition of the Class B Shares or distributions relating to the preferred shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the preferred shares.

          If you attempt to obtain your own certificate of registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the preferred shares or the return of your capital in a timely manner. The custodian’s certificate of registration and any certificate of foreign capital registration you obtain may be affected by future legislative changes. Additional restrictions may be imposed in the future on the disposition of the underlying Class B Shares or the repatriation of the proceeds from disposition.

The Brazilian government may impose exchange controls and restrictions on remittances abroad which may adversely affect your ability to convert funds in reais into other currencies and to remit other currencies abroad

          You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of Brazilian currency into foreign currencies. The Brazilian government last imposed remittance restrictions for a brief period in 1989 and early 1990. Reimposition of these restrictions would hinder or prevent your ability to convert dividends, distributions or the proceeds from any sale of Class B Shares, as the case may be from reais, into U.S. dollars or other currencies and to remit those funds abroad. We cannot assure you that the Brazilian government will not take similar measures in the future.

The relative volatility and illiquidity of the Brazilian securities markets may impair your ability to sell the Class B Shares underlying the ADSs

          The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and elsewhere, and are not as highly regulated or supervised as some of those other markets. The illiquidity and relatively small market capitalization of the Brazilian equity markets may cause the market price of securities of Brazilian companies, including our ADSs and Class B Shares, to fluctuate in both the domestic and international markets, and may substantially limit your ability to sell the Class B Shares underlying your ADSs at a price and time at which you wish to do so.

Item 4. Information on the Company

THE COMPANY

          We are a fully integrated electric power company engaged in the generation, transmission and distribution of electricity in the Brazilian State of Paraná, pursuant to concessions granted by an agency of Brazil’s government. At December 31, 2002, we generated electricity at 17 hydroelectric plants and 1 thermoelectric plant, with total installed capacity of 4,549.61 MW (approximately 99.56% of which is hydroelectric). Our electric power business is subject to comprehensive regulation by the Brazilian regulatory agency for the electric sector, Agência Nacional de Energia Elétrica – ANEEL.

          We hold concessions to distribute electricity in approximately 98% of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. At December 31, 2002, we owned and operated 6,772 kilometers of transmission lines and 161,037 kilometers of distribution lines, constituting the sixth-largest distribution network in Brazil. Of the electricity we supplied to our final customers during 2002:

•	46.65% was to industrial customers;

•	23.21% to residential customers;

•	14.70% to commercial customers; and

•	15.44% to rural and other customers.

          Since mid-2002, there has been a series of important changes in our business environment and in our strategic direction. Depreciation of the real, which declined by 52.27% against the U.S. dollar from December 31, 2001 to December 31, 2002, adversely affected our financial condition because of our U.S.-dollar denominated indebtedness. In addition, while Brazilian energy capacity recovered from the drought of 2001, demand for power remained soft. Under these conditions, certain long-term commitments to purchase power became uneconomical, and these have also adversely affected our financial condition.

           The 2002 elections in Brazil also resulted in major changes in the Brazilian government and in the state government of Paraná. The new Brazilian president took office in January 2003, and his ministers have undertaken a comprehensive review of federal policy for the energy sector, which may result in extensive reforms although no specific proposals have yet been adopted. In the State of Paraná, a new governor was elected along with a different political party, and, as a result, all the members of the board of directors and all the executive officers were replaced effective in January 2003. The new government has also withdrawn the longstanding initiative to privatize some of our businesses.

          Our new management has implemented significant and wide-ranging changes in our strategy based on focusing on our responsibilities to our customers, our shareholders and society. Key elements of our strategy include the following:

•	Refocusing our business on meeting the requirements of customers.

•	Reorganizing the Company internally, to combine the separate subsidiaries established during 2001 under previous management.

•	Changing our capital expenditure priorities to emphasize modernizing our transmission network and improving the reliability of our transmission and distribution systems.

•	Obtaining relief from the burdens of uneconomical long-term power purchase commitments, particularly with Cien and Araucária, by negotiation or by other means.

•	Seeking to reduce our foreign-currency indebtedness.

•	Reducing our losses from customer defaults and from energy theft and fraud.

•	Reviewing our investments in affiliates and joint ventures with the objectives of exiting those that are not consistent with our core objectives, and limiting future investments to those we control.

•	Strengthening corporate governance by a variety of measures, including increasing oversight by the board of directors and the fiscal council.

          Our head offices are located at Rua Coronel Dulcídio, 800, CEP 80420-170 Curitiba, PR, Brazil. Our telephone number at the head office is (55-41) 322-3535.

Historical Background

          We were formed in 1954 by the State of Paraná to engage in the generation, transmission and distribution of electricity, as part of Paraná’s plan to bring the electric power sector under state control. Major expansion occurred in the early 1970s, when we acquired the principal private power companies located in Paraná. The period from 1970 to 1977 saw significant expansion of our transmission and distribution network and the connection of our network to networks in other states. In 1979, a change in state law permitted us to extend our generating activities to include production from sources other than hydroelectric plants.

          Relationship with the State of Paraná

          The State of Paraná owns (directly and indirectly) approximately 58.6% of our Common Shares and, consequently, has the ability to control the election of the majority of the members of the Board of

Directors, the appointment of senior management and our direction, future operations and business strategy.

          In December 1998, the Paraná state legislature passed a law authorizing our corporate restructuring and the sale of the State’s interest in our share capital. In 2001, the State of Paraná pursued a proposed sale of the State’s interest. Late in 2001, the privatization process was indefinitely postponed due to a variety of circumstances, including market conditions, uncertainties brought on by the terrorist attacks in the United States which occurred on September 11, 2001, the faltering Argentine economy and recent legal actions contesting proposed privatizations in the State of Paraná. Following the recent elections in the State of Paraná, the new governor who took office in January 2003 announced that the new government would not pursue the longstanding privatization initiative.

          Corporate Restructuring

          Prior to 2001, Copel was a single corporation engaged in the generation, transmission and distribution of electricity and in certain related activities. In order to facilitate our proposed privatization and compliance with the changed regulatory regime, we transferred our operations to four wholly-owned subsidiaries—one each for generation, transmission, distribution and telecommunications—and our investments in other companies to a fifth wholly-owned subsidiary. This corporate restructuring was completed in March 2001.

          Beginning in January 2003, our new management reevaluated our corporate structure. The corporate separation of our businesses is no longer necessary, and we believe there would be gains in efficiency from reversing the separation at least in part. We are accordingly studying a reorganization that would eliminate duplicative administrative structures and perhaps combine corporate entities. By the end of July 2003, we expect to develop a full plan for the reorganization, which should be implemented between August 2003 and December 2004.

Business

          During 2002, we produced 66.9% of the electricity we delivered. In addition to the energy we produce, we are required, like certain other Brazilian utilities, to purchase energy from Itaipu in an amount determined by the Brazilian government based on our sales of electricity. Itaipu is the largest operating hydroelectric power plant in the world, with an installed capacity of 12,600 MW. Pursuant to a 1973 treaty between Brazil and Paraguay, Brazil purchases a substantial majority of the electricity generated by Itaipu. The following chart sets forth the sources and uses of electricity we delivered during 2002. Amounts other than percentages are in GWh. The classification of our energy sales is based on the regulatory structure discussed in Item 4 “Information on the Company—The Brazilian Electric Power Industry”.

          The following table sets forth the total electricity we generated, purchased from Itaipu and purchased from others in the last five years.

	Year ended December 31,

	2002	2001	2000	1999	1998

			(GWh)
Electricity we generated	19,100	24,380	16,825	18,684	17,694
Electricity we purchased from Itaipu	4,845	4,640	5,546	5,375	5,302
Electricity we purchased from others(1)	4,587	419	1,900	434	26

Total	28,532	29,439	24,271	24,493	23,022

(1)	Includes capacity made available but not fully delivered.

          The following table sets forth the total electricity we sold to final customers, distributors, Eletrosul and the ICPS.

	Year ended December 31,

	2002	2001	2000	1999	1998

			(GWh)
Electricity delivered to final customers (retail and unregulated)	18,551	18,037	17,629	15,707	15,006
Electricity delivered to distributors in Paraná	411	449	412	391	366
Electricity delivered to out of state distributors under Initial Supply Contracts	140	140	1,424	2,992	160
Bilateral Agreements	679	516	730	––	––
Electricity delivered to the Wholesale Energy Market and the ICPS(1)	7,119	8,609	2,453	3,789	5,550
Electricity delivered to Eletrosul	—	—	—	—	509

Subtotal	26,900	27,751	22,648	22,879	21,591

Losses—Distribution System	1,632	1,688	1,623	1,614	1,431

Total	28,532	29,439	24,271	24,493	23,022

(1)	Includes capacity made available but not fully delivered.

          Generation and Purchases of Energy

          Generating facilities

          At December 31, 2002, we operated 17 hydroelectric plants and one thermoelectric plant, with a total installed capacity of 4,549.61 MW. We produce electricity almost exclusively through our hydroelectric plants. Our assured energy, which represents our minimum potential total output, totaled 17,499 GWh in 2002. The actual generation in any year differs from assured energy, depending on hydrological conditions and other factors. We generated 19,100 GWh in 2002, 24,380 GWh in 2001 and 16,825 GWh in 2000. The high level of generation in 2001 was due to the heavy demand as a result of rationing in other parts of Brazil. The generation of electrical energy at our hydroelectric plants is supervised and coordinated by the Generation Operation Center in Curitiba, which is presently responsible for the operation of approximately 99% of our total installed capacity.

          The following table sets forth certain information relating to our principal plants in operation at December 31, 2002.

		Installed	Assured	Placed In	Concession
Type	Plant	Capacity	Energy (1)	Service	Expires

		(MW)	(GWh/yr)
Hydroelectric	Gov. Bento Munhoz da Rocha Netto	1,676	5,055	1980	2023
Hydroelectric	Gov. Ney Aminthas de Barros Braga	1,260	5,387	1992	2009
Hydroelectric	Salto Caxias	1,240	5,361	1999	2010
Hydroelectric	Gov. Pedro Viriato Parigot de Souza	260	1,104	1970	2015
Hydroelectric	Guaricana	36	119	1957	2006
Hydroelectric	Chaminé	18	102	1930	2006
Thermoelectric	Figueira	20	123	1963	2019

(1)	Values used to determine volumes committed for sale under Supply Contracts.

          Governador Bento Munhoz da Rocha Netto (Foz do Areia). The Gov. Bento Munhoz de Rocha Netto hydroelectric plant is located on the Iguaçu River, approximately 240 kilometers southwest of the city of Curitiba. The plant began full operations in 1981.

          Governador Ney Aminthas de Barros Braga (Segredo). The Gov. Ney Aminthas de Barros Braga hydroelectric plant is located on the Iguaçu River, approximately 285 kilometers southwest of the city of Curitiba. The plant began full operations in 1993.

          Salto Caxias. The Salto Caxias hydroelectric plant is located on the Iguaçu River, approximately 600 kilometers southwest of the city of Curitiba. We began constructing the plant in 1994 and placed the final generating unit in service in October 1999.

          Governador Pedro Viriato Parigot de Souza (Capivari Cachoeira). The Gov. Pedro Viriato Parigot de Souza hydroelectric plant is the largest underground hydroelectric plant in Brazil. The reservoir is located on the Capivari River, approximately 50 kilometers north of the city of Curitiba, and the power station is located on the Cachoeira River, approximately 90 kilometers northeast of the city of Curitiba. The plant began full operations in 1972.

          In April 2001, we sold our 5.2% interest in Machadinho, a hydroelectric plant located in the Pelotas River, which marks the border between the States of Santa Catarina and Rio Grande do Sul, for R$22.8 million.

          Expansion of Generating Capacity

          Demand for electrical energy in southern Brazil continues to grow. Until 1999, we invested heavily in increasing our generating capacity, culminating with the completion of the Salto Caxias facility. We funded the project with cash from operations and proceeds from financings completed in 1997. Since 2000, we have been investing substantially less in increasing our generating capacity as a result of limitations under Brazilian monetary regulations on the ability of state-controlled entities to borrow to finance new investment. Nevertheless, we completed the Dona Francisca power plant, which has been fully operational since April 2001. We expect to spend R$44.9 million on generation capacity from 2003 through 2006 on our wholly-owned facilities and R$81.6 million on generation capacity from 2003 through 2006 at facilities in which we hold a minority interest.

          We have minority interests in several generation projects. Although we retain only a minority interest in these generation projects, approximately 51% of the energy that these facilities will generate will be available for our use, substantially enhancing our generation capacity in the future. The following table sets forth information regarding our planned major generation projects for the period from 2003 to 2007.

						Estimated
	Estimated	Estimated	Budgeted	(Expected)	Our	Energy
	Installed	Assured	Completion	Beginning of	Ownership	Available
Facility	Capacity	Energy(1)	Cost	Operation	Percentage	to Copel		Status

	(MW)	(GWh/year)	(R$ million)
Campos Novos	880	3,310	1,207	March 2006	16.73%	16.73%		SPC Incorporated
Santa Clara and Fundão	240	1,186	361	January 2005	40.00%	85.00	%(2)	SPC Incorporated
São Jerônimo	331	1,450	510	July 2008	21.00%	100.00%		Concession Awarded

(1)	Values used to determine volumes committed for sale under Initial Supply Contracts.

(2)	With an option to purchase the additional 15% of available energy.

          Campos Novos. The Campos Novos hydroelectric plant will be located on the Canoas River in the State of Santa Catarina, and is projected to have installed capacity of 880 MW. Campos Novos Energia S.A.—ENERCAN, a special purpose company among four companies, signed the concession agreement for the plant in May 2000. We own a 16.73% interest in ENERCAN. We provided technical management in the preparation of the basic engineering project review. The special purpose company members estimate that the expenditures necessary to construct the plant will total approximately R$1,207 million, of which we will be responsible for approximately R$201.9 million (as of December 31, 2002). We expect that 68% of this amount will be financed by the Brazilian Social and Economic Development Bank (“BNDES”) and from the Inter-American Development Bank. In nominal terms, as of December 31, 2002, the special purpose company had invested R$320.0 million in this project, of which we had invested R$53.5 million.

          Santa Clara and Fundão. The Santa Clara and Fundão hydroelectric plants will be comprised of two hydroelectric power generation units on the Jordão river in the State of Paraná. The units are expected to have total installed capacity of 240 MW. Two smaller hydroelectric generation units will also be installed, which are expected to have additional installed capacity of 5.9 MW. The plant is expected to begin operation in January 2005. ELEJOR, a special purpose company formed by three companies, signed the concession agreement for the plant in October 2001. We own a 40% interest in ELEJOR. The special purpose company members estimate that the expenditures necessary to construct the plant will total approximately R$361 million, of which we will be responsible for approximately R$144.4 million (as of December 31, 2002). We expect that 70% of this amount will be financed by BNDES. ELEJOR has already signed a 12–1/2-year power purchase agreement with COPEL Distribuição to sell 85% of the energy that it will produce to COPEL Distribuição. Eletrobras has subscribed 50% of total capital in preferred shares to be redeemed within ten years after a grace period of two years and with a yield of 12% per year plus IGP-M. Construction of the Santa Clara Plant began in December 2002. In nominal terms, as of December 31, 2002, the special purpose company had invested R$22.5 million in this project, of which we had invested R$4.5 million.

          São Jerônimo. The São Jerônimo hydroelectric plant will be located between the municipalities of Tamarana and São Jerônimo de Serra on the Tibagi river in the State of Paraná. The plant, whose future structure will include a 105m dam, is projected to have 2 generation units with total installed capacity of 331 MW. The plant is expected to begin operation in 2008. The project began in October 2001 after the São Jerônimo consortium won the bid for the project. We currently own 21% of the consortium, but our percentage ownership interest may increase significantly due to a restructuring which the consortium is going through as a result of financial difficulties faced by one of the consortium members. The estimated cost of this power plant is R$510 million. The Consortium intends to obtain the necessary financing through project finance funding. A power purchase agreement has already been executed whereby all of the energy produced by the São Jerônimo plant for the subsequent 30 years will be purchased by COPEL Distribuição S.A.

          The following table sets forth information regarding recently-completed major generation projects in which we have a minority interest.

						Estimated
					Our	Energy
		Installed	Assured		Ownership	Available	Concession
Type	Plant	Capacity	Energy (1)	Placed in Service	Percentage	to COPEL	Expires

		(MW)	(GWh/yr)			(%)
Thermoelectric	Araucária	484	3,903	September 2002	20%	100	2022
Hydroelectric	Dona Francisca	125	665	February 2001	23%	0 (2)	2034
Hydroelectric	Foz do Chopim	29	175	October 2001	35.77%	100	2034
Wind	Centrais Eólicas Do Paraná	2	7	February 1999	30%	100	2019

(1)	Values used to determine volumes committed for sale under Initial Supply Contracts.

(2)	We are currently negotiating a power purchase agreement governing how much energy will be available to us.

          Araucária. UEG Araucária Ltda., formed in April 1998, is a special purpose company established to construct the Araucária Thermoelectric Power Plant in the municipality of Araucária (located in the Curitiba metropolitan area), which was inaugurated in September 2002, with net capacity of 484 MW. The plant is fueled by natural gas imported from Bolivia through the Brazil-Bolivia pipeline. Araucária is licensed by ANEEL as an independent power producer. An entity managed by a subsidiary of El Paso Corporation, which is a large U.S.-based international energy company, owns 60% of the equity of Araucária, the Brazilian oil company Petróleo Brasileiro S.A. - Petrobras owns 20% and we own 20%. Pursuant to the articles of association of Araucária, we have board representation and limited veto rights but the El Paso entity effectively controls Araucária. Through December 31, 2002, Araucária had invested approximately U.S.$315 million to construct the plant, financed entirely by shareholder contributions, U.S.$59.4 million of which were invested by Copel.

          Dona Francisca. The Dona Francisca hydroelectric plant is located on the Jacuí River in the State of Rio Grande do Sul. We own a 23% interest in the company that holds the concession for Dona Francisca. The first generation unit started operating in February 2001, and the second generation unit started operating in April 2001. The plant has an installed capacity of 125 MW. The investment necessary to construct the plant was R$217 million. The shareholders invested R$68.3 million, of which R$15.3 million was invested by us, and R$148.7 million came from borrowings.

          Foz do Chopim. The Foz do Chopim hydroelectric plant is located on the Chopim River in the State of Paraná and was built on the already existing structure of the Julio de Mesquita plant, which is no longer active. We own a 35.77% interest in the Foz do Chopim hydroelectric plant and the remaining 64.23% is owned by DM Planejamento e Participações. The plant has an installed capacity of 29 MW. The investment necessary to construct the plant was R$51.4 million, of which R$28.5 million was invested by us. The first generation unit started operating on October 25, 2001, and the second generation unit started operating on December 8, 2001.

          Centrais Eólicas do Paraná. We own a 30% interest in Centrais Eólicas do Paraná Ltda., a special purpose company formed in December 1998 to install and operate the first wind power plant in southern Brazil. The wind power plant comprises five 500 KW wind power generators amounting to an installed capacity of 2.5 MW. The facility generates 6.5 MWh annually. The plant has been in operation since February 1999. We invested R$1.2 million in the construction of the plant, which cost, in the aggregate, R$4 million.

          Projects Under Study.

          We are involved in various private initiatives formed to study the technical, economic and environmental feasibility of generation projects. These proposed generation projects would have a total of 173.7 MW of installed capacity. The following table sets forth information regarding proposed generation projects.

		Estimated	Estimated			Energy Available
		Installed	Assured		Our Ownership	Estimated to
Type	Project	Capacity	Energy	Estimated Cost	Percentage	COPEL

		(MW)	(GWh/yr)	(R$) in millions	(%)	(%)
Hydroelectric	Rio Areia	30	149	69	30%	100
Hydroelectric	Rio Farinha(1)	21	129	38	20%	100
Hydroelectric	Rio Chopim	123	598	184	15%	100

(1)	In March 2003 our management decided to withdraw from this consortium, in part because the investment is not consistent with our core objectives.

          On the other hand, we have cancelled the project for increase in the installed capacity of the Usina Termoelétrica de Figueira thermoelectric plant, which has been rejected by our new management, and also the projects for construction of the Usina Termoelétrica Pitanga, Usina Termoelétrica Norte and Usina Termoelétrica Dois Saltos thermoelectric plants, which have been considered unfeasible by our management based on economic and technical studies. Also, construction of the Usina Termoelétrica de São Mateus thermoelectric plant has been temporarily suspended until we are able to find a purchaser for a sub-product of the plant.

          Purchases

          We purchased 4,845 GWh of electricity from Itaipu in 2002, or 16.9% of the total electricity we generated and purchased in 2002. In 2002, our purchases represented approximately 6% of Itaipu’s supply to Brazil and 33% of the energy purchased from Itaipu by the southern region of Brazil. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in proportion to the volume of electricity that they historically have provided to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars and have been above the national average cost for bulk supply of power.

          During 2002, we paid an average tariff of R$102.18 per MWh for purchases of energy from Itaipu, as compared to R$85.24 during 2001. These figures include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

          We entered into a Capacity Purchase Agreement dated May 31, 2000 with Araucária (the “CPA”). Under the CPA, we agreed that following the completion of the plant we would operate and maintain it at our expense, including the cost of fuel, and purchase 100% of its capacity. The CPA contains a complex formula governing our capacity payments, designed to permit Araucária to service each element of an assumed capital structure.

          As the construction of the plant neared completion in September 2002, the parties sought to renegotiate the CPA, with a view to conforming it to ANEEL’s requirements. The approval of the CPA by ANEEL is necessary to permit resale of the energy to be generated at the plant to consumers and ANEEL has refused to grant its approval, among other reasons because it is a contract to purchase capacity (as opposed to energy) and because it is indexed to U.S. dollars. The CPA requires us to make payments to Araucária in amounts that far exceed the resale prices of this energy in the Brazilian market. We negotiated with Araucária with a view to restructuring the CPA, but those negotiations ceased in early 2003. Araucária began billing us for capacity payments in September 2002, and while negotiations continued we made the monthly payments, reserving our rights in the event we were unable to reach agreement. Through December 31, 2002, we had made payments to Araucária in the total amount of R$113.9 million. Since January 2003, we have not made any payments although we continue to accrue and provision the full amounts billed to us. In the first quarter of 2003, we had charges of R$43.5 million for gas purchases and R$70.4 million for capacity purchases, which had a material adverse effect on our financial performance.

          In April 2003, Araucária commenced arbitration proceedings against us, seeking R$69.7 million representing the amounts billed and unpaid through March 2003, but preserving the right to amend its demands. Also in April 2003, Araucária delivered a notice of termination of the CPA alleging that we are in breach of the CPA, demanding, pursuant to the contractual provision governing termination, that we purchase the plant, and claiming that the purchase price, net of any applicable taxes and/or charges, is U.S.$827.4 million, which Araucária contends is the discounted present value of the capacity payments. We are vigorously contesting Araucária’s claims, based on a variety of arguments. We initiated a lawsuit against Araucária in Brazil seeking the invalidation of the arbitration provision contained in the CPA. On June 3, 2003, we were granted a preliminary injunction by the court ordering Araucária to suspend the arbitration proceedings commenced against us. Araucária appealed this decision and the parties are now awaiting a decision on Araucária’s appeal.

          We cannot assure you that we will be wholly successful in our dispute with Araucária. The financial effects of full performance of the CPA or of purchasing the plant under the termination provisions would be highly material and adverse.

          We also entered into two Agreements to Purchase Firm Capacity and Associated Energy dated December 13, 1999 (the “Cien Agreements”) with Companhia de Interconexão Energética—Cien (“Cien”). Cien is controlled by the Spanish-based international energy company Endesa. It was established in 1999 to build two transmission lines between Argentina and Brazil, and it obtained financing from a bank syndicate. One transmission line began operating in May 2002 and the other in August of 2002. Beginning on those respective dates, the Cien Agreements require us to purchase an aggregate of 800 MW on a “take or pay” basis. The Cien Agreements contain a complex formula governing our payments for firm capacity and associated energy, designed to adjust prices set forth by the Cien Agreements so that they reflect Brazilian inflation and changes in the exchange rate of the real against the U.S. dollar, subject to a floor and a ceiling. We have pledged funds and customer accounts receivable to secure our obligations to make monthly payments.

          The Cien Agreements require us to make payments to Cien in amounts that far exceed the resale prices of the energy in the Brazilian market. We have been actively renegotiating the terms of purchase from Cien, primarily on the basis of provisions of the Cien Agreements obligating the parties to renegotiate to reestablish economic balance in the event of certain major changes in circumstances, as described in the Cien Agreements. Also, ANEEL has not approved the Cien Agreements among other reasons because they are indexed to U.S. dollars. The approval of the Cien Agreements by ANEEL is necessary to permit resale of the energy to be transmitted by Cien to consumers. Through December 31, 2002, we had made payments to Cien in the total amount of R$262.5 million. Since January 2003, we have not made any payments, although we continue to accrue and provision the full amounts billed to us. In the first quarter of 2003, we had charges of R$181.3 million for firm capacity and associated energy purchases from Cien, which had a material adverse effect on our financial performance. The Cien Agreements provide that if we are in breach of the Cien Agreements for a period of more than 60 consecutive days, Cien has the right to terminate the Cien Agreements and demand reimbursement of the costs incurred by Cien to purchase firm capacity for a period of two years plus payment of a penalty, totaling up to approximately R$1 billion as of June 2003.

          The financial effects of full performance of the Cien Agreements as they stand or of having to make payments to Cien under the termination provisions would be highly material and adverse. We believe, based on our discussions with Cien and its shareholder, that we will be able to reach an agreement revising the terms of our purchases. We have not, however, reached agreement yet, and we believe that Cien will require approval from its creditors to agree with us on a modification of the terms of the Cien Agreements. We cannot assure you that we will reach agreement, or when we will do so, or that the renegotiated terms will have a favorable impact on us.

          Transmission and Distribution

          General

          Electricity is transferred from power plants to customers through transmission and distribution systems. Transmission is the bulk transfer of electricity from generating facilities to the distribution system by means of the main national transmission grid (the “Main Transmission Grid”). Distribution is the transfer of electricity from the transmission system to final customers. Residential customers, representing 23.21% of our market for electricity, used 4,307 GWh during 2002, a decrease of 0.1% from residential use during 2001. Industrial customers, representing 46.65% of our market for electricity, used 8,655 GWh during 2002, an increase of 4.1% from industrial use during 2001.

           The following table sets forth certain information concerning our transmission and distribution systems at the dates presented.

	At December 31,

	2002	2001	2000	1999	1998

Transmission and subtransmission lines (km)
230 kV and 525 kV	1,599.0	1,599.0	1,514.1	1,491.7	1,258.2
l38 kV	3,999.1	3,996.1	3,980.9	3,859.1	3,949.7
88 kV	58.2	58.2	58.2	58.2	58.2
69 kV	1,115.8	1,110.0	1,099.0	1,139.7	1,143.9
Distribution lines (km):
23 kV to 44 kV	82,693.2	79,018.7	77,365.6	75,566.0	73,373.8
Overhead distribution lines (km):
13.8 kV to 23 kV	78,343.8	76,054.3	74,327.4	73,132.0	72,044.4
Transformer capacity (MVA)
Transmission substations(2)	14,727.3	14,644.0	17,426.0	16,475.0	14,316.0
Generation (step up) substations	5,004.1	5,004.1	—	—	—
Distribution substations	1,338.0	1,305.0	1,251.0	1,237.0	1,199.0
Distribution transformers (MVA)	6,361.0	6,041.0	5,786.0	5,558.0	5,313.0
Total energy losses (1)	5.7%	5.7%	6.7%	6.6%	8.5%

(1)	For 2002, 2001, 2000 and 1999, available energy equals generation plus energy purchased. For previous years, available energy equals generation plus energy purchased from the ICPS minus energy sold to the ICPS.

(2)	In 2002 and 2001, operations were divided among five wholly-owned subsidiaries and the transformer assets were divided between Copel Geração S.A. and Copel Transmissão S.A., and transformer capacity is presented separately for generation transformers and transmission substations.

          Transmission

          We operate transmission facilities which are used to transmit the electricity we generate and the energy we receive from other sources. In addition to using our transmission lines to provide energy to customers in Paraná, we also transmit energy through the ICPS. Two federal companies, Eletrosul and Furnas Centrais Elétricas S.A. – Furnas (“Furnas”), also maintain significant transmission systems in Paraná. Furnas is responsible for the transmission of electricity from Itaipu, while Eletrosul’s transmission system links the states in the south of Brazil. Copel and the other utilities that own transmission facilities are required to allow others to access our respective transmission facilities. ANEEL sets the charges for the use of the Main Transmission Grid.

          We have 42 industrial customers that are directly supplied at high voltage (69 kV and above) energy through connections to our transmission lines. These industrial customers accounted for approximately 20.3% of our total volume of electricity sold in 2002.

          Under the new regulatory regime, we are responsible for expanding the 138 kV and 69 kV transmission grid within our concession area. The construction of new transmission facilities of 230 kV and higher will be auctioned or authorized by ANEEL. The winners or those authorized must build, operate and maintain the new facilities, receiving an annual fee from users in accordance with regulations set by ANEEL. We are permitted by ANEEL to make minor improvements to some of the existing 230 kV and 525 kV facilities. In 2002, we reinforced our transmission system by:

•	building 3 new substations with voltages ranging from 69 kV to 525 kV;

•	upgrading 13 existing substations; and

•	building 8.7 kilometers of transmission lines.

          Distribution

          Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 34.5 kV. Electricity is supplied to smaller industrial customers at the higher end of the voltage range and is supplied to residential and commercial customers at the lower end of the range. At December 31, 2002, we provided electricity in a geographic area encompassing approximately 98% of Paraná and served over 3.0 million customers.

          Our distribution network includes 161,037 kilometers of distribution lines, 305,185 distribution transformers and 235 distribution substations. During 2002, 73,811 new customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas where there is a large concentration of trees in the vicinity of the distribution grid.

          System Performance

          We determine the energy losses of our distribution system separately from those of our transmission system. The rate of distribution losses is generally greater than the rate of transmission losses for most Brazilian electricity companies. Some Brazilian utilities calculate losses as a percentage of electricity carried through both the transmission network and the distribution network, which has the effect of reducing a company’s stated rate of losses. We exclude the ICPS and transmission lines operated by affiliates of Eletrobrás in calculating the rate of losses. We believe that our approach to determining energy losses provides a more accurate measure of our system performance.

          Our energy losses totaled 5.7% of available energy in 2002 and 5.7% in 2001. Of our energy losses during 2002, 53.1% occurred during distribution and 46.9% occurred during transmission.

          In 2002, we experienced a decrease in the quality and reliability in the level of power supply measured by the annual duration of outages per customer as compared to 2001, which led us to focus our strategy on changing our capital expenditure priorities to emphasize modernizing our transmission network and improving the reliability of our transmission and distribution systems. Information regarding the duration and frequency of outages for our customers are set forth in the following chart for the years indicated.

	Year ended December 31,

Quality of Supply Indicator	2002	2001	2000	1999	1998

Duration of outages per customer per year (in hours)	16h 20min	13h	13h 38min	12h 25min	13h 25min
Frequency of outages per customer per year (number of outages)	15.70	12.45	13.36	13.39	14.55

          Sales to Final Customers

          During 2002, we supplied approximately 97.2% of the energy distributed directly to customers in Paraná. Our concession area includes over 3.0 million customers located in Paraná and in one municipality in the State of Santa Catarina, to the south of Paraná. During 2002, the total power consumption throughout our concession area was 17,451 GWh as compared to 17,028 GWh during 2001. This increase in the total consumption was sustained by higher levels of industrial and commercial consumption, which together make up 61.35% of our market for electricity. Residential customers, representing 23.21% of our market for electricity used 4,307 GWh during 2002 – a decrease of 0.1% from residential use during 2001. Industrial customers, representing 46.65% of our market for electricity, used 8,655 GWh during 2002 – an increase of 4.1% over industrial use during 2001.

          The following table sets forth certain information regarding our volumes of energy sold to, and revenues (in millions of reais) from sales of energy to, different categories of purchasers for the periods indicated.

	Year ended December 31,

	2002		2001		2000		1999		1998

		(R$		(R$		(R$		(R$		(R$
		in		in		in		in		in
Categories	(GWh)(3)	millions)	(GWh)(3)	millions)	(GWh)(3)	millions)	(GWh)(3)	millions)	(GWh)(3)	millions)
Purchaser
Industrial Customers	8,655	1,053.6	8,317	849.3	7,848	719.3	6,334	556.7	5,932	485.3
Residential	4,307	1,221.1	4,312	1,033.9	4,447	928.2	4,306	800.3	4,185	714.0
Commercial	2,726	634.9	2,639	519.2	2,563	442.2	2,384	367.0	2,268	332.0
Rural and others(1)	2,338	342.6	2,251	277.4	2,266	243.8	2,187	207.3	2,141	186.7
Public services	525	76.2	519	60.7	505	52.6	496	45.9	480	41.7
Wholesale Energy Market and ICPS	7,119	116.6	8,609	117.5	2,453	75.2	3,789	23.8	5,550	26.0
Other distributors	1,230	77.0	1,104	62.4	2,566	106.7	3,383	122.1	1,035	31.9

Total(2)	26,900	3,522.1	27,751	2,920.3	22,648	2,568.0	22,879	2,123.1	21,591	1,817.5

(1)	Includes street lighting, municipalities and government agencies.

(2)	Total GWh includes our own consumption but does not include our energy losses.

(3)	Includes capacity made available but not fully delivered.

          The following table sets forth the number of our final customers in each category at December 31, 2002.

Number of Final
Category	Customers

Industrial	46,388
Residential	2,361,718
Commercial	252,031
Rural and others (1)	351,250

Total	3,011,387

(1)	Includes public services.

          Approximately 46.65% of the electricity we sold to final customers in 2002 was sold to industrial customers. During 2002, approximately 5.8% of industrial consumption was from industrial customers involved in transportation as compared to 5.8% during 2001. The other primary industrial customers included those involved in the lumber and food industries, accounting for 7.0% and 20.7% respectively of industrial consumption. In 2002, our 20 largest industrial customers accounted for approximately 16.9% of our electricity sold to final customers and approximately 8.5% of our revenues from sales to final customers. No customer accounted for more than 1.1% of our revenues.

          Tariffs

          Retail tariffs. We classify our customers into two groups (“Group A Customers” and “Group B Customers”), based on the voltage level at which electricity is supplied to them and on whether they are industrial, commercial, residential or rural. Each customer falls within a certain tariff level defined by law and based on the customer’s classification, although some flexibility is available according to the nature of each customer’s demand. Under Brazilian regulation, residential customers (other than Low Income Residential Customers (as defined below)) pay the highest tariff rates, followed by commercial and rural customers and then industrial customers, which pay the lowest rates.

          Group A Customers receive electricity at 2.3 kV or higher. Tariffs for Group A Customers are based on the actual voltage level at which energy is supplied and the time of year and the time of day energy is supplied. Tariffs are comprised of two components: a “capacity charge” and an “energy charge.” The capacity charge, expressed in reais per KW, is based on the higher of (1) contracted firm capacity and (2) power capacity actually used. The energy charge, expressed in reais per MWh, is based on the amount of electricity actually consumed.

          Group B Customers receive electricity at less than 2.3 kV. Tariffs for Group B Customers are comprised solely of an energy charge and are based on the classification of the customer.

          Effective June 2002, we were granted an increase of 11.0% in the rate charged for sales to final customers. Industrial and commercial customers accounted for approximately 31.7% and 19.1%, respectively, of our market for electricity sales to final customers during 2002. In 2002, 36.7% of our revenues from sales to final customers were from sales to residential customers, the category with the largest participation in the revenues from sales to final customers, with an average tariff of R$283.55 per MWh. In June 2003, we were granted an increase of 25.3% on average in the rate charged for sales to final customers. We intend to implement this increase gradually in a manner that promotes a reduction in the current level of delinquency.

          The following table sets forth the average tariffs (not including value-added taxes) for each category of final customer in effect in 2002 and 2001.

	2002	2001

	(R$/MWh)	(R$/MWh)
Tariffs
Industrial	121.74	102.11
Residential	283.55	239.78
Commercial	232.90	196.76
Rural and others	146.51	123.23
Public services	145.01	117.00
All final customers	179.42	151.93

          Low Income Residential Customers. Under Brazilian law we are required to provide discounted rates to certain Low Income Residential Customers (as defined below). In 2002, we served 600,196 Low Income Residential Customers.

          The following table sets forth the current minimum discount rates approved by ANEEL for each category of Low Income Residential Customer.

Discount From
Consumption	Base Tariff

Up to 30 kWh per month	65%
From 31 to 100 kWh per month	40%
From 101 to 160 kWh per month	10%

          Non-retail Tariffs. In 2002, we were granted an increase of approximately 20.5% in the average tariffs for Initial Supply Contracts with distributors in the State of Paraná. During 2002, the average tariff for sales of energy pursuant to these Initial Supply Contracts was R$54.56 per MWh. We were also granted an increase of 8.2% in the average tariffs for Initial Supply Contracts with out-of-state distributors. During 2002, the average tariff for sales of energy pursuant to these Initial Supply Contracts was R$39.30 per MWh.

          The following table sets forth average tariffs in effect in 2002 and 2001.

	2002	2001

	(R$/MWh)	(R$/MWh)
Tariffs
Initial Supply Contracts with distributors in the State of Paraná	54.56	45.27
Initial Supply Contracts with out-of-state distributors	39.30	36.31

          Transmission Tariffs. In July 2002, ANEEL set R$4,774.74/MW as the monthly tariff for the use of the Main Transmission Grid. In 2002, we paid R$163.4 million in tariffs for the use of the Main Transmission Grid and received R$147.9 million in tariff revenues for the use of our transmission network by other parties.

          In July 2002, ANEEL also set R$2,110.81/MW as the tariff that we and the other distribution companies pay to Furnas for the transportation of high-voltage energy from Itaipu.

Other Businesses

          Telecommunications and Information Technology

          Copel Telecomunicações. In March 1998, we were the first Brazilian electric power company to receive authorization from the Brazilian regulatory agency for the telecommunications sector, Agência Nacional de Telecomunicações – ANATEL (“ANATEL”), to provide certain limited specialized telecommunications services, including corporate telecommunications services and international long-distance services within the State of Paraná. We began providing telecommunications services in August of 1998.

          In 2000, we completed the first optical fiber backbone in Paraná, consisting of approximately 3,000 km of optical fiber cables and over 1,000 km of optical fiber high-capacity access cables.

          In 2002, we finalized tests for evaluation of a new technology, the Powerline Communication technology, which makes broadband transmission of digital signals through the existing electric network possible without the need for additional cables. Results showed that the technology is well developed, and the equipment industry is in the phase of modeling for large scale production. Also in 2002, we received authorization from ANATEL to provide multimedia communication service, which enables us to offer a wider range of services to small companies as well as to service the residential sector, thereby creating a need for additional investments and an opportunity for us to increase our market share.

          We currently provide services to most of the telecommunications operators in Paraná. We also service supermarket chains, universities, banks, internet providers, cooperatives and other large corporate customers. As of December 2002, we offered telecommunications services to approximately 124 corporate customers and to our generation, transmission and distribution units, and serviced 65 municipalities within the State of Paraná.

          Sercomtel. We own 45% of the voting stock of Sercomtel Telecomunicações S.A. and 45% of Sercomtel Celular S.A. (jointly, “Sercomtel”), which we purchased in May 1998 for a total of R$186 million. Sercomtel holds concessions to provide fixed and mobile telephone services in the municipalities of Londrina and Tamarana in Paraná. We and Sercomtel are seeking operating synergies between our telecommunications and electric power operations. Sercomtel Telecomunicações S.A., the fixed-line operator, has approximately 161,228 installed phone lines, 11 telephone stations, 2 public switches, 44 remote stations and 4,032 public telephones. Sercomtel has concessions from ANATEL to provide cable television in São José (State of Santa Catarina) and Osasco and radio-wave transmission television in Maringá and Londrina (State of Paraná). As of December 2002, Sercomtel Celular S.A. had approximately 70.3 thousand subscribers and 40 radio stations covering 100% of Londrina’s urban and rural areas. In August 1999, Sercomtel Celular S.A. signed a contract with Globalstar do Brasil S.A. to offer satellite telephone services in Londrina and Tamarana. Sercomtel’s gross revenues during 2002 were R$225.3 million.

          ONDA ISP (“ONDA”). We have a 24.5% interest in ONDA, an internet service provider in Paraná and Santa Catarina making use of our fiber optic network and ATM and VPDN services. As of December 2002, ONDA had approximately 26 thousand customers in 29 municipalities in Paraná and Santa Catarina.

          Water and Sewage

          We own 15% of the stock of Dominó Holdings S.A., which in turn owns 39.7% of the voting stock of Companhia de Saneamento do Paraná – Sanepar (“Sanepar”). We and Sanepar are seeking operating synergies, focusing on video-based customer service, marketing, management of alternative collection agencies and metering and meter reading technology. Sanepar currently services 623 urban and rural localities in the State of Paraná. Dominó Holdings’ gross revenues in 2002 were R$169.6 million.

          Gas

          We are engaged in the distribution of natural gas through Companhia Paranaense de Gás – Compagás (“Compagás”), the company that holds the exclusive rights to supply piped gas in the State of Paraná. Compagás’ customers include industries, thermoelectric plants, a cogeneration plant, businesses, gas stations, residences, and fuel cells. Compagás is focusing its marketing efforts on substituting gas for fuel oil and other fuels as a means of achieving greater energy efficiency.

          At year-end 2002, we owned 51% of the capital stock of Compagás and accounted for this interest using the equity method. The minority shareholders of Compagás are Petrobras and Dutopar, each of which owns 24.5% of the capital stock of Compagás.

          Compagás distributes natural gas from Bolivia supplied through the Bolivia-Brazil gas pipeline. Compagás owns a gas distribution network in Paraná consisting of 391 kilometers of pipelines. During 2002, Compagás distributed 210 million cubic meters of natural gas to 85 customers. In March 2001, Compagás began regular distribution through the Bolivia-Brazil pipeline. During 2002, Compagás’s gross revenues were R$105.38 million, and its net profits were R$2.45 million.

          Tradener

          In July 1998, we entered into a joint venture with Logos Energia to form Tradener Ltda. (“Tradener”). We have a 45% interest in the Tradener joint venture. Tradener was the first private-sector company authorized by ANEEL to operate as an authorized free market retailer, pursuant to new regulations designed to encourage retail competition and private participation in the electric power sector. See “—The Brazilian Electric Power Industry—Promotion of Competition.” Its business is to intermediate power supply arrangements in the open market, primarily by placing power produced by us.

          As part of our review of our investments, we have determined to cease doing business with Tradener and to sell our interest or cause it to be liquidated. We believe we can better pursue directly any energy marketing of the kind undertaken by Tradener. We also believe that, because the other investors in Tradener are entities controlled by two of our former employees, the arrangement presented an apparent risk of conflicting interests that should be eliminated.

          Services

          We own 40% of the share capital of ESCO Electric Ltda. (“ESCO”), a special purpose company that advises customers in the use of electricity through consulting services, planning and project implementation, automation services, commissioning, operation, maintenance, training and technical assistance. ESCO will also market products and services aimed at obtaining greater energy efficiency and energy conservation. Currently ESCO provides operation and maintenance services to the following hydroelectric plants: Foz do Chopim in the State of Paraná and Itiquira in the State of Mato Grosso.

          We provided consulting services in connection with the preparation of all project studies for the construction of the 328 km double circuit 500 kV transmission line interconnecting the South and Southeast regions through the Bateias (Copel) and Ibiúna (Furnas) substations. We also provided project services for the ongoing construction of four other transmission lines owned by CEEE.

          In November, 2000, we formed a joint venture called Copel-Agra S/C Ltda. to provide engineering services, ranging from the preparation of feasibility studies and environmental reports to full engineering, procurement and construction projects. We have a 48% interest in Copel-Agra, which started its operations in the first quarter of 2001. Our partners are Agra-Monenco, a Canadian company, and LACTEC, a technology institute. In December 2001, as a result of the acquisition of Agra-Monenco by AMEC, an English company, the corporate name was changed to Copel-Amec S/C Ltda. During 2002, Copel Amec provided various services, such as environmental studies, basic engineering projects and owner engineering.

          In September 1999, we formed a joint venture with Engevix Engenharia and Intertechne Consultores called Braspower International Engineering S/C Ltda. to offer technology relating to energy and infra-structure projects in the international market. Braspower is developing viability studies for the Lower Arun Hydroelectric Plant in Nepal, with environmental impact studies already in their execution phase. It also provides consulting services to Power Engineering Consulting Company 1 - PECC1 in connection with the revision of the Tuyen Quang Hydropower project in Vietnam.

Concessions

          We operate under concessions granted by the Brazilian government for our generation, transmission and distribution businesses. Currently our distribution and our transmission concessions will expire in July 2015 but, pursuant to the agreement, may be extended for another 20 years.

          In June 1999, Brazilian authorities extended our concession for the generation plants as follows:

•	for plants whose concession had officially expired, the concessions were extended for 20 years beginning July 1995; and

•	for other plants whose terms have not expired, we will have the option to extend our concessions for 20 years when they expire.

Competition

          We have been granted concessions to generate and distribute electricity in an area comprising substantially all of the area of the State of Paraná and do not face competition from the three small utilities that have been granted concessions for the remainder of the state. As a result of legislation passed in 1995 and 1998, however, it may become possible for other suppliers to offer electricity to our existing customers at prices lower than those we currently charge. Distribution and transmission companies are required to permit the use of their lines and ancillary facilities for the distribution and transmission of electricity by other parties upon payment of a tariff.

          Customers that may contract with other suppliers for electricity (“Unregulated Customers”) are limited to:

•	existing customers with demand of at least 10 MW and supplied at voltage levels equal to or greater than 69 kV;

•	new customers with demand of at least 3 MW at any voltage;

•	groups of customers subject to agreement with the local distribution concessionaire; and

•	existing customers with demand of at least 3 MW and supplied at voltage levels equal to or greater than 69 kV.

          At December 31, 2002, we had 45 customers that will qualify as Unregulated Customers upon the expiration of their agreements with us. Such customers represented approximately 20.7% of our total volume of electricity sold to final customers in 2002, and approximately 9.9% of our total revenues for that year.

          In the generation business, independent power producers (“IPPs”) may be granted concessions to build or manage generating facilities in Paraná. Further, certain customers may bid only for demand over 10 MW in order to obtain the right to generate electricity for their own use, in which case any such customer would be deemed a self-producer.

          In the transmission business, the new legislation provides for competitive bidding for transmission concessions for facilities with voltage of 230 kV or greater that will form part of the Main Transmission Grid. To the extent that new participants are granted transmission concessions in our concession area, we may have to lower our transmission rates.

          In addition, we may face competition in the distribution of energy to large industrial customers. New and our existing large customers now have several alternatives, including:

•	installing their own transmission lines;

•	paying a toll for the use of distribution and transmission systems while arranging for an energy supply contract with a generation company;

•	negotiating a contract with a distribution company; and

•	self-generation.

          We are a public sector company which will face competition from international private sector operators in the new environment, many of which have more experience in deregulated markets than we do. Certain of our existing large customers have begun to make use of these alternative distribution channels.

          Brazilian law requires that all of our concessions be subject to a competitive bidding process upon their expiration. We intend to apply for the extension of each concession upon its expiration. We may face significant competition from third parties in bidding for renewal of such concessions or for any new concessions. The acquisition of certain concessions by third parties or by certain large industrial customers could adversely affect our results of operations.

Environment

          Our construction and operation activities are subject to comprehensive federal, state and municipal environmental regulation. We have an advisory committee that is responsible for the implementation of our environmental policies through environmental impact studies and related programs. We believe that we are in substantial compliance with all relevant environmental regulation.

          In March 2000, we created an Environmental Board formed by our executive officers, the Secretary of the State of Paraná for Environment and the President of the Commission for Environmental Affairs of the Parliament of the State of Paraná. In September 2001, we created the Committee of Environmental Policy, which replaced the Environmental Board. This Committee is responsible for planning and revising our environmental policies, which includes the coordination and supervision of environmental policy among COPEL and its subsidiaries.

          In 2003, we began to implement a System for Environmental Management in compliance with ISO 14000 norms to manage the environmental aspects of our generation activities. There are currently tentative plans to implement this system in our distribution and transmission areas beginning in the second semester of 2003.

          In January 2003, we incinerated 225,758 kg of Askarel – PCB oil which were previously stored in our central storage, thereby reducing our environmental risk exposure. We are also implementing a project for the decontamination of areas surrounding what used to be an oil treatment plant.

          Our most recent generation, transmission and distribution projects were reviewed in accordance with federal and state policies which aim to preserve the natural and cultural inheritance of the populations and areas affected by these projects. We also expect to obtain, by the end of 2004, an ISO 14000 certificate which will certify the environmental standards of our power plants.

The Condemnation Process

          Our principal properties consist of the generation, transmission and distribution facilities described in “—Business—Generation and Purchasers of Energy” and “—Business—Transmission and Distribution.” Of the net book value of our total property, plant and equipment at December 31, 2002 (including construction in progress), generation facilities represented 53.18%, transmission and distribution facilities represented 44.45% and administrative property and equipment represented 2.37%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

          Although we receive concessions from the Brazilian government to construct hydroelectric projects, we do not receive title to the land on which the projects are located. Land required for the implementation of our projects may only be condemned pursuant to specific legislation. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of condemnation disputes. At December 31, 2002, we estimated our reimbursement liability with respect to properties condemned to be approximately R$53.1 million. This amount does not include the projections for land condemnation included in the budgets for each of our projects.

Insurance

          We maintain insurance for fire, accidents involving third parties and certain other risks associated with the transportation and assembly of equipment. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums are justified by the low risk of major interruption, considering the energy available in the ICPS. We believe that we maintain insurance that is both customary in Brazil and adequate for the businesses in which we are engaged.

THE BRAZILIAN ELECTRIC POWER INDUSTRY

          In 2002, Brazil had an installed capacity of 83.2 GW of which approximately 79.08% was hydroelectric. The installed capacity includes half the installed capacity of Itaipu. The former Ministry of Mines and Energy approved a ten-year expansion plan (2001-2010) under which Brazil’s installed capacity is projected to increase to 109.4 GW by 2010, of which 27.1 GW is projected to be thermoelectric, 80.1 GW is projected to be hydroelectric, 2.0 GW is projected to be imported through the Interconnected Power System with Argentina and 0.2 GW is projected to be imported through the Interconnected Power System with Venezuela.

          Eletrobrás, a company controlled by the Brazilian government, operates approximately 32.57% of Brazil’s installed generating capacity. It has three regional subsidiaries responsible for generation and transmission of electricity in the north and northeast of Brazil: Centrais Elétricas do Norte do Brasil S.A. – Eletronorte (“Eletronorte”), Companhia Hidroelétrica do São Francisco – CHESF (“CHESF”) and Furnas, and it has one subsidiary responsible for the transmission of electricity in the south of Brazil, Centrais Elétricas do Sul do Brasil S.A. – Eletrosul (“Eletrosul”). In addition, Eletrobrás controls Eletrobrás Termonuclear S.A. – Eletronuclear (“Eletronuclear”).

Reform of the Electric Industry

     Historically, the Brazilian electric industry has been dominated by generation, transmission and distribution concessionaires controlled by the Federal or State Governments. In recent years, the Federal Government has taken a number of measures to transform the Brazilian electric industry. In very general terms, the main objective of these measures has been to increase the role of private investment in the electric industry and to eliminate existing barriers to foreign investment, thus increasing competition in the industry.

          The following is a summary of the principal measures taken by the Federal Government to date:

•	The Concessions Law (“Concessions Law”) and the Power Industry Law (“Power Industry Law”) (i) require that all concessions for the provision of electric services be awarded only after a public bidding process, (ii) permit the formation of independent power producers to generate and sell electricity for their own account to certain customers, (iii) permit certain customers, known as Unregulated Customers, to purchase electricity from any power supplier, (iv) require that suppliers and Unregulated Customers be given open access (for a fee) to any distribution and/or transmission systems user, and (v) eliminate the requirement to obtain concessions for certain small electricity projects.

•	The Brazilian Constitution was amended in 1995 to permit foreign investment in the electric industry. Previously, a company holding a concession or authorization was required to be controlled by Brazilian nationals, the Federal Government or a Brazilian state government.

•	Beginning in 1995, some of the controlling interests in generation and distribution companies previously owned by Eletrobrás or the various States were sold to private investors. Certain state governments also sold minority interests in major distribution companies during the same period. However, the privatization program is not expected to continue in view of the general principles of the new Federal administration that took office in January 2003.

•	In 1998, the Federal Government enacted comprehensive reform legislation in an attempt to overhaul the basic structure of the electricity sector. The reforms adopted by ANEEL to implement these new directives have included:

-	The establishment of the Wholesale Energy Market to replace the prior system of regulated generation prices and tolling supply contracts. (See “— Principal Regulatory Authorities”).

-	A requirement that distributors and generation companies enter into supply agreements, known as Initial Supply Contracts, covering the transition period leading to the establishment of a free and competitive energy market (See “— Promotion of Competition”).

-	The creation of the National System Operator (Operador Nacional do Sistema Elétrico ONS), a private entity responsible for the management of the generation and transmission activities of the Interconnected Power System, subject to ANEEL’s supervision. (See “— Principal Regulatory Authorities”).

-	The establishment of public bidding processes for concessions to construct and operate power plants and transmission facilities. (See “— Concessions”).

          The new government of Luiz Inácio Lula da Silva has indicated that all reforms undertaken by previous administrations in the electricity sector are under scrutiny, and the current administration is undertaking a comprehensive review of federal energy policy.

Principal Regulatory Authorities

     The Brazilian electricity sector is comprehensively regulated by the Federal Government, acting through the Ministry of Mines and Energy. The following are the principal regulatory entities in the Brazilian electricity sector.

          National Council of Energy Policy

          In August 1997, the National Council of Energy Policy (Conselho Nacional de Política Energética - CNPE) was created to advise the Brazilian President on the formulation of energy policy. The CNPE is principally composed of ministers of the Federal Government and presided over by the Minister of Mines and Energy. The CNPE was created to promote the rational use of Brazilian energy resources and to assure the supply of energy to remote areas of the country.

          ANEEL

          The Brazilian electric industry is regulated by ANEEL, which is an independent federal regulatory agency. ANEEL’s responsibilities include, among others, (i) granting and supervising concessions for electricity generation, transmission and distribution, including the approval of electric rates, (ii) promulgating regulations for the electric industry, (iii) supervising the activities of electric concessionaires and the rendering of electric public services, (iv) implementing and regulating the exploitation of electricity and the use of hydroelectric power, (v) promoting the bidding process for new concessions, (vi) resolving administrative disputes among utilities, independent power producers, self-producers and customers, and (vii) defining the criteria and methodology for the determination of the transmission tariffs.

          ONS

          The ONS was created in 1998. The ONS is a non-profit, private entity comprised of Unregulated Customers and electric utilities engaged in generation, transmission and distribution of electricity, in addition to other private participants such as importers and exporters. The primary role of the ONS is to coordinate and control the generation and transmission operations in the Interconnected Power System, subject to ANEEL’s supervision. The objectives and principal responsibilities of the ONS include: operational planning for the generation sector, organizing the use of the national interconnected electricity systems and international interconnections, guaranteeing that all the agents in the sector have access to the transmission network in a non-discriminatory manner and helping to expand the electricity system. Generators must declare their available energy to ONS, which then attempts to establish an optimal electricity dispatch program.

          Wholesale Energy Market

          The Wholesale Energy Market was originally a self-regulated body, responsible for the operation of the short-term energy market and for ensuring that purchases of energy in the short-term energy market were settled and cleared in an efficient manner. Beginning in 2002, the Wholesale Energy Market became subject to authorization, inspection and regulation by ANEEL. Participants in the Wholesale Energy Market include all of the large electric generating companies, energy traders and importers and exporters of energy. Smaller entities are also eligible to participate in the Wholesale Energy Market.

          The Wholesale Energy Market computes the spot price for energy, using published criteria. The spot price is currently determined by taking into account, among other factors, the optimal use of resources, the amount of customers who have refrained from buying energy due to a high spot price, projected energy requirements and alternative markets internationally.

          From September 2000 to September 2002, short-term electric energy transactions held in the former structure of the Wholesale Energy Market were not financially settled. In December 2002,

ANEEL approved the settlement of 50% of these transactions. These transactions were finally settled in January 2003. The remaining 50% of the transactions due are scheduled to be settled by July 3, 2003. Some debtors under the Wholesale Energy Market have judicial decisions postponing their payment obligations.

Concessions

          The Brazilian Constitution provides that the development, use and sale of electricity may be undertaken directly by the Federal Government or indirectly through the granting of concessions and authorizations. A company or consortium seeking to construct or operate a generation, transmission or distribution facility in Brazil is required to apply for a concession from ANEEL. Brazilian legislation requires that the granting of any public utility concession be preceded by a public bidding process. ANEEL determines the winning bid based on the lowest public service tariff offered, the largest payment to the Federal Government in consideration of receipt of the concession, or a combination of both criteria. The new Federal administration has indicated that the lowest public service tariff offered may be adopted as a factor in assessing bids for generation concessions.

          Concessionaires may not transfer, sell or assign certain assets without the prior written consent of ANEEL. The purchase and sale of energy by “authorized free market retailers”, the import and export of energy and the trade of surplus energy by self-producers are subject to prior approval of ANEEL. Spin-offs, consolidations, mergers and reorganizations of concessionaires also require prior approval from ANEEL.

          The development of a hydroelectric plant by an independent power producer or a self-producer requires a concession only if the project will have an installed capacity greater than 30 MW. Simplified procedures apply to all other concessions, including those for thermoelectric plants.

Promotion of Competition

          Initial Supply Contracts

          During the transition period (1998-2005) to a free and competitive energy market, purchases and sales of energy between generation and distribution concessionaires occur pursuant to Initial Supply Contracts. Initial Supply Contracts are primarily “take or pay” commitments with prices and volumes approved by ANEEL. The purpose of the Initial Supply Contracts is to guarantee stable supply and prices for distribution companies and a steady stream of revenue for generation companies. The purpose of the transition period is to permit the gradual introduction of competition into the industry and to protect market participants against exposure to potentially volatile spot market prices. ANEEL established the quantities and voltages to be supplied under Initial Supply Contracts in 2001 and 2002. Disputes arising from Initial Supply Contracts may be resolved by ANEEL if the parties contractually opt for ANEEL to serve as an arbitrator.

          From 2003 to 2005, the electricity committed to the Initial Supply Contracts will be reduced by 25% each year. Generation companies and distribution companies are free to negotiate new contracts at market prices to replace the uncontracted volumes. Energy that is not contracted for under Initial Supply Contracts will be traded through bilateral contracts or directly on the Wholesale Energy Market. When the Initial Supply Contracts expire at the end of 2005, all energy will be freely and competitively negotiated on the Wholesale Energy Market or through bilateral contracts. However, regulations enacted in 2002 allow public generation companies under control of the state, such as Copel, to amend their Initial Supply Contracts that were in full force and effect as of December 2002. Public generation companies which have amended their Initial Supply Contracts are not required to comply with the requirement to reduce the amount of electricity committed under such contracts by 25%.

          The rules governing the Wholesale Energy Market do not apply to electricity generated by Itaipu. Itaipu power is offered to the market through Eletrobrás and is the subject of specific contracts between the concessionaires operating in the South/South-East/Central-West interconnected system.

          Self-Supply Limits

          In the interconnected national system, a distribution company may only provide its captive customers with up to 30% of their energy needs through electric energy that it has either produced itself or acquired from affiliated companies. However, these limits do not apply to the energy amounts associated with the Initial Supply Contracts or to the energy that comes from small hydroelectric plants, alternate generation sources or co-generating plants, as determined by ANEEL. Until 2012, the self-supply limit of distribution companies will not include the amount of electric energy produced in thermoelectric plants that began operations in 2001 or 2002 or the amount of electric energy produced by hydroelectric plants that were anticipated to begin operations in 2002 and actually began operations after December 31, 2002. In addition, recent regulations provide that until December 31, 2014, energy produced by thermoelectric plants that qualify for the Thermoelectric Priority Program, and that began operations on or prior to December 31, 2004, will not be subject to the self-supply limits.

          Independent Power Producers and Self-Producers

          The Federal Government introduced the concept of the independent power producer (the “IPP”) as a further factor in opening up the electric industry to private investment and enhancing competition in energy generation. An IPP is a legal entity or consortium holding a concession or authorization for the sale of electricity to (i) Unregulated Customers, (ii) concessionaires of electric energy services, (iii) consumers who have not had their supply assured by the local distribution concessionaire after more than 180 days, upon request, and (iv) groups of ordinary consumers upon previous agreement with the local distribution concessionaire. The Power Industry Law also provides for the formation of consortia to generate power for public utilities, for use by consortium members, for independent power production or for any one or more of these. Self-producers, who generate power primarily for their own use, may (i) contribute or exchange energy with other self-producers within a consortium, (ii) sell excess energy to the local distribution concessionaire, or (iii) exchange energy with the local distribution concessionaire to allow for consumption by industrial plants owned by the self-producer and located somewhere other than in the area of generation.

          Unregulated Customers

          Unregulated Customers may purchase bulk electricity through bilateral contracts or through the Wholesale Energy Market on a spot market basis. ANEEL regulations define eligibility requirements for Unregulated Customers and institute safeguards to permit access to the Main Transmission Grid and to any interposed distribution lines for the benefit of Unregulated Customers.

          Ownership Limitations

          In 2000, ANEEL established new limits on the concentration of certain services and activities within the electric industry. Under these limits, with the exception of companies participating in the National Privatization Program, which need only comply with such limits once their final corporate restructuring is accomplished, no electric industry company (including both its controlling and controlled companies) may (i) own more than 20% of Brazil’s installed capacity, 25% of the installed capacity of the South/Southeast/Central-West region or 35% of the installed capacity of the North/Northeast region except if such percentage corresponds to the installed capacity of one generation plant only, (ii) own more than 20% of Brazil’s distribution market, 25% of the South/Southeast/Central-West distribution market or 35% of the North/Northeast distribution market, except in the event of an increase in the distribution of energy exceeding the national or regional growth rates, or (iii) own more than 20% of Brazil’s trading market with final consumers, 20% of Brazil’s trading market with non-final consumers or 25% of the sum of the above percentages.

          Industrial electricity consumers (those whose demand is equal to or higher than 3 MW at a voltage equal to or higher than 69 kV) have a number of supply alternatives available, including self generation or co-generation. The Power Industry Law also established that the government may lower the demand and voltage requirements for a consumer to become an Unregulated Customer. In 2002, ANEEL issued a resolution that determined that consumers whose supply voltage is 2.3 kV or higher, split their current supply contracts into three other contracts: (i) a supply agreement, (ii) a Main Transmission Grid connection and use agreement, and (iii) a distribution grid connection and use agreement. The deadlines established for compliance with this resolution are (i) July 1, 2003, for those consumers whose purchased demand is higher than 3 MW, (ii) July 1, 2004, for consumers whose purchased demand is higher than 1 MW, and (iii) July 1, 2005, for all other consumers.

          Requirement to Conduct Public Auctions

          A minimum of 50% of the electric energy traded by the public generation companies under federal control must be offered through negotiated public auctions regulated by ANEEL. These regulations do not apply to the electric energy produced by Itaipu or Eletronuclear.

          In December 2002, a new law amended the rules regarding public auctions for electric energy generated by the public generation companies under federal control. These companies will have the option to sell their energy (i) through special auctions direct to final consumers, (ii) by entering into amendments to the contracts that were in full force and effect as of December 2002, and (iii) by participating in the public auctions conducted by concessionaires of distribution services.

          Generation companies under state control, such as Copel, are not obligated to sell energy in public auctions. However, we are required by law to conduct sales of electricity in a transparent, open manner and to publicize our intention to sell energy in a newspaper or another comparable public forum.

          At the end of 2002, CNPE issued modified resolutions requiring that ANEEL establish rules to prevent abusive practices that may affect public auctions (See “— Rates”) including the possibility of setting minimum prices.

Rates

          Rates are subject to review by ANEEL, which has the authority to readjust and review tariffs in response to changes in energy purchase costs and market conditions. In readjusting distribution tariffs, ANEEL considers the following:

•	costs of electricity purchased for resale under Initial Supply Contracts and from Itaipu;

•	costs of electricity purchased under bilateral agreements that are freely negotiated between the parties;

•	costs of electricity purchased in the Wholesale Energy Market; and

•	certain other charges for transmission and distribution systems.

          Each distribution company’s concession agreement also provides for an annual readjustment of tariffs based on certain regulatory charges, costs of electricity purchased for resale, costs for the use of hydroelectric resources and transmission costs. To ensure moderate tariff levels and stimulate efficient energy purchases, ANEEL has imposed limits on the prices for energy purchases that distribution companies can pass on to final customers. In accordance with ANEEL regulations, the calculation of the cost of electricity purchased for resale that can be passed on to final customers takes into consideration:

•	the amount of energy acquired;

•	the average prices of the energy acquired; and

•	the amounts related to the use and connection to the transmission and distribution systems to which such energy is related, in each case by means of the Initial Supply Contracts and the new agreements negotiated through the Wholesale Energy Market.

          All our tariffs are subject to limits imposed by ANEEL. Our tariffs are also reviewed every four years in accordance with a productivity factor, which provides a measurement of a company’s overall efficiency. On June 20, 2002, we increased our rates to final retail customers by 10.96%. We also increased our rates to final retail customers by 17.3% on June 24, 2001 and by 15.4% on June 24, 2000. During 2002, we increased our rates for Initial Supply Contracts with distributors in the State of Paraná by approximately 20.5% and with out-of-state distributors by 8.2%. During 2001, we also increased our rates for Initial Supply Contracts with distributors in the State of Paraná by approximately 5.9% and with out-of-state distributors by 9.5%.

          Transmission Tariffs

          ANEEL has also issued tariff regulations that govern access to the transmission system and establish transmission tariffs. The tariffs to be paid by distribution companies, generators and Unregulated Customers for the use of the Main Transmission Grid are reviewed annually for inflation. According to criteria established by ANEEL, owners of the different parts of the Main Transmission Grid have transferred the operating coordination of their facilities to the ONS in return for receiving regulated payments from the transmission system users. Network users, including generation companies, distribution companies and Unregulated Customers, have signed contracts with the ONS entitling them to use the Main Transmission Grid in return for the payment of published tariffs. Other parts of the grid owned by transmission companies which are not part of the Main Transmission Grid are made available directly to the interested users who pay a specified fee.

          The Main Transmission Grid charges are paid according to two different methodologies. For the energy committed under the Initial Supply Contracts, transmission charges are paid only by the distribution concessionaires in proportion to their peak loads. The tariff is defined annually by ANEEL and the current monthly tariff is R$4,774.74/MW until June 2003. All Main Transmission Grid users are charged for the energy not committed under the Initial Supply Contracts. In such cases, the transmission tariffs are based on the nodal costs calculated according to long range incremental cost methodology. Charges paid by each generation company are proportional to that generation company’s installed capacity and charges paid by each consumer (including distribution companies and Unregulated Customers) are proportional to its load demand during system peak load.

          The rates that energy utility companies pay for the purchase of electricity generated by Itaipu are established pursuant to a treaty between Brazil and Paraguay and are denominated in U.S. dollars. As a consequence, Itaipu rates rise or fall independently of the rates established by federal regulatory authorities for sales by electric utilities. The sale of Itaipu-generated energy does not generate any profit because the tariff for such sales is equal to the tariff paid by the utility plus sales taxes, with no margin to the utility.

          Low-Income Residential Subgroup

          Under current regulations, a “Low Income Residential Customer” is any customer who (i) consumes less than 80 kWh per month; (ii) has not had energy consumption of more than 120 kWh per month more than twice during any previous twelve-month period; or (iii) consumes between 80 and 220 kW on a monthly basis, within the previous twelve months and (iv) has filed an application to receive benefits under any of the Federal Government’s social programs. Low Income Residential Customers are considered a subgroup of Group B and are not subject to (i) payment of emergency capacity and emergency energy acquisition charges and (ii) the extraordinary tariff composition.

Incentives

          In 2000, a Federal Decree created the Thermoelectric Priority Program (Programa Prioritário de Termeletricidade – PPT) in order to diversify the Brazilian energy matrix, which has a strong dependency on hydroelectric plants. The prerogatives granted to the thermoelectric plants included in the PPT are: (i) guaranty of gas supply for 20 years, according to Ministry of Mines and Energy regulation, (ii) assurance of the application of the normative value by distribution companies who purchase their energy for 20 years according to ANEEL regulation, thereby assuring that costs related to the acquisition of the electricity produced by thermoelectric plants will be transferred to final customers and (iii) guaranty of access to BNDES special financing program for the electric industry.

          In 2002, the Proinfa Program was established by the Federal Government to create certain incentives for the development of alternative sources of energy, such as wind power projects, small hydroelectric power plants and biomass projects. Under the Proinfa Program, Eletrobrás shall purchase the energy generated by these alternatives sources for a period of 15 years. The Proinfa Program is limited in its initial phase to a total contracted capacity of 3,300 MW. Projects seeking to qualify for the benefits offered by the Proinfa Program must be fully operational by December 30, 2006.

Regulatory Charges

          Electricity companies are compensated for certain assets used in connection with a concession if the concession is revoked or is not renewed. In 1971, the Brazilian Congress created a reserve fund designed to provide funds for such compensation (the “RGR Fund”). In February 1999, ANEEL revised the assessment of a fee requiring public-industry electric companies to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, not to exceed 3% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and the RGR Fund has been used principally to finance generation and distribution projects. The RGR Fund is scheduled to be phased out by 2010 and ANEEL shall revise the tariff such that the consumer will receive some benefit from the termination of the RGR Fund.

          The Federal Government has imposed a fee on IPPs similar to the fee levied on public-industry generation companies in connection with the RGR Fund. IPPs are required to make contributions to the Fundo de Uso de Bem Público (the “UBP Fund”) according to the rules of the corresponding public bidding process to grant concessions. Eletrobrás received the UBP Fund payments until December 31, 2002. All payments to the UBP Fund since December 31, 2002 will be paid directly to the Federal Government.

          Distribution companies must contribute to the Conta de Consumo de Combustível (the “CCC Account”). The CCC Account was created in 1973 to generate financial reserves to cover fossil fuel costs in thermoelectric power plants in the event of a rainfall shortage which would require increased use of thermal plants. Thermoelectric power plants have higher marginal operating costs than hydroelectric plants. Each electric company is required to contribute annually to the CCC Account. The annual contributions are calculated on the basis of estimates of the cost of fuel needed by the thermoelectric power plants in the succeeding year. The CCC Account is administered by Eletrobrás. The CCC Account, in turn, reimburses electric companies for a substantial portion of the fuel costs of their thermoelectric power plants.

          In February 1998, the Federal Government provided for the gradual elimination of the CCC Account. Subsidies from the CCC Account will be phased out over a three-year period beginning in 2003 for thermal power plants constructed prior to February 1998 and belonging to the interconnected system.

Thermal power plants constructed after that date will not be entitled to subsidies from the CCC Account. In April 2002, the Federal Government established that subsidies from the CCC Account would continue to be paid to those thermoelectric plants located in isolated systems for a period of 20 years.

          All hydroelectric utilities in Brazil must pay fees to Brazilian states and municipalities for the use of hydrological resources. Such amounts are based on the amount of energy generated by each utility and are paid to the states and municipalities where the plant or the plant’s reservoir is located.

          In 2002, the Federal Government instituted the Electric Energy Development Account (“Conta de Desenvolvimento Energético – CDE”), which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and, since 2003, the annual fees to be paid by agents offering electric energy to final consumers. These fees shall be adjusted annually. The CDE was created to support (i) the development of energy production throughout the country, (ii) the production of energy by alternative energy sources and (iii) the universalization of electric energy services throughout Brazil. The CDE shall be in force for 25 years and shall be regulated by the Executive Branch and managed by Eletrobrás.

          During the concessions regime that existed prior to the passage of the Concession Law in 1993, the Federal Government decided that the electric concessionaires should have a guaranteed rate of return, fixed by the Federal Government, between 10% and 12%. In order to offset the amounts of this rate of return, the “rate shortfall” was created in 1971 (Conta de Resultados a Compensar – CRC”) (the “CRC Account”), whereby the difference between (i) the rate of return defined by the Federal Government and (ii) the actual rate of return verified in the relevant year would be registered within the CRC Account of each concessionaire in order to compensate excess and insufficiencies.

          This guaranteed rate of return regime was terminated in 1993. The balance of each CRC Account was compensated with certain debts of concessionaires relating, among others, to the supply of energy by Itaipu and supply of fossil combustible.

          In 1994, the Federal Government recognized the remaining balance of the CRC Account as an asset belonging to the respective concessionaires. In the same year, an authorization was issued by the Federal Government to exchange such assets in the CRC Account for an equivalent amount of Elets, a Federal Government bond.

          We are still entitled to receive a payment from the CRC Account, which is to be paid by the State of Paraná, by virtue of a debt assignment executed between the State of Paraná and the Federal Government.

Energy Shortage and Rationing

          The electricity sector in Brazil reached a critical point in 2001, as a result of a series of regulatory, meteorological and market-driven problems. The Wholesale Energy Market had a poor performance record due to an inability to resolve commercial disputes. In addition, the combined effects of a growth in demand, decreased rainfall on the country’s heavily hydro-electric dependent generating capacity, and delays by the Brazilian regulatory authorities in developing an attractive regulatory structure (necessary to encourage new generation in the country) led to shortages of electricity in certain regions of Brazil. As a result, in June 2001, the Brazilian government implemented a program for the rationing of electricity consumption in the southeast, central-west and northeast regions of Brazil, in order to avoid the possibility of rolling blackouts. These measures did not apply to the State of Paraná.

          During the electric energy crisis, the Federal Government created the Chamber for Managing the Energy Crisis (Câmara de Gestão da Crise de Energia Elétrica - CGE). The emergency measures published by the CGE provided for reduced energy consumption targets for residential, commercial and industrial customers situated in the affected regions through the introduction of special tariff regimes aimed at reducing energy consumption. In March 2002, the CGE suspended the emergency measures and electricity rationing due to the elimination of the national energy deficit as a result of large increases in supply and a moderate reduction in demand. On April 29, 2002, the Federal Government enacted new measures that expanded the emergency electric energy supply and mandated the extraordinary tariff readjustment.

          In addition, under the Wholesale Energy Market, protection from hydrological risks for centrally dispatched hydrogenerators is provided through an Energy Reallocation Mechanism (the “ERM”) which attempts to mitigate the risks involved in the generation of hydrological energy by mandating that hydrogenerators share the hydrological risks of the Interconnected Power System. During the recent energy crisis, the ERM was applied so as to transfer surplus energy from hydrogenerators which were not affected by the energy crisis to those hydrogenerators that were unable to produce energy sufficient to meet their assured energy entitlement. The ERM ensures that under normal operating conditions, hydrogenerators will receive the income associated with their assured energy entitlement by allocating generation from those hydrogenerators in surplus to those in deficit.

Directives from the New Federal Government

          Recent announcements from Minister of Mines and Energy indicate that the new Federal Government is studying several alternative structures for the power industry, among them a pool model. Under a pool model, a single entity purchases and sells all the energy in the market through long-term contracts. Most of the business risk of generators and distributors is transferred to the pool. Theoretically, a pool model allows supply contracts to be matched with sales contracts. However, in reality the pool would be exposed to variations in demand (if demand is lower than expected, the pool has to pay for the excess capacity) and to the buyers’ credit risk. If the pool over invests in capacity, it will have to pay the full amount of the contracts without the equivalent increase in revenues. On the other hand, if the pool under invests in capacity, it will have to buy emergency capacity at a higher cost.

          The pool model is not conditioned on the existence of the Wholesale Energy Market because it concentrates all bilateral contracts in one entity (the single buyer) and its implementation could weaken the role of ANEEL. Although the Federal Government is examining the efficacy of the pool model, it has not committed itself to this structure and for the time being is also examining various alternatives.

Environmental Regulations

          The Brazilian Constitution gives both the Brazilian government and state governments power to enact laws designed to protect the environment and to issue regulations under such laws. While the Brazilian government has power to promulgate environmental regulations, state governments establish supplemental legislation. An entity that violates applicable environmental laws may be subject to substantial fines and restrictions on otherwise permissible activities.

          We were one of the first energy concessionaires in Brazil to provide an environmental impact report (Segredo Power Plant, 1987) in connection with the construction of a power plant. More recently, the Salto Caxias Power Plant (1995-1999) was constructed pursuing one of the most comprehensive environmental impact mitigation programs ever implemented in Brazil.

          In recent years several important pieces of environmental regulation have been passed. Principally, the Law against Environmental Offenses took effect in 1998 and established a general framework of liability for infractions of environmental regulations which includes administrative, civil and punitive measures. In regard to the hydroelectric sector in particular, recent federal laws and statutes have established the National System for Management of Hydro Resources and the National Council of

Hydro Resources to address the major environmental issues facing the hydroelectric sector and the users of hydro resources. In July 2000, the Brazilian government created an independent agency, the National Water Agency, to regulate and supervise the use of hydro resources.

          In May 2002, two new regulations were passed which amended portions of the Brazilian Forestry Code dealing with the maintenance and reforestation of areas affected by hydroelectric plant reservoirs. These regulations may result in increased maintenance, reforestation and condemnation costs to energy sector concessionaires.

Item 5. Operating and Financial Review and Prospects

          You should read this discussion in conjunction with our Financial Statements and the notes thereto and other financial information included elsewhere in this Annual Report.

Overview

          Brazilian Economic Conditions

          The Brazilian economy in 2002 suffered from the combined effects of the Argentine economic crisis and political uncertainty relating to the presidential elections. Real gross domestic product grew 1.5%, and inflation was 26.4%, as measured by the IGP-DI. The real depreciated by 52.3% against the U.S. dollar during 2002, as the real/U.S. dollar selling exchange rate fell from 2.3204 reais per U.S. dollar at December 31, 2001 to 3.5333 at December 31, 2002. Interest rates increased, as the Central Bank increased the base interest rate repeatedly, from 19.0% early in 2002 to 22.0% at year-end.

          The Brazilian economy also slowed in 2001, as the impact of the Argentine economic crisis, lower growth in the U.S. economy and electricity conservation measures led to declines in investment and consumption in Brazil as well as other emerging markets. The real gross domestic product grew 1.4% during the period and the real depreciated by 18.7% against the U.S. dollar during 2001. Inflation grew to 10.4% for the period, up from 9.8% in 2000, as measured by the IGP-DI. The Central Bank increased the base interest rate from 15.25% early in 2001 to 19.00% beginning in July 2001.

          In the first five months of 2003, the economy has improved. During the first five months of 2003 the value of the real fluctuated between a high of 3.6623 reais per U.S. dollar and a low of 2.8653 reais per U.S. dollar. The value of the real fell to 2.9656 reais per U.S. dollar at May 30, 2003, and at June 20, 2003 it had fallen to 2.8933 reais per U.S. dollar. The Central Bank increased the base interest rate several times early in the year, and in May it was at 26.5%. Inflation for the first five months of 2003 was 5.2%.

          The following table shows Brazilian inflation as measured by the IGP-DI, devaluation of the real against the U.S. dollar and the period-end exchange rates and average exchange rates for the periods indicated:

	Year ended December 31,

	2002	2001	2000

	(in R$, except percentages)
Inflation (IGP-DI)	26.41%	10.4%	9.8%
Devaluation of the real vs. U.S. dollar	52.27%	18.7%	9.3%
Period-end exchange rate—U.S.$1.00(1)	R$3.5333	R$2.3204	R$1.9554
Average exchange rate—U.S.$1.00(2)	R$2.9983	R$2.3532	R$1.8348

(1)	The real/U.S. dollar exchange rate at May 2003 was R$2.9656 to U.S.$1.00.

(2)	The average exchange rate is the sum of the closing exchange rates at the end of each month in the period divided by the number of months in the period.

Sources: FGV-Fundação Getúlio Vargas and the Central Bank.

          The following table shows the change in real GDP and average interbank interest rates for the periods indicated:

	Year ended December 31,

	2002		2001	2000

Change in real GDP(1)	1.52	%(4)	1.42%	4.36%
Average base interest rates(2)	19.6%		17.5%	17.5%
Average interbank interest rates(3)	19.1%		17.3%	17.3%

(1)	Calculated by dividing the real GDP of a period by the real GDP of the same period in the previous year.

(2)	Calculated in accordance with Central Bank methodology (based on nominal rates).

(3)	Calculated in accordance with Central Clearing and Custody House (“CETIP”) methodology (based on nominal rates).

(4)	Preliminary data.

Sources: The Central Bank, the Brazilian Geography and Statistics Institute (IBGE) and CETIP.

          Rates and Prices

          Our results of operations are significantly affected by changes in the prices we charge for electricity. Most of our revenues come from sales at regulated rates, and even those prices that are not directly regulated are heavily influenced by energy regulatory policy. Prices are also affected by broader economic conditions and by hydrological conditions.

          Sales to retail customers represented about 65% of the volume of electricity we delivered in 2002, and accounted for more than 85% of our revenues from sales of electricity. The rates we charge to our retail customers are set by ANEEL based on considerations established by law and regulations. See Item 4. “Information on the Company—The Brazilian Electric Power Industry—Rates.” In addition to these considerations, the rate-setting process has historically been affected by other political or economic objectives, including government attempts to control inflation. In recent years ANEEL has granted us a rate increase in June of each year. We accordingly increased our rates on sales to retail customers by 11.0% in June 2002, by 17.3% in June 2001 and by 15.4% in June 2000. In June 2003, we received a tariff increase averaging 25.3%, which we intend to implement gradually in a manner that promotes a reduction in the current level of delinquency.

          Deferred Regulatory Asset

          Our results of operations in 2002 and 2001 were affected by the consequences of regulatory action to address the impact on power concessionaires of certain increased costs in 2001. The specific effects are summarized below and then described in greater detail.

•	In 2001, we deferred certain expenses and capitalized them (together with indexation through year-end), in a total amount of R$303.0 million, based on regulations permitting us to recover these amounts through future tariffs.

•	In 2002, as a result of changes in ANEEL’s policy, we determined that our deferred regulatory asset as of December 31, 2002 was impaired and we reversed it in full. The resulting charge, net of tax, was recorded as an extraordinary item in an amount of R$205.4 million.

•	Also in 2002, we deferred and capitalized other expenses, as discussed further below. The amount of our deferred regulatory asset at December 31, 2002 was R$84.1 million.

          In late 2001 and early 2002, power concessionaires reached an agreement with the federal government permitting concessionaires to defer specified elements of 2001 costs and to recover them through tariffs in future periods. The agreement was subsequently implemented by ANEEL regulations. For all the specified cost categories, which are treated for tariff-setting purposes as being outside the concessionaire’s control (Parcel A costs), a concessionaire is entitled to recover the portion of its costs incurred from January 1 to October 25, 2001 in excess of the amount that was budgeted in determining its previous rate increase. Concessionaires will be entitled to recover these costs, indexed by a Brazilian money market rate called SELIC, in future periods and will be required to amortize the costs as they are recovered through higher tariffs. Pursuant to these regulations, in 2001 we deferred R$286.9 million of expenses and capitalized them, indexed through year-end, under the caption “deferred regulatory asset.” The largest elements of costs we deferred (72.3% of the total) related to electricity purchased under initial supply contracts and from Itaipu. We expected to recover these costs over a period of approximately 20 months beginning in June 2002, and we accordingly classified part as current and part as long-term. If we had recognized these costs in 2001, it would have reduced our 2001 operating income from R$674.6 million to R$387.7 million and materially reduced our net income.

          A dispute between us and ANEEL has created doubt about our ability to recover the amounts we deferred in 2001. ANEEL requires that concessionaires withdraw certain categories of claims arising from regulatory matters, as a condition to acceding to the general agreement under which deferred costs may be recovered. Our distribution subsidiary has a claim pending in federal court challenging a determination by ANEEL that would require us to recognize approximately R$361 million in costs for energy we purchased for resale in 2001. See Note 21(b) to the Financial Statements. It has refused to withdraw this claim, and as a result ANEEL takes the position that we cannot benefit from the general agreement. See Notes 4(a)(vi) and 8(b) to the Financial Statements.

          Based on ANEEL’s position, we determined to reverse the entire amount of the deferred regulatory asset we carried at December 31, 2002. The reversal was R$303.0 million, and we recognized R$205.4 milion net of tax effects as an extraordinary loss in 2002.

          In 2002, we also deferred certain other costs incurred from October 26, 2001 to December 31, 2002. As a result, we have a deferred regulatory asset of R$84.1 million as of December 31, 2002. This amount is not affected by our disagreement with ANEEL described above. We are recovering part of the amount through the tariff increase we received in June 2002, and we expect to recover the balance through future tariff increases beginning in June 2004. See Note 8 to the Financial Statements.

          Long-Term Energy Contracts

          In 1999 and 2000 we entered into long-term dollar-indexed power and capacity purchase contracts with Cien and Araucária, respectively. We are attempting to renegotiate our contract with Cien and are currently involved in legal proceedings with Araucária related to the capacity purchase agreement. In 2003, we ceased making payments of the amounts billed to us under both contracts although we continue to accrue these amounts. Our commitments under these contracts had a significant adverse impact on our operating expenses in 2002 and in 2003 to date. If we are unable to favorably resolve these issues, we expect that the impact on our operating expenses will continue and may increase. (See Item 4 “Information on the Company—The Company—Business—Purchases” and “—Operating Expenses”).

          Impact of CRC Account

          Until 1993, utilities in Brazil were guaranteed an annual rate of return on service-related assets included in the base rate. Where the tariffs set by the Brazilian government resulted in a minimum real return below the required range, each electric power company was allowed to credit the difference to its CRC Account. Accumulated shortfalls in the rate of return credited to CRC Accounts were recognized in the late 1980s as liabilities of the Brazilian government to electric utilities. See Note 6 to the Financial Statements. See Item 4. “Information on the Company—The Brazilian Electric Power Industry—Rates.”

          In 1993, the Brazilian government eliminated the system of guaranteed rates of return for utilities. As a result, utilities were no longer permitted to add credits to the CRC Account. Amounts that had been accumulated in each utility’s CRC Account up to 1993 were recognized by the Brazilian government as credits. After offsetting all amounts owed to the Brazilian government and to federal financial institutions to the extent permitted by law, in August 1994 we assigned the remainder of our CRC Account balance, equal to R$808.1 million, to the State of Paraná pursuant to an assignment agreement (the “CRC Account Agreement”), which has subsequently been renegotiated on several occasions. In October 1997, we and the State of Paraná agreed to extend the term of the CRC Account Agreement to 330 equal monthly installments, which include interest and principal amortization, with the last monthly installment due on March 30, 2025. Pursuant to the terms of the CRC Account Agreement, if the State of Paraná fails to make payments on a timely basis, we may, after notifying the State of Paraná, apply dividends payable to the State of Paraná against amounts due under the CRC Account Agreement, and we will have a lien on certain amounts deposited by the State of Paraná with Banco Itaú S/A as a further guarantee of payment. Since September 2002, the State has not made payments of the amounts due monthly under the CRC Account Agreement. See Note 7 to the Financial Statements.

          The State and the Brazilian government are currently negotiating a settlement that could result in the payment of amounts owed by the State to us under the CRC Account Agreement.

          Special Obligations

          Certain customers make contributions to enable us to provide service to such customers where, in the absence of such contributions, we would not realize a profit on the investment made to provide such service. Eventual liquidation of these special obligations is dependent upon future determinations by ANEEL. We record the amount of these contributions on our balance sheet as a reduction of our assets, under the caption “special obligations”. The amount was R$633.4 million at December 31, 2002. See Note 14(c) to the Financial Statements.

Critical Accounting Policies and Estimates

          In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. We have discussed in “—Overview” above certain accounting policies relating to regulatory matters. In the discussion below, we have identified several other matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

          The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. Please see the notes to our consolidated financial statements included herein for a more detailed discussion of the application of these and other accounting policies.

          Revenue Recognition

          We recognize our revenues on an accrual basis, i.e., when persuasive evidence of an arrangement exists, delivery of goods has occurred or services have been rendered, our price to the buyer has been fixed or is determinable, and collectibility is reasonably assured, regardless of when the cash is received.

          Billing for residential, industrial and commercial customers is performed monthly. Unbilled revenues from the billing date to month-end are estimated and recognized as revenue during the month in which the service was provided. Revenues from electricity sales to final consumers are recognized when earned. Billings for these sales are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month’s billing and are accrued at the end of the month. The determination of the energy sales to individual customers is based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated and the corresponding unbilled revenue is estimated. This unbilled revenue is estimated each month based on daily estimated customer usage by class, and applicable customer rates reflecting significant historical trends and experience. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following month.

          Value added tax, or VAT, which is a state tax due on sales to final consumers, is billed to consumers and recorded as part of gross revenue. The VAT payable to the state is recorded as a deduction from gross revenue in a separate line in the statement of income to disclose our net operating revenues.

          Deferred regulatory asset

          As discussed above, we, under Brazilian accounting practices have deferred and capitalized certain costs that we expect to recover through rate increases. This approach is consistent with SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (SFAS No. 71), which provides that rate-regulated entities account for and report assets and liabilities consistent with the recovery of those costs in rates if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates can be charged and collected. Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers. We are entitled to recover these costs through

Brazilian regulations. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. For more information, see Note 8 to the Financial Statements. The total amount of deferred regulatory assets reflected in the consolidated balance sheets is R$84.1 million together with indexation as at December 31, 2002.

          The deferral and capitalization of expenses in this manner is based on our judgment that we will in fact recover the amounts under future rate increases. If our judgment as to the likelihood of recovery changes, we may be required to reverse the deferral as we did in 2002, as discussed above.

          Impairment of long-lived assets

          Long-lived assets, which include property, plant and equipment, goodwill and equity investments comprise a significant amount of our total assets. We make judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, the carrying values of these assets are periodically reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for our products and services, future market conditions and regulatory developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period.

          In 2002, upon adoption of SFAS No. 142 “Goodwill and other intangible assets,” we evaluated goodwill for impairment and determined that no impairment adjustment was necessary.

          Revenues from sales to the Wholesale Energy Market

          In 1998 the Brazilian government established the Wholesale Energy Market for the short-term purchase and sale of energy in accordance with the terms and criteria set forth in the Market Agreement. On a quarterly basis the Wholesale Energy Market provides estimates of the energy we made available and acquired at the Wholesale Energy Market. For accounting purposes, we review Wholesale Energy Market computations in relation to the volumes and prices applied in accordance with the Market Agreement and accrue the related revenue and/or cost balances in our financial statements.

          Our accruals are based on estimates made by us and by the Wholesale Energy Market. In 2002, final determinations by the Wholesale Energy Market with respect to amounts estimated in prior years resulted in a charge of R$57.3 million for reversal of revenues previously recognized based on estimates. See Note 21(b) to the Financial Statements.

          Accrual for contingencies

          We and our subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues.

          We account for contingencies in accordance with Brazilian accounting practices which are similar to SFAS No. 5, “Accounting for Contingencies.” Such accruals are estimated based on historical experience, the nature of the claims, as well as the current status of the claims. The evaluation of these contingencies is performed by various specialists, inside and outside of COPEL. Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. Management has applied its best judgment in applying SFAS No. 5 to these matters.

          Employee post-retirement benefits

          We sponsor a defined-benefit pension plan and defined-contribution pension plan covering substantially all of our employees. We have also established post-retirement health care plans. We account for these benefits in accordance with Brazilian accounting practices, which are similar to SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions.”

          The determination of the amount of our obligations for pension and other post-retirement benefits depends on certain actuarial assumptions. These assumptions are described in notes 22 and 31c(i).4 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries and healthcare cost growth. In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and generally affect our recognized expenses and recorded obligations in such future periods.

          Deferred taxes

          We account for income taxes in accordance with Brazilian accounting practices, which are similar to SFAS No. 109 “Accounting for Income Taxes,” which requires an asset and liability approach to recording current and deferred taxes. Accordingly, the effects of differences between the tax basis of assets and liabilities and the amounts recognized in our consolidated financial statements have been treated as temporary differences for the purpose of recording deferred income tax.

          We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Analysis of Electricity Sales and Cost of Electricity Purchased

          We bill for the electricity we sell and pay for the electricity we purchase on the basis of an “energy charge” and, in the case of our Group A Customers (industrial customers that receive energy at higher voltages), a “capacity charge.” The capacity charge, expressed in reais per kW, is based on the higher of (1) contracted firm capacity and (2) power capacity actually used. The energy charge, expressed in reais per MWh, is based on the amount of electricity actually consumed.

          The following table sets forth the volume and average rate components of electricity sales and purchases for the years 1998 to 2002.

	Year ended December 31,

	2002	2001	2000	1999	1998

Electricity Sales:
Sales to final customers:
Average price (R$/MWh):(1)
Industrial customers	121.74	102.11	91.65	87.89	81.81
Residential customers	283.55	239.78	208.70	185.84	170.61
Commercial customers	232.90	196.76	172.57	153.99	146.34
Rural and other customers(2)	146.51	123.23	107.60	94.79	87.23
Public service customers	145.01	117.00	104.06	92.44	86.97
All customers	179.42	151.93	135.35	125.88	117.27
Volume (GWh):
Industrial customers	8,655	8,317	7,848	6,334	5,932
Residential customers	4,307	4,312	4,447	4,306	4,185
Commercial customers	2,726	2,639	2,563	2,384	2,268
Rural and other customers(2)	2,338	2,251	2,266	2,187	2,141
Public service customers	525	519	505	496	480
All customers	18,521	18,038	17,629	15,707	15,006
Total revenues (millions of R$)	3,329	2,740	2,386	1,977	1,760
Sales to distributors and others:
Average price (R$/MWh)(1)	23.46	18.51	36.25	20.34	8.78
Volume (GWh)	8,255	9,714	5,019	7,172	6,587
Total revenues (millions of R$)	194	180	182	146	58
Electricity Purchases:
Purchases from Itaipu:
Average cost (R$/MWh)(3)	102.18	85.24	51.11	55.93	37.06
Volume (GWh)	4,845	4,640	5,546	5,375	5,302
Percentage of total Itaipu production purchased	6.0	5.9	5.9	6.0	6.0
Total cost (millions of R$)(4)	495	396	283	301	197
Purchases from others:
Average cost (R$/MWh)(3)	89.53	35.70	11.27	47.63	21.38
Volume (GWh)	4,587	420	1,900	434	27
Total cost (millions of R$)(4)	411	15	21	21	1

(1)	Rates for electricity sales and purchases are stated in reais and have been computed by dividing (1) the corresponding sales or purchases without deduction of ICMS Tax by (2) MWh of electricity sold or purchased.

(2)	Includes rural customers, street lighting, government agencies, unregulated customers and our own consumption.

(3)	Our purchases of electricity generated by Itaipu are stated in reais and paid for on the basis of a capacity charge expressed in U.S. dollars per kW plus a “wheeling” (or transportation) charge expressed in reais per kWh.

(4)	See Item 4. “Information on the Company—The Company—Business—Purchases” for an explanation of our expenses relating to electricity purchases.

Results of Operations for the Years Ended December 31, 2002 and 2001

          Operating Revenues

          Our net operating revenues increased by 17.5% in 2002. The increase was primarily due to higher prices, resulting primarily from increases in rates to final customers.

          Electricity Sales to Final Customers. Our revenues from electricity sales to final customers increased by 21.5% in 2002 due to an increase of 18.1% in average energy prices and 2.8% in the volume of energy sold. Revenues increased from all our main categories of customers, as described below. The higher volumes reflected a recovery in consumption, among customers other than residential customers, from the energy shortages experienced in 2001.

Industrial. Revenues from sales to industrial customers increased by 24.1%, from R$849.3 million in 2001 to R$1,053.6 million in 2002. The increase was primarily due to a 19.2% increase in average price as well as to an increase in overall industrial activity in the State of Paraná, which resulted in a 4.1% increase in industrial consumption.

Residential. Revenues from sales to residential customers increased by 18.1%, from R$1,033.9 million in 2001 to R$1,221.1 million in 2002. The increase was primarily due to an 18.3% increase in average price. This increase was partially offset by a slight decline (0.12%) in energy consumption, in spite of a 2.5% increase in the number of customers (2.36 million in 2002, compared to 2.30 million in 2001), due to the continuing impact on consumption patterns of the energy rationing programs enacted in 2001.

Commercial. Revenues from sales to commercial customers increased by 22.3%, from R$519.2 million in 2001 to R$634.9 million in 2002. The increase was primarily due to an 18.4% increase in average price and to a 3.3% increase in consumption, which resulted in part from a 1.4% increase in the number of customers.

Rural and Others. Revenue from sales to rural and other customers increased by 23.5%, from R$277.4 million in 2001 to R$342.6 million in 2002. The increase was primarily due to an 18.9% increase in average price and a 3.5% increase in consumption.

          Electricity Sales to Distributors. Electricity sales to distributors include sales to the Wholesale Energy Market and the ICPS (60.2% of the total in 2002), sales under bilateral agreements (25.4%) and sales under Initial Supply Contracts (14.4%). Our revenues from electricity sales to distributors increased by 7.7% in 2002, primarily because our revenues from sales under bilateral agreements increased by 32.7%, from R$37.0 million in 2001 to R$49.1 million in 2002, due to higher prices and higher volumes. Sales to the Wholesale Energy Market and the ICPS were R$115.8 million in 2002, a slight (0.7%) decrease from 2001 as higher prices due to a shift in mix from the ICPS to the Wholesale Energy Market were offset by lower volume resulting from the end of drought conditions in other regions of Brazil.

          Use of Main Transmission Grid. Revenues from third-party use of our Main Transmission Grid increased by 183.8% in 2002. In 2002, as a result of action by ANEEL, more of our lines were included in the main transmission grid, and consequently we receive more revenues from third-party use of the grid. The reclassification was retroactive to part of 2001, so our 2002 revenues include a component attributable to usage in 2001.

          Other Revenues. Other revenues include revenues from use of our fiber optic network and other data transmission facilities and from consulting activities in the energy sector. Other revenues decreased by 12.7% in 2002 due to a lower level of consulting activity.

          Operating Expenses

          Total operating expenses increased by 46.6% in 2002. The most important factors in the increase were as follows:

Purchases from Cien. We began purchasing energy from Cien in May 2002 as its first transmission line became operational, and our purchases increased in August 2002 when the second line became operational. The purchases are under a long-term contract at a price determined under a formula that includes indexation for Brazilian inflation and for changes in the exchange rate between the real and the U.S. dollar. We are currently seeking to renegotiate the contracts and we have ceased paying Cien although we continue to accrue and provision the amounts billed to us. See Item 4. “Information on the Company—The Company—Business—Purchases”. The total we recognized was R$369.0 million in 2002 (reflecting less than half a year of full operation) and R$181.3 million in the first quarter of 2003. These amounts are recorded under “Electricity purchased for resale.” See Note 25(a) to the Financial Statements.

Purchases from Itaipu. The price for energy purchased from Itaipu is indexed to the U.S. dollar, and accordingly increased in 2001 and 2002 with the devaluation of the real. In 2001, part of the increased costs was deferred (together with other costs) based on regulations allowing us to recover such costs through later tariff increases, and this partly offset the effect on our operating expenses. See “—Overview—Deferred Regulatory Asset.” In 2002, we had R$425.5 million in expenses for purchasing energy from Itaipu, compared to R$338.7 million (before the deferral) in 2001. These amounts are recorded under “Electricity purchased for resale.” See Note 25(a) to the Financial Statements.

Expenses related to Araucária. In 2002, we began incurring a variety of expenses arising from our commitments to UEG Araucária. These include purchases of gas and materials and payments for capacity under a formula based on the costs of building the Araucária plant. We are currently engaged in legal proceedings arising from these relationships, and we have ceased paying for capacity although we continue to accrue the amounts billed to us. See Item 4. “Information on the Company—The Company—Business—Purchases” and Item 8. “Financial Information—Legal Proceedings”. The total we recognized (including purchases of gas and materials and capacity payments) was R$113.9 million in 2002 (almost entirely in the fourth quarter) and R$113.9 million in the first quarter of 2003. These amounts are recorded under “Materials and supplies.” See Note 25(d) to the Financial Statements.

Allowance for doubtful accounts. Expenses we recognized for the allowance for doubtful accounts were R$72.4 million in 2002, compared to R$11.3 million in 2001. The increase was attributable to a new ANEEL policy requiring that we provision accounts receivable from public sector customers that are more than 180 days past due. These amounts are recorded under “Other expenses.” See Note 25(e) to the Financial Statements.

Wholesale Energy Market. Our revenues and expenses from transactions in energy with the Wholesale Energy Market are recognized based on estimates that are subject to final approval by the Wholesale Energy Market. In 2002, final calculations from the Wholesale Energy Market resulted in our reversing R$57.3 million in revenues previously recognized based on estimates. These amounts are recorded under “Other expenses.” See Note 21(b) to the Financial Statements.

Third-party services. Third-party services, consisting primarily of miscellaneous expenses, such as technical consulting fees, mailing expenses, maintenance services and travel expenses, increased by 34.9% from R$137.7 million in 2001 to R$185.8 million in 2002. The increase was primarily due to higher technical consulting fees and research and development fees.

Use of Main Transmission Grid. Expenses for use of the Main Transmission Grid increased by 42.2% in 2002 (an increase of R$48.5 million). The increase was due to the 23.7% increase in 2002 of the ICPS’s transportation tariff.

Pension and other benefits. Pension and other benefits increased by 156.4% in 2002 from 2001 (an increase of R$53.9 million), primarily due to a change in accounting under Brazilian GAAP.

          Financial Income (Expense), Net

          Net financial expense was R$419.2 million in 2002, more than five times higher than in 2001. The increase was due primarily to a net monetary and exchange loss of R$314.9 million resulting from the devaluation of the real against the U.S. dollar, which is the currency in which 48.4% of Company’s indebtedness is denominated. Our interest costs also increased by 54.8% due to the issuance of R$500 million of debentures in May 2002 and the devaluation of the real.

          Extraordinary Item

          In 2002, we reversed the entire deferred regulatory asset of R$303.0 million that appeared on our balance sheet at the beginning of the year. The after-tax amount of R$205.4 million was recorded as an extraordinary item. See “—Overview—Deferred Regulatory Asset.”

Results of Operations for the Years Ended December 31, 2001 and 2000

          Operating Revenues

          Our net operating revenues increased by 11.5% in 2001. The increase was primarily due to the increase in rates to final customers, the increase in industrial activity in the State of Paraná and the increase in revenues from the Wholesale Energy Market.

          Electricity Sales to Final Customers. Our revenues from electricity sales to final customers increased by 14.9% in 2001 due to an increase of 12.3% in average energy rates and 2.3% in the volume of energy sold. The increase was due to increases in revenues from industrial, residential, and commercial customers.

Industrial. Revenues from sales to industrial customers increased by 18.1%, from R$719.3 million in 2000 to R$849.3 million in 2001. The increase was primarily due to an 11.41% increase in average tariff as well as to an increase in overall industrial activity in the State of Paraná, which resulted in a 6.0% increase in industrial consumption.

Residential. Revenues from sales to residential customers increased by 11.4%, from R$928.2 million in 2000 to R$1,033.9 million in 2001. The increase was primarily due to a 14.9% increase in average tariff. This increase was partially offset by the fact that energy consumption declined by 3.1% in spite of a 3.5% increase in the number of customers (2.30 million in 2001, compared to a 2.23 million in 2000), due to the psychological impact of the energy rationing programs enacted in other parts of Brazil.

Commercial. Revenues from sales to commercial customers increased by 17.4%, from R$442.2 million in 2000 to R$519.2 million in 2001. The increase was primarily due to a 14.0% increase in average tariff and to a 3.0% increase in consumption, which resulted in part from a 2.7% increase in the number of customers.

          Electricity Sales to Distributors. Although we sold 93.5% more energy to distributors in 2001, our revenues decreased by 1.2%, resulting from a 48.9% decrease in average real price, from R$36.3 in 2000 to R$18.5 in 2001. The composition of our sales to distributors changed significantly in 2001, as a result of temporary regulatory changes enacted by the Brazilian government in response to the energy crisis of 2001 and regulatory changes that permitted us to phase out sales to the ICPS in favor of sales in the Wholesale Energy Market. Volumes sold shifted from Initial Supply Contracts, which are subjected to regulated rates, to Bilateral Agreements in the Wholesale Energy Market, which are generally negotiated at market prices. This shift did not, however, result in increased revenue because of the Energy Reallocation Mechanism enacted under the Wholesale Energy Market. This mechanism reallocated electricity from regions of the country which were not affected by the energy crisis, such as the State of Paraná, to those regions suffering from energy shortages and regulated the rates at which such energy could be sold. For further information on changes in the Brazilian regulatory framework, see Item 4. “Information on the Company—The Brazilian Electric Power Industry.”

          Sales in the Wholesale Energy Market (R$111.5 million) accounted for 62.0% of our 2001 revenues from sales to distributors (40.0% in 2000) as result of the increased volume of energy sold. This was largely offset by the fact that average real prices on the Wholesale Energy Market decreased by 55.5%, from R$30.7 in 2000 to R$13.6 in 2001, due to the lower tariffs applied to our surplus power distributed according to the Energy Reallocation Mechanism. Revenues from sales under Initial Contracts decreased by 60.8% from R$64.8 million in 2000 to R$25.4 in 2001 and revenues from sales under Bilateral Agreements decreased by 11.8%, from R$41.9 million in 2000 to R$37.0 million in 2001.

          Use of Main Transmission Grid. Revenues from the use of our transmission lines, substations and facilities increased by 18.7% in 2001. The increase was primarily due to a 20.4% increase in average tariff.

          Other Revenues. Other revenues increased by 3.9% in 2001, from R$101.7 million in 2000 to R$105.7 million in 2001. The increase was primarily due to increases in revenues from use of our fiber optic network and other data transmission facilities.

          Operating Expenses

          Total operating expenses increased by 14.4% in 2001, primarily due to the increase in the cost of electricity purchased for resale, personnel expenses, pension costs and expenses with third-party services.

          Electricity purchased for resale. Expenses to purchase electricity for resale increased by 20.0% in 2001 after giving effect to the deferral of R$42.5 million. Before giving effect to the deferral, expenses to purchase electricity increased 34.6% due to an increase in expenses to purchase energy from Itaipu and the Wholesale Energy Market. Higher prices were partially offset by the smaller volume of electricity purchased in 2001 as compared to 2000 (16.2% decrease in MWh bought). The volume of energy purchased from other sources also decreased by 30.7% in 2001 due to the Brazilian energy crisis and power shortage.

          Use of Main Transmission Grid. Although the ICPS’s transportation tariff increased by 11.6% in 2001, expenses for use of transmission system decreased by 10.1% in 2001. The decrease was due to the effect of deferred regulatory asset of R$33.0 million.

          Depreciation and amortization. Depreciation expenses increased by 8.8% in 2001, primarily due to the increase in property, plant and equipment resulting from the expansion in transmission and distribution lines.

          Personnel. Personnel expenses increased by 22.9% from R$305.7 million in 2000 to R$375.7 million in 2001. The increase was primarily due to the registration of a R$17.4 million off set resulting from the termination of litigation from previous years. In addition, expenses for overtime payments and other benefits increased by 16.5% from R$ 97.4 million in 2000 to R$ 113.5 million in 2001, resulting from the reduction in the workforce and additional personnel travel.

          Regulatory Charges. Regulatory charges increased by 3.7% in 2001 primarily due to a 69.3% increase in expenses for the compensation of land usage, from R$22.4 million in 2000 to R$38.0 million in 2001 as a result of a 50.5% increase in the tariff established by ANEEL and a 44.9% increase in energy generation by the Company in 2001. Although compensation for land usage increased by 113% in 2001, R$9.8 million was deferred as part of the deferred regulatory asset enacted by ANEEL. This increase was partially offset by a 5.3% decrease in expenses for the fuel usage quota from R$126.7 million in 2000 to R$120.0 million in 2001, which is computed by ANEEL and charged to all hydroelectric distributors in order to subsidize thermoelectric production costs during periods of poor hydroelectric generation.

          Third-party services. Third-party services, consisting primarily of miscellaneous expenses, such as technical consulting fees, mailing expenses, maintenance services and travel expenses, increased by 24.6% from R$110.5 million in 2000 to R$137.7 million in 2001. The increase was primarily due to higher technical consulting fees and research and development fees.

          Pension and other benefits. Pension and other benefits increased by 3.2% in 2001 from 2000, primarily due to an 8% increase in salaries in 2001.

          Financial Income (Expense), Net

          Net financial expense increased by 3.3% in 2001, primarily as a result of the increase in monetary and exchange variation and the increase in interest costs on our debts, which was partially offset by the deferral of regulatory assets as well as the decrease in other income (expenses), net .

          Income on temporary cash investments. Income on treasury investments decreased by 7.0%, from R$42.5 million in 2000 to R$39.6 million in 2001, primarily due to a reduction in the average cash balances invested in 2001.

          Charges on long-term receivables. Income from charges on long-term receivables decreased by 5.1% from R$57.8 million in 2000 to R$54.8 million in 2001. The decrease was primarily due to the fact that during 2000 the Company received interest on the pre-payment of state value-added tax which was pre-paid in advance in 1999.

          Interest on loans and financing. Interest on loans and financing increased by 9.3% primarily due to the increase on loans and financing principal balances caused by their exposure to monetary and exchange variation, although this increase was more than offset by monthly amortization during the year.

          Monetary and exchange variation, net. Monetary and exchange variation, net increased by 108.0% as a result of the devaluation of real which indexes 62% of Company’s loans and financing, which are mainly U.S. dollar-denominated. This increase was partially offset by the increase in financial income from the CRC Account debt as a result of the delay by the Government of Paraná in making monthly payments, as well as to a 6% increase in IGP-DI index variation which indexes such debt.

          Other income (expenses), net. Other income (expenses), net decreased by 89.6% due to regulatory changes which allowed for the non- recognition of interests originating from pension plan obligations.

Liquidity and Capital Resources

          Our business is capital intensive. Our principal capital requirements historically have been to finance the expansion and upgrading of our electricity distribution and transmission system and to finance the expansion of our generation business. Capital expenditures were R$399.4 million in 2002, R$445.0 million in 2001 and R$409.7 million in 2000. The following table sets forth our capital expenditures for the periods indicated.

	Year ended December 31,

	2002	2001	2000

	(millions of reais)
Generation:
Salto Caxias	5.1	27.4	57.4
Segredo	—	—	68.2
Other	40.7	27.2	14.0

Total	45.8	54.6	139.6
Transmission	51.2	61.9	87.3
Distribution	189.8	189.9	113.9
Energy joint ventures	95.8	105.7	27.5
Other	16.8	32.9	41.4

Total	399.4	445.0	409.7

          We plan to make capital expenditures aggregating approximately R$274.9 million in 2003, as part of our R$1,363.8 million capital expenditure program for the years 2003 through 2006. Of total budgeted capital expenditures over this period, R$44.9 million is for generation, R$522.2 million is for transmission, R$642.7 million is for distribution, R$67.2 million is for telecommunications businesses, R$81.6 million is for energy joint ventures and R$5.2 million is for other facilities.

          Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and, to a lesser extent, through external financing. Our principal source of funds in 2002 was our operating activities. In 2002, net cash provided by operating activities was R$136.1 million, down from R$577.2 million in 2001 primarily due to the net loss in 2002.

          We expect our operating cash flow to be sufficient to finance nearly all of the R$274.9 million we project to spend in 2003, with any remainder being financed by borrowings. Our ability to generate cash sufficient to meet our planned expenditures is dependent upon a variety of factors, including our ability to maintain adequate tariff levels, to obtain regulatory and environmental authorizations, to access domestic and international capital markets, to arrange for private sector partnerships on satisfactory terms and a variety of operating and other contingencies. In addition, we may seek to invest in controlling or non-controlling interests in other existing electric utilities, in communications services or in other areas, each of which may require additional domestic and international financing.

          Like other state-owned companies, we are subject to restrictions under resolutions of the National Monetary Council on our ability to obtain financing from domestic and international sources. These restrictions could limit our ability to access external sources of funding if our internally-generated funds are insufficient to meet our budgeted capital expenditures.

          Total debt outstanding at December 31, 2002 was R$1,585.4 million. Approximately R$767.8 million of the total debt outstanding at December 31, 2002 was denominated in, or indexed to, the U.S. dollar, R$52.4 million was denominated in Japanese yen and R$277.7 million was indexed to a currency pool.

          In May 1997, we issued U.S.$150 million of 9.75% Notes (the “Notes”) due 2005. We had an option to redeem the Notes at 99.09% of their face value in May 2002 or to procure a purchaser to purchase all the outstanding Notes. In May 2002, pursuant to the provisions of the Notes, all of the outstanding Notes were purchased by a vehicle that was funded by a loan from a syndicate of banks.

          In connection with the repurchase, certain financial covenants of the Notes were amended. The most restrictive of the amended financial covenants require us to not permit (a) the ratio of EBITDA to Cash Interest Expense for the twelve month period ending on the last day of any fiscal quarter to be less than 2.5:1 or (b) the ratio of Total Funded Debt to EBITDA for the twelve month period ending on the last day of any fiscal quarter to be greater than 3.25:1 (using terms defined in the Notes). As of December 31, 2002, the Total Funded Debt to EBITDA ratio was 3.70:1 and, on March 31, 2003, these ratios were 1.32:1 and 7.37:1, respectively. Consequently, we are in breach of both of these covenants which has resulted in an event of default under the Notes. The most significant factors in the failure to comply with these ratios were (a) the adverse effect on our indebtedness of the depreciation of the Brazilian currency, the real, against the U.S. dollar, and (b) the adverse effects on our margins of payments made for capacity and energy purchases under agreements with Araucária and Cien.

          We are currently negotiating with our creditors in order to obtain waivers from them with regard to these events of default. In addition, we are taking actions in order to cure these events of default. If our lenders elect to accelerate, however, we will not have sufficient cash reserves to pay the amounts owed under the Notes. In such a case, we would need to seek additional financing, but there is no guarantee of obtaining such financing. For a description of the actions we are taking, see Item 4 “Information on the Company—The Company—Business—Purchases”.

          Also in May 2002, we issued R$500 million of non-convertible debentures maturing in 2007 and split in three series. Series 1 and 2, amounting to R$100 million each, are indexed to the CDI (Interbank Deposit Certificate) rate plus a spread of 1.75% per year. Series 3, amounting to R$300 million, is indexed to the IGP-M inflation index plus a spread of 13.25% per year. Finally, also in May 2002 we paid a tranche of our Euro Commercial Paper in the amount of U.S.$67.2 million. As a result of these transactions, we lengthened the term of our debt profile and reduced our exposure to the US dollar.

          The long-term contracts we hold with Cien and Araucária had a significant adverse effect on our liquidity in 2002. During 2003, we have been accruing the amounts due under these contracts but we have not made any of the payments. We are currently seeking to renegotiate our contract with Cien and have entered into legal proceedings regarding our contractual commitments to Araucária. If we were required to commence payments to either of these entities in 2003, in the manner set forth in the respective agreements, we would experience a significant adverse effect upon our liquidity. (See Item 4 “Information on the Company—The Company—Business—Purchases”). In addition, Araucária claims that we are required to purchase its generating plant, and if we were in fact required to do so we would not have the necessary resources.

Contractual Obligations

          In the table below we set forth certain contractual obligations as of December 31, 2002, consisting of debt (including financial leases) and purchase obligations, and the period in which the contractual obligations come due. The table below does not include pension liabilities, deferred taxes or current accounts payable. We have also not included the amounts that may be payable under our long-term energy contracts with Cien and Araucária, because the contracts are in dispute and the amounts are difficult to estimate.

	Payments due by period

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

	(in millions of reais)
Contractual obligations:
Total debt	2,214.2	198.1	720.1	751.9	544.1
Purchase obligations	8,899.8	521.0	1,168.6	1,385.5	5,824.7

Total	11,114.0	719.1	1,888.7	2,137.4	6,368.8

U.S. GAAP Reconciliation

          The Company prepares its consolidated financial statements in accordance with the Brazilian Corporate Law Method, which differs in significant respects from U.S. GAAP. The differences are described in Note 31 to the Financial Statements. Net loss for 2002 was R$453.5 million under U.S. GAAP, compared with net loss of R$320.0 million under the Brazilian Corporate Law Method. Shareholders’ equity at December 31, 2002 was R$5,435.6 million under U.S. GAAP, compared to R$4,726.1 million under the Corporate Law Method.

          The differences between the Brazilian Corporate Law Method and U.S. GAAP that have the most significant effects on net income and shareholders’ equity are the treatment of capitalized interest, the rules regarding indexation of property, plant and equipment and the treatment of future pension and health care benefits. In addition, the extraordinary item we recognized in 2002 is classified as a component of operating expense under U.S. GAAP.

Research and Development

          We have a cooperative agreement with the Instituto Tecnológico de Laboratório Central de Pesquisa e Desenvolvimento – LACTEC (“LACTEC”), which provides services, products and technological solutions to the electrical sector and other industries. Centro de Hidráulica e Hidrologia Professor Parigot de Souza – CEHPAR is a division of LACTEC that conducts research focusing primarily on fluid mechanics, hydraulics, hydrology, water resources and energy studies. Another affiliated laboratory, Laboratório de Materiais e Estruturas – LAME (“LAME”) conducts research and development of combustion engines, methods of evaluation of combustibles and automotive components and the analysis of the quality of the gaseous emissions from vehicles.

Item 6. Directors, Senior Management and Employees

          We are managed by:

•	a Board of Directors, which consists of seven or nine members; and

•	a Board of Executive Officers, which in principle consists of eight members

Board of Directors

          The Board of Directors ordinarily meets once every three months and is responsible, among other things, for:

•	establishing our corporate strategy;

•	defining the general orientation of our business; and

•	electing, supervising and monitoring the Board of Executive Officers.

          The members of the Board of Directors are elected to serve for two-year terms and may be reelected. Of the nine members of the Board of Directors:

•	eight are elected by the holders of the Common Shares; and

•	one is elected by our employees.

          Members of our Board of Directors elected by the non-controlling shareholders will have the right to veto the choice of the independent accountant of the controlling shareholder.

          The State of Paraná and BNDES Participacões S.A. – BNDESPAR (“BNDESPAR”), with the intervention of the Company and Paraná Investimentos, S.A., are parties to a shareholders’ agreement dated December 22, 1998, as amended on March 29, 2001 (the “Shareholders’ Agreement”). BNDESPAR is a wholly-owned subsidiary of BNDES. Under the Shareholders’ Agreement, the parties agree to exercise their voting rights so that:

•	the State of Paraná appoints 6 members to the Board of Directors; and

•	BNDESPAR appoints 2 members to the Board of Directors.

          In addition, Brazilian law states that each minority shareholder that holds either (i) preferred shares representing at least 10% of our total share capital, or (ii) Common Shares representing at least 15% of our voting capital, has the right to appoint one member and an alternate to our Board of Directors. If no common or preferred shareholder meets the thresholds described above, shareholders holding preferred shares or Common Shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our Board of Directors. Until 2005, a director appointed by the preferred shareholders as a group, or collectively with the common shareholders, is to be chosen from a list of three names drawn up by the controlling shareholder.

          The terms of the current members of the Board of Directors expire in 2005. The current members are as follows:

Name	Position	Since

Ary Veloso Queiroz	Chairman	2003
Paulo Cruz Pimentel	Director	2003
Acir Pepes Mezzadri	Director	2003
Luis Antônio Rossafa	Director	2003
Lindsley da Silva Rasca Rodrigues	Director	2003
Roberto Antônio Von Der Osten	Director	2003
Darc Antonio da Luz Costa	Director	2003
Américo Antonio Gaion	Director	2003
Maurício Borges Lemos	Director	2003

          Following are brief biographies of the current members of our Board of Directors:

          Ary Veloso Queiroz. Mr. Queiroz is 65 years old. He received a civil engineering degree from the Federal University of Paraná. Previously, Mr. Queiroz served as the Chief Secretary of State of Urban Development and the Environment and as the Vice Governor of the State of Paraná. Mr. Queiroz was appointed by the State of Paraná.

          Paulo Cruz Pimentel. Mr.Pimentel is 75 years old. He received a law degree from Largo São Francisco College. Previously, Mr. Pimentel served as the Governor of the State of Paraná and as a Federal congressman for two terms of office. Mr.Pimentel was appointed by the State of Paraná.

          Acir Pepes Mezzadri. Mr. Mezzadri is 57 years old. He previously attended the President Kennedy Cenecista Technical Secondary School. Previously, Mr. Mezzadri served as a member of the Legislative Assembly of the State of Paraná. Mr. Mezzadri was appointed by the State of Paraná

          Lindsley da Silva Rasca Rodrigues. Mr. Rodrigues is 44 years old. He received an agronomy degree from the Federal University of Paraná. Previously, he served at the Chief Secretary of State of the Environment of the State of Paraná. He is currently the President of the Environmental Institute of Paraná. Mr. Rodrigues was appointed by the State of Paraná.

          Luiz Antônio Rossafa. Mr. Rossafa is 48 years old. He received a degree in agronomy from Luiz Meneghel Agronomy College in Bandeirantes, Paraná and a master’s degree in Agriculture from UNESP, in São Paulo. Previously, Mr. Rossafa was a director and a teacher at the Agronomy College in Bandeirantes, Paraná. He is currently the President of the Engineering, Architecture and Agronomy Regional Committee of the State of Paraná. Mr. Rossafa was appointed by the State of Paraná.

          Roberto Antonio Von der Osten. Mr.Von der Osten is 50 years old. He received a degree in history from Universidade do Oeste Paulista, in Presidente Prudente, São Paulo. Previously, Mr. Von der Osten was the representative of the State of Paraná in the National Workers Movement (Central Única dos Trabalhadores - CUT). He is currently the President of the National Workers Movement for the State of Paraná. Mr. Rodrigues was appointed by the State of Paraná.

          Darc Antonio da Luz Costa. Mr. Costa is 55 years old. He received a degree in engineering from Pontifícia Universidade Católica of Rio de Janeiro and a master’s degree and a doctorate in production engineering from Pontifícia Universidade Católica of Rio de Janeiro and the Federal University of Rio de Janeiro, respectively. Mr. Costa is currently a member of the Permanent Body of the Superior War College and also a Coordinator of the Strategic Studies Center of the Superior War College. Mr. Costa was appointed by BNDESPAR.

          Maurício Borges Lemos. Mr. Lemos is 52 years old. He received a degree in economics from the Federal University of Minas Gerais and a master’s degree and a doctorate in economics from the State University of Campinas. Previously, Mr. Lemos served as the Municipal Secretary of Planning and General Coordination for the municipality of Belo Horizonte in Minas Gerais. Mr. Lemos was appointed by BNDESPAR.

          Américo Antônio Gaion. Mr. Gaion is 38 years old. He received a degree in economics from the State University of Londrina in Paraná and completed a post-graduate course in total quality and re-administration from Universidade Paranaense in Umuarama, Paraná. Mr. Gaion was elected by Copel’s employees.

Board of Executive Officers

          Copel’s Board of Executive Officers meets weekly and is responsible for its day-to-day management. Each Executive Officer also has individual responsibilities established by our by-laws.

          The Board of Executive Officers ordinarily consists of eight members. Currently there are six Executive Officers, two of whom cumulate functions. The Executive Officers are elected by the Board of Directors for three-year terms but may be removed by the Board of Directors at any time. Under the Shareholders’ Agreement, BNDESPAR has the right to indicate one member to the Board of Executive Officers. The terms of the current members of the Board of Executive Officers expire in 2006. The current members are as follows:

Name	Position	Since

Paulo Cruz Pimentel	Chief Executive Officer	2003
Ronald Thadeu Ravedutti	Chief Financial Officer and Chief	2003
	Investor Relations Officer
José Ivan Morozowski	Chief Marketing Officer	2003
Rubens Ghilardi	Chief Planning Officer	2003
Gilberto Serpa Griebler	Chief Administrative Officer and Chief	2003
	Officer of Corporate Partnerships
Assis Corrêa	Chief Officer of Institutional Relations	2003

          Following are brief biographies of the current members of our Board of Executive Officers.

          Paulo Cruz Pimentel. Mr. Pimentel is 75 years old. He received a degree in law from the University of São Paulo Law School. Previously, Mr. Pimentel served as the Governor of the State of Paraná and as a Representative at the Brazilian House of Representatives for two terms of office.

          Ronald Thadeu Ravedutti. Mr. Ravedutti is 53 years old. He received a degree in economics from the Social Studies Foundation of Paraná and completed post-graduate courses in utility finance, economics and finance, engineering economics, financial administration and systems analysis. He was the Chief Financial and Market Relations Officer of Copel from April to December 1994.

          José Ivan Morozowski. Mr. Morozowski is 55 years old. He received a degree in electrical engineering and completed post-graduate courses in electric engineering and operation, maintenance and planning of electric systems. Previously, Mr. Morozowski was the Chief Operations Officer of Copel.

          Rubens Ghilardi. Mr. Ghilardi is 63 years old. He received degrees in economics from the Economics College of Paraná and in business administration from the Economics and Business Administration College of Pontifícia Universidade Católica of Paraná. Previously, Mr. Ghilardi was the Chief Financial Officer of Itaipu Binacional and the Chief Financial Officer of Copel.

          Gilberto Serpa Griebeler. Mr. Griebeler is 57 years old. He received a degree in economics and business administration from the Federal University of Paraná. Previously, Mr. Griebeler was the Chief Financial Officer of Copel.

          Assis Corrêa. Mr. Corrêa is 57 years old. He received a degree in law from Pontifícia Universidade Católica do Paraná. Mr. Corrêa has been working as a lawyer in commercial, civil and administrative law for thirty years.

Audit Committee

          We have a permanent Audit Committee, which generally meets every three months. The Audit Committee consists of five members and five alternates (deputy members) elected by the shareholders at the annual meeting for one-year terms. The Audit Committee, which is independent of the management and of the external auditors of Copel, is responsible for:

•	reviewing Copel’s financial statements and reporting on them to the shareholders;

•	issuing special reports on proposed changes in capitalization, corporate budgets and proposed dividend distributions and any corporate reorganization; and

•	in general, supervising the activities of Copel’s management and reporting on them to the shareholders.

          The current members and alternate members of the Audit Committee, whose terms expire in 2004, are as follows:

Name	Since

Paulo Roberto Trompezynski	2003
Maurílio Leopoldo Schmidt	2003
Elzio Batista Machado	2003
Ernesto Rubens Gelbcke	2001
Ariovaldo dos Santos	2003

Alternates

Nelson Pessuti	2003
Moacir José Soares	2003
Antonio Rycheta Arten	2003
Marcos de Bem Guazelli	2003
Nilson Zattoni	2003

Compensation of Directors and Officers

          For the year ended December 31, 2002, the aggregate amount of compensation paid by Copel to all directors and executive officers was approximately R$3.7 million, as approved by Copel’s General Shareholders’ Meeting held on April 30, 2002. This amount was paid in monthly installments and approximately 11% of it represents compensation under our profit-sharing plan for 2001.

Employees

          At year-end 2002, we had 5,857 employees (one employee per 514 customers), compared to 5,854 employees (one per 502 customers) at year-end 2001 and 6,148 (one per 461 customers) at year-end 2000. In addition to our employees, throughout 2002 we had an average of approximately 1,696 third-party employees performing services.

          The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,

Area	2002	2001	2000

Generation	801	802	727
Transmission	780	773	782
Distribution	4,015	4,024	4,151
Telecommunications	236	233	195
Corporation staff and research and development	25	22	293

Total	5,857	5,854	6,148

          Virtually all our employees are covered by union agreements that we renegotiate annually with the unions that represent the various employee groups. In 2002, we negotiated and signed a revision of labor agreements with unions representing all the employee groups, effective October 1, 2002, with one-year terms. We agreed to readjust the salaries by 6% in October 2002, and by 3% in March 2003.

          We provide a number of benefits to our employees. The most significant is the sponsorship of Fundação COPEL de Previdência e Assistência Social (“Fundação COPEL”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2002, approximately 98% of our employees had elected to participate in a flexible defined contribution plan.

          In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement with an employee committee. Our employees are entitled to participate in profits in years in which our ratio of net profits to shareholders’ equity is at least 6% and certain performance criteria are met. Due to our financial losses in 2002, employees did not participate in any profit-sharing. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

Share Ownership

          As of April 30, 2003, our directors and senior managers as a group owned, directly or indirectly, less than 1% of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

          Since 1954, the State of Paraná has owned the majority of our Common Shares and exercised control over Copel. In 1996, Paraná Investimentos, a company controlled by the State of Paraná, issued debentures to BNDESPAR, which exchanged the debentures for Common Shares held by Paraná Investimentos. At December 31, 2002, the State of Paraná directly owned 58.6% of the Common Shares, and BNDESPAR owned directly and indirectly 26.4% of the Common Shares.

          The following table sets forth certain information regarding the ownership of COPEL’s Common Shares at April 30, 2003.

	Common Shares

	(in millions)	(% of total)
Shareholder
State of Paraná	85,028	58.6
BNDESPAR	38,299	26.4
ELETROBRAS	1,531	1.1
All directors and officers as a group	0	0.0

          None of our major shareholders have voting rights that differ from other holders of Common Shares.

          At March 31, 2003, 2.3% of the Common Shares and 4.3% of the Class B Shares were held by 71 holders registered with the Companhia Brasileira de Liquidação e Custódia, known as “CBLC” as resident in the United States. At the same date, the ADSs represented 37.2% of the Class B Shares and 17.6% of the total shares.

Shareholders’ Agreement

          Under the Shareholders’ Agreement, the State of Paraná cannot approve, without BNDESPAR’s prior authorization, the following matters:

•	amendment to our by-laws;

•	reduction or increase of our capital stock;

•	change in our corporate purpose;

•	creation of a new class of preferred shares of Copel;

•	issuance of securities convertible into shares of Copel or call options for Copel’s shares;

•	grouping or split of shares issued;

•	reserves, funds or accounting provisions that affect the rights and interests of minority shareholders;

•	cessation of corporate liquidation;

•	merger, amalgamation, spin-off, transformation, transfer or acquisition of interests in other companies;

•	incorporation of wholly-owned subsidiaries;

•	adoption of policy with respect to minority shareholders in the case of merger, amalgamation, split-off and transfer of control in Copel; and

•	reduction in mandatory dividend.

          The Shareholders’ Agreement will remain in effect until BNDESPAR ceases to be a shareholder of Copel or until December 22, 2018, whichever occurs first.

          Privatization and Option Agreement

          In December 1998, the Paraná state legislature passed a law authorizing our corporate restructuring and the sale of the State of Paraná’s interest in Copel. Late in 2001, the privatization process was indefinitely postponed due to a variety of circumstances, including market conditions, economic uncertainties brought on by the September 11, 2001 terrorist attacks in the United States, the Argentine economic crisis and recent legal challenges to proposed privatizations in the State of Paraná. During the recent elections in the State of Paraná, a new governor was elected and took office in January 2003. The new administration has indicated that it will no longer pursue the longstanding privatization initiative.

          However, if the privatization does occur in the future, the process will be shaped by the terms of an option agreement entered into under the Shareholders’ Agreement, dated December 22, 1998, as amended on March 29, 2001 (the “Option Agreement”), between the State of Paraná and BNDESPAR, with Copel and Paraná Investimentos as intervening parties. Under the Option Agreement, if our privatization had occurred by September 30, 2002, the State of Paraná had the right to buy all Common Shares then held by BNDESPAR for the sole purpose of including them in our privatization process. BNDESPAR is no longer obligated to sell its Common Shares to the State of Paraná as part of the privatization process. However, if the privatization occurs at any time in the future, BNDESPAR will have the right to require the inclusion of its Common Shares in the controlling stake to be sold or to sell its Common Shares in one or more lots to third parties, to the extent permitted by the Shareholders’Agreement.

RELATED PARTY TRANSACTIONS

          In addition to the purchase of electricity for resale from Itaipu and the sale of electricity to the State of Paraná, we have entered into a variety of related party transactions. One of our significant assets is a receivable from the State of Paraná under the CRC Account Agreement in the amount of R$909.4 million at December 31, 2002. The receivable bears interest at an annual rate of 6.65% and adjusted in accordance with the IGP-DI inflation index. See “Item 5. Operating and Financial Review and Prospects—Overview—Impact of CRC Account.”

          We have also provided loans totaling R$36.6 million to Foz do Chopim Energética Ltda. and Compagás. The loan to Foz do Chopim Energética Ltda. will be repaid in 85 monthly installments and is subjected to interest of 6.3% per year plus the variation of the Brazilian Long-Term Interest Rate. The first installment was paid on February 20, 2002. The loan to Compagás is being repaid in 48 monthly installments and is subject to interest of 7.5% per year plus the Brazilian Long-Term Interest Rate. The first installment was paid on July 3, 2001. See Note 15 of the Financial Statements. We have also made investments totaling R$250 million in Compagás, Foz do Chopim Energética Ltda., Sercomtel and Dona Francisca Energética. See Note 12 of the Financial Statements.

          We currently have foreign currency and real-denominated loans from Eletrobrás for the expansion of generation, transmission and distribution systems. Amortization started on June 30, 1996 and will end in August 2021. Interest of 6.5% annually and principal are due on a monthly basis updated by the Eletrobrás financing rate. The foreign currency portion is subject to interest of 0.8125% over the six-month LIBOR rate. A portion of our revenues secures these loans, in case of default.

Item 8. Financial Information.

          See Item 18. “Financial Statements” and pages F-1 through F-61.

LEGAL PROCEEDINGS

          We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. The Financial Statements only include reserves for probable and reasonably estimatable losses and expenses we may incur in connection with pending litigation. At December 31, 2002, the reserves for contingencies were R$392.0 million, which we believe to be sufficient to meet probable and reasonably estimatable losses in the event of unfavorable rulings relating to the legal proceedings in which we are a party, but we cannot assure you that the reserves will be sufficient.

          We are the defendant in several labor lawsuits relating to claims for additional compensation for overtime, dangerous work conditions, relocation, and other matters. We have provisioned R$78.3 million to cover a probable loss related to these lawsuits.

          We are also the defendant in several lawsuits brought by industrial customers alleging that increases in electricity tariffs during a price freeze imposed by the Brazilian government from March through November 1986 (the “Cruzado Period”) were illegal. We had officially decided on the increases before the freeze took effect, but the relevant publication did not appear until after the effective date of the freeze. The plaintiffs further allege that all our tariff increases after the Cruzado Period were illegal in part because they included the Cruzado Period increases in the amounts that served as the basis for calculating the further increases. We are actively contesting all the claims that have been brought regarding these rate increases. Some of the cases have been decided in our favor at the trial court level, and some have been decided in favor of the customers. We have contested all the cases that have been decided in favor of the customers, and there have not as yet been any judgments on appeal. There has, however, been a judgment in an appellate proceeding involving two other utility companies in which the Superior Tribunal of Justice ruled that the plaintiffs had no right to reimbursement for tariff increases introduced after the Cruzado Period.

          If those of our industrial customers during the Cruzado Period that have brought suit against us receive favorable judgments with respect to the tariff increases during the Cruzado Period, we estimate that the relevant aggregate liability would be approximately R$18.4 million. In the unlikely event that all our industrial customers during the Cruzado Period were to bring suit against us and be successful in their claims with respect to such tariff increases, we estimate that the aggregate liability would amount approximately R$80.0 million. We have reserved R$15.0 million for these claims. See Note 21(a) to the Financial Statements. We have not sought to quantify our cost if all such customers sued and won favorable judgments regarding tariff increases after the Cruzado Period, but we understand that such judgments could have a material adverse effect on our financial condition and results of operations.

          We are a party to several lawsuits brought by land owners whose land was affected by our transmission and distributions lines. We have provisioned R$53.1 million to cover a probable loss related to these lawsuits.

          We are the defendant in lawsuits filed by four municipalities claiming restitution of amounts which we collected from them on behalf of the Brazilian government in payment of the IUEE (Sole Tax on Electric Energy) and which allegedly have not been refunded to them. We have provisioned R$7.4 million to cover a probable loss related to these lawsuits.

          We are a party to certain lawsuits pursuant to which we are disputing the legality or constitutionality of certain federal taxes and social contributions assessed against us. We believe that none of these taxes and social contributions is due. In 1998, we won our lawsuit challenging our obligations to pay COFINS, a tax to finance social security. Based on a subsequent decision of the Brazilian Supreme Court, which ruled that electric utilities were subject to COFINS, the Brazilian government filed a new lawsuit in order to challenge the decision that released us from the obligation to pay COFINS. We have provisioned R$197.5 million to meet COFINS contributions due from August 1998 through June 2001.

          We also challenged the payment of contributions to the PIS-PASEP Program (Programs for Social Integration and for the Establishment of Public Employee’s Patrimony). The rates and basis for calculation of PIS and PASEP have changed over time, resulting in significant differences in the final amounts due, and we believe that these changes have not been made in accordance with the Brazilian Constitution. In 1999, we benefited from a Federal Decree under which a company may settle disputed federal taxes without fines and charges due to the late payment. Based on this decree, we settled these taxes and received a portion of the total amount deposited in a judicial escrow account established during the PIS-PASEP action. The remaining balance of R$30.7 million is still being reviewed to determine the amount to be refunded to us.

          We are party to administrative and judicial proceedings pursuant to which we are challenging claims of Social Security authorities that we must pay additional social security contributions for the period between 1991 and 2000. According to these claims we must pay an additional aggregate amount of R$278 million. We have contested all these claims. The contingency was registered in September 2001 and as of December 31, 2002 we had a provision to cover a probable loss related to social security contributions in an amount of R$10 million.

          In April 2003, UEG Araucária Ltda., a special purpose company controlled by El Paso Corporation established to construct a power plant with which we entered into a Capacity Purchase Agreement (the “CPA”), commenced arbitration proceedings against us, seeking R$69.7 million representing amounts billed and unpaid from January through March 2003, but preserving the right to amend its demands. Also in April 2003, Araucária delivered a notice of termination of the CPA alleging that we are in breach of the CPA, demanding, pursuant to the contractual provision governing termination, that we purchase the plant, and claiming that the purchase price, net of any applicable taxes and/or charges, is U.S.$827.4 million, which Araucária contends is the discounted present value of the capacity payments. We are vigorously contesting Araucária’s claims, based on a variety of arguments. In June 2003, we initiated a lawsuit against Araucária in Brazil seeking the invalidation of the arbitration provision contained in the CPA. On June 3, 2003, we were granted a preliminary injunction by the court ordering Araucária to suspend the arbitration proceedings commenced against us. Araucária appealed this decision and the parties are now awaiting a decision on Araucária’s appeal. For a more detailed description of the situation involving Araucária, see Item 4 “Information on the Company—The Company—Business—Purchases”.

          In February 2003, the government of the State of Paraná cancelled value-added (ICMS) tax credits worth R$45 million that our subsidiary Copel Distribuição had purchased from a third party in December 2002 for R$39.0 million, under the allegation that they were not valid tax credits under applicable law. As a result of this cancellation, Copel Distribuição has been notified to pay uncollected taxes in the amount of R$45.0 million. We believe that these tax credits are valid under applicable law and therefore presented a defense arguing that we have the right to use them in payment of our ICMS taxes. As of December 31, 2002, we had a provision to cover a possible loss related to these taxes in an amount of R$24.7 million.

DIVIDEND PAYMENTS

          In accordance with our by-laws and the Brazilian Corporate Law, we regularly pay annual dividends for each fiscal year within 60 days after the declaration at the annual shareholders’ meeting. To the extent amounts are available for distribution, we are required to distribute as dividends an aggregate amount (the “Mandatory Dividend”) equal to at least 25% of Adjusted Net Profit (as hereinafter defined). Dividends are allocated pursuant to the formula described in “—Dividend Priority of Class A Shares and Class B Shares” below. Under the Brazilian Corporate Law, we are not permitted to suspend the Mandatory Dividend payable with respect to the Common Shares, to the Class A Shares and to the Class B Shares for any year. Brazilian law permits, however, a company to suspend the payment of all dividends if the Board of Directors and the Audit Committee report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of the company. We are not subject to any contractual limitations on its ability to pay dividends.

          Calculation of Adjusted Net Profit

          Dividends with respect to a fiscal year are payable from (1) retained earnings from prior periods and (2) after-tax income for such period less required allocation to legal and other reserves (as described below) (“Adjusted Net Profit”).

          In accordance with Brazilian Corporate Law, we must maintain a legal reserve, to which we must allocate a minimum 5% of our net profits for each fiscal year until such reserve reaches an amount equal to 20% of its capital stock (calculated in accordance with the Brazilian Corporate Law). At December 31, 2002, our legal reserve was R$157.4 million, or approximately 5.43% of our capital stock at that date.

          In addition to deducting amounts for the legal reserve, under the Brazilian Corporate Law net profit may also be adjusted by deducting amounts allocated to two other reserves. One is a contingency reserve against future losses. The other is a reserve for specified categories of earnings that are required to be recognized currently, but that will be realized in subsequent periods. These reserves may only be established if they are proposed by the Board of Directors or Board of Executive Officers at a shareholders’ meeting and a resolution creating such reserves is adopted at that shareholders’ meeting.

          The amounts available for distribution are determined on the basis of the Statutory Financial Statements prepared using the method required by the Brazilian Corporate Law, which differ from financial statements, such as the Financial Statements included herein.

          Dividend Priority of Class A Shares and Class B Shares

          According to our by-laws, Class A Shares and Class B Shares are entitled to receive annual, non-cumulative minimum dividends. Class A Shares have a dividend priority over the Class B Shares, and Class B Shares have a dividend priority over the Common Shares. To the extent funds are available therefore, dividends are to be paid in the following order:

•	first, the Class A Shareholders have the right to receive a minimum dividend equal to 10% of the total share capital represented by the Class A Shares outstanding as at the end of the fiscal year in respect of which the dividends have been declared;

•	second, to the extent there are additional amounts to be distributed after all amounts allocated to the Class A Shares have been paid, the Class B Shareholders have the right to receive a minimum dividend per share equal to (1) the Mandatory Dividend divided by (2) the total number of shares of capital stock outstanding as at the end of the fiscal year in respect of which the dividends have been declared; and

•	third, to the extent that there are additional amounts to be distributed after all amounts allocated to the Class A Shares and the Class B Shares have been paid, the Common Shareholders have the right to receive an amount per share equal to (1) the Mandatory Dividend divided by (2) the total number of shares of capital stock outstanding as at the end of the fiscal year in respect of which dividends have been declared.

          To the extent that there are additional amounts to be distributed after all amounts described in the preceding sentence have been paid, and to the extent neither the Class A Shareholders nor the Class B Shareholders have the right to receive dividends in an amount per share at least 10% higher than the amount per share paid to the holders of Common Shares, under the Brazilian Corporate Law, we must pay dividends per share equally to the Class B Shareholders and Common Shares up to the amount per share paid to the Class A Shareholders (as described in the first clause above). Any remaining amount to be distributed will be divided equally among all our shareholders of capital stock.

          Payment of Dividends

          We are required to hold an annual shareholders’ meeting by April 30 of each year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of the Board of Executive Officers, as approved by the Board of Directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian law, we must pay dividends within 60 days following the date of the shareholders meeting that declared the dividends to shareholders of record on such shareholders’ meeting. A shareholders’ resolution may set forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. We are not required to adjust the amount of paid-in capital for inflation for the period from the end of the last fiscal year to the date of declaration or to adjust the amount of the dividend for inflation for the period from the end of the relevant fiscal year to the payment date. Consequently, the amount, in real terms, of dividends paid to holders of Class B Shares may be substantially reduced due to inflation.

          Pursuant to Brazilian law, we may pay interest on capital in lieu of dividends as an alternative form of making distributions to shareholders. We may treat a payment of interest on capital as a deductible expense for tax purposes, provided that it does not exceed the lesser of:

•	the product of (1) TJLP, a certain long-term interest rate determined by the Central Bank, multiplied by (2) total shareholders’ equity (determined in accordance with the Brazilian Corporate Law), less certain deductions prescribed by the Brazilian Corporate Law; and

•	the greater of (1) 50% of current net income (after the deduction of social contribution on profits (CSLL) and before taking such distributions and any deductions for corporate income tax) for the year in respect of which the payment is made or (2) 50% of retained earnings and profit reserves for the year prior to the year in respect of which the payment is made.

          Shareholders who are not residents of Brazil must register with the Central Bank in order for dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted in foreign currency outside of Brazil. The Class B Shares underlying the ADSs are held in Brazil by the Custodian, as agent for the Depositary, which is the registered owner of our shares.

          Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADRs. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted.

Item 9. The Offer and Listing

          The principal trading market for the Class B Shares is the Bolsa de Valores de São Paulo (the “São Paulo Stock Exchange” or “BOVESPA”). At December 31, 2002, we had approximately 3,500 shareholders of Class B Shares.

          The following table sets forth the reported high and low closing sale prices for the Class B Shares on the São Paulo Stock Exchange for the periods indicated.

	Price per 1,000 Class B Shares

	High	Low

	(R$)
1999	17.50	5.25
2000	18.45	12.30
2001	19.79	12.49
1st Quarter	19.79	14.32
2nd Quarter	17.76	13.97
3rd Quarter	18.72	12.77
4th Quarter	16.95	12.49
2002	18.91	7.15
1st Quarter	18.91	14.60
2nd Quarter	18.90	11.00
3rd Quarter	12.01	7.15
4th Quarter	10.40	7.21
December	10.40	7.27
2003	10.70	7.31
1st Quarter	10.16	7.31
January	10.16	8.36
February	8.50	7.31
March	8.76	8.10
2nd Quarter	10.70	8.44
April	9.70	8.44
May	10.70	9.15

          In the United States, the Class B Shares trade in the form of ADSs, each representing 1,000 Class B Shares, issued by The Bank of New York, as depositary (the “Depositary”) pursuant to a Deposit Agreement (the “Deposit Agreement”) among Copel, the Depositary and the registered holders and beneficial owners from time to time of the ADRs. The ADSs trade under the symbol ELP. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

	U.S. dollars per ADSs

	High	Low

	(U.S.$)
1999	9.25	3.56
2000	10.00	6.80
2001	10.65	4.71
1st Quarter	10.65	7.67
2nd Quarter	8.70	6.31
3rd Quarter	8.15	4.80
4th Quarter	7.85	4.71
2002	8.45	1.84
1st Quarter	8.25	6.10
2nd Quarter	8.45	3.75
3rd Quarter	4.19	1.92
4th Quarter	3.11	1.84
December	3.11	1.90
2003	3.24	2.03
1st Quarter	3.15	2.03
January	3.15	2.31
February	2.43	2.03
March	2.58	2.29
2nd Quarter	3.71	2.55
April	3.24	2.55
May	3.71	3.01

          On June 19, 2002, shares of the Company were listed through Latibex, which is part of The Madrid Stock Exchange. Latibex is a Euro-based market for Latin American securities. The shares trade under the symbol XCOP. The following table sets forth the reported high and low closing sales prices for shares on the Latibex for the period indicated.

	Euros per Shares

	High	Low

	(€$)
2002	5.13	1.88
2nd Quarter	5.13	3.97
3rd Quarter	4.32	1.88
4th Quarter	2.82	1.92
December	2.82	1.92
2003	2.95	1.86
1st Quarter	2.95	1.86
January	2.95	2.09
February	2.28	1.86
March	2.40	2.04
2nd Quarter	3.03	2.32
April	3.03	2.32
May	3.29	2.72

Trading on the Brazilian Stock Exchanges

          Brazil used to have nine stock exchanges, of which the BOVESPA and the Rio de Janeiro Stock Exchange were the most significant. In 2000, the Brazilian stock exchanges were reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Pursuant to the memoranda, all securities are now traded on BOVESPA with the exception of electronically traded public debt securities and privatization auctions, which are carried out at the Rio de Janeiro Stock Exchange. In

2002, BOVESPA accounted for 100% of the trading value of equity securities on all Brazilian stock exchanges.

          Each Brazilian stock exchange is a nonprofit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized non-members. The BOVESPA has two open outcry trading sessions each day, from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m. Brazil local time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m. Brazil local time to closely mirror the New York Stock Exchange trading hours. Trading is also conducted from 11:00 a.m. to 6:00 p.m., or from 10 a.m. to 5 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system, which links electronically with the seven smaller regional exchanges.

          The BOVESPA also permits trading from 6:15 p.m. to 7:30 p.m., or from 5:45 p.m. to 7 p.m. during daylight savings time in the United States, on an online system connected to traditional and internet brokers called the “After Market”. All stocks traded during the regular trading session of the day may be traded on the After Market. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares traded through Internet brokers. There are no specialists or market makers for the Registrant’s shares on the BOVESPA.

          In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

          Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Delivery and payment for shares are made through the facilities of the clearinghouse, or CBLC, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

          The BOVESPA is relatively small and illiquid compared to major world markets. At May 9, 2003, the aggregate market capitalization of the 391 companies listed on the BOVESPA was approximately U.S.$160.2 million and the ten largest companies listed on the BOVESPA represented approximately 46.8% of the total market capitalization of all listed companies. Although all the outstanding shares of a company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

          In 2002, the daily trading volume on the BOVESPA averaged approximately R$558.1 million. In 2002, the ten most actively traded issues represented approximately 56.5% of the total trading in the cash market on the BOVESPA.

          Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a “non Brazilian holder”) of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

          With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the Brazilian securities commission. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See Item 10. “Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

          Regulation of Brazilian Securities Markets

          The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and the Brazilian Corporate Law, each as amended and supplemented, and by regulations issued by the Brazilian securities commission, which has regulatory authority over the stock exchanges and securities markets generally, the National Monetary Council, and by the Central Bank, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges. Nevertheless, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets.

          Under the Brazilian Corporate Law, a company is either public (companhia aberta), such as we are, or closely held (companhia fechada). All public companies, including us, are registered with the Brazilian securities commission and are subject to reporting requirements. A company registered with the Brazilian securities commission may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Our Class B Shares are listed and traded on the BOVESPA and may be traded privately subject to some limitations.

          To be listed on a Brazilian stock exchange a company must apply for registration with the Brazilian securities commission and the stock exchange where the head office of the company is located.

          We have the option to ask that trading in our securities on the BOVESPA be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the BOVESPA or the Brazilian securities commission, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the Brazilian securities commission or the BOVESPA.

          The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the Brazilian securities commission serves as intermediary. No special application, other than registration with the Brazilian securities commission, is necessary for securities of a public company to be traded in this market. The Brazilian securities commission requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

          Trading on the BOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the Class B Shares underlying the ADSs must, on behalf of the depositary for the ADSs, obtain registration from the Central Bank of Brazil to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges ADSs for Class B Shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the Class B Shares, or distributions relating to the Class B Shares, unless the holder obtains a new registration. See Item 10. “Additional Information—Memorandum and Articles of Association—Form and Transfer.”

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

          Except as described in this section and in “Item 8. Financial Information – Dividend Payments,” all relevant information relating to our memorandum and articles of association are described on Section “Description of Capital Stock” of its Registration Statement pursuant to Rule 424(b)(1) filed with the Securities and Exchange Commission on July 31, 1997 (File No. 333-7148), which is incorporated by reference.

Organization

          We are a publicly-traded company duly registered with the Brazilian securities commission under No. 1431-1. According to Article 1 of our by-laws, our objectives and purposes are:

•	researching and studying, technically and economically, any sources of energy;

•	researching, studying, planning, constructing, and developing the production, transformation, transportation, storage, distribution, and trade of energy in any of its forms, chiefly electric power, as well as fuels and energy raw materials;

•	studying, planning, designing, constructing, and operating dams and their reservoirs, as well as other undertakings for multiple uses of water resources;

•	providing information and technical assistance concerning the rational use of energy by business undertakings with the aim of implementing and developing economic activities deemed relevant for the development of the State of Paraná; and

•	implementing electronic data transmission, electronic communications, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná.

          Except as described in this section, our by-laws do not contain provisions addressing the duties, authority, or liabilities of directors and senior management, which are instead established by Brazilian Corporate Law.

Qualification of Directors

          Brazilian Corporate Law provides that only shareholders of a company may be appointed to its board of directors, although there is no minimum share ownership requirement for qualification as a director. Our by-laws also require that each director be a Brazilian citizen and reside in Brazil.

Shareholders’ Meetings

          We convene shareholders’ meetings by publishing a notice in Diário Oficial do Estado – PR, O Estado do Paraná and Folha de São Paulo. The notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. All other information described on items “Voting Rights of Class A Shares and Class B Shares” and “Shareholders’ Meeting” of Section “Description of Capital Stock” of its Registration Statement pursuant to Rule 424(b)(1) filed with the Securities and Exchange Commission on July 31, 1997 (File No. 333-7148) is incorporated herein by reference.

Right of Redemption

          Brazilian Corporate Law provides that under certain circumstances a shareholder has the right to redeem its equity interest from a company and to receive a payment for the portion of shareholder’s equity attributable to his or her equity interest. This right of withdrawal may be exercised:

•	by a dissenting holder of the adversely affected class of shares (including any holder of Class B Shares) in the event that a majority of all outstanding Common Shares authorizes:

•	the creation of preferred shares or an increase in an existing class of preferred shares relative to the other class of shares, except if already set forth under or authorized by our by-laws;

•	the modification of a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares; or

•	the creation of a new class of preferred shares with greater privileges than the existing class of preferred shares;

•	by a dissenting shareholder (including any holder of Class B Shares) in the event that a majority of all outstanding Common Shares authorizes:

•	a reduction in the mandatory distribution of dividends;

•	a change in our corporate purpose;

•	a split up, subject to the conditions set forth in the Brazilian Corporate Law; or

•	a transformation of us into another type of company;

•	by a dissenting or non-voting holder of Common Shares or Class A Shares, in the event that a majority of all outstanding shares authorizes:

•	the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporate Law;

•	a transfer of all of our share capital to another company, making the Company a wholly-owned subsidiary of such company, known as an “incorporação de ações”;

•	a merger or consolidation (“incorporação”); or

•	our participation in a group of concerns (a “grupo de sociedades”) as defined under the Brazilian Corporate Law.

          Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from our merger, incorporação de ações, or spin-off fails to become a listed company within 120 days of the shareholders’ meeting at which the relevant decision was taken. The dissenting or non-voting shareholders only have a withdrawal right if they held the shares that have been adversely affected at the time of the first call for the shareholders’ meeting in which the relevant decision was made. If a public announcement of the action taken or to be taken was made prior to the call for the shareholders’ meeting, the shareholders’ ownership of shares is based on the date of announcement.

          The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting at which the action is taken, except when the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year). In that case the 30-day term is counted from the date the minutes of the special meeting are published. We are entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize its financial stability.

          In addition, rights of withdrawal connected to our merger or consolidation (“incorporação”) into another company, to our participation in a group of concerns (a “grupo de sociedades”) and to the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporate Law may not be exercised by holders of shares if such shares (1) are liquid, defined as being part of the BOVESPA Index or other stock exchange index (as defined by the CVM), and (2) are widely held, such that the controlling shareholder or companies it controls have less than 50% of our shares. Our Class B Shares are included on the BOVESPA Index.

          In all the situations described above, the shares would be redeemable at their book value, determined on the basis of the last balance sheet approved by shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet of a date within 60 days preceding such shareholders’ meeting.

          Pursuant to the amended Brazilian Corporate Law, each preferred share of a class that is admitted to trading on the Brazilian stock exchanges must have the following rights under the Company’s bylaws:

•	one or both of the following priorities: priority in the receipt of fixed or minimum dividend; and/or priority in the reimbursement of capital, with or without premium; and

•	one of the following rights: right to participate in the distribution of the Mandatory Dividend of 25% of Adjusted Net Profit, pursuant to the following criteria: (i) priority in the receipt of dividends corresponding to at least 3% of the shares’ book value, and (ii) right to participate on the profit distribution with the Common Shares, in equal conditions, after the Common Shares have received dividends as set forth in (i) above; right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of Common Shares; or tag-along right at a price equal to at least 80% of the price paid to the controlling shareholder in case of transfer of control.

          In this sense, although our by-laws does not expressly set forth any of the above mentioned preferences to any of our Class A Shares or Class B Shares, since 1997 we have been paying to our Class

A Shares and Class B Shares dividends 10% higher than the amount per share paid to holders of Common Shares.

          We are required to amend our by-laws in order to expressly reflect these rights, but we have yet not done so. In respect to other mandatory provisions of the amended Brazilian Corporate Law, our by-laws are in full compliance with them and we did not have to make any further amendments to our by-laws.

Liquidation

          In the event of liquidation of the Company, after all creditors have been paid, all shareholders will participate equally and ratably in any remaining residual assets.

Liability of the Shareholders for Further Capital Calls

          Neither Brazilian law nor our by-laws provide for capital calls. The shareholders’ liability is limited to the payment of the issue price of the shares subscribed or acquired.

Conversion Rights

          Our by-laws provide that:

•	Class A Shares may be converted into Class B Shares;

•	Class B Shares cannot be converted into Class A Shares;

•	Class A Shares and Class B Shares cannot be converted into Common Shares; and

•	Common Shares cannot be converted into Class A Shares or Class B Shares.

Form and Transfer

          Our shares are maintained in book-entry form with a transfer agent (the “Transfer Agent”). To make the transfer the Transfer Agent makes an entry in the register, debit the share account of the transferor and credit the share account of the transferee.

          Transfers of shares by a foreign investor are made in the same way and executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by Resolution No. 2,689 of January 26, 2000 of the National Monetary Council (“Resolution 2,689”) as described under “—Exchange Controls” below, the foreign investor must declare the transfer in its electronic registration.

          The shareholders may choose, at their individual discretion, to hold their shares through CBLC. Shares are added to the CBLC system through Brazilian institutions that have clearing accounts with the CBLC. Our shareholder registry indicates which shares are listed on the CBLC system. Each participating shareholder is in turn registered in a register of beneficial shareholders maintained by the CBLC and is treated in the same manner as the other registered shareholders.

Regulation of and Restrictions on Foreign Investors

          Foreign investors face no legal restrictions to hold Common Shares, Class A Shares, Class B Shares or ADSs.

          The ability to convert into foreign currency dividend payments and proceeds from the sale of Class B Shares or preemptive rights and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank. Any foreign investor who registers with the CVM in accordance with Resolution No. 2,689 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction.

          Annex V to Resolution No. 1,289 of the CMN, known as the “Annex V Regulations,” allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADR program is duly registered with the Central Bank and the CVM.

          Our by-laws do not impose any limitation on the rights of Brazilian residents or non-residents to hold our shares and exercise the rights in connection therewith.

Disclosure of Shareholder Ownership

          Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly reached an interest corresponding to 5% or more of any class of shares of a publicly traded company must disclose its share ownership to the Brazilian securities commission and stock exchanges. In addition, a statement containing the required information must be published in the newspapers. Any subsequent increase of 5% or more in ownership of any class of shares must be similarly disclosed. Also, the same obligation applies if any person or group of persons representing the same interest and holding an interest corresponding to 5% or more of any class of shares of a publicly traded company for any reason ceases to hold this participation.

EXCHANGE CONTROLS

          There are no restrictions on ownership of Class A Shares, Class B Shares or Common Shares of the Company by individuals or legal entities domiciled outside Brazil.

          The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itaú S.A. (the “Custodian”), as custodian for the Class B Shares represented by ADSs, or holders who have exchanged ADRs for Class B Shares from converting dividends, distributions or the proceeds from any sale of such Class B Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Class B Shares underlying the ADSs.

          Under Resolution 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. The definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

          To be eligible to invest in the Brazilian financial and capital markets, foreign investors must:

•	appoint at least one representative in Brazil with powers to perform actions relating to foreign investments;

•	complete the appropriate foreign investor registration form;

•	register as a foreign investor with the CVM; and

•	register the foreign investment with the Central Bank.

          Securities and other financial assets held by foreign investors must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

          The Annex V Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program had been approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs who are not resident in a tax haven will be entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.”

          An electronic registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to this electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Class B Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Class B Shares, such holder will be entitled to continue to rely on the Depositary’s electronic registration for five business days after such exchange, following which such holder must seek to obtain its own electronic registration with the Central Bank. Thereafter, any holder of Class B Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Class B Shares, unless such holder obtains his own electronic registration. A holder that obtains an electronic registration may be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.”

          Under current Brazilian legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. The imbalance in Brazil’s balance of payments increased during 1998, and there can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future.

TAXATION

          The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Class B Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class B Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Class B Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Class B Shares or ADSs.

          Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Class B Shares or ADSs. Prospective holders of Class B Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Class B Shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

          The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Class B Shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a “non-Brazilian holder”). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in Class B Shares or ADSs.

          Taxation of Dividends

          Dividends paid by the Company in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Class B Shares underlying ADSs or (ii) to a non-Brazilian holder in respect of Class B Shares will generally not be subject to Brazilian withholding income tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates depending upon the year in which the profits have been obtained. The maximum rate for the five-year period prior to 1996 is 25%. Stock dividends from profits generated before January 1, 1996 are not subject to Brazilian income tax unless, within five years after the distribution, the stock is subsequently redeemed by the Company or the non-Brazilian holder sells the stock in Brazil.

          The only Brazilian tax treaty now in effect that would (if certain conditions are met) reduce the rate of the withholding income tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5% under the circumstances set forth in the treaty.

          Distributions of Interest on Capital

          Brazilian corporations may make payments to shareholders characterized as interest on the capital of the company as an alternative form of making dividend distributions. The rate of interest may not be higher than the Brazilian government’s long-term interest rate (the “TJLP” ) as determined by the Central Bank from time to time (12% per annum for the three-month period starting April 2003). The total amount distributed as interest on capital may not exceed, for tax purposes, the greater of (i) 50% of net income (after the deduction of the social contribution on profits (CSLL) and before taking such distribution and any deductions for corporate income tax) for the year in respect of which the payment is made or (ii) 50% of the sum of retained earnings and profit reserves for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of our board of directors.

          Distributions of interest on capital paid to Brazilian and non-Brazilian holders of Class B Shares, including payments to the Depositary in respect of Class B Shares underlying ADSs, are deductible by the Company for Brazilian corporate income tax purposes. Such payments are subject to Brazilian withholding income tax at the rate of 15%, except for payments to beneficiaries who are exempt from tax in Brazil, which payments are free of Brazilian tax, and except for payments to beneficiaries situated in tax haven jurisdictions (as described below), which payments are subject to tax at a 25% rate.

          No assurance can be given that our Board of Directors will not recommend that future distributions of profits will be made by means of interest on capital instead of by means of dividends.

          Amounts paid as interest on capital (net of applicable withholding income tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our by-laws and the Brazilian Corporate Law. Distributions of interest on capital in respect of the Class B Shares, including distributions to the Depositary in respect of Class B Shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

          Taxation of Gains

          Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs or Class B Shares to another non-Brazilian holder are not subject to Brazilian income tax.

          Gains realized by Brazilian holders on any disposition of Class B Shares in Brazil are generally subject to income tax at the following rates:

•	20%, if the transaction is carried out on any Brazilian stock exchange or on future commodities exchanges; and

•	15% for other transactions.

          Gains realized on any disposition of Class B Shares in Brazil by non-Brazilian holders who are resident in a jurisdiction that under Brazilian law is deemed to be a “tax haven” (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%, or which laws impose restrictions on disclosure of ownership composition or securities ownership) are subject to the same rates applicable to Brazilian holders, as described above.

          Gains realized on sales or disposition of Class B Shares carried out on the Brazilian stock exchange by non-Brazilian holders who are not resident in a “tax haven” jurisdiction are exempt from income taxation, if:

•	the proceeds obtained by the disposition are remitted outside Brazil within five business days of the cancellation of the ADSs which were represented by the shares sold; or

•	the foreign investment in the Class B Shares is registered under Resolution 2,689 of the National Monetary Council.

          Gain on the disposition of Class B Shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—Registered Capital.”

          Gains realized by a non-Brazilian holder upon the redemption of Class B Shares will be treated as gains from the disposition of such Class B Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

          Any exercise of preemptive rights relating to the Class B Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the Class B Shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the Depositary or the investor and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the Depositary or the investor will be subject to the same tax treatment applicable to disposition of Class B Shares.

          The deposit of Class B Shares in exchange for the ADSs may be subject to Brazilian income tax if the amount previously registered with the Central Bank as a foreign investment in Class B Shares is lower than (i) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of the deposit; or (ii) if no Class B Shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Class B Shares were sold during the fifteen preceding trading sessions. In this case, the difference between the amount previously registered and the average price of the Class B Shares, calculated as set forth above, shall be considered a capital gain subject to income tax at a rate of 15% (unless the Class B Shares were held by an investor not resident in a tax haven in accordance with Resolution 2,689, in which case the exchange would be tax-free).

          The withdrawal of Class B Shares in exchange for ADSs is not subject to Brazilian income tax. On receipt of the underlying Class B Shares, a non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below in “—Registered Capital.” If such non-Brazilian holder does not qualify under Resolution 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of Class B Shares.

          Other Brazilian Taxes

          There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Class B Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Class B Shares or ADSs.

          A financial transaction tax (the “IOF tax”) may be imposed on a variety of foreign transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) or vice-versa. The IOF tax rate on such conversions is currently 0% with some specific exceptions, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

          IOF may also be levied on transactions involving bonds or securities (“IOF/Títulos”) even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to Class B Shares and ADSs is currently 0%. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5%.

          In addition to the IOF tax, the temporary contribution on financial transactions (the “CPMF tax”) will be imposed through December 2004 on all fund transfers in connection with financial transactions in

Brazil. For instance, CPMF is imposed when distributions made by the Company in respect of ADSs and Class B Shares are converted into US dollars and remitted abroad by the Custodian. The CPMF tax will be levied at a rate of 0.38% in 2002 and 2003 and a rate of 0.08% in 2004. Liability for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. The President of Brazil has proposed a bill to the Brazilian Congress which, if approved, will convert the CPMF tax into a permanent tax.

          Registered Capital

          Amounts invested in Class B Shares by a non-Brazilian holder who qualifies for benefits under Resolution 2,689 and obtains registration with the CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as “Registered Capital”) allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of, such Class B Shares. The Registered Capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The Registered Capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most Class B Shares were traded on the day of withdrawal or, (ii) if no Class B Shares were traded on that day, the average price on the Brazilian stock exchange on which the most Class B Shares were traded during the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average Commercial Market Rates quoted by the Central Bank on such date or dates.

          A non-Brazilian holder of Class B Shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

          The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Class B Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Class B Shares or ADSs. This summary applies only to purchasers of Class B Shares or ADSs who will hold the Class B Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Class B Shares or ADSs on a mark-to-market basis, and persons holding Class B Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

          Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Class B Shares or ADSs.

          In this discussion, references to ADSs also refer to Class B Shares, and references to a “U.S. holder” are to a holder of an ADS (1) that is a citizen or resident of the United States of America, (2) that is a corporation organized under the laws of the United States of America or any state thereof, or (3) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

          For purposes of the U.S. Internal Revenue Code of 1986, as amended, which we call the “Code,” holders of ADRs will be treated as owners of the Class B Shares represented by such ADRs.

Taxation of Distributions

          A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by us as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian (or by the U.S. holder in the case of a holder of Class B Shares). The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian (or by a U.S. holder in the case of a holder of Class B Shares). If the custodian (or U.S. holder in the case of a holder of Class B Shares) does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Under new rules applicable to dividends received after 2002 and before 2009, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15%. This reduced rate does not apply to dividends paid in respect of certain short-term (less than 60 days) or hedged positions. You should consult your own tax adviser regarding the implications of these new rules in light of your particular circumstances. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

          Distributions out of earnings and profits with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of certain arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

          Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

          Holders of ADSs that are foreign corporations or nonresident alien individuals, which we call “non-U.S. holders,” generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

Taxation of Capital Gains

          Upon the sale or other disposition of an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the ADS and the U.S. holder’s tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss and will be long-term capital gain or loss if the ADS has been held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15 percent. The net long-term capital gain recognized by an individual holder before May 6, 2003 or after December 31, 2008 generally is subject to taxation at a maximum rate of 20%. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

          A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (1) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (2) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

Backup Withholding and Information Reporting

          Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or Class B Shares to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

          A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

DIVIDENDS AND PAYING AGENTS

          Entitlement to dividends arises on the date of acquisition of our shares or ADS. For a description of restrictions related to payments of dividends to foreign investors, see “—Memorandum and Articles of Incorporation—Regulation of and Restrictions on Foreign Investors” and “—Exchange Controls.” The depositary bank will distribute dividends and other distributions to the holders of our ADSs.

DOCUMENTS ON DISPLAY

          We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also read and copy any materials we file with the SEC at the regional office of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois

60661. Since November 4, 2002, we are required to make filings with the SEC by electronic means. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

          We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange rate risk exists to the extent our costs are denominated in currencies other than those in which it earns revenues. Similarly, we are subject to market risk deriving from changes in interest rates which may affect the cost of our financing. We do not use financial instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks since, in the view of management, these risks are not material at present, and we do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

          At December 31, 2002, we had outstanding approximately R$767.8 million of indebtedness denominated in U.S. dollars and in Japanese yens, approximately R$52.4 million of indebtedness indexed to the Japanese Yen and approximately R$277.7 million of indebtedness indexed to a basket of foreign currencies that comprised Deutsche marks, Japanese yen, Dutch guilders, Swiss francs and U.S. dollars. In addition, our payments for purchases of energy from Itaipu and Ande are denominated in U.S. dollars, and the Araucária and Cien agreements are indexed to U.S. dollars (for a more detailed description of these agreements and of the statuses of our relationships with Araucária and Cien, see Item 4 “Information on the Company—The Company—Business—Purchases”). We do not have substantial revenues denominated in any of the above foreign currencies and, due to applicable regulations that require us to keep excess cash on deposit in real-denominated deposits with Brazilian banks, we do not have monetary assets denominated in such currencies. The potential loss to us that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately R$118.4 million (excluding the amounts that may be payable under our long-term energy contracts with Cien and Araucária, because the contracts are in dispute and the amounts are difficult to estimate), primarily due to the increase in our real-denominated financial statements in the principal amount of the foreign currency indebtedness described above (which increase would be reflected as an expense in our income statement). A hypothetical and instantaneous change of 10% in foreign currency exchange rates would result in an additional annual cash outflow of approximately R$84.1 million (also excluding the amounts that may be payable under our long-term energy contracts with Cien and Araucária, for the reasons stated above), reflecting the increased cost in reais of servicing foreign-currency indebtedness and purchasing energy from Itaipu and Ande. The above sensitivity analyses assume a simultaneous unfavorable 20% fluctuation in each of the exchange rates affecting the foreign currencies in which the foreign-currency indebtedness described above, the related interest expense and the expenses relating to purchase of energy described above are denominated.

Interest Rate Risk

          At December 31, 2002, we had outstanding approximately R$2,214.2 million in loans and financing, of which approximately R$487.5 million bore interest at fixed interest rates and approximately R$1,726.7 million bore interest at floating rates of interest (primarily the Taxa de Juros de Longo Prazo, a long-term interest rate reported by the Central Bank). Pursuant to applicable regulations, we invest excess cash primarily in short-term instruments. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held at December 31, 2002, would result in a net additional cash outflow of approximately R$15.1 million. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g. U.S. dollars; currencies in the currency basket). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

Item 12. Description of Securities Other than Equity Securities

          Not applicable

Item 13. Defaults, Dividend Arrearages and Delinquencies

          We are in breach of certain financial covenants under the $150 million 9.75% Notes due 2005, which has resulted in events of default. For a description of these defaults, see Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          None.

Item 15. Controls and Procedures

          Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

          There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16. [Reserved]

Item 17. Not applicable

Item 18. Financial Statements

          Reference is made to pages F-1 through F-61.

Item 19. Exhibits

1.1	Amended and Restated by-laws of the Company dated as of December 26, 2002 (English translation).

2.1	Deposit Agreement dated as of July 29, 1997 (incorporated by reference to our registration statement on Form F-6 filed with the SEC on March 23, 2000 (File No. 333-11692)).

4.1	Deed of Amendment to the Adjustment Agreement of August 4, 1994 between the State of Paraná and Companhia Paranaense de Energia – COPEL (Terceiro Termo Aditivo ao Termo de Ajuste celebrado em 4 de agosto de 1994) (incorporated by reference to our Annual Report on Form 20-F filed on June 29, 2001 (File No. 001-14668))

10.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

          There are omitted from the exhibits filed with or incorporated by reference into this Annual Report certain promissory notes and other instruments and agreements with respect to our long-term debt none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

INDEX OF DEFINED TERMS

Adjusted Net Profit	66
ADRs	ii
ADSs	ii
After Market	71
American Depositary Shares	ii
ANATEL	27
ANEEL	7
Annex V Regulations	77
base interest rate	4
BNDES	18
BNDESPAR	57
BOVESPA	68
Brazilian Corporate Law Method	ii
CBLC	62
CCC Account	39
CETIP	43
CHESF	32
Cien	21
Cien Agreements	21
Class A Shares	ii
Class B Shares	ii
Code	83
Commercial Market	3
Common Shares	ii
Compagás	28
Company	ii
Concessions Law	33
Conta de Desenvolvimento Energético – CDE	40
Copel	ii
CPA	20
CPMF tax	81
CRC Account	40
CRC Account Agreement	45
Cruzado Period	64
Custodian	77
Deposit Agreement	70
Depositary	70
dollars	ii
Eletronorte	32
Eletronuclear	32
Eletrosul	32
ERM	41
ESCO	29
Evaluation Date	93
Federal Government	12
Financial Statements	ii
Floating Market	3
Fundação COPEL	61
Furnas	23
Group A Customers	26
Group B Customers	26
GW	ii
GWh	ii
ICMS Tax	48
IOF tax	81
IOF/Títulos	81
IPP	30
kV	ii
kW	ii
kWh	ii
LACTEC	56
LAME	56
Low Income Residential Customer	38
Main Transmission Grid	22
Mandatory Dividend	66
MW	ii
MWh	ii
non Brazilian holder	71
non-Brazilian holder	79
non-U.S. holders	83
Notes	55
ONDA	28
ONS	90
Option Agreement	63
Power Industry Law	33
R$	ii
reais	ii
real	ii
Registered Capital	82
Resolution 2,689	76
RGR Fund	39
Sanepar	28
São Paulo Stock Exchange	68
Sercomtel	28
Shareholders’ Agreement	57
tax haven	80
the Company	89
TJLP	79
Tradener	29
Transfer Agent	76

U.S. dollars	ii
U.S. GAAP	ii
U.S. holder	82
U.S.$	ii
UBP Fund	39
Unregulated Customers	30
us	ii
we	ii

TECHNICAL GLOSSARY

          Average Tariff or Rate: Total sales revenue divided by total megawatt hours (MWh) sold for each relevant period, including in the case of the Company, unbilled electricity. Total sales revenue, for the purpose of computing average tariff or rate, includes both gross billings before deducting value-added tax and unbilled electricity sales upon which such taxes have not yet accrued.

          Capacity Charge: A charge for sales of energy that is based on the amount of firm capacity contracted by a customer and that is independent of the amount of energy actually consumed by that customer.

          Distribution: the transfer of electricity from the transmission lines at grid supply points and its delivery to customers through distribution lines at voltages between 13.8 kV and 44 kV.

          Distributor: An entity supplying electrical energy to a group of customers by means of a distribution network.

          Energy Charge: A charge for sales of energy to a customer that is dependent upon the amount of energy actually consumed by that customer.

          Final Customer: A party that uses electricity for its own needs.

          Firm Capacity: The level of electricity which COPEL can deliver from a specified power plant with a 95.0% degree of certainty, determined in accordance with certain prescribed statistical models.

          Generating Unit: An electric generator together with the turbine or other device that drives it.

          Gigawatt (GW): one billion watts.

          Gigawatt hour (GWh): One gigawatt of power supplied or demanded for one hour, or one billion watt hours.

          High Voltage: A class of nominal system voltages equal to or greater than 100,000 volts and less than 230,000 volts.

          Hydroelectric Plant: A generating unit that uses water power to drive the electric generator.

          Installed Capacity: The level of electricity which can be delivered from a particular generating unit on a full-load continuous basis under specified conditions as designated by the manufacturer.

          Interconnected Power System: Systems or networks for the transmission of energy, connected together by means of one or more links (lines and/or transformers).

          Interconnected Power System—South/Southeast: The Interconnected Power System that links the distribution and transmission lines of the South, Southeast and Midwest.

          IPP: Independent Power Producer, a legal entity or consortium holding a concession or authorization for power generation for sale for its own account to public utility concessionaires or Unregulated Customers.

          Itaipu: Itaipu Binacional, a hydroelectric facility owned equally by Brazil and Paraguay.

          kilovolt (kV): one thousand volts.

          kilowatt (kW): one thousand watts.

          kilowatt hour (kWh): One kilowatt of power supplied or demanded for one hour, or one thousand watt hours.

          Megawatt (MW): one million watts.

          Megawatt hour (MWh): One megawatt of power supplied or demanded for one hour, or one million watt hours.

          Megavolt Ampère (MVA): One thousand volt ampères.

          ONS: Operator Nacional do Sistema, an entity responsible for operational planning, administration of generation and transmission and planning of transmission investments in the electricity sector.

          Self-producer: an electric-intensive user that holds a concession, permission or authorization to produce energy for its own consumption.

          South Region: The States of Paraná, Rio Grande do Sul and Santa Catarina.

          Southeast Region: The States of São Paulo, Rio de Janeiro, Minas Gerais and Espírito Santo.

          State of Paraná: The Brazilian State of Paraná.

          Substation: An assemblage of equipment which switches and/or changes or regulates the voltage of electricity in a transmission and distribution system.

          Thermoelectric Plant: A generating unit which uses combustible fuel, such as coal, oil, diesel natural gas or other hydrocarbon as the source of energy to drive the electric generator.

          Transmission: The bulk transfer of electricity from generating facilities to the distribution system at load center station by means of the transmission grid (in lines with capacity between 69 kV and 525 kV).

          Unbilled electricity: Electricity which has been delivered to a customer, but for which the utility has yet to deliver a bill.

          Unregulated Customers: (i) existing customers with demand of at least 10 MW and supplied at voltage level equal to or greater than 69 kV; (ii) new customers with demand of at least 3 MW at any voltage; (iii) groups of customers subject to agreement with the local distribution concessionaire; (iv) customers who do not receive supply for more than 180 days from a local distribution concessionaire; and (v) certain others.

          Utility: An entity which is the holder of a concession or authorization to engage in the generation, transmission or distribution of electric energy in Brazil.

          Volt: The basic unit of electric force analogous to water pressure in pounds per square inch.

          Watt: The basic unit of electrical power.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/s/ Paulo Cruz Pimentel
Name: Paulo Cruz Pimentel Title: Chief Executive Officer

By:	/s/ Ronald Thadeu Ravedutti
Name: Ronald Thadeu Ravedutti Title: Chief Financial Officer

Date: June 30, 2003

CERTIFICATION PURSUANT TO RULES 13a-15 and 15d-15 AS ADOPTED UNDER SECTION
302 OF THE SARBANES-OXLEY ACT

I, Paulo Cruz Pimentel, certify that:

1.     I have reviewed this annual report on Form 20-F of Companhia Paranaense de Energia – Copel.

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)  Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)  Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003	/s/ Paulo Cruz Pimentel
Name: Paulo Cruz Pimentel
Title: Chief Executive Officer

CERTIFICATION PURSUANT TO RULES 13a-15 and 15d-15 AS ADOPTED UNDER SECTION
302 OF THE SARBANES-OXLEY ACT

I, Ronald Thadeu Ravedutti, certify that:

1.     I have reviewed this annual report on Form 20-F of Companhia Paranaense de Energia – Copel.

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)  Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)  Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003	/s/ Ronald Thadeu Ravedutti
Name: Ronald Thadeu Ravedutti
Title: Chief Financial Officer

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Consolidated Financial Statements as of and For the Years Ended

December 31, 2002, 2001 and 2000

Deloitte Touche Tohmatsu

Independent Auditors’ Report

To the Board of Directors and Shareholders of

Companhia Paranaense de Energia - COPEL

We have audited the accompanying consolidated balance sheets of COMPANHIA PARANAENSE DE ENERGIA — COPEL (a Brazilian corporation) as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2002 (all expressed in Brazilian reais). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with auditing standards generally accepted in Brazil and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Paranaense de Energia – COPEL as of December 31, 2002 and 2001, and the results of its operations, the changes in its shareholders’ equity and the changes in its financial position for each of the three years in the period ended December 31, 2002 in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders’ equity of Companhia Paranaense de Energia – COPEL as of December 31, 2002 and 2001 to the extent summarized in Note 31 to the consolidated financial statements.

As mentioned in note 21.c and 30.c to the consolidated financial statements, the Company suspended the payments of several contracts to renegotiate the terms and conditions set forth in those agreements. In April 2003, UEG Araucária commenced arbitration proceedings against the Company demanding, pursuant to the contractual provision concerning termination, that the Company purchases the plant. Companhia de Interconexão Energética – CIEN, another of the suppliers affected, is renegotiating its contracts with the Company in order to revise the terms of the purchases of energy.

DELOITTE TOUCHE TOHMATSU

Curitiba, Brazil

June 27, 2003

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Brazilian Reais)

ASSETS

	December 31,

	2002	2001

CURRENT ASSETS
Cash and cash equivalents	199,919	165,578
Accounts receivable, net	525,823	597,515
Materials and supplies	20,686	18,686
Recoverable rate deficit (CRC)	43,305	36,266
Deferred regulatory asset	46,030	90,890
Deferred income and social contribution taxes	6,869	8,993
Recoverable taxes	152,984	5,404
Prepaid expenses and other	35,643	40,970

	1,031,259	964,302
LONG-TERM ASSETS:
Recoverable taxes	145,827	12,585
Deferred income and social contribution taxes	415,230	291,164
Judicial deposits	95,559	46,570
Recoverable rate deficit (CRC)	866,077	700,757
Deferred regulatory asset	38,102	212,077
Long-term receivables and other	123,382	124,091

	1,684,177	1,387,244
INVESTMENTS	497,579	443,418
PROPERTY, PLANT AND EQUIPMENT:
In service	8,250,946	8,029,750
Accumulated depreciation	(2,787,673)	(2,542,127)

	5,463,273	5,487,623
Construction work in progress	504,303	445,395

	5,967,576	5,933,018
( - ) Special obligations	(633,414)	(599,417)

	5,334,162	5,333,601

Total assets	8,547,177	8,128,565

The accompanying notes are an integral
part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Brazilian Reais,except share amounts, wich are in millions)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	December 31,

	2002	2001

CURRENT LIABILITIES:
Suppliers	248,882	270,844
Loans and financing	123,596	272,195
Accrued interest and fees	19,382	17,987
Debentures	55,161	—
Accrual for income and social contribution taxes	641	93,970
Deferred income and social contribution taxes	15,650	—
Taxes on sales and others	144,327	63,670
Dividends payable	643	56,080
Accrued payroll costs	45,129	62,031
Pension and health-care plans	67,445	38,147
Regulatory charges	39,279	33,786
Other accrued liabilities	34,614	31,936

	794,749	940,646
LONG-TERM LIABILITIES:
Suppliers	6,326	—
Loans and financing	1,442,471	1,154,454
Debentures	573,683	—
Deferred income and social contribution taxes	12,955	—
Pension and health-care plans	595,905	635,865
Accrual for contingencies	392,041	348,379
Other liabilities	2,973	3,824

	3,026,354	2,142,522
SHAREHOLDERS’ EQUITY:
Capital stock (413 preferred A, 128,211 preferred B and 145,031 common shares issued and outstanding)	2,900,000	1,620,247
Capital reserves	817,288	1,548,328
Income reserves	1,008,786	1,876,822

	4,726,074	5,045,397

Total liabilities and shareholders’ equity	8,547,177	8,128,565

The accompanying notes are an integral
part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of Brazilian Reais, except per share amounts)

	Year Ended December 31,

	2002	2001	2000

OPERATING REVENUES:
Electricity sales to final customers	3,328,512	2,740,485	2,386,081
Value-added taxes on sales to final customers	(1,042,286)	(763,178)	(637,352)
Electricity sales to distributors	193,622	179,844	181,938
Use of main transmission grid	147,875	52,103	43,885
Other revenues	92,314	105,679	101,664

Net operating revenues	2,720,037	2,314,933	2,076,216

OPERATING EXPENSES:
Electricity purchased for resale	(799,287)	(350,266)	(291,847)
Use of main transmission grid	(163,388)	(114,864)	(127,810)
Depreciation and amortization	(282,390)	(284,466)	(261,490)
Personnel	(362,368)	(375,659)	(305,712)
Regulatory charges	(224,440)	(218,940)	(211,129)
Third party services	(185,796)	(137,747)	(110,527)
Materials and supplies	(160,475)	(45,642)	(35,268)
Pension and other benefits	(88,420)	(34,491)	(33,412)
Other expenses	(138,029)	(78,212)	(56,129)

Total operating expenses	(2,404,593)	(1,640,287)	(1,433,324)

OPERATING INCOME	315,444	674,646	642,892
EQUITY IN RESULTS OF INVESTEES	(29,522)	26,722	8,532
OTHER EXPENSES:
Financial expenses, net	(419,285)	(73,730)	(71,388)
Non-operating expenses, net	(22,411)	(5,805)	(16,324)

Total other expenses	(441,696)	(79,535)	(87,712)

INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY ITEM	(155,774)	621,833	563,712
Income tax and social contribution tax	41,167	(146,523)	(133,109)

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	(114,607)	475,310	430,603

Earnings (loss) per thousand outstanding shares before extraordinary item	(0.4188)	1.7369	1.5735

Extraordinary item, net of tax effects (note 8)	(205,412)	—	—

NET INCOME (LOSS) FOR THE YEAR	(320,019)	475,310	430,603

Earnings (loss) per thousand outstanding shares at year-end, in units of Brazilian Reais	(1.1694)	1.7369	1.5735

The accompanying notes are an integral
part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of Brazilian Reais)

	Capital Stock	Capital Reserves	Income Reserves	Retained Earnings	Total

BALANCES AS OF DECEMBER 31, 1999	1,620,247	1,546,446	1,460,858	—	4,627,551
Realization of income reserves	—	—	(223,501)	223,501	—
Net income	—	—	—	430,603	430,603
Distribution of net income:
Legal reserve	—	—	21,530	(21,530)	—
Interest on capital	—	—	—	(160,000)	(160,000)
Income reserve	—	—	472,574	(472,574)	—

BALANCES AS OF DECEMBER 31, 2000	1,620,247	1,546,446	1,731,461	—	4,898,154
Health–care benefits obligation (Note 22)	—	—	—	(159,949)	(159,949)
Tax incentive	—	1,882	—	—	1,882
Realization of income reserves	—	—	(159,949)	159,949	—
Net income	—	—	—	475,310	475,310
Distribution of net income:
Legal reserve	—	—	23,766	(23,766)	—
Interest on capital	—	—	—	(170,000)	(170,000)
Income reserve	—	—	281,544	(281,544)	—

BALANCES AS OF DECEMBER 31, 2001	1,620,247	1,548,328	1,876,822	—	5,045,397
Capital increase	1,279,753	(731,736)	(548,017)	—	—
Donations and investment grants	—	696	—	—	696
Net loss for the year	—	—	—	(320,019)	(320,019)
Proposed allocation of Loss:
Absorption of loss	—	—	(320,019)	320,019	—

BALANCES AS OF DECEMBER 31, 2002	2,900,000	817,288	1,008,786	—	4,726,074

The accompanying notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Expressed in thousands of Brazilian Reais)

	Year ended December 31,

	2002	2001	2000

SOURCES OF FUNDS:
Funds generated from operations:
Net income (loss) for the year – after extraordinary item	(320,019)	475,310	430,603
Items not requiring working capital - Depreciation and amortization	282,390	284,466	261,490
Long-term monetary and foreign currency exchange variations, net	256,426	46,621	18,509
Equity in results of investees	29,522	(26,722)	(8,532)
Loss on disposal of property, plant and equipment and other	34,692	36,355	36,697
Write-off of deferred tariff costs – Parcel “A” – extraordinary item (note 8)	302,967	—	—
Long-term liabilities provision	142,526	76,373	98,380
Deferred income and social contribution taxes	(111,112)	(71,245)	(30,835)
Gain on sale of investments – Machadinho Energética S.A.	—	(5,160)	—

	617,392	815,998	806,312
Funds from third-parties:
Long-term loans and financing	6,370	64,171	62,165
Debentures	500,000	—	—
Consumers’ contribution – special obligations	33,997	31,715	40,048
Sale of investments – Machadinho Energética S.A.	—	22,830	—
Dividends receivable	7,323	7,875	6,047
Donations and investment grants received	696	—	—
Transfer from long-term to current assets	72,539	23,487	22,316
Other long-term liabilities	—	7,113	—

	620,925	157,191	130,576

Total sources	1,238,317	973,189	936,888

APPLICATION OF FUNDS:
In non-current assets:
Property, plant and equipment	303,642	339,315	382,233
Investments, net of assets for future use	95,798	105,715	27,495
Deferred regulatory asset	54,386	212,077	—
Deferred regulatory asset – reclassified from current assets	90,890	—	—
Judicial deposits and other	67,326	7,936	4,554
Accounts receivable	30,325	25,598	—
Loans to related party	—	24,765	19,136
Deferred income and social contributions taxes and tax recoverable	133,242	12,585	—
Dividends proposed	—	170,000	160,000
Transfers from long-term to current liabilities:
Suppliers	32,002	—	—
Long-term loans and financing	103,256	128,199	130,715
Taxes and other payables	808	11,258	56,725
Pension plan	113,400	18,988	15,748
Accrual for contingencies, net of judicial deposits	345	1,366	25,013
Advanced billings of electric power and other	43	11,187	15,071

Total applications	1,025,463	1,068,989	836,690

INCREASE (DECREASE) IN WORKING CAPITAL	212,854	(95,800)	100,198

REPRESENTED BY:
Current assets:
Beginning of the period	964,302	773,353	719,299
End of the period	1,031,259	964,302	773,353

Increase in current assets	66,957	190,949	54,054

Current liabilities:
Beginning of the period	940,646	653,897	700,041
End of the period	794,749	940,646	653,897

(Increase) decrease in current liabilities	145,897	(286,749)	46,144

Total increase (decrease) in working capital	212,854	(95,800)	100,198

The accompanying notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA - COPEL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Brazilian Reais)

1. THE COMPANY AND ITS OPERATIONS

Companhia Paranaense de Energia - COPEL (“COPEL” or the “Company”) is a mixed-capital corporation (sociedade de economia mista), organized under the laws of the Federative Republic of Brazil and controlled by the Paraná State Government.

The Company’s principal business is the construction and operation of electricity generation plants and the transmission and distribution of electric energy in the State of Paraná. In addition COPEL is authorized to participate in the ownership of other companies, in the energy and telecommunications areas, in accordance with the applicable legislation.

Corporate reorganization

On December 20, 2000, through ANEEL Resolution No. 558/2000, COPEL obtained approval for the formation of wholly owned subsidiaries to comply with the new requirements imposed by the new electric energy sector model, and also to split its activities in subsidiaries, as mentioned below.

On March 20, 2001, the Extraordinary Shareholders’ Meeting approved the legal formation of wholly owned subsidiaries and the corporate restructuring, transfer of concessions and transfer of assets to subsidiaries were authorized by ANEEL Resolution No. 258 of July 3, 2001, which also authorized the start-up on July 1, 2001.

Therefore, the following five wholly owned subsidiaries of Companhia Paranaense de Energia, started their operations on that date:

COPEL Geração S.A. – intended to exploit the energy generation service; the Company has 18 power plants in operation, 17 hydroelectric and one thermoelectric, with a combined installed capacity of 4,546MW.

COPEL Transmissão S.A. – principally engaged in the exploitation of transmission services and transformation of electric energy, in addition to operating part of the south-interconnected power system to the National Electric System Operator – ONS.

COPEL Distribuição S.A. – engaged in the exploitation of distribution and sale of any type of energy, especially electric energy, fuels and energetic raw materials; it distributes electric energy primarily to the State of Paraná. Additionally, it serves independent consumers in the State of São Paulo.

COPEL Telecomunicações S.A. – engaged in the exploitation and provision of all types of telecommunications and communications services legally permitted, in the State of Paraná and any location the Company is interested in and capable of providing services.

COPEL Participações S.A. – engaged in holding ownership interest in other companies or consortiums.

As a concessionaire of electric utility services, the Company is subject to regulations set by Agência Nacional de Energia Elétrica – ANEEL (“the Department of Energy”, formerly DNAEE – Departamento Nacional de Energia Elétrica), an agency of the Federal Government.

The concessions to provide public services for electric energy granted to COPEL are as shown below:

a. Power Generating Plants

		Installed	Date
		Capacity	Concession	Year of
River	Power Plant	(MW)	was Issued	Expiration

Hydroelectric plants:
Iguaçu	Gov. Bento Munhoz da Rocha Neto (Foz do Areia)	1,676.00	May 25, 73	2023
Iguaçu	Gov. Ney Aminthas de Barros Braga (Segredo)	1,260.00	Nov 16, 79	2009
Iguaçu	Salto Caxias	1,240.00	May 02, 80	2010
Capivari	Governador Parigot de Souza	260.00	Nov 05, 71	2015
Arraial	Guaricana	36.00	Aug 16, 76	2006
São João	Chaminé	18.00	Aug 16, 76	2006
Ipiranga	Marumbi	4.80	Mar 14, 56	2015
Apucaraninha	Apucaraninha	10.00	Oct 14, 75	2005
Mourão	Mourão	8.20	Jan 27, 64	2015
Jordão	Derivação do Rio Jordão	6.50	Nov 14, 79	2009
Pitangui/Tibagi	São Jorge	2.30	Dec 05, 74	2004
Chopim	Chopim I	1.98	Mar 25, 64	2015
Rio dos Patos/Ivaí	Rio dos Patos	1.72	Feb 15, 84	2014
Cavernoso/Iguaçu	Cavernoso	1.30	Jan 08, 81	2011
Palmital	Salto do Vau	0.94	Jan 27, 54	(*)
Pitangui	Pitangui	0.87	Dec 05, 54	(*)
Melissa	Melissa	1.00	Oct 08, 93	(*)
Thermoelectric plant:
	Figueira	20.00	Mar 27, 69	2019

(*) Power plants with capacity lower than 1 MW are only registered with ANEEL.

b. Distribution

As of December 31, 2002 Copel Distribuição S/A distributed electricity to 399 municipalities, primarily in the State of Paraná, representing 98% of the consumers in the State of Paraná (Unaudited). The Company has valid distribution concessions for all those municipalities until 2015. Additionally, in accordance with the new electric sector rules, the Company is providing energy to industrial customers in the State of São Paulo.

c. Transmission and Telecommunications

As of December 31, 2002, Copel Transmissão S/A has transmission concessions valid through 2015 and Copel Telecomunicações S/A has network and specialized circuit services under permission valid through 2008, renewable for additional 10-year period.

As a Brazilian publicly held Company, COPEL is registered with Comissão de Valores Mobiliários – CVM (the “CVM”), the Brazilian Securities Commission (equivalent to the United States Securities and Exchange Comission “SEC”) and its shares are traded on all of the Brazilian stock exchanges, mainly the São Paulo stock exchange.

Also, the Company is registered with the SEC and its shares were listed on the New York Stock Exchange (“NYSE”), through an American Depositary Shares (ADS) program.

2. BASIS FOR PRESENTATION OF FINANCIAL STATEMENTS

a. Presentation of Financial Statements and Requirements of Brazilian Legislation

Effective January 1, 1998, according to SFAS 52, and also international accounting standards, the Brazilian economy ceased to be considered “highly inflationary”, which for the purposes of that statement, is an economy that has cumulative inflation of approximately 100 percent or more over a three-year period. Based on that, the Company’s financial statement would not have been price-level adjusted as from that date, but the restated balances as of December 31, 1997 would have become the new basis of accounting from January 1, 1998.While the United States of America (“U.S.”)and international accounting standards allowed the discontinuation of price-level accounting as from January 1 1998, Brazilian GAAP, as established by the Brazilian Accountancy Council (Conselho Federal de Contabilidade – CFC), continued requiring it. As a result, Brazilian companies had the option to present supplementary price-level adjusted financial information.

In March 22, 2001, the CFC issued Resolution No. 900/01, which changed Brazilian GAAP and required price-level accounting only if the cumulative inflation rate for the three-years period ended at the balance sheet date reached 100 percent or more.

Based on that and mainly considering that Brazilian companies have received informal permission from the SEC to file their financial statements in accordance with the Brazilian Corporate Law, rather than in accordance with Brazilian GAAP, the Company as of December 31, 2001, changed the basis of presentation of its consolidated financial statements from the constant currency method, as presented in previous years, to the accounting principles established by the Brazilian Corporate Law.

The accompanying financial statements are a translation and adaptation from those originally issued in Brazil, based on accounting practices adopted in Brazil. Certain reclassifications and changes in terminology have been made and these notes have been expanded, in order to conform more closely to reporting practices prevailing pursuant to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The National Electric Energy Agency – ANEEL, through Resolution No. 444, of October 26, 2001, reviewed the standards and procedures included in the Chart of Accounts for the Electric Energy Utilities, issuing a new document named “Accounting Manual for the Electric Energy Public Service”, including the Chart of Accounts, accounting instructions and guidelines for disclosure of economic and financial information, which resulted in important changes in accounting and reporting practices applicable to the companies of the sector to that date. The application of the standards included in the aforementioned Manual is mandatory starting January 1, 2002.

3.     CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements are presented in accordance with CVM Instruction No. 247/1996 and include the accounts of its wholly-owned subsidiaries COPEL Geração S.A., COPEL Transmissão S.A., COPEL Distribuição S.A., COPEL Telecomunicações S.A. and COPEL Participações S.A.

As authorized by CVM Circular No. 022/2003, the subsidiary Companhia Paranaense de Gás – Compagás was not included in the Company’s consolidated financial statements, as its does not cause significant changes in the Company’s consolidated financial position.

In the consolidated financial statements, Company’s investments in the subsidiaries shareholders’ equity, intercompany balances, and transactions have been eliminated.

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s accounting policies comply with the accounting practices adopted in Brazil, which include the accounting principles specifically applicable to electric utility companies as required by ANEEL. Certain accounting policies differ from those adopted in the United States of America (U.S. GAAP). See Note 31 for further discussions of the differences and the reconciliation of shareholders’ equity and net income to U.S. GAAP.

a. Regulated Accounting Policies

a(i) Property, Plant and Equipment

These assets are stated at acquisition or construction cost, restated up to December 31, 1995 in accordance with the Brazilian accounting practices method.

Depreciation is computed on the straight-line method. Currently, the annual rates of depreciation are calculated based on ANEEL Instruction No. 44 of March 17, 1999, and are presented in Note 14.

a(ii) Construction in Progress

On March 31, 1999, the Company ceased to account for the remuneration of construction work in progress financed by the Company’s own resources as established by ANEEL legislation based on the long-term interest rate (“TJLP”). This remuneration was added to the respective construction work in progress and credited to a capital reserve, which is amortized beginning when the asset is placed in operation.

According to the Accounting Manual for Electric Energy Public Service, interest, other financial charges and monetary variations, related to financing obtained from third parties, effectively applied in construction in progress, are recorded in this caption as part of cost. However, in 2002, there was no financed construction in progress (R$ 4,614 for the consolidated in 2001).

Remuneration on construction work in progress related to projects not completed by the periods established and approved by the ANEEL will be suspended as of the date estimated for the project’s conclusion. The related financial charges and inflationary effects will not be allowed to be added to the recoverable cost of such projects after that date.

General administrative expenses are monthly allocated to property, plant and equipment and other construction in progress. The allocation of direct costs with personnel and outside services is permitted based on properly established criteria.

a(iii) Special Obligations

A liability is recorded for contributions received from customers exclusively for investment in the electric energy distribution network. This liability exists to reserve for settlement of these contributions with the ANEEL upon conclusion of the operating concession granted to the Company and all concessionaire assets, including those purchased with these contributions received from customers. Forfeiture of the Company’s concession is dependent upon future actions by the ANEEL. No such actions are anticipated at this time.

After January 2002 according to the Accounting Manual for Electric Energy Public Service, obligations linked to the Electric Energy Public Service Concession, should no longer being presented under a specific caption in long-term liabilities, instead should be presented on the financial statements as a reduction of property, plant and equipment, since they represent the balance of the amounts and/or assets received from consumers, the Federal Government, among others, for investments linked to the concession.

a(iv) Materials and Supplies (including those included in property, plant and equipment)

Those classified in current assets, are stated at average acquisition cost, materials and supplies to be used in construction are included in property, plant and equipment at acquisition cost (materials are stated at average cost). These amounts do not exceed their replacement or realizable values.

a(v) Recoverable rate deficit - CRC account

Until 1993, two important principles dominated the rate setting process in Brazil:

(i)	That electric utilities should be guaranteed an annual real rate of return on service-related assets included in the rate base; and

(ii)	That the rates charged to each class of customer for electric power should be uniform throughout Brazil, notwithstanding the high cost of distributing electricity to remote areas of the country.

Under the previous rate structure, the guaranteed return was set by the regulatory agency at a level between 10% and 12%, depending on the particular circumstances of each concessionaire.

In order to compensate concessionaire companies experiencing a rate of return below the national average of the sector, the Federal Government created the National Reserve for Compensation of Remuneration - RENCOR, through which profits from more profitable companies were to be reallocated to less profitable companies, so that the rate of return realized by all companies would be equal to the national average of the sector.

The shortfall experienced by most concessionaire companies between the guaranteed return and the actual realized rate of return was accounted for by an increase in each company’s recoverable rate deficit (CRC Account), equal to such shortfall. This account was recorded, until 1992, in a memorandum account, not as an asset in the balance sheet.

Law No. 8,631 of March 4, 1993, modified by Law No. 8,724, of October 28, 1993, and related regulations, introduced significant changes to the regulatory structure governing electricity rates in Brazil, as follows:

a.	The CRC account was abolished and concessionaires with positive CRC Account balances were permitted to offset such balances against any liabilities such concessionaires had to the other concessionaires, to Federal financial institutions and to the Federal Government. Additionally, the Company was permitted to transfer CRC Account balances to the State of Paraná.

b.	Under the new system, the guaranteed return concept was abolished. Rather, under the new system, each concessionaire is required to propose a rate structure, based on its particular circumstances, for approval by the Federal regulatory authorities. Each concessionaire is required to submit a rate proposal to the ANNEL for the period and for each subsequent three-year period, based on the individual company’s cost structure.

The proposed rate is to be calculated taking into account the concessionaire’s desired level of remuneration as well as the following costs: operating expenditures, including personnel, materials and third party service costs; costs of Itaipu electricity and electricity purchased from other concessionaire companies; depreciation and amortization charges, RGR Fund contributions and other regulatory charges and taxes other than income taxes.

On June 30, 1994, the Federal Government enacted certain provisional regulations in connection with its economic stabilization plan. These regulations, among other measures, suspended the rate-setting process established by Law No. 8,631, and provided that rates are to be fixed on an annual basis commencing July 1, 1995.

Under an agreement dated August 4, 1994, the remaining balance of the CRC account was negotiated with the Paraná State Government to be reimbursed in 240 monthly installments updated based on IGP-DI (General market price – internal availability) and interest of 6.65% annually. On October 1, 1997, the balance of R$506,692 was renegotiated extending the term to 330 equal monthly installments, which include interest and principal amortization. The last monthly installment will be due on March 30, 2025. The remaining clauses of the original contract, including interest rates, were maintained. Interest earned is recorded as interest and commissions in the income statement.

a(vi) Regulation and deferred regulatory asset

As a result of actions taken by the Federal Government and ANEEL in 2001, the rate-setting structure in Brazil is now designed to provide for recovery of the Company’s allowable costs. Accordingly, the Company capitalizes incurred allowable costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost.

The Company is authorized to collect an electric concessionaires tariff, set in Brazil, designed to recover certain costs incurred by the Company. It is divided into two parts, the external costs, named “Parcel A” costs, which are not controlled and/or managed by the Company, and the internal costs, called “Parcel B” costs, primarily consisting of personnel, administrative and maintenance expenses, which the companies are able to control and manage.

The electric distribution companies have filed various claims with ANEEL to resolve the economic-financial equilibrium of the concession agreements, which according to them, have resulted from several events principally monthly variations of Parcel A costs (non-controllable costs). In December 2001, the Federal Government and the electric utilities signed an agreement to regain the financial-economic equilibrium of the existing contracts and address additional Parcel A costs for the period from January 1, 2001 to October 25, 2001. The following are the main resolutions, that apply to the Company, approved by Executive Order No. 14 of December 21, 2001, subsequently enacted Law No. 10,438 dated April 26, 2002, that are directly related to the recovery of losses in electricity companies:

Recovery of Parcel A costs:

1)	The variations of Parcel A costs relating to the period from January 1 to October 25, 2001 will have the same treatment as set forth in Executive Order No. 2227 of September 4, 2001, which established a tracking account to record the variation in the Parcel A costs for rate adjustment calculation purposes from October 26, 2001 and thereafter.

2)	Such recovery is dependent on the distribution company waiving all administrative and judicial claims to costs for the period between the date of signature of the concession agreement and December 31, 2000.

The extraordinary rate adjustment will be in force during the period needed by the concessionaires to recover the regulatory assets, bearing interest equivalent to the SELIC interest rate (Brazilian benchmark interest rate).

ANEEL Resolution No. 90, of February 18, 2002, established procedures for the compensation of the variation of some Parcel A costs for the period from January 1, 2001 to October 25, 2001.

The amount to be reimbursed is equal to the difference between the Parcel A costs paid and the estimated Parcel A costs used for purposes of computing the most recent annual rate adjustment prior to the rationing period. This amount will bear interest at the SELIC rate from the day that the actual cost was paid until the date of compensation.

General Agreement for the Electric Energy Sector:

The Brazilian energy sector was subject to an Emergency Energy Rationing Program in 2001, and the Federal Government created an Energy Crisis Management Committee to manage demand adjustment programs, coordinate efforts to increase supply and implement emergency measures during the rationing period, which was in force from June 1, 2001 to February 28, 2002. The Energy Rationing Program was ended on March 1, 2002.

In this exceptional period, the commercial application of market pricing would have created irreversible consequences for the electric energy sector, which is the reason for the effort required from the population, government authorities, concession authorities, and all involved in the Brazilian Electric Energy Sector. At the end of 2001, the generating utilities, distributors and the Federal Government reached a General Agreement for the Electric Energy Sector, with BNDES acting as the financing agent. The Agreement was put into effect by ANEEL, which established, through resolutions, the accounting procedures required to reflect the Agreement and several other Federal Government decisions made by the Energy Crisis Management Committee. The Agreement was formalized by Executive Order No. 14 of December 21, 2001, and then converted into Law No. 10,438 on April 26, 2002.

As required by ANEEL, these financial statements include the results of the electric energy activity in Brazil, issued by the Wholesale Energy Market – MAE.

COPEL Geração signed the Overall Agreement for the Electric Energy Sector in July 2002. COPEL Distribuição is contesting, at the administrative level, its position as signor of this Agreement. The parties diverge as to the understanding of the rules set forth in the Agreement, and there are pending items at the administrative and judicial levels between the parties (notes 8 and 21.b).

b. General Accounting Policies

b(i) Cash and Cash Equivalents

This account includes highly liquid temporary cash investments (with original maturity dates of three months or less) denominated in Brazilian Reais.

b(ii) Accounts Receivable

Accounts receivable includes both amounts billed to customers and accrued revenue relating to unbilled energy supplied to customers as of the balance sheet date. Charges arising from late payments are also accrued.

b(iii) Allowance for Doubtful Accounts

The allowance for doubtful accounts is recognized in an amount considered sufficient to cover probable losses on the realization of account receivables.

b(iv) Investments

The investments in subsidiaries are accounted for under the equity method of accounting. Other investments are stated at cost, less valuation reserves when applicable.

b(v) Income and Social Contribution Taxes

Income tax is accrued on taxable results at the applicable income tax rates (25%) and Social contribution tax (9%), which is computed based on income before income tax. Deferred taxes arising from temporary differences and tax losses are accounted for under the liability method.

b(vi) Pension Plans and Other Payroll Accruals

The Company maintains a separate entity (“Fundação COPEL”) to administer pension funds and other post-retirement benefit plans for its employees (see Note 22). Up to December 31, 2000 the costs associated with such plans were accrued based on contributions determined by independent actuaries, which were accounted for as incurred. Compensated absences and bonuses payable to employees were accrued as earned during the vesting periods. As from January 1, 2001, pension funds and other post-retirement benefits started being accounted for on accrual basis, based on costs and obligations computed by independent actuarial in accordance with the rules established by CVM Statement 371/2000.

b(vii) Revenues, costs and expenses

Revenues, costs and expenses are recognized on an accrual basis, i.e., when the goods and services are actually rendered, regardless of when the cash is received or paid.

Revenues from the electricity sales to the final customers are recognized when earned. Billings for these sales are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month’s billing cycle up to the end of each month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following month. Electricity sales to distributors and to the interconnected power system (initial supply contracts, wholesale energy market and bilateral agreements) are recorded when earned and billed monthly.

b(viii) Other revenues and expenses

Other revenues and expenses are also recognized on an accrual basis. Legal fees are expensed when such costs are incurred.

b(ix) Assets and Liabilities Denominated in Foreign Currencies or Subject to Indexation

Assets and liabilities denominated in foreign currencies are translated into Reais at the exchange rate reported by the Central Bank of Brazil at each balance sheet date. Those denominated in Reais, and contractually or legally subject to indexation are restated to the balance sheet date applying the corresponding index.

Foreign currency exchange gains and losses and monetary variation gains and losses are recognized in income on a current basis, except those related to construction work in progress, which are capitalized in the respective property, plant and equipment accounts.

b(x) Earnings (Loss) per Share

These amounts are calculated based on the number of shares outstanding at the balance sheet date.

b(xi) Use of Estimates

The preparation of financial statements in accordance with Brazilian accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the balance sheet date, and the reported amounts of revenues and expenses for the reporting periods. Actual results from these transactions and information could differ from the estimates upon effective realization in subsequent periods. The principal estimates related to the financial statements refer to the recording of effects arising from allowance for doubtful accounts (Note 6.d), accrual for contingencies (Note 21.a), transactions involving purchase and sale of energy not made available by MAE (Note 21.b), and the General Agreement for the Energy Sector (Note 4.a(vi)).

b(xii) Comparative amounts

The 2001 balances are as reported in the financial statements for that year, except for the reclassification of special liabilities recorded as a reduction of property, plant and equipment as described on the item a(iii) above and other minor reclassifications made to conform to the 2002 financial statements.

5. CASH AND CASH EQUIVALENTS

Financial institution	Interest rates	December 31,

		2002	2001

Banco Itaú S/A	100,00% CDI (1) variation	2,540	21,016
Banco do Brasil S/A	99,74% CDI (1) variation	72,323	51,674
Banco Bradesco S/A	99,50% CDI (1) variation	30,266	15,263
Caixa Econômica Federal	100,00% CDI (1) variation	—	23,139
Unibanco	100,00% CDI (1) variation	40,575	—
Other		—	6,380

		145,704	117,472
Cash balances deposited in commercial banks		54,215	48,106

		199,919	165,578

(1) Interbank Certificates of Deposit (CDI – Certificado de Depósito Interbancário) are notes negotiated among financial institutions in the Brazilian Financial Market.

6. ACCOUNTS RECEIVABLE, NET

	December 31,

	2002	2001

Consumers-
Residential	102,160	93,576
Industrial	69,330	56,704
Commercial	45,620	40,160
Rural	10,417	8,865
Public entities	23,957	19,838
Public Lightning	27,350	16,073
Public Services	7,186	6,061
Unbilled	91,999	76,819
Installment Receivables	34,654	6,996
Financing of debts receivable – Municipal Government	39,949	51,196
Emergency capacity charges (a)	9,415	—
Low – income consumers’ tariff (b)	21,470	—
Other	20,145	43,804

	503,652	420,092

Distributors-
Short-term sale	1,775	65,800
Electricity sales to distributors – MAE (Note 21.b)	6,308	65,036
Generating companies – short term reimbursement (c)	15,861	51,871
Generating companies – long term reimbursement (c)	30,325	—
Initial supply contracts and bilateral agreements	9,149	8,104
Use of transmission plant	20,536	5,586

	83,954	196,397
Services in progress	9,503	10,993
Allowance for doubtful accounts (d)	(36,534)	(4,369)
Less: Accounts receivable long term	(34,752)	(25,598)

	525,823	597,515

As of December 31, 2002, the accounts receivable past due over 90 days were as follows:

December 31,
2002

Residential	3,001
Industrial	1,556
Commercial	984
Rural	116
Public Entities	2,585
Public Services	98
Public Lightening	6,707
Energy in installments	1,875
Financing of debts receivable – Municipal Government	4,399
Emergency capacity charges	1,054
Other	7,994

Subtotal	30,369
Distributors:
Short-term sale	1,775

Total	32,144

a. Emergency capacity charges

Law No. 10,438, of April 26, 2002, established that costs, including operating, tax and administrative costs, related to the purchase of electric energy (KWh), and contracting of electric energy generation capacity (KW) by Comercializadora Brasileira de Energia Emergencial – CBEE, will be apportioned to all the classes of final consumers served by the National Interconnected System, based on their individual consumption, constituting specific tariff surcharge. The current emergency capacity charge is R$ 0.0057 KWh (ANEEL Resolution No. 351/2002), and in the period from May 6, 2002 to June 27, 2002 it was R$ 0.0049 KWh (ANEEL Resolution No. 249/2002).

Accordingly, the amounts billed and passed on to CBEE, as tariff charge in 2002, were R$ 70,634 and R$ 58,994, respectively.

b. Low-income consumers’ tariff

The Federal Government, through Law No. 10,438 of April 26, 2002, established the application of the residential low-income consumers’ tariff, which significantly affected the Company’s operating revenue.

The Presidential Decree No. 4,336, of August 15, 2002, authorized ELETROBRÁS to use the funds from the Global reserve for reversion quota – RGR to compensate the concessionaires for the loss of revenue with the application of the low-income consumers’ tariff, as a result of the new criteria established by Law No. 10,438/02, amended by Law No. 10,604, of December 17, 2002.

ANEEL, through Resolution No. 491, of August 30, 2002, disclosed the procedures, conditions and terms for approval of the amounts that were the basis for the financing to be obtained from ELETROBRÁS.

In September 2002, the Company started to bill the supply of electric energy by applying the low-income consumers’ tariff based on the new criteria of low-income consumers’ classification.

Pursuant to ANEEL Resolution No. 491, the amounts billed not in compliance with the low-income consumers’ tariff in the period from May to August 2002, recorded in current liabilities, in the amount of R$ 7,071, are being returned to consumers through electricity bills (Note 20).

ANEEL, through Circular No. 155/2003, of January 24, 2003, disclosed the accounting procedures for recording the assets resulting from the recognition of loss of revenue, due to the application of the criteria of residential low-income consumer classification, which will be recovered in the annual tariff adjustment.

c. Generating companies’ reimbursement right

Generating companies’ reimbursement right refers to the amounts related to electricity from independent suppliers sold within the context of MAE during the emergency rationing period, from June 1, 2001 to February 28, 2002. These amounts were formally approved by ANEEL Resolution No. 483, of August 29, 2002, which was ratified by ANEEL Resolution No. 036, of January 29, 2003.

Receivables by COPEL Geração were segregated between current and long-terms based on their expected realization, according to the Special Tariff Recovery - RTE approved for concessionaires of electric energy distribution.

d. Allowance for doubtful accounts

The allowance for doubtful accounts was recognized pursuant to ANEEL Accounting Manual for the Electric Energy Public Service, based on a detailed analysis of past-due receivables, at an amount considered by management sufficient to cover probable losses on the realization of receivables.

	December 31,

	2001	Additions	Write-offs	2002

Accounts receivable
Electric energy sold	3,475	47,484	(31,343)	19,616
Spot market	—	1,775	—	1,775
Municipal government debt installment plan	—	4,399	—	4,399
Proceeds from distribution activity	894	16,086	(6,236)	10,744

	4,369	69,744	(37,579)	36,534
Other accounts receivable (Note 11)
Telecommunications services	470	—	(338)	132
Outside services	—	956	—	956
Sundry debtors and other receivables	—	1,740	—	1,740

	470	2,696	(338)	2,828

	4,839	72,440	(37,917)	39,362

The Company’s management is implementing certain measures for different consumer classes, including several public administration levels, with the purpose of reducing past-due balances and conditioning negotiations to the receipt of current debits.

7. RECOVERABLE RATE DEFICIT (CRC)

In August 2002, COPEL offset the amount of R$ 67,209 related to the past-due CRC debits by using ICMS tax credits granted by the Paraná State Government (Note 9.a).

The balance recorded as current asset in the amount of R$ 43,305 (R$ 36,266 as of December 31, 2001) is comprised by amounts to be collected in 2003 and R$ 23,286 related to overdue parcels from September to December 2002. Maturity of the long-term Recoverable Rate Deficit (CRC) is as follows:

December 31,
2002

2004	40,127
2005	40,127
2006	40,127
2007	40,127
After 2007	705,569

866,077

8. DEFERRED REGULATORY ASSET

	December 31,

	2002			2001

	Principal	Amortization	Total, net	Total, net

Recoverable CVA – tariff adjustment 2002: (a)
- Electricity purchased for resale (Itaipu)	1,149	(575)	574	2,386
- Transmission of electricity purchased from Itaipu	994	(497)	497	279
- Use of transmission installations – basic network	9,620	(4,810)	4,810	2,546
- Regulatory charges (CCC)	4,093	(2,046)	2,047	4,569

	15,856	(7,928)	7,928	9,780
Recoverable CVA – tariff adjustment 2003:
- Electricity purchased for resale (Itaipu)	50,988	—	50,988	—
- Transmission of electricity purchased from Itaipu	810	—	810	—
-Use of transmission installations – basic network	21,282	—	21,282	—
- Monetary adjustment - SELIC	3,124	—	3,124	—

	76,204	—	76,204	—
Parcel A (b)	—	—	—	293,187

Total	92,060	(7,928)	84,132	302,967

Less: Current asset			(46,030)	(90,890)

Total Long term			38,102	212,077

(a) Memorandum Account for Parcel “A” Variations – CVA:

Pursuant to Administrative Rule No. 25, of January 24, 2002, COPEL calculated the effects of the Memorandum Account for “Parcel A” Variations (CVA), from October 26, 2001 to December 31, 2002, in the amount of R$ 92,060. Recoverable CVA/2002 is being recovered with the last tariff adjustment on June 24, 2002; the amount related to the period from May 25, 2002 to December 31, 2002 will be recovered as from the next tariff adjustment.

Administrative Rule No. 116, of April 4, 2003, postponed for 12 months the recovery of the balance of Memorandum Account for “Parcel A” Variations - CVA, for the annual tariff adjustments occurring between April 8, 2003 and April 7, 2004. The balance of CVA, as well the CVA balance calculated over the subsequent 12 months under the Administrative Rule No. 25 above, will be recovered over the 24 months subsequent to the annual tariff adjustment occurring between April 8, 2004 and April 7, 2005.

(b) Parcel “A”

In 2002, the Company filed an administrative suit against ANEEL related to “Parcel A” approval. In the opinion of the Company’s legal counsel, the chances of success on this claim are remote. The discussion is restricted to the inclusion or not of COPEL in the General Agreement for the Electric Energy Sector, regarding “Parcel A” variations as a result of the electric energy rationing (Note 4.a(vi)).

ANEEL understands that COPEL “Parcel A” approval cannot be disassociated from the judicial claim, pursuant to the provisions set forth in Decision No. 288/2002 (Note 21.b), which impairs the approval of the respective amounts. The Company’s management, with proper approval by the Board of Directors at its 100th Meeting of March 25, 2003, decided to reverse the respective regulatory asset, supported by the opinion of legal counsel who considers that the chance of success on the administrative suit is remote, under ANEEL Circular No. 155/2003 of January 24, 2003.

The amounts related to “Parcel A” variations, reversed in 2002 as “extraordinary item”, are as follows:

2002

Parcel “A”	(302,967)
Tax effects	97,555

Reversal of Parcel “A” – Extraordinary item	(205,412)

9. RECOVERABLE TAXES

	December 31,

	2002	2001

Current Assets:
Recoverable income and social contribution taxes	78,075	—
Recoverable VAT (ICMS) (a)	220,736	17,989

	298,811	17,989
Less: Long term recoverable asset	(145,827)	(12,585)

Total recoverable taxes – current	152,984	5,404

a. Recoverable VAT (ICMS )

Through the Decree No. 6,244, the State of Paraná granted COPEL the right to ICMS credit in the amount of R$ 167,485 related to its prior-years purchases of permanents assets. This credit will be use to offset future payments of ICMS over the next 48 months, consecutive or not. COPEL also offset against the ICMS credit the past-due CRC debits and State agencies’ electricity bills in the amount of R$ 67,209 and R$ 20,691, respectively (note 25.e and 30.f).

10. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

Income taxes in Brazil include federal income tax and social contribution. The Brazilian statutory rates for the years presented below are as follows (in percentages):

	December 31,

	2002	2001

Federal income tax	25.00%	25.00%
Social contribution	9.00%	9.00%

Composite federal income tax rate	34.00%	34.00%

The major components of the deferred tax accounts are as follows:

	December 31,

	2002	2001

Current Assets:
Deferred income and social contribution taxes	6,869	8,993

Noncurrent assets:
Deferred income and social contribution taxes on:
Pension plan deficit — Plan III	127,233	128,452
Pension and health-care plans — CVM Resolution No. 371	65,486	63,581
Allowance for doubtful accounts	13,383	7,360
Tax contingencies	85,597	78,076
Other contingencies	32,061	13,695
Tax losses carryforwards	91,470	—

	415,230	291,164
Current Liabilities:
Income and social contribution taxes on CVA deferral	(15,650)	—

Long term liabilities:
Income and social contribution taxes on CVA deferral	(12,955)	—

Total deferred income tax asset, net	393,494	300,157

Pursuant to the tax legislation in force, tax losses and social contribution tax loss carryforwards are available for offset up to the limit of 30% of taxable income, without expiration period.

The Company, based on analyses related to operating projections, considered scenarios of growth in the electric energy market and agreements for purchase and sale of energy. Estimated future taxable income, based on the Company’s expectation of future taxable income generation, was adjusted to present value, in order to calculate the expected realization of tax credits.

In compliance with CVM Instruction No. 371, of June 27, 2002, the expected realization of tax credits, accounted for by the Company based on studies submitted to the appreciation of the Company’s management is as follows:

Estimated
Realizable portion

2003	25,053
2004	76,864
2005	81,344
2006	100,440
2007	99,767
After 2008	10,026

393,494

COPEL presented taxable income in the five years prior to 2002.

Reconciliation of income and social contribution taxes

The reconciliation of the income and social contribution taxes, calculated at the rates in effect, with the amounts shown in the statements of operations, is as follows:

	Year Ended December 31,

	2002	2001	2000

Income (loss) before taxes and extraordinary item	(155,774)	621,833	563,712
Statutory income taxes rates	34%	34%	34%

Income and social contribution taxes computed based on statutory rates	(52,965)	211,423	191,662
Income tax effects on:
Interest on capital	—	(57,800)	(54,400)
Equity in results of investees	10,038	(9,085)	(845)
Other	1,760	1,985	(3,308)

	(41,167)	146,523	133,109

The composition of the provision for income and social contribution taxes is as follows:

	Year Ended December 31,

	2002	2001	2000

Current income tax	69,945	217,768	158,198
Deferred income tax	(111,112)	(71,245)	(30,835)
Change in tax rate	—	—	5,746

	(41,167)	146,523	133,109

11.     PREPAID EXPENSES AND OTHER

	December 31,

	2002	2001

Services provided to third parties	5,350	19,552
Dividends receivable	3,031	5,778
Advances to employees and other	8,136	8,869
Prepaid expenses and other accounts receivable	21,954	7,241
Allowance for doubtful accounts	(2,828)	(470)

	35,643	40,970

12. LONG-TERM RECEIVABLES AND OTHER

	December 31,

	2002	2001

Financing of debts receivable - Municipal Government long-term debt Installments (Note 6)	4,427	25,598
Generating companies – long term reimbursement (note 6)	30,325	—
Loans to related party:
Foz do Chopim Energética S.A.	28,184	28,530
Companhia Paranaense de Gás – COMPAGÁS	8,440	12,322
Assets and rights for sale	266	24,409
Collateral deposits NTD (Note 16.4)	27,214	16,805
Collateral deposits CIEN (Note 21.c)	8,000	—
IUEE – Municipal Governments (Note 21.a)	7,374	7,374
Installment payment – Onda	2,859	—
Compulsory loans	6,046	5,540
Other	247	3,513

	123,382	124,091

Financing of debts receivable – refers to financing of past due receivables from municipal Local Government, related to sales from December 1999 to December 2001, which were renegotiated at the end of 2001 to be paid in 24 monthly installment as from January 2002 subject to IPCA index.

The loan to Foz do Chopim Energética Ltda. signed on February 16, 2001, was made to finance the construction of Foz do Chopim hydroelectric power plant, and the respective transmission network. The loan is being repaid in 85 monthly installments, starting on February 20, 2002 and is subjected to interest of 6.3% per year plus the variation of TJLP (Brazilian Long-Term Interest Rate).

The loan to Compagás signed on July 3, 2000 was made to finance the continuity of the project, for construction and implementation of natural gas distribution networks. The loan is being repaid in 48 monthly installments; the first was paid on July 3, 2001, with interest of 7.5% per year plus TJLP (Brazilian Long-Term Interest Rate).

In the third quarter of 2002, the amount of R$ 22,770 was transferred from assets and rights for sale, due to the cancellation of the process of sale of properties to the Paraná State Government, after the suspension of the privatization process undergone by the Company, as established in Attachment V of the Sale Notice.

The caption Installment payment - Onda refers to a debt of R$ 4,317 related to Onda Provedor de Serviços S.A., which was turned into a financing to be paid in thirty-six (36) monthly installments as from October 2002, subject to monthly monetary variation based on the IGP-M (general market price index) and interest of 12% per year, since the first payment. Current portion of R$ 1,458 is recorded under other receivables.

13. INVESTMENTS

	December 31,

	2002					2001

	Investee’s	Investees’		Equity in	Total	Total
	shareholder’s	Net income	Ownership	Results of	Investment	Investment
	Equity	(loss)	(%)	investees	balances	balances

Investments accounted for under the equity method:
Sercomtel S/A – Telecomunicações (**)	242,780	18	45.0	(4,266)	109,250	114,817
Sercomtel Celular S/A (**)	38,810	2,750	45.0	772	17,465	17,493
UEG Araucária Ltda (**)	419	(520)	20.0	(116)	84	21,317
Advance for future capital increase	—	—	—	—	140,440	69,006
Dominó Holdings S/A (**)	404,684	46,715	15.0	7,007	60,703	56,410
Campos Novos Energia S/A (*)(***)	255,000	—	16.7	—	42,660	13,883
Advance for future capita increase	—	—	—	—	10,878	—
Companhia Paranaense de Gás – COMPAGÁS	36,602	2,455	51.0	1,094	18,667	17,573
Foz do Chopim Energética Ltda (*)	23,106	7,037	35.8	2,517	8,265	8,181
Centrais Elétricas Rio Jordão S/A (**)(***)	22,500	—	22.2	—	4,996	2,079
Tradener Ltda (**)	3,765	2,247	45.0	1,099	1,694	671
Centrais Eólicas do Paraná Ltda (*)	3,463	229	30.0	70	1,039	1,209
Escoelectric Ltda (*)	1,651	(28)	40.0	(64)	661	405
Carpocampel S/A (*)	741	119	49.0	58	363	305
Copel Amec S/C Ltda (*)	736	(312)	48.0	(129)	353	176
Braspower S/C Ltda (*)	499	(26)	49.0	(10)	244	(76)
Onda Provedor de Serviços S/A (*)	551	(2,631)	24.5	(189)	135	—
Companhia Nacional de Intervias – CNI (*)	—	(563)	50.0	(170)	—	484
Dona Francisca Energética S/A (**)	(15,226)	(166,251)	23.0	(37,195)	(3,507)	32,284
Advance for future capital increase	—	—	—	—	2,997	1,405

				(29,522)	417,387	357,622

Other investments:
Goodwill on investments, net of amortization:
Sercomtel S/A – Telecomunicações	—	—	—	—	22,708	26,936
Sercomtel Celular S/A	—	—	—	—	3,123	3,702
Tax incentive:
FINAM	—	—	—	—	40,046	40,046
FINOR	—	—	—	—	9,870	9,870
Reserve for tax incentive losses	—	—	—	—	(8,310)	(8,310)
Assets for future sale	—	—	—	—	8,837	8,821
Other	—	—	—	—	3,918	4,731

				—	80,192	85,796

				(29,522)	497,579	443,418

(*) Unaudited;

(**) Audited by other independent auditors;

(***) In pre-operating phase;

The equity in results of investees, in addition to the equity pick-up on investees’ net income (loss), also includes transactions recorded by the investees in their shareholders’ equity, such as tax incentives and other.

UEG Araucária, with installed capacity of 484.3 MW, started its commercial operations on September 27, 2002, due to the conclusion of its installation work.

On May 15, 1998, COPEL acquired 45% of Sercomtel S/A – Telecomunicações total shares and 45% of Sercomtel Celular S/A total shares, both public telecommunication companies for the municipalities of Londrina and Tamarana, in the State of Paraná. The total amount paid for both companies was R$ 186,000, resulting in total goodwill of R$ 48,103, which is being amortized over 10 years, based on the expected future return generated by the investments.

Up to June 30, 2001, the Company accounted for the investment in Dominó Holdings S.A. under the cost method. Effective July 1, 2001, with the creation of the wholly-owned subsidiary Copel Participações S/A, the referred investment became relevant for that wholly-owned subsidiary, as established by CVM Instruction No. 247/1996, therefore started being accounted for under the equity method. According to that CVM Instruction, the effect of the change in the valuation criteria, amounting to R$ 14,442, was recorded as non-operating expenses (income). Domino Holdings currently has 39.71% of total shareholder’s equity of Companhia de Saneamento do Parana – SANEPAR.

On October 25, 2002, Dona Francisca Energética S.A. recognized the amount of R$ 179,000 (R$ 118,000 net of tax effects) as valuation allowance related to the accounts receivable recorded on revenues lost as a result of the energy sold in the MAE. The allowance was reflected in the net income of the Company under the equity method.

On February 5, 2002, the 8th Annual Shareholders’ Meeting of Companhia Nacional de Intervias – CNI approved the total spin-off of its assets among the shareholders and the dissolution of the company. As a result, CNI’s spin-off portions, represented by shares held in Onda — Provedor de Serviços S.A., equivalent to 49% of its total capital total, were paid to its shareholders according to their respective ownership percentage. As of December 31, 2002, COPEL held 24.5% of Onda’s total voting capital.

Tax incentives are investments approved by the Federal Government in underdeveloped regions of Brazil or in specific projects, which are available to Companies without additional cost upon the payment of taxes. The accumulated gross amount recorded as of December 31, 2002 and 2001 was R$ 49,916, with a provision for losses in the amount of R$ 8,310 in 2002 and 2001.

14. PROPERTY, PLANT AND EQUIPMENT

	December 31,

	2002			2001

	Monetarily
	Adjusted	Accumulated
	Cost	Depreciation	Net	Net

In service:
Generation	4,146,360	(1,183,980)	2,962,380	3,046,297
Transmission	1,176,405	(338,314)	838,091	818,385
Distribution	2,733,076	(1,200,758)	1,532,318	1,495,005
Telecommunications	194,681	(64,485)	130,196	127,634
Administration	424	(136)	288	302

	8,250,946	(2,787,673)	5,463,273	5,487,623

Construction work in progress:
Generation	211,045	—	211,045	168,336
Transmission	81,029	—	81,029	78,753
Distribution	201,290	—	201,290	183,628
Telecommunications	10,939	—	10,939	14,678

	504,303	—	504,303	445,395

	8,755,249	(2,787,673)	5,967,576	5,933,018

Special obligations	(633,414)	—	(633,414)	(599,417)

	8,121,835	(2,787,673)	5,334,162	5,333,601

The principal annual depreciation rates, in accordance with ANEEL Resolution No. 44/1999, and Ministry of Communications Ordinance No. 96 of March 17, 1995, are as follows:

%

Equipment	10.0
Reservoirs, dams and water mains	2.0
System structure and conductor, and power transformer (transmission)	2.5
System structure and conductor, and transformer (distribution)	5.0
Capacitors and distribution switches	6.7
Energy and transmission equipment (telecommunications)	10.0
Overhead and underground cables, wiring and private switching center	10.0

a. Expropriation

Certain properties required for the implementation of the Company’s projects, specifically those necessary for the construction of dams and transmission lines, have been expropriated pursuant to specific legislation and are subject to compensation, negotiations and settlement with their prior owners. Because of the difficulty in arriving at precise cost estimates and the time required to obtain court decisions when out-of-court negotiations are unsuccessful, the cost of each is determined only at the end of the expropriation process and is then capitalized as part of property, plant and equipment.

b. Assets related to the concessions

In accordance with articles 63 and 64 of Decree No. 41,019 of February 26, 1957, assets and installations used in the generation, transmission and distribution of electric energy are linked to these services and cannot be retired, sold or pledged in guarantee without the prior written approval of ANEEL. ANEEL Resolution No. 20/99 regulates the Electric Energy Utility Concession assets, giving prior authorization for not restricting assets not tied to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account and invested in the concession.

c. Special Obligations

These are obligations linked to the Electric Energy Public Service Concession and represent funds provided by the Federal Government and consumers, as well as certain unconditional donations and grants for investments in the electric energy public service in the distribution activity. The maturity of these special liabilities is established by the regulatory authorities for production, transmission and distribution concessions, and by the end of the concession such amount will be off-set against the net book value of related assets.

	December 31,

	2002			2001

	Transmission	Distribution	Total	Total

In service:
Consumers’ contribution	7,139	557,133	564,272	541,599
Federal Government	—	1,139	1,139	1,139

	7,139	558,272	565,411	542,738
Construction in progress:
Federal Government	—	68,003	68,003	56,679

	7,139	626,275	633,414	599,417

These special obligations are directly linked to the additions made to property, plant and equipment in service, and do not represent actual financial liabilities for the Company. The percentage of depreciated assets linked to special liabilities is 20.27% for COPEL Transmissão (15.27% in 2001) and 53.14% for COPEL Distribuição (51.04% in 2001).

15. SUPPLIERS

	December 31,

	2002	2001

Transmission network use charges:
Connection	1,761	146
Basic network	20,720	15,248
Energy transmission	1,800	1,683

	24,281	17,077

Electricity suppliers:
ANDE (Paraguay)	5,208	3,843
Eletrosul (Itaipu)	80,621	70,210
Concessionaires - MAE (Note 21.b)	5,038	161,268
CIEN - short term (Note 21 c(i) and 25.a)	100,198	—
CIEN - long term (Note 25.a)	6,326	—
UEG Araucária Ltda (Note 25.d)	3,836	—
Other concessionaires	4,235	818

	205,462	236,139

Supplies and services:
Billed	10,733	12,296
Unbilled	14,732	5,332

	25,465	17,628

	255,208	270,844
Less: Current Liabilities	(248,882)	(270,844)
Total Long-term Liabilities	6,326	—

16. LOANS AND FINANCING

	December 31,

	2002				2001

			Long
	Current portion		Term

		Accrued
		Interest
	Principal	And fees	Principal	Total	Total

FOREIGN CURRENCY:
Eurobonds (1)	—	8,756	529,995	538,751	353,810
IDB (2)	31,720	7,131	238,853	277,704	192,267
Euro-Commercial Paper Program (3)	—	—	—	—	152,339
National Treasury Department (4)	6,621	2,452	214,244	223,317	150,587
Banco do Brasil S.A (5)	7,363	900	44,209	52,472	35,654
Eletrobrás (6)	5,604	10	127	5,741	11,471

	51,308	19,249	1,027,428	1,097,985	896,128

LOCAL CURRENCY:
Eletrobrás (6)	44,332	24	402,818	447,174	476,925
BNDES (7)	4,906	70	9,813	14,789	19,013
Banco do Estado do Paraná S.A.- Turnkey (8)	974	6	1,315	2,295	7,014
FINEP (9)	3,818	21	—	3,839	8,631
Other commercial banks (10)	2,115	12	1,097	3,224	4,407
Fundação Copel (11)	16,143	—	—	16,143	32,518

	72,288	133	415,043	487,464	548,508

	123,596	19,382	1,442,471	1,585,449	1,444,636

(1)	Eurobonds – Consists of Eurobonds issued on May 2, 1997, maturing on May 2, 2005, equivalent to US$150,000, subject to interest of 9.75% paid semi-annually, starting on November 2, 1997. The bonds were subject to early redemption on May 2, 2002, at the option of COPEL or of the investors. The Company renegotiated the debt to avoid the significant impact of the accelerated maturity. The renegotiation was concluded on May 2, 2002, and maturity was maintained at May 2, 2005, with the same interest rate and payment conditions. This contract has certain debt covenants as follows:

•	Holders of at least 20% of the principal of outstanding Eurobonds may notify COPEL and the Trustee that these bonds are past-due, and the principal plus accrued interest should be paid in case: (i) the Company or any subsidiary sell or desist from carrying on the business conducted by them on the Eurobonds’ issuance date; or (ii) any substantial change in the nature of business occurs; or (iii) the State of Paraná ceases to hold at least 51% of the Company’s voting capital;

•	The EBTIDA/ cash interest expense for the twelve month period ending on the last day of any fiscal quarter (consolidated) should be, at least, 2.5; and the Total Funded Debt/EBTIDA ratio for the twelve month period ending on the last day of any fiscal quarter should not be greater than 3.25.

As of December 31, 2002, the Total Funded Debt to EBITDA ratio was 3.70:1 and, on March 31, 2003, the EBITDA to Cash Interest Expense ration and the Total Funded Debt to EBITDA ratio were 1.32:1 and 7.37:1, respectively. Consequently, the Company is in breach of both of these covenants, which has resulted in events of default under the Notes. The most significant factors in the failure to comply with the Total Funded Debt to EBITDA ratio at December 31, 2002 were (a) the adverse effect on our indebtedness of the depreciation of the Brazilian currency, the real, against the U.S. dollar, and (b) the adverse effects on our margins of payments made for capacity and energy purchases under agreements with Araucária and Cien. At March 31, 2003, the failure to comply with both ratios was mainly due to the adverse effects on the Company’s margins of accruals made for capacity and energy purchases under agreements with Araucária and Cien. The Company’s lenders have not declared the Company in default and have allowed the Company to remain in violation of these agreements thus far. The Company is currently negotiating with its creditors in order to obtain waivers from them with regard to these events of default. In addition, the Company is taking actions in order to cure these events of default. If our lenders elect to accelerate, however, the Company will not have sufficient cash reserves to pay the amounts owed under the notes. In such case, the Company would need to seek additional financing, but there is no assurance of obtaining such financing.

(2)	IDB (Inter-American Development Bank) - Consists of a loan for the Segredo hydroelectric power plant and Rio Jordão deviation project, guaranteed by the Federal Government, which as of January 15, 1991 amounted to US$135 million. Interest and principal payments are due semi-annually to 2011 and interest is calculated according to a rate determined by the institution each year, which in the last quarter of 2002 was 5.27% per annum (6.29% in 2001). The loan is guaranteed by statutory liens on the financed assets and mortgage guarantee, in addition to the co-guarantee of the Federal Government. The contract has debt covenants such as liquidity ratio (current assets/current debt) of 1.2:1, total non-current debt to shareholders’ equity ratio under 0.9:1 and restrictions on the acquisition of new debt if the liquidity ratio is less than 1.5. The Company is in compliance with these financial covenants.

Other requirement includes:

•	The Company should take proper measures to obtain tariffs which could cover all operating costs;

•	The Company is prohibited from acquiring its own shares and distributing any part of its capital without the bank’s prior authorization;

(3)	Euro-Commercial Paper Program - Notes issued outside Brazil to finance working capital. The Euro-Commercial Paper Program was established in March 1995, issued with a discount to face value and subject to interest of 8.50% annually. The remaining tranche was paid on May 17, 2002.

(4)	National Treasury Department (NTD) — The debt classified as National Treasury Department which terms and payment conditions were established as part of the Brazilian foreign debt restructuring, under

Law 4,131/62, signed on May 20, 1998, in the context of the Brady Plan, is as follows:

		Year in which		December 31,
	Maturity	amortization	Amortization
Bond type	(years)	Begins	(in installments)	2002	2001

Par Bond (a)	30	2024	One payment at maturity	56,361	35,573
Capitalization Bond (b)	20	2014	21 semi-annual	50,569	27,807
Debt Conversion Bond (c)	18	2012	17 semi-annual	45,409	24,976
Discount Bond (d)	30	2024	One payment at maturity	39,126	27,374
EI-Bond (Interest Bonds) (d)	12	2006	19 semi-annual	13,413	14,389
New Money Bonds (c)	15	2009	17 semi-annual	9,151	13,235
FLIRB (d)	15	2009	13 semi-annual	9,288	7,233

Total				223,317	150,587

The annual interest rates and amortization are as follows:

(a) From 4.0% in the first year to 6.0% at maturity;

(b) From 4.0% in the first year to 8.0% at maturity;

(c) Six-month LIBOR + 7/8% annually;

(d) Six-month LIBOR + 13/16% annually;

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the nonpayment of any financing installment, the credits to be made to its account receivable for own revenues, up to a limit sufficient to cover the payment of installments and other charges payable at each maturity. For Discount Bonds and Par Bonds, there are collateral deposits of R$ 10,981 and R$ 16,233 (R$ 6,929 and R$ 9,876 in 2001), respectively, accounted for in long-term receivables and other (Note 12).

(5)	Banco do Brasil S.A. – Consists of a loan in Japanese Yen for the gas thermoelectric substation of the Salto Caxias plant, with amortization in 20 semi-annual installments, beginning March 7, 2000, subject to and interest of 2.8% per year. The debt is guaranteed by COPEL’s accounts receivable, in case of default.

(6)	Eletrobrás – Consists of loans funded by Fundo de Financiamento da Eletrobrás - FINEL for the expansion of the generation, transmission and distribution systems. Amortization started on June 30, 1996 and the final maturity is in August 2021. Interest of 6.5% per year and principal are paid on a monthly basis restated by the FINEL (Eletrobrás financing rate) index. The foreign currency contract, repassed to COPEL Geração is subject to interest of 0.8125% over six-month LIBOR rate, with guarantee linked to COPEL revenue. The contract repassed to COPEL Distribuição S.A., with funds from BIRD, is subject to interest of 6.49% per year paid semi-annually; the amount released was US$ 30 of a US$ 3,000 credit, and the difference will be used starting December 31, 2003; the amount is guaranteed by the Federal Government. All contracts with Eletrobrás have the following debt covenants, which are being fulfilled by the Company:

•	Commitment, until the final settlement of total agreement-related debts, not to assume other commitments exceeding 5% of its fixed assets and/or increase its indebtedness to a level above 66% of its fixed assets;

•	Commitment to comply with Eletrobrás notice within 24 hours, in order to review collaterals in case of borrower privatization, under penalty of immediate debt settlement.

(7)	BNDES - Consists of a loan with 99 installments, starting on October 15, 1997, with TJLP (limited to 60%) plus 6% annual interest rate, used to finance the Rio Jordão deviation project (Segredo Electric Power Plant). The loan is collateralized by COPEL’s accounts receivable, in case of default.

(8)	Banco do Estado do Paraná S.A – Turnkey Suppliers - Consists of several contracts from September 2, 1996 with 48 monthly installments (principal + interest) starting on July 15, 1997. The interest rate is based upon the TJLP (limited to 60%) plus a floating spread between 3.5% to 6% per annum. The loans were used to finance the electricity distribution network and are secured by a portion of COPEL’s accounts receivable.

(9)	FINEP - Consists of a loan dated September 13, 1996, to finance the Company’s laboratory equipment. Interest and principal payments are due in 49 monthly installments, beginning on September 15, 1999, with interest based on TJLP (limited to 60%) plus 6% annual interest, guaranteed by the State of Paraná.

(10)	Other commercial banks - Loans with commercial banks to finance the acquisition of electrical components, investments in distribution and transmission networks, and in renegotiation of part of Company’s debts. The loans are subject to interest from 5% to 12% per year, and indexed based on TJLP, Brazilian reference interest rate - TR and general market price index - IGP-M, and are guaranteed by chattel mortgage and the Company’s revenues.

(11)	Fundação Copel - On March 30, 2001, the Company purchased from Fundação Copel part of the buildings, which were leased from Fundação. The amount negotiated was established based on individual appraisal reports of the buildings, made by a specialized firm. The agreement between the parties establishes that Copel will pay for the buildings in 30 monthly installments, calculated based on the method price of amortization, with interest rate of 6% per year plus monthly restatement based on the variation of INPC – national consumer price index. The first payment was made on April 30, 2001, and guarantee is provided based on promissory notes and agreements.

a. Composition of Loans by Foreign Currency and Index Rates applied to Currency Debt:

	December 31,

	2002	2001

Foreign currency
U.S. dollars	767,809	668,207
Japanese Yen	52,472	35,654
IDB – Currency pool	277,704	192,267

	1,097,985	896,128

Local currency
TR – Brazilian Reference Interest Rate	2,296	3,267
URBNDES and TJLP- Long Term Interest Rate	20,778	34,897
IGP-M – General Market Price Index	1,072	900
UFIR – Fiscal Reference Unit	20,939	20,249
FINEL – Eletrobrás Financing Rate	426,236	456,677
INPC – National Consumer Price Index	16,143	32,518

	487,464	548,508

	1,585,449	1,444,636

b. Variations in foreign currencies and index rates used in the Company’s loans and financing in relation to the Brazilian Real:

	Year Ended December 31,

	% change (rounded)

	2002	2001

Foreign currency
U.S. dollar	52.27	18.67
Japanese yen	68.18	3.66
IDB – currency pool	7.17	(4.25)
Index rates
TR – Brazilian Reference Interest Rate	2.85	2.41
TJLP- Long Term Interest Rate	9.88	9.5
IGP-M – General Market Price Index	25.30	10.38
FINEL – Eletrobrás Financing Rate	4.68	2.18
INPC – National Consumer Price Index	14.74	9.44

c. Maturity of the Principal of Long-term Loans and Financing:

2002

	Foreign	Local
	Currency	Currency	Total

2004	55,867	45,409	101,276
2005	585,868	42,630	628,498
2006	53,971	36,714	90,685
2007	52,069	35,172	87,241
2008	52,069	33,986	86,055
After 2009	227,584	221,132	448,716

	1,027,428	415,043	1,442,471

d. Summary of changes in loans and financing:

	Foreign currency		Local currency

	Current	Long	Current	Long
	portion	term	portion	term	Total

Balances as of December 31, 2000	208,181	625,439	67,493	478,639	1,379,752
Proceeds – new loans	168,806	59	—	64,112	232,977
Interest	77,150	—	46,947	—	124,097
Monetary and exchange variations	36,424	103,888	2,607	10,516	153,435
Transfer from long term to Current portion	34,631	(34,631)	93,568	(93,568)	—
Payments	(323,819)	—	(121,806)	—	(445,625)

Balances as of December 31, 2001	201,373	694,755	88,809	459,699	1,444,636

Proceeds – new loans	—	—	—	6,370	6,370
Interest	82,137	—	43,423	—	125,560
Monetary and exchange variations	46,368	365,661	3,831	19,242	435,102
Transfer from long term to current portion	32,988	(32,988)	70,268	(70,268)	—
Payments	(292,309)	—	(133,910)	—	(426,219)

Balances as of December 31,2002	70,557	1,027,428	72,421	415,043	1,585,449

17. DEBENTURES

The issuance of simple debentures was approved at the 156th Extraordinary Shareholders’ Meeting of February 19, 2002, and concluded on May 9, 2002, with full subscription in the amount of R$ 500,000, divided into 3 series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a 5-year validity term and maturity on March 1, 2007. The 1st series may be renegotiated in March 2004, and the 2nd series in March 2005.

Debentures are non-preferred (negotiable), for which COPEL’s wholly owned subsidiaries were jointly and severally liable. These debentures are registered and nonconvertible into shares. These funds were used in part of the settlement of Euro-Commercial Paper and will also be used in the wholly-owned subsidiaries’ investment programs from 2002 to 2004.

The remuneration of the 1st and 2nd series will be equivalent to the average rate of One-Day Inter-financial Deposits, called DI rate, “over extra group” (overnight deposits in unrelated financial institutions), expressed as annual percentage, base 252 days, calculated and issued by the Clearinghouse for the Custody and Financial Settlement of Securities - CETIP (DI rate), capitalized by spread of 1.75% per year. These debentures will be paid semi-annually on the first business day of March and September. The nominal unit value of the 3rd series debentures will be remunerated as from the issuance date, March 1, 2002, based on the IGP-M index published by Fundação Getúlio Vargas, considering the number of days, and subject to interest of 13.25% per year. Interest will be annually paid at the first business day of March, restated based on the IGP-M in a single installment, together with the principal.

As of December 31, 2002, balance is as follows:

	December 31, 2002

	Current portion	Long Term
	Interest	Principal	Total

Local Currency
Debentures	55,161	573,683	628,844

	55,161	573,683	628,844

18. TAXES ON SALES AND OTHERS

	December 31,

	2002	2001

ICMS (a)	93,318	11,004
COFINS and PASEP (b)	19,617	17,645
INSS included in REFIS, net of payments (c)	30,598	34,541
Other	794	480

	144,327	63,670

     a.     ICMS

Of the total R$ 93,318, R$ 24,684 (R$ 22,000 – principal and R$ 2,684 – interest and monetary restatement) refers to transactions involving purchase of ICMS credits, previously offset and cancelled by the Paraná State Government (Note 30.d).

     b.     PASEP

Effective December 2002, Law No. 10,637/02 established new criteria for PIS/PASEP calculation at the rate of 1.65% (formerly 0.65%). For calculation purposes, the Company is entitled right to credit related to the purchase of assets and services and costs and expenses incurred as from December 2002.

     c.     Tax Recovery Program – REFIS

In 2000, the total debt included in the Tax Recovery Program – REFIS, instituted by Law No. 9,964 of April 10, 2000, was R$89,766, originating from liabilities with the INSS. Of this amount, R$ 45,766 related to interest and fines has been paid with credits arising from income and social contribution tax loss carryforwards acquired from third parties. The Company renegotiated REFIS for payment in 60 months; however, it has not yet been approved by the proper agencies. Accordingly, the total debt is recorded in current assets. Through December 31, 2002, 34 installments had been settled by COPEL. The amount of these installments was calculated based on total debt according to the installment payment period, plus adjustment based on the TJLP (Brazilian long-term interest rate).

19. REGULATORY CHARGES

	December 31,

	2002	2001

Global reserve for reversion quota – RGR (a)	5,109	13,926
Compensation for land usage (b)	9,254	8,030
Fuel usage quota – CCC (c)	12,697	11,111
ANEEL inspection fare	565	691
FUST and FUNTTEL taxes	14	28
Emergency capacity charges (note 6.a)	11,640	—

	39,279	33,786

     a.     Global Reserve for Reversion Quota - RGR

The global reserve for reversion quota (the “RGR Fund”) is as a fund managed by Eletrobrás, as an agent of the Federal Government, for the purposes of reversion of electricity companies’ investments when their concession periods expire. It is calculated as 2.5% of assets in service, limited to 3% of total operating revenues net of value-added tax on sales to final customers. Eletrobrás is authorized to provide financing to concessionaires based on the amount contributed to the reserve.

The annual difference in the Global Reserve for Reversion quotas for 2000 is being paid according to ANEEL Instruction No. 32, of January 28, 2002.

COPEL’s subsidiaries are awaiting ANEEL’s definition as to the amounts and payment terms related to RGR differences in 2001. Due to this lack of definition, an amount of R$ 2,973 has been recorded as other long-term liabilities.

     b.     Compensation for Land Usage

Compensation for land usage represents payment to the state and municipalities for expropriation of land for plant construction.

     c.     Fuel Usage Quota - CCC

The fuel usage quota represents contributions made by the electric concessionaires to finance the cost of fuel used in the thermoelectric energy generating process in the Brazilian energy system.

20. OTHER ACCRUED LIABILITIES

	December 31,

	2002	2001

Consumers:
Public lighting fee collected(a)	11,063	11,884
Advance billings of electric powers (b)	568	12,094
Low-income consumers (note 6.b)	7,071	—
Advances from consumers – VAT credit	5,161	1,091
Other consumers	2,468	1,438

	26,331	26,507
Other accounts payable:
Collateral deposits	74	386
Compulsory loans – Eletrobrás	2,930	4,905
Insurance premium payable	1,669	—
Other	3,610	138

	8,283	5,429

	34,614	31,936

     a.     Public lighting

Refers to amounts collected by COPEL through customers’ electricity bills, payable to municipal governments for public lighting services provided. After the collection, the amount is passed on to municipal governments through monthly matching of accounts.

COPEL provides this service to almost all cities of the State of Paraná, according to the agreements between the Company and each municipal government.

     b.     Advance Billings of Electric Power

Refers to the pre-sale of energy to industrial consumers in accordance with DNAEE Ordinance No. 173, dated September 27, 1989. These obligations are subject to monetary restatement based on the higher of TR (Brazilian Reference Interest Rate) or the Company’s average tariff increase. Repayment is due in periods from 18 to 120 months and is offset against the customers’ monthly bills.

21. COMMITMENTS AND CONTINGENCIES

     a.     Accrual for contingencies and judicial deposits

The accruals for labor, civil and tax contingencies were recorded based on the opinion of the Company’s legal counsels considering the maximum probable loss. The Company also made court escrow deposits of equivalent or lesser amounts pending final legal position.

	December 31,

	Judicial deposits (Long-term assets)		Accrual (Long term liabilities)

	2002	2001	2002	2001

Labor a(i)	18,670	12,005	78,270	50,605
Civil:
Customers a(ii)	6	6	14,989	12,976
Land expropriation a(iii)	4,331	1,415	53,127	42,838
IUEE – municipal governments a(iv)	—	—	7,374	7,374

	4,337	1,421	75,490	63,188
Tax:
COFINS a(v)	—	—	197,549	197,549
PASEP a(vi)	30,513	28,319	30,731	28,537
INSS a(vii)	38,245	1,485	10,001	8,500

	68,758	29,804	238,281	234,586
Other judicial deposits a(viii)	3,794	3,340	—	—

	95,559	46,570	392,041	348,379

          a(i) Labor contingencies

Refer to labor lawsuits in progress for which the Company, based on the opinion of outside law firm and Company’s lawyers, recognized a reserve for probable losses.

          a(ii) Customers – rate litigation

The Company is a party to lawsuits in which certain industrial consumers are challenging the constitutionality of the rate increase based on DNAEE Ordinances No. 38 and No. 45, of January 27, 1986 and March 4, 1986, respectively, which became effective during the Brazilian government’s “Cruzado Plan”, and claiming refunds of the amounts involved. It is not possible to anticipate the final outcome of these lawsuits, although several other companies have obtained partial success. The Company recognized an accrual of R$ 14,989 (R$12,976 in 2001) to cover probable losses on these lawsuits, regarding the rate difference charged from industrial consumers in the period from March to November 1986, plus charges on late payments. The amount is considered sufficient to cover probable losses.

          a(iii) Land expropriation

Lawsuits brought by owner whose land were expropriated for the installation of Company’s projects, specifically those necessary for the construction of dams and transmission lines.

          a(iv) IUEE – Municipal Governments

Lawsuits with probable loss in the medium term, in which some municipalities claim the reimbursement of part of the funds from the Imposto Único sobre Energia Elétrica – IUEE (Single Tax on Electric Energy) that, would have been destined to them. Since COPEL was only the collecting agent as this tax was of the responsibility of the State of Paraná the Company has provided for this contingency against a long-term account receivable from the State Government (see Note 12).

          a(v) COFINS

The contributions to the FINSOCIAL Program (a program for financing of public assistance activities) were calculated based on the Company’s operating revenues. Its rate increased over time from 0.5% to 2.0% until such contribution was terminated in 1991. The COFINS contribution was introduced immediately after the discontinuation of the FINSOCIAL contribution and has the purpose of financing social security. The Company claimed that these contributions violate the Brazilian Constitution, which provides that electric utility companies are subject only to income tax, value-added tax and taxes on imports and exports.

On August 18, 1998, the Federal Court of Appeals, 4th Region, issued a judgment granting COPEL immunity from COFINS levied on electric energy operations. On August 10, 2000, the Federal Government requested a new trial to annul such judgment. The Company was summoned on November 21, 2000, thus raising the issue of the loss of the exemption. On December 14, 2000, the lawsuit was concluded for the Judge, appealed by COPEL, based on conclusive opinions of renowned jurists on the dismissal of the original judgment.

Conservatively, as of December 31, 2002, the Company maintained an accrual for its exposure on these matter in the amount of R$197,549.

          a(vi) PASEP

According to legislation, Brazilian companies are required to pay contributions either to the PIS Program (Program for Social Integration) or to the PASEP Program (Program for the Establishment of Public Employee’s Patrimony), depending on its classification as privately or Government-owned, respectively. Being a mixed-capital corporation, and based on the Brazilian Constitution, which provides that public service concessionaires should be treated as private sector companies for tax purposes, the Company believed that it should contribute to the PIS Program, although the Federal Government has stated that it should contribute to the PASEP Program. The rates and basis for calculation of such contributions have changed over time and differ from one another, resulting in significant differences in the final amounts due.

In 1999, the Company adopted the benefits of the Provisional Measure (“Medida Provisória”) No. 1,858-8, dated August 27, 1999 (up dated by the Provisional Measure No. 2,037 of December 21, 2000), which provided for abatement of penalties if the Company paid the taxes and abandoned the judicial proceedings. A portion of the total balance deposited in a judicial escrow account in the past was already refunded to the Company in 1999 and the related reserve was reduced based on original values of the claim. The remaining balance of R$ 30,731 (R$ 28,537 in 2001) refers to interest and fines on the same subject which are still being reviewed by the Judicial Court, for which COPEL is waiting for the final court decision on the residual amount to be refunded.

          a(vii) INSS

During 2001 the Company received tax assessment in connection with various aspects of the Social Security (INSS) legislation, mainly regarding vacation premium, amounts payable as indemnity to employees, social security co-responsibility with contractors, and failure in retention of INSS contribution of contracted independent workers.

The Company has initiated a judicial proceeding against this assessment and based on the risk evaluation of its legal advisors estimates that its maximum exposure in this matter would be approximately R$ 10,001 as of December 31, 2002, which was recorded as a liability. The amount of R$ 278,000, which is represented mostly by contingencies related to INSS on third-party services, was classified as “possible loss” by the referred legal advisers, and therefore was not provided for in the consolidated financial statements.

          a(viii) Other contingencies and judicial deposits

The Company is a party to other administrative and judicial lawsuits related to environmental, tax, civil and labor matters, which were also analyzed by independent counselors. Management considers that these lawsuits will not have a material effect on the Company’s financial position and, therefore, did not recognize an accrual for them.

        b. Wholesale energy market - MAE

Amounts related to the sale of electric energy by COPEL Distribuição in 2000, 2001 and the first quarter of 2002 were recognized by the Company based on estimates prepared by the Company and information provided by the MAE . These amounts were calculated under criteria and data set forth in ANEEL Decision No. 288/2002 and ANEEL Resolution No. 395/2002, and the Company has already contested these decisions at the administrative and judicial levels.

The Company’s claim involves the partial sale of energy from Itaipu in the Southern and Southeastern sub-markets to comply with the bilateral agreements of electricity sales to distributors and industrial customers during the rationing period in 2001, when there was a significant difference in the prices of spot market energy. As of December 31, 2002, the estimated amount of calculation differences is approximately R$ 361,000, which has not been recognized by the Company on its books.

On August 27, 2002, the Company obtained a favorable injunction issued by the Federal Regional Court - 1st Section, in order not to consider the new accounting set forth in ANEEL Decision No. 288 and ANEEL Resolution No. 395.

Management, based on the opinion of its legal counsel, considers that the probability of loss in this lawsuit is remote.

Accumulated balances related to transactions performed by the Company, are as follows:

	December 31,

	2002			2001

	COPEL	COPEL
	Geração	Distribuição	Total	Total

Current Assets (note 6):
From September 2000 to September 2002	4,508	—	4,508	65,036
From October to December 2002	—	1,800	1,800	—

	4,508	1,800	6,308	65,036
Current liabilities (note15):
From September 2000 to December 2001	—	—	—	(161,268)
From October to December 2002	(5,038)	—	(5,038)	—

	(5,038)	—	(5,038)	(161,268)

MAE, net balance	(530)	1,800	1,270	(96,232)

In October and November 2002, ANEEL established rules related to the settlement of operations involving purchase and sale of electric energy in the context of MAE, as well as the monetary adjustments (variation of the IGP-M issued by Fundação Getúlio Vargas) to be applied on these unsettled operations. The amounts related to sales in the MAE have not been subject to any monetary adjustments. On December 30, 2002, 50% of the net balance receivable or payable related to the period from September 2000 to September 2002, was settled pursuant to article 1 of ANEEL Resolution No. 763/2002. The credits were effectively paid/received to/by grantors on January 3, 2003.

     Changes in spot-market energy amounts (MAE), which were settled on December 30, 2002, are as follows:

		2002
	Balance			Balance before	Settlement	Amounts pending
	12/31/2001	Additions	Reversal	Settlement	12/30/2002	settlement

Receivable (payable)
2000	25,000	612	(2,104)	23,508	(11,754)	11,754
2001	40,036	—	(36,843)	3,193	(272)	2,921
2001	(161,268)	—	41,574	(119,694)	59,847	(59,847)
Jan to Sept 2002	—	158,733	(59,924)	98,809	(50,729)	48,080

	(96,232)	159,345	(57,297)	5,816	(2,908)	2,908
Amounts (received) and pending settlement					(1,308)	1,600

Unsettled portion from periods prior to September 2002						4,508

From October to December 2002:
Receivable	—	1,800	—	1,800	—	1,800
Payable	—	(5,038)	—	(5,038)	—	(5,038)
Balance receivables as of 12/31/2002						6,308
Balance payable as of 12/31/2002						(5,038)

MAE net balance						1,270

The remaining balance will be settled after the conclusion of the audit work contracted for this purpose. According to MAE rules, the balance receivable related to the first unpaid installment in the amount of R$ 1,600 should be renegotiated between the sector companies. The success of this negotiation is dependent upon the companies’ financial ability to honor their commitments.

        c. Commitments

                     c(i). CIEN Agreement

COPEL and CIEN entered into two “take or pay” agreement of 400 MW each, totaling 800 MW of firm capacity and associated energy.

The period of supply of firm capacity and associated energy is 20 years, as from the date of CIEN’s Interconnected Transmission System commencement of commercial operations, renewable for a period of 10 years, as long as authorized by ANEEL.

In case of Agreement termination, including termination for public interest reasons, COPEL will be liable to CIEN for the amount equivalent to CIEN’s acquisition costs of firm capacity and associated energy for a period of two years. The total and final amount payable by COPEL as indemnity to CIEN cannot exceed the amount of R$ 240,000 (including both contracts), adjusted based on IGP-M, as from December 1998, base date of contractual prices (equivalent to R$ 438,000 as of December 31, 2002), added by a termination fine in the same amount, in case of extra-judicial notice between the parties, which to date has not occurred.

COPEL Distribuição has collateral deposits with financial institutions, in the amount of R$ 8,000 as of December 31, 2002, which should be maintained until the expiration of the respective contracts (Note 12).

The Company is negotiating with CIEN, with the purpose of reaching an agreement on the noncompliance with contractual losses.

             c(ii). UEG Araucária Agreement

COPEL entered into an agreement with UEG Araucária to purchase for exclusive sale the total initial guaranteed energy in the amount of 484.3 MW. The responsibility for the operation and maintenance of UEG Araucária was assumed by COPEL on September 27, 2002, when the power plant commenced its commercial operations.

The agreement has been in effect since the date of its execution (May 31, 2000) and is valid for 20 years since the commencement of the commercial operations, renewable as mutually agreed between the parties.

The agreement already provides for adjustments based on IGP and TJLP variations and/or exchange variation. The monthly payment refers to initial guaranteed energy, valued by energy purchase price for the month, plus insurance costs.

In case the agreement is terminated due to default by COPEL, UEG Araucária may opt for transferring the power plant to COPEL, and COPEL will pay to UEG Araucária “the Fair Value of the Power Plant” or “the Present Value of Monthly Payments” still due under the agreement, at a 7% discount rate per year, plus taxes or other tax liabilities.

In April 2003, UEG Araucária summoned the Company to the “International Court of Arbitration of the International Chamber of Commerce in Paris – (the International Chamber)” with the purpose of promoting the arbitration of outstanding payments and contractual default, as well as claiming that the purchase price of the plant is US$ 827.4 million, which Araucária contends is the discounted present value of the capacity payments. On June 3, 2003, the Company granted an injunction against UEG Araucária, with the objective of suspending the process initiated by the request for arbitration submitted by Araucária to the International Chamber. The Company’s action had a further goal of declaring any eventual arbitration agreement null. According to the injunction, UEG Araucária is ordered to suspend the arbitration proceeding that they initiated, under penalty of a daily fine.

             c(iii). Compagás Agreement

According to the agreement for sale of natural gas, dated May 31, 2000, COPEL should receive, purchase and pay Compagás for 2,100,000m3/day of natural gas destined exclusively for consumption by UEG Araucária for generation of electric energy.

The agreement is valid for 20 years, as from the initial supply on September 27, 2002, renewable as mutually agreed upon the parties.

The price of gas at the delivery site will be the sum of three parts: one related to the commodity, one related to transportation and the third one related to Compagás’ margin. The total amount of this agreement is US$ 1.6 billion, over the 20 year period. Currently, the installments will be adjusted based on the “Producer Price Index, Industrial Commodities”, and the margin will be based on the IGPM variation.

In the event of a supply failure, Compagás will pay to COPEL fines up to the limit of US$ 4,300 per month, during a 12-month period. If payments are made with delay, they will be subject to a 2%-fine and monetary adjustment on a pro rata basis through the effective payment date, plus late payment charges of 1% per month.

22. PENSION AND HEALTH CARE PLANS

The Company sponsors a retirement pension plan (“pension plan”) and a health-care plan, for medical and dental assistance during and after employment for its employees and their dependents, (“health-care plan”) both administered by a separate entity, Fundação Copel, which operates in accordance with specific legislation and regulation in Brazil.

The funded status for both pension plan and health-care plan were as follows:

	December 31,

	2002			2001

	Pension	Health-care
	Plan	Plan	Total	Total

Fully or partially covered obligations	2,028,471	241,761	2,270,232	1,931,463
Actuarial (gains)/losses to be amortized	(180,441)	435	(180,006)	—
Fair value of plan assets	(1,391,345)	(18,427)	(1,409,772)	(1,261,145)

Total actuarial obligation balance	456,685	223,769	680,454	670,318
Unrecorded actuarial assets/(liabilities)	(16,032)	(1,072)	(17,104)	3,694

	440,653	222,697	663,350	674,012

Less: current liability	60,580	6,865	67,445	38,147
Total long-term liability	380,073	215,832	595,905	635,865

             Pension Plan

Up to December 31, 1997, the Company sponsored a “defined benefit” pension plan, which was changed into a new “defined contribution” pension plan, as approved at the shareholders’ meeting of October 15, 1998.

Due to the change in the former pension plan, the participant rights generated an obligation, which the Company agreed with Fundação Copel to pay in 240 monthly installments, beginning on February 1, 1999, indexed based on INPC (National Consumer Price Index) plus interest of 6% annually.

With the creation of wholly owned subsidiaries on July 1, 2001, the obligation generated in 1998, updated until that date by the interest and indexation in accordance with the agreement with Fundação Copel was formally transferred to them, with the same interest and index of the original agreement mentioned above, to be paid in 210 monthly installments, with maturity beginning August 1, 2001. As a guarantee, the sponsors authorized Fundação to restrict their bank account in case of default and the Company remained as guarantor of any deficit arising from the granting of benefits.

             Health-care Plan

Up to August 2001, medical assistance to employees and their dependents was provided directly by the Company, under the administration of Fundação Copel. After that date, the Company and its wholly owned subsidiaries implemented a new health-care plan for its employees and dependents, which is being funded by monthly contributions from both sponsors and employees, computed in accordance with Brazilian actuarial rules and criteria.

             CVM 371/2000 – Accounting for employee benefits

On December 13, 2000, the CVM enacted Deliberation 371 (“CVM 371/2000”), approving the Brazilian Institute of Independent Auditors – IBRACON Pronouncement on Accounting For Employees Benefits and establishing new accounting practices for computing, recording and disclosing the effects of post-retirement benefits plans in Brazil. The new practices are effective for the years starting on or after January 1, 2002, with the effects of the change required to be disclosed in the financial statements as of December 31, 2001.

In accordance with the CVM 371/2000, the recognition of initial effects of changes should be made in two ways, at the option of the Company: (a) in five years, starting in 2002; or (b) integrally as a prior year adjustment against the shareholders’ equity for the year ended December 31, 2001.

To recognize the accounting practices of CVM 371, COPEL adopted the following procedures:

(a)	For the pension plan, once its total obligation had already been recognized since 1998, when there was the curtailment in the former defined benefit pension plan and the inception of the new defined contribution plan, as mentioned above, the Company simply adjusted the obligation balances as of and for the year ended December 31, 2001, then accounted for based on the agreement with Fundação terms, to the obligation balances computed according to the criteria established by the referred CVM 371/2000, reflecting all the impacts in income, in the amount of R$ 72,857.

(b)	For the health-care plan the Company opted to recognize for its initial effects integrally against shareholders’ equity, as a prior year adjustments, net of income taxes, as allowed by the CVM in the amount of R$ 159,949.

In addition, to ensure the viability of this new health-care plan, as recommended in the independent actuarial report, an initial financial fund was contributed to Fundação COPEL, intended to cover, in part, the current and the other part post-employment costs.

The estimated net periodic plan costs for 2003, and the actual costs incurred for 2002, as follows:

	2003			2002

	Pension	Health-care
	Plan	Plan	Total	Total

Cost of current service	4,235	4,274	8,509	8,562
Estimated interest cost	201,387	24,408	225,795	191,938
Estimated return on plan assets	(139,437)	(1,899)	(141,336)	(124,939)
Estimated employee contributions	(373)	—	(373)	(358)

Total estimated	65,812	26,783	92,595	75,203

In 2002, expenses incurred with pension and health-care plans were as follows:

	Year ended December 31, 2002

	Pension	Health-care
	plan	Plan	Total

Retirees	50,277	24,926	75,203
Active employees	—	13,217	13,217

	50,277	38,143	88,420

Actuarial assumptions applied in the calculation of obligations and costs were as follows:

Economic assumptions in 2002 and 2001:
                Inflation rate: 4.00%
                Expected discount/return rates: 10.24%
                Salary increase rate: 6.08%
                Health care cost growth: 7.12%

23. SHAREHOLDERS’ EQUITY

                     a. Capital Stock

     The Extraordinary Shareholders’ Meeting of December 26, 2002 approved the Directors’ proposal to increase the Company’s capital through incorporation of capital reserves (R$ 731,736) and income retention reserves (R$ 548,017). Accordingly, capital was increased from R$ 1,620,247 to R$ 2,900,000, without change in the number of shares, as follows:

	(Thousands of shares)

			Preferred

Shareholders	Common	%	A	%	B	%	Total	%

State of Paraná	85,028,464	58.6	—	—	—	—	85,028,464	31.1
Paraná Investimentos S.A.	134	—	—	—	13,639	—	13,773	—
BNDES/Decree 1.068/1994	1,530,775	1.1	—	—	—	—	1,530,775	0.5
BNDESPAR	38,298,775	26.4	—	—	27,910,943	21.8	66,209,718	24.2
Stock exchanges (Brazil)	19,319,750	13.3	120,981	29.3	50,484,339	39.3	69,925,070	25.5
Stock exchanges (ADRs)	284,798	0.2	—		49,685,105	38.8	49,969,903	18.3
Municipalities	184,295	0.1	14,715	3.5	—	—	199,010	0.1
Other	384,090	0.3	277,602	67.2	116,971	0.1	778,663	0.3

Total shareholders	145,031,081	100.0	413,298	100.0	128,210,997	100.0	273,655,376	100.0

The preferred shares “A” do not have any voting rights, however, they have priority in the reimbursement of capital and the right to dividend payments of 10% per annum, or proportionally computed based on the outstanding period of holding such shares during the year, non-cumulative, calculated on capital stock at the balance sheet date.

The preferred shares “B” also do not have any voting rights and, in accordance with Brazilian Corporate Law, have priority to receive annual dividends per share, which are 10% higher than dividends paid to common shareholders, after the priority of payments to preferred shares “A”. The minimum dividends to preferred shares “B” are computed based on 25% of net income adjusted as prescribed by Brazilian Corporate Law and the Company’s by-laws.

             b. Capital Reserves

	December 31,

	2002	2001	2000

Remuneration on construction work-in-progress	—	5,514	5,514
Contributions and grants for investments	697	234,428	234,428
Recoverable rate deficit (CRC Account)	790,555	1,100,111	1,100,111
Other	26,036	208,275	206,393

	817,288	1,548,328	1,546,446

             c. Income Reserves

	December 31,

	2002	2001	2000

Legal	157,438	157,438	133,672
Investments	851,348	1,719,384	1,597,789

	1,008,786	1,876,822	1,731,461

The legal reserve is computed based on 5% of net income by Brazilian Corporate Law method until it reaches 20% of capital stock. This reserve can be only used to increase capital stock or to offset accumulated deficits.

The investment reserve arises from the retention of net income remaining after legal and statutory distributions, and is required to ensure the Company’s future investments program. This reserve was also used to offset the 2002 net loss.

             d. Dividends and Interest on Capital

In accordance with the Company’s by-laws, dividends are distributable annually and computed based on net income for the year determined under the Brazilian Corporate Law method, after the adjustments required by such law, allocated in the following order:

1.	A portion transferred to a legal reserve (see item (c) above).

2.	Reversal of unrealized earnings (see item (c) above);

3.	Dividends on preferred shares, allocated proportionally based on the amount in Brazilian Reais of the corresponding statutory paid-in capital.

4.	Dividends on common shares, computed as prescribed by Brazilian Corporate Law and the Company’s charter as a minimum 25% of net income for the year.

Article No.9 of Law 9,249 dated December 26, 1995, allowed the deductibility for income tax purposes of interest on capital paid to shareholders, provided that such interest is computed based on the TJLP rate, effective in the year the interest on capital is computed.

As allowed by the CVM, the Company elected to pay interest on capital in the amount of R$ 170,000 as of December 31, 2001 (R$160,000 as of December 31, 2000), instead of paying dividends, and retain the remaining net income as an investment reserve. As of December 31, 2002 considering the net loss of R$ 320,019 neither dividends nor interest on capital were paid.

	Year Ended December 31,

	2001	2000

Net income for the year	475,310	430,603
Tax effects due to the option of paying interest on capital	(57,800)	(54,400)

Net income without tax effects of interest on capital	417,510	376,203
Legal reserve (5%) computed over net income above	(20,876)	(18,810)
Reversal of unrealized earnings	—	223,501

Basis for dividend computation	396,634	580,894

Minimum dividends (25%)	99,159	145,224
Income tax withheld on interest on capital (1)	16,386	13,940

Minimum dividend computed considering the effects of income tax	115,545	159,164
Excess over minimum dividend	54,455	836

Appropriated Interest on capital	170,000	160,000

(1)  On the portion of interest on capital distributed to exempt shareholders, income tax withholding is not applicable, resulting in an effective rate of 9.64% for 2001 and 8.71% for 2000.

24. OPERATING REVENUES

          a. Electricity Sales to Final Customers

	Year Ended December 31,

	Number of Consumers
	At the year end
	(Unaudited)			Quantities – MWh (Unaudited)			Revenues - R$ in thousands

	2002	2001	2000	2002	2001	2000	2002	2001	2000

Industrial	46,388	45,330	44,225	8,654,921	8,317,171	7,847,548	1,053,648	849,305	719,285
Residential	2,361,718	2,304,333	2,226,052	4,306,640	4,311,700	4,447,391	1,221,145	1,033,854	928,152
Commercial	252,031	248,633	242,115	2,726,240	2,638,769	2,562,616	634,945	519,213	442,239
Rural and other	347,758	335,933	320,363	2,338,230	2,251,110	2,266,246	342,585	277,394	243,818
Public services	3,492	3,346	3,297	525,399	518,944	505,344	76,189	60,719	52,587

	3,011,387	2,937,575	2,836,052	18,551,430	18,037,694	17,629,145	3,328,512	2,740,485	2,386,081

          b. Electricity Sales to Distributors

	Year Ended December 31,

	Volume consumption – MWh			Gross revenues
	(unaudited)			(R$ in thousands)

	2002	2001	2000	2002	2001	2000

Initial Supply Contracts	550,856	588,959	1,835,030	27,917	25,406	64,807
Wholesale Energy Market and ICPS	7,119,498	8,608,829	2,453,455	116,621	117,454	75,197
Bilateral Agreements	584,496	515,800	730,471	49,084	36,984	41,934

	8,254,850	9,713,588	5,018,956	193,622	179,844	181,938

As mentioned in Note 21(b), based on ANEEL instructions, during 2002, 2001 and 2000, the Company recognized Operating Revenues related to the estimated revenue on the additional power made available to the Wholesale Energy Market (MAE).

          c. Value-added taxes on sales to final customers

	Year Ended December 31,

	2002	2001	2000

ICMS	829,309	634,872	539,314
COFINS	143,900	104,680	78,941
PASEP	31,484	22,681	17,104
ISS	1,039	945	1,993
Emergency capacity charges (note 6.a)	36,554	—	—

	1,042,286	763,178	637,352

25. OPERATING EXPENSES

          a. Electricity purchased for resale

	Purchase cost
	(R$ in thousands)

	2002	2001	2000

ANDE (Paraguai)	13,816	12,963	—
From Eletrosul (ITAIPU)	425,476	338,684	270,435
Bilateral Agreement – CIEN (note 21.c)	368,983	—	—
MAE	(36,843)	161,268	—
From other	27,855	2,030	21,412
Deferred regulatory asset	—	(164,679)	—

	799,287	350,266	291,847

          b. Personnel expenses

	Year ended December 31,

	2002	2001	2000

Salaries and wages	260,324	254,299	222,119
Payroll charges	87,492	86,833	72,219
Material assistance to employees and education allowances	20,169	19,144	18,912
Termination and retirement incentive program	27,792	28,087	13,385
Employee profit sharing	—	24,000	20,000
(-) Transfers to construction in progress	(33,409)	(36,704)	(40,923)

	362,368	375,659	305,712

In 1996, the Company adopted a program of profit sharing for its employees, provided certain previously agreed upon financial and operating goals were met. In 2001 and 2000, the amount of profit sharing paid was R$ 24,000 and R$ 20,000, respectively. In 2002, due to the negative financial results, the Company did not recognize accrual for profit sharing.

The annual global management compensation for the years ended December 31, 2002, 2001 and 2000 was approved at the Annual Shareholders’ Meetings in the amounts of R$ 3,700, R$ 3,200 and R$ 2,800, respectively.

          c. Regulatory Charges

	Year Ended December 31,

	2002	2001	2000

Global reserve for reversion quota – RGR	51,486	53,031	54,959
Deferred regulatory asset (CVA)	2,046	—	—
Fuel usage quota – CCC	122,443	120,030	126,739
Compensation for land usage	41,206	38,042	22,476
ANEEL inspection fare	7,259	7,837	6,955

	224,440	218,940	211,129

          d. Materials and supplies

	Year ended December 31,

	2002	2001	2000

Purchase of power – UEG Araucária (note 21.c)	76,719	—	—
UEG Araucária – materials (note 21.c)	8,267	—	—
Purchase of gas – Compagás (note 21.c)	28,948	—	—
Fuel for electric energy generation	7,496	5,186	5,568
Materials for use in the electricity system	9,504	8,062	5,627
Fuel and vehicle parts	13,482	12,303	10,483
Civil construction material	2,582	2,715	2,613
EDP equipment	2,413	3,500	3,420
Other	11,064	13,876	7,557

	160,475	45,642	35,268

          e. Other Expenses (Income)

	Year Ended December 31,

	2002	2001	2000

National Cientific and Technological Development Fund (FNDCT)	2,423	—	—
Insurance	10,139	1,873	1,183
Property taxes and other	11,933	30,940	18,175
Rentals	15,733	15,694	17,571
Provision for contingencies	1,165	4,475	—
Allowance for doubtful accounts (note 6.d)	72,440	11,297	8,981
Donations, contributions and grants	8,479	4,078	4,774
General expenses	(1,595)	9,855	5,445
Reversal of estimated billing – MAE, net (note 21.b)	57,297	—	—
Accrual for ICMS – Olvepar (note 18.a and 30.d)	39,600	—	—
ICMS credits – Permanent assets (note 9.a)	(167,485)	—	—
Offset of CRC debits and electricity bills (note 9.a)	87,900	—	—

	138,029	78,212	56,129

The reversal of MAE estimated billing, for the period from August 2000 to September 2002, was due to the new accounting established by MAE to electric energy concessionaires on November 4, 2002 (note 21.b).

26. FINANCIAL INCOME (EXPENSES), NET

	Year Ended December 31,

	2002	2001	2000

Financial Income:
Income on temporary cash investments	57,257	39,579	42,546
Charges on overdue receivables	34,830	25,632	19,498
Charges on long-term receivables and CRC account	59,711	54,875	57,822
Monetary adjustment on tariff costs deferral (Note 8)	—	7,468	—

	151,798	127,554	119,866
Financial Expenses:
Interest on loans and financing	(188,851)	(121,970)	(111,543)
Monetary and exchange variation, net	(314,874)	(74,762)	(35,940)
Other income (expenses), net	(67,358)	(4,552)	(43,771)

	(419,285)	(73,730)	(71,388)

27. OTHER NON-OPERATING INCOME (EXPENSES), NET

	Year Ended December 31,

	2002	2001	2000

Loss on disposal of assets	(21,519)	(8,209)	(17,483)
Equity in results of investee Domino Holdings S/A	—	14,442	—
Other	(892)	(12,038)	1,159

	(22,411)	(5,805)	(16,324)

28. RELATED-PARTY TRANSACTIONS

Related Party	Nature of Transaction	Notes

Sercomtel S.A. Telecomunicações	Ownership percentage in Onda Provedor de Serviços S.A. (COPEL PAR)	13

	Lease of optical fibers (COPEL TELECOM)	—

Tradener Ltda	Sale of electric energy (COPEL DIS)	—

Dominó Holding S.A.	Ownership percentage in Sanepar (COPEL PAR)	13

Escoelectric Ltda	Service provision and implementation of transmission lines and substations (COPEL DIS)	—

Copel Amec S/C Ltda	Technical consulting services to Foz do Chopim Energética (COPEL GER)	—

	Transfer to employees (COPEL GER)	—

Dona Francisca Energética S.A.	Shares pledged as collateral for loans (COPEL PAR)	—

Carbocampel S.A.	Reactivation of Figueira power plant (COPEL GER)	—

Braspower I. Engineering S/C	Transfer of employees (COPEL GER)	—

Centrais Eólicas do Paraná Ltda	Purchase of power (COPEL DIS)	—

Foz do Chopim Energética Ltda	Loan for construction of power plant and transmission network	12

	Purchase of guaranteed energy (COPEL GER)	—

UEG Araucária Ltda	Purchase of guaranteed energy (COPEL GER)	5 and 25

Onda Provedor de Serviços S.A.	Installment payment	12

Companhia Paranaense de Gás	Loans	12

	Purchase of gas (COPEL GER)	25

Consórcio São Jerônimo	Purchase and sale of electric energy (COPEL DIS)	—

	Provision if technical assistance services (COPEL GER)	—

Governo do Estado do Paraná	CRC Account (COPEL DIS)	7

Lactec	Economic, scientific, technological, social and sustainable agreement for environment preservation and conservation and fight against poverty	—

Eletrobrás	Loans and financing	16

Eletrosul (Itaipu)	Purchase of electricity for resale	15 and 25

Fundação Copel	Pension/assistance plan contributions and loans	15 and 22

The Company provided guarantees to its affiliated company Dona Francisca Energética S.A., for the loans obtained from Interamerican Development Bank – IDB (guaranteed by its shares of the affiliated company’s capital) and from the National Economic and Social Development Bank — BNDES (several debtor), in the amounts of US$ 47,000 and R$ 47,300 , respectively.

COPEL Distribuição provides electric energy to the aforementioned related parties located in the State of Paraná. Billed amounts are not considered material for disclosure purposes.

29. FINANCIAL INSTRUMENTS

Up to December 31, 2002, the Company has not had transactions classified as derivative financial instruments, as defined by CVM Instruction No. 235, of March 23, 1995, nor financial transactions for the purpose of hedging against the risk of loss due to fluctuations in exchange and interest rates.

          a. Market value of financial instruments

Book values of fixed-income investments and intercompany balances in the balance sheet, when compared to the amounts that could be obtained in a negotiation made in an active market or, in the absence of these amounts, to the net present value adjusted based on the market interest rate in effect, do not present significant differences.

Market value of loans and financing is calculated based on the present value of future cash flows for each financial instrument, using equivalent interest rates for similar financial instruments with similar maturities. As of December 31, 2002, market value was approximately R$ 185,107 lower than book value.

Receivables from federal, state and municipal government (direct public administration) and from companies controlled by them are recorded in balance sheet accounts, in the amount of R$ 153,787 (R$ 100,164 in 2001). We were not able to estimate the market values of past-due receivables, since negotiations were still in progress; accordingly it was not possible to estimate the payment terms.

          b. Risk factors

               b.(i) - Credit risk

The risk arises from the possibility of incurring losses due to the difficulty in receiving amounts billed to their consumers and concessionaires. To reduce this type of risk and improve the control over risk of default, the Company monitors receivables from consumers, cutting electricity supply in case of default. In the case of consumers, the credit risk is minimum due to the highly-diversified portfolio.

               b.(ii) - Foreign currency

The risk arises from the possibility of loss due to the increase in exchange rates, which in turn would increase the balances of loans and financing in foreign currency and costs of agreements for purchase of electric energy in foreign currency. The Company’s exposure to these exchange rates is mentioned in Note 16.

               b.(iii) - Interest rate risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations, which would increase the financial expenses related to loans and financing in foreign currency. The Company considers that the high cost related to fixed rates and the perspective of the decrease in local interest rates signaled by the Brazilian macroeconomic scenario justify the Company’s option for floating rates.

30. EVENTS SUBSEQUENT TO DECEMBER 31, 2002

          a. Settlement of transactions with MAE

In January and February 2003, MAE performed a new partial financial settlement of transactions involving purchase and sale of electric energy within its own context, for the period from October to December 2002, in the amount of R$ 1,997. The final and total financial settlement of transactions, as previously mentioned, will occur after the conclusion of the audit process, to be conducted in the MAE (Note 21.b).

In March 2003, the Company received R$ 551 from distributors the first portion of the repass related to electricity from independent suppliers – (amounts recorded in current and long term assets under the caption “generating companies’ right to reimbursement”). This portion refers to the amount collected from final consumers through distributors’ extraordinary tariff adjustment in February 2003 (Note 6).

          b. COPEL’s corporate reorganization

On February 25, 2003, the Company’s Board of Directors authorized the preparation of a proposal for COPEL’s corporate reorganization, by eliminating its wholly-owned subsidiaries, to be submitted to the Company’s proper corporate, administrative and tax boards, as well as to seek prior authorization from the Concession Authorities. The Company is already under negotiation with ANEEL.

          c. Suspension of contractual payments

On February 25, 2003, in order to renegotiate the terms and conditions set forth in the agreement the Company’s Board of Directors authorized the suspension of the following contractual payments:

Main Contracts:

•	UEG Araucária Ltda.

Agreement with COPEL, related to the purchase of guaranteed energy, in the nominal amount of 484.3 MW, initiated in 2000 and valid for 20 years (Note 21.c(ii)).

•	Companhia de Interconexão Energética – CIEN

Agreements with COPEL, related to the purchase of guaranteed energy, in the nominal amount of 400 MW each, totaling 800 MW, initiated in 1999 and valid for 20 years (Note 21.c(i)).

Other minor Contracts:

•	Tradener Ltda.

Intermediation agreement with COPEL Distribuição, related to the sale of surplus energy, initiated in 1988 and valid for 10 years.

•	Escoelectric Ltda.

Agreements with the Company, related to provision of services and implementation of transmission lines and substations, initiated in 1999 and 2001 and valid for 5 years.

•	Usina Hidrelétrica de Itiquira

Agreement with COPEL Distribuição, with intermediation of Tradener Ltda., related to the sale of guaranteed energy held by Itiquira, initiated in 1999 and valid for 10 years.

•	Foz do Chopim Energética

Agreement with COPEL Distribuição, related to contracted energy, entered into in 2001 and valid for 10 years.

The Company’s management is taking proper measures to preserve its rights and interests, which includes the renegotiation of these agreements, and performing studies, evaluations, analyses and audits, to obtain better contractual conditions for the Company.

          d. ICMS credits

The Paraná State Government, through Decree No. 671, of February 27, 2003, annulled the rights granted to COPEL Distribuição taking the ICMS credits in the amount of R$ 45,000 transferred in December 2002 from Olvepar – Indústria e Comércio.

The State Finance Department, through Notice No. 001/2003-IGF-STC, explained that the credits used by COPEL were not supported by any administrative act of the State Executive Branch or subordinated agencies. COPEL Distribuição was notified to pay the uncollected tax related to December 2002 and January 2003.

Considering the administrative acts that approved the ICMS credits were annulled, on March 25, 2003 the Company’s Board of Directors decided to proceed as follows in the financial statements as of December 31, 2002:

•	Recognize a provision for payment of the amounts originally offset against Olvepar – Indústria e Comércio’s ICMS credits, in the amount of R$ 22,000, plus interest and fine for late payment (Note 18).

•	Reverse the recoverable ICMS generated through credits obtained by Olvepar, in the amount of R$ 23,000 as of December 31, 2002, not yet offset by the Company.

The Company’s management understands that the aforementioned ICMS credit operations performed by COPEL were legal and had been approved, at the time, through administrative acts by the State Executive Branch or subordinated agencies. Management, conservatively, in view of the related controversy, reversed the journal entries, in order to prevent possible tax fines.

The Board of Directors established that the Company should seek, through legal and administrative measures, to ensure the Company’s legal rights, in order to guarantee the aforementioned tax credits.

          e. CPI (Investigation Committee)

On March 26, 2003, the State Legislative Court established an Investigation Committee to examine the agreements entered into by the Company and the former management’s actions.

          f. Recognition of ICMS credits – Permanent Assets

The Paraná State Government, through Decree No. 672, of February 27, 2003, annulled untimely ICMS credits and the offset of the State debts (Note 9).

The Paraná State Government, through Decree No. 954, of April 1, 2003, suspended the effects resulting from Decree No. 672, until a final decision is reached in the administrative proceedings to determine the legality of the aforementioned administrative acts, including, if applicable, the Company’s defense at the administrative level.

Due to the suspension of Decree No. 672, the Company’s management decided to maintain the recognition and use of the respective credits.

31. SUMMARY AND RECONCILIATION OF THE
        DIFFERENCES BETWEEN BRAZILIAN AND US GAAP

          a. Description of the GAAP differences

COPEL’s accounting policies comply with, and its consolidated financial statements are prepared in accordance with accounting practices adopted in Brazil (“Brazilian accounting practices”). Notes 2, 3 and 4 to the consolidated financial statements summarize the accounting policies adopted by the Company. Accounting policies that differ significantly from accounting principles generally accepted in the United States of America (“U.S. GAAP”), are summarized as follows:

          a(i). Inflation Accounting Methodology and Indices

Through December 31, 1995, the Company used indices established by the government to restate balances and transactions for its preparation of constant currency financial statements. Such indices do not necessarily represent changes in general price levels, as would be required under US GAAP. The difference not only affects the basic values of, principally, inventories, property, plant and equipment, deferred charges and shareholders’ equity, but also all other financial statement items expressed in constant currency.

The Company’s management believes that the General Price Index computed by Fundação Getúlio Vargas is the most appropriate and consistent measure of the general price inflation in Brazil and believes it is the most appropriate for US GAAP reporting purposes. Therefore, the Company adopted IGP-DI (which differs from IGP-M only with regard to the cut-off date for price data collection) for purposes of remeasurement of its financial statements, replacing the government-mandated index. All non-monetary assets and liabilities were remeasured using IGP-DI since the inception of the Company up to December 31, 1997, when the Brazilian economy ceased to be considered “highly inflationary” under U.S. GAAP (note 2).

          a(ii). Regulated accounting policies

          a(ii).1. Capitalization of Interest Costs Relating to Construction in Progress

Under Brazilian energy sector regulated accounting, through March 1999 COPEL imputed interest on shareholders’ funds applied in construction in progress. Additionally, as from December 31, 1995 COPEL started capitalizing such interest costs and related monetary and exchange variations of such borrowed funds to construction in progress.

Under U.S. GAAP, only capitalization of interest on borrowed funds would be acceptable; therefore, for U.S. GAAP reconciliation purposes, the imputed interest on shareholders’ funds and exchange variations, which were capitalized and included in construction in progress, were reversed. Only interest on borrowed funds remains capitalized and the depreciation is computed using the rates applicable to the corresponding class of property, plant and equipment.

          a(ii).2. Special Obligations

Under Brazilian accounting practices, the Company records special liabilities, representing consumers’ contributions to the cost of expanding power supply systems, as a reduction of property, plant and equipment when the Company acquires the related assets. These assets are recorded as a long-term asset in property, plant and equipment subject to depreciation over the applicable useful lives. After January 2002 according to the Accounting Manual for Electric Energy Public Service, obligations linked to the Electric Energy Public Service Concession, should no longer being presented under a specific caption in long-term liabilities, instead should be presented on the financial statements as a reduction of property, plant and equipment, since they represent the balance of the amounts and/or assets received from consumers, the Federal Government, among others, for investments linked to the concession.

Under U.S. GAAP contributions received from customers as reimbursement for construction costs, that will be not returned, are credited against the cost of the related fixed assets and reducing depreciation expenses recognized in future periods. For U.S. GAAP reconciliation purposes, special obligations are amortized using the depreciation rates applicable to the corresponding class of property, plant and equipment acquired with such consumers’ contributions.

          a(ii).3. Indemnification Costs

Brazilian utility companies are allowed to capitalize excessive costs incurred in the course of building new plants, such as contractual penalties on delays on construction or contractors claims and provision for labor contingencies recorded after the construction is concluded and the plants are already operating. Under U.S. GAAP, such excessive costs would not be capitalized.

          a(iii). General accounting policies

          a(iii).1. Pension and Other Benefits

Under Brazilian accounting practices, up to 2000, the pension and other retirement benefit costs were recognized when the plans were funded. The Company’s defined contributions pension plan was changed from a defined benefit plan in 1998 (See Note 22). As from 2002, or from 2001 at the Company’s option, the pension and other post-retirement benefits costs will be recognized in accordance with Deliberation CVM 371/2000, which is similar to the provisions of SFAS 87 and SFAS 106. The Company has recognized, in accordance with CVM Deliberation 371/2000, the effects of its health-care plan; therefore, the obligation was charged to shareholders’ equity, as a prior year adjustment.

For U.S. GAAP reconciliation purposes, the provisions of SFAS 87 - “Employers’ Accounting for Pensions” and SFAS 106 - “Employers’ Accounting for Post-retirement Benefits Other than Pensions” were applied. Both SFAS 87 and SFAS 106 require recognition of costs on a more comprehensive accrual basis. Additionally, U.S. GAAP requires that the recognition of either an asset or a liability, as appropriate, for the difference between the projected benefit obligations (as defined in SFAS 87 and SFAS 106) and plan assets be stated at fair value, adjusted for certain reconciling items.

          a(iii).2. Tax Incentive Investments

These investments, approved by the government in underdeveloped regions of Brazil or in specific projects, are available without additional cost upon the payment of taxes. Under Brazilian accounting practices the investments are recorded as an asset, with a corresponding credit to a reserve in shareholders’ equity. For U.S. GAAP reconciliation purposes the credit to a reserve in shareholders’ equity is reversed and credited against income tax expense.

          a(iii).3. Income Taxes

The deferred income tax adjustment represents the future tax effects of U.S. GAAP adjustments.

          a(iii).4. Provision for Dividends

Under Brazilian accounting practices, at each balance sheet date, the Executive Officers are required to propose a dividend distribution from earnings and accrue for this in the financial statements in anticipation of their approval at the annual shareholders’ meeting. Under U.S. GAAP, dividends are not accrued until they are formally declared. Interest on capital is a legal liability from the time it is announced and is accrued under both U.S. and Brazilian accounting practices at that time.

          a(iii).5. Comprehensive income

Under SFAS 130, “Reporting comprehensive income”, which is effective for fiscal years beginning after December 15, 1997, the amounts related to the pension plan and the related deferred tax effect that were recorded as adjustments directly to equity for U.S. GAAP have been considered as other comprehensive income.

          a(iii).6. Prior Period Adjustments

Under Brazilian accounting practices, prior period adjustments encompass corrections of errors in previously issued financial statements and the effects of changes in accounting principles. For U.S. GAAP reconciliation purposes, prior period adjustments were effectively limited to correction of errors the accumulated effect of adjustments related to changes in accounting principles were charged to income.

          a(iii).7. Equity in results of investees

Under Brazilian accounting practices, the equity method of accounting is applied for investments where the investor has influence and/or at least 20% interest and also for investments considered relevant, which includes interest between 10% and 19% that represent more than 10% individually or 15% in aggregate in relation to the investors shareholders’ equity.

Under U.S. GAAP, the equity method is only required for investments when interests exceeds 20% as established in APB 18 – Equity Method of Accounting for investments in common stocks.

Based on that, Dominó Holdings S/A (15% interests) and Campos Novos Energia S/A (16% interests) would have been accounted for under the cost method. Therefore, for US GAAP reconciliation purposes, Dominó Holdings Equity effects are reversed. Campos Novos Energia is pre-operating so this investment has no effect on the U.S. GAAP net income or shareholders’ equity.

Under Brazilian accounting practices, the investments in Compagás has not been consolidated. Under U.S. GAAP, the investment in Compagás should be consolidated, as the participation of Copel is 51%. If this investment had been consolidated, the total assets should have been increased by R$ 95,720 as of December 31, 2002 (R$ 87,178 as of December 31, 2001). This difference in accounting principle has no impact on US GAAP net income, shareholders’ equity or disclosures.

In addition, under Brazilian energy regulated accounting, equity in results of investees is recognized in a special caption in the income statement before the caption other income (expenses) Under U.S. GAAP equity in results of investees is classified in the income statement in a caption after income tax.

          a(iii).8. Reversal of goodwill

Under Brazilian accounting practices the goodwill acquired during the purchase of 45% interest in Sercomtel S/A - Telecomunicações and Sercomtel Celular S/A was accounted for as equity method and it is being amortized over 10 years.

For U.S. GAAP reconciliation purpose, the Company according to SFAS 142 stopped amortizing goodwill and reviewed it for impairment in accordance with paragraph 19(h) of APB 18 “The Equity Method of Accounting for Investments in Common Stock”. The reversal of the amortization as of December 31, 2002 was R$ 4,808 and no goodwill impairment were identified. Accordingly, the same amount of reversal should be made to the years ended 2001 and 2000 to comply with the transitional disclosures described in paragraph 61 of SFAS 142.

          a(iii).9. Disposal of assets

Under Brazilian accounting practices, disposals of assets are recorded as a non-operating expense. Under U.S. GAAP, disposals of assets are classified as an operating expense.

          a(iii).10. Impairment of Long- lived Assets

Under Brazilian accounting practices, the carrying values of fixed assets are written down to realizable values, when it is estimated that such assets will not be realized through normal depreciation without loss to the Company.

Under U.S. GAAP, the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of such assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If an asset’s expected future cash flows are less than its carrying value such asset is considered to be impaired. The impairment to be recognized is measured as the excess of the carrying amount of the asset over the fair value of the asset, based on discounted cash flows.

          a(iii).11. Extraordinary item

“Under Brazilian accounting practices, the write-off of Parcel A is recoded as an extraordinary item. For U.S. GAAP reconciliation purposes, the related write-off should not be classified as an extraordinary item for not meeting the criterion described in paragraph 20 of APB 30 “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. Accordingly, this difference in accounting policy has neither impact in net income (loss) nor in shareholders’ equity.”

          a (iii).12. Earnings (Loss) Per Share

Brazilian accounting practices permit earnings (loss) per share to be calculated based on the number of shares outstanding at year-end. Under U.S. GAAP, the earnings or loss per share calculation takes into account common stock equivalents and the weighted average number of shares outstanding during the reporting period. Also, U.S. GAAP requires the computation of fully diluted earnings and loss per share, which is not a practice under Brazilian accounting practices. However, the Company does not have any potential common stock equivalents that could have a dilutive effect.

Since the preferred and common shareholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends declared as required by the Company’s by-laws and participation rights in undistributed earnings calculated in accordance with the method discussed on note 23.a. Common and preferred shareholders share equally in undistributed losses. The basic and dilutive earnings per share calculated are presented on the table on Note 31.b.

Income (loss) per share data is presented per thousand shares. Such presentation is consistent with the practice in Brazil of trading and quoting shares in thousand share lots.

          a(iii).13. Financial Statement Note Disclosures

Brazilian accounting practices in general require less information to be disclosed in the notes to the financial statements than U.S. GAAP. The additional disclosures required by U.S. GAAP, which are relevant to the accompanying financial statements, are included in note 31.c.

          b. Reconciliation of differences between Brazilian and U.S. GAAP

The Company has changed the basis of presentation of its consolidated financial statements from constant currency method, as presented in previous years, to the accounting principles established by accounting practices adopted in Brazil.

As a result, in order to enable a consistent presentation, all the financial information for the year 2000 of the accompanying consolidated financial statements have been restated to be in accordance with the Brazilian accounting practices.

Net income and shareholders’ equity, adjusted to take into account the significant differences between Brazilian accounting practices and U.S. GAAP, are as follows:

          b(i). Shareholders’ equity reconciliation of the
                                 differences between U.S. and Brazilian accounting practices

		December 31,
	Ref. To
	Note 31	2002	2001

As reported on the accompanying Brazilian accounting practices consolidated financial statements		4,726,074	5,045,397
Increase (decrease) due to remeasurement up to December 31, 1997, based on IGP-DI:	a.(i)
Property, plant and equipment:
Cost		5,193,200	5,231,441
Accumulated depreciation		(3,748,959)	(3,593,510)
Special obligations, net of cumulative amortization	a.(ii).2	(239,344)	(262,054)

		1,204,897	1,375,877
Different criteria for:
Capitalization of interest during construction:
Reversal of interest capitalized under Brazilian regulated accounting	a.(ii).1	(519,522)	(555,926)
Reversal of monetary and exchange variations capitalized under Brazilian regulated accounting	a.(ii).1	(149,134)	(154,918)
Capitalization of interest	a.(ii).1	1,028,985	1,028,985
Depreciation of capitalized interest	a.(ii).1	(614,510)	(580,229)
Cumulative amortization of special liabilities (original amounts)	a.(ii).2	396,290	372,498
Reversal of indemnification costs, net of cumulative amortization	a.(ii).3	(155,677)	(151,019)
Provision for losses on tax incentive investments	a.(iii).2	(18,235)	(13,284)
Pension SFAS 87 adjustment	a.(iii).1	(188,658)	7,956
Health-care SFAS 106 adjustment	a.(iii).1	(127,765)	(116,231)
Reversal of Brazilian health-care plan obligation, net of R$79,281 tax effects	a.(iii).1	159,949	159,949
Reversal of goodwill amortization	a.(ii).8	4,808	—
Reversal of equity in results of investees recognized under Brazilian accounting practices	a.(iii).7	(28,943)	(21,936)

		(212,412)	(24,155)
Deferred income tax effects of the above adjustments	a.(iii).3	(282,926)	(389,207)

Shareholders’ equity under U.S. GAAP		5,435,633	6,007,912

          b(ii). Net income (loss) reconciliation of the differences between U.S. and Brazilian accounting practices

		Year Ended December 31,
	Ref. To
	Note 31	2002	2001	2000

As reported on the accompanying Brazilian accounting practices consolidated financial statements		(320,019)	475,310	430,603
Increase (decrease) due to remeasurement up to December 31, 1997-based on IGP-DI:	a.(i)
Property, plant and equipment:
Cost		(38,241)	(37,041)	(24,468)
Depreciation		(155,449)	(152,019)	(159,669)
Special obligations (amortization of remeasurement)	a.(ii).2	22,710	22,710	22,710

		(170,980)	(166,350)	(161,427)
Different criteria for:
Capitalization of interest during construction:
Reversal of interest capitalized under Brazilian regulated accounting	a.(ii).1	36,404	40,790	39,010
Reversal of monetary and exchange variations capitalized under Brazilian regulated accounting	a.(ii).1	5,784	6,365	5,568
Additional capitalization of interest	a.(ii).1	—	14,755	10,823
Depreciation of capitalized interest	a.(ii).1	(34,281)	(34,383)	(34,220)
Amortization of special obligations (original amounts)	a.(ii).2	23,792	22,475	21,168
Reversal of indemnification costs, net of amortization	a.(ii).3	(4,658)	(4,262)	(83,458)
Tax incentives investments	a.(iii).2	696	1,882	—
Reversal (additional) of provision for losses on tax incentive investments	a.(iii).2	(4,951)	1,180	—
Pension – SFAS 87 adjustments	a.(iii).1	(20,583)	(59,362)	(8,863)
Health-care SFAS 106 adjustments	a.(iii).1	(11,534)	(24,165)	(16,115)
Reversal of equity on results of investees recognized under Brazilian accounting practices	a.(iii).7	(7,007)	(21,936)	—
Reversal of goodwill amortization	a.(iii).8	4,808	—	—

		(11,530)	(56,661)	(66,087)
Deferred taxes on the above adjustments	a.(iii).3	49,041	83,065	94,300

Net income (loss) under U.S. GAAP	a.(iii).8	(453,488)	335,364	297,389
Other comprehensive income – Increase in minimum pension plan liability, net of tax effects	a.(iii).5	(118,791)	(36,656)	(6,370)

Net income (loss) under U.S. GAAP, net of comprehensive income (loss) under U.S. GAAP		(572,279)	298,708	291,019

Net income (loss) per thousand shares in accordance with U.S. GAAP, before comprehensive income:
Common shares — Basic and Diluted	a.(iii).11	(1.66)	1.17	1.04

Weighted average (thousand) common shares outstanding		145,031,081	145,031,081	145,031,081

Preferred shares A — Basic and Diluted	a.(iii).11	(1.66)	0.65	0.59

Weighted average (thousand) Preferred shares outstanding		413,298	413,298	413,298

Preferred shares B — Basic and Diluted	a.(iii).11	(1.66)	1.29	1.14

Weighted average (thousand) Preferred shares outstanding		128,210,997	128,210,997	128,210,997

     b(iii). Statements of changes in shareholders’ equity in accordance with U.S. GAAP

	For the Years Ended December 31,

	2002	2001	2000

Shareholders’ equity under U.S. GAAP as of beginning of the year	6,007,912	5,884,409	5,748,428
Other comprehensive income (loss) – (increase) decrease in minimum pension plan liability	(179,987)	(62,477)	911
Deferred tax effect of minimum pension plan liability	61,196	20,616	(2,319)
Net income (loss) for the year	(453,488)	335,364	297,389
Dividends	—	(170,000)	(160,000)

Shareholders’ equity under U.S. GAAP as of end of the year	5,435,633	6,007,912	5,884,409

     The components of accumulated other comprehensive income as of and for the years ended December 31, are as follows:

Minimum
Pension
Liability

December 31, 2000	(49,544)
Current period change	(62,477)

December 31, 2001	(112,021)
Current period change	(179,987)

December 31, 2002	(292,008)

     c.     Additional disclosures required by U.S. GAAP

               c(i). Retirement Pension Plan

If COPEL had reported its pension plan obligation and costs under U.S. GAAP, the disclosures required would have been as follows:

               c(i).1. Changes in Benefit obligation

	Year Ended December 31,

	2002	2001

Benefit obligation, beginning of year	1,711,038	1,510,638
Service cost	4,370	4,464
Interest cost	169,699	149,903
Actuarial losses	250,099	143,777
Benefits paid	(106,735)	(97,744)

Benefit obligation, end of year	2,028,471	1,711,038

               c(i).2. Changes in Plan Assets

	Year Ended December 31,

	2002	2001

Fair value of plan assets, beginning of year	1,246,448	1,130,651
Actual return on plan assets	193,092	188,561
Employee’s contributions	358	358
Company contributions	58,182	24,622
Benefits paid	(106,735)	(97,744)

Fair value of plan assets, end of year	1,391,345	1,246,448

               c(i).3 Funded status

	Year Ended December 31,

	2002	2001

Actuarial present value of:
- Vested benefit obligation	1,594,136	1,302,644
- Non-vested benefit obligation	427,116	401,628

Total accumulated benefit obligation	2,021,252	1,704,272

Projected benefit obligation	2,028,471	1,711,038
Fair value of plan assets	(1,391,345)	(1,246,448)

Funded position	637,126	464,590
Unrecognized net transition obligation	(595)	(1,188)
Unrecognized net (gain) losses	(299,227)	(118,787)

Accrued pension expense	337,304	344,615
Adjustment to recognize minimum liability charged to equity, net of intangible asset	292,008	112,021

Total accrual required at December 31,	629,312	456,636
Recognized by the Company	(440,654)	(464,592)

Total adjustments to US GAAP shareholders’ equity	188,658	(7,956)

     The unrecognized net transition obligation and net gains or losses are being amortized on a straight-line basis over 15 years.

               c(i).4 Actuarial weighted average assumptions:

	2002	2001	2000

Discount rate	10.24%	10.24%	10.24%
Salary increase rate	6.08%	6.08%	6.08%
Expected return on plan assets	10.24%	10.24%	10.24%
Inflation	4.00%	4.00%	4.00%

               c(i).5. Components of Net Periodic Pension Cost:

	Year Ended December 31,

	2002	2001	2000

Service cost	4,370	4,464	4,240
Interest cost	169,699	149,903	139,969
Expected return on assets	(123,434)	(112,058)	(103,660)
Amortizations:
Unrecognized net transition obligation	593	593	593
Employee contributions	(358)	(388)	(374)

Net periodic pension cost under U.S. GAAP	50,870	42,514	40,768
Pension costs considered under Brazilian Accounting practices	(30,287)	16,848	(31,905)

Adjustment to U.S. GAAP net income	20,583	59,362	8,863

               c(ii). Post-retirement Health-Care Plan

               c(ii).1. Net Periodic Post-retirement Costs

	Year Ended December 31,

	2002	2001	2000

Components of net periodic post-retirement costs:
Service cost	4,192	3,565	2,823
Interest cost	22,239	18,448	14,571

	26,431	22,013	17,394

Amortizations:
Net (gain)/loss	1,411	820	—
Expected returns on plan assets	(1,173)	—	—
Unrecognized net transition obligation	9,050	9,050	9,050

Net periodic post retirement cost under U.S. GAAP	35,719	31,883	26,444
Post retirement costs considered under Brazilian accounting practices	(24,185)	(7,718)	(10,329)

Adjustment to U.S. GAAP net income	11,534	24,165	16,115

               c(ii).2. Funded status

	December 31,

	2002	2001

Total accumulated benefit obligation	241,761	220,424
Fair value of plan assets	(18,427)	(14,698)

Funded position	223,334	205,726
Unrecognized net transition obligation	(72,324)	(81,374)
Unrecognized net (gain) losses	(39,778)	(41,625)

Total accrual required at December 31,	111,232	82,727
Recognized by the Company	(222,697)	(205,726)

Total adjustments to U.S. GAAP shareholders’ equity	(111,465)	(122,999)
Reversal of Brazilian health care plan obligation – gross amount recorded under Brazilian accounting practices	239,230	239,230

Adjustment to U.S. GAAP shareholders’ equity	127,765	116,231

               c(ii).3. Changes in Benefit Obligation

	Year Ended December 31,

	2002	2001

Benefit obligation, beginning of year	220,424	216,656
Service cost	4,192	3,565
Interest cost	22,239	18,448
Actuarial losses	2,121	26,031
Benefits paid	(7,215)	(44,276)

Benefit obligation, end of year	241,761	220,424

               c(iii). Concentration of Credit Risk

The COPEL system is prohibited from investing its surplus cash balances in financial instruments other than government securities controlled by the Central Bank of Brazil or federally owned banks. Credit risk with respect to customer accounts receivable is diversified. COPEL continually monitors its customer accounts receivable and limits its exposure to bad debts by curtailing service if any invoice is one month overdue. Exceptions comprise supply of electricity that must be maintained for reasons of safety or national security.

               c(iv). Classification of value added taxes on sales to final customers

Net operating revenue under Brazilian accounting practices differs from U.S. GAAP on the recognition of revenues from activation fees and value added and other sales taxes, as presented below:

	2002	2001	2000

Net revenue under Brazilian accounting practices	2,756,591	2,314,933	2,076,216
Value added and other sales taxes	1,005,732	763,178	637,352

Net revenue under U.S. GAAP	3,762,323	3,078,111	2,713,568

Under Brazilian accounting practices, these taxes are deducted from gross operating revenue to arrive net operating revenue. Under U.S. GAAP, these taxes should be recorded as cost of services. Accordingly, this difference in accounting policy has no impact on net income (loss) or on shareholders’ equity.

               c(v). Operating income in accordance with U.S. GAAP

	Ref. To	Year Ended
	Note 31	December 31,

As reported on the accompanying Brazilian accounting practices consolidated financial statements		315,444
Extraordinary item	Note 8	(302,967)

Operating income under U.S. GAAP		12,477

               c(vi). New US GAAP Accounting Pronouncements

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations”, (“FAS 143”). FAS 143 requires a liability for an asset retirement obligation to be recorded at its fair value in the period in which it is incurred. The liability is initially recorded by capitalizing costs incurred, increasing the carrying amount of the related long-lived asset. In each subsequent period, the liability increases for the present value of additional costs incurred and each of the costs capitalized are depreciated over the useful life of the related long-lived asset. Upon settlement, the liability is settled for its recorded amount or a gain or loss is recognized for any difference in the period incurred. FAS 143 will become effective for the Company on June 30, 2002.

In October 2001, the Financial Accounting Standards Board issued SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets. (“SFAS 144”) SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 also amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 also broadens the presentation of discontinued operations to include more disposal transactions. The Company was required to adopt SFAS 144, effective January 1, 2002.

In April 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 145 (“SFAS 145”), “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS 145 rescinds Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion 30 will now be used to classify those gains and losses. Statement 64 amended Statement 4, and is no longer necessary because Statement 4 has been rescinded. Statement 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Because the transition has been completed, Statement 44 is no longer necessary. SFAS 145 amends Statement 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions is accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB’s goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS 145 also makes technical corrections to existing pronouncements. The provision of this Statement related to the rescission of Statement No. 4 shall be applied beginning January 1, 2003. The provisions of this Statement related to Statement No. 13 should be for transactions occurring after May 15, 2002. Early application of the provisions of this Statement is encouraged. Management is still evaluating whether the implementation of SFAS 145 will have a significant impact on the Company’s financial position and results of operations.

SFAS 146 – “Accounting for Costs Associated with Exit or Disposal Activities” - This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. SFAS 146 is effective for fiscal years beginning after January 2003.

SFAS 148 – “Accounting for Stock-Based Compensation” - This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after January 2003.

FASB Interpretation No. 45 – “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” - This Interpretation clarifies the requirements for a guarantor’s accounting for and disclosures of certain guarantees issued and outstanding and also incorporates without reconsideration the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The Company evaluated the impact of this pronouncement in its financial statements and all necessary information has been properly disclosed.

SFAS 149 – In April 2003, the Financial Accounting Standard Board issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.

This Statement amends Statement 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of underlying, and the characteristics of a derivative that contains financing components.

In particular, this Statement (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (4) amends certain other existing pronouncements.

This Statement is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively. The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a), which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003.

Management is still evaluating whether the implementation of SFAS 149 will have a significant impact on the Company’s financial position and results of operations.

SFAS 150 – In May 2003, the Financial Accounting Standard Board issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances):

•	A financial instrument issued in the form of shares that is mandatory redeemable—that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur

•	A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer’s equity shares that is to be physically settled or net cash settled)

•	A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

•	A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares

•	Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares

•	Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.

•	The requirements of this Statement apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract.

This Statement does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. It also does not affect the classification or measurement of convertible bonds, puttable stock, or other outstanding shares that are conditionally redeemable. This Statement also does not address certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else. Forward contracts to repurchase an issuer’s equity shares that require physical settlement in exchange for cash are initially measured at the fair value of the shares at inception, adjusted for any consideration or unstated rights or privileges, which is the same as the amount that would be paid under the conditions specified in the contract if settlement occurred immediately.

This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

Management is still evaluating whether the implementation of SFAS 150 will have a significant impact on the Company’s financial position and results of operations.

               c(vii). Statement of Cash Flows

Brazilian accounting practices do not require the presentation of a statement of cash flows as required by U.S. GAAP. Changes in working capital are presented in the statement of changes in financial position and also this statement is presented as supplementary information to the basic financial statements. U.S. GAAP requires the presentation of a statement of cash flows describing a company’s cash flows from operating, financing and investing activities, as follows:

COMPANHIA PARANAENSE DE ENERGIA — COPEL

CONSOLIDATED STATEMENT OF CASH FLOWS

(In Brazilian accounting practices and expressed in thousands of Brazilian Reais)

	Year Ended December 31,

	2002	2001	2000

Cash flows from operating activities:
Net income (loss) for the year	(320,019)	475,310	430,603
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	282,390	284,466	261,490
Loss on disposal of property, plant and equipment and other	34,692	36,355	36,697
Write-off of Parcel A costs – Extraordinary item (Note 8)	302,967	—	—
Equity in results of operations of investees	29,522	(26,722)	(8,532)
Pension plan	73,440	—	—
Accrual for contingencies	31,523	76,373	98,380
Long-term suppliers	37,563	—
Deferred income and social contribution taxes	(111,112)	(71,245)	(30,835)
Monetary variation of long-term assets and liabilities	256,426	46,621	18,509
Allowance for doubtful accounts	72,440	11,297	8,981
Gain on sale of investments in Machadinho Energética S.A.	—	(5,160)	—

	689,832	827,295	815,293
Changes in current operating assets and liabilities:
Accounts receivable and other receivables	39,825	(163,211)	(158,382)
Materials and supplies	(2,000)	(4,371)	(2,021)
Deferred regulatory asset	(27,737)	(90,890)	—
Prepayment of value-added tax (ICMS tax)	—	—	182,392
Recoverable Rate Deficit (CRC)	10,068	(11,888)	9,969
Prepaid expenses and other	1,893	19,060	(29,037)
Suppliers	(53,964)	185,862	(1,117)
Accrued payroll costs	(16,902)	5,281	8,596
Taxes and social contributions, net of assets and liabilities	(142,478)	129,381	(83,969)
Regulatory charges	4,685	(14,981)	460
Pension plan	(84,102)	(2,490)	(79,496)
Other accrued liabilities	2,290	(18,894)	(39,624)

	(268,422)	32,859	(192,229)
Changes in noncurrent operating assets and liabilities:
Accounts receivable	(30,325)	(25,598)	—
Judicial deposits	(67,326)	(7,936)	(4,554)
Deferred regulatory asset	(54,386)	(212,077)	—
Loans to related parties	—	(24,765)	(19,136)
Deferred income and social contribution taxes and taxes recoverable	(133,242)	(12,585)	—

	(285,279)	(282,961)	(23,690)

Net cash provided by operating activities	136,131	577,193	599,374

COMPANHIA PARANAENSE DE ENERGIA — COPEL

CONSOLIDATED STATEMENT OF CASH FLOWS

(In Brazilian accounting practices and expressed in thousands of Brazilian Reais)

	Year Ended December 31,

	2002	2001	2000

Cash flows from investing activities:
Investments:
Investments – Additions	(95,798)	(105,715)	(27,495)
Sale of Machadinho Energética S.A.	—	22,830	—
Dividends received	7,323	7,875	6,047
Additions to property, plant and equipment	(303,642)	(339,315)	(382,233)
Consumer contributions (special obligations)	33,997	31,715	40,048
Donations and investment grants received	696	—	—
Other long-term liabilities	—	7,113	—

Net cash used in investing activities	(357,424)	(375,497)	(363,633)

Cash flows from financing activities:
New loans obtained – non-current	6,370	64,171	62,165
Debentures – non-current	500,000	—	—
Increase in short-term loans and debentures, net	(92,043)	14,508	(21,196)
Payments	(103,256)	(128,199)	(68,038)
Dividends paid (interest on capital)	(55,437)	(210,684)	(165,032)

Net cash provided by (used in) financing activities	255,634	(260,204)	(192,101)

Net increase (decrease) in cash and equivalents	34,341	(58,508)	43,640

Cash and cash equivalents, beginning of the period	165,578	224,086	180,446
Cash and cash equivalents, end of the period	199,919	165,578	224,086

	34,341	(58,508)	43,640

Supplementary Cash Flow Information
Income and Social Contribution Taxes Paid	111,041	32,414	159,983

Interest Paid	122,931	96,756	77,354

********