Form 20-F
period 2003-12-31
ENERGY CO OF PARANA
filed 2004-06-30
CIK 1041792

As filed with the Securities and Exchange Commission on June 30, 2004

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 Commission file number: 001-14668

COMPANHIA PARANAENSE DE ENERGIA - COPEL
(Exact Name of Registrant as Specified in Its Charter)

Energy Company of Paraná (Translation of Registrant’s Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná, Brazil
(Adress of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class B Shares, without par value* American Depositary Shares (as evidenced by American Depositary Receipts), each representing 1,000 Class B Shares	New York Stock Exchange New York Stock Exchange
* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003:

145,031,080,782 Common Shares, without par value
405,611,695 Class A Preferred Shares, without par value
128,218,683,793 Class B Preferred Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes                   No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17            Item 18

i

PRESENTATION OF INFORMATION

        In this Annual Report, we refer to Companhia Paranaense de Energia – COPEL, and, unless the context otherwise requires, its consolidated subsidiaries as “Copel,” the “Company,” “we” or “us”.

        References to (1) the “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular) and (2) “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

        The audited consolidated financial statements of Copel as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this Annual Report (the “Consolidated Financial Statements”) have been prepared in accordance with the accounting practices adopted in Brazil, (“Brazilian GAAP”), which are based on:

  Brazilian Law No. 6,404/76, as amended by Law No. 9,457/97 and Brazilian Law No. 10,303/01, which we refer to collectively as Brazilian Corporation Law (“Brazilian Corporation Law”);

  the rules and regulations of the Brazilian Securities Commission, Comissão de Valores Mobiliários (“CVM”);

  the accounting manual of the Brazilian regulatory agency for the electric sector, Agência Nacional de Energia Elétrica — ANEEL (“ANEEL”); and

  the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil).

        Brazilian GAAP differs in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For more information about the differences between Brazilian GAAP and U.S. GAAP, and a reconciliation of our net income (loss) and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see Note 33 to our Consolidated Financial Statements.

        Financial information in this Annual Report is presented in reais. On May 31, 2004, the commercial selling rate for reais was R$3.1291 to U.S.$1.00.

        References in this Annual Report to the “Common Shares,” “Class A Shares” and “Class B Shares” are to our common shares, class A preferred shares and class B preferred shares, respectively. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing 1,000 Class B Shares. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

        Certain terms are defined the first time they are used in this Annual Report. The “Index of Defined Terms” that begins on page 98 lists those terms and where they are defined. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary” that begins on page 99.

ii

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

  Brazilian political and economic conditions;

  economic conditions in the State of Paraná;

  developments in other emerging market countries;

  our ability to obtain financing;

  lawsuits;

  technical and operational difficulties related to the provision of electricity services;

  changes in, or failure to comply with, governmental regulations;

  competition;

  electricity shortages; and

  other factors discussed below under "Item 3. Key Information—Risk Factors."

        All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this Annual Report.

iii

Item 1. Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2. Offer Statistics and Expected Timetable

        Not Applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

        You should read the selected financial information presented below in conjunction with the Consolidated Financial Statements and the notes thereto.

        The selected financial data as of December 31, 2003 and 2002 and for years ended December 31, 2003, 2002 and 2001 have been derived from the Consolidated Financial Statements. The selected financial data as of December 31, 2001, 2000 and 1999 and for the years ended December 31, 2000 and 1999 have been derived from audited financial statements that are not included in this Annual Report.

        As stated above, the Consolidated Financial Statements are prepared in accordance with Brazilian GAAP, which differs in certain material respects from U.S. GAAP. (See Note 33 to the Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2003 and 2002 and net income for the years ended December 31, 2003, 2002 and 2001.)

	As of and for the year ended December 31,

	2003	2002	2001	2000	1999

	(millions of reais)
Income Statement Data:

Brazilian GAAP
Net operating revenues	2,991	2,668	2,262	2,076	1,660
Operating expenses	(2,916)	(2,353)	(1,587)	(1,433)	(1,277)
Operating income	75	315	675	643	383
Equity in results of investees	31	(34)	27	9	3
Other income (expense), net	146	(437)	(80)	(88)	(21)
Income tax and social contribution tax	(82)	41	(147)	(133)	(88)
Income (loss) before extraordinary item	171	(115)	475	431	277
Extraordinary item, net of tax effect	—	(205)	—	—	—
Net income (loss)	171	(320)	475	431	277
Dividends declared	43	—	170	160	110

U.S. GAAP
Operating income	(259)	133	447	387	162
Net income (loss)	(65)	(454)	335	297	26

Balance Sheet Data:
Brazilian GAAP
Current assets(1)	1,391	1,031	964	773	719
Recoverable rate deficit (CRC)(2)	1,036	909	737	658	669
Non-current assets(3)	2,063	1,684	1,387	958	891
Property, plant and equipment, net	5,313	5,334	5,334	5,311	5,231
Total assets	9,222	8,547	8,129	7,388	7,169
Loans and financing and debentures (current)	266	198	290	276	297
Current liabilities	1,269	795	941	654	700
Loans and financing and debentures (long-term)	1,693	2,016	1,154	1,104	1,117
Long-term liabilities	3,095	3,026	2,143	1,836	1,841
Shareholders' equity	4,858	4,726	5,045	4,898	4,628
Capital stock	2,900	2,900	1,620	1,620	1,620

U.S. GAAP
Total assets	10,012	9,617	9,858	9,332	9,319
Long-term liabilities	2,913	3,454	2,940	2,816	2,891
Shareholders' equity	5,493	5,436	6,008	5,884	5,748

________________
(1)	Including the current balances of recoverable rate deficit (CRC) in the amount of R$124 million in 2003, R$43 million in 2002, R$36 million in 2001, R$11 million in 2000 and R$11 million in 1999.
(2)	Including both current and non-current CRC accounts receivable.
(3)

Including the non-current balances of recoverable rate deficit (CRC) in the amount of R$912 million in 2003, R$866 million in 2002, R$701 million in 2001, R$647 million in 2000 and R$658 million in 1999.

	As of and for the year ended December 31,

	2003	2002	2001	2000	1999

	(R$ except numbers of shares)
Share and per share data:
Brazilian GAAP
Net income (loss) per 1,000 shares	0.62537	(1.16942)	1.73689	1.57352	1.01282
at year end:
Dividends per 1,000 shares:(1)
Common Shares	0.14734	—	0.59166	0.55841	0.38359
Class A Shares	1.05973	—	0.65455	0.59208	0.59208
Class B Shares	0.16211	—	0.65455	0.61437	0.42209
Number of shares outstanding at year
end (in thousands):
Common shares	145,031,081	145,031,081	145,031,081	145,031,081	145,031,081
Preferred shares Class A	405,611	413,298	413,298	428,822	450,272
Preferred shares Class B	128,218,684	128,210,997	128,210,997	128,195,473	128,174,023

Total	273,655,376	273,655,376	273,655,376	273,655,376	273,655,376

U.S. GAAP
Earnings (loss) per 1,000 shares:
Common Shares	(0.23757)	(1.65715)	1.16972	1.03868	0.38359
Class A Shares	(0.23757)	(1.65715)	0.65455	0.59208	0.59208
Class B Shares	(0.23757)	(1.65715)	1.29042	1.14267	0.42209
Shares outstanding (weighted average):
Common Shares	145,031,081	145,031,081	145,031,081	145,031,081	145,031,081
Class A Shares	406,285	413,298	413,298	428,822	450,272
Class B Shares	128,218,010	128,210,997	128,210,997	128,195,473	128,174,023

Total	273,655,376	273,655,376	273,655,376	273,655,376	273,655,376

_______________
(1)	Amounts shown for 1999, 2000, 2001 and 2003 represent interest on equity, which we elected to pay in lieu of dividends.

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

        The real was introduced in July 1994, and from that time through March 1995 the real appreciated against the U.S. dollar. In March 1995 the Brazilian Central Bank, Banco Central do Brasil (the “Central Bank”), introduced exchange rate policies that established a trading band within which the real/U.S. dollar exchange rate could fluctuate, allowing the gradual devaluation of the real against the U.S. dollar. In January 1999, in response to increased pressure on Brazil’s foreign currency reserves, the Central Bank allowed the real to float freely.

        During 1999 the real experienced high volatility and suffered a sharp decline against the U.S. dollar. During 2000, 2001 and 2002 the real continued to decline against the U.S. dollar. In 2002 the highest real/U.S. dollar exchange rate occurred in October 2002, when it reached 3.95 reais per U.S. dollar. In 2003, the highest rate occurred in January 2003, reaching R$3.66 reais per U.S. dollar. Under the current free convertibility exchange system, the real may undergo further devaluation or may appreciate against the U.S. dollar and other currencies. During the first five months of 2004, the real/U.S. dollar exchange rate increased by 8.3%. (See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil.”)

        The following table sets forth information on the commercial market rate for U.S. dollars for the periods and dates indicated.

	Exchange Rate of Brazilian Currency per U.S.$1.00

Year	Low	High	Average(1)	Year-End

1999	1.2078	2.1647	1.8514	1.7890
2000	1.7234	1.9847	1.8348	1.9554
2001	1.9357	2.8007	2.3532	2.3204
2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892
___________
Source: Central Bank.
(1)	Represents the average of the exchange rates on the last day of each month during the relevant period.

Month	Low	High

December 2003	2.8883	2.9434
January 2004	2.8022	2.9409
February 2004	2.9042	2.9878
March 2004	2.8728	2.9410
April 2004	2.8743	2.9522
May 2004	2.9569	3.2051
____________
Source: Central Bank.

        On May 31, 2004, the commercial market rate for purchasing U.S. dollars was R$3.1291 to U.S.$1.00.

RISK FACTORS

Risks Relating to Brazil

Brazilian political and economic conditions have a direct impact on our business and the market price of the Class B Shares and ADSs.

        Substantially all of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are largely dependent on Brazil’s economy, which has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles in the past. During 2003, the real appreciated in value 22.3% in relation to the U.S. dollar; reaching R$2.89 per U.S.$1.00 in December 31, 2003. During the first five months of 2004 the value of the real fluctuated, with a high of 3.2051 reais per U.S. dollar and a low of 2.8022 reais per U.S. dollar. The Central Bank determines the Brazilian base interest rate, which we refer to as the “base interest rate.” The base interest rate is the benchmark interest rate payable to holders of securities issued by the Brazilian government and traded at the Special System for Settlement and Custody, Sistema Especial de Liquidação e Custódia (“SELIC”). During 2003 the Central Bank lowered Brazil’s base interest rate from 25% percentage points to 16.5%.

        In the past, the Brazilian government has often changed monetary, fiscal and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, how such intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues. Our operations, financial condition and the market price of the Class B Shares and ADSs may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

  fluctuations in exchange rates;

  base interest rate fluctuations;

  inflation;

  liquidity of domestic capital and lending markets;

  structural and investment deficiencies in the energy sector;

  changes in tax laws;

  exchange controls and restrictions on remittances abroad; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

        Actions taken by the Brazilian government to influence the economy have often involved measures such as wage and price controls, currency devaluations, limitations on the availability of bank deposits, and changes of import regime for certain products. The Brazilian government may take similar measures in the future, with adverse effects to our business, financial condition and results of operations.

        Luiz Inácio Lula da Silva was elected President of Brazil in October 2002 and took office on January 1, 2003. In the period leading up to and following his election, there was substantial uncertainty regarding the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty initially resulted in a loss of confidence in the Brazilian capital markets and the devaluation of the real. There remains some uncertainty over the possibility of different policies being adopted by the government which may, once again, contribute to economic uncertainty in Brazil and to heightened volatility in Brazilian securities. Changes in government or government policy could have a material adverse effect on the Company and its business, results of operations, financial condition or prospects.

        These and other future developments in the Brazilian economy and government policies may reduce Brazilian demand for our services or products, adversely affect our financial condition and results of operations, and impact the market price of the Class B Shares and ADSs.

A devaluation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies, a reduction in our profits, or an increase in our operational costs, and a decline in the market price of the Class B Shares and ADSs.

        The exchange rate between the real and the U.S. dollar has fluctuated significantly in recent years. For example, the U.S. dollar/real exchange rate rose from R$2.3204 per U.S. dollar at December 31, 2001 to R$3.5333 at December 31, 2002. However, the stability established by the economic policy followed by the new government in 2003 has restored confidence in the Brazilian market. This has resulted in an appreciation of the real in 2003 of 22.3%, to R$2.89 per U.S.$1.00 as of December 31, 2003. During the first five months of 2004, the U.S. dollar/real exchange rate rose by 7.7%, to 3.1291 reais per U.S. dollar at May 31, 2004.

        A significant amount of our financial liabilities are denominated in foreign currencies, primarily U.S. dollars. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt, foreign currency loans, and gains on our monetary assets denominated in or indexed to foreign currencies. A devaluation would reduce the U.S. dollar value of distributions and dividends on the ADSs and could materially reduce the market price of the Class B Shares and ADSs.

If Brazil experiences substantial inflation in the future, our margins and the market price of the Class B Shares and ADSs may be reduced.

        Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation as high as 2,708% in 1993. Since 1994, when the Brazilian government introduced the real to replace the cruzeiro real as the official currency of Brazil, Brazil’s inflation rate has been substantially lower than in previous periods. More recently, Brazil’s rates of inflation, measured in accordance with the variation of the Índice Geral de Preços — Disponibilidade Interna (“IGP-DI”) index, were 10.4% in 2001, 26.4% in 2002, 7.7% in 2003 and 5.5% for the five months ended May 31, 2004. Inflation itself, governmental measures to combat inflation and public speculation about possible future government actions have in the past had significant negative effects on the Brazilian economy. If Brazil experiences substantial inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Developments in other emerging market countries may affect the Brazilian economy, may hurt our ability to finance our operations and may affect the market price of the Class B Shares and ADSs.

        We believe international investors in general consider Brazil to be an emerging market. Economic and market conditions in other emerging market countries, especially those in Latin America, seem to influence the market for securities issued by Brazilian companies.

        Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indexes, including those in Brazil, have declined significantly. For example, the Brazilian financial markets were adversely affected by the Asian financial crisis at the end of 1997 and the Russian financial crisis in 1998. As a result of the economic problems in the international financial markets, including Argentina, Brazil has periodically experienced a significant outflow of U.S. dollars and Brazilian companies have faced higher costs for raising funds, both domestically and abroad and have been impeded from accessing international capital markets.

        Investors’ perception of increased risk due to the crisis in other emerging market countries may lead to reduced levels of investment in Brazil. In addition, we cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us. Finally, the market price of the Class B Shares and ADSs may be adversely affected by crises in other emerging markets, as Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries.

Risks Relating to Our Operations

We are controlled by the State of Paraná and government policy could have a material adverse effect on us and on our business.

        We are controlled by the State of Paraná, which directly and indirectly holds 58.6% of our outstanding common voting shares as of the date of this Annual Report, and whose interests may differ from yours. The State of Paraná has the power to control all our operations, including the power to:

  elect a majority of our directors; and

  determine the outcome of any action requiring common shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of any future dividends.

Government policy could have a material adverse effect on us and our business, results of operations, financial condition or prospects. In 2003, as a result of changes in government, there were significant modifications in our board of directors and senior management, which resulted in changes in some aspects of our strategy and operations. In particular, after ANEEL granted us a rate increase in June 2003, we established a discount in an equal amount that effectively reversed the rate increase for all our customers except those that do not pay their statements on time.

We are largely dependent upon the economy of the State of Paraná.

        Our market for the majority of our sales of electricity historically has been and currently is located in Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná. We cannot assure you that economic conditions in Paraná will be favorable to us in the future.

Our commitments under long-term power and capacity purchase agreements could have a material adverse effect on our business if their terms are not renegotiated or if we are forced to fully comply with these terms.

        We have entered into several dollar-indexed long-term energy purchase and capacity purchase agreements. Due to the overall decrease in energy prices and the devaluation of the real, our commitments under these contracts have become more burdensome. Additionally, the parties to the contracts have been unable to secure regulatory approval by the Brazilian regulatory agency for the electric sector, ANEEL and the validity of the terms of these contracts under Brazilian law is uncertain. We have renegotiated the terms of our long-term agreements with Companhia de Interconexão Energética–Cien (“Cien”) and are currently involved in a legal proceeding with UEG Araucária Ltda. (“Araucária”) regarding the restructuring of the terms of our contract with them. The determination of the validity of this contract and the outcome of any such negotiations is uncertain and, if these efforts are unsuccessful, the full performance of this contract could materially adversely affect our business.

We are involved in several lawsuits that could have a material adverse effect on our business if their outcome is unfavorable to us.

        We are the defendant in several legal actions, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially adversely affect our business and the value of the Class B Shares and ADSs.

The development of power generation projects is subject to substantial risks.

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

We must comply with rigorous minimum quality standards.

        According to our concession agreement, we must comply with the minimum quality standards determined by the Brazilian government for the distribution of electric energy, as well as meet minimum standards for the improvement of services. If our performance falls below these standards, we may be subject to penalties and fines. In extreme instances, the Brazilian government may force us to forfeit our concession.

Risks Relating to the Brazilian Electric Sector

The tariffs that we charge for sales of electricity to captive consumers are determined pursuant to a concession agreement with the Brazilian government through ANEEL, and our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are not favorable to us.

        ANEEL has substantial discretion to establish the tariff rates we charge our customers. Our tariffs are determined pursuant to concession agreements with ANEEL and in accordance with ANEEL’s regulatory decision making authority.

        Our concession agreement and Brazilian law establish a price cap mechanism that permits three types of tariff adjustments: (1) the annual readjustment (reajuste anual), (2) the periodic revision (revisão periódica) and (3) the extraordinary revision (revisão extraordinária). We are entitled to apply each year for the annual adjustment, which is designed to offset some effects of inflation on tariffs and pass through to customers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain other regulatory charges, including charges for the use of transmission and distribution facilities. In addition, ANEEL carries out a periodic revision every four or five years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff adjustments, the effect of which is to reward the good management of our costs while sharing any related gains with our customers. We are also entitled to request an extraordinary revision of our tariffs if unpredictable costs significantly alter our cost structure.

        We cannot be sure if ANEEL will establish tariffs at rates that are favorable to us. In addition, to the extent that any of these adjustments are not granted by ANEEL in a timely manner, our financial condition and results of operations may be adversely affected.

We may face increased competition that could adversely affect our market share and revenues.

        Within our concession area we do not currently face competition in the distribution of electric energy to residential, commercial and industrial customers of low voltage supply. However, as a result of legislation passed in 1995 and 1998, other suppliers are permitted to offer electricity to certain large electricity customers that meet the regulatory requirements to qualify as Free Consumers. Free Consumers are those customers with demand equal to or greater than 3MW that are supplied at a voltage level equal to or greater than 69kV or, in the case of new customers that have entered the market since July 1995, customers with demand equal to or greater than 3MW that are supplied at any voltage level. These Free Consumers may be offered electricity at lower prices than those we currently charge. Our distribution business will not be able to compete with these suppliers after December 2004 since we will not be allowed to enter into agreements with Free Consumers after that date.

        The increase in competition from other energy suppliers serving Free Consumers located in our concession area, together with the issuance of additional regulations aimed at fostering competition in the energy sector, could adversely affect our market share and revenues.

Electricity shortages might affect the cost of electric energy and the prices we can charge customers.

        Due to the dependence of the electric energy sector upon natural and seasonal variables such as rainfall and water levels, deterioration in these conditions could severally hamper the generation of electric energy.

        During 2001, Brazil experienced a severe shortage of capacity to generate electrical energy. The crisis was largely due to a lack of investment in power generation and to drought conditions throughout much of the country, which caused water levels at hydroelectric plants (which, at the time, accounted for 88.3% of the country’s generating capacity) to fall to less than one-third of capacity.

        In order to avoid the possibility of rolling blackouts, the Brazilian government announced measures in June 2001 aimed at the reduction of electricity consumption in the southeast, central-western and northeastern regions of Brazil by an average of 20% and announced surcharges for those who did not meet their cutback quotas and incentives for those who did. The State of Paraná was exempted from these measures because the State of Paraná did not experience the drought conditions and the reservoirs in the State were able to maintain their normal operating capacity. The Brazilian government also ordered that energy distribution companies located in the affected regions of the country reduce the energy supply to their customers. The restrictions remained in effect until February 28, 2002.

        In the future, the Brazilian government may adopt further measures to reduce energy consumption in other regions of the country, including the State of Paraná, if the generation capacity in Brazil does not increase to meet the growth in demand. These measures, if adopted, including the reduction of our customers’ electricity consumption and the limitations on our ability to generate, transmit or distribute energy, could have a material adverse effect on our financial conditions and results of operations. Additionally, such shortages may lead to the generation of energy through higher cost alternatives. In such situations, according to the New Industry Model Law, as defined below, all energy agreements, which are electricity purchase agreements, in which the generator commits to supply a certain amount of electricity and assumes the risks associated with shortfalls in the electricity supply (“Energy Agreements”), shall have their volumes reduced in the same proportion to the consumption reduction. Such a reduction will cause a reduction in our revenues without a correspondent reduction in our expenses and consequently will reduce our profits. In addition, in these situations, all the capacity agreements, which are electricity purchase agreements, in which the generator commits to make a certain amount of capacity available and the distributor assumes the risks associated with shortfalls in the electricity supply (“Capacity Agreements”), shall be affected by a compulsory reduction in the consumption without a correspondent reduction in the amounts paid by distributors to generators, which may also affect our profits.

We are subject to extensive governmental legislation and regulation and to major regulatory changes that are still being implemented by the Brazilian government, and we cannot be certain of their effect on our business and results of operations.

        We are a major Brazilian power company that generates and distributes electricity to customers in the State of Paraná. In recent years, the Brazilian government has implemented policies that have had a far-reaching impact on the Brazilian power industry and, in particular, the electricity industry. Law No. 10,848 for the New Electric Energy Model, Lei do Novo Modelo do Setor Elétrico (the “New Industry Model Law”), which regulates the operations of companies in the power industry, was enacted on March 15, 2004. The New Industry Model Law remains subject to enactment of decrees of the Brazilian government and implementing resolutions of ANEEL, and is currently being challenged by one of the Brazilian political parties before the Brazilian Supreme Court. The timing and effect of these measures, the outcome of the legal proceedings and future reforms in the power industry could have an adverse impact on our business and results of operations. (See “Item 4. Information on the Company—The Brazilian Power Industry—Reform of the Electric Energy Industry.”)

We may be forced to purchase energy in the spot market to meet customer demand, and the price of spot market energy purchases may be substantially higher than the price of energy under our long-term energy purchase agreements.

        Under the New Industry Model Law, electric energy distributors, including us, must contract, through public bids conducted by ANEEL, 100% of our forecasted electric energy demand for our respective distribution concession areas, five years prior to the actual delivery of electric energy. Under the prior regulatory regime, we were required to contract 95% of our forecasted electric energy demand. Whenever our initial forecasts fall significantly short of actual electricity demand, we may be forced to make up the shortfall with short-term electricity purchase agreements. We cannot guarantee that our initial forecasts for energy demand in our distribution concession area will be accurate, and if they are not, we may face significantly higher prices in the spot market to satisfy our electric energy distribution obligations, as well as subject us to certain penalties imposed by ANEEL, which remain subject to further regulation.

The New Industry Model Law will require us to change how we sell the energy we generate and how we buy the energy we distribute. This could adversely affect our profitability, our cash flows and expose us to different risks.

        Approximately 90% of the electricity we produce is committed under the initial supply contract between Copel Geração S.A. (“Copel Geração”) and Copel Distribuição S.A. (“Copel Distribuição”), which will expire in 2005. Under the New Industry Model Law, beginning in 2005, Copel Geração will have to sell all the electric energy previously committed under our initial supply contracts (the “Initial Supply Contracts”) directly in the regulated market, known as the Pool (the “Pool”) and Copel Distribuição will have to purchase energy from the Pool. After the expiration of such contract, we cannot guarantee that we will be able to sell all such electric energy directly in the Pool or that the quantities and prices of such sales will be satisfactory, or at least similar to those in our current initial supply contract. If we do not succeed in selling such electric energy in the Pool, we may be forced to sell it at significantly lower prices in the spot market if we are able to sell it there at all. Such a situation could adversely affect our revenues and results of operations.

We generate a significant portion of our operating revenues from Free Consumers who may seek alternative energy suppliers upon the expiration of their contracts with us.

        We hold concessions to distribute electricity in 392 municipalities in the State of Paraná. Within our concession area we do not face competition in the distribution of low voltage electric energy to residential, commercial and industrial customers. However, other electric energy suppliers are now permitted to compete with us in offering electricity to Free Consumers.

        These customers, primarily industrial consumers, are engaged in a range of industries, including chemical, non-ferrous minerals, food and beverages and paper products. During 2003, we provided electricity to 35 customers that qualify as Free Consumers, thereby allowing them the option to opt out of our distribution system, representing approximately 6.1% of our net operating revenues and approximately 13.4% of the total quantity of electricity sold by us. Approximately 6.5%, 3.9% and 2.1% of the megawatts sold under contract to such customers are set to expire in 2004, 2005 and 2006, respectively. There can be no assurance that, upon the expiration of their contracts with us, these Free Consumers will be willing to renew their contracts with us. A loss of business to other energy suppliers serving Free Consumers located in our concession area could adversely affect our market share.

        In addition, we have the risk of loss of customers in the demand ranges between 500kW and 3000kW. These customers represent 11.0% of our net operating revenues, and they may opt to be supplied by means of alternative sources, such as wind power projects, small hydroelectric power plants or biomass projects. These customers have the right to a discount in transmission or distribution tariffs of at least 50%.

Our equipment, facilities and operations are subject to numerous environmental and health regulations which may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

        Our distribution and generation activities are subject to comprehensive federal and state legislation as well as supervision by Brazilian governmental agencies that are responsible for the implementation of environmental and health laws and policies. These agencies could take enforcement action against us for our failure to comply with their regulations. These actions could include, among other things, the imposition of fines and revocation of licenses. It is possible that enhanced environmental and health regulations will force us to allocate capital expenditures towards compliance, and consequently, divert funds away from planned investments. Such a diversion could have a material adverse effect on our financial condition and results of operations.

Risks Relating to the Class B Shares and ADSs

As a holder of ADSs you will generally not have voting rights at our shareholders’ meetings.

        In accordance with the Brazilian Corporation Law and our by-laws, holders of the Class B Shares, and thus of the ADSs, are not entitled to vote at our shareholders’ meetings except in limited circumstances. This means, among other things, that you, as a holder of the ADSs, are not entitled to vote on corporate transactions, including any proposed merger or consolidation (“incorporação”) with other companies.

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

As a holder of ADSs you will have fewer and less well defined shareholders’ rights in Brazil than in the United States and certain other jurisdictions.

        Our corporate affairs are governed by our by-laws and the Brazilian Corporation Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil. Under the Brazilian Corporation Law you and the holders of the Class B Shares may have fewer and less well-defined rights to protect your interests relative to actions taken by our Board of Directors or the holders of Common Shares than under the laws of some jurisdictions outside Brazil.

        Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of minority shareholder interests may be less well developed and enforced in Brazil than in the United States, which could potentially disadvantage you as a holder of the preferred shares and ADSs. For example, when compared to Delaware general corporation law, Brazilian Corporation Law and practice has less detailed and well-established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Brazilian companies must hold 5% of the outstanding share capital of a corporation to have standing to bring shareholders’ derivative suits, and shareholders in Brazilian companies ordinarily do not have standing to bring a class action.

If we issue new shares or our shareholders sell shares in the future, the market price of your ADSs may be reduced.

        Sales of a substantial number of shares or the belief that this may occur, could decrease the prevailing market price of the Class B Shares and ADSs by diluting the value of the shares. If we issue new shares or our existing shareholders sell shares they hold, the market price of the Class B Shares and of the ADSs may decrease significantly. Such issuances and sales also might make it more difficult for us to issue Class B Shares and ADSs in the future at a time and a price that we deem appropriate and for you to sell your securities at or above the price you paid for them.

You may be unable to exercise preemptive rights relating to the preferred shares.

        You will not be able to exercise the preemptive rights relating to the Class B Shares underlying your ADSs unless a registration statement under the United States Securities Act of 1933 as amended (“Securities Act”), is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. The depositary bank will not offer rights to you as a holder of the ADSs unless the rights are either registered under provisions of the Securities Act or are subject to an exemption from the registration requirements. We are not obligated to file a registration statement with respect to the shares or other securities relating to these rights, and we cannot assure you that we will file any such registration statement. Accordingly, you may receive only the net proceeds from the sale of your preemptive rights by the depositary bank or, if the preemptive rights cannot be sold, they will be allowed to lapse. If you are unable to participate in rights offerings, your holdings may also be diluted.

If you exchange your ADSs for Class B Shares, you risk losing the ability to remit foreign currency abroad and Brazilian tax advantages.

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

The Brazilian government may impose exchange controls and restrictions on remittances abroad which may adversely affect your ability to convert funds in reais into other currencies and to remit other currencies abroad.

        You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of Brazilian currency into foreign currencies. The Brazilian government last imposed remittance restrictions for a brief period in 1989 and early 1990. Re-imposition of these restrictions would hinder or prevent your ability to convert dividends, distributions or the proceeds from any sale of Class B Shares, as the case may be from reais, into U.S. dollars or other currencies and to remit those funds abroad. We cannot assure you that the Brazilian government will not take similar measures in the future.

The relative volatility and illiquidity of the Brazilian securities markets may impair your ability to sell the Class B Shares underlying the ADSs.

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

Item 4. Information on the Company

THE COMPANY

        We are a fully integrated electric power company engaged in the generation, transmission and distribution of electricity in the Brazilian State of Paraná, pursuant to concessions granted by the Brazilian regulatory agency for the electric sector, ANEEL. At December 31, 2003, we generated electricity at 17 hydroelectric plants and one thermoelectric plant, with a total installed capacity of 4,549.6 MW (approximately 99.6% of which is hydroelectric). Our electric power business is subject to comprehensive regulation by ANEEL.

        We hold concessions to distribute electricity in approximately 98% of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. At December 31, 2003, we owned and operated 6,977 kilometers of transmission lines and 165,167 kilometers of distribution lines, constituting the sixth-largest distribution network in Brazil. Of the electricity we supplied to our final customers during 2003:

  45.8% was to industrial customers;

  23.3% to residential customers;

  15.2% to commercial customers; and

  15.7% to rural and other customers.

        Although by 2003 the Brazilian energy sector had recovered from the drought experienced in 2001 and its after effects, the demand for power remained soft because of the long-term effects of the conservation program, particularly among residential customers and the slow rate of growth in the Brazilian economy generally. Under these conditions, certain long-term commitments to purchase power became uneconomical, and these also adversely affected our financial condition.

        The 2002 elections in Brazil also resulted in major changes in the Brazilian government and in the state government of Paraná. Luiz Inácio Lula da Silva took office in January 2003 and as part of his program of reforms, the Ministry of Mines and Energy, Ministério de Minas e Energia (“MME”) launched a proposal to change the rules governing the electric energy industry. Such proposal resulted in the enactment of the New Industry Model Law, which modifies several important aspects of the regulations governing the electric energy industry, although certain provisions of the reform will require additional regulation in order to implement them. (See “—The Brazilian Power Industry — Reform of the Electric Energy Industry”). In the State of Paraná, a new governor, Roberto Requião, was elected from a different political party than the old administration, and, as a result, all the members of our board of directors and all of our executive officers were replaced in January 2003.

        The new government withdrew a longstanding initiative to privatize some of our businesses. Our new management has implemented significant and wide-ranging changes in our strategy and has focused on our responsibilities to our customers, our shareholders and society. Key elements of our strategy include the following:

  Refocusing our business on meeting the requirements of customers;

  Reevaluating the internal structure of the Company and its subsidiaries;

  Changing our capital expenditure priorities to emphasize modernizing our transmission network and improving the reliability of our transmission and distribution systems;

  Obtaining relief, by negotiation or by other means, from the burdens of uneconomical long-term power purchase commitments, in particular the contract with Araucária;

  Seeking to reduce our foreign-currency indebtedness;

  Reducing our losses from customer defaults and from energy theft and fraud;

  Reviewing our investments in affiliates and joint ventures with the objectives of exiting those that are not consistent with our core objectives, and limiting future investments to those we control; and

  Strengthening corporate governance by a variety of measures, including increasing oversight by the board of directors and the fiscal council.

        Our head offices are located at Rua Coronel Dulcídio, 800, CEP 80420-170 Curitiba, Paraná, Brazil. Our telephone number at the head office is (55-41) 322-3535.

        Historical Background

        We were formed in 1954 by the State of Paraná to engage in the generation, transmission and distribution of electricity, as part of a plan to bring the electric power sector under state control. We acquired the principal private power companies located in Paraná in the early 1970s. During the period from 1970 to 1977, we significantly expanded our transmission and distribution network and the connection of our network to networks in other states. In 1979, a change in state law permitted us to extend our generating activities to include production from sources other than hydroelectric plants.

        Relationship with the State of Paraná

        The State of Paraná owns (directly and indirectly) approximately 58.6% of our Common Shares and, consequently, has the ability to control the election of the majority of the members of our Board of Directors, the appointment of senior management and our direction, future operations and business strategy.

        In December 1998, the Paraná state legislature passed a law authorizing our corporate restructuring and the sale of the State’s interest in our share capital. In 2001, the State of Paraná pursued a proposed sale of the State’s interest. At the end of 2001, the privatization process was indefinitely postponed due to a variety of circumstances, including market conditions, uncertainties brought on by the September 11, 2001 terrorist attacks in the United States, the faltering Argentine economy and legal actions contesting proposed privatizations in the State of Paraná. Following the elections in the State of Paraná in November 2002, the new governor announced that his government would not pursue a longstanding initiative to privatize our operations.

        Corporate Restructuring

        Prior to 2001, we were a single corporation engaged in the generation, transmission and distribution of electricity and in certain related activities. In order to facilitate our proposed privatization and compliance with the changed regulatory regime, we transferred our operations to four wholly-owned subsidiaries—one each for generation, transmission, distribution and telecommunications—and our investments in other companies to a fifth wholly-owned subsidiary. This corporate restructuring was completed in March 2001.

        Beginning in January 2003, our new management has been reevaluating our corporate structure. We are currently studying a reorganization plan that would eliminate duplicative administrative structures and enhance fiscal and administrative efficiencies and we are considering combining some of our corporate entities. By the end of 2004, we expect to develop a comprehensive plan for the reorganization of our corporate structure. In accordance with the New Industry Model Law, the distribution sector will remain separate from the generation and transmission sectors in our reorganization plan.

Business

        During 2003, we produced 56.1% of the electricity we delivered. In addition to the energy we produce, we are required, like certain other Brazilian utilities, to purchase energy from Itaipu Binacional (“Itaipu”) in an amount determined by the Brazilian government based on our sales of electricity. Itaipu is the largest operating hydroelectric power plant in the world, with an installed capacity of 12,600 MW. Pursuant to a 1973 treaty between Brazil and Paraguay, Brazil purchases a substantial majority of the electricity generated by Itaipu. The following chart sets forth the sources and uses of electricity we delivered during 2003. Amounts other than percentages are in GWh. The classification of our energy sales is based on the regulatory structure discussed in “—The Brazilian Power Industry.”

        The following table sets forth the total electricity we generated, purchased from Itaipu and purchased from others in the last five years.

	Year ended December 31,

	2003	2002	2001	2000	1999

	(GWh)
Electricity we generated	16,598	19,100	24,380	16,825	18,684
Electricity we purchased from Itaipu	5,678	4,845	4,640	5,546	5,375
Electricity we purchased from others(1)	7,286	4,587	419	1,900	434

Total	29,562	28,532	29,439	24,271	24,493

____________
(1)	Includes capacity made available but not fully delivered.

        The following table sets forth the total electricity we sold to final customers, distributors, and other utilities in the south of Brazil through a transmission network known as the Interconnected Power System—South/Southeast (“Interconnected Power System “) that links the states in the South and Southeast of Brazil.

	Year ended December 31,

	2003	2002	2001	2000	1999

	(GWh)
Electricity delivered to final customers
(retail and unregulated)	18,782	18,551	18,037	17,629	15,707
Electricity delivered to distributors in Paraná	468	411	449	412	391
Electricity delivered to out of state
distributors under Initial Supply Contracts	105	140	140	1,424	2,992
Bilateral Agreements	2,410	679	516	730	—
Electricity delivered to the Wholesale Energy
Market and the Interconnected Power
System (1)	6,199	7,119	8,609	2,453	3,789
Subtotal	27,964	26,900	27,751	22,648	22,879

Losses—Distribution System	1,598	1,632	1,688	1,623	1,614

Total	29,562	28,532	29,439	24,271	24,493

____________
(1)	Includes capacity made available but not fully delivered.

Generation and Purchases of Energy

Generation Facilities

        At December 31, 2003, we operated 17 hydroelectric plants and 1 thermoelectric plant, with a total installed capacity of 4,549.6 MW. We produce electricity almost exclusively through our hydroelectric plants. Our assured energy, which represents our minimum potential total output, totaled 17,175 GWh in 2003. The actual generation in any year differs from assured energy, depending on hydrological conditions and other factors. We generated 16,598 GWh in 2003, 19,100 GWh in 2002 and 24,380 GWh in 2001. The high level of generation in 2001 was due to the heavy demand as a result of rationing in other parts of Brazil. The generation of electrical energy at our hydroelectric plants is supervised and coordinated by our generation operation center in Curitiba, which is presently responsible for the operation of approximately 98.8% of our total installed capacity.

        The following table sets forth certain information relating to our plants in operation at December 31, 2003.

Type	Plant	Installed Capacity	Assured Energy(1)	Placed In Service	Concession Expires

		(MW)	(GWh/yr)
Hydroelectric	Gov. Bento Munhoz da	1,676	5,045	1980	2023
	Rocha Netto
Hydroelectric	Gov. Ney Aminthas de	1,260	5,282	1992	2009
	Barros Braga
Hydroelectric	Salto Caxias	1,240	5,300	1999	2010
Hydroelectric	Gov. Pedro Viriato	260	955	1970	2015
	Parigot de Souza
Hydroelectric	Guaricana	36	119	1957	2006
Hydroelectric	Chaminé	18	102	1930	2006
Thermoelectric	Figueira	20	123	1963	2019
______________________
(1)	Values used to determine volumes committed for sale under Supply Contracts.

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

        Guaricana, Chaminé and Figueira, together with our 11 other hydroelectric plants (Marumbi, Apucaraninha, Mourão, Derivação do Rio Jordão, São Jorge, Chopim I, Rio dos Patos, Cavernoso, Pitangui, Salto do Vau and Melissa) have a total installed capacity of 39.61 MW.

Expansion of Generating Capacity

        Demand for electrical energy in southern Brazil continues to grow. Until 1999, we invested heavily in increasing our generating capacity, culminating with the completion of the Salto Caxias facility in 1999. We funded the project with cash from operations and proceeds from financings completed in 1997. Since 2000, we have been investing substantially less in increasing our generating capacity as a result of limitations under Brazilian monetary regulations on the ability of state-controlled entities to borrow to finance new investment. We expect to spend R$88.6 million on generation capacity from 2004 through 2008 on our wholly owned facilities and R$97.4 million on generation capacity from 2004 through 2008 at facilities in which we hold an interest.

        We have interests in several generation projects and, approximately 100% of the energy that these projects will generate will be available for our use, substantially enhancing our generation capacity in the future. The following table sets forth information regarding our planned major generation projects for the period from 2004 to 2008.

Facility	Estimated Installed Capacity	Estimated Assured Energy(1)	Budgeted Completion Cost	(Expected) Beginning of Operation	Our Ownership Percentage	Estimated Energy Available to Copel	Status

	(MW)	(GWh/year)	(R$ million)
Santa Clara and Fundao	240	1,186	361	January 2005	40.0%	85.0%(2)	SPC Incorporated
Sao Jeronimo	331	1,450	510	July 2008	21.0%	100.0%	Concession Awarded
________________
(1)	Values used to determine volumes committed for sale under Initial Supply Contracts.
(2)	With an option to purchase the additional 15% of available energy.

        Campos Novos. Campos Novos Energia S.A. (“ENERCAN”), signed a concession agreement to operate the Campos Novos plant in May 2000. In November 2003, we sold our 16.7% interest in Campos Novos. As part of the transaction, we received a down-payment of R$17.7 million. ANEEL approved the sale in February 2004. We received a payment of R$73.5 million for our interest in Campos Novos in February 2004.

        Santa Clara and Fundão. The Santa Clara and Fundão hydroelectric plants will be comprised of two hydroelectric power generation units on the Jordão river in the State of Paraná. The units are expected to have total installed capacity of 240 MW. Two smaller hydroelectric generation units will also be installed, which are expected to have additional installed capacity of 5.9 MW. The plant is expected to begin operation in January 2005. Centrais Elétricas Rio Jordão (“ELEJOR”), signed a concession agreement for the plant in October 2001. We own 40% of the common shares in ELEJOR.

        In September 2002, Centrais Elétricas Brasileiras S.A.—Eletrobrás (“Eletrobrás”), a company controlled by the Brazilian government, executed a shareholders’ agreement with ELEJOR, in which it was agreed that Eletrobrás’ interest in the project would consist of all the preferred shares outstanding. The shareholders’ agreement provides that Eletrobrás has the obligation to subscribe for approximately 59,900,000 preferred class B shares. By April 2004, Eletrobrás had subscribed for the equivalent of 41,700,000 preferred class B shares, in an amount of approximately R$48.7 million. ELEJOR is required to acquire Eletrobrás’ preferred class B shares in 32 quarterly installments (adjusted by IGP-M plus interest of 12% per year), starting 24 months after the commercial start-up of the project.

        ELEJOR’s partners estimate that the expenditures necessary to construct the plant will total approximately R$474.6 million, of which the partners will be responsible for approximately R$28.14 million (as of December 31, 2003). We expect that R$290.2 million will be financed by Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), a Brazilian development bank wholly owned by the federal government, and the outstanding amount will be provided by our partners in ELEJOR (R$42.2 million), Eletrobrás (R$70.7 million) and cash flow generated by the facility (R$43.3 million). In April 2004, we signed a loan agreement with ELEJOR by means of which we will loan ELEJOR R$107.5 million, with interest equivalent to CDI plus a spread of 3.198% per year and with an amortization schedule of 120 months. ELEJOR has already signed a 12-1/2-year power purchase agreement (the “PPA”) with Copel Distribuição to sell 85% of the energy that it will produce. Currently ELEJOR and Copel Distribuição are renegotiating the PPA and are considering an arrangement whereby Copel Distribuição would purchase 100% of the energy produced in the ELEJOR complex.

        Construction of the Santa Clara Plant began in December 2002. In nominal terms, as of December 31, 2003, ELEJOR had invested R$116.8 million in this project, of which we had invested R$28.1 million. In December 2003, we and Triunfo Participações signed a commitment to purchase shares of ELEJOR, by means of which we are required to acquire 30% of the common shares held by Triunfo Participações in ELEJOR. At the time of execution of the commitment, we made a down-payment in the amount of R$7.4 million, which will ultimately result in an increase of our interest in ELEJOR from 40% to 70%. As provided in the commitment, the transaction was submitted to ANEEL and CADE for their approval. Upon approval of the transaction, we will be required to pay an additional sum of R$30 million and make approximately 16 million kWh of energy available, which is equivalent to R$2.7 million, plus R$0.3 million related to the assignment of certain equipment which we are still in the process of appraising.

        São Jerônimo. The São Jerônimo hydroelectric plant will be located between the municipalities of Tamarana and São Jerônimo de Serra on the Tibagi river in the State of Paraná. The plant, whose future structure will include a 105 meter dam, is projected to have two generation units with total installed capacity of 331 MW. It is currently unclear when the plant will enter into commercial operations. A number of important issues remain to be resolved due to the bankruptcy of one of the shareholders in 2002 and difficulties in obtaining the required permission from the Brazilian congress in order to execute the project in an indigenous area.

        The following table sets forth information regarding certain generation project joint ventures in which we have a minority interest.

Type	Plant	Installed Capacity	Assured Energy (1)	Placed in Service	Our Ownership Percentage	Estimated Energy Available to COPEL	Concession Expires

		(MW)	(GWh/yr)
Thermoelectric	Araucária	484.3	3,903.0	September 2002	20%	100%	2022

Hydroelectric	Dona Francisca	125.0	700.8	February 2001	23%	100%	2034

Hydroelectric	Foz do Chopim	29.7	175.0	October 2001	36%	100%	2034

Wind	Centrais Eólicas do Paraná	2.5	7.0	February 1999	30%	100%	2019
________________
(1)	Values used to determine volumes committed for sale under Initial Supply Contracts.

        Araucária. Araucária was formed in April 1998 to construct the Araucária Thermoelectric Power Plant in the municipality of Araucária (located in the Curitiba metropolitan area). The plant became operational in September 2002, with a net capacity of 484.3 MW. The plant is fueled by natural gas imported from Bolivia through the Brazil-Bolivia pipeline. Araucária has been granted a license by ANEEL to operate as an independent power producer. An entity managed by a subsidiary of El Paso Corporation, which is a large U.S.-based international energy company, owns 60% of the equity of Araucária, the Brazilian oil company Petróleo Brasileiro S.A. — Petrobras (“Petrobras”) owns 20% and we own 20%. Pursuant to the articles of association of Araucária, we have board representation and limited veto rights but the El Paso Corporation entity effectively controls Araucária. Through December 31, 2003, Araucária had invested approximately U.S.$300 million to construct the plant, financed entirely by shareholder contributions. U.S.$60 million of the financing was provided by us.

        Dona Francisca. We own 23% of the voting shares of the Dona Francisca Energética S.A. hydroelectric power plant (“Dona Francisca”), which is located on the Jacuí River in the State of Rio Grande do Sul. Construction on Dona Francisca began in August 1998 and commercial operations started in February 2001. The plant has an installed capacity of 125 MW. The investment necessary to construct the plant was R$218.6 million, of which R$60.5 was invested by us. The remaining amount was financed by BNDES and the Interamerican Development Bank (“the IDB”). Dona Francisca signed a power purchase agreement with Copel Geração, which was to be slated in effect until March 2015 and which obligated Copel Geração to purchase 100% of the energy generated at Dona Francisca. However, ANEEL did not approve the agreement and we are currently in the process of contesting their decision.

        Foz do Chopim. The Foz do Chopim hydroelectric plant is located on the Chopim River in the State of Paraná and was built on the already existing structure of the Julio de Mesquita plant, which is no longer active. We own a 36% interest in the Foz do Chopim hydroelectric plant and the remaining 64% is owned by DM Planejamento Administração e Participações Ltda. The plant has an installed capacity of 29.7 MW. The investment necessary to construct the plant was R$51.4 million, of which R$28.5 million was invested by us. The first generation unit started operating on October 25, 2001, and the second generation unit started operating on December 8, 2001.

        Centrais Eólicas do Paraná. We own a 30% interest in Centrais Eólicas do Paraná Ltda., formed in December 1998 to install and operate the first wind power plant in southern Brazil. The wind power plant comprises five 500 KW wind power generators amounting to an installed capacity of 2.5 MW. The facility generates 4.9 GWh annually. The plant has been in operation since February 1999. We invested R$1.2 million in the construction of the plant and the total cost of constructing the plant was R$4 million.

        Proposed Projects

        We are involved in various private initiatives formed to study the technical, economic and environmental feasibility of certain generation projects. These proposed generation projects would have a total of 153 MW of installed capacity. The following table sets forth information regarding our proposed generation projects.

Type	Project	Estimated Installed Capacity	Estimated Assured Energy	Estimated Cost	Our Ownership Percentage	Energy Available Estimated to Copel

		(MW)	(GWh/yr)	(R$) in millions
Hydroelectric	Rio Areia	30	149	69	30%	100%
Hydroelectric	Rio Chopim	123	598	184	15%	100%

        Purchases

        We purchased 5,678 GWh of electricity from Itaipu in 2003 or 19.2% of the total electricity we purchased in 2003. In 2003, our purchases represented approximately 6.4% of Itaipu’s supply to Brazil and 33% of the energy purchased from Itaipu by the southern region of Brazil. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in proportion to the volume of electricity that they historically have provided to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars and have been above the national average cost for bulk supply of power.

        During 2003, we paid an average tariff of R$76.2 per MWh for purchases of energy from Itaipu, as compared to R$102.2 during 2002. These figures include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

        Araucária

        We entered into a Capacity Purchase Agreement dated May 31, 2000 with Araucária (the “CPA”). Under the CPA, we agreed that following the completion of the Araucária facility, we would operate and maintain it at our expense, including the cost of fuel; we also agreed to purchase 100% of its capacity. The CPA contains a complex formula governing our capacity payments. The formula is designed to permit Araucária to service each element of an assumed capital structure.

        As the construction of the plant neared completion in September 2002, the parties sought to renegotiate the CPA, in order to comply with certain requirements established by ANEEL. The approval of the CPA by ANEEL was necessary to permit resale of the energy generated at the plant to consumers. ANEEL refused to grant approval of the CPA because, among other reasons, the CPA is a contract to purchase capacity (as opposed to energy) and because it is indexed to the U.S. dollar. The CPA requires us to make payments to Araucária in amounts that far exceed the resale prices of this energy in the Brazilian market. We negotiated with Araucária with a view to restructuring the CPA, but those negotiations ceased in early 2003. Araucária began billing us for capacity payments in September 2002, and while negotiations continued we made the monthly payments, reserving our rights in the event we were unable to reach agreement.

        In April 2003, Araucária commenced arbitration proceedings against us in the International Chamber of Commerce (the “ICC”), seeking R$69.7 million for the amounts billed to us but not paid through March 2003; it preserved its right to amend its demands at a later date. Araucária also delivered a notice of termination of the CPA, alleging that we were in breach of the CPA and, demanding, pursuant to the contractual provision governing termination, that we purchase the plant. Araucária claimed that the purchase price, net of any applicable taxes and/or charges, would be U.S.$827.4 million, which Araucária contends is the discounted present value of the capacity payments. We are vigorously contesting Araucária’s claims, based on a variety of arguments, in both the arbitration proceedings and in the courts.

        In June 2003, we initiated a lawsuit against Araucária in state court in Paraná seeking the invalidation of the arbitration provision contained in the CPA, and we obtained a preliminary injunction from the court ordering Araucária to suspend the arbitration proceedings commenced against us. In March 2004, we obtained a judgment from a lower court in Brazil which invalidated the arbitration clause and levied a fine in the amount of U.S.$162,000 per day against Araucária. Araucária appealed the decision to the State Supreme Court and obtained a preliminary injunction suspending the application of the fine until a final judgment is obtained from that court. We have filed an appeal of this decision and expect to receive a ruling on our appeal within the next few weeks.

         In August 2003, we filed a suit in state court in Paraná against Araucária to provide for a judicial investigation into the question of whether the power plant could be operated in a continuous and safe manner. Araucária lost an appeal before the State Supreme Court and the judicial investigation was ordered to proceed. The judicial investigation will begin in July 2004 and a court-appointed expert will issue a report thereafter.

        On February 20 and April 15, 2004, hearings were held before the ICC, in which the schedule and procedures to be followed during the arbitration were established. At the April 15 hearing, as a result of the Brazilian lower court ruling invalidating the arbitration clause, we presented a request for a change of venue and we refused to execute the terms of reference established during the February hearing.

        In May 2000, we entered into an agreement for the purchase of gas from Companhia Paranaense de Gás–Compagas (“Compagas”) in order to supply the needs of Araucária. We are currently negotiating with Compagas and Petrobras an amendment to such agreement, given that Araucária is not operational. At this time, the negotiations have not yet concluded.

        In 2003, we did not provision any amounts that may be payable to Araucária. We did provision R$193.1 million for the amounts payable to Compagas, although we have not paid Compagas.

        We cannot assure you that we will be wholly successful in our dispute with Araucária. The financial effects of full performance of the CPA or of purchasing the plant under the termination provisions would be highly material and adverse.

        Cien

        We also entered into two agreements on December 13, 1999 to purchase firm capacity and associated energy from Cien (the “Cien Agreements”). Cien is controlled by the Spanish-based international energy company Endesa. It was established in 1999 to build two transmission lines between Argentina and Brazil, and it obtained financing from a bank syndicate. One transmission line began operating in May 2002 and the other in August of 2002. Beginning on those respective dates, the Cien Agreements required us to purchase an aggregate of 800 MW on a “take or pay” basis.

        We began renegotiating the Cien Agreements in January 2003 and reached an agreement that took effect in December 2003. It provides for us to purchase an aggregate capacity of 400 MW through 2015 at prices determined on the basis of the reference price set forth in the contract and adjustments for inflation and exchange rate variations. Based on the price initially in effect, the aggregate annual amount payable before indexation would be R$332 million per year from 2003 through 2015. The contract also provides for the deferral of parts of the amounts paid in 2003 and 2004, which will be paid in 2005 through 2007. We provisioned the sums due in subsequent years (R$252 million) in our 2003 financial statements.

Transmission and Distribution

        General

        Electricity is transferred from power plants to customers through transmission and distribution systems. Transmission is the bulk transfer of electricity from generating facilities to the distribution system by means of the main national transmission grid (the “Main Transmission Grid”). Distribution is the transfer of electricity from the transmission system to final customers. Residential customers, representing 23.3% of our market for electricity, used 4,382 GWh of electricity during 2003, an increase of 1.7% from residential use during 2002. Industrial customers, representing 45.8% of our market for electricity, used 8,599 GWh of electricity during 2003, a decrease of 0.6% from industrial use during 2002.

        The following table sets forth certain information concerning our transmission and distribution systems at the dates presented.

	At December 31,

	2003	2002	2001	2000	1999

Transmission and subtransmission lines
(km)
230 kV and 525 kV	1,736.9	1,599.0	1,599.0	1,514.1	1,491.7
l38 kV	4,044.7	3,999.1	3,996.1	3,980.9	3,859.1
88 kV	58.2	58.2	58.2	58.2	58.2
69 kV	1,137.2	1,115.8	1,110.0	1,099.0	1,139.7
Distribution lines (km):
23 kV to 44 kV	85,870.5	82,693.2	79,018.7	77,365.6	75,566.0
Overhead distribution lines (km):
13.8 kV to 23 kV	79,296.5	78,343.8	76,054.3	74,327.4	73,132.0
Transformer capacity (MVA)
Transmission substations(1)	15,043.9	14,727.3	14,644.0	17,426.0	16,475.0
Generation (step up) substations	5,004.1	5,004.1	5,004.1	-	-
Distribution substations	1,420	1,338.0	1,305.0	1,251.0	1,237.0
Distribution transformers (MVA)	6,629	6,361.0	6,041.0	5,786.0	5,558.0
Total energy losses	5.4%	5.7%	5.7%	6.7%	6.6%
________________
(1)

In 2003, 2002 and 2001, operations were divided among five wholly-owned subsidiaries and the transformer assets were divided between Copel Geração and Copel Transmissão S.A., and transformer capacity is presented separately for generation transformers and transmission substations.

Transmission

        We operate transmission facilities which are used to transmit the electricity we generate and the energy we receive from other sources. In addition to using our transmission lines to provide energy to customers in Paraná, we also transmit energy through the Interconnected Power System. Two federal companies, Centrais Elétricas do Sul do Brasil S.A. — Eletrosul (“Eletrosul”) and Furnas Centrais Elétricas S.A. – Furnas (“Furnas”), also maintain significant transmission systems in Paraná. Furnas is responsible for the transmission of electricity from Itaipu, while Eletrosul’s transmission system links the states in the south of Brazil. Copel and the other utilities that own transmission facilities are required to allow others to access our respective transmission facilities. ANEEL sets the charges for the use of the Main Transmission Grid.

        We have 34 customers that are directly supplied energy at a high voltage (69 kV and above) through connections to our transmission lines. These customers accounted for approximately 17.4% of our total volume of electricity sold in 2003.

        We are responsible for expanding the 138 kV and 69 kV transmission grid within our concession area. The construction of new transmission facilities of 230 kV and higher will be auctioned or authorized by ANEEL. The winners or those authorized must build, operate and maintain the new facilities, receiving an annual fee from users in accordance with regulations set by ANEEL. We are permitted by ANEEL to make minor improvements to some of the existing 230 kV and 525 kV facilities. In 2003, we reinforced our transmission system by:

  building 205 kilometers of transmission lines;

  building 1 new substation with voltage ranging from 230 kV; and

  upgrading 18 existing substations.

Distribution

        Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 34.5 kV. Electricity is supplied to smaller industrial customers at the higher end of the voltage range and is supplied to residential and commercial customers at the lower end of the range. At December 31, 2003, we provided electricity in a geographic area encompassing approximately 98% of Paraná and served over 3.1 million customers.

        Our distribution network includes 165,167 kilometers of distribution lines, 314,738 distribution transformers and 234 distribution substations of 34.5kV. During 2003, 84,105 new customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas where there is a large concentration of trees in the vicinity of the distribution grid.

System Performance

        We determine the energy losses of our distribution system separately from those of our transmission system. The rate of distribution losses is generally greater than the rate of transmission losses for most Brazilian electricity companies. Some Brazilian utilities calculate losses as a percentage of electricity carried through both the transmission network and the distribution network, which has the effect of reducing a company’s stated rate of losses. We exclude the Interconnected Power System and transmission lines operated by affiliates of Eletrobrás in calculating the rate of losses. We believe that our approach to determining energy losses provides a more accurate measure of our system performance.

        Our energy losses totaled 5.4% of available energy in 2003 and 5.7% in 2002. Of our energy losses in 2003, 60.9% occurred during the distribution of energy, and 39.1% occurred during its transmission.

        In 2003, we experienced a decrease in the quality and reliability in the level of power supply measured by the annual duration of outages per customer as compared to 2002, which led us to focus our strategy on changing our capital expenditure priorities to emphasize modernizing our transmission network and improving the reliability of our transmission and distribution systems. Information regarding the duration and frequency of outages for our customers is set forth in the following chart for the years indicated.

	Year ended December 31,

Quality of Supply Indicator	2003	2002	2001	2000	1999

Duration of outages per customer
per year (in hours)	18h 53min	16h 20min	13h	13h 38min	12h 25min
Frequency of outages per customer
per year (number of outages)	16.54	15.70	12.45	13.36	13.39

Sales to Final Customers

        During 2003, we supplied approximately 97.4% of the energy distributed directly to customers in Paraná. Our concession area includes over 3.1 million customers located in Paraná and in one municipality in the State of Santa Catarina, to the south of Paraná. We also sell energy to eleven free consumers outside of our concession area. During 2003, the total power consumption throughout our concession area plus those free consumers outside our concession area was 18,782 GWh as compared to 18,551 GWh during 2002. This increase in the total consumption was a result of higher levels of industrial and commercial consumption, which together make up 61.0% of our market for electricity. Residential customers, representing 23.3% of our market for electricity used 4,382 GWh during 2003 – an increase of 1.7% from residential use during 2002. Industrial customers, representing 45.8% of our market for electricity, used 8,599 GWh during 2003 – a decrease of 0.6% over industrial use during 2002.

        The following table sets forth certain information regarding our volumes of energy sold to, and revenues (in millions of reais) from sales of energy to, different categories of purchasers for the periods indicated.

	Year ended December 31,

Categories of Purchaser	2003		2002		2001		2000		1999

	(GWh)(3)	(R$ in millions)	(GWh)(3)	(R$ in millions)	(GWh)(3)	(R$ in millions)	(GWh)(3)	(R$ in millions)	(GWh)(3)	(R$ in millions)
Industrial Customers	8,599	1,172.1	8,655	1,053.6	8,317	849.3	7,848	719.3	6,334	556.7
Residential	4,382	1,365.3	4,307	1,221.1	4,312	1,033.9	4,447	928.2	4,306	800.3
Commercial	2,864	724.7	2,726	634.9	2,639	519.2	2,563	442.2	2,384	367.0
Rural and others(1)	2,396	389.5	2,338	342.6	2,251	277.4	2,266	243.8	2,187	207.3
Public services	542	84.9	525	76.2	519	60.7	505	52.6	496	45.9
Wholesale Energy Market and
Interconnected Power
System	6,199	88.7	7,119	116.6	8,609	117.5	2,453	75.2	3,789	23.8
Other distributors	2,982	245.4	1,230	77.0	1,104	62.4	2,566	106.7	3,383	122.1

Total(2)	27,964	4,070.6	26,900	3,522.1	27,751	2,920.3	22,648	2,568.0	22,879	2,123.1

_____________
(1)	Includes street lighting, municipalities and government agencies.
(2)	Total GWh includes our own consumption but does not include our energy losses.
(3)	Includes capacity made available but not fully delivered.

        The following table sets forth the number of our final customers in each category at December 31, 2003.

Number of Final
Category	Customers

Industrial	49,073
Residential	2,428,812
Commercial	257,408
Rural and others(1)	360,205

Total	3,095,498
_____________
(1)	Includes public services

        Approximately 45.8% of the electricity we sold to final customers in 2003 was sold to industrial customers. During 2003, approximately 4.8% of industrial consumption was from industrial customers involved in transportation as compared to 4.6% during 2002. The other primary industrial customers included those involved in the lumber and food industries, accounting for 9.3% and 21.5% respectively of industrial consumption. In 2003, our 20 largest industrial customers accounted for approximately 20.3% of our electricity sold to final customers and approximately 8.7% of our revenues from sales to final customers. No customer accounted for more than 1.2% of our revenues.

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

        Group A Customers receive electricity at 2.3 kV or higher. Tariffs for Group A Customers are based on the actual voltage level at which energy is supplied and the time of year and the time of day energy is supplied. Tariffs are comprised of two components: a “capacity charge” and an “energy charge.” The capacity charge, expressed in reais per KW, is based on the higher of (1) contracted firm capacity and (2) power capacity actually used. The energy charge, expressed in reais per MWh, is based on the amount of electricity actually consumed and evidenced by our metering.

        Group B Customers receive electricity at less than 2.3 kV. Tariffs for Group B Customers are comprised solely of an energy charge and are based on the classification of the customer.

        Effective June 24, 2003, we were granted an increase in the rates we may charge for sales to final customers. These increases averaged 25.3%, on average. However, we have granted a discount, which is equivalent to the rate increase, to those of our final customers who pay their electricity bills when due. As of January 1, 2004, such discount was reduced so that a power rate readjustment of 15% could be passed on to customers. Overdue customers have to pay the 25.3% rate increase in full.

        Industrial and commercial customers accounted for approximately 45.8% and 15.3%, respectively, of our market for electricity sales to final customers during 2003. In 2003, 36.5% of our revenues from sales to final customers were from sales to residential customers, the category with the largest participation in the revenues from sales to final customers, with an average tariff of R$136.32 per MWh.

         On June 24, 2004, we were granted a total tariff increase of 14.43% by ANEEL. This increase consisted of a 9.17% increase in our retail tariffs and a 5.26% increase for deferred regulatory asset recovery. We have decided to continue our policy of granting a discount to our customers who pay their bills in a timely manner and will only apply a 9.0% rate increase to the tariffs we charge such customers. However, those customers with overdue bills will be subject to the entire 14.43% tariff increase.

        The following table sets forth the average tariffs (without a deduction for value-added taxes) for each category of final customer in effect in 2003 and 2002.

	2003	2002

	(R$/MWh)	(R$/MWh)
Tariffs

Industrial	136.32	121.74
Residential	311.61	283.55
Commercial	253.06	232.90
Rural and others	162.54	146.51
Public services	156.59	145.01
All final customers	198.94	179.42

        Low Income Residential Customers. Under Brazilian law we are required to provide discounted rates to certain low income residential customers (“Low Income Residential Customers”). In 2003, we served 703,513 Low Income Residential Customers.

        The following table sets forth the current minimum discount rates approved by ANEEL for each category of Low Income Residential Customer.

Discount From
Consumption	Base Tariff

Up to 30 kWh per month	65%
From 31 to 100 kWh per month	40%
From 101 to 160 kWh per month	10%

        Non-retail Tariffs. In 2003, we were granted an increase of approximately 21.1% in the average tariffs for Initial Supply Contracts with distributors in the State of Paraná. During 2003, the average tariff for sales of energy pursuant to these Initial Supply Contracts was R$66.6 per MWh. We were also granted an increase of 18.2% in the average tariffs for Initial Supply Contracts with out-of-state distributors. During 2003, the average tariff for sales of energy pursuant to these Initial Supply Contracts was R$46.4 per MWh.

        The following table sets forth average tariffs in effect in 2003 and 2002.

	2003	2002

	(R$/MWh)	(R$/MWh)
Tariffs
Initial Supply Contracts with distributors in the State of Paraná	54.65	54.56
Initial Supply Contracts with out-of-state distributors	46.44	39.30

        Transmission Tariffs. In June 2003, ANEEL set R$6,935.01/MW as the monthly tariff for the use of the Main Transmission Grid. In 2003, we paid R$219.9 million in tariffs for the use of the Main Transmission Grid and received R$112.1 million in tariff revenues for the use of our transmission network by other parties.

        In June 2003, ANEEL also set R$2,776.01/MW as the tariff that we and the other distribution companies pay to Furnas for the transportation of high-voltage energy from Itaipu.

Other Businesses

Telecommunications and Information Technology

        Copel Telecomunicações S.A. In March 1998, we were the first Brazilian electric power company to receive authorization from the Brazilian regulatory agency for the telecommunications sector, Agência Nacional de Telecomunicações – ANATEL (“ANATEL”), to provide certain limited specialized telecommunications services, including corporate telecommunications services and international long-distance services within the State of Paraná. We began providing telecommunications services in August of 1998, benefiting from the existence of an extensive network for the transmission and distribution of electric energy, the ownership of the rights of passage and the experience in the operation and maintenance of complex telecommunication networks and systems.

        We currently provide services to most of the telecommunications operators in Paraná. We have 148 clients among supermarkets, universities, banks, Internet providers, TV networks, as well as telecommunication utilities and our units of generation, transmission and distribution. We have approximately 3,300 km of transmission network (backbone) with optic cables connecting the 79 major cities of the State of Paraná, 1,700 of a fiber optic network of urban access, 119 stations, a modern center of operations and 24-hour maintenance teams.

        Sercomtel. We own 45% of the voting stock of Sercomtel Telecomunicações S.A. (“Sercomtel Telecomunicações”) and 45% of Sercomtel Celular S.A. (individually, “Sercomtel Celular” and, jointly with Sercomtel Telecomunicações, “Sercomtel”), which we purchased in May 1998 for a total of R$186 million. Sercomtel holds concessions to provide fixed and mobile telephone services in the municipalities of Londrina and Tamarana in Paraná. We are seeking operating synergies with Sercomtel between our respective telecommunications and electric power operations. Sercomtel Telecomunicações, the fixed-line operator, has approximately 160,787 installed phone lines, 11 telephone stations, 2 public switches, 45 remote stations and 4,034 public telephones. Sercomtel has concessions from ANATEL to provide cable television in São José (State of Santa Catarina) and Osasco and radio-wave transmission television in Maringá and Londrina (State of Paraná). As of December 2003, Sercomtel Celular S.A. had an installed TDMA capacity of 87,327 terminals, an installed GSM capacity of 18,397 terminals and 39 radio stations covering 100% of Londrina’s urban and rural areas. In August 1999, Sercomtel Celular signed a contract with Globalstar do Brasil S.A. to offer satellite telephone services in Londrina and Tamarana. Sercomtel’s gross revenues during 2003 were R$272 million.

        ONDA ISP (“ONDA”). We have a 24.5% interest in ONDA, an internet service provider in Paraná and Santa Catarina making use of our fiber optic network and Asynchronous Transfer Mode–AST (a method of communication in which information is transmitted in cells) and Virtual Private Data Network–VPDN services. As of December 2003, ONDA had 150,000 free customers and 23,600 paying customers. ONDA’s gross revenues during 2003 were R$7.2 million.

Water and Sewage

        We own 15% of the stock of Dominó Holdings S.A., which in turn owns 39.7% of the voting stock of Companhia de Saneamento do Paraná – Sanepar (“Sanepar”), a public utility company that services 342 urban and rural municipalities in the State of Paraná with water distribution and sanitation. Dominó Holdings’ post-tax earnings in 2003 were R$88.2 million.

Gas

        We are engaged in the distribution of natural gas through Compagas, the company that holds the exclusive rights to supply piped gas in the State of Paraná. Compagas’ customers include industries, thermoelectric plants, a cogeneration plant, businesses, gas stations, residences, and fuel cells. Compagas is focusing its marketing efforts on substituting gas for fuel oil and other fuels as a means of achieving greater energy efficiency.

        At year-end 2003, we owned 51% of the capital stock of Compagas and accounted for this interest using the equity method. The minority shareholders of Compagas are Petrobras and Dutopar, each of which owns 24.5% of the capital stock of Compagas.

        Compagas distributes natural gas from Bolivia supplied through the Bolivia-Brazil gas pipeline. Compagas owns a gas distribution network in Paraná consisting of 409 kilometers of pipelines. During 2003, Compagas recorded a daily average sales volume of 504,807 cubic meters of natural gas to 105 customers. In March 2001, Compagas began regular distribution through the Bolivia-Brazil pipeline. During 2003, Compagas’ gross revenues were R$294.1 million, and its net profits were R$29.4 million.

Natural Gas Sales in 2003

Segment	Number of Clients	Consumption(2)	Participation

Industrial	71	382,112	75.70%
Cogeneration	1	72,710	14.40%
Vehicular (gas stations)	15	46,769	9.27%
Thermoelectric	1	1,724	0.34%
Commercial	14	1,327	0.26%
Residential (building)(1)	3	165	0.03%
Total	105	504,807	100%
___________
(1)	The three buildings together have 131 units and 232 total customers.
(2)	In cubic meters.

Services

        We own 40% of the share capital of ESCO Electric Ltda. (“ESCO”), company that advises customers in the use of electricity through consulting services, planning and project implementation, automation services, commissioning, operation, maintenance, training and technical assistance. ESCO also markets products and services aimed at obtaining greater energy efficiency and energy conservation. ESCO, in consortium with the company TRAFO Equipamentos Elétricos S.A., is rendering services to us in the substations of Quedas do Iguaçu and Santa Mônica do Paraná and is currently participating in the electromechanic assembly of the substations, the distribution and transmission lines in 138kv and the construction of the energy complex of Santa Clara and Fundão, in consortium with ABB Limitada. and Consórcio de Ingenieria Electro Mecanica S.A. — CIE. Currently ESCO provides operation and maintenance services to the following hydroelectric plants: Foz do Chopim in the State of Paraná and Itiquira in the State of Mato Grosso.

        We provided consulting services in connection with the preparation of all project studies for the construction of the 328 km double circuit 500 kV transmission line interconnecting the South and Southeast regions through the Bateias (Copel) and Ibiúna (Furnas) substations. We also provided project services for the ongoing construction of four other transmission lines owned by Companhia Estadual de Energia Elétrica-CEEE in the State of Rio Grande do Sul.

        In November 2000, we formed a joint venture called Copel-Agra S/C Ltda (“Copel-Agra”) to provide engineering services, ranging from the preparation of feasibility studies and environmental reports to full engineering, procurement and construction projects. We have a 48% interest in Copel-Agra, which started its operations in the first quarter of 2001. Our partners are Agra-Monenco, a Canadian company, and LACTEC, a technology institute. In December 2001, as a result of the acquisition of Agra-Monenco by AMEC, an English company, the corporate name was changed to Copel-Amec S/C Ltda (“Copel-Amec”). During 2003, Copel-Amec provided various services, such as environmental studies, basic engineering projects and owner engineering.

        In September 1999, we formed a joint venture with Engevix Engenharia and Intertechne Consultores called Braspower International Engineering S/C Ltda. (“Braspower”) to offer technology relating to energy and infra-structure projects in the international market. Braspower is developing viability studies for the Lower Arun Hydroelectric Plant in Nepal, with environmental impact studies already in their execution phase. Braspower also provides consulting services to Power Engineering Consulting Company 1 — PECC1 in connection with the revision of the Tuyen Quang Hydropower project in Vietnam. In October 2003, Braspower signed an agreement to provide consulting services to a project located in Shuibuya, China. The consulting contract is in the amount of approximately U.S.$1 million. Braspower is also currently participating in a bidding process in connection with the development of a power plant in Son La, Vietnam.

Concessions

        We operate under concessions granted by the Brazilian government for our generation, transmission and distribution businesses. Currently our distribution and our transmission concessions will expire in July 2015, but our concessions provide for a possible extension of 20 years.

        In June 1999, Brazilian authorities extended our concession for the generation plants as follows:

  for plants whose concession had officially expired, the concessions were extended for 20 years beginning July 1995; and

  for other plants whose terms have not expired, we will have the option to extend our concessions an additional 20 years when they expire.

Competition

        We have been granted concessions to generate and distribute electricity in an area comprising substantially all of the area of the State of Paraná and do not face competition from the three small utilities that have been granted concessions for the remainder of the state. As a result of legislation passed in 1995 and 1998, however, other suppliers are able to offer electricity to our existing customers at prices lower than those we currently charge. Distribution and transmission companies are required to permit the use of their lines and ancillary facilities for the distribution and transmission of electricity by other parties upon payment of a tariff.

        Customers that may contract with other suppliers for electricity (“Free Consumers”) are limited to:

  existing customers with demand of at least 10 MW and supplied at voltage levels equal to or greater than 69 kV;

  new customers with demand of at least 3 MW at any voltage;

  groups of customers subject to agreement with the local distribution concessionaire; and

  existing customers with demand of at least 3 MW and supplied at voltage levels equal to or greater than 69 kV.

        At December 31, 2003, we had 35 customers that qualify as Free Consumers upon the expiration of their agreements with us. Such customers represented approximately 13.4% of our total volume of electricity sold to final customers in 2003, and approximately 6.1% of our total net operating revenues for that year.

        In the generation business, an independent power producer (“IPP”) may be granted concessions to build or manage generating facilities in Paraná. An IPP is a legal entity or consortium holding a concession or authorization for the sale of electric energy to (i) Free Consumers in the free market, (ii) concessionaires of electric energy services, subject to criteria defined by the MME, (iii) consumers who have not had their supply assured by the local distribution concessionaire after more than 180 days, upon request, subject to criteria defined by the MME, and (iv) groups of ordinary consumers, upon previous agreement with the local distribution concessionaire, subject to criteria defined by the MME. In addition, certain customers may be granted concessions or authorization to generate electricity from power plants with capacity over 10 MW destined for their own use, in which case any such customer would be deemed a self-producer.

        In the transmission business, Brazilian law provides for competitive bidding for transmission concessions for facilities with voltage of 230 kV or greater that will form part of the Main Transmission Grid. To the extent that new participants are granted transmission concessions in our concession area, we may have to lower our transmission rates.

        In addition, we may face competition in the distribution of energy to large industrial customers. Both our new and our existing large customers now have several alternatives, including:

  installing their own transmission lines;

  paying a toll for the use of distribution and transmission systems while arranging for an energy supply contract with a generation company;

  negotiating a contract with a distribution company; and

  self-generation.

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

        In March 2000, we created an Environmental Board formed by our executive officers, the Secretary of the State of Paraná for Environment and the President of the Commission for Environmental Affairs of the Parliament of the State of Paraná. In September 2001, we created the Committee of Environmental Policy, which replaced the Environmental Board. This Committee is responsible for planning and revising our environmental policies, which includes the coordination and supervision of environmental policy between us and our subsidiaries. In 2003, the Committee of Environmental Policy was revised as a result of our reorganization plan that is aimed to eliminate duplicative administrative structures and enhance fiscal and administrative efficiencies.

        In 2002, we began to implement an Environmental Management System – EMS in compliance with ISO 14000 norms to manage the environmental aspects of our generation activities. In 2003, as a consequence of our reorganization plan, this system was implemented in our distribution, transmission and telecommunications areas.

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

The Condemnation Process

        Our principal properties consist of the generation, transmission and distribution facilities described in “—Business—Generation and Purchasers of Energy” and “—Business—Transmission and Distribution.” Of the net book value of our total property, plant and equipment at December 31, 2003 (including construction in progress), generation facilities represented 51.8%, transmission and distribution facilities represented 45.4% and administrative property and equipment represented 2.8%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

        Although we receive concessions from the Brazilian government to construct hydroelectric projects, we do not receive title to the land on which the projects are located. Land required for the implementation of our projects may only be condemned pursuant to specific legislation. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of condemnation disputes. At December 31, 2003, we estimated our reimbursement liability with respect to condemned properties to be approximately R$53.1 million. This amount does not include the projections for land condemnation included in the budgets for each of our projects.

Insurance

        We maintain insurance for fire, accidents involving third parties and certain other risks associated with the transportation and assembly of equipment. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums are justified by the low risk of major interruption, considering the energy available in the Interconnected Power System. We believe that we maintain insurance that is both customary in Brazil and adequate for the businesses in which we are engaged.

THE BRAZILIAN POWER INDUSTRY

General

        In 2002, the MME approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 112.1 GW by 2012, of which 86.8 is projected to be hydroelectric, 16.8 GW is projected to be thermoelectric and 8.5 GW is projected to be imported through the Interconnected Power System.

        Approximately 33% of the installed power generating capacity within Brazil is currently owned by Eletrobrás. Through its subsidiaries, Eletrobrás is also responsible for 63.3% of the installed transmission capacity above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include, among others, Companhia Energética de São Paulo – CESP, Companhia Energética de Minas Gerais – CEMIG and us.

        In 2003, private companies had approximately 33% and 71% of the market for generation and distribution activities, respectively, in terms of total capacity, and 24% of the transmission market, in terms of revenue.

Principal Regulatory Authorities

Ministry of Mines and Energy – MME

        The MME is the Brazilian government’s primary regulator of the power industry. Following the adoption of the New Industry Model Law, the Brazilian government, acting primarily through the MME, will undertake certain duties that were previously under the responsibility of ANEEL, including the drafting of the guidelines governing the granting of concessions and the issuance of directives governing the bidding process for concessions relating to public services and public assets.

National Energy Policy Council

        The National Energy Policy Council, Conselho Nacional de Política Energética (“CNPE”) is a committee created in August 1997 to advise the Brazilian President with respect to the development and creation of the national energy policy. The CNPE is presided over by the Minister of Mines and Energy, and the majority of its members are ministers of the Brazilian government. The CNPE was created to optimize the use of Brazil’s energy resources and to ensure the supply of energy to the country.

ANEEL

        The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. After enactment of the New Industry Model Law, ANEEL’s primary responsibility is to regulate and supervise the power industry in accordance with the policies set forth by the MME and to respond to matters which are delegated to it by the Brazilian government and the MME. ANEEL’s current responsibilities include, among others, (i) administering concessions for electric energy generation, transmission and distribution, including the approval of electric tariffs, (ii) enacting regulations for the electric energy industry, (iii) implementing and regulating the exploitation of energy sources, including the use of hydroelectric power, (iv) promoting the public bidding process for new concessions, (v) settling administrative disputes among electricity generation entities and electricity purchasers and (vi) defining the criteria and methodology for the determination of the transmission tariffs.

ONS

        The National System Operator, Operador Nacional do Sistema (“ONS”) was created in 1998. The ONS is a non-profit, private entity comprised of Free Consumers and electric utilities engaged in the generation, transmission and distribution of electric energy, in addition to other private participants such as importers and exporters. The New Industry Model Law granted the Brazilian government the power to nominate three executive officers to ONS’ board of executive officers. The primary role of the ONS is to coordinate and control the generation and transmission operations in the Interconnected Power System, subject to the ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include: operational planning for the generation industry, organizing the use of the domestic Interconnected Power System and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the electric energy system, proposing plans to the MME for extensions of the Basic Grid (which proposal shall be taken into account in planning the expansion of the transmission system), and submitting rules for the operation of the transmission system for ANEEL’s approval. Generators must declare their availability to ONS, which then attempts to establish an optimal electric energy dispatch program.

Wholesale Energy Market

        Beginning in 2002, the Wholesale Energy Market became subject to authorization, inspection and regulation by ANEEL. Participants in the Wholesale Energy Market include all of the large electric energy generating companies, energy traders (including distributors) and importers and exporters of electric energy. Smaller entities are also eligible to participate in the Wholesale Energy Market.

        The Wholesale Energy Market computes the spot price for electric energy using published criteria. The spot price is currently determined by taking into account, among other factors, the optimal use of resources, the equilibrium between supply and demand, the load of the agents connected to the Interconnected Power System and projected electricity requirements.

        The Wholesale Energy Market will be discontinued and its activities and assets will be absorbed by the new Electric Energy Trading Chamber, Câmara de Comecialização de Energia Elétrica (“CCEE”) within ninety days of the publication of the decree authorizing the transition.

Reform of the Electric Energy Industry

        The Brazilian constitution provides that the development, use and sale of electric energy may be undertaken directly by the Brazilian government or indirectly through the granting of concessions, permissions or authorizations. Historically, the Brazilian electric energy industry has been dominated by generation, transmission and distribution concessionaires controlled by the Federal or State governments. Since 1995, the Federal government has taken a number of measures to reform the Brazilian electric energy industry. In general, these measures were aimed at increasing the role of private investment and eliminating foreign investment restrictions, thus increasing overall competition in the industry.

        The following is a summary of the principal reform measures undertaken by the Federal government to date:

  The Brazilian constitution was amended in 1995 to authorize foreign investment in power generation. Prior to this amendment, all generation concessions were held either by a Brazilian individual or an entity controlled by Brazilian individuals or by the Brazilian government.

  The Brazilian government enacted Law No. 8,987 on February 13, 1995 (the "Concessions Law") and Law No. 9,074 on July 7, 1995 (the "Power Concessions Law"), that together (i) required that all concessions for the provision of energy related services be granted through public bidding processes, (ii) provided for the creation of generation entities, or IPPs, which, by means of a concession, permission or authorization, may generate and sell the totality or part of their electricity to Free Consumers, distribution concessionaires and trading agents, among others, (iii) gradually allowed certain electricity consumers with significant demand, known as Free Consumers, to purchase electricity directly from suppliers holding a concession, permission or authorization, (iv) granted electricity suppliers and Free Consumers open access to all distribution and transmission systems and (v) eliminated the need for a concession to construct and operate power projects with a capacity from 1 MW to 30 MW.

  Beginning in 1995, a portion of the controlling interests held by Eletrobras and various States in generation and distribution companies were sold to private investors. At the same time, certain state governments also sold their stakes in major distribution companies.

  In 1998, the Brazilian government enacted Law No. 9,648, or the Power Industry Law, to overhaul the basic structure of the electricity industry. The Power Industry Law provides for the following:

    the establishment of a self-regulated body responsible for the operation of the short-term electricity market, or the Wholesale Energy Market, which replaced the prior system of regulated generation prices and supply contracts;

    a requirement that distribution and generation companies enter into initial energy supply agreements, known as Initial Supply Contracts, generally "take or pay" commitments, at prices and volumes approved by ANEEL. The main purpose of the Initial Supply Contracts is to ensure distribution companies have access to a stable electricity supply at prices that guarantee a fixed rate of return for the electricity generation companies during the transition period leading to the establishment of a free and competitive electricity market;

    the creation of the ONS, a non-profit private entity responsible for the operational management of the generation and transmission activities of the Interconnected Power System; and

    the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities.

  In 2001, Brazil faced a serious energy crisis that lasted until the end of February 2002. As a result, the Brazilian government implemented measures that included:

    a program for the rationing of electric energy consumption in the most adversely affected regions, namely the Southeast, Central-West and Northeast regions of Brazil; and

    the creation of the Energy Crisis Management Chamber, Câmara de Gestão da Crise de Energia Elétrica ("CGE"), which passed a series of emergency measures that provided for reduced energy consumption targets for residential, commercial and industrial consumers in the affected regions by introducing special tariff regimes that encouraged the reduction of electricity consumption.

  In March 2002, the CGE suspended the emergency measures and electricity rationing as a result of large increases in supply (due to a significant rise in reservoir levels) and a moderate reduction in demand, and, accordingly, the Brazilian government enacted new measures in April 2002 that, among other things, established an extraordinary tariff readjustment to compensate financial losses incurred by the electricity suppliers as a result of the mandatory electricity rationing.

  On March 15, 2004, the Brazilian government enacted the New Industry Model Law, in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low tariffs.

The New Industry Model Law

        The New Industry Model Law introduced material changes to the regulation of the power industry, with a view to (i) providing incentives to private and public entities to build and maintain generation capacity and (ii) assuring the supply of electricity within Brazil at low tariffs through competitive electricity public bidding processes. The key features of the New Industry Model Law include:

  Creation of a parallel environment for the trading of electricity, including: (1) the regulated market, a more stable market in terms of supply of electricity; and (2) a market specifically addressed to certain participants (i.e., Free Consumers and commercialization companies), that will permit a certain degree of competition vis-a-vis the regulated market, called the free market.

  Restrictions on certain activities of distributors, so as to require them to focus on their core business of distribution activities, to promote more efficient and reliable services to captive consumers.

  Elimination of self-dealing, in order to provide an incentive to distributors to purchase electricity at the lowest available prices rather then buying electricity from related parties.

  Respect for contracts executed prior to the New Industry Model Law, in order to provide regulatory stability for transactions carried out before its enactment.

        The New Industry Model Law also excluded Eletrobrás and its subsidiaries from the National Privatization Program, which is a program originally created by the Brazilian government in 1990 with a view to promote the privatization process of state-owned companies.

        Forthcoming Regulation under the New Industry Model Law

        Several key aspects of the New Industry Model Law are still pending additional regulation by the Brazilian government. We expect that the pending regulation, will include rules:

  governing purchases and sales of electricity in the regulated and free markets comprising, inter alia, the criteria for the formation of electricity prices in the Pool and the conditions in which distributors will purchase electricity therein (e.g., the anticipation thresholds to be observed in such purchases);

  relating to the clearing of electricity transactions and the carrying out of spot market transactions, following the phasing out of the MAE and the establishment of the CCEE, the enactment of a commercialization convention (that is expected to provide detailed clearing provisions for electricity transactions) and rules relating to the rendering of guarantees by distributors to generators within the clearing system;

  concerning the bidding process for the expansion of the national generation capacity, in particular in relation to the criteria to be used in awarding such concessions (e.g., lower tariffs to consumers, higher payments to the Brazilian Government, or a combination of both);

  establishing limits on the pass-through, via a higher tariff, of the prices for electricity in short-term contracts in the Pool, derived from the failure of distributors to forecast their demand;

  setting out penalties for non-compliance with the New Industry Model Law.

        The Brazilian power industry is divided among generation, transmission and distribution activities. More recently, with the gradual liberalization of the industry, electricity commercialization activities have been introduced in Brazil. As described above, although regulations are still pending, major changes are expected to deal with the purchase and sale of energy between generators and distributors and the mechanics of such transactions (e.g., purchase conditions, clearing mechanisms, guarantee structures and pass-through to tariffs) and, accordingly, we anticipate that these two areas will be the most affected.

        Although the previous legal and regulatory framework already provided for the potential migration of certain captive consumers (mainly industrial and with demand equal or higher than 3 MW) to the free market in accordance with a progressive schedule, some conditions of such migration are still pending regulation, such as the possibility of consumers with demand lower than 3 MW electing to become Free Consumers in the near future. Such a possibility may impact distribution companies to the extent that it may reduce their potential market.

Parallel Environment for the Trading of Electric Energy

        Under the New Industry Model Law, electricity purchase and sale transactions will be carried out in two different segments: (1) the regulated market, or the Pool, which contemplates the purchase by distribution companies through public bids of all electricity necessary to supply their customers and (2) the free market, which contemplates purchase of electricity by non-regulated entities (such as the Free Consumers and energy traders).

        The electricity arising from (1) low capacity generation projects located near the consumption points (such as certain co-generation plants and the small hydroelectric power plants), (2) plants qualified under the Proinfa Program, an initiative established by the Federal government to create certain incentives for the development of alternative sources of energy, such as wind power projects, small hydroelectric power plants and biomass projects, as defined below (the “Proinfa Program”) and (3) Itaipu, will not be subject to the public bidding process for the supply of electricity to the Pool. The electricity generated by Itaipu will continue to be sold by Eletrobrás concessionaires operating in the Interconnected Power System, although no specific contract was entered into by such companies. The rates at which the Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed below under “—Distribution Tariffs.”

The Regulated Market (the “Pool”)

        In the regulated market, distribution companies will purchase their expected electricity requirements for their captive customers in the Pool through public bids. Distribution companies will be required to purchase electricity from generators through a public bid managed by ANEEL, either directly or indirectly through the CCEE.

        Electricity purchases shall be made through two types of bilateral agreements: Energy Agreements (Contratos de Quantidade de Energia) and (2) Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of electricity, in which case the generator will be required to purchase the electricity elsewhere in order to comply with its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the Pool. In this case, the revenue of the generator is guaranteed and the distributors face the risk of a supply shortage. Together, these agreements comprise the energy purchase agreements in the Pool, Contratos de Comercialização de Energia no Ambiente Regulado (“CCEAR”).

        Under the New Industry Model Law, the estimate of demand from distributors is the principal factor in determining how much electricity the system as a whole will contract. Under the new system, distributors are obligated to contract 100% of their projected electricity needs, as opposed to 95% under the previous regime. A deviation in actual demand from projected demand could result in penalties to distributors, but this remains subject to implementation.

        According to the New Industry Model Law, although subject to further regulation, electricity distribution entities will be entitled to pass through to their respective customers, in the form of higher tariffs, all costs related to electricity they purchased through public bids as well as any taxes and industry charges related to the public bids.

The Free Market

        The free market will cover transactions between generation concessionaires, IPPs, self-generators, energy traders, importers of electric energy and the Free Consumers. The free market will also include existing bilateral contracts between generators and distributors until they expire. Upon expiration, such contracts must be executed under the New Industry Model Law guidelines.

        A consumer that is eligible to choose its supplier may only be able to rescind its contract with the local distributor by notifying such distributor up to three years in advance.

        Once a consumer has opted for the free market, it may only return to the regulated system once it has given the distributor of its region five years notice, provided that the distributor may reduce such term at its discretion. Such an extended period of notice seeks to assure that, if necessary, the construction of cost efficient new generation could be finalized in order to supply the re-entry of free consumers into the regulated market. State-owned generators may sell electricity to free consumers, but as opposed to private generators, they are obligated to do so through an auction process.

Restricted Activities of Distributors

        Distributors in the Interconnected Power System are not permitted to (i) develop activities related to the generation or transmission of electric energy, (ii) sell electric energy to Free Consumers, except for those in their concession area and under the same conditions and tariffs maintained with respect to captive consumers, (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership or (iv) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Generators will not be allowed to hold equity interests in excess of 10% in distributors. The New Industry Model Law has granted a transition period of eighteen months for companies to adjust to these rules, and ANEEL can extend such term for another eighteen months in the event that companies are unable to comply with such requirements within the prescribed timeframe. On an extraordinary basis, distribution companies that are in the process of complying with the above mentioned rules will be allowed to execute new contracts, in violation of the restricted activities mentioned above, until December 2004.

Elimination of Self-Dealing

        Since the purchase of electricity for captive customers will be performed through the Pool, the so-called self-dealing (under which distributors were permitted to purchase up to 30% of their electric energy needs through electric energy that was either self-produced or acquired from affiliated companies) is no longer permitted, except in the context of agreements that were duly approved by ANEEL before the enactment of the New Industry Model Law.

Contracts Executed prior to the New Industry Model Law

        The New Industry Model Law provides that the contracts executed by electricity distribution companies and approved by ANEEL before the enactment of the New Industry Model Law will not be amended to reflect any extension in their terms or modification in prices or volumes of electricity already contracted, with the exception of Initial Supply Contracts, as described below. During the transition period (1998-2005) to a free and competitive energy market that was established by the Power Industry Law, purchases and sales of electric energy between generation and distribution concessionaires must occur pursuant to Initial Supply Contracts. The purpose of the transition period was to permit the gradual introduction of competition in the industry and to protect market participants against exposure to potentially volatile spot market prices.

        Under the Power Industry Law, electricity committed to Initial Supply Contracts is reduced by 25% each year from 2003 to 2005. Generation companies will be allowed to trade their excess, uncontracted electricity in the Pool or in the free market and may conduct public auctions to trade any uncontracted volumes with Free Consumers or energy traders. When the Initial Supply Contracts expire at the end of 2005, all energy will be negotiated in the Pool in the free market. However, the New Industry Model Law allows public generation companies to amend the Initial Supply Contracts that were in full force and effect as of March 2004. Public generation companies that have amended their Initial

Supply Contracts are not required to comply with the requirement to reduce the amount of electric energy committed under such contracts by 25% each year from 2003 to 2005.

        According to ANEEL’s regulation, we submitted the amendment to the Initial Supply Contract between Copel Geração and Copel Distribuição (“Copel Agreement”) for ANEEL’s approval in 2003. Such amendment extends the final term of the Copel Agreement to 2015. As ANEEL did not approve such amendment, we intend to discuss the subject in the judicial courts and, in this case, the amendment will remain ineffective until we obtain a final judicial decision. In case a favorable decision is not obtained, after 2005 Copel Geração will have to trade the electric energy previously committed under the Copel Agreement directly in the Pool.

Ownership Limitations

        In 2000, ANEEL established new limits on the concentration of certain services and activities within the electric energy industry. Under these limits, with the exception of companies participating in the National Privatization Program (which need only comply with such limits once their final corporate restructuring is accomplished), no electric industry company (including both its controlling and controlled companies) may (i) own more than 20% of Brazil’s installed capacity, 25% of the installed capacity of the South/Southeast/Central West region or 35% of the installed capacity of the North/Northeast region, except if such percentage corresponds to the installed capacity of a single generation plant, (ii) own more than 20% of Brazil’s distribution market, 25% of the South/Southeast/Central-West distribution market or 35% of the North/Northeast distribution market, except in the event of an increase in the distribution of energy exceeding the national or regional growth rates or (iii) own more than 20% of Brazil’s trading market with final consumers, 20% of Brazil’s trading market with non final consumers or 25% of the sum of the above percentages.

Tariffs for the Use of the Distribution and Transmission Systems

        ANEEL oversees tariff regulations that govern access to the distribution and transmission systems and establishes tariffs for the use of said systems. The tariffs are (i) network usage charges, which are charges for the use of the proprietary local grid of distribution companies (“TUSD”) and (ii) tariff for the use of the transmission system, which is the Basic Grid and its ancillary facilities (“TUST”).

        TUSD

        The TUSD is paid by generators and Free Consumers for the use of the distribution system of the distribution concessionaire to which the relevant generator or Free Consumer is connected and is revised annually according to (i) an inflation index and (ii) the investments made by the distributors in the preceding year for the maintenance and expansion of the grid. The amount to be paid by the agent connected to the distribution system is calculated by multiplying the amount of electricity contracted with the distribution concessionaire for each connection point, in kW, by the tariff in R$/kW which is set by ANEEL.

        TUST

        The TUST is paid by distribution companies, generators and Free Consumers for the use of the Basic Grid and is revised annually according to (i) an inflation index and (ii) the annual revenue of the transmission companies determined by ANEEL. According to criteria established by ANEEL, owners of the different parts of the transmission grid have transferred the coordination of their facilities to the ONS in return for receiving regulated payments from the transmission system users. Network users, including generation companies, distribution companies and Free Consumers, have signed contracts with the ONS entitling them to use the transmission grid in return for the payment of published tariffs. Other parts of the grid that are owned by transmission companies but which are not considered part of the transmission grid are made available directly to the interested users who pay a specified fee.

Distribution Tariffs

        Distribution tariff rates are subject to review by ANEEL, which has the authority to adjust and review tariffs in response to changes in energy purchase costs and market conditions. When adjusting distribution tariffs, ANEEL divides the costs of distribution companies between (i) costs that are beyond the control of the distributor, or Parcel A costs, and (ii) costs that are under control of distributors, or Parcel B costs. The readjustment of tariffs is based on a formula that takes into account the division of costs between the two categories.

        Parcel A costs include, among others, the following:

  costs of electricity purchased for resale pursuant to Initial Supply Contracts;

  costs of electricity purchased from Itaipu;

  costs of electricity purchased pursuant to bilateral agreements that are freely negotiated between the parties; and

  certain other charges for connection to the transmission and distribution systems.

        Parcel B costs are determined by subtracting all the Parcel A costs from the distribution company’s revenues.

        Each distribution company’s concession agreement provides for an annual readjustment (reajuste anual). In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are restated for inflation in accordance with the IGP-M index.

        Concessionaires of electricity distribution are also entitled to periodic revisions (revisão periódica) every four or five years. These revisions are aimed at (1) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession and (2) determining the X factor, which is based on three components: (a) expected gains of productivity from increase in scale, (b) evaluations by consumers (verified by ANEEL) and (c) labor costs.

        The X factor is used to adjust the proportion of the change in the IGP-M index that is used in the annual adjustments. Accordingly, upon the completion of each periodic revision, application of the X factor requires distribution companies to share their productivity gains with final consumers.

        In addition, concessionaires of electricity distribution are entitled to extraordinary review of tariffs (revisão extraordinária), on a case-by-case basis, to ensure their financial equilibrium and compensate them for unpredictable costs, including taxes, that significantly change their cost structure.

Incentives

        In 2000, a Federal decree created the Thermoelectric Priority Program, Programa Prioritário de Termeletricidade (“PPT”), for purposes of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectric plants. The prerogatives granted to the thermoelectric plants included in the PPT are: (i) guaranty of gas supply for 20 years, according to regulation from the MME, (ii) assurance of the costs related to the acquisition of the electric energy produced by thermoelectric plants will be transferred to tariffs up to the normative value established by ANEEL and (iii) guaranty of access to a BNDES special financing program for the electric energy industry.

        In 2002, the Federal government established the Proinfa Program. Under the Proinfa Program, Eletrobrás shall purchase the energy generated by these alternative sources for a period of up to 20 years. In its initial phase, the Proinfa Program is limited to a total contracted capacity of 3,300 MW. Projects seeking to qualify for the benefits offered by the Proinfa Program must be fully operational by December 30, 2006. In its second phase, which will start after the 3,300MW is reached, the Proinfa Program intends, in a period up to 20 years, to have a contracted capacity equivalent to 10% of the electric energy annual consumption of Brazil. The energy production for the commercialization in the Program will not be made by generation concessionaires, like us, nor by IPPs. On the other hand, such production may only be made by an autonomous independent producer, which shall not be controlled by or affiliated to a generation concessionaire or an IPP or controlled by or affiliated with their controlling entities.

Regulatory Charges

        In certain circumstances, electric energy companies are compensated for certain assets used in connection with a concession if the concession is revoked or is not renewed. In 1971, the Brazilian congress created a reserve fund designed to provide funds for such compensation (“RGR Fund”). In February 1999, ANEEL revised the assessment of a fee requiring public-industry electric companies to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, not to exceed 3% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and the RGR Fund has been used principally to finance generation and distribution projects. The RGR Fund is scheduled to be phased out by 2010 and ANEEL shall revise the tariff such that the consumer will receive some benefit from the termination of the RGR Fund.

        The Federal government has imposed a fee on IPPs similar to the fee levied on public-industry generation companies in connection with the RGR Fund. IPPs are required to make contributions for using a public good, Uso de Bem Público (“UBP”) according to the rules of the corresponding public bidding process for the granting of concessions. Eletrobrás received the UBP payments until December 31, 2002. All payments related to the UBP since December 31, 2002 are paid directly to the Federal government.

        Distribution companies must contribute to the Conta de Consumo de Combustível (“CCC Account”). The CCC Account was created in 1973 to generate financial reserves to cover fossil fuel costs in thermoelectric power plants in the event of a rainfall shortage which would require increased use of thermal plants. Thermoelectric power plants have higher marginal operating costs than hydroelectric plants. Each electric energy company is required to contribute annually to the CCC Account. The annual contributions are calculated on the basis of estimates of the cost of fuel needed by the thermoelectric power plants in the succeeding year. The CCC Account is administered by Eletrobrás. The CCC Account, in turn, reimburses electric companies for a substantial portion of the fuel costs of their thermoelectric power plants.

        On February 1998, the Federal government provided for the phasing out of the CCC Account. Subsidies from the CCC Account will be phased out over a three-year period beginning in 2003 for thermal power plants constructed prior to February 1998 and belonging to the Interconnected Power System. Thermal power plants constructed after that date will not be entitled to subsidies from the CCC Account. In April 2002, the Federal government established that subsidies from the CCC Account would continue to be paid to those thermoelectric plants located in isolated systems for a period of 20 years.

        With the exception of small hydroelectric power plants, all hydroelectric utilities in Brazil must pay fees to Brazilian states and municipalities for the use of hydrological resources. Such amounts are based on the amount of energy generated by each utility and are paid to the states and municipalities where the plant or the plant’s reservoir is located.

        In 2002, the Federal government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE Account”), which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and, since 2003, the annual fees to be paid by agents offering electric energy to final consumers, by means of a charge to be added to the tariffs for the use of the transmission and distribution systems. These fees shall be adjusted annually. The CDE Account was created to support (i) the development of energy production throughout the country, (ii) the production of energy by alternative energy sources and (iii) the universalization of electric energy services throughout Brazil. The CDE shall be in effect for 25 years and shall be regulated by the executive branch and managed by Eletrobrás.

        The New Industry Model Law establishes that the failure to pay the contribution to RGR Fund, Proinfa Program, the CDE Account, the CCC Account, or payments due by virtue of purchase of electric energy in the regulated market or from Itaipu will prevent the defaulting party from having readjustments or a review in tariffs (expect for extraordinary review) and also to receive resources arising from the RGR Fund, CDE Account or CCC Account.

        During the concession regime that existed prior to the enactment of the Concessions Law in 1995, the Federal government decided that the electric concessionaires should have a guaranteed rate of return, fixed by the Federal government, between 10% and 12%. In order to offset the amounts of this rate of return, a netting account was created in 1971, Conta de Resultados a Compensar (“CRC Account”), whereby the difference between (i) the rate of return defined by the Federal government and (ii) the actual rate of return verified in the relevant year would be registered in the CRC Account of each concessionaire in order to compensate excesses and shortfalls.

        This guaranteed rate of return regime was extinguished in 1993. The balance of each CRC Account was set-off against certain debts of concessionaires relating, inter alia, to the supply of energy by Itaipu and supply of fossil fuel.

        In 1994, the Federal government recognized the remaining balance of the CRC Account as an asset belonging to the respective concessionaires. In the same year, an authorization was issued by the Federal government to exchange such assets in the CRC Account for an equivalent amount of Elets, a Federal government bond.

Energy Reallocation Mechanism Under the Wholesale Energy Market

        Protection from hydrological risks for centrally dispatched hydrogenerators is provided through an Energy Reallocation Mechanism (“MRE”) which attempts to mitigate the risks involved in the generation of hydrological energy by mandating that hydrogenerators share the hydrological risks of the Interconnected Power System. During the energy crisis of 2001 and 2002, the MRE was applied so as to transfer surplus energy from hydrogenerators which were not affected by the energy crisis to those hydrogenerators that were unable to produce sufficient energy to meet their assured energy entitlement. The MRE ensures that under normal operating conditions, hydrogenerators will receive the income associated with their assured energy entitlement by allocating generation from those hydrogenerators in surplus to those in deficit.

        The New Industry Model Law establishes that, in a situation where the MME decrees a compulsory reduction in the consumption of electric energy in a certain region, all Energy Amount

Agreements in the regulated market, registered within the CCEE in which the buyer is located, shall have their volumes adjusted in the same proportion to the consumption reduction.

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

        In May 2002, two new regulations were passed which amended portions of the Brazilian Forestry Code dealing with the maintenance and reforestation of areas affected by hydroelectric plant reservoirs. These regulations may result in increased maintenance, reforestation and condemnation costs to energy industry concessionaires.

Item 5. Operating and Financial Review and Prospects

        You should read this discussion in conjunction with our Consolidated Financial Statements and the notes thereto and the other financial information included elsewhere in this Annual Report.

Overview

Brazilian Economic Conditions

        The Brazilian economy slowed in 2001, as the impact of the Argentine economic crisis, lower growth in the U.S. economy and electricity conservation measures led to declines in investment and consumption in Brazil as well as other emerging markets. The real gross domestic product grew 1.4% and the real depreciated by 18.7% against the U.S. dollar during 2001. Inflation grew to 10.4% for the period, up from 9.8% in 2000, as measured by the IGP-DI. The Central Bank increased the base interest rate from 15.3% early in 2001 to 19.0% beginning in July 2001.

        In 2002, the Brazilian economy continued to suffer from the combined effects of the Argentine economic crisis and political uncertainty relating to the presidential elections. Real gross domestic product grew 1.5%, and inflation was 26.4%, as measured by the IGP-DI. The real depreciated by 52.3% against the U.S. dollar during 2002, as the real/U.S. dollar selling exchange rate fell from 2.3204 reais per U.S. dollar at December 31, 2001 to 3.5333 at December 31, 2002. Interest rates increased, as the Central Bank increased the base interest rate repeatedly, from 19.0% early in 2002 to 25.0% at year-end.

        In 2003, Brazil’s economy began to improve. Investor confidence increased as the new administration largely followed the macroeconomic policies of the previous government, including its focus on fiscal responsibility, and the real appreciated by 18.2% against the U.S. dollar. However, GDP contracted by 0.2% during 2003, compared to growth of 1.5% in 2002. This contraction was largely due to the effect of high interest rates during the first half of the year. Interest rates were maintained at higher levels in order to combat inflationary pressures. However, the rates also acted to constrain economic growth. The Central Bank increased the basic interest rate from 25.0% to 26.5% on February 19, 2003 and maintained it at that level until June 18, 2003. Beginning on June 18, 2003, the Central Bank gradually decreased the base interest rate to 16.5% as of December 31, 2003. The Brazilian economy showed signs of improvement during the second half of 2003, growing by approximately 7.2% during the third quarter and 1.5% during the fourth quarter.

        The economy has continued to improve slightly during the first five months of 2004. During the first three months of 2004, GDP increased by 2.7% over the same period in 2003. However, the value of the real depreciated to 3.1291 reais per U.S. dollar at May 31, 2004, compared with 2.8892 reais at December 31, 2003. The exchange rate reached a low of 2.8022 reais per U.S. dollar and a high of 3.2051 reais per U.S. dollar during the first five months of 2004. The Central Bank reduced the base interest rate from 16.5% to 16.25% in March, 2004, followed by a further reduction in April to 16.0%.

        The following table shows Brazilian inflation as measured by the IGP-DI, devaluation of the real against the U.S. dollar, the period-end exchange rates, average exchange rates, the change in real GDP and average interbank interest rates for the periods indicated:

	Year ended December 31,

	2003	2002	2001

Inflation (IGP-DI)	7.7%	26.4%	10.4%
Appreciation (devaluation) of the real vs. U.S. dollar	22.3%	(34.3)%	15.7%
Period-end exchange rate--U.S.$1.00(1)	2.8892	3.5333	2.3204
Average exchange rate--U.S.$1.00(2)	3.0600	2.9983	2.3532
Change in real GDP	(0.2%)	1.9%	1.3%
Average base interest rates(3)	23.3%	19.6%	17.5%
Average interbank interest rates(4)	23.3%	19.1%	17.3%
______________
(1)	The real/U.S. dollar exchange rate at May 31, 2004 was R$3.1291 to U.S.$1.00.
(2)	Average of the closing exchange rates on the last day of each month in the period.
(3)	Calculated in accordance with Central Bank methodology (based on nominal rates).
(4)	Calculated in accordance with Central Clearing and Custody House ("CETIP") methodology (based on nominal rates).
Sources: FGV-Fundação Getúlio Vargas, the Central Bank, the Brazilian Geography and Statistics Institute ("IBGE") and CETIP.

Rates and Prices

        Our results of operations are significantly affected by changes in the prices we charge for electricity. Most of our revenues come from sales at regulated rates, and even those prices that are not directly regulated are heavily influenced by energy regulatory policy. Prices are also affected by broader economic conditions and by hydrological conditions.

        Sales to final customers represented about 67% of the volume of electricity we delivered in 2003, and accounted for 87% of our revenues from sales of electricity, and almost all of such sales were to captive customers. The rates we charge to our captive customers are set by ANEEL based on considerations established by law and regulations. (See “Item 4. Information on the Company—The Brazilian Electric Power Industry—Distribution Tariffs.”) In addition to these considerations, the rate-setting process has been affected by other political or economic objectives, including government attempts to control inflation. In general, if our costs for energy increase, the tariff process permits us to recover from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, or if the recovery is delayed, our profits and cash flows can be adversely affected.

        In recent years ANEEL has granted us a rate increase in June of each year. We accordingly increased our rates on sales to retail customers by 11.0% in June 2002 and by 17.3% in June 2001. In June 2003, ANEEL granted us rate increases for sales to captive final customers averaging 25.3%. However, for those electricity bills that were paid in a timely manner, we provided a discount that was effectively equivalent to the rate increase. On January 1, 2004, we reduced this discount in order to pass along to our customers a 15% rate readjustment. Since June 24, 2003, customers with overdue bills have had to pay tariffs that include the full 25.3% increase.

        On June 24, 2004, we were granted a total tariff increase of 14.43% by ANEEL. This increase consisted of a 9.17% increase in our retail tariffs and a 5.26% increase for deferred regulatory asset recovery. We have decided to continue our policy of granting a discount to our customers who pay their bills in a timely manner and will only apply a 9.0% rate increase to the tariffs we charge such customers. However, those customers with overdue bills will be subject to the entire 14.43% tariff increase.

Deferred Regulatory Asset

        Our results of operations in 2003, 2002 and 2001 were affected by the consequences of regulatory action to address the impact on power concessionaires of certain increased costs in 2001. The specific effects are described below.

        In late 2001 and early 2002, power concessionaires reached an agreement with the federal government permitting concessionaires to defer specified elements of 2001 costs and to recover them through tariffs in future periods. The agreement was subsequently implemented by ANEEL regulations. For all the specified cost categories, which are treated for tariff-setting purposes as being outside the concessionaire’s control (Parcel A costs), a concessionaire is entitled to recover the portion of its costs incurred from January 1 to October 25, 2001 in excess of the amount that was budgeted in determining its previous rate increase. Concessionaires will be entitled to recover these costs in future periods, as indexed by SELIC, and will be required to amortize the costs as they are recovered through higher tariffs. Pursuant to these regulations, in 2001 we deferred R$286.9 million of expenses and capitalized them, indexed through year-end, under the caption “deferred regulatory asset.” The largest elements of costs we deferred (72.3% of the total) related to electricity purchased under initial supply contracts and from Itaipu. We expected to recover these costs over a period of approximately 20 months beginning in June 2002, and we accordingly classified part as current and part as long-term. If we had recognized these costs in 2001, it would have reduced our 2001 operating income from R$674.6 million to R$387.7 million and materially reduced our net income.

        A dispute between us and ANEEL has created doubt about our ability to recover the amounts we deferred in 2001. ANEEL requires that concessionaires withdraw certain categories of claims arising from regulatory matters, as a condition to acceding to the general agreement under which deferred costs may be recovered. Our distribution subsidiary has a claim pending in federal court challenging a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2003, approximately R$424.0 million in costs for energy we purchased for resale in 2001. We have refused to withdraw this claim, and as a result ANEEL takes the position that we cannot benefit from the general agreement. (See Note 4(a)(vi) to the Consolidated Financial Statements.) Based on ANEEL’s position, we determined to reverse the entire amount of the deferred regulatory asset we carried at December 31, 2001. The reversal was R$303.0 million, and we recognized R$205.4 million net of tax effects as an extraordinary loss in 2002.

        From October 26, 2001 until December 31, 2003, we also deferred certain other costs. As a result, we have a deferred regulatory asset of R$237.9 million as of December 31, 2003. This amount is not affected by our disagreement with ANEEL described above. In April 2003, the Federal government decided to postpone by twelve months the recovery of the deferred regulatory asset until after the annual tariff adjustment in June 2004. Under Brazilian GAAP, we expect to amortize these amounts over the 24-month period following the June 2004 tariff adjustment. (See Note 9 to the Consolidated Financial Statements.)

        Long-Term Energy Contracts

        Our distribution business purchases energy from generators (including our generation business) and resells it to customers, primarily at regulated rates. Most of our energy purchases are under long-term contracts, and in 2003, we purchased 43.9% of our total energy under long-term contracts. (See “Item 4. Information on the Company—Business—Generation and Purchases of Energy”). Our major long-term contracts are described below.

  In 1999, we entered into the Cien Agreements. In 2003, it became clear that the Cien Agreements were unfavorable for us, and we renegotiated them to reduce the volumes and improve the pricing. In 2003, we recognized R$564.6 million for electricity purchased from Cien. This included R$332.0 million for energy purchased in 2003 and R$7.5 million of monetary indexation on this amount. It also included R$315.0 million (including R$63.0 million paid in 2003 and R$252.0 million provisioned against payments due in 2004 through 2007) for energy purchased in prior years, which we recognized following the renegotiation of the Cien Agreements and the reversal of R$89.9 million of provisions recorded as of December 31, 2002. In 2004, we expect to recognize only those amounts due for energy purchased in 2004. (See "Item 4—Business—Generation and Purchases of Energy—Purchases.")

  In 2000, we entered into a long-term dollar-indexed capacity purchase contract with Araucaria. We are currently involved in legal proceedings with Araucaria related to this agreement. In 2003, we ceased making payments of the amounts billed to us under the Araucária contract, based on our position that the contract is invalid. If we are unable to favorably resolve our dispute with Araucaria, we would experience a significant adverse impact on our financial condition. Although we do not recognize any provision for amounts that may be due to Araucaria, we did recognize R$193.1 million in 2003 owed to Compagas under the related gas supply agreement. (See "Item 4—Business—Generation and Purchases of Energy—Purchases.")

  We purchase energy from Itaipu at prices that are determined based on the project's costs, including servicing its U.S. dollar denominated debt.

  Our distribution business purchases all the output of our generation subsidiary, under initial supply contracts that will expire in 2005. Under the New Sector Model Law, we expect that our generation business will be required to offer its output for auction sales into the Pool, and our distribution business will be required to purchase part of its energy needs at auction from the Pool.

        One of the principal factors in our results is the profit we realize on reselling energy purchased under long-term contracts. In general, we are entitled to pass on to customers increased costs for purchasing energy from Itaipu and from Cien, and we expect to be able to pass on costs of purchasing energy from the Pool. Our commitments relating to the Cien and Araucária projects had a significant adverse impact on our operating expenses in 2002 and 2003.

        Impact of CRC Account

        Until 1993, utilities in Brazil were guaranteed an annual rate of return on service-related assets included in the base rate. Where the tariffs set by the Brazilian government resulted in a minimum real return below the required range, each electric power company was allowed to credit the difference to its CRC Account. Accumulated shortfalls in the rate of return credited to CRC Accounts were recognized in the late 1980s as liabilities of the Brazilian government to electric utilities. (See Note 9 to the Consolidated Financial Statements and “Item 4. Information on the Company—The Brazilian Electric Power Industry.”)

        In 1993, the Brazilian government eliminated the system of guaranteed rates of return for utilities. As a result, utilities were no longer permitted to add credits to the CRC Account. Amounts that had been accumulated in each utility’s CRC Account up to 1993 were recognized by the Brazilian government as credits. After offsetting all amounts owed to the Brazilian government and to federal financial institutions to the extent permitted by law, in August 1994 we assigned the remainder of our CRC Account balance, equal to R$808.1 million, to the State of Paraná, pursuant to an assignment agreement (the “CRC Account Agreement”), which has subsequently been renegotiated on several occasions. In October 1997, we agreed with the State of Paraná to extend the term of the CRC Account Agreement to 330 equal monthly installments, which include interest and principal amortization, with the last monthly installment due on March 30, 2025. Pursuant to the terms of the CRC Account Agreement, if the State of Paraná fails to make payments on a timely basis, we may, after notifying the State of Paraná, apply dividends payable to the State of Paraná against amounts due under the CRC Account Agreement. In January 2004, the State paid the monthly amounts due under the CRC Account Agreement from September 2002 through January 2003, plus a portion of the installment due in February 2003. However, it has not paid for any period since then. (See Note 8 to the Consolidated Financial Statements.)

        On March 19, 2003, the State filed a request with the Federal Ministry of Finance to convert our CRC receivables into an obligation of the Federal government rather than the State. This request was sent to the National Treasury Secretariat for assessment and we are still awaiting a decision.

        Special Obligations

        Certain customers make contributions to enable us to provide service to such customers where, in the absence of such contributions, we would not realize a profit on the investment made by us to provide such service. Eventual liquidation of these special obligations is dependent upon future determinations by ANEEL. We record the amount of these contributions on our balance sheet as a reduction of our assets, under the caption “special obligations”. The amount we recorded as special obligations as of December 31, 2003 was R$677.5 million. (See Note 14(c) to the Consolidated Financial Statements.)

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

        Revenue Recognition

        We recognize our revenues on an accrual basis (e.g., when persuasive evidence of an arrangement exists, delivery of goods has occurred or services have been rendered, our price to the buyer has been fixed or is determinable, and collectibility is reasonably assured, regardless of when the cash is received).

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

        Deferred Regulatory Asset

        As discussed above, in accordance with Brazilian accounting practices, we have deferred and capitalized certain costs that we expect to recover through rate increases. This approach is consistent with SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (SFAS No. 71), which provides that rate-regulated entities account for and report assets and liabilities consistent with the recovery of those costs in rates if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates can be charged and collected. Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers. We are entitled to recover these costs under Brazilian regulations. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. (For more information, see Note 9 to the Consolidated Financial Statements.) The total amount of deferred regulatory assets reflected in the consolidated balance sheet under Brazilian GAAP is R$237.9 million together with indexation as at December 31, 2003.

        The deferral and capitalization of expenses in this manner is based on our judgment that we will in fact recover the amounts under future rate increases. If our judgment as to the likelihood of recovery changes, we may be required to reverse the deferral as we did for U.S. GAAP purposes in 2002 and 2003.

        Impairment of Long-lived Assets and Goodwill

        Long-lived assets, which include property, plant and equipment, goodwill and equity investments comprise a significant amount of our total assets. We evaluate our long-lived assets and make judgments and estimates concerning the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, the carrying values of these assets are periodically reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for our products and services, future market conditions and regulatory developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

        In assessing potential impairment of our equity investments, we attempt to evaluate the carrying value of investments for impairment, where the quoted market prices are not readily available whenever the performance of the underlying entity indicates that impairment may exist. In such cases, the fair value of investments is estimated principally based on the discounted cash flows using assumptions similar to those above. If the discounted cash flow is below carrying value, and we consider the decline to be other than temporary, we write down our equity investments for impairment to the net realizable value. We evaluated goodwill on our equity investments for impairment in accordance with the evaluation on our equity investments and determined that no impairment test was necessary for 2002 and 2003.

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

        Our accruals are based on estimates made by us and by the Wholesale Energy Market. In 2002, final determinations by the Wholesale Energy Market with respect to amounts estimated in prior years resulted in a charge in our results of R$57.3 million for reversal of amounts previously recognized based on estimates. Our claim to a credit involves the partial sale of energy from Itaipu in the Southern and Southeastern sub-markets to comply with the bilateral agreements of electricity sales to distributors and industrial consumers during the rationing period in 2001, when there was a significant difference in the prices of spot market energy. There are legal challenges pending which could affect the accounting of our transactions in 2001 and 2002. As of December 31, 2003, the estimated amount of calculation differences is R$424.0 million, which we have not recognized as a liability, based on the opinion of our legal counsel (See Note 21(b) to our Consolidated Financial Statements).

        Provision for Contingencies

        We and our subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues.

        We account for contingencies in accordance with Brazilian GAAP which are similar to SFAS No. 5, “Accounting for Contingencies.” Such accruals are estimated based on the assumption that it is probable that a future event will confirm that an asset has been impaired or a liability has been incurred at the date of the financial statements, and the amount of loss can be reasonably estimated. By their nature, contingencies will only be resolved when a future event or events occur or fail to occur; typically such events will occur a number of years in the future. The evaluation of these contingencies is performed by our internal and external legal counsel. Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position.

        Employee Post-retirement Benefits

        We sponsor a defined-benefit pension plan and defined-contribution pension plan covering substantially all of our employees. We have also established post-retirement health care plans. We calculate our funding obligations based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, levels of inflation, mortality rates and future employment levels. These assumptions directly affect our liability for accrued pensions costs and the amounts we record as pension costs.

        Deferred Taxes

        We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing rates. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

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

        The following table sets forth the volume and average rate components of electricity sales and purchases for the years 2001 to 2003.

	Year ended December 31,

	2003	2002	2001

Electricity Sales:
Sales to final customers:
Average price (R$/MWh):(1)
Industrial customers	136.32	121.74	102.11
Residential customers	311.61	283.55	239.78
Commercial customers	253.06	232.90	196.76
Rural and other customers(2)	162.54	146.51	123.23
Public service customers	156.59	145.01	117.00
All customers	198.94	179.42	151.93
Volume (GWh):
Industrial customers	8,598	8,655	8,317
Residential customers	4,382	4,307	4,312
Commercial customers	2,864	2,726	2,639
Rural and other customers(2)	2,396	2,338	2,251
Public service customers	542	525	519
All customers	18,782	18,551	18,038
Total revenues (millions of R$)	3,736	3,329	2,740
Sales to distributors and others:
Average price (R$/MWh)(1)	36.36	23.46	18.51
Volume (GWh)	9,182	8,255	9,714
Total revenues (millions of R$)	334	194	180
Electricity Purchases:
Purchases from Itaipu:
Average cost (R$/MWh)(3)	76.20	102.18	85.24
Volume (GWh)	5,678	4,845	4,640
Percentage of total Itaipu production purchased	6.4	6.0	5.9
Total cost (millions of R$)(4)	433	495	396
Purchases from others:
Average cost (R$/MWh)(3)	92.45	89.53	35.70
Volume (GWh)	7,286	4,587	420
Total cost (millions of R$)(4)	673	411	15
________________
(1)

Rates for electricity sales and purchases are stated in reais and have been computed by dividing (1) the corresponding sales or purchases without deduction of ICMS Tax by (2) MWh of electricity sold or purchased.

(2)	Includes rural customers, street lighting, government agencies, Free Consumers and our own consumption.
(3)

Our purchases of electricity generated by Itaipu are stated in reais and paid for on the basis of a capacity charge expressed in U.S. dollars per kW plus a "wheeling" (or transportation) charge expressed in reais per kWh.

(4)	See "Item 4. Information on the Company—Business—Generation and Purchases of Energy" for an explanation of our expenses relating to electricity purchases.

Results of Operations for the Years Ended December 31, 2003 and 2002

        The following table summarizes our results of operations for the years ended December 31, 2001, 2002 and 2003:

	Year ended December 31,

	2003	2002	2001

	(in millions of reais)
Net operating revenues:
Energy sales to final customers	R$ 3,736.5	R$ 3,328.5	R$ 2,740.5
Electricity sales to distributors	334.1	193.6	179.8
Use of main transmission grid	112.1	147.9	52.1
Other revenues	96.7	92.3	105.7

Value-added taxes on sales and charges	(1,288.6)	(1,093.8)	(816.2)

	2,990.8	2,668.5	2,261.9

Operating expenses:
Electricity purchased for resale	(1,090.4)	(799.3)	(350.3)
Use of main transmission grid	(237.6)	(163.4)	(114.9)
Other operating expenses	(1,587.4)	(1,390.4)	(1,122.1)

	(2,915.4)	(2,353.1)	(1,587.3)

Operating income	75.4	315.4	674.6

Equity in results of investees	31.7	(34.2)	26.7
Financial income (expenses), net	166.9	(414.6)	(73.7)
Non-operating expenses	(20.5)	(22.4)	(5.8)

Income (loss) before income taxes and extraordinary item	253.4	(155.8)	621.8

Income tax and social contribution	(82.3)	41.2	(146.5)
Income (loss) before extraordinary item	171.1	(114.6)	475.3
Extraordinary item, net of tax effects	-	(205.4)	-

Net income (loss)	R$ 171.1	R$ (320.0)	R$ 475.3

Operating Revenues

        Our net operating revenues increased by 12.1% in 2003. Of the R$322.3 million increase in net operating revenues, R$408.0 million was due to energy sales to final customers, which increased mainly due to higher prices, and R$140.5 million was due to electricity sales to distributors, which increased mainly due to growth in volumes under bilateral contracts.

        Electricity Sales to Final Customers. Our revenues from electricity sales to final customers increased by 12.3% in 2003, due to an increase of 10.9% in average energy prices and 1.2% in the volume of energy sold. Revenues increased from all our main categories of customers.

        There were variations in the increase of the average price of energy among our customers, with our industrial customers experiencing the greatest increase in their average energy prices (12.0%) and our commercial customers the smallest increase (8.7%). The variation occurred because our different classes of customers receive their energy at different voltage levels, and the June 2002 increase in energy price varied for different voltage levels. The increase in our average prices for electricity sold to final customers in 2003 was primarily due to the 11.0% tariff increase enacted in June 2002. We did not implement a tariff increase in 2003, because we established a discount equal to the 25.3% tariff increase that ANEEL approved in June 2003. The discount was only available for customers who paid their bills on time, so the June 2003 tariff increase was applied to late payments, and this contributed to the higher average prices in 2003. Average prices have increased further in 2004, because in January we withdrew part of the discount we had provided in June 2003, therefore effectively implementing a 15% tariff increase.

        The increase in the volume of energy sold to final customers in 2003 reflected a 5.1% increase for commercial customers, a 1.7% increase for residential customers and a 0.7% decrease for industrial customers. The increase in volume sold to our commercial customers is largely a result of large commercial centers that were opened during 2003. We experienced a decrease in the volumes we sold to industrial customers because some of our industrial customers became free customers and decided to purchase their energy from one of our competitors.

        Electricity Sales to Distributors. Electricity sales to distributors include sales under bilateral agreements (65.1% of the total in 2003), sales to the Wholesale Energy Market and the Interconnected Power System (26.6%), and sales under Initial Supply Contracts (8.3%). Our revenues from electricity sales to distributors increased by 72.6% in 2003, primarily because our revenues from sales under bilateral agreements increased by 343.1%, from R$49.1 million in 2002 to R$217.6 million in 2003, primarily due to higher volumes resulting from new contracts. Sales to the Wholesale Energy Market and the Interconnected Power System were R$88.7 million in 2003, a 23.3% decrease from 2002 as higher prices due to a shift from the Interconnected Power System to the Wholesale Energy Market were offset by lower volumes sold by us to distributors as a result of the end of drought conditions in other regions of Brazil.

        Use of Main Transmission Grid. Revenues from third-party use of our Main Transmission Grid decreased by 24.2% in 2003. However, our revenues in 2002 from third-party usage of our Main Transmission Grid were high because of a one-time effect of an action by ANEEL to include more of our lines in the main transmission grid. The reclassification was retroactive to part of 2001, so our 2002 revenues include a component attributable to usage in 2001.

        Other Revenues. Other revenues include revenues from the use of our fiber optic network and other data transmission facilities and from consulting activities in the energy sector. These revenues increased by 4.7% in 2003 largely as a result of increased rental income and a fuel-cost subsidy for our thermal plant.

        Value-added Taxes and other Charges. In arriving at net operating revenues, we deduct value-added taxes imposed by the State of Paraná, generally at 27.0%, and several other charges we pay on amounts billed to final customers. These charges generally increase with the amount of our gross revenues on sales to final customers. In addition, beginning in March 2002 we paid a new emergency capacity charge. As a result, the amount of value-added taxes and other charges as a percentage of our gross revenues increased from 29.1% in 2002 to 30.1% in 2003. (See Note 26 to our Consolidated Financial Statements.)

Operating Expenses

        Total operating expenses increased by 23.9% in 2003. The most important factors in the increase were as follows:

Energy purchased for resale. In 2003, we spent R$1,090.4 million to purchase energy from third parties for resale to our customers, a 36.4% increase from 2002.

•	Cien. Our most significant energy purchases in 2003 were from Cien. Our energy purchase contract with Cien was originally signed in 1999, but we began renegotiating it 2003 and reached a final agreement approved by ANEEL in December 2003. In 2003, we recognized a total expense of R$564.6 million for purchases from Cien, a 53% increase over 2002, because after the renegotiation of the Cien Agreements in 2003, we recognized energy costs in 2003 which relate to earlier periods.

•	Wholesale Energy Market. In 2003, we spent R$21.2 million to purchase energy from the MAE, compared to a credit of R$36.8 million on sales to the MAE in 2002, which resulted from adjustments in the amounts of energy we purchased in prior periods.

•	Other Purchases. In 2003, we also spent R$32.3 million to purchase energy from our affiliate Dona Francisca, under a contract we entered into in April 2003. We spent R$39.2 million to purchase energy from Itiquira, compared to only R$4.2 million in 2002, under a contract we entered into in October 2002.

Materials and Supplies. Our costs for materials and supplies in 2003 were R$251.4 million, a 56.7% increase over 2002. Although we are currently engaged in legal proceedings regarding Araucária, we have continued to accrue a variety of related expenses, including purchases from Compagas of gas and materials. The total expenses we recognized in 2003 were R$193.1 million, of which R$31.1 million was paid in cash.

Use of Main Transmission Grid. Expenses for use of the Main Transmission Grid increased by 45.4% in 2003 (an increase of R$74.2 million). The increase was due to rate increases of 32% in June 2002 and 45% in June 2003.

Regulatory Charges. Regulatory charges grew from R$173.0 million in 2002 to R$218.8 million in 2003, a 26.5% increase. This increase was primarily due to the introduction of the CDE Account in April 2002, which required us to pay a charge of R$43.4 million in 2003.

Personnel Expenses. Our personnel expenses grew 10.5% in 2003, primarily as a result of (i) pay increases provided for in collective bargaining agreements we reached with our employees in October 2002 and (ii) increases in the amounts paid to our employees under our employee profit sharing program.

        The increase in our operating expenses in 2003 was partially offset by a R$29.8 million decrease in our costs for energy purchased from Itaipu, as compared to 2002. Although we purchased a greater volume of energy from Itaipu in 2003 than in 2002, our costs decreased due to the appreciation of the real against the U.S. dollar. (See “Item 4. Information on the Company – Generation and Purchases of Energy – Purchases”.)

Equity in Results of Investees

        Our proportionate share of the results of equity method affiliates resulted in a net gain of R$31.7 million in 2003 and a net loss of R$34.2 million in 2002. The net gains in 2003 resulted primarily from profits at Dominó and Compagas. The net loss in 2002 reflected losses at the Dona Francisca facility because its claim arising from energy it had sold into the Wholesale Energy Market was rejected in its entirety. After 2002, we no longer recognize losses on our investment in Dona Francisca because we have written our investment down to zero.

Financial Income (Expense), Net

        We recognized R$166.9 million of net financial income in 2003, as compared with net financial expense of R$414.6 million in 2002. The change was primarily due to the effect of exchange variations on our foreign currency-denominated debt. We recognized R$119.6 million of net monetary and exchange gain in 2003, when the real appreciated against the U.S. dollar and other foreign currencies, compared to R$505.1 million of net loss in 2002, when the real depreciated. This effect was partially offset by lower financial income in 2003, primarily as a result of a lower rate of increase in the IGP-DI index, which is used to index the amounts owed to us by the State of Paraná under the CRC Account.

Income and Social Contribution Taxes

        In 2003, we recognized income tax expense of R$82.3 million, reflecting an effective tax rate of 32.5% on our pretax income. This compared to an income tax benefit of R$41.2 million in 2002, reflecting an effective tax benefit of 26.4% on our pretax loss in 2002. The difference between the effective rate and the statutory rate in both periods was primarily due to non-deductible pension expenses and our equity in results of equity method investees, which is not taxable; and in 2003, to the payment of interest on equity, which is tax deductible.

Results of Operations for the Years Ended December 31, 2002 and 2001

Operating Revenues

        Our net operating revenues increased by 18.0% in 2002. The increase was primarily due to higher prices, resulting primarily from increases in rates to final customers.

        Electricity Sales to Final Customers. Our revenues from energy sales to final customers increased by 21.5% in 2002 due to an increase of 18.1% in average energy prices and 2.8% in the volume of energy sold. Revenues increased from all our main categories of customers, as described below. The higher volumes reflected a recovery in consumption, among customers other than residential customers, from the energy shortages experienced in 2001.

Industrial. Revenues from sales to industrial customers increased by 24.1%, from R$849.3 million in 2001 to R$1,053.6 million in 2002. The increase was primarily due to a 19.2% increase in average price as well as to an increase in overall industrial activity in the State of Paraná, which resulted in a 4.1% increase in industrial consumption.

Residential. Revenues from sales to residential customers increased by 18.1%, from R$1,033.9 million in 2001 to R$1,221.1 million in 2002. The increase was primarily due to an 18.3% increase in average price. This increase was partially offset by a slight decline (0.1%) in energy consumption, in spite of a 2.5% increase in the number of customers (2.36 million in 2002, compared to 2.30 million in 2001), due to the continuing impact on consumption patterns of the energy rationing programs enacted in 2001.

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

        Electricity Sales to Distributors. Electricity sales to distributors include sales to the Wholesale Energy Market and the Interconnected Power System (60.2% of the total in 2002), sales under bilateral agreements (25.4%) and sales under Initial Supply Contracts (14.4%). Our revenues from electricity sales to distributors increased by 7.7% in 2002, primarily because our revenues from sales under bilateral agreements increased by 32.7%, from R$37.0 million in 2001 to R$49.1 million in 2002, due to higher prices and higher volumes. Sales to the Wholesale Energy Market and the Interconnected Power System were R$115.8 million in 2002, a slight (0.7%) decrease from 2001 as higher prices due to a shift in mix from the Interconnected Power System to the Wholesale Energy Market were offset by lower volume resulting from the end of drought conditions in other regions of Brazil.

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

        Operating Expenses

        Total operating expenses increased by 48.0% in 2002. The most important factors in the increase were as follows:

Purchases from Cien. We began purchasing energy from Cien in May 2002 as its first transmission line became operational, and our purchases increased in August 2002 when the second line became operational. The purchases are under a long-term contract at a price determined under a formula that includes indexation for Brazilian inflation and for changes in the exchange rate between the real and the U.S. dollar. During the first six months of 2003, we sought to renegotiate the Cien Agreements and we ceased paying Cien although we continued to accrue and provision the amounts billed to us. (See “Item 4. Information on the Company—Business—Generation and Purchases of Energy—Cien.”) The total we recognized was R$369.0 million in 2002. These amounts are recorded under “Electricity purchased for resale.” (See Note 27(a) to the Consolidated Financial Statements.)

Purchases from Itaipu. The price for energy purchased from Itaipu is indexed to the U.S. dollar, and accordingly increased in 2001 and 2002 with the devaluation of the real. In 2001, part of the increased costs was deferred (together with other costs) based on regulations allowing us to recover such costs through later tariff increases, and this partly offset the effect on our operating expenses. (See “—Overview—Deferred Regulatory Asset.”) In 2002, we had R$425.5 million in expenses for purchasing energy from Itaipu, compared to R$338.7 million (before the deferral) in 2001. These amounts are recorded under “Electricity purchased for resale.” (See Note 27(a) to the Consolidated Financial Statements.)

Expenses related to Araucária. In 2002, we began incurring a variety of expenses arising from our commitments to Araucária. These included purchases of gas and materials and payments for capacity under a formula based on the costs of building the Araucária plant. (See “Item 4. Information on the Company—Business—Generation and Purchases of Energy—Araucária” and “Item 8. Financial Information—Legal Proceedings”.) The total we recognized (including purchases of gas and materials and capacity payments) was R$113.9 million in 2002. These amounts are recorded under “Materials and supplies.” (See Note 27(d) to the Consolidated Financial Statements.)

Allowance for doubtful accounts. Expenses we recognized for the allowance for doubtful accounts were R$72.4 million in 2002, compared to R$11.3 million in 2001. The increase was attributable to a new ANEEL policy requiring that we provision accounts receivable from public sector customers that are more than 180 days past due. These amounts are recorded under “Other expenses.” (See Note 27(e) to the Consolidated Financial Statements.)

Wholesale Energy Market. Our revenues and expenses from transactions in energy with the Wholesale Energy Market are recognized based on estimates that are subject to final approval by the Wholesale Energy Market. In 2002, final calculations from the Wholesale Energy Market resulted in our reversing R$57.3 million in revenues previously recognized based on estimates. These amounts are recorded under “Other expenses (income), net.” (See Note 27(e) to the Consolidated Financial Statements.)

Third-party services. Third-party services, consisting primarily of miscellaneous expenses, such as technical consulting fees, mailing expenses, maintenance services and travel expenses, increased by 34.9% from R$137.7 million in 2001 to R$185.8 million in 2002. The increase was primarily due to higher technical consulting fees and research and development fees.

Use of Main Transmission Grid. Expenses for use of the Main Transmission Grid increased by 42.2% in 2002 (an increase of R$48.5 million). The increase was due to the 23.7% increase in 2002 of the Interconnected Power System’s transportation tariff.

Pension and other benefits. Pension and other benefits increased by 156.4% in 2002 from 2001 (an increase of R$53.9 million), primarily due to a change in accounting under Brazilian GAAP.

        Financial Income (Expense), Net

        Net financial expense was R$414.6 million in 2002, more than five times higher than in 2001. The increase was due primarily to a net monetary and exchange loss of R$314.9 million resulting from the devaluation of the real against the U.S. dollar, which was the currency in which 48.4% of Company’s indebtedness was denominated as of December 31, 2002. Our interest costs also increased by 54.8% due to the issuance of R$500 million of debentures in May 2002 and the devaluation of the real.

        Extraordinary Item

        In 2002, we reversed the entire deferred regulatory asset of R$303.0 million that appeared on our balance sheet at the beginning of the year. The after-tax amount of R$205.4 million was recorded as an extraordinary item. (See “—Overview—Deferred Regulatory Asset.”)

Liquidity and Capital Resources

        Our principal capital requirements historically have been to finance the expansion and upgrading of our electricity distribution and transmission system and to finance the expansion of our generation business. Capital expenditures were R$364.4 million in 2003, R$399.4 million in 2002 and R$445.0 million in 2001. The following table sets forth a breakdown of our capital expenditures for the periods indicated.

	Year ended December 31,

	2003	2002	2001

	(millions of reais)
Generation:
Salto Caxias	5.0	5.1	27.4
Other	6.3	40.7	27.2

Total	11.3	45.8	54.6

Transmission	70.9	51.2	61.9
Distribution	158.0	189.8	189.9
Interest in equity investees	42.1	95.8	105.7
Other	82.1	16.8	32.9

Total	364.4	399.4	445.0

        We plan to make capital expenditures aggregating approximately R$425.2 million in 2004, as part of our R$2,103.6 million capital expenditure program for the years 2004 through 2008. Of total budgeted capital expenditures over this period, R$88.6 million is for generation, R$646.3 million is for transmission, R$919.8 million is for distribution, R$351.5 million is for telecommunications businesses and R$97.4 million is for investment in generating affiliates accounted for under the equity method.

        Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2003 was our operating activities. In 2003, net cash provided by operating activities was R$496.1 million, an increase of R$353.6 million from R$142.5 million in 2002 primarily due to an increase in the term of suppliers (as a result of the renegotiation of the Cien agreement), the fact that we stopped paying amounts due to Compagas in 2003 (although we did provision the amounts owed to Compagas).

        We expect our operating cash flow to be sufficient to finance our capital expenditures in 2004 if we implement the tariff increase we expect to receive in June 2004. If necessary, to fund our capital expenditure needs or to repay debt maturing in 2005, we will issue debt in local markets. Our ability to generate cash sufficient to meet our planned expenditures is dependent upon a variety of factors, including our ability to maintain adequate tariff levels, to obtain regulatory and environmental authorizations, to access domestic and international capital markets, and a variety of operating and other contingencies. In addition, we may seek to invest in controlling or non-controlling interests in other existing electric utilities, in communications services or in other areas, each of which may require additional domestic and international financing.

        Like other state-owned companies, we are subject to restrictions under resolutions of the National Monetary Council, Conselho Monetário Nacional (“CMN”) on our ability to obtain financing from domestic and international sources. These restrictions could limit our ability to access external sources of funding if our internally-generated funds are insufficient to meet our budgeted capital expenditures.

        Our total debt outstanding at December 31, 2003 was R$1,959.6 million. Approximately R$617.6 million of the total debt outstanding at December 31, 2003 was denominated in the U.S. dollar, R$40.8 million was denominated in Japanese yen and R$215.7 million was indexed to a basket of foreign currencies.

        In May 1997, we issued U.S.$150 million of 9.75% Notes (the “Notes”) due 2005. We had an option to redeem the Notes at 99.09% of their face value in May 2002 or to procure a purchaser to purchase all the outstanding Notes. In May 2002, pursuant to the provisions of the Notes, all of the outstanding Notes were purchased by a vehicle that was funded by a loan from a syndicate of banks. We have also entered into a swap arrangement that effectively converts our obligations under the Notes from dollars, at a LIBOR-based interest rate, to reais at rates based on Brazilian money market rates.

        In connection with the repurchase, certain financial covenants of the Notes were amended. The most restrictive of the amended financial covenants require us to not permit (a) the ratio of EBITDA to Cash Interest Expense for the twelve month period ending on the last day of any fiscal quarter to be less than 2.5:1 or (b) the ratio of Total Funded Debt to EBITDA for the twelve month period ending on the last day of any fiscal quarter to be greater than 3.25:1 (using terms defined in the Notes). At the end of 2002, we were in default of certain of the financial covenants in the Notes. However, we obtained a waiver of this default from our lenders in June 2003 and a permanent waiver of our default under the underlying credit agreement in June 2004. As a result of our receipt of such waivers, we are currently in compliance with the covenants in the Notes.

        Also in May 2002, we issued R$500 million of non-convertible debentures maturing in 2007 and split into three series. Series 1 and 2, amounting to R$100 million each, are indexed to the Interbank Deposit Certificate (“CDI”) rate plus a spread of 1.75% per year. Series 3, amounting to R$300 million, is indexed to the IGP-M inflation index plus a spread of 13.25% per year. With the proceeds of the debentures issuance, in May 2002 we paid a tranche of our Euro Commercial Paper in the amount of U.S.$67.2 million. As a result of these transactions, we lengthened the term of our debt profile and reduced our exposure to the U.S. dollar. On February 27, 2004, we reacquired the first series of the debentures which were worth R$100 million.

        On December 23, 2003, an agreement we had reached with Cien that amends the terms of the original Cien Agreements was approved by ANEEL. We are awaiting the outcome of pending legal proceedings that we have entered into with Araucária regarding our contractual commitments with them. If we were required to commence payments to Araucária in 2004, in the manner set forth in our agreement with them, we would experience a significant adverse effect upon our liquidity. (See “Item 4. Information on the Company—Business—Generation and Purchases of Energy”.) In addition, Araucária claims that we are required to purchase its generating plant, and if we were in fact required to do so we would not have the necessary resources.

Contractual Obligations

        In table below we set forth certain contractual obligations as of December 31, 2003, consisting of debt (loans and financing and debentures), unrealized losses on cross-currency interest rate swap contracts, suppliers, purchase obligations and regulatory charges, and the period in which the contractual obligations come due. The table below does not include pension liabilities, deferred taxes or current accounts payable. We have also not included the amounts that may be payable under our long-term energy contracts with Araucária, because we believe that this contract is null and void from a legal standpoint because it was not approved by ANEEL.

	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(In millions of reais)
Contractual obligations:
Loans and financing	1,295.0	108.5	608.7	161.0	416.8
Debentures	664.6	157.8	100.0	406.8	-
Losses on swap contracts(1)	33.7	-	33.7	-	-
Suppliers	272.9	-	186.7	86.2	-
Purchase obligations(2)	14,021.5	959.5	2,177.8	2,311.0	8,573.2

Regulatory charges	51.7	50.1	1.6	-	-

Total	16,339.4	1,275.9	3,108.5	2,965.0	8,990.0

____________
(1)	Unrealized losses on cross-currency interest rate swap contracts.
(2)

Consist of purchase commitments of electric power pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase price at December 31, 2003.

We are also subject to contingencies with respect to tax, labor and civil claims and have made provisions for accrued liability for legal proceedings related to these claims of R$408.3 million at December 31, 2003. (See “Item 8. Financial Information–Legal Proceedings” and Note 21 to our Consolidated Financial Statements.)

Off-balance Sheet Arrangements

        We are not party to any off-balance sheet arrangements of the type we are required to disclose in Form 20-F.

U.S. GAAP Reconciliation

        We prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The differences are described in Note 33 to the Consolidated Financial Statements. Net loss for 2003 was R$65.0 million under U.S. GAAP, compared with net income of R$171.1 million under Brazilian GAAP. Shareholders’ equity at December 31, 2003 was R$5,493.2 million under U.S. GAAP, compared to R$4,858.2 million under Brazilian GAAP.

        The differences between Brazilian GAAP and U.S. GAAP that have the most significant effects on net income and shareholders’ equity are the treatment of capitalized interest, the rules regarding indexation of property, plant and equipment, treatment of special obligations and the treatment of future pension and health care benefits. For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our Consolidated Financial Statements and a reconciliation of net income and shareholders’ equity, see Note 33 to our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

        We are managed by:

  a Board of Directors, which consists of seven or nine members; and

  a Board of Executive Officers, which consists of six members.

Board of Directors

        The Board of Directors ordinarily meets once every three months and is responsible, among other things, for:

  establishing our corporate strategy;

  defining the general orientation of our business; and

  electing, supervising and monitoring the Board of Executive Officers.

        The members of the Board of Directors are elected to serve for two-year terms and may be reelected. Of the nine members of the Board of Directors:

  eight are elected by the holders of the Common Shares; and

  one is elected by our employees.

  The member of our Board of Directors who is elected by the non-controlling shareholders has the right to veto (provided it is duly justified) the choice made by the majority of the members of our Board of Directors of the independent accountant.

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

        The terms of the current members of the Board of Directors expire in 2005. The current members are as follows:

Name	Position	Since

João Bonifácio Cabral Júnior	Chairman	2003
Paulo Cruz Pimentel	Director	2003
Acir Pepes Mezzadri	Director	2003
Luis Antônio Rossafa	Director	2003
Lindsley da Silva Rasca Rodrigues	Director	2003
Sergio Botto de Lacerda	Director	2004
Francelino Lamy de Miranda Grando	Director	2003
Américo Antônio Gaion	Director	2003
Laurita Costa Rosa	Director	2004

        Following are brief biographies of the current members of our Board of Directors:

        João Bonifácio Cabral Júnior. Mr. Cabral is 59 years old. He received a law degree from Pontificia Universidade Católica do Paraná. Previously, Mr. Cabral served as the Chief Administrative Officer of Itaipu Binacional. He is currently the Chief Legal Officer of Itaipu Binacional. Mr. Cabral was appointed by the State of Paraná.

        Paulo Cruz Pimentel. Mr. Pimentel is 76 years old. He received a law degree from University of São Paulo Law School. Previously, Mr. Pimentel served as the governor of the State of Paraná and as a Federal congressman for two terms of office. Mr. Pimentel was appointed by the State of Paraná.

        Acir Pepes Mezzadri. Mr. Mezzadri is 58 years old. He attended the President Kennedy Cenecista Technical Secondary School. Mr. Mezzadri served as a member of the Legislative Assembly of the State of Paraná. Mr. Mezzadri was appointed by the State of Paraná.

        Lindsley da Silva Rasca Rodrigues. Mr. Rodrigues is 45 years old. He received an agronomy degree from the Federal University of Paraná. Previously, he served as the Chief Environmental Secretary of the State of Paraná. He is currently the President of the Environmental Institute of Paraná. Mr. Rodrigues was appointed by the State of Paraná.

        Luiz Antônio Rossafa. Mr. Rossafa is 49 years old. He received a degree in agronomy from Luiz Meneghel Agronomy College in Bandeirantes, Paraná and a master’s degree in Agriculture from UNESP, in São Paulo. Previously, Mr. Rossafa was a director and a teacher at the Agronomy College in Bandeirantes, Paraná. He is currently the President of the Engineering, Architecture and Agronomy Regional Committee of the State of Paraná. Mr. Rossafa was appointed by the State of Paraná.

        Sergio Botto de Lacerda. Mr. Lacerda is 45 years old. He received a law degree from the Federal University of Paraná. He is currently the solicitor general of the State of Paraná. Mr. Lacerda was appointed by the State of Paraná.

        Laurita Costa Rosa. Ms. Rosa is 45 years old. She received a degree as a certified public accountant from the Social Studies Foundation of the State of Paraná. Previously, Ms. Rosa was the general secretary of the Commercial Registrar of the State of Paraná. Ms. Rosa was appointed by the State of Paraná.

        Francelino Lamy de Miranda Grando. Mr. Grando is 46 years old. He received a law degree from the University of São Paulo and a doctorate in ecology and natural resources degree from the Federal University of São Carlos – UFCAR. Mr. Grando is currently the Secretary of Corporate Technological Politics of the Ministry of Science and Technology. Mr. Grando was appointed by BNDESPAR.

        Américo Antônio Gaion. Mr. Gaion is 39 years old. He received a degree in economics from the State University of Londrina in Paraná and completed a post-graduate course in total quality and re-administration from Universidade Paranaense in Umuarama, Paraná. Mr. Gaion was elected by Copel’s employees.

Board of Executive Officers

        Our Board of Executive Officers meets weekly and is responsible for its day-to-day management. Each Executive Officer also has individual responsibilities established by our by-laws.

        According to our by-laws, our Board of Executive Officers consists of six members. The Executive Officers are elected by the Board of Directors for three-year terms but may be removed by the Board of Directors at any time. Under the Shareholders’ Agreement, BNDESPAR has the right to nominate one member to the Board of Executive Officers. The terms of the current members of the Board of Executive Officers expire in 2006. The current members are as follows:

Name	Position	Since

Paulo Cruz Pimentel	Chief Executive Officer	2003
Ronald Thadeu Ravedutti	Chief Financial and Investor Relations Officer	2003
José Ivan Morozowski	Chief Power Generation & Transmission and	2003
	Telecommunications Officer
Rubens Ghilardi	Chief Distribution Officer	2003
Gilberto Serpa Griebler	Chief Corporate Management Officer	2003
Assis Corrêa	Chief Legal Officer	2003

        Following are brief biographies of the current members of our Board of Executive Officers.

        Paulo Cruz Pimentel. Mr. Pimentel is 76 years old. He received a degree in law from the University of São Paulo Law School. Previously, Mr. Pimentel served as the governor of the State of Paraná and as a Representative at the Brazilian House of Representatives for two terms of office.

        Ronald Thadeu Ravedutti. Mr. Ravedutti is 54 years old. He received a degree in economics from the Social Studies Foundation of Paraná and completed post-graduate courses in utility finance, economics and finance, engineering economics, financial administration and systems analysis. He was the Chief Financial and Market Relations Officer of Copel from April to December 1994.

        José Ivan Morozowski. Mr. Morozowski is 56 years old. He received a degree in electrical engineering and completed post-graduate courses in electric engineering and operation, maintenance and planning of electric systems. Previously, Mr. Morozowski was the Chief Operations Officer of Copel.

        Rubens Ghilardi. Mr. Ghilardi is 64 years old. He received degrees in economics from the Economics College of Paraná and in business administration from the Economics and Business Administration College of Pontifícia Universidade Católica of Paraná. Previously, Mr. Ghilardi was the Chief Financial Officer of Itaipu Binacional and the Chief Financial Officer of Copel.

        Gilberto Serpa Griebeler. Mr. Griebeler is 58 years old. He received a degree in economics and business administration from the Federal University of Paraná. Previously, Mr. Griebeler was the Chief Financial Officer of Copel.

        Assis Corrêa. Mr. Corrêa is 58 years old. He received a degree in law from Pontifícia Universidade Católica do Paraná. Mr. Corrêa has been working as a lawyer in commercial, civil and administrative law for thirty years.

Fiscal Council

        We have a permanent Fiscal Council, which generally meets every three months. The Fiscal Council consists of five members and five alternates (deputy members) elected for one-year terms by the shareholders at the annual meeting. The Fiscal Council, which is independent of our management and of our external auditors, is responsible for:

  reviewing our financial statements and reporting on them to the shareholders;

  issuing special reports on proposed changes in capitalization, corporate budgets and proposed dividend distributions and any corporate reorganization; and

  in general, supervising the activities of management and reporting on them to our shareholders.

        The current members and alternate members of the Fiscal Council, whose terms expire in 2005, are as follows:

Name	Since

Paulo Roberto Trompczynski	2003
Nelson Pessuti	2003
Antonio Rycheta Arten	2003
Ernesto Rubens Gelbcke	2003
Ariovaldo dos Santos	2003

Alternates

Serafim Charneski	2004
Moacir José Soares	2003
Maurilio Leopoldo Schmitt	2003
Marcos de Bem Guazelli	2003
Nilson Zattoni	2003

Compensation of Directors and Officers

        For the year ended December 31, 2003, the aggregate amount of compensation paid by us to our directors and executive officers was approximately R$3.7 million, as approved by our General Shareholders’ Meeting held on April 29, 2003.

Employees

        At year-end 2003, we had 6,293 employees (one employee per 492 customers), compared to 5,857 employees (one per 514 customers) at year-end 2002 and 5,854 employees (one per 502 customers) at year-end 2001. In addition to our employees, throughout 2003 we had an average of approximately 1,700 third-party employees performing services.

        The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,

Area	2003	2002	2001

Generation	590	801	802
Transmission	664	780	773
Distribution	3,784	4,015	4,024
Telecommunications	186	236	233
Corporation staff and research
and development	1,029	25	22
Special employees - QEP	40	-	-

Total	6,293	5,857	5,854

        Virtually all of our employees are covered by union agreements that we renegotiate annually with the unions that represent the various employee groups. In 2003, we negotiated and signed labor agreements with the unions representing our employees. These new labor agreements became effective on October 1, 2003 and will be in place for a one-year term. We agreed to increase salaries by 10.0% in October 2003, and by 5.5% in March 2004.

        We provide a number of benefits to our employees. The most significant is the sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2003, approximately 98% of our employees had elected to participate in a flexible defined contribution plan.

        In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement with an employee committee. Our employees are entitled to share in our profits during years in which our ratio of net profits to shareholders’ equity is at least 6% and certain performance criteria are met. In 2003, R$16 million was distributed among our employees as part of the profit-sharing plan. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

Share Ownership

        As of April 30, 2004, board members and executive officers held, collectively, directly or indirectly, less than 1% of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

        Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. In 1996, Paraná Investimentos, a company controlled by the State of Paraná, issued debentures to BNDESPAR, which exchanged the debentures for Common Shares held by Paraná Investimentos. At December 31, 2003, the State of Paraná directly owned 58.6% of the Common Shares, and BNDESPAR owned directly and indirectly 26.4% of the Common Shares.

        The following table sets forth certain information regarding the ownership of our Common Shares at April 30, 2004.

	Common Shares

	(in millions)	(% of total)
Shareholder
State of Paraná	85,028	58.6
BNDESPAR	38,299	26.4
ELETROBRAS	1,531	1.1
All directors and officers as a group	0	0.0

        None of our major shareholders have voting rights that differ from other holders of Common Shares.

        At March 31, 2004, 1.7% of the Common Shares and 12.1% of the Class B Shares were held by 65 holders registered with the Companhia Brasileira de Liquidação e Custódia, known as “CBLC” as resident in the United States. At the same date, the ADSs represented 32.3% of the Class B Shares and 15.1% of the total shares.

Shareholders’ Agreement

        Under the Shareholders’ Agreement, the State of Paraná cannot approve, without BNDESPAR’s prior authorization, the following matters:

  amendment to our by-laws;

  reduction or increase of our capital stock;

  change in our corporate purpose;

  creation of a new class of our preferred shares;

  issuance of securities convertible into our shares or call options for our shares;

  grouping or split of shares issued;

  reserves, funds or accounting provisions that affect the rights and interests of minority shareholders;

  cessation of corporate liquidation;

  merger, amalgamation, spin-off, transformation, transfer or acquisition of interests in other companies;

  incorporation of wholly-owned subsidiaries;

  adoption of policy with respect to minority shareholders in the case of merger, amalgamation, split-off and transfer of control in Copel; and

  reduction in mandatory dividend.

        The Shareholders’ Agreement will remain in effect until BNDESPAR ceases to be one of our shareholders or until December 22, 2018, whichever occurs first.

        Privatization and Option Agreement

        In December 1998, the Paraná State legislature passed a law authorizing our corporate restructuring and the sale of the State of Paraná’s interest in us. Late in 2001, the privatization process was indefinitely postponed due to a variety of circumstances, including market conditions, economic uncertainties brought on by the September 11, 2001 terrorist attacks in the United States, the Argentine economic crisis and recent legal challenges to proposed privatizations in the State of Paraná. During the recent elections in the State of Paraná, a new governor was elected and took office in January 2003. The new administration has indicated that it will no longer pursue the longstanding privatization initiative.

        However, if the privatization does occur in the future, the process will be shaped by the terms of an option agreement entered into under the Shareholders’ Agreement, dated December 22, 1998, as amended on March 29, 2001 (the “Option Agreement”), between the State of Paraná and BNDESPAR, with Copel and Paraná Investimentos as intervening parties. Under the Option Agreement, if our privatization had occurred by September 30, 2002, the State of Paraná had the right to buy all Common Shares then held by BNDESPAR for the sole purpose of including them in our privatization process. BNDESPAR is no longer obligated to sell its Common Shares to the State of Paraná as part of the privatization process. However, if the privatization occurs at any time in the future, BNDESPAR will have the right to require the inclusion of its Common Shares in the controlling stake to be sold or to sell its Common Shares in one or more lots to third parties, to the extent permitted by the Shareholders’ Agreement.

RELATED PARTY TRANSACTIONS

        We engage in transactions, including the sale of electric energy, with our principal shareholders and with our affiliates. The tariffs we charge on electric energy sold to our related parties are approved by ANEEL, and the amounts are not material.

Transactions with shareholders

        The following summarizes the most significant transactions with our principal shareholders:

        Government of the State of Paraná

        The State of Paraná owns 58.6% of our common shares. We have accounts receivable from the government of the State of Paraná under the CRC Account Agreement in the amount of R$1,036.3 million at December 31, 2003. The outstanding balance bears interest at an annual rate of 6.65% and is adjusted in accordance with the IGP-DI inflation index. We recorded interest income by the monetary indexation of R$144.8 million in 2003. (See “Item 5. Operating and Financial Review and Prospects—Overview—Impact of CRC Account.”)

        BNDESPAR

        BNDESPAR owns 26.4% of our common shares. BNDESPAR is a wholly owned subsidiary of BNDES and has the right to appoint 2 members to our Board of Directors. We have loans from BNDES of R$10.4 million as of December 31, 2003, recording an interest expense of R$1.5 million during 2003.

Transactions with affiliates

        We have a variety of transactions with our affiliates and our unconsolidated subsidiary Compagos. The most significant of these transactions are:

        Compagas

        We purchase natural gas from Compagas, a company in which we have a 51.0% interest. In 2003, such purchases amounted to R$193.1 million and we had accounts payable as of December 31, 2003 of R$162.0 million. In addition, we have loaned Compagas R$6.2 million as of December 31, 2003, and have recorded an interest income of R$0.1 million in 2003 from such loans.

        Braspower International Engineering S/C Ltda.

        We have transferred employees to Braspower, a company in which we have a 49.0% interest. We received R$0.3 million during 2003 for such transfers.

        Centrais Eólicas do Paraná Ltda.

        We have a power purchase agreement with Centrais Eólicas do Paraná, a company in which we have a 30.0% interest. During 2003, our purchases from Centrais Eólicas do Paraná amounted to R$ 0.5 million.

        Centrais Elétricas Rio Jordão – Elejor

        We have a 35.0% interest in ELEJOR and have outstanding loans of R$24.0 million to Elejor as of December 31, 2003.

        Copel Amec S/C Ltda.

        We have a technical consulting services agreement with Copel Amec, a company in which we have a 48.0% interest. We recorded expenses in 2003 in the amount of R$0.1 million. We also received R$0.2 million in 2003 by the transfer of employees to Foz do Chopim.

        Dona Francisca Energética S.A.

        We purchased power from Dona Francisca S.A., a company in which we have a 23.0% interest, in the amount of R$32.3 million in 2003. We had accounts payable in the amount of R$3.6 million as of December 31, 2003. We provided guarantees to Dona Francisca in connection with loans obtained from the Interamerican Development Bank – IDB, and to BNDES, in the amount of U.S.$47.0 million and R$47.3 million, respectively.

        Foz do Chopim Energética Ltda.

        We have a 35.8% interest in Foz do Chopim. We have outstanding loans to Foz do Chopim in the amount of R$31.0 million as of December 31, 2003, and recorded interest income of R$3.2 million in 2003. During 2003, we spent R$14.5 million to purchase energy from Foz do Chopim.

        Onda Provedor de Serviços S.A.

        We are owed R$4.8 million in the form of installment invoices (including both current and non-current accounts receivable) from ONDA, a company in which we have a 24.5% interest in 2003. During 2003, we recorded revenues for the lease of optical fibers to Onda in the amount of R$1.8 million.

        Sercomtel S.A. — Telecomunicações

        We lease optic fibers to Sercomtel S.A. — Telecomunicações, a company in which we have a 45% interest. We recorded R$2.0 million for these leases in 2003.

        Tradener Ltda.

        We have a 45.0% interest in Tradener Ltda. We recorded expenses in 2003 in the amount of R$0.1 million.

Item 8. Financial Information.

        See Item 18. “Financial Statements” and pages F-1 through F-94.

LEGAL PROCEEDINGS

        We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our Financial Statements only include reserves for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. At December 31, 2003, the reserves for contingencies were R$408.3 million, which we believe to be sufficient to meet probable and reasonably estimatable losses in the event of unfavorable rulings relating to the legal proceedings in which we are a party, but we cannot assure you that the reserves will be sufficient.

        We are the defendant in several labor lawsuits relating to overtime, dangerous work conditions, relocation, and other matters. We have provisioned R$88.1 million to cover a probable loss related to these lawsuits.

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

        If those of our industrial customers during the Cruzado Period that have brought suit against us receive favorable judgments with respect to the tariff increases during the Cruzado Period, we estimate that the relevant aggregate liability would be approximately R$21.0 million. In the unlikely event that all our industrial customers during the Cruzado Period were to bring suit against us and be successful in their claims with respect to such tariff increases, we estimate that the aggregate liability would amount to approximately R$80.0 million. We have reserved R$17.2 million for these claims. (See Note 21(a)(ii) to the Consolidated Financial Statements.) We have not sought to quantify our cost if all such customers sued and won favorable judgments regarding tariff increases after the Cruzado Period, but we understand that such judgments could have a material adverse effect on our financial condition and results of operations.

        We are a party to several lawsuits brought by land owners whose land was affected by our transmission and distributions lines. We have provisioned R$53.1 million to cover a probable loss related to these lawsuits.

        We are the defendant in lawsuits filed by four municipalities claiming restitution of amounts which we collected from them on behalf of the Federal government in payment of the IUEE (Sole Tax on Electric Energy) and which allegedly have not been refunded to them. We have provisioned R$7.4 million to cover a probable loss related to these lawsuits.

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

        We also challenged the payment of contributions to the PIS-PASEP program (Programs for Social Integration and for the Establishment of Public Employee’s Patrimony). The rates and basis for calculation of PIS and PASEP have changed over time, resulting in significant differences in the final amounts due, and we believe that these changes have not been made in accordance with the Brazilian Constitution. In 1999, we benefited from a Federal Decree under which a company may settle disputed federal taxes without fines and charges due to the late payment. Based on this decree, we settled these taxes and received a portion of the total amount deposited in a judicial escrow account established during the PIS-PASEP action. The remaining balance of R$33.7 million is still being reviewed to determine the amount to be refunded to us.

        We are party to administrative and judicial proceedings pursuant to which we are challenging claims of Social Security authorities that we must pay additional social security contributions for the period between 1991 and 2000. According to these claims we must pay an additional aggregate amount of R$278 million. We have contested all these claims. The contingency was registered in September

2001 and as of December 31, 2003 we had a provision to cover a probable loss related to social security contributions in an amount of R$11.2 million.

        In April 2003, Araucária commenced arbitration proceedings against us in the ICC, seeking R$69.7 million representing amounts billed and unpaid from January through March 2003, but preserving the right to amend its demands. Also in April 2003, Araucária delivered a notice of termination of the CPA alleging that we were in breach of the CPA, demanding, pursuant to the contractual provision governing termination, that we purchase the plant, and claiming that the purchase price, net of any applicable taxes and/or charges, would be U.S.$827.4 million. Araucária contends that this amount is the discounted present value of the capacity payments. We are vigorously contesting Araucária’s claims, based on a variety of arguments, in both the arbitration proceedings and in the courts. For a detailed description of the situation involving Araucária, see “Item 4. Information on the Company Business Generation and Purchases of Energy–Araucária”.

        The preliminary hearing before the International Chamber of Commerce—in which the Terms of Reference, the hearings schedule and the procedures to be followed are agreed upon—was held on February 20, 2004. For a more detailed description of the situation involving Araucária, see “Item 4. Information on the Company—Business—Generation and Purchases of Energy—Araucária”.

        In February 2003, the government of the state of Paraná cancelled value-added (ICMS) tax credits worth R$45 million that our subsidiary Copel Distribuição had purchased from a third party in December 2002 for R$39.0 million, under the allegation that they were not valid tax credits under applicable law. As a result of this cancellation, Copel Distribuição has been notified to pay uncollected taxes in the amount of R$45.0 million. We are currently seeking damages in connection with the cancellation of the tax credits. We believe that these tax credits are valid under applicable law and therefore presented a defense arguing that we have the right to use them in payment of our ICMS taxes.

DIVIDEND PAYMENTS

        In accordance with our by-laws and the Brazilian Corporation Law, we regularly pay annual dividends for each fiscal year within 60 days after the declaration at the annual shareholders’ meeting. To the extent amounts are available for distribution, we are required to distribute as dividends an aggregate amount (the “Mandatory Dividend”) equal to at least 25% of Adjusted Net Profit (as hereinafter defined). Dividends are allocated pursuant to the formula described in “–Dividend Priority of Class A Shares and Class B Shares” below. Under the Brazilian Corporation Law, we are not permitted to suspend the Mandatory Dividend payable with respect to the Common Shares, to the Class A Shares and to the Class B Shares for any year. Brazilian law permits, however, a company to suspend the payment of all dividends if the Board of Directors, with the approval of the Fiscal Council, reports to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of the company. In such a case, companies with publicly traded securities must submit a report to the CVM providing the reasons for the suspension of dividend payments. We are not subject to any contractual limitations on our ability to pay dividends.

Calculation of Adjusted Net Profit

        Dividends with respect to a fiscal year are payable from (1) retained earnings from prior periods and (2) after-tax income for such period (reduced by losses carried forward from prior fiscal years) following the addition or subtraction of amounts allocated to legal and other reserves (as described below) (“Adjusted Net Profit”).

        In accordance with Brazilian Corporation Law, we must maintain a legal reserve, to which we must allocate a minimum 5% of our net profits for each fiscal year until such reserve reaches an amount equal to 20% of our capital stock (calculated in accordance with the Brazilian Corporation Law). However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total capital. At December 31, 2003, our legal reserve was R$166 million, or approximately 5.72% of our capital stock at that date.

        In addition to deducting amounts for the legal reserve, under the Brazilian Corporation Law net profit may also be adjusted by deducting amounts allocated to two other reserves. One is a contingency reserve against future losses. The other is an unrealized profits reserve for specified categories of earnings that are required to be recognized currently, but that will be realized in subsequent periods. On the other hand, net profit may also be adjusted by reversing any amounts in any contingency reserve accounts that have been deposited in previous years and any amounts included in the unrealized profits reserve that have been realized in the relevant fiscal year and have not been used to offset losses. These reserves may only be established if they are proposed by the Board of Directors or Management at a shareholders’ meeting and a resolution creating such reserves is adopted at that shareholders’ meeting.

        The amounts available for distribution are determined on the basis of the Statutory Financial Statements prepared using the method required by the Brazilian Corporation Law, which differ from financial statements, such as the Consolidated Financial Statements included herein.

Dividend Priority of Class A Shares and Class B Shares

        According to our by-laws, Class A Shares and Class B Shares are entitled to receive annual, non-cumulative minimum dividends, which dividend per share shall be at least 10% higher than the dividends per share paid to the Common Shares. Class A Shares have a dividend priority over the Class B Shares, and Class B Shares have a dividend priority over the Common Shares. To the extent funds are available therefore, dividends are to be paid in the following order:

  first, the Class A Shareholders have the right to receive a minimum dividend equal to 10% of the total share capital represented by the Class A Shares outstanding as at the end of the fiscal year in respect of which the dividends have been declared;

  second, to the extent there are additional amounts to be distributed after all amounts allocated to the Class A Shares have been paid, the Class B Shareholders have the right to receive a minimum dividend per share equal to (1) the Mandatory Dividend divided by (2) the total number represented by Class B Shares outstanding as at the end of the fiscal year in respect of which the dividends have been declared; and

  third, to the extent that there are additional amounts to be distributed after all amounts allocated to the Class A Shares and the Class B Shares have been paid, the Common Shareholders have the right to receive an amount per share equal to (1) the Mandatory Dividend divided by (2) the total number of Common Shares outstanding as at the end of the fiscal year in respect of which dividends have been declared, provided that the Class A Shares and Class B Shares receive dividends per share at least 10% higher than the dividends per share paid to the Common Shares.

        To the extent that there are additional amounts to be distributed after all amounts described in the preceding items have been paid and in the form therein described, any such additional amount will be divided equally among all our shareholders of capital stock.

Payment of Dividends

        We are required to hold an annual shareholders’ meeting by April 30th of each year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of the Management, as approved by the Board of Directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31st. Under Brazilian law, we must pay dividends within 60 days following the date of the shareholders meeting that declared the dividends to shareholders of record on such shareholders’ meeting. A shareholders’ resolution may set forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. We are not required to adjust the amount of paid-in capital for inflation for the period from the end of the last fiscal year to the date of declaration or to adjust the amount of the dividend for inflation for the period from the end of the relevant fiscal year to the payment date. Consequently, the amount, in real terms, of dividends paid to holders of Class B Shares may be substantially reduced due to inflation.

        According to our by-laws, our management may declare interim dividends to be paid from profits in our semi-annual financial statements approved by our shareholders. Any payment of interim dividends may be set off against the amount of mandatory distributions relating to the net profit earned in the year in which the interim dividends were paid.

        Pursuant to Brazilian law, we may pay interest on capital in lieu of dividends as an alternative form of making distributions to shareholders. We may treat a payment of interest on capital as a deductible expense for tax purposes, provided that it does not exceed the lesser of:

  the product of (1) TJLP multiplied by (2) total shareholders' equity (determined in accordance with the Brazilian Corporative Law), less certain deductions prescribed by the Brazilian Corporation Law; and

  the greater of (1) 50% of current net income (after the deduction of social contribution on profits (CSLL) and before taking such distributions and any deductions for corporate income tax) for the year in respect of which the payment is made or (2) 50% of retained earnings and profit reserves for the year prior to the year in respect of which the payment is made.

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

        The table below sets forth the cash distributions we paid as interest on capital for the periods indicated.

Year	Payment Date	Distribution (in thousands of R$)	Payment per Thousand Shares (R$)

			Common	Preferred A	Preferred B	Average

1999	April 2000	110,000	0.38359	0.59208	0.42209	0.40197
2000	December 2000	160,000	0.55841	0.59208	0.61437	0.58468
	April 2001
2001	October 2001	170,000	0.59166	0.65455	0.65455	0.61122
	June 2002
2003	June 2004	42,584	0.14734	1.05973	0.16211	0.15561

Item 9. The Offer and Listing

        The principal trading market for the Class B Shares is the Bolsa de Valores de São Paulo (the “São Paulo Stock Exchange” or “BOVESPA”). At December 31, 2003, we had approximately 3,700 shareholders of Class B Shares.

        The following table sets forth the reported high and low closing sale prices for the Class B Shares on the São Paulo Stock Exchange for the periods indicated.

	Price per 1,000 Class B Shares

	High	Low

	(R$)
1999	17.50	5.25
2000	18.45	12.30
2001	19.79	12.49
2002	18.91	7.15
1st Quarter	18.91	14.60
2nd Quarter	18.90	11.00
3rd Quarter	12.01	7.15
4th Quarter	10.40	7.21
2003	14.05	7.31
1st Quarter	10.16	7.31
2nd Quarter	10.70	8.26
3rd Quarter	10.05	7.70
4th Quarter	14.05	9.50
December	14.05	12.02
2004	13.87	10.35
1st Quarter	13.87	10.35
January	13.87	11.45
February	11.95	10.35
March	11.80	10.44
2nd Quarter	11.02	8.40
April	11.02	9.62
May	10.30	8.40

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

	U.S. dollars per ADSs

	High	Low

	(U.S.$)
1999	9.25	3.56
2000	10.00	6.80
2001	10.65	4.71
2002	8.45	1.84
1st Quarter	8.25	6.10
2nd Quarter	8.45	3.75
3rd Quarter	4.19	1.92
4th Quarter	3.11	1.84
2003	4.88	2.03
1st Quarter	3.15	2.03
2nd Quarter	3.71	2.55
3rd Quarter	3.48	2.54
4th Quarter	4.88	3.32
December	4.88	4.22
2004	4.94	3.51
1st Quarter	4.94	3.51
January	4.94	3.95
February	4.07	3.51
March	4.12	3.55
2nd Quarter	3.89	2.64
April	3.89	3.38
May	3.51	2.64

        On June 19, 2002, shares of the Company were listed through Latibex, which is part of the Madrid Stock Exchange ("Latibex"). Latibex is a Euro-based market for Latin American securities. The shares trade under the symbol XCOP. The following table sets forth the reported high and low closing sales prices for shares on the Latibex for the period indicated.

	Euros per Shares

	High	Low

	(€$)
2002	5.13	1.88
2nd Quarter	5.13	3.97
3rd Quarter	4.32	1.88
4th Quarter	2.82	1.92
2003	3.87	1.86
1st Quarter	2.95	1.86
2nd Quarter	3.29	2.32
3rd Quarter	3.06	2.20
4th Quarter	3.87	2.71
December	3.87	3.41
2004	3.80	2.68
1st Quarter	3.80	2.68
January	3.79	3.17
February	3.80	2.68
March	3.38	2.91
2nd Quarter	3.28	2.22
April	3.28	2.95
May	2.84	2.22

Trading on the Brazilian Stock Exchanges

        Brazil used to have nine stock exchanges, of which the BOVESPA and the Rio de Janeiro Stock Exchange were the most significant. On January 27, 2000, the BOVESPA, the Rio de Janeiro Stock Exchange and their respective affiliated clearinghouses entered into a memorandum of understanding relating to a restructuring of their respective trading systems, clearinghouse services and corporate structures to establish a single, national stock exchange under the management of the BOVESPA. Pursuant to the memorandum of understanding, all securities are now traded only at BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded in the Rio de Janeiro stock exchange. The BOVESPA has entered into similar memorandum of understanding with several other regional exchanges. In 2002, BOVESPA accounted for 100% of the trading value of equity securities on all Brazilian stock exchanges.

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

        The BOVESPA also permits trading from 6:15 p.m. to 7:30 p.m., or from 5:45 p.m. to 7 p.m. during daylight savings time in the United States, on an online system connected to traditional and internet brokers called the “After Market”. All stocks traded during the regular trading session of the day may be traded on the After Market. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares traded through Internet brokers. There are no specialists or officially recognized market makers for our shares on the BOVESPA.

        In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

        Settlement of transactions is effected three business days after the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse on the second business day following the trade date. The clearinghouse for the BOVESPA is CBLC, which is wholly owned by BOVESPA.

        The BOVESPA is relatively small and less liquid compared to major world markets. As of March 31, 2004, the aggregate market capitalization of the 364 companies listed on the BOVESPA was approximately U.S.$237 billion, and the ten largest companies listed on the BOVESPA represented approximately 49.2% of the total market capitalization of all listed companies. Although all the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

        Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a “non-Brazilian holder”) of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

        With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and that the non-Brazilian holders be duly registered with the Brazilian securities commission. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

Regulation of Brazilian Securities Markets

        The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and the Brazilian Corporation Law, each as amended and supplemented, and by regulations issued by the Brazilian securities commission, which has regulatory authority over the stock exchanges and securities markets generally, the CMN, and by the Central Bank, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges. Nevertheless, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets.

        Under the Brazilian Corporation Law, a company is either public (companhia aberta), such as we are, or closely held (companhia fechada). All public companies, including us, are registered with the Brazilian securities commission and are subject to reporting requirements. A company registered with the Brazilian securities commission may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Our Class B Shares are listed and traded on the BOVESPA and may be traded privately subject to some limitations.

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

        Trading on the BOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the Class B Shares underlying the ADSs must, on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges ADSs for Class B Shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the Class B Shares, or distributions relating to the Class B Shares, unless the holder obtains a new registration. (See “Item 10. Additional Information—Regulation of and Restrictions on Foreign Investors.”)

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

        Except as described in this section and in “Item 8. Financial Information—Dividend Payments,” all relevant information relating to our memorandum and articles of association are described on Section “Description of Capital Stock” of its Registration Statement pursuant to Rule 424(b)(1) filed with the Securities and Exchange Commission on July 31, 1997 (File No. 333-7148), which is incorporated by reference.

Organization

        We are a publicly-traded company duly registered with the Brazilian securities commission under No. 1431-1. According to Article 1 of our by-laws, our objectives and purposes are:

  researching and studying, technically and economically, any sources of energy;

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

        Except as described in this section, our by-laws do not contain provisions addressing the duties, authority, or liabilities of directors and senior management, which are instead established by Brazilian Corporation Law.

Qualification of Directors

        Brazilian Corporation Law provides that only shareholders of a company may be appointed to its board of directors, although there is no minimum share ownership requirement for qualification as a director. Our by-laws also require that each director be a Brazilian citizen and reside in Brazil.

Shareholders’ Meetings

        We convene shareholders’ meetings by publishing a notice in Diário Oficial do Estado – PR, O Estado do Paraná and Folha de São Paulo. The convening of our shareholders’ meeting is made through publication of a notice to shareholders in three newspapers, as determined by the shareholders’ meeting. As provided by Brazilian law, publications have to be made in the official newspaper located in the state of our corporate headquarters, in a newspaper with broad coverage located in the same city as our corporate headquarters, and in a newspaper with broad coverage located in the same place as our stock exchange. In 2003, our convening notices were published in Diário Oficial do Estado, in O Estado do Paraná, and in Folha de São Paulo. The notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. All other information described on items “Voting Rights of Class A Shares and Class B Shares” and “Shareholders’ Meeting” of Section “Description of Capital Stock” of its Registration Statement pursuant to Rule 424(b)(1) filed with the Securities and Exchange Commission on July 31, 1997 (File No. 333-7148) is incorporated herein by reference.

Right of Redemption

        Brazilian Corporation Law provides that under certain circumstances a shareholder has the right to redeem its equity interest from a company and to receive a payment for the portion of shareholder’s equity attributable to his or her equity interest. This right of withdrawal may be exercised:

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

  a reduction in the mandatory distribution of dividends;

  a change in our corporate purpose;

  a split up, subject to the conditions set forth in the Brazilian Corporate Law; or

  a transformation of us into another type of company;

  by a dissenting or non-voting holder of Common Shares or Class A Shares, in the event that a majority of all outstanding shares authorizes:

  the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporate Law;

  a transfer of all of our share capital to another company, making the Company a wholly-owned subsidiary of such company, known as an "incorporação de ações";

  a merger or consolidation ("incorporação"); or

  our participation in a group of concerns (a "grupo de sociedades") as defined under the Brazilian Corporate Law.

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

        The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting at which the action is taken, except when the resolution is subject to confirmation by, or to prior approval of, the majority of the preferred shareholders of each class of affected shares (which must be made at a special meeting to be held within one year). In that case the 30-day term is counted from the date the minutes of the special meeting are published. We are entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize its financial stability.

        In addition, rights of withdrawal connected to our merger or consolidation (“incorporação”) into another company, to our participation in a group of concerns (a “grupo de sociedades”) and to the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law may not be exercised by holders of shares if such shares (1) are liquid, defined as being part of the BOVESPA Index or other stock exchange index (as defined by the CVM), and (2) are widely held, such that the controlling shareholder or companies it controls have less than 50% of our shares. Our Class B Shares are included on the BOVESPA Index.

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

        Pursuant to the amended Brazilian Corporation Law, each preferred share of a class that is admitted to trading on the Brazilian stock exchanges must have the following rights under the Company’s by-laws:

  one or both of the following priorities: priority in the receipt of fixed or minimum dividend; and/or priority in the reimbursement of capital, with or without premium; and

  one of the following rights: (A) right to participate in the distribution of the Mandatory Dividend of at least 25% of Adjusted Net Profit, pursuant to the following criteria: (i) priority in the receipt of dividends corresponding to at least 3% of the shares' book value, and (ii) right to participate on the profit distribution with the Common Shares, in equal conditions, after the Common Shares have received dividends as set forth in (i) above; or (B) right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of Common Shares; or (C) tag-along right at a price equal to at least 80% of the price paid to the controlling shareholder in case of transfer of control.

        Our by-laws comply with the directives of CVM as follows: (i) our class A preferred shares shall have priority in the distribution of minimum dividends of 10% per year, pro rata, calculated as a percentage of the paid-in capital stock represented by such shares on December 31st of the previous fiscal year; (ii) our class B preferred shares shall have priority in the distribution of minimum dividends, pro rata, in the amount equivalent to 25% of our net profits, as adjusted in accordance with section 202 and its paragraphs of Law 6,404/76, calculated as a proportion of the paid-in capital stock represented by such shares on December 31st of the previous fiscal year; (iii) the dividends provided in item “ii” above to the class B preferred shares shall be paid only from outstanding profits after the payment of priority dividends to class A preferred shares; (iv) the dividends to be paid per preferred share, regardless of the class, shall be at least 10% higher than the dividends to be paid per common share, as provided by the Brazilian Corporation Law, as amended.

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

Conversion Rights

        Our by-laws provide that:

  Class A Shares may be converted into Class B Shares;

  Class B Shares cannot be converted into Class A Shares;

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

        Transfers of shares by a foreign investor are made in the same way and executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by Resolution No. 2,689 of January 26, 2000 of the CMN (“Resolution 2,689”) as described under “—Exchange Controls” below, the foreign investor must declare the transfer in its electronic registration.

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

Disclosure of Shareholder Ownership

        Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly reached an interest corresponding to 5% or more of any class of shares, or any rights under such shares, of a publicly traded company must disclose its share ownership to the Brazilian securities commission and stock exchanges in which the shares are traded. In addition, a statement containing the required information must be published in the newspapers. Any subsequent increase of 5% or more in ownership of any class of shares must be similarly disclosed. Also, the same obligation applies if any person or group of persons representing the same interest and holding an interest corresponding to 5% or more of any class of shares of a publicly traded company for any reason ceases to hold this participation.

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

  complete the appropriate foreign investor registration form;

  register as a foreign investor with the CVM; and

  register the foreign investment with the Central Bank.

        Securities and other financial assets held by foreign investors must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

        The Annex V Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program had been approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs who are not resident in a tax haven will be entitled to favorable tax treatment. (See “—Taxation—Brazilian Tax Considerations—Taxation of Gains.”)

        An electronic registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to this electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Class B Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Class B Shares, such holder will be entitled to continue to rely on the Depositary’s electronic registration for five business days after such exchange, following which such holder must seek to obtain its own electronic registration with the Central Bank. Thereafter, any holder of Class B Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Class B Shares, unless such holder obtains his own electronic registration. A holder that obtains an electronic registration may be subject to less favorable Brazilian tax treatment than a holder of ADSs. (See “—Taxation—Brazilian Tax Considerations.”)

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

Brazilian Tax Considerations

        The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Class B Shares or ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in Class B Shares or ADSs.

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

        Distributions of Interest on Capital

        Brazilian corporations may make payments to shareholders characterized as interest on the capital of the company as an alternative form of making dividend distributions. The rate of interest may not be higher than TJLP (10% per annum for the three-month period starting April 2004). The total amount distributed as interest on capital may not exceed, for tax purposes, the greater of (i) 50% of net income (after the deduction of the social contribution on profits (a “CSLL”) and before taking such distribution and any deductions for corporate income tax) for the year in respect of which the payment is made or (ii) 50% of the sum of retained earnings and profit reserves for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of our board of directors.

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

        Amounts paid as interest on capital (net of applicable withholding income tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our by-laws and the Brazilian Corporation Law. Distributions of interest on capital in respect of the Class B Shares, including distributions to the Depositary in respect of Class B Shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

        Taxation of Gains

        Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder may be subject to Brazilian income tax. According to Law No. 10,833 of December 2003, the disposition of assets located in Brazil by a non-Brazilian holder, whether to other non-Brazilian holder or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of this rule, considering the general and unclear scope of it and the lack of judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

        As a general rule, gains realized by Brazilian holders on any disposition of Class B Shares are subject to income tax at the following rates:

  20%, if the transaction is carried out on any Brazilian stock exchange or on future commodities exchanges; and

  15% for other transactions.

        Exception is made to the specific cases described below and to gains realized on any disposition of Class B Shares by non-Brazilian holders who are resident in a jurisdiction that under Brazilian law is deemed to be a “tax haven” (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%, or which laws impose restrictions on disclosure of ownership composition or securities ownership), which are subject to income tax at a rate of 25%.

        Gains realized on sales or disposition of Class B Shares carried out on the Brazilian stock exchange by non-Brazilian holders who are not resident in a tax haven jurisdiction are exempt from income taxation, if:

  the proceeds obtained by the disposition are remitted outside Brazil within five business days of the cancellation of the ADSs which were represented by the shares sold; or

  the foreign investment in the Class B Shares is registered under Resolution 2,689 of the National Monetary Council.

        Gain on the disposition of Class B Shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank, translated into Brazilian currency at the commercial market rate on the date of such sale or exchange. (See “—Registered Capital.”) In the event that a non-Brazilian holder of Class B Shares sells its shares in a series of transactions on a Brazilian stock exchange, the amount realized for purposes of determining the gains is the weighted average price received in such sales.

        Gains realized by a non-Brazilian holder upon the redemption of Class B Shares will be treated as gains from the disposition of such Class B Shares occurring off of a stock exchange and accordingly will be subject to tax at a rate of 15% or 25% in case of investors located in a tax haven.

        Any exercise of preemptive rights relating to the Class B Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the Class B Shares will be subject to the same tax treatment applicable to disposition of Class B Shares.

        The deposit of Class B Shares in exchange for the ADSs may be subject to Brazilian income tax if the amount previously registered with the Central Bank as a foreign investment in Class B Shares is lower than (i) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of the deposit; or (ii) if no Class B Shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Class B Shares were sold during the fifteen preceding trading sessions. In this case, the difference between the amount previously registered and the average price of the Class B Shares, calculated as set forth above, shall be considered a capital gain subject to income tax at a rate of 15% or 25% in the case of investors located in a tax haven (unless the Class B Shares were held by an investor not resident in a tax haven and which foreign investment in the Class B Shares is registered under Resolution 2,689, in which case the exchange would be tax-free).

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

        A tax on foreign exchange transactions (the “IOF/Exchange Tax”) may be imposed on a variety of foreign transactions, including the conversion of Brazilian currency into foreign currency (i.e., for purposes of paying dividends and interest) or vice-versa. The IOF/Exchange Tax rate on such conversions is currently 0% with some specific exceptions, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

        IOF may also be levied on transactions involving bonds and securities (“IOF/Bonds Tax”), including those carried out on Brazilian stock, futures or commodities exchanges. The rate of the IOF/ Bonds Tax with respect to Class B Shares and ADSs is currently 0%. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% per day, but only in respect to future transactions.

        In addition to the IOF taxes mentioned above, any transaction carried out by a holder of Class B Shares and/or ADSs that results in the transfer of Brazilian currency from an account maintained by such holder (or its custodian) with the Brazilian financial institution may be subject to the temporary contribution on financial transactions (the “CPMF Tax”), at a rate of 0.38%. For instance, the CPMF Tax is imposed, on the amount in Brazilian currency to be remitted abroad, when distributions made by the Company in respect of ADSs and Class B Shares are converted into U.S. dollars and remitted abroad by the Custodian and when a non-Brazilian holder of Class B Shares remits abroad the proceeds earned from disposition of such shares in Brazil by means of a currency exchange transaction. The CPMF Tax will be in effect until December 31, 2004. The Brazilian congress is currently discussing the rate and the extension of the CPMF Tax. Currently, stock exchange transactions are exempt from the CPMF Tax. Liability for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. The President of Brazil has proposed a bill to the Brazilian congress which, if approved, will convert the CPMF tax into a permanent tax.

        Investors registered under Resolution No. 2,689 are not subject to the CPMF Tax on transactions carried out inside Brazil and, on the other hand, non-registered investors will be subject to the CPMF Tax on transactions carried out in Brazil.

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

        In this discussion, references to a “U.S. holder” are to a holder of a Class B Share or an ADS (1) that is a citizen or resident of the United States of America, (2) that is a corporation organized under the laws of the United States of America or any state thereof, or (3) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the Class B Share or ADS.

        For purposes of the U.S. Internal Revenue Code of 1986, as amended, which we call the “Code,” holders of ADSs will generally be treated as owners of the Class B Shares represented by such ADSs.

        Taxation of Distributions

        A U.S. holder will recognize dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by us as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian (or by the U.S. holder in the case of a holder of Class B Shares). The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian (or by a U.S. holder in the case of a holder of Class B Shares). If the custodian (or U.S. holder in the case of a holder of Class B Shares) does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

        Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for the 2004 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

        Distributions out of earnings and profits with respect to the Class B Shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the Class B Shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

        Distributions of additional shares to holders with respect to their Class B Shares or ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

        Holders of Class B Shares or ADSs that are foreign corporations or nonresident alien individuals, which we call “non-U.S. holders,” generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to Class B Shares or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

        Taxation of Capital Gains

        Upon the sale or other disposition of a Class B Share or ADS, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the Class B Share or ADS and the U.S. holder’s tax basis in the Class B Share or ADS. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the Class B Share or ADS has been held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15 percent. The net long-term capital gain recognized by an individual holder before May 6, 2003 or after December 31, 2008 generally is subject to taxation at a maximum rate of 20%. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of Class B Shares or ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

        A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of a Class B Share or ADS unless (1) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (2) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

        Backup Withholding and Information Reporting

        Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or Class B Shares to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

        A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

DIVIDENDS AND PAYING AGENTS

        Entitlement to dividends arises on the date of acquisition of our shares or ADS. For a description of restrictions related to payments of dividends to foreign investors, see “Item 10. Additional Information—Memorandum and Articles of Incorporation—Regulation of and Restrictions on Foreign Investors” and “Item 10. Additional Information—Exchange Controls.” The depositary bank will distribute dividends and other distributions to the holders of our ADSs.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange rate risk exists to the extent our costs are denominated in currencies other than those in which it earns revenues. Similarly, we are subject to market risk deriving from changes in interest rates which may affect the cost of our financing. We enter into derivative financial instruments for purposes other than trading, in order to manage and reduce our exposures to market risk resulting from fluctuations in interest rates and foreign currency exchange rates.

        Beginning in 2003, we entered into cross-currency interest rate swaps to mitigate risk caused by fluctuating currency and interest rates and to protect our foreign currency exposure. As of December 31, 2003, we had cross-currency interest rate swap contracts totaling U.S.$150.0 million to exchange the U.S. dollar exposure for the weighted average of 75.2% of CDI.

Exchange Rate Risk

        At December 31, 2003, we had approximately R$617.6 million of outstanding indebtedness denominated in U.S. dollars, approximately R$40.8 million of indebtedness denominated in Japanese yens and approximately R$215.7 million of indebtedness indexed to a basket of foreign currencies comprised by U.S dollars, Euros, Suisse francs and Japanese yens. In addition, our purchases of energy from Itaipu are denominated in U.S. dollars, and the Cien agreements are partially indexed to U.S. dollars (for a more detailed description of these agreements and of the status of our relationship with Cien, see “Item 4. Information on the Company Business Generation and Purchases of Energy — Cien”). We do not have revenues denominated in any of the above foreign currencies and, due to applicable regulations that require us to keep excess cash on deposit in real-denominated deposits with Brazilian banks, we do not have monetary assets denominated in such currencies. The potential loss to us that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately R$58.8 million (excluding the amounts under our long-term energy contract with Araucária, because the contract is in dispute and based on the opinion of our legal counsel, we consider the contract null and void, and the Eurobond debt, we entered into cross-currency interest rate swaps to cover its exchange variations), primarily due to the increase in our real-denominated financial statements in the principal amount of the foreign currency indebtedness described above (which increase would be reflected as an expense in our income statement). A hypothetical and instantaneous change of 10% in foreign currency exchange rates would result in an additional annual cash outflow of approximately R$ 33.8 million (also excluding the amounts under our long-term energy contract with Araucária, for the reasons stated above), reflecting the increased cost in reais of servicing foreign-currency indebtedness and purchasing energy from Itaipu and Ande. The above sensitivity analyses assume a simultaneous unfavorable 10% fluctuation in each of the exchange rates affecting the foreign currencies in which the foreign-currency indebtedness described above, the related interest expense and the expenses relating to purchase of energy described above are denominated.

Interest Rate Risk

        At December 31, 2003, we had outstanding approximately R$1,959.6 million in loans and financing, of which approximately R$568.8 million bore interest at fixed interest rates and approximately R$1,390.8 million bore interest at floating rates of interest (primarily the TJLP, CDI, IGP-M and Libor). Pursuant to applicable regulations, we invest excess cash primarily in short-term instruments. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held at December 31, 2003, would result in a net additional cash outflow of approximately R$ 10.9 million. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (i.e. U.S. dollars; currencies in the currency basket). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

Item 12. Description of Securities Other than Equity Securities

        Not applicable

Item 13. Defaults, Dividend Arrearages and Delinquencies

        Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15. Controls and Procedures

        We have carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

        There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

        Our Board of Directors has not yet identified an audit committee financial expert. The Board of Directors does not have an audit committee, and accordingly the full Board is the audit committee for purposes of the Sarbanes-Oxley Act of 2002. While certain members of the Board of Directors have varying degrees of financial and accounting experience, the Board has not concluded that any of its members is an audit committee financial expert within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

Item 16B. Code of Ethics

        In November 2003, we adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. We have posted copies of this code of ethics on our Internet website at the following address: www.copel.com. Copies of our code of ethics may also be obtained without charge by writing to us at the address set forth on the front cover of this Form 20-F. We have not granted any implicit or explicit waivers from any provision of our code of ethics to the officers described above since adoption of the code.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

        Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered pubic accounting firm for the fiscal years ended December 31, 2002 and reviewed the first and second quarter of 2003. PricewaterhouseCoopers Auditores Independentes acted as our independent registered public accounting firm for the fiscal year ended December 31, 2003 and reviewed the third quarter of 2003.

        The chart below sets forth the total amount billed to us by Deloitte Touche Tohmatsu Auditores Independentes for services performed in 2002, and by Deloitte Touche Tohmatsu Auditores Independentes and PricewaterhouseCoopers Auditores Independentes for services performed in 2003 and 2002, and breaks down these amounts by category of service in reais:

	Year Ended December 31,
	2003	2002

	(millions of reais)
Audit Fees	0.4	1.1
Audit-Related Fees	0.2	-
Tax Fees	0.1	0.1
All Other Fees	-	-
Total	0.7	1.2

        Audit Fees

        Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements.

        Audit-Related Fees

        Audit-related fees in 2003 and 2002 were comprised of assurance and related services that are related to the performance of the audit or review of the financial statements of equity investees.

        Tax Fees

        Tax fees in 2003 and 2002 were related to services for tax compliance and tax advice.

Audit Committee Pre-Approval Policies and Procedures

        Our Board of Directors currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. In accordance with Brazilian law and our corporate by-laws, the Board of Directors has adopted a policy requiring management to obtain the Board’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Our Board of Directors will approve the engagement of external auditors after it has conducted research and received sufficient assurance of the independence of such auditors.

Item 17. Not applicable

Item 18. Financial Statements

        Reference is made to pages F-1 through F-94.

Item 19. Exhibits

1.1	Amended and Restated By-laws of the Company dated as of April 29, 2004 (English translation).

2.1	Deposit Agreement dated as of July 29, 1997 (incorporated by reference to our Registration Statement on Form F-6 filed with the SEC on March 23, 2000 (File No. 333-11692)).

4.1

Deed of Amendment to the Adjustment Agreement of August 4, 1994 between the State of Paraná and Companhia Paranaense de Energia – COPEL (Terceiro Termo Aditivo ao Termo de Ajuste celebrado em 4 de agosto de 1994) (incorporated by reference to our Annual Report on Form 20-F filed with the SEC on June 29, 2001 (File No. 001-14668))

12.1	Certification of Chief Executive Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of Chief Financial Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer and Chief Financial Officer of Copel, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

INDEX OF DEFINED TERMS

Adjusted Net Profit	75	CSLL	87
ADRs	ii	Custodian	85
ADSs	ii	CVM	ii
American Depositary Shares	ii	Deposit Agreement	78
ANATEL	30	Depositary	78
ANEEL	ii	dollars	ii
Annex V Regulations	85	Dona Francisca	23
Araucária	8	ELEJOR	21
base interest rate	5	Eletrobrás	21
BNDES	21	Eletrosul	26
BNDESPAR	65	ENERCAN	21
BOVESPA	77	Energy Agreements	10
BRASPOWER	32	ESCO	32
Brazilian Corporation Law	ii	FIC	91
Brazilian GAAP	ii	Floating Market	3
Capacity Agreements	10	FPHC	91
CBLC	69	Free Consumers	33
CCC Account	44	Fundação COPEL	68
CCEAR	40	Furnas	26
CCEE	37	Group A Customers	28
CDE Account	45	Group B Customers	28
CDI	63	GW	ii
Central Bank	3	GWh	ii
CETIP	48	IBGE	48
CGE	38	ICC	24
Cien	8	ICMS Tax	55
Cien Agreements	25	IDB	23
Class A Shares	ii	IGP-DI	6
Class B Shares	ii	Initial Supply Contracts	11
CMN	62	Interconnected Power System	19
CNPE	36	IOF/Bonds Tax	90
Code	91	IOF/Exchange Tax	89
COFINS	73	IPP	33
Commercial Market	3	Itaipu	18
Common Shares	ii	IUEE	73
Compagas	24	kV	ii
Company	ii	kW	ii
Concessions Law	38	kWh	ii
Consolidated Financial Statements	ii	Latibex	78
Copel	ii	Low Income Residential Customers	29
Copel Agreement	42	Main Transmission Grid	25
Copel Distribuição	11	Mandatory Dividend	74
Copel Geração	11	MME	15
Copel-Agra	32	MRE	45
Copel-Amec	32	MW	ii
CPA	24	MWh	ii
CPMF Tax	90	New Industry Model Law	10
CRC Account	45	non-Brazilian holder	80
CRC Account Agreement	50	non-U.S. holders	92
Cruzado Period	72	Notes	62
ONDA	31	Securities Act	13
ONS	37	SELIC	5
Option Agreement	70	Sercomtel	31
Petrobras	22	Sercomtel Celular	31
PFIC	91	Sercomtel Telecomunicações	31
PIS-PASEP	73	Shareholders’ Agreement	65
Pool	11	tax haven	88
Power Concessions Law	38	the Company	99
PPA	21	Transfer Agent	84
PPT	43	TUSD	42
Proinfa Program	40	TUST	42
R$	ii	U.S. dollars	ii
reais	ii	U.S. GAAP	ii
real	ii	U.S. holder	91
Registered Capital	90	U.S.$	ii
Resolution 2,689	84	UBP	44
RGR Fund	44	us	ii
Sanepar	31	we	ii
São Paulo Stock Exchange	77

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

        Free Consumers: (i) Existing customers with demand of at least 10 MW and supplied at voltage level equal to or greater than 69 kV; (ii) new customers with demand of at least 3 MW at any voltage; (iii) groups of customers subject to agreement with the local distribution concessionaire; (iv) customers who do not receive supply for more than 180 days from a local distribution concessionaire; and (v) certain others.

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

        IPP: Independent Power Producer, a legal entity or consortium holding a concession or authorization for power generation for sale for its own account to public utility concessionaires or Free Consumers.

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

        Megavolt Ampere (MVA): One thousand volt amperes.

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

        South Region: The states of Paraná, Rio Grande do Sul and Santa Catarina.

        Southeast Region: The states of Sao Paulo, Rio de Janeiro, Minas Gerais and Espirito Santo.

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

COMPANHIA PARANAENSE DE ENERGIA - COPEL

By:	/s/ Paulo Cruz Pimentel

	Name:	Paulo Cruz Pimentel
	Title:	Chief Executive Officer

By:	/s/ Ronald Thadeu Ravedutti

	Name:	Ronald Thadeu Ravedutti
	Title:	Chief Financial Officer

Date: June 30, 2004

Companhia Paranaense
de Energia - COPEL
 Consolidated Financial Statements as of
December 31, 2003 and 2002 and for the
Three Years Ended December 31, 2003
and Report of Independent Registered Public
Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Companhia Paranaense de Energia - COPEL

We have audited the accompanying consolidated balance sheet of Companhia Paranaense de Energia - COPEL (the "Company") and its subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders' equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Paranaense de Energia - COPEL and its subsidiaries as of December 31, 2003, and the results of their operations, the changes in its shareholders' equity and the changes in their financial position for the year then ended in conformity with accounting practices adopted in Brazil.

Our audit was performed for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, prepared in conformity with accounting practices adopted in Brazil. The statement of cash flows which provides supplemental information about the Company and its subsidiaries is not a required component of the financial statements. We also applied the audit procedures described in the second paragraph to the statement of cash flows for the year ended December 31, 2003 and, in our opinion, it is fairly stated in all material respects in relation to the financial statements taken as a whole.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

PricewaterhouseCoopers	Curitiba, Brazil
Auditores Independentes	March 24, 2004 except as to Note 31 (e) which is dated as of June 15, 2004 and as to Note 33 which is dated as of June 25, 2004

Companhia Paranaense de Energia - COPEL

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Companhia Paranaense de Energia - COPEL

We have audited the accompanying consolidated balance sheet of COMPANHIA PARANAENSE DE ENERGIA - COPEL (a Brazilian corporation) as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position for each of the two years in the period ended December 31, 2002 (all expressed in Brazilian reais). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Paranaense de Energia – COPEL as of December 31, 2002, and the results of its operations, the changes in its shareholders’ equity and the changes in its financial position for each of the two years in the period ended December 31, 2002 in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

As mentioned in note 21.c (ii) and (iii) to the consolidated financial statements, the Company suspended the payments of several contracts to renegotiate the terms and conditions set forth in those agreements. In April 2003, UEG Araucária commenced arbitration proceedings against the Company demanding, pursuant to the contractual provision concerning termination, that the Company purchases the plant. Companhia de Interconexão Energética – CIEN, another of the suppliers affected, is renegotiating its contracts with the Company in order to revise the terms of the purchases of energy.

DELOITTE TOUCHE TOHMATSU

Curitiba, Brazil

June 27, 2003

Companhia Paranaense de Energia - COPEL

Consolidated Balance Sheets
Expressed in thousands of Brazilian reais

	December 31

Assets	2003	2002

Current assets
Cash and cash equivalents	348,881	199,919
Accounts receivable, net	651,828	530,761
Dividends receivable	9,950	3,031
Materials and supplies	27,189	20,686
Recoverable rate deficit (CRC)	123,885	43,305
Deferred regulatory asset	59,463	46,030
Deferred income and social contribution taxes	9,118	6,869
Recoverable taxes	67,773	152,984
Other assets, net	93,054	27,674

	1,391,141	1,031,259

Non-current assets
Accounts receivable	72,274	34,752
Related parties	61,263	36,624
Recoverable taxes	139,135	145,827
Deferred income and social contribution taxes	514,121	415,230
Judicial deposits	112,385	95,559
Recoverable rate deficit (CRC)	912,441	866,077
Deferred regulatory asset	178,390	38,102
Other assets	72,612	52,006

	2,062,621	1,684,177

Investments	455,702	497,579

Property, plant and equipment, net	5,313,109	5,334,162

Total assets	9,222,573	8,547,177

Companhia Paranaense de Energia - COPEL

Consolidated Balance Sheets
Expressed in thousands of Brazilian reais	(continued)

	December 31

Liabilities and shareholders' equity	2003	2002

Current liabilities
Suppliers	400,984	248,882
Loans and financing	108,499	142,978
Debentures	157,859	55,161
Income and social contribution taxes payable	32,021
Deferred income and social contribution taxes	14,190	15,650
Taxes on sales and others	273,826	144,968
Interest on equity	43,219	643
Accrued payroll costs	71,757	45,129
Pension and health-care plans	92,173	67,445
Regulatory charges	50,106	39,279
Other accrued liabilities	24,509	34,614

	1,269,143	794,749

Long-term liabilities
Suppliers	272,889	6,326
Loans and financing	1,186,492	1,442,471
Debentures	506,761	573,683
Unrealized losses from cross-currency interest rate swaps	33,724
Deferred income and social contribution taxes	82,316	12,955
Pension and health-care plans	603,126	595,905
Provision for contingencies	408,304	392,041
Regulatory charges	1,588	2,973

	3,095,200	3,026,354

Shareholders' equity
Capital stock	2,900,000	2,900,000
Capital reserves	817,293	817,288
Revenue reserves	1,140,937	1,008,786

	4,858,230	4,726,074

Total liabilities and shareholders' equity	9,222,573	8,547,177

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Operations
Expressed in thousands of Brazilian reais, except per share amount	(continued)

	Year ended December 31

	2003	2002	2001

Operating revenues
Electricity sales to final customers	3,736,473	3,328,512	2,740,485
Electricity sales to distributors	334,157	193,622	179,844
Use of main transmission grid	112,118	147,875	52,103
Other revenues	96,694	92,314	105,679
Value-added taxes on sales and charges	(1,288,620)	(1,093,772)	(816,209)

Net operating revenues	2,990,822	2,668,551	2,261,902

Operating expenses
Electricity purchased for resale	(1,090,392)	(799,287)	(350,266)
Use of main transmission grid	(237,603)	(163,388)	(114,864)
Depreciation and amortization	(292,342)	(282,390)	(284,466)
Personnel expenses	(400,303)	(362,368)	(375,659)
Regulatory charges	(218,780)	(172,954)	(165,909)
Third party services	(169,317)	(185,796)	(137,747)
Materials and supplies	(251,406)	(160,475)	(45,642)
Pension and other benefits	(126,317)	(88,420)	(34,491)
Other expenses, net	(128,965)	(138,029)	(78,212)

Total operating expenses	(2,915,425)	(2,353,107)	(1,587,256)

Operating income	75,397	315,444	674,646

Equity in results of investees	31,730	(34,174)	26,722
Other expenses
Financial income (expenses), net	166,868	(414,633)	(73,730)
Non-operating expenses, net	(20,530)	(22,411)	(5,805)

Total other expenses	146,338	(437,044)	(79,535)

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Operations
Expressed in thousands of Brazilian reais, except per share amount	(continued)

	Year ended December 31

	2003	2002	2001

Income (loss) before income taxes and extraordinary item	253,465	(155,774)	621,833
Income tax and social contribution tax	(82,328)	41,167	(146,523)

Income (loss) before extraordinary item	171,137	(114,607)	475,310

Net income (loss) per thousand shares before
extraordinary item	0.6254	(0.4188)	1.7369

Extraordinary item, net of tax effects (Note 9)		(205,412)
Net income (loss) for the year	171,137	(320,019)	475,310

Net income (loss) per thousand shares at
year-end, in Brazilian reais	0.6254	(1.1694)	1.7369

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Statements of Changes in Shareholders' Equity
Expressed in thousands of Brazilian reais

	Capital	Capital	Income	Retained
	stock	reserves	reserves	earnings	Total

At December 31, 2000	1,620,247	1,546,446	1,731,461		4,898,154
Health-care benefits obligation (Note 22)				(159,949)	(159,949)
Tax incentive		1,882			1,882
Net income for the year				475,310	475,310
Appropriation of net income
Legal reserve			23,766	(23,766)
Interest on equity				(170,000)	(170,000)
Income reserve			121,595	(121,595)

At December 31, 2001	1,620,247	1,548,328	1,876,822		5,045,397

Capital increase	1,279,753	(731,736)	(548,017)
Donations and investment grants		696			696
Net loss for the year				(320,019)	(320,019)
Absorption of loss with income reserves			(320,019)	320,019

At December 31, 2002	2,900,000	817,288	1,008,786		4,726,074

Prior year adjustment				3,598	3,598
Donations and investment grants		5			5
Net income for the year				171,137	171,137
Appropriation of net income
Legal reserve			8,557	(8,557)
Interest on equity				(42,584)	(42,584)
Income reserve			123,594	(123,594)

At December 31, 2003	2,900,000	817,293	1,140,937		4,858,230

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Changes in Financial Position
Expressed in thousands of Brazilian reais

	Year ended December 31

	2003	2002	2001
Sources of funds
Funds from operations
Net income (loss) for the year	171,137	(320,019)	475,310
Expenses (income) not affecting working capital
Depreciation and amortization	292,342	282,390	284,466
Long-term monetary and foreign currency exchange variations, net	(227,450)	262,797	46,621
Equity in results of investees	(31,730)	34,174	(26,722)
Loss on disposal of property, plant and equipment and other	14,534	30,040	36,355
Write-off of deferred tariff costs - Parcel "A" - extraordinary item
(Note 9)		302,967
Long-term liabilities provision	464,939	152,574	76,373
Deferred income and social contribution taxes	(52,559)	(111,112)	(71,245)
Provision for losses on tax incentives	39,590
Gain on sale of interest in equity investees	(24,903)		(5,160)

	645,900	633,811	815,998
Funds from third-parties
Long-term loans and financing			64,171
Debentures		500,000
Customers' contribution - special obligations	44,109	33,997	31,715
Sale of interest in equity investees	88,309		22,830
Interest on equity and dividends receivable	11,246	7,323	7,875
Donations and investment grants received	5	696
Transfer from long-term to current assets	163,566	72,538	23,487
Other long-term liabilities	889		7,113

	308,124	614,554	157,191

Total sources	954,024	1,248,365	973,189

Application of funds
In non-current assets
Property, plant and equipment	322,307	303,642	339,315
Investments	42,094	95,798	105,715
Deferred regulatory asset	114,404	54,386	212,077
Deferred regulatory asset - reclassified from current assets	78,846	90,890
Judicial deposits and other	39,121	67,326	7,936
Accounts receivable	44,848	30,325	25,598
Loans to equity investee affiliate	24,000		24,765
Deferred income and social contributions taxes and tax recoverable	17,677	133,242	12,585
Interest on equity	42,584		170,000
Transfers from long-term to current liabilities
Suppliers	6,516	32,002
Long-term loans and financing	94,672	103,256	128,199
Debentures	100,000
Taxes and other payables	2,973	808	11,258
Pension plan	133,484	123,448	18,988
Provision for contingencies, net of judicial deposits	5,010	345	1,366
Advanced billings of electric power and other		43	11,187

Total applications	1,068,536	1,035,511	1,068,989

Increase (decrease) in working capital	(114,512)	212,854	(95,800)

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Changes in Financial Position
Expressed in thousands of Brazilian reais	(continued)

	Year ended December 31

	2003	2002	2001

Represented by
Current assets
Beginning of the year	1,031,259	964,302	773,353
End of the year	1,391,141	1,031,259	964,302

Increase in current assets	359,882	66,957	190,949

Current liabilities
Beginning of the year	794,749	940,646	653,897
End of the year	1,269,143	794,749	940,646

Decrease (increase) in current liabilities	(474,394)	145,897	(286,749)

Total increase (decrease) in working capital	(114,512)	212,854	(95,800)

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

1 The Company and its Operations

Companhia Paranaense de Energia - COPEL ("COPEL" or the "Company") is a mixed-capital corporation (sociedade de economia mista), organized under the laws of the Federative Republic of Brazil and controlled by the Paraná State Government.

The Company is engaged, through its subsidiaries, in the research, study, planning, building, and exploitation, production, transformation, transportation, distribution, and sale of energy, in any of its forms, in particular electricity. These activities are regulated by the National Agency of Electric Energy (ANEEL), which reports to the Brazilian Ministry of Mines and Energy. Additionally, COPEL is authorized to be a member, together with private companies, of consortiums or companies with the objective of engaging in operations in the energy and telecommunications areas, in conformity with applicable legislation.

As a Brazilian publicly held company, COPEL is registered with Comissão de Valores Mobiliários - CVM (the "CVM"), the Brazilian Securities Commission, and its shares are traded on the Brazilian stock exchanges.

The Company is also registered with the US Securities and Exchange Commission - SEC and its shares are listed on the New York Stock Exchange ("NYSE"), through an American Depositary Shares (ADS) program.

On March 20, 2001, the Extraordinary Shareholders' Meeting approved the incorporation of wholly owned subsidiaries described below and the corporate restructuring, transfer of concessions and transfer of assets to subsidiaries were authorized by ANEEL Resolution 258 of July 3, 2001, which also authorized the start-up on July 1, 2001.

Therefore, the following five wholly owned subsidiaries of COPEL are as follows:

(i)

COPEL Geração S.A. - which is intended to exploit the energy generation service; and has 18 power plants in operation, 17 hydroelectric and one thermoelectric plant, with a combined installed capacity of 4,549.6MW. COPEL Geração S.A. received from ANEEL the following concessions, renewable pursuant to current legislation:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Power generation plants

		Installed	Date
		capacity	concession	Year of
Power plant	River	(MW) (*)	was issued	expiration

Hydroelectric plants

Gov. Bento Munhoz da Rocha Neto (Foz do Areia)	Iguaçu	1,676.00	May 25, 73	2023
Gov. Ney Aminthas de Barros Braga (Segredo)	Iguaçu	1,260.00	Nov 16, 79	2009
Salto Caxias	Iguaçu	1,240.00	May 02, 80	2010
Governador Parigot de Souza	Capivari	260.00	Nov 05, 71	2015
Guaricana	Arraial	36.00	Aug 16, 76	2006
Chaminé	São João	18.00	Aug 16, 76	2006
Apucaraninha	Apucaraninha	10.00	Oct 14, 75	2025
Mourão I	Mourão	8.20	Jan 27, 64	2015
Derivação do Rio Jordão	Jordão	6.50	Nov 14, 79	2009
Marumbi	Ipiranga	4.80	(**)	(**)
São Jorge	Pitangui/Tibagi	2.30	Dec 05, 74	2024
Chopim I	Chopim	1.98	Mar 25, 64	2015
Rio dos Patos	Rio dos Patos/Ivaí	1.72	Feb 15, 84	2014
Cavernoso	Cavernoso/Iguaçu	1.30	Jan 08, 81	2011
Salto do Vau	Palmital	0.94	(***)	(***)
Pitangui	Pitangui	0.87	(***)	(***)
Melissa	Melissa	1.00	(***)	(***)

Thermoelectric plant
Figueira		20.00	Mar 27, 69	2019

(*) Unaudited.
(**) For approval by ANEEL.
(***) Power plants with capacity lower than 1 MW are only registered with ANEEL.

(ii)

COPEL Transmissão S.A. - which is principally engaged in the transmission and transformation of electric energy, in addition to operating part of the south-interconnected power system to the National Electric System Operator - ONS. As of December 31, 2003, COPEL Transmissão S.A. has transmission concessions through 2015 and has 124 substations, operating at voltages equal to or higher than 69 kV, and 6,977 km of transmission lines.

(iii)

COPEL Distribuição S.A. - which is engaged in the distribution and sale of electricity, fuels and energetic raw materials; it distributes electricity in 392 of the 399 municipalities of the State of Paraná, serving 98 percent of the customers in the State of Paraná, as well as the municipality of Porto União, in the State of Santa Catarina. The Company has distribution concessions until 2015. Additionally, it serves independent customers in the State of São Paulo.

(iv)

COPEL Telecomunicações S.A. - which is engaged in providing telecommunications services and communications services in general. COPEL Telecomunicações S.A. has network and specialized circuit services under permission through 2008, renewable for an additional 10 - year period. The Company provides telecommunication services since 1998. In 2003, net operating revenues of Copel Telecomunicações S.A. represented 1.7% of consolidated net operating revenues.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(v)	COPEL Participações S.A. - which is engaged in holding ownership interests in other companies or consortiums.

2 Basis for Presentation

(a) Presentation of financial statements and requirements of Brazilian legislation

The financial statements have been prepared in accordance with accounting practices adopted in Brazil ("Brazilian GAAP") which are based on the Brazilian Corporation Law (Law No. 6404/76, as amended), in compliance with the standards and procedures determined by CVM, the accounting standards issued by the Instituto dos Auditores Independentes do Brasil - IBRACON (the Brazilian Institute of Independent Auditors) and also in compliance with the standards and procedures of ANEEL included in the "Accounting Manual for the Electric Energy Public Service".

Certain amounts in the comparative financial statements for the year ended December 31, 2002 and the notes thereto have been reclassified to be consistent with the current year presentation.

The accompanying financial statements are a translation and adaptation from those originally issued in Brazil, based on the Brazilian GAAP. Certain reclassifications and changes in terminology have been made and these notes have been expanded, in order to conform more closely to reporting practices prevailing pursuant to accounting principles generally accepted in the United States of America ("US GAAP").

3 Consolidated Financial Statements

The consolidated financial statements are presented in accordance with CVM Instruction 247/1996 and include the accounts of the wholly-owned subsidiaries COPEL Geração S.A., COPEL Transmissão S.A., COPEL Distribuição S.A., COPEL Telecomunicações S.A. and COPEL Participações S.A.

In the consolidated financial statements, the Company's investments in the subsidiaries' shareholders' equity, intercompany balances and transactions have been eliminated.

As authorized by CVM Circular 002/2004, the subsidiary Companhia Paranaense de Gás - Compagas was not included in the Company's consolidated financial statements, as its does not have a significant impact on the Company's consolidated financial position.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

As of December 31, 2003 and 2002, Compagas presented the balances below:

	December 31

	2003	2002

Current assets	34,465	22,908
Non-current assets	197,201	3,111
Permanent assets	105,051	96,808

Total assets	336,717	122,827

Current liabilities	40,494	27,353
Long-term liabilities	237,095	58,872
Shareholders’ equity	59,128	36,602

Total liabilities and shareholders’ equity	336,717	122,827

Compagas presented the following results for 2003, 2002 and 2001:

	Year ended December 31

	2003	2002	2001

Net operating revenues	256,809	90,211	49,628
Cost of sales	(205,875)	(77,304)	(45,829)
Operating expenses, net	(8,449)	(9,067)	(7,681)
Non-operating expenses		(344)	(30)
Income tax benefit (expense)	(13,081)	(1,041)	2,639

Net income (loss)	29,404	2,455	(1,273)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

4 Summary of Significant Accounting Policies

The Company's accounting policies comply with Brazilian GAAP which include the accounting principles specifically applicable to electric utility companies as required by ANEEL. Certain accounting policies under Brazilian GAAP may not conform with US GAAP. See Note 33 for further discussions of the differences and the reconciliation of shareholders' equity and net income to US GAAP.

(a) Regulated accounting policies

a(i) Property, plant and equipment

Property, plant and equipment are stated at acquisition or construction cost, monetarily restated up to December 31, 1995 in accordance with Brazilian GAAP.

Depreciation is computed on the straight-line method. The annual rates of depreciation are calculated based on ANEEL Instruction No. 44 of March 17, 1999 and are presented in Note 14.

a(ii) Construction work in progress

According to the Accounting Manual for Electric Energy Public Service, interest, other financial charges (foreign exchange and monetary variations), related to financings obtained from third parties, effectively applied in construction in progress, are recorded in this caption as part of cost.

Remuneration on construction work in progress related to projects not completed by the periods established and approved by ANEEL will be suspended as of the date estimated for the project's conclusion. The related financial charges and inflationary effects will not be allowed to be added to the recoverable cost of such projects after that date.

General administrative expenses are allocated to property, plant and equipment and other construction in progress. The allocation of direct costs with personnel and outside services is permitted based on properly established criteria.

Interest capitalized on construction work in progress totaled R$ 20,127 and R$ 4,614 in 2003 and 2001, respectively. No interest costs were capitalized in 2002.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(iii) Special obligations

A liability is recorded for contributions received from customers exclusively for investment in the electric energy distribution network. This liability exists to reserve for settlement of these contributions with ANEEL upon conclusion of the operating concession granted to the Company and all concessionaire assets, including those purchased with these contributions received from customers. Revocation of the Company's concession is dependent upon future actions by ANEEL. No such actions are anticipated at this time.

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The shortfall experienced by most concessionaire companies between the guaranteed return and the actual realized rate of return was accounted for by an increase in each company's recoverable rate deficit (CRC account), equal to such shortfall. This account was recorded, until 1992, in a memorandum account, not as an asset in the balance sheet.

Law No. 8,631 of March 4, 1993, modified by Law No. 8,724, of October 28, 1993, and related regulations, introduced significant changes to the regulatory structure governing electricity rates in Brazil, as follows:

(a)

The CRC account was abolished and concessionaires with positive CRC account balances were permitted to offset such balances against any liabilities such concessionaires had to the other concessionaires, to Federal financial institutions and to the Federal Government. Additionally, the Company was permitted to transfer CRC account balances to the State of Paraná.

(b)

Under the new system, the guaranteed return concept was abolished. Rather, under the new system, each concessionaire is required to propose a rate structure, based on its particular circumstances, for approval by the Federal regulatory authorities. Each concessionaire is required to submit a rate proposal to the ANEEL for the period and for each subsequent three-year period, based on the individual company's cost structure.

The proposed rate is to be calculated taking into account the concessionaire's desired level of remuneration as well as the following costs: operating expenditures, including personnel, materials and third party service costs; costs of Itaipu electricity and electricity purchased from other concessionaire companies; depreciation and amortization charges, Global Reversal Reserve (Reserva Global de Reversão, or RGR) fund contributions and other regulatory charges and taxes other than income taxes.

On June 30, 1994, the Federal Government enacted certain provisional regulations in connection with its economic stabilization plan. These regulations, among other measures, suspended the rate-setting process established by Law No. 8,631, and provided that rates are to be fixed on an annual basis commencing July 1, 1995.

Under an agreement dated August 4, 1994, the remaining balance of the CRC account was negotiated with the Paraná State Government to be reimbursed in 240 monthly installments updated based on the IGP-DI (General market price - internal availability) and interest of 6.65% annually. On October 1, 1997, the balance of R$ 506,692 was renegotiated extending the term to 330 equal monthly installments, which include interest and principal amortization. The last monthly installment will be due on March 30, 2025. The remaining clauses of the original contract, including interest rates, were maintained. Interest earned is recorded as interest and commissions in the income statement.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

On March 19, 2003, the State Government of Paraná filed with the Ministry of Finance a request to "federalize" the CRC receivables of COPEL. This request was sent to the National Treasury Secretariat for assessment.

a(vi) Regulation and deferred regulatory asset

In December 2001, electricity concessionaires including the Company reached an industry-wide agreement (the "agreement") with the Federal Government that provided that "Parcel A" costs are costs that each distribution company is permitted to defer and pass through to its customers by a future rate adjustment. Parcel A costs are limited by the concession contracts to the cost of purchased power and certain other costs and taxes. ANEEL had granted rate increases to recover a portion of previously deferred Parcel A costs. However, due to uncertainty surrounding the Brazilian economy, ANEEL had delayed approval of some Parcel A rate increases. The agreement provided a tracking account mechanism, previously created through Executive Order No. 2227 of September 4, 2001 to record the variation in the Parcel A costs for rate adjustment calculation purposes. Parcel A costs incurred previous to January 1, 2001 are not recoverable though the tracking account. As a result, the Company has not recognized any regulatory asset for Parcel A costs incurred prior to 2001.

As a result of actions taken by the Federal Government and ANEEL in 2001, the rate-setting structure in Brazil is now designed to provide for recovery of the Company's allowable costs. Accordingly, the Company capitalizes incurred allowable costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost.

The Company is authorized to collect an electric concessionaires tariff, set in Brazil, designed to recover certain costs incurred by the Company. It is divided into two parts, the external costs, named "Parcel A" costs, which are not controlled and/or managed by the Company, and the internal costs, called "Parcel B" costs, primarily consisting of personnel, administrative and maintenance expenses, which the companies are able to control and manage. The electric distribution companies have filed various claims with ANEEL to resolve the economic-financial equilibrium of the concession agreements, which according to them, have resulted from several events principally monthly variations of Parcel A costs (non-controllable costs). In December 2001, the Federal Government and the electric utilities signed an agreement to regain the financial-economic equilibrium of the existing contracts and address additional Parcel A costs for the period from January 1, 2001 to October 25, 2001. The following are the main resolutions, that apply to the Company, approved by Executive Order No. 14 of December 21, 2001, subsequently enacted Law No. 10,438 dated April 26, 2002, that are directly related to the recovery of losses in electricity companies:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(vii) Recovery of parcel "A" costs

The variations of Parcel A costs relating to the period from January 1 to October 25, 2001 will have the same treatment as set forth in Executive Order No. 2227 of September 4, 2001, which established a tracking account to record the variation in the Parcel A costs for rate adjustment calculation purposes from October 26, 2001 and thereafter.

The extraordinary rate adjustment will be in force during the period needed by the concessionaires to recover the regulatory assets, bearing interest equivalent to the "Sistema Especial de Liquidação e Custódia" - SELIC interest rate (Brazilian benchmark interest rate).

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

a(viii) General Agreement for the Electric Energy Sector

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

At the end of 2001, the generating utilities, distributors and the Federal Government reached a General Agreement for the Electric Energy Sector, with the Brazilian National Bank for Economic and Social Development (BNDES) acting as the financing agent. The Agreement was put into effect by ANEEL, which established, through resolutions, the accounting procedures required to reflect the Agreement and several other Federal Government decisions made by the Energy Crisis Management Committee. The Agreement was formalized by Executive Order No. 14 of December 21, 2001, and then converted into Law No. 10,438 on April 26, 2002.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

As required by ANEEL, these financial statements include the results of the electric energy activity in Brazil, issued by the Wholesale Energy Market - MAE.

COPEL Geração signed the General Agreement for the Electric Energy Sector in July 2002. COPEL Distribuição is contesting, at the administrative level, its position as signor of this Agreement. The parties diverge as to the understanding of the rules set forth in the Agreement, and there are pending items at the administrative and judicial levels between the parties (Notes 9 and 21(b)).

(b) General accounting policies

b(i) Cash and cash equivalents

Cash and cash equivalents are stated at cost plus accrued interest. Cash equivalents consist principally of time deposits and certificates of deposits (with original maturity dates of three months or less) denominated in Brazilian reais.

b(ii) Accounts receivable

Accounts receivable includes both amounts billed to customers and accrued revenue relating to unbilled energy supplied to customers as of the balance sheet date.

b(iii) Allowance for doubtful accounts

The allowance for doubtful accounts is recognized in an amount considered sufficient to cover probable losses on the realization of account receivables.

b(iv) Investments

The investments in affiliates are accounted for under the equity method of accounting. Other investments are stated at cost, less valuation reserves when applicable.

b(v) Income and social contribution taxes

Income tax is accrued on taxable results at the applicable income tax (25%) and social contribution tax (9%) rates. Deferred taxes arising from temporary differences and tax losses are accounted for under the liability method.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

b(vi) Pension plans and other payroll accruals

The Company maintains a separate entity ("Fundação COPEL") to administer pension funds and other post-retirement benefit plans for its employees (see Note 22). Compensated absences and bonuses payable to employees were accrued as earned during the vesting periods. As from January 1, 2001, pension funds and other post-retirement benefits started being accounted for on accrual basis, based on costs and obligations computed by independent actuarial in accordance with the rules established by CVM Statement 371/2000.

b(vii) Revenues, costs and expenses

Revenues, costs and expenses are recognized on an accrual basis, i.e., when the goods and services are actually rendered, regardless of when the cash is received or paid.

Revenues from the electricity sales to final customers are recognized when earned. Billings for these sales are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month's billing cycle up to the end of each month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following month. Electricity sales to distributors and to the interconnected power system (initial supply contracts, wholesale energy market and bilateral agreements) are recorded when earned and are billed monthly.

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

b(x) Net income (loss) per share

These amounts are calculated based on the number of shares outstanding at the balance sheet date.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

b(xi) Use of estimates

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the balance sheet date, and the reported amounts of revenues and expenses for the reporting periods. Actual results from these transactions and information could differ from the estimates. The principal estimates related to the financial statements refer to the recording of effects arising from allowance for doubtful accounts, useful lives of property, plant and equipment, provision for contingencies, income tax, pension plan assumptions, transactions involving purchase and sale of energy in the MAE which are recorded on estimated basis and final billing and settlement information are subject to review by participants in the MAE.

b(xii) Derivative financial instruments

Unrealized losses, net related to cross-currency interest rate swap transactions calculated based on contractual rates, are recognized on the accrual basis, and are recorded in long-term liabilities, under Unrealized losses from cross-currency interest rate swaps account, with a contra entry to financial expenses.

b(xiii) Regulated industry

Regulated assets have been recorded for future recovery through tariff increases, to the extent that recovery is considered to be reasonably assured.

5 Cash and Cash Equivalents

		December 31

Financial institution	Interest rates	2003	2002

Cash and banks		50,009	54,215
Cash equivalents	99.0% to 101.7% of CDI (*) (2002 - 99.5% to 100.0 % of CDI)	298,872	145,704

		348,881	199,919

(*) CDI - Certificado de Depósito Interbancário, an interbank variable interest rate.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

6 Accounts Receivable, Net

	December 31

	2003	2002

Customers
Residential	111,408	102,160
Industrial	85,139	69,330
Commercial	52,594	45,620
Rural	10,775	10,417
Public entities	56,496	23,957
Public lightning	14,532	27,350
Public services	7,441	7,186
Unbilled	103,140	91,999
Installment receivables - current portion	69,643	70,176
Installment receivables - non current	36,520	4,427
Emergency capacity charges (a)	17,375	9,415
Low - income customers' tariff (b)	17,758	21,470
Other	46,403	20,145

	629,224	503,652

Distributors
Short-term sale	1,322	1,775
Electricity sales to distributors - MAE (Note 21(b))	25,970	6,308
Generating companies - short term reimbursement (c)	8,007	15,861
Generating companies - long-term reimbursement (c)	35,754	30,325
Initial supply contracts	5,741	3,778
Bilateral agreements	21,986	5,371
Use of transmission plant	14,558	20,536

	113,338	83,954

Telecommunications and other services	29,871	6,026
Services in progress	4,238	9,503
Allowance for doubtful accounts (d)	(52,569)	(37,622)

Accounts receivable, net	724,102	565,513

Accounts receivable, net current assets	651,828	530,761
Accounts receivable, non current assets	72,274	34,752

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

As of December 31, 2003, the accounts receivable past due over 90 days were as follows:

December 31, 2003

Customers
Residential	3,311
Industrial	9,394
Commercial	1,223
Rural	115
Public entities	29,672
Public lightening	3,117
Public services	249
Installments receivables - current portion	705
Emergency capacity charges	5,622
Other	25,057

78,465

Distributors:
Short-term sale	1,322

Use of transmission plant	15

79,802

(a) Emergency capacity charges

Law No. 10,438, of April 26, 2002, established that costs, including operating, tax and administrative costs, related to the purchase of electric energy (kWh), and contracting of electric energy generation capacity (kW) by Comercializadora Brasileira de Energia Emergencial - CBEE, shall be allocated to all the classes of final customers served by the National Interconnected Electricity System, based on their individual consumption, constituting specific tariff surcharge. The current emergency capacity charge is R$ 0.0085 kWh (ANEEL Resolution 496/2003) (2002- R$ 0.0057 kWh, and R$ 0.0049 kWh in the period from May 6, 2002 to June 27, 2002).

Accordingly, the amounts billed and passed on to CBEE, as tariff surcharge in 2003, were R$ 105,906 and R$ 96,158, respectively. The surcharge is passed on to CBEE when received by the Company.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(b) Low-income customers' tariff

The Federal Government, through Law No. 10,438 of April 26, 2002, established the application of the residential low-income customers' tariff, which significantly affected the Company's operating revenue.

The Presidential Decree No. 4,336, of August 15, 2002, authorized Eletrobrás to use the funds from the RGR to compensate the concessionaires for the loss of revenue with the application of the low-income customers' tariff, as a result of the new criteria established by Law No. 10,438, amended by Law No. 10,604, of December 17, 2002.

ANEEL, through Resolution No. 491, of August 30, 2002, disclosed the procedures, conditions and terms for approval of the amounts that were the basis for the financing to be obtained from Eletrobrás.

Beginning in September 2002, the Company started to bill the supply of electric energy by applying the low-income customers' tariff based on the new criteria of low-income customers' classification.

Pursuant to ANEEL Resolution No. 491, the amounts billed not in compliance with the low-income customers' tariff in the period from May to August 2002, recorded in current liabilities, in the amount of R$ 827 (2002 - R$ 7,071), are being returned to customers through electricity bills (Note 20).

ANEEL, through Circular 155/2003, of January 24, 2003, disclosed the accounting procedures for recording the assets resulting from the recognition of loss of revenue, due to the application of the criteria of residential low-income customer classification, which will be recovered in the annual tariff adjustment.

(c) Generators' reimbursement right

Generators' reimbursement right refers to the amounts related to electricity from independent suppliers sold within the context of MAE during the emergency rationing period, from June 1, 2001 to February 28, 2002. These amounts were formally approved by ANEEL Resolution No. 483, of August 29, 2002, which was ratified by ANEEL Resolution No. 036, of January 29, 2003, and rectified by ANEEL Regulatory Resolutions Nº 40 of January 24, 2004 and No. 45, of March 3, 2004.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Receivables by COPEL Geração S.A. were segregated between current and long-term assets based on their expected realization, according to the Special Tariff Recovery - RTE approved for concessionaires of electric energy distribution.

(d) Allowance for doubtful accounts

The allowance for doubtful accounts was recorded pursuant to ANEEL Accounting Manual for the Electric Energy Public Service, based on a detailed analysis of past-due receivables, and at an amount considered by management sufficient to cover probable losses on the realization of receivables.

	December 31

	2002	Additions (*)	Write-offs	2003

Accounts receivable
Customers	19,616	(1,947)	(2,313)	15,356
Spot market	1,775	(987)		788
Municipal government debt
installment plan	4,399			4,399
Other	11,832	20,194		32,026

	37,622	17,260	(2,313)	52,569

(*) Net of reversals and recoveries

7 Dividends Receivable

	December 31

	2003	2002

Sercomtel S.A. Telecomunicações	1,485
Sercomtel Celular S.A.	4,548	2,531
Tradener Ltda.	64	64
Dominó Holdings S.A.	661	436
Other	3,192

	9,950	3,031

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

8 Recoverable Rate Deficit (CRC)

The balance recorded as current asset in the amount of R$ 123,885 (R$ 43,305 as of December 31, 2002) is comprised by R$ 102,999 related to overdue parcels from September 2002 to December 2003. On March 19, 2003 the State Government of Paraná filed with the Ministry of Finance a request to "federalize" the CRC receivable of COPEL. This request was sent to the National Treasury Secretariat for assessment. On January 29, 2004, the State Government of Paraná settled installments totaling R$ 37,201, due from September 2002 to January 2003 and part of the installment due in February 2003. The Company is currently negotiating the overdue installments.

Maturity of the non-current CRC is as follows:

December 31, 2003

2005	22,614
2006	24,118
2007	25,722
2008	27,432
2009	29,257
Thereafter	783,298

912,441

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

9 Deferred Regulatory Asset

	December 31

	2003			2002

	Principal	Amortization	Total, net	Total, net

Recoverable CVA - tariff adjustment 2002 (i)
Electricity purchased for resale (Itaipu)	574	(574)		574
Transmission of electricity purchased from Itaipu	497	(497)		497
Use of transmission installations - basic network	4,810	(4,810)		4,810
Regulatory charges (CCC)	2,047	(2,047)		2,047

	7,928	(7,928)		7,928

Recoverable CVA - tariff adjustment 2003
Electricity purchased for resale (Itaipu)	66,690		66,690	50,988
Transmission of electricity purchased from Itaipu	940		940	810
Use of transmission installations - basic network	32,333		32,333	21,282
Regulatory charges (CDE)	24,372		24,372
Charges on use of system services - ESS	17,558		17,558
Monetary adjustment - SELIC	35,163		35,163	3,124

	177,056		177,056	76,204

Recoverable CVA - tariff adjustment 2004
Electricity purchased for resale (Itaipu)	1,405		1,405
Transmission of electricity purchased from Itaipu	2,054		2,054
Use of transmission installations - basic network	29,610		29,610
Regulatory charges (CDE)	6,093		6,093
Charges on use of system services - ESS	15,489		15,489
Regulatory charges (CCC)	2,234		2,234
Monetary adjustment - SELIC	3,912		3,912

	60,797		60,797

Total	245,781	(7,928)	237,853	84,132

Current asset			59,463	46,030

Non-current assets			178,390	38,102

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(i) Memorandum account for parcel "A" variations - CVA

Pursuant to Administrative Rule 25, of January 24, 2002, COPEL calculated the effects of the Memorandum Account for "Parcel A" Variations (CVA), intended to record the changes in costs it the period between annual tariff adjustments required, beginning in 2001, and related to the items laid down in the electric distribution concession contracts.

Administrative Rule 116, of April 4, 2003, postponed for 12 months the recovery of the balance of Memorandum Account for "Parcel A" Variations - CVA, for the annual tariff adjustments occurring between April 8, 2003 and April 7, 2004. The balance of CVA, as well the CVA balance calculated over the subsequent 12 months under the Administrative Rule 25 above, will be recovered over the 24 months subsequent to the annual tariff adjustment occurring between April 8, 2004 and April 7, 2005.

Administrative Rule 116 also prescribes that for electric energy supply tariff adjustment calculation purposes, the Account for Offsetting "Parcel A" Variations (CVA), must also record changes in the collection quota to the Energy Development Account (CDE).

Reversal on Parcel "A" in 2002

In 2002, the Company filed an administrative suit against ANEEL related to "Parcel A" approval. In the opinion of the Company's legal counsel, the chances of success on this claim are remote. The discussion is restricted to the inclusion or not of COPEL in the General Agreement for the Electric Energy Sector, regarding "Parcel A" variations as a result of the electric energy rationing (Note 4a (vi)).

ANEEL understands that COPEL "Parcel A" approval cannot be disassociated from the judicial claim, pursuant to the provisions set forth in Decision 288/2002, which impairs the approval of the respective amounts. The Company's management, with approval of the Board of Directors at its 100th Meeting on March 25, 2003, decided to reverse the respective regulatory asset, supported by the opinion of legal counsel who considers that the chance of success on the administrative suit is remote, under ANEEL Circular 155/2003 of January 24, 2003.

The amounts related to "Parcel A" variations, reversed in 2002 as "extraordinary item", are as follows:

2002

Parcel "A"	(302,967)
Tax effects	97,555

Reversal of parcel "A" - extraordinary item	(205,412)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

10 Recoverable Taxes

	December 31

	2003	2002

Current assets
Income and social contribution taxes recoverable	23,029	78,075
Value Added Tax (ICMS) recoverable (i)	183,879	220,736

	206,908	298,811

Recoverable taxes - current assets	67,773	152,984
Recoverable taxes - non-current assets	139,135	145,827

(i) Value Added Taxes (ICMS) recoverable

Through the Decree 6,244, dated September 4, 2002, the State of Paraná granted COPEL the right to ICMS credit in the amount of R$ 167,485 related to its prior-years purchases of permanents assets included in the Value Added Tax recoverable account. The Company is using this credit to offset payments of ICMS, over a period of 48 months, consecutive or not.

11 Deferred Income and Social Contribution Taxes

Income taxes in Brazil include federal income tax and social contribution. The Brazilian statutory rate is 34.0%, comprised of income tax (25.0%) and social contribution tax (9.0%).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The major components of the deferred tax accounts are as follows:

	December 31

	2003	2002

Current assets
Temporary differences	9,118	6,869

	9,118	6,869

Non-current assets
Temporary differences
Pension plan deficit - Plan III	122,279	127,233
Pension and health-care plans - CVM Resolution 371	60,880	65,486
Provision for contingencies	102,011	85,597
Other	67,579	45,444
Tax losses carryforwards	161,372	91,470

	514,121	415,230

Total deferred income tax asset	523,239	422,099

Current liabilities
CVA deferral	(14,190)	(15,650)
Long-term liabilities
CVA deferral	(82,316)	(12,955)

Total deferred income tax liability	(96,506)	(28,605)

Total deferred income tax, net	426,733	393,494

Pursuant to income tax legislation, tax loss carryforwards are available for offset up to the limit of 30% of annual taxable income, without expiration period.

In compliance with CVM Instruction 371, of June 27, 2002, the table below shows the expected realization of tax credits:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Estimated
realizable
portion

2004	11,946
2005	19,092
2006	22,031
2007	25,197
2008	28,900
Thereafter	319,567

426,733

Reconciliation of income and
social contribution taxes

The reconciliation of the income and social contribution taxes, calculated at the rates in effect, with the amounts shown in the statements of operations, is as follows:

	Year ended December 31

	2003	2002	2001

Income (loss) before taxes and extraordinary item	253,465	(155,774)	621,833
Statutory income taxes rates - %	34	34	34

Income and social contribution taxes computed
based on statutory rates - benefit (expense)	(86,178)	52,963	(211,423)
Income tax effects on
Benefit form interest on equity	14,479		57,800
Equity in results of investees	12,400	(10,038)	9,085
Non-deductible pension expenses	(20,693)
Other	(2,336)	(1,758)	(1,985)

Tax benefit (expense) per statement of operations	(82,328)	41,167	(146,523)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The composition of the provision for income and social contribution taxes is as follows:

	Year ended December 31

	2003	2002	2001

Current income tax	(115,567)	(69,945)	(217,768)
Deferred income tax	33,239	111,112	71,245

Income tax benefit (expense)	(82,328)	41,167	(146,523)

12 Other Assets

	December 31

	2003		2002

	Current	Non current	Current	Non current

Employees	5,532		5,066
Installments of Onda invoices	3,550	1,215	1,458	2,859
Guarantee deposits	5,761	25,000	889	8,000
Assets and rights for sale	71,084	1,858	328	266
Prepayments	3,121	4,116	14,082	4
Deposits for collateral of NTD
agreement (Note 16 (iii))		25,907		27,214
Compulsory loan		6,899		6,046
Other	5,746	7,617	7,591	7,617
Allowance of doubtful accounts	(1,740)		(1,740)

	93,054	72,612	27,674	52,006

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

13 Investments
	December 31

	2003					2002

	Investee's shareholder's equity	Investees' net income (loss)	Total ownership - %	Equity in results of investees	Total investment balances	Total investment balances

Investments accounted for under the equity method
Sercomtel S.A. - Telecomunicações	282,824	3,927	45.0	1,767	109,271	109,251
Sercomtel Celular S.A.	40,795	4,730	45.0	2,128	18,358	17,465
Tradener Ltda.			45.0			1,694
Dominó Holdings S.A.	461,257	88,243	15.0	13,236	69,189	60,703
Escoelectric Ltda.	2,331	453	40.0	181	932	661
Copel Amec S/C Ltda.	649	(134)	48.0	(64)	312	353
Dona Francisca Energética S.A.	(18,845)	(3,616)	23.0			(3,507)
Advance for future capital increase						2,994
Carpocampel S.A.	596	(145)	49.0	(71)	292	363
Braspower International Engineering S/C Ltda.	(524)	(1,022)	49.0	(244)		244
Advance for future capital increase					159
Centrais Eólicas do Paraná Ltda.	4,101	638	30.0	192	1,230	1,039
Foz do Chopim Energética Ltda.	35,882	12,775	35.8	4,570	12,835	8,265
UEG Araucária Ltda.	(64,025)	(106,370)	20.0	(84)
Advance for future capital increase					141,899	140,524
Campos Novos Energia S.A. - Enercan(i)			16.7			42,659
Advance for future capital increase						10,877
Elejor - Centrais Elétricas Rio Jordão S.A.(i)	114,824		35.0		35,414	5,000
Onda Provedor de Serviços S.A.	(307)	(903)	24.5	(135)		135
Companhia Paranaense de Gás - COMPAGAS	57,164	29,404	51.0	14,996	30,155	18,667

				36,472	420,046	417,387
Other investments
Goodwill on investments, net of amortization
Sercomtel S.A. - Telecomunicações				(4,228)	18,480	22,708
Sercomtel Celular S.A.				(580)	2,543	3,123
Tax incentive
FINAM					40,046	40,046
FINOR					9,870	9,870
Reserve for tax incentive losses					(47,900)	(8,310)
Assets for future sale					8,731	8,837
Other					3,886	3,918
Dividends				66

				31,730	455,702	497,579

(i) In pre-operating phase.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

On May 15, 1998, COPEL acquired 45% of Sercomtel S.A. - Telecomunicações total shares and 45% of Sercomtel Celular S.A. total shares, both public telecommunication companies for the municipalities of Londrina and Tamarana, in the State of Paraná. The total amount paid for both companies was R$ 186,000, resulting in total goodwill of R$ 48,103, which is being amortized over 10 years, based on the expected future return generated by the investments. Goodwill paid on the investments in Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A. was based on the expected future return to be generated by these investments and the amortization over ten years, at the annual rate of 10 percent, resulted from the evaluation of the return on the investments based on discounted cash flows.

On December 18, 2003, the Company entered into an agreement with Triunfo Participações e Investmentos S.A. to acquire 30% of the common shares of Elejor - Centrais Elétricas Rio de Jordão S.A.. Accordingly, the Company will hold 70% of the shareholding control of Elejor in 2004. As of December 31, 2003, the Company holds 40% of the common shares and 35% of the total shares of Elejor - Centrais Elétricas Rio de Jordão S.A.

In November 2003, the Company entered into an agreement with the other shareholders of Enercan under which Copel commits to sell it shareholding in this company (16.73%). This transaction was submitted for the appreciation of ANEEL and was approved by Resolution No. 53 of February 17, 2004.

The executive committee of the Company authorized COPEL Participações S.A. to take the measures required to sell its interest in Tradener. Therefore, this investment is accounted for in the other assets as assets and rights for sale account.

Up to June 30, 2001, the Company accounted for the investment in Dominó Holdings S.A. under the cost method. Effective July 1, 2001, with the creation of the wholly-owned subsidiary Copel Participações S.A., the referred investment became relevant for that wholly-owned subsidiary, as established by CVM Instruction 247/1996, therefore started being accounted for under the equity method. According to that CVM Instruction, the effect of the change in the valuation criteria, amounting to R$ 14,442, was recorded as non-operating expenses (income). Domino Holdings currently has 39.71% of total shareholder's equity of Companhia de Saneamento do Paraná - SANEPAR.

On October 25, 2002, Dona Francisca Energética S.A. recognized the amount of R$ 179,000 (R$ 118,000 net of tax effects) as an allowance against accounts receivable recorded on revenues lost as a result of the energy sold in the MAE. The allowance was reflected in the net income of 2002 of the Company under the equity method.

Tax incentives are investments approved by the Federal Government in underdeveloped regions of Brazil or in specific projects, which are available to Companies without additional cost upon the payment of taxes. The accumulated gross amount recorded as of December 31, 2003 and 2002 was R$ 49,916, with a provision for losses in the amount of R$ 47,900 in 2003 (R$ 8,310 in 2002).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

14 Property, Plant and Equipment

	December 31

	2003			2002

	Cost	Accumulated depreciation	Net	Net

In service
Generation	4,192,568	(1,283,651)	2,908,917	2,962,380
Transmission	1,232,729	(371,636)	861,093	838,091
Distribution	2,890,580	(1,326,689)	1,563,891	1,532,318
Telecommunications	238,980	(83,088)	155,892	130,196
Holdings	402	(166)	236	288

	8,555,259	(3,065,230)	5,490,029	5,463,273

Construction work in progress	500,603		500,603	504,303

	9,055,862	(3,065,230)	5,990,632	5,967,576

Special obligations
Transmission	(7,140)		(7,140)	(7,140)
Distribution	(670,383)		(670,383)	(626,274)

	(677,523)		(677,523)	(633,414)

	8,378,339	(3,065,230)	5,313,109	5,334,162

The principal annual depreciation rates, in accordance with ANEEL Resolution 44/1999, and Ministry of Communications Ordinance 96 of March 17, 1995, are as follows:

Percentage

Equipment	10.0
Reservoirs, dams and water mains	2.0
System structure and conductor, and power transformer (transmission)	2.5
System structure and conductor, and transformer (distribution)	5.0
Capacitors and distribution switches	6.7
Energy and transmission equipment (telecommunications)	10.0
Overhead and underground cables, wiring and private switching center	10.0

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(a) Expropriation

Certain properties required for the implementation of the Company's projects, specifically those necessary for the construction of dams and transmission lines, have been expropriated pursuant to specific legislation and are subject to compensation, negotiations and settlement with their prior owners. Because of the difficulty in arriving at precise cost estimates and the time required to obtain court decisions when out-of-court negotiations are unsuccessful, the cost of each is determined only at the end of the expropriation process and is then capitalized as part of property, plant and equipment.

(b) Assets related to the concessions

In accordance with articles 63 and 64 of Decree 41,019 of February 26, 1957, assets and installations used in the generation, transmission and distribution of electric energy are linked to these services and cannot be retired, sold or pledged in guarantee without the prior written approval of ANEEL. ANEEL Resolution 20/99 regulates the Electric Energy Utility Concession assets, giving prior authorization for not restricting assets not tied to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account and invested in the concession.

(c) Special obligations

These are obligations linked to the Electric Energy Public Service Concession and represent funds provided by the Federal Government and customers, as well as certain unconditional donations and grants for investments in the electric energy public service in the distribution activity. The maturity of these special obligations is established by the regulatory authorities for production, transmission and distribution concessions, and by the end of the concession such amount will be off-set against the net book value of related assets.

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Changes in Financial Position
Expressed in thousands of Brazilian reais unless otherwise stated

15 Suppliers

	December 31

	2003	2002

Transmission network use charges
Connection	2,073	1,761
Basic network	34,359	20,720
Energy transmission	2,450	1,800

	38,882	24,281

Electricity suppliers
ANDE (Paraguay)	4,066	5,208
Eletrobrás (Itaipu)	68,741	80,621
Concessionaires - MAE (Note 21(b))	4,772	5,038
CIEN - short-term (Note 21(c)(iii))	63,000	100,198
CIEN - long-term (Note 21(c)(iii))	272,000	6,326
Itiquira Energética S.A.	5,268	2,365
Dona Francisca Energética S.A.	3,625
Other concessionaires	20,458	1,870

	441,930	201,626

Supplies and services
UEG Araucária Ltda.		3,836
COMPAGAS	161,999	10,362
Other suppliers - short-term	30,173	15,103
Other suppliers - long-term	889

	193,061	29,301

	673,873	255,208

Suppliers - Current liabilities	400,984	248,882
Suppliers - Long-term liabilities	272,889	6,326

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

16 Loans and Financing

	December 31

	2003				2002

	Current portion		Long-term

	Principal	Accrued interest and fees	Principal	Total	Total

Foreign currency
Eurobonds (i)		7,160	433,380	440,540	538,751
IDB (ii)	27,805	5,026	182,860	215,691	277,704
National Treasury Department (iii)	13,617	1,738	161,572	176,927	223,317
Banco do Brasil S.A (iv)	6,679	700	33,417	40,796	52,472
Eletrobrás (v)		5	87	92	5,741

	48,101	14,629	811,316	874,046	1,097,985

Local currency
Eletrobrás (v)	39,427	11	368,764	408,202	447,174
BNDES (vi)	5,165	49	5,165	10,379	14,789
Banco do Estado do Paraná S.A. (vii)	1,023	3	157	1,183	2,295
FINEP (viii)					3,839
Other commercial banks (ix)	86	5	1,090	1,181	3,224
Fundação Copel (x)					16,143

	45,701	68	375,176	420,945	487,464

	93,802	14,697	1,186,492	1,294,991	1,585,449

(i)

Eurobonds - consists of Eurobonds issued on May 2, 1997, maturing on May 2, 2005, equivalent to US$ 150,000, subject to interest of 9.75% paid semi-annually, starting on November 2, 1997. The Company renegotiated the debt on May 2, 2002, and the maturity was maintained at May 2, 2005, with the same interest rate and payment conditions. This contract has certain debt covenants as follows:

•

Holders of at least 20% of the principal of outstanding Eurobonds may notify COPEL and the Trustee that these bonds are past-due, and the principal plus accrued interest should be paid in case: (i) the Company or any subsidiary sell or desist to carry on the business conducted by them on the Eurobonds' issuance date; or (ii) any substantial change in the nature of business occurs; or (iii) the State of Paraná ceases to hold at least 51% of the Company's voting capital.

•

The EBTIDA/cash interest expense for the twelve month period ending on the last day of any fiscal quarter (consolidated) should be, at least, 2.5; and the Total Funded Debt/EBTIDA ratio for the twelve month period ending on the last day of any fiscal quarter should not be greater than 3.25.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Copel was potentially in default for the Eurobond covenants for December 31, 2002, March 31, 2003, June 30, 2003 and September 30, 2003, depending on the interpretation of such covenants (Note 31(e)).

(ii)

IDB (Inter-American Development Bank) - consists of a loan for the Segredo hydroelectric power plant and Rio Jordão deviation project, guaranteed by the Federal Government, which as of January 15, 1991 amounted to US$ 135 million. Interest and principal payments are due semi-annually to 2011 and interest is calculated according to a rate determined by the institution each year, which in the last quarter of 2003 was 4.85% per annum (5.27% in 2002). The loan is guaranteed by statutory liens on the financed assets and mortgage guarantee, in addition to the co-guarantee of the Federal Government. The contract has debt covenants such as liquidity ratio (current assets/current debt) of 1.2:1, total non-current debt to shareholders' equity ratio under 0.9:1 and restrictions on the acquisition of new debt if the liquidity ratio is less than 1.5. The Company is in compliance with these financial covenants.

Other requirement includes:

.	the Company should take proper measures to obtain tariffs which could cover all operating costs;

.	the Company is prohibited from acquiring its own shares and distributing any part of its capital without the bank's prior authorization.

(iii)

National Treasury Department (NTD) - the debt classified as National Treasury Department which terms and payment conditions were established as part of the Brazilian foreign debt restructuring, under Law 4,131/62, signed on May 20, 1998, in the context of the Brady Plan, is as follows:

	December 31

Bond type	Maturity (years)	Year in which amortization begins	Amortization (in installments)	2003	2002

Par bond (a)	30	2024	One payment at maturity	46,085	56,361
Capitalization bond (b)	20	2014	21 semi-annual	41,350	50,569
Debt Conversion bond (c)	18	2012	17 semi-annual	37,024	45,409
Discount bond (d)	30	2024	One payment at maturity	31,919	39,126
EI-bond (interest bonds) (e)	12	2006	19 semi-annual	7,817	13,413
New money bonds (f)	15	2009	17 semi-annual	6,317	9,151
FLIRB (g)	15	2009	13 semi-annual	6,415	9,288

				176,927	223,317

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The annual interest rates and amortization are as follows:

a) Par Bond - Interest of 6.0% p.a. to final maturity, with a single repayment at the end of the agreement.
b) Capitalization Bond - Interest of 8.0% p.a. to final maturity, repayable in 21 semi-annual installments, starting April 2004.
c) Debt Conversion Bond - Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments, starting April 2004.
d) Discount Bond - Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., with a single repayment at the end of the agreement.
e) El Bond - Interest Bonds - Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., repayable in 19 semi-annual installments, starting April 1997.
f) New Money Bonds - Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments, starting April 2001.
g) FLIRB - Interest equivalent to 4.0% to 5.0% p.a. in the first years and semi-annual LIBOR + 13/16 of 1% p.a. after the 6th year to the end of the agreement, repayable in 13 semi-annual installments, starting April 2003.

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the nonpayment of any financing installment, the credits to be made to its account receivable for own revenues, up to a limit sufficient to cover the payment of installments and other charges payable at each maturity. For Discount Bonds and Par Bonds, there are collateral deposits of R$ 10,690 and R$ 15,217 (R$ 10,981 and R$ 16,233 in 2002), respectively, accounted for in other assets non current.

(iv)

Banco do Brasil S.A. - consists of a loan in Japanese Yen for the gas thermoelectric substation of the Salto Caxias plant, with amortization in 20 semi-annual installments, beginning March 7, 2000, subject to and interest of 2.8% per year. The debt is guaranteed by COPEL's accounts receivable, in case of default.

(v)

Eletrobrás - consists of loans funded by Fundo de Financiamento da Eletrobrás - FINEL and the RGR for the expansion of the generation, transmission and distribution systems. Amortization started on June 30, 1996 and the final maturity is in August 2021. Interest of 5.5% to 6.5% per year and principal are paid on a monthly basis indexed by the FINEL (Eletrobrás financing rate) index and UFIR. The contract repassed to COPEL Distribuição S.A., with funds from IBRD, is subject to interest of 6.49% per year paid semi-annually; this loan is guaranteed by the Federal Government. All contracts with Eletrobrás have the following debt covenants, which are being fulfilled by the Company:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

  Commitment, until the final settlement of total agreement-related debts, not to assume other commitments exceeding 5% of its fixed assets and/or increase its indebtedness to a level above 66% of its fixed assets.

  Commitment to comply with Eletrobrás notice within 24 hours, in order to review collaterals in case of borrower privatization, under penalty of immediate debt settlement.

(vi)

BNDES - consists of a loan with 99 installments, starting on October 15, 1997, with TJLP (limited to 60%) plus 6% annual interest rate, used to finance the Rio Jordão deviation project (Segredo Electric Power Plant). The loan is collateralized by COPEL's accounts receivable, in case of default.

(vii)

Banco do Estado do Paraná S.A - Urban Development Fund contracts, entered into on December 2, 1996 and July 23, 1998, repayable in 96 monthly installments, after a grace period of 12 months, and adjustments based on the monthly Referential Rate (TR) and interest of 8.5% p.a.

(viii)

FINEP - consists of a loan entered into on December 13, 1996, to finance the Company's laboratory equipment. Interest and principal payments are due in 49 monthly installments, beginning on December 15, 1999, with interest based on TJLP (limited to 60%) plus 6% annual interest, guaranteed by the State of Paraná. The loan was settled on September 15, 2003.

(ix)

Other commercial banks - loans with commercial banks to finance the acquisition of electrical components, investments in distribution and transmission networks, and used to renogotiate part of Company's debts. The loans are subject to interest from 4% to 6% per year, and indexed based on TJLP, and IGP-M, and are guaranteed by liens Company's revenues.

(x)

Fundação Copel - on April 30, 2001, the Company purchased from Fundação Copel part of the buildings, which were leased from Fundação Copel. The amount negotiated was established based on individual appraisal reports of the buildings, made by a specialized firm. The agreement between the parties establishes that Copel will pay for the buildings in 30 monthly installments, with interest rate of 6% per year plus monthly restatement based on the variation of INPC - national customer price index. This loan was guaranteed by promissory notes and forfeiture agreements. The loan was settled on September 30, 2003.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(a) Composition of loans and financing by currency and index rates

	December 31

	2003	2002

Foreign currency
US dollars	617,559	767,809
Japanese Yen	40,796	52,472
IDB - basket of foreign currencies	215,691	277,704

	874,046	1,097,985

Local currency
TR - Brazilian Reference Interest Rate	1,183	2,296
URBNDES and TJLP- Long-term Interest Rate	11,559	20,778
IGP-M - General Market Price Index		1,072
UFIR - Fiscal Reference Unit	13,220	20,939
FINEL - Eletrobrás Financing Rate	394,983	426,236
INPC - National Consumer Price Index		16,143

	420,945	487,464

	1,294,991	1,585,449

(b) Variations in foreign currencies and index rates used in the Company's loans and financing

	Year ended December 31, percentage change(rounded)

	2003	2002

Foreign currency
US dollar	(18.23)	52.27
Japanese yen	(9.30)	68.18
IDB - basket of foreign currencies	7.35	7.17
Index rates
TR - Brazilian Reference Interest Rate	4.57	2.85
URBNDES	5.26	3.71
IGP-M - General Market Price Index	8.71	25.30
FINEL - Eletrobrás Financing Rate	1.70	4.68
INPC - National Consumer Price Index	10.38	14.74

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(c) Maturity of the principal of long-term loans and financing

	As of December 31, 2003

	Foreign	Local
	currency	currency	Total

2005	481,823	42,926	524,749
2006	46,884	37,078	83,962
2007	45,328	35,754	81,082
2008	45,328	34,568	79,896
2009	44,176	29,794	73,970
Thereafter	147,777	195,056	342,833

	811,316	375,176	1,186,492

(d) Summary of changes in loans and financing

	Foreign currency		Local currency

	Short-term	Long-term	Short-term	Long-term	Total

At December 31, 2001	201,373	694,755	88,809	459,699	1,444,636

Interest	82,137		43,423	6,370	131,930
Monetary and exchange variations	46,368	365,661	3,831	19,242	435,102
Transfers	32,988	(32,988)	70,268	(70,268)
Repayments	(292,309)		(133,910)		(426,219)

At December 31, 2002	70,557	1,027,428	72,421	415,043	1,585,449

Interest	68,078		37,170	44	105,292
Monetary and exchange variations	(11,322)	(168,127)	1,708	6,776	(170,965)
Transfers	47,985	(47,985)	46,687	(46,687)
Repayments	(112,568)		(112,217)		(224,785)

At December 31, 2003	62,730	811,316	45,769	375,176	1,294,991

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

17 Debentures

The issuance of simple debentures was approved at the 156th Extraordinary Shareholders' Meeting of February 19, 2002, and concluded on May 9, 2002, with full subscription in the amount of R$ 500,000, divided into 3 series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a 5-year validity term and maturity on March 1, 2007. The first series was repurchased on February 27, 2004 and the 2nd series may be renegotiated in March 2005.

Debentures are non-preferred (negotiable), for which COPEL's wholly owned subsidiaries were jointly and severally collateralized. These debentures are nonconvertible into shares. These proceeds were used to settle of Euro-Commercial Paper and applied in the 2002-2004 investments program in the wholly-owned subsidiaries. The remuneration of the 1st and 2nd series will be equivalent to the average of the CDI, expressed as an annual percentage, base 252 days, calculated and issued by the Central System for Custody and Financial Settlement of Securities - CETIP, and a spread of 1.75% per year. The interest will be paid semi-annually on the first business day of March and September. The nominal unit value of the 3rd series debentures will be remunerated as from the issuance date, March 1, 2002, based on the IGP-M index published by Fundação Getúlio Vargas, considering the number of days, and subject to interest of 13.25% per year. Interest will be paid annually at the first business day of March, adjusted based on the IGP-M, in a single installment, together with the principal.

As of December 31, 2003 and 2002, the debentures balances were as follows:

	December 31

	2003			2002

	Short-term	Long-term	Total	Total

Local Currency
Debentures	157,859	506,761	664,620	628,844

	157,859	506,761	664,620	628,844

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

18 Taxes on Sales and Others

	December 31

	2003	2002

ICMS payable (i)	166,308	93,318
COFINS and PASEP (ii)	26,989	19,617
INSS included in REFIS, net of payments (iii)	78,890	30,598
Other	1,639	1,435

	273,826	144,968

(i) ICMS payable

Of the total of R$ 166,308 (R$ 93,318 in 2002), the amount of R$ 63,965 (R$ 45,000 of principal and the difference comprising interest and monetary indexation) refers to the transaction for the purchase of Olvepar - Indústria e Comércio ICMS credits, cancelled by the State Government of Paraná on February 27, 2003, through Decree No. 671. This amount will be paid by the Company because of the assessment notification raised by the State Finance Secretariat.

On April 4, 2003, the Company filed an administrative defense regarding the proceeding above (dismissed by the competent bodies), in which it requested the review of the notification received and the maintenance of the right to take the required actions to defend the Company's rights and interests to ensure the validity of previously authorized tax credits and the approval of the claims of the original company.

(ii) PASEP

Effective December 2002, Law 10,637/02 established new criteria for PIS/PASEP calculation at the rate of 1.65% (formerly 0.65%).

(iii) Tax Recovery Program - REFIS

In 2000, the Company included in the Tax Recovery Program (REFIS), created by Law 9,964, of April 10, 2000, a total debt of R$ 89,766, arising from payables to the National Institute of Social Security (INSS), and settled R$ 45,766 related to interest, using credits deriving from income tax and social contribution loss carryforwards purchased from third parties. Considering that the Federal Revenue Secretariat (SRF) has not yet completed the analysis of this transfer of tax credits, the Company set up a provision of R$ 64,587, as at December 31, 2003 (R$ 45,766 of interest and R$ 18,821 of monetary indexation).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The Company renegotiated its position in REFIS for payment of the tax debts in 60 monthly installments. However, this request has not yet been approved by the tax authorities. Thus, the total tax debt was recorded in current liabilities. Up to December 31, 2003, COPEL settled 45 installments. The installments were calculated based on the total debt divided by the installment payment period, adjusted by the Long-term Interest Rate (TJLP). The Company should settle, by the end of the installment payment period, its entire REFIS-related debt, which includes the current provision of R$ 64,587.

19 Regulatory Charges

	December 31

	2003	2002

Global reversal reserve - RGR (i)	13,882	8,082
Financial settlement - water resources	6,229	9,254
Fuel consumption account - CCC (ii)	3,546	12,697
Energy development account - CDE	6,159
ANEEL inspection fare	465	565
FUST and FUNTEL taxes	12	14
Emergency capacity charges (Note 6(a))	21,401	11,640

	51,694	42,252

Regulatory charges - current liabilities	50,106	39,279
Regulatory charges - long-term liabilities	1,588	2,973

(i) Global Reversal Reserve - RGR

The global reserve for reversion quota (the "RGR Fund") is as a fund managed by Eletrobrás, as an agent of the Federal Government, for the purposes of reversion of electricity companies' investments when their concession periods expire. It is calculated as 2.5% of assets in service, limited to 3% of total operating revenues net of value-added tax on sales to final customers. Eletrobrás is authorized to provide financing to concessionaires based on the amount contributed to the reserve.

COPEL's subsidiaries are awaiting ANEEL's definition as to the amounts and payment terms related to RGR differences in 2001. Due to this lack of definition, an amount of R$ 1,588 (R$ 2,973 in 2002) has been recorded as other long-term liabilities.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(ii) Fuel Consumption Account - CCC

The fuel consumption account represents contributions made by the electric concessionaires to finance the cost of fuel used in the thermoelectric energy generating process in the Brazilian energy system.

20 Other Accrued Liabilities

	December 31

	2003	2002

Customers
Public lighting fee collected (i)	17,998	11,063
Low-income customers	827	7,071
Advances from customers - VAT credit	3	5,161
Other	2,326	3,023

	21,154	26,318

Other accounts payable
Compulsory loans - Eletrobrás		2,930
Insurance premium payable	1,491	1,669
Other	1,864	3,697

	3,355	8,296

	24,509	34,614

(i) Public lighting fee collected

Refers to amounts collected by COPEL through customers' electricity bills, payable to municipal governments for public lighting services provided. After the collection, the amount is passed on to municipal governments through monthly matching of accounts.

COPEL provides this service to almost all cities of the State of Paraná, according to the agreements between the Company and each municipal government.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

21 Commitments and Contingencies

(a) Provision for contingencies and judicial deposits

The Company is a party to several labor claims, tax suits, and civil actions filed with different courts. Company management, based on the opinion of its legal counsel, decided to maintain a provision for contingencies relating to litigation with a probable chance of an unfavorable outcome. The Company also made judicial deposits of equivalent or lesser amounts pending final legal position.

	December 31

	Judicial deposits (non-current assets)		Provision for contingencies (long-term liabilities)

	2003	2002	2003	2002

Labor contingencies - a(i)	28,017	18,670	88,114	78,270

Civil
Customers rate litigation - a(ii)	6	6	17,264	14,989
Land expropriation - a(iii)	5,115	4,331	53,127	53,127
IUEE - municipal governments - a(iv)			7,374	7,374

	33,138	23,007	165,879	153,760

Taxes
COFINS - deferred contingent gain - a(v)			197,549	197,549
PASEP a(vi)	33,493	30,513	33,711	30,731
INSS a(vii)	40,959	38,245	11,165	10,001

	74,452	68,758	242,425	238,281

Other judicial deposits a(viii)	4,795	3,794

	112,385	95,559	408,304	392,041

a(i) Labor contingencies

Refer to labor lawsuits in progress for which the Company, based on the opinion of outside legal counsel and Company's lawyers, recognized a reserve for probable losses.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(ii) Customers - rate litigation

The Company is a party to lawsuits in which certain industrial customers are challenging the constitutionality of the rate increase based on DNAEE Ordinances 38 and 45, of January 27, 1986 and March 4, 1986, respectively, which became effective during the Brazilian government's "Cruzado Plan", and claiming refunds of the amounts involved. It is not possible to anticipate the final outcome of these lawsuits, although several other companies have obtained partial success. The Company recognized an accrual as of December 31, 2003 of R$ 17,264 (R$ 14,989 in 2002) to cover probable losses on these lawsuits, regarding the rate difference charged from industrial customers in the period from March to November 1986, plus charges on late payments. The amount is considered sufficient to cover probable losses.

a(iii) Land expropriation

Lawsuits brought by owner whose land were expropriated for the installation of Company's projects, specifically those necessary for the construction of dams and transmission lines.

a(iv) IUEE - Municipal Governments

Lawsuits with probable loss in the medium term, in which some municipalities claim the reimbursement of part of the funds from the Imposto Único sobre Energia Elétrica - IUEE (Single Tax on Electric Energy) that, would have been destined to them. Since COPEL was only the collecting agent as this tax was of the responsibility of the State of Paraná the Company has provided for this contingency against a non-current account receivable from the State Government recorded in other assets.

a(v) COFINS - deferred contingent gain

The contributions to the FINSOCIAL Program (a program for financing of public assistance activities) were calculated based on the Company's operating revenues. Its rate increased over time from 0.5% to 2.0% until such contribution was terminated in 1991. The COFINS contribution was introduced immediately after the discontinuation of the FINSOCIAL contribution and has the purpose of financing social security. The Company claimed that these contributions violate the Brazilian Constitution, which provides that electric utility companies are subject only to income tax, value-added tax and taxes on imports and exports.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Prior to 1998, the probability of loss was considered probable and a provision for the probable loss was recorded. On August 18, 1998, the Federal Court of Appeals, 4th Region, issued a judgment granting COPEL immunity from COFINS levied on electric energy operations. On August 10, 2000, the Federal Government requested a new trial to annul such judgment. The Company was summoned on November 21, 2000, thus raising the issue of the loss of the exemption. On December 14, 2000, the lawsuit was concluded for the Judge, appealed by COPEL, based on conclusive opinions of renowned jurists on the dismissal of the original judgment.

As of December 31, 2003, the Company has maintained its liability for the deferred contingent gain on this while awaiting a final judgement.

a(vi) PASEP

According to legislation, Brazilian companies are required to pay contributions either to the PIS Program (Program for Social Integration) or to the PASEP Program (Program for the Establishment of Public Employee's Patrimony), depending on its classification as privately or Government-owned, respectively. Being a mixed-capital corporation, and based on the Brazilian Constitution, which provides that public service concessionaires should be treated as private sector companies for tax purposes, the Company believed that it should contribute to the PIS Program, although the Federal Government has stated that it should contribute to the PASEP Program. The rates and basis for calculation of such contributions have changed over time and differ from one another, resulting in significant differences in the final amounts due.

In 1999, the Company adopted the benefits of the Provisional Measure ("Medida Provisória") 1,858-8, dated August 27, 1999 (up dated by the Provisional Measure 2,037 of December 21, 2000), which provided for abatement of penalties if the Company paid the taxes and abandoned the judicial proceedings. A portion of the total balance deposited in a judicial escrow account in the past was already refunded to the Company in 1999 and the related reserve was reduced based on original values of the claim. The remaining balance as of December 31, 2003 of R$ 33,711 (R$ 30,731 in 2002) refers to interest and fines on the same subject which are still being reviewed by the Judicial Court, for which COPEL is waiting for the final court decision on the residual amount to be refunded.

a(vii) INSS

During 2001 the Company received tax assessment in connection with various aspects of the Social Security (INSS) legislation, mainly regarding vacation premium, amounts payable as indemnity to employees, social security co-responsibility with contractors, and failure in retention of INSS contribution of contracted independent workers.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The Company has initiated a judicial proceeding against this assessment and based on the risk evaluation of its legal advisors estimates that its maximum exposure in this matter would be R$ 11,165 as of December 31, 2003 (R$ 10,001 in 2002), which was recorded as a liability. The amount of R$ 278,000, which is represented mostly by contingencies related to INSS on third-party services, was classified as "possible loss" by the legal advisers, and therefore was not provided for in the consolidated financial statements.

a(viii) Other contingencies and judicial deposits

The Company is a party to other administrative and judicial lawsuits related to environmental, tax, civil and labor matters, which were also analyzed by independent counselors. Management considers that these lawsuits will not have a material effect on the Company's financial position and, therefore, did not recognize an accrual for them.

(b) Wholesale energy market - MAE

Amounts related to the sale of electric energy by COPEL Distribuição in 2000, 2001 and the first quarter of 2002 were recognized by the Company based on estimates prepared by the Company and information provided by the MAE. These amounts were calculated under criteria and data set forth in ANEEL Decision 288/2002 and ANEEL Resolution 395/2002, and the Company has already contested these decisions at the administrative and judicial levels.

The Company's claim involves the partial sale of energy from Itaipu in the Southern and Southeastern sub-markets to comply with the bilateral agreements of electricity sales to distributors and industrial customers during the rationing period in 2001, when there was a significant difference in the prices of spot market energy. As of December 31, 2003, the estimated amount of calculation differences is approximately R$ 424,000, which has not been recognized as a liability by the Company on its books.

On August 27, 2002, the Company obtained a favorable injunction issued by the Federal Regional Court - 1st Section, in order not to consider the new accounting set forth in ANEEL Decision 288 and ANEEL Resolution 395.

Management, based on the opinion of its legal counsel, considers that the probability of loss in this lawsuit is possible.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Accumulated balances related to transactions performed by the Company, are as follows:

	December 31

	2003			2002

	COPEL Geração	COPEL Distribuição	Total	Total

Current assets (Note 6)
Up to December 2002	310		310
From October to December 2003		25,660	25,660	6,308

	310	25,660	25,970	6,308

Current liabilities (Note 15)
Up to December 2002
From October to December 2003	(4,772)		(4,772)	(5,038)

	(4,772)		(4,772)	(5,038)

MAE, net balance	(4,462)	25,660	21,198	1,270

In October and November 2002, ANEEL established rules related to the settlement of operations involving purchase and sale of electric energy in the context of MAE, as well as the monetary adjustments (variation of the IGP-M issued by Fundação Getúlio Vargas) to be applied on these unsettled operations. The amounts related to sales in the MAE have not been subject to any monetary adjustments. On December 30, 2002, 50% of the net balance receivable or payable related to the period from September 2000 to September 2002, was settled pursuant to article 1 of ANEEL Resolution 763/2002. The credits were effectively paid/received to/by grantors on January 3, 2003.

On June 24, 2003, after the completion of the audit work, MAE issued a communication approving the new calendar for the settlement of the remaining 50 percent regarding transactions carried out from December 2000 to December 2002. This settlement was made on July 3, 2003, and the previously agreed dates for the settlement of transactions carried out in October, November, and December 2002 were maintained, i.e., July 7, 2003, July 10, 2003, and July 17, 2003, respectively.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The long-term energy amounts can be subject to changes depending on the decisions on the ongoing lawsuits filed by some industry companies and the interpretation of COPEL of the current market rules. The companies that were not included in the rationing area were granted an injunction that nullifies ANEEL Decision No. 288, of May 16, 2002, the purpose of which was to explain to industry companies the treatment and the application of some MAE accounting rules included in the General Agreement for the Electric Energy Sector.

Changes in spot-market energy amounts (MAE) in 2003, were as follows:

	Amount to be settled at December 31, 2002	Settlement	Appropriation	Amount to be settled at December 31, 2003

Current assets
Up to December 2002	6,308	(5,998)		310
From January to March 2003		(8,115)	8,115
From April to June 2003		(8,166)	8,166
From July to September 2003		(23,587)	23,587
From October to December 2003		(12,273)	37,933	25,660

	6,308	(58,139)	77,801	25,970

Current liabilities
Up to December 2002	(5,038)	16,807	(11,769)
From January to March 2003		3,977	(3,977)
From April to June 2003		8,691	(8,691)
From July to September 2003		1,720	(1,720)
From October to December 2003			(4,772)	(4,772)

	(5,038)	31,195	(30,929)	(4,772)

	1,270	(26,944)	46,872	21,198

(c) Commitments

Company management is renegotiating contracts, conducting studies, currently effective surveys, analysis, and audits to improve the contractual terms and conditions currently effective. Accordingly, on February 25, 2003, the Board of Directors authorized the suspension of payments on the following contracts:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

c(i) Tradener Ltda.

Intermediation contract entered into with COPEL Distribuição and COPEL Geração, related to the sale of the electric energy surplus, entered into in 1998 and effective for 10 years.

There are legal actions in progress discussing the validity of the contract, as well as the withdrawal of the Company from the partnership. A civil action filed by the Public Prosecution Office challenges the legality of the service agreement entered into by Tradener and COPEL.

Since January 2003, the Company suspended the payment of commissions and awaits the court decisions because it understands that there is no intermediation in any of the energy purchase and sale contracts, and also because the issue is being analyzed as the payment of intermediation commissions on contracts between energy utilities is not permitted.

The Company has no accruals to Tradener Ltda as of December 31, 2003, based on the legal actions in progress discussing the validity of the contract.

c(ii) UEG Araucária Agreement

COPEL entered into an agreement with UEG Araucária to purchase for exclusive sale the total initial guaranteed energy in the amount of 484.3 MW.

The agreement was signed on May 31, 2000 and is valid for 20 years since the commencement of the commercial operations, renewable as mutually agreed between the parties.

The monthly amounts paid to December 2002 refer to an advance for future capital increase. Starting January 2003, payments were suspended by the new management of Copel because the validity of this contract is being challenged.

In case the agreement is terminated due to default by COPEL, UEG Araucária may opt for transferring the power plant to COPEL, and COPEL will pay to UEG Araucária "the Fair Value of the Power Plant" or "the Present Value of Monthly Payments" still due under the agreement, at a 7% discount rate per year, plus taxes or other tax liabilities.

On April 1, 2003, UEG Araucária filed a claim against the Company to the "International Court of Arbitration of the International Chamber of Commerce in Paris - (the International Chamber)" with the purpose of promoting the arbitration of outstanding payments and contractual default, as well as claiming that the purchase price of the plant is US$ 827.4 million, which Araucária contends is the discounted present value of the capacity payments.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

On April 22, 2003, UEG Araucária sent to COPEL a notification terminating the contract.

On June 22, 2003, COPEL filed in the Paraná State courts an action claiming the annulment of the arbitration clause and was granted an injunction suspending the arbitration procedures, or otherwise subjecting the other party to a daily fine.

Based on the Legal Opinion of the Civil Law Institute (IDC), prepared by renowned jurists, Company management understands that this contract is null and void from a legal standpoint because it was not approved by ANEEL. Based on this definition and on the contract termination notification sent by UEG Araucária, COPEL is no longer liable for the unsettled monthly payments, whether prior or subsequent to the contract termination date.

Additionally, the opinion mentions that the payment of the value of the plant claimed in the arbitration request cannot be considered due before there is a final decision on the litigation by the Brazilian courts.

Company management, based on this legal opinion and on the understanding that the contract signed by the parties is null and void, chose to reverse the accrued monthly billings of the UEG Araucária contract at June 30, 2003.

On August 14, 2003, the Company filed an new lawsuit against UEG Araucária, called Anticipated Evidence Injunction, notified under No. 24,546/2003 with the 3rd District Tax Court of Curitiba, currently in the distribution and audit stage. The Company intends, in this manner, to have evidence in its favor that it is impossible to operate the plant in a continuous, safe, permanent manner. A court inspection will be carried out by an expert appointed by court based on prerequisites filed by the Company and UEG Araucária, who will issue a technical report. The Company and UEG Araucária will appoint technical assistants to follow up on the inspection. These assistants will also issue their conclusions on the same prerequisites.

The preliminary hearing at the Arbitration Court, CCI, Paris, was held on February 22, 2004. This hearing was adjourned to April 15, 2004. On that occasion, COPEL reaffirmed its position that it will not accept the arbitration and noted that there is a decision by Brazilian courts nullifying the contract's arbitration clause that supported the Paris proceedings.

c(iii) CIEN Agreement

On December 13, 1999, COPEL and CIEN reached a firm energy purchase commitment by entering into two contracts of 400 MW, totaling 800 MW of firm power and associated energy, to be made available by CIEN of 525 kV from Substation Itá (Santa Catarina).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

In order to resolve pending issues, on August 18, 2003, COPEL and CIEN renegotiated the "Memorandum of Understandings" in which the parties established the guidelines for the addenda to contracts 001/99 and 002/99.

These addenda comprise the following amendments to the original contracts: decrease in the contracted energy price; annual escalator based on criteria defined by the concession granting authority; decrease of contract period to 13 years from 20 years, with an option in 2005 to reduce contract termination to 2009, where this option would be free of charge for COPEL and burdensome for CIEN; reduction of the amounts of each contract by 50 percent; guarantees of receivables separate from the collection portfolio.

As of December 31, 2002, the Company had possible additional contingency of approximately R$ 300.0 million.

In 2003, the Company recognized R$ 564,569 in costs for electricity purchased for resale from CIEN. This amount includes R$ 332,000 of electricity purchased in 2003, R$ 7,499 of indexation and the balance of R$ 225,070 related to electricity purchased in prior years (R$ 315,000 under the renegotiation of the agreement, including R$ 63,000 paid in 2003 and R$ 252,000 provided for payments due in 2004 through 2007, less R$ 89,930 related to amounts provided as of December 31, 2002), which was recognized following the renegotiation of the agreement in 2003. This amount was considered a possible additional contingency as of December 31, 2002 and was not provided for at that date.

The addenda to formalize the agreement were signed on December 10, 2003 and approved by ANEEL on December 23, 2003.

c(iv) COMPAGAS Agreement

According to the agreement for sale of natural gas, dated May 31, 2000, COPEL should receive, purchase and pay COMPAGAS for 2,100,000m3/day of natural gas destined exclusively for consumption by UEG Araucária for generation of electric energy.

The agreement is valid for 20 years, as from the initial supply on September 27, 2002, renewable as mutually agreed upon the parties.

The price of gas at the delivery site will be the sum of three parts: one related to the commodity, one related to transportation and the third one related to COMPAGAS' margin. The total amount of this agreement was US$ 1.6 billion (unaudited), over the 20 year period. Currently, the installments will be adjusted based on the "Producer Price Index, Industrial Commodities", and the margin will be based on the IGPM variation.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

In the event of a supply failure, COMPAGAS will pay to COPEL fines up to the limit of US$ 4,300 per month, during a 12-month period. If payments are made with delay, they will be subject to a 2%-fine and monetary adjustment on a pro rata basis through the effective payment date, plus late payment charges of 1% per month.

Because of the litigation initiated with UEG Araucária and the fact that the energy purchase agreement entered into by the Company with UEG Araucária was not approved by ANEEL, the Company suspended the payments related to the natural gas purchase agreement. (This natural gas would be the fuel of the power plant that is currently idle and there is no forecast as when and if the plant will operate again).

The Company provided an accrual of the natural gas volume guaranteed by the agreement signed by the parties on a take-or-pay basis. The agreement also prescribes that the amount paid can be recovered over a seven-year period, linked to the equivalent gas consumption. However, this recovery depends on the results of the Company discussions with the other shareholders of UEG Araucária.

c(v) Usina Hidrelétrica de Itiquira

Contract entered into in 1999 by COPEL Distribuição, with the intermediation of Tradener Ltda., related to sale through Tradener of assured power owned by Itiquira and not sold in the context of the MAE, effective for 10 years. In July 2003, the Company signed an addendum to this contract, already approved by ANEEL, changing substantially the initial contractual terms and conditions. The agreed amount was reduced, Tradener was excluded as a consenting party, and the arbitration clause was also excluded and collateral changed.

22 Pension and Health Care plans

The Company sponsors a retirement pension plan ("pension plan") and a health-care plan, for medical and dental assistance during and after employment for its employees and their dependents, ("health-care plan") both administered by a separate entity, Fundação Copel, which operates in accordance with specific legislation and regulations in Brazil.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The funded status for both pension plan and health-care plan were as follows:

	December 31

	2003			2002

	Pension	Health-care
	plan	plan	Total	Total

Fully or partially covered obligations	2,186,092	336,442	2,522,534	2,270,232
Fair value of plan assets	(1,797,640)	(23,050)	(1,820,690)	(1,409,772)
Actuarial (gains) losses to be amortized	64,123	(70,668)	(6,545)	(180,006)

Total actuarial obligation balance	452,575	242,724	695,299	680,454

Unrecorded actuarial liabilities				(17,104)

Pension and health-care plans	452,575	242,724	695,299	663,350

Pension and health-care plans - current liability	81,299	10,874	92,173	67,445
Pension and health-care plans - long-term liability	371,276	231,850	603,126	595,905

Pension plan

Up to December 31, 1997, the Company sponsored a "defined benefit" pension plan, which was changed into a new "defined contribution" pension plan, as approved at the shareholders' meeting of October 15, 1998.

Due to the change in the former pension plan, the participant rights generated an obligation, which the Company agreed with Fundação Copel to pay in 240 monthly installments, beginning on February 1, 1999, indexed based on INPC (National Consumer Price Index) plus interest of 6% annually.

Upon the creation of wholly owned subsidiaries on July 1, 2001, the obligation generated in 1998, updated until that date by the interest and indexation in accordance with the agreement with Fundação Copel was formally transferred to them, with the same interest and index of the original agreement mentioned above, to be paid in 210 monthly installments, with maturity beginning August 1, 2001. As a guarantee, the sponsors authorized Fundação Copel to restrict their bank account in case of default and the Company remained as guarantor of any deficit arising from the granting of benefits.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

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

CVM 371/2000 - accounting for employee benefits

On December 13, 2000, the CVM issued Deliberation 371 ("CVM 371/2000"), approving the Brazilian Institute of Independent Auditors - IBRACON Pronouncement on Accounting For Employees Benefits and establishing accounting practices for computing, recording and disclosing the effects of post-retirement benefits plans in Brazil. The accounting practices are effective for the years starting on or after January 1, 2002.

To recognize the accounting practices of CVM 371/2000, COPEL adopted the following procedures:

(a) For the pension plan, once its total obligation had already been recognized since 1998, when there was the curtailment in the former defined benefit pension plan and the inception of the new defined contribution plan, as mentioned above, the Company simply adjusted the obligation balances as of and for the year ended December 31, 2001, then accounted for based on the agreement with Fundação Copel terms, to the obligation balances computed according to the criteria established by the referred CVM 371/2000, reflected all the impacts in income, in the amount of R$ 72,857.

(b) For the health-care plan the Company opted to recognize for its initial effects directly against shareholders' equity, as a prior year adjustments, net of income taxes, as allowed by the CVM 371/2000 in the amount of R$ 159,949 (net of deferred tax effects). In addition, to ensure the viability of this new health-care plan, as recommended in the independent actuarial report, an initial financial fund was contributed to Fundação Copel, intended to cover, in part, the current and the other part post-employment costs.

The estimated net periodic plan costs for 2004 and 2003, as follows:

	2004			2003

	Pension	Health-care
	plan	plan	Total	Total

Cost of current service	3,938	6,119	10,057	8,509
Estimated interest cost	216,992	34,041	251,033	242,899
Estimated return on plan assets	(180,700)	(2,340)	(183,040)	(141,336)
Estimated employee contributions	(404)		(404)	(373)
Amortization of gains and losses		2,876	2,876

Total estimated	39,826	40,696	80,522	109,699

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

In 2003 and 2002, expenses incurred with pension and health-care plans were as follows:

	Year ended December 31

	2003			2002

	Pension	Health-care
	plan	plan	Total	Total

Post employment period	56,920	52,779	109,699	75,203
Active employees		16,618	16,618	13,217

	56,920	69,397	126,317	88,420

Actuarial assumptions applied in the calculation of obligations and costs for 2004 and 2003 were as follows:

Percentage

Inflation rate	4.00
Expected discount/return rates	10.24
Salary increase rate	6.08
Health care cost increase rate	7.12

23 Shareholders' Equity

(a) Capital stock

At December 31, 2003, the capital stock amounts R$ 2,900,000 and are distribuded into the main shareholders as follows:

	Thousands of shares

			Preferred shares

Shareholder	Common shares	%	Class A	%	Class B	%	Total	%

State of Paraná	85,028,464	58.6					85,028,464	31.1
Paraná Investimentos S.A.	134				13,639		13,773
Eletrobrás	1,530,775	1.1					1,530,775	0.6
BNDESPAR	38,298,775	26.4			28,210,943	22,0	66,509,718	24.3
Stock exchange (Brazil)	19,236,434	13.3	121,838	30,1	58,462,380	45,6	77,820,652	28,4
Stock exchange (ADRs)	327,926	0.2			41,391,163	32,3	41,719,089	15,2
Municipalities	184,295	0.1	14,715	3,6			199,010	0.1
Other	424,278	0.3	269,058	66,3	140,559	0.1	833,895	0.3

Total shareholders	145,031,081	100.0	405,611	100.0	128,218,684	100.0	273,655,376	100.0

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The preferred shares "A" do not have any voting rights, however, they have priority in the reimbursement of capital and the right to dividend payments of 10% per annum, calculated proportionally on the capital stock of this class of shares at the balance sheet date, or to receive a dividend 10% higher than dividends paid to common shares, non-cumulative.

The preferred shares "B" do not have any voting rights, however, they have priority to receive annual dividends per share, which are 10% higher than dividends paid to common shares, after the priority of payments to preferred shares "A". The minimum dividends to preferred shares "B" are computed based on 25% of net income adjusted as prescribed by Brazilian Corporate Law and the Company's by-laws.

Under Article 17 of Brazilian Corporate Law 6,404 (as amended), dividends paid to preferred shares must be at least 10 percent higher than those attributed to common shares.

(b) Capital reserves

	December 31

	2003	2002

Contributions and grants for investments	702	697
Recoverable rate deficit (CRC)	790,555	790,555
Other	26,036	26,036

	817,293	817,288

(c) Revenue reserves

	December 31

	2003	2002

Legal reserve	165,995	157,438
Investment reserve	974,942	851,348

	1,140,937	1,008,786

The legal reserve is computed based on 5% of net income under Brazilian GAAP limited to 20% of capital stock. This reserve can only be used to increase capital stock or to offset accumulated deficits.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The investment reserve arises from the retention of net income remaining after legal and statutory distributions, and is required to ensure the Company's future investments program. This reserve was also used to offset the 2002 net loss.

(d) Dividends and interest on equity

In accordance with the Company's by-laws, dividends are distributable annually and computed based on net income for the year determined under the Brazilian GAAP, after the adjustments required by the Brazilian Corporate Law.

Article 9 of Law 9,249 dated December 26, 1995, allowed the deductibility for income tax purposes of interest on equity paid to shareholders, provided that such interest is computed based on the TJLP rate, effective in the year the interest on equity is computed.

As allowed by the CVM, the Company elected to pay interest on equity in the amount of R$ 42,584 as of December 31, 2003 (R$ 170,000 as of December 31, 2001), instead of paying dividends, and retain the remaining net income as an investment reserve. As of December 31, 2002 considering the net loss of R$ 320,019 neither dividends nor interest on equity were paid.

	Year ended December 31

	2003	2001

Net income for the year	171,137	475,310
Tax effects due to the option of paying interest on equity	(14,479)	(57,800)

Net income without tax effects of interest on equity	156,658	417,510
Legal reserve (5%) computed over net income above	(7,833)	(20,876)

Basis for dividend computation	148,825	396,634

Minimum dividends (25%)	37,206	99,159
Income tax withheld on interest on equity (*)	4,493	16,386

Minimum dividend computed considering the
effects of income tax	41,699	115,545
Excess over minimum dividend	885	54,455

Appropriated Interest on equity	42,584	170,000

(*)	On the portion of interest on equity distributed to exempt shareholders, income tax withholding is not applicable, resulting in an effective rate of 10.55% for 2003.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

24 Tariff Adjustments

a) Annual tariff adjustment

ANEEL approved, through Resolution No. 284, of June 23, 2003, electric energy tariffs chargeable to the Company's final customers, established the annual revenue of the connection plant, set the annual amount of the electric energy inspection service fee, and the tariffs for the use of distribution plants.

The tariff increase applies since June 24, 2003, with an average increase of up to 25.27%.

As disclosed in the Material Event published on June 27, 2003, in order to mitigate the impacts of this increase for the Paraná customers and avoid a possible decrease in consumption, reduce default, reward timely payments by customers that pay their bills on the due date, and to attract new customers, especially manufacturers, the Board of Directors of the Company analyzed, during the 60th Extraordinary Meeting held on August 26, 2003 and the 102nd Ordinary Meeting, of December 9, 2003, the granting of a discount on energy bills in the same amount of the increase authorized by ANEEL to performing customers. This measure was also analyzed by the 159th Extraordinary General Meeting, of October 3, 2003, re-ratified by the 160th Extraordinary General Meeting, of November 13th 2003.

Starting in January 2004, the Company decided to reduce the percentage of the discount offered to performing customers. This decision resulted in an average increase of 15 percent in the total amount of energy bills.

b) Periodic tariff review

Electric energy utility concession contracts establish that ANEEL can periodically review regulated tariffs to increase or decrease them because of changes in the cost structure and the market of the concessionaire, the tariffs charged by similar domestic and foreign companies, incentives to stimulate investments, efficiency, and the type of tariffs.

ANEEL Resolution No. 493, of 2002, establishes the methodology and the overall criteria used to define the payment base, for the periodic review of the tariffs charged by energy utility concessionaires.

COPEL's tariff review process has been in progress since June 2003.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The calendar set by ANEEL establishes that the Company must disclose data on a number of aspects, such as, but not limited to, energy purchase and sale market, revenue, operating costs. This data is matched monthly with the data since the contract signature date (June 1999) and projected data for the test year period (June 2004-May 2005).

In conformity with Resolution 493, COPEL engaged, through a bidding procedure, a company certified by ANEEL to conduct an asset appraisal work for the payment base.

ANEEL will schedule for an appropriate date a public hearing to explain the assumptions adopted for the COPEL tariff adjustment.

The process is due to be completed by June 2004, when ANEEL will publish in the Official Gazette the new tariffs effective for the tariff period June 2004-May 2005.

25 Operating Revenues

	Year ended December 31

	2003	2002	2001

Electricity sales to final customers
Residential	1,365,309	1,221,145	1,033,854
Industrial	1,172,135	1,053,648	849,305
Commercial	724,652	634,945	519,213
Rural	166,748	145,872	117,070
Public entities	116,423	98,655	79,229
Public lighting	106,265	98,058	81,095
Utility service	84,941	76,189	60,719

	3,736,473	3,328,512	2,740,485

Electric energy sales to distributors
Initial contracts	27,797	27,917	25,406
Bilateral agreements	217,626	49,084	36,984
Current	3	870	5,920
Sales - MAE	88,731	115,751	111,534

	334,157	193,622	179,844

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

	Year ended December 31

	2003	2002	2001

Use of main transmition grid
Electric grid	14,605	354	1,130
Basic grid	97,369	147,390	50,931
Connection grid	144	131	42

	112,118	147,875	52,103

Other revenues	96,694	92,314	105,679

	4,279,442	3,762,323	3,078,111

26 Value-added and taxes on sales and charges

	Year ended December 31

	2003	2002	2001

ICMS (value added taxes)	919,151	829,309	634,872
COFINS	157,150	143,900	104,680
PASEP	36,729	31,484	22,681
ISS	1,199	1,039	945
RGR	68,000	51,486	53,031
Emergency capacity charges	106,391	36,554

	1,288,620	1,093,772	816,209

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

27 Operating Expenses

(a) Electricity purchased for resale

	Year ended December 31

	2003	2002	2001

ANDE (Paraguay)	11,561	13,816	12,963
Eletrobrás (Itaipu)	395,664	425,476	338,684
CIEN	564,569	368,983
Dona Francisca Energética S.A.	32,336
Itiquira Energética S.A.	39,220	4,283
MAE	21,150	(36,843)	161,268
Other concessionaires	25,892	23,572	2,030
Deferred regulatory asset			(164,679)

	1,090,392	799,287	350,266

(b) Personnel expenses

	Year ended December 31

	2003	2002	2001

Salaries and wages	280,805	260,324	254,299
Payroll charges	94,989	87,492	86,833
Food and education allowances	23,094	20,169	19,144
Labor and severance indemnities	16,931	27,792	28,087
Employee profit sharing	16,000		24,000
Transfers to construction in progress	(31,516)	(33,409)	(36,704)

	400,303	362,368	375,659

In 1996, the Company adopted a program of profit sharing for its employees, provided certain previously agreed upon financial and operating goals were met. In 2003 and 2001, the amount of profit sharing provided was R$ 16,000 and R$ 24,000, respectively. In 2002, due to the net loss, the Company did not recognize an accrual for profit sharing.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(c) Regulatory charges

	Year ended December 31

	2003	2002	2001

Amortization of deferred regulatory asset - CVA	2,047	2,046
Fuel consumption account - CCC	123,748	122,443	120,030
Financial settlement - water resources	43,356	41,206	38,042
ANEEL inspection fee	6,019	6,977	7,837
Energy development account - CDE	43,445
Other	165	282

	218,780	172,954	165,909

(d) Materials and supplies

	Year ended December 31

	2003	2002	2001

Purchase of power - UEG Araucária
(Note 21(c)(ii))		76,719
UEG Araucária - materials (Note 21(c)(ii))		8,267
Purchase of gas - Compagas (Note 21(c)(iv))	193,087	28,948
Fuel for electric energy generation	12,206	7,496	5,186
Materials for use in the electricity system	13,308	9,504	8,062
Fuel and vehicle parts	16,205	13,756	12,303
Other	16,600	15,785	20,091

	251,406	160,475	45,642

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(e) Other expenses (income), net

	Year ended December 31

	2003	2002	2001

National Scientific and Technological
Development Fund (FNDCT)	5,144	2,423
Insurance	15,723	10,139	1,873
Taxes	14,522	11,933	30,940
Rentals	13,321	15,733	15,694
Provision for contingencies	4,200	1,165	4,475
Allowance for doubtful accounts	17,468	72,440	11,297
Donations, contributions and grants	1,276	8,479	4,078
Reversal of estimated billing - MAE, net
(Note 21(b))		57,297
Accrued REFIS interest	62,185
Accrual for ICMS -Olvepar (Note 18(i))		39,600
Expense recovery	(22,233)	(23,668)
ICMS credits - fixed assets		(79,584)
Other expenses	17,359	22,072	9,855

	128,965	138,029	78,212

The reversal of MAE estimated billing, for the period from August 2000 to September 2002, was due to the new accounting established by MAE to the electric energy concessionaires on November 4, 2002 (Note 21 (b)).

28 Financial Income (Expenses), Net

	Year ended December 31

	2003	2002	2001

Financial Income
Income on temporary cash investments	67,960	57,257	39,579
Charges on overdue receivables	59,836	34,830	25,632
Interest and commissions	73,245	59,708	54,875
Monetary adjustment	73,774	190,254	74,961
Monetary indexation - CVA	35,950
Other financial income	11,855	7,125	22,422

	322,620	349,174	217,469

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

	Year ended December 31

	2003	2002	2001

Financial Expenses
Interest on loans and financing	(189,146)	(188,851)	(121,970)
Monetary and exchange variation, net	119,591	(505,128)	(149,723)
Other financial expenses	(86,197)	(69,828)	(19,506)

	(155,752)	(763,807)	(291,199)

	166,868	(414,633)	(73,730)

29 Related-Party Transactions

The Company had transactions with unconsolidated related parties, including the sale of electric energy. Tariffs charged were approved by ANEEL and the amounts billed were not considered material for disclosure purposes. All other transactions were carried out under terms and conditions similar to market.

The Company had the following loans to related parties:

	December 31

	2003	2002

Foz do Chopim Energética Ltda.	31,054	28,184
Companhia Paranaense de Gás - COMPAGAS	6,209	8,440
Elejor - Centrais Elétricas Rio Jordão S.A.	24,000

	61,263	36,624

The following summarizes the most significant transactions with our principal shareholders:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Government of State of Paraná

The Company has an accounts receivable from the Government of State of Paraná, which owns 58.6% of the Company's common shares, under the CRC Account Agreement in the amount of R$ 1,036,326 and R$ 909,382 (including both current and non-current CRC accounts receivable) as of December 31, 2003 and 2002, respectively. The outstanding balance bears interest at an annual rate of 6.65% and is adjusted in accordance with the IGP-DI inflation index. The Company recorded interest income by the monetary indexation of R$ 144,787, R$ 257,894 and R$ 114,133 in 2003, 2002 and 2001, respectively.

BNDES Participações S.A. - BNDESPAR

BNDESPAR owns 26.4% of the Company's common shares. BNDESPAR is wholly owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social - BNDES and has the right to appoint 2 members to the Board of Directors. The Company has loans with BNDES of R$ 10,379 and R$ 14,789 as of December 31, 2003 and 2002, respectively. The Company recorded interest expense of R$ 1,450, R$ 1,941 and R$ 2,431 in 2003, 2002 and 2001, respectively.

The Company has a variety of transactions with its affiliates and other related parties. The most significant of these transactions are:

Companhia Paranaense de Gás - Compagas

The Company purchases natural gas from Compagas. The Company has an accounts payable to Compagas in the amount of R$ 161,999 and R$ 10,362 as of December 31, 2003 and 2002. The Company purchased natural gas totaling R$ 193,087 and R$ 28,948 in 2003 and 2002, respectively. Additionally, the Company has loans to Compagas totaling R$ 6,209 and R$ 8,440 as of December 31, 2003 and 2002. The Company recorded interest income of R$ 112, R$ 377 and R$ 883 in 2003, 2002 and 2001, respectively.

Braspower International Engineering S/C Ltda.

The Company has transfer of employees to Braspower International Engineering and received R$ 302, R$ 336 and R$ 111 during 2003, 2002 and 2001, respectively.

Carbocampel S.A.

The Company had an agreement with Carbocampel for the increase of the capacity of Usina Figueira. The expenses in 2002 and 2001 were R$ 3,536 and R$ 12,548, respectively.

Centrais Eólicas do Paraná Ltda.

The Company has a purchase of power agreement with Centrais Eólicas do Paraná. During 2003, 2002 and 2001 the purchases of power from Centrais Eólicas do Paraná totaled R$ 466, R$ 720 and R$ 618, respectively.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Centrais Elétricas Rio Jordão - Elejor

The Company has a loan to Elejor in the amount R$ 24,000 as of December 31, 2003.

Copel Amec S/C Ltda.

The Company has technical consulting services agreement with Copel Amec. The expenses recorded during 2003, 2002 and 2001 was R$ 22, R$ 135 and R$ 816, respectively. The Company has a transfer of employees for which received R$ 239, R$ 397, R$ 210 during 2003, 2002 and 2001, respectively.

Dona Francisca Energética S.A.

The Company purchased power in 2003 from Dona Francisca Energética S.A. totaling R$ 32,336. There Company has an accounts payable of R$ 3,625 as of December 31, 2003. The Company provided guarantees to its affiliate Dona Francisca Energética S.A., for the loans obtained from Interamerican Development Bank - IDB (guaranteed by its shares of the affiliated company's capital) and to BNDES, in the amounts of US$ 47,000 and R$ 47,300, respectively.

Escoeletric Ltda.

The Company had services agreement with Escoeletric and recorded expenses in 2002 and 2001 totaling R$ 1,657 and R$ 3,276, respectively.

Foz do Chopim Energética Ltda.

The Company has a loan to Foz do Chopim totaling R$ 31,054 and R$ 28,184 as of December 31, 2003 and 2002. The Company recorded interest income of R$ 3,175, R$ 2,891 and R$ 2,593 in 2003, 2002 and 2001, respectively. The Company has a purchase of power agreement with Foz do Chopim. During 2003, 2002 and 2001 the purchases of power from Foz do Chopim totaled R$ 14,490, R$ 9,820 and R$ 25,149, respectively.

Onda Provedor de Serviços S.A.

The Company has installments of invoices to receive from Onda Provedor de Serviços totaling R$ 4,765 and R$ 4,317 (including both current and non-current accounts receivable), as of December 31, 2003 and 2002, respectively. The Company recorded revenues under the lease of optical fibers to Onda of R$ 1,835 and R$ 3,704, R$ 2,815 as of December 31, 2003, 2002 and 2001, respectively.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Sercomtel S.A. - Telecomunicações

The Company leases optical fibers to Sercomtel S.A. Telecomunicações. The income recorded during 2003, 2002 and 2001 were R$ 1,983, R$ 1,532 and R$ 1,487, respectively.

Tradener Ltda.

The Company recorded expenses in 2003, 2002 and 2001 totaling R$ 157, R$ 4,996 and R$ 2,926, respectively.

UEG Araucária Ltda.

The Company purchased power and materials from UEG Araucária Ltda totaling R$ 84,986 in 2002. The Company had accounts payable in the amount of R$ 3,836 as of December 31, 2002.

30 Financial Instruments

The Company management carried out, through a derivatives policy, cross-currency interest rate swap contract against the effects of foreign exchange on US dollar-denominated liabilities.

At December 31, 2003, the nominal outstanding amount of derivatives was R$ 444,383, where the Company swap foreign exchange exposure by a percentage of CDI.

The book value of this financial instrument is restated according to contractual rates. At December 31, 2003, the unrealized loss of R$ 33,724 on these swap contract intended to minimize the Company exposure to foreign exchange fluctuations, was expensed to income for the year.

(a) Market value of financial instruments

The market value of the main Company financial instruments approximates their book values.

Market values were calculated according to the present value of these financial instruments, considering the interest rate charged by the market for transactions with similar risks and for similar periods.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

31 Subsequent Events

a) New model for the electric industry

Law No. 10,848, of March 15, 2004 introduced significant changes in the Brazilian electricity industry, especially as regards the selling procedures, the parameters regulating concession awards, the elements which have to be observed to plan electric energy offer expansion, and the allocation of risks to which the different segments of the electricity industry are exposed.

Among the proposed modifications, those related to the sale of energy by the generators to the distributors will have an immediate impact on the economic and financial equilibrium of the concessionaires, even though there are not yet elements available to quantify this impact.

The mandatory contracting of electric energy needs to meet fully the demand of the distribution market entails the comprehensive review of the relationship between generators and distributors submitted to this rule. Under the new legislation, the regulatory environment of this relationship will have an inevitable impact on pricing. This impact will be greater when mandatory contracts combine with actions by distributors to self-contract and provide own-generation.

In general, these measures indicate a significant expansion in energy volume to be negotiated in a regulated environment and a reduction in the current price volatility in the Wholesale Energy Market (MAE).

Although the new rules introduced innovations, because of the required high number of regulations required to implement them, the prospective impacts on the economic and financial equilibrium and future results of the Company cannot be calculated because of the lack of indispensable elements.

b) Organizational restructuring process

On February 19, 2004, the Extraordinary General Meeting defined the new Company structure by approving operational measures intended to unify its operations.

c) Court ruling on lawsuit against UEG Araucária Ltda.

On March 15, 2004, the Company obtained a favorable sentence issued by the Judge of the 3rd Tax Court, which fully granted the claims of Copel and nullified the arbitration clause in case of conflict between the parties, considering the unavailability of rights of mixed-capital companies such as Copel.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

d) Parliamentary Inquiry Committee (CPI)

The CPI's final report read in the plenary session of the State Assembly of December 2, 2003, provided several legal and administrative recommendations to Copel.

e) Agreement with Eurobond creditors

On June 15, 2004, the Eurobond creditors formally granted a permanent waiver on the December 2002, March 2003, June 2003 and September 2003 covenant default (Note 16(i)).

32 Supplemental Information - Consolidated statements of cash flows

Brazilian GAAP does not require the presentation of a statement of cash flows. This statement in Brazilian GAAP is presented as supplementary information to the primary financial statements. The presentation of the statement of cash flows describing cash flows from operating, financing and investing activities is presented as follows:

	Year ended December 31

	2003	2002	2001

Cash flows from operating activities
Net income (loss) for the year	171,137	(320,019)	475,310
Adjustments to reconcile net income to cash provided by
operating activities
Depreciation and amortization	292,342	282,390	284,466
Loss on disposal of property, plant and equipment and other	14,534	30,040	36,355
Write-off of Parcel A costs - Extraordinary item (Note 9)		302,967
Equity in results of investees	(31,730)	34,174	(26,722)
Pension plan	103,474	83,488
Unrealized losses from cross-currency interest rate swaps	33,724
Provision for contingencies	18,510	31,523	76,373
Provision for losses on tax incentives	39,590
Long-term suppliers	272,000	37,563
Deferred income and social contribution taxes	(52,559)	(111,112)	(71,245)
Monetary variation of long-term assets and liabilities	(227,450)	262,797	46,621
Allowance for doubtful accounts	17,468	72,440	11,297
Gain on sale of interest on equity investees	(24,903)		(5,160)
Changes in current assets and liabilities
Accounts receivable and other receivables	(128,287)	37,079	(163,211)
Materials and supplies	(6,503)	(2,000)	(4,371)
Deferred regulatory asset	66,743	63,153	(90,890)
Dividends receivable	(6,919)	2,746
Recoverable Rate Deficit (CRC)	(61,483)	10,068	(11,888)
Prepaid expenses and other	(58,733)	1,892	19,060
Suppliers	146,475	(53,964)	185,862
Accrued payroll costs	26,628	(16,902)	5,281
Taxes and social contributions, net of assets and liabilities	289,779	(142,478)	129,381
Regulatory charges	7,854	4,685	(14,981)
Pension plan	(71,525)	(94,150)	(2,490)
Other accrued liabilities	(15,115)	2,290	(18,894)
Changes in non-current assets and liabilities
Accounts receivable	(44,848)	(30,325)	(25,598)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

	Year ended December 31

	2003	2002	2001

Judicial deposits	(35,005)	(63,569)	(7,936)
Deferred regulatory asset	(193,250)	(145,276)	(212,077)
Loans to equity investees	(24,000)		(24,765)
Deferred income and social contribution taxes and taxes recoverable	(17,677)	(133,242)	(12,585)
Other non-current assets	(4,116)	(3,757)

Net cash provided by operating activities	496,155	142,501	577,193

Cash flows from investing activities
Investments
Investments - additions	(42,094)	(95,798)	(105,715)
Sale of interest on equity investees	88,309		22,830
Interest on equity and dividends receivable	11,246	7,323	7,875
Additions to property, plant and equipment	(322,307)	(303,642)	(339,315)
Customers' contributions (special obligations)	44,109	33,997	31,715
Donations and investment grants received	5	696
Other long-term liabilities			7,113

Net cash used in investing activities	(220,732)	(357,424)	(375,497)

Cash flows from financing activities
New loans obtained - non-current			64,171
Debentures - non-current		500,000
Increase (decrease) in short-term loans and debentures, net	(55,886)	(92,043)	14,508
Repayments of long-term debt	(70,567)	(103,256)	(128,199)
Dividends paid (interest on equity)	(8)	(55,437)	(210,684)

Net cash provided by (used in) financing activities	(126,461)	249,264	(260,204)

Net increase (decrease) in cash and equivalents	148,962	34,341	(58,508)

Cash and cash equivalents, beginning of the year	199,919	165,578	224,086
Cash and cash equivalents, end of the year	348,881	199,919	165,578

	148,962	34,341	(58,508)

Supplementary cash flow information
Income and social contribution taxes paid	40,674	111,041	32,414
Interest paid, net of amount capitalized	186,464	122,931	96,756

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

33 Summary of Principal Differences between Brazilian GAAP and US GAAP

(a) Description of the GAAP differences

Copel's accounting policies comply with Brazilian GAAP and its consolidated financial statements are prepared in accordance with Brazilian GAAP. Notes 2, 3 and 4 to the consolidated financial statements summarize the accounting policies adopted by the Company. Accounting policies that differ significantly from accounting principles generally accepted in the United States of America ("US GAAP") are summarized as follows:

a(i) Supplementary Inflation Restatement in 1996 and 1997 for US GAAP

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments (together denominated permanent assets) and shareholders' equity, and reported the net charge or credit in the statement of operations. However, under US GAAP, Brazil ceased to be treated as a high inflationary economy only as from January 1, 1998. Accordingly the financial information for purposes of US GAAP should include the effects of the variation in the inflation index, Index - Internal Availability (IGP-DI), on permanent assets. The IGP-DI index increased by 9.3% in 1996 and 7.5% in 1997.

For purposes of the US GAAP reconciliation, shareholders' equity under US GAAP was increased by R$ 1,043,066 and R$ 1,204,897, at December 31, 2003 and 2002, respectively, due to the additional inflation restatement adjustments, net of depreciation. These amounts generated increases in depreciation charges of R$ 148,628, R$ 132,739 and R$ 129,309 in 2003, 2002 and 2001, respectively.

a(ii) Regulated accounting policies

a(ii).1 Capitalization of interest costs relating to construction in progress

Under Brazilian energy sector regulated accounting, through March 1999 Copel imputed interest on shareholders' funds applied in construction in progress and were capitalized. Additionally, as from December 31, 1995 Copel started capitalizing such interest costs and related monetary and exchange variations of such borrowed funds to construction in progress.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Under US GAAP, only capitalization of interest on borrowed funds is acceptable; therefore, for US GAAP reconciliation purposes, the imputed interest on shareholders' funds and exchange variations, which were capitalized and included in construction in progress, were reversed. Only interest and monetary variation on borrowed funds remains capitalized and the depreciation is computed using the rates applicable to the corresponding class of property, plant and equipment.

a(ii).2 Deferred regulatory asset

Under Brazilian GAAP, Copel has applied regulatory accounting for all years presented. Under US GAAP, Copel applies regulatory accounting. However, as from July 2003, Copel has provided discounts on the full tariff approved by the regulator, ANEEL, for payments made by customers on the due date. With this discount Copel is no longer reasonably assured of charging a tariff sufficient to recover all of its deferred costs. Accordingly, Copel has written-off its regulatory accounting assets as of December 31, 2003 for US GAAP purposes.

On June 24, 2004, ANEEL granted a tariff increase of 14.43%. However, the Company decided to continue its policy of discounts to customers who pay their bills when due.

a(ii).3 Special obligations

Under Brazilian GAAP, the Company records special obligations, representing customers' contributions to the cost of expanding power supply systems, as a reduction of property, plant and equipment when the Company acquires the related assets. These assets are recorded as a non-current asset in property, plant and equipment subject to depreciation over the applicable useful lives. Obligations linked to the Electric Energy Public Service Concession, are presented on the financial statements as a reduction of property, plant and equipment, since they represent the balance of the amounts and/or assets received from customers, the Federal Government, among others, for investments linked to the concession.

Under US GAAP contributions received from customers as reimbursement for construction costs, that will be not returned, are credited against the cost of the related fixed assets and reducing depreciation expenses recognized in future periods. For US GAAP reconciliation purposes, special obligations are amortized using the depreciation rates applicable to the corresponding class of property, plant and equipment acquired with such customers' contributions.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(ii).4 Indemnification costs

Brazilian utility companies are allowed to capitalize excessive costs incurred in the course of building new plants, such as contractual penalties on delays on construction or contractors' claims and provision for labor contingencies recorded after the construction is concluded and the plants are already operating. Under US GAAP, such excessive costs would not be capitalized.

a(iii) General accounting policies

a(iii).1 Pension and other benefits

Under Brazilian GAAP, up to 2000, the pension and other retirement benefit costs were recognized when the plans were funded. The Company's defined contributions pension plan was changed from a defined benefit plan in 1998 (See Note 22). As from 2002, or from 2001 at the Company's option, the pension and other post-retirement benefits costs must be recognized in accordance with Deliberation CVM 371/2000, which is similar to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 87 and SFAS No. 106. The Company has recognized, in accordance with CVM Deliberation 371/2000, the effects of the pension plan was reflected in income in 2001 and the effects of its health-care plan; therefore, the obligation was charged to shareholders' equity during 2001, as a prior year adjustment.

For US GAAP reconciliation purposes, the provisions of SFAS 87 - "Employers' Accounting for Pensions" and SFAS 106 - "Employers' Accounting for Post-retirement Benefits Other than Pensions" were applied. Both SFAS 87 and SFAS 106 require recognition of costs on a more comprehensive accrual basis. Additionally, US GAAP requires the recognition of either an asset or a liability, as appropriate, for the difference between the projected benefit obligations (as defined in SFAS 87 and SFAS 106) and plan assets at fair value, adjusted for certain reconciling items.

a(iii).2 Tax incentive investments

These investments, approved by the government in underdeveloped regions of Brazil or in specific projects, are available without additional cost upon the payment of taxes. Under Brazilian GAAP the investments are recorded as an asset, with a corresponding credit to a reserve in shareholders' equity. For US GAAP reconciliation purposes the credit to a reserve in shareholders' equity is reversed and credited against income tax expense.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(iii).3 Income taxes

Under Brazilian GAAP, the deferred income tax asset represents the probable estimated amount to be recovered. Deferred income taxes are presented gross rather than being netted.

Under US GAAP, the liability method is used to calculate income taxes and deferred taxes are accrued on all temporary differences. Deferred tax assets and liabilities are classified as current or non-current based on the classification of the asset or liability underlying the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are netted rather than presented gross.

For purposes of the US GAAP reconciliation, the adjustment for deferred taxes relates to the US GAAP adjustments.

a(iii).4 Provision for dividends and Interest on equity

Under Brazilian GAAP, at each balance sheet date, management is required to propose a dividend distribution from earnings and accrue for this in the financial statements, subject to ratification by the shareholders' meeting. Under US GAAP, dividends are not accrued until they are formally declared. Interest on equity is a legal liability from the time it is announced and is accrued under both Brazilian GAAP and US GAAP at that time.

a(iii).5 Comprehensive income

Brazilian GAAP does not recognize the concept of comprehensive income.

Under USGAAP, SFAS 130, "Reporting comprehensive income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity. For US GAAP reconciliation purposes, the amounts related to the additional minimum liability of the pension plan and the related deferred tax effect that were recorded as adjustments directly to equity and have been considered as other comprehensive income.

a(iii).6 Prior period adjustments

Under Brazilian GAAP, prior period adjustments encompass corrections of errors in previously issued financial statements and the effects of changes in accounting principles. Also, certain differences in estimates may be recorded as a "prior year adjustment" directly against retained earnings. The Company recorded a prior year adjustment of R$ 3,598 in 2003.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

For US GAAP reconciliation purposes, prior period adjustments were effectively limited to correction of errors the accumulated effect of adjustments related to changes in accounting principles were charged to income. Under US GAAP, differences in estimates are recorded in the statement of operations of the current year.

a(iii).7 Equity in results of investees

Under Brazilian GAAP, the equity method of accounting is applied for investments where the investor has influence and/or at least 20% interest and also for investments considered significant, which includes interest between 10% and 19% that represent more than 10% individually or 15% in aggregate in relation to the investors’ shareholders' equity.

Under US GAAP, the equity method is only required for investments with significant influence at investments with interest less than 20% and when interests exceeds 20% as established in APB 18 - Equity Method of Accounting for investments in common stocks.

Based on that, Dominó Holdings S.A. (15% interests) and Campos Novos Energia S.A. (16% interests) would have been accounted for under the cost method because the Company does not have significant influence. Therefore, for US GAAP reconciliation purposes, DominóHoldings S.A. and Campos Novos Energia S.A. equity results are reversed.

Under Brazilian GAAP, the investments in COMPAGAS have not been consolidated. Under US GAAP, the investment in COMPAGAS should be consolidated, as the participation of Copel is 51%. If this investment had been consolidated, the total assets should have been increased by R$ 336,717 as of December 31, 2003 (R$ 122,827 as of December 31, 2002). This difference in accounting principle has no impact on US GAAP net income, shareholders' equity or disclosures.

In addition, under Brazilian energy regulated accounting, equity in results of investees is recognized in a special caption in the statement of operations before the caption other income (expenses). Under US GAAP equity in results of investees is classified in the statement of operations in a caption after income tax.

a(iii).8 Deferred charges in subsidiaries

Brazilian GAAP permits deferral of expenses, major overhauls costs, pre-operating expenses incurred in the construction or expansion of a facility before the facility begins operations, research and development expenditure and other items.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Under US GAAP research and development, start-up and pre-operating costs are expensed as incurred and recorded in the statement of operations within general and administrative expense.

a(iii).9 Reversal of goodwill

Under Brazilian GAAP the goodwill acquired during the purchase of 45% interest in Sercomtel S.A. - Telecomunicações and Sercomtel Celular S.A. was accounted for as equity method and it is being amortized over 10 years.

For US GAAP reconciliation purpose, the Company according to SFAS 142 stopped amortizing goodwill and reviewed it for impairment in accordance with paragraph 19(h) of APB18 "The Equity Method of Accounting for Investments in Common Stock". The reversal of the amortization for the year ended December 31, 2003 was R$ 4,808 (2002 - R$ 4,808) and no goodwill impairments were identified. Had goodwill not been amortized in the year ended December 31, 2001, the reversal of goodwill amortization of R$ 4,808 would had been made in that year.

a(iii).10 Disposal of assets

Under Brazilian GAAP, disposals of assets are recorded as a non-operating expense. Under US GAAP, disposals of assets are classified as an operating expense.

a(iii).11 Impairment of long-lived assets

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written down to recoverable values, preferably based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure that the asset is depreciated according to the estimated net realizable values at the estimated date of substitution.

Under US GAAP, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from identified asset groups, representing the lowest level for which identifiable cash flow are largely independent of the cash flows of other groups of assets, is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

There were no differences relating to impairment provisions, between Brazilian GAAP and US GAAP, and there were no circumstances or events to require the impairment tests to be performed for US GAAP, for the years presented.

a(iii).12 Financial Derivatives Instruments

Under Brazilian GAAP, there is no requirement for financial derivative instruments accounting. The Company records its financial instruments based on contractual rates, recognized on the accrual basis.

Under US GAAP SFAS No. 133, as amended and interpreted, "Accounting for Derivative Instruments and Hedging Activities", requires that a company recognize all derivatives that do not qualify as hedges either assets or liabilities and measures those instruments at fair value. Changes in market value are included in the Company's results. None of the derivative instruments that the Company has entered into qualify as hedges.

a(iii).13 Extraordinary item

Under Brazilian GAAP, the write-off of Parcel A costs in 2002 was recoded as an extraordinary item. For US GAAP reconciliation purposes, the related write-off should not be classified as an extraordinary item for not meeting the criterion described in paragraph 20 of APB 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". Accordingly, this difference in accounting policy has neither impact in net income (loss) nor in shareholders' equity.

a(iii).14 Segment reporting

Under Brazilian GAAP, there is no requirement to present disaggregated information with respect to business segments of an enterprise.

Under US GAAP, SFAS 131, "Disclosures About Segments of an Enterprise and Related Information", requires that public enterprises disclose certain information about segments on the basis that top management uses to allocate resources among segments and evaluate their performance. The Company operates principally in the energy business; the Company's other activities are not significant.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(iii).15 Earnings (loss) per share

Under Brazilian GAAP net income or loss per share is calculated based on the number of shares outstanding at the balance sheet date. Under US GAAP, the earnings or loss per share calculation takes into account common stock equivalents and the weighted average number of shares outstanding during the reporting period. Also, US GAAP requires the computation of diluted earnings or loss per share, which is not a practice under Brazilian GAAP. The Company does not have any potential common stock equivalents that could have a dilutive effect.

Since the preferred and common shareholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the ''two-class'' method. The ''two-class'' method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends declared as required by the Company's by-laws and participation rights in undistributed earnings calculated in accordance with the rights to dividends of each class of shares as discusses on Note 23. Common and preferred shareholders share equally in undistributed losses. The basic and dilutive earnings per share calculated are presented on the table on Note 33(b)(ii).

Income (loss) per share data is presented per thousand shares. Such presentation is consistent with the practice in Brazil of trading and quoting shares in thousand share lots.

a(iii).16 Financial statement note disclosures

Brazilian GAAP in general requires less information to be disclosed in the notes to the financial statements than US GAAP. The additional disclosures required by US GAAP, which are relevant to the accompanying financial statements, are included in Note 33 (c).

(b) Reconciliation of differences between Brazilian GAAP and US GAAP

Net income and shareholders' equity, adjusted to take into account the significant differences between Brazilian GAAP and US GAAP, are as follows:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

b(i) Shareholders' equity reconciliation of the differences between Brazilian GAAP and US GAAP

		December 31

	Ref. to Note 33	2003	2002

Shareholders´ equity under Brazilian GAAP		4,858,230	4,726,074
Increase (decrease) due to remeasurement up to December 31, 1997, based on IGP-DI
Property, plant and equipment	a.(i)
Cost		5,179,997	5,193,200
Accumulated depreciation		(3,920,297)	(3,748,959)
Special obligations, net of cumulative amortization	a.(ii).2	(216,634)	(239,344)

		1,043,066	1,204,897

Different criteria for
Capitalization of interest during construction
Reversal of interest capitalized under Brazilian regulated accounting, net of accumulated depreciation	a.(ii).1	(465,915)	(500,643)
Reversal of monetary and exchange variations capitalized under Brazilian regulated accounting, net of accumulated depreciation	a.(ii).1	(162,472)	(168,013)
Capitalization of interest	a.(ii).1	1,036,705	1,028,985
Depreciation of capitalized interest	a.(ii).1	(649,472)	(614,510)
Deferred regulatory asset	a.(ii).2	(237,853)
Cumulative amortization of special obligations (historical amounts)	a.(ii).3	421,526	396,290
Reversal of indemnification costs, net of cumulative amortization	a.(ii).4	(150,290)	(155,677)
Provision for losses on tax incentive investments	a.(iii).2		(18,235)
Pension SFAS 87 adjustment	a.(iii).1	68,947	(163,735)
Health-care SFAS 106 adjustment	a.(iii).1	102,311	86,541
Market value of financial instruments	a.(iii).12	10,525
Reversal of goodwill amortization	a.(iii).9	9,616	4,808
Reversal of equity in results of investees recognized under Brazilian GAAP	a.(iii).7	(55,396)	(28,943)

		(71,768)	(133,132)

Deferred income tax effects of the above adjustments	a.(iii).3	(336,351)	(362,206)

Shareholders' equity under US GAAP		5,493,177	5,435,633

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

b(ii) Net income (loss) reconciliation of the differences between Brazilian GAAP and US GAAP

		Year ended December 31
	Ref. to
	Note 33	2003	2002	2001

Net income under Brazilian GAAP		171,137	(320,019)	475,310
Increase (decrease) due to remeasurement up to December 31, 1997-based on IGP-DI	a.(i)
Property, plant and equipment:
Cost		(13,203)	(38,241)	(37,041)
Depreciation		(171,338)	(155,449)	(152,019)
Special obligations (amortization of remeasurement)	a.(ii).2	22,710	22,710	22,710

		(161,831)	(170,980)	(166,350)
Different criteria for
Capitalization of interest during construction
Reversal of interest capitalized under Brazilian regulated accounting	a.(ii).1	34,728	36,404	40,790
Reversal of monetary and exchange variations capitalized Under Brazilian regulated accounting	a.(ii).1	5,541	5,784	6,365
Additional capitalization of interest	a.(ii).1	7,720		14,755
Depreciation of capitalized interest	a.(ii).1	(34,962)	(34,281)	(34,383)
Deferred regulatory asset	a.(ii).2	(237,853)
Amortization of special obligations (original amounts)	a.(ii).3	25,236	23,792	22,475
Reversal of indemnification costs, net of amortization	a.(ii).4	5,387	(4,658)	(4,262)
Tax incentives investments	a.(iii).2	5	696	1,882
Reversal (additional) of provision for losses on tax incentive investments	a.(iii).2	18,235	(4,951)	1,180
Pension- SFAS 87 adjustments	a.(iii).1	(17,529)	(20,583)	(59,362)
Health-care SFAS 106 adjustments	a.(iii).1	15,770	(11,534)	(24,165)
Fair value of financial instruments	a.(iii).12	10,525
Reversal of goodwill amortization	a.(iii).9	4,808	4,808

Reversal of equity on results of investees recognized under Brazilian GAAP	a.(iii).7	(26,453)	(7,007)	(21,936)
Prior period adjustment	a.(iii).6	3,598

		(185,244)	(11,530)	(56,661)

Deferred taxes on the above adjustments	a.(iii).3	110,927	49,041	83,065

Net income (loss) under US GAAP		(65,011)	(453,488)	335,364

Other comprehensive income - decrease (increase) in minimum pension plan liability, net of tax effects	a.(iii).5	165,139	(118,791)	(36,656)

Net income (loss) under US GAAP, net of comprehensive income (loss) under US GAAP		100,128	(572,279)	298,708

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

		Year ended December 31
	Ref. to
	Note 33	2003	2002	2001

Net income (loss) per thousand shares in accordance with US GAAP, before comprehensive income

Common shares-Basic and Diluted	a.(iii).15	(0.24)	(1.66)	1.17

Weighted average (thousand) common shares outstanding		145,031,081	145,031,081	145,031,081

Preferred shares A-Basic and Diluted	a.(iii).15	(0.24)	(1.66)	0.65

Weighted average (thousand) preferred shares outstanding		406,286	413,298	413,298

Preferred shares B-Basic and Diluted	a.(iii).15	(0.24)	(1.66)	1.29

Weighted average (thousand) preferred shares outstanding		128,218,010	128,210,997	128,210,997

b(iii) Statements of changes in shareholders' equityin accordance with US GAAP

	Year ended December 31

	2003	2002	2001

Shareholders' equity under US GAAP at beginning of the year	5,435,633	6,007,912	5,884,409
Other comprehensive income (loss) - (increase) decrease in minimum pension plan liability	250,211	(179,987)	(62,477)
Deferred tax effect of minimum pension plan liability	(85,072)	61,196	20,616
Net income (loss) for the year	(65,011)	(453,488)	335,364
Dividends - interest on equity	(42,584)		(170,000)

Shareholders' equity under US GAAP at end of the year	5,493,177	5,435,633	6,007,912

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The components of accumulated other comprehensive income as of and for the years ended December 31, are as follows:

	Minimum pension liability	Deferred income tax effect	Minimum pension liability, net of deferred income tax

December 31, 2001	(112,021)	38,087	(73,934)
Current period change	(179,987)	61,196	(118,791)

December 31, 2002	(292,008)	99,283	(192,725)

Current period change	250,211	(85,072)	165,139

December 31, 2003	(41,797)	14,211	(27,586)

(c) Additional disclosures required by US GAAP

Based on the report of the Company's independent actuaries, the funded status and related amounts under US GAAP as at December 31, 2003, 2002 and 2001 for the Company's pension obligations to retirees in accordance with SFAS No. 132, "Employer's Disclosures About Pensions and Other Post-Retirement Benefits", as amended, are as follows:

c(i) Retirement Pension Plan

c(i).1 Changes in Benefit Obligation

	Year ended December 31

	2003	2002

Benefit obligation, beginning of year	2,028,471	1,711,038
Service cost	3,862	4,370
Interest cost	201,387	169,699
Plan participants´contributions	380
Actuarial losses	66,036	250,099
Benefits paid	(114,044)	(106,735)

Benefit obligation, end of year	2,186,092	2,028,471

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

c(i).2 Changes in plan assets

	Year ended December 31

	2003	2002

Fair value of plan assets, beginning of year	1,391,345	1,246,448
Actual return on plan assets	450,037	193,092
Employee's contributions	380	358
Company contributions	69,922	58,182
Benefits paid	(114,044)	(106,735)

Fair value of plan assets, end of year	1,797,640	1,391,345

c(i).3 Funded status

	Year ended December 31

	2003	2002

Actuarial present value of:
Vested benefit obligation	1,687,722	1,594,136
Non-vested benefit obligation	493,548	427,116

Total accumulated benefit obligation	2,181,270	2,021,252

Projected benefit obligation	2,186,092	2,028,471
Fair value of plan assets	(1,797,640)	(1,391,345)

Funded position	388,452	637,126
Unrecognized net transition obligation	(2)	(595)
Unrecognized net gain	(46,619)	(299,227)

Accrued pension expense	341,831	337,304
Adjustment to recognize minimum liability charged to equity, net of intangible asset	41,797	292,008

Total accrual required at December 31	383,628	629,312

Recognized by the Company	(452,575)	(465,577)

Total adjustments to US GAAP shareholders' equity	68,947	(163,735)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The unrecognized net transition obligation and net gains or losses are being amortized on a straight-line basis over 15 years.

c(i).4 Actuarial weighted average assumptions

	Percentage

	2003	2002	2001

Discount rate	10.24	10.24	10.24
Salary increase rate	6.08	6.08	6.08
Expected return on plan assets	10.24	10.24	10.24
Inflation	4.00	4.00	4.00

c(i).5 Components of Net Periodic Pension Cost

	Year ended December 31

	2003	2002	2001

Service cost	3,862	4,370	4,464
Interest cost	201,387	169,699	149,903
Expected return on assets	(139,437)	(123,434)	(112,058)
Amortizations
Actuarial loss (gain), net	8,044
Unrecognized net transition obligation	593	593	593
Employee contributions		(358)	(388)

Net periodic pension cost under US GAAP	74,449	50,870	42,514

Pension costs considered under Brazilian GAAP	(56,920)	(30,287)	16,848

Adjustment to US GAAP net income	(17,529)	(20,583)	(59,362)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

c(ii) Post-retirement health-care plan

c(ii).1 Net periodic post-retirement costs

	Year ended December 31

	2003	2002	2001
Components of net periodic post-retirement costs
Service cost	4,274	4,192	3,565
Interest cost	24,408	22,239	18,448

	28,682	26,431	22,013

Amortizations
Net loss	1,176	1,411	820
Expected returns on plan assets	(1,899)	(1,173)
Unrecognized net transition obligation	9,050	9,050	9,050

Net periodic post retirement cost under US GAAP	37,009	35,719	31,883

Post retirement costs considered under
Brazilian GAAP	(52,779)	(24,185)	(7,718)

Adjustment to US GAAP net income	15,770	(11,534)	(24,165)

c(ii).2 Funded status

	December 31

	2003	2002

Total accumulated benefit obligation	336,442	241,761
Fair value of plan assets	(23,050)	(18,427)

Funded position	313,392	223,334
Unrecognized net transition obligation	(63,274)	(72,324)
Unrecognized net losses	(109,705)	(39,778)

Total accrual required at December 31,	140,413	111,232
Recognized by the Company	(242,724)	(197,773)

Total adjustments to US GAAP shareholders' equity	102,311	86,541

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

c(ii).3 Changes in benefit obligation

	Year ended December 31

	2003	2002

Benefit obligation, beginning of year	241,761	220,424
Service cost	4,274	4,192
Interest cost	24,408	22,239
Actuarial losses	75,257	2,121
Benefits paid	(9,258)	(7,215)

Benefit obligation, end of year	336,442	241,761

The asset allocation for the Company's pension plans at the end of 2003 and 2002, and the target allocation for 2004, by asset category, follows:

	Year ended December 31

	Target allocation for 2004	2003	2002

Equity securities	29%	29%	23%
Real estate	3%	3%	5%
Loans	1%	1%	1%
Fixed income	67%	67%	71%

	100%	100%	100%

The plan investment strategy is based on a long-term macroeconomic scenario. This scenario presents low Brazil’s risk, moderate economic growth, stable inflation and exchange rates, and moderate interest rates. The devised asset mix is composed by fixed income, equities and loans. The fixed income target allocation ranges from 57% to 100%, equities target allocation is up to 30%, real state is up to 8% and loans, up to 5%.

The Company expects to contribute R$ 69,386 to its pension plan and R$ 7,828 to its post retirement benefit plan in 2004.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

c(iii) Concentration of credit risk

COPEL is prohibited from investing its surplus cash balances in financial instruments other than government securities controlled by the Central Bank of Brazil or federally owned banks. Credit risk with respect to customer accounts receivable is diversified. COPEL continually monitors its customer accounts receivable and limits its exposure to bad debts by curtailing service if any invoice is one month overdue. Exceptions comprise supply of electricity that must be maintained for reasons of safety or national security. The Company purchased electricity for resale from Eletrobrás (Itaipu) totaling R$ 395,664, R$ 425,476 and R$ 338,684, corresponding to 36.3%, 53.3% and 96.7% of the cost of electricity purchased for resale, in 2003, 2002 and 2001, respectively. Eletrobrás owns 1.1% of the Company's common shares.

c(iv) Operating income in accordance with US GAAP

		Year ended
		December 31,
	Ref. to	2002

As reported under Brazilian GAAP		315,444
Extraordinary item	Note 9	(302,967)

Operating income under US GAAP		12,477

c(v) New US GAAP accounting pronouncements

In December 2003, the FASB issued FASB Interpretation No. 46 - "Consolidation of Variable Interest Entities, (revised December 2003)". The primary objectives of ("FIN 46R") are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise's maximum exposure to loss as a result of its involvement with the VIE.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The implementation date of FIN 46R is the first period ending after December 15, 2003 for Special Purpose Entities (SPEs) and as from January 1, 2004 for previously existing variable interest entities which are not SPEs. FIN 46R may be applied prospectively with a cumulative adjustment as of the date on which it is first applied or by restating previously issued financing statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The Company is evaluating if it has any continuing transactions or agreements which existed before January 31, 2003 which may be required to be consolidated as from 2004.

In May 2003 FASB issued SFAS No. 150 - "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The FASB decided to make this statement effective shortly after issuance for contracts entered into or modified after it is issued and for existing contracts at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect SFAS 150 to have a material impact on the financial statements.

In July 2003, the Emerging Issues Task Force ("EITF" or "Task Force") reached consensus on EITF 01-08, "Determining Whether an Arrangement is a Lease", which addresses the evaluation of whether an arrangement contains a lease within the scope of FAS No. 13 based on the substance of the arrangement. EITF 01-08 is effective after the beginning of an entity's next reporting period beginning after May 28, 2003. The adoption of EITF 01-08 is not currently expected to have a significant effect on the financial statements.

* * *