Form 20-F
period 2004-12-31
ENERGY CO OF PARANA
filed 2005-06-29
CIK 1041792

As filed with the Securities and Exchange Commission on June 29, 2005

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 Commission file number: 001-14668

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
_________________ * Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as December 31, 2004:

145,031,080,782 Common Shares, without par value
404,332,021 Class A Preferred Shares, without par value
128,219,963,467 Class B Preferred Shares, without par value

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

     The audited consolidated financial statements of Copel as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this Annual Report (the “Consolidated Financial Statements”) have been prepared in accordance with the accounting practices adopted in Brazil, (“Brazilian GAAP”), which are based on:

  Brazilian Law No. 6,404/76, as amended by Law No. 9,457/97 and Brazilian Law No. 10,303/01, which we refer to collectively as Brazilian Corporation Law (“Brazilian Corporation Law”);

  the rules and regulations of the Brazilian Securities Commission, Comissão de Valores Mobiliários (“CVM”);

  the accounting manual of the Brazilian regulatory agency for the electric sector, Agência Nacional de Energia Elétrica — ANEEL (“ANEEL”); and

  the accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil).

     Brazilian GAAP differs in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For more information about the differences between Brazilian GAAP and U.S. GAAP, and a reconciliation of our net income (loss) and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see Note 33 to our Consolidated Financial Statements.

     Financial information in this Annual Report is presented in reais. On June 1, 2005, the commercial selling rate for reais was R$2.43 per U.S.$1.00.

     References in this Annual Report to the “Common Shares,” “Class A Shares” and “Class B Shares” are to our common shares, class A preferred shares and class B preferred shares, respectively. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing 1,000 Class B Shares. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

     Certain terms are defined the first time they are used in this Annual Report. The “Index of Defined Terms” that begins on page 102 lists those terms and where they are defined. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary” that begins on page 104.

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

  competition;

  electricity shortages; and

  other factors discussed below under “Item 3. Key Information—Risk Factors.”

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

     The selected financial data as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 have been derived from our Consolidated Financial Statements. The selected financial data as of December 31, 2002, 2001 and 2000 and for the years ended December 31, 2001 and 2000 and have been derived from our audited financial statements that are not included in this Annual Report.

     As stated above, our Consolidated Financial Statements are prepared in accordance with Brazilian GAAP, which differs in certain material respects from U.S. GAAP. See Note 33 to our Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2004 and 2003 and net income for the years ended December 31, 2004, 2003 and 2002.

		As of and for the year ended December 31,

	2004	2003(1)	2002	2001	2000

	(millions of reais)
Income Statement Data:
Brazilian GAAP
Net operating revenues	3,926	3,094	2,668	2,262	2,076
Operating expenses	(3,325)	(2,953)	(2,353)	(1,587)	(1,433)
Operating income	601	141	315	675	643
Equity in results of investees	2	16	(34)	27	9
Other income (expense), net	(9)	123	(437)	(80)	(88)
Income taxes	(199)	(95)	41	(147)	(133)
Income (loss) before minority interest and
extraordinary item	395	185	(115)	475	431
Minority interest	(21)	(14)	––	––	––
Extraordinary item, net of tax effect	––	––	(205)	––	––
Net income (loss)	374	171	(320)	475	431
Dividends declared	96	43	––	170	160

U.S. GAAP
Operating income	375	(259)	133	447	387
Net income (loss)	187	(65)	(454)	335	297

Balance Sheet Data:
Brazilian GAAP
Current assets(2)	1,633	1,421	1,031	964	773
Recoverable rate deficit (CRC)(3)	1,197	1,036	909	737	658
Non-current assets(4)	2,390	2,114	1,684	1,387	958
Property, plant and equipment, net	5,399	5,381	5,334	5,334	5,311
Total assets	9,879	9,341	8,547	8,129	7,388
Loans and financing and debentures (current)	671	273	198	290	276
Current liabilities	2,248	1,290	795	941	654
Loans and financing and debentures (long-term)	1,160	1,736	2,016	1,154	1,104
Long-term liabilities	2,450	3,164	3,026	2,143	1,836
Shareholders’ equity	5,136	4,858	4,726	5,045	4,898
Capital stock	3,480	2,900	2,900	1,620	1,620
U.S. GAAP
Total assets	10,652	10,012	9,617	9,858	9,332
Long-term liabilities	2,837	2,913	3,454	2,940	2,816
Shareholders’ equity	5,612	5,493	5,436	6,008	5,884

(1)	The 2003 financial information includes the accounts of our subsidiary Companhia Paranaense de Gás – Compagas. As authorized by the CVM, Compagas was not originally included in our consolidated financial statements as of December 31, 2003, since it did not have a significant impact in our consolidated financial statements. Since 2004, we have consolidated Compagas and for comparative purposes, we also consolidated Compagas for 2003.

(2)	Including the current balances of recoverable rate deficit (CRC) in the amount of R$29 in 2004, R$124 million in 2003, R$43 million in 2002, R$36 million in 2001 and R$11 million in 2000.

(3)	Including both current and non-current CRC accounts receivable.

(4)	Including the non-current balances of recoverable rate deficit (CRC) in the amount of R$1,168 in 2004, R$912 million in 2003, R$866 million in 2002, R$701 million in 2001 and R$647 million in 2000.

		As of and for the year ended December 31,

	2004	2003	2002	2001	2000

		(R$ except numbers of shares)
Share and per share data:
Brazilian GAAP
Net income (loss) per 1,000 shares at	1.37	0.63	(1.17)	1.74	1.57
year end:
Dividends per 1,000 shares:(1)
Common Shares	0.33	0.15	––	0.59	0.56
Class A Shares	1.27	1.06	––	0.65	0.59
Class B Shares	0.37	0.16	––	0.65	0.61
Number of shares outstanding at year
end (in thousands):
Common shares	145,031,081	145,031,081	145,031,081	145,031,081	145,031,081
Preferred shares Class A	404,332	405,611	413,298	413,298	428,822
Preferred shares Class B	128,219,963	128,218,684	128,210,997	128,210,997	128,195,473

Total	273,655,376	273,655,376	273,655,376	273,655,376	273,655,376

U.S. GAAP
Basic and Diluted - Earnings (loss)
per 1,000 shares:
Common Shares	0.65	(0.24)	(1.66)	1.17	1.04
Class A Shares	1.27	(0.24)	(1.66)	0.65	0.59
Class B Shares	0.72	(0.24)	(1.66)	1.29	1.14
Shares outstanding (weighted
average):
Common Shares	145,031,081	145,031,081	145,031,081	145,031,081	145,031,081
Class A Shares	405,254	406,285	413,298	413,298	428,822
Class B Shares	128,219,041	128,218,010	128,210,997	128,210,997	128,195,473

Total	273,655,376	273,655,376	273,655,376	273,655,376	273,655,376

_______________________
(1) Amounts shown for 2000, 2001, 2003 and 2004 represent interest on equity, which we elected to pay in lieu of dividends.

EXCHANGE RATES

     The Banco Central do Brasil (the “Central Bank”) allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Risk Factors—Risks Relating to Brazil.”

     The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated. Prior to March 14, 2005, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. The table uses the commercial selling rate prior to March 14, 2005.

	Exchange Rate of Brazilian Currency per U.S.$1.00

Year	Low	High	Average(1)	Year-End

2000	1.7234	1.9847	1.8348	1.9554
2001	1.9357	2.8007	2.3532	2.3204
2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9171	2.6544

______________ Source: Central Bank.
(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

Month

			Low	High

December 2004			2.6544	2.7867
January 2005			2.6248	2.7222
February 2005			2.5621	2.6320
March 2005			2.6011	2.7621
April 2005			2.5195	2.6598
May 2005			2.3784	2.5146

______________
Source: Central Bank

On June 1, 2005, the Central Bank selling rate was R$2.4286 to US$1.00.

RISK FACTORS

Risks Relating to Brazil

Brazilian political and economic conditions have a direct impact on our business and the market price of the Class B Shares and ADSs.

     Substantially all of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are largely dependent on Brazil’s economy, which has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles in the past. During 2004, the real appreciated in value 8.85% in relation to the U.S. dollar; reaching R$2.65 per U.S.$1.00 as of December 31, 2004. During the first five months of 2005 the value of the real fluctuated, with a high of R$2.76 per U.S. dollar and a low of R$2.38 per U.S. dollar. The Central Bank determines the Brazilian base interest rate, which we refer to as the “base interest rate”. The base interest rate is the benchmark interest rate payable to holders of securities issued by the Brazilian government and traded at the Special System for Settlement and Custody, Sistema Especial de Liquidação e Custódia (“SELIC”). During 2004, the Central Bank increased Brazil’s base interest rate from 16.50% percentage points to 17.75% .

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

     There remains some uncertainty over the possibility of different policies being adopted by the government of President Luiz Inácio Lula da Silva which may, once again, contribute to economic uncertainty in Brazil and to heightened volatility in Brazilian securities. Changes in government or government policy could have a material adverse effect on the Company and its business, results of operations, financial condition or prospects.

     These and other future developments in the Brazilian economy and government policies may reduce Brazilian demand for our services or products, adversely affect our financial condition and results of operations, and impact the market price of the Class B Shares and ADSs.

A devaluation of the real would lead to losses on our liabilities denominated in or indexed to foreign currencies, a reduction in our profits , or an increase in our operational costs, and a decline in the market price of the Class B Shares and ADSs.

     The exchange rate between the real and the U.S. dollar has fluctuated significantly in recent years. For example, the U.S. dollar/real exchange rate rose from R$2.3204 per U.S. dollar at December 31, 2001 to R$3.5333 per U.S. dollar at December 31, 2002. However, the stability established by the economic policy followed by the administration of President Lula has restored confidence in the Brazilian market. This has resulted in an appreciation of the real in 2004 of 8.85%, to R$2.6544 per U.S.$1.00 as of December 31, 2004. During the first five months of 2005, the real appreciated by 10.4%, to R$2.4038 per U.S. dollar at May 31, 2005.

     A portion of our financial liabilities are denominated in foreign currencies, primarily U.S. dollars. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt, foreign currency loans, and gains on our monetary assets denominated in or indexed to foreign currencies. A devaluation would reduce the U.S. dollar value of distributions and dividends on the ADSs and could materially reduce the market price of the Class B Shares and ADSs.

If Brazil experiences substantial inflation in the future, our margins and the market price of the Class B Shares and ADSs may be reduced.

     Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation as high as 2,708% in 1993. Since 1994, when the Brazilian government introduced the real to replace the cruzeiro real as the official currency of Brazil, Brazil’s inflation rate has been substantially lower than in previous periods. More recently, Brazil’s rates of inflation, measured in accordance with the variation of the Índice Geral de Preços — Disponibilidade Interna (“IGP-DI”) index, were 26.4% in 2002, 7.7% in 2003, 12.1% in 2004 and 2.0% for the five months ended May 31, 2005. Inflation itself, governmental measures to combat inflation and public speculation about possible future government actions have in the past had significant negative effects on the Brazilian economy. If Brazil experiences substantial inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

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

Risks Relating to Our Operations

We are controlled by the State of Paraná, and government policy could have a material adverse effect on us and on our business.

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

     Government policy could have a material adverse effect on us and our business, results of operations, financial condition or prospects. In 2003, as a result of the election of a new administration to govern the State of Paraná, significant modifications were made to our Board of Directors and senior management, which led to changes in certain aspects of our strategy and operations. In particular, after ANEEL granted us a rate increase in June 2003, our Board of Directors established a discount in an equal amount that effectively reversed the rate increase for all our customers, except those who do not pay their bills on time. Since January 1, 2004, we have reduced the discount to customers who pay their statements on time, although these customers still receive a discount from the rate increase set by ANEEL. As of February 1, 2005, the average discount afforded to such customers was 8.2% of the increased rates approved by ANEEL.

     In June 2005, ANEEL authorized us to increase tariffs by an average of 7.8% pursuant to the annual tariff readjustment. Our management and our Board of Directors have not yet determined whether and how to implement this readjustment, and there can be no assurance that we will implement the entire tariff readjustment, or that we will offer a similar discount to our customers as we have in the past.

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

Our commitments under long-term power and capacity purchase agreements could have a material adverse effect on our business if their terms are not renegotiated or if we are forced to comply fully them.

     We have entered into several dollar-indexed long-term energy purchase and capacity purchase agreements. Due to the devaluation of the real in 2002, our commitments under these contracts became more burdensome. The parties to the contracts have been unable to secure regulatory approval by the Brazilian regulatory agency for the electric sector, ANEEL, and the validity of the terms of these contracts under Brazilian law is uncertain. We have renegotiated the terms of our long-term agreements with Companhia de Interconexão Energética–Cien (“Cien”). We are currently involved in legal proceedings in Brazil and arbitration proceedings before the International Chamber of Commerce (the “ICC”) regarding our agreement with UEG Araucária Ltda. (“Araucária”). The determination of the validity of this contract and the outcome of any such negotiations are uncertain and, if we are unsuccessful, the full performance of this contract could materially adversely affect our business.

     In early 2005, the partners in the Araucária facility – Copel, the Brazilian oil company Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) and a subsidiary of El Paso Corporation (“El Paso”), a large U.S.-based international energy company, formed a committee to negotiate a settlement regarding Araucária. These negotiations are still ongoing and no resolution has been reached. We can offer no assurances that the parties will reach an amicable resolution of this matter, or that if such a resolution is reached, it will be favorable to us. (For more information on the Araucária dispute, see “Item 8. Financial Information – Legal Proceedings.)

We are involved in several lawsuits that could have a material adverse effect on our business if their outcome is unfavorable to us.

     In addition to the legal proceeding regarding Araucária, we are the defendant in several legal actions, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially adversely affect our business and the value of the Class B Shares and ADSs. See “Item 8. Financial Information – Legal Proceedings”.

The development of power generation projects is subject to substantial risks.

     In connection with the development of a generation project, we generally must obtain feasibility studies, governmental permits and approvals, condemnation agreements, equipment supply agreements, sufficient equity and debt financing, site agreements and construction contracts, each of which involves third parties over which we have no control. In addition, project development is subject to environmental, engineering and construction risks that can lead to cost-overruns, delays and other impediments to timely completion within a project’s budget. We cannot assure you that all required permits and approvals for our projects will be obtained, that we will be able to secure private sector partners for any of our projects, that we or any of our partners will be able to obtain adequate financing for our projects or that financing will be available on a non-recourse basis to us. If we are unable to complete a project, whether at the initial development phase or after construction has commenced, we may not be able to recover our investment in such a project, which may be substantial.

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

     ANEEL has substantial discretion to establish the tariff rates we charge our customers. Our tariffs are determined pursuant to a concession agreement with ANEEL and in accordance with ANEEL’s regulatory decision making authority.

     Our concession agreement and Brazilian law establish a price cap mechanism that permits three types of tariff adjustments: (1) the annual readjustment (reajuste anual), (2) the periodic revision (revisão periódica) and (3) the extraordinary revision (revisão extraordinária). We are entitled to apply each year for the annual readjustment, which is designed to offset some effects of inflation on tariffs and pass through to customers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain other regulatory charges, including charges for the use of transmission facilities. In addition, ANEEL carries out a periodic revision every four years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff readjustments, the effect of which is to ensure that we share any efficiency gains with our customers. We are also entitled to request an extraordinary revision of our tariffs if unpredictable costs significantly alter our cost structure.

     We cannot be sure if ANEEL will establish tariffs at rates that are favorable to us. In addition, to the extent that any of these adjustments are not granted by ANEEL in a timely manner, our financial condition and results of operations may be adversely affected.

We may face increased competition that could adversely affect our market share and revenues.

     Within our concession area we do not currently face competition in the distribution of electric energy to residential, commercial and industrial customers of low voltage supply. However, as a result of legislation passed in 1995 and 1998, other suppliers are permitted to offer electricity to certain large electricity customers that meet the regulatory requirements to qualify as Free Consumers. Free Consumers are those customers with demand equal to or greater than 3MW that are supplied at a voltage level equal to or greater than 69kV or, in the case of new customers that have entered the market since July 1995, customers with demand equal to or greater than 3MW that are supplied at any voltage level. These Free Consumers may be offered electricity at lower prices than those we currently charge. Our distribution business is not able to compete with these suppliers since it has not been allowed to enter into agreements with Free Consumers since December 2004.

     The increase in competition from other energy suppliers serving Free Consumers located in our concession area, together with the issuance of additional regulations aimed at fostering competition in the energy sector, could adversely affect our market share and revenues.

Electricity shortages might affect our operating income.

     Due to the dependence of the electric energy sector upon natural and seasonal variables such as rainfall and river flows, deterioration in these conditions could severally hamper the generation of electric energy.

     During 2001, Brazil experienced a severe shortage of capacity to generate electrical energy. The crisis was largely due to a lack of investment in power generation and to drought conditions throughout much of the country, which caused storage levels at hydroelectric plants (which, at the time, accounted for 88.3% of the country’s generating capacity) to fall to less than one-third of capacity.

     In order to avoid the possibility of rolling blackouts, the Brazilian government announced measures in June 2001 aimed at the reduction of electricity consumption in the southeastern, central-western and northeastern regions of Brazil by an average of 20%. The Government also announced surcharges for those who did not meet their cutback quotas and incentives for those who did. The State of Paraná, as well as the other southern states in Brazil, were exempted from these measures because the southern region did not experience the drought conditions and the plants in the region were able to maintain their normal operating capacity. The restrictions remained in effect until February 28, 2002.

     In the future, if the generation capacity in Brazil does not increase to meet the growth in demand, the Brazilian government may adopt further measures to reduce energy consumption in the country, including the State of Paraná. These measures, if adopted could have a material adverse effect on our financial conditions and results of operations.

We are subject to extensive governmental legislation and regulation and to major regulatory changes that are still being implemented by the Brazilian government, and we cannot be certain of their effect on our business and results of operations.

     We are a major Brazilian power company that generates and distributes electricity to customers in the State of Paraná. In recent years, the Brazilian government has implemented policies that have had a far-reaching impact on the Brazilian power industry and, in particular, the electricity industry. Law No. 10,848, Lei do Novo Modelo do Setor Elétrico (the “New Industry Model Law”), which regulates the operations of companies in the power industry, was enacted on March 15, 2004. The New Industry Model Law is currently being challenged by one of the Brazilian political parties before the Brazilian Supreme Court. The outcome of this legal proceeding and future reforms in the power industry could have an adverse impact on our business and results of operations. (See “Item 4. Information on the Company—The Brazilian Power Industry—Reform of the Electric Energy Industry.”)

We may be forced to purchase energy in the spot market to meet customer demand, and the price of spot market energy purchases may be substantially higher than the price of energy under our long-term energy purchase agreements.

     Under the New Industry Model Law, electric energy distributors, including us, must contract, through public bids conducted by ANEEL, 100% of the forecasted electric energy demand for their respective distribution concession areas, up to five years prior to the actual delivery of electric energy. Under the prior regulatory regime, we were required to contract 95% of our forecasted electric energy demand. If our forecasts fall significantly short of actual electricity demand, we may be forced to make up the shortfall with short-term electricity purchase agreements. We cannot guarantee that our forecasts for energy demand in our distribution concession area will be accurate, and if they are not, we may face significantly higher prices in the spot market to satisfy our electric energy distribution obligations, as well as penalties imposed by the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica (“CCEE”)).

The New Industry Model Law requires us to change how we sell the energy we generate and how we buy the energy we distribute. This could adversely affect our profitability, our cash flows and expose us to different risks.

     In 2004, approximately 83% of the electricity we produced was committed under the initial supply contract between our subsidiaries Copel Geração S.A. (“Copel Geração”) and Copel Distribuição S.A. (“Copel Distribuição”), which will expire in 2005. Under the New Industry Model Law, beginning in 2005, Copel Geração must sell all the electric energy previously committed under our initial supply contracts (the “Initial Supply Contracts”) directly in the regulated market (the “Pool”), and Copel Distribuição has to purchase energy from the Pool. We cannot guarantee that we will be able to sell all such electric energy in the Pool or that the quantities and prices of such sales will be satisfactory, or at least similar to those in our current initial supply contract. If we do not succeed in selling such electric energy in the Pool, we may be forced to sell it at significantly lower prices in the spot market. Such a situation could adversely affect our revenues and results of operations.

We generate a significant portion of our operating revenues from Free Consumers who may seek other energy suppliers upon the expiration of their contracts with us.

     During 2004, we provided electricity to twenty-four Free Consumers, representing approximately 2.4% of our net operating revenues and approximately 7.4% of the total quantity of electricity sold by us. Approximately 18%, 17% and 15% of the megawatts sold under contract to such customers are set to expire in 2005, 2006 and 2007, respectively. There can be no assurance that, upon the expiration of these contracts, the Free Consumers will purchase energy from us.

     At December 31, 2004, we had thirty-three customers that were eligible to qualify as Free Consumers upon the expiration of their agreements with us. There can be no assurance that upon becoming Free Consumers, such customers will continue to purchaser energy from us. A loss of business to other energy suppliers serving Free Consumers could adversely affect our market share.

Our equipment, facilities and operations are subject to numerous environmental and health regulations which may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

     Our distribution and generation activities are subject to comprehensive federal, state and local legislation as well as supervision by Brazilian governmental agencies that are responsible for the implementation of environmental and health laws and policies. These agencies could take enforcement action against us for our failure to comply with their regulations and with requirements established for the maintenance of our environmental licenses. These actions could include, among other things, the imposition of fines and revocation of licenses. It is possible that enhanced environmental and health regulations will force us to allocate capital expenditures towards compliance, and consequently, divert funds away from planned investments. Such a diversion could have a material adverse effect on our financial condition and results of operations.

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

     In addition, in the limited circumstances where the holders of Class B Shares are able to vote, holders may exercise voting rights with respect to the Class B Shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions under Brazilian law or under our by-laws that limit ADS holders’ ability to exercise their voting rights through the depositary bank with respect to the underlying Class B Shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, holders of our Class B Shares will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. In accordance with the deposit agreement, we will provide the notice to the depositary bank, which will in turn, as soon as practicable thereafter, mail to holders of ADSs the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary bank how to vote their shares. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights will take longer for ADS holders than for holders of Class B Shares. ADSs for which the depositary bank does not receive timely voting instructions will not be voted at any meeting.

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

Item 4. Information on the Company

THE COMPANY

     We are a fully integrated electric power company engaged in the generation, transmission and distribution of electricity in the Brazilian State of Paraná, pursuant to concessions granted by the Brazilian regulatory agency for the electric sector, ANEEL. At December 31, 2004, we generated electricity at seventeen hydroelectric plants and one thermoelectric plant, with a total installed capacity of 4,550 MW (approximately 99.6% of which is hydroelectric). Our electric power business is subject to comprehensive regulation by ANEEL.

     We hold concessions to distribute electricity in approximately 98% of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. At December 31, 2004, we owned and operated 6,996.3 kilometers of transmission lines and 165,576 kilometers of distribution lines, constituting the second-largest distribution network in Brazil. Of the electricity we supplied to our those of our customers who use the energy for their own needs and do not sell such energy on to other parties (“Final Customers”) during 2004:

  43.8% was to industrial customers;

  23.8% to residential customers;

  16.1% to commercial customers; and

  16.3% to rural and other customers.

     In 2004, energy demand from the industrial sector recovered due mainly to exports. Increased availability of credit also contributed to the growth of the economy. The residential sector still presented moderate growth in 2004, due to the general change in consumption habits. The commercial sector presented higher growth due to new investments, and the agricultural sector also presented significant growth, driven by agricultural exports.

     The 2002 elections in Brazil also resulted in major changes in the Brazilian government and in the state government of Paraná. Luiz Inácio Lula da Silva took office in January 2003 and part of his program of reforms led to the enactment of the New Industry Model Law, which modifies several important aspects of the regulations governing the electric energy industry. (See “—The Brazilian Power Industry — Reform of the Electric Energy Industry”). In the State of Paraná, a new governor, Roberto Requião, was elected from a different political party than the old administration, and, as a result, all the members of our board of directors and all of our executive officers were replaced in January 2003.

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

  Reviewing our investments in affiliates with the objectives of exiting those that are not consistent with our core objectives, and limiting future investments to those we control; and

  Strengthening corporate governance by a variety of measures, including increasing oversight by the board of directors and the fiscal council.

     Our head offices are located at Rua Coronel Dulcídio, 800, CEP 80420-170 Curitiba, Paraná, Brazil. Our telephone number at the head office is (55-41) 3322-3535.

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

     In 2001, the State of Paraná pursued a proposed sale of the State’s interest, but at the end of 2001, the privatization process was indefinitely postponed. Following the elections in the State of Paraná in November 2002, the new governor announced that his government would not pursue a longstanding initiative to privatize our operations.

     Corporate Structure

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

     Business

     During 2004, we produced 64.7% of the electricity we delivered. In addition to the energy we produce, we are required, like certain other Brazilian utilities, to purchase energy from Itaipu Binacional (“Itaipu”) in an amount determined by the Brazilian government based on our sales of electricity. Itaipu is the largest operating hydroelectric power plant in the world, with an installed capacity of 12,600 MW. Pursuant to a 1973 treaty between Brazil and Paraguay, Brazil purchases a substantial majority of the electricity generated by Itaipu. The following chart sets forth the sources and uses of electricity we delivered during 2004. Amounts other than percentages are in MWh. The classification of our energy sales is based on the regulatory structure discussed in “—The Brazilian Power Industry.”

The following table sets forth the total electricity we generated, purchased from Itaipu and purchased from others in the last five years.

		Year ended December 31,

	2004	2003	2002	2001	2000

			(GWh)
Electricity we generated	19,121	16,598	19,100	24,380	16,825
Electricity we purchased from Itaipu	4,609	5,678	4,845	4,640	5,546
Electricity we purchased from others(1)	5,805	7,286	4,587	419	1,900

Total	29,535	29,562	28,532	29,439	24,271

______________
(1) Includes capacity made available but not fully delivered.

     The following table sets forth the total electricity we sold to Final Customers, distributors, and other utilities in the south of Brazil through a transmission network known as the Interconnected Power System—South/Southeast (“Interconnected Power System”) that links the states in the South and Southeast of Brazil.

		Year ended December 31,

	2004	2003	2002	2001	2000

			(GWh)

Electricity delivered to Final Customers (retail
and unregulated)	18,737	18,782	18,551	18,037	17,629
Electricity delivered to distributors in Paraná	483	468	411	449	412
Electricity delivered to out of state distributors
under Initial Supply Contracts	70	105	140	140	1,424
Bilateral Agreements	4,134	2,410	679	516	730
Electricity delivered to the Wholesale Energy
Market and the Interconnected Power
System (1)	4,101	6,199	7,119	8,609	2,453
Subtotal	27,525	27,964	26,900	27,751	22,648

Losses—Distribution System	2,010	1,598	1,632	1,688	1,623

Total	29,535	29,562	28,532	29,439	24,271

____________
(1) Includes capacity made available but not fully delivered.

Generation and Purchases of Energy

Generation Facilities

     At December 31, 2004, we operated seventeen hydroelectric plants and one thermoelectric plant, with a total installed capacity of 4,549.6 MW. We produce electricity almost exclusively through our hydroelectric plants. Our assured energy, which represents our minimum potential total output, totaled 17,222 GWh in 2004. The actual generation in any year differs from assured energy, depending on hydrological conditions and other factors. We generated 19,121 GWh in 2004, 16,598 GWh in 2003 and 19,100 GWh in 2002. The generation of electrical energy at our hydroelectric plants is supervised and coordinated by our generation operation center in Curitiba, which is presently responsible for the operation of approximately 99.6% of our total installed capacity.

     The following table sets forth certain information relating to our plants in operation at December 31, 2004.

		Installed	Assured	Placed In	Concession
Type	Plant	Capacity	Energy (1)	Service	Expires

		(MW)	(GWh/yr)
Hydroelectric	Gov. Bento Munhoz da	1,676	5,059	1980	2023
	Rocha Netto
Hydroelectric	Gov. Ney Aminthas de	1,260	5,297	1992	2009
	Barros Braga
Hydroelectric	Salto Caxias	1,240	5,314	1999	2010
Hydroelectric	Gov. Pedro Viriato	260	957	1970	2015
	Parigot de Souza
Hydroelectric	Guaricana	36	119	1957	2006
Hydroelectric	Chaminé	18	102	1930	2006
Thermoelectric	Figueira	20	123	1963	2019

______________________
(1) Values used to determine volumes committed for sale.

     Governador Bento Munhoz da Rocha Netto (Foz do Areia). The Gov. Bento Munhoz de Rocha Netto hydroelectric plant is located on the Iguaçu River, approximately 350 kilometers southwest of the city of Curitiba. The plant began full operations in 1981.

     Governador Ney Aminthas de Barros Braga (Segredo). The Gov. Ney Aminthas de Barros Braga hydroelectric plant is located on the Iguaçu River, approximately 370 kilometers southwest of the city of Curitiba. The plant began full operations in 1993.

     Salto Caxias. The Salto Caxias hydroelectric plant is located on the Iguaçu River, approximately 600 kilometers southwest of the city of Curitiba. We began constructing the plant in 1994 and placed the final generating unit in service in October 1999.

     Governador Pedro Viriato Parigot de Souza (Capivari Cachoeira). The Gov. Pedro Viriato Parigot de Souza hydroelectric plant is the largest underground hydroelectric plant in Brazil. The reservoir is located on the Capivari River, approximately 50 kilometers north of the city of Curitiba, and the power station is located on the Cachoeira River, approximately 110 kilometers northeast of the city of Curitiba. The plant began full operations in 1972.

     Guaricana, Chaminé and Figueira, together with our eleven other hydroelectric plants (Marumbi, Apucaraninha, Mourão, Derivação do Rio Jordão, São Jorge, Chopim I, Rio dos Patos, Cavernoso, Pitangui, Salto do Vau and Melissa) have a total installed capacity of 113.6 MW.

Expansion of Generating Capacity

     We expect to spend R$72.4 million on generation capacity from 2005 through 2008 on our wholly owned facilities and R$83.1 million on generation capacity from 2005 through 2008 at facilities in which we hold an interest.

     We have interests in several generation projects and, approximately 100% of the energy that these projects will generate will be available for our use, substantially enhancing our generation capacity in the future. The following table sets forth information regarding our planned major generation projects for the period from 2005 to 2008.

						Estimated
	Estimated	Estimated	Budgeted	(Expected)	Our	Energy
	Installed	Assured	Completion	Beginning of	Ownership	Available
Facility	Capacity	Energy(1)	Cost	Operation	Percentage	to Copel	Status

	(MW)	(GWh/year)	(R$ million)

Santa Clara and Fundão	240	1,186	479.4	July 2005 and	70.0%	100.0%	Pre-operational
				July 2006

São Jerônimo	331	1,450	510.0	July 2009	21.0%	100.0%	Concession Awarded

____________________
(1) Values used to determine volumes committed for sale.

     Campos Novos. Campos Novos Energia S.A. (“ENERCAN”) signed a concession agreement to operate the Campos Novos plant in May 2000. In November 2003, we sold our 16.73% interest in Campos Novos to Group Votorantim Companies. As part of the transaction, we received a down-payment of R$17.7 million. ANEEL approved the sale in February 2004. We received a payment of R$73.5 million for our interest in Campos Novos in February 2004.

     Santa Clara and Fundão. The Santa Clara and Fundão hydroelectric plants will consist of two hydroelectric power generation units on the Jordão river in the State of Paraná. The units are expected to have total installed capacity of 240 MW. Two smaller hydroelectric generation units will also be installed, which are expected to have additional installed capacity of 5.9 MW. Centrais Elétricas Rio Jordão (“ELEJOR”) signed a concession agreement for the facility in October 2001. The construction of the Santa Clara and Fundão plants began, respectively, in December 2002 and in April 2004. The Santa Clara plant is expected to begin operations in July 2005 and Fundão will begin operations in July 2006. In September 2004, after obtaining all of the required governmental authorizations, we acquired 30% of the voting capital of ELEJOR, which had previously been held by Triunfo Participações, for a total amount of approximately R$40 million. As of December 2004, we own 70% of the common shares and PaineraPar owns the remaining 30% of the common shares of ELEJOR.

     In September 2002, Centrais Elétricas Brasileiras S.A.—Eletrobrás (“Eletrobrás”), a company controlled by the Brazilian government, executed a shareholders’ agreement with ELEJOR, under which Eletrobrás has the obligation to subscribe for approximately 59,900,000 preferred class B shares. By December 2004, Eletrobrás had subscribed for the equivalent of 44,800,000 preferred class B shares, in an amount of approximately R$52.8 million. ELEJOR is required to acquire Eletrobrás’ preferred class B shares in thirty-two quarterly installments (adjusted by IGP-M plus interest of 12% per year), starting twenty-four months after the commercial start-up of the project.

     The estimated total construction costs of the plant are approximately R$479.4 million of this amount, R$255.6 million was financed in May 2005 by the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), a Brazilian development bank wholly owned by the Federal Government, Eletrobrás is responsible for R$72.9 million, we are responsible for R$49.08 million (including the obligations of Triunfo, which we acquired) and PaineraPar for R$ 21.05 million. The remaining amount will be financed by cash flow generated by the facility plus the remaining outstanding amount under the loan agreement.

     In April 2004, we signed a loan agreement with ELEJOR, amended in December 2004, pursuant to which we were to loan ELEJOR R$216.9 million, with interest equivalent to CDI plus a spread of 3.198% per year. Pursuant to the terms of the agreement, ELEJOR used the funds from its first BNDES disbursement, approximately R$115 million, to partially repay the loan.

     On January 13, 2005, ANEEL ratified the amendment to the power purchase agreement we had entered into with ELEJOR, which provided that we will purchase all the energy produced by the Santa Clara and Fundão facilities at a set tariff, to be adjusted annually in accordance with the IGP-M.

     São Jerônimo. The São Jerônimo hydroelectric plant will be located between the municipalities of Tamarana and São Jerônimo de Serra on the Tibagi river in the State of Paraná. The plant, whose future structure will include a 105-meter dam, is projected to have two generation units with a total installed capacity of 331 MW. The facility is expected to begin operations in July 2009, and a new viability study is now being conducted, comprising economics, political and environmental aspects as well as a redefinition of the current partnership structure. Financing for the São Jerônimo plant has not been obtained yet.

     The following table sets forth information regarding certain generation projects in which we have a minority interest.

						Estimated
					Our	Energy
		Installed	Assured		Ownership	Available	Concession
Type	Plant	Capacity	Energy (1)	Placed in Service	Percentage	to COPEL	Expires

		(MW)	(GWh/yr)

Thermoelectric	Araucária	484.3	3,903.0	September 2002	20%	100%	2022

Hydroelectric	Dona	125.0	700.8	February 2001	23%	100%	2034
	Francisca

Hydroelectric	Foz do	29.7	175.0	October 2001	36%	100%	2034
	Chopim

Wind	Centrais	2.5	4.84	February 1999	30%	100%	2019
	Eólicas
	do Paraná

_____________________
(1) Values used to determine volumes committed for sale under Initial Supply Contracts.

     Araucária. Araucária was formed in April 1998 to construct the Araucária Thermoelectric Power Plant in the municipality of Araucária (located in the Curitiba metropolitan area). The plant became operational in September 2002, with a net capacity of 484.3 MW. The plant is fueled by natural gas imported from Bolivia through the Brazil-Bolivia pipeline. ANEEL granted Araucária a license to operate as an independent power producer. An entity, El Paso Empreendimentos e Participações Ltda, managed by a subsidiary of El Paso Corporation owns 60% of the equity of Araucária, Petrobras owns 20% and we own 20%. Pursuant to the articles of association of Araucária, we have board representation and limited veto rights, but the El Paso Corporation entity effectively controls Araucária. Through December 31, 2003, Araucária had invested approximately U.S.$300 million to construct the plant, financed entirely by shareholder contributions; U.S.$60 million of the financing was provided by us. We are currently engaged in legal proceedings related to Araucária. (For more information, see “—Item 8. Financial Information — Legal Proceedings.”)

     Dona Francisca. We own 23% of the voting shares of the Dona Francisca Energética S.A. hydroelectric power plant (“Dona Francisca”), which is located on the Jacuí River in the State of Rio Grande do Sul. Construction on Dona Francisca began in August 1998 and commercial operations started in February 2001. The plant has an installed capacity of 125 MW and 80 MW of assured energy. The plant cost R$218.6 million to construct, of which R$66 million was invested by us. The remaining amount of R$168 million was financed by BNDES and the Inter-American Development Bank (“the IDB”). Dona Francisca signed a power purchase agreement with Copel Geração, which was supposed to finish in March 2015 and which obligated Copel Geração to purchase 100% of the energy generated at Dona Francisca. This agreement was ratified by ANEEL in December 29, 2004.

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

     Centrais Eólicas do Paraná. We own a 30% interest in Centrais Eólicas do Paraná Ltda., formed in December 1998 to install and operate the first wind power plant in southern Brazil. The wind power plant comprises five 500 KW wind power generators amounting to an installed capacity of 2.5 MW. The facility generates 4.84 GWh annually. The plant has been in operation since February 1999. We invested R$1.2 million in the construction of the plant and the total cost of constructing the plant was R$4 million.

     Proposed Projects

     We are involved in various private initiatives formed to study the technical, economic and environmental feasibility of certain generation projects. These proposed generation projects would have a total of 153 MW of installed capacity. The following table sets forth information regarding our proposed generation projects.

						Estimated
		Estimated	Estimated			Energy Available
		Installed	Assured		Our Ownership	to
Type	Project	Capacity	Energy	Estimated Cost	Percentage	Copel

		(MW)	(GWh/yr)	(R$) in millions
Hydroelectric	Rio Areia	30	149	69	30%	100%
Hydroelectric	Rio Chopim	123	598	184	15%	100%

     Purchases

     We purchased 4,609 GWh of electricity from Itaipu in 2004 which constituted 44.3% of the total electricity we purchased in 2004 and 15.6% of our available energy. In 2004, our purchases represented approximately 6.5% of Itaipu’s supply to Brazil and 34.9% of the energy purchased from Itaipu by the southern region of Brazil. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion correlates with the volume of electricity that they historically have provided to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars and have been above the national average cost for bulk supply of power.

     As of December 2004, we paid an average tariff of R$95.3 per MWh for purchases of energy from Itaipu, as compared to R$69.7 per MWh during 2003. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

Araucária

     We entered into a Capacity Purchase Agreement dated May 31, 2000 with Araucária (the “CPA”). Under the CPA, we agreed that following the completion of the Araucária facility, we would operate and maintain the facility at our expense, including the payment of fuel-related expenses. We also agreed to purchase 100% of Araucária’s capacity.

     As the construction of the plant neared completion in September 2002, the Araucária partners sought to renegotiate the CPA in order to comply with certain requirements established by ANEEL and to revise the CPA’s pricing structure. ANEEL had refused to approve the CPA because, among other reasons, it is a contract to purchase capacity (as opposed to energy) and because it is indexed to the U.S. dollar. ANEEL’s approval was necessary to permit resale of the energy generated at the plant to consumers. In addition, the CPA requires us to make payments to Araucária in amounts that far exceed the resale prices of this energy in the Brazilian market.

     Araucária began billing us for capacity payments in September 2002, and while negotiations continued we made the monthly payments, reserving our rights in the event we were unable to reach agreement. In January 2003, we ceased making payments under the CPA and began negotiations with Araucária in January 2003 to restructure the CPA, but those negotiations ceased soon thereafter. Our management believes that the CPA is null and void because it was never approved by ANEEL. For this reason, among others, our management decided to reverse the accrued monthly billings under the CPA as of June 30, 2003.

     We are currently involved in legal proceedings in Brazil and arbitration proceedings before the ICC with Araucária related to the CPA. (For more information on the Araucária dispute, see “Item 8. Financial Information – Legal Proceedings.”)

     Cien

     We entered into two agreements on December 13, 1999 to purchase firm capacity and associated energy from Cien (the “Cien Agreements”). Cien is controlled by the Spanish-based international energy company Endesa. It was established in 1999 to build two transmission lines between Argentina and Brazil, and it obtained financing from a bank syndicate. One transmission line began operating in May 2002 and the other in August of 2002. Beginning on those respective dates, the Cien Agreements required us to purchase an aggregate of 800 MW on a “take or pay” basis.

     We began renegotiating the Cien Agreements in January 2003 and reached an agreement that took effect in December 2003. It provides that we will purchase an aggregate capacity of 400 MW through 2015 at prices determined on the basis of the reference price set forth in the contract with adjustments for inflation and exchange rate variations. Based on the price initially in effect, the aggregate annual amount payable before indexation would be R$332 million per year from 2003 through 2015. During 2004, we paid R$322.0 million for energy purchased from Cien. The renegotiated agreement also provides for the deferral of parts of the amounts which were due in 2003 and 2004, and which we will pay during the 2005-2007 period. We provisioned the sums due in subsequent years (R$252 million) in our 2003 financial statements. In 2004, we paid R$63 million of this provisioned sum, and expect to pay an additional R$63 million in 2005.

     Public Auction

     We participated in the first auction of existing electricity, which took place on December 7, 2004. At this auction, Copel Geração sold 980 MW/year for the 2005-2012 period for R$57.50/MWh, 368 MW/year for the 2006-2013 period for R$67.62/MWh, and 81 MW/year for the 2007-2014 period for R$ 75.44MWh. In addition, Copel Distribuição bought 992MW/year for the 2005-2012 period for R$57.51/MWh and 402MW/year for the 2006-2013 period for R$67.33/MWh at the auction.

     A second auction was held on April 2, 2005. At this auction, Copel Geração sold 80 MW/year for the 2008-2015 period for R$82.32/MWh and Copel Distribuição bought 53.7 MW/year for the 2008-2015 period for a price of R$83.13/MWh.

     We submitted an amendment to the Initial Supply Contract between Copel Geração and Copel Distribuição (the “Copel Agreement”) for ANEEL’s approval in 2003. The amendment extends the final term of the Copel Agreement to 2015. When ANEEL failed to approve such amendment, we filed a lawsuit in which we requested judicial approval of the amendment. We have obtained a temporary decision, which recognizes the effectiveness of the Copel Agreement through 2005, but there has not been a final decision on the merits of the lawsuit. We do not believe that the outcome of this lawsuit will adversely affect the effectiveness of the Copel Agreement or otherwise have a material adverse effect on us.

Transmission and Distribution

     General

     Electricity is transferred from power plants to customers through transmission and distribution systems. Transmission is the bulk transfer of electricity from generating facilities to the distribution system by means of the main national transmission grid (the “Main Transmission Grid”). Distribution is the transfer of electricity from the transmission system to Final Customers. Residential customers, representing 23.8% of our market for electricity, used 4,467 GWh of electricity during 2004, an increase of 1.9% from residential use during 2003. Industrial customers, representing 43.8% of our market for electricity, used 8,197 GWh of electricity during 2004, a decrease of 4.6% from industrial use during 2003.

     The following table sets forth certain information concerning our transmission and distribution systems at the dates presented.

			At December 31,

	2004	2003	2002	2001	2000

Transmission and subtransmission lines
(km)
230 kV and 525 kV	1,736.9	1,736.9	1,599.0	1,599.0	1,514.1
l38 kV	4,063.9	4,044.7	3,999.1	3,996.1	3,980.9
88 kV	58.2	58.2	58.2	58.2	58.2
69 kV	1,137.2	1,137.2	1,115.8	1,110.0	1,099.0
Distribution lines (km):
23 kV to 44 kV	74,156.69	85,870.5	82,693.2	79,018.7	77,365.6
Overhead distribution lines (km):
13.8 kV to 23 kV	91,419.31	79,296.5	78,343.8	76,054.3	74,327.4
Transformer capacity (MVA)
Transmission substations(1)	15,085.6	15,043.9	14,727.3	14,644.0	17,426.0
Generation (step up) substations	5,004.1	5,004.1	5,004.1	5,004.1	-
Distribution substations	1,467	1,420	1,338.0	1,305.0	1,251.0
Distribution transformers (MVA)	6,651	6,629	6,361.0	6,041.0	5,786.0

Total energy losses	6.8%	5.4%	5.7%	5.7%	6.7%

______________________
(1)	In 2004, 2003, 2002 and 2001, operations were divided among five wholly-owned subsidiaries and the transformer assets were divided between Copel Geração and Copel Transmissão S.A. Transformer capacity is presented separately for generation transformers and transmission substations.

Transmission

     We operate transmission facilities which are used to transmit the electricity we generate and the energy we receive from other sources. In addition to using our transmission lines to provide energy to customers in Paraná, we also transmit energy through the Interconnected Power System. Two federal companies, Centrais Elétricas do Sul do Brasil S.A. — Eletrosul (“Eletrosul”) and Furnas Centrais Elétricas S.A. – Furnas (“Furnas”), also maintain significant transmission systems in Paraná. Furnas is responsible for the transmission of electricity from Itaipu, while Eletrosul’s transmission system links the states in the south of Brazil. Copel and the other utilities that own transmission facilities are required to allow other parties to access our respective transmission facilities. ANEEL sets the charges for the use of the Main Transmission Grid.

     We have thirty-six customers who are directly supplied energy at a high voltage (69 kV and above) through connections to our transmission lines. These customers accounted for approximately 14.1% of our total volume of electricity sold in 2004.

     We are responsible for expanding the 138 kV and 69 kV transmission grid within our concession area. The construction of new transmission facilities of 230 kV and higher will be auctioned or authorized by ANEEL. The winners or those authorized must build, operate and maintain the new facilities, receiving an annual fee from users in accordance with regulations set by ANEEL. We are permitted by ANEEL to make minor improvements to some of the existing 230 kV and 525 kV facilities. In 2004, we reinforced our transmission system by:

  building 19.2 kilometers of transmission lines;

  building one new substation with a voltage of 138 kV; and

  upgrading nine existing substations.
Distribution

     Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 34.5 kV. Electricity is supplied to smaller industrial customers at the higher end of the voltage range and is supplied to residential, commercial and other customers at the lower end of the range. At December 31, 2004, we provided electricity in a geographic area encompassing approximately 98% of Paraná and served over 3.2 million customers.

     Our distribution network includes 165,576 kilometers of distribution lines, 315,287 distribution transformers and 227 distribution substations of 34.5 kV. During 2004, 84,583 new customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas where there is a large concentration of trees in the vicinity of the distribution grid.

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

     Our energy losses totaled 6.8% of available energy in 2004 and 5.4% in 2003. Of our energy losses in 2004, 61.0% occurred during the distribution of energy, and 39.0% occurred during its transmission.

     In 2003, we experienced a decrease in the quality and reliability in the level of power supply measured by the annual duration of outages per customer as compared to 2002, which led us to focus our strategy on changing our capital expenditure priorities to emphasize modernizing our transmission network and improving the reliability of our transmission and distribution systems.

     In 2004, the two indices by which we measure the quality of our performance – the duration and frequency of outages per customer - improved significantly as compared to 2003, due to an increase in our preventive maintenance measures, as well as milder weather conditions in 2004.

     Information regarding the duration and frequency of outages for our customers is set forth in the following chart for the years indicated.

		Year ended December 31,

Quality of Supply Indicator	2004	2003	2002	2001	2000

Duration of outages per customer
per year (in hours)	14h 02 min	18h 53min	16h 19min	13h 02 min	13h 45min
Frequency of outages per customer
per year (number of outages)	14.18	16.54	15.70	12.46	13.44

Sales to Final Customers

     During 2004, we supplied approximately 97.3% of the energy distributed directly to customers in Paraná. Our concession area includes over 3.2 million customers located in Paraná and in one municipality in the State of Santa Catarina, to the south of Paraná. We also sell energy to six free consumers outside of our concession area. During 2004, the total power consumption throughout our concession area plus those free consumers outside our concession area, was 18,737 GWh as compared to 18,782 GWh during 2003. Residential customers, representing 23.8% of our market for electricity, used 4,467 GWh during 2004 – an increase of 1.9% from residential use during 2003. Industrial customers, representing 43.8% of our market for electricity, used 8,197 GWh during 2004 – a decrease of 4.6% over industrial use during 2003.

     The following table sets forth certain information regarding our volumes of energy sold to, and revenues (in millions of reais) from sales of energy to, different categories of purchasers for the periods indicated.

				Year ended December 31,

Categories of
Purchaser	2004		2003		2002		2001		2000

		(R$ in		(R$ in		(R$ in		(R$ in		(R$ in
	(GWh)(3)	millions)	(GWh)(3)	millions)	(GWh)(3)	millions)	(GWh)(3)	millions)	(GWh)(3)	millions)
Industrial Customers	8,197	1,456.3	8,599	1,172.1	8,655	1,053.6	8,317	849.3	7,848	719.3
Residential	4,467	1,651.4	4,382	1,365.3	4,307	1,221.1	4,312	1,033.9	4,447	928.2
Commercial	3,024	912.2	2,864	724.7	2,726	634.9	2,639	519.2	2,563	442.2
Rural and others(1)	2,497	481.2	2,396	389.5	2,338	342.6	2,251	277.4	2,266	243.8
Public services	551	104.4	542	84.9	525	76.2	519	60.7	505	52.6
Wholesale Energy Market and
Interconnected
Power System	4,101	38.6	6,199	88.7	7,119	116.6	8,609	117.5	2,453	75.2
Other distributors	4,688	407.3	2,982	245.4	1,230	77.0	1,104	62.4	2,566	106.7

Total(2)	27,525	5,051.4	27,964	4,070.6	26,900	3,522.1	27,751	2,920.3	22,648	2,568.0

_______________
(1)	Includes street lighting, municipalities and government agencies.
(2)	Total GWh includes our own consumption but does not include our energy losses.
(3)	Includes capacity made available but not fully delivered.

     The following table sets forth the number of our Final Customers in each category at December 31, 2004.

Number of Final
Category	Customers

Industrial	50,039
Residential	2,495,584
Commercial	266,491
Rural and others(1)	367,963

Total	3,180,077

_____________
(1) Includes public services

     Approximately 43.8% of the electricity we sold to Final Customers in 2004 was sold to industrial customers. Our primary industrial customers are involved in the lumber and food industries, accounting for 11.6% and 25.9%, respectively, of industrial consumption.

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

     Effective June 24, 2003, we were granted an increase in the rates we may charge for sales to Final Customers. These increases averaged 25.3% . However, we granted a discount, which was equivalent to the rate increase, to those of our Final Customers who paid their electricity bills when due. As of January 1, 2004, such discount was reduced so that a power rate readjustment of 15% could be passed on to customers. Overdue customers were required to pay the 25.3% rate increase in full.

     Industrial and commercial customers accounted for approximately 31.6% and 19.8%, respectively, of our revenues from sales to Final Customers during 2004. In 2004, 35.9% of our revenues from sales to Final Customers were from sales to residential customers, the category with the largest participation in the revenues from sales to Final Customers, with an average tariff of R$369.70 per MWh.

     On June 24, 2004, we were granted a total tariff increase of 14.43% by ANEEL. This increase consisted of a 9.17% increase in our retail tariffs and a 5.26% increase for deferred regulatory asset recovery. We have continued our policy of granting a discount to our customers who pay their bills in a timely manner and instead of applying the full 14.43% rate increase, in June, 2004 we applied only a 9.0% rate increase to the tariffs we charge our customers who pay their bills on time. In February 2005, we increased the tariff by 5%. However, those customers with overdue bills will be subject to the entire 14.43% tariff. As of February 1, 2005, the average discount we afford our customers who pay their bills when due was 8.2% less than the rates approved by ANEEL.

     In June 2005, ANEEL authorized us to increase tariffs by an average of 7.8% pursuant to the annual tariff readjustment. Our management and our Board of Directors have not yet determined whether and how to implement this readjustment. In addition, pursuant to the ANEEL authorization of June 2005, we began to include PIS/PASEP and COFINS taxes in the amounts billed to customers, as we had previously done with value-added tax (ICMS). As a result, amounts billed to customers will increase by 5.0% to 5.5%, and these taxes will no longer be included in the basis for determining electricity rates.

     The following table sets forth the average tariffs (without a deduction for value-added taxes) for each category of Final Customer in effect in 2004 and 2003.

	2004	2003

	(R$/MWh)	(R$/MWh)
Tariffs

Industrial	177.67	136.32
Residential	369.70	311.61
Commercial	301.59	253.06
Rural and others	192.69	162.54
Public services	189.47	156.59
All Final Customers	245.81	198.94

     Low Income Residential Customers. Under Brazilian law we are required to provide discounted rates to certain low income residential customers (“Low Income Residential Customers”). In 2004, we served 715,157 Low Income Residential Customers.

     The following table sets forth the current minimum discount rates approved by ANEEL for each category of Low Income Residential Customer.

Discount From
Consumption	Base Tariff

Up to 30 kWh per month	65%
From 31 to 100 kWh per month	40%
From 101 to 160 kWh per month	10%

     Non-retail Tariffs. In 2004, we were granted an increase of approximately 14.59% in the average tariffs for Initial Supply Contracts with distributors in the State of Paraná. During 2004, the average tariff for sales of energy pursuant to these Initial Supply Contracts was R$76.32 per MWh. We were also granted an increase of 17.52% in the average tariffs for Initial Supply Contracts with out-of-state distributors. During 2004, the average tariff for sales of energy pursuant to these Initial Supply Contracts was R$54.58 per MWh.

The following table sets forth average tariffs in effect in 2004 and 2003.

	2004	2003

	(R$/MWh)	(R$/MWh)
Tariffs
Initial Supply Contracts with distributors in the
State of Paraná	76.32	66.60
Initial Supply Contracts with out-of-state
distributors	54.58	46.44

     Transmission Tariffs. In June 2003, ANEEL set R$6,935.01/MW as the monthly tariff for the use of the Main Transmission Grid. In June 2004, ANEEL revised the monthly tariff for the use of the Main Transmission Grid to R$7,684.61/MW. In 2004, we paid R$289.6 million in tariffs for the use of the Main Transmission Grid and received R$209.8 million in tariff revenues for the use of our transmission network by other parties.

     In June 2003, ANEEL also set R$2,776.01/MW as the tariff that we and the other distribution companies pay to Furnas for the transportation of high-voltage energy from Itaipu. In June 2004, ANEEL raised this tariff to R$2,971.18/MW.

Other Businesses

Telecommunications and Information Technology

     Copel Telecomunicações S.A. In March 1998, we became the first power company in Brazil to obtain an authorization from the Brazilian National Telecommunication Agency (ANATEL) to provide corporate telecommunication services and international long-distance services within the State of Paraná. We have been offering these services since August 1998 through the use of our extensive transmission and distribution network. The ownership of the network assets and our broad experience in the operation and maintenance of complex telecommunication networks have contributed to the success of this program. In 2002, we obtained an authorization to provide multimedia services. In 2004, we served 145 of the 399 municipalities in Paraná, which represents 78% of the total population of the State. In addition to the our commercial services, we have also been involved in an educational project aimed at providing lower and middle public school students in Paraná with broadband Internet access in their schools.

     We also provide services to most of the major Brazilian telecommunication companies that operate in Paraná. We have 211 clients, and our services are also provided to supermarkets, universities, banks, Internet Service Providers and television networks. Besides, a number of different telecommunication services are provided to the company’s subsidiaries for generation, transmission and distribution of electric power.

     Sercomtel. We own 45% of the voting stock of Sercomtel Telecomunicações S.A. (“Sercomtel Telecomunicações”) and 45% of Sercomtel Celular S.A. (individually, “Sercomtel Celular” and, jointly with Sercomtel Telecomunicações, “Sercomtel”), which we purchased in May 1998 for a total of R$186 million. Sercomtel holds concessions to provide fixed and mobile telephone services in the municipalities of Londrina and Tamarana in Paraná. We are seeking operating synergies with Sercomtel between our respective telecommunications and electric power operations. Sercomtel Telecomunicações, the fixed-line operator, has approximately 162,384 installed phone lines, eleven telephone stations, two public switches, seventy-two remote stations and 4,043 public telephones. Sercomtel has concessions from ANATEL to provide cable television in São José (State of Santa Catarina) and Osasco (State of São Paulo) and radio-wave transmission television in Maringá and Londrina (State of Paraná). As of

December 2004, Sercomtel Celular S.A. had an installed TDMA capacity of 90,167 terminals, an installed GSM capacity of 38,561 terminals and seventy-six radio stations covering 100% of Londrina’s urban and rural areas. Sercomtel’s gross revenues during 2004 were R$291.5 million.

     ONDA ISP (“ONDA”). In July 2004, we sold our 24.5% interest in ONDA, an internet service provider in Paraná and Santa Catarina for R$0.4 million.

Water and Sewage

     We own 15% of the stock of Dominó Holdings S.A. (“Dominó Holding”), which in turn owns 39.7% of the voting stock of Companhia de Saneamento do Paraná – Sanepar (“Sanepar”), a public utility company that services 342 urban and rural municipalities and approximately 8.0 million people in the State of Paraná with water distribution and 3.6 million with sanitation. The State of Paraná owns 60% of the shares of Sanepar. Dominó Holdings’ post-tax earnings in 2004 were R$67.8 million. We own 15% of Dominó Holding, 27.5% is held by Construtora Andrade Gutierrez S.A., 27.5% is held by Opportunity Daleth S.A. and 30% by Sanedo Ltda, which belongs to Grupo Vivendi.

     In February 2003, the Government of the State of Paraná issued a decree canceling the Sanepar shareholders’ agreement and dismissing the board members appointed by Dominó Holdings. Dominó Holdings is currently engaged in litigation with the Government of the State of the Paraná in connection with this issue.

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

     As of December 31, 2004, we owned 51% of the capital stock of Compagas and accounted for this interest using the equity method. The minority shareholders of Compagas are Petrobras and Dutopar Participações Ltda. that is controlled by Gaspart Participações Ltda, each of which owns 24.5% of the capital stock of Compagas.

     Compagas distributes natural gas from Bolivia supplied through the Bolivia-Brazil gas pipeline. Compagas owns a gas distribution network in Paraná consisting of 437 kilometers of pipelines. During 2004, Compagas recorded a daily average sales volume of 596,648 cubic meters of natural gas to 752 customers. In March 2001, Compagas began regular distribution through the Bolivia-Brazil pipeline. During 2004, Compagas’ gross revenues were R$326.7 million, and its net profits were R$43.4 million.

Natural Gas Sales in 2004

	Number of	Consumption(2)	Participation
Segment	Customers	(m3)	(%)

Industrial	86	463,582	77.7
Cogeneration	01	75,019	12.6
Vehicular (gas stations)	17	54,053	9.0
Thermoelectric	01	746	0.1
Commercial	34	2,738	0.5
Residential (building)	613	510	0.1

Total	752	596,648	100.0

Services

     We own 40% of the share capital of ESCO Electric Ltda. (“ESCO”), a company that assists customers with their electricity needs through the provision of consulting services, planning and project implementation, automation services, operation, maintenance, training and technical assistance. ESCO also markets products and services aimed at obtaining greater energy efficiency and energy conservation. During 2004, ESCO’s net revenues were R$15.7 million, and its net income was R$0.3 million.

     Copel-Agra S/C Ltda (“Copel-Agra”) was incorporated in November 2000 to provide engineering services, ranging from the preparation of feasibility studies and environmental reports, to full engineering, procurement and construction projects. We have a 48% interest in Copel-Agra, which started its operations in the first quarter of 2001. Our partners are Agra-Monenco, a Canadian company, and LACTEC, a Brazilian technology institute. In December 2001, as a result of the acquisition of Agra-Monenco by AMEC, an English company, the corporate name was changed to Copel-Amec S/C Ltda (“Copel-Amec”). In February 2005, our Board of Directors resolved to dissolve Copel-Amec and we are currently analyzing our options in this regard.

     In September 1999, we formed a partnership with Engevix Engenharia and Intertechne Consultores called Braspower International Engineering S/C Ltda. (“Braspower”) to offer technology relating to energy and infrastructure projects in the international market. The agreement for the rendering of consulting services regarding the construction phases of a project in Shuibuya, China is currently in progress. The final phase comprehends the preparation if a feasibility study of Lower Arun hydroelectric project (330 MW), in the Nepal. Braspower was already selected in the first phase of the auction for another project in the Nepal (“Khimti-Dhalkebar 220 kV Transmission Line Project”). The cooperation agreement between Yunnan Huaneng Lancang River Hydropower Co. Ltd, or Hydrolancang, and Braspower has led us to the first proposal of rendering of services to Nuozhadu Hydropower Project at the Lancang River, in China.

Concessions

     We operate under concessions granted by the Brazilian government for our generation, transmission and distribution businesses. Currently our distribution and our transmission concessions will expire in July 2015, but our concessions provide for a possible extension of twenty years.

     In June 1999, Brazilian authorities extended our concession for the generation plants as follows:

  for plants whose concession had officially expired, the concessions were extended for 20 years beginning July 1995; and

  for other plants whose terms have not expired, we will have the option to extend our concessions an additional twenty years when they expire.
Seasonality

     We believe that seasonality does not materially affect our businesses.

Competition

     We have been granted concessions to distribute electricity in an area comprising substantially all of the area of the State of Paraná and do not face competition from the three small utilities that have been granted concessions for the remainder of the state. As a result of legislation passed in 1995 and 1998, however, other suppliers are able to offer electricity to our existing customers at prices lower than those we currently charge. Distribution and transmission companies are required to permit the use of their lines and ancillary facilities for the distribution and transmission of electricity by other parties upon payment of a tariff.

     Customers that may contract with other suppliers for electricity (“Free Consumers”) are limited to:

  existing customers with demand of at least 3 MW and supplied at voltage levels equal to or greater than 69 kV;

  new customers with demand of at least 3 MW at any voltage; and

  customers with demand of at least 500 MW and who opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants or biomass projects.

     During 2004, we provided electricity to twenty-four Free Consumers, representing approximately 2.4% of our net operating revenues and approximately 7.4% of the total quantity of electricity sold by us. Approximately 18%, 17% and 15% of the megawatts sold under contract to such customers are set to expire in 2005, 2006 and 2007, respectively. There can be no assurance that, upon the expiration of these contracts, the Free Consumers will purchase energy from us.

     At December 31, 2004, we had thirty-three customers that were eligible to qualify as Free Consumers upon the expiration of their agreements with us. Such customers represented approximately 8.8% of our total volume of electricity sold to Final Customers in 2004, and approximately 4.7% of our total net operating revenues for that year.

     In the generation business, any producer may be granted a concession to build or manage generating facilities in Paraná.

     In the transmission business, Brazilian law provides for competitive bidding for transmission concessions for facilities with voltage of 230 kV or greater that will form part of the Main Transmission Grid.

     Brazilian law requires that all of our concessions be subject to a competitive bidding process upon their expiration. We intend to apply for the extension of each concession upon its expiration. We may face significant competition from third parties in bidding for renewal of such concessions or for any new concessions. The loss of certain concessions could adversely affect our results of operations.

Environment

     Our construction and operation activities for the generation, transmission and distribution of electric energy, distribution of natural gas and our telecommunications operations are subject to federal, state and municipal environmental regulations. We have a consulting committee that is responsible for the implementation of our sustainability and good corporate citizen policies that take into account environmental and social impacts when evaluating our proposed projects.

     In September 2001, we formed the Environmental Policy Committee, which is responsible for planning and revising our environmental policies. In September 2003, the Environmental Policy Committee was reformulated in order to better implement its mandate, and to comply with elements of our broader corporate reorganization plan that is aimed at eliminating administrative inefficiencies and improving our fiscal results.

     In 2002, we implemented the Environmental Management System (“EMS”) in accordance with ISO 14000 rules, which manage the regulation of the environmental aspects of our generation activities. In 2004, as a consequence of our reorganization plan, was initiated the EMS in our distribution, transmission and telecommunications areas.

     We are in compliance with all material environmental regulations and our most recent generation, transmission and distribution projects are in accordance with federal and state regulations. We are currently applying for the renewal of our environmental licenses for our respective generation and transmission activities. We must apply for these renewals from the Environment Institute of the State of Paraná every four years.

     Among the environmental and social programs we are involved with is the “Tributo ao Iguaçu”, program whose objective is to facilitate and promote sustainable social, economic and environmental development of the communities located on the Iguaçu River basin.

The Condemnation Process

     Our principal properties consist of the generation, transmission and distribution facilities described in “—Business—Generation and Purchasers of Energy” and “—Business—Transmission and Distribution.” Of the net book value of our total property, plant and equipment at December 31, 2004 (including construction in progress), generation facilities represented 55.6%, transmission and distribution facilities represented 38.7%, administrative property and equipment represented 3.4% and supply of gas 2.3% . We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

     Although we receive concessions from the Brazilian government to construct hydroelectric projects, we do not receive title to the land on which the projects are located. Land required for the implementation of our projects may only be condemned pursuant to specific legislation. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of condemnation disputes. At December 31, 2004, we estimated our reimbursement liability with respect to condemned properties to be approximately R$35.8 million. This amount does not include the projections for land condemnation included in the budgets for each of our projects.

Insurance

     We maintain insurance for fire, natural disasters, accidents involving third parties and certain other risks associated with the transportation and assembly of equipment. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums are justified by the low risk of major interruption, considering the energy available in the Interconnected Power System. We believe that we maintain insurance that is both customary in Brazil and adequate for the businesses in which we are engaged.

THE BRAZILIAN POWER INDUSTRY

General

     In 2002, the Ministry of Mines and Energy, Ministério de Minas e Energia (“MME”) approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 112.1 GW by 2012, of which 86.8 GW (77.4%) is projected to be hydroelectric, 16.8 GW (15.0%) is projected to be thermoelectric and 8.5 GW (7.6%) is projected to be imported through the Interconnected Power System.

     Approximately 46% of the installed power generating capacity of the Brazilian Interconnected Power System is currently owned by Eletrobrás (including Eletronuclear and 50% of Itaipu). Through its subsidiaries, Eletrobrás is also responsible for 64% of the installed transmission capacity above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de São Paulo – CESP, Companhia Energética de Minas Gerais – CEMIG and us, among others.

Principal Regulatory Authorities

Ministry of Mines and Energy – MME

     The MME is the Brazilian government’s primary regulator of the power industry. Following the adoption of the New Industry Model Law, the Brazilian government, acting primarily through the MME, has undertaken certain duties that were previously the responsibility of ANEEL, including the drafting of the guidelines governing the granting of concessions and the issuance of directives governing the bidding process for concessions relating to public services and public assets.

National Energy Policy Council

     The National Energy Policy Council, Conselho Nacional de Política Energética (“CNPE”), is a committee created in August 1997 to advise the Brazilian President with respect to the development of national energy policy. The CNPE is presided over by the Minister of Mines and Energy, and the majority of its members are ministers of the Brazilian government. The CNPE was created to optimize the use of Brazil’s energy resources and to ensure the supply of energy to the country.

ANEEL

     The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. After the enactment of the New Industry Model Law, ANEEL’s primary responsibility is to regulate and supervise the power industry in accordance with the policies set forth by the MME and to respond to matters which are delegated to it by the Brazilian government and the MME. ANEEL’s current responsibilities include, among others, (i) administering concessions for electric energy generation, transmission and distribution, including the approval of electricity tariffs, (ii) enacting regulations for the electric energy industry, (iii) implementing and regulating the exploitation of energy sources, including the use of hydroelectric power, (iv) promoting the public bidding process for new concessions, (v) settling administrative disputes among electricity generation entities and electricity purchasers and (vi) defining the criteria and methodology for the determination of transmission tariffs.

ONS

     The National Electric System Operator, Operador Nacional do Sistema Elétrico (“ONS”) was created in 1998. The ONS is a non-profit, private entity comprised of electric utilities engaged in the generation, transmission and distribution of electric energy, in addition to other private participants such as importers, exporters, and Free Consumers.

The New Industry Model Law granted the Brazilian government the power to nominate three executive officers to ONS’ board of executive officers. The primary role of the ONS is to coordinate and control the generation and transmission operations in the Interconnected Power System, subject to the ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include: operational planning for the generation industry, organizing the use of the domestic Interconnected Power System and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the electric energy system, proposing plans to the MME for extensions of the Basic Grid, and submitting rules for the operation of the transmission system for ANEEL’s approval.

Electric Energy Trading Chamber - CCEE

     The Electric Energy Trading Chamber, Câmara de Comercialização de Energia Elétrica (“CCEE”), which has replaced the MAE, is a not-for-profit organization subject to authorization, inspection and regulation by ANEEL.

     The CCEE is responsible, among other things, for (1) registering all the energy purchase agreements (Contratos de Comercialização de Energia no Ambiente Regulado), (“CCEAR”) in the Regulated Market, and registering the agreements resulting from market adjustments and the volume of electricity contracted in the Free Market, and (2) the accounting for and clearing of short-term transactions. The CCEE is comprised of holders of concessions and permissions and authorized entities of the electricity industry and free consumers and its Board of Directors is comprised of four members appointed by these agents and one by the MME, which will be the Chairman of the Board of Directors.

Energy Research Company - EPE

     On August 16, 2004 the Brazilian government established the Energy Research Company (Empresa de Pesquisa Energética), or EPE, a state-owned company, which is responsible for conducting strategic research on the energy industry, including with respect to electric energy, oil, gas, coal and renewable energy sources. The research carried out by EPE assists the MME in its policymaking role in the energy industry.

Energy Industry Monitoring Committee - CMSE

     The New Industry Model Law authorized the creation of the Energy Industry Monitoring Committee (Comitê de Monitoramento do Setor Elétrico), or CMSE, which acts under the direction of the MME. The CMSE is responsible for the monitoring of the supply conditions of the system and for indicating the steps to be taken to correct problems uncovered by such monitoring.

Historical Background of the Industry Legislation

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

The Brazilian government enacted Law No. 8,987 on February 13, 1995 (the “Concessions Law”) and Law No. 9,074 on July 7, 1995 (the “Power Concessions Law”), that together (i) required that all concessions for the provision of energy related services be granted through public bidding processes, (ii) provided for the creation of generation entities, known as Independent Power Producers (“IPPs”), which, by means of a concession, permission or authorization, may generate and sell the totality or part of their electricity to Free Consumers, distribution concessionaires and trading agents, among others, (iii) gradually allowed certain electricity consumers with significant demand (demand equal to or greater than 3MW that are supplied at a voltage level equal to or greater than 69kV or, in the case of new customers that have entered the market since July 1995, customers with demand equal to or greater than 3MW that are supplied at any voltage level), known as Free Consumers, to purchase electricity directly from suppliers holding a concession, permission or authorization, (iv) granted electricity suppliers and Free Consumers open access to all distribution and transmission systems and (v) eliminated the need for a concession to construct and operate power projects with a capacity from 1 MW to 30 MW.

Beginning in 1995, a portion of the controlling interests held by Eletrobrás and various states in generation and distribution companies as sold to private investors. At the same time, certain state governments also sold their stakes in major distribution companies.

In 1998, the Brazilian government enacted Law No. 9,648, or the Power Industry Law, to overhaul the basic structure of the electricity industry. The Power Industry Law provides for the following:

-	the establishment of a self-regulated body responsible for the operation of the short- term electricity market, or the Wholesale Energy Market, which replaced the prior system of regulated generation prices and supply contracts;

-	a requirement that distribution and generation companies enter into initial energy supply agreements, known as Initial Supply Contracts, generally “take or pay” commitments, at prices and volumes approved by ANEEL. The main purpose of the Initial Supply Contracts is to ensure distribution companies have access to a stable electricity supply at prices that guarantee a fixed rate of return for the electricity generation companies during the transition period leading to the establishment of a free and competitive electricity market;

-	the creation of the ONS, a non-profit private entity responsible for the operational management of the generation and transmission activities of the Interconnected Power System; and

-	the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities.

In 2001, Brazil faced a serious energy crisis that lasted until the end of February 2002. As a result, the Brazilian government implemented measures that included:

-	a program for the rationing of electric energy consumption in the most adversely affected regions, namely the Southeast, Central-West and Northeast regions of Brazil; and

-	the creation of the Energy Crisis Management Chamber, Câmara de Gestão da Crise de Energia Elétrica (“CGE”), which passed a series of emergency measures that provided for reduced energy consumption targets for residential, commercial and industrial consumers in the affected regions by introducing special tariff regimes that encouraged the reduction of electricity consumption.

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

On March 15, 2004, the Brazilian government enacted the New Industry Model Law, in an effort to further restructure the power industry with the ultimate goal of providing consumers with a secure electricity supply at a low tariff.

Concessions

     The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to the MME or to ANEEL for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period, as opposed to permissions and authorizations which are granted for an undetermined period of time by ANEEL, without a public bidding process. This period is usually thirty-five years for new generation concessions, and thirty years for new transmission or distribution concessions. An existing concession may be renewed at the granting authority’s discretion.

     The Concession Law establishes, among other things, the conditions that the concessionaire must comply with when providing electricity services, consumers’ rights, and the obligations of the concessionaire and the granting authority. In addition to the Concession Law, the concessionaire must also comply with the general regulations which govern the electricity sector. The main provisions of the Concession Law are summarized as follows:

     Adequate service. The concessionaire must render adequate service to all customers in its concession and must maintain certain standards with respect to regularity, continuity, efficiency, safety and accessibility.

     Use of land. The concessionaire may use public land or request that the granting authority expropriate necessary private land for the benefit of the concessionaire. In the latter case, the concessionaire must compensate the affected private landowners.

     Strict liability. The concessionaire is strictly liable for all damages arising from the provision of its services.

     Changes in controlling interest. The granting authority must approve any direct or indirect change in the concessionaire’s controlling interest.

     Intervention by the granting authority. The granting authority may intervene in the concession, by means of a presidential decree, to ensure the adequate performance of services, as well as the full compliance with applicable contractual and regulatory provisions. Within thirty days of such a decree, the granting authority’s representative must commence an administrative proceeding in which the concessionaire is entitled to contest the intervention. During the term of the administrative proceeding, the granting authority shall appoint an individual to manage the concession. If the administrative proceeding is not completed within 180 days of the issuance of the decree, the intervention will be stopped and the concession will be returned to the concessionaire. The concession is also returned to the concessionaire if the granting authority’s representative decides not to terminate the concession and the concession has not yet expired.

     Termination of the concession. The termination of the concession agreement may be accelerated by means of expropriation and/or forfeiture. Expropriation is the early termination of a concession for reasons related to the public interest, which has to be approved by law. Forfeiture must be declared by the granting authority after ANEEL or the MME has made a final administrative ruling that the concessionaire, among other things, (1) has failed to render adequate service or to comply with applicable law or regulation, (2) no longer has the technical, financial or economic capacity to provide adequate service, or (3) has not complied with penalties assessed by the granting authority. The concessionaire may contest any expropriation or forfeiture in the courts. The concessionaire is entitled to indemnification for its investments in expropriated assets that have not been fully amortized or depreciated, after deduction of any amounts for fines and damages due by the concessionaire.

     Expiration. When the concession expires, all assets, rights and privileges that are materially related to the rendering of the electricity services revert to the Brazilian government. Following the expiration, the concessionaire is entitled to indemnification for its investments in assets which have not been fully amortized or depreciated as of the expiration.

     Penalties. ANEEL’s regulation governs the imposition of sanctions against agents in the electricity sector and classifies the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each infraction, the fines can be up to 2% of the revenue (net of value-added tax and services tax) of the concessionaire in the 12-month period preceding any penalty notice. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval for certain actions, including the following: (1) execution of contracts between related parties in the cases provided by regulation; (2) sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services; and (3) changes in controlling interest of the holder of the authorization or concession. In the case of contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that the contract be rescinded.

The New Industry Model Law

     The New Industry Model Law introduced material changes to the regulation of the power industry, in order to (i) provide incentives to private and public entities to build and maintain generation capacity and (ii) assure the supply of electricity in Brazil at low tariffs through competitive electricity public bidding processes. The key features of the New Industry Model Law include:

  Creation of a parallel environment for the trading of electricity, including: (1) the regulated market, a more stable market in terms of supply of electricity; and (2) a market specifically addressed to certain participants (i.e., Free Consumers and energy trading companies), called the free market, that will permit a certain degree of competition vis-à-vis the regulated market.

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

     The New Industry Model Law excludes Eletrobrás and its subsidiaries from the National Privatization Program, which is a program originally created by the Brazilian government in 1990 to promote the privatization process of state-owned companies.

Parallel Environment for the Trading of Electric Energy

     Under the New Industry Model Law, electricity purchase and sale transactions are carried out in two different segments: (1) the Pool, which contemplates that distribution companies will purchase all the electricity they need to supply their customers though a public auction and (2) the free market, which provides for the purchase of electricity by non-regulated entities (such as the Free Consumers and energy traders).

     The electricity arising from (1) low capacity generation projects located near consumption points (such as certain co-generation plants and the small hydroelectric power plants), (2) plants qualified under the Proinfa Program, an initiative established by the Federal Government to create incentives for the development of alternative energy sources, such as wind power projects, small hydroelectric power plants and biomass projects and (3) Itaipu, will not be subject to the public bidding process for the supply of electricity to the Pool. The electricity generated by Itaipu will continue to be sold by Eletrobrás to the distribution concessionaires operating in the South/Southeast/Center-Western Interconnected Power System, although no specific contract was entered into by such concessionaires. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed below under “—Distribution Tariffs.”

     The Regulated Market (the “Pool”)

     In the regulated market, distribution companies must purchase their expected electricity requirements for their captive customers in the Pool, through a public auction process. The auction is administered by ANEEL, either directly or indirectly through the CCEE.

     Electricity purchases are made through two types of bilateral agreements: Energy Agreements (Contratos de Quantidade de Energia) and (2) Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that its electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, which could interrupt the supply of electricity. In such a case, the generator would be required to purchase electricity elsewhere in order to comply with its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the Pool. In such a case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage.

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

     According to the New Industry Model Law, electricity distribution entities will be entitled to pass-through to their respective customers, in the form of higher tariffs, all costs related to electricity they purchased through public auction as well as any taxes and industry charges.

     With respect to the granting of new concessions, the newly enacted regulations require bids for new hydroelectric generation facilities to include, among other things, the minimum percentage of electricity to be supplied to the Pool.

     The Free Market

     The free market covers transactions between generation concessionaires, IPPs, self-generators, energy traders, importers of electric energy and Free Consumers. The free market will also include existing bilateral contracts between generators and distributors until they expire. Upon expiration, such contracts must be executed under the New Industry Model Law guidelines.

     A consumer that is eligible to choose its supplier may only be able to rescind its contract with the local distributor by notifying such distributor, up to three years in advance, of the date the distributor has to inform MME about its estimated electricity demand. Once a consumer has opted for the free market, it may only return to the regulated system once it has given the distributor of its region five years notice, provided that the distributor may reduce such term at its discretion. Such an extended period of notice seeks to assure that, if necessary, the distributor can buy additional energy in the Pool without imposing extra costs on the captive market.

     State-owned generators may sell electricity to free consumers, however, as opposed to private generators, they are obligated to do so through an auction process.

Regulation under the New Industry Model Law

     On July 30, 2004, the Brazilian government enacted a decree governing the purchase and sale of electricity in the Regulated Market and the Free Market, as well as the granting of authorizations and concessions for electricity generation projects. The new regulations in this decree include, among other items, rules relating to auction procedures, the form of power purchase agreements and the mechanism for passing costs through to final consumers.

     Under the new regulations, all electricity-purchasing agents must contract all of their electricity demand in accordance with established guidelines. Electricity-selling agents must provide evidentiary support linking the energy to be sold to existing or planned power generation facilities. Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.

     The new regulations also require for electricity distribution companies to fulfill their electricity supply obligations primarily through public auctions. In addition to these auctions, distribution companies can purchase electricity from: (1) generation companies that are connected directly to the distribution company (except for hydrogeneration companies with capacity higher than 30 MW and certain thermo generation companies), (2) electricity generation projects participating in the initial phase of the Proinfa Program, (3) power purchase agreements entered into before the New Industry Model Law was enacted and (4) the Itaipu power plant.

     The MME will from time to time establish the total amount of energy that will be contracted in the Regulated Market, and the list of generation projects that will be allowed to participate in the auctions in each year.

     Beginning in 2005, all electricity generation, distribution and trading companies, independent power producers and Free Consumers will be required to notify ANEEL, by August 1 of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. Each distribution company will also be required to notify ANEEL, within the 60-day period preceding each electricity auction, of the amounts of electricity that it intends to contract in the auction. In addition, distribution companies will be required to specify the portion of the contracted amount they intend to use to supply potentially Free Consumers.

Auctions on the Regulated Market

     Electricity auctions for new generation projects will be held (1) five years before the initial delivery date of electricity (referred to as “A-5” auctions), and (2) three years before the commencement of commercial operation (referred to as “A-3” auctions). Existing power generators will hold auctions (1) one year before the initial delivery date (referred to as “A-1” auctions) and (2) four months before the delivery date (referred to as “market adjustments”). Invitations to bid in the auctions will be prepared by ANEEL, in accordance with guidelines established by the MME, including the requirement that the lowest bid shall be the winner of the auction.

     Each generation company that participates in the auction will execute a contract for purchase and sale of electricity with each distribution company, in proportion to the distribution companies’ respective estimated demand for electricity. The only exception to these rules relate to the market adjustment auction, where the contracts will be between specific selling and distribution companies. The contracts for both A-5 and A-3 auctions will have a term of between fifteen and thirty years, and the contracts for A-1 auctions will have a term between five and fifteen years. Contracts arising from market adjustment auctions will be limited to a two-year term.

     In respect of contracts related to electricity generated by existing generation facilities, there are three alternatives for the reduction of contracted electricity: (1) compensation for the exit of potentially Free Consumers from the Regulated Market, (2) reduction, at the discretion of the distribution companies, of up to 4% per year of the annual contracted amount due to market deviations from the estimated market projections, beginning two years after the initial electricity demand was declared and (3) adjustments to the amount of electricity established in the energy acquisition contracts entered into before March 17, 2004.

The Annual Reference Value

     The July 30, 2004 decree also establishes a mechanism (the “Annual Reference Value”), which limits the costs that can be passed through to final consumers. The Annual Reference Value corresponds to the weighted average of the electricity prices in the A-5 and A-3 auctions, calculated for all distribution companies.

     The Annual Reference Value creates an incentive for distribution companies to contract their expected electricity needs in the A-5 auctions, where the prices are expected to be lower than in A-3 auctions. The Annual Reference Value will be applied during the first three years of the power purchase agreements for new power generation projects.

Beginning the fourth year, 100% of the electricity acquisition costs from these projects will be passed through to consumers. The decree establishes the following permanent limitations on the ability of distribution companies to pass-through costs to consumers: (1) No pass-through of costs for electricity purchases that exceed 103% of actual demand; (2) Limited pass-through of costs for electricity purchases made in an A-3 auction, if the volume of the acquired electricity exceeds 2% of the demand for electricity purchased in the A-5 auctions; (3) Limited pass-through of electricity acquisition costs from new electricity generation projects if the volume contracted under the new contracts related to existing generation facilities is lower than 96% of the volume of electricity provided for in the expiring contract; (4) From 2005-2008, electricity purchases from existing facilities in the A-1 auction are limited to 1% of a distribution company’s demand. If the acquired electricity in the A-1 auction exceeds 1%, pass-through of costs to final consumers is limited to 70% of the average value of such acquisition costs of electricity generated by existing generation facilities for delivery between 2005 and 2008. The MME will establish the maximum acquisition price for electricity generated by existing projects. If distributors do not comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the lower of the spot price and the Annual Reference Value.

Electric Energy Trading Convention

     On October 26, 2004, ANEEL enacted Resolution No. 109, which establishes the Electric Energy Trading Convention (Convenção de Comercialização de Energia Elétrica). The Electric Energy Trading Convention regulates the organization and functioning of the CCEE and defines, among other things, (1) the rights and obligations of the CCEE agents, (2) the penalties to be imposed on defaulting agents, (3) the means of dispute resolution, (4) trading rules in the Regulated and Free Markets and (5) theaccounting and clearing process for short-term transactions.

The 2004 Auction

     On December 7, 2004, CCEE conducted the first auction under the procedures established by the New Industry Model Law. Generators and distributors provided ANEEL with information setting forth their estimated electricity generation or estimated electricity demand for the following 5-year period. Based on such information, the MME established the total amount of electricity to be traded in the auction and selected the generation companies that would participate in the auction.

     After the completion of the auction, generators and distributors executed the relevant contract setting forth the price and amount of the energy contracted in the auction. The executed contracts have 8-year-terms, with initial delivery dates of energy beginning in 2005, 2006 and 2007. The contracts also provide that the price will be annually adjusted upon the variation of the IPCA (Índice Nacional de Preços ao Consumidor Amplo, calculated and published by Fundação Instituto Brasileiro de Geografia e Estatística – IBGE, a governmental institute). The distributors have granted financial guaranties to the generators (mainly receivables from the distribution service) to secure their payment obligations under the contracts.

Restricted Activities of Distributors

     Distributors in the Interconnected Power System are not permitted to (i) develop activities related to the generation or transmission of electric energy, (ii) sell electric energy to Free Consumers, except for those in their concession area, and under the same conditions and tariffs maintained with respect to captive consumers, (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership or (iv) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Generators will not be allowed to hold more than a 10% equity interest in any distributor. The New Industry Model Law has granted a transition period of eighteen months for companies to adjust to these rules, and ANEEL can extend such term for another eighteen months in the event that companies are unable to comply with such requirements within the prescribed timeframe.

Elimination of Self-Dealing

     Since the purchase of electricity for captive customers is now performed through the Pool, so-called “self-dealing” (under which distributors were permitted to purchase up to 30% of their energy needs through energy that was either self-produced or acquired from affiliated companies) is no longer permitted, except in the context of agreements that were approved by ANEEL before the enactment of the New Industry Model Law.

Contracts Executed prior to the New Industry Model Law

     The New Industry Model Law provides that contracts executed by electricity distribution companies and approved by ANEEL before the enactment of the New Industry Model Law may not be amended to reflect any extension or modification of their terms (other than reductions in volumes and prices), with the exception of Initial Supply Contracts, as described below. During the transition period (1998-2005) to a free and competitive energy market, purchases and sales of electric energy between generation and distribution concessionaires must occur pursuant to Initial Supply Contracts. The purpose of the transition period is to permit the gradual introduction of competition in the industry.

     Under the Power Industry Law, electricity committed to Initial Supply Contracts is reduced by 25% each year from 2003 to 2005. Generation companies will be allowed to trade their excess, uncontracted electricity in the Pool, or in the free market, and they may conduct public auctions to trade any uncontracted volumes with Free Consumers or energy traders. When the Initial Supply Contracts expire at the end of 2005, all energy will be sold in the Pool or in the free market. However, the New Industry Model Law allows public generation companies to amend the Initial Supply Contracts that were in full force and effect on March 2004. Public generation companies that have amended their Initial Supply Contracts are not required to comply with the requirement to reduce the amount of electric energy committed under such contracts by 25% each year from 2003 to 2005 period.

Challenges to the Constitutionality of the New Industry Model Law

     The New Industry Model Law is currently being challenged on constitutional grounds before the Brazilian Supreme Court. The Brazilian government moved to dismiss the actions arguing that the constitutional challenges were moot because they related to a provisional measure that had already been converted into law. A final decision on this matter is subject to majority vote of the Justices. To date, the Supreme Court has not reached a final decision and we do not know when such a decision may be reached. While the Supreme Court is reviewing the law, its provisions have remained in effect. Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law relating to restrictions on distributors performing activities unrelated to the distribution of electricity, including sales of energy by distributors to free consumers and the elimination of self-dealing, are expected to remain in full force and effect.

Ownership Limitations

     ANEEL established new limits on the concentration of certain services and activities within the electric energy industry in 2000. Under these limits, with the exception of companies participating in the National Privatization Program (which only need to comply with such limits once their final corporate restructuring has been accomplished), no electric industry company (including both its affiliates) may (i) own more than 20% of Brazil’s installed capacity, 25% of the installed capacity of the South/Southeast/Central West region or 35% of the installed capacity of the North/Northeast region, except if such percentage corresponds to the installed capacity of a single generation plant, (ii) own more than 20% of Brazil’s distribution market, 25% of the South/Southeast/Central-West distribution market or 35% of the North/Northeast distribution market, except in the event of an increase in the distribution of energy exceeding the national or regional growth rates or (iii) own more than 20% of Brazil’s trading market with final consumers, 20% of Brazil’s trading market with non final consumers or 25% of the sum of these two categories.

Tariffs for the Use of the Distribution and Transmission Systems

     ANEEL oversees tariff regulations that govern access to the distribution and transmission systems and establish tariffs for these systems. The tariffs are (i) network usage charges, which are charges for the use of the proprietary local grid of distribution companies (“TUSD”) and (ii) tariffs for the use of the transmission system, which is the Basic Grid and its ancillary facilities (“TUST”).

     TUSD

     The TUSD is paid by generators and Free Consumers for the use of the distribution system of the distribution concessionaire to which the relevant generator or Free Consumer is connected. The amount to be paid by the agent connected to the distribution system is calculated by multiplying the amount of electricity contracted with the distribution concessionaire for each connection point, in kW, by the tariff in R$/kW which is set by ANEEL.

     TUST

     The TUST is paid by distribution companies, generators and Free Consumers for the use of the Basic Grid and is revised annually according to (i) an inflation index and (ii) the annual revenue of the transmission companies, as determined by ANEEL. According to criteria established by ANEEL, owners of the different parts of the transmission grid were required to transfer the coordination of their facilities to the ONS, in return for receiving regulated payments from the transmission system users. Network users, including generation companies, distribution companies and Free Consumers have signed contracts with the ONS entitling them to the use of the transmission grid in return for the payment of certain tariffs. Other parts of the grid that are owned by transmission companies but which are not considered part of the Basic Grid, are made directly available to the interested users for a specified fee.

Distribution Tariffs

     Distribution tariff rates (including the TUSD) are subject to review by ANEEL, which has the authority to adjust and review these tariffs in response to changes in energy purchase costs and market conditions. When adjusting distribution tariffs, ANEEL divides the costs of distribution companies between (i) costs that are beyond the control of the distributor, or Parcel A costs, and (ii) costs that are under control of distributors, or Parcel B costs. The readjustment of tariffs is based on a formula that takes into account the division of costs between the two categories.

Parcel A costs include, among others, the following factors:

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

     Electricity distribution concessionaires are also entitled to periodic revisions (revisão periódica) every four or five years. These revisions are aimed at (1) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession and (2) determining the “X factor,” which is based on three components: (a) expected gains of productivity from increase in scale, (b) evaluations by consumers (verified by ANEEL) and (c) labor costs.

     The X factor is used to adjust the proportion of the change in the IGP-M index that is used in the annual adjustments. Accordingly, upon the completion of each periodic revision, application of the X factor requires distribution companies to share their productivity gains with final consumers.

     In addition, electricity distribution concessionaires are entitled to an extraordinary tariff review (revisão extraordinária) on a case-by-case basis, to ensure their financial stability and compensate them for unpredictable costs, including taxes, that significantly change their cost structure.

     Since October 2004, on the date of their subsequent tariff readjustment or tariff revision, whichever occurs earlier, distribution companies have been required to execute separate contracts for the connection and use of the distribution system and for the sale of electricity to their potentially free consumers.

Incentives

     In 2000, a Federal decree created the Thermoelectric Priority Program, Programa Prioritário de Termeletricidade (“PPT”), for purposes of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectric plants. The prerogatives granted to the thermoelectric plants included in the PPT are: (i) guaranty of gas supply for twenty years, according to regulation from the MME, (ii) assurance of the costs related to the acquisition of the electric energy produced by thermoelectric plants will be transferred to tariffs up to the normative value established by ANEEL and (iii) guaranty of access to a BNDES special financing program for the electric energy industry.

     In 2002, the Federal Government established the Proinfa Program to encourage the creation of alternative energy sources. Under the Proinfa Program, Eletrobrás shall purchase the energy generated by alternative sources for a period of up to twenty years. In its initial phase, the Proinfa Program is limited to a total contracted capacity of 3,300 MW. Projects seeking to qualify for the benefits offered by the Proinfa Program must be fully operational by December 30, 2006. In its second phase, which will start after the 3,300MW cap has been reached, the Proinfa Program intends to purchase energy from alternative sources up 10% of the electric energy annual consumption of Brazil. The energy produced for sale to the Proinfa Program cannot be produced by generation concessionaires, like us, nor by IPPs; such production may only be done by autonomous independent producers, who may not be controlled by, or affiliated with, a generation concessionaire or an IPP, or affiliated with any of their controlling entities.

Regulatory Charges

RGR Fund and UBP

     In certain circumstances, electric energy companies are compensated for certain assets used in connection with a concession if the concession is revoked or is not renewed. In 1971, the Brazilian congress created a reserve fund designed to provide funds for such compensation (“RGR Fund”). In February 1999, ANEEL revised the assessment of a fee requiring public-industry electric companies to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, not to exceed 3% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and the RGR Fund has been used principally to finance generation and distribution projects. The RGR Fund is scheduled to be phased out by 2010 and ANEEL shall revise the applicable tariffs so that the consumer will receive some benefit from the termination of the RGR Fund.

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

CCC

     Distribution companies (and also some transmission companies responsible for Free Consumers) must contribute to the Conta de Consumo de Combustível (“CCC Account”). The CCC Account was created in 1973 to generate financial reserves to cover fossil fuel costs in thermoelectric power plants in the event of a rainfall shortage which would require increased use of thermal plants. The annual CCC Account contributions are calculated on the basis of estimates of the cost of fuel needed by the thermoelectric power plants in the succeeding year. The CCC Account is administered by Eletrobrás. The CCC Account, in turn, reimburses electric companies for a substantial portion of the fuel costs of their thermoelectric power plants.

     In February 1998, the Federal Government provided for the phasing out of the CCC Account. During the 2003-2006 period, subsidies from the CCC Account will be phased out for thermal power plants constructed prior to February 1998 and belonging to the Interconnected Power System. Thermal power plants constructed after that date will not be entitled to subsidies from the CCC Account. In April 2002, the Federal Government established that subsidies from the CCC Account would continue to be paid, for a period of twenty years, to thermoelectric plants located in isolated systems.

CDE

     In 2002, the Federal Government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE Account”), which is funded with annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and the annual fees paid by agents offering electric energy to final consumers, by means of an additional charge added to the tariffs for the use of the transmission and distribution systems. These fees are adjusted annually. The CDE Account was created to support (i) the development of energy production throughout Brazil, (ii) the production of energy by alternative energy sources and (iii) the universalization of electric energy services throughout Brazil. The CDE will be in effect for twenty-five years and be regulated by the executive branch and managed by Eletrobrás.

Itaipu Transportation Charge

     The Itaipu hydroelectric plant has an exclusive transmission grid and is not part of the Basic Grid or the intermediary connection system. Companies which are entitled to receive electricity from Itaipu pay a transportation charge, in an amount equal to their proportional quota of Itaipu generated electricity, for the use of the grid.

Charge for the Use of Water Resources

     The Power Industry Law requires that holders of concessions and authorizations, which allow for the exploitation of water resources, must pay a total charge of 6.75% of the value of the energy they generate. This charge is share among the states and municipalities where the plant or the plant’s reservoir is located and certain federal agencies.

ANEEL Inspection Fee

     The ANEEL Inspection Fee is an annual fee due by the holders of concessions, permissions or authorizations equal to a proportion of their revenues. The ANEEL Inspection Fee requires affected parties to pay reaches up to 0.5% of their annual revenues to ANEEL in twelve monthly installments.

Default on the Payment of Regulatory Charges

     The New Industry Model Law provides that the failure to pay required contributions to the RGR Fund, Proinfa Program, CDE Account, CCC Account, or certain payments, such as those due from the purchase of electric energy in the regulated market or from Itaipu, will prevent the defaulting party from receiving readjustments or reviews of their tariffs (except for an extraordinary review) and will also prevent the defaulting party from receiving funds from the RGR Fund, CDE Account or CCC Account.

     CRC

     During the concession regime that existed prior to the enactment of the Concessions Law in 1995, the Federal Government decided that electric concessionaires should maintain a guaranteed rate of return between 10% and 12%. In order to ensure this rate of return, a netting account was created in 1971, Conta de Resultados a Compensar (“CRC Account”), whereby the difference between (i) the rate of return defined by the Federal Government and (ii) the actual rate of return of a concessionaire in any given year would be registered in the CRC Account of each concessionaire in order to compensate excesses and shortfalls.

     The guaranteed rate of return regime was discontinued in 1993. The balance of each CRC Account was used to offset certain debts of concessionaires relating, among other things, to the supply of energy by Itaipu and the supply of fossil fuel.

     In 1994, the Federal Government recognized the remaining balance of the CRC Account as an asset belonging to the respective concessionaires. In the same year, the Federal Government authorized the exchange of such assets for an equivalent amount of Elets, a Federal Government bond.

     Under an agreement dated August 4, 1994, the State of Paraná agreed to reimburse the remaining balance of the CRC Account in 240 monthly installments, adjusted based upon the IGP-DI plus interest of 6.65% per year.

Energy Reallocation Mechanism

     Centrally dispatched hydrogenerators are protected against certain risks by the Energy Reallocation Mechanism (“MRE”) which attempts to mitigate the risks involved in the generation of hydroelectric energy by mandating that hydrogenerators share the risks of the Interconnected Power System.

     In the Interconnected Power System, generation dispatch is determined by the ONS, taking into account nationwide electricity demand and hydrological conditions, regardless of the power purchase agreement of each individual generator. The risks that are borne by hydrogenerators, arising from this separation between actual generation and their commercial commitments, are generally referred to as “hydroelectric risk”.

     Under Brazilian law, each hydroelectric plant is assigned a determined amount of “assured energy”, according to an energy supply risk criteria defined by MME, based on the historical river flow records available. The assured energy also represents the maximum energy that can be sold by the generator which is set forth in each concession agreement, irrespective of the volume of electricity generated by the facility.

     The MRE tries to guarantee that all participating plants receive the revenue related to their assured energy, irrespective of the volume of electricity generated by them. In other words, the MRE effectively reallocates the electricity, transferring the surplus from those who have produced in excess of their assured energy to those that have produced less than their assured energy. The volume of electricity actually generated by the plant, whether more or less than their assigned assured energy quotient, is priced pursuant to a tariff known as the “Energy Optimization Tariff”, designed to cover only the variable operation and maintenance costs of the plant, so that generators are largely unaffected by the actual dispatch of their plants.

Research and Development

     The companies holding concessions, permissions and authorizations for distribution, generation and transmission of electricity must invest a minimum of 1% of their annual net operational revenues in research and development. Small hydroelectric power plants and alternative energy projects are not subject to this requirement.

Environmental Regulations

     The Brazilian constitution gives both the Brazilian Federal and State Governments the power to enact laws designed to protect the environment. A similar power is given to municipalities whose local interests may be affected. Municipal laws are considered a supplement to federal and state laws. A violator of applicable environmental laws may be subject to administrative and criminal sanctions, and they will have an obligation to repair or provide compensation for environmental damages. Administrative sanctions may include substantial fines and suspension of activities, while criminal sanctions may include fines and, for individuals, possible imprisonment. Criminal sanctions, including the imposition of fines or possible imprisonment, can be imposed against executive officers and employees of companies who commit environmental crimes.

     Our energy distribution and generation facilities are subject to environmental licensing procedures, which include the preparation of environmental impact assessments before such facilities are constructed. Once the respective environmental licenses are obtained, their maintenance is still subject to the compliance with various specific requirements. We were one of the first energy concessionaires in Brazil to provide an environmental impact assessment and report (Segredo Power Plant, 1987) in connection with the construction of a power plant. More recently, the Salto Caxias Power Plant (1995-1999) was constructed in accordance with one of the most comprehensive environmental impact mitigation programs ever implemented in Brazil.

     In recent years, several important pieces of environmental regulation have been enacted. The Law of Environmental Crimes, which took effect in 1998, establishes a general framework of liability for environmental crimes. Recent federal laws and statutes have established the National System for Management of Hydro Resources and the National Council of Hydro Resources to address the major environmental issues facing the hydroelectric sector and users of water resources. In July 2000, the Brazilian government created an independent agency, the National Water Agency, to regulate and supervise the use of water resources.

     Since May 2002, three new federal resolutions have been passed which implement certain aspects of the Brazilian Forestry Code and deal with the maintenance and acquisition of areas affected by hydroelectric plant reservoirs. These regulations may result in increased maintenance, reforestation and condemnation costs to energy industry concessionaires. Another federal resolution provides standards for an environmental audit process of hydroelectric facilities. Finally, a new state law requires a mandatory environmental audit of all companies in the State of Paraná, like us, whose activities may impact the environment. We are required to present a copy of our environmental audit process when we apply for the renewal of our environmental operation licenses for our power plants and electric energy transmission substations.

Item 5. Operating and Financial Review and Prospects

     The discussion in this Item 5 is based on our financial information which has been prepared in accordance with Brazilian GAAP, unless otherwise noted. You should read this discussion in conjunction with our Consolidated Financial Statements, which have been prepared in accordance with Brazilian GAAP and reconciled to U.S. GAAP, and the notes thereto and the other financial information included elsewhere in this Annual Report.

Overview

Brazilian Economic Conditions

     In 2002, the Brazilian economy suffered from the combined effects of the Argentine economic crisis and political uncertainty relating to the presidential elections. Real gross domestic product grew 1.9%, and inflation was 26.4%, as measured by the IGP-DI. The real depreciated by 34.3% against the U.S. dollar during 2002, as the real/U.S. dollar selling exchange rate fell from 2.3204 reais per U.S. dollar at December 31, 2001 to 3.5333 at December 31, 2002. Interest rates increased, as the Central Bank increased the base interest rate repeatedly, from 19.0% early in 2002 to 25.0% at year-end.

     In 2003, Brazil’s economy began to improve. Investor confidence increased as the new administration largely followed the macroeconomic policies of the previous government, including its focus on fiscal responsibility, and the real appreciated by 22.3% against the U.S. dollar. However, GDP contracted by 0.2% during 2003, compared to growth of 1.9% in 2002. This contraction was largely due to the effect of high interest rates during the first half of the year. However, the rates also acted to constrain economic growth. The Central Bank increased the basic interest rate from 25.0% to 26.5% on February 19, 2003 and maintained it at that level until June 18, 2003. Beginning on June 18, 2003, the Central Bank gradually decreased the base interest rate to 16.5% as of December 31, 2003.

     The Brazilian economy grew 4.9% in 2004, its best performance since 1994, as a result of increased exports and the recovery of domestic consumption. While all the sectors of the economy experienced impressive growth rates in 2004, the industrial sector grew the fastest, by 6.2%, as compared to 2003. Although strong growth of the export economy has played an important role in Brazil’s economy, the recovery of internal demand is largely responsible for the overall turn around of the Brazilian economy. In 2004, the real appreciated 8.9%, and by the end of the year the exchange rate was R$2.6544 per dollar. In addition to the strengthening domestic economy the appreciation of the real is partially due to the world-wide depreciation of the U.S. dollar. The base interest rates increased from 16.5% at the end of 2003 to 17.75% by the end of 2004. This increase was effected largely to control inflationary pressures.

     The economy has grown 2.9% during the first quarter of 2005. The value of the real appreciated to R$2.40 per U.S. dollar at May 31, 2005, as compared with R$2.65 at December 31, 2004. The Central Bank raised the base interest rate from 17.75% to 19.75% during the first five months of 2005.

     The following table shows Brazilian inflation as measured by the IGP-DI, devaluation of the real against the U.S. dollar, the period-end exchange rates, average exchange rates, the change in real GDP and average interbank interest rates for the periods indicated:

	Year ended December 31,

	2004	2003	2002

Inflation (IGP-DI)	12.1%	7.7%	26.4%
Appreciation (devaluation) of the real vs. U.S. dollar	8.9%	22.3%	(34.3)%
Period-end exchange rate--U.S.$1.00(1)	2.6544	2.8892	3.5333
Average exchange rate--U.S.$1.00(2)	2.9171	3.0600	2.9983
Change in real GDP	4.9%	(0.2%)	1.9%
Average base interest rates(3)	16.2%	23.3%	19.6%
Average interbank interest rates(4)	16.2%	23.3%	19.1%

______________
(1)	The real/U.S. dollar exchange rate at June 1, 2005 was R$2.43 per U.S.$1.00.
(2)	Average of the closing exchange rates on the last day of each month in the period.
(3)	Calculated in accordance with Central Bank methodology (based on nominal rates).
(4)	Calculated in accordance with Central Clearing and Custody House (“CETIP”) methodology (based on nominal rates).
Sources: FGV-Fundação Getúlio Vargas, the Central Bank, the Brazilian Geography and Statistics Institute (“IBGE”) and CETIP.

Rates and Prices

     Our results of operations are significantly affected by changes in the prices we charge for electricity. Most of our revenues come from sales at regulated rates, and even those prices that are not directly regulated are heavily influenced by energy regulatory policy. Prices are also affected by broader economic conditions and by hydrological conditions.

     Sales to Final Customers represented about 68.1% of the volume of electricity we delivered in 2004, and accounted for 83.1% of our revenues, and almost all of such sales were to captive customers. The rates we charge to our captive customers are set by ANEEL based on considerations established by law and regulations. (See “Item 4. Information on the Company—The Brazilian Electric Power Industry—Distribution Tariffs.”) In addition to these considerations, the rate-setting process is influenced by political and economic objectives, including government attempts to control inflation. In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

     In recent years, ANEEL has granted us a rate increase each June. In June 2003, ANEEL granted us rate increases for sales to captive Final Customers averaging 25.3% and we decided to provide a discount that was effectively equivalent to the rate increase to those customers who paid their electricity bills in a timely manner. On January 1, 2004, we reduced this discount in order to pass along to our customers a 15% rate readjustment. Since June 24, 2003, customers with overdue bills have had to pay tariffs that include the full 25.3% increase.

     On June 24, 2004, we were granted a total tariff increase of 14.43% by ANEEL. This increase consisted of a 9.17% increase in our retail tariffs and a 5.26% increase for deferred regulatory asset recovery. We decided to continue our policy of granting a discount to our customers who pay their bills in a timely manner and only applied a 9.0% rate increase to the tariffs we charge such customers. However, those customers with overdue bills are subject to the entire 14.43% tariff increase. Since February 1, 2005, the average price charged to our customers that pay their bills on time has been 8.2% less than the tariffs established by ANEEL.

     We expect ANEEL to announce a new tariff increase on or about June 24, 2005. We cannot predict what the tariff increase will be nor can we assess at this time what discount, if any, our major shareholders may apply to the tariff increase.

Deferred Regulatory Asset - CVA

     Our results of operations in 2004, 2003 and 2002 were affected by the consequences of regulatory action to address the impact on power concessionaires of certain increased costs in 2001. The specific effects are described below.

     In late 2001 and early 2002, power concessionaires reached an agreement with the Federal Government permitting concessionaires to defer specified elements of 2001 costs and to recover them through tariffs in future periods. The agreement was subsequently implemented by ANEEL regulations. For all the specified cost categories, which are treated for tariff-setting purposes as being outside the concessionaire’s control (Parcel A costs), a concessionaire is entitled to recover the portion of its costs incurred from January 1 to October 25, 2001 in excess of the amount that was budgeted in determining its previous rate increase. Concessionaires will be entitled to recover these costs in future periods, as indexed by SELIC, and will be required to amortize the costs as they are recovered through higher tariffs. Pursuant to these regulations, in 2001 we deferred R$286.9 million of expenses and capitalized them, indexed through year-end, under the caption “deferred regulatory asset.” The largest elements of costs we deferred (72.3% of the total) was related to electricity purchased under initial supply contracts and purchases from Itaipu. We expected to recover these costs over a period of approximately twenty months beginning in June 2002, and we accordingly classified part of these costs as current and part as long-term. If we had recognized these costs in 2001, it would have reduced our 2001 operating income from R$674.6 million to R$387.7 million and materially reduced our net income.

     A dispute between us and ANEEL has created doubt about our ability to recover the amounts we deferred in 2001. ANEEL requires that concessionaires withdraw certain categories of claims arising from regulatory matters, as a condition to acceding to the general agreement under which deferred costs may be recovered. Our distribution subsidiary has a claim pending in federal court challenging a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2004, R$534 million in costs for energy we purchased for resale in 2001. We have refused to withdraw this claim, and as a result, ANEEL has taken the position that we cannot benefit from the general agreement. Based on ANEEL’s position, we decided to reverse the entire amount of the deferred regulatory asset we carried at December 31, 2001. The reversal was R$303.0 million, and we recognized R$205.4 million net of tax effects as an extraordinary loss in 2002.

     From October 26, 2001 until December 31, 2004, we also deferred certain other costs. As a result, we have a deferred regulatory asset of R$308.4 million as of December 31, 2004. This amount is not affected by the disagreement with ANEEL described in the preceding paragraph. In April 2003, the Federal Government decided to postpone by twelve months the recovery of the deferred regulatory asset until after the annual tariff adjustment in June 2004. Under Brazilian GAAP, we expect to amortize these amounts over the 24-month period following the June 2004 tariff adjustment, including 50% of the balance of the recoverable CVA for 2002-2003 in the amount of R$112.2 million, and R$75.2 million during the 2003/2004 period. The remaining balances from both periods will be considered in the June 2005 tariff adjustment. (See Note 9 to the Consolidated Financial Statements.)

Long-Term Energy Contracts

     Our distribution business purchases energy from generators (including our generation business) and resells it to customers, primarily at regulated rates. In 2004, we purchased 35.3% of our total available energy under long-term contracts. (See “Item 4. Information on the Company—Business — Generation and Purchases of Energy”).

Our major long-term contracts or purchase obligations are described below.

  We entered into the Cien Agreements in 1999. In 2003, it became clear that the Cien Agreements were unfavorable to us, and we renegotiated them to reduce the volumes and improve the pricing. In 2004, we recognized R$322.0 million for electricity purchased from Cien. (See “Item 4— Business—Generation and Purchases of Energy—Purchases.”)

  In 2000, we entered into a long-term dollar-indexed capacity purchase contract with Araucária. In 2003, we ceased making payments of the amounts billed to us under the Araucária contract, based on our position that the contract is invalid. We are currently involved in legal proceedings with Araucária related to this agreement. If we were unable to favorably resolve our disputes with Araucária, we would experience a significant adverse impact on our financial condition. We do not recognize any provision for amounts that may be due to Araucária. (See “Item 8— Financial Information—Legal Proceedings.”)

  We purchase energy from Itaipu at prices that are determined based on the project’s costs, including servicing its U.S. dollar denominated debt.

  Our distribution business purchases all the output of our generation subsidiary Copel Geração under Initial Supply Contracts that will expire in December 2005.

  Under the New Industry Model Law, our generation business is required to offer the energy it generates in auction sales into the Pool, and our distribution business is required to purchase part of its energy needs from the Pool. (See “Item 4. Information on the Company – The Company – Public Auction”.)

     One of the principal components of our results are the profits we realize reselling energy purchased under long-term contracts. In general, we are entitled to pass on to customers increased costs for purchasing energy from Itaipu and Cien, and we expect to be able to pass on costs of purchasing energy from the Pool. Our commitments relating to the Cien and Araucária projects had a significant adverse impact on our operating expenses in 2002 and 2003.

Impact of CRC Account

     Until 1993, utilities in Brazil were guaranteed an annual rate of return on service-related assets included in the base rate. When the tariffs set by the Brazilian government resulted in a minimum real return below the guaranteed rate, each utility was allowed to credit the difference to its CRC Account. Accumulated shortfalls in the rate of return credited to CRC Accounts were recognized in the late 1980s as liabilities of the Brazilian government to electric utilities. (See Note 4(a)(v) and Note 8 to the Consolidated Financial Statements and “Item 4. Information on the Company—The Brazilian Electric Power Industry.”)

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

     In January 2004, the State paid the monthly amounts due under the CRC Account Agreement from September 2002 through January 2003, plus a portion of the installment due in February 2003. (See Note 4(a)(v) and Note 8 to the Consolidated Financial Statements.)

     In January 2005, we concluded a fourth amendment to the CRC Account Agreement in connection with our CRC receivables outstanding at December 31, 2004. The balance of these receivables, R$1.2 billion, will be paid to us in 244 monthly installments, beginning on January 30, 2005 and adjusted at IGP-DI plus 6.65% per year. The renegotiated amount, in addition to the installments not yet due, includes part of the installment due in February 2003, and the installments due from March 2003 to December 2004. The Government of the State of Paraná has been complying with the payments of the renegotiated installments in accordance to the terms established in the fourth amendment.

     Special Obligations

     Certain customers make contributions to enable us to provide service to such customers where, in the absence of such contributions, we would not realize a profit on our investment to provide such service. Eventual liquidation of these special obligations is dependent upon future determinations by ANEEL. We record the amount of these contributions on our balance sheet as a reduction of our fixed assets, under the caption “special obligations”. The amount we recorded as special obligations as of December 31, 2004 was R$725.4 million. (See Note 14(c) to the Consolidated Financial Statements.)

Critical Accounting Policies

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

     Revenue Recognition

     We recognize our revenues on an accrual basis (e.g., when persuasive evidence of an arrangement exists, delivery of goods has occurred or services have been rendered, our price to the customer has been fixed or is determinable, and collectibility is reasonably assured, regardless of when the cash is received).

     We bill our residential, industrial and commercial customers monthly. Unbilled revenues from the billing date to month-end are estimated and recognized as revenue during the month in which the service was provided. Revenues from electricity sales to final customers are recognized when earned. Bills for these sales are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month’s billing and are accrued at the end of each month. We read our individual customers’ meters on a systematic basis throughout the month in order to determine how much energy we have sold to them. At the end of each month, the amount of energy delivered to each customer since their last meter reading date is estimated and the corresponding unbilled revenue is determined based upon a customer’s daily estimated usage by class and applicable customer rates reflecting significant historical trends and experience. Differences between estimated and actual unbilled revenues, which have historically been insignificant, are recognized in the following month.

     Deferred Regulatory Asset

     As discussed above, in accordance with Brazilian GAAP, we have deferred and capitalized certain costs that we expect to recover through rate increases. This approach is similar to SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (SFAS No. 71), which provides that rate-regulated entities account for, and report assets and liabilities consistent with, the recovery of those costs in rates, if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates can be charged and collected. Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers. We are entitled to recover these costs under Brazilian regulations. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. (For more information, see Note 9 to the Consolidated Financial Statements.) The total amount of deferred regulatory assets reflected in the consolidated balance sheet under Brazilian GAAP is R$308.4 million as at December 31, 2004.

     The deferral and capitalization of expenses in this manner is based on our judgment that we will in fact recover the amounts under future rate increases. If our judgment as to the likelihood of recovery changes, we may be required to reverse the deferral as we did for U.S. GAAP purposes in 2003 and 2004.

     Impairment of Long-lived Assets

     Long-lived assets, primarily property, plant and equipment, comprise a significant amount of our total assets. We evaluate our long-lived assets and make judgments and estimates concerning the carrying value of these assets, including amounts to be capitalized, depreciation and useful lives. Additionally, the carrying values of these assets are periodically reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for our products and services, future market conditions and regulatory developments. No impairment test was necessary for 2003 and 2004. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

     The Wholesale Energy Market (“MAE”)

     The Brazilian government established the MAE in 1998 for the short-term purchase and sale of energy in accordance with the terms and criteria set forth in the Market Agreement. The MAE provides estimates of the energy we made available and acquired at the MAE on a quarterly basis. For accounting purposes, we review MAE computations in relation to the volumes and prices applied in accordance with the Market Agreement and accrue the related revenue and/or cost balances in our financial statements.

     Our accruals are based on estimates made by us and by the MAE. In 2002, final determinations by the MAE with respect to amounts estimated in prior years resulted in a charge in our results of R$57.3 million for reversal of amounts previously recognized based on estimates. Our claim to a credit involves the partial sale of energy from Itaipu in the Southern and Southeastern sub-markets which was done to comply with the bilateral agreements of electricity sales to distributors and industrial customers during the rationing period in 2001, when there was a significant difference in the prices of spot market energy. There are legal challenges pending which could affect the accounting of our transactions in 2001 and 2002. As of December 31, 2004, the estimated amount of calculation differences is R$534.0 million, which we have not recognized as a liability, based on the opinion of our legal counsel. (See Note 20(b) to our Consolidated Financial Statements).

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

     Valuation of Derivative Instruments

     We use swaps instruments to manage risks from changes in foreign exchange and interest rates. We record these instruments at their estimated fair market value based on market quotations for similar instruments and assumptions as to future foreign exchange and interest rates. During the periods presented, we did not designate any derivative financial instruments as hedges and the fair value adjustments to our derivatives were thus recorded in our net income. As of December 31, 2004, we recorded R$124.6 million of unrealized losses from cross-currency interest rate swap contracts, of which R$90.9 million was expensed to income in 2004 and R$33.7 million was expensed to income in 2003.

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

Analysis of Electricity Sales and Cost of Electricity Purchased

     We bill for the electricity we sell and pay for the electricity we purchase on the basis of an “energy charge” and, in the case of our Group A Customers (industrial customers that receive energy at higher voltages), a “capacity charge”. The capacity charge, expressed in reais per kW, is based on the higher of (1) contracted firm capacity and (2) power capacity actually used. The energy charge, expressed in reais per MWh, is based on the amount of electricity actually consumed.

Operating Segments

     Our reportable segments correspond to Copel S.A. (Holding) and each of our wholly owned subsidiaries - Copel Geração S.A. (Generation), Copel Transmissão S.A. (Transmission) and Copel Distribuição S.A. (Distribution). Our other operating activities are not significant. See Note 30 to our audited Consolidated Financial Statements.

      Our largest operating segment is distribution. Revenues from our distribution business represented 87.3%, 89.9% and 93.9% of our total net operating revenues in 2004, 2003 and 2002, respectively. Revenues from transmission represented 2.8% , 2.6% and 5.0% of our total net operating revenues in 2004, 2003 and 2002, respectively. Revenues from generation represent 6.0%, 3.4% and 0.2% of our total operating revenues in 2004, 2003 and 2002, respectively. More than any of our other business segments, Copel Geração derives its revenues from sales to other segments of the Company, and during the period from 2002 - 2004, the vast majority of the energy generated by Copel Geração was sold to Copel Distribuição. We expect our generation business will continue to grow, primarily as a result of our increased sales to Free Customers, energy sales in the Pool and as a result of increased production as our new generation projects, particularly Santa Clara and Fundão and São Jerônimo, come on line through 2008. (See “Item 4. Information on the Company – Generation and Purchases of Energy – Expansion of Generation Capacity.”)

     The profitability of our segments differs. Although our distribution segment is the largest contributor to our net operating revenues, it has the lowest operating margin of our segments, because its profit margins are limited by tariff regulation.

     The following table sets forth the volume and average rate components of electricity sales and purchases for the years 2002 to 2004.

	Year ended December 31,

	2004	2003	2002

Electricity Sales:
Sales to Final Customers:
Average price (R$/MWh):(1)
Industrial customers	177.67	136.32	121.74
Residential customers	369.70	311.61	283.55
Commercial customers	301.59	253.06	232.90
Rural and other customers(2)	192.69	162.54	146.51
Public service customers	189.47	156.59	145.01
All customers	245.81	198.94	179.42
Volume (GWh):
Industrial customers(5)	8,197	8,598	8,655
Residential customers	4,467	4,382	4,307
Commercial customers	3,024	2,864	2,726
Rural and other customers(2)	2,497	2,396	2,338
Public service customers	551	542	525
All customers(5)	18,736	18,782	18,551
Total revenues (millions of R$)	4,605	3,736	3,329
Sales to distributors and others:
Average price (R$/MWh)(1)	50.75	36.36	23.46
Volume (GWh)	8,789	9,182	8,255
Total revenues (millions of R$)	446	334	194
Electricity Purchases:
Purchases from Itaipu:
Average cost (R$/MWh)(3)	95.25	69.74	87.72
Volume (GWh)	4,609	5,678	4,845
Percentage of total Itaipu production purchased	6.5	6.4	6.0
Total cost (millions of R$)(4)	439	396	425
Purchases from others:
Average cost (R$/MWh)(3)	90.44	95.25	81.53
Volume (GWh)	5,805	7,286	4,587
Total cost (millions of R$)(4)	525	694	374

________________
(1)	Rates for electricity sales and purchases are stated in reais and have been computed by dividing (1) the corresponding sales or purchases without deduction of ICMS Tax by (2) MWh of electricity sold or purchased.
(2)	Includes rural customers, street lighting, government agencies, Free Consumers and our own consumption.
(3)	Our purchases of electricity generated by Itaipu are stated in reais and paid for on the basis of a capacity charge expressed in U.S. dollars per kW plus a “wheeling” (or transportation) charge expressed in reais per kWh.
(4)	See “Item 4. Information on the Company—Business—Generation and Purchases of Energy” for an explanation of our expenses relating to electricity purchases.
(5)	Includes Free Consumers from outside Paraná.

Results of Operations for the Years Ended December 31, 2004 and 2003

     The following table summarizes our results of operations for the years ended December 31, 2002, 2003 and 2004:

			Year ended December 31,

	2004		2003		2002

			(in millions of reais)
Net operating revenues:
Energy sales to final customers	R$	4,605.5	R$	3,736.5	R$	3,328.5
Electricity sales to distributors		445.9		334.2		193.6
Use of main transmission grid		209.8		112.1		147.9
Other revenues		283.2		237.4		92.3

Value-added taxes on sales and charges		(1,618.6)		(1,325.9)		(1,093.8)

		3,925.8		3,094.3		2,668.5

Operating expenses:
Electricity purchased for resale		(963.9)		(1,090.4)		(799.3)
Use of main transmission grid		(311.2)		(237.6)		(163.4)
Other operating expenses		(2,049.4)		(1,625.2)		(1,390.4)

		(3,324.5)		(2,953.2)		(2,353.1)

Operating income		601.3		141.1		315.4

Equity in results of investees		1.7		16.7		(34.2)
Financial income (expenses), net		(2.8)		143.6		(414.6)
Non-operating expenses, net		(6.4)		(20.5)		(22.4)

Income (loss) before income taxes, minority interest and
extraordinary item		593.8		280.9		(155.8)
Income taxes		(198.4)		(95.3)		41.2
Income (loss) before minority interest and extraordinary
item		395.4		185.6		(114.6)
Minority interest		(21.3)		(14.5)		-

Income (loss) before extraordinary item		374.1		171.1		(114.6)

Extraordinary item, net of tax effects		-		-		(205.4)

Net income (loss)	R$	374.1	R$	171.1	R$	(320.0)

Net Operating Revenues

     Our net operating revenues increased by 26.9% in 2004. Of the R$831.5 million increase in net operating revenues, R$869.0 million was due to energy sales to Final Customers, which increased mainly due to higher prices, and R$111.7 million was due to electricity sales to distributors, which increased mainly due to growth in volumes under bilateral contracts. These increases in our operating revenues were partially offset by a R$292.7 million increase in value-added taxes on sales and charges.

     Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 23.3% in 2004, due to an increase of 23.5% in average energy prices. Revenues increased from all our main categories of customers in 2004.

     There were variations in the rate of increase of the average price of energy among our customers, with our industrial customers experiencing the greatest increase in their average energy prices (30.3%) and the category of customers that we designate “rural and other customers” receiving the smallest increase (18.5%). There was a variation in the average price increases among our different classes of customers because each class of customer receives their energy at a different voltage level and ANEEL’s tariff increases of June 2003 and June 2004 varied depending upon voltage level.

     The increase in our average prices for electricity sold to Final Customers in 2004 was primarily due to the rate increases we received from ANEEL, 25.27% in June 2003 and 14.43% in June 2004. However, as discussed above, the actual tariffs we applied to our customers were less than the increases granted by ANEEL. We granted an average discount of 20.17% on June 24, 2003, 8.2% on January 1, 2004, 12.5% on June 24, 2004 and 8.2% on February 1, 2005 from ANEEL’s tariff rates in order to minimize the impact of ANEEL’s rate increases on our customers, to prevent a decrease in energy consumption, to incentivize our customers to pay their bills on time and to attract new customers.

     The decrease in the volume of energy sold to Final Customers in 2004 primarily reflected a 4.7% decrease in the volume sold to industrial customers, because some of our industrial customers became Free Consumers and decided to purchase their energy from one of our competitors. On the other hand, the volume of energy we sold to commercial customers and residential customers increased by 5.6% and 1.9%, respectively in 2004. The increase in volume sold to our commercial customers is largely a result of an increase in the overall number of our commercial customers, as a result of the development of the commercial sector. In December 2004, 266,491 new commercial customers were invoiced, 3.5% higher than the 257,408 invoiced in December, 2003.

     Electricity Sales to Distributors. Electricity sales to distributors include sales under bilateral agreements (83.1% of the total supply revenues in 2004), sales to the MAE and the Interconnected Power System (8.7%), and sales under Initial Supply Contracts (8.2%) . Our revenues from electricity sales to distributors increased by 33.4% in 2004, primarily because our revenues from sales under bilateral agreements increased by 70.4%, from R$217.6 million in 2003 to R$370.7 million in 2004, primarily due to higher volumes in 2004. Sales to the MAE and the Interconnected Power System were R$38.6 million in 2004, a 56.5% decrease from 2003 as a result of the renegotiation of the Cien Agreements.

     Use of Main Transmission Grid. Revenues from third-party use of our Main Transmission Grid increased by 87.1% in 2004 as a consequence of the tariff increases enacted by ANEEL in June 2003 and June 2004, the incorporation of new transmission lines which increased the size of our transmission grid and an increase of the TUSD distribution tariff.

     Other Revenues. This category includes revenues from the sale of natural gas, which increased by R$20.9 million in 2004. This category also encompasses revenues from the use of our fiber optic network revenues, from our provision of energy consulting services, rental income and the fuel cost subsidy we receive for our thermal plant. These revenues increased by 19.3% in 2004, largely as a result of increased rental income.

     Value-added Taxes and other Charges. In arriving at net operating revenues, we deduct value-added taxes imposed by the State of Paraná, generally assessed at 27.0%, and several other charges we pay on amounts billed to Final Customers. These charges generally increase with the amount of our gross revenues on sales to Final Customers. As a result, the value-added taxes and other charge we pay were 29.2% of our gross revenues in 2004 and 30.0% of our gross revenue in 2003. In 2004, we deducted R$1.62 billion for value-added taxes on sales and charges, a 22% increase over 2003.

Operating Expenses

     Total operating expenses increased by 12.6% in 2004. The most important factors in the increase were as follows:

Regulatory Charges. Regulatory charges increased by R$139.7 million, or 63.8%, in 2004. This increase was primarily due to an increase in charges for the CDE Account,which we paid for the full year in 2004 and only six months in 2003, and the CCC Account.

Use of Main Transmission Grid. Expenses for use of the Main Transmission Grid increased by R$73.6 million, or 31.0%, in 2004. This increase was mainly due to the rate increases enacted by ANEEL in June 2003 and June 2004.

Personnel Expenses. Our personnel expenses increased by R$55.8 million, or 13.9%, in 2004. This increase was mainly due to the wage increases granted under the collective bargaining agreement in October 2003 (10.0%), March 2004 (5.5%) and October 2004 (6.5%).

Materials and Supplies. Our costs for materials and supplies increased by R$48.8 million, or 16.4%, in 2004. This increase was mainly due to increased prices for the gas we purchase for resale and electric energy generation.

Other Expenses. Other expenses increased by R$171.8 million, or 151.2%, in 2004. This increase was primarily due to an increase in amounts of ICMS that we owe to the State Government. From September 2002 until May 2004, the State Government of Paraná allowed us to offset the amounts of ICMS owed by us against the amounts we paid in ICMS related to our permanent assets. In May 2004, the State Government discontinued this credit and as a result, the amounts we owe for ICMS increased significantly in 2004. (See Note 10(i) to our Consolidated Financial Statements.)

     These increases were partially offset by a R$126.5 million, or 11.6%, reduction in our expenses for electricity purchases for resale. These expenses decreased primarily because in 2003, we recognized costs attributable to earlier years upon completing the renegotiation of the Cien Agreements.

Equity in Results of Investees

     Our proportionate share of the results of equity method affiliates resulted in a net gain of R$1.7 million and R$16.7 million in 2004 and 2003, respectively. The lower net gain in 2004 was primarily a result of our R$10.8 million equity loss from our investee Sercomtel.

Financial Income (Expense), Net

     We recognized R$2.8 million of net financial expenses in 2004, as compared with net financial income of R$143.6 million in 2003. Our financial expenses increased by 129.8% in 2004, mainly due to the impact of a lower rate of appreciation of the real against the U.S. Dollar. We recognized R$7.9 million of net monetary and exchange losses in 2004, as compared with R$119.6 million of net monetary and exchange gain in 2003. Other factors which contributed to the increase in our financial expenses were the increase in interest and charges primarily as a result of the accrual of R$88.3 million, payable on gas purchase contracts, and recognition of losses on swap contracts in the amount of R$90.9 million in 2004, as compared with R$33.7 million in 2003. The increases in the financial expenses offset the increase in financial income in the amount of R$90.1 million in 2004, primarily by the higher financial income from interest and commissions in the amount of 94.6 million, as a result of a higher variation of IGP-DI, the index used to restate the CRC accounts receivable.

Income Taxes

     In 2004, we recognized income tax expenses of R$198.4 million, reflecting an effective tax rate of 33.4% on our pretax income. This compared to an income tax expense of R$95.3 million in 2003, reflecting an effective tax rate of 33.9% on our pretax income. The increase in our income tax expenses was primarily due to our higher taxable income in 2004.

Results of Operations for the Years Ended December 31, 2003 and 2002

     Net Operating Revenues

     Our net operating revenues increased by 16.0% in 2003. Of the R$425.8 million increase in net operating revenues, R$408.0 million was due to energy sales to Final Customers, which increased mainly due to higher prices, and R$140.6 million was due to electricity sales to distributors, which increased mainly due to growth in volumes under bilateral contracts.

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

     The increase in the volume of energy sold to Final Customers in 2003 reflected a 5.1% increase for commercial customers, a 1.7% increase for residential customers and a 0.7% decrease for industrial customers. The increase in volume sold to our commercial customers is largely a result of large commercial centers that were opened during 2003. We experienced a decrease in the volumes we sold to industrial customers because some of our industrial customers became Free Consumers and decided to purchase their energy from one of our competitors.

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

     Other Revenues. Other revenues includes revenues from the supply of piped natural gas, in the amount of R$140.3 million, from our subsidiary Compagas, revenues from the use of our fiber optic network and other data transmission facilities and from consulting activities in the energy sector. These revenues increased by R$145.2 million in 2003 largely as a result of the consolidation of Compagas’ revenues with ours and our receipt of increased rental income and the fuel-cost subsidy for our thermal plant.

     Value-added Taxes and other Charges. In arriving at net operating revenues, we deduct value-added taxes imposed by the State of Paraná, generally at 27.0%, and several other charges we pay on amounts billed to Final Customers. These charges generally increase with the amount of our gross revenues on sales to Final Customers. In addition, beginning in March 2002 we paid a new emergency capacity charge. As a result, the amount of value-added taxes and other charges as a percentage of our gross revenues increased from 29.1% in 2002 to 30.0% in 2003. (See Note 25 to our Consolidated Financial Statements.)

Operating Expenses

     Total operating expenses increased by 25.5% in 2003. The most important factors in the increase were as follows:

Energy purchased for resale. In 2003, we spent R$1,090.4 million to purchase energy for resale to our customers, a 36.4% increase from 2002.
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

Materials and Supplies. Our costs for materials and supplies in 2003 were R$296.8 million, a 85.0% increase over 2002. Although we are currently engaged in legal proceedings regarding Araucária, we have continued to accrue a variety of related expenses. The total expenses we recognized in 2003 were R$239.8 million, of which R$31.1 million was paid in cash.

Use of Main Transmission Grid. Expenses for use of the Main Transmission Grid increased by 45.4% in 2003 (an increase of R$74.2 million). The increase was due to rate increases of 32% in June 2002 and 45% in June 2003.

Regulatory Charges. Regulatory charges grew from R$173.0 million in 2002 to R$218.8million in 2003, a 26.5% increase. This increase was primarily due to the introduction the CDE Account in April 2002, which required us to pay a charge of R$43.4 million in 2003.

Personnel Expenses. Our personnel expenses grew 11.1% in 2003, primarily as a result of (i) pay increases provided for in collective bargaining agreements we reached with our employees in October 2002 and (ii) increases in the amounts paid to our employees under our employee profit sharing program.

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

Equity in Results of Investees

     Our proportionate share of the results of equity method affiliates resulted in a net gain of R$16.7 million in 2003 and a net loss of R$34.2 million in 2002. The net gains in 2003 resulted primarily from profits at Dominó Holdings. The net loss in 2002 reflected losses at the Dona Francisca facility because its claim arising from energy it had sold into the Wholesale Energy Market was rejected in its entirety. After 2002, we no longer recognize losses on our investment in Dona Francisca because we have written our investment down to zero.

Financial Income (Expense), Net

     We recognized R$143.6 million of net financial income in 2003, as compared with net financial expense of R$414.6 million in 2002. The change was primarily due to the effect of exchange variations on our foreign currency-denominated debt. We recognized R$119.6 million of net monetary and exchange gain in 2003, when the real appreciated against the U.S. dollar and other foreign currencies, compared to R$505.1 million of net loss in 2002, when the real depreciated. This effect was partially offset by lower financial income in 2003, primarily as a result of a lower rate of increase in the IGP-DI index, which is used to index the amounts owed to us by the State of Paraná under the CRC Account.

Income Taxes

     In 2003, we recognized income tax expense of R$95.3 million, reflecting an effective tax rate of 33.9% on our pretax income. This compared to an income tax benefit of R$41.2 million in 2002, reflecting an effective tax benefit of 26.4% on our pretax loss in 2002. The difference between the effective rate and the statutory rate in both periods was primarily due to non-deductible pension expenses and our equity in results of equity method investees, which is not taxable; and in 2003, to the payment of interest on equity, which is tax deductible.

Liquidity and Capital Resources

     Our principal capital requirements historically have been to finance the expansion and upgrading of our electricity distribution and transmission system and to finance the expansion of our generation business. Capital expenditures were R$441.5 million in 2004, R$339.3 million in 2003 and R$399.4 million in 2002. The following table sets forth a breakdown of our capital expenditures for the periods indicated.

	Year ended December 31,

	2004	2003	2002

		(millions of reais)
Generation	18.3	11.3	45.8
Transmission	88.6	70.9	51.2
Distribution	233.8	158.0	189.8
Interest in equity investees	37.3	42.1	95.8
Other	63.5	57.0	16.8

Total	441.5	339.3	399.4

     We plan to make capital expenditures aggregating approximately R$511.5 million in 2005, as part of our R$1,625.7 million capital expenditure program for the years 2005 through 2008. Of total budgeted capital expenditures over this period, R$72.4 million is for generation, R$649.8 million is for transmission, R$652.5 million is for distribution, R$87.3 million is for telecommunications businesses, R$83.1 million is for investment in generation affiliates accounted for under the equity method and R$80.6 million is for piped gas distribution.

     Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2004 was our operating activities. In 2004, net cash provided by operating activities was R$952.2 million, an increase of R$438.3 million from R$513.9 million in 2003 primarily due to the increase of R$203.0 million in net income. We expect our operating cash flow to be sufficient to finance our capital expenditures in 2005.

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

     Our total debt outstanding at December 31, 2004 was R$1,831.3 million. Approximately R$554.7 million of the total debt outstanding at December 31, 2004 was denominated in U.S. dollars, R$32.8 million was denominated in Japanese yen and R$176.7 million was indexed to a basket of foreign currencies. In May 2005, we repaid our U.S.$150 million of 9.75% Notes (the “Notes”) due 2005.

     At December 31, 2004, we had R$614 million of outstanding non-convertible debentures maturing in 2007. Part of the debentures are indexed to the Interbank Deposit Certificate (“CDI”) rate plus a spread of 1.75% per year, reduced to 1.5% in February 2005, and part are indexed to the IGP-M inflation index plus a spread of 13.25% per year. In April 2005, we issued our third series of debentures in the amount of R$400 million, at 115% of the average daily rate of the CDI, with amortization beginning in 2007. The proceeds from this issuance were used to retire the US$150 million Eurobonds that we issued in 1997.

     We have R$402 million in debt to Eletrobrás under government programs to finance expansion of the power industry. We also owe R$176.7 million to the IDB under a loan agreement to finance the development of the Segredo hydroelectric facility and the Rio Jordão deviation project. This loan is guaranteed by the Federal Government and secured by liens on the financed assets.

     We are awaiting the outcome of pending legal proceedings that we are involved in with Araucária regarding our contractual commitments with them. If the legal proceedings with Araucária are not resolved in our favor, we could experience a significant and adverse effect upon our liquidity. (For more information on the Araucária claims and their possible impact, see “Item 8. Financial Information—Legal Proceedings”.)

Contractual Obligations

     In the table below, we set forth certain of our contractual obligations as of December 31, 2004, consisting of debt (loans and financing and debentures), unrealized losses on swap contracts, suppliers, purchase obligations, pension plan contributions and regulatory charges, and the period in which such contractual obligations come due. The table below does not include pension liabilities, deferred tax liabilities and estimated interest payments on our loans and debentures. We have also not included the amounts that may be payable under our long-term energy contracts with Araucária (or the related supply contracts), which are in dispute.

		Payments due by period

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

		(in millions of reais)

Contractual obligations:
Loans and financing	1,217.3	514.4	185.6	165.1	352.2
Debentures	614.0	156.6	457.4	-	-
Losses on swap contracts(1)	124.6	124.6	-	-	-
Suppliers	1,008.2	767.5	240.7	-	-
Purchase obligations(2)	15,400.6	1,341.1	3,192.3	3,237.6	7,629.6
Pension plan contributions(3)	147.9	147.9	-	-	-
Regulatory charges	65.7	64.1	1.6	-	-

Total	18,578.3	3,116.2	4,077.6	3,402.7	7,981.8

__________________
(1)	Unrealized losses on cross-currency interest rate swap contracts.
(2)	Consists of electric power purchase commitments pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions and delivery dates. Based upon the applicable purchase price at December 31, 2004.
(3)	Consists of pension plan contributions estimated for the following year.

     We are also subject to contingencies with respect to tax, labor and civil claims and have provisioned R$428.8 million for accrued liability for legal proceedings related to these claims as of December 31, 2004. (See “Item 8. Financial Information-Legal Proceedings” and Note 20 to our Consolidated Financial Statements.)

     The table above was prepared with financial information prepared in accordance with Brazilian GAAP, and does not include the contractual obligations and long-term liabilities form our non-consolidated subsidiary ELEJOR. (See – “Item 5. – Operating and Financial Review and Prospects – Off-balance Sheet Arrangements.)

Off-balance Sheet Arrangements

     We are not party to any off-balance sheet arrangements of the kind we are required to disclose in Form 20-F. We did not consolidate our subsidiary ELEJOR, pursuant to CVM authorization, because it does not have a significant effect on our consolidated financial position. At December 31, 2004, ELEJOR had current liabilities to third parties of R$25.4 million, which do not appear on our consolidated balance sheet under Brazilian GAAP. Under U.S. GAAP, we are required to consolidate ELEJOR, which would increase our current liabilities by R$25.4 million and long-term liabilities by R$77.4 million, relating to redeemable preferred shares.

     On October 25, 2001, ELEJOR signed a concession agreement, with a term of thirty-five years, for the operation of the Santa Clara and Fundão hydroelectric plants. ELEJOR will pay the Federal Government for the exploration of hydroelectric resources, from the sixth through the end of the thirty-fifth year, with annual payments of R$19 million, payable monthly, beginning on October 25, 2007. This amount is monetarily adjusted, on an annual basis, by the IGP-M. As of December 31, 2004, the contractual obligation for the concession payments totaled R$1,023.9 million. ELEJOR has not started to operate under the concession.

U.S. GAAP Reconciliation

     We prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The differences are described in Note 33 to our Consolidated Financial Statements. Our net income (loss) in accordance with Brazilian GAAP was R$374.1 million in 2004, R$171.1 million in 2003 and R$(320.0) million in 2002. Under U.S. GAAP, we would have reported net income (loss) of R$187.4 million in 2004, R$(65.0) million in 2003 and R$(453.5) million in 2002. Our shareholders’ equity in accordance with Brazilian GAAP was R$5,136.3 million at December 31, 2004 and R$4,858.2 million at December 31, 2003. Under U.S. GAAP, we would have reported shareholders’ equity of R$5,612.1 million at December 31, 2004 and R$5,493.2 million at December 31, 2003.

     The differences between Brazilian GAAP and U.S. GAAP that have the most significant effects on our net income and shareholders’ equity are the treatment of capitalized interest, the rules regarding indexation of property, plant and equipment, treatment of special obligations, treatment of deferred regulatory assets and the treatment of future pension and health care benefits. For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our Consolidated Financial Statements and a reconciliation of net income and shareholders’ equity, see Note 33 to our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

We are managed by:
  a Board of Directors, which consists of seven to nine members, being currently composed of nine ones; and

  a Board of Executive Officers, which consists of six members.
Board of Directors

     The Board of Directors ordinarily meets once every three months and is responsible, among other things, for:

  establishing our corporate strategy;

  defining the general orientation of our business; and

  electing, supervising and monitoring the Board of Executive Officers.

     Decisions of the Board of Directors require a quorum of a majority of the directors and are taken by majority vote. The members of the Board of Directors are elected to serve for two-year terms and may be reelected. Of the nine members of the Board of Directors:

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

  the State of Paraná appoints six members to the Board of Directors; and

  BNDESPAR appoints two members to the Board of Directors.

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

     The terms of the current members of the Board of Directors expire in 2007. The current members are as follows:

Name	Position	Since

João Bonifácio Cabral Júnior	Chairman	2003
Rubens Ghilardi	Director	2005
Acir Pepes Mezzadri	Director	2003
Sérgio Botto de Lacerda	Director	2004
Laurita Costa Rosa	Director	2004
Rogério de Paula Quadros	Director	2005
Nelson Fontes Siffert Filho	Director	2005
Francelino Lamy de Miranda Grando	Director	2003
Maria Aparecida Rodrigues Plaça	Director	2005

     Following are brief biographies of the current members of our Board of Directors:

     João Cabral Bonifácio Júnior. Mr. Bonifácio is 60 years old. He received a law degree from Pontifícia Universidade Católica do Paraná. Previously, Mr. Cabral Júnior served as Procurador Geral of the Attorney General’s Office of the Tribunal de Contas of the State of Paraná and as the Chief

Administrative Officer of Itaipu Binacional. He is currently the Chief legal Officer of Itaipu Binacional. Mr. Bonifácio was appointed by the State of Paraná.

     Rubens Ghilardi. Mr. Ghilardi is 66 years old. He received degrees in economics from the Economics College of Paraná and in business administration from the Economics and Business Administration College of Pontifícia Universidade Católica of Paraná. Previously, Mr. Ghilardi was the Chief Financial Officer of Itaipu Binacional and the Chief Financial Officer of Copel. He is currently the Chief Executive office of COPEL.

     Acir Pepes Mezzadri. Mr. Mezzadri is 59 years old. He previously attended the President Kennedy Cenecista Technical Secondary School. Previously, Mr. Mezzadri served as a member of the Legislative Assembly of the State of Paraná. Mr. Mezzadri was appointed by the State of Paraná.

     Sergio Botto de Lacerda. Mr. Lacerda is 46 years old. He received a law degree from the Federal University of Paraná. He is currently the solicitor general of the State of Paraná. Mr. Lacerda was appointed by the State of Paraná.

     Laurita Costa Rosa. Ms. Rosa is 46 years old. She received a degree as a certified public accountant from the Social Studies Foundation of the State of Paraná. Previously, Ms. Rosa was the general secretary of the Commercial Registrar of the State of Paraná. Ms. Rosa was appointed by the State of Paraná.

     Rogério de Paula Quadros. Mr. Quadros is 53 years old. He received a degree in Economic Sciences from the State University of Ponta Grossa. Previously, Mr. Quadros was the President of the Financial, Budget and Audit Committee of the Municipality of Ponta Grossa. He was appointed by the State of Paraná.

     Nelson Fontes Siffert Filho. Mr. Siffert is 44 years old. He graduated and received a master’s degree in Economics from the Federal University of Rio de Janeiro and a doctor’s degree in Economics from the University of São Paulo. Previously, Mr. Siffert was the planning manager of BNDES. He was appointed by BNDESPAR.

     Francelino Lamy de Miranda Grando. Mr. Grando is 46 years old. He received a law degree from the University of São Paulo and doctor of ecology and natural resources degree from the Federal University of São Carlos - UFCAR. Mr. Grando is currently the Secretary of Corporate Technological Politics of the Ministry of Science and Technology. Mr. Grando was appointed by BNDESPAR.

     Maria Aparecida Rodrigues Plaça. Ms. Plaça is 48 years old. She received a business degree from the State College of Education, Science and Language of Paranavaí and took an MBA in Marketing at Fundação Getúlio Vargas Mercosul. Ms. Plaça joined us in 1977 and currently works in the administrative area of the Company. She was appointed by our employees.

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

Name	Position	Since

Rubens Ghilardi	Chief Executive Officer, Chief Financial	2005
	Officer, Investor Relations Officer
Ronald Thadeu Ravedutti	Chief Distribution Officer	2005
José Ivan Morozowski	Chief Power Generation & Transmission and	2003
	Telecommunications Officer
Luiz Antonio Rossafa	Chief Corporate Management Officer	2005
Assis Corrêa	Chief Legal Officer	2003

     Following are brief biographies of the current members of our Board of Executive Officers.

     Rubens Ghilardi. Mr. Ghilardi is 65 years old. He received degrees in economics from the Economics College of Paraná and in business administration from the Economics and Business Administration College of Pontifícia Universidade Católica of Paraná. Previously, Mr. Ghilardi was the Chief Financial Officer of Itaipu Binacional and the Chief Financial Officer of Copel.

     Ronald Thadeu Ravedutti. Mr. Ravedutti is 55 years old. He received a degree in economics from the Social Studies Foundation of Paraná and completed post-graduate courses in utility finance, economics and finance, engineering economics, financial administration and systems analysis. He was the Chief Financial and Market Relations Officer of Copel from April to December 1994.

     José Ivan Morozowski. Mr. Morozowski is 57 years old. He received a degree in electrical engineering and completed post-graduate courses in electric engineering and operation, maintenance and planning of electric systems. Previously, Mr. Morozowski was the Chief Operations Officer of Copel.

     Luiz Antonio Rossafa. Mr. Rossafa is 50 years old. He received a degree in agronomical engineering from Luiz Meneghel Agronomy College in Paraná and a master’s degree in Agriculture from Paulista State University (Unesp). Mr. Rossafa is currently the Chairman of the Regional Engineering, Architecture and Agronomy Committee of the State of Paraná and Chief Corporate Management Officer of Copel.

     Assis Corrêa. Mr. Corrêa is 59 years old. He received a degree in law from Pontifícia Universidade Católica do Paraná. Mr. Corrêa has been working as a lawyer in commercial, civil and administrative law for over thirty years.

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

     The current members and alternate members of the Fiscal Council, whose terms expire in 2006, are as follows:

Name	Since

Paulo Roberto Trompczynski	2003
Nelson Pessuti	2003
Antonio Rycheta Arten	2003
Márcio Luciano Mancini	2005
Lindsley da Silva Rasca Rodrigues	2005

Alternates

Serafim Charneski	2004
Moacir José Soares	2003
Maurílio Leopoldo Schmitt	2003
Felipe Mitsuo Hirai	2005
Ariovaldo dos Santos	2005

Audit Committee

     In June 2005, our shareholders amended our bylaws to establish an Audit Committee composed of at least three board members, each of whom serves a term of two years, and may be re-elected. Pursuant to the Audit Committee charter, the Audit Committee members are appointed by, and may be replaced by, the Board of Directors. The current members of the committee are Acir Pepes Mezzandri, Rogério de Paula Quadros and Laurita Costa Rosa. All of the members of the Audit Committee are members of our Board of Directors.

     The Audit Committee is responsible for our Financial Statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the efficacy of our internal control and risk management procedures and staff.

Compensation of Directors and Officers

     For the year ended December 31, 2004, the aggregate amount of compensation paid by us to our directors and executive officers was approximately R$4.2 million, as approved during our General Shareholders’ Meeting held on April 29, 2004. Our Board of Directors is currently reviewing proposals for the compensation of the Audit Committee members. Once the Board of Directors has approved a compensation package for the Audit Committee members, the proposal will be submitted to the shareholders for their approval.

Employees

     At year-end 2004, we had 6,807 employees, compared to 6,347 employees at year-end 2003 and 5,906 employees at year-end 2002. In addition, during 2004 we had approximately 2,000 third-party employees performing services for us.

     The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,

Area	2004	2003	2002

Generation	612	590	801
Transmission	721	664	780
Distribution	4,123	3,784	4,015
Telecommunications	194	186	236
Gas	58	54	49
Corporation staff and research and development	1,099	1,069	25

Total	6,807	6,347	5,906

     Virtually all of our employees are covered by union agreements that we renegotiate annually with the unions that represent the various employee groups. In 2004, we negotiated and signed labor agreements with the unions representing our employees. These new labor agreements became effective on October 1, 2004 and will be in place for a one-year term. We agreed to increase salaries by 6.5% in 2004.

     We provide a number of benefits to our employees. The most significant is the sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2004, approximately 99.6% of our employees had elected to participate in a flexible defined contribution plan.

     In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement with an employee committee. Our employees are entitled to share in our profits during years in which our ratio of net profits to shareholders’ equity is at least 6% and certain performance criteria are met. In 2004, R$18.3 million was provided to our employees as part of the profit-sharing plan. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

Share Ownership

     As of May 31, 2005, board members and executive officers held, collectively, directly or indirectly, less than 1% of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

     Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. At December 31, 2004, the State of Paraná directly owned 58.6% of the Common Shares, and BNDESPAR owned directly and indirectly 26.4% of the Common Shares.

     The following table sets forth certain information regarding the ownership of our Common Shares at May 31, 2005.

	Common Shares

	(in millions)	(% of total)
Shareholder
State of Paraná	85,028	58.6
BNDESPAR	38,299	26.4
ELETROBRAS	1,531	1.1
All directors and officers as a group	0	0.0

     At March 31, 2005, 3.1% of the Common Shares and 22.0% of the Class B Shares were held by eighty-three holders who reside in the United States. The holders have registered with the Companhia Brasileira de Liquidação e Custódia, known as “CBLC”. At the same date, the ADSs represented 31.5% of the Class B Shares and 14.8% of the total shares. On June 17, 2005, our shareholders approved the conversion of 34,946 Class A Shares into Class B shares.

Shareholders’ Agreement

     Under the Shareholders’ Agreement, the State of Paraná cannot approve, without BNDESPAR’s prior authorization, the following matters:

  amendments to our by-laws;

  reductions or increases of our capital stock;

  changes in our corporate purpose;

  creation of a new class of our preferred shares;

  issuances of securities convertible into our shares or call options for our shares;

  groupings or splits of issued shares;

  reserves, funds or accounting provisions that affect the rights and interests of minority shareholders;

  cessation of corporate liquidation;

  mergers, amalgamations, spin-offs, transformations, transfers or acquisitions of interests in other companies;

  incorporation of wholly-owned subsidiaries;

  adoption of policy with respect to minority shareholders in the case of merger, amalgamation, split-off and transfer of control in Copel; and

  reduction in mandatory dividends.

     The Shareholders’ Agreement will remain in effect until BNDESPAR ceases to be one of our shareholders, or until December 22, 2018, whichever occurs first.

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

Transactions with Shareholders

     The following summarizes the most significant transactions with our principal shareholders:

     Government of the State of Paraná

     The State of Paraná owns 58.6% of our common shares. We had accounts receivable from the government of the State of Paraná under the CRC Account Agreement in the amount of R$1,197.4 million at December 31, 2004. The outstanding balance bears interest of 1.0% per month and is adjusted in accordance with the IGP-DI inflation index. We recorded interest income of R$198.3 million in 2004. (See “Item 5. Operating and Financial Review and Prospects—Overview—Impact of CRC Account.”). We had accounts receivable from the transfer of employees to the government of the State of Paraná of R$1.2 million as of December 31, 2004 and recorded an expense recovery of R$0.1 million in 2004.

     BNDESPAR

     BNDESPAR owns 26.4% of our common shares. BNDESPAR is a wholly owned subsidiary of BNDES and has the right to appoint two members to our Board of Directors. We had loans from BNDES of R$49.5 million as of December 31, 2004, and recording interest expense of R$6.8 million in 2004.

Transactions with Affiliates

     We have a variety of transactions with our affiliates and our unconsolidated subsidiary ELEJOR. The material transactions are:

Centrais Eólicas do Paraná Ltda.

     We have a power purchase agreement with Centrais Eólicas do Paraná, a company in which we have a 30.0% interest. During 2004, our purchases from Centrais Eólicas do Paraná amounted to R$1.0 million. We had an accounts payable to Centrais Eólicas do Paraná of R$1.4 million as of December 31, 2004.

Centrais Elétricas do Rio Jordão S.A.– ELEJOR

     We have a 35.1% interest in ELEJOR and 70% of its commons shares. We have outstanding loans of R$216.9 million to ELEJOR as of December 31, 2004. The loan will be paid in 120 consecutive monthly installments, with a grace period of six months after the beginning of the operations, estimated to October 2006. The loan is remunerated by the CDI plus a spread of 3.198% per year. We recorded interest income of R$19.9 million in 2004.

     Dona Francisca Energética S.A.

     We purchased power from Dona Francisca S.A., a company in which we have a 23.0% interest, in the amount of R$44.1 million in 2004. We recorded financial expense in connection with fines on the purchase of power from Dona Francisca of R$0.7 million. We had accounts payable in the amount of R$30.5 million as of December 31, 2004. We provided guarantees to Dona Francisca in connection with loans obtained from the Interamerican Development Bank – IDB, and to BNDES, in the amount of U.S.$40.7 million and R$47.3 million, respectively.

     Foz do Chopim Energética Ltda.

     We have a 35.8% interest in Foz do Chopim. We have outstanding loans to Foz do Chopim in the amount of R$33.5 million as of December 31, 2004, and recorded interest income of R$3.0 million in 2004. During 2004, we spent R$21.8 million to purchase energy from Foz do Chopim and recorded financial expense in connection with fines on the purchase of power from Foz do Chopim of R$3.1 million. We had accounts payable in the amount of R$44.9 million as of December 31, 2004.

     Sercomtel S.A. — Telecomunicações

     We lease fiber optic cables to Sercomtel S.A. – Telecomunicações, a company in which we have a 45% interest. We recorded R$1.6 million for these leases in 2004.

Item 8. Financial Information.

     See Item 18. “Financial Statements” and pages F-1 through F-95.

LEGAL PROCEEDINGS

     We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our Consolidated Financial Statements only include reserves for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. At December 31, 2004, the reserves for such contingencies were R$428.8 million, which we believe to be sufficient to meet probable and reasonably estimate losses in the event of unfavorable rulings relating to the legal proceedings in which we are a party. However, we cannot assure you that these reserves will be sufficient.

Araucária

     We entered into a CPA with Araucária on May 31, 2000. Under the CPA, we agreed that following the completion of the Araucária facility, we would operate and maintain it at our expense, including the payment of fuel-related expenses. We also agreed to purchase 100% of Araucária’s capacity. The CPA contains a complex formula governing our capacity payments. The formula is designed to permit Araucária to service each element of an assumed capital structure.

     As the construction of the plant neared completion in September 2002, the Araucária partners sought to renegotiate the CPA in order to comply with certain requirements established by ANEEL and to revise the CPA’s pricing structure. ANEEL refused to approve the CPA because, among other reasons, it is a contract to purchase capacity (as opposed to energy) and because it is indexed to the U.S. dollar. ANEEL’s approval was necessary to permit the resale of the energy generated at the plant to consumers. In addition, the CPA required us to make payments to Araucária in amounts that far exceeded the resale prices of this energy in the Brazilian market.

     Araucária began billing us for capacity payments in September 2002, and while negotiations continued, we made the monthly payments, reserving our rights in the event we were unable to reach an agreement. We ceased making payments under the CPA and began negotiations with Araucária in January 2003 to revise the CPA, but those negotiations ceased soon thereafter, and the CPA was never approved by ANEEL.

     In April 2003, Araucária commenced arbitration proceedings against us before ICC, seeking R$69.7 million for the outstanding amounts that had been billed to us through March 2003. Araucária reserved its right to amend its demands at a later date. Araucária also delivered a notice of termination of the CPA, alleging that we were in breach, and demanding, pursuant to the CPA’s contractual provision governing termination, that we purchase the plant. Araucária claimed that the purchase price, net of any applicable taxes and/or charges, would be U.S.$827.4 million, which Araucária contends is the discounted present value of the capacity payments.

     We are vigorously contesting Araucária’s claims, based on a variety of arguments, in both the arbitration proceedings before the ICC and in the Brazilian courts. In June 2003, we initiated a lawsuit against Araucária in state court in Paraná, seeking the invalidation of the arbitration provision in the CPA, and we obtained a preliminary injunction from the court ordering Araucária to suspend the arbitration proceedings commenced against us.

     Our management believes that the CPA is null and void because it was never approved by ANEEL. Based on this and on the CPA termination notification sent by Araucária, we believe that we are no longer liable for the outstanding monthly payments under the CPA, whether they were due prior or subsequent to our receipt of the termination notice from Araucária. In addition, our management has been advised that the value of the Araucária facility, and our obligation to purchase the facility pursuant to the CPA termination provisions, cannot be considered because the termination payment demanded by Araucária is far in excess of the actual value of the Araucária facility, and therefore it is contrary to Brazilian law. Based on these considerations, we decided to reverse the accrued monthly billings under the CPA as of June 30, 2003.

     On August 14, 2003, we filed a lawsuit against Araucária to seek a court finding that it is impossible to consistently operate the Araucária facility in accordance with applicable safety standards. A court-appointed technical expert conducted an assessment of the Araucária facility and agreed with our position that the facility cannot be operated in accordance with applicable safety standards. We are still expecting a final ruling from the court on this issue, which would then be subject to appeal.

     In December, 2004, the ICC ruled that it was competent to arbitrate the proceedings. This judgment will not affect or change the decisions of the Brazilian courts concerning this matter. In February 2005, the ICC set a schedule of hearings for 2005 and 2006.

     In early 2005, Copel, Petrobrás, and El Paso established a committee in order to attempt to negotiate a settlement regarding Araucária. The negotiations are still ongoing and no resolution has been reached. We cannot assure you that we will reach a settlement of these issues with Araucária, or if such a settlement is reached, that it will be favorable to us, nor can we assure you whether the proceedings before the ICC or the Brazilian courts will be concluded in our favor. The financial effects of full performance of the CPA or of purchasing the plant under the CPA’s termination provisions would be highly material and adverse to us and to our financial results.

ANEEL Determinations

     We are contesting a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2004, R$534 million in costs for energy we purchased for resale in the MAE during the rationing period in 2001 and the first quarter of 2002.

We believe that is reasonably possible that we will be required to pay this amount and, if we lose this lawsuit, we may be required to recognize the R$534 million in expenses. For more information see “Item 5. – Operating Review and Financial Prospects – Critical Accounting Policies – The Wholesale Energy Market (“MAE”)”.

     Tax and Social Contribution Claims

     We are a party to certain lawsuits in which we are disputing the legality or constitutionality of certain federal taxes and social contributions assessed against us. We believe that none of these taxes and social contributions is due. In 1998, we won our lawsuit challenging our obligations to pay COFINS, a tax to finance social security. Based on a subsequent decision of the Brazilian Supreme Court, which ruled that electric utilities were subject to COFINS, the Brazilian government filed a new lawsuit in order to challenge the decision that released us from the obligation to pay COFINS. We have provisioned R$197.5 million to meet COFINS contributions due from August 1998 through June 2001.

     We also challenged the payment of contributions to the PIS-PASEP program (Programs for Social Integration and for the Establishment of Public Employee’s Patrimony). The rates and basis for calculation of PIS and PASEP have changed over time, resulting in significant differences in the final amounts due, and we believe that these changes have not been made in accordance with the Brazilian Constitution. In 1999, we benefited from a Federal Decree which allows companies to settle federal tax disputes without risking fines and charges due to the late payment. Based on this decree, we settled these taxes and received a portion of the total amount deposited in a judicial escrow account established during the PIS-PASEP action. The remaining balance of R$35.6 million is still being reviewed to determine the amount to be refunded to us.

     We are party to administrative and judicial proceedings pursuant to which we are challenging claims of Social Security authorities that we must pay additional social security contributions for the period between 1991 and 2000. According to these claims we must pay an additional aggregate amount of R$255 million which were classified as a possible loss. We have contested all these claims. The contingency was registered in September 2001 and as of December 31, 2004 we had a provision to cover a probable loss related to social security contributions in an amount of R$18.2 million.

     Labor Related Claims

     We are the defendant in several labor lawsuits relating to overtime, dangerous work conditions, relocation, and other matters. We have provisioned R$64.5 million to cover probable losses related to these lawsuits.

     Cruzado Period Claims

     We are the defendant in several lawsuits brought by industrial customers alleging that increases in electricity tariffs during a price freeze imposed by the Brazilian government from March through November 1986 (the “Cruzado Period”) were illegal. We had officially decided on the increases before the freeze took effect, but the relevant publication did not appear until after the effective date of the freeze. The plaintiffs further allege that all our tariff increases after the Cruzado Period were illegal in part because they included the Cruzado Period increases in the amounts that served as the basis for calculating the further increases. We are actively contesting all the claims that have been brought regarding these rate increases. Some of the cases have been decided in our favor at the trial court level, and some have been decided in favor of the customers. We have contested all the cases that have been decided in favor of the customers, and there have not as yet been any judgments on appeal. There has, however, been a judgment in an appellate proceeding involving two other utility companies in which the Superior Tribunal of Justice ruled that the plaintiffs had no right to reimbursement for tariff increases introduced after the Cruzado Period.

     If those of our industrial customers during the Cruzado Period that have brought suit against us receive favorable judgments with respect to the tariff increases during the Cruzado Period, we estimate that the relevant aggregate liability would be approximately R$21.0 million. In the unlikely event that all our industrial customers during the Cruzado Period were to bring suit against us and be successful in their claims with respect to such tariff increases, we estimate that the aggregate liability would amount to approximately R$80.0 million. We have reserved R$15.7 million for these claims. (See Note 20(a)(ii) to the Consolidated Financial Statements.) We have not sought to quantify our cost if all such customers sued and won favorable judgments regarding tariff increases after the Cruzado Period, but we understand that such judgments could have a material adverse effect on our financial condition and results of operations.

     Additional Claims

     In July 2004, Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. commenced arbitration proceedings against Copel Distribuição seeking approximately R$25 million each for the outstanding amounts and penalties that had been billed to us under certain energy purchase agreements. Copel Distribuição is currently presenting its defense and based upon the advice of our legal counsel, believes that it is reasonably possible that the arbitrators will rule against us.

     We are a party to several lawsuits brought by land owners whose land has been affected by our transmission and distributions lines. We have provisioned R$35.8 million to cover a probable losses related to these lawsuits.

     We are the defendant in lawsuits filed by four municipalities claiming restitution of amounts which we collected from them on behalf of the Federal Government in payment of the Sole Tax on Electric Energy (IUEE), and which allegedly have not been refunded to them. We have provisioned R$7.4 million to cover probable losses related to these lawsuits.

DIVIDEND PAYMENTS

     In accordance with our by-laws and the Brazilian Corporation Law, we regularly pay annual dividends for each fiscal year within sixty days after the declaration at the annual shareholders’ meeting. To the extent amounts are available for distribution, we are required to distribute as dividends an aggregate amount (the “Mandatory Dividend”) equal to at least 25% of Adjusted Net Profit (as hereinafter defined). Dividends are allocated pursuant to the formula described in “Dividend Priority of Class A Shares and Class B Shares” below. Under the Brazilian Corporation Law, we are not permitted to suspend the Mandatory Dividend payable with respect to the Common Shares, to the Class A Shares and to the Class B Shares for any year. Brazilian law permits, however, a company to suspend the payment of all dividends if the Board of Directors, with the approval of the Fiscal Council, reports to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of the company. In such a case, companies with publicly traded securities must submit a report to the CVM providing the reasons for the suspension of dividend payments. We are not subject to any contractual limitations on our ability to pay dividends.

Calculation of Adjusted Net Profit

     Dividends with respect to a fiscal year are payable from (1) retained earnings from prior periods and (2) after-tax income for such period (reduced by losses carried forward from prior fiscal years) following the addition or subtraction of amounts allocated to legal and other reserves (as described below) (“Adjusted Net Profit”).

     In accordance with Brazilian Corporation Law, we must maintain a legal reserve, to which we must allocate a minimum 5% of our net profits for each fiscal year until such reserve reaches an amount equal to 20% of our capital stock (calculated in accordance with the Brazilian Corporation Law). However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total capital. At December 31, 2004, our legal reserve was R$184.7 million, or approximately 5.31% of our capital stock at that date.

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

Payment of Dividends

     We are required to hold an annual shareholders’ meeting by April 30th of each year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of the Management, as approved by the Board of Directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31st. Under Brazilian law, we must pay dividends within sixty days following the date of the shareholders meeting that declared the dividends to shareholders of record on such shareholders’ meeting. A shareholders’ resolution may set forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. We are not required to adjust the amount of paid-in capital for inflation for the period from the end of the last fiscal year to the date of declaration or to adjust the amount of the dividend for inflation for the period from the end of the relevant fiscal year to the payment date. Consequently, the amount, in real terms, of dividends paid to holders of Class B Shares may be substantially reduced due to inflation.

     According to our by-laws, our management may declare interim dividends to be paid from profits in our semi-annual financial statements approved by our shareholders. Any payment of interim dividends may be set off against the amount of mandatory distributions relating to the net profit earned in the year in which the interim dividends were paid.

     Pursuant to Brazilian law, we may pay interest on equity in lieu of dividends as an alternative form of making distributions to shareholders. We may treat a payment of interest on equity as a deductible expense for tax purposes, provided that it does not exceed the lesser of:

  the product of (1) TJLP multiplied by (2) total shareholders’ equity (determined in accordance with the Brazilian Corporative Law), less certain deductions prescribed by the Brazilian Corporation Law; and

  the greater of (1) 50% of current net income (after the deduction of social contribution on profits (CSLL) and before taking such distributions and any deductions for corporate income tax) for the year in respect of which the payment is made or (2) 50% of retained earnings and profit reserves for the year prior to the year in respect of which the payment is made.

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

     The table below sets forth the cash distributions we paid as interest on equity for the periods indicated.

		Distribution
Year	Payment Date	(in thousands of R$)	Payment per Thousand Shares (R$)

			Common	Preferred A	Preferred B	Average

2000	December 2000	160,000	0.55841	0.59208	0.61437	0.58468
	April 2001
2001	October 2001	170,000	0.59166	0.65455	0.65455	0.61122
	June 2002
2003	June 2004	42,584	0.14734	1.05973	0.16211	0.15561
2004	June 2005	96,061	0.33396	1.27167	0.36743	0.35103

Item 9. The Offer and Listing

     The principal trading market for the Class B Shares is the Bolsa de Valores de São Paulo (the “São Paulo Stock Exchange” or “BOVESPA”). At December 31, 2004, we had approximately 2,750 shareholders of Class B Shares.

     The following table sets forth the reported high and low closing sale prices for the Class B Shares on the São Paulo Stock Exchange for the periods indicated.

		Price per 1,000 Class B Shares

		High	Low

		(R$)
2000		18.45	12.30
2001		19.79	12.49
2002		18.91	7.15
2003		14.05	7.31
	1st Quarter	10.16	7.31
	2nd Quarter	10.70	8.26
	3rd Quarter	10.05	7.70
	4th Quarter	14.05	9.50
2004		13.87	8.40
	1st Quarter	13.87	10.35
	2nd Quarter	11.20	8.40
	3rd Quarter	11.10	9.35
	4th Quarter	13.02	9.96
	December	13.02	10.98
2005		14.60	10.50
	1st Quarter	14.60	10.50
	January	12.00	10.50
	February	14.19	11.20
	March	14.60	11.81
	2nd Quarter	14.17	12.00
	April	13.79	12.30
	May	14.17	12.00

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

		U.S. dollars per ADS

		High	Low

		(U.S.$)
2000		10.00	6.80
2001		10.65	4.71
2002		8.45	1.84
2003		4.88	2.03
	1st Quarter	3.15	2.03
	2nd Quarter	3.71	2.55
	3rd Quarter	3.48	2.54
	4th Quarter	4.88	3.32
2004		4.94	2.64
	1st Quarter	4.94	3.51
	2nd Quarter	3.89	2.64
	3rd Quarter	3.72	3.10
	4th Quarter	4.75	3.49
	December	4.75	4.05
2005		5.75	3.88
	1st Quarter	5.50	3.88
	January	4.60	3.88
	February	5.46	4.37
	March	5.50	4.38
	2nd Quarter	5.75	4.64
	April	5.21	4.64
	May	5.75	4.85

     On June 19, 2002, shares of the Company were listed through Latibex, which is part of the Madrid Stock Exchange (“Latibex”). Latibex is a Euro-based market for Latin American securities. The shares trade under the symbol XCOP.

Trading on the BOVESPA

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

     In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of thirty minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

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

     The BOVESPA is relatively small and less liquid compared to major world markets. As of March 31, 2005, the aggregate market capitalization of the 359 companies listed on the BOVESPA was approximately U.S.$343.9 billion, and companies listed on the BOVESPA represented approximately 71.35% of the total market capitalization of all listed companies. Although all the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

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

Organization

     We are a publicly-traded company duly registered with the Brazilian securities commission under No. 1431-1. According to Article One of our by-laws, our objectives and purposes are:

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

Directors’ Powers

     Under Brazilian Corporation Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors, or of the board of executive officers, regarding such transaction, and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting.

A director or an executive officer may not transact any business with a company, including accepting any loans, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. Under our bylaws, shareholders set the aggregate compensation payable to directors and executive officers. See Item 6. Directors, Management and Employees. Our bylaws do not establish any mandatory retirement age limits.

Shareholders’ Meetings

     We convene shareholders’ meetings by publishing a notice in Diário Oficial do Estado – PR, O Estado do Paraná and the DCI – Comércio Indústria & Serviços. The convening of our shareholders’ meeting is made through publication of a notice to shareholders in three newspapers, as determined by the shareholders’ meeting. As provided by Brazilian law, publications have to be made in the official newspaper located in the state of our corporate headquarters, in a newspaper with broad coverage located in the same city as our corporate headquarters, and in a newspaper with broad coverage located in the same place as our stock exchange. In 2004, our convening notices were published in Diário Oficial do Estado, in O Estado do Paraná, and in the DCI – Comércio Indústria & Serviços. The notice must be published no fewer than three times, beginning at least fifteen calendar days prior to the scheduled meeting date. All other information described in items “Voting Rights of Class A Shares and Class B Shares” and “Shareholders’ Meeting” of Section “Description of Capital Stock” of its Registration Statement pursuant to Rule 424(b)(1) filed with the Securities and Exchange Commission on July 31, 1997 (File No. 333-7148) is incorporated herein by reference.

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
-	the creation of preferred shares or an increase in an existing class of preferred shares relative to the other class of shares, except if already set forth under or authorized by our by-laws;

-	the modification of a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares; or

-	the creation of a new class of preferred shares with greater privileges than the existing class of preferred shares;
  by a dissenting shareholder (including any holder of Class B Shares) in the event that a majority of all outstanding Common Shares authorizes:
-	a reduction in the mandatory distribution of dividends;

-	a change in our corporate purpose;

-	a split up, subject to the conditions set forth in the Brazilian Corporate Law; or

-	a transformation of us into another type of company;

  by a dissenting or non-voting holder of Common Shares or Class A Shares, in the event that a majority of all outstanding shares authorizes:
-	the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporate Law;

-	a transfer of all of our share capital to another company, making the Company a wholly- owned subsidiary of such company, known as an “incorporação de ações”;

-	a merger or consolidation (“incorporação”); or

-	our participation in a group of concerns (a “grupo de sociedades”) as defined under the Brazilian Corporate Law.

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

     The right of withdrawal lapses thirty days after publication of the minutes of the shareholders’ meeting at which the action is taken, except when the resolution is subject to confirmation by, or to prior approval of, the majority of the preferred shareholders of each class of affected shares (which must be made at a special meeting to be held within one year). In that case the thirty-day term is counted from the date the minutes of the special meeting are published. We are entitled to reconsider any action giving rise to redemption rights within ten days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize its financial stability.

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

     In all the situations described above, the shares would be redeemable at their book value, determined on the basis of the last balance sheet approved by shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than sixty days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet of a date within sixty days preceding such shareholders’ meeting.

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

MATERIAL CONTRACTS

     For information concerning our material contracts, see Item 4. Information on the Company and Item 5. Operating and Financial Review and Prospects.

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

TAXATION

     The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Class B Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Class B Shares or ADSs . The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Class B Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Class B Shares or ADSs.

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

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Class B Shares or ADSs by an individual, entity, trust or organization resident or domiciled outside Brazil for purposes of Brazilian taxation and, in the case of Class B Shares, has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a “Non-Brazilian Holder”). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder, and each Non-Brazilian Holder should consult its own tax advisor about the Brazilian tax consequences of investing in Class B Shares or ADSs.

     Pursuant to Brazilian law, investors may invest in the Class B shares under Resolution No. 2,689, of the National Monetary Council, or Resolution 2,689.

     Resolution No. 2,689 allows non-Brazilian investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil.

     Pursuant to Resolution No. 2,689, non-Brazilian investors must: (a) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (b) complete the appropriate non-Brazilian investor registration form; (c) register as a non-Brazilian investor with the Brazilian securities commission; and (d) register the foreign investment with the Central Bank.

     Securities and other financial assets held by non-Brazilian investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the delisting of the relevant shares from a stock exchange and the cancellation of the registration with the CVM.

     Taxation of Dividends

     Dividends paid by the Company in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Class B Shares underlying ADSs or (ii) to a Non-Brazilian Holder in respect of Class B Shares will not be subject to Brazilian withholding income tax . Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates depending upon the year in which the profits have been obtained.

     Distributions of Interest on Equity

     In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the equity of the company as an alternative form of making dividend distributions. The rate of interest may not be higher than TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on equity may not exceed, for tax purposes, the greater of (i) 50% of net income (after social contribution on profits (a “CSLL”) and before the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made and (ii) 50% of the sum of retained profits and profit reserves as of the date beginning of the period in respect of which the payment is made.

     Payments of interest on equity are decided by the shareholders on the basis of recommendations of our board of directors.

     Distributions of interest on equity paid to Brazilian and Non-Brazilian Holders of Class B Shares, including payments to the Depositary in respect of Class B Shares underlying ADSs, are deductible by the Company for Brazilian corporate income tax and social contribution on profit purposes as far as the limits above described are observed. Such payments are subject to Brazilian withholding income tax at the rate of 15%, except for payments to beneficiaries situated in tax haven jurisdictions (as described below), which payments are subject to tax at a 25% rate.

     No assurance can be given that our Board of Directors will not recommend that future distributions of profits will be made by means of interest on equity instead of by means of dividends.

     Amounts paid as interest on equity (net of applicable withholding income tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our by-laws and the Brazilian Corporation Law. Distributions of interest on equity in respect of the Class B Shares, including distributions to the Depositary in respect of Class B Shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

     Taxation of Gains

     Gains realized outside Brazil by a Non-Brazilian Holder on the disposition of ADSs to another Non-Brazilian Holder are not currently subject to Brazilian income tax. However, according to Law No. 10,833 of December 29, 2003, or Law No. 10,833, the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to other Non-Brazilian Holder or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833, considering the general and unclear scope of it and the lack of judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

     As a general rule, gains realized by Non-Brazilian Holders on any disposition of Class B Shares to Brazilian holders are subject to income tax at a rate of 15%, regardless if the transaction is carried out on the Brazilian stock exchange or outside the Brazilian stock exchange, except for the specific cases described below.

     Gains realized on any disposition of Class B Shares by Non-Brazilian Holders who are resident in a jurisdiction that under Brazilian law is deemed to be a “tax haven jurisdiction” (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%, or which laws impose restrictions on disclosure of ownership composition or securities ownership) are subject to income tax at a rate of 25%, if the transaction is held outside the Brazilian stock exchange.

     Gains realized on sales or disposition of Class B Shares carried out on the Brazilian stock exchange by Non-Brazilian Holders who are not resident in a tax haven jurisdiction are exempt from income taxation, if such Non-Brazilian Holder is registered under Resolution 2,689.

     Gains on the disposition of Class B Shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, measured in Brazilian currency, without any correction for inflation.

     Gains realized by a non-Brazilian holder upon the redemption of Class B Shares will be treated as gains from the disposition of such Class B Shares occurring off of a stock exchange.

     In case the transaction is carried out on any Brazilian stock exchange, it is subject to withholding income tax at a rate of 0.005% (except for Non-Brazilian Holders who are not resident in a tax haven jurisdiction, if the foreign investment in the Class B Shares is registered under Resolution 2,689).

     Any exercise of preemptive rights relating to the Class B Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the Class B Shares will be subject to the same tax treatment applicable to disposition of Class B Shares.

     The deposit of Class B Shares in exchange for the ADSs may be subject to Brazilian income tax if the amount previously registered with the Central Bank as a foreign investment in Class B Shares is lower than (i) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of the deposit; or (ii) if no Class B Shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Class B Shares were sold during the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the Class B Shares, calculated as set forth above, shall be considered a capital gain subject to income tax at a rate of 15% or 25% in the case of investors located in a tax haven jurisdiction (unless the Class B Shares were held by an investor registered under Resolution 2,689 that is not resident in a tax haven jurisdiction, which is currently tax exempt from income tax in such transaction).

     The withdrawal of Class B Shares in exchange for ADSs is not subject to Brazilian income tax. On receipt of the underlying Class B Shares, a Non-Brazilian Holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central bank as described below in “Registered Capital”. If such Non-Brazilian Holder does not qualify under Resolution 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of Class B Shares.

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

     IOF may also be levied on transactions involving bonds and securities (“IOF/Bonds Tax”), including those carried out on Brazilian stock, futures or commodities exchanges. As a general rule, the rate of this tax is currently zero. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% per day, but only in respect to future transactions.

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

U.S. Federal Income Tax Considerations

     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein (possibly with retroactive effect). This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of Class B Shares or ADSs, but it does not purport to be a comprehensive description of all of the U.S. tax consequences that may be relevant to a decision to hold or dispose of Class B Shares or ADSs. This summary applies only to purchasers of Class B Shares or ADSs who will hold the Class B Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Class B Shares or ADSs on a mark-to-market basis, and persons holding Class B Shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes.

     Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Class B Shares or ADSs.

     In this discussion, references to a “U.S. holder” are to a beneficial holder of a Class B Share or an ADS (1) that is a citizen or resident of the United States of America, (2) that is a corporation organized under the laws of the United States of America or any state thereof, or (3) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the Class B Share or ADS.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2004 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2005 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

     Distributions out of earnings and profits with respect to the Class B Shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the Class B Shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

     Taxation of Capital Gains

     Upon the sale or other disposition of a Class B Share or ADS, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the Class B Share or ADS and the U.S. holder’s tax basis in the Class B Share or ADS. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the Class B Share or ADS has been held for more than one year on the date of the disposition. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15 percent. The net long-term capital gain recognized by an individual holder before May 6, 2003 or after December 31, 2008 generally is subject to taxation at a maximum rate of 20%. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of Class B Shares or ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

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

     A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption in connection with payments received within the United States or through certain U.S.-related intermediaries.

DIVIDENDS AND PAYING AGENTS

     Entitlement to dividends arises on the date of acquisition of our shares or ADS. For a description of restrictions related to payments of dividends to foreign investors, see “Item 10. Additional information—Memorandum and Articles of Incorporation—Regulation of and Restrictions on Foreign Investors” and “Item10. Additional Information—Exchange Controls.” The depositary bank will distribute dividends and other distributions to the holders of our ADSs.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     We are exposed to market risk arising from our normal business activities. These market risks principally involve the possibility of changes in both foreign currency exchange rates and interest rates that will adversely affect the value of our assets and liabilities, in addition to our future cash flow and earnings. Foreign exchange rate risk exists to the extent our costs are denominated in currencies other than those in which we earn revenues. Similarly, we are subject to market risk deriving from changes in interest rates which may affect the cost of our financing. We enter into derivative financial instruments for purposes other than trading, in order to manage and reduce our exposures to market risk resulting from fluctuations in interest rates and foreign currency exchange rates.

     Beginning in 2003, we entered into cross-currency interest rate swaps to mitigate the risks caused by foreign exchange and interest rate fluctuations and to protect our foreign currency exposure. As of December 31, 2004, we had cross-currency interest rate swap contracts totaling U.S.$150 million to exchange our U.S. dollar exposure for the weighted average of 75.2% of CDI, in order to cover our exposure on our Eurobond debt.

Risk

     At December 31, 2004, we had R$554.7 million of outstanding indebtedness denominated in U.S. dollars, R$32.8 million of indebtedness denominated in Japanese yens and R$176.7 million of indebtedness indexed to a basket of foreign currencies comprised by U.S dollars, Euros, Swiss francs and

Japanese yens. At December 31, 2003, we had R$617.6 million of outstanding indebtedness denominated in U.S. Dollars, R$40.8 million of indebtedness denominated in Japanese yen, and R$215.6 million of indebtedness indexed to a basket of foreign currencies. In addition, our energy purchases from Itaipu are denominated in U.S. dollars, and the Cien Agreements are partially indexed to U.S. dollars (for a more detailed description of these Agreements and of the status of our relationship with Cien, see “Item 4. Information on the Company—Business—Generation and Purchases of Energy—Cien”). We do not have revenues denominated in any of the above foreign currencies and, due to applicable regulations that require us to keep excess cash on deposit in real-denominated deposits with Brazilian banks, we do not have monetary assets denominated in such currencies. The potential loss to us that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately R$67.7 million (excluding the amounts under our long-term energy contract with Araucária, because the contract is in dispute, and excluding our Eurobond debt since we entered into cross-currency interest rate swaps to cover its foreign exchange exposure), primarily due to the increase in our real-denominated financial statements in the principal amount of the foreign currency indebtedness described above (which increase would be reflected as an expense in our income statement). A hypothetical and instantaneous change of 10% in foreign currency exchange rates would result in an additional annual cash outflow of approximately R$47.4 million (also excluding the amounts under our long-term energy contract with Araucária, for the reasons stated above), reflecting the increased cost in reais of servicing foreign-currency indebtedness and purchasing energy from Itaipu and Cien. The above sensitivity analyses assume a simultaneous unfavorable 10% fluctuation in each of the exchange rates affecting the foreign currencies in which the foreign-currency indebtedness described above, the related interest expense and the expenses relating to purchase of energy described above are denominated.

Interest Rate Risk

     At December 31, 2004, we had outstanding R$1,831.3 million in loans and financing, of which R$514.2 million bore interest at fixed interest rates and R$1.3 billion bore interest at floating rates of interest (primarily the TJLP, CDI, IGP-M and Libor). Pursuant to applicable regulations, we invest excess cash primarily in short-term instruments. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held at December 31, 2004, would result in a net additional cash outflow of approximately R$8.4 million. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (i.e. U.S. dollars; currencies in the currency basket). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

Item 12. Description of Securities Other than Equity Securities

     Not Applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

     We have carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

     There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     Our board of directors has reviewed the qualifications and backgrounds of the members of the audit committee and determined that Laurita Costa Rosa is an “audit committee financial expert” within the meaning of Item 16A. For more information regarding our audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.”

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

     Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered public accounting firm and reviewed the first and second quarter of 2003 Brazilian GAAP financial information. PricewaterhouseCoopers Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2004 and 2003 and reviewed the third quarter of 2003 Brazilian GAAP financial information.

     The chart below sets forth the total amount billed to us by PricewaterhouseCoopers Auditores Independentes and Deloitte Touche Tohmatsu Auditores Independentes for services performed in 2004 and 2003, and breaks down these amounts by category of service in millions of reais:

	Year Ended December 31,

	2004	2003

	(millions of reais)

Audit Fees	0.5	0.4
Audit-Related Fees	–	0.2
Tax Fees	–	0.1
All Other Fees	–	–

Total	0.5	0.7

     Audit Fees

     Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly Brazilian GAAP financial information in connection with statutory and regulatory filings or engagements.

     Audit-Related Fees

     Audit-related fees in 2003 were comprised of assurance and related services that are related to the performance of the audit or review of the financial statements of equity investees.

     Tax Fees

     Tax fees in 2003 were related to services for tax compliance and tax advice.

     Audit Committee Pre-Approval Policies and Procedures

     Neither our board of directors nor our audit committee has established pre-approval policies and procedures for the engagement of our independent auditors for services. Our board of directors expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Our audit committee provides recommendations to our board of directors regarding such engagements. For more information regarding our board of directors and audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices.

Item 16D. Exemption from the Listing Standards for Audit Committees

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     None.

Item 17.

     Not applicable.

Item 18. Financial Statements

     Reference is made to pages F-1 through F-95.

Item 19. Exhibits

1.1	Amended and Restated By-laws of the Company dated as of June 17, 2005 (English translation).

2.1	Deposit Agreement dated as of July 29, 1997 (incorporated by reference to our Registration Statement on Form F-6 filed with the SEC on March 23, 2000 (File No. 333-11692)).

4.1	The Adjustment Agreement of August 4, 1994 between the State of Paraná and Companhia Paranaense de Energia-COPEL (the “Adjustment Agreement”) (incorporated by reference to our Form F-1 333-7148, filed with the SEC on June 30, 1997) and the Deed of Amendment to the Adjustment Agreement (Quarto Termo Aditivo ao Termo de Ajuste celebrado em 21 de janeiro de 2005) (English translation).

8	List of Subsidiaries

12.1	Certification of Chief Executive Officer/Chief Financial Officer of Copel, to pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer/Chief Financial Officer of Copel, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

INDEX OF DEFINED TERMS

Adjusted Net Profit	79	Dona Francisca	20
ADRs	ii	ELEJOR	19
ADSs	ii	Eletrobrás	19
American Depositary Shares	ii	Eletrosul	24
ANEEL	ii	ENERCAN	19
Annex V Regulations	89	ESCO	30
Araucária	8	Free Consumers	31
base interest rate	5	Fundação COPEL	72
BNDES	19	Furnas	24
BNDESPAR	68	Group A Customers	26
BOVESPA	81	Group B Customers	26
Braspower	30	GW	ii
Brazilian Corporation Law	ii	GWh	ii
Brazilian GAAP	ii	IBGE	51
CBLC	73	ICC	8, 22
CCC Account	46	ICMS Tax	58
CCEE	35	IDB	20
CDE Account	46	IGP-DI	6
CDI	65	Initial Supply Contracts	11
Central Bank of Brazil	3	Interconnected Power System	17
CETIP	51	Itaipu	16
CGE	37	IUEE	78
Cien	8	kV	ii
Cien Agreements	22	kW	ii
Class A Shares	ii	kWh	ii
Class B Shares	ii	Latibex	83
CMN	65	Low Income Residential Customers	27
CNPE	34	Main Transmission Grid	23
COFINS	77	Mandatory Dividend	78
Common Shares	ii	MME	34
Company	ii	MRE	48
Concessions Law	36	MW	ii
Consolidated Financial Statements	ii	MWh	ii
Copel	ii	New Industry Model Law	10
Copel Agreement	23	non-Brazilian holder	83
Copel Distribuição	11	Notes	65
Copel Geração	11	ONDA	29
Copel-Agra	30	ONS	34
Copel-Amec	30	Petrobras	20
CPA	21	PIS-PASEP	77
CRC Account	47	Pool	11
CRC Account Agreement	53	Power Concessions Law	36
Cruzado Period	77	PPT	45
Custodian	90	R$	ii
CVM	ii	reais	ii
Deposit Agreement	82	real	ii
Depositary	82	Resolution 2,689	89
dollars	ii	RGR Fund	46
Dominó Holding	29	Sanepar	29

São Paulo Stock Exchange	81	The Company	104
Securities Act	12	Transfer Agent	88
SELIC	5	TUSD	44
Sercomtel	28	TUST	44
Sercomtel Celular	28	U.S. dollars	ii
Sercomtel Telecomunicações	28	U.S. GAAP	ii
Shareholders’ Agreement	68	U.S.$	ii
		UBP	46

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

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/s/ Rubens Ghilardi

Name:	Rubens Ghilardi
Title:	Chief Executive Officer, Chief Financial Officer

Date: June 29, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Companhia Paranaense de Energia - COPEL

1
We have audited the accompanying consolidated balance sheets of Companhia Paranaense de Energia - COPEL (the "Company") and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, of changes in shareholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Paranaense de Energia - COPEL and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations, the changes in its shareholders' equity and the changes in their financial position for the years ended December 31, 2004 and 2003 in conformity with accounting practices adopted in Brazil.

4
Our audits were performed for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, prepared in conformity with accounting practices adopted in Brazil. The statement of cash flows which provides supplemental information about the Company and its subsidiaries is not a required component of the financial statements. We also applied the audit procedures described in the second paragraph to the statements of cash flows for the years ended December 31, 2004 and 2003 and, in our opinion, they are fairly stated in all material respects in relation to the financial statements taken as a whole.

5
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

PricewaterhouseCoopers	Curitiba, Brazil
Auditores Independentes	June 27, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Companhia Paranaense de Energia - COPEL

We have audited the accompanying consolidated statement of operations, changes in shareholders’ equity and changes in financial position of COMPANHIA PARANAENSE DE ENERGIA - COPEL (a Brazilian corporation) for the year ended December 31, 2002 (all expressed in Brazilian reais). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement based on our audit.

We have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations, the changes in shareholders’ equity and the changes in financial position of Companhia Paranaense de Energia – COPEL for the year ended December 31, 2002, in conformity with accounting practices adopted in Brazil.

Our audit was performed for the purpose of issuing an opinion on the financial statements referred to above. The statement of cash flows for the year ended December 31, 2002 is presented as supplemental information in Note 32 to the consolidated financial statements and is not a required component of these financial statements under accounting practices adopted in Brazil. Such information has been subjected to the audit procedures applied in the audit of the financial statements described above and, in our opinion, it is fairly stated in all material respects in relation to the financial statements taken as a whole.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

As mentioned in note 20.c (ii) and (iii) to the consolidated financial statements, the Company suspended the payment of several energy contracts to renegotiate the terms and conditions set forth in those agreements. In April 2003, UEG Araucária commenced arbitration proceedings against the Company demanding, pursuant to a termination provision in the contract, that the Company purchase UEG Araucária’s plant. Companhia de Interconexão Energética – CIEN, another of the suppliers affected, is renegotiating its contracts with the Company in order to revise the terms of the related contracts.

DELOITTE TOUCHE TOHMATSU

Curitiba, Brazil

June 27, 2003

Companhia Paranaense de Energia - COPEL

Consolidated Balance Sheets
Expressed in thousands of Brazilian reais

		December 31

Assets	2004	2003

Current assets
Cash and cash equivalents	519,236	362,699
Accounts receivable, net	768,623	658,662
Dividends receivable	2,886	6,758
Materials and supplies	30,632	27,216
Recoverable rate deficit (CRC)	29,459	123,885
Deferred regulatory asset	197,162	59,463
Deferred income taxes	9,364	9,353
Recoverable taxes	39,905	67,773
Other assets, net	35,810	104,884

	1,633,077	1,420,693

Non-current assets
Accounts receivable	56,921	73,207
Related parties	250,402	55,054
Recoverable taxes	41,018	141,252
Deferred income taxes	487,667	514,412
Judicial deposits	146,662	112,385
Recoverable rate deficit (CRC)	1,167,945	912,441
Deferred regulatory asset	111,246	178,390
Other assets	128,342	126,382

	2,390,203	2,113,523

Permanent assets
Investments	456,707	425,547
Property, plant and equipment, net	5,399,165	5,380,668
Deferred charges, net	129	260

	5,856,001	5,806,475

Total assets	9,879,281	9,340,691

Companhia Paranaense de Energia - COPEL

Consolidated Balance Sheets
Expressed in thousands of Brazilian reais (continued)

		December 31

Liabilities and shareholders' equity	2004	2003

Current liabilities
Suppliers	767,501	403,630
Loans and financing	514,396	114,665
Debentures	156,620	157,859
Deferred income taxes	66,808	14,190
Taxes on sales and others	228,805	307,425
Dividends and interest on equity	91,352	46,287
Accrued payroll costs	84,427	72,241
Pension and health-care plans	124,783	92,173
Regulatory charges	64,135	50,113
Unrealized losses from cross-currency interest rate swaps	124,629	-
Other accrued liabilities	24,481	31,109

	2,247,937	1,289,692

Long-term liabilities
Suppliers	240,663	272,889
Loans and financing	702,868	1,229,730
Debentures	457,407	506,761
Unrealized losses from cross-currency interest rate swaps	-	33,724
Deferred income taxes	72,350	84,967
Pension and health-care plans	542,899	603,537
Provision for contingencies	428,762	408,304
Regulatory charges	1,588	1,588
Other long-term liabilities	3,746	22,296

	2,450,283	3,163,796

Minority interest	44,744	28,973

Shareholders' equity
Capital stock	3,480,000	2,900,000
Capital reserves	817,293	817,293
Revenue reserves	839,024	1,140,937

	5,136,317	4,858,230

Total liabilities and shareholders' equity	9,879,281	9,340,691

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Operations
Expressed in thousands of Brazilian reais, except per share amount

		Year ended December 31

	2004	2003	2002

Operating revenues
Electricity sales to final customers	4,605,469	3,736,473	3,328,512
Electricity sales to distributors	445,856	334,157	193,622
Use of main transmission grid	209,766	112,118	147,875
Other revenues	283,234	237,475	92,314
Value-added taxes on sales and charges	(1,618,551)	(1,325,925)	(1,093,772)

Net operating revenues	3,925,774	3,094,298	2,668,551

Operating expenses
Electricity purchased for resale	(963,883)	(1,090,392)	(799,287)
Use of main transmission grid	(311,153)	(237,603)	(163,388)
Depreciation and amortization	(308,910)	(296,232)	(282,390)
Personnel expenses	(458,267)	(402,454)	(362,368)
Regulatory charges	(358,489)	(218,780)	(172,954)
Third party services	(192,615)	(170,688)	(185,796)
Materials and supplies	(345,622)	(296,847)	(160,475)
Pension and other benefits	(100,171)	(126,678)	(88,420)
Other expenses, net	(285,361)	(113,573)	(138,029)

Total operating expenses	(3,324,471)	(2,953,247)	(2,353,107)

Operating income	601,303	141,051	315,444

Equity in results of investees	1,685	16,734	(34,174)

Other expenses
Financial income (expenses), net	(2,806)	143,576	(414,633)
Non-operating expenses, net	(6,358)	(20,530)	(22,411)

Total other expenses	(9,164)	123,046	(437,044)

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Operations
Expressed in thousands of Brazilian reais, except per share amount (continued)

		Year ended December 31

	2004	2003	2002

Income (loss) before income taxes, minority
interest and extraordinary item	593,824	280,831	(155,774)
Income taxes	(198,433)	(95,286)	41,167

Income (loss) before minority interest
and extraordinary item	395,391	185,545	(114,607)

Minority interest	(21,243)	(14,408)	-

Income (loss) before extraordinary item	374,148	171,137	(114,607)

Net income (loss) per thousand shares at year-end
before extraordinary item	1.37	0.63	(0.42)

Extraordinary item, net of tax effects (Note 9)	-	-	(205,412)
Net income (loss) for the year	374,148	171,137	(320,019)

Net income (loss) per thousand shares at
year-end	1.37	0.63	(1.17)

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Statements of Changes in Shareholders' Equity
Expressed in thousands of Brazilian reais

			Revenue reserves

	Capital	Capital	Legal	Investment	Retained
	stock	reserves	reserve	reserve	earnings	Total

At December 31, 2001	1,620,247	1,548,328	157,438	1,719,384	-	5,045,397
Capital increase	1,279,753	(731,736)	-	(548,017)	-	-
Donations and investment grants	-	696	-	-	-	696
Net loss for the year	-	-	-	-	(320,019)	(320,019)
Absorption of loss with income reserves	-	-	-	(320,019)	320,019	-

At December 31, 2002	2,900,000	817,288	157,438	851,348	-	4,726,074

Prior year adjustment	-	-	-	-	3,598	3,598
Donations and investment grants	-	5	-	-	-	5
Net income for the year	-	-	-	-	171,137	171,137
Appropriation of net income
Legal reserve	-	-	8,557	-	(8,557)	-
Interest on equity	-	-	-	-	(42,584)	(42,584)
Income reserve	-	-	-	123,594	(123,594)	-

At December 31, 2003	2,900,000	817,293	165,995	974,942	-	4,858,230

Capital increase	580,000	-	-	(580,000)	-	-
Net income for the year	-	-	-	-	374,148	374,148
Appropriation of net income
Legal reserve	-	-	18,707	-	(18,707)	-
Interest on equity	-	-	-	-	(96,061)	(96,061)
Income reserve	-	-	-	259,380	(259,380)	-

At December 31, 2004	3,480,000	817,293	184,702	654,322	-	5,136,317

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Changes in Financial Position
Expressed in thousands of Brazilian reais

		Year ended December 31

	2004	2003	2002

Sources of funds
Funds from operations
Net income (loss) for the year	374,148	171,137	(320,019)
Expenses (income) not affecting working capital
Depreciation and amortization	308,910	296,232	282,390
Loss on disposal of property, plant and equipment and other	13,658	10,307	20,594
Equity in results of investees	(1,685)	(16,734)	34,174
Write-off of deferred tariff costs - Parcel "A" - extraordinary item (Note 9)	-	-	302,967
Write-off of non-current assets	70,873	4,256	9,446
Monetary and foreign currency exchange variations, net	(81,259)	(218,124)	262,797
Unrealized losses from cross-currency interest rate swaps	90,905	33,724	-
Long-term liabilities provision	156,186	394,043	152,574
Deferred income taxes	30,650	(49,958)	(111,112)
Provision for losses on tax incentives	-	39,590	-
Gain on sale of interest in equity investees	(400)	(24,903)	-
Minority interest	21,243	14,408	-

	983,229	653,978	633,811

Funds from third-parties
Refund of judicial deposits	25,000	-	-
Long-term loans and financing, including debentures	25,412	-	500,000
Customers' contribution - special obligations	47,925	44,109	33,997
Sale of interest in equity investees	-	88,309	-
Interest on equity and dividends receivable	5,237	7,738	7,323
Donations and investment grants received	-	5	696
Transfer from long-term to current assets	289,920	159,967	72,538

	393,494	300,128	614,554

Total sources	1,376,723	954,106	1,248,365

Application of funds
Interest on equity and dividends	101,533	45,954	-
Property, plant and equipment	404,220	297,220	303,642
Investments	37,276	42,094	95,798
Non-current assets
Deferred regulatory asset	111,937	193,250	145,276
Judicial deposits	35,020	35,005	63,569
Recoverable rate deficit (CRC) - reclassified from current assets	170,149	-	-
Accounts receivable	1,859	45,307	30,325
Loans to related parties	177,044	24,000	-
Deferred income taxes and tax recoverable	11,407	17,676	133,242
Other non-current assets	80,426	3,739	3,757
Transfers from long-term to current liabilities
Suppliers	32,227	5,627	32,002
Long-term loans and financing	581,618	104,694	103,256
Debentures	100,000	100,000	-
Taxes and other payables	7,216	6,555	808
Pension plan	144,416	133,483	123,448
Provision for losses on swap contracts	124,629	-	-
Provision for contingencies, net of judicial deposits	1,607	5,011	345
Advanced billings of electric power and other	-	-	43

Total applications	2,122,584	1,059,615	1,035,511

Increase (decrease) in working capital	(745,861)	(105,509)	212,854

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Changes in Financial Position
Expressed in thousands of Brazilian reais (continued)

		Year ended December 31

	2004	2003	2002

Represented by
Current assets
Beginning of the year	1,420,693	1,031,259	964,302
End of the year	1,633,077	1,420,693	1,031,259

Increase in current assets	212,384	389,434	66,957

Current liabilities
Beginning of the year	1,289,692	794,749	940,646
End of the year	2,247,937	1,289,692	794,749

Decrease (increase) in current liabilities	(958,245)	(494,943)	145,897

Total increase (decrease) in working capital	(745,861)	(105,509)	212,854

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

The Company is engaged, through its subsidiaries, in the research, study, planning, building, and exploitation, production, transformation, transportation, distribution, and sale of energy, in any of its forms, in particular electricity. These activities are regulated by the National Agency of Electric Energy (ANEEL), which reports to the Brazilian Ministry of Mines and Energy. Additionally, COPEL is authorized to be a member, together with private companies, of consortiums or companies with the objective of engaging in operations in the energy, telecommunications and natural gas areas.

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

The subsidiaries of COPEL and their main activities are as follows:

(i) COPEL Geração S.A.: wholly owned subsidiary, which is intended to exploit the energy generation service; and has 18 power plants in operation, 17 hydroelectric and one thermoelectric plant, with a combined installed capacity of 4,549.6MW. COPEL Geração S.A. received from ANEEL the following concessions, renewable pursuant to current legislation:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Power generation plants

		Installed	Date
		capacity	concession	Year of
Power plant	River	(MW) (*)	was issued	expiration

Hydroelectric plants
Gov. Bento Munhoz da Rocha Neto (Foz do Areia)	Iguaçu	1,676.00	May 24, 73	2023
Gov. Ney Aminthas de Barros Braga (Segredo)	Iguaçu	1,260.00	Nov 11, 79	2009
Gov. José Richa	Iguaçu	1,240.00	May 02, 80	2010
Gov. Pedro Viriato Parigot de Souza	Capivari - Cachoeira	260.00	Apr 23, 65	2015
Guaricana	Arraial	36.00	Aug 13, 76	2006
Chaminé	São João	18.00	Aug 13, 76	2006
Apucaraninha	Apucaraninha	10.00	Oct 14, 75	2025
Mourão	Mourão	8.20	Jan 20, 64	2015
Derivação do Rio Jordão	Jordão	6.50	Nov 14, 79	2009
Marumbi	Ipiranga	4.80	(**)
São Jorge	Pitangui/Tibagi	2.30	Dec 04, 74	2024
Chopim I	Chopim	1.98	Mar 20, 64	2015
Rio dos Patos	Rio dos Patos/Ivaí	1.72	Feb 14, 84	2014
Cavernoso	Cavernoso/Iguaçu	1.30	Jan 07, 81	2011
Salto do Vau	Palmital	0.94	Jan 27, 54	(***)
Pitangui	Pitangui	0.87	Dec 05, 54	(***)
Melissa	Melissa	1.00	Oct 08, 93	(***)

Thermoelectric plant
Figueira		20.00	Mar 27, 69	2019

(*) Unaudited.
(**) Under approval by ANEEL.
(***) Power plants with capacity lower than 1 MW are only registered with, but not approved by, ANEEL.

(ii) COPEL Transmissão S.A.: wholly owned subsidiary, which is principally engaged in the transport and transmission of electric energy, in addition to operating part of the south-interconnected power system to the National Electric System Operator - ONS. As of December 31, 2004, COPEL Transmissão S.A. has transmission concessions through 2015 and has 125 substations, operating at voltages equal to or higher than 69 kV, and 6,996.3 km of transmission lines.

(iii) COPEL Distribuição S.A.: wholly owned subsidiary, which is engaged in the distribution and sale of electricity, fuels and energetic raw materials; it distributes electricity in 392 of the 399 municipalities of the State of Paraná, serving 98 percent of the customers in the State of Paraná, as well as the municipality of Porto União, in the State of Santa Catarina. The Company has distribution concessions through 2015. Additionally, it served independent customers in the State of São Paulo under agreements which terminated at the end of 2004.

(iv) COPEL Telecomunicações S.A.: wholly owned subsidiary, which is engaged in providing telecommunications and communications services in general. COPEL Telecomunicações S.A. has network and specialized circuit services under permission of ANATEL – Agência Nacional de Telecomunicações, the Brazilian National Telecommunication Agency, through 2008, renewable for an additional 10 - year period. The Company provides telecommunication

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

services since 1998. In 2004, net operating revenues of COPEL Telecomunicações S.A. represented 1.1% (2003 - 1.0%) of consolidated net operating revenues.

(v) COPEL Participações S.A.: wholly owned subsidiary, which is engaged in holding ownership interests in other companies or consortiums.

(vi) Companhia Paranaense de Gás - COMPAGAS: COPEL Participações S.A. holds 51% of the voting capital of COMPAGAS, which is engaged in the supply of piped natural gas in the State of Paraná.

(vii) Centrais Elétricas do Rio Jordão S.A. - ELEJOR: COPEL Participações S.A. holds 70% of the voting capital of ELEJOR, which is engaged in the generation of electric energy. At December 31, 2004, ELEJOR was in a pre-operational activity.

2 Basis for Presentation

(a) Presentation of financial statements

The financial statements have been prepared in accordance with accounting practices adopted in Brazil ("Brazilian GAAP") which are based on the Brazilian Corporation Law (Law No. 6404/76, as amended), in compliance with the standards and procedures determined by the Brazilian Securities Commission (CVM), the accounting standards issued by the Instituto dos Auditores Independentes do Brasil - IBRACON (the Brazilian Institute of Independent Auditors) and also in compliance with the standards and procedures of ANEEL included in the "Accounting Manual for the Electric Energy Public Service".

The accompanying financial statements are a translation and adaptation from those originally issued in Brazil, based on the Brazilian GAAP. Certain reclassifications and changes in terminology have been made and these notes have been expanded, in order to conform more closely to disclosure practices prevailing pursuant to accounting principles generally accepted in the United States of America ("US GAAP").

The consolidated financial statements prepared by the Company for statutory purposes, which include the stand alone financial statements of the parent company, were filed with the CVM in March 2005. The financial statements presented herein do not include the parent company's stand alone financial statements and are not intended to be used for statutory purposes.

Brazilian GAAP differs in significant respects from US GAAP. A reconciliation of the net income and shareholders' equity from Brazilian GAAP to US GAAP is provided herein (Note 33).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

3 Consolidated Financial Statements

The consolidated financial statements are presented in accordance with CVM Instruction 247/1996 and include the accounts of the subsidiaries COPEL Geração S.A., COPEL Transmissão S.A., COPEL Distribuição S.A., COPEL Telecomunicações S.A., COPEL Participações S.A. and Companhia Paranaense de Gás - COMPAGAS, except that COMPAGAS was not consolidated in 2002.

As authorized by CVM Circular 022/2003, the subsidiary Companhia Paranaense de Gás - COMPAGAS was not included in the Company's consolidated financial statements as of December 2003 and 2002 and for the years then ended, as it does not have a significant impact on the Company's consolidated financial position. However, the consolidated financial statements as of December 31, 2004 and 2003 and for the years then ended included herein included the consolidation of COMPAGAS despite the non-consolidation of COMPAGAS in the original publication as of December 31, 2003 and for the year then ended.

COMPAGAS presented the following results for 2002:

2002

Net operating revenues	90,211
Cost of sales	(77,304)
Operating expenses, net	(9,067)
Non-operating expenses	(344)
Income tax expense	(1,041)

Net income	2,455

In the consolidated financial statements, the Company's investments in the subsidiaries' shareholders' equity, intercompany balances and transactions have been eliminated.

In 2004, COPEL acquired 30% of the common shares of ELEJOR and accordingly holds 70% of the shareholding control of ELEJOR. As authorized by CVM Circular 009/2005, the subsidiary ELEJOR was not included in the Company's consolidated financial statements, as it does not have a significant impact on the Company's consolidated financial position.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

As of December 31, 2004, ELEJOR presented the balances below:

2004

Current assets	29,507
Non-current assets	7,937
Permanent assets	329,998

Total assets	367,442

Current liabilities	25,386
Long-term liabilities	216,917
Shareholders’ equity	125,139

Total liabilities and shareholders’ equity	367,442

As of December 31, 2004, ELEJOR was a pre-operational company and, consequently, there are no results under Brazilian GAAP to be presented.

4 Summary of Significant Accounting Policies

The Company's accounting policies comply with Brazilian GAAP which include the accounting principles specifically applicable to electric utility companies as required by ANEEL. Certain accounting policies under Brazilian GAAP do not conform with US GAAP. See Note 33 for further discussions of the differences and the reconciliation of shareholders' equity and net income (loss) to US GAAP.

(a) Regulated accounting policies

a(i) Property, plant and equipment

Property, plant and equipment are stated at acquisition or construction cost, inflation-indexed up to December 31, 1995 in accordance with Brazilian GAAP.

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

Interest capitalized on construction work in progress totaled R$ 48,125 and R$ 20,127 in 2004 and 2003, respectively. No interest costs were capitalized in 2002.

a(iii) Special obligations

A liability is recorded for contributions received from the Federal Government and customers exclusively for investment in the electric energy distribution network. This liability is recorded in property, plant and equipment and upon conclusion of the operating concession granted to the Company will be off-set against the concessionaire assets, including those purchased with these contributions received from the Federal Government and customers.

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

Until 1993, two important principles dominated the tariff setting process in Brazil:

(i) That electric utilities should be guaranteed an annual real rate of return on service-related assets included in the tariff base; and

(ii) That the tariffs charged to each class of customer for electric power should be uniform throughout Brazil, notwithstanding the high cost of distributing electricity to remote areas of the country.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Under the previous tariff structure, the guaranteed return was set by the regulatory agency at a level between 10% and 12%, depending on the particular circumstances of each concessionaire.

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

Law No. 8,724 of October 28, 1993, and related regulations, introduced significant changes to the regulatory structure governing electricity tariffs in Brazil, as follows:

(a) The CRC account was abolished and concessionaires with positive CRC account balances were permitted to offset such balances against any liabilities such concessionaires had to the other concessionaires, to Federal financial institutions and to the Federal Government. Additionally, the Company was permitted to transfer CRC account balances to the State of Paraná.

(b) Under the new system, the guaranteed return concept was abolished. Rather, under the new system, each concessionaire is required to propose a tariff structure, based on its particular circumstances, for approval by the Federal regulatory authorities. Each concessionaire is required to submit a tariff proposal to the ANEEL for the period and for each subsequent three-year period, based on the individual company's cost structure.

The proposed tariff is to be calculated taking into account the concessionaire's desired level of remuneration as well as the following costs: operating expenditures, including personnel, materials and third party service costs; costs of Itaipu electricity and electricity purchased from other concessionaire companies; depreciation and amortization charges, Global Reversal Reserve (Reserva Global de Reversão, or RGR) fund contributions and other regulatory charges and taxes other than income taxes.

On June 30, 1994, the Federal Government enacted certain provisional regulations in connection with its economic stabilization plan. These regulations, among other measures, suspended the tariff-setting process established by Law No. 8,631, and provided that tariffs are to be fixed on an annual basis commencing July 1, 1995.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Under an agreement dated August 4, 1994, the remaining balance of the CRC account was negotiated to be reimbursed by the Paraná State Government in 240 monthly installments updated based on the IGP-DI (General market price - internal availability) and interest of 6.65% per year. On October 1, 1997, the balance of R$ 506,692 was renegotiated extending the term to 330 equal monthly installments, which include interest and principal amortization. The last monthly installment would be due on March 30, 2025. The remaining clauses of the original contract, including interest rates, were maintained. Interest earned is recorded as interest and commissions in the income statement.

On March 19, 2003, the Paraná State Government filed with the Ministry of Finance a request to transfer to the Federal Government the CRC receivables of COPEL. This request was sent to the National Treasury Secretariat for assessment.

The Company renegotiated on January 21, 2005 with the Paraná State Government, through the fourth amendment, the CRC receivables outstanding at December 31, 2004. The balance of R$ 1,197,404 will be reimbursed in 244 monthly installments, the first installment will due on January 30, 2005. The installment overdue in February 2003 and the installments overdue from March 2003 to December 2004 were not paid and were restated by the IGP-DI rate plus interest of 1% per month, these overdue installments were included in the renegotiated amount. The renegotiated amount is updated based on the IGP-DI plus interest of 6.65% per year. The other original clauses were maintained.

a(vi) Regulation and deferred regulatory asset

In December 2001, electricity concessionaires including the Company reached an industry-wide agreement (the "agreement") with the Federal Government, to regain the financial-economic equilibrium of the existing contracts and address additional Parcel A costs for the period from January 1, 2001 to October 25, 2001, that provided that "Parcel A" costs are costs that each distribution company is permitted to defer and pass through to its customers by a future tariff adjustment. Parcel A costs are limited by the concession contracts to the cost of purchased power and certain other costs and taxes. ANEEL had granted tariff increases to recover a portion of previously deferred Parcel A costs. The agreement provided a tracking account mechanism, previously created through Executive Order No. 2227 of September 4, 2001 to record the variation in the Parcel A costs for tariff adjustment calculation purposes. Parcel A costs incurred previous to January 1, 2001 are not recoverable though the tracking account. As a result, the Company has not recognized any regulatory asset for Parcel A costs incurred prior to 2001.

As a result of actions taken by the Federal Government and ANEEL in 2001, the tariff-setting structure in Brazil is now designed to provide for recovery of the Company's allowable costs. Accordingly, the Company capitalizes incurred allowable costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased tariff set by

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

the regulator. The deferred regulatory asset is recorded against energy purchase for resale account when the Company collects the related costs through billings to customers. ANEEL performs a tariff review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost.

The Company is authorized to collect an electric concessionaires’ tariff, set in Brazil, designed to recover certain costs incurred by the Company. It is divided into two parts, the external costs, named "Parcel A" costs, which are not controlled and/or managed by the Company, and the internal costs, called "Parcel B" costs, primarily consisting of personnel, administrative and maintenance expenses, which the companies are able to control and manage.

The following are the main resolutions that apply to the Company, of the agreement with the Federal Government, that are directly related to the recovery of losses in electricity companies:

a(vii) Recovery of parcel "A" costs

The variations of Parcel A costs relating to the period from January 1 to October 25, 2001 will have the same treatment as set forth in Executive Order No. 2227 of September 4, 2001, which established a tracking account to record the variation in the Parcel A costs for tariff adjustment calculation purposes from October 26, 2001 and thereafter.

The extraordinary tariff adjustment will be in force during the period needed by the concessionaires to recover the regulatory assets, bearing interest equivalent to the "Sistema Especial de Liquidação e Custódia" - SELIC interest rate (Brazilian benchmark interest rate).

ANEEL Resolution No. 90, of February 18, 2002, established procedures for the compensation of the variation of some Parcel A costs for the period from January 1, 2001 to October 25, 2001.

The amount to be reimbursed is equal to the difference between the Parcel A costs paid and the estimated Parcel A costs used for purposes of computing the most recent annual tariff adjustment prior to the rationing period. This amount will bear interest at the SELIC rate from the day that the actual cost was paid until the date of compensation.

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

b(ii) Accounts receivable

Accounts receivable includes both amounts billed and accrued revenue relating to amounts unbilled to customers as of the balance sheet date.

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

b(v) Income taxes

Income taxes are accrued on taxable results at the applicable income tax (25%) and social contribution tax (9%) rates. Deferred taxes arising from temporary differences and tax losses are accounted for under the liability method.

b(vi) Pension plans and other payroll accruals

The Company maintains a separate entity ("Fundação Copel") to administer pension funds and other post-retirement benefit plans for its employees (see Note 21). Compensated absences and bonuses payable to employees were accrued as earned during the vesting periods. As from January 1, 2001, pension funds and other post-retirement benefits started being accounted for on accrual basis, based on costs and obligations computed by independent actuaries in accordance with the rules established by CVM Statement 371/2000.

b(vii) Revenues, costs and expenses

Revenues, costs and expenses are recognized on an accrual basis, i.e., when the goods and services are actually rendered, regardless of when the cash is received or paid.

Revenues from the electricity sales to final customers are recognized when earned. Billings for these sales are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month's billing cycle up to the end of each month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following month. Electricity sales to distributors and to the interconnected power system (initial supply contracts, wholesale energy market and bilateral agreements) are recorded when earned and are billed monthly. Revenues from the supply of gas are recognized when the gas is delivered to final customers and are billed monthly.

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

b(xi) Use of estimates

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the balance sheet date, and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ from those estimates. The principal estimates related to the financial statements refer to the recording of effects arising from allowance for doubtful accounts, useful lives of property, plant and equipment, impairment of long-lived assets, provision for contingencies, income tax, pension plan assumptions, application of regulatory accounting and transactions involving purchase and sale of energy in the MAE which are recorded on estimated basis and final billing and settlement information are subject to review by participants in the MAE.

b(xii) Derivative financial instruments

Unrealized losses, net related to cross-currency interest rate swap transactions calculated based on contractual rates, are recognized on the accrual basis, and are recorded in current liabilities (2003 - in long-term liabilities), under Unrealized losses from cross-currency interest rate swaps account, with a contra entry to financial expenses.

b(xiii) Regulated industry

Regulated assets have been recorded for future recovery through tariff increases, to the extent that recovery is considered to be reasonably assured.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

5 Cash and Cash Equivalents

			December 31

	Interest rates	2004	2003

Cash and banks		39,625	53,339
Cash equivalents	99.0% to 100.5% of CDI (*) (2003 - 99.0% to 101.7% of CDI)	479,611	309,360

		519,236	362,699

(*)	CDI - Certificado de Depósito Interbancário, an interbank variable interest rate.

6 Accounts Receivable, Net

		December 31

	2004	2003

Customers
Residential	132,083	111,408
Industrial	113,238	85,139
Commercial	66,168	52,594
Rural	13,403	10,775
Public entities	69,052	56,496
Public lightning	14,810	14,532
Public services	9,579	7,441
Unbilled	126,570	103,140
Installment receivables - current portion	94,217	97,637
Installment receivables - non current	29,342	36,520
Emergency capacity charges (a)	18,863	17,375
Low - income customers' tariff (b)	12,394	17,758
Other	89,894	54,246

	789,613	665,061

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

		December 31

	2004	2003

Distributors
Short-term sale	142	1,322
Electricity sales to distributors - MAE (Note 20(b))	11,725	25,970
Generating companies - short term reimbursement (c)	3,680	8,007
Generating companies - long-term reimbursement (c)	26,693	35,754
Initial supply contracts	4,978	5,741
Bilateral agreements	38,816	21,986

	86,034	98,780

Transmission system	27,418	14,558
Telecommunications and other services	2,962	1,877
Services in progress	5,621	4,238
Allowance for doubtful accounts (d)	(86,104)	(52,645)

Accounts receivable, net	825,544	731,869

Current assets - accounts receivable, net	768,623	658,662
Non current assets - accounts receivable	56,921	73,207

As of December 31, 2004, the accounts receivable past due over 90 days were as follows:

December 31,
2004

Customers
Residential	4,199
Industrial	16,356
Commercial	3,941
Rural	233
Public entities	30,579
Public lightening	2,022
Public services	183
Installments receivables - current portion	13,027
Emergency capacity charges	7,806
Other	57,149

135,495

Distributors:
Short-term sale	142

Use of transmission plant	50

135,687

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(a) Emergency capacity charges

Law No. 10,438, of April 26, 2002, established that costs, including operating, tax and administrative costs, related to the purchase of electric energy (kWh), and contracting of electric energy generation capacity (kW) by Comercializadora Brasileira de Energia Emergencial - CBEE, shall be allocated to all the classes of final customers served by the National Interconnected Electricity System, based on their individual consumption, constituting specific tariff surcharge. The current emergency capacity charge is R$ 0.0067 kWh (ANEEL Resolution 262/2004) (2003 - R$ 0.0085 kWh, ANEEL Resolution 496/2003).

Accordingly, the amounts billed and passed on to CBEE, as tariff surcharge in 2004, were R$ 136,498 and R$ 128,137, respectively (2003 - R$ 105,906 and R$ 96,158, respectively). The surcharge is passed on to CBEE when received by the Company.

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

ANEEL, through Resolution 089/2004, of October 25, 2004, determined the methodology to be used for calculating the subsidy to be granted to the concessionaire or authorized distributor of electric energy or the amount to be used for reducing their tariffs, in order to compensate the effects of the tariffs applied to low-income costumers.

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

			December 31

	2003	Additions (*)	Write-offs	2004

Residential	22,810	54,729	(20,840)	56,699
Industrial	4,533	9,519	(3,526)	10,526
Commercial	5,417	2,188	(5,307)	2,298
Public entities	16,957	-	(1,376)	15,581
Other	2,928	752	(2,680)	1,000

	52,645	67,188	(33,729)	86,104

(*) Net of reversals and recoveries.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

7 Dividends Receivable

		December 31

	2004	2003

Sercomtel S.A. Telecomunicações	-	1,485
Sercomtel Celular S.A.	-	661
Tradener Ltda.	64	64
Dominó Holdings S.A.	2,437	4,548
Other	385	-

	2,886	6,758

8 Recoverable Rate Deficit (CRC)

The Company renegotiated on January 21, 2005 with the Paraná State Government, through the fourth amendment, the CRC receivables outstanding at December 31, 2004. The balance of R$ 1,197,404 will be reimbursed in 244 monthly installments, the first installment will due on January 30, 2005. The installment overdue in February 2003 and the installments overdue from March 2003 to December 2004 were not paid and were restated by the IGP-DI rate plus interest of 1% per month, these overdue installments were included in the renegotiated amount. The renegotiated amount is updated based on the IGP-DI plus interest of 6.65% per year. The other original clauses were maintained.

Maturity of the non-current CRC is as follows:

December 31,
2004

2006	31,418
2007	33,507
2008	35,736
2009	38,112
2010	40,647
Thereafter	988,525

1,167,945

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

9 Deferred Regulatory Asset

				December 31

			2004	2003

	Principal	Amortization	Total, net	Total, net

Recoverable CVA - tariff adjustment 2003
Electricity purchased for resale (Itaipu)	66,690	(16,675)	50,015	66,690
Transmission of electricity purchased from Itaipu	940	(234)	706	940
Use of transmission installations - basic network	32,333	(8,082)	24,251	32,333
Regulatory charges (CDE)	24,372	(6,090)	18,282	24,372
Charges on use of system services - ESS	17,558	(4,392)	13,166	17,558
Monetary adjustment - SELIC	59,175	(20,623)	38,552	35,163

	201,068	(56,096)	144,972	177,056

Recoverable CVA - tariff adjustment 2004
Electricity purchased for resale (Itaipu)	7,730	(3,865)	3,865	1,405
Transmission of electricity purchased from Itaipu	4,094	(2,047)	2,047	2,054
Use of transmission installations - basic network	72,251	-	72,251	29,610
Regulatory charges (CDE)	13,745	(6,873)	6,872	6,093
Charges on use of system services - ESS	26,549	(13,273)	13,276	15,489
Regulatory charges (CCC)	16,670	(8,334)	8,336	2,234
Monetary adjustment - SELIC	17,523	(6,270)	11,253	3,912

	158,562	(40,662)	117,900	60,797

Recoverable CVA - tariff adjustment 2005
Electricity purchased for resale (Itaipu)	(7,154)	-	(7,154)	-
Transmission of electricity purchased from Itaipu	1,676	-	1,676	-
Use of transmission installations - basic network	37,102	-	37,102	-
Regulatory charges (CDE)	(1,139)	-	(1,139)	-
Charges on use of system services - ESS	2,828	-	2,828	-
Regulatory charges (CCC)	7,576	-	7,576	-
Monetary adjustment - SELIC	4,647	-	4,647	-

	45,536	-	45,536	-

Total	405,166	(96,758)	308,408	237,853

Current asset			197,162	59,463

Non-current assets			111,246	178,390

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

In accordance with ANEEL Technical Note 146 of June 21, 2004, the tariff adjustment in June 2004 included 50% of the balance of Recoverable CVA for 2002/2003 and for 2003/2004 periods. The remaining balances of the two periods will be considered in the 2005 tariff adjustment.

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The amounts related to "Parcel A" variations, reversed in 2002 as "extraordinary item", are as follows:

2002

Parcel "A"	(302,967)
Tax effects	97,555

Reversal of parcel "A" - extraordinary item	(205,412)

10 Recoverable Taxes

		December 31

	2004	2003

Income and social contribution taxes recoverable	28,816	23,029
Value Added Tax (ICMS) recoverable (i)	52,104	185,996
Other	3	-

	80,923	209,025

Recoverable taxes - current assets	39,905	67,773
Recoverable taxes - non-current assets	41,018	141,252

(i) Value Added Taxes (ICMS) recoverable

Through the Decree 6,244, dated September 4, 2002, the State of Paraná granted COPEL the right to ICMS credit in the amount of R$ 167,485 related to its prior-years purchases of permanents assets included in the Value Added Tax recoverable account. The Company was using this credit to offset payments of ICMS, over a period of 48 months, consecutive or not From September 2002 to May 2004, 21 installments were offset, totaling R$ 80,552.

The State of Paraná Government disallowed the right to this credit in 2004, and COPEL therefore reversed the 21 installments already offset, considering monetary restatement and interest, of R$ 108,777. This amount was settled against the CRC receivables from the State of Paraná. The credits not yet offset were written-off to other expenses, net in the amount of R$ 107,721.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

11 Deferred Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The Brazilian statutory rate is 34.0%, comprised of income tax (25.0%) and social contribution tax (9.0%) .

The major components of the deferred tax accounts are as follows:

		December 31

	2004	2003

Current assets
Temporary differences	9,364	9,353

	9,364	9,353

Non-current assets
Temporary differences
Pension plan deficit - Plan III	116,064	122,279
Pension and health-care plans - CVM Resolution 371	57,295	60,880
Other	197,259	169,881
Tax losses carryforwards	117,049	161,372

	487,667	514,412

Total deferred income tax asset	497,031	523,765

Current liabilities
CVA deferral	(66,808)	(14,190)

Long-term liabilities
CVA deferral	(38,050)	(82,316)
Deferred regulatory asset	(27,345)	-
Other	(6,955)	(2,651)

	(72,350)	(84,967)

Total deferred income tax liability	(139,158)	(99,157)

Total deferred income tax, net	357,873	424,608

Pursuant to income tax legislation, tax loss carryforwards are available for offset up to the limit of 30% of annual taxable income, without expiration period.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Reconciliation of income taxes

The reconciliation of the income taxes, calculated at the rates in effect, with the amounts shown in the statements of operations, is as follows:

	Year ended December 31

	2004	2003	2002

Income (loss) before income taxes, minority interest
and extraordinary item	593,824	280,831	(155,774)
Statutory income taxes rates - %	34	34	34

Income taxes computed based on statutory
rates - benefit (expense)	(201,900)	(95,483)	52,963
Income tax effects on
Benefit form interest on equity	32,661	14,479	-
Equity in results of investees	1,989	7,301	(10,038)
Non-deductible pension expenses	(22,501)	(20,789)	-
Other	(8,682)	(794)	(1,758)

Tax benefit (expense) per statement of operations	(198,433)	(95,286)	41,167

The composition of the provision for income and social contribution taxes is as follows:

	Year ended December 31

	2004	2003	2002

Current income tax	(167,783)	(145,244)	(69,945)
Deferred income tax	(30,650)	49,958	111,112

Income tax benefit (expense)	(198,433)	(95,286)	41,167

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

12 Other Assets

				December 31

		2004		2003

	Current	Non current	Current	Non current

Employees	6,599	-	5,556	-
Installments of Onda invoices	4,594	-	3,550	1,215
Guarantee deposits	9,224	-	12,064	25,000
Assets and rights for sale	522	1,858	71,084	1,858
Prepayments	2,910	3,935	3,267	4,170
Deposits for collateral of NTD
agreement (Note 16 (iii))	-	27,020	-	25,907
Compulsory loan	-	7,484	-	6,899
Other	13,603	88,045	11,103	61,333
Allowance of doubtful accounts	(1,642)	-	(1,740)	-

	35,810	128,342	104,884	126,382

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

13 Investments

					December 31

					2004	2003

	Investee's	Investees'	Total	Equity in	Total	Total
	shareholder's	net income	ownership	results of	investment	investment
	equity	(loss )	- %	investees	balances	balances

Investments accounted for under the equity method
Sercomtel S.A. - Telecomunicações	217,060	(18,029)	45.0	(10,759)	97,677	109,271
Sercomtel Celular S.A.	38,593	3,097	45.0	1,394	17,367	18,358
Dominó Holdings S.A.	515,609	67,802	15.0	10,170	77,341	69,189
Escoelectric Ltda.	554	305	40.0	(711)	222	932
Copel Amec S/C Ltda.	692	43	48.0	21	332	312
Dona Francisca Energética S.A.	(16,350)	2,495	23.0	-	-	-
Carbocampel S.A.	568	(28)	49.0	(14)	278	292
Braspower International Engineering S/C Ltda.	(72)	(324)	49.0	(381)	-	-
Advance for future capital increase					176	159
Centrais Eólicas do Paraná Ltda.	4,911	809	30.0	243	1,473	1,230
Foz do Chopim Energética Ltda.	52,335	16,454	35.8	5,886	18,721	12,835
UEG Araucária Ltda.	(124,951)	(60,248)	20.0	-	-	-
Advance for future capital increase					141,899	141,899
Onda Provedor de Serviços S.A. (i)	-	-	-	-	-	-
Centrais Elétricas do Rio Jordão S.A. -
ELEJOR (ii)	125,139	-	35.1	-	49,080	35,414

				5,849	404,566	389,891

Other investments
Goodwill on investments, net of amortization
Sercomtel S.A. - Telecomunicações				(4,228)	14,252	18,480
Sercomtel Celular S.A.				(580)	1,963	2,543
Centrais Elétricas do Rio Jordão S.A. -
ELEJOR(ii)				-	22,815	-
Tax incentive
FINAM				-	40,046	40,046
FINOR				-	9,870	9,870
Reserve for tax incentive losses				-	(47,900)	(47,900)
Assets for future use				-	6,810	8,731
Other				-	4,285	3,886
Dividends				644	-	-

				1,685	456,707	425,547

(i)	Sold in 2004.

(ii)	In pre-operating phase.

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

On December 18, 2003, the Company entered into an agreement with Triunfo Participações e Investmentos S.A. to acquire 30% of the common shares of ELEJOR. This transaction was approved by ANEEL on July 27, 2004 and by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica - CADE), the anti-trust regulator. Accordingly, the Company holds 70% of the shareholding control of ELEJOR as of December 31, 2004 (2003 - 40% of the common shares) and 35% of the total shares of ELEJOR.

The Company signed an agreement with Lanis Ltda., on July 9, 2004 for the sale of its 24.5% shareholding in Onda Provedor de Serviços S.A., and received proceeds of R$ 400 in October 2004.

Tax incentives are investments approved by the Federal Government in underdeveloped regions of Brazil or in specific projects, which are available to Companies without additional cost upon the payment of taxes.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

14 Property, Plant and Equipment

					December 31

			2004			2003

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

In service
Generation	4,208,087	(1,384,574)	2,823,513	4,192,568	(1,283,651)	2,908,917
Transmission	1,294,572	(406,546)	888,026	1,232,729	(371,636)	861,093
Distribution	3,019,795	(1,451,514)	1,568,281	2,890,580	(1,326,689)	1,563,891
Telecommunications	271,775	(106,324)	165,451	238,980	(83,088)	155,892
Holdings	407	(209)	198	402	(166)	236
Gas	101,440	(16,526)	84,914	96,807	(11,891)	84,916

	8,896,076	(3,365,693)	5,530,383	8,652,066	(3,077,121)	5,574,945

Construction work in progress	594,230	-	594,230	483,246	-	483,246

	9,490,306	(3,365,693)	6,124,613	9,135,312	(3,077,121)	6,058,191

Special obligations
Transmission	(7,140)	-	(7,140)	(7,140)	-	(7,140)
Distribution	(718,308)	-	(718,308)	(670,383)	-	(670,383)

	(725,448)	-	(725,448)	(677,523)	-	(677,523)

	8,764,858	(3,365,693)	5,399,165	8,457,789	(3,077,121)	5,380,668

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The principal annual depreciation rates are as follows:

Percentage

Generation
Equipment	10.0
Generator	3.3
Reservoirs, dams and water mains	2.0
Hydraulic turbine	2.5
Transmission
System structure and conductor, and power transformer	2.5
Equipment	10.0
Re-ignition	4.3
Distribution
System structure and conductor, and power transformer	5.0
Capacitors and distribution switches	6.7
Voltage regulator	4.8
Telecommunications
Energy and transmission equipment	10.0
Overhead and underground cables, wiring and private switching center	10.0
Holdings
Equipment	10.0
Furniture	10.0
Gas
Gas pipeline	3.3
Gas pipeline operation equipment	10.0

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

(b) Assets related to the concessions

In accordance with articles 63 and 64 of Decree 41,019 of February 26, 1957, assets and installations used in the generation, transmission and distribution of electric energy are linked to these services and cannot be retired, sold or pledged in guarantee without the prior written approval of ANEEL. ANEEL Resolution No. 20/99 determined that the proceeds from the sale of assets which are not linked to the concessions should be deposited in a restricted bank account to be invested in the concession.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(c) Special obligations

These are obligations linked to the Electric Energy Public Service Concession and represent funds provided by the Federal Government and customers, as well as certain unconditional donations and grants for investments in the electric energy public service in the distribution activity. The special obligations are established by the regulatory authorities for transmission and distribution concessions, and by the end of the concession the amount of special obligations will be off-set against the net book value of related assets.

15 Suppliers

		December 31

	2004	2003

Transmission network use charges
Connection	251	1,180
Basic network	35,318	35,252
Energy transmission	2,622	2,450

	38,191	38,882

Electricity suppliers
ANDE (Paraguay)	5,229	4,066
Eletrobrás (Itaipu)	62,736	68,741
Concessionaires - MAE (Note 20(b))	-	4,772
CIEN - short-term (Note 20(c)(iii))	63,000	63,000
CIEN - long-term (Note 20(c)(iii))	239,774	272,000
Itiquira Energética S.A.	5,894	5,268
Dona Francisca Energética S.A.	30,517	3,625
Other concessionaires	51,503	20,458

	458,653	441,930

Supplies and services
Petróleo Brasileiro S.A. - Petrobras	468,495	164,501
Other suppliers - short-term	41,936	30,317
Other suppliers - long-term	889	889

	511,320	195,707

	1,008,164	676,519

Suppliers - Current liabilities	767,501	403,630
Suppliers - Long-term liabilities	240,663	272,889

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

16 Loans and Financing

					December 31

				2004	2003

	Current portion		Long-term

		Accrued
		interest
	Principal	and fees	Principal	Total	Total

Foreign currency
Eurobonds (i)	398,160	6,578	-	404,738	440,540
IDB (ii)	26,613	3,715	146,371	176,699	215,691
National Treasury Department (iii)	12,510	1,487	135,932	149,929	176,927
Banco do Brasil S.A (iv)	6,416	684	25,666	32,766	40,796
Eletrobrás (v)	8	-	72	80	92

	443,707	12,464	308,041	764,212	874,046

Local currency
Eletrobrás (v)	46,328	20	355,812	402,160	408,202
BNDES (vi)	11,649	25	37,835	49,509	59,783
Banco do Estado do Paraná S.A.	116	-	61	177	1,183
Other	81	6	1,119	1,206	1,181

	58,174	51	394,827	453,052	470,349

	501,881	12,515	702,868	1,217,264	1,344,395

(i) Eurobonds - consists of Eurobonds issued on May 2, 1997, maturing on May 2, 2005, equivalent to US$ 150,000, subject to interest of 9.75% paid semi-annually, starting on November 2, 1997. The Company renegotiated the debt on May 2, 2002, and the maturity was maintained at May 2, 2005, with the same interest rate and payment conditions. This contract has certain debt covenants as follows:

. Holders of at least 20% of the principal of outstanding Eurobonds may notify COPEL and the Trustee that these bonds are past-due, and the principal plus accrued interest should be paid in case: (i) the Company or any subsidiary sell or desist to carry on the business conducted by them on the Eurobonds' issuance date; or (ii) any substantial change in the nature of business occurs; or (iii) the State of Paraná ceases to hold at least 51% of the Company's voting capital.

. The EBITDA/cash interest expense for the twelve month period ending on the last day of any fiscal quarter (consolidated) should be, at least, 2.5; and the Total Funded Debt/EBITDA ratio for the twelve month period ending on the last day of any fiscal quarter should not be greater than 3.25.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

COPEL was potentially in default for the Eurobond covenants for December 31, 2002, March 31, 2003, June 30, 2003 and September 30, 2003, depending on the interpretation of such covenants. On June 15, 2004, the Eurobond creditors formally granted a permanent waiver on the December 31, 2002, March 31, 2003, June 30, 2003 and September 30, 2003 covenant default.

(ii) IDB (Inter-American Development Bank) - consists of a loan for the Segredo hydroelectric power plant and Rio Jordão deviation project, guaranteed by the Federal Government, which as of January 15, 1991 amounted to US$ 135 million. Interest and principal payments are due semi-annually to 2011 and interest is calculated according to a rate determined by the institution each year, which in the second half of 2004 was 4.62% per annum (4.85% in 2003). The loan is guaranteed by statutory liens on the financed assets and mortgage guarantee, in addition to the co-guarantee of the Federal Government. The contract has debt covenants such as liquidity ratio (current assets/current debt) of 1.2:1, total non-current debt to shareholders' equity ratio under 0.9:1 and restrictions on the acquisition of new debt if the liquidity ratio is less than 1.5. The Company is in compliance with these financial covenants.

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

(iii) National Treasury Department (NTD) - the debt classified as National Treasury Department which terms and payment conditions were established as part of the Brazilian foreign debt restructuring, under Law 4,131/62, signed on May 20, 1998, in the context of the Brady Plan, is as follows:

					December 31

	Maturity		Amortization
Bond type	(years)	Due date	(in installments)	2004	2003

Par bond (a)	30	2024	One payment at maturity	42,356	46,085
Capitalization bond (b)	20	2014	21 semi-annual	34,367	41,350
Debt Conversion bond (c)	18	2012	17 semi-annual	30,009	37,024
Discount bond (d)	30	2024	One payment at maturity	29,319	31,919
EI-bond (interest bonds) (e)	12	2006	19 semi-annual	4,309	7,817
New money bonds (f)	15	2009	17 semi-annual	4,749	6,317
FLIRB (g)	15	2009	13 semi-annual	4,820	6,415

				149,929	176,927

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

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the nonpayment of any financing installment, the credits to be made to its account receivable for own revenues, up to a limit sufficient to cover the payment of installments and other charges payable at each maturity. For Discount Bonds and Par Bonds, there are collateral deposits of R$ 11,149 and R$ 15,871 (R$ 10,690 and R$ 15,217 in 2003), respectively, accounted for in other assets non current.

(iv) Banco do Brasil S.A. - consists of a loan in Japanese Yen for the gas thermoelectric substation of the Salto Caxias plant, with amortization in 20 semi-annual installments, beginning March 7, 2000, subject to and interest of 6.6% per year. The debt is guaranteed by COPEL's accounts receivable, in case of default.

(v) Eletrobrás - consists of loans funded by Fundo de Financiamento da Eletrobrás - FINEL and the RGR for the expansion of the generation, transmission and distribution systems. Amortization started on June 30, 1996 and the final maturity is in August 2021. Interest of 5.5% to 6.5% per year and principal are paid on a monthly basis indexed by the FINEL (Eletrobrás financing rate) index and UFIR. The contract repassed to COPEL Distribuição S.A., with funds from IBRD, is subject to interest of 3.98% per year paid semi-annually; this loan is guaranteed by the Federal Government. All contracts with Eletrobrás have the following debt covenants, which are being fulfilled by the Company:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

. Commitment, until the final settlement of total agreement-related debts, not to assume other commitments exceeding 5% of its fixed assets and/or increase its indebtedness to a level above 66% of its fixed assets.

. Commitment to comply with Eletrobrás notice within 24 hours, in order to review collaterals in case of borrower privatization, under penalty of immediate debt settlement.

(vi) BNDES - consists of: (a) a loan with 99 monthly installments, starting on October 15, 1997, with TJLP (limited to 60%) plus 6% annual interest rate, used to finance the Rio Jordão deviation project (Segredo Electric Power Plant), the loan is collateralized by COPEL's accounts receivable, in case of default; and (b) a loan obtained by Companhia Paranaense de Gás - COMPAGAS, signed on December 14, 2001 a line of credit, repayable in 99 installments. Tranches A and C are subject to TJLP plus an interest of 4% p.a., in the event of TJLP exceeds 6% p.a., the surplus will be added to the principal, as of December 31, 2004, the balance of these tranches amounted to R$ 38,354 (2003 - R$ 42,286). Tranches B and D are subject to UNBND rate plus an interest of 4% p.a., as of December 31, 2004, the balance of these tranches amounted to R$ 5,776 (2003 - R$ 7,118).

(a) Maturity of the principal of long-term loans and financing

		As of December 31, 2004

	Foreign	Local
	currency	currency	Total

2006	44,118	52,045	96,163
2007	42,689	46,783	89,472
2008	42,690	42,200	84,890
2009	41,633	38,537	80,170
2010	34,158	37,316	71,474
Thereafter	102,753	177,946	280,699

	308,041	394,827	702,868

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

As of December 31, 2004 and 2003, the debentures balances were as follows:

				December 31

			2004	2003

	Short-term	Long-term	Total	Total

Local Currency
Debentures	156,620	457,407	614,027	664,620

	156,620	457,407	614,027	664,620

In March 2005, the Company filed with the CVM the request to issue a Debenture Program in the amount of R$ 1,000,000. The 1st series of this program will amount to R$ 400,000 and the proceeds will be used to pay the Eurobonds of US$ 150,000 issued in 1997 and maturing in May 2005.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

18 Taxes on Sales and Others

		December 31

	2004	2003

Income taxes payable	-	33,206
ICMS payable (i)	127,778	166,308
PIS and COFINS payable	31,093	27,373
INSS included in REFIS, net of payments (ii)	67,240	78,890
Other	2,694	1,648

	228,805	307,425

(i) ICMS payable

Of the total of R$ 166,308 as of December 31, 2003, the amount of R$ 63,965 (R$ 45,000 of principal and the difference comprising interest and monetary indexation) refers to the transaction for the purchase of Olvepar - Indústria e Comércio ICMS credits, cancelled by the State Government of Paraná on February 27, 2003, through Decree No. 671. This amount was paid by the Company in 2004, based on the assessment notification raised by the State Finance Secretariat.

(ii) Tax Recovery Program - REFIS

In 2000, the Company included in the Tax Recovery Program (REFIS), created by Law 9,964, of April 10, 2000, a total debt of R$ 89,766, arising from payables to the National Institute of Social Security (INSS), and settled R$ 45,766 related to interest, using credits deriving from income tax and social contribution loss carryforwards purchased from third parties. Considering that the Federal Revenue Secretariat (SRF) has not yet completed the analysis of this transfer of tax credits, the Company set up the provision in September 2003. As of December 31, 2004, the provision recorded totaled R$ 67,240 (R$ 45,766 of interest and R$ 21,474 of monetary indexation).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The Company renegotiated its position in REFIS for payment of the tax debts in 60 monthly installments. However, this request has not yet been approved by the tax authorities. Thus, the total tax debt was recorded in current liabilities. Up to December 31, 2004, COPEL settled 57 installments. The installments were calculated based on the total debt divided by the installment payment period, adjusted by the Long-term Interest Rate (TJLP).

19 Regulatory Charges

		December 31

	2004	2003

Global reversal reserve - RGR (i)	7,654	13,882
Financial settlement - water resources	12,392	6,229
Fuel consumption account - CCC	15,709	3,546
Energy development account - CDE	7,093	6,159
ANEEL inspection fare	795	465
Emergency capacity charges	22,067	21,401
Other	13	19

	65,723	51,701

Regulatory charges - current liabilities	64,135	50,113
Regulatory charges - long-term liabilities	1,588	1,588

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

COPEL's subsidiaries are awaiting ANEEL's definition as to the amounts and payment terms related to RGR differences in 2001. Due to this lack of definition, the amount of R$ 1,588 has been recorded as other long-term liabilities.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

20 Commitments and Contingencies

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

				December 31

				Provision for
	Judicial deposits			contingencies
	(non-current assets)		(long-term liabilities)

	2004	2003	2004	2003

Labor contingencies - a(i)	44,147	28,017	64,504	88,114

Civil
Customers rate litigation - a(ii)	1,456	6	15,657	17,264
Land expropriation - a(iii)	6,399	5,115	35,847	53,127
IUEE - municipal governments - a(iv)	-	-	7,374	7,374
Civil and tax courts	-	-	28,018	-

	7,855	5,121	86,896	77,765

Taxes
COFINS - a(v)	-	-	197,549	197,549
PASEP a(vi)	35,350	33,493	35,568	33,711
INSS a(vii)	48,014	40,959	18,245	11,165
Federal taxes	-	-	26,000	-

	83,364	74,452	277,362	242,425

Other judicial deposits a(viii)	11,296	4,795	-	-

	146,662	112,385	428,762	408,304

a(i) Labor contingencies

Refer to labor lawsuits in progress for which the Company, based on the opinion of outside legal counsel and Company's lawyers, recognized a reserve for probable losses.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(ii) Customers - tariff litigation

The Company is a party to lawsuits in which certain industrial customers are challenging the constitutionality of the tariff increase based on DNAEE Ordinances 38 and 45, of January 27, 1986 and March 4, 1986, respectively, which became effective during the Brazilian government's "Cruzado Plan", and claiming refunds of the amounts involved. It is not possible to anticipate the final outcome of these lawsuits, although several other companies have obtained partial success. The Company recognized an accrual as of December 31, 2004 of R$ 15,657 (R$ 17,264 in 2003) to cover probable losses on these lawsuits, regarding the tariff difference charged to industrial customers in the period from March to November 1986, plus charges on late payments. The amount is considered sufficient to cover probable losses.

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

Prior to 1998, the probability of loss was considered probable and a provision for the probable loss was recorded. On August 18, 1998, the Federal Court of Appeals, 4th Region, issued a judgment granting COPEL immunity from COFINS levied on electric energy operations. On August 10, 2000, the Federal Government requested a new trial to annul such judgment. The

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Company was summoned on November 21, 2000, thus raising the issue of the loss of the exemption. On December 14, 2000, the process was concluded by the court reporter, which was contested by COPEL, based on conclusive opinions of renowned jurists on the impropriety of the goverment's request to annul the original judgment. In August 2003, a majority of the court approved the government's request to annul the judgement. The company filed an appeal requesting clarification of the decision, which was partially accepted. In June 2004, COPEL filed a request for reconsideration and the judgement was scheduled for December 2, 2004, however, the Federal Court announced its postponement. COPEL is waiting for a new date to be scheduled.

As of December 31, 2004, the Company has maintained its liability for the deferred contingent gain on this while awaiting a final judgement.

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

In 1999, the Company adopted the benefits of the Provisional Measure ("Medida Provisória") 1,858-8, dated August 27, 1999 (up dated by the Provisional Measure 2,037 of December 21, 2000), which provided for abatement of penalties if the Company paid the taxes and abandoned the judicial proceedings. A portion of the total balance deposited in a judicial escrow account in the past was already refunded to the Company in 1999 and the related reserve was reduced based on original values of the claim. The remaining balance as of December 31, 2004 of R$ 35,568 (R$ 33,711 in 2003) refers to interest and fines on the same subject which are still being reviewed by the Judicial Court, for which COPEL is waiting for the final court decision on the residual amount to be refunded.

a(vii) INSS

During 2001 the Company received tax assessment in connection with various aspects of the Social Security (INSS) legislation, mainly regarding vacation premium, amounts payable as indemnity to employees, social security co-responsibility with contractors, and failure in retention of INSS contribution of contracted independent workers.

The Company has initiated a judicial proceeding against this assessment and based on the risk evaluation of its legal advisors estimates that its maximum exposure in this matter would be R$ 18,245 as of December 31, 2004 (R$ 11,165 in 2003), which was recorded as a liability. The amount of R$ 255,000, which is represented mostly by contingencies related to INSS on

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

third-party services, was classified as "possible loss" by the legal advisers, and therefore was not provided for in the consolidated financial statements.

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

The Company's claim involves the partial sale of energy from Itaipu in the Southern and Southeastern sub-markets to comply with the bilateral agreements of electricity sales to distributors and industrial customers during the rationing period in 2001, when there was a significant difference in the prices of spot market energy. As of December 31, 2004, the estimated amount of calculation differences is approximately R$ 534,000 (2003 - R$ 424,000), which has not been recognized as a liability by the Company on its books.

On August 27, 2002, the Company obtained a favorable injunction issued by the Federal Regional Court - 1st Section, in order not to consider the new accounting set forth in ANEEL Decision 288 and ANEEL Resolution 395.

Management, based on the opinion of its legal counsel, considers that the probability of loss in this lawsuit is possible.

Changes in spot-market energy amounts (MAE) in 2004 were as follows:

	Amount to be settled at December 31, 2003	Settlement	Appropriation	Amount to be settled at December 31, 2004

Current assets (Note 6)	25,970	(42,462)	28,217	11,725
Current liabilities (Note 15)	(4,772)	61,983	(57,211)	-

MAE, net balance	21,198	19,521	(28,994)	11,725

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The amounts above can be subject to changes depending on the decisions on the ongoing lawsuits filed by some industry companies and the interpretation of COPEL of the current market rules. The companies that were not included in the rationing area were granted an injunction that nullifies ANEEL Decision No. 288, of May 16, 2002, the purpose of which was to explain to industry companies the treatment and the application of some MAE accounting rules included in the General Agreement for the Electric Energy Sector.

(c) Commitments

Company management is renegotiating contracts, conducting studies, currently effective surveys, analysis, and audits to improve the contractual terms and conditions currently effective. Accordingly, the Board of Directors authorized the suspension of payments on the following contracts:

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

The Company has no accruals to Tradener Ltda as of December 31, 2004 and 2003, based on the legal actions in progress discussing the validity of the contract.

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

On August 14, 2003, the Company filed a new lawsuit against UEG Araucária, called Anticipated Evidence Injunction, notified under No. 24,546/2003 with the 3rd District Tax Court of Curitiba, currently in the distribution and audit stage. The Company intends, in this manner, to have evidence in its favor that it is impossible to operate the plant in a continuous, safe, permanent manner. A court inspection will be carried out by an expert appointed by court based on prerequisites filed by the Company and UEG Araucária, who will issue a technical

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

report. The Company and UEG Araucária will appoint technical assistants to follow up on the inspection. These assistants will also issue their conclusions on the same prerequisites.

The preliminary hearing at the Arbitration Court, CCI, Paris, was held on February 22, 2004. This hearing was adjourned to April 15, 2004. On that occasion, COPEL reaffirmed its position that it will not accept the arbitration and noted that there is a decision by Brazilian courts nullifying the contract's arbitration clause that supported the Paris proceedings. In July 2004, there was a further hearing in Paris, continuing the arbitration procedure, when COPEL reaffirmed its previous position. On December 6, 2004, the Arbitration Court decided that it is competent to judge the proceedings. This judgment will not affect or change the decisions of the Brazilian courts concerning this matter. The Arbitration Court will discuss the merits of the litigation between the parties.

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

In 2004, the Company recognized R$ 322,037 (2003 - R$ 564,569) in operating expenses for electricity purchased for resale from CIEN. The amount of R$ 564,569 includes R$ 332,000 of electricity purchased in 2003, R$ 7,499 of indexation and the balance of R$ 225,070 related to electricity purchased in prior years (R$ 315,000 under the renegotiation of the agreement, including R$ 63,000 paid in 2003 and R$ 252,000 provided for payments due in 2004 through 2007, less R$ 89,930 related to amounts provided as of December 31, 2002), which was recognized following the renegotiation of the agreement in 2003. The amount of R$ 300,000 was considered a possible additional contingency as of December 31, 2002 and was not provided for at that date.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The addenda to formalize the agreement were signed on December 10, 2003 and approved by ANEEL on December 23, 2003.

c(iv) COMPAGAS Agreement

Because of the litigation initiated with UEG Araucária and the fact that the energy purchase agreement entered into by the Company with UEG Araucária was not approved by ANEEL, the Company suspended the payments related to the natural gas purchase agreement. This natural gas would be the fuel of the power plant that is currently idle and there is no forecast as when and if the plant will operate again.

The Company provided an accrual of the natural gas volume guaranteed by the agreement signed by the parties on a take-or-pay basis. The agreement also prescribes that the amount paid can be recovered over a seven-year period, linked to the equivalent gas consumption. However, this recovery depends on the results of the Company discussions with the other shareholders of UEG Araucária. As of December 31, 2004, the amount payable to Petrobras was recorded as suppliers and totaled R$ 468,495 (2003 - R$ 164,501).

c(v) Other commitments

COPEL Distribuição is renegotiating the energy purchase agreements with Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. and since September 2003 and November 2003, respectively, has not made payments. Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. commenced arbitrations proceedings against COPEL Distribuição seeking the amount of R$ 25,272 and R$ 25,584, respectively, for the outstanding amounts and penalties that had been billed to COPEL Distribuição according to its energy purchase agreements. COPEL Distribuição is currently presenting its defense and based on the advice of its legal counsel, believes that it is reasonably possible that it will lose these amounts.

21 Pension and Health Care plans

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The funded status for both pension plan and health-care plan were as follows:

				December 31

			2004	2003

	Pension plan	Health-care plan

			Total	Total

Fully or partially covered obligations	2,032,711	355,218	2,387,929	2,523,378
Fair value of plan assets	(2,074,441)	(82,084)	(2,156,525)	(1,858,234)
Actuarial (gains) losses to be amortized	449,757	(13,479)	436,278	30,566

Total actuarial obligation balance	408,027	259,655	667,682	695,710

Pension and health-care plans - current liability	108,490	16,293	124,783	92,173
Pension and health-care plans - long-term liability	299,537	243,362	542,899	603,537

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The unaudited estimated net periodic plan costs for 2005 and 2004, as follows:

			2005	2004

	Pension plan	Health-care plan
			Total	Total

Cost of current service	6,045	6,448	12,493	10,353
Estimated interest cost	331,611	47,349	378,960	251,083
Estimated return on plan assets	(287,936)	(2,377)	(290,313)	(183,055)
Estimated employee contributions	(25,731)	-	(25,731)	(505)
Amortization of gain and losses	-	-	-	2,876

Total estimated	23,989	51,420	75,409	80,752

In 2004, 2003 and 2002, expenses incurred with pension and health-care plans were as follows:

				Year ended December 31

			2004	2003	2002

	Pension plan	Health-care plan
			Total	Total	Total

Post employment expenses	40,021	40,731	80,752	109,872	75,203
Active employee expenses	-	19,419	19,419	16,806	13,217

	40,021	60,150	100,171	126,678	88,420

Actuarial assumptions applied in the calculation of obligations and costs for 2005 and 2004 were as follows:

	2005	2004

Inflation rate	6.13%	4.00%
Expected discount/return rates	12.50%	10.24%
Salary increase rate	8.26%	6.08%
Health care cost increase rate	4.18%	7.12%

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

22 Shareholders' Equity

(a) Capital stock

At December 31, 2004, the capital stock amounts R$ 3,480,000 (2003 - R$ 2,900,000) and are held, of record, among the following main shareholders as follows:

							Thousands of shares

					Preferred shares

	Common shares
Shareholder		%	Class A	%	Class B	%	Total	%

State of Paraná	85,028,464	58.6	-	-	-	-	85,028,464	31.1
Paraná Investimentos S.A.	134	-	-	-	13,639	-	13,773	-
BNDESPAR	38,298,775	26.4	-	-	27,935,816	21.8	66,234,591	24.2
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.6
Stock exchange (Brazil)	16,805,285	11.6	123,390	30,5	60,179,053	46.9	77,107,728	28,1
Stock exchange (ADRs)	2,759,201	1.9	-	-	39,950,640	31.2	42,709,841	15,6
Municipalities	184,295	0.1	14,716	3,6	-	-	199,011	0.1
Other	424,152	0.3	266,226	65.9	140,815	0.1	831,193	0.3

Total	145,031,081	100.0	404,332	100.0	128,219,963	100.0	273,655,376	100.0

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

Under Article 17 of Brazilian Corporate Law No. 6,404 (as amended), dividends paid to preferred shares must be at least 10 percent higher than those attributed to common shares.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(b) Capital reserves

		December 31

	2004	2003

Contributions and grants for investments	702	702
Recoverable rate deficit (CRC)	790,555	790,555
Other	26,036	26,036

	817,293	817,293

(c) Revenue reserves

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

As allowed by the CVM, the Company elected to pay interest on equity in the amount of R$ 96,061 as of December 31, 2004 (R$ 42,584 as of December 31, 2003), instead of paying dividends, and retain the remaining net income as an investment reserve. As of December 31, 2002 considering the net loss of R$ 320,019 neither dividends nor interest on equity were paid.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

	Year ended December 31

	2004	2003

Net income for the year	374,148	171,137
Tax effects due to the option of paying interest on equity	(32,661)	(14,479)

Net income without tax effects of interest on equity	341,487	156,658
Legal reserve (5%) computed over net income above	(17,074)	(7,833)

Basis for dividend computation	324,413	148,825

Minimum dividends (25%)	81,103	37,206
Income tax withheld on interest on equity (*)	10,290	4,493

Minimum dividend computed considering the
effects of income tax	91,393	41,699
Excess over minimum dividend	4,668	885

Appropriated Interest on equity	96,061	42,584

(*)	On the portion of interest on equity distributed to exempt shareholders, income tax withholding is not applicable, resulting in an effective rate of 10.71% for 2004 (2003 - 10.55%).

23 Tariff Adjustments

a) Annual tariff adjustment

ANEEL approved, through Resolution No. 284, of June 23, 2003, electric energy tariffs chargeable to the Company's final customers, established the annual revenue of the connection plant, set the annual amount of the electric energy inspection service fee, and the tariffs for the use of distribution plants.

The tariff increase applies since June 24, 2003, with an average increase of up to 25.27% .

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

Starting in January 2004, the Company decided to reduce to 8.2% the average discount offered to performing customers. This decision resulted in an average increase of 15 percent in the total amount of energy bills.

b) Periodic tariff review

Electric energy utility concession contracts establish that ANEEL can periodically review regulated tariffs to increase or decrease them because of changes in the cost structure and the market of the concessionaire, the tariffs charged by similar domestic and foreign companies, incentives to stimulate investments, efficiency, and the type of tariffs.

On June 24, 2004, ANEEL published on the Resolution No. 146/04 the final result of the periodical tariff review of COPEL. Based on this resolution, the average readjustment was 14.43% on the tariffs approved by Resolution No. 284/2003. This adjustment comprises 9.17% relating to the tariff determined by the process of tariff review, and 5.26% relating to cost recoveries of deferred regulatory assets (CVA).

In order to control the default levels and stimulate the electric energy consumption in the State of Paraná, the Company decided to continue granting discounts to those consumers who pay bills on time. Accordingly, on the amounts of Resolution No. 146/04 (which includes the adjustment of 25.27% for 2003 and 14.43% for 2004), the Company granted an average discount of 12.5% .

As a result, the average increase transferred to customers who pay bills on time, as from June 24, 2004, was approximately 9%.

As from February 1, 2005, the average discount granted to customers who pay the bills on time was reduced to 8.2% on the tariffs allowed by ANEEL Resolution No. 146/04, resulting in an average adjustment of 5%.

To enable the discounts granted by Copel Distribuição to its final customers, Copel Geração also granted an average discount of 28% in 2004.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

24 Operating Revenues

		Year ended December 31

	2004	2003	2002

Electricity sales to final customers
Residential	1,651,363	1,365,309	1,221,145
Industrial	1,456,340	1,172,135	1,053,648
Commercial	912,171	724,652	634,945
Rural	210,550	166,748	145,872
Public entities	142,457	116,423	98,655
Public lighting	128,199	106,265	98,058
Utility service	104,389	84,941	76,189

	4,605,469	3,736,473	3,328,512

Electric energy sales to distributors
Initial contracts	36,550	27,797	27,917
Bilateral agreements	370,679	217,626	49,084
Current	-	3	870
Sales - MAE	38,627	88,731	115,751

	445,856	334,157	193,622

Use of main transmission grid
Electric grid	80,526	14,605	354
Basic grid	129,079	97,369	147,390
Connection grid	161	144	131

	209,766	112,118	147,875

Other revenues	283,234	237,475	92,314

	5,544,325	4,420,223	3,762,323

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

25 Value-added and taxes on sales and charges

		Year ended December 31

	2004	2003	2002

ICMS (value added taxes)	1,175,935	951,723	829,309
PIS an COFINS (taxes on revenue)	240,623	198,561	175,384
Emergency capacity charges	137,243	106,391	36,554
RGR	63,249	68,000	51,486
Other deductions	1,501	1,250	1,039

	1,618,551	1,325,925	1,093,772

26 Operating Expenses

(a) Electricity purchased for resale

		Year ended December 31

	2004	2003	2002

Eletrobrás (Itaipu)	439,494	395,664	425,476
CIEN	322,037	564,569	368,983
Dona Francisca Energética S.A.	44,112	32,336	-
Itiquira Energética S.A.	68,189	39,220	4,283
MAE	52,167	21,150	(36,843)
ANDE (Paraguay)	10,983	11,561	13,816
Other concessionaires	26,901	25,892	23,572

	963,883	1,090,392	799,287

(b) Personnel expenses

		Year ended December 31

	2004	2003	2002

Salaries and wages	346,755	282,399	260,324
Payroll charges	115,114	95,566	87,492
Food and education allowances	30,443	23,280	20,169
Labor and severance indemnities, net of
reversals	(14,636)	16,931	27,792
Employee profit sharing	18,319	16,000	-
Transfers to construction in progress	(37,728)	(31,722)	(33,409)

	458,267	402,454	362,368

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

In 1996, the Company adopted a program of profit sharing for its employees, provided certain previously agreed upon financial and operating goals were met. In 2004 and 2003, the amount of profit sharing provided was R$ 18,319 and R$ 16,000, respectively. In 2002, due to the net loss, the Company did not recognize an accrual for profit sharing.

(c)Regulatory charges

		Year ended December 31

	2004	2003	2002

Fuel consumption account - CCC	189,317	125,795	124,489
Financial settlement - water resources	56,039	43,356	41,206
ANEEL inspection fee	8,523	6,019	6,977
Energy development account - CDE	104,448	43,445	-
Other	162	165	282

	358,489	218,780	172,954

(d) Materials and supplies

		Year ended December 31

	2004	2003	2002

Purchase of power - UEG Araucária
(Note 20(c)(ii))	-	-	76,719
UEG Araucária - materials (Note 20(c)(ii))	-	-	8,267
Purchase of gas for resale and electric
energy generation	278,670	239,756	28,948
Fuel for electric energy generation	12,038	12,206	7,496
Materials for use in the electricity system	15,637	11,814	9,504
Fuel and vehicle parts	18,550	16,271	13,756
Other	20,727	16,800	15,785

	345,622	296,847	160,475

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(e) Other expenses (income), net

		Year ended December 31

	2004	2003	2002

Taxes	10,092	14,849	11,933
Rentals	16,599	13,778	15,733
Provision for contingencies	27,569	4,200	1,165
Allowance for doubtful accounts	63,987	17,538	72,440
Donations, contributions and grants	3,354	1,530	8,479
Reversal of estimated billing - MAE, net (Note 20(b))	-	-	57,297
Accrual for ICMS -Olvepar (Note 18(i))	-	-	39,600
Expense recovery	(26,029)	(19,317)	(23,668)
ICMS credits - fixed assets	107,721	-	(79,584)
Other expenses	82,068	80,995	34,634

	285,361	113,573	138,029

The reversal of MAE estimated billing, for the period from August 2000 to September 2002, was due to the new accounting established by MAE to the electric energy concessionaires on November 4, 2002 (Note 20(b)).

27 Financial Income (Expenses), Net

		Year ended December 31

	2004	2003	2002

Financial Income
Income on temporary cash investments	52,954	71,262	57,257
Charges on overdue receivables	51,397	59,835	34,830
Interest and commissions	166,320	71,737	59,708
Monetary adjustment	115,451	74,162	190,254
Other financial income	29,791	48,827	7,125

	415,913	325,823	349,174

Financial Expenses
Interest on loans and financing	(154,580)	(214,491)	(188,851)
Monetary and exchange variation, net	(7,945)	119,571	(505,128)
Losses from swap contracts	(90,905)	(33,724)	-
Other financial expenses	(165,289)	(53,603)	(69,828)

	(418,719)	(182,247)	(763,807)

	(2,806)	143,576	(414,633)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

28 Related -Party Transactions

The Company had transactions with unconsolidated related parties, including the sale of electric energy. Tariffs charged for sale of electricity energy were approved by ANEEL and the amounts billed were not considered material for disclosure purposes. All other transactions were carried out under terms and conditions similar to market.

	Balances as of December 31, 2004

	Current assets		Non-current assets		Current liabilities		Long-term liabilities

	Recoverable rate deficit (CRC)	Other assets	Related parties	Recoverable rate deficit (CRC)	Suppliers	Loans and financing	Loans and financing

Principal shareholders
Government of State of Paraná	29,459	1,154	-	1,167,945	-	-	-
BNDES	-	-	-	-	-	(11,674)	(37,835)

Affiliates and related parties
Braspower International Engineering S/C
Ltda.	-	982	-	-	-	-	-
Centrais Eólicas do Paraná Ltda.	-	-	-	-	(1,357)	-	-
Centrais Elétricas do Rio Jordão S.A. -
ELEJOR	-	-	216,926	-	-	-	-
Copel Amec S/C Ltda.	-	18	-	-	-	-	-
Dona Francisca Energética S.A.	-	-	-	-	(30,517)	-	-
Foz do Chopim Energética Ltda.	-	-	33,476	-	(44,878)	-	-
Sercomtel S.A. - Telecomunicações	-	89	-	-	-	-	-

	29,459	2,243	250,402	1,167,945	(76,752)	(11,674)	(37,835)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

	Balances as of December 31, 2003

								Long-
								term
	Current assets			Non-current assets		Current liabilities		liabilities

	Recoverable rate deficit (CRC)	Other assets	Related parties	Recoverable rate deficit (CRC)	Other assets	Suppliers	Loans and financing	Loans and financing

Principal shareholders
Government of State of Paraná	123,885	1,100	-	912,441	-	-	-	-
BNDES	-	-	-	-	-	-	(11,380)	(48,403)

Affiliates and related parties
Braspower International Engineering S/C Ltda.	-	612	-	-	-	-	-	-
Centrais Eólicas do Paraná Ltda.	-	-	-	-	-	(225)	-	-
Centrais Elétricas do Rio Jordão S.A. -
ELEJOR	-	-	24,000	-	-	-	-	-
Copel Amec S/C Ltda.	-	7	-	-	-	-	-	-
Dona Francisca Energética S.A.	-	-	-	-	-	(3,625)	-	-
Foz do Chopim Energética Ltda.	-	-	31,054	-	-	(18,463)	-	-
Onda Provedor de Serviços S.A.	-	3,550	-	-	1,215	-	-	-
Sercomtel S.A. - Telecomunicações	-	1	-	-	-	-	-	-

	123,885	5,270	55,054	912,441	1,215	(22,313)	(11,380)	(48,403)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

	Transactions - Year ended December 31,

				2004				2003				2002

	Operating revenues	Energy purchased for resale	Financial income and (expenses)	Other income and (expenses)	Operating revenues	Energy purchased for resale	Financial income and (expenses)	Other income and (expenses)	Operating revenues	Energy purchased for resale	Financial income and (expenses)	Other income and (expenses)

Principal shareholders
Government of State of Paraná	-	-	198,278	109	-	-	126,945	192	-	-	257,894	-
BNDES	-	-	(6,847)	-	-	-	(8,615)	-	-	-	(1,941)	-

Affiliates and related parties
Braspower International
Engineering S/C Ltda.	-	-	-	370	-	-	-	302	-	-	-	336
Carbocampel S.A.	-	-	-	-	-	-	-	-	-	-	-	(3,536)
Centrais Eólicas do Paraná Ltda.	-	(964)	-	-	-	(691)	-	-	-	(720)	-	-
Centrais Elétricas do Rio Jordão				-
S.A. - ELEJOR	-	-	19,852		-	-	-	-	-	-	-	-
Copel Amec S/C Ltda.	-	-	-	143	-	-	-	217	-	-	-	262
Dona Francisca Energética S.A.	-	(44,112)	(739)	-	-	(32,336)	-	-	-	-	-	-
Escoeletric Ltda.	-	-	-	-	-	-	-	-	-	-	-	(1,657)
Foz do Chopim Energética Ltda.	-	(21,785)	(133)	-	-	(18,463)	3,333	-	-	(9,820)	2,891	-
Onda Provedor de Serviços S.A.	483	-	276	-	1,353	-	448	-	3,704	-	-	-
Sercomtel S.A. -				-
Telecomunicações	1,557	-	-		1,713	-	-	-	1,532	-	-	-
Tradener Ltda.	-	-	-	-	-	-	-	(157)	-	-	-	(4,996)
UEG Araucária Ltda.	-	-	-	-	-	-	-	-	-	(84,986)	-	-

	2,040	(66,861)	210,687	622	3,066	(51,490)	122,111	554	5,236	(95,526)	258,844	(9,591)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The following summarizes the most significant transactions with the principal shareholders:

Government of State of Paraná

The Company has an accounts receivable from the Government of State of Paraná, which owns 58.6% of the Company's common shares, under the CRC Account Agreement in the amount of R$ 1,197,404 and R$ 1,036,326 (including both current and non-current CRC accounts receivable) as of December 31, 2004 and 2003, respectively. The outstanding balance bears interest of 6.65% per annum and is adjusted in accordance with the IGP-DI inflation index. The Company recorded interest income by the monetary indexation of R$ 198,278, R$ 126,945 and R$ 257,894 in 2004, 2003 and 2002, respectively. The Company’s employees also render services to the Government of State of Paraná and for which received an expense recovery in the amount of R$ 109 and R$ 192 in 2004 and 2003, respectively. The Company has an accounts receivable recorded in other assets of R$ 1,154 and R$ 1,100 as of December 31, 2004 and 2003, respectively.

BNDES Participações S.A. - BNDESPAR

BNDESPAR owns 26.4% of the Company's common shares. BNDESPAR is wholly owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social - BNDES and has the right to appoint 2 members to the Board of Directors. The Company has loans with BNDES of R$ 49,509 and R$ 59,783 as of December 31, 2004 and 2003, respectively. The Company recorded interest expense of R$ 6,847, R$ 8,615 and R$ 1,941 in 2004, 2003 and 2002, respectively.

The Company has a variety of transactions with its affiliates and other related parties. The most significant of these transactions are:

Carbocampel S.A.

The Company had an agreement with Carbocampel for the increase of the capacity of Usina Figueira. The expenses in 2002 were R$ 3,536.

Centrais Eólicas do Paraná Ltda.

The Company has a purchase of power agreement with Centrais Eólicas do Paraná. During 2004, 2003 and 2002 the purchases of power from Centrais Eólicas do Paraná totaled R$ 964, R$ 691 and R$ 720, respectively. The Company has an accounts payable of R$ 1,357 and R$ 225 as of December 31, 2004 and 2003, respectively.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Centrais Elétricas do Rio Jordão S.A. - ELEJOR

The Company has a loan to ELEJOR in the amount R$ 216,926 and R$ 24,000 as of December 31, 2004 and 2003, respectively. The loan will be paid in 120 consecutive monthly installments, with a grace period of six months after the beginning of the operations, estimated to October 2006. The loan is remunerated by the CDI plus a spread of 3.198% per year. The Company recorded interest income of R$ 19,852 in 2004.

Dona Francisca Energética S.A.

The Company purchased power in 2004 and 2003 from Dona Francisca Energética S.A. totaling R$ 44,112 and R$ 32,336, respectively. In 2004, the Company recorded R$ 739 of financial expenses in connection with fines on the purchase of power from Dona Francisca. The Company has an accounts payable of R$ 30,517 and R$ 3,625 as of December 31, 2004 and 2003, respectively. The Company provided guarantees to its affiliate Dona Francisca Energética S.A., for the loans obtained from Interamerican Development Bank - IDB (guaranteed by its shares of the affiliated company's capital) and to BNDES, in the amounts of US$ 40,700 and R$ 47,300, respectively.

Foz do Chopim Energética Ltda.

The Company has a loan to Foz do Chopim totaling R$ 33,476 and R$ 31,054 as of December 31, 2004 and 2003. The Company recorded interest income of R$ 3,034, R$ 4,065 and R$ 2,891 in 2004, 2003 and 2002, respectively. The Company has a purchase of power agreement with Foz do Chopim. During 2004, 2003 and 2002 the purchases of power from Foz do Chopim totaled R$ 21,785, R$ 18,463 and R$ 9,820, respectively. The Company recorded financial expense in connection with fines on the purchase of power totaling R$ 3,167 and R$ 732 in 2004 and 2003, respectively. The Company has an accounts payable of R$ 44,878 and R$ 18,463 as of December 31, 2004 and 2003, respectively.

Onda Provedor de Serviços S.A.

The Company had installments of invoices to receive from Onda Provedor de Serviços totaling R$ 4,765 (including both current and non-current accounts receivable), as of December 31, 2003 and recorded interest income on the installments in the amount of R$ 276 and R$ 448 in 2004 and 2003, respectively. The Company recorded revenues under the lease of optical fibers to Onda of R$ 483, R$ 1,353 and R$ 3,704 as of December 31, 2004, 2003 and 2002, respectively.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Sercomtel S.A. - Telecomunicações

The Company leases optical fibers to Sercomtel S.A. Telecomunicações. The income recorded during 2004, 2003 and 2002 were R$ 1,557, R$ 1,713 and R$ 1,532, respectively.

Tradener Ltda.

The Company recorded expenses in 2003 and 2002 totaling R$ 157 and R$ 4,996, respectively.

UEG Araucária Ltda.

The Company purchased power and materials from UEG Araucária Ltda. totaling R$ 84,986 in 2002.

29 Financial Instruments

The Company management carried out, through a derivatives policy, cross-currency interest rate swap contract against the effects of foreign exchange on US dollar-denominated liabilities. At December 31, 2004, the nominal outstanding amount of derivatives was R$ 398,160 (2003 - R$ 444,383), where the Company swap foreign exchange exposure (US$ 150,000 thousand) by a percentage of CDI.

The book value of this financial instrument is restated according to contractual rates. At December 31, 2004, the unrealized loss of R$ 124,629 (2003 - R$ 33,724) on these swap contract intended to minimize the Company exposure to foreign exchange fluctuations. The amount of R$ 90,905 was expensed to income in 2004 (2003 - R$ 33,724).

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

30 Subsidiaries

The Company’s business segments were represented by COPEL S.A. (Holding) and its wholly-owned subsidiaries: COPEL Geração S.A. (Generation), COPEL Transmissão S.A. (Transmission) and COPEL Distribuição S.A. (Distribution). The Company’s other activities are not significant.

The Company evaluates and manages segment performance based on information generated from its statutory accounting records maintained in accordance with Brazilian GAAP and reflected in its consolidated financial statements.

Information on total segment assets as at December 31, 2004 and 2003, under Brazilian GAAP, is as follows:

		December 31

	2004	2003

Holding (*)	6,747,240	6,538,659
Generation	4,255,921	3,894,435
Transmission	1,294,593	1,158,288
Distribution	3,914,352	3,652,449
Other	1,471,136	1,080,129
Eliminations	(7,803,961)	(6,983,269)

Total assets	9,879,281	9,340,691

(*) Comprised by the investments in the wholly-owned subsidiaries: COPEL Geração S.A. (Generation), COPEL Transmissão S.A. (Transmission), COPEL Distribuição S.A. (Distribution), COPEL Telecomunicações S.A. and COPEL Participações S.A.. These investments were eliminated in the amount of total assets.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Information on segment results for 2004, 2003 and 2002 is as follows:

	Year ended December 31, 2004

	Holding	Generation	Transmission	Distribution	Other	Eliminations and adjustments	COPEL consolidated

Net operating revenues
Revenues from external customers	-	235,815	109,409	3,426,695	153,855	-	3,925,774
Revenues from transactions with other
subsidiaries	-	701,148	238,051	3,881	193,813	(1,136,893)	-

	-	936,963	347,460	3,430,576	347,668	(1,136,893)	3,925,774
Operating expenses	(13,006)	(703,653)	(159,243)	(3,299,116)	(286,346)	1,136,893	(3,324,471)

Operating income	(13,006)	233,310	188,217	131,460	61,322	-	601,303

Equity in results of investees	420,775	-	-	-	23,151	(442,241)	1,685

Other expenses
Financial income	(5,601)	40,849	8,881	347,402	25,637	(1,255)	415,913
Financial expenses	(22,899)	(235,006)	(11,029)	(141,326)	(9,714)	1,255	(418,719)

Financial income (expenses), net	(28,500)	(194,157)	(2,148)	206,076	15,923	-	(2,806)
Non-operating expenses, net	(26)	456	(744)	(6,291)	247	-	(6,358)

Total other expenses	(28,526)	(193,701)	(2,892)	199,785	16,170	-	(9,164)

Income before income taxes and minority
interest	379,243	39,609	185,325	331,245	100,643	(442,241)	593,824
Income taxes	(5,095)	(12,186)	(37,781)	(124,253)	(19,118)	-	(198,433)

Income before minority interest	374,148	27,423	147,544	206,992	81,525	(442,241)	395,391
Minority interest	-	-	-	-	-	(21,243)	(21,243)

Net income	374,148	27,423	147,544	206,992	81,525	(463,484)	374,148

Depreciation and amortization (i)	-	(101,311)	(36,546)	(142,275)	(28,778)	-	(308,910)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

	Year ended December 31, 2003

	Holding	Generation	Transmission	Distribution	Other	Eliminations and adjustments	COPEL consolidated

Net operating revenues
Revenues from external customers	-	105,295	79,003	2,783,006	126,994	-	3,094,298
Revenues from transactions with other
subsidiaries	-	756,906	189,152	3,399	181,862	(1,131,319)	-

	-	862,201	268,155	2,786,405	308,856	(1,131,319)	3,094,298
Operating expenses	(69,629)	(616,150)	(129,425)	(3,003,877)	(265,485)	1,131,319	(2,953,247)

Operating income	(69,629)	246,051	138,730	(217,472)	43,371	-	141,051

Equity in results of investees	313,800	-	-	-	31,662	(328,728)	16,734

Other expenses
Financial income	7,207	42,330	15,403	269,209	6,782	(15,108)	325,823
Financial expenses	(28,085)	(18,196)	(584)	(142,100)	(8,390)	15,108	(182,247)

Financial income (expenses), net	(20,878)	24,134	14,819	127,109	(1,608)	-	143,576
Non-operating expenses, net	(38,535)	1,078	(833)	(5,421)	23,181	-	(20,530)

Total other expenses	(59,413)	25,212	13,986	121,688	21,573	-	123,046

Income (loss) before income taxes and
minority interest	184,758	271,263	152,716	(95,784)	96,606	(328,728)	280,831
Income taxes	(13,621)	(53,296)	(31,192)	20,113	(17,290)	-	(95,286)

Income (loss) before minority interest	171,137	217,967	121,524	(75,671)	79,316	(328,728)	185,545
Minority interest	-	-	-	-	-	(14,408)	(14,408)

Net income (loss)	171,137	217,967	121,524	(75,671)	79,316	(343,136)	171,137

Depreciation and amortization (i)	-	(100,607)	(35,072)	(137,428)	(23,125)	-	(296,232)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

	Year ended December 31, 2002

	Holding	Generation	Transmission	Distribution	Other	Eliminations and adjustments	COPEL consolidated

Net operating revenues
Revenues from external customers	-	5,770	132,990	2,504,947	24,844	-	2,668,551
Revenues from transactions with other
subsidiaries	-	769,863	152,420	3,464	28,400	(954,147)	-

	-	775,633	285,410	2,508,411	53,244	(954,147)	2,668,551
Operating expenses	(9,273)	(512,341)	(126,198)	(2,608,688)	(50,754)	954,147	(2,353,107)

Operating income	(9,273)	263,292	159,212	(100,277)	2,490	-	315,444

Equity in results of investees	(101,464)	-	-	-	(34,227)	101,517	(34,174)

Other expenses
Financial income	40,645	17,155	5,141	289,613	899	(4,279)	349,174
Financial expenses	(31,660)	(428,416)	(52,236)	(254,640)	(1,134)	4,279	(763,807)

Financial income (expenses), net	8,985	(411,261)	(47,095)	34,973	(235)	-	(414,633)
Non-operating expenses, net	(27)	(8,090)	(3,637)	(9,672)	(985)	-	(22,411)

Total other expenses	8,958	(419,351)	(50,732)	25,301	(1,220)	-	(437,044)

Income (loss) before income taxes and
extraordinary item	(101,779)	(156,059)	108,480	(74,976)	(32,957)	101,517	(155,774)
Income taxes	(12,828)	50,419	(21,542)	24,425	693	-	41,167

Income (loss) before income taxes and
extraordinary item	(114,607)	(105,640)	86,938	(50,551)	(32,264)	101,517	(114,607)
Extraordinary item	(205,412)	-	-	(146,991)	-	146,991	(205,412)

Net income (loss)	(320,019)	(105,640)	86,938	(197,542)	(32,264)	248,508	(320,019)

Depreciation and amortization (i)	-	(100,285)	(34,055)	(130,245)	(17,805)	-	(282,390)

(i) The total amount of depreciation and amortization described above is classified as Operating expenses.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

31 Subsequent Events

Reduction of tariff discount - As from February 1, 2005, the average discount granted to customers who pay bills on time was reduced to 8.2% on the tariffs of ANEEL Resolution No. 146/04, resulting in an average tariff increase of 5%.

Debentures - In February 2005, the Company renegotiated the 2nd series of debentures, in the amount of R$ 100,000, to the CDI rate plus an interest of 1.5% per year. Prior to the renegotiation, the interest rate was CDI rate plus an interest of 1.75% per year. In March 2005, the Company filed with the CVM a request to issue a Debenture Program of R$ 1,000,000. In April 26, 2005, the Company received proceeds from the 1st series of this program in the amount of R$400,000, the interest rate of 115% of the average daily rate of CDI, these proceeds were used in May 2005 to pay the Eurobonds of US$ 150,000 issued in 1997.

Tariff increase – ANEEL Resolution No. 130 of June 20, 2005, granted an average tariff increase of 7.8% as of June 24, 2005. The Company’s management and the Board of Directors are analyzing the percentage of readjustment and its discount policy for customers who pay their bills on the due date. Additionally, the Company was authorized to include in the amount to be paid by its customers, PIS/PASEP and COFINS expenses effectively incurred by the concessionary, which will correspond to an increase between 5.0 to 5.5%, depending on monthly result basis. As from June 24, 2005, PIS/PASEP and COFINS expenses will be charged to the final customers and will no longer be part of electricity tariff composition.

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

		Year ended December 31

	2004	2003	2002

Cash flows from operating activities
Net income (loss) for the year	374,148	171,137	(320,019)
Adjustments to reconcile net income to cash provided by
operating activities
Depreciation and amortization	308,910	296,232	282,390
Loss on disposal of property, plant and equipment and other	13,658	10,307	20,594
Equity in results of investees	(1,685)	(16,734)	34,174
Write-off of Parcel A costs - Extraordinary item (Note 9)	-	-	302,967
Write-off of non-current assets	70,873	4,256	9,446
Unrealized monetary and foreign exchange variations, net	(164,509)	(218,124)	262,797
Unrealized losses from cross-currency interest rate swaps	90,905	33,724	-
Long-term suppliers	-	272,000	37,563
Deferred income taxes	30,650	(49,958)	(111,112)
Provision for losses on tax incentives	-	39,590	-
Gain on sale of interest on equity investees	(400)	(24,903)	-
Minority interest	21,243	14,408	-
Decrease (increase) in assets
Accounts receivable, net	(93,675)	(156,932)	79,194
Dividends receivable	3,872	(3,727)	2,746
Materials and supplies	(3,416)	(6,484)	(2,000)
Recoverable rate deficit (CRC)	(14,873)	(61,483)	10,068
Deferred regulatory asset	(70,555)	(126,507)	(82,123)
Recoverable taxes	55,912	115,322	(133,242)
Judicial deposits	(36,876)	(35,005)	(63,569)
Other assets	72,995	(69,973)	5,458
Increase (decrease) in liabilities
Suppliers	331,644	138,841	(53,964)
Taxes on sales and others	(20,183)	160,597	(142,478)
Accrued payroll costs	12,186	26,839	(16,902)
Pension and health-care plans	(28,028)	(5,222)	(10,662)
Provision for contingencies	20,458	16,922	31,523
Regulatory charges	14,022	12,419	4,685
Other accrued liabilities	(35,068)	(23,677)	2,290

Net cash provided by operating activities	952,208	513,865	149,824

Cash flows from investing activities
Loans to related parties	(177,044)	(24,000)	-
Additions to Investments	(37,276)	(42,094)	(95,798)
Sale of interest on equity investees	400	88,309	-
Additions to property, plant and equipment	(404,220)	(297,220)	(303,642)
Customers' contributions (special obligations)	47,925	44,109	33,997
Donations and investment grants received	-	5	696

Net cash used in investing activities	(570,215)	(230,891)	(364,747)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

		Year ended December 31

	2004	2003	2002

Cash flows from financing activities
Short-term loans, net	(9,746)	(61,470)	(92,043)
Issuances of long-term debt	25,412	-	-
Repayments of long-term debt	(95,371)	(70,567)	(103,256)
Debentures – issuances (repayments)	(100,000)	-	500,000
Dividends paid (interest on equity)	(45,751)	(310)	(55,437)

Net cash provided by (used in) financing activities	(225,456)	(132,347)	249,264

Cash and cash equivalents of COMPAGAS - beginning of the year	-	12,153	-

Net increase (decrease) in cash and equivalents	156,537	162,780	34,341

Cash and cash equivalents, beginning of the year	362,699	199,919	165,578
Cash and cash equivalents, end of the year	519,236	362,699	199,919

	156,537	162,780	34,341

Supplementary cash flow information
Income taxes paid	169,273	40,674	111,041
Interest paid, net of amount capitalized	185,746	186,464	122,931

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

For purposes of the US GAAP reconciliation, shareholders' equity under US GAAP was increased by R$ 873,284 and R$ 1,043,066, at December 31, 2004 and 2003, respectively, due to the additional inflation restatement adjustments, net of depreciation. These amounts generated increases in depreciation charges of R$ 147,357, R$ 148,628 and R$ 132,739 in 2004, 2003 and 2002, respectively.

a(ii) Regulated accounting policies

a(ii).1 Capitalization of interest costs relating to construction in progress

Under Brazilian energy sector regulated accounting, through March 1999 COPEL imputed interest on shareholders' funds applied in construction in progress and were capitalized. Additionally, as from December 31, 1995 COPEL started capitalizing interest costs and related monetary and exchange variations of borrowed funds to construction in progress.

Under US GAAP, only capitalization of interest on borrowed funds is acceptable; therefore, for US GAAP reconciliation purposes, the imputed interest on shareholders' funds, exchange variations and general administrative expenses, which were capitalized and included in construction in progress, were reversed. Only interest and monetary variation on borrowed funds remains capitalized and the depreciation is computed using the rates applicable to the corresponding class of property, plant and equipment.

a(ii).2 Special obligations

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

Under US GAAP contributions received from customers as reimbursement for construction costs, that will be not returned, are credited against the cost of the related fixed assets and reducing depreciation expenses recognized in future periods. For US GAAP reconciliation purposes, special obligations are amortized using the depreciation rates applicable to the

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

corresponding class of property, plant and equipment acquired with such customers' contributions.

a(ii).3 Indemnification costs

Brazilian utility companies are allowed to capitalize excessive costs incurred in the course of building new plants, such as contractual penalties on delays on construction or contractors' claims and provision for labor contingencies recorded after the construction is concluded and the plants are already operating. Under US GAAP, such excessive costs would not be capitalized.

a(ii).4 Deferred regulatory asset

Under Brazilian GAAP, COPEL has applied regulatory accounting for all years presented. Under US GAAP, COPEL applies regulatory accounting. However, as from July 2003, COPEL has provided discounts on the full tariff approved by the regulator, ANEEL, for payments made by customers on the due date. With this discount COPEL is no longer reasonably assured of charging a tariff sufficient to recover all of its deferred costs. Accordingly, COPEL has written-off its deferred regulatory assets as of December 31, 2004 and 2003 for US GAAP purposes.

a(iii) General accounting policies

a(iii).1 Pension and other benefits

Under Brazilian GAAP, up to 2000, the pension and other retirement benefit costs were recognized when contributions were made to the plans. As from 2001, the Company recognized the pension and other post-retirement benefits costs in accordance with Deliberation CVM 371/2000, which is similar to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 87 - "Employers' Accounting for Pensions" and SFAS No. 106 - "Employers' Accounting for Post-retirement Benefits Other than Pensions", however, differences arise on the determination and amortization of actuarial gains and losses and the net transitional obligation which from the different dates when the respective standards were first applied.

For US GAAP reconciliation purposes, the provisions of SFAS No. 87 and SFAS No. 106 were applied. Under US GAAP, the unrecognized net gains or losses are deferred and amortized over the remaining service period of the active employees expected to receive benefits under the plan.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(iii).2 Financial Derivatives Instruments

Under Brazilian GAAP, there is no specific requirement for financial derivative instruments accounting for non-financial institutions. The Company records its financial instruments based on contractual rates, recognized on the accrual basis. At December 31, 2004, the amount recorded as unrealized losses from cross-currency interest rate swaps approximates to its fair value.

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

a(iii).3 Goodwill adjustment

Under Brazilian GAAP the goodwill acquired during the purchase of 45% interest in Sercomtel S.A. - Telecomunicações and Sercomtel Celular S.A. is being amortized over 10 years.

For US GAAP reconciliation purpose, the Company according to SFAS 142 stopped amortizing goodwill and reviewed it for impairment in accordance with paragraph 19(h) of APB18 "The Equity Method of Accounting for Investments in Common Stock". The reversal of the amortization for the years ended December 31, 2004, 2003 and 2002 was R$ 4,808, in each year, and no goodwill impairments were identified.

In 2004, the Company acquired 30% of the common shares of ELEJOR and recorded R$ 22,815 of goodwill under Brazilian GAAP. Under US GAAP, fair values are assigned to assets acquired and liabilities assumed and the residual of consideration paid over the fair value of assets and liabilities is recorded as goodwill. According to SFAS 142, goodwill is no longer amortized but instead assigned to an entity’s reporting units and tested for impairment at least annually. At December 31, 2004, ELEJOR was a pre-operational company and there was no goodwill amortization under Brazilian GAAP. The difference between goodwill calculated under Brazilian GAAP and US GAAP are represented by fair value adjustments at the date of acquisition:

2004

Goodwill recorded under Brazilian GAAP – 30% of ELEJOR’s common shares	22,815
Fair value adjustments	5,251

Goodwill recorded under US GAAP – 30% of ELEJOR’s common shares	28,066

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(iii).4 Equity in results of investees

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

Based on that, Dominó Holdings S.A. (15% interests) and Campos Novos Energia S.A. (16% interests in 2002) would have been accounted for under the cost method because the Company does not have significant influence. Therefore, for US GAAP reconciliation purposes, Dominó Holdings S.A. and Campos Novos Energia S.A. equity results are reversed. The Company received dividends from Dominó Holdings S.A. in the amount of R$ 2,018 in 2004 (2003 – R$4,755).

Under US GAAP, deferred charges in affiliates are expensed as incurred and the adjustments are recorded in the equity results of investees.

Under Brazilian GAAP, the investments in COMPAGAS had not been consolidated through December 31, 2002. Under US GAAP, the investment in COMPAGAS should be consolidated, as the participation of COPEL is 51%. If this investment had been consolidated, the total assets should have been increased by R$ 122,827 as of December 31, 2002. This difference in accounting principle has no impact on US GAAP net income or shareholders' equity or disclosures as of December 31, 2002 and for the year then ended.

In addition, under Brazilian energy regulated accounting, equity in results of investees is recognized in a special caption in the statement of operations before the caption other income (expenses). Under US GAAP equity in results of investees is classified in the statement of operations in a caption after income tax.

a(iii).5 Consolidation of ELEJOR

In 2004, COPEL acquired 30% of the common shares of ELEJOR and accordingly holds 70% of the shareholding control of ELEJOR. As authorized by CVM, under Brazilian GAAP, the investments in ELEJOR had not been consolidated.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Under US GAAP, the investment in ELEJOR should be consolidated. The differences in accounting principles on US GAAP net income and shareholders’ equity, as of December 31, 2004 and for the year then ended, are presented below:

	Net income	Shareholders’ equity

Under Brazilian GAAP	-	125,139
Redeemable shares from ELETROBRÁS	-	(55,012)
Interest on redeemable shares from ELETROBRÁS	(15,028)	(22,419)
Capitalization of interest	15,028	22,419
Deferred charges	(32,399)	(42,260)
Deferred tax effects	11,016	14,368

	(21,383)	42,235

COPEL’s ownership - %	40 to 70%	70%

Under US GAAP	(11,684)	29,565

Amount considered under Brazilian GAAP	-	49,080

Adjustment to US GAAP net income and shareholders’ equity	(11,684)	(19,515)

Under the shareholders’ agreement of ELEJOR, it is required to acquire ELETROBRÁS preferred shares in 32 quarterly installments, adjusted by the IGP-M plus interest of 12% per year and deducted by dividends paid, beginning in 24 months after the start-up of ELEJOR. Under US GAAP, as required by SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity", the redeemable shares of ELETROBRÁS at ELEJOR in the amount of R$ 77,431 should be recorded in the long-term liabilities.

ELEJOR signed the concession agreement on October 25, 2001 which has a term of 35 years for the Santa Clara and Fundão hydroelectric plants. ELEJOR will pay the Federal Government for the exploration of hydro electrical resources, from the sixth through the end of the 35th year, with payments of R$19 million, payable monthly, beginning on October 25, 2007. This amount is monetarily adjusted, in an annual basis, by the IGP-M. As of December 31, 2004, the contractual obligation for the payments through the end of the concession totaled R$1,023,902. ELEJOR has not started to operate under the concession.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(iii).6 Deferred charges

Brazilian GAAP permits deferral of pre-operating expenses incurred in the construction or expansion of a facility before the facility begins operations, research and development expenditure and other items.

Under US GAAP research and development and pre-operating costs are expensed as incurred and recorded in the statement of operations within general and administrative expense. For purposes of the US GAAP reconciliation, shareholders’ equity under US GAAP was decreased by R$ 4,996 at December 31, 2004 (2003 – R$ 4,217) which R$ 4,867 was recorded in property, plant and equipment in the Brazilian GAAP books (2003 – R$ 3,957).

a(iii).7 Prior period adjustments

Under Brazilian GAAP, prior period adjustments encompass corrections of errors in previously issued financial statements and the effects of changes in accounting principles may be recorded as a "prior year adjustment" directly against retained earnings.

For US GAAP reconciliation purposes, prior period adjustments were effectively limited to correction of errors the accumulated effect of adjustments related to changes in accounting principles were charged to income. Under US GAAP, differences in estimates are recorded in the statement of operations of the current year.

a(iii).8 Tax incentive investments

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

a(iii).9 Income taxes

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

a(iii).10 Comprehensive income

Brazilian GAAP does not recognize the concept of comprehensive income.

Under US GAAP, SFAS 130, "Reporting comprehensive income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity. For US GAAP reconciliation purposes, the amounts related to the additional minimum liability of the pension plan and the related deferred tax effect that were recorded as adjustments directly to equity and have been considered as other comprehensive income.

a(iii).11 Earnings (loss) per share

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

Since the preferred and common shareholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the ''two-class'' method. The ''two-class'' method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends declared as required by the Company's by-laws and participation rights in undistributed earnings calculated in accordance with the rights to dividends of each class of shares as discussed on Note 22. Common and preferred shareholders share equally in undistributed losses. The basic and dilutive earnings per share are presented on the table on Note 33(b)(ii).

Income (loss) per share data is presented per thousand shares. Such presentation is consistent with the practice in Brazil of trading and quoting shares in thousand share lots.

a(iii).12 Segment reporting

Under Brazilian GAAP, there is no requirement to present disaggregated information with respect to business segments of an enterprise.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Under US GAAP, SFAS 131, "Disclosures About Segments of an Enterprise and Related Information", requires that public enterprises disclose certain information about segments on the basis that top management uses to allocate resources among segments and evaluate their performance. The Company operates principally in the energy business and the Company’s business segments are represented by COPEL S.A. (Holding) and its wholly-owned subsidiaries: Copel Geração S.A. (Generation), Copel Transmissão S.A. (Transmission) and Copel Distribuição S.A. (Distribution), which are presented in Note 30; the Company's other activities are not significant.

a(iii).13 Impairment of long-lived assets

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

a(iii).14 Disposal of assets

Under Brazilian GAAP, disposals of assets are recorded as a non-operating expense. Under US GAAP, disposals of assets are classified as an operating expense.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(iii).15 Extraordinary item

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

Brazilian GAAP in general requires less information to be disclosed in the notes to the financial statements than US GAAP. The additional disclosures required by US GAAP, which are relevant to the accompanying financial statements, are included in Note 33(c).

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

		December 31

	Ref. to
	Note 33	2004	2003

Shareholders´ equity under Brazilian GAAP		5,136,317	4,858,230
Increase (decrease) due to remeasurement up to December 31, 1997, based on IGP-DI
Property, plant and equipment
Cost	a.(i)	5,157,572	5,179,997
Accumulated depreciation	a.(i)	(4,090,364)	(3,920,297)
Special obligations, net of cumulative amortization	a.(i)	(193,924)	(216,634)

		873,284	1,043,066

Different criteria for
Capitalization of interest during construction
Reversal of interest capitalized under Brazilian regulated accounting,
net of accumulated depreciation	a.(ii).1	(430,221)	(465,915)
Reversal of monetary and exchange variations capitalized under
Brazilian regulated accounting, net of accumulated depreciation	a.(ii).1	(194,356)	(162,472)
Capitalization of interest under US GAAP	a.(ii).1	1,036,579	1,036,705
Depreciation of capitalized interest under US GAAP	a.(ii).1	(684,987)	(649,472)
Cumulative amortization of special obligations (historical amounts)	a.(ii).2	448,533	421,526
Reversal of indemnification costs, net of accumulated amortization	a.(ii).3	(128,815)	(150,290)
Deferred regulatory asset	a.(ii).4	(308,408)	(237,853)
Pension SFAS 87 adjustment	a.(iii).1	110,742	68,947
Health-care SFAS 106 adjustment	a.(iii).1	90,229	102,311
Fair value of financial derivative instruments	a.(iii).2	-	10,525
Goodwill adjustment	a.(iii).3	19,675	9,616
Reversal of equity in results of investees recognized under Brazilian
GAAP	a.(iii).4	(54,103)	(53,977)
Consolidation of ELEJOR	a.(iii).5	(19,515)	-
Deferred charges	a.(iii).6	(4,996)	(4,217)
Deferred income tax effects on the adjustments above	a.(iii).9	(280,316)	(335,619)
Minority interest on the adjustments above		2,448	2,066

Shareholders' equity under US GAAP		5,612,090	5,493,177

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

b(ii) Net income (loss) reconciliation of the differences between Brazilian GAAP and US GAAP

			Year ended December 31

	Ref. to
	Note 33	2004	2003	2002

Net income (loss) under Brazilian GAAP		374,148	171,137	(320,019)
Increase (decrease) due to remeasurement up to
December 31, 1997-based on IGP-DI
Property, plant and equipment:
Cost	a.(i)	(22,425)	(13,203)	(38,241)
Depreciation	a.(i)	(170,067)	(171,338)	(155,449)
Special obligations (amortization of remeasurement)	a.(i)	22,710	22,710	22,710

		(169,782)	(161,831)	(170,980)

Different criteria for
Capitalization of interest during construction
Reversal of interest capitalized under Brazilian
regulated accounting	a.(ii).1	35,694	34,728	36,404
Reversal of monetary and exchange variations
capitalized under Brazilian regulated accounting	a.(ii).1	(31,884)	5,541	5,784
Capitalization of interest under US GAAP	a.(ii).1	(126)	7,720	-
Depreciation of capitalized interest under US GAAP	a.(ii).1	(35,515)	(34,962)	(34,281)
Amortization of special obligations (historical amounts)	a.(ii).2	27,007	25,236	23,792
Reversal of indemnification costs, net of amortization	a.(ii).3	21,475	5,387	(4,658)
Deferred regulatory asset	a.(ii).4	(70,555)	(237,853)	-
Pension- SFAS 87 adjustments	a.(iii).1	(2)	(17,529)	(20,583)
Health-care SFAS 106 adjustments	a.(iii).1	(12,082)	15,770	(11,534)
Fair value of financial derivative instruments	a.(iii).2	(10,525)	10,525	-
Goodwill adjustment	a.(iii).3	4,808	4,808	4,808
Reversal of equity on results of investees recognized
under Brazilian GAAP	a.(iii).4	(126)	(25,033)	(7,007)
Consolidation of ELEJOR	a.(iii).5	(11,684)	-	-
Deferred charges	a.(iii).6	(779)	(4,217)	-
Prior period adjustment	a.(iii).7	-	3,598	-
Tax incentives investments	a.(iii).8	-	5	696
Reversal (additional) of provision for losses on tax
incentive investments	a.(iii).8	-	18,235	(4,951)
Deferred income tax effects on the adjustments above	a.(iii).9	66,934	111,658	49,041
Minority interest on the adjustments above		382	2,066	-

Net income (loss) under US GAAP		187,388	(65,011)	(453,488)

Other comprehensive income - decrease (increase) in
minimum pension plan liability, net of tax effects	a.(iii).10	27,586	165,139	(118,791)

Net income (loss) under US GAAP, net of comprehensive
income (loss) under US GAAP		214,974	100,128	(572,279)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

			Year ended December 31

	Ref. to
	Note 33	2004	2003	2002

Net income (loss) per thousand shares in accordance
with US GAAP
Common shares-Basic and Diluted	a.(iii).11	0.65	(0.24)	(1.66)

Weighted average (thousand) common shares outstanding		145,031,081	145,031,081	145,031,081

Preferred shares A-Basic and Diluted	a.(iii).11	1.27	(0.24)	(1.66)

Weighted average (thousand) preferred shares
outstanding		405,254	406,285	413,298

Preferred shares B-Basic and Diluted	a.(iii).11	0.72	(0.24)	(1.66)

Weighted average (thousand) preferred shares
outstanding		128,219,041	128,218,010	128,210,997

Net income (loss) allocated to:
Common shares		94,742	(34,454)	(240,338)
Preferred shares A		514	(97)	(685)
Preferred shares B		92,132	(30,460)	(212,465)

		187,388	(65,011)	(453,488)

b(iii) Statements of changes in shareholders' equity in accordance with US GAAP

		Year ended December 31

		2004	2003	2002

Shareholders' equity under US GAAP at beginning of the
year		5,493,177	5,435,633	6,007,912
Other comprehensive income (loss) - (increase) decrease in
additional minimum pension plan liability, net of tax effects		27,586	165,139	(118,791)
Net income (loss) for the year		187,388	(65,011)	(453,488)
Dividends - interest on equity		(96,061)	(42,584)	-

Shareholders' equity under US GAAP at end of the year		5,612,090	5,493,177	5,435,633

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The components of accumulated other comprehensive income as of and for the years ended December 31, are as follows:

	Additional minimum pension liability	Deferred income tax effect	Additional minimum pension liability, net of deferred income tax

December 31, 2001	(112,021)	38,087	(73,934)
Current period change	(179,987)	61,196	(118,791)

December 31, 2002	(292,008)	99,283	(192,725)
Current period change	250,211	(85,072)	165,139

December 31, 2003	(41,797)	14,211	(27,586)

Current period change	41,797	(14,211)	27,586

December 31, 2004	-	-	-

(c) Additional disclosures required by US GAAP

Based on the report of the Company's independent actuaries, the funded status and related amounts under US GAAP as at December 31, 2004, 2003 and 2002 for the Company's pension obligations to retirees in accordance with SFAS No. 132 (revised 2003), "Employer's Disclosures About Pensions and Other Post-Retirement Benefits", are as follows:

c(i) Retirement Pension Plan

c(i).1  Changes in Benefit Obligation

	Year ended December 31

	2004	2003

Benefit obligation, beginning of year	2,186,600	2,028,703
Service cost	4,219	4,482
Interest cost	217,022	201,401
Plan participants’ contributions	525	469
Actuarial (gain) losses	(229,778)	65,589
Benefits paid	(145,877)	(114,044)

Benefit obligation, end of year	2,032,711	2,186,600

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

c(i).2 Changes in plan assets

	Year ended December 31

	2004	2003

Fair value of plan assets, beginning of year	1,798,073	1,391,532
Actual return on plan assets	337,111	450,095
Employee's contributions	525	469
Company contributions	84,609	70,021
Benefits paid	(145,877)	(114,044)

Fair value of plan assets, end of year	2,074,441	1,798,073

c(i).3 Funded status

	Year ended December 31

	2004	2003

Actuarial present value of:
Vested benefit obligation	1,406,966	1,688,230
Non-vested benefit obligation	543,182	493,548

Total accumulated benefit obligation	1,950,148	2,181,778

Projected benefit obligation	2,032,711	2,186,600
Fair value of plan assets	(2,074,441)	(1,798,073)

Funded position	(41,730)	388,527
Unrecognized net transition obligation	-	(2)
Unrecognized net (gain) losses	339,015	(46,619)

Accrued pension expense	297,285	341,906
Adjustment to recognize additional minimum liability charged
to equity, net of intangible asset	-	41,797

Total accrual required at December 31	297,285	383,703

Recognized by the Company under Brazilian GAAP	(408,027)	(452,650)

Total adjustments to US GAAP shareholders' equity	110,742	68,947

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The unrecognized net transition obligation and net gains or losses are being amortized on a straight-line basis over 15 years.

c(i).4 Actuarial weighted average assumptions

			Percentage

	2004	2003	2002

Discount rate	10.24	10.24	10.24
Salary increase rate	6.08	6.08	6.08
Expected return on plan assets	10.24	10.24	10.24
Inflation	4.00	4.00	4.00

c(i).5 Components of Net Periodic Pension Cost

		Year ended December 31

	2004	2003	2002

Service cost	4,219	4,482	4,370
Interest cost	217,022	201,401	169,699
Expected return on assets	(180,715)	(139,454)	(123,434)
Amortizations
Net actuarial loss	-	8,044	-
Unrecognized net transition obligation	2	593	593
Employee’s contributions	(505)	(462)	(358)

Net periodic pension cost under US GAAP	40,023	74,604	50,870

Pension costs considered under Brazilian GAAP	(40,021)	(57,075)	(30,287)

Adjustment to US GAAP net income	(2)	(17,529)	(20,583)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

c(ii) Post-retirement health-care plan

c(ii).1 Changes in benefit obligation

	Year ended December 31

	2004	2003

Benefit obligation, beginning of year	336,778	242,068
Service cost	6,134	4,274
Interest cost	34,061	24,426
Actuarial (gain) losses	(7,210)	75,268
Benefits paid	(14,545)	(9,258)

Benefit obligation, end of year	355,218	336,778

c(ii).2 Changes in plan assets

	Year ended December 31

	2004	2003

Fair value of plan assets, beginning of year	60,161	55,538
Actual return on plan assets	12,090	6,053
Company’s contributions	24,378	7,828
Benefits paid	(14,545)	(9,258)

Fair value of plan assets, end of year	82,084	60,161

c(ii).3 Funded status

		December 31

	2004	2003

Total accumulated benefit obligation	355,218	336,778
Fair value of plan assets	(82,084)	(60,161)

Funded position	273,134	276,617
Unrecognized net transition obligation	(54,224)	(63,274)
Unrecognized net losses	(49,484)	(72,594)

Total accrual required at December 31,	169,426	140,749
Recognized by the Company under Brazilian GAAP	(259,655)	(243,060)

Total adjustments to US GAAP shareholders' equity	90,229	102,311

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

c(ii).4 Net periodic post-retirement costs

	Year ended December 31

	2004	2003	2002

Service cost	6,134	4,274	4,192
Interest cost	34,061	24,426	22,239
Expected return on plan assets	(2,340)	(1,899)	(1,173)
Amortizations
Net actuarial loss	5,908	1,176	1,411
Unrecognized net transition obligation	9,050	9,050	9,050

Net periodic post retirement cost under US GAAP	52,813	37,027	35,719

Post retirement costs considered under Brazilian GAAP	(40,731)	(52,797)	(24,185)

Adjustment to US GAAP net income	(12,082)	15,770	(11,534)

c(iii) Asset allocation and investment strategy

The asset allocation for the Company's pension and health-care plans at the end of 2004 and 2003, and the target allocation for 2005, by asset category, follows:

		Year ended December 31

	Target allocation for 2005	2004	2003

Equity securities	28.3%	28.3%	29.0%
Real estate	2.4%	2.4%	3.0%
Loans	1.0%	1.0%	1.0%
Fixed income	68.0%	68.0%	67.0%
Other	0.3%	0.3%	-

	100.0%	100.0%	100.0%

The plan investment strategy is based on a long-term macroeconomic scenario. This scenario presents low Brazil’s risk, moderate economic growth, stable inflation and exchange rates, and moderate interest rates. The devised asset mix is composed by fixed income, equity securities, loans and real estate. The fixed income target allocation ranges from 37% to 100%, equity securities target allocation is up to 50%, real estate is up to 8% and loans, up to 5%.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The Company expects to contribute R$ 114,913 to its pension plan and R$ 32,996 to its post retirement benefit plan in 2005.

c(iv) Concentration of credit risk

Credit risk with respect to customer accounts receivable is diversified. COPEL continually monitors its customer accounts receivable and limits its exposure to bad debts by curtailing service if any invoice is one month overdue. Exceptions comprise supply of electricity that must be maintained for reasons of safety or national security. The Company purchased electricity for resale from Eletrobrás (Itaipu) totaling R$ 439,494, R$ 395,664 and R$ 425,476, corresponding to 45.6%, 36.3% and 53.3% of the cost of electricity purchased for resale, in 2004, 2003 and 2002, respectively. Eletrobrás owns 1.1% of the Company's common shares.

c(v) Operating income in accordance with US GAAP

The extraordinary item expense of R$ 302,967 recorded in the year ended December 31, 2002, under Brazilian GAAP Statements of Operations after Minority interest (See Note 9) should be considered as operating expense under US GAAP.

c(vi) New US GAAP accounting pronouncements

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”. SFAS No. 123R eliminates the alternative to use Opinion no. 25's intrinsic value method of accounting that was provided in SFAS No. 123 as originally issued. SFAS No. 123R requires entities to recognize the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS No. 123R requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of the award will be remeasured at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Currently, the Company does not provide any share-based payment for employees or non-employees.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29, which eliminates the exception from fair value measurements for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The Company will apply this standard if nonmonetary assets exchanges occur in the fiscal years beginning after June 15, 2005.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, an amendment of ARB no. 43, Chapter 4, which requires idle facility expenses, excessive spoilage, and double freight and rehandling costs to be treated as current period charges and also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Accounting Research Bulletin No. 43, Inventory Pricing, previously required such expenses to be treated as current period expenses only if they meet the criterion of "so abnormal", which was not a defined term. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier adoption permitted. The Company is analyzing the requirements of this new standard and believes that its adoption will not have a significant impact on the financial position, operating result or cash flows.

In September 2004, FASB issued FSP Emerging Issues Task Force (“EITF”) edition 03-1-1, which postpones the implementation of paragraphs 10-20 of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. Paragraphs 10-20 of EITF 03-1 provide guidance on how to evaluate and recognize a provision for non-temporary loss. The implementation of these paragraphs was postponed up to the publication of the proposal of FSF EITF No. 03-1a. The Company does not expect any significant impact of EITF No. 03-1 on the financial position, operating income or cash flows.

At the meeting held on March 31, 2004, the EITF came to a final consensus about EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”. Usually, participating securities entitles to a portion of a Company’s income frequently through a formula related to dividends of the common shares of the Company. This standard clarifies the term “participating securities”, under FASB No. 128. When an instrument is considered as a “participating security”, it has the potential of significantly reducing the basic earnings per common share because the “two-class method” should be used to compute the effect of the instrument on earnings per share. The consensus also includes other instruments which terms include a specific participation, as well as allocation of loss. If undistributed gains should be allocated in “participating securities” using the “two-class method”, losses should also be allocated. Even though, EITF 03-6 limits this allocation only to situations in which the securities have (1) the right to profit sharing in the Company, and (2) an objective and determinable contractual obligation for participation in the Company’s losses. The consensus obtained with EITF 03-6 is effective for fiscal years starting after March 31, 2004. EPS in prior years should be retroactively adjusted to comply with EITF 03-6. The Company does not expect that this standard have any impact on the calculations of the Basic and Diluted EPS.

* * *