Form 20-F
period 2005-12-31
ENERGY CO OF PARANA
filed 2006-06-30
CIK 1041792

As filed with the Securities and Exchange Comission on June 30, 2006

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 Commission file number: 001-14668

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

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as December 31, 2005:

145,031,080,782 Common Shares, without par value
403,715,012 Class A Preferred Shares, without par value
128,220,580,476 Class B Preferred Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes            No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes            No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes            No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated             Accelerated filer             Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17             Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes            No

i

PRESENTATION OF INFORMATION

     In this Annual Report, we refer to Companhia Paranaense de Energia – COPEL, and, unless the context otherwise requires, its consolidated subsidiaries as “Copel,” the “Company,” “we” or “us”.

     References to (1) the “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular) and (2) “U.S. dollars,” “dollars“ or “U.S.$” are to United States dollars.

     The audited consolidated financial statements of Copel as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this Annual Report (the “Consolidated Financial Statements”) have been prepared in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on:

  Brazilian Law No. 6,404/76, as amended by Law No. 9,457/97 and Brazilian Law No. 10,303/01, which we refer to collectively as the Brazilian Corporation Law (“Brazilian Corporation Law”);

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

     Financial information in this Annual Report is presented in reais. On June 1, 2006, the commercial selling rate for reais was R$2.2713 per U.S.$1.00.

     Our Consolidated Financial Statements presented in this annual report on Form 20-F restate our provisions for research and development programs and energy efficiency programs for the years ended December 31, 2004 and 2003. For additional information, see “Item 5. Operating and Financial Review and Prospects – Restatement of our Previously Issued Financial Statements” and Note 2(b) to our Consolidated Financial Statements.

     References in this Annual Report to the “Common Shares,” “Class A Shares“ and “Class B Shares” are to our common shares, class A preferred shares and class B preferred shares, respectively. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing 1,000 Class B Shares. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

     Certain terms are defined the first time they are used in this Annual Report. The “Index of Defined Terms” that begins on page 107 lists those terms and where they are defined. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary” that begins on page 108.

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

     The selected financial data as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 have been derived from our Consolidated Financial Statements. The selected financial data as of December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 have been derived from our audited financial statements that are not included in this Annual Report.

     As stated above, our Consolidated Financial Statements are prepared in accordance with Brazilian GAAP, which differs in certain material respects from U.S. GAAP. See Note 33 to our Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2005 and 2004 and net income for the years ended December 31, 2005, 2004 and 2003.

	As of and for the year ended December 31,

	2005	2004(2) (6)	2003(1) (6)	2002	2001

	(millions of reais)
Income Statement Data:
Brazilian GAAP
Net operating revenues	4,854	3,926	3,094	2,668	2,262
Operating expenses	(4,034)	(3,315)	(2,989)	(2,353)	(1,587)
Operating income	820	611	105	315	675
Financial income (expenses), net	(101)	(19)	160	(415)	(74)
Equity in results of investees	9	2	17	(34)	27
Other income (expense), net	(11)	(7)	(21)	(22)	(6)
Income taxes	(198)	(196)	(89)	41	(147)

Income (loss) before minority interest and
extraordinary item	519	391	172	(115)	475
Minority interest	(17)	(21)	(14)	––	––
Extraordinary item, net of tax effect	—	––	––	(205)	––
Net income (loss)	502	370	158	(320)	475
Dividends declared	123	96	43	––	170

U.S. GAAP
Operating income	884	279	(270)	133	447
Net income (loss)	556	124	(72)	(454)	335

Balance Sheet Data:
Brazilian GAAP
Current assets(3)	2,472	1,653	1,382	1,053	964
Recoverable rate deficit (CRC)(4)	1,182	1,197	1,036	909	737
Non-current assets(5)	2,062	2,222	2,165	1,662	1,387
Property, plant and equipment, net	5,991	5,731	5,406	5,334	5,334
Total assets	10,946	10,018	9,378	8,547	8,129
Loans and financing and debentures (current)	215	671	273	198	290
Current liabilities	2,352	2,337	1,305	816	941
Loans and financing and debentures (long-term)	1,829	1,160	1,736	2,016	1,154
Long-term liabilities	2,963	2,453	3,210	3,026	2,143
Shareholders’ equity	5,487	5,108	4,834	4,726	5,045
Capital stock	3,480	3,480	2,900	2,900	1,620

U.S. GAAP
Total assets	11,137	10,589	10,058	9,617	9,858
Long-term liabilities	2,818	2,837	2,913	3,454	2,940
Shareholders’ equity	5,964	5,530	5,475	5,424	6,008

	As of and for the year ended December 31,

	2005	2004	2003	2002	2001

	(R$ except numbers of shares)
Share and per share data:
Brazilian GAAP
Net income (loss) per 1,000 shares at	1.84	1.35	0.58	(1.17)	1.74
year end:
Dividends per 1,000 shares:(8)
Common Shares	0.43	0.33	0.15	––	0.59
Preferred Shares—Class A	1.27	1.27	1.06	––	0.65
Preferred Shares—Class B	0.47	0.37	0.16	––	0.65
Number of shares outstanding at year
end (in thousands):
Common shares	145,031,081	145,031,081	145,031,081	145,031,081	145,031,081
Preferred shares Class A	403,715	404,332	405,611	413,298	413,298
Preferred shares Class B	128,220,580	128,219,963	128,218,684	128,210,997	128,210,997

Total	273,655,376	273,655,376	273,655,376	273,655,376	273,655,376

U.S. GAAP
Basic and Diluted - Earnings (loss)
per 1,000 shares:
Common Shares	1.94	0.43	(0.50)	(1.66)	1.17
Preferred Shares—Class A	1.27	1.27	1.06	(1.66)	0.65
Preferred Shares—Class B	2.14	0.48	––	(1.66)	1.29
Shares outstanding (weighted
average):
Common Shares	145,031,081	145,031,081	145,031,081	145,031,081	145,031,081
Preferred Shares—Class A	404,197	405,254	406,285	413,298	413,298
Preferred Shares—Class B	128,220,098	128,219,041	128,218,010	128,210,997	128,210,997

Total	273,655,376	273,655,376	273,655,376	273,655,376	273,655,376

(1)
The 2003 financial information includes the accounts of our subsidiary Companhia Paranaense de Gás – Compagas. As authorized by the CVM, Compagas was not originally included in our consolidated financial statements for 2003, since it did not have a significant impact in our consolidated financial statements. Since 2004, we have consolidated Compagas and for comparative purposes, we have also consolidated Compagas for 2003.

(2)
The 2004 financial information includes the accounts of our subsidiary Centrais Eléctricas do Rio Jordão S.A.—ELEJOR. As authorized by the CVM, ELEJOR was not originally included in our consolidated financial statements for 2004, since it did not have a significant impact in our consolidated financial statements. Since 2005, we have consolidated ELEJOR and for comparative purposes, we also consolidated ELEJOR for 2004.

(3)	Including the current balances of recoverable rate deficit (CRC) in the amount of R$32 million in 2005, R$29 million in 2004, R$124 million in 2003, R$43 million in 2002, and R$36 million in 2001.
(4)	Including both current and non-current CRC accounts receivable.
(5)
Including the non-current balances of recoverable rate deficit (CRC) in the amount of R$1,150 million in 2005, R$1,168 million in 2004, R$912 million in 2003, R$866 million in 2002, and R$701 million in 2001.

(6)
The Brazilian GAAP financial information was restated to correct the accounting treatment for provision for research and development (R&D) and energy efficiency programs (EEP) and other adjustments as of December 31, 2004 and 2003 and for the years then ended. See Note 2(b) to our consolidated financial statements.

(7)	Amounts shown for 2005, 2004, 2003 and 2001 represent interest on equity, which we elected to pay in lieu of dividends.

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

     The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated. Prior to March 14, 2005, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. The table uses the commercial selling rate prior to March 14, 2005.

	Exchange Rate of Brazilian Currency per U.S.$1.00

Year	Low	High	Average(1)	Year-End

2001	1.9357	2.8007	2.3532	2.3204
2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9171	2.6544
2005	2.1633	2.7621	2.4125	2.3407

_____________
Source: Central Bank.
(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

Month	Low	High

December 2005	2.1800	2.3735
January 2006	2.2116	2.3460
February 2006	2.1177	2.2217
March 2006	2.1067	2.2238
April 2006	2.0892	2.1542
May 2006	2.0586	2.3711

_____________
Source: Central Bank

     On June 1, 2006, the Central Bank selling rate was R$2.2713 per U.S.$1.00.

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

     In the past, the Brazilian government has often changed monetary, fiscal and other policies to influence the course of Brazil’s economy. The Brazilian government may take similar measures in the future, with adverse effects to our business, financial condition and results of operations. We have no control over, and cannot predict, how such intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues. Our operations, financial condition, prospects and the market price of the Class B Shares and ADSs may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

  fluctuations in exchange rates;

  base interest rate fluctuations;

  inflation;

  liquidity of domestic capital and lending markets;

  structural and investment deficiencies in the energy sector;

  changes in tax laws, including charges applicable to specific industry sectors;

  exchange controls and restrictions on remittances abroad; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

A devaluation of the real would lead to losses on our liabilities denominated in or indexed to foreign currencies, a reduction in our profits, an increase in our operational costs, or a decline in the market price of the Class B Shares and ADSs.

     The exchange rate between the real and the U.S. dollar has fluctuated significantly in recent years. For example, the U.S. dollar/real exchange rate rose from R$2.3204 per U.S. dollar at December 31, 2001 to R$3.5333 per U.S. dollar at December 31, 2002. However, the stability established by the economic policies adopted by the administration of President Lula has restored confidence in the Brazilian market. This has resulted in an appreciation of the real in 2005 of 13.4%, to R$2.3407 per U.S.$1.00 as of December 31, 2005. During the first five months of 2006, the real appreciated by 1.75% to R$2.3005 per U.S. dollar at May 31, 2006.

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

     Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rates of inflation, measured in accordance with the variation of the ¥ndice Geral de Preços — Disponibilidade Interna (“IGP-DI”) index, were 7.7% in 2003, 12.1% in 2004, 1.2% in 2005 and 0.61% for the five months ended May 31, 2006. Inflation, certain governmental measures taken to combat inflation and public speculation about possible future government actions have in the past had significant negative effects on the Brazilian economy. If Brazil experiences substantial inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Political instability may adversely affect our results of operations and the price of our Class B Shares and ADSs.

     The performance of the Brazilian economy has historically been influenced by the domestic political situation. Political crises have, in the past, affected the confidence of investors and of the general public and resulted in economic slowdowns, adversely affecting the market price of the shares of listed companies.

     The Brazilian Congress is currently conducting investigations into, among other matters, allegations related to political campaign contributions that were unaccounted for or not publicly disclosed, including contributions made to various important members of the current administration. Such allegations have resulted in the replacement of key ministers and have occupied most of Congress’ agenda this year. If these investigations were to impact the confidence of the general public and/or of investors resulting in an economic slowdown in Brazil, our results of operations and the price of our units would be adversely affected.

     Additionally, presidential elections in Brazil are scheduled to take place in October 2006, and we cannot assure you that the next administration will maintain the economic policies that were adopted by the current administration. Brazil’s GDP growth rate was 0.5% in 2003, 4.9% in 2004 and 2.3% in 2005. The Brazilian economy’s limited growth in the past few years contributed to the uncertainty of whether the economic policies adopted by the current administration will be maintained either by the current administration up to the elections or by the next administration. If the current or the next administration promotes significant changes in economic policies currently adopted, and such changes result in an economic slowdown in Brazil, our results of operations and the market price of our units may be adversely affected.

     In addition, market prices of shares of Brazilian companies have been volatile during presidential elections in the past. Uncertainties about the outcome of the election, and speculation about actions of the future government, may influence investors’ perception of risk in Brazil and have a negative impact on the market price of our Class B Shares and ADSs.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other emerging economies, which may have a negative effect on the market price of our Class B Shares and ADSs and may restrict our access to international capital markets.

     Economic and market conditions in other emerging market countries, especially those in Latin America, may influence the market for securities issued by Brazilian companies. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. In the wake of economic problems in various emerging market countries in recent years (such as the Asian financial crisis of 1997, the Russian financial crisis of 1998 and the Argentine financial crisis that began in 2001), investors viewed investments in emerging markets with heightened caution. These crises produced a significant outflow of U.S. dollars from Brazil, negatively affecting the price of securities issued by Brazilian companies and causing Brazilian companies to face higher costs for raising funds, both domestically and abroad, and impeding access to international capital markets. Crises in other emerging market countries could hamper investor enthusiasm for securities of Brazilian issuers, including ours, which could adversely affect the market price of our Class B Shares and ADSs.

Changes in Brazilian tax policies may have an adverse effect on us.

     The Brazilian government has changed its tax policies in ways that affect the electricity sector, and it may do so again in the future. These changes include amendments to the tax rates and, occasionally, collection of temporary taxes related to specific governmental purposes. Some of such measures may lead to an increase of taxes and we may be unable to adjust our tariffs accordingly, in which case we may be adversely affected.

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

  elect a majority of the members of our Board of Directors; and

  determine the outcome of any action requiring common shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of any future dividends.

     Brazilian government policy could have a material adverse effect on us and our business, results of operations, financial condition or prospects. In 2003, as a result of the election of a new administration to govern the State of Paraná, significant modifications were made to our Board of Directors and senior management, which led to changes in certain aspects of our strategy and operations. In particular, after ANEEL granted us a tariff increase in June 2003, our Board of Directors established a discount in an equal amount, effectively reversing the tariff increase for all our customers, except those who do not pay their bills on time. Since January 1, 2004, we have reduced the discount to customers who pay their statements on time, although these customers still receive a discount from the tariff increase set by ANEEL. Since August 1, 2005, the average discount afforded to such customers was 6.8% of the tariff approved by ANEEL.

     In June 2006, ANEEL authorized us to increase tariffs by an average of 5.12% pursuant to the annual tariff readjustment. Our management and our Board of Directors have decided to apply the entire amount of this increase, without offering a discount to certain of our customers as we have done in the past.

We are largely dependent upon the economy of the State of Paraná.

     Our market for the majority of our sales of electricity is located in the State of Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná. We cannot assure you that economic conditions in Paraná will be favorable to us in the future.

We are involved in several lawsuits that could have a material adverse effect on our business if their outcome is unfavorable to us.

     We are the defendant in several legal actions, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially adversely affect our business and the value of the Class B Shares and ADSs. See “Item 8. Financial Information—Legal Proceedings”.

The development of power generation projects is subject to substantial risks.

     In connection with the development of a generation project, we generally must obtain feasibility studies, governmental concessions or authorizations, permits and approvals, condemnation agreements, equipment supply agreements, engineering, procurement and construction contracts sufficient equity and debt financing and site agreements, each of which involves third parties over which we have no control. In addition, project development is subject to environmental, engineering and construction risks that can lead to cost overruns, delays and other impediments to timely complete within a project’s budget. We cannot assure you that all required permits and approvals for our projects will be obtained, that we will be able to secure private sector partners for any of our projects, that we or any of our partners will be able to obtain adequate financing for our projects or that financing will be available on a non-recourse basis to us. If we are unable to complete a project, whether at the initial development phase or after construction has commenced, we may not be able to recover our investment in such a project, which may be substantial.

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

     ANEEL has substantial discretion to establish the tariff rates we charge our customers. Our tariffs are determined pursuant to a concession agreement with ANEEL and in accordance with ANEEL’s regulatory decision-making authority.

     Our concession agreement and Brazilian law establish a price cap mechanism that permits three types of tariff adjustments: (1) annual readjustment (reajuste anual), (2) periodic revision (revisão periódica) and (3) extraordinary revision (revisão extraordinária). We are entitled to apply each year for the annual readjustment, which is designed to offset some effects of inflation on tariffs and pass through to customers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain other regulatory charges, including charges for the use of transmission facilities. In addition, ANEEL carries out a periodic revision every four years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff readjustments, the effect of which is to ensure that we share any efficiency gains with our customers. We are also entitled to request an extraordinary revision of our tariffs if unpredictable costs significantly alter our cost structure.

     We cannot assure you that ANEEL will establish tariffs at rates that are favorable to us. In addition, to the extent that any of these adjustments are not granted by ANEEL in a timely manner, our financial condition and results of operations may be adversely affected.

We may face increased competition that could adversely affect our market share and revenues.

     Within our concession area we do not currently face competition in the distribution of electric energy to residential, commercial and industrial customers of low voltage supply. However, as a result of legislation passed in 1995 and 1998, other suppliers are permitted to offer electricity to certain large electricity customers that meet the regulatory requirements to qualify as Free Consumers. Free Consumers are those customers with demand equal to or greater than 3MW that are supplied at a voltage level equal to or greater than 69kV or, in the case of customers that have entered the market since July 1995, customers with demand equal to or greater than 3MW that are supplied at any voltage level. These Free Consumers may be offered electricity at lower prices than those we currently charge. Our distribution business is not able to compete with these suppliers since it has not been allowed to enter into agreements with Free Consumers since December 2004, although our generation business has retained the right to compete with such suppliers.

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

     During 2001, Brazil experienced a severe shortage of capacity to generate electrical energy. The crisis was largely due to a lack of investment in power generation and to drought conditions throughout much of the country, which caused storage levels at hydroelectric plants (which, at the time, accounted for 88.3% of the country’s generating capacity) to fall to less than one-third of their capacity.

     In order to avoid the possibility of rolling blackouts, the Brazilian government announced measures in June 2001 aimed at the reduction of electricity consumption in the southeastern, central-western and northeastern regions of Brazil by an average of 20.0% . The Brazilian government also announced surcharges for those who did not meet their cutback quotas and incentives for those who did. The State of Paraná, as well as the other southern states in Brazil, were exempted from these measures because the southern region did not experience the drought conditions and the plants in the region were able to maintain their normal operating capacity. The restrictions remained in effect until February 28, 2002.

     In the future, if the generation capacity in Brazil does not increase to meet the growth in demand, or if there are water shortages, which affect the ability of hydroelectric facilities to operate, the Brazilian government may adopt further measures to reduce energy consumption in the country, including the State of Paraná. These measures, if adopted could have a material adverse effect on our financial conditions and results of operations.

We are subject to extensive governmental legislation and regulation and to major regulatory changes that are still being implemented by the Brazilian government, and we cannot be certain of their effect on our business and results of operations.

     We are a major Brazilian power company that generates, transports and distributes electricity to customers in the State of Paraná. In recent years, the Brazilian government has implemented policies that have had a far-reaching impact on the Brazilian power industry and, in particular, the electricity industry. Law No. 10,848, Lei do Novo Modelo do Setor Elétrico (the “New Industry Model Law”), which regulates the operations of companies in the power industry, was enacted on March 15, 2004. The New Industry Model Law remains subject to the implementation resolutions of ANEEL, and its constitutionality is currently being challenged in the Brazilian Supreme Court. The Brazilian Supreme Court has not yet reached a final decision and, therefore, the New Industry Model Law is currently in force. If all or a relevant portion of the New Industry Model Law is found unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the New Industry Model Law may change, thus generating uncertainty as to how and when the Brazilian government will be able to introduce changes to the electricity industry.

     The impact on our business of the regulatory changes introduced by the New Industry Model Law, the above-mentioned legal proceedings and possible future reforms in the power industry are difficult to predict, and could all adversely affect our business and results of operation. For more information, see “Item 4. Information on the Company—The Brazilian Power Industry—Reform of the Electric Energy Industry.”

We may be forced to purchase energy in the spot market to meet customer demand, and the price of spot market energy purchases may be substantially higher than the price of energy under our long-term energy purchase agreements.

     Under the New Industry Model Law, electric energy distributors, including us, must contract, through public bids conducted by ANEEL, 100.0% of the forecasted electric energy demand for their respective distribution concession areas, up to five years prior to the actual delivery of electric energy. Under the prior regulatory regime, we were required to contract 95.0% of our forecasted electric energy demand. If our forecasts fall significantly short of actual electricity demand, we may be forced to make up the shortfall with short-term electricity purchase agreements. We cannot guarantee that our forecasts for energy demand in our distribution concession area will be accurate, and if they are not, we may face significantly higher prices in the spot market to satisfy our electric energy distribution obligations, as well as penalties imposed by the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica (“CCEE”)). Additionally, the Federal Government may adopt new procedures for energy trading if these public auctions are not successful and we cannot be certain of the effect of any such new procedures on our financial condition and results of operations.

The New Industry Model Law requires us to change how we sell the energy we generate and how we buy the energy we distribute. This could adversely affect our profitability, our cash flows and expose us to different risks.

     In 2005, approximately 21.6% of the electricity we produced was committed under the initial supply contract between our subsidiaries Copel Geração S.A. (“Copel Geração”) and Copel Distribuição S.A. (“Copel Distribuição”). This initial supply contract terminated in December 2005. Under the New Industry Model Law, since January 2005, Copel Geração has had to sell the remaining electric energy previously committed under our initial supply contracts (the “Initial Supply Contracts”) directly in the regulated market (the “Pool”), in the spot market or to Free Consumers, and Copel Distribuição has had to purchase energy from the Pool. Although we have not encountered significant difficulties selling most of our unsold energy in the Pool, we cannot guarantee that we will be able to do so in the future or that the quantities and prices of such sales will be satisfactory, or at least similar to the term of our initial supply contracts. If we do not succeed in selling such electric energy in the Pool or to Free Consumers, we may be forced to sell it at significantly lower prices in the spot market. Such a situation could adversely affect our revenues and results of operations.

We generate a portion of our operating revenues from Free Consumers who may seek other energy suppliers upon the expiration of their contracts with us.

     During 2005, we provided electricity to 20 Free Consumers, representing approximately 2.0% of our net operating revenues and approximately 6.3% of the total quantity of electricity sold by us to Final Customers. Approximately 17.0% and 15.0% of the megawatts sold under contract to such customers are set to expire in 2006 and 2007, respectively. There can be no assurance that, upon the expiration of these contracts, the Free Consumers will purchase energy from us.

     At December 31, 2005, we had 34 customers that were eligible to qualify as Free Consumers upon the expiration of their agreements with us. There can be no assurance that upon becoming Free Consumers, such customers will continue to purchase energy from us. A loss of business to other energy suppliers serving Free Consumers would lower our cash flow and could adversely affect our market share.

Our equipment, facilities and operations are subject to numerous environmental and health regulations which may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

     Our distribution, transmission and generation activities are subject to comprehensive federal, state and local legislation as well as supervision by Brazilian governmental agencies that are responsible for the implementation of environmental and health laws and policies. These agencies could take enforcement action against us for our failure to comply with their regulations and with requirements established for the maintenance of our environmental licenses. These actions could include, among other things, the imposition of fines and revocation of licenses. It is possible that enhanced environmental and health regulations will force us to allocate capital expenditures towards compliance, and consequently, divert funds away from planned investments. Such a diversion could have a material adverse effect on our financial condition and results of operations.

Changes in the laws and regulations issued by ANEEL may adversely affect us and other companies that operate in the electricity sector.

     Our main commercial activities are subject to extensive regulation by various Brazilian regulatory authorities, including ANEEL. ANEEL has the authority to regulate and oversee various aspects of our business, including the power to require us to reduce our tariffs or to increase our investments. If we are obliged by ANEEL to make additional and unexpected capital investments and are not allowed to adjust our tariffs accordingly, or if ANEEL modifies the regulations related to such adjustment, we may be adversely affected.

     In addition, our main commercial activities, the implementation of our strategy for growth, as well as the ordinary carrying out of our business may be adversely affected by governmental actions such as:

  changes to current legislation applicable to our business;

  changes and/or the termination of federal and state concession programs;

  creation of more rigid criteria for qualification in future public energy auctions; and

  delay in the revision and implementation of new annual tariffs.

     If we are required to conduct our business in a manner substantially different from our current operations, as a result of regulatory changes, our results of operations and financial results may be adversely affected.

ANEEL could penalize us for failing to comply with the terms of our concessions, and we may not recover the full value of our investment in the event that any of our concessions are terminated.

     We carry out our distribution, generation and transmission activities pursuant to concession agreements executed by our subsidiaries with the Federal government through ANEEL. Our concessions are for terms of 30 to 35 years and may be renewed if certain conditions are met. In the event that we fail to comply with any term of our concessions or applicable laws, ANEEL may impose penalties on us, which may include the imposition of substantial fines (in some instances, up to two percent of a concessionaire’s revenues in the fiscal year immediately preceding the assessment) and restrictions on our operations. ANEEL may also terminate our concessions prior to the expiration of their terms if we fail to comply with their provisions, if we are declared bankrupt, if we are dissolved or if ANEEL determines, through an expropriation proceeding, that terminating our concession would be in the public interest. If ANEEL terminates any of our concessions before their expiration, we would not be able to operate the segment(s) of our business that had been authorized by the concession. Furthermore, any compensation that we may receive from the Federal Government for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment. The early termination or non-renewal of any of our concessions or the imposition of severe fines or penalties by ANEEL could have a material adverse effect on our financial condition and results of operations. See “The Brazilian power industry—Concessions.”

Risks Relating to the Class B Shares and ADSs

As a holder of ADSs you will generally not have voting rights at our shareholders’ meetings.

     In accordance with the Brazilian Corporation Law and our by-laws, holders of the Class B Shares, and thus of the ADSs, are not entitled to vote at our shareholders’ meetings except in limited circumstances. This means, among other things, that you, as a holder of the ADSs, are not entitled to vote on corporate transactions, including any proposed merger with other companies.

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

     Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of minority shareholder interests may be less well developed and enforced in Brazil than in the United States, which could potentially disadvantage you as a holder of the preferred shares and ADSs. For example, when compared to Delaware general corporation law, Brazilian Corporation Law and practice has less detailed and well-established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Brazilian companies must hold 5.0% of the outstanding share capital of a corporation to have standing to bring shareholders’ derivative suits, and shareholders in Brazilian companies ordinarily do not have standing to bring a class action.

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

     You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais into foreign currencies. The Brazilian government last imposed remittance restrictions for a brief period in 1989 and early 1990. Re-imposition of these restrictions would hinder or prevent your ability to convert dividends, distributions or the proceeds from any sale of Class B Shares, as the case may be from reais, into U.S. dollars or other currencies and to remit those funds abroad. We cannot assure you that the Brazilian government will not take similar measures in the future.

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

Item 4. Information on the Company

THE COMPANY

     We are a fully integrated electric power company engaged in the generation, transmission and distribution of electricity in the Brazilian State of Paraná, pursuant to concessions granted by the Brazilian regulatory agency for the electric sector, ANEEL. We also provide telecommunications and information technology services and other services through various partnerships that we maintain. At December 31, 2005, we generated electricity at seventeen hydroelectric plants and one thermoelectric plant, with a total installed capacity of 4,549.6 MW (approximately 99.6% of which is hydroelectric). Our electric power business is subject to comprehensive regulation by ANEEL.

     We hold concessions to distribute electricity in approximately 98.0% of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. At December 31, 2005, we owned and operated 6,996.5 kilometers of transmission lines and 165,576 kilometers of distribution lines, constituting the second-largest distribution network in Brazil. Of the electricity volume we supplied to those of our customers who use the energy for their own needs and do not sell such energy on to other parties (“Final Customers”) during 2005:

  40.9% was to industrial customers;

  24.9% to residential customers;

  17.3% to commercial customers; and

  16.9% to rural and other customers.

     In 2005, residential consumption, which accounts for 24.9% of our market sales to Final Customers, grew by 4.2% in 2005, as evidenced by the rate of consumption per residential customer, which reached 151.4 kWh/month in 2005, 1.5% higher than 2004 (149.2 kWh/month). Such growth has resulted mostly from higher sales of electronics, particularly DVD players, TV sets, and personal computers, following a credit expansion which began in early 2004.

     Commercial consumption, which accounts for 17.3% of our market sales to Final Customers, recorded the best performance among major customer categories, with a 6.8% rate of growth. The retail business benefited from the greater availability of credit to individual customers, from the overall increase in the number of customers (2.5% over 2004), and from the opening of new business, particularly malls, which have recorded high sales figures.

     The 5.2% rate of growth in rural consumption was due mainly to the increase in average consumption, which resulted from the increase in producers’ income from good harvests in 2002/2003 and 2003/2004, enabling them to invest in electric machinery.

     Consumption by the industrial segment (taking into account only Copel Distribuição’s captive market) dropped by 9.3%, due to the transfer of Free Consumers to Copel Geração in April 2005. The total industrial consumption, however, grew by 1.8% with the addition of these Free Consumers. The business segments which recorded greater expansion in 2005 were paper, cardboard, and pulp, with 27.4% growth, and rubber and plastics, with a 5.4% rate of growth.

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

     Key elements of our strategy include the following:

  Changing our capital expenditure priorities to emphasize modernizing our transmission network and improving the reliability of our transmission and distribution systems;

  Investing in new generation projects;

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

     Historical Background

     We were formed in 1954 by the State of Paraná to engage in the generation, transmission and distribution of electricity, as part of a plan to bring the electric power sector under state control. We acquired the principal private power companies located in the State of Paraná in the early 1970s. During the period from 1970 to 1977, we significantly expanded our transmission and distribution network and the connection of our network to networks in other Brazilian states. In 1979, a change in state law permitted us to extend our generating activities to include production from sources other than hydroelectric plants.

     Relationship with the State of Paraná

     The State of Paraná owns (directly and indirectly) 58.6% of our Common Shares and, consequently, has the ability to control the election of the majority of the members of our Board of Directors, the appointment of senior management and our direction, future operations and business strategy.

     Corporate Structure

     Prior to 2001, we were a single corporation engaged in the generation, transmission and distribution of electricity and in certain related activities. In order to facilitate our proposed privatization and compliance with the changed regulatory regime, we transferred our operations to four wholly-owned subsidiaries—one each for generation, transmission, distribution and telecommunications—and our investments in other companies to a fifth wholly-owned subsidiary. This corporate restructuring was completed in July 2001.

     Business

     During 2005, we produced 47.0% of the electricity we delivered. In addition to the energy we produce, we are required, like certain other Brazilian distribution companies, to purchase energy from Itaipu Binacional (“Itaipu”) in an amount determined by the Brazilian government based on our sales of electricity. Itaipu is the largest operating hydroelectric power plant in the world, with an installed capacity of 12,600 MW. Pursuant to a 1973 treaty between Brazil and Paraguay, Brazil purchases a substantial majority of the electricity generated by Itaipu. The following chart sets forth the sources and uses of electricity we delivered during 2005. Amounts other than percentages are in GWh. The classification of our energy sales is based on the regulatory structure discussed in “—The Brazilian Power Industry.”

The following table sets forth the total electricity we generated, purchased from Itaipu and purchased from others in the last five years.

	Year ended December 31,

	2005	2004	2003	2002	2001

			(GWh)

Electricity we generated	18,436	19,121	16,598	19,100	24,380
Electricity we purchased from Itaipu	4,683	4,609	5,678	4,845	4,640
Auction—CCEAR	8,229	0	0	0	0
Electricity we purchased from others(1)	7,839	5,805	7,286	4,587	419

Total	39,187	29,535	29,562	28,532	29,439

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

	Year ended December 31,

	2005	2004	2003	2002	2001

	(GWh)

Electricity delivered to Final Customers (retail
and unregulated) (2)	18,697	18,736	18,782	18,551	18,037
Electricity delivered to distributors in the State
of Paraná	450	484	468	411	449
Electricity delivered to out of state distributors
under Initial Supply Contracts	35	70	105	140	140
Bilateral Agreements	3,778	4,134	2,410	679	516
Auction—CCEAR	8,488	0	0	0	0
Electricity delivered to the Wholesale Energy
Market and the Interconnected Power
System (1)	4,470	4,101	6,199	7,119	8,609

Subtotal	35,917	27,525	27,964	26,900	27,751

Losses—Distribution System	3,269	2,010	1,598	1,632	1,688

Total	39,187	29,535	29,562	28,532	29,439

_____________
(1)	Includes capacity made available but not fully delivered.
(2)	Includes the Free Customers that terminated their agreements by the end of 2004.

Generation and Purchases of Energy

Generation Facilities

     At December 31, 2005, we operated seventeen hydroelectric plants and one thermoelectric plant, with a total installed capacity of 4,549.6 MW. We produce electricity almost exclusively through our hydroelectric plants. Our assured energy, which represents our minimum potential total output, totaled 17,175 GWh in 2005. The actual generation in any year differs from assured energy, depending on hydrological conditions and other factors. We generated 18,436 GWh in 2005, 19,121 GWh in 2004, and 16,598 GWh in 2003. The generation of electrical energy at our hydroelectric plants is supervised and coordinated by our generation operation center in the city of Curitiba, which is presently responsible for the operation of approximately 98.8% of our total installed capacity.

     The following table sets forth certain information relating to our plants in operation at December 31, 2005.

		Installed	Assured	Placed In	Concession
Type	Plant	Capacity	Energy (1)	Service	Expires

		(MW)	(GWh/yr)
Hydroelectric	Gov. Bento Munhoz da Rocha Netto	1,676	5,059	1980	2023
Hydroelectric	Gov. Ney Aminthas de Barros Braga	1,260	5,297	1992	2009
Hydroelectric	Gov. Jose Richa	1,240	5,314	1999	2010
Hydroelectric	Gov. Pedro Viriato Parigot de Souza	260	957	1970	2015
Hydroelectric	Guaricana	36	119	1957	2026
Hydroelectric	Chaminé	18	102	1930	2026
Thermoelectric	Figueira	20	123	1963	2019

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

     Governador José Richa (Salto Caxias). The Gov. José Richa hydroelectric plant is located on the Iguaçu River, approximately 600 kilometers southwest of the city of Curitiba. We began constructing the plant in 1994 and placed the final generating unit in service in October 1999.

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

Expansion of Generating Capacity

     In 2006, we expect to spend R$21.6 million on generation capacity on our wholly owned facilities and R$66.0 million on ELEJOR.

     We have participation interests in several generation projects, and approximately 100.0% of the energy that these projects will generate will be available for our use, substantially enhancing our generation capacity in the future. The following table sets forth information regarding our planned major generation projects for the period from 2006 to 2009.

						Estimated
	Estimated	Estimated	Budgeted	(Expected)	Our	Energy
	Installed	Assured	Completion	Beginning of	Ownership	Available
Facility	Capacity	Energy(1)	Cost	Operation	Percentage	to Copel	Status

	(MW)	(GWh/year)	(R$ million)

ELEJOR - Santa Clara and Fundão	240	1,186	521.5	July 2005 and July 2006	70.0%	100.0%	Santa Clara is operating; Fundão is expected to begin operating in July 2006

São Jerônimo	331	1,450	510.0(2)	July 2009	21.0%	100.0%	Concession Awarded

							The plant has been completed, but it is not yet in operation
Araucária	484.3	3,903.0	697.4	Sept. 2006	80.0%	100.0%
____________________
(1)	Values used to determine volumes committed for sale.

(2)	As of October 2002.

     Santa Clara and Fundão. The Santa Clara and Fundão hydroelectric plants will consist of two hydroelectric power generation units on the Jordão River in the State of Paraná. The units are expected to have an aggregate total installed capacity of 240 MW. Two smaller hydroelectric generation units will also be installed in the same location, which are expected to have additional installed capacity of 5.6 MW. Centrais Elétricas Rio Jordão (“ELEJOR”) signed a concession agreement with a term of thirty-five years for the Santa Clara and Fundão plants in October 2001. The construction of the plants began, respectively, in December 2002 and in April 2004. The Santa Clara plant began operations in July 2005 and added an additional 60MW to the total energy made available by us. In September 2005, the installed capacity of the Santa Clara plant increased to 120 MW and the plant gained the capability to furnish energy to 30,000 individuals. The Fundão plant is expected to begin operations in July 2006. In September 2004, after obtaining all of the required governmental authorizations, we acquired 30.0% of the voting capital of ELEJOR, which had previously been held by Triunfo Participações, for a total amount of approximately R$40 million. As of December 31, 2005, we own 70.0% of the common shares of ELEJOR and PaineraPar owns the remaining 30.0% .

     ELEJOR will pay the Federal Government for the use of hydroelectric resources, from the sixth through the end of the thirty-fifth year, with total annual payments of R$19 million, payable on a monthly basis, beginning on October 25, 2006. This amount is monetarily adjusted, on an annual basis, by the IGP-M. As of December 31, 2005, the contractual obligation for the concession payments totaled R$945.6 million.

     In September 2002, Centrais Elétricas Brasileiras S.A.—Eletrobrás (“Eletrobrás”), a company controlled by the Brazilian government, executed a shareholders’ agreement with ELEJOR, under which Eletrobrás has the obligation to subscribe for 59,900,000 preferred class B shares to be issued by ELEJOR. By December 31, 2005, Eletrobrás had subscribed for the equivalent of 53,500,000 preferred class B shares, in an amount of R$65.11 million. ELEJOR is required to acquire Eletrobrás’ preferred class B shares in thirty-two quarterly installments (adjusted by IGP-M plus interest of 12.0% per year), starting twenty-four months after the commercial start-up of the project.

     The total estimated construction cost of the Santa Clara and Fundão plants is R$521.5 million, which was funded as follows (1) R$255.6 million was obtained through a loan agreement signed on April 28, 2005 with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), a Brazilian development bank wholly owned by the Brazilian government; (2) R$72.9 million was funded by Eletrobrás through the acquisition of approximately 59,900,000 preferred class B shares of ELEJOR, as described above; (3) R$49.08 million was funded by ourselves; and (4) R$21.05 million was funded by PaineraPar. The remaining amount will be financed by the cash flow generated by such facilities.

     We have entered into a power purchase agreement with ELEJOR, which provides that we will purchase all the energy produced by the Santa Clara and Fundão facilities at a set tariff, to be adjusted annually in accordance with the IGP-M.

     São Jerônimo. The São Jerônimo hydroelectric plant will be located between the municipalities of Tamarana and São Jerônimo de Serra on the Tibagi River in the State of Paraná. The plant, whose future structure will include a 105-meter dam, is projected to have two generation units with a total installed capacity of 331 MW. It is unclear when the construction of such plant will begin. There are a number of issues that must be resolved before the construction can begin, the most significant being that we must obtain permission from the Brazilian Congress to start the construction, since the plant will be located in an indigenous area.

     Araucária. Araucária was formed in April 1998 to construct the Araucária Thermoelectric Power Plant in the municipality of Araucária (located in the Curitiba metropolitan area). The plant was completed in September 2002, with a net capacity of 484.3 MW, but it has not begun operating. The plant is fueled by natural gas imported from Bolivia through the Brazil-Bolivia pipeline. ANEEL granted Araucária a license to operate as an independent power producer. An entity, El Paso Empreendimentos e Participações Ltda, managed by a subsidiary of El Paso Corporation owned 60% of the equity of Araucária, Petrobras owned 20% and we owned 20%. On May 30, 2006, we entered into an agreement with Araucária to settle certain outstanding legal disputes between us relating to the Araucária facility. Pursuant to this settlement agreement, we agreed to acquire all of the interests held by El Paso Empreendimentos e Participações Ltda. in UEG Araucária Ltda. for U.S.$190 million.

     The following table sets forth information regarding certain generation projects in which we have a minority interest.

						Estimated
					Our	Energy
		Installed	Assured		Ownership	Available	Concession
Type	Plant	Capacity	Energy (1)	Placed in Service	Percentage	to COPEL	Expires

		(MW)	(GWh/yr)

Hydroelectric	Dona	125.0	700.8	February 2001	23.03%	100.0%	2034
	Francisca

Hydroelectric	Foz do Chopim	29.1	175.0	October 2001	35.77%	100.0%	2034

Wind	Centrais Eólicas	2.5	4.84	February 1999	30.0%	100.0%	2019
	do Paraná

________________
(1) Values used to determine volumes committed for sale under Initial Supply Contracts.

     Dona Francisca. We own 23.0% of the total issued and outstanding common shares of the Dona Francisca Energética S.A. hydroelectric power plant (“Dona Francisca”), which is located on the Jacuí River in the State of Rio Grande do Sul. Construction on Dona Francisca began in August 1998 and commercial operations started in February 2001. The plant has an installed capacity of 125MW and 80MW of assured energy. The plant cost R$218.6 million to construct, of which R$66 million was funded by us. The remaining amount of R$168 million was financed by BNDES and the Inter-American Development Bank (the “IDB”). Dona Francisca signed a power purchase agreement with Copel Geração, which was supposed to finish in March 2015 and which obligated Copel Geração to purchase 100.0% of the energy generated at Dona Francisca. This agreement was ratified by ANEEL on December 29, 2004.

     Foz do Chopim. The Foz do Chopim hydroelectric plant is located on the Chopim River in the State of Paraná and was built on the already existing structure of the Julio de Mesquita plant, which is no longer active. We own 35.77% of the total issued and outstanding share capital of the Foz do Chopim hydroelectric plant and the remaining 64.23% is owned by DM Planejamento Administração e Participações Ltda. The plant has an installed capacity of 29.07 MW. The investment necessary to construct the plant was R$51.4 million, of which R$28.5 million was funded by us. The first generation unit started operating on October 25, 2001, and the second-generation unit started operating on December 8, 2001.

     Centrais Eólicas do Paraná. We own 30.0% of the total issued and outstanding share capital of Centrais Eólicas do Paraná Ltda., a company formed in December 1998 to install and operate the first wind power plant in southern Brazil. The wind power plant comprises five 500 KW wind power generators amounting to an installed capacity of 2.5 MW. The facility generates 4.84 GWh annually. The plant has been in operation since February 1999. We invested R$1.2 million in the construction of the plant and the total cost of constructing the plant was R$4 million.

     Proposed Projects

     We are involved in various private initiatives formed to study the technical, economic and environmental feasibility of certain generation projects. These proposed generation projects would have a total of 153 MW of installed capacity. The following table sets forth information regarding our proposed generation projects.

						Estimated
		Estimated	Estimated			Energy Available
		Installed	Assured		Our Ownership	to
Type	Project	Capacity	Energy	Estimated Cost(1)	Percentage	Copel

		(MW)	(GWh/yr)	(R$) in millions
Hydroelectric	Rio Areia	30	149	69	30.0%	100.0%
Hydroelectric	Rio Chopim	123	598	184	15.0%	100.0%

(1) Cost is estimated as of April 2002.

     Purchases

     We purchased 4,683 GWh of electricity from Itaipu in 2005, which constituted 22.6% of the total electricity we purchased in 2005 and 12.0% of our available energy. In 2005, our purchases represented approximately 6.5% of Itaipu’s supply to Brazil and 35.0% of the energy purchased from Itaipu by the southern region of Brazil. Electric utilities operating under concessions in the midwest, south and southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion correlates with the volume of electricity that they historically have provided to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars and have been above the national average cost for bulk supply of power.

     In 2005, we paid an average tariff of R$99.1 per MWh for purchases of energy from Itaipu, compared to R$95.3 per MWh during 2004. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

Cien

     We entered into two agreements on December 13, 1999 to purchase firm capacity and associated energy from Cien (the “Cien Agreements”). Cien is controlled by the Spanish-based international energy company Endesa. It was established in 1999 to build two transmission lines between Argentina and Brazil, and it obtained financing from a bank syndicate. One transmission line began operating in May 2002 and the other in August of 2002. Beginning on those respective dates, the Cien Agreements originally required us to purchase an aggregate of 800 MW on a “take or pay” basis, but we renegotiated them in 2003. The Cien Agreements now provide that we will purchase an aggregate capacity of 400 MW through 2015 at prices determined on the basis of the reference price set forth in the contract with adjustments for inflation and exchange rate variations. Based on the price initially in effect, the aggregate annual amount payable before indexation would be R$332 million per year from 2003 through 2015. During 2005, we recognized R$309.3 million for energy purchased from Cien. The renegotiated agreement also provides for the deferral of parts of the amounts which were due in 2003 and 2004, and which we will pay during the 2005-2007 period. We provisioned the sums due in subsequent years (R$252 million) in our 2003 financial statements. We paid R$63 million of this provisioned sum in 2004 and R$63 million in 2005.

Public Auction

     In accordance with the New Industry Model Law, we participated in the first auction of electricity from existing power plants, which took place on December 7, 2004. At this auction, Copel Geração sold 980 MW for the 2005-2012 period for R$57.50/MWh, 368 MW for the 2006-2013 period for R$67.62/MWh, and 81 MW for the 2007-2014 period for R$75.44MWh. In addition, Copel Distribuição bought 992 MW for the 2005-2012 period for R$57.51/MWh and 402 MW for the 2006-2013 period for R$67.33/MWh at the auction.

     A second auction of electricity from existing power plants was held on April 2, 2005. At this auction, Copel Geração sold 80 MW for the 2008-2015 period for R$82.32/MWh and Copel Distribuição bought 53.7 MW for the 2008-2015 period for a price of R$83.13/MWh.

     We did not buy or sell any energy at the third auction held in October 11, 2005.

     At a fourth auction, which was also held on October 11, 2005, Copel Geração sold 245 MW for the 2009-2016 period for R$ 95.95/MWh. Copel Distribuição did not buy energy at this auction.

     On December 16, 2005, the first auction of electric energy from new power plants was carried out. Copel Distribuição bought energy from hydroelectric power plants (3.61 MW for the 2008-2037 period for R$106.95/MWh, 3.26 MW for the 2009-2038 period for R$114.28/MWh and 66.30 MW for the 2010-2039 period for R$115.04/MWh) and from thermoelectric power plants (28.56 MW for the 2008-2022 period for R$132.26/MWh, 60.56 MW for the 2009-2023 period for R$129.26/MWh and 64.30 MW for the 2010-2024 period for R$121.81/MWh) . Copel Geração did not sell any energy at this auction.

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

Transmission and Distribution

     General

     Electricity is transferred from power plants to customers through transmission and distribution systems. Transmission is the bulk transfer of electricity from generating facilities to the distribution system by means of the main national transmission grid (the “Main Transmission Grid”). Distribution is the transfer of electricity from the transmission system to Final Customers. Residential customers, representing 24.9% of our market for electricity, used 4,653 GWh of electricity during 2005, an increase of 4.2% from residential use over 2004. Industrial customers, representing 40.9% of our market for electricity, used 7,639 GWh of electricity during 2005, an increase of 1.8% from industrial use during 2004.

     The following table sets forth certain information concerning our transmission and distribution systems at the dates presented.

	At December 31,

	2005	2004	2003	2002	2001

Transmission and subtransmission lines
(km)
230 kV and 525 kV	1,737.0	1,736.9	1,736.9	1,599.0	1,599.0
l38 kV	4,064.1	4,063.9	4,044.7	3,999.1	3,996.1
88 kV	58.2	58.2	58.2	58.2	58.2
69 kV	1,137.2	1,137.2	1,137.2	1,115.8	1,110.0
Distribution lines (km):
23 kV to 44 kV	74,156.69	74,156.69	85,870.5	82,693.2	79,018.7
Overhead distribution lines (km):
13.8 kV to 23 kV	91,419.31	91,419.31	79,296.5	78,343.8	76,054.3
Transformer capacity (MVA)
Transmission substations(1)	15,168.9	15,085.6	15,043.9	14,727.3	14,644.0
Generation (step up) substations	5,004.1	5,004.1	5,004.1	5,004.1	5,004.1
Distribution substations	1,434	1,467	1,420	1,338.0	1,305.0
Distribution transformers (MVA)	6,651	6,65	6,629	6,361.0	6,041.0
Total energy losses	8.3%	6.8%	5.4%	5.7%	5.7%
______________________
(1)
During the 2001-2005 period, our operations were divided among five wholly-owned subsidiaries and the transformer assets were divided between Copel Geração and Copel Transmissão S.A. Transformer capacity is presented separately for generation transformers and transmission substations.

Transmission

     We operate transmission facilities which are used to transmit the electricity we generate and the energy we receive from other sources. In addition to using our transmission lines to provide energy to customers in the State of Paraná, we also transmit energy through the Interconnected Power System. Two federal companies, Centrais Elétricas do Sul do Brasil S.A. — Eletrosul (“Eletrosul”) and Furnas Centrais Elétricas S.A. – Furnas (“Furnas”), also maintain significant transmission systems in the State of Paraná. Furnas is responsible for the transmission of electricity from Itaipu, while Eletrosul’s transmission system links the states in the south of Brazil. Copel and the other utilities that own transmission facilities are required to allow other parties to access our respective transmission facilities. ANEEL sets the charges for the use of the Main Transmission Grid.

     We have thirty-four customers who are directly supplied with energy at a high voltage (69 kV and above) through connections to our transmission lines. These customers accounted for approximately 13.4% of our total volume of electricity sold in 2005.

     We are responsible for expanding the 138 kV and 69 kV transmission grid within our concession area. The construction of new transmission facilities of 230 kV and higher will be auctioned or authorized by ANEEL. The winners of such auctions or those authorized by ANEEL must build, operate and maintain the new facilities, receiving an annual fee from users in accordance with regulations set by ANEEL. We are permitted by ANEEL to make minor improvements to some of the existing 230 kV and 525 kV facilities. In 2005, we reinforced our transmission system by:

  building one new substation with a voltage of 230 kV and two new substations each with a voltage of 138kV; and

  upgrading fourteen existing substations.

Distribution

     Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 34.5 kV. Electricity is supplied to smaller industrial customers at the higher end of the voltage range and is supplied to residential, commercial and other customers at the lower end of the range. At December 31, 2005, we provided electricity in a geographic area encompassing approximately 98.0% of the State of Paraná and served over 3.2 million customers.

     Our distribution network includes 165,576 kilometers of distribution lines, 315,289 distribution transformers and 231 distribution substations of 34.5 kV each. During 2005, 76,507 new customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas where there is a large concentration of trees in the vicinity of the distribution grid.

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

     Our energy losses totaled 8.3% of available energy in 2005. The methodology used to determine energy losses changed in 2005 to include additional losses on energy from Cien and Itaipu. In 2004, considering the different methodology used at that time, they totaled 6.8% . The same methodology applied in 2005, if used in 2004, would give losses of 10.2% . Of our energy losses in 2005, 55.2% occurred during the distribution of energy, and 44.8% occurred during its transmission.

     In 2005, the two indices by which we measure the quality of our performance – the duration and frequency of outages per customer - improved compared to 2004, due to an increase in our preventive maintenance measures, as well as milder weather conditions in 2005.

     Information regarding the duration and frequency of outages for our customers is set forth in the following chart for the years indicated.

	Year ended December 31,

Quality of Supply Indicator	2005	2004	2003	2002	2001

Duration of outages per customer per year (in hours)	13h 28 min	14h 02 min	18h 53min	16h 19min	13h 02 min

Frequency of outages per customer per year (number of outages)	13.51	14.18	16.54	15.70	12.46

Sales to Final Customers

     During 2005, we supplied approximately 97.3% of the energy distributed directly to customers in the State of Paraná. Our concession area includes over 3.2 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, to the south of the State of Paraná. We also sell energy to six Free Consumers outside of our concession area. During 2005, the total power consumption throughout our concession area plus those Free Consumers outside our concession area, was 18,696 GWh as compared to 18,040 GWh during 2004. Residential customers, representing 24.9% of our market for electricity, used 4,653 GWh during 2005 – an increase of 4.2% from residential use during 2004. Industrial customers, representing 40.9% of our market for electricity, used 7,639 GWh during 2005 – an increase of 1.8% over industrial use during 2004.

     The following table sets forth certain information regarding our volumes of energy sold to, and revenues (in millions of reais) from sales of energy to, different categories of purchasers for the periods indicated.

	Year ended December 31,

Categories of
Purchaser	2005		2004		2003		2002		2001

		(R$ in		(R$ in		(R$ in		(R$ in		(R$ in
	(GWh)(3)	millions)	(GWh)(3)	millions)	(GWh)(3)	millions)	(GWh)(3)	millions)	(GWh)(3)	millions)
Industrial Customers	7,639	1,649.2	8,197	1,456.3	8,599	1,172.1	8,655	1,053.6	8,317	849.3
Residential	4,653	1,857.0	4,467	1,651.4	4,382	1,365.3	4,307	1,221.1	4,312	1,033.9
Commercial	3,231	1,092.9	3,024	912.2	2,864	724.7	2,726	634.9	2,639	519.2
Rural and others(1)	2,609	554.4	2,497	481.2	2,396	389.5	2,338	342.6	2,251	277.4
Public services	565	122.4	551	104.4	542	84.9	525	76.2	519	60.7
Auction—CCEAR	8,488	435.6	0	0	0	0	0	0	0	0
Wholesale Energy Market
and Interconnected
Power System(4)	4,470	85.1	4,101	38.6	6,199	88.7	7,119	116.6	8,609	117.5
Other distributors	4,263	429.2	4,688	407.2	2,982	245.4	1,230	77.0	1,104	62.4

Total(2)	35,917	6,225.8	27,525	5,051.3	27,964	4,070.6	26,900	3,522.1	27,751	2,920.3

________________
(1)	Includes street lighting, municipalities and government agencies.
(2)	Total GWh includes our own consumption but does not include our energy losses.
(3)	Includes capacity made available but not fully delivered.
(4)	Includes the CCEE commercial agreements (Electric Power Trade Chamber – Pool) and the Energy Reallocation Mechanism.

     The following table sets forth the number of our Final Customers in each category at December 31, 2005.

Number of Final
Category	Customers

Industrial	53,276
Residential	2,561,066
Commercial	273,124
Rural and others(1)	369,118

Total	3,256,584

_____________
(1) Includes public services

     Approximately 40.9% of the electricity we sold to Final Customers in 2005 was sold to industrial customers. Our primary industrial customers are involved in the lumber and food industries, accounting for 12.6% and 28.7%, respectively, of industrial consumption.

     Industrial and commercial customers accounted for approximately 31.26% and 20.72%, respectively, of our revenues from sales to Final Customers during 2005. In 2005, 35.20% of our revenues from sales to Final Customers were from sales to residential customers, the category with the largest participation in the revenues from sales to Final Customers, with an average tariff of R$ 399.12 per MWh.

     Tariffs

     Retail tariffs. We classify our customers into two groups (“Group A Customers” and “Group B Customers”), based on the voltage level at which electricity is supplied to them and on whether they are considered as industrial, commercial, residential or rural customers. Each customer falls within a certain tariff level defined by law and based on the customer’s classification, although some flexibility is available according to the nature of each customer’s demand. Under Brazilian regulation, residential customers (other than Low Income Residential Customers (as defined below)) pay the highest tariff rates, followed by commercial and rural customers and then industrial customers, which pay the lowest rates.

     Group A Customers receive electricity at 2.3 kV or higher and the tariffs applied to them are based on the actual voltage level at which energy is supplied and the time of year and the time of day energy is supplied. Tariffs are comprised of two components: a “capacity charge” and an “energy charge.” The capacity charge, expressed in reais per KW, is based on the higher of (1) contracted firm capacity and (2) power capacity actually used. The energy charge, expressed in reais per MWh, is based on the amount of electricity actually consumed and evidenced by our metering.

     Group B Customers receive electricity at less than 2.3 kV and the tariffs applied to them are comprised solely of an energy charge and are based on the classification of the customer.

     Effective June 24, 2003, we were granted an increase in the rates we may charge for sales to Final Customers. These increases averaged 25.3% . However, we granted a discount, which was equivalent to the rate increase, to those of our Final Customers who paid their electricity bills when due. As of January 1, 2004, such discount was reduced so that a power rate readjustment of 15.0% could be passed on to customers. Overdue customers were required to pay the 25.3% rate increase in full.

     On June 24, 2004, we were granted a total tariff increase of 14.43% by ANEEL. This increase consisted of a 9.17% increase in our retail tariffs and a 5.26% increase for deferred regulatory asset recovery. We continued our policy of granting a discount to our customers who pay their bills when due and instead of applying the full 14.43% rate increase, in June, 2004 we applied only a 9.0% rate increase for customers who pay on time. In February 2005, we increased the tariff by 5.0% . In June 2005, ANEEL authorized us to increase tariffs by an average of 7.8% pursuant to the annual tariff readjustment, but we elected to apply a tariff increase of only 4.4% to those customers. As of August 1, 2005, the average discount we grant our customers who pay their bills when due was 6.8% of the tariffs approved by ANEEL.

     In addition, pursuant to an ANEEL authorization of June 2005, we began to include PIS/PASEP and COFINS taxes in the amounts billed to customers, as we had previously done with value-added tax (ICMS). As a result, amounts billed to customers increased by 5.0% to 5.5%, and these taxes will no longer be included in the basis for determining electricity rates.

     The following table sets forth the average tariffs (without a deduction for value-added taxes) for each category of Final Customer in effect in 2005 and 2004.

	2005	2004

	(R$/MWh)	(R$/MWh)
Tariffs

Industrial	215.91	177.67
Residential	399.12	369.70
Commercial	338.23	301.59
Rural and others	214.31	192.69
Public services	216.61	189.47
All Final Customers	282.19	245.81

     Low Income Residential Customers. Under Brazilian law we are required to provide discounted rates to certain low income residential customers (“Low Income Residential Customers”). In 2005, we served 750,619 Low Income Residential Customers.

     The following table sets forth the current minimum discount rates approved by ANEEL for each category of Low Income Residential Customer.

Discount From
Consumption	Base Tariff

Up to 30 kWh per month	65%
From 31 to 100 kWh per month	40%
From 101 to 160 kWh per month	10%

     Non-retail Tariffs. In 2005, we were granted an increase of approximately 8.02% in the average tariffs for Initial Supply Contracts with distributors in the State of Paraná. During 2005, the average tariff for sales of energy pursuant to these Initial Supply Contracts was R$82.44 per MWh. We were also granted an increase of 10.70% in the average tariffs for Initial Supply Contracts with out-of-state distributors. During 2005, the average tariff for sales of energy pursuant to these Initial Supply Contracts was R$ 60.42 per MWh.

The following table sets forth average tariffs in effect in 2005 and 2004.

	2005	2004

	(R$/MWh)	(R$/MWh)
Tariffs

Initial Supply Contracts with distributors in the State of Paraná	82.44	76.32

Initial Supply Contracts with out-of-state distributors	60.42	54.58

     Transmission Tariffs. In June 2004, ANEEL set R$7,684.61/MW as the monthly tariff for the use of the Main Transmission Grid. In June 2005, ANEEL revised the monthly tariff for the use of the Main Transmission Grid to R$8,589.85/MW. In 2005, we recognized R$530.8 million for the use of the Main Transmission Grid and received R$268.0 million in revenues for the use of our transmission network by other parties.

     In June 2004, ANEEL also set R$2,971.18/MW as the tariff that we and the other distribution companies pay to Furnas for the transportation of high-voltage energy from Itaipu. In June 2005, ANEEL raised this tariff to R$3,456.90/MW.

Other Businesses

Telecommunications and Information Technology

     Copel Telecomunicações S.A. In March 1998, we became the first power company in Brazil to obtain an authorization from the Brazilian National Telecommunication Agency (ANATEL) to provide corporate telecommunication services within the State of Paraná and international long-distance services. We have been offering these services since August 1998 through the use of our extensive transmission and distribution network. The ownership of the network assets and our broad experience in the operation and maintenance of complex telecommunication networks have contributed to the success of this program. In 2002, we obtained an authorization from ANATEL to provide multimedia services. In 2005, we served 146 of the 399 municipalities in the State of Paraná, which represents 78.9% of the total population of such state. In addition to the our commercial services, we have also been involved in an educational project aimed at providing lower and middle public school students in the State of Paraná with broadband Internet access in their schools.

     We also provide services to most of the major Brazilian telecommunication companies that operate in the State of Paraná. We have 242 clients, and our services are also provided to supermarkets, universities, banks, Internet Service Providers and television networks. Besides, a number of different telecommunication services are provided to the company’s subsidiaries for generation, transmission and distribution of electric power.

     Sercomtel. We own 45.0% of the voting stock of Sercomtel Telecomunicações S.A. (“Sercomtel Telecomunicações”) and 45.0% of Sercomtel Celular S.A. (individually, “Sercomtel Celular” and, jointly with Sercomtel Telecomunicações, “Sercomtel”). Sercomtel holds concessions to provide fixed and mobile telephone services in the municipalities of Londrina, Cambé, Ibipora and Tamarana in the State of Paraná and has obtained ANATEL’s authorization to make national and international telephone calls. We are seeking operating synergies with Sercomtel between our respective telecommunications and electric power operations. Sercomtel Telecomunicações, the fixed-line operator, has approximately 169,728 installed phone lines, 152,248 of which are in service, eleven telephone stations, two public switches, seventy-two remote stations and 4,080 public telephones. Sercomtel has concessions from ANATEL to provide cable television in São José (State of Santa Catarina) and Osasco (State of São Paulo) and radio-wave transmission television in Maringá and Londrina (State of Paraná). As of December 31, 2005, Sercomtel Celular S.A. had an installed TDMA capacity of 87,440 terminals, an installed GSM capacity of 58,203 terminals and 84 radio stations covering 100.0% of Londrina’s urban and rural areas. Sercomtel’s gross revenues during 2005 were R$284.2 million and it had a net loss of R$5.3 million.

Water and Sewage

     We own 15.0% of the total outstanding share capital of Dominó Holdings S.A. (“Dominó Holding”), which in its turn owns 39.71% of the voting stock of Companhia de Saneamento do Paraná – Sanepar (“Sanepar”), a public utility company that services 343 urban and rural municipalities and approximately 8.1 million people in the State of Paraná with water distribution and 3.9 million with sanitation services. The State of Paraná owns 60.0% of the outstanding share capital of Sanepar. Dominó Holdings’ net income in 2005 was R$63.9 million. The total outstanding share capital of Dominó Holdings are as follows: (1) 15.0% held by ourselves; (2) 27.5% held by Construtora Andrade Gutierrez S/A; (3) 27.5% held by Opportunity Daleth S.A.; and (4) 30.0% held by Sanedo Ltda., a wholly-owned subsidiary of Grupo Vivendi.

     In February 2003, the Government of the State of Paraná issued a decree canceling the Sanepar shareholders’ agreement and dismissing the board members appointed by Dominó Holdings. Dominó Holdings is currently engaged in a litigation proceeding with the Government of the State of the Paraná in connection with this issue.

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

     As of December 31, 2005, we owned 51.0% of the capital stock of Compagas and accounted for this interest using the equity method. The minority shareholders of Compagas are Petrobras and Dutopar Participações Ltda. that is controlled by Gaspart Participações Ltda, each of which owns 24.5% of the capital stock of Compagas.

     Compagas distributes natural gas from Bolivia supplied through the Bolivia-Brazil gas pipeline. Compagas owns a gas distribution network in the State of Paraná consisting of 448 kilometers of pipelines. During 2005, Compagas recorded a daily average sales volume of 680,159 cubic meters of natural gas to 1,415 customers. In March 2001, Compagas began regular distribution through the Bolivia-Brazil pipeline. During 2005, Compagas’ gross revenues were R$253.6 million, and its net income was R$32.7 million.

Natural Gas Sales in 2005

	Number of	Consumption	Participation
Segment	Customers	(m3)	(%)

Industrial	90	420,647	61.8
Cogeneration	2	125,626	18.5
Vehicular (gas stations)	19	64,679	9.5
Thermoelectric(1)	0	75	0
Commercial	7	2,998	0.4
Residential (building)	1,228	1,069	0.2
Raw Material	1	65,065	9.6
Total	1,415	680,159	100.0

(1) This Agreement was terminated in 2005.

Services

     We own 40.0% of the share capital of ESCO Electric Ltda. (“ESCO”), a company that assists customers with their electricity needs through the provision of consulting services, planning and project implementation, automation services, operation, maintenance, training and technical assistance. ESCO also markets products and services aimed at obtaining greater energy efficiency and energy conservation. During 2005, ESCO’s net revenues were R$23.9 million, and it had a net loss of R$2.5 million.

     Copel-Agra S/C Ltda (“Copel-Agra”) was incorporated in November 2000 to provide engineering services, ranging from the preparation of feasibility studies and environmental reports, to full engineering, procurement and construction projects. We own 48.0% of the total issued and outstanding share capital of Copel-Agra, which started its operations in the first quarter of 2001. Our partners are Agra-Monenco, a Canadian company, and LACTEC, a Brazilian technology institute. In December 2001, as a result of the acquisition of Agra-Monenco by AMEC, an English company, the corporate name was changed to Copel-Amec S/C Ltda (“Copel-Amec”). The shareholders of Copel-Amec have decided to wind-up the company pursuant to a shareholder’s meeting dated as of August 2004. Copel-Amec is still in the process of being wound-up.

     In September 1999, we formed a partnership with Engevix Engenharia and Intertechne Consultores called Braspower International Engineering S/C Ltda. (“Braspower”) to offer technology services relating to energy and infrastructure projects in the international market. Braspower has entered into various agreements for the provision of consulting services for projects in China and Nepal. We own 49.0% of the total outstanding share capital of Braspower and Engevix Engenharia held the remaining 51.0% .

Concessions

     We operate under concessions granted by the Brazilian government for our generation, transmission and distribution businesses. Currently our distribution and our transmission concessions will expire in July 2015, but our concessions provide for possible extensions.

     In June 1999, Brazilian authorities extended our concessions for our generation plants as follows:

  for plants whose concessions had officially expired, the concessions were extended for 20 years beginning in July 1995; and

  for other plants whose concessions have not yet expired, we will have the option to extend such concessions for additional twenty year terms when they expire.

Seasonality

     We believe that seasonality does not materially affect our businesses.

Competition

     We have been granted concessions to distribute electricity in an area comprising substantially all of the area of the State of Paraná and do not face competition from the three small utilities that have been granted concessions for the remainder of the state. As a result of legislation passed in 2004, however, other suppliers are able to offer electricity to our existing Free Consumers at prices lower than those we currently charge. Distribution and transmission companies are required to permit the use of their lines and ancillary facilities for the distribution and transmission of electricity by other parties upon payment of a tariff.

     Customers that may contract with other suppliers for electricity (“Free Consumers”) are limited to:

  existing customers (those participating in the electric system before July 1995) with demand of at least 3 MW and supplied at voltage levels equal to or greater than 69 kV;

  new customers with demand of at least 3 MW at any voltage; and

  customers with demand of at least 500 kW and who opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants or biomass projects.

     During 2005, we provided electricity to 20 Free Consumers, representing approximately 2.0% of our net operating revenues and approximately 6.3% of the total quantity of electricity sold by us to Final Customers. Approximately 17.0% and 15.0% of the megawatts sold under contract to such customers are set to expire in 2006 and 2007, respectively. There can be no assurance that, upon the expiration of these contracts, the Free Consumers will purchase energy from us.

     At December 31, 2005, we had thirty-four customers that were eligible to qualify as Free Consumers upon the expiration of their agreements with us. Such customers represented approximately 4.7% of our total volume of electricity sold in 2005, and approximately 5.4% of our total gross operating revenues for that year.

     In the generation business, any producer may be granted a concession to build or manage generating facilities in the State of Paraná.

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

     In 2002, we implemented the Environmental Management System (“EMS”) in accordance with ISO 14000 rules, which manage the regulation of the environmental aspects of our generation activities. In 2004, as a consequence of our reorganization plan, EMS was initiated in our distribution, transmission and telecommunications areas.

     We are in compliance with all material environmental regulations and our most recent generation, transmission and distribution projects are in compliance with federal and state regulations. We are currently applying for the renewal of our environmental licenses for our respective generation and transmission activities. We must apply for these renewals from the Environment Institute of the State of Paraná every four years.

     Among the environmental and social programs we are involved with is the “Tributo ao Iguaçu”, program whose objective is to facilitate and promote sustainable social, economic and environmental development of the communities located on the Iguaçu River basin.

The Condemnation Process

     Our principal properties consist of the generation, transmission and distribution facilities described in “—Business—Generation and Purchasers of Energy” and “—Business—Transmission and Distribution.” Of the net book value of our total property, plant and equipment at December 31, 2005 (including construction in progress), generation facilities represented 48.8%, transmission and distribution facilities represented 37.0%, administrative property and equipment represented 3.0%, supply of gas represented 2.0% and ELEJOR represented 9.2% . We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

     Although we receive concessions from the Brazilian government to construct hydroelectric projects, we do not receive title to the land on which the projects are located. Land required for the implementation of our projects may only be condemned pursuant to specific legislation. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of condemnation disputes. At December 31, 2005, we estimated our reimbursement liability with respect to condemned properties to be approximately R$13.4 million. This amount does not include the projections for land condemnation included in the budgets for each of our projects.

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

THE BRAZILIAN POWER INDUSTRY

General

     In 2006, the Ministry of Mines and Energy, Ministério de Minas e Energia (“MME”) approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 134.7 GW by 2015, of which 73.0% is projected to be hydroelectric, 14.0% is projected to be thermoelectric, 6.0% is projected to be imported through the Interconnected Power System, 2.0% is projected to be nuclear and 5.0% is projected to be from alternative energy sources such as wind, small hydro and biomass.

     Approximately 39.0% of the installed power generating capacity of Brazil is currently owned by Eletrobrás (including its wholly-owned subsidiary Eletronuclear and its 50.0% participation interest in Itaipu). Through its subsidiaries, Eletrobrás is also responsible for 62.0% of the installed transmission capacity above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de São Paulo – CESP, Companhia Energética de Minas Gerais – CEMIG and us, among others.

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

National Energy Policy Council—CNPE

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

National Electric Energy Agency—ANEEL

     The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. After the enactment of the New Industry Model Law, ANEEL’s primary responsibility is to regulate and supervise the power industry in accordance with the policies set forth by the MME and to respond to matters which are delegated to it by the Brazilian government and the MME. ANEEL’s current responsibilities include, among others, (i) administering concessions for electric energy generation, transmission and distribution, including the approval of electricity tariffs, (ii) enacting regulations for the electric energy industry, (iii) implementing and regulating the exploitation of energy sources, including the use of hydroelectric power, (iv) promoting the public bidding process for new concessions, (v) settling administrative disputes among electricity sector entities and electricity purchasers and (vi) defining the criteria and methodology for the determination of transmission tariffs.

National Electric System Operator—ONS

     The National Electric System Operator, Operador Nacional do Sistema Elétrico (“ONS”) was created in 1998. The ONS is a non-profit, private entity comprised of electric utilities engaged in the generation, transmission and distribution of electric energy, in addition to other private participants such as importers, exporters and Free Consumers. The New Industry Model Law granted the Brazilian government the power to nominate three executive officers to ONS’ board of executive officers. The primary role of the ONS is to coordinate and control the generation and transmission operations in the Interconnected Power System, subject to the ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include, among others, operational planning for the generation industry, organizing the use of the domestic Interconnected Power System and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the electric energy system, proposing plans to the MME for extensions of the Basic Grid, and submitting rules for the operation of the transmission system for ANEEL’s approval.

Electric Energy Trading Chamber - CCEE

     The Electric Energy Trading Chamber, Câmara de Comercialização de Energia Elétrica (“CCEE”), is a not-for-profit organization subject to authorization, inspection and regulation by ANEEL. The CCEE replaced the Wholesale Energy Market pursuant to the new rules set forth under the New Industry Model Law.

     The CCEE is responsible, among other things, for (i) registering all the energy purchase agreements (Contratos de Comercialização de Energia no Ambiente Regulado) (“CCEAR”) in the Regulated Market, and registering the agreements resulting from market adjustments and the volume of electricity contracted in the Free Market, and (ii) the accounting for and clearing of short-term transactions. The CCEE is comprised of holders of concessions and permissions and authorized entities of the electricity industry and Free Consumers and its board of directors is comprised of four members appointed by these agents and one by the MME, which will be the Chairman of the board of directors.

Historical Background of the Industry Legislation

     The Brazilian constitution provides that the development, use and sale of electric energy may be undertaken directly by the Brazilian government or indirectly through the granting of concessions, permissions or authorizations. Historically, the Brazilian electric energy industry has been dominated by generation, transmission and distribution concessionaires controlled by the Federal or State governments. Since 1995, the Brazilian government has taken a number of measures to reform the Brazilian electric energy industry. In general, these measures were aimed at increasing the role of private investment and eliminating foreign investment restrictions, thus increasing overall competition in the industry.

     The following is a summary of the principal reform measures undertaken by the Brazilian government to date:

•
The Brazilian constitution was amended in 1995 to authorize foreign investment in power generation. Prior to this amendment, all generation concessions were held either by a Brazilian individual or an entity controlled by Brazilian individuals or by the Brazilian government.

•
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

•
Beginning in 1995, a portion of the controlling interests held by Eletrobrás and various states in generation and distribution companies were sold to private investors. At the same time, certain state governments also sold their stakes in major distribution companies.

•	In 1998, the Brazilian government enacted Law No. 9,648 (the “Power Industry Law”), to overhaul the basic structure of the electricity industry. The Power Industry Law provides for the following:

•
the establishment of a self-regulated body responsible for the operation of the short- term electricity market, or the Wholesale Energy Market, which replaced the prior system of regulated generation prices and supply contracts;

•
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

	•	the creation of the ONS, a non-profit private entity responsible for the operational management of the generation and transmission activities of the Interconnected Power System; and

	•	the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities.

•	In 2001, Brazil faced a serious energy crisis that lasted until the end of February 2002. As a result, the Brazilian government implemented measures that included:

	•	a program for the rationing of electric energy consumption in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil; and

•
the creation of the Energy Crisis Management Chamber, Câmara de Gestão da Crise de Energia Elétrica (“CGE”), which passed a series of emergency measures that provided for reduced energy consumption targets for residential, commercial and industrial consumers in the affected regions by introducing special tariff regimes that encouraged the reduction of electricity consumption.

•
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

•
On March 15, 2004, the Brazilian government enacted the New Industry Model Law, in an effort to further restructure the power industry with the ultimate goal of providing consumers with a secure electricity supply at a low tariff.

Concessions

     The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to the MME or to ANEEL for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period, as opposed to permissions and authorizations which are granted for an undetermined period of time by ANEEL, without a public bidding process. This period is usually thirty-five years for new generation concessions, and thirty years for new transmission or distribution concessions. An existing concession may be renewed at the granting authority’s discretion, except in some specific cases provided by law.

     The Concessions Law establishes, among other things, the conditions that the concessionaire must comply with when providing electricity services, consumers’ rights, and the obligations of the concessionaire and the granting authority. In addition to the Concession Law, the concessionaire must also comply with the general regulations, which govern the electricity sector. The main provisions of the Concessions Law are summarized as follows:

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

     Penalties. ANEEL’s regulation governs the imposition of sanctions against agents in the electricity sector and classifies the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each infraction, the fines can be up to 2.0% of the revenue (net of value-added tax and services tax) of the concessionaire in the 12-month period preceding any penalty notice. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval for certain actions, including the following: (1) execution of contracts between related parties in the cases provided by regulation; (2) sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services; and (3) changes in controlling interest of the holder of the authorization or concession. In the case of contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that the contract be rescinded.

The New Industry Model Law

     The New Industry Model Law introduced material changes to the regulation of the power industry, in order to (i) provide incentives to private and public entities to build and maintain generation capacity and (ii) assure the supply of electricity in Brazil at low tariffs through competitive electricity public bidding processes. The key elements of the New Industry Model Law include:

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

     The electricity arising from (1) low capacity generation projects located near consumption points (such as certain co-generation plants and the small hydroelectric power plants), (2) plants qualified under the Proinfa Program, an initiative established by the Brazilian government to create incentives for the development of alternative energy sources, such as wind power projects, small hydroelectric power plants and biomass projects and (3) Itaipu, will not be subject to the public bidding process for the supply of electricity to the Pool. The electricity generated by Itaipu will continue to be sold by Eletrobrás to the distribution concessionaires operating in the south, southeast and center-western Interconnected Power System, although no specific contract was entered into by such concessionaires. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed below under “—Distribution Tariffs.”

     The Regulated Market (the “Pool”)

     In the regulated market, distribution companies must purchase their expected electricity requirements for their captive customers in the Pool, through a public auction process. The auction is administered by ANEEL, under certain guidelines provided by the MME.

     Electricity purchases are made through two types of bilateral agreements: Energy Agreements (Contratos de Quantidade de Energia) and Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that its electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, which could interrupt the supply of electricity. In such a case, the generator would be required to purchase electricity elsewhere in order to comply with its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the Pool. In such a case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage.

     Under the New Industry Model Law, the estimate of demand from distributors is the principal factor in determining how much electricity the system as a whole will contract. Under the new system, distributors are obligated to contract 100.0% of their projected electricity needs, as opposed to 95.0% under the previous regime. A deviation in actual demand from projected demand could result in penalties to distributors, but this remains subject to implementation.

     According to the New Industry Model Law, electricity distribution entities will be entitled to pass-through to their respective customers, in the form of higher tariffs, all costs related to electricity they purchased through public auction as well as any taxes and industry charges.

     With respect to the granting of new concessions, the newly enacted regulations provide that bids for new hydroelectric generation facilities may include, among other things, the minimum percentage of electricity to be supplied to the Pool.

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

     A consumer that is eligible to choose its supplier may only be able to terminate its contract with the local distributor by notifying such distributor, up to three years in advance, of the date the distributor has to inform MME about its estimated electricity demand. Once a consumer has chosen the free market, it may only return to the regulated system once it has given the distributor of its region five years notice, provided that the distributor may reduce such term at its discretion. Such an extended period of notice seeks to assure that, if necessary, the distributor can buy additional energy in the Pool without imposing extra costs on the captive market.

     State-owned generators may sell electricity to free consumers, however, as opposed to private generators, they are obligated to do so through an auction process.

Regulation under the New Industry Model Law

     On July 30, 2004, the Brazilian government enacted a decree governing the purchase and sale of electricity in the Regulated Market and the Free Market, as well as the granting of authorizations and concessions for electricity generation projects. The regulations in this decree include, among other items, rules relating to auction procedures, the form of power purchase agreements and the mechanism for passing costs through to final consumers.

     Under these regulations, all electricity-purchasing agents must contract all of their electricity demand in accordance with established guidelines. Electricity-selling agents must provide evidentiary support linking the energy to be sold to existing or planned power generation facilities. Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.

     These regulations also require for electricity distribution companies to fulfill their electricity supply obligations primarily through public auctions. In addition to these auctions, distribution companies can purchase electricity from: (1) generation companies that are connected directly to the distribution company (except for hydroelectric power plants with capacity higher than 30 MW and certain thermoelectric power plants), (2) electricity generation projects participating in the initial phase of the Proinfa Program, (3) power purchase agreements entered into before the New Industry Model Law was enacted and (4) the Itaipu power plant.

     The MME will from time to time establish the total amount of energy that will be contracted in the Regulated Market, and the list of generation projects that will be allowed to participate in the auctions in each year.

     Beginning in 2005, all electricity generation, distribution and trading companies, independent power producers and Free Consumers are required to notify ANEEL, by August 1 of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. Each distribution company is also required to notify ANEEL, within the 60-day period preceding each electricity auction, of the amounts of electricity that it intends to contract in the auction. In addition, distribution companies will be required to specify the portion of the contracted amount they intend to use to supply potentially Free Consumers.

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

     Each generation company that participates in the auction will execute a contract for purchase and sale of electricity with each distribution company, in proportion to the distribution companies’ respective estimated demand for electricity. The only exception to these rules relate to the market adjustment auction, where the contracts will be between specific selling and distribution companies. The contracts for both A-5 and A-3 auctions will have a term of between fifteen and thirty years, and the contracts for A-1 auctions will have a term between five and fifteen years. The contracts for A-1 auctions, carried out in 2005, were allowed to have a three-year term with initial supply in 2006. Contracts arising from market adjustment auctions will be limited to a two-year term.

     In respect of contracts related to electricity generated by existing generation facilities, there are three reasons for the reduction of contracted electricity: (1) compensation for the exit of potentially Free Consumers from the Regulated Market, (2) reduction, at the discretion of the distribution companies, of up to 4.0% per year of the annual contracted amount due to market deviations from the estimated market projections, beginning two years after the initial electricity demand was declared and (3) adjustments to the amount of electricity established in the energy acquisition contracts entered into before March 17, 2004.

Auctions

     On December 7, 2004, CCEE conducted the first auction of electricity from existing power generators under the procedures established by the New Industry Model Law. Generators and distributors provided ANEEL with information setting forth their estimated electricity generation or estimated electricity demand for the following 5-year period. Based on such information, the MME established the total amount of electricity to be traded in the auction and selected the generation companies that would participate in the auction.

     After the completion of the auction, generators and distributors executed the relevant contract setting forth the price and amount of the energy contracted in the auction. The executed contracts have 8-year-terms, with initial delivery dates of energy beginning in 2005, 2006 and 2007. The contracts also provide that the price will be annually adjusted upon the variation of the IPCA (¥ndice Nacional de Preços ao Consumidor Amplo, calculated and published by Fundação Instituto Brasileiro de Geografia e Estatística – IBGE, a governmental institute). The distributors have granted financial guaranties to the generators (mainly receivables from the distribution service) to secure their payment obligations under the contracts.

     The second auction of electricity from existing power plants was conducted by the CCEE on April 2, 2005. Thirty-four buyers and sixteen sellers participated in this auction, which intended to negotiate 8-year-term contracts, with initial delivery dates beginning in 2008 and 2009. Notwithstanding the foregoing, only the contracts with initial delivery dates beginning in 2008 were negotiated.

     The third action of electricity from existing power plants was conducted by the CCEE on October 11, 2005. 3-year-term contracts were traded, with initial delivery dates beginning in 2006.

     Also on October 11, 2005, CCEE conducted the fourth auction of electricity from existing power plants. The executed contracts have 8-year-terms, with initial delivery dates beginning in 2009.

     On December 16, 2005, ANEEL conducted the first auction of electricity from new power plants. Energy from seven new hydroelectric power plants, totaling 451 MW, and from six new thermoelectric power plants, totaling 404 MW, was negotiated. Besides this, electricity from other existing power plants and plants which have not yet been constructed was traded. The contracts had their initial delivery dates beginning in 2008, 2009 and 2010. Contracts of hydroelectric power plants have 30-year terms and the ones from thermoelectric power plants, 15-year terms.

The Annual Reference Value

     The July 30, 2004 decree also established a mechanism (the “Annual Reference Value”), which limits the costs that can be passed through to final consumers. The Annual Reference Value corresponds to the weighted average of the electricity prices in the A-5 and A-3 auctions, calculated for all distribution companies.

     The Annual Reference Value creates an incentive for distribution companies to contract their expected electricity needs in the A-5 auctions, where the prices are expected to be lower than in A-3 auctions. The Annual Reference Value will be applied during the first three years of the power purchase agreements for new power generation projects. Beginning in the fourth year, 100.0% of the electricity acquisition costs from these projects will be passed through to consumers. The decree establishes the following permanent limitations on the ability of distribution companies to pass-through costs to consumers: (1) No pass-through of costs for electricity purchases that exceed 103.0% of actual demand; (2) Limited pass-through of costs for electricity purchases made in an A-3 auction, if the volume of the acquired electricity exceeds 2.0% of the demand for electricity purchased in the A-5 auctions; (3) Limited pass-through of electricity acquisition costs from new electricity generation projects if the volume contracted under the new contracts related to existing generation facilities is lower than 96.0% of the volume of electricity provided for in the expiring contract; (4) From 2005-2008, electricity purchases from existing facilities in the A-1 auction are limited to 1.0% of a distribution company’s demand. If the acquired electricity in the A-1 auction exceeds 1.0%, pass-through of costs to final consumers is limited to 70.0% of the average value of such acquisition costs of electricity generated by existing generation facilities for delivery between 2005 and 2008. The MME will establish the maximum acquisition price for electricity generated by existing projects. If distributors do not comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the lower of the spot price and the Annual Reference Value.

Electric Energy Trading Convention

     On October 26, 2004, ANEEL enacted Resolution 109, which establishes the Electric Energy Trading Convention (Convenção de Comercialização de Energia Elétrica). The Electric Energy Trading Convention regulates the organization and functioning of the CCEE and defines, among other things, (1) the rights and obligations of the CCEE agents, (2) the penalties to be imposed on defaulting agents, (3) the means of dispute resolution, (4) trading rules in the Regulated and Free Markets and (5) the accounting and clearing process for short-term transactions.

Restricted Activities of Distributors

     Distributors in the Interconnected Power System are not permitted to (i) develop activities related to the generation or transmission of electric energy, (ii) sell electric energy to Free Consumers, except for those in their concession area, and under the same conditions and tariffs maintained with respect to captive consumers, (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership or (iv) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Generators will not be allowed to hold more than a 10.0% equity interest in any distributor. The New Industry Model Law has granted a transition period of eighteen months for companies to adjust to these rules, and ANEEL can extend such term for another eighteen months in the event that companies are unable to comply with such requirements within the prescribed timeframe.

Elimination of Self-Dealing

     Since the purchase of electricity for captive customers is now performed through the Pool, so-called “self-dealing” (under which distributors were permitted to purchase up to 30.0% of their energy needs through energy that was either self-produced or acquired from affiliated companies) is no longer permitted, except in the context of agreements that were approved by ANEEL before the enactment of the New Industry Model Law.

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

     According to the Power Industry Law, during the transition period (1998-2005) to a free and competitive energy market, purchases and sales of electric energy between generation and distribution concessionaires should occur pursuant to Initial Supply Contracts. The purpose of the transition period was to permit the gradual introduction of competition in the industry.

     Electricity committed to Initial Supply Contracts was reduced by 25.0% each year from 2003 to 2005. Under the New Industry Model Law generation companies may purchase and sell electricity in the free market or in the regulated market. Generation companies will be allowed to trade their excess uncontracted electricity upon the termination of the Initial Contracts.

     However, the New Industry Model Law allowed public generation companies to amend the Initial Supply Contracts that were in full force and effect on March 2004. Generation companies that amended their Initial Supply Contracts were not required to comply with the requirement to reduce the amount of electric energy committed under such contracts by 25.0% each year from 2003 to 2005 period.

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

Ownership Limitations

     ANEEL established new limits on the concentration of certain services and activities within the electric energy industry in 2000. Under these limits, with the exception of companies participating in the National Privatization Program (which only need to comply with such limits once their final corporate restructuring has been accomplished), no electric industry company (including both its affiliates) may (i) own more than 20.0% of Brazil’s installed capacity, 25.0% of the installed capacity of the south, southeast and central-West region or 35.0% of the installed capacity of the north and northeast region, except if such percentage corresponds to the installed capacity of a single generation plant, (ii) own more than 20.0% of Brazil’s distribution market, 25.0% of the south, southeast and central-West distribution market or 35.0% of the north and northeast distribution market, except in the event of an increase in the distribution of energy exceeding the national or regional growth rates or (iii) own more than 20.0% of Brazil’s trading market with final consumers, 20.0% of Brazil’s trading market with non final consumers or 25.0% of the sum of these two categories.

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

     TUSD

     The TUSD is paid by generators and Free Consumers for the use of the distribution system of the distribution concessionaire to which the generator or Free Consumer is connected. The amount to be paid by the agent connected to the distribution system is calculated by multiplying the amount of electricity contracted with the distribution concessionaire for each connection point, in kW, by the tariff in R$/kW per month which is set by ANEEL.

     TUST

     The TUST is paid by distribution companies, generators and Free Consumers for the use of the Basic Grid and is revised annually according to (i) an inflation index and (ii) the annual revenue of the transmission companies, as determined by ANEEL. According to criteria established by ANEEL, owners of the different parts of the transmission grid were required to transfer the coordination of their facilities to the ONS, in return for receiving regulated payments from the transmission system users. Network users, including generation companies, distribution companies and Free Consumers have signed contracts with the ONS entitling them to the use of the transmission grid in return for the payment of certain tariffs. Other parts of the grid that are owned by transmission companies but which are not considered part of the Main Transmission Grid, are made directly available to the interested users for a specified fee.

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

     Parcel A costs include, among others, the following factors:

  costs of electricity purchased for resale pursuant to the remaining Initial Supply Contracts (ones which have been amended);

  costs of electricity purchased in the Pool, under certain conditions;

  costs of electricity purchased from Itaipu and from Proinfa;

  costs of electricity purchased pursuant to bilateral agreements by small distribution companies; and

  certain other charges for connection to the transmission and distribution systems.

     Parcel B costs are determined by subtracting all of the Parcel A costs from the distribution company’s revenues.

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

     In 2002, the Brazilian government established the Proinfa Program to encourage the creation of alternative energy sources. Under the Proinfa Program, Eletrobrás shall purchase the energy generated by alternative sources for a period of up to twenty years. In its initial phase, the Proinfa Program is limited to a total contracted capacity of 3,300 MW. Projects seeking to qualify for the benefits offered by the Proinfa Program must be fully operational by December 30, 2006. In its second phase, which will start after the 3,300MW cap has been reached, the Proinfa Program intends to purchase energy from alternative sources up 10.0% of the electric energy annual consumption of Brazil. The energy produced for sale to the Proinfa Program cannot be produced by generation concessionaires, like us, nor by IPPs; such production may only be done by autonomous independent producers, who may not be controlled by, or affiliated with, a generation concessionaire or an IPP, or affiliated with any of their controlling entities. The first phase of the Proinfa program commenced in 2004.

Regulatory Charges

RGR Fund and UBP

     In certain circumstances, electric energy companies are compensated for certain assets used in connection with a concession if the concession is revoked or is not renewed. In 1971, the Brazilian Congress created a reserve fund designed to provide funds for such compensation (“RGR Fund”). In February 1999, ANEEL revised the assessment of a fee requiring public-industry electric companies to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, not to exceed 3.0% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and the RGR Fund has been used principally to finance generation and distribution projects. The RGR Fund is scheduled to be phased out by 2010 and ANEEL shall revise the applicable tariffs so that the consumer will receive some benefit from the termination of the RGR Fund.

     The Brazilian government has imposed a fee on IPPs similar to the fee levied on public-industry generation companies in connection with the RGR Fund. IPPs are required to make contributions for using a public good, Uso de Bem Público (“UBP”) according to the rules of the corresponding public bidding process for the granting of concessions. Eletrobrás received the UBP payments until December 31, 2002. All payments related to the UBP since December 31, 2002 are paid directly to the Brazilian government.

CCC

     Distribution companies (and also some transmission companies responsible for Free Consumers) must contribute to the Conta de Consumo de Combustível (“CCC Account”). The CCC Account was created in 1973 to generate financial reserves to cover fossil fuel costs in order to reduce tariffs to be paid by consumers supplied by thermoelectric power plants. The annual CCC Account contributions are calculated on the basis of estimates of the cost of fuel needed by the thermoelectric power plants in the succeeding year. The CCC Account is administered by Eletrobrás. The CCC Account, in turn, reimburses electric companies for a substantial portion of the fuel costs of their thermoelectric power plants.

     In February 1998, the Brazilian government provided for the phasing out of the CCC Account. During the 2003-2006 period, subsidies from the CCC Account will be phased out for thermal power plants constructed prior to February 1998 and belonging to the Interconnected Power System. Thermal power plants constructed after that date will not be entitled to subsidies from the CCC Account. In April 2002, the Brazilian government established that subsidies from the CCC Account would continue to be paid, for a period of twenty years, to thermoelectric plants located in isolated systems.

CDE

     In 2002, the Brazilian government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE Account”), which is funded with annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and the annual fees paid by agents offering electric energy to final consumers, by means of an additional charge added to the tariffs for the use of the transmission and distribution systems. These fees are adjusted annually. The CDE Account was created to support (i) the development of energy production throughout Brazil, (ii) the production of energy by alternative energy sources and (iii) the universalization of electric energy services throughout Brazil. The CDE will be in effect for twenty-five years and be regulated by the executive branch and managed by Eletrobrás.

Itaipu Transportation Charge

     The Itaipu hydroelectric plant has an exclusive transmission grid and is not part of the Main Transmission Grid or the intermediary connection system. Companies which are entitled to receive electricity from Itaipu pay a transportation charge, in an amount equal to their proportional quota of Itaipu generated electricity for the use of the grid.

Charge for the Use of Water Resources

     The Power Industry Law requires that holders of concessions and authorizations, which allow for the exploitation of water resources, must pay a total charge of 6.75% of the value of the energy they generate. This charge is shared among the states and municipalities where the plant or the plant’s reservoir is located and certain federal agencies.

ANEEL Inspection Fee

     The ANEEL Inspection Fee is an annual fee due by the holders of concessions, permissions or authorizations equal to a proportion of their revenues. The ANEEL Inspection Fee requires affected parties to pay up to 0.5% of their annual revenues to ANEEL in twelve monthly installments.

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

     CRC

     During the concession regime that existed prior to the enactment of the Concessions Law in 1995, the Brazilian government decided that electric concessionaires should maintain a guaranteed rate of return between 10.0% and 12.0% . In order to ensure this rate of return, a netting account was created in 1971, Conta de Resultados a Compensar (“CRC Account”), whereby the difference between (i) the rate of return defined by the Brazilian government and (ii) the actual rate of return of a concessionaire in any given year would be registered in the CRC Account of each concessionaire in order to compensate excesses and shortfalls.

     The guaranteed rate of return regime was discontinued in 1993. The balance of each CRC Account was used to offset certain debts of concessionaires relating, among other things, to the supply of energy by Itaipu and the supply of fossil fuel.

     In 1994, the Brazilian government recognized the remaining balance of the CRC Account as an asset belonging to the respective concessionaires. In the same year, the Brazilian government authorized the exchange of such assets for an equivalent amount of Elets, a Brazilian government bond.

     According to an agreement dated August 4, 1994, the State of Paraná agreed to reimburse us for the remaining balance in the CRC Account in 240 monthly installments, adjusted based upon the IGP-DI plus interest of 6.65% per year.

     For developments after 1994 and the impact of the CRC Account on our financial condition, see “Item 5. Operating and Financial Review and Prospects—Overview—Impact of CRC Account.”

Energy Reallocation Mechanism

     The Energy Reallocation Mechanism (“MRE”) attempts to mitigate the risks borne by hydrogenerators due to the variation in time of river flows (hydrologic risk).

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

     The MRE tries to guarantee that all participating plants receive the revenue related to their assured energy, irrespective of the volume of electricity generated by them. In other words, the MRE effectively reallocates the electricity, transferring the surplus from those who have produced in excess of their assured energy to those that have produced less than their assured energy. The relocation, which occurs in the Interconnected Power System, is determined by the ONS, considering the nationwide electricity demand and hydrological conditions, regardless of the power purchase agreement of each individual generator. The volume of electricity actually generated by the plant, whether more or less than their assigned assured energy quotient, is priced pursuant to a tariff known as the “Energy Optimization Tariff”, designed to cover only the variable operation and maintenance costs of the plant, so that generators are largely unaffected by the actual dispatch of their plants.

Research and Development

     The companies holding concessions, permissions and authorizations for distribution, generation and transmission of electricity must invest a minimum of 1.0% of their annual net operational revenues in research and development. Small hydroelectric power plants and alternative energy projects are not subject to this requirement.

Environmental Regulations

     The Brazilian constitution gives both the Brazilian government and State governments the power to enact laws designed to protect the environment. A similar power is given to municipalities whose local interests may be affected. Municipal laws are considered a supplement to federal and state laws. A violator of applicable environmental laws may be subject to administrative and criminal sanctions, and they will have an obligation to repair or provide compensation for environmental damages. Administrative sanctions may include substantial fines and suspension of activities, while criminal sanctions may include fines and, for individuals, possible imprisonment. Criminal sanctions, including the imposition of fines or possible imprisonment, can be imposed against executive officers and employees of companies who commit environmental crimes.

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

     Unresolved Staff Comments

     In a letter dated September 28, 2005 (the “Comment Letter”), the staff of the Securities and Exchange Commission provided certain comments to our annual report on Form 20-F for the fiscal year ended December 31, 2004 as filed on June 29, 2005. We believe that we have resolved all of the comments set forth in the Comment Letter.

Item 5. Operating and Financial Review and Prospects

     The discussion in this Item 5 is based on our financial information which has been prepared in accordance with Brazilian GAAP, unless otherwise noted. You should read this discussion in conjunction with our Consolidated Financial Statements, which have been prepared in accordance with Brazilian GAAP with a reconciliation to U.S. GAAP, and the notes thereto and the other financial information included elsewhere in this Annual Report.

Overview

Brazilian Economic Conditions

     After a period in which Brazil’s economy suffered from the combined effects of regional economic crises and political uncertainty relating the Brazilian presidential elections in 2002, the Brazilian economy began to improve. In 2003, investor confidence increased as the new administration largely followed the macroeconomic policies of the previous government, including its focus on fiscal responsibility, and the real appreciated 22.3% against the U.S. dollar. However, GDP increased by 0.5% during 2003, compared to an increase of 1.9% in 2002. High interest rates, especially during the first half of the year, acted to constrain economic growth. The Central Bank increased the basic interest rate from 25.0% to 26.5% on February 19, 2003 and maintained it at that level until June 18, 2003. Beginning on June 18, 2003, the Central Bank gradually decreased the base interest rate to 16.5% as of December 31, 2003.

     The Brazilian economy grew 4.9% in 2004 as a result of increased exports and the recovery of domestic consumption. While all the sectors of the economy experienced impressive growth rates in 2004, the industrial sector grew the fastest, by 6.2% . Although strong growth of the export economy has played an important role in Brazil’s economy, the recovery of internal demand is largely responsible for the overall turn around of the Brazilian economy. The real/U.S. dollar selling exchange rate was R$2.6544/U. S.$1 at December 31, 2004, an appreciation of 8.8% as compared to December 31, 2003. In addition to the strengthening domestic economy, the appreciation of the real was partially due to the world-wide depreciation of the U.S. dollar. In September 2004, the Central Bank began to implement a series of interest rate increases in a bid to meet inflation targets for 2005 and base interest rates were increased from 16.5% at the end of 2003 to 17.75% by the end of 2004. This increase was effected largely to control inflationary pressures.

     The increase in interest rates adversely affected economic activity, resulting in lower economic growth, with an increase in GDP of approximately 2.3% in 2005. In September 2005, the Central Bank implemented measures designed to lower the SELIC rate as inflation estimates for 2005 and for the following 12 months began to approach the government’s inflation targets, and the SELIC rate at December 31, 2005 was 18.0% . Inflation during 2005, as measured by IPCA, was 5.7%, slightly above the 5.1% target established for the year by the Central Bank. The real appreciated 13.4% against the U.S. dollar, closing at R$2.34 per U.S.$1.00 on December 31, 2005.

     The economy grew 3.4% during the first quarter of 2006. The value of the real appreciated to R$2.3005 per U.S. dollar at May 31, 2006, as compared with R$2.3407 at December 31, 2005. The Central Bank lowered the base interest rate from 18.00% to 15.25% during the first five months of 2006.

     The following table shows selected economic data for the periods indicated:

	Year ended December 31,

	2005	2004	2003

Inflation (IGP-DI)	1.2%	12.1%	7.7%
Appreciation of the real vs. U.S. dollar	13.4%	8.9%	22.3%
Period-end exchange rate—U.S.$1.00(1)	2.3407	2.6544	2.8892
Average exchange rate--U.S.$1.00(2)	2.4125	2.9171	3.0600
Change in real GDP	2.3%	4.9%	(0.2%)
Average interbank interest rates(3)	19.0%	16.1%	23.2%

_______________
(1)      The real/U.S. dollar exchange rate at June 1, 2006 was R$2.2713 per U.S.$1.00.
(2)      Average of the closing exchange rates on the last day of each month in the period.
(3)      Calculated in accordance with Central Clearing and Custody House (“CETIP”) methodology (based on nominal rates).
Sources: FGV-Fundação Getúlio Vargas, the Central Bank, the Brazilian Geography and Statistics Institute (“IBGE”) and CETIP.

Rates and Prices

     Our results of operations are significantly affected by changes in the prices we charge for electricity. Most of our revenues come from sales at regulated rates, and even those prices that are not directly regulated are heavily influenced by energy regulatory policy. The price of electricity sold at auction is highly affected by the electricity balance in the Interconnected Power System. In the auctions held during 2004 and 2005, the electricity prices of the agreements with delivery dates beginning in 2005, 2006 and 2007 reflected the electricity surplus and the electricity prices of the agreements with delivery dates beginning in 2008 and 2009 were more reflective of the system expansion costs.

     Sales to Final Customers represented about 52.1% of the volume of electricity we delivered in 2005, and accounted for 77.4% of our gross revenues, and almost all of such sales were to captive customers. The rates we charge to our captive customers are set by ANEEL based on considerations established by law and regulations. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry—Distribution Tariffs”. In addition to these considerations, the rate-setting process is influenced by political and economic objectives, including government attempts to control inflation. In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

     In recent years, ANEEL has granted us a rate increase each June. In June 2003, ANEEL granted us rate increases for sales to captive Final Customers averaging 25.3%, and we decided to provide a discount that was effectively equivalent to the rate increase to those customers who paid their electricity bills when due. On January 1, 2004, we reduced this discount in order to pass along to our customers a 15.0% rate readjustment. Since June 24, 2003, customers with overdue bills have had to pay tariffs that include the full tariff amount.

     On June 24, 2004, we were granted a total tariff increase of 14.43% by ANEEL. This increase consisted of a 9.17% increase in our retail tariffs and a 5.26% increase for deferred regulatory asset recovery. We continued our policy of granting a discount to our customers who pay their bills when due and instead of applying the full 14.43% rate increase, we applied only a 9.0% rate increase to the tariffs we charge our customers who pay their bills on time. In February 2005, we increased the tariff by 5.0% .

     On June 24, 2005, ANEEL granted us a total tariff increase of 7.8% . This increase consisted of a 1.25% decrease in our retail tariffs and a 9.05% increase for deferred regulatory asset recovery (CVA). We decided to continue our policy of granting a discount to our customers who pay their bills in a timely manner and only applied a 4.4% rate increase to the tariffs we charge such customers.

     In June 2006, ANEEL authorized us to increase our tariffs by an average of 5.12% pursuant to the annual tariff readjustment. We have decided to apply the entire readjustment and will not grant a discount to our customers.

Long-Term Energy Contracts

     Our distribution business purchases energy from generators (including our generation business) and resells it to customers, primarily at regulated rates. In 2005, we purchased 47.4% of our total available energy under long-term contracts and from Itaipu. For more information, see “Item 4. Information on the Company—Business—Generation and Purchases of Energy.” Our major long-term contracts or purchase obligations are described below.

  We entered into the Cien Agreements in 1999 and renegotiated them in 2003 to reduce the volumes and improve the pricing. In 2005, we recognized R$309.3 million for electricity purchased from Cien. For more information, see “Item 4—Business—Generation and Purchases of Energy—Purchases.”

  We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar denominated debt. In 2005, our electricity purchases from Itaipu amounted to R$464.4 million.

  Under the New Industry Model Law, our generation business is required to offer the energy it generates in auction sales into the Pool, and our distribution business is required to purchase part of its energy needs from the Pool. For more information, see “Item 4. Information on the Company – The Company – Public Auction.”

     One of the principal components of our results is the profit we realize reselling energy purchased under long-term contracts. In general, we are entitled to pass on to customers increased costs for purchasing energy from Itaipu, Cien and the Pool. Our commitments relating to the Cien project had a significant adverse impact on our operating expenses in 2003.

Impact of the CRC Account

     In 1993, the Brazilian government eliminated the system of guaranteed rates of return for utilities. As a result, utilities were no longer permitted to add credits to the CRC Account. Amounts that had been accumulated in each utility’s CRC Account up to 1993 were recognized by the Brazilian government as credits. After offsetting all amounts owed to the Brazilian government and to federal financial institutions to the extent permitted by law, in August 1994 we assigned the remainder of our CRC Account balance, equal to R$808.1 million, to the State of Paraná, pursuant to an assignment agreement (the “CRC Account Agreement”), which has subsequently been renegotiated on several occasions. In October 1997, we agreed with the State of Paraná to extend the term of the CRC Account Agreement to 330 equal monthly installments, which include interest and principal amortization, with the last monthly installment due on March 30, 2025. Pursuant to the terms of the CRC Account Agreement, if the State of Paraná fails to make payments on a timely basis, we may, after notifying the State of Paraná, apply dividends payable by us to the State of Paraná against amounts due to us under the CRC Account Agreement.

     On March 19, 2003, the State of Paraná filed a request with the Federal Ministry of Finance to convert our CRC receivables into an obligation of the Brazilian Government rather than an obligation of the State of Paraná. This request was sent to the National Treasury Secretariat for assessment and we are still awaiting a decision.

     In January 2004, the State of Paraná paid the monthly amounts due under the CRC Account Agreement from September 2002 through January 2003, plus a portion of the installment due in February 2003. In January 2005, we concluded a fourth amendment to the CRC Account Agreement in connection with our CRC receivables outstanding at December 31, 2004. The balance of these receivables, which amounts to R$1,197 million, will be paid to us by the State of Paraná in 244 monthly installments, beginning on January 30, 2005 and adjusted at IGP-DI plus 6.65% per year. The renegotiated amount, in addition to the installments not yet due, includes part of the installment due in February 2003, and the installments due from March 2003 to December 2004. The State of Paraná has been complying with the payments of the renegotiated installments in accordance to the terms established in the fourth amendment. As of December 31, 2005, the total outstanding balance under the CRC Account Agreement was R$1,182 million.

Special Obligations

     We record a liability for contributions received from the Federal Government and our customers exclusively for investment in the electric energy distribution network. We record the amount of these contributions on our balance sheet as a reduction of our fixed assets, under the caption “special obligations”, and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions will be offset against our assets, including those purchased with the contributions received from the Federal Government and our customers. The amount we recorded as special obligations as of December 31, 2005 was R$765.1 million. For more information, see Note 13 to the Consolidated Financial Statements.

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

     Revenue Recognition

     We recognize our revenues on an accrual basis (i.e., when persuasive evidence of an arrangement exists, delivery of goods has occurred or services have been rendered, our price to the customer has been fixed or is determinable, and collectibility is reasonably assured, regardless of when the cash is received).

     We bill our residential, industrial and commercial customers monthly. Unbilled revenues from the billing date to month-end are estimated based on the prior month’s billing and recognized as revenue at the end of the month in which the service was provided. We read our individual customers’ meters on a systematic basis throughout the month in order to determine how much energy we have sold to them. At the end of each month, the amount of energy delivered to each customer since their last meter reading date is estimated and the corresponding unbilled revenue is determined based upon a customer’s daily estimated usage by class and applicable customer rates reflecting significant historical trends and experience. Differences between estimated and actual unbilled revenues, which have historically been insignificant, are recognized in the following month.

Deferred Regulatory Asset

     In accordance with Brazilian GAAP, we have deferred and capitalized certain costs that we expect to recover through rate increases. This approach is similar to SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (SFAS No. 71), which provides that rate-regulated entities account for their assets and liabilities in a manner consistent with the recovery of those costs in their rates, if the rates are designed to recover the costs of providing the regulated service and if the competitive environment makes it likely that such rates can be charged and collected. Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers. We are entitled to recover these costs according to Brazilian regulations. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. For more information, see Note 9 to the Consolidated Financial Statements. The deferred regulatory assets reflected in the consolidated balance sheet under Brazilian GAAP totaled R$136.7 million and the deferred regulatory liabilities totaled R$90.6 million at December 31, 2005.

     Impairment of Long-lived Assets

     Long-lived assets, primarily property, plants and equipment, comprise a significant amount of our total assets. We evaluate our long-lived assets and make judgments and estimates concerning the carrying value of these assets, including amounts to be capitalized, depreciation and useful lives. The carrying values of these assets are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for our products and services, future market conditions and regulatory developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. No impairment test was necessary for 2003, 2004 and 2005. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

     The Wholesale Energy Market (“MAE”)

     The Brazilian government established the MAE in 1998 for the short-term purchase and sale of energy in accordance with the terms and criteria set forth in the Market Agreement. The MAE provided estimates of the energy we made available and acquired at the MAE on a quarterly basis. For accounting purposes, we reviewed MAE computations in relation to the volumes and prices applied in accordance with the Market Agreement and accrued the related revenue and/or cost balances in our financial statements. In November 2004, all MAE activities were transferred to the CCEE.

     Our accruals are based on estimates made by us and by the MAE. Our claim to a credit involves the partial sale of energy from Itaipu in the Southern and Southeastern sub-markets which was done to comply with the bilateral agreements of electricity sales to distributors and industrial customers during the rationing period in 2001, when there was a significant difference in the prices of spot market energy. There are legal challenges pending which could affect the accounting of our transactions in 2001 and 2002. As of December 31, 2005, the estimated amount of calculation differences is R$610 million, which we have not recognized as a liability, based on the opinion of our legal counsel. For more information, see Note 20(b) to our Consolidated Financial Statements and “Item 8–Financial Information–Legal Proceedings.”

     Provision for Contingencies

     We and our subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues.

     We account for contingencies in accordance with Brazilian GAAP, which are similar to SFAS No. 5, “Accounting for Contingencies.” Such accruals are estimated based on the determination that it is probable that a future event will confirm that an asset has been impaired or a liability has been incurred at the date of the financial statements, and the amount of loss can be reasonably estimated. By their nature, contingencies will only be resolved when a future event or events occur or fail to occur; typically such events will occur a number of years in the future. The evaluation of these contingencies is performed by our internal and external legal counsel. Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position.

     Valuation of Derivative Instruments

     We have used swap instruments to manage risks from changes in foreign exchange and interest rates. We record these instruments at their estimated fair market value based on market quotations for similar instruments and assumptions as to future foreign exchange and interest rates. During the periods presented, we did not designate any derivative financial instruments as hedges and the fair value adjustments to our derivatives were thus recorded in our net income. We recorded losses from cross-currency interest rate swap contracts, in the amount of R$42.0 million in 2005, R$90.9 million in 2004 and R$33.7 million in 2003.

     Employee Retirement Benefits

     We sponsor a defined-benefit pension plan and defined-contribution pension plan covering substantially all of our employees. We have also established retirement health care plans. We calculate our funding obligations based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, rates of inflation, mortality rates and future employment levels. These assumptions directly affect our liability for accrued pensions costs and the amounts we record as pension costs.

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

Operating Segments

     Our reportable segments correspond to Copel S.A. (Holding) and each of our wholly owned subsidiaries, namely, Copel Geração S.A., which is engaged in electricity generation activities (“Copel Geração”), Copel Transmissão S.A., which is engaged in electricity transmission activities (“Copel Transmissão”) and Copel Distribuição S.A., which is engaged in electricity distribution activities (“Copel Distribuição”). Our other operating activities are not significant. For more information, see Note 30 to our audited Consolidated Financial Statements.

     Our largest operating segment is distribution. Revenues from our external distribution business represented 77.9%, 87.3% and 89.9% of our total net operating revenues in 2005, 2004 and 2003, respectively. Revenues from our external transmission business represented 2.0%, 2.8% and 2.6% of our total net operating revenues in 2005, 2004 and 2003, respectively. Revenues from our external generation business represented 16.3%, 6.0% and 3.4% of our total operating revenues in 2005, 2004 and 2003, respectively. Copel Geração derives some of its revenues from sales to other segments of the Company, and during the period from 2003 - 2005, the vast majority of the energy generated by Copel Geração was sold to Copel Distribuição. Since January 2006, all of the energy generated by Copel Geração is either being sold directly to the Pool or to Free Customers. We expect our generation business will continue to grow, primarily as a result of our increased sales to Free Customers, energy sales in the Pool and increased production as our new generation projects, particularly Santa Clara and Fundão, come on line through 2007. For more information, see “Item 4. Information on the Company – Generation and Purchases of Energy – Expansion of Generation Capacity.”

     The profitability of our segments differs. Although our distribution segment is the largest contributor to our net operating revenues, it has the lowest operating margin of our segments, because its profit margins are limited by tariff regulation and are subject to our discounted tariff policies.

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

     The following table sets forth the volume and average rate components of electricity sales and purchases for the years 2003 to 2005.

	Year ended December 31,

	2005	2004	2003

Electricity Sales:
Sales to Final Customers:
Average price (R$/MWh):(1)
Industrial customers	215.91	177.67	136.32
Residential customers	399.12	369.70	311.61
Commercial customers	338.23	301.59	253.06
Rural and other customers(2)	214.31	192.69	162.54
Public service customers	216.61	189.47	156.59
All customers	282.19	245.81	198.94
Volume (GWh):
Industrial customers(5)	7,639	8,197	8,598
Residential customers	4,653	4,467	4,382
Commercial customers	3,231	3,024	2,864
Rural and other customers(2)	2,608	2,497	2,396
Public service customers	565	551	542
All customers(5)	18,696	18,736	18,782
Total revenues (millions of R$)	5,276	4,605	3,736
Sales to distributors and others:
Average price (R$/MWh)(1)	67.52	50.75	36.36
Volume (GWh)	14,069	8,789	9,182
Total revenues (millions of R$)	950	446	334
Electricity Purchases:
Purchases from Itaipu:
Average cost (R$/MWh)(3)	99.08	95.25	69.74
Volume (GWh)	4,682	4,609	5,678
Percentage of total Itaipu production purchased	6.5	6.5	6.4
Total cost (millions of R$)(4)	464	439	396
Purchases from others:
Average cost (R$/MWh)(3)	68.76	90.44	95.25
Volume (GWh)	14,136	5,805	7,286
Total cost (millions of R$)(4)	972	525	694
___________________________
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

Restatement of Previously Issued Financial Statements

     According to Brazilian law, we are required to devote an aggregate amount equal to 1% of our net revenues to research and development programs (R&D) and energy efficiency programs (EEP). In November 2005, ANEEL issued a resolution clarifying how energy companies must account for this obligation. The resolution requires us to establish a provision for the amounts required to be spent and to recognize interest on the outstanding balance using the SELIC interest rate. As a result, we have restated our financial statements for 2004 and 2003 to recognize a provision each year for the amount required to be devoted to R&D and EEP that was not actually expended, and to recognize interest on that provision. Previously, we recognized R&D and EEP expenditures only when we actually made such expenditures. The restatement also reflects other adjustments related to the timing of recognition of expenses for pension plan and capitalized interest in 2003 and 2004, and for indexation of the deferred regulatory assets in 2003, which were not considered material prior to the restatement to recognize R&D and EEP provisions.

     The following table shows the components of the restatement and the effects of the restatement on our net income and earnings per thousand shares for 2004 and 2003 and on our shareholders’ equity as of December 31, 2004 and 2003, each under Brazilian GAAP.

	Shareholders’ equity			Net income for the year ended
(Amounts in millions of reais)	as of December 31, 2004			December 31, 2004

	Before	Tax	Net of	Before	Tax	Net of
Description	tax effects	effects	tax effects	tax effects	effects	tax effects

Provision for R&D and EEP programs	(43.2)	14.7	(28.5)	(27.8)	9.4	(18.3)
Other	-	-	-	20.9	(7.1)	13.8

	(43.2)	14.7	(28.5)	(6.8)	2.3	(4.5)

	Shareholders’ equity			Net income for the year ended
	as of December 31, 2003			December 31, 2003

	Before	Tax	Net of	Before	Tax	Net of
Description	tax effects	effects	tax effects	tax effects	effects	tax effects

Provision for R&D and EEP programs	(15.4)	5.2	(10.2)	(15.5)	5.2	(10.2)
Other	(21.0)	7.2	(13.8)	(3.8)	1.3	(2.5)

	(36.4)	12.4	(24.0)	(19.3)	6.5	(12.7)

	As previously
(Amounts in millions of reais, except per thousand shares)	reported	Adjustment	As restated

Shareholders’ equity as of December 31, 2004	5,136.3	(28.5)	5,107.8
Net income for the year ended December 31, 2004	374.1	(4.5)	369.6
Net income per thousand shares at year end	1.37	(0.02)	1.35

Shareholders’ equity as of December 31, 2003	4,858.2	(24.0)	4,834.2
Net income for the year ended December 31, 2003	171.1	(12.7)	158.4
Net income per thousand shares at year end	0.63	(0.05)	0.58

     In addition to the restatement under Brazilian GAAP described above, we have also restated our previously published financial statements under U.S. GAAP for 2004 and 2003 to correct our failure to write off portions of our deferred regulatory assets related to PIS and COFINS.

     The following table shows the effects of the restatements on our net income and earnings per thousand shares for 2004 and 2003 and on our shareholders’ equity as of December 31, 2004 and 2003, each under U.S. GAAP:

	Shareholders’ equity			Net income for the year ended
	as of December 31, 2004			December 31, 2004

	Before	Tax	Net of	Before	Tax	Net of
Description	tax effects	effects	tax effects	tax effects	effects	tax effects

Restatements under Brazilian GAAP(1)	(43.2)	14.7	(28.5)	(6.8)	2.3	(4.5)
Regulatory assets – PIS and Cofins	(80.4)	27.3	(53.1)	(80.4)	27.3	(53.1)
Other	-	-	-	(8.7)	3.0	(5.7)

	(123.6)	42.0	(81.6)	(95.9)	32.6	(63.3)

	Net income for the year ended
	December 31, 2003

	Before	Tax	Net of
Description	tax effects	effects	tax effects

Restatements under Brazilian GAAP(1)	(19.3)	6.5	(12.7)
Other	8.7	(2.9)	5.7

	(10.6)	3.6	(7.0)

(1) See Note 2(b) to our Consolidated Financial Statements.

	As previously
	reported	Adjustment	As restated

	(in millions of reais)

Shareholders’ equity as of December 31, 2004	5,612.1	(82.6)	5,530.5
Net income for the year ended December 31, 2004	187.4	(63.3)	124.1
Earnings per thousand shares
Common shares - basic and diluted	0.65	(0.22)	0.43
Preferred shares Class A – basic and diluted	1.27	-	1.27
Preferred shares Class B – basic and diluted	0.72	(0.24)	0.48

Net income for the year ended December 31, 2003	(65.0)	(7.0)	(72.0)
Earnings per thousand shares
Common shares - basic and diluted	(0.45)	(0.05)	(0.50)
Preferred shares Class A – basic and diluted	1.06	-	1.06
Preferred shares Class B – basic and diluted	-	-	-

Results of Operations for the Years Ended December 31, 2005 and December 31, 2004

     The following table summarizes our results of operations for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,

	2005	2004(1)	2003(1)

	(in millions of reais)
Net operating revenues:
Energy sales to final customers	R$ 5,275.9	R$ 4,605.5	R$ 3,736.5
Electricity sales to distributors	949.9	445.9	334.2
Use of main transmission grid	268.0	209.8	112.1
Other revenues	322.3	283.2	237.4
Value-added taxes on sales and charges	(1,962.6)	(1,618.6)	(1,325.9)

	4,853.5	3,925.8	3,094.3

Operating expenses:
Electricity purchased for resale	(1,436.3)	(963.9)	(1,090.4)
Use of main transmission grid	(530.8)	(311.2)	(237.6)
Other operating expenses	(2,066.8)	(2,039.6)	(1,660.8)

	(4,033.9)	(3,314.7)	(2,988.8)

Operating income	819.6	611.1	105.5

Equity in results of investees	9.0	1.6	16.7
Financial income (expenses), net	(101.0)	(19.4)	159.9
Non-operating expenses, net	(10.6)	(6.4)	(20.5)

Income before income taxes and minority interest	717.0	586.9	261.6
Income taxes	(198.2)	(196.1)	(88.8)
Net income before minority interest	518.8	390.8	172.8
Minority interest	(16.4)	(21.2)	(14.4)

Net income	R$ 502.4	R$ 369.6	R$ 158.4

(1) Restated. See Note 2(b) to our Consolidated Financial Statements.

Net Operating Revenues

     Our net operating revenues increased by 23.6% in 2005. Of the R$927.7 million increase in net operating revenues, R$670.4 million was due to sales to Final Customers, which increased mainly due to higher prices, and R$504.0 million was due to sales to distributors. Sales to distributors increased because, as a result of the implementation of the New Model Industry Law, our generation segment sold energy at auction to unaffiliated customers that, in past years, it would have sold to our distribution segment. There was a corresponding increase in our operating expenses, under “Energy purchased for resale,” because our distribution segment purchased more energy at auction from unaffiliated customers. These increases in our operating revenues were partially offset by an R$344.0 million increase in value-added taxes on sales and charges.

     Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 14.6% in 2005, due to a gradual increase in our effective tariffs, as we reduced the discounts we grant to customers who pay their utility bills on time. The average tariff increase for Final Customers was 14.8% as compared to the 2004. Revenues increased from all our main categories of customers in 2005.

     The rate of increase of the average price of energy was greatest for our industrial customers (21.5%) and smallest for our residential customers (8.0%). There was a variation in the average price increases among our different classes of customers because each class of customer receives their energy at a different voltage level and ANEEL’s tariff increases of June 2003, June 2004 and June 2005 varied depending upon voltage level.

     The increase in our average prices for electricity sold to Final Customers in 2005 was primarily due to the rate increases we received from ANEEL, 14.43% in June 2004 and 7.8% in June 2005.

However, as discussed above, the actual tariff increases that we applied to our customers were less than the increases that were granted by ANEEL because we grant discounts from ANEEL’s approved tariffs to those of our customers who pay their bills on time in order to minimize the impact of ANEEL’s rate increases on our customers, to prevent a decrease in energy consumption, to motivate our customers to pay their bills on time and to attract new customers.

     The decrease in the volume of energy sold to Final Customers in 2005 primarily reflected a 6.8% decrease in the volume sold to industrial customers, because (i) some of our industrial customers became Free Consumers and decided to purchase their energy from one of our competitors and (ii) in 2004, the agreements pursuant to which we supplied electricity to Carbocloro and Volkswagen (Free Consumers located outside the State of Paraná) were terminated. On the other hand, the volume of energy we sold to commercial, rural and residential customers increased by 6.8%, 5.2% and 4.2%, respectively in 2005.

     The increase in the volume of electricity sold to our commercial customers is largely a result of economic growth during this period, as consumer credit became more widely available and the actual number of commercial customers increased. In December 2005, we invoiced 273,124 commercial customers, 2.5% more than the 266,491 we invoiced in December 2004.

     The 5.2% rate of growth among our rural consumers was mainly due to an increase in agricultural income from good harvests during the 2002-2004 period, which enabled farmers to invest in electric machinery.

     Residential consumption grew as a result of a 2.6% increase in the number of residential customers and a 1.5% increase in the rate of consumption per residential customer, compared to 2004. Increased consumption has resulted primarily from the increased sales of electronics, particularly DVD players, TV sets, and personal computers, as a result of individual consumers’ greater access to credit.

     Electricity Sales to Distributors. Electricity sales to distributors include sales under bilateral agreements (41.0% of the total supply revenues in 2005), sales through CCEAR auctions (45.8%), sales to CCEE and the Interconnected Power System (9.0%), and sales under Initial Supply Contracts (4.2%) . Our revenues from electricity sales to distributors increased by 113.0% in 2005, primarily due to the revenues we received from sales to the CCEAR auction in December 2005 (R$435.6 million). Sales to the CCEE and the Interconnected Power System were R$85.1 million in 2005, a 120.3% increase from 2004, as a result of the higher volume of electricity sold and the higher prices settled by CCEE in the spot market.

     Use of Main Transmission Grid. Revenues from third-party use of our Main Transmission Grid increased by 27.7% in 2005 as a consequence of the tariff increases enacted by ANEEL in June 2004 and June 2005, the incorporation of new transmission lines which increased the size of our transmission grid and an increase of the TUSD distribution tariff.

     Other Revenues. This category includes revenues from the sale of natural gas, the use of our fiber optic network, our energy consulting services, rental income and the fuel cost subsidy we receive for our thermal plant. These revenues increased by 13.8% in 2005, largely as a result of the increased revenues we received from the use of our fiber optic network and the sale of natural gas.

     Value-added Taxes and other Charges. In arriving at net operating revenues, we deduct value-added taxes imposed by the State of Paraná, generally assessed at 27.0%, and several other charges we pay on amounts billed to Final Customers. These charges generally increase with the amount of our gross revenues on sales to Final Customers. The value-added taxes and the other charges we pay were 28.8% of our gross revenue in 2005 and 29.2% of our gross revenues in 2004.

Operating Expenses

     Total operating expenses increased by 21.7% in 2005. The most important factors in the increase were as follows:

Energy Purchased for Resale. Our expenses related to the energy we purchase for resale increased by R$472.4 million, or 49.0% in 2005. This increase was mainly due to the continued reduction in the volume of electricity sold pursuant to the initial contract between Copel Geração and Copel Distribuição and the consequent purchase of energy by Copel Distribuição in the first energy auction (992MW – R$430.6 million). Prior to the enactment of the New Industry Model Law, when electricity was sold by Copel Geração to Copel Distribuição, the cost of such energy was eliminated from our financial results in the consolidation of Copel Geração and Copel Distribuição by us.

Use of Main Transmission Grid. Expenses for use of the Main Transmission Grid increased by R$219.6 million, or 70.6%, in 2005. This increase was mainly due to the rate increases enacted by ANEEL in June 2004 and June 2005 and the amortization of R$130.3 million in deferred regulatory costs.

Personnel Expenses. Our personnel expenses increased by R$91.7 million, or 19.3%, in 2005. This increase was mainly due to the (i) wage increases granted under the collective bargaining agreement in March 2004 (5.5%), October 2004 (6.5%) and October 2005 (5.9%); (ii) an increase in the number of our employees; (iii) our increased contribution to our employees’ profit sharing plan; and (iv) an agreement by us to pay an aggregate of R$22.2 million a one-time payment to certain of our employees in connection with hazardous working conditions. If we were to disregard this last expense, personnel expenses would have increased by 14.6% .

Regulatory Charges. Regulatory charges increased by R$71.2 million, or 19.8%, in 2005. This increase was primarily due to an increase in charges for the CDE Account.

     These increases were partially offset by a R$136.2 million reduction in our expenses for purchases of natural gas, a 48.9% reduction in such expenses as compared to 2004. These expenses decreased in 2005 as a result of the cancellation of the contracts with Compagas and Araucária.

Equity in Results of Investees

     Our proportionate share of the results of equity method affiliates resulted in income of R$9.0 million and R$1.6 million in 2005 and 2004, respectively. The increase in our income in 2005 was primarily a result of the decrease of equity loss from our investee Sercomtel, from R$10.8 million in 2004 to R$0.3 million in 2005.

Financial Income (Expenses), Net

     We recognized R$101.0 million of net financial expenses in 2005, as compared with net financial expenses of R$19.4 million in 2004.

     Our financial expenses increased by 11.3% in 2005, mainly as a result of increased interest, monetary and financial charges on gas purchase agreements (from R$81.5 million in 2004 to R$190.9 million in 2005). These increases were partially offset by the appreciation of the real against the U.S. dollar. We recognized R$53.1 million of net monetary and exchange gains in 2005, as compared with R$7.9 million of net monetary and exchange losses in 2004. This increase was a result of the appreciation of the real during this period. Other factor, which contributed to the increase in our financial expenses, were an increase of R$46.9 million in interest and charges in 2005.

     Financial revenues decreased 7.3% in 2005, as compared to 2004, primarily due to a reduction of the IGP-DI index used to adjust the amount to be reimbursed by the State of Paraná to us under the CRC Account. The IGP-DI index decreased from 12.1% for 2004 to 1.2% for 2005.

Income Taxes

     In 2005, we recognized income tax expenses of R$198.2 million, reflecting an effective tax rate of 27.6% on our pretax income. This compared to an income tax expense of R$196.1 million in 2004, reflecting an effective tax rate of 33.4% on our pretax income. The decrease in our effective tax rate was primarily due to the tax benefit we received as a result of the deductibility of our distribution of interest on equity from R$32.7 million in 2004 to R$41.8 million in 2005 and the decrease of taxes on our non-deductible expenses, from R$22.5 million in 2004 to R$4.3 million in 2005.

Results of Operations for the Years Ended December 31, 2004 and December 31, 2003

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

     There were variations in the rate of increase of the average price of energy among our customers, with our industrial customers experiencing the greatest increase in their average energy prices (30.3%) and the category of customers that we designate “rural and other customers” receiving the smallest increase (18.5%) . There was a variation in the average price increases among our different classes of customers because each class of customer receives their energy at a different voltage level and ANEEL’s tariff increases of June 2003 and June 2004 varied depending upon voltage level.

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

     The decrease in the volume of energy sold to Final Customers in 2004 primarily reflected a 4.7% decrease in the volume sold to industrial customers, because some of our industrial customers became Free Consumers and decided to purchase their energy from one of our competitors. On the other hand, the volume of energy we sold to commercial customers and residential customers increased by 5.6% and 1.9%, respectively in 2004. The increase in volume sold to our commercial customers is largely a result of an increase in the overall number of our commercial customers, as a result of the development of the commercial sector. In December 2004, 266,491 new commercial customers were invoiced, 3.5% higher than the 257,408 invoiced in December 2003.

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

     Value-added Taxes and other Charges. In arriving at net operating revenues, we deduct value-added taxes imposed by the State of Paraná, generally assessed at 27.0%, and several other charges we pay on amounts billed to Final Customers. These charges generally increase with the amount of our gross revenues on sales to Final Customers. As a result, the value-added taxes and other charge we pay were 29.2% of our gross revenues in 2004 and 30.0% of our gross revenue in 2003. In 2004, we deducted R$1.62 billion for value-added taxes on sales and charges, a 22.0% increase over 2003.

Operating Expenses

     Total operating expenses increased by 10.9% in 2004. The most important factors in the increase were as follows:

     Regulatory Charges. Regulatory charges increased by R$139.8 million, or 63.9%, in 2004. This increase was primarily due to an increase in charges for the CDE Account, which we paid for the full year in 2004 and only six months in 2003, and the CCC Account.

     Use of Main Transmission Grid. Expenses for use of the Main Transmission Grid increased by R$73.6 million, or 31.0%, in 2004. This increase was mainly due to the rate increases enacted by ANEEL in June 2003 and June 2004.

     Personnel Expenses. Our personnel expenses increased by R$72.3 million, or 18.0%, in 2004. This increase was mainly due to the wage increases granted under the collective bargaining agreement in October 2003 (10.0%), March 2004 (5.5%) and October 2004 (6.5%) .

     Materials and Supplies. Our costs for materials and supplies increased by R$48.5 million, or 16.3%, in 2004. This increase was mainly due to increased prices for the gas we purchase for resale and electric energy generation.

     Other Expenses. Other expenses increased by R$110.0 million, or 73.8%, in 2004. This increase was primarily due to an increase in amounts of ICMS that we owe to the State Government. From

September 2002 until May 2004, the State Government of Paraná allowed us to offset the amounts of ICMS owed by us against the amounts we paid in ICMS related to our permanent assets. In May 2004, the State Government discontinued this credit and as a result, the amounts we owe for ICMS increased significantly in 2004.

     These increases were partially offset by a R$126.5 million, or 11.6%, reduction in our expenses for electricity purchases for resale. These expenses decreased primarily because in 2003, we recognized costs attributable to earlier years upon completing the renegotiation of the Cien Agreements.

Equity in Results of Investees

     Our proportionate share of the results of equity method affiliates resulted in a net gain of R$1.6 million and R$16.7 million in 2004 and 2003, respectively. The lower net gain in 2004 was primarily a result of our R$10.8 million equity loss from our investee Sercomtel.

Financial Income (Expense), Net

     We recognized R$19.4 million of net financial expenses in 2004, as compared with net financial income of R$159.9 million in 2003. Our financial expenses increased by 169.4% in 2004, mainly due to the impact of a lower rate of appreciation of the real against the U.S. Dollar. We recognized R$7.9 million of net monetary and exchange losses in 2004, as compared with R$119.6 million of net monetary and exchange gain in 2003. Other factors which contributed to the increase in our financial expenses were the increase in interest, monetary and financial charges of R$88.3 million on gas purchase agreements and recognition of losses on swap contracts in the amount of R$90.9 million in 2004, as compared with R$33.7 million in 2003. The increases in the financial expenses offset the increase in financial income in the amount of R$90.1 million in 2004, primarily by the higher financial income from interest and commissions in the amount of 94.6 million, as a result of a higher variation of IGP-DI, the index used to restate the CRC accounts receivable.

Income Taxes

     In 2004, we recognized income tax expenses of R$196.1 million, reflecting an effective tax rate of 33.4% on our pretax income. This compared to an income tax expense of R$88.7 million in 2003, reflecting an effective tax rate of 33.9% on our pretax income. The increase in our income tax expenses was primarily due to our higher taxable income in 2004.

Liquidity and Capital Resources

     Our principal capital requirements historically have been to finance the expansion and upgrading of our electricity distribution and transmission system and to finance the expansion of our generation business. Capital expenditures were R$671.6 million in 2005, R$453.6 million in 2004, and R$361.8 million in 2003. The following table sets forth a breakdown of our capital expenditures for the periods indicated.

	Year ended December 31,

	2005	2004	2003

	(millions of reais)
Generation	20.9	18.3	11.3
Transmission	148.9	88.6	70.9
Distribution	241.1	208.8	182.9
Telecom	23.7	43.3	44.9
Interest in equity investees	2.7	22.5	42.1
Compagas	9.2	19.3	9.7
ELEJOR	225.1	52.8	-

Total	671.6	453.6	361.8

     Of our total budgeted capital expenditures of R$644.1 million for 2006, R$87.6 million is for generation (including the investment in ELEJOR), R$176.8 million is for transmission, R$317.4 million is for distribution, R$34.9 million is for our telecommunication business, R$2.4 million is for investment in our affiliates and R$25.0 million is for piped gas distribution. In addition, we had a non-budgeted expense of US$190 million in connection with our acquisition, on May 30, 2005, of El Paso’s 60% stake in Araucária.

     Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2005 was our operating activities. In 2005, net cash provided by operating activities was R$1,081.4 million, an increase from R$920.5 million in 2004 primarily due to an increase of R$132.8 million in net income. We expect our operating cash flow to be sufficient to finance our capital expenditures in 2006.

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

     Like other state-owned companies, we are subject to restrictions under resolutions of the National Monetary Council, Conselho Monetário Nacional (“CMN”) on our ability to obtain financing from domestic and international sources. These restrictions could limit our ability to access external sources of funding if our internally generated funds are insufficient to meet our budgeted capital expenditures.

     Our total debt outstanding at December 31, 2005 was R$2,044.1 million. Approximately R$121.5 million of the total debt outstanding at December 31, 2005 was denominated in U.S. dollars, R$20.0 million was denominated in Japanese yen and R$122.3 million was indexed to a basket of foreign currencies.

     At December 31, 2005, we had R$1,342.2 million of outstanding convertible and non-convertible debentures, of which R$696.2 million will mature in 2007. As of December 31, 2005, R$620.1 million of our outstanding debentures are indexed to the Interbank Deposit Certificate (“CDI”) rate plus a spread of 1.5% per year and the remaining amount is indexed to the IGP-M inflation index plus a spread of 13.25% per year.

     In February 2005, our subsidiary ELEJOR issued convertible debentures, comprised of two series, in an aggregate amount of R$255.6 million. These convertible debentures are indexed to TJLP, plus a spread of 4% per year. The first series of these debentures (R$660.0 million) will begin amortizing on May 2009 and will mature in February 2015, while the second series (R$340.0 million) will begin amortizing in May 2010 and will mature in February 2016.

     In April 2005, we issued our third series of debentures in the amount of R$400.0 million. These debentures are indexed at 115.0% of the average daily rate of the CDI and will begin amortizing in February 2007. The proceeds from this issuance were used to redeem the U.S.$150 million Eurobonds we issued in 1997. As of December 31, 2005, the total outstanding balance under this series of our debentures was R$435.3 million.

     We have R$398.6 million in debt to Eletrobrás under government programs to finance expansion of the power industry. We also owe R$122.3 million to the IDB under a loan agreement to finance the development of the Segredo hydroelectric facility and the Rio Jordão deviation project. This loan is guaranteed by the Brazilian government and secured by liens on the financed assets.

     We are currently planning to issue approximately R$600 million in debentures. We plan to use the proceeds of this issuance to repay existing debt.

     We are required to comply with certain covenants measured in accordance with Brazilian GAAP: (i) consolidated EBITDA/consolidated financial expenses for the twelve month period ending on the last day of the fiscal quarters ended on March and September should be, at least, 1.8 through June 30, 2006 and 2.0 as from June 30, 2006; (ii) consolidated debt/consolidated EBITDA no greater than 4.0; and (iii) consolidated debt/(consolidated debt plus shareholders’ equity) no greater than 0.42.

     We have several legal contingencies and proceedings that could have a material adverse impact on our liquidity. In addition, we are contesting a determination by ANEEL that would require us to pay additional amounts for energy we purchased for resale in the MAE during the electricity rationing period in 2001 and the first quarter of 2002. We are also involved in several lawsuits including challenges of the legality of certain federal taxes, which have been assessed against us, claims by industrial customers that certain increases in electricity tariffs from March through November 1986 were illegal and several labor related claims. These contingencies are described in “Item 8. Financial Information – Legal Proceedings”. If any of these claims are decided against us either individually or in the aggregate, they could have a material adverse affect on our liquidity and our financial condition.

Contractual Obligations

     In the table below, we set forth certain of our contractual obligations as of December 31, 2005, and the period in which such contractual obligations come due. The table below does not include pension liabilities or estimated interest payments on our loans and financing and debentures.

	Payments due by period

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

	(in millions of reais)

Contractual obligations:
Loans and financing	701.9	99.3	163.0	147.9	291.7
Debentures	1,342.2	115.7	829.6	196.8	200.1
Suppliers	1,339.0	1,162.4	176.6	-	-
Purchase obligations(1)	16,003.0	1,431.1	3,379.1	3,731.6	7,461.2
Concession payments - ELEJOR	945.6	7.9	63.0	63.0	811.7
Redeemable shares at ELEJOR(2)	65.1	-	2.3	18.2	44.6
Pension plan contributions(3)	203.5	203.5	-	-	-

Total	20,600.3	3,019.9	4,613.6	4,157.5	8,809.3

(1)	Consists of electric power purchase commitments pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions and delivery dates. Based upon the applicable purchase price at December 31, 2005.

(2)	Consists of redeemable shares of Eletrobrás at ELEJOR. Interest and monetary indexation of R$33.4 million is recorded in loans and financing.
(3)	Consists of pension plan contributions estimated for the following year.

     We are also subject to contingencies with respect to tax, labor and civil claims and have provisioned R$424.3 million for accrued liability for legal proceedings related to these claims as of December 31, 2005. For more information, see “Item 8. Financial Information-Legal Proceedings” and Note 20 to our Consolidated Financial Statements.

     Off-balance Sheet Arrangements

     We are not party to any off-balance sheet arrangements of the kind we are required to disclose in Form 20-F.

U.S. GAAP Reconciliation

     We prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The differences are described in Note 33 to our Consolidated Financial Statements. Our net income (loss) in accordance with Brazilian GAAP was R$502.4 million in 2005, R$369.6 million in 2004 and R$158.4 million in 2003. Under U.S. GAAP, we would have reported net income (loss) of R$556.5 million in 2005, R$124.1 million in 2004 and R$(72.0) million in 2003. Our shareholders’ equity in accordance with Brazilian GAAP was R$5,487.2 million at December 31, 2005 and R$5,107.8 million at December 31, 2004. Under U.S. GAAP, we would have reported shareholders’ equity of R$5,964.0 million at December 31, 2005 and R$5,530.5 million at December 31, 2004.

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

Item 6. Directors, Senior Management and Employees

We are managed by:

  a Board of Directors, which may consist of seven to nine members and is currently composed of nine members; and
  a Board of Executive Officers, which consists of six members.

Board of Directors

     The Board of Directors ordinarily meets once every three months and is responsible, among other things, for:

  establishing our corporate strategy;
  defining the general orientation of our business;
  defining the responsibilities of members or our Board of Executive Officers, and choosing and replacing members of our Board of Executive Officers,.

     Decisions of the Board of Directors require a quorum of a majority of the directors and are taken by majority vote. The members of the Board of Directors are elected to serve for two-year terms and may be reelected. Among the current nine members of the Board of Directors:

  eight are elected by the holders of the Common Shares; and
  one is elected by our employees.

     The member of our Board of Directors who is elected by the non-controlling shareholders has the right to veto (provided it is duly justified) the choice made by the majority of the members of our Board of Directors of the independent accountant.

     The State of Paraná and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), with the intervention of the Company and Paraná Investimentos, S.A., are parties to a shareholders’ agreement dated December 22, 1998, as amended on March 29, 2001 (the “Shareholders’ Agreement”). BNDESPAR is a wholly owned subsidiary of BNDES. Under the Shareholders’ Agreement, the parties agree to exercise their voting rights so that:

  the State of Paraná appoints six members to the Board of Directors; and
  BNDESPAR appoints two members to the Board of Directors.

     In addition, Brazilian law states that each minority shareholder that holds either (i) preferred shares representing at least 10.0% of our total share capital, or (ii) Common Shares representing at least 15.0% of our voting capital, has the right to appoint one member and an alternate to our Board of Directors. If no common or preferred shareholder meets the thresholds described above, shareholders holding preferred shares or Common Shares representing at least 10.0% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our Board of Directors. Until 2005, a director appointed by the preferred shareholders as a group, or collectively with the common shareholders, is to be chosen from a list of three names drawn up by the controlling shareholder.

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

     Following are brief biographies of the current members of our Board of Directors:

     João Cabral Bonifácio Júnior. Mr. Bonifácio is 60 years old. He received a law degree from Pontifícia Universidade Católica do Paraná. He also attended a specialization course in Public Law and a post-graduate course in International Law and International Business at the Universidade de Santa Catarina in 2001. Previously, Mr. Cabral Júnior served as the Solicitor General (Procurador Geral) of the Attorney General’s Office of the Tribunal de Contas of the State of Paraná and as the Chief Administrative Officer of Itaipu Binacional. He has been the Chief Legal Officer of Itaipu Binacional for the last nine years. Mr. Bonifácio was appointed by the State of Paraná.

     Rubens Ghilardi. Mr. Ghilardi is 66 years old. He received degrees in economics from the Economics College of Paraná and in business administration from the Economics and Business Administration College of Pontifícia Universidade Católica of Paraná. Previously, Mr. Ghilardi was the Chief Financial Officer of Itaipu Binacional and the Chief Financial Officer of Copel. He is currently our Chief Executive Officer.

     Acir Pepes Mezzadri. Mr. Mezzadri is 60 years old. He previously attended the President Kennedy Cenecista Technical Secondary School. Previously, Mr. Mezzadri served as a member of the Legislative Assembly of the State of Paraná. Mr. Mezzadri was appointed by the State of Paraná.

     Sergio Botto de Lacerda. Mr. Lacerda is 47 years old. He received a law degree from the Federal University of Paraná. He is currently the solicitor general of the State of Paraná. Mr. Lacerda was appointed by the State of Paraná.

     Laurita Costa Rosa. Ms. Rosa is 47 years old. She received a degree as a certified public accountant from the Social Studies Foundation of the State of Paraná. Previously, Ms. Rosa was the general secretary of the Commercial Registrar of the State of Paraná. Ms. Rosa was appointed by the State of Paraná.

     Rogério de Paula Quadros. Mr. Quadros is 54 years old. He received a degree in Economic Sciences from the State University of Ponta Grossa. Previously, Mr. Quadros was the President of the Financial, Budget and Audit Committee of the Municipality of Ponta Grossa. He was appointed by the State of Paraná.

     Nelson Fontes Siffert Filho. Mr. Siffert is 45 years old. He graduated and received a master’s degree in Economics from the Federal University of Rio de Janeiro and a doctor’s degree in Economics from the University of São Paulo. Previously, Mr. Siffert was the planning manager of BNDES. He was appointed by BNDESPAR.

     Francelino Lamy de Miranda Grando. Mr. Grando is 47 years old. He received a law degree from the University of São Paulo and doctor of ecology and natural resources degree from the Federal University of São Carlos - UFCAR. Mr. Grando is currently the Secretary of Corporate Technological Politics of the Ministry of Science and Technology. Mr. Grando was appointed by BNDESPAR.

     Maria Aparecida Rodrigues Plaça. Ms. Plaça is 48 years old. She received a business degree from the State College of Education, Science and Language of Paranavaí and an MBA in Marketing from Fundação Getúlio Vargas Mercosul. She has also attended a Course on Corporate Governance at IBGC (Brazilian Institute for Corporate Governance). Ms. Plaça joined Copel in 1977 and currently works in the administrative area of the Company. She was appointed by our employees to serve as a member of our Board of Directors from 2000 to 2002 and from 2005 to 2007.

     Board of Executive Officers

     Our Board of Executive Officers meets weekly and is responsible for the daily management of the Company. Each Executive Officer also has individual responsibilities established by our by-laws.

     According to our by-laws, our Board of Executive Officers consists of six members. The Executive Officers are elected by the Board of Directors for three-year terms but may be removed by the Board of Directors at any time. Under the Shareholders’ Agreement, BNDESPAR has the right to appoint one member to the Board of Executive Officers. The terms of the current members of the Board of Executive Officers expire in December 2008. The current members are as follows:

Name	Position	Since

Rubens Ghilardi	Chief Executive Officer	2005

Paulo Roberto Trompczynski	Chief Financial Officer and Investor Relations	2005
	Officer

Ronald Thadeu Ravedutti	Chief Distribution Officer	2005

Raul Munhoz Neto	Chief Power Generation & Transmission and	2006
	Telecommunications Officer

Luiz Antonio Rossafa	Chief Corporate Management Officer	2005

Assis Corrêa	Chief Legal Officer	2003

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

     Paulo Roberto Trompczynski. Mr. Trompczynski is 61 years old. He received a degree in law from the Federal University of Paraná. Previously, Mr. Trompczynski was the head of the legal department of Fundepar, auditor at Curitiba Municipality and member of Copel’s Fiscal Council.

     Ronald Thadeu Ravedutti. Mr. Ravedutti is 56 years old. He received a degree in economics from the Social Studies Foundation of Paraná and completed post-graduate courses in utility finance, economics and finance, engineering economics, financial administration and systems analysis. He was the Chief Financial and Market Relations Officer of Copel from April to December 1994.

     Raul Munhoz Neto. Mr. Munhoz Neto is 63 years old. He received a degree in mechanical engineering from the Federal University of Paraná. Previously, Mr. Munhoz Neto was the Chief Financial and Administrative Officer of Araucaria Thermoelectric Plant and Chief Construction and Engineering Officer of Copel.

     Luiz Antonio Rossafa. Mr. Rossafa is 51 years old. He received a degree in agronomical engineering from Luiz Meneghel Agronomy College in Paraná and a master’s degree in Agriculture from Paulista State University (Unesp). Mr. Rossafa is currently the Chairman of the Regional Engineering, Architecture and Agronomy Committee of the State of Paraná and Chief Corporate Management Officer of Copel.

     Assis Corrêa. Mr. Corrêa is 60 years old. He received a degree in law from Pontifícia Universidade Católica do Paraná. Mr. Corrêa has been working as a lawyer in commercial, civil and administrative law for over thirty years.

Fiscal Council

     We have a permanent Fiscal Council, which generally meets every three months. The Fiscal Council consists of five members and five alternates elected for one-year terms by the shareholders at the annual meeting. The Fiscal Council, which is independent of our management and of our external auditors, is responsible for:

  reviewing our financial statements and reporting on them to the shareholders;

  issuing special reports on proposed changes in capitalization, corporate budgets and proposed dividend distributions and any corporate reorganization; and
  in general, supervising the activities of management and reporting on them to our shareholders.

     The current members and alternate members of the Fiscal Council, whose terms expire in 2007, are as follows:

Name	Since

Antonio Rycheta Arten - President	2003
Heron Arzua	2005
Nelson Pessuti	2003
Márcio Luciano Mancini	2005
Jorge Miguel Lepeltier	2006

Alternates

Moacir José Soares	2003
Maurílio Leopoldo Schmitt	2003
Serafim Charneski	2004
Felipe Gaiad de Camargo	2006
Alexandre Luiz Oliveira de Toledo	2006
Moacir José Soares	2003

Audit Committee

     In June 2005, our shareholders amended our bylaws to establish an Audit Committee composed of at least three members of our Board of Directors, each of whom serves a term of two years, and may be reelected. Pursuant to the Audit Committee charter, the Audit Committee members are appointed by, and may be replaced by a resolution taken by our Board of Directors. The current members of the Audit committee are Mr. Acir Pepes Mezzandri, Mr. Rogério de Paula Quadros and Ms. Laurita Costa Rosa. All of the members of the Audit Committee are members of our Board of Directors. The Audit Committee is responsible for our Financial Statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the efficacy of our internal control and risk management procedures and staff.

     Under Brazilian law, the function of hiring independent auditors is reserved for the board of directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Except in these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies.

Compensation of Directors and Officers

     For the year ended December 31, 2005, the aggregate amount of compensation paid by us to the members of our Board of Directors and Board of Executive Officers was approximately R$5.5 million, as approved by our General Shareholders’ Meeting held on April 25, 2005.

Employees

     At December 31, 2005, we had 7,771 employees including employees at Compagas, compared to 6,807 employees at December 31, 2004 and 6,347 employees at December 31, 2003. In addition, during 2005 we had approximately 1,704 third-party employees performing services for us, including security and cleaning services.

     The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,

Area	2005	2004	2003

Generation	701	612	590
Transmission	782	721	664
Distribution	4,733	4,123	3,784
Telecommunications	227	194	186
Gas	67	58	54
Corporation staff and research
and development	1,228	1,057	1,029
Other employees	33	42	40

Total	7,771	6,807	6,347

     All of our employees are covered by collective bargaining agreements that we renegotiate annually with the unions that represent the various employee groups. In 2005, we negotiated and signed labor agreements with the unions representing our employees. These new bargaining agreements became effective on October 1, 2005 and will be in place for a one-year term. We agreed to increase salaries by 5.9% in 2005.

     We provide a number of benefits to our employees. The most significant is the sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2005, approximately 97.18% of our employees had elected to participate in a flexible defined contribution plan.

     In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement with an employee committee. Our employees are entitled to share in our profits during years in which our ratio of net profits to shareholders’ equity is at least 6.0% and certain performance criteria are met. In 2005, R$32.3 million was recorded as distributions to our employees as part of the profit-sharing plan. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

Share Ownership

     As of March 31, 2006, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

     Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. At December 31, 2005, the State of Paraná directly owned 58.6% of the Common Shares, and BNDESPAR owned directly and indirectly 26.4% of the Common Shares.

     The following table sets forth certain information regarding the ownership of our Common Shares at May 31, 2006.

	Common Shares

	(in millions)	(% of total)
Shareholder
State of Paraná	85,028	58.6
BNDESPAR	38,299	26.4
ELETROBRAS	1,531	1.1
ADR	4,320	3.0
Traded in BOVESPA	15,262	10.5
Others	591	0.4
All directors and officers as a group	0	0.0

Total	145,031	100.0

     At May 31, 2006, 1.1% of the Common Shares and 12.9% of the Class B Shares were held by 105 holders who reside in the United States, which have registered with the Companhia Brasileira de Liquidação e Custódia, known as “CBLC”. At the same date, the ADRs represented 3.0% of the Common Shares and the ADSs represented 23.9% of the Class B Shares, and together, approximately 12.8% of our total share capital. On March 29, 2006, our shareholders approved the conversion of 359,612 Class A Shares into Class B shares.

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

Transactions with Shareholders

     The following summarizes the most significant transactions with our principal shareholders:

     Government of the State of Paraná

     The State of Paraná owns 58.6% of our Common Shares. We had accounts receivable from the government of the State of Paraná under the CRC Account Agreement in the amount of R$1,182.2 million at December 31, 2005. The outstanding balance bears interest of 6.65% per month and is adjusted in accordance with the IGP-DI inflation index. We recorded interest income of R$90.8 million in 2005. For more information, see “Item 5. Operating and Financial Review and Prospects—Overview—Impact of CRC Account.” We had accounts receivable from the transfer of employees to the government of the State of Paraná of R$1.1 million as of December 31, 2005 and recorded an expense recovery of R$0.4 million in 2005.

     BNDESPAR

     BNDESPAR owns 26.4% of our Common Shares. BNDESPAR is a wholly owned subsidiary of BNDES and has the right to appoint two members to our Board of Directors. We had loans from BNDES of R$38.3 million as of December 31, 2005, and recorded interest expenses of R$4.9 million in 2005. As of December 31, 2005, we had debentures issued from ELEJOR and payable to BNDESPAR of R$286.9 million and capitalized interest expenses of R$16.4 million in 2005.

Transactions with Affiliates

     We have a variety of transactions with our affiliates. The material transactions are:

     Centrais Eólicas do Paraná Ltda.

     We have a power purchase agreement with Centrais Eólicas do Paraná; we also hold 30.0% of Centrais Eólicas do Paraná’s total issued and outstanding share capital. During 2005, our purchases from Centrais Eólicas do Paraná amounted to R$1.0 million. We had an accounts payable to Centrais Eólicas do Paraná of R$2.6 million as of December 31, 2005.

     Dona Francisca Energética S.A.

     We own 23.0% of the total issued and outstanding share capital of Dona Francisca Energética S.A. In 2004, we purchased R$48.4 million of power from them. We had accounts payable in the amount of R$4.2 million as of December 31, 2005. We provided guarantees to Dona Francisca in connection with loans obtained from the Interamerican Development Bank – IDB, and to BNDES, in an amount proportionate to our interest in Dona Francisca. The outstanding balance of the loans and financing was R$174.6 million as of December 31, 2005. proportionate to our interest in Dona Francisca. The outstanding balance of the loans and financing was R$174.6 million as of December 31, 2005.

     Foz do Chopim Energética Ltda.

     We own 35.77% of the total issued and outstanding share capital of Foz do Chopim. We have outstanding loans to Foz do Chopim in the amount of R$35.4 million as of December 31, 2005, and recorded interest income of R$2.5 million in 2005. During 2005, we spent R$23.5 million to purchase energy from Foz do Chopim and recorded financial expense in connection with fines on the purchase of power from Foz do Chopim of R$0.8 million. We had accounts payable in the amount of R$69.2 million as of December 31, 2005.

Item 8. Financial Information.

     See Item 18. “Financial Statements” and pages F-1 through F-86.

LEGAL PROCEEDINGS

     We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our Consolidated Financial Statements only include reserves for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. At December 31, 2005, our reserves for such contingencies were R$424.3 million, which we believe to be sufficient to meet probable and reasonably estimated losses in the event of unfavorable rulings relating to the legal proceedings in which we are a party. However, we cannot assure you that these reserves will be sufficient.

     Araucária

     On May 30, 2006, we entered into an agreement with Araucária to settle the outstanding legal disputes between us. Pursuant to this settlement agreement, we agreed to acquire all of the interests held by El Paso Empreendimentos e Participações Ltda. in UEG Araucária Ltda. for U.S.$190 million. As a result, we now own 80% of Araucária’s capital stock and Petrobras owns the remaining 20% and all legal proceedings that were initiated by us or by Araucária have been terminated.

Aneel Determinations

     We are contesting a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2005, R$610 million in costs for energy we purchased for resale in the MAE during the rationing period in 2001 and the first quarter of 2002. We believe that it is reasonably possible that we will prevail in the lawsuit against ANEEL and that we will not be required to pay the R$610 million. For more information see “Item 5. – Operating Review and Financial Prospects – Critical Accounting Policies – The Wholesale Energy Market (“MAE”).

     Tax and Social Contribution Claims

     We are a party to certain lawsuits in which we are disputing the legality or constitutionality of certain federal taxes and social contributions assessed against us. We believe that none of these taxes and social contributions is due. In 1998, we won our lawsuit challenging our obligations to pay COFINS, a tax to finance social security. Based on a subsequent decision by the Brazilian Supreme Court, which ruled that electric utilities were subject to COFINS, the Brazilian government filed a new lawsuit in order to challenge the decision that released us from the obligation to pay COFINS. We have provisioned R$197.5 million to meet our purported COFINS obligations that were due from August 1998 through June 2001.

     We also challenged the payment of contributions to the PIS-PASEP program (Programs for Social Integration and for the Establishment of Public Employee’s Patrimony). The rates and basis for calculation of PIS and PASEP have changed over time, resulting in significant differences in the final amounts due, and we believe that these changes have not been made in accordance with the Brazilian Constitution. In 1999, we benefited from a Federal Decree which allows companies to settle federal tax disputes without risking fines and charges related to the late payment. Based on this decree, we settled these taxes and a portion of the total amount that we had deposited in a judicial escrow account established during the PIS-PASEP action was returned to us. At December 31, 2005, the remaining balance in the escrow account was R$14.0 million, was still being reviewed by the judicial court to determine what amount will be refunded to us.

     We are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities that we must pay additional social security contributions for the period between 1991 and 2000. According to these claims, we must pay an additional aggregate amount of R$255 million, which were classified as a possible loss. As of December 31, 2005, we had provisioned R$25.6 million to cover our probable losses associated with these claims.

     Labor Related Claims

     We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2005, we have provisioned R$82.7 million to cover probable losses related to these lawsuits.

     Cruzado Period Claims

     We are a defendant in several lawsuits brought by industrial customers alleging that increases in electricity tariffs during a price freeze imposed by the Brazilian government from March through November 1986 (the “Cruzado Period”) were illegal. The plaintiffs further allege that all of our tariff increases after the Cruzado Period were illegal, in part because they included the Cruzado Period increases in the amount that served as the basis for calculating the further increases. As of December 31, 2005, we have provisioned R$20.2 million to cover probable losses related to these lawsuits.

     Additional Claims

     In July 2004, Rio Pedrinho Energética S.A. (“Rio Pedrinho”) and Consórcio Salto Natal Energética S.A. (“Salto Natal”) commenced arbitration proceedings against Copel Distribuição seeking approximately R$25 million each for outstanding amounts that had been billed to us under energy purchase agreements with them, and any associated penalties. In September 2005, the arbitration panel ordered Copel Distribuição to pay each company approximately R$27.5 million.

     We filed a lawsuit in November 2005 in the local courts in Curitiba seeking to annul the decision of the arbitration panel. In the meantime, Rio Pedrinho and Salto Natal have filed judicial execution proceedings seeking to require that we pay them the awards granted by the arbitration. We believe that we are likely to prevail in these arbitrations, and accordingly, as of December 31, 2005, we had not provisioned any funds in connection with these arbitrations.

     Foz do Chopim Energética Ltda. filed a lawsuit against Copel Distribuição demanding payment of all amounts due since January 2003 under an electricity purchase agreement that we are a party to. Copel Distribuição filed a countersuit against Foz do Chopim Energética Ltda. requesting the annulment of the aforementioned agreement on the ground that it had not been approved by ANEEL. According to our legal advisors our annulment lawsuit will probably be decided in our favor.

     We are a party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines. As of December 31, 2005, we have provisioned R$13.4 million to cover a probable losses related to these lawsuits.

DIVIDEND PAYMENTS

     In accordance with our by-laws and the Brazilian Corporation Law, we regularly pay annual dividends for each fiscal year within sixty days after the declaration at the annual shareholders’ meeting. To the extent amounts are available for distribution, we are required to distribute as dividends an aggregate amount (the “Mandatory Dividend”) equal to at least 25.0% of Adjusted Net Profit (as hereinafter defined). Dividends are allocated pursuant to the formula described in “Dividend Priority of Class A Shares and Class B Shares” below. Under the Brazilian Corporation Law, we are not permitted to suspend the Mandatory Dividend payable with respect to the Common Shares, to the Class A Shares and to the Class B Shares for any year. Brazilian law permits, however, a company to suspend the payment of all dividends if the Board of Directors, with the approval of the Fiscal Council, reports to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of the company. In such a case, companies with publicly traded securities must submit a report to the CVM providing the reasons for the suspension of dividend payments. Notwithstanding the above, the Brazilian Corporation Law and our by-laws provide that Class A Shares and Class B Shares shall acquire voting rights if we suspend the Mandatory Dividend payments for more than three consecutive years. We are not subject to any contractual limitations on our ability to pay dividends.

Calculation of Adjusted Net Profit

     Dividends with respect to a fiscal year are payable from (1) retained earnings from prior periods and (2) after-tax income for such period (reduced by losses carried forward from prior fiscal years) following the addition or subtraction of amounts allocated to legal and other reserves (as described below) (“Adjusted Net Profit”).

     In accordance with Brazilian Corporation Law, we must maintain a legal reserve, to which we must allocate a minimum 5.0% of our net profits for each fiscal year until such reserve reaches an amount equal to 20.0% of our capital stock (calculated in accordance with the Brazilian Corporation Law). However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our total capital. At December 31, 2005, our legal reserve was R$209.8 million, or approximately 6.0% of our capital stock at that date.

     In addition to deducting amounts for the legal reserve, under the Brazilian Corporation Law net profit may also be adjusted by deducting amounts allocated to two other reserves. One is a contingency reserve against future losses. The other is an unrealized profits reserve for specified categories of earnings that are currently required to be recognized, but that will be realized in subsequent periods. On the other hand, net profits may also be adjusted by reversing any amounts in any contingency reserve accounts that have been deposited in previous years and any amounts included in the unrealized profits reserve that have been realized in the relevant fiscal year and have not been used to offset losses. These reserves may only be established if they are proposed by the Board of Directors or management at a shareholders’ meeting and a resolution creating such reserves is adopted at that shareholders’ meeting.

     The amounts available for distribution are determined on the basis of the Statutory Financial Statements prepared using the method required by the Brazilian Corporation Law, which differ from financial statements, such as the Consolidated Financial Statements included herein.

Dividend Priority of Class A Shares and Class B Shares

     According to our by-laws, Class A Shares and Class B Shares are entitled to receive annual, non-cumulative minimum dividends, which dividend per share shall be at least 10.0% higher than the dividends per share paid to the Common Shares. Class A Shares have a dividend priority over the Class B Shares, and Class B Shares have a dividend priority over the Common Shares. To the extent funds are available therefore, dividends are to be paid in the following order:

  first, the holders of Class A Shares have the right to receive a minimum dividend equal to 10.0% of the total share capital represented by the Class A Shares outstanding as at the end of the fiscal year in respect of which the dividends have been declared;
  second, to the extent there are additional amounts to be distributed after all amounts allocated to the Class A Shares have been paid, the holders of Class B Shares have the right to receive a minimum dividend per share equal to (1) the Mandatory Dividend divided by (2) the total number represented by Class B Shares outstanding as at the end of the fiscal year in respect of which the dividends have been declared; and
  third, to the extent that there are additional amounts to be distributed after all amounts allocated to the Class A Shares and the Class B Shares have been paid, the holders of Common Shares have the right to receive an amount per share equal to (1) the Mandatory Dividend divided by (2) the total number of Common Shares outstanding as at the end of the fiscal year in respect of which dividends have been declared, provided that the Class A Shares and Class B Shares receive dividends per share at least 10.0% higher than the dividends per share paid to the Common Shares.

     To the extent that there are additional amounts to be distributed after all amounts described in the preceding items have been paid and in the form therein described, any such additional amount will be divided equally among all our shareholders.

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

  the total amount resulting from (1) TJLP multiplied by (2) the total shareholders’ equity (determined in accordance with the Brazilian Corporation Law), less certain deductions prescribed by the Brazilian Corporation Law; and
  the greater of (1) 50.0% of current net income (after the deduction of social contribution on profits (CSLL) and before taking such distributions and any deductions for corporate income tax) for the year in respect of which the payment is made or (2) 50.0% of retained earnings and profit reserves for the year prior to the year in respect of which the payment is made.

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

     The table below sets forth the cash distributions we paid as interest on equity for the periods indicated.

		Distribution	Payment per Thousand Shares (R$)
Year	Payment Date	(in thousands of R$)

			Common	Preferred A	Preferred B	Average

2001	October 2001	170,000	0.59166	0.65455	0.65455	0.61122
	June 2002

2003	June 2004	42,584	0.14734	1.05973	0.16211	0.15561

2004	June 2005	96,061	0.33396	1.27167	0.36743	0.35103

2005	June 2006	122,995	0.42811	1.27167	0.47101	0.44945

Significant Changes

     No material changes have occurred since December 31, 2005, the date of our Consolidated Financial Statements included herein.

Item 9. The Offer and Listing

     The principal trading market for the Class B Shares is the Bolsa de Valores de São Paulo (the “São Paulo Stock Exchange“ or “BOVESPA”). At December 31, 2005, we had approximately 2,233 shareholders of our Class B Shares.

     The following table sets forth the reported high and low closing sale prices for the Class B Shares on the São Paulo Stock Exchange for the periods indicated.

	Price per 1,000 Class B Shares

	High	Low

	(R$)
2001	19.79	12.49
2002	18.91	7.15
2003	14.05	7.31
2004	13.87	8.40
1st Quarter	13.87	10.35
2nd Quarter	11.20	8.40
3rd Quarter	11.10	9.35
4th Quarter	13.02	9.96
2005	19.20	10.50
1st Quarter	14.60	10.50
2nd Quarter	14.17	12.00
3rd Quarter	17.41	12.54
4th Quarter	19.20	16.05
December	19.20	17.35
2006	24.19	18.70
1st Quarter	24.19	18.70
January	22.00	18.70
February	23.50	20.55
March	24.19	21.40
2nd Quarter	23.77	19.00
April	23.43	22.10
May	23.77	19.00

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

	U.S. dollars per ADS

	High	Low

	(U.S.$)
2001	10.65	4.71
2002	8.45	1.84
2003	4.88	2.03
2004	4.94	2.64
1st Quarter	4.94	3.51
2nd Quarter	3.89	2.64
3rd Quarter	3.72	3.10
4th Quarter	4.75	3.49
2005	8.71	3.88
1st Quarter	5.50	3.88
2nd Quarter	5.75	4.64
3rd Quarter	7.72	5.16
4th Quarter	8.71	7.00
December	8.71	7.33
2006	11.44	8.15
1st Quarter	11.44	8.18
January	9.72	8.18
February	10.98	9.25
March	11.44	9.66
2nd Quarter	11.42	8.15
April	11.13	9.95
May	11.42	8.15

     On June 19, 2002, shares of the Company were listed through Latibex, which is part of the Madrid Stock Exchange (“Latibex”). Latibex is a Euro-based market for Latin American securities. The shares trade under the symbol XCOP.

Trading on the BOVESPA

     The BOVESPA has trading sessions each day, from 10:00 a.m. to 5:00 p.m. Brazil local time, except during daylight savings time in the United States. Trading is also conducted from 11:00 a.m. to 6:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system, which links electronically with the seven smaller regional exchanges.

     The BOVESPA also permits trading from 5:45 p.m. to 7 p.m. during daylight savings time in the United States, on an online system connected to traditional and internet brokers called the “After Market”. All stocks traded during the regular trading session of the day may be traded on the After Market. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares traded through Internet brokers. There are no specialists or officially recognized market makers for our shares on the BOVESPA.

     In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of thirty minutes to one hour whenever the indices of these stock exchanges fall below the limits of 10.0% or 15.0%, respectively, in relation to the index registered in the previous trading session.

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

     The BOVESPA is relatively small and less liquid than major world markets. As of March 31, 2006, the aggregate market capitalization of the 336 companies listed on the BOVESPA was approximately U.S.$ 591.7 billion, and companies listed on the BOVESPA index (IBOVESPA) represented approximately 75.0% of the total market capitalization of all listed companies. Although all the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

     Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a “Non-Brazilian Holder”) of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

     With limited exceptions, Non-Brazilian Holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution 2,689, of January 26, 2000, of the National Monetary Council. Resolution 2,689 requires that securities held by Non-Brazilian Holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and that the Non-Brazilian Holders be duly registered with the Brazilian securities commission. In addition, Resolution 2,689 requires Non-Brazilian Holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, Non-Brazilian Holders may not transfer the ownership of investments made under Resolution No. 2,689 to other Non-Brazilian Holders through a private transaction. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to Non-Brazilian Holders who qualify under Resolution 2,689.

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

     Trading on the BOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the Class B Shares underlying the ADSs must, on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges ADSs for Class B Shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the Class B Shares, or distributions relating to the Class B Shares, unless the holder obtains a new registration. For more information, see “Item 10. Additional Information—Regulation of and Restrictions on Foreign Investors.”

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

     Except as described in this section and in “Item 8. Financial Information—Dividend Payments,” all relevant information relating to our memorandum and articles of association are described on Section “Description of Capital Stock” of its Registration Statement pursuant to Rule 424(b)(1) filed with the Securities and Exchange Commission on July 31, 1997 (File No. 333-7148), which is incorporated herein by reference.

Organization

     We are a publicly traded company duly registered with the Brazilian securities commission under No. 1431-1. According to Article One of our by-laws, our objectives and purposes are:

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

     Except as described in this section, our by-laws do not contain provisions addressing the duties, authority, or liabilities of directors and management, which are instead established by Brazilian Corporation Law.

Qualification of Directors

     Brazilian Corporation Law provides that only shareholders of a company may be appointed to its board of directors, although there is no minimum share ownership requirement for qualification as a director. Our by-laws also require that each director be a Brazilian citizen and reside in Brazil.

Limitations on Directors’ Powers

     Under Brazilian Corporation Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors, or of the board of executive officers, regarding such transaction, and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. A director or an executive officer may not transact any business with a company, including accepting any loans, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. According to our bylaws, shareholders set the aggregate compensation payable to directors and executive officers. For more information, see “Item 6. Directors, Management and Employees.” Our bylaws do not establish any mandatory retirement age limits.

Shareholders’ Meetings

     We convene shareholders’ meetings by publishing a notice in Diário Oficial do Estado – PR, O Estado do Paraná and the DCI – Diario Comércio Indústria e Serviços. The convening of our shareholders’ meeting is made through publication of a notice to shareholders in three newspapers, as determined by the shareholders’ meeting. As provided by Brazilian law, publications have to be made in the official newspaper located in the state of our corporate headquarters, in a newspaper with broad coverage located in the same city as our corporate headquarters, and in a newspaper with broad coverage located in the same place as our stock exchange. The notice must be published no fewer than three times, beginning at least fifteen calendar days prior to the scheduled meeting date. All other information described in items “Voting Rights of Class A Shares and Class B Shares” and “Shareholders’ Meeting” of Section “Description of Capital Stock” of its Registration Statement pursuant to Rule 424(b)(1) filed with the Securities and Exchange Commission on July 31, 1997 (File No. 333-7148) is incorporated herein by reference.

Right of Redemption

     Brazilian Corporation Law provides that under certain circumstances a shareholder has the right to redeem its equity interest from a company and to receive a payment for the portion of shareholder’s equity attributable to his or her equity interest. This right of withdrawal may be exercised:

•	by a dissenting holder of the adversely affected class of shares (including any holder of Class B Shares) in the event that a majority of all outstanding Common Shares authorizes:

	•	the creation of preferred shares or an increase in an existing class of preferred shares relative to the other class of shares, except if already set forth under or authorized by our by-laws;

	•	the modification of a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares; or

	•	the creation of a new class of preferred shares with greater privileges than the existing class of preferred shares;

•	by a dissenting shareholder (including any holder of Class B Shares) in the event that a majority of all outstanding Common Shares authorizes:

	•	a reduction in the mandatory distribution of dividends;

	•	a change in our corporate purpose;

	•	a split up, subject to the conditions set forth in the Brazilian Corporation Law; or

	•	a transformation of us into another type of company;

•	by a dissenting or non-voting holder of Common Shares or Class A Shares, in the event that a majority of all outstanding shares authorizes:

	•	the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law;

	•	a transfer of all of our share capital to another company, making the Company a wholly- owned subsidiary of such company, known as an “incorporação de ações”;

	•	a merger or consolidation (“incorporação”); or

	•	our participation in a group of concerns (a “grupo de sociedades”) as defined under the Brazilian Corporation Law.

     The dissenting shareholders, if any, also have a right of withdrawal in the event that the entity resulting from our merger, incorporação de ações, or spin-off fails to become a listed company within 120 days of the shareholders’ meeting at which the relevant decision was taken. The dissenting or non-voting shareholders only have a withdrawal right if they held the shares that have been adversely affected at the time of the first call for the shareholders’ meeting in which the relevant decision was made. If a public announcement of the action taken or to be taken was made prior to the call for the shareholders’ meeting, the shareholders’ ownership of shares is based on the date of announcement.

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

     In addition, rights of withdrawal connected to our merger or consolidation (“incorporação”) into another company, to our participation in a group of concerns (a “grupo de sociedades”) and to the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law may not be exercised by holders of shares if such shares (1) are liquid, defined as being part of the BOVESPA Index or other stock exchange index (as defined by the CVM), and (2) are widely held, such that the controlling shareholder or companies it controls have less than 50.0% of our shares. Our Class B Shares are included on the BOVESPA Index.

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

     Pursuant to the Brazilian Corporation Law, each preferred share of a class that is admitted to trading on the Brazilian stock exchanges must have the following rights under the Company’s by-laws:

  one or both of the following priorities: priority in the receipt of fixed or minimum dividend; and/or priority in the reimbursement of capital, with or without premium; and

  one of the following rights: (A) right to participate in the distribution of the Mandatory Dividend of at least 25.0% of Adjusted Net Profit, pursuant to the following criteria: (i) priority in the receipt of dividends corresponding to at least 3.0% of the shares’ book value, and (ii) right to participate on the profit distribution with the Common Shares, in equal conditions, after the Common Shares have received dividends as set forth in (i) above; or (B) right to receive dividends in an amount per share at least 10.0% higher than the amount per share paid to holders of Common Shares; or (C) tag-along right at a price equal to at least 80.0% of the price paid to the controlling shareholder in case of transfer of control.

     Our by-laws comply with the directives of CVM as follows: (i) our Class A Shares shall have priority in the distribution of minimum dividends of 10.0% per year, pro rata, calculated as a percentage of the paid-in capital stock represented by such shares on December 31st of the previous fiscal year; (ii) our Class B Shares shall have priority in the distribution of minimum dividends, pro rata, in the amount equivalent to 25.0% of our net profits, as adjusted in accordance with Section 202 and its paragraphs of Law 6,404/76, calculated as a proportion of the paid-in capital stock represented by such shares on December 31st of the previous fiscal year; (iii) the dividends provided in item (ii) above to the Class B Shares shall be paid only from outstanding profits after the payment of priority dividends to Class A Shares; (iv) the dividends to be paid per preferred share, regardless of the class, shall be at least 10.0% higher than the dividends to be paid per Common Share, as provided by the Brazilian Corporation Law, as amended.

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

Regulation of and Restrictions on Foreign Investors

     Foreign investors face no legal restrictions barring them from holding Common Shares, Class A Shares, Class B Shares or ADSs.

     The ability to convert into foreign currency dividend payments and proceeds from the sale of Class B Shares or preemptive rights and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank. Any foreign investor who registers with the CVM in accordance with Resolution 2,689 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction.

     Annex V to Resolution 1,289 of the CMN, known as the “Annex V Regulations,” allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADR program is duly registered with the Central Bank and the CVM.

     Our by-laws do not impose any limitation on the rights of Brazilian residents or non-residents to hold our shares and exercise the rights in connection therewith.

Disclosure of Shareholder Ownership

     Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly reached an interest corresponding to 5.0% or more of any class of shares, or any rights under such shares, of a publicly traded company must disclose its share ownership to the Brazilian securities commission and stock exchanges in which the shares are traded. In addition, a statement containing the required information must be published in the newspapers. Any subsequent increase of 5.0% or more in ownership of any class of shares must be similarly disclosed. Also, the same obligation applies if any person or group of persons representing the same interest and holding an interest corresponding to 5.0% or more of any class of shares of a publicly traded company for any reason ceases to hold this participation.

MATERIAL CONTRACTS

     For information concerning our material contracts, see “Item 4. Information on the Company and Item 5. Operating and Financial Review and Prospects.”

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

     The Annex V Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program had been approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs who are not resident in a tax haven will be entitled to favorable tax treatment. For more information, see “—Taxation—Brazilian Tax Considerations—Taxation of Gains.”

     An electronic registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to this electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Class B Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Class B Shares, such holder will be entitled to continue to rely on the Depositary’s electronic registration for five business days after such exchange, following which such holder must seek to obtain its own electronic registration with the Central Bank. Thereafter, any holder of Class B Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Class B Shares, unless such holder obtains his own electronic registration. A holder that obtains an electronic registration may be subject to less favorable Brazilian tax treatment than a holder of ADSs. For more information, see “—Taxation—Brazilian Tax Considerations.”

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

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Class B Shares or ADSs by an individual, entity, trust or organization resident or domiciled outside Brazil for purposes of Brazilian taxation and, in the case of Class B Shares, has registered its investment in such securities with the Central Bank as a U.S. dollar investment. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder, and each Non-Brazilian Holder should consult its own tax advisor about the Brazilian tax consequences of investing in Class B Shares or ADSs.

     Pursuant to Brazilian law, Non-Brazilian Holders may invest in the Class B shares under Resolution 2,689, of the National Monetary Council.

     The rules of Resolution No. 2,689 allow foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with such Resolution, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

     Pursuant to the rules, foreign investors must: (1) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (2) complete the appropriate foreign investor registration form; (3) register as a foreign investor with the Brazilian Securities Commission, or the CVM; and (4) register the foreign investment with the Central Bank.

     Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM with the exception of certain immaterial transactions.

     Taxation of Dividends

     Dividends paid by the Company in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Class B Shares underlying ADSs or (ii) to a Non-Brazilian Holder in respect of Class B Shares will not be subject to Brazilian withholding income tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates depending upon the year in which the profits have been obtained.

     Distributions of Interest on Equity

     In accordance with Law 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the equity of the company as an alternative form of making dividend distributions. The rate of interest may not be higher than TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on equity may not exceed, for tax purposes, the greater of (i) 50.0% of net income (after social contribution on profits (the “CSLL”) and before the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made and (ii) 50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

     Payments of interest on equity are decided by the shareholders on the basis of recommendations of our board of directors.

     Distributions of interest on equity paid to Brazilian and Non-Brazilian Holders of Class B Shares, including payments to the Depositary in respect of Class B Shares underlying ADSs, are deductible by the Company for Brazilian corporate income tax and social contribution on profit purposes as far as the limits above described are observed. Such payments are subject to Brazilian withholding income tax at the rate of 15.0%, except for payments to beneficiaries situated in tax haven jurisdictions (that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment - “Tax Haven Holder”), which payments are subject to tax at a 25.0% rate.

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

     Taxation of Gains

     According to Law 10,833 of December 29, 2003, or Law 10,833, the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to other Non-Brazilian Holder or Brazilian holders, may become subject to taxation in Brazil. In this sense, if the Class B Shares are disposed of to a Non-Brazilian Holder, such holder may be subject to income tax on the gains assessed, following the rules described below, whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833, considering the general and unclear scope of it and the lack of judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil. Thus, the gain on disposition of ADSs by a Non-Brazilian Holder to a resident in Brazil (or possibly even to non-Brazilian resident) may be subject to income tax in Brazil according to the rules described below for ADSs or the rules applicable to disposition of common shares, when applicable.

     For purposes of Brazilian taxation, the income tax rules on gains related to disposition of Class B Shares or ADSs vary depending on the domicile of the Non-Brazilian Holder, the form by which such Non-Brazilian Holder has registered its investment before the Brazilian Central Bank and/or how the disposition is carried out, as described below.

     Generally, gains are the positive difference between the amount in reais realized on the sale or exchange of a security and its acquisition cost measured in reais (without correction for inflation).

     Gains assessed on the disposition of the Class B Shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

  are exempt from income tax when assessed by a Non-Brazilian Holder that is a holder under Resolution No. 2689 Holder and (ii) is not a Tax Haven Holder; or

  are subject to income tax at a rate of 15.0% in any other case, including the gains assessed by a Non- Brazilian Holder that (i) is not a 2,689 Holder, or (ii) is a 2,689 Holder but Tax Haven Holder. In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

     Any other gains assessed on a disposition of the units that is not carried out on the Brazilian stock exchange is subject to an income tax rate of 15.0%, except for Tax Haven Holders who are subject to an income tax rate of 25.0% . In case these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market, with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset with the eventual income tax due on the capital gain.

     In the case of redemption of the Class B Shares or capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount effectively received by the Non-Brazilian Holder and the acquisition cost of the securities redeemed or reduced in reais is treated as capital gain derived from sale or exchange of the shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15.0% or 25.0% as the case may be.

     Any exercise of preemptive rights relating to the Class B Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the Class B Shares will be subject to the same tax treatment applicable to disposition of Class B Shares.

     The deposit of Class B Shares in exchange for the ADSs may be subject to Brazilian income tax if the amount previously registered with the Central Bank as a foreign investment in Class B Shares is lower than (i) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of the deposit; or (ii) if no Class B Shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Class B Shares were sold during the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the Class B Shares, calculated as set forth above, shall be considered a capital gain subject to income tax at a rate of 15.0% or 25.0% in the case of investors that are Tax Haven Holders. There are arguments to support the theory that such taxation is not applicable to 2689 Holders, which is not a Tax Haven Holder.

     The withdrawal of Class B Shares in exchange for ADSs is not subject to Brazilian income tax, as long as the regulatory rules are appropriately observed with respect to the registration of the investment before the Central Bank.

     Other Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Class B Shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by Non-Brazilian Holders to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Class B Shares or ADSs.

     A tax on foreign exchange transactions (the “IOF/Exchange Tax”) may be imposed on a variety of foreign transactions, including the conversion of Brazilian currency into foreign currency (i.e., for purposes of paying dividends and interest) or vice-versa. The IOF/Exchange Tax rate on such conversions is currently 0% with some specific exceptions, but the Minister of Finance has the legal power to increase the rate to a maximum of 25.0% . Any such increase will be applicable only prospectively.

     IOF may also be levied on transactions involving bonds and securities (“IOF/Bonds Tax”), including those carried out on Brazilian stock, futures or commodities exchanges. As a general rule, the rate of this tax is currently zero. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% per day, but only in respect to future transactions.

     In addition to the IOF taxes mentioned above, any transaction carried out by a holder of Class B Shares and/or ADSs that results in the transfer of Brazilian currency from an account maintained by such holder (or its custodian) with the Brazilian financial institution may be subject to the temporary contribution on financial transactions (the “CPMF Tax”), at a rate of 0.38% . Currently, the funds transferred for the acquisition of shares on the Brazilian stock exchange and the remittance abroad of the proceeds earned from the disposition of shares in Brazil by means of a currency exchange transaction are exempt from the CPMF Tax. In addition, according to the Fourth Article of Provisory Measure No. 281, of February 15, 2006, the CPMF Tax rate is reduced to zero on withdrawals from bank accounts used to buy shares in a public offering, provided the public offering is registered with the CVM and that the issuer is listed on a Brazilian stock exchange. This Provisory Measure is currently valid but it is pending approval by the Congress. The CPMF Tax will remain in effect until December 31, 2007.

U.S. Federal Income Tax Considerations

     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein (possibly with retroactive effect). This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of Class B Shares or ADSs, but it does not purport to be a comprehensive description of all of the U.S. tax consequences that may be relevant to a decision to hold or dispose of Class B Shares or ADSs. This summary applies only to purchasers of Class B Shares or ADSs who will hold the Class B Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10.0% or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Class B Shares or ADSs on a mark-to-market basis, and persons holding Class B Shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes.

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

     For purposes of the U.S. Internal Revenue Code of 1986, as amended, which we call the “Code”, holders of ADSs will generally be treated as owners of the Class B Shares represented by such ADSs.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15.0% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2006 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

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

     Taxation of Capital Gains

     Upon the sale or other disposition of a Class B Share or ADS, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the Class B Share or ADS and the U.S. holder’s tax basis in the Class B Share or ADS. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the Class B Share or ADS has been held for more than one year on the date of the disposition. The net amount of long-term capital gain recognized by an individual holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15.0% . Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of Class B Shares or ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

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

DIVIDENDS AND PAYING AGENTS

     Entitlement to dividends arises on the date of acquisition of our shares or ADS. For a description of restrictions related to payments of dividends to foreign investors, see “Item 10. Additional information —Memorandum and Articles of Incorporation—Regulation of and Restrictions on Foreign Investors” and “Item10. Additional Information—Exchange Controls.” The depositary bank will distribute dividends and other distributions to the holders of our ADSs.

DOCUMENTS ON DISPLAY

     We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Since November 4, 2002, we are required to make filings with the SEC by electronic means. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

     In accordance with Section 303A.11 of the New York Stock Exchange (“NYSE”) Listed Company Manual, we have disclosed on our website (www.copel.com/ir) the significant ways in which our corporate governance practices differ from those required of domestic companies under the NYSE’s corporate governance standards.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     We are exposed to market risk arising from our normal business activities. These market risks principally involve the possibility of changes in both foreign currency exchange rates and interest rates that will adversely affect the value of our assets and liabilities, in addition to our future cash flow and earnings. Foreign exchange rate risk exists to the extent our costs are denominated in currencies other than those in which we earn revenues. Similarly, we are subject to market risk deriving from changes in interest rates which may affect the cost of our financing. We entered into derivative financial instruments for purposes other than trading, in order to manage and reduce our exposures to market risk resulting from fluctuations in interest rates and foreign currency exchange rates.

     Beginning in 2003, we entered into cross-currency interest rate swaps to mitigate the risks caused by foreign exchange and interest rate fluctuations and to protect our foreign currency exposure. In April 2005, we paid U.S.$150.0 million in Eurobonds and settled our cross-currency interest rate swaps contracts.

Risk

     At December 31, 2005, we had R$121.5 million of outstanding indebtedness denominated in U.S. dollars, R$20.0 million of indebtedness denominated in Japanese yens and R$122.3 million of indebtedness indexed to a basket of foreign currencies comprised by U.S dollars, Euros, Swiss francs and Japanese yens. At December 31, 2004, we had R$554.7 million of outstanding indebtedness denominated in U.S. dollars, R$32.8 million of indebtedness denominated in Japanese yens and R$176.7 million of indebtedness indexed to a basket of foreign currencies comprised by U.S dollars, Euros, Swiss francs and Japanese yens. In addition, our energy purchases from Itaipu are denominated in U.S. dollars, and the Cien Agreements are partially indexed to U.S. dollars For a more detailed description of these Agreements and of the status of our relationship with Cien, see “Item 4. Information on the Company—Business—Generation and Purchases of Energy—Cien”. We do not have revenues denominated in any of the above foreign currencies and, due to applicable regulations that require us to keep excess cash on deposit in real-denominated deposits with Brazilian banks, we do not have monetary assets denominated in such currencies. The potential loss to us that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately R$60.1 million, primarily due to the increase in our real-denominated financial statements in the principal amount of the foreign currency indebtedness described above (which increase would be reflected as an expense in our income statement). A hypothetical and instantaneous change of 10.0% in foreign currency exchange rates would result in an additional annual cash outflow of approximately R$45.3 million, reflecting the increased cost in reais of servicing foreign-currency indebtedness and purchasing energy from Itaipu and Cien. The above sensitivity analyses assume a simultaneous unfavorable 10.0% fluctuation in each of the exchange rates affecting the foreign currencies in which the foreign-currency indebtedness described above, the related interest expense and the expenses relating to purchase of energy described above are denominated.

Interest Rate Risk

     At December 31, 2005, we had outstanding R$2,044.1 million in loans and financing, of which R$84.5 million bore interest at fixed interest rates and R$1,959.6 million bore interest at floating rates of interest (primarily the TJLP, CDI, IGP-M and Libor). Pursuant to applicable regulations, we invest excess cash primarily in short-term instruments. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held at December 31, 2005, would result in a net additional cash outflow of approximately R$9.1 million. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (i.e. U.S. dollars; currencies in the currency basket). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

Item 12. Description of Securities Other than Equity Securities

     Not Applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

     The requirement to report on the effectiveness of our internal control over financial reporting will apply to us for the first time in our annual report on Form 20-F for the year ending December 31, 2006. In preparation for that report, we have begun to review our internal control over financial reporting, and we have identified certain material weaknesses. First, our controls regarding the selection of appropriate accounting policies under U.S. GAAP and Brazilian GAAP are not effective, as evidenced by the restatement of our previously issued financial statements reported in this annual report (see “Item 5—Financial and Operating Review and Prospects—Restatement of Previously Issued Financial Statements”). The Brazilian GAAP restatement was triggered by an ANEEL regulation covering accounting for R&D and EEP obligations. Second, our controls regarding the operational effectiveness in applying our accounting policies are not effective, as evidenced by our failure under U.S. GAAP to write down part of our unrecoverable deferred regulatory asset. Third, we have insufficient access controls on our information technology systems. We are taking steps to address these matters, but we may not be able to correct them, and we may determine that we have other material weaknesses that are unrelated to these matters.

     We have carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, because of the possible areas of material weakness that are summarized above, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2005 were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including to our Chief Executive Officer and Chief Financial Officer, as appropriate in order to allow timely decisions regarding required disclosure.

     There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     Our board of directors has reviewed the qualifications and backgrounds of the members of the audit committee and determined that Laurita Costa Rosa is an “audit committee financial expert” within the meaning of Item 16A and is independent. For more information regarding our audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.”

Item 16B. Code of Ethics

     In November 2003, we adopted a code of ethics that also applies to our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. We have posted copies of this code of ethics on our Internet website at the following address: www.copel.com/ir. Copies of our code of ethics may also be obtained without charge by writing to us at the address set forth on the front cover of this Form 20-F. We have not granted any implicit or explicit waivers from any provision of our code of ethics to the officers described above since adoption of the code.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

     PricewaterhouseCoopers Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2005 and 2004.

     The chart below sets forth the total amount billed to us by PricewaterhouseCoopers Auditores Independentes for services performed in 2005 and 2004, and breaks down these amounts by category of service in millions of reais:

	Year Ended December 31,

	2005	2004

	(millions of reais)

Audit Fees	0.7	0.5
Audit-Related Fees	–	–
Tax Fees	–	–
All Other Fees	–	–

Total	0.7	0.5

Audit Fees

     Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly Brazilian GAAP financial information in connection with statutory and regulatory filings or engagements.

Audit Committee Pre-Approval Policies and Procedures

     Neither our board of directors nor our audit committee has established pre-approval policies and procedures for the engagement of our independent auditors for services. Our board of directors expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Our audit committee provides recommendations to our board of directors regarding such engagements. For more information regarding our board of directors and audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices.”

Item 16D. Exemption from the Listing Standards for Audit Committees

     None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     None.

Item 17.

     Not applicable.

Item 18. Financial Statements

     Reference is made to pages F-1 through 86.

Item 19. Exhibits

1.1	Amended and Restated By-laws of the Company dated as of April 27, 2006 (English translation).

2.1	Deposit Agreement dated as of July 29, 1997 (incorporated by reference to our Registration Statement on Form F-6 filed with the SEC on March 23, 2000 (File No. 333-11692)).

4.1	The Adjustment Agreement of August 4, 1994 between the State of Paraná and Companhia Paranaense de Energia-COPEL (the “Adjustment Agreement”) (incorporated by reference to our Form F-1 333-7148, filed with the SEC on June 30, 1997) and the Deed of Amendment to the Adjustment Agreement (Quarto Termo Aditivo ao Termo de Ajuste celebrado em 21 de janeiro de 2005) (English translation).

8	List of Subsidiaries

12.1	Certification of the Chief Executive Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer of Copel, pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer of Copel, pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

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

INDEX OF DEFINED TERMS

Adjusted Net Profit	85	Group A Customers	33
ADRs	ii	Group B Customers	33
ADSs	ii	GW	iii
American Depositary Shares	ii	GWh	iii
ANEEL	ii	IBGE	57
Annex V Regulations	96	ICMS Tax	63
BNDESPAR	75	IDB	27
BOVESPA	88	IGP-DI	10
Braspower	37	Initial Supply Contracts	15
Brazilian Corporation Law	ii	Interconnected Power System	22
Brazilian GAAP	ii	Itaipu	22
CBLC	81	kV	iii
CCC Account	53	kW	iii
CCEE	41	kWh	iii
CDE Account	53	Latibex	90
CDI	72	Low Income Residential Customers	34
Central Bank of Brazil	7	Main Transmission Grid	30
CETIP	57	Mandatory Dividend	85
CGE	43	MME	40
Cien Agreements	29	MRE	54
Class A Shares	ii	MW	iii
Class B Shares	ii	MWh	iii
CMN	72	New Industry Model Law	14
CNPE	40	Non-Brazilian Holder	90
Common Shares	ii	ONS	41
Company	ii	Petrobras	27
Concessions Law	42	Pool	15
Consolidated Financial Statements	ii	Power Concessions Law	42
Copel	ii	PPT	52
Copel Agreement	29	R$	ii
Copel Distribuição	15	reais	ii
Copel Geração	15	real	ii
Copel-Agra	37	Resolution 2,689	96
Copel-Amec	37	RGR Fund	52
CRC Account	54	Sanepar	36
CRC Account Agreement	58	São Paulo Stock Exchange	88
Custodian	97	Securities Act	18
CVM	ii	Sercomtel	35
Deposit Agreement	89	Sercomtel Celular	35
Depositary	89	Sercomtel Telecomunicações	35
dollars	ii	Shareholders’ Agreement	75
Dominó Holding	36	the Company	110
Dona Francisca	27	Transfer Agent	95
ELEJOR	26	TUSD	50
Eletrobrás	26	TUST	50
Eletrosul	30	U.S. dollars	ii
ESCO	37	U.S. GAAP	ii
Free Consumers	38	U.S.$	ii
Fundação COPEL	80	UBP	52
Furnas	30

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

     Firm Capacity: The level of electricity which we can deliver from a specified power plant with a 95.0% degree of certainty, determined in accordance with certain prescribed statistical models.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/s/ Rubens Ghilardi

Name: Rubens Ghilardi
Title: Chief Executive Officer

By:	/s/ Paulo Roberto Trompczynski

Name: Paulo Roberto Trompczynski
Title: Chief Financial Officer

Date: June 30, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Companhia Paranaense de Energia - COPEL

1
We have audited the accompanying consolidated balance sheets of Companhia Paranaense de Energia - COPEL (the "Company") and its subsidiaries as of December 31, 2005 and 2004, and the consolidated statements of operations, of changes in shareholders' equity and of changes in financial position for the years ended December 31, 2005, 2004 and 2003, as restated (Note 2(b)). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Paranaense de Energia - COPEL and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations, the changes in its shareholders' equity and the changes in their financial position for the years ended December 31, 2005, 2004 and 2003 in conformity with accounting practices adopted in Brazil.

4
Our audits were performed for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, prepared in conformity with accounting practices adopted in Brazil. The statement of cash flows which provides supplemental information about the Company and its subsidiaries is not a required component of the financial statements. We also applied the audit procedures described in the second paragraph to the statements of cash flows for the years ended December 31, 2005, 2004 and 2003 and, in our opinion, they are fairly stated in all material respects in relation to the financial statements taken as a whole.

5
As discussed in Note 2(b) to the consolidated financial statements, the balance sheets as of December 31, 2004 and the related statements of operations, of changes in shareholders’ equity, of changes in financial position and of cash flows for the years ended December 31, 2004 and 2003 have been adjusted compared to those previously presented.

6
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33, as restated (Note 33(a)(ii).4), to the consolidated financial statements.

PricewaterhouseCoopers	Curitiba, Brazil
Auditores Independentes	June 29, 2006

Companhia Paranaense de Energia - COPEL

Consolidated Balance Sheets
Expressed in thousands of Brazilian reais

	December 31

Assets	2005	2004

		(as restated)
Current assets
Cash and cash equivalents	1,131,766	533,092
Accounts receivable, net	885,985	725,479
Dividends receivable	3,665	2,886
Materials and supplies	36,590	30,632
Recoverable rate deficit (CRC)	31,803	29,459
Deferred regulatory asset – CVA	128,187	197,162
Regulatory asset - Pis and Cofins	43,876	-
Deferred income taxes	25,676	24,054
Recoverable taxes	107,442	69,374
Other assets, net	77,333	41,034

	2,472,323	1,653,172

Non-current assets
Accounts receivable	104,483	100,703
Related parties	35,357	33,476
Recoverable taxes	47,621	41,018
Deferred income taxes	478,885	487,667
Judicial deposits	145,183	146,662
Recoverable rate deficit (CRC)	1,150,464	1,167,945
Deferred regulatory asset - CVA	8,559	111,246
Regulatory asset - Pis and Cofins	43,608	80,426
Other assets	48,275	52,407

	2,062,435	2,221,550

Permanent assets
Investments	414,320	407,627
Property, plant and equipment, net	5,991,291	5,730,561
Deferred charges, net	5,375	4,996

	6,410,986	6,143,184

Total assets	10,945,744	10,017,906

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Balance Sheets
Expressed in thousands of Brazilian reais	(continued)

	December 31

Liabilities and shareholders' equity	2005	2004

		(as restated)
Current liabilities
Suppliers	1,162,416	783,315
Loans and financing	99,253	514,396
Debentures	115,703	156,620
Deferred income taxes	54,916	66,808
Taxes on sales and others	327,049	258,347
Dividends and interest on equity	114,467	91,352
Accrued payroll costs	108,326	84,468
Pension and health-care plans	132,902	124,783
Deferred regulatory liabilities	65,664	-
Regulatory charges	41,280	64,135
Unrealized losses from cross-currency interest rate swaps	-	124,629
Other accrued liabilities	130,371	67,854

	2,352,347	2,336,707

Long-term liabilities
Suppliers	176,609	240,663
Loans and financing	602,624	702,868
Debentures	1,226,525	457,407
Deferred income taxes	26,694	72,350
Pension and health-care plans	470,609	542,899
Provision for contingencies	424,269	428,762
Deferred regulatory liabilities	24,912	-
Other long-term liabilities	10,541	7,646

	2,962,783	2,452,595

Minority interest	143,431	120,803

Shareholders' equity
Capital stock	3,480,000	3,480,000
Capital reserves	817,293	817,293
Revenue reserves	1,189,890	810,508

	5,487,183	5,107,801

Total liabilities and shareholders' equity	10,945,744	10,017,906

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Operations
Expressed in thousands of Brazilian reais, except per share amount

	Year ended December 31

	2005	2004	2003

		(as restated)	(as restated)
Operating revenues
Electricity sales to final customers	5,275,883	4,605,469	3,736,473
Electricity sales to distributors	949,937	445,856	334,157
Use of main transmission grid	267,996	209,766	112,118
Other revenues	322,314	283,234	237,475
Value-added taxes on sales and charges	(1,962,594)	(1,618,551)	(1,325,925)

Net operating revenues	4,853,536	3,925,774	3,094,298

Operating expenses
Electricity purchased for resale	(1,436,330)	(963,883)	(1,090,392)
Use of main transmission grid	(530,798)	(311,153)	(237,603)
Depreciation and amortization	(328,906)	(308,910)	(296,232)
Personnel expenses	(566,455)	(474,796)	(402,454)
Regulatory charges	(429,841)	(358,645)	(218,780)
Third party services	(197,143)	(192,793)	(170,688)
Materials and supplies	(266,829)	(345,288)	(296,847)
Pension and other benefits	(108,000)	(100,171)	(126,678)
Other expenses, net	(169,634)	(259,058)	(149,115)

Total operating expenses	(4,033,936)	(3,314,697)	(2,988,789)

Operating income before financial results and equity in
results of investees	819,600	611,077	105,509

Financial results
Financial income	396,279	427,539	325,823
Financial expenses	(497,280)	(446,911)	(165,965)

	(101,001)	(19,372)	159,858

Equity in results of investees	9,048	1,635	16,734

Operating income	727,647	593,340	282,101

Non-operating expenses, net	(10,646)	(6,358)	(20,530)

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Operations
Expressed in thousands of Brazilian reais, except per share amount	(continued)

	Year ended December 31

	2005	2004	2003

		(as restated)	(as restated)
Income before income taxes and minority interest	717,001	586,982	261,571
Income taxes	(198,200)	(196,107)	(88,738)

Income before minority interest	518,801	390,875	172,833

Minority interest	(16,424)	(21,243)	(14,408)

Net income for the year	502,377	369,632	158,425

Net income per thousand shares at year-end	1.84	1.35	0.58

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Statements of Changes in Shareholders' Equity
Expressed in thousands of Brazilian reais

			Revenue reserves

	Capital	Capital	Legal	Investment	Retained
	stock	reserves	reserve	reserve	earnings	Total

At January 1, 2003 (as restated)	2,900,000	817,288	157,438	840,060	-	4,714,786
Prior year adjustment	-	-	-	-	3,598	3,598
Donations and investment grants	-	5	-	-	-	5
Net income for the year	-	-	-	-	158,425	158,425
Appropriation of net income
Legal reserve	-	-	8,557	-	(8,557)	-
Interest on equity	-	-	-	-	(42,584)	(42,584)
Income reserve	-	-	-	110,882	(110,882)	-

At December 31, 2003 (as restated)	2,900,000	817,293	165,995	950,942	-	4,834,230

Capital increase	580,000	-	-	(580,000)	-	-
Net income for the year	-	-	-	-	369,632	369,632
Appropriation of net income
Legal reserve	-	-	18,707	-	(18,707)	-
Interest on equity	-	-	-	-	(96,061)	(96,061)
Income reserve	-	-	-	254,864	(254,864)	-

At December 31, 2004 (as restated)	3,480,000	817,293	184,702	625,806	-	5,107,801

Net income for the year	-	-	-	-	502,377	502,377
Appropriation of net income
Legal reserve	-	-	25,119	-	(25,119)	-
Interest on equity	-	-	-	-	(122,995)	(122,995)
Income reserve	-	-	-	354,263	(354,263)	-

At December 31, 2005	3,480,000	817,293	209,821	980,069	-	5,487,183

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Changes in Financial Position
Expressed in thousands of Brazilian reais

	Year ended December 31

	2005	2004	2003

Sources of funds		(as restated)	(as restated)
Funds from operations
Net income for the year	502,377	369,632	158,425
Expenses (income) not affecting working capital
Depreciation and amortization	328,906	308,910	296,232
Loss on disposal of property, plant and equipment and other	24,336	13,669	10,307
Equity in results of investees	(9,048)	(1,685)	(16,734)
Write-off of non-current assets	85	68,274	4,256
Monetary and foreign currency exchange variations, net	(42,777)	(88,255)	(272,210)
Unrealized losses from cross-currency interest rate swaps	-	90,905	33,724
Long-term liabilities provision	197,764	121,267	448,783
Deferred income taxes	(36,874)	21,251	(30,838)
Provision for losses on tax incentives	-	-	39,590
Gain on sale of interest in equity investees	-	(400)	(24,903)
Minority interest	16,424	21,243	14,408

	981,193	924,811	661,040

Funds from third-parties
Refund of judicial deposits	-	25,000	-
Long-term loans and financing	35,532	25,412	-
Debentures	755,626	-	-
Customers' contribution - special obligations	39,675	47,925	44,109
Sale of interest in equity investees	-	-	88,309
Interest on equity and dividends receivable	4,576	5,237	4,368
Transfer from long-term to current assets	246,231	285,719	159,967
Other	6,705	644	5

	1,088,345	389,937	296,758

Total sources	2,069,538	1,314,748	957,798

Application of funds
Interest on equity and dividends	122,995	96,061	42,584
Property, plant and equipment	668,866	431,122	319,729
Deferred charges	752	911	2,440
Investments	2,707	23,609	42,094
Non-current assets
Deferred regulatory asset	13,884	120,604	184,583
Regulatory asset - PIS and Cofins	48,597	80,426	-
Judicial deposits	19,826	32,420	35,005
Recoverable rate deficit (CRC) - reclassified from current assets	-	170,149	-
Accounts receivable	11,255	1,859	89,436
Loans to related parties	-	113,271	24,000
Deferred income taxes and tax recoverable	2,232	11,407	17,676
Other non-current assets	1,647	-	4,116
Transfers from long-term to current liabilities
Suppliers	64,321	33,656	6,516
Long-term loans and financing	95,900	581,618	104,694
Debentures	-	100,000	100,000
Taxes and other payables	51,941	7,216	6,555
Pension plan	131,644	144,416	133,483
Provision for losses on swap contracts	-	124,629	-
Provision for contingencies	693	1,607	5,010
Deferred regulatory liability	28,767	-	-

Total applications	1,266,027	2,074,981	1,117,921

Increase (decrease) in working capital	803,511	(760,233)	(160,123)

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Changes in Financial Position
Expressed in thousands of Brazilian reais	(continued)

	Year ended December 31

	2005	2004	2003

		(as restated)	(as restated)
Represented by
Current assets
Beginning of the year	1,653,172	1,381,805	1,052,860
End of the year	2,472,323	1,653,172	1,381,805

Increase in current assets	819,151	271,367	328,945

Current liabilities
Beginning of the year	2,336,707	1,305,107	816,039
End of the year	2,352,347	2,336,707	1,305,107

Decrease (increase) in current liabilities	(15,640)	(1,031,600)	(489,068)

Total increase (decrease) in working capital	803,511	(760,233)	(160,123)

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

1 The Company and its Operations

Companhia Paranaense de Energia - COPEL ("COPEL" or the "Company") is a mixed-capital corporation (sociedade de economia mista), organized under the laws of the Federative Republic of Brazil and controlled by the Paraná State Government.

The Company is engaged, through its subsidiaries, in the research, study, planning, building, and exploitation, production, transformation, transportation, distribution, and sale of energy, in any of its forms, in particular electric energy. These activities are regulated by the National Agency of Electric Energy (ANEEL), which reports to the Brazilian Ministry of Mines and Energy. Additionally, COPEL is authorized to be a member, together with private companies, of consortiums or companies with the objective of engaging in operations in the energy, telecommunications and natural gas areas.

As a Brazilian publicly held company, COPEL is registered with Comissão de Valores Mobiliários - CVM (the "CVM"), the Brazilian Securities Commission, and its shares are traded on the Brazilian stock exchanges. The Company is registered with the US Securities and Exchange Commission - SEC and its shares are listed on the New York Stock Exchange ("NYSE"), through an American Depositary Shares (ADS) program. The Company is also listed at LATIBEX, which is part of the Madrid Stock Exchange in Spain.

The subsidiaries of COPEL and their main activities are as follows:

(i) COPEL Geração S.A.: wholly owned subsidiary, which is intended to exploit the energy generation service; and has 18 power plants in operation, 17 hydroelectric and one thermoelectric plant, with a combined installed capacity of 4,549.6 MW. COPEL Geração S.A. received from ANEEL the following concessions, renewable pursuant to current legislation:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Power generation plants

		Installed	Date
		capacity	concession	Year of
Power plant	River	(MW) (*)	was issued	expiration

Hydroelectric plants
Gov. Bento Munhoz da Rocha Neto (Foz do Areia)	Iguaçu	1,676.00	May 24, 73	2023
Gov. Ney Aminthas de Barros Braga (Segredo)	Iguaçu	1,260.00	Nov 14, 79	2009
Gov. José Richa (Caxias)	Iguaçu	1,240.00	May 02, 80	2010
Gov. Pedro Viriato Parigot de Souza	Capivari - Cachoeira	260.00	Apr 23, 65	2015
Guaricana	Arraial	36.00	Aug 13, 76	2026
Chaminé	São João	18.00	Aug 13, 76	2026
Apucaraninha	Apucaraninha	10.00	Oct 13, 75	2025
Mourão	Mourão	8.20	Jan 20, 64	2015
Derivação do Rio Jordão	Jordão	6.50	Nov 14, 79	2009
Marumbi	Ipiranga	4.80	(**)
São Jorge	Pitangui/Tibagi	2.30	Dec 04, 74	2024
Chopim I	Chopim	1.98	Mar 20, 64	2015
Rio dos Patos	Rio dos Patos/Ivaí	1.72	Feb 14, 84	2014
Cavernoso	Cavernoso/Iguaçu	1.30	Jan 07, 81	2011
Salto do Vau	Palmital	0.94	Jan 27, 54	(***)
Pitangui	Pitangui	0.87	Dec 05, 54	(***)
Melissa	Melissa	1.00	Oct 08, 93	(***)

Thermoelectric plant
Figueira		20.00	Mar 21, 69	2019

(*) Unaudited.
(**) Under approval by ANEEL.
(***) Power plants with capacity lower than 1 MW are only registered with ANEEL. ANEEL only regulates power generation plants above 1MW.

(ii) COPEL Transmissão S.A.: wholly owned subsidiary, which is principally engaged in the transport and transmission of electric energy, in addition to operating part of the south-interconnected power system to the National Electric System Operator - ONS. As of December 31, 2005, COPEL Transmissão S.A. has 125 substations, operating at voltages equal to or higher than 69 kV, and 6,996.5 km of transmission lines.

(iii) COPEL Distribuição S.A.: wholly owned subsidiary, which is engaged in the distribution and sale of electricity, fuels and energetic raw materials; it distributes electricity in 392 of the 399 municipalities of the State of Paraná, serving 98 percent of the customers in the State of Paraná, as well as the municipality of Porto União, in the State of Santa Catarina.

(iv) COPEL Telecomunicações S.A.: wholly owned subsidiary, which is engaged in providing telecommunications and communications services in general. COPEL Telecomunicações S.A. has network and specialized circuit services under permission of ANATEL - Agência Nacional de Telecomunicações, the Brazilian National Telecommunication Agency. The Company provides telecommunication services since 1998. In 2005, net operating revenues from external customers of COPEL Telecomunicações S.A. represented 0.9% (2004 and 2003 - 0.8%) of consolidated net operating revenues.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(v) COPEL Participações S.A.: wholly owned subsidiary, which is engaged in holding ownership interests in other companies or consortiums.

(vi) Companhia Paranaense de Gás - COMPAGAS: COPEL Participações S.A. holds 51% of the voting capital of COMPAGAS, which is engaged in the supply of piped natural gas in the State of Paraná.

(vii) Centrais Elétricas do Rio Jordão S.A. - ELEJOR: COPEL Participações S.A. holds 70% of the voting capital of ELEJOR, which is engaged in the generation of electric energy in Fundão-Santa Clara Power Complex on the Jordão River in the State of Paraná.

2 Basis for Presentation

(a) Presentation of financial statements

The financial statements have been prepared in accordance with accounting practices adopted in Brazil ("Brazilian GAAP") which are based on the Brazilian Corporation Law (Law No. 6404/76, as amended), in compliance with the standards and procedures determined by the Brazilian Securities Commission (CVM), the accounting standards issued by the Conselho Federal de Contabilidade - CFC (the Federal Accounting Council), the Instituto dos Auditores Independentes do Brasil - IBRACON (the Brazilian Institute of Independent Auditors) and also in compliance with the standards and procedures of ANEEL included in the "Accounting Manual for the Electric Energy Public Service".

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

The consolidated financial statements prepared by the Company for statutory purposes, which include the stand alone financial statements of the parent company, were filed with the CVM in March 2006. The financial statements presented herein do not include the parent company's stand alone financial statements and are not intended to be used for statutory purposes. The financial statements originally filed with the CVM, for statutory and regulatory purposes, presents an adjustment to opening retained earnings as of January 1, 2005 for R$ 28,516, net of tax effects, for provision of research and development programs (R&D) and energy efficiency programs (PEE). The Brazilian GAAP financial statements, as of December 31, 2004 and for the years ended December 31, 2004 and 2003, included herein, has been restated, as described below, These restated financial statements have been prepared to be filed at the United States Securities and Exchange Commission (SEC) and are no intended to replace the financial statements for statutory and regulatory purposes.

Brazilian GAAP differs in significant respects from US GAAP. A reconciliation of the net income and shareholders' equity from Brazilian GAAP to US GAAP is provided herein (Note 33).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(b) Restatement

Subsequent to the issuance of the Company’s financial statements as of and for the year ended December 31, 2004, the Company’s management modified its accounting for provision of research and development programs (R&D) and energy efficiency programs (PEE), as discussed in Note 19, and other adjustments. Consequently, shareholders’ equity as of December 31, 2004 and 2003 was decreased by R$ 28,516 and R$ 24,000, after tax effects, and the net income for the years ended December 31, 2004 and 2003 was decreased in the amount of R$ 4,516 and R$ 12,712, respectively, after tax effects.

The Brazilian GAAP financial information as of December 31, 2004 and for the years ended December 31, 2004 and 2003 has been restated to reflect these adjustments.

The correction of the adjustments from the accounting treatment for provision of research and development programs (R&D) and energy efficiency programs (PEE) and other adjustments, represented by pension plan, capitalization of interest and resulted in the following additional charges:

	Shareholders’ equity			Net income for the year ended
	as of December 31, 2004			December 31, 2004

	Before	Tax	Net of	Before	Tax	Net of
Description	tax effects	effects	tax effects	tax effects	effects	tax effects

Provision for R&D and PEE programs	(43,206)	14,690	(28,516)	(27,791)	9,449	(18,342)
Other	-	-	-	20,949	(7,123)	13,826

	(43,206)	14,690	(28,516)	(6,842)	2,326	(4,516)

	Shareholders’ equity			Net income for the year ended
	as of December 31, 2003			December 31, 2003

	Before	Tax	Net of	Before	Tax	Net of
Description	tax effects	effects	tax effects	tax effects	effects	tax effects

Provision for R&D and PEE programs	(15,415)	5,241	(10,174)	(15,415)	5,241	(10,174)
Other	(20,949)	7,123	(13,826)	(3,845)	1,307	(2,538)

	(36,364)	12,364	(24,000)	(19,260)	6,548	(12,712)

	As previously		As
	reported	Adjustment	restated

Shareholders’ equity as of December 31, 2004	5,136,317	(28,516)	5,107,801
Net income for the year ended December 31, 2004	374,148	(4,516)	369,632
Net income per thousand shares at year end	1.37	(0.02)	1.35

Shareholders’ equity as of December 31, 2003	4,858,230	(24,000)	4,834,230
Net income for the year ended December 31, 2003	171.137	(12,712)	158,425
Net income per thousand shares at year end	0.63	(0.05)	0.58

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

3 Consolidated Financial Statements

The consolidated financial statements are presented in accordance with CVM Instruction 247/1996 and include the accounts of the subsidiaries COPEL Geração S.A., COPEL Transmissão S.A., COPEL Distribuição S.A., COPEL Telecomunicações S.A., COPEL Participações S.A., Companhia Paranaense de Gás - COMPAGAS and Centrais Elétricas do Rio Jordão S.A. - ELEJOR.

As authorized by CVM Circular 022/2003, the subsidiary Companhia Paranaense de Gás - COMPAGAS was not included in the Company's consolidated financial statements for the year ended December 31, 2003, as it does not have a significant impact on the Company's consolidated financial position. However, the consolidated financial statements as of December 31, 2005 and 2004 and for the three years ended December 31, 2005 presented herein included the consolidation of COMPAGAS, despite the non-consolidation of COMPAGAS in the original publication for the year ended December 31, 2003.

In 2004, COPEL acquired 30% of the common shares of ELEJOR and accordingly held 70% of the shareholding control of ELEJOR. As authorized by CVM Circular 009/2005, the subsidiary ELEJOR was not included in the Company's consolidated financial statements, originally published in 2004, as it does not have a significant impact on the Company's consolidated financial position and as of December 31, 2004, ELEJOR was a pre-operational company and, consequently, there were no results under Brazilian GAAP. However, the consolidated financial statements as of December 31, 2005 and 2004 and for the years then ended presented herein included the consolidation of ELEJOR, despite the non-consolidation of ELEJOR in the original publication of December 31, 2004 and for the year then ended.

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

Depreciation is computed on the straight-line method. The annual rates of depreciation are calculated based on ANEEL Instruction No. 44 of March 17, 1999 and are presented in Note 13.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

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

Interest capitalized on construction work in progress totaled R$ 49,757, R$ 48,125 and R$ 20,127 in 2005, 2004 and 2003, respectively.

a(iii) Special obligations

A liability is recorded for contributions received from the Federal Government and customers exclusively for investment in the electric energy distribution network. This liability is recorded in the property, plant and equipment and upon conclusion of the operating concession granted to the Company will be off-set against the concessionaire assets, including those purchased with these contributions received from the Federal Government and customers.

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
Expressed in thousands of Brazilian reais, unless otherwise stated

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

a(vi) Regulation and deferred regulatory asset

Memorandum account for Parcel "A" variations - CVA

Pursuant to Administrative Rule 25, of January 24, 2002, COPEL calculated the effects of the Memorandum Account for "Parcel A" Variations (CVA), intended to record the changes in costs in the period between annual tariff adjustments required, beginning in 2001, and related to the items laid down in the electric distribution concession contracts.

Administrative Rule 116, of April 4, 2003, postponed for 12 months the recovery of the balance of Memorandum Account for "Parcel A" Variations - CVA, for the annual tariff adjustments occurring between April 8, 2003 and April 7, 2004. The balance of CVA, as well the CVA balance calculated over the subsequent 12 months under the Administrative Rule 25 above, has been recovered over the 24 months subsequent to the annual tariff adjustment occurring between April 8, 2004 and April 7, 2005.

Administrative Rule 116 and Administrative Rule 361 of November 11, 2004 also prescribes that for electric energy supply tariff adjustment calculation purposes, the Account for Offsetting "Parcel A" Variations (CVA), must also record changes in the collection quota to the Energy Development Account (CDE), costs for purchase of power, and the power and cost-sharing quotas of the Program of Incentives for Alternative Energy Sources - Proinfa.

In accordance with ANEEL Technical Note 146 of June 21, 2004, the tariff adjustment in June 2004 included 50% of the balance of Recoverable CVA for 2002/2003 and for 2003/2004 periods. The remaining balances of the two periods were considered in the 2005 tariff adjustment.

In June 2005, ANEEL granted an average tariff increase of 7.8% . This increase consisted of 1.25% decrease in retail tariffs and a 9.05% increase to recover the deferred regulatory asset.

The balance of CVA for 2003, 2004 and 2005 will be realized during the first half of 2006.

(b) General accounting policies

b(i) Cash and cash equivalents

Cash and cash equivalents are stated at cost plus accrued interest. Cash equivalents consist principally of time deposits and certificates of deposits (with original maturity dates of three months or less) denominated in Brazilian reais.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

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

b(vii) Revenues, costs and expenses

Revenues, costs and expenses are recognized on an accrual basis, i.e., when the delivery of goods has occurred or services have been rendered, regardless of when the cash is received or paid.

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
Expressed in thousands of Brazilian reais, unless otherwise stated

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

b(x) Net income per share

These amounts are calculated based on the number of shares outstanding at the balance sheet date.

b(xi) Use of estimates

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the balance sheet date, and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ from those estimates. The principal estimates related to the financial statements refer to the recording of effects arising from allowance for doubtful accounts, useful lives of property, plant and equipment, impairment of long-lived assets, provision for contingencies, income tax, pension plan assumptions, application of regulatory accounting and transactions involving purchase and sale of energy in the MAE and in the Electric Energy Trading Chamber - CCEE which are recorded on estimated basis and final billing and settlement information are subject to review by participants in the CCEE.

b(xii) Derivative financial instruments

Unrealized losses, net related to cross-currency interest rate swap transactions calculated based on contractual rates, are recognized on the accrual basis, and are recorded in current liabilities under Unrealized losses from cross-currency interest rate swaps account, with a contra entry to financial expenses.

b(xiii) Regulated industry

Regulated assets have been recorded for future recovery through tariff increases, to the extent that recovery is considered to be reasonably assured.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

5 Cash and Cash Equivalents

		December 31

	Interest rates	2005	2004

Cash and banks		85,793	53,475
Cash equivalents	Average of 100% of CDI (*)	1,045,973	479,617

		1,131,766	533,092

(*) CDI - Certificado de Depósito Interbancário, an interbank variable interest rate.

6 Accounts Receivable, Net

	December 31

	2005	2004

Customers
Residential	155,429	132,083
Industrial	132,088	113,238
Commercial	78,334	66,168
Rural	16,744	13,403
Public entities	54,400	69,052
Public lightning	14,854	14,810
Public services	11,356	9,579
Unbilled	135,157	126,570
Installment receivables - current portion	64,659	50,434
Installment receivables - non current	73,091	73,124
Other	120,861	121,152

	856,973	789,613

Distributors
Short-term sale	40	142
Electricity sales to distributors - CCEE (Note 20(b))	11,018	11,725
Generating companies - short term reimbursement (a)	13,332	3,680
Generating companies - long-term reimbursement (a)	31,389	26,693
Initial supply contracts	9,520	4,978
Energy Auction	50,415	-
Bilateral agreements	36,862	38,816

	152,576	86,034

Transmission system	40,511	27,418
Telecommunications and other services	7,349	2,823
Services in progress	12,132	5,621
Allowance for doubtful accounts (b)	(79,073)	(85,327)

Accounts receivable, net	990,468	826,182

Current assets - accounts receivable, net	885,985	725,479
Non current assets - accounts receivable	104,483	100,703

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(a) Generators' reimbursement right

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

Receivables by COPEL Geração S.A. were segregated between current and long-term assets based on their expected realization, according to ANEEL Circular No. 2,218/2005.

(b) Allowance for doubtful accounts

The allowance for doubtful accounts was recorded pursuant to ANEEL Accounting Manual for the Electric Energy Public Service and to the chart of accounts from the Brazilian National Petroleum Agency (ANP) for gas supply receivables, based on a detailed analysis of past-due receivables, and at an amount considered by management sufficient to cover probable losses on the realization of receivables.

	December 31

	2003	Additions (*)	Write-offs	2004

Residential	22,810	54,729	(20,840)	56,699
Industrial	4,533	9,519	(3,526)	10,526
Commercial	5,417	2,188	(5,307)	2,298
Public entities	16,957	-	(1,376)	15,581
Other	2,928	752	(3,457)	223

	52,645	67,188	(34,506)	85,327

	December 31

	2004	Additions (*)	Write-offs	2005

Residential	32,061	52	(16,859)	15,254
Industrial	10,526	6,650	(5,271)	11,905
Commercial	26,298	8,483	(6,497)	28,284
Public entities	15,581	6,633	-	22,214
Other	861	1,107	(552)	1,416

	85,327	22,925	(29,179)	79,073

(*) Net of reversals and recoveries.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

7 Dividends Receivable

	December 31

	2005	2004

Sercomtel S.A. Telecomunicações	942	-
Tradener Ltda.	64	64
Dominó Holdings S.A.	2,637	2,437
Other	22	385

	3,665	2,886

8 Recoverable Rate Deficit (CRC)

The Paraná State Government has paid the renegotiated installments as determined by the fourth amendment to the CRC Account Agreement. Amortizations are secured by dividends payable by the Company to the Paraná State Government.

Maturity of the non-current CRC is as follows:

December 31,
2005

2007	33,918
2008	36,174
2009	38,580
2010	41,145
2011	43,882
Thereafter	956,765

1,150,464

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

9 Deferred Regulatory Assets and Liabilities

a) CVA

	December 31

	2005	2004	2005	2004

Asset	Current Asset		Non Current

Recoverable CVA - tariff adjustment 2003
Electricity purchased for resale (Itaipu)	22,712	45,425	-	22,712
Transmission of electricity purchased from Itaipu	321	641	-	321
Use of transmission installations - basic network	11,011	22,022	-	11,011
Regulatory charges (CDE)	8,300	16,600	-	8,300
Charges on use of system services - ESS	5,980	11,960	-	5,980

	48,324	96,648	-	48,324

Recoverable CVA - tariff adjustment 2004
Electricity purchased for resale (Itaipu)	-	3,967	-	-
Transmission of electricity purchased from Itaipu	-	2,415	-	-
Use of transmission installations - basic network	41,885	40,154	-	40,154
Regulatory charges (CDE)	-	7,603	-	-
Charges on use of system services - ESS	-	14,680	-	-
Regulatory charges (CCC)	-	8,927	-	-

	41,885	77,746	-	40,154

Recoverable CVA - tariff adjustment 2005
Electricity purchased for resale (Itaipu)	-	(3,525)	-	(3,525)
Transmission of electricity purchased from Itaipu	1,086	918	-	918
Use of transmission installations - basic network	15,689	20,271	-	20,271
Regulatory charges (CDE)	4,991	(535)	-	(535)
Charges on use of system services - ESS	3,267	1,586	-	1,586
Regulatory charges (CCC)	4,386	4,053	-	4,053

	29,419	22,768	-	22,768

Recoverable CVA - tariff adjustment 2006
Transmission of electricity purchased from Itaipu	910	-	910	-
Use of transmission installations - basic network	854	-	854	-
Regulatory charges (CDE)	1,617	-	1,617	-
Charges on use of system services - ESS	598	-	598	-
Regulatory charges (CCC)	4,580	-	4,580	-

	8,559	-	8,559	-

Total	128,187	197,162	8,559	111,246

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	December 31

	2005	2004	2005	2004

Liabilities	Current liabilities		Long-term liabilities

Recoverable CVA - tariff adjustment 2005
Electricity purchased for resale
Auction	16,565	-	-	-
CIEN	7,239	-	-	-
Itiquira	(370)	-	-	-
Itaipu	17,318	-	-	-

	40,752	-	-	-

Recoverable CVA - tariff adjustment 2006
Electricity purchased for resale
Auction	14,556	-	14,556	-
CIEN	5,752	-	5,752	-
Itiquira	(7,557)	-	(7,557)	-
Itaipu	12,161	-	12,161	-

				-
	24,912	-	24,912	-

Total	65,664	-	24,912	-

The changes of the deferred regulatory balances, monetary indexed by SELIC rates, are presented as follows:

				Monetary
	2004	Additions	Amortization	indexation	Transfer	2005

Assets
Electricity purchased for resale (Itaipu)	67,254	(27,804)	(60,009)	8,635	34,636	22,712
Transmission of electricity purchased from Itaipu	5,208	2,011	(4,820)	828	-	3,227
Use of transmission installations - basic network	153,746	(8,794)	(90,037)	15,378	-	70,293
Regulatory charges (CDE)	29,527	15,531	(34,665)	6,132	-	16,525
Charges on use of system services - ESS	35,635	4,364	(35,480)	5,924	-	10,443
Regulatory charges (CCC)	17,038	8,551	(15,349)	3,306	-	13,546

	308,408	(6,141)	(240,360)	40,203	34,636	136,746

Liabilities
Electricity purchased for resale
Auction	-	58,867	(18,168)	4,978	-	45,677
CIEN	-	25,023	(7,940)	1,660	-	18,743
Itiquira	-	(15,013)	404	(875)	-	(15,484)
Itaipu	-	22,661	(18,990)	3,333	34,636	41,640

	-	91,538	(44,694)	9,096	34,636	90,576

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

b) Regulatory Asset – Pis and Cofins

Brazilian Federal Laws No. 10,637 and No. 10,833 changed the calculation basis and increased the rates of PIS and COFINS. As a result, PIS expenses increased as from December 2002 and COFINS expenses as from February 2004.

ANEEL Circular Letter No. 190/2005, as amended by Circular Letter 302/2005, recognized the Company’s right to be reimbursed the additional PIS and COFINS expenses, requiring recognition of a regulatory asset or liability at December 31, 2004, depending on whether they increased or reduced costs, respectively. Based on ANEEL regulations, the Company recorded an asset of R$ 80,426 in long-term receivables with a contra entry reducing PIS and COFINS expenses at December 31, 2004.

Pursuant to the ANEEL authorization as of June 2005, COPEL began to include PIS/PASEP and COFINS taxes in the amounts billed to customers. As a result, amounts billed to customers increased in the range of 5.0% to 5.5%, and these taxes will no longer be included in the basis for determining electricity rates.

The amounts recorded in the non-current assets of R$ 43,608, as of December 31, 2005, are waiting ANEEL definitions in relation to the recovery period. Accordingly, these amounts have not been monetarily restated.

10 Recoverable Taxes

	December 31

	2005	2004

Income and social contribution taxes recoverable	100,509	58,227
Value Added Tax (ICMS) recoverable	52,138	52,104
Other	2,416	61

	155,063	110,392

Recoverable taxes - current assets	107,442	69,374
Recoverable taxes - non-current assets	47,621	41,018

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

11 Deferred Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The Brazilian statutory rate is 34.0%, comprised of income tax (25.0%) and social contribution tax (9.0%) .

The major components of the deferred tax accounts are as follows:

	December 31

	2005	2004

Current assets
Net operating losses carryforward	745	-
Temporary differences	24,931	24,054

	25,676	24,054

Non-current assets
Temporary differences
Pension plan deficit - Plan III	109,973	116,064
Pension and health-care plans - CVM Resolution 371	53,082	57,295
Provisions for contingencies and other	236,153	197,259
Net operating losses carryforward	79,677	117,049

	478,885	487,667

Total deferred income tax asset	504,561	511,721

Current liabilities
CVA deferral	(37,696)	(66,808)
Other	(17,220)	-

	(54,916)	(66,808)

Long-term liabilities
CVA deferral	(2,910)	(38,050)
Deferred regulatory asset	(14,827)	(27,345)
Other	(8,957)	(6,955)

	(26,694)	(72,350)

Total deferred income tax liability	(81,610)	(139,158)

Total deferred income tax, net	422,951	372,563

Pursuant to income tax legislation, tax loss carryforwards are available for offset up to the limit of 30% of annual taxable income, without expiration period.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Reconciliation of income taxes

The reconciliation of the income taxes, calculated at the rates in effect, with the amounts shown in the statements of operations, is as follows:

	Year ended December 31

	2005	2004	2003

		(as restated)	(as restated)

Income before income taxes and minority interest	717,001	586,982	261,571
Statutory income taxes rates - %	34	34	34

Income taxes expenses computed based on statutory rates	(243,780)	(199,574)	(88,934)
Income tax effects on
Benefit from interest on equity	41,818	32,661	14,479
Equity in results of investees	4,590	1,989	7,301
Non-deductible pension expenses	(4,274)	(22,501)	(20,789)
Other	3,446	(8,682)	(795)

Tax expense per statement of operations	(198,200)	(196,107)	(88,738)

Current income tax	(248,228)	(131,698)	(132,216)
Deferred income tax	50,028	(64,409)	43,478

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

12 Investments

	December 31

	2005					2004

	Investee's	Investees'	Total	Equity in	Total	Total
	shareholder's	net income	ownership	results of	investment	investment
	equity	(loss)	- %	investees	balances	balances

Investments accounted for under the equity method
Sercomtel S.A. - Telecomunicações	211,501	(633)	45.00	(285)	95,175	97,677
Sercomtel Celular S.A.	33,534	(4,649)	45.00	(2,092)	15,091	17,367
Dominó Holdings S.A.	564,569	63,907	15.00	9,519	84,685	77,341
Escoelectric Ltda.	(1,919)	(2,473)	40.00	(222)	-	222
Advance for future capital increase				-	2,500	-
Copel Amec S/C Ltda.	890	198	48.00	95	427	332
Dona Francisca Energética S.A.	(4,753)	11,597	23.03	-	-	-
Carbocampel S.A.	513	(55)	49.00	(27)	252	278
Advance for future capital increase				-	198	-
Braspower International Engineering S/C Ltda.	(336)	(263)	49.00	-	-	-
Advance for future capital increase				-	176	176
Centrais Eólicas do Paraná Ltda.	5,582	671	30.00	201	1,675	1,473
Foz do Chopim Energética Ltda.	69,983	17,647	35.77	6,312	25,033	18,721
UEG Araucária Ltda.	(182,102)	(57,151)	20.00	-	-	-
Advance for future capital increase				-	141,899	141,899

				13,501	367,111	355,486

Other investments
Goodwill on investments, net of amortization
Sercomtel S.A. - Telecomunicações				(4,228)	10,024	14,252
Sercomtel Celular S.A.				(580)	1,383	1,963
Centrais Elétricas do Rio Jordão S.A. -
ELEJOR				-	22,815	22,815
Tax incentive
FINAM				-	40,370	40,046
FINOR				-	9,870	9,870
Reserve for tax incentive losses				-	(47,900)	(47,900)
Assets for future use				-	6,825	6,810
Other				-	3,822	4,285
Dividends				355	-	-

				9,048	414,320	407,627

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

On December 18, 2003, the Company entered into an agreement with Triunfo Participações e Investmentos S.A. to acquire 30% of the common shares of ELEJOR. This transaction was approved by ANEEL on July 27, 2004 and by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica - CADE), the anti-trust regulator. Accordingly, the Company holds 70% of the shareholding control of ELEJOR as of December 31, 2005 and 2004 (2003 - 40% of the common shares) and 35% of the total shares of ELEJOR.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Tax incentives are investments approved by the Federal Government in underdeveloped regions of Brazil or in specific projects, which are available to Companies without additional cost upon the payment of taxes.

13 Property, Plant and Equipment

	December 31

	2005			2004

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

In service
Generation	4,265,518	(1,486,354)	2,779,164	4,208,087	(1,384,574)	2,823,513
Transmission	1,381,276	(443,291)	937,985	1,294,572	(406,546)	888,026
Distribution	3,255,323	(1,584,860)	1,670,463	3,019,795	(1,451,514)	1,568,281
Telecommunications	290,969	(130,451)	160,518	271,775	(106,324)	165,451
Holdings	383	(232)	151	407	(209)	198
Elejor	285,405	(3,895)	281,510	313	(122)	191
Gas	130,798	(21,207)	109,591	101,440	(16,526)	84,914

	9,609,672	(3,670,290)	5,939,382	8,896,389	(3,365,815)	5,530,574

Construction work in progress	817,032	-	817,032	925,435	-	925,435

	10,426,704	(3,670,290)	6,756,414	9,821,824	(3,365,815)	6,456,009

Special obligations
Transmission	(7,140)	-	(7,140)	(7,140)	-	(7,140)
Distribution	(757,983)	-	(757,983)	(718,308)	-	(718,308)

	(765,123)	-	(765,123)	(725,448)	-	(725,448)

	9,661,581	(3,670,290)	5,991,291	9,096,376	(3,365,815)	5,730,561

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The principal annual depreciation rates are as follows:

Percentage

Generation
Equipment	10.0
Generator	3.3
Reservoirs, dams and water mains	2.0
Hydraulic turbine	2.5
Transmission
System structure and conductor, and power transformer	2.5
Equipment	10.0
Re-ignition	4.3
Distribution
System structure and conductor, and power transformer	5.0
Capacitors and distribution switches	6.7
Voltage regulator	4.8
Telecommunications
Energy and transmission equipment	10.0
Overhead and underground cables, wiring and private switching center	10.0
Holdings
Equipment	10.0
Furniture	10.0
Buildings	4.0
Vehicles	20.0
Gas
Gas pipeline	3.3
Gas pipeline operation equipment	10.0

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
Expressed in thousands of Brazilian reais, unless otherwise stated

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

14 Suppliers

	December 31

	2005	2004

Transmission network use charges
Connection	252	251
Basic network	41,765	35,318
Energy transmission	3,102	2,622

	45,119	38,191

Electricity suppliers
ANDE (Paraguay)	4,763	5,229
Eletrobrás (Itaipu)	77,921	62,736
CIEN - short-term (Note 20(c)(ii))	63,000	63,000
CIEN - long-term (Note 20(c)(ii))	175,452	239,774
Foz do Chopin Energética Ltda.	69,244	44,878
Furnas Centrais Elétricas S.A.	18,348	-
Itiquira Energética S.A.	7,037	5,894
Dona Francisca Energética S.A.	4,182	30,517
Other concessionaires	35,851	6,625

	455,798	458,653

Supplies and services
Petróleo Brasileiro S.A. - Petrobras (a)	778,286	468,495
Petróleo Brasileiro S.A. - Petrobras - long-term	268	-
Other suppliers - short-term	58,665	57,750
Other suppliers - long-term	889	889

	838,108	527,134

	1,339,025	1,023,978

Suppliers - Current liabilities	1,162,416	783,315
Suppliers - Long-term liabilities	176,609	240,663

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(a) Petróleo Brasileiro S.A. - Petrobras

The amounts owed to Petrobras totaling R$ 778,286 as of December 31, 2005 (2004 - R$ 468,495), comprise gas purchases of R$ 495,088 (R$ 371,134 in 2004) and fines and penalties of R$ 283,198 (R$ 97,361 in 2004). The outstanding balance as of December 31, 2005 is subject to the outcome of negotiations concerning the agreement with UEG Araucária Ltda.

15 Loans and Financing

	December 31

	2005				2004

	Current portion		Long-term

		Accrued
	Principal	interest	Principal	Total	Total

Foreign currency
Eurobonds	-	-	-	-	404,738
IDB (i)	21,414	2,423	98,465	122,302	176,699
National Treasury Department (ii)	9,771	1,533	110,096	121,400	149,929
Banco do Brasil S.A (iii)	4,907	413	14,720	20,040	32,766
Eletrobrás	7	2	57	66	80

	36,099	4,371	223,338	263,808	764,212

Local currency
Eletrobrás (iv)	49,774	2,465	312,947	365,186	402,160
Eletrobrás - ELEJOR (v)	-	-	33,377	33,377	-
BNDES (vi)	6,376	-	31,939	38,315	49,509
Other	163	5	1,023	1,191	1,383

	56,313	2,470	379,286	438,069	453,052

	92,412	6,841	602,624	701,877	1,217,264

(i) IDB (Inter-American Development Bank) - consists of a loan for the Segredo hydroelectric power plant and Rio Jordão deviation project, guaranteed by the Federal Government, which as of January 15, 1991 amounted to US$ 135 million. Interest and principal payments are due semi-annually to 2011 and interest is calculated according to a rate determined by the institution each year, which in the second half of 2005 was 4.23% per annum. The loan is guaranteed by statutory liens on the financed assets and mortgage guarantee, in addition to the co-guarantee of the Federal Government. The contract has debt covenants such as liquidity ratio (current assets/current debt) of 1.2:1, total non-current debt to shareholders' equity ratio under 0.9:1 and restrictions on the acquisition of new debt if the liquidity ratio is less than 1.5.

Other requirement includes:

  the Company should take proper measures to obtain tariffs which could cover all operating costs;

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

  the Company is prohibited from acquiring its own shares and distributing any part of its capital without the bank's prior authorization.

(ii) National Treasury Department (NTD) - the debt classified as National Treasury Department which terms and payment conditions were established as part of the Brazilian foreign debt restructuring, under Law 4,131/62, signed on May 20, 1998, in the context of the Brady Plan, is as follows:

				December 31

	Maturity		Amortization
Bond type	(years)	Due date	(in installments)	2005	2004

Par bond (a)	30	2024	One payment at maturity	37,375	42,356
Capitalization bond (b)	20	2014	21 semi-annual	27,121	34,367
Debt conversion bond (c)	18	2012	17 semi-annual	23,050	30,009
Discount bond (d)	30	2024	One payment at maturity	25,984	29,319
EI-bond (interest bonds) (e)	12	2006	19 semi-annual	1,273	4,309
New money bonds (f)	15	2009	17 semi-annual	3,274	4,749
FLIRB (g)	15	2009	13 semi-annual	3,323	4,820

				121,400	149,929

The annual interest rates and amortization are as follows:

a) Par Bond - Interest of 6.0% per year to final maturity, with a single repayment at the end of the agreement.
b) Capitalization Bond - Interest of 8.0% per year to final maturity, repayable in 21 semi-annual installments, starting April 2004.
c) Debt Conversion Bond - Interest equivalent to semi-annual LIBOR + 7/8 of 1% per year, repayable in 17 semi-annual installments, starting April 2004.
d) Discount Bond - Interest equivalent to semi-annual LIBOR + 13/16 of 1% per year, with a single repayment at the end of the agreement.
e) El Bond - Interest Bonds - Interest equivalent to semi-annual LIBOR + 13/16 of 1% per year, repayable in 19 semi-annual installments, starting April 1997.
f) New Money Bonds - Interest equivalent to semi-annual LIBOR + 7/8 of 1% per year, repayable in 17 semi-annual installments, starting April 2001.
g) FLIRB - Interest equivalent to 4.0% to 5.0% per year in the first years and semi-annual LIBOR + 13/16 of 1% per year after the 6th year to the end of the agreement, repayable in 13 semi-annual installments, starting April 2003.

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the nonpayment of any financing installment, the credits to be made to its account receivable for own revenues, up to a limit sufficient to cover the payment of installments and other charges payable at each maturity. For Discount Bonds and Par Bonds, there are collateral deposits of R$ 11,147 and R$ 15,893 (2004 - R$ 11,149 and R$ 15,871), respectively, accounted for in other assets non current.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(iii) Banco do Brasil S.A. - consists of a loan in Japanese Yen for the gas thermoelectric substation of the Salto Caxias plant, with amortization in 20 semi-annual installments, beginning March 7, 2000, subject to and interest of 6.6% per year. The debt is guaranteed by COPEL's accounts receivable, in case of default.

(iv) Eletrobrás - consists of loans funded by Fundo de Financiamento da Eletrobrás - FINEL and the RGR for the expansion of the generation, transmission and distribution systems. Amortization of the outstanding balances started in February 1999 and the final maturity is in August 2021. Interest of 5.5% to 6.5% per year and principal are paid on a monthly basis indexed by the FINEL (Eletrobrás financing rate) index and UFIR.

(v) Eletrobrás - ELEJOR - consist of interest and monetary indexation on ELEJOR preferred shares held by Eletrobrás, which are redeemable. The redeemable shares are adjusted by the IGP-M plus interest of 12% per year and deducted by dividends paid, beginning in 24 months after the start-up of ELEJOR and payable in 32 quarterly installments.

(vi) BNDES - consists of a loan obtained by Companhia Paranaense de Gás - COMPAGAS, signed on December 14, 2001, a line of credit repayable in 99 installments. Tranches A and C are subject to TJLP plus an interest of 4% per year, in the event of TJLP exceeds 6% per year, the surplus will be added to the principal. Tranches B and D are subject to UNBND rate plus an interest of 4% per year.

(a) Maturity of long-term loans and financing

	As of December 31, 2005

	Foreign	Local
	currency	currency	Total

2007	35,306	47,709	83,015
2008	35,306	44,696	80,002
2009	34,373	43,100	77,473
2010	28,534	41,873	70,407
2011	17,594	41,873	59,467
Thereafter	72,225	160,035	232,260

	223,338	379,286	602,624

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

16 Debentures

As of December 31, 2005 and 2004, the debentures balances were as follows:

	December 31

	2005			2004

	Short-term	Long-term	Total	Total

Local currency
Second Issue (a)	57,220	562,902	620,122	614,027
Third Issue (b)	35,251	400,000	435,251	-
ELEJOR (c)	23,232	263,623	286,855	-

	115,703	1,226,525	1,342,228	614,027

a) Debentures - Second Issue

The issuance of simple debentures was approved at the 156th Extraordinary Shareholders' Meeting of February 19, 2002, and concluded on May 9, 2002, with full subscription in the amount of R$ 500,000, divided into 3 series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a 5-year validity term and maturity on March 1, 2007. The first series was repurchased on February 27, 2004 and the 2nd series was renegotiated in March 2005.

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

b) Debentures - Third Issue

In March 2005, the Company filed with the CVM the request to issue a Debenture Program in the amount of R$ 1,000,000. The 1st series of this program totaled R$ 400,000 and the proceeds were used in May 2005 to repay the Eurobonds of US$ 150,000 issued in 1997. The debentures are nonconvertible into shares and remunerated at 115% of the average daily rate of the CDI, with amortization beginning in 2007 and final maturity in 2009. Interest is paid semi-annually, starting on August 1, 2005 to February 1, 2009.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The debentures of the third issue are secured by the bank account at Banco do Brasil S.A. from Copel Geração S.A., where are deposited the resources from the energy sales agreements.

The Company is required to comply with certain covenants measured in accordance with Brazilian GAAP: (i) consolidated EBITDA/consolidated financial expenses for the twelve month period ending on the last day of the fiscal quarters ended on March and September should be, at least, 1.8 through June 30, 2006 and 2.0 as from June 30, 2006; (ii) consolidated debt/consolidated EBITDA no greater than 4.0; and (iii) consolidated debt/(consolidated debt plus shareholders’ equity) no greater than 0.42.

c) Debentures - ELEJOR

In February 2005, ELEJOR issued 1,000 convertible debentures comprised by two series in the amount of R$ 255,626 indexed to TJLP, plus a spread of 4% per year, the amortization of 660 debentures from the first series starts in May 2009 and the final mature is in February 2015, and the amortization of 340 debentures from the second series starts in May 2010 and the final mature is in February 2016. Interest on the first series will start on February 2006, and will be paid quarterly through February 2015. Interest on the second series will be paid annually through February 2007, and will be paid quarterly starting on May 2007 through May 2016.

The debentures issued by ELEJOR were acquired by BNDES Participações S.A. - BNDESPAR, and were guaranteed by Copel Participações S.A., the proceeds will be used mainly to: (i) investments in the Fundão-Santa Clark Power Complex; (ii) investments in two small hydroelectric plants, PCH Santa Clara I and PCH Fundão; (iii) payment of 50% of the amount borrowed between July 1, 2004 and September 30, 2004 from Copel Participações S.A.; (iv) payment of loans from Copel Participações S.A., as from October 1, 2004.

Maturity of long-term debentures, as of December 31, 2005:

Total

2007	696,222
2008	133,320
2009	155,667
2010	41,233
2011	45,064
Thereafter	155,019

1,226,525

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

17 Taxes on Sales and Others

	December 31

	2005	2004

ICMS payable	157,129	127,778
PIS and COFINS payable	54,106	31,091
INSS included in REFIS, net of payments (i)	71,023	67,240
Other	44,791	32,238

	327,049	258,347

(i) Tax Recovery Program - REFIS

In 2000, the Company included in the Tax Recovery Program (REFIS), created by Law 9,964, of April 10, 2000, a total debt of R$ 89,766, arising from tax obligations to the National Institute of Social Security (INSS), and settled R$ 45,766 related to interest, using credits deriving from income tax and social contribution loss carryforwards purchased from third parties. Considering that the Federal Revenue Secretariat (SRF) has not yet completed the analysis of this transfer of tax credits, the Company set up the provision in September 2003. As of December 31, 2005, the provision recorded totaled R$ 71,023 including interest and monetary indexation (2004 - R$ 67,240).

18 Regulatory Charges

	December 31

	2005	2004

Financial settlement - water resources	12,382	12,392
Energy development account - CDE	10,934	7,093
Emergency capacity charges	10,021	22,067
Global reversal reserve - RGR	5,390	4,686
ANEEL inspection fare	1,117	795
Fuel consumption account - CCC	1,051	15,709
Other	385	1,393

	41,280	64,135

19 Other accrued liabilities

Other accrued liabilities include the provision for research and development programs (R&D) and energy efficiency programs (PEE) in the amount of R$ 95,870 and 43,206, as of December 31, 2005 and 2004, respectively.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Concessionaires of public distribution of electric energy are required to spend at least 1.0% of their annual net operating revenue, after deducting ICMS and emergency capacity charges, in programs identified as Energy Efficiency Programs (PEE) and Research and Development (R&D), as prescribed by Law 9,991/2000, and amended by Law 10,848/2004. Until December 31, 2005, such amount should be spent 50% for PEE and 50% for R&D. Out of the total amounts to be invested in R&D, such amounts should be spent: (i) 40% in research and development projects carried out by the Company or by third parties; (ii) 40% should be paid to a third-party, the Brazilian National Scientific and Technological Development Fund (FNDCT); and (iii) the remaining 20% should be paid to another third-party, the Brazilian Energy Research Company (EPE).

The amounts payable to FNDCT and EPE, have been provided for by the Company monthly following the accrual basis. However, the amounts related to PPE and item (i) of R&D were accounted for in the financial statements for periods through December 31, 2004 on a cash basis.

In November 2005, ANEEL, through Resolution No. 176, and the Manual for PEE, determined that: (a) a provision should be recorded following the accrual basis for amounts required to be spent of PEE and R&D, and (b) that the amounts to be spent should be increased by interest computing using the SELIC interest rate.

IBRACON, through Technical Notice 03/2006, issued on January 23, 2006, concluded that the non recognition of a liability for expenditures on PEE and R&D are prior-year adjustments resulting from misinterpretation of facts. Technical Notice 03/2006 also required: (a) to recognize a liability against retained earnings as of January 1, 2005 for the amounts accrued but not yet spent as of January 1, 2005 for PEE and R&D, and (b) to record within financial expenses for the year ended December 31, 2005 the cumulative interest on such liability based on SELIC since the requirement to adjust the amount to be spent by SELIC has been established during 2005. As a result, the Company recorded on its financial statements for statutory and regulatory purposes an adjustment to opening retained earnings as of Janury 1, 2005 for R$ 28,516, net of tax effects. The Brazilian GAAP financial information, included in these financial statements, as of December 31, 2004 and for the years ended December 31, 2004 and 2003 has been restated to reflect these adjustments (Note 2(b)).

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	December 31

			Provision for
	Judicial deposits		contingencies
	(non-current assets)		(long-term liabilities)

	2005	2004	2005	2004

Labor contingencies - a(i)	62,693	44,147	82,667	64,504

Civil
Customers - tariff litigation - a(ii)	1,648	1,456	20,205	15,657
Land expropriation - a(iii)	6,852	6,399	13,384	35,847
IUEE - municipal governments	-	-	-	7,374
Civil and tax courts	10,946	8,936	32,059	28,018

	19,446	16,791	65,648	86,896

Taxes
COFINS - a(iv)	-	-	197,549	197,549
PASEP - a(v)	14,045	35,350	14,263	35,568
INSS - a(vi)	48,015	48,014	25,625	18,245
Federal taxes	-	-	30,741	26,000
Other	-	-	7,776	-

	62,060	83,364	275,954	277,362

Other judicial deposits - a(vii)	984	2,360	-	-

	145,183	146,662	424,269	428,762

a(i) Labor contingencies

Refer to labor lawsuits in progress for which the Company, based on the opinion of outside legal counsel and Company's lawyers, recognized a reserve for probable losses.

a(ii) Customers - tariff litigation

The Company is a party to lawsuits in which certain industrial customers are challenging the constitutionality of the tariff increase based on DNAEE Ordinances 38 and 45, of January 27, 1986 and March 4, 1986, respectively, which became effective during the Brazilian government's "Cruzado Plan", and claiming refunds of the amounts involved. It is not possible to anticipate the final outcome of these lawsuits, although several other companies have obtained partial success. The Company recognized an accrual as of December 31, 2005 of R$ 20,205 (2004 - R$ 15,657) to cover probable losses on these lawsuits, regarding the tariff difference charged to industrial customers in the period from March to November 1986, plus charges on late payments. The amount is considered sufficient to cover probable losses.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

a(iii) Land expropriation

Lawsuits brought by owner whose land were expropriated for the installation of Company's projects, specifically those necessary for the construction of dams and transmission lines.

a(iv) COFINS

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

Prior to 1998, the probability of loss was considered probable and a provision for the probable loss was recorded. On August 18, 1998, the Federal Court of Appeals, 4th Region, issued a judgment granting COPEL immunity from COFINS levied on electric energy operations. On August 10, 2000, the Federal Government requested a new trial to annul such judgment. The Company was summoned on November 21, 2000, thus raising the issue of the loss of the exemption. On December 14, 2000, the process was concluded by the court reporter, which was contested by COPEL, based on conclusive opinions of renowned jurists on the impropriety of the government’s request to annul the original judgment. In August 2003, a majority of the court approved the government’s request to annul the judgement. The Company filed an appeal requesting clarification of the decision, which was partially accepted. In June 2004, COPEL filed a request for reconsideration and the judgment was scheduled for December 2, 2004, however, the Federal Court announced its postponement.

On June 2, 2005, the Federal Court resumed trial and accepted, by majority vote, COPEL’s claim of lapsing of right to take legal action, and on August 3, 2005, the ruling was published.

The Federal Government filed a Special Appeal on September 19, 2005, and COPEL submitted its brief of appellee. After admissibility review, the appeal was accepted by the 4th District Federal Court, to which COPEL responded by filing a request for clarification, with a view to overruling the decision that had accepted the appeal.

As of December 31, 2005, the Company has maintained its liability for the deferred contingent gain on this while awaiting a final judgment.

a(v) PASEP

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

In 1999, the Company adopted the benefits of the Provisional Measure ("Medida Provisória") 1,858-8, dated August 27, 1999 (up dated by the Provisional Measure 2,037 of December 21, 2000), which provided for abatement of penalties if the Company paid the taxes and abandoned the judicial proceedings. A portion of the total balance deposited in a judicial escrow account in the past was already refunded to the Company in 1999 and the related reserve was reduced based on original values of the claim. The remaining balance as of December 31, 2005 of R$ 14,263 (2004 - R$ 35,568) refers to interest and fines on the same subject which are still being reviewed by the Judicial Court, for which COPEL is waiting for the final court decision on the residual amount to be refunded.

a(vi) INSS

During 2001 the Company received tax assessment in connection with various aspects of the Social Security (INSS) legislation, mainly regarding vacation premium, amounts payable as indemnity to employees, social security co-responsibility with contractors, and failure in retention of INSS contribution of contracted independent workers.

The Company has initiated a judicial proceeding against this assessment and based on the risk evaluation of its legal advisors estimates that its maximum exposure in this matter would be R$ 25,625 as of December 31, 2005 (2004 - R$ 18,245), which was recorded as a liability. The amount of R$ 255,000, which is represented mostly by contingencies related to INSS on third-party services, was classified as "possible loss" by the legal advisers, and therefore was not provided for in the consolidated financial statements.

a(vii) Other contingencies and judicial deposits

The Company is a party to other administrative and judicial lawsuits related to environmental, tax, civil and labor matters, which were also analyzed by independent counselors. Management considers that these lawsuits will not have a material effect on the Company's financial position and, therefore, did not recognize an accrual for them.

a(viii) Possible losses

The Company has other possible (unprovided) contingencies for labor and civil contingencies, based on the reports of legal advisors, amounting to R$ 36,414 (2004 - R$ 14,901) and R$ 73,612 (2004 - R$ 56,910), respectively, as of December 31, 2005.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(b) Electric Energy Trading Chamber - CCEE

The Wholesale energy market - MAE was extinguished and on November 11, 2004, and its activities, assets and liabilities were assumed by the Electric Energy Trading Chamber - CCEE (Câmara de Comercialização de Energia Elétrica).

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

The Company's claim involves the partial sale of energy from Itaipu in the Southern and Southeastern sub-markets to comply with the bilateral agreements of electricity sales to distributors and industrial customers during the rationing period in 2001, when there was a significant difference in the prices of spot market energy. As of December 31, 2005, the estimated amount of calculation differences is approximately R$ 610,000 (2004 - R$ 534,000), which has not been recognized as a liability by the Company on its books. Management, based on the opinion of its legal counsel, considers that the probability of loss in this lawsuit is possible, accordingly, no provision was recorded as of December 31, 2005 and 2004.

On August 27, 2002, the Company obtained a favorable injunction issued by the Federal Regional Court - 1st Section, in order not to consider the new accounting set forth in ANEEL Decision 288 and ANEEL Resolution 395.

Changes in spot-market energy amounts (CCEE) in 2005 were as follows:

	Amount to			Amount to
	be settled at			be settled at
	December 31,			December 31,
	2004	Settlement	Appropriation	2005

Current assets (Note 6)	11,725	(82,339)	81,632	11,018
Current liabilities	-	(28,580)	28,580	-

MAE, net balance	11,725	(53,759)	53,052	11,018

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
Expressed in thousands of Brazilian reais, unless otherwise stated

(c) Commitments

Company management is renegotiating contracts, conducting studies, currently effective surveys, analysis, and audits to improve the contractual terms and conditions currently effective. Accordingly, the Board of Directors authorized the suspension of payments on the following contracts:

c(i) UEG Araucária Agreement

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
Expressed in thousands of Brazilian reais, unless otherwise stated

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

The preliminary hearing at the Arbitration Court, CCI, Paris, was held on February 22, 2004. This hearing was adjourned to April 15, 2004. On that occasion, COPEL reaffirmed its position that it will not accept the arbitration and noted that there is a decision by Brazilian courts nullifying the contract's arbitration clause that supported the Paris proceedings. In July 2004, there was a further hearing in Paris, continuing the arbitration procedure, when COPEL reaffirmed its previous position. On December 6, 2004, the Arbitration Court decided that it is competent to judge the proceedings. This judgment will not affect or change the decisions of the Brazilian courts concerning this matter. The Arbitration Court will discuss the merits of the litigation between the parties. From January 23 through January 27, 2006, the examining sessions took place. Final claims shall be submitted and a new hearing shall take place in April 2006; the arbitration shall be concluded within the first half of 2006.

On May 30, 2005, the Company, despite not acknowledging the jurisdiction of the Arbitration Court over this matter, submitted its counterclaims against UEG Araucária, based on the "principle of eventuality" and as a form of defense against Araucária’s claims.

ANEEL has acknowledged the technical and operational issues that prevent the Araucária facility from generating energy. In a letter sent to COPEL’s Chief Executive Officer and to the management of UEG Araucária, ANEEL, in addition to discussing the reasons for the facility’s failure to operate, states that the conditions for its commercial operation had already been " jeopardized" as of September 27, 2002 (date of inauguration of the plant).

The expert reports received by ANEEL attest that the facility cannot be operated in a safe and continuous manner, as COPEL has claimed since 2003. These reports, which have been confirmed by experts from Scott Wilson Raymond in England and from Instituto Superior Técnico (IST) from Portugal, two renowned European institutions specialized in thermal energy, corroborate all the issues raised by COPEL in the court-ordered expert investigation discussed above.

c(ii) CIEN Agreement

On December 13, 1999, COPEL and CIEN reached a firm energy purchase commitment by entering into two contracts of 400 MW, totaling 800 MW of firm power and associated energy, to be made available by CIEN of 525 kV from Substation Itá (Santa Catarina).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

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

In 2005, the Company recognized R$ 309,334 (2004 - R$ 322,037 and 2003 - R$ 564,569) in operating expenses for electricity purchased for resale from CIEN. The amount of R$ 564,569 includes R$332,000 of electricity purchased in 2003, R$ 7,499 of indexation and the balance of R$ 225,070 related to electricity purchased in prior years (R$ 315,000 under the renegotiation of the agreement, including R$ 63,000 paid in 2003 and R$ 252,000 provided for payments due in 2004 through 2007, less R$ 89,930 related to amounts provided as of December 31, 2002), which was recognized following the renegotiation of the agreement in 2003.

The addenda to formalize the agreement were signed on December 10, 2003 and approved by ANEEL on December 23, 2003.

c(iii) COMPAGAS Agreement

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

The Company provided an accrual of the natural gas volume guaranteed by the agreement signed by the parties on a take-or-pay basis. The agreement also prescribes that the amount paid can be recovered over a seven-year period, linked to the equivalent gas consumption. However, this recovery depends on the results of the Company discussions with the other shareholders of UEG Araucária. As of December 31, 2005, the amount payable to Petrobras was recorded as suppliers and totaled R$778,286 (2004 - R$ 468,495).

c(iv) Other commitments

COPEL Distribuição is renegotiating the energy purchase agreements with Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. and since September 2003 and November 2003, respectively, has not made payments. Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. commenced arbitrations proceedings against COPEL Distribuição seeking the amount of R$ 27,479 and R$ 27,416, respectively, for the outstanding amounts and penalties that had been billed to COPEL Distribuição according to its energy purchase agreements and both case were ruled in their favor. COPEL Distribuição is currently presenting its defense, based on the understanding that the contracts are null and void, since they are damaging to the Company’s assets.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The Company’s management based on the advice of its legal counsel believes that it is probable to prevail in these arbitrations, and accordingly, no provisions were recorded as of December 31, 2005 and 2004.

21 Pension and Health Care plans

The Company sponsors a retirement pension plan ("pension plan") and a health-care plan, for medical and dental assistance during and after employment for its employees and their dependents, ("health-care plan") both administered by a separate entity, Fundação Copel, which operates in accordance with specific legislation and regulations in Brazil.

The funded status for both pension plan and health-care plan were as follows:

	December 31

	2005			2004

	Pension	Health-care
	plan	plan	Total	Total

Fully or partially covered obligations	2,050,038	433,172	2,483,210	2,387,929
Fair value of plan assets	(2,407,368)	(100,736)	(2,508,104)	(2,156,525)
Actuarial (gains) losses to be amortized	681,747	(53,342)	628,405	436,278

Total actuarial obligation balance	324,417	279,094	603,511	667,682

Pension and health-care plans - current liability	119,344	13,558	132,902	124,783
Pension and health-care plans - long-term liability	205,073	265,536	470,609	542,899

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
Expressed in thousands of Brazilian reais, unless otherwise stated

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

The estimated net periodic plan costs for 2006 (unaudited) and 2005, as follows:

	2006			2005

	Pension	Health-care
	plan	plan	Total	Total

Cost of current service	6,774	7,182	13,956	12,493
Estimated interest cost	369,279	52,728	422,007	378,960
Estimated return on plan assets	(320,618)	(9,161)	(329,779)	(290,313)
Estimated employee contributions	(653)	-	(653)	(588)
Amortization of gain and losses	(25,353)	-	(25,353)	(13,930)

Total estimated	29,429	50,749	80,178	86,622

In 2005, 2004 and 2003, expenses incurred with pension and health-care plans were as follows:

	Year ended December 31

	2005			2004	2003

	Pension	Health-care
	plan	plan	Total	Total	Total

Post employment expenses	35,202	51,420	86,622	80,752	109,872
Active employee expenses	-	21,378	21,378	19,419	16,806

	35,202	72,798	108,000	100,171	126,678

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Actuarial assumptions applied in the calculation of obligations and costs for 2006 and 2005 were as follows:

	2006	2005

Inflation rate	5.05%	6.13%
Expected discount/return rates	11.35%	12.50%
Salary increase rate	7.15%	8.26%
Health care cost increase rate	4.18%	4.18%

22 Shareholders' Equity

(a) Capital stock

At December 31, 2005, the capital stock amounts R$ 3,480,000 (2004 - R$ 3,480,000) and are held, of record, among the following main shareholders as follows:

	Thousands of shares

			Preferred shares

	Common
Shareholder	shares	%	Class A	%	Class B	%	Total	%

State of Paraná	85,028,464	58.6	-	-	-	-	85,028,464	31.1
Paraná Investimentos S.A.	134	-	-	-	13,639	-	13,773	-
BNDESPAR	38,298,775	26.4	-	-	27,282,007	21.3	65,580,782	24.0
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.6
Stock exchange (Brazil)	16,111,629	11.1	120,312	29.8	70,687,484	55.1	86,919,425	31.7
Stock exchange (ADRs)	3,447,455	2.4	-	-	30,099,406	23.5	33,546,861	12.3
Municipalities	184,295	0.1	14,716	3.6	-	-	199,011	0.1
Other	429,554	0.3	268,687	66.6	138,044	0.1	836,285	0.2

Total	145,031,081	100.0	403,715	100.0	128,220,580	100.0	273,655,376	100.0

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

On March 29, 2006, the shareholders approved the conversion of 359,612 preferred shares "A" into preferred shares "B".

(b) Capital reserves

	December 31

	2005	2004

Contributions and grants for investments	702	702
Recoverable rate deficit (CRC)	790,555	790,555
Other	26,036	26,036

	817,293	817,293

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

As allowed by the CVM, the Company elected to pay interest on equity in the amount of R$ 122,995 as of December 31, 2005 (2004 - R$ 96,061), instead of paying dividends, and retain the remaining net income as an investment reserve.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	Year ended December 31

	2005	2004	2003

		(as previously reported)
Net income for the year	502,377	374,148	171,137
Tax effects due to the option of paying interest on equity	(41,818)	(32,661)	(14,479)

Net income without tax effects of interest on equity	460,559	341,487	156,658
Legal reserve (5%) computed over net income above	(23,028)	(17,074)	(7,833)

Basis for dividend computation	437,531	324,413	148,825

Minimum dividends (25%)	109,383	81,103	37,206
Income tax withheld on interest on equity (*)	12,974	10,290	4,493

Minimum dividend computed considering the
effects of income tax	122,357	91,393	41,699
Excess over minimum dividend	638	4,668	885

Appropriated Interest on equity	122,995	96,061	42,584

(*)	On the portion of interest on equity distributed to exempt shareholders, income tax withholding is not applicable, resulting in an effective rate of 10.55% for 2005 (2004 - 10.71% and 2003 - 10.55%).

23 Tariff Adjustments

(a) Annual tariff adjustment

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
Expressed in thousands of Brazilian reais, unless otherwise stated

Starting in January 2004, the Company decided to reduce to 8.2% the average discount offered to performing customers. This decision resulted in an average increase of 15 percent in the total amount of energy bills.

(b) Periodic tariff review

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

In June 2005, ANEEL granted an average tariff increase of 7.8% . This increase consisted of 1.25% decrease in retail tariffs and a 9.05% increase to recover the deferred regulatory asset. The Company continued the discounts policy and as from August 1, 2005, the average discount granted to customers who pay the bills on time is 6.8% .

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

24 Operating Revenues

	Year ended December 31

	2005	2004	2003

Electricity sales to final customers
Residential	1,856,980	1,651,363	1,365,309
Industrial	1,649,222	1,456,340	1,172,135
Commercial	1,092,912	912,171	724,652
Rural	242,188	210,550	166,748
Public entities	168,008	142,457	116,423
Public lighting	144,214	128,199	106,265
Utility service	122,359	104,389	84,941

	5,275,883	4,605,469	3,736,473

Electric energy sales to distributors
Initial contracts	39,642	36,550	27,797
Bilateral agreements	389,605	370,679	217,626
Auction - CCEAR	435,588	-	-
Sales - CCEE	85,102	38,627	88,731
Current	-	-	3

	949,937	445,856	334,157

Use of main transmission grid
Electric grid	132,463	80,526	14,605
Basic grid	135,361	129,079	97,369
Connection grid	172	161	144

	267,996	209,766	112,118

Other revenues	322,314	283,234	237,475

	6,816,130	5,544,325	4,420,223

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

25 Value-added and taxes on sales and charges

	Year ended December 31

	2005	2004	2003

ICMS (value added taxes)	1,373,494	1,175,935	951,723
PIS and COFINS (taxes on revenue)	441,392	240,623	198,561
Emergency capacity charges	82,404	137,243	106,391
RGR	63,817	63,249	68,000
Other deductions	1,487	1,501	1,250

	1,962,594	1,618,551	1,325,925

26 Operating Expenses

(a) Electricity purchased for resale

	Year ended December 31

	2005	2004	2003

Eletrobrás (Itaipu)	464,423	439,494	395,664
CIEN	309,334	322,037	564,569
Furnas Centrais Elétricas S.A. - Auction	174,447	-	-
Companhia Hidro Elétrica do São Francisco - Auction	122,819	-	-
Other concessionaires - Auction	87,139	-	-
Itiquira Energética S.A.	80,684	68,189	39,220
Dona Francisca Energética S.A.	48,443	44,112	32,336
Companhia Energética de São Paulo - Auction	46,233	-	-
CVA	43,175	-	-
CCEE	28,055	52,167	21,150
Foz do Chopim Energética Ltda.	23,530	21,785	18,463
Other concessionaires	8,048	16,099	18,990

	1,436,330	963,883	1,090,392

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(b) Personnel expenses

	Year ended December 31

	2005	2004	2003

Salaries and wages	414,364	347,701	282,399
Payroll charges	138,701	115,298	95,566
Food and education allowances	35,575	30,465	23,280
Labor and severance indemnities, net of reversals	2,669	1,893	16,931
Employee profit sharing	32,294	18,319	16,000
Transfers to construction in progress	(57,148)	(38,880)	(31,722)

	566,455	474,796	402,454

In 1996, the Company adopted a program of profit sharing for its employees, provided certain previously agreed upon financial and operating goals were met. In 2005, 2004 and 2003, the amount of profit sharing provided was R$ 32,294, R$ 18,319 and R$ 16,000, respectively.

(c) Regulatory charges

	Year ended December 31

	2005	2004	2003

Fuel consumption account - CCC	199,615	189,317	125,795
Financial settlement - water resources	65,559	56,039	43,356
ANEEL inspection fee	11,785	8,523	6,019
Energy development account - CDE	152,707	104,604	43,445
Other	175	162	165

	429,841	358,645	218,780

(d) Materials and supplies

	Year ended December 31

	2005	2004	2003

Purchase of gas for resale	142,129	278,336	239,756
Raw material and supplies for electric energy
generation	62,070	12,271	12,206
Fuel and vehicle parts	21,531	18,550	16,271
Materials for use in the electricity system	18,723	15,637	11,814
Other	22,376	20,494	16,800

	266,829	345,288	296,847

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

27 Financial Income (Expenses), Net

	Year ended December 31

	2005	2004	2003

Financial Income
Income on temporary cash investments	107,036	52,958	71,262
Charges on overdue receivables	68,897	52,037	59,835
Interest and commissions	113,142	166,316	71,737
Monetary adjustment	18,862	115,451	74,162
Other financial income	88,342	40,777	48,827

	396,279	427,539	325,823

Financial Expenses
Interest on loans and financing	(217,787)	(170,862)	(198,209)
Monetary and exchange variation, net	53,099	(7,991)	119,571
Losses from swap contracts	(41,952)	(90,905)	(33,724)
Contractual fines - Compagas	(190,940)	(81,509)	(10,749)
Other financial expenses	(99,700)	(95,644)	(42,854)

	(497,280)	(446,911)	(165,965)

	(101,001)	(19,372)	159,858

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

28 Related -Party Transactions

The Company had transactions with unconsolidated related parties, including the sale of electric energy. Tariffs charged for sale of electricity energy were approved by ANEEL and the amounts billed were not considered material for disclosure purposes. All other transactions were carried out under terms and conditions similar to market.

	Balances as of December 31, 2005

	Current assets		Non-current assets		Current liabilities			Long-term liabilities

	Recoverable			Recoverable
	rate deficit	Other	Related	rate deficit		Loans and			Loans and
	(CRC)	assets	parties	(CRC)	Suppliers	financing	Debentures	Suppliers	financing	Debentures

Shareholders
Government of State of Paraná	31,803	1,076	-	1,150,464	-	-	-	-	-	-
BNDES	-	-	-	-	-	(6,376)	(23,232)	-	(31,939)	(263,623)
Eletrobrás	-	-	-	-	(77,921)	(52,248)	-	-	(346,381)	-

Affiliates and related parties
Braspower International
Engineering S/C Ltda.	-	992	-	-	-	-	-	-	-	-
Centrais Eólicas do Paraná Ltda.	-	-	-	-	(2,651)	-	-	-	-	-
Dona Francisca Energética S.A.	-	-	-	-	(4,182)	-	-	-	-	-
Dutopar Participações Ltda.	-	-	-	-	(76)	-	-	-	-	-
Foz do Chopim Energética Ltda.	-	-	35,357	-	(69,244)	-	-	-	-	-
Petrobrás Gás S.A.	-	-	-	-	(778,286)	-	-	(268)	-	-

	31,803	2,068	35,357	1,150,464	(932,360)	(58,624)	(23,232)	(268)	(378,320)	(263,623)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	Balances as of December 31, 2004

							Long-term
	Current assets		Non-current assets		Current liabilities		liabilities

	Recoverable			Recoverable
	rate deficit	Other	Related	rate deficit		Loans and	Loans and
	(CRC)	assets	parties	(CRC)	Suppliers	financing	financing

Principal shareholders
Government of State of Paraná	29,459	1,154	-	1,167,945	-	-	-
BNDES	-	-	-	-	-	(11,674)	(37,835)
Eletrobrás	-	-	-	-	(62,736)	(46,356)	(355,884)

Affiliates and related parties
Braspower International Engineering S/C Ltda.	-	982	-	-	-	-	-
Centrais Eólicas do Paraná Ltda.	-	-	-	-	(1,357)	-	-
Copel Amec S/C Ltda.	-	18	-	-	-	-	-
Dona Francisca Energética S.A.	-	-	-	-	(30,517)	-	-
Dutopar Participações Ltda.	-	-	-	-	(120)	-	-
Foz do Chopim Energética Ltda.	-	-	33,476	-	(44,878)	-	-
Petrobrás Gas S.A.	-	-	-	-	(468,495)	-	-
Sercomtel S.A. - Telecomunicações	-	89	-	-	-	-	-

	29,459	2,243	33,476	1,167,945	(608,103)	(58,030)	(393,719)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	Transactions - Year ended December 31,

	2005				2004				2003

		Energy				Energy				Energy		Other
		and gas	Financial	Other		and gas	Financial	Other		and gas	Financial
	Operating	purchased	income and	income and	Operating	purchased	income and	income and	Operating	purchased	income and	income and
	revenues	for resale	(expenses)	(expenses)	revenues	for resale	(expenses)	(expenses)	revenues	for resale	(expenses)	(expenses)

Shareholders
Government of State of Paraná	-	-	90,765	367	-	-	198,278	109	-	-	126,945	192
BNDES	-	-	(4,941)	-	-	-	(6,847)	-	-	-	(8,615)	-
Eletrobrás	-	(464,423)	(32,163)	-	-	(439,494)	(42,480)	-	-	(395,664)	(40,661)	-

Affiliates and related parties
Braspower International
Engineering S/C Ltda.	-	-	-	441	-	-	-	370	-	-	-	302
Centrais Eólicas do Paraná Ltda.	-	(1,043)	(419)	-	-	(964)	(169)	-	-	(691)	-	-
Copel Amec S/C Ltda.	-	-	-	-	-	-	-	143	-	-	-	217
Dona Francisca Energética S.A.	-	(48,443)	-	-	-	(44,112)	(739)	-	-	(32,336)	-	-
Dutopar Participações Ltda.	-	-	-	(812)	-	-	-	(700)	-	-	-	-
Foz do Chopim Energética Ltda.	-	(23,530)	1,683	(836)	-	(21,785)	(864)	-	-	(18,463)	3,333	-
Onda Provedor de Serviços S.A.	-	-	-	-	483	-	276	-	1,353	-	448	-
Petrobras Gas S.A.	-	(142,129)	-	(315)	-	(278,336)	-	(292)	-	(239,756)	-	-
Sercomtel S.A. Telecomunicações	835	-	-	-	1,557	-	-	-	1,713	-	-	-
Tradener Ltda.	-	-	-	-	-	-	-	-	-	-	-	(157)

	835	(679,568)	54,925	(1,155)	2,040	(784,691)	147,455	(370)	3,066	(686,910)	81,450	554

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The following summarizes the most significant transactions with the shareholders:

Government of State of Paraná

The Company has an accounts receivable from the Government of State of Paraná, which owns 58.6% of the Company's common shares, under the CRC Account Agreement in the amount of R$ 1,182,267 and R$ 1,197,404 (including both current and non-current CRC accounts receivable) as of December 31, 2005 and 2004, respectively. The outstanding balance bears interest of 6.65% per annum and is adjusted in accordance with the IGP-DI inflation index. The Company recorded interest income and monetary indexation of R$ 90,765, R$ 198,278 and R$ 126,945 in 2005, 2004 and 2003, respectively. The Company’s employees also render services to the Government of State of Paraná and for which received an expense recovery in the amount of R$ 367, R$ 109 and R$ 192 in 2005, 2004 and 2003, respectively. The Company has an accounts receivable recorded in other assets of R$ 1,076 and R$ 1,154 as of December 31, 2005 and 2004, respectively.

BNDES Participações S.A. - BNDESPAR

BNDESPAR owns 26.4% of the Company's common shares. BNDESPAR is wholly owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social - BNDES and has the right to appoint 2 members to the Board of Directors. The Company has loans with BNDES of R$ 38,315 and R$ 49,509 as of December 31, 2005 and 2004, respectively. The Company recorded interest expense of R$ 4,941, R$ 6,847 and R$ 8,615 in 2005, 2004 and 2003, respectively.

In February 2005, ELEJOR issued 1,000 convertible debentures comprised by two series in the amount of R$ 255,626 indexed to TJLP, plus a spread of 4% per year. The debentures issued by ELEJOR were acquired by BNDESPAR. As of December 31, 2005, the balance of these debentures amounted to R$286,855. ELEJOR capitalized interest expense of R$ 16,380 in 2005.

Eletrobrás

Eletrobrás owns 1.1% of the Company's common shares. The Company purchased electricity for resale from Eletrobrás (Itaipu) totaling R$ 464,423, R$ 439,494 and R$ 395,664, in 2005, 2004 and 2003, respectively. The Company has an accounts payable of R$ 77,921 and R$ 62,736 as of December 31, 2005 and 2004, respectively. Additionally, the Company has loans with Eletrobrás of R$ 398,629 and R$ 402,440 as of December 31, 2005 and 2004, respectively. The Company recorded interest expense of R$ 32,163, R$ 42,480 and R$ 40,661 in 2005, 2004 and 2003, respectively.

Eletrobrás held redeemable preferred shares at ELEJOR, in the amount of R$ 98,511 and R$ 77,431 as of December 31, 2005 and 2004, respectively, including interest and monetary indexation adjusted by the IGP-M plus interest of 12% per year and deducted by dividends paid, The redemption will begin in 24 months after the start-up of ELEJOR and payable in 32 quarterly installments.

The Company has a variety of transactions with its affiliates and other related parties. The most significant of these transactions are:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Braspower International Engineering S/C Ltda.

The Company’s employees also render services to Braspower International Engineering S/C Ltda. and for which received an expense recovery in the amount of R$ 441, R$ 370 and R$ 302 in 2005, 2004 and 2003, respectively. The Company has an accounts receivable recorded in other assets of R$ 992 and R$ 982 as of December 31, 2005 and 2004, respectively.

Centrais Eólicas do Paraná Ltda.

The Company has a purchase of power agreement with Centrais Eólicas do Paraná. During 2005, 2004 and 2003 the purchases of power from Centrais Eólicas do Paraná totaled R$ 1,043, R$ 964 and R$691, respectively. The Company recorded financial expense in connection with fines on the purchase of power totaling R$ 419 and R$ 169 in 2005 and 2004, respectively. The Company has an accounts payable of R$ 2,651 and R$ 1,357 as of December 31, 2005 and 2004, respectively.

Dona Francisca Energética S.A.

The Company purchased power in 2005, 2004 and 2003 from Dona Francisca Energética S.A. totaling R$ 48,443, R$ 44,112 and R$ 32,336, respectively. In 2004, the Company recorded R$ 739 of financial expenses in connection with fines on the purchase of power from Dona Francisca. The Company has an accounts payable of R$ 4,182 and R$ 30,517 as of December 31, 2005 and 2004, respectively. The Company provided guarantees to its affiliate Dona Francisca Energética S.A., for the loans obtained from Interamerican Development Bank - IDB (guaranteed by its shares of the affiliated company's capital) and to BNDES, proportional to the Company’s shares of Dona Francisca capital stock. As of December 31, 2005, the outstanding balance of loans and financing was R$ 174,629.

Dutopar Participações Ltda. - Dutopar

Dutopar is shareholder of Compagas, and rendered employees and for which received an expense recovery in the amount of R$ 812 and R$ 700 in 2005 and 2004, respectively. As of December 31, 2005 and 2004, has an accounts payable of R$ 76 and R$ 120, respectively.

Foz do Chopim Energética Ltda.

The Company has a loan to Foz do Chopim totaling R$ 35,357 as of December 31, 2005 (2004 - R$ 33,476). The Company recorded interest income of R$ 2,519, R$ 3,034 and R$ 4,065 in 2005, 2004 and 2003, respectively. The Company has a purchase of power agreement with Foz do Chopim. During 2005, 2004 and 2003 the purchases of power from Foz do Chopim totaled R$ 23,530, R$ 21,785 and R$ 18,463, respectively. The Company recorded financial expense in connection with fines on the purchase of power totaling R$ 836, R$ 3,898 and R$ 732 in 2005, 2004 and 2003, respectively. The Company has an accounts payable of R$ 69,244 and R$ 44,878 as of December 31, 2005 and 2004, respectively.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Onda Provedor de Serviços S.A.

The Company recorded interest income on the installments of invoices in the amount of R$ 276 and R$ 448 in 2004 and 2003, respectively. The Company recorded revenues under the lease of optical fibers to Onda of R$ 483 and R$ 1,353 in 2004 and 2003, respectively.

Petrobras

Petrobras Gás S.A. is controlled by Petrobras S.A. and shareholder of Compagas and rendered employees and for which received an expense recovery in the amount of R$ 315 and R$ 292 in 2005 and 2004, respectively. Compagas has a gas purchase agreement with Petrobras Gás S.A. During 2005, 2004 and 2003, the purchases of gas from Petrobras Gás S.A. totaled R$ 142,129, R$ 278,336 and R$ 239,756, respectively. The Company has an accounts payable of R$ 778,554 and R$ 468,495 as of December 31, 2005 and 2004, respectively.

Sercomtel S.A. - Telecomunicações

The Company leases optical fibers to Sercomtel S.A. Telecomunicações. The income recorded during 2005, 2004 and 2003 were R$ 835, R$ 1,557 and R$ 1,713, respectively.

Tradener Ltda.

The Company recorded expenses in 2003 totaling R$ 157.

29 Financial Instruments

The Company management carried out, through a derivatives policy, cross-currency interest rate swap contract against the effects of foreign exchange on US dollar-denominated liabilities.
At December 31, 2004, the nominal outstanding amount of derivatives was R$ 398,160, where the Company swap foreign exchange exposure (US$ 150,000 thousand) by a percentage of CDI. The swap contract was settled on April 29, 2005.

The book value of this financial instrument is restated according to contractual rates. At December 31, 2004, the unrealized loss of R$ 124,629 on these swap contract intended to minimize the Company exposure to foreign exchange fluctuations. The amount of R$ 41,952 was expensed to income in 2005 (2004 - R$ 90,905 and 2003 - R$ 33,724).

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

30 Subsidiaries

The Company’s business segments were represented by COPEL S.A. (Holding) and its wholly-owned subsidiaries: COPEL Geração S.A. (Generation), COPEL Transmissão S.A. (Transmission) and COPEL Distribuição S.A. (Distribution), COPEL Participações S.A. (Partnerships); COPEL Telecomunicações S.A. (Telecom), Companhia Paranaense de Gás – COMPAGAS and Centrais Elétricas do Rio Jordão S.A. – ELEJOR.

The Company evaluates and manages segment performance based on information generated from its statutory accounting records maintained in accordance with Brazilian GAAP and reflected in its consolidated financial statements.

Information on total segment assets as at December 31, 2005 and 2004, under Brazilian GAAP, is as follows:

	December 31

	2005	2004

Holding (*)	7,198,411	6,757,530
Generation	4,029,142	4,258,591
Transmission	1,290,225	1,294,593
Distribution	4,125,976	3,914,352
Partnerships	722,462	728,637
Telecom	216,659	207,229
COMPAGAS	201,807	538,051
ELEJOR	651,892	358,211
Eliminations	(7,490,830)	(8,039,288)

Total assets	10,945,744	10,017,906

(*) Comprised by the investments in the wholly-owned subsidiaries: COPEL Geração S.A. (Generation), COPEL Transmissão S.A. (Transmission), COPEL Distribuição S.A. (Distribution), COPEL Telecomunicações S.A. and COPEL Participações S.A.. These investments were eliminated in the amount of total assets.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Information on segment results for 2005, 2004 and 2003 is as follows:

	Year ended December 31, 2005

									Eliminations
									and	COPEL
	Holding	Generation	Transmission	Distribution	Partnerships	Telecom	Compagas	Elejor	adjustments	consolidated

Net operating revenues
Revenues from external customers	-	790,540	97,720	3,779,082	-	45,756	140,233	205	-	4,853,536
Revenues from transactions with other subsidiaries	-	334,381	253,322	5,923	-	26,491	70,939	30,484	(721,540)	-

	-	1,124,921	351,042	3,785,005	-	72,247	211,172	30,689	(721,540)	4,853,536
Operating expenses	(36,582)	(702,266)	(161,244)	(3,609,361)	(5,341)	(64,226)	(159,191)	(16,818)	721,093	(4,033,936)

Operating income before financial results
and equity in results of investees	(36,582)	422,655	189,798	175,644	(5,341)	8,021	51,981	13,871	(447)	819,600

Financial income	15,199	101,575	4,715	239,093	41,865	1,218	3,732	2,143	(13,261)	396,279
Financial expenses	(97,664)	(237,928)	(1,160)	(129,323)	(423)	(428)	(6,518)	(15,028)	(8,808)	(497,280)

Financial income (expenses), net	(82,465)	(136,353)	3,555	109,770	41,442	790	(2,786)	(12,885)	(22,069)	(101,001)
Equity in results of investees	613,035	-	-	-	25,171	-	-	-	(629,158)	9,048

Operating income	493,988	286,302	193,353	285,414	61,272	8,811	49,195	986	(651,674)	727,647

Non-operating expenses, net	187	(4)	(332)	(10,494)	106	(99)	(10)	-	-	(10,646)

Income before income taxes and minority interest	494,175	286,298	193,021	274,920	61,378	8,712	49,185	986	(651,674)	717,001
Income taxes	8,202	(54,557)	(41,495)	(87,917)	(2,606)	(2,964)	(16,528)	(335)	-	(198,200)

Income before minority interest	502,377	231,741	151,526	187,003	58,772	5,748	32,657	651	(651,674)	518,801
Minority interest	-	-	-	-	-	-	-	-	(16,424)	(16,424)

Net income	502,377	231,741	151,526	187,003	58,772	5,748	32,657	651	(668,098)	502,377

Depreciation and amortization (i)	-	(102,638)	(38,594)	(152,287)	(39)	(26,495)	(5,119)	(3,734)	-	(328,906)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	Year ended December 31, 2004

									Eliminations
									and	COPEL
	Holding	Generation	Transmission	Distribution	Partnerships	Telecom	Compagas	Elejor	adjustments	consolidated

										(as restated)
Net operating revenues
Revenues from external customers	-	235,815	109,202	3,426,901	-	31,198	122,658	-	-	3,925,774
Revenues from transactions with other subsidiaries	-	701,148	238,258	3,675	-	28,530	235,890	-	(1,207,501)	-

	-	936,963	347,460	3,430,576	-	59,728	358,548	-	(1,207,501)	3,925,774
Operating expenses	(13,006)	(703,653)	(159,243)	(3,299,116)	(4,490)	(60,667)	(291,797)	-	1,217,275	(3,314,697)

Operating income before financial results
and equity in results of investees	(13,006)	233,310	188,217	131,460	(4,490)	(939)	66,751	-	9,774	611,077

Financial income	5,716	40,849	8,881	347,402	22,114	1,133	3,033	-	(1,589)	427,539
Financial expenses	(22,899)	(235,006)	(11,029)	(141,326)	(1,572)	(636)	(7,506)	-	(26,937)	(446,911)

Financial income (expenses), net	(17,183)	(194,157)	(2,148)	206,076	20,542	497	(4,473)	-	(28,526)	(19,372)
Equity in results of investees	409,458	-	-	-	22,508	-	-	-	(430,331)	1,635

Operating income	379,269	39,153	186,069	337,536	38,560	(442)	62,278	-	(449,083)	593,340

Non-operating expenses, net	(26)	456	(744)	(6,291)	399	(158)	6	-	-	(6,358)

Income before income taxes and minority interest	379,243	39,609	185,325	331,245	38,959	(600)	62,284	-	(449,083)	586,982
Income taxes	(5,095)	(12,186)	(37,781)	(124,253)	242	(429)	(18,931)	-	2,326	(196,107)

Income before minority interest	374,148	27,423	147,544	206,992	39,201	(1,029)	43,353	-	(446,757)	390,875
Minority interest	-	-	-	-	-	-	-	-	(21,243)	(21,243)

Net income	374,148	27,423	147,544	206,992	39,201	(1,029)	43,353	-	(468,000)	369,632

Depreciation and amortization (i)	-	(101,311)	(36,546)	(142,275)	(44)	(24,252)	(4,482)	-	-	(308,910)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	Year ended December 31, 2003

								Eliminations
								and	COPEL
	Holding	Generation	Transmission	Distribution	Partnerships	Telecom	Compagas	adjustments	consolidated

									(as restated)
Net operating revenues
Revenues from external customers	-	105,295	79,003	2,783,007	-	23,518	103,475	-	3,094,298
Revenues from transactions with other subsidiaries	-	756,906	189,152	3,398	-	28,498	153,365	(1,131,319)	-

	-	862,201	268,155	2,786,405	-	52,016	256,840	(1,131,319)	3,094,298
Operating expenses	(69,629)	(616,150)	(129,425)	(3,003,877)	(4,264)	(49,907)	(211,313)	1,095,776	(2,988,789)

Operating income before financial results and
equity in results of investees	(69,629)	246,051	138,730	(217,472)	(4,264)	2,109	45,527	(35,543)	105,509

Financial income	7,207	42,330	15,403	269,209	111	1,960	4,711	(15,108)	325,823
Financial expenses	(28,085)	(18,196)	(584)	(142,100)	(138)	(375)	(7,877)	31,390	(165,965)

Financial income (expenses), net	(20,878)	24,134	14,819	127,109	(27)	1,585	(3,166)	16,282	159,858
Equity in results of investees	313,800	-	-	-	31,662	-	-	(328,728)	16,734

Operating income	223,293	270,185	153,549	(90,363)	27,371	3,694	42,361	(347,989)	282,101

Non-operating expenses, net	(38,535)	1,078	(833)	(5,421)	23,489	(308)	-	-	(20,530)

Income (loss) before income taxes and
minority interest	184,758	271,263	152,716	(95,784)	50,860	3,386	42,361	(347,989)	261,571
Income taxes	(13,621)	(53,296)	(31,192)	20,113	(3,089)	(1,243)	(12,957)	6,547	(88,738)

Income (loss) before minority interest	171,137	217,967	121,524	(75,671)	47,771	2,143	29,404	(341,442)	172,833
Minority interest	-	-	-	-	-	-	-	(14,408)	(14,408)

Net income (loss)	171,137	217,967	121,524	(75,671)	47,771	2,143	29,404	(355,850)	158,425

Depreciation and amortization (i)	-	(100,607)	(35,072)	(137,428)	(46)	(19,189)	(3,890)	-	(296,232)

(i) The total amount of depreciation and amortization described above is classified as Operating expenses.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

31 Subsequent Events

(a) Acquisition of El Paso’s interest at UEG Araucária

On February 17, 2006, COPEL signed a Letter of Intent with El Paso in relation to the Thermoelectric Plant of Araucária.

Based on the Letter of Intent, COPEL will acquire the quotas held by El Paso at UEG Araucária Ltda., which represents 60% of the capital stock, for US$ 190.0 million. The fulfillment of this Letter of Intent is subject to approval by ANEEL, by the Legislative Assembly of the State of Paraná and by EL Paso administrative bodies.

In addition, El Paso and COPEL agreed, subject to formal approval from Petrobras, as co-owners of the plant, to suspend the legal proceedings in the Brazilian courts and the arbitration proceedings in the International Chamber of Commerce in Paris.

On May 16, 2006, ANEEL approved the purchase of quotas held by El Paso at UEG Araucária Ltda.

On May, 23, 2006, the Legislative Assembly of the State of Paraná approved the purchase by COPEL of 60% of the capital stock of UEG Araucária Ltda. for US$ 190.0 million. On May 30, 2006, the Company acquired the 60% of the capital stock of UEG Araucária Ltda. and paid R$ 416.0 million.

(b) Agreement with Petrobras

On March 6, 2006, COPEL signed an agreement regarding pending matters related to the gas contract for the Thermoelectric Plant of Araucária.

COPEL Geração S.A., acknowledged the accounts payable of R$ 150.0 million with Petrobras, to be paid in 60 monthly installments as from January 2010, and monetary adjusted by the SELIC rate. As a result of this agreement, the Company will reverse the remaining provisions.

Under the Letter of Consent, Petrobras declared that it has no objections to the acquisition of El Paso quotas at UEG Araucária Ltda. by COPEL. Accordingly, COPEL’s interest at UEG Araucária Ltda. will increase form 20% to 80%. Petrobras will remain with 20% of the capital stock. Through the agreement, Petrobras will exert their best effort to attend UEG Araucária Ltda. supply requirements with fuel supply, as from 2010, providing either natural gas or any other alternative supplies.

(c) Tariff increase

On June 20, 2006, ANEEL Resolution No. 345 of June 20, 2006, granted an average tariff increase of 5.12% as of June 24, 2006. This increase consisted of 4.91% increase in retail tariffs and a 0.21% increase to recover the deferred regulatory assets.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(d) Debentures

On June 20, 2006, the Board of Directors authorized the issuance of the remaining balance of the third issue on the Debenture Program in the amount of R$ 600,000.

32 Supplemental Information - Consolidated statements of cash flows

Brazilian GAAP does not require the presentation of a statement of cash flows. This statement in Brazilian GAAP is presented as supplementary information to the primary financial statements. The presentation of the statement of cash flows describing cash flows from operating, financing and investing activities is presented as follows:

	Year ended December 31

	2005	2004	2003

		(as adjusted)	(as adjusted)
Cash flows from operating activities
Net income for the year	502,377	369,632	158,425
Adjustments to reconcile net income to cash provided by
operating activities
Depreciation and amortization	328,906	308,910	296,232
Loss on disposal of property, plant and equipment and other	24,336	13,669	10,307
Equity in results of investees	(9,048)	(1,685)	(16,734)
Write-off of non-current assets	85	68,274	4,256
Unrealized monetary and foreign exchange variations, net	(12,492)	(18,227)	21,694
Long-term suppliers	-	-	272,000
Deferred income taxes	(50,028)	64,409	(43,478)
Provision for losses on tax incentives	-	-	39,590
Gain on sale of interest on equity investees	-	(400)	(24,903)
Minority interest	16,424	21,243	14,408

Decrease (increase) in assets
Accounts receivable, net	(164,286)	(94,313)	(159,854)
Dividends receivable	(779)	3,872	(3,727)
Materials and supplies	(5,958)	(3,416)	(6,484)
Recoverable rate deficit (CRC)	15,137	(161,078)	(126,944)
Deferred regulatory asset	171,662	(79,222)	(145,054)
Regulatory assets - Pis and Cofins	(7,058)	(80,426)	-
Recoverable taxes	(44,671)	29,909	87,647
Judicial deposits	1,479	(34,277)	(16,826)
Other assets	(32,167)	137,825	(150,891)
Increase (decrease) in liabilities
Suppliers	315,047	347,459	139,031
Taxes on sales and others	68,702	(49,078)	128,858
Accrued payroll costs	23,858	12,227	26,839
Pension and health-care plans	(64,171)	(28,028)	32,008
Deferred regulatory liabilities	90,576	-	-
Provision for contingencies	(4,493)	20,458	16,263
Regulatory charges	(22,855)	14,022	9,446
Unrealized losses from cross-currency interest rate swaps	(124,629)	90,905	33,724
Other accrued liabilities	65,412	(32,139)	(57,019)

Net cash provided by operating activities	1,081,366	920,525	538,814

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	Year ended December 31

	2005	2004	2003

		(as adjusted)	(as adjusted)
Cash flows from investing activities
Loans to related parties	-	(113,271)	(24,000)
Additions to investments, less cash acquired	(2,707)	(22,452)	(42,094)
Sale of investments	146	400	88,309
Additions to property, plant and equipment	(668,866)	(431,122)	(319,729)
Customers' contributions (special obligations)	39,675	47,925	44,109
Donations and investment grants received	-	-	5
Deferred charges	(752)	(911)	(2,440)

Net cash used in investing activities	(632,504)	(519,431)	(255,840)

Cash flows from financing activities
Short-term loans, net	-	(9,746)	(61,470)
Issuances of long-term debt	35,532	25,412	-
Repayments of long-term debt	(541,466)	(95,371)	(70,567)
Debentures - issuances (repayments)	755,626	(100,000)	-
Dividends paid (interest on equity)	(99,880)	(50,996)	(310)

Net cash provided by (used in) financing activities	149,812	(230,701)	(132,347)

Net increase (decrease) in cash and cash equivalents	598,674	170,393	150,627

Cash and cash equivalents, beginning of the year	533,092	362,699	212,072
Cash and cash equivalents, end of the year	1,131,766	533,092	362,699

	598,674	170,393	150,627

Supplementary cash flow information
Income taxes paid	216,844	164,160	40,674
Interest paid, net of amount capitalized	148,338	185,746	186,464

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
Expressed in thousands of Brazilian reais, unless otherwise stated

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

For purposes of the US GAAP reconciliation, shareholders' equity under US GAAP was increased by R$702,389 and R$ 873,284 as of December 31, 2005 and 2004, respectively, due to the additional inflation restatement adjustments, net of depreciation. These amounts generated increases in depreciation charges of R$ 147,485, R$ 147,357 and R$ 148,628 in 2005, 2004 and 2003, respectively.

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
Expressed in thousands of Brazilian reais, unless otherwise stated

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

a(ii).4 Deferred regulatory asset

Under Brazilian GAAP, COPEL has applied regulatory accounting for all years presented. Under US GAAP, COPEL applies regulatory accounting. However, as from July 2003, COPEL has provided discounts on the full tariff approved by the regulator, ANEEL, for payments made by customers on the due date. With this discount COPEL is no longer reasonably assured of charging a tariff sufficient to recover all of its deferred costs. Accordingly, COPEL has written-off its deferred regulatory assets as of December 31, 2005, 2004 and 2003 and for the years then ended for US GAAP purposes.

Subsequent to issuing the December 31, 2004 consolidated financial statements, the Company identified that the deferred regulatory assets of PIS and Cofins (taxes on revenues) had not written-off as of December 31, 2004 under US GAAP. Accordingly, for purposes of US GAAP, the Company revised the accounting treatment for these deferred regulatory assets and restated the US GAAP financial information as of December 31, 2004 and for the year then ended by writing-off the regulatory assets of PIS and Cofins of R$ 80,426 (before tax effects) against Value-added taxes on sales and charges.

For purposes of the US GAAP reconciliation, shareholders' equity under US GAAP was decreased by R$ 133,654 and R$ 388,834 as of December 31, 2005 and 2004, respectively. These adjustments increased (decreased) net income under US GAAP by R$ 255,180 in 2005, R$(159,648) in 2004 and R$(229,186) in 2003. As of December 31, 2005 and 2004, the following deferred regulatory assets and liabilities were written-off:

	December 31, 2005			December 31, 2004

		Non-			Non-
	Current	current	Total	Current	current	Total

Deferred regulatory assets - CVA	128,187	8,559	136,746	197,162	111,246	308,408
Deferred regulatory liabilities - CVA	(65,664)	(24,912)	(90,576)	-	-	-
Regulatory asset – Pis and Cofins	43,876	43,608	87,484	-	80,426	80,426

	106,399	27,255	133,654	197,162	191,672	388,834

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

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

For US GAAP reconciliation purpose, the Company according to SFAS 142 stopped amortizing goodwill as from January 1, 2002 and reviewed it for impairment in accordance with paragraph 19(h) of APB18 "The Equity Method of Accounting for Investments in Common Stock". The reversal of the amortization for the years ended December 31, 2005, 2004 and 2003 was R$ 4,808, in each year, and no goodwill impairments were identified.

In 2004, the Company acquired 30% of the common shares of ELEJOR and recorded R$ 22,815 of goodwill under Brazilian GAAP. Under US GAAP, fair values are assigned to assets acquired and liabilities assumed and the residual of consideration paid over the fair value of assets and liabilities is recorded as goodwill. According to SFAS 142, goodwill is no longer amortized as from January 1, 2002, but instead assigned to an entity’s reporting units and tested for impairment at least annually. The difference between goodwill calculated under Brazilian GAAP and US GAAP are represented by fair value adjustments at the date of acquisition:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

2004

Goodwill recorded under Brazilian GAAP - 30% of ELEJOR’s common shares	22,815
Fair value adjustments	5,251

Goodwill recorded under US GAAP - 30% of ELEJOR’s common shares	28,066

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

Based on that, Dominó Holdings S.A. (15% interest) would have been accounted for under the cost method because the Company does not have significant influence. Therefore, for US GAAP reconciliation purposes, Dominó Holdings S.A. equity results are reversed. The Company received dividends from Dominó Holdings S.A. in the amount of R$ 2,175 in 2005 (2004 - R$ 2,018 and 2003 - R$ 4,755).

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

a(iii).5 Deferred charges

Brazilian GAAP permits deferral of pre-operating expenses incurred in the construction or expansion of a facility before the facility begins operations, research and development expenditure and other items.

Under US GAAP research and development and pre-operating costs are expensed as incurred and recorded in the statement of operations within general and administrative expense. For purposes of the US GAAP reconciliation, shareholders’ equity under US GAAP was decreased by R$ 5,375 as of December 31, 2005 (2004 - R$ 4,996).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

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

a(iii).7 Tax incentive investments

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

a(iii).8 Income taxes

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

a(iii).9 Comprehensive income

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

a(iii).10 Earnings (loss) per share

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

Since the preferred and common shareholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the ''two-class'' method. The ''two-class'' method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends declared as required by the Company's by-laws and participation rights in undistributed earnings calculated in accordance with the rights to dividends of each class of shares as discussed on Note 22. At the meeting held on March 31, 2004, the EITF came to a final consensus about EITF 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128". Usually, participating securities entitles to a portion of a Company's income frequently through a formula related to dividends of the common shares of the Company. This standard clarifies the term "participating securities", under FASB No. 128. When an instrument is considered as a "participating security", it has the potential of significantly reducing the basic earnings per common share because the "two-class method" should be used to compute the effect of the instrument on earnings per share. The consensus also includes other instruments which terms include a specific participation, as well as allocation of loss. If undistributed gains should be allocated in "participating securities" using the "two-class method", losses should also be allocated. Even though, EITF 03-6 limits this allocation only to situations in which the securities have (1) the right to profit sharing in the Company, and (2) an objective and determinable contractual obligation for participation in the Company's losses. The consensus obtained with EITF 03-6 is effective for fiscal years starting after March 31, 2004. EPS in prior years should be retroactively adjusted to comply with EITF 03-6. The basic and dilutive earnings per share are presented on the table on Note 33(b)(ii).

Income (loss) per share data is presented per thousand shares. Such presentation is consistent with the practice in Brazil of trading and quoting shares in thousand share lots.

a(iii).11 Segment reporting

Under Brazilian GAAP, there is no requirement to present disaggregated information with respect to business segments of an enterprise.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Under US GAAP, SFAS 131, "Disclosures About Segments of an Enterprise and Related Information", requires that public enterprises disclose certain information about segments on the basis that top management uses to allocate resources among segments and evaluate their performance. The Company operates principally in the energy business and the Company’s business segments are represented by COPEL S.A. (Holding) and its wholly-owned subsidiaries: COPEL Geração S.A. (Generation), COPEL Transmissão S.A. (Transmission) and COPEL Distribuição S.A. (Distribution), COPEL Participações S.A. (Partnerships); COPEL Telecomunicações S.A. (Telecom), Companhia Paranaense de Gás – COMPAGAS and Centrais Elétricas do Rio Jordão S.A. – ELEJOR, which are presented in Note 30.

a(iii).12 Impairment of long-lived assets

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

a(iii).13 Disposal of assets

Under Brazilian GAAP, disposals of assets are recorded as a non-operating expense. Under US GAAP, disposals of assets are classified as an operating expense.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

a(iii).14 ELEJOR

Under the shareholders’ agreement of ELEJOR, ELEJOR is required to purchase the preferred shares subscribed by ELETROBRÁS in 32 quarterly installments, adjusted by the IGP-M plus interest of 12% per year and deducted by dividends paid, beginning in 24 months after the start-up of ELEJOR. Under Brazilian GAAP, interest and monetary indexation of R$ 33,377 is recorded in the long-term loans and financing as of December 31, 2005, and upon consolidation ELEJOR preferred shares held by ELETROBRÁS are recorded in the minority interest totaling R$ 65,134 and R$ 55,012, as of December 31, 2005 and 2004, respectively. Under US GAAP, as required by SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity", the redeemable shares of ELETROBRÁS at ELEJOR in the amount of R$ 98,511 should be recorded in the long-term liabilities, as of December 31, 2005 (2004 - R$ 77,431).

ELEJOR signed the concession agreement on October 25, 2001 which has a term of 35 years for the Santa Clara and Fundão hydroelectric plants. ELEJOR will pay the Federal Government for the exploration of hydro electrical resources, from the sixth through the end of the 35th year, with payments of R$ 19 million, payable monthly, beginning on October 25, 2006. This amount is monetarily adjusted, in an annual basis, by the IGP-M. As of December 31, 2005, the contractual obligation for the payments through the end of the concession totaled R$ 945,651.

a(iii).15 Financial statement note disclosures

Brazilian GAAP in general requires less information to be disclosed in the notes to the financial statements than US GAAP. The additional disclosures required by US GAAP, which are relevant to the accompanying financial statements, are included in Note 33(c).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(b) Reconciliation of differences between Brazilian GAAP and US GAAP

Subsequent to the issuance of the Company’s financial statements as at and for the year ended December 31, 2004, the Company’s management modified its accounting for provision of research and development programs (R&D) and energy efficiency programs (PEE) and other adjustments under Brazilian GAAP (Note 2(b)). Additionally, the Company identified that the deferred regulatory assets of PIS and Cofins (taxes on revenues) were not written-off as of December 31, 2004 under US GAAP (Note 33 a.(ii)4). Consequently, shareholders’ equity under US GAAP as at December 31, 2004 was decreased by R$ 81,597, before tax effects, and the net income for the years ended December 31, 2004 and 2003 under US GAAP was decreased in the amount of R$ 63,317 and R$ 6,992, respectively, after tax effects.

The US GAAP financial information as at December 31, 2004 and for the two years then ended has been restated to reflect these adjustments.

	Shareholders’ equity			Net income for the year ended
	as of December 31, 2004			December 31, 2004

	Before	Tax	Net of	Before	Tax	Net of
Description	tax effects	effects	tax effects	tax effects	effects	tax effects

Restatements under Brazilian GAAP (Note 2(b))	(43,206)	14,690	(28,516)	(6,842)	2,326	(4,516)
Regulatory assets - PIS and Cofins	(80,426)	27,345	(53,081)	(80,426)	27,345	(53,081)
Other	-	-	-	(8,667)	2,947	(5,720)

	(123,632)	42,035	(81,597)	(95,935)	32,618	(63,317)

				Net income for the year ended
				December 31, 2003

				Before	Tax	Net of
Description				tax effects	effects	tax effects

Restatements under Brazilian GAAP (Note 2(b))				(19,260)	6,548	(12,712)
Other				8,667	(2,947)	5,720

				(10,593)	3,601	(6,992)

	As previously
	reported	Adjustment	As restated

Shareholders’ equity as of December 31, 2004	5,612,090	(81,597)	5,530,493
Net income for the year ended December 31, 2004	187,388	(63,317)	124,071
Earnings per thousand shares
Common shares - basic and diluted	0.65	(0.22)	0.43
Preferred shares Class A - basic and diluted	1.27	-	1.27
Preferred shares Class B - basic and diluted	0.72	(0.24)	0.48

Net income for the year ended December 31, 2003	(65,011)	(6,992)	(72,003)
Earnings per thousand shares
Common shares - basic and diluted	(0.45)	(0.05)	(0.50)
Preferred shares Class A - basic and diluted	1.06	-	1.06
Preferred shares Class B - basic and diluted	-	-	-

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Net income and shareholders' equity, adjusted to take into account the significant differences between Brazilian GAAP and US GAAP, are as follows:

b(i) Shareholders' equity reconciliation of the differences
between Brazilian GAAP and US GAAP

		December 31

	Ref. to
	Note 33	2005	2004

			(as restated)

Shareholders’ equity under Brazilian GAAP		5,487,183	5,107,801
Increase (decrease) due to remeasurement up to December 31, 1997, based on IGP-DI
Property, plant and equipment
Cost	a.(i)	5,134,162	5,157,572
Accumulated depreciation	a.(i)	(4,260,559)	(4,090,364)
Special obligations, net of cumulative amortization	a.(i)	(171,214)	(193,924)

		702,389	873,284

Different criteria for
Capitalization of interest during construction
Reversal of interest capitalized under Brazilian regulated accounting,
net of accumulated depreciation	a.(ii).1	(393,560)	(430,221)
Reversal of monetary and exchange variations capitalized under
Brazilian regulated accounting, net of accumulated depreciation	a.(ii).1	(286,379)	(236,616)
Capitalization of interest under US GAAP	a.(ii).1	1,036,428	1,036,579
Depreciation of capitalized interest under US GAAP	a.(ii).1	(720,398)	(684,987)
Cumulative amortization of special obligations	a.(ii).2	475,140	448,533
Reversal of indemnification costs, net of accumulated amortization	a.(ii).3	(109,724)	(128,815)
Deferred regulatory asset	a.(ii).4	(133,654)	(388,834)
Pension SFAS 87 adjustment	a.(iii).1	104,379	110,742
Health-care SFAS 106 adjustment	a.(iii).1	80,373	90,229
Goodwill adjustment	a.(iii).3	24,483	19,675
Reversal of equity in results of investees recognized under Brazilian
GAAP	a.(iii).4	(55,308)	(52,464)
Deferred charges	a.(iii).5	(5,375)	(4,996)
Deferred income tax effects on the adjustments above	a.(iii).8	(252,010)	(238,905)
Minority interest on the adjustments above		10,018	9,488

Shareholders' equity under US GAAP		5,963,985	5,530,493

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

b(ii) Net income (loss) reconciliation of the differences
between Brazilian GAAP and US GAAP

		Year ended December 31

	Ref. to
	Note 33	2005	2004	2003

			(as restated)	(as restated)

Net income under Brazilian GAAP		502,377	369,632	158,425
Increase (decrease) due to remeasurement up to
December 31, 1997-based on IGP-DI
Property, plant and equipment:
Cost	a.(i)	(23,410)	(22,425)	(13,203)
Depreciation	a.(i)	(170,195)	(170,067)	(171,338)
Special obligations (amortization of remeasurement)	a.(i)	22,710	22,710	22,710

		(170,895)	(169,782)	(161,831)

Different criteria for
Capitalization of interest during construction
Reversal of interest capitalized under Brazilian
regulated accounting	a.(ii).1	36,661	35,694	34,728
Reversal of monetary and exchange variations
capitalized under Brazilian regulated accounting	a.(ii).1	(49,763)	(64,283)	5,541
Capitalization of interest under US GAAP	a.(ii).1	(151)	(126)	7,720
Depreciation of capitalized interest under US GAAP	a.(ii).1	(35,411)	(35,515)	(34,962)
Amortization of special obligations	a.(ii).2	26,607	27,007	25,236
Reversal of indemnification costs, net of amortization	a.(ii).3	19,091	21,475	5,387
Deferred regulatory asset	a.(ii).4	255,180	(159,648)	(229,186)
Pension- SFAS 87 adjustments	a.(iii).1	(6,363)	(2)	(17,529)
Health-care SFAS 106 adjustments	a.(iii).1	(9,856)	(12,082)	15,770
Fair value of financial derivative instruments	a.(iii).2	-	(10,525)	10,525
Goodwill adjustment	a.(iii).3	4,808	4,808	4,808
Reversal of equity on results of investees recognized
under Brazilian GAAP	a.(iii).4	(4,374)	(126)	(25,033)
Deferred charges	a.(iii).5	(379)	(779)	(4,217)
Prior period adjustment	a.(iii).6	-	-	3,598
Tax incentives investments	a.(iii).7	-	-	5
Reversal (additional) of provision for losses on tax
incentive investments	a.(iii).7	-	-	18,235
Deferred income tax effects on the adjustments above	a.(iii).8	(11,575)	110,901	108,711
Minority interest on the adjustments above		530	7,422	2,066

Net income (loss) under US GAAP		556,487	124,071	(72,003)

Other comprehensive income - decrease (increase) in
minimum pension plan liability, net of tax effects	a.(iii).10	-	27,586	165,139

Net income (loss) under US GAAP, net of comprehensive income (loss) under US GAAP		556,487	151,657	93,136

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

		Year ended December 31

	Ref. to
	Note 33	2005	2004	2003

			(as restated)	(as restated)

Net income (loss) per thousand shares in accordance
with US GAAP

Common shares - Basic and Diluted	a.(iii).10	1.94	0.43	(0.50)

Weighted average (thousand) common shares outstanding		145,031,081	145,031,081	145,031,081

Preferred shares Class A - Basic and Diluted	a.(iii).10	1.27	1.27	1.06

Weighted average (thousand) preferred shares
outstanding		404,197	405,254	406,285

Preferred shares Class B - Basic and Diluted	a.(iii).10	2.14	0.48	-

Weighted average (thousand) preferred shares
outstanding		128,220,098	128,219,041	128,218,010

Net income (loss) allocated to:
Common shares		281,860	62,642	(72,432)
Preferred shares Class A		514	514	429
Preferred shares Class B		274,113	60,915	-

		556,487	124,071	(72,003)

b(iii) Statements of changes in shareholders' equity
in accordance with US GAAP

	Year ended December 31

	2005	2004	2003

Shareholders' equity under US GAAP at beginning of the year	5,530,493	5,474,897	5,424,345
Other comprehensive income (loss) - (increase) decrease in additional
minimum pension plan liability, net of tax effects	-	27,586	165,139
Net income (loss) for the year	556,487	124,071	(72,003)
Dividends - interest on equity	(122,995)	(96,061)	(42,584)

Shareholders' equity under US GAAP at end of the year	5,963,985	5,530,493	5,474,897

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The components of accumulated other comprehensive income as of and for the years ended December 31, are as follows:

	Additional	Deferred	Additional minimum
	minimum pension	income tax	pension liability, net of
	liability	effect	deferred income tax

December 31, 2002	(292,008)	99,283	(192,725)
Current period change	250,211	(85,072)	165,139

December 31, 2003	(41,797)	14,211	(27,586)

Current period change	41,797	(14,211)	27,586

December 31, 2004 and 2005	-	-	-

(c) Additional disclosures required by US GAAP

Based on the report of the Company's independent actuaries, the funded status and related amounts under US GAAP as at December 31, 2005, 2004 and 2003 for the Company's pension obligations to retirees in accordance with SFAS No. 132 (revised 2003), "Employer's Disclosures About Pensions and Other Post-Retirement Benefits", are as follows:

c(i) Retirement Pension Plan

c(i).1 Changes in Benefit Obligation

	Year ended December 31

	2005	2004

Benefit obligation, beginning of year	2,032,711	2,186,600
Service cost	6,045	4,219
Interest cost	331,611	217,022
Plan participants’ contributions	588	525
Actuarial (gain) losses	(169,927)	(229,778)
Benefits paid	(150,990)	(145,877)

Benefit obligation, end of year	2,050,038	2,032,711

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

c(i).2 Changes in plan assets

	Year ended December 31

	2005	2004

Fair value of plan assets, beginning of year	2,074,441	1,798,073
Actual return on plan assets	364,549	337,111
Employee's contributions	588	525
Company contributions	118,780	84,609
Benefits paid	(150,990)	(145,877)

Fair value of plan assets, end of year	2,407,368	2,074,441

c(i).3 Funded status

	Year ended December 31

	2005	2004

Actuarial present value of:
Vested benefit obligation	1,404,850	1,406,966
Non-vested benefit obligation	561,921	543,182

Total accumulated benefit obligation	1,966,771	1,950,148

Projected benefit obligation	2,050,038	2,032,711
Fair value of plan assets	(2,407,368)	(2,074,441)

Funded position	(357,330)	(41,730)
Unrecognized net transition obligation	-	-
Unrecognized net (gain) losses	577,368	339,015

Total accrual required at December 31	220,038	297,285

Recognized by the Company under Brazilian GAAP	(324,417)	(408,027)

Total adjustments to US GAAP shareholders' equity	104,379	110,742

The unrecognized net transition obligation and net gains or losses are being amortized on a straight-line basis over 15 years.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

c(i).4 Actuarial weighted average assumptions

	Percentage

	2005	2004	2003

Discount rate	11.35	10.24	10.24
Salary increase rate	7.15	6.08	6.08
Expected return on plan assets	11.35	10.24	10.24
Inflation	5.05	4.00	4.00

c(i).5 Components of Net Periodic Pension Cost

	Year ended December 31

	2005	2004	2003

Service cost	6,045	4,219	4,482
Interest cost	331,611	217,022	201,401
Expected return on assets	(287,936)	(180,715)	(139,454)
Amortizations
Net actuarial (gain) loss	(7,567)	-	8,044
Unrecognized net transition obligation	-	2	593
Employee’s contributions	(588)	(505)	(462)

Net periodic pension cost under US GAAP	41,565	40,023	74,604

Pension costs considered under Brazilian GAAP	(35,202)	(40,021)	(57,075)

Adjustment to US GAAP net income	(6,363)	(2)	(17,529)

c(ii) Post-retirement health-care plan

c(ii).1 Changes in benefit obligation

	Year ended December 31

	2005	2004

Benefit obligation, beginning of year	355,218	336,778
Service cost	6,448	6,134
Interest cost	47,349	34,061
Actuarial (gain) losses	49,361	(7,210)
Benefits paid	(25,204)	(14,545)

Benefit obligation, end of year	433,172	355,218

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

c(ii).2 Changes in plan assets

	Year ended December 31

	2005	2004

Fair value of plan assets, beginning of year	82,084	60,161
Actual return on plan assets	11,796	12,090
Company’s contributions	32,060	24,378
Benefits paid	(25,204)	(14,545)

Fair value of plan assets, end of year	100,736	82,084

c(ii).3 Funded status

	December 31

	2005	2004

Total accumulated benefit obligation	433,172	355,218
Fair value of plan assets	(100,736)	(82,084)

Funded position	332,436	273,134
Unrecognized net transition obligation	(45,174)	(54,224)
Unrecognized net losses	(88,541)	(49,484)

Total accrual required at December 31,	198,721	169,426
Recognized by the Company under Brazilian GAAP	(279,094)	(259,655)

Total adjustments to US GAAP shareholders' equity	80,373	90,229

c(ii).4 Net periodic post-retirement costs

	Year ended December 31

	2005	2004	2003

Service cost	6,448	6,134	4,274
Interest cost	47,349	34,061	24,426
Expected return on plan assets	(2,377)	(2,340)	(1,899)
Amortizations
Net actuarial loss	806	5,908	1,176
Unrecognized net transition obligation	9,050	9,050	9,050

Net periodic post retirement cost under US GAAP	61,276	52,813	37,027

Post retirement costs considered under Brazilian GAAP	(51,420)	(40,731)	(52,797)

Adjustment to US GAAP net income	(9,856)	(12,082)	15,770

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

c(iii) Asset allocation and investment strategy

The asset allocation for the Company's pension and health-care plans at the end of 2005 and 2004, and the target allocation for 2006, by asset category, follows:

	Year ended December 31

	Target
	allocation
	for 2006	2005	2004

Equity securities	27.2%	27.2%	28.3%
Real estate	2.1%	2.1%	2.4%
Loans	1.3%	1.3%	1.0%
Fixed income	68.6%	68.6%	68.0%
Other	0.8%	0.8%	0.3%

	100.0%	100.0%	100.0%

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

The Company expects to contribute R$ 167,766 to its pension plan and R$ 35,699 to its post retirement benefit plan in 2006.

c(iv) Concentration of credit risk

Credit risk with respect to customer accounts receivable is diversified. COPEL continually monitors its customer accounts receivable and limits its exposure to bad debts by curtailing service if any invoice is one month overdue. Exceptions comprise supply of electricity that must be maintained for reasons of safety or national security. The Company purchased electricity for resale from Eletrobrás (Itaipu) totaling R$ 464,423, R$ 439,494 and R$ 395,664, corresponding to 32.3%, 45.6% and 36.3% of the cost of electricity purchased for resale, in 2005, 2004 and 2003, respectively. Eletrobrás owns 1.1% of the Company's common shares.

c(v) Recent US GAAP accounting pronouncements not yet adopted

In December 2004, the FASB issued its Statements of Financial Accounting Standards ("SFAS") No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, which eliminates the exception from fair value measurements for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The company does not believe that the adoption of SFAS No. 153 will have a material impact on the company's consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment". SFAS No. 123R eliminates the alternative to use Opinion no. 25's intrinsic value method of accounting that was provided in SFAS No. 123 as originally issued. SFAS No. 123R requires entities to recognize the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS No. 123R requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of the award will be remeasured at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Currently, the Company does not provide any share-based payment for employees or non-employees.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, which requires idle facility expenses, excessive spoilage, and double freight and rehandling costs to be treated as current period charges and also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Accounting Research Bulletin No. 43, Inventory Pricing, previously required such expenses to be treated as current period expenses only if they meet the criterion of "so abnormal", which was not a defined term. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier adoption permitted. The company does not believe that the adoption of SFAS No. 151 will have a material impact on the company’s consolidated financial position or results of operations.

* * *