Form 20-F
period 2006-12-31
ENERGY CO OF PARANA
filed 2007-07-16
CIK 1041792

As filed with the Securities and Exchange Commission on July 16, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission file number: 001-14668

COMPANHIA PARANAENSE DE ENERGIA – COPEL
(Exact Name of Registrant as Specified in Its Charter)

Energy Company of Paraná	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná, Brazil
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Class B Shares, without par value*	New York Stock Exchange
American Depositary Shares (as evidenced by American Depositary	New York Stock Exchange
Receipts), each representing 1,000 Class B Shares
___________________
*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2006:

     145,031,080,782 Common Shares, without par value
399,640,372 Class A Preferred Shares, without par value
128,224,655,116 Class B Preferred Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No☒

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

PRESENTATION OF INFORMATION

     In this Annual Report, we refer to Companhia Paranaense de Energia – Copel, and, unless the context otherwise requires, its consolidated subsidiaries as “Copel,” the “Company,” “we” or “us”.

     References to (1) the “real,” “reais“ or “R$“ are to Brazilian reais (plural) and the Brazilian real (singular) and (2) “U.S. dollars,” “dollars“ or “U.S.$“ are to United States dollars.

     Our audited consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 included in this Annual Report (the “Consolidated Financial Statements”) have been prepared in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP“), which are based on:

  Brazilian Law No. 6,404/76, as amended by Law No. 9,457/97 and Brazilian Law No. 10,303/01, which we refer to collectively as the Brazilian Corporation Law (“Brazilian Corporation Law“);

  the rules and regulations of the Brazilian Securities Commission, Comissão de Valores Mobiliários (“CVM“);

  the accounting manual of the Brazilian regulatory agency for the electric sector, Agência Nacional de Energia Elétrica — ANEEL (“ANEEL“); and

  the accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil).

     Brazilian GAAP differs in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP“). For more information about the differences between Brazilian GAAP and U.S. GAAP, and a reconciliation of our net income (loss) and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see Note 33 to our Consolidated Financial Statements.

     Financial information in this Annual Report is presented in reais. On June 1, 2007, the commercial selling rate for reais was R$1.9056 per U.S.$1.00.

     References in this Annual Report to the “Common Shares,” “Class A Shares“ and “Class B Shares“ are to our common shares, class A preferred shares and class B preferred shares, respectively. References to “American Depositary Shares“ or “ADSs“ are to American Depositary Shares, each representing 1,000 Class B Shares. The ADSs are evidenced by American Depositary Receipts (“ADRs“).

     Certain terms are defined the first time they are used in this Annual Report. The “Index of Defined Terms” that begins on page 109 lists those terms and where they are defined. As used herein, all references to “GW“ and “GWh“ are to gigawatts and gigawatt hours, respectively, references to “kW“ and “kWh“ are to kilowatts and kilowatt hours, respectively, references to “MW“ and “MWh“ are to megawatts and megawatt hours, respectively, and references to “kV“ are to kilovolts. These and other technical terms are defined in the “Technical Glossary” that begins on page 111.

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

v

Item 1. Identity of Directors, Senior Management and Advisers

     Not Applicable.

Item 2. Offer Statistics and Expected Timetable

     Not Applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

     You should read the selected financial information presented below in conjunction with the Consolidated Financial Statements and the notes thereto.

     The selected financial data as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 have been derived from our Consolidated Financial Statements. The selected financial data as of December 31, 2004, 2003 and 2002 and for the years ended December 31, 2003 and 2002 have been derived from our audited financial statements that are not included in this Annual Report.

     As stated above, our Consolidated Financial Statements are prepared in accordance with Brazilian GAAP, which differs in certain material respects from U.S. GAAP. See Note 33 to our Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2006 and 2005 and net income for the years ended December 31, 2006, 2005 and 2004.

	As of and for the year ended December 31,

	2006(3)	2005	2004(2)	2003(1)	2002

	(millions of reais)
Income Statement Data:
Brazilian GAAP
Operating Revenues	7,421	6,801	5,533	4,420	3,762
Net operating revenues	5,385	4,839	3,914	3,094	2,668
Operating expenses	(3,836)	(4,019)	(3,303)	(2,989)	(2,353)
Operating income	1,549	820	611	105	315
Financial income (expenses), net	295	(101)	(19)	160	(415)
Equity in results of Investees	(6)	9	2	17	(34)
Other income (expense), net	(23)	(11)	(7)	(21)	(22)
Income taxes	(558)	(198)	(196)	(89)	41
Income (loss) before minority interest and
extraordinary item	1,257	519	391	172	(115)
Minority interest	(14)	(16)	(21)	(14)	––
Extraordinary item, net of tax effect	––	––	––	––	(205)
Net income (loss)	1,243	502	370	158	(320)
Dividends declared	281	123	96	43	––

U.S. GAAP
Operating Revenues	7,421	6,801	5,533	4,420	3,762
Net operating revenues	5,385	4,839	3,914	3,094	2,668
Operating income	1,203	884	279	(270)	133
Net income (loss)	1,019	556	124	(72)	(454)

Balance Sheet Data:
Brazilian GAAP
Current assets(4)	3,014	2,472	1,653	1,382	1,053
Recoverable rate deficit (CRC)(5)	1,194	1,182	1,197	1,036	909
Non-current assets(6)	1,839	2,047	2,222	2,165	1,662
Property, plant and equipment, net	6,752	5,991	5,731	5,406	5,334
Total assets	11,935	10,930	10,018	9,378	8,547
Loans and financing and debentures (current)	929	215	671	273	198
Current liabilities	2,581	2,352	2,337	1,305	816
Loans and financing and debentures (long-term)	1,668	1,829	1,160	1,736	2,016
Long-term liabilities	2,706	2,947	2,453	3,210	3,026
Shareholders’ equity	6,376	5,487	5,108	4,834	4,726
Capital stock	3,875	3,480	3,480	2,900	2,900
U.S. GAAP
Total assets(8)	12,617	11,122	10,589	10,058	9,617
Long-term liabilities(8)	2,604	2,803	2,837	2,913	3,454
Shareholders’ equity(8)	7,169	5,964	5,530	5,475	5,424

		As of and for the year ended December 31,

	2006	2005	2004	2003	2002

		(R$ except numbers of shares)
Share and per share data:
Brazilian GAAP
Net income (loss) per 1,000 shares at	4.54	1.84	1.35	0.58	(1.17)
year end:
Dividends per 1,000 shares:(7)
Common Shares	0.98	0.43	0.33	0.15	––
Preferred Shares—Class A	1.41	1.27	1.27	1.06	––
Preferred Shares—Class B	1.07	0.47	0.37	0.16	––
Number of shares outstanding at year
end (in thousands):
Common shares	145,031,081	145,031,081	145,031,081	145,031,081	145,031,081
Preferred shares Class A	399,640	403,715	404,332	405,611	413,298
Preferred shares Class B	128,224,655	128,220,580	128,219,963	128,218,684	128,210,997

Total	273,655,376	273,655,376	273,655,376	273,655,376	273,655,376

U.S. GAAP
Basic and Diluted - Earnings (loss)
per 1,000 shares:
Common Shares	3.56	1.94	0.43	(0.50)	(1.66)
Preferred Shares—Class A	4.24	1.27	1.27	1.06	(1.66)
Preferred Shares—Class B	3.91	2.14	0.48	––	(1.66)
Shares outstanding (weighted
average):
Common Shares	145,031,081	145,031,081	145,031,081	145,031,081	145,031,081
Preferred Shares—Class A	403,056	404,197	405,254	406,285	413,298
Preferred Shares—Class B	128,221,239	128,220,098	128,219,041	128,218,010	128,210,997

Total	273,655,376	273,655,376	273,655,376	273,655,376	273,655,376

(1)
The 2003 financial information includes the accounts of our subsidiary Companhia Paranense de Gás – Compagas. As authorized by the CVM, Compagas was not originally included in our consolidated financial statements for 2003, since it did not have a significant impact in our consolidated financial statements. Since 2004, we have consolidated Compagas and for comparative purposes, we have also consolidated Compagas for 2003.

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

(3)	The 2006 financial information includes the accounts of our subsidiary UEG Araucária Ltda.

(4)	Including the current balances of recoverable rate deficit (CRC) in the amount of R$ 35 million in 2006, R$32 million in 2005, R$29 million in 2004, R$124 million in 2003 and R$43 million in 2002.

(5)	Including both current and non-current CRC accounts receivable.

(6)
Including the non-current balances of recoverable rate deficit (CRC) in the amount of R$1,159 million in 2006, 1,150 million in 2005, R$1,168 million in 2004, R$912 million in 2003, and R$866 million in 2002. Also, pursuant to CVM Resolution No. 489 (contingent assets and liabilities), we were required to present the reserve for contingencies, net of the related escrow deposit, for 2006 and 2005. This presentation did not affect the balance for periods prior to 2005.

(7)	Amounts shown for 2005, 2004 and 2003 represent interest on equity, which we elected to pay in lieu of dividends. In 2006 we paid R$158 million in dividends and R$123 million in interest on equity.

EXCHANGE RATES

     The Banco Central do Brasil (the “Central Bank“) allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Risk Factors—Risks Relating to Brazil.”

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

	Exchange Rate of Brazilian Currency per U.S.$1.00

Year	Low	High	Average(1)	Year-End

2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9171	2.6544
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1679	2.1380
______________

Source: Central Bank.
(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

Month	Low	High

December 2006	2.1380	2.1693
January 2007	2.1247	2.1556
February 2007	2.0766	2.1182
March 2007	2.0504	2.1388
April 2007	2.0231	2.0478
May 2007	1.9289	2.0309
______________

Source: Central Bank

     On June 1, 2007, the Central Bank selling rate was R$1.9056 per U.S.$1.00.

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

     The exchange rate between the real and the U.S. dollar has fluctuated significantly in recent years. For example, the U.S. dollar/real exchange rate rose from R$2.3204 per U.S. dollar at December 31, 2001 to R$3.5333 per U.S. dollar at December 31, 2002. However, the stability established by the economic policies adopted by the administration of President Lula has restored confidence in the Brazilian market. This has resulted in an appreciation of the real since 2003. As of December 29, 2006, the U.S. dollar/real exchange rate was R$2.1380 per U.S.$1.00, a 9.48% appreciation since December 30, 2005. During the first five months of 2007, the real appreciated by 10.84% to R$1.9289 per U.S. dollar on May 31, 2007.

     A portion of our financial liabilities is denominated in foreign currencies, primarily U.S. dollars. When the Brazilian currency is devalued, we incur losses due to the increase in our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt, foreign currency loans, and gains on our monetary assets denominated in or indexed to foreign currencies. A devaluation would reduce the U.S. dollar value of distributions and dividends on the ADSs and could materially reduce the market price of the Class B Shares and ADSs.

If Brazil experiences substantial inflation in the future, our margins and the market price of the Class B Shares and ADSs may be reduced.

     Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rates of inflation, measured in accordance with the variation of the Índice Geral de Preços — Disponibilidade Interna (“IGP-DI”) index, were 12.1% in 2004, 1.2% in 2005, 3.8% in 2006 and 1.18% for the five months ended May 31, 2007. Inflation, certain governmental measures taken to combat inflation and public speculation about possible future government actions have in the past had significant negative effects on the Brazilian economy. If Brazil experiences substantial inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

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

     We are controlled by the State of Paraná, which holds 58.6% of our outstanding common voting shares as of the date of this Annual Report, and whose interests may differ from yours. The State of Paraná has the power to control all our operations, including the power to:

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

     In connection with the development of a generation project, we generally must obtain feasibility studies, governmental concessions or authorizations, permits and approvals, condemnation agreements, equipment supply agreements, engineering, procurement and construction contracts, sufficient equity and debt financing and site agreements, each of which involves third parties over which we have no control. In addition, project development is subject to environmental, engineering and construction risks that can lead to cost overruns, delays and other impediments to timely complete within a project’s budget. We cannot assure you that all required permits and approvals for our projects will be obtained, that we will be able to secure private sector partners for any of our projects, that we or any of our partners will be able to obtain adequate financing for our projects or that financing will be available on a non-recourse basis to us. If we are unable to complete a project, whether at the initial development phase or after construction has commenced, we may not be able to recover our investment in such a project, which may be substantial.

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

Risks Relating to the Brazilian Electric Sector

The tariffs that we charge for sales of electricity to captive consumers are determined pursuant to a concession agreement with the Brazilian government through ANEEL, and our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are unfavorable to us.

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

     Within our concession area we do not currently face competition in the distribution of electric energy to residential, commercial and industrial customers of low voltage supply. However, as a result of legislation passed in 1995 and 1998, other suppliers are permitted to offer electricity to certain large electricity customers that meet the regulatory requirements to qualify as Free Customers. Free Customers are those customers with demand equal to or greater than 3MW that are supplied at a voltage level equal to or greater than 69kV or, in the case of customers that have entered the market since July 1995, customers with demand equal to or greater than 3MW that are supplied at any voltage level. Moreover, customers with demand greater than 500 kW that are supplied at any voltage level can choose their supplier if their energy is derived from: small hydroelectric plants, aeolian plants, biomass plants or systems of qualified cogeneration. These Free Customers may be offered electricity at lower prices than those we currently charge. Our distribution business is not able to compete with these suppliers since it has not been allowed to enter into agreements with Free Customers since December 2004, although our generation business has retained the right to compete with such suppliers. The increase in competition from other energy suppliers serving Free Customers located in our concession area, together with the issuance of additional regulations aimed at fostering competition in the energy sector, could adversely affect our market share and revenues.

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

     We are a major Brazilian power company that generates, transports and distributes electricity to customers in the State of Paraná. In recent years, the Brazilian government has implemented policies that have had a far-reaching impact on the Brazilian power industry and, in particular, the electricity industry. Law Nº. 10,848, Lei do Novo Modelo do Setor Elétrico (the “New Industry Model Law”), which regulates the operations of companies in the power industry, was enacted on March 15, 2004. The New Industry Model Law remains subject to the implementation resolutions of ANEEL, and its constitutionality is currently being challenged in the Brazilian Supreme Court. The Brazilian Supreme Court has not yet reached a final decision and, therefore, the New Industry Model Law is currently in force. If all or a relevant portion of the New Industry Model Law is found unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the New Industry Model Law may change, thus generating uncertainty as to how and when the Brazilian government will introduce changes to the electricity industry.

     The impact on our business of the above-mentioned legal proceedings and possible future reforms in the power industry are difficult to predict, and could all adversely affect our business and results of operation. For more information, see “Item 4. Information on the Company—The Brazilian Power Industry—Reform of the Electric Energy Industry.”

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

     Under the New Industry Model Law, since January 2005, Copel Geração S.A. (“Copel Geração”) has had to sell its electric energy directly in the regulated market (the “Pool”), in the spot market or to Free Customers, and Copel Distribuição S.A. (“Copel Distribuição”) has had to purchase energy from the Pool. Although we have not encountered significant difficulties selling most of our unsold energy in the Pool, we cannot guarantee that we will be able to do so in the future or that the quantities and prices of such sales will be satisfactory. If we do not succeed in selling such electric energy in the Pool or to Free Customers, we may be forced to sell it at significantly lower prices in the spot market. Such a situation could adversely affect our revenues and results of operations.

We generate a portion of our operating revenues from Free Customers who may seek other energy suppliers upon the expiration of their contracts with us.

     During 2006, we provided electricity to 16 Free Customers, representing approximately 2.0% of our gross operating revenues and approximately 6.3% of the total quantity of electricity sold by us to Final Customers. Approximately 8.9% of the megawatts sold under contract to such customers are set to expire in 2007. There can be no assurance that, upon the expiration of these contracts, the Free Customers will purchase energy from us.

     At December 31, 2006, we had 32 customers that were eligible to qualify as Free Customers upon the expiration of their agreements with us. There can be no assurance that upon becoming Free Customers, such customers will continue to purchase energy from us. A loss of business to other energy suppliers serving Free Customers would lower our cash flow and could adversely affect our market share.

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

     In addition, in the limited circumstances where the holders of Class B Shares are able to vote, holders may exercise voting rights with respect to the Class B Shares represented by ADSs only inaccordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions under Brazilian law or under our by-laws that limit ADS holders’ ability to exercise their voting rights through the depositary bank (“Depositary”) with respect to the underlying Class B Shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, holders of our Class B Shares will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. In accordance with the deposit agreement, we will provide the notice to the Depositary, which will in turn, as soon as practicable thereafter, mail to holders of ADSs the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the Depositary how to vote their shares. Because of this extra procedural step involving the Depositary, the process for exercising voting rights will take longer for ADS holders than for holders of Class B Shares. ADSs for which the Depositary does not receive timely voting instructions will not be voted at any meeting.

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

     You will not be able to exercise the preemptive rights relating to the Class B Shares underlying your ADSs unless a registration statement under the United States Securities Act of 1933 as amended (“Securities Act”), is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. The Depositary will not offer rights to you as a holder of the ADSs unless the rights are either registered under provisions of the Securities Act or are subject to an exemption from the registration requirements. We are not obligated to file a registration statement with respect to the shares or other securities relating to these rights, and we cannot assure you that we will file any such registration statement. Accordingly, you may receive only the net proceeds from the sale of your preemptive rights by the Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. If you are unable to participate in rights offerings, your holdings may also be diluted.

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

     At December 31, 2006, we generated electricity at seventeen hydroelectric plants and one thermoelectric plant, for a total installed capacity of 4,549.6 MW (approximately 99.6% of which is hydroelectric). Including the installed capacity of our partnerships in generation, our total installed capacity is 5,149.6 MW. Our electric power business is subject to comprehensive regulation by ANEEL.

     We hold concessions to distribute electricity in approximately 98.0% of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. At December 31, 2006, we owned and operated 7,210 kilometers of transmission lines and 165,757 kilometers of distribution lines, constituting the third-largest distribution network in Brazil. Of the electricity volume we supplied to our Final Customers during 2006:

  38.5% was to industrial customers;

  25.8% to residential customers;

  18.2% to commercial customers; and

  17.5% to rural and other customers.

     In 2006, residential consumption, which accounts for 25.8% of our market sales to Final Customers, grew by 3.7%, as evidenced by the rate of consumption per residential customer, which reached 152.5 kWh/month in 2006, 0.7% higher than 2005 (151.4 kWh/month). This growth was largely due to the fact that average temperatures during the second half of 2006 were higher than average temperatures during the same period in 2005.

     Commercial consumption, which accounts for 18.2% of our market sales to Final Customers, recorded a 5.4% rate of growth, the highest rate of growth among our major customer categories. This increased consumption resulted from favorable conditions in the service sector (particularly the wholesale, retail, hotel and food segments), coupled with a 2.1% increase in the number of our commercial customers as compared to 2005.

     Rural consumption increased by 3.0% in 2006 and accounted for 7.7% of our total sales. This result was due mostly to prolonged drought conditions in the Southern region of Brazil, which led to greater use of irrigation. Average rural consumption increased by 2.7% in 2006 as compared to the previous year, reaching 363.1 kWh/month.

     Industrial consumption, including Copel Geração’s Free Customers, accounted for 38.5% of our total sales in 2006, a decrease of 5.7% as compared to 2005. This decrease was caused by lower industrial output due to a reduction in the international prices of certain commodities, by the appreciation of the real and by the decision of certain customers to migrate partially or fully to the free market.

     The 2002 elections in Brazil also resulted in major changes in the Brazilian government and in the state government of Paraná. Luiz Inácio Lula da Silva took office in January 2003 and one of the components of his reform program was to enact the New Industry Model Law, which modifies several important aspects of the regulations governing the electric energy industry. (See “—The Brazilian Power Industry — Reform of the Electric Energy Industry”). In the State of Paraná, a new governor, Roberto Requião, was elected from a different political party than the old administration, and, as a result, all the members of our board of directors and all of our executive officers were replaced in January 2003. In 2006, President Lula was re-elected and Roberto Requião was re-elected as governor of the State of Paraná.

     Key elements of our business strategy include the following:

  expanding our power generation, transmission, and distribution systems;

  seeking productivity improvements in the short term and sustained growth in the long term;

  striving to keep customers satisfied and our workforce motivated and prepared;

  seeking cost efficiency and innovation;

  achieving excellence in data, image, and voice transmission; and

  researching new technologies in the power sector in order to expand power output with renewable and non-polluting sources.

     Our head offices are located at Rua Coronel Dulcídio, 800, CEP 80420-170 Curitiba, Paraná, Brazil. Our telephone number at the head office is (55-41) 3322-3535.

Historical Background

     We were formed in 1954 by the State of Paraná to engage in the generation, transmission and distribution of electricity, as part of a plan to bring the electric power sector under state control. We acquired the principal private power companies located in the State of Paraná in the early 1970s. During the period from 1970 to 1977, we significantly expanded our transmission and distribution network and the connection of our network to networks in other Brazilian states. In 1979, a change in state law permitted us to extend our generating activities to include production from sources other than hydroelectric plants. We are currently the largest company in the State of Paraná in our segment (power and related industries). We were recognized as the largest company in the State of Paraná in terms of net income, shareholders’ equity, net operating revenues, and total assets.

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

     Business

     During 2006, we produced 26.4% of our available electricity. In addition to the energy we produce, we are required, like certain other Brazilian distribution companies, to purchase energy from Itaipu Binacional (“Itaipu”) in an amount determined by the Brazilian government based on our sales of electricity. Itaipu is the largest operating hydroelectric power plant in the world, with an installed capacity of 14,000 MW. Pursuant to a 1973 treaty between Brazil and Paraguay, Brazil purchases a substantial majority of the electricity generated by Itaipu. The following chart sets forth the sources and uses of electricity we delivered during 2006. Amounts other than percentages are in GWh. The classification of our energy sales is based on the regulatory structure discussed in “—The Brazilian Power Industry.”

     The following table sets forth the total electricity we generated, purchased from Itaipu and purchased from others during the 2002-2006 period.

	Year ended December 31,

	2006	2005	2004	2003	2002

			(GWh)
Electricity we generated	10,358	18,436	19,121	16,598	19,100
Electricity we purchased from Itaipu	4,665	4,683	4,609	5,678	4,845
Auction—CCEAR	11,332	8,229	0	0	0
Electricity we purchased from others(1)	12,877	7,787	5,805	7,286	4,587

Total	39,232	39,135	29,535	29,562	28,532

__________________
(1)	Includes capacity made available but not fully delivered.

     The following table sets forth the total electricity we sold to Final Customers, distributors, and other utilities in the South of Brazil through a transmission network known as the Interconnected Power System—South/Southeast (“Interconnected Power System”) that links the states in the South and Southeast of Brazil.

	Year ended December 31,

	2006	2005	2004	2003	2002

			(GWh)

Electricity delivered to Final Customers (retail
and unregulated) (2)	18,691	18,696	18,736	18,782	18,551
Electricity delivered to distributors in the State
of Paraná	457	450	484	468	411
Electricity delivered to out of state distributors
under Initial Supply Contracts	0	35	70	105	140
Bilateral Agreements	4,287	3,778	4,134	2,410	679
Auction—CCEAR	11,174	8,488	0	0	0
Electricity delivered to the Wholesale Energy
Market and the Interconnected Power
System (1)	1,814	4,417	4,101	6,199	7,119

Subtotal	36,423	35,864	27,525	27,964	26,900

Losses—Distribution System	2,809	3,271	2,010	1,598	1,632

Total	39,232	39,135	29,535	29,562	28,532

__________________
(1)	Includes capacity made available but not fully delivered.
(2)	Includes Free Customers.

Generation and Purchases of Energy

Generation Facilities

     At December 31, 2006, we operated seventeen hydroelectric plants and one thermoelectric plant, with a total installed capacity of 4,549.6 MW. We produce electricity almost exclusively through our hydroelectric plants. Our assured energy, which represents our minimum potential total output, totaled 17,175 GWh in 2006. Our actual generation in any year differs from our assured energy, as a result of hydrological conditions and other factors. We generated 10,358 GWh in 2006, 18,436 GWh in 2005, and 19,121 GWh in 2004. The generation of electrical energy at our hydroelectric plants is supervised and coordinated by our generation operation center in the city of Curitiba. This operation center is responsible for coordinating the operations related to approximately 99.2% of our total installed capacity.

     The following table sets forth certain information relating to our plants in operation at December 31, 2006.

		Installed	Assured	Placed In	Concession
Type	Plant	Capacity	Energy (1)	Service	Expires

		(MW)	(GWh/yr)
Hydroelectric	Gov. Bento Munhoz da Rocha Netto	1,676	5,059	1980	2023
Hydroelectric	Gov. Ney Aminthas de Barros Braga	1,260	5,297	1992	2009
Hydroelectric	Gov. Jose Richa	1,240	5,314	1999	2010
Hydroelectric	Gov. Pedro Viriato Parigot de Souza	260	957	1970	2015
Hydroelectric	Guaricana	36	219	1957	2026
Hydroelectric	Chaminé	18	102	1930	2026
Thermoelectric	Figueira	20	123	1963	2019
_________________________
(1)	Values used to determine volumes committed for sale.

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

Expansion of Generating Capacity

     We expect to spend R$72.4 million in 2007 to expand our generation capacity at our wholly owned facilities and through generation partnerships.

     We have participation interests in several generation projects, and the energy that these projects will generate will substantially enhance our generation capacity in the future. The following table sets forth information regarding our planned major generation projects for the period from 2007 to 2011.

	Estimated	Estimated	Budgeted	(Expected)	Our
	Installed	Assured	Completion	Beginning of	Ownership
Facility	Capacity	Energy(1)	Cost	Operation	Percentage	Status

	(MW)	(GWh/year)	(R$ million)

Mauá	362	197.7	952	January 2011	51%	Concession Granted

São Jerônimo	331	1,450	510.0(2)	July 2011	21.0%	Concession Granted
____________________
(1)	Values used to determine volumes committed for sale.
(2)	As of October 2002.

     Mauá. In October 2006, a consortium that we established with Eletrosul (in which we hold a 51% stake and Eletrosul holds a 49% stake) was awarded a concession to construct and operate the Mauá hydroelectric power plant on the Tibagi River in the State of Paraná. The Mauá facility will have a minimum installed capacity of 350 MW. A small hydropower unit will also be built, adding an additional 12 MW of installed capacity to the project, amounting to a total installed capacity of 362 MW. Construction work is scheduled to begin in the second half of 2007, and commercial generation is scheduled to begin in January 2011. The facility’s total power output (192 average MW) is committed under a 30-year contract, at a price of R$112.96/MWh, with supply starting in January 2011.

     São Jerônimo. The São Jerônimo hydroelectric plant will be located between the municipalities of Tamarana and São Jerônimo de Serra on the Tibagi River in the State of Paraná. The plant, whose future structure will include a 105-meter dam, is projected to have two generation units with a total installed capacity of 331 MW. It is unclear when the construction of the facility will begin. There are a number of issues that must be resolved before construction can begin, the most significant being that we must obtain permission from the Brazilian Congress to start construction since the plant will be located in an indigenous area.

     The following table sets forth information regarding certain generation projects in which we had an ownership interest as of December 31, 2006:

		Installed Capacity	Assured Energy	Placed in Service	Our Ownership Percentage	Concession Expires

Type	Plant

		(MW)	(GWh/yr)
Hydroelectric	Dona Francisca	125.0	700.8	February 2001	23.03%	2034

Hydroelectric	Foz do Chopim	29.1	175.0	October 2001	35.77%	2034

Wind	Centrais Eólicas do Paraná	2.5	4.84	February 1999	30.0%	2019

Hydroelectric	Elejor	246.3	1,229.0	July 2005	70.0%	2036
	(Santa Clara and Fundão)			June 2006

Thermal	Araucaria	484.5	3,696.7	September 2006	80.0%	2029

     Dona Francisca. We own 23.03% of the total issued and outstanding common shares of the Dona Francisca Energética S.A. hydroelectric power plant (“Dona Francisca“), which is located on the Jacuí River in the State of Rio Grande do Sul. The capital is also shared among Gerdau S.A. with a 51.82% interest, Celesc S.A. with a 23.03% interest and Desenvix with a 2.12% interest. Construction of Dona Francisca began in August 1998 and commercial operations started in February 2001. Dona Francisca’s balance sheet as of December 31, 2006 reflects accounts payable in the total amount of R$239.7 million, R$158.8 million of which refers to loans extended to it by the Interamerican Development Bank and Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), a Brazilian development bank wholly owned by the Brazilian government. The loans are guaranteed by a pledge of shares of Dona Francisco. In 2004, Dona Francisca signed a power purchase agreement with Copel Geração, valued at R$50 million annually, which will terminate in March 2015 and which obligates Copel Geração to purchase 100.0% of the energy generated at Dona Francisca. This agreement was ratified by ANEEL on December 29, 2004.

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

     Santa Clara and Fundão. The Santa Clara and Fundão hydroelectric plants consist of two hydroelectric power generation units on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 240 MW. Two smaller hydroelectric generation units are installed in the same location, these units are expected to have an additional installed capacity of 6 MW. Centrais Elétricas Rio Jordão (“ELEJOR“) signed a concession agreement with a term of thirty-five years for the Santa Clara and Fundão plants in October 2001. The construction of the plants began in December 2002 and in April 2004, respectively. In September 2004, after obtaining all of the required governmental authorizations, we acquired 30.0% of the voting capital of ELEJOR, valued at approximately R$40 million. These shares had previously been held by Triunfo Participações. The Santa Clara plant began operations in July 2005 and added an additional 60MW to the total energy made available by us. In September 2005, the installed capacity of the Santa Clara plant increased by 60 MW. The Fundão plant began operations in July 2006 adding 120MW to the total energy available to us. As of December 31, 2006, we own 70.0% of the common shares of ELEJOR and PaineraPar owns the remaining 30.0% .

     ELEJOR is required to pay the Federal Government for the use of hydroelectric resources, from the sixth through the end of the thirty-fifth year of its concession, with total annual payments of R$19 million, payable on a monthly basis, beginning on October 25, 2006. This amount is monetarily adjusted, on an annual basis, by the IGP-M. In 2006, the aggregate amount of concession payments paid by ELEJOR to the Federal Government was R$2.7 million.

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

     The total construction cost of the Santa Clara and Fundão plants was R$521.5 million, which was funded as follows (i) R$255.6 million was obtained through a loan agreement signed on April 28, 2005 with BNDES; (ii) R$72.9 million was funded by Eletrobrás through the acquisition of approximately 59,900,000 preferred class B shares of ELEJOR, as described above; (iii) R$49.08 million was funded by us; and (iv) R$21.05 million was funded by PaineraPar. The remaining amount is being financed by the cash flow generated by such facilities.

     We have entered into a power purchase agreement with ELEJOR that provides that we will purchase all of the energy produced by the Santa Clara and Fundão facilities at a set tariff, to be adjusted annually in accordance with the IGP-M.

     Araucária. Araucária was formed in April 1998 to construct the Araucária thermoelectric power plant in the municipality of Araucária (located in the Curitiba metropolitan area). El Paso Empreendimentos e Participações Ltda (“El Paso”), managed by a subsidiary of El Paso Corporation owned 60% of the equity of Araucária, Petrobras owned 20% and we owned 20%. The plant was completed in September 2002, with a net capacity of 484.3 MW, but it started to operate in September, 2006.. The plant is fueled by natural gas imported from Bolivia through the Brazil-Bolivia pipeline. ANEEL granted Araucária a license to operate as an independent power producer. On May 30, 2006, we entered into an agreement with Araucária to settle certain outstanding legal disputes among the shareholders relating to the Araucária facility. Pursuant to this settlement agreement, we agreed to acquire all of the interests held by El Paso in Araucária for U.S.$190 million.

     On December 28, 2006, the Araucária Thermal Power Plant Lease Agreement (the “Lease Agreement”) was signed by Araucária and Petrobras. It expires on December 31, 2007, but may be extended by joint agreement for up to 12 months. The Lease Agreement provides for a monthly lease, which is intended to cover all costs and taxes owed by Araucária and is composed of a monthly fixed portion and a monthly variable portion. The monthly fixed portion is R$13.14 per MWh multiplied by the reference power rating (428.35 MW) and by the number of hours of each month. The monthly variable portion, in the amount of R$33.23 per MWh, is calculated according to the actual power output.

     On the same date, the Araucária Thermal Power Plant Operation and Maintenance Service Agreement was also signed by Copel Geração and Petrobras. It will be in effect until December 31, 2008, or until the expiration of the Lease Agreement, whichever occurs first. The monthly fee paid to the service provider is R$5.86 per MWh multiplied by the reference power rating (428.35 MW) and by the number of hours of each month.

     Proposed Projects

     We are involved in various private initiatives formed to study the technical, economic and environmental feasibility of certain generation projects. These proposed generation projects would have a total of 172 MW of installed capacity. The following table sets forth information regarding our proposed generation projects.

		Estimated	Estimated
		Installed	Assured		Our Ownership
Type	Project	Capacity	Energy	Estimated Cost	Percentage

		(MW)	(GWh/yr)	(R$) in millions
Hydroelectric	Rio Cavernoso	19	92	77(1)	100%
Hydroelectric	Rio Areia	30	149	69(2)	30.0%
Hydroelectric	Rio Chopim	123	598	184(2)	15.0%
_____________
(1)	Cost is estimated as December 2006.
(2)	Cost is estimated as of April 2002.

     Purchases

     Itaipu

     We purchased 4,665 GWh of electricity from Itaipu in 2006, which constituted 11.9% of our total available electricity in 2006. Our purchases represented approximately 6.7% of Itaipu’s supply to Brazil. Electric utilities operating under concessions in the midwest, south and southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they historically have provided to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars and have been above the national average cost for bulk supply of power.

     In 2006, we paid an average tariff of R$71.88 per MWh for energy from Itaipu, compared to R$99.10 per MWh during 2005. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

     Cien

     We entered into two agreements on December 13, 1999 to purchase firm capacity and associated energy from Cien (the “Cien Agreements“). Cien is controlled by the Spanish-based international energy company Endesa. It was established in 1999 to build two transmission lines between Argentina and Brazil, and it obtained financing from a bank syndicate. One transmission line began operating in May 2002 and the other in August of 2002. Beginning on those respective dates, the Cien Agreements originally required us to purchase an aggregate of 800 MW on a “take or pay” basis, but we renegotiated them in 2003 to reduce the aggregate capacity to be purchased by us to 400 MW through 2015 at prices determined on the basis of the reference price set forth in the contract with adjustments for inflation and exchange rate variations. Based on the price initially in effect, the aggregate annual amount payable before indexation would be R$332 million per year from 2003 through 2015. During 2006, we recognized R$227.4 million for energy purchased from Cien.

     On January 2, 2007, we entered into amendments to the Cien Agreements, reducing the contracted volumes from an average of 400 MW to an average of 175 MW, for supply through December 31, 2007.

     To make up for the volumes no longer provided under the Cien Agreements, we acquired 159 MW, at a price of R$104.74/MWh, for the period from 2007 to 2014 at the A-1 Auction held on December 14, 2006. As a result of the amendments to the Cien Agreements, during the first quarter of 2007 we have reverted R$100.9 million from a provision for payment of outstanding amounts under the amended agreements, which are now settled.

     Public Auction

     In accordance with the New Industry Model Law, we participated in the first auction of electricity from existing power plants, which took place on December 7, 2004. At this auction, Copel Geração sold 980 MWavg for the 2005-2012 period for R$57.50/MWh, 368 MWavg for the 2006-2013 period for R$67.62/MWh, and 81 MWavg for the 2007-2014 period for R$75.44MWh. In addition, Copel Distribuição bought 992 MWavg for the 2005-2012 period for R$57.51/MWh and 402 MWavg for the 2006-2013 period for R$67.33/MWh at the auction.

     A second auction of electricity from existing power plants was held on April 2, 2005. At this auction, Copel Geração sold 80 MWavg for the 2008-2015 period for R$82.32/MWh and Copel Distribuição bought 53.7 MWavg for the 2008-2015 period for a price of R$83.13/MWh.

     We did not buy or sell any energy at the third auction held in October 11, 2005.

     At a fourth auction, which was also held on October 11, 2005, Copel Geração sold 245 MWavg for the 2009-2016 period for R$95.95/MWh. Copel Distribuição did not buy energy at this auction.

     A fifth auction of electricity from existing power plants was performed on December 14, 2006. At this auction, Copel Geração did not sell any energy while Copel Distribuição bought 159.4 MWavg for the 2007-2014 period for R$104.74/MWh.

     On December 16, 2005, the first auction of electric energy from new power plants was carried out. Copel Distribuição bought energy from hydroelectric power plants (3.61 MWavg for the 2008-2037 period for R$106.95/MWh, 3.26 MWavg for the 2009-2038 period for R$114.28/MWh and 66.30 MWavg for the 2010-2039 period for R$115.04/MWh) and from thermoelectric power plants (28.56 MWavg for the 2008-2022 period for R$132.26/MWh, 60.56 MWavg for the 2009-2023 period for R$129.26/MWh and 64.30 MWavg for the 2010-2024 period for R$121.81/MWh) . Copel Geração did not sell any energy at this auction.

     On June 29, 2006, the second auction of electric energy from new power plants was conducted. We did not participate in this auction.

     On October 10, 2006, the third auction of electric energy from new power plants was carried out. Copel Geração in association with Eletrosul (Consórcio Energético Cruzeiro do Sul) presented the lowest bid for the energy from Mauá hydroelectric plant and was granted the concession for the construction and operation of the plant. The corresponding amount of energy sold was 192 MWavg, for R$112.96/MWh, between 2011 and 2040. Copel Distribuição bought 57.66 MWavg for the 2011-2040 period for R$120.86/MWh and 54.22 MWavg for the 2011-2025 period for R$137.44/MWh at the same auction.

     All prices presented in this item “Public Auctions” are historical and may have been changed due to annual adjustments. Energy quantities were presented in MWavg (megawatt average), representing the total amount of energy measured in MWh (megawatt-hour) divided by the number of hours in the considered period of time.

     We submitted an amendment to the Initial Supply Contract between Copel Geração and Copel Distribuição (the “Copel Agreement“) for ANEEL’s approval in 2003. The amendment extends the final term of the Copel Agreement to 2015. When ANEEL failed to approve such amendment, we filed a lawsuit in which we requested judicial approval of the amendment. We have obtained a temporary decision, which recognizes the effectiveness of the Copel Agreement through 2005. In December 2004, the Brazilian Supreme Court (Supremo Tribunal Federal) withdrew the temporary decision on the grounds put forth by ANEEL that the decision would harm the New Industry Model Law. There has been no final decision reached on the merits of the lawsuit.

     We do not believe that the outcome of this lawsuit will adversely affect the effectiveness of the Copel Agreement or otherwise have a material adverse effect on us.

Transmission and Distribution

     General

     Electricity is transferred from power plants to customers through transmission and distribution systems. Transmission is the bulk transfer of electricity from generating facilities to the distribution system by means of the main national transmission grid (the “Main Transmission Grid”). Distribution is the transfer of electricity from the transmission system to Final Customers. Residential customers, representing 25.8% of our market for electricity, used 4,826 GWh of electricity during 2006, an increase of 3.7% from residential use over 2005. Industrial customers, representing 38.5% of our market for electricity, used 7,200 GWh of electricity during 2006, a decrease of 5.7% from industrial use during 2005.

     The following table sets forth certain information concerning our transmission and distribution systems at the dates presented.

	At December 31,

	2006	2005	2004	2003	2002

Transmission and subtransmission lines
(km)
230 kV and 525 kV	1,739.8	1,737.0	1,736.9	1,736.9	1,599.0
l38 kV	4,246.3	4,064.1	4,063.9	4,044.7	3,999.1
88 kV	58.2	58.2	58.2	58.2	58.2
69 kV	1,166.1	1,137.2	1,137.2	1,137.2	1,115.0
Distribution lines (km):
23 kV to 44 kV	74,460.8	74,156.7	74,156.7	85,870.5	82,693.2
Overhead distribution lines (km):
13.8 kV to 23 kV	91,296.6	91,419.3	91,419.3	79,296.5	78,343.8
Transformer capacity (MVA)
Transmission substations(1)	16,043.9	15,168.9	15,085.6	15,043.9	14,727.3
Generation (step up) substations	5,004.1	5,004.1	5,004.1	5,004.1	5,004.1
Distribution substations	1,624	1,434	1,467.0	1,420.0	1,338.0
Distribution transformers (MVA)	6,651	6,651	6,65.0	6,629.0	6,361.0
Total energy losses	7.2%	8.3%	6.8%	5.4%	5.7%
_____________________
(1)	During the 2002-2006 period, our operations were divided among five wholly-owned subsidiaries and the transformer assets were divided between Copel Geração and Copel Transmissão S.A. Transformer capacity is presented separately for generation transformers and transmission substations.

Transmission

     We operate transmission facilities, which are used to transmit the electricity we generate and the energy we receive from other sources. In addition to using our transmission lines to provide energy to customers in the State of Paraná, we also transmit energy through the Interconnected Power System. Two federal companies, Centrais Elétricas do Sul do Brasil S.A. — Eletrosul (“Eletrosul”) and Furnas Centrais Elétricas S.A. – Furnas (“Furnas”), also maintain significant transmission systems in the State of Paraná.

Furnas is responsible for the transmission of electricity from Itaipu, while Eletrosul’s transmission system links the states in the south of Brazil. Copel and the other utilities that own transmission facilities are required to allow other parties to access our respective transmission facilities. ANEEL sets the charges for the use of the Main Transmission Grid.

     We have 36 customers who are directly supplied with energy at a high voltage (69 kV and above) through connections to our transmission lines. These customers accounted for approximately 9.5% of our total volume of electricity sold in 2006.

     We are responsible for expanding the 138 kV and 69 kV transmission grid within our concession area. The construction of new transmission facilities of 230 kV and higher will be auctioned or authorized by ANEEL. The winners of such auctions or those authorized by ANEEL must build, operate and maintain the new facilities, receiving an annual fee from users in accordance with regulations set by ANEEL. We are permitted by ANEEL to make minor improvements to some of the existing 230 kV and 525 kV facilities. In 2006, we reinforced our transmission system by:

  building one new substation with a voltage of 230 kV, one new substation with a voltage of 138kV and one new substation with a voltage of 69kV; and
  upgrading nineteen existing substations.

Distribution

     Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 34.5 kV. Electricity is supplied to smaller industrial customers at the higher end of the voltage range and is supplied to residential, commercial and other customers at the lower end of the range. At December 31, 2006, we provided electricity in a geographic area encompassing approximately 98% of the State of Paraná and served over 3.3 million customers.

     Our distribution network includes 165,757 kilometers of distribution lines, 315,289 distribution transformers and 237 distribution substations of 34.5 kV each. During 2006, 88,747 new customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas where there is a large concentration of trees in the vicinity of the distribution grid.

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

     Our energy losses totaled 7.2% of our available energy in 2006. Of our energy losses in 2006, 65.6% occurred during the distribution of energy, and 34.8% occurred during its transmission.

     In 2006, the two indices by which we measure the quality of our performance – the duration and frequency of outages per customer – increased compared to 2005. The increase in our DEC and FEC indicators was due mostly to such adverse weather conditions as increased rainstorms, windstorms, and lightning strikes at the beginning of 2006.

     Information regarding the duration and frequency of outages for our customers is set forth in the following chart for the years indicated.

		Year ended December 31,

Quality of Supply Indicator	2006	2005	2004	2003	2002

DEC - Duration of outages per customer
per year (in hours)	14h 48 min	13h 28 min	14h 02min	18h 53min	16h 19 min
FEC - Frequency of outages per customer
per year (number of outages)	13.65	13.51	14.18	16.54	15.70

Sales to Final Customers

     During 2006, we supplied approximately 96.8% of the energy distributed directly to customers in the State of Paraná. Our concession area includes over 3.3 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, to the south of the State of Paraná. We also sell energy to three Free Customers outside of our concession area. During 2006, the total power consumption throughout our concession area, plus those Free Customers outside our concession area, was 18,691 GWh as compared to 18,696 GWh during 2005. Residential customers, representing 25.8% of our market for electricity, used 4,826 GWh during 2006 – an increase of 3.7% as compared to 2005. Industrial customers, representing 38.5% of our market for electricity, used 7,200 GWh during 2006 – a decrease of 5.7% over industrial use during 2005. The following table sets forth certain information regarding our volumes of energy sold to, and revenues (in millions of reais) from sales of energy to, different categories of purchasers for the periods indicated.

	Year ended December 31,

Categories of
Purchaser	2006		2005		2004		2003		2002

		(R$ in		(R$ in		(R$ in		(R$ in		(R$ in
	(GWh)(3)	millions)	(GWh)(3)	millions)	(GWh)(3)	millions)	(GWh)(3)	millions)	(GWh)(3)	millions)
Industrial Customers	7,200	1,751.7	7,639	1,649.2	8,197	1,456.3	8,599	1,172.1	8,655	1,053.6
Residential	4,826	1,884.1	4,653	1,857.0	4,467	1,651.4	4,382	1,365.3	4,307	1,221.1
Commercial	3,407	1,172,1	3,231	1,092.9	3,024	912.2	2,864	724.7	2,726	634.9
Rural and others(1)	2,684	559.6	2,608	554.4	2,497	481.2	2,396	389.5	2,338	342.6
Public services	574	132.6	565	122.4	551	104.4	542	84.9	525	76.2
Auction—CCEAR	11,174	634.9	8,488	435.6	0	0	0	0	0	0
Wholesale Energy Market
and Interconnected
Power System(4)	1,813	158.0	4,417	85.1	4,101	38.6	6,199	88.7	7,119	116.6
Other distributors	4,745	498.1	4,263	429.2	4,688	407.2	2,982	245.4	1,230	77.0

Total(2)	36,423	6,791.1	35,864	6,225.8	27,525	5,051.3	27,964	4,070.6	26,900	3,522.0

_____________________
(1)	Includes street lighting, municipalities and government agencies.
(2)	Total GWh includes our own consumption but does not include our energy losses.
(3)	Includes capacity made available but not fully delivered.
(4)	Includes the CCEE commercial agreements (Electric Power Trade Chamber – Pool) and the Energy Reallocation Mechanism.

     The following table sets forth the number of our Final Customers in each category at December 31, 2006.

Number of Final
Category	Customers

Industrial	56,702
Residential	2,637,502
Commercial	278,963
Rural and others(1)	372,164

Total	3,345,331

_______________
(1)	Includes public services

     Approximately 38.5% of the electricity we sold to Final Customers in 2006 was sold to industrial customers. Our primary industrial customers are involved in the food industries, lumber and paper, accounting for 30.1%, 12.8% and 11.6%, respectively, of industrial consumption.

     Industrial and commercial customers accounted for approximately 31.8% and 21.3%, respectively, of our revenues from sales to Final Customers during 2006. In 2006, 34.2% of our revenues from sales to Final Customers were from sales to residential customers, the category with the largest participation in the revenues from sales to Final Customers, with an average tariff of R$390.40 per MWh.

     Tariffs

     Retail tariffs. We classify our customers into two groups (“Group A Customers“ and “Group B Customers“), based on the voltage level at which electricity is supplied to them and on whether they are considered as industrial, commercial, residential or rural customers. Each customer falls within a certain tariff level defined by law and based on the customer’s classification, although some flexibility is available according to the nature of each customer’s demand. Under Brazilian regulation, residential customers (other than Low Income Residential Customers (as defined below)) pay the highest tariff rates, followed by commercial and rural customers and then industrial customers, which pay the lowest rates.

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

     In June 2006, ANEEL authorized a 5.12% increase in our tariffs. After that increase, we discontinued our policy of providing a tariff discount.

     On June 24, 2007, ANEEL required us to decrease our tariffs by an average of 1.22% pursuant to the annual tariff readjustment. One of the components of our tariff is for deferred regulatory asset recovery (CVA). Some CVA components (energy purchased from Itaipu) are indexed to the US dollar, and the primary reason that ANEEL decreased our tariffs was to account for the devaluation of the US dollar against the Real in 2006.

     The following table sets forth the average tariffs (including value-added taxes) for each category of Final Customer in effect in 2006, 2005 and 2004.

	2006	2005	2004

	(R$/MWh)	(R$/MWh)	(R$/MWh)
Tariffs

Industrial	243.30	215.91	177.67
Residential	390.40	399.12	369.70
Commercial	344.02	338.23	301.59
Rural and others	208.51	214.31	192.69
Public services	231.07	216.61	189.47
All Final Customers	294.27	282.19	245.81

     Low Income Residential Customers. Under Brazilian law we are required to provide discounted rates to certain low income residential customers (“Low Income Residential Customers”). In 2006, we served 784,477 Low Income Residential Customers.

     The following table sets forth the current minimum discount rates approved by ANEEL for each category of Low Income Residential Customer.

Discount From
Consumption	Base Tariff

Up to 30 kWh per month	65%
From 31 to 100 kWh per month	40%
From 101 to 160 kWh per month	10%

     Non-retail Tariffs. In 2006, we were granted an increase of approximately 2.2% in the average tariffs for Supply Contracts with distributors in the State of Paraná. During 2006, the average tariff for sales of energy pursuant to these Supply Contracts was R$84.23 per MWh. The Initial Supply Contracts were terminated by the end of 2005. We also had bilateral supply energy contracts with an average tariff of R$111.56/MWh in 2006.

     The following table sets forth average tariffs in effect in 2006, 2005 and 2004.

	2006	2005	2004

	(R$/MWh)	(R$/MWh)	(R$/MWh)
Tariffs
Supply Contracts with distributors in the State of Paraná	84.23	82.44	76.32

Initial Supply Contracts with out-of-state distributors(1)	-	60.42	54.58

Bilateral Contracts	111.56	107.62	98.90
_______________________
(1)	The Initial Supply Contracts were terminated by the end of 2005.

     Transmission Tariffs. In June 2004, ANEEL set R$7,684.61/MW as the monthly tariff for the use of the Main Transmission Grid. In June 2005, ANEEL revised the monthly tariff for the use of the Main Transmission Grid to R$8,589.85/MW. The tariff for the use of the Main Transmission Grid related to the Initial Supply Contracts was extinguished by ANEEL Resolution 354/2006. As of 2006, the way these transmission costs are apportioned is regulated by ANEEL in compliance with the definition of a transmission use-of-system charge, which is calculated according to a methodology called nodal, because it takes into consideration each substation or node of the basic grid. In 2006, we recognized as expenses R$534.8 million for the use of the Main Transmission Grid and received R$283.8 million in revenues for the use of our transmission network by other parties.

     In June 2005, ANEEL also set R$3,456.90/MW as the tariff that we and the other distribution companies pay to Furnas for the transportation of high-voltage energy from Itaipu. In June 2006, ANEEL reduced this tariff to R$3,061.04/MW.

Other Businesses

Telecommunications and Information Technology

     Copel Telecomunicações S.A. In March 1998, we became the first power company in Brazil to obtain an authorization from the Brazilian National Telecommunication Agency (ANATEL) to provide corporate telecommunication services within the State of Paraná and international long-distance services. We have been offering these services since August 1998 through the use of our extensive transmission and distribution network. The ownership of the network assets and our broad experience in the operation and maintenance of complex telecommunication networks have contributed to the success of this program. In 2002, we obtained an authorization from ANATEL to provide multimedia services. In 2006, we served 170 of the 399 municipalities in the State of Paraná, which represents 80% of the total population of such state. In addition to the our commercial services, we have also been involved in an educational project aimed at providing lower and middle public school students in the State of Paraná with broadband Internet access in their schools.

     We also provide services to most of the major Brazilian telecommunication companies that operate in the State of Paraná. We have 389 clients, and our services are also provided to supermarkets, universities, banks, Internet Service Providers and television networks. Besides, a number of different telecommunication services are provided to the company’s subsidiaries for generation, transmission and distribution of electric power.

     Sercomtel. We own 45.0% of the voting stock of Sercomtel Telecomunicações S.A. (“Sercomtel Telecomunicações”) and 45.0% of Sercomtel Celular S.A. (individually, “Sercomtel Celular” and, jointly with Sercomtel Telecomunicações, “Sercomtel”). Sercomtel holds concessions to provide fixed and mobile telephone services in the municipalities of Londrina, Cambé, Ibipora and Tamarana in the State of Paraná and has obtained ANATEL’s authorization to make national and international telephone calls. We are seeking operating synergies with Sercomtel between our respective telecommunications and electric power operations. Sercomtel Telecomunicações, the fixed-line operator, has approximately 171,170 installed phone lines, 150,507 of which are in service, four telephone stations, 45 public switches, 29 remote stations and 4,080 public telephones. Sercomtel has concessions from ANATEL to provide cable television in São José (State of Santa Catarina) and Osasco (State of São Paulo) and radio-wave transmission television in Maringá and Londrina (State of Paraná). As of December 31, 2006, Sercomtel Celular S.A. had an installed TDMA capacity of 82,972 terminals, an installed GSM capacity of 89,004 terminals and 85 radio stations covering 100.0% of Londrina’s urban and rural areas. Sercomtel’s gross revenues during 2006 were R$255 million and it had a net loss of R$9.7 million.

Water and Sewage

     We own 15.0% of the total outstanding share capital of Dominó Holdings S.A. (“Dominó Holding”), which in its turn owns 34.75% of the voting stock of Companhia de Saneamento do Paraná – Sanepar (“Sanepar”), a public utility company that services 344 urban and rural municipalities and approximately 8.3 million people in the State of Paraná with water distribution and 4.1 million with sewage services. The State of Paraná owns 60.0% of the outstanding voting capital of Sanepar. Dominó Holdings’ net income in 2006 was R$59 million. The total outstanding share capital of Dominó Holdings are as follows: (1) 15.0% is held by us; (2) 27.5% is held by Construtora Andrade Gutierrez S/A; (3) 27.5% is held by Daleth Participações S.A.; and (4) 30.0% is held by Sanedo Ltda., a wholly-owned subsidiary of Grupo Vivendi.

     In February 2003, the Government of the State of Paraná issued a decree canceling the Sanepar shareholders’ agreement and dismissing the board members appointed by Dominó Holdings. Dominó Holdings is currently engaged in litigation proceeding with the Government of the State of the Paraná in connection with this issue.

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

     As of December 31, 2006, we owned 51% of the capital stock of Compagas and accounted for this interest using the equity method. The minority shareholders of Compagas are Petrobras and Mitsui Gas, each of which owns 24.5% of the capital stock of Compagas.

     Compagas distributes natural gas from Bolivia supplied through the Bolivia-Brazil gas pipeline. Compagas owns a gas distribution network in the State of Paraná consisting of 459 kilometers of pipelines. During 2006, Compagas recorded a daily average sales volume of 1,134,506 cubic meters of natural gas to 1,904 customers. During 2006, Compagas’ gross revenues were R$314 million, and its net income was R$37 million.

Natural Gas Sales in 2006

	Number of	Consumption	Participation
Segment	Customers	(m3)	(%)

Industrial	94	151,302,027	36.54
Cogeneration	02	65,499,145	15.82
Vehicular (gas stations)	24	29,363,488	7.1
Commercial	116	2,073,178	0.5
Residential (building)	1,666	581,516	0.14
Raw Material	1	35,979,236	8.69
Thermoelectrial plant	1	129,295,983	31.22
Total	1,904	414,094,573	100.0

Services

     We own 40.0% of the share capital of ESCO Electric Ltda. (“ESCO”), a company that assists customers with their electricity needs through the provision of consulting services, planning and project implementation, automation services, operation, maintenance, training and technical assistance. ESCO also markets products and services aimed at obtaining greater energy efficiency and energy conservation. During 2006, ESCO’s net revenues were R$11.4 million, and it had a net loss of R$2.7 million.

     Copel-Agra S/C Ltda (“Copel-Agra”) was incorporated in November 2000 to provide engineering services, ranging from the preparation of feasibility studies and environmental reports, to full engineering, procurement and construction projects. We own 48.0% of the total issued and outstanding share capital of Copel-Agra, which started its operations in the first quarter of 2001. Our partners are Agra-Monenco, a Canadian company, and LACTEC, a Brazilian technology institute. In December 2001, as a result of the acquisition of Agra-Monenco by AMEC, an English company, the corporate name was changed to Copel-Amec S/C Ltda (“Copel-Amec”). The shareholders of Copel-Amec have decided to wind-up the company pursuant to a shareholder’s meeting dated as of August 2004. This process was approved by our Board of Directors in September 2005, and is still ongoing.

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

     Since 1999, nine of our generation plants have had their concessions extended by Brazilian authorities for 20-year term in each case, as allowed by law. For those plants whose concessions have not yet expired, we will have the option to ask for a 20-year extension.

Seasonality

     We believe that seasonality does not affect our businesses.

Competition

     We have been granted concessions to distribute electricity in an area comprising substantially all of the area of the State of Paraná and do not face competition from the five utilities that have been granted concessions for the remainder of the state. As a result of legislation passed in 2004, however, other suppliers are able to offer electricity to our existing Free Customers at prices lower than those we currently charge. Distribution and transmission companies are required to permit the use of their lines and ancillary facilities for the distribution and transmission of electricity by other parties upon payment of a tariff.

     Customers that may contract with other suppliers for electricity (“Free Customers”) are limited to:

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

     During 2006, we provided electricity to 16 Free Customers, representing approximately 2.0% of our gross operating revenues and approximately 6.3% of the total quantity of electricity sold by us to Final Customers. Approximately 8.9% of the megawatts sold under contract to such customers are set to expire in 2007. There can be no assurance that, upon the expiration of these contracts, the Free Customers will purchase energy from us.

     At December 31, 2006, we had 32 customers that were eligible to qualify as Free Customers upon the expiration of their agreements with us. Such customers represented approximately 7.4% of our total volume of electricity sold to Final Customers in 2006, and approximately 5.9% of our total gross operating revenues (from Final Customers) for that year.

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

The Condemnation Process

     Our principal properties consist of the generation, transmission and distribution facilities described in “—Business—Generation and Purchasers of Energy” and “—Business—Transmission and Distribution.” Of the net book value of our total property, plant and equipment at December 31, 2006 (including construction in progress), generation facilities represented 42.7%, transmission and distribution facilities represented 35.1% administrative property and equipment represented 2.7% supply of gas represented 1.8% and ELEJOR represented 8.9% . We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

     Although we receive concessions from the Brazilian government to construct hydroelectric projects, we do not receive title to the land on which the projects are located. Land required for the implementation of our projects may only be condemned pursuant to specific legislation. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of condemnation disputes. At December 31, 2006 we estimated our liability related to the settlement of such disputes to be approximately R$24.1 million. This amount does not include the projections for land condemnation included in the budgets for each of our projects.

Insurance

     We maintain insurance for, fire natural disasters, accidents involving third parties, certain other risks associated with the transportation and assembly of equipment, construction of plants, and multirisks. Our subsidiaries Compaga, Elejor and Araucária also have similar insurance coverage. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums are justified by the low risk of major interruption, considering the energy available in the Interconnected Power System. We believe that we maintain insurance that is both customary in Brazil and adequate for the businesses in which we are engaged.

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

     Approximately 39.0% of the installed power generating capacity of Brazil is currently owned by Eletrobrás (including its wholly-owned subsidiary Eletronuclear and its 50.0% participation interest in Itaipu). Through its subsidiaries, Eletrobrás is also responsible for 60.6% of the installed transmission capacity equal or above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de São Paulo – CESP, Companhia Energética de Minas Gerais – CEMIG and us, among others. Under the New Model Industry Law, Eletrobrás and its subsidiaries were excluded from the National Privatization Program (Plano Nacional de Privatização), which the Brazilian government created in 1990 to promote the privatization of state-owned companies.

Principal Regulatory Authorities

Ministry of Mines and Energy – MME

     The MME is the Brazilian government’s primary regulator of the power industry, acting as the granting authority on behalf of the Brazilian government and empowered with policymaking, regulatory and supervisory capacity. Following the adoption of the New Industry Model Law, the Brazilian government, acting primarily through the MME, has undertaken certain duties that were previously the responsibility of ANEEL, including the drafting of the guidelines governing the granting of concessions and the issuance of directives governing the bidding process for concessions relating to public services and public assets.

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

Energy Research Company - EPE

     The Energy Research Company, Empresa de Pesquisa Energética (“EPE”), was created in 2004 as a state-owned company connected to the MME. The EPE develops studies and research in subjects such as electricity, oil and gas and its byproducts, coal, renewable energy sources and energy efficiency, among others subjects, in order to support energy sector planning.

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

National Electric System Operator—ONS

     The National Electric System Operator, Operador Nacional do Sistema Elétrico (“ONS”) was created in 1998. The ONS is a non-profit, private entity comprised of electric utilities engaged in the generation, transmission and distribution of electric energy, in addition to other private participants such as importers, exporters and Free Customers. The New Industry Model Law granted the Brazilian government the power to nominate three executive officers to ONS’ board of executive officers. The primary role of the ONS is to coordinate and control the generation and transmission operations in the Interconnected Power System, subject to the ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include, among others, operational planning for the generation industry, organizing the use of the domestic Interconnected Power System and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the electric energy system, proposing plans to the MME for extensions of the Basic Grid, and submitting rules for the operation of the transmission system for ANEEL’s approval.

Electric Energy Trading Chamber - CCEE

     The Electric Energy Trading Chamber, Câmara de Comercialização de Energia Elétrica (“CCEE”), is a not-for-profit organization subject to authorization, inspection and regulation by ANEEL. The CCEE replaced the Wholesale Energy Market pursuant to the new rules set forth under the New Industry Model Law.

     The CCEE is responsible, among other things, for (i) registering all the energy purchase agreements (Contratos de Comercialização de Energia no Ambiente Regulado) (“CCEAR”) in the Regulated Market, and registering the agreements resulting from market adjustments and the volume of electricity contracted in the Free Market, and (ii) the accounting for and clearing of short-term transactions. The CCEE is comprised of holders of concessions and permissions and authorized entities of the electricity industry and Free Customers and its board of directors is comprised of four members appointed by these agents and one by the MME, which will be the Chairman of the board of directors.

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

  The Brazilian government enacted Law No. 8,987 on February 13, 1995 (the “Concessions Law”) and Law No. 9,074 on July 7, 1995 (the “Power Concessions Law”), that together (i) required that all concessions for the provision of energy related services be granted through public bidding processes, (ii) provided for the creation of generation entities, known as Independent Power Producers (“IPPs”), which, by means of a concession, permission or authorization, may generate and sell the totality or part of their electricity to Free Customers, distribution concessionaires and trading agents, among others, (iii) gradually allowed certain electricity consumers with significant demand (demand equal to or greater than 3MW that are supplied at a voltage level equal to or greater than 69kV or, in the case of new customers that have entered the market since July 1995, customers with demand equal to or greater than 3MW that are supplied at any voltage level), known as Free Customers, to purchase electricity directly from suppliers holding a concession, permission or authorization, (iv) granted electricity suppliers and Free Customers open access to all distribution and transmission systems and (v) eliminated the need for a concession to construct and operate power projects with a capacity from 1 MW to 30 MW.

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

-
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

-
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

     Termination of the concession. The termination of the concession agreement may be anticipated by means of expropriation and/or forfeiture. Expropriation is the early termination of a concession for reasons related to the public interest, which has to be approved by law. Forfeiture must be declared by the granting authority after ANEEL or the MME has made a final administrative ruling that the concessionaire, among other things, (1) has failed to render adequate service or to comply with applicable law or regulation, (2) no longer has the technical, financial or economic capacity to provide adequate service, or (3) has not complied with penalties assessed by the granting authority. The concessionaire may contest any expropriation or forfeiture in the courts.

     A concession agreement may also be terminated (1) through the mutual agreement of the parties, (2) upon the bankruptcy or dissolution of the concessionaire, or (3) following a final, non-appealable judicial decision rendered in a proceeding filed by the concessionaire.

     When a concession agreement is terminated, all assets, rights and privileges that are materially related to the rendering of electricity services revert to the Brazilian government. Following termination, the concessionaire is entitled to indemnification for its investments in assets that have not been fully amortized or depreciated, after deduction of any amounts due by the concessionaire related to fines and damages.

     Expiration. When the concession expires, all assets, rights and privileges that are materially related to the rendering of the electricity services revert to the Brazilian government. Following the expiration, the concessionaire is entitled to indemnification for its investments in assets, which have not been fully amortized or depreciated as of the expiration.

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

  Creation of a parallel environment for the trading of electricity, including: (1) the regulated market, a more stable market in terms of supply of electricity; and (2) a market specifically addressed to certain participants (i.e., Free Customers and energy trading companies), called the free market, that will permit a certain degree of competition vis-à-vis the regulated market.

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

Parallel Environment for the Trading of Electric Energy

     Under the New Industry Model Law, electricity purchase and sale transactions are carried out in two different segments: (1) the Pool, which contemplates that distribution companies will purchase all the electricity they need to supply their customers through a public auction and (2) the free market, which provides for the purchase of electricity by non-regulated entities (such as the Free Customers and energy traders).

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

     Under the New Industry Model Law, the estimate of demand from distributors is the principal factor in determining how much electricity the system as a whole will contract. Under the new system, distributors are obligated to contract 100.0% of their projected electricity needs, as opposed to 95.0% under the previous regime. A deviation in actual demand from projected demand results in penalties to distributors.

     With respect to the granting of new concessions, the newly enacted regulations provide that bids for new hydroelectric generation facilities may include, among other things, the minimum percentage of electricity to be supplied to the Pool.

     The Free Market

     The free market covers transactions between generation concessionaires, IPPs, self-generators, energy traders, importers of electric energy and Free Customers. The free market will also include existing bilateral contracts between generators and distributors until they expire. Upon expiration, such contracts must be executed under the New Industry Model Law guidelines.

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

     State-owned generators may sell electricity to Free Customers, however, as opposed to private generators, they are obligated to do so through an auction process.

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

     Beginning in 2005, all electricity generation, distribution and trading companies, independent power producers and Free Customers are required to notify ANEEL, by August 1 of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. Each distribution company is also required to notify ANEEL, within the 60-day period preceding each electricity auction, of the amounts of electricity that it intends to contract in the auction. In addition, distribution companies will be required to specify the portion of the contracted amount they intend to use to supply potentially Free Customers.

Auctions on the Regulated Market

     Electricity auctions for new generation projects will be held (1) in the fifth year before the initial delivery date of electricity (referred to as “A-5” auctions), and (2) in the third year before the commencement of commercial operation (referred to as “A-3” auctions). Existing power generators will hold auctions (1) in the year before the initial delivery date (referred to as “A-1” auctions) and (2) up to four months before the delivery date (referred to as “market adjustments”). Auctions exclusively for electricity from eolian, small hydro and biomass power plants will be held between years “A-1” and “A-5”. Invitations to bid in the auctions will be prepared by ANEEL, in accordance with guidelines established by the MME, including the requirement that the lowest bid shall be the winner of the auction. Each generation company that participates in the auction will execute a contract for purchase and sale of electricity with each distribution company, in proportion to the distribution companies’ respective estimated demand for electricity. The only exception to these rules relate to the market adjustment auction, where the contracts will be between specific selling and distribution companies. The contracts for both A-5 and A-3 auctions will have a term of between fifteen and thirty years, and the contracts for A-1 auctions will have a term between five and fifteen years. The contracts for A-1 auctions, carried out in 2005, were allowed to have a three-year term with initial supply in 2006. Contracts arising from market adjustment auctions will be limited to a two-year term. The contracts for electricity from eolian, small hydro and biomass power plants will have a term between ten and thirty years.

     In respect of contracts related to electricity generated by existing generation facilities, there are three reasons for the reduction of contracted electricity: (1) compensation for the exit of potentially Free Customers from the Regulated Market, (2) reduction, at the discretion of the distribution companies, of up to 4.0% per year of the annual contracted amount due to market deviations from the estimated market projections, beginning two years after the initial electricity demand was declared and (3) adjustments to the amount of electricity established in the energy acquisition contracts entered into before March 17, 2004.

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

     The third auction of electricity from existing power plants was conducted by the CCEE on October 11, 2005. Three-year-term contracts were traded, with initial delivery dates beginning in 2006.

     Also on October 11, 2005, CCEE conducted the fourth auction of electricity from existing power plants. The executed contracts have 8-year-terms, with initial delivery dates beginning in 2009.

     On December 14, 2006, CCEE conducted a fifth auction of electricity from existing power plants, with contracts having 8-year-terms and initial delivery in 2007.

     On December 16, 2005, ANEEL conducted the first auction of electricity from new power plants. Energy from seven new hydroelectric power plants, totaling 451 MWavg, and from six new thermoelectric power plants, totaling 404 MWavg, was negotiated. Besides this, electricity from other existing power plants and plants that have not yet been constructed was traded. The contracts had their initial delivery dates beginning in 2008, 2009 and 2010. Contracts of hydroelectric power plants have 30-year-terms and the ones from thermoelectric power plants, 15-year-terms.

     On June 29, 2006, ANEEL conducted the second auction of electricity from new power plants. A total of 1.682 MWavg was negotiated. Contracts with hydroelectric power plants have 30-year-terms and contracts with thermoelectric power plants have 15-year-terms.

     On October 10, 2006, ANEEL conducted the third auction of electricity from new power plants. A total of 1.104 MWavg was negotiated.

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

Restricted Activities of Distributors

     Distributors in the Interconnected Power System are not permitted to (i) develop activities related to the generation or transmission of electric energy, (ii) sell electric energy to Free Customers, except for those in their concession area, and under the same conditions and tariffs maintained with respect to captive consumers, (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership or (iv) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Generators will not be allowed to hold more than a 10.0% equity interest in any distributor.

Elimination of Self-Dealing

     Since the purchase of electricity for captive customers is now performed through the Pool, so-called “self-dealing” (under which distributors were permitted to purchase up to 30.0% of their energy needs through energy that was either self-produced or acquired from affiliated companies) is no longer permitted.

Contracts Executed prior to the New Industry Model Law

     The New Industry Model Law provides that contracts executed by electricity distribution companies and approved by ANEEL before the enactment of the New Industry Model Law may not be amended to reflect any extension or modification of their terms (other than reductions in volumes and prices).

Challenges to the Constitutionality of the New Industry Model Law

     The New Industry Model Law is currently being challenged on constitutional grounds before the Brazilian Supreme Court. The Brazilian government moved to dismiss the actions arguing that the constitutional challenges were moot because they related to a provisional measure that had already been converted into law. A final decision on this matter is subject to majority vote of the Justices. To date, the Supreme Court has not reached a final decision and we do not know when such a decision may be reached. While the Supreme Court is reviewing the law, its provisions have remained in effect. Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law relating to restrictions on distributors performing activities unrelated to the distribution of electricity, including sales of energy by distributors to Free Customers and the elimination of self-dealing, are expected to remain in full force and effect.

Ownership Limitations

     ANEEL established limits on the concentration of certain services and activities within the electric energy industry. Under these limits, with the exception of companies participating in the National Privatization Program (which only need to comply with such limits once their final corporate restructuring has been accomplished), no electric industry company (including both its affiliates) may (i) own more than 20.0% of Brazil’s distribution market, 25.0% of the south, southeast and central-West distribution market or 35.0% of the north and northeast distribution market, except in the event of an increase in the distribution of energy exceeding the national or regional growth rates or (ii) own more than 20.0% of Brazil’s trading market with final consumers, 20.0% of Brazil’s trading market with non final consumers or 25.0% of the sum of these two categories.

Tariffs for the Use of the Distribution and Transmission Systems

     ANEEL oversees tariff regulations that govern access to the distribution and transmission systems and establish tariffs for these systems. The tariffs are (i) network usage charges, which are charges for the use of the proprietary local grid of distribution companies (“TUSD“) and (ii) tariffs for the use of the transmission system, which is the Basic Grid and its ancillary facilities (“TUST“).

     TUSD

     The TUSD is paid by generators and Free Customers for the use of the distribution system of the distribution concessionaire to which the generator or Free Consumer is connected. The amount to be paid by the agent connected to the distribution system is calculated by multiplying the maximum contracted power with the distribution concessionaire for each connection point, in kW, by the tariff in R$/kW per month which is set by ANEEL.

     TUST

     The TUST is paid by distribution companies, generators and Free Customers for the use of the Basic Transmission Grid (electrical transmission system with voltage equal or higher than 230 kV). This tariff is revised annually to contemplate (i) an inflation index and (ii) the new equipments which are included in the grid. According to criteria established by ANEEL, owners of the different parts of the transmission grid were required to transfer the coordination of their facilities to the ONS, in return for receiving regulated payments from the transmission system users. Network users, including generation companies, distribution companies and Free Customers have signed contracts with the ONS entitling them to the use of the transmission grid in return for the payment of the TUST. Other parts of the grid that are owned by transmission companies but which are not considered part of the Main Transmission Grid, are made directly available to the interested users for a specified fee.

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

     Parcel B costs include:

  a component designed to compensate the distributor for the carrying cost of its assets;

  depreciation costs; and

  a component designed to compensate the distributor for its operating and maintenance costs.

     Each distribution company’s concession agreement provides for an annual readjustment (reajuste anual). In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are restated for inflation in accordance with the IGP-M index.

     Electricity distribution concessionaires are also entitled to periodic revisions (revisão periódica) every four or five years. These revisions are aimed at (1) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for the services within the scope of each such company’s concession and (2) determining the “X factor”.

     The X factor for each distribution company is calculated based on three components:

  Xc, based on customer satisfaction and which is ascertained annually according to research conducted by ANEEL;

  Xa, based on the difference between the IPC-A and the IGP-M, multiplied by the total costs incurred for the distributor’s personnel, and which is measured annually because salary increases are based on the IPC-A, and the increases of Parcel B costs are based on the IGP-M; and

  Xe, based on the concessionaire’s productivity gains due to market growth, and which is measured at each periodic tariff adjustment.

     ANEEL recently withdrew the customer satisfaction index from calculation of the X factor, and this index will not be used in our next periodic tariff revisions In addition, ANEEL recently enacted new regulations under which distribution companies will be required to comply under penalty of law with minimum pre-established targets measured by a new quality of service indicator related to customer satisfaction.

     In addition, electricity distribution concessionaires are entitled to an extraordinary tariff review (revisão extraordinária) on a case-by-case basis, to ensure their financial stability and compensate them for unpredictable costs, including taxes, which significantly change their cost structure. Extraordinary tariff adjustments were granted (1) in June 1999 to compensate for increased costs of electricity purchased from Itaipu as a result of the devaluation of the real against the dollar, (2) in 2000 to compensate for the increase in COFINS from 2% to 3%, and (3) in December 2001 to compensate for losses caused by the Rationing Program.

     Since October 2004, on the date of their subsequent tariff readjustment or tariff revision, whichever occurs earlier, distribution companies have been required to execute separate contracts for the connection and use of the distribution system and for the sale of electricity to their potentially Free Customers.

Incentives

     In 2000, a Federal decree created the Thermoelectric Priority Program, Programa Prioritário de Termeletricidade (“PPT“), for purposes of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectric plants. The prerogatives granted to the thermoelectric plants included in the PPT are: (i) guaranty of gas supply for twenty years, according to regulation from the MME, (ii) assurance of the costs related to the acquisition of the electric energy produced by thermoelectric plants will be transferred to tariffs up to the normative value established by ANEEL and (iii) guaranty of access to a BNDES special financing program for the electric energy industry.

     In 2002, the Brazilian government established the Proinfa Program to encourage the creation of alternative energy sources. Under the Proinfa Program, Eletrobrás shall purchase the energy generated by alternative sources for a period of twenty years. In its initial phase, the Proinfa Program is limited to a total contracted capacity of 3,300 MW. In its second phase, which will start after the 3,300MW cap has been reached, the Proinfa Program intends to purchase energy from alternative sources up 10.0% of the electric energy annual consumption of Brazil. The energy produced for sale to the Proinfa Program cannot be produced by generation concessionaires, like us, nor by IPPs; such production may only be done by autonomous independent producers, who may not be controlled by, or affiliated with, a generation concessionaire or an IPP, or affiliated with any of their controlling entities. The first phase of the Proinfa program commenced in 2004.

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

     The Brazilian government has imposed a fee on IPPs similar to the fee levied on public-industry generation companies in connection with the RGR Fund. IPPs are required to make contributions for using a public good, Uso de Bem Público (“UBP”) according to the rules of the corresponding public bidding process for the granting of concessions. Eletrobrás receives the UBP payments in a specific account.

CCC

     Distribution companies (and also some transmission companies responsible for Free Customers) must contribute to the Conta de Consumo de Combustível (“CCC Account”). The CCC Account was created in 1973 to generate financial reserves to cover fossil fuel costs in order to reduce tariffs to be paid by consumers supplied by thermoelectric power plants. The annual CCC Account contributions are calculated on the basis of estimates of the cost of fuel needed by the thermoelectric power plants in the succeeding year. The CCC Account is administered by Eletrobrás. The CCC Account, in turn, reimburses electric companies for a substantial portion of the fuel costs of their thermoelectric power plants.

     In February 1998, the Brazilian government provided for the phasing out of the CCC Account. During the 2003-2005 period, subsidies from the CCC Account were phased out for thermal power plants constructed prior to February 1998 and belonging to the Interconnected Power System. Thermal power plants constructed after that date will not be entitled to subsidies from the CCC Account. In April 2002, the Brazilian government established that subsidies from the CCC Account would continue to be paid, for a period of twenty years, to thermoelectric plants located in isolated systems.

CDE

     In 2002, the Brazilian government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE Account”), which is funded with monthly payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and the annual fees paid by agents offering electric energy to final consumers, by means of an additional charge added to the tariffs for the use of the transmission and distribution systems. These fees are adjusted annually. The CDE Account was created to support (i) the development of energy production throughout Brazil, (ii) the production of energy by alternative energy sources and (iii) the universalization of electric energy services throughout Brazil. The CDE will be in effect for twenty-five years and be regulated by the executive branch and managed by Eletrobrás.

Itaipu Transportation Charge

     The Itaipu hydroelectric plant has an exclusive transmission grid and is not part of the Main Transmission Grid or the intermediary connection system. Companies that are entitled to receive electricity from Itaipu pay a transportation charge, in an amount equal to their proportional quota of Itaipu generated electricity for the use of the grid.

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

Research and Development

     The companies holding concessions and permissions for distribution of electricity must invest a minimum of 0.50% of their annual net operational revenues in research and development and 0.50% in energy efficiency programs.

     The companies holding concessions and authorizations for generation and transmission of electricity must invest a minimum of 1.0% of their annual net operational revenues in research and development. Companies that generate electricity exclusively from small hydroelectric power plants, cogeneration and alternative energy projects are not subject to this requirement.

     The amount to be invested in research and development must be distributed as follows:

-	40% to the company research and development projects, under the coordination of ANEEL;

-	40% to the Ministry of Sciences and Technology, to be invested in national research and development projects;

-	20% to the Ministry of Mines and Energy, to defray Energy Research Company - EPE.

     The investments in energy efficiency must be done accordingly to ANEEL regulations.

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

     Our energy distribution, transmission and generation facilities are subject to environmental licensing procedures, which include the preparation of environmental impact assessments before such facilities are constructed. Once the respective environmental licenses are obtained, their maintenance is still subject to the compliance with various specific requirements. We were one of the first energy concessionaires in Brazil to provide an environmental impact assessment and report (Segredo Power Plant, 1987) in connection with the construction of a power plant. More recently, the Salto Caxias Power Plant (1995-1999) was constructed in accordance with one of the most comprehensive environmental impact mitigation programs ever implemented in Brazil.

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

     We are required to present a copy of our environmental audit process when we apply for the renewal of our environmental operation licenses for our power plants and electric energy transmission substations. We also count with the participation of an independent auditor to provide us with an annual assessment of our environmental practices.

Item 5. Operating and Financial Review and Prospects

     The discussion in this Item 5 is based on our financial information, which has been prepared in accordance with Brazilian GAAP, unless otherwise noted. You should read this discussion in conjunction with our Consolidated Financial Statements, which have been prepared in accordance with Brazilian GAAP with reconciliation to U.S. GAAP, and the notes thereto and the other financial information included elsewhere in this Annual Report.

Overview

Brazilian Economic Conditions

     In 2003, after a period in which Brazil’s economy suffered from the combined effects of regional economic crises and political uncertainty relating the Brazilian presidential elections in 2002, the Brazilian economy began to improve. The Brazilian economy grew 4.9% in 2004 as a result of increased exports and the recovery of domestic consumption. While all the sectors of the economy experienced impressive growth rates in 2004, the industrial sector grew the fastest, by 6.2% . Although strong growth of the export economy played an important role in Brazil’s economy, the recovery of internal demand was largely responsible for the overall turn around of the Brazilian economy. The real/U.S. dollar selling exchange rate was R$2.6544/U. S.$1.00 at December 31, 2004, an appreciation of 8.8% as compared to December 31, 2003. In addition to the strengthening domestic economy, the appreciation of the real was partially due to the worldwide depreciation of the U.S. dollar. In September 2004, the Central Bank began to implement a series of interest rate increases in a bid to meet inflation targets for 2005, and base interest rates were increased from 16.35% at the end of 2003 to 17.75% by the end of 2004. This increase was effected largely to control inflationary pressures.

     The increase in interest rates adversely affected economic activity, resulting in lower economic growth, with an increase in GDP of approximately 2.3% in 2005. In September 2005, the Central Bank implemented measures designed to lower the SELIC rate as inflation estimates for 2005 and for the following 12 months began to approach the government’s inflation targets, and the SELIC rate at December 31, 2006 was 13.19% . Increase registered in GDP in 2006 was 3.8% . Inflation during 2006, as measured by IPCA, was 3.8%, below the 4.5% target established for the year by the Central Bank. The real appreciated 9.5% against the U.S. dollar, closing at R$2.1380 per U.S.$1.00 on December 29, 2006.

     The economy grew 4.3% during the first quarter of 2007 as compared to the same period during 2006. The value of the real appreciated to R$1.9289 per U.S. dollar at May 31, 2007, as compared with R$2.1380 at December 31, 2006. The Central Bank lowered the base interest rate from 13.25% to 12.43% during the first five months of 2007.

     The following table shows selected economic data for the periods indicated:

	Year ended December 31,

	2006	2005	2004

Inflation (IGP-DI)	3.8%	1.2%	12.1%
Appreciation of the real vs. U.S. dollar	9.5%	13.4%	8.9%
Period-end exchange rate—U.S.$1.00(1)	2.1380	2.3407	2.6544
Average exchange rate--U.S.$1.00(2)	2.1679	2.4125	2.9171
Change in real GDP	3.7%	2.3%	4.9%
Average interbank interest rates(3)	15.0%	19.0%	16.1%
__________________

(1)	The real/U.S. dollar exchange rate at June 1, 2007 was R$1.9056 per U.S.$1.00.
(2)	Average of the closing exchange rates on the last day of each month in the period.
(3)	Calculated in accordance with Central Clearing and Custody House (“CETIP“) methodology (based on nominal rates).
Sources: FGV-Fundação Getúlio Vargas, the Central Bank, the Brazilian Geography and Statistics Institute (“IBGE“) and CETIP.

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

     Sales to Final Customers represented about 51.3% of the volume of electricity we delivered in 2006, and accounted for 81.0% of our energy sales revenues, and almost all of such sales were to captive customers. The rates we charge to our captive customers are set by ANEEL based on considerations established by law and regulations. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry—Distribution Tariffs.” In addition to these considerations, the rate-setting process is influenced by political and economic objectives, including government attempts to control inflation. In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

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

     On June 24, 2007, ANEEL required us to decrease our tariffs by an average of 1.22% pursuant to the annual tariff readjustment. One of the components of our tariff is for deferred regulatory asset recovery (CVA). Some CVA components (energy purchased from Itaipu) are indexed to the US dollar, and the primary reason that ANEEL decreased our tariffs was to account for the devaluation of the US dollar in 2006.

Long-Term Energy Contracts

     Our distribution business purchases energy from generators (including our generation business) and resells it to customers, primarily at regulated rates. In 2006, we purchased 11.9% of our total available energy under long-term contracts from Itaipu. For more information, see “Item 4. Information on the Company—Business—Generation and Purchases of Energy.” Our major long-term contracts or purchase obligations are described below.

  We entered into the Cien Agreements in 1999 and renegotiated them in 2003 to reduce the volumes and improve the pricing. In 2006, we recognized R$227.4 million for electricity purchased from Cien. On January 3, 2007, COPEL and CIEN signed addenda to the Firm Power and Energy Supply Agreements, reducing contracted energy from 400 average MW to 175 average MW, to be supplied until December 31, 2007. For more information, see “Item 4— Business—Generation and Purchases of Energy—Purchases.”

  We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar denominated debt. In 2006, our electricity purchases from Itaipu amounted to R$335.4 million.

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

     In January 2004, the State of Paraná paid the monthly amounts due under the CRC Account Agreement from September 2002 through January 2003, plus a portion of the installment due in February 2003. In January 2005, we concluded a fourth amendment to the CRC Account Agreement in connection with our CRC receivables outstanding at December 31, 2004. The balance of these receivables, which amounts to R$1,197 million, will be paid to us by the State of Paraná in 244 monthly installments, beginning on January 30, 2005 and adjusted at IGP-DI plus 6.65% per year. The renegotiated amount, in addition to the installments not yet due, includes part of the installment due in February 2003, and the installments due from March 2003 to December 2004. The State of Paraná has been complying with the payments of the renegotiated installments in accordance to the terms established in the fourth amendment. As of December 31, 2006, the total outstanding balance under the CRC Account Agreement was R$1,194.1million. Payment of the installments is guaranteed by funds derived from dividends owed by us to the State of Paraná.

Special Obligations

     We record a liability for contributions received from the Federal Government and our customers exclusively for investment in the electric energy distribution network. We record the amount of these contributions on our balance sheet as a reduction of our fixed assets, under the caption “special obligations”, and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions will be offset against our assets, including those purchased with the contributions received from the Federal Government and our customers. The amount we recorded as special obligations as of December 31, 2006 was R$808.6 million. For more information, see Note 13 (c) to the Consolidated Financial Statements.

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

     The main estimates related to the accounts refer to the registration of the effects resulting from the bad debt provision, service life of fixed asset provision, provisions for contingencies, income tax, retirement plan and benefits, supply of energy not invoiced and operations involving purchase and sale of energy at the CCEE, which are registered based on estimates, being the invoicing and final payment subject to review of the CCEE’s participants.

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

     Deferred Regulatory Asset

     In accordance with Brazilian GAAP, we have deferred and capitalized certain costs that we expect to recover through rate increases. This approach is similar to SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (SFAS No. 71), which provides that rate-regulated entities account for their assets and liabilities in a manner consistent with the recovery of those costs in their rates, if the rates are designed to recover the costs of providing the regulated service and if the competitive environment makes it likely that such rates can be charged and collected. Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers. We are entitled to recover these costs according to Brazilian regulations. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. For more information, see Note 9 to the Consolidated Financial Statements. The deferred regulatory assets reflected in the consolidated balance sheet under Brazilian GAAP totaled R$102.3 million and the deferred regulatory liabilities totaled R$162.5 million at December 31, 2006.

     Impairment of Long-lived Assets

     Long-lived assets, primarily property, plants and equipment, comprise a significant amount of our total assets. We evaluate our long-lived assets and make judgments and estimates concerning the carrying value of these assets, including amounts to be capitalized, depreciation and useful lives. The carrying values of these assets are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for our products and services, future market conditions and regulatory developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. No impairment test was necessary for 2004, 2005 and 2006. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

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

     Our accruals are based on estimates made by us and by the CCEE. Our claim to a credit involves the partial sale of energy from Itaipu in the Southern and Southeastern sub-markets which was done comply with the bilateral agreements of electricity sales to distributors and industrial customers during the rationing period in 2001, when there was a significant difference in the prices of spot market energy There are legal challenges pending which could affect the accounting of our transactions in 2001 and 2002. As of December 31, 2006, the estimated amount of calculation differences is R$711.0 million, which we have not recognized as a liability, based on the opinion of our legal counsel. For more information, see Note 20(b) to our Consolidated Financial Statements and “Item 8–Financial Information Legal Proceedings.”

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

     In compliance with CVM Deliberation 489, of October 3, 2005, the legal proceedings considered of possible loss by us in December 31, 2006 totaled R$1,193,179, being R$41,164 of such amount related to labor claims, R$714,568 related to regulatory proceedings, R$174,908 related to civil claims and R$262,539 related to tax proceedings.

     Valuation of Derivative Instruments

     We have used swap instruments to manage risks from changes in foreign exchange and interest rates. We record these instruments at their estimated fair market value based on market quotations for similar instruments and assumptions as to future foreign exchange and interest rates. During the periods presented, we did not designate any derivative financial instruments as hedges and the fair value adjustments to our derivatives were thus recorded in our net income. We recorded gain from cross-currency interest rate swap contracts, in the amount of R$22.4 million in 2006, and losses of R$42.0 million in 2005 and R$90.9 million in 2004.

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

     In 2006, the following figures related to charges not registered in the previous financial years were adjusted against the net worth: R$3,123 related to the welfare plan and R$26,102 related to health care plan.

     The estimated costs for 2007 and 2006, according to principles established at CVM Deliberation 371/2000, amount R$101,951 relating to the welfare plan and the health care plan.

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

     Our largest operating segment is distribution. Revenues from our external distribution business represented 76,2%, 77.9% and 87.3% of our total net operating revenues in 2006, 2005 and 2004, respectively. Revenues from our external transmission business represented 5,8%, 2.0% and 2.8% of our total net operating revenues in 2006, 2005 and 2004, respectively. Revenues from our external generation business represented 17,6%, 16.3% and 6.0% of our total operating revenues in 2006, 2005 and 2004, respectively. Copel Geração derives some of its revenues from sales to other segments of the Company, and during the period from 2003 - 2005, the vast majority of the energy generated by Copel Geração was sold to Copel Distribuição. Since January 2006, all of the energy generated by Copel Geração is either being sold directly to the Pool or to Free Customers. We expect our generation business will continue to grow, primarily as a result of our increased sales to Free Customers, energy sales in the Pool and increased production from new generation projects, particularly in the Elejor’s hydroelectric power plants Santa Clara and Fundão, which started operations in 2005 and 2006, respectively.

     Also, in a partnership with Eletrosul, we will built the Mauá hydroelectric power plant on the Tibagi River, in the State of Paraná, which will feature minimum installed capacity of 350 MW. A small hydropower unit will also be built, adding another 12 MW to the project, amounting to 362 MW. Construction work is scheduled to begin in the second half of 2007, and commercial generation is scheduled for January 1, 2011.

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

     The following table sets forth the volume and average rate components of electricity sales and purchases for the years 2004 to 2006.

	Year ended December 31,

	2006	2005	2004

Electricity Sales:
Sales to Final Customers:
Average price (R$/MWh):(1)
Industrial customers(5)	243.30	215.91	177.67
Residential customers	390.40	399.12	369.70
Commercial customers	344.02	338.23	301.59
Rural and other customers(2)	208.51	214.31	192.69
Public service customers	231.07	216.61	189.47
All customers(5)	294.27	282.19	245.81
Volume (GWh):
Industrial customers(5)	7,200	7,639	8,197
Residential customers	4,826	4,653	4,467
Commercial customers	3,407	3,231	3,024
Rural and other customers(2)	2,684	2,608	2,497
Public service customers	574	565	551
All customers(5)	18,691	18,696	18,736
Total revenues (millions of R$)	5,500	5,276	4,605
Sales to distributors and others (6) :
Average price (R$/MWh)(1)	72.80	67.52	50.75
Volume (GWh) (7)	17,732	14,069	8,789
Total revenues (millions of R$)	1,291	950	446
Electricity Purchases:
Purchases from Itaipu:
Average cost (R$/MWh)(3)	71.83	99.08	95.25
Volume (GWh)	4,665	4,682	4,609
Percentage of total Itaipu production purchased	6.7	6.5	6.5
Total cost (millions of R$)(4)	335	464	439
Purchases from others (6) :
Average cost (R$/MWh)(3)	62.45	68.76	90.44
Volume (GWh) (7)	17,685	14,136	5,805
Total cost (millions of R$)(4)	1,104	972	525

_________________
(1)
Rates for electricity sales and purchases are stated in reais and have been computed by dividing (1) the corresponding sales or purchases without deduction of ICMS Tax by (2) MWh of electricity sold or purchased.

(2)	Includes rural customers, street lighting, government agencies and our own consumption.
(3)
Our purchases of electricity generated by Itaipu are stated in reais and paid for on the basis of a capacity charge expressed in U.S. dollars per kW plus a “wheeling” (or transportation) charge expressed in reais per kWh.

(4)	See “Item 4. Information on the Company—Business—Generation and Purchases of Energy” for an explanation of our expenses relating to electricity purchases.
(5)	Includes Free Customers from outside Paraná.
(6)	Energy Reallocation Mechanism not included.
(7)	Includes energy traded between Copel’s Subsidiaries.

Results of Operations for the Years Ended December 31, 2006, December 31, 2005 and December 31, 2004

     The following table summarizes our results of operations for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,

	2006		2005		2004

			(in millions of reais)
Net operating revenues:
Energy sales to final customers	R$	5,500.1	R$	5,275.9	R$	4,605.5
Electricity sales to distributors		1,291.0		949.9		445.9
Use of main transmission grid		283.8		268.0		209.8
Other revenues		346.4		307.5		271.5
Value-added taxes on sales and charges		(2,036.7)		(1,962.6)		(1,618.6)

		5,384.6		4,838.7		3,941.1

Operating expenses:
Electricity purchased for resale		(1,439.7)		(1,436.3)		(963.9)
Use of main transmission grid		(534.8)		(530.8)		(311.2)
Other operating expenses		(1,861.4)		(2,052.0)		(2,027.9)

		(3,835.9)		(4,019.1)		(3,303.0)

Operating income		1,548.7		819.6		611.1

Equity in results of investees		(6.2)		9.0		1.6
Financial income (expenses), net		294.7		(101.0)		(19.4)
Non-operating expenses, net		(23.0)		(10.6)		(6.4)

Income before income taxes and minority interest		1,814.2		717.0		586.9
Income taxes		(557.7)		(198.2)		(196.1)
Net income before minority interest		1,256.5		518.8		390.8
Minority interest		(13.8)		(16.4)		(21.2)

Net income	R$	1,242.7	R$	502.4	R$	369.6

Net Operating Revenues (2006 compared with 2005)

     Our net operating revenues increased by 11.3% in 2006. Of the R$545.9 million increase in net operating revenues, R$224.2 million was due to sales to Final Customers, which increased mainly due to higher prices, and R$341.1 million was due to sales to distributors.

     Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 4.2% in 2006, due to a gradual increase in our effective tariffs, as we reduced the discounts we grant to customers who pay their utility bills on time and, as of June 20, 2006, finished granting the discounts. The average tariff increase for Final Customers was 4.3% as compared to the 2005. Revenues increased from all our main categories of customers in 2006.

     The rate of increase of the average price of energy was greatest for our industrial customers (12.7%) and the rate from residential and rural and other customers decreased (2.2% and 2.7% respectively). There was a variation in the average price increases among our different classes of customers because each class of customer receives their energy at a different voltage level and ANEEL’s tariff increases of June 2004, June 2005 and June 2006 varied depending upon voltage level.

     The increase in our average prices for electricity sold to Final Customers in 2006 was primarily due to the rate increases we received from ANEEL, 7.8% in June 2005 and 5.1% in June 2006. However, as discussed above, the actual tariff increases that we applied to our customers were less than the increases that were granted by ANEEL because we grant discounts from ANEEL’s approved tariffs to those of our customers who pay their bills on time in order to minimize the impact of ANEEL’s rate increases on our customers, to prevent a decrease in energy consumption, to motivate our customers to pay their bills on time and to attract new customers. From June 2006 on, the discounts were discontinued.

     The slight decrease in the volume of energy sold to Final Customers in 2006 primarily reflected a 5.7% decrease in the volume sold to industrial customers, because (i) some of our industrial customers became Free Customers and decided to purchase their energy from one of our competitors; (ii) of lower industrial output due to a reduction in certain commodities’ international prices; and (iii) of the appreciation of the real. On the other hand, the volume of energy we sold to commercial, residential and rural and other customers increased by 5.4%, 3.7% and 3%, respectively in 2006.

     The increase in the volume of electricity sold to our commercial customers is largely a result of the favorable conditions of the tertiary sector (particularly the wholesale, retail, hotel and food segments), coupled with the increase in the number of customers. In December 2006, we invoiced 278,963 commercial customers, 2.1% more than the 273,124 we invoiced in December 2005.

     The 3% rate of growth in the volume of electricity among our rural and other consumers was mainly due to the long drought, which demanded greater use of irrigation. Average rural consumption increased by 2.7% compared to the previous year, reaching 363.1 kWh/month. Residential consumption grew 3.7% as a result of an increase in the number of residential customers and a 0.7% increase in the rate of consumption per residential customer, compared to 2005.

     Electricity Sales to Distributors. Electricity sales to distributors include sales under bilateral agreements (35.5% of the total supply revenues in 2006), sales through CCEAR auctions (49.2%), sales to CCEE and the Interconnected Power System (12.2%), and sales to distributors in the State of Paraná (3.1%) .

     Our revenues from electricity sales to distributors increased by 35.9% in 2006, primarily due to the expiration of the Initial Supply Contract between Copel Geração and Copel Distribuição (excluded in the consolidated figures) and the consequent sale of 368 average MW at the first public auction from existing power plants for the 2006-2013 period. We also accounted on sales to distributors, the revenue from Araucária’s emergency output order from September 2006 until December 2006, in the amount of R$87.1 million, and there was an increase in the revenue from bilateral contract to supply Celesc (from 380 average MW in 2005 to 480 average MW in 2006).

     Use of Main Transmission Grid. Revenues from third-party use of our Main Transmission Grid increased by 5.9% in 2006 as a consequence of the tariff increases enacted by ANEEL in June 2005 and June 2006, the incorporation of new transmission lines which increased the size of our transmission grid and an increase of the TUSD distribution tariff.

     Other Revenues. This category includes revenues from the sale of natural gas, the use of our fiber optic network, our energy consulting services, rental income and the fuel cost subsidy we receive for our thermal plant. These revenues increased by 12.7% in 2006, largely as a result of the increased revenues we received from the sale of natural gas.

     Value-added Taxes and other Charges. In arriving at net operating revenues, we deduct value-added taxes imposed by the State of Paraná, generally assessed at 27.0%, and several other charges we pay on amounts billed to Final Customers. These charges generally increase with the amount of our gross revenues on sales to Final Customers. The value-added taxes and the other charges we pay were 27.4% of our gross revenue in 2006, 28.9% of our gross revenue in 2005 and 29.3% of our gross revenues in 2004.

Operating Expenses

     Total operating expenses decreased by 4.6% in 2006, mainly by the reversion effects related to the gas contract amounts and Cofins provisions. The most important factors were as follows:

Energy Purchased for Resale. Our expenses related to the energy we purchase for resale increased by R$3.4 million, or only 0.2% in 2006. The main amounts booked were: R$335.4 million from ITAIPU, R$227.4 million from CIEN, R$87.7 million from Itiquira and R$654.1 million from the energy auction. In addition, R$45.2 million was booked as passive CVA.

Use of Main Transmission Grid. Expenses for use of the Main Transmission Grid increased by R$4.0 million, or 0.8%, in 2006. This increase was mainly due to the rate increases enacted by ANEEL in June 2005 and 2006.

Personnel Expenses. Our personnel expenses increased by R$75.4 million, or 13.3%, in 2006. This increase was mainly due to the (i) wage increases granted under the collective bargaining agreement in October 2005 (5.9%) and October 2006 (3.5%); (ii) an increase in the number of our employees; and (iii) our increased contribution to our employees’ profit sharing plan.

Raw material and supply for electric power production. This account reflects the reversal of R$298.1 million due to the agreement established in May 2006 between Copel, Petrobras and Compagas, related to natural gas for the Araucária Plant.

Regulatory Charges. Regulatory charges increased by R$69.5 million, or 16.2%, in 2006. This increase was chiefly due to the higher amount booked under the Fuel Consumption Account (CCC) and the Energy Development Account (CDE), offset by the lower financial compensation for the use of water resources in the period. In 2006, the Company booked R$278.1 million under the CCC, R$165.7 million under the CDE, R$39.3 million as financial compensation for the use of water resources and R$16,0 million as ANEEL’s oversight fees.

Provisions and reversions. This account includes the reversal of the COFINS tax provisions, in the amount of R$197.6 million, in December 2006, partially offset by the bookings related to Energética Rio Pedrinho (R$25.0 million) and Consórcio Salto Natal Energética (R$23.8 million).

Equity in Results of Investees

     Our proportionate share of the results of equity method affiliates resulted in loss of R$6.2 million in 2006 and income of R$9.0 million in 2005. The loss in 2006 was primarily a result of the accounting of equity loss from our investee Sercomtel Telecomunicações (R$11.7 million) and Sercomtel Celular (R$2.7 million).

Financial Income (Expenses), Net

     We recognized R$294.7 million of net financial income in 2006, as compared with net financial expenses of R$101.0 million in 2005.

     Our financial expenses decreased by 12.6% in 2006, mainly as a result of the reversal of two non-recurring events in 2005: Compagas’ contractual penalties of R$190.9 million and charges regarding derivative operations, in the amount of R$42.0 million.

     Financial revenues increased 84.0% in 2006, as compared to 2005, primarily due to the booking of R$283.2 million in May 2006, related to the discounts obtained in the negotiations between Copel, Petrobras and Compagas on the gas purchase agreement for UEG Araucária. Other factors leading to this result include (i) higher revenue from financial investments, due to a higher cash position in the period, and (ii) gains from derivative operations (R$22.4 million).

Income Taxes

     In 2006, we recognized income tax expenses of R$557.7 million, reflecting an effective tax rate of 30.7% on our pretax income. This compared to an income tax expense of R$198.2 million in 2005, reflecting an effective tax rate of 27.6% on our pretax income. The increase in our effective tax rate was primarily due to the tax benefit reduction in relation to the pretax income, being 3.3% in 2006 against 6.4% in 2005.

Net Operating Revenues (2005 compared with 2004)

     Our net operating revenues increased by 23.6% in 2005. Of the R$924.6 million increase in net operating revenues, R$670.4 million was due to sales to Final Customers, which increased mainly due to higher prices, and R$504.0 million was due to sales to distributors. Sales to distributors increased because, as a result of the implementation of the New Model Industry Law, our generation segment sold energy at auction to unaffiliated customers that, in past years, it would have sold to our distribution segment. There was a corresponding increase in our operating expenses, under “Energy purchased for resale,” because our distribution segment purchased more energy at auction from unaffiliated customers. These increases in our operating revenues were partially offset by an R$344.0 million increase in value-added taxes on sales and charges.

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

     The rate of increase of the average price of energy was greatest for our industrial customers (21.5%) and smallest for our residential customers (8.0%) . There was a variation in the average price increases among our different classes of customers because each class of customer receives their energy at a different voltage level and ANEEL’s tariff increases of June 2003, June 2004 and June 2005 varied depending upon voltage level.

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

     The decrease in the volume of energy sold to Final Customers in 2005 primarily reflected a 6.8% decrease in the volume sold to industrial customers, because (i) some of our industrial customers became Free Customers and decided to purchase their energy from one of our competitors and (ii) in 2004, the agreements pursuant to which we supplied electricity to Carbocloro and Volkswagen (Free Customers located outside the State of Paraná) were terminated. On the other hand, the volume of energy we sold to commercial, rural and residential customers increased by 6.8%, 5.2% and 4.2%, respectively in 2005.

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

     Electricity Sales to Distributors. Electricity sales to distributors include sales under bilateral agreements (41.0% of the total supply revenues in 2005), sales through CCEAR auctions (45.8%), sales to CCEE and the Interconnected Power System (9.0%), and sales under Initial Supply Contracts (4.2%) . Our revenues from electricity sales to distributors increased by 113.0% in 2005, primarily due to the revenues we received from sales to the CCEAR auction in December 2004 (R$435.6 million). Sales to the CCEE and the Interconnected Power System were R$85.1 million in 2005, a 120.3% increase from 2004, as a result of the higher volume of electricity sold and the higher prices settled by CCEE in the spot market.

     Use of Main Transmission Grid. Revenues from third-party use of our Main Transmission Grid increased by 27.7% in 2005 as a consequence of the tariff increases enacted by ANEEL in June 2004 and June 2005, the incorporation of new transmission lines which increased the size of our transmission grid and an increase of the TUSD distribution tariff.

     Other Revenues. This category includes revenues from the sale of natural gas, the use of our fiber optic network, our energy consulting services, rental income and the fuel cost subsidy we receive for our thermal plant. These revenues increased by 13.3% in 2005, largely as a result of the increased revenues we received from the use of our fiber optic network and the sale of natural gas.

     Value-added Taxes and other Charges. In arriving at net operating revenues, we deduct value-added taxes imposed by the State of Paraná, generally assessed at 27.0%, and several other charges we pay on amounts billed to Final Customers. These charges generally increase with the amount of our gross revenues on sales to Final Customers. The value-added taxes and the other charges we pay were 28.9% of our gross revenue in 2005 and 29.3% of our gross revenues in 2004.

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

Personnel Expenses. Our personnel expenses increased by R$91.7 million, or 19.3%, in 2005. This increase was mainly due to the (i) wage increases granted under the collective bargaining agreement in March 2004 (5.5%), October 2004 (6.5%) and October 2005 (5.9%); (ii) an increase in the number of our employees; (iii) our increased contribution to our employees’ profit sharing plan; and (iv) an agreement by us to pay an aggregate of R$22.2 million a one-time payment to certain of our employees in connection with hazardous working conditions. If we were to disregard this last expense, personnel expenses would have increased by 14.6%.

Regulatory Charges. Regulatory charges increased by R$71.2 million, or 19.9%, in 2005. This increase was primarily due to an increase in charges for the CDE Account.

     These increases were partially offset by a R$136.3 million reduction in our expenses for purchases of natural gas, a 48.9% reduction in such expenses as compared to 2004. These expenses decreased in 2005 as a result of the cancellation of the contracts with Compagas and Araucária.

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

     Our financial expenses increased by 11.2% in 2005, mainly as a result of increased interest, monetary and financial charges on gas purchase agreements (from R$81.5 million in 2004 to R$190.9 million in 2005). These increases were partially offset by the appreciation of the real against the U.S. dollar. We recognized R$53.1 million of net monetary and exchange gains in 2005, as compared with R$7.9 million of net monetary and exchange losses in 2004. This increase was a result of the appreciation of the real during this period. Other factor, which contributed to the increase in our financial expenses, was an increase of R$46.9 million in interest and charges in 2005.

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

Liquidity and Capital Resources

     Our principal capital requirements historically have been to finance the expansion and upgrading of our electricity distribution and transmission system and to finance the expansion of our generation business. Capital expenditures were R$1,001.3 million in 2006 (including the acquisition of the Araucária thermal power plant and investments in Compagas and Elejor), R$671.6 million in 2005, and R$453.6 million in 2004. The following table sets forth a breakdown of our capital expenditures for the periods indicated.

	Year ended December 31,

	2006	2005	2004

	(millions of reais)
Generation	41.9	20.9	18.3
Transmission	142.8	148.9	88.6
Distribution	282.2	241.1	208.8
Telecom	30.1	23.7	43.3
Interest in equity investees	433.6(1)	2.7	22.5
Compagas	10.9	9.2	19.3
ELEJOR	59.8	225.1	52.8

Total	1,001.3	671.6	453.6

(1) Acquisition of the Araucária Thermal Power Plant

     Of our total budgeted capital expenditures of R$740.5 million for 2007 (including the investments in Compagas and Elejor), R$72.4 million is for generation (including the investment in Mauá), R$179.5 million is for transmission, R$406.9 million is for distribution, R$34.3 million is for our telecommunication business, R$15.9 million is for investment in our affiliate Elejor and R$31.5 million is for piped gas distribution.

     Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2006 was our operating activities. In 2006, net cash provided by operating activities was R$1,014.2 million, a slight decrease from R$1,082.1 million in 2005. Such decrease is basically due to payment of debts to suppliers, such as R$31.0 million disbursed as per an agreement with Foz do Chopim. We expect our operating cash flow to be sufficient to finance our capital expenditures in 2007.

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

     Like other state-owned companies, we are subject to restrictions under resolutions of the National Monetary Council, Conselho Monetário Nacional ("CMN") on our ability to obtain financing from domestic and international sources. These restrictions could limit our ability to access external sources of funding if our internally generated funds are insufficient to meet our budgeted capital expenditures.

     Our total debt outstanding at December 31, 2006 was R$2,596.9 million. Approximately R$102.1 million of the total debt outstanding at December 31, 2006 was denominated in U.S. dollars, R$13.6 million was denominated in Japanese yen and R$93.5 million was indexed to a basket of foreign currencies.

     At December 31, 2006, we had R$1,967.6 million of outstanding convertible and non-convertible debentures. R$637.3 million of principal and interest related to the second issue of debentures of the Company carried out in 2002 matured in March 2007. In February 2005, our subsidiary ELEJOR issued convertible debentures, comprised of two series, in the total amount of R$255.6 million. These convertible debentures are indexed to TJLP, plus a spread of 4% per year. The first series of these debentures (660 debentures) will begin amortizing on May 2009 and will mature in February 2015, while the second series (340 debentures) will begin amortizing in May 2010 and will mature in February 2016.

     In May 2005, we issued our third issue of debentures in the amount of R$400.0 million. These debentures are indexed at 115.0% of the average daily rate of the CDI and the first installment (in the amount of R$133.3 million), plus interests (R$51.8 million) was amortized in February 2007. The proceeds from this issuance were used to redeem the U.S.$150.0 million Eurobonds we issued in 1997. As of December 31, 2006, the total outstanding balance under this third issuance of our debentures was R$425.5 million.

     We are required to comply with certain covenants pursuant to our debt instruments. Our compliance is measured using the figures from the Brazilian GAAP Financial Statements or accounting records: (i) consolidated EBITDA/consolidated financial expenses for the twelve-month period ending on the last day of the fiscal quarters ended on March and September should be, at least, 1.8 through June 30, 2006 and 2.0 as from June 30, 2006; (ii) consolidated debt/consolidated EBITDA no greater than 4.0; and (iii) consolidated debt/(consolidated debt plus shareholders’ equity) no greater than 0.42.

     In October 2006, we carried out our fourth issuance of debentures in the amount of R$600.0 million, indexed at 104% of the average daily rate of the CDI. The proceeds from this issuance were used in February and March 2007, respectively, to redeem a third of the debentures issued in 2005 and part of the remaining balance of the debentures issued in 2002. At December 31, 2006, the total outstanding balance under this fourth issuance amounted to R$626.3 million.

     Under the fourth issuance, we are required to comply with certain covenants. Our compliance is measured using the figures from the Brazilian GAAP Financial Statements or accounting records: (i) consolidated EBITDA/consolidated financial expenses for the twelve-month period ending on the last day of the fiscal quarters ended on March and September should be, at least, 2.0; (ii) consolidated net debt/consolidated EBITDA no greater than 4.0; and (iii) consolidated net debt/(consolidated debt plus shareholders’ equity) no greater than 0.42.

     We have R$387.0 million in debt to Eletrobrás (including Elejor’s debt) under government programs to finance expansion of the power industry. We also owe R$93.5 million to the IDB under a loan agreement to finance the development of the Segredo hydroelectric facility and the Rio Jordão deviation project. This loan is guaranteed by the Brazilian government and secured by liens on the financed assets.

     In 2007, we contracted with Banco do Brasil S.A. a loan of up to R$353.0 million to pay existing debentures (principal amount and interests from the debentures issued in 2002, 2005 and 2006. Two new loans had been contracted by February 28, 2007, one in the amount of R$29.0 million, to mature within 7 years, indexed at 106.5% of the average daily rate of the CDI and another in the amount of R$231.0 million, to mature within 7 years, indexed at 106.2% of the average daily rate of the CDI.

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

Contractual Obligations

     In the table below, we set forth certain of our contractual obligations as of December 31, 2006, and the period in which such contractual obligations come due. The table below does not include pension liabilities or estimated interest payments on our loans and financing and debentures.

		Payments due by period

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

	(in millions of reais)

Contractual obligations:
Loans and financing	629.3	90.2	152.1	134.4	252.6
Debentures	1,967.6	838.4	289.0	686.0	154.2
Suppliers	626.4	392.2	234.2
Purchase obligations(1)	18,295.2	1,773.4	3,605.4	4,132.1	8,784.3
Concession payments - ELEJOR	974.6	32.2	64.4	64.4	813.6
Redeemable shares at ELEJOR(2)	114.4	0	35.7	28.6	50.1
Pension plan contributions(3)	(88.1)	(88.1)

Total	22,519.4	3,038.3	4,380.8	5,045.50	10,054.8

___________________
(1)
Consists of electric power purchase commitments pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions and delivery dates. Based upon the applicable purchase price at December 31, 2006.

(2)	Consists of redeemable shares of Eletrobrás at ELEJOR. Interest and monetary indexation of R$49.3 million is recorded in loans and financing.
(3)	Consists of pension plan contributions estimated for the following year.

     We are also subject to contingencies with respect to tax, labor and civil claims and have provisioned R$222.5 million for accrued liability for legal proceedings related to these claims as of December 31, 2006. For more information, see “Item 8. Financial Information-Legal Proceedings” and Note 20 to our Consolidated Financial Statements.

Off-balance Sheet Arrangements

     We have not engaged in any off-balance sheet arrangements.

U.S. GAAP Reconciliation

     We prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The differences are described in Note 33 to our Consolidated Financial Statements. Our net income in accordance with Brazilian GAAP was R$1,242.7 million in 2006, R$502.4 million in 2005 and R$369.6 million in 2004. Under U.S. GAAP, we would have reported net income of R$1,019.0 million in 2006, R$556.5 million in 2005 and R$124.1 million in 2004. Our shareholders’ equity in accordance with Brazilian GAAP was R$6,376.3 million at December 31, 2006 and R$5,487.2 million at December 31, 2005. Under U.S. GAAP, we would have reported shareholders’ equity of R$7,169.0 million at December 31, 2006 and R$5,964.0 million at December 31, 2005.

     The Company has adopted SFAS 158 on December 31, 2006. See note 33 to the Financial Statements.

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

  defining the responsibilities of members or our Board of Executive Officers, and choosing and replacing members of our Board of Executive Officers.

     Meetings of the Board of Directors require a quorum of a majority of the directors and are taken by majority vote. The members of the Board of Directors are elected to serve for two-year terms and may be reelected. Among the current nine members of the Board of Directors:

  seven are elected by the holders of the Common Shares;

  one is elected by minority shareholders, holders of both the Common Shares or preferred shares; and

  one is elected by our employees.

     The member of our Board of Directors who is elected by the non-controlling shareholders has the right to veto (provided it is duly justified) the choice made by the majority of the members of our Board of Directors of the independent accountant.

     The State of Paraná and BNDES Participações S.A. – BNDESPAR (“BNDESPAR“), with the intervention of the Company and Paraná Investimentos, S.A., are parties to a shareholders’ agreement dated December 22, 1998, as amended on March 29, 2001 (the “Shareholders’ Agreement“). BNDESPAR is a wholly owned subsidiary of BNDES. Under the Shareholders’ Agreement, the parties agree to exercise their voting rights so that:

  the State of Paraná appoints five members to the Board of Directors; and

  BNDESPAR appoints two members to the Board of Directors.

     There is no legal requirement of a minimum percentage of ownership to be held by minority shareholders in order to entitle them to appoint members of the Board of Directors.

     The terms of the current members of the Board of Directors expire in 2009. The current members, appointed in the 52nd shareholders’ general meeting held on April 27, 2007, are as follows:

Name	Position	Since

João Bonifácio Cabral Júnior	Chairman	2003
Rubens Ghilardi	Director	2005
Jorge Michel Lepeltier	Director	2007
Sérgio Botto de Lacerda	Director	2004
Laurita Costa Rosa	Director	2004
Rogério de Paula Quadros	Director	2005
Nelson Fontes Siffert Filho	Director	2005
Luiz Antonio Rodrigues Elias	Director	2006
Nildo Rossato	Director	2007

     Following are brief biographies of the current members of our Board of Directors:

     João Bonifácio Cabral Júnior. Mr. Bonifácio is 62 years old. He received a law degree from Pontifícia Universidade Católica do Paraná. He also attended a specialization course in Public Law and a post-graduate course in International Law and International Business at the Universidade de Santa Catarina in 2001. Previously, Mr. Cabral Júnior served as the Solicitor General (Procurador Geral) of the Attorney General’s Office of the Tribunal de Contas of the State of Paraná and as the Chief Administrative Officer of Itaipu Binacional. He has been the Chief Legal Officer of Itaipu Binacional for the last ten years. Mr. Bonifácio was appointed by the State of Paraná.

     Rubens Ghilardi. Mr. Ghilardi is 67 years old. He received degrees in economics from the Economics College of Paraná and in business administration from the Economics and Business Administration College of Pontifícia Universidade Católica of Paraná. Previously, Mr. Ghilardi was the Chief Financial Officer of Itaipu Binacional and the Chief Financial Officer of Copel. He is currently our Chief Executive Officer.

     Jorge Michel Lepeltier. Mr. Lepeltier is 59 years old. He received a degree in economics and accountancy from the Pontifícia Universidade Cato ica de São Paulo and attended an environmental management course in the Escola Superior de Agricultura “Luiz de Queiroz” ESALQ-USP. Previously, Mr. Lepeltier was treasurer and then administrative – finance officer and market relations officer of Brasmotor SA and management assistant and trainee at PricewaterhouseCoopers. Mr. Lepeltier was appointed by the minority shareholders.

     Sergio Botto de Lacerda. Mr. Lacerda is 48 years old. He received a law degree from the Federal University of Paraná. He is currently the solicitor of the State of Paraná. Mr. Lacerda was appointed by the State of Paraná.

     Laurita Costa Rosa. Ms. Rosa is 48 years old. She received a degree as a certified public accountant from the Social Studies Foundation of the State of Paraná. Previously, Ms. Rosa was the general secretary of the Commercial Registrar of the State of Paraná. Ms. Rosa was appointed by the State of Paraná.

     Rogério de Paula Quadros. Mr. Quadros is 55 years old. He received a degree in Economic Sciences from the State University of Ponta Grossa. Previously, Mr. Quadros was the President of the Financial, Budget and Audit Committee of the Municipality of Ponta Grossa. He was appointed by the State of Paraná.

     Nelson Fontes Siffert Filho. Mr. Siffert is 46 years old. He graduated and received a master’s degree in Economics from the Federal University of Rio de Janeiro and a doctor’s degree in Economics from the University of São Paulo. Previously, Mr. Siffert was the planning manager of BNDES. He was appointed by BNDESPAR.

     Luiz Antonio Rodrigues Elias. Mr. Elias is 54 years old. He received a degree in economics from University Benett-Centro Universitário Metodista de Brasilia. Previously, Mr. Elias was an officer of Rede Ferroviáia Federal by appointment of the Ministry of Planning and a researcher of the National Institute of Intellectual Property-INPI, where he was in charge of the transfer of technology departments. Mr. Elias is currently an officer of technological and innovation development of the Ministry of Sciences and Technology, chairman of the management committees of the electric power sectorial fund (CT -Energ) and mineral sectorial fund (CT-Mineral) and a member of the audit committee (Consellio Fiscal) of the Brazilian Nuclear Industries (Indústrias Nucleares Brasileiras-INB). Mr. Elias was appointed by the BNDESPAR.

     Nildo Rossato. Mr. Rossato is 41 years old. He is a technician in rural business administration from Faculdades Reunidas de Administracão, Ciências Contábeis e Ciências Económicas de Palmas-FACEPAL. Mr. Rossato joined Copel in 1986 and currently works as manager in the distribution office of the Company. He was appointed by our employees as member of the Board of Directors.

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

Name	Position	Since

Rubens Ghilardi	Chief Executive Officer	2005
Paulo Roberto Trompczynski	Chief Financial Officer and Investor Relations Officer	2005
Ronald Thadeu Ravedutti	Chief Distribution Officer	2005
Raul Munhoz Neto	Chief Power Generation & Transmission and Telecommunications Officer	2006
Luiz Antonio Rossafa	Chief Corporate Management Officer	2005
Zuudi Sakakihara	Chief Legal Officer	2006

     The following are brief biographies of the current members of our Board of Executive Officers:

     Rubens Ghilardi. Mr. Ghilardi is 67 years old. He received degrees in economics from the Economics College of Paraná and in business administration from the Economics and Business Administration College of Pontifícia Universidade Católica of Paraná. Previously, Mr. Ghilardi was the Chief Financial Officer of Itaipu Binacional and the Chief Financial Officer of Copel.

     Paulo Roberto Trompczynski. Mr. Trompczynski is 62 years old. He received a degree in law from the Federal University of Paraná. Previously, Mr. Trompczynski was the head of the legal department of Fundepar, auditor at Curitiba Municipality and member of Copel’s Fiscal Council.

     Ronald Thadeu Ravedutti. Mr. Ravedutti is 57 years old. He received a degree in economics from the Social Studies Foundation of Paraná and completed post-graduate courses in utility finance, economics and finance, engineering economics, financial administration and systems analysis. He was the Chief Financial and Market Relations Officer of Copel from April to December 1994.

     Raul Munhoz Neto. Mr. Munhoz Neto is 64 years old. He received a degree in mechanical engineering from the Federal University of Paraná. Previously, Mr. Munhoz Neto was the Chief Financial and Administrative Officer of Araucaria Thermoelectric Plant and Chief Construction and Engineering Officer of Copel.

     Luiz Antonio Rossafa. Mr. Rossafa is 52 years old. He received a degree in agronomical engineering from Luiz Meneghel Agronomy College in Paraná and a master’s degree in Agriculture from Paulista State University (Unesp). Mr. Rossafa was the Chairman of the Regional Engineering, Architecture and Agronomy Committee of the State of Paraná.

     Zuudi Sakakihara . Mr. Sakakihara is 69 years old. He received a law degree from the Faculdade de Direito da Universidade Federal do Paraná and attended specialization courses in civil procedure at Universidade de Brasilia and in tax law at the Pontifícia Universidade Católica de São Paulo. Mr. Sakakihara was, previously, a teacher of tax law at Escola da Magistratura Federal do Paraná and at Universidade Federal do Paraná, a teacher of tax law in a master course at Universidade Estadual de Londrina and at Pontifícia Universidade Católica do Paraná. He was also a federal judge in Londrina and Curitiba, legal officer (Diretor Jurídico) of Banco BHM de Investimentos, member of the taxpayer council of the State of Paraná and legal officer of financial institutions and of companies rendering services and commercial companies.

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

     The current members and alternate members of the Fiscal Council, appointed in the 52nd shareholders General Meeting held on April 27, 2007, and whose terms expire in 2008, are as follows:

Name	Since

Antonio Rycheta Arten – President	2003
Heron Arzua	2005
Marcelo Sabbagh Bahia	2007
Nelson Pessuti	2003
Márcio Luciano Mancini	2005

Alternates

Moacir José Soares	2003
Maurílio Leopoldo Schmitt	2003
Alexandre Magalhães da Silveira	2007
Serafim Charneski	2004
Pedro Carvalho de Melo	2007

Audit Committee

     In June 2005, our shareholders amended our bylaws to establish an Audit Committee composed of at least three members of our Board of Directors, each of whom serves a term of two years, and may be reelected. Pursuant to the Audit Committee charter, the Audit Committee members are appointed by, and may be replaced by a resolution taken by our Board of Directors. The current members of the Audit committee are Mr. Jorge Michel Lepeltier, Mr. Rogério de Paula Quadros and Ms. Laurita Costa Rosa. All of the members of the Audit Committee are members of our Board of Directors. The Audit Committee is responsible for our Financial Statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the efficacy of our internal control and risk management procedures and staff.

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

Compensation of Directors and Officers

     For the year ended December 31, 2006, the aggregate amount of compensation paid by us to the members of our Board of Directors and Board of Executive Officers was approximately R$8.8 million, as approved by our General Shareholders’ Meeting held on April 27, 2006 and by the General Shareholders’ Meetings of our subsidiaries Compagas, Elejor and UEG Araucária.

Employees

     At December 31, 2006, we had 8,119 employees, compared to 7,704 employees at December 31, 2005 and 6,749 employees at December 31, 2004. Including employees at Compagas, Elejor and UEG Araucária (companies in which we have a majority stake) we had 8,206 employees by the end of 2006. In addition, during 2006 we had approximately 3,240 third-party employees performing services for us, including security and cleaning services.

     The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,

Area	2006	2005	2004

Generation	742	701	612
Transmission	499	782	721
Distribution	5,280	4,733	4,123
Telecommunications	252	227	194

Corporation staff and research
and development	1,323	1,228	1,057
Other employees	23	33	42
Total Employees Copel wholly owned subsidiaries	8,119	7,704	6,749

Compagas	76	67	58

Elejor	6	4	-

UEG Araucária	5	-	-

Total	8,206	7,775	6,807

     All of our employees are covered by collective bargaining agreements that we renegotiate annually with the unions that represent the various employee groups. In 2006, we negotiated and signed labor agreements with the unions representing our employees. These new bargaining agreements became effective on October 1, 2006 and will be in place for a one-year term. We agreed to increase salaries by 3.5% in 2006.

     We provide a number of benefits to our employees. The most significant is the sponsorship of Fundação Copel de Previdência e Assistência Social ("Fundação Copel"), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2006, approximately 97.8% of our employees had elected to participate in a defined contribution plan.

     In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement with an employee committee. Our employees are entitled to share in our profits during years in which our ratio of net profits to shareholders’ equity is at least 9.0% and certain performance criteria are met. In 2006, R$52.0 million was recorded as distributions to our employees as part of the profit-sharing plan. In 2005 and 2004, R$32.3 million and R$18.3 million, respectively, were recorded as profit sharing. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

Share Ownership

     As of May 31, 2007, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

     Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. At December 31, 2006, the State of Paraná directly owned 58.6% of the Common Shares, and BNDESPAR owned directly and indirectly 26.4% of the Common Shares.

     The following table sets forth certain information regarding the ownership of our Common Shares at May 31, 2007.

	Common Shares

	(in millions)	(% of total)
Shareholder
State of Paraná	85,028	58.6
BNDESPAR	38,299	26.4
ELETROBRAS	1,531	1.1
ADR	4,318	3.0
Traded in BOVESPA	15,293	10.5
Others	562	0.4
All directors and officers as a group	0(1)	0.0

Total	145,031	100.0

_______________
(1)	Our directors and officers hold an aggregate of 105,598 common shares.

     At May 31, 2007, 1.6% of the Common Shares and 7.1% of the Class B Shares were held by 125 holders who reside in the United States and have registered with the Companhia Brasileira de Liquidação e Custódia, known as "CBLC". At the same date, the ADRs represented 3.0% of the Common Shares and the ADSs represented 24.7% of the Class B Shares, and together, approximately 13.2% of our total share capital. Until May 31, 2007, our shareholders approved the conversion of 392,736 Class A Shares into Class B shares.

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

Transactions with Shareholders

     The following summarizes the most significant transactions with our principal shareholders:

     Government of the State of Paraná

     The State of Paraná owns 58.6% of our Common Shares. We had accounts receivable from the government of the State of Paraná under the CRC Account Agreement in the amount of R$1,194.1 million at December 31, 2006. The outstanding balance bears interest of 6.65% per year and is adjusted in accordance with the IGP-DI inflation index. We also had ICMS payables in the amount of R$116.0 million as of December 31, 2006. ICMS expenses during 2006 amounted to R$1,428.7 million. We recorded interest income of R$119.0 million in 2006. For more information, see “Item 5. Operating and Financial Review and Prospects—Overview—Impact of CRC Account.” We had accounts receivable from the transfer of employees to the government of the State of Paraná of R$1.1 million as of December 31, 2006 and recorded an expense recovery of R$0.1 million in 2006.

     BNDESPAR

     BNDESPAR owns 26.4% of our Common Shares. BNDESPAR is a wholly owned subsidiary of BNDES and has the right to appoint two members to our Board of Directors. We had loans from BNDES of R$32.1 million as of December 31, 2006, and recorded interest expenses of R$3.6 million in 2006. As of December 31, 2006, we had debentures issued from ELEJOR and payable to BNDESPAR of R$278.5 million and capitalized interest expenses of R$22.0 million in 2006.

Transactions with Affiliates

We have a variety of transactions with our affiliates. The material transactions are:

     Centrais Eólicas do Paraná Ltda.

     We have a power purchase agreement with Centrais Eólicas do Paraná; we also hold 30.0% of Centrais Eólicas do Paraná’s total issued and outstanding share capital. During 2006, our purchases from Centrais Eólicas do Paraná amounted to R$1.0 million. We had an accounts payable to Centrais Eólicas do Paraná of R$4.1 million as of December 31, 2006.

     Dona Francisca Energética S.A.

     We own 23.03% of the total issued and outstanding share capital of Dona Francisca Energética S.A. In 2004, we purchased R$49.6 million of power from them. We had accounts payable in the amount of R$4.4 million as of December 31, 2006. We provided guarantees to Dona Francisca in connection with loans obtained from the Interamerican Development Bank – IDB, and to BNDES, in an amount proportionate to our interest in Dona Francisca. The outstanding balance of the loans and financing was R$158.9 million as of December 31, 2006.

     Foz do Chopim Energética Ltda.

     We own 35.77% of the total issued and outstanding share capital of Foz do Chopim. On October 23, 2006, Copel Distribuição and Foz do Chopim executed a settlement agreement in which they agree to extinguish the judicial proceedings in which (i) Copel Distribuição requested the annulment of the power purchase and sales agreement entered into between it and Foz do Chopim; and (ii) Foz do Chopim demanded payment of amounts due in connection with power electricity delivered to Copel Distribuição. Additionally, the parties agreed to terminate a loan agreement entered into between them. Under the settlement agreement the parties mutually extinguished pending principal and ancillary obligations and, as a result of a set-off, Copel Distribuição paid the amount of US$31.0 million to Foz do Chopim.

     Item 8. Financial Information.

     See Item 18. “Financial Statements” and pages F-1 through F-106.

LEGAL PROCEEDINGS

     We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our Consolidated Financial Statements only include reserves for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. At December 31, 2006, our reserves for such contingencies were R$257.7 million, which we believe to be sufficient to meet probable and reasonably estimated losses in the event of unfavorable rulings relating to the legal proceedings in which we are a party. However, we cannot assure you that these reserves will be sufficient.

     Araucária

     On May 30, 2006, we entered into an agreement with Araucária to settle the outstanding legal disputes between us. Pursuant to this settlement agreement, we agreed to acquire all of the interests held by El Paso Empreendimentos e Participações Ltda. in UEG Araucária Ltda. for US $190.0 million. As a result, we now own 80% of Araucária’s capital stock and Petrobras owns the remaining 20% and all legal proceedings that were initiated by us or by Araucária have been terminated.

     Aneel Determinations

     We are contesting a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2006, R$711.0 million in costs for energy we purchased for resale in the MAE during the rationing period in 2001 and the first quarter of 2002. We believe that it is reasonably possible that we will prevail in the lawsuit against ANEEL and that we will not be required to pay the R$711.0 million. For more information see “Item 5. – Operating Review and Financial Prospects – Critical Accounting Policies – The Wholesale Energy Market (“MAE”).

     Tax and Social Contribution Claims

     We are a party to certain lawsuits in which we are disputing the legality or constitutionality of certain federal taxes and social contributions assessed against us. We believe that none of these taxes and social contributions is due. In 1998, we won our lawsuit challenging our obligations to pay COFINS, a tax to finance social security. Based on a subsequent decision by the Brazilian Supreme Court, which ruled that electric utilities were subject to COFINS, the Brazilian government filed a new lawsuit in order to challenge the decision that released us from the obligation to pay COFINS. We had provisioned R$197.5 million to meet our purported COFINS obligations that were due from August 1998 through June 2001. This provision, however, was reverted in December 2006 following a ruling by the Supreme Court in favor of Copel.

     We also challenged the payment of contributions to the PIS-PASEP program (Programs for Social Integration and for the Establishment of Public Employee’s Patrimony). The basis for calculation of PIS and PASEP have changed over time, resulting in significant differences in the final amounts due, and we believe that these changes have not been made in accordance with the Brazilian Constitution. In 1999, we benefited from a Legislative Act that allows companies to settle federal tax disputes without risking fines and charges related to the late payment.

     We are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities that we must pay additional security contributions for the period between 1991 and 2002. According to these claims, we must pay an additional aggregate amount of R$293.0 million, which were classified as a possible loss.

     Labor Related Claims

     We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2006, we have provisioned R$88.0 million to cover probable losses related to these lawsuits.

     Cruzado Period Claims

     We are a defendant in several lawsuits brought by industrial customers alleging that increases in electricity tariffs during a price freeze imposed by the Brazilian government from March through November 1986 (the “Cruzado Period”) were illegal. The plaintiffs further allege that all of our tariff increases after the Cruzado Period were illegal, in part because they included the Cruzado Period increases in the amount that served as the basis for calculating the further increases. As of December 31, 2006, we have provisioned R$11.1million to cover probable losses related to these lawsuits.

     Additional Claims

     In July 2004, Rio Pedrinho Energética S.A. (“Rio Pedrinho”) and Consórcio Salto Natal Energética S.A. (“Salto Natal”) commenced arbitration proceedings against Copel Distribuição seeking approximately R$25.0 million each for outstanding amounts that had been billed to us under energy purchase agreements with them, and any associated penalties. In September 2005, the arbitration panel ordered Copel Distribuição to pay each company approximately R$27.5 million.

     We filed a lawsuit in November 2005 in the local courts in Curitiba seeking to annul the decision of the arbitration panel. In the meantime, Rio Pedrinho and Salto Natal have filed judicial execution proceedings seeking to require that we pay them the awards granted by the arbitration. As of December 31, 2006, we had provisioned R$49.1 in connection with these arbitrations.

     Foz do Chopim Energética Ltda. filed a lawsuit against Copel Distribuição demanding payment of all amounts due since January 2003 under an electricity purchase agreement that we are a party to. Copel Distribuição filed a countersuit against Foz do Chopim Energética Ltda. requesting the annulment of the aforementioned agreement on the ground that it had not been approved by ANEEL. The parties entered into a settlement agreement on October 23, 2006 in which the lawsuits were extinguished and a set-off was made resulting in an outstanding amount of R$30.3 million due by Copel Distribuição to Foz do Chopim, which was paid in three installments of R$17.0 million in October 2006, R$8.0 million in November 2006, and R$5.3 million in December 2006. There are no outstanding amounts in connection with the lawsuits, which extinguished the obligations of the parties.

     We are a party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines. As of December 31, 2006, we have provisioned R$15.0 million to cover a probable losses related to these lawsuits.

DIVIDEND PAYMENTS

     In accordance with our by-laws and the Brazilian Corporation Law, we regularly pay annual dividends for each fiscal year within sixty days after the declaration at the annual shareholders’ meeting. To the extent amounts are available for distribution, we are required to distribute as dividends an aggregate amount (the "Mandatory Dividend") equal to at least 25.0% of Adjusted Net Profit (as hereinafter defined). Dividends are allocated pursuant to the formula described in “Dividend Priority of Class A Shares and Class B Shares” below. Under the Brazilian Corporation Law, we are not permitted to suspend the Mandatory Dividend payable with respect to the Common Shares, to the Class A Shares and to the Class B Shares for any year. Brazilian law permits, however, a company to suspend the payment of all dividends if the Board of Directors, with the approval of the Fiscal Council, reports to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of the company. In such a case, companies with publicly traded securities must submit a report to the CVM providing the reasons for the suspension of dividend payments. Notwithstanding the above, the Brazilian Corporation Law and our by-laws provide that Class A Shares and Class B Shares shall acquire voting rights if we suspend the Mandatory Dividend payments for more than three consecutive years. We are not subject to any contractual limitations on our ability to pay dividends.

Calculation of Adjusted Net Profit

     Dividends with respect to a fiscal year are payable from (1) retained earnings from prior periods and (2) after-tax income for such period (reduced by losses carried forward from prior fiscal years) following the addition or subtraction of amounts allocated to legal and other reserves (as described below) ("Adjusted Net Profit").

     In accordance with Brazilian Corporation Law, we must maintain a legal reserve, to which we must allocate a minimum 5.0% of our net profits for each fiscal year until such reserve reaches an amount equal to 20.0% of our capital stock (calculated in accordance with the Brazilian Corporation Law). However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our total capital. At December 31, 2006, our legal reserve was R$268.3 million, or approximately 7% of our capital stock at that date.

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

     The table below sets forth the cash distributions we paid as interest on equity for the periods indicated.

		Distribution (in thousands of R$)
Year	Payment Date		Payment per Thousand Shares (R$)

			Common	Preferred A	Preferred B	Average

2002	June 2002	170,000	0.59166	0.65455	0.65455	0.61122
2003	June 2004	42,584	0.14734	1.05973	0.16211	0.15561
2004	June 2005	96,061	0.33396	1.27167	0.36743	0.35103
2005	June 2006	122,995	0.42811	1.27167	0.47101	0.44945
2006	June 2007	280,951	0.98001	1.41617	1.07821	1.02666

Significant Changes

     On June 24, 2007, ANEEL required us to decrease our tariffs by an average of 1.22% pursuant to the annual tariff readjustment. One of the components of our tariff is for deferred regulatory asset recovery (CVA). Some CVA parcels (purchased of energy from Itaipu) are indexed to the US dollar, and the primary reason that ANEEL decreased our tariffs was to account for the devaluation of the US dollar as compared to the Real in 2006.

Item 9. The Offer and Listing

     The principal trading market for the Class B Shares is the Bolsa de Valores de São Paulo (the "São Paulo Stock Exchange" or "BOVESPA"). At December 31, 2006, we had approximately 3.998 shareholders of our Class B Shares.

     The following table sets forth the reported high and low closing sale prices for the Class B Shares on the São Paulo Stock Exchange for the periods indicated.

	Price per 1,000 Class B Shares

	High	Low

	(R$)
2002	18.91	7.15
2003	14.05	7.31
2004	13.87	8.40
1st Quarter	13.87	10.35
2nd Quarter	11.20	8.40
3rd Quarter	11.10	9.35
4th Quarter	13.02	9.96
2005	19.20	10.50
1st Quarter	14.60	10.50
2nd Quarter	14.17	12.00
3rd Quarter	17.41	12.54
4th Quarter	19.20	16.05

	Price per 1,000 Class B Shares

	High	Low

	(R$)
2006	26.13	17.70
1st Quarter	24.19	18.70
2nd Quarter	23.77	17.70
3rd Quarter	24.51	19.90
4th Quarter	26.13	23.01
December	25.00	23.25
2007	33.67	23.40
1st Quarter	26.09	23.40
January	25.84	24.20
February	26.09	24.60
March	25.20	23.40
2nd Quarter	33.67	24.15
April	26.90	24.15
May	28.80	25.45
June	33.67	29.25

     In the United States, the Class B Shares trade in the form of ADSs, each representing 1,000 Class B Shares, issued by The Bank of New York, as depositary (the "Depositary") pursuant to a Deposit Agreement (the "Deposit Agreement") among Copel, the Depositary and the registered holders and beneficial owners from time to time of the ADRs. The ADSs trade under the symbol ELP. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

	U.S. dollars per ADS

	High	Low

	(U.S.$)
2002	8.45	1.84
2003	4.88	2.03
2004	4.94	2.64
2005	8.71	3.88
1st Quarter	5.50	3.88
2nd Quarter	5.75	4.64
3rd Quarter	7.72	5.16
4th Quarter	8.71	7.00
December	8.71	7.33
2006
1st Quarter	11.44	8.18
2nd Quarter	11.42	7.64
3rd Quarter	11.61	9.00
4th Quarter	12.22	10.66
December	11.83	10.80

2007	17.46	11.04
1st Quarter	12.52	11.04
January	12.15	11.41
February	12.52	11.60
March	12.15	11.04
2nd Quarter	17.46	11.83
April	13.19	11.83
May	14.81	12.41
June	17.46	14.38

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

     The BOVESPA is relatively small and less liquid than major world markets. As of May 31, 2007, the aggregate market capitalization of the companies listed on the BOVESPA was approximately U.S.$984.9 billion, and companies listed on the BOVESPA index (IBOVESPA) represented approximately 75.3% of the total market capitalization. Although all the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

     Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a "Non-Brazilian Holder") of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

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

  Class A Shares may be converted into Class B Shares;

  Class B Shares cannot be converted into Class A Shares;

  Class A Shares and Class B Shares cannot be converted into Common Shares; and

  Common Shares cannot be converted into Class A Shares or Class B Shares.

Form and Transfer

     Our shares are maintained in book-entry form with a transfer agent (the “Transfer Agent“). To make the transfer the Transfer Agent makes an entry in the register, debit the share account of the transferor and credit the share account of the transferee.

     Transfers of shares by a foreign investor are made in the same way and executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by Resolution No. 2,689 of January 26, 2000 of the CMN (“Resolution 2,689“) as described under “—Exchange Controls” below, the foreign investor must declare the transfer in its electronic registration.

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

     The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itaú S.A. (the “Custodian“), as custodian for the Class B Shares represented by ADSs, or holders who have exchanged ADRs for Class B Shares from converting dividends, distributions or the proceeds from any sale of such Class B Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Class B Shares underlying the ADSs.

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

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Class B Shares or ADSs by an individual, entity, trust or organization resident or domiciled outside Brazil for purposes of Brazilian taxation (“Non-Brazilian Holder”). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder, and each Non-Brazilian Holder should consult its own tax advisor about the Brazilian tax consequences of investing in Class B Shares or ADSs.

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

     Distributions of Interest on Equity

     In accordance with Law 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the equity of the company as an alternative form of making dividend distributions. The rate of interest may not be higher than TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on equity may not exceed, for tax purposes, the greater of (i) 50.0% of net income (after the deduction of the social contribution on profits (the “CSLL”) and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the year in respect of which the payment is made and (ii) 50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

     Distributions of interest on equity paid to Brazilian and Non-Brazilian Holders of Class B Shares, including payments to the Depositary in respect of Class B Shares underlying ADSs, are deductible by the Company for Brazilian corporate income tax and social contribution on profit purposes as far as the limits above described are observed. Such payments are subject to Brazilian withholding income tax at the rate of 15.0%, except for payments to beneficiaries situated in tax haven jurisdictions (that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment - “Tax Haven Holder”), which payments are subject to withholding income tax at a 25.0% rate.

     Taxation of Gains

     According to Law 10,833 of December 29, 2003, or Law 10,833, the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to other Non-Brazilian Holder or Brazilian holders, may be subject to taxation in Brazil. In this sense, if the Class B Shares are disposed of to a Non-Brazilian Holder, as they are defined as assets located in Brazil, such holder may be subject to income tax on the gains assessed, following the rules described below, whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not. Regarding ADSs, although we believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833, considering the general and unclear scope of it and the lack of judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil. Thus, the gain on disposition of ADSs by a Non-Brazilian Holder to a resident in Brazil (or possibly even to a Non-Brazilian Holder) may be subject to income tax in Brazil according to the rules described below for ADSs or the rules applicable to disposition of the Class B Shares, when applicable.

     For purposes of Brazilian taxation, the income tax rules on gains related to disposition of Class B Shares or ADSs vary depending on the domicile of the Non-Brazilian Holder, the form by which such Non-Brazilian Holder has registered its investment before the Brazilian Central Bank and/or how the disposition is carried out, as described below.

     Generally, gains are the positive difference between the amount in reais realized on the sale or exchange of a security and its acquisition cost measured in reais (without correction for inflation). There are grounds, however, to sustain that the acquisition cost should be determined based on the amount in foreign currency registered with the Brazilian Central Bank, in case the investment in the security has been subject to registration with the Brazilian Central Bank.

     Gains assessed on the disposition of the Class B Shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

  are exempt from income tax when assessed by a Non-Brazilian Holder registered under Resolution No. 2,689 of the National Monetary Council (“2,689 Holder”) that is not a Tax Haven Holder; or

  are subject to income tax at a rate of 15.0% in any other case, including the gains assessed by a Non-Brazilian Holder that (i) is not a 2,689 Holder, or (ii) is a 2,689 Holder and a Tax Haven Holder. In these cases, a withholding income tax of 0.005% on the sale value shall be applicable and can be offset with the eventual income tax due on the capital gain.

     Any other gains assessed on a disposition of the Class B Shares that is not carried out on the Brazilian stock exchange is subject to an income tax rate of 15.0%, except for Tax Haven Holders who are subject to an income tax rate of 25.0% . In case these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market, with intermediation, the withholding income tax of 0.005% on the sale value shall also be applicable and can be offset with the eventual income tax due on the capital gain.

     [Although there are grounds to sustain otherwise,] the deposit of Class B Shares in exchange for the ADSs may be subject to Brazilian income tax if the amount previously registered with the Central Bank as a foreign investment in Class B Shares is lower than (i) the average price per Class B share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of the deposit; or (ii) if no Class B Shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Class B Shares were sold during the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the Class B Shares, calculated as set forth above, shall be considered a capital gain subject to income tax at a rate of 15.0% or 25.0% in the case of investors that are Tax Haven Holders.

     The withdrawal of Class B Shares upon cancellation of ADSs is not subject to Brazilian income tax, as long as the regulatory rules are appropriately observed with respect to the registration of the investment before the Central Bank.

     In the case of redemption or capital reduction of the Class B Shares or ADSs by a Brazilian corporation, such as our company, the positive difference between the amount effectively received by the Non-Brazilian Holder and the acquisition cost of the securities redeemed is treated as capital gain derived from sale or exchange of the shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15.0% or 25.0% as the case may be.

     Any exercise of preemptive rights relating to the Class B Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights will be subject to the same tax treatment applicable to disposition of Class B Shares.

     There can be no assurance that the current preferential treatment for 2,689 Holder will continue in the future.

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

     In addition to the IOF taxes mentioned above, any transaction carried out by a holder of Class B Shares and/or ADSs that results in the transfer of Brazilian currency from an account maintained by such holder (or its custodian) with the Brazilian financial institution may be subject to the temporary contribution on financial transactions (the “CPMF Tax”), at a rate of 0.38% . Currently, the funds transferred for the acquisition of shares on the Brazilian stock exchange and the remittance abroad of the proceeds earned from the disposition of shares in Brazil by means of a currency exchange transaction are exempt from the CPMF Tax. In addition, according to Law No. 11,312, of June 27, 2006, the CPMF Tax rate is reduced to zero on withdrawals from bank accounts used to buy shares in a public offering, provided the public offering is registered with the CVM and that the issuer is listed on a Brazilian stock exchange. The CPMF Tax is set to remain in effect until December 31, 2007, but the Brazilian government might extend such term.

U.S. Federal Income Tax Considerations

     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein (possibly with retroactive effect). This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of Class B Shares or ADSs, but it does not purport to be a comprehensive description of all of the U.S. tax consequences that may be relevant to a decision to hold or dispose of Class B Shares or ADSs. This summary applies only to purchasers of Class B Shares or ADSs who will hold the Class B Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10.0% or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Class B Shares or ADSs on a mark-to-market basis, partnerships or other pass-through entities, insurance companies, U.S. expatriates, and persons holding Class B Shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes.

     Each holder is encouraged to consult such holder’s tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Class B Shares or ADSs.

     In this discussion, references to a “U.S. holder” are to a beneficial holder of a Class B Share or an ADS (1) that is a citizen or resident of the United States of America, (2) that is a corporation, or any other entity taxable as a corporation, organized under the laws of the United States of America or any state thereof, including the District of Columbia, or (3) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the Class B Share or ADS.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15.0% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2007 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

     Distributions out of earnings and profits with respect to the Class B Shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the Class B Shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

     Taxation of Capital Gains

     Upon the sale or other disposition of a Class B Share or ADS, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the Class B Share or ADS (including the gross amount of the proceeds before the deduction of any Brazilian tax) and the U.S. holder’s tax basis in the Class B Share or ADS. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the Class B Share or ADS has been held for more than one year on the date of the disposition. The net amount of long-term capital gain recognized by an individual holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15.0% . Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of Class B Shares or ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used. Alternatively, such Brazilian tax may be taken as a deduction against taxable income if the U.S. holder does not take a credit for any foreign income tax during the taxable year.

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

DIVIDENDS AND PAYING AGENTS

     Entitlement to dividends arises on the date of acquisition of our shares or ADS. For a description of restrictions related to payments of dividends to foreign investors, see “Item 10. Additional information —Memorandum and Articles of Incorporation—Regulation of and Restrictions on Foreign Investors” and “Item10. Additional Information—Exchange Controls.” The Depositary will distribute dividends and other distributions to the holders of our ADSs.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     We are exposed to market risk arising from our normal business activities. These market risks principally involve the possibility of changes in both foreign currency exchange rates and interest rates that will adversely affect the value of our assets and liabilities, in addition to our future cash flow and earnings. Foreign exchange rate risk exists to the extent our costs are denominated in currencies other than those in which we earn revenues. Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. We entered into derivative financial instruments for purposes other than trading, in order to manage and reduce our exposures to market risk resulting from fluctuations in interest rates and foreign currency exchange rates.

     Beginning in 2003, we entered into cross-currency interest rate swaps to mitigate the risks caused by foreign exchange and interest rate fluctuations and to protect our foreign currency exposure. In April 2005, we paid U.S.$150.0 million in Eurobonds and settled our cross-currency interest rate swaps contracts.

Risk

     At December 31, 2006, we had R$102.1 million of outstanding indebtedness denominated in U.S. dollars, R$13.6 million of indebtedness denominated in Japanese yens and R$93.5 million of indebtedness indexed to a basket of foreign currencies comprised by U.S dollars, Euros, Swiss francs and Japanese yens. At December 31, 2005, we had R$121.5 million of outstanding indebtedness denominated in U.S. dollars, R$20.0 million of indebtedness denominated in Japanese yens and R$122.3 million of indebtedness indexed to a basket of foreign currencies comprised by U.S dollars, Euros, Swiss francs and Japanese yens. In addition, our energy purchases from Itaipu are denominated in U.S. dollars, and the Cien Agreements are partially indexed to U.S. dollars. For a more detailed description of these Agreements and of the status of our relationship with Cien, see “Item 4. Information on the Company—Business—Generation and Purchases of Energy—Cien”. We do not have revenues denominated in any of the above foreign currencies and, due to applicable regulations that require us to keep excess cash on deposit in real-denominated deposits with Brazilian banks, we do not have monetary assets denominated in such currencies. The potential loss to us that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately R$14.5 million, primarily due to the increase in our real-denominated financial statements in the principal amount of the foreign currency indebtedness described above (which increase would be reflected as an expense in our income statement). A hypothetical and instantaneous change of 10.0% in foreign currency exchange rates would result in an additional annual cash outflow of approximately R$46.2 million, reflecting the increased cost in reais of servicing foreign-currency indebtedness and purchasing energy from Itaipu and Cien, which will be compensated in the next tariff adjustment.

Interest Rate Risk

     At December 31, 2006, we had outstanding R$2,596.9 million in loans and financing, of which R$69.6 million bore interest at fixed interest rates and R$2,527.3 million bore interest at floating rates of interest (primarily the TJLP, CDI and Libor). Pursuant to applicable regulations, we invest excess cash primarily in short-term instruments. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held at December 31, 2006, would result in a net additional cash outflow of approximately R$11.0 million. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (i.e. U.S. dollars; currencies in the currency basket). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

Item 12. Description of Securities Other than Equity Securities

     Not Applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

     (a) Disclosure Controls and Procedures

     We have carried out an evaluation under supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any disclosure controls and procedures systems, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

     Based on our evaluation, because of the material weaknesses in internal control over financial reporting that are described below, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2006 were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management as appropriate in order to allow timely decisions regarding required disclosure.

     (b) Management’s Annual Report on Internal Control over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal controls were designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

     Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2006. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2006. A description of material weaknesses in our internal control over financial reporting is set forth below:

  The Company did not maintain effective controls to ensure the completeness/accuracy or the review/monitoring of the monthly accrual for received services and goods, as required by the accrual basis of accounting. These control deficiencies did not result in material audit adjustments to the 2006 financial statements. However, these control deficiencies could result in a misstatement of accrued liabilities and the related expense provisions that would result in material misstatements of annual or interim financial statements that would not be prevented or detected.

  The Company did not maintain effective controls to ensure the completeness/accuracy or the review/monitoring of the environmental litigation process. These control deficiencies did not result in material audit adjustments to the 2006 financial statements. However, these control deficiencies could result in a misstatement of accrued liabilities and the related expense provisions that would result in material misstatements of annual or interim financial statements that would not be prevented or detected.

  The Company did not maintain effective controls to ensure the completeness/accuracy of the judicial lawsuits or performed periodic review/update of them, including the update of expected losses for accrual purposes. These control deficiencies resulted in adjustments recorded to three interim financial statements which affected the provision of contingencies and related operating expenses.

  The Company did not maintain effective controls to ensure the completeness/accuracy or the review/monitoring of the postretirement benefits plans (pension and health-care plans) sponsored by us, including detailed review of the actuarial assumptions, reconciliation between actuarial valuation report and accounting records and also the cash flow for the contribution payments. These control deficiencies resulted in material misstatements of the pension and health-care plans liabilities and the related pension and other benefits expenses.

  The Company did not maintain effective controls to ensure the appropriate review/ monitoring of the reconciliation items from BR GAAP to US GAAP financial statements.
  These control deficiencies did not result in material audit adjustments to the 2006 financial statements. However, these control deficiencies could result in material misstatements that would pervasively affect the annual and interim financial statements and would not be prevented or detected.

     Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, was audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of
Companhia Paranaense de Energia - COPEL
Curitiba – PR

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Companhia Paranaense de Energia - COPEL and subsidiaries (the "Company" or “Copel”) did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of the material weaknesses identified in management's assessment based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

• The Company did not maintain effective controls to ensure the completeness/accuracy or the review/monitoring of the monthly accrual for received services and goods, as required by the accrual basis of accounting. These control deficiencies did not result in material audit adjustments to the 2006 financial statements. However, these control deficiencies could result in a misstatement of accrued liabilities and the related expense provisions that would result in material misstatements of annual or interim financial statements that would not be prevented or detected.

• The Company did not maintain effective controls to ensure the completeness/accuracy or the review/monitoring of the environmental litigation process. These control deficiencies did not result in material audit adjustments to the 2006 financial statements. However, these control deficiencies could result in a misstatement of accrued liabilities and the related expense provisions that would result in material misstatements of annual or interim financial statements that would not be prevented or detected.

• The Company did not maintain effective controls to ensure the completeness/accuracy of the judicial lawsuits or performed periodic review/update of them, including the update of expected losses for accrual purposes. These control deficiencies resulted in adjustments recorded to three interim financial statements which affected the provision of contingencies and related operating expenses.

• The Company did not maintain effective controls to ensure the completeness/accuracy or the review/monitoring of the postretirement benefits plans (pension and health-care plans) sponsored by Copel, including detailed review of the actuarial assumptions, reconciliation between actuarial valuation report and accounting records and also the cash flow for the contribution payments. These control deficiencies resulted in adjustments recorded to the 2006 financial statements which affected the pension and health-care plans liabilities and the related pension and other benefits expenses.

• The Company did not maintain effective controls to ensure the appropriate review and monitoring of the reconciliation items from BR GAAP to US GAAP financial statements. These control deficiencies did not result in material audit adjustments to the 2006 financial statements. However, these control deficiencies could result in material misstatements that would pervasively affect the annual and interim financial statements and would not be prevented or detected.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the Company’s consolidated balance sheet as of December 31, 2006, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position as of and for the year ended December 31, 2006, of Companhia Paranaense de Energia – COPEL and subsidiaries and this report does not affect our report on such financial statements.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s consolidated balance sheet as of December 31, 2006, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position as of and for the year ended December 31, 2006, of Companhia Paranaense de Energia – COPEL and subsidiaries and our report dated July 13, 2007 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Curitiba, Paraná, Brazil

July 13, 2007.

     (c) Changes in Internal Control over Financial Reporting

     There have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

     (d) Recent Developments with Respect to Internal Controls over Financial Reporting

     During 2007, the Company has been undertaking several measures to address the material weaknesses in our internal control over financial reporting that were identified as part of our management’s report on internal control over financial reporting as of December 31, 2006:

  We are evaluating proposed improvements to the systems and procedures that we utilize to monitor our monthly procurement of goods and services with the aim of having the ability to generate a monthly estimate of such costs. A monthly estimate will enable us to ensure that the monthly accrual for such goods and services is complete and accurate.

  We have created a working group composed of environmental specialists from within the Company. This working group will be responsible for identifying current and future potential environmental liabilities involving the Company. These liabilities will be categorized according to their potential financia impact and will be set forth in a report that will be updated periodically. In addition, during the last quarter of 2007, we expect to formalize internal procedures to standardize the identification, valuation and accounting treatment of such liabilities.

  Since December 2006, the Company has prepared a quarterly report detailing the litigation involving the Company, including the potential costs to the Company associated therewith. This report is forwarded to the Company’s legal counsel who are responsible for handling such litigation. The report is reviewed by our counsel and revised, as necessary, to ensure that the potential exposure of the Company reflected therein is accurate. Once the report has undergone several rounds of review, it is forwarded to our accountants.

  We are required by Brazilian law to contract third parties to assist with the preparation of actuarial calculations. In the past, we relied solely on the assistance of such third parties to prepare such calculations. The material weaknesses in our control over the review and monitoring of retirement benefits plans that we sponsor were primarily due to the fact that we did not have personnel on staff in 2006 who had the requisite experience and training to review such actuarial calculations. We are now undertaking the training of internal staff in order to assist with the preparation and review of such actuarial calculations.

  Selected employees of the Company are receiving US GAAP training from Pricewaterhouse Coopers in order to ensure that we will be better able to review the reconciliation of our financial statements from Brazilian GAAP to US GAAP. We are also exploring the possibility of hiring additional staff who have this expertise.

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

Item 16B. Code of Ethics

     In November 2003, we adopted a code of ethics that also applies to our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. We have posted copies of this code of ethics on our Internet website at the following address: www.copel.com/ir. Copies of our code of ethics may also be obtained without charge by writing to us at the address set forth on the front cover of this Form 20-F. In December 2006, we sent hard copies of our Code of Ethics to all of our employees. We have not granted any implicit or explicit waivers from any provision of our code of ethics to the officers described above since adoption of the code.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

     Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2006. PricewaterhouseCoopers Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2005 and 2004.

     The chart below sets forth the total amount billed to us by Deloitte Touche Tohmatsu Auditores Independentes and PricewaterhouseCoopers Auditores Independentes for services performed in 2006, 2005 and 2004, and breaks down these amounts by category of service in millions of reais:

	Year Ended December 31,

	2006	2005	2004

	(millions of reais)

Audit Fees	0.6	0.7	0.5
Audit-Related Fees	–	–	–
Tax Fees	–	–	–
All Other Fees	–	–	–

Total	0.6	0.7	0.5

     Audit Fees

     Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly Brazilian GAAP financial information in connection with statutory and regulatory filings or engagements.

Audit Committee Pre-Approval Policies and Procedures

     Neither our board of directors nor our audit committee has established pre-approval policies and procedures for the engagement of our independent auditors for services. Our board of directors expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Our audit committee provides recommendations to our board of directors regarding such engagements. For more information regarding our board of directors and audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices”.

Item 16D. Exemption from the Listing Standards for Audit Committees

     None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     None.

Item 17.

     Not applicable.

Item 18. Financial Statements

     Reference is made to pages F-1 through F-106.

Item 19. Exhibits

1.1	Amended and Restated By-laws of the Company dated as of April 27, 2006 (English translation).

2.1	Deposit Agreement dated as of July 29, 1997 (incorporated by reference to our Registration Statement on Form F-6 filed with the SEC on March 23, 2000 (File No. 333-11692)).

4.1
The Adjustment Agreement of August 4, 1994 between the State of Paraná and Companhia Paranaense de Energia– Copel (the “Adjustment Agreement”) (incorporated by reference to our Form F-1 333-7148, filed with the SEC on June 30, 1997) and the Deed of Amendment to the Adjustment Agreement (Quarto Termo Aditivo ao Termo de Ajuste celebrado em 21 de janeiro de 2005) (English translation) (incorporated by reference to our Forms 20-F filed with the SEC on June 29, 2005 and June 30, 2006).

8.1	List of Subsidiaries.

12.1	Certification of the Chief Executive Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer of Copel, pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer of Copel, pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

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

INDEX OF DEFINED TERMS

Adjusted Net Profit	86	Fundação COPEL	81
ADRs	iv	Furnas	30
ADSs	iv	Group A Customers	33
American Depositary Shares	iv	Group B Customers	33
ANEEL	iv	GW	v
Annex V Regulations	97	GWh	v
BNDESPAR	77	IBGE	58
BOVESPA	89	ICMS Tax	65
Braspower	37	IGP-DI	12
Brazilian Corporation Law	iv	Interconnected Power System	23
Brazilian GAAP	iv	Itaipu	22
CBLC	82	kV	v
CCC Account	53	kW	v
CCEE	41	kWh	v
CDE Account	53	Latibex	91
Central Bank of Brazil	10	Low Income Residential Customers	34
CETIP	58	Main Transmission Grid	30
CGE	43	Mandatory Dividend	86
Cien Agreements	28	MME	40
Class A Shares	iv	MRE	55
Class B Shares	iv	MW	v
CMN	74	MWh	v
CNPE	40	New Industry Model Law	15
Common Shares	iv	Non-Brazilian Holder	92
Company	iv	ONS	41
Concessions Law	42	Petrobras	27
Consolidated Financial Statements	iv	Power Concessions Law	42
Copel	iv	PPT	52
Copel Agreement	29	R$	iv
Copel-Agra	37	reais	iv
Copel-Amec	37	real	iv
CRC Account	54	Resolution 2,689	96
CRC Account Agreement	59	RGR Fund	53
Custodian	97	Sanepar	36
CVM	iv	São Paulo Stock Exchange	89
Deposit Agreement	90	Securities Act	18
Depositary	90	Sercomtel	36
dollars	iv	Sercomtel Celular	36
Dominó Holding	36	Sercomtel Telecomunicações	36
Dona Francisca	26	Shareholders’ Agreement	77
ELEJOR	26	the Company	114
Eletrobrás	27	Transfer Agent	96
Eletrosul	30	TUSD	50
ESCO	37	TUST	50
Free Customers	38	U.S. dollars	iv

U.S. GAAP	iv	UBP	53
U.S.$	iv

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

     Firm Capacity: The level of electricity that we can deliver from a specified power plant with a 95.0% degree of certainty, determined in accordance with certain prescribed statistical models.

     Free Customers: (i) existing customers with demand of at least 10 MW and supplied at voltage level equal to or greater than 69 kV; (ii) new customers with demand of at least 3 MW at any voltage; (iii) groups of customers subject to agreement with the local distribution concessionaire; (iv) customers who do not receive supply for more than 180 days from a local distribution concessionaire; and (v) certain others.

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

     Installed Capacity: The level of electricity that can be delivered from a particular generating unit on a full-load continuous basis under specified conditions as designated by the manufacturer.

     Interconnected Power System: Systems or networks for the transmission of energy, connected together by means of one or more links (lines and/or transformers).

     Interconnected Power System—South/Southeast: The Interconnected Power System that links the distribution and transmission lines of the South, Southeast and Midwest.

     IPP: Independent Power Producer, a legal entity or consortium holding a concession or authorization for power generation for sale for its own account to public utility concessionaires or Free Customers.

     Itaipu: Itaipu Binacional, a hydroelectric facility owned equally by Brazil and Paraguay.

     Kilovolt (kV): One thousand volts.

     Kilowatt (kW): One thousand watts.

     Kilowatt hour (kWh): One kilowatt of power supplied or demanded for one hour, or one thousand watt hours.

     Megawatt (MW): One million watts.

     Megawatt average (MWavg): An amount of energy (in MWh divided by the time (in hours) in which such energy is produced or consumed. Megawatt hour (MWh): One megawatt of power supplied or demanded for one hour, or one million watt hours.

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

     South Region: The states of Paraná, Rio Grande do Sul and Santa Catarina.

     Southeast Region: The states of São Paulo, Rio de Janeiro, Minas Gerais and Espírito Santo.

     State of Paraná: The Brazilian state of Paraná.

     Substation: An assemblage of equipment, which switches and/or changes or regulates the voltage of electricity in a transmission and distribution system.

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

     Utility: An entity that is the holder of a concession or authorization to engage in the generation, transmission or distribution of electric energy in Brazil.

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

Name: Paulo Roberto Trompczynski
Title: Chief Financial Officer

Date: July 16, 2007

Deloitte Touche Tohmatsu
Rua Pasteur, 463 - 5° andar
Curitiba – PR – 80250-080
Brasil

Tel: + 55 (41) 3312-1400
Fax:+ 55 (41) 3312-1470
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Companhia Paranaense de Energia - COPEL
Curitiba – PR, Brazil

We have audited the accompanying consolidated balance sheet of Companhia Paranaense de Energia – COPEL (a Brazilian corporation) and subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position for the year ended December 31, 2006, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Paranaense de Energia - COPEL and subsidiaries as of December 31, 2006, and the results of their operations, changes in shareholders’ equity and changes in their financial position for the year ended December 31, 2006, in conformity with accounting practices adopted in Brazil.

Our audit was performed for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, prepared in conformity with accounting practices adopted in Brazil. The statement of cash flows which provides supplemental information about the Company and its subsidiaries is not a required component of the financial statements. We also applied the audit procedures described in the second paragraph to the statement of cash flow for the year ended December 31, 2006 and, in our opinion, it is fairly stated in all material respects in relation to the financial statements taken as a whole.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

As discussed in Note 33 a(iii).1 to the consolidated financial statements, effective December 31, 2006, the Company, changed its method of employers’ accounting for defined benefit pension and other postretirement plans to conform to Statement of Financial Accounting Standards No. 158.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 13, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Curitiba, Paraná, Brazil

July 13, 2007

Companhia Paranaense de Energia – COPEL
Report of Independent Registered
Public Accounting Firm
December 31, 2005 and 2004

PricewaterhouseCoopers
Al. Dr. Carlos de Carvalho, 417 10º
80410-180 Curitiba, PR - Brasil
Caixa Postal 699
Telefone (41) 3322-7911
Fax (41) 3222-6514
www.pwc.com/br

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Companhia Paranaense de Energia – COPEL

1 We have audited the accompanying consolidated balance sheet of Companhia Paranaense de Energia – COPEL (the “Company”) and its subsidiaries as of December 31, 2005, and the consolidated statements of operations, of changes in shareholders’ equity and of changes in financial position for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Paranaense de Energia – COPEL and its subsidiaries as of December 31, 2005, and the results of their operations, the changes in its shareholders’ equity and the changes in their financial position for the years ended December 31, 2005 and 2004 in conformity with accounting practices adopted in Brazil.

4 Our audits were performed for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, prepared in conformity with accounting practices adopted in Brazil. The statement of cash flows which provides supplemental information about the Company and its subsidiaries is not a required component of the financial statements. We also applied the audit procedures described in the second paragraph to the statements of cash flows for the years ended December 31, 2005 and 2004, in our opinion, they are fairly stated in all material respects in relation to the financial statements taken as a whole.

5 Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

Curitiba, June 27, 2006

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

Companhia Paranaense
de Energia - COPEL
 Consolidated Financial Statements as of
December 31, 2006 and 2005 and for the
Three Years Ended December 31, 2006
and Report of Independent Registered Public
Accounting Firm

Companhia Paranaense de Energia - COPEL

Consolidated Balance Sheets
Expressed in thousands of Brazilian reais

	December 31

Assets	2006	2005

Current assets
Cash and cash equivalents (note 5)	1,504,004	1,131,766
Accounts receivable, net (note 6)	986,978	886,142
Dividends receivable (note 7)	2,019	3,665
Materials and supplies	51,444	36,590
Recoverable rate deficit (CRC) (note 8)	35,205	31,803
Deferred regulatory asset – CVA (note 9 a)	90,048	128,187
Regulatory asset - Pis and Cofins (note 9 b)	3,408	43,876
Deferred income taxes (note 11)	106,145	25,676
Recoverable taxes (note 10)	128,939	107,442
Other assets, net	105,443	77,176

	3,013,633	2,472,323

Non-current assets
Accounts receivable (note 6)	108,157	104,483
Related parties (note 28)	-	35,357
Recoverable taxes (note 10)	44,874	47,621
Deferred income taxes (note 11)	337,654	478,885
Judicial deposits (note 20)	140,954	129,491
Recoverable rate deficit (CRC) (note 8)	1,158,898	1,150,464
Deferred regulatory asset – CVA (note 9 a)	12,273	8,559
Regulatory asset - Pis and Cofins (note 9 b)	-	43,608
Other assets	36,539	48,275

	1,839,349	2,046,743

Permanent assets
Investments (note 12)	305,968	414,320
Property, plant and equipment, net (note 13)	6,711,686	5,948,104
Intangible assets (note 13)	40,783	43,187
Deferred charges, net	23,204	5,375

	7,081,641	6,410,986

Total assets	11,934,623	10,930,052

Companhia Paranaense de Energia - COPEL

Consolidated Balance Sheets
Expressed in thousands of Brazilian reais

	December 31

Liabilities and shareholders' equity	2006	2005

Current liabilities
Suppliers (note 14)	392,219	1,162,109
Loans and financing (note 15)	90,152	99,253
Debentures (note 16)	838,355	115,703
Deferred income taxes	33,671	54,916
Taxes on sales and others (note 17)	277,414	327,064
Dividends and interest on equity	277,421	114,467
Accrued payroll costs	134,218	108,326
Pension and health-care plans (note 21)	133,635	132,902
Deferred regulatory liabilities	110,498	65,664
Regulatory charges (note 18)	60,173	41,265
Other accrued liabilities (note 18)	233,614	130,678

	2,581,370	2,352,347

Long-term liabilities
Suppliers (note 14)	234,212	176,609
Loans and financing (note 15)	539,190	602,624
Debentures (note 16)	1,129,230	1,226,525
Deferred income taxes	12,515	26,694
Pension and health-care plans (note 21)	488,771	470,609
Provision for contingencies (note 20)	222,473	408,577
Deferred regulatory liabilities	52,053	24,912
Other long-term liabilities	27,517	10,541

	2,705,961	2,947,091

Minority interest	271,022	143,431

Shareholders' equity (note 22)
Capital stock (note 22 a)	3,875,000	3,480,000
Capital reserves (note 22 b)	817,293	817,293
Income reserves (note 22 c)	1,683,977	1,189,890

	6,376,270	5,487,183

Total liabilities and shareholders' equity	11,934,623	10,930,052

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Operations
Expressed in thousands of Brazilian reais, except per share amount

	Year ended December 31

	2006	2005	2004

Operating revenues (note 24)
Electricity sales to final customers	5,500,122	5,275,883	4,605,469
Electricity sales to distributors	1,290,976	949,937	445,856
Use of main transmission grid	283,773	267,996	209,766
Other revenues	346,455	307,482	271,547
Value-added taxes on sales (note 25)	(1,428,729)	(1,373,494)	(1,175,935)
PIS on sales	(98,775)	(79,883)	(42,385)
Cofins on sales	(448,539)	(361,509)	(198,238)
Other charges and deductions on sales	(60,675)	(147,708)	(201,993)

Net operating revenues	5,384,608	4,838,704	3,914,087

Operating expenses (note 26)
Electricity purchased for resale (note 26 a)	(1,439,744)	(1,436,330)	(963,883)
Use of main transmission grid	(534,780)	(530,798)	(311,153)
Depreciation and amortization	(372,395)	(328,906)	(308,910)
Personnel expenses (note 26 b)	(641,885)	(566,455)	(474,796)
Regulatory charges(note 26 c)	(499,118)	(429,666)	(358,483)
Third party services	(226,779)	(197,151)	(192,793)
Materials and supplies (note 26 d)	35,019	(266,829)	(345,288)
Pension and other benefits	(127,686)	(108,000)	(102,647)
Other expenses, net	(28,523)	(154,969)	(245,057)

Total operating expenses	(3,835,891)	(4,019,104)	(3,303,010)

Operating income before financial results and equity in results
of investees	1,548,717	819,600	611,077

Financial results (note 27)
Financial income	729,203	396,279	427,539
Financial expenses	(434,510)	(497,280)	(446,911)

	294,693	(101,001)	(19,372)

Equity in results of investees	(6,187)	9,048	1,635

Operating income	1,837,223	727,647	593,340

Non-operating expenses, net	(22,977)	(10,646)	(6,358)

Income before income taxes and minority interest	1,814,246	717,001	586,982

Income taxes	(557,678)	(198,200)	(196,107)

Income before minority interest	1,256,568	518,801	390,875

Minority interest	(13,888)	(16,424)	(21,243)

Net income for the year	1,242,680	502,377	369,632

Net income per thousand shares at year-end – in reais	4.54	1.84	1.35

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Statements of Changes in Shareholders' Equity
Expressed in thousands of Brazilian reais

			Income reserves

	Capital	Capital	Legal	Reserve for	Retained
	stock	reserves	reserve	Investments	earnings	Total

At January 1, 2004	2,900,000	817,293	165,995	950,942	-	4,834,230

Capital increase	580,000	-	-	(580,000)	-	-
Net income for the year	-	-	-	-	369,632	369,632
Appropriation of net income
Legal reserve	-	-	18,707	-	(18,707)	-
Interest on equity	-	-	-	-	(96,061)	(96,061)
Income reserve	-	-	-	254,864	(254,864)	-

At December 31, 2004	3,480,000	817,293	184,702	625,806	-	5,107,801

Net income for the year	-	-	-	-	502,377	502,377
Appropriation of net income
Legal reserve	-	-	25,119	-	(25,119)	-
Interest on equity	-	-	-	-	(122,995)	(122,995)
Income reserve	-	-	-	354,263	(354,263)	-

At December 31, 2005	3,480,000	817,293	209,821	980,069	-	5,487,183

Changes in Brazilian accounting
practices	-	-	-	-	(72,642)	(72,642)
Capital increase	395,000	-	-	(395,000)	-	-
Net income for the year	-	-	-	-	1,242,680	1,242,680
Appropriation of net income
Legal reserve	-	-	58,502	-	(58,502)	-
Interest on equity	-	-	-	-	(123,000)	(123,000)
Dividends	-	-	-	-	(157,951)	(157,951)
Income reserve	-	-	-	830,585	(830,585)	-

At December 31, 2006	3,875,000	817,293	268,323	1,415,654	-	6,376,270

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Changes in Financial Position
Expressed in thousands of Brazilian reais

	Year ended December 31

	2006	2005	2004

Sources of funds
Funds from operations
Net income for the year	1,242,680	502,377	369,632
Expenses (income) not affecting working capital
Depreciation and amortization	372,395	328,906	308,910
Loss on disposal of property, plant and equipment and other	14,721	24,336	13,669
Equity in results of investees	6,187	(9,048)	(1,685)
Write-off of non-current assets	51,399	85	68,274
Monetary and foreign currency exchange variations, net	(14,751)	(42,777)	(88,255)
Unrealized losses from cross-currency interest rate swaps	-	-	90,905
Long-term liabilities provision	39,595	197,764	121,267
Deferred income taxes	123,079	(36,874)	21,251
Gain on sale of interest in equity investees	-	-	(400)
Minority interest	13,888	16,424	21,243

	1,849,193	981,193	924,811

Funds from third-parties
Refund of judicial deposits	-	-	25,000
Long-term loans and financing	16,937	35,532	25,412
Suppliers - Petrobras renegotiation	157,443	-	-
Debentures	600,000	755,626
Customers' contribution - special obligations	43,489	39,675	47,925
Interest on equity and dividends receivable	13,730	4,576	5,237
Transfer from long-term to current assets	143,160	246,231	285,719
Minority interest	113,703	6,705	644
Changes in accounting practices impacting working capital	(72,642)	-	-
Other accounts payable	8,960	-	-

	1,024,780	1,088,345	389,937

Total sources	2,873,973	2,069,538	1,314,748

Application of funds
Interest on equity and dividends	280,951	122,995	96,061
Property, plant and equipment	573,525	668,866	431,122
Deferred charges	145	752	911
Investments	534,546	2,707	23,609
Non-current assets
Deferred regulatory asset	-	13,884	120,604
Regulatory asset - Pis and Cofins	9,432	48,597	80,426
Judicial deposits	30,778	19,826	32,420
Recoverable rate deficit (CRC) - reclassified from current assets	-	-	170,149
Accounts receivable	25,109	11,255	1,859
Loans to related parties	-	-	113,271
Deferred income taxes and tax recoverable	8,893	2,232	11,407
Other non-current assets	2,140	1,647	-
Transfers from long-term to current liabilities
Suppliers	112,590	64,321	33,656
Long-term loans and financing	85,000	95,900	581,618
Debentures	720,087	-	100,000
Taxes and other payables	-	51,941	7,216
Pension plan	127,478	131,644	144,416
Provision for losses on swap contracts	-	-	124,629
Provision for contingencies	6,355	693	1,607
Deferred regulatory liability	44,657	28,767	-

Total applications	2,561,686	1,266,027	2,074,981

Increase (decrease) in working capital	312,287	803,511	(760,233)

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Changes in Financial Position
Expressed in thousands of Brazilian reais

	Year ended December 31

	2006	2005	2004

Represented by
Current assets
Beginning of the year	2,472,323	1,653,172	1,381,805
End of the year	3,013,633	2,472,323	1,653,172

Increase in current assets	541,310	819,151	271,367

Current liabilities
Beginning of the year	2,352,347	2,336,707	1,305,107
End of the year	2,581,370	2,352,347	2,336,707

Increase in current liabilities	(229,023)	(15,640)	(1,031,600)

Total increase (decrease) in working capital	312,287	803,511	(760,233)

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

1 The Company and its Operations (information related to installed capacity and other similar technical aspects are unaudited)

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

The subsidiaries of COPEL and their main activities are as follows:

(a) Direct subsidiaries

(i) COPEL Geração S.A.: Operates in the power generation business, with 18 power plants in operation – of which 17 are hydroelectric and one is thermoelectric – featuring an overall installed capacity of 4,549.6 MW. It also relies on 11 substations, of which 10 are automated and remote operated, with installed step-up transformer capacity of 5,004.1 MVA. This subsidiary holds the following concessions granted by ANEEL:

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

The extension of the concessions for the Governor Ney Aminthas de Barros Braga (Segredo), Governor José Richa (Caxias), and Jordão River Diversion Power Plants has already been requested to ANEEL.

(ii) COPEL Transmissão S.A.: Charged with the transport and transformation of the power generated by Copel Geração. It builds, operates, and maintains power transmission substations and lines, in addition to running, on behalf of the National System Operator (NSO), a part of the National Interconnected Power System in southern Brazil. It relies on 129 substations, operating at voltages equal to or higher than 69 kV, and on 7,210.4 km of transmission lines. The concessions held by Copel Transmissão expire in 2015.

(iii) COPEL Distribuição S.A.: Engaged in the distribution and sale of energy in any form, especially electric energy, fuels and energy raw materials. It distributes power to 392 out of the 399 municipalities in the State of Paraná, and also to the town of Porto União, in the State of Santa Catarina. The concessions held by Copel Distribuição expire in 2015.

(iv) COPEL Telecomunicações S.A.: Engaged in providing communications and telecommunications services and in conducting studies, projects, and planning in the field of telecommunications, as well as any related activities, as authorized by law, for an indeterminate period of time, on a non-exclusive basis, both nationally and internationally, with a service area comprising the State of Paraná and Region II of the General Grants Plan, pursuant to Act no. 31,337 by the National Telecommunications Agency - ANATEL, which reports to the Ministry of Communications.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(v) COPEL Participações S.A. (Copel Corporate Partnerships): Incorporated to hold investments in other companies or consortiums in several business areas. COPEL currently holds five partnerships in independent power producers, all of which are operational and constituted as special purpose companies (SPCs), with a total installed capacity of 887.4 MW. It also holds interests in the sanitation, gas, telecommunications, and service sectors. On August 4, 2006, the second generating unit of the Fundão Power Plant (Fundão – Santa Clara Power Complex) entered commercial operation, for a total of 120.1 MW of installed capacity. The Santa Clara Power Plant, the other facility in the complex, rated 120.2 MW, has been fully operational since September 2005.

(b) Indirect subsidiaries

(i) Companhia Paranaense de Gás - COMPAGAS: a mixed capital company in which COPEL Corporate Partnerships holds a 51% voting interest. whose main activity is the supply of piped natural gas, through a 459-km long distribution network set up throughout Paraná in the municipalities of Araucária, Curitiba, Campo Largo, Balsa Nova, Palmeira, Ponta Grossa, and São José dos Pinhais. At the end of 2006, Compagas supplied a total of 1,904 customers, comprising 94 industrial customers, 24 vehicular gas stations, 116 commercial customers, 1,666 households, 2 co-generation plants, one company which uses natural gas as a raw material, and the Araucária Thermal Power Plant.

(ii) Centrais Elétricas do Rio Jordão S.A. - ELEJOR: a special purpose company in which COPEL Corporate Partnerships holds a 70% voting interest. It was constituted to implement and run the Fundão – Santa Clara Power Complex, on the Jordão River, within the Iguaçu River sub-basin, in the State of Paraná, comprising the Santa Clara and Fundão Power Plants. These facilities feature 240.3 MW of installed capacity, in addition to two small hydropower units embedded in the Santa Clara and Fundão dams, with 3.6 MW and 2.4 MW of installed capacity, respectively. The concession for the project was granted on October 23, 2001 for a 35-year term, renewable upon request by the holder and at ANEEL’s discretion.

(iii) Copel Empreendimentos Ltda. - This is a private limited company whose main objective is the rendering of corporate planning, coordination and organization services to companies aimed at the production of electric energy, transportation and selling of activities for the management, implementation, operation and maintenance of power plants, and the participation in other companies as stockholder or quotaholder. At May 31, 2006, Copel Participações acquired the company El Paso Empreendimentos e Participações Ltda., controlling quotaholder of UEG Araucária Ltda., with 60% of its capital, and changed its name to Copel Empreendimentos Ltda;

(iv) UEG Araucária Ltda – This is a private limited company whose objective is the use of natural gas for the generation of electric energy and its trading. The thermoelectric plant has installed capacity of 484.5 MW. The authorization for the Company to establish itself as an independent electric energy producer was issued by ANEEL on December 22, 1999, for a 30-year period, which may be extended at the request of the interested party and at the discretion of ANEEL.

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

These financial statements also incorporate changes introduced by the following accounting rules and regulations: (i) Accounting Rules and Procedures no. 27 (NPC 27) – Presentation and Reporting, issued by the Institute of Independent Auditors of Brazil (Ibracon) on October 3, 2005, and approved by CVM Ruling no. 488, on the same date; and (ii) Accounting Rules and Procedures no. 22 (NPC 22) – Provisions, Liabilities, Passive and Active Contingencies, issued by Ibracon on October 3, 2005, and approved by CVM Ruling no. 489, on the same date. Certain reclassifications were made to the financial statements as of December 31, 2005, featured herein for purposes of comparison, in order to adjust them to the rulings above and to allow readers to properly compare them to the current statements. The main changes resulting from the application of these rulings are the following:

a) Presentation of the “Long-term” group in liabilities and in assets;

b) Presentation of the “intangible assets” item, classified under “Long-term receivables"; and

c) Reclassification of judicial deposits, previously classified under assets, under liabilities, as a reduction to the “provision for contingencies" item, where applicable.

Additional information is featured in the notes and supplemental tables pursuant to the provisions of ANEEL/SFF Letter no. 2,396/2006, dated December 28, 2006, and CVM/SNC/SEP Letter no. 01/2007, dated February 14, 2007.

The accompanying financial statements are a translation and adaptation from those originally issued in Brazil, based on the Brazilian GAAP. Certain reclassifications and changes in terminology have been made and these notes have been expanded, in order to conform more closely to disclosure practices prevailing pursuant to accounting principles generally accepted in the United States of America ("U.S. GAAP").

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The consolidated financial statements prepared by the Company for statutory purposes, which include the stand alone financial statements of the parent company, were filed with the CVM in March 2007. The financial statements presented herein do not include the parent company's stand alone financial statements and are not intended to be used for statutory purposes. The financial statements originally filed with the CVM, for statutory and regulatory purposes, have an adjustment to opening retained earnings as of January 1, 2005 of R$ 28,516, net of tax effects, for provision of research and development programs (R&D) and energy efficiency programs (PEE).

Brazilian GAAP differs in significant respects from U.S. GAAP. A reconciliation of the net income and shareholders' equity from Brazilian GAAP to U.S. GAAP is provided herein (Note 33).

(b) Reclassifications

The financial statements at December 31, 2005 and 2004, presented for comparison purposes, present certain reclassifications to conform to the mentioned Resolutions and permit the comparison with the current year.

The main reclassifications made by the Company to the financial statements at December 31, 2005 are as follows:

From		To		Consolidated Value

CA	Other receivables	CA	Consumers and dealers	157
NCA	Judicial deposits	NCL	Provision for contingencies (i)	15,692
CL	Suppliers	CL	Research, development and energy effectiveness	307
CL	Regular fees	CL	Taxes, fees and contributions	15
SOI	Other operating revenues	SOI	Cost recovery (ii)	14,832
SOI	Other operating expenses	SOI	Third-party services	8
SOI	Regulatory fees	SOI	Taxes	175

The main reclassifications made by the Company to the financial statements at December 31, 2004 are as follows:

From		To		Consolidated Value

SOI	Other operating revenues	SOI	Cost recovery (ii)	11,687
SOI	Regulatory fees	SOI	Taxes	162

(i) CVM Statement 489/2005.

(ii) Fuel Consumption Account (CCC) Subsidy - Ordinance ANEEL 657/06.

CA – Current assets
NCA – Non current assets
CL – Current liabilities
SOI – Statements of income

The subsidiaries observe the same accounting practices adopted by COPEL.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

3 Consolidated Financial Statements

The consolidated financial statements are presented in accordance with CVM Instruction 247/1996, subsequent and additional rules and include the accounts of the direct subsidiaries COPEL Geração S.A., COPEL Transmissão S.A., COPEL Distribuição S.A., COPEL Telecomunicações S.A., COPEL Participações S.A., and indirect subsidiaries Companhia Paranaense de Gás – COMPAGAS, Centrais Elétricas do Rio Jordão S.A. – ELEJOR, Copel Empreendimentos Ltda. (former El Paso Empreendimentos e Participações Ltda.) and UEG Araucária Ltda.

In 2004, COPEL acquired 30% of the common shares of ELEJOR and accordingly held 70% of the shareholding control of ELEJOR. As authorized by CVM Circular 009/2005, the subsidiary ELEJOR was not included in the Company's consolidated financial statements, originally published in 2004, as it does not have a significant impact on the Company's consolidated financial position as of December 31, 2004. ELEJOR was a pre-operational company and, consequently, there were no results under Brazilian GAAP. However, the consolidated financial statements as of December 31, 2006 and 2005 and for the years then ended presented herein included the consolidation of ELEJOR, despite the non-consolidation of ELEJOR in the original publication of December 31, 2004 and for the year then ended.

The consolidation of corporate interests includes, as from June 1, 2006, the financial statements of Copel Empreendimentos Ltda. and UEG Araucária Ltda.

The Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the minority interests are shown separately, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

4 Summary of Significant Accounting Policies

The Company's accounting policies comply with Brazilian GAAP which include the accounting principles specifically applicable to electric utility companies as required by ANEEL. Certain accounting policies under Brazilian GAAP do not conform with U.S. GAAP. See Note 33 for further discussions of the differences and the reconciliation of shareholders' equity and net income to U.S. GAAP.

(a) Regulated accounting policies

a(i) Property, plant and equipment

Recorded at their purchase or construction cost. Depreciation is calculated under the linear method, based on accounting balances recorded in the respective Record Units, pursuant to DNAEE Ordinance no. 815, dated November 30, 1994, supplemented by ANEEL Resolution no. 15, dated December 24, 1997.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Annual depreciation rates are set in the tables annexed to ANEEL Resolution no. 44, dated March 17, 1999, and featured in Note 13.

a(ii) Construction work in progress

According to the Accounting Manual for Electric Energy Public Service, interest and other financial charges (foreign exchange and monetary variations), related to financings obtained from third parties, effectively applied in construction in progress, are recorded in this caption as part of cost.

General administrative expenses are allocated to property, plant and equipment and other construction in progress. The allocation of direct costs with personnel and outside services is based on criteria permitted by Aneel.

Interest capitalized on construction work in progress totaled R$ 19,042, R$ 49,757 and R$ 48,125 in 2006, 2005 and 2004, respectively.

a(iii) Special obligations

A liability is recorded for contributions received from the Federal Government and customers exclusively for investment in the electric energy distribution network. This liability is recorded as a reduction in the property, plant and equipment and upon conclusion of the operating concession granted to the Company will be offset against the concessionaire assets, including those purchased with these contributions received from the Federal Government and customers. See note 33 a(ii).2.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(iv) Materials and supplies (including those classified in property, plant and equipment)

Those classified in current assets are stated at average acquisition cost. Materials and supplies to be used in construction are included in property, plant and equipment at acquisition cost (materials are stated at average cost). These amounts do not exceed their replacement or realizable values.

a(v) Intangible assets
Recorded at their acquisition or development cost. Amortization, when applicable, is calculated under the linear method, based on accounting balances recorded in the respective Record Units, pursuant to DNAEE Ordinance no. 815, dated November 30, 1994, supplemented by ANEEL Resolution no. 15, dated December 24, 1997. Annual amortization rates are set in the tables annexed to ANEEL Resolution no. 44, dated March 17, 1999.

a(vi) Unbilled revenues
Unbilled revenues correspond to revenues from sales of power to final customers which have been delivered but not yet billed and to revenues from the use of the distribution grid not yet billed, both of which are calculated based on estimates covering the period from the meter reading day to the last day of the month.

a(vii) Power purchase and sale transactions in the Electric Energy Trading Chamber (CCEE)
Power purchase and sale transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates by COPEL’s senior management, when such information is not available in time.

a(viii) Recoverable rate deficit - CRC account

Until 1993, two important principles ruled the tariff setting process in Brazil:

(i) That electric utilities should be guaranteed an annual real rate of return on service-related assets included in the tariff base; and

(ii) That the tariffs charged to each class of customer for electric power should be uniform throughout Brazil, notwithstanding the high cost of distributing electricity to remote areas of the country.

Under the previous tariff structure, the guaranteed rate of return was set by the regulatory agency at a level between 10% and 12% of service-related assets included in the tariff base depending on the particular circumstances of each concessionaire.

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The shortfall experienced by most concessionaire companies between the guaranteed return and the actual realized rate of return was accounted for by an increase in each company's recoverable rate deficit (CRC account), equal to such shortfall. This account was recorded, until 1992, in a compensation account, not as an asset in the balance sheet.

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

Under an agreement dated August 4, 1994, the remaining balance of the CRC account was negotiated to be reimbursed by the Paraná State Government in 240 monthly installments updated based on the IGP-DI (General market price - internal availability) and interest of 6.65% per year. On October 1, 1997, the balance of R$ 506,692 was renegotiated extending the term to 330 equal monthly installments, which include interest and principal amortization. The last monthly installment would be due on March 30, 2025. The remaining clauses of the original contract, including interest rates, were maintained. Interest earned is recorded as financial income in the income statement. The Company renegotiated on January 21, 2005 with the Paraná State Government, through the fourth amendment, the CRC receivables outstanding at December 31, 2004. The balance of R$ 1,197,404 will be reimbursed in 244 monthly installments, the first installment being due on January 30, 2005. The installment overdue in February 2003 and the installments overdue from March 2003 to December 2004 were not paid and were restated by the IGP-DI rate plus interest of 1% per month. These overdue installments were included in the renegotiated amount. The renegotiated amount is updated based on the IGP-DI plus interest of 6.65% per year. The other original clauses were maintained.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividens. (see note 8)

a(ix) Regulation and deferred regulatory asset

Account for compensation of portion "A" variations - CVA

In accordance with Administrative Rule 25 of Brazilian Ministries of Finance and Mines and Energy, of January 24, 2002, COPEL calculated the effects of the account for compensation of “Portion A" Variations (CVA), intended to record the changes in costs in the period between annual tariff adjustments , beginning in 2001, and related to the items described in the electric distribution concession contracts.

Administrative Rule 116, of Ministry of Finance and Ministry of Mines and Energy, of April 4, 2003, postponed for 12 months the recovery of the balance for compensation of “Portion A" Variations - CVA, for the annual tariff adjustments occurring between April 8, 2003 and April 7, 2004. The balance of CVA, as well the CVA balance calculated over the subsequent 12 months under the Administrative Rule 25 above, has been recovered over the 24 months subsequent to the annual tariff adjustment occurring between April 8, 2004 and April 7, 2005.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Later on, Joint Ministry Ordinances no. 116, dated April 4, 2003, and no. 361, dated November 26, 2004, added new eligible items, such as the Energy Development Account (CDE) quota, costs for purchase of power, and the power and cost-sharing quotas of the Program of Incentives for Alternative Energy Sources – Proinfa.

In accordance with ANEEL Technical Note 146 of June 21, 2004, the tariff adjustment in June 2004 included 50% of the balance of Recoverable CVA for the 2002/2003 and for the 2003/2004 periods. The remaining balances of these two periods were considered in the 2005 tariff adjustment.

In June 2005, ANEEL granted an average tariff increase of 7.8% to Copel Distribuição. This increase consisted of 1.25% decrease in retail tariffs and a 9.05% increase to recover the Portion A Cost items .

Under ANEEL Resolution no. 345/2006, COPEL Distribution was granted an average increase of 5.12% on its rates for sales to final customers, effective June 24, 2006. Out of this total, 4.91% correspond to the rate review index, and 0.21% to financial adjustments outside the range of the rate review. CVA is part of the latter group, amounting to R$ 21,978 or 0.58% of the granted increase, and is made up of three installments: CVA for the rate year 2005-2006, a liability of R$ 7,557; CVA balance liability from the previous year to be offset, in the amount of R$ 4,317; and deferred CVA asset balance from previous years, in the amount of R$ 33,852.

(b) General accounting policies

b(i) Cash and cash equivalents

Cash and cash equivalents are stated at cost plus accrued interest. Cash equivalents consist principally of time deposits and certificates of deposits (short term, highly liquid, readily convertible and near maturity) denominated in Brazilian reais.

b(ii) Accounts receivable

This item comprises billed power sales to final customers and to distributors, estimated power supplied but unbilled as of the date of the statements, and supply of natural gas, accounted for on an accrual basis.

b(iii) Allowance for doubtful accounts

The allowance for doubtful accounts is deemed sufficient by COPEL’s senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

This allowance is set up based on the amounts overdue by residential customers for over 90 days, the amounts overdue by commercial customers for over 180 days, and the amounts overdue by industrial and rural customers, public agencies, public lighting, and public services for over 360 days, pursuant to the Electric Utility Accounting Manual. It comprises receivables billed until the date of the balance sheets, accounted for on an accrual basis.

b(iv) Materials and supplies (including those under property, plant, and equipment)

Materials and supplies in inventory, classified under current assets, have been recorded at their average purchase cost, and those assigned for replacement of fixed asset, classified under property, plant, and equipment, have been recorded at their actual purchase cost (goods in bulk, such as poles and cables, are recorded according to average cost). Recorded amounts do not exceed their replacement costs or realization figures.

b(v) Investments

Permanent interests in subsidiaries and investees have been recorded under the equity method. Other investments have been recorded at their purchase cost, net of provision for losses, when applicable.

b(vi) Deferred charges

Deferred charges comprise pre-operational, financial, and feasibility study costs, deducted from amortization, which is calculated under the linear method at rates that take into account the useful lives of the respective assets.

b(vii) Loans, financing, and debentures

Loans, financing, and debentures are restated according to monetary and exchange rate variations occurring until the date of the financial statements, including interest and other contractual charges.

b(viii) Income taxes

Income and social contribution taxes are calculated based on the rates in effect at the balance sheet date. The Company recognized the effects of income and social contribution tax credits on tax loss carryforwards and temporary differences, supported by projections of future generation of taxable income, in a period not to exceed 10 years.

b(ix) Pension plans and other payroll accruals

Fundação Copel administers pension funds and other post-retirement benefit plans for its employees (see Note 21). Compensated absences and bonuses payable to employees were accrued as earned during the vesting periods. As from January 1, 2001, pension funds and other post-retirement benefits started being accounted for on the accrual basis, based on costs and obligations computed by independent actuaries in accordance with the rules established by CVM Statement 371/2000.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

b(x) Provision for contingencies

These are recorded until the date of the financial statements based on likely estimates of losses, in light of the nature of each contingency. The bases and the nature of each provision are described in note 20.

b(xi) Revenues, costs and expenses

Revenues, costs and expenses are recognized on the accrual basis, i.e., when the delivery of goods has occurred or services have been rendered, regardless of when the cash is received or paid.

Revenues from the electricity sales to final customers are recognized when earned. Billings for these sales are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month's billing cycle. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following month. Electricity sales to distributors and to the interconnected power system (initial supply contracts, wholesale energy market and bilateral agreements) are recorded when earned and are billed monthly. Revenues from the supply of gas are recognized when the gas is delivered to final customers and are billed monthly.

Taxes on revenue consist of: (i) value-added tax (“VAT”), which is a state tax due on the sales to final customers, is billed to the consumers and recorded as part of gross revenue; (ii) COFINS revenue tax; (iii) PIS-PASEP social contribution tax on revenues; and (iv) Emergency capacity charge. It is the Company’s policy to deduct these taxes from gross revenues.

b(xii) Other revenues and expenses

Other revenues and expenses are also recognized on the accrual basis.

b(xiii) Assets and liabilities denominated in foreign currencies or subject to indexation

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

b(xiv) Net income per share

These amounts are calculated based on the number of shares outstanding at the balance sheet date.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

b(xv) Use of estimates

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the balance sheet date, and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ from those estimates. The principal estimates related to the financial statements refer to the recording of effects arising from allowance for doubtful accounts, useful lives of property, plant and equipment, impairment of long-lived assets, provision for contingencies, income tax, pension plan assumptions, and transactions involving purchase and sale of energy in the Spot Market which are recorded on an estimated basis and final billing and settlement information are subject to review by participants in the CCEE.

b(xvi) Derivative financial instruments

Unrealized losses, net related to cross-currency interest rate swap transactions calculated based on contractual rates, are recognized on the accrual basis, and are recorded in current liabilities under Unrealized losses from cross-currency interest rate swaps account, with a contra entry to financial expenses.

The Company does not have any derivative instruments as of December 31, 2006 and 2005.

b(xvii) Regulated industry

Regulated assets have been recorded for future recovery through tariff increases, to the extent that recovery is considered to be reasonably assured.

5 Cash and Cash Equivalents

		December 31

	Interest rates	2006	2005

Cash and banks		67,299	85,793
Cash equivalents	Average of 100% of CDI (*)	1,436,705	1,045,973

		1,504,004	1,131,766

The CDI rate was 13,17% as of December 31, 2006 (17,99% as of December 31, 2005)

(*) CDI - Certificado de Depósito Interbancário, an interbank variable interest rate.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

6 Accounts Receivable, Net

	December 31

	2006	2005

Customers
Residential	154,840	155,429
Industrial	150,038	132,088
Commercial	88,466	78,334
Rural	17,232	16,744
Public entities	50,658	54,400
Public lighting	13,031	14,854
Public services	11,976	11,356
Unbilled	156,649	135,157
Installment receivables - current portion	69,509	64,659
Installment receivables - non current	79,456	73,091
Other current assets	144,097	121,015
Other non-current assets	1,592	3

	937,544	857,130

Distributors
Short-term sale	138	40
Electricity sales to distributors - CCEE (Note 20(b))	29,521	11,018
Generating companies - current reimbursement (a)	10,854	13,332
Generating companies - non-current reimbursement (a)	27,109	31,389
Initial supply contracts	4,591	9,520
Energy auction	76,765	50,415
Bilateral agreements	52,146	36,862

	201,124	152,576

Transmission system	34,756	40,511
Telecommunications and other services	13,399	7,349
Services in progress	20,038	12,132
Allowance for doubtful accounts (b)	(111,726)	(79,073)

Accounts receivable, net	1,095,135	990,625

Current assets - accounts receivable, net	986,978	886,142
Non current assets - accounts receivable	108,157	104,483

(a) Generators' reimbursement right – free energy

Power generator reimbursements rights refer to free energy amounts sold within Spot Market during the emergency power consumption program, from June 1, 2001 to February 28, 2002, and which were not covered by initial contracts or similar agreements and by bilateral contracts. The approval of the amounts of power to be sold was formalized under ANEEL Resolution no. 483, dated August 29, 2002.

To make up for part of the losses incurred by utilities due to the power rationing, ANEEL created the Extraordinary Rate Adjustment (RTE), under Resolution no. 36, dated January 29, 2003, later amended by Resolution no. 89, dated February 25, 2003. This resolution sets forth procedures for the recovery and transfer to generation companies, starting in February 2003, of free energy amounts, calculated as a percentage of RTE revenues.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

On January 12, 2004, ANEEL issued Resolution no. 001, approving a new free energy amount for the period from June 1, 2001 through February 28, 2002. Under Resolution no. 45, dated March 3, 2004, ANEEL updated the RTE percentage which corresponds to free energy and the percentage for each agent.
By means of Letter no. 74, dated January 23, 2006, ANEEL ordered utilities to restate their receivable amounts according to the SELIC rate, from January 2003 through 2005.

ANEEL, through Letter no. 2,396/2006-SFF/ANEEL, dated December 28, 2006, ordered generation utilities to set up a provision for potential losses, supported by in-house studies. In 2006, the balance of provisions for doubtful accounts received the addition of R$ 11,817, which refer to amounts with a low chance of recovery by distribution utilities, according to the following criteria:

1) Amounts related to distribution utilities whose term, as defined by ANEEL Resolutions, expired in 2006;

2) Amounts related to distribution utilities whose term, as defined by ANEEL resolutions, expires during 2007, minus the estimated collections for the same period, based on the amounts accrued in the past 12 months.

Pursuant to ANEEL/SFF Letter no. 2218/2005, power generator reimbursement balances are broken down below:

	December 31

	2006	2005

Distribution companies
Companhia Energética de Minas Gerais – Cemig	6,571	7,274
Eletropaulo Metropolitana Eletricidade de São Paulo – Eletropaulo	4,595	5,775
LIGHT – Serviços de Eletricidade S.A.	4,735	5,207
Centrais Elétricas do Norte do Brasil S.A. – Eletronorte	4,639	4,030
Companhia Paulista de Força e Luz – CPFL	3,223	3,774
Companhia de Eletricidade do Estado da Bahia – Coelba	1,885	2,233
Empresa Bandeirante de Energia S.A. – EBE	1,616	1,850
Companhia de Eletricidade do Rio de Janeiro – Cerj	1,669	1,844
Companhia Energética de Pernambuco – Celpe	1,281	1,635
Espírito Santo Centrais Elétricas S.A. – Escelsa	1,292	1,396
Companhia Energética do Ceará – Coelce	1,203	1,367
Companhia Piratininga de Força e Luz	1,033	1,448
Elektro Eletricidade e Serviços – Elektro	344	1,052
Companhia Energética de Brasília - CEB	695	747
Companhia Energética do Rio Grande do Norte – Cosem	731	743
Centrias Elétricas do Pará S.A. – Celpa	415	586
Companhia Hidro Elétrica do São Francisco – Chesf	94	557
Companhia Energética de Goiás – Celg	-	361
Other	1,942	2,842

	37,963	44,721

Current	10,854	13,332
Non-current	27,109	31,389

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

	December 31

	2004	Additions (*)	Write-offs	2005

Residential	32,061	52	(16,859)	15,254
Industrial	10,526	6,650	(5,271)	11,905
Commercial	26,298	8,483	(6,497)	28,284
Public entities	15,581	6,633	-	22,214
Other	861	1,107	(552)	1,416

	85,327	22,925	(29,179)	79,073

	December 31

	2005	Additions (*)	Write-offs	2006

Residential	15,254	13,946	(14,117)	15,083
Industrial	11,905	30,598	(2,783)	39,720
Commercial	28,284	(17,151)	(4,533)	6,600
Public entities	22,214	19,355	(3,847)	37,722
Other	1,416	11,713	(528)	12,601

	79,073	58,461	(25,808)	111,726

(*) Net of reversals and recoveries.

7 Dividends Receivable

	December 31

	2006	2005

Sercomtel S.A. Telecomunicações	-	942
Tradener Ltda.	-	64
Dominó Holdings S.A.	1,975	2,637
Eletrosul	44	22

	2,019	3,665

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

Maturity of the CRC is as follows:

December 31,
2006

2007	35,205
2008	37,546
2009	40,043
2010	42,706
2011	45,546
Thereafter	993,057

Total	1,194,103

Current	35,205
Non-current	1,158,898

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

9 Deferred Regulatory Assets and Liabilities

a) CVA

	December 31

	2006	2005	2006	2005

Assets	Current Asset		Non Current

Recoverable CVA - tariff adjustment 2006
Electricity purchased for resale (Itaipu)	18,162	22,712	-	-
Transmission of electricity purchased from Itaipu	2,195	2,317	-	910
Use of transmission installations - basic network	10,699	69,439	-	854
Regulatory charges (CDE)	11,549	14,908	-	1,617
Charges on use of system services - ESS	3,741	9,845	-	598
Regulatory charges (CCC)	17,481	8,966	-	4,580
Program of Incentives for Alternative Energy Sources -Proinfa	5,886	-	-	-
Electricity purchased for resale (CVA Energy)	8,061	-	-	-

	77,774	128,187	-	8,559

Recoverable CVA - tariff adjustment 2007
Electricity purchased for resale (Itaipu)	5,133	-	5,133	-
Regulatory charges (CDE)	2,199	-	2,199	-
Charges on use of system services - ESS	3,350	-	3,350	-
Program of Incentives for Alternative Energy Sources -Proinfa	1,592	-	1,591	-

	12,274		12,273	-

Total	90,048	128,187	12,273	8,559

	December 31

	2006	2005	2006	2005

Liabilities	Current liabilities		Long-term liabilities

Recoverable CVA - tariff adjustment 2006
Electricity purchased for resale (CVA Energy)	58,445	23,434	-	-
Itaipu	-	17,318	-	-

	58,445	40,752	-	-

Recoverable CVA - tariff adjustment 2007
Electricity purchased for resale (CVA Energy)	37,877	12,751	37,877	12,751
Itaipu	-	12,161	-	12,161
Use of transmission installations - basic network	4,577	-	4,577	-
Regulatory charges (CCC)	9,197	-	9,197	-
Transmission of electricity purchased from Itaipu	402	-	402	-

	52,053	24,912	52,053	24,912

Total	110,498	65,664	52,053	24,912

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The changes in the deferred regulatory balances, monetarily indexed by SELIC rates, are presented as follows:

				Monetary
	2005	Additions	Amortization	indexation	Transfer	2006

Assets
Electricity purchased for resale (Itaipu)	22,712	42,360	(48,582)	11,938	-	28,428
Transmission of electricity purchased from Itaipu	3,227	2,361	(4,184)	791	-	2,195
Use of transmission installations - basic network	70,293	13,072	(88,264)	9,777	5,821	10,699
Regulatory charges (CDE)	16,525	23,016	(28,984)	5,390	-	15,947
Charges on use of system services - ESS	10,443	12,717	(16,479)	3,760	-	10,441
Regulatory charges (CCC)	13,546	25,007	(24,499)	3,427	-	17,481
Program of Incentives for Aternative Energy			(6,357)	1,020
Sources - Proinfa	-	14,406			-	9,069
Regulatory charges (CCC)	-	8,061	-	-	-	8,061

	136,746	141,000	(217,349)	36,103	5,821	102,321
Current	128,187	-	-	-	-	90,048
Non-current	8,559	-	-	-	-	12,273

Liabilities
Electricity purchased for resale	48,936	147,894	(88,468)	25,837	-	134,199
Itaipu	41,640	(22,530)	(18,991)	(119)	-	-
Regulatory charges (CCC)	-	17,866	-	528	-	18,394
Use of transmission installations - basic network	-	2,321	-	1,012	5,821	9,154
Transmission of electricity purchased from Itaipu	-	805	-	(1)	-	804

	90,576	146,356	(107,459)	27,257	5,821	162,551
Current	65,664	-	-	-	-	110,498
Non-current	24,912	-	-	-	-	52,053

b) Regulatory Asset - Pis and Cofins

Brazilian Federal Laws No. 10,637 and No. 10,833 changed the calculation basis and increased the rates of PIS and COFINS. As a result, PIS expenses increased as from December 2002 and COFINS expenses as from February 2004.

ANEEL Circular Letter 302/2005 and additional resolutions, recognized the Company’s right to be reimbursed by the additional PIS and COFINS charges, requiring recognition of a regulatory asset or liability, depending on whether they increased or reduced costs, respectively. Based on ANEEL regulations, the Company recorded an asset of R$ 82,094 with a contra entry reducing PIS and COFINS expenses.

ANEEL recognized credits amounting to R$ 82,094, of which R$ 78,686 have already been realized.

Pursuant to the ANEEL authorization as of June 2005, COPEL began to include PIS/PASEP and COFINS taxes in the amounts billed to customers.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The changes in the regulatory asset - Pis and Cofins balances, are presented as follows:

	December				December
	31, 2005	Additions	Amortization	Transfers	31, 2006

Current	43,876	-	(84,076)	43,608	3,408
Non-current	43,608	-	-	(43,608)	-

Total	87,484	-	(84,076)	-	3,408

10 Recoverable Taxes

	December 31

	2006	2005

Income and social contribution taxes recoverable	121,261	100,509
Value Added Tax (ICMS) recoverable	51,448	52,138
Other	1,104	2,416

	173,813	155,063

Recoverable taxes - current assets	128,939	107,442
Recoverable taxes - non-current assets	44,874	47,621

Amounts recorded as income and social contribution taxes recoverable refer mostly to amounts withheld and collected according to estimates during the period.

11 Deferred Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The Brazilian statutory rate is 34.0%, comprised of income tax (25.0%) and social contribution tax (9.0%) .

The major components of the deferred tax accounts are as follows:

	December 31

	2006	2005

Current assets
Net operating loss carryforwards	8,269	745
Temporary differences	97,876	24,931

	106,145	25,676

Non-current assets
Temporary differences
Pension plan deficit - Plan III	103,517	109,973
Pension and health-care plans - CVM Resolution 371	50,165	53,082
Provisions for contingencies and other	166,203	236,153
Net operating loss carryforwards	17,769	79,677

	337,654	478,885

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

	December 31

	2006	2005

Total deferred income tax asset	443,799	504,561

Current liabilities
CVA deferral	(27,281)	(37,696)
Other	(6,390)	(17,220)

	(33,671)	(54,916)

Long-term liabilities
CVA deferral	(3,053)	(2,910)
Deferred regulatory asset	-	(14,827)
Other	(9,462)	(8,957)

	(12,515)	(26,694)

Total deferred income tax liability	(46,186)	(81,610)

Total deferred income tax, net	397,613	422,951

In compliance with CVM Ruling no. 371, dated June 27, 2002, the Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance and Investor Relations Office on future profitability projections, which points out to the realization of deferred taxes. According to the estimates of future taxable income, the realization of deferred taxes is broken down below.

	Estimated	Actual realized	Estimated
	realizable amount	amount	realizable amount

2006	132,393	(144,887)	-
2007	-	-	27,078
2008	-	-	21,363
2009	-	-	12,269
2010	-	-	13,206
2011	-	-	14,219
After 2011	-	-	309,478

	132,393	(144,887)	397,613

Pursuant to income tax legislation, tax loss carryforwards are available for offset up to the limit of 30% of annual taxable income, without expiration period.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Reconciliation of income taxes

The reconciliation of the income taxes, calculated at the current rates, with the amounts shown in the statements of operations, is as follows:

	Year ended December 31

	2006	2005	2004

Income before income taxes and minority interest	1,814,246	717,001	586,982
Statutory income taxes rates - %	34	34	34

Income taxes expenses computed based on statutory rates	(616,844)	(243,780)	(199,574)
Income tax effects on
Benefit from interest on equity	41,820	41,818	32,661
Equity in results of investees	(10,075)	4,590	1,989
Non-deductible pension expenses	(2,066)	(4,274)	(22,501)
Changes in Brazilian accounting practices	9,937	-	-
Valuation allowance for recoverable taxes - COFINS	6,922	-	-
Other	12,628	3,446	(8,682)

Tax expense per statement of operations	(557,678)	(198,200)	(196,107)

Current income tax	(499,727)	(248,228)	(131,698)
Deferred income tax	(57,951)	50,028	(64,409)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

12 Investments

	December 31

	2006					2005

	Investee's	Investees'	Total	Equity in	Total	Total
	shareholders’	net income	ownership	results of	investment	investment
	equity	(loss )	- %	investees	balances	balances

Investments accounted for under the equity method
Sercomtel S.A. - Telecomunicações	185,474	(6,060)	45.00	(11,712)	83,463	95,175
Sercomtel Celular S.A.	27,488	(3,666)	45.00	(2,721)	12,369	15,091
Dominó Holdings S.A. (e)	610,149	58,980	15.00	6,837	91,522	84,685
Interest on equity received				2,010	-	-
Escoelectric Ltda.	(3,677)	(2,689)	40.00	-	-	-
Advance for future capital increase					2,500	2,500
Copel Amec S/C Ltda.	973	83	48.00	40	468	427
Dona Francisca Energética S.A.	8,785	13,538	23.03	2,023	2,023	-
Carbocampel S.A.	473	(39)	49.00	(19)	232	252
Advance for future capital increase					198	198
Braspower International Engineering S/C Ltda.	(407)	(70)	49.00	-	-	-
Advance for future capital increase					176	176
Centrais Eólicas do Paraná Ltda.	3,500	(2,077)	30.00	(625)	1,050	1,675
Foz do Chopim Energética Ltda. (f)	45,742	8,581	35.77	-	16,362	25,033
Dividends received				3,049	-	-
UEG Araucária Ltda.
Advance for future capital increase				-	-	141,899

				(1,118)	210,363	367,111

Other investments
Goodwill on investments, net of amortization
Sercomtel S.A. – Telecomunicações (a)				-	5,796	10,024
Amortization for the year				(4,228)	-	-
Sercomtel Celular S.A. (a)				-	803	1,383
Amortization for the year				(580)	-	-
Centrais Elétricas do Rio Jordão S.A. –
ELEJOR (b)				-	22,060	22,815
Amortization for the year				(755)	-	-
Copel Empreendimentos Ltda. (d)				-	53,955	-
Tax incentives (c)
FINAM				-	40,370	40,370
FINOR				-	9,870	9,870
Reserve for tax incentive losses				-	(47,900)	(47,900)
Assets for future use				-	6,825	6,825
Other				494	3,826	3,822

				(5,069)	95,605	47,209

				(6,187)	305,968	414,320

(a) Sercomtel S.A. - Telecomunicações and Sercomtel Celular S.A.

On May 15, 1998, COPEL acquired 45% of Sercomtel S.A. - Telecomunicações total shares and 45% of Sercomtel Celular S.A. total shares, both public telecommunication companies for the municipalities of Londrina and Tamarana, in the State of Paraná. The total amount paid for both companies was R$ 186,000, resulting in total goodwill of R$ 48,103. Goodwill paid on the investments in Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A. was based on the expected future return to be generated by these investments and the amortization is over ten years, at the annual rate of 10 percent, resulted from the evaluation of the return on the investments based on discounted cash flows.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

b) Centrais Elétricas do Rio Jordão S.A. - ELEJOR

On December 18, 2003, the Company entered into an agreement with Triunfo Participações e Investimentos S.A. to acquire 30% of the common shares of ELEJOR. This transaction was approved by ANEEL on July 27, 2004 and by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica - CADE), the anti-trust regulator. Accordingly, the Company holds 70% of the shareholding control of ELEJOR as of December 31, 2006 and 2005 and 35% of the total shares of ELEJOR.

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626. The amortization of goodwill was economically determined by the remaining time of the 30-year concession, amortized according to the straight-line method.

(c) Tax incentives

Tax incentives are investments approved by the Federal Government in underdeveloped regions of Brazil or in specific projects, which are available to companies without additional cost upon the payment of taxes.

Valuation allowance has been recorded to cover potential losses on the realization of these tax incentives.

(d) Copel Empreendimentos Ltda. Goodwill

History of lawsuits:

Pursuant to the express determination included in the Quota Assignment and Other Arrangements Agreement signed on May 30, 2006, UEG Araucária and Copel filed a joint request for the extinction of the arbitration proceedings then in progress at the International Chamber of Commerce in France, as well as of the lawsuits existing at the state courts of Paraná, which discuss the validity and effectiveness of certain clauses included in the agreement for the purchase and sale of guaranteed energy, signed on May 31, 2000. On August 8, 2006, the International Chamber of Commerce of Paris, in relation to “Case 12656/KGA/CCO”, through which Copel, Copel Geração and UEG Araucária were litigating, issued the “Award by Consent and Final Award on Costs”, ending the discussion between the parties with the signature of the Quota Assignment and Other Arrangements Agreement. In addition, the Quota Assignment and Other Arrangements Agreement foresees the irrevocable and irretractable settlement of one party in relation to the other, as well as its subsidiaries and parent companies, ending the existing discussions for all the legal purposes. The reversal of the provision which was carried out by the Company’s management on June 30, 2003, based not only on the legal opinion of the Civil Law Institute (IDC) but also on the understanding that the agreement signed between the parties was ineffective, proved itself correct.

UEG Araucária Operating Plan:

In an attempt to satisfactorily resolve the litigation involving Copel and UEG Araucária, which started in 2003 and whose pending solution created an uncomfortable situation for the litigants, mainly because of the significant amounts under discussion, Copel acquired the participation of the company El Paso in the enterprise UEG Araucária for an amount compatible with the amounts recorded by UEG Araucária. In parallel to this, the corporate planning of Copel foresees the growth of income from energy generation which may be reached basically by the increase in the offer of energy generation sources. Accordingly, the acquisition of the quotas of UEG Araucária held by El Paso contribute to the achievement of this objective.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The power generated at the facility shall be made available under long-term agreements at the Electric Energy Trading Chamber’s (CCEE) A-3 or A-5 auctions, with supply starting in 2010 or 2012. On March 6, 2006, COPEL and Petrobras signed a Letter of Intent under which Petrobras will make its best efforts to meet the fuel supply requirements for the operation of UEG Araucária, by providing either natural gas or an alternative energy source.

Should natural gas supply be viable, the commercial conditions for such supply shall be set upon the signature of a new supply contract and shall reflect the new fuel purchase costs and incremental transport rates. In the case of an alternative fuel, the commercial conditions for such supply shall be the market standard ones, taking into consideration the supply chain.

From 2006 until the beginning of sales at CCEE auctions, the facility may be operated to supply the interconnected system or to supply short-term energy. In September 2006, the facility went online upon request by the National System Operator (NSO) and generated 246,451 MWh.

COPEL has already obtained the renewal, by the Environmental Institute of Paraná (IAP), of the facility's environmental operation license for natural gas operation, which had expired in 2004. The request for an environmental license for operation with alternative fuels shall be submitted soon.

Purchase of the shares of UEG Araucária held by El Paso:

Copel, in compliance with the provisions of CVM Instruction 358/2002, informed the market, on February 17, 2006, that a Memorandum of Intentions was signed between the Company and El Paso Energy Araucária Company. This instrument contained the parameters and guidelines which directed the negotiations which ended with the signing, on May 30, 2006, of the Quota Assignment and Other Arrangements Agreement. The main items agreed at the time of negotiations and implemented concomitantly with the signing of the Quota Assignment and Other Arrangements Agreement or in the immediate subsequent days are as follows:

1) Copel acquired all the quotas held by El Paso Empreendimentos e Participações Ltda. for the amount equivalent to US$ 190 million;
2) the purchase price was fully paid to Aquamarine Power Holdings, L.L.C, holder of all the quotas of El Paso Empreendimentos e Participações Ltda., which held 60% of the capital quotas of UEG Araucária;
3) the implementation of the purchase and sales agreement was previously approved by ANEEL, the Legislature of the State of Paraná and the administrative bodies of El Paso and Copel;
4) the joint request for the extinction of the lawsuits and arbitration proceedings in progress in the State Courts and the International Chamber of Commerce of Paris.

On May 30, 2006, Copel Participações, through its subsidiary Copel Empreendimentos Ltda., acquired 60% of the capital of UEG Araucária Ltda., amounting to R$ 436,563 and equivalent to US$ 190 million. This acquisition generated goodwill amounting to R$ 53,955, based on expected future profitability which will be amortized over the remaining term of the concession, i.e. 23 years under the straight-line method.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(e) Dominó Holding S.A.

Dominó Holding S.A. is a company which owns 34.75% of the share capital of Companhia de Saneamento do Paraná – SANEPAR, a mixed capital company whose business comprises basic sanitation services, including water supply and sewage collection and treatment.

(f) Foz do Chopim Energética Ltda.

The Foz do Chopim hydroelectric plant is located on the Chopim River in the State of Paraná and was built on the already existing structure of the Julio de Mesquita plant, which is no longer active. Copel Partnerships owns 35.77% of the total issued and outstanding share capital of the Foz do Chopim hydroelectric plant and the remaining 64.23% is owned by DM Planejamento Administração e Participações Ltda. The plant has an installed capacity of 29.07 MW. The investment necessary to construct the plant was R$51.4 million, of which R$28.5 million was funded by Copel Partnerships. The first generation unit started operating on October 25, 2001, and the second-generation unit started operating on December 8, 2001.

13 Property, Plant and Equipment

	December 31

	2006			2005

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

In service
Generation	4,307,706	(1,588,395)	2,719,311	4,265,518	(1,486,354)	2,779,164
Transmission	1,497,936	(483,148)	1,014,788	1,381,276	(443,291)	937,985
Distribution	3,438,683	(1,723,599)	1,715,084	3,255,323	(1,584,860)	1,670,463
Telecommunications	308,053	(156,276)	151,777	290,969	(130,451)	160,518
Holdings	343	(222)	121	383	(232)	151
Elejor	605,062	(14,023)	591,039	285,405	(3,895)	281,510
Gas	140,415	(27,122)	113,293	130,798	(21,207)	109,591
UEG Araucaria	633,398	(44,910)	588,488	-	-	-

	10,931,596	(4,037,695)	6,893,901	9,609,672	(3,670,290)	5,939,382

Construction work in
progress	667,180	-	667,180	817,032	-	817,032

	11,598,776	(4,037,695)	7,561,081	10,426,704	(3,670,290)	6,756,414

Special obligations
Transmission	(7,145)	-	(7,145)	(7,140)	-	(7,140)
Distribution	(801,467)	-	(801,467)	(757,983)	-	(757,983)

	(808,612)	-	(808,612)	(765,123)	-	(765,123)

	10,790,164	(4,037,695)	6,752,469	9,661,581	(3,670,290)	5,991,291

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

	December 31

	2006			2005

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

(-) Intangible assets	71,395	(30,612)	40,783	70,731	(27,544)	43,187

Property, plant and equipment, net	10,718,769	(4,007,083)	6,711,686	9,590,850	(3,642,746)	5,948,104

Intangible assets relate to rights of use of software and land rights of way.

The principal annual depreciation rates are as follows:

Percentage

Generation
Equipment	10.0
Generator	3.3
Reservoirs, dams and water mains	2.0
Hydraulic turbine	2.5
Steam and gas turbines	5.0
Water treatment and cooling	5.0
Gas conditioner	5.0
Transmission
System structure and conductor, and power transformer	2.5
Equipment	10.0
Re-ignition	4.3
Distribution
System structure and conductor, and power transformer	5.0
Capacitors and distribution switches	6.7
Voltage regulator	4.8
Telecommunications
Energy and transmission equipment	10.0
Overhead and underground cables, wiring and private switching center	10.0
Holdings
Equipment	10.0
Furniture	10.0
Buildings	4.0
Vehicles	20.0
Gas
Gas pipeline	3.3
Gas pipeline operation equipment	10.0

ANEEL Regulatory Resolution no. 240, dated December 5, 2006, requires that power utilities calculate and account for new periodic depreciation quotas as of January 1, 2007.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(a) Expropriation

Certain properties required for the implementation of the Company's projects, specifically those necessary for the construction of dams and transmission lines, have been expropriated pursuant to specific legislation and are subject to compensation, negotiations and settlement with their prior owners. Because of the difficulty in arriving at precise cost estimates and the time required to obtain court decisions when out-of-court negotiations are unsuccessful, the cost of each asset is determined only at the end of the expropriation process and is then capitalized as part of property, plant and equipment.

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

(c) Special obligations

These are obligations linked to the Electric Energy Public Service Concession and represent funds provided by the Federal Government and customers, as well as certain unconditional donations and grants for investments in the electric energy public service in the distribution activity. The special obligations are established by the regulatory authorities for transmission and distribution concessions, and by the end of the concession the amount of special obligations will be offset against the net book value of related assets.

In accordance with ANEEL Resolution No.234, October 31, 2006, which establishes the principles for holding the second cycle of the periodic tariff review, in June 2008 for Copel Distribuição, the special obligations will be amortized, based on this review, using the depreciation rates applied for depreciation of the Property, plant and equipment. See note 33 a(ii).2.

(d) Electric Energy Universalization Plans

Under Resolution no. 223, dated April 29, 2003, later amended by Resolution no. 52, dated March 25, 2004, and Resolution no. 175, dated November 28, 2005, ANEEL set forth the overall conditions for the development of Electric Energy Universalization Plans aimed at supplying new customers or increasing the capacity of supply to existing customers. This Resolution regulates the provisions of Articles 14 and 15 of Law no. 10,438, dated April 26, 2002, and sets the duties of the holders of electric energy distribution concessions and permits. These articles were later amended by Law no. 10.762, dated November 11, 2003, and by Law no. 10,848, dated March 15, 2004. The changes include a reorganization of the priority of service to municipalities, emphasizing municipalities with a lower rate of electrification and limiting service to new customers connected at low voltage (lower than 2.3 kV), with loads of up to 50 kW.

The “Luz para Todos” (“Light for Everyone”) program, launched by the Federal Government under Decree no. 4,783, dated November 11, 2003, is aimed at providing electric energy to 100% of Brazil by 2008, at no charge to consumers.

This program is coordinated by the Ministry of Mines and Energy and carried out with the participation of Centrais Elétricas Brasileiras S.A. – Eletrobrás. In Paraná, the Ministry is represented by Eletrosul, and the participants are the State Government and COPEL.

Furthermore, the program is integrated with several social and rural development programs implemented by the Federal Government and by State Governments, to ensure that the rural electrification efforts result in increased agricultural output, in increased income and in social inclusion, providing better standards of living to the rural communities.

COPEL’s preliminary goal was to connect 36,000 (unaudited) rural customers by the end of the program, scheduled for 2006. Even though it was originally scheduled to begin in January, the Program only became operational in June 2004, due to a six-month delay in the signature of the agreement.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The Ministry of Mines and Energy took into account, for purposes of fulfilment of the goal, the 6,000 (unaudited) connections COPEL had made from January to June 2004.

In order to implement the remaining 30,000 (unaudited) connections, the estimated investments for the program were broken down as follows:

Source	Share - %	2006

Federal Government – CDE subsidy	30.00	44,820
Paraná State Government	10.00	14,940
RGR Financing	40.00	59,760
Contractor - COPEL	20.00	29,880

	100.00	149,400

Approximately 28,000 (unaudited) new rural customers were connected to COPEL’s grid since June 2004, at a cost of R$ 137,711 (unaudited), and the remaining connections for the fulfillment of the Company’s goal will be made in 2007.

In light of the remaining connections from 2006, The Company requested to the Ministry of Mines and Energy an amendment to the contract currently in effect. This amendment also comprises supply to another 12,000 (unaudited) rural customers, at an estimated cost of R$ 70,800 (unaudited).

14 Suppliers

	December 31

	2006	2005

Transmission network use charges
Connection	213	252
Basic network	45,383	41,765
Energy transmission	2,728	3,102

	48,324	45,119

Electricity suppliers
ANDE (Paraguay)	1,341	4,763
Eletrobrás (Itaipu)	71,874	77,921
CIEN - short-term (Note 20(c)(ii))	63,000	63,000
CIEN - long-term (Note 20(c)(ii))	62,862	175,452
Foz do Chopim Energética Ltda. (a)	-	69,244
Furnas Centrais Elétricas S.A.	28,730	18,348
Companhia Hidroelétrica do São Francisco - Chesf	16,721	-
Companhia Energética de São Paulo - Cesp	9,588	-
Itiquira Energética S.A.	7,386	7,037
Dona Francisca Energética S.A.	4,413	4,182
Other concessionaires	28,250	35,851

	294,165	455,798

Supplies and services
Petróleo Brasileiro S.A. - Petrobras (b)	37,871	778,286
Petróleo Brasileiro S.A. - Petrobras - long-term (b)	268	268
Petróleo Brasileiro S.A. - Renegotiation (b)	170,183	-
Other suppliers - current	74,721	58,358
Other suppliers - non-current	899	889

	283,942	837,801

	626,431	1,338,718

Suppliers - current	392,219	1,162,109
Suppliers - non-current	234,212	176,609

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(a) Foz do Chopim Energética Ltda.

By means of the signing, on October 23, 2006, of the Statement of Transaction and Settlement between Copel and Foz do Chopim Energética Ltda, the lawsuits through which the Company claimed the annulment of the electric energy purchase and sale contract and its addenda were extinct, as well as the lawsuit in which Foz do Chopim claimed the receipt of the values owed for the electric energy delivered. The extinction of the loan contract signed between the parties was also agreed. The mutual and reciprocal settlement of the principal and accessory obligations maintained between the parties, arising from the contracts signed, is the object of the agreement. By means of the mentioned agreement, Copel paid to Foz do Chopim the amount of R$ 31,018 represented by the balance resulting from the offset of reciprocal credits and debts.

(b) Petróleo Brasileiro S.A. - Petrobras

The amounts owed to Petrobras totaling R$ 38,139 as of December 31, 2006 (2005 - R$ 778,554), comprise gas purchases of R$ 38,139 (R$ 495,356 of gas purchases plus fines and penalties of R$ 283,198 in 2005).

The renegociation obligations with Petrobras, of R$ 170,183, refers to the provision for the payment of the amount of gas guaranteed in the original contract signed between Copel and Compagas, which foresaw payment even if the related consumption did not actually take place (take or pay). The contract also provided for the recovery of gas referring to the amount paid for the 7-year period, which was linked to the equivalent consumption of gas. However, the actual recovery was linked to the normal compliance with the contract, and this was hindered due to the agreement signed between Copel, Petrobras and Compagas.

On March 7, 2006, through a relevant event notice to the market, Copel informed that, on the previous day, it signed with Petrobras an agreement to settle the pending issues referring to the gas contract for the Thermoelectric Plant of Araucária, the bases of which had been previously communicated to the market in the relevant event notice of February 24, 2006. The agreement comprised the signing of a Out-of-Court Transaction Contract through which Copel Geração S.A., with Copel as joint debtor, acknowledged a debt of R$ 150,000 with Petrobras, which is the assignee of the credits of Compagas with Copel Geração, payable in 60 monthly installments as from January 2010, restated by the Special System for Settlement and Custody (SELIC) rate. However, the improvement of this transaction and the consolidation of its financial and accounting effects were subordinated to the fulfillment of two preceding conditions:

1) ANEEL approval of the payment in kind by Copel Geração of its receivables in guarantee of the payment of the debt acknowledged with Petrobras. This condition was fulfilled through Order 769 of April 13, 2006 published in the Federal Official Gazette (DOU) of April 17, 2006, through which the mentioned Agency approved the constitution of such guarantee, which comprises the receivables of Copel Geração, corresponding to 2.56% of net revenue of the concessionaire; and

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

2) The negotiation with Compagas of payment amounts and conditions (i) values referring to the penalities (contract fines and interest on late payment) provided for in the Natural Gas Purchase and Sale Agreement signed by Copel Geração S.A and Compagas on June 5, 2002. These obligations, in view of the signature of the Out-of-Court Transaction Agreement between Petrobras and Copel which regularized the principal amount of the gas purchase agreement mentioned above, should, then, be considered as settled and unenforceable; and (ii) values referring to the margin owed by Copel Geração to Compagas on the invoicing of the “take or pay” and “ship or pay” installments of the Natural Gas Purchase and Sales Agreement which are not contemplated by the negotiation made with Petrobras through the Out-of-Court Transaction and Debt Acknowledgment Agreement, whose object was restricted only to the principal of the debt.

Due to the negotiations made by Copel Geração referring to the values mentioned in item “2” above, including the joint acknowledgment that the mentioned contract penalties became unenforceable, and which were concluded in May 2006, and immediately thereafter, since only then the Out-of-Court Transaction Agreement signed by Petrobras, Compagas, Copel Geração and Copel was improved, the provisions which Copel was recording to date to cover all the obligations arising from the Natural Gas Purchase and Sale Agreement (principal, contract fines, late payment charges and margin) were reversed, so that the consequent result (reduction of obligations) was reflected in the books at the closing of the six-month period.

In the Statement of Consent, Petrobras declares that it has nothing against the acquisition by Copel of the quotas of “El Paso Empreendimentos e Participações Ltda.”, parent company of UEG Araucária, held by El Paso. The parent company has changed its name to Copel Empreendimentos Ltda. This transaction, which was formalized on May 30, 2006, resulted in the increase in the participation of Copel in UEG Araucária, by means of the payment of the equivalent to US$ 190 million. Now, Copel controls 20% of UEG Araucária Ltda. directly and 60% indirectly, through Copel Empreendimentos Ltda. Petrobras still holds 20% of the quotas.

In accordance with the Protocol of Intentions, Petrobras will exert its best efforts to fulfill the fuel supply requirements of the operation of UEG Araucária, as from 2010, and this fuel may be natural gas or another alternative energy source.

The agreement with Petrobras and the Memorandum of Intentions settled, out-of-court, the existing conflicts about the gas supply contract for the Thermoelectric Plant of Araucária and makes possible the technical and operating feasibility of this plant.

On May 30, 2006, Copel Geração signed a Statement for the Ratification of Mutual Settlement with Compagas in which both parties recognized to each other full, general, irrevocable and irretractable mutual settlement of all obligations and rights arising from the Natural Gas Purchase and Sale Agreement which they had signed on May 30, 2000 and which was rescinded on May 31, 2005. As from the signature of the Out-of Court Transaction Agreement with Acknowledgment of Debt, which was agreed to with Petrobras with the participation of Copel, nothing remains between the companies to be demanded, on any grounds. There remains the debt therein acknowledged by Copel Geração in the principal amount of R$ 150,000 which will be paid by Copel Geração or by Copel directly to Petrobras, in the form therein established, with the sole and specific exception of the portion referring to the Distribution Margin of Compagas. Pursuant to the provisions of the Statement for the Ratification of the Mutual Settlement with Compagas, on May 31, 2006, the amount of R$ 355.929, referring to contract fines related to the gas purchase and transportation, is no longer required, i.e., is considered as fully settled.

In view of the agreements mentioned above, on May 31, 2006, Copel recognized in the results for the year the reduction in its liabilities, in the amount of R$ 654,044, of which R$ 298,115 were classified under Raw material and supplies for electric energy generation, R$ 283,198 under Discounts obtained and R$ 72,731 as reversal of Financial expenses relating to charges appropriated in 2006. Up to December 2006, the Company recorded R$ 20,183 under Financial expenses referring to the contractual restatement of the remaining balance.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

15 Loans and Financing

	December 31

	2006				2005

	Current portion		Long-term

		Accrued
	Principal	interest	Principal	Total	Total

Foreign currency
IDB (i)	20,318	1,766	71,380	93,464	122,302
National Treasury Department (ii)	7,774	1,469	92,787	102,030	121,400
Banco do Brasil S.A (iii)	4,442	281	8,884	13,607	20,040
Eletrobrás	6	-	46	52	66

	32,540	3,516	173,097	209,153	263,808

Local currency
Eletrobrás (iv)	45,690	1,862	290,095	337,647	365,186
Eletrobrás - ELEJOR (v)	-	-	49,353	49,353	33,377
BNDES (vi)	6,418	-	25,725	32,143	38,315
Other	121	5	920	1,046	1,191

	52,229	1,867	366,093	420,189	438,069

	84,769	5,383	539,190	629,342	701,877

(i) IDB (Inter-American Development Bank) - consists of a loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on January 15, 1991, in the amount of US$ 135,000. The principal amount, the first installment of which was paid on January 15, 1997, and interest are due semi-annually until 2011. Interest is calculated according to the IDB funding rate, which in the second half of 2006 was 4.14% p.a. The agreement features provisions providing for termination in the following cases:

1) Default by the debtor on any other obligation set forth in the agreement or agreements signed with the Bank for financing of the project;

2) Withdrawal or suspension of the Federal Republic of Brazil as a member of the Bank;

3) Default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

4) Ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, equal to or greater than 1.2; and

5) Ratio between long-term indebtedness and shareholders’ equity not exceeding 0.9.

Other requirements include:

  the Company should take proper measures to obtain tariffs which should cover all operating costs;

  the Company is prohibited from acquiring its own shares and distributing any part of its capital without the bank's prior authorization.

The Company has met the contractual conditions.

This agreement is guaranteed by the federal government of Brazil.

(ii) National Treasury Department (NTD) - the debt classified as National Treasury Department refers to obligations for which terms and payment conditions were established as part of the Brazilian foreign debt restructuring, under Law 4,131/62, signed on May 20, 1998, in the context of the Brady Plan, is as follows:

					December 31

	Maturity	Due	Grace period	Amortization
Bond type	(years)	date	(years)	(in installments)	2006	2005

Par bond (a)	30	2024	30	One payment at maturity	34,137	37,375
Capitalization bond (b)	20	2014	10	21 semi-annual	21,858	27,121
Debt conversion bond (c)	18	2012	10	17 semi-annual	17,886	23,050
Discount bond (d)	30	2024	30	One payment at maturity	23,829	25,984
EI-bond (interest bonds) (e)	12	2006	3	19 semi-annual	-	1,273
New money bonds (f)	15	2009	7	17 semi-annual	2,144	3,274
FLIRB (g)	15	2009	9	13 semi-annual	2,176	3,323

					102,030	121,400

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

As collateral for this agreement, the Company assigned and transferred to the FederalGovernment, conditioned to the nonpayment of any financing installment, the credits to be made to its account receivable for own revenues, up to a limit sufficient to cover the payment of installments and other charges payable at each maturity. For Discount Bonds and Par Bonds, there are collateral deposits of R$ 10,159 and R$ 14,471 (2005 - R$ 11,147 and R$ 15,893), respectively, accounted for in other non current assets.

(iii) Banco do Brasil S.A. – (a) consists of a loan in Japanese Yen for the gas thermoelectric substation of the Salto Caxias plant, with amortization in 20 semi-annual installments, beginning March 7, 2000, subject to interest of 6.6% per year. The debt is guaranteed by COPEL's accounts receivable, in case of default.
(b) private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a.

(iv) Eletrobrás - consists of loans funded by Fundo de Financiamento da Eletrobrás - FINEL and the RGR for the expansion of the generation, transmission and distribution systems. Amortization of the outstanding balances started in February 1999 and the final maturity is in August 2021. Interest of 5.5% to 6.5% per year and principal are paid on a monthly basis indexed by the FINEL (Eletrobrás financing rate) index and UFIR. Copel received the first installment to be applied in the Light for All Program, in the amount of R$ 12,744, referring to contract ECFS-142/06, signed in May 11, 2006 and totaling R$ 42,480. These resources are originated from the Global Reversion Reserve (RGR), and have a 24-month grace period and shall be amortized in 120 monthly installments with final maturity date on September 30, 2020. The Company’s revenue is pledged as collateral.

(v) Eletrobrás - ELEJOR - consists of interest and monetary indexation on ELEJOR preferred shares held by Eletrobrás, which are redeemable. The redeemable shares are adjusted by the IGP-M plus interest of 12% per year less dividends paid, beginning in 24 months after the start-up of ELEJOR and payable in 32 quarterly installments. 15% of the Company’s revenue is pledged as collateral.

(vi) BNDES - consists of a loan obtained by Companhia Paranaense de Gás - COMPAGAS, signed on December 14, 2001, a line of credit repayable in 99 installments. Tranches A and C are subject to TJLP plus interest of 4% per year, and in the event of TJLP exceeds 6% per year, the surplus will be added to the principal. Tranches B and D are subject to UNBND rate plus interest of 4% per year. The Company’s revenue is pledged as collateral.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(a) Maturity of loans and financing

	December 31, 2006

	Foreign	Local
	currency	currency	Total

2007	36,056	54,096	90,152
2008	32,618	43,769	76,387
2009	31,765	43,994	75,759
2010	26,471	45,850	72,321
2011	16,275	45,842	62,117
Thereafter	65,968	186,638	252,606

	209,153	420,189	629,342

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

16 Debentures

As of December 31, 2006 and 2005, the debentures balances were as follows:

	December 31

	2006			2005

	Short-term	Long-term	Total	Total

Local currency
Second Issue (a)	637,329	-	637,329	620,122
Third Issue (b)	158,785	266,680	425,465	435,251
Fourth Issue (c)	26,290	600,000	626,290	-
Elejor (c)	15,951	262,550	278,501	286,855

	838,355	1,129,230	1,967,585	1,342,228

a) Debentures - Second Issue

The issuance of simple debentures was approved at the 156th Extraordinary Shareholders' Meeting of February 19, 2002, and concluded on May 9, 2002, with full subscription in the amount of R$ 500,000, divided into 3 series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a 5-year validity term and maturity on March 1, 2007. The first series was repurchased on February 27, 2004 and the second series was renegotiated in March 2005. The second and third series were paid on March 1st, 2007.

Debentures are non-preferred (negotiable), for which COPEL's wholly-owned subsidiaries were jointly and severally collateralized. These debentures are nonconvertible into shares. The proceeds were used to settle Euro-Commercial Paper and applied in the 2002-2004 investments program in the wholly-owned subsidiaries. The remuneration of the 1st and 2nd series will be equivalent to the average of the CDI, expressed as an annual percentage, base 252 days, calculated and issued by the Central System for Custody and Financial Settlement of Securities - CETIP, and a spread of 1.75% per year. The interest will be paid semi-annually on the first business day of March and September. The nominal unit value of the 3rd series debentures will be remunerated as from the issuance date, March 1, 2002, based on the IGP-M index published by Fundação Getúlio Vargas, considering the number of days, and subject to interest of 13.25% per year. Interest will be paid annually on the first business day of March, adjusted based on the IGP-M, in a single installment, together with the principal.

b) Debentures - Third Issue

In March 2005, the Company filed with the CVM the request to issue a Debenture Program in the amount of R$ 1,000,000. The 1st series of this program totaled R$ 400,000 and the proceeds were used in May 2005 to repay the Eurobonds of US$ 150 million issued in 1997. The debentures are nonconvertible into shares and remunerated at 115% of the average daily rate of the CDI, with amortization beginning in 2007 and final maturity in 2009. Interest is paid semi-annually, starting on August 1, 2005, to February 1, 2009.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The debentures of the third issue are secured by the bank account at Banco do Brasil S.A. of Copel Geração S.A., where the resources from the energy sales agreements are deposited.

The Company is required to comply with certain covenants measured in accordance with Brazilian GAAP: (i) consolidated EBITDA/consolidated financial expenses for the twelve month period ending on the last day of the fiscal quarters March and September should be, at least, 1.8 through June 30, 2006 and 2.0 as from June 30, 2006; (ii) consolidated debt/consolidated EBITDA no greater than 4.0; and (iii) consolidated debt/(consolidated debt plus shareholders’ equity) no greater than 0.42.

The Company has met the contractual conditions.

c) Debentures – Fourth Issue

The issuance of 60 thousand debentures constituted the fourth single issuance carried out by the Company on September 1, 2006, in the amount of R$ 600,000, completed on October, 6, 2006, with full subscription totaling R$ 607,899, valid for 5 years as from date of issuance and with final maturity, in sole series, on September 1, 2011. Debentures are single, non-convertible into shares, book-away, nominative and without guarantee.

By way of remuneration on the nominal value of debentures, conventional interest will incur corresponding to 104% of the One-day Interbank Deposit (DI over) rate, "extra group", stated as a percentage per annum, on the basis of 252 business days, daily disclosed by the Clearing House for the Custody and Financial Settlement of Securities (CETIP) (at the DI rate) and calculated on the compound and cumulative interest method on a pro rata temporis basis for the business days elapsed. The remuneration corresponding to the capitalization period will be owed and paid on a semi-annual basis, with the first due date on March 1, 2007 and the last on September 1, 2011. The debentures may not be renegotiated.

The funds obtained from the public distribution of debentures will be appropriated to the extension of the profile of the Issuer debt, through the payment of its financial obligations, as well as to the injection of cash. The funds obtained from the Issuance shall be used for the financial settlement of 1/3 of the principal value of the debentures of the 3rd issuance of the Issuer, due on February 1, 2007 and settlement of the principal of the debentures of the 2nd issuance of the Issuer, due on March 1, 2007.

The Company is required to comply with certain covenants measured in accordance with Brazilian GAAP: (i) consolidated EBITDA/consolidated financial expenses equal or higher than 2.0. ; (ii) maximum consolidated net debt/consolidated EBITDA of 4.0; and (iii) maximum consolidated net debt /(consolidated net debt plus stockholders’ equity plus minority interest) of 0.42.

The Company has met the contractual conditions.

d) Debentures - ELEJOR

In February 2005, ELEJOR issued 1,000 convertible debentures comprised by two series in the amount of R$ 255,626 indexed to TJLP, plus a spread of 4% per year. The amortization of 660 debentures from the first series starts in May 2009 with final maturity in February 2015, and the amortization of 340 debentures from the second series starts in May 2010 with final maturity is in February 2016. Interest on the first series will start on February 2006, and will be paid quarterly through February 2015. Interest on the second series will be paid annually through February 2007, and will be paid quarterly starting on May 2007 through May 2016.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The debentures issued by ELEJOR were acquired by BNDES Participações S.A. - BNDESPAR, and were guaranteed by Copel Participações S.A., the proceeds will be used mainly for: (i) investments in the Fundão-Santa Clara Power Complex; (ii) investments in two small hydroelectric plants, PCH Santa Clara I and PCH Fundão; (iii) payment of 50% of the amount borrowed between July 1, 2004 and September 30, 2004 from Copel Participações S.A.; (iv) payment of loans from Copel Participações S.A., as from October 1, 2004.

Maturity of debentures, as of December 31, 2006:

Total

2007	838,355
2008	133,340
2009	155,667
2010	41,103
2011	644,880
Thereafter	154,240

1,967,585

17 Taxes on Sales and Others

	December 31

	2006	2005

ICMS payable	116,032	157,129
PIS and COFINS payable	81,345	54,106
INSS included in REFIS, net of payments (i)	48,254	71,023
Other	31,783	44,806

	277,414	327,064

(i) Tax Recovery Program - REFIS

In 2000, the Company included in the Tax Recovery Program (REFIS), created by Law 9,964, of April 10, 2000, a total debt of R$ 82,540, arising from tax obligations to the National Institute of Social Security (INSS), and settled R$ 45,766 related to interest, using credits deriving from income tax and social contribution loss carryforwards purchased from third parties. Considering that the Federal Revenue Secretariat (SRF) has not yet completed the analysis of this transfer of tax credits, the Company set up the provision in September 2003. As of December 31, 2006, the provision recorded totaled R$ 48,254 including interest and monetary indexation (2005 - R$ 71,023).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

18 Regulatory Charges

	December 31

	2006	2005

Financial settlement - water resources	7,073	12,382
Energy development account - CDE	13,258	10,934
Emergency capacity charges	71	10,021
Global reversal reserve – RGR	5,306	5,390
ANEEL inspection fee	1,324	1,117
Fuel consumption account – CCC	33,141	1,051
Other	-	370

	60,173	41,265

19 Other accrued liabilities

Other accrued liabilities include the provision for research and development programs (R&D) and energy efficiency programs (PEE) in the amount of R$ 174,316 and R$ 95,870, as of December 31, 2006 and 2005, respectively.

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

20 Commitments and Contingencies

(a) Provision for contingencies and judicial deposits

The Company is a party to several labor claims, tax suits, and civil actions filed with different courts. Company management, based on the opinion of its legal counsel, maintains a provision for contingencies relating to litigation with a probable chance of an unfavorable outcome. The Company also made judicial deposits of equivalent or lesser amounts pending final legal decision.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(a).1 Judicial Deposits

	December 31

	Judicial deposits
	(non-current assets)

	2006	2005

Labor contingencies - a(i)	68,650	62,693

Civil
Land expropriation and right of way - a(iv)	7,149	6,852
Customers - tariff litigation - a(v)	1,640	-
Civil and environmental - a(vi)	13,982	10,946

	22,771	17,798

Taxes
INSS - a(ix)	47,934	48,015

	47,934	48,015

Other judicial deposits	1,599	985

	140,954	129,491

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(a).2 Provision for Contingencies

			December 31
	Provision for contingencies (non-current liabilities)

		Judicial	Net	Net
	Contingencies	Deposits	Provision	Provision
			2006	2005

Labor contingencies - a(i)	88,027	(10,706)	77,321	82,667
Regulatory contingencies - a(ii)	2,083	-	2,083	-

Civil
Suppliers – a(iii)	49,074	-	49,074	-
Land expropriation and right of way - a(iv)	15,011	-	15,011	13,384
Customers - tariff litigation - a(v)	11,065	(32)	11,033	18,558
Civil and environmental - a(vi)	22,006	(385)	21,621	39,835

	97,156	(417)	96,739	71,777

Taxes
COFINS - a(vii)	-	-	-	197,549
PASEP - a(viii)	14,562	(14,344)	218	218
INSS - a(ix)	-		-	25,625
Other - a(x)	55,879	(9,767)	46,112	30,741

	70,441	(24,111)	46,330	254,133

	257,707	(35,234)	222,473	408,577

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Changes in consolidated provisions are as follows:

	Provision				Provision
	balance		Write-offs/		balance
Consolidated	2005	Additions	Reversals	Settlement	2006

Labor contingencies	82,667	18,260	(18,858)	(4,748)	77,321

Regulatory contingencies	-	2,083	-	-	2,083

Civil
Suppliers	-	49,074	-	-	49,074
Land expropriations and right of way	13,384	5,655	(4,028)	-	15,011
Customers	18,558	-	(7,388)	(137)	11,033
Civil and environmental right	39,835	11,287	(28,029)	(1,472)	21,621

	71,777	66,016	(39,445)	(1,609)	96,739

Tax
COFINS	197,549	-	(197,549)	-	-
PASEP	218	-	-	-	218
INSS	25,625	-	(25,625)	-	-
Other	30,741	29,959	(14,588)	-	46,112

	254,133	29,959	(237,762)	-	46,330

	408,577	116,318	(296,065)	(6,357)	222,473

In compliance with CVM Ruling no. 489, dated October 3, 2005, the amount tied to cases classified as reasonably possible losses, estimated by the Company as of December 31, 2006, reached R$ 1,193,179, of which R$ 41,164 correspond to labor claims, R$ 714,568 to regulatory claims, R$ 174,908 to civil claims, and R$ 262,539 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/2002, based on the opinion of its legal counsel, as discussed in item b of this note, “Electric Energy Trading Chamber (CCEE)”.

Judicial deposits comprise funds deposited by COPEL to secure the execution of rulings in labor and civil lawsuits. Once there is a ruling in a lawsuit, execution proceedings take place. After being summoned to pay the amounts ruled by the court, COPEL makes a judicial deposit and may then dispute their calculation. After a ruling on the miscalculation claims, the court authorizes the plaintiff to withdraw from said deposit the amounts he or she is entitled to and authorizes COPEL to withdraw any remaining amounts the Company is entitled to on account of miscalculation, as the case may be.

a(i) Labor contingencies

Refer to lawsuits filed by former employees against the Company involving the payment of overtime, risk premium, transfer, salary equalization/reclassification and others and, also, lawsuits filed by its contractors’ former employees (joint liability) and outsourced companies (secondary responsibility) involving indemnity and others.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(ii) Regulatory contingencies

In light of the regulation and supervision powers granted to the National Electric Energy Agency (ANEEL), under Law no. 9,427/1996, in the area of electricity services and facilities, all holders of concessions, permissions, or authorizations, such as the Company's subsidiaries, are subject to administrative proceedings before the Federal Government, pursuant to Law no. 9,784/1999, and must comply with the exploitation and legislation powers of the Federal Government under articles 20, VIII, 21, XII, (b) and 175 of the Federal Constitution. Once administrative proceedings have been concluded with an unfavorable ruling against such a party, the resulting lawsuit may begin. Both on the administrative and on the judicial level, regulatory claims usually deal with legal and regulatory aspects of concession agreements and authorizations, in light of the regulation and supervision powers/duties of the regulatory agency. For instance, there are currently, on both levels, claims disputing administrative actions taken by ANEEL, such as the impositions of penalties. All claims are disputed by the agency.

a(iii) Suppliers

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of the arbitration proceedings with the Chamber of Arbitrage of the Getúlio Vargas Foundation, numbered 001 and 002/2004, through which they plead the payment of the overdue installment values, as well as the rescissory fines, related to the electric energy purchase and sale agreements signed with Copel Distribuição. The arbitrage proceedings were judged to be valid and, consequently, Copel Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees.

It should be noted that the agreements which were the object of the arbitrage proceedings are being questioned by a class action which pleads for their annulment (CVCEE/COPEL-DIS/DCOD/CPR no. 16/2002, Rio Pedrinho and CVCEE/COPEL-DIS/DCOD/CPR no. 17/2002, Salto Natal), with the argument that they are prejudicial to the Company’s net worth.

A declaratory action, filed by the Company, is also in progress for the annulment of the arbitrage clause of the contracts, currently numbered 380/2005, before the 2nd Tax, Bankruptcy and Receivership Court of the Judicial District of Curitiba.

Due to the restrictions imposed on Copel by the alleged default on these contracts, the Company filed the preliminary injunction no. 1392/2004, for which it obtained a favorable decision confirmed by majority of the Court of Justice of the State of Paraná, to hinder any constraint to Copel, considering that the contract is under discussion in court due to the above-mentioned declaratory action and class action. Copel also filed an ordinary action, which was distributed to the 2nd Tax Court – Record 950/2005, to plead for the annulment of the contracts and arbitrage judgments, and the defendants were served on September 30, 2005.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. presented a defense and the process was sent to the appreciation of the State Attorney’s Office. The latter had not issued its pronouncement up to the closing of these financial statements.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The companies Energética Rio Pedrinho and Consórcio Salto Natal filed a writ of execution against Copel Distribuição S.A. to execute the arbitrage judgments. Copel Distribuição was served and presented assets in pledge.

Copel will file an appeal of attachment to this execution, whereupon it will discuss the validity of the arbitrage judgments which are the object of the declaratory action in progress (record 950/2005). The Company recorded a supplementary provision of R$ 49,074.

a(iv) Land expropriation and right of way

COPEL’s real estate claims comprise condemnation, easements, repossession, adverse possession, land area corrections, and others. Actual disbursements are made in the first two cases, as compensation, and are always mandatory pursuant to article 4, section XXIV, of the Federal Constitution, which requires that the Federal Government pay fair compensation, in cash, prior to condemnation of private property.

These amounts are, however, classified as property, plant and equipment instead of expenses, since they are part of the costs of the related projects.

These real estate claims are aimed at obtaining lawful access to the land where power generation, transmission, and distribution projects will be built, either by legal transfer of the title to such land, in the cases of condemnation, or by the legal imposition of restrictions on the private use of the safety zones surrounding transmission lines, in the cases of easements.

The other claims involve the dispute of illegal claims to land that has already been expropriated or subject to easements, such as trespassing (repossession), changes to the physical dimensions of properties (land area corrections), and violation of the limits of COPEL's land (adverse possession). These claims only involve judicial expenses, without any sort of compensation.

a(v) Customers - tariff litigation

Refer, substantially, to lawsuits filed by consumers claiming: (a) the reimbursement of damages caused to household electric appliances; (b) indemnities for moral damages arising from the rendering of services (e.g., suspension of supply); and (c) challenging the constitutionality of the tariff increase based on DNAEE Ordinances 38 and 45, of January 27, 1986 and March 4, 1986, respectively, which became effective during the Brazilian government's "Cruzado Plan", and claiming refunds of the amounts involved. It is not possible to anticipate the final outcome of these lawsuits, although several other companies have obtained partial success. The Company recognized an accrual as of December 31, 2006 of R$ 11,033 (2005 - R$ 18,558) to cover probable losses on these lawsuits, regarding the tariff difference charged to industrial customers in the period from March to November 1986, plus charges on late payments. The amount is considered sufficient to cover probable losses.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(vi) Civil and environmental

Civil claims usually involve reparations for accidents involving power grids and vehicle accidents. Environmental claims involving COPEL and its subsidiaries usually comprise class actions whose goal is to stop the environmental licensing process for new projects or the recovery of permanent protection areas around power plant reservoirs which have been illegally used by individuals. COPEL estimates that unfavorable outcomes would result only in the cost of new environmental studies and recovery of Company-owned land.

a(vii) COFINS

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

The special appeal filed by the Union, no. Resp 855687, was assessed in the Superior Court of Justice in April 2006, and its continuance was denied by a single decision of the Reporting Minister against which the claimant filed an appeal with the Tribunal which, unanimously, denied it in the session held on December 12, 2006.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Subsequently, after the publication of the related court decision, the risk was reclassified as remote, and the corresponding provision, in the amount of R$ 197,549 was reversed, since the possibility of a change in the Higher Court decision was considered as remote.

In March 12, 2007, Copel, in compliance with the provisions of Instruction CVM 358/02, communicated to the market the reversal mentioned above.

a(viii) PASEP

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

In 1999, the Company adopted the benefits of the Provisional Measure ("Medida Provisória") 1,858-8, dated August 27, 1999 (updated by the Provisional Measure 2,037 of December 21, 2000), which provided for abatement of penalties if the Company paid the taxes and abandoned the judicial proceedings. A portion of the total balance deposited in a judicial escrow account in the past was already refunded to the Company in 1999 and the related reserve was reduced based on original values of the claim. The remaining balance as of December 31, 2006 of R$ 218, net of judicial deposits of R$ 14,344, (2005 - R$ 218) refers to interest and fines on the same subject which are still being reviewed by the Judicial Court, for which COPEL is waiting for the final court decision on the residual amount to be reverted.

a(ix) INSS

COPEL is party to a wide range of administrative and judicial proceedings involving social security contributions owed to the National Social Security Institute (INSS).

Most claims, however, involve COPEL’s joint liability for the collection of social security contributions levied on services rendered by third-parties. The amount of R$ 114,111, which is also represented mostly by contingencies related to INSS on third-party services, was classified as "possible loss" by the legal advisers, and therefore was not provided for in the consolidated financial statements.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(x) Other contingencies

• Services Tax (ISS)

About this matter, the main discussions refer to the tax assessments filed against the Company due to a possible lack of payment of ISS upon the hiring of third-party services.

• Value-added Tax on Sales and Services (ICMS)

As regards ICMS, the majority of the discussions involve the filing of a judicial claim by the Group A consumers against the inclusion of the contracted demand in the calculation basis of ICMS. However, in almost all of these judicial claims, the judiciary has removed the Company from the defendant position of the demand and maintains the State of Paraná as legitimate defendant to respond for the possible incorrect collection of ICMS amounts on the contracted demand of electric energy.

• Urban Real Estate Tax (IPTU)

COPEL has started administrative proceedings to dispute IPTU charges on its concession-related properties. In fact, this claim has been widely accepted at courts in cases of tax executions filed by State municipalities against COPEL.
In addition, COPEL is party to certain tax executions filed by certain municipalities to collect IPTU and/or other municipal charges/taxes.

• Rural Land Tax (ITR)

The discussions on ITR involve, basically, the questioning of the incidence of this tax on the flooded areas resulting from the construction of hydroelectric plants, as well as on the areas currently in possession of people settled due to the Resettling Programs which are, also, due to the construction of hydroelectric plants.

• Economic Domain Intervention Contribution (CIDE)

The Company presented administrative oppositions to 5 Assessment Notifications filed by the National Telecommunications Agency (ANATEL) claiming the collection of a possible complementary debt related to the Fund for the Universalization of Telecommunication Services (FUST) from January 2006 to June 2006.

On that occasion, the Company (Copel Telecomunicações) showed that the calculation basis used for the payment of FUST is correct, in accordance with the provisions of Art. 6, IV and 10, caput, of Law 9998/00 and there is no reason to claim a complementary debt.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(b) Electric Energy Trading Chamber - CCEE

The Wholesale energy market - MAE was extinguished on November 11, 2004, and its activities, assets and liabilities were assumed by the Electric Energy Trading Chamber - CCEE (Câmara de Comercialização de Energia Elétrica).

Amounts related to the sale of electric energy by COPEL Distribuição in 2000, 2001 and the first quarter of 2002 were recognized by the Company based on estimates prepared by the Company and information provided by the former MAE. These amounts were calculated under criteria and data set forth in ANEEL Decision 288/2002 and ANEEL Resolution 395/2002, and the Company has already contested these decisions at the administrative and judicial levels.

The Company's claim involves the partial sale of energy from Itaipu in the Southern and Southeastern sub-markets to comply with the bilateral agreements of electricity sales to distributors and industrial customers during the rationing period in 2001, when there was a significant difference in the prices of spot market energy. As of December 31, 2006, the estimated amount of calculation differences is approximately R$ 711,000 (2005 - R$ 610,000), which has not been recognized as a liability by the Company on its books. Management, based on the opinion of its legal counsel, considers that the probability of loss in this lawsuit is possible, accordingly, no provision was recorded as of December 31, 2006 and 2005.

On August 27, 2002, the Company obtained a favorable injunction issued by the Federal Regional Court - 1st Section, in order not to consider the new accounting set forth in ANEEL Decision 288 and ANEEL Resolution 395.

Changes in spot-market energy amounts (CCEE) in 2006 were as follows:

	Amount to			Amount to
	be settled at			be settled at
	December 31,			December 31,
	2005	Settlement	Appropriation	2006

Current assets (Note 6)	11,018	(130,537)	149,040	29,521
Current liabilities	-	(15,472)	16,720	1,248

Net balance	11,018	(115,065)	132,320	28,273

The amounts above can be subject to changes depending on the decisions on the ongoing lawsuits filed by some industry companies and the interpretation of COPEL of the current market rules. The companies that were not included in the rationing area were granted an injunction that nullifies ANEEL Decision No. 288, of May 16, 2002, the purpose of which was to explain to industry companies the treatment and the application of some former MAE accounting rules included in the Overall Agreement for the Electric Energy Sector.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(c) Commitments

Company management is renegotiating contracts, conducting studies, surveys, analysis, and audits to improve the contractual terms and conditions currently effective. Accordingly, the Board of Directors authorized the suspension of payments on the following contracts:

c(i) UEG Araucária Agreement

On May 30, 2006, Copel Geração entered into an agreement with Araucária to settle the outstanding legal disputes between the parties. Pursuant to this settlement agreement, Copel Participações agreed to acquire all of the interests held by El Paso Empreendimentos e Participações Ltda. in UEG Araucária Ltda. for U.S.$190.0 million. As a result, Copel Participações now own 80% of Araucária’s capital stock and Petrobras owns the remaining 20% and all legal proceedings that were initiated by the parties have been terminated.

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

These addenda comprise the following amendments to the original contracts: decrease in the contracted energy price; annual escalator based on criteria defined by the concession granting authority; decrease of contract period to 13 years from 20 years; reduction of the amounts of each contract by 50 percent; guarantees of receivables separate from the collection portfolio.

The addenda to formalize the agreement were signed on December 10, 2003 and approved by ANEEL on December 23, 2003.

In 2006, the Company recognized R$ 227,389 (2005 - R$ 309,334 and 2004 - R$ 322,037) in operating expenses for electricity purchased for resale from CIEN.

c(iii) COMPAGAS Agreement

As of December 31, 2006, the amount payable to Petrobras was recorded as suppliers and totaled R$ 208,322 (2005 - R$ 778,554). See Note 14(b).

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

The funded status for both the pension plan and the health-care plan were as follows:

				December 31

			2006	2005

	Pension	Health-care
	plan	plan	Total	Total

Fully or partially covered obligations	2.239,136	463,346	2,702,482	2,483,210
Fair value of plan assets	(2,906,979)	(120,323)	(3,027,302)	(2,508,104)
Actuarial (gains) losses to be amortized	947,226	-	947,226	628,405

Total actuarial obligation balance	279,383	343,023	622,406	603,511

Pension and health-care plans - current liability	122,225	11,410	133,635	132,902
Pension and health-care plans - long-term liability	157,158	331,613	488,771	470,609

Pension plan

Up to December 31, 1997, the Company sponsored a defined-benefit pension plan, which was changed into a new defined-contribution pension plan, as approved at the shareholders' meeting of October 15, 1998.

Due to the change in the former pension plan, the participant rights generated an obligation, which the Company agreed with Fundação Copel to pay in 240 monthly installments, beginning on February 1, 1999, indexed based on INPC (National Consumer Price Index) plus interest of 6% annually.

Upon the creation of wholly-owned subsidiaries on July 1, 2001, the obligation generated in 1998, updated until that date by the interest and indexation in accordance with the agreement with Fundação Copel, was formally transferred to them with the same interest and index of the original agreement mentioned above, to be paid in 210 monthly installments, with maturity beginning August 1, 2001. As a guarantee, the sponsors authorized Fundação Copel to restrict their bank account in case of default and the Company remained as guarantor of any deficit arising from the granting of benefits.

Health-care plan

Up to August 2001, medical assistance to employees and their dependents was provided directly by the Company, under the administration of Fundação Copel. After that date, the Company and its wholly-owned subsidiaries implemented a new health-care plan for their employees and dependents, which is being funded by monthly contributions from both sponsors and employees, computed in accordance with Brazilian actuarial rules and criteria.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The estimated net periodic plan costs for 2007 are as follows:

			2007

	Pension	Health-care
	plan	plan	Total

Cost of current service	14,279	2,056	16,335
Estimated interest cost	243,845	50,267	294,112
Estimated return on plan assets	(324,401)	(13,476)	(337,877)
Estimated employee contributions	(233)	-	(233)
Amortization of gain and losses	(43,414)	-	(43,414)

Total estimated	(109,924)	38,847	(71,077)

In 2006, 2005 and 2004, expenses incurred with pension and health-care plans were as follows:

				Year ended December 31

			2006	2005	2004

	Pension	Health-care
	plan	plan	Total	Total	Total

Post employment expenses	31,422	23,609	55,031	65,244	61,333
Active employee expenses	-	27,441	27,441	21,378	19,419

Subtotal	31,422	51,050	82,472	86,622	80,752
Other	-	-	45,214	21,378	21,895

Total	31,422	51,050	127,686	108,000	102,647

Actuarial assumptions applied in the calculation of obligations and costs for 2006 and 2005 were as follows:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

		2006		2005

	(i)	(ii)	(i)	(ii)

Discount rate	11.30	6.00	11.30	6.00
Salary increase rate	7.10	2.00	7.10	2.00
Expected return on plan assets	11.30	6.00	11.30	6.00
Inflation	5.00	-	5.00	-

(i) With inflation
(ii) Without inflation

22 Shareholders' Equity

(a) Capital stock

On May 3, 2006, the company increased its capital in the amount of R$ 395,000 through amounts previously recorded as reserve for investments.

At December 31, 2006, the capital stock amounts to R$ 3,875,000 (2005 - R$ 3,480,000) held the following main shareholders of record as follows:

							Thousands of shares

					Preferred shares

	Common
Shareholder	shares	%	Class A	%	Class B	%	Total	%

State of Paraná	85,028,598	58.6	-	-	13,639	-	85,042,237	31.1
BNDESPAR	38,298,775	26.4	-	-	27,282,007	21.3	65,580,782	24.0
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.6
Stock exchange (Brazil)	15,292,833	10.5	121,123	30.3	68,583,031	53.5	83,996,987	30.6
Stock exchange (ADRs)	4,318,164	3.0	-	-	32,199,611	25.1	36,517,775	13.3
Municipalities	184,295	0.1	14,715	3.7	-	-	199,010	0.1
Other	377,641	0.3	263,802	66.0	146,367	0.1	787,810	0.3

Total	145,031,081	100.0	399,640	100.0	128,224,655	100.0	273,655,376	100.0

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

During 2006, the shareholders approved the conversion of 4,075 thousand preferred shares "A" into preferred shares "B".

(b) Capital reserves

	December 31

	2006	2005

Contributions and grants for investments	702	702
Recoverable rate deficit (CRC)	790,555	790,555
Other	26,036	26,036

	817,293	817,293

(c) Income reserves

The legal reserve is computed based on 5% of net income under Brazilian GAAP limited to 20% of capital stock. This reserve can only be used to increase capital stock or to offset accumulated deficits. The reserve for investments arises from the retention of net income remaining after legal and statutory distributions, and is intended to retain funds for the Company's future investments program after the approval of the investment capital budget at the shareholders ordinary meeting.

(d) Dividends and interest on equity

In accordance with the Company's by-laws, dividends are distributable annually and computed based on net income for the year determined under Brazilian GAAP, after the adjustments required by the Brazilian Corporate Law.

Article 9 of Law 9,249 dated December 26, 1995, allowed the deductibility for income tax purposes of interest on equity paid to shareholders, provided that such interest is computed based on the TJLP rate, effective in the year the interest on equity is computed.

As allowed by the CVM, the Company elected to pay interest on equity in the amount of R$ 123,000 as of December 31, 2006 (2005 - R$ 122,995), instead of paying dividends, and retain the remaining net income as an investment reserve.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

	Year ended December 31

	2006	2005	2004

Net income for the year	1,242,680	502,377	374,148
Changes in Brazilian accounting practices	(72,642)	-	-
Tax effects due to the option of paying interest on equity	(41,820)	(41,818)	(32,661)

Net income without tax effects of interest on equity	1,128,218	460,559	341,487
Legal reserve (5%) computed over net income above	(56,411)	(23,028)	(17,074)

Basis for dividend computation	1,071,807	437,531	324,413

Minimum dividends (25%)	267,952	109,383	81,103
Income tax withheld on interest on equity (*)	12,999	12,974	10,290

Minimum dividend computed considering the
effects of income tax	280,951	122,357	91,393
Excess over minimum dividend	-	638	4,668

Appropriated interest on equity	123,000	122,995	96,061
Distributed dividends	157,951	-	-

Distributed dividends allocated to:
Common shares	142,132	62,089	48,435
Preferred shares Class A	566	512	514
Preferred shares Class B	138,253	60,394	47,112

(*) On the portion of interest on equity distributed to exempt shareholders, income tax withholding is not applicable, resulting in an effective rate of 10.57% for 2006 (2005 - 10.55% and 2004 - 10.71%) .

(e) Changes in Brazilian accounting practices

During 2006, the Company recorded changes in accounting policies against shareholders’ equity in the amount of R$ 72,642, net of tax. From the total amount, R$ 43,641 (R$ 28,803, net of tax) is related to research and development programs (R&D) and energy efficiency programs (PEE), as required by ANEEL regulation, and R$ 66,432 (R$ 43,839, net of tax) is related to a change in accounting policy related to the health-care plans whereby unrecognized gains and losses are recognized immediately against income. Through December 31, 2005 unrecognized gains and losses had been deferred over the remaining service life of the related employees.

23 Tariff Adjustments

(a) Annual tariff adjustment - June

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Starting in January 2004, the Company decided to reduce to 8.2% the average discount offered to performing customers. This decision resulted in an average increase of 15% in the total amount of energy bills.

As from June 24, 2006, Copel suspended the discounts on the tariff rates in effect due to the reduction in the low voltage tariff classes resulting from the tariff realignment process which absorbed the discounts granted by the Company to the performing consumers up to June 23, 2006.

(b) Periodic tariff review

Electric energy utility concession contracts establish that ANEEL can periodically review regulated tariffs to increase or decrease them because of changes in the cost structure and the market of the concessionaire, the tariffs charged by similar domestic and foreign companies, incentives to stimulate investments, efficiency, and the type of tariffs. Copel Distribuição next periodic tariff review will occur in June 2008.

On June 24, 2004, ANEEL published in Resolution No. 146/04 the final result of the periodical tariff review of COPEL. Based on this resolution, the average readjustment was 14.43% on the tariffs approved by Resolution No. 284/2003. This adjustment comprises 9.17% relating to the tariff determined by the process of tariff review, and 5.26% relating to cost recoveries of deferred regulatory assets (CVA).

In order to control the default levels and stimulate the electric energy consumption in the State of Paraná, the Company decided to continue granting discounts to those consumers who pay bills on time. Accordingly, on the amounts of Resolution No. 146/04 (which includes the adjustment of 14.43% for 2004), the Company granted an average discount of 12.5% .

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

In June 2005, ANEEL granted an average tariff increase of 7.8% . This increase consisted of a 1.25% decrease in retail tariffs and a 9.05% increase to recover the deferred regulatory asset. The Company continued the discounts policy and as from August 1, 2005, the average discount granted to customers who pay the bills on time is 6.8% .

The Ratifying Resolution 345 of June 20, 2006 established new tariffs for the supply of electric energy by Copel, to be applied as from June 24, 2006, taking into consideration the total readjustment of 5.12%, in average. This index considers the percentages of the Tariff Readjustment Index (IRT) of 4.91% and the external financial components of the annual readjustment, of 0.21% .

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

24 Operating Revenues

		Year ended December 31

	2006	2005	2004

Electricity sales to final customers
Residential	1,884,064	1,856,980	1,651,363
Industrial	1,751,728	1,649,222	1,456,340
Commercial	1,172,065	1,092,912	912,171
Rural	242,533	242,188	210,550
Public entities	175,709	168,008	142,457
Public lighting	141,386	144,214	128,199
Utility service	132,637	122,359	104,389

	5,500,122	5,275,883	4,605,469

Electric energy sales to distributors
Initial contracts	40,234	39,642	36,550
Bilateral agreements	457,843	389,605	370,679
Auction - CCEAR	634,884	435,588	-
Sales - CCEE	158,015	85,102	38,627

	1,290,976	949,937	445,856

Use of main transmission grid
Electric grid	135,021	132,463	80,526
Basic grid	148,570	135,361	129,079
Connection grid	182	172	161

	283,773	267,996	209,766

Other revenues	346,455	307,482	271,547

	7,421,326	6,801,298	5,532,638

25 Value-added taxes on sales and charges

		Year ended December 31

	2006	2005	2004

ICMS (value-added taxes)	1,428,729	1,373,494	1,175,935
PIS (tax on revenue)	98,775	79,883	42,385
COFINS (tax on revenue)	448,539	361,509	198,238
Emergency capacity charges	1,011	82,404	137,243
RGR	57,927	63,817	63,249
Other deductions	1,737	1,487	1,501

	2,036,718	1,962,594	1,618,551

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

26 Operating Expenses

(a) Electricity purchased for resale

		Year ended December 31

	2006	2005	2004

Eletrobrás (Itaipu)	335,351	464,423	439,494
Furnas Centrais Elétricas S.A. - Auction	262,389	174,447	-
CIEN	227,389	309,334	322,037
Companhia Hidro Elétrica do São Francisco - Auction	152,604	122,819	-
Other concessionaires - Auction	145,268	87,139	-
Companhia Energética de São Paulo - Auction	87,664	46,233	-
Itiquira Energética S.A.	87,658	80,684	68,189
Dona Francisca Energética S.A.	49,638	48,443	44,112
CVA	45,204	43,175	-
CCEE	19,293	28,055	52,167
Foz do Chopim Energética Ltda.	-	23,530	21,785
Other concessionaires	27,286	8,048	16,099

	1,439,744	1,436,330	963,883

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(b) Personnel expenses

		Year ended December 31

	2006	2005	2004

Salaries and wages	441,791	415,419	347,701
Payroll charges	146,955	138,701	115,298
Food and education allowances	42,535	35,575	30,465
Labor and severance indemnities, net of reversals	8,063	2,669	1,893
Employee profit sharing	52,028	32,294	18,319
Transfers to construction in progress	(49,487)	(58,203)	(38,880)

	641,885	566,455	474,796

In 1996, the Company adopted a program of profit sharing for its employees, provided certain previously agreed upon financial and operating goals were met. In 2006, 2005 and 2004, the amount of profit sharing accrued was R$ 52,028, R$ 32,294 and R$ 18,319, respectively.

For the year ended December, 31, 2006 the aggregate amount of compensation paid to management amounts R$ 8,802 (2005 - R$ 7,997)

(c) Regulatory charges

		Year ended December 31

	2006	2005	2004

Fuel consumption account - CCC	278,052	199,615	189,317
Financial settlement - water resources	39,377	65,559	56,039
ANEEL inspection fee	16,013	11,785	8,523
Energy development account - CDE	165,676	152,707	104,604
Other	-	-	162

	499,118	429,666	358,645

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(d) Materials and supplies

		Year ended December 31

	2006	2005	2004

Purchase of gas for resale	177,459	142,129	278,336
Purchase of gas and fuel for electric energy
production	17,536	62,070	12,271
Raw material and supplies for electric energy
generation – renegotiation with Petrobras	(298,115)	-	-
Fuel and vehicle parts	24,525	21,531	18,550
Materials for use in the electricity system	21,870	18,723	15,637
Other	21,706	22,376	20,494

	(35,019)	266,829	345,288

As described in Note 14(b), due to the agreement established with Petrobras, the Company recorded in 2006 a discount of R$ 298,115 granted by Petrobras on the value originally invoiced related to gas purchases.

27 Financial Income (Expenses), Net

		Year ended December 31

	2006	2005	2004

Financial Income
Discounts obtained	283,198	-	-
Income on temporary cash investments	146,173	107,036	52,958
Charges on overdue receivables	71,485	68,897	52,037
Interest and commissions	75,680	113,142	166,316
Monetary adjustment	43,994	18,862	115,451
Other financial income	108,673	88,342	40,777

	729,203	396,279	427,539

Financial Expenses
Interest on loans and financing	(252,377)	(217,787)	(170,862)
Monetary and exchange variation, net	(33,608)	53,099	(7,991)
Losses from swap contracts	-	(41,952)	(90,905)
Contractual fines - Compagas	-	(190,940)	(81,509)
Other financial expenses	(148,525)	(99,700)	(95,644)

	(434,510)	(497,280)	(446,911)

	294,693	(101,001)	(19,372)

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

	Balances as of December 31, 2006

				Non-current
	Current assets			assets		Current liabilities				Long-term liabilities

	Recoverable	Value-		Recoverable	Value-		Loans		Value-				Value-
	rate deficit	added tax	Other	rate deficit	added tax		and		added tax		Loans and		added tax
	(CRC)	receivable	assets	(CRC)	receivable	Suppliers	financing	Debentures	payable	Suppliers	financing	Debentures	payable

Shareholders
Government of State of
Paraná	35,205	11,166	1,106	1,158,898	28,781	-	-	-	116,032	-	-	-	11,501
BNDES	-	-	-	-	-	-	(6,418)	(15,951)	-	-	(25,725)	(262,550)	-
Eletrobrás	-	-	-	-	-	(71,874)	(47,558)	-	-	-	(339,494)	-	-

Affiliates and related parties
Braspower International
Engineering S/C Ltda.	-	-	1,181	-	-	-	-	-	-	-	-	-	-
Centrais Eólicas do Paraná
Ltda.	-	-	-	-	-	(4,138)	-	-	-	-	-	-	-
Dona Francisca Energética
S.A.	-	-	-	-	-	(4,413)	-	-	-	-	-	-	-
Dutopar Participações Ltda.	-	-	-	-	-	(65)	-	-	-	-	-	-	-
Petrobras Gás S.A.	-	-	21,865	-	-	(37,871)	-	-	-	(170,451)	-	-	-
Domino Holding S.A.	-	-	1,975	-	-	-	-	-	-	-	-	-	-

	35,205	11,166	26,127	1,158,898	28,781	(118,361)	(53,976)	(15,951)	116,032	(170,451)	(365,219)	(262,550)	11,501

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

												Balances as of December 31, 2005

		Current assets			Non-current assets				Current liabilities				Long-term liabilities

	Recoverable		Value-		Recoverable	Value-		Loans		Value-				Value-
	rate deficit	Other	added tax	Related	rate deficit	added tax		and		added tax		Loans and		added tax
	(CRC)	assets	receivable	parties	(CRC)	receivable	Suppliers	financing	Debentures	payable	Suppliers	financing	Debentures	receivable

Shareholders
Government of State of
Paraná	31,803	1,076	12,526	-	1,150,464	29,081	-	-	-	157,129	-	-	-	10,531
BNDES	-	-	-	-	-	-	-	(6,376)	(23,232)	-	-	(31,939)	(263,623)	-
Eletrobrás	-	-	-	-	-	-	(77,921)	(52,248)	-	-	-	(346,381)	-	-

Affiliates and related parties
Braspower International
Engineering S/C Ltda.	-	992	-	-	-	-	-	-	-	-	-	-	-	-
Centrais Eólicas do Paraná
Ltda.	-	-	-	-	-	-	(2,651)	-	-	-	-	-	-	-
Dona Francisca Energética
S.A.	-	-	-	-	-	-	(4,182)	-	-	-	-	-	-	-
Dutopar Participações Ltda.	-	-	-	-	-	-	(76)	-	-	-	-	-	-	-
Foz do Chopim Energética
Ltda.	-	-	-	35,357	-	-	(69,244)	-	-	-	-	-	-	-
Petrobras Gás S.A.	-	-	-	-	-	-	(778,286)	-	-	-	(268)	-	-	-
Domino Holding S.A.	-	2,637	-	-	-	-	-	-	-	-	-	-	-	-
Sercomtel S.A. –
Telecomunicações	-	942	-	-	-	-	-	-	-	-	-	-	-	-
Tradener Ltda.	-	64	-	-	-	-	-	-	-	-	-	-	-	-

	31,803	5,711	12,526	35,357	1,150,464	29,081	(932,360)	(58,624)	(23,232)	157,129	(268)	(378,320)	(263,623)	10,531

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

	Transactions - Year ended December 31,

	2006					2005					2004

	Operating revenues	Value- added tax	Energy and gas purchased for resale	Financial income and (expenses)	Other income and (expenses)	Operating revenues	Value- added tax	Energy and gas purchased for resale	Financial income and (expenses)	Other income and (expenses)	Operating revenues	Value- added tax	Energy and gas purchased for resale	Financial income and (expenses)	Other income and (expenses)

Shareholders
Government of State of Paraná	-	(1,428,729)	-	119,036	130	-	(1,373,494)	-	90,765	367	-	(1,175,935)	-	198,278	109
BNDES	-	-	-	(3,645)	-	-	-	-	(4,532)	-	-	-	-	(6,847)	-
BNDESPAR	-	-	-	(24,686)	-	-	-	-	(5,754)	-	-	-	-	-	-
Eletrobrás	-	-	(335,351)	(44,640)	-	-	-	(464,423)	(32,163)	-	-	-	(439,494)	(42,480)	-

Affiliates and related parties
Braspower International Engineering S/C Ltda.	-	-	-	-	-	-	-	-	-	441	-	-	-	-	370
Centrais Eólicas do Paraná Ltda.	-	-	(960)	(528)	-	-	-	(1,043)	(419)	-	-	-	(964)	(169)	-
Copel Amec S/C Ltda.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	143
Dona Francisca Energética S.A.	-	-	(49,638)	-	-	-	-	(48,443)	-	-	-	-	(44,112)	(739)	-
Dutopar Participações Ltda.	-	-	-	-	(314)	-	-	-	-	(812)	-	-	-	-	(700)
Foz do Chopim Energética Ltda.	-	-	-	-	(1,568)	-	-	(23,530)	1,683	(836)	-	-	(21,785)	(864)	-
Onda Provedor de Serviços S.A.	-	-	-	-	-	-	-	-	-	-	483	-	-	276	-
Petrobras Gas S.A.	21,865	-	(177,459)	-	(267)	-	-	(142,129)	-	(315)	-	-	(278,336)	-	(292)
Petrobras Gas S.A. - renegotiation	-	-	298,115	-	-	-	-	-	-	-	-	-	-	-	-
Sercomtel S.A. Telecomunicações	-	-	-	-	-	835	-	-	-	-	1,557	-	-	-	-

	21,865	(1,428,729)	(265,293)	45,537	(2,019)	835	(1,373,494)	(679,568)	49,580	(1,155)	2,040	(1,175,935)	(784,691)	147,455	(370)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The following summarizes the most significant transactions with the shareholders:

Government of State of Paraná

The Company has an accounts receivable from the Government of State of Paraná, which owns 58.6% of the Company's common shares, under the CRC Account Agreement in the amount of R$ 1,194,103 and R$ 1,182,267 (including both current and non-current CRC accounts receivable) as of December 31, 2006 and 2005, respectively. The outstanding balance bears interest of 6.65% per annum and is adjusted in accordance with the IGP-DI inflation index. We also had ICMS payables in the amount of R$ 116.0 million as of December 31,2006. ICMS expenses during 2006 amounted to R$ 1,428.7 million. The Company recorded interest income and monetary indexation of R$ 119,036, R$ 90,765 and R$ 198,278 in 2006, 2005 and 2004, respectively. The Company’s employees also render services to the Government of State of Paraná, for which it received an expense recovery in the amount of R$ 130, R$ 367 and R$ 109 in 2006, 2005 and 2004, respectively. The Company has an accounts receivable recorded in other assets of R$ 1,106 and R$ 1,076 as of December 31, 2006 and 2005, respectively.

BNDES Participações S.A. - BNDESPAR

BNDESPAR owns 26.4% of the Company's common shares. BNDESPAR is wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social - BNDES and has the right to appoint 2 members to the Board of Directors. The Company has loans with BNDES of R$ 32,143 and R$ 38,315 as of December 31, 2006 and 2005, respectively. The Company recorded interest expense of R$ 3,645, R$ 4,532 and R$ 6,847 in 2006, 2005 and 2004, respectively.

In February 2005, ELEJOR issued 1,000 convertible debentures comprised by two series in the amount of R$ 255,626 indexed to TJLP, plus a spread of 4% per year. The debentures issued by ELEJOR were acquired by BNDESPAR. The balance of these debentures amounted to R$ 278,501 and R$ 286,855 as of December 31, 2006 and 2005, respectively. ELEJOR capitalized interest expense of R$ 14,488 and R$ 16,380 in 2006 and 2005, respectively.

Eletrobrás

Eletrobrás owns 1.1% of the Company's common shares. The Company purchased electricity for resale from Eletrobrás (Itaipu) totaling R$ 335,351, R$ 464,423 and R$ 439,494, in 2006, 2005 and 2004, respectively. The Company has an accounts payable of R$ 47,558 and R$ 77,921 as of December 31, 2006 and 2005, respectively. Additionally, the Company has loans with Eletrobrás of R$ 387,052 and R$ 398,629 as of December 31, 2006 and 2005, respectively. The Company recorded interest expense of R$ 44,640, R$ 32,163 and R$ 42,480 in 2006, 2005 and 2004, respectively.

Eletrobrás held redeemable preferred shares at ELEJOR, including monetary indexation adjusted by the IGP-M plus interest of 12% per year. The redemption will begin in 24 months after the start-up of ELEJOR and is payable in 32 quarterly installments.

The Company has a variety of transactions with its affiliates and other related parties. The most significant of these transactions are:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Braspower International Engineering S/C Ltda.

The Company’s employees also render services to Braspower International Engineering S/C Ltda. and for which it received an expense recovery in the amount of R$ 441 in 2005 and R$ 370 in 2004. The Company has an accounts receivable recorded in other assets of R$ 1,181 and R$ 992 as of December 31, 2006 and 2005, respectively.

Centrais Eólicas do Paraná Ltda.

The Company has a purchase of power agreement with Centrais Eólicas do Paraná. During 2006, 2005 and 2004 the purchases of power from Centrais Eólicas do Paraná totaled R$ 960, R$ 1,043 and R$ 964, respectively. The Company recorded financial expense in connection with fines on the purchase of power totaling R$ 528, R$ 419 and R$ 169 in 2006, 2005 and 2004, respectively. The Company has an accounts payable of R$ 4,138 and R$ 2,651 as of December 31, 2006 and 2005, respectively.

Dona Francisca Energética S.A.

The Company purchased power in 2006, 2005 and 2004 from Dona Francisca Energética S.A. totaling R$ 49,638, R$ 48,443 and R$ 44,112, respectively. In 2004, the Company recorded R$ 739 of financial expenses in connection with fines on the purchase of power from Dona Francisca. The Company has an accounts payable of R$ 4,413 and R$ 4,182 as of December 31, 2006 and 2005, respectively. The Company provided guarantees to its affiliate Dona Francisca Energética S.A., for the loans obtained from Interamerican Development Bank - IDB (guaranteed by its shares of the affiliated company's capital) and to BNDES, proportional to the Company’s shares of Dona Francisca capital stock. As of December 31, 2006, the outstanding balance of loans and financing was R$ 158,891.

Dutopar Participações Ltda. - Dutopar

Dutopar is a shareholder of Compagas, and ceded employees to the Company, and for which it received an expense recovery in the amount of R$ 314, R$ 812 and R$ 700 in 2006, 2005 and 2004, respectively. As of December 31, 2006 and 2005, the Company has accounts payable of R$ 65 and R$ 76, respectively.

Foz do Chopim Energética Ltda.

The Company had a loan to Foz do Chopim totaling R$ 35,357 as of December 31, 2005. The Company recorded interest income of R$ 2,519 and R$ 3,034 in 2005 and 2004, respectively. The Company terminated the electric energy purchase agreement with Foz do Chopim Energética through the statement of transaction and settlement signed on October 23, 2006 and described in Note 14(a). During 2005 and 2004, the purchases of power from Foz do Chopim totaled R$ 23,530 and R$ 21,785, respectively. The Company recorded financial expense in connection with fines on the purchase of power totaling R$ 1,568, R$ 836 and R$ 3,898 in 2006, 2005 and 2004, respectively. The Company had an accounts payable of R$ 69,244 as of December 31, 2005.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Onda Provedor de Serviços S.A.

The Company recorded interest income on the installments of invoices in the amount of R$ 276 in 2004. The Company recorded revenues under the lease of optical fibers to Onda of R$ 483 in 2004.

Petrobras

Petrobras Gás S.A. is controlled by Petrobras S.A. and is a shareholder of Compagas and ceded employees for which it received an expense recovery in the amount of R$ 267 and R$ 315 in 2006 and 2005, respectively. Compagas has a gas purchase agreement with Petrobras Gás S.A. During 2006, 2005 and 2004, the purchases of gas from Petrobras Gás S.A. totaled R$ 177,459, R$ 142,129 and R$ 278,336, respectively. The Company has an accounts payable of R$ 208,322 and R$ 778,554 as of December 31, 2006 and 2005, respectively.

As described in Note 14(b), due to the agreement established with Petrobras, a discount of R$ 298,115 on the value originally invoiced was recognized as of December 31, 2006

Sercomtel S.A. - Telecomunicações

The Company leases optical fibers to Sercomtel S.A. Telecomunicações. The income recorded during 2005 and 2004 were R$ 835 and R$ 1,557, respectively.

29 Financial Instruments

The Company management, through a derivatives policy, entered into a cross-currency interest rate swap contract against the effects of foreign exchange on US dollar-denominated liabilities. The swap contract was settled on May 29 and June 1, 2006, and the amount of R$ 22,423 was recorded as income in 2006 (2005 – expense of R$ 41,952).

30 Segment Information

The Company’s business segments were represented by COPEL S.A. (Holding) and its wholly-owned subsidiaries: COPEL Geração S.A. (Generation), COPEL Transmissão S.A. (Transmission) and COPEL Distribuição S.A. (Distribution), COPEL Participações S.A. (Corporate Partnerships); COPEL Telecomunicações S.A. (Telecom), Companhia Paranaense de Gás - COMPAGAS, Centrais Elétricas do Rio Jordão S.A. – ELEJOR and UEG Araucária.

The Company evaluates and manages segment performance based on information generated from its statutory accounting records maintained in accordance with Brazilian GAAP and reflected in its consolidated financial statements.

Information on total segment assets as at December 31, 2006 and 2005, under Brazilian GAAP, is as follows:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

	December 31

	2006	2005

Holding (*)	8,897,302	7,184,366
Generation	4,084,512	4,029,142
Transmission	1,414,144	1,290,225
Distribution	4,014,179	4,124,329
Partnerships (**)	1,182,314	722,462
Telecom	222,699	216,659
Compagás	237,442	201,807
Elejor	700,265	651,892
Copel Empreendimentos Ltda. (***)	392,607	-
UEG Araucária	675,381	-
Eliminations	(9,886,222)	(7,490,830)

Total assets	11,934,623	10,930,052

(*) Comprised by the investments in the wholly-owned subsidiaries: COPEL Geração S.A. (Generation), COPEL Transmissão S.A. (Transmission), COPEL Distribuição S.A. (Distribution), COPEL Telecomunicações S.A. and COPEL Participações S.A.. These investments were eliminated in the amount of total assets.

(**) Comprised by the investments in the subsidiaries: Sercomtel S.A. – Telecomunicações, Sercomtel Celular S.A., Dominó Holdings S.A., Escoelectric Ltda., Copel Amec S/C Ltda., Dona Francisca Energética S.A., Carbocampel S.A., Braspower International Engineering S/C Ltda., Centrais Eólicas do Paraná Ltda., Foz do Chopim Energética Ltda. and UEG Araucária Ltda (20% interest). Also comprised by the investments in the subsidiaries Compagas, Elejor and the wholly-owned subsidiary Copel Empreendimentos Ltda, whose investments were eliminated in the amount of total assets.

(***) Comprised by the investment in the subsidiary UEG Araucária Ltda (60% interest) whose investment was eliminated in the amount of total assets.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Information on segment results for 2006, 2005 and 2004 is as follows:

Year ended December 31, 2006

	Holding	Generation	Transmission	Distribution	Partner ships	Telecom	Compagas	Copel Empreen- dimentos	UEG Araucária	Elejor	Eliminations and adjustments	COPEL consolidated

Operating revenues
Revenues from external customers	-	1,235,721	151,328	5,637,006	-	58,054	227,202	-	108,924	3,091	-	7,421,326
Revenues from transactions with other subsidiaries	-	67,631	281,400	18,315	-	30,745	79,238	-	-	108,831	(586,160)	-
Value-added taxes on sales	-	(30,539)	-	(1,357,445)	-	(7,746)	(32,847)	-	233	(385)	-	(1,428,729)
PIS on sales	-	(19,763)	(6,588)	(65,276)	-	(578)	(5,178)	-	(651)	(741)	-	(98,775)
Cofins on sales	-	(90,891)	(23,955)	(300,800)	-	(2,668)	(23,850)	-	(2,999)	(3,376)	-	(448,539)
Other charges and deductions on sales	-	(32,006)	(12,604)	(14,869)	-	(1,193)	(3)	-	-	-	-	(60,675)

	-	1,130,153	389,581	3,916,931	-	76,614	244,562	-	105,507	107,420	(586,160)	5,384,608
Net Operating revenues
Operating expenses	146,389	(301,644)	(196,243)	(3,642,811)	(6,398)	(70,997)	(196,170)	(34)	(89,653)	(64,575)	586,245)	(3,835,891)

Operating results before financial results and equity in results of investees	146,389	828,509	193,338	274,120	(6,398)	5,617	48,392	(34)	15,854	42,845	85	1,548,717

Financial income	45,221	395,132	8,428	292,834	16,723	923	5,859	-	877	6,066	(42,860)	729,203
Financial expenses	(174,457)	(52,838)	(6,773)	(179,131)	(2,075)	(612)	(5,683)	-	(384)	(55,332)	42,775	(434,510)

Financial income (expenses), net	(129,236)	342,294	1,655	113,703	14,648	311	176	-	493	(49,266)	(85)	294,693
Equity in results of investees	1,317,590	-	-	-	19,906	-	-	10,032	-	-	(1,353,715)	(6,187)

Operating income (loss)	1,334,743	1,170,803	194,993	387,823	28,156	5,928	48,568	9,998	16,347	(6,421)	(1,353,715)	1,837,223

Non-operating results, net	395	(319)	(794)	(6,201)	(16,365)	(64)	371	-	-	-	-	(22,977)

Income before income taxes and minority interest	1,335,139	1,170,484	194,199	381,622	11,790	5,864	48,939	9,998	16,347	(6,421)	(1,353,715)	1,814,246
Income taxes	(92,458)	(320,292)	(26,672)	(96,944)	(1,633)	(1,134)	(18,918)	-	373	-	-	(557,678)

Income (loss) before minority interest	1,242,680	850,192	167,527	284,678	10,158	4,730	30,021	9,998	16,720	(6,421)	(1,353,715)	1,256,568
Minority interest	-	-	-	-	-	-	-	-	-	-	(13,888)	(13,888)

Net income (loss)	1,242,680	850,192	167,527	284,678	10,158	4,730	30,021	9,998	16,720	(6,421)	(1,367,603)	1,242,680

Depreciation and amortization (i)	-	(103,087)	(40,987)	(157,853)	(34)	(26,938)	(6,688)	-	(26,769)	(10,128)		(372,395)
Capital expenditure	-	(49,000)	(146,876)	(277,090)	(5)	(30,349)	(10,776)	-	-	(91,644)	-	(605,740)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Year ended December 31, 2005

	Holding	Generation	Transmission	Distribution	Partnerships	Telecom	Compagas	Copel Empreen- dimentos	UEG Araucária	Elejor	Eliminations and adjustments	COPEL consolidated

Operating revenues
Revenues from external customers	-	924,350	137,228	5,499,838	-	57,075	181,438	-	-	1,369	-	6,801,298
Revenues from transactions with other subsidiaries	-	334,381	253,322	5.923	-	26,491	72,127	-	-	30,483	(722,727)	-
Value-added taxes on sales	-	(17,252)	-	(1,323,790)	-	(7,271)	(25,181)	-	-	-	-	(1,373,494)
PIS on sales	-	(15,029)	(6,427)	(54,844)	-	(543)	(2,833)	-	-	(207)	-	(79,883)
Cofins on sales	-	(77,422)	(22,709)	(244,863)	-	(2,507)	(13,052)	-	-	(956)	-	(361,509)
Other charges and deductions on sales	-	(38,939)	(10,371)	(97,263)	-	(998)	(1,326)	-	-	-	1,189	(147,708)

Net operating revenues	-	1,110,089	351,043	3,785,001	-	72,247	211,173	-	-	30,689	(721,538)	4,838,704

Operating expenses	(36,582)	(687,434)	(161,244)	(3,609,361)	(5,341)	(64,226)	(159,191)	-	-	(16,818)	721,093	(4,019,104)

Operating results before financial results and equity in results of investees	(36,582)	422,655	189,799	175,640	(5,341)	8,021	51,982	-	-	13,871	(445)	819,600

Financial income	15,199	101,575	4,715	239,093	41,865	1,218	3,732	-	-	2,143	(13,261)	396,279
Financial expenses	(119,792)	(237,928)	(1,160)	(129,323)	(811)	(428)	(6,518)	-	-	(15,028)	13,708	(497,280)

Financial income (expenses), net	(104,593)	(136,353)	3,555	109,770	41,054	790	(2,786)	-	-	(12,885)	447	(101,001)
Equity in results of investees	635,163	-	-	-	25,559	-	-	-	-	-	(651,674)	9,048

Operating income	493,988	286,302	193,354	285,410	61,272	8,811	49,196	-	-	986	(651,672)	727,647

Non-operating results, net	187	(4)	(332)	(10,494)	106	(99)	(10)	-	-	-	-	(10,646)

Income before income taxes and minority interest	494,175	286,298	193,022	274,916	61,378	8,712	49,186	-	-	986	(651,672)	717,001
Income taxes	8,202	(54,557)	(41,495)	(87,917)	(2,606)	(2,964)	(16,528)	-	-	(335)	-	(198,200)

Income before minority interest	502,377	231,741	151,527	186,999	58,772	5,748	32,658	-	-	651	(651,672)	518,801
Minority interest	-	-	-	-	-	-	-	-	-	-	(16,424)	(16,424)

Net income	502,377	231,741	151,527	186,999	58,772	5,748	32,658	-	-	651	(668,096)	502,377

Depreciation and amortization (i)	-	(102,638)	(38,594)	(152,287)	(39)	(26,495)	(5,119)	-	-	(3,734)	-	(328,906)
Capital expenditure	-	(23,736)	(158,833)	(237,347)	-	(23,450)	(9,916)	-	(43)	(191,958)	-	(645,283)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

	Year ended December 31, 2004

	Holding	Generation	Transmission	Distribution	Partnerships	Telecom	Compagas	Copel Empreen- dimentos	UEG Araucária	Elejor	Eliminations and adjustments	COPEL consolidated

Operating revenues
Revenues from external customers	-	323,928	131,306	4,886,266	-	41,437	161,388	-	-	-	-	5,544,325
Revenues from transactions with other subsidiaries	-	701,148	238,258	3,674	-	28,529	235,892	-	-	-	(1,207,501)	-
Value-added taxes on sales	-	(2,839)	-	(1,133,883)	-	(6,632)	(32,581)	-	-	-	-	(1,175,935)
PIS on sales	-	(10,241)	204	(30,867)	-	(463)	(1,018)	-	-	-	-	(42,385)
Cofins on sales	-	(47,651)	(11,087)	(132,532)	-	(2,134)	(4,834)	-	-	-	-	(198,238)
Other charges and deductions on sales	-	(27,382)	(11,221)	(162,082)	-	(1,009)	(299)	-	-	-	-	(201,993)

Net operating revenues	-	936,963	347,460	3,430,576	-	59,728	358,548	-	-	-	(1,207,501)	3,925,774

Operating expenses	(13,006)	(703,653)	(159,243)	(3,299,116)	(4,490)	(60,667)	(291,797)	-	-	-	1,217,275	(3,314,697)

Operating results before financial results and equity in results of investees	(13,006)	233,310	188,217	131,460	(4,490)	(939)	66,751	-	-	-	9,774	611,077

Financial income	5,716	40,849	8,881	347,402	22,114	1,133	3,033	-	-	-	(1,589)	427,539
Financial expenses	(22,899)	(235,006)	(11,029)	(141,326)	(1,572)	(636)	(7,506)	-	-	-	(26,937)	(446,911)

Financial income (expenses), net	(17,183)	(194,157)	(2,148)	206,076	20,542	497	(4,473)	-	-	-	(28,526)	(19,372)
Equity in results of investees	404,942	-	-	-	22,508	-	-	-	-	-	(425,815)	1,635

Operating income (loss)	374,753	39,153	186,069	337,536	38,560	(442)	62,278	-	-	-	(444,567)	593,340

Non-operating results, net	(26)	456	(744)	(6,291)	399	(158)	6	-	-	-	-	(6,358)

Income (loss) before income taxes and minority interest	374,727	39,609	185,325	331,245	38,959	(600)	62,284	-	-	-	(444,567)	586,982
Income taxes	(5,095)	(12,186)	(37,781)	(124,253)	242	(429)	(18,931)	-	-	-	2,326	(196,107)

Income (loss) before minority interest	369,632	27,423	147,544	206,992	39,201	(1,029)	43,353	-	-	-	(442,241)	390,875
Minority interest	-	-	-	-	-	-	-	-	-	-	(21,243)	(21,243)

Net income (loss)	369,632	27,423	147,544	206,992	39,201	(1,029)	43,353	-	-	-	(463,484)	369,632

Depreciation and amortization (i)	-	(101,311)	(36,546)	(142,275)	(44)	(24,252)	(4,482)	-	-	-	-	(308,910)
Capital expenditure	-	(18,600)	(88,465)	(231,665)	(2)	(43,314)	(19,288)	-	(30)	(194,794)	-	(596,158)

(i) The total amount of depreciation and amortization described above is classified as Operating expenses.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

31 Subsequent Events

(a) Renegotiation with CIEN

On January 2, 2007, COPEL and Cia. Interconexão Energética (Cien) signed Amendment no. 3 to their Supply Contracts, reducing the volume of power under contract in 2007 from 400 average MW to 175 average MW, and bringing forward the date of termination of the agreement to December 2007. Thus, as compensation, Cien released COPEL from the following obligations resulting from Amendment no. 2:

1) Deferment of the billing of power used from December 2002 to April 2003, in the amount of R$ 63,000, pursuant to clause 29 of the agreement; The balance of financing for the power used since May 2003, in the amount of R$ 37,863, pursuant to clause 27 of the agreement.

2) Under the amendment, COPEL shall pay Cien, as an advanced CVA payment for the period from May 2006 to April 2007, the remaining balance of R$ 25,000, in 3 monthly installments: R$ 16,667 in January, R$ 4,166 in February, and R$ 4,167 in March 2007.

3) To make up for the volumes no longer provided under the Cien Agreements, we acquired 159 MW, at a price of R$104.74/MWh, for the period from 2007 to 2014 at the A-1 Auction held on December 14, 2006. As a result of the amendments to the Cien Agreements, during the first quarter of 2007 we have reverted R$ 100.9 million from a provision for payment of outstanding amounts under the amended agreements, which are now settled.

(b) Loan Agreement

On February 27, 2007, ANEEL approved the loan agreement to be signed by COPEL (lender) and COPEL Distribution (borrower), in the amount of R$ 1,100,000. This loan has a 5-year term, bearing interest corresponding to 104% of the DI rate, and its funds will be used in the expenditure program for the concession and to the payment of debentures transferred to COPEL Distribution and due on March 1, 2007 (Note 21).

(c) Availability of Financing

COPEL obtained a line of credit from Banco do Brasil of up to R$ 353,000, to pay existing debts.

As of February 28, 2007, two withdrawals were made, one in the amount of R$ 29,000, to be paid in 7 years and bearing interest at 106.5% of the CDI rate, and another one in the amount of R$ 231,000, to be paid in 7 years and bearing interest at 106.2% of the CDI rate.

(d) Annual tariff adjustment – June 2007

On June 24, 2007, ANEEL required us to decrease our tariffs by an average of 1.22% pursuant to the annual tariff readjustment. One of the components of our tariff is for deferred regulatory asset recovery (CVA). Some CVA components (purchase of energy from Itaipu) are indexed to the US dollar, and the primary reason that ANEEL decreased our tariffs was to account for the devaluation of the US dollar in 2006.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

32 Supplemental Information - Consolidated statements of cash flows

Brazilian GAAP does not require the presentation of a statement of cash flows. This statement in Brazilian GAAP is presented as supplementary information to the primary financial statements. The presentation of the statement of cash flows describing cash flows from operating, financing and investing activities is presented as follows:

		Year ended December 31

	2006	2005	2004

Cash flows from operating activities
Net income for the year	1,242,680	502,377	369,632
Adjustments to reconcile net income to cash provided by
operating activities
Depreciation and amortization	372,395	328,906	308,910
Loss on disposal of property, plant and equipment and other	14,721	24,336	13,669
Equity in results of investees	6,187	(9,048)	(1,685)
Write-off of non-current assets	90,994	85	68,274
Unrealized monetary and foreign exchange variations, net	(14,751)	(12,492)	(18,227)
Deferred income taxes	123,079	(50,028)	64,409
Gain on sale of interest in equity investees	-	-	(400)
Minority interest	13,888	16,424	21,243

Decrease (increase) in assets
Accounts receivable, net	(99,007)	(164,286)	(94,313)
Dividends received	15,376	(779)	3,872
Materials and supplies	(14,854)	(5,958)	(3,416)
Recoverable rate deficit (CRC)	31,038	15,137	(161,078)
Deferred regulatory asset	63,259	171,662	(79,222)
Regulatory asset - Pis and Cofins	37,851	(7,058)	80,426
Recoverable taxes	(101,752)	(44,671)	29,909
Judicial deposits	(55,597)	1,479	(34,277)
Other assets	35,152	(32,167)	(22,966)
Increase (decrease) in liabilities
Suppliers	(725,037)	315,047	347,459
Interest and monetary variation on loans and long-term debt	(4,327)	13,737	5,302
Taxes on sales and others	(70,895)	68,702	(49,078)
Accrued payroll costs	25,892	23,858	12,166
Pension and health-care plans	(170,584)	(64,171)	(28,028)
Deferred regulatory liabilities	177	90,576	-
Provision for contingencies	(6,357)	(4,493)	20,458
Regulatory charges	18,908	(22,855)	14,022
Cross-currency interest rate swaps	-	(124,629)	90,905
Minority interest	-	6,204
Other accrued liabilities	83,095	59,208	(32,139)

Net cash provided by operating activities	911,531	1,095,103	925,827

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

		Year ended December 31

	2006	2005	2004

Cash flows from investing activities
Loans to related parties	-	-	(113,271)
Additions to investments, less cash acquired	(420,843)	(2,707)	(22,452)
Proceeds from sale of investments	-	146	400
Additions to property, plant and equipment	(573,525)	(668,866)	(431,122)
Customers' contributions (special obligations)	43,489	39,675	47,925
Deferred charges	(145)	(752)	(911)

Net cash used in investing activities	(951,024)	(632,504)	(519,431)

Cash flows from financing activities
Short-term loans, net	-	-	(9,746)
Issuances of long-term debt	16,937	35,532	25,412
Repayments of long-term debt	(87,209)	(473,319)	(100,673)
Debentures – issuances	600,000	773,742	-
Repayments of debentures	-	(100,000)	(100,000)
Dividends paid (interest on equity)	(117,997)	(99,880)	(50,996)

Net cash provided by (used in) financing activities	411,731	136,075	(236,003)

Net increase in cash and cash equivalents	372,238	598,674	170,393

Cash and cash equivalents, beginning of the year	1,131,766	533,092	362,699
Cash and cash equivalents, end of the year	1,504,004	1,131,766	533,092

	372,238	598,674	170,393

Supplementary cash flow information
Income taxes paid	483,389	216,844	164,160
Interest paid, net of amount capitalized	246,039	148,338	185,746

a) Reclassifications

Payment of interest and monetary variations in relation to loans that had originally been classified as financing activities in 2005 and 2004 has been reclassified as operating activities, in the amounts of R$ 13,737 and R$ 5,302, respectively.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

This reclassification was also made in relation to the cash flow statement for 2006 previously published with the statutory financial statements, in the amount of R$ 4,327.

33 Summary of Principal Differences between Brazilian GAAP and U.S. GAAP

(a) Description of the GAAP differences

COPEL's accounting policies comply with Brazilian GAAP and its consolidated financial statements are prepared in accordance with Brazilian GAAP. Notes 2, 3 and 4 to the consolidated financial statements summarize the accounting policies adopted by the Company. Accounting policies that differ significantly from accounting principles generally accepted in the United States of America ("U.S. GAAP") are summarized as follows:

a(i) Supplementary Accounting for Inflation in 1996 and 1997 for U.S. GAAP

Under Brazilian GAAP, accounting for inflation was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments (together denominated permanent assets), special obligations and shareholders' equity, and reported the net charge or credit in the statement of operations. However, under U.S. GAAP, Brazil ceased to be treated as a high inflationary economy only as from January 1, 1998. Accordingly the financial information for purposes of U.S. GAAP should include the effects of the variation in the inflation index, Index - Internal Availability (IGP-DI), on permanent assets. The IGP-DI index increased by 9.3% in 1996 and 7.5% in 1997.

For purposes of the U.S. GAAP reconciliation, shareholders' equity under U.S. GAAP was increased by R$ 699,587 and R$ 702,389 as of December 31, 2006 and 2005, respectively, due to the additional inflation restatement adjustments, net of depreciation. These amounts generated increases in depreciation and amortization charges of R$ 156,653, R$ 147,485 and R$ 147,357 in 2006, 2005 and 2004, respectively.

a(ii) Regulated accounting policies

a(ii).1 Capitalization of interest costs relating to construction in progress

Under Brazilian energy sector regulated accounting, through March 1999 COPEL imputed interest on shareholders' funds applied in construction in progress was capitalized. Additionally, as from December 31, 1995 COPEL started capitalizing interest costs and related monetary and exchange variations of borrowed funds to construction in progress.

Under U.S. GAAP, only capitalization of interest on borrowed funds is acceptable; therefore, for U.S. GAAP reconciliation purposes, the imputed interest on shareholders' funds, exchange variations and general administrative expenses, which were capitalized and included in construction in progress, were reversed. Only interest and monetary variation on borrowed funds remains capitalized and the depreciation is computed using the rates applicable to the corresponding class of property, plant and equipment.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(ii).2 Special obligations

Special Obligations represent Brazilian Federal Government and consumers’ contributions to the cost of expanding the electric power supply system, which is presented as a reduction to property, plant and equipment under Brazilian GAAP. The assets acquired using the funds provided by customers, or the assets provided to the Company by consumers under the regulations of Special Obligations are depreciated based on the applicable assets’ useful lives, as established by ANEEL. Accordingly to ANEEL regulation, Special Obligation was never subject to amortization.

Under U.S. GAAP, Special Obligations were considered a reimbursement of asset’s construction and/or acquisition costs and has been amortized since its contribution to the Company. The corresponding balance was presented reducing property, plant and equipment.

On October 31, 2006, through Normative Resolution No. 234, ANEEL established the general concepts, methodologies and procedures applicable to the second cycle of periodic tariff revision for concessionaires engaged in the electric energy distribution services, which will begin in 2007.

This normative resolution modified the terms of the tariff rate setting process which, among other aspects, established that the property, plant and equipment assets’ depreciation arising from assets acquired using funds provided by Special Obligation will no longer be considered as a component of the tariff to be granted to the concessionaire. According to the aforementioned regulation, the accounting treatment for Special Obligations under Brazilian GAAP changed and, as from 2007, it will be amortized prospectively starting in the date of the next tariff revision for each distribution concessionaire.

As a consequence of this change in regulation, the accounting treatment adopted under U.S. GAAP related to Special Obligations has to be aligned with the treatment that will be adopted as per the Brazilian GAAP. As a consequence, in order to reflect the new set of regulatory rules, the amount related to Special Obligations that had been amortized up to 2005, including the respective deferred taxes recognized, were reversed as a charge to the 2006 income statement under US GAAP. No amortization was recorded for 2006.

The details of these adjustments are as follows:

Amounts adjusted to U.S. GAAP income statement	2006

Reversal of special obligations amortization (recognized through property, plant
and equipment)	(303,926)
Reversal of deferred taxes	103,335

Net amount	200,591

After such adjustments, the balance of Special Obligations presented under Brazilian GAAP equals such balance presented under U.S. GAAP, and the respective amortization, to be recognized by the Company as from the next tariff review will be the same in both Brazilian GAAP and U.S. GAAP.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(ii).3 Indemnification costs

Brazilian utility companies are allowed to capitalize excess costs incurred in the course of building new plants, such as contractual penalties on delays on construction or contractors' claims and provision for labor contingencies recorded after the construction is concluded and the plants are already operating. Under U.S. GAAP, such excess costs would not be capitalized.

a(ii).4 Deferred regulatory asset

Under Brazilian GAAP, COPEL has applied regulatory accounting for its distribution company for all years presented. Under U.S. GAAP, COPEL applies regulatory accounting. However, as from July 2003, COPEL has provided discounts on the full tariff approved by the regulator, ANEEL, for payments made by customers on the due date. With this discount COPEL is no longer reasonably assured of charging a tariff sufficient to recover all of its deferred costs. Accordingly, COPEL has written-off its deferred regulatory assets as of December 31, 2005 and 2004 and for the years then ended for U.S. GAAP purposes.

For purposes of the U.S. GAAP reconciliation, shareholders' equity under U.S. GAAP was decreased by R$ 133,654 as of December 31, 2005. These adjustments increased (decreased) net income under U.S. GAAP by R$ 133,654 in 2006, R$ 255,180 in 2005 and R$(159,648) in 2004. As of December 31, 2005, the following deferred regulatory assets and liabilities were written-off:

		December 31, 2005

		Non-
	Current	current	Total

Deferred regulatory assets – CVA	128,187	8,559	136,746
Deferred regulatory liabilities – CVA	(65,664)	(24,912)	(90,576)
Regulatory asset - Pis and Cofins	43,876	43,608	87,484

	106,399	27,255	133,654

In June 2006, the Company stopped granting discounts on the tariff approved by the regulatory body, ANEEL. Consequently, for U.S. GAAP reconciliation purposes, there are no adjustments of this nature to the shareholders equity as of December 31, 2006.

a(ii).5 Regulatory adjustment

Under Brazilian GAAP, ANEEL regulations and IBRACON, through Technical Notice 03/2006,required adjustments related to research and development programs (R&D) and energy efficiency programs (PEE) directly against shareholders’ equity in the amount of R$ 43.641.

Under U.S. GAAP, regulatory adjustments requiring increases in costs or reductions in revenues are recorded against income.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(iii) General accounting policies

a(iii).1 Pension and other benefits

Under Brazilian GAAP, up to 2000, the pension and other retirement benefit costs were recognized when contributions were made to the plans. As from 2001, the Company recognized the pension and other post-retirement benefits costs in accordance with Deliberation CVM 371/2000, which is similar to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 87 - "Employers' Accounting for Pensions" and SFAS No. 106 - "Employers' Accounting for Post-retirement Benefits Other than Pensions", however, differences arise on the determination and amortization of actuarial gains and losses and the net transitional obligation due to the different dates on which the respective standards were first applied.

Under U.S. GAAP, SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”, amended in 2006 by SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" require recognition of costs on a more comprehensive accrual basis. Under SFAS No. 158, U.S. GAAP requires the recognition of either an asset or a liability, stated at fair value, for the difference between projected benefit obligations (as defined in SFAS No. 87 and SFAS No. 106) and plan assets, and all the changes in that funded status to be recognized through comprehensive income. SFAS No. 158 also establishes the measurement date of plan assets and obligations as the date of the employer's fiscal year end, and provides for additional annual disclosures. The disclosures required by SFAS No. 158 are presented in Note 33 c (iii) below.

a(iii).2 Derivative Financial Instruments

Under Brazilian GAAP, there is no specific requirement for derivative financial instruments accounting for non-financial institutions. The Company records its financial instruments based on contractual rates, recognized on the accrual basis. At December 31, 2004, the amount recorded as unrealized losses from cross-currency interest rate swaps approximates its fair value.

Under U.S. GAAP, in June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” establishes accounting and reporting standards requiring that all derivative instruments be recorded on the balance sheet as either an asset or liability and measured at fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a Company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. None of the derivative instruments that the Company has entered into qualify as hedges. The Company does not have any derivative instruments as of December 31, 2006 and 2005.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(iii).3 Goodwill adjustment

Under Brazilian GAAP the goodwill on the purchase of 45% interest in Sercomtel S.A. - Telecomunicações and Sercomtel Celular S.A. is being amortized over 10 years.

For U.S. GAAP reconciliation purpose, the Company, according to SFAS 142, stopped amortizing goodwill as from January 1, 2002 and reviewed it for impairment in accordance with paragraph 19(h) of APB18 "The Equity Method of Accounting for Investments in Common Stock". The reversal of the amortization for the years ended December 31, 2006, 2005 and 2004 was R$ 4,808, in each year, and no goodwill impairments were identified.

In 2004, the Company acquired 30% of the common shares of ELEJOR and recorded R$ 22,815 of goodwill under Brazilian GAAP. Under U.S. GAAP, fair values are assigned to assets acquired and liabilities assumed and the residual of consideration paid over the fair value of assets and liabilities is recorded as goodwill. According to SFAS 142, goodwill is no longer amortized as from January 1, 2002, but instead assigned to an entity’s reporting units and tested for impairment at least annually. The difference between goodwill calculated under Brazilian GAAP and U.S. GAAP is represented by fair value adjustments at the date of acquisition:

2004

Goodwill recorded under Brazilian GAAP - 30% of ELEJOR’s common shares	22,815
Fair value adjustments	5,251

Goodwill recorded under U.S. GAAP - 30% of ELEJOR’s common shares	28,066

The reversal of the amortization of goodwill in Elejor for the year ended December 31, 2006 was R$ 755, and no goodwill impairments were identified.

a(iii).4 Equity in results of investees

Under Brazilian GAAP, the equity method of accounting is applied for investments where the investor has influence and/or at least 20% interest and also for investments considered significant, which includes interest between 10% and 19% that represent more than 10% individually or 15% in aggregate in relation to the investors’ shareholders' equity.

Under U.S. GAAP, the equity method is only required for investments with significant influence at investments with interest less than 20% and when interests exceed 20% as established in APB 18 - Equity Method of Accounting for Investments in Common Stocks.

Based on the above, Dominó Holdings S.A. (15% interest) would have been accounted for under the cost method because the Company does not have significant influence. Therefore, for U.S. GAAP reconciliation purposes, Dominó Holdings S.A. equity results are reversed. The Company received dividends from Dominó Holdings S.A. in the amount of R$ 2,010 in 2006 (2005 - R$ 2,175 and 2004 - R$ 2,018).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Under U.S. GAAP, deferred charges in affiliates are expensed as incurred and the adjustments are recorded in the equity results of investees.

In addition, under Brazilian energy regulated accounting, equity in results of investees is recognized in a special caption in the statement of operations before the caption other income (expenses). Under U.S. GAAP equity in results of investees is classified in the statement of operations in a caption after income tax expenses.

a(iii).5 Deferred charges

Brazilian GAAP permits deferral of pre-operating expenses incurred in the construction or expansion of a facility before the facility begins operations, research and development expenditure and other items.

Under U.S. GAAP research and development and pre-operating costs are expensed as incurred and recorded in the statement of operations within general and administrative expense. For purposes of the U.S. GAAP reconciliation, shareholders’ equity under U.S. GAAP was decreased by R$ 5,208 as of December 31, 2006 (2005 - R$ 5,375).

a(iii).6 Income taxes

Under Brazilian GAAP, the deferred income tax asset represents the probable estimated amount to be recovered. Deferred income taxes are presented gross rather than being netted.

Under U.S. GAAP, the liability method is used to calculate income taxes and deferred taxes are accrued on all temporary differences. Deferred tax assets and liabilities are classified as current or non-current based on the classification of the asset or liability underlying the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are netted rather than presented gross. Deferred income tax assets related to deductible temporary differences or tax loss carryforwards are recognized and, if necessary, a valuation allowance is recorded if it is more likely that such assets will not be realized.

For purposes of the U.S. GAAP reconciliation, the adjustment for deferred taxes relates to the U.S. GAAP adjustments.

a(iii).7 Comprehensive income

Brazilian GAAP does not recognize the concept of comprehensive income.

Under U.S. GAAP, SFAS 130, "Reporting comprehensive income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity. For U.S. GAAP reconciliation purposes, the amounts related to the additional minimum liability of the pension plan and the related deferred tax effect that were recorded as adjustments directly to equity and have been considered as other comprehensive income.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The components of accumulated other comprehensive income are as follows:

		December 31

	2006	2005

Unrecognized gain and loss	707,712	-
Income tax	(240,622)	-

Total accumulated other comprehensive loss	467,090	-

a(iii).8 Earnings (loss) per share

Under Brazilian GAAP net income or loss per share is calculated based on the number of shares outstanding at the balance sheet date. Under U.S. GAAP, the earnings or loss per share calculation takes into account common stock equivalents and the weighted average number of shares outstanding during the reporting period. Also, U.S. GAAP requires the computation of diluted earnings per share, which is not a practice under Brazilian GAAP. The Company does not have any potential common stock equivalents that could have a dilutive effect.

Since the preferred and common shareholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the ''two-class'' method. The ''two-class'' method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends declared as required by the Company's by-laws and participation rights in undistributed earnings calculated in accordance with the rights to dividends of each class of shares as discussed on Note 22 (a). At the meeting held on March 31, 2004, the EITF came to a final consensus about EITF 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128". Usually, participating securities entitle the holder to a portion of a company's income frequently through a formula related to dividends of the common shares of the company. This standard clarifies the term "participating securities", under FASB No. 128. When an instrument is considered as a "participating security", it has the potential of significantly reducing the basic earnings per common share and therefore the "two-class method" should be used to compute the effect of the instrument on earnings per share. The consensus also includes other instruments which terms include a specific participation, as well as allocation of loss. If undistributed gains should be allocated in "participating securities" using the "two-class method", losses should also be allocated. However, EITF 03-6 limits this allocation only to situations in which the securities have (1) the right to profit sharing in the company, and (2) an objective and determinable contractual obligation for participation in the company's losses. The consensus obtained with EITF 03-6 is effective for fiscal years starting after March 31, 2004. EPS in prior years should be retroactively adjusted to comply with EITF 03-6. The basic and dilutive earnings per share are presented on the table in Note 33 b(ii).

As mentioned in Note 22 (a), the shareholders approved the conversion of 4,075 thousand preferred shares "A" into preferred shares "B".

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Earnings (loss) per share data is presented per thousand shares. Such presentation is consistent with the practice in Brazil of trading and quoting shares in thousand share lots.

a(iii).9 Segment reporting

Under Brazilian GAAP, there is no requirement to present disaggregated information with respect to business segments of an enterprise.

Under U.S. GAAP, SFAS 131, "Disclosures About Segments of an Enterprise and Related Information", requires that public enterprises disclose certain information about segments on the basis that top management uses to allocate resources among segments and evaluate their performance. The Company operates principally in the energy business and the Company’s business segments are represented by COPEL S.A. (Holding) and its wholly-owned subsidiaries: COPEL Geração S.A. (Generation), COPEL Transmissão S.A. (Transmission) and COPEL Distribuição S.A. (Distribution), COPEL Participações S.A. (Partnerships); COPEL Telecomunicações S.A. (Telecom), Companhia Paranaense de Gás – COMPAGAS, Centrais Elétricas do Rio Jordão S.A. – ELEJOR, Copel Empreendimentos Ltda. and UEG Araucária Ltda., which are presented in Note 30.

a(iii).10 Impairment of long-lived assets

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

Under U.S. GAAP, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from identified asset groups, representing the lowest level for which identifiable cash flow are largely independent of the cash flows of other groups of assets, is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

There were no differences relating to impairment provisions, between Brazilian GAAP and U.S. GAAP financial statements, and there were no circumstances or events to require the impairment tests to be performed for U.S. GAAP, for the years presented.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

a(iii).11 Disposal of assets

Under Brazilian GAAP, disposals of assets are recorded as a non-operating expense. Under U.S. GAAP, disposals of assets, are classified as an operating expense. The amount of disposals of assets recorded as non-operating expense is of R$ 5,772, and R$ 8,370 in 2005.

a(iii).12 Centrais Elétricas do Rio Jordão S.A. - Elejor

Acquisition of Elejor

As mentioned in Note 12(b), as of December 18, 2003, the Company acquired from Triunfo Participações e Investimentos S.A. 30% of the common shares of Elejor. Accordingly, the company holds 70% of the shareholding control of Elejor and 35% of the total shares of Elejor.

Under U.S. GAAP, the Company has recorded such acquisition based on the fair value of the assets acquired and liabilities assumed in accordance with the purchase method of accounting pursuant to SFAS 141.

Purchase the preferred shares subscribed by ELETROBRÁS

Under the shareholders’ agreement of ELEJOR, ELEJOR is required to purchase the preferred shares subscribed by ELETROBRÁS in 32 quarterly installments, adjusted by the IGP-M plus interest of 12% per year less dividends paid, beginning in 24 months after the start-up of ELEJOR. Under Brazilian GAAP, interest and monetary variation of R$ 49,352 is recorded in the long-term loans and financing as of December 31, 2006, and upon consolidation ELEJOR preferred shares held by ELETROBRÁS are recorded in the minority interest totaling R$ 64,477 and R$ 65,134, as of December 31, 2006 and 2005, respectively. Under U.S. GAAP, as required by SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity", the redeemable shares of ELETROBRÁS in ELEJOR in the amount of R$ 98,511 should be recorded in the long-term liabilities, as of December 31, 2006 (2005 - R$ 98,511).

Payment of concession

ELEJOR signed the concession agreement on October 25, 2001 which has a term of 35 years for the Santa Clara and Fundão hydroelectric plants. ELEJOR will pay the Federal Government for the exploration of hydro-electrical resources, from the sixth through the end of the 35th year, with annual payments of R$ 19 million (original amount), payable in monthly installments, beginning on October 25, 2006. This amount is monetarily adjusted, on an annual basis, by the IGP-M. As of December 31, 2006, the contractual obligation, monetarily adjusted, for the payments through the end of the concession totaled R$ 974,601(equivalent to R$ 280,529 at its present value).

Under Brazilian GAAP, the costs related to the contractual obligations for the payments through the end of the concession are recorded similar to rental agreements.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Under U.S. GAAP, the contractual obligations were recorded at its present value as a liability, with an offsetting entry as intangible assets, at the date of the acquisition of the concession. As from that date, the reversal of the present value of the liability was recorded as an increase on the intangible assets until the related PP&E became operational and as a financial expense there from. The intangible asset recorded is realized through amortization considering the period from the beginning of operations of related PP&E and the remaining term of the concession.

			Amounts
			recorded in
	Concession	Intangible	statements
	liability	asset	of operations

Net present value at the date of the acquisition of the
concession	98,028	98,028	-
Increase of the liability as a result of monetary adjustment
and present value adjustment reversal	185,182	165,892	(19,290)
Amortization of intangible concession asset	-	(7,286)	(7,286)
Payments made	(2.681)	-	-

Amounts recorded as of and for the year ended December
31, 2006 under USGAAP	280,529	256,634	(23,895)

Liability recorded under Brazilian GAAP	32,170	-	(32,170)
Payments made	(2,681)	-	-

Amounts recorded as of and for the year ended December
31, 2006 under Brazilian GAAP	29,489	-	(32,170)

a(iii).13 Acquisition of Copel Empreendimentos Ltda. (former El Paso Empreendimentos e Participações Ltda.)

As mentioned in Note 12(d), on May 30, 2006, the Company acquired from Aquamarine Holding Power Holdings, all the quotas of El Paso Empreendimentos e Participações, which held 60% of capital quotas of UEG Araucária. The amount paid for this acquisition was R$ 436,563.

The results of operations of El Paso Empreendimentos e Participações (currently Copel Empreendimentos Ltda.) are included in the Company’s consolidated income statements as from June 1, 2006.

Under U.S. GAAP, the Company has recorded such acquisition based on the fair value of the assets acquired and liabilities assumed in accordance with the purchase method of accounting pursuant to SFAS 141.

The fair values of the assets acquired and liabilities assumed at the date of acquisition are summarized in the table below:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

2006

Current assets	13,288
Property, plant and equipment	602,995
Intangible asset (*)	182,026

Total assets acquired	798,309

Current liabilities	1,350
Other liabilities	7,465
Deferred income taxes	61,889

Total liabilities assumed	70,704

Net assets	727,605

Percentage acquired	60%
Net assets acquired	436,563
Total amount paid	436,563

(*) The purchase price allocation identified an intangible asset related to the right to explore UEG Araucária generation concession. The total amount assigned to the intangible asset will be amortized from October 2006 (beginning of UEG operations) to December 22, 2029 (date the concession expires), therefore resulting in an annual amortization rate of 4,3%.

a(iii).14 Financial statement note disclosures

Brazilian GAAP in general requires less information to be disclosed in the notes to the financial statements than U.S. GAAP. The additional disclosures required by U.S. GAAP, which are relevant to the accompanying financial statements, are included herein.

a(iii).15 Reclassifications

Provisions for contingencies

Under Brazilian GAAP, the provisions for contingencies are stated net of their corresponding judicial deposits in the financial statements.

Under U.S. GAAP, the balances of the provisions for contingencies and their corresponding judicial deposits are recorded gross. Accordingly, non-current assets and long-term liabilities under U.S. GAAP would be increased by R$ 35,234 and R$ 15,692 at December 31, 2006 and 2005, respectively. This difference has no net income or equity effect.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(b) Reconciliation of differences between Brazilian GAAP and U.S. GAAP

b(i) Shareholders' equity reconciliation of the differences between Brazilian GAAP and U.S. GAAP

			December 31

	Ref. to
	Note 33	2006	2005

Shareholders’ equity under Brazilian GAAP		6,376,270	5,487,183
Increase (decrease) due to remeasurement up to December 31, 1997, based on IGP-DI
Property, plant and equipment
Cost	a.(i)	5,116,799	5,134,162
Accumulated depreciation	a.(i)	(4,417,212)	(4,260,559)
Special obligations, net of cumulative amortization	a.(i)	-	(171,214)

		699,587	702,389

Different criteria for
Capitalization of interest during construction
Reversal of interest capitalized under Brazilian regulated accounting,
net of accumulated depreciation	a.(ii).1	(359,274)	(393,560)
Reversal of monetary and exchange variations capitalized under
Brazilian regulated accounting, net of accumulated depreciation	a.(ii).1	(287,616)	(286,379)
Capitalization of interest under U.S. GAAP	a.(ii).1	1,069,790	1,036,428
Depreciation of capitalized interest under U.S. GAAP	a.(ii).1	(755,846)	(720,398)
Cumulative amortization of special obligations	a.(ii).2	-	475,140
Reversal of indemnification costs, net of accumulated amortization	a.(ii).3	(108,172)	(109,724)
Deferred regulatory asset	a.(ii).4	-	(133,654)
Pension Plan SFAS 87/SFAS 158 adjustment	a.(iii).1	947,227	104,379
Health-care SFAS 106/SFAS 158 adjustment	a.(iii).1	-	80,373
Goodwill adjustment	a.(iii).3	30,046	24,483
Reversal of equity in results of investees recognized under Brazilian
GAAP	a.(iii).4	(52,220)	(55,308)
Deferred charges	a.(iii).5	(5,208)	(5,375)
Reversal of concession agreement Elejor recognized under Brazilian
GAAP	a. (iii).12	32,170	-
Monetary adjustment and present value adjustment reversal on
concession liability - Elejor	a. (iii).12	(19,290)	-
Amortization of intangible concession asset - Elejor	a. (iii).12	(7,286)	-
Amortization of goodwill allocated to concession UEGA recognized under
U.S. GAAP	a. (iii).13	(1,979)	-
Deferred income tax effects on the adjustments above	a.(iii).6	(409,233)	(252,010)
Minority interest on the adjustments above		20,455	10,018

Shareholders' equity under U.S. GAAP		7,169,421	5,963,985

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

b(ii) Net income (loss) reconciliation of the differences between Brazilian GAAP and U.S. GAAP

			Year ended December 31

	Ref. to
	Note 33	2006	2005	2004

Net income under Brazilian GAAP		1,242,680	502,377	369,632
Increase (decrease) due to remeasurement up to
December 31, 1997-based on IGP-DI
Property, plant and equipment:
Cost	a.(i)	(17,363)	(23,410)	(22,425)
Depreciation	a.(i)	(156,653)	(170,195)	(170,067)
Special obligations (amortization of remeasurement)	a.(i)	-	22,710	22,710
Reversal of special obligations (amortization of
remeasurement)	a.(ii)	171,214	-	-

		(2,802)	(170,895)	(169,782)

Different criteria for
Capitalization of interest during construction
Reversal of interest capitalized under Brazilian
regulated accounting	a.(ii).1	34,286	36,661	35,694
Reversal of monetary and exchange variations
capitalized under Brazilian regulated accounting	a.(ii).1	(1,237)	(49,763)	(64,283
Capitalization of interest under U.S. GAAP	a.(ii).1	33,362	(151)	(126)
Depreciation of capitalized interest under U.S. GAAP	a.(ii).1	(35,448)	(35,411)	(35,515)
Amortization of special obligations	a.(ii).2	-	26,607	27,007
Reversal of amortization of special obligations	a.(ii).2	(475,140)	-	-
Reversal of indemnification costs, net of amortization	a.(ii).3	1,552	19,091	21,475
Deferred regulatory asset	a.(ii).4	133,654	255,180	(159,648)
Pension- SFAS 87 adjustments	a.(iii).1	-	(6,363)	(2)
Health-care SFAS 106 adjustments	a.(iii).1	(11,660)	(9,856)	(12,082)
Fair value of derivative financial instruments	a.(iii).2	-	-	(10,525)
Goodwill adjustment	a.(iii).3	5,563	4,808	4,808
Reversal of equity in results of investees recognized
under Brazilian GAAP	a.(iii).4	3,088	(4,374)	(126)
Deferred charges	a.(iii).5	167	(379)	(779)
Regulatory adjustment	a.(ii).5	(43,641)	-	-
Reversal of concession agreement Elejor recognized
under Brazilian GAAP	a. (iii).12	32,170	-	-
Monetary adjustment and present value adjustment
reversal on concession liability - Elejor	a. (iii).12	(19,290)	-	-
Amortization of intangible concession asset - Elejor	a. (iii).12	(7,286)	-	-
Amortization of goodwill allocated to concession UEGA
recognized under U.S. GAAP	a. (iii).13	(1,979)	-	-
Deferred income tax effects on the adjustments above	a.(iii).6	120,821	(11,575)	110,901
Minority interest on the adjustments above		10,437	530	7,422

Net income under U.S. GAAP		1,019,297	556,487	124,071

Other comprehensive income - decrease (increase) in
minimum pension plan liability, net of tax effects	a.(iii).7	-	-	27,586

Comprehensive income under U.S. GAAP		1,019,297	556,487	151,657

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

			Year ended December 31

	Ref. to
	Note 33	2006	2005	2004

Net income per thousand shares in accordance
with U.S. GAAP
Common shares - Basic and Diluted	a.(iii).8	3,56	1.94	0.43

Weighted average (thousand) common shares outstanding		145,031,081	145,031,081	145,031,081

Preferred shares Class A - Basic and Diluted	a.(iii).8	4,24	1.27	1.27

Weighted average (thousand) preferred shares
outstanding		403,056	404,197	405,254

Preferred shares Class B - Basic and Diluted	a.(iii).8	3,91	2.14	0.48

Weighted average (thousand) preferred shares
outstanding		128,221,239	128,220,098	128,219,041

Net income allocated to:
Common shares		515,873	281,860	62,642
Preferred shares Class A		1,707	514	514
Preferred shares Class B		501,717	274,113	60,915

		1,019,297	556,487	124,071

b(iii) Statements of changes in shareholders' equity in accordance with U.S. GAAP

		Year ended December 31

	2006	2005	2004

Shareholders' equity under U.S. GAAP at beginning of the year	5,963,985	5,530,493	5,474,897
Net income for the year	1,019,297	556,487	124,071
Other comprehensive income (loss) - decrease in additional minimum
pension plan liability, net of tax effects	-	-	27,586
Dividends and interest on equity	(280,951)	(122,995)	(96,061)
Adoption of SFAS 158 as of December 31, 2006, net of deferred income taxes - recorded directly on accumulated other
comprehensive income	467,090	-	-

Shareholders' equity under U.S. GAAP at end of the year	7,169,421	5,963,985	5,530,493

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(c) Additional disclosures required by U.S. GAAP

Based on the report of the Company's independent actuaries, the funded status and related amounts under U.S. GAAP as at December 31, 2006, 2005 and 2004 for the Company's pension obligations to retirees in accordance with SFAS No. 132 (revised 2003), "Employer's Disclosures About Pensions and Other Post-Retirement Benefits", are as follows:

c(i) Retirement Pension Plan

c(i).1 Changes in Benefit Obligation

	Year ended December 31

	2006	2005

Benefit obligation, beginning of year	2,050,038	2,032,711
Service cost	7,390	6,045
Interest cost	369,414	331,611
Employees’ contributions	233	588
Actuarial (gain) losses	(15,269)	(169,927)
Benefits paid	(172,671)	(150,990)

Benefit obligation, end of year	2,239,135	2,050,038

c(i).2 Changes in plan assets

	Year ended December 31

	2006	2005

Fair value of plan assets, beginning of year	2,407,368	2,074,441
Actual return on plan assets	595,937	364,549
Employees' contributions	233	588
Company contributions	76,112	118,780
Benefits paid	(172,671)	(150,990)

Fair value of plan assets, end of year	2,906,979	2,407,368

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

c(i).3 Funded status

		December 31

	2006	2005

Actuarial present value of:
Vested benefit obligation	1,564,993	1,404,850
Non-vested benefit obligation	662,517	561,921

Total accumulated benefit obligation	2,227,510	1,966,771

Projected benefit obligation	2,239,135	2,050,038
Fair value of plan assets	(2,906,979)	(2,407,368)

Total liabilities (assets) at December 31	(667,844)	(357,330)
Unrecognized net gain	-	577,368

Total (asset) liability accrual required at December 31	(667,844)	220,038

Total liabilities recognized by the Company under Brazilian
GAAP	279,383	324,417

Total adjustments to U.S. GAAP shareholders' equity	947,227	104,379

c(i).4 Actuarial weighted average assumptions

		2006		2005		2004

	(i)	(ii)	(i)	(ii)	(i)	(ii)

Discount rate	11.30	6.00	11.30	6.00	10.24	6.00
Salary increase rate	7.10	2.00	7.10	2.00	6.08	2.00
Expected return on plan assets	11.30	6.00	11.30	6.00	10.24	6.00
Inflation	5.00	-	5.00	-	4.00	-

(i) With inflation
(ii) Without inflation

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

c(i).5 Components of Net Periodic Pension Cost

		Year ended December 31

	2006	2005	2004

Service cost	7,390	6,045	4,219
Interest cost	369,414	331,611	217,022
Expected return on assets	(320,715)	(287,936)	(180,715)
Amortizations

Net actuarial (gain) loss	(24,434)	(7,567)	-
Unrecognized net transition obligation	-	-	2
Employees' contributions	(233)	(588)	(505)

Net periodic pension cost under U.S. GAAP	31,422	41,565	40,023

Pension costs considered under Brazilian GAAP	(31,422)	(35,202)	(40,021)

Adjustment to U.S. GAAP net income	-	(6,363)	(2)

The components of the projected net periodic pension credit for 2007 are as follows:

2007

Service cost	14,278
Interest cost	243,846
Expected return on assets	(324,401)
Amortizations
Net actuarial (gain) loss	(37,927)
Employees’ contribution	(233)

Net periodic pension cost under U.S. GAAP	(104,437)

c(ii) Post-retirement health-care plan

c(ii).1 Changes in benefit obligation

	Year ended December 31

	2006	2005

Benefit obligation, beginning of year	433,172	355,218
Service cost	7,325	6,448
Interest cost	52,886	47,349
Actuarial (gain) losses	-	49,361
Benefits paid (only inactive participants)	(29,836)	(25,204)

Benefit obligation, end of year	463,547	433,172

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

c(ii).2 Changes in plan assets

	Year ended December 31

	2006	2005

Fair value of plan assets, beginning of year	100,736	82,084
Actual return on plan assets	22,809	11,796
Company’s contributions	53,447	32,060
Benefits paid (active and inactive participants)	(56,668)	(25,204)

Fair value of plan assets, end of year	120,324	100,736

c(ii).3 Funded status

		December 31

	2006	2005

Total accumulated benefit obligation	463,347	433,172
Fair value of plan assets	(120,324)	(100,736)

Unfunded position	343,023	332,436
Unrecognized net transition obligation	-	(45,174)
Unrecognized net losses	-	(88,541)

Total liabilities at December 31,	343,023	198,721
Total liabilities recognized by the Company under Brazilian
GAAP	(343,023)	(279,094)

Total adjustments to U.S. GAAP shareholders' equity	-	80,373

c(ii).4 Net periodic post-retirement costs

		Year ended December 31

	2006	2005	2004

Service cost	7,325	6,448	6,134
Interest cost	52,886	47,349	34,061
Expected return on plan assets	(9,161)	(2,377)	(2,340)
Amortizations
Net actuarial loss	9,050	806	5,908
Unrecognized net transition obligation	2,610	9,050	9,050

Net periodic post-retirement cost under U.S. GAAP	62,710	61,276	52,813

Post-retirement costs considered under Brazilian GAAP	(51,050)	(51,420)	(40,731)

Adjustment to U.S. GAAP net income	(11,660)	(9,856)	(12,082)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The components of the projected net periodic post-retirement cost for 2007 are as follows:

2007

Service cost	2,056
Interest cost	50,277
Expected return on assets	(13,476)
Amortizations
Net actuarial (gain) loss	9,050
Initial transition obligation	3,449

Net periodic post-retirement cost under U.S. GAAP	51,356

c (iii) Effect of initial recognition provision of SFAS 158

The FASB issued SFAS n° 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans” in September 2006. As required, the Company adopted this statement effective on December 31, 2006. The following table illustrates the adjustments of the incremental effect of applying this statement in the consolidated balance sheet as of December 31, 2006:

		Incremental
	Before	effect of	After
	application of	applying	application of
	SFAS 158	SFAS 158	SFAS 158

Prepaid pension cost – non-current assets	-	842,848	842,848
Liability for pension benefits – non-current	(382,891)	(135,136)	(518,027)
Deferred Income taxes – non-current liabilities	-	(240,622)	(240,622)
Accumulated other comprehensive income	-	467,090	467,090

c(iv) Asset allocation and investment strategy

The asset allocation for the Company's pension and health-care plans at the end of 2006 and 2005 and the target allocation for 2007, by asset category, follows:

		Year ended December 31

	Target
	allocation
	for 2007	2006	2005

Equity securities	25.0%	27.2%	27.2%
Real estate	1.8%	2.1%	2.1%
Loans	1.3%	1.3%	1.3%
Fixed income	71.2%	68.6%	68.6%
Other	0.7%	0.8%	0.8%

	100.0%	100.0%	100.0%

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

The plan investment strategy is based on a long-term macroeconomic scenario. This scenario presents low Brazil risk, moderate economic growth, stable inflation and exchange rates, and moderate interest rates. The devised asset mix is composed by fixed income, equity securities, loans and real estate. The fixed income target allocation ranges from 37% to 100%, equity securities target allocation is up to 50%, real estate is up to 8% and loans, up to 5%.

As of December 31, 2006 and 2005, the pension plan assets includes securities issued by COPEL as follows:

	Defined benefit pension plan

	2006	2005

Debentures	11,127	11,347
Shares	3,768	10,603

	14,895	21,950

The Company expects to contribute R$ 78,101 to its pension plan and R$ 35,947 to its health-care plan in 2007.

Additional information

Copel is also sponsor of a contributory defined contribuition plan for all employees. At the retirement date, the plan becomes a defined benefit plan.

The contribuition for the years ended December 31, 2006, 2005 and 2004 were respectively R$ 45,043, R$ 41,339 and R$ 37,062.

c(v) Concentration of credit risk

Credit risk with respect to customer accounts receivable is diversified. COPEL continually monitors its customer accounts receivable and limits its exposure to bad debts by curtailing service if any invoice is one month overdue. Exceptions comprise supply of electricity that must be maintained for reasons of safety or national security. The Company purchased electricity for resale from Eletrobrás (Itaipu) totaling R$ 335,351, R$ 464,423 and R$ 439,494, corresponding to 23.3%, 32.3% and 45.6% of the cost of electricity purchased for resale, in 2006, 2005 and 2004, respectively. Eletrobrás owns 1.1% of the Company's common shares.

c(vi) New accounting pronouncements

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" which requires employers to recognize the funded status of defined benefit postretirement plans as an asset or liability on the balance sheet and to recognize changes in that funded status through comprehensive income. SFAS No. 158 also establishes the measurement date of plan assets and obligations as the date of the employer's fiscal year end, and provides for additional annual disclosures. The adoption of SFAS 158 had an impact on COPEL’s consolidated financial statements, as of December 31, 2006, in the amount of R$ 467,090, net of tax effects, which was recorded as accumulated other comprehensive income.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," (SAB 108). SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 are effective for COPEL for its December 31, 2006 year-end. The adoption of SAB 108 did not have any impact on COPEL's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 will become effective for COPEL on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. . The Company will apply this statement, if applicable, from fiscal periods beginning after November 15, 2007.

In June 2006, the FASB issued FIN No. 48 “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 – “Accounting for Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Management is still assessing the impact of the adoption of FIN No. 48 on the Company’s consolidated financial statements.

In June 2006, the FASB issue EITF No. 06-3- "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).", which reached a consensus that taxes collected from customers and remitted to governmental authorities could be presented on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. This EITF is effective for annual and interim periods beginning after December 15, 2006. Presenting the net basis (net operating revenues is disclosed net of tax on sales) is the company’s accounting policy.

In February 2007, the FASB issued SFAS No. 159 – “The Fair Value Option for Financial Assets and Financial Liabilities”, which permits entities to choose to measure many financial intruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company will apply this statement, if applicable, from fiscal periods beginning after November 15, 2007.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

34 Condensed unconsolidated financial information of Companhia Paranaense de Energia – COPEL

The condensed unconsolidated financial information of Companhia Paranaense de Energia - COPEL, as of December 31, 2006 and 2005 and for each of the three years in the period ending on December 31, 2006, under Brazilian GAAP is as follows:

(a) Balance sheets

	2006	2005

Assets
Current assets
Cash and cash equivalents	584,702	15,583
Dividends receivable	760,282	207,152
Recoverable taxes	72,298	64,737
Other assets, net	2	5,411

	1,417,284	292,883

Non-current assets
Related parties	739,359	1,226,726
Recoverable taxes	61,101	143,346
Judicial deposits	47,935	48,015

	848,395	1,418,087

Permanent assets
Investments	6,631,623	5,473,396

	8,897,302	7,184,366

Liabilities and shareholder's equity
Current liabilities
Loans and financing	9,243	11,304
Debentures	822,404	92,471
Taxes and social contribution	67,719	130,145
Dividends and interest on equity	268,596	110,567
Other	699	36,864

	1,168,661	381,351

Long term liabilities
Loans and financing	92,787	110,096
Debentures	866,680	962,902
Provision for contingencies	24,282	205,005
Related parties	368,622	37,829

	1,352,371	1,315,832

Shareholders' equity
Capital stock	3,875,000	3,480,000
Capital reserves	817,293	817,293
Income reserves	1,683,977	1,189,890

	6,376,270	5,487,183

Total liabilities and shareholders' equity	8,897,302	7,184,366

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(b) Statements of income

	2006	2005	2004

Operating expenses
Personal expenses	(5,354)	(4,485)	(4,063)
Third party services	(8,042)	(6,449)	(4,636)
Taxes and social contribution	(1,761)	(22,424)	(1,440)
Provisions and reversals	165,548	(238)	-
Other expenses, net	(4,002)	(2,986)	(2,867)

	146,389	(36,582)	(13,006)

Operating income (expenses) before financial results and equity in results	146,389	(36,582)	(13,006)

Financial results
Financial income	45,221	15,199	5,716
Financial expenses	(174,457)	(119,792)	(22,899)
	(129,236)	(104,593)	(17,183)

Equity in results of investees	1,317,590	635,163	404,942

Operating income	1,334,743	493,988	379,269

Non-operating income (expenses)	395	187	(26)

Income tax and social contribution	(92,458)	8,202	(5,095)

Net income for the year	1,242,680	502,377	369,632

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

(c) Statements of changes in cash flows

	2006	2005	2004

Net cash provided by operating activities	677,132	136,677	242,103

Investing activities
Interest in other companies:
COPEL Transmission	(86,217)	(3,400)	-
COPEL Corporate Partnerships	(518,526)	(40,597)	-
Others	-	-	(324)

Net cash provided by (used in) investing activities	(604,743)	43,997	(324)

Financing activities
Loans and financing obtained	(9,756)	(417,495)	(86,815)
Debentures	629,408	435,851	(101,239)
Dividends paid	(122,922)	(98,734)	(52,974)

Net cash provided by (used in) financing activities	496,730	(80,378)	(241,028)

Increase in cash and cash equivalents	569,119	12,302	751

Cash and cash equivalents - beginning of year	15,583	3,281	2,530

Cash and cash equivalents - end of year	584,702	15,583	3,281

Increase in cash and cash equivalents	569,119	12,302	751

Following is information relating to Companhia Paranaense de Energia - COPEL unconsolidated condensed financial statements presented above:

  Recoverable Taxes - As of December 31, 2006 Companhia Paranaense de Energia - COPEL recorded part of the tax credits referring to tax loss carryforwards, based on expectations of future taxable income for income tax and social contribution up to a period of 10 years.

  Related Parties: The Company has the following balances outstanding with the related-parties:

	2006	2005

Non-current assets
Copel Transmission	21,344	25,390
Copel Distribution	718,015	890,076
Copel Telecommunications	-	67,244
Copel Corporate Partnerships	-	208,659
Foz do Chopim	-	35,357

Total	739,359	1,226,726

Non-current liabilities
Copel Generation	368,622	37,829

Total	368,622	37,829

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

  Investments - As of December 31, 2006 and 2005, investments in subsidiaries are comprised as follows:

	2006	2005

COPEL Generation	2,509,233	2,468,404
COPEL Transmission	1,063,740	907,128
COPEL Distribution	1,689,286	1,532,506
COPEL Telecommunications	184,287	114,724
COPEL Corporate Partnership	1,180,415	445,972
Other Investments	4,662	4,662

	6,631,623	5,473,396

  Debentures - The information related to the Company’s debentures is disclosed in note 16, items a, b and c.
  Provision for contingencies - Companhia Paranaende de Eenergia - COPEL recorded a reserve for contingencies related to Service Tax (ISS), State Value-Added Tax (ICMS), Urban Real Estate Tax (IPTU), Social Security Contributions, Rural Real Estate Tax (ITR) and Contribution for Intervention in the Economic Domain (CIDE), see note 20 for more informations.

          The Reserve for contingencies are shown below:

	2006	2005

Civil	15	28
Tax:
Tax claims	24,049	7,210
PIS/PASEP	218	218
COFINS	-	197,549

	24,282	205,005

  Dividends receivable - The dividends receivable are comprised as follows:

	2006	2005

COPEL Generation	644,418	75,471
COPEL Transmission	60,014	69,217
COPEL Distribution	52,913	-
COPEL Telecommunications	-	916
COPEL Corporate Partnerships	2,893	61,526

	760,238	207,130

Other investments	44	22

	760,282	207,152

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais unless otherwise stated

Restriction of transfer of funds from subsidiaries - The subsidiaries described bellow qualify as either concessionaires of public services or independent power producer. As such, any transfer of funds to the respective parent company, in the form of loans or advances, requires approval by ANEEL. This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian Corporate Law.

As of December 31, 2006, total restricted subsidiaries net assets amount to R$ 5,828,644 composed as follows:

2006

Copel Geração S.A	2,509,233
Copel Distribuição S.A.	1,689,286
Copel Transmissão S.A.	1,063,740
UEG Araucária Ltda.	519,387
Centrais Elétricas do Rio Jordão – Elejor	46,998

Total	5,828,644

* * *