Form 20-F/A
period 2006-12-31
ENERGY CO OF PARANA
filed 2008-03-03
CIK 1041792

As filed with the Securities and Exchange Commission on February 29, 2008

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

EXPLANATORY NOTE

     We are filing this amendment to our annual report on Form 20-F/A at the request of staff of the Division of Corporation Finance at the Securities and Exchange Commission.  The staff’s request relates to the certifications filed as Exhibits 12.1, 12.2, 13.1 and 13.2 of the annual report on Form 20-F filed on July 16, 2007.  The original certifications were signed on July 16, 2007, but the filed exhibits inadvertently omitted conformed signatures above the signature lines.  We filed corrected exhibits on Form 20-F/A on October 15, 2007, but the staff has requested that we refile the entire report, with newly executed certifications.

     Other than the newly executed certifications, we are not amending or updating any part of the annual report on Form 20-F filed on July 16, 2007. We are not refiling any of the exhibits we previously filed on July 16, 2007. The filing of this amendment, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the report are true or complete as of any date subsequent to July 16, 2007.

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

Item 16D. Exemption from the Listing Standards for Audit Committees

     None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     None.

Item 17.

     Not applicable.

Item 18. Financial Statements

     Reference is made to pages F-1 through F-106.

Item 19. Exhibits

1.1	Amended and Restated By-laws of the Company dated as of April 27, 2006 (English translation)(previously filed).

2.1	Deposit Agreement dated as of July 29, 1997 (incorporated by reference to our Registration Statement on Form F-6 filed with the SEC on March 23, 2000 (File No. 333-11692)).

4.1	The Adjustment Agreement of August 4, 1994 between the State of Paraná and Companhia Paranaense de Energia – Copel (the “Adjustment Agreement”) (incorporated by reference to our Form F-1 333-7148, filed with the SEC on June 30, 1997) and the Deed of Amendment to the Adjustment Agreement (Quarto Termo Aditivo ao Termo de Ajuste celebrado em 21 de janeiro de 2005) (English translation) (incorporated by reference to our Forms 20-F filed with the SEC on June 29, 2005 and June 30, 2006).

8.1	List of Subsidiaries (previously filed).

12.1	Certification of the Chief Executive Officer of Copel, pursuant to Rules 13a -14 and 15d -14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer of Copel, pursuant to Rules 13a -14 and 15d -14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer of Copel, pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer of Copel, pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.

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

Date: February 29, 2008

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