Form 20-F
period 2007-12-31
ENERGY CO OF PARANA
filed 2008-06-30
CIK 1041792

As filed with the Securities and Exchange Commission on June 30, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission file number: 001-14668

COMPANHIA PARANAENSE DE ENERGIA – COPEL
(Exact Name of Registrant as Specified in Its Charter)

Energy Company of Paraná	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná, Brazil
(Address of Principal Executive Offices)

Paulo Roberto Trompczynski
+55 41 3222 2027 - ri@copel.com
Rua Coronel Dulcídio, 800, 3th floor - 80420-170 Curitiba, Paraná, Brazil
(Name, telephone, e-email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Class B Shares, without par value*	New York Stock Exchange
American Depositary Shares (as evidenced by American Depositary	New York Stock Exchange
Receipts), each representing 1 Class B Share
___________________
*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2007:

145,031,080 Common Shares, without par value
398,342 Class A Preferred Shares, without par value
128,225,953 Class B Preferred Shares, without par value

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non - accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ☐	.Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No☒

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

     Our audited consolidated financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 included in this Annual Report (the “Consolidated Financial Statements”) have been prepared in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on:

  Brazilian Law No. 6,404/76, as amended, which we refer to collectively as the Brazilian Corporation Law (“Brazilian Corporation Law”);
  the rules and regulations of the Brazilian Securities Commission, Comissão de Valores Mobiliários (“CVM”);
  the accounting manual of the Brazilian regulatory agency for the electric sector, Agência Nacional de Energia Elétrica — ANEEL (“ANEEL”); and
  the accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil).

     Brazilian GAAP differs in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For more information about the differences between Brazilian GAAP and U.S. GAAP, and a reconciliation of our net income (loss) and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see Note 35 to our Consolidated Financial Statements.

     Financial information in this Annual Report is presented in reais. On June 2, 2008, the selling exchange rate for reais was R$1.6320 per U.S.$1.00.

     References in this Annual Report to the “Common Shares,” “Class A Shares” and “Class B Shares” are to our common shares, class A preferred shares and class B preferred shares, respectively. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing 1 Class B Shares. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

     Certain terms are defined the first time they are used in this Annual Report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary” that begins on page 102.

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

     The selected financial data as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 have been derived from our Consolidated Financial Statements. The selected financial data as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 have been derived from our audited financial statements that are not included in this Annual Report.

     As stated above, our Consolidated Financial Statements are prepared in accordance with Brazilian GAAP, which differs in certain material respects from U.S. GAAP. See Note 35 to our Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2007 and 2006 and net income for the years ended December 31, 2007, 2006 and 2005.

	As of and for the year ended December 31,

	2007	2006(3)	2005	2004(2)	2003(1)

	(millions of reais)
Income Statement Data:
Brazilian GAAP
Operating Revenues	7,920	7,421	6,801	5,533	4,420
Net operating revenues(4)	5,422	4,889	4,440	3,620	2,927
Operating expenses(4)	(3,815)	(3,340)	(3,620)	(3,009)	(2,822)
Operating income	1,607	1,549	820	611	105
Financial income (expenses), net	20	295	(101)	(19)	160
Equity in results of Investees	2	(6)	9	2	17
Other income (expense), net	(31)	(23)	(11)	(7)	(21)
Income taxes	(460)	(558)	(198)	(196)	(89)
Income (loss) before non-controlling interest and extraordinary item	1,138	1,257	519	391	172
Non-controlling interest	(31)	(14)	(16)	(21)	(14)
Extraordinary item, net of tax effect	-	-	-	-	-
Net income (loss)	1,107	1,243	502	370	158
Dividends declared	268	281	123	96	43

U.S. GAAP
Operating Revenues	7,920	7,421	6,801	5,533	4,420
Net operating revenues	5,422	4,889	4,440	3,620	2,927
Operating income	1,383	1,185	884	279	(270)
Net income (loss)	981	1,019	556	124	(72)

Balance Sheet Data:
Brazilian GAAP
Current assets(5)	3,162	3,014	2,472	1,653	1,382
Recoverable rate deficit (CRC)(6)	1,250	1,194	1,182	1,197	1,036
Non-current assets(7)	1,991	1,839	2,047	2,222	2,165
Property, plant and equipment, net	6,832	6,712	5,991	5,731	5,406
Total assets	12,360	11,935	10,930	10,018	9,378
Loans and financing and debentures (current)	265	929	215	671	273
Current liabilities	1,815	2,581	2,352	2,337	1,305
Loans and financing and debentures (long-term)	1,838	1,733	1,829	1,160	1,736
Long-term liabilities	3,077	2,771	2,947	2,453	3,210
Shareholders’ equity	7,236	6,376	5,487	5,108	4,834
Capital stock	4,460	3,875	3,480	3,480	2,900
U.S. GAAP
Total assets(8)	12,065	12,592	11,122	10,589	10,058
Long-term liabilities(8)	2,206	2,669	2,803	2,837	2,913
Shareholders’ equity(8)	7,841	7,169	5,964	5,530	5,475

	As of and for the year ended December 31,

	2007(10)	2006	2005	2004	2003

	(R$ except numbers of shares)
Share and per share data:
Brazilian GAAP
Net income per share at year end:	4.04	4.54	1.84	1.35	0.58
Dividends per share at year end: (9)
Common Shares	0.93	0.98	0.43	0.33	0.15
Preferred Shares—Class A	1.63	1.41	1.27	1.27	1.06
Preferred Shares—Class B	1.03	1.07	0.47	0.37	0.16
Number of shares outstanding at year end (in thousands):
Common shares	145,031	145,031	145,031	145,031	145,031
Preferred shares Class A	398	399	403	404	405
Preferred shares Class B	128,226	128,225	128,221	128,220	128,219

Total	273,655	273,655	273,655	273,655	273,655

U.S. GAAP
Basic and Diluted - Earnings per share:
Common Shares	3.42	3.56	1.94	0.43	(0.50)
Preferred Shares—Class A	4.37	4.24	1.27	1.27	1.06
Preferred Shares—Class B	3.77	3.91	2.14	0.48	-
Shares outstanding (weighted average – in thousands):
Common Shares	145,031	145,031	145,031	145,031	145,031
Preferred Shares—Class A	399	403	404	405	406
Preferred Shares—Class B	128,225	128,221	128,220	128,219	128,218

Total	273,655	273,655	273,655	273,655	273,655

_______________
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
(4)
Fuel usage account (CCC), energy development account (CDE) and research and development (P&D and PEE) were classified in 2007 as deductions from gross operating revenues instead of operating costs as required by the ANEEL ordinance No. 3,073/2006. For comparative purposes, this reclassification was applied for 2006 and 2005. For more information, see note 2 to the Financial Statements.

(5)	Including the current balances of recoverable rate deficit (CRC) in the amount of R$41 million in 2007, R$ 35 million in 2006, R$32 million in 2005, R$29 million in 2004 and R$124 million in 2003.
(6)	Including both current and non-current CRC accounts receivable.
(7)
Including the non-current balances of recoverable rate deficit (CRC) in the amount of R$1,210 million in 2007, R$1,159 million in 2006, 1,150 million in 2005, R$1,168 million in 2004 and R$912 million in 2003. Also, pursuant to CVM Deliberation No. 489 (contingent assets and liabilities), we were required to present the reserve for contingencies, net of the related escrow deposit, for 2006 and 2005. This presentation did not affect the balance for periods prior to 2005.

(8)	We have adopted SFAS 158 as of December 31, 2006. See note 35 to the Financial Statements.
(9)
Amounts shown for 2005, 2004 and 2003 represent interest on equity, which we elected to pay in lieu of dividends. In 2007 we paid R$200 million in interest on equity and R$68 million in dividend, whereas in 2006 we paid R$158 million in dividends and R$123 million in interest on equity. For dividends per share in US$, see “Item 8. Financial Information.”

(10)
On July 2, 2007, the shareholders approved a reverse split of our shares 1,000-for-1. For comparative purposes, this chart reflects the reverse split retroactively for the years 2006, 2005, 2004, and 2003. For more information, see note 35.b(ii) to the Financial Statements.

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

	Exchange Rate of Brazilian Currency per U.S.$1.00

Year	Low	High	Average(1)	Year-End

2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9171	2.6544
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1679	2.1380
2007	1.7325	2.1556	1.9300	1.7713

_______________
Source: Central Bank.
(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

Month

	Low	High

December 2007	1.7616	1.8233
January 2008	1.7414	1.8301
February 2008	1.6715	1.7681
March 2008	1,6700	1,7491
April 2008	1,6575	1,7534
May 2008	1,6434	1,6949

_______________
Source: Central Bank

     On June 2, 2008, the Central Bank selling rate was R$1,6320 per U.S.$1.00.

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

     Fluctuations in the value of the Brazilian real against foreign currencies may result in uncertainty in the Brazilian economy and the Brazilian securities market, and they could have a material adverse effect on our net income and cash flow.

     In recent years, the Brazilian real has appreciated against foreign currencies, but the value of the real may continue to fluctuate and may rise or decline substantially from current levels. For additional information about historical exchange rates, see “Item 3. Key Information—Exchange Rates.”

     Depreciation of the real would increase the cost of servicing our foreign currency-denominated debt and the cost of purchasing electricity from the Itaipu power plant, a hydroelectric facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs. Depreciation of the real would also create additional inflationary pressures in Brazil that may negatively affect us. Depreciation generally curtails access to international capital markets and may prompt government intervention, including recessionary governmental policies. It also reduces the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our Class B Shares and, as a result, the ADSs.

If Brazil experiences substantial inflation in the future, our margins and the market price of the Class B Shares and ADSs may be reduced.

     Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rates of inflation, measured in accordance with the variation of the Índice Geral de Preços —Disponibilidade Interna (“IGP-DI”) index, were 1.2% in 2005, 3.8% in 2006, 7.9% in 2007 and 5.1% for the five months ended May 31, 2008. Inflation, certain governmental measures taken to combat inflation and public speculation about possible future government actions have in the past had significant negative effects on the Brazilian economy. If Brazil experiences substantial inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other emerging economies, which may have a negative effect on the market price of our Class B Shares and ADSs and may restrict our access to international capital markets.

     Economic and market conditions in other emerging market countries, especially those in Latin America, may influence the market for securities issued by Brazilian companies. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. In the wake of economic problems in various emerging market countries in the last decade and in the beginning of this decade (such as the Asian financial crisis of 1997, the Russian financial crisis of 1998 and the Argentine financial crisis that began in 2001), investors viewed investments in emerging markets with heightened caution. These crises produced a significant outflow of U.S. dollars from Brazil, negatively affecting the price of securities issued by Brazilian companies and causing Brazilian companies to face higher costs for raising funds, both domestically and abroad, and impeding access to international capital markets. Crises in other emerging market countries could hamper investor enthusiasm for securities of Brazilian issuers, including ours, which could adversely affect the market price of our Class B Shares and ADSs.

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

     We are controlled by the State of Paraná, which holds 58.6% of our outstanding common voting shares as of the date of this Annual Report, and whose interests may differ from other shareholders. The State of Paraná has the power to control all our operations, including the power to:

  elect a majority of the members of our Board of Directors; and

  determine the outcome of any action requiring common shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of any future dividends.

     Government policies undertaken by the State of Paraná could have a material adverse effect on us and our business, results of operations, financial condition or prospects.

We are largely dependent upon the economy of the State of Paraná.

     Our market for the majority of our sales of electricity is located in the State of Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná. We cannot assure you that economic conditions in Paraná will be favorable to us in the future. The GDP of the State of Paraná grew 6.0% in 2007, while Brazil’s GDP increased 5.4% during the same period.

We are involved in several lawsuits that could have a material adverse effect on our business if their outcome is unfavorable to us.

     We are the defendant in several legal actions, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially adversely affect our business and the value of the Class B Shares and ADSs. For additional information, see “Item 8. Financial Information—Legal Proceedings”.

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

     Our concession agreement and Brazilian law establish a price cap mechanism that permits three types of tariff adjustments: (1) annual readjustment (reajuste anual), (2) periodic revision (revisão periódica) and (3) extraordinary revision (revisão extraordinária). We are entitled to apply each year for the annual readjustment, which is designed to offset some effects of inflation on tariffs and pass through to customers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain other regulatory charges, including charges for the use of transmission facilities. In addition, ANEEL carries out a periodic revision every four years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff readjustments, the effect of which is to ensure that we share the benefits of improved economies of scale with our customers. We are also entitled to request an extraordinary revision of our tariffs if unpredictable costs significantly alter our cost structure.

     We cannot assure you that ANEEL will establish tariffs at rates that are favorable to us. In addition, to the extent that any of these adjustments are not granted by ANEEL in a timely manner, our financial condition and results of operations may be adversely affected.

We may face increased competition that could adversely affect our market share and revenues.

     Within our concession area we do not currently face competition in the distribution of electric energy to residential, commercial and industrial customers of low voltage supply. However, as a result of legislation passed in 1995 and 1998, other suppliers are permitted to offer electricity to certain large electricity customers that meet the regulatory requirements to qualify as Free Customers. Free Customers are those customers with demand equal to or greater than 3MW that are supplied at a voltage level equal to or greater than 69kV or, in the case of customers that have entered the market since July 1995, customers with demand equal to or greater than 3MW that are supplied at any voltage level. Moreover, customers with demand greater than 500 kW that are supplied at any voltage level can choose their supplier if their energy is derived from: small hydroelectric plants, aeolian plants, biomass plants or systems of qualified cogeneration. These Free Customers may be offered electricity at lower prices than those we currently charge. Our distribution business is not able to compete with these suppliers since it has not been allowed to enter into agreements with Free Customers since December 2004, although our generation business has retained the right to compete with such suppliers for Free Customers. The increase in competition from other energy suppliers serving Free Customers located in our concession area, together with the issuance of additional regulations aimed at fostering competition in the energy sector, could adversely affect our market share and revenues.

Our customers may migrate from the distribution network to the transmission network.

     Certain customers may be entitled to connect directly to the transmission network, in which case our distribution business ceases to collect the distribution tariffs. The right that we have to recover part of this loss may not be sufficient to cover our investments in distribution and may adversely affect our revenues and results of operations.

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

     We are a major Brazilian power company that generates, transports and distributes electricity to customers in the State of Paraná. In recent years, the Brazilian government has implemented policies that have had a far-reaching impact on the Brazilian power industry and, in particular, the electricity industry. Law Nº. 10,848, Lei do Novo Modelo do Setor Elétrico (the “New Industry Model Law”), which regulates the operations of companies in the power industry, was enacted on March 15, 2004. The constitutionality of the New Industry Model Law is currently being challenged in the Brazilian Supreme Court. On October 11, 2006, in a majority decision, the Brazilian Supreme Court upheld the constitutionality of the New Industry Model Law. Although this decision is not final, the New Industry Model Law remains in force. If all or a relevant portion of the New Industry Model Law is found unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the New Industry Model Law may change, thus generating uncertainty as to how and when the Brazilian government will introduce changes to the electricity industry.

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

     During 2007, we provided electricity to 17 Free Customers, representing approximately 4.8% of our gross operating revenues from energy sales and approximately 3.7% of the total quantity of electricity sold by us. Less than 1% of the megawatts sold under contract to such customers are set to expire in 2008. There can be no assurance that, upon the expiration of these contracts, the Free Customers will purchase energy from us.

     At December 31, 2007, we had 33 customers that were eligible to qualify as Free Customers. There can be no assurance that upon becoming Free Customers, such customers will continue to purchase energy from us. A loss of business to other energy suppliers serving Free Customers would lower our cash flow and could adversely affect our market share.

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

     We carry out our distribution, generation and transmission activities pursuant to concession agreements executed by our subsidiaries with the Federal government through ANEEL. Our concessions are for terms of 30 to 35 years and may be extended if certain conditions are met. In the event that we fail to comply with any term of our concessions or applicable laws, ANEEL may impose penalties on us, which may include the imposition of substantial fines (in some instances, up to two percent of a concessionaire’s revenues in the fiscal year immediately preceding the assessment) and restrictions on our operations. ANEEL may also terminate our concessions prior to the expiration of their terms if we fail to comply with their provisions, if we are declared bankrupt, if we are dissolved or if ANEEL determines, through an expropriation proceeding, that terminating our concession would be in the public interest. If ANEEL terminates any of our concessions before their expiration, we would not be able to operate the segment(s) of our business that had been authorized by the concession. Furthermore, any compensation that we may receive from the Federal Government for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment. In addition, concessions for new generation projects (such as Mauá, in our case) are non-extendable, meaning that upon expiration, the concessionaire must again complete a competitive bidding process. The early termination or non-renewal of any of our concessions or the imposition of severe fines or penalties by ANEEL could have a material adverse effect on our financial condition and results of operations. See “The Brazilian power industry—Concessions.”

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

Item 4. Information on the Company

THE COMPANY

     We are a fully integrated electric power company engaged in the generation, transmission and distribution of electricity in the Brazilian State of Paraná, pursuant to concessions granted by the Brazilian regulatory agency for the electric sector, ANEEL. We also provide telecommunications and other services through various partnerships that we maintain.

     At December 31, 2007, we generated electricity at 17 hydroelectric plants and one thermoelectric plant, for a total installed capacity of 4,549.6 MW (approximately 99.6% of which is hydroelectric). Including the installed capacity of our partnerships in generation, our total installed capacity is 5,151.3 MW. Our electric power business is subject to comprehensive regulation by ANEEL.

     We hold concessions to distribute electricity in approximately 98.2% of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. At December 31, 2007, we owned and operated 1,830 kilometers of transmission lines (which consist of a small portion of our 138 kV assets, our 230 kV assets and our 525 kV assets) and 177,046 kilometers of distribution lines (which consist of our assets of 138 kV and below), constituting the third-largest distribution network in Brazil. Of the electricity volume we supplied to our Final Customers during 2007:

  38.7% was to industrial customers;
  25.7% to residential customers;
  18.6% to commercial customers; and
  17.0% to rural and other customers.

     Industrial consumption, including Copel Geração’s Free Customers, accounted for 38.7% of our total sales in 2007, an increase of 7.5% as compared to 2006. This increase reflects the improved economic performance of the state of Paraná, led by positive results in the agricultural, industrial and service sectors. The state’s exports increased by 23.3%, led by greater sales of soy, corn, automobiles and poultry meat.

     In 2007, residential consumption, which accounts for 25.7% of our market sales to Final Customers, grew by 6.6%, as evidenced by the rate of consumption per residential customer, which reached 157.9 kWh/month in 2007, 3.6% higher than 2006 (152.5 kWh/month). This growth was largely due to increases in income, falling interest rates, greater access to credit and longer term credit, as well as the fact that average temperatures during 2007 were higher than average temperatures during 2006.

     Commercial consumption, which accounts for 18.6% of our market sales to Final Customers, recorded a 9.2% rate of growth, the highest rate of growth among our major customer categories. This increased consumption resulted from increased customer income and a larger number of customers with elevated levels of consumption, including supermarkets and shopping centers. Higher temperatures also led to increased commercial consumption.

     Rural consumption increased by 6.3% in 2007 and accounted for 7.6% of our total sales to Final Customers. This growth resulted from recovering agricultural activities, as evidenced by soy and corn production, for which Paraná has the largest production volume in Brazil. Average rural consumption increased by 4.7% in 2007 as compared to the previous year, reaching 380.2 kWh/month.

     Key elements of our business strategy include the following:

  expanding our power generation, transmission, and distribution systems;
  expanding our generation business’ sales to Free Customers both inside and outside the state of Paraná;
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
Historical Background

     We were formed in 1954 by the State of Paraná to engage in the generation, transmission and distribution of electricity, as part of a plan to bring the electric power sector under state control. We acquired the principal private power companies located in the State of Paraná in the early 1970s. During the period from 1970 to 1977, we significantly expanded our transmission and distribution network and the connection of our network to networks in other Brazilian states. In 1979, a change in state law permitted us to extend our generating activities to include production from sources other than hydroelectric plants. We are currently the largest company in the State of Paraná in our segment (power and related industries). We are a corporation incorporated and existing under the laws of Brazil, under the legal name Companhia Paranaense de Energia – COPEL. Our head offices are located at Rua Coronel Dulcídio, 800, CEP 80420-170 Curitiba, Paraná, Brazil. Our telephone number at the head office is (55-41) 3322-3535.

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

     Recently, to comply with energy sector legislation, we transferred the assets of COPEL Transmissão to COPEL Distribuição (69 kV – 138 kV) and to COPEL Geração (a small portion of our assets of 138 kV and all our assets of 230 kV and above), changing the name of the latter to COPEL Geração e Transmissão S.A. (“COPEL Geração e Transmissão”).

* share of voting capital

Business

     During 2007, we produced 42.8% of the total energy available in our systems. In addition to the energy we produce, we are required, like certain other Brazilian distribution companies, to purchase energy from Itaipu Binacional (“Itaipu”) in an amount determined by the Brazilian government based on our share in the Brazilian electricity market. Itaipu is the largest operating hydroelectric power plant in the world, with an installed capacity of 14,000 MW. Pursuant to a 1973 treaty between Brazil and Paraguay, Brazil purchases a substantial majority of the electricity generated by Itaipu. The following chart sets forth the sources and uses of electricity we delivered during 2007. Amounts other than percentages are in GWh. The classification of our energy sales is based on the regulatory structure discussed in “—The Brazilian Power Industry.”

     The following table sets forth the total electricity we generated, purchased from Itaipu and purchased from others during the 2003-2007 period.

	Year ended December 31,

	2007	2006	2005	2004	2003

	(GWh)
Electricity we generated	18,134	10,358	18,436	19,121	16,598
Electricity we purchased from Itaipu	4,666	4,665	4,683	4,609	5,678
Auction—CCEAR – Subsidiaries	1,203	1,038	891	0	0
Auction—CCEAR – Other	11,850	10,294	7,338	0	0
Electricity we purchased from others(1)	6,472	12,877	7,787	5,805	7,286

Total.	42,325	39,232	39,135	29,535	29,562

_______________
(1)	Includes capacity made available but not fully delivered.

     The following table sets forth the total electricity we sold to Final Customers, distributors, and other utilities in the South of Brazil through a transmission network known as the Interconnected Power System—South/Southeast (“Interconnected Power System”) that links the states in the South and Southeast of Brazil.

	Year ended December 31,

	2007	2006	2005	2004	2003

	(GWh)

Electricity delivered to Final Customers (retail and unregulated) (2)	19,984	18,691	18,696	18,736	18,782
Electricity delivered to distributors in the State of Paraná	474	457	450	484	468
Electricity delivered to out of state distributors under Initial Supply Contracts	0	0	35	70	105
Bilateral Agreements	3,945	4,287	3,778	4,134	2,410
Auction—CCEAR – Subsidiaries	1,203	1,038	891	0	0
Auction—CCEAR – Other	10,737	10,136	7,597	0	0
Electricity delivered to the Wholesale Energy Market and the Interconnected Power System (1)	2,927	1,814	4,417	4,101	6,199

Subtotal	39,270	36,423	35,864	27,525	27,964

Losses	3,055	2,809	3,271	2,010	1,598

Total	42,325	39,232	39,135	29,535	29,562

_______________
(1)	Includes capacity made available but not fully delivered.
(2)	Includes Free Customers.

Generation and Purchases of Energy

Generation Facilities

     At December 31, 2007, we operated 17 hydroelectric plants and one thermoelectric plant, with a total installed capacity of 4,549.6 MW. As of December 31, 2007 we also owned 100% of Centrais Eólicas do Paraná Ltda. (70% through Copel Geração e Transmissão and 30% through Copel Participações), a wind power plant with a total installed capacity of 2.5 MW. We produce electricity almost exclusively through our hydroelectric plants. Our assured energy, which represents our minimum potential total output, totaled 17,175 GWh in 2007. Our actual generation in any year differs from our assured energy, as a result of hydrological conditions and other factors. We generated 18,134 GWh in 2007, 10,358 GWh in 2006, and 18,436 GWh in 2005. The generation of electrical energy at our hydroelectric plants is supervised and coordinated by our generation operation center in the city of Curitiba. This operation center is responsible for coordinating the operations related to approximately 99.2% of our total installed capacity.

     The following table sets forth certain information relating to our main plants in operation at December 31, 2007.

		Installed	Assured	Placed In	Concession
Type	Plant	Capacity	Energy (1)	Service	Expires

		(MW)	(GWh/yr)
Hydroelectric	Gov. Bento Munhoz da Rocha Netto	1,676	5,059	1980	2023
Hydroelectric	Gov. Ney Aminthas de Barros Braga	1,260	5,297	1992	2009
Hydroelectric	Gov. Jose Richa	1,240	5,314	1999	2010
Hydroelectric	Gov. Pedro Viriato Parigot de Souza	260	957	1970	2015
Wind	Centrais Eólicas do Paraná	2.5	N/A	1999	2029
Hydroelectric	Guaricana	36	119	1957	2026
Hydroelectric	Chaminé	18	102	1930	2026
Thermoelectric	Figueira	20	123	1963	2019

_______________
(1)	Values used to determine volumes committed for sale.

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

     Centrais Eólicas do Paraná. Centrais Eólicas do Paraná Ltda., a company formed in December 1998 to install and operate the first wind power plant in southern Brazil, comprises five 500 KW wind power generators amounting to an installed capacity of 2.5 MW. The facility generates 4.84 GWh annually. The plant has been in operation since February 1999. We invested R$1.2 million in the construction of the plant, the total cost of which was R$4 million. On September 6, 2007, Wobben WindPower Indústria e Comércio Ltda. signed an agreement with COPEL Geração to transfer its 70% interest in Centrais Eólicas do Paraná Ltda. to COPEL Geração for R$2.1 million. We now own 100% of the total issued and outstanding share capital of Centrais Eólicas do Paraná Ltda.

     Guaricana, Chaminé and Figueira, together with our eleven other hydroelectric plants (Marumbi, Apucaraninha, Mourão, Derivação do Rio Jordão, São Jorge, Chopim I, Rio dos Patos, Cavernoso, Pitangui, Salto do Vau and Melissa) have a total installed capacity of 113.6 MW.

     The following table sets forth information regarding certain generation plants in which we had an ownership interest as of December 31, 2007:

		Installed	Assured		Our Ownership	Concession
Type	Plant	Capacity	Energy	Placed in Service	Percentage	Expires

		(MW)	(GWh/yr)
Hydroelectric	Dona Francisca	125.0	700.8	February 2001	23.03%	2033

Hydroelectric	Foz do Chopim	29.1	188.0	October 2001	35.77%	2030

Hydroelectric	Elejor (Santa	246.3	1,229.0	July 2005	70.0%	2036
	Clara and
	Fundão)			June 2006

Thermal	Araucaria	484.5	N/A	September 2006	80.0%	2029

     Dona Francisca. We own 23.03% of the total issued and outstanding common shares of the Dona Francisca Energética S.A. hydroelectric power plant (“Dona Francisca”), which is located on the Jacuí River in the State of Rio Grande do Sul. The share capital is also shared among Gerdau S.A. with a 51.82% interest, Celesc S.A. with a 23.03% interest and Desenvix with a 2.12% interest. Construction of Dona Francisca began in August 1998 and commercial operations started in February 2001. Dona Francisca’s balance sheet as of December 31, 2007 reflects accounts payable in the total amount of R$220.4 million, R$139 million of which refers to loans extended to it by the Interamerican Development Bank and Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), a Brazilian development bank wholly owned by the Brazilian government. The loans are guaranteed by a pledge of shares of Dona Francisco. In 2004, Dona Francisca signed a power purchase agreement with Copel Geração, valued at R$51.5 million annually, which will terminate in March 2015 and which obligates Copel Geração to purchase 100.0% of the energy generated at Dona Francisca. This agreement was ratified by ANEEL on December 29, 2004.

     Foz do Chopim. The Foz do Chopim hydroelectric plant is located on the Chopim River in the State of Paraná and was built on the already existing structure of the Julio de Mesquita plant, which is no longer active. We own 35.77% of the total issued and outstanding share capital of the Foz do Chopim hydroelectric plant and the remaining 64.23% is owned by Silea Participações Ltda. The plant has an installed capacity of 29.07 MW. The investment necessary to construct the plant was R$51.4 million. The first generation unit started operating on October 25, 2001, and the second-generation unit started operating on December 8, 2001.

     Santa Clara and Fundão. The Santa Clara and Fundão hydroelectric plants consist of two hydroelectric power generation units on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 240 MW. Two smaller hydroelectric generation units are installed in the same location, these units are expected to have an additional installed capacity of 6 MW. Centrais Elétricas Rio Jordão (“ELEJOR”) signed a concession agreement with a term of thirty-five years for the Santa Clara and Fundão plants in October 2001. The construction of the plants began in December 2002 and in April 2004, respectively. In September 2004, after obtaining all of the required governmental authorizations, we acquired 30.0% of the voting capital of ELEJOR, valued at approximately R$40 million. These shares had previously been held by Triunfo Participações. The Santa Clara plant began operations in July 2005 and added an additional 60MW to the total energy made available by us. In September 2005, the installed capacity of the Santa Clara plant increased by 60 MW. The Fundão plant began operations in July 2006 adding 120MW to the total energy available to us. As of December 31, 2007, we own 70.0% of the common shares of ELEJOR and PaineraPar owns the remaining 30.0% .

     ELEJOR is required to pay the Federal Government for the use of hydroelectric resources, from the sixth through the end of the thirty-fifth year of its concession, with total annual payments of R$19 million, payable on a monthly basis, beginning on October 25, 2006. This amount is monetarily adjusted, on an annual basis, by the IGP-M. In 2007, the aggregate amount of concession payments paid by ELEJOR to the Federal Government was R$33.5 million.

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

     Araucária. Araucária was formed in April 1998 to construct the UEG Araucaria Thermoelectric Plant in the municipality of Araucária (located in the Curitiba metropolitan area). El Paso Empreendimentos e Participações Ltda (“El Paso”), managed by a subsidiary of El Paso Corporation owned 60% of the equity of Araucária, Petrobras owned 20% and we owned 20%. The plant was completed in September 2002, with a net capacity of 484.3 MW, but it started to operate in September, 2006. The plant is fueled by natural gas. ANEEL granted Araucária a license to operate as an independent power producer. On May 30, 2006, we entered into an agreement with Araucária to settle certain outstanding legal disputes among the shareholders relating to the UEG Araucaria Thermoelectric Plant. Pursuant to this settlement agreement, we agreed to acquire all of the interests held by El Paso in Araucária for U.S.$190 million.

     On December 28, 2006, the Araucária Thermal Power Plant Lease Agreement (the “Lease Agreement”) was signed by Araucária and Petrobras. It expires on June 30, 2008, but may be extended by joint agreement for up to 6 months. The Lease Agreement provides for a monthly lease, which is intended to cover all costs and taxes owed by Araucária and is composed of a monthly fixed portion and a monthly variable portion. The monthly fixed portion is R$14.16 per MWh multiplied by the reference power rating (428.35 MW) and by the number of hours of each month. The monthly variable portion, in the amount of R$35.85 per MWh, is calculated according to the actual power output.

     On the same date, the Araucária Thermal Power Plant Operation and Maintenance Service Agreement was also signed by Copel Geração and Petrobras. It will be in effect until December 31, 2008, or until the expiration of the Lease Agreement, whichever occurs first. The monthly fee paid to the service provider is R$6.31 per MWh multiplied by the reference power rating (428.35 MW) and by the number of hours of each month.

Expansion of Generating Capacity

     We expect to spend R$144.6 million in 2008 to expand our generation capacity at our wholly owned facilities and through generation partnerships.

     We have participation interests in several generation projects, and the energy that these projects will generate will substantially enhance our generation capacity in the future. The following table sets forth information regarding our planned major generation projects for the period from 2008 to 2011.

	Estimated	Estimated	Budgeted	(Expected)
	Installed	Assured	Completion	Beginning of	Our Ownership
Facility	Capacity	Energy(1)	Cost	Operation	Percentage	Status

	(MW)	(GWh/year)	(R$ million)

						Concession
Mauá	362	1,732	991.3	January 2011	51.0%	Granted
						Concession
São Jerônimo	331	1,450	510.0(2)	Unknown	41.2%	Granted

_______________
(1)	Values used to determine volumes committed for sale.
(2)	As of October 2002.

     Mauá. In October 2006, a consortium that we established with Eletrosul (in which we hold a 51% stake and Eletrosul holds a 49% stake) was awarded a concession to construct and operate the Mauá hydroelectric power plant on the Tibagi River in the State of Paraná. The Mauá facility will have a minimum installed capacity of 350 MW. A small hydropower unit will also be built, adding an additional 12 MW of installed capacity to the project, amounting to a total installed capacity of 362 MW. The necessary environmental license was obtained on March 24, 2008, and construction is scheduled to begin in the first half of 2008. Commercial generation is scheduled to begin in January 2011. The facility’s total power output (192 average MW) is committed under a 30-year contract, at a price of R$112.96/MWh, with supply starting in January 2011.

     São Jerônimo. The São Jerônimo hydroelectric plant will be located between the municipalities of Tamarana and São Jerônimo da Serra on the Tibagi River in the State of Paraná. The plant, whose future structure will include a 105-meter dam, is projected to have two generation units with a total installed capacity of 331 MW. It is unclear when the construction of the facility will begin. There are a number of issues that must be resolved before construction can begin, the most significant being that we must obtain permission from the Brazilian Congress to start construction since the plant will be located in an indigenous area.

Proposed Projects

     We are involved in various private initiatives formed to study the technical, economic and environmental feasibility of certain generation projects. These proposed generation projects would have a total of 316 MW of installed capacity. The following table sets forth information regarding our proposed generation projects.

		Estimated
		Installed	Estimated Assured		Our Ownership
Type	Project	Capacity	Energy	Estimated Cost	Percentage

		(MW)	(GWh/yr)	(R$) in millions
Hydroelectric	Rio Cavernoso	19	92	77(1)	100%
Hydroelectric	Rio Areia	30	149	69(2)	30.0%
Hydroelectric	Rio Chopim	123	598	184(2)	15.0%
Thermal	UTE Figueira	144	1,060	470(3)	100.0%

_____________
(1)	Cost is estimated as of December 2006.
(2)	Cost is estimated as of April 2002.
(3)	Cost is estimated as of August 2007.

Purchases

     Itaipu

     We purchased 4,666.4 GWh of electricity from Itaipu in 2007, which constituted 11% of our total available electricity in 2007. Our purchases represented approximately 8% of Itaipu’s supply to Brazil. Electric utilities operating under concessions in the midwest, south and southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they historically have provided to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars.

     In 2007, we paid an average tariff of R$82.59 per MWh for energy from Itaipu, compared to R$71.88 per MWh during 2006. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

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

     On January 2, 2007, we entered into amendments to the Cien Agreements, reducing the contracted volumes from an average of 400.0 MW to an average of 175 MW, for supply through December 31, 2007. This reduction was the result of an Argentine law limiting Argentina’s energy exports. The deficit in our distribution business caused by the reduction in the Cien contracts has not been completely offset, since COPEL Distribuição has had to purchase additional energy in the spot market. However, in order to compensate for this deficit, the Ministry of Mines and Energy, Ministério de Minas e Energia (“MME”) has allowed us to adjust the tariffs to offset the costs we incur by purchasing such additional volumes. During 2007, we recognized R$111.2 million for energy purchased from Cien.

     Specifically, to make up for the volumes no longer provided under the Cien Agreements, we acquired 159 MW, at a price of R$104.74/MWh, for the period from 2007 to 2014 at the A-1 Auction held on December 14, 2006. As a result of the amendments to the Cien Agreements, during the first quarter of 2007 we reverted R$100.9 million from a provision for payment of outstanding amounts under the amended agreements, which are now settled. In addition, we purchased 23.5 MW at the auction held in September 2007 to supplement our 2008 supply agreements.

     Other Suppliers

     In 2007, we purchased 13,053 GWh of electricity through auctions in the regulated market, of which 11,850 GWh we purchased from other concessionaires and 1,203 GWh we purchased from our own subsidiary. This energy represents 54% of the total electricity we purchased. For more information on the regulated market and the free market, see “—The Brazilian Power Industry—The New Industry Model Law.”

     The following table contains information concerning volume, costs and average tariffs for the main sources of the electricity we purchased in the last three years.

Source:		2007	2006	2005

	Volume (GWh)	4,666	4,665	4,683
Itaipu	Cost (R$ millions)	385.4	335.4	464.4
	Average Tariff (R$/MWh)	82.59	71.88	99.17
	Volume (GWh)	1,533	3,504	3,504
Cien	Cost (R$ millions)	111.2	227.4	309.3
	Average Tariff (R$/MWh)	72.53	64.89	88.28
	Volume (GWh)	11,850	10,293	7,338
(Regulated Auctions Market)(1)	Cost (R$ millions)	845.1	654.1	430.6
	Average Tariff (R$/MWh)	71.32	63.55	58.69

_______________
(1)	Energy traded between Copel’s subsidiaries not included.

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

     The following table sets forth certain information concerning our transmission and distribution systems at the dates presented.

	At December 31,

	2007(1)	2006	2005	2004	2003

Transmission and subtransmission lines
(km)
230 kV and 525 kV	1,822.0	1,739.8	1,737.0	1,736.9	1,736.9
l38 kV	7.8	7.8	7.8	7.8	7.8
Distribution lines (km):
l38 kV	4,290.7	4,238.5	4,056.3	4,056.1	4,036.9
88 kV	58.2	58.2	58.2	58.2	58.2
69 kV	1,173.2	1,166.1	1,137.2	1,137.2	1,137.2
23 kV to 44 kV	76,524.7	74,460.8	74,156.7	74,156.7	85,870.5
13.8 kV to 23 kV.	94,999.7	91,296.6	91,419.3	91,419.3	79,296.5
Transformer capacity (MVA)
Transmission substations	16,702.2(2)	16,043.9	15,168.9	15,085.6	15,043.9
Generation (step up) substations	5,004.1	5,004.1	5,004.1	5,004.1	5,004.1
Distribution substations	1,624	1,624	1,434	1,467.0	1,420.0
Distribution transformers (MVA)	8,216.4	6,651	6,651	6,65.0	6,629.0

Total energy losses	7.2%	7.2%	8.3%	6.8%	5.4%

______________
(1)
Recently, to comply with energy sector legislation, we transferred the assets of COPEL Transmissão to COPEL Distribuição (69 kV – 138 kV) and to COPEL Geração (a small portion of our assets of 138 kV and all our assets of 230 kV and above), changing the name of the latter to COPEL Geração e Transmissão.

(2)
This figure includes 69 kV and 138 kV substations, which were transferred to Copel Distribuição, as well as transformers with primary tensions of 69kV and 138kV which belong to Copel Distribuição but are implemented in 230kV and 525kV substations, which belong to Copel Geração e Transmissão.

Transmission

     We operate transmission facilities (consisting of a small portion of our 138 kV assets and all our assets of 230 kV and above), which are used to transmit the electricity we generate and the energy we receive from other sources. In addition to using our transmission lines to provide energy to customers in the State of Paraná, we also transmit energy through the Interconnected Power System. Two federal companies, Centrais Elétricas do Sul do Brasil S.A. — Eletrosul (“Eletrosul”) and Furnas Centrais Elétricas S.A. – Furnas (“Furnas”), also maintain significant transmission systems in the State of Paraná. Furnas is responsible for the transmission of electricity from Itaipu, while Eletrosul’s transmission system links the states in the south of Brazil. Copel and the other utilities that own transmission facilities are required to allow other parties to access our respective transmission facilities by paying the appropriate fees. ANEEL sets the charges for the use of the Main Transmission Grid.

     The construction of new transmission facilities of 230 kV and higher will be auctioned or authorized by ANEEL. The winners of such auctions or those authorized by ANEEL must build, operate and maintain the new facilities, receiving an annual fee from users in accordance with regulations set by ANEEL. We are permitted by ANEEL to make minor improvements to some of the existing 230 kV and 525 kV facilities. In 2007, we reinforced our transmission system by building two new substations, each with a voltage of 230 kV.

Distribution

     Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 138 kV. Electricity is supplied to smaller industrial customers at the higher end of the voltage range and is supplied to residential, commercial and other customers at the lower end of the range. At December 31, 2007, we provided electricity in a geographic area encompassing approximately 98% of the State of Paraná and served over 3.4 million customers.

     Residential customers, representing 25.7% of our market for electricity, used 5,143 GWh of electricity during 2007, an increase of 6.6% from residential use over 2006. Industrial customers, representing 38.7% of our market for electricity, used 7,740 GWh of electricity during 2007, an increase of 7.5% from industrial use during 2006.

     Our distribution network includes 171,524 kilometers of distribution lines (up to 44 kV), 322,115 distribution transformers and 236 distribution substations of 34.5 kV each. During 2007, 91,747 new customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas where there is a large concentration of trees in the vicinity of the distribution grid.

     We have 34 customers who are directly supplied with energy at a high voltage (69 kV and above) through connections to our transmission lines. These customers accounted for approximately 6.3% of our total volume of electricity sold in 2007.

     We are responsible for expanding the 138 kV and 69 kV transmission grid within our concessionarea.

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

     Our energy losses totaled 7.2% of our available energy in 2007. Of our energy losses in 2007, 64% occurred during the distribution of energy, and 36% occurred during its transmission.

     In 2007, the two indicators by which we measure the quality of our performance – the duration and frequency of outages per customer – remained stable when compared to the same indicators in 2006.

     Information regarding the duration and frequency of outages for our customers is set forth in the following chart for the years indicated.

	Year ended December 31,

Quality of Supply Indicator	2007	2006	2005	2004	2003

DEC - Duration of outages per customer per year (in hours)	14h 40 min	14h 48 min	13h 28 min	14h 02min	18h 53min
FEC - Frequency of outages per customer per year (number of outages)	13.27	13.65	13.51	14.18	16.54

Sales to Final Customers

     During 2007, we supplied approximately 97% of the energy distributed directly to captive customers in the State of Paraná. Our concession area includes over 3.4 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, to the south of the State of Paraná. We also sell energy to 17 Free Customers, three of which are located outside of our concession area. During 2007, the total power consumption throughout our concession area, including Free Customers, was 19,984 GWh as compared to 18,691 GWh during 2006. Residential customers, representing 25.7% of energy supplied to final customers, used 5,143 GWh during 2007 – an increase of 6.6% as compared to 2006. Industrial customers, representing 38.7% of energy supplied to final customers, used 7,740 GWh during 2007 – an increase of 7.5% over industrial use during 2006. The following table sets forth certain information regarding our volumes of energy sold to, and revenues (in millions of reais) from sales of energy to, different categories of purchasers for the periods indicated.

	Year ended December 31,

Categories of Purchaser	2007		2006		2005		2004		2003

		(R$ in		(R$ in		(R$ in		(R$ in		(R$ in
	(GWh)(3)	millions)	(GWh)(3)	millions)	(GWh)(3)	millions)	(GWh)(3)	millions)	(GWh)(3)	millions)
Industrial Customers	7,740	1,934.1	7,200	1,751.7	7,639	1,649.2	8,197	1,456.3	8,599	1,172.1
Residential	5,143	1,900.1	4,826	1,884.1	4,653	1,857.0	4,467	1,651.4	4,382	1,365.3
Commercial	3,722	1,242.6	3,407	1,172.1	3,231	1,092.9	3,024	912.2	2,864	724.7
Rural and others(1)	2,803	556.7	2,684	559.6	2,608	554.4	2,497	481.2	2,396	389.5
Public services	576	134.3	574	132.6	565	122.4	551	104.4	542	84.9
Auction—CCEAR	11,940	721.9	11,174	634.9	8,488	435.6	0	0	0	0
Wholesale Energy Market and Interconnected Power System(4)	2,927	69.2	1,813	158.0	4,417	85.1	4,101	38.6	6,199	88.7
Other distributors (2)	4,419	576.5	4,745	498.1	4,263	429.2	4,688	407.2	2,982	245.4

Total	39,270	7,135.4	36,423	6,791.1	35,864	6,225.8	27,525	5,051.3	27,964	4,070.6

______________
(1)	Includes street lighting, municipalities and government agencies.
(2)	Total GWh includes our own consumption but does not include our energy losses.
(3)	Includes capacity made available but not fully delivered.
(4)	Includes the CCEE commercial agreements (Electric Power Trade Chamber – Pool) and the Energy Reallocation Mechanism.

     The following table sets forth the number of our Final Customers in each category at December 31, 2007.

Number of Final
Category	Customers

Industrial	58,795
Residential	2,713,463
Commercial	286,451
Rural and others(1)	378,369

Total.	3,437,078

______________
(1)	Includes public services

     Industrial and commercial customers accounted for approximately 27.1% and 17.4%, respectively, of our total revenues from energy sales during 2007. In 2007, 26.6% of our total revenues from energy sales were from sales to residential customers, with an average tariff of R$369.46 per MWh.

Tariffs

     Retail tariffs. We classify our customers into two groups (“Group A Customers” and “Group B Customers”), based on the voltage level at which electricity is supplied to them and on whether they are considered as industrial, commercial, residential or rural customers. Each customer falls within a certain tariff level defined by law and based on the customer’s classification, although some flexibility is available according to the nature of each customer’s demand. Under Brazilian regulation, residential customers (other than Low Income Residential Customers, as defined below) pay the highest tariff rates, followed by commercial and industrial customers.

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

     In June 2006, ANEEL authorized a 5.12% increase in our tariffs. Previously, we had effected a policy of tariff discounts to those of our Final Customers who paid their electricity bills when due. After that tariff increase, we discontinued our policy of providing a tariff discount.

     On June 24, 2007, ANEEL required us to decrease our tariffs by an average of 1.22% pursuant to the annual tariff readjustment. The primary reason that ANEEL decreased our tariffs was to account for the devaluation of the US dollar against the Real in 2006.

     Electrical energy tariffs have gone through a realignment process in order to reduce the subsidization of high-voltage customers by low-voltage customers. Consequently, the average readjustments applied were higher in high-voltage users (0.94%) and lower for low-voltage customers (-1.89%) . Nevertheless, comparing earlier tariffs with those currently in force, the average effect will be a -0.21% adjustment for high-voltage customers and a -2.04% adjustment for low-voltage customers.

     On June 23, 2008, ANEEL required us to decrease our tariffs by 3.35%, pursuant to the second periodic revision. This decrease consisted of a 7.17% decrease in our retail tariffs and a 3.82% increase for deferred regulatory asset recovery (CVA).

     The following table sets forth the average tariffs (including value-added taxes) for each category of Final Customer in effect in 2007, 2006 and 2005.

	2007	2006	2005

	(R$/MWh)	(R$/MWh)	(R$/MWh)
Tariffs

Industrial.	249.88	243.30	215.91
Residential	369.46	390.40	399.12
Commercial	333.87	344.02	338.23
Rural and others.	198.61	208.51	214.31
Public services	233.18	231.07	216.61
All Final Customers	288.62	294.27	282.19

     Low Income Residential Customers. Under Brazilian law we are required to provide discounted rates to certain low income residential customers (“Low Income Residential Customers”). In 2007, we served 745,956 Low Income Residential Customers.

     The following table sets forth the current minimum discount rates approved by ANEEL for each category of Low Income Residential Customer.

Discount From
Consumption	Base Tariff

Up to 30 kWh per month	65%
From 31 to 100 kWh per month.	40%
From 101 to 160 kWh per month	10%

     Non-retail Tariffs. In 2005, ANEEL established a new formula for tariffs applied to small distributors. According to this new rule, small distributors must pay both an energy tariff and a distribution tariff. In 2007, we were granted an increase of approximately 35.6% in the average tariffs for Supply Contracts with distributors in the State of Paraná. During 2007, the average tariff for sales of energy pursuant to these Supply Contracts was R$114.21 per MWh. The Initial Supply Contracts were terminated by the end of 2005. We also had bilateral supply energy contracts with an average tariff of R$130.71/MWh in 2007.

     The following table sets forth average tariffs in effect in 2007, 2006 and 2005.

	2007	2006	2005

	(R$/MWh)	(R$/MWh)	(R$/MWh)
Tariffs
Supply Contracts with distributors in the State of Paraná	114.21	84.23	82.44

Initial Supply Contracts with out-of-state distributors(1)	-	-	60.42

Bilateral Contracts	130.71	111.56	107.62

______________
(1)	The Initial Supply Contracts were terminated by the end of 2005.

     Transmission Tariffs. Transmission concessionaires are entitled to annual revenues based on the transmission network they own and operate. These revenues are periodically readjusted according to criteria stipulated in the concession contract. Copel Geração e Transmissão is party to two concession contracts, each of which has a different structure for calculating this revenue value. In addition, we pay third parties for the use of their transmission networks, which are also part of the Main Transmission Grid. In 2007, we recognized as expenses R$514.5 million for the use of the Main Transmission Grid and recognized R$141.7 million in revenues for the use of our transmission network by third parties.

     One portion of our annual revenues, which amounted to 25.0% of our gross transmission revenues in 2007, is subject to periodic adjustment by Aneel. The periodic revision scheduled for 2005 was carried out in 2007, at which time Aneel applied an adjustment of –15.08% . This adjustment was applied retroactively to July 2005. The remainder of our annual revenues was subject to adjustment by IGP-M. As a result, the aggregate adjustment in our 2007 gross transmission revenues was –5.69% . For more information on our transmission tariffs, see Notes 29 and 31 of our consolidated financial statements.

     In June 2005, ANEEL also set R$3,456.90/MW as the tariff that we and the other distribution companies pay to Furnas for the transportation of high-voltage energy from Itaipu. In June 2006, ANEEL reduced this tariff to R$3,061.04/MW, and in June 2007 Aneel reduced it again, to R$3,012.28/MW.

Other Businesses

Telecommunications

     Copel Telecomunicações S.A. In March 1998, we became the first power company in Brazil to obtain an authorization from the Brazilian National Telecommunication Agency (ANATEL) to provide corporate telecommunication services within the State of Paraná and international long-distance services. We have been offering these services since August 1998 through the use of our fiber optics network (10.5 thousand Km by the end of 2007). The ownership of the network assets and our broad experience in the operation and maintenance of complex telecommunication networks have contributed to the success of this program. In 2002, we obtained an authorization from ANATEL to provide multimedia services. In 2007, we served 181 of the 399 municipalities in the State of Paraná, which represents 83% of the total population of the state. In addition to our commercial services, we have also been involved in an educational project aimed at providing lower and middle public school students in the State of Paraná with broadband Internet access in their schools.

     We also provide services to most of the major Brazilian telecommunication companies that operate in the State of Paraná. We have 504 clients, and our services are also provided to supermarkets, universities, banks, Internet Service Providers and television networks. Besides, a number of different telecommunication services are provided to the company’s subsidiaries for generation, transmission and distribution of electric power.

     Sercomtel. We own 45.0% of the voting stock of Sercomtel Telecomunicações S.A. (“Sercomtel Telecomunicações”) and 45.0% of Sercomtel Celular S.A. (individually, “Sercomtel Celular” and, jointly with Sercomtel Telecomunicações, “Sercomtel”). Sercomtel holds concessions to provide fixed and mobile telephone services in the municipalities of Londrina, Cambé, Ibipora, Arapongas and Tamarana in the State of Paraná and has obtained ANATEL’s authorization to make national and international telephone calls. Sercomtel has concessions from ANATEL to provide cable television in São José (State of Santa Catarina) and Osasco (State of São Paulo) and radio-wave television transmission in Maringá and Londrina (State of Paraná).

     As of December 31, 2007, Sercomtel Telecomunicações, in its concessions area for fixed telephone services, possessed a total of 177,739 telephone lines installed, of which 157,642 were in operation. As of December 31, 2007, Sercomtel Celular had an installed capacity of 75,785 terminals in its TDMA system, of which 6,975 were in operation, as well as an installed capacity of 97,848 terminals in its GSM system, of which 66,143 were in operation. Sercomtel’s 2007 gross revenues were R$257.8 million, with net profits of R$5.9 million.

Water and Sewage

     On January 14, 2008, Copel bought the entirety of the 30% stake in Dominó Holdings S.A. (“Dominó Holding”) held by Sanedo Ltda., a wholly-owned subsidiary of Grupo Vivendi, for R$110.2 million. We now own 45% of the total outstanding share capital of Dominó Holdings, which in its turn owns 34.75% of the voting stock of Companhia de Saneamento do Paraná – Sanepar (“Sanepar”), a public utility company that services 344 urban and rural municipalities and approximately 8.5 million people in the State of Paraná with water distribution and 4.4 million with sewage services. The State of Paraná owns 60.0% of the outstanding voting capital of Sanepar. Dominó Holdings’ net income in 2007 was R$55.2 million. The total outstanding share capital of Dominó Holdings are as follows: (1) 45.0% is held by us; (2) 27.5% is held by Construtora Andrade Gutierrez S/A; and (3) 27.5% is held by Daleth Participações S.A.

     In February 2003, the Government of the State of Paraná issued a decree canceling the Sanepar shareholders’ agreement and dismissing the board members appointed by Dominó Holdings. Dominó Holdings is currently engaged in litigation proceeding with the Government of the State of the Paraná in connection with this issue.

Gas

     We are engaged in the distribution of natural gas through Compagas, the company that holds the exclusive rights to supply piped gas in the State of Paraná. Compagas’ customers include industries, thermoelectric plants, two cogeneration plants, businesses, gas stations, residences, and fuel cells. Compagas is focusing its marketing efforts on substituting gas for fuel oil and other fuels as a means of achieving greater energy efficiency.

     As of December 31, 2007, we owned 51% of the capital stock of Compagas and accounted for this interest using the equity method. The minority shareholders of Compagas are Petrobras and Mitsui Gas, each of which owns 24.5% of the capital stock of Compagas.

     Compagas distributes natural gas from Bolivia supplied through the Bolivia-Brazil gas pipeline. The volume contracted by Compagas is enough to safely meet demand in the next two years. For future supplies, Compagas has already started to negotiate with Petrobras in order to contract additional purchases of Brazilian natural gas. Petrobras has indicated through its Anticipated Gas Production Plan (Antecipação de Produção de Gás – Plangás), that the investments made by Petrobras and other Brazilian companies are expected to offer a significant increase in the availability of Brazilian natural gas in the market, which is expected to increase from 28 million cubic meters per day in 2007 to 64 million cubic meters per day in 2009. Additionally, two new re-gasification plants are expected to become operational at the end of 2008 or the beginning of 2009, with a total processing capacity of 27 million cubic meters per day of natural gas. Compagas owns a gas distribution network in the State of Paraná consisting of 459 kilometers of pipelines. During 2007, Compagas recorded a daily average sales volume of 1,828,772 cubic meters of natural gas to 2,928 customers. During 2007, Compagas’ gross revenues were R$273.1 million, and its net income was R$47.9 million.

Natural Gas Sales in 2007

	Number of	Consumption	Participation
Segment	Customers	(m3)	(%)

Industrial	95	455,521	24.9%
Cogeneration	2	179,543	9.8%
Vehicular (gas stations)	24	91,292	5.0%
Commercial	163	6,810	0.4%
Residential (building)	2,642	2,123	0.1%
Raw Material	1	115,571	6.3%
Thermoelectrial plant	1	977,912	53.5%
Total	2,928	1,828,772	100.00%

Services

     We own 40.0% of the share capital of ESCO Electric Ltda. (“ESCO”), a company that assists customers with their electricity needs through the provision of consulting services, planning and project implementation, automation services, operation, maintenance, training and technical assistance. ESCO also markets products and services aimed at obtaining greater energy efficiency and energy conservation. During 2007, ESCO’s net revenues were R$5.3 million, and it had a net income of R$0.2million.

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

Concessions

     We operate under concessions granted by the Brazilian government for our generation, transmission and distribution businesses. Currently our distribution and our transmission concessions will expire in July 2015, but our concessions provide for possible extensions, which we will solicit from ANEEL 36 months prior to expiration.

     Since 1999, nine of our generation plants have had their concessions extended by Brazilian authorities for 20-year term in each case, as allowed by law. For those plants whose concessions have not yet expired, we will have the option to ask for a 20-year extension.

     We recently solicited renewals from ANEEL for the following plants, the concessions for which expire in 2009, 2010 and 2011: Gov. Ney Aminthas de Barros Braga (Segredo hydroelectric facility), Rio Jordão deviation project, Gov. José Richa (Salto Caxias hydroelectric facility) and Cavernoso. ANEEL has not yet initiated our renewal process. MME, the body eventually charged with deciding whether to renew a concession, has thus far granted all our other concession renewal requests.

Seasonality

     We believe that seasonality does not affect our businesses.

Competition

     We have been granted concessions to distribute electricity in an area comprising substantially all of the area of the State of Paraná and do not face competition from the five utilities that have been granted concessions for the remainder of the state. As a result of legislation passed in 2004, however, other suppliers are able to offer electricity to our existing Free Customers at prices lower than those we currently charge. Furthermore, under certain circumstances, Free Customers may be entitled to connect directly to the transmission grid rather than the distribution grid. Unlike a Free Customer’s choice of another energy supplier, in which case that customer must still use our distribution network and thus pay us the appropriate tariff, our distribution business ceases to collect tariffs from a customer who migrates to the Main Transmission Grid. As such, the migration of customers from the distribution network to the transmission network results in the loss of revenues for our distribution business.

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

     During 2007, we provided electricity to 17 Free Customers, representing approximately 4.8% of our gross operating revenues from energy sales and approximately 3.7% of the total quantity of electricity sold by us. Less than 1% of the megawatts sold under contract to such customers are set to expire in 2008. There can be no assurance that, upon the expiration of these contracts, the Free Customers will purchase energy from us.

     At December 31, 2007, we had 33 customers that were eligible to qualify as Free Customers. Such customers represented approximately 3.7% of our total volume of electricity sold in 2007, and approximately 4.7% of our total gross operating revenues from energy sales for that year.

     In the generation business, any producer may be granted a concession to build or manage generating facilities in the State of Paraná.

     In the transmission business, Brazilian law provides for competitive bidding for transmission concessions for facilities with voltage of 230 kV or greater that will form part of the Main Transmission Grid.

     Brazilian law requires that all of our concessions be subject to a competitive bidding process upon their expiration. We intend to apply for the extension of each concession 36 months prior to its expiration. We may face significant competition from third parties in bidding for renewal of such concessions or for any new concessions. The loss of certain concessions could adversely affect our results of operations.

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

     In 2002, we started to implement the Environmental Management System (“EMS”) in accordance with ISO 14000 rules, which manage the regulation of the environmental aspects of our generation activities.

     We are in compliance with all material environmental regulations and our most recent generation, transmission and distribution projects are in compliance with federal and state regulations. We are currently applying for the renewal of our environmental licenses for our respective generation and transmission activities. We must apply for these renewals from the Environment Institute of the State of Paraná every two years.

     Among the environmental and social programs we are involved with is the “Tribute to the Waters” (Tributo às Águas), program whose objective is to facilitate and promote sustainable social, economic and environmental development of the communities located on the Paraná River basins.

     To reinforce our commitment to environmental, social and economical aspects of sustainability, we are listed in the sustainability index of BOVESPA and we also report to the Global Reporting Initiative – GRI-G3.

The Condemnation Process

     Our principal properties consist of the generation, transmission and distribution facilities described in “—Business—Generation and Purchasers of Energy” and “—Business—Transmission and Distribution.” Of the net book value of our total property, plant and equipment at December 31, 2007 (including construction in progress), generation and transmission facilities represented 51.3%, distribution facilities represented 27.4%, telecommunications represented 2.7%, supply of gas represented 1.9%, ELEJOR represented 8.5% and UEG Araucaria Thermoelectric Plant represented 8.2% . We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

     Although we receive concessions from the Brazilian government to construct hydroelectric projects, we do not receive title to the land on which the projects are located. Land required for the implementation of our projects may only be condemned pursuant to specific legislation. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of condemnation disputes. At December 31, 2007 we estimated our liability related to the settlement of such disputes to be approximately R$5.2 million. This amount does not include the projections for land condemnation included in the budgets for each of our projects.

Insurance

     We maintain insurance for, fire natural disasters, accidents involving third parties, certain other risks associated with the transportation and assembly of equipment, construction of plants, and multirisks. Our subsidiaries Compagas, Elejor and Araucária also have similar insurance coverage. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums are justified by the low risk of major interruption, considering the energy available in the Interconnected Power System. We believe that we maintain insurance that is both customary in Brazil and adequate for the businesses in which we are engaged.

THE BRAZILIAN POWER INDUSTRY

General

     In February 2008, the Ministry of Mines and Energy, Ministério de Minas e Energia (“MME”) approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 144.8 GW by 2016, of which 75.3% is projected to be hydroelectric, 15.3% is projected to be thermoelectric, 2.3% is projected to be nuclear and 7.1% is projected to be from alternative energy sources such as wind, small hydro and biomass.

     Approximately 40.0% of the installed power generating capacity of Brazil is currently owned by Eletrobrás (including its wholly-owned subsidiary Eletronuclear and its 50.0% participation interest in Itaipu). Through its subsidiaries, Eletrobrás is also responsible for 65% of the installed transmission capacity equal or above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de São Paulo – CESP, Companhia Energética de Minas Gerais – CEMIG and us, among others. Under the New Model Industry Law, Eletrobrás and its subsidiaries were excluded from the National Privatization Program (Plano Nacional de Privatização), which the Brazilian government created in 1990 to promote the privatization of state-owned companies.

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

Electric Energy Trading Chamber—CCEE

     The Electric Energy Trading Chamber, Câmara de Comercialização de Energia Elétrica (“CCEE”), is a not-for-profit organization subject to authorization, inspection and regulation by ANEEL. The CCEE replaced the Wholesale Energy Market pursuant to the new rules set forth under the New Industry Model Law.

     The CCEE is responsible, among other things, for (i) registering all the energy purchase agreements (Contratos de Comercialização de Energia no Ambiente Regulado) (“CCEAR”) in the Regulated Market, and registering the agreements resulting from market adjustments and the volume of electricity contracted in the Free Market, and (ii) the accounting for and clearing of short-term transactions. The CCEE is comprised of holders of concessions, permissions and authorizations in the electricity industry and Free Customers and its board of directors is comprised of four members appointed by these agents and one by the MME, which will be the Chairman of the board of directors.

Energy Sector Monitoring Committee—CMSE

     The Energy Sector Monitoring Committee, Comitê de Monitoramento do Setor Elétrico (“CMSE”) was created by the New Industry Model Law to monitor service conditions in the next five years and to recommend preventative measures to ensure energy supply adequacy, including demand-side action and contracting of energy reserves.

Eletrobrás

     The New Industry Model Law excluded Eletrobrás and its subsidiaries from the National Privatization Program, which the Brazilian government created in 1990 to promote the privatization of state-owned companies. Eletrobrás serves as a holding company for the following federally-owned energy companies: Companhia Hidro Elétrica do São Francisco, Furnas, Eletrosul, Centrais Elétricas do Norte do Brasil S.A., Companhia de Geração Térmica de Energia Elétrica and Eltrobrás Termonuclear S.A. Electrobrás manages funds generated by some of the regulatory charges, as well as the commercialization of energy from Itaipu and from alternative energy sources, under the Proinfa Program.

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

    - the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities;

     - separation of generation, transmission, distribution and commercialization activities;

     - the establishment of concentration restrictions for holding equity interests in distribution or generation; and

     - the appointment of BNDES as the financing agent of the power industry, especially to support new generation projects.

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

Concessions

     The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to the MME or to ANEEL for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period, as opposed to permissions and authorizations, which are granted for an undetermined period of time by ANEEL, without a public bidding process. This period is usually thirty-five years for new generation concessions, and thirty years for new transmission or distribution concessions. An existing concession may be renewed at the granting authority’s discretion, except in some specific cases provided by law.

     The Concessions Law establishes, among other things, the conditions that the concessionaire must comply with when providing electricity services, consumers’ rights, and the obligations of the concessionaire and the granting authority. In addition to the Concession Law, the concessionaire must also comply with the general regulations, which govern the electricity sector. The main provisions of the Concessions Law and related ANEEL regulations are summarized as follows:

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

     Penalties. ANEEL regulations govern the imposition of sanctions against agents in the electricity sector and classify the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each infraction, the fines can be up to 2.0% of the revenue (net of value-added tax and services tax) of the concessionaire in the 12-month period preceding any penalty notice. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval for certain actions, including the following: (1) execution of contracts between related parties in the cases provided by regulation; (2) sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services; (3) changes in controlling interest of the holder of the authorization or concession; and (4) changes to the by-laws. In the case of contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that the contract be rescinded.

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

     The Regulated Market (the “Pool”)

     In the regulated market, distribution companies must purchase their expected electricity requirements for their captive customers in the Pool, through a public auction process. The auction is administered by ANEEL, either directly or through CCEE, under certain guidelines provided by the MME.

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

     Under the New Industry Model Law, the estimate of demand from distributors is the principal factor in determining how much electricity the system as a whole will contract. Under the new system, distributors are obligated to contract 100.0% of their projected electricity needs, as opposed to 95.0% under the previous regime. A deviation in actual demand from projected demand results in penalties to distributors. In the case of under-contracting, distributors are penalized directly in an amount that increases as the difference between projected demand and actual demand increases. Under-contracting distributors are also subject to indirect penalties, as they must pay additional amounts to meet their added demand by purchasing energy in the spot market.

     In the case of over-contracting, where the contracted volume falls between 100% and 103% of actual demand, the distributor is not penalized and the additional costs are compensated for through increases in its customers’ tariffs. Where the contracted volume is over 103% of actual demand, an indirect penalty is applied to the distributor by forcing the distributor to sell energy in the spot market. If the contract price proves lower than the current spot market price, the distributor sells its excess energy for a profit. On the other hand, if the contract price is higher than the spot market price, the distributor sells its extra energy at a loss.

     With respect to the granting of new concessions, the newly enacted regulations provide that bids for new hydroelectric generation facilities may include, among other things, the minimum percentage of electricity to be supplied to the Pool. Concessions for new generation projects, such as Mauá, in our case, are non-renewable, meaning that upon expiration, the concessionaire must again complete a competitive bidding process.

     The Free Market

     The free market covers transactions between generation concessionaires, IPPs, self-generators, energy traders, exporters and importers of electric energy and Free Customers. The free market will also include bilateral contracts between generators and distributors signed under the old model, until they expire. Upon expiration, such contracts must be executed under the New Industry Model Law guidelines.

     A consumer that is eligible to choose its supplier may only do so upon the expiration of its contract with the local distributor, with advance notice or, in the case of a contract with no expiration date, upon 15 days notice in advance of the date on which the distributor must provide MME with its estimated electricity demand for the year. In the latter case, the contract will only be terminated in the following year. Once a consumer has chosen the free market, it may only return to the regulated system once it has given the distributor of its region five years notice, provided that the distributor may reduce such term at its discretion. Such an extended period of notice seeks to assure that, if necessary, the distributor can buy additional energy in the Pool without imposing extra costs on the captive market.

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

     Since 2004, CCEE has conducted five auctions for new generation projects, six auctions for existing power generation facilities and one auction for alternate generation projects. No later than August 1st of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the 5 subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and sets the generation companies that would participate in the auction. The auction is carried out in two phases via an electronic system.

     After the completion of the auction, generators and distributors execute the CCEAR, in which the parties establish the price and amount of the energy contracted in the auction. The CCEAR sets forth that the price will be annually adjusted upon the variation of the IPCA (Índice Nacional de Preços ao Consumidor Amplo, calculated and published by Fundação Instituto Brasileiro de Geografia e Estatística – IBGE). The distributors grant financial guaranties to the generators (mainly receivables from the distribution service) to secure their payment obligations under the CCEAR.

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

Restricted Activities of Distributors

     Distributors in the Interconnected Power System are not permitted to (i) develop activities related to the generation or transmission of electric energy, (ii) sell electric energy to Free Customers, except for those in their concession area, and under the same conditions and tariffs maintained with respect to captive consumers, (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership or (iv) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Generators are not allowed to hold more than a 10.0% equity interest in any distributor.

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

Challenges to the Constitutionality of the New Industry Model Law

     The New Industry Model Law is currently being challenged on constitutional grounds before the Brazilian Supreme Court. The Brazilian government moved to dismiss the actions arguing that the constitutional challenges were moot because they related to a provisional measure that had already been converted into law. A final decision on this matter is subject to majority vote of the Justices. To date, the Supreme Court has not reached a final decision and we do not know when such a decision may be reached. While the Supreme Court is reviewing the law, its provisions have remained in effect. Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law relating to restrictions on distributors performing activities unrelated to the distribution of electricity, including sales of energy by distributors to Free Customers and the elimination of self-dealing, are expected to remain in full force and effect. For more information, see “Item 3. Key Information – Risk Factors – Risks Relating to the Brazilian Electric Sector.”

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

TUSD

     The TUSD is paid by generators and customers for the use of the distribution system of the distribution concessionaire to which the generator or Free Consumer is connected. The amount to be paid by the agent connected to the distribution system is calculated by multiplying the maximum contracted power with the distribution concessionaire for each connection point, in kW, by the tariff in R$/kW per month which is set by ANEEL.

TUST

     The TUST is paid by distribution companies, generators and Free Customers for the use of the Basic Transmission Grid (electrical transmission system with voltage equal or higher than 230 kV). This tariff is revised annually to contemplate (i) an inflation index and (ii) the permitted annual revenues included in the grid. According to criteria established by ANEEL, owners of the different parts of the transmission grid were required to transfer the coordination of their facilities to the ONS, in return for receiving regulated payments from the transmission system users. Network users, including generation companies, distribution companies and Free Customers have signed contracts with the ONS entitling them to the use of the transmission grid in return for the payment of the TUST. Other parts of the grid that are owned by transmission companies but which are not considered part of the Main Transmission Grid, are made directly available to the interested users for a specified fee.

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

  costs of electricity purchased in ANEEL public auctions;
  costs of electricity purchased from Itaipu;
  costs of electricity purchased pursuant to bilateral agreements by small distribution companies;
  certain other charges for connection to the transmission and distribution systems; and
  regulatory charges.

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

     The X factor for each distribution company is calculated based on two components:

  Xa, based on the application of the IPC-A to the personnel portion of the concessionaire’s operational costs; and
  Xe, based on the concessionaire’s increases in its economies of scale due to market growth, and which is measured at each periodic tariff adjustment.

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

Research and Development

     The companies holding concessions and permissions for distribution of electricity must invest a minimum of 0.50% of their annual net operational revenues in research and development and 0.50% in energy efficiency programs. As of January 1, 2010, such percentages will be 0.75% and 0.25%, respectively.

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

     Our energy generation, distribution and transmission facilities are subject to environmental licensing procedures, which include the preparation of environmental impact assessments before such facilities are constructed. Once the respective environmental licenses are obtained, their maintenance is still subject to the compliance with various specific requirements. We were one of the first energy concessionaires in Brazil to provide an environmental impact assessment and report (Segredo Power Plant, 1987) in connection with the construction of a power plant. More recently, the Salto Caxias Power Plant (1995-1999) was constructed in accordance with one of the most comprehensive environmental impact mitigation programs ever implemented in Brazil.

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

     The Brazilian Forestry Code and related regulations deal with the maintenance and acquisition of areas affected by hydroelectric plant reservoirs. These regulations may result in increased maintenance, reforestation and condemnation costs to energy industry concessionaires. In addition, Paraná state law requires a mandatory environmental audit of all companies, like us, whose activities may impact the environment within the state. The environmental and maintenance departments of our Company are responsible for performing this audit.

     We are required to present a copy of our environmental audit process when we apply for the renewal of our environmental operation licenses for our power plants and electric energy transmission substations. Currently, we are soliciting bids for an external auditor to supply us with an independent evaluation of our environmental practices.

Item 4A. Unresolved Staff Comments

     None.

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

Overview

Brazilian Economic Conditions

     All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003 and an economic recovery that has led to consistent growth since 2004.

     The following table shows selected economic data for the periods indicated:

	Year ended December 31,

	2007	2006	2005

Inflation (IGP-DI)	7.9%	3.8%	1.2%
Appreciation of the real vs. U.S. dollar	20.7%	9.5%	13.4%
Period-end exchange rate – U.S.$1.00(1)	1.7713	2.1380	2.3407
Average exchange rate – U.S.$1.00(2)	1.9300	2.1679	2.4125
Change in real GDP(3)	5.4%	3.8%	3.2%
Average interbank interest rates(4)	11.9%	15.0%	19.0%

_______________
(1)	The real/U.S. dollar exchange rate at June 2, 2008 was R$1,6320 per U.S.$1.00.
(2)	Average of the closing exchange rates on the last day of each month in the period.
(3)	In 2007, the Brazilian Geography and Statistics Institute (“IBGE”) adopted a new GDP calculation method, which affected the GDP figures of prior years.
(4)
Calculated in accordance with Central Clearing and Custody House (“CETIP”) methodology (based on nominal rates). Sources: FGV-Fundação Getúlio Vargas, the Central Bank, the Brazilian Geography and Statistics Institute (“IBGE”) and CETIP.

     The economy grew 5,8% during the first quarter of 2008 as compared to the same period during 2007. The value of the real appreciated to R$1.6294 per U.S. dollar at May 31, 2008, as compared with R$1.7713 at December 31, 2007. The Central Bank increased the base interest rate from 11.18% to 11.64% during the first five months of 2008. The GDP of the State of Paraná grew 6.0% in 2007, a better performance than that of the Brazilian economy during the same period.

Rates and Prices

     Our results of operations are significantly affected by changes in the prices and tariffs that we charge for electricity. Most of our revenues come from sales to captive customers at regulated rates defined by ANEEL. In addition, we also sell energy through auctions, bilateral agreements and to free customers at prices that are not directly regulated, but they are heavily influenced by energy regulatory policy. The price of electricity sold at auction is highly affected by the electricity balance in the Interconnected Power System. In the auctions held during 2004 and 2005, the electricity prices in the agreements with delivery dates beginning in 2005, 2006 and 2007 reflected the electricity surplus, resulting in a reduction of energy prices. Electricity prices for the agreements with delivery dates beginning in 2008 and 2009 were higher than prior years, reflecting the system expansion costs.

     Sales to Final Customers represented about 50.9% of the volume of electricity we delivered in 2007, and accounted for 77.6% of our gross energy sales revenues, and almost all of such sales were to captive customers. The rates we charge to our captive customers are set by ANEEL based on considerations established by law and regulations. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry—Distribution Tariffs.” In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

     In recent years, ANEEL has granted us a rate increase each June. We granted discounts from these ANEEL-approved tariffs to those of our customers who pay their bills on time, until we discontinued this policy in 2006.

     On June 24, 2005, ANEEL granted us a total tariff increase of 7.8% . This increase consisted of a 1.25% decrease in our retail tariffs and a 9.05% increase for deferred regulatory asset recovery (CVA). In light of our discount policy, we only applied a 4.4% rate increase to the tariffs we charge such customers.

     In June 2006, ANEEL authorized us to increase our tariffs by an average of 5.12% pursuant to the annual tariff readjustment. We decided to apply the entire readjustment and did not grant discounts to our customers.

     On June 24, 2007, ANEEL required us to decrease our tariffs by an average of 1.22% pursuant to the annual tariff readjustment. The primary reason that ANEEL decreased our tariffs was to account for the devaluation of the US dollar in 2006.

     On June 23, 2008, ANEEL required us to decrease our tariffs by 3.35%, pursuant to the second periodic revision. This decrease consisted of a 7.17% decrease in our retail tariffs and a 3.82% increase for deferred regulatory asset recovery (CVA).

Long-Term Purchase Contracts

     Our distribution business purchases energy from generators (including our generation business) and resells it to customers at regulated rates. In 2007, we purchased 11.0% of our total available energy under long-term contracts from Itaipu. For more information, see “Item 4. Information on the Company—Business—Generation and Purchases of Energy.” Our major long-term contracts or purchase obligations are described below.

  We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar denominated debt. In 2007, our electricity purchases from Itaipu amounted to R$385.4 million.
  We purchased energy from Cien from 1999 through 2007. In 2007, we recognized R$111.2 million for electricity purchased from Cien. For more information, see “Item 4—Business— Generation and Purchases of Energy—Purchases.”
  Under the New Industry Model Law, our distribution business is required to purchase part of its energy needs from the Pool. For more information, see “Item 4. Information on the Company – The Company – Public Auction.”

     One of the principal components of our results is the profit we realize reselling energy purchased under long-term contracts. In general, we are entitled to pass on to customers increased costs for purchasing energy under long-term contracts.

Impact of the CRC Account

     In 1993, the Brazilian government eliminated the system of guaranteed rates of return for utilities. As a result, utilities were no longer permitted to add credits to the CRC Account. Amounts that had been accumulated in each utility’s CRC Account up to 1993 were recognized by the Brazilian government as credits. The Company used part of its CRC Account credit to settle outstanding debts with the Federal Government. In August 1994, we assigned the remainder of our CRC Account balance, equal to R$808.1 million, to the State of Paraná to settle debts with the Federal Government, pursuant to an assignment agreement (the “CRC Account Agreement”). Pursuant to the terms of the CRC Account Agreement, the State of Paraná now has an accounts payable to the Company, and if it fails to make payments on a timely basis, we may apply dividends payable by us to the State of Paraná against amounts due to us under the CRC Account Agreement.

     On March 19, 2003, the State of Paraná filed a request with the Federal Ministry of Finance to convert our CRC receivables into an obligation of the Brazilian Government rather than an obligation of the State of Paraná. This request was sent to the National Treasury Secretariat for assessment and we are still awaiting a decision.

     The balance of these receivables as of December 31, 2004, which amounted to R$1,197 million, will be paid to us by the State of Paraná beginning on January 30, 2005 and adjusted at IGP-DI plus 6.65% per year. The State of Paraná has been complying with the payments of the renegotiated installments in accordance to the terms established in the fourth amendment. As of December 31, 2007, the total outstanding balance under the CRC Account Agreement was R$1,250.4 million. Payment of the installments is guaranteed by funds derived from dividends owed by us to the State of Paraná.

Special Obligations

     We record a liability for contributions received from the Federal Government and our customers exclusively for investment in the electric energy distribution network. We record the amount of these contributions on our balance sheet as a reduction of our fixed assets, under the caption “special obligations”, and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions will be offset against our fixed assets, including those purchased with the contributions received from the Federal Government and our customers.

     On October 31, 2006, ANEEL issued a new regulation, which changed the treatment of special obligations with respect to the tariff setting process. The regulation establishes, among other things, that beginning on the date of the next respective tariff revision, the special obligations would be amortized as a reduction of net allowable costs over future periods, thereby reducing tariffs. Consequently, in accordance with SFAS No. 71 “Accounting for the Effects of Certain Types of Regulation,” after the issuance of this regulation, the special obligations became a regulatory liability. According to the aforementioned regulation, the accounting treatment for Special Obligations under Brazilian GAAP changed and, as from 2006, they started to be amortized prospectively starting on the date future tariff reviews for each distribution concessionaire. The amount we recorded as special obligations as of December 31, 2007 was R$857.2 million.

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

Deferred Regulatory Assets

     In accordance with Brazilian GAAP, we have deferred and capitalized certain costs that we expect to recover through rate increases. This approach is similar to SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (SFAS No. 71), which provides that rate-regulated entities account for their assets and liabilities in a manner consistent with the recovery of those costs in their rates, if the rates are designed to recover the costs of providing the regulated service and if the competitive environment makes it likely that such rates can be charged and collected. Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers. We are entitled to recover these costs according to Brazilian regulations. ANEEL performs a rate readjustment on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. For more information, see Note 9 to the Consolidated Financial Statements. The deferred regulatory assets reflected in the consolidated balance sheet under Brazilian GAAP totaled R$93.1 million and the deferred regulatory liabilities totaled R$165.8 million at December 31, 2007.

Impairment of Long-lived Assets

     Long-lived assets, primarily property, plants and equipment, comprise a significant amount of our total assets. We evaluate our long-lived assets and make judgments and estimates concerning the carrying value of these assets, including amounts to be capitalized, depreciation and useful lives. The carrying values of these assets are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for our products and services, future market conditions and regulatory developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. No impairment provisions were necessary for 2005, 2006 and 2007. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

Electric Energy Trading Chamber - CCEE

     For accounting purposes, we recognize costs and revenues related to purchases and sales of energy in the spot market based on our internal estimates, which estimates are reviewed by the CCEE.

     We claimed a credit based on energy sales from Itaipu during the energy rationing period that occurred in 2001, when there was a significant difference in prices of spot market energy. There are legal challenges pending which could affect our accounting of these transactions in 2001 and 2002. As of December 31, 2007, the estimated amount of calculation differences is R$860.0 million, which we have not recognized as a contingency, based on the opinion of our legal counsel. For more information, see Note 21(b) to our Consolidated Financial Statements and “Item 8–Financial Information–Legal Proceedings.”

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

     In compliance with CVM Deliberation 489, of October 3, 2005, the legal proceedings considered of possible loss by us in December 31, 2007 totaled R$1,631 million, of which R$40.7 million was related to labor claims, R$861.5 million was related to regulatory proceedings, R$325.1 million was related to civil claims and R$403.6 million was related to tax proceedings.

Valuation of Derivative Instruments

     We used swap instruments to manage risks from changes in foreign exchange and interest rates in 2006 and 2005. We recorded these instruments at their estimated fair market value based on market quotations for similar instruments and assumptions as to future foreign exchange and interest rates. During the periods presented, we did not designate any derivative financial instruments as hedges and the fair value adjustments to our derivatives were thus recorded in our net income. We settled all outstanding cross-currency interest rate swap contracts in 2006 and we recorded gains in the amount of R$22.4 million and losses of R$42.0 million in 2006 and 2005, respectively. We did not use derivative instruments in 2007. For more information, see note 30 to the Financial Statements.

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

     The estimated costs for 2008 and 2007, according to principles established at CVM Deliberation 371/2000, amount to R$14.7 million and R$69.7 million, respectively, relating to the welfare plan and the health care plan. In 2007, the Company recorded income in the amount of R$ 13.9 million in the statement of operations related to the pension and health care plans.

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

Operating Segments

     Our most important operating segments correspond to Copel S.A. (Holding) and each of our wholly owned subsidiaries, namely, Copel Geração e Transmissão, which is engaged in electricity generation and transmission activities and Copel Distribuição, which is engaged in electricity distribution activities. On November 30, 2007, as a result of a spin-off, we transferred the assets of COPEL Transmissão to COPEL Distribuição and to COPEL Geração. For comparative purposes, the balances of COPEL Transmissão for December 31, 2006 and 2005 and the years then ended were reclassified into COPEL Geração e Transmissão and COPEL Distribuição. For more information, see Note 31 to our audited Consolidated Financial Statements.

     Our largest operating segment is distribution. Revenues from our distribution business represented 72.7%, 74.6% and 80.8% of our total net operating revenues in 2007, 2006 and 2005, respectively, before eliminations and adjustments. Revenues from our generation and transmission business represented 27.0%, 26.5% and 28.4% of our total net operating revenues in 2007, 2006 and 2005, respectively, before eliminations and adjustments.

     Copel Geração e Transmissão derives some of its revenues from sales to other segments of the Company, and during the period from 2003 - 2005, the vast majority of the energy generated by Copel Geração was sold to Copel Distribuição. Since January 2006, all of the energy generated by Copel Geração is either being sold directly to the Pool or to Free Customers. Our generation business has grown to represent an increased proportion of our revenues, as a result of increased production from new generation projects, particularly Elejor’s hydroelectric power plants (Santa Clara and Fundão), which started operations in 2005 and 2006, respectively. We expect this trend to continue as a result of additional generation projects, particularly Mauá and São Jerônimo, as well as increased sales to Free Customers and energy sales in the Pool. For more information, see “Item 4. Information on the Company – Generation and Purchases of Energy – Expansion of Generation Capacity.”

     The profitability of our segments differs. Although our distribution segment is the largest contributor to our net operating revenues, it has the lowest operating margin of our segments, because its profit margins are limited by tariff regulation.

Analysis of Electricity Sales and Cost of Electricity Purchased

     The following table sets forth the volume and average rate components of electricity sales and purchases for the years 2005 to 2007.

	Year ended December 31,

	2007	2006	2005

Electricity Sales:
Sales to Final Customers:
Average price (R$/MWh):(1)
Industrial customers(5)	249.88	243.30	215.91

Residential customers	369.46	390.40	399.12
Commercial customers	333.87	344.02	338.23
Rural and other customers(2)	198.61	208.51	214.31
Public service customers	233.18	231.07	216.61
All customers(5)	288.62	294.27	282.19
Volume (GWh):
Industrial customers(5)	7,740	7,200	7,639
Residential customers	5,143	4,826	4,653
Commercial customers	3,722	3,407	3,231
Rural and other customers(2)	2,803	2,684	2,608
Public service customers	576	574	565
All customers(5)	19,984	18,691	18,696
Total revenues from sales to Final Customers (millions of R$)	5,768	5,500	5,276
Sales to distributors and others(7) :
Average price (R$/MWh)(1)	89.47	77.33	72.57
Volume (GWh) (6)	15,285	16,694	13,090
Total revenues (millions of R$)	1,368	1,291	950
Electricity Purchases:
Purchases from Itaipu:
Average cost (R$/MWh)(3)	82.51	71.83	99.08
Volume (GWh)	4,666	4,665	4,682
Percentage of total Itaipu production purchased	6.5	6.7	6.5
Total cost (millions of R$)(4)	385	335	464
Purchases from others (7) :
Average cost (R$/MWh)	63.03	66.35	73.67
Volume (GWh) (6)	16,565	16,646	13,193
Total cost (millions of R$)(4)	1,044	1,104	972

______________
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

(4)	See “Item 4. Information on the Company—Business—Generation and Purchases of Energy” for an explanation of our expenses relating to electricity purchases.
(5)	Includes Free Customers from outside Paraná.
(6)	Energy Reallocation Mechanism not included.
(7)	Energy traded between Copel’s Subsidiaries not included.

Results of Operations for the Years Ended December 31, 2007, 2006 and 2005

     The following table summarizes our results of operations for the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31,

	2007	2006	2005

	(in millions of reais)
Net operating revenues:
Energy sales to final customers(1)	R$ 5,767.8	R$ 5,500.1	R$ 5,275.9
Electricity sales to distributors	1,367.6	1,291.0	949.9
Use of main transmission grid	296.8	283.8	268.0
Other revenues	487.9	346.4	307.5
Value-added taxes on sales and charges(2)	(2,498.0)	(2,532.7)	(2,361.7)

	5,422.1	4,888.6	4,439.6

Operating expenses:
Electricity purchased for resale	(1,429.4)	(1,439.7)	(1,436.3)
Use of main transmission grid	(514.5)	(534.8)	(530.8)
Other operating expenses	(1,870.9)	(1,365.4)	(1,652.9)

	(3,814.8)	(3,339.9)	(3,620.0)

Operating income	1,607.3	1,548.7	819.6

Equity in results of investees	1.6	(6.2)	9.0
Financial income (expenses), net	20.2	294.7	(101.0)
Non-operating expenses, net	(31.1)	(23.0)	(10.6)

Income before income taxes and non-controlling interest	1,598.0	1,814.2	717.0
Income taxes	(460.3)	(557.7)	(198.2)
Net income before non-controlling interest	1,137.7	1,256.5	518.8
Non-controlling interest	(31.1)	(13.8)	(16.4)

Net income	R$ 1,106.6	R$ 1,242.7	R$ 502.4

_______________
(1)	Energy sales to final customers include energy sales, as well as charges billed to final customers for the usage of distribution grid (TUSD).
(2)
Fuel usage account (CCC), energy development account (CDE) and research and development (P&D and PEE) were reclassified in 2007 as deductions from gross operating revenues instead of operating costs as required by the ANEEL under Brazilian Accounting Principles. For comparative purposes, this reclassification was applied for 2006 and 2005.

Results of Operations for 2007 compared with 2006

Net Operating Revenues

     Our net operating revenues increased by 10.9% in 2007, compared to 2006. Of the R$533.5 million increase in net operating revenues, R$267.7 million was due to sales to Final Customers, which increased mainly due to market growth, while R$76.6 million was due to increased sales to distributors.

     Sales to Final Customers. Our revenues from electricity sales to Final Customers (including energy sales to Final Customers and income for the use of the distribution grid) increased by 4.9% in 2007, mainly due to growth in the volume of electricity sold (6.9% in 2007). The average tariff for Final Customers decreased by 1.9% as compared to the 2006 average rate. The residential, commercial, rural and other classes of rates decreased by 5.4%, 3.0% and 4.7%, respectively. In contrast, the industrial rate increased by 2.7% . The variation in average price increases between different classes of customers reflects the fact that ANEEL’s tariff increases in June 2005, 2006 and 2007 varied depending upon the voltage level received and the gradual phasing out of the crossed subsidies between high and low voltage customers.

     The increase in the volume of energy sold to Final Customers in 2007 primarily reflected an increase in all main categories of Final Customers.

     The 6.6% increase in the volume of electricity sold to residential customers in 2007 was mainly due to an increased number of customers, coupled with the 3.6% increase in average consumption per residential customer. Average temperatures in 2007 were higher than in the previous year, further contributing to increased sales volumes.

     The increased volume of electricity sold to our commercial customers was largely a result of favorable conditions in the service sector, particularly in the wholesale, retail, hotel and food segments. The corresponding increase in the number of customers in this category resulted in a 9.2% expansion in the volume sold to this category.

     The 7.5% increase in the volume of electricity sold to industrial customers in 2007 was mainly due to increased industrial activity in the following sectors: textiles, paper, cardboard, cellulose and food and beverages. Our base of industrial customers expanded by 3.7% in 2007.

     Electricity Sales to Distributors. Electricity sales to distributors include sales through CCEAR auctions (52.8%), sales under bilateral agreements (37.7% of the total supply revenues in 2007), sales to CCEE and the Interconnected Power System (5.1%) and sales to small distributors in the State of Paraná (4.4%) .

     Our revenues from electricity sales to distributors increased by 5.9% in 2007, primarily due to the commencement of sales resulting from new auction contracts settled for the 2007-2014 period. The tariff adjustments to the outstanding contracts applied in 2007 further contributed to our increase in revenues.

     Use of Main Transmission Grid. Revenues from third-party use of our Main Grid increased by 4.6% in 2007 as a consequence of (i) the tariff increases enacted by ANEEL in June 2007 and June 2006 and (ii) the expansion of our transmission grid.

     Other Revenues. This category includes revenues from the sale of natural gas, the use of our fiber optic network, our energy consulting services, lease income and the fuel cost subsidy we receive for our thermal plant.

     These revenues increased by 40.8% in 2007, largely as a result of (i) the increased revenues we received from the sale of natural gas, (ii) the lease of UEG Araucaria Thermoelectric Plant facilities, which we leased to Petrobras on July 7, 2007 for R$79.1 million, and (iii) the increase of R$33.1 million in the amount of services revenues received by Copel Geração and Transmissão S.A. and UEG Araucaria Thermoelectric Plant.

     Value-added Taxes and other Charges. In arriving at net operating revenues, we deduct value-added taxes imposed by the State of Paraná, generally assessed at 27.0%, and several other charges we pay on amounts billed to Final Customers. These charges generally increase with the amount of our gross revenues on sales to Final Customers. The value-added taxes and the other charges we pay fell as a percentage of our gross revenues, from 34.1% in 2006 to 31.5% in 2007, which was primarily due to a reduction in the rate of the regulatory charges for our CCC Account.

Operating Expenses

     Total operating expenses increased by 14.2% in 2007 compared to 2006. Factors and events that were significant to our operating expenses in 2007 included the following:

  Energy Purchased for Resale. Our expenses related to the energy we purchase for resale decreased by R$10.3 million, or 0.7%, in 2007. This variation was mainly due to the agreement established with CIEN, which reduced the volume of contracted energy from 400 average MW to 175 average MW in 2007. The main amounts booked in 2007 were: R$385.4 million from ITAIPU, R$111.2 million from CIEN, R$98.2 million from Itiquira and R$845.1 million from the energy auction.

  Use of Main Transmission Grid. Expenses for use of the Main Transmission Grid decreased by R$20.3 million, or 3.8%, in 2007. This decrease was mainly due to a reduction in the tariffs established by ANEEL, affecting our CVA related to the use of the main transmission grid, which amounted to R$23.0 million in 2007 (2006 - R$80.1 million).
  Pension and Health Care Plans. Pension and Health Care represented a credit of R$13.9 million in 2007, as compared to expenses of R$127.7 million in 2006. This change is the result of an actuarial gain recorded in 2007.
  Raw material and supplies for electric power production. In 2006, this account reflected the reversal of R$298.1 million due to the agreement established in May 2006 between Copel, Petrobras and Compagas, related to natural gas for the UEG Araucaria Thermoelectric Plant.
  In 2007, this account reflected a reversal of Pasep and Cofins tax contingencies, in the amount of R$29.9 million, which resulted in a net credit of R$9 million.
  Natural Gas and Raw material for Natural Gas. The expenses related to natural gas purchases decreased by 25.3% as compared to 2006 due to a reduction in purchase volume of natural gas recorded by Compagas. The UEG Araucaria Thermoelectric Plant has been leased to Petrobras as of June 2007, and Compagas has not supplied natural gas to UEG Araucaria Thermoelectric Plant since then. In addition there was a decrease in the average price paid for natural gas, due to monetary and exchange rate variations, since natural gas prices are set in U.S. dollars.
  Depreciation and Amortization. The increase of R$49.7 million in this balance was due mainly to new assets capitalized in 2007, as well as partnership acquisitions made by Copel, which increased the consolidated fixed asset balances and, consequently, the depreciation charges. The capitalization of the Fundão Plant, which belongs to ELEJOR, resulted in an addition in depreciation expenses in the amount of R$6.2 million in 2007. The UEG Araucaria Thermoelectric Plant, which has been acquired and consolidated since June 2006 represented R$26.7 million in 2006 depreciation expenses. In 2007, depreciation expenses recorded by UEG Araucaria Thermoelectric Plant amounted to R$ 49.4 million, an increase of R$ 22.7 million when compared to 2006.
  Provisions and reversions. In 2007, R$242.4 million was recorded as provisions expenses, whereas in 2006 reversals of other provisions resulted in income in the amount of R$ 80.7 million. This charge resulted from new provisions expensed in 2007, mainly related to COFINS tax contingencies (R$171.6 million), other tax contingencies (R$36.6 million) and labor contingencies (R$14.4 million).
  Other Operating Expenses. Other operating expenses increased by 26.4% as compared to 2006 balance mainly due to the increase of financial compensation related to the use of water resources, which was R$73.9 million in 2007.

Financial Income (Expenses), Net

     We recognized R$20.2 million of net financial income in 2007, as compared with net financial income of R$294.7 million in 2006.

     Our financial expenses decreased by 13.5% in 2007, mainly as a result of the reduction of R$25.8 million in monetary variations, due to the higher appreciation of the Brazilian real in 2007 and to the reduction in debentures charges, due to the settlements of the 2nd and 3rd series in February, 2007.

     Financial revenues decreased 45.7% in 2007, as compared to 2006, primarily due to the booking of R$283.2 million in 2006 related to the discounts obtained in the negotiations between Copel, Petrobras and Compagas on the gas purchase agreement for the UEG Araucaria Thermoelectric Plant. Other contributing factors include (i) absence of gains from derivative operations, which represented R$22.4 million in 2006 and (ii) reduction in income from fines and other penalties over sales invoices.

Income Taxes

     In 2007, we recognized income tax and social contribution expenses of R$460.3 million, reflecting an effective tax rate of 28.8% on our pretax income. This compared to an income tax and social contribution expense of R$557.7 million in 2006, reflecting an effective tax rate of 30.7% on our pretax income. The decrease in our effective tax rate was primarily due to the higher amount of interest on equity paid to shareholders in 2007 (R$ 200.0 million) when compared to the amount paid in 2006 (R$ 123.0 million).

Results of Operations for 2006 compared with 2005

Net Operating Revenues

     Our net operating revenues increased by 10.1% in 2006. Of this R$449.0 million increase in net operating revenues, R$224.2 million was due to sales to Final Customers, which increased mainly due to higher prices, and R$341.1 million was due to sales to distributors.

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

     The increase in our average prices for electricity sold to Final Customers in 2006 was primarily due to the rate increases we received from ANEEL, 7.8% in June 2005 and 5.1% in June 2006. However, as discussed above, the actual tariff increases that we applied to our customers were less than the increases that were granted by ANEEL because we grant discounts from ANEEL-approved tariffs to those of our customers who pay their bills on time in order to minimize the impact of ANEEL rate increases on our customers, to prevent a decrease in energy consumption, to motivate our customers to pay their bills on time and to attract new customers. From June 2006 on, the discounts were discontinued.

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

     Our revenues from electricity sales to distributors increased by 35.9% in 2006, primarily due to the expiration of the Initial Supply Contract between Copel Geração and Copel Distribuição (excluded in the consolidated figures) and the consequent sale of 368 average MW at the first public auction from existing power plants for the 2006-2013 period. We also accounted on sales to distributors, the revenue from the UEG Araucaria Thermoelectric Plant’s emergency output order from September 2006 until December 2006, in the amount of R$87.1 million, and there was an increase in the revenue from bilateral contract to supply Celesc (from 380 average MW in 2005 to 480 average MW in 2006).

     Use of Main Transmission Grid. Revenues from third-party use of our Main Transmission increased by 5.9% in 2006 as a consequence of the tariff increases enacted by ANEEL in June 2005 and June 2006, the incorporation of new transmission lines which increased the size of our transmission grid and an increase of the TUSD distribution tariff.

     Other Revenues. This category includes revenues from the sale of natural gas, the use of our fiber optic network, our energy consulting services, rental income and the fuel cost subsidy we receive for our thermal plant. These revenues increased by 12.7% in 2006, largely as a result of the increased revenues we received from the sale of natural gas.

     Value-added Taxes and other Charges. In arriving at net operating revenues, we deduct value-added taxes imposed by the State of Paraná, generally assessed at 27.0%, and several other charges we pay on amounts billed to Final Customers. These charges generally increase with the amount of our gross revenues on sales to Final Customers. The value-added taxes and the other charges we pay were 34.1% of our gross revenue in 2006 and 34.7% of our gross revenue in 2005.

Operating Expenses

     Total operating expenses decreased by 7.7% in 2006, mainly by the reversion effects related to the gas contract amounts and Cofins provisions. The most important factors were as follows:

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

  Raw material and supply for electric power production. This account reflects the reversal of R$298.1 million due to the agreement established in May 2006 between Copel, Petrobras and Compagas, related to natural gas for the UEG Araucaria Thermoelectric Plant.

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

     Financial revenues increased 84.0% in 2006, as compared to 2005, primarily due to the booking of R$283.2 million in May 2006, related to the discounts obtained in the negotiations between Copel, Petrobras and Compagas on the gas purchase agreement for the UEG Araucaria Thermoelectric Plant. Other factors leading to this result include (i) higher revenue from financial investments, due to a higher cash position in the period, and (ii) gains from derivative operations (R$22.4 million).

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

Liquidity and Capital Resources

     Our principal capital requirements historically have been to finance the expansion and upgrading of our electricity distribution and transmission system and to finance the expansion of our generation business. Capital expenditures were R$530.4 million in 2007 (including the acquisition of Centrais Eolicas do Parana and investments in the UEG Araucaria Thermoelectric Plant, Compagas and Elejor), R$1,010.0 million in 2006 (including the acquisition of the UEG Araucaria Thermoelectric Plant and investments in Compagas and Elejor), and R$671.6 million in 2005. The following table sets forth a breakdown of our capital expenditures for the periods indicated.

	Year ended December 31,

	2007	2006	2005

	(millions of reais)
Generation and Transmission	56.7	88.7	99.9
Distribution	423.8	383.8	311.0
Telecom	31.6	30.1	23.7
Interest in equity investees	3.1(2)	436.7(1)	2.7
UEG Araucaria Thermoelectric Plant	0.9	-	-
Compagas	13.8	10.9	9.2
Elejor	0.5	59.8	225.1

Total	530.4	1,010.0	671.6

_______________
(1)	Includes the acquisition of the UEG Araucaria Thermoelectric Plant.
(2)	Includes the acquisition of the Centrais Eolicas do Parana Power Plant in the amount of R$ 2.1 million.

     Our total budgeted capital expenditures for 2008 is R$839.9 million, of which:

  R$487.3 million is for distribution, including R$99.8 million allocated for investments in lower voltage transmission assets (69 kV and 138 kV) that were transferred to Copel Distribuição as a result of the spin-off of Copel Transmissão;

  R$263.0 million is for generation and transmission, including R$118.4 million allocated for investments in higher voltage transmission assets (230 kV or higher);

  R$42.1 million is for our telecommunication business, R$35.3 million is for piped gas distribution, R$6.3 million is for the UEG Araucaria Thermoelectric Plant, R$5.8 million is for Elejor and R$0.1 million is for investments in our affiliates.

     Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2007 was our operating activities. In 2007, net cash provided by operating activities was R$1,357.3 million, an increase from R$911.5 million in 2006. Such increase is basically due to the adjustments to net income in 2006, mainly related to reversals of provisions for contingencies, which do not affect cash balances. We expect our operating cash flow to be sufficient to finance our capital expenditures in 2008.

     Our ability to generate cash sufficient to meet our planned expenditures is dependent upon a variety of factors, including our ability to maintain adequate tariff levels, to obtain regulatory and environmental authorizations, to access domestic and international capital markets, and a variety of operating and other contingencies. In addition, we may seek to invest in controlling interests in other existing electric utilities, in communications services or in other areas, each of which may require additional domestic and international financing.

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

     Our total outstanding loans and financing at December 31, 2007 were R$2,102.5 million. Approximately R$78.1 million of the total debt outstanding at December 31, 2007 was denominated in U.S. dollars, R$8.0 million was denominated in Japanese yen and R$62.7 million was indexed to a basket of foreign currencies. For more information on the terms of these loans and financings, see Note 16 of our Consolidated Financial Statements. Our major loans and financing arrangements are:

  Eletrobrás (including Elejor’s debt) - We have R$410.6 million in debt under government programs to finance expansion of the power industry.

  IDB - We have R$62.7 million in debt under a loan agreement to finance the development of the Segredo hydroelectric facility and the Rio Jordão deviation project. This loan is guaranteed by the Brazilian government and secured by liens on the financed assets.

  Banco do Brasil S.A. – We have R$351.2 million of outstanding debt with Banco do Brasil, which we contracted to pay debentures issued in 2002, 2005 and 2006.

     At December 31, 2007, we had a total of R$1,174.5 million in outstanding convertible debentures issued by Elejor and non-convertible debentures issued by Copel. The terms of these debentures are summarized in Note 17 of our Consolidated Financial Statements.

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

Contractual Obligations

     In the table below, we set forth certain of our contractual obligations as of December 31, 2007, and the period in which such contractual obligations come due. The table below does not include pension liabilities or estimated interest payments on our loans and financing and debentures.

	Payments due by period

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

	(in millions of reais)

Contractual obligations:
Loans and financing	833.3	92.7	116.6	95.8	528.1
Debentures	1,174.5	171.8	198.3	692.1	112.3
Suppliers	556.9	366.5	38.1	76.2	76.2
Purchase obligations(1)	19,255.4	1,833.7	4,126.2	4,814.6	8,480.9
Concession payments - ELEJOR	996.0	34.3	68.6	68.6	824.5
Redeemable shares at ELEJOR(2)	94.7	-	16.5	33.0	45.2

Total	22,910.8	2,499.0	4,564.3	5,780.3	10,067.2

_______________
(1)
Consists of electric power purchase commitments pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions and delivery dates. Based upon the applicable purchase price at December 31, 2007.

(2)
Consists of redeemable shares of Eletrobrás at ELEJOR. Interest and monetary indexation of R$50.0 million is recorded in loans and financing. In August 2007, ELEJOR anticipated the redemption of shares in the amount of R$20.4 million and paid interest and monetary variations in the amount of R$18.7 million.

     We are also subject to contingencies with respect to tax, labor and civil claims and have provisioned R$514.3 million for accrued liability for legal proceedings related to these claims as of December 31, 2007. For more information, see “Item 8. Financial Information-Legal Proceedings” and Note 21 to our Consolidated Financial Statements.

Off-balance Sheet Arrangements

     We have not engaged in any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

U.S. GAAP Reconciliation

     We prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The differences are described in Note 35 to our Consolidated Financial Statements. Our net income in accordance with Brazilian GAAP was R$1,106.6 million in 2007, R$1,242.7 million in 2006 and R$502.4 million in 2005. Under U.S. GAAP, we would have reported net income of R$981.2 million in 2007, R$1,019.3 million in 2006 and R$556.5 million in 2005. Our shareholders’ equity in accordance with Brazilian GAAP was R$7,236.2 million at December 31, 2007 and R$6,376.3 million at December 31, 2006. Under U.S. GAAP, we would have reported shareholders’ equity of R$7,840.7 million at December 31, 2007 and R$7,169.4 million at December 31, 2006.

     For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our Consolidated Financial Statements and a reconciliation of net income and shareholders’ equity, see Note 35 to our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

We are managed by:

  a Board of Directors, which may consist of seven to nine members and is currently composed of nine members; and

  a Board of Executive Officers, which consists of seven members.

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

     According to the Brazilian Corporation Law, minority shareholders are entitled to appoint and remove a member of the Board of Directors, in a separate election, where such minority shareholders (i) hold at least fifteen percent of the company’s voting shares or (ii) hold at least ten percent of the company’s outstanding non-voting shares.

     The terms of the current members of the Board of Directors expire in 2009. The current members are as follows:

Name	Position	Since

João Bonifácio Cabral Júnior	Chairman	2003
Rubens Ghilardi	Director	2005
Jorge Michel Lepeltier	Director	2007
Munir Karam	Director	2008
Laurita Costa Rosa	Director	2004
Rogério de Paula Quadros	Director	2005
Nelson Fontes Siffert Filho	Director	2005
Luiz Antonio Rodrigues Elias	Director	2006
Nildo Rossato	Director	2007

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

     Rubens Ghilardi. Mr. Ghilardi is 68 years old. He received degrees in economics from the Economics College of Paraná and in business administration from the Economics and Business Administration College of Pontifícia Universidade Católica of Paraná. Previously, Mr. Ghilardi was the Chief Financial Officer of Itaipu Binacional, Escelsa and Copel. He is currently our Chief Executive Officer.

     Jorge Michel Lepeltier. Mr. Lepeltier is 60 years old. He received a degree in economics and accountancy from the Pontifícia Universidade Cato ica de São Paulo and attended an environmental management course in the Escola Superior de Agricultura “Luiz de Queiroz” ESALQ-USP. Previously, Mr. Lepeltier was treasurer and then administrative – finance officer and market relations officer of Brasmotor SA and audit manager at PricewaterhouseCoopers. Mr. Lepeltier was appointed by the minority shareholders.

     Munir Karam. Mr. Karam is 70 years old. He received a law degree from Federal University of Paraná. Formerly, he served as a state judge and law professor. Currently, Mr. Karam is the chairman of the Board of Directors of ParanaPrevidência, the Paraná state pension fund, as well as a member of the law faculty at the Federal University of Paraná. Mr. Karam was appointed by the state of Paraná.

     Laurita Costa Rosa. Ms. Rosa is 49 years old. She received a degree as a certified public accountant from the Social Studies Foundation of the State of Paraná. Previously, Ms. Rosa was the general secretary of the Commercial Registrar of the State of Paraná. Ms. Rosa was appointed by the State of Paraná.

     Rogério de Paula Quadros. Mr. Quadros is 56 years old. He received a degree in Economic Sciences from the State University of Ponta Grossa. Previously, Mr. Quadros was the President of the Financial, Budget and Audit Committee of the Municipality of Ponta Grossa. He was appointed by the State of Paraná.

     Nelson Fontes Siffert Filho. Mr. Siffert is 47 years old. He graduated and received a master’s degree in Economics from the Federal University of Rio de Janeiro and a doctor’s degree in Economics from the University of São Paulo. Mr. Siffert is the manager of the energy department of BNDES. He was appointed by BNDESPAR.

     Luiz Antonio Rodrigues Elias. Mr. Elias is 55 years old. He received a degree in economics from University Benett-Centro Universitário Metodista de Brasilia. Previously, Mr. Elias was an officer of Rede Ferroviáia Federal by appointment of the Ministry of Planning and a researcher of the National Institute of Intellectual Property-INPI, where he was in charge of the transfer of technology departments. Mr. Elias is currently an officer of technological and innovation development of the Ministry of Sciences and Technology, chairman of the management committees of the electric power sectorial fund (CT -Energ) and mineral sectorial fund (CT-Mineral) and a member of the audit committee (Consellio Fiscal) of the Brazilian Nuclear Industries (Indústrias Nucleares Brasileiras-INB). Mr. Elias was appointed by the BNDESPAR.

     Nildo Rossato. Mr. Rossato is 42 years old. He is a technician in rural business administration from Faculdades Reunidas de Administracão, Ciências Contábeis e Ciências Económicas de Palmas-FACEPAL. Mr. Rossato joined Copel in 1986 and currently works as manager in the distribution office of the Company. He was appointed by our employees as member of the Board of Directors.

Board of Executive Officers

     Our Board of Executive Officers meets weekly and is responsible for the daily management of the Company. Each Executive Officer also has individual responsibilities established by our by-laws.

     According to our by-laws, our Board of Executive Officers consists of seven members. The Executive Officers are elected by the Board of Directors for three-year terms but may be removed by the Board of Directors at any time. Under the Shareholders’ Agreement, BNDESPAR has the right to appoint one member to the Board of Executive Officers. The terms of the current members of the Board of Executive Officers expire in December 2008. The current members are as follows:

Name	Position	Since

Rubens Ghilardi	Chief Executive Officer	2005
Paulo Roberto Trompczynski	Chief Financial Officer, Investor Relations Officer and Investment Portfolio Manager	2005
Ronald Thadeu Ravedutti	Chief Distribution Officer	2005
Raul Munhoz Neto	Chief Power Generation & Transmission and Telecommunications Officer	2006
Luiz Antonio Rossafa	Chief Engineering Officer	2008
Antonio Rycheta Arten	Chief Management Officer	2008
Zuudi Sakakihara	Chief Legal Officer	2006

     The following are brief biographies of the current members of our Board of Executive Officers:

     Rubens Ghilardi. Mr. Ghilardi is 68 years old. He received degrees in economics from the Economics College of Paraná and in business administration from the Economics and Business Administration College of Pontifícia Universidade Católica of Paraná. Previously, Mr. Ghilardi was the Chief Financial Officer of Itaipu Binacional and the Chief Financial Officer of Copel.

     Paulo Roberto Trompczynski. Mr. Trompczynski is 63 years old. He received a degree in law from the Federal University of Paraná. Previously, Mr. Trompczynski was the head of the legal department of Fundepar, auditor at Curitiba Municipality and member of Copel’s Fiscal Council.

     Ronald Thadeu Ravedutti. Mr. Ravedutti is 58 years old. He received a degree in economics from the Social Studies Foundation of Paraná and completed post-graduate courses in utility finance, economics and finance, engineering economics, financial administration and systems analysis. He was the Chief Financial and Market Relations Officer of Copel from April to December 1994.

     Raul Munhoz Neto. Mr. Munhoz Neto is 65 years old. He received a degree in mechanical engineering from the Federal University of Paraná. Previously, Mr. Munhoz Neto was the Chief Financial and Administrative Officer of UEG Araucaria Thermoelectric Plant and Chief Construction and Engineering Officer of Copel.

     Luiz Antonio Rossafa. Mr. Rossafa is 53 years old. He received a degree in agronomical engineering from Luiz Meneghel Agronomy College in Paraná and a master’s degree in Agriculture from Paulista State University (Unesp). Mr. Rossafa was the Chairman of the Regional Engineering, Architecture and Agronomy Committee of the State of Paraná.

     Antonio Rycheta Arten. Mr. Arten is 55 years old. He received a degree in accounting from the FAE Economics and Business Administration School and a masters degree in economics and finance engineering from Sociedade Paranaense de Ensino - SPEI. He was CEO (2003-2008) and Administrative and Finance Officer (2003) of the Development Agency of the State of Paraná – AFPR. He was alternate and primary member of the Fiscal Council of Copel during 2003-2004 and 2004 –2005, respectively.

     Zuudi Sakakihara . Mr. Sakakihara is 70 years old. He received a law degree from the Faculdade de Direito da Universidade Federal do Paraná and attended specialization courses in civil procedure at Universidade de Brasilia and in tax law at the Pontifícia Universidade Católica de São Paulo. Mr. Sakakihara was, previously, a teacher of tax law at Escola da Magistratura Federal do Paraná and at Universidade Federal do Paraná, a teacher of tax law in a master course at Universidade Estadual de Londrina and at Pontifícia Universidade Católica do Paraná. He was also a federal judge in Londrina and Curitiba, legal officer (Diretor Jurídico) of Banco BHM de Investimentos, member of the taxpayer council of the State of Paraná and legal officer of financial institutions and of companies rendering services and commercial companies.

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

     The following table lists the current and alternate members of the Fiscal Council, who were appointed at the 53rd shareholders General Meeting held on April 17, 2008, and whose terms expire in 2009:

Name	Since

Osmar Alfredo Kohler – President	2008
Heron Arzua	2005
Beatriz Oliveira Fortunato	2008
Nelson Pessuti	2003
Márcio Luciano Mancini	2005

Alternates	Since

Moacir José Soares	2003
Maurílio Leopoldo Schmitt	2003
Frederico Djun Takahashi Saraiva	2008
Serafim Charneski	2004
Vacant	-

Audit Committee

     In June 2005, our shareholders amended our bylaws to establish an Audit Committee composed of at least three members of our Board of Directors, each of whom serves a term of two years, and may be reelected. Pursuant to the Audit Committee charter, the Audit Committee members are appointed by, and may be replaced by a resolution taken by our Board of Directors. The current members of the Audit committee with terms until 2009 are: Mr. Jorge Michel Lepeltier, Mr. Rogério de Paula Quadros and Ms. Laurita Costa Rosa. All of the members of the Audit Committee are members of our Board of Directors. The Audit Committee is responsible for our Financial Statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the efficacy of our internal control and risk management procedures and staff.

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

Compensation of Directors and Officers

     For the year ended December 31, 2007, the aggregate amount of compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Fiscal Council was R$5.5 million, as approved by our 52nd General Shareholders’ Meeting held on April 27, 2007.

Employees

     At December 31, 2007, we had 8,347 employees, compared to 8,119 employees at December 31, 2006 and 7,704 employees at December 31, 2005. Including employees at Compagas, Elejor and the UEG Araucaria Thermoelectric Plant (companies in which we have a majority stake) we had 8,441 employees by the end of 2007. In addition, during 2007 we had approximately 2,237 third-party employees performing services for us, including security and cleaning services. Including the controlled companies, the third-party employees were 2,244 by the end of 2007.

     The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,

Area	2007	2006	2005

Generation and Transmission*	1,394	979	1072
Distribution*	5,351	5,542	5,144
Telecommunications.	243	252	227

Corporation staff and research and development	1,342	1,323	1,228
Other employees	17	23	33
Total Employees Copel wholly owned subsidiaries	8,347	8,119	7,704

Compagas	85	76	67
Elejor	6	6	4
UEG Araucária	3	5	-

Total	8,441	8,206	7,775

* On December 1, 2007, all employees of Copel Transmissão were transferred to Copel Geração (renamed Copel Geração e Transmissão S.A.) and to Copel Distribuição. For comparative purposes, this table reflects this transfer retroactively in 2006 and 2005.

     All of our employees are covered by collective bargaining agreements that we renegotiate annually with the unions that represent the various employee groups. In 2007, we negotiated and signed labor agreements with the unions representing our employees. These new bargaining agreements became effective in October 2007 and will be in place for a one-year term. We agreed to increase salaries by 5.5% in 2007.

     We provide a number of benefits to our employees. The most significant is the sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2007, approximately 99% of our employees had elected to participate in a defined contribution plan.

     In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement with an employee committee. Our employees are entitled to share in our profits during years in which our ratio of net profits to shareholders’ equity is at least 9.0% and certain performance criteria are met. In 2007, R$54.3 million was recorded as distributions to our employees as part of the profit-sharing plan. In 2006 and 2005, R$52.0 million and R$32.3 million, respectively, were recorded as profit sharing. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

Share Ownership

     As of May 31, 2008, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

     Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. At December 31, 2007, the State of Paraná directly owned 58.6% of the Common Shares, and BNDESPAR owned directly and indirectly 26.4% of the Common Shares.

     The following table sets forth certain information regarding the ownership of our Common Shares at May 31, 2008.

	Common Shares

	(in millions)	(% of total)
Shareholder
State of Paraná	85,028	58.6
BNDESPAR	38,299	26.4
ELETROBRAS	1,531	1.1
ADR	5,273	3.0
Traded in Bovespa	14,340	10.5
Others	560	0.4
All directors and officers as a group	0(1)	0.0

Total	145,031	100.0

____________
(1) Our directors and officers hold an aggregate of 111 common shares.

     At May 31, 2008, 1.49% of the Common Shares and 15.33% of the Class B Shares were held by 170 holders who reside in the United States and have registered with the Companhia Brasileira de Liquidação e Custódia, known as “CBLC”. At the same date, the ADRs represented 3.6% of the Common Shares and the ADSs represented 22.0% of the Class B Shares, and together, approximately 12.2% of our total share capital. Until May 31, 2008, our shareholders approved the conversion of 873 Class A Shares into Class B shares.

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

  reverse splits or splits of issued shares;

  incorporation of reserves, funds or accounting provisions that affect the rights and interests of minority shareholders;

  liquidations or voluntary corporate restructurings;

  mergers, spin-offs, transformations, transfers or acquisitions of interests in other companies;

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

Transactions with Shareholders

     The following summarizes the most significant transactions with our principal shareholders:

Government of the State of Paraná

     The State of Paraná owns 58.6% of our Common Shares. We had accounts receivable from the government of the State of Paraná under the CRC Account Agreement in the amount of R$1,250.4 million at December 31, 2007. The outstanding balance bears interest of 6.65% per year and is adjusted in accordance with the IGP-DI inflation index. We also had ICMS payables in the amount of R$126.3 million as of December 31, 2007. ICMS expenses during 2007 amounted to R$1,507.9 billion. We recorded interest income and monetary variation receivable from the government of the State of Paraná under the CRC of R$167.5 million in 2007. For more information, see “Item 5. Operating and Financial Review and Prospects—Overview—Impact of CRC Account.”

BNDESPAR

     BNDESPAR owns 26.4% of our Common Shares. BNDESPAR is a wholly owned subsidiary of BNDES and has the right to appoint two members to our Board of Directors. We had loans from BNDES of R$25.4 million as of December 31, 2007, and recorded interest expenses of R$2.4 million in 2007. As of December 31, 2007, we had debentures issued from ELEJOR and payable to BNDESPAR of R$272.5 million.

Transactions with Affiliates

     We have a variety of transactions with our affiliates. The material transactions are:

Centrais Eólicas do Paraná Ltda.

     We have a power purchase agreement with Centrais Eólicas do Paraná. In 2006, our purchases from Centrais Eólicas do Paraná amounted R$1 million. Since August 2007, we own 100% of the share capital of Centrais Eólicas do Paraná and we fully consolidate Centrais Eólicas do Paraná into our financials statements.

Dona Francisca Energética S.A.

     We own 23.03% of the total issued and outstanding share capital of Dona Francisca Energética S.A. We had accounts payable in the amount of R$51.5 million as of December 31, 2007. We provided guarantees to Dona Francisca in connection with loans obtained from the Interamerican Development Bank – IDB, and to BNDES, in an amount proportionate to our interest in Dona Francisca. The outstanding balance of the loans and financing was R$139 million as of December 31, 2007.

Dominó Holdings S.A.

     On January 14, 2008, COPEL acquired Sanedo’s interest in Dominó Holdings S.A., which corresponded to 30% of its capital stock, for R$ 110.2 million. COPEL now holds a 45% stake in Dominó Holdings, which, in turn, holds 34.7% of the voting stock of Sanepar (the Sanitation Company of Paraná).

Item 8. Financial Information.

     See Item 18. “Financial Statements” and pages F-1 through F-121.

LEGAL PROCEEDINGS

     We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our Consolidated Financial Statements only include reserves for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. At December 31, 2007, our reserves for such contingencies were R$579.3 million, which we believe to be sufficient to meet probable and reasonably estimated losses in the event of unfavorable rulings relating to the legal proceedings in which we are a party. However, we cannot assure you that these reserves will be sufficient.

Aneel Determinations

     We are contesting a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2007, R$860.0 million in costs for energy we purchased for resale in the MAE during the rationing period in 2001 and the first quarter of 2002. We believe that it is reasonably possible that we will prevail in the lawsuit against ANEEL and that we will not be required to pay the R$860.0 million. For more information see “Item 5. – Operating Review and Financial Prospects – Critical Accounting Policies – The Wholesale Energy Market (“MAE”).

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

     On September 4, 2007, however, the Superior Court of Justice overturned the decision it unanimously reached less than one year ago and ruled against Copel, rejecting Copel’s statute of limitation’s claim. Even though this ruling may be appealed, it is unlikely that the same justices will overturn their own decision once again. In addition, there are few legal ground for appealing this decision to the Federal Supreme Court. In light of this unforeseen ruling by the Superior Court of Justice, we reclassified the risk that we would be required to pay COFINS tax amounts from “remote” to “likely.” Thus, we set aside a provision in the amount of R$ 171.6 million, which corresponds to the COFINS tax restated principal amount plus charges.

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

     We are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions for the period between 2000 and 2006. In these proceedings, we estimate the value of our probable loss to be R$27.8 million and the value of our possible loss to be R$316.2 million.

Labor Related Claims

     We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2007, we have provisioned R$102.5 million to cover probable losses related to these lawsuits.

Cruzado Period Claims

     We are a defendant in several lawsuits brought by industrial customers alleging that increases in electricity tariffs during a price freeze imposed by the Brazilian government from March through November 1986 (the “Cruzado Period”) were illegal. The plaintiffs further allege that all of our tariff increases after the Cruzado Period were illegal, in part because they included the Cruzado Period increases in the amount that served as the basis for calculating the further increases. As of December 31, 2007, we have provisioned R$6.5 million to cover probable losses related to these lawsuits.

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

     We filed a lawsuit in November 2005 in the local courts in Curitiba seeking to annul the decision of the arbitration panel. In the meantime, Rio Pedrinho and Salto Natal have filed judicial execution proceedings seeking to require that we pay them the awards granted by the arbitration. As of December 31, 2007, we had provisioned R$50.0 in connection with these arbitrations.

     In a lawsuit filed in November 29, 2004 by Ivaí Engenharia de Obras S.A., COPEL was sentenced to the payment of R$180.9 million as compensation for a supposed economic-financial imbalance, related to the construction work of the Jordão River diversion project. COPEL appealed to this decision and was partially successful, avoiding the application of the SELIC interest rate on top of the penalty interest. COPEL will continue to dispute this claim in court, through all means legally available. As of December 31, 2007, the Company has recorded a provision of R$101.9 million for probable losses.

     We are a party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines. As of December 31, 2007, we have provisioned R$16.1 million to cover a probable losses related to these lawsuits.

     For more information on our contingencies, see Note 21 of the Financial Statements.

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

Calculation of Adjusted Net Profit

     Dividends with respect to a fiscal year are payable from our adjusted net profit for such period. The Brazilian Corporation Law defines “net profit” for any fiscal year as the result of a fiscal year after the deduction of income and social contribution taxes for that fiscal year and any amounts allocated to employees’ and management’s participation in our results in such fiscal year. The “net profit” for a relevant fiscal year is subject to adjustment by the addition or subtraction of amounts allocated to legal and other reserves (as described below) (“Adjusted Net Profit”).

     In accordance with Brazilian Corporation Law, we must maintain a legal reserve, to which we must allocate a minimum 5.0% of our net profits for each fiscal year until such reserve reaches an amount equal to 20.0% of our capital stock (calculated in accordance with the Brazilian Corporation Law). However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders in a shareholders´ meeting and may be used only for the increase of our capital stock or compensation of losses. At December 31, 2007, our legal reserve was R$323.7 million, or approximately 7.3% of our capital stock at that date.

     In addition to deducting amounts for the legal reserve, under the Brazilian Corporation Law net profit may also be adjusted by deducting amounts allocated to:

     (i) the contingency reserve: under the Brazilian Corporation Law, our shareholders’ meeting, upon a justified proposal of our Board of Directors or Board of Executive Officers, may decide to allocate a percentage of our net profits to a contingency reserve for anticipated losses that are deemed probable in future years, which amount may be estimated;

     (ii) the tax incentives reserve: under the Brazilian Corporation Law, our shareholders’ meeting, upon a justified proposal of our Board of Directors or Board of Executive Officers, may decide to allocate a percentage of our the net profits resulting from government donations or subventions for investment purposes.

     On the other hand, net profits may also be increased by:

     (i) the reversal of any amounts previously allocated to a contingency reserve in the fiscal year in which the loss that had been anticipated does not occur as projected or in which the anticipated loss occurs; and

     (ii) any amounts included in the unrealized profits reserve that have been realized in the relevant fiscal year and have not been used to offset losses, as approved by our shareholders´ meeting, upon proposal of our Board of Directors or Board of Executive Officers.

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

     The table below sets forth the cash distributions we paid as interest on equity for the periods indicated.

		Distribution
Year	Payment Date	(in thousands of R$)	Payment per Thousand Shares (R$)

			Common	Preferred A	Preferred B	Average

2003	June 2004	42,584	0.14734	1.05973	0.16211	0.15561
2004	June 2005	96,061	0.33396	1.27167	0.36743	0.35103
2005	June 2006	122,995	0.42811	1.27167	0.47101	0.44945
2006	June 2007	280,951	0.98001	1.41617	1.07821	1.02666
2007	May 2008	267,750	0.93356	1.62979	1.02713	0.97842

     The table below sets forth the cash distributions we paid as interest on equity, translated into US$ based on the exchange rate at year-end, for the periods indicated.

		Distribution
Year	Payment Date	(in thousands of US$)	Payment per Thousand Shares (US$)

			Common	Preferred A	Preferred B	Average

2003	June 2004	14,739	0.05100	0.36679	0.05611	0.05386
2004	June 2005	36,189	0.12581	0.47908	0.13842	0.13224
2005	June 2006	52,546	0.18290	0.54329	0.20123	0.19202
2006	June 2007	131,408	0.45838	0.66238	0.50431	0.48020
2007	May 2008	151,160	0.52705	0.92011	0.57987	0.55237

Significant Changes

     On June 23, 2008, ANEEL required us to decrease our tariffs by 3.35%, pursuant to the second periodic revision. This decrease consisted of a 7.17% decrease in our retail tariffs and a 3.82% increase for deferred regulatory asset recovery (CVA).

Item 9. The Offer and Listing

     The principal trading market for the Class B Shares is the Bolsa de Valores de São Paulo (the “São Paulo Stock Exchange” or “BOVESPA”). At December 31, 2007, we had approximately 4,193 shareholders of our Class B Shares.

     The following table sets forth the reported high and low closing sale prices for the Class B Shares on the São Paulo Stock Exchange for the periods indicated.

	Price per 1,000 Class B Shares

	High	Low

	(R$)
2003	14.05	7.31
2004	13.87	8.40
2005	19.20	10.50
2006	26.13	17.70
1st Quarter	24.19	18.70
2nd Quarter	23.77	17.70
3rd Quarter	24.51	19.90
4th Quarter	26.13	23.01
2007	35.20	23.40
1st Quarter	26.09	23.40
2nd Quarter	33.67	24.15
3rd Quarter	35.20	28.20
4th Quarter	31.40	26.00
December	29.74	26.00
2008	30.58	24.44
1st Quarter	29.60	24.44
January	27.21	24.44
February	28.80	29.60
March	29.60	26.85
2nd Quarter	30.58	27.29
April	30.43	27.29
May	30.58	27.29

     On July 2, 2007, the shareholders approved a reverse split of our shares 1,000-for-1. In the United States, the Class B Shares trade in the form of ADSs, each representing 1 Class B Share (as a result of the reverse stock split), issued by The Bank of New York, as depositary (the “Depositary”) pursuant to a Deposit Agreement (the “Deposit Agreement”) among Copel, the Depositary and the registered holders and beneficial owners from time to time of the ADRs. The ADSs trade under the symbols ELP and ELPVY. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

	U.S. dollars per ADS

	High	Low

	(U.S.$)
2003	4.88	2.03
2004	4.94	2.64
2005	8.71	3.88
2006	12.22	7.64
1st Quarter	11.44	8.18
2nd Quarter	11.42	7.64
3rd Quarter	11.61	9.00
4th Quarter	12.22	10.66
2007	19.06	11.04
1st Quarter	12.52	11.04
2nd Quarter	17.46	11.83
3rd Quarter	19.06	13.56
4th Quarter	17.45	14.39
December	16.85	14.39
2008	18.52	13.86
1st Quarter	17.59	13.86
January	15.30	13.86
February	17.42	14.22
March	17.59	15.77
2nd Quarter	18.52	16.22
April	18.52	16.22
May	18.51	16.42

     On June 19, 2002, shares of the Company were listed through Latibex, which is part of the Madrid Stock Exchange (“Latibex”). Latibex is a Euro-based market for Latin American securities. The shares trade under the symbol XCOP.

Corporate Governance Practices

     In 2000, BOVESPA introduced three special listing segments, known as Level 1, Level 2 and the Novo Mercado, aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on BOVESPA, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders and stakeholders.

     On May 7, 2008, we signed an agreement with BOVESPA to list our securities on Level 1. The main corporate governance standards established by the Level 1 Regulation are: (i) maintenance of a free-float of at least twenty-five percent of the company’s capital stock; (ii) employment of mechanisms to enhance capital dispersion in the company’s public offerings; (iii) improvement of quarterly reports, including the disclosure of consolidated financial statements and special audit revisions; (iv) monthly disclosure of transactions entered into by controlling shareholders involving the company’s securities; and (v) disclosure of an annual calendar of corporate events.

     In accordance with Section 303A.11 of the NYSE Listed Company Manual, we have posted a summary of significant differences between the NYSE corporate governance standards and our corporate governance practices on our website, at http://www.copel.com/ir.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Organization

     We are a publicly traded company duly registered with the CVM under No. 1431-1. According to Article One of our by-laws, our objectives and purposes are:

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

  providing information and technical assistance services concerning the rational use of energy by business undertakings with the aim of implementing and developing economic activities deemed relevant for the development of the State of Paraná; and

  implementing electronic data transmission, electronic communications, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná.

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

Shareholders’ Meetings

     We convene shareholders’ meetings by publishing a notice in Diário Oficial do Estado – PR, O Estado do Paraná and the Diário de São Paulo. The convening of our shareholders’ meeting is made through publication of a notice to shareholders in three newspapers, as determined by the shareholders’ meeting. As provided by Brazilian law, publications have to be made in the official newspaper located in the state of our corporate headquarters, in a newspaper with wide circulation located in the same city as our corporate headquarters, and in a newspaper with wide circulation located in the same place as our stock exchange. The notice must be published no fewer than three times, beginning at least thirty calendar days prior to the scheduled meeting date.

Right of Withdrawal

     Brazilian Corporation Law provides that under certain circumstances a shareholder has the right to withdraw its equity interest from a company and to receive a payment for the portion of shareholder’s equity attributable to his or her equity interest. This right of withdrawal may be exercised:

  by a dissenting holder of the adversely affected class of shares (including any holder of Class B Shares) in the event that a majority of all outstanding Common Shares authorizes:

     – the creation of preferred shares or an increase in an existing class of preferred shares relative to the other class of shares, except if already set forth under or authorized by our by-laws;

     – the modification of a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares; or

     – the creation of a new class of preferred shares with greater privileges than the existing class of preferred shares;

  by a dissenting shareholder (including any holder of Class B Shares) in the event that a majority of all outstanding Common Shares authorizes:

     – a reduction in the mandatory distribution of dividends;

     – a change in our corporate purpose;

     – a split up, subject to the conditions set forth in the Brazilian Corporation Law; or

     – a transformation of us into another type of company;

  by a dissenting or non-voting holder of Common Shares or Class A Shares, in the event that a majority of all outstanding shares authorizes:

     – the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law;

     – a transfer of all of our share capital to another company, making the Company a wholly-owned subsidiary of such company, known as an “incorporação de ações”;

     – a merger or consolidation (“incorporação”); or

     – our participation in a group of concerns (a “grupo de sociedades”) as defined under the Brazilian Corporation Law.

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

     Pursuant to our bylaws, in the situations described above and in the event of a delisting of our shares, our shareholders shall be entitled to redeem their shares at market value. The market value of the shares shall be determined by a specialized appraisal company or a group of experts selected by the shareholders.

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

Disclosure of Shareholder Ownership

     Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly reached an interest corresponding to 5.0% or more of any class of shares, or any rights under such shares, of a publicly traded company must disclose its share ownership to the CVM and stock exchanges in which the shares are traded. In addition, a statement containing the required information must be published in the newspapers. Any subsequent increase of 5.0% or more in ownership of any class of shares must be similarly disclosed. Also, the same obligation applies if any person or group of persons representing the same interest and holding an interest corresponding to 5.0% or more of any class of shares of a publicly traded company for any reason ceases to hold this participation.

MATERIAL CONTRACTS

     For information concerning our material contracts, see “Item 4. Information on the Company and Item 5. Operating and Financial Review and Prospects.”

EXCHANGE CONTROLS

     The ownership of Class A Shares, Class B Shares or Common Shares of the Company by individuals or legal entities domiciled outside Brazil is subject to certain conditions established in the Brazilian Law, as described below.

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

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Class B Shares or ADSs by an individual, entity, trust or organization resident or domiciled outside Brazil for purposes of Brazilian taxation (“Non-Brazilian Holder”). It is based on Brazilian law currently in effect, which is subject to differing interpretations and changes that may apply retroactively. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder, and each Non-Brazilian Holder should consult its own tax advisor about the Brazilian tax consequences of investing in Class B Shares or ADSs.

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

Distributions of Interest on Equity

     In accordance with Law 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the equity of the company as an alternative form of making dividend distributions. The rate of interest may not be higher than TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on equity may not exceed, for tax purposes, the greater of (i) 50.0% of net income (after the deduction of the social contribution on net profits and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made and (ii) 50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

     Distributions of interest on equity paid to Brazilian and Non-Brazilian Holders of Class B Shares, including payments to the Depositary in respect of Class B Shares underlying ADSs, are deductible by the Company for Brazilian corporate income tax and social contribution on net profits purposes as far as the limits above described are observed. Such payments are subject to Brazilian withholding income tax at the rate of 15.0%, except for payments to beneficiaries situated in tax haven jurisdictions (that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment - “Tax Haven Holder”), which payments are subject to withholding income tax at a 25.0% rate. These payments may be included, at their net value, as part of any mandatory dividend. To the extent that payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.

Taxation of Gains

     According to Law 10,833 of December 29, 2003, capital gains realized on the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian residents or to Brazilian residents, are subject to taxation in Brazil. In this sense, if the Class B Shares are disposed of by a Non-Brazilian Holder, as they are defined as assets located in Brazil, such holder will be subject to income tax on the gains assessed, following the rules described below, whether the disposition is conducted in Brazil or abroad and with a Brazilian resident or not.

     Regarding ADSs, although the matter is not free from doubt, the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another Non-Brazilian Holder would not be taxed in Brazil, based on the theory that ADSs do not constitute assets located in Brazil for purposes of Law 10,833/03. However, we cannot assure you that Brazilian courts would adopt this theory. Thus, the gain on a disposition of ADSs by a Non-Brazilian Holder to a resident in Brazil (or possibly even to a Non-Brazilian Holder) may be subject to income tax in Brazil in the event that courts determine that ADSs would constitute assets located in Brazil, according to the rules described below for ADSs or the rules applicable to disposition of the Class B Shares, when applicable.

     For purposes of Brazilian taxation, the income tax rules on gains related to disposition of Class B Shares or ADSs vary depending on the domicile of the Non-Brazilian Holder, the form by which such Non-Brazilian Holder has registered its investment before the Brazilian Central Bank and/or how the disposition is carried out, as described below.

     Generally, gains are defined as the positive difference between the amount realized on the sale or exchange of a security and its acquisition cost. Gains assessed on the disposition of the Class B Shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

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

     The deposit of Class B Shares in exchange for the ADSs may be subject to Brazilian income tax if the acquisition cost of the Class B Shares is lower than (i) the average price per Class B share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of the deposit; or (ii) if no Class B Shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Class B Shares were sold during the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the Class B Shares, calculated as set forth above, shall be considered a capital gain subject to income tax at a rate of 15.0% or 25.0% in the case of investors that are Tax Haven Holders.

     The withdrawal of Class B Shares upon cancellation of ADSs is not subject to Brazilian income tax, as long as the regulatory rules are appropriately observed with respect to the registration of the investment before the Central Bank.

     In the case of redemption of the Class B Shares or ADSs or capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount effectively received by the Non-Brazilian Holder and the acquisition cost of the securities redeemed is treated as capital gain derived from sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15.0% or 25.0%, as the case may be.

     Any exercise of preemptive rights relating to the Class B Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights will be subject to the same tax treatment applicable to disposition of Class B Shares.

     There can be no assurance that the current preferential treatment for 2,689 Holders will continue in the future.

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

     Pursuant to Decree No. 6,306 of December 14, 2007, a tax on foreign exchange transactions (“IOF/Exchange”) may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) or vice-versa. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38% . However, exchange transactions carried out by 2,689 Holders are subject to a zero percent IOF/Exchange rate. Nonetheless, the Brazilian government may increase the rate to a maximum of 25.0% . Any such increase will be applicable only prospectively.

     Also under Decree No. 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be levied on transactions involving bonds and securities, including those carried out on Brazilian stock, futures or commodities exchanges. As a general rule, the rate of this tax is currently zero. The Brazilian government may, however, increase the rate to a maximum of 1.5% per day, but only in respect to future transactions.

     As a general rule, until December 31, 2007, transactions carried out in Brazil that resulted in the transfer of funds from an account maintained with a Brazilian financial institution were subject to the Temporary Contribution on Financial Transactions (“CPMF Tax”), at the rate of 0.38% . However, as of January 1, 2008, the CPMF Tax is no longer in force, and should not be levied on any debit to bank accounts carried after that date. The Brazilian government may attempt to reestablish the CPMF Tax after February 2008, by submitting a new proposal to the Brazilian Congress. In the event CPMF is reestablished, it will only apply after a period of 90 days have elapsed after enactment of the respective introductory legislation, and only in regard to prospective triggering events.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15.0% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2008 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

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

Foreign Currency Exchange Rate Risk

     At December 31, 2007, we had R$78.1 million of outstanding indebtedness denominated in U.S. dollars, R$8.0 million of indebtedness denominated in Japanese yen and R$62.7 million of indebtedness indexed to a basket of foreign currencies comprised by U.S dollars, Euros, Swiss francs and Japanese yen. At December 31, 2006, we had R$102.1 million of outstanding indebtedness denominated in U.S. dollars, R$13.6 million of indebtedness denominated in Japanese yen and R$93.5 million of indebtedness indexed to a basket of foreign currencies comprised by U.S dollars, Euros, Swiss francs and Japanese yen. In addition, our energy purchases from Itaipu are denominated in U.S. dollars. We do not have revenues denominated in any of the above foreign currencies and, due to applicable regulations that require us to keep excess cash on deposit in real-denominated deposits with Brazilian banks, we do not have monetary assets denominated in such currencies. The potential loss to us that would result from a hypothetical 10%

change in foreign currency exchange rates would be approximately R$10.2 million, primarily due to the increase in our real-denominated financial statements in the principal amount of the foreign currency indebtedness described above (which increase would be reflected as an expense in our income statement). A hypothetical and instantaneous change of 10.0% in foreign currency exchange rates would result in an additional cash outflow of approximately R$36.9 million per year, reflecting the increased cost in reais of servicing foreign-currency indebtedness and purchasing energy from Itaipu, which will be compensated in the next tariff adjustment.

Interest Rate Risk

     At December 31, 2007, we had outstanding R$2,102.5 million in loans and financing, of which R$52.0 million bore interest at fixed interest rates and R$2,050.5 million bore interest at floating rates of interest (primarily the TJLP, CDI and Libor). Pursuant to applicable regulations, we invest excess cash primarily in short-term instruments. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held at December 31, 2007, would result in a net additional cash outflow of approximately R$7.0 million. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (i.e. U.S. dollars; currencies in the currency basket). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

     (a) Disclosure Controls and Procedures

     We have carried out an evaluation under supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any disclosure controls and procedures systems, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

     Based on our evaluation, because of the material weakness in internal control over financial reporting that is described below, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2007 were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management as appropriate in order to allow timely decisions regarding required disclosure.

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

     Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2007. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2007 because of the material weakness in our internal control over financial reporting described below:

  The Company did not maintain effective controls to ensure the completeness and accuracy of the judicial lawsuits and related escrow accounts or performed periodic review/update of them, including the valuation and update of expected losses for accrual purposes. These control deficiencies resulted in adjustments recorded to three interim financial statements, which affected the provision of contingencies and related escrow accounts and operating expenses.

     Deloitte Touche Tohmatsu, an independent registered public accounting firm, has issued the attestation report below on our internal control over financial reporting as of December 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of
Companhia Paranaense de Energia - COPEL
Curitiba– PR, Brazil

We have audited the internal control over financial reporting of Companhia Paranaense de Energia - COPEL and subsidiaries (the "Company" or “Copel”) as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness have been identified and included in the Company´s December 31, 2007 management's assessment:

  The Company did not maintain effective controls to ensure the completeness and accuracy of the judicial lawsuits and related escrow accounts or performed periodic review/update of them, including the valuation and the update of expected losses for accrual purposes. These control deficiencies resulted in adjustments recorded to three interim financial statements which affected the provision for contingencies and related escrow accounts and related operating expenses.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the Company’s consolidated balance sheet as of December 31, 2007, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial positions as of and for the year ended December 31, 2007, of Companhia Paranaense de Energia – COPEL and subsidiaries and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial positions for each of the two years in the period ended December 31, 2007, of Companhia Paranaense de Energia – COPEL and subsidiaries and our report dated June 24, 2008, expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Curitiba, Paraná, Brazil

June 24, 2008

     (c) Changes in Internal Control over Financial Reporting

     Remediation of material weaknesses

     During 2007, we developed and implemented action plans to address the following material weaknesses in internal control over financial reporting that we identified in our assessment as of December 31, 2006.

  The Company did not maintain effective controls to ensure the completeness/accuracy or the review/monitoring of the monthly accrual for received services and goods, as required by the accrual basis of accounting. These control deficiencies did not result in material audit adjustments to the 2007 financial statements. However, these control deficiencies could result in a misstatement of accrued liabilities and the related expense provisions that would result in material misstatements of annual or interim financial statements that would not be prevented or detected.

During 2007, we reviewed our options for improving our controls in order to address, on a timely basis, issues related to our received goods and services. Using our various information systems, our financial expert established formal rules to improve controls to remediate this deficiency. As a result, management has determined that there was no longer a material weakness in this area as of December 31, 2007. In 2008, we will nevertheless continue to address these issues in order to effectively monitor the effectiveness and timeless of these new controls and implement automated solutions in our monthly accounting for received goods and services.

  The Company did not maintain effective controls to ensure the completeness/accuracy or the review/monitoring of the environmental litigation process. These control deficiencies did not result in material audit adjustments to the 2007 financial statements. However, these control deficiencies could result in a misstatement of accrued liabilities and the related operating expenses that would result in material misstatements of annual or interim financial statements that would not be prevented or detected.

In 2007, we established a working group to identify and evaluate our environmental risks and liabilities. The results of these efforts were presented to our board of directors, who in turn determined the potential actions to be undertaken in identifying, avoiding and mitigating these weaknesses. At the same time, our accounting specialists ran a similar assessment, determining that no additional accruals were necessary with respect to our environmental liabilities. As a result, management has determined that there was no longer a material weakness in this area as of December 31, 2007. In order to ensure a degree of continuity, however, these results were incorporated in the documentation of reviews that will be periodically monitored through efficiency tests. In 2008, we will also be reviewing options in order to establish formal management guidelines and continuously monitor potential environmental risks and liabilities.

  The Company did not maintain effective controls to ensure the completeness/accuracy or the review/monitoring of the postretirement benefits plans (pension and health-care plans) sponsored by us, including detailed review of the actuarial assumptions, reconciliation between actuarial valuation report and accounting records and also the cash flow for the contribution payments. These control deficiencies could result in material misstatements of the pension and health-care plans liabilities and the related pension and other benefits expenses.

According to Brazilian law, we are required engage specialists in preparing for actuarial valuation reports. Because we lacked personnel with the adequate experience and training necessary to review the 2006 actuarial valuation reports, we had to rely on specialists in order to account for arising deficiencies in reviewing and monitoring retirement plans sponsored by us. In 2007, our accountants ran studies on Brazilian legislation and participated in training in order to increase their knowledge of this subject. We have conducted discussions with actuarial specialists and accountants and, as a result, some accounting procedures have been revised. We have also documented procedures related to pension plans sponsored by us, which identify risks and controls and examine efficiency tests. We attribute these procedures to an expert of vast experience in this area. As a result, management has determined that there was no longer a material weakness in this area as of December 31, 2007.

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

  In 2007, we contracted an external consultant to assist the Company in the process of reconciling our financial statements to US GAAP. At the same time, we have selected a group of professionals to be trained in the process of reconciling financial statements from BR GAAP to US GAAP. Our professionals are now proficient with respect to the procedures and conversion of financial reporting to US GAAP, which, in our final assessment, reduces possibilities of error or material misstatements in our financial statements. As a result, management has determined that there was no longer a material weakness in this area as of December 31, 2007.

     We also developed an action plan to address the material weakness concerning monitoring of judicial lawsuits that we reported at December 31, 2006 and December 31, 2007.

     In 2007, we established new controls over judicial lawsuits and regulated the flow of information between our legal and accounting departments, allowing timely accounting of our judicial liabilities. A final assessment in December 2007, however, identified material weaknesses relating to the valuation and estimation of potential losses to be accrued, as well as to the approval and disclosure of accounting liabilities. In 2008, we will be readdressing, establishing and disclosing formal procedures to be adopted by our legal department and outside advisors in order to provide reasonable assurances in accounting related to our contigent liabilities.

     Other than as described above, there have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

tem 16B. Code of Ethics

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

     Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2007 and 2006. PricewaterhouseCoopers Auditores Independentes acted as our independent registered public accounting firm for the fiscal year ended December 31, 2005.

     The chart below sets forth the total amount billed to us by Deloitte Touche Tohmatsu Auditores Independentes and PricewaterhouseCoopers Auditores Independentes for services performed in 2007, 2006 and 2005, and breaks down these amounts by category of service in millions of reais:

	Year Ended December 31,

	2007	2006	2005

		(millions of reais)
Audit Fees	1.4	1.2	0.7
Audit-Related Fees	–	–	–
Tax Fees	–	–	–
All Other Fees	–	–	–

Total	1.4	1.2	0.7

Audit Fees

     Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly Brazilian GAAP financial information in connection with statutory and regulatory filings or engagements.

Audit Committee Pre-Approval Policies and Procedures

     Neither our board of directors nor our audit committee has established pre-approval policies and procedures for the engagement of our Registered Public Accounting Firm for services. Our board of directors expressly approves on a case-by-case basis any engagement of our Registered Public Accounting Firm for audit and non-audit services provided to our subsidiaries or to us. Our audit committee provides recommendations to our board of directors regarding such engagements. For more information regarding our board of directors and audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices”.

Item 16D. Exemption from the Listing Standards for Audit Committees

     None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     None.

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

     Reference is made to pages F-1 through F-121.

Item 19. Exhibits

1.1	Amended and Restated By-laws of the Company dated as of April 18, 2008 (English translation).

2.1	Deposit Agreement (common shares) dated as of March 21, 1996, as amended and restated as of November 21, 2007.

2.2	Deposit Agreement (preferred shares) dated as of March 21, 1996, as amended and restated as of November 21, 2007.

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

     Self-producer: An electric-intensive user that holds a concession or authorization to produce energy for its own consumption.

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

Date: June 30, 2008

Companhia Paranaense
de Energia - COPEL
Consolidated Financial Statements as of
December 31, 2007 and 2006 and for the
Three Years Ended December 31, 2007
and Report of Independent Registered
Public Accounting Firm

Deloitte Touche Tohmatsu
Rua Pasteur, 463 - 5º andar
Curitiba – PR – 80250-080
Brasil

Tel: + 55 (41) 3312-1400
Fax:+ 55 (41) 3312-1470
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Companhia Paranaense de Energia - COPEL
Curitiba - PR, Brazil

We have audited the accompanying consolidated balance sheets of Companhia Paranaense de Energia - COPEL (a Brazilian corporation) and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders' equity and changes in financial position for each of the two years in the period ended December 31, 2007, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Paranaense de Energia - COPEL and subsidiaries as of December 31, 2007 and 2006, and the results of their operations, changes in shareholders' equity and changes in their financial position for each of the two years in the period ended December 31, 2007, in conformity with accounting practices adopted in Brazil.

Our audit was performed for the purpose of issuing an opinion on the consolidated financial statements referred to in the first paragraph, prepared in conformity with accounting practices adopted in Brazil. The consolidated statement of cash flows which provides supplemental information about the Company and its subsidiaries is not a required component of the financial statements. We also applied the audit procedures described in the second paragraph to the consolidated statement of cash flow for each of the two years in the period ended December 31, 2007 and, in our opinion, it is fairly stated in all material respects in relation to the financial statements taken as a whole.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's effectiveness of internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2008 expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness identified in relation to ineffective controls over lawsuits and judicial deposits to ensure proper adjustments to the contingency reserve. This material weakness was considered in determining the nature, timing, and extent of our audit procedure and does not affect our report on the financial statements referred to in paragraph 1 above.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Curitiba, Paraná, Brazil

Date: June 24, 2008

PricewaterhouseCoopers
Al. Dr. Carlos de Carvalho, 417 10º
80410-180 Curitiba, PR - Brasil
Caixa Postal 699
Telefone (41) 3322-7911
Fax (41) 3222-6514
www.pwc.com/br

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Companhia Paranaense de Energia – COPEL

We have audited the accompanying consolidated statements of operations, of changes in shareholders' equity and of changes in financial position for the year ended December 31, 2005 of Companhia Paranaense de Energia – COPEL (the “Company”) and its subsidiaries. These statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the the results of their operations, the changes in its shareholders' equity and the changes in their financial position for the year ended December 31, 2005 of Companhia Paranaense de Energia – COPEL and its subsidiaries, in conformity with accounting practices adopted in Brazil.

Our audit was performed for the purpose of issuing an opinion on the statements referred to in the first paragraph, prepared in conformity with accounting practices adopted in Brazil. The statement of cash flows which provides supplemental information about the Company and its subsidiaries is not a required component of the financial statements. We also applied the audit procedures described in the second paragraph to the statements of cash flows for the years ended December 31, 2005, which in our opnion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

Curitiba, Brazil June 27, 2006, except for footnotes 2(b), 32 and 35a(v).8 which are as June 24, 2008

Companhia Paranaense de Energia - COPEL

Consolidated Balance Sheets
Expressed in thousands of Brazilian reais

	December 31

Assets	2007	2006

Current assets
Cash and cash equivalents (note 5)	1,540,871	1,504,004
Accounts receivable, net (note 6)	1,078,195	986,978
Dividends receivable (note 7)	2,767	2,019
Materials and supplies	52,195	51,444
Recoverable rate deficit (CRC) (note 8)	40,509	35,205
Deferred regulatory asset – CVA (note 9 a)	67,614	90,048
Regulatory asset - PIS and Cofins (note 9 b)	-	3,408
Other regulatory assets (note 9 c)	17,186	-
Deferred income taxes (note 11)	116,855	106,145
Recoverable taxes (note 10)	38,744	128,939
Other assets, net	207,474	105,443

	3,162,410	3,013,633

Non-current assets
Accounts receivable (note 6)	134,907	108,157
Recoverable taxes (note 10)	61,835	44,874
Deferred income taxes (note 11)	400,592	337,654
Judicial deposits (note 21 a)	121,340	140,954
Recoverable rate deficit (CRC) (note 8)	1,209,853	1,158,898
Deferred regulatory asset – CVA (note 9 a)	25,478	12,273
Other regulatory assets - (note 9 c)	5,729	-
Other assets	30,873	36,539

	1,990,607	1,839,349

Permanent assets
Investments (note 12)	256,809	229,953
Property, plant and equipment, net (note 13)	6,832,379	6,711,686
Intangible assets (note 14)	112,585	116,798
Deferred charges, net	5,227	23,204

	7,207,000	7,081,641

Total assets	12,360,017	11,934,623

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Balance Sheets
Expressed in thousands of Brazilian reais	(continued)

	December 31

Liabilities and shareholders' equity	2007	2006

Current liabilities
Suppliers (note 15)	366,510	392,219
Loans and financing (note 16)	92,684	90,152
Debentures (note 17)	171,827	838,355
Deferred income taxes (note 11)	24,664	33,671
Taxes on sales and others (note 18)	224,796	277,414
Dividends and interest on equity	252,362	277,421
Accrued payroll costs	146,119	134,218
Pension and health-care plans (note 22)	42,286	133,635
Deferred regulatory liabilities (note 9 a)	143,436	110,498
Other regulatory liabilities (note 9 c)	46,476	-
Regulatory charges (note 19)	32,722	51,705
Research and Development and Energy Efficiency Programs (note 20)	185,280	174,316
Other accrued liabilities	85,465	67,766

	1,814,627	2,581,370

Non-current liabilities
Suppliers (note 15)	190,394	234,212
Loans and financing (note 16)	835,268	604,306
Debentures (note 17)	1,002,674	1,129,230
Deferred income taxes (note 11)	19,317	12,515
Pension and health-care plans (note 22)	454,411	488,771
Provision for contingencies (note 21 a)	514,270	222,473
Deferred regulatory liabilities (note 9 a)	22,330	52,053
Other regulatory liabilities (note 9 c)	18,935	-
Other long-term liabilities	19,495	27,517

	3,077,094	2,771,077

Negative goodwill	592	-

Non controlling shareholders’ interest	231,527	205,906

Shareholders' equity (note 23)
Capital stock (note 23 a)	4,460,000	3,875,000
Capital reserves (note 23 b)	838,340	817,293
Profit reserves (note 23 c)	1,937,837	1,683,977

	7,236,177	6,376,270

Total liabilities and shareholders' equity	12,360,017	11,934,623

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Operations
Expressed in thousands of Brazilian reais, except per share amount

	Year ended December 31

	2007	2006	2005

Operating revenues (note 25 and 26)
Electricity sales to final customers	5,767,847	5,500,122	5,275,883
Electricity sales to distributors	1,367,595	1,290,976	949,937
Use of main transmission and distribution grid	296,796	283,773	267,996
Other revenues	487,856	346,455	307,482
Value-added taxes on sales	(1,507,882)	(1,428,729)	(1,373,494)
PIS on sales	(91,280)	(98,775)	(79,883)
Cofins on sales	(415,162)	(448,539)	(361,509)
Regulatory charges	(419,712)	(495,993)	(399,093)
Other charges and deductions on sales	(63,932)	(60,675)	(147,708)

Net operating revenues	5,422,126	4,888,615	4,439,611

Operating (expenses) income
Electricity purchased for resale (note 27 a)	(1,429,417)	(1,439,744)	(1,436,330)
Use of main transmission grid	(514,450)	(534,780)	(530,798)
Depreciation and amortization	(422,049)	(372,395)	(328,906)
Personnel expenses (note 27 b)	(649,717)	(641,885)	(566,455)
Third party services	(240,942)	(226,779)	(196,976)
Materials and supplies (note 27 c)	(186,990)	35,019	(266,829)
Pension and other benefits	13,851	(127,686)	(108,000)
Other expenses, net	(385,132)	(31,648)	(185,717)

Total operating expenses	(3,814,846)	(3,339,898)	(3,620,011)

Operating income before financial results and equity in results of
investees	1,607,280	1,548,717	819,600

Financial results (note 28)
Financial income	396,017	729,203	396,279
Financial expenses	(375,774)	(434,510)	(497,280)

	20,243	294,693	(101,001)

Equity in results of investees (note 12)	1,601	(6,187)	9,048

Operating income	1,629,124	1,837,223	727,647

Non-operating expenses, net (note 29)	(31,109)	(22,977)	(10,646)

Income before income taxes and Non controlling shareholders’
interest	1,598,015	1,814,246	717,001

Income taxes (note 11)	(460,315)	(557,678)	(198,200)

Income before Non controlling shareholders’ interest	1,137,700	1,256,568	518,801

Non controlling shareholders’ interest	(31,090)	(13,888)	(16,424)

Net income for the year	1,106,610	1,242,680	502,377

Net income per outstanding shares at year-end – in Reais	4.04	4.54	1.84

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Statements of Changes in Shareholders' Equity
Expressed in thousands of Brazilian reais

			Profit reserves

	Capital	Capital	Legal	Reserve for	Retained
	stock	reserves	reserve	Investments	earnings	Total

At December 31, 2005	3,480,000	817,293	209,821	980,069	-	5,487,183

Changes in Brazilian accounting
practices	-	-	-	-	(72,642)	(72,642)
Capital increase	395,000	-	-	(395,000)
Net income for the year	-	-	-	-	1,242,680	1,242,680
Appropriation of net income
Legal reserve	-	-	58,502	-	(58,502)	-
Interest on equity	-	-	-	-	(123,000)	(123,000)
Dividends	-	-	-	-	(157,951)	(157,951)
Transfer to profit reserve	-	-	-	830,585	(830,585)	-

At December 31, 2006	3,875,000	817,293	268,323	1,415,654	-	6,376,270
Capital increase	585,000	-	-	(585,000)	-	-
Tax incentive (Note 12(d))	-	21,047	-	-	-	21,047
Net income for the year					1,106,610	1,106,610
Appropriation of net income
Legal reserve	-	-	55,330	-	(55,330)	-
Interest on equity	-	-	-	-	(200,000)	(200,000)
Dividends	-	-	-	-	(67,750)	(67,750)
Transfer to profit reserve	-	-	-	783,530	(783,530)	-

At December 31, 2007	4,460,000	838,340	323,653	1,614,184	-	7,236,177

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Changes in Financial Position
Expressed in thousands of Brazilian reais

	Year ended December 31

	2007	2006	2005

Sources of funds
Funds from operations
Net income for the year	1,106,610	1,242,680	502,377
Expenses (income) not affecting working capital
Depreciation and amortization	422,049	372,395	328,906
Loss on disposal of property, plant and equipment and other	29,878	14,721	24,336
Equity in results of investees	9,658	6,187	(9,048)
Write-off of non-current assets	9,472	51,399	85
Contract renegotiation – CIEN	(62,862)	-	-
Monetary and foreign currency exchange variations, net	(54,545)	(14,751)	(42,777)
Long-term liabilities provision	255,657	39,595	197,764
Deferred income taxes	(56,136)	123,079	(36,874)
Review adjustment share – transmission utilities’ rate review (Note 9 (c))	26,412	-	-
Non controlling shareholders’ interest	31,090	13,888	16,424

	1,717,283	1,849,193	981,193

Funds from third-parties
Long-term loans and financing	346,592	16,937	35,532
Suppliers - Petrobras renegotiation (Note 15 (a))	-	157,443	-
Issuance of long-term debentures	-	600,000	755,626
Customers' contribution - special obligations	48,580	43,489	39,675
Interest on equity and dividends receivable	10,545	13,730	4,576
Transfer from long-term to current assets	167,590	143,160	246,231
Non controlling shareholders’ interest	-	113,703	6,705
Changes in accounting policies impacting working capital	-	(72,642)	-
Disposal of fixed assets	6,652	-	-
Other accounts payable	-	8,960	-

	579,959	1,024,780	1,088,345

Total sources	2,297,242	2,873,973	2,069,538

Application of funds
Interest on equity and dividends	267,750	280,951	122,995
Property, plant and equipment	516,142	567,778	666,542
Intangible	4,406	5,747	2,324
Deferred charges	341	145	752
Investments	13,754	534,546	2,707
Non-current assets
Deferred regulatory asset	-	-	13,884
Regulatory asset - Pis and Cofins	-	9,432	48,597
Judicial deposits	9,900	30,778	19,826
Accounts receivable	112,271	25,109	11,255
Deferred income taxes and tax recoverable	17,057	8,893	2,232
Other non-current assets	1,405	2,140	1,647
Transfers from long-term to current liabilities
Suppliers	267	112,590	64,321
Long-term loans and financing	116,363	85,000	95,900
Debentures	138,858	720,087
Taxes and other payables	-	-	51,941
Pension plan	41,348	127,478	131,644
Provision for contingencies	59,846	6,355	693
Deferred regulatory liability	82,014	44,657	28,767

Total applications	1,381,722	2,561,686	1,266,027

Increase in working capital	915,520	312,287	803,511

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Changes in Financial Position
Expressed in thousands of Brazilian reais	(continued)

	Year ended December 31

	2007	2006	2005

Represented by
Current assets
Beginning of the year	3,013,633	2,472,323	1,653,172
End of the year	3,162,410	3,013,633	2,472,323

Increase in current assets	148,777	541,310	819,151

Current liabilities
Beginning of the year	2,581,370	2,352,347	2,336,707
End of the year	1,814,627	2,581,370	2,352,347

Decrease (increase) in current liabilities	766,743	(229,023)	(15,640)

Total increase in working capital	915,520	312,287	803,511

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

1 The Company and its Operations (information related to installed capacity and other similar operational and technical aspects are unaudited)

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

The subsidiaries of COPEL and their main activities are as follows:

(a) Direct subsidiaries

(i) COPEL Geração e Transmissão S.A.: This is the new name of COPEL Geração S.A., which incorporated on November 30, 2007 part of COPEL Transmissão S.A., and it carries out the Company’s power generation and transmission business with 18 power plants in operation – of which 17 are hydroelectric and one is thermoelectric – featuring an overall installed capacity of 4,549.6 MW. It also relies on 30 substations at voltages equal to or greater than 230 kV, of which 10 are automated and remote operated, with installed step-up transformer capacity of 5,004.1 MVA. This subsidiary holds the following concessions granted by ANEEL:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Power generation plants

		Installed	Date
		capacity	concession	Year of
Power plant	River	(MW)	was issued	expiration

Hydroelectric plants
Gov. Bento Munhoz da Rocha Neto (Foz do Areia)	Iguaçu	1,676.00	May 24, 73	2023
Gov. Ney Aminthas de Barros Braga (Segredo)	Iguaçu	1,260.00	Nov 14, 79	2009
Gov. José Richa (Caxias)	Iguaçu	1,240.00	May 02, 80	2010
Gov. Pedro Viriato Parigot de Souza	Capivari - Cachoeira	260.00	Apr 23, 65	2015
Guaricana	Arraial	36.00	Aug 13, 76	2026
Chaminé	São João	18.00	Aug 13, 76	2026
Apucaraninha	Apucaraninha	10.00	Oct 13, 75	2025
Mourão	Mourão	8.20	Jan 20, 64	2015
Derivação do Rio Jordão	Jordão	6.50	Nov 14, 79	2009
Marumbi	Ipiranga	4.80	(*)
São Jorge	Pitangui/Tibagi	2.30	Dec 04, 74	2024
Chopim I	Chopim	1.98	Mar 20, 64	2015
Rio dos Patos	Rio dos Patos/Ivaí	1.72	Feb 14, 84	2014
Cavernoso	Cavernoso/Iguaçu	1.30	Jan 07, 81	2011
Salto do Vau	Palmital	0.94	Jan 27, 54	(**)
Pitangui	Pitangui	0.87	Dec 05, 54	(**)
Melissa	Melissa	1.00	Oct 08, 93	(**)

Thermoelectric plant
Figueira		20.00	Mar 21, 69	2019

(*)	Under approval by ANEEL.
(**)	Power plants with capacity lower than 1 MW are only registered with ANEEL. ANEEL only regulates power generation plants above 1MW.

The extension of the concessions for the Governor Ney Aminthas de Barros Braga (Segredo), Governor José Richa (Caxias), and Jordão River Diversion Power Plants has already been requested to ANEEL.

COPEL Geração e Transmissão also holds interests in Centrais Eólicas do Paraná (note 1.(b)(v)) and Consórcio Energético Cruzeiro do Sul, an independent power producer, owned by COPEL Geração e Transmissão (51%), and by Eletrosul Centrais Elétricas S.A. (49%). On November 28, 2006, at the Auction of Power from New Projects, this company won the rights to the 35-year concession of the Mauá Hydroelectric Power Plant, which will feature 361 MW of installed capacity (Note 12 e).

(ii) COPEL Distribuição S.A.: COPEL Distribuição merged, on November 30, 2007, a part of COPEL Transmissão. The company is engaged in the distribution and sale of energy in any form, especially electric energy, fuels and energy raw materials. It distributes power to 392 out of the 399 municipalities in the State of Paraná, and also to the town of Porto União, in the State of Santa Catarina. The concessions held by COPEL Distribuição expire in 2015.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

(iii) COPEL Telecomunicações S.A.: Engaged in providing communications and telecommunications services and in conducting studies, projects, and planning in the field of telecommunications, as well as any related activities, as authorized by law, for an indeterminate period of time, on a non-exclusive basis, both nationally and internationally, with a service area comprising the State of Paraná and Region II of the General Grants Plan, pursuant to Act No. 31,337 by the National Telecommunications Agency - ANATEL, which reports to the Ministry of Communications.

(iv) COPEL Participações S.A.. Incorporated to hold investments in other companies or consortiums in several business areas. COPEL currently holds five partnerships in independent power producers, all of which are operational and constituted as special purpose companies (SPCs), with a total installed capacity of 887.4 MW. It also holds interests in the sanitation, gas, telecommunications, and service sectors. On August 4, 2006, the second generating unit of the Fundão Power Plant (Fundão – Santa Clara Power Complex) entered commercial operation, for a total of 120.1 MW of installed capacity. The Santa Clara Power Plant, the other facility in the complex, rated 120.2 MW, has been fully operational since September 2005.

(b) Indirect subsidiaries

(i) Companhia Paranaense de Gás - COMPAGAS: a mixed (state/private) capital company in which COPEL Participações holds a 51% voting interest, whose main activity is the supply of piped natural gas, through a 459-km long distribution network throughout Paraná in the municipalities of Araucária, Curitiba, Campo Largo, Balsa Nova, Palmeira, Ponta Grossa, and São José dos Pinhais. At the end of 2007, Compagas supplied a total of 2,928 customers, comprising 95 industrial customers, 24 vehicular gas stations, 163 commercial customers, 2,642 households, 2 co-generation plants, and one company which uses natural gas as a raw material, and the Araucária Thermal Power Plant.

(ii) Centrais Elétricas do Rio Jordão S.A. - ELEJOR: a special purpose company in which COPEL Participações holds a 70% voting interest. It was constituted to implement and run the Fundão – Santa Clara Power Complex, on the Jordão River, within the Iguaçu River sub-basin, in the State of Paraná, comprising the Santa Clara and Fundão Power Plants. These facilities feature 240.3 MW of installed capacity, in addition to two small hydropower units embedded in the Santa Clara and Fundão dams, with 3.6 MW and 2.4 MW of installed capacity, respectively. The concession for the project was granted on October 23, 2001 for a 35-year term, renewable upon request by the holder and at ANEEL’s discretion.

(iii) COPEL Empreendimentos Ltda. - This is a private limited company whose main objective is the rendering of corporate planning, coordination and organization services to companies aimed at the production of electric energy, transportation and selling of activities for the management, implementation, operation and maintenance of power plants, and the participation in other companies as stockholder or quotaholder. On May 31, 2006, COPEL Participações acquired the company El Paso Empreendimentos e Participações Ltda., controlling quotaholder of UEG Araucária Ltda., with 60% of its capital, and changed its name to COPEL Empreendimentos Ltda;

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

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

(v) Centrais Eólicas do Paraná Ltda. – This is a private limited company which has been controlled by COPEL Geração e Transmissão since September 6, 2007, and which has been set up to build, assemble, and operate a 2.5 MW wind power plant, in the region of Palmas, in the State of Paraná (Note 12).

2 Basis of Presentation

(a) Presentation of the financial statements

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

These financial statements also incorporate changes introduced by the following accounting rules and regulations: (i) ANEEL Ordinance No. 2,409/2007, dated November 14, 2007; and (ii) ANEEL Ordinance No. 3,073/2006, dated December 28, 2006. Certain reclassifications were made to the financial statements as of December 31, 2006 and 2005, featured herein for purposes of comparison, in order to adjust them to the rulings above and to allow readers to properly compare them to the current statements. The main changes resulting from the application of these rulings are the following:

a) Reclassification of the revenue related to the use of the main distribution grid from “Electricity sales to final customers” to the group “Use of main transmission and distribution grid”.

b) Reclassification of regulatory charges, previously classified under operating expenses, as charges over sales, as a reduction of net operating revenues.

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

The consolidated financial statements prepared by the Company for statutory purposes, which include the stand-alone financial statements of the parent company, were filed with the CVM in March 2008. The financial statements presented herein do not include the parent company's stand-alone financial statements and are not intended to be used for statutory purposes.

Brazilian GAAP differs in significant respects from U.S. GAAP. A reconciliation of the net income and shareholders' equity from Brazilian GAAP to U.S. GAAP is provided herein (Note 35).

(b) Reclassifications

The financial statements at December 31, 2006 and 2005, presented for comparison purposes, present certain reclassifications to conform to the mentioned Resolutions and permit the comparison with the current year.

The main reclassifications made by the Company to the financial statements at December 31, 2006 are as follows:

From	To	Consolidated
		Value

Non-current assets	Non-current assets
Investments	Intangible	76,015
Non-current liabilities	Non-current liabilities
Non controlling shareholders’ interest	Loans and financing	65,116
Other operating expenses	Regulatory charges
Fuel Consumption Accounts (CCC)	Fuel Consumption Accounts (CCC) (i)	278,052
Energy Development Account (CDE)	Energy Development Account (CDE) (i)	165,676
Research and Development Programs	Research and Development Programs
(R&D) and Energy Efficiency Programs	(R&D) and Energy Efficiency Programs (EEP) (i)
(EEP)		52,265

The main reclassifications made by the Company to the financial statements at December 31, 2005 are as follows:

From	To	Consolidated
		Value

Other operating expenses	Regulatory charges
Fuel Consumption Accounts (CCC)	Fuel Consumption Accounts (CCC) (i)	199,615
Energy Development Account (CDE)	Energy Development Account (CDE) (i)	152,707
Research and Development Programs	Research and Development Programs
(R&D) and Energy Efficiency Programs	(R&D) and Energy Efficiency Programs (EEP) (i)
(EEP)		46,771

(i)
According to ANEEL ordinance 3,073/2006, expenses related to Fuel Consumption Accounts (CCC), Energy Development Account (CDE) and Research and Development Programs (R&D) and Energy Efficiency Programs (EEP) should be accounted for in the account 'Charges over sales'.

The subsidiaries follow the same accounting practices adopted by COPEL.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

3 Consolidated Financial Statements

The consolidated financial statements are presented in accordance with CVM Instruction 247/1996, subsequent and additional rules and include the accounts of the direct subsidiaries COPEL Geração e Transmissão S.A., COPEL Distribuição S.A., COPEL Telecomunicações S.A., COPEL Participações S.A., and indirect subsidiaries Companhia Paranaense de Gás – COMPAGAS, Centrais Elétricas do Rio Jordão S.A. – ELEJOR, COPEL Empreendimentos Ltda. (former El Paso Empreendimentos e Participações Ltda.), UEG Araucária Ltda and Centrais Eólicas do Paraná Ltda.

The consolidation of corporate interests includes, as from June 1, 2006, the financial statements of COPEL Empreendimentos Ltda. and UEG Araucária Ltda and, as from September 1, 2007, the financial statements of Centrais Eólicas do Paraná Ltda. The financial statements of COPEL Transmissão were part of the consolidation until November 30, 2007, as this company was merged into COPEL Geração and Copel Distribuição on November 30, 2007.

The Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the non controlling shareholders’ interest s are shown separately, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

4 Summary of Significant Accounting Policies

The Company's accounting policies comply with Brazilian GAAP which include the accounting principles specifically applicable to electric utility companies as required by ANEEL. Certain accounting policies under Brazilian GAAP do not conform with U.S. GAAP. See Note 35 for further discussions of the differences and the reconciliation of shareholders' equity and net income to U.S. GAAP.

(a)Regulated accounting policies

a(i)Allowance for doubtful accounts

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

a(ii) Property, plant and equipment

Recorded at their purchase or construction cost. Depreciation is calculated under the straight-line method, based on accounting balances recorded in the respective Record Units, pursuant to DNAEE Ordinance No. 815, dated November 30, 1994, supplemented by ANEEL Resolution No. 15, dated December 24, 1997.

Annual depreciation rates are set in the tables annexed to ANEEL Resolution No. 240, dated December 5, 2006, and featured in Note 13.

a(iii) Construction work in progress

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

The total amount of interest, financial charges and general administrative expenses capitalized on construction work in progress totaled R$11,173, R$12,759, and R$49,757 in 2007, 2006 and 2005, respectively.

a(iv) Special obligations

A liability is recorded for contributions received from the Federal Government and customers exclusively for investment in the electric energy distribution network. This liability is recorded as a reduction in the property, plant and equipment and upon conclusion of the operating concession granted to the Company will be offset against the concessionaire assets, including those purchased with these contributions received from the Federal Government and customers. See Note 35 a(v).2.

a(v) Materials and supplies (including those classified in property, plant and equipment)

Those classified in current assets are stated at average acquisition cost. Materials and supplies to be used in construction are included in property, plant and equipment at acquisition cost (materials are stated at average cost). These amounts do not exceed their replacement or realizable values.

a(vi) Intangible assets

Recorded at their acquisition or development cost. Amortization, when applicable, is calculated under the straight-line method, based on accounting balances recorded in the respective Record Units, pursuant to DNAEE Ordinance No. 815, dated November 30, 1994, supplemented by ANEEL

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Resolution No. 15, dated December 24, 1997. Annual amortization rates are set in the tables annexed to ANEEL Resolution No. 240, dated December 5, 2006.

a(vii)Unbilled revenues

Unbilled revenues correspond to revenues from sales of power to final customers which have been delivered but not yet billed and to revenues from the use of the distribution grid not yet billed, both of which are calculated based on estimates covering the period from the meter reading day to the last day of the month.

a(viii)Power purchase and sale transactions in the Electric Energy Trading Chamber (CCEE)

Power purchase and sale transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates prepared by COPEL’s senior management, when such information is not available in time.

a(ix)Recoverable rate deficit - CRC account

Until 1993, two important principles ruled the tariff setting process in Brazil:

(i)That electric utilities should be guaranteed an annual real rate of return on service-related assets included in the tariff base; and

(ii)That the tariffs charged to each class of customer for electric power should be uniform throughout Brazil, notwithstanding the high cost of distributing electricity to remote areas of the country.

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
All amounts expressed in thousands of Brazilian reais unless otherwise stated

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

Under an agreement dated August 4, 1994, the remaining balance of the CRC account was negotiated to be reimbursed by the Paraná State Government in 240 monthly installments updated based on the IGP-DI (General market price - internal availability) and interest of 6.65% per year. On October 1, 1997, the balance of R$506,692 was renegotiated extending the term to 330 equal monthly installments, which include interest and principal amortization. The last monthly installment would be due on March 30, 2025. The remaining clauses of the original contract, including interest rates, were maintained. Interest earned is recorded as financial income in the statement of operations. The Company renegotiated on January 21, 2005 with the Paraná State Government, through the fourth amendment, the CRC receivables outstanding at December 31, 2004. The balance of R$1,197,404 will be reimbursed in 244 monthly installments, the first installment being due on January 30, 2005. The installment overdue in February 2003 and the installments overdue from March 2003 to December 2004 were not paid and were restated by the IGP-DI rate plus interest of 1% per month. These overdue installments were included in the renegotiated amount. The renegotiated amount is updated based on the IGP-DI plus interest of 6.65% per year. The other original clauses were maintained.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends (see note 8)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

a(x) Regulation and deferred regulatory asset

Account for compensation of portion "A" variations - CVA

In accordance with Administrative Rule 25 of Brazilian Ministry of Finance and Ministry of Mines and Energy, of January 24, 2002, COPEL calculated the effects of the account for compensation of “Portion A" Variations (CVA), intended to record the changes in costs in the period between annual tariff adjustments, beginning in 2001, and related to the items described in the electric distribution concession contracts.

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

In June 2005, ANEEL granted an average tariff increase of 7.8% to COPEL Distribuição. This increase consisted of 1.25% decrease in retail tariffs and a 9.05% increase to recover the Portion A Cost items.

Under ANEEL Resolution No. 345/2006, COPEL Distribuição was granted an average increase of 5.12% on its rates for sales to final customers, effective June 24, 2006. Out of this total, 4.91% correspond to the rate review index, and 0.21% to financial adjustments outside the range of the rate review. CVA is part of the latter group, amounting to R$21,978 or 0.58% of the granted increase, and is made up of three installments: CVA for the rate year 2005-2006, a liability of R$7,557; CVA balance liability from the previous year to be offset, in the amount of R$4,317; and deferred CVA asset balance from previous years, in the amount of R$33,852.

a(xi) Energy Efficiency Programs (EEPs), Research and Development (R&D), National Scientific and Technological Development Fund (FNDCT), and Energy Research Company (EPE)

These are research and development and energy efficiency programs required by ANEEL to which energy concessionaires are compelled to allocate 1% of their net operating revenues.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

The funds are applied to projects approved by ANEEL and to contributions to FNDCT and to the Ministry of Mines and Energy (MME).

a(xii)Deferral of distribution costs

The rate setting mechanism in Brazil guarantees the recovery of costs incurred by COPEL Distribuição in connection with the purchase of power and with regulatory charges through rate increases. Following ANEEL instructions, COPEL Distribuição records variations of these costs as deferred regulatory assets and liabilities, when there is a likely expectation that future revenues, equivalent to the incurred costs, will be billed and collected, as a direct result of the inclusion of such costs in an adjusted rate set according to the parametric formula established in the company’s concession agreement. Deferred regulatory assets and liabilities are realized upon authorization by the granting authority for their inclusion in COPEL Distribution’s rate basis, which is adjusted annually on the anniversary date of its concession agreement.

(b)General accounting policies

b(i)Cash and cash equivalents

Cash and cash equivalents are stated at cost plus accrued interest. Cash equivalents consist principally of time deposits and certificates of deposits (short term, highly liquid, readily convertible and near maturity) denominated in Brazilian reais.

b(ii)Accounts receivable

This item comprises billed power sales to final customers and to distributors, estimated power supplied but unbilled as of the date of the financial statements, and supply of natural gas, accounted for on the accrual basis.

b(iii)Materials and supplies (including those under property, plant and equipment)

Materials and supplies in inventory, classified under current assets, have been recorded at their average purchase cost, and those assigned for replacement of fixed asset, classified under property, plant and equipment, have been recorded at their actual purchase cost (goods in bulk, such as poles and cables, are recorded according to average cost). Recorded amounts do not exceed their replacement costs or realization figures.

b(iv)Investments

Permanent interests in subsidiaries and investees have been recorded under the equity method. Other investments have been recorded at their purchase cost, net of provision for losses, when applicable.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

b(v) Deferred charges

Deferred charges comprise pre-operational, financial, and feasibility study costs, less amortization, which is calculated under the straight-line method at rates that take into account the estimated useful lives of the respective assets.

b(vi) Loans, financing and debentures

Loans, financing and debentures are restated according to monetary and exchange rate variations up to the date of the financial statements, including interest and other contractual charges.

b(vii) Income taxes

Income and social contribution taxes are calculated based on the rates in effect at the balance sheet date. The Company recognized the effects of income and social contribution tax credits on tax loss carryforwards and temporary differences, supported by projections of future generation of taxable income, in a period not to exceed ten years.

b(viii) Pension plans and other payroll accruals

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

b(ix) Provision for contingencies

These are recorded until the date of the financial statements based on likely estimates of losses, in light of the nature of each contingency. The bases and the nature of each provision are described in note 21.

b(x) Revenues, costs and expenses

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Taxes and charges on revenue are presented on a gross basis and consist of: (i) value-added tax (“ICMS”), which is a state tax due on the sales to final customers, and is billed to the consumers and recorded as part of gross revenue; (ii) COFINS revenue tax; (iii) PIS-PASEP social contribution tax on revenues; (iv) Regulatory charges; and (v) Other charges and deductions on sales. It is the Company’s policy to deduct these taxes from gross revenues.

b(xi) Other revenues and expenses

Other revenues and expenses are also recognized on the accrual basis.

b(xii) Assets and liabilities denominated in foreign currencies or subject to indexation

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

b(xiii) Net income per share

These amounts are calculated based on the number of shares outstanding at the balance sheet date.

b(xiv) Use of estimates

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

b(xv) Derivative financial instruments

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

The Company does not have any derivative instruments as of December 31, 2007 and 2006.

b(xvi) Regulated industry

Regulatory assets have been recorded for future recovery through tariff increases, to the extent that recovery is considered to be reasonably assured.

5 Cash and Cash Equivalents

		December 31

	Interest rates	2007	2006

Cash and banks		194,208	67,299
Cash equivalents	Average of 100% of CDI (*)	1,346,663	1,436,705

		1,540,871	1,504,004

The annual CDI rate was 11.77% as of December 31, 2007 (14.97% as of December 31, 2006)

(*) CDI - Certificado de Depósito Interbancário, an interbank variable interest rate.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

6 Accounts Receivable, Net

	December 31

	2007	2006

Customers
Residential	157,698	154,840
Industrial	170,828	150,038
Commercial	93,099	88,466
Rural	18,271	17,232
Public entities	27,161	50,658
Public lighting	12,174	13,031
Public services	12,568	11,976
Unbilled	143,921	156,649
Installment receivables - current portion	96,772	69,509
Installment receivables - non-current	118,032	79,456
Low income customers rate (a)	99,417	30,434
Other current assets	60,433	113,663
Other non-current assets	1,834	1,592

	1,012,208	937,544

Distributors
Short-term sale	126	138
Electricity sales to distributors - CCEE (Note 21(b))	7,158	29,521
Generating companies - current reimbursement (b)	1,492	10,854
Generating companies - non-current reimbursement (b)	12,004	27,109
Initial supply contracts	6,522	4,591
Energy auction	86,914	76,765
Bilateral agreements	49,186	52,146

	163,402	201,124

Transmission system	53,209	34,756
Telecommunications and other services	8,750	13,399
Telecommunications and other services – non-current	7,251	-
Services in progress	51,343	20,038
Allowance for doubtful accounts (c)	(71,592)	(111,726)
Allowance for doubtful accounts – non-current (c)	(11,469)

Accounts receivable, net	1,213,102	1,095,135

Current assets - accounts receivable, net	1,078,195	986,978

Non-current assets - accounts receivable	134,907	108,157

(a) Low income customers rate

The Federal Government, by means of Law No. 10,438, dated April 26, 2002, established an exemption from the charge for generation capacity costs to low income residential customers. This rate benefit had a significant impact on the Company's operating revenues.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

In September 2002, the Company started applying the low income rate to electricity bills based on the new criteria for eligibility as low income customers.

On December 17, 2002, Law No. 10,604 modified the means of compensation to utilities, authorizing the granting of an economic subsidy, in order to contribute to the low price of the low income rate. This subsidy is funded by the dividend surplus owed by Centrais Elétricas Brasileiras S.A. -Eletrobrás to the Federal Government, in connection with the sale of power by Federal Government-owned generation companies at power auctions, and by Global Reversal Reserve (RGR) funds.

ANEEL, through different resolutions, set forth a new methodology for the calculation of the economic subsidy to which utilities are entitled, in order to offset the effects of the rate policy applicable to low income customers. As of December 2007, the low income rate was applied to 710,898 customers, who account for 26.2% of the total of 2,713,452 residential customers supplied by COPEL.

Due to discrepancies between the amounts recorded by COPEL and those gathered by ANEEL inspection, COPEL recalculated these amounts, resulting in a balance of approximately R$89,000. Out of this total, approximately R$35,000 have already been approved by ANEEL, and the remaining R$54,000 shall be approved by April 2008.

The Company, on account of the recalculation above, recorded an allowance of R$10,412 in connection with the accounts receivable related to low income customers, in the amount of R$99,417.

(b) Generators' reimbursement right – free energy

Power generator reimbursements rights refer to free energy amounts sold within MAE Spot Market during the emergency power consumption program, from June 1, 2001 to February 28, 2002, and which were not covered by initial contracts or similar agreements and by bilateral contracts. The approval of the amounts of power to be sold was formalized under ANEEL Resolution No. 483, dated August 29, 2002.

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

ANEEL, through Letter No. 2,396/2006-SFF/ANEEL, dated December 28, 2006, ordered generation utilities to set up a provision for potential losses, supported by in-house studies. In 2006, the balance of allowance for doubtful accounts was increased by R$11,469, referring to amounts with a low chance of recovery from distribution utilities.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Pursuant to ANEEL/SFF Letter No. 2218/2005, power generator reimbursement balances are as follows:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

	December 31

	2007	2006

Distribution companies
Companhia Energética de Minas Gerais – Cemig	4,981	6,571
Eletropaulo Metropolitana Eletricidade de São Paulo – Eletropaulo	-	4,595
LIGHT – Serviços de Eletricidade S.A.	3,244	4,735
Centrais Elétricas do Norte do Brasil S.A. – Eletronorte	-	4,639
Companhia Paulista de Força e Luz – CPFL	-	3,223
Companhia de Eletricidade do Estado da Bahia – Coelba	1,151	1,885
Empresa Bandeirante de Energia S.A. – EBE	-	1,616
Companhia de Eletricidade do Rio de Janeiro – Cerj	1,014	1,669
Companhia Energética de Pernambuco – Celpe	677	1,281
Espírito Santo Centrais Elétricas S.A. – Escelsa	-	1,292
Companhia Energética do Ceará – Coelce	865	1,203
Companhia Piratininga de Força e Luz	-	1,033
Elektro Eletricidade e Serviços – Elektro	-	344
Companhia Energética de Brasília – CEB	-	695
Companhia Energética do Rio Grande do Norte – Cosem	607	731
Centrias Elétricas do Pará S.A. – Celpa	-	415
Companhia Hidro Elétrica do São Francisco – Chesf	-	94
Other	957	1,942

	13,496	37,963

Current	1,492	10,854
Non-current	12,004	27,109

(c) Allowance for doubtful accounts

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

	December 31

	2006	Additions (*)	Write-offs	2007

Residential	15,083	12,660	(11,475)	16,268
Industrial	39,720	8,945	(6,724)	41,941
Commercial	6,600	7,658	(5,804)	8,454
Public entities	37,722	(35,997)		1,725
Other	12,601	2,619	(547)	14,673

	111,726	(4,115)	(24,550)	83,061

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

				December 31

	2005	Additions (*)	Write-offs	2006

Residential	15,254	13,946	(14,117)	15,083
Industrial	11,905	30,598	(2,783)	39,720
Commercial	28,284	(17,151)	(4,533)	6,600
Public entities	22,214	19,355	(3,847)	37,722
Other	1,416	11,713	(528)	12,601

	79,073	58,461	(25,808)	111,726

				December 31

	2004	Additions (*)	Write-offs	2005

Residential	32,061	52	(16,859)	15,254
Industrial	10,526	6,650	(5,271)	11,905
Commercial	26,298	8,483	(6,497)	28,284
Public entities	15,581	6,633	-	22,214
Other	861	1,107	(552)	1,416

	85,327	22,925	(29,179)	79,073

(*) Net of reversals and recoveries.

7 Dividends Receivable

		December 31

	2007	2006

Dominó Holdings S.A.	2,159	1,975
Foz do Chopim Energética Ltda.	608	-
Eletrosul	-	44

	2,767	2,019

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

8 Recoverable Rate Deficit (CRC)

The Paraná State Government has paid the renegotiated installments as determined by the fourth amendment to the CRC Account Agreement. Amortizations are secured by dividends payable by the Company to the Paraná State Government.

Maturity of the CRC is as follows:

December 31,
2007

2008	40,509
2009	43,203
2010	46,077
2011	49,141
2012	52,409
Thereafter	1,019,023

Total	1,250,362

Current	40,509
Non-current	1,209,853

9 Deferred Regulatory Assets and Liabilities a) CVA

	December 31

	2007	2006	2007	2006

Assets		Current assets	Non-current assets

Recoverable CVA - tariff adjustment 2006
Electricity purchased for resale (Itaipu)	-	18,162	-	-
Transmission of electricity purchased from Itaipu	-	2,195	-	-
Use of transmission installations - basic network	-	10,699	-	-
Regulatory charges (CDE)	-	11,549	-	-
Charges on use of system services - ESS	-	3,741	-	-
Regulatory charges (CCC)	-	17,481	-	-
Program of Incentives for Alternative Energy Sources -	-		-	-
Proinfa		5,886
Electricity purchased for resale (CVA Energy)	-	8,061	-	-

	-	77,774	-	-

Recoverable CVA - tariff adjustment 2007
Electricity purchased for resale (Itaipu)	22,289	5,133		5,133
Regulatory charges (CDE)	6,125	2,199		2,199
Charges on use of system services - ESS	7,082	3,350		3,350

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

	December 31

	2007	2006	2007	2006

Assets		Current assets	Non-current assets

Regulatory charges (CCC)	1,869	-	-	-
Transmission of electricity purchased from Itaipu	211	-	-	-
Program of Incentives for Alternative Energy Sources -			-
Proinfa	4,560	1,592		1,591

	42,136	12,274	-	12,273

Recoverable CVA - tariff adjustment 2008
Regulatory charges (CCC)	5,659	-	5,659	-
Use of transmission installations - basic network	4,074	-	4,074	-
Electricity purchased for resale (Itaipu)	12,309	-	12,309	-
Regulatory charges (CDE)	1,922	-	1,922	-
Charges on use of system services (ESS)	372	-	372	-
Electricity purchased for resale (Itaipu)	37	-	37	-
Program of Incentives for Alternative Energy Sources -		-		-
Proinfa	1,105		1,105

	25,478	-	25,478	-

Total	67,614	90,048	25,478	12,273

	December 31

	2007	2006	2007	2006

Liabilities	Current liabilities		Non-current liabilities

Recoverable CVA - tariff adjustment 2006
Electricity purchased for resale (CVA Energy)	-	58,445	-	-

	-	58,445	-	-

Recoverable CVA - tariff adjustment 2007
Electricity purchased for resale (CVA Energy)	54,155	37,877	-	37,877
Use of transmission installations - basic network	31,803	4,577	-	4,577
Regulatory charges (CCC)	34,146	9,197	-	9,197
Transmission of electricity purchased from Itaipu	1,002	402	-	402

	121,106	52,053	-	52,053

Recoverable CVA - tariff adjustment 2008
Electricity purchased for resale (CVA Energy)	16,511	-	16,511	-
Use of transmission installations - basic network	1,186	-	1,186	-
Charges on use of system services (ESS)	3,722	-	3,722	-
Regulatory charges (CCC)	855	-	855	-
Transmission of electricity purchased from Itaipu	56	-	56	-

	22,330	-	22,330	-

Total	143,436	110,498	22,330	52,053

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

The changes in the deferred regulatory balances, monetarily indexed by SELIC rates, are presented as follows:

				Monetary
	2006	Additions	Amortization	indexation	Transfer	2007

Assets
Electricity purchased for resale (Itaipu)	28,428	55,854	(42,541)	5,166	-	46,907
Transmission of electricity purchased from Itaipu	2,195	497	(2,557)	150	-	285
Use of transmission installations - basic network	10,699	8,096	(11,009)	362	-	8,148
Regulatory charges (CDE)	15,947	11,150	(18,607)	1,479	-	9,969
Charges on use of system services - ESS	10,441	7,611	(11,309)	1,083	-	7,826
Regulatory charges (CCC)	17,481	15,166	(20,678)	1,218	-	13,187
Program of Incentives for Aternative Energy
Sources - Proinfa	9,069	7,860	(11,143)	984		6,770
Regulatory charges (CCC)	8,061	-	(8,061)	-	-	-

	102,321	106,234	(125,905)	10,442	-	93,092

Current	90,048	62,950	(125,905)	8,653	31,868	67,614
Non-current	12,273	43,284	-	1,789	(31,868)	25,478

Liabilities
Electricity purchased for resale	134,199	61,325	(118,608)	10,261	-	87,177
Charges on use of system services - ESS	-	7,193	-	251	-	7,444
Regulatory charges (CCC)	18,394	49,310	(36,119)	4,271	-	35,856
Use of transmission installations - basic network	9,154	50,413	(32,580)	7,188	-	34,175
Transmission of electricity purchased from Itaipu	804	1,251	(1,059)	118	-	1,114

	162,551	169,492	(188,366)	22,089	-	165,766

Current	110,498	119,422	(188,366)	19,868	82,014	143,436
Non-current	52,053	50,070	-	2,221	(82,014)	22,330

The deferred regulatory assets will be recovered up to June, 2009. The realization of deferred regulatory assets is broken down below.

Amount to be
recovered

2008	67,614
2009	25,478

93,092

b) Regulatory Asset - PIS and Cofins

Brazilian Federal Laws No. 10,637 and No. 10,833 changed the calculation basis and increased the rates of PIS and Cofins. As a result, PIS expenses increased as from December 2002 and Cofins expenses as from February 2004.

ANEEL Circular Letter 302/2005 and additional resolutions, recognized the Company’s right to be reimbursed by the additional PIS and Cofins charges, requiring recognition of a regulatory asset or liability, depending on whether they increased or reduced costs, respectively. Based on ANEEL regulations, the Company recorded an asset of R$82,094 with a contra entry reducing PIS and Cofins expenses. As of December 31, 2007, the balance has been fully realized.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Pursuant to the ANEEL authorization as of June 2005, COPEL began to include PIS/PASEP and COFINS taxes in the amounts billed to customers.

c) Review adjustment share - transmission utilities' rate review

The concession agreements signed by the transmission utilities contain a clause which sets the date of July 1, 2005 as the date of the first periodic review of annual allowed revenues. The rate review was concluded and its results were approved on July 1, 2007, applicable retroactively to July 1, 2005. Thus, it became necessary to calculate the retroactive discrepancy for the period from 2005 to 2007, which has been treated as a “review adjustment share”. This balance, which has been accrued by transmission utilities, is being offset over 24 months, starting July 2007.

As of December 31, 2007, COPEL Geração e Transmissão had a balance to be offset in the amount of R$36,391.

ANEEL has calculated the discrepancy corresponding to the “connection point review adjustments” for all distribution utilities, resulting in a balance of R$22,915 to be paid by COPEL Distribuição to COPEL Transmissão As regards the “basic network review adjustments", the application of COPEL Distribuição's participation percentage to the total adjustment share resulted in the amount of R$29,020 to be collected from the remaining transmission utilities which underwent the rate review process. These amounts, which shall be financially settled with the transmission utilities, will be taken into account in COPEL Distribuição’s next rate review. COPEL expects that the amounts classified as long-term on the date of its balance sheet will be recovered in up to two years from that date. Consolidated balances as of December 31, 2007 are shown below:

	Assets			Liabilities

	Current	Non-	Total	Current	Non-	Total
		current			current

COPEL Distribuição S.A.

Connection review adjustment	465	154	619	-	-	-
Basic Network review adjustment	16,721	5,575	22,296	21,765	7,255	29,020

	17,186	5,729	22,915	21,765	7,255	29,020
COPEL Geração e Transmissão S.A.
Basic Network review adjustment	-	-	-	24,711	11,680	36,391

	17,186	5,729	22,915	46,476	18,935	65,411

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

10 Recoverable Taxes

		December 31

	2007	2006

Income and social contribution taxes recoverable	21,344	121,261
Value Added Tax (ICMS) recoverable	77,686	51,448
Other	1,549	1,104

	100,579	173,813

Recoverable taxes - current assets	38,744	128,939
Recoverable taxes - non-current assets	61,835	44,874

Amounts recorded as income and social contribution taxes recoverable refer mostly to amounts withheld and prepaid according to estimates during the period.

11 Deferred Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The Brazilian statutory rate is 34.0%, comprised of income tax (25.0%) and social contribution tax (9.0%) .

The major components of the deferred tax accounts are as follows:

		December 31

	2007	2006

Current assets
Net operating loss carryforwards	7,778	8,269
Temporary differences	109,077	97,876

	116,855	106,145

Non-current assets
Temporary differences
Pension and health-care plans - CVM Resolution 371	138,990	153,682
Provisions for contingencies and other	241,278	166,203
Net operating loss carryforwards	20,324	17,769

	400,592	337,654

Total deferred income tax asset	517,447	443,799

Current liabilities
CVA deferral	(19,654)	(27,281)
Other	(5,010)	(6,390)

	(24,664)	(33,671)

Long-term liabilities
CVA deferral	(7,543)	(3,053)
Other	(11,774)	(9,462)

	(19,317)	(12,515)

Total deferred income tax liability	(43,981)	(46,186)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

		December 31

	2007	2006

Total deferred income tax, net	473,466	397,613

In compliance with CVM Ruling No. 371, dated June 27, 2002, the Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance and Investor Relations Office on future profitability projections, which indicate the realization of deferred taxes. According to the estimates of future taxable income, the realization of deferred taxes is broken down below.

	Estimated	Actual realized	Estimated
	realizable amount	amount	realizable amount

2007	27,078	69,382
2008	-	-	92,191
2009	-	-	55,219
2010	-	-	33,749
2011	-	-	14,363
2012	-	-	14,772
After 2012	-	-	263,172

	27,078	69,382	473,466

Pursuant to income tax legislation, tax loss carryforwards are available for offset up to the limit of 30% of annual taxable income, without expiration period.

Reconciliation of income taxes

The reconciliation of the income taxes, calculated at the current rates, with the amounts shown in the statements of operations, is as follows:

	Year ended December 31

	2007	2006	2005

Income before income taxes and non controlling shareholders’
interest	1,598,015	1,814,246	717,001
Statutory income taxes rates - %	34	34	34

Income taxes expenses computed based on statutory rates	(543,325)	(616,844)	(243,780)
Income tax effects on
Benefit from interest on equity	68,000	41,820	41,818
Equity in results of investees	(595)	(10,075)	4,590
Non-deductible pension expenses	-	(2,066)	(4,274)
Changes in Brazilian accounting practices	-	9,937	-
Valuation allowance for recoverable taxes - COFINS	-	6,922	-
Dividends	3,088	1,140	121
Tax incentives	7,932	7,407	2,259

Other	4,585	4,081	1,066

Tax expense per statement of operations	(460,315)	(557,678)	(198,200)

Current income tax	(536,168)	(499,727)	(248,228)
Deferred income tax	75,853	(57,951)	50,028

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

12 Investments

	December 31

					2007	2006

	Investee's	Investees'	Total	Equity in	Total	Total
	shareholders’	net income	ownership	results of	investment	investment
	equity	(loss )	- %	investees	balances	balances
				;

Investments accounted for under the equity method
Sercomtel S.A. - Telecomunicações	182,562	8,773	45.00	(1,310)	82,153	83,463
Sercomtel Celular S.A.	19,464	(2,879)	45.00	(3,610)	8,759	12,369
Dominó Holdings S.A. (a)	601,035	55,221	15.00	(1,367)	90,155	91,522
Interest on equity received				2,175
Escoelectric Ltda.	(3,374)	214	40.00	(3,304)	(1,390)
Advance for future capital increase					1,025	2,500
COPEL Amec S/C Ltda.	293	44	48.00	23	140	468
Dona Francisca Energética S.A.	25,754	16,970	23.03	3,908	5,931	2,023
Carbocampel S.A.	(115)	(589)	49.00	(288)	(56)	232
Advance for future capital increase					1,059	198
Braspower International Engineering S/C Ltda.	(407)	1	49.00
Advance for future capital increase					176	176
Centrais Eólicas do Paraná Ltda.		407	30.00	122		1,050
Foz do Chopim Energética Ltda. (b)	45,718	23,602	35.77	707	16,353	16,362
Dividends received				8,370
Goodwill on investments, net of amortization
Sercomtel S.A. - Telecomunicações (c)				-	1,568	5,796
Amortization for the year				(4,228)
Sercomtel Celular S.A. (c)				-	223	803
Amortization for the year				(580)	-	-
Goodwill on acquisition of Centrais Elétricas Rio
Jordão S.A. - ELEJOR - Amortization for the year				(754)	-	-
Goodwill on acquisition of COPEL
Empreendimentos Ltda
Amortization for the year				(2,346)	-	-

				(2,482)	206,096	216,962

Other investments
Tax incentives (d)
FINAM				--	52,783	40,370
FINOR				-	9,870	9,870
Reserve for tax incentive losses				-	(26,801)	(47,900)
Assets for future use				-	4,588	6,825
Consórcio Energético Cruzeiro do Sul (e)				-	6,450
Other				4,083	3,823	3,826

				4.083	50,713	12,991

				1,601	256,809	229,953

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

(a) Dominó Holding S.A.

Dominó Holding S.A. is a company which owns 34.75% of the share capital of Companhia de Saneamento do Paraná – SANEPAR, a mixed (state/private) capital company whose business comprises basic sanitation services, including water supply and sewage collection and treatment.

(b) Foz do Chopim Energética Ltda.

The Foz do Chopim hydroelectric plant is located on the Chopim River in the State of Paraná and was built on the already existing structure of the Julio de Mesquita plant, which is no longer active. COPEL Participações S.A. owns 35.77% of the total issued and outstanding share capital of the Foz do Chopim hydroelectric plant and the remaining 64.23% is owned by DM Planejamento Administração e Participações Ltda. The plant has an installed capacity of 29.07 MW. The investment necessary to construct the plant was R$51.4 million, of which R$28.5 million was funded by COPEL Participações S.A The first generating unit started operating on October 25, 2001, and the second generating unit started operating on December 8, 2001.

(c) Sercomtel S.A. - Telecomunicações and Sercomtel Celular S.A.

On May 15, 1998, COPEL acquired 45% of Sercomtel S.A. - Telecomunicações total shares and 45% of Sercomtel Celular S.A. total shares, both public telecommunication companies for the municipalities of Londrina and Tamarana, in the State of Paraná. The total amount paid for both companies was R$186,000, resulting in a total goodwill of R$48,103. Goodwill paid on the investments in Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A. was based on the expected future return to be generated by these investments and the amortization is over ten years, at the annual rate of 10 percent, resulting from the evaluation of the return on the investments based on discounted cash flows, in the annual amount of R$4,808.

(d) Tax incentives

Tax incentives are investments approved by the Federal Government in underdeveloped regions of Brazil or in specific projects, which are available to companies without additional cost upon the payment of taxes.

(e) Consórcio Energético Cruzeiro do Sul (operational and technical information unaudited)

On November 28, 2006, at the Auction of Power from New Projects, Consórcio Energético Cruzeiro do Sul, an independent power producer owned by COPEL Geração e Transmissão (with a 51% interest)and by Eletrosul Centrais Elétricas S.A. (49%), won the rights to the 35-year concession of the Mauá Hydroelectric Power Plant.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main power plant rated 350 MW and an additional small hydropower unit rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately 892,400 people. The facility will take advantage of the hydroelectric potential in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

The deadline for the commercial operation of the facility’s first generating unit is January 1, 2011. Total estimated expenditures amount to R$991,283, as of October 2006, of which 51% (R$505,554) will be invested by COPEL Geração e Transmissão, while the remaining 49% (R$485,729) will be invested by Eletrosul Centrais Elétricas S.A.

The power from the Mauá Power Plant was sold at an ANEEL auction at the rate of R$112.96/MWh, restated according to the IPCA inflation index starting on November 1, 2006. The company sold 192 average MW, for supply starting in January 2011. The assured power of the project, established in its concession agreement, is 197.7 average MW, after full motorization, and the maximum reference rate set in the auction notice was R$116.00/MWh.

Work began in May 2007 with the procurement of the basic project and the beginning of the executive project for the facility and its associated transmission system, the preparation of technical specifications, calculation records, designs, and other documents regarding the different structures within the facility, additional geological surveys, and topography services. The project has been concluded and submitted to ANEEL review. The project’s Environmental Impact Study and Environmental Impact Report have been disclosed at a public hearing and approved by the licensing authority, resulting in the issue of Preliminary License No. 9,589 by the Environmental Institute of Paraná (IAP) – an agency which reports to the State Environment and Water Resources Department, provided that around 70 environmental requirements covering the physical, biological, and socioeconomic aspects of the project are met prior to the issue of the Construction License.

In November 2007, the National Monetary Council (CMN) authorized an exception to Central Bank Resolution No. 2827/01, which limited credit to state-owned companies, in order to allow COPEL to obtain financing from the National Economic and Social Development Bank (BNDES), in the amount of R$340,000, for the Company’s share of construction expenditures in connection with the Mauá Hydroelectric Power Plant.

Expenditures in this project are recorded as investments, proportionally to COPEL’s share in the consortium, pursuant to the Accounting Manual for Electric Energy Utilities.

(f) Centrais Eólicas do Paraná

The Company, through COPEL Participações, held a 30% interest in Centrais Eólicas do Paraná (CEOPAR). On September 6, 2007, COPEL acquired the remaining 70% interest held by Wobben Windpower Indústria e Comércio Ltda., thus becoming the holder of 100% of the share capital of CEOPAR. This transaction resulted in negative goodwill of R$592, which was reclassified upon consolidation to negative goodwill.

13 Property, Plant and Equipment

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

December 31

2007	2006

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

In service
Generation and
Transmission	5,171,655	(1,937,690)	3,233,965	5,084,453	(1,839,827)	3,244,626
Distribution	4,462,250	(2,116,451)	2,345,799	4,101,492	(1,926,830)	2,174,662
Telecommunications	326,892	(179,894)	146,998	304,534	(154,505)	150,029
Holdings	341	(237)	104	342	(222)	120
Elejor	605,458	(30,333)	575,125	604,961	(14,023)	590,938
Compagas	144,355	(33,636)	110,719	139,853	(26,820)	113,033
UEG Araucaria	634,233	(76,315)	557,918	633,335	(44,856)	588,479
Centrais Eólicas	4,129	(2,215)	1,914	-	-	-

	11,349,313	(4,376,771)	6,972,542	10,868,970	(4,007,083)	6,861,887

Construction work in
progress	717,029	-	717,029	658,411	-	658,411

	12,066,342	(4,376,771)	7,689,571	11,527,381	(4,007,083)	7,520,298

Special obligations
Generation and
Transmission	(4,925)	-	(4,925)	(3,787)	-	(3,787)
Distribution	(852,267)	-	(852,267)	(804,825)	-	(804,825)

	(857,192)	-	(857,192)	(808,612)	-	(808,612)

Property, plant and
equipment, net	11,209,150	(4,376,771)	6,832,379	10,718,769	(4,007,083)	6,711,686

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

The principal annual depreciation rates are as follows:

Percentage

Generation
Equipment	10.0
Generator	3.3
Reservoirs, dams and water mains	2.0
Hydraulic turbine	2.5
Steam and gas turbines	5.0
Water treatment and cooling	5.0
Gas conditioner	5.0
Transmission
System structure and conductor (voltage lower than 69kV)	5.0
System structure and conductor (voltage higher than 69kV) and power transformer	2.5
Equipment	10.0
Re-ignition	4.3
Distribution
System structure and conductor (voltage lower than 69kV) and distribution
transformer	5.0
System structure and conductor (voltage higher than 69kV)	2.5
Capacitors and distribution switches (voltage lower than 69kV)	6.7
Capacitors and distribution switches (voltage higher than 69kV)	5.0
General equipments	10.0
Telecommunications
Energy and transmission equipment	10.0
Overhead and underground cables, wiring and private switching center	10.0
Holdings
Equipment	10.0
Furniture	10.0
Buildings	4.0
Vehicles	20.0
Gas
Gas pipeline	3.3
Gas pipeline operation equipment	10.0

ANEEL Regulatory Resolution No. 240, dated December 5, 2006, requires that power utilities calculate and account for new periodic depreciation quotas as of January 1, 2007. The adoption of the new quotas has no material effects for the year ended December 31, 2007, and will have material effects in future periods which should require additional disclosures.

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

(b) Assets related to the concessions

In accordance with articles 63 and 64 of Decree 41,019 of February 26, 1957, assets and installations used in the generation, transmission and distribution of electric energy are linked to these services and cannot be retired, sold or pledged in guarantee without the prior written approval of ANEEL. ANEEL Resolution No. 20/99 determined that the proceeds from the sale of assets which are no longer useful to the concessions should be deposited in a restricted bank account to be invested in the concession.

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

In accordance with ANEEL Resolution No.234, October 31, 2006, which establishes the principles for holding the second cycle of the periodic tariff review, in June 2008 for COPEL Distribuição, the special obligations will be amortized, based on this review, using the depreciation rates applied for depreciation of the Property, plant and equipment. See Note 35 a(ii).2.

(d) Electric Energy Universalization Plans

Under Resolution No. 223, dated April 29, 2003, later amended by Resolution No. 52, dated March 25, 2004, and Resolution No. 175, dated November 28, 2005, ANEEL set forth the overall conditions for the development of Electric Energy Universalization Plans aimed at supplying new customers or increasing the capacity of supply to existing customers. This Resolution regulates the provisions of Articles 14 and 15 of Law No. 10,438, dated April 26, 2002, and sets out the duties of the holders of electric energy distribution concessions and permits. These articles were later amended by Law No. 10.762, dated November 11, 2003, and by Law No. 10,848, dated March 15, 2004. The changes include a reorganization of the priority of service to municipalities, emphasizing municipalities with a lower rate of electrification and limiting service to new customers connected at low voltage (lower than 2.3 kV), with loads of up to 50 kW.

The “Luz para Todos” (“Light for Everyone”) program, launched by the Federal Government under Decree No. 4,783, dated November 11, 2003, is aimed at providing electric energy to 100% of Brazil by 2008, at no extra charge to consumers.

This program is coordinated by the Ministry of Mines and Energy and carried out with the participation of Centrais Elétricas Brasileiras S.A. – Eletrobrás. In Paraná, the Ministry is represented by Eletrosul, and the participants are the State Government and COPEL.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

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

In order to implement the remaining 30,000 (unaudited) connections, the estimated investments for the program were broken down as follows:

Source	Share - %	2007

Federal Government – CDE subsidy	30.00	44,820
Paraná State Government	10.00	14,940
RGR Financing	40.00	59,760
Contractor - COPEL	20.00	29,880

	100.00	149,400

Another 7,150 (unaudited) connections were provided free of charge under the universalization program, for a total of 37,150 (unaudited) rural households supplied.

Due to the appearance of new households without power supply, COPEL is in the process of signing another agreement with Eletrobrás for another 30,000 (unaudited) connections, a figure which may vary due to the wide publicity about the deadline for enrollment in the program, on March 31, 2008.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

14 Intangible Assets

	December 31

	2007					2006

	Rights of
	use	Accumulated	Land rights
	of software	amortization	of way	Other	Net	Net

In service
COPEL Geração e
Transmissão	8,751	(8,064)	9,027	27	9,741	9,000
COPEL Distribuição	29,958	(23,425)	17,606	113	24,252	20,895
COPEL			-
Telecomunicações	4,094	(2,396)		-	1,698	1,748
COPEL Participações	-	-	-	1	1	1
Compagas	636	(389)		20	267	260
Elejor	-	-	101	-	101	101
UEG Araucária	70	(63)	-	-	7	9

	43,509	(34,337)	26,734	161	36,067	32,014

Work in progress
COPEL Geração e
Transmissão	425	-	449	-	874	869
COPEL Distribuição	705	-	1,997	-	2,702	7,873
Elejor	-	-	27	-	27	27

Other
Goodwill - Elejor (a)	-	-	-	21,306	21,306	22,060
Goodwill - COPEL			-
Empreendimentos (b)	-	-		51,609	51,609	53,955

	1,130	-	2,473	72,915	76,518	84,784

	44,639	(34,337)	29,207	73,076	112,585	116,798

Intangible assets, with the exception of goodwill balances, relate basically to rights of use of software and land rights of way, which are amortized at the annual amortization rate 20%.

The fully amortized amount of intangible assets in service as of December 31, 2007 and 2006 was R$23,674 and R$22,519, respectively.

(a) Goodwill - ELEJOR

On December 18, 2003, the Company entered into an agreement with Triunfo Participações e Investimentos S.A. to acquire 30% of the common shares of ELEJOR. This transaction was approved by ANEEL on July 27, 2004 and by the Administrative Council for Economic Defense (Conselho

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Administrativo de Defesa Econômica - CADE), the anti-trust regulator. Accordingly, the Company holds 70% of the shareholding control of ELEJOR as of December 31, 2007 and 35% of the total shares of ELEJOR.

The acquisition of the shares held by Triunfo Participações e Investimentos S.A., in December 2003, resulted in total goodwill of R$22,626. The amortization of goodwill was economically determined by the remaining time of the 30-year concession, which expires in October 2036, and it is amortized according to the straight-line method. The total amount of amortization expensed in 2007 was R$754 (R$565 in 2006).

(b) Goodwill - COPEL Empreendimentos Ltda.

The acquisition on May 31, 2006 of COPEL Empreendimentos Ltda., which was previously known as El Paso Empreendimentos e Participações Ltda. and which held a 60% interest in UEG Araucária Ltda., resulted in net final goodwill of R$53,955. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in December 2029, and its effect on the statement of operations for 2007 was R$2,346.

15 Suppliers

	December 31

	2007	2006

Transmission network use charges
Connection	237	213
Basic network	50,291	45,383
Energy transmission	3,028	2,728

	53,556	48,324

Electricity suppliers
ANDE (Paraguay)	-	1,341
Eletrobrás (Itaipu)	74,090	71,874
CIEN - short-term (Note 21(c)(ii))	-	63,000
CIEN - long-term (Note 21(c)(ii))	-	62,862
Furnas Centrais Elétricas S.A.	30,849	28,730
Companhia Hidroelétrica do São Francisco - Chesf	28,430	16,721
Companhia Energética de São Paulo - Cesp	9,763	9,588
Itiquira Energética S.A.	8,468	7,386
Dona Francisca Energética S.A.	4,567	4,413
Other concessionaires	36,931	28,250

	193,098	294,165

Supplies and services
Petróleo Brasileiro S.A. - Petrobras (a)	21,031	37,871
Petróleo Brasileiro S.A. - Petrobras - long-term (a)		268
Petróleo Brasileiro S.A. - Renegotiation (a)	190,394	170,183
Other suppliers - current	98,825	74,721

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

	December 31

	2007	2006

Other suppliers - non-current	-	899

	310,250	283,942

	556,904	626,431

Suppliers - current	366,510	392,219
Suppliers - non-current	190,394	234,212

(a) Petróleo Brasileiro S.A. - Petrobras

The amounts owed to Petrobras totaling R$21,031 as of December 31, 2007 (2006 - R$38,139), comprise gas purchases.

The renegotiation obligations with Petrobras, of R$190,394 (R$170,183 in 2006), refer to the accrual for the payment of the amount of gas guaranteed in the original contract signed between COPEL and Compagas, which provided for payment even if the related consumption did not actually take place (take–or-pay terms). The contract also provided for the recovery of gas referring to the amount paid for the seven-year period, which was linked to the equivalent consumption of gas. However, the actual recovery was subject to the normal compliance with the contract, and this was hindered due to the agreement signed between COPEL, Petrobras and Compagas.

On March 7, 2006, through a relevant event notice to the market, COPEL informed that, on the previous day, it signed with Petrobras an agreement to settle the pending issues referring to the gas contract for the Thermoelectric Plant of Araucária, the bases of which had been previously communicated to the market in the relevant event notice of February 24, 2006. The agreement comprised the signing of an Out-of-Court Transaction Contract through which COPEL Geração S.A., with COPEL as joint debtor, acknowledged a debt of R$150,000 with Petrobras, which is the assignee of the credits of Compagas with COPEL Geração, payable in 60 monthly installments as from January 2010, restated by the Special System for Settlement and Custody (SELIC) rate.

On May 30, 2006, COPEL Geração signed a Statement for the Ratification of Mutual Settlement with Compagas in which both parties recognized to each other full, general, irrevocable and irretractable mutual settlement of all obligations and rights arising from the Natural Gas Purchase and Sale Agreement which they had signed on May 30, 2000 and which was rescinded on May 31, 2005. As from the signature of the Out-of Court Transaction Agreement with Acknowledgment of Debt, which was agreed to with Petrobras with the participation of COPEL, nothing remains between the companies to be demanded, on any grounds. There remains the debt therein acknowledged by COPEL Geração in the principal amount of R$150,000 which will be paid by COPEL Geração or by COPEL directly to Petrobras, in the form therein established, with the sole and specific exception of the portion referring to the Distribution Margin of Compagas. Pursuant to the provisions of the Statement for the Ratification of the Mutual Settlement with Compagas, on May 31, 2006, the amount of R$355.929, referring to contract fines related to the gas purchase and transportation, is no longer required, i.e., is considered as fully settled.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

In view of the agreements mentioned above, on May 31, 2006, COPEL recorded in the statement of operations for the year 2006 the reduction in its liabilities, in the amount of R$654,044, of which R$298,115 were classified under Raw material and supplies for electric energy generation, R$283,198 under Discounts obtained and R$72,731 as reversal of Financial expenses relating to charges appropriated in 2006, with a total tax effect expense of R$232,706. In the year 2007, the Company recorded R$20,227 (2006 - R$20,183) under the financial expenses caption, referring to the contractual restatement of the remaining balance.

16 Loans and Financing

	December 31

	2007				2006

	Current portion		Long-term

		Accrued
	Principal	interest	Principal	Total	Total

Foreign currency
IDB (i)	17,623	1,185	43,898	62,706	93,464
National Treasury Department (ii)	6,441	1,161	70,432	78,034	102,030
Banco do Brasil S.A (iii)	3,918	165	3,919	8,002	13,607
Eletrobrás	5	-	33	38	52

	27,987	2,511	118,282	148,780	209,153

Local currency
Eletrobrás (iv)	41,405	1,691	272,798	315,894	337,647
Eletrobrás - ELEJOR (v)	-	-	94,709	94,709	114,469
BNDES (vi)	6,328	-	19,029	25,357	32,143
Banco do Brasil S.A. – credit notes (iii)	-	12,621	329,600	342,221	-
Banco do Brasil S.A. (iii)	137	4	850	991	1,046

	47,870	14,316	716,986	779,172	485,305

	75,857	16,827	835,268	927,952	694,458

(i) IDB (Inter-American Development Bank) - consists of a loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on January 15, 1991, in the amount of US$135,000 thousand. The principal amount, the first installment of which was paid on January 15, 1997, and interest are due semi-annually until 2011. Interest is calculated according to the IDB funding rate, which in the second half of 2007 was 4.16% p.a. The agreement provides for termination in the following cases:

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

4) Ratio between current assets and total short-term commercial and bank financing, except for the current portion of long-term indebtedness and dividends to be reinvested, equal to or greater than 1.2; and

5) Ratio between long-term indebtedness and shareholders’ equity not exceeding 0.9.

The Company has fully met the contractual conditions.

Other requirements include:

• the Company should take proper measures to obtain tariffs which should cover all operating costs;

• the Company is prohibited from acquiring its own shares and distributing any part of its capital without the bank's prior authorization.

The Company has met the contractual conditions.

This agreement is guaranteed by the federal government of Brazil.

(ii) National Treasury Department (NTD) - the debt classified as National Treasury Department refers to obligations for which terms and payment conditions were established as part of the Brazilian foreign debt restructuring, under Law 4,131/62, of May 20, 1998, in the context of the Brady Plan, is as follows:

					December 31

	Maturity	Due	Grace period	Amortization
Bond type	(years)	date	(years)	(in installments)	2007	2006

Par bond (a)	30	2024	30	One payment at maturity	28,294	34,137
Capitalization bond (b)	20	2014	10	21 semi-annual	15,703	21,858
Debt conversion bond (c)	18	2012	10	17 semi-annual	12,133	17,886
Discount bond (d)	30	2024	30	One payment at maturity	19,755	23,829
New money bonds (f)	15	2009	7	17 semi-annual	1,067	2,144
FLIRB (g)	15	2009	9	13 semi-annual	1,082	2,176

					78,034	102,030

The annual interest rates and repayments are as follows:

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

e)    New Money Bonds - Interest equivalent to semi-annual LIBOR + 7/8 of 1% per year, repayable in 17 semi-annual installments, starting April 2001.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

f)    FLIRB - Interest equivalent to from 4.0% to 5.0% per year in the first years and semi-annual LIBOR + 13/16 of 1% per year after the 6th year to the end of the agreement, repayable in 13 semi-annual installments, starting April 2003.

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the nonpayment of any financing installment, the account receivable from its own revenues, up to a limit sufficient to cover the payment of installments and other charges payable at each maturity. For Discount Bonds and Par Bonds, there are collateral deposits of R$9,246 and R$13,177 as of December 31, 2007 (2006 - R$10,159 and R$14,471), respectively, classified in other non-current assets.

(iii) Banco do Brasil S.A. – (a) consists of a loan in Japanese Yen for the gas thermoelectric substation of the Salto Caxias plant, with repayment in 20 semi-annual installments, beginning March 7, 2000, subject to interest of 6.6% per year. The debt is guaranteed by COPEL's accounts receivable, in case of default; (b) private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated monthly by the TJLP and IGP-M plus interest of 5.098% p.a.; and (c) Credit notes held by COPEL Holding, listed below:

	Issue	Due	Interest charges
Credit Notes	Date	date	paid semi-annually	2007

Commercial No. 330,600,129	2007	2014	106.5% of average CDI	29,000
Industrial No. 330,600,132	2007	2014	106.2% of average CDI	231,000
Industrial No. 330,600,151	2007	2014	106.5% of average CDI	18,000
Industrial No. 330,600,156	2007	2014	106.5% of average CDI	14,348
Industrial No. 330,600,157	2007	2014	106.5% of average CDI	37,252

				329,600

As a guarantee, Banco do Brasil was authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It was also irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

(iv) Eletrobrás - consists of loans funded by Fundo de Financiamento da Eletrobrás - FINEL and the RGR for the expansion of the generation, transmission and distribution systems. Repayment of the outstanding balances started in February 1999 and the final maturity is in August 2021. Interest of 5.5% to 6.5% per year and principal are paid on a monthly basis indexed by the FINEL (Eletrobrás financing rate) index and UFIR. COPEL received the first installment to be applied in the Light for All Program, in the amount of R$12,744, referring to contract ECFS-142/06, signed on May 11, 2006 and totaling R$42,480. These resources are originated from the Global Reversion Reserve (RGR), and have a 24-month grace period and shall be repaid in 120 monthly installments with final maturity date on September 30, 2020. The Company’s revenue is pledged as collateral.

(v) Eletrobrás - ELEJOR - For purposes of presentation of the consolidated financial statements, the amount of the shares to be redeemed by ELEJOR, including interest and monetary indexation, has been reclassified from Non controlling shareholders’ interest to loans and financing, under long-term liabilities.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

This balance consists of 59,900 thousand paid in redeemable preferred shares in ELEJOR held by Eletrobrás, in the total amount of R$59,900, which shall be reacquired by the issuer (ELEJOR) in 32 quarterly installments of 1,871,875 shares, beginning in 24 months after the start-of ELEJOR, which took place on August 31, 2006. Thus, the first payment will be made in September 2008, restated according to the IGP-M plus interest of 12% per year. 15% of the Company’s revenue is pledged as collateral

In August 2007, nine installments of 1,871,875 shares were bought back in advance by ELEJOR, for R$20,385, and financial charges of R$18,725 were paid, in a total amount of R$39,110.

(vi) BNDES - consists of a loan obtained by Companhia Paranaense de Gás - COMPAGAS, signed on December 14, 2001, a line of credit repayable in 99 installments. Tranches A and C are subject to TJLP plus interest of 4% per year, and in the event of TJLP exceeds 6% per year, the surplus will be added to the principal. Tranches B and D are subject to UMBNDES rate plus interest of 4% per year. The Company’s revenue is pledged as collateral.

(a) Maturity of loans and financing

	December 31, 2007

	Foreign	Local
	currency	currency	Total

2008	30,498	62,186	92,684
2009	25,817	43,013	68,830
2010	22,498	41,758	64,256
2011	13,721	58,229	71,950
2012	4,940	51,946	56,886
Thereafter	51,306	522,040	573,346

	148,780	779,172	927,952

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

17 Debentures

As of December 31, 2007 and 2006, the debentures balances were as follows:

	December 31

	2007			2006

	Short-term	Long-term	Total	Total

Local currency
Second Issue (a)	-	-	-	637,329
Third Issue (b)	147,072	133,360	280,432	425,465
Fourth Issue (c)	21,527	600,000	621,527	626,290
Elejor (c)	3,228	269,314	272,542	278,501

	171,827	1,002,674	1,174,501	1,967,585

a) Debentures - Second Issue

The issuance of simple debentures was approved at the 156th Extraordinary Shareholders' Meeting of February 19, 2002, and concluded on May 9, 2002, with full subscription in the amount of R$500,000, divided into 3 series (R$100,000, R$100,000 and R$300,000, respectively), with a 5-year validity term, due and settled on March 1, 2007.

b) Debentures - Third Issue

In March 2005, the Company filed with the CVM the request to issue a Debenture Program in the amount of R$1,000,000. The 1st series of this program totaled R$400,000 and the proceeds were used in May 2005 to repay the Eurobonds of US$ 150 million issued in 1997. The debentures are non-convertible into shares and remunerated at 115% of the average daily rate of the CDI, with repayment beginning in 2007 and final maturity in 2009. Interest is paid semi-annually, starting on August 1, 2005, to February 1, 2009.

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

The Company has fully met the contractual conditions.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

c) Debentures – Fourth Issue

The issuance of 60 thousand debentures constituted the fourth single issuance carried out by the Company on September 1, 2006, in the amount of R$600,000, completed on October, 6, 2006, with full subscription totaling R$607,899, valid for five years as from date of issuance and with final maturity, in sole series, on September 1, 2011. Debentures are single, non-convertible into shares, book-entry, nominative and without guarantee.

The interest on the nominal value of the debentures is 104% of the One-day Interbank Deposit (DI over) rate, "extra group", stated as a percentage per annum, on the basis of 252 business days, disclosed daily by the Clearing House for the Custody and Financial Settlement of Securities (CETIP) (at the DI rate) and calculated on the compound and cumulative interest method on a pro rata temporis basis for the business days elapsed. The remuneration corresponding to the capitalization period will be due and paid on a semi-annual basis, with the first due date on March 1, 2007 and the last on September 1, 2011. The debentures may not be renegotiated.

The funds obtained from the public distribution of debentures will be used to extend debt maturities through the payment of financial obligations, as well as to the injection of cash. The funds obtained from the Issuance shall be used for the financial settlement of 1/3 of the principal value of the debentures of the 3rd issuance of the Issuer, due on February 1, 2007 and settlement of the principal of the debentures of the 2nd issuance of the Issuer, due on March 1, 2007.

The Company is required to comply with certain covenants measured in accordance with Brazilian GAAP: (i) consolidated EBITDA/consolidated financial expenses equal or higher than 2.0. ; (ii) maximum consolidated net debt/consolidated EBITDA of 4.0; and (iii) maximum consolidated net debt/(consolidated net debt plus shareholders’ equity plus non controlling shareholders’ interest ) of 0.42.

The Company has fully met the contractual conditions.

d) Debentures - ELEJOR

In February 2005, ELEJOR issued 1,000 convertible debentures comprised by two series in the amount of R$255,626 indexed to TJLP, plus a spread of 4% per year. The repayment of 660 debentures from the first series starts in May 2009 with final maturity in February 2015, and the repayment of 340 debentures from the second series starts in May 2010 with final maturity is in February 2016. Interest on the first series will start on February 2006, and will be paid quarterly through February 2015. Interest on the second series will be paid annually through February 2007, and will be paid quarterly starting on May 2007 through May 2016.

The debentures issued by ELEJOR were acquired by BNDES Participações S.A. - BNDESPAR, and were guaranteed by COPEL Participações S.A. The proceeds will be used mainly for: (i) investments in the Fundão-Santa Clara Power Complex; (ii) investments in two small hydroelectric plants, PCH Santa Clara I and PCH Fundão; (iii) payment of 50% of the amount borrowed between July 1, 2004 and September 30, 2004 from COPEL Participações S.A.; (iv) payment of loans from COPEL Participações S.A., as from October 1, 2004; (v) payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and (vi) financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Maturity of debentures, as of December 31, 2007:

Total

2008	171,827
2009	156,148
2010	42,123
2011	646,037
2012	46,037
Thereafter	112,329

1,174,501

18 Taxes on Sales and Others

	December 31

	2007	2006

ICMS payable	126,322	116,032
PIS and COFINS payable	36,295	81,345
INSS included in REFIS, net of payments (i)	35,068	48,254
Other	27,111	31,783

	224,796	277,414

(i) Tax Recovery Program - REFIS

In 2000, the Company included in the Tax Recovery Program (REFIS), created by Law 9,964, of April 10, 2000, a total debt of R$82,540, arising from tax obligations to the National Institute of Social Security (INSS), and settled R$45,766 related to interest, using credits deriving from income tax and social contribution loss carryforwards purchased from third parties. Considering that the Federal Revenue Secretariat (SRF) has not yet completed the analysis of this transfer of tax credits, the Company set up the provision in September 2003. As of December 31, 2007, the provision recorded totaled R$35,068 including interest and monetary indexation (2006 - R$48,254).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

19 Regulatory Charges

	December 31

	2007	2006

Energy development account - CDE	14,677	13,258
Global reversal reserve – RGR	5,403	5,306
Fuel consumption account – CCC	12,642	33,141

	32,722	51,705

20 Research and Development Programs and Energy Efficiency Programs

ANEEL set forth criteria for the application of funds in Energy Efficiency Programs (EEPs) by power distribution concession and permission holders, pursuant to the regulations issued by the regulatory agency. Under the same resolution, the Manual for the Energy Efficiency Program was approved. ANEEL also approved the Manual for Technological Research and Development Programs in the Power Sector. In October 2006, ANEEL established the criteria and procedures for the calculation, application, and collection by concession, permission, and authorization holders of the funds to be assigned to Energy Efficiency and Research and Development projects, to the National Fund for Scientific and Technological Development (FNDCT), and to the Ministry of Mines and Energy (MME), pursuant to Law No. 9,991/2000.

The changes in these balances are shown below:

	December 31

				Execution of
				programs
			Monetary	and
	2006	Additions	restatement	payments	2007

Research and development – R&D

FNCT	22,058	15,994	-	(17,895)	20,157
MME	29,581	7,998	-	(27,292)	10,287
R&D - projects	59,881	15,994	6,126	(6,108)	75,893

	111,520	39,986	6,126	(51,295)	106,337

Energy efficiency program - EEP	62,796	16,361	5,139	(5,353)	78,943

	174,316	56,347	11,265	(56,648)	185,280

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

	December 31

				Execution of
				programs
			Monetary	and
	2005	Additions	restatement	payments	2006

Research and development – R&D

FNCT	3,239	35,103	-	(16,284)	22,058
MME	61	29,498	22		29,581
R&D - projects	37,115	22,109	4,105	(3,529)	59,881

	40,415	86,710	4,127	(19,813)	111,520

Energy efficiency program - EEP	55,455	8,583	6,599	(7,841)	62,796

	95,870	95,293	10,726	(27,654)	174,316

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

(a).1 Judicial Deposits

	December 31

	Judicial deposits
	(non-current assets)

	2007	2006

Labor contingencies - a(i)	56,656	68,650

Civil
Easements, condemnation and property - a(iv)	10,515	7,149
Customers - tariff litigation - a(v)	2,508	1,640
Civil and environmental - a(vi)	15,269	13,982

	28,292	22,771

Taxes
INSS - a(ix)	25,476	47,934

Other judicial deposits	10,916	1,599

	121,340	140,954

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

(a).2 Provision for Contingencies

	December 31

	Provision for contingencies (non-current liabilities)

	2007			2006

		Judicial	Net	Net
	Contingencies	Deposits	Provision	Provision

Labor contingencies - a(i)	102,474	(22,382)	80,092	77,321
Regulatory contingencies - a(ii)	2,169	-	2,169	2,083
Civil
Suppliers – a(iii)	49,954	-	49,954	49,074
Easements, condemnation and property - a(iv)	123,153	-	123,153	15,011
Customers - tariff litigation - a(v)	6,523	(96)	6,427	11,033
Civil and environmental - a(vi)	16,138	(1,263)	14,875	21,621

	195,768	(1,359)	194,409	96,739
Taxes
Cofins - a(vii)	171,613	-	171,613	-
PASEP - a(viii)	14,776	(14,558)	218	218
Other - a(ix)	92,488	(26,719)	65,769	46,112

	278,877	(41,277)	237,600	46,330

	579,288	(65,018)	514,270	222,473

Changes in consolidated provisions are as follows:

	Provision				Provision
	balance		Write-offs/		balance
Consolidated	2006	Additions	Reversals	Settlement	2007

Labor contingencies	88,027	57,281	(11,772)	(31,062)	102,474

Regulatory contingencies	2,083	86	-	-	2,169

Civil
Suppliers	49,074	983	(103)	-	49,954

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

	Provision				Provision
	balance		Write-offs/		balance
Consolidated	2006	Additions	Reversals	Settlement	2007

Easements, condemnation and
property	15,011	112,930	(13,898)	(9)	114,034
Customers	11,065	772	(4,919)	(395)	6,523
Civil and environmental right	22,006	6,113	(1,127)	(1,735)	25,257

	97,156	120,798	(20,047)	(2,139)	195,768

Tax
Cofins	-	171,613	-	-	171,613
PASEP	14,562	214	-	-	14,776
Other	55,879	40,149	(3,540)	-	92,488

	70,441	211,976	(3,540)	-	278,877

	257,707	390,141	(35,359)	(33,201)	579,288

	Provision				Provision
	balance		Write-offs/		balance
Consolidated	2005	Additions	Reversals	Settlement	2006

Labor contingencies	82,667	18,260	(8,152)	(4,748)	88,027

Regulatory contingencies	-	2,083	-	-	2,083

Civil
Suppliers	-	49,074	-	-	49,074
Easements, condemnation and
property	13,384	5,655	(4,028)	-	15,011
Customers	20,205		(9,003)	(137)	11,065
Civil and environmental right	39,835	11,287	(27,644)	(1,472)	22,006

	73,424	66,016	(40,675)	(1,609)	97,156

Tax
COFINS	197,549	-	(197,549)	-	-
PASEP	14,263	299	-	-	14,562
INSS	25,625	-	(25,625)	-	-
Other	30,741	29,660	(4,522)	-	55,879

	268,178	29,959	(227,696)	-	70,441

	424,269	116,318	(276,523)	(6,357)	257,707

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

In compliance with CVM Ruling No. 489, dated October 3, 2005, the amount tied to cases classified as reasonably possible losses, was estimated by the Company as of December 31, 2007 at R$1,631,096, of which R$40,774 correspond to labor claims, R$861,575 to regulatory claims, R$325,138 to civil claims, and R$403,609 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling No. 288/2002, based on the opinion of its legal counsel, as discussed in item b of this note, “Electric Energy Trading Chamber (CCEE)”.

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

a(i) Labor contingencies

Refer to lawsuits filed by former employees against the Company involving the payment of overtime, risk premium, transfer, salary equalization/reclassification and others and, also, lawsuits filed by its contractors’ former employees (joint liability) and outsourced companies (secondary responsibility) involving indemnity and others. They also include labor claims by retired COPEL employees against the COPEL Foundation, which will reflect on the Company.

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

a(iii) Suppliers

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of the arbitration proceedings with the Chamber of Arbitrage of the Getúlio Vargas Foundation, numbered 001 and 002/2004, through which they plead the payment of the overdue installment values, as well as the rescissory fines, related to the electric energy purchase and sale agreements signed with COPEL Distribuição. The arbitrage proceedings were judged to be valid and, consequently, COPEL Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order making the arbitration ruling void.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order making the arbitration ruling void.

Management, based on the opinion of its legal counsel that it is likely to lose this case, on the available information, and on the current stage of the lawsuits, decided to set aside a provision for contingencies in the original amount of the debt, restated according to the original contractual terms, which amounted to R$49,954 as of December 31, 2007.

a(iv)Easements, condemnation, and property

COPEL’s property claims comprise condemnation, easements, repossession, adverse possession, land area corrections, and others. Actual disbursements are made in the first two cases, as compensation, and are always mandatory pursuant to article 4, section XXIV, of the Federal Constitution, which requires that the Federal Government pay fair compensation, in cash, prior to condemnation of private property.

These amounts are, however, classified as property, plant and equipment instead of expenses, since they are part of the costs of the related projects.

These property claims are aimed at obtaining lawful access to the land where power generation, transmission, and distribution projects will be built, either by legal transfer of the title to such land, in the cases of condemnation, or by the legal imposition of restrictions on the private use of the safety zones surrounding transmission lines, in the cases of easements.

The other claims involve the dispute of illegal claims to land that has already been expropriated or subject to easements, such as trespassing (repossession), changes to the physical dimensions of properties (land area corrections), and violation of the limits of COPEL's land (adverse possession). These claims only involve judicial expenses, without any sort of compensation.

Ivaí Engenharia de Obras S.A.

In a lawsuit filed by Ivaí Engenharia de Obras S.A., COPEL was sentenced to the payment of R$180,917 as compensation for a supposed economic-financial imbalance under Contract D-01, concerning construction work for the Jordão River diversion project. COPEL appealed this decision and was partially successful, avoiding the application of the SELIC interest rate on top of the penalty interest. COPEL will continue to dispute this claim in court, through all means legally available. The Company, in light of the evaluation conducted by its Chief Legal Office, has recorded a provision of R$101,904 for probable losses, under Provisions for Real Estate Contingencies.

a(v)Customers - tariff litigation

This refers, substantially, to lawsuits filed by consumers claiming: (a) the reimbursement of damages caused to household electric appliances; (b) indemnities for moral damages arising from the rendering of services (e.g., suspension of supply); and (c) challenging the constitutionality of the tariff increase based on DNAEE Ordinances 38 and 45, of January 27, 1986 and March 4, 1986, respectively, which  became effective during the Brazilian government's "Cruzado Plan", and claiming refunds of the amounts involved. It is not possible to anticipate the final outcome of these lawsuits, although several other companies have obtained partial success. The Company recognized an accrual as of December 31, 2007 of R$6,427 (2006 - R$11,033) to cover probable losses on these lawsuits, regarding the tariff difference charged to industrial customers in the period from March to November 1986, plus charges on late payments. The amount is considered sufficient to cover probable losses.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

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

a(vii) Cofins

COPEL did not pay Cofins tax on revenues from power sales based on a ruling by the 4th District Federal Court, dated August 18, 1998, which granted the Company immunity pursuant to the Federal Constitution. A special lawsuit requesting annulment of this ruling, filed in August 2000, was rejected on grounds that the right of the Federal Government to take legal action had lapsed. The Federal Government’s special appeal was rejected by the Superior Court of Justice. Thus, COPEL reversed the provision it had recorded, based on the opinion by its counsel that the possibility that the Company might be required to disburse any amounts in connection with the COFINS tax was remote. At the end of 2007, however, the Superior Court of Justice, against all expectations, ruled in favor of an appeal for clarification by the Federal Government, judging that the Government's right to take legal action had not lapsed, and sent the lawsuit back to the 4th District Federal Court for trial. Even though this ruling is not final yet, since COPEL has appealed it, the Company’s counsel believes the risk of loss is no longer remote, but rather probable. Thus, COPEL recorded a provision corresponding to the restated principal amount plus charges, which totals R$171,613, already having excluded tax credits which have already lapsed.

a(viii) PASEP

PIS/PASEP tax charges are being disputed on the administrative level and are secured by judicial deposits.

a(ix) Other contingencies

• INSS

COPEL is party to a wide range of administrative and judicial proceedings involving social security contributions owed to the National Social Security Institute (INSS).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Most claims, however, involve COPEL’s joint liability for the collection of social security contributions levied on services rendered by third-parties.

• Services Tax (ISS)

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

(b) Electric Energy Trading Chamber - CCEE

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

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

The Company's claim involves the partial sale of energy from Itaipu in the Southern and Southeastern sub-markets to comply with the bilateral agreements of electricity sales to distributors and industrial customers during the rationing period in 2001, when there was a significant difference in the prices of spot market energy. As of December 31, 2007, the estimated amount of calculation differences is approximately R$860,000 (2006 - R$711,000), which has not been recognized as a liability by the Company on its books. Management, based on the opinion of its legal counsel, considers that the a loss in this lawsuit is possible but not probable; accordingly, no provision was recorded as of December 31, 2007 and 2006.

On August 27, 2002, the Company obtained a favorable injunction issued by the Federal Regional Court - 1st Section, in order not to consider the new accounting set forth in ANEEL Decision 288 and ANEEL Resolution 395.

Changes in spot-market energy amounts (CCEE) in 2007 were as follows:

	Amount to			Amount to
	be settled at			be settled at
	December 31,			December 31,
	2006	Settlement	Appropriation	2007

Current assets (Note 6)	29,521	(89,566)	67,203	7,158
Current liabilities	1,248	(53,423)	53,404	1,229

Net balance	28,273	(36,143)	13,799	5,929

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

(c) CIEN Agreement (operational ant technical information unaudited)

In a prompt response to a request by the Ministry of Mines and Energy, COPEL undertook, in an agreement with the president of ANEEL, to release the 400 MW under contract with CIEN and to participate in the A-1 auction to make up for this released volume. Out of the total under contract, in 2007 a reduced volume of 175 MW will be supplied under the CIEN agreement.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

The offer of power at this auction was minimal, thus only 40% of COPEL’s reported power requirements were secured.

To fully make up for the Cien agreement and to adjust its level of power under contract from January through June 2007, COPEL participated in the Mechanism for the Offset of Surpluses and Deficits (Mecanismo de Compensação de Sobras e Déficits - MCSD), reporting a deficit and acquiring a total of 32.6 average MW.

To supplement contracts for 2008, COPEL participated in an adjustment auction held in September 2007, acquiring 23.5 average MW.

In 2007, the Company recognized R$111,193 (2006 - R$227,389 and 2005 - R$309,334) in operating expenses for electricity purchased for resale from CIEN.

22 Pension and Health-care plans

(a) Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Health-care Plan) to both current and retired employees and their dependents.

Pension Plans I and II are defined benefit plans, while Plan III is a defined contribution plan. On the date of retirement, the defined contribution plan becomes a monthly income for life.

The cost shares borne by the plans’ sponsors are recorded according to an actuarial valuation prepared annually by independent actuaries pursuant to the rules of CVM Ruling No. 371/2000. The actuarial and financial assumptions, for purposes of actuarial valuation, are discussed with the independent actuaries and approved by the sponsors’ senior management.

The flow of payment of contributions under Plans I and II, as of July 2007, was guaranteed under an agreement called “Private Agreement for Adjustment of Mathematical Reserves for the Basic and Supplemental Pension Plans”, signed on January 20, 1999. This agreement provides for the extinction of liabilities under certain conditions. Based on legal opinions by external and internal legal experts, the Company notified the senior management of Fundação COPEL de Previdência e Assistência Social (COPEL Foundation), on July 27, 2007, that no contribution payments would be made under that agreement as of August 2007, since the obligations contained therein expired.

(b) Health-care Plan

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

(c) Balance sheet and statement of operations

The consolidated amounts recognized in the balance sheet, under Post-Employment Benefits, are summarized below:

	December 31

	2007			2006

	Pension	Health-care
	plan	plan	Total	Total

Benefit plans – Plans I and II (DB) - COPEL	126,856	361,151	488,007	618,587
Benefit plans – Compagas (DB)	241	1,287	1,528	1,193

	127,097	362,438	489,535	619,780

Benefit plan – Plan III (CV) – employees	7,162	-	7,162	2,626

	134,259	362,438	496,697	622,406

Pension and health-care plans - current liability	-	-	42,286	133,635
Pension and health-care plans - non-current liability	-	-	454,411	488,771

The funded status for both the pension plan and the health-care plan were as follows:

	December 31

	2007			2006

	Pension	Health-care
	splan	plan	Total	Total

Fully or partially covered obligations	2,518,605	476,830	2,995,435	2,702,481
Fair value of plan assets	(3,255,449)	(114,392)	(3,369,841)	(2,927,303)
Actuarial (gains) losses to be amortized	863,941	-	863,941	851,590

Total actuarial obligation balance	127,097	362,438	489,535	626,768

The actuarial assessment of defined benefit plans is calculated by the projected unit credit cost method (PUC). The net assets of the benefit plan are valued according to market values (mark to market).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Since the year ended December 31, 2006, COPEL has chosen to not defer future actuarial gains and losses recorded in the health-care plan, rather recording them immediately in the statement of operations.

As of December 31, 2007, the balance of accumulated amounts in the defined contribution plan was R$1,044,835 (2006 - R$746,459).

In 2007, 2006 and 2005, expenses incurred with pension and health-care plans were as follows:

	Year ended December 31

	2007			2006	2005

	Pension	Health-care
	plan	plan	Total	Total	Total

Post employment expenses (income)	(110,345)	38,857	(71,488)	55,031	65,244
Active employee expenses	45,997	18,219	64,216	27,441	21,378

Subtotal	(64,348)	57,076	(7,272)	82,472	86,622
Other	(6,579)	-	(6,579)	45,214	21,378

Total	(70,927)	57,076	(13,851)	127,686	108,000

Actuarial assumptions applied in the calculation of obligations and costs for 2007 and 2006 were as follows (in percentage):

	2007		2006

	(i)	(ii)	(i)	(ii)

Discount rate	11.35	6.00	11.30	6.00
Salary increase rate	7.15	2.00	7.10	2.00
Expected return on plan assets	11.35	6.00	11.30	6.00
Inflation	5.05	-	5.00	-

(i) With inflation
(ii) Without inflation

Number of participants and beneficiaries (unaudited)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

	December 31, 2007

	Pension	Health-care
	plan	plan

Number of active participants	8,305	8,164
Number of inactive participants	6,458	6,429
Number of dependents	-	21,319

	14,763	35,912

Changes in actuarial liabilities – pension plan

	Year ended December 31

	2007	2006

Benefit obligation, beginning of year	2,239,135	2,051,510
Service cost	14,279	7,256
Interest cost	243,846	369,367
Employees’ contributions	327	233
Actuarial (gain) losses	207,330	(16,549)
Benefits paid	(186,312)	(172,682)

Benefit obligation, end of year	2,518,605	2,239,135

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Changes in actuarial assets – pension plan

	Year ended December 31

	2007	2006

Fair value of plan assets, beginning of year	2,906,979	2,408,686
Actual return on plan assets	324,401	320,678
Employees' contributions	327	233
Company contributions	46,312	76,288
Actuarial gain	163,742	273,776
Benefits paid	(186,312)	(172,682)

Fair value of plan assets, end of year	3,255,449	2,906,979

Estimated costs

The estimated net periodic plan costs for 2008 are as follows:

	2008

	Pension	Health-care
	plan	plan	Total

Cost of current service	15,989	1,492	17,481
Estimated interest cost	282,252	52,527	334,779
Estimated return on plan assets	(363,364)	(12,372)	(375,736)
Expected reductions / settlements	81,558	-	81,558
Estimated employee contributions	(326)	-	(326)
Amortization of gain and losses	(43,097)	-	(43,097)

Total estimated	(26,988)	41,647	14,659

23 Shareholders' Equity

(a) Capital stock

On May 3, 2006, the Company increased its capital by R$395,000 through amounts previously recorded as reserve for investments.

At December 31, 2007, the capital stock amounts to R$4,460,000 (2006 - R$3,875,000) held by the following main shareholders of record as follows:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

			Preferred shares

	Common
Shareholder	shares	%	Class A	%	Class B	%	Total	%

State of Paraná	85,028,598	58.6	-	-	13,639	0.0	85,042,237	31.1
BNDESPAR	38,298,775	26.4	-	-	27,282,006	21.3	65,580,781	24.0
Eletrobrás	1,530,774	1.1	-	-	-	-	1,530,774	0.6
Stock exchange (Brazil)	15,301,660	10.6	125,588	31.5	69,066,153	53.9	84,493,401	30.9
Stock exchange (ADRs)	4,311,133	2.9	-	--	31,657,854	24.6	35,968,987	13.0
Stock exchange (Latibex) (i)	-	-	-	-	87,738	0.1	87,738	0.0
Municipalities	184,292	0.1	14,711	3.7	-	-	199,003	0.1
Other	375,848	0.3	258,043	64.8	118,563	0.1	752,454	0.3

Total	145,031,080	100.0	398,342	100	128,225,953	100.0	273,655,375	100.0

(i) Latin American Securities Market in Euros, associated to Madrid Stock Exchange.

On August 6, 2007, the Company completed a reverse stock split, in the ratio of 1,000 to 1, with shares being traded in a standard lot of 100 and prices being quoted per share. Each share entitles its holder to one vote in the general shareholders’ meetings.

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

During 2007 and 2006, respectively, the shareholders approved the conversion of 1,298 and 4,075 thousand preferred shares "A" into preferred shares "B".

(b) Capital reserves

	December 31

	2007	2006

Contributions and grants for investments	702	702
Recoverable rate deficit (CRC)	790,555	790,555
Other	47,083	26,036

	838,340	817,293

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

(c) Profit reserves

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

As allowed by the CVM, the Company elected to pay interest on equity in the amount of R$200,000 as of December 31, 2007 (2006 - R$123,000), instead of paying dividends, and retain the remaining net income as an investment reserve.

	Year ended December 31

	2007	2006	2005

Net income for the year	1,106,610	1,242,680	502,377
Changes in Brazilian accounting practices	-	(72,642)	-
Tax effects due to the option of paying interest on equity	(68,000)	(41,820)	(41,818)

Net income without tax effects of interest on equity	1,038,610	1,128,218	460,559
Legal reserve (5%) computed over net income above	(51,931)	(56,411)	(23,028)

Basis for dividend computation	986,679	1,071,807	437,531

Minimum dividends (25%)	246,670	267,952	109,383
Income tax withheld on interest on equity (*)	21,080	12,999	12,974

Minimum dividend computed considering the
effects of income tax	267,750	280,951	122,357
Excess over minimum dividend	-	-	638

Appropriated interest on equity	200,000	123,000	122,995
Distributed dividends	67,750	157,951	-

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

	Year ended December 31

	2007	2006	2005

Distributed dividends allocated to:
Common shares	135,397	142,132	62,089
Preferred shares Class A	649	566	512
Preferred shares Class B	131,704	138,253	60,394

(*)	On the portion of interest on equity distributed to exempt shareholders, income tax withholding is not applicable, resulting in an effective rate of 10.54% for 2007 (2006 10.57% - and 2005 - 10.55%).

24 Tariff Adjustments

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

On June 19, 2007 ANEEL approved, through Resolution No. 479, an average reduction of 1.22% in the Company’s rates for sales to final customers, effective June 24, 2007. Out of this total, 2.24% correspond to the Annual Rate Review, and -3.46% to financial components outside the range of the annual rate review. This result was due to the variation of the Fuel Consumption Account (CCC) between the previous rate cycle and the current cycle of negative 38.65% and to a corresponding CVA (Account for Compensation of Portion A Variations) of negative R$72.2 million.

(b) Periodic tariff review

Electric energy utility concession contracts establish that ANEEL can periodically review regulated tariffs to increase or decrease them because of changes in the cost structure and the market of the concessionaire, the tariffs charged by similar domestic and foreign companies, incentives to stimulate investments, efficiency, and the type of tariffs. COPEL Distribuição’s next periodic tariff review will occur in June 2008.

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

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

in June 2006, ANEEL established new tariffs for the supply of electric energy by COPEL, to be applied as from June 24, 2006, taking into consideration the total readjustment of 5.12%, in average. This index considers the percentages of the Tariff Readjustment Index (IRT) of 4.91% and the external financial components of the annual readjustment, of 0.21% .

In 2007, power rates were subject to review and realignment, pursuant to Decree No. 4,667, dated April 4, 2003. In the June 2007 rate increase, ANEEL accomplished the last stage of the rate realignment, aimed at reducing cross-subsidies between customer groups. Thus, the average rate increases were higher for the high voltage rate categories (0.94%) than for the low voltage ones (-1.89%) . However, a comparison between the rates previously and currently in effect shows that the impact on customers’ bills will be negative, - 0.21% on average to high voltage customers and - 2.04% to low voltage customers.

The average rate for sales to final customers in 2007 reached R$207.48/MWh, representing a 3.77% drop compared to the rate effective in the previous year. This drop resulted mostly from the 1.22% reduction in the rates to final customers imposed under ANEEL Resolution No. 479/2007, in effect as of June 24, 2007, in addition to the CVA variation.

(c) Rate Review in the year 2008

Regulatory Resolution No. 234/2006, which addresses the rate review of power distribution utilities, is currently subjected to public review. By April 4, 2008, agents have submitted their contributions for the improvement of the technical notes published by the Regulatory Agency. According to ANEEL, the new rules will be in effect for the second cycle of COPEL’s rate review, which is currently underway, so that this review can be definitive.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

25 Operating Revenues

	Year ended December 31

	2007	2006	2005

Electricity sales to final customers
Residential	1,900,134	1,884,064	1,856,980
Industrial	1,934,060	1,751,728	1,649,222
Commercial	1,242,648	1,172,065	1,092,912
Rural	247,120	242,533	242,188
Public entities	177,950	175,709	168,008
Public lighting	137,730	141,386	144,214
Utility service	134,310	132,637	122,359
Network charge adjustment share	(6,105)	-	-

	5,767,847	5,500,122	5,275,883

Electric energy sales to distributors
Initial contracts	60,801	40,234	39,642
Bilateral agreements	515,656	457,843	389,605
Auction - CCEAR	721,899	634,884	435,588
Sales - CCEE	69,239	158,015	85,102

	1,367,595	1,290,976	949,937

Use of main transmission grid
Electric grid	173,035	135,021	132,463
Basic grid	141,663	148,570	135,361
Connection grid	764	182	172
Network charge adjustment share	(18,666)	-	-

	296,796	283,773	267,996

Other revenues	487,856	346,455	307,482

	7,920,094	7,421,326	6,801,298

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

26 Value-added taxes on sales and charges

	Year ended December 31

	2007	2006	2005

Taxes on sales
ICMS (value-added taxes)	1,507,882	1,428,729	1,373,494
PIS (tax on revenue)	91,280	98,775	79,883
COFINS (tax on revenue)	415,162	448,539	361,509
Other taxes	2,571	1,651	1,351

	2,016,895	1,977,694	1,816,237

Regulatory charges
Fuel Consumption Accounts (CCC)	179,071	278,052	199,615
Energy Development Account (CDE)	184,294	165,676	152,707
Research and Development Programs
(R&D) and Energy Efficiency Programs (EEP)	56,347	52,265	46,771

	419,712	495,993	399,093
Other charges
RGR - Global reversal reserve	61,105	57,927	63,817
Emergency capacity charges	92	1,011	82,404
Other deductions	164	86	136

	61,361	59,024	146,357

	2,497,968	2,532,711	2,361,687

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

27 Operating Expenses

(a) Electricity purchased for resale

	Year ended December 31

	2007	2006	2005

Eletrobrás (Itaipu)	385,359	335,351	464,423
Furnas Centrais Elétricas S.A. - Auction	280,608	262,389	174,447
CIEN	111,193	227,389	309,334
Renegotiation of contracts - CIEN	(100,862)	-	-
Companhia Hidro Elétrica do São Francisco - Auction	256,302	152,604	122,819
Other concessionaires - Auction	211,218	145,268	87,139
Companhia Energética de São Paulo - Auction	93,949	87,664	46,233
Itiquira Energética S.A.	98,175	87,658	80,684
Dona Francisca Energética S.A.	51,536	49,638	48,443
CVA	(52,250)	45,204	43,175
CCEE	45,100	19,293	28,055
Foz do Chopim Energética Ltda.	-	-	23,530
Other concessionaires	49,089	27,286	8,048

	1,429,417	1,439,744	1,436,330

(b) Personnel expenses

	Year ended December 31

	2007	2006	2005

Salaries and wages	451,156	441,791	415,419
Payroll charges	144,643	146,955	138,701
Food and education allowances	45,675	42,535	35,575
Labor and severance indemnities, net of reversals	8,293	8,063	2,669
Employee profit sharing	54,254	52,028	32,294
Transfers to construction in progress	(54,304)	(49,487)	(58,203)

	649,717	641,885	566,455

In 1996, the Company adopted a program of profit sharing for its employees, provided certain previously agreed upon financial and operating goals were met. In 2007, 2006 and 2005, the amount of profit sharing accrued was R$54,254, R$52,028 and R$32,294, respectively.

For the year ended December, 31, 2007 the aggregate amount of compensation paid to management amounts to R$8,778 (2006 - R$8,802)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

(c) Materials and supplies

	Year ended December 31

	2007	2006	2005

Purchase of gas for resale	132,726	177,459	142,129
Purchase of gas and fuel for electric energy production	(8,954)	17,536	62,070
Raw material and supplies for electric energy generation – renegotiation with Petrobras	-	(298,115)	-
Fuel and vehicle parts	24,663	24,525	21,531
Materials for use in the electricity system	12,892	21,870	18,723
Other	25,663	21,706	22,376

	186,990	(35,019)	266,829

As described in Note 15(a), due to the agreement established with Petrobras, the Company recorded in 2006 a discount of R$298,115 granted by Petrobras on the value originally invoiced related to gas purchases.

28 Financial Income (Expenses), Net

	Year ended December 31

	2007	2006	2005

Financial Income
Discounts obtained	-	283,198	-
Income on temporary cash investments	144,357	146,173	107,036
Charges on overdue receivables	46,477	71,485	68,897
Interest and commissions	76,062	75,680	113,142
Monetary adjustment	91,464	43,994	18,862
Other financial income	37,657	108,673	88,342

	396,017	729,203	396,279

Financial Expenses
Interest on loans and financing	(230,203)	(252,377)	(217,787)
Monetary and exchange variation, net	(8,431)	(33,608)	53,099
Losses from swap contracts	-	-	(41,952)
Contractual fines - Compagas	-	-	(190,940)
Other financial expenses	(137,140)	(148,525)	(99,700)

	(375,774)	(434,510)	(497,280)

	20,243	294,693	(101,001)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

29 Non-Operating Income

	Year ended December 31

	2007	2006	2005

Non operating income
Gains from the sale of property and rights	737	770	4,676
Gains from the disposal of property and rights	-	3,585	5,684
Other non-operating income	128	490	(394)

	865	4,845	9,966

Non operating expenses
Losses in studies and projects (a)	(29,878)	-	-
Losses in the disposal of property and rights	(13,972)	(10,083)	(16,476)
Equity in UEG Araucária Ltda.	-	(16,364)	-
Reversal of provision for impairment of tax incentives	12,789	-	-
Other non-operating expenses	(913)	(1,375)	(4,136)

	(31,974)	(27,822)	(20,612)

	(31,109)	(22,977)	(10,646)

a) Losses in studies and projects

The balance of R$ 29,878 refers to expenses with river inventory and power plant feasibility studies which have not been approved by ANEEL. Pursuant to the applicable legislation, only expenses with studies and projects which have been approved by an ANEEL technical audit are eligible for reimbursement.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

30 Related -Party Transactions

The Company had transactions with unconsolidated related parties, including the sale of electric energy. Tariffs charged for sale of electricity energy were approved by ANEEL and the amounts billed were not considered material for disclosure purposes.

	Balances as of December 31, 2007

	Current assets			Non-current assets			Current liabilities				Non- current liabilities

	Recoverable		Value-	Recoverable		Value-		Loans		Value-				Value-
	rate deficit	Other	added tax	rate deficit	Other	added tax		and		added tax		Loans and		added tax
	(CRC)	assets	receivable	(CRC)	assets)	receivable	Suppliers	financing	Debentures	payable	Suppliers	financing	Debentures	receivable

Shareholders
Government of State of Paraná	40,509	59,062	20,511	1,209,853	56,522	44,536	-	-	-	(126,322)	-	-	-	(12,640)
											-
BNDES	-	-	-	-	-	-	-	(6,328)	(3,228)			(19,029)	(269,314)	-

Eletrobrás	-	-	-	-	-	-	(74,090)	(43,101)	-	-	-	(367,540)	-	-

Affiliates and related parties
						-
Dona Francisca Energética S.A.	-	-	-	-	-		(4,567)	-	-	-	-	-	-	-

Petrobras Gás S.A.	-	19,550	-	-	-	-	(21,031)	-	-	-	(190,394)	-	-	-

	40,509	78,612	20,511	1,209,853	56,522	44,536	(99,688)	(49,429)	(3,228)	(126,322)	(190,394)	(386,569)	(269,314)	(12,640)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

	Balances as of December 31, 2006

	Current assets			Non-current assets		Current liabilities				Long-term liabilities

	Recoverable	Value-		Recoverable	Value-		Loans		Value-				Value-
	rate deficit	added tax	Other	rate deficit	added tax		and		added tax		Loans and		added tax
	(CRC)	receivable	assets	(CRC)	receivable	Suppliers	financing	Debentures	payable	Suppliers	financing	Debentures	payable

Shareholders
Government of State of Paraná	35,205	11,166	151,115	1,158,898	28,781	-	-	-	(116,032)	-	-	-	(11,501)
BNDES	-	-	-	-	-		(6,418)	(15,951)	-	-	(25,725)	(262,550)	-
Eletrobrás	-	-	-	-	-	(71,874)	(47,558)	-	-	-	(404,610)	-	-

Affiliates and related parties
Braspower International
Engineering S/C Ltda.	-	-	1,181	-	-		-	-	-	-	-	-	-
Centrais Eólicas do Paraná Ltda.	-	-	-	-	-	(4,138)	-	-	-	-	-	-	-
Dona Francisca Energética S.A.	-	-		-	-	(4,413)	-	-	-	-	-	-	-
Dutopar Participações Ltda.	-	-		-	-	(65)	-	-	-	-	-	-	-
Petrobras Gás S.A.	-	-	21,865	-	-	(37,871)	-	-	-	(170,451)	-	-	-
Domino Holding S.A.	-	-	1,975	-	-	-	-	-	-	-	-	-	-

	35,205	11,166	176,136	1,158,898	28,781	(118,361)	(53,976)	(15,951)	(116,032)	(170,451)	(430,335)	(262,550)	(11,501)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

	Transactions - Year ended December 31,

	2007					2006					2005

			Energy and	Financial				Energy and		Other			Energy and	Financial
		Value-	gas	income	Other		Value-	gas	Financial	income		Value-	gas	income	Other
	Operating	added	purchased	and	income and	Operating	added	purchased	income and	and	Operating	added	purchased	and	income and
	revenues	tax	for resale	(expenses)	(expenses)	revenues	tax	for resale	(expenses)	(expenses)	revenues	tax	for resale	(expenses)	(expenses

Shareholders
Government of State of Paraná	94,284	(1,507,882)	-	175,027	6,000	71,044	(1,428,729)	-	119,036	6130	-	(1,373,494)	-	90,765	367
BNDES	-	-	-	(2,398)	-	-	-	-	(3,645)	-	-	-	-	(4,532)	-
BNDESPAR	-	-	-	(27,378)	-	-	-	-	(24,686)	-	-	-	-	(5,754)	-
Eletrobrás	-	-	385,359	(45,741)	-	-	-	(335,351)	(44,640)	-	-	-	(464,423)	(32,163)	-

Affiliates and related
parties
Braspower International
Engineering S/C Ltda.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	441
Dona Francisca Energética S.A.	-	-	51,536	-	-	-	-	(49,638)	-	-	-	-	(48,443)	-	-
Dutopar Participações Ltda.	-	-	-	-	-	-	-	-	-	(314)	-	-	-	-	(812)
Foz do Chopim Energética Ltda.	-	-	-	-	-	-	-	-	-	(1,568)	-	-	(23,530)	1,683	(836)
Petrobras Gas S.A.	79,144	-	(132,510)	-	-	21,865	-	(177,459)	-	(267)	-	-	(142,129)		(315)
Petrobras Gas S.A. - renegotiation	-	-	29,903	-	-	-	-	298,115	-	-	-	-	-	-	-
Sercomtel S.A. Telecomunicações	-	-	-	-	-	-	-	-	-	-	835	-	-	-	-

	173,428	(1,507,882)	334,288	99,510	6,000	92,909	(1,428,729)	(264,333)	46,065	3,981	835	(1,373,494)	(678,525)	49,999	(1,155)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

The following summarizes the most significant transactions with the shareholders:

Government of State of Paraná

The Company has an accounts receivable from the Government of State of Paraná, which owns 58.6% of the Company's common shares, under the CRC Account Agreement in the amount of R$1,250,362 and R$1,194,103 (including both current and non-current CRC accounts receivable) as of December 31, 2007 and 2006, respectively. The outstanding balance bears interest of 6.65% per annum and is adjusted in accordance with the IGP-DI inflation index. The Company recorded interest income and monetary indexation of R$167,526, R$119,036 and R$90,765 in 2007, 2006 and 2005, respectively.

BNDES Participações S.A. - BNDESPAR

BNDESPAR owns 26.4% of the Company's common shares. BNDESPAR is wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social - BNDES and has the right to appoint 2 members to the Board of Directors. The Company has loans with BNDES of R$25,357 and R$32,143 as of December 31, 2007 and 2006, respectively. The Company recorded interest expense of R$2,398, R$3,645 and R$4,532 in 2007, 2006 and 2005, respectively.

In February 2005, ELEJOR issued 1,000 convertible debentures comprised by two series in the amount of R$255,626 indexed to TJLP, plus a spread of 4% per year. The debentures issued by ELEJOR were acquired by BNDESPAR. The balance of these debentures amounted to R$272,542 and R$278,501 as of December 31, 2007 and 2006, respectively.

Eletrobrás

Eletrobrás owns 1.1% of the Company's common shares. The Company purchased electricity for resale from Eletrobrás (Itaipu) totaling R$385,359, R$335,351 and R$464,423, in 2007, 2006 and 2005, respectively. The Company has an accounts payable of R$74,090 and R$71,874 as of December 31, 2007 and 2006, respectively. Additionally, the Company has loans with Eletrobrás of R$410,641 and R$452,168 as of December 31, 2007 and 2006, respectively. The Company recorded interest expense of R$45,741, R$44,640 and R$32,163 in 2007, 2006 and 2005, respectively.

Eletrobrás holds redeemable preferred shares of ELEJOR, including monetary indexation adjusted by the IGP-M plus interest of 12% per year. The redemption will begin in 24 months after the start-up of ELEJOR and is payable in 32 quarterly installments.

The Company has a variety of transactions with its affiliates and other related parties. The most significant of these transactions are:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Braspower International Engineering S/C Ltda.

The Company’s employees also render services to Braspower International Engineering S/C Ltda. and for which it received an expense recovery in the amount of R$441 in 2005. The Company had an accounts receivable recorded in other assets of R$1,181 as of December 31, 2006.

Dona Francisca Energética S.A.

The Company purchased power in 2007, 2006 and 2005 from Dona Francisca Energética S.A. totaling R$51,536, R$49,638 and R$48,443, respectively. The Company has an accounts payable of R$4,567 and R$4,413 as of December 31, 2007 and 2006, respectively. The Company provided guarantees to its affiliate Dona Francisca Energética S.A., for the loans obtained from Interamerican Development Bank - IDB (guaranteed by its shares of the affiliated company's capital) and to BNDES, proportional to the Company’s shares of Dona Francisca capital stock. As of December 31, 2007 and 2006, the outstanding balance of loans and financing was R$139,002 and R$158,891, respectively.

Dutopar Participações Ltda. - Dutopar

Dutopar is a shareholder of Compagas, and loaned staff to the Company, for which it received an expense recovery in the amount of R$314 and R$812 in 2006 and 2005, respectively. As of December 31, 2006, the Company had accounts payable of R$65.

Foz do Chopim Energética Ltda.

The Company had a loan to Foz do Chopim totaling R$35,357 as of December 31, 2005, for which it recorded interest income of R$2,519 in 2005. The Company terminated the electric energy purchase agreement with Foz do Chopim Energética through the statement of transaction and settlement signed on October 23, 2006. During 2005, the purchases of power from Foz do Chopim totaled R$23,530. The Company recorded financial expense in connection with fines on the purchase of power totaling R$1,568 and R$836 in 2006 and 2005, respectively.

Petrobras

Petrobras Gás S.A. is controlled by Petrobras S.A. and is a shareholder of Compagas. Compagas has a gas purchase agreement with Petrobras Gás S.A. During 2007, 2006 and 2005, the purchases of gas from Petrobras Gás S.A. totaled R$132,510, R$177,459 and R$142,129, respectively. The Company has an accounts payable of R$211,425 and R$208,322 as of December 31, 2007 and 2006, respectively. As described in Note 15(a), due to the agreement established with Petrobras, a discount of R$298,115 on the value originally invoiced was recognized as of December 31, 2006

Sercomtel S.A. - Telecomunicações

The Company leased optical fibers to Sercomtel S.A. Telecomunicações. The income recorded during 2005 was R$835.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

31 Financial Instruments

The Company’s management, through a derivatives policy, entered into a cross-currency interest rate swap contract against the effects of foreign exchange on US dollar-denominated liabilities. The swap contract was settled on May 29 and June 1, 2006, and the amount of R$22,423 was recorded as income in 2006 (2005 – expense of R$41,952). During 2007, the Company did not use any derivative instrument.

32 Subsidiaries

The Company’s business segments were represented by COPEL S.A. (Holding) and its wholly-owned subsidiaries: COPEL Geração e Transmissão S.A. (Generation and Transmission), COPEL Distribuição S.A. (Distribution), COPEL Participações S.A. ; COPEL Telecomunicações S.A. (Telecom), Companhia Paranaense de Gás – COMPAGAS, Centrais Elétricas do Rio Jordão S.A. – ELEJOR, COPEL Empreendimentos Ltda, UEG Araucária and Centrais Eólicas do Paraná Ltda.

The Company evaluates and manages segment performance based on information generated from its statutory accounting records maintained in accordance with Brazilian GAAP and reflected in its consolidated financial statements.

Information on total segment assets as at December 31, 2007 and 2006, under Brazilian GAAP, is as follows:

	December 31

	2007	2006

Holding (i)	9,061,992	8,897,302
Generation and Transmission (ii)	4,814,581	4,848,150
Distribution	5,170,031	4,664,685
Partnerships (iii)	1,245,778	1,182,314
Telecom	228,422	222,699
Compagás	249,065	237,442
Elejor	694,922	700,265
COPEL Empreendimentos Ltda. (iv)	439,378	392,607
UEG Araucária	678,960	675,381
Centrais Eólicas do Paraná Ltda.	4,123	-
Eliminations	(10,227,235)	(9,886,222)

Total assets	12,360,017	11,934,623

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

(i)	Comprised by the investments in the wholly-owned subsidiaries: COPEL Geração e Transmissão S.A. (Generation and Transmission), COPEL Distribuição S.A. (Distribution), COPEL Telecomunicações S.A. and COPEL Participações S.A. These investments were eliminated in the amount of total assets.

(ii)	As mentioned in note 1.(a), on November 30, 2007 COPEL Transmissão S.A. was split and its assets were partly incorporated by COPEL Geração e Transmissão S.A. and partly by COPEL Distribuição. For comparative purposes, the balances of COPEL Transmissão S.A. for December 31, 2006 and 2005 and the years then ended were reclassified into COPEL Geração e Transmissão S.A. and COPEL Distribuição.

(iii)	Comprised by the investments in the subsidiaries: Sercomtel S.A. – Telecomunicações, Sercomtel Celular S.A., Dominó Holdings S.A., Escoelectric Ltda., COPEL Amec S/C Ltda., Dona Francisca Energética S.A., Carbocampel S.A., Braspower International Engineering S/C Ltda. and Foz do Chopim Energética Ltda Also comprised by the investments in the subsidiaries Compagas, Elejor, Centrais Eólicas do Paraná Ltda., UEG Araucária (20% interest) and the wholly-owned subsidiary COPEL Empreendimentos Ltda, whose investments were eliminated in the amount of total assets.

(iv)	Comprised by the investment in the subsidiary UEG Araucária Ltda (60% interest) whose investment was eliminated in the amount of total assets.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Information on segment results for 2007, 2006 and 2005 is as follows:

	Year ended December 31, 2007

							Copel				Eliminations
		Generation and					Empreen-	UEG		Centrais	and	COPEL
	Holding	Transmission	Distribution	Partnerships	Telecom	Compagas	dimentos	Araucária	Elejor	Eólicas	adjustments	consolidated

Operating revenues
Revenues from external customers	-	1,460,077	5,972,013	-	63,893	251,245	-	164,913	7,953	-	-	7,920,094
Revenues from transactions with other subsidiaries	-	222,088	168,698	-	28,905	21,874	-	-	150,085	505	(592,155)	-
Value-added taxes on sales	-	(43,091)	(1,428,374)	-	(9,664)	(26,076)	-	-	(678)	-	-	(1,507,883)
PIS on sales	-	(21,195)	(62,688)	-	(604)	(4,333)	-	(1,721)	(1,067)	(4)	332	(91,280)
Cofins on sales	-	(97,631)	(283,628)	-	(2,789)	(19,955)	-	(7,926)	(4,747)	(15)	1,529	(415,162)
Regulatory Charges	-	(15,565)	(401,839)	-			-	(812)	(1,496)	-	-	(419,712)
Other charges and deductions on sales	-	(40,136)	(22,561)	-	(1,091)	(143)	-	-	-	-	-	(63,931)

Net Operating revenues	-	1,464,547	3,941,621	-	78,650	222,612	-	154,454	150,050	486	(590,294)	5,422,126

Operating expenses	(209,180)	(651,924)	(3,093,488)	(5,769)	(75,279)	(153,525)	(15)	(133,735)	(81,949)	(276)	590,294	(3,814,846)

Operating results before financial results and equity
in results of investees	(209,180)	812,623	848,133	(5,769)	3,371	69,087	(15)	20,719	68,101	210	-	1,607,280

Financial income	90,891	93,378	255,749	27,952	2,088	6,877	721	7,517	10,118	21	(99,295)	396,017
Financial expenses	(193,807)	(56,010)	(148,139)	(306)	(473)	(3,794)	(1,370)	(933)	(70,235)	(2)	99,295	(375,774)

Financial income (expenses), net	(102,916)	37,368	107,610	27,646	1,615	3,083	(649)	6,584	(60,117)	19		20,243
Equity in results of investees	1,346,837	148	-	43,690	-	-	12,527				(1,401,601)	1,601

Operating income (loss)	1,034,741	850,139	955,743	65,567	4,986	72,170	11,863	27,303	7,984	229	(1,401,601)	1,629,124

Non-operating results, net	12,909	(31,932)	(12,000)	376	(81)	-	-	1	-	-	(382)	(31,109)

Income before income taxes and non controlling
shareholders’ interest	1,047,650	818,207	943,743	65,943	4,905	72,170	11,863	27,304	7,984	229	(1,401,983)	1,598,015
Income taxes	58,960	(210,878)	(274,343)	165	(1,619)	(24,284)		(6,426)	(1,873)	(17)	-	(460,315)

Income (loss) before non controlling shareholders’
interest	1,106,610	607,329	669,400	66,108	3,286	47,886	11,863	20,878	6,111	212	(1,401,983)	1,137,700
Non controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	-	(31,090)	(31,090)

Net income (loss)	1,106,610	607,329	669,400	66,108	3,286	47,886	11,863	20,878	6,111	212	(1,433,073)	1,106,610

Depreciation and amortization (i)	-	(128,951)	(191,704)	(34)	(26,938)	-	-	-	-	-	-	(347,627)
Capital expenditure	-	(71,839)	(379,186)	(22)	(30,647)	(13,364)	-	(915)	(457)	-	-	(496,430)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

As mentioned in note 1.(a), on November 30, 2007 COPEL Transmissão S.A. was split and its assets were partly incorporated by COPEL Geração e Transmissão S.A. and partly by COPEL Distribuição. For comparative purposes, the balances of COPEL Transmissão S.A. for December 31, 2006 and 2005 and the years then ended were reclassified into COPEL Geração e Transmissão S.A. and COPEL Distribuição.

	Year ended December 31, 2006

		Generation					COPEL			Eliminations
		and					Empreen-	UEG		and	COPEL
	Holding	Transmission	Distribution	Partnerships	Telecom	Compagas	dimentos	Araucária	Elejor	adjustments	consolidated

Operating revenues
Revenues from external customers	-	1,305,332	5,718,723	-	58,054	227,202	-	108,924	3,091	-	7,421,326
Revenues from transactions with other subsidiaries	-	197,075	170,271	-	30,745	79,238	-	-	108,831	(586,160)
Value-added taxes on sales	-	(30,539)	(1,357,445)	-	(7,746)	(32,847)	-	233	(385)	-	(1,428,729)
PIS on sales	-	(22,793)	(68,834)	-	(578)	(5,178)	-	(651)	(741)	-	(98,775)
Cofins on sales	-	(101,910)	(313,736)	-	(2,668)	(23,850)	-	(2,999)	(3,376)	-	(448,539)
Regulatory Charges	-	(13,843)	(480,088)	-			-	(988)	(1,074)	-	(495,993)
Other charges and deductions on sales	-	(37,805)	(21,674)	-	(1,193)	(3)	-	-	-	-	(60,675)

Net Operating revenues	-	1,295,517	3,647,217	-	76,614	244,562	-	104,519	106,346	(586,160)	4,888,615

Operating expenses	146,389	(395,245)	(3,251,522)	(6,398)	(70,997)	(196,170)	(34)	(88,665)	(63,501)	586,245	(3,339,898)

Operating results before financial results and equity in
results of investees	146,389	900,272	395,695	(6,398)	5,617	48,392	(34)	15,854	42,845	85	1,548,717

Financial income	45,221	404,066	292,328	16,723	923	5,859	-	877	6,066	(42,860)	729,203
Financial expenses	(174,457)	(60,017)	(178,725)	(2,075)	(612)	(5,683)	-	(384)	(55,332)	42,775	(434,510)

Financial income (expenses), net	(129,236)	344,049	113,603	14,648	311	176	-	493	(49,266)	(85)	294,693
Equity in results of investees	1,317,590	-	-	19,906	-	-	10,032	-	-	(1,353,715)	(6,187)

Operating income (loss)	1,334,743	1,244,321	509,298	28,156	5,928	48,568	9,998	16,347	(6,421)	(1,353,715)	1,837,223

Non-operating results, net	395	(954)	(6,360)	(16,365)	(64)	371	-	-	-	-	(22,977)

Income before income taxes and non controlling
shareholders’ interest	1,335,138	1,243,367	502,938	11,791	5,864	48,939	9,998	16,347	(6,421)	(1,353,715)	1,814,246
Income taxes	(92,458)	(330,161)	(113,747)	(1,633)	(1,134)	(18,918)	-	373	-	-	(557,678)

Income (loss) before non controlling shareholders’
interest	1,242,680	913,206	389,191	10,158	4,730	30,021	9,998	16,720	(6,421)	(1,353,715)	1,256,568
Non controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(13,888)	(13,888)

Net income (loss)	1,242,680	913,206	389,191	10,158	4,730	30,021	9,998	16,720	(6,421)	(1,367,603)	1,242,680

Depreciation and amortization (i)	-	(124,810)	(177,117)	(34)	(26,938)	(6,688)	-	(26,679)	(10,128)	-	(372,394)
Capital expenditure	-	(126,844)	(346,122)	(5)	(30,349)	(10,776)	-	-	(91,644)	-	(605,740)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

As mentioned in note 1.(a), on November 30, 2007 COPEL Transmissão S.A. was split and its assets were partly incorporated by COPEL Geração e Transmissão S.A. and partly by COPEL Distribuição. For comparative purposes, the balances of COPEL Transmissão S.A. for December 31, 2006 and 2005 and the years then ended were reclassified into COPEL Geração e Transmissão S.A. and COPEL Distribuição.

	Year ended December 31, 2005

		Generation						Eliminations
		and						and	COPEL
	Holding	Transmission	Distribution	Partnerships	Telecom	Compagas	Elejor	adjustments	consolidated

Operating revenues
Revenues from external customers	-	987,475	5,573,941	-	57,075	181,438	1,369	-	6,801,298
Revenues from transactions with other subsidiaries	-	450,909	142,717	-	26,491	72,127	30,483	(722,727)
Value-added taxes on sales	-	(17,252)	(1,323,790)	-	(7,271)	(25,181)	-		(1,373,494)
PIS on sales	-	(17,985)	(58,315)	-	(543)	(2,833)	(207)	-	(79,883)
Cofins on sales	-	(87,868)	(257,126)	-	(2,507)	(13,052)	(956)	-	(361,509)
Regulatory Charges	-	(11,103)	(387,683)	-			(307)	-	(399,093)
Other charges and deductions on sales	-	(43,710)	(102,863)	-	(998)	(1,326)	-	1,189	(147,708)

Net operating revenues	-	1,260,466	3,586,881	-	72,247	211,173	30,382	(721,538)	4,439,611

Operating expenses	(36,582)	(764,626)	(3,294,628)	(5,341)	(64,226)	(159,191)	(16,511)	721,094	(3,620,011)

Operating results before financial results and equity
in results of investees	(36,582)	495,840	292,253	(5,341)	8,021	51,982	13,871	(444)	819,600

Financial income	15,199	106,573	238,810	41,865	1,218	3,732	2,143	(13,261)	396,279
Financial expenses	(119,792)	(239,158)	(129,253)	(811)	(428)	(6,518)	(15,028)	13,708	(497,280)

Financial income (expenses), net	(104,593)	(132,585)	109,557	41,054	790	(2,786)	(12,885)	447	(101,001)
Equity in results of investees	635,163			25,559				(651,674)	9,048

Operating income	493,988	363,255	401,810	61,272	8,811	49,196	986	(651,671)	727,647

Non-operating results, net	187	(270)	(10,560)	106	(99)	(10)	-	-	(10,646)

Income before income taxes and non controlling
shareholders’ interest	494,175	362,985	391,250	61,378	8,712	49,186	986	(651,671)	717,001
Income taxes	8,202	(69,910)	(114,059)	(2,606)	(2,964)	(16,528)	(335)	-	(198,200)

Income before non controlling shareholders’ interest	502,377	293,075	277,191	58,772	5,748	32,658	651	(651,671)	518,801
Non controlling shareholders’ interest	-	-	-	-	-	-	-	(16,424)	(16,424)

Net income	502,377	293,075	277,191	58,772	5,748	32,658	651	(668,095)	502,377

Depreciation and amortization (i)	-	(123,093)	(170,426)	(39)	(26,495)	(5,119)	(3,734)	-	(328,906)
Capital expenditure	-	(107,917)	(311,999)	-	(23,450)	(9,916)	(191,958)	-	(645,240)

(i) The total amount of depreciation and amortization described above is classified as Operating expenses.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

33 Subsequent Events

(a) Changes to the Brazilian Corporate Legislation

On December 28, 2007, Law no. 11,638 was enacted, changing, revoking, and introducing new provisions in the Brazilian Corporate Law, particularly in the chapter covering the disclosure and preparation of financial statements. Some of these provisions have changed, among other aspects, the criteria for recognition and valuation of assets and liabilities. These changes are effective for periods ending on and after January 1, 2008.

The main goal of this new law is to update the Brazilian corporate legislation so as to bring the accounting practices adopted in Brazil closer to the International Financial Reporting Standards (IFRS) and to allow new accounting rules and procedures to be issued by the Brazilian Securities and Exchange Commission (CVM) in compliance with international accounting standards.
Even though this law is in effect, some of the changes introduced by it need to be regulated. During the transition period until these regulations are issued, CVM, through Instruction no. 469, has made the full application of these rules optional for quarterly financial information issued in 2008 and has determined that some provisions shall be mandatory (articles 3 to 14).

Based on that, COPEL’s management has assessed the potential impacts of the new law, in particular the impact of articles 3 to 14 of CVM Instruction no. 469, and has not identified any material adjustments to be made to the financial information for the quarter ended on March 31, 2008.

As for the remaining provisions of the new law, management has chosen to record the related impacts, if any, during fiscal year 2008, as soon as the new regulations are issued.

A summary of the preliminary assessment of the application of the provisions of the new law, conducted by COPEL's management, is shown below:

(i) Mandatory application of articles 3 to 14 of CVM Instruction no. 469/2008 as of January 1, 2008:

Changes introduced by Law no. 11,638/2007	Impact on the Company

The interests of debenture holders, of employees and managers, even in the form of financial instruments, and of employee pension or healthcare organizations or funds, which do not qualify as expenses, shall be classified in the Statement of Income for the respective period.
The Company already adopts this practice in its Consolidated Financial Statements as far as the interests of employees and their pension or healthcare organizations or funds.

All public companies shall disclose information about stock-based compensation in their quarterly reports and in their financial statements pursuant to the guidelines contained in item 25.10 of Letter CVM/SNC/SEP no. 01, dated February 14, 2007, until CVM issues specific regulation about this matter.
Not applicable to the Company.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Introduction of the concept of present value adjustment for long-term asset and liability transactions and for material short-term transactions.	The Company has reviewed its accounts, taking into consideration the introduction of this concept, and has not identified any material amounts to be recorded in future periods.

Elimination of the possibility of recording: (i) premiums received in the issue of debentures; and (ii) donations and subsidies for investments (including tax breaks) directly as capital reserves under shareholders’ equity. That means donations and subsidies for investments will now be recorded to income. To avoid their distribution as dividends, the amount of donations and subsidies may be allocated, after being recorded to income, to a tax break reserve.
Not applicable to the Company.

Elimination of the revaluation reserve. Any existing balances in revaluation reserves shall be maintained until their actual realization or reverted by the end of the fiscal year in which the Law came into force.

Jointly-controlled subsidiary Dominó Holdings and subsidiaries Sercomtel Telecomunicações and Sercomtel Celular have revaluation reserve balances which have been excluded for purposes of equity and consolidation and to adjust the accounting practices of these subsidiaries to those of the parent company.

The reconciliation note referred to in article 5, paragraph 2, section III of CVM Instruction no. 331, dated April 4, 2000, shall not be required of companies which sponsor Brazilian Depositary Receipt (BDR) programs and whose financial statements, in the country of origin or which are disclosed in foreign markets for purposes of registration, are prepared in compliance with the international accounting rules issued by the International Accounting Standards Board (IASB).
Not applicable to the Company.

Requirement that the assets and liabilities of a company in the process of being incorporated as a result of transactions that involve incorporation, merger, or split between independent parties resulting in actual transfer of control be recorded at market value.
Not applicable to the Company.

Elimination of the materiality threshold for the adjustment of investments in subsidiaries and investees under the equity method and replacement of the parameter of 20% of the investee’s stock capital by the parameter of 20% of the investee’s voting stock.
Not applicable to the Company.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Changes to article 5 of CVM Instruction no. 331, dated April 4, 2000, which addresses the registration of companies for the issue and trading of Brazilian Depositary Receipts - Level II and III BDR Programs tied to securities issued by public companies or similar entities headquartered abroad.	Not applicable to the Company.

(ii) Application of the remaining provisions of the new law, which at the Company’s discretion shall be recorded in its financial statements, should they have any material impact, during fiscal year 2008:

Changes introduced by Law no. 11,638/2007	Impact on the Company

Replacement of the Statement of Changes in Financial Position by the Statement of Cash Flows.	The Company has already presented this statement in compliance with ANEEL requirements.

Addition of the Statement of Added Value, applicable to public companies, which features the value added by the Company and a breakdown of the sources and allocations of these amounts.	The Company has already presented this statement in compliance with ANEEL requirements.

Possibility of maintaining separate recording of transactions for purposes of tax legislation and then make any necessary adjustments to ensure their compliance with the accounting practices.	The Company is waiting for regulation of this issue and for a statement by the tax authorities.

Creation of a new subset of accounts for intangible items, including goodwill, for purposes of presentation as part of the balance sheet. This set of accounts shall record any rights to non-physical assets assigned to the operation of the Company or exercised with this purpose, including acquired stock in trade.
The Company will reclassify R$ 4,783 in goodwill recorded in the acquisition of interests in investees, which are currently recorded under Investments, to the Intangible Assets and Liabilities subset.

Mandatory recording under property, plant, and equipment of any rights to physical assets assigned to the operation of the Company, including those resulting from transactions which transfer to the Company the benefits, risks, and control of these assets (such as finance leases).
Not applicable to the Company.

Modification of the criteria for amounts recorded under deferred assets/liabilities. Only pre-operational expenses and restructuring expenses which effectively contribute to the increase in the income of more than one fiscal year and which do not characterize only a cost reduction or operational efficiency gain shall be recorded in this subset.
The Company is waiting for the issue of regulation concerning this matter so it can assess any potential impacts.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Requirement that the Company periodically assess its ability to recover the amounts recorded under property, plant, and equipment, intangible assets, and deferred assets, in order to ensure that: (i) any losses due to non-recovery of these assets are recorded as the result of a decision to discontinue the activities related to these assets or when there is evidence that the results of operations will not be sufficient to ensure the realization of these assets; and (ii) the criteria used to determine the estimated remaining useful lives of these assets for purposes of recording their depreciation, amortization, and depletion are reviewed and adjusted.

The Company already adopts this practice. Most assets which make up the property, plant, and equipment of the Company and its subsidiaries are tied to the concession, and, according to the concession agreements signed by the Company as a public service concession holder, any residual value of these assets shall be refunded to it upon expiration of the concession. This fact significantly reduces the risk of any impact to the Company’s financial statements in connection with the recovery of assets.

Creation of a new subset of accounts, named equity evaluation adjustments, under shareholders’ equity, to allow the recording of certain market value evaluations, particularly those of financial instruments; the recording of exchange rate variations on equity investments abroad assessed under the equity method (until December 31, 2007, these variations were recorded to income); and market value adjustments to liabilities and assets, due to mergers and incorporations between unrelated parties resulting in actual transfer of control.

COPEL will wait for the issue of regulation covering this matter and will simultaneously engage a company specializing in financial valuations to help it assess any potential impacts on the 2008 financial statements. Given the fact that COPEL is subject to the Public Tender Law, as it is a mixed capital company, this process will be carried out during this year.

Requirement that all financial instruments, including derivatives, be recorded: (i) at market value or equivalent value, in the case of instruments assigned to trading or available for sale; and (ii) at acquisition cost or face value, restated in compliance with legal and contractual provisions and adjusted to the likely realization value, whenever the latter is lower than the former.

COPEL will wait for the issue of regulation covering this matter and will simultaneously engage a company specializing in financial valuations to help it assess any potential impacts on the 2008 financial statements. Given the fact that COPEL is subject to the Public Tender Law, as it is a mixed capital company, this process will be carried out during the next year.

(b) Acquisition of investment

On January 14, 2008, COPEL, through its wholly-owned subsidiary COPEL Participações, became the holder of 45% of the share capital of Dominó Holdings S.A., by acquiring a 30% interest held by Sanedo Participações Ltda. for R$110,226, with an approximate negative goodwill of R$71,350. The basis for this acquisition is the expectation of future losses of the investee.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

(c) Annual tariff adjustment – June 2008

On June 23, 2008, ANEEL required us to decrease our tariffs by an average of 3.35%, of which -7.17% as tariff repositioning and 3.83% as external financial components, pursuant to the second periodic revision.

34 Supplemental Information - Consolidated statements of cash flows

Brazilian GAAP does not require the presentation of a statement of cash flows. This statement in Brazilian GAAP is presented as supplementary information to the primary financial statements and are in line with International Accounting Standards No. 7, as mentioned in Note 35 (a) (iii). The presentation of the statement of cash flows describing cash flows from operating, financing and investing activities is presented as follows:

	Year ended December 31

	2007	2006	2005

Cash flows from operating activities
Net income for the year	1,106,610	1,242,680	502,377
Adjustments to reconcile net income to cash provided by
operating activities
Depreciation and amortization	422,049	372,395	328,906
Profit (loss) on disposal of property, plant and equipment and	31,381	14,721	24,336
other
Equity in results of investees and amortization of goodwill	9,658	6,187	(9,048)
Reserves and write-off of non-current assets	250,365	90,994	85
Unrealized monetary and foreign exchange variations, net	81,919	(14,751)	(12,492)
Deferred income taxes	(75,853)	123,079	(50,028)
Non controlling shareholders’ interest	31,090	13,888	16,424
Review adjustment share – transmission utilities’ rate review
(Note 9(c))	42,496	-	-
Renegotiation of CIEN contract	(62,862)	-	-

Decrease (increase) in assets
Accounts receivable, net	(118,420)	(99,007)	(164,286)
Dividends received	9,797	15,376	(779)
Materials and supplies	(751)	(14,854)	(5,958)
Recoverable rate deficit (CRC)	111,267	31,038	15,137
Deferred regulatory asset		63,259	171,662
Regulatory asset - Pis and Cofins	3,408	37,851	(7,058)
Recoverable taxes	74,441	(101,752)	(44,671)
Judicial deposits	(9,900)	(55,597)	1,479
Other assets	(21,860)	35,152	(32,167)
Increase (decrease) in liabilities
Suppliers	(25,976)	(725,037)	315,047
Interest and monetary variation on loans and long-term debt	(304,804)	(4,327)	13,737
Taxes on sales and others	(52,618)	(70,895)	68,702
Accrued payroll costs	11,901	25,892	23,858
Pension and health-care plans	(125,425)	(170,584)	(64,171)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

	Year ended December 31

	2007	2006	2005

Deferred regulatory liabilities	-	177	90,576
Provision for contingencies	-	(6,357)	(4,493)
Regulatory charges	(18,983)	18,908	(22,855)
Cross-currency interest rate swaps	-	-	(124,629)
Non controlling shareholders’ interest	(5,469)	113,703	6,204
Research and development and Energy Efficiency Program	10,964	35,339	29,988
Other accrued liabilities	(17,151)	(65,947)	29,220

Net cash provided by operating activities	1,357,274	911,531	1,095,103

Cash flows from investing activities
Business acquisitions of UEG Araucaria, less cash acquired	-	(426,306)	-
Business acquisitions of Centrais Eolicas do Parana, less cash
acquired	(1,393)	-	-
Disposals (additions) of other investments	(12,953)	5,463	(2,561)
Additions to property, plant and equipment	(516,142)	(567,778)	(668,866)
Collateral Deposits	(76,596)	-	-
Customers' contributions (special obligations)	48,580	43,489	39,675
Additions to intangible assets	(4,407)	(5,747)
Proceeds from sales of property, plant and equipment	6,653	-	-
Deferred charges	(341)	(145)	(752)

Net cash used in investing activities	(556,599)	(951.024)	(632,504)

Cash flows from financing activities
Short-term loans, net
Issuances of long-term debt	346,592	16,937	35,532
Repayments of long-term debt	(99,853)	(87,209)	(473,319)
Debentures – issuances		600,000	773,742
Repayments of debentures	(717,738)	-	(100,000)
Dividends paid (interest on equity)	(292,809)	(117,997)	(99,880)

Net cash provided by (used in) financing activities	(763,808)	411,731	136,075

Net increase in cash and cash equivalents	36,867	372,238	598,674

Cash and cash equivalents, beginning of the year	1,504,004	1,131,766	533,092
Cash and cash equivalents, end of the year	1,540,871	1,504,004	1,131,766

	36,867	372,238	598,674

Supplementary cash flow information
Income taxes paid	387,049	483,389	216,844
Interest paid, net of amount capitalized	307,239	246,039	148,338

Transactions not affecting cash

Business acquisitions
Assets acquired, including goodwill	2,164	478,985	-

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

	Year ended December 31

	2007	2006	2005

Liabilities assumed	(21)	(42,422)	-

Purchase price paid	2,143	436,563	-
Cash acquired	(750)	(10,257)	-

Purchase price, net of cash acquired	1,393	426,306	-

35 Summary of Principal Differences between Brazilian GAAP and U.S. GAAP

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

For purposes of the U.S. GAAP reconciliation, shareholders' equity under U.S. GAAP was increased by R$514,240 and R$699,587 as of December 31, 2007 and 2006, respectively, due to the additional inflation restatement adjustments, net of depreciation. These amounts generated increases in depreciation and amortization charges of R$158,817, R$156,653 and R$147,485 in 2007, 2006 and 2005, respectively (2005 amount is net of amortization of remeasurement of special obligations).

a(ii) Concession arrangements

When concessions expire unrenewed, the property, plant and equipment reverts to the Brazilian government and under Brazilian legislation COPEL is required to be reimbursed by the Brazilian government for the amounts of Brazilian GAAP book value of such assets at that time. Under Brazilian

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

GAAP, property, plant and equipment are recorded at construction cost or purchase price and are depreciated over their useful lives. All existing infrastructure assets were acquired by COPEL with none having been received as a result of the concession agreement.

Under US GAAP the individual property, plant and equipment accounting balances may be more or less than the Brazilian GAAP balances due to supplementary accounting for inflation in 1996 and 1997, the capitalization of interest costs related to construction in progress, special obligations, indemnification costs and fair value adjustments on acquisition as described in Note 35.a(iv) to the December 31, 2007 financial statements. Under US GAAP property, plant and equipment are depreciated over their useful lives to salvage or residual value at the end of the concession period. The residual value at the expiration of the concession agreement is the Brazilian GAAP book value of the property, plant and equipment, which is equal to the amount to be reimbursed by the Brazilian government at that time.

a(iii) Statement of cash flows

The cash flow statements presented in Note 34 are presented in accordance with Brazilian GAAP. The cash flow classification rules established by the Brazilian GAAP are in line with International Accounting Standard No. 7.

a(iv) Regulated accounting policies

a(iv).1 Capitalization of interest costs relating to construction in progress

Under Brazilian energy sector regulated accounting, through March 1999 COPEL imputed interest on shareholders' funds applied in construction in progress and such interest was capitalized. Additionally, as from December 31, 1995 COPEL started capitalizing interest costs and related monetary and exchange variations of borrowed funds to construction in progress.

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

a(iv).2 Special obligations

Special Obligations represent Brazilian Federal Government and consumers’ contributions to the cost of expanding the electric power supply system, which is presented as a reduction to property, plant and equipment under Brazilian GAAP. For regulatory purposes, the depreciation of these assets was included in the tariff rate setting process and the corresponding liability was recorded for the amount of the total contributions. Under U.S. GAAP, Special Obligations were considered a reimbursement of asset’s construction and/or acquisition costs and were amortized since their contribution to the Company.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

On October 31, 2006, ANEEL issued a new regulation which changed the treatment of special obligations with respect to the tariff setting process. The regulation establishes, among other items, that beginning on the date of the next respective tariff revision, the special obligations would be amortized as a reduction of net allowable costs over future periods, thereby reducing tariffs. Consequently, in accordance with SFAS No. 71 “Accounting for the Effects of Certain Types of Regulation”, after the issuance of this regulation, the special obligations became a regulatory liability. According to the aforementioned regulation, the accounting treatment for Special Obligations under Brazilian GAAP changed and, as from 2006, they started to amortize prospectively beginning on the date future tariff reviews for each distribution concessionaire.

As a consequence, in order to reflect the new regulatory rules, the amount related to Special Obligations that had been amortized up to 2005, including the respective deferred taxes recognized, were reversed as a charge to the 2006 income statement under U.S. GAAP.

The details of these adjustments are as follows:

Amounts adjusted to U.S. GAAP income statement	2006

Reversal of special obligations amortization (recognized through property, plant
and equipment)	(303,926)
Reversal of deferred taxes	103,335

Net amount	200,591

After such adjustments, the balance of Special Obligations presented under Brazilian GAAP equals such balance presented under U.S. GAAP, and the respective amortization, to be recognized by the Company as from future tariff reviews will be the same in both Brazilian GAAP and U.S. GAAP.

a(iv).3 Indemnification costs

Brazilian utility companies are allowed to capitalize excess costs incurred in the course of building new plants, such as contractual penalties on delays in construction or contractors' claims and provision for labor contingencies recorded after the construction is concluded and the plants are already operating. Under U.S. GAAP, such excess costs would not be capitalized.

a(iv).4 Deferred regulatory asset

Under Brazilian GAAP, COPEL has applied regulatory accounting for its distribution company for all years presented. Under U.S. GAAP, COPEL applies regulatory accounting. However, as from July 2003, COPEL has provided discounts on the full tariff approved by the regulator, ANEEL, for payments made by customers on the due date. With this discount COPEL is no longer reasonably assured of charging a tariff sufficient to recover all of its deferred costs. Accordingly, COPEL has written-off its deferred regulatory assets as of December 31, 2005 and for the year then ended for U.S. GAAP purposes.

For purposes of the U.S. GAAP reconciliation, shareholders' equity under U.S. GAAP was decreased by R$133,654 as of December 31, 2005. These adjustments increased net income under U.S. GAAP by R$133,654 in 2006 and R$255,180 in 2005. As of December 31, 2005, the following deferred regulatory assets and liabilities were written-off:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

	December 31, 2005

		Non-
	Current	current	Total

Deferred regulatory assets – CVA	128,187	8,559	136,746
Deferred regulatory liabilities – CVA	(65,664)	(24,912)	(90,576)
Regulatory asset - PIS and Cofins	43,876	43,608	87,484

	106,399	27,255	133,654

In June 2006, the Company stopped granting discounts on the tariff approved by the regulatory body, ANEEL. Consequently, for U.S. GAAP reconciliation purposes, there are no adjustments of this nature to the shareholders equity as of December 31, 2007.

a(iv).5 Regulatory adjustment

Under Brazilian GAAP, ANEEL regulations and IBRACON, through Technical Notice 03/2006, required adjustments related to research and development programs (R&D) and energy efficiency programs (EEP) directly against shareholders’ equity in the amount of R$43.641 as of December 31, 2006.

Under U.S. GAAP, regulatory adjustments requiring increases in costs or reductions in revenues are recorded against income.

a(v) General accounting policies

a(v).1 Pension and other benefits

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

Under U.S. GAAP, SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”, amended in 2006 by SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" require recognition of costs on a more comprehensive accrual basis. Under SFAS No. 158, U.S. GAAP requires the recognition of either an asset or a liability, stated at fair value, for the difference between projected benefit obligations (as defined in SFAS No. 87 and SFAS No. 106) and plan assets, and all the changes in that funded status to be recognized through comprehensive income. SFAS No. 158 also establishes the measurement date of plan assets and obligations as the date of the employer's fiscal year end, and provides for additional annual disclosures. The disclosures required by SFAS No. 158 are presented in Note 35.c.(iii) below.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

a(v).2 Goodwill adjustment

Sercomtel S.A. - Telecomunicações and Sercomtel Celular S.A.

Under Brazilian GAAP the goodwill on the purchase of the 45% interest in Sercomtel S.A. - Telecomunicações and Sercomtel Celular S.A. is being amortized over ten years.

For U.S. GAAP reconciliation purpose, the Company, according to SFAS 142, stopped amortizing goodwill as from January 1, 2002 and reviewed it for impairment in accordance with paragraph 19(h) of APB18 "The Equity Method of Accounting for Investments in Common Stock". The reversal of the amortization for the years ended December 31, 2007, 2006 and 2005 was R$4,808, in each year.

For 2007, the company identified a need of recognition of provision for impairment on the goodwill related to Sercomtel Celular S.A., in the amount of R$3,687. No goodwill impairment was identified for the investment on Sercomtel S.A. – Telecomunicações.

Centrais Elétricas Rio Jordão - Elejor

In 2004, the Company acquired 30% of the common shares of Elejor and recorded R$22,626 of goodwill under Brazilian GAAP. Under U.S. GAAP, fair values are assigned to assets acquired and liabilities assumed and the residual of consideration paid over the fair value of assets and liabilities is recorded as goodwill. According to SFAS 142, goodwill is no longer amortized as from January 1, 2002, but instead assigned to an entity’s reporting units and tested for impairment at least annually. The difference between goodwill calculated under Brazilian GAAP and U.S. GAAP is represented by fair value adjustments at the date of acquisition:

2004

Goodwill recorded under Brazilian GAAP - 30% of ELEJOR’s common shares	22,626
Fair value adjustments	5,251

Goodwill recorded under U.S. GAAP - 30% of ELEJOR’s common shares	27,877

The reversal of the amortization of goodwill in Elejor for the year ended December 31, 2007 was R$1,319 (2006 – R$565). No goodwill impairment was identified.

COPEL Empreendimentos Ltda.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

In 2006, the Company acquired the quotas of El Paso Empreendimentos Ltda, parent company of UEG Araucária, and changed its name to COPEL Empreendimentos Ltda, as described in Note 35 a(v)13. As a result of this acquisition, COPEL recorded R$53,954 of goodwill under Brazilian GAAP, which started to amortize in 2007. The reversal of the amortization recorded in 2007 amounted to R$2,346.

a(v).3 Equity in results of investees

Under Brazilian GAAP, the equity method of accounting is applied for investments where the investor has influence and/or at least 20% interest and also for investments considered significant, which includes interest between 10% and 19% that represent more than 10% individually or 15% in aggregate in relation to the investors’ shareholders' equity.

Under U.S. GAAP, the equity method is only required for investments with significant influence in investments with interest less than 20% and when interests exceed 20% as established in APB 18 - Equity Method of Accounting for Investments in Common Stocks.

Based on the above, Dominó Holdings S.A. (15% interest) would have been accounted for under the cost method because the Company does not have significant influence. Therefore, for U.S. GAAP reconciliation purposes, Dominó Holdings S.A. equity results are reversed. The Company received dividends from Dominó Holdings S.A. in the amount of R$2,175 in 2007 (2006 - R$2,010 and 2005 - R$2,175).

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

a(v).4 Deferred charges

Brazilian GAAP permits deferral of pre-operating expenses incurred in the construction or expansion of a facility before the facility begins operations, research and development expenditure and other items.

Under U.S. GAAP research and development and pre-operating costs are expensed as incurred and recorded in the statement of operations within general and administrative expense. For purposes of the U.S. GAAP reconciliation, shareholders’ equity under U.S. GAAP was decreased by R$5,172 as of December 31, 2007 (2006 - R$5,208).

a(v).5 Tax incentives recognition

Under Brazilian GAAP, tax incentives gains are recorded directly against shareholders’ equity. For 2007 the tax incentives gains amount to R$21,047.

Under U.S. GAAP, tax incentives gains are recorded against the statement of operations.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

a(v).6 Income taxes

Under Brazilian Accounting Principles, deferred income tax liabilities are recognized based on the amount of future expected taxes to be paid. Deferred income tax assets related to deductible temporary differences or tax loss carryforwards are recognized when there is a reasonable certainty that the Company will generate profits against which it can offset such an asset. In addition, there are no expiration dates for the tax loss carryforwards.

Under U.S. GAAP, deferred income tax assets related to deductible temporary differences or tax loss carryforwards are recognized and, if necessary, a valuation allowance is recorded if it is more likely than not that such assets will not be realized.

According to U.S. GAAP, the Company has recorded additional deferred tax assets and liabilities for income tax and social contribution tax, as presented below:

	As of December 31

	2007	2006

Deferred tax asset under U.S. GAAP	527,005	446,412
Deferred tax liability under U.S. GAAP	(356,195)	(458.032)

Net deferred tax asset under U.S. GAAP	170,810	(11,620)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods for which deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowance at December 31, 2007. The amount of the deferred tax assets is considered realizable; however, could be reduced in the near term if estimates of future taxable income are reduced.

The Company adopted the provisions of FIN 48 on January 1, 2007 and recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As a result of the implementation of FIN 48, the company did not record any further tax benefit or a liability related to uncertainty in income taxes, beyond those already recorded under Brazilian Accounting Principles (note 21).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

The Company and its subsidiaries file federal income tax returns only in Brazil. For years before 2002, the Company is no longer subject to Brazilian federal income tax examinations. All income before taxes, Non controlling shareholders’ interest and related income taxes are from Brazilian sources. The main lawsuits challenges by the Brazilian Revenue Service are described in note 21. Management, based on the opinion of the legal counsel, considers that there are no significant risks that are not covered by liabilities already recorded or that would result in a material change to its financial position or results of operations. The Company cannot predict that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company’s policy is to record penalties and interests related to unrecognized tax benefits as financial expenses in the consolidated statements of income. For the balances shown in note 21, the Company made escrow deposits waiting for the final decision by the Brazilian courts. Therefore the company is not subject to penalties and the interest expenses are offset by the monetary restatement applied to the judicial deposits.

For purposes of the U.S. GAAP reconciliation, the adjustment for deferred taxes relates to the U.S. GAAP adjustments.

a(v).7 Comprehensive income

Brazilian GAAP does not recognize the concept of comprehensive income.

Under U.S. GAAP, SFAS 130, "Reporting comprehensive income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity. For U.S. GAAP reconciliation purposes, the amounts related to the initial transistion obligation and unrecognized gains (losses) of the pension plan and the related deferred tax effect were recorded as adjustments directly to equity and have been considered as other comprehensive income.

The components of accumulated other comprehensive income are as follows:

	December 31

	2007	2006

Unrecognized gain and loss	643,918	707,712
Income tax	(218,932)	(240,622)

Total accumulated other comprehensive loss (loss)	424,986	467,090

a(v).8 Earnings (loss) per share

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Since the preferred and common shareholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the ''two-class'' method. The ''two-class'' method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends declared as required by the Company's by-laws and participation rights in undistributed earnings calculated in accordance with the rights to dividends of each class of shares as discussed on Note 23 (a). At the meeting held on March 31, 2004, the EITF came to a final consensus about EITF 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128". Usually, participating securities entitle the holder to a portion of a company's income frequently through a formula related to dividends of the common shares of the company. This standard clarifies the term "participating securities", under FASB No. 128. When an instrument is considered as a "participating security", it has the potential of significantly reducing the basic earnings per common share and therefore the "two-class method" should be used to compute the effect of the instrument on earnings per share. The consensus also includes other instruments which terms include a specific participation, as well as allocation of loss. If undistributed gains should be allocated in "participating securities" using the "two-class method", losses should also be allocated. However, EITF 03-6 limits this allocation only to situations in which the securities have (1) the right to profit sharing in the company, and (2) an objective and determinable contractual obligation for participation in the company's losses. The consensus obtained with EITF 03-6 is effective for fiscal years starting after March 31, 2004. EPS in prior years should be retroactively adjusted to comply with EITF 03-6. The basic and dilutive earnings per share are presented on the table in Note 35 b(ii).

As mentioned in Note 23 (a), the shareholders approved during 2007 and 2006 the conversion of 1,298 and 4,075 preferred shares "A" into preferred shares "B", respectively.

As also mentioned in the related note, on August 6, 2007, the Company completed a reverse stock split, in the ratio of 1,000 to 1, with shares being traded in a standard lot of 100 and prices being quoted per share. Each share entitles its holder to one vote in the general shareholders’ meetings. For comparison purposes, Earnings per Share for the years ended December 31, 2006 and 2005 are presented considering the same ratio.

Earnings (loss) per share data is presented per shares. Such presentation is consistent with the practice in Brazil of trading and quoting shares in share lots.

a(v).9 Segment reporting

Under Brazilian GAAP, there is no requirement to present disaggregated information with respect to business segments of an enterprise.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Under U.S. GAAP, SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", requires that public enterprises disclose certain information about segments on the basis that top management uses to allocate resources among segments and evaluate their performance. The Company operates principally in the energy business and the Company’s business segments are represented by COPEL S.A. (Holding) and its wholly-owned subsidiaries: COPEL Geração and Transmissão S.A. (Generation and Transmission), COPEL Distribuição S.A. (Distribution), COPEL Participações S.A. (Partnerships); COPEL Telecomunicações S.A. (Telecom), Companhia Paranaense de Gás – COMPAGAS, Centrais Elétricas do Rio Jordão S.A. – ELEJOR, COPEL Empreendimentos Ltda., UEG Araucária Ltda. and Centrais Eólicas do Paraná Ltda, which are presented in Note 32.

As mentioned in note 1.(a), on November 30, 2007 COPEL Transmissão S.A. was split and its assets were partly incorporated by COPEL Geração e Transmissão S.A. and partly by COPEL Distribuição. As required by SFAS – 131 – “Disclosure about segments of an enterprises and related information”, as the Company has changed the structure of its internal organization for comparative purposes, the balances of COPEL Transmissão S.A. for December 31, 2006 and 2005 and the years then ended were reclassified into COPEL Geração e Transmissão S.A. and COPEL Distribuição.

a(v).10 Impairment of long-lived assets

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event when such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written down to recoverable values, preferably based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure that the asset is depreciated according to the estimated net realizable values at the estimated date of substitution.

Under U.S. GAAP, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from identified asset groups, representing the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets, is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

There were no differences relating to impairment provisions, between Brazilian GAAP and U.S. GAAP financial statements, and there were no circumstances or events to require the impairment tests to be performed for U.S. GAAP, for the years presented.

a(v).11 Disposal of assets

Under Brazilian GAAP, disposals of assets are recorded as a non-operating expense. Under U.S. GAAP, disposals of assets are classified as an operating expense. The amount of disposals of assets recorded as non-operating expense in 2007, 2006 and 2005 is R$13,568, R$5,772 and R$8,370, respectively.

a(v).12 Centrais Elétricas do Rio Jordão S.A. - Elejor

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Acquisition of Elejor

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

Purchase of the preferred shares subscribed by ELETROBRÁS

Under the shareholders’ agreement of ELEJOR, ELEJOR is required to purchase the preferred shares subscribed by ELETROBRÁS in 32 quarterly installments, adjusted by the IGP-M plus interest of 12% per year less dividends paid, beginning in 24 months after the start-up of ELEJOR. Under Brazilian GAAP, interest and monetary variation of R$49,352 is recorded in the long-term loans and financing as of December 31, 2006, and upon consolidation ELEJOR preferred shares held by ELETROBRÁS are recorded in the Non controlling shareholders’ interest totaling R$64,477 and R$65,134, as of December 31, 2006 and 2005, respectively. Under U.S. GAAP, as required by SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity", the redeemable shares of ELETROBRÁS in ELEJOR in the amount of R$98,511 should be recorded in the long-term liabilities, as of December 31, 2006.

As of December 31, 2007, for Brazilian GAAP purposes the Company has recorded the amount of R$94,709 in the long-term liabilities. Consequently, for U.S. GAAP purposes, there are no adjustments of this nature for 2007.

Payment of concession

ELEJOR signed the concession agreement on October 25, 2001 which has a term of 35 years for the Santa Clara and Fundão hydroelectric plants. ELEJOR will pay the Federal Government for the exploitation of hydro-electrical resources, from the sixth through the end of the 35th year, with annual payments of R$19 million (original amount), payable in monthly installments, beginning on October 25, 2006. This amount is monetarily adjusted, on an annual basis, by the IGP-M. As of December 31, 2007, the contractual obligation, monetarily adjusted, for the payments through the end of the concession totaled R$996,019 (equivalent to R$297,093 at its present value).

Under Brazilian GAAP, the costs related to the contractual obligations for the payments through the end of the concession are recorded similar to rental agreements.

Under U.S. GAAP, the contractual obligations were recorded at present value as a liability, with an offsetting entry as intangible assets, at the date of the acquisition of the concession. As from that date, the reversal of the present value of the liability was recorded as an increase on the intangible assets until the related PP&E became operational and as a financial expense there from. The intangible asset recorded is realized through amortization considering the period from the beginning of operations of related PP&E and the remaining term of the concession.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

	2007

			Amounts	Amounts
			recorded in	recorded in
	Concession	Intangible	shareholders'	statements of
	liability	asset	equity	operations

Net present value at the date of the
acquisition of the concession	98,028	98,028	-	-
Increase of the liability as a result of
monetary adjustment and present value
adjustment reversal	199,065	165,892	(33,173)	(13,883)
Amortization of intangible concession
asset	-	(16,454)	(16,454)	(9,168)

Amounts recorded as of and for the year
ended December 31, 2007 under U.S.
GAAP	297,093	247,466	(49,627)	(23,051)

Liability recorded under Brazilian GAAP as
of December 31, 2007 under Brazilian
GAAP	27,084	-	27,084	(5,086)

				2006

			Amounts	Amounts
			recorded in	recorded in
	Concession	Intangible	shareholders'	statements of
	liability	asset	equity	operations

Net present value at the date of the
acquisition of the concession	98,028	98,028	-	-
Increase of the liability as a result of
monetary adjustment and present value
adjustment reversal	185,182	165,892	(19,290)	(19,290)
Amortization of intangible concession
asset		(7,286)	(7,286)	(7,286)

Amounts recorded as of and for the year
ended December 31, 2006 under U.S.
GAAP	283,210	256,634	(26,576)	(26,576)

Liability recorded under Brazilian GAAP as
of December 31, 2006 under Brazilian
GAAP	32,170	-	32,170	32,170

a(v).13 Acquisition of COPEL Empreendimentos Ltda. (former El Paso Empreendimentos e Participações Ltda.)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

On May 30, 2006, the Company acquired from Aquamarine Holding Power Holdings, all the quotas of El Paso Empreendimentos e Participações, which held 60% of capital quotas of UEG Araucária. The amount paid for this acquisition was R$436,563.

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

(*) The purchase price allocation identified an intangible asset related to the right to explore UEG Araucária generation concession. The total amount assigned to the intangible asset will be amortized from October 2006 (beginning of UEG operations) to December 22, 2029 (date the concession expires), therefore resulting in an annual amortization rate of 4.3% . The amortization expense recorded under U.S. GAAP was R$7,914 and R$1,979 in the years ended 2007 and 2006, respectively.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

a(v).14 Acquisition of Centrais Eólicas do Paraná

Centrais Eólicas do Paraná Ltda. was created in 1998, whose quota holders were Copel Participações S/A and Wobben Windpower Ind. e Comercio Ltda. The company’s commercial activities started in February, 1999.

In September, 2007, Copel Geração S/A acquired Wobben Windpower’s 70% interest in Centrais Eólicas do Paraná. The amount paid for this acquisition was R$ 2.143. After this operation, Copel Participações S/A and Copel Geração e Transmissão S/A became the owners of Ceopar.

The results of operations of Centrais Eólicas do Paraná are included in the Company’s income statements as from September 1, 2007.

The fair values of the assets acquired and liabilities assumed at the date of acquisition are summarized in the table below:

2007

Current Assets	1.954
Income tax (*)	436
Property, plant and equipment (*)	701

Total assets acquired	3.091

Current liabilities	30

Total liabilities assumed	30

Net assets	3.061

Percentage acquired	70%
Net assets acquired	2.143
Total amount paid	2.143

(*) The purchase price allocation identified a negative goodwill which was allocated as a pro rata reduction of the property, plant and equipment amounts. The total amount assigned to property, plant and equipment will be amortized from over the useful lives of the respective assets.

a(v).15 Financial statement note disclosures

Brazilian GAAP in general requires less information to be disclosed in the notes to the financial statements than U.S. GAAP. The additional disclosures required by U.S. GAAP, which are relevant to the accompanying financial statements, are included herein.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

a(v).16 Reclassifications

Provisions for contingencies

Under Brazilian GAAP, the provisions for contingencies are stated net of their corresponding judicial deposits in the financial statements.

Under U.S. GAAP, the balances of the provisions for contingencies and their corresponding judicial deposits are recorded gross. Accordingly, non-current assets and long-term liabilities under U.S. GAAP would be increased by R$65,018 and R$35,234 at December 31, 2007 and 2006, respectively. This difference has no net income or equity effect.

(b) Reconciliation of differences between Brazilian GAAP and U.S. GAAP

b(i) Shareholders' equity reconciliation of the differences
between Brazilian GAAP and U.S. GAAP

		December 31

	Ref. to
	Note 35	2007	2006

Shareholders’ equity under Brazilian GAAP		7,236,177	6,376,270
Increase (decrease) due to remeasurement up to December 31, 1997, based on IGP-DI
Property, plant and equipment
Cost	a.(i)	5,090,269	5,116,799
Accumulated depreciation	a.(i)	(4,576,029)	(4,417,212)

		514,240	699,587

Different criteria for
Capitalization of interest during construction
Reversal of interest capitalized under Brazilian regulated accounting,
net of accumulated depreciation	a.(iv).1	(314,959)	(359,274)
Reversal of monetary and exchange variations and administrative expenses capitalized under Brazilian regulated accounting, net of
accumulated depreciation	a.(iv).1	(279,519)	(287,616)
Capitalization of interest under U.S. GAAP	a.(iv).1	1,108,273	1,069,790
Depreciation of capitalized interest under U.S. GAAP	a.(iv).1	(791,309)	(755,846)
Reversal of indemnification costs, net of accumulated amortization	a.(iv).3	(202,610)	(108,172)
Pension Plan adjustment	a.(v).1	863,941	947,227
Goodwill adjustment	a.(v).2	37,765	30,046
Impairment of investment	a.(v).2	(3,687)	-
Reversal of equity in results of investees recognized under Brazilian
GAAP	a.(v).3	(52,783)	(52,220)
Deferred charges	a.(v).4	(5,172)	(5,208)
Reversal of concession agreement Elejor recognized under Brazilian
GAAP	a.(v).12	27,084	32,170
Monetary adjustment and present value adjustment reversal on
concession liability - Elejor	a.(v).12	(33,173)	(19,290)
Amortization of intangible concession asset - Elejor	a.(v).12	(16,454)	(7,286)
Reversal of amortization of deferred charges recognized under Brazilian
GAAP - UEGA	a.(v).13	30,112	-
Amortization of goodwill allocated to concession recognized under
U.S. GAAP - UEGA	a.(v).13	(9,893)	(1,979)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

		December 31

	Ref. to
	Note 35	2007	2006

Deferred income tax effects on the adjustments above	a.(v).6	(302,656)	(409,233)
Non controlling shareholders’ interest on the adjustments above		35,357	20,455

Shareholders' equity under U.S. GAAP		7,840,734	7,169,421

b(ii) Net income reconciliation of the differences
between Brazilian GAAP and U.S. GAAP

			Year ended December 31

	Ref. to
	Note 35	2007	2006	2005

Net income under Brazilian GAAP		1,106,610	1,242,680	502,377
Increase (decrease) due to remeasurement up to
December 31, 1997-based on IGP-DI
Property, plant and equipment:
Cost	a.(i)	(26,530)	(17,363)	(23,410)
Depreciation	a.(i)	(158,817)	(156,653)	(170,195)
Special obligations (amortization of remeasurement)	a.(i)			22,710
Reversal of special obligations (amortization of
remeasurement)	a.(v)	-	171,214	-

		(185,347)	(2,802)	(170,895)

Different criteria for
Capitalization of interest during construction
Reversal of interest capitalized under Brazilian
regulated accounting	a.(iv).1	44,315	34,286	36,661
Reversal of monetary and exchange variations and
administrative expenses capitalized under Brazilian
regulated accounting	a.(iv).1	8,097	(1,237)	(49,763)
Capitalization of interest under U.S. GAAP	a.(iv).1	38,483	33,362	(151)
Depreciation of capitalized interest under U.S. GAAP	a.(iv).1	(35,463)	(35,448)	(35,411)
Amortization of special obligations	a.(iv).2	-		26,607
Reversal of amortization of special obligations	a.(iv).2	-	(475,140)	-
Reversal of indemnification costs, net of amortization	a.(iv).3	(94,438)	1,552	19,091
Deferred regulatory asset	a.(iv).4		133,654	255,180
Pension - SFAS 87 adjustments	a.(v).1	(6,932)		(6,363)
Health-care - SFAS 106 adjustments	a.(v).1	(12,562)	(11,660)	(9,856)
Goodwill adjustment	a.(v).2	7,719	5,563	4,808
Impairment of investment	a.(v).2	(3,687)	-	-
Reversal of equity in results of investees recognized
under Brazilian GAAP	a.(v).3	(563)	3,088	(4,374)
Deferred charges	a.(v).4	36	167	(379)
Regulatory adjustment	a.(iv).5	-	(43,641)	-
Reversal of concession agreement Elejor recognized
under Brazilian GAAP	a.(v).12	(5,086)	32,170	-
Monetary adjustment and present value adjustment	a.(v).12	(13,883)	(19,290)	-

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

			Year ended December 31

	Ref. to
	Note 35	2007	2006	2005

reversal on concession liability - Elejor
Amortization of intangible concession asset - Elejor	a.(v).12	(9,168)	(7,286)	-
Reversal of amortization of deferred charges recognized
under Brazilian GAAP - UEGA	a.(v).13	30,112	-	-
Amortization of goodwill allocated to concession
recognized under U.S. GAAP - UEGA	a.(v).13	(7,914)	(1,979)	-
Tax incentives	a.(v).5	21,047
Deferred income tax effects on the adjustments above	a.(v).6	84,889	120,821	(11,575)
Non controlling shareholders’ interest on the
adjustments above		14,902	10,437	530

Net income under U.S. GAAP		981,167	1,019,297	556,487

Other comprehensive income	a.(v).7	(42,104)	-	-

Comprehensive income under U.S. GAAP		939,063	1,019,297	556,487

Net income per share in accordance
with U.S. GAAP

Common shares - Basic and Diluted	a.(v).8	3.42	3.56	1.94

Weighted average (thousand) common shares outstanding		145,031	145,031	145,031

Preferred shares Class A - Basic and Diluted	a.(v).8	4.37	4.24	1.27

Weighted average (thousand) preferred shares		399	403	404

Preferred shares Class B - Basic and Diluted	a.(v).8	3.77	3.91	2.14

Weighted average (thousand) preferred shares		128,225	128,221	128,220

Net income allocated to:
Common shares		496,518	515,873	281,860
Preferred shares Class A		1,742	1,707	514
Preferred shares Class B		482,907	501,717	274,113

		981,167	1,019,297	556,487

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

b(iii) Statements of changes in shareholders' equity
in accordance with U.S. GAAP

		Year ended December 31

	2007	2006	2005

Shareholders' equity under U.S. GAAP at beginning of the year	7,169,421	5,963,985	5,530,493
Adoption of SFAS 158 as of December 31, 2006, net of deferred income taxes - recorded directly in accumulated other
comprehensive income	-	467,090	-
Comprehensive income
Net income for the year	981,167	1,019,297	556,487
Other comprehensive income	(42,104)	-	-
Dividends - interest on equity	(267,750)	(280,951)	(122,995)

Shareholders' equity under U.S. GAAP at end of the year	7,840,734	7,169,421	5,963,985

(c) Additional disclosures required by U.S. GAAP

Based on the report of the Company's independent actuaries, the funded status and related amounts under U.S. GAAP as at December 31, 2007 and 2006 for the Company's pension obligations to retirees in accordance with SFAS No. 132 (revised 2003), "Employer's Disclosures About Pensions and Other Post-Retirement Benefits", are as follows:

c(i) Retirement Pension Plan

c(i).1 Changes in Benefit Obligation

	Year ended December 31

	2007	2006

Benefit obligation, beginning of year	2,239,135	2,051,510
Service cost	14,279	7,256
Interest cost	243,846	369,367
Employees’ contributions	327	233
Actuarial (gain) losses	207,330	(16,549)
Benefits paid	(186,312)	(172,682)

Benefit obligation, end of year	2,518,605	2,239,135

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

c(i).2 Changes in plan assets

	Year ended December 31

	2007	2006

Fair value of plan assets, beginning of year	2,906,979	2,408,686
Actual return on plan assets	324,401	320,678
Employees' contributions	327	233
Company contributions	46,312	76,288
Actuarial gain	163,742	273,776
Benefits paid	(186,312)	(172,682)

Fair value of plan assets, end of year	3,255,449	2,906,979

c(i).3 Funded status

		December 31

	2007	2006

Actuarial present value of:
Vested benefit obligation	1,799,270	1,564,993
Non-vested benefit obligation	703,763	662,517

Total accumulated benefit obligation	2,503,033	2,227,510

Projected benefit obligation	2,518,605	2,239,135
Fair value of plan assets	(3,255,449)	(2,906,979)

Total liabilities (assets) at December 31	(736,844)	(667,844)

Total (asset) liability accrual required at December 31	(736,844)	(667,844)

Total liabilities recognized by the Company under Brazilian
GAAP	127,097	279,383

Total adjustments to U.S. GAAP shareholders' equity	863,941	947,227

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

c(i).4 Actuarial weighted average assumptions (percentage)

		2007		2006		2005

	(i)	(ii)	(i)	(ii)	(i)	(ii)

Discount rate	11.35	6.00	11,30	6.00	11,30	6.00
Salary increase rate	7.15	2.00	7.10	2.00	7.10	2.00
Expected return on plan assets	11.35	6.00	11.30	6.00	11.30	6.00
Inflation	5.05	-	5.00	-	5.00	-

(i)	With inflation

(ii)	Without inflation

c(i).5 Components of Net Periodic Pension Cost

		Year ended December 31

	2007	2006	2005

Service cost	14,279	7,390	6,045
Interest cost	243,846	369,414	331,611
Expected return on assets	(324,401)	(320,715)	(287,936)
Amortizations
Net actuarial gain	(36,810)	(24,434)	(7,567)
Employees' contributions	(327)	(233)	(588)

Net periodic pension cost (revenue) under U.S. GAAP	(103,413)	31,422	41,565

Pension revenue (costs) considered under Brazilian
GAAP	110,345	(31,422)	(35,202)

Adjustment to U.S. GAAP net income	(6,932)	-	(6,363)

The components of the projected net periodic pension credit for 2008 are as follows:

2008

Service cost	15,989
Interest cost	282,252
Expected return on assets	(363,364)
Amortizations
Net actuarial (gain) loss	(34,836)
Employees’ contribution	(326)

Net periodic pension credit under U.S. GAAP	(100,285)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

c(ii) Post-retirement health-care plan

c(ii).1 Changes in benefit obligation

	Year ended December 31

	2007	2006

Benefit obligation, beginning of year	463,547	433,172
Service cost	2,056	7,325
Interest cost	50,277	52,886
Actuarial gain	(2,381)	-
Benefits paid (only inactive participants)	(36,669)	(30,036)

Benefit obligation, end of year	476,830	463,347

c(ii).2 Changes in plan assets

	Year ended December 31

	2007	2006

Fair value of plan assets, beginning of year	120,324	100,736
Actual return on plan assets	13,476	22,809
Company’s contributions	57,269	53,447
Actuarial losses	(3,837)	-
Benefits paid (only inactive participants)	(72,840)	(56,668)

Fair value of plan assets, end of year	114,392	120,324

c(ii).3 Funded status

		December 31

	2007	2006

Total accumulated benefit obligation	476,830	463,347
Fair value of plan assets	(114,392)	(120,324)

Unfunded position	362,438	343,023

Total liabilities at December 31,	362,438	343,023
Total liabilities recognized by the Company under Brazilian
GAAP	(362,438)	(343,023)

Total adjustments to U.S. GAAP shareholders' equity

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

c(ii).4 Net periodic post-retirement costs

		Year ended December 31

	2007	2006	2005

Service cost	2,056	7,325	6,448
Interest cost	50,277	52,886	47,349
Expected return on plan assets	(13,476)	(9,161)	(2,377)
Amortizations
Net actuarial loss	3,512	2,610	806
Unrecognized net transition obligation	9,050	9,050	9,050

Net periodic post-retirement cost under U.S. GAAP	51,419	62,710	61,276

Post-retirement costs considered under Brazilian GAAP	(38,857)	(51,050)	(51,420)

Adjustment to U.S. GAAP net income	(12,562)	(11,660)	(9,856)

The components of the projected net periodic post-retirement cost for 2008 are as follows:

2008

Service cost	1,492
Interest cost	52,527
Expected return on assets	(12,984)
Amortizations
Net actuarial (gain) loss	9,050
Initial transition obligation	3,656

Net periodic post-retirement cost under U.S. GAAP	53,741

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

c (iii) Effect of initial recognition provision of SFAS 158

The FASB issued SFAS nº 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans” in September 2006. As required, the Company adopted this statement effective on December 31, 2006. The following table illustrates the adjustments of the incremental effect of applying this statement in the consolidated balance sheet as of December 31, 2006:

		Incremental
	Before	effect of	After
	application of	applying	application of
	SFAS 158	SFAS 158	SFAS 158

Prepaid pension cost – non-current assets		842,848	842,848
Liability for pension benefits – non-current	(382,891)	(135,136)	(518,027)
Deferred Income taxes – non-current liabilities		(240,622)	(240,622)
Accumulated other comprehensive income		467,090	467,090

c(iv) Benefits to be paid

The benefits expected to be paid by the Company for the next ten years and in the aggregate for the five fiscal years thereafter are as follows:

		Other
Year	Pension Plan	Benefits	Total

2008	199,381	24,889	224,270
2009	202,474	25,503	227,976
2010	205,813	26,287	232,100
2011	208,936	27,141	236,078
2012	212,067	28,224	240,291
2013	215,264	29,405	244,669
2014	217,703	30,633	248,335
2015	219,367	31,911	251,278
2016	220,271	33,009	253,280
2017	220,658	34,227	254,885
2018 to 2022	1,097,744	185,339	1,283,083

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

c(v) Asset allocation and investment strategy

The asset allocation for the Company's pension and health-care plans at the end of 2007 and 2006 and the target allocation for 2008, by asset category, is broken down below:

		Year ended December 31

	Target
	allocation
	for 2008	2007	2006

Equity securities (a)	26.0%	26.4%	27.2%
Real estate (b)	1.6%	1.7%	2.1%
Loans (c)	1.2%	1.2%	1.3%
Fixed income (d)	70.7%	70.2%	68.6%
Other	0.5%	0.5%	0.8%

	100.0%	100.0%	100.0%

The plan assets are valued using the fair market value assumptions as follows:

(a)	Equities Securities – are valued at market prices based on quoted prices in the Bolsa de Valores de Sao Paulo – BOVESPA (Sao Paulo Stock Exchange).

(b)	Real Estate – the valuation is determined by periodic fair value valuation based on market prices using an independent appraisal report. These independent appraisers use the following valuation methodologies to value the assets: market values for similar assets or replacement cost.

(c)	Loans – are valued based on the present value of cash flows embedded in the loans discounted at an appropriate current market rate. We believe this value represents a fair estimate of their fair market rates.

(d)	Fixed Income – These are securities which generate interest income based on a percentage of the average daily Brazilian interbank interest rate and are thus considered market rates.

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

As of December 31, 2007 and 2006, the pension plan assets include securities issued by COPEL as follows:

	Defined benefit pension plan

	2007	2006

Debentures	4,058	11,127
Shares	4,113	3,768

	8,171	14,895

The Company expects to contribute R$45,103 to its pension plan and R$34,478 to its health-care plan in 2008.

Additional information

COPEL is also a sponsor of a defined contribution plan for all employees.

The contribution for the years ended December 31, 2007, 2006 and 2005 were, respectively, R$44,028, R$45,416 and R$41,647.

c(v) Concentration of credit risk

Credit risk with respect to customer accounts receivable is diversified. COPEL continually monitors its customer accounts receivable and limits its exposure to bad debts by curtailing service if any invoice is one month overdue. Exceptions comprise supply of electricity that must be maintained for reasons of safety or national security. The Company purchased electricity for resale from Eletrobrás (Itaipu) totaling R$385,359, R$335,351 and R$464,423, corresponding to 27.0%, 23.3% and 32.3% of the cost of electricity purchased for resale, in 2007, 2006 and 2005, respectively. Eletrobrás owns 1.1% of the Company's common shares.

c(vi) New accounting pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in tax returns. Specifically, the financial statement effects of a tax position may be recognized only when it is determined that it is “more likely than not” that, based on its technical merits, the tax position will be sustained upon examination by the relevant tax authority. The amount recognized shall be measured as the largest amount of tax benefits that exceed a 50% probability of being recognized. This interpretation also expands income tax disclosure requirements. The Company applied the provisions of this interpretation beginning in the first quarter of 2007. The adoption of these standards did not present a material impact on the Company’s consolidated financial statements.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurement. SFAS No. 157 does not require any new fair value measurements. This statement is initially effective for financial statements issued for fiscal years beginning after November 15, 2007 (calendar year 2008), and is to be applied prospectively as of the beginning of the year in which it is initially applied. For all nonrecurring fair value measurements of non-financial assets and liabilities, the statement is effective for fiscal years beginning after November 15, 2008 (calendar year 2009). The Company is currently evaluating the provisions of this statement, but, as of this date, does not expect the application of this standard to change its current practice. The Company will apply the requirements of SFAS No. 157 as transactions occur.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, a standard that provides companies with an option to report selected financial assets and liabilities at fair value. The Standard requires companies to provide additional information that shows the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, “Fair Value Measurements”, and No. 107, “Disclosures about Fair Value of Financial Instruments”. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company elected not to apply the fair value option to any of its financial assets or liabilities at January 1, 2008.

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), “Business Combinations.” Statement 141(R) establishes principles and requirements for how an acquiring entity in a business combination recognizes and measures the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This statement will be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (calendar year 2009).

In December, 2007, the FASB also issued SFAS No. 160, “Non controlling shareholders’ interest s in Consolidated Financial Statements, an amendment of ARB 51.” This statement clarifies that a non-controlling (minority) interest in a subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and Non controlling shareholders’ interest , with disclosure on the face of the consolidated income statement of the amounts attributed to the parent and to the Non controlling shareholders’ interest . This statement will be effective prospectively for fiscal years beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements. The Company is currently evaluating the provisions of this statement.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”—an amendment of FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Management is evaluating the potential impacts of this statement in company’s consolidated financial statements.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. This Statement shall be effective 60 days following SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411 “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. Management is evaluating the potential impacts of this statement in company’s consolidated financial statements.

36 Condensed unconsolidated financial information of Companhia Paranaense de Energia – COPEL

The condensed unconsolidated financial information of Companhia Paranaense de Energia - COPEL, as of December 31, 2007 and 2006 and for each of the three years in the period ending on December 31, 2007, under Brazilian GAAP is as follows:

(a) Balance sheets

	2007	2006

Assets
Current assets
Cash and cash equivalents	56,186	584,702
Dividends receivable	700,225	760,282
Recoverable taxes	79,328	72,298
Collateral deposits	2,806	-
Other assets, net	8	2

	838,553	1,417,284

Non-current assets
Related parties	795,933	739,359
Recoverable taxes	125,712	61,101
Judicial deposits	34,730	47,935

	956,375	848,395

Permanent assets
Investments	7,267,064	6,631,623

	9,061,992	8,897,302

Liabilities and shareholders’ equity
Current liabilities
Loans and financing	20,223	9,243

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

	2007	2006

Debentures	168,599	822,404
Taxes and social contribution	51,818	67,719
Dividends and interest on equity	244,023	268,596
Other	1,343	699

	486,006	1,168,661

Non-current liabilities
Loans and financing	400,032	92,787
Debentures	733,360	866,680
Provision for contingencies	206,417	24,282
Related parties	-	368,622

	1,339,809	1,352,371

Shareholders' equity
Capital stock	4,460,000	3,875,000
Capital reserves	838,340	817,293
Profit reserves	1.937,837	1,683,977

	7,236,177	6,376,270

Total liabilities and shareholders' equity	9,061,992	8,897,302

(b) Statements of operations

	2007	2006	2005

Operating income (expenses)
Personnel expenses	(5,621)	(5,354)	(4,485)
Third party services	(5,249)	(8,042)	(6,449)
Taxes and social contribution	(35)	(1,761)	(22,424)
Provisions and reversals	(197,130)	165,548	(238)
Other expenses, net	(1,145)	(4,002)	(2,986)

	(209,180)	146,389	(36,582)

Operating profit (loss) before financial results and equity in
results of investees	(209,180)	146,389	(36,582)

Financial results
Financial income	90,891	45,221	15,199
Financial expenses	(193,806)	(174,457)	(119,792)

	(102,915)	(129,236)	(104,593)

Equity in results of investees	1,346,836	1,317,590	635,163

Operating profit	1,034,741	1,334,743	493,988

Non-operating income (expenses), net	12,910	395	187

Income tax and social contribution	58,959	(92,458)	8,202

Net income for the year	1,106,610	1,242,680	502,377

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

(c) Statements of cash flows

	2007	2006	2005

Net cash provided by operating activities	152,399	677,132	136,677
Investing activities
Interest in other companies:
COPEL Transmissão	-	(86,217)	(3,400)
COPEL Participações	-	(518,526)	(40,597)
Others	(5,836)	-	-

Net cash provided by (used in) investing activities	(5,836)	(604,743)	43,997

Financing activities
Loans and financing obtained	334,982	(9,756)	(417,495)
Debentures	(717,738)	629,408	435,851
Dividends paid	(292,323)	(122,922)	(98,734)

Net cash provided by (used in) financing activities	(675,079)	496,730	(80,378)

Increase (decrease) in cash and cash equivalents	(528,516)	569,119	12,302

Cash and cash equivalents - beginning of year	584,702	15,583	3,281

Cash and cash equivalents - end of year	56,186	584,702	15,583

Increase (decrease) in cash and cash equivalents	(528,516)	569,119	12,302

Information relating to Companhia Paranaense de Energia - COPEL unconsolidated condensed financial statements presented above is as follows:

  Recoverable Taxes - As of December 31, 2007 and 2006 Companhia Paranaense de Energia - COPEL recorded part of the tax credits referring to tax loss carryforwards, based on expectations of future taxable income for income tax and social contribution up to a period of 10 years.

  Related Parties: The Company has the following balances outstanding with related parties:

	2007	2006

Non-current assets
COPEL Geração e Transmissão	-	21,344
COPEL Distribuição	761,086	718,015
COPEL Empreendimenos Ltda	34,847	-

Total	795,933	739,359

Non-current liabilities

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

COPEL Geração e Transmissão	-	368,622

Total	-	368,622

  Investments - As of December 31, 2007 and 2006, investments in subsidiaries are comprised as follows:

	2007	2006

COPEL Geração e Transmissão	3,144,442	2,509,233
COPEL Transmissão	-	1,063,740
COPEL Distribuição	2,663,911	1,689,286
COPEL Telecomunicações	193,735	184,287
COPEL Participações	1,226,802	1,180,415
Other Investments	38,174	4,662

	7,267,064	6,631,623

  Debentures - The information related to the Company’s debentures is disclosed in note 17, items a, b and c.
  Provision for contingencies - Companhia Paranaense de Energia - COPEL recorded a reserves for contingencies mainly related to Cofins and PIS/PASEP. See note 21 for more information.

The provisions for contingencies are shown below:

	2007	2006

Civil	16	15
Tax:
Tax claims	34,570	24,049
PIS/PASEP	218	218
COFINS	171,613	-

	206,417	24,282

  Dividends receivable - The dividends receivable are comprised as follows:

	2007	2006

Investees and subsidiaries
COPEL Geração e Transmissão	504,688	644,418
COPEL Transmissão	-	60,014
COPEL Distribuição	178,300	52,913
COPEL Participações	17,237	2,893

	700,225	760,238

Other investments	-	44

	700,225	760,282

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais unless otherwise stated

Restriction of transfer of funds from subsidiaries - The subsidiaries described below qualify as either concessionaires of public services or independent power producers. As such, any transfer of funds to the respective parent company, in the form of loans or advances, requires approval by ANEEL. This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian Corporate Law.

As of December 31, 2007, total restricted subsidiaries net assets amount to R$6,588,376 composed as follows:

2007

COPEL Geração e Transmissão S.A.	3,144,442
COPEL Distribuição S.A.	2,663,911
UEG Araucária Ltda.	662,218
Centrais Elétricas Rio Jordão – Elejor	117,805

Total	6,588,376

* * *