Form 20-F
period 2008-12-31
ENERGY CO OF PARANA
filed 2009-06-30
CIK 1041792

As filed with the Securities and Exchange Commission on June 30, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission file number: 001-14668

COMPANHIA PARANAENSE DE ENERGIA – COPEL
(Exact Name of Registrant as Specified in its Charter)

Energy Company of Paraná	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná, Brazil
(Address of Principal Executive Offices)

Paulo Roberto Trompczynski
+55 41 3222 2027 - ri@copel.com
Rua Coronel Dulcídio, 800, 3th floor - 80420-170 Curitiba, Paraná, Brazil
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Preferred Class B Shares, without par value*	New York Stock Exchange
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Preferred Class B Share	New York Stock Exchange

______________
* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

     Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2008:

     145,031,080 Common Shares, without par value
398,177 Class A Preferred Shares, without par value
128,226,118 Class B Preferred Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes☐	No☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes☒	No☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A

Yes☐	No☐

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

Item 17 ☐	.Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes☐	No☒

i

PRESENTATION OF INFORMATION

     In this annual report, we refer to Companhia Paranaense de Energia — Copel, and, unless the context otherwise requires, its consolidated subsidiaries as “Copel,” the “Company,” “we” or “us.”

     References to (i) the “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular) and (ii) “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

     Our audited consolidated financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 included in this annual report have been prepared in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on:

  Brazilian Law No. 6,404/76, as amended, including the provisions of Law Nos. 11,638/07 and 11,941/09, as amended, which we refer to collectively as Brazilian Corporate Law (“Brazilian Corporate Law”);

  the rules and regulations of the Brazilian Securities Commission, Comissão de Valores Mobiliários (“CVM”);

  the accounting manual of the Brazilian regulatory agency for the electricity sector, Agência Nacional de Energia Elétrica — ANEEL (“ANEEL”); and

  the accounting standards issued by the Brazilian Institute of Independent Auditors, Instituto dos Auditores Independentes do Brasil.

     On December 28, 2007, Law No. 11,638 was enacted, altering, revoking and adding new provisions to Brazilian Corporate Law, for detailed information see “Item 5. Operating and Financial Review and Prospects.” The audited consolidated financial statements as of December 31, 2007 and for each of the two years in the period ended December 31, 2007, have been adjusted and are being restated as set forth in NPC No. 12 “Accounting Policies, Changes in Accounting Estimates and Errors,” as the Company has established January 1, 2006 as the transition date for the application of the provisions of Law Nos. 11,638/07 and 11,941/09. For more information, see Note 4to our consolidated financial statements.

     Brazilian GAAP differs in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For more information about the main differences between Brazilian GAAP and U.S. GAAP, and a reconciliation of our net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see Note 40 to our consolidated financial statements.

     References in this annual report to the “Common Shares,” “Class A Shares” and “Class B Shares” are to our common shares, class A preferred shares and class B preferred shares, respectively. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing 1 Class B Share. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

     Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary” that begins on page 94.

FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements. We may also make written or oral forward-looking statements in our annual report to shareholders, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

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

     All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement contained in this annual report.

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

     You should read the selected financial information presented below in conjunction with the consolidated financial statements and the notes thereto.

     The selected financial data as of December 31, 2008, 2007 and 2006 for the years ended December 31, 2008, 2007 and 2006 have been prepared in accordance with Brazilian GAAP including the provisions of Law Nos. 11,638/07 and 11,941/09. The selected financial data as of December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004 have been derived from our audited financial statements that are not included in this annual report, which have been prepared in accordance with Brazilian GAAP in force at the time of the preparation of such financial statements, not including the provisions of Law Nos. 11,638/07 and 11,941/09.

     On December 28, 2007, Law No. 11,638 was enacted, altering, revoking and adding new provisions to Brazilian Corporate Law, for detailed information see “Item 5. Operating and Financial Review and Prospects”. The selected financial data as of December 31, 2007 and for each of the two years in the period ended December 31, 2007, have been adjusted and are being restated as set forth in NPC No. 12 “Accounting Policies, Changes in Accounting Estimates and Errors,” as the Company has established January 1, 2006 as the transition date for the application of the provisions of Law Nos. 11,638/07 and 11,941/09. For more information, see Note 4to our consolidated financial statements.

     Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain material respects from U.S. GAAP. See Note 40 to our consolidated financial statements for a summary of the main differences between Brazilian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2008 and 2007 and net income for the years ended December 31, 2008, 2007 and 2006.

	As of and for the year ended December 31,

	2008	2007(1)	2006(2)	2005	2004(3)

			(R$ million)
Income Statement Data:
Brazilian GAAP
Operating revenues	8,305	7,920	7,421	6,801	5,533
Net operating revenues	5,459	5,204	4,681	4,440	3,620
Operating expenses	(4,013)	(3,635)	(3,160)	(3,620)	(3,009)
Operating income(4)	1,446	1,569	1,521	820	611
Financial income (expenses), net	94	20	295	(101)	(19)
Equity in results of investees	14	10	(1)	9	2
Other income (expense), net	-	-	-	(11)	(7)
Income taxes	(458)	(460)	(558)	(198)	(196)
Income (loss) before non-controlling interest and extraordinary item	1,096	1,139	1,257	519	391
Non-controlling interest	(18)	(31)	(14)	(16)	(21)
Net income (loss)	1,078	1,108	1,243	503	370
Dividends declared	262	268	281	123	96
U.S. GAAP
Operating revenues	8,305	7,920	7,421	6,801	5,533
Net operating revenues	5,459	5,204	4,681	4,440	3,620
Operating income	1,338	1,352	1,464	884	279
Net income (loss)	923	982	1,024	565	124
Balance Sheet Data:
Brazilian GAAP
Current assets	3,573	3,288	3,080	2,472	1,653
Recoverable rate deficit (CRC)(5)	1,320	1,250	1,194	1,182	1,197
Non-current assets	2,118	1,978	1,828	2,047	2,222
Property, plant and equipment, net	6,992	6,835	6,733	5,991	5,731
Total assets	13,254	12,473	11,990	10,930	10,018
Loans and financing and debentures (current)	293	265	929	215	671
Current liabilities	1,963	1,941	2,648	2,352	2,337
Loans and financing and debentures (long-term)	1,571	1,838	1,733	1,829	1,160
Long-term liabilities	2,997	3,065	2,759	2,947	2,453
Shareholders’ equity	8,053	7,236	6,376	5,487	5,108
Capital stock	4,460	4,460	3,875	3,480	3,480
U.S. GAAP
Total assets	12,902	12,236	11,854	11,122	10,589
Long-term liabilities	2,129	2,201	1,812	2,803	2,837
Shareholders’ equity	8,551	7,893	7,221	6,011	5,530

	As of and for the year ended December 31,

	2008	2007	2006	2005	2004

	(R$ except numbers of shares)
Share and per share data:
Brazilian GAAP
Net income per share at year end:	3.94	4.04	4.54	1.84	1.35
Dividends per share at year end:(6)
Common shares	0.91	0.93	0.98	0.43	0.33
Class A Shares	1.63	1.63	1.41	1.27	1.27
Class B Shares	1.00	1.03	1.07	0.47	0.37
Number of shares outstanding at year end (in thousands):
Common shares	145,031	145,031	145,031	145,031	145,031
Class A Shares	398	398	399	403	404
Class B Shares	128,226	128,226	128,225	128,221	128,220

Total.	273,655	273,655	273,655	273,655	273,655

U.S. GAAP
Basic and diluted - earnings per share:
Common shares	3.22	3.43	3.57	1.94	0.43
Class A Shares	4.17	4.37	4.25	1.27	1.27
Class B Shares	3.54	3.77	3.93	2.14	0.48
Shares outstanding (weighted average – in thousands):
Common shares	145,031	145,031	145,031	145,031	145,031
Class A Shares	398	399	403	404	405
Class B Shares	128,226	128,225	128,221	128,220	128,219

Total	273,655	273,655	273,655	273,655	273,655

___________________
(1)
On July 2, 2007, the shareholders approved a reverse split of our shares 1,000-for-1. For comparative purposes, this chart reflects the reverse split retroactively for the years of 2006, 2005, and 2004.

(2)	The 2006 financial information includes the accounts of our subsidiary UEG Araucaria.
(3)
The 2004 financial information includes the accounts of our subsidiary Centrais Elétricas do Rio Jordão S.A. - ELEJOR. As authorized by the CVM, ELEJOR was not originally included in our consolidated financial statements for 2004, since it did not have a significant impact in our consolidated financial statements. Since 2005, we have consolidated ELEJOR and for comparative purposes, we also consolidated ELEJOR for 2004.

(4)	Operating income before financial results and equity in results of investees.
(5)
Amounts due from the State of Paraná that were included in current assets totaled R$47.1 million in 2008, R$40.5 million in 2007, R$35.2 million in 2006, R$31.8 million in 2005 and R$29.5 million in 2004. Amounts due from the State of Paraná that were included in long- term assets totaled R$1,272.8 million in 2008, R$1,209.9 million in 2007, R$1,158.9 million in 2006, R$1,150.5 million in 2005 and R$1,167.9 million in 2004. See Note 9 to our consolidated financial statements. This item includes both current and non-current CRC account receivables.

(6)
We may elect to treat dividends for Brazilian tax purposes as interest on equity, subject to limitations under Brazilian Corporate Law. The amount of interest on equity included in our dividends was R$228.0 million in 2008, R$200.0 million in 2007, R$123.0 million in 2006 and the entire amount distributed in 2005 and 2004.

EXCHANGE RATES

     The Banco Central do Brasil (the “Central Bank”) allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Risk Factors—Risks Relating to Brazil.”

     The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated.

	Exchange rate of Brazilian currency per U.S.$1.00

Year	Low	High	Average(1)	Year-end

2004	2.6544	3.2051	2.9171	2.6544
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1679	2.1380
2007	1.7325	2.1556	1.9300	1.7713
2008	1.5593	2.5004	1.8335	2.3370

_____________
Source: Central Bank.

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

Month	Low	High

December 2008	2.1320	2.5004
January 2009	2.1889	2.3803
February 2009	2.2446	2.3916
March 2009	2.2375	2.4218
April 2009	2.1699	2.2899
May 2009	1.9730	2.2113
June 2009 (until June 26, 2009)	1.9301	2.0074

_____________
Source: Central Bank

     We have translated some of the U.S. dollar amounts contained in this annual report into reais. The rate used to translate such amounts was R$2.337 to US$1.00, which was the rate for the selling of U.S. dollars in effect as of December 31, 2008 as reported by the Central Bank of Brazil. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the U.S. dollar amounts represent, or could have been converted into, reais.

RISK FACTORS

Risks Relating to Brazil

The current credit crisis and unfavorable general economic and market conditions may negatively affect our liquidity, customers, business, and results of operations. The global financial crisis may have impacts on our business and financial condition that we currently cannot predict.

     The continued credit crisis and related turmoil in the global financial system may have an impact on our business and our financial condition. The effect of this crisis on our customers and on us cannot be predicted. The current economic situation could also lead to reduced demand or lower prices for energy, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation levels and the availability of credit could also have a material adverse effect on demand for energy and therefore on our financial condition and operating results. Our ability to access the capital markets may be restricted at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions.

Brazilian political and economic conditions could affect our business and the market price of the ADSs and our common shares.

     The Brazilian government’s economic policies have in the past involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by these economic policies should they be reinstated. These and other measures could also affect the market price of the ADSs and our common shares.

Fluctuations in the value of the Brazilian real against foreign currencies may result in uncertainty in the Brazilian economy and the Brazilian securities market, and they could have a material adverse effect on our net income and cash flow.

     In recent years, the Brazilian real has fluctuated against foreign currencies, and the value of the real may rise or decline substantially from current levels. For several years, and continuing through the first half of 2008, the Brazilian real strengthened regularly against the U.S. dollar, but beginning in the second half of 2008, it greatly depreciated against the U.S. dollar. For additional information about historical exchange rates and the impact of the depreciation of the real, see “Item 3. Key Information—Exchange Rates” and “Item 5. Operating and Financial Review and Prospects¯Results of Operations¯2008 compared to 2007.”

     Depreciation of the real increases the cost of servicing our foreign currency-denominated debt and the cost of purchasing electricity from the Itaipu power plant, a hydroelectric facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs. Depreciation of the real also creates additional inflationary pressures in Brazil that may negatively affect us. Depreciation generally curtails access to international capital markets and may prompt government intervention. It also reduces the U.S. dollar value of our dividends and the U.S. dollar equivalent of the market price of our common shares and the ADSs.

If Brazil experiences substantial inflation in the future, our margins and the market price of the Class B Shares and ADSs may be reduced.

     Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rates of inflation, measured in accordance with the variation of the Índice Geral de Preços — Disponibilidade Interna (“IGP-DI”) index, were 3.8% in 2006, 7.9% in 2007, 9.1% in 2008 and (0.73)% for the five months ended May 31, 2009. The Brazilian government has in the past taken measures to combat inflation, and public speculation about possible future government actions have had significant negative effects on the Brazilian economy. Although our concession contracts provide for annual readjustments based on inflation indices, if Brazil experiences substantial inflation in the future, and the Brazilian government adopts inflation control policies similar to those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

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

     We are controlled by the State of Paraná, which holds 58.6 % of our outstanding common voting shares as of the date of this annual report, and whose interests may differ from other shareholders. The State of Paraná has the power to control all our operations, including the power to:

  elect a majority of the members of our Board of Directors;

  determine the outcome of any action requiring common shareholder approval, including transactions with related parties and corporate reorganizations; and

  Government policies undertaken by the State of Paraná in accordance with federal law could have a material adverse effect on us and our business, results of operations, financial condition or prospects.

We are largely dependent upon the economy of the State of Paraná.

     Our market for the majority of our sales of electricity is located in the State of Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná. We cannot assure you that economic conditions in Paraná will be favorable to us in the future. The GDP of the State of Paraná grew 5.8% in 2008, while Brazil’s GDP increased 5.1% during the same period.

We are involved in several lawsuits that could have a material adverse effect on our business if their outcome is unfavorable to us.

     As a result of our operating activities in the electric energy sector, our contractual relationships and our investments, we are the defendant in several legal actions, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially affect our results of operations. For additional information, see “Item 8. Financial Information—Legal Proceedings.”

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

Risks Relating to the Brazilian Electricity Sector

We are uncertain as to the renewal of our concessions.

     We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian federal government. Our concessions range in duration from 20 to 35 years, with the first expiration date in 2015. Three of our generation facilities are subject to non-renewable concessions, the first of which will expire in 2015. Our transmission and distribution concessions will expire in July 2015, with options to renew for an additional 20 years.

     The Brazilian constitution requires that all concessions relating to public services be awarded through a bidding process. Under laws and regulations specific to the electric sector, the federal government may renew existing concessions for additional periods of up to 30 years without a bidding process, provided that the concessionaire has met minimum performance standards and that the proposal is otherwise acceptable to the federal government. For public service concessions, the federal government decides whether to renew contracts or to require a new bidding process based on, among other things, the public interest. Therefore, there can be no assurance that our concessions will be extended, and, if they are extended, the conditions under which such extension will be granted. If our concessions are not extended, or are extended under less favorable conditions, our operations and financial results may be adversely affected.

The tariffs that we charge for sales of electricity to captive customers are determined pursuant to a concession agreement with the Brazilian government through ANEEL, and our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are unfavorable to us.

     Within the parameters of our distribution concession contract, ANEEL has a certain degree of discretion to establish the rates we charge our captive customers, free customers and other generation companies that use our distribution system. Such rates are determined pursuant to concession contract entered with ANEEL and in accordance with ANEEL's regulatory decision-making authority.

     Our distribution concession agreement and Brazilian law establish a price cap mechanism that permits three types of tariff adjustments: (i) annual readjustment (reajuste anual), (ii) periodic revision (revisão periódica), and (iii) extraordinary revision (revisão extraordinária). We are entitled to apply each year for the annual readjustment, which is designed to offset some effects of inflation on tariffs and pass through to customers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain other regulatory charges, including charges for the use of transmission facilities. In addition, ANEEL carries out a periodic revision every four years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff readjustments, the effect of which is to ensure that we share the benefits of improved economies of scale with our customers. We are also entitled to request an extraordinary revision of our tariffs if unpredictable costs significantly alter our cost structure.

     We cannot assure you that ANEEL will establish tariffs at rates that are favorable to us. In addition, to the extent that any of these adjustments are not granted by ANEEL in a timely manner, our financial condition and results of operations may be adversely affected.

Certain customers in our concession area may cease to use our distribution system.

     Our distribution business generates a large portion of its revenues by charging customers a tariff to use its distribution system. Large electricity customers within the geographic area of our concession that meet certain regulatory requirements may qualify as Free Customers (“Free Customers”). A Free Customer, under some circumstances, is entitled to connect directly to the main national transmission network known as the Interconnected Transmission System (“Interconnected Transmission System”), in which case it ceases to pay our distribution tariff. This loss may adversely affect our revenues and results of operations.

     In addition, some customers in our concession area produce their own energy. Although many of these customers continue to use our distribution system to transport the energy they produce, we cease to collect a distribution tariff if a self-producing customer discontinues its use of our distribution system. Our results of operations will be adversely affected if the number of self-producing customers that do not pay our distribution tariff increases.

Our operating results depend on prevailing hydrological conditions and the availability of natural gas. The impact of an electricity shortage and related electricity rationing, as in 2001 and 2002, may have a material adverse effect on our business and results of operations.

     We are dependent on the prevailing hydrological conditions in the geographic region in which we operate. In 2008, according to data from the Energy Research Company, Empresa de Pesquisa Energética (“EPE”), more than 80% of Brazil’s electricity supply came from hydroelectric generation facilities. Our region is subject to unpredictable hydrological conditions, with non-cyclical deviations from average rainfall. The most recent period of low rainfall was in the years prior to 2001, when the Brazilian government instituted the Rationing Program, a program to reduce electricity consumption that was in effect from June 1, 2001 to February 28, 2002. A recurrence of poor hydrological conditions that result in a low supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandated reductions in electricity consumption. We cannot assure you that periods of severe or sustained below-average rainfall will not adversely affect our future financial results.

     In addition, if a shortage of natural gas were to occur, this would increase the general demand for energy in the market and therefore increase the risk that a rationing program would be instated.

We are subject to comprehensive regulation of our business, which fundamentally affects our financial performance.

     Our business is subject to extensive regulation by various Brazilian regulatory authorities, particularly ANEEL. ANEEL regulates and oversees various aspects of our business and establishes our tariffs. If we are obliged by ANEEL to make additional and unexpected capital investments and are not allowed to adjust our tariffs accordingly, or if ANEEL modifies the regulations related to such adjustment, we may be adversely affected.

     In addition, the implementation of our strategy for growth, as well as the ordinary carrying out of our business may be adversely affected by governmental actions such as changes to current legislation, the termination of federal and state concession programs, creation of more rigid criteria for qualification in future public energy auctions, or a delay in the revision and implementation of new annual tariffs.

     If we are required to conduct our business in a manner substantially different from our current operations as a result of regulatory changes, our operations and financial results may be adversely affected.

The regulatory framework under which we operate is subject to legal challenge.

     The Brazilian government implemented fundamental changes in regulation of the power industry under 2004 legislation known as the New Industry Model Law, Lei do Novo Modelo do Setor Elétrico. Challenges to the constitutionality of the New Industry Model Law are still pending before the Brazilian Supreme Court. If all or part of the New Industry Model Law were held to be unconstitutional, it will have uncertain consequences for the validity of existing regulation and the further development of the regulatory framework. The outcome of the legal proceedings is difficult to predict, but they could have an adverse impact on the entire energy sector, including our business and results of operations.

We may be forced to purchase energy in the spot market to meet customer demand, and the price of spot market energy purchases may be substantially higher than the price of energy under our long-term energy purchase agreements.

     Under the New Industry Model Law, electric energy distributors, including us, must contract, through public bids conducted by ANEEL, 100.0% of the forecasted electric energy demand for their respective distribution concession areas, up to five years prior to the actual delivery of electric energy. If our forecasts fall significantly short of actual electricity demand, we may be forced to make up for the shortfall by entering into short-term electricity purchase agreements. We cannot guarantee that our forecasts for energy demand in our distribution concession area will be accurate, and if they are not, we may face significantly higher prices in the spot market to satisfy our electric energy distribution obligations, as well as penalties imposed by the Electric Energy Trading Chamber, Câmara de Comercialização de Energia Elétrica (“CCEE”).

We generate a portion of our operating revenues from Free Customers who may seek other energy suppliers upon the expiration of their contracts with us.

     During 2008, Copel Geração e Transmissão provided electricity to 15 Free Customers, representing approximately 2.1% of our gross operating revenues from energy sales and approximately 2.8% of the total quantity of electricity sold by us. Approximately 16.6% of the megawatts sold under contract to such customers are set to expire in 2009. There can be no assurance that, upon the expiration of these contracts, the Free Customers will purchase energy from us.

Our equipment, facilities and operations are subject to numerous environmental and health regulations which may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

     Our distribution, transmission and generation activities are subject to comprehensive federal, state and local legislation, as well as supervision by Brazilian governmental agencies that are responsible for the implementation of environmental and health laws and policies. These agencies could take enforcement action against us for our failure to comply with their regulations and with requirements established for the maintenance of our environmental licenses. These actions could include, among other things, the imposition of fines and revocation of licenses. It is possible that enhanced environmental and health regulations will force us to allocate capital expenditures towards compliance, and consequently, divert funds away from planned investments. Such a diversion could have a material adverse effect on our financial condition and results of operations.

ANEEL could penalize us for failing to comply with the terms of our concessions, and we may not recover the full value of our investment in the event that any of our concessions are terminated.

     Our concessions are for terms of 20 to 35 years and may be extended if certain conditions are met. In the event that we fail to comply with any term of our concessions or applicable laws, ANEEL may impose penalties on us, which may include the imposition of substantial fines (in some instances, up to two percent of a concessionaire’s revenues in the fiscal year immediately preceding the assessment) and restrictions on our operations. ANEEL may also terminate our concessions prior to the expiration of their terms if we fail to comply with their provisions or if ANEEL determines, through an expropriation proceeding, that terminating our concession would be in the public interest. If ANEEL terminates any of our concessions before their expiration, we would not be able to operate the segment(s) of our business that had been authorized by the concession. Furthermore, any compensation that we may receive from the federal government for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment. In addition, concessions for new generation projects (such as Mauá, in our case) are non-extendable, meaning that upon expiration, the concessionaire must again complete a competitive bidding process. The early termination or non-renewal of any of our concessions or the imposition of severe fines or penalties by ANEEL could have a material adverse effect on our financial condition and results of operations. See “The Brazilian Power Industry-Concessions.

Our reported financial condition and results could be adversely affected by changes in Brazilian accounting principles.

     Brazilian accounting principles have been undergoing rapid change pursuant to legislation adopted late in 2007, requiring, among other things, that Brazilian accounting standard-setters move toward convergence with IFRS. Changes that took effect in 2008 have been given effect for all periods presented in our audited consolidated financial statements and are described in Note 2 to the audited consolidated financial statements.

     Many new accounting standards have been adopted but have not yet taken effect, while others are expected in the near future. We cannot yet predict the effects on our financial statements that will result when these changes take effect. These effects could include reducing our reported revenues, operating income or net income, or adversely affecting our balance sheet. Such changes could adversely affect our compliance with financial covenants under our financing facilities. They could also reduce the ability of our subsidiaries to pay dividends to us, or our ability to pay dividends to our shareholders.

     Two aspects of IFRS that could have a material impact on us if they are adopted in Brazil concern the recognition of regulatory assets and accounting for our concessions. Under Brazilian accounting principles and U.S. GAAP, we recognize as assets and liabilities certain amounts that we are legally entitled to collect, or are required to pay, in the future under the regulations applicable to our distribution business. Accounting for regulatory assets and liabilities in this way has a material effect on our reported financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects.” Currently, there are authoritative interpretations of IFRS that we believe might limit our ability to recognize these assets and liabilities, as well as the manner in which we account for our concessions. We and other similarly situated Brazilian companies are discussing these points with the Brazilian standard-setters and regulators, but we cannot predict the outcome of those discussions or the ultimate manner in which IFRS or Brazilian standards based on IFRS will apply to us.

Risks Relating to the Class B Shares and ADSs

As a holder of ADSs you will generally not have voting rights at our shareholders’ meetings.

     In accordance with Brazilian Corporate Law and our bylaws, holders of the Class B Shares, and thus of the ADSs, are not entitled to vote at our shareholders’ meetings except in limited circumstances. This means, among other things, that you, as a holder of the ADSs, are not entitled to vote on corporate transactions, including any proposed merger with other companies.

     In addition, in the limited circumstances where the holders of Class B Shares are able to vote, holders may exercise voting rights with respect to the Class B Shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions under Brazilian Corporate Law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the depositary bank (“Depositary”) with respect to the underlying Class B Shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, holders of our Class B Shares will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. In accordance with the deposit agreement, we will provide the notice to the Depositary, which will in turn, as soon as practicable thereafter, mail to holders of ADSs the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the Depositary how to vote their shares. Because of this extra procedural step involving the Depositary, the process for exercising voting rights will take longer for ADS holders than for holders of Class B Shares. ADSs for which the Depositary does not receive timely voting instructions will not be voted at any meeting.

As a holder of ADSs you will have fewer and less well-defined shareholders’ rights in Brazil than in the United States and certain other jurisdictions.

     Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil. Under Brazilian Corporate Law you and the holders of the Class B Shares may have fewer and less well-defined rights to protect your interests in connection with actions taken by our Board of Directors or the holders of Common Shares than under the laws of some jurisdictions outside Brazil.

     Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of minority shareholder interests may be less developed and enforced in Brazil than in the United States, which could potentially disadvantage you as a holder of the preferred shares and ADSs. In addition, shareholders in Brazilian companies must hold five percent of the outstanding share capital of a corporation in order to have standing to bring shareholders’ derivative suits, and shareholders in Brazilian companies ordinarily do not have standing to bring a class action.

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

     You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais into foreign currencies. The Brazilian government could choose to impose this type of restrictions if there is a deterioration in Brazilian foreign currency reserves or a shift in Brazil’s exchange rate policy. Reimposition of these restrictions would hinder or prevent your ability to convert dividends, distributions or the proceeds from any sale of Class B Shares, as the case may be, from reais into U.S. dollars or other currencies and to remit those funds abroad. We cannot assure you that the Brazilian government will not take similar measures in the future. The relative volatility and illiquidity of the Brazilian securities markets may impair your ability to sell the Class B Shares underlying the ADSs.

     The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and elsewhere, and are not as highly regulated or supervised as some of these other markets. The illiquidity and relatively small market capitalization of the Brazilian equity markets may cause the market price of securities of Brazilian companies, including our ADSs and Class B Shares, to fluctuate in both the domestic and international markets, and may substantially limit your ability to sell the Class B Shares underlying your ADSs at a price and time at which you wish to do so.

Item 4. Information on the Company

THE COMPANY

     We are engaged in the generation, transmission, distribution and sale of electricity in the Brazilian State of Paraná, pursuant to concessions granted by the Brazilian regulatory agency for the electricity sector, ANEEL. We also provide telecommunications and other services.

     At December 31, 2008, we generated electricity at 17 hydroelectric plants and one thermoelectric plant, for a total installed capacity of 4,549.6 MW (approximately 99.6% of which is hydroelectric). Including the installed capacity of generation companies in which we have an ownership interest, our total installed capacity is 5,159.4 MW. Our electric power business is subject to comprehensive regulation by ANEEL.

     We hold concessions to distribute electricity in approximately 98.5% of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. At December 31, 2008, we owned and operated 1,835.2 km of transmission lines and 179,187.6 km of distribution lines, constituting the one of the largest distribution networks in Brazil. Of the electricity volume we supplied to our Final Customers during 2008:

  38.2% was to industrial customers;

  25.8% to residential customers;

  19.1% to commercial customers; and

  16.9% to rural and other customers.

     Key elements of our business strategy include the following:

  expanding our power generation, transmission, distribution, and telecommunication systems;

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

Corporate Structure

     Prior to 2001, we were a single corporation engaged in the generation, transmission and distribution of electricity and in certain related activities. In order to facilitate our proposed privatization and compliance with the changed regulatory regime, we transferred our operations to four wholly-owned subsidiaries one each for generation, transmission, distribution and telecommunications and our investments in other companies to a fifth wholly-owned subsidiary. This corporate restructuring was completed in July 2001.

     Recently, to comply with energy sector legislation, we divided the assets of our transmission business (“Copel Transmissão”) between our distribution business (“Copel Distribuição”) and our generation business, Copel Geração. As a result, we changed the name of the latter entity to Copel Geração e Transmissão S.A. We also liquidated Copel Participações S.A. and distributed the equity interests it held in our controlled companies between Copel Geração e Transmissão and our holding company. As a result of these transactions, the current organization chart of the group as of December 31, 2008 is the one described below:

ORGANIZATION CHART - EQUITY OWNERSHIPS
BALANCE ON 12.31.2008

Business

     In the past, our generation and distribution businesses were integrated, and we sold most of the electricity we generated to the customers of our distribution business. This changed as a result of the implementation of the New Industry Model Law, enacted in 2004. Today, open auctions on the regulated market are the primary channel by which our generation business sells energy, and they are one of the primary channels by which our distribution business purchases energy to resell to customers. Our generation business only sells energy to our distribution business through auctions in the regulated market. Our distribution business, like certain other Brazilian distribution companies, is also required to purchase energy from Itaipu Binacional (“Itaipu”), a hydroelectric facility equally owned by Brazil and Paraguay, in an amount determined by the Brazilian government based on our share in the Brazilian electricity market. Itaipu has an installed capacity of 14,000 MW. Pursuant to a 1973 treaty between Brazil and Paraguay, Brazil purchases a substantial majority of the electricity generated by Itaipu. For more information, see “Item 4. Information on the Company—The Brazilian Power Industry.”

     The following table sets forth the total electricity we generated and purchased in each of the last five years, by showing the total amount of electricity generated and purchased by Copel Geração e Transmissão and the total amount of electricity purchased by Copel Distribuição in the last five years.

	Year ended December 31,

	2008	2007	2006	2005(1)	2004

	(GWh)
Copel Geração e Transmissão
Electricity generated	20,372	18,134	10,358	18,436	19,121
Electricity purchased from others(2)	1,700	2,616	7,461	2,908	2,151

Total electricity generated and purchased by Copel Geração e Transmissão	22,072	20,750	17,819	21,344	21,272

Copel Distribuição
Electricity purchased from Itaipu(3)	5,468	4,666	4,665	4,683	4,609
Electricity purchased from Auction – CCEAR – subsidiaries	1,229	1,203	1,038	891	-
Electricity purchased from Auction – CCEAR – other	12,746	11,850	10,294	7,338	-
Electricity purchased from others(4)	3,414	4,016	5,415	4,880	3,655

Total electricity purchased by Copel Distribuição	22,857	21,735	21,412	17,792	8,264

Total electricity generated and purchased by Copel Geração e Transmissão and Copel Distribuição	44,929	42,485	39,231	39,136	29,536

________________

(1)	The increase in total available electricity is due to the New Industry Model Law that defined, among other things, the elimination of the self-dealing. In accordance with this change, from 2005 on, we had to by energy through the actions.
(2)	Includes capacity made available but not fully delivered (including energy from MRE and CCEE).
(3)	Only Copel Distribuição purchases electricity generated by Itaipu.
(4)	Includes capacity made available but not fully delivered (including energy from Elejor and CCEE).

     The following table sets forth the total electricity we sold to Free Customers, captive customers, distributors, and other utilities in the south of Brazil through the Interconnected Transmission System that links the states in the south and southeast of Brazil, by showing the total amount of electricity sold by Copel Geração e Transmissão and Copel Distribuição in the last five years.

	Year ended December 31,

	2008	2007	2006	2005	2004

	(GWh)
Copel Geração e Transmissão

Electricity delivered to Free Customers	1,185	1,461	1,179	1,173	1,067
Electricity delivered to out of state distributors under Initial Supply Contracts	-	-	-	35	70
Electricity delivered to bilateral agreements	3,538	3,945	4,287	3,778	4,134
Electricity delivered to Auction – CCEAR – subsidiaries	1,229	1,203	1,038	891	-
Electricity delivered to Auction – CCEAR – other	11,435	10,737	10,136	7,597	-
Electricity delivered to the Interconnected System(1)	4,151	3,087	1,814	4,417	4,101

Total electricity delivered by Copel Geração e Transmissão	21,538	20,433	18,454	17,891	9,372

Copel Distribuição

Electricity delivered to captive customers	19,633	18,523	17,511	17,524	17,670
Electricity delivered to distributors in the State of Paraná	495	474	457	450	484

Total electricity delivered by Copel Distribuição	20,128	18,997	17,968	17,974	18,154

Subtotal	41,666	39,430	36,422	35,865	27,526

Losses	3,263	3,055	2,809	3,271	2,010

Total electricity delivered by Copel Geração e Transmissão and Copel Distribuição	44,929	42,485	39,231	39,136	29,536

____________
(1) Includes capacity made available but not fully delivered.

Generation

Generation Facilities

     At December 31, 2008, we operated 17 hydroelectric plants and one thermoelectric plant, with a total installed capacity of 4,549.6 MW. If we include the installed capacity of the generation companies in which we have an ownership interest, our total installed capacity is 5,159.4 MW. As of December 31, 2008, we also owned 100% of Centrais Eólicas do Paraná Ltda. (70% through Copel Geração e Transmissão and 30% through Copel), a wind power plant with a total installed capacity of 2.5 MW. We produce electricity almost exclusively through our hydroelectric plants. Our assured energy, which represents our minimum potential total output, totaled 17,189 GWh in 2008. Our actual generation in any year differs from our assured energy, as a result of hydrological conditions and other factors. We generated 20,372 GWh in 2008, 18,134 GWh in 2007, and 10,358 GWh in 2006. The generation of electrical energy at our hydroelectric plants is supervised and coordinated by our generation operation center in the city of Curitiba. This operation center is responsible for coordinating the operations related to approximately 99.2% of our total installed capacity.

     The following table sets forth certain information relating to our main plants in operation at December 31, 2008.

Type	Plant	Installed capacity	Assured energy(1)	Placed in service	Concession expires

		(MW)	(GWh/yr)
Hydroelectric	Foz do Areia	1,676	5,060	1980	2023
Hydroelectric	Segredo	1,260	5,297	1992	2009
Hydroelectric	Salto Caxias	1,240	5,314	1999	2010
Hydroelectric	Capivari Cachoeira	260	957	1970	2015

____________
(1) Values used to determine volumes committed for sale.

     Governador Bento Munhoz da Rocha Neto (the “Foz do Areia” plant). The Foz do Area hydroelectric plant is located on the Iguaçu River, approximately 350 kilometers southwest of the city of Curitiba. The plant began full operations in 1981.

     Governador Ney Aminthas de Barros Braga (the “Segredo” plant). The Segredo hydroelectric plant is located on the Iguaçu River, approximately 370 kilometers southwest of the city of Curitiba. The plant began full operations in 1993.

     Governador José Richa (the “Salto Caxias” plant). The Salto Caxias plant is located on the Iguaçu River, approximately 600 kilometers southwest of the city of Curitiba. The plant began full operations in 1999.

     Governador Pedro Viriato Parigot de Souza (the “Capivari Cachoeira” plant). The Capivari Cachoeira hydroelectric plant is the largest underground hydroelectric plant in Brazil. The reservoir is located on the Capivari River, approximately 50 kilometers north of the city of Curitiba, and the power station is located on the Cachoeira River, approximately 110 kilometers northeast of the city of Curitiba. The plant began full operations in 1972.

     In addition to our generation facilities, we have ownership interests in several other generation companies. We are required by law to retain a majority of the voting shares of any company in which we have an ownership interest. The following table sets forth information regarding certain generation plants in which we had an ownership interest as of December 31, 2008:

Type	Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession expires

		(MW)	(GWh/yr)		(%)
Thermal	Araucária	484.5	3,419.0(1)	September 2006	80.0	2029
Hydroelectric	Elejor Facility (Santa Clara and Fundão)	246.3	1,229.0	July 2005	70.0	2036
Hydroelectric	Dona Francisca	125.0	700.8	February 2001	23.03	2033
Hydroelectric	Foz do Chopim	29.1	188.0	October 2001	35.77	2030

____________
(1) The assured energy of thermal plants such as Araucária varies depending on the price of natural gas, according to criteria established by MME.

     Dona Francisca. We own 23.03% of the common shares of the Dona Francisca Energética S.A. hydroelectric power plant (“Dona Francisca”), located on the Jacuí River in the State of Rio Grande do Sul. The other shareholders are Gerdau S.A. with a 51.82% interest, Celesc S.A. with a 23.03% interest and Desenvix S.A. with a 2.12% interest. The plant has been operating since 2001. Dona Francisca had debt in the total amount of R$119.0 million, R$54.8 million of which reflects loans extended to it by the Inter-American Development Bank and Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), a Brazilian development bank wholly owned by the Brazilian government. The debt is secured by a pledge of shares of Dona Francisca. We have a power purchase agreement with Dona Francisca, valued at R$51.5 million annually, which will terminate in March 2015 and which obligates Copel Geração to purchase 100.0% of the energy generated at Dona Francisca.

     Foz do Chopim. The Foz do Chopim hydroelectric plant is located on the Chopim River in the State of Paraná. We own 35.77% of the capital of the Foz do Chopim hydroelectric plant, and the remaining 64.23% is owned by Silea Participações Ltda. The plant has been operating since 2001.

     Elejor Facility. The Elejor Facility consists of the Santa Clara and Fundão hydroelectric plants, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.3 MW, which includes two smaller hydroelectric generation units installed in the same location. Centrais Elétricas do Rio Jordão S.A. (“Elejor”) signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. The construction of the plants began in December 2002 and in April 2004, respectively. The Santa Clara plant began operations in 2005. The Fundão plant began operations in 2006. As of December 31, 2008, we own 70.0% of the common shares of Elejor, and PaineraPar owns the remaining 30.0%.

     Elejor is required to pay the federal government for the use of hydroelectric resources, with total annual payments of R$19.0 million, payable on a monthly basis. This amount is monetarily adjusted on an annual basis by the Brazilian General Market Price Index, Índice Geral de Preços do Mercado (“IGP-M Index”). In 2008, the aggregate amount of concession payments paid by Elejor to the federal government was R$45.7 million.

     In September 2002, Centrais Elétricas Brasileiras S.A. Eletrobrás (“Eletrobrás”), a company controlled by the Brazilian government, executed a shareholders’ agreement with Elejor, under which Eletrobrás has the obligation to subscribe for 59,900,000 preferred class B shares to be issued by Elejor. Elejor is required to acquire Eletrobrás’ preferred class B shares in 32 quarterly installments (adjusted by the IGP-M Index plus interest of 12.0% per year). The preferred shares are expected to be fully redeemed in 2009.

     We have a power purchase agreement with Elejor that provides that we will purchase all of the energy produced by the Santa Clara and Fundão facilities at a set tariff until 2019, to be adjusted annually in accordance with the IGP-M Index.

     Araucária. We have an 80.0% interest in UEG Araucária Ltda., which owns the UEG Araucária thermoelectric plant. In December 2006, UEG Araucária entered into a lease agreement under which it leased the plant to Petrobras, and Petrobras entered into an operation and maintenance agreement with our subsidiary Copel Geração under which Copel Geração operates the plant. Both agreements have been extended through December 2011. Due to mechanical problems that have now been resolved, the UEG Araucária thermoelectric plant ceased its operational activities from January 2008 until May 2008.

Expansion of Generating Capacity

     We expect to spend R$185.2 million in 2009 to expand our generation capacity at our wholly-owned facilities and through generation partnerships.

     We have interests in several generation projects, and the energy that these projects will generate will substantially enhance our generation capacity in the future. The following table sets forth information regarding our planned major generation projects for the period from 2009 to 2012.

	Estimated	Estimated		Beginning of
	installed	assured	Budgeted	operation
Facility	capacity	energy(1)	completion cost	(expected)	Our ownership	Status

	(MW)	(GWh/year)	(R$ million)		(%)
						Concession
Mauá	361.0	1,732	1,069.0	April 2011	51.0	granted

						Concession
São Jerônimo	331.0	1,560	1,131.0	Unknown	41.2	granted
_____________
(1) Values used to determine volumes committed for sale.

     Mauá. In October 2006, a consortium in which we hold a 51% stake and Eletrosul holds a 49% stake was awarded a concession to construct and operate the Mauá hydroelectric power plant on the Tibagi River in the State of Paraná. The Mauá facility will have an installed capacity of 361.0 MW. Construction began on July 21, 2008. Commercial generation is scheduled to begin in April 2011. From the facility’s total power output (197.7 average MW), 192 average MV are committed under a 30-year contract, at a price of R$112.96/MWh, with supply starting in January 2011.

     São Jerônimo. The São Jerônimo hydroelectric plant will be located between the municipalities of Tamarana and São Jerônimo da Serra on the Tibagi River in the State of Paraná. The plant will have two generation units, with a total installed capacity of 331 MW. It is unclear when the construction of the facility will begin. There are a number of issues that must be resolved before construction can begin, the most significant being that we must obtain permission from the Brazilian Congress to start construction since the plant will be located in an indigenous area.

Proposed Projects

     We are involved in various initiatives to study the technical, economic and environmental feasibility of certain generation projects. These proposed generation projects would have a total of 369.2 MW of installed capacity. The following table sets forth information regarding our proposed generation projects.

		Estimated
		Installed	Estimated Assured
Type	Project	Capacity	Energy	Estimated cost	Our ownership

		(MW)	(GWh/yr)	(R$ million)	(%)
Hydroelectric	PCH Rio Cavernoso II	19.0	92.5	70	100
Hydroelectric	PCH Bela Vista	29.0	157.4	110	36
Hydroelectric	PCH Pinhalzinho	10.9	52.1	45	30
Hydroelectric	PCH Burro Branco	10.0	45.1	40	30
Hydroelectric	PCH Foz do Turvo	8.8	41.2	35	30
Hydroelectric	PCH Foz do Curucaca	29.5	142.2	115	15
Hydroelectric	PCH Salto Alemã	29.0	139.7	115	15
Hydroelectric	PCH São Luiz	26.0	125.3	100	15
Hydroelectric	PCH Alto Chopim	20.3	98.0	80	15
Hydroelectric	PCH Rancho Grande	17.7	85.3	70	15
Hydroelectric	PCH Dois Saltos	25.0	119.1	90	30
Thermoelectric	UTE Norte Pioneiro	144.0	1,135.6	600	100

     In addition to the projects described above, we also plan to implement alternative energy generation plants. During 2008 we carried out several studies to verify the possibility of building thermal electric plants that use sugar cane pulp as fuel. We are currently seeking strategic partners that are interested in investing in these alternative energy plants together with us. Lastly, we plan to participate in the wind energy auctions ANEEL intends to carry out in 2009.

Transmission and Distribution

General

     Electricity is transferred from power plants to customers through transmission and distribution systems. Transmission is the bulk transfer of electricity from generating facilities to the distribution system by means of the Interconnected Transmission System. Distribution is the transfer of electricity from the distribution system to Final Customers.

     The following table sets forth certain information concerning our transmission and distribution systems at the dates presented.

	At December 31,

	2008	2007(1)	2006	2005	2004

Transmission and subtransmission lines (km)
230 kV and 500 kV	1,822.0	1,822.0	1,739.8	1,737.0	1,736.9
138 kV	7.8	7.8	7.8	7.8	7.8
69 kV(2)	5.4	-	-	-	-
Distribution lines (km):
138 kV	4,495.7	4,290.7	4,238.5	4,056.3	4,056.1
88 kV	58.2	58.2	58.2	58.2	58.2
69 kV	1,185.0	1,173.2	1,166.1	1,137.2	1,137.2
34.5 kV	76,903.0	76,524.7	74,460.8	74,156.7	74,156.7
13.8 kV.	96,545.7	94,999.7	91,296.6	91,419.3	91,419.3
Transformer capacity (MVA)
Transmission and distribution substations (69 kV – 500 kV)	17,855.8(3)	16,702.2(3)	16,043.9	15,168.9	15,085.6
Generation (step up) substations	5,004.1	5,004.1	5,004.1	5,004.1	5,004.1
Distribution substations (34.5 kV)	1,624.0	1,624	1,624	1,434	1,467.0
Distribution transformers (MVA)	8,565.0	8,216.4	6,651	6,651	6,65.0
Total energy losses	7.3%	7.2%	7.2%	8.3%	6.8%

______________________________
(1)
Recently, to comply with energy sector legislation, we transferred the assets of Copel Transmissão to Copel Distribuição (69 kV – 138 kV) and to Copel Geração (a small portion of our assets of 138 kV and all our assets of 230 kV and above), changing the name of the latter to Copel Geração e Transmissão.

(2)	As approved by ANEEL in 2008, these 69 kV transmission lines held by Copel Distribuição were transferred to Copel Geração e Transmissão, since they were part of our transmission business segment.
(3)
This figure includes transformers with primary tensions of 69 kV and 138 kV which belong to Copel Distribuição but are implemented in 230 kV and 525 kV substations, which belong to Copel Geração e Transmissão.

Transmission

     Our transmission system consists of all our assets of 230 kV and above and a small portion of our 69 kV and 138 kV assets, which are used to transmit the electricity we generate and the energy we receive from other sources. In addition to using our transmission lines to provide energy to customers in the State of Paraná, we also transmit energy through the Interconnected Transmission System. Two companies owned by the federal government, Centrais Elétricas do Sul do Brasil S.A. – Eletrosul (“Eletrosul”) and Furnas Centrais Elétricas S.A. – Furnas (“Furnas”), also maintain significant transmission systems in the State of Paraná. Furnas is responsible for the transmission of electricity from Itaipu, while Eletrosul’s transmission system links the states in the south of Brazil. Copel, like the other utilities that own transmission facilities, is required to give other parties access to its transmission facilities for appropriate fees. ANEEL sets the charges for the use of the Interconnected Transmission System.

     The construction of new transmission facilities of 230 kV and higher must be awarded in a bidding process or otherwise authorized by ANEEL. We are permitted by ANEEL to make minor improvements to some of the existing 230 kV and 500 kV facilities.

     In May 2009, Copel Geração e Transmissão won a public bidding carried out by ANEEL for the construction and operation of an 115 km transmission line of 525 kV between the municipalities of Foz do Iguaçu and Cascavel.

Distribution

     Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 138 kV. Electricity is supplied to smaller industrial customers at the higher end of the voltage range and is supplied to residential, commercial and other customers at the lower end of the range. At December 31, 2008, we provided electricity in a geographic area encompassing approximately 98% of the State of Paraná and served over 3.5 million customers.

     Our distribution network includes 173,448.7 km of distribution lines (up to 44 kV), 331,601 distribution transformers and 238 distribution substations of 34.5 kV each. During 2008, 86,482 new customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas where there is a large concentration of trees in the vicinity of the distribution grid.

     We have 30 customers who are directly supplied with energy at a high voltage (69 kV and above) through connections to our transmission lines. These customers accounted for approximately 6.9% of our total volume of electricity sold in 2008.

     We are responsible for expanding the 138 kV and 69 kV distribution grid within our concession area.

System Performance

     We determine the energy losses of our distribution system separately from those of our transmission system. The rate of distribution losses is generally greater than the rate of transmission losses for most Brazilian electricity companies. Some Brazilian utilities calculate losses as a percentage of electricity carried through both the transmission network and the distribution network, which has the effect of reducing a company’s stated rate of losses. We exclude the Interconnected Transmission System and transmission lines operated by affiliates of Eletrobrás in calculating the rate of losses. We believe that our approach to determining energy losses provides a more accurate measure of our system performance.

     Our energy losses totaled 7.3% of our available energy in 2008. Of our energy losses in 2008, 65.0% occurred during the distribution of energy, and 35.0% occurred during its transmission.

     Information regarding the duration and frequency of outages for our customers is set forth in the following chart for the years indicated.

	Year ended December 31,

Quality of supply indicator	2008	2007	2006	2005	2004

DEC – Duration of outages per customer
per year (in hours)	12h11min	13h 32 min	14h 47 min	13h 29 min	14h 02min
FEC – Frequency of outages per customer
per year (number of outages)	10.69	12.41	13.66	13.51	14.19

Purchases

     The following table contains information concerning volume, costs and average tariffs for the main sources of the electricity we purchased in the last three years.

Source:	2008	2007	2006

Itaipu
Volume (GWh)	5,468	4,666	4,665
Cost (R$ millions)	502.4	385.4	335.4
Average tariff (R$/MWh)	91.88	82.59	71.90
Auctions in the regulated market
Volume (GWh)	12,746	11,850	10,293
Cost (R$ millions)(1)	976.2	845.1	654.1
Average tariff (R$/MWh)	76.59	71.32	63.55
Cien
Volume (GWh)	-	1,533	3,504
Cost (R$ million)	-	111.2	227.4
Average tariff (R$/MWh)	-	72.53	64.89
______________
(1) These numbers do not include short-term energy purchased through the Electric Energy Trading Chamber - CCEE.

Itaipu

     We purchased 5,468 GWh of electricity from Itaipu in 2008, which constituted 12% of our total available electricity in 2008 and 24% of Copel Distribuição’s total available electricity in 2008. Our purchases represented approximately eight percent of Itaipu’s supply to Brazil. Distribution companies operating under concessions in the midwest, south and southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The energy quota that each such distribution company is required to purchase from Itaipu increases whenever Itaipu adds to its own generation capacity. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars, and have been set at US$25.03 per kW.

     In 2008, we paid an average tariff of R$91.88 per MWh for energy from Itaipu, compared to R$82.59 per MWh during 2007. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

Auctions in the Regulated Market

     In 2008, we purchased 12,746 GWh of electricity through auctions in the regulated market. This energy represents 56% of the total electricity we purchased. For more information on the regulated market and the free market, see “—The Brazilian Power Industry—The New Industry Model Law.”

Cien

     We entered into two agreements on December 13, 1999 to purchase firm capacity and associated energy from Cien (the “Cien Agreements”). On January 2, 2007, we entered into amendments to the Cien Agreements, reducing the contracted volumes from an average of 400 MW to an average of 175 MW. This reduction was the result of an Argentine law limiting Argentina’s energy exports.

     The Cien Agreements were terminated on January 1, 2008. The deficit in our distribution business caused by the reduction and eventual termination of the Cien Agreements has not been completely offset, since Copel Distribuição has had to purchase additional energy in the spot market. However, the MME authorized Copel to compensate for the energy that Copel was to purchase under the Cien Agreements, and to pass through the related cost increases to its Final Customers.

     Specifically, we acquired (i) 159 average MW, at a price of R$104.74/MWh, for the period from 2007 to 2014 at the auction held on December 14, 2006, and (ii) 31.6 average MW from other distributors. During 2008, we recognized R$119.68 million for energy purchased in the spot market, where the average cost of such energy was R$124.79/MWh. In addition, we purchased 23.5 average MW at the auction held in September 2007 to supplement our 2008 supply agreements (at an average cost of R$134.00/MWh) and on February 20, 2009, we purchased 144.5 average MW to supplement our supply agreements from March to December 2009 (for an average cost of R$145.77/MWh) .

Sales to Final Customers

     During 2008, we supplied approximately 97% of the energy distributed directly to captive customers in the State of Paraná. Our concession area includes over 3.5 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, to the south of the State of Paraná. We also sell energy to 15 Free Customers, four of which are located outside of our concession area. During 2008, the total power consumption throughout our concession area, including Free Customers, was 20,818 GWh as compared to 19,984 GWh during 2007. The following table sets forth certain information regarding our volumes of energy sold to, and revenues (in millions of reais) from sales of energy to, different categories of purchasers for the periods indicated.

	Year ended December 31,

Categories of purchaser	2008		2007		2006		2005		2004

	(GWh)	(R$ in millions)	(GWh)	(R$ in millions)	(GWh)	(R$ in millions)	(GWh)	(R$ in millions)	(GWh)	(R$ in millions)
Industrial customers	7,955	2,077.3	7,740	1,934.1	7,200	1,751.7	7,639	1,649.2	8,197	1,456.3
Residential	5,379	1,990.1	5,143	1,900.1	4,826	1,884.1	4,653	1,857.0	4,467	1,651.4
Commercial	3,967	1,321.8	3,722	1,242.6	3,407	1,172.1	3,231	1,092.9	3,024	912.2
Rural	1,606	261.2	1,522	247.1	1,431	242.5	1,389	242.2	1,320	210.6
Other(1)	1,911	461.0	1,858	443.9	1,826	449.7	1,785	434.6	1,729	375.0

Total(2)	20,818	6,111.4	19,985	5,767.8	18,690	5,500.1	18,697	5,275.9	18,737	4,605.5

______________

(1)	Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.
(2)	Total GWh does not include our energy losses.

The following table sets forth the number of our Final Customers in each category at December 31, 2008.

Category	Number of Final Customers

Industrial	63,655
Residential	2,782,404
Commercial	294,866
Rural	335,666
Other(1)	46,966

Total	3,523,557

_____________
(1) Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.

     Industrial and commercial customers accounted for approximately 34% and 22%, respectively, of our total revenues from energy sales during 2008. In 2008, 32% of our total revenues from energy sales were from sales to residential customers.

Tariffs

     Retail Tariffs. We classify our customers in two groups (“Group A Customers” and “Group B Customers”), based on the voltage level at which electricity is supplied to them and on whether they are considered as industrial, commercial, residential or rural customers. Each customer falls within a certain tariff level defined by law and based on the customer’s classification, although some flexibility is available according to the nature of each customer’s demand. Under Brazilian regulation, residential customers (other than Low Income Residential Customers, as defined below) pay the highest tariff rates, followed by commercial and industrial customers.

     Group A Customers receive electricity at 2.3 kV or higher and the tariffs applied to them are based on the actual voltage level at which energy is supplied and the time of year and the time of day the energy is supplied. Tariffs are comprised of two components: a “capacity charge” and an “energy charge.” The capacity charge, expressed in reais per kW, is based on the higher of (i) contracted firm capacity and (ii) power capacity actually used. The energy charge, expressed in reais per MWh, is based on the amount of electricity actually consumed as evidenced by our metering.

     Group B Customers receive electricity at less than 2.3 kV, and the tariffs applied to them are comprised solely of an energy charge and are based on the classification of the customer.

     ANEEL modifies our tariffs annually, generally in June. For more information about the distribution tariff adjustments that have been made by ANEEL in recent years, see “Item 5. Operating and Financial Review and Prospects—Overview—Rates and Prices.”

     The following table sets forth the average tariffs (including value-added taxes) for each category of Final Customer in effect in 2008, 2007 and 2006.

Tariffs	2008	2007	2006

	(R$/MWh)	(R$/MWh)	(R$/MWh)
Industrial	261.1	249.9	243.3
Residential	370.0	369.5	390.4
Commercial	333.2	333.9	344.0
Rural	162.7	162.4	169.5
Others customers	241.3	238.9	246.3
All Final Customers	293.6	288.6	294.3

     Low Income Residential Customers. Under Brazilian law, we are required to provide discounted rates to certain low income residential customers (“Low Income Residential Customers”). In 2008, we served 717,105 Low Income Residential Customers.

     The following table sets forth the current minimum discount rates approved by ANEEL for each category of Low Income Residential Customer.

Discount from
Consumption	base tariff

Up to 30 kWh per month	65%
From 31 to 100 kWh per month.	40%
From 101 to 160 kWh per month	10%

     Special Customers. A customer of our distribution business that consumes at least 500 kV (a “Special Customer”) may choose its energy supplier if that supplier derives its energy from alternative sources, such as small hydroelectric plants, wind plants or biomass plants. A Special Customer that chooses to purchase energy from a supplier other than Copel Geração e Transmissão continues to use our distribution system and pay our distribution tariff. However, as an incentive for Special Customers to purchase from alternative sources, we are required to reduce the tariff paid by Special Customers by 50%. This discount does not impact the revenues of our distribution business, since ANEEL allows us to increase the tariffs of our other distribution customers to compensate for this discount.

     Transmission Tariffs. A transmission concessionaire is entitled to annual revenues based on the transmission network it owns and operates. These revenues are periodically readjusted according to criteria stipulated in the concession contract. Copel Geração e Transmissão is a party to two concession contracts, each of which has a different structure for calculating this revenue value.

     One portion of our annual revenues, which accounted for 60% of our gross transmission revenues in 2008, is subject to periodic adjustment by ANEEL. The periodic revision scheduled for 2005 was only carried out in 2007, at which point ANEEL applied a reduction of 15.08% . This adjustment was applied retroactively to July 2005, and will be passed on to our Final Customers until June 2009. The remainder of our annual revenues was subject to adjustment by IGP-M. As a result, the aggregate adjustment in our 2008 gross transmission revenues was a reduction of 5.69% .

     In 2008, Annual Permitted Revenues were readjusted by IGP-M for the period beginning July 2008, resulting in an increase of 11.52% . Our main concession agreement is subject to a second tariff review, which is scheduled to occur on June 30, 2009. The revised tariff will be valid beginning on July 1, 2009.

Other Businesses

Telecommunications

     Copel Telecomunicações S.A. Pursuant to an authorization from the Brazilian National Telecommunication Agency, Agência Nacional de Telecomunicações (“ANATEL”) to provide corporate telecommunication services within the State of Paraná and international long-distance services, we have been offering these services since August 1998 through the use of our fiber optics network (12.01 thousand km by the end of 2008). In 2008, we served 198 of the 399 municipalities in the State of Paraná, which represent 86% of the total population of the state. In addition to our commercial services, we have also been involved in an educational project aimed at providing public elementary and middle school students in the State of Paraná with broadband Internet access in their schools.

     We provide services to most of the major Brazilian telecommunication companies that operate in the State of Paraná. We have 569 clients, which also include supermarkets, universities, banks, internet service providers and television networks. We also provide a number of different telecommunication services to our subsidiaries.

     Sercomtel. We own 45.0% of the stock of Sercomtel Telecomunicações S.A. and Sercomtel Celular S.A. (together, “Sercomtel”). Sercomtel holds concessions to provide fixed and mobile telephone services in the municipalities of Londrina and Tamarana in the State of Paraná and has obtained ANATEL’s authorization to provide telephone services to all other cities in the State of Paraná. Currently, Sercomtel operates under an authorization regime in the cities of Cambé, Ibiporã and Araponga, and in March 2009 it will begin to operate in the cities of Apucarana, Rolândia e Maringá. Sercomtel has concessions from ANATEL to provide cable television in São José in the State of Santa Catarina and Osasco in the State of São Paulo and radio-wave television transmission in Maringá in the State of Paraná. As a result of impairment tests conducted in 2008, our entire investment in Sercomtel Celular S.A. was written off.

     As of December 31, 2008, Sercomtel Telecomunicações, in its concessions area for fixed telephone services, had a total of 178,254 telephone lines installed, of which 157,168 were in operation. As of December 31, 2008, Sercomtel Celular had an installed capacity of 6,977 terminals in its TDMA system, of which 4,579 were in operation, as well as an installed capacity of 95,612 terminals in its GSM system, of which 80,137 were in operation. In December 2008, Sercomtel started providing 3G services with a capacity of 20,000 lines, of which 185 are currently installed. Sercomtel’s Telecomunicações’ 2008 net revenues were R$148.7 million, with net income of R$7.7 million, and Sercomtel Celular’s 2008 net revenues were R$36.0 million, with net loss of R$7.3 million.

Water and Sewage

     In January 2008, Copel bought the 30% stake in Dominó Holdings S.A. (“Dominó Holding”) held by Sanedo Ltda., a wholly-owned subsidiary of Grupo Veola, for R$110.2 million. We now own 45.0% of the total outstanding share capital of Dominó Holdings, which in turn owns 34.7% of the voting stock of Companhia de Saneamento do Paraná – Sanepar (“Sanepar”), a public utility company that provides 345 urban and rural municipalities and approximately 8.8 million people in the State of Paraná with water distribution services and 5.1 million with sewage services. The State of Paraná owns 60.0% of the outstanding voting capital of Sanepar. Dominó Holdings’ net income in 2008 was R$43.5 million. The other shareholders of Dominó Holdings are Andrade Gutierrez Concessões S.A and Daleth Participações S.A, each with 27.5% .

     In February 2003, the State of Paraná issued a decree canceling the Sanepar shareholders’ agreement and dismissing the board members appointed by Dominó Holdings. Dominó Holdings is currently engaged in litigation with the State of the Paraná in connection with this issue.

Gas

     We are engaged in the distribution of natural gas through Companhia Paranaense de Gás (“Compagas”), the company that holds the exclusive rights to supply piped gas in the State of Paraná. Compagas’ customers include industries, thermoelectric plants, cogeneration plants, businesses, gas stations and residences. Compagas is focusing its marketing efforts on substituting gas for fuel oil and other fuels as a means of achieving greater energy efficiency and enhancing its market share.

     As of December 31, 2008, we owned 51.0% of the capital stock of Compagas and accounted for this interest through consolidation. The minority shareholders of Compagas are Petrobras and Mitsui Gas, each of which owns 24.5% of the capital stock of Compagas.

     Compagas distributes natural gas from Bolivia supplied through the Bolivia-Brazil gas pipeline. The volume contracted by Compagas is sufficient to safely meet demand in the next two years. For future supplies, Compagas has already started to negotiate with Petrobras in order to contract additional purchases of Brazilian natural gas. Petrobras has indicated through its Anticipated Gas Production Plan (Antecipação de Produção de Gás – Plangás), that the investments made by Petrobras and other Brazilian companies are expected to significantly increase the availability of Brazilian natural gas in the market, which is expected to increase from 28 million cubic meters per day in 2007 to 64 million cubic meters per day in 2009. Additionally, two new re-gasification plants are expected to become operational at the end of 2008 or the beginning of 2009, with a total processing capacity of 27 million cubic meters per day of natural gas. Compagas owns a gas distribution network in the State of Paraná consisting of 498.5 km of pipelines. During 2008, Compagas recorded a daily average sales volume of 1.3 million cubic meters of natural gas to 4,510 customers. In 2008, Compagas’ net revenues were R$ 233.7 million, and its net income was R$ 32.3 million.

Services

     We own 40.0% of the share capital of ESCO Electric Ltda. (“ESCO”), a company that assists customers with their electricity needs through the provision of consulting services, planning and project implementation, automation services, operation, maintenance, training and technical assistance. ESCO also markets products and services aimed at obtaining greater energy efficiency and energy conservation. During 2008, ESCO’s net revenues were R$5.0 million, and it had a net income of R$0.8 million. All operations of this company were discontinued in 2008 and we expect it to be liquidated during 2009.

Concessions

     We operate under concessions granted by the Brazilian government for our generation, transmission and distribution businesses. We act as concessionaires or as independent producers. Currently our distribution and our transmission concessions will expire in July 2015, but our concessions provide for possible extensions, which we will solicit from ANEEL 36 months prior to expiration.

     In the generation segment, as of 2003 there is no longer any practical difference between a concessionaire and an independent producer. However, all concession agreements that were in effect prior to 2003 establish that the concessionaire has the right to renew the contract for an additional 20-year period. Concessions granted to independent producers between 1995 and 2003 can be renewed for an additional 20 years, a process which can no longer be carried out with generation concessions granted after 2003. In the transmission and distribution segments, concessionaires have the right to renew their concessions for an additional period of 30 and 35 years, respectively. This right is not extended to independent producers.

Generation

     Since 1999, nine of our generation plants have had their concessions extended by Brazilian authorities, in each case for a 20-year term, as allowed by law. According to applicable law, these concessions are not eligible for a second extension. For each of our generation facilities for which the concession has not yet been extended, we will have the option to solicit a 20-year extension.

     Concessions for new generation projects, such as Mauá, are non-renewable, meaning that upon expiration, a further concession will be granted pursuant to a competitive bidding process.

     The following table sets forth information relating to the terms as well as the renewals of our generation concessions.

Plant	Initial concession date	Initial expiration date	Extension date	Final expiration date

Foz do Areia	May 1973	May 2003	January 2001	May 2023
São Jorge	December 1974	December 2004	April 2003	December 2024
Apucaraninha	October 1975	October 2005	April 2003	October 2025
Guaricana	August 1976	August 2006	August 2005	August 2026
Chaminé	August 1976	August 2006	August 2005	August 2026
Segredo	November 1979	November 2009	Under MME analysis	November 2029(*)
Derivação do Rio Jordão	November 1979	November 2009	Under MME analysis	November 2029(*)
Salto Caxias	May 1980	May 2010	Under MME analysis	May 2030(*)
Cavernoso	January 1981	January 2011	Under MME analysis	July 2019(*)
Rio dos Patos	February 1984	February 2014	Possible	February 2014(*)
Capivari Cachoeira	April 1965	May 1995	June 1999	July 2015
Mourão	January 1964	January 1994	June 1999	July 2015
Chopim I	March 1964	March 1994	June 1999	July 2015
Figueira	March 1969	March 1999	June 1999	March 2019
Marumbi	March 1956	Not defined by authorities	Not defined by authorities	Not defined by authorities
_____________
(*) Expected final expiration date

     ANEEL has issued an opinion to MME recommending the renewal of the following concessions we currently hold for an additional term of 20 years: Governador Ney Braga (“Segredo”) (final term expiring 2029), Governador José Richa (“Salto Caxias”) (final term expiring 2030) and Derivação do Rio Jordão (final term expiring 2029). The renewal period recommended by ANEEL for the Cavernoso power plant was 8.5 years (expiring in 2019), but we have filed a request to renew this concession for an additional 20 years. MME, which decides whether to renew a concession, has thus far granted all our other concession renewal requests.

     We have ownership interests in several other generation projects, through generation partnerships established with certain other companies. The following table sets forth information relating to the terms of the concessions of certain generation plants in which we had an ownership interest as of December 31, 2008.

Plant	Consortium	Initial concession date	Initial expiration date	Extension

Dona Francisca	Dona Francisca Energética SA - DFESA	July 1979	August 2033	Possible
Santa Clara and Fundão	Elejor	October 2001	October 2036	Possible
Araucária	UEG Araucária Ltda.	December 1999	December 2029	Possible

Mauá	Consórcio Energético Cruzeiro do Sul	June 2007	July 2042	Not Possible
Foz do Chopim	Foz do Chopim Energética	April 2000	April 2030	Possible

Transmission

     Under our transmission concession contracts, we have the right to request 20- to 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 36 months prior to the expiration of the contract in question. Our principal transmission concession, which corresponds to 95% of our transmission revenues, expires on July 7, 2015, but is renewable for a period of 20 years. In addition, we have two concession agreements for individual transmission lines, which correspond to an aggregate of 5% of our transmission revenues.

     The following table sets forth certain information relating to the terms and renewal of our transmission concessions:

Transmission	Initial	Initial expiration	Extension	Expected final
facility	concession date	date	date	expiration date

Main transmission concession	July 2001	July 2015	Possible	July 2035

Bateias – Jaguariaíva Transmission Line	August 2001	August 2031	Possible	August 2061

Bateias – Pilarzinho Transmission Line	March 2008	March 2038	Possible	March 2068

Distribution

     We operate our distribution business pursuant to a concession granted to us on June 24, 1999, the term of which will expires on July 7, 2015. We will have the right to request a 20-year extension of this concession from ANEEL 36 months prior to its expiration.

Competition

     We have concessions to distribute electricity in substantially all of the State of Paraná, and we do not face competition from the five utilities that have been granted concessions for the remainder of the state. As a result of legislation passed in 2004, however, other suppliers are able to offer electricity to our existing Free Customers at prices lower than those we currently charge. However, the reduction in net revenue that occurs when a captive customer becomes a Free Customer is partialy compensated by a reduction in our costs for energy that we would otherwise acquire to sell to these customers.

     Furthermore, under certain circumstances, Free Customers may be entitled to connect directly to the Interconnected Transmission System rather than our distribution system. Unlike a Free Customer’s choice of another energy supplier, in which case that customer must still use our distribution network and thus pay us the appropriate tariff, our distribution business ceases to collect tariffs from a customer who migrates to the Interconnected Transmission System. The migration of customers from the distribution network to the transmission network therefore results in the loss of revenues for our distribution business.

     Distribution and transmission companies are required to permit the use of their lines and ancillary facilities for the distribution and transmission of electricity by other parties upon payment of a tariff.

Free Customers are limited to:

  existing customers (those connected to the distribution network before July 1995) with demand of at least 3 MW and supplied at voltage levels equal to or greater than 69 kV;

  new customers (those connected to the distribution network after July 1995) with demand of at least 3 MW at any voltage; and

  customers with demand of at least 500 kW and that opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants or biomass projects.

     During 2008, we provided electricity to 15 Free Customers, representing approximately 2.1% of our gross operating revenues from energy sales and approximately 2.8% of the total quantity of electricity sold by us. Contracts with Free Customers that are set to expire in 2009 represent approximately 16.6% of the total megawatts sold under contract to such customers. There can be no assurance that, upon the expiration of these contracts, the Free Customers will purchase energy from us.

     At December 31, 2008, we had 38 customers that were eligible to qualify as Free Customers. These customers represented approximately 4.2% of our total volume of electricity sold in 2008, and approximately 5.7% of our total gross operating revenues from energy sales for that year.

     In the generation business, any producer may be granted a concession to build or manage generating facilities in the State of Paraná.

     In the transmission business, Brazilian law provides for competitive bidding for transmission concessions for facilities with voltage of 230 kV or greater that will form part of the Interconnected Transmission System.

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

     All our activities are subject to our Sustainability and Corporate Citizenship Policy, which integrates corporate planning and sustainability management in order to optimize our financial, social and environmental performance.

     Our generation and transmission facilities that pre-date the introduction of environmental licensing requirements in 1986 are currently undergoing a diagnostic process with the relevant environmental authorities to ensure that the operations of these older facilities are brought in line with current environmental regulations. We renew our environmental licenses in accordance with the procedures of the environmental authorities. We are in compliance with all material environmental regulations and our more recent (post-1986) generation, transmission and distribution projects are in compliance with federal and state regulations.

     We are involved with environmental and social programs including the “Socio-Environmental Education for Sustainability” (Educação Socioambiental para a Sustentabilidade) program and the “Tribute to the Waters” (Tributo às Águas) program. The objective of the Socio-Environmental Education for Sustainability program is to raise awareness of the environmental impact of day-to-day activities, promoting responsible and environmentally sustainable behavior. The objective of the Tribute to the Waters program is to facilitate and promote sustainable social, economic and environmental development in communities located in the Paraná River basin.

     To reinforce our commitment to environmental, social and economic aspects of sustainability, we are signatories to the United Nations Global Compact, and we actively seek to implement the principles of the Global Compact in our daily activities and our corporate culture. We also report to the Global Reporting Initiative – GRI-G3.

Property, Plant, and Equipment

     Our principal properties consist of the generation, transmission and distribution facilities described in “Business—Generation and Purchasers of Energy” and “—Business—Transmission and Distribution.” Of the net book value of our total property, plant and equipment at December 31, 2008 (including construction in progress), generation and transmission facilities represented 49.7%, distribution facilities represented 29.8%, telecommunications represented 2.6%, supply of gas represented 2.2%, Elejor represented 8.1% and UEG Araucária thermoelectric plant represented 7.6% . We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

The Condemnation Process

     Although we receive concessions from the Brazilian government to construct hydroelectric projects, we do not receive title to the land on which the projects are located. Land required for the implementation of our projects may only be condemned pursuant to specific legislation. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of condemnation disputes. At December 31, 2008, we estimated our liability related to the settlement of such disputes to be approximately R$10.4 million. This amount does not include the projections for land condemnation included in the budgets for each of our projects.

THE BRAZILIAN POWER INDUSTRY

General

     In February 2009, the MME approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 154.8 GW by 2017, of which 75.9% is projected to be hydroelectric (including small hydroelectric plants), 17.9% is projected to be thermoelectric, 2.2% is projected to be nuclear and 4.0% is projected to be from alternative energy sources such as wind and biomass.

     Approximately 38.0% of the installed power generating capacity of Brazil is currently owned by Eletrobrás (including its wholly-owned subsidiary Eletronuclear and its 50.0% participation interest in Itaipu). Through its subsidiaries, Eletrobrás is also responsible for 56% of the installed transmission capacity equal or above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de São Paulo – CESP, Companhia Energética de Minas Gerais – CEMIG and us, among others.

Principal Regulatory Authorities

Ministry of Mines and Energy – MME

     The MME is the primary regulator of the power industry, acting as the granting authority on behalf of the Brazilian government and empowered with policymaking, regulatory and supervisory powers.

National Electric Energy Agency – ANEEL

     The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. ANEEL’s primary responsibility is to regulate and supervise the power industry in accordance with the policies set forth by the MME and to respond to matters which are delegated to it by the Brazilian government and the MME. ANEEL’s current responsibilities include, among others, (i) administering concessions for electric energy generation, transmission and distribution, including the approval of electricity tariffs, (ii) enacting regulations for the electric energy industry, (iii) implementing and regulating the utilization of energy sources, including the use of hydroelectric power, (iv) promoting the public bidding process for new concessions, (v) settling administrative disputes among electricity sector entities and electricity purchasers, and (vi) defining the criteria and methodology for the determination of transmission tariffs.

National Electric System Operator – ONS

     The ONS was created in 1998. The ONS is a non-profit, private entity comprised of electric utilities engaged in the generation, transmission and distribution of electric energy, in addition to other private participants such as importers, exporters and Free Customers. The Brazilian government nominates three executive officers to the ONS’ board of executive officers. The primary role of the ONS is to coordinate and control the generation and transmission operations in the Interconnected Transmission System, subject to the ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include, among others, operational planning for the generation industry, organizing the use of the domestic Interconnected Transmission System and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the electric energy system, proposing plans to the MME for extensions of the Interconnected Transmission System, and submitting rules for the operation of the transmission system for ANEEL’s approval.

Electric Energy Trading Chamber – CCEE

     The CCEE is a not-for-profit organization subject to authorization, inspection and regulation by ANEEL. The CCEE is responsible, among other things, for (i) registering all the energy purchase agreements in the regulated market, Contratos de Comercialização de Energia no Ambiente Regulado (“CCEAR”), and registering the agreements resulting from market adjustments and the volume of electricity contracted in the free market, and (ii) accounting for and clearing short-term transactions. The CCEE is composed of holders of concessions, permissions and authorizations in the electricity industry and Free Customers, and its board of directors is composed of four members appointed by these agents and one by the MME, who is the chairman of the board of directors.

Energy Sector Monitoring Committee – CMSE

     The CMSE was created by the New Industry Model Law to monitor service conditions in the next five years and to recommend preventative measures to ensure energy supply adequacy, including demand-side action and contracting of energy reserves.

Eletrobrás

     Eletrobrás serves as a holding company for the following federally-owned energy companies: Companhia Hidro Elétrica do São Francisco, Furnas, Eletrosul – CHESF, Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, Companhia de Geração Térmica de Energia Elétrica – CGTEE and Eletrobrás Termonuclear S.A. – Eletronuclear. Eletrobrás manages funds generated by some of the regulatory charges, as well as the commercialization of energy from Itaipu and from alternative energy sources, under the Proinfa Program.

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

     The following is a summary of the principal events related to changes to the regulatory and legal framework of the Brazilian electricity sector:

  In 1995: (i) the Brazilian constitution was amended to authorize foreign investment in power generation; (ii) the Concessions Law was enacted, requiring that all concessions for energy related services be granted through public bidding processes, providing for the creation of independent producers and Free Customers and granting electricity suppliers and Free Customers open access to all distribution and transmission systems; and (iii) a portion of the controlling interests held by Eletrobrás and various Brazilian states in generation and distribution companies were sold to private investors.
  In 1998, the Power Industry Law was enacted, providing for, among other things: (i) the creation of the ONS; (ii) the separation of generation, transmission, distribution and energy trading activities; and (iii) the appointment of BNDES as the financing agent of the power industry, especially to support new generation projects.

  In 2001, Brazil faced a serious energy crisis that lasted through February 2002. During this period, the Brazilian government implemented an energy rationing program in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil. In April 2002, the Brazilian government established an extraordinary tariff readjustment to compensate for financial losses incurred by the electricity suppliers as a result of the rationing period.

  In 2004, the Brazilian government enacted the New Industry Model Law, in an effort to further restructure the power industry with the ultimate goal of providing customers with a secure electricity supply at low tariffs.

Concessions

     The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to the MME or to ANEEL for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period. This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions. An existing concession may be renewed at the granting authority’s discretion, except in some specific cases provided by law.

     The Concessions Law establishes, among other things, the conditions that the concessionaire must comply with when providing electricity services, customers’ rights and the respective obligations of the concessionaire and the granting authority. In addition to the Concession Law, the concessionaire must also comply with the general regulations governing the electricity sector. The main provisions of the Concessions Law and related ANEEL regulations are summarized as follows:

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

     Intervention by the granting authority. The granting authority may intervene in the concession, by means of a presidential decree, to ensure the adequate performance of services, as well as the full compliance with applicable contractual and regulatory provisions. Within 30 days of such a decree, the granting authority’s representative must commence an administrative proceeding in which the concessionaire is entitled to contest the intervention. During the term of the administrative proceeding, the granting authority shall appoint an individual to manage the concession. If the administrative proceeding is not completed within 180 days of the issuance of the decree, the intervention will be stopped and the concession will be returned to the concessionaire. The concession is also returned to the concessionaire if the granting authority’s representative decides not to terminate the concession and the concession has not yet expired.

     Termination of the concession. The termination of the concession agreement may occur by means of expropriation and/or forfeiture. Expropriation is the early termination of a concession for reasons related to the public interest. An expropriation must be specifically approved by law or decree. Forfeiture must be declared by the granting authority after ANEEL or the MME has made a final administrative ruling that the concessionaire, among other things, (i) has failed to render adequate service or comply with an applicable law or regulation, (ii) no longer has the technical, financial or economic capacity to provide adequate service, or (iii) has not complied with penalties assessed by the granting authority. The concessionaire may contest any expropriation or forfeiture in the courts.

     A concession agreement may also be terminated (i) through the mutual agreement of the parties, (ii) upon the bankruptcy or dissolution of the concessionaire, or (iii) following a final, non-appealable judicial decision rendered in a proceeding filed by the concessionaire.

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

     Penalties. ANEEL regulations govern the imposition of sanctions against agents in the electricity sector and classify the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each infraction, the fines can be up to two percent of the revenue (net of value-added tax and services tax) of the concessionaire in the 12-month period preceding any penalty notice. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval for certain actions, including the following: (i) execution of contracts between related parties in certain situations; (ii) sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on these or any other assets related to the concession or the revenues from electricity services; (iii) changes in controlling interest of the holder of the authorization or concession; and (iv) certain changes to the bylaws. In the case of contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, require that the contract be rescinded.

The New Industry Model Law

     The New Industry Model Law introduced material changes to the regulation of the power industry, in order to (i) provide incentives to private and public entities to build and maintain generation capacity, and (ii) ensure the supply of electricity in Brazil at low tariffs through competitive electricity public bidding processes. The key elements of the New Industry Model Law include:

  Creation of a parallel environment for the trading of electricity, including: (1) the regulated market, a more stable market in terms of supply of electricity; and (2) a market specifically addressed to certain participants (i.e., Free Customers and energy-trading companies), called the free market, that will permit a certain degree of competition vis-à-vis the regulated market.

  Restrictions on certain activities of distributors, which require them to focus on their core business of distribution activities in order to promote more efficient and reliable services to captive customers.

  Elimination of self-dealing, providing an incentive for distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties.

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

Parallel Environment for the Trading of Electric Energy

     Under the New Industry Model Law, electricity purchase and sale transactions are carried out in two different segments: (i) the regulated market, which contemplates that distribution companies will purchase all the electricity they need to supply their customers through a public auction and (ii) the free market, which provides for the purchase of electricity by non-regulated entities (such as the Free Customers and energy traders).

     The electricity arising from (i) low capacity generation projects located near consumption points (such as certain co-generation plants and small hydroelectric power plants), (ii) plants qualified under the Proinfa Program, an initiative established by the Brazilian government to create incentives for the development of alternative energy sources, such as wind power projects, small hydroelectric power plants and biomass projects, and (iii) Itaipu, will not be subject to the public bidding process for the supply of electricity to the regulated market. The electricity generated by Itaipu will continue to be sold by Eletrobrás to the distribution concessionaires operating in the South, Southeast and Midwest Interconnected Transmission System, although no specific contract was entered into by such concessionaires. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed below under “—Distribution Tariffs.”

The Regulated Market

     In the regulated market, distribution companies must purchase their expected electricity requirements for their captive customers in the regulated market, through a public auction process. The auction process is administered by ANEEL, either directly or through CCEE, under certain guidelines provided by the MME.

     Electricity purchases are made through two types of bilateral agreements: Energy Agreements (Contratos de Quantidade de Energia) and Capacity Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that its electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, which could interrupt the supply of electricity. In such case, the generator would be required to purchase electricity elsewhere in order to comply with its supply commitments. Under a Capacity Agreement, a generator commits to make a certain amount of capacity available to the regulated market. In such case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage.

     Under the New Industry Model Law, the estimate of demand from distributors is the principal factor in determining how much electricity the system as a whole will contract. A distributor is obligated to contract all of its projected electricity needs, as opposed to 95.0% under the previous regime. A deviation in actual demand from projected demand results in penalties to distributors. In the event of under-contracting, the distributor is penalized directly in an amount that increases as the difference between projected demand and actual demand increases. An under-contracting distributor must also pay to meet its demand by purchasing energy in the spot market.

     In the event of over-contracting, where the contracted volume falls between 100% and 103% of actual demand, the distributor is not penalized and the additional costs are compensated for through increases in its customers’ tariffs. Where the contracted volume is over 103% of actual demand, the distributor must sell energy in the spot market. If the contract price proves lower than the current spot market price, the distributor sells its excess energy for a profit. On the other hand, if the contract price is higher than the spot market price, the distributor sells its extra energy at a loss.

     With respect to the granting of new concessions, the newly enacted regulations provide that bids for new hydroelectric generation facilities may include, among other things, the minimum percentage of electricity to be supplied in auctions in the regulated market. Concessions for new generation projects, such as Mauá, in our case, are non-renewable, meaning that upon expiration, the concessionaire must again complete a competitive bidding process.

The Free Market

     The free market covers transactions between generation concessionaires, IPPs, self-generators, energy traders, exporters and importers of electric energy and Free Customers. The free market will also include bilateral agreements between generators and distributors signed under the old model, until they expire. Upon expiration, such contracts must be executed under the New Industry Model Law guidelines.

     A consumer that is eligible to choose its supplier may only do so upon the expiration of its contract with the local distributor, with advance notice or, in the case of a contract with no expiration date, upon 15 days notice in advance of the date on which the distributor must provide MME with its estimated electricity demand for the year. In the latter case, the contract will only be terminated in the following year. Once a consumer has chosen the free market, it may only return to the regulated system once it has given the distributor of its region five years notice, provided that the distributor may reduce such term at its discretion. Such an extended period of notice seeks to assure that, if necessary, the distributor can buy additional energy in auctions in the regulated market without imposing extra costs on the captive market.

     State-owned generators may sell electricity to Free Customers, however, as opposed to private generators, they are obligated to do so through an auction process.

Regulation under the New Industry Model Law

     A July 2004 decree governs the purchase and sale of electricity in the regulated market and the free market, as well as the granting of authorizations and concessions for electricity generation projects. This decree includes, among other items, regulations relating to auction procedures, the form of power purchase agreements and the mechanism for passing costs through to Final Customers.

     Under these regulations, all electricity-purchasing agents must contract all of their electricity demand in accordance with established guidelines. Electricity-selling agents must provide evidentiary support linking the energy to be sold to existing or planned power generation facilities. Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.

     These regulations also require electricity distribution companies to fulfill their electricity supply obligations primarily through public auctions. In addition to these auctions, distribution companies can purchase electricity from: (i) generation companies that are connected directly to the distribution company (except for hydroelectric power plants with capacity higher than 30 MW and certain thermoelectric power plants), (ii) electricity generation projects participating in the initial phase of the Proinfa Program, (iii) power purchase agreements entered into before the New Industry Model Law was enacted, and (iv) the Itaipu power plant.

     The MME establishes the total amount of energy that will be contracted in the regulated market and the list of generation projects that will be allowed to participate in the auctions in each year.

     All electricity generation, distribution and trading companies, independent producers and Free Customers are required to notify ANEEL, by August 1st of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. Each distribution company is also required to notify ANEEL, within the 60-day period preceding each electricity auction, of the amounts of electricity that it intends to contract in the auction. In addition, distribution companies are required to specify the portion of the contracted amount they intend to use to supply potentially Free Customers.

Auctions in the Regulated Market

     Electricity auctions for new generation projects are held (i) in the fifth year before the initial delivery date of electricity (referred to as “A-5” auctions), and (ii) in the third year before the commencement of commercial operation (referred to as “A-3” auctions). Existing power generators hold auctions (i) in the year before the initial delivery date (referred to as “A-1” auctions), and (ii) up to four months before the delivery date (referred to as “market adjustments”). Auctions exclusively for electricity from wind, small hydro and biomass power plants are be held between years “A-1” and “A-5.” Invitations to bid in the auctions are prepared by ANEEL, in accordance with guidelines established by the MME, including the requirement that the lowest bid shall be the winner of the auction. Each generation company that participates in the auction executes a contract for purchase and sale of electricity with each distribution company, in proportion to the distribution companies’ respective estimated demand for electricity. The only exception to these rules relates to the market adjustment auction, where the contracts are between specific selling and distribution companies. The contracts for both A-5 and A-3 auctions have a term of between 15 and 30 years, and the contracts for A-1 auctions have a term between five and 15 years. The contracts for A-1 auctions, carried out in 2005, are allowed to have a three-year term with initial supply in 2006. Contracts arising from market adjustment auctions are limited to a two-year term. The contracts for electricity from wind, small hydro and biomass power plants have a term between ten and 30 years.

     The quantity of energy contracted from existing generation facilities may be reduced for three reasons: (i) to compensate for captive customers that become Free Customers; (ii) to compensate for market deviations from the estimated market projections (up to four percent per year of the annual contracted amount, beginning two years after the initial electricity demand is estimated); and (iii) to adjust the quantity of contracted energy in bilateral agreements entered into prior to the enactment of the New Industry Model Law. With regard to (i), above, the reduction in net revenue caused when a captive customer becomes a Free Customer is compensated for by the increased amounts that Free Customers are required to pay to use our distribution system. However, a Free Customer may disconnect from our distribution system (and therefore cease to pay us a distribution tariff) if it chooses to connect directly to the Interconnected Transmission System or if it generates energy for self-consumption and transports this energy without using our distribution system. Because a Free Customer that connects directly to the Interconnected Transmission System no longer pays us a distribution tariff, we might not be able to fully recover this loss in revenues.

     Since 2004, CCEE has conducted nine auctions for new generation projects, 16 auctions for existing power generation facilities, one auction for alternative generation projects, and one auction for reserve energy in order to increase energy supply security. No later than August 1st of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the five subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and determines which generation companies will participate in the auction. The auction is carried out in two phases via an electronic system.

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

The Annual Reference Value

     Brazilian regulation establishes a mechanism (the “Annual Reference Value”) that limits the costs that can be passed through to Final Customers. The Annual Reference Value corresponds to the weighted average of the electricity prices in the A-5 and A-3 auctions, calculated for all distribution companies.

     The Annual Reference Value creates an incentive for distribution companies to contract their expected electricity needs in the A-5 auctions, where the prices are expected to be lower than in A-3 auctions. The Annual Reference Value is applied during the first three years of the power purchase agreements for new power generation projects. Beginning in the fourth year, 100.0% of the electricity acquisition costs from these projects are passed through to customers, except as follows. The decree establishes the following permanent limitations on the ability of distribution companies to pass-through costs to customers: (i) no pass-through of costs for electricity purchases that exceed 103.0% of actual demand; (ii) limited pass-through of costs for electricity purchases made in an A-3 auction, if the volume of the acquired electricity exceeds two percent of the volume of electricity purchased in the A-5 auctions; (iii) if the volume contracted from existing generation projects decreases by over four percent, new contracts from new generation projects are afforded limited pass-through; (iv) from 2005-2008, electricity purchases from existing facilities in the A-1 auction were limited to one percent of a distribution company’s demand. If the acquired electricity in the A-1 auction exceeded one percent, pass-through of costs to Final Customers is limited to 70.0% of the average value of such acquisitions of electricity for delivery between 2005 and 2008. The MME establishes the maximum acquisition price for electricity generated by existing projects. If distributors do not comply with the obligation to fully contract their demand, the pass-through of costs from energy acquired in the short-term market is the lower of the spot market price and the Annual Reference Value.

Electric Energy Trading Convention

     The Electric Energy Trading Convention (Convenção de Comercialização de Energia Elétrica) regulates the organization and functioning of the CCEE and defines, among other things, (i) the rights and obligations of CCEE participants, (ii) the penalties to be imposed on defaulting agents, (iii) the means of dispute resolution, (iv) trading rules in the regulated and free markets, and (v) the accounting and clearing process for short-term transactions.

Restricted Activities of Distributors

     Distributors in the Interconnected Transmission System are not permitted to (i) engage in activities related to the generation or transmission of electric energy, (ii) sell electric energy to Free Customers, except for those in their concession area and under the same conditions and tariffs maintained with respect to captive customers, (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership, or (iv) engage in activities that are unrelated to their respective concessions, except for those permitted by law or the relevant concession agreement. A generator is not allowed to hold more than a ten percent equity interest in any distributor.

Elimination of Self-Dealing

     Since the purchase of electricity for captive customers is now performed through auctions in the regulated market, “self-dealing” (under which distributors were permitted to meet up to 30.0% of their energy needs using energy that was either self-produced or acquired from affiliated companies) is no longer permitted.

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

Tariffs for the Use of the Distribution and Transmission Systems

     ANEEL oversees tariff regulations that govern access to the distribution and transmission systems and that establish tariffs for these systems. The tariffs are (i) network usage charges, which are charges for the use of the proprietary local grid of distribution companies (“TUSD”) and (ii) tariffs for the use of the transmission system, which is the Interconnected Transmission System and its ancillary facilities (“TUST”).

TUSD

     Users of a distribution system pay the distribution concessionaire a tariff known as the TUSD. The TUSD is calculated by multiplying the maximum contracted power for each of the customer’s points of connection to the concessionaire’s distribution system, by the tariff in R$/kW per month.

TUST

     The TUST is paid by distribution companies, generators and Free Customers for use of the Interconnected Transmission System (electrical transmission system with voltage equal or higher than 230 kV). This tariff is revised annually according to (i) an inflation index and (ii) the annual revenues that a transmission company is permitted to collect for the use of its assets in the Interconnected Transmission System. The ONS, an entity that represents all transmission companies that own assets in the Interconnected Transmission System, coordinates the payment of transmission tariffs to these transmission companies. Users of the Interconnected Transmission System sign contracts with the ONS, which allows them to use the transmission grid in return for paying TUST. A transmission company that owns transmission assets which are not part of the Interconnected Transmission System makes this other transmission system available to interested users for a separately-negotiated fee.

Distribution Tariffs

     Distribution tariff rates (including the TUSD) are subject to review by ANEEL, which has the authority to adjust and review these tariffs in response to changes in energy purchase costs and market conditions. When adjusting distribution tariffs, ANEEL divides the costs of distribution companies into (i) costs that are beyond the control of the distributor, or Parcel A costs, and (ii) costs that are under control of distributors, or Parcel B costs. ANEEL’s tariff readjustment formula treats these two categories differently.

Parcel A costs include, among others, the following:

  costs of electricity purchased in ANEEL public auctions;

  costs of electricity purchased from Itaipu;

  costs of electricity purchased pursuant to bilateral agreements by small distribution companies;

  certain other charges for connection to transmission and distribution systems; and

  regulatory charges.

Parcel B costs include:

  a component designed to compensate the distributor for the carrying cost of its assets;

  depreciation costs; and

  a component designed to compensate the distributor for its operating and maintenance costs.

     Each distribution company’s concession agreement provides for an annual readjustment (reajuste anual). In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are only adjusted for inflation in accordance with the IGP-M index.

     Electricity distribution concessionaires are also entitled to periodic tariff revisions (revisão periódica) every four or five years. These revisions are aimed at (i) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for services provided within the scope of each such company’s concession and (ii) determining the “X factor.”

The X factor for each distribution company is calculated based on two components:

  Xa, based on the application of the IPC-A to the personnel portion of the concessionaire’s operational costs; and

  Xe, based on the concessionaire’s increases in its economies of scale due to market growth, and which is measured at each periodic tariff revision.

     In addition, ANEEL recently enacted new regulations under which distribution companies will be required to comply under penalty of law with minimum pre-established targets measured by a new quality of service indicator related to customer satisfaction.

     In addition, a distribution concessionaire is entitled to an extraordinary tariff review (revisão extraordinária) on a case-by-case basis, to ensure its financial stability and compensate it for unpredictable costs, including taxes, that significantly change its cost structure. Extraordinary tariff adjustments were granted (i) in June 1999 to compensate for increased costs of electricity purchased from Itaipu as a result of the devaluation of the real against the dollar, (ii) in 2000 to compensate for the increase in COFINS from two to three percent, and (iii) in December 2001 to compensate for losses caused by the Rationing Program.

     Since October 2004, on the date of a subsequent tariff readjustment or tariff revision, whichever occurs earlier, distribution companies have been required to execute separate contracts for the connection and use of the distribution system and for the sale of electricity to their potentially Free Customers.

Incentives

     In 2000, a Federal decree created the Thermoelectric Priority Program, Programa Prioritário de Termeletricidade (“PPT”), for purposes of diversifying the Brazilian energy matrix and decreasing Brazil’s strong dependence on hydroelectric plants. The incentives granted to the thermoelectric plants included in the PPT are: (i) guaranty of gas supply for twenty years, according to regulation from the MME, (ii) assurance that the costs related to the acquisition of the electric energy produced by thermoelectric plants will be passed through to tariffs up to the normative value established by ANEEL, and (iii) guaranty of access to a special BNDES financing program for the electric energy industry.

     In 2002, the Brazilian government established the Proinfa Program to encourage the creation of alternative energy sources. Under the Proinfa Program, Eletrobrás shall purchase the energy generated by alternative sources for a period of 20 years. In its initial phase, the Proinfa Program is limited to a total contracted capacity of 3,300 MW. In its second phase, which will start after the 3,300 MW cap has been reached, the Proinfa Program intends to purchase energy from alternative sources up ten percent of the electric energy annual consumption of Brazil. The first phase of the Proinfa program commenced in 2004.

Regulatory Charges

EER

     The Encargo de Energia de Reserva (“EER”) is a regulatory charge designed to raise funds for energy reserves that have been contracted through CCEE. These energy reserves shall be contracted to increase the safety of the energy supply in the Interconnected Transmission System. The EER shall to be collected from Final Customers of the Interconnected Transmission System. According to the applicable regulation, there will be only one payment of this charge during the whole fiscal year of 2009. Nevertheless, as from 2010, this charge shall be collected on a monthly basis.

RGR Fund

     In certain circumstances, electric energy companies are compensated for certain assets used in connection with a concession if the concession is revoked or is not renewed. In 1971, the Brazilian Congress created a reserve fund designed to provide funds for such compensation (“RGR Fund”). In February 1999, ANEEL established a fee requiring public-industry electric companies to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, not to exceed three percent of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and the RGR Fund has been used principally to finance generation and distribution projects. The RGR Fund is scheduled to be phased out by 2010 and ANEEL shall revise the applicable tariffs so that the customer will receive some benefit from the termination of the RGR Fund.

UBP

     IPPs reliant on hydrological resources (except small hydroelectric power plants) are required to make contributions for using a public good, Uso de Bem Público (“UBP”) according to the rules of the corresponding public bidding process for the granting of concessions. Eletrobrás receives the UBP payments in a specific account.

CCC

     Distribution companies (and also some transmission companies responsible for Free Customers) must contribute to the Fuel Consumption Account, Conta de Consumo de Combustível (“CCC Account”). The CCC Account was created in 1973 to generate financial reserves to cover fossil fuel costs in order to reduce tariffs to be paid by consumers supplied by thermoelectric power plants. The annual CCC Account contributions are calculated on the basis of estimates of the cost of fuel needed by the thermoelectric power plants in the succeeding year. The CCC Account is administered by Eletrobrás. The CCC Account, in turn, reimburses electric companies for a substantial portion of the fuel costs of their thermoelectric power plants.

     In February 1998, the Brazilian government provided for the phasing out of the CCC Account. During the 2003-2005 period, subsidies from the CCC Account were phased out for thermal power plants that were constructed prior to February 1998 and that are connected to the Interconnected Transmission System. Thermal power plants constructed after that date will not be entitled to subsidies from the CCC Account. In April 2002, the Brazilian government established that subsidies from the CCC Account would continue to be paid, for a period of 20 years, to thermoelectric plants located in isolated systems.

CDE

     In 2002, the Brazilian government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE Account”), which is funded with monthly payments made by concessionaires for the use of public assets, as well as by penalties and fines imposed by ANEEL and by the annual fees paid by agents offering electric energy to Final Customers, by means of an additional charge added to the tariffs for the use of the transmission and distribution systems. These fees are adjusted annually. The CDE Account was created to support (i) the development of energy production throughout Brazil, (ii) the production of energy by alternative energy sources, and (iii) the universalization of electric energy services throughout Brazil. The CDE will be in effect for 25 years and be regulated by the executive branch and managed by Eletrobrás.

Itaipu Transmission Charge

     The Itaipu hydroelectric plant has an exclusive transmission grid and is not part of the Interconnected Transmission System. Companies that are entitled to receive electricity from Itaipu pay a transmission charge, in an amount equal to their proportional quota of Itaipu generated electricity for the use of the grid.

Charge for the Use of Water Resources

     Holders of concessions and authorizations that allow for the exploitation of water resources, must pay a total charge of 6.75% of the value of the energy they generate. This charge is shared among the states and municipalities where the plant or the plant’s reservoir is located, as well as with certain federal agencies.

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

Energy Reallocation Mechanism

     The Energy Reallocation Mechanism (“MRE”) attempts to mitigate the risks borne by hydroelectric generators due to variations in river flows (hydrological risk).

     Under Brazilian law, each hydroelectric plant is assigned a determined amount of “assured energy,” according to an energy supply risk criteria defined by MME, based on the historical river flow records available. The assured energy also represents the maximum energy that can be sold by the generator, which is set forth in each concession agreement, irrespective of the volume of electricity actually generated by the facility.

     The MRE tries to guarantee that all participating plants receive the revenue related to their assured energy, irrespective of the volume of electricity generated by them. In other words, the MRE effectively reallocates the electricity, transferring the surplus from those who have produced in excess of their assured energy to those that have produced less than their assured energy. The relocation, which occurs in the Interconnected Transmission System, is determined by the ONS, considering the nationwide electricity demand and hydrological conditions, regardless of the power purchase agreement of each individual generator. The volume of electricity actually generated by the plant, whether more or less than their assigned assured energy quotient, is priced pursuant to a tariff known as the “Energy Optimization Tariff,” designed to cover only the variable operation and maintenance costs of the plant, so that generators are largely unaffected by the actual dispatch of their plants.

Research and Development

     The companies holding concessions and permissions for distribution of electricity must invest a minimum of 0.50% of their annual net operational revenues in research and development and 0.50% in energy efficiency programs. As of January 1, 2010, these percentages will become 0.75% and 0.25%, respectively.

     A company holding concessions and authorizations for generation and transmission of electricity must invest a minimum of one percent of its annual net operational revenues in research and development. A company that generates electricity exclusively from small hydroelectric power plants, cogeneration or alternative energy projects is not subject to this requirement.

The amount to be invested in research and development must be distributed as follows:

  40% to the company research and development projects, under the coordination of ANEEL;

  40% to the Ministry of Sciences and Technology, to be invested in national research and development projects; and

  20% to the MME, to defray EPE.

Environmental Regulations

     The Brazilian constitution gives both the federal and state governments the power to enact laws designed to protect the environment. A similar power is given to municipalities whose local interests may be affected. Municipal laws are considered a supplement to federal and state laws. A violator of applicable environmental laws may be subject to administrative and criminal sanctions, and will have an obligation to repair or provide compensation for environmental damages. Administrative sanctions may include substantial fines and suspension of activities, while criminal sanctions may include fines and, for individuals, possible imprisonment. Criminal sanctions, including the imposition of fines or possible imprisonment, can be imposed against executive officers and employees of companies who commit environmental crimes.

     Our energy generation, distribution and transmission facilities are subject to environmental licensing procedures, which include the preparation of environmental impact assessments before such facilities are constructed. Once the respective environmental licenses are obtained, their maintenance is still subject to the compliance with various specific requirements. We were one of the first energy concessionaires in Brazil to provide an environmental impact assessment and report in connection with the construction of a power plant (Segredo Power Plant, 1987). More recently, the Salto Caxias Power Plant (1995-1999) was constructed in accordance with one of the most comprehensive environmental impact mitigation programs ever implemented in Brazil.

     In recent years, several important pieces of environmental regulation have been enacted. The Law of Environmental Crimes, which took effect in 1998, establishes a general framework of liability for environmental crimes. Recent federal laws and statutes have established the National System for Management of Water Resources and the National Council of Water Resources to address the major environmental issues facing the hydroelectric sector and users of water resources. In July 2000, the Brazilian government created an independent agency, the National Water Agency, to regulate and supervise the use of water resources.

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

     In 2008, an environmental audit was completed for the following hydroelectric plants: Melissa, Capivari Cachoeira, Mourão, Salto do Vau, São Jorge, Foz do Areia and Segredo. This was required by the State of Paraná as a condition for the renewal of the operating licenses for the above plants, as well as to obtain an independent evaluation of our policies concerning compliance with legal procedures.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

     The statement of operations for the years ended December 31, 2008, 2007 and 2006 have been prepared in accordance with Brazilian GAAP including the provisions of Law Nos. 11,638/07 and 11,941/09.

     On December 28, 2007, Law No. 11,638 was enacted, altering, revoking and adding new provisions to Brazilian Corporate Law. The statement of operations for each of the two years in the period ended December 31, 2007, have been adjusted and are being restated as set forth in NPC No. 12 “Accounting Policies, Changes in Accounting Estimates and Errors,” as the Company has established January 1, 2006 as the transition date for the application of the provisions of Law Nos. 11,638/07 and 11,941/09. For more information, see Note 4 to our consolidated financial statements.

     Rapid changes in Brazilian accounting principles are continuing, as Brazilian accounting standard-setters move toward convergence with IFRS. Many new accounting standards have been adopted and are currently being implemented. Others are expected in the near future. We cannot yet predict the effects on our financial statements that will result when these changes take effect. Based on a preliminary analysis performed by the Company, the two aspects of IFRS that could have a material impact on us and are the most important for our business concern the recognition of regulatory assets and accounting for our concessions. See “Item 3. Risk Factors—Risks Relating to the Brazilian Electricity Sector.”

Overview

Brazilian Economic Conditions

     All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003 and an economic recovery that has led to consistent growth since 2004. Beginning in the third quarter of 2008, economic growth slowed due to the global financial crisis.

The following table shows selected economic data for the periods indicated:

	Year ended December 31,

	2008	2007	2006

Inflation (IGP-DI)	9.1%	7.9%	3.8%
Appreciation of the real vs. U.S. dollar	(24.2)%	20.7%	9.5%
Period-end exchange rate – U.S.$1.00(1)	2.3370	1.7713	2.1380
Average exchange rate – U.S.$1.00(2)	1.8335	1.9300	2.1679
Change in real GDP(3)	5.4%	5.4%	3.8%
Average interbank interest rates(4)	12.4%	11.9%	15.0%
____________________

(1)	The real/U.S. dollar exchange rate at June 26, 2009 was R$1.9396 per U.S.$1.00.
(2)	Average of the closing exchange rates on the last day of each month in the period.
(3)	In 2007, the Brazilian Geography and Statistics Institute (“IBGE”) adopted a new GDP calculation method, which affected the GDP figures of prior years.
(4)	Calculated in accordance with Central Clearing and Custody House (“CETIP”) methodology (based on nominal rates).
Sources: FGV-Fundação Getúlio Vargas, the Brazilian Central Bank, the Brazilian Geography and Statistics Institute (“IBGE”) and CETIP.

Rates and Prices

     Our results of operations are significantly affected by changes in the prices and tariffs that we charge for electricity. Most of our revenues come from sales to captive customers at regulated rates defined by ANEEL. In addition, we also sell energy through auctions, bilateral agreements and to Free Customers at prices that are not directly regulated, but are heavily influenced by energy regulatory policy. The price of electricity sold at auction is highly affected by the electricity balance in the Interconnected Transmission System. In the auctions held during 2004 and 2005, the electricity prices in the agreements with delivery dates beginning in 2005, 2006 and 2007 reflected an electricity surplus, resulting in a reduction of energy prices. Electricity prices for agreements with delivery dates beginning in 2008 and 2009 were higher than prior years, due to increased demand in 2008, as well as increased volume and cost of energy purchased from Itaipu in 2008. For more information, see “Item 4. Information on the Company—Purchases—Itaipu.”

     Sales to Final Customers represented about 50.0% of the volume of electricity we delivered in 2008, and accounted for 78.3% of our gross energy sales revenues, and almost all of such sales were to captive customers. The rates we charge to our captive customers are set by ANEEL based on considerations established by law and regulations. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry—Distribution Tariffs.” In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

     ANEEL modifies our Retail Tariffs annually, generally in June. In recent years, the adjustments have been as follows.

  In June 2006, ANEEL authorized a 5.12% increase in our Retail Tariffs. Previously, we had effected a policy of tariff discounts to those of our Final Customers who paid their electricity bills when due. After that tariff increase, we discontinued our policy of providing a tariff discount.

  In June 2007, ANEEL required us to decrease our Retail Tariffs by an average of 1.22% pursuant to the annual tariff readjustment. The primary reason that ANEEL required this decrease was to account for the devaluation of the US dollar against the real in 2006.

  In June 2008, ANEEL reduced our Retail Tariffs by an average of 3.35% pursuant to its preliminary periodic revision, which occurs every four years. However, giving effect to the recovery of Parcel A costs, which is calculated each year, the average effect of this reduction on our customers was an increase of 0.04% . On June 2, 2009, after a final adjustment by ANEEL, our Retail Tariffs were reduced by an average of 3.65% . However, giving effect to the recovery of Parcel A costs, the average effect of this on our customers was a reduction of 0.27% .

  In June 2009 ANEEL approved the annual readjustment of our Retail Tariffs, increasing them by an average of 18.04%, of which 11.42% related to the tariff increase and 6.62% referred to an increase in recovery of deferred regulatory assets (CVA). The readjustment became effective as of June 24, 2009. After giving effect to the recovery of Parcel A costs, which are calculated every year, the average effect of the above tariff readjustment on our captive customers was an increase of 12.98%.

  However, due to the current global economic crisis, our Executive Committee, pursuant to instructions from our controlling shareholder, determined that, for the moment, the Retail Tariff readjustment set forth by ANEEL should have on average no effect on our captive customers. Consequently, on June 24, 2009, we submitted to ANEEL a formal request asking for the deferral of part of the annual readjustment to future periods. If ANEEL approves this request, we will continue to have the right to charge a percentage of the above readjustment in future periods until the next periodic Retail Tariff revision, which takes place every four years. On December 31, 2008, we had approximately R$98.0 million in deferred regulatory assets arising from tariff readjustments.

Long-Term Purchase Contracts

     Our distribution business purchases energy from generators and resells it to customers at regulated rates. For more information, see “Item 4. Information on the Company—Business—Generation and Purchases of Energy.” Our major long-term contracts or purchase obligations are described below.

  We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2008, our electricity purchases from Itaipu amounted to R$502.4 million.

  Our distribution business is required to purchase a large portion of its energy needs from the regulated market. For more information, see “Item 4. Information on the Company—The Company—Public Auction.”

     One of the principal components of our results is the profit we realize reselling energy purchased under long-term contracts. In general, we are entitled to pass on to customers increased costs for purchasing energy under long-term contracts.

Impact of the CRC Account

     One of our most significant assets consists of the obligations of the State of Paraná under an agreement that was most recently amended in January 2005. These obligations derive from amounts we were entitled to recover under a prior regulatory regime, and as a result they are referred to as the recoverable rate deficit account or “CRC” account (from the Brazilian term Conta de Resultados a Compensar). As of December 31, 2008, the outstanding balance of the CRC Account was R$1,319.9 million. The balance is adjusted for IGP-DI, bears interest at 6.65%, and is payable in monthly installments through May 2024. If the State of Paraná fails to make payments on a timely basis, we may apply dividends we owe to the State of Paraná in its capacity as our shareholder against amounts it owes us under the CRC Account agreement.

Special Obligations

     We record a liability for contributions received from the federal government and our customers exclusively for investment in our distribution network. We record the amount of these contributions on our balance sheet as a reduction of our fixed assets, under the caption “special obligations,” and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions will be offset against our fixed assets, including those purchased with the contributions received from the federal government and our customers. The accounting treatment for Special Obligations under Brazilian GAAP changed and, as from 2006, these obligations began to be amortized prospectively starting on the date of future tariff reviews for each distribution concessionaire. The amount we recorded as special obligations as of December 31, 2008 was R$916.8 million.

Critical Accounting Policies

     In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. We have discussed in “—Overview” above certain accounting policies relating to regulatory matters. In the discussion below, we have identified several other matters for which our financial presentation would be materially affected if either (i) we used different estimates that we could reasonably have used or (ii) in the future we change our estimates in response to changes that are reasonably likely to occur.

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

Deferred Regulatory Assets

     In accordance with Brazilian GAAP, we have deferred and capitalized certain costs that we expect to recover through rate increases. This approach is similar to SFAS No. 71, which provides that rate-regulated entities account for their assets and liabilities in a manner consistent with the recovery of those costs in their rates, if the rates are designed to recover the costs of providing the regulated service and if the competitive environment makes it likely that such rates can be charged and collected. Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers. We are entitled to recover these costs according to Brazilian regulations. ANEEL performs a rate readjustment on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. For more information, see Note 11 to the consolidated financial statements. The deferred regulatory assets reflected in our consolidated balance sheet under Brazilian GAAP totaled R$164.6 million, of which approximately R$98.0 million is related to tariff readjustments. The deferred regulatory liabilities totaled R$30.7 million at December 31, 2008.

Impairment of Long-Lived Assets

     Long-lived assets, primarily property, plants and equipment, comprise a significant amount of our total assets. We evaluate our long-lived assets and make judgments and estimates concerning the carrying value of these assets, including amounts to be capitalized, depreciation and useful lives. The carrying values of these assets are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for our products and services, future market conditions and regulatory developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. We carried out tests in 2008 that resulted in the impairment of R$24.5 million for Sercomtel. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

Electric Energy Trading Chamber - CCEE

     For accounting purposes, we recognize costs and revenues related to purchases and sales of energy in the spot market based on our internal estimates, which estimates are reviewed by the CCEE.

     We claimed a credit based on energy purchased from Itaipu during the energy rationing period that occurred in 2001, where there was a significant difference between the purchase price of Itaipu energy and energy sold at a loss in the spot market. We are contesting a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2008, R$1,062.0 million in costs for energy we purchased for resale in the spot market during a period of electricity rationing period in 2001 and the first quarter of 2002. Our management believes that losses resulting from the final ruling of this claim are not probable. We have no provision relating to this matter.

Reserves for Contingencies

     We and our subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues.

     We account for contingencies in accordance with Brazilian GAAP, which is similar to SFAS No. 5, “Accounting for Contingencies.” Such accruals are estimated based on the determination that it is probable that a future event will confirm that an asset has been impaired or a liability has been incurred at the date of the financial statements, and the amount of loss can be reasonably estimated. By their nature, contingencies will only be resolved when a future event or events occur or fail to occur; typically such events will occur a number of years in the future. The evaluation of these contingencies is performed by our internal and external legal counsel. Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position.

     The legal proceedings for which we classify our risk of loss as “possible” totaled R$1,820.1 million as of December 31, 2008, of which R$108.8 million was related to labor claims, R$1,072.1 million was related to regulatory proceedings, R$132.4 million was related to civil claims and R$506.9 million was related to tax proceedings.

Employee Retirement Benefits

     We sponsor a defined-benefit pension plan and defined-contribution pension plan covering substantially all of our employees. We have also established retirement health care plans. We determine our funding obligations based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, rates of inflation, mortality rates and future employment levels. These assumptions directly affect our liability for accrued pensions costs and the amounts we record as pension costs.

     The aggregate estimated cost for these plans in 2008, according to principles established by the CVM, was R$14.7 million. In 2008, we recorded expenses in the amount of R$30.0 million in the statement of operations related to the pension and health care plans. In 2009, these plans are expected to generate aggregate revenue of R$95.9 million.

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

Operating Segments

     Our most important operating segments are Copel Geração e Transmissão, which is engaged in electricity generation and transmission, and Copel Distribuição, which is engaged in electricity distribution. For more information, see Note 39 to our audited consolidated financial statements.

     Our largest operating segment in terms of revenue is distribution. Revenues from our distribution business represented 64.4%, 64.6% and 65.8% of our total net operating revenues in 2008, 2007 and 2006, respectively, before eliminations and adjustments. Revenues from our generation and transmission business represented 26.4%, 24.9% and 24.1% of our total net operating revenues in 2008, 2007 and 2006, respectively, before eliminations and adjustments. These percentages were calculated taking into account the net operating revenues of each of our business segments and our total combined net operating revenues for each fiscal year, not taking into account any consolidation adjustments.

     The profitability of our segments differs. Although our distribution segment is the largest contributor to our net operating revenues, it has a lower operating margin than our generation and transmission segment. Operating profit from our distribution segment was 40.5% of our total operating profit in 2008. Operating profit from our generation and transmission segment was 55.1% of total operating profit. These percentages were calculated taking into account the net operating profit of each of our business segments and our net combined operating profit during 2008.

Analysis of Electricity Sales and Cost of Electricity Purchased

     The following table sets forth the volume and average rate components of electricity sales and purchases for the years 2006 to 2008.

	Year ended December 31,

	2008	2007	2006

Electricity Sales:
Sales to Final Customers:
Average price (R$/MWh):(1)
Industrial customers(2)	261.14	249.88	243.30
Residential customers	369.97	369.46	390.40
Commercial customers	333.20	333.87	344.02
Rural customers	162.65	162.37	169.48
Other customers(3)	241.25	238.90	246.29
All customers(2)	293.57	288.61	294.28
Volume (GWh):
Industrial customers(2)	7,955	7,740	7,200
Residential customers	5,379	5,143	4,826
Commercial customers	3,967	3,722	3,407
Rural customers	1,606	1,522	1,431
Other customers(3)	1,911	1,858	1,826
All customers(2)	20,818	19,985	18,690
Total revenues from sales to Final Customers (millions of R$)	6,111	5,768	5,500
Sales to distributors and others:(4)
Average price (R$/MWh)(1)	87.54	89.50	77.33
Volume (GWh)(5)	15,570	15,284	16,694
Total revenues (millions of R$)	1,363	1,368	1,291
Electricity Purchases:
Purchases from Itaipu:
Average cost (R$/MWh)(6)	91.88	82.59	71.90
Volume (GWh)	5,468	4,666	4,665
Percentage of total Itaipu production purchased	8.1	6.5	6.7
Total cost (millions of R$)(7)	502	385	335
Purchases from others:(4)
Average cost (R$/MWh)	75.22	63.03	66.35
Volume (GWh)(5)	15,674	16,565	16,646
Total cost (millions of R$)(7)	1,179	1,044	1,104
____________________

(1)	Average prices or costs have been computed by dividing (i) the corresponding revenues or expenses without deduction of ICMS Tax by (ii) MWh of electricity sold or purchased.
(2)	Includes Free Customers outside Paraná.
(3)	Includes public services such as street lighting, as well as supply of electricity to government agencies, and our own consumption.
(4)	Energy traded between Copel’s subsidiaries not included.
(5)	Energy Reallocation Mechanism not included.
(6)	Our purchases of electricity generated by Itaipu are stated in reais and paid for on the basis of a capacity charge expressed in U.S. dollars per kW plus a “wheeling” (or transportation) charge expressed in reais per kWh.
(7)	See “Item 4. Information on the Company—Business—Generation and Purchases of Energy” for an explanation of our expenses relating to electricity purchases.

Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

     The following table summarizes our results of operations for the years ended December 31, 2006, 2007 and 2008:

	Year ended December 31,

	2008	2007	2006

		(R$ million)
Operating revenues:
Electricity sales to Final Customers(1)
Residential	935.9	876.3	847.4
Industrial	1,069.2	985.7	874.8
Commercial	622.0	570.4	524.9
Rural	123.1	113.7	109.1
Others	218.6	201.6	202.3
Electricity sales to distributors	1,363.1	1,367.6	1,291.0
Use of Interconnected Transmission System	3,473.1	3,317.0	3,225.4
Telecom revenues	80.6	63.9	58.1
Piped gas revenues	283.7	244.1	227.0
Other operating revenues	136.1	179.8	61.3
Valued-added taxes on sales and charges (2)	(2,846.6)	(2,716.4)	(2,740.6)

	5,458.8	5,203.7	4,680.7

Operating expenses:
Electricity purchased for resale	(1,615.1)	(1,279.3)	(1,299.3)
Use of Interconnected Transmission System	(466.7)	(446.1)	(467.4)
Payroll	(673.8)	(649.7)	(641.9)
Pension and health care plans	(30.0)	13.9	(127.7)
Material	(57.5)	(63.2)	(67.9)
Raw materials and supply for power generation business	(19.3)	9.0	280.6
Natural gas and supply for gas business	(163.8)	(132.7)	(177.7)
Third party services	(268.2)	(240.9)	(226.8)
Depreciation and amortization	(404.7)	(430.0)	(377.8)
Provisions and reversals	(98.9)	(242.4)	80.7
Other operating expenses	(214.5)	(174.0)	(135.2)

	(4,012.5)	(3,635.4)	(3,160.4)

Operating income (3)	1,446.3	1,568.3	1,520.3
Equity in results of investees	14.3	9.5	(0.8)
Financial income (expenses), net	94.4	20.2	294.7

Income before income taxes and non-controlling interest	1,555.0	1,598.0	1,814.2
Income taxes	(458,1)	(460.3)	(557.7)
Net income before non-controlling interest	1,096.9	1,137.7	1,256.5
Non-controlling interest	(18.1)	(31.1)	(13.8)

Net income	1,078.8	1,106.6	1,242.7

____________________

(1)	Energy sales to Final Customers include energy sales, as well as charges billed to Final Customers for the usage of distribution grid (“TUSD”).
(2)	Fuel usage account (“CCC”), energy development account (“CDE”) and research and development (“P&D” and “PEE”) were reclassified in 2007 as deductions from gross operating revenues instead of operating costs as required by the ANEEL under Brazilian GAAP. For comparative purposes, this reclassification was applied for 2006.
(3)	Operating income before financial results and equity in results of investees.

Results of Operations for 2008 compared with 2007

Operating Revenues

     Our operating revenues (before deductions for taxes and contributions) increased by 4.9%, or R$385.3 million, in 2008 compared with 2007. Of this increase, R$221.1 million was due to sales to Final Customers and R$156.1 million was due to charges for use of our transmission and distribution systems. Revenues from sales to distributors decreased by 0.3%, or R$4.5 million. Our net operating revenues (after deductions for taxes and contributions) increased by 4.9%, or R$255.1 million, in 2008 compared with 2007.

     Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 8.0% in 2008, mainly due to growth in the volume of electricity sold (4.2% in 2008). The average tariff for Final Customers increased by 1.7% as compared to the 2007 average rate. The average tariff rates for the residential, industrial and rural classes of Final Customers increased by 0.1%, 4.5% and 0.2%, respectively, while the average tariff rate for the commercial class of Final Customers decreased by 0.2% . The variation in average price increases between different classes of customers reflects the fact that the tariffs established by ANEEL in June 2007 and 2008 varied depending upon the voltage level received and the gradual phasing out of the crossed subsidies between high and low voltage customers.

     The increase in the volume of energy sold to Final Customers in 2008 primarily reflected an increase in the number of Final Customers in each category.

  The volume of electricity sold to residential customers increased by 4.6% in 2008. Of this increase, approximately 55.9% was due to an increased number of customers and approximately 44.1% was due to an increase in average consumption per residential customer. The State of Paraná experienced continued economic growth in 2008, as well as increased sales of energy consuming products due to greater availability of credit.

  The volume of electricity sold to industrial customers increased by 2.8% (includes captive and free industrial consumers) in 2008. The primary reason for this increase was an increase of 8.3% in the number of industrial customers, mainly in the following sectors: textiles, paper, cardboard, cellulose and food and beverages.

  The volume of electricity sold to commercial customers increased by 6.6%. Of this increase, approximately 48.6% was due to an increased number of customers and approximately 51.4% was due to an increase in average consumption per commercial customer. In 2008, the service sector in the State of Paraná experienced favorable conditions, particularly in the food, hotel, wholesale and retail segments.

  The volume of electricity sold to rural customers increased by 5.5%. Of this increase, approximately 11.3% was due to an increased number of customers and approximately 88.7% was due to an increase in average consumption per rural customer. The State of Paraná experienced continued economic growth in 2008, as well as increased sales of energy consuming products due to greater availability of credit.

     Electricity Sales to Distributors. Electricity sales to distributors include sales in auctions in the regulated market (60.1% of total revenues for sales to distributors in 2008), sales under bilateral agreements (32.2%), sales in the spot market (3.5%) and sales to small distributors in the State of Paraná (4.2%).

     Our revenues from electricity sales to distributors decreased by 0.3%, or R$4.5 million, in 2008 compared with 2007. This was principally caused by (i) a decrease of R$76.2 million in revenues from sales pursuant to bilateral agreements, mainly because UEG Araucária ceased to sell the energy to our customers (all energy it produces is exclusively being used by Petrobras), and its only current source of revenue are monthly lease payments carried out by Petrobras, in its capacity as lessee of the plant’s facilities, and (ii) a decrease of R$21.1 million in sales in the spot market, mainly due to termination of our energy supply contract with Cien, which required us to use our energy surplus we intended to sell in the spot market. These decreases were largely offset by an increase of R$96.7 million in revenues from (i) sales pursuant to auctions in the regulated market for energy contracts for the period of 2008-2014, in the amount of R$61.4 million in 2008, and (ii) annual readjustments of current energy contracts by the IPCA Index, in the amount of R$35.3 million.

     Use of Our Transmission and Distribution Systems. Revenues from the use of our transmission and distribution systems increased by 4.7%, or R$156.1 million, in 2008. This increase was mainly due to an increase of 3.9%, or R$123.2 million, in revenues from the use of our distribution system, primarily due to an increase of 2.5% in the number of users of our distribution system.

     Telecommunications. Revenues from our telecommunications segment increased by 26.1%, or R$16.7 million, primarily due to an increase in both the number of clients and demand for new telecommunication services by existing clients.

     Distribution of Piped Natural Gas. Revenues from distribution of natural gas increased by 16.2%, or R$39.6 million, in 2008, primarily due to an increase of 54% in the number of new clients.

     Other Operating Revenues. The principal elements in other revenues are revenue from the lease of the UEG Araucária thermoelectric plant to Petrobras and service revenue under the operating and maintenance agreement for the same plant. Other operating revenues decreased by 24.4%, or R$43.8 million, in 2008 because the operations of the UEG Araucária thermoelectric plant were suspended from January through May 2008 due to equipment failure.

Deductions from Operating Revenue

     Valued-added taxes on sales and charges. Valued-added taxes on sales and charges increased by 4.8%, or R$130.1 million, in 2008, reflecting an increase of 4.9% in our revenues in 2008.

Operating Costs and Expenses

     The attached financial statements present our operating costs and expenses by function. However, in accordance with Brazilian GAAP, Note 32 to the financial statements presents this information by nature. For ease of understanding, the analysis below reflects the information presented by nature.

     Our total operating costs and expenses increased by 10.4%, or R$377.1 million, in 2008, compared to 2007, including amounts recognized as other operating expenses. The following were the principal factors in the increase.

  Energy Purchased for Resale. Our costs for the energy we purchased for resale increased by 26.2%, or R$335.8 million, in 2008. This increase was mainly a result of higher energy acquisition costs and an increase of 24.6% in the amount of energy generated by Itaipu that we are required to purchase pursuant to applicable regulation, which increased from 6.5% in 2007 to 8.1% in 2008.

  The average cost of energy we purchased in auctions in the regulated market increased from R$71.32/MWh in 2007 to R$76.59/MWh in 2008, and the volume we purchased in the regulated market increased from 11,850 GWh in 2007 to 12,746 GWh in 2008.

  The average cost of energy we purchased from Itaipu increased from R$82.59/MWh in 2007 to R$91.88/MWh in 2008, and the volume we purchased from Itaipu increased from 4,666 GWh in 2007 to 5,468 GWh in 2008.

  The volume we purchased in the spot market increased from 162 GWh in 2007 to 959 GWh in 2008, and the average cost of energy we purchased in the spot market, which reflects a number of different variables, also increased significantly.

  In addition, in 2007 we recognized R$100.9 million that we had provisioned to purchase energy under CIEN contracts in the first quarter of 2007. We also recognized R$172.8 million that we had originally provisioned to pay for PASEP/COFINS contributions on energy purchased for resale, and R$66.1 million as CVA liability.

  Use of Interconnected Transmission System. Expenses we incurred for our use of the Interconnected Transmission System increased by 4.6%, or R$20.6 million, in 2008. This increase was mainly due to an aggregate increase of R$55.8 million in the costs for connection to and use of the Interconnected Transmission System and an increase of R$52.1 million in system service charges (ESS). These increased costs were partially offset by a credit of R$64.3 million to our CVA account in 2008.

  Payroll. Payroll expenses increased by 3.7%, or R$24.1 million, in 2008 compared with 2007. This increase primarily resulted from pay raises of 5.5% and 7.5%, applicable as of October 2007 and October 2008, respectively.

  Pension and Health Care Plans. Pension and Health Care expenses totaled R$30.0 million in 2008, compared with a credit of R$13.9 million in 2007. This variation occurred mainly due to the values recorded as revenues related to post-employment benefit plans, totaling R$71.6 million in 2007 and R$31.3 million in 2008.

  Materials. Expenses in this category decreased by nine percent, or R$5.7 million, in 2008 compared with 2007, primarily due to decreased acquisitions of fuel, auto parts, IT material and “other materials.”

  Raw Material and Supplies for Power Generation Business. These expenses, consisting of the cost of mineral coal purchased for the Figueira thermoelectric plant, were R$19.3 million in 2008, compared with a credit of R$9.0 million in 2007. In 2007, this account reflected a non-recurring reversal of PASEP and COFINS tax contingencies in the amount of R$29.9 million, which resulted in a net credit.

  Natural Gas and Supplies for Gas Business. The expenses related to natural gas purchases increased by 23.4%, or R$31.1 million, compared with 2007, reflecting the higher acquisition cost of natural gas by Compagas to serve its third-party gas distribution market. This increase also reflected the depreciation of the real against the U.S. dollar, since natural gas prices are set in U.S. dollars.

  Third-Party Services. Third-party services increased 11.3%, or R$27.3 million, in 2008 compared with 2007, reflecting increases in expenses related to: (i) electric power system maintenance (R$14.9 million); (ii) postal services (R$3.7 million); (iii) data processing and transmission (R$3.3 million); and (iv) technical, scientific and administrative consultation (R$2.5 million).

  Provisions and Reversions. Provisions and reversions declined by 59.2%, or R$143.5 million, in 2008 compared with 2007, primarily due the fact that the provision of R$171.6 million related to COFINS tax contingencies occurred in 2007 and was a non-recurring event.

  Other Operating Expenses. Other operating expenses increased by 23.3%, or R$40.5 million, compared with 2007, mainly due to the effects of accounting for R$36.7 million in 2008 as provisions for the decrease in the value of certain tax incentives.

Equity in Results of Investees

     Equity in results of investees increased by 50.5%, or R$4.8 million, compared with 2007, mainly due to an increase of 30% in our equity ownership in Dominó Holdings S.A., which corresponds to R$23.2 million in revenue in 2008. This was offset by impairments in our investments in Sercomtel Telecom equivalent to R$18.3 million and in Sercomtel Celular equivalent to R$6.2 million.

Financial Income (Expenses), Net

     We recognized R$94.4 million of net financial income in 2008, compared to net financial income of R$20.2 million in 2007.

     Our financial revenues increased 23.4%, or R$92.6 million, mainly due to increased income from treasury investments of R$60.7 million and an increase in the IGP-DI inflation index, which adjusts the transfer of CRC funds to us from the State of Paraná.

     Our financial expenses increased by 4.9%, or R$18.5 million in 2008, which mainly reflected the effect of the depreciation of the real on our foreign currency-denominated debt. The effect of this depreciation was partially offset by the discontinuation of the CPMF Tax and the reduction of our overall debt.

Income Taxes and Social Contribution

     In 2008, we recognized income tax and social contribution expenses of R$458.1 million, reflecting an effective tax rate of 29.5% on our pretax income. This compared to income tax and social contribution expenses of R$460.3 million in 2007, reflecting an effective tax rate of 28.8% on our 2007 pretax income. This variation primarily resulted from (i) a 0.7% increase in the tax rate for interest on capital and (ii) a 0.6% increase in our provision for losses related to a tax incentive investment program known as FINAM.

Results of Operations for 2007 compared with 2006

Net Operating Revenues

     Our net operating revenues increased by 11.2% in 2007, compared to 2006. Of the R$523.0 million increase in net operating revenues, R$189.2 million was due to sales to Final Customers, which increased mainly due to market growth, while R$76.6 million was due to increased sales to distributors.

     Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 7.4% in 2007, mainly due to growth in the volume of electricity sold (6.9% in 2007). The average tariff for Final Customers decreased by 1.9% as compared to the 2006 average rate. The residential, commercial, rural and other classes of rates decreased by 5.4%, 2.9%, 4.2% and 3.0%, respectively. In contrast, the industrial rate increased by 2.7%. The variation in average price increases between different classes of customers reflects the fact that ANEEL’s tariff increases in June 2005, 2006 and 2007 varied depending upon the voltage level received and the gradual phasing out of the crossed subsidies between high and low voltage customers.

     The increase in the volume of energy sold to Final Customers in 2007 primarily reflected an increase in all main categories of Final Customers.

     The volume of electricity sold to residential customers increased by 6.6% in 2007, due to an increased number of customers and a 3.6% increase in average consumption per residential customer. Average temperatures in 2007 were higher than in the previous year, further contributing to increased sales volumes.

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

     Electricity Sales to Distributors. Electricity sales to distributors include sales through auctions in the regulated market (52.8%), sales under bilateral agreements (37.7% of the total supply revenues in 2007), sales to CCEE and the Interconnected Transmission System (5.1%) and sales to small distributors in the State of Paraná (4.4%) .

     Our revenues from electricity sales to distributors increased by 5.9% in 2007. Seventy-seven percent of this increase was due to the commencement of sales resulting from new auction contracts settled for the period from January 2007 through December 2014, and the remaining 23% was due to contractual price adjustments.

     Use of Our Transmission and Distribution Systems. Revenues from third-party use of our transmission and distribution grids increased by 2.8%, or R$91.6 million, in 2007. This increase reflected: (i) an increase of R$38.0 million in revenues from the use of our distribution system, primarily due to a 7.1% increase in volume and a slight increase in the average distribution tariff; (ii) a decrease of R$6.9 million in revenues from third-party use of our transmission grid, primarily due to the adjustment of our transmission tariffs in ANEEL’s July 2007 periodic review; and (iii) a charge of R$18.7 million, representing the net effect of applying ANEEL’s July 2007 periodic review of third-party transmission tariffs to prior periods.

     Telecommunications. Revenues from our telecommunications segment increased by 10.0%, or R$5.8 million, in 2007 compared with 2006.

     Distribution of Piped Natural Gas. Revenues from distribution of natural gas increased by 7.5%, or R$17.1 million, in 2007 compared with 2006.

     Other Revenues. This category includes revenues from the use our energy consulting and other services, lease income and the fuel cost subsidy we receive for our thermal plant. Revenues in this category increased by 193.3%, or R$118.5 million, mainly due to: (i) revenue of R$79.1 million from leasing the UEG Araucária thermoelectric plant facilities to Petrobras beginning in July 2007; and (ii) revenue of R$33.1 million for operating and maintenance of the UEG Araucária thermoelectric plant beginning in July 2007.

Deductions from Operating Revenue

     Valued-added taxes on sales and charges. Valued-added taxes on sales and charges decreased by 0.9%, or R$24.2 million, in 2007, reflecting a reduction of charges to customers, especially those related to the Fuel Consumption Account (CCC Account). The effect of this decrease was partially offset by an increase in the amount of taxes we paid on our gross revenues.

Operating Costs and Expenses

     The attached financial statements present our operating costs and expenses by function. Therefore, in accordance with Brazilian GAAP, Note 32 to the financial statements presents this information by nature. For ease of understanding, the analysis below reflects the information presented by nature.

     Total operating expenses increased by 15.0%, or R$475.0 million in 2007 compared with 2006. Factors and events that were significant to our operating expenses in 2007 included the following:

  Energy Purchased for Resale. Our expenses related to the energy we purchase for resale decreased by R$20.0 million, or 1.5%, in 2007. This variation was mainly due to the agreement established with CIEN, which reduced the volume of contracted energy from 400 average MW to 175 average MW in 2007. The main amounts booked in 2007 were: R$385.4 million from Itaipu, R$111.2 million from Cien, R$98.2 million from Itiquira and R$845.1 million from the energy auction.

  Use of Interconnected Transmission System. Expenses for use of the Interconnected Transmission System decreased by R$21.3 million, or 4.6%, in 2007. This decrease was mainly due to a reduction in the tariffs established by ANEEL, affecting our CVA related to the use of the Interconnected Transmission System, which amounted to R$23.0 million in 2007, compared to R$80.1 million in 2006.

  Pension and Health Care Plans. Pension and Health Care represented a credit of R$13.9 million in 2007, as compared to expenses of R$127.7 million in 2006. This change is the result of an actuarial gain recorded in 2007.

  Raw Material and Supplies for Power Generation Business. In 2006, this account reflected the reversal of R$298.1 million due to the agreement established in May 2006 between Copel, Petrobras and Compagas, related to natural gas for the UEG Araucária thermoelectric plant. In 2007, this account reflected a reversal of Pasep and Cofins tax contingencies, in the amount of R$29.9 million, which resulted in a net credit of R$9 million.

  Natural Gas and Supplies for Gas Business. The expenses related to natural gas purchases decreased by 25.3% as compared to 2006 due primarily to a reduction in the volume of natural gas purchased by Compagas. The UEG Araucaria thermoelectric plant has been leased to Petrobras as of June 2007, and Compagas has not supplied natural gas to UEG Araucaria thermoelectric plant since then. In addition there was a decrease in the average price paid for natural gas, due to monetary and exchange rate variations, since natural gas prices are set in U.S. dollars.

  Depreciation and Amortization. The increase of R$52.2 million in this balance was due mainly to new assets capitalized in 2007, as well as partnership acquisitions made by Copel, which increased the consolidated fixed asset balances and, consequently, the depreciation charges. The capitalization of the Fundão Plant, which belongs to Elejor, resulted in an addition in depreciation expenses in the amount of R$6.2 million in 2007. The UEG Araucária thermoelectric plant, which has been acquired and consolidated since June 2006 represented R$26.7 million in 2006 depreciation expenses. In 2007, depreciation expenses recorded by UEG Araucária thermoelectric plant amounted to R$49.4 million, an increase of R$22.7 million when compared to 2006.

  Provisions and reversions. In 2007, R$242.4 million was recorded as provisions expenses, whereas in 2006 reversals of other provisions resulted in income in the amount of R$80.7 million. This charge resulted from new provisions expensed in 2007, mainly related to COFINS tax contingencies (R$171.6 million), other tax contingencies (R$36.6 million) and labor contingencies (R$14.4 million).

  Other Operating Expenses. Other operating expenses increased by 28.7% as compared to 2006 balance mainly due to the increase of financial compensation related to the use of water resources, which was R$73.9 million in 2007.

Financial Income (Expenses), Net

     We recognized R$20.2 million of net financial income in 2007, as compared with net financial income of R$294.7 million in 2006.

     Our financial expenses decreased by 13.5% in 2007, mainly as a result of the reduction of R$43.1 million in monetary variations, and a reduction of R$4.2 million in debt servicing charges, due to the higher appreciation of the Brazilian real in 2007 and to the reduction in debentures charges, due to the settlements of the 2nd and 3rd series in February, 2007.

     Financial revenues decreased by 45.7%, or R$333.2 million, in 2007, primarily due to the recognition of R$283.2 million in 2006 related to the discounts obtained in the negotiations between Copel, Petrobras and Compagas on the gas purchase agreement for the UEG Araucária thermoelectric plant. Other contributing factors include (i) absence of gains from derivative operations, which represented R$22.4 million in 2006 and (ii) a R$25.4 million reduction in income from fines and other penalties over sales invoices due to a reduction in late payments from final customers.

Income Taxes

     In 2007, we recognized income tax and social contribution expenses of R$460.3 million, reflecting an effective tax rate of 28.8% on our pretax income. This compared to an income tax and social contribution expense of R$557.7 million in 2006, reflecting an effective tax rate of 30.7% on our pretax income. The decrease in our effective tax rate was primarily due to the higher amount of interest on equity paid to shareholders in 2007 (R$200.0 million) when compared to the amount paid in 2006 (R$123.0 million).

Liquidity and Capital Resources

     Our principal capital requirements are to finance the expansion and upgrading of our electricity distribution and transmission system and to finance the expansion of our generation business. Capital expenditures were R$812.2 million in 2008 (including the investment of R$50.3 million in the Mauá hydroelectric plant, R$110.2 million in the acquisition of the additional stake of 30% in Dominó Holdings and investments made in the UEG Araucária thermoelectric plant, Compagas and Elejor), R$530.4 million in 2007 (including the acquisition of Centrais Eólicas do Paraná and investments in the UEG Araucária thermoelectric plant, Compagas and Elejor) and R$1,010.0 million in 2006 (including the acquisition of the UEG Araucária thermoelectric plant and investments made by Compagas and Elejor). The following table sets forth a breakdown of our capital expenditures for the periods indicated.

	Year ended December 31,

	2008	2007	2006

		(R$ million)
Generation and transmission	143.4	56.7	88.7
Distribution	497.7	423.8	383.8
Telecom	24.7	31.6	30.1
Interest in equity investees	110.2	3.1(2)	436.7(1)
UEG Araucária thermoelectric plant	8.8	0.9
Compagas	26.1	13.8	10.9
Elejor	1.3	0.5	59.8

Total	812.2	530.4	1,010.0

____________________

(1)	Includes the acquisition of the UEG Araucaria thermoelectric plant.
(2)	Includes the acquisition of the Centrais Eólicas do Paraná power plant in the amount of R$ 2.1 million.

     Our total budgeted capital expenditures for our wholly owned subsidiaries for 2009 is R$1,113.8 million, of which:

  R$774.7 million is for distribution;

  R$287.8 million is for generation and transmission, including R$180.3 million for the construction of UHE Mauá; and

  R$51.3 million is for our telecommunication business.
     Our following controlled companies also budgeted their own capital expenditures for 2009, as described below:
  Compagas: R$28.6 million;

  UEG Araucaria: R$7.6 million; and

  Elejor: R$8.5 million.

     Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2008 was our operating activities. Net cash provided by operating activities was R$1,493.5 million in 2008 and R$1,316.0 million in 2007. We expect our operating cash flow to be sufficient to finance our capital expenditures in 2009.

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

     Our total outstanding loans and financing at December 31, 2008 were R$1,864.6 million. Approximately R$94.0 million of the total debt outstanding at December 31, 2008 was denominated in U.S. dollars, R$6.5 million was denominated in Japanese yen and R$62.5 million was indexed to a basket of foreign currencies. For more information on the terms of these loans and financings, see Note 20 of our consolidated financial statements. Our major loans and financing arrangements are:

  Eletrobrás – We have R$335.7 million in outstanding debt under government programs to finance expansion of the power industry.

  IDB – We have R$62.5 million in debt under a loan agreement to finance the development of the Segredo hydroelectric facility and the Rio Jordão deviation project. This loan is guaranteed by the Brazilian government and secured by liens on the financed assets.

  Banco do Brasil S.A. – We have R$353.3 million of outstanding debt with Banco do Brasil, which we contracted to pay debentures issued in 2002, 2005 and 2006.

  Debentures – As of December 31, 2008, we had a total of R$997.1 million in outstanding convertible debentures issued by Elejor and non-convertible debentures issued by Copel. The terms of these debentures are summarized in Note 21 of our consolidated financial statements.

     Also, by the end of 2008, BNDES approved a loan to Copel of R$339 million to finance the construction of the Mauá hydroelectric plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES will provide 50.0% of the loan amount, and Banco do Brasil S.A. will provide the remaining 50.0% . All the receivables arising from this plant were pledged in favor of BNDES until full repayment of the loan.

     We have several legal contingencies and proceedings that could have a material adverse impact on our liquidity. In addition, we are contesting a determination by ANEEL that would require us to pay additional amounts for energy we purchased for resale during the electricity rationing period in 2001 and the first quarter of 2002. We are also involved in several lawsuits, including challenges of the legality of certain federal taxes, which have been assessed against us, claims by industrial customers that certain increases in electricity tariffs from March through November 1986 were illegal and several labor related claims. These contingencies are described in “Item 8. Financial Information—Legal Proceedings.” If any of these claims are decided against us either individually or in the aggregate, they could have a material adverse affect on our liquidity and our financial condition.

Contractual Obligations

     In the table below, we set forth certain of our contractual obligations as of December 31, 2008, and the period in which such contractual obligations come due. The table below does not include pension liabilities or estimated interest payments on our loans and financing and debentures.

	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

			(R$ million)
Contractual obligations:
Loans and financing	841.4	98.5	137.5	89.2	516.2
Debentures	997.1	195.0	674.9	76.9	50.3
Suppliers(1)	711.9	497.8	85.7	85.7	42.7
Purchase obligations(2)	24,688.3	1,922.3	4,822.7	5,333.5	12,609.8
Concession payments – Elejor(3)	1,065.9	38.2	76.4	76.4	874.9
Redeemable shares at Elejor(4)	26.1	26.1	-	-	-

Total	28,330.7	2,777.9	5,797.2	5,661.7	14,093.9

____________________

(1)	Consists of gas supplied by Petrobras to the UEG Araucária thermoelectric plant.
(2)	Consists of electric power purchase commitments pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions and delivery dates. Based upon the applicable purchase price at December 31, 2008.
(3)	Payments to the federal government arising from Elejor’s concession agreement.
(4)	Consists of redeemable shares of Eletrobrás at Elejor. In December 2008, Elejor anticipated the redemption of shares in the amount of R$35.1 million, and paid all accrued interest and monetary indexation in the amount of R$54.9 million.

     We are also subject to contingencies with respect to tax, labor and civil claims and have provisioned R$653.4 million for accrued liability for legal proceedings related to these claims as of December 31, 2008. For more information, see “Item 8. Financial Information—Legal Proceedings” and Note 28 to our consolidated financial statements.

Off-Balance Sheet Arrangements

     We have not engaged in any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

U.S. GAAP Reconciliation

     We prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The main differences are described in Note 40 to our consolidated financial statements. Our net income in accordance with Brazilian GAAP was R$1,078.7 million in 2008, R$1,106.6 million in 2007 and R$1,242.7 million in 2006. Under U.S. GAAP, we would have reported net income of R$923.0 million in 2008, R$981.8 million in 2007 and R$1,024.1 million in 2006. Our shareholders’ equity in accordance with Brazilian GAAP was R$8,053.1 million at December 31, 2008 and R$7,236.2 million at December 31, 2007. Under U.S. GAAP, we would have reported shareholders’ equity of R$8,550.5 million at December 31, 2008 and R$7,893.1 million at December 31, 2007.

     For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our consolidated financial statements and a reconciliation of net income and shareholders’ equity, see Note 40 to our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

We are managed by:

  a Board of Directors, which may consist of seven to nine members and is currently composed of nine members; and

  a Board of Executive Officers, which consists of eight members.

Board of Directors

              The Board of Directors ordinarily meets once every three months and is responsible, among other things, for:

  establishing our corporate strategy;

  defining the general orientation of our business;

  defining the responsibilities of members or our Board of Executive Officers; and

  choosing and replacing members of our Board of Executive Officers.

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

     The member of our Board of Directors who is elected by the non-controlling shareholders has the right to veto (provided it is duly justified) the choice made by the majority of the members of our Board of Directors, of the independent accountant.

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

     According to Brazilian Corporate Law, minority shareholders are entitled to appoint and remove a member of the Board of Directors, in a separate election, where such minority shareholders (i) hold at least 15% of the company’s voting shares or (ii) hold at least ten percent of the company’s outstanding non-voting shares.

     The terms of the current members of the Board of Directors expire in 2011. The current members are as follows:

Name	Position	Since

João Bonifácio Cabral Júnior	Chairman	2003
Rubens Ghilardi	Director	2005
Jorge Michel Lepeltier	Director	2007
Munir Karam	Director	2008
Laurita Costa Rosa	Director	2004
Rogério de Paula Quadros	Director	2005
Nelson Fontes Siffert Filho	Director	2005
Luiz Antonio Rodrigues Elias	Director	2006
Nilton Camargo Costa	Director	2009

Following are brief biographies of the current members of our Board of Directors:

     João Bonifácio Cabral Júnior. Mr. Bonifácio is 63 years old. He received a law degree from Pontifícia Universidade Católica do Paraná. He also attended a specialization course in public law and a post-graduate course in international law and international business at the Universidade de Santa Catarina in 2001. Previously, Mr. Cabral Júnior served as the Solicitor General (Procurador Geral) of the Attorney General’s Office of the Tribunal de Contas of the State of Paraná and as the Chief Administrative Officer of Itaipu. He has been the Chief Legal Officer of Itaipu for the last ten years. Mr. Bonifácio was appointed by the State of Paraná.

     Rubens Ghilardi. Mr. Ghilardi is 68 years old. He received degrees in economics from the Economics College of Paraná and in business administration from the Economics and Business Administration College of Pontifícia Universidade Católica of Paraná. Previously, Mr. Ghilardi was the Chief Financial Officer of Itaipu, EDP Escelsa - Espírito Santo Centrais Elétricas S.A. ("Escelsa" ) and Copel. He is currently our Chief Executive Officer.

     Jorge Michel Lepeltier. Mr. Lepeltier is 61 years old. He received a degree in economics and accountancy from the Pontifícia Universidade Cato ica de São Paulo and attended an environmental management course in the Escola Superior de Agricultura “Luiz de Queiroz” ESALQ-USP. Previously, Mr. Lepeltier was Treasurer and Administrative–Finance Officer and Market Relations Officer of Brasmotor S.A. and Audit Manager at PricewaterhouseCoopers. Mr. Lepeltier was appointed by the minority shareholders.

     Munir Karam. Mr. Karam is 71 years old. He received a law degree from Federal University of Paraná. Formerly, he served as a state judge and law professor. Currently, Mr. Karam is the Chairman of the Board of Directors of Paraná Previdência, the Paraná state pension fund, as well as a member of the law faculty at the Federal University of Paraná. Mr. Karam was appointed by the State of Paraná.

     Laurita Costa Rosa. Ms. Rosa is 50 years old. She received a degree as a certified public accountant from the Social Studies Foundation of the State of Paraná. Previously, Ms. Rosa was the General Secretary of the Commercial Registrar of the State of Paraná. Ms. Rosa was appointed by the State of Paraná.

     Rogério de Paula Quadros. Mr. Quadros is 57 years old. He received a degree in economic sciences from the State University of Ponta Grossa. Previously, Mr. Quadros was the President of the Financial, Budget and Audit Committee of the Municipality of Ponta Grossa. He was appointed by the State of Paraná.

     Nelson Fontes Siffert Filho. Mr. Siffert is 48 years old. He graduated and received a master’s degree in economics from the Federal University of Rio de Janeiro and a doctor’s degree in economics from the University of São Paulo. Mr. Siffert is the Manager of the energy department of BNDES. He was appointed by BNDESPAR.

     Luiz Antonio Rodrigues Elias. Mr. Elias is 55 years old. He received a degree in economics from University Benett-Centro Universitário Metodista de Brasilia. Previously, Mr. Elias was an officer of Rede Ferroviária Federal S.A. by appointment of the Ministry of Planning and a researcher of the National Institute of Intellectual Property-INPI, where he was in charge of the transfer of technology departments. Mr. Elias is currently an officer of technological and innovation development of the Ministry of Sciences and Technology, Chairman of the management committees of the electric power sectorial fund (CT-Energ) and mineral sectorial fund (CT-Mineral) and a member of the Fiscal Council of the Brazilian Nuclear Industries (Indústrias Nucleares Brasileiras-INB). Mr. Elias was appointed by BNDESPAR.

     Nilton Camargo Costa - Mr. Costa is 47 years old. He received a degree in electrical engineering from Faculdade de Engenharia de Bauru. He also attended a post-graduate degree in electrical control systems from Universidade Federal de Santa Catarina, and in labor safety engineering from Universidade Estadual de Londrina. Mr. Costa joined Copel in 1986 and currently works as manager of Copel’s Electromechanical Maintenance Division - North Region. He was appointed by our employees as member of the Board of Directors.

Board of Executive Officers

     Our Board of Executive Officers meets weekly and is responsible for the daily management of the Company. Each Executive Officer also has individual responsibilities established by our bylaws.

     According to our bylaws, our Board of Executive Officers consists of eight members. The Executive Officers are elected by the Board of Directors for three-year terms but may be removed by the Board of Directors at any time. Under the Shareholders’ Agreement, BNDESPAR has the right to appoint one member to the Board of Executive Officers. The terms of the current members of the Board of Executive Officers expire in December 2011. The current members are as follows:

Name	Position	Since

Rubens Ghilardi	Chief Executive Officer	2005
Paulo Roberto Trompczynski	Chief Financial Officer, Investor Relations Officer and Investment Portfolio Manager	2005
Ronald Thadeu Ravedutti	Chief Distribution Officer	2005
Raul Munhoz Neto	Chief Power Generation & Transmission and Telecommunications Officer	2006
Luiz Antonio Rossafa	Chief Engineering Officer	2008
Antonio Rycheta Arten	Chief Management Officer	2008
Zuudi Sakakihara	Chief Legal Officer	2006
Marlene Zannin	Chief Environment and Corporate Citizenship Officer	2009

The following are brief biographies of the current members of our Board of Executive Officers:

     Rubens Ghilardi. Mr. Ghilardi is 68 years old. He received degrees in economics from the Economics College of Paraná and in business administration from the Economics and Business Administration College of Pontifícia Universidade Católica of Paraná. Previously, Mr. Ghilardi was the Chief Financial Officer of Itaipu Escelsa and Copel. Currently he is our Chief Executive Officer.

     Paulo Roberto Trompczynski. Mr. Trompczynski is 64 years old. He received a degree in law from the Federal University of Paraná. Previously, Mr. Trompczynski was the head of the legal department of Fundepar, auditor at Curitiba Municipality and member of Copel’s Fiscal Council.

     Ronald Thadeu Ravedutti. Mr. Ravedutti is 58 years old. He received a degree in economics from the Social Studies Foundation of Paraná and completed post-graduate courses in utility finance, economics and finance, engineering economics, financial administration and systems analysis. He was the Chief Financial and Market Relations Officer of Copel from April to December 1994.

     Raul Munhoz Neto. Mr. Munhoz Neto is 65 years old. He received a degree in mechanical engineering from the Federal University of Paraná. Previously, Mr. Munhoz Neto was the Chief Financial and Administrative Officer of UEG Araucária thermoelectric plant and Chief Construction and Engineering Officer of Copel.

     Luiz Antonio Rossafa. Mr. Rossafa is 54 years old. He received a degree in agronomical engineering from Luiz Meneghel Agronomy College in Paraná and a master’s degree in Agriculture from Paulista State University (UNESP). Mr. Rossafa was the Chairman of the Regional Engineering, Architecture and Agronomy Committee of the State of Paraná.

     Antonio Rycheta Arten. Mr. Arten is 55 years old. He received a degree in accounting from the FAE Economics and Business Administration School and a master’s degree in economics and finance engineering from Sociedade Paranaense de Ensino – SPEI. He was Chief Executive Officer (2003-2008) and Administrative and Finance Officer (2003) of the Development Agency of the State of Paraná – AFPR. He was alternate and official member of the Fiscal Council of Copel during 2003-2004 and 2004-2005, respectively.

     Zuudi Sakakihara. Mr. Sakakihara is 71 years old. He received a law degree from the Faculdade de Direito da Universidade Federal do Paraná and attended specialization courses in civil procedure at Universidade de Brasilia and in tax law at the Pontifícia Universidade Católica de São Paulo. Mr. Sakakihara was previously a teacher of tax law at Escola da Magistratura Federal do Paraná and at Universidade Federal do Paraná, a teacher of tax law in a masters course at Universidade Estadual de Londrina and at Pontifícia Universidade Católica do Paraná. He was also a federal judge in Londrina and Curitiba, legal officer (Diretor Jurídico) of Banco BHM de Investimentos, member of the taxpayer council of the State of Paraná and legal officer of financial institutions and of companies rendering services and commercial companies.

     Marlene Zannin. Ms. Zannin is 54 years old. She holds a law degree in Law from Faculdade de Direito de Curitiba. Ms. Zannin also has a specialization degree in civil procedure law (post-graduation) from Instituto Brasileiro de Estudos Jurídicos - IBEJ, connected to the Higher Education Center of Campos Gerais, Paraná State (2002). At the Curitiba City Hall, Capital of Paraná State, Ms. Zannin was Municipal Environment Secretary, in 1985. She worked for 2 years as Chairperson of the Committee of Environment of Brazilian Lawyer Association of the State of Paraná OAB/PR. In Copel Geração e Transmissão, she is Chief Assistant Officer since 2007. Ms. Zannin was Chief Environment and Social Responsibility Officer of Copel for two years, until 2008.

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

     The following table lists the current and alternate members of the Fiscal Council, who were appointed at the 54th annual shareholders’ meeting held on April 23, 2009, and whose terms expire in 2010.

Name	Since

Osmar Alfredo Kohler – President	2008
Heron Arzua	2005
Alexandre Luiz Oliveira de Toledo	2009
Wilson Portes	2008
Márcio Luciano Mancini	2005

Alternates	Since

Moacir José Soares	2003
Maurílio Leopoldo Schmitt	2003
Cássio Martins Camargo Penteado Júnior	2009
Serafim Charneski	2004
Beatriz Oliveira Fortunarto	2009

Audit Committee

     In June 2005, our shareholders amended our bylaws to establish an Audit Committee composed of at least three members of our Board of Directors, each of whom serves a term of two years, and may be re-elected. Pursuant to the Audit Committee charter, the Audit Committee members are appointed by, and may be replaced by a resolution taken by our Board of Directors. The current members of the Audit committee with terms until 2011 are: Mr. Jorge Michel Lepeltier, Mr. Rogério de Paula Quadros and Ms. Laurita Costa Rosa. All of the members of the Audit Committee are members of our Board of Directors. The Audit Committee is responsible for our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the efficacy of our internal control and risk management procedures and staff.

     Under Brazilian Corporate Law, the function of hiring independent auditors is reserved for the board of directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Except in these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies.

Compensation of Directors and Officers

     For the year ended December 31, 2008, the aggregate amount of compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Fiscal Council was R$7.2 million, as approved by our 54th annual shareholders’ meeting held on April 23, 2009.

Employees

     At December 31, 2008, we had 8,405 employees, compared to 8,347 employees at December 31, 2007 and 8,119 employees at December 31, 2006. Including employees at Compagas, Elejor and the UEG Araucária Ltda. (companies in which we have a majority stake) we had 8,518 employees by the end of 2008.

     The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,

Area	2008	2007	2006

Generation and transmission	1,317	1,394	979
Distribution	5,423	5,351	5,542
Telecommunications.	262	243	252
Corporation staff and research and development	1,381	1,342	1,323
Other employees	22	17	23

Total employees Copel wholly-owned subsidiaries	8,405	8,347	8,119

Compagas	104	85	76
Elejor	6	6	6
UEG Araucária	3	3	5

Total	8,518	8,441	8,206

     All of our employees are covered by collective bargaining agreements that we renegotiate annually with the unions that represent the various employee groups. In 2008, we negotiated and signed labor agreements with the unions representing our employees. These new bargaining agreements became effective in October 2008 and will be in place for a one-year term. We agreed to increase salaries by 7.54% in 2008.

     We provide a number of benefits to our employees. The most significant is the sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2008, approximately 99% of our employees had elected to participate in a defined contribution plan.

     In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement between us and an employee committee. An employee’s receipt of compensation is conditioned on the company meeting certain benchmarks described in the abovementioned agreement, as confirmed in our published year-end balance sheet. The amount of profit-sharing distributions provisioned and approved for the 2008 fiscal year (considering Compagas) was R$65.8 million, an increase of 21.3% over 2007 distribution, which totaled R$54.3 million. The 2007 profit-sharing distribution reflected an increase of 4.4 % compared with that of 2006, which totaled R$52.0 million.

     Our employees are entitled to share in our profits during years in which our ratio of net profits to shareholders’ equity is at least 9.0% and certain performance criteria are met. In 2008, R$65.8 million was recorded as distributions to our employees as part of the profit-sharing plan. In 2007 and 2006, R$54.3 million and R$52.0 million, respectively, were recorded as profit sharing. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

     On April 13, 2009, our management decided that employees who receive retirement benefits from the INSS (National Social Security Institute) will have their respective employment contracts terminated, pursuant to the Permanent Retirement Incentive Program (“PIA Program”). We estimate that the costs arising from the PIA Program will be approximately R$50.0 million in 2009. The employees who voluntarily receive retirement benefits from the INSS after the implementation of the above program and do not join the program will be dismissed from the Company without cause.

Share Ownership

     As of May 31, 2009, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

     Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. At December 31, 2008, the State of Paraná directly owned 58.6% of the Common Shares, and BNDESPAR owned directly and indirectly 26.4% of the Common Shares.

     The following table sets forth certain information regarding the ownership of our Common Shares at May, 2009.

Shareholder	Common shares

	(million)	(% of total)
State of Paraná	85	58.6
BNDESPAR	38	26.4
ELETROBRAS	2	1.1
Traded as ADSs	4	3.1
Traded in the BOVESPA Market	15	10.4
Others	1	0.4
All directors and officers as a group	0(1)	0

Total	145	100.0

____________________
(1) Our directors and officers hold an aggregate of 111 Common Shares.

     At May, 2009, 1.2% of the Common Shares and 15.5% of the Class B Shares were held by 200 holders who reside in the United States and have registered with the Companhia Brasileira de Liquidação e Custódia (“CBLC”). At the same date, the ADSs represented 3.1% of the Common Shares and the ADSs represented 21.4% of the Class B Shares, and together, approximately 15.5% of our total share capital. Until May, 2009, our shareholders approved the conversion of 2,114 Class A Shares into Class B shares.

Shareholders’ Agreement

     Under the Shareholders’ Agreement, the State of Paraná cannot approve, without BNDESPAR’s prior authorization, the following matters:

  amendments to our bylaws;

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

Transactions with Shareholders

The following summarizes the most significant transactions with our principal shareholders:

Government of the State of Paraná

     The State of Paraná owns 58.6% of our Common Shares. We had accounts receivable from the government of the State of Paraná under the CRC Account Agreement in the amount of R$1,319.9 million at December 31, 2008. The outstanding balance bears interest of 6.65% per year and is adjusted in accordance with the IGP-DI inflation index. We also had ICMS payables in the amount of R$133.0 million as of December 31, 2008. ICMS expenses during 2008 amounted to R$1.6 billion. We recorded interest income and monetary variation receivable from the government of the State of Paraná under the CRC of R$189.6 million in 2008. For more information, see “Item 5. Operating and Financial Review and Prospects—Overview—Impact of CRC Account.”

BNDESPAR

     BNDESPAR owns 26.4% of our Common Shares. BNDESPAR is a wholly-owned subsidiary of BNDES and has the right to appoint two members to our Board of Directors. We had loans from BNDES (related to Compagas) of R$19.6 million as of December 31, 2008, and recorded interest expenses of R$2.8 million in 2008. As of December 31, 2008, we had debentures issued from Elejor and payable to BNDESPAR of R$227.9 million.

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

Dona Francisca Energética S.A.

     We own 23.0% of the total issued and outstanding share capital of Dona Francisca Energética S.A. We had accounts payable in the amount of R$5.2 million as of December 31, 2008. We provided guarantees to Dona Francisca in connection with loans obtained from the Inter-American Development Bank – IDB, and to BNDES, in an amount proportionate to our interest in Dona Francisca. The outstanding balance of the loans and financing was R$119.2 million as of December 31, 2008.

Dominó Holdings S.A.

     On January 14, 2008, Copel acquired Sanedo’s interest in Dominó Holdings S.A., which corresponded to 30% of its capital stock, for R$110.2 million. Copel now holds a 45% stake in Dominó Holdings, which, in turn, holds 34.7% of the voting stock of Sanepar (the Sanitation Company of Paraná).

Item 8. Financial Information.

See Item 18. “Financial Statements” and pages F-1 through F-141.

LEGAL PROCEEDINGS

     We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our consolidated financial statements only include reserves for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. At December 31, 2008, our reserves for such contingencies were R$653.4 million, which we believe to be sufficient to meet probable and reasonably estimated losses in the event of unfavorable rulings relating to the legal proceedings in which we are a party. However, we cannot assure you that these reserves will be sufficient.

ANEEL Determinations

     We are contesting a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2008, R$1,062.0 million in costs for energy we purchased for resale in the spot market during a period of electricity rationing period in 2001 and the first quarter of 2002. Our management believes that losses resulting from the final ruling of this claim are not probable. We have no provision relating to this matter.

Tax and Social Contribution Claims

     We are party to certain lawsuits in which we are disputing the legality or constitutionality of certain federal taxes and social contributions assessed against us. We believe that none of these taxes and social contributions is due. In 1998, we won our lawsuit challenging our obligations to pay COFINS, a tax to finance social security. Based on a subsequent decision by the Brazilian Supreme Court, which ruled that electric utilities were subject to COFINS, the Brazilian Government filed a new lawsuit challenging the decision that released us from the obligation to pay COFINS. The court determined that the lawsuit was filed after the statute of limitations ran, and it was therefore dismissed. However, in 2007 the Supreme Court decided that the statute of limitations had not run. As a result, we understand that, in light of Brazilian Supreme Court Precedent, it is very likely that we will be required to pay the COFINS tax to the federal government. We have provisioned R$178.8 million for these accrued amounts and related charges.

     We have also challenged the payment of contributions to the PIS-PASEP program (Programs for Social Integration and for the Establishment of Public Employee’s Patrimony). The basis for calculation of PIS and PASEP have changed over time, resulting in significant differences in the final amounts due, and we believe that these changes have not been made in accordance with the Brazilian Constitution.

     We are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions for the period between 2000 and 2006. In these proceedings, we estimate the value of our probable loss to be R$29.2 million and the value of our possible loss to be R$338.7 million.

Labor Related Claims

     We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2008, we have provisioned R$129.7 million to cover probable losses related to these lawsuits.

Cruzado Period Claims

     We are the defendant in several lawsuits brought by industrial customers alleging that increases in electricity tariffs during a price freeze imposed by the federal government from March through November 1986 (the “Cruzado Period”) were illegal. The plaintiffs further allege that all of our tariff increases after the Cruzado Period were illegal, in part because they included the Cruzado Period increases in the amount that served as the basis for calculating the further increases. As of December 31, 2008, we have provisioned R$4.5 million to cover probable losses related to these lawsuits.

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

     We filed a lawsuit in November 2005 in the local courts in Curitiba seeking to annul the decision of the arbitration panel. In the meantime, Rio Pedrinho and Salto Natal have filed judicial execution proceedings seeking to require that we pay them the awards granted by the arbitration. As of December 31, 2008, we had provisioned R$52.2 million in connection with these arbitrations.

     In a lawsuit filed in November 29, 2004 by Ivaí Engenharia de Obras S.A. (“Ivaí”) related to its construction work on the Rio Jordão deviation project, Copel was ordered to pay R$180.9 million based on a claim by Ivaí that its contractually established remuneration from Copel was insufficient to cover Ivaí’s costs related to the project. Copel appealed this decision and was partially successful, avoiding the application of the SELIC interest rate on top of the penalty interest. Copel will continue to dispute this claim in court through all means legally available. As of December 31, 2008, the Company has recorded a provision of R$109.2 million for probable losses.

     We are a party to several lawsuits brought by landowners the land of whom has been affected by our transmission and distributions lines. As of December 31, 2008, we have provisioned R$15.6 million to cover probable losses related to these lawsuits.

For more information on our contingencies, see Note 28 of the consolidated financial statements.

DIVIDEND PAYMENTS

     In accordance with our bylaws and Brazilian Corporate Law, we regularly pay annual dividends for each fiscal year within sixty days of the declaration at the annual shareholders’ meeting. To the extent amounts are available for distribution, we are required to distribute as mandatory dividend an aggregate amount equal to at least 25.0% of our adjusted net profit. Dividends are allocated pursuant to the formula described in “Dividend Priority of Class A Shares and Class B Shares” below. Under Brazilian Corporate Law, we are not permitted to suspend the mandatory dividend payable with respect to the Common Shares, to the Class A Shares and to the Class B Shares for any year. Brazilian Corporate Law permits, however, a company to suspend the payment of all dividends if the Board of Directors, with the approval of the Fiscal Council, reports to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of the company. In such a case, companies with publicly traded securities must submit a report to the CVM providing the reasons for the suspension of dividend payments. Notwithstanding the above, Brazilian Corporate Law and our bylaws provide that Class A Shares and Class B Shares shall acquire voting rights if we suspend the mandatory dividend payments for more than three consecutive fiscal years. We are not subject to any contractual limitations on our ability to pay dividends.

Calculation of Adjusted Net Profit

     Dividends with respect to a fiscal year are payable from our adjusted net profit for such period. Brazilian Corporate Law defines “net profit” for any fiscal year as the result of a fiscal year after the deduction of income and social contribution taxes for that fiscal year and after the deduction of any amounts allocated to employees’ and management’s participation in our results in such fiscal year. The “net profit” for a relevant fiscal year is subject to adjustment by the addition or subtraction of amounts allocated to legal and other reserves, the result of which is known as our adjusted net profit.

     In accordance with Brazilian Corporate Law, we must maintain a legal reserve, to which we must allocate a minimum five percent of our net profits for each fiscal year until such reserve reaches an amount equal to 20.0% of our capital stock (calculated in accordance with Brazilian Corporate Law). However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders in a shareholders’ meeting and may be used only for the increase of our capital stock or compensation of losses. At December 31, 2008, our legal reserve was R$377.6 million, or approximately 8.5% of our capital stock at that date.

     In addition to deducting amounts for the legal reserve, under Brazilian Corporate Law net profit may also be adjusted by deducting amounts allocated to:

  the contingency reserve: under Brazilian Corporate Law, our shareholders’ meeting, upon a justified proposal of our Board of Directors or Board of Executive Officers, may decide to allocate a percentage of our net profits to a contingency reserve for anticipated losses that are deemed probable in future years, which amount may be estimated;

  the tax incentives reserve: under Brazilian Corporate Law, our shareholders’ meeting, upon a justified proposal of our Board of Directors or Board of Executive Officers, may decide to allocate a percentage of our net profits resulting from government donations or subsidies for investment purposes.

On the other hand, net profits may also be increased by:

  the reversal of any amounts previously allocated to a contingency reserve in the fiscal year in which the loss that had been anticipated does not occur as projected or in which the anticipated loss occurs but is lower than the contingency allocated to it; and

  any amounts included in the unrealized profits reserve that have been realized in the relevant fiscal year and have not been used to offset losses, as approved by our shareholders’ meeting, upon proposal of our Board of Directors or Board of Executive Officers.

     The amounts available for distribution are determined on the basis of the Statutory Financial Statements prepared using the method required by Brazilian Corporate Law, which differ from financial statements, such as the consolidated financial statements included herein.

Dividend Priority of Class A Shares and Class B Shares

     According to our bylaws, Class A Shares and Class B Shares are entitled to receive annual, non-cumulative minimum dividends, which dividend per share shall be at least ten percent higher than the dividends per share paid to the Common Shares. Class A Shares have a dividend priority over the Class B Shares, and Class B Shares have a dividend priority over the Common Shares. To the extent funds are available therefore, dividends are to be paid in the following order:

  first, the holders of Class A Shares have the right to receive a minimum dividend equal to ten percent of the total share capital represented by the Class A Shares outstanding as at the end of the fiscal year in respect of which the dividends have been declared;

  second, to the extent there are additional amounts to be distributed after all amounts allocated to the Class A Shares have been paid, the holders of Class B Shares have the right to receive a minimum dividend per share equal to (1) the mandatory dividend divided by (2) the total number represented by Class B Shares outstanding as at the end of the fiscal year in respect of which the dividends have been declared; and

  third, to the extent that there are additional amounts to be distributed after all amounts allocated to the Class A Shares and the Class B Shares have been paid, the holders of Common Shares have the right to receive an amount per share equal to (1) the mandatory dividend divided by (2) the total number of Common Shares outstanding as at the end of the fiscal year in respect of which dividends have been declared, provided that the Class A Shares and Class B Shares receive dividends per share at least ten percent higher than the dividends per share paid to the Common Shares.

     To the extent that there are additional amounts to be distributed after all amounts described in the preceding items have been paid and in the form therein described, any such additional amount will be divided equally among all our shareholders.

Payment of Dividends

     We are required to hold an annual shareholders’ meeting by April 30th of each year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of the management, as approved by the Board of Directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian Corporate Law, we must pay dividends to shareholders of record within 60 days of the date of the shareholders meeting that declared the dividends. A shareholders’ resolution may set forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. We are not required to adjust the amount of paid-in capital for inflation for the period from the end of the last fiscal year to the date of declaration or to adjust the amount of the dividend for inflation for the period from the end of the relevant fiscal year to the payment date. Consequently, the amount, in real terms, of dividends paid to holders of Class B Shares may be substantially reduced due to inflation.

     According to our bylaws, our management may declare interim dividends to be paid from profits in our semi-annual financial statements approved by our shareholders. Any payment of interim dividends may count toward the mandatory dividend for the year in which the interim dividends were paid.

     Pursuant to Brazilian Corporate Law, we may pay interest on equity in lieu of dividends as an alternative form of making distributions to shareholders. We may treat a payment of interest on equity as a deductible expense for tax purposes, provided that it does not exceed the lesser of:

  the total amount resulting from (1) TJLP (Taxa de Juros a Longo Prazo) interest rate multiplied by (2) the total shareholders’ equity (determined in accordance with Brazilian Corporate Law), less certain deductions prescribed by Brazilian Corporate Law; and

  the greater of (1) 50.0% of current net income (after the deduction of social contribution on profits (CSLL - Contribuição Social sobre o Lucro Líquido) and before taking such distributions and any deductions for corporate income tax) for the year in respect of which the payment is made or (2) 50.0% of retained earnings and profit reserves for the year prior to the year in respect of which the payment is made.

     Shareholders who are not residents of Brazil must register with the Central Bank in order for dividends, sales proceeds or other amounts with respect to their shares, to be eligible to be remitted in foreign currency outside of Brazil. The Class B Shares underlying the ADSs are held in Brazil by the Custodian, as agent for the Depositary, which is the registered owner of our shares.

     Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted.

The table below sets forth the cash distributions we paid as interest on equity for the periods indicated.

Year	Payment Date	Distribution (R$ thousand)	Payment per share (R$)(1)

			Common	Preferred A	Preferred B	Average

2004	June 2005	96,061	0.33396	1.27167	0.36743	0.35103
2005	June 2006	122,995	0.42811	1.27167	0.47101	0.44945
2006	June 2007	280,951	0.98001	1.41617	1.07821	1.02666
2007	May 2008	267,750	0.93356	1.62979	1.02713	0.97842
2008	May 2009	261,834	0.91289	1.62979	1.00438	0.95680

_______________
(1) On July 2, 2007, the shareholders approved a reverse split of our shares 1,000-for-1. For comparative purposes, this chart reflects the reverse split retroactively for the years of 2006, 2005, and 2004.

     The table below sets forth the cash distributions we paid as interest on equity, translated into U.S.$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (U.S.$ thousand)	Payment per share (U.S.$)

			Common	Preferred A	Preferred B	Average

2004	June 2005	36,189	0.12581	0.47908	0.13842	0.13224
2005	June 2006	52,546	0.18290	0.54329	0.20123	0.19202
2006	June 2007	131,408	0.45838	0.66238	0.50431	0.48020
2007	May 2008	151,160	0.52705	0.92011	0.57987	0.55237
2008	May 2009	112,039	0.39062	0.69739	0.42977	0.40941

Significant Changes

     In June 2008, ANEEL reduced our Retail Tariffs by an average of 3.35% pursuant to its preliminary periodic revision, which occurs every four years. However, giving effect to the recovery of Parcel A costs, which is calculated each year, the average effect of this reduction on our customers was an increase of 0.04% . On June 2, 2009, after a final adjustment by ANEEL, our Retail Tariffs were reduced by an average of 3.65% . However, giving effect to the recovery of Parcel A costs, the average effect of this on our customers was a reduction of 0.27%.

     In June 2009 ANEEL approved the annual readjustment of our Retail Tariffs, increasing them by an average of 18.04%, of which 11.42% related to the tariff increase and 6.62% referred to an increase in recovery of deferred regulatory assets (CVA). The readjustment became effective as of June 24, 2009. After giving effect to the recovery of Parcel A costs, which are calculated every year, the average effect of the above tariff readjustment on our captive customers was an increase of 12.98% .

     However, due to the current global economic crisis, our Executive Committee, pursuant to instructions from our controlling shareholder, determined that, for the moment, the Retail Tariff readjustment set forth by ANEEL should have on average no effect on our captive customers. Consequently, on June 24, 2009, we submitted to ANEEL a formal request asking for the deferral of part of the annual readjustment to future periods. If ANEEL approves this request, we will continue to have the right to charge a percentage of the above readjustment in future periods until the next periodic tariff revision, which takes place every four years. On December 31, 2008, we had approximately R$98.0 million in deferred regulatory assets arising from tariff readjustments.

Item 9. The Offer and Listing

The principal trading market for the Class B Shares is the BOVESPA market, which is maintained by

BM&F BOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (the “BOVESPA Market”). On May 31, 2009, we had approximately 3,562 shareholders of our Class B Shares.

     The following table sets forth the reported high and low closing sale prices for the Class B Shares on the São Paulo Stock Exchange for the periods indicated.

	Price per Class B Share (1)

	High	Low

	(R$)
2004	13.87	8.40
2005	19.20	10.50
2006	26.13	17.70
2007	35.20	23.40
1st Quarter	26.09	23.40
2nd Quarter	33.67	24.15
3rd Quarter	35.20	28.20
4th Quarter	31.40	26.00
2008	34.15	20.20
1st Quarter	29.60	24.44

	Price per Class B Share

	High	Low

	(R$)
2nd Quarter	32.60	27.80
3rd Quarter	34.15	22.00
4th Quarter	27.50	20.20
December	27.25	24.00
2009	28.23	21.10
1st Quarter	25.70	21.10
January	25.70	21.79
February	22.30	21.16
March	24.10	21.10
2nd Quarter	28.23	24.80
April	27.50	24.80
May	28.23	26.39

_______________
(1) On July 2, 2007, the shareholders approved a reverse split of our shares 1,000-for-1. For comparative purposes, this chart reflects the reverse split retroactively for the years of 2006, 2005, and 2004.

     On July 2, 2007, the shareholders approved a reverse split of our shares 1,000-for-1. In the United States, the Class B Shares trade in the form of ADSs, each representing one Class B Share (as a result of the reverse stock split), issued by The Bank of New York Mellon, as depositary (the “Depositary”) pursuant to a Deposit Agreement (the “Deposit Agreement”) among Copel, the Depositary and the registered holders and beneficial owners from time to time of the ADSs. The ADSs trade under the symbols ELP and ELPVY. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

	U.S. dollars per ADS

	High	Low

	(U.S.$)
2004	4.94	2.64
2005	8.71	3.88
2006	12.22	7.64
2007	19.06	11.04
1st Quarter	12.52	11.04
2nd Quarter	17.46	11.83
3rd Quarter	19.06	13.56
4th Quarter	17.45	14.39
2008	21.78	8.77
1st Quarter	17.59	13.86
2nd Quarter	20.27	16.22
3rd Quarter	21.78	11.66
4th Quarter	14.32	8.77
December	11.48	9.97
2009	11.53	8.32
1st Quarter	11.53	8.32
January	11.53	9.24
February	9.76	8.32
March	10.72	8.71
2nd Quarter	14.09	10.96
April	12.73	10.96
May	14.09	12.66

     On June 19, 2002, shares of the Company were listed through Latibex, which is part of the Madrid Stock Exchange (“Latibex”). Latibex is a Euro-based market for Latin American securities. The shares trade under the symbol XCOP. On December 1, 2008, Copel’s preferred stock was included in the Latibex Top Index, which is made up of the 15 most liquid stocks traded on the Latibex. Copel’s stock became, as of that date, a component of the three indexes used by FTSE Latibex (FTSE Latibex Top, FTSE Latibex Brasil, and FTSE Latibex All Share).

Corporate Governance Practices

     In 2000, BM&F BOVESPA introduced three special listing segments, known as Level 2 (Nível 2), Level 1 (Nível 1) and the New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BOVESPA Market, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian Corporate Law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders and stakeholders.

     Our securities are listed on Level 1 of the BOVESPA Market. The main corporate governance standards established by the Level 1 Regulation are: (i) maintenance of a free-float of at least 25% of the company’s capital stock; (ii) employment of mechanisms to enhance capital dispersion in the company’s public offerings; (iii) improvement of quarterly reports, including the disclosure of consolidated financial statements and special audit revisions; (iv) monthly disclosure of transactions entered into by controlling shareholders involving the company’s securities; and (v) disclosure of an annual calendar of corporate events.

     In accordance with Section 303A.11 of the NYSE Listed Company Manual, we have posted a summary of significant differences between the NYSE corporate governance standards and our corporate governance practices on our website, at http://www.copel.com/ir.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Organization

     We are a publicly traded company duly registered with the CVM under No. 1431-1. According to Article One of our bylaws, our objectives and purposes are:

  researching and studying, technically and economically, any sources of energy;

  researching, studying, planning, constructing and developing the production, transformation, transportation, storage, distribution and trade of energy in any of its forms, chiefly electric power, as well as fuels and energy raw materials;

  studying, planning, designing, constructing and operating dams and their reservoirs, as well as other undertakings for multiple uses of water resources;

  providing information and technical assistance services concerning the rational use of energy by business undertakings, with the aim of implementing and developing economic activities deemed relevant for the development of the State of Paraná; and

  implementing electronic data transmission, electronic communications, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná.

     Except as described in this section, our bylaws do not contain provisions addressing the duties, authority, or liabilities of directors and management, which are instead established by Brazilian Corporate Law.

Qualification of Directors

     Brazilian Corporate Law provides that only shareholders of a company may be appointed to its board of directors, although there is no minimum share ownership requirement for qualification as a director. Our bylaws also require that each director be a Brazilian citizen and reside in Brazil.

Limitations on Directors’ Powers

     Under Brazilian Corporate Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the board of directors or of the board of executive officers related to that transaction, and must disclose the nature and extent of the conflict of interest for transcription in the minutes of the meeting. A director or an executive officer may not transact any business with a company, including accepting any loans, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. According to our bylaws, shareholders set the aggregate compensation payable to directors and executive officers. For more information, see “Item 6. Directors, Management and Employees.” Our bylaws do not establish any mandatory retirement age limits.

Shareholders’ Meetings

     We convene shareholders’ meetings by publishing a notice in Diário Oficial do Estado – PR, O Estado do Paraná and the Diário de São Paulo. The convening of our shareholders’ meeting is made through publication of a notice to shareholders in three newspapers, which are determined at the previous shareholders’ meeting. As provided by Brazilian Corporate Law, publications have to be made in the official newspaper located in the state of our corporate headquarters, in a newspaper with wide circulation in the same city as our corporate headquarters, and in a newspaper with wide circulation in the same location as our stock exchange. The notice must be published no fewer than three times, beginning at least 30 calendar days prior to the scheduled meeting date.

Right of Withdrawal

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

– the creation of a new class of preferred shares or an increase in an existing class of preferred shares relative to the other class of shares, except if already set forth under or authorized by our bylaws;

– the modification of a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares; or

  by a dissenting shareholder (including any holder of Class B Shares) in the event that a majority of all outstanding Common Shares authorizes:

– a reduction in the mandatory distribution of dividends;

– a change in our corporate purpose;

– a split up, subject to the conditions set forth in Brazilian Corporate Law; or

– a transformation of us into another type of company;

  by a dissenting or non-voting holder of Common Shares or Class A Shares, in the event that a majority of all outstanding shares authorizes:

– the acquisition of control of another company at a price which exceeds certain limits set forth in Brazilian Corporate Law;

– a transfer of all of our share capital to another company, making the Company a wholly-owned subsidiary of such company, known as an “incorporação de ações;”

– a merger or consolidation (“incorporação”); or

– our participation in a group of concerns (“grupo de sociedades”) as defined under Brazilian Corporate Law.

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

     In addition, rights of withdrawal connected to our merger or consolidation (incorporação) into another company, to our participation in a group of concerns (grupo de sociedades) and to the acquisition of control of another company at a price which exceeds certain limits set forth in Brazilian Corporate Law may not be exercised by holders of shares if such shares (i) are liquid, defined as being part of the BOVESPA Index (the “Ibovespa”) or other stock exchange index (as defined by the CVM), and (ii) are widely held, such that the controlling shareholder or companies it controls have less than 50.0% of our shares. Our Class B Shares are included on the Ibovespa.

     Pursuant to our bylaws, in the situations described above and in the event of a delisting of our shares, our shareholders shall be entitled to redeem their shares at market value. The market value of the shares shall be determined by a specialized appraisal company or a group of experts selected by the shareholders.

     Pursuant to Brazilian Corporate Law, each preferred share of a class that is admitted to trading on a Brazilian stock exchange must have the following rights under the Company’s bylaws:

• one or both of the following priorities: priority in the receipt of fixed or minimum dividend; and/or priority in the reimbursement of capital, with or without premium; and

• one of the following rights: (A) right to participate in the distribution of the mandatory dividend of at least 25.0% of adjusted net profit, pursuant to the following criteria: (i) priority in the receipt of dividends corresponding to at least three percent of the shares’ book value, and (ii) right to participate on the profit distribution with the Common Shares, in equal conditions, after the Common Shares have received dividends as set forth in (i) above; or (B) right to receive dividends in an amount per share at least 10.0% higher than the amount per share paid to holders of Common Shares; or (C) tag-along right at a price equal to at least 80.0% of the price paid to the controlling shareholder in case of transfer of control.

     Our bylaws comply with the directives of CVM as follows: (i) our Class A Shares shall have priority in the distribution of minimum dividends of ten percent per year, pro rata, calculated as a percentage of the paid-in capital stock represented by such shares on December 31st of the previous fiscal year; (ii) our Class B Shares shall have priority in the distribution of minimum dividends, pro rata, in the amount equivalent to 25.0% of our net profits, as adjusted in accordance with Section 202 and its paragraphs of Law No. 6,404/76, calculated as a proportion of the paid-in capital stock represented by such shares on December 31st of the previous fiscal year; (iii) the dividends provided in item (ii) above to the Class B Shares shall be paid only from outstanding profits after the payment of priority dividends to Class A Shares; (iv) the dividends to be paid per preferred share, regardless of the class, shall be at least ten percent higher than the dividends to be paid per Common Share, as provided by Brazilian Corporate Law.

Liquidation

     In the event of liquidation of the Company, after all creditors have been paid, all shareholders will participate equally and ratably in any remaining residual assets.

Liability of the Shareholders for Further Capital Calls

     Neither Brazilian Corporate Law nor our bylaws provide for capital calls. The shareholders’ liability is limited to the payment of the issue price of the shares subscribed or acquired.

Conversion Rights

Our bylaws provide that:

  Class A Shares can be converted into Class B Shares;

  Class B Shares cannot be converted into Class A Shares;

  Class A Shares and Class B Shares cannot be converted into Common Shares; and

  Common Shares cannot be converted into Class A Shares or Class B Shares.

Form and Transfer

     Our shares are maintained in book-entry form with a transfer agent (the “Transfer Agent”). To make a transfer of shares, the Transfer Agent makes an entry in the register, debits the share account of the transferor and credits the share account of the transferee.

     Transfers of shares by foreign investors are made in the manner described above and are executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by Resolution No. 2,689 of January 26, 2000 of the CMN (“Resolution 2,689”) as described under “—Exchange Controls” below, the foreign investor must declare the transfer in its electronic registration.

     A shareholder may choose, in its individual discretion, to hold its shares through CBLC. Shares are added to the CBLC system through Brazilian institutions that have clearing accounts with the CBLC. Our shareholder registry indicates which shares are listed on the CBLC system. Each participating shareholder is in turn registered in a register of beneficial shareholders maintained by the CBLC and is treated in the same manner as the other registered shareholders.

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

     Annex V to Resolution 1,289 of the CMN, known as the “Annex V Regulations,” allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADS program is duly registered with the Central Bank and the CVM.

     Our bylaws do not impose any limitation on the rights of Brazilian residents or non-residents to hold our shares and exercise the rights in connection therewith.

Disclosure of Shareholder Ownership

     Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly reached an interest corresponding to five percent or more of any class of shares, or any rights under such shares, of a publicly traded company must disclose its share ownership to the CVM and stock exchanges in which the shares are traded. In addition, a statement containing the required information must be published in the newspapers. Any subsequent increase of five percent or more in ownership of any class of shares must be similarly disclosed. Also, the same obligation applies if any person or group of persons representing the same interest and holding an interest corresponding to five percent or more of any class of shares of a publicly traded company for any reason ceases to hold this participation.

MATERIAL CONTRACTS

     For information concerning our material contracts, see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

EXCHANGE CONTROLS

     The ownership of Class A Shares, Class B Shares or Common Shares of the Company by individuals or legal entities domiciled outside Brazil is subject to certain conditions established under Brazilian law, as described below.

     The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itaú S.A., as custodian for the Class B Shares represented by ADSs (the “Custodian”), or holders who have exchanged ADSs for Class B Shares from converting dividends, distributions or the proceeds from any sale of such Class B Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Class B Shares underlying the ADSs.

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

     The Annex V Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program had been approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADS holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs who are not resident in a tax haven will be entitled to favorable tax treatment. For more information, see “—Taxation—Brazilian Tax Considerations—Taxation of Gains.”

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

     The federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. The imbalance in Brazil’s balance of payments increased during 1998, and there can be no assurance that the federal government will not impose similar restrictions on foreign repatriations in the future.

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

Distributions of Interest on Equity

     In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the equity of the company as an alternative form of making dividend distributions. The rate of interest may not be higher than TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on equity may not exceed, for tax purposes, the greater of (i) 50.0% of net income (after the deduction of the social contribution on net profits and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made or (ii) 50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

     Distributions of interest on equity paid to Brazilian and Non-Brazilian Holders of Class B Shares, including payments to the Depositary in respect of Class B Shares underlying ADSs, are deductible by the Company for Brazilian corporate income tax and social contribution on net profits purposes as far as the limits above described are observed. Such payments are subject to Brazilian withholding income tax at the rate of 15.0%, except for payments to shareholders situated in tax haven jurisdictions (that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment or the beneficial owner of the income derived from the investment - “Tax Haven Holder”), which payments are subject to withholding income tax at a 25.0% rate. These payments may be included, at their net value, as part of any mandatory dividend. To the extent that payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.

Taxation of Gains

     According to Law No. 10,833 of December 29, 2003, capital gains realized on the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian resident or to Brazilian residents, are subject to taxation in Brazil. In this sense, if the Class B Shares are disposed of by a Non-Brazilian Holder, as they are defined as assets located in Brazil, such holder will be subject to income tax on the gains assessed, following the rules described below, whether the disposition is conducted in Brazil or abroad and with a Brazilian resident or not.

     Regarding ADSs, although the matter is not free from doubt, the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another Non-Brazilian Holder would not be taxed in Brazil, based on the theory that ADSs do not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you that Brazilian courts would adopt this theory. Thus, the gain on a disposition of ADSs by a Non-Brazilian Holder to a resident in Brazil (or possibly even to a Non-Brazilian Holder) may be subject to income tax in Brazil in the event that courts determine that ADSs would constitute assets located in Brazil, according to the rules described below for ADSs or the rules applicable to disposition of the Class B Shares, when applicable.

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

     The deposit of Class B Shares in exchange for the ADSs may be subject to Brazilian income tax if the acquisition cost of the Class B Shares is lower than (i) the average price per Class B share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of the deposit; or (ii) if no Class B Shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Class B Shares were sold during the 15 trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the Class B Shares, calculated as set forth above, shall be considered a capital gain subject to income tax at a rate of 15.0% or 25.0% in the case of investors that are Tax Haven Holders.

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

U.S. Federal Income Tax Considerations

     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein (possibly with retroactive effect). This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of Class B Shares or ADSs, but it does not purport to be a comprehensive description of all of the U.S. tax consequences that may be relevant to a decision to hold or dispose of Class B Shares or ADSs. This summary applies only to purchasers of Class B Shares or ADSs who will hold the Class B Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of ten percent or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Class B Shares or ADSs on a mark-to-market basis, partnerships or other pass-through entities, insurance companies, U.S. expatriates, and persons holding Class B Shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes.

     Each holder is encouraged to consult such holder’s tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Class B Shares or ADSs.

     In this discussion, references to a “U.S. holder” are to a beneficial holder of a Class B Share or an ADS (i) that is a citizen or resident of the United States of America, (ii) that is a corporation, or any other entity taxable as a corporation, organized under the laws of the United States of America or any state thereof, including the District of Columbia, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the Class B Share or ADS.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15.0% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2008 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

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

     A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of a Class B Share or ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

Foreign Currency Exchange Rate Risk

     At December 31, 2008, we had R$94.0 million of outstanding indebtedness denominated in U.S. dollars, R$6.5 million of indebtedness denominated in Japanese yen and R$62.5 million of indebtedness indexed to a basket of foreign currencies comprised by U.S dollars, Euros, Swiss francs and Japanese yen. At December 31, 2007, we had R$78.1 million of outstanding indebtedness denominated in U.S. dollars, R$8.0 million of indebtedness denominated in Japanese yen and R$62.7 million of indebtedness indexed to a basket of foreign currencies comprised by U.S. dollars, Euros, Swiss francs and Japanese yen. In addition, our energy purchases from Itaipu are denominated in U.S. dollars. We do not have revenues denominated in any of the above foreign currencies and, due to applicable regulations that require us to keep excess cash on deposit in real-denominated deposits with Brazilian banks, we do not have monetary assets denominated in such currencies. The potential loss to us that would result from a hypothetical ten percent change in foreign currency exchange rates would be approximately R$11.3 million, primarily due to the increase in our real-denominated financial statements in the principal amount of the foreign currency indebtedness described above (which increase would be reflected as an expense in our income statement). A hypothetical and instantaneous change of ten percent in foreign currency exchange rates would result in an additional cash outflow of approximately R$49.3 million, reflecting the increased cost in reais of servicing foreign-currency indebtedness and purchasing energy from Itaipu, which will be compensated in the next tariff adjustment.

Interest Rate Risk

     At December 31, 2008, we had outstanding R$1,864.6 million in loans and financing, of which R$709.9 million bore interest at fixed interest rates and R$1,154.7 million bore interest at floating rates of interest (primarily the TJLP, CDI and LIBOR). Pursuant to applicable regulations, we invest excess cash primarily in short-term instruments. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held at December 31, 2008, would result in a net additional cash outflow of approximately R$0.6 million. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (i.e. U.S. dollars; currencies in the currency basket). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

(a) Disclosure Controls and Procedures

     We have carried out an evaluation under supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any disclosure controls and procedures systems, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

     Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2008 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management as appropriate in order to allow timely decisions regarding required disclosure.

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

     Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2008. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

     Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, has issued the attestation report below on our internal control over financial reporting as of December 31, 2008.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Companhia Paranaense de Energia Elétrica - COPEL

     We have audited the internal control over financial reporting of Companhia Paranaense de Energia Elétrica - COPEL and subsidiaries (the "Company" or “Copel”) as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying consolidated financial statements. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s consolidated balance sheet as of December 31, 2008, and the related consolidated statements of operations, changes in shareholders’ equity, cash flows and the added value in operations for the year then ended, of Companhia Paranaense de Energia – COPEL and subsidiaries and our report dated June 25, 2009, expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes
Curitiba, Paraná, Brazil
June 25, 2009.

(c) Changes in Internal Control over Financial Reporting

Remediation of material weaknesses

     During 2008, we developed and implemented specific internal procedures to address the monitoring of judicial lawsuits that we reported as a material weakness in our assessment as of December 31, 2007 and 2006.

  In November 2008, we implemented new standard procedures for identifying the proper risk classification and amount of potential loss for each lawsuit to which we are a party. We have distributed detailed guidelines outlining these procedures to each of our internal and external legal and accounting professionals, and have conducted multiple training sessions to ensure that these procedures are immediately and effectively utilized.

  We developed an electronic registration system to monitor all litigation valued at or above R$500,000 (five hundred thousand reais).

  We now make risk classifications and value calculations based on a newly developed standard form, which is entered into our electronic registration system for judicial actions. These new procedures require that the attorney responsible for a matter communicate regularly with our accounting department to ensure that contingency provisions conform to our assessment of whether the risk of loss in a particular case is remote, possible or probable.

  The risk classification must be updated by external counsel and confirmed by both an in-house attorney and a manager in our legal department, on a quarterly basis, in order to reflect any change in the status of each lawsuit.

  We also extended our newly implemented standard procedures for determining risk classifications and values of potential losses to all ongoing litigation to which Copel is a party.

     The measures summarized above were adopted pursuant to recommendations of Deloitte Touche Tohmatsu Auditores Independentes, our independent auditors, and are regularly reviewed by Copel and Deloitte to ensure consistent progress in our internal controls over financial reporting. After examining the effects of the measures adopted throughout the fiscal year of 2008 to remediate the material weakness in our internal controls over financial reporting assessed as of December 31, 2007, Deloitte issued the attestation report establishing that, as of December 31, 2008, the above material weakness was reduced to the level of significant deficiency.

     As described above, there have been changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, 2008 and the current fiscal year that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting. We expect that, once completed, the above measures most likely will eliminate the significant deficiency in our internal controls over financial reporting.

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

Item 16B. Code of Ethics

     In November 2003, we adopted a code of ethics that also applies to our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. In June 2008, we updated our code of ethics based on the corporate governance practices issued by the Global Reporting Initiative – GRI, AccountAbility 1000 – AA1000. We have posted copies of this code of ethics, which we refer to as our “Code of Conduct,” on our Internet website at the following address: www.copel.com/ir. Copies of our code of ethics may also be obtained without charge by writing to us at the address set forth on the front cover of this Form 20-F. We have not granted any implicit or explicit waivers from any provision of our code of ethics to the officers described above since the adoption of the code.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

     Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2008, 2007 and 2006.

     The table below sets forth the total amount billed to us by Deloitte Touche Tohmatsu Auditores Independentes for services performed in 2008, 2007 and 2006, and breaks down these amounts by category of service in millions of reais:

	Year ended December 31,

	2008	2007	2006

		(R$ million)

Audit fees	1.6	1.4	1.2
Audit-related fees	–	–	–
Tax fees	–	–	–
All other fees	–	–	–

Total	1.6	1.4	1.2

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

Item 16D. Exemption from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

New York Stock Exchange Corporate
Section	Governance Rules for U.S. Domestic Issuers	Copel’s Approach

Director Independence
303A.01
A company listed on the New York Stock Exchange (a “listed company”) must have a majority of independent directors on its Board of Directors. “Controlled companies” are not required to comply with this requirement.
The majority of the members of Copel’s board of directors are “independent” as defined in the NYSE standards.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	The non-management directors of Copel do not hold regularly scheduled executive sessions with management.

303A.04
A listed company must have a Nominating/ Corporate Governance Committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. "Controlled companies" are not required to comply with this requirement.

Copel does not have a nominating/ corporate governance committee. As a controlled company, Copel would not be required to comply with the nominating/ corporate governance committee requirements if it were a U.S. domestic issuer.

303A.05
A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. "Controlled companies" are not required to comply with this requirement.
Copel does not have a compensation committee. As a controlled company, Copel would not be required to comply with the compensation committee requirements if it were a U.S. domestic issuer.

303A.06 303A.07
A listed company must have an audit committee with a minimum of three (3) independent directors who satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.

In June 2005, our shareholders amended our bylaws to establish an Audit Committee composed of at least three board members (all of which are independent), each of whom serves a term of two years, and may be re-elected. Pursuant to the Audit Committee Charter, the Audit Committee members are appointed by, and may be replaced by, the Board of Directors. All of the members of the Audit Committee are members of our Board of Directors. The Audit Committee is responsible for our Financial Statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the efficacy of our internal control and risk management procedures and staff.

New York Stock Exchange Corporate
Section	Governance Rules for U.S. Domestic Issuers	Copel’s Approach

303A.08	Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian Corporate Law, shareholder pre-approval is required for the adoption of any equity compensation plans.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.
Copel does not have formal governance guidelines that address all of the matters specified in the NYSE rules. However, Copel has adopted corporate governance guidelines that follow the model proposed by the Instituto Brasileiro de Governança Corporativa- IBGC (Brazilian Institute of Corporate Governance).

303A.10
A listed company must adopt and disclose a code of business conduct and ethics for its directors, officers and employees, and must promptly disclose any waivers of the code for directors or executive officers.

Copel has adopted a code of ethics that applies to the board of directors, the fiscal council, management and employees. Copel will disclose any waivers of the requirements of the code for directors or executive officers in its annual report on Form 20-F.

303A.12
A CEO of a listed company must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.

Copel’s CEO will promptly notify the NYSE in writing after any executive officer of Copel becomes aware of any material non- compliance with any applicable provisions of the NYSE corporate governance rules.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-141.

Item 19. Exhibits

1.1	Amended and Restated By-laws of the Company dated as of March 13, 2009 (English translation)

2.1
Deposit Agreement (common shares) dated as of March 21, 1996, as amended and restated as of November 21, 2007, filed with the SEC on February 12, 2009 as an exhibit to our Registration Statement on Form F-6 and in incorporated herein by reference.

2.2
Deposit Agreement (preferred shares) dated as of March 21, 1996, as amended and restated as of November 21, 2007, filed with the SEC on February 12, 2009 as an exhibit to our Registration Statement on Form F-6 and in incorporated herein by reference.

4.1
The Adjustment Agreement of August 4, 1994 between the State of Paraná and Companhia Paranaense de Energia-Copel (the “Adjustment Agreement”) (incorporated by reference to our Form F-1 333-7148, filed with the SEC on June 30, 1997) and the Deed of Amendment to the Adjustment Agreement (Quarto Termo Aditivo ao Termo de Ajuste celebrado em 21 de janeiro de 2005) (English translation). (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed with the SEC on June 30, 2006).

8.1	List of Subsidiaries.

12.1	Certification of the Chief Executive Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer of Copel, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer of Copel, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     There are omitted from the exhibits filed with or incorporated by reference into this annual report certain promissory notes and other instruments and agreements with respect to our long-term debt none of which authorizes securities in a total amount that exceeds ten percent of our total assets. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

TECHNICAL GLOSSARY

     Annual Permitted Revenues: The annual revenue established by ANEEL to be charged by a transmission concessionaire for the use of its transmission lines by third parties, which include Free Customers, generators and distributors.

     Assured Energy: Determined amount assigned to each hydroelectric plant according to an energy supply risk criteria defined by MME. The assured energy also represents the maximum energy that can be sold by the generator, which is set forth in each concession agreement, irrespective of the volume of electricity actually generated by the facility.

     Average Tariff or Rate: Total sales revenue divided by total megawatt hours (MWh) sold for each relevant period, including in the case of the Company, unbilled electricity, or electricity which has been delivered to a customer, but for which the utility has yet to deliver a bill. Total sales revenue, for the purpose of computing average tariff or rate, includes both gross billings before deducting value-added tax and unbilled electricity sales upon which such taxes have not yet accrued.

     Capacity Agreement: Agreement under which a generator commits to make a certain amount of capacity available to the Regulated Market. In such case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage.

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

     Energy Agreement: Agreement under which a generator commits to supply a certain amount of electricity and assumes the risk that its electricity supply could be adversely affected by hydrological conditions and low reservoir levels, which could interrupt the supply of electricity. In such case, the generator would be required to purchase electricity elsewhere in order to comply with its supply commitments.

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

     Free Market: Market segment that permits a certain degree of competition. The free market specifically contemplates purchase of electricity by non-regulated entities such as Free Customers and energy traders.

     Generating Unit: An electric generator together with the turbine or other device that drives it.

     Gigawatt (GW): One billion watts.

     Gigawatt hour (GWh): One gigawatt of power supplied or demanded for one hour, or one billion watt hours.

     Group A Customers: A group of customers that uses electricity at 230 kV or higher. Tariffs applied to this group are based on the actual voltage level at which energy is supplied and the time of day and year the energy is supplied.

     Group B Customers: A group of customers that uses electricity at less than 2.3 kV. Tariffs applied to this group are comprised solely of an energy charge and are based on the classification of the customer.

     High Voltage: A class of nominal system voltages equal to or greater than 100,000 volts and less than 230,000 volts.

     Hydroelectric Plant: A generating unit that uses water power to drive the electric generator.

     Initial Supply Contracts: A requirement made to distribution and generation companies in order to ensure access to a stable electricity supply at prices that guarantee a fixed rate of return for the electricity generation companies during the transition period leading to the establishment of a free and competitive electricity market.

     Installed Capacity: The level of electricity that can be delivered from a particular generating unit on a full-load continuous basis under specified conditions as designated by the manufacturer.

     Interconnected Transmission System: Systems or networks for the transmission of energy, connected together by means of one or more lines and transformers.

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

     Low Income Residential Customers: A group of customers that (i) consumes less than 80 kWh per month, (ii) has not had electricity consumption of more than 120 kWh per month more than twice during any previous twelve-month period or (iii) consumed between 80 kWh and 220 kWh on a monthly basis within the previous twelve months and has filed an application to receive benefits under any of the federal government’s social programs. Low-income residential customers are considered a subgroup of residential customers and are not subject to payment of emergency capacity and emergency acquisition charges or any extraordinary tariff approved by ANEEL.

     Megawatt (MW): One million watts.

     Megawatt average (MWavg): An amount of energy in MWh divided by the time (in hours) in which such energy is produced or consumed.

     Megawatt hour (MWh): One megawatt of power supplied or demanded for one hour, or one million watt hours.

     Megavolt Ampère (MVA): One thousand volt ampères.

     Regulated Market: Market segment in which distribution companies purchase all the electricity needed to supply customers through public auctions. The auction process is administered by ANEEL, either directly or through CCEE, under certain guidelines provided by the MME. The regulated market is generally considered to be more stable in terms of supply of electricity.

     Retail Tariff: Revenue charged by distribution companies to its customers. Each customer falls within a certain tariff level defined by law and based on the customer’s classification, although some flexibility is available according to the nature of each customer’s demand. Retails tariffs are subject to annual readjustments by ANEEL.

     Special Customers: A group of customers that uses at least 500 kV. A Special Customer may choose its energy supplier if that supplier derives its energy from alternative sources, such as small hydroelectric plants, wind plants or biomass plants.

     Spot Market: Deregulated market segment in which electricity is bought or sold for immediate delivery. In general, prices of spot market energy purchases tend to be substantially higher than the price of energy under long-term energy purchase agreements.

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

     Transmission Tariff: Revenue charged by a transmission concessionaire based on the transmission network it owns and operates. Transmission tariffs are subject to periodic revisions by ANEEL.

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

Date: June 30, 2009.

Companhia Paranaense
de Energia - COPEL
Consolidated Financial Statements as of
December 31, 2008 and 2007 and for the
Three Years Ended December 31, 2008
and Report of Independent Registered
Public Accounting Firm

Deloitte Touche Tohmatsu
Rua Pasteur, 463 - 5º andar
Curitiba - PR - 80250-080
Brasil

Tel: +55 (41) 3312-1400
Fax: +55 (41) 3312-1470
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Companhia Paranaense de Energia - COPEL
Curitiba - PR. Brazil

We have audited the accompanying consolidated balance sheets of Companhia Paranaense de Energia - COPEL (a Brazilian corporation) and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity, cash flows and added value for each of the three years in the period ended December 31, 2008, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Companhia Paranaense de Energia - COPEL as of December 31, 2008 and 2007, and the results of their operations, the changes in shareholders' equity, their cash flows and the added value in operations for each of the three years in the period ended December 31, 2008, in conformity with accounting practices adopted in Brazil.

As mentioned in note 4, in view of the changes in Brazilian accounting practices in 2008, the consolidated financial statements for the years ended December 31, 2007 and 2006, presented for comparative purposes, have been adjusted and are being restated as set forth in NPC 12 -Accounting Policies, Changes in Accounting Estimates and Corrections of Errors.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's effectiveness of internal control over financial reporting as of December 31, 2008, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes
Curitiba, Paraná, Brazil
June 25, 2009

Companhia Paranaense de Energia - COPEL

Consolidated Balance Sheets
All amounts expressed in thousands of Brazillian reais unless otherwise stated

	December 31

Assets	2008	2007

Current assets
Cash and cash equivalents (Note 6)	1,813,576	1,540,871
Customers and distributors (Note 7)	1,032,952	1,089,694
Allowance for doubtful accounts (Note 8)	(56,284)	(71,592)
Services to third parties, net	7,904	8,303
Dividends receivable (Note 16)	5,247	2,767
Services in progress	64,765	51,343
CRC transferred to the State Government (Note 9)	47,133	40,509
Recoverable taxes (Note 10)	257,339	281,564
Deferred Regulatory Assets - CVA (Note 11)	111,098	67,614
Other regulatory assets (Note 12)	31,511	17,186
Collaterals and escrow accounts (Note 13)	150,794	145,161
Other receivables (Note 14)	42,858	62,760
Inventories	64,260	52,195

	3,573,153	3,288,375

Noncurrent assets
Customers and distributors (Note 7)	82,176	139,125
Allowance for doubtful accounts (Note 8)	(246)	(11,469)
Telecommunications services	3,211	7,251
CRC transferred to the State Government (Note 9)	1,272,770	1,209,853
Recoverable taxes (Note 10)	462,609	449,652
Deferred Regulatory Assets - CVA (Note 11)	53,494	25,478
Other regulatory assets (Note 12)	11,085	5,729
Bonds and securities (Note 35)	69,063	-
Collaterals and escrow accounts (Note 13)	37,868	22,423
Judicial deposits (Note 15)	113,497	121,122
Other receivables (Note 14)	12,214	8,450

	2,117,741	1,977,614

Investments (Note 17)	452,455	255,018
Property, plant and equipment, net (Note 18)	6,992,158	6,835,491
Intangible assets (Note 19)	118,119	116,491

	9,680,473	9,184,614

Total assets	13,253,626	12,472,989

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Balance Sheets
All amounts expressed in thousands of Brazillian reais unless otherwise stated	(continued)

	December 31

Liabilities and shareholders' equity	2008	2007

Current liabilities
Loans and financing (Note 20)	98,461	92,684
Debentures (Note 21)	195,000	171,827
Suppliers (Note 22)	497,832	366,510
Taxes and social contribution (Note 10)	407,072	375,425
Dividends payable	245,166	252,362
Payroll, social changes and accruals (Note 23)	159,388	146,119
Post-employment benefits (Note 24)	22,066	42,286
Deferred Regulatory Liabilities - CVA (Note 11)	28,327	143,436
Other regulatory liabilities (Note 12)	26,192	46,476
Regulatory charges (Note 25)	43,123	32,722
Research and Development and Energy Efficiency (Note 26)	126,484	185,280
Other accounts payable (Note 27)	114,383	85,465

	1,963,494	1,940,592

Noncurrent liabilities
Loans and financing (Note 20)	769,056	835,268
Debentures (Note 21)	802,116	1,002,674
Reserve for contingencies (Note 28)	593,365	514,052
Suppliers (Note 22)	214,157	190,394
Taxes and social contribution (Note 10)	29,528	19,317
Post-employment benefits (Note 24)	425,879	454,411
Deferred Regulatory Liabilities - CVA (Note 11)	2,373	22,330
Other regulatory liabilities (Note 12)	7,257	18,935
Research and Development and Energy Efficiency (Note 26)	72,079	-
Deferred revenues (Note 17 “e” and “f”)	74,994	592
Other accounts payable (Note 27)	6,674	6,720

	2,997,478	3,064,693

Noncontrolling interest	239,567	231,527

Shareholders' equity
Stock capital (Note 29a)	4,460,000	4,460,000
Capital reserves (Note 29c)	838,340	838,340
Profit reserves (Note 29d)	2,754,747	1,937,837

	8,053,087	7,236,177

Total liabilities and shareholders' equity	13,253,626	12,472,989

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Operations
All amounts expressed in thousands of Brazillian reais unless otherwise stated

	Year ended December 31

	2008	2007	2006

Operating revenues (Note 30)
Electricity sales to final customers	2,968,880	2,747,680	2,558,481
Electricity sales to distributors	1,363,094	1,367,595	1,290,976
Use of main transmission grid	3,473,098	3,316,963	3,225,414
Telecommunications revenues	80,604	63,893	58,054
Distribution of piped gas	283,709	244,080	227,081
Other	136,010	179,883	61,320

	8,305,395	7,920,094	7,421,326

Deductions from Operating Revenues (Note 31)	(2,846,617)	(2,716,433)	(2,740,591)

Net operating revenues	5,458,778	5,203,661	4,680,735

Operating costs (Note 32)
Energy purchased for resale	(1,615,086)	(1,279,335)	(1,299,250)
Use of main transmission grid	(466,652)	(446,067)	(467,394)
Personel and Management	(531,031)	(463,865)	(458,955)
Pension and healthcare plans	(25,737)	14,169	(87,623)
Materials and supplies	(49,175)	(50,308)	(54,677)
Raw materials and supplies for electricity generation	(19,274)	8,954	280,579
Natural gas and supplies for the gas business	(163,846)	(132,726)	(177,702)
Third-party services	(190,269)	(161,319)	(145,459)
Depreciation and amortization	(376,789)	(399,387)	(353,047)
Other	(35,583)	(11,784)	(22,360)

	(3,473,442)	(2,921,668)	(2,785,888)

Gross Operating Income	1,985,336	2,281,993	1,894,847

Other income (expenses) (Note 32)
Sales expenses	(29,769)	(31,140)	(83,352)
General and administrative expenses	(256,912)	(298,830)	(342,325)
Other revenues (expenses), net	(252,377)	(383,760)	51,196

	(539,058)	(713,730)	(374,481)

Operating income before financial results and equity in results of
investees	1,446,278	1,568,263	1,520,366

Interest income (expenses) (Note 33)
Interest income	488,620	396,017	729,203
Interest expenses	(394,257)	(375,774)	(434,510)

	94,363	20,243	294,693

Equity in results of investees (Note 17)	14,318	9,509	(813)

Income before Income Tax and Social Contribution (Note 10)	1,554,959	1,598,015	1,814,246

Income Tax and Social Contribution
Income Tax and Social Contribution (Note 10)	(352,064)	(536,168)	(499,727)

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Operations
All amounts expressed in thousands of Brazillian reais unless otherwise stated	(continued)

		Year ended December 31

	2008	2007	2006

Deferred Income Tax and Social Contribution (Note 10)	(106,082)	75,853	(57,951)

	(458,146)	(460,315)	(557,678)

Net Income before noncontrolling interest	1,096,813	1,137,700	1,256,568

Noncontrolling interest	(18,069)	(31,090)	(13,888)

Net income for the year	1,078,744	1,106,610	1,242,680

Net Income per outstanding shares at year end / expressed in
Brazilian Reais	3,94	4,04	4,54

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Changes in Shareholders’ Equity
All amounts expressed in thousands of Brazillian reais unless otherwise stated

			Profit reserves

	Capital	Capital	Legal	Investments	Retained
	stock	reserves	reserve	Reserve	earnings	Total

At December 31, 2005	3,480,000	817,293	209,821	980,069	-	5,487,183
Changes in Brazilian accounting practices	-	-	-	-	(72,642)	(72,642)
Capital increase	395,000	-	-	(395,000)	-	-
Net income for the year	-	-	-	-	1,242,680	1,242,680
Appropriation of net income
Legal reserve	-	-	58,502	-	(58,502)	-
Interest on equity	-	-	-	-	(123,000)	(123,000)
Dividends	-	-	-	-	(157,951)	(157,951)
Transfer to profit reserve	-	-	-	830,585	(830,585)	-

At December 31, 2006	3,875,000	817,293	268,323	1,415,654	-	6,376,270

Capital increase	585,000	-	-	(585,000)	-	-
Tax incentive (Note 17(c))	-	21,047	-	-	-	21,047
Net income for the year	-	-	-	-	1,106,610	1,106,610
Appropriation of net income	-	-	-	-	-	-
Legal reserve	-	-	55,330	-	(55,330)	-
Interest on equity	-	-	-	-	(200,000)	(200,000)
Dividends	-	-	-	-	(67,750)	(67,750)
Transfer to profit reserve	-	-	-	783,530	(783,530)	-

At December 31, 2007	4,460,000	838,340	323,653	1,614,184	-	7,236,177

Net income for the year	-	-	-	-	1,078,744	1,078,744
Appropriation of net income	-	-	-	-	-	-
Legal reserve	-	-	53,937	-	(53,937)	-
Interest on equity	-	-	-	-	(228,000)	(228,000)
Dividends	-	-	-	-	(33,834)	(33,834)
Investment reserve	-	-	-	762,973	(762,973)	-

At December 31, 2008	4,460,000	838,340	377,590	2,377,157	-	8,053,087

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Statement of Cash Flows
All amounts expressed in thousands of Brazillian reais unless otherwise stated

		Year ended December 31

	2008	2007	2006

Cash flows from operating activities
Net income for the year	1,078,744	1,106,610	1,242,680

Adjustments to reconcile net income to cash provided by operating activities:

Reversal of allowance for doubtful accounts	(3,583)	(4,353)	65,607
Depreciation	395,312	418,143	369,327
Amortization of intangible assets - concession	3,829	3,100	566
Amortization of intangible assets - goodwill	1,791	4,808	4,808
Amortization of intangible assets - other	3,811	3,906	3,068
Unrealized monetary and exchange variations, net	98,526	82,633	114,235
Equity in results of investees	(14,318)	(9,509)	1,118
Deferred income tax and social contribution	106,082	(75,853)	57,951
Variations in the regulatory assets and liabilities-CVA	(204,425)	797	104,398
Variations in other regulatory assets and liabilities, net	(51,643)	45,904	84,077
Contract renegotiation - CIEN	-	(62,862)	-
Accruals for long-term liabilities	104,718	248,385	(46,837)
Provision (reversal) for tax incentives	23,902	(12,789)	-
Loss on disposal of investments	8,742	2,240	-
Loss on disposal of property, plant, and equipment, net	14,565	29,141	14,721
Loss on disposal of intangible assets, net	516	13,972	126
Non controlling interest	18,069	31,090	13,888

Increase (decrease) in assets
Customers and distributors	86,522	(77,696)	(145,109)
Telecommunications services	4,439	(5,066)	(6,400)
Dividends and interest on capital received from investees	13,806	20,342	15,376
Services in progress	(13,422)	(31,305)	(7,906)
CRC transferred to State Government	120,048	111,267	31,038
Recoverable taxes	(61,253)	74,441	(81,466)
Inventories	(12,065)	(751)	(14,854)
Judicial deposits	(1,931)	(9,900)	(55,597)
Other receivables	17,302	(21,860)	29,953

Increase (decrease) in liabilities
Loans and financing - interest paid	(156,512)	(75,260)	(45,687)
Debentures – interest paid	(122,984)	(229,544)	(201,245)
Suppliers	131,322	(25,976)	(725,037)
Taxes and social contribution charges	8,297	(52,618)	(5,767)
Payroll and labor accruals	13,269	11,901	25,892
Post-employment benefits	(48,752)	(125,425)	(126,745)
Regulatory charges	10,401	(18,983)	33,960
Research and development and energy efficiency	(1,239)	10,964	35,339
Other accounts payable	(834)	(17,151)	12,350
Noncontrolling interest	(10,029)	(5,469)	113,703

Net cash provided by operating activities	1,561,023	1,357,274	911,531

Companhia Paranaense de Energia - COPEL

Consolidated Statement of Cash Flows
All amounts expressed in thousands of Brazillian reais unless otherwise stated	(continued)

Cash flows from investing activities
Acquisition of UEG Araucária - net of acquired cash	-	-	(426,306)
Acquisition of Centrais Eólicas do Paraná - net of acquired cash	-	(1,393)	-
Acquisition of control in Dominó Holdings - net of acquired cash	(108,962)	-	-

Disposal (acquisition) of other investments – net of acquired cash	(49,933)	(12,953)	5,463
Additions to property, plant, and equipment	(647,646)	(516,483)	(567,923)
Additions to intangible assets	(8,416)	(4,407)	(5,747)
Bonds and securities	(69,063)	-	-
Collaterals and escrow accounts	1,508	(76,596)	-
Special Obligations	79,673	48,580	43,489
Proceeds from sale of property, plant, and equipment	11,297	6,653	-

Net cash used in investing activities	(791,542)	(556,599)	(951,024)

Cash flows from financing activities
Now of loans and financing	34,818	346,592	16,937
Payment of the principal amount of loans and financing	(86,492)	(99,853)	(87,209)
Debentures issuance	-	-	600,000
Payment of the principal amount of debentures	(176,072)	(717,738)	-
Dividends and interest on capital paid	(269,030)	(292,809)	(117,997)

Net cash used in financing activities	(496,776)	(763,808)	411,731

Net increase in cash and cash equivalents	272,705	36,867	372,238

Cash and cash equivalents at the beginning of the year	1,540,871	1,504,004	1,131,766
Cash and cash equivalents at the end of the year	1,813,576	1,540,871	1,504,004

	272,705	36,867	372,238

Supplementary cash flow information

Income tax paid	326,050	387,049	483,389
Transactions not affecting cash

Business acquisitions
Assets acquired including goodwill	116,713	2,164	478,985
Liabilities assumed	(6,487)	(21)	(42,422)

Acquisition price paid	110,226	2,143	436,563
Cash and cash equivalents acquired	(1,264)	(750)	(10,257)

Acquisition price, net of acquired cash and cash equivalents	108,962	1,393	426,306

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Added Value
All amounts expressed in thousands of Brazillian reais unless otherwise stated	)

	Consolidated

	2008	2007	2006

Revenues
Sales of electricity, services, and other revenues (Note 30)	8,305,395	7,920,094	7,421,326
Allowance for doubtful accounts (Note 32-f)	(5,824)	(3,899)	(65,499)
Other operating revenues (expenses)	(30,421)	(31,039)	(22,537)

Total	8,269,150	7,885,156	7,333,290

( - ) Supplies acquired from third parties
Electricity purchased for resale	(1,787,845)	(1,429,417)	(1,439,744)
Use of the main transmission grid (-) ESS	(458,067)	(495,318)	(523,801)
Materials, supplies, and services from third-parties	(353,885)	(295,206)	(14,058)
Natural gas and supplies for the gas business	(195,265)	(148,400)	(199,546)
Emergency capacity charges and PROINFA	(254)	(256)	(1,097)
Other	(148,925)	(271,836)	111,394

Total	(2,944,241)	(2,640,433)	(2,066,852)

( = ) GROSS ADDED VALUE	5,324,909	5,244,723	5,266,438

( - ) Depreciation and amortization	(404,743)	(429,957)	(377,769)

( = ) NET ADDED VALUE	4,920,166	4,814,766	4,888,669

( + ) Transferred Added Value
Interest income (Note 33)	488,620	396,017	729,203
Equity pick up in results of investees	14,318	9,509	(813)

Total	502,938	405,526	728,390

ADDED VALUE TO DISTRIBUTE	5,423,104	5,220,292	5,617,059

Companhia Paranaense de Energia - COPEL

Consolidated Statements of Added Value
All amounts expressed in thousands of Brazillian reais unless otherwise stated	(continued)

	Consolidated

	2008	2007	2006

DISTRIBUTION OF ADDED VALUE

Personnel
Salaries and wages (Note 32-c)	484,257	451,156	441,791
Pension and healthcare plans	30,016	(13,851)	127,686
Meal assistance and education allowance (Note 32-c)	49,078	45,675	42,535
Social charges - FGTS	34,694	31,994	33,614
Labor indemnifications (reversal) (Note 32-c)	(825)	8,293	8,063
Profit sharing (Note 32-c)	65,816	54,254	52,028
Transfer to construction in progress (Note 32-c)	(80,214)	(54,304)	(49,487)

Total	582,822	523,217	656,230

Government
Federal	1,747,539	1,713,440	1,865,866
State	1,594,946	1,513,381	1,432,512
Municipal	3,019	3,530	2,693

Total	3,345,504	3,230,351	3,301,071

Financing agents
Interest and penalties	385,166	318,259	443,063
Leases and rents (Note 32-g)	12,799	10,765	14,802

Total	397,965	329,024	457,865

Shareholders
Noncontrolling interest	18,069	31,090	13,888
Interest on capital (Note 29-d)	228,000	200,000	123,000
Proposed dividends (Note 29-d)	33,834	67,750	157,951
Profit reserves	816,910	838,860	961,729

Total	1,096,813	1,137,700	1,256,568

	5,423,104	5,220,292	5,671,734

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

1 The Company and its Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on Corporate Governance Level 1 of BOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. COPEL is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and generation, transmission, distribution (Brazilian stock exchange market), and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mining and Energy - MME. Additionally, COPEL takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

In 2007, the Company’s corporate restructuring was initiated with the dissolution of COPEL Transmissão S.A., in order to meet regulatory requirements and achieve a more transparent and less expensive corporate structure. In 2008, while carrying on this corporate restructuring, COPEL was granted ANEEL authorization to split and later on extinguish COPEL Participações S.A., transferring its assets to Companhia Paranaense de Energia (COPEL’s Parent Company) and to COPEL Geração e Transmissão. This operation was conducted in accordance to article 8 of Law no. 10,848/2004, which changed article 4 of Law no. 9,074/1995.

COPEL’s wholly-owned subsidiaries and other subsidiaries are featured below. Non financial/accounting information, such as information about supplied market, installed capacity, and assured power, has not been audited by the independent auditors.

a) COPEL Geração e Transmissão S.A.

COPEL Geração e Transmissão S.A. operates the Company’s power generation business, which is based on the operation of 17 hydroelectric power plants and one thermoelectric power plant, listed below, amounting to total installed capacity of 4,549.61 MW, and power transmission services, based on 30 substations at voltages equal to or greater than 230 kV and 1,835.2 km of transmission lines in Paraná, most of which are part of the Brazilian Basic Transmission Network. The concession term for 1,698.1 km of these lines expires in July 2015, and the concession term for the remaining 137.1 km expires in August 2031, subject to extension at the discretion of the granting authority (Note 30.a).

Power generation plants

		Installed	Date
		capacity	concession	Year of
Power plant	River	(MW)	was issued	expiration

Hydroelectric plants
Gov, Bento Munhoz da Rocha Neto (Foz do Areia)	Iguaçu	1,676,00	May 24, 73	May 23, 23
Gov, Ney Aminthas de Barros Braga (Segredo)	Iguaçu	1,260,00	Nov 14, 79	Nov 15. 09
Gov, José Richa (Caxias)	Iguaçu	1,240,00	May 02, 80	May 04, 10
Gov, Pedro Viriato Parigot de Souza	Capivari - Cachoeira	260,00	Apr 23, 65	Jul 07, 15
Guaricana	Arraial	36,00	Aug 13, 76	Aug 16, 26
Chaminé	São João	18,00	Aug 13, 76	Aug 16, 26
Apucaraninha	Apucaraninha	10,00	Oct 13, 75	Oct 12, 25
Mourão	Mourão	8,20	Jan 20, 64	Jul 07, 15

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

		Installed	Date
		capacity	concession	Year of
Power plant	River	(MW)	was issued	expiration

Derivação do Rio Jordão	Jordão	6,50	Nov 14, 79	Nov 15, 09
Marumbi	Ipiranga	4,80	(*)
São Jorge	Pitangui/Tibagi	2,30	Dec 04, 74	Dec 03, 24
Chopim I	Chopim	1,98	Mar 20, 64	Jul 07, 15
Rio dos Patos	Rio dos Patos/Ivaí	1,72	Feb 14, 84	Feb 14, 14
Cavernoso	Cavernoso/Iguaçu	1,30	Jan 07, 81	Jan 07, 11
Salto do Vau	Palmital	0,94	Jan 27, 54	(**)
Pitangui	Pitangui	0,87	Dec 05, 54	(**)
Melissa	Melissa	1,00	Oct 08, 93	(**)

Thermoelectric plant
Figueira		20,00	Mar 21, 69	Mar 26, 19

(*) Under approval by ANEEL,
(**) Facilities under 1 MW are only subject to registration before ANEEL.

The Company has already applied for extension by ANEEL of the power plant concessions expiring in 2009, 2010, and 2011: Governor Ney Aminthas de Barros Braga (Segredo), Governor José Richa (Salto Caxias), Jordão River Small Hydropower Plant, and Cavernoso Small Hydropower Project. ANEEL, under Ruling no. 455, dated February 3, 2009, has recommended to the Ministry of Mining and Energy the extension of the concessions, pursuant to the following terms:

Concession Contract no. 045/1999	Extension	Final Expiration

Power Plants
Governor Ney Braga (Segredo)	20 years	2029
Governor José Richa (Salto Caxias)	20 years	2030
Jordão River	20 years	2029
Cavernoso	8.5 years	2019

COPEL is appealing from ANEEL’s recommendation that the Cavernoso concession should be extended for only 8.5 years, since it believes it should be extended for 20 years as its other concessions. The Ministry of Mining and Energy is reviewing COPEL’s claim and ANEEL’s recommendation, but it has not ruled on the decision yet.

b) COPEL Distribuição S.A.

COPEL Distribuição S.A. runs the Company's power distribution and regulated sales to 1,119 locations in 392 out of the 399 municipalities in the State of Paraná, and also to the town of Porto União, in the State of Santa Catarina. Its current concession, which is set to expire on July 7, 2015, may be extended for an additional 20 years, at the discretion of the granting authority.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

c) COPEL Telecomunicações S.A.

COPEL Telecomunicações S.A. is engaged in providing communications and telecommunications services and in conducting studies, projects, and planning in the field of telecommunications, as well as any related activities, as authorized by law, for an indeterminate period of time, on a non-exclusive basis, both nationally and internationally, with a service area comprising the State of Paraná and Region II of the General Grants Plan of the National Telecommunications Agency - ANATEL, which reports to the Ministry of Communications.

d) Companhia Paranaense de Gás – Compagas

Compagas is a mixed capital company in which COPEL holds a 51% interest and whose main activity is the supply of piped natural gas, through a 499-km long distribution network set up throughout Paraná in the municipalities of Araucária, Curitiba, Campo Largo, Balsa Nova, Palmeira, Ponta Grossa, and São José dos Pinhais. Compagas supplies a total of 4,510 customers, comprising 95 industrial customers, 26 vehicular gas stations, 227 commercial customers, 4,158 households, 2 co-generation plants, one company which uses natural gas as a raw material, and the Araucária Thermoelectric Power Plant.

e) Elejor - Centrais Elétricas do Rio Jordão S.A.

ELEJOR is a special purpose company in which COPEL holds a 70% voting interest and which was set up to implement and run the Fundão – Santa Clara Power Complex, on the Jordão River, within the Iguaçu River sub-basin, in the State of Paraná, comprising the Santa Clara and Fundão Power Plants. These facilities feature 240.3 MW of installed capacity, in addition to small hydropower units embedded in the Santa Clara and Fundão dams, with 3.6 MW and 2.4 MW of installed capacity, respectively. The concession for the project was granted on October 23, 2001 for a 35-year term, which can be extended upon request by the holder and at ANEEL’s discretion.

f) COPEL Empreendimentos Ltda.

COPEL Empreendimentos Ltda. is a limited liability company wholly-owned by COPEL and set up to provide services in connection with the planning, coordination, and organization of companies involved in power generation and transmission, and with power plant management, construction, operation, and maintenance, in addition to holding interest in other companies.

g) UEG Araucária Ltda.

UEG Araucária Ltda. is a limited liability company in which COPEL holds an 80% interest and which was set up to generate and sell electric power, using natural gas as fuel. The Araucária Power Plant has an installed capacity of 484.5 MW. Its authorization to operate as an independent power producer was issued by ANEEL on December 22, 1999 for a 30-year term, which can be extended upon request by the holder and at ANEEL’s discretion.

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, leasing the Araucária Thermoelectric Power Plant in return for monthly payments, over a period of one year, extended until December 31, 2008. On March 4, 2009, the lease was renewed, for another three years, as of January 1, 2009, subject to partial or total termination if UEG Araucária successfully participates at ANEEL-sponsored power auctions.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

h) Centrais Eólicas do Paraná

Centrais Eólicas do Paraná is a limited liability company which has been controlled by COPEL (with a 100% interest) since September 6, 2007, and which has been set up to build, assemble, and operate a 2.5 MW wind power plant, in the region of Palmas, in the State of Paraná (Note 17.g).

i) Consórcio Energético Cruzeiro do Sul

Consórcio Energético Cruzeiro do Sul is an independent power producer, owned by COPEL Geração e Transmissão (51%), and by Eletrosul Centrais Elétricas S.A. (49%). On October 10, 2006, at Power auction from New Projects 004/2006, this company won the rights to the concession of the Mauá Hydroelectric Power Plant, which will feature 361 MW of installed capacity; the concession is valid for 35 years from the date of signature, which took place on July 3, 2007 (Note 17.d).

j) Dominó Holdings S.A.

Dominó Holdings S.A. is a company which owns 34.75% of the share capital of the Sanitation Company of Paraná – SANEPAR, a mixed capital company whose business comprises basic sanitation services, including water supply and sewage collection and treatment. Since January 2008, when it became the holder of 45% of Dominó Holding' share capital by acquiring the 30% interest held by Sanedo Participações Ltda., COPEL has exercised joint control of the company together with the remaining shareholders (Note 17.e).

2 Basis of Presentation

Authorization for the completion of these financial statements was granted at the Meeting of the Board of Officers held on March 16, 2009.

The financial statements featured in this report are in accordance with accounting practices adopted in Brazil (Brazilian GAAP) including the provisions of the Brazilian Corporate Law, as amended by Law no. 11,638/2007 and by Executive Act no. 449/2008, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM).

Statement of Operations - 2006:

Original account	Reclassified account	Consolidated
Current assets	Current liabilities

Recoverable taxes (a)	Taxes and social contribution	125,965

Noncurrent assets	Noncurrent liabilities
Recoverable taxes (b)	Taxes and social contribution	(12,775)

Noncurrent assets	Noncurrent assets
Deferred assets (c)	Property, plant, and equipment	3,112
Deferred assets (c)	Intangible assets	2,115
Investments (d)	Intangible assets	1,791

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

Noncurrent liabilities	Noncurrent liabilities
Deferred revenues – negative goodwill (c)	Deferred revenues	592

Deductions from operating revenues	Operating Costs
PIS/Pasep and Cofins taxes	(e) Electricity purchased for resale	(150,082)
PIS/Pasep and Cofins taxes	(e) Use of the main transmission grid	(68,383)

Equity in results of investees	Other income (expenses)
Amortization of goodwill (d)	Other revenues (expenses), net	(7,908)

Non-operating income (expenses)	Other income (expenses)
Non-operating income (expenses) (c)	Other revenues (expenses), net	(31,109)

Certain reclassifications were made to the Statements of Operations as of December 31, 2006, to allow readers to properly compare them to the current statements. The main reclassifications are shown below:

Deductions from operating revenues	Operating Costs
PIS/Pasep and Cofins taxes (e)	Electricity purchased for resale	(140,494)
PIS/Pasep and Cofins taxes (e)	Use of the main transmission grid	(67,386)

Equity in results of investees	Other operating income (expenses)
Amortization of goodwill (d)	Other revenues (expenses), net	(5,374)

Non-operating income (expenses)	Other operating income (expenses)
Non-operating revenues (expenses) (c)	Other revenues (expenses), net	(22,977)

a) Reversal of offset of taxes and social contribution between current assets and current liabilities (gross amounts);
b) Offset of taxes and social contribution between noncurrent assets and noncurrent liabilities;
c) Pursuant to Law no. 11,638/07 and Executive Act no. 449/08 (Note 4);
d) Reclassification of goodwill pursuant to Technical Pronouncement CPC 04 (Note 4);
e) Pursuant to Technical Interpretation no. 01/04 from the Institute of Independent Auditors of Brazil - Ibracon.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

3 Consolidated Financial Statements

The financial statements of subsidiaries and investees are adjusted to comply with the accounting practices adopted by COPEL (Parent Company).

COPEL has consolidated the financial statements of its wholly-owned subsidiaries and of the subsidiaries listed in Note 1.

The financial statements of COPEL Participações S.A. were consolidated up to November 30, 2008. When its net assets were transferred to the company and COPEL Geração e Transmissão.

The balance sheets and statements of operations of the companies included in the consolidation are shown in Note 38, reclassified for the purpose of ensuring consistency with the chart of accounts adopted by COPEL.

The Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the noncontrolling interest are shown separately, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

The dates of the financial statements of investees, which have been used for the calculation of equity in their results and for consolidation purposes, coincide with those of the Parent Company.

4 Changes in Accounting Policies

Law no. 11,638/07 and Executive Act no. 449/08 have changed, revoked, and introduced new provisions in the Brazilian Corporate Law, particularly in the chapter covering the disclosure and preparation of financial statements. Some of these provisions have changed, among other aspects, the criteria for recognition and valuation of assets and liabilities.

The main purpose of this new law is to update the Brazilian corporate law so as to allow the accounting practices adopted in Brazil became closer to the International Financial Reporting Standards (IFRS) and to permit new accounting rules and procedures to be issued by the Brazilian Securities and Exchange Commission (CVM), in compliance with IFRS.

In addition, supported by the legislation mentioned above, during 2008 the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis or CPC) issued several accounting pronouncements which are mandatory for the preparation of financial statements for the year ended on December 31, 2008.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

The financial statements for the years ended on December 31, 2008, 2007 and 2006 reflect, in all material aspects, the changes introduced by Law no. 11,638/07 and by Executive Act no. 449/08. In compliance with CVM Instruction no. 565/08, which approved Technical Pronouncement CPC-13 - Initial Adoption of Law no. 11,638/07 and Executive Act no. 449/08, the Company and its subsidiaries and investees have chosen to record the introduced changes retroactively. Back to January 1, 2006, as permited by NPC No 12 “Accounting Polices, changes in Accounting Estimates and Connection of Errors” (Normas e Procedimentos de Contabilidade – NPC No 12 – Práticas Contábeis, Mudanças de Estimativas Contábeis e Correção de Erros) Thus, the financial statements for the year ended on December 31, 2007 and 2006 have been reclassified to make their comparison to the 2008 statements possible, and the effects of this reclassification are described in Note 2. The Company did not identify any adjustments which could have an impact on its income and on its shareholders’ equity as of December 31, 2007 and 2006.

A summary of the assessment of the application of the new accounting provisions, conducted by COPEL's management, is shown below:

Introduced Changes	Impact on the Company
Elimination of the revaluation reserve. Any existing balances in revaluation reserves shall be maintained until their actual realization or reverted by the end of the fiscal year in which the Law came into force.	Jointly-controlled subsidiary Dominó Holdings and subsidiaries Sercomtel Telecomunicações and Sercomtel Celular have recorded revaluation reserve balances which have been excluded for purposes of equity and consolidation and to adjust the accounting practices of these subsidiaries to those of the parent company (Note 17).
Creation of a new subset of accounts for intangible items, including goodwill, for purposes of presentation as part of the balance sheet. This set of accounts shall record any rights to intangible assets assigned to the operation of the Company or exercised with this purpose, including acquired stock in trade (CPC 04).	The Company has conducted the required reclassifications (Notes 2 and 19).
Mandatory recording under property, plant, and equipment of any rights to tangible assets assigned to the operation of the Company, including those resulting from transactions which transfer to the Company the benefits, risks, and control of these assets (such as finance leases – CPC 06).	The Company’s leasing agreements are characterized as operational leases.
Modification of the criteria for amounts recorded under deferred assets/liabilities. Only pre- operational expenses and restructuring expenses which effectively contribute to the increase in the income of more than one fiscal year and which do not characterize only a cost reduction or operational efficiency gain shall be recorded in this subset (CPC 04).	The Company has reclassified the balances in its deferred assets account to its property, plant and equipment (tangible assets). and intangible asset accounts, according to the nature of each asset (Note 2).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

Requirement that the Company periodically prepares the impairment test under property, plant, and equipment, intangible assets, and deferred assets, in order to ensure that:
(i) any losses due to non-recovery of these assets are recorded as the result of a decision to discontinue the activities related to these assets or when there is evidence that the results of operations will not be sufficient to ensure the realization of these assets; and
(ii) the criteria used to determine the estimated remaining useful lives of these assets for purposes of recording their depreciation, amortization, and depletion are reviewed and adjusted (CPC 01).	The Company already adopts this practice accounting policy. Most assets comprising the property, plant, and equipment of the Company and its subsidiaries and investees are linked to the concession agreement. According to the concession agreements signed by the Company as a public service concession holder, any residual value of these assets shall be refunded to it upon expiration of the concession based on specific legislation. This fact significantly reduces the risk of any impact to the Company’s financial statements in connection with the recovery of assets (Notes 17 and 18).
Requirement that all financial instruments, including derivatives, be recorded:
(i) at market value or equivalent value, in the case of instruments assigned to trading or available for sale; and
(ii) at acquisition cost or face value, restated in compliance with legal and contractual provisions and adjusted to the likely realization value, whenever the latter is lower than the former (CPC 14).	The Company has reclassified its financial investments.
The securities classified as held-to-maturity have been valued at amortized cost (Note 35). These securities have only been acquired in 2008, so they have no impact on the 2007 financial statements.
Elimination of the Non-Operating Income (Expenses) item	Due to the elimination of the Non-Operating Income (Expenses) item set forth under Executive Act no. 449/08, COPEL now presents the amounts previously classified under that item as “other net operating revenues (expenses)” and in a note to its financial statements (Note 2).

a) Transitional Tax System (Regime Tributário Transitório or RTT)

The amounts featured in the financial statements as of December 31, 2008 take into account the adoption of the Transitional Tax System by the Company and its subsidiaries, pursuant to the option provided by Executive Act no. 449/08, whose goal is to ensure that the corporate law changes introduced by Law no. 11,638/07 and by Executive Act 449/08 are tax neutral. Permanent adoption of the Transitional Tax System will only be confirmed at the time of submission of the Company’s Income tax return form to the tax authorities.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

5 Main Accounting Practices

a) General Accounting Practices

1) Cash and cash equivalents

Cash and cash equivalents includes cash, bank deposits, and temporary short-term financial investments with immediate liquidity. Temporary short-term investments are recorded at fair value as of the date of the balance sheets (Note 6).

2) Customers and distributors

This item comprises billed power sales to final customers and to distributors, estimated power supplied but unbilled as of the date of the financial statements, and supply of natural gas, accounted for on an accrual basis (Note 7).

3) Materials and supplies (including those under property, plant, and equipment)

Materials and supplies in inventory, classified under current assets, have been recorded at their average acquisition cost, and those assigned for investments, classified under property, plant, and equipment, have been recorded at their acquisition cost (goods in bulk, such as poles and cables, are recorded according to average cost). Recorded amounts do not exceed their replacement costs or realization figures.

4) Bonds and Securities

This item comprises National Treasury bonds classified as held-to-maturity, thus recorded at amortized cost. These securities have only been acquired in 2008, so they have no impact on the 2007 financial statements (Note 35).

5) Investments

Permanent interest in subsidiaries and investees have been recorded under the equity method. Other investments have been recorded at their acquisition cost, net of provision for losses, when applicable (Note 17). Equity on subsidiaries has been eliminated upon consolidation.

6) Goodwill based on expected future profitability

Goodwill on acquisition of investments whose economic basis is future profitability has been amortized on a straight line basis over a 10-year period. As of December 31, 2008 the amount of goodwill had already been entirely amortized (Note 19).

7) Intangible assets - concessions

Intangible assets related to subsidiaries and investees that held concessions when acquired by Copel have been amortized over the respective remaining terms of each concession on a straight line basis (Note 19).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

8) Impairment test

Property, plant, and equipment and intangible assets are tested annually for impairment in order to detect evidence of unrecoverable losses or whenever significant events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. Whenever there is a loss, resulting from situations where an asset’s carrying amount exceeds its recoverable value, defined as the greater between the asset´s fair value less costs to sell and its value in use, this loss is charged to the statements of operations.

9) Loans, financing, and debentures

Loans, financing, and debentures are adjusted according to monetary and exchange rate variations up to the date of the financial statements, including interest and other contractual charges.

10) Taxes and social contributions

Operating revenues (sale of energy and Revenues services) are subject to value-added tax (Imposto sobre Circulação de Mercadorias e Serviços or ICMS) and service tax (Imposto sobre Serviços or ISS), at the applicable rates, and to the PIS (Social Integration Program), COFINS (Contribution for the Financing of Social Security), and PASEP (Program for the Formation of the Civil Servants' Fund) social contributions.

Credits resulting from the non-cumulative nature of PIS/PASEP and COFINS charges are featured as deductions from the operating costs sold in the statement of operations.

Recoverable advance payments of amounts eligible for offsetting are featured in current or noncurrent assets, according to their expected realization.

Income tax comprises corporate income tax and social contribution, which are calculated based on taxable income (adjusted income), at the applicable rates, which are: 15%, plus 10% on any amounts exceeding R$ 240 a year, for corporate income tax, and 9% for social contribution. Thus, the additions of temporarily non deductible expenses or the exclusion of temporarily non taxable revenues are adjusted in the profit for the year to calculate taxable income and generate deferred tax assets and liabilities.

Income tax and social contribution tax credits are calculated including tax loss carryforwards and temporary differences based on the rates in effect at the balance sheet date and subject to the existence of projected future generation of taxable income, discounted for present value, documented by formal budgets approved by the Board of Directors.

11) Pension and healthcare plan

The costs incurred with pension funds and other post retirement benefits and accounted on an accrual basis, based on costs and obligations computed by independent actuaries in accordance with the rules established by CVM Statement 371/2000 (Note 24).

12) Reserve for contingencies

These are recorded until the date of the financial statements based on likely estimates of losses, in light of the nature of each contingency. The bases and the nature of each reserve are described in Note 28.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

13) Other rights and obligations

All other assets and liabilities, whenever required by law or by contract, are adjusted until the date of the financial statements.

14) Use of estimates

The preparation of financial statements, in accordance with the accounting practices adopted in Brazil, requires that COPEL’s senior management make estimates and adopt assumptions that affect the reported figures of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the balance sheet, and the reported figures of revenues and expenses. Actual figures may differ from these estimates. The main estimates in the financial statements refer to the recording of the effects arising from the provision for doubtful accounts, the useful lives of property, plant, and equipment, impairment of long-lived assets, the reserve for contingencies, income tax, pension plan and post-employment benefit assumptions, unbilled energy supply to final customers, unbilled revenues and the sale and purchase of power in the Electric Energy Trading Chamber (CCEE), whose billing and settlement are subject to review by CCEE participants.

15) Calculation of income

Revenues, costs, and expenses are recognized on the accrual basis, i.e., when products are delivered and services actually rendered, regardless of when cash is received or paid.

The operating revenues are recognized when: (i) the amount of the sale is reliably measurable; (ii) the costs incurred or to be incurred in the transaction are reliably measurable; (iii) it is likely that the economic benefits will be received by the Company; and (iv) the risks and benefits have been fully transferred to the respective final customer or buyer.

16) Tax Incentives

Tax incentives are recorded at their historical cost, adjusted to their estimated realizable amount (Note 17).

17) Net income per outstanding share

Net income per outstanding share is calculated based on the number of shares outstanding at the balance sheet date (Note 29).

b) Energy Sector-Specific Regulated Accounting Practices

1) Regulatory assets and liabilities

The rate setting mechanism in Brazil guarantees the recovery of certain COPEL Distribuição’s costs in connection with the purchase of energy and with regulatory charges through annual rate increases. Following ANEEL instructions, COPEL Distribuição records variations of these costs as deferred regulatory assets and liabilities, when there is a likely expectation that future revenues, equivalent to the incurred costs, will be billed and collected, as direct result of the inclusion of such costs in an adjusted rate set according to the parametric formula established in the company’s concession agreement.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

Deferred regulatory assets and liabilities are realized upon authorization by the granting authority for their inclusion in COPEL Distribuição’s rate basis, which is adjusted annually on the anniversary date of its concession agreement.

2) Allowance for doubtful accounts

The allowance for doubtful accounts is deemed sufficient by COPEL’s senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely.

This allowance is set up based on the amounts overdue by residential customers for over 90 days, the amounts overdue by commercial customers for over 180 days, and the amounts overdue by industrial and rural customers, public agencies, public lighting, and public services for over 360 days, pursuant to the Electric Utility Accounting Manual. It comprises receivables billed until the date of the balance sheets, accounted for on an accrual basis (Note 8).

3) Property, Plant, and Equipment in service

Recorded at their acquisitoin or construction cost. Depreciation is calculated under the straight line method, based on accounting balances recorded in the respective Record Units, pursuant to DNAEE Ordinance no. 815, dated November 30, 1994, supplemented by ANEEL Resolution no. 15, dated December 24, 1997. Annual depreciation rates are set in the tables annexed to ANEEL Resolution no. 240, dated December 5, 2006, and Ministry of Communications Ordinance no. 96/1995, and are featured in Note 18.

4) Construction work in progress

Overhead expenses are allocated to property, plant, equipment and other construction in progress. The allocation of direct costs with personnel and third-party services is based on criteria permitted by Aneel. These costs are recovered through the rate-setting mechanism.

Financial charges, interest, and monetary variation on financing from third-parties in connection with property, plant, and equipment in progress are allocated to these items of property, plant, and equipment in progress during the construction period (Note 18).

5) Special obligations

In compliance with Accounting Instruction 6.3.23 of the Electric Utility Accounting Manual, special obligations related to the concession, corresponding to contributions received from federal, state, or municipal governments and from customers in general for investments on the electric energy distribution network, are recorded in a specific subgroup of the noncurrent liabilities and are presented, for Financial Statements purposes as a reduction of property, plant, and equipment. The amortization is calculated based on the same average depreciation rate of the corresponding assets (Note 18).

6) Intangible assets

Recorded at their acquisition or development cost. Amortization, when applicable, is calculated under the straight line method (Note 19).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

7) Unbilled revenues

Unbilled revenues correspond to revenues from sales of energy to final customers which have been delivered but not yet billed and to revenues from the use of the distribution grid not yet billed, both of which are calculated based on estimates covering the period from the meter reading day to the last day of the month.

8) Power purchase and sale transactions in the Spot Market (CCEE)

Power purchase and sale transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates prepared by COPEL’s senior management, when this information is not available in time (Note 34).

9) Energy Efficiency Programs (EEPs), Research and Development (R&D), National Scientific and Technological Development Fund (FNDCT), and Ministry of Mining and Energy (MME)

These are research and development and energy efficiency programs to which utilities are required by ANEEL to allocate 1% of their net operating revenues.

The funds are applied in projects approved by ANEEL and in contributions to FNDCT and to the Ministry of Mining and Energy (MME) (Note 26).

6 Cash and Cash Equivalents

		Consolidated

	2008	2007
Cash and banks	88,161	194,208
Short-term investments
Federal banks	1,720,936	1,343,378
Private banks	4,479	3,285
	1,725,415	1,346,663

	1,813,576	1,540,871

Most of the short-term investments of the Company and of its subsidiaries have been deposited in official financial institutions, comprising mostly securities with fixed rate of return based on the federal bonds, which bear an average yield of 100% of the Interbank Deposit Certificate rate (12.28% in 2008 and 11.92% in 2007). These investments are recorded at fair value and may be redeemed at any time, with no loss of any accrued earnings.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

7 Customers and Distributors

	December 31,

	2008	2007

Customers
Residential	164,189	157,698
Industrial	155,920	170,828
Commercial	93,828	93,099
Rural	18,575	18,271
Public entities	24,948	27,161
Public lighting	14,341	12,174
Public services	12,286	12,568
Unbilled	151,659	143,921
Installment receivables – current portion	91,614	96,772
Installment receivables – noncurrent	78,123	118,032
Low income customer rates	28,800	99,417
Penalties on overdue bills	9,101	13,230
State Government-"Luz Fraterna" Program	7,500	9,785
Decrease in the rate charged for use of distribution system	2,635	2,969
Gas supply	22,450	15,985
Other current receivables	14,621	18,464
Other noncurrent receivables	3,732	1,834

	894,322	1,012,208

Distributors
Electricity sales
Electricity sales to distributors - CCEE (Note 34)	9,931	7,158
Energy auction	96,074	86,914
Bilateral agreements	59,853	49,186
Generation companies current reimbursement	571	1,492
Generation companies noncurrent reimbursement	321	12,004
Contracts with small utilities	14,173	6,522
Short-term sale	126	126

	181,049	163,402

Use of main transmission grid
Power grid	16,246	16,507
Basic Network	23,338	29,335
Basic Network - noncurrent	-	7,255
Connection grid	173	112

	39,757	53,209

Accounts receivable, net	1,115,128	1,228,819

Current assets - accounts receivable, net	1,032,952	1,089,694
Noncurrent assets - accounts receivable	82,176	139,125

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

a) Low income customers rate

In September 2002, the Company started applying the low income rate to electricity bills based on the new criteria for eligibility as low income customers.

On December 17, 2002, Law no. 10,604 modified the means of compensation to distribution companies, authorizing the granting of an economic subsidy, in order to contribute to the low price of the low income rate. This subsidy is mainly funded by the dividend surplus guaranteed by Centrais Elétricas Brasileiras S.A. -Eletrobrás to the Federal Government, in connection with the sale of energy by Federal Government-owned generation companies at energy auctions, and by Global Reversal Reserve (RGR) funds.

ANEEL, through different resolutions, set forth a new methodology for the calculation of the economic subsidy to which distribution companies are entitled, in order to offset the effects of the rate policy applicable to low income customers. As of December 2008, the low income rate was applied to 716,627 customers, who account for 25.76% of the total of 2,782,404 residential customers supplied by COPEL.

The balance accounts receivable as of December 31, 2008 refers to installments which have already been approved by ANEEL and which are yet to be passed through Eletrobrás.

b) Power generator reimbursement rights – Free Energy

Power generator reimbursements rights refer to free energy amounts sold within MAE (the Spot Market) – which has become the current Electric Energy Trading Chamber (CCEE) – during the rationing program, from June 1, 2001 to February 28, 2002, and which were not covered by initial contracts or similar agreements and by bilateral contracts. To reduce part of the losses incurred by distribution and generation companies due to the rationing, ANEEL created the Extraordinary Rate Adjustment (RTE). This measure sets forth procedures for the recovery and pass through transfer to generation companies, starting in February 2003, of free energy amounts, calculated as a percentage of RTE collections.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

8 Allowance for Doubtful Accounts

After review of overdue receivables, COPEL’s management has considered the following amounts as sufficient to cover potential losses on the realization of accounts receivables:

	December 31,

	2007	Additions(*)	Write-offs	2008

Residential	16,268	(623)	(10,101)	5,544
Industrial	41,941	7,549	(8,755)	40,735
Commercial	8,454	3,913	(3,861)	8,506
Public entities	1,725	(778)	-	947
Other	14,673	(13,644)	(231)	798

	83,061	(3,583)	(22,948)	56,530

Current portion	71,592	7,640	(22,948)	56,284
Noncurrent portion	11,469	(11,223)	-	246

	December 31,

	2006	Additions(*)	Write-offs	2007

Residential	15,083	12,660	(11,475)	16,268
Industrial	39,720	8,945	(6,724)	41,941
Commercial	6,600	7,658	(5,804)	8,454
Public entities	37,722	(35,997)	-	1,725
Other	12,601	2,619	(547)	14,673

	111,726	(4,115)	(24,550)	83,061

Current portion	111,726	(15,584)	(24,550)	71,592
Noncurrent portion	-	11,469	-	11,469

	December 31,

	2005	Additions(*)	Write-offs	2006

Residential	15,254	13,946	(14,117)	15,083
Industrial	11,905	30,598	(2,783)	39,720
Commercial	28,284	(17,151)	(4,533)	6,600
Public entities	22,214	19,355	(3,847)	37,722
Other	1,416	11,713	(528)	12,601

	79,073	58,461	(25,808)	111,726

Current portion	79,073	58,461	(25,808)	111,726
Noncurrent portion	-	-	-	-

(*) Net of reversals and recoveries

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

The applied criteria, in addition to taking into account management’s experience of the historical of losses experienced, also complies with the criteria recommended by ANEEL.

9 Recoverable Rate Deficit (CRC) transferred to the Government of the State of Paraná

Under an agreement dated August 4, 1994 and amended in December 1995, the remaining balance of the Recoverable Rate Deficit Account (CRC) was negotiated with the Government of the State of Paraná to be reimbursed in 240 monthly installments, restated by the General Price Index - Internal Availability (IGP-DI) plus annual interest of 6.65% . On October 1, 1997, the outstanding balance was renegotiated for payment in the following 330 months, under the Price amortization system, with the first installment due on October 30, 1997 and the last one due on March 30, 2025. The restatement and interest provisions of the original agreement remained unchanged.

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC balance as of December 31, 2004, in the amount of R$ 1,197,404 (original amount), to be paid in 244 installments under the Price amortization system, the first one due on January 30, 2005 and the others due in subsequent and consecutive months.

The Paraná State Government has paid the renegotiated installments as determined by the forth amendment to the CRC Account Agreement. Amortizations are secured by dividends payable by the company to Paraná State Government.

Maturity of noncurrent installments:

	December 31,

	2008	2007

2009	-	43,203
2010	50,268	46,077
2011	53,611	49,141
2012	57,176	52,409
2013	60,979	55,895
2014	65,034	59,612
2015	69,359	63,576
2016	73,972	67,805
2017	78,892	72,314
2018	84,138	77,123
2019	89,734	82,252
2020	95,702	87,722
2021	102,066	93,556
After 2021	391,839	359,168

Total	1,272,770	1,209,853

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

Changes in CRC Transferred to the Government of the State of Paraná :

	Current	Noncurrent	Consolidated
Balances	portion	portion	total

As of 2006	35,205	1,158,898	1,194,103

Interest	76,062	-	76,062
Monetary variation	1,867	89,597	91,464
Transfers	38,642	(38,642)	-
Amortization	(111,267)	-	(111,267)

As of 2007	40,509	1,209,853	1,250,362

Interest	79,539	-	79,539
Monetary variation	1,286	108,764	110,050
Transfers	45,847	(45,847)	-
Amortization	(120,048)	-	(120,048)

As of 2008	47,133	1,272,770	1,319,903

10 Taxes and Social Contribution

	December 31

	2008	2007

Current assets
Deferred IRPJ and CSLL (a)	40,183	112,253
IRPJ and CSLL paid in advance (b)	189,135	146,054
VAT (ICMS) paid in advance	26,863	20,511
PIS/Pasep and Cofins taxes paid in advance	-	1,332
Other taxes paid in advance	1,158	1,414

	257,339	281,564

Noncurrent assets
Deferred IRPJ and CSLL (a)	400,141	400,592
IRPJ and CSLL paid in advance (b)	-	4,525
VAT (ICMS) paid in advance	62,468	44,535

	462,609	449,652

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

	December 31

	2008	2007

Current liabilities
Deferred IRPJ and CSLL (a)	48,630	24,664
IRPJ and CSLL payable	115,476	124,633
VAT (ICMS) payable	132,380	126,322
PIS/Pasep and Cofins taxes payable	38,353	37,627
Tax Recovery Program - Refis (c)	35,068	35,068
Income tax withheld on interest on capital	30,791	21,194
Other taxes	6,374	5,917

	407,072	375,425

Noncurrent liabilities
Deferred IRPJ and CSLL (a)	28,910	19,317
VAT (ICMS) payable	618	-

	29,528	19,317

IRPF = Corporate income tax
CSLL = Social contribution on net income

a) Deferred income tax and social contribution

The Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

Tax credits related to the pension and healthcare plans are realized according the movement of the related accrual based on the actuarial valuation conducted annually by an independent actuary, pursuant to the rules set forth in CVM Instruction no. 371/2000. Deferred taxes on all other accruals will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, without expiration period.

Tax credits have been recorded as follows:

		December 31,

	2008	2007

Current assets
Pension and healthcare plans	4,405	26,928
Tax loss carryforwards	3,073	3,176
Deferred regulatory assets - CVA	9,631	48,768
Temporary differences	23,074	33,381

	40,183	112,253

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

		December 31,

	2008	2007

Noncurrent assets
Pension and healthcare plans	144,552	138,990
Tax loss carryforwards	13,283	20,324
Temporary differences:
Reserve for contingencies	181,711	175,958
Allowance for doubtful accounts	22,959	32,287
FINAN provision	4,563	2,412
Accruals for regulatory liabilities	7,062	5,670
Accruals for effects of network charges	6,923	6,923
Amortization of goodwill	19,088	17,821
Other	-	207

	400,141	400,592

(-) Current liabilities
Deferred regulatory liabilities - CVA	34,438	19,654
Surplus power	928	1,009
Temporary differences	13,264	4,001

	48,630	24,664

(-) Noncurrent liabilities
Temporary exclusions
Deferred regulatory liabilities - CVA	17,068	7,543
Rate for the use of Distribution system (TUSD)	32	605
Other regulatory assets	3,982	3,341
Gas supply	7,828	7,828

	28,910	19,317

	362,784	468,864

The Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, discounted at present value, which indicates the realization of deferred taxes. According to the estimate of future taxable income, the realization of deferred taxes is broken down below:

	Estimated	Actual realized	Estimated
	realizable amount	amount	realizable amount

2008	92,191	103,708	-
2009	-	-	66,942
2010	-	-	25,056
2011	-	-	28,433
2012	-	-	31,389
2013	-	-	23,402
2014 to 2016	-	-	45,709
Until 2018	-	-	141,853

	92,191	103,708	362,784

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

Projected future income was evaluated by management upon the approval of the financial statements for fiscal year 2008.

b) Income tax and social contribution paid in advance

Amounts recorded as corporate income tax (IRPJ) and social contribution on net income (CSLL) paid in advance refer to corporate tax return credits and amounts withheld.

c) Tax recovery program - REFIS

In 2000, the company included in the tax recovery program (REFIS), created by law 9964, of April 10, 2000, a total debt of R$ 82,540, arising from tax obligations to the National Institute of Social Security (INSS), and settled R$ 45,766 related to interest, using credits deriving from income tax and social contributions loss carryforwards purchased from third parties. Considering that the Federal Revenue Secretary (SRF) has not yet completed the analysis of this transfer of tax credits, the company set up the provision in September 2003. As of December 31, 2008 and 2007 the provision recorded totaled R$ 35,068.

d) Reconciliation of the provision for income tax and social contribution

The reconciliation of the income taxes, calculated at the current rates, with the amounts shown in the statement of operations is as follows:

			December 31,

	2008	2007	2006

Income before Income tax and Social
Contribution	1,554,959	1,598,015	1,814,246

Income tax and Social Contribution at Statutory
income tax rates	(528,686)	(543,325)	(616,844)

Tax effects on:
Interest on capital	77,520	68,000	41,820
Dividends	2,882	3,088	1,140
Equity in investees	1,305	(595)	(10,075)
Surplus private pension plan contribution	-	-	(2,066)
Adjustments from previous years in connection
with the pension and healthcare plans	-	-	9,937
FINAM - (losses) and gains	(5,976)	3,197	-
Present value adjustment - Compagas	(819)	(736)	2,527
Non-deductible expenses	(1,627)	-	-
Reversal of regulatory assets	-	-	6,922
Tax incentives	4,699	4,735	7,407
Other	(7,444)	5,321	1,554

Current IRPJ and CSLL	(352,064)	(536,168)	(499,727)

Deferred IRPJ and CSLL	(106,082)	75,853	(57,951)

IRPJ = Corporate income tax
CSLL = Social contribution on net income

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

11 Deferred Regulatory Assets and Liabilities - CVA

The manageable by the distribution company account deferred regulatory assets and liabilities (CVA) records variations of the following cost items, not manageable by the distribution company as approved at the Annual tariff adjustment by ANEEL and relates to amounts disbursed by companies during the year: Electricity purchased for resale (Bilateral Contracts, Itaipu, and Auctions), Transmission of electricity purchased (Transmission of Electricity from Itaipu and Basic Network Charges), and Regulatory Charges or use of Charges – Fuel Consumption Account (CCC) quota; Energy Development Account (CDE) quota; System Services (ESS); and Program of Incentives for Alternative Energy Sources (Proinfa) quotas.

ANEEL has ordered COPEL Distribuição to apply, as of June 24, 2008, an average provisional reduction of 3.35% to its rates for sales to final customers, pursuant to Resolution no. 663, dated June 23, 2008. Out of this percentage, - 7.17% correspond to the annual rate review, and 3.82% to financial components outside the range of the annual rate review. CVA is part of the latter group, amounting to R$ 74,441, and is made up of two components: CVA being processed for 2007-2008 tariff, in the amount of R$ 50,103, and CVA balance from the previous year to be offset, in the amount of R$ 24,338.

COPEL expects that the amounts classified as noncurrent assets will be recovered in up to two years.

The balance of the Deferred Regulatory Assets and Liabilities - CVA is detailed below:

				December 31,

	2008	2007	2008	2007

Assets	Current assets		Noncurrent assets

Recoverable CVA variations, 2007 tariff
adjustment review
Fuel Consumption Account – CCC	-	1,869	-	-
Electricity purchased for resale (Itaipu)	-	22,289	-	-
Charges on use of system services – ESS	-	7,082	-	-
Energy Development Account – CDE	-	6,125	-	-
Incentives to Alternative Energy Sources – Proinfa	-	4,560	-	-
Transmission of electricity purchased from Itaipu	-	211	-	-

	-	42,136	-	-

Recoverable CVA variations, 2008 tariff
adjustment review
Fuel Consumption Account – CCC	17,966	5,659	-	5,659
Use of transmission installations (Basic Network)	15,908	4,074	-	4,074
Electricity purchased for resale (Itaipu)	11,611	12,309	-	12,309
Charges on use of system services - ESS	9,133	372	-	372
Energy Development Account - CDE	169	1,922	-	1,922
Incentives to Alternative Energy Sources - Proinfa	2,817	1,105	-	1,105
Transmission of electricity purchased from Itaipu	-	37	-	37

	57,604	25,478	-	25,478

Recoverable CVA variations, 2009 tariff
adjustment review

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

				December 31,

	2008	2007	2008	2007

Assets	Current assets		Noncurrent assets

Fuel Consumption Account - CCC	8,512	-	8,512	-
Use of transmission installations (Basic Network)	12,412	-	12,412	-
Electricity purchased for resale (Itaipu)	16,588	-	16,588	-
Charges on use of system services - ESS	13,121	-	13,121	-
Energy Development Account - CDE	204	-	204	-
Electricity purchased for resale (CVA Energy)	1,881	-	1,881	-
Transmission of electricity purchased from Itaipu	776	-	776	-

	53,494	-	53,494	-

Total	111,098	67,614	53,494	25,478

				December 31,

	2008	2007	2008	2007

Liabilities	Current liabilities		Noncurrent liabilities

CVA variations subject to offsetting, 2007 tariff
adjustment review
Fuel Consumption Account - CCC	-	34,146	-	-
Use of transmission installations (Basic Network)	-	31,803	-	-
Electricity purchased for resale (CVA Energy)	-	54,155	-	-
Transmission of electricity purchased from Itaipu	-	1,002	-	-

	-	121,106	-	-

CVA variations subject to offsetting, 2008 tariff
adjustment review
Fuel Consumption Account – CCC	-	855	-	855
Use of transmission installations (Basic Network)	-	1,186	-	1,186
Charges on use of system services – ESS	-	3,722	-	3,722
Electricity purchased for resale (CVA Energy)	25,727	16,511	-	16,511
Transmission of electricity purchased from Itaipu	227	56	-	56

	25,954	22,330	-	22,330

CVA variations subject to offsetting, 2009 tariff
adjustment review
Incentives to Alternative Energy Sources (Proinfa)	2,373	-	2,373	-

	2,373	-	2,373	-

Total	28,327	143,436	2,373	22,330

The changes in the balances of deferred regulatory assets and liabilities - CVA restated by the SELIC interest rate are shown on the following table:

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

				Monetary
	2007	Deferral	Amortization	Variation	Transfers	2008

Assets
Fuel Consumption Account - CCC	13,187	39,939	(20,258)	2,122	-	34,990
Use of transmission installations (Basic Network)	8,148	46,740	(16,614)	2,458	-	40,732
Electricity purchased for resale (Itaipu)	46,907	30,768	(35,697)	2,809	-	44,787
Charges on use of system services - ESS	7,826	41,988	(17,310)	2,871	-	35,375
Energy Development Account - CDE	9,969	(3,282)	(6,710)	600	-	577
Incentives to Alternative Energy Sources -
Proinfa	6,770	3,165	(7,851)	733	-	2,817
Electricity purchased for resale (CVA Energy)	-	4,090	-	(328)	-	3,762
Transmission of electricity purchased from Itaipu	285	1,443	(211)	35	-	1,552

	93,092	164,851	(104,651)	11,300	-	164,592

Current	67,614	77,532	(104,651)	8,089	62,514	111,098
Noncurrent	25,478	87,319	-	3,211	(62,514)	53,494

				Monetary
	2007	Deferral	Amortization	Variation	Transfers	2008

Liabilities
Fuel Consumption Account - CCC	35,856	(1,710)	(36,119)	1,973	-	-
Use of transmission installations (Basic Network)	34,175	(2,372)	(32,579)	776	-	-
Charges on use of system services - ESS	7,444	(7,194)	-	(250)	-	-
Incentives to Alternative Energy Sources -
Proinfa	-	4,712	-	34	-	4,746
Electricity purchased for resale (CVA Energy)	87,177	15,153	(83,054)	6,451	-	25,727
Transmission of electricity purchased from Itaipu	1,114	258	(1,320)	175	-	227

	165,766	8,847	(153,072)	9,159	-	30,700

Current	143,436	562	(153,072)	8,690	28,711	28,327
Noncurrent	22,330	8,285	-	469	(28,711)	2,373

12 Other Regulatory Assets and Liabilities Consolidated balances are shown below:

	Assets December 31, 2008			Liabilities December 31, 2008

		Non			Non
	Current	current	Total	Current	current	Total

COPEL Distribuição S.A.

Basic Network Review Adjustment (a)	11,458	6,088	17,546	14,511	7,255	21,766
Contracted Energy Shortfall - CIEN contract (b)	20,053	4,997	25,050
Other	-	-	-	2	2	4

	31,511	11,085	42,596	14,513	7,257	21,770
COPEL Geração e Transmissão S.A.

Basic Network review adjustment	-	-	-	11,679	-	11,679

	31,511	11,085	42,596	26,192	7,257	33,449

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

	Assets December 31, 2007			Liabilities December 31, 2007

		Non			Non
	Current	current	total	Current	current	total

Copel Distribuição
Basic Network Review Adjustment (a)	17,186	5,729	22,915	21,765	7,255	29,020

	17,186	5,729	22,915	21,765	7,255	29,020

Copel Geração e Transmissão
Basic Network Review Adjustment (a)	-	-	-	24,711	11,680	36,391

	17,186	5,729	22,915	46,476	18,935	65,411

a) Basic Network Charge Adjustment

The concession agreements signed by the transmission companies contain a clause which sets the date of July 1, 2005 as the date of the first periodic review of annual allowed revenues. The rate review was concluded and its results were approved on July 1, 2007, applicable retroactively to July 1, 2005. Thus, it became necessary to calculate the retroactive discrepancy for the period from 2005 to 2007, which has been treated as a “review adjustment share”.

This balance, which has been accrued by transmission companies, has been offset over 24 months, starting July 2007.

ANEEL has calculated the discrepancy corresponding to the “connection point review adjustments” for all distribution companies, resulting in a balance of R$ 22,915 to be paid by COPEL Distribuição to COPEL Transmissão. As far as the “basic network review adjustments", the application of COPEL Distribuição's participation percentage to the total adjustment installments resulted in the amount of R$ 29,020 to be collected from the remaining transmission companies which underwent the rate review process.

These amounts which are being financially settled with the transmission companies, R$ 10,739, which correspond to the “connection point review adjustments”, and R$ 14,511, which correspond to the “basic network review adjustments”, have been taken into account in COPEL Distribuição’s June 2008 tariff adjustment review, and the remainder will be taken into account in the June 2009 tariff adjustment review. The Company expects that the amounts classified as noncurrent will be recovered within two years.

b) Contracted Energy Shortfall – CIEN Contract

The amount of R$ 30,112 refers to an advance for the payment of COPEL's uncontracted electricity demand, which had to be acquired through spot market transactions from January through April 2008, due to the termination of the agreement with Companhia de Interconexão Energética – CIEN, authorized under MME Ordinance no. 294/2006. This amount was tentatively taken into account in COPEL Distribuição’s June 2008 tariff adjustment review. Of this amount, R$ 15,056 were amortized as of December 2008, and R$ 15,056 shall be amortized over the following six months. The difference resulting from the review of the advanced amounts total R$ 9,994, which shall be included in the 2009 tariff adjustment review.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

13 Collaterals and Escrow Accounts

	December 31

	2008	2007

Current assets
Escrow deposits	150,794	145,161
	150,794	145,161
Noncurrent assets
Collateral under STN agreement (Note 20.b)	37,868	22,423
	37,868	22,423

There is an amount of R$ 19,730 deposited in Unibanco S.A., adjusted as of December 31, 2008, yielding 100.5% of the variation of the DI rate (R$ 9,272 as of 2007, yielding 98.5% of the variation of the DI rate), in an escrow account to guarantee a debt with BNDESPAR, in connection with the issuance by ELEJOR debentures.

There are R$ 54,403 (adjusted as of December 31, 2008) deposited in Banco do Brasil, yielding 100% of the variation of the DI rate, in an escrow account to guarantee to ANEEL the construction of the Mauá Power Plant by COPEL Geração e Transmissão.

The remaining deposits meet the requirements of the Spot Market (CCEE) and are related to the operations conducted at power auctions, CCEE settlements, and ANEEL auctions.

14 Other Receivables

	December 31

	2008	2007

Current assets
Advance payments	9,305	8,686
Advance payments to employees	8,264	7,999
Lease of the Araucária Power Plant	7,474	14,223
Advance payments to suppliers	5,187	18,077
Decommissioning in progress	4,795	1,962
Installment plan for Onda Provedor de Serviços	4,348	4,348
Recoverable salaries of transferred employees	3,819	3,751
Sale of property and rights	1,872	1,267
Compulsory loans	1,806	837
Services to third-parties	1,347	1,437
Use of the Araucária P.P. transmission system	-	5,327
Allowance for doubtful accounts	(9,531)	(9,443)
Other receivables	4,172	4,289

	42,858	62,760
Noncurrent
Sale of property and rights	4,788	4,203
Compulsory loans	3,561	4,185
Advance payments to suppliers	2,435	-
Advance payments	57	62
Other receivables	1,373	-

	12,214	8,450

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

The allowance for doubtful accounts refers to the balance of installments owed by Onda Provedor de Serviços, whose collection is unlikely, and to an amount mostly comprising wages of loaned employees with doubtful collection.

15 Judicial Deposits

The balances of judicial deposits under noncurrent receivables are shown below:

	Total	Deduction of
	judicial deposits	contingencies	Noncurrent assets

			2008	2007

Labor claims	83,982	(25,345)	58,637	56,656

Civil
Easements	10,660	-	10,660	10,515
Civil claims	21,620	(6,774)	14,846	15,269
Customers tariff litigation	2,729	(894)	1,835	2,508

	35,009	(7,668)	27,341	28,292

Tax claims
Other taxes	53,675	(27,004)	26,671	35,611

	53,675	(27,004)	26,671	35,611

Other	848	-	848	563

	173,514	(60,017)	113,497	121,122

Escrow deposits have been classified under Reserve for Contingencies and are detailed in Note 28.

16 Dividends Receivable

	December 31,

	2008	2007

Investees
Dominó Holdings	-	2,159
Foz do Chopim Energética	-	608
Sanepar	5,247	-

Current assets - Dividends receivable	5,247	2,767

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

17 Investments a) Main information about COPEL’s investees

	Number of shares or quotas held by COPEL			Total	Paid in		Net

				ownership	share	Shareholders'	income
	Common	Preferred	Quotas	%	capital	Equity (2)	(losses) (2)

Investees							2008
Sanepar	51,797,823	12,949,456	-	34.75	374,268	810,201	66,648
Sercomtel - Telecom.	9,018,088	4,661,913	-	45.00	246,896	147,968	7,723
Foz do Chopim	-	-	8,227,542	35.77	23,000	46,180	25,060
Dona Francisca	153,381,798	-	-	23.03	666,000	44,865	19,111
Sercomtel Celular	9,018,029	4,661,972	-	45.00	36,540	-	(7,275)
Dois Saltos Empreend.	-	-	300,000	30.00	1,000	1,000	-
Copel Amec	-	-	48,000	48.00	100	310	18
Carbocampel	127,400	-	-	49.00	260	(140)	(25)
Escoelectric Ltda.	-	-	3,220,000	40.00	6,532	(2,359)	816
Dominó Holdings (1)	113,367,832	-	-	45.00	251,929	637,212	45,877

(1) Joint control as from January 2008
(2) Shareholders' equity and net income have been adjusted to COPEL's accounting practices

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

b) Changes to the investments in investees

	Balance			Proposed	Inclusion of			Balance
	as of	Equity	Investments,	dividends	Dominó in			as of
	2007	pick-up	APFCI	and IOE*	consolidation	Other		2008

Investees
Dominó Holdings (e)	90,155	-	-	-	(90,155)	-		-
Sercomtel Telecom.	82,153	4,371	-	(1,638)	-	-		84,886
Sercomtel Telecom. - Impairment (g)	-	(18,301)	-	-	-	-		(18,301)
Foz do Chopim	16,353	8,966	-	(8,478)	-	(322)	(1)	16,519
Dona Francisca	5,931	4,401	-	-	-	-		10,332
Dois Saltos Empreend.	-	-	-	-	-	300	(2)	300
Copel Amec	140	9	-	-	-	-		149
Escoelectric	(1,390)	363	-	-	-	-		(1,027)
Escoelectric - APFCI**	1,025	-	-	-	-	-		1,025
Carbocampel	(56)	(13)	-	-	-	-		(69)
Carbocampel - APFCI**	1,059	-	-	-	-	-		1,059
Sercomtel Celular	8,759	(2,564)	-	-	-	-		6,195
Sercomtel Celular - Impairment (g)	-	(6,195)	-	-	-	-		(6,195)
Braspower – APFCI**	176	-	20	-	-	(196)	(3)
Sanepar	-	23,158	-	(6,173)	264,539	-		281,524

	204,305	14,195	20	(16,289)	174,384	(218)		376,397

Other investments
Amazon Investment Fund (FINAM) (c)	30,012	-	-	-	-	-		30,012
FINAM - Nova Holanda (c)	14,868	-	-	-	-	-		14,868
Northeastern Investment Fund (FINOR) (c)	9,870	-	-	-	-	-		9,870
FINAM - Investco (c)	7,903	-	-	-	-	-		7,903
Other tax incentives	2,315	362	-	(362)	-	-		2,315
Provision for losses - Finam/Finor (c)	(26,801)	-	-	-	-	(9,034)	(4)	(35,835)
Provisão for losses - Nova Holanda (c)	-	-	-	-	-	(14,868)	(4)	(14,868)
Consórcio Energ. Cruzeiro do Sul (d)	6,450	-	50,067	-	-	-		56,517
Assets for future use	4,588	-	120	-	-	(887)		3,821
Other investments	1,508	(239)	247	239	-	(300)	(2)	1,455

	50,713	123	50,434	(123)	-	(25,089)		76,058

	255,018	14,318	50,454	(16,412)	174,384	(25,307)		452,455

*	Interest on Equity
**	Advance per Future Capital Increase

(1)	Dividends from the previous year.
(2)	Balance transferred from other investments to investees.
(3)	Interest sold in October 2008.
(4)	Constitution/addition to provision

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

	Balance		Investments	Proposed					Balance
	as of	Equity	and	dividends					as of
	2006	pick-up	APFCI	and IOE*	Reversal	Write-off	Other		2007

Investees
Dominó Holdings (e)	91,522	808	-	(2,175)	-	-	-		90,155
Sercomtel Telecomunicações	83,463	(1,310)	-	-	-	-	-		82,153
Foz do Chopim	16,362	9,077	-	(8,370)	-	-	(716)	(1)	16,353
Sercomtel Celular	12,369	(3,610)	-	-	-	-	-		8,759
Dona Francisca Energética	2,023	3,908	-	-	-	-	-		5,931
Centrais Eólicas do Paraná	1,050	122	-	-	-	-	(1,172)	(2)	-
Copel Amec	467	23	(350)	-	-	-	-		140
Carbocampel	232	(288)	-	-	-	-	-		(56)
Carbocampel - APFCI**	199	-	860	-	-	-	-		1,059
Escoelectric	-	(3,304)	1,914	-	-	-	-		(1,390)
Escoelectric - APFCI**	2,500	-	(1,475)	-	-	-	-		1,025
Braspower - APFCI**	176	-	-	-	-	-	-		176

	210,363	5,426	949	(10,545)	-	-	(1,888)		204,305
Other investments
Amazon Investment Fund (FINAM) (c)	24,706	-	5,306	-	-	-	-		30,012
FINAM - Nova Holanda (c)	7,761	-	7,107	-	-	-	-		14,868
Northeastern Investment Fund
(FINOR) (c)	9,870	-	-	-	-	-	-		9,870
FINAM - Investco (c)	7,903	-	-	-	-	-	-		7,903
Other tax incentives	2,315	714	-	(714)	-	-	-		2,315
Provision for losses - Finam/Finor (c)	(47,900)	-	-	-	12,789	-	8,310		(26,801)
Consórcio Energ. Cruzeiro do Sul (d)	-	-	6,450	-	-	-	-		6,450
Assets for future use	6,825	-	-	-	-	(2,237)	-		4,588
Other investments	1,511	-	-	-	-	(3)	-		1,508
Other	-	3,369	-	-	-	-	(3,369)	(3)	-

	12,991	4,083	18,863	(714)	12,789	(2,240)	4,941		50,713

	223,354	9,509	19,812	(11,259)	12,789	(2,240)	3,053		255,018

*	Interest on Equity
**	Advance per Future Capital Increase

(1)	Dividends from the previous year.
(2)	Inclusion from the previous year.
(3)	Complementary equity in results of investees Compagas and Elejor from previous year.

c) Tax Incentives

In 2007, COPEL conducted reclassifications of the amounts applied to the Amazon Investment Fund (FINAM). The effects of these reclassifications on shareholders’ equity amounted to R$ 21,047, of which R$ 4,510 were related to the Nova Holanda S.A. project, R$ 7,903 to the Investco S.A. project, and R$ 8,310 were a reduction to the provision for devaluation of tax incentives, and R$ 324 were accrued income tax. COPEL also reversed a provision for the devaluation of FINAM and of the Northeast Investment Fund (FINOR), in the amount of R$ 12,789.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

In 2008, COPEL recalculated the market value of its investments in FINAM and FINOR, based on their average prices on the São Paulo Stock Exchange (BOVESPA). Based on the FINAM prices on December 29, 2008, and on the FINOR prices on December 22, 2008, the Company recorded an additional provision for the devaluation of these investments in the amount of R$ 9,034, thus increasing the total balance to R$ 35,835. As for the Nova Holanda investment, COPEL recorded in 2008 a provision for its devaluation in the amount of R$ 14,868, due to the successive losses Nova Holanda has suffered over the years. The total effect of these provisions on the 2008 statement of operation was R$ 23,902.

d) Consórcio Energético Cruzeiro do Sul (1)

Consórcio Energético Cruzeiro do Sul, an independent power producer (IPP) owned by COPEL Geração e Transmissão (with a 51% interest) and by Eletrosul Centrais Elétricas S.A. (49%), won, on October 10, 2006, at the ANEEL Auction of Power from New Projects 004/2006, the rights to the 35-year concession of the Mauá Hydroelectric Power Plant.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main power plant rated 350 MW and an additional small hydropower unit rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately 900 thousand people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná. The plant’s reservoir will have a perimeter of 80 km and a surface of 83.8 km2. The dam will have a length of 745 m and a maximum height of 85 m and will be built with roller-compacted concrete and a clay-filled embankment. The dam’s total solid volume will be around 580,000 m3.

Total estimated expenditures amount to approximately R$ 1,000,000 as of October 2006, of which 51% (R$ 510,000) will be invested by COPEL Geração e Transmissão, while the remaining 49% (R$ 490,000) will be invested by Eletrosul.

In November 2007, the National Monetary Council (CMN) authorized an exception to Central Bank Resolution no. 2,827/2001, which limited credit to state-owned companies, in order to allow COPEL to obtain financing from the National Economic and Social Development Bank (BNDES), in the amount of approximately R$ 383,000, for the Company’s share of construction expenditures in connection with the Mauá Hydroelectric Power Plant.

The electricity/energy from the Mauá Power Plant was sold at an ANEEL auction at the final rate of R$ 112.96/MWh, adjusted according to the IPCA inflation index starting on November 1, 2006. The company sold 192 average MW, with supply starting in January 2011. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization, and the maximum reference rate set in the auction notice was R$ 116.00/MWh.

Expenditures in this project are recorded as investments, proportionally to COPEL’s share in the consortium, pursuant to the Accounting Manual for Electric Energy Utilities.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

Work began in May 2007 with the procurement of the basic project and the beginning of the executive project for the facility and its associated transmission system, the preparation of technical specifications, calculation records, designs, and other documents regarding the different structures within the facility, additional geological surveys, and topography services. The basic project has been concluded and approved by ANEEL. The project’s Environmental Impact Study and Environmental Impact Report have been disclosed at a public hearing and approved by the licensing authority, resulting in the issue of Installation License no. 6,496/2008. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008, and commercial generation is scheduled for 2011.

Currently, the construction site is being set up, with area cleanup, terrain leveling, landfill compaction, and construction of industrial and administrative facilities and personnel lodging. Superficial excavation has also been started for the construction of diversion tunnels for the Tibagi River at the dam’s construction site.

Total expeditures already owed to suppliers of equipment and services amounted to R$ 754,000 as of December 31, 2008 (51% owed by COPEL and 49% owed by Eletrosul).

(1) Technical information unaudited by the independent auditors.

e) Dominó Holdings

On January 14, 2008, COPEL became the holder of 45% of the share capital of Dominó Holdings S.A., by acquiring a 30% interest held by Sanedo Participações Ltda. for R$ 110,226, with negative goodwill of R$ 74,402, based on the expected future profitability of the company. Upon consolidation of the balance sheets, this negative goodwill was reclassified to Deferred Revenues, under Noncurrent Liabilities.

With this acquisition, COPEL acquired joint control of the company in along with the remaining shareholders. Dominó Holdings has been consolidated into COPEL’s balance sheets proportionally to the Company’s interest.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

The main items of assets, liabilities, and the statement of operations of Dominó Holdings, as well as the corresponding consolidated shares, are shown below:

Dominó Holdings S.A.	Full amounts	Revaluation reserve (1)	Adjusted balance	Balances as of 2008 COPEL's ownership (45%)

ASSETS	697,081	(47,359)	649,722	292,375
Current assets	15,998	-	15,998	7,199
Noncurrent assets	681,083	(47,359)	633,724	285,176

LIABILITIES	697,081	(47,359)	649,722	292,375
Current liabilities	12,503	-	12,503	5,626
Noncurrent liabilities	7	-	7	4
Shareholders' equity	684,571	(47,359)	637,212	286,745

STATEMENT OF OPERATIONS
General and administrative expenses	(3,153)	-	(3,153)	(1,419)
Interest income (expenses)	(798)	-	(798)	(359)
Equity in results of investees	47,543	2,298	49,841	22,428
Provision for income tax and social
Contribution	(13)	-	(13)	(6)

Net income for the year	43,579	2,298	45,877	20,644

Statement of Cash Flow

Cash Flow used in operating activities	(3,503)	-	(3,503)	(1,576)
Cash Flow provided by investing activities	14,908	-	14,908	6,709
Cash Flow used in financing activities	(12,455)	-	(12,455)	(5,605)

(1) Balances have been adjusted due to accounting practices not adopted by the Parent Company

f) Centrais Eólicas do Paraná

The Company held a 30% interest in Centrais Eólicas do Paraná (Ceopar). On September 6, 2007, COPEL acquired, through COPEL Geração e Transmissão, the remaining 70% interest held by Wobben Windpower Indústria e Comércio Ltda., thus becoming the holder of 100% of the share capital of Ceopar. This transaction resulted in a negative goodwill of R$ 592, which was reclassified upon consolidation to Deferred Revenues, under Noncurrent Liabilities.

g) Impairment tests

The conclusion of impairment tests on COPEL’s assets, based, when applicable, on the same assumptions mentioned in the Property, Plant, and Equipment note (Note 18.f), indicated, that a portion of the assets in Sercomtel Telecomunicações S/A (R$ 18,301) and Sercomtel Celular S/A (R$ 6,195) recorded as book value were overvalued in relation of their recoverable amounts, thus requiring the recording of provision for impairment due to impossibility of recovering these amounts through future profits by these companies.

No impairment was identified for the remaining investment assets of the Company.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

18 Property, Plant and Equipment, net

	December 31

	2008			2007

	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

In service
Copel Geração e
Transmissão	5,250,080	(2,070,575)	3,179,505	5,171,655	(1,937,690)	3,233,965
Copel Distribuição	4,816,165	(2,288,653)	2,527,512	4,462,250	(2,116,451)	2,345,799
Copel Telecomunicações	358,300	(206,587)	151,713	326,892	(179,894)	146,998
Copel Participações	-	-	-	341	(237)	104
Compagas	159,486	(42,324)	117,162	145,149	(33,811)	111,338
Elejor	606,737	(46,689)	560,048	605,480	(30,333)	575,147
UEG Araucaria	641,682	(107,978)	533,704	634,288	(76,315)	557,973
Centrais Eólicas do Paraná	4,129	(2,424)	1,705	4,129	(2,215)	1,914
Dominó Holdings	1	-	1	-	-	-

	11,836,580	(4,765,230)	7,071,350	11,350,184	(4,376,946)	6,973,238

In progress
Copel Geração e Transmissão	294,204	-	294,204	272,364	-	272,364
Copel Distribuição	470,643	-	470,643	377,070	-	377,070
Copel Telecomunicações	29,874	-	29,874	39,177	-	39,177
Compagas	33,671	-	33,671	22,463	-	22,463
Elejor	8,292	-	8,292	8,371	-	8,371
UEG Araucária	881	-	881	-	-	-

	837,565	-	837,565	719,445	-	719,445

	12,674,145	(4,765,230)	7,908,915	12,069,629	(4,376,946)	7,692,683

Special obligations
Generation and Transmission	(187)	-	(187)	(4,925)	-	(4,925)
Distribution	(936,678)	20,108	(916,570)	(852,267)	-	(852,267)

	(936,865)	20,108	(916,757)	(857,192)	-	(857,192)

Property, plant and
equipment	11,737,280	(4,745,122)	6,992,158	11,212,437	(4,376,946)	6,835,491

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation, transmission, distribution, and sale of energy are related to these services and cannot be retired, sold, or pledged in guarantee without the prior written approved of the ANEEL. ANEEL Resolution no. 20/1999 establishes the procedures for assets to be retired or sold and determines that the proceeds from the sales of assets which are no longer useful to the concessions should be deposited in a restricted bank account to be invested in the concession.

Financial charges and interest on loans from third-parties for investments in construction in progress have been recorded through transfers to Property, Plant, and Equipment in Progress, for a total of R$ 1,470 in 2008 and 7,176 in 2006. For 2007 no charges and interest on loans from third-parites were transfered to Property, Plant, and Equipment in Progress (Note 20).

a) Property, plant, and equipment in service by nature of asset

	Cost	Accumulated Depreciation	Consolidated net value	Cost	Accumulated Depreciation	Consolidated net value

	2008			2007

Machinery and equipment	7,874,370	(3,258,316)	4,616,054	7,416,653	(2,969,262)	4,447,391
Reservoirs, dams, and
water mains	2,869,541	(1,069,984)	1,799,557	2,865,020	(1,006,005)	1,859,015
Buildings	710,019	(320,950)	389,069	693,230	(300,756)	392,474
Land	121,357	-	121,357	118,812	-	118,812
Gas pipelines	115,738	(27,504)	88,234	113,273	(22,786)	90,487
Vehicles	127,128	(77,327)	49,801	124,168	(67,161)	57,007
Furniture and implements	18,427	(11,149)	7,278	19,028	(10,976)	8,052

	11,836,580	(4,765,230)	7,071,350	11,350,184	(4,376,946)	6,973,238

The fully depreciated amount of property, plant, and equipment in service was R$ 695,508 as of December 31, 2008, and R$ 616,203 as of December 31, 2007.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

b) Special obligations

These are obligations related to the Electric Energy Public Service Concession and represent funds provided by the Federal Government and customers, as well as certain unconditional donations and grants for investments in the electric energy public service in the distribution activity. The special obligations are established by the regulatory authorities for transmission and distribution concessions, and, by the end of the concession, the amount of special obligations would be offset against the net book value of related assets.

In accordance with ANEEL Resolution number 234, dated October 31, 2006, which establishes the principles for the Second Cycle of Periodic tariff Review of Electric Energy Public Service Distribution Concessions, the criteria above was changed. Starting in July 2008, for Copel Distribuição, the special obligations are amortized, using the depreciation rates applied for depreciation of the related Property, plant and equipment.

By the end of the concession, for reimbursement purposes of the assets related to concessions, the remaining balance of unamortized special obligations will be deducted from the residual book value of the related assets. Both amounts will be adjusted on revaluated according to criteria to be established by ANEEL.

The change in the characteristics of special obligations results from the new tariff-setting mechanism introduced by this new Regulatory Resolution, which establishes that the depreciation of assets acquired with funds from Special Obligations will no longer be included in the Portion B component of the companies’ revenues (tariff mechanism).

c) Electric Energy Universalization Plans (1)

ANEEL set forth the overall conditions for the development of Electric Energy Universalization Plans aimed at supplying new customers or increasing the capacity of supply to existing customers, set the duties of the holders of electric energy distribution concessions and permits, and made changes which include a reorganization of the priority of service to municipalities, emphasizing municipalities with a lower rate of electrification and lower Human Development Index ratings, and limiting service to new customers connected at low voltage (lower than 2.3 kV), with loads of up to 50 kW.

This program is coordinated by the Ministry of Mining and Energy and carried out with the participation of Centrais Elétricas Brasileiras S.A. - Eletrobrás. In the State of Paraná, the Ministry is represented by Eletrosul, and the participants are the State Government and COPEL. Furthermore, the program is integrated with several social and rural development programs implemented by the Federal Government and by State Governments, to ensure that the rural electrification efforts result in increased agricultural output, in increased income and in social inclusion, providing better standards of living to the rural communities.

Originally scheduled to achieve 100% electrification throughout Brazil by 2008, the program has been extended until 2010 under Decree no. 6,442/2008, due to new customer demand throughout virtually all Brazilian states.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

In 2008, the program connected 12,000 new customers, adding up to a little over 40,000 customers since its inception, 4,000 customers above the original estimated demand. An advertising and reregistration campaign launched in the first quarter of 2008 revealed the existence of a remaining demand of around 34,000 connections, of which 20,000 are scheduled to be completed in 2009 and 14,000 in 2010.

COPEL signed with Eletrobrás three financing and subsidy agreements, as follows: Agreement 002/2004, in the amount of R$ 30,240, of which R$ 17,280 are from RGR (Global Reversal Reserve) funds and R$ 12,960 are from CDE (Energy Development Account) funds; Agreement 142/2006, in the amount of R$ 74,340, of which R$ 42,480 are from RGR funds and R$ 31,860 are from CDE funds; and Agreement 206/2007, in the amount of R$ 126,431, of which R$ 108,369 are from RGR funds and R$ 18,062 are from CDE funds. All funds under contract 002/2004 have already been received, R$ 52,038 have been received under contract 142/2006, and R$ 37,929 have been received under contract 206/2007.

The total estimated investments under the contracts for the program are detailed below:

Source	R$	Share (GWh)

Federal Government - CDE subsidy	62,882	19%
Paraná State Government	33,002	10%
RGR Financing	168,129	51%
Contractor – COPEL	66,007	20%

Program total	330,020	100%

(1) Unaudited by the independent auditors

d) Depreciation rates

The main depreciation rates, pursuant to ANEEL Resolution no. 240, dated December 5, 2006, and to Ministry of Communications Ordinance no. 96/1995 are:

%

Generation
General equipment	10.00
Generators	3.30
Reservoirs, dams, and water mains	2.00
Hydraulic turbines	2.50
Gas and steam turbines	5.00
Water cooling and treatment facilities	5.00
Gas conditioning equipment	5.00
Transmission
System structure and conductors < 69 kV	5.00
System structure and conductors => 69 kV and power transformers	2.50
General equipment	10.00
Reconnectors	4.30
Distribution
System structure and conductors => 69 kV	2.50
System structure and conductors < 69 kV and distribution transformers	5.00

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

%

Capacitor boards < 69 kV	6.70
Capacitor boards => 69 kV	5.00
General equipment	10.00
Central administration
Buildings	4.00
Office machinery and equipment	10.00
Furniture and implements	10.00
Vehicles	20.00
Telecommunications
Energy and transmission equipment (telecommunications)	10.00
Overhead and underground cabling, wiring, and private switching center	10.00
Natural gas supply
Gas pipelines	3.30
Gas pipeline operating equipment	10.00

e) Changes in property, plant, and equipment

Balances	Construction In service	in progress	Special obligations	Consolidated

As of 2006	6,880,637	660,791	(808,612)	6,732,816

Consolidation of Centrais Eólicas' PP&E	1,983	-	-	1,983
Expenditure program	-	516,483	-	516,483
Transfer to PP&E in service	528,352	(528,352)	-	-
Depreciation quotas	(418,143)	-	-	(418,143)
Disposal	(19,394)	(30,208)	-	(49,602)
Customer contributions (Special obligations)	-	-	(48,580)	(48,580)
Transfers between PP&E and intangible assets	(197)	1,606	-	1,409
Other	-	99,125	-	99,125

As of 2007	6,973,238	719,445	(857,192)	6,835,491

Expenditure program	-	647,646	-	647,646
Transfer to PP&E in service	537,430	(537,430)	-	-
Depreciation quotas	(415,420)	-	20,108	(395,312)
Disposal	(23,857)	(2,005)	-	(25,862)
Customer contributions (Special obligations)	-	-	(79,673)	(79,673)
Transfers between PP&E and intangible assets	5	(3,164)	-	(3,159)
Transfer of assets assigned for future use	(46)	-	-	(46)
Other	-	13,073	-	13,073

As of 2008	7,071,350	837,565	(916,757)	6,992,158

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

f) Impairment tests

The Company has a policy of periodically evaluating and monitoring the recoverable value of its assets. In addition, in accordance with Technical Pronouncement CPC 01 – Impairment of long-lived assets, whenever there is evidence that the Company`s assets carrying amounts may not be recoverable or whenever events or changes in circumstances indicate that the carrying amounts of an asset may not be recoverable in the future the Company must immediately record a provision for impairment.

The main assumptions used for the evaluation and conclusions of COPEL’s impairment tests are listed below:

1) Lowest level of cash generating unit: held concessions are analyzed individually;

2) Recoverable Value: value in use, or an amount equivalent to the discounted cash flows (before taxes) resulting from the continuous operation of an asset until the end of its useful life;

3) Calculation of value in use: the Company’s method for calculating the value in use of an asset was based on future cash flows in constant currency, discounted to present value according to Copel´s weighted average cost of capital (WACC) rate, before income taxes, pursuant to the recommendation contained in Technical Pronouncement CPC 01.

The respective cash flows have been estimated based on current operational results, on the Company's annual corporate budgets, as approved by the Board of Directors, and on future trends in the Electric Energy sector.

As for the time frame for the analysis, the Company has taken into account the expiration date of each concession.

As for market growth, COPEL’s projections are consistent with historical data and the Brazilian economy's growth projections.

The respective cash flows has been discounted at average discount rates, obtained through a methodology commonly employed on the market and supported by the regulatory agency, taking into account the weighed average cost of capital (WACC).

Management believes it has a contractually guaranteed right to be indemnified for compensation for the assets related to concessions upon their expiration, and it accepts, currently and until further regulation is issued on this matter, that such indemnity will be valued according to the book value of the respective assets. Thus, the principle of valuation of residual assets upon expiration of concessions has been established as the book value of these assets.

In light of the principles discussed above, COPEL has not identified the need to record a provision for impairment of its assets.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

19 Intangible Assets

	December 31

						2008	2007

	Rights of use of software	Goodwill	Accumulated amortization	Land rights of way	Other	Net	Net

In service

COPEL Geração e Transmissão	11,788	-	(8,700)	10,591	30	13,709	9,741
COPEL Distribuição	30,336	-	(24,675)	19,895	103	25,659	24,252
COPEL Telecomunicações	4,093	-	(3,120)	-	-	973	1,698
COPEL Participações	-	-	-	-	-		1
Compagas	3,455	-	(1,458)	-	20	2,017	2,382
Concession - Elejor (a)	-	22,626	(2,074)	101	-	20,653	21,407
Concession – Copel Empreend, (b)	-	53,954	(4,692)	-	-	49,262	51,609
Goodwill – Sercomtel Telecom, (c)	-	42,289	(42,289)	-	-	-	1,568
Goodwill – Sercomtel Celular (c)	-	5,814	(5,814)	-	-	-	223
Concession – Sanepar (d)	-	10,942	(7,295)	-	-	3,647	-
UEG Araucária	90	-	(67)	-	-	23	7
Dominó Holdings	1	-	-	-	-	1	-

	49,763	135,625	(100,184)	30,587	153	115,944	112,888

In progress
COPEL Geração e Transmissão	-	-	-	249	-	249	874
COPEL Distribuição	476	-	-	1,288	-	1,764	2,702
COPEL Telecomunicações	135	-	-	-	-	135	-
Elejor	-	-	-	27	-	27	27
	611	-	-	1,564	-	2,175	3,603

						118,119	116,491

(1) Annual amortization rate: 20%

The fully amortized amount of intangible assets in service was R$ 28,323 as of December 31, 2008, and R$ 23,674 as of December 31, 2007.

a) Concession – ELEJOR

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in a total goodwill of R$ 22,626, which corresponded to a balance of R$ 20,552 as of December 31, 2008. The straight-line method amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of operations for 2008 was R$ 754 (R$ 754 in 2007; R$ 566 in 2006).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

b) Concession - COPEL Empreendimentos

The acquisition on May 31, 2006 of COPEL Empreendimentos, which was previously known as El Paso Empreendimentos e Participações Ltda. and which held a 60% interest in UEG Araucária Ltda., resulted in net goodwill of R$ 53,954, with a balance of R$ 49,262 as of December 31, 2008. The straight-line method amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in December 2029, and its effect on the 2008 statement of operations was R$ 2,346 (R$ 2,346 as of 2007).

c) Goodwill – Sercomtel

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), which have been fully amortized at the annual rate of 10%, with a charge to income of R$ 1,791 (R$ 1,568 + R$ 223) in 2008, R$ 4,808 (R$ 4,228 + R$ 580) in 2007 and of R$ 4,808 (R$4,228 + R$ 580) in 2006. The goodwill was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

d) Concession – Sanepar

In 1998, the acquisition by Dominó Holdings S.A. of an interest in SANEPAR resulted in goodwill, which is being amortized over 15 years starting in January 1999, in an amount of R$ 135 per month, for a total of R$ 729 in 2008, which is proportional to COPEL’s interest in the company.

e) Changes in intangible assets

Balances	In service	In progress	Consolidated

As of 2006	116,702	8,769	125,471

Expenditure program	-	4,688	4,688
Capitalizations	8,248	(8,248)	-
Amortization quotas – concession	(3,100)	-	(3,100)
Amortization quotas – goodwill	(4,808)	-	(4,808)
Amortization quotas - other intangible assets	(3,906)	-	(3,906)
Disposal	(445)	-	(445)
Transfers between intangible assets and PP&E.	197	(1,606)	(1,409)

As of 2007	112,888	3,603	116,491

Consolidation of Dominó Holdings - Sanepar concession	4,378	-	4,378
Expenditure program	-	4,038	4,038
Capitalizations	8,630	(8,630)	-
Amortization quotas – concession	(3,829)	-	(3,829)
Amortization quotas – goodwill	(1,791)	-	(1,791)
Amortization quotas - other intangible assets	(3,811)	-	(3,811)
Disposal	(516)	-	(516)
Transfers between intangible assets and PP&E.	(5)	3,164	3,159

As of 2008	115,944	2,175	118,119

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

20 Loans and Financing

The breakdown of loans and financing balances is detailed below:

				Current liabilities		Noncurrent liabilities

			2008	2007	2008	2007

	Principal amount	Accrued Interest	Total	Total

Foreign currency
IDB (a)	24,740	1,198	25,938	18,808	36,552	43,898
National Treasury (b)	7,567	1,080	8,647	7,602	85,359	70,432
Banco do Brasil (c)	6,383	134	6,517	4,083	-	3,919
Eletrobrás (d)	7	-	7	5	36	33

	38,697	2,412	41,109	30,498	121,947	118,282

Local currency
Banco do Brasil (c)	157	16,253	16,410	12,762	330,389	330,450
Eletrobrás (d)	34,401	10	34,411	43,096	275,207	272,798
Eletrobrás - Elejor (e)	-	-	-	-	26,092	94,709
BNDES - Compagas (f)	6,526	-	6,526	6,328	13,111	19,029
Finep (g)	-	5	5		2,310	-

	41,084	16,268	57,352	62,186	647,109	716,986

	79,781	18,680	98,461	92,684	769,056	835,268

Breakdown of loans and financing by currency and index:

Currency (equivalent in reais) / Index	2008	%	2007	%

Foreign currency
U.S. dollar	94,049	10.84	78,072	8.41
Yen	6,517	0.75	8,002	0.86
IDB currency basket	62,490	7.20	62,706	6.76

	163,056	18.79	148,780	16.03

Local currency (reais)
Noncurrent Interest Rate's Reference Unit (URTJLP)	2,335	0.27	23,242	2.50
General Price Index - Market (IGP-M)	930	0.11	95,639	10.31
Fiscal Reference Unit (UFIR)	71,361	8.23	41,531	4.48
Eletrobrás Financing Rate (FINEL)	264,349	30.47	274,363	29.57
BNDES Monetary Unit (UMBND)	19,637	2.26	2,176	0.23
Interbank Deposit Certificate (CDI)	345,849	39.87	342,221	36.88

	704,461	81.21	779,172	83.97

	867,517	100.00	927,952	100.00

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

Variations in the main foreign currencies and rates applied to the Company’s loans and financing:

	Variation (%)

Currency/index	2008	2007

U.S. dollar	31.94	(17.15)
Yen	62.89	(11.78)
IDB currency basket	6.22	3.94
URTJLP	0.24	0.36
TJLP	6.27	6.47
IGP-M	9.81	7.75
Finel	1.90	1.51
UMBND	33.86	(17.02)
CDI	21.82	(15.05)

Maturity of noncurrent installments:

	Foreign currency	Local currency	December 31

			2008	2007

2009	-	-	-	68,830
2010	31,011	42,977	73,988	64,256
2011	18,827	49,237	68,064	71,950
2012	4,889	45,180	50,069	56,886
2013	3,137	45,120	48,257	54,516
2014	1,572	374,579	376,151	382,689
2015	-	44,368	44,368	51,739
2016	-	26,767	26,767	31,637
2017	-	6,719	6,719	3,106
2018	-	5,975	5,975	2,115
2019	-	3,726	3,726	114
2020	-	2,456	2,456	49
2021	-	5	5	1
After 2021	62,511	-	62,511	47,380

	121,947	647,109	769,056	835,268

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

Changes in loans and financing:

	Foreign currency		Local currency

	Current	Noncurrent	Current	Noncurrent	Total

As of 2006	36,056	173,097	54,096	431,209	694,458

Funds raised	-	-	-	346,592	346,592
Capitalized interest	-	-	-	12,129	12,129
Interest	9,613	-	55,907	2,398	67,918
Monetary and exchange variation	(4,591)	(24,756)	353	10,962	(18,032)
Transfers	30,059	(30,059)	86,304	(86,304)	-
Payments	(40,639)	-	(134,474)	-	(175,113)

As of 2007	30,498	118,282	62,186	716,986	927,952

Funds raised	-	-	-	34,818	34,818
Capitalized interest	-	-	-	12,062	12,062
Interest	7,327	-	69,388	2,781	79,496
Interest transf. to PP&E (Note 18)	-	-	(1,470)	-	(1,470)
Monetary and exchange variation	12,421	31,042	176	14,024	57,663
Transfers	27,377	(27,377)	133,562	(133,562)	-
Payments	(36,514)	-	(206,490)	-	(243,004)

As of 2008	41,109	121,947	57,352	647,109	867,517

a) Inter-American Development Bank – IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the fourth quarter of 2008 was 4.23% p.a. The agreement features provisions providing for termination in the following cases:

1) Default by the debtor on any other obligation set forth in the agreement or agreements signed with the bank for financing of the project;

2) Withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

3) Default by the guarantor, if any, of any obligation set forth in the guarantee agreement;

4) Ratio between current assets and total current commercial and bank financing, except for the current share of noncurrent indebtedness and dividends to be reinvested, lower than 1.2; and

5) Ratio between noncurrent indebtedness and shareholders’ equity exceeding 0.9. This agreement is guaranteed by the Federal Government and by mortgage and fiduciary guarantees.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

b) National Treasury Department – (Secretaria do Tesouro Nacional or STN)

Obligations for which terms and payment conditions were established as part of the Brazilian foreing debt restructuring under law 4131/62, of May 20, 1998, is shown below:

Bond type	Term (years)	Final maturity	Grace period (years)		December, 31

				2008	2007

Par Bond	30	April 15, 2024	30	37,296	28,294
Capitalization Bond	20	April 15, 2014	10	17,507	15,703
Debt Conversion Bond	18	April 15, 2012	10	12,368	12,133
Discount Bond	30	April 15, 2024	30	25,896	19,755
New Money Bonds	15	April 15, 2009	7	466	1,067
Flirb	15	April 15, 2009	9	473	1,082

				94,006	78,034

The annual interest rates and repayments are as follows:

Bond type	Annual interest rates (%)	Payments

Par Bond	6,0	single
Capitalization Bond	8,0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single
New Money Bonds	Six-month LIBOR + 0.8750	semi-annual
Flirb	Six-month LIBOR + 0.8125	semi-annual

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the account receivable from its own revenues, up to a limit sufficient to cover the payment of installments and other financial charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 15,460 and R$ 22,408 (R$ 9,246 and R$ 13,177 as of December 31, 2007), respectively, recorded under collaterals and escrow deposits, in noncurrent assets (Note 13).

c) Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1) Agreements denominated in Japanese yen for the gas thermoelectric substation at Salto Caxias Power Plant, repayable in 20 semi-annual installments, starting on March 7, 2000 subject to 2.8% p.a. interest and a 3.8% p.a. brokerage commission. This debt is guaranteed by COPEL’s accounts receivables;

2) Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. and guaranteed by COPEL’s accounts receivables; and

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

3) The following credit notes:

Credit Notes	Issue Date	Principal maturity	Interest due semi-annually	R$

Commercial No. 330,600,129	January 31, 2007	January 31, 2014	106.5% of average CDI	29,000
Industrial No. 330,600,132	February, 28, 2007	February, 28, 2014	106.2% of average CDI	231,000
Industrial No. 330,600,151	July 31, 2007	July 31, 2014	106.5% of average CDI	18,000
Industrial No. 330,600,156	August 28, 2007	August 28, 2014	106.5% of average CDI	14,348
Industrial No. 330,600,157	August 31, 2007	August 31, 2014	106.5% of average CDI	37,252

				329,600

As a guarantee, Banco do Brasil has been authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It has also been irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

d) Eletrobrás – Centrais Elétricas Brasileiras S.A.

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the final maturity is due in August 2021. Interest of 5.0% to 8.0% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

Contract ECFS – 142/2006, was signed on May 11, 2006 by COPEL Distribuição and Eletrobrás, in the amount of R$ 74,340, for use in the “Luz para Todos” rural electrification program. Of the total amount, R$ 42,480 is originated from RGR funds, and R$ 31,860 were originated from economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and is subject to interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018.

Contract ECFS – 206/2007, was signed on March 3, 2008 by COPEL Distribuição and Eletrobrás, in the amount of R$ 126,431, for use in the “Luz para Todos” rural electrification program. Of the total amount, R$ 108,369 is originated from RGR funds, and R$ 18,061 were originated from economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and is subject to interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on August 30, 2020. On July 28, 2008, COPEL received R$ 37,929, of which R$ 32,511 is originated from RGR funds and R$ 5,418 from CDE funds.

These loans are guaranteed by the revenues of COPEL’s subsidiaries, and by the issuance of promissory notes in the same terms of outstanding installments.

e) Eletrobrás – Elejor

For purposes of presentation of the consolidated financial statements, the value of the shares to be redeemed by ELEJOR has been reclassified from noncontrolling interest to loans and financing, under noncurrent liabilities.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

The 59,900,000 preferred shares in Elejor held by Eletrobrás, in the amount of R$ 59,900, shall be reacquired by the issuer (Elejor) in 32 consecutive quarterly installments, each in the amount of 1,871,875 shares, starting in the 24th month from the beginning of commercial operation of the project, which took place after the last generating unit entered operation, on August 31, 2006.

The paid in amounts are adjusted according to the IGP-M index, pro rata temporis, between the date the shares were paid in and the actual payment date, plus interest of 12% p.a..

In August 2007, nine installments were paid in advance by Elejor, for R$ 20,385, plus financial charges of R$ 18,725, for a total of R$ 39,110.

In December 2008, 29,035,700 shares were paid by Elejor, for R$ 35,133, plus financial charges of R$ 54,867, for a total of R$ 90,000.

As of December 2008, the outstanding balance comprised a principal amount of R$ 9,217 plus R$ 16,875 in interest expenses.

f) BNDES – Compagas

The BNDES balance includes four agreements signed by Compagas on December 14, 2001, repayable in 99 monthly installments, with interest of 4% p.a.. Two of these agreements were signed for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were signed for capital expenditure, subject to the BNDES monetary unit (UMBND) rate.

This financing is guaranteed by Compagas’ gas supply receivables, which shall be deposited exclusively in a bank account at Banco Itaú S.A.

g) Financiadora de Estudos e Projetos – FINEP

1) Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Generation Research and Development Project for 2007".

The total credit, in the amount of R$ 5,078, will be made available in six installments. The first one, in the amount of R$ 1,464, was received in April 2008, and the remaining ones will be deposited every 90 days, to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.37% p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014. COPEL Geração e Transmissão has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 564.

To guarantee the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the bank account in which its monthly revenues are deposited. In case the covenants of the contracted are not fully complied, COPEL can have a full loss of the benefit of equalization in use of the default.

2) Loan agreement no. 02070790-00, signed on November 28, 2007 is intended to partially cover expenses incurred in the preparation of the "Transmission Research and Development Project for 2007".

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

The total credit, in the amount of R$ 3,535, will be made available in six installments. The first one, in the amount of R$ 844, was received in October 2008, and the remaining portion will be deposited every 90 days, to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.13 % p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014. COPEL Geração e Transmissão has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 393.

To guarantee the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the bank account in which its monthly revenues are deposited. In case the covenants of the contracted are not fully complied, COPEL shall lose the benefit of interest equalization.

21 Debentures

The balance of debentures is detailed below:

	December 31,

	Current Liabilities				Noncurrent liabilities

	2008			2007	2008	2007

	Principal amount	Accrued interest	Total	Total	Total	Total

Parent company (a)	133,360	35,873	169,233	168,599	600,000	733,360
Elejor (b)	22,843	2,924	25,767	3,228	202,116	269,314

	156,203	38,797	195,000	171,827	802,116	1,002,674

Maturity of noncurrent installments:

	December, 31

	2008	2007

2009	-	156,148
2010	36,455	42,123
2011	638,454	646,037
2012	38,454	46,037
2013	38,454	46,037
2014	35,409	42,998
2015	13,290	20,164
2016	1,600	3,130

	802,116	1,002,674

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

Changes in the balances of debentures:

Balances	Current liabilities	Noncurrent liabilities	Consolidated Total

As of 2006	838,355	1,129,230	1,967,585

Interest	138,112	-	138,112
Monetary variation	3,784	12,302	16,086
Transfers	138,858	(138,858)	-
Payments	(947,282)	-	(947,282)

As of 2007	171,827	1,002,674	1,174,501

Interest	121,025	-	121,025
Monetary variation	8	638	646
Transfers	201,196	(201,196)	-
Payments	(299,056)	-	(299,056)

As of 2008	195,000	802,116	997,116

a) Parent Company Debentures

1) Fourth Issue of Debêntures

The issuance of 60 thousand debentures constituted the fourth single issuance carried out by the Company on September 1, 2006, in the amount of R$ 600,000, completed on October, 6, 2006, with full subscription totaling R$ 607,899, valid for five years as from date of issuance and with final maturity, in sole series, on September 1, 2011. Debentures are single, non-convertible into shares, book-entry, nominative and without guarantee.

The interest on the nominal value of the debentures is 104% of the One-day Interbank Deposit (DI over) rate, "extra group", stated as a percentage per annum, on the basis of 252 business days, disclosed daily by the Clearing House for the Custody and Financial Settlement of Securities (CETIP) (at the DI rate) and calculated on the compound and cumulative interest method on a pro rata temporis basis for the business days elapsed. The interest corresponding to the capitalization period will be due and paid on a semi-annual basis, with the first due date on March 1, 2007 and the last on September 1, 2011. The debentures may not be renegotiated.

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

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

2) Third Issue of Debentures

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on May 9, 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (1/3) being scheduled for February 1, 2007, the second repayment (1/3) for February 1, 2008, and the third one (1/3) for February 1, 2009.

The Debentures are simple non-convertible, into shares and the proceeds were used in May 2005 to repay the Eurobonds of US$150 issued in May 1997.

The debentures of the third series are guaranteed by the bank account at Banco do Brasil of Copel Geração and Transmissão, where the resources from the energy sales agreements are deposited.

The debentures are remunerated at 115% of the daily average rate of the CDI (252-day basis), with repayment beginning in 2007 and final maturity in 2009. Interest is paid semi-annually, starting on August 1, 2005 and finishing on February 1, 2009.

There will be no renegotiation of such debentures and some covenants are established for them, which may bring anticipated maturity in case of covenants default.

b) Debentures – Elejor

The contract for Elejor’s first issue of debentures was signed with BNDES Participações S.A. – BNDESPAR, with COPEL intervening as “Guarantor Shareholder”.

These funds were raised to be employed in the following:

1) Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

2) Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

3) Payment of 50% of the amounts borrowed between July 1, 2004 and September 30, 2004 under the loan agreement signed on April 7, 2004 with the Guarantor Shareholder;

4) Full payment of the funds loaned by the Guarantor Shareholder from October 1, 2004 until the date the first debentures were paid in;

5) Payment of operating expenses of the issuer's business, including the purchase of electricity to meet supply obligations; and

6) Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominal, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

The total amount of this issuance was R$ 255,626. The debentures had a face value of R$ 256 on the issuance date, February 15, 2005, and this value is restated according to the variation of the long term interest rate (TJLP).

The final maturity of the first series is scheduled for February 15, 2015. After the grace period for the principal amount of 48 months from the issuance date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2009.

The final maturity of the second series is scheduled for February 15, 2016. After the grace period for the principal amount of 60 months from the issuance date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the first series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment was due on February 15, 2006, and the last one, on February 15, 2015. Interest on the second series is due annually, in the first 24 months from the issue date, and quarterly thereafter. The first payment was due on May 15, 2007, and the last one, on February 15, 2016.

In December 2008, R$ 42,621 were paid in advance, plus financial charges of R$ 2,379, for a total of R$ 45,000.

The agreement contains the following guarantees:

1) Letter of guarantee signed by COPEL taking main responsibility for payment to debenture holders;

2) Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreements for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

3) Lien on revenues and escrow deposits for payment: pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and an escrow account were constituted and shall be kept until final settlement of all obligations under this agreement.

The debenture agreement includes covenants, which may result in antecipation in maturity terms if there is covenant default.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

22 Suppliers

	December 31,

	2008	2007

Transmission Network use charges
Basic Network	57,096	50,291
Energy Transmission	4,182	3,028
Connections	265	237

	61,543	53,556

Electricity suppliers
Eletrobrás (Itaipu)	100,040	74,090
Furnas Centrais Elétricas S.A.	32,757	30,849
Companhia Hidro Elétrica do São Francisco - Chesf	32,108	28,430
Spot Market - CCEE (Note 34)	27,976	1,229
Companhia Energética de São Paulo - Cesp	11,488	9,763
Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.	10,234	8,293
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte	10,316	8,834
Itiquira Energética S.A.	9,247	8,468
Dona Francisca Energética S.A.	5,128	4,567
Companhia Energética de Minas Gerais - Cemig	4,660	4,052
Other suppliers	18,415	14,523

	262,369	193,098

Materials and services
Petróleo Brasileiro S.A. - Petrobras - renegotiation - noncurrent	214,157	190,394
Petróleo Brasileiro S.A. - Petrobras - gas acquired by Compagas	36,775	21,031
Other suppliers	137,145	98,825

	388,077	310,250

	711,989	556,904

Current	497,832	366,510
Noncurrent	214,157	190,394

Petróleo Brasileiro S.A. – Petrobras

On March 6, 2006, COPEL signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermoelectric Power Plant. This agreement comprised the signing of an Out-of-Court Agreement, under which COPEL Generation Company, with COPEL as joint debtor, acknowledged a R$ 150,000 debt to Petrobras, as the assignee of Compagas’ credits to COPEL Generation, which shall be paid in 60 monthly installments adjusted by the Selic rate, starting in January 2010.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

On May 30, 2006, COPEL Generation signed a Statement for the Ratification of mutual settlement with Compagas under which both parties fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Agreement and the acknowledgement of debt signed by them and by Petrobras, with the participation of COPEL. The acknowledgement of debt by COPEL Generation remains.

23 Payroll, social charges and labor accruals

	Consolidated

	2008	2007

Payroll
Profit sharing (Note 32.c)	65,816	54,254
Taxes and social contribution	26,659	22,177
Payroll, net	103	132
Other	5	3

	92,583	76,566

Labor accruals
Vacation	50,909	49,390
Social charges on vacation and 13th salary	15,896	15,533
Accruals for voluntary redundancy program	-	4,630

	66,805	69,553

	159,388	146,119

24 Post-Employment Benefits a) Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

Pension Plans I and II are defined benefit plans, while Plan III is a defined contribution plan.

The cost shares borne by the plans’ sponsors are recorded according to an actuarial valuation prepared annually by independent actuaries pursuant to the rules of CVM Ruling no. 371/2000. The economic and financial assumptions, for purposes of actuarial valuation, are discussed with the independent actuaries and approved by the sponsors’ management.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

As of July 2007, the flow of payment of contributions under Plans I and II was guaranteed under an agreement called “Private Agreement for Adjustment of Mathematical Reserves for the Basic and Supplemental Pension Plans”, signed on January 20, 1999. This agreement provides for the extinction of liabilities under certain conditions. Based on legal opinions by external and internal legal experts, the Company notified the management of Fundação COPEL de Previdência e Assistência Social, on July 27, 2007, that no contribution payments would be made under that agreement as of August 2007, since the obligations contained therein expired.

In September 2007, Fundação COPEL disputed COPEL's interpretation, which led to a joint request for review and ruling by the State Department of Supplemental Pension Plans (SPC).

In November 2007, the State Department of Supplemental Pension Plans requested further information and suggested the conduction of an independent actuarial audit in order to review the settlement process and to issue a conclusive report on the suitability of the economic and financial assumptions used and on whether the debt and/or contract were settled/terminated.

In July 2008, Fundação COPEL submitted to the SPC an audit report prepared by their actuarial consultants, and in October 2008, the SPC sent a letter to Fundação COPEL requesting further information and evidence supporting that report.

The outcome of this issue will not affect the amounts which have already been recorded as a liability pursuant to CVM Instruction no. 371/2000. In fact, it will only affect the cash flow of the payment of contributions between COPEL and Fundação COPEL.

b) Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

c) Balance sheet and statement of operations

Amounts recognized in the balance sheet, under Post-Employment Benefits, are summarized below:

	December 31,

	2008			2007

	Pension plan	Health-care plan	Total	Total

Pension Plan - Plans I and II (DB)	95,436	343,398	438,834	489,535
Pension Plan - Plan III (DC) - employees	9,111	-	9,111	7,162

	104,547	343,398	447,945	496,697

		Current	22,066	42,286
		Noncurrent	425,879	454,411

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

The amounts recognized in the statement of operations are shown below:

	December 31,

	2008	2007	2006

Pension plan - periodic post-employment cost	(31,420)	(110,345)	31,422
Pension plan (DC)	48,275	45,997	-
Healthcare plan - post-employment	(6,909)	38,746	23,609
Healthcare plan contributions	27,462	18,330	27,441

	37,408	(7,272)	82,472
(-) Transfers to construction in progress	(7,392)	(6,579)	45,214

	30,016	(13,851)	127,686

1) The annual estimated cost for 2008, calculated by an independent actuary, resulted in income due to the actuarial gains which are being amortized and whose amounts exceed the regular periodic cost of the plans.

d) Actuarial valuation pursuant to CVM Ruling no. 371/2000

Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2008 and 2007 are shown below:

	Real	Nominal

Economics
Inflation p.a.		5.20%
Discount rate expected return on plan assets rate	6.00%	11.51%
Compensation increase p.a.	2.00%	7.30%
Demographics
Mortality table		AT - 83
Disabled mortality table		AT - 49
Disability table		Light

Number of participants and beneficiaries:

Number of participants in 2008 (1)	Pension plan	Healthcare plan

Number of active participants	8,364	8,213
Number of inactive participants	5,781	4,636
Number of dependents	-	24,437

Total	14,145	37,286

(1) Unaudited by the independent auditors

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

Actuarial valuation

	December 31,

	2008			2007

Benefits plan	Pension plan	Healthcare plan	Total	Total

Fully or partially covered obligations	2,613,697	453,695	3,067,392	2,995,435
Fair value of plan's assets	(3,386,326)	(110,297)	(3,496,623)	(3,369,841)

Subtotal	(772,629)	343,398	(429,231)	(374,406)

Actuarial gain to be amortized	868,065	-	868,065	863,941

Total net liability	95,436	343,398	438,834	489,535

The actuarial valuation assessment of defined benefit plans is calculated by the projected unit credit cost method (PUC). The net assets of the benefit plan are valued according to market values (mark to market).

Since the year ended on December 31, 2006, COPEL has chosen to not defer future actuarial gains and losses recorded in the healthcare plan, rather recording them immediately in the statement of operations.

As of December 31, 2008, the balance of accumulated amounts in the defined contribution plan was R$ 1,142,537 (R$ 1,044,835 on December 31, 2007).

Changes in actuarial liabilities

	Pension plan		Healthcare plan

	2008	2007	2008	2007

Benefit Obligation, beginning of the year	2,518,605	2,239,135	476,830	463,346
Service cost	15,963	14,279	1,492	2,013
Interest cost	282,252	243,846	52,527	50,310
Benefits paid	(199,381)	(186,308)	(24,889)	(36,669)
Actuarial gains (losses)	(3,742)	207,653	(52,265)	(2,170)

Benefit obligation end of the year	2,613,697	2,518,605	453,695	476,830

Changes in actuarial assets

	Pension plan		Healthcare plan

	2008	2007	2008	2007

Fair value of plan's assets beginning of the year	3,255,449	2,906,979	114,392	120,324
Return on plan assets	363,364	324,401	12,372	13,476
Contributions sponsor and employees	4,226	46,645	62,771	57,269
Benefits paid	(199,381)	(186,308)	(73,540)	(72,840)
Actuarial gains (losses)	(37,332)	163,732	(5,698)	(3,837)

Fair value of plan's assets-end of year	3,386,326	3,255,449	110,297	114,392

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

Estimated costs

The estimated net periodic plan costs (gains) for 2009, according to the actuarial criteria of CVM Ruling no. 371/2000, for each plan are shown below:

	Pension plan	Healthcare plan	2009

Cost of current service	20,398	1,534	21,932
Estimated interest cost	289,985	50,274	340,259
Estimated return on plan assets	(384,655)	(12,519)	(397,174)
Estimated employee contributions	(11,369)	(12,490)	(23,859)
Amortization of gains and losses	(37,023)	-	(37,023)

	(122,664)	26,799	(95,865)

25 Regulatory Charges

	December 31,

	2008	2007

Fuel Consumption Account - CCC	22,174	12,642
Energy Development Account - CDE	14,904	14,677
Global Reversal Reserve - RGR	6,045	5,403

	43,123	32,722

26 Research and Development and Energy Efficiency

ANEEL set forth criteria for the application of funds in Energy Efficiency Programs (EEPs) by power distribution concession and permission holders, pursuant to the regulations issued by the regulatory agency. Under the same resolution, the Manual for the Energy Efficiency Program was approved.

ANEEL also approved the Manual for Technological Research and Development Programs in the Power Sector. In October 2006, ANEEL established the criteria and procedures for the calculation, application, and collection by concession, permission, and authorization holders of the funds to be assigned monthly to Energy Efficiency and Research and Development projects, to the National Fund for Scientific and Technological Development (FNDCT), and to the Ministry of Mining and Energy (MME), pursuant to Law no. 9,991/00.

The regulatory agency, under Regulatory Resolution no. 316, dated May 13, 2008, determined that the amounts owed to the MME and FNDCT for 2008 should be paid in a single payment, thus the amount paid by COPEL in February 2009 was R$ 21,015. For 2009, payments will be made until the fifth business day of the second month after the respective accounting records.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

COPEL’s balances allocated to Research and Development and Energy Efficiency are detailed below:

	Used-projects in progress	Payable Amount	Balance to be used in projects	Balance as of 2008	Balance as of 2007

Research and Development - R&D
FNDCT	-	18,649	-	18,649	20,157
MME	-	9,345	-	9,345	10,287
R&D - projects	14,407		71,189	85,596	75,893

	14,407	27,994	71,189	113,590	106,337
Energy Efficiency Program – EEP	10,386	-	74,587	84,973	78,943

	24,793	27,994	145,776	198,563	185,280

		Current liabilities		126,484	185,280

		Noncurrent liabilities		72,079	-

The changes in these balances are shown below:

Balances	FNDCT	MME	R&D	EEP	Total

As of 2005	3,239	61	37,115	55,455	95,870
Additions	35,103	29,520	22,190	8,583	95,396
SELIC interest rate	-	-	4,105	6,599	10,704
Execution of programs and payments	(16,284)	-	-	-	(16,284)
Concluded projects	-	-	(3,529)	(7,841)	(11,370)

As of 2006	22,058	29,581	59,881	62,796	174,316

Additions	15,994	7,998	15,994	16,361	56,347
SELIC interest rate	-	-	6,126	5,139	11,265
Execution of programs and payments	(17,895)	(27,292)	-	-	(45,187)
Concluded projects	-	-	(6,108)	(5,353)	(11,461)

As of 2007	20,157	10,287	75,893	78,943	185,280

Additions	14,111	7,056	14,111	18,338	53,616
SELIC interest rate			7,818	6,704	14,522
Execution of programs and payments	(15,619)	(7,998)	-	-	(23,617)
Concluded projects	-	-	(12,226)	(19,012)	(31,238)

As of 2008	18,649	9,345	85,596	84,973	198,563

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

27 Other Accounts Payable

	December 31,

	2008	2007

Current liabilities
Concession charge - ANEEL grant	38,649	27,084
Collected public lighting charge	18,669	16,320
Reimbursements of customer contributions	18,037	12,284
Financial compensation for use of water resources	17,601	13,155
Participation in consortia	4,833	105
Insurance companies - premiums payable	3,181	1,952
Reparations to the Apucaraninha indian community	2,498	2,240
Customers and suppliers	1,864	1,633
Escrow deposits	1,723	1,622
ANEEL inspection fee	1,451	1,380
Other liabilities	5,877	7,690

	114,383	85,465

Noncurrent liabilities
Advance payments from customers	1,665	-
Reparations to the Apucaraninha indian community	4,995	6,720
Other liabilities	14	-

	6,674	6,720

28 Reserve for Contingencies

The Company is a party to several labor, tax, and civil claims filed before different courts. COPEL’s management, based on the opinion of its legal counsel, maintains a reserve for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.The balances of the Company’s reserve for contingencies, net of escrow deposits, are shown below:

	Contingencies	Judicial deposits	Net provision

			2008	2007

Labor (a)	129,699	(25,345)	104,354	80,092

Regulatory (b)	36,851	-	36,851	2,169

Civil:
Suppliers (c)	52,209	-	52,209	49,954
Civil and administrative claims (d)	29,987	(6,774)	23,213	14,712
Easements (e)	15,615	-	15,615	16,070
Condemnations and property (f)	119,645	-	119,645	107,083
Customers (g)	5,465	(894)	4,571	6,427
Environmental claims (h)	-	-	-	163

	222,921	(7,668)	215,253	194,409

Tax:
Cofins tax (i)	178,753	-	178,753	171,613
Other taxes (j)	85,158	(27,004)	58,154	65,769

	263,911	(27,004)	236,907	237,382

	653,382	(60,017)	593,365	514,052

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

Changes in this reserve are shown below:

	Balance of reserve	Additions (reversals)	Additions (reversals) to PPE	Payments	Balance of reserve

	2007				2008

Labor	102,474	51,786	13	(24,574)	129,699

Regulatory	2,169	34,690	-	(8)	36,851

Civil:
Suppliers	49,954	2,255	-	-	52,209
Easements	16,070	-	229	(684)	15,615
Civil and administrative claims	15,975	17,387	-	(3,375)	29,987
Customers	6,523	(1,048)	-	(10)	5,465
Condemnations and property	107,083	-	12,831	(269)	119,645
Environmental claims	163	(163)	-	-	-

	195,768	18,431	13,060	(4,338)	222,921

Tax:
Cofins tax	171,613	7,140	-	-	178,753
Other taxes	92,488	(7,329)	-	(1)	85,158

	264,101	(189)	-	(1)	263,911

	564,512	104,718	13,073	(28,921)	653,382

The amount related to claims classified as reasonably possible losses, estimated by the Company as of 31/12/08, reached R$ 1.820.062, of which R$ 108,751 corresponds to labor claims; R$ 1.072.052 to regulatory claims; R$ 132,402 to civil claims; and R$ 506,857 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/2002, based on the opinion of its legal counsel, as discussed in Note 34 herein, “Spot Market (CCEE)”.

a) Labor claims

Labor claims comprise claims filed by former employees of COPEL in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equalization/reclassification, and other matters, and also claims by former employees of contractors (joint liability) and third-parties (secondary responsability) involving indemnity and other matters. They also include labor claims by retired COPEL employees against the COPEL Foundation, which will reflect on the Company.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

b) Regulatory claims

COPEL is disputing on the administrative and on the judicial level notifications issued by the regulatory agency in connection with supposed regulatory violations. The main lawsuits currently in progress, in the amount of R$ 30,373, are those involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which ANEEL Ruling no. 288/2002 is being disputed. The probable success in these lawsuits will result in changes in CCEE (Spot Market) accounting, which would require the recording of a reserve for these amounts, since COPEL would be required to pay off the amounts due.

c) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of the arbitration proceedings with the Chamber of Arbitrage of the Getúlio Vargas Foundation, through which they plead the payment of the overdue installment values, as well as the rescissory fines, related to the electric energy purchase and sale agreements signed with COPEL Distribuição. The arbitrage proceedings were judged to be valid and, consequently, COPEL Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order making the arbitration ruling void.

Management, based on the opinion of its legal counsel that it is likely to lose this case, on the available information, and on the current stage of the lawsuits, decided to set aside a reserve for contingencies in the original amount of the debt, adjusted according to the original contractual terms, which amounted to R$ 52,209 as of December 31, 2008.

d) Civil and administrative claims

These claims usually involve reparations for accidents involving power grids and vehicle accidents.

e) Easements, condemnation, and property

COPEL’s property claims comprise condemnation, easements, repossession, adverse possession, land area corrections, and others. Actual disbursements are made in the first two cases, as compensation, and are always mandatory pursuant of the Federal Constitution, which requires that the Federal Government pay fair compensation, in cash, prior to condemnation of private property.

Ivaí Engenharia de Obras S.A.

In a lawsuit filed by Ivaí Engenharia de Obras S.A., COPEL was sentenced to the payment of R$ 180,917 as compensation for a supposed economic-financial imbalance under Contract D-01, concerning construction work for the Jordão River diversion project. COPEL appealed this decision and was partially successful, avoiding the application of the SELIC interest rate on top of the penalty interest. COPEL will continue to dispute this claim in court, through all means legally available.

The Company has recorded a reserve for contingencies in the amount of R$ 109,245, in light of the evaluation conducted by its Chief Legal Office, which estimates that a loss is probable.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

f) Customer claims

These claims usually involve reparations for damage to electric appliances, moral damages arising from the rendering of services (such as suspension of supply), and lawsuits filed by industrial customers challenging the constitutionality of the tariff increase which became effective during the Brazilian Government’s “Cruzado Plan” and claiming refunds of the amounts involved. The company recognized a reserve to cover probable losses on those lawsuits, regarding the tariff charged to industrial customers in the period from March to November 1986, this charges on late payments. The amount is considered sufficient to cover probable losses.

g) Environmental claims

Environmental claims involving COPEL and its subsidiaries usually comprise class entity suits whose goal is to stop the environmental licensing process for new projects or the recovery of permanent protection areas around electricity plant reservoirs which have been illegally used by individuals. COPEL estimates that unfavorable outcomes would result only in the cost of new environmental studies and of the recovery of Company-owned land.

Furthermore, COPEL had on December 31, 2008 commitments to environmental agencies in the amount of R$ 17,674, which shall be completed over the next few years, as a consequence, this amount will mostly be incorporated into the Company's property, plant, and equipment as disbursements occur.

h) COFINS tax

COPEL did not collect COFINS tax on revenues from electricity sales based on a final ruling by the 4th District Federal Court, dated August 18, 1998, which granted the Company immunity pursuant to the Federal Constitution. A special lawsuit requesting annulment of this ruling, filed in August 2000, was rejected on grounds that the right of the Federal Government to take legal action had lapsed. The Federal Government’s special appeal was rejected by the Superior Court of Justice. Thus, COPEL reversed the reserve it had recorded, based on the opinion by its Legal Counsel that the possibility that the Company might be required to disburse any amounts in connection with the COFINS tax was remote. At the end of 2007, however, the Superior Court of Justice, against all expectations, ruled in favor of an appeal for clarification by the Federal Government, judging that the Government's right to take legal action had not lapsed, and sent the lawsuit back to the 4th District Federal Court for trial. Even though this ruling is not final yet, since COPEL has appealed it, the Company’s counsel believes the risk of loss is no longer remote, but rather probable. Thus, COPEL recorded a reserve corresponding to the adjusted principal amount plus charges, which totals R$ 178,753, already having excluded tax credits which have already lapsed.

i) Other taxes

1) Service Tax (ISS)

The main discussions refer to the tax assessments filed against the company due to a possible lack of payment of ISS upon the bring of third-party services.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

2) Value-Added Tax on Sales and Services (ICMS)

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

3) Urban Real Estate Tax (IPTU)

COPEL has started administrative proceedings to dispute IPTU charges on its concession-related properties. In fact, this claim has been widely accepted at courts in cases of tax executions filed by State municipalities against COPEL.

4) Social Security Contributions

COPEL is party to a wide range of administrative and judicial proceedings involving social security contributions. Most claims, however, involve COPEL’s joint liability for the collection of social security contributions levied on services rendered by third-parties.

5) Rural Real Estate Tax (ITR)

The discussions on ITR involve, basically, the questioning of the incidence of this tax on the flooded areas resulting from the construction of hydroelectric plants, as well as on the areas currently in possession of people settled due to the Resettling Programs which are, also, due to the construction of hydroelectric plants.

6)Contribution for Intervention in the Economic Domain (CIDE/FUST)

The Company has filed administrative claims questioning five Assessment Notifications issued by the National Telecommunications Agency (ANATEL) claiming the collection of a possible complementary debt from January to June 2006 to the Telecommunications Universalization Fund (FUST). COPEL Telecomunicações argues that the basis for calculation of FUST charges is correct, pursuant to the applicable legislation and there is no reason to claim a complementary debt.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

29 Shareholders' Equity

a) Stock capital

As of December 31, 2008, COPEL’s paid in stock capital, represented by shares with no par value, amounts to R$ 4,460,000. The different classes of shares and main shareholders are detailed below:

	In shares

Shareholders	Common		Class A Preferred		Class B Preferred		Total

		%		%		%		%

State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Stock Exchanges:
Bovespa (1)	14,202,488	9.79	127,587	32.04	74,423,942	58.04	88,754,017	32.43
NYSE (2)	5,415,233	3.73	-	-	26,352,280	20.55	31,767,513	11.61
Latibex (3)	-	-	-	-	116,067	0.09	116,067	0.04
Municipalities	178,393	0.12	14,711	3.70	-	-	193,104	0.07
Other shareholders	376,819	0.26	255,879	64.26	38,184	0.03	670,882	0.25

	145,031,080	100.00	398,177	100.00	128,226,118	100.00	273,655,375	100.00

In December 31, 2007 the different classes of shares and main shareholders are detailed below:

								2007

	In shares

Shareholders	Common		Class A Preferred		Class B Preferred		Total

		%		%		%		%

State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.97
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Stock Exchanges:
Bovespa (1)	15,301,660	10.55	125,588	31.53	69,066,153	53.86	84,493,401	30.87
NYSE (2)	4,311,133	2.97	-	-	31,657,854	24.69	35,968,987	13.14
Latibex (3)	-	-	-	-	87,738	0.07	87,738	0.03
Municipalities	184,292	0.13	14,711	3.69	-	-	199,003	0.08
Other shareholders	375,848	0.25	258,043	64.78	118,563	0.09	752,454	0.27

	145,031,080	100.00	398,342	100.00	128,225,953	100.00	273,655,375	100.00

(1) São Paulo Stock Exchange
(2) New York Stock Exchange
(3) Latin American Securities Market in Euros, linked to the Madrid Stock Exchange

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares have priority in the reimbursement of capital and the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of minimum dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

b) Shareholder Breakdown

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 31.12.2008(In shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDER		Common Shares		Class A PreferredShares		Class B Preferred Shares		Total
		Shares	%		%		%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
TREASURY STOCK
OTHER
SHAREHOLDERS		21,703,707	14.96	398,177	100.00	100,930,473	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	398,177	100.00	128,226,118	100.00	273,655,375	100.00

Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento
Social - BNDES, which is 100.0% owned by the Federal Government of Brazil.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 31.12.2008 (In shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
SHAREHOLDERS		Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%		%		%	Shares	%
MAJORITY SHAREHOLDER		123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
MANAGEMENT SENIOR	BOARD OF DIRECTORS	9	-	-	-	-	-	9	-
	BOARD OF OFFICERS	102	-	-	-	-	-	102	-
FISCAL COUNCIL		-	-	-	-	-	-	-	-
TREASURY STOCK		-	-	-	-	-	-	-	-
OTHER
SHAREHOLDERS		21,703,596	14.96	398,177	100.00	100,930,473	78.71	123,032,246	44.96
TOTAL		145,031,080	100.00	398,177	100.00	128,226,118	100.00	273,655,375	100.00
FREE-FLOAT		21,703,596	14.96	398,177	100.00	100,930,363	78.71	123,032,136	44.96

c) Capital reserves

		December 31,

	2008	2007

Contributions and grants for investments	702	702
Recoverable Rate Deficit Account (CRC)	790,555	790,555
Tax incentive – FINAM	47,083	47,083

	838,340	838,340

d) Profit reserves

		December 31,

	2008	2007

Legal reserve	377,590	323,653
Investment reserve	2,377,157	1,614,184

	2,754,747	1,937,837

The legal reserve is computed based on 5% of the net income for the year under BR GAAP, before any distributions, limited to 20% of stock capital.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

The investments reserve arises from the retention of net income remaining after legal and statutory distributions, and is intended to retain funds for the Company's future investments program after the approval of the investment capital budget at the shareholders ordinary meeting.

The proposed distribution of dividends is shown below:

		Year ended December 31

	2008	2007	2006

Net income for the year	1,078,744	1,106,610	1,242,680
Changes in Brazilian accounting practices	-	-	(72,642)
Tax effects on COPEL for distributing interest on capital	(77,520)	(68,000)	(41,820)

Net income for the year net of the tax effects of interest on capital	1,001,224	1,038,610	1,128,218
Legal reserve (5%) computed over net income above	(50,061)	(51,931)	(56,411)

Basis for calculation of minimum dividends	951,163	986,679	1,071,807

Mandatory minimum dividends (25%)	237,791	246,670	267,952
Income tax withheld (IRRF) on interest on capital	24,043	21,080	12,999

Adjusted minimum dividend, including effects of income tax withheld (IRRF)	261,834	267,750	280,951

Interest on capital	228,000	200,000	123,000
Dividends	33,834	67,750	157,951

Distributed dividends allocated to:
Common shares	132,398	135,397	142,132
Preferred shares Class A	649	649	566
Preferred shares Class B	128,787	131,704	138,253

Interest on capital is recorded in Interest expenses and, for the presentation purposes of the financial statements, is presented as a portion of minimum dividend payable. In the statement of operations, interest on capital is also reversed registered under a specific item in Interest expenses, as required by CVM.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

30 Operating Revenues

	Year ended December 31,

	2008	2007	2006

Electricity sales to final customers
Residential	935,934	876,287	847,444
Industrial	1,069,201	985,685	874,809
Commercial, services, and other activities	622,046	570,418	524,875
Rural	123,071	113,720	109,057
Public entities	86,334	82,165	79,042
Public lighting	67,005	63,518	63,594
Public services	63,403	61,992	59,660
Network charge adjustment share	1,886	(6,105)	-

	2,968,880	2,747,680	2,558,481

Electricity sales to distributors
Auction - CCEAR	818,585	721,899	634,884
Bilateral contracts	439,409	515,656	457,843
Sales - Electric Energy Trading Chamber - CCEE	48,129	69,239	158,015
Contracts with small utilities	56,971	60,801	40,234

	1,363,094	1,367,595	1,290,976

Charges for the use of the Main transmission grid
Rate for the use of the distribution system (TUSD)
Residential	1,054,150	1,023,847	1,036,620
Industrial	1,194,193	1,136,137	1,025,371
Commercial, services, and other activities	687,563	657,504	633,759
Rural	138,138	133,400	133,476
Public entities	96,529	95,785	96,667
Public lighting	74,943	74,211	77,792
Public services	70,925	72,318	72,977
Basic Network and Basic Network Connections	140,503	141,663	148,570
Connection grid	3,439	764	182
Network charge adjustment share	12,715	(18,666)	-

	3,473,098	3,316,963	3,225,414

Telecommunications revenues	80,604	63,893	58,054

Distribution of piped gas	283,709	244,080	227,081

Other
Leases and rents	95,316	125,768	40,865
Revenues from services	30,445	44,900	11,783
Charged services	9,316	8,393	7,639
Other revenues	933	822	1,033

	136,010	179,883	61,320

	8,305,395	7,920,094	7,421,326

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

a) Basic Network – rate for the use of the transmission system (TUST)

Transmission companies are entitled to Annual Allowed Revenues (RAP), whose initial amounts and adjustment criteria are set forth in the companies' concession agreements. COPEL Geração e Transmissão holds three transmission concession agreements, with different rate review criteria and revenue structures.

Concession Agreement no. 060/2001 covers the concession for the public service of power transmission comprising the facilities in operation as of December 31, 1999, collectively named Existing Basic Network (RBSE), and the facilities and network upgrades authorized by ANEEL since then, collectively named New Facilities of the Basic Network (RBNI). In addition to the basic network, this agreement grants COPEL the operation of facilities collectively named Other Transmission Facilities (DITs) and the sharing of facilities with other transmission utilities. This concession has a 20-year term from the date of publication of Law no. 9,074/1995 and expires on July 7, 2015. The current agreement features a rate review clause which covers only the new authorized facilities, while the revenues from the existing system are isolated, i.e., they will not be increased until the expiration of the concession, but only adjusted according to the IGP-M inflation index.

Transmission Concession Agreement no. 075/2001, granted to the Company on August 7, 2001, covers the concession for the implementation of the 230-kV transmission line between the Bateias substation, in Campo Largo, and the Jaguariaíva substation, the respective line inputs, and other facilities required for the operation of the line. This concession has a 30-year term from the date of signature of the agreement, i.e., it expires on August 17, 2031, but may be extended for another 30 years, at ANEEL’s discretion. This agreement does not include a rate review clause, and its allowed revenues are adjusted annually according to the IGP-M index.

On March 17, 2008, COPEL signed with ANEEL Concession Agreement no. 006/2008, covering the 230-kV transmission line between the Bateias and Pilarzinho substations in Curitiba. This project is currently under construction and is estimated to operate on June 17, 2009. The agreement has a 30-year term and provides for rate review in the 5th, 10th, and 15th year after signature. In the years between rate reviews, its allowed revenues will be adjusted according to the IPCA inflation index.

According to COPEL Geração e Transmissão’s concession agreements discussed above, the revenue structure throughout the term of the concessions and their review criteria are summarized below:

Contract	Type	Revenues in 2008 Copel Transmissão	Revenue adjustment criteria (GWh)

060/01	RBSE	61,315	Fixed revenue. Cannot be reduced until concession
			expires, on 07.07.2015.

		142,967	Of this total, R$ 41,925 are subject to rate review in 2009 and
	RBNI		R$ 101,042 were reviewed in 2007. These revenues are reviewed
			every four years.

	RPC	10,826	Fixed revenue. Cannot be reduced until concession
			expires, on 07.07.2015.

	RCDM		Authorized revenues with no future reductions set. However they will be
	RCDM	3,115	reviewed every four years and this criterion may change.

075/01	RAP	9,906	50% reduction as of 17.08.2016

006/08	RAP	-	There were no revenues under this contract in 2008, since it is
			scheduled to operate in June 2009.

Other revenues			Of this total, R$ 624 are from transmission facility sharing contracts
			2,731 and are adjusted annually according to the IGP-M index with no further
			reductions. R$ 2,107 refer to the rendering of technical services to
			third parties and are variable annually.

Total		230,860

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

Agreements no. 075/2001 and 006/2008 provide for the possibility of 30-year extensions upon expiration. Concession agreement no. 60/2001 provides for a 20-year extension both extension are under ANEEL’s description.

31 Deductions from Operating Revenues

			December 31,

	2008	2007	2006

Taxes and social contributions on sales
VAT (ICMS)	1,600,758	1,507,882	1,428,729
COFINS	642,930	594,658	619,338
PIS/PASEP	139,579	130,249	135,856
ISSQN	1,834	2,571	1,651

	2,385,101	2,235,360	2,185,574

Regulatory charges
Energy Development Account (CDE)	189,561	184,294	165,676
Fuel Consumption Account (CCC)	153,208	179,071	278,052
Global Reversal Reserve (RGR)	64,877	61,105	57,927
Research and development and energy efficiency -R&D and EEP	53,616	56,347	52,265
Other	254	256	1,097

	461,516	481,073	555,017

	2,846,617	2,716,433	2,740,591

32 Operating Costs and Expenses

The breakdown of costs and expenses in 2008, 2007 and 2006 is shown below:

				Other
	Costs of		General and	Revenues,
	goods and/or	Sales	administrative	(expenses)	December 31,
Nature of costs and expenses	services	expenses	expenses	net	Total

					2008

Electricity purchased for resale (a)	(1,615,086)	-	-	-	(1,615,086)
Use of main transmission grid (b)	(466,652)	-	-	-	(466,652)
Personnel and management (c)	(531,031)	(3,652)	(139,144)	-	(673,827)
Pension and healthcare plans (Note 24)	(25,737)	(280)	(3,999)	-	(30,016)
Materials and supplies (d)	(49,175)	(2,999)	(5,300)	-	(57,474)
Raw materials and supplies for electricity generation	(19,274)	-	-	-	(19,274)
Natural gas and supplies for the gas business	(163,846)	-	-	-	(163,846)
Third-party services (e)	(190,269)	(22,867)	(55,112)	-	(268,248)
Depreciation and amortization	(376,789)	(13)	(22,321)	(5,620)	(404,743)
Accruals and reversals (f)	-	5,824	-	(104,718)	(98,894)
Other costs and expenses (g)	(35,583)	(5,782)	(31,036)	(142,039)	(214,440)

	(3,473,442)	(29,769)	(256,912)	(252,377)	(4,012,500)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

				Other
	Costs of		General and	revenues
	goods and/or	Sales	administrative	(expenses),	December 31,
Nature of costs and expenses	services	expenses	expenses	net	Total

					2007

Electricity purchased for resale (a)	(1,279,335)	-	-	-	(1,279,335)
Use of main transmission grid (b)	(446,067)	-	-	-	(446,067)
Personnel and management (c)	(463,865)	(2,263)	(183,589)	-	(649,717)
Pension and healthcare plans (Note 24)	14,169	(99)	(219)	-	13,851
Materials and supplies (d)	(50,308)	(1,271)	(11,639)	-	(63,218)
Raw materials and supplies for electricity generation	8,954	-	-	-	8,954
Natural gas and supplies for the gas business	(132,726)	-	-	-	(132,726)
Third-party services (e)	(161,319)	(21,535)	(58,088)	-	(240,942)
Depreciation and amortization	(399,387)	(18)	(22,644)	(7,908)	(429,957)
Accruals and reversals (f)	-	3,899	-	(246,334)	(242,435)
Other costs and expenses (g)	(11,784)	(9,853)	(22,651)	(129,518)	(173,806)

	(2,921,668)	(31,140)	(298,830)	(383,760)	(3,635,398)

				Other
	Costs of		General and	revenues
	goods and/or	Sales	administrative	(expenses),	December 31,
Nature of costs and expenses	services	expenses	expenses	net	Total

					2006

Electricity purchased for resale (a)	(1,299,250)	-	-	-	(1,299,250)
Use of main transmission grid (b)	(467,394)	-	-	-	(467,394)
Personnel and management (c)	(458,955)	(2,085)	(180,845)	-	(641,885)
Pension and healthcare plans (Note 24)	(87,623)	(219)	(39,844)	-	(127,686)
Materials and supplies (d)	(54,677)	(191)	(12,990)	-	(67,858)
Raw materials and supplies for electricity generation	280,579	-	-	-	280,579
Natural gas and supplies for the gas business	(177,702)	-	-	-	(177,702)
Third-party services (e)	(145,459)	(21,381)	(59,939)	-	(226,779)
Depreciation and amortization	(353,047)	(24)	(19,324)	(5,374)	(377,769)
Accruals and reversals (f)	-	(65,499)	-	146,167	80,668
Other costs and expenses (g)	(22,360)	6,047	(29,383)	(89,597)	(135,293)

	(2,785,888)	(83,352)	(342,325)	51,196	(3,160,369)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

a) Electricity purchased for resale

		Year ended December 31

	2008	2007	2006

Eletrobrás (Itaipu)	502,417	385,359	335,351
Furnas Centrais Elétricas S.A. - Auction	295,615	280,608	262,389
Companhia Hidro Elétrica do São Francisco - Auction	283,870	256,302	152,604
Companhia de Comercialização de Energia - CCEE	148.635	45,100	19,293
Itiquira Energética S.A.	107,894	98,175	87,658
Companhia Energética de São Paulo - Cesp - Auction	104,722	93,949	87,664
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - Auction	92,794	84,724	45,020
Program for incentive to alternative energy sources - Proinfa	63,239	41,363	14,416
Dona Francisca Energética S.A.	55,496	51,536	49,638
Companhia Energética de Minas Gerais - Cemig - Auction	42,877	37,239	34,440
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE - Auction	32,472	30,946	18,940
Companhia de Interconexão Energética – CIEN	-	111,193	227,389
(-) Renegotiation of contracts - CIEN	-	(100,862)	-
Energy purchased for resale – Deferred Regulatory liabilities -(CVA)	(66,080)	(52,250)	45,204
(-) Pasep/Cofins taxes on electricity purchased for resale	(172,759)	(150,082)	(140,494)
Other utilities – auction	123,894	61,337	53,028
Other utilities	-	4,698	6,710

	1,615,086	1,279,335	1,299,250

b) Charges for the Use of the Main Transmission Grid

			December 31,

	2008	2007	2006

Furnas Centrais Elétricas S.A.	113,415	106,504	108,352
System Service Charges - ESS	71,261	19,132	10,979
Cia Transmissora de Energia Elétrica Paulista - Cteep	60,477	55,549	51,111
Companhia Hidro Elétrica do São Francisco - Chesf	56,193	53,814	51,078
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	40,518	36,490	34,199
Eletrosul Centrais Elétricas S.A.	39,651	36,315	34,500
Companhia Energética de Minas Gerais - Cemig	20,255	18,443	19,503
Novatrans Energia S.A.	18,722	17,160	16,985
TSN Transmissora Nordeste Sudeste de Energia S.A.	18,477	16,797	16,747
National System Operator - ONS	16,429	17,484	17,140
Cia Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	16,217	15,188	14,608
Empresa Amazonense de Transmissão de Energia - Eate	15,344	14,103	13,815
ATE II Transmissora de Energia S.A.	8,018	7,917	-
Empresa Norte de Transmissão de Energia S.A. - Ente	7,858	7,474	7,335
Itumbiara Transmissora de Energia Ltda	7,611	7,131	557
Expansion Transmissora de Energia Elétrica S.A.	7,253	6,702	6,486
STN Sistema de Transmissão Nordeste S.A	6,386	5,926	5,891
Empresa Transmissora de Energia Oeste Ltda - Eteo	6,381	5,942	5,823
ATE Transmissora Energia S.A	5,279	4,981	4,885
(-) Pasep/Cofins taxes on charges for use of power grid	(62,676)	(68,383)	(67,386)
Deferred Regulatory assets/liabilities – Use of the main transmission grid	(64,319)	22,997	80,142
Other utilities	57,902	38,401	34,644

	466,652	446,067	467,394

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

c) Personnel and Management Expenses

			December 31,

	2008	2007	2006

Personnel
Salaries and wages	476,552	443,906	434,479
Social charges on payroll	153,999	143,115	145,465

	630,551	587,021	579,944

Meal assistance and education allowance	49,078	45,675	42,535
Labor indemnifications (reversals)	(825)	8,293	8,063
Profit sharing (1) (Note 23)	65,816	54,254	52,028

	744,620	695,243	682,570

(-) Transfers to construction in progress	(80,043)	(54,174)	(49,343)

	664,577	641,069	633,227

Management
Salaries and wages	7,705	7,250	7,312
Social charges on payroll	1,716	1,528	1,490

	9,421	8,778	8,802

(-) Transfers to construction in progress	(171)	(130)	(144)

	9,250	8,648	8,658

	673,827	649,717	641,885

1) Profit sharing

Since 1996, the Company has carried out an employee profit sharing program, which is paid to the extent previously established operational and financial goals are met. The amount of profit sharing has been accrued as follows:

			December 31,

	2008	2007	2006

Copel Geração e Transmissão	16,289	13,431	16,635
Copel Distribuição	45,580	37,126	31,903
Copel Telecomunicações	3,534	2,831	2,691
Copel Participações	-	461	452
Compagas	413	405	347

	65,816	54,254	52,028

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

2) Voluntary redundancy and Retirement Incentive Programs

On January 20, 2009, COPEL’s management launched two voluntary redundancy programs for its employees, effective as of February 2009.

The first one is called Voluntary Redundancy Program (Programa de Desligamento Voluntário or PDV): This program provides special indemnity to employees who have applied for Social Security retirement benefits by January 31, 2009 and who choose to resign from the Company; this indemnity is 40% of the total amount paid by COPEL in the employee’s unemployment protection fund (Fundo de Garantia do Tempo de Serviço or FGTS) during the term of his or her employment. The application deadline is March 20, 2009, and the resignation deadline is December 15, 2009.

The second program is the Permanent Retirement Incentive Program (Programa Permanente de Incentivo à Aposentadoria or PIA): this program provides special indemnity to employees who become eligible for Social Security retirement benefits after February 1, 2009 and then chooses to resign from the Company; this indemnity is 40% of the total amount paid by COPEL in the employee’s unemployment protection fund (Fundo de Garantia do Tempo de Serviço or FGTS) during the term of his or her employment. Employees should resign within 30 days of confirmation of their Social Security retirement filing.

On April 13, 2009, the Company’s management decided that the employees who receive retirement benefits from INSS (National Social Security Institute) will be laid off from the Company in a planned manner, according to replacement schedule to be concluded within 30 days, and that the employees who voluntarily apply to receive retirement benefits from INSS and do not join the PIA (Retirement Encouragement Program) will be laid off from the Company. The company estimates approximately R$ 50 million in costs with this program.

d) Materials and Supplies

			December 31,

	2008	2007	2006

Fuel and vehicle parts	21,565	24,663	24,525
Materials for use in the electric system	13,573	12,892	21,870
Office supplies	5,160	3,318	2,474
Cafeteria supplies	5,048	4,315	3,571
Materials for use in civil construction	3,320	2,920	2,380
Safety supplies	2,211	1,973	1,896
Tools	1,529	1,550	1,312
Lodging supplies	997	1,446	1,230
Apparel and uniforms	956	918	971
Lubricants for vehicles and automotive equipment	937	872	820
IT equipment	725	2,527	3,126
Other materials	1,453	5,824	3,683

	57,474	63,218	67,858

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

e) Third-Party Services

	December 31,

	2008	2007	2006

Transmission grid maintenance	57,830	42,884	24,947
Auditing and technical, scientific, and adm. Consulting	25,689	23,232	28,128
Postal services	22,683	18,997	18,796
Data processing and transmission	20,032	16,730	21,637
Authorized and registered agents	19,605	19,563	18,386
Administrative support services	15,202	15,164	12,469
Telephone services	15,513	12,757	11,250
Security	12,648	9,996	8,638
Travel	11,027	9,866	10,423
Meter reading and bill delivery	7,918	7,350	7,175
Personnel training	7,680	6,321	6,271
Civil maintenance services	5,619	3,933	3,537
Maintenance of right of way areas	5,235	4,337	4,108
Services in "green areas"	5,069	5,427	4,671
Satellite communications	4,948	4,650	-
Customer service	4,365	5,699	6,165
Vehicle maintenance and repairs	4,012	4,006	3,795
Cargo shipping	2,980	4,521	2,945
Legal fees	1,547	2,202	3,488
Advertising	1,504	1,847	1,936
Other services (reversals)	17,142	21,460	28,014

	268,248	240,942	226,779

f) Allowance and Reversals

	December 31,

	2008	2007	2006

Allowance (reversals) for doubtful accounts
Customers and distributors (Note 7)	(3,583)	(6,275)	58,461
Third-party services and other credits	(2,241)	2,376	7,038

	(5,824)	(3,899)	65,499

Reserve (reversals) for contingencies

Labor	51,786	45,509	10,108
Regulatory	34,690	86	2,083
Civil and administrative claims	17,387	4,979	(17,857)
Suppliers	2,255	880	49,075
Environmental	(163)	7	156
Customers	(1,048)	(4,147)	(9,003)
Cofins tax	7,140	171,613	(180,825)
Other taxes	(7,329)	27,407	96

	104,718	246,334	(146,167)

	98,894	242,435	(80,688)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

g) Other Operating Costs and Expenses

	December 31,

	2008	2007	2006

Financial compensation for use of water resources	86,513	73,938	39,377
Concession charge - ANEEL grant (1)	45,710	33,497	26,423
Provision (reversal) for devaluation of tax incentives	23,902	(12,789)	-
ANEEL inspection fee	17,821	17,246	16,013
Leases and rents (2)	12,799	10,765	14,802
Taxes	10,930	7,448	7,351
Unrecoverable credits - RTE (Note 7.b)	9,619	14,169
Donations - Rouanet Law and fund for the rights of children and teenagers - FIA	7,262	7,176	11,181
Losses in the decommissioning and disposal of assets	6,829	14,670	7,435
Insurance	6,118	7,693	8,940
Own energy consumption	5,678	5,596	5,804
Rights of way - gas business	3,008	-	-
Advertising	3,633	2,384	12,929
Losses in studies and projects	-	29,878	-
Recovery of costs and expenses	(39,967)	(53,196)	(42,644)

General costs and expenses	14,585	15,331	27.682

	214,440	173,806	135,293

1) Concession charges – ANEEL Grant

ELEJOR signed the concession agreement on October 25, 2001 which has a term of 35 years (October, 25 2036) for the Santa Clara and Fundão hydroelectric plants. ELEJOR will pay the Federal Government for the exploitation of hydro-electrical resources, from the sixth through the end of the 35th year, with annual payments of R$19 million (original amount), payable in monthly installments, beginning on October 25, 2006. This amount is monetarily adjusted, on an annual basis, by the IGP-M. As of December 31, 2008, the contractual obligation, monetarily adjusted, for the payments through the end of the referred concession totaled R$ 1,137,521 (2007- R$ 996,019). The costs related to the contractual obligations for the payments through the end of the concession are recorded similar to rental agreements (operating leases).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

2) Leases and rents

	December 31,

	2008	2007	2006

Facilities	8,881	5,235	5,062
Copying machines	3,408	3,447	7,682
Miscellaneous equipment	120	1,523	1,471
Other	390	560	587

	12,799	10,765	14,802

COPEL’s estimate for expenses with property rentals in 2009 is basically the same as 2008, plus contractual monetary adjustment rates. Management belives that there are no risks in connection with contract termination.

Of the total R$ 8,881 spent in rental properties, R$ 6,071 refer to the rental of the Km 3 Center facilities, signed by COPEL and the COPEL Foundation, and which is the most significant rental agreement held by the Company. In future periods, the rent amount will be adjusted according to the variation of the market value of the facility.

33 Interest Income (Expenses), Net

	December 31,

	2008	2007	2006

Interest income

Discounts obtained	-	-	283,198
Income on temporary cash investments	205,046	144,357	146,173
Monetary variation of CRC transferred
to State Government (Note 9)	110,050	91,464	43,639
Income variation of CRC transferred
to State Government (Note 9)	79,539	76,062	75,397
Penalties on overdue receivables	45,234	46,477	71,867
Interest on Deferred Regulatory Assets - CVA	11,630	10,553	33,900
Interest on taxes paid in advance	10,113	15,612	25,633
Other Interest income	27,008	11,492	49,396

	488,620	396,017	729,203

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

	December 31,

	2008	2007	2006

(-) Interest expenses
Interest on loans and financing	(210,136)	(230,203)	(234,425)
Monetary and exchange variations	(68,341)	(8,431)	(51,559)
PIS/PASEP-COFINS on interest on capital	(36,198)	(31,132)	(35,090)
Interest on R&D and EEP	(14,522)	(11,265)	(10,740)
Late fees, tax penalties, and other penalties	(8,977)	(3,845)	(12,421)
Monetary variations on Deferred Regulatory Liabilities - CVA	(9,489)	(21,969)	(24,835)
IOF tax	(8,354)	(14,831)	(3,015)
CPMF tax	(736)	(42,684)	(43,109)
Other Interest expenses	(37,504)	(11,414)	(19,316)

	(394,257)	(375,774)	(434,510)

	94,363	20,243	294,693

34 Spot Market (CCEE)

MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed on November 12, 2004 by the Electric Energy Trading Chamber (CCEE or Spot Market), a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of electric energy by COPEL Distribuição on the Wholesale Energy Market (MAE or Spot Market) in 2000, 2001, and the first quarter of 2002. These data were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency which have been challenged by the Company both administratively and judicially.

The Company's claim is substantially based on the fact that it conducted electricity sale transactions, which should not serve as basis for calculations made by the regulatory agency, only to fulfill contractual obligations to customers on the southeastern market. The estimated amount of calculation differences was approximately R$ 1,062,000 (adjusted as of December 31, 2008), which has not been recognized by the Company as a supplier liability.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

a) AES SUL

In Notification to the Energy Market Agents CAM 1313/08, dated October 22, 2008, the Spot Market (CCEE) published the amounts to be settled in relation to the preliminary injunction issued by the 15th Federal Court, from the Federal District Court Jurisdiction, in Lawsuit no. 2002.34.00.026509 -0, in favor of AES Sul, filed to dispute the retroactive application of ANEEL Ruling no. 288/2002. As a consequence, COPEL paid R$ 26,398 on November 7, 2008.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

When the amounts due for the period 2000-2002 were calculated, COPEL had already obtained a similar injunction revoking the application of ANEEL Ruling no. 288/2002 and allowing the accounting and settlement to be made by the former Spot Market (MAE), taking into account Itaipu's share of the Southeast market. On July 30, 2008, in the ruling of interlocutory appeal no. 2002.01.00.028632 -7, this decision was maintained in favor of COPEL for accounting as instructed by the former MAE on March 13, 2002 (Note 32).

The ruling in Lawsuit no. 2002.34.00.026509 -0, filed by AES Sul to dispute the retroactive application of ANEEL Ruling no. 288/2002, reinforce the favorable ruling obtained previously by COPEL.

b) CIEN Contract Renegotiation(1)

To make up for the supply under the terminated agreement with CIEN, COPEL has participated in all energy auctions in the Mechanism for the Offset of Surpluses and Deficts (Mecanismo de Compensação de Sobras e Deficits – MCSD), pursuant to MME Ordinance no. 294/2006. The shortage of offer by power generators at the auctions of power from existing facilities (A-1) in 2007 and 2008, however, has not allowed COPEL to fully make up for the loss of supply under the CIEN contract, and the Company is still 188 average MW short of fully covering its demand.

In 2008, COPEL tried to make up for the CIEN supply through auctions of power from new facilities. It acquired 141 average MW at the Jirau Hydroelectric Power Plant auction, 51 average MW at the 2008 A-3 auction, and 316 average MW at the 2008 A-5 auction, which, together and according to the respective delivery schedules, will be enough to meet its growing demand and make up for the CIEN supply.

c) Current transactions at CCEE(1)

The accumulated balances of transactions carried out by the Company are:

	Copel Geração e Transmissão	Copel Distribuição	Elejor	UEG Araucária	December 31,

					2008	2007

Current assets (Note 7)
As of December 2007	7	14	-	105	126	7,158
From October to December 2008	9,157	-	648	-	9,805	-

	9,164	14	648	105	9,931	7,158

Current liabilities (Note 22)
As of December 2007	-	-	-	-	-	1,229
From October to December 2008	-	27,962	14	-	27,976	-

	-	27,962	14	-	27,976	1,229

(1) Technical information unaudited by the independent auditors.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

Changes in spot-market energy amounts (CCEE) in 2008 are shown below:

	Balances	Payments	Adittions	Balances

	2007			2008

Current assets
Up to December 2007	7,158	(2,884)	(4,148)	126
From January to March 2008	-	(481)	481	-
From April to June 2008	-	(8,833)	8,833	-
From July to September 2008	-	(21,627)	21,627	-
From October to December 2008	-	(5,997)	15,802	9,805

	7,158	(39,822)	42,595	9,931

(-) Current liabilities
Up to December 2007	1,229	(4,266)	3,037	-
From January to March 2008	-	(96,301)	96,301	-
From April to June 2008	-	(41,703)	41,703	-
From July to September 2008	-	(53,020)	53,020	-
From October to December 2008	-	(38,700)	66,676	27,976

	1,229	(233,990)	260,737	27,976

Net total	5,929	194,168	(218,142)	(18,045)

35 Financial Instruments

a) Overview

The use of financial instruments by the Company is restricted to Cash and cash equivalents, Bonds and Securities, Accounts Receivables from Customers and Distributers, Accounts Receivable from government agencies, CRC Transferred to State Government, Loans and Financing, Debentures, and Suppliers.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

b) Market Value of Financial Instruments

The market values of the Company’s main financial instruments as of December 31, 2008, wich approximate to their book value, are shown below:

Financial Instruments		Market Value		Book Value

	2008	2007	2008	2007

Cash and cash equivalents	1,813,576	1,540,871	1,813,576	1,540,871
Accounts receivable from government agencies	171,345	303,839	171,345	303,839
CRC transferred to State Government	1,319,903	1,250,362	1,319,903	1,250,362

Bonds and securities	70,438	-	69,063	-

Loans and financing	867,517	927,952	867,517	927,952

Debentures	974,454	1,173,852	997,116	1,174,501

Suppliers - Eletrobrás (Itaipu)	100,040	74,090	100,040	74,090

Suppliers - Petrobras (Compagas)	36,775	21,031	36,775	21,031

On December 31, 2008, COPEL reviewed its financial investments considering Technical Pronoucement CPC 14 and reclassified the amount of R$ 69,063 (R$ 70,438 at market value) in National Treasury bonds (Letras do Tesouro Nacional or LTN) to the bonds and securities caption, under noncurrent assets, considering the Company's intention and ability to only redeem these bonds at maturity dates. These securities have only been acquired in 2008, so they had no impact on the 2007 statements.

The market value of the Company’s debentures was calculated according to the Unit Price quote on December 31, 2008, obtained from the National Association of the Financial Market Institutions (ANDIMA).

c) Risk Factors

1) Credit risk

The Company’s credit risk comprises the possibility of losses due to non-payment of customers electric energy bills. This risk is closely related to factors that are either internal or external to COPEL. To mitigate this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies, such as obtaining guarantees from late payers, whenever possible.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

2) Foreign currency risk

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

The financial investments classified under cash and cash equivalents held by the Company comprise almost entirely securities with the rate of return based on the return of federal bonds. The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the electricity purchase agreement with Eletrobrás (Itaipu) is recorded under Deferred Regulatory Assets and Liabilities - CVA as invoices are paid and it is passed on to customers in COPEL Distribuição's annual tariff reviews.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results. Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

The Company’s exposure to foreign currency risk is shown below:

Foreign Currency	Assets	Liabilities	Net exposure

			2008

Collaterals and escrow accounts	37,868	-	37,868
Loans and financing	-	(163,056)	(163,056)
Suppliers
Eletrobrás (Itaipu)	-	(100,040)	(100,040)
Petrobras (Compagas)	-	(36,775)	(36,775)

	37,868	(299,871)	(262,003)

3) Interest rate risk

This risk comprises the possibility of losses due to fluctuations in interest rates, which may increase the Interest expenses in connection with liabilities on the market.

The Company has not performed transactions with derivatives to cover this risk, but it has continually monitored interest rates, in order to assess the potential need for such transactions for protection for interest rate risks.

4) Accelerated maturity risk

This risk results from the potential noncompliance with contract covenants, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial ratios, which are calculated and analyzed periodically for compliance, are kept at determined levels (financial covenants).

5) Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in hydroelectric plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

This risk is calculated by the National Power System Operator (ONS), which does not anticipate the need for any rationing programs in the next two years(1), as reported in its Power Operation Plan, published annually at www.ons.org.br.

(1) Information unaudited by the independent auditors.

6) Risk of non-renewal of concessions

COPEL holds concessions for electricity generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mining and Energy with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

7) Financial Instruments – Derivatives

Pursuant to CVM Ruling no. 550, dated October 17, 2008, COPEL reviewed its transactions and did not identify any derivative instruments.

36 Related-Party Transactions

The main balances of related party transactions in COPEL’s balance sheet are:

Related party	Nature of operation	December 31,

		2008	2007

Current assets
Sanepar	Customers and distributors	8,672	8,672
Government of the State of Paraná	Customers and distributors	47,174	50,163
	Telecommunications services	4,520	8,899
	CRC (Note 9)	47,133	40,509
	VAT (ICMS) paid in advance	26,863	20,511
Petrobras	Lease of the Araucária Thermoelectric Power Plant	7,474	14,223

Noncurrent assets
Sanepar	Customers and distributors	8,672	17,343
Government of the State of Paraná	Customers and distributors	26,976	49,717
	Telecommunications services	3,211	6,805
	CRC (Note 9)	1,272,770	1,209,853
	VAT (ICMS) paid in advance	62,468	44,535
Petrobras	Advance payment to suppliers	2,435	-

Current liabilities
BNDES	Financing for investments in gas pipelines (Note 20.f)	6,526	6,328
BNDESPAR	Debentures (Note 21.b)	25,767	3,228
Dona Francisca Energética	Purchase of electricity (Note 22)	5,128	4,567
Eletrobrás	Financing (Note 20.d)	34,418	43,101
Eletrobrás (Itaipu)	Purchase of electricity (Note 22)	100,040	74,090
Government of the State of Paraná	VAT (ICMS) payable	132,380	126,322
Petrobras	Purchase of gas for resale (Note 22)	36,775	21,031

Noncurrent liabilities
BNDES	Financing for investments in gas pipelines (Note 20.f)	13,111	19,029
BNDESPAR	Debentures (Note 21.b)	202,116	269,314
Eletrobrás	Financing (Note 20.d)	275,243	272,831
Eletrobrás	ELEJOR shares to be repurchased (Note 20.e)	26,092	94,709
Petrobras	Purchase of gas - renegotiation (Note 22)	214,157	190,394

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

The main transactions with related party transactions in COPEL’s statement of operations are:

Related party	Nature of operation	December 31,

		2008	2007	2006

Gross revenues from sales and/or services
Sanepar	Energy supply	122,205	123,237	-
Government of the State of Paraná	Energy supply	95,461	94,284	71,044
	Telecommunications revenues	6,000	6,000	6 ,000
Petrobras	Lease of the Araucária Thermoelectric Power Plant	45,246	79,144	-

	Energy supply	11,453	11,330	-
	Distribution of piped gas	7,585	7,020	-
	Gas transport services	3,717	7,120	-

Energy purchased for resale
Dona Francisca Energética	Purchase of energy (Note 32.a)	55,496	51,536	49,638
Eletrobrás (Itaipu)	Purchase of energy (Note 32.a)	502,417	385,359	335,351

Natural gas and supplies for the gas business
Petrobras	Natural gas purchased for resale	163,748	132,510	177,459

Management
Officers and Directors	Wages, social charges on payroll, pension and
	healthcare contributions	9,561	8,868	8,875

Other operating expenses
COPEL Foundation	Rent of facilities	6,847	4,449	-

Interest income
Government of the State of Paraná	Income from CRC (Note 33)	189,589	167,526	119,036
	Income from renegotiated accounts receivables	8,042	7,501	-

Interest expenses
BNDES	Interest on financing for gas pipelines (Note 20.f)	2,781	2,398	3,645
BNDESPAR	Interest on Elejor debentures (Note 21.b)	26,862	27,378	24,686
Eletrobrás	Interest on financing (Note 20.d)	29,889	26,390	30,968
	Interest on Elejor redeemable shares (N. 20.e)	21,763	19,351	13,672
Petrobras	Interest on gas contract renegotiation (Note 22)	23,764	20,227	-

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

The balances of transactions between the Company and its investees are shown in Note 16.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26.41% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 20.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of December 31, 2008, the outstanding debt was R$ 40,367 and R$ 23,391, respectively.

Eletrobrás – Eletrobrás holds 1.06% of the Company’s common shares; COPEL, has obtained financing from Eletrobrás, described in Note 20.

The amounts resulting from operating activities involving related parties are billed at the rates approved by the regulatory agency (ANEEL).

37 Insurance

The types of risk coverage and the term of the Company’s main insurance policies are shown below.

Policy	Expiration date	Amount insured

Specified risks (a)	08/24/2009	1,821,072
Fire - Company-owned and rented facilities (b)	08/24/2009	301,322
Civil liability - COPEL (c)	08/24/2009	5,780
Civil liability - Compagas (c)	08/30/2009	3,000
Engineering risks - COPEL (d)	08/24/2009	dependent on each event
Domestic and international transportation - export and import (e)	08/24/2009	dependent on each event
Multi-risk - Compagas (f)	08/10/2009	3,953
Multi-risk - Compagas (f)	08/20/2009	500
Multi-risk - Elejor (f)	06/05/2009	1,424
Vehicles (g)	05/20/2009	market value
Miscellaneous risks (h)	08/24/2009	672
Operational risks - Elejor (i)	07/24/2009	528,743
Operational risks - UEG Araucária (j)	05/31/2009	630,778
Insurance for indemnizations in Courts of Law (k)	02/05/2009	7,200

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

a) Insurance for specified risks

This policy covers substations and power plants, listing their main equipment and respective insured amounts. It provides basic coverage against fire, lightning strikes, explosions of any kind, and additional coverage for potential electrical damage, miscellaneous risks, and risk to electronics and computers.

b) Fire insurance

This policy covers both Company-owned and rented facilities and part of their contents. It ensures payment of reparations to the insurance holder or property owner for the damages resulting from basic fire hazards, lightning strikes, and explosions of any kind, plus additional coverage for windstorms.

c) Civil liability insurance

This insurance provides coverage for liability for involuntary damages, bodily and/or material and/or moral, caused to third-parties as a result of the Company’s commercial and/or industrial operations.

d) Insurance for engineering risks – COPEL

This insurance provides coverage for risks of installation, assembly, disassembly, and testing of new equipment, particularly at substations and electricity plants. Policies are purchased before each risk event, according to the occurrence and need for coverage for risks of performing engineering services.

e) Transportation insurance

This insurance provides coverage for losses and damages caused to products transported by any appropriate means within both the domestic and foreign marketplaces and during import and export operations to and from foreign markets. Policies are purchased before each risk event, and are basically used to cover the transport of electrical, electronic, and telecommunications equipment.

f) Multi-risk insurance

This policy comprises the assets of the Company and provides coverage for potential damages caused by fire, lighting strikes, explosions, electrical malfunctions, risks to electronic equipment, recovery of records and documents, windstorms, smoke, and theft.

g) Vehicle insurance

This insurance covers the payment of reparations of damage suffered and expenses incurred as a result of risks to which Compagas’ 15 insured vehicles are subject. It provides basic coverage for the vehicles and additional and optional civil liability coverage for material, bodily, and moral damages caused to third-parties. Coverage limits for damages to third-parties are R$ 150 for material damages and R$ 300 for bodily damages, for each vehicle.

h) Insurance for miscellaneous risks – COPEL

This insurance covers losses and material damage caused to the assets listed in the insurance policy by any accidents with an external cause, including transportation risks. This type of insurance covers mobile and/or stationary electric equipment, computers, and electronics, whether in use at the Company's facilities or leased or loaned to third-parties.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

i) Insurance for operational risks - Elejor

This insurance covers sudden, unforeseen, and accidental losses and material damage to ELEJOR buildings, merchandise, raw materials, unfinished and finished products, packages, machinery, tools, furniture, and other devices and facilities which are part of the insured facility, in addition to loss of profit events.

j) Insurance for operational risks – UEG Araucária

This policy provides coverage for all risks (all legally insurable risks), including machinery failure, for all the facilities of the Araucária Thermoelectric Power Plant.

k) Insurance for indemnizations in Courts of Law

This insurance covers the settlement of final rulings in lawsuits against Compagas. It also replaces judicial deposits in cash, escrow deposits and the need to pledge company’s property related to Lawsuits.

l) Insurance for noncompliance with commercial contracts

This type of insurance is designed to guarantee full performance of a contract. It does not cover damages but rather liabilities for the noncompliance of contractual covenants, and it is a form of contractual guarantee provided for by.

38 Wholly-owned Subsidiaries

Shown below are the financial statements, reclassified for purposes of standardization of the chart of accounts, as of December 31, 2008, 2007 and 2006, of the following subsidiaries of COPEL: COPEL Geração e Transmissão (GET), COPEL Distribuição (DIS), COPEL Telecomunicações (TEL), Compagas (COM), Elejor (ELE), UEG Araucária (UEG), COPEL Empreendimentos (CEM), Centrais Eólicas (CEO), and Dominó Holdings (DOM). In order to allow an analysis of the statement of operation by the nature of the expenses, the operating costs and expenses are presented in an aggregate form.

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

ASSETS	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM

2008
TOTAL ASSETS	5,380,379	5,483,670	243,934	260,485	620,177	670,698	404,461	9,905	292,375

CURRENT ASSETS	1,261,255	1,603,722	48,259	80,942	51,478	136,090	7,785	8,200	7,199

Cash and cash equivalents	920,861	354,286	29,638	55,892	136	117,189	7,598	8,097	1,424
Customers and distributors, net	220,963	759,209	-	22,450	15,300	-	-	96	-
Telecommunications services, net	-	-	10,837	-	-	-	-	-	-
Dividends receivable	-	-	-	-	-	-	-	-	5,247
Services in progress	10,541	54,224	-	-	-	-	-	-	-
CRC transferred to the State Government	-	47,133	-	-	-	-	-	-	-
Recoverable Taxes	7,530	141,399	2,076	556	1,634	9,420	187	-	528
Deferred regulatory assets - CVA	-	111,098	-	-	-	-	-	-	-
Other regulatory assets	-	31,511	-	-	-	-	-	-	-
Collaterals and escrow accounts	79,079	37,208	-	-	34,042	29	-	-	-
Other receivables	11,858	19,504	557	1,508	366	9,452	-	7	-
Inventories	10,423	48,150	5,151	536	-	-	-	-	-
NONCURRENT ASSETS	4,119,124	3,879,948	195,675	179,543	568,699	534,608	396,676	1,705	285,176

Total other noncurrent assets	113,219	1,768,466	12,980	26,691	231	-	-	-	3

Customers and distributors, net	75	81,855	-	23,650	-	-	-	-	-
Telecommunications services	-	-	3,211	-	-	-	-	-	-
CRC transferred to the State Government	-	1,272,770	-	-	-	-	-	-	-
Recoverable Taxes	89,433	241,987	9,417	434	-	-	-	-	-
Deferred regulatory assets - CVA	-	53,494	-	-	-	-	-	-	-
Other regulatory assets	-	11,085	-	-	-	-	-	-	-
Collaterals and escrow deposits	-	37,868	-	-	-	-	-	-	-
Judicial deposits	21,830	64,698	352	115	231	-	-	-	3
Other receivables	1,881	4,709	-	2,492	-	-	-	-	-
Investments	469,163	2,474	-	2	-	-	396,676	-	281,524

Property, Plant, and Equipment	3,473,522	2,081,585	181,587	150,833	568,340	534,585	-	1,705	1

Intangible Assets	63,220	27,423	1,108	2,017	128	23	-	-	3,648

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

LIABILITIES	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM

2008
TOTAL LIABILITIES	5,380,379	5,483,670	243,934	260,485	620,177	670,698	404,461	9,905	292,375

CURRENT LIABILITIES	942,890	1,124,075	21,960	66,455	75,516	5,901	-	1,228	5,626

Loans and financing	61,373	14,313	-	6,526	-	-	-	-	-
Debentures	-	-	-	-	25,767	-	-	-	-
Suppliers	68,791	415,006	5,287	38,769	4,597	3,501	-	2	4
Taxes and social contributions	128,827	206,295	1,922	8,842	1,209	375	-	1,226	383
Dividends payable	562,618	141,100	3,655	10,814	1,538	-	-	-	5,237
Payroll and labor provisions	39,664	109,161	8,737	1,421	119	41	-	-	2
Post-employment benefits	5,908	15,106	1,018	-	-	-	-	-	-
Deferred regulatory liabilities - CVA	-	28,327	-	-	-	-	-	-	-
Other regulatory liabilities	11,680	14,512	-	-	-	-	-	-	-
Regulatory assets	3,548	39,575	-	-	-	-	-	-	-
R&D and EEP	28,352	93,506	-	-	2,652	1,974	-	-	-
Concession charges - ANEEL grant	-	-	-	-	38,649	-	-	-	-
Other accounts payable	32,129	47,174	1,341	83	985	10	-	-	-
NONCURRENT LIABILITIES	808,528	1,317,310	18,050	23,828	466,875	3,671	-	-	4

Loans and financing	246,927	153,326	-	13,111	26,092	-	-	-	-
Debentures	-	-	-	-	202,116	-	-	-	-
Reserve for contingencies	183,421	191,483	958	284	-	3,053	-	-	4
Intercompany loans	-	597,227	-	-	238,060	-	-	-	-
Suppliers	237,807	-	-	-		-	-	-	-
Taxes and social contributions	-	20,869	-	8,041	-	618	-	-	-
Post-employment benefits	130,054	278,005	17,092	728	-	-	-	-	-
Deferred regulatory liabilities - CVA	-	2,373	-	-	-	-	-	-	-
Other regulatory liabilities	-	7,257	-	-	-	-	-	-	-
R&D and EEP	5,324	66,755	-	-	-	-	-	-	-
Deferred revenues	-	-	-	-	-	-	-	-	-
Other accounts payable	4,995	15	-	1,664	607	-	-	-	-
SHAREHOLDERS' EQUITY	3,628,961	3,042,285	203,924	170,202	77,786	661,126	404,461	8,677	286,745

Stock capital	3,400,378	2,171,928	194,755	85,143	69,848	707,440	397,983	3,061	113,368
Capital reserves	-	-	-	-	1,134	-	39,618	-	-
Profit reserves	228,583	870,357	9,169	85,059	6,804	-	-	5,616	173,377
Accumulated losses	-	-	-	-	-	(46,314)	(33,140)	-	-

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

STATEMENT OF OPERATIONS	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM

2008

OPERATING REVENUES	1,804,035	6,264,057	113,734	289,839	172,127	45,247	-	1,070	-

Electricity sales to final customers	165,006	2,804,767	-	-	2,538	-	-	-	-
Electricity sales to distributors	1,385,477	60,722	-	-	169,589	-	-	1,070	-
Use of main transmission grid	228,129	3,330,176	-	-	-	-	-	-	-
Telecommunications revenues	-	-	113,734	-	-	-	-	-	-
Distribution of piped gas	-	-	-	286,120	-	-	-	-	-
Other operating revenues	25,423	68,392	-	3,719	-	45,247	-	-	-
DEDUCTIONS FROM OPERATING REVENUES	(259,947)	(2,498,139)	(19,435)	(56,103)	(8,602)	(4,185)	-	(206)	-

NET OPERATING REVENUES	1,544,088	3,765,918	94,299	233,736	163,525	41,062	-	864	-

OPERATING COSTS AND EXPENSES	(747,100)	(3,173,767)	(77,569)	(190,381)	(93,464)	(54,327)	-	1,701	(2,149)

Electricity purchased for resale	(70,065)	(1,789,931)	-	-	(815)	-	-	-	-
Use of main transmission grid	(163,618)	(366,561)	-	-	(14,599)	(7,081)	-	-	-
Personnel and management	(163,277)	(462,382)	(32,570)	(7,641)	(1,574)	(402)	-	-	(16)
Pension and healthcare plans	(822)	(27,464)	(1,627)	37	-	-	-	-	-
Materials and supplies	(10,282)	(44,466)	(1,659)	(542)	(215)	(67)	-	(228)	(1)
Raw materials and supplies for energy
generation	(19,577)	-	-	-	-	(2,230)	-	-	-
Natural gas and supplies for gas business	-	-	-	(163,846)	-	-	-	-	-
Third-party services	(59,795)	(207,434)	(12,295)	(4,454)	(7,573)	(13,159)	-	(478)	(1,373)
Depreciation and amortization	(140,360)	(176,081)	(29,731)	(9,364)	(16,483)	(31,722)	-	(209)	(730)
Reserve (reversals) for contingencies	(20,919)	(75,316)	3,081	(116)	-	-	-	2,625	(3)
Concession charge - ANEEL grant		-	-	-	(45,710)	-	-	-	-
Other operating costs and expenses	(98,385)	(24,132)	(2,768)	(4,455)	(6,495)	334	-	(9)	(26)
OTHER INCOME (EXPENSES), NET	(138)	(7,034)	471	53	-	-	-	-	-

OPERATING INCOME BEFORE FINANCIAL RESULTS AND EQUITY IN RESULTS OF INVESTEES	796,850	585,117	17,201	43,408	70,061	(13,265)	-	2,565	(2,149)

Interest income (expenses)	23,956	146,909	3,603	5,924	(60,464)	12,471	816	3,110	(359)
Equity in results of investees (loss)	5,759	-	-	-	-	-	(655)	-	23,158

INCOME BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION	826,565	732,026	20,804	49,332	9,597	(794)	161	5,675	20,650

Income tax and social contribution	(205,537)	(100,483)	(5,237)	(15,791)	(3,121)	-	(170)	(1,117)	(6)
Deferred income tax and social contribution	(4,738)	(87,169)	(1,723)	(1,234)	-	-	-	-	-
NET INCOME (LOSSES) FOR THE YEAR	616,290	544,374	13,844	32,307	6,476	(794)	(9)	4,558	20,644

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

ASSETS	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO

2007
TOTAL ASSETS	4,898,215	5,157,255	228,421	249,065	694,923	678,960	439,377	4,123

CURRENT ASSETS	1,185,880	1,583,595	22,568	88,945	111,140	120,980	42,046	2,209

Cash and cash equivalents	873,192	314,549	7,204	70,656	84,396	80,540	7,818	519
Customers and distributors, net	200,181	833,179	-	15,980	13,686	105	-	1,676
Telecommunications services, net	-	-	10,850	-	-	-	-	-
Dividends receivable	-	-	-	-	-	-	-	-
Services in progress	7,448	43,895	-	-	-	-	-	-
CRC transferred to the State Government		40,509	-	-	-	-	-	-
Recoverable Taxes	22,596	167,393	1,475	1,231	2,425	7,114	2	-
Deferred regulatory assets – CVA	-	67,614	-	-	-	-	-	-
Other regulatory assets	-	17,186	-	-	-	-	-	-
Collaterals and escrow accounts	60,447	24,244	-	39	10,131	13,267	34,226	-
Lease of the Araucária T.P.P.	-	-	-	-	-	14,223	-	-
Other receivables	17,477	30,353	571	524	502	5,731	-	14
Inventories	4,539	44,673	2,468	515	-	-	-	-
NONCURRENT ASSETS	3,712,335	3,573,660	205,853	160,120	583,783	557,980	397,331	1,914

Total other noncurrent assets	114,605	1,673,676	17,980	23,935	137	-	-	-

Customers and distributors, net	6,527	127,121	-	21,239	-	-	-	-
Telecommunications services	-	-	7,251	-	-	-	-	-
CRC transferred to the State Government	-	1,209,853	-	-	-	-	-	-
Recoverable Taxes	79,761	219,205	10,360	2,629	-	-	-	-
Deferred regulatory assets - CVA	-	25,478	-	-	-	-	-	-
Other regulatory assets	-	5,729	-	-	-	-	-	-
Collaterals and escrow deposits	-	22,423	-	-	-	-	-	-
Judicial deposits	27,368	58,186	369	5	137	-	-	-
Investees, subsidiaries, and parent company	-	-	-	-	-	-	-	-
Other receivables	949	5,681	-	62	-	-	-	-
Investments	10,901	2,428	-	2	-	-	397,331	-

Property, Plant, and Equipment	3,501,508	1,870,602	186,175	133,801	583,518	557,973	-	1,914

Intangible Assets	85,321	26,954	1,698	2,382	128	7	-	-

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

LIABILITIES	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO

2007
TOTAL LIABILITIES	4,816,244	5,157,255	228,421	249,065	694,923	678,960	439,377	4,123
CURRENT LIABILITIES	861,873	1,213,092	14,655	63,340	44,871	11,594	61	4

Loans and financing	57,964	15,771	-	6,328	-	-	-	-
Debentures	-	-	-	-	3,228	-	-	-
Suppliers	42,798	321,545	3,673	22,105	9,626	9,615	-	1
Taxes and social contributions	132,193	171,217	1,257	17,666	1,132	3	61	3
Dividends payable	504,687	178,319	-	15,922	894	-	-	-
Payroll and labor provisions	37,451	99,788	7,445	1,167	74	32	-	-
Post-employment benefits	8,911	31,569	1,783	-	-	-	-	-
Deferred regulatory liabilities - CVA	-	143,436	-	-	-	-	-	-
Other regulatory liabilities	24,711	21,765	-	-	-	-	-	-
Regulatory assets	3,970	28,752	-	-	-	-	-	-
R&D and EEP	31,320	149,987	-	-	2,172	1,801	-	-
Concession charges – ANEEL grant	-	-	-	-	27,084	-	-	-
Other accounts payable	17,868	50,943	497	152	661	143	-	-
NONCURRENT LIABILITIES	809,929	1,280,252	20,031	27,938	532,247	5,148	34,847	-

Loans and financing	280,377	111,553	-	19,029	49,978	-	-	-
Debentures	-	-	-	-	269,314	-	-	-
Reserve for contingencies	155,131	147,606	1,903	160	-	3,053	-	-
Intercompany loans	-	683,052	-	-	212,955	2,095	34,847	-
Suppliers	211,633	-	-	-	-	-	-	-
Taxes and social contributions	53	12,043	-	7,221	-	-	-	-
Post-employment benefits	144,335	290,421	18,128	1,528	-	-	-	-
Deferred regulatory liabilities - CVA	-	22,330	-	-	-	-	-	-
Other regulatory liabilities	11,680	7,255	-	-	-	-	-	-
Other accounts payable	6,720	5,992	-	-	-	-	-	-
SHAREHOLDERS' EQUITY	3,144,442	2,663,911	193,735	157,787	117,805	662,218	404,469	4,119

Stock capital	2,947,018	2,171,928	194,054	71,365	113,800	707,440	397,983	3,061
Capital reserves	-	-	701	-	1,134	-	39,618	-
Profit reserves	197,424	491,983	-	86,422	3,767	-	-	1,058
Accumulated losses	-	-	(1,020)	-	(896)	(45,222)	(33,132)	-

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

STATEMENT OF OPERATIONS	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO

2007
OPERATING REVENUES	1,682,165	6,140,711	92,799	273,119	158,038	164,913	-	504

Electricity sales to final customers	164,935	2,582,762	-	-	3,986	113	-	-
Electricity sales to distributors	1,275,980	76,221	-	-	154,052	85,656	-	504
Use of main transmission grid	196,488	3,416,988	-	-	-	-	-	-
Telecommunications revenues	-	-	92,799	-	-	-	-	-
Distribution of piped gas	-	-	-	265,954	-	-	-	-
Other operating revenues	44,762	64,740	-	7,165	-	79,144	-	-
DEDUCTIONS FROM OPERATING REVENUES	(238,836)	(2,396,337)	(14,148)	(50,507)	(7,989)	(10,459)	-	(18)

NET OPERATING REVENUES	1,443,329	3,744,374	78,651	222,612	150,049	154,454		486

OPERATING COSTS AND EXPENSES	(645,483)	(2,895,143)	(75,279)	(153,524)	(81,948)	(133,735)	(15)	(276)

Electricity purchased for resale	(55,490)	(1,412,068)	-	-	(1,678)	(34,917)	-	-
Use of main transmission grid	(169,278)	(548,598)	-	-	(15,062)	(10,205)	-	-
Personnel and management	(157,569)	(450,102)	(28,716)	(6,001)	(1,506)	(419)	-	-
Pension and healthcare plans	16,513	(1,536)	(226)	(811)	-	-	-	-
Materials and supplies	(11,272)	(50,423)	(950)	(425)	(81)	(35)	-	(180)
Raw materials and supplies for energy generation	10,673	-	-	-	-	(25,419)	-	-
Natural gas and supplies for gas business	-	-	-	(132,726)	-	-	-	-
Third-party services	(57,035)	(192,088)	(11,263)	(3,450)	(6,608)	(10,813)	(15)	(10)
Depreciation and amortization	(137,755)	(190,839)	(28,243)	(7,314)	(16,310)	(49,427)	-	(69)
Reserve (reversals) for contingencies	(5,117)	(36,256)	(3,503)	(429)	-	-	-	-
Concession charge - ANEEL grant	-	-	-	-	(33,497)	-	-	-
Other operating costs and expenses	(79,153)	(13,233)	(2,378)	(2,368)	(7,206)	(2,500)	-	(17)
OTHER INCOME (EXPENSES), NET	(31,932)	(12,001)	(81)	-	-	1	-	-

OPERATING INCOME BEFORE FINANCIAL RESULTS AND EQUITY IN RESULTS OF INVESTEES	765,914	837,230	3,291	69,088	68,101	20,720	(15)	210

Interest income (expenses)	30,061	114,918	1,615	3,083	(60,117)	6,584	(649)	19
Equity in results of investees (loss)	148	-	-	-	-	-	12,527	-

INCOME BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION	796,123	952,148	4,906	72,171	7,984	27,304	11,863	229

Income tax and social contribution	(205,476)	(285,286)	(3,140)	(24,284)	(1,873)	(11,100)	-	(17)
Deferred income tax and social contribution	(4,756)	10,943	1,522	-	-	4,675	-	-
NET INCOME (LOSSES) FOR THE YEAR	585,891	677,805	3,288	47,887	6,111	20,879	11,863	212

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

STATEMENT OF OPERATIONS	GET	DIS	TEL	COM	ELE	UEG	CEM

2006
OPERATING REVENUES	1,502,407	5,888,995	88,799	306,439	111,922	108,923	-

Electricity sales to final customers	133,822	2,404,441	-	-	2,262	21,865	-
Electricity sales to distributors	1,161,336	105,704	-	-	109,660	87,058	-
Use of main transmission grid	197,757	3,322,242	-	-	-	-	-
Telecommunications revenues	-	-	88,799	-	-	-	-
Distribution of piped gas	-	-	-	306,319	-	-	-
Other operating revenues	9,492	56,608	-	120	-	-	-
DEDUCTIONS FROM OPERATING REVENUES	(230,702)	(2,425,846)	(12,185)	(61,877)	(5,575)	(4,406)	-

NET OPERATING REVENUES	1,271,705	3,463,149	76,614	244,562	106,347	104,517	-

OPERATING COSTS AND EXPENSES	(384,664)	(3,065,995)	(70,996)	(196,169)	(63,501)	(88,664)	(33)

Electricity purchased for resale	(64,283)	(1,403,475)	-	-	(4,275)	-	-
Use of main transmission grid	(169,843)	(581,775)	-	-	(10,365)	-	-
Personnel and management	(153,759)	(448,667)	(27,195)	(5,428)	(1,484)	(288)	-
Pension and healthcare plans	(34,683)	(87,296)	(4,938)	(697)	-	-	-
Materials and supplies	(10,689)	(55,407)	(1,321)	(391)	(34)	(11)	-
Raw materials and supplies for energy generation	270,461	-	-	-	-	(69,203)	-
Natural gas and supplies for gas business	-	-	-	(177,702)	-	-	-
Third-party services	(61,996)	(180,791)	(6,541)	(3,207)	(5,893)	(995)	-
Depreciation and amortization	(131,038)	(176,297)	(26,938)	(6,688)	(10,128)	(26,679)	-
Reserve (reversals) for contingencies	15,719	(99,815)	(783)	-	-	-	-
Concession charge - ANEEL grant	-	-	-	-	(26,423)	-	-
Other operating costs and expenses	(44,553)	(32,472)	(3,280)	(2,056)	(4,899)	8,512	(33)
OTHER INCOME (EXPENSES), NET	(954)	(6,360)	(64)	371	-	-	-

OPERATING INCOME BEFORE FINANCIAL RESULTS AND EQUITY IN RESULTS OF INVESTEES	886,087	390,794	5,554	48,764	42,846	15,853	(33)

Interest income (expenses)	348,922	108,787	310	176	(49,268)	494	-
Equity in results of investees (loss)	-	-	-	-	-	-	10,032

INCOME BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION	1,235,009	499,581	5,864	48,940	(6,422)	16,347	9,999

Income tax and social contribution	(335,375)	(120,949)	(965)	(18,919)	-	-	-
Deferred income tax and social contribution	5,198	7,203	(169)	-	-	372	-
NET INCOME (LOSSES) FOR THE YEAR	904,832	385,835	4,730	30,021	(6,422)	16,719	9,999

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

39 Segment Information

The Company’s business segments were represented by COPEL S.A. (Holding) and its wholly-owned subsidiaries: COPEL Geração e Transmissão S.A. (Generation and Transmission), COPEL Distribuição S.A. (Distribution), COPEL Telecomunicações S.A. (Telecom), Companhia Paranaense de Gás – COMPAGAS, Centrais Elétricas do Rio Jordão S.A. – ELEJOR, COPEL Empreendimentos Ltda, UEG Araucária and Centrais Eólicas do Paraná Ltda and Dominó Holdings S.A. (2008).

The Company evaluates and manages segment performance based on information generated from its statutory accounting records maintained in accordance with Brazilian GAAP and reflected in its consolidated financial statements.

Information on total segment assets as at December 31, 2008 and 2007, under Brazilian GAAP, is as follows:

	December 31

	2008	2007

Holding	9,774,440	9,061,774
Generation and Transmission	5,380,379	4,898,215
Distribution	5,483,670	5,157,255
Telecom	243,934	228,421
Compagás	260,485	249,065
Elejor	620,177	694,923
COPEL Empreendimentos Ltda.	404,461	439,377
UEG Araucária	670,698	678,960
Centrais Eólicas do Paraná Ltda.	9,905	4,123
Dominó Holdings S.A.	292,375	-
Eliminations	(9,886,898)	(8,939,124)

Total assets	13,253,626	12,472,989

In order to allow an analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in an aggregate form. These statements feature the results of operations of 2008, 2007 and 2006, not taking into account the equity in the results of subsidiaries. In the years of 2007 and 2006, in order to allow comparative analyses between the three years (2008, 2007 and 2006), a recast has been made to the information reflected in the tables below, considering the incorporation of Copel Participações (PAR).

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

											Subtractions
2008	Generation										and
STATEMENT OF OPERATIONS 2008	and					UEG	Copel	Centrais			noncontrollin	COPEL
	Transmissio	Distribution	Telecom	Compagas	Elejor	Araucária	Empreendimentos	Eólicas	Dominó	Holding	interest	consolidated

OPERATING REVENUES	1,804,035	6,264,057	113,734	289,839	172,127	45,247	0	1,070	0	0	(384,714)	8,305,395

Electricity sales to final customers	165,006	2,804,767	-	-	2,538	-	-	-	-	-	(3,431)	2,968,880
Electricity sales to distributors	1,385,477	60,722	-	-	169,589	-	-	1,070	-	-	(253,764)	1,363,094
Use of main transmission grid	228,129	3,330,176	-	-	-	-	-	-	-	-	(85,207)	3,473,098
Telecommunications revenues	-	-	113,734	-	-	-	-	-	-	-	(33,130)	80,604
Distribution of piped gas	-	-	-	286,120	-	-	-	-	-	-	(2,411)	283,709
Leases and rents	891	50,245	-	-	-	45,246	-	-	-	-	(1,067)	95,315
Other	24,532	18,147	-	3,719	-	1	-	-	-	-	(5,704)	40,695
DEDUCTIONS FROM OPERATING REVENUES	(259,947)	(2,498,139)	(19,435)	(56,103)	(8,602)	(4,185)	-	(206)	-	-	-	(2,846,617)

NET OPERATING REVENUES	1,544,088	3,765,918	94,299	233,736	163,525	41,062	-	864	-	-	(384,714)	5,458,778

OPERATING COSTS AND EXPENSES	(747,100)	(3,173,767)	(77,569)	(190,381)	(93,464)	(54,327)	-	1,701	(2,149)	(29,713)	384,792	(3,981,977)
Electricity purchased for resale	(70,065)	(1,789,931)	-	-	(815)	-	-	-	-	-	245,725	(1,615,086)
Use of main transmission grid	(163,618)	(366,561)	-	-	(14,599)	(7,081)	-	-	-	-	85,207	(466,652)
Personnel and management	(163,277)	(462,382)	(32,570)	(7,641)	(1,574)	(402)	-	-	(16)	(5,965)	-	(673,827)
Pension and healthcare plans	(822)	(27,464)	(1,627)	37	-	-	-	-	-	(140)	-	(30,016)
Materials and supplies	(10,282)	(44,466)	(1,659)	(542)	(215)	(67)	-	(228)	(1)	(14)	-	(57,474)
Raw materials and supplies –
electricity generation	(19,577)	-	-	-		(2,230)	-	-	-	-	2,533	(19,274)
Natural gas and supplies - gas business	-	-	-	(163,846)	-	-	-	-	-	-	-	(163,846)
Third-party services	(59,795)	(207,434)	(12,295)	(4,454)	(7,573)	(13,159)	-	(478)	(1,373)	(3,909)	42,222	(268,248)
Depreciation and amortization	(140,360)	(176,081)	(29,731)	(9,364)	(16,483)	(31,722)	-	(209)	(730)	(63)	-	(404,743)
Provisions and reversals	(20,919)	(75,316)	3,081	(116)	-	-	-	2,625	(3)	(8,246)	-	(98,894)
Concession charge - ANEEL grant	-	-	-	-	(45,710)	-	-	-	-	-	-	(45,710)
Compensation for use of water
resources	(81,493)	-	-	-	(5,020)	-	-	-	-	-	-	(86,513)
Other operating costs and expenses	(16,892)	(24,132)	(2,768)	(4,455)	(1,475)	334	-	(9)	(26)	(11,376)	9,105	(51,694)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

											Subtractions
	Generation										and
STATEMENT OF OPERATIONS 2008	and					UEG	Copel	Centrais			noncontrollin	COPEL
	Transmissio	Distribution	Telecom	Compagas	Elejor	Araucária	Empreendimento	Eólicas	Dominó	Holding	interest	consolidated

OTHER INCOME (EXPENSES),
NET	(138)	(7,034)	471	53	-	-	-			(23,875)	-	(30,523)

OPERATING INCOME (LOSS) BEFORE FINANCIAL RESULTS AND EQUITY IN RESULTS OF INVESTEES	796,850	585,117	17,201	43,408	70,061	(13,265)	-	2,565	(2,149)	(53,588)	78	1,446,278

Interest income (expenses)	23,956	146,909	3,603	5,924	(60,464)	12,471	816	3,110	(359)	(41,525)	(78)	94,363

Equity in results of investees	-	-	-	-	-	-	(179)		23,158	(8,661)	-	14,318

INCOME (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	820,806	732,026	20,804	49,332	9,597	(794)	637	5,675	20,650	(103,774)	-	1,554,959

Income tax and social contribution	(205,537)	(100,483)	(5,237)	(15,791)	(3,121)	-	(170)	(1,117)	(6)	(20,602)	-	(352,064)
Deferred income tax and social
contribution	(4,738)	(87,169)	(1,723)	(1,234)	-	-	-	-	-	(11,218)	-	(106,082)

Noncontrolling interest	-	-	-	-	-	-	-	-	-	-	(18,069)	(18,069)

INCOME (LOSS) FOR THE YEAR	610,531	544,374	13,844	32,307	6,476	(794)	467	4,558	20,644	(135,594)	(18,069)	1,078,744

Capital Expenditure	(91,669)	(495,198)	(24,582)	(26,140)	(1,305)	(8,752)	-	-	-	-	-	(647,646)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

2007

										Subtractions
	Generation									and
STATEMENT OF OPERATIONS	and					UEG	Copel	Centrais		noncontrolling
2007	Transmission	Distribution	Telecom	Compagas	Elejor	Araucária	Empreendimentos	Eólicas	Holding	interest	Consolidated

OPERATING REVENUES	1,682,165	6,140,711	92,799	273,119	158,038	164,913	-	504	-	(592,155)	7,920,094

Electricity sales to final customers	164,935	2,582,762	-	-	3,986	113	-	-	-	(4,116)	2,747,680
Electricity sales to distributors	1,275,980	76,221	-	-	154,052	85,656	-	504	-	(224,818)	1,367,595
Use of main transmission grid	196,488	3,416,988	-	-	-	-	-	-	-	(296,513)	3,316,963
Telecommunications revenues	-	-	92,799	-	-	-	-	-	-	(28,906)	63,893
Distribution of piped gas	-	-	-	265,954	-	-	-	-	-	(21,874)	244,080
Leases and rents	782	46,850	-	-	-	79,144	-	-	-	(1,009)	125,767
Other	43,980	17,890	-	7,165	-	-	-	-	-	(14,919)	54,116
DEDUCTIONS FROM OPERATING REVENUES	(238,836)	(2,396,337)	(14,148)	(50,507)	(7,989)	(10,459)	-	(18)	-	1,861	(2,716,433)

NET OPERATING REVENUES	1,443,329	3,744,374	78,651	222,612	150,049	154,454	-	486	-	(590,294)	5,203,661

OPERATING COSTS AND EXPENSES	(645,483)	(2,895,143)	(75,279)	(153,524)	(81,948)	(133,735)	(15)	(276)	(209,180)	590,294	(3,604,289)
Electricity purchased for resale	(55,490)	(1,412,068)	-	-	(1,678)	(34,917)	-	-	-	224,818	(1,279,335)
Use of main transmission grid	(169,278)	(548,598)	-	-	(15,062)	(10,205)	-	-	-	297,076	(446,067)
Personnel and management	(157,569)	(450,102)	(28,716)	(6,001)	(1,506)	(419)	-	-	(5,621)	217	(649,717)
Pension and healthcare plans	16,513	(1,536)	(226)	(811)	-	-	-	-	(89)	-	13,851
Materials and supplies	(11,272)	(50,423)	(950)	(425)	(81)	(35)	-	(180)	(6)	154	(63,218)
Raw materials and supplies – electricity generation	10,673	-	-	-	-	(25,419)	-	-	-	23,700	8,954
Natural gas and supplies - gas business	-	-	-	(132,726)	-	-	-	-	-	-	(132,726)
Third-party services	(57,035)	(192,088)	(11,263)	(3,450)	(6,608)	(10,813)	(15)	(10)	(5,249)	45,589	(240,942)
Depreciation and amortization	(137,755)	(190,839)	(28,243)	(7,314)	(16,310)	(49,427)	-	(69)	-	-	(429,957)
Provisions and reversals	(5,117)	(36,256)	(3,503)	(429)	-	-	-	-	(197,130)	-	(242,435)
Concession charge - ANEEL grant	-	-	-	-	(33,497)	-	-	-	-	-	(33,497)
Compensation for use of water resources	(69,472)	-	-	-	(4,466)	-	-	-	-	-	(73,938)
Other operating costs and expenses	(9,681)	(13,233)	(2,378)	(2,368)	(2,740)	(2,500)	-	(17)	(1,085)	(1,260)	(35,262)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

OTHER INCOME (EXPENSES), NET	(31,932)	(12,001)	(81)	-	-	1	-		13,286	(382)	(31,109)

OPERATING INCOME (LOSS) BEFORE FINANCIAL RESULTS AND EQUITY IN RESULTS OF INVESTEES	765,914	837,230	3,291	69,088	68,101	20,720	(15)	210	(195,894)	(382)	1,568,263

Interest income (expenses)	30,061	114,918	1,615	3,083	(60,117)	6,584	(649)	19	(75,269)	(2)	20,243

Equity in results of investees	-	-	-	-	-	-	-	-	9,509	-	9,509

INCOME (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	795,975	952,148	4,906	72,171	7,984	27,304	(664)	229	(261,654)	(384)	1,598,015

Income tax and social contribution	(205,476)	(285,286)	(3,140)	(24,284)	(1,873)	(11,100)	-	(17)	(4,992)	-	(536,168)
Deferred income tax and social contribution	(4,756)	10,943	1,522	-	-	4,675	-	-	63,469	-	75,853

Noncontrolling interest	-	-	-	-	-	-	-	-	-	(31,090)	(31,090)

INCOME (LOSS) FOR THE YEAR	585,743	677,805	3,288	47,887	6,111	20,879	(664)	212	(203,177)	(31,474)	1,106,610

Capital Expenditure	(57,809)	(412,950)	(30,647)	(13,683)	(479)	(915)	-	-	-	-	(516,483)

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

2006

									Subtractions
STATEMENT OF OPERATIONS	Generation								and
2006	and					UEG	Copel		noncontrolling
	Transmission	Distribution	Telecom	Compagas	Elejor	Araucária	Empreendimentos	Holding	interest	Consolidated

OPERATING REVENUES	1,502,407	5,888,995	88,799	306,439	111,922	108,923	-	-	(586,159)	7,421,326

Electricity sales to final customers	133,822	2,404,441	-	-	2,262	21,865	-	-	(3,909)	2,558,481
Electricity sales to distributors	1,161,336	105,704	-	-	109,660	87,058	-	-	(172,783)	1,290,975
Use of main transmission grid	197,757	3,322,242	-	-	-	-	-	-	(294,585)	3,225,414
Telecommunications revenues	-	-	88,799	-	-	-	-	-	(30,745)	58,054
Distribution of piped gas	-	-	-	306,319	-	-	-	-	(79,238)	227,081
Leases and rents	921	40,918	-	-	-	-	-	-	(974)	40,865
Other	8,571	15,690	-	120	-	-	-	-	(3,925)	20,456
DEDUCTIONS FROM OPERATING
REVENUES	(230,702)	(2,425,846)	(12,185)	(61,877)	(5,575)	(4,406)	-	-	-	(2,740,591)

NET OPERATING REVENUES	1,271,705	3,463,149	76,614	244,562	106,347	104,517	-	-	(586,159)	4,680,735

OPERATING COSTS AND EXPENSES	(384,664)	(3,065,995)	(70,996)	(196,169)	(63,501)	(88,664)	(33)	146,390	586,243	(3,137,389)
Electricity purchased for resale	(64,283)	(1,403,475)	-	-	(4,275)	-	-	-	172,782	(1,299,251)
Use of main transmission grid	(169,843)	(581,775)	-	-	(10,365)	-	-	-	294,589	(467,394)

Personnel and management	(153,759)	(448,667)	(27,195)	(5,428)	(1,484)	(288)	-	(5,354)	291	(641,884)
Pension and healthcare plans	(34,683)	(87,296)	(4,938)	(697)	-	-	-	(73)	-	(127,687)
Materials and supplies	(10,689)	(55,407)	(1,321)	(391)	(34)	(11)	-	(6)	-	(67,859)
Raw materials and supplies - electricity generation	270,461	-	-	-	-	(69,203)	-	-	(79,322)	121,936
Natural gas and supplies – gas business	-	-	-	(177,702)	-	-	-	-	-	(177,702)
Third-party services	(61,996)	(180,791)	(6,541)	(3,207)	(5,893)	(995)	-	(8,042)	29,808	(237,657)
Depreciation and amortization	(131,038)	(176,297)	(26,938)	(6,688)	(10,128)	(26,679)	-	-	-	(377,768)
Provisions and reversals	15,719	(99,815)	(783)	-	-	-	-	165,548	-	80,669
Concession charge - ANEEL grant	-	-	-	-	(26,423)	-	-	-	-	(26,423)
Compensation for use of water resources	(38,046)	-	-	-	(1,332)	-	-	-	-	(39,378)
Other operating costs and expenses	(6,507)	(32,472)	(3,280)	(2,056)	(3,567)	8,512	(33)	(5,683)	168,095	123,009

Companhia Paranaense de Energia - COPEL

Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazillian reais unless otherwise stated

									Subtractions
STATEMENT OF OPERATIONS	Generation								and
2006	and					UEG	Copel		noncontrolling
	Transmission	Distribution	Telecom	Compagas	Elejor	Araucária	Empreendimentos	Holding	interest	Consolidated

OTHER INCOME (EXPENSES),
NET	(954)	(6,360)	(64)	371	-	-	-	(15,970)	-	(22,977)

OPERATING INCOME (LOSS)BEFORE FINANCIAL RESULTS AND EQUITY IN RESULTS OF INVESTEES	886,087	390,794	5,554	48,764	42,846	15,853	(33)	130,420	84	1,520,369

Interest income (expenses)	348,922	108,787	310	176	(49,268)	494	0	(114,645)	(84)	294,692

Equity in results of investees	-	-	-	-	-	-	-	(813)	-	(813)
INCOME (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	1,235,009	499,581	5,864	48,940	(6,422)	16,347	(33)	14,962	-	1,814,248

Income tax and social contribution	(335,375)	(120,949)	(965)	(18,919)	-	-	-	(23,517)	-	(499,725)
Deferred income tax and social
contribution	5,198	7,203	(169)	-	-	372	-	(70,558)	-	(57,954)

Noncontrolling interest	-	-	-	-	-	-	-		(13,888)	(13,888)

INCOME (LOSS) FOR THE YEAR	904,832	385,835	4,730	30,021	(6,422)	16,719	(33)	(79,113)	(13,888)	1,242,681

Capital Expenditure	(117,635)	(349,293)	(30,132)	(10,902)	(59,816)	-	-	-	-	(567,778)

40 Summary of Principal Differences between Brazilian GAAP and U.S. GAAP

(a) Description of the GAAP differences

COPEL's accounting policies comply with Brazilian GAAP and its consolidated financial statements are prepared in accordance with Brazilian GAAP. Notes 2, 3 and 4 to the financial statements summarize the accounting policies adopted by the Company. Accounting policies that differ significantly from accounting principles generally accepted in the United States of America ("U.S. GAAP") are summarized as follows:

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

For purposes of the U.S. GAAP reconciliation, shareholders' equity under U.S. GAAP was increased by R$ 329,583 and R$ 514,240 as of December 31, 2008 and 2007, respectively, due to the additional inflation restatement adjustments, net of depreciation. The amounts related to historical cost generated increases in depreciation and amortization charges of R$ 159,856, R$ 158,817 and R$ 156,653 in 2008, 2007 and 2006, respectively.

a(ii) Concession arrangements

When concessions expire unrenewed, the property, plant and equipment reverts to the Brazilian government and under Brazilian legislation COPEL is required to be reimbursed by the Brazilian government for the amounts recorded in local book of such assets at that time. Under Brazilian GAAP, property, plant and equipment are recorded at construction cost or purchase price and are depreciated over their useful lives. All existing infrastructure assets were acquired by COPEL with none having been received as a result of the concession agreement.

Under US GAAP the individual property, plant and equipment accounting balances may be more or less than the Brazilian GAAP balances due to supplementary accounting for inflation in 1996 and 1997, the capitalization of interest costs related to construction in progress, special obligations, indemnification costs and fair value adjustments on acquisition as described in Note 40.a(iv) to the December 31, 2008 financial statements. Under US GAAP property, plant and equipment are depreciated over their useful lives to salvage or residual value at the end of the concession period. The residual value at the expiration of the concession agreement recorded in local book of the property, plant and equipment, which is equal to the amount to be reimbursed by the Brazilian government at that time.

a(iii) Statement of cash flows

By Requirement of Law 11.638/07 and MP 449/08, the Cash Flow Statements presented on pages F-7 and F-8 are now mandatory, under BRGAAP, in replacement of the Statement of Changes in Financial Position. The Statements of Cash Flows are presented in accordance with Brazilian GAAP and in line with International Accounting Standard No. 7, describing cash flows from operating, financing and investing activities.

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

The details of these adjustments are as follows:
Amounts adjusted to U.S. GAAP income of operations	2006

Reversal of special obligations amortization (recognized through property, plant
and equipment)	(303,926)
Reversal of deferred taxes	103,335

Net amount	(200,591)

After such adjustments, the balance of Special Obligations presented under Brazilian GAAP equals such balance presented under U.S. GAAP, and the respective amortization, to be recognized by the Company as from future tariff reviews will be the same in both Brazilian GAAP and U.S. GAAP.

a(iv).3 Indemnification costs

Brazilian utility companies are allowed to capitalize excess costs incurred in the course of building new plants, such as contractual penalties on delays in construction or contractors' claims and provision for labor and civil contingencies recorded after the construction is concluded and the plants are already operating. Under U.S. GAAP, such excess costs would not be capitalized.

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

For purposes of the U.S. GAAP reconciliation, shareholders' equity under U.S. GAAP was decreased by R$ 133,654 as of December 31, 2005. These adjustments increased net income under U.S. GAAP by R$ 133,654 in 2006. As of December 31, 2005, the following deferred regulatory assets and liabilities were written-off:

		December 31, 2005

	Current	Noncurrent	Total

Deferred regulatory assets – CVA	128,187	8,559	136,746
Deferred regulatory liabilities – CVA	(65,664)	(24,912)	(90,576)
Regulatory asset - PIS and Cofins	43,876	43,608	87,484

	106,399	27,255	133,654

In June 2006, the Company stopped granting discounts on the tariff approved by the regulatory body, ANEEL. Consequently, for U.S. GAAP reconciliation purposes, there are no adjustments of this nature to the shareholders equity as of December 31, 2008 and 2007.

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

Under U.S. GAAP, SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”, amended in 2006 by SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" require recognition of costs on a more comprehensive accrual basis. Under SFAS No. 158, U.S. GAAP requires the recognition of either an asset or a liability, stated at fair value, for the difference between projected benefit obligations (as defined in SFAS No. 87 and SFAS No. 106) and plan assets, and all the changes in that funded status to be recognized through comprehensive income. SFAS No. 158 also establishes the measurement date of plan assets and obligations as the date of the employer's fiscal year end, and provides for additional annual disclosures. The disclosures required by SFAS No. 158 are presented in Note 40.c.(iii) below.

a(v).2 Goodwill adjustment

Sercomtel S.A. - Telecomunicações and Sercomtel Celular S.A.

Under Brazilian GAAP the goodwill on the purchase of the 45% interest in Sercomtel S.A. - Telecomunicações and Sercomtel Celular S.A. was totally amortized over ten years up to December 31, 2008.

For U.S. GAAP reconciliation purpose, the Company, according to SFAS 142, stopped amortizing goodwill as from January 1, 2002 and reviewed it for impairment in accordance with paragraph 19(h) of APB18 "The Equity Method of Accounting for Investments in Common Stock". The reversal of the amortization recorded under BR GAAP for the year ended December 31, 2008 was R$ 1,791 and for the years ended December 31, 2007 and 2006 was R$ 4,808, in each year.

For Brazilian GAAP purposes, the Company recorded provision for impairment in the amounts of R$ 6,195 for Sercomtel Celular S.A. and of R$ 18,301 for Sercomtel S.A. – Telecomunicações. For U.S. GAAP purposes, the Company has recorded an additional impairment losses in the amounts of R$ 2.680 for Sercomtel Celular S.A. and of R$ 26,933 for Sercomtel S.A. – Telecomunicações.

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

The reversal of the amortization of goodwill recorded under BR GAAP in Elejor for the year ended December 31, 2008 was R$754 and for the years ended December 31, 2007 and 2006 was R$754, in each year.

No goodwill impairment was identified.

COPEL Empreendimentos Ltda.

In 2006, the Company acquired the quotas of El Paso Empreendimentos Ltda, parent company of UEG Araucária, and changed its name to COPEL Empreendimentos Ltda, as described in Note 40 a(v)13. As a result of this acquisition, COPEL recorded R$53,954 of goodwill under Brazilian GAAP, which started to amortize in 2007. The reversal of the amortization of goodwill recorded under BR GAAP for the year ended December 31, 2008 amounted to R$ 2,346 and for the year ended December 31, 2007 was R$ 2,346..

a(v).3 Equity in results of investees

Law no. 11,638/07 and Executive Act no. 449/08 have changed the affiliate concept and the reach of the application of the equity method of the investments in affiliates classified non current assets. As of January 1 2008, the investments in affiliate where the company has significant influence, or in which an investor participates with more than 20% of the investees common stock, or that they are part of one same economic group or are under common control, will be evaluated by the equity method of acoounting.

Under U.S. GAAP, the equity method is only required for investments with significant influence as established in APB 18 - Equity Method of Accounting for Investments in Common Stocks. During 2008, the Company increased its interest in Dominó Holdings S.A. from 15% to 45%, accordingly, under USGAAP, from 2008 this investment should be accounted for using equity method. Due to the change in such accounting practice, the shareholders´ equity for the year ended December 31, 2007 and the net income for the years ended December 31, 2007 and 2006 have been retroactively adjusted to reflect this accounting practice change, in accordance with APB 18 – The equity method of accounting for investments in common shares, paragraph 19.M. As a result, the shareholders´equity under USGAAP for the year ended December 31, 2007 has been increased by R$ 52,336 and the net income for the years ended December 31, 2007 and 2006 has been increased by R$ 643 and R$ 4,827, respectively, compared to as previously reported.

In addition, under Brazilian energy regulated accounting, equity in results of investees is recognized in a special caption in the statement of operations before the caption other income (expenses). Under U.S. GAAP equity in results of investees is classified in the statement of operations in a caption after income tax expenses.

a(v).4 Adjustment on equity interest in joint-controlled subsidiary consolidated proportionately under Brazilian GAAP

This is a presentation difference only and does not affect the net income per shareholders` equity as determined under US GAAP.

Sumarized balance sheet, state of income and cash flow information as of and for the year ended December 31, 2008 proportionally consolidated in the company’s of BR GAAP financial statements is presented in Note 17 item “e”. The USGAAP basic adjustment is related to the reversal of the amortization of goodwill related to Sanepar in the amount of R$ 5,110 record in 2008. The effect of this adjustment is included as adjustment on equity interest on joint controlled subsidiary consolidated proportionally under Brazilian GAAP, a line item in the reconciliations of net income and shareholder’s equity.

As from January 14, 2008 Dominó Holdings S.A. is accounted for using proportional consolidation under Brazilian GAAP. Under USGAAP, it is accounted for using equity method.

a(v).5 Deferred charges

With the adoption of Law 11.638/07 and Executive Act 449/08 the accounting treatment of “Deferred Charges” has changed for Brazilian GAAP.

With such changes and considering that the Company applied the requirements of Law 11.638/07 retroactively as from January 1, 2006, Brazilian GAAP and U.S. GAAP treatment of research and development and pre operating costs became similar.

For Brazilian GAAP, the accounting group “Deferred Charges” was extinguished and as of January 1, 2006 the balances registered in this account were reclassified to Property, Plant and Equipment, Intangible assets or, if they do not fulfill the requirements to be classified in those groups, they were treated as expenses.

For U.S. GAAP, the amounts previously recognized as expenses remained written off.

a(v).6 Tax incentives recognition

Until 2007, under Brazilian GAAP, tax incentives gains are recorded directly against shareholders’ equity. For 2007 the tax incentives gains amount to R$21,047.

Under U.S. GAAP, tax incentives gains are recorded in the statement of operations.

From January 1st, 2008 on, Law no. 11,638/07 and Executive Act no. 449/08 have changed the BRGAAP accounting treatment for tax incentives to record gains in the statement of operations.

a(v).7 Income taxes

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

According to U.S. GAAP, the Company has recorded deferred tax assets and liabilities for income tax and social contribution tax, as presented below:

	As of December 31

	2008	2007

Deferred tax asset under U.S. GAAP	465,083	527,005
Deferred tax liability under U.S. GAAP	(332,756)	(356,195)

Net deferred tax asset under U.S. GAAP	132,327	170,810

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods for which deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowance at December 31, 2008 and 2007. The amount of the deferred tax assets is considered realizable; however, could be reduced in the near term if estimates of future taxable income are reduced.

The Company adopted the provisions of FIN 48 on January 1, 2007 and recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As a result of the implementation of FIN 48, the company did not record any further tax benefit or a liability related to uncertainty in income taxes, beyond those already recorded under Brazilian Accounting Principles (note 10).

The Company and its subsidiaries file federal income tax returns only in Brazil. For years before 2003, the Company is no longer subject to Brazilian federal income tax examinations. All income before taxes, Noncontrolling interest and related income taxes are from Brazilian sources. The main lawsuits challenges by the Brazilian Revenue Service are described in note 10. Management, based on the opinion of the legal counsel, considers that there are no significant risks that are not covered by liabilities already recorded or that would result in a material change to its financial position or results of operations. The Company cannot predict that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company’s policy is to record penalties and interest related to unrecognized tax benefits as Interest expenses in the consolidated statements of income. For the balances shown in note 10, the Company made escrow deposits waiting for the final decision by the Brazilian courts. Therefore the company is not subject to penalties and the interest expenses are offset by the monetary restatement applied to the judicial deposits.

For purposes of the U.S. GAAP reconciliation, the adjustment for deferred taxes relates to the U.S. GAAP adjustments.

a(v).8 Comprehensive income

Brazilian GAAP does not recognize the concept of comprehensive income.

Under U.S. GAAP, SFAS 130, "Reporting comprehensive income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity. For U.S. GAAP reconciliation purposes, the amounts related to the initial transition obligation and unrecognized gains (losses) of the pension plan and the related deferred tax effect were recorded as adjustments directly to equity and have been considered as other comprehensive income.

The components of accumulated other comprehensive income are as follows:

		December 31

	2008	2007

Unrecognized gain	638,265	643,918
Income tax	(217,010)	(218,932)

Total accumulated other comprehensive gain	421,255	424,986

a(v).9 Earnings (loss) per share

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

Since the preferred and common shareholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the ''two-class'' method. The ''two-class'' method is an earnings allocation formula that deterMining earnings per share for preferred and common stock according to the dividends declared as required by the Company's by-laws and participation rights in undistributed earnings calculated in accordance with the rights to dividends of each class of shares as discussed on Note 29 (a). At the meeting held on March 31, 2004, the EITF came to a final consensus about EITF 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128". Usually, participating securities entitle the holder to a portion of a company's income frequently through a formula related to dividends of the common shares of the company. This standard clarifies the term "participating securities", under FASB No. 128.

When an instrument is considered as a "participating security", it has the potential of significantly reducing the basic earnings per common share and therefore the "two-class method" should be used to compute the effect of the instrument on earnings per share. The consensus also includes other instruments which terms include a specific participation, as well as allocation of loss. If undistributed gains should be allocated in "participating securities" using the "two-class method", losses should also be allocated. However, EITF 03-6 limits this allocation only to situations in which the securities have (1) the right to profit sharing in the company, and (2) an objective and determinable contractual obligation for participation in the company's losses. The consensus obtained with EITF 03-6 is effective for fiscal years starting after March 31, 2004. EPS in prior years should be retroactively adjusted to comply with EITF 03-6. The basic and dilutive earnings per share are presented on the table in Note 40 b(ii).

Earnings (loss) per share data is presented per shares. Such presentation is consistent with the practice in Brazil of trading and quoting shares in share lots.

a(v).10 Segment reporting

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

The Company operates principally in the energy business and the Company’s business segments are represented by COPEL S.A. (Holding) and its wholly-owned subsidiaries: COPEL Geração e Transmissão S.A. (Generation and Transmission), COPEL Distribuição S.A. (Distribution), COPEL Telecomunicações S.A. (Telecom), Companhia Paranaense de Gás – COMPAGAS, Centrais Elétricas do Rio Jordão S.A. – ELEJOR, COPEL Empreendimentos Ltda., UEG Araucária Ltda, COPEL Participações S.A., Centrais Eólicas do Paraná Ltda and Dominó Holding S.A which are presented in Note 38.

a(v).11 Impairment of long-lived assets

Under Brazilian GAAP long-lived assets are tested annually for impairment in order to detect evidence of unrecoverable losses or whenever significant events or changes in circunstances indicate that the carrying amount of any such asset may not be recoverable. Whenever there is a loss, resulting from situations where an asset's carrying amount exceeds its recoverable value, defined as the greater between the asset's fair value loss costs to sell and its value in use (preferably based on the projected discounted cash flows of future operations) this loss is charged to the statement of operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure that the asset is depreciated according to the estimated net realizable values at the estimated date of substitution.

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

a(v).12 Centrais Elétricas do Rio Jordão S.A. - Elejor

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

Payment of concession

ELEJOR signed the concession agreement on October 25, 2001 which has a term of 35 years for the Santa Clara and Fundão hydroelectric plants. ELEJOR will pay the Federal Government for the exploitation of hydro-electrical resources, from the sixth through the end of the 35th year, with annual payments of R$19 million (original amount), payable in monthly installments, beginning on October 25, 2006. This amount is monetarily adjusted, on an annual basis, by the IGP-M. As of December 31, 2008, the contractual obligation, monetarily adjusted, for the payments through the end of the concession totaled R$ 1,137,521 (2007- R$ 996,019), equivalent to R$ 349,448 (2007 - R$297,093) at its present value).

Under Brazilian GAAP, the costs related to the contractual obligations for the payments through the end of the concession are recorded similar to rental agreements (operating leases).

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

				2008

			Amounts	Amounts
			recorded in	recorded in
	Concession	Intangible	shareholders'	statements of
	liability	asset	equity	operations

Net present value at the date of the acquisition of the
concession	98,028	98,028	-	-
Increase of the liability as a result of monetary adjustment and
present value adjustment reversal	251,420	165,892	(85,528)	(52,355)
Amortization of intangible concession asset	-	(25,251)	(25,251)	(8,797)

Amounts recorded as of and for the year ended December 31,
2008 under U.S. GAAP
	349,448	238,669	(110,779)	(61,152)

Liability recorded under Brazilian GAAP as of December 31,
2008	38,649	0	38,649	11,565

				2007

			Amounts	Amounts
			recorded in	recorded in
	Concession	Intangible	shareholders'	statements of
	liability	asset	equity	operations

Net present value at the date of the acquisition of the
concession	98,028	98,028	-	-
Increase of the liability as a result of monetary adjustment and
present value adjustment reversal	199,065	165,892	(33,173)	(13,883)
Amortization of intangible concession asset		(16,454)	(16,454)	(9,168)

Amounts recorded as of and for the year ended December 31,
2007 under U.S. GAAP	297,093	247,466	(49,627)	(23,051)

Liability recorded under Brazilian GAAP as of December 31,
2007
	27,084	-	27,084	(5,086)

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

(*) The purchase price allocation identified an intangible asset related to the right to explore UEG Araucária generation concession. The total amount assigned to the intangible asset will be amortized from October 2006 (beginning of UEG operations) to December 22, 2029 (date the concession expires), therefore resulting in an annual amortization rate of 4.3% . The amortization expense recorded under U.S. GAAP was R$ 7,914 and R$ 7,914 and R$ 1,979 in the years ended 2008, 2007 and 2006 respectively.

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

The results of operations of Centrais Eólicas do Paraná are included in the Company’s income statements as from September 1, 2007.

The fair values of the assets acquired and liabilities assumed at the date of acquisition are summarized in the table below:

2007

Current Assets	1.954
Income tax	436
Property, plant and equipment	701

Total assets acquired	3.091

Current liabilities	30

Total liabilities assumed	30

Net assets	3.061

Percentage acquired	70%

Net assets acquired	2.143
Total amount paid	2.143

The purchase price allocation identified a negative goodwill which was allocated as a pro rata reduction of the property, plant and equipment amounts. The total amount assigned to property, plant and equipment will be amortized from over the useful lives of the respective assets.

a(v).15 Acquisition of Dominó Holdings S.A.

As described in Note 17(e), on January 14, 2008 the COPEL has acquired 30% interest of the share capital of Dominó Holdings S.A..

Under U.S. GAAP, the Company has recorded such acquisition based on the fair value of the assets acquired and liabilities assumed in accordance with the purchase price method of accounting to SFAS 141.

The fair values of the assets acquired and liabilities assumed at the date of acquisition are summarized in the table below:

2008

Current Assets	19,387
Noncurrent assets	7
Income tax	127,762
Investments	236,211
Property, plant and equipment	1

Total assets acquired	383,368

Current liabilities	15,949
Noncurrent liabilities	-

Total liabilities assumed	15,949

Net assets	367,419

Percentage acquired	30%

Net assets acquired	110,226
Total amount paid	110,226

The purchase price allocation identified a negative goodwill which has been allocated to investments. The differences between the cost of the investments and the amount of the underlining equity in net assets of the investee is accounted for as if the investee were a consolidated subsidiary, thus representing for US GAAP purposes, a reduction of depreciation expenses in the amount of R$ 3,720 in the year ended December 31, 2008.

a(v).16 Financial statement note disclosures

Brazilian GAAP in general requires less information to be disclosed in the notes to the financial statements than U.S. GAAP. The additional disclosures required by U.S. GAAP, which are relevant to the accompanying financial statements, are included herein.

a(v).17 Reclassifications

Reserves for contingencies

Under Brazilian GAAP, the reserves for contingencies are stated net of their corresponding judicial deposits in the financial statements.

Under U.S. GAAP, the balances of the provisions for contingencies and their corresponding judicial deposits are recorded gross. Accordingly, noncurrent assets and noncurrent liabilities under U.S. GAAP would be increased by R$60,017 and R$65,018 at December 31, 2008 and 2007, respectively. This difference has no net income or equity effect.

(b) Reconciliation of differences between Brazilian GAAP and U.S. GAAP

b(i) Shareholders' equity reconciliation of the differences between Brazilian GAAP and U.S. GAAP

		December 31,

	Ref. to
	Note 40	2008	2007

Shareholders’ equity under Brazilian GAAP		8,053,087	7,236,177
Increase (decrease) due to remeasurement up to December 31, 1997, based on IGP-DI
Property, plant and equipment
Cost	a.(i)	5,065,468	5,090,269
Accumulated depreciation	a.(i)	(4,735,885)	(4,576,029)

		329,583	514,240

Different criteria for
Capitalization of interest during construction
Reversal of interest capitalized under Brazilian regulated accounting,
net of accumulated depreciation	a.(iv).1	(279,980)	(314,959)
Reversal of monetary and exchange variations and administrative expenses capitalized under Brazilian regulated accounting, net of
accumulated depreciation	a.(iv).1	(285,885)	(279,519)
Capitalization of interest under U.S. GAAP	a.(iv).1	1,147,300	1,108,273
Depreciation of capitalized interest under U.S. GAAP	a.(iv).1	(826,762)	(791,309)
Reversal of indemnification costs, net of accumulated amortization	a.(iv).3	(208,894)	(202,610)
Pension Plan adjustment	a.(v).1	868,065	863,941
Reversal of goodwill amortization recorded in BR GAAP	a.(v).2	42,658	37,765
Impairment of goodwill for US GAAP	a.(v).2	(29,613)	(3,687)
Reversal of equity in results of investees recognized under Brazilian
GAAP	a.(v).3	(691)	(417)
Adjustment on equity interest in joint-controlled subsidiary consolidated
proportionately under Brazilian GAAP	a.(v).4	5,110	-
Deferred charges	a.(v).5	(5,172)	(5,172)
Reversal of concession agreement Elejor recognized under Brazilian
GAAP	a.(v).12	38,649	27,084
Monetary adjustment and present value adjustment reversal on
concession liability - Elejor	a.(v).12	(85,528)	(33,173)
Amortization of intangible concession asset – Elejor	a.(v).12	(25,251)	(16,454)
Reversal of amortization of deferred charges recognized under Brazilian
GAAP – UEGA	a.(v).13	30,167	30,112
Amortization of concession asset recognized under U.S. GAAP – UEGA	a.(v).13	(17,807)	(9,893)

		December 31,

	Ref. to
	Note 40	2008	2007

Depreciation of property, plant and equipment underlying to the
investment of Dominó Holdings S.A.	a.(v).15	3,720	-
Deferred income tax effects on the adjustments above	a.(v).7	(230,457)	(302,656)
Noncontrolling shareholders’ interest on the adjustments above		28,229	35,357

Shareholders' equity under U.S. GAAP		8,550,528	7,893,100

b(ii) Net income reconciliation of the differences between Brazilian GAAP and U.S. GAAP

			Year ended December 31

	Ref. to
	Note 40	2008	2007	2006

Net income under Brazilian GAAP		1,078,744	1,106,610	1,242,680
Increase (decrease) due to remeasurement up to
December 31, 1997-based on IGP-DI
Property, plant and equipment:
Cost	a.(i)	(24,801)	(26,530)	(17,363)
Depreciation	a.(i)	(159,856)	(158,817)	(156,653)
Reversal of special obligations (amortization of
remeasurement)	a.(iv).2	-	-	171,214

		(184,657)	(185,347)	(2,802)

Different criteria for
Capitalization of interest during construction
Reversal of interest capitalized under Brazilian
regulated accounting, net of depreciation	a.(iv).1	34,979	44,315	34,286
Reversal of monetary and exchange variations and
administrative expenses capitalized under Brazilian
regulated accounting, net of depreciation	a.(iv).1	(6,366)	8,097	(1,237)
Capitalization of interest under U.S. GAAP	a.(iv).1	39,027	38,483	33,362
Depreciation of capitalized interest under U.S. GAAP	a.(iv).1	(35,453)	(35,463)	(35,448)
Reversal of amortization of special obligations	a.(iv).2	-	-	(475,140)
Reversal of indemnification costs, net of amortization	a.(iv).3	(6,284)	(94,438)	1,552
Deferred regulatory asset	a.(iv).4	-	-	133,654
Pension - SFAS 87 adjustments	a.(v).1	70,064	(6,932)	-
Health-care - SFAS 106 adjustments	a.(v).1	(60,285)	(12,562)	(11,660)
Reversal of goodwill amortization recorded in BR GAAP	a.(v).2	4,893	7,719	5,563
Impairment of goodwill for US GAAP	a.(v).2	(25,926)	(3,687)	-
Reversal of equity in results of investees recognized
under Brazilian GAAP	a.(v).3	(274)	80	7,915
US GAAP Adjustment on equity interest in joint-
controlled subsidiary consolidated proportionally under
Brazilian GAAP	a.(v).4	5,110	-	-
Deferred charges	a.(v).5	-	36	167
Regulatory adjustment	a.(iv).5	-	-	(43,641)
Reversal of concession agreement Elejor recognized
under Brazilian GAAP	a.(v).12	11,565	(5,086)	32,170
Monetary adjustment and present value adjustment
reversal on concession liability - Elejor	a.(v).12	(52,355)	(13,883)	(19,290)
Amortization of intangible concession asset - Elejor	a.(v).12	(8,797)	(9,168)	(7,286)
Reversal of amortization of deferred charges recognized under Brazilian GAAP - UEGA	a.(v).13	55	30,112	-

		Year ended December 31

	Ref. to Note 40	2008	2007	2006

Amortization of concession asset recognized under
U.S. GAAP - UEGA	a.(v).13	(7,914)	(7,914)	(1,979)
Depreciation of property, plant and equipment underlying to the investment of Dominó Holdings S.A.	a.(v).15	3,720	-	-
Tax incentives	a.(v).6	-	21,047	-
Deferred income tax effects on the adjustments above	a.(v).7	70,275	84,889	120,821
Noncontrolling shareholders’ interest on the adjustments above		(7,128)	14,902	10,437

Net income under U.S. GAAP		922,993	981,810	1,024,124

Other comprehensive income	a.(v).8	(3,731)	(42,104)	-

Comprehensive income under U.S. GAAP		919,262	939,706	1,024,124

Net income per share in accordance
with U.S. GAAP

Common shares - Basic and Diluted	a.(v).9	3.22	3.43	3.57

Weighted average (thousand) common shares outstanding		145,031	145,031	145,031

Preferred shares Class A - Basic and Diluted	a.(v).9	4.17	4.37	4.25

Weighted average (thousand) preferred shares		398	399	403

Preferred shares Class B - Basic and Diluted	a.(v).9	3.54	3.77	3.93

Weighted average (thousand) preferred shares		128,226	128,225	128,221

Net income allocated to:
Common shares		467,067	496,843	518,317
Preferred shares Class A		1,660	1,743	1,714
Preferred shares Class B		454,266	483,224	504,093

		922,993	981,810	1,024,124

b(iii) Statements of changes in shareholders' equity in accordance with U.S. GAAP

	Year ended December 31

	2008	2007	2006

Shareholders' equity under U.S. GAAP at beginning of the year	7,893,100	7,221,144	6,010,881
Adoption of SFAS 158 as of December 31, 2006, net of deferred income taxes - recorded directly in accumulated other comprehensive income	-	-	467,090
Comprehensive income
Net income for the year	922,993	981,810	1,024,124
Other comprehensive income	(3,731)	(42,104)
Dividends - interest on equity	(261,834)	(267,750)	(280,951)

Shareholders' equity under U.S. GAAP at end of the year	8,550,528	7,893,100	7,221,144

(c) Additional disclosures required by U.S. GAAP

Based on the report of the Company's independent actuaries, the funded status and related amounts under U.S. GAAP as at December 31, 2008 and 2007 for the Company's pension obligations to retirees in accordance with SFAS No. 132 (revised 2003), "Employer's Disclosures About Pensions and Other Post-Retirement Benefits", are as follows:

c(i) Retirement Pension Plan

c(i).1 Changes in Benefit Obligation

	Year ended December 31

	2008	2007

Benefit obligation, beginning of year	2,518,605	2,239,135
Service cost	15,963	14,279
Interest cost	282,252	243,846
Actuarial (gain) losses	(3,742)	207,330
Benefits paid	(199,381)	(185,985)

Benefit obligation, end of year	2,613,697	2,518,605

c(i).2 Changes in plan assets

	Year ended December 31

	2008	2007

Fair value of plan assets, beginning of year	3,255,449	2,906,979
Expected return on plan assets	363,364	324,401
Company contributions	4,226	46,312
Actuarial gain (loss)	(37,332)	163,742
Benefits paid	(199,381)	(185,985)

Fair value of plan assets, end of year	3,386,326	3,255,449

c(i).3 Funded status

	December 31,

	2008	2007

Actuarial present value of:
Vested benefit obligation	1,867,005	1,799,270
Non-vested benefit obligation	746,933	703,763

Total accumulated benefit obligation	2,613,938	2,503,033

Projected benefit obligation	2,613,697	2,518,605
Fair value of plan assets	(3,386,326)	(3,255,449)

Total assets at December 31	(772,629)	(736,844)

Total assets required at December 31	(772,629)	(736,844)

Total liabilities recognized by the Company under Brazilian GAAP	95,436	127,097

Total adjustments to U.S. GAAP shareholders' equity	868,065	863,941

c(i).4 Actuarial weighted average assumptions (percentage)

	2008		2007		2006

	(i)	(ii)	(i)	(ii)	(i)	(ii)

Discount rate	11.51	6.00	11.35	6.00	11,30	6.00
Salary increase rate	7.30	2.00	7.15	2.00	7.10	2.00
Expected return on plan assets	11.51	6.00	11.35	6.00	11.30	6.00
Inflation	5.20	-	5.05	-	5.00	-

(i) With inflation
(ii) Without inflation

c(i).5 Components of Net Periodic Pension Cost

	Year ended December 31

	2008	2007	2006

Service cost	15,963	14,279	7,390
Interest cost	282,252	243,846	369,414
Expected return on assets	(363,364)	(324,401)	(320,715)
Amortizations
Net actuarial gain	(36,335)	(36,810)	(24,434)
Employees' contributions	-	(327)	(233)

Net periodic pension cost (revenue) under U.S. GAAP	(101,484)	(103,413)	31,422

Pension revenue (costs) considered under Brazilian GAAP	31,420	110,345	(31,422)

Adjustment to U.S. GAAP net income	70,064	(6,932)	-

The components of the projected net periodic pension credit for 2009 are as follows:

2009

Service cost	20,398
Interest cost	289,985
Expected return on assets	(384,655)
Amortizations
Net actuarial (gain) loss	(28,068)

Net periodic pension credit under U.S. GAAP	(102,340)

c(ii) Post-retirement health-care plan

c(ii).1 Changes in benefit obligation

	Year ended December 31

	2008	2007

Benefit obligation, beginning of year	476,830	463,547
Service cost	1,492	2,056
Interest cost	52,527	50,277
Actuarial gain	(52,373)	(2,381)
Benefits paid (only inactive participants)	(24,889)	(36,669)

Benefit obligation, end of year	453,587	476,830

c(ii).2 Changes in plan assets

	Year ended December 31

	2008	2007

Fair value of plan assets, beginning of year	114,392	120,324
Return on plan assets	12,372	13,476
Company’s contributions	62,771	57,269
Actuarial losses	(5,698)	(3,837)
Benefits paid (only inactive participants)	(73,540)	(72,840)

Fair value of plan assets, end of year	110,297	114,392

c(ii).3 Funded status

	December 31

	2008	2007

Total accumulated benefit obligation	453,587	476,830
Fair value of plan assets	(110,297)	(114,392)

Unfunded position	343,290	362,438

Total liabilities at December 31,	343,290	362,438
Total liabilities recognized by the Company under Brazilian GAAP	(343,290)	(362,438)

Total adjustments to U.S. GAAP shareholders' equity	-	-

c(ii).4 Net periodic post-retirement costs

	Year ended December 31

	2008	2007	2006

Service cost	1,492	2,056	7,325
Interest cost	52,527	50,277	52,886
Expected return on plan assets	(12,372)	(13,476)	(9,161)
Amortizations
Net actuarial loss	2,679	3,512	2,610
Unrecognized net transition obligation	9,050	9,050	9,050

Net periodic post-retirement cost under U.S. GAAP	53,376	51,419	62,710

Post-retirement revenues (costs) considered under Brazilian GAAP	6,909	(38,857)	(51,050)

Adjustment to U.S. GAAP net income	(60,285)	(12,562)	(11,660)

The components of the projected net periodic post-retirement cost for 2009 are as follows:

2009

Service cost	1,535
Interest cost	50,274
Actual return on assets	(12,519)
Amortizations
Initial transition obligation	9,050

Net periodic post-retirement cost under U.S. GAAP	48,340

c (iii) Effect of initial recognition provision of SFAS 158

The FASB issued SFAS nº 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans” in September 2006. As required, the Company adopted this statement effective on December 31, 2006. The following table illustrates the adjustments of the incremental effect of applying this statement in the consolidated balance sheet as of December 31, 2006:

	Before application of SFAS 158	Incremental effect of applying SFAS 158	After application of SFAS 158

Prepaid pension cost – noncurrent assets		842,848	842,848
Liability for pension benefits – noncurrent	(382,891)	(135,136)	(518,027)
Deferred Income taxes – noncurrent liabilities		(240,622)	(240,622)
Accumulated other comprehensive income		467,090	467,090

c(iv) Benefits to be paid

The benefits expected to be paid by the Company for the next ten years and in the aggregate for the five fiscal years thereafter are as follows:

Year	Pension Plan	Other Benefits	Total

2009	214,263	18,839	233,102
2010	217,883	19,364	237,247
2011	221,322	19,898	241,220
2012	224,911	20,565	245,476
2013	228,404	21,366	249,770
2014	232,064	22,369	254,433
2015	235,703	23,535	259,238
2016	238,342	24,799	263,141
2017	240,281	26,074	266,355
2018	242,334	27,277	269,611
2019 to 2023	1,199,201	155,620	1,354,821

c(v) Asset allocation and investment strategy

 The asset allocation for the Company's pension and health-care plans at the end of 2008 and 2007 and the target allocation for 2009, by asset category, is broken down below:

	Year ended December 31

	Target allocation for 2009	2008	2007

Equity securities (a)	11.1%	11.1%	26.4%
Real estate (b)	2.1%	2.1%	1.7%
Loans (c)	1.6%	1.6%	1.2%
Fixed income (d)	84.8%	84.8%	70.2%
Other	0.4%	0.4%	0.5%

	100.0%	100.0%	100.0%

The plan assets are valued using the fair market value assumptions as follows:

(a)	Equities Securities – are valued at market prices based on quoted prices in the Bolsa de Valores de Sao Paulo – BOVESPA (Sao Paulo Stock Exchange).
(b)	Real Estate – the valuation is determined by periodic fair value valuation based on market prices using an independent appraisal report. These independent appraisers use the following valuation methodologies to value the assets: market values for similar assets or replacement cost.
(c)	Loans – are valued based on the present value of cash flows embedded in the loans discounted at an appropriate current market rate. We believe this value represents a fair estimate of their fair market rates.
(d)	Fixed Income – These are securities which generate interest income based on a percentage of the average daily Brazilian interbank interest rate and are thus considered market rates.

The plan investment strategy is based on a noncurrent macroeconomic scenario. Besides that scenario was changed since the international economic crisis in 2008, Brazilian economy is expected to have lower long term risk and controlled inflation levels, expecting to recover the economic growth in late 2009.

The assets mix allowed by Law for Pension Funds can be composed by fixed income, equity securities, loans and real estate. The fixed income target allocation ranges from 37% to 100%, equity securities target allocation is up to 50%, real estate is up to 8% and loans, up to 5%. The Fund administration has decided to mantain the historical assets mix, under very low risk on equities securities and strong positions on governmental debts related bonds, were the interest rates are higher than actuarial targets.

As of December 31, 2008 and 2007, the pension plan assets include securities issued by COPEL as follows:

	Defined benefit pension plan

	2008	2007

Debentures	5,776	4,058
Shares	3,600	4,113

	9,376	8,171

The Company expects to contribute with R$54,128 to its pension plan which includes the defined benefit plans(plans I and II) and the defined contribution plan (plan III) and R$39,573 to its health-care plan in 2009.

Additional information

COPEL is also a sponsor of a defined contribution plan for all employees.

The contribution for the years ended December 31, 2008, 2007 and 2006 were, respectively, R$ 43,196, R$ 44,028 and R$ 45,416.

c(vi) Concentration of credit risk

Credit risk with respect to customer accounts receivable is diversified. COPEL continually monitors its customer accounts receivable and limits its exposure to bad debts by curtailing service if any invoice is one month overdue. Exceptions comprise supply of electricity that must be maintained for reasons of safety or national security. The Company purchased electricity for resale from Eletrobrás (Itaipu) totaling R$ 502,417, R$ 385,359 and R$ 335,351, corresponding to 31.1%, 30.1% and 23.3% of the cost of electricity purchased for resale, in 2008, 2007 and 2006, respectively. Eletrobrás owns 1.1% of the Company's common shares.

c(vii) Fair value measurement

In September 2006, the FASB issued SFAS 157, which defines a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurement; however it establishes additional disclosures about instruments measured at fair value. That pronouncement has been effective since January 1, 2008.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Furthermore, SFAS 157 also provides requirements of three-level hierarchy for fair value measurements based upon the observable and unobservable inputs to the valuation of a financial instrument at the measurement date. SFAS 157 defines observable inputs as market data obtained from independent sources, and unobservable inputs reflect market assumptions.

The three-level hierarchy of fair value is, as followed:

Level 1: Quoted prices for identical instruments in active market;

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable;
Level 3: Instruments whose significant inputs are unobservable.

	Year Ended 31.12.08	Quoted price in active market for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total loss

Goodwill in investees – Sercomtel Telecomunicações and Sercomtel Celular	1,026	-	-	1,026	(29,613)

In accordance with the provisions of SFAS 142, the goodwill related to the investees Sercontel Telecomunicações e Sercontel Celular with an U.S. GAAP carrying amount of R$30,639 were written down to their fair value of R$1,026, resulting in an impairment charge of R$29,613, which was included in earnings for the year ended December 31, 2008, in addition to the amounts already recorded for BRGAAP (note 17 g).

c(viii) New accounting pronouncements

In December 2007, the FASB issued SFAS 141R, “Business Combinations” and SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” – an amendment to ARB No. 51. These statements require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for fiscal years beginning after December 15, 2008, and, once effective, it will be applied to all future business combinations.

In March 2008, FASB issued SFAS 161 “Disclosure about derivative instruments and hedging activities”. This statement amends and expands the disclosure requirements of Statement 133 Accounting for Derivative Instruments and Hedging Activities, with the intent to provide users of financial statements with an enhanced understanding of (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. To meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of adopting of this Statement.

In May 2008, FASB issued SFAS 162 “The hierarchy of Generally Accepted Accounting Principles”. This Statement applies to financial statements of nongovernmental entities and identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with USGAAP hierarchy. This Statement becomes effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of adopting of this Statement and does not expect it has a material effect on its consolidated financial statements.

In May 2008, FASB published FASB Staff Position FAS 142-3 “Determination of the useful life of intangible assets”. Originally, SFAS 142 “Goodwill and Other Intangible Assets” states that the determination of the useful life shall include consideration of any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost. This FASB Staff Position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. This pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of adopting this Statement.

In December 2008, FASB issued FASB Staff Position FAS 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets”, which provide guidance on disclosures regarding plan assets of a defined pension or other postretirement plan, such as how investment allocation decisions are made and certain aspects of its fair value measurements. The objective of this standard is to provide transparency related to the types of assets and the associated risks and events that could have a significant effect on the value of plan assets. This pronouncement is effective for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact of adopting this Statement.

41 Condensed unconsolidated financial information of Companhia Paranaense de Energia – COPEL

The condensed unconsolidated financial information of Companhia Paranaense de Energia - COPEL, as of December 31, 2008 and 2007 and for each of the three years in the period ending on December 31, 2008, under Brazilian GAAP is as follows:

(a) Balance sheets

	December 31

	2008	2007

Assets
Current assets
Cash and cash equivalents	318,455	56,186
Dividends receivable	719,061	700,225
Recoverable taxes	94,009	79,328
Collateral and escrow accounts	436	2,806
Other receivables, net	4	8

	1,131,965	838,553

Noncurrent assets
Intercompany loans	929,293	795,933
Bonds and securities	69,063	-
Recoverable taxes	121,338	125,712
Judicial deposits	26,268	34,512
Other receivables, net	3,132	-

	December 31

	2008	2007

	1,149,094	956,157

Investments	7,472,829	7,267,064
Intangible assets	20,552	-

	8,642,475	8,223,221

	9,774,440	9,061,774

Liabilities and shareholders’ equity
Current liabilities
Loans and financing	24,896	20,223
Debentures	169,233	168,599
Taxes and social contribution	57,993	51,818
Dividends payable	239,265	244,023
Other	845	1,343

	492,232	486,006

Noncurrent liabilities
Loans and financing	414,959	400,032
Debentures	600,000	733,360
Reserve for contingencies	214,162	206,199

	1,229,121	1,339,591

Shareholders' equity
Capital stock	4,460,000	4,460,000
Capital reserves	838,340	838,340
Profit reserves	2,754,747	1.937,837

	8,053,087	7,236,177

Total liabilities and shareholders' equity	9,774,440	9,061,774

(b) Statements of operations

	December 31

	2008	2007	2006

Operating income (expenses)
Personnel expenses	(5,965)	(5,621)	(5,354)
Third party services	(3,909)	(5,249)	(8,042)
Taxes and social contribution	(2,473)	(35)	(1,761)
Provisions and reversals	(8,246)	(197,130)	165,548
Other expenses, net	(32,995)	11,765	(3,607)

	(53,588)	(196,270)	146,784

Operating profit (loss) before financial results and equity in results of investees	(53,588)	(196,270)	146,784

Interest results
Interest income	107,428	90,891	45,221
Interest expenses	(172,633)	(193,806)	(174,457)

	(65,205)	(102,915)	(129,236)

Equity in results of investees	1,227,904	1,346,836	1,317,590

Income before income tax and social contribution	1,109,111	1,047,651	1,335,138

Income tax and social contribution	(30,367)	58,959	(92,458)

Net income for the year	1,078,744	1,106,610	1,242,680

(c) Statements of cash flows

	Year ended December 31

	2008	2007	2006

Net cash provided by operating activities	544,738	152,399	677,132
Cash Flows from Investing activities
Payments under loans to related parties	176,027	-	-
Additions to other investiments-net of cash acquired	(58,584)	(5,836)	(604,743)

Net cash provided by (used in) investing activities	117,443	(5,836)	(604,743)

Cash Flows from Financing activities
Loans and financing obtained	-	334,982	(9,756)
Debentures	(133,320)	(717,738)	629,408
Dividends paid	(266,592)	(292,323)	(122,922)

Net cash provided by (used in) financing activities	(399,912)	(675,079)	496,730

Net increase (decrease) in cash and cash equivalents	262,269	(528,516)	569,119

Cash and cash equivalents at the beginning of the year	56,186	584,702	15,583

Cash and cash equivalents at the end of the year	318,455	56,186	584,702

	262,269	(528,516)	569,119

     On December 28, 2007, Law No. 11,638 was enacted, altering, revoking and adding new provisions to Brazilian corporate law.

     The unconsolidated condensed financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 have been prepared in accordance with BRGAAP including the provisions of Law No. 11,638/07 and Executive Act No. 449/08.

     Therefore, the unconsolidated condensed financial statements as of December 31, 2007 and 2006 and for each of the two years in the period ended December 31, 2007, have been adjusted and are being restated as set forth in NPC No. 12 “Accounting Policies, Changes in Accounting Estimates and Errors” (Normas e Procedimentos de Contabilidade – NPC No. 12 – “Práticas Contábeis, Mudanças de Estimativas Contábeis e Correção de Erros” or “NPC No. 12”) as the Company has determined the transition date as of January 1, 2006 for the application of the provisions of Law No. 11,638/07 and Executive Act No. 449/08.

Information relating to Companhia Paranaense de Energia - COPEL unconsolidated condensed financial statements presented above is as follows:

• Recoverable Taxes - As of December 31, 2008 and 2007 Companhia Paranaense de Energia - COPEL recorded part of the tax credits referring to tax loss carryforwards, based on expectations of future taxable income for income tax and social contribution up to a period of 10 years.

• Related Parties: The Company has the following balances outstanding with related parties:

	December 31

	2008	2007

Noncurrent assets
COPEL Distribuição	691,233	761,086
Elejor	238,060	-
COPEL Empreendimenos Ltda		34,847

Total	929,293	795,933

• Investments - As of December 31, 2008 and 2007, investments in subsidiaries are comprised as follows:

	December 31

	2008	2007

COPEL Geração e Transmissão	3,628,961	3,144,442
COPEL Distribuição	3,042,285	-
Dominó Holdings S.A.	286,745	2,663,911
COPEL Telecomunicações	203,924	193,735
COPEL Participações	-	1,226,802
Other Investments	310,914	38,174

	7,472,829	7,267,064

• Dividends receivable - The dividends receivable are comprised as follows:

	December 31

	2008	2007

Investees and subsidiaries
COPEL Geração e Transmissão	562,618	504,688
COPEL Distribuição	141,100	178,300
Compagas	5,515	-
Dominó Holdings	5,237	-
COPEL Telecomunicações	3,655	-
Elejor	936	-
COPEL Participações	-	17,237

Total	719,061	700,225

• Debentures - The information related to the Company’s debentures is disclosed in note 21, item a.

• Reserve for contingencies - Companhia Paranaense de Energia - COPEL recorded reserves for contingencies mainly related to Cofins and PIS/PASEP. See note 28 for more information.

The provisions for contingencies are shown below:

	December 31

	2008	2007

Regulatory	9,249	-
Civil	434	16
Tax:
Tax claims	25,726	34,570
COFINS	178,753	171,613

	214,162	206,199

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

As of December 31, 2008, total restricted subsidiaries net assets amount to R$7,410,158 composed as follows:

2008

COPEL Geração e Transmissão S.A.	3,628,961
COPEL Distribuição S.A.	3,042,285
UEG Araucária Ltda.	661,126
Centrais Elétricas Rio Jordão – Elejor	77,786

Total	7,410,158

42 Subsequent Event

In June 2009, ANEEL approved the annual readjustment of the tariff of Copel Distribuição, increasing it by an average of 18.04%, of which 11.42% related to the energy purchased and regulatory charges (Parcel A costs) and 6.62% related to other financial components costs. The above readjustment became effective as of June 24, 2009.

Due the mechanism of tariff, the captive consumers would be impacted by an effective increase of 12.8%, i.e., the portion of the other financial components costs would not be removed from the tariff approved in 2008 in order to compensate part of the annual readjustment granted in 2009.

However, due to the current global economic e financial crisis, the Executive Committee, pursuant to instructions from the controlling shareholder (State of Paraná), understood that, for the moment, the tariff readjustment set forth by ANEEL should cause no average effect on the captive consumers.

As a subsequent event, Copel has sent to ANEEL a formal request DRDO-C/780/2009/DFI, of 06.24.2009, asking for the deferral of part of the annual readjustment to future periods. In case of this request be approved by ANEEL, the Company will entitle to apply the percentage of the tariff increase in future periods up to the next ordinary tariff review, which is performed every four years.

As of December, 31, the amounts to be deferred are described below:

R$ thousand

Assets
Deferred regulatory assets – current asset	64,952
Deferred regulatory assets – non current asset	59,582

124,534
Liabilities
Deferred regulatory liabilities – current asset	(16,884)
Deferred regulatory liabilities – non current asset	(9,628)

(26,512)

Total Deferred regulatory assets, net	98,022

If ANEEL does not agree to defer the tariff increase, the Company will have to decide whether to pass through the tariff increase or write-off the total amount recorded as deferred regulatory assets, net as of December 31,2008.

*  *  *