Form 20-F
period 2009-12-31
ENERGY CO OF PARANA
filed 2010-06-30
CIK 1041792

As filed with the Securities and Exchange Commission on June 30, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number: 001-14668

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Exact Name of Registrant as Specified in its Charter)

Energy Company of Paraná (Translation of Registrant’s Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

Rua Coronel Dulcídio, 800

80420-170 Curitiba, Paraná, Brazil

(Address of Principal Executive Offices)

Ronald Thadeu Ravedutti

+55 41 3222 2027 - ri@copel.com

Rua Coronel Dulcídio, 800, 3rd floor - 80420-170 Curitiba, Paraná, Brazil

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2009:

145,031,080 Common Shares, without par value

394,841 Class A Preferred Shares, without par value

128,229,454 Class B Preferred Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒             No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐            No ☒

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

Our audited consolidated financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 included in this annual report have been prepared in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on:

•         Brazilian corporate law (“Lei das SAs” or “Brazilian Corporate Law”);

•         the rules and regulations of the Brazilian Securities Commission, Comissão de Valores Mobiliários (“CVM”);

•         the accounting manual of the Brazilian regulatory agency for the electricity sector, Agência Nacional de Energia Elétrica —  ANEEL (“ANEEL”); and

•         the accounting standards issued by the Accounting Pronouncements Committee, Comitê de Pronunciamentos Contábeis, (the “CPC”).

Brazilian GAAP differs in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For more information about the main differences between Brazilian GAAP and U.S. GAAP, and a reconciliation of our net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see Note 41 to our consolidated financial statements.

References in this annual report to the “Common Shares,” “Class A Shares” and “Class B Shares” are to our common shares, class A preferred shares and class B preferred shares, respectively.  References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one Class B Share.  The ADSs are evidenced by American Depositary Receipts (“ADRs”).

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may also make written or oral forward-looking statements in our annual report to shareholders, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees. These statements are not historical facts and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve only the current view of management and are subject to a number of inherent risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Such factors include, but are not limited to:

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

•         competition;

•         electricity shortages; and

•         other factors discussed below under “Item 3. Key Information – Risk Factors.”

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

The selected financial data as of and for the year ended December 31, 2005 have been prepared in accordance with Brazilian GAAP in force at the time of the preparation of such financial statements, which does not include certain accounting standards that became effective as of January 1, 2006.

Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain material respects from U.S. GAAP. See Note 41 to our consolidated financial statements for a summary of the main differences between Brazilian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2009 and 2008 and net income for the years ended December 31, 2009, 2008 and 2007.

	As of and for the year ended December 31,
	2009	2008	2007 (1)	2006 (2)	2005
	(R$ million)
Income Statement Data:
Brazilian GAAP
Operating revenues	8,797	8,305	7,920	7,421	6,801
Net operating revenues	5,617	5,459	5,204	4,681	4,440
Operating expenses	(4,270)	(4,012)	(3,636)	(3,160)	(3,620)
Operating income (3)	1,347	1,447	1,568	1,521	820
Financial income (expenses), net	66	94	20	295	(101)
Equity in results of investees	14	14	10	(1)	9
Other income (expense), net	–	_	_	_	(11)
Income taxes	(377)	(458)	(460)	(558)	(198)
Income (loss) before non-controlling interest and extraordinary item	1,050	1,097	1,138	1,257	519
Non-controlling interest	(23)	(18)	(31)	(14)	(16)
Net income (loss)	1,026	1,079	1,107	1,243	503
Dividends declared (4)	249	262	268	281	123
U.S. GAAP
Operating revenues	8,797	8,305	7,920	7,421	6,801
Net operating revenues	5,617	5,459	5,204	4,681	4,440
Operating income	1,245	1,338	1,352	1,464	884
Net income (loss) (6)	929	948	998	1,027	565
Net income (loss) attributable to parent company (6)	914	923	982	1,024	549
Net income (loss) attributable to non-controlling interest (6)	15	25	16	3	16
Balance Sheet Data:
Brazilian GAAP
Current assets	3,828	3,573	3,288	3,080	2,472
Recoverable rate deficit (CRC) (5)	1,255	1,320	1,250	1,194	1,182
Non-current assets	1,950	2,118	1,978	1,828	2,047
Property, plant and equipment, net	7,528	7,049	6,835	6,733	5,991
Total assets	13,833	13,254	12,473	11,990	10,930
Loans and financing and debentures (current)	136	293	265	929	215
Current liabilities	1,841	1,963	1,941	2,648	2,352
Loans and financing and debentures (long-term)	1,537	1,571	1,838	1,733	1,829
Non-current liabilities	2,909	2,997	3,065	2,759	2,947
Shareholders’ equity	8,830	8,053	7,236	6,376	5,487
Capital stock	4,460	4,460	4,460	3,875	3,480
U.S. GAAP
Total assets	14,116	12,902	12,236	11,854	11,122
Non-current liabilities	2,979	2,129	2,201	1,812	2,803
Shareholders’ equity (6)	9,239	8,762	8,089	7,407	6,079
Shareholders’ equity attributable to parent company (6)	9,022	8,551	7,893	7,221	6,011
Shareholders’ equity attributable to non-controlling interest (6)	216	211	196	185	68
4

	As of and for the year ended December 31,
	2009	2008	2007	2006	2005
	(R$ except numbers of shares)
Share and per share data:
Brazilian GAAP
Net income per share at year end:	3.75	3.94	4.04	4.54	1.84
Dividends per share at year end
Common Shares	0.87	0.91	0.93	0.98	0.43
Class A Shares	1.63	1.63	1.63	1.41	1.27
Class B Shares	0.96	1.00	1.03	1.07	0.47
Number of shares outstanding at year end (in thousands):
Common Shares	145,031	145,031	145,031	145,031	145,031
Class A Shares	395	398	398	399	403
Class B Shares	128,229	128,226	128,226	128,225	128,221
Total	273,655	273,655	273,655	273,655	273,655
U.S. GAAP
Basic and diluted - earnings per share:
Common Shares	3.19	3.22	3.43	3.57	1.94
Class A Shares	4.18	4.17	4.37	4.25	1.27
Class B Shares	3.51	3.54	3.77	3.93	2.14
Shares outstanding (weighted average – in thousands):
Common Shares	145,031	145,031	145,031	145,031	145,031
Class A Shares	396	398	399	403	404
Class B Shares	128,228	128,226	128,225	128,221	128,220
Total	273,655	273,655	273,655	273,655	273,655

____________

(1)    On July 2, 2007, the shareholders approved a reverse split of our shares 1,000-for-1. For comparative purposes, this chart reflects the reverse split retroactively for the years of 2006 and 2005.

(2)    The 2006 financial information includes the accounts of our subsidiary Araucaria.

(3)    Operating income before financial results and equity in results of investees.

(4)    We may elect to treat dividends for Brazilian tax purposes as interest on equity, subject to limitations under Brazilian Corporate Law. The amount of interest on equity included in our dividends was R$ 230.0 million in 2009, R$ 228.0 million in 2008, R$ 200.0 million in 2007, R$ 123.0 million in 2006 and the entire amount distributed in 2005.

(5)    Amounts due from the State of Paraná that were included in current assets totaled R$ 50.0 million in 2009, R$ 47.1 million in 2008, R$ 40.5 million in 2007, R$ 35.2 million in 2006 and R$ 31.8 million in 2005. Amounts due from the State of Paraná that were included in long-term assets totaled R$ 1,205 million in 2009, R$ 1,272.8 million in 2008, R$ 1,209.9 million in 2007, R$ 1,158.9 million in 2006 and R$ 1,150.5 million in 2005. See Note 9 to our consolidated financial statements. This item includes both current and non-current CRC account receivables.

(6)    Effective January 1, 2009, Company adopted the new accounting guidance for “Non-controlling interests in consolidated financial statements.” The prior periods have also been adjusted for the adoption of this guidance.

EXCHANGE RATES

While the Banco Central do Brasil (the “Central Bank”) allows the real/U.S. dollar exchange rate to float freely, it has intervened occasionally to control unstable movements in foreign exchange rates. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Risk Factors – Risks Relating to Brazil.”

The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated.

	Exchange rate of Brazilian currency per U.S.$1.00
Year	Low	High	Average (1)	Year-end
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1679	2.1380
2007	1.7325	2.1556	1.9300	1.7713
2008	1.5593	2.5004	1.8335	2.3370
2009	1.7024	2.4218	1.9905	1.7412

____________

Source: Central Bank.

(1)    Represents the average of the exchange rates on the last day of each month during the relevant period.

Month	Low	High
December 2009	1.7096	1.7879
January 2010	1.7227	1.8748
February 2010	1.8046	1.8773
March 2010	1.7637	1.8231
April 2010	1.7306	1.7806
May 2010	1.7315	1.8811
June 2010 (until June 10, 2010)	1.8185	1.8658

____________

Source: Central Bank.

We have translated some of the U.S. dollar amounts contained in this annual report into reais. The rate used to translate such amounts was R$ 1.7412 to U.S.$ 1.00, which was the rate for the selling of U.S. dollars in effect as of December 31, 2009 as reported by the Central Bank of Brazil. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the U.S. dollar amounts represent, or could have been converted into, reais.

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

In recent years, the Brazilian real has fluctuated against foreign currencies, and the value of the real may rise or decline substantially from current levels. For several years, and continuing through the first half of 2008, the Brazilian real strengthened regularly against the U.S. dollar. The real depreciated significantly against the U.S. dollar in the second half of 2008, but then appreciated against the U.S. dollar in 2009 in the context of broader economic recovery in Brazil. For additional information about historical exchange rates and the impact of the depreciation of the real, see “Item 3. Key Information – Exchange Rates.”

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

Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rates of inflation, measured in accordance with the variation of the Índice Geral de Preços — Disponibilidade Interna (“IGP-DI”) index, were 3.8% in 2006, 7.9% in 2007, 9.1% in 2008, (1.4)% in 2009, and 2.8% for the three months ended March, 31, 2010. The Brazilian government has in the past taken measures to combat inflation, and public speculation about possible future government actions have had significant negative effects on the Brazilian economy. Although our concession contracts provide for annual readjustments based on inflation indices, if Brazil experiences substantial inflation in the future, and the Brazilian government adopts inflation control policies similar to those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Changes in Brazilian tax policies may have an adverse effect on us.

The Brazilian government has changed its tax policies in ways that affect the electricity sector, and it is likely to do so again in the future. These changes include increases in the tax rates affecting energy companies and, occasionally, the collection of temporary taxes related to specific governmental purposes. If we are unable to adjust our tariffs accordingly, we may be adversely affected.

Political instability surrounding the upcoming presidential election in Brazil could adversely affect our results of operations and the price of our Class B shares and ADSs

The next presidential election in Brazil is scheduled for October 2010, and we cannot guarantee that the next administration will maintain the economic policies that were adopted by the current administration. If the Brazilian government were to make significant changes to current economic policy, these changes could adversely affect our results of operations, the market price of our Class B shares and ADSs, as well as the Brazilian economy generally.

In addition, uncertainty concerning the results of the election and speculation surrounding actions of the future government could influence the perception of risk in Brazil among international investors, which could in turn adversely affect the market price of our Class B shares and ADSs. The market prices of Brazilian companies have been volatile during past presidential elections.

Risks Relating to Our Operations

We are controlled by the State of Paraná, and government policy could have a material adverse effect on us and on our business.

We are controlled by the State of Paraná, which holds 58.6% of our outstanding common voting shares as of the date of this annual report, and whose interests may differ from other shareholders. As a major shareholder, the State of Paraná has the power to control all of our operations, including the power to elect a majority of the members of our Board of Directors and determine the outcome of any action requiring common shareholder approval, including transactions with related parties and corporate reorganizations.

Government policies undertaken by the State of Paraná in accordance with federal law could have a material adverse effect on us and our business, results of operations, financial condition or prospects.

We are largely dependent upon the economy of the State of Paraná.

Our distribution market for the majority of our sales of electricity is located in the State of Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná. We cannot assure you that economic conditions in Paraná will be favorable to us in the future. The GDP (Gross Domestic Product) of the State of Paraná decreased 0.5% in 2009, while Brazil’s GDP decreased 0.2% during the same period.

We are involved in several lawsuits that could have a material adverse effect on our business if their outcome is unfavorable to us.

As a result of our operating activities in the electric energy sector, our contractual relationships and our investments, we are the defendant in several legal actions, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially affect our results of operations. For additional information, see “Item 8. Financial Information – Legal Proceedings.”

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

We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian federal government. Our current concessions range in duration from 20 to 35 years, with the first set to expire in 2015.

Thirteen of our generation concessions have already been renewed once and are therefore not entitled to further renewal without undergoing a public bidding process, pursuant to applicable law. The concessions for three of our generation facilities will expire in 2015 (namely, the Capivari Cachoeira, Mourão and Chopim I facilities). Our generation concessions that have not yet been renewed may be renewed for an additional 20-year period, except for the concession of the Mauá facility, which is subject to a non-renewable concession. Our main transmission and our distribution concessions will expire in July 2015 and may be extended another 20 years, at the discretion of the granting authority. Our other transmission concessions may be renewed for 30 years.

The Brazilian constitution requires that all concessions relating to public services, such as electricity, be awarded through a bidding process. Under laws and regulations specific to the electric sector, the federal government may renew existing concessions for additional periods, provided that the concessionaire has met minimum performance standards and that the proposal is otherwise acceptable to the federal government. For public service concessions, the federal government decides whether to renew contracts or to require a new bidding process based on, among other things, the public interest. Therefore, there can be no assurance that our concessions will be extended, and, if they are extended, the conditions under which such extension will be granted. If our concessions are not extended, or are extended under less favorable conditions, our operations and financial results may be adversely affected.

The tariffs that we charge for sales of electricity to captive customers are determined pursuant to a concession agreement with the Brazilian government through ANEEL, and our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are unfavorable to us. Moreover, ANEEL’S decisions may be contested in judicial or administrative proceedings initiated by public authorities or customers.

ANEEL has substantial discretion to establish the tariff rates we charge our customers. Our tariffs are determined pursuant to a concession agreement with ANEEL and in accordance with ANEEL’s regulatory decision-making authority.

Our distribution concession agreement and Brazilian law establish a price cap mechanism that permits three types of tariff adjustments: (i) annual readjustment (reajuste anual), (ii) periodic revision (revisão periódica), and (iii) extraordinary revision (revisão extraordinária). We are entitled to apply each year for the annual readjustment, which is designed to offset some effects of inflation on tariffs and pass through to customers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain other regulatory charges, including charges for the use of transmission facilities. In addition, ANEEL carries out a periodic revision every four years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff readjustments, the effect of which is to ensure that we share the benefits of improved economies of scale with our customers. We may also request an extraordinary revision of our tariffs in the case of a significant and unpredictable event, including if such an event significantly alters our cost structure.

We cannot assure you that ANEEL will establish tariffs at rates that are favorable to us. In addition, to the extent that any of these adjustments are not granted by ANEEL in a timely manner, our financial condition and results of operations may be adversely affected.

In addition, ANEEL’s decisions relating to our tariffs may be contested by public authorities or by our customers.  Administrative and judicial decisions resulting from these challenges may modify ANEEL’s decisions in a manner that is unfavorable to us, which may adversely affect our financial condition and results of operations.

Certain customers in our concession area may cease to use our distribution system.

Our distribution business generates a large portion of its revenues by charging customers a tariff to use its distribution system. Large electricity customers within the geographic area of our concession that meet certain regulatory requirements may qualify as Free Customers (“Free Customers”). A Free Customer, under some circumstances, is entitled to connect directly to the main national transmission network known as the Interconnected Transmission System (“Interconnected Transmission System”), in which case that Free Customer would cease to pay our distribution tariff.  This loss may adversely affect our revenues and results of operations.

In addition, some customers in our concession area produce their own energy. Although many of these customers continue to use our distribution system to transport the energy they produce, we cease to collect a distribution tariff if a self-producing customer discontinues its use of our distribution system. Our results of operations will be adversely affected if the number of self-producing customers that do not pay our distribution tariff were to increase.

Our operating results depend on prevailing hydrological conditions and the availability of natural gas. The impact of an electricity shortage and related electricity rationing, as in 2001 and 2002, may have a material adverse effect on our business and results of operations.

We are dependent on the prevailing hydrological conditions in the geographic region in which we operate.  In 2009, according to data from the National Electric System Operator (“ONS”), more than 68% of Brazil’s installed capacity came from hydroelectric generation facilities. Our region is subject to unpredictable hydrological conditions, with non-cyclical deviations from average rainfall. The most recent period of low rainfall was in the years prior to 2001, when the Brazilian government instituted the Rationing Program, a program to reduce electricity consumption that was in effect from June 1, 2001 to February 28, 2002. A recurrence of poor hydrological conditions that result in a low supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandated reductions in electricity consumption. We cannot assure you that periods of severe or sustained below-average rainfall will not adversely affect our future financial results.

Similarly, if a shortage of natural gas were to occur, this would increase the general demand for energy in the market and therefore increase the risk that a rationing program would be instated.

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

In addition, the implementation of our growth strategy, as well as the ordinary carrying out of our business may be adversely affected by governmental actions such as changes to current legislation, the termination of federal or state concession programs, the creation of more exacting criteria for qualification in future public energy auctions, or a delay in the revision and implementation of new annual tariffs.

If we are required to conduct our business in a manner substantially different from our current operations as a result of regulatory changes, our operations and financial results may be adversely affected.

The regulatory framework under which we operate is subject to legal challenge.

The Brazilian government implemented fundamental changes in regulation of the power industry under 2004 legislation known as the New Industry Model Law (Lei do Novo Modelo do Setor Elétrico). Challenges to the constitutionality of the New Industry Model Law are still pending before the Brazilian Supreme Court. If all or part of the New Industry Model Law were held to be unconstitutional, it would have uncertain consequences for the validity of existing regulation and the further development of the regulatory framework. The outcome of the legal proceedings is difficult to predict, but they could have an adverse impact on the entire energy sector, including our business and results of operations.

We may be forced to purchase energy in the spot market at higher prices if our forecasts for energy demand are not accurate, and we may not be entitled to pass on any increased costs to our final customers.

Under the New Industry Model Law, electric energy distributors, including us, must contract to purchase, through public bids conducted by ANEEL, 100% of the forecasted electric energy demand for their respective distribution concession areas, up to five years prior to the actual delivery of electric energy. If our forecasts fall significantly short of actual electricity demand, we may be forced to make up for the shortfall by entering into short-term agreements to purchase electricity in the spot market. We cannot guarantee that our forecasts for energy demand in our distribution concession area will be accurate, and if they are not, we may face significantly higher prices in the spot market to satisfy our electric energy distribution obligations, as well as penalties imposed by the Electric Energy Trading Chamber, Câmara de Comercialização de Energia Elétrica (“CCEE”). In addition, if our forecasts surpass actual demand by more than the allowed margin, we will not be able to pass on to our final customers the cost of the excess energy that we acquire.

We generate a portion of our operating revenues from Free Customers who may seek other energy suppliers upon the expiration of their contracts with us.

During 2009, Copel Geração e Transmissão provided electricity to a total of 14 Free Customers. As of December 31, 2009 we had 10 Free Customers representing approximately 1.9% of our gross operating revenues from energy sales and approximately 2.4% of the total quantity of electricity sold by us. Approximately 15.9% of the megawatts sold under contract to such customers are set to expire in 2010. There can be no assurance that, upon the expiration of these contracts, the Free Customers will purchase energy from us.

Our equipment, facilities and operations are subject to numerous environmental and health regulations which may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

Our distribution, transmission and generation activities are subject to comprehensive federal, state and local legislation, as well as supervision by Brazilian governmental agencies that are responsible for the implementation of environmental and health laws and policies. These agencies could take enforcement action against us for our failure to comply with their regulations and with requirements established for the maintenance of our environmental licenses.  These actions could include, among other things, the imposition of fines and revocation of licenses. It is possible that enhanced environmental and health regulations will force us to allocate capital towards compliance, and consequently, divert funds away from planned investments. Such a diversion could have a material adverse effect on our financial condition and results of operations.

ANEEL could penalize us for failing to comply with the terms of our concessions or with applicable laws and regulations, and we may not recover the full value of our investment in the event that any of our concessions are terminated.

Our concessions are for terms of 20 to 35 years and may be extended if certain conditions are met.  In the event that we fail to comply with any term of our concessions or applicable law or regulation, ANEEL may impose penalties on us, which may include warnings, the imposition of substantial fines (in some instances, up to two percent of our revenues in the fiscal year immediately preceding the assessment) and restrictions on our operations, among others.  ANEEL may also terminate our concessions prior to the expiration of their terms if we fail to comply with their provisions or if ANEEL determines, through an expropriation proceeding, that terminating our concession would be in the public interest. If ANEEL terminates any of our concessions before their expiration, we would not be able to operate the segment(s) of our business that had been authorized by the concession. Furthermore, any compensation that we may receive from the federal government for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment. The early termination or non-renewal of any of our concessions or the imposition of severe fines or penalties by ANEEL could have a material adverse effect on our financial condition and results of operations. See “The Brazilian Power Industry-Concessions.”

The construction, expansion and operation of our generation, transmission, and distribution of electricity facilities and equipment, involve significant risks that may cause loss of revenues or increase of expenses.

The construction, expansion and operation of our generation, transmission, and distribution of electricity, facilities and equipment, involve many risks, including supply interruptions, strikes, climate and hydrological interference, unexpected environmental and engineering problems, increase in losses of electricity (including technical and commercial losses) and the unavailability of adequate financing.

In the event we experience these or other problems, we might not be able to generate, transmit and distribute electricity in favorable quantities and on favorable terms, which may adversely affect our financial condition and the results of our operations.

If we are unable to conclude our investment program proposed in the schedule foreseen, the operation and development of our business could be adversely affected.

We plan to invest approximately R$ 499.7 million in our generation and transmission activities (including UHE Mauá), R$ 761.8 million in our distribution activities and R$ 81.4 million in our telecommunications activities in 2010. Our ability to complete this investment program depends on a series of factors, including our ability to charge appropriate fees for our services and a variety of regulatory and operational contingencies, among others. There is no assurance that we will have the financial resources to complete our proposed investment program, and our inability to do so may adversely affect the operation and development of our business, including the risk of fines levied by ANEEL, as well as reduction in tariff levels.

Our reported financial condition and results could be adversely affected by changes in Brazilian accounting principles due to the convergence to IFRS.

Brazilian accounting principles have been undergoing rapid change pursuant to legislation adopted late in 2007, requiring, among other things, that Brazilian accounting standard-setters move toward convergence with International Financial Reporting Standards (“IFRS”). Changes that took effect in 2008 have been given effect for all periods presented in our audited consolidated financial statements and are described in Note 3 to the audited consolidated financial statements.

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

Two aspects of IFRS that we would like to point out, if they are adopted in Brazil, concern the recognition of regulatory assets and accounting for our concessions. Under Brazilian accounting principles and U.S. GAAP, we recognize as assets and liabilities certain amounts that we are legally entitled to collect, or are required to pay, respectively, in the future under the regulations applicable to our distribution business. Accounting for regulatory assets and liabilities in this way has a material effect on our reported financial condition and results of operations.  See “Item 5. Operating and Financial Review and Prospects.” Currently, there are authoritative interpretations of IFRS that we believe might limit our ability to recognize these assets and liabilities, as well as the manner in which we account for our concessions.  We and other similarly situated Brazilian companies are discussing these issues with the Brazilian standard-setters and regulators, but we cannot predict the outcome of those discussions or the ultimate manner in which IFRS or Brazilian standards based on IFRS will apply to us.

Risks Relating to the Class B Shares and ADSs

As a holder of ADSs you will generally not have voting rights at our shareholders’ meetings.

In accordance with Brazilian Corporate Law and our bylaws, holders of the Class B Shares, and thus of the ADSs, are not entitled to vote at our shareholders’ meetings except in limited circumstances. This means, among other things, that you, as a holder of the ADSs, are not entitled to vote on corporate transactions, including any proposed merger.

In addition, in the limited circumstances where the holders of Class B Shares are entitled to vote, holders may exercise voting rights with respect to the Class B Shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions under Brazilian Corporate Law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the depositary bank (“Depositary”) with respect to the underlying Class B Shares.  However, the procedural steps involved create practical limitations on the ability of ADS holders to vote. For example, holders of our Class B Shares will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. In accordance with the deposit agreement, we will provide the notice to the Depositary, which will in turn, as soon as practicable thereafter, mail to holders of ADSs the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the Depositary how to vote their shares.  Because of this extra procedural step involving the Depositary, the process for exercising voting rights will take longer for ADS holders than for holders of Class B Shares. ADSs for which the Depositary does not receive timely voting instructions will not be voted at any meeting.

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

Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions outside Brazil. In addition, rules and policies against self-dealing and regarding the preservation of minority shareholder interests may be less developed and not enforced in Brazil than in the United States, which could potentially disadvantage you as a holder of the preferred shares and ADSs. In addition, shareholders in Brazilian companies must hold five percent of the outstanding share capital of a corporation in order to have standing to bring shareholders’ derivative suits, and shareholders in Brazilian companies ordinarily do not have standing to bring a class action suit.

You may be unable to exercise preemptive rights relating to the preferred shares.

You will not be able to exercise the preemptive rights relating to the Class B Shares underlying your ADSs unless a registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. The Depositary will not offer rights to you as a holder of the ADSs unless the rights are either registered under provisions of the Securities Act or are subject to an exemption from the registration requirements. We are not obligated to file a registration statement with respect to the shares or other securities relating to these rights, and we cannot assure you that we will file any such registration statement. Accordingly, you may receive only the net proceeds from the sale of your preemptive rights by the Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. If you are unable to participate in rights offerings, your holdings may also be diluted.

If you exchange your ADSs for Class B Shares, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

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

Thereafter, you must obtain your own certificate of registration or register in accordance with Central Bank and CVM rules, in order to obtain and remit U.S. dollars abroad upon the disposition of the Class B Shares or distributions relating to the preferred shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the preferred shares. Pursuant to Central Bank rules, obtaining this registration requires exchange transactions, which are subject to taxes in Brazil. For more information, see “– Taxation – Brazilian Tax Considerations – Other Brazilian Taxes.”

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

You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais into foreign currencies. The Brazilian government could choose to impose this type of restrictions if there is deterioration in Brazilian foreign currency reserves or a shift in Brazil’s exchange rate policy. Reimposition of these restrictions would hinder or prevent your ability to convert dividends, distributions or the proceeds from any sale of Class B Shares, as the case may be, from reais into U.S. dollars or other currencies and to remit those funds abroad. We cannot assure you that the Brazilian government will not take similar measures in the future. The relative volatility and illiquidity of the Brazilian securities markets may impair your ability to sell the Class B Shares underlying the ADSs.

The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and certain other jurisdictions outside Brazil, and are not as highly regulated or supervised as some of these other markets. The illiquidity and relatively small market capitalization of the Brazilian equity markets may cause the market price of securities of Brazilian companies, including our ADSs and Class B Shares, to fluctuate in both the domestic and international markets, and may substantially limit your ability to sell the Class B Shares underlying your ADSs at a price and time at which you wish to do so.

Item 4.      Information on the Company

THE COMPANY

We are engaged in the generation, transmission, distribution and sale of electricity in the Brazilian State of Paraná, pursuant to concessions granted by the Brazilian regulatory agency for the electricity sector, ANEEL. We also provide telecommunications and other services.

At December 31, 2009, we generated electricity at 17 hydroelectric plants and one thermoelectric plant, for a total installed capacity of 4,549.6 MW (approximately 99.6% of which is hydroelectric). Including the installed capacity of generation companies in which we have an ownership interest, our total installed capacity is 5,159.4 MW. Our electric power business is subject to comprehensive regulation by ANEEL.

We hold concessions to distribute electricity in approximately 98.5% of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. At December 31, 2009, we owned and operated 1,942.0 km of transmission lines and 179,351.1 km of distribution lines, constituting one of the largest distribution networks in Brazil. Of the electricity volume we supplied to our Final Customers during 2009:

•         36.4% was to industrial customers;

•         26.6% to residential customers;

•         19.7% to commercial customers; and

•         17.3% to rural and other customers.

Key elements of our business strategy include the following:

•         expanding our power generation, transmission, distribution, and telecommunication systems;

•         expanding our generation business’ sales to Free Customers both inside and outside the State of Paraná;

•         seeking productivity improvements in the short term and sustained growth in the long term;

•         striving to keep customers satisfied and our workforce motivated and prepared;

•         seeking cost efficiency and innovation;

•         achieving excellence in data, image, and voice transmission; and

•         researching new technologies in the energy sector in order to expand power output with renewable and non-polluting sources.

Historical Background

We were formed in 1954 by the State of Paraná to engage in the generation, transmission and distribution of electricity, as part of a plan to bring the electric energy sector under state control. We acquired the principal private power companies located in the State of Paraná in the early 1970s. During the period from 1970 to 1977, we significantly expanded our transmission and distribution network and the connection of our network to networks in other Brazilian states. In 1979, a change in state law permitted us to extend our generating activities to include production from sources other than hydroelectric and thermal power plants. We are currently the largest energy company in the State of Paraná. We are a corporation incorporated and existing under the laws of Brazil, under the legal name Companhia Paranaense de Energia – Copel. Our head offices are located at Rua Coronel Dulcídio, 800, CEP 80420-170 Curitiba, Paraná, Brazil.  Our telephone number at the head office is (55-41) 3322-3535.

Relationship with the State of Paraná

The State of Paraná owns (directly and indirectly) 58.6% of our Common Shares and, consequently, has the ability to control the election of the majority of the members of our Board of Directors, the appointment of senior management and our direction, future operations and business strategy.

Corporate Structure

Prior to 2001, we were a single corporation engaged in the generation, transmission and distribution of electricity and in certain related activities. In order to facilitate our proposed privatization and compliance with the changed regulatory regime, we transferred our operations to four wholly-owned subsidiaries - one each for generation, transmission, distribution and telecommunications - and our investments in other companies to a fifth wholly-owned subsidiary. This corporate restructuring was completed in July 2001.

In 2007, to comply with energy sector legislation, we divided the assets of our transmission business (“Copel Transmissão”) between our distribution business (“Copel Distribuição”) and our generation business, Copel Geração. As a result, we changed the name of the latter entity to Copel Geração e Transmissão S.A. We also liquidated Copel Participações S.A. and distributed the equity interests it held in our controlled companies between Copel Geração e Transmissão and our holding company. We are currently seeking approval from ANEEL to merge Copel Empreendimentos Ltda. and Centrais Eólicas do Paraná Ltda. – CEOLPAR into Copel Geração e Transmissão S.A.  The current organization of the group as of December 31, 2009 is as described below:

16

Business

In the past, our generation and distribution businesses were integrated, and we sold most of the electricity we generated to the customers of our distribution business. This changed as a result of the implementation of the New Industry Model Law, enacted in 2004. Today, open auctions on the regulated market are the primary channel by which our generation business sells energy, and they are one of the primary channels by which our distribution business purchases energy to resell to customers. Our generation business only sells energy to our distribution business through auctions in the regulated market. Our distribution business, like certain other Brazilian distribution companies, is also required to purchase energy from Itaipu Binacional (“Itaipu”), a hydroelectric facility equally owned by Brazil and Paraguay, in an amount determined by the Brazilian government based on our share in the

Brazilian electricity market. Itaipu has an installed capacity of 14,000 MW. Pursuant to a 1973 treaty between Brazil and Paraguay, Brazil purchases a substantial majority of the electricity generated by Itaipu. For more information, see “Item 4. Information on the Company – The Brazilian Power Industry.”

The following table sets forth the total electricity we generated and purchased in each of the last five years, by showing the total amount of electricity generated and purchased by Copel Geração e Transmissão and the total amount of electricity purchased by Copel Distribuição in the last five years.

	Year ended December 31,
	2009	2008	2007	2006	2005
	(GWh)
Copel Geração e Transmissão
Electricity generated	18,321	20,372	18,134	10,358	18,436
Electricity purchased from others (1)	4,093	1,700	2,616	7,461	2,908
Total electricity generated and purchased by Copel Geração e Transmissão	22,414	22,072	20,750	17,819	21,344

Copel Distribuição
Electricity purchased from Itaipu (2)	5,379	5,468	4,666	4,665	4,683
Electricity purchased from Auction – CCEAR – subsidiaries	1,488	1,229	1,203	1,038	891
Electricity purchased from Auction – CCEAR – other	14,185	12,746	11,850	10,294	7,338
Electricity purchased from others (3)	2,901	3,414	4,016	5,415	4,880
Total electricity purchased by Copel Distribuição	23,953	22,857	21,735	21,412	17,792
Total electricity generated and purchased by Copel Geração e Transmissão and Copel Distribuição	46,367	44,929	42,485	39,231	39,136

____________

(1)     Includes capacity made available but not fully delivered (including energy from MRE and CCEE).

(2)     Distribution companies operating under concessions in the Midwest, South and Southeast regions of Brazil purchase electricity generated by Itaipu.

(3)     Includes capacity made available but not fully delivered (including energy from Elejor and CCEE).

The following table sets forth the total electricity we sold to Free Customers, captive customers, distributors, energy traders and other utilities in the south of Brazil through the Interconnected Transmission System that links the states in the south and southeast of Brazil, by showing the total amount of electricity sold by Copel Geração e Transmissão and Copel Distribuição in the last five years.

	Year ended December 31,
	2009	2008	2007	2006	2005
	(GWh)
Copel Geração e Transmissão
Electricity delivered to Free Customers	1,044	1,185	1,461	1,179	1,173
Electricity delivered to out of state distributors under Initial Supply Contracts	0	0	0	0	35
Electricity delivered to bilateral agreements.	1,051	3,538	3,945	4,287	3,778
Electricity delivered to Auction – CCEAR – subsidiaries	1,488	1,229	1,203	1,038	891
Electricity delivered to Auction – CCEAR – other	13,478	11,435	10,737	10,136	7,597
Electricity delivered to the Interconnected System (1)	4,874	4,151	2,926	923	3,559
Total electricity delivered by Copel Geração e Transmissão	21,935	21,538	20,272	17,563	17,033

Copel Distribuição
Electricity delivered to captive customers	20,242	19,633	18,523	17,511	17,524
Electricity delivered to distributors in the State of Paraná	524	495	474	457	450
Spot Market – CCEE	266	0	161	891	858
Total electricity delivered by Copel Distribuição	21,032	20,128	19,158	18,859	18,832
Subtotal	42,967	41,666	39,430	36,422	35,865
Losses by Copel Geração e Transmissão and Copel Distribuição	3,400	3,263	3,055	2,809	3,271
Total electricity delivered by Copel Geração e Transmissão and Copel Distribuição	46,367	44,929	42,485	39,231	39,136

____________

(1)   Includes capacity made available but not fully delivered.

Generation

Generation Facilities

At December 31, 2009, we operated 17 hydroelectric plants and one thermoelectric plant, with a total installed capacity of 4,549.6 MW. If we include the installed capacity of the generation companies in which we have an ownership interest, our total installed capacity is 5,159.4 MW. We produce electricity almost exclusively through our hydroelectric plants. Our assured energy, which represents our minimum potential total output, totaled 17,189 GWh in 2009. Our actual generation in any year differs from our assured energy, as a result of hydrological conditions and other factors. We generated 18,322 GWh in 2009, 20,372 GWh in 2008, 18,134 GWh in 2007 and 10,358 GWh in 2006. The generation of electrical energy at our hydroelectric plants is supervised and coordinated by our generation operation center in the city of Curitiba. This operation center is responsible for coordinating the operations related to approximately 99.2% of our total installed capacity.

The following table sets forth certain information relating to our main plants in operation at December 31, 2009.

Type	Plant	Installed capacity	Assured energy (1)	Placed in service	Concession expires
		(MW)	(GWh/yr)

Hydroelectric	Foz do Areia	1,676	5,045	1980	2023
Hydroelectric	Segredo	1,260	5,282	1992	2029
Hydroelectric	Salto Caxias	1,240	5,300	1999	2030
Hydroelectric	Capivari Cachoeira	260	955	1970	2015

____________

(1)     Values used to determine volumes committed for sale.

Governador Bento Munhoz da Rocha Neto (the “Foz do Areia” plant). The Foz do Areia hydroelectric plant is located on the Iguaçu River, approximately 350 kilometers southwest of the city of Curitiba. The plant began full operations in 1981.

Governador Ney Aminthas de Barros Braga (the “Segredo” plant). The Segredo hydroelectric plant is located on the Iguaçu River, approximately 370 kilometers southwest of the city of Curitiba. The plant began full operations in 1993.

Governador José Richa (the “Salto Caxias” plant). The Salto Caxias hydroelectric power plant is located on the Iguaçu River, approximately 600 kilometers southwest of the city of Curitiba. The plant began full operations in 1999.

Governador Pedro Viriato Parigot de Souza (the “Capivari Cachoeira Plant”). The Capivari Cachoeira hydroelectric plant is the largest underground hydroelectric plant in Brazil. The reservoir is located on the Capivari River, approximately 50 kilometers north of the city of Curitiba, and the power station is located on the Cachoeira River, approximately 110 kilometers northeast of the city of Curitiba. The plant began full operations in 1972.

In addition to our generation facilities, we have ownership interests in several other generation companies.  Since 2004, we are required by law to retain a majority of the voting shares of any company in which we obtain an ownership interest. The following table sets forth information regarding certain generation plants in which we had an ownership interest as of December 31, 2009:

Type	Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession expires
		(MW)	(GWh/yr)		(%)
Thermal	Araucária	484.1	3,419.0 (1)	September 2006	80.0	2029
Hydroelectric	Elejor Facility (Santa Clara and Fundão)	246.3	1,229.0	July 2005 June 2006	70.0	2036
Hydroelectric	Dona Francisca	125.0	700.8	February 2001	23.03	2033
Hydroelectric	Foz do Chopim	29.1	188.0	October 2001	35.77	2030

____________

(1)    The assured energy of thermal plants such as Araucária varies depending on the price of natural gas, according to criteria established by The Ministry of Mines and Energy (“MME”).

Dona Francisca. We own 23.03% of the common shares of the Dona Francisca Energética S.A. hydroelectric power plant (“Dona Francisca”), located on the Jacuí River in the State of Rio Grande do Sul. The other shareholders are Gerdau S.A. with a 51.82% interest, Celesc S.A. with a 23.03% interest and Desenvix S.A. with a 2.12% interest. The plant has been operating since 2001. As of December 31, 2009, Dona Francisca had debt in the total amount of R$ 90.5 million, R$ 81.1 million of which reflects loans extended to it by the Inter-American Development Bank and Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), a Brazilian development bank wholly owned by the Brazilian government.  The debt is secured by a pledge of shares of Dona Francisca.  We have a power purchase agreement with Dona Francisca, valued at R$ 60.0 million annually, which will terminate in March 2015 and which obligates Copel Geração to purchase 100.0% of the energy generated at Dona Francisca.

Foz do Chopim. The Foz do Chopim hydroelectric plant is located on the Chopim River in the State of Paraná. We own 35.77% of the capital of the Foz do Chopim hydroelectric plant, and Silea Participações Ltda. owns the remaining 64.23%. The plant has been operating since 2001.

Elejor Facility. The Elejor Facility consists of the Santa Clara and Fundão hydroelectric plants, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.3 MW, which includes two smaller hydroelectric generation units installed in the same location. Centrais Elétricas do Rio Jordão S.A. (“Elejor”) signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. The construction of the plants began in December 2002 and in April 2004, respectively. The Santa Clara plant began operations in 2005. The Fundão plant began operations in 2006. As of December 31, 2009, we own 70.0% of the common shares of Elejor, and PaineraPar owns the remaining 30.0%.

Elejor is required to make monthly payments to the federal government for the use of hydroelectric resources, with total annual payments of R$ 19.0 million. This amount is adjusted on an annual basis by the Brazilian General Market Price Index, Índice Geral de Preços do Mercado (“IGP-M Index”). In 2009, the aggregate amount of concession payments paid by Elejor to the federal government was R$  35.9 million.

In September 2002, Centrais Elétricas Brasileiras S.A. - Eletrobras (“Eletrobras”), a company controlled by the Brazilian Government, executed a shareholders’ agreement with Elejor, under which Eletrobras has the obligation to subscribe for 59,900,000 preferred class B shares to be issued by Elejor. Elejor had been required to acquire Eletrobras’s preferred class B shares in 32 quarterly installments (adjusted by the IGP-M Index plus interest of 12.0% per year). The said preferred shares were fully redeemed in January 2010.

We have a power purchase agreement with Elejor that provides that we will purchase all of the energy produced by the Santa Clara and Fundão facilities at a set rate until 2015, to be adjusted annually in accordance with the IGP-M Index.

Araucária. We have an 80.0% interest in UEG Araucária Ltda., which owns the Araucária thermoelectric plant. In December 2006, UEG Araucária Ltda. entered into a lease agreement under which it leased the plant to Petrobras, and Petrobras entered into an operation and maintenance agreement with our subsidiary Copel Geração e Transmissão under which Copel Geração e Transmissão operates and maintains the plant. Both agreements have been extended through December 2011. Due to electrical problems that have now been resolved, the Araucária thermoelectric plant ceased its operational activities from January 2008 until May 2008.

Expansion of Generating Capacity

We expect to spend R$ 499.7 million in 2010 to expand our generation and transmission capacity, of which R$ 323.3 million will be invested in the Mauá hydroelectric power plant.

We have interests in several generation projects. The following table sets forth information regarding our planned major generation projects for the period from 2010 to 2013.

Facility	Estimated installed capacity	Estimated assured energy (1)	Budgeted completion cost	Beginning of operation (expected)	Our ownership	Status
	(MW)	(GWh/year)	(R$ million)		(%)
Mauá	361.0	1,732	1,069	April 2011	51.0	Concession granted
São Jerônimo	331.0	1,560	1,131	Unknown	41.2	Concession granted

____________

(1)   Values used to determine volumes committed for sale.

Mauá. In October 2006, a consortium in which we hold a 51% stake and Eletrosul holds a 49% stake was awarded a concession to construct and operate the Mauá hydroelectric power plant on the Tibagi River in the State of Paraná. The Mauá facility will have an installed capacity of 361.0 MW and will be located between the municipalities of Telêmaco Borba and Ortigueira. Construction began on July 21, 2008. Commercial generation is scheduled to begin in April 2011. From the facility’s total power output of 197.7 average MW, 192.0 average MW are committed under a 30-year contract to distributors at a price of R$ 112.96/MWh (adjusted annually in accordance with the IPCA inflation index), with supply starting in January 2011.

São Jerônimo. The São Jerônimo hydroelectric power plant will be located between the municipalities of Tamarana and São Jerônimo da Serra on the Tibagi River in the State of Paraná. The plant will have two generation units, with a total installed capacity of 331 MW. It is unclear when the construction of the facility will begin. There are a number of issues that must be resolved before construction can begin, the most significant being that we must obtain permission from the Brazilian Congress to start construction because the plant’s reservoir will be partially located in an indigenous area.

Proposed Projects

We are involved in various initiatives to study the technical, economic and environmental feasibility of certain generation projects. These proposed generation projects would have a total of 225.2 MW of installed capacity. The following table sets forth information regarding our proposed generation projects.

Type	Project	Estimated Installed Capacity	Estimated Assured Energy	Estimated cost	Our ownership
		(MW)	(GWh/yr)	(R$ million)	(%)

Hydroelectric	SHP (1) Cavernoso II	19.0	92.5	70	100
Hydroelectric	SHP Bela Vista	29.0	157.4	110	36
Hydroelectric	SHP Pinhalzinho	10.9	52.1	45	30
Hydroelectric	SHP Burro Branco	10.0	45.1	40	30
Hydroelectric	SHP Foz do Turvo	8.8	41.2	35	30
Hydroelectric	SHP Foz do Curucaca	29.5	142.2	115	15
Hydroelectric	SHP Salto Alemã	29.0	139.7	115	15
Hydroelectric	SHP São Luiz	26.0	125.3	100	15
Hydroelectric	SHP Alto Chopim	20.3	98.0	80	15
Hydroelectric	SHP Rancho Grande	17.7	85.3	70	15
Hydroelectric	SHP Dois Saltos	25.0	119.1	90	30

(1) SHP = Small Hydroelectric Power Plant.

In 2010, we plan to bid for concessions to construct and operate new hydroelectric power plants in power auctions in the regulated market for new generation projects. In order to prepare, we are studying the feasibility of our participation in the hydroelectric projects planned to be listed in the “A-5” auctions of 2010.

We also will conduct studies of new hydroelectric power plants planned to be constructed on the Piquiri River in the State of Paraná.

In addition to the projects described above, we also are developing several projects to diversify our energy generation:

•         Small thermal electric plants that use sugar cane pulp as fuel – In January 2009, we publicly announced our interest in entering into partnerships to develop power plants in the State of Paraná that generate electricity from sugar cane pulp. However, no partnerships have yet been formed.

•         Wind Potential Map of the State of Paraná – An R&D+I project, in partnership with other entities, to map the wind potential in all regions of the State of Paraná resulted in the publication of the Atlas of Wind Potential of the State of Paraná. These studies may lead to government auctions for wind farm concessions, in which Copel may participate.

Other renewable energy projects under study or development include re-use of urban waste for power generation, cultivation of micro algae for energy production, wind energy, photovoltaic, electricity from the crude vegetable oil and biogas production from algae of our reservoirs.

Transmission and Distribution

General

Electricity is transferred from power plants to customers through transmission and distribution systems. Transmission is the bulk transfer of electricity from generating facilities to the distribution system by means of the Interconnected Transmission System, in tension bigger or equal to 230kV. Distribution is the transfer of electricity to Final Customers, in tension smaller or equal to 138kV.

The following table sets forth certain information concerning our transmission and distribution systems at the dates presented.

	At December 31,
	2009	2008	2007 (1)	2006	2005
Transmission and subtransmission lines (km):
230 kV and 500 kV	1,929.4	1,822.0	1,822.0	1,739.8	1,737.0
138 kV	7.2	7.8	7.8	7.8	7.8
69 kV (2)	5.4	5.4	_	_	_
Distribution lines (km): 230 kV	66.1	–	–	–	–
138 kV	4,578.8	4,495.7	4,290.7	4,238.5	4,056.3
88 kV (4)	–	58.2	58.2	58.2	58.2
69 kV	967.2	1,185.0	1,173.2	1,166.1	1,137.2
34.5 kV	78,357.4	76,903.0	76,524.7	74,460.8	74,156.7
13.8 kV	95,381.6	96,545.7	94,999.7	91,296.6	91,419.3
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV)	18,112.8 (3)	17,855.8 (3)	16,702.2 (3)	16,043.9	15,168.9
Generation (step up) substations	5,004.1	5,004.1	5,004.1	5,004.1	5,004.1
Distribution substations (34.5 kV)	1,507.6	1,624.0	1,624	1,624	1,434
Distribution transformers	8,934.7	8,565.0	8,216.4	6,651	6,651
Total energy losses	7.3%	7.3%	7.2%	7.2%	8.3%

________________

(1)   In December 2007, to comply with energy sector legislation, we transferred the assets of Copel Transmissão to Copel Distribuição (69 kV – 138 kV) and to Copel Geração (a small portion of our assets of 138 kV and all our assets of 230 kV and above), changing the name of the latter to Copel Geração e Transmissão.

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

(4)   Reclassified to 138 kV in 2009.

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

In May 2009, Copel Geração e Transmissão won a public bidding carried out by ANEEL for the construction and operation of a 115 km transmission line of 525 kV between the municipalities of Foz do Iguaçu and Cascavel.

In June 2010, Copel won another public auction for the construction and operation of two facilities, both located in the State of São Paulo. The first concession is a 356 km transmission line of 500 kV and the second one is a 230 kV substation.

Distribution

Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 138 kV and a small portion of our 230kV assets. Higher voltage electricity is supplied to bigger industrial and commercial customers and lower voltage electricity is supplied to residential, small industrial and commercial customers and other customers. At December 31, 2009, we provided electricity in a geographic area encompassing approximately 98% of the State of Paraná and served over 3.6 million customers.

Our distribution network includes 179,351 km of distribution lines, 340,882 distribution transformers and 236 distribution substations of 34.5 kV each. During 2009, 104,640 new customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas where there is a large concentration of trees in the vicinity of the distribution grid.

We have 33 customers who are directly supplied with energy at a high voltage (69 kV and above) through connections to our distribution lines. These customers accounted for approximately 6.4% of the total volume of electricity sold by Copel Distribuição or 3.2% of our total volume of electricity sold in 2009.

We are responsible for expanding the 138 kV and 69 kV distribution grid within our concession area.

System Performance

We determine the energy losses of our distribution system separately from those of our transmission system.  The total losses from our distribution system were obtained by the difference between the energy allocated to the system and the energy supplied to the customers.

Our energy losses totaled 7.3% of our available energy in 2009 and includes losses from the basic transmition grid and Itaipu.

Information regarding the duration and frequency of outages for our customers is set forth in the following chart for the years indicated.

	Year ended December 31,
Quality of supply indicator	2009	2008	2007	2006	2005
DEC – Duration of outages per customer per year (in hours)	12h55min	12h11min	13h 32 min	14h 47 min	13h 29 min
FEC – Frequency of outages per customer per year (number of outages)	11.04	10.69	12.41	13.66	13.51

Purchases

The following table contains information concerning volume, costs and average tariffs for the main sources of the electricity we purchased in the last three years.

Source:	2009	2008	2007	2006	2005
Itaipu
Volume (GWh)	5,379	5,468	4,666	4,665	4,683
Cost (R$ millions)	478.4	502.4	385.4	335.4	464.4
Average tariff (R$/MWh)	88.94	91.88	82.59	71.90	99.17
Auctions in the regulated market
Volume (GWh)	14,185	12,746	11,850	10,293	7,338
Cost (R$ millions) (1)	1,184.9	976.2	845.1	654.1	430.6
Average tariff (R$/MWh)	83.53	76.59	71.32	63.55	58.69
Cien
Volume (GWh)	-	-	1,533	3,504	3,504
Cost (R$ million)	-	-	111.2	227.4	309.3
Average tariff (R$/MWh)	-	-	72.53	64.89	88.28

________________

(1)   These numbers do not include short-term energy purchased through the Electric Energy Trading Chamber - CCEE.

Itaipu

We purchased 5,379 GWh of electricity from Itaipu in 2009, which constituted 11.6% of our total available electricity in 2009 and 22.5% of Copel Distribuição’s total available electricity in 2009. Our purchases represented approximately 8.0% of Itaipu’s supply to Brazil. Distribution companies operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The energy quota that each such distribution company is required to purchase from Itaipu increases whenever Itaipu adds to its own generation capacity. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars, and have been set for 2010 at U.S.$ 24.63 per kW.

In 2009, we paid an average tariff of R$ 88.94 per MWh for energy from Itaipu, compared to R$ 91.88 per MWh during 2008. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

Auctions in the Regulated Market

In 2009, we purchased 14,185 GWh of electricity through auctions in the regulated market. This energy represents 56% of the total electricity we purchased. For more information on the regulated market and the free market, see “– The Brazilian Power Industry – The New Industry Model Law.”

Cien

We entered into two agreements on December 13, 1999 to purchase firm capacity and associated energy from Cien (the “Cien Agreements”). The Cien Agreements were terminated on January 1, 2008, leaving us with a deficit of 400MW. In order to compensate for this deficit in our distribution business, we acquired (i) 159.36 average MW, at a price of R$ 104.74/MWh, for the period from 2007 to 2014 at the auction held on December 14, 2006, and (ii) 159.14 average MW from other distributors. On February 20, 2009, we purchased 144.5 average MW to supplement our supply agreements from March to December 2009 (for an average cost of R$ 145.77/MWh). The Ministry of Mines and Energy (“MME”) authorized Copel to compensate for the energy that Copel was to purchase under the Cien Agreements, and to pass through the related cost increases to its Final Customers. These energy contracts, while not sufficient to fully compensate for the energy shortfall caused by the cancellation of the Cien Agreement, were sufficient to meet the entire demand load of Copel.

Sales to Final Customers

During 2009, we supplied approximately 96% of the energy distributed directly to captive customers in the State of Paraná. Our concession area includes over 3.6 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, to the south of the State of Paraná. During 2009, we also sold energy to a total of 14 Free Customers, four of which are located outside of our concession area. On December 31, 2009, we had 10 Free Customers. During 2009, the total power consumption throughout our concession area, including Free Customers, was 21,286 GWh as compared to 20,818 GWh during 2008. The following table sets forth certain information regarding our volumes of energy sold to, and revenues (in millions of reais) from sales of energy to, different categories of purchasers for the periods indicated.

	Year ended December 31,
Categories of purchaser	2009		2008		2007		2006		2005
	(GWh)	(R$ in millions)	(GWh)	(R$ in millions)	(GWh)	(R$ in millions)	(GWh)	(R$ in millions)	(GWh)	(R$ in millions)
Industrial customers	7,748	2,114.8	7,955	2,077.3	7,740	1,934.1	7,200	1,751.7	7,639	1,649.2
Residential	5,664	2,213.8	5,379	1,990.1	5,143	1,900.1	4,826	1,884.1	4,653	1,857.0
Commercial	4,200	1,446.8	3,967	1,321.8	3,722	1,242.6	3,407	1,172.1	3,231	1,092.9
Rural	1,680	280.3	1,606	261.2	1,522	247.1	1,431	242.5	1,389	242.2
Other (1)	1,994	494.0	1,911	461.0	1,858	443.9	1,826	449.7	1,785	434.6
Total (2)	21,286	6,549.7	20,818	6,111.4	19,985	5,767.8	18,690	5,500.1	18,697	5,275.9

____________

(1)   Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.

(2)   Total GWh does not include our energy losses.

The following table sets forth the number of our Final Customers in each category at December 31, 2009.

Category	Number of Final Customers
Industrial	66,970
Residential	2,859,749
Commercial	300,138
Rural	352,992
Other (1)	48,344
Total	3,628,193

____________

(1)    Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.

Industrial and commercial customers accounted for approximately 32% and 22%, respectively, of our total revenues from energy sales during 2009. In 2009, 34% of our total revenues from energy sales were from sales to residential customers.

Tariffs

Retail Tariffs.  We classify our customers in two groups (“Group A Customers” and “Group B Customers”), based on the voltage level at which electricity is supplied to them and on whether they are considered as industrial, commercial, residential or rural customers. Each customer falls within a certain tariff level defined by law and based on the customer’s classification, although some flexibility is available according to the nature of each customer’s demand. Under Brazilian regulation, low voltage customers such as residential customers (other than Low Income Residential Customers, as defined below) pay the highest tariff rates, followed by 13.8kV and 34.5kV voltage customers, usually commercial customers and 69kV and 138kV voltage customers, usually industrial customers.

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

The following table sets forth the average tariffs (including value-added taxes) for each category of Final Customer in effect in 2009, 2008, 2007, 2006 and 2005.

Tariffs	2009	2008	2007 (1)	2006	2005
	(R$/MWh)	(R$/MWh)	(R$/MWh)	(R$/MWh)	(R$/MWh)

Industrial	273.0	261.1	249.9	243.3	215.91
Residential	390.9	370.0	369.5	390.4	399.12
Commercial	344.5	333.2	333.9	344.0	338.23
Rural	166.9	162.7	162.4	169.5	174.37
Others customers	247.8	241.3	238.9	246.3	243.47
All Final Customers	307.7	293.6	288.6	294.3	282.19

(1) In June 2007, ANEEL required us to decrease our Retail Tariffs by an average of 1.22% pursuant to the annual tariff readjustment. The primary reason that ANEEL required this decrease was to account for the devaluation of the U.S. dollar against the real in 2006.

Low Income Residential Customers. Under Brazilian law, we are required to provide discounted rates to certain low income residential customers (“Low Income Residential Customers”). In 2009, we served 709,816 Low Income Residential Customers, totaling the R$ 66.3 million grant approved by ANEEL (the amount paid by the Brazilian Federal Government to Copel).

The following table sets forth the current minimum discount rates approved by ANEEL for each category of Low Income Residential Customer.

Consumption	Discount from base tariff
Up to 30 kWh per month	65%
From 31 to 100 kWh per month	40%
From 101 to 220 kWh per month	10%

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

Transmission Tariffs. A transmission concessionaire is entitled to annual revenues based on the transmission network it owns and operates. These revenues are periodically readjusted according to criteria stipulated in the concession contract. We are a party to four transmission concession contracts, each of which has a different structure for calculating this revenue value.

Our main transmission concession accounted for 93% of our gross transmission revenues in 2009. Under the concession contract of our main transmission facilities, 38% of the transmission revenues are updated on an annual basis by the IGPM and the other 62% are subject to the tariff review process.

In addition, we have three concession agreements for individual transmission lines, which correspond to an aggregate of 7% of our transmission revenues. Under one of these agreements, the revenues are updated on an annual basis by the IGPM and under the other two agreements revenues are subject to the tariff review process.

The first periodic revision related to our main transmission concession scheduled for 2005 was only carried out in 2007, at which point ANEEL applied a reduction of 15.08%. This adjustment was applied retroactively to July 2005, and was passed on to our Final Customers until June 2009. The remainder of our annual revenues was subject to adjustment by IGP-M.

In 2009, our transmission tariffs were readjusted by the IGPM, resulting in an upward readjustment of 3.6%.  In addition, as of June 1, 2009, the permitted annual transmission revenues of Copel Geração e Transmissão were increased to R$ 283.4 million, due to an increase in transmission services provided by Copel Geração e Transmissão, resulting in a total average increase of 11.0%. A second periodic revision was scheduled for 2009, but was then postponed until  2010.

In June 2010, pursuant to this second periodic revision, ANEEL granted provisional approval to reduce transmission tariffs by 22.88%, applied to the revenues of new installations in the Interconnected Transmission System, and applied retroactively to total transmission revenues from July 1, 2009 onward. This was a provisional approval by ANEEL, and no final decision has been made.

Other Businesses

Telecommunications

Copel Telecomunicações S.A. Pursuant to an authorization from the Brazilian National Telecommunication Agency, Agência Nacional de Telecomunicações (“ANATEL”) to provide corporate telecommunication services within the State of Paraná and international long-distance services. We have been offering these services since August 1998 through the use of our fiber optics network (13.9 thousand km by the end of 2009). In 2009, we served 216 of the 399 municipalities in the State of Paraná, which represent 88.5% of the total population of the state. In addition to our commercial services, we have also been involved in an educational project aimed at providing public elementary and middle schools in the State of Paraná with broadband Internet access.

We provide services to most of the major Brazilian telecommunication companies that operate in the State of Paraná.  We have 720 clients, which include supermarkets, universities, banks, Internet service providers and television networks.  We also provide a number of different telecommunication services to our subsidiaries.

Sercomtel. We own 45.0% of the stock of Sercomtel Telecomunicações S.A. and Sercomtel Celular S.A. (together, “Sercomtel”). Sercomtel holds concessions to provide fixed and mobile telephone services in the municipalities of Londrina and Tamarana in the State of Paraná and has obtained ANATEL’s authorization to provide telephone services to all other cities in the State of Paraná. Currently, Sercomtel operates under an authorization regime in the cities of Cambé, Ibiporã and Arapongas. The city of Rolândia has been serviced since April 2009, and the cities of Apucarana and Maringá are expected to begin to receive service by the end of 2010.  Sercomtel has concessions from ANATEL to provide cable television in São José in the State of Santa Catarina and Osasco in the State of São Paulo and radio-wave television transmission in Maringá in the State of Paraná. As a result of impairment tests conducted in 2008, our entire investment in Sercomtel Celular S.A. was written off.

As of December 31, 2009, Sercomtel Telecomunicações, in its concessions area for fixed telephone services, had a total of 179,443 telephone lines installed, of which 160,037 were in operation. As of December 31, 2009, Sercomtel Celular had an installed capacity of 3,328 terminals in its TDMA system, of which 3,087 were in operation, as well as an installed capacity of 102,623 terminals in its GSM system, of which 79,875 were in operation.  In December 2009, Sercomtel started providing 3G services with a capacity of 20,000 lines, of which 2,162 are currently installed.  Sercomtel’s Telecomunicações’ 2009 net revenues were R$ 146.2 million, with net loss of R$ 20.7 million, and Sercomtel Celular’s 2009 net revenues were R$ 33.6 million, with net loss of R$ 11.2 million.

Water and Sewage

In January 2008, Copel bought the 30% stake in Dominó Holdings S.A. (“Dominó Holdings”) held by Sanedo Ltda., a wholly-owned subsidiary of Grupo Veola, for R$ 110.2 million.  We now own 45.0% of the total outstanding share capital of Dominó Holdings, which in turn owns 39.7% of the voting stock or 34.7% of the total capital of Companhia de Saneamento do Paraná – Sanepar (“Sanepar”), a public utility company that provides 345 urban and rural municipalities and approximately 8.8 million people in the State of Paraná with water distribution services and 5.1 million with sewage services. The State of Paraná owns 60.0% of the outstanding voting capital of Sanepar. Dominó Holdings’ net income in 2009 was R$ 42.0 million.  The other shareholders of Dominó Holdings are Andrade Gutierrez Concessões S.A and Daleth Participações S.A, each with 27.5%.

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

As of December 31, 2009, we owned 51.0% of the capital stock of Compagas and accounted for this interest through consolidation. The minority shareholders of Compagas are Petrobras and Mitsui Gas, each of which owns 24.5% of the capital stock of Compagas.

Compagas distributes natural gas from Bolivia supplied through the Bolivia-Brazil gas pipeline.  The volume contracted by Compagas is sufficient to safely meet demand in the next two years. For future supplies, Compagas has already started to negotiate with Petrobras in order to contract additional purchases of Brazilian natural gas. Petrobras has indicated through its Anticipated Gas Production Plan (Antecipação de Produção de Gás – Plangás), that the investments made by Petrobras and other Brazilian companies are expected to significantly increase the availability of Brazilian natural gas in the market, which is expected to increase from 29 million cubic meters per day in 2008 to 59 cubic meters per day in 2010. Additionally, two new re-gasification plants became operational in August 2008 and March 2009, with a total processing capacity of 21 million cubic meters per day of natural gas. Compagas owns a gas distribution network in the State of Paraná consisting of 520 km of pipelines. During 2009, Compagas recorded a daily average sales volume of 295.3 million cubic meters of natural gas to 6,730 customers and 197.8 million cubic meters to Araucária thermoelectric plant. In 2009, Compagas’ net revenues were R$ 212.9 million, and its net income was R$ 34.6 million.

Services

We own 40.0% of the share capital of ESCO Electric Ltda. (“ESCO”), a company that assists customers with their electricity needs through the provision of consulting services, planning and project implementation, automation services, operation, maintenance, training and technical assistance. The Instituto de Tecnologia para o Desenvolvimento – LACTEC – owns the remaining 60% of the share capital. ESCO also markets products and services aimed at obtaining greater energy efficiency and energy conservation. During 2009, ESCO did not record revenue and it had a net loss of R$ 0.7 million.  All operations of this company were discontinued in 2008 and we expect it to be liquidated during 2010-2011.

Concessions

We operate under concessions granted by the Brazilian government for our generation, transmission and distribution businesses.

In the generation segment, as of 2003 there is no longer any practical difference between a concessionaire and an independent producer. However, all concession agreements that were in effect prior to 2003 establish that the concessionaire has the right to renew the contract for an additional 20-year period. Concessions granted to independent producers between 1995 and 2003 can be renewed for an additional 20 years at ANEEL’s discretion, a process which can no longer be carried out with generation concessions granted after 2003, as is the case with the Mauá hydroelctic plant. After the final expiration date of a generation concession, as indicated in the table below, the concession will be subject to a competitive bidding process.

In the transmission and distribution segments, for the concessions auctioned after 1995, concessionaires have the right to request for their concessions agreements to be renewed for an additional period of 35 years. However, our distribution and our main transmission concessions were auctioned before 1995 and the concession agreement provides for possible extensions for a 20-year period, which we will solicit from ANEEL, in each case 36 months prior to expiration.

Generation

Since 1999, thirteen of our generation plants have had their concessions extended by Brazilian authorities, in each case for a 20-year term, as allowed by law. According to applicable law, these concessions are not eligible for a second extension. For each of our generation facilities for which the concession has not yet been extended, we will have the option to solicit a 20-year extension.

Concessions for new generation projects, granted after 2003, such as Mauá, are non-renewable, meaning that upon expiration, a further concession will be granted pursuant to a competitive bidding process.

The following table sets forth information relating to the terms as well as the renewals of our generation concessions.

Plant	Initial concession date	Initial expiration date	Extension date	Final expiration date

Foz do Areia	May 1973	May 2003	January 2001	May 2023
São Jorge	December 1974	December 2004	April 2003	December 2024
Apucaraninha	October 1975	October 2005	April 2003	October 2025
Guaricana	August 1976	August 2006	August 2005	August 2026
Chaminé	August 1976	August 2006	August 2005	August 2026
Segredo	November 1979	November 2009	September 2009	November 2029
Derivação do Rio Jordão	November 1979	November 2009	September 2009	November 2029
Salto Caxias	May 1980	May 2010	September 2009	May 2030
Cavernoso	January 1981	January 2011	September 2009	January 2031
Rio dos Patos	February 1984	February 2014	Possible	February 2034 (1)
Capivari Cachoeira	April 1965	May 1995	June 1999	July 2015
Mourão	January 1964	January 1994	June 1999	July 2015
Chopim I	March 1964	March 1994	June 1999	July 2015
Figueira	March 1969	March 1999	June 1999	March 2019
Marumbi	March 1956	Not defined by authorities	Not defined by authorities	Not defined by authorities

____________

(1)   Expected final expiration date (current expiration date: February 2014).

In September 2009, MME renewed the following power plant concessions for an additional term of 20 years: Segredo (final term expiring 2029), Salto Caxias (final term expiring 2030) Derivação do Rio Jordão (final term expiring 2029), and Cavernoso power plant (final term expiring in 2031).

We have ownership interests in several other generation projects, through generation partnerships established with certain other companies. The following table sets forth information relating to the terms of the concessions of certain generation plants in which we had an ownership interest as of December 31, 2009.

Plant	Consortium	Initial concession date	Initial expiration date	Extension

Dona Francisca	Dona Francisca Energética SA -DFESA	July 1979	August 2033	Possible
Santa Clara and Fundão	Elejor	October 2001	October 2036	Possible
Araucária	UEG Araucária Ltda.	December 1999	December 2029	Possible
Mauá	Consórcio Energético Cruzeiro do Sul	June 2007	July 2042	Not Possible
Foz do Chopim	Foz do Chopim Energética	April 2000	April 2030	Possible

Transmission

Under our transmission concession contracts, we have the right to request 20- to 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 36 months prior to the expiration of the contract in question. Our principal transmission concession, which corresponds to 93% of our transmission revenues, expires on July 7, 2015, but is renewable for a period of 20 years. In addition, we have three concession agreements for individual transmission lines, which correspond to an aggregate of 7% of our transmission.

The following table sets forth certain information relating to the terms and renewal of our transmission concessions:

Transmission Facility	Initial concession date	Initial expiration date	Extension date	Expected final expiration date

Main transmission concession	July 2001	July 2015	Possible	July 2035
Bateias – Jaguariaíva Transmission Line	August 2001	August 2031	Possible	August 2061
Bateias – Pilarzinho Transmission Line	March 2008	March 2038	Possible	March 2068
Foz do Iguaçu - Cascavel Oeste Transmission Line	November 2009	November 2039	Possible	November 2069

Distribution

We operate our distribution business pursuant to a concession granted to us on June 24, 1999, which expires on July 7, 2015. We will have the right to request a 20-year extension of this concession from ANEEL 36 months prior to its expiration according to the concession agreement.

Competition

We have concessions to distribute electricity in substantially all of the State of Paraná, and we do not face competition from the five utilities that have been granted concessions for the remainder of the state. As a result of legislation passed in 2004, however, other suppliers are able to offer electricity to our existing Free Customers at prices lower than those we currently charge. However, when a captive customer becomes a Free Customer, it is still required to pay to use our distribution system. The reduction in net revenue of our distribution business is therefore compensated with a reduction in our costs for energy that we would otherwise acquire to sell to these customers.

Furthermore, under certain circumstances, Free Customers may be entitled to connect directly to the Interconnected Transmission System rather than our distribution system. Unlike a Free Customer’s choice of another energy supplier, in which case that customer must still use our distribution network and thus pay us the appropriate tariff, our distribution business ceases to collect tariffs from a customer that connects directly to the Interconnected Transmission System. The migration of customers from the distribution network to the transmission network therefore results in the loss of revenues for our distribution business.

Distribution and transmission companies are required to permit the use of their lines and ancillary facilities for the distribution and transmission of electricity by other parties upon payment of a tariff.

Free Customers are limited to:

•         existing customers (those connected to the distribution network before July 1995) with demand of at least 3 MW and supplied at voltage levels equal to or greater than 69 kV;

•         new customers (those connected to the distribution network after July 1995) with demand of at least 3 MW at any voltage; and

•         customers with demand of at least 500 kW and that opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants or biomass projects.

During 2009, we provided electricity to a total of 14 Free Customers, and on December 2009 we had 10 Free Customers. These customers represented approximately 1.9% of our gross operating revenues from energy sales and approximately 2.4% of the total quantity of electricity sold by us in 2009. Contracts with Free Customers that are set to expire in 2010 represent approximately 15.9% of the total megawatts sold under contract to such customers. There can be no assurance that, upon the expiration of these contracts, the Free Customers will purchase energy from us.

At December 31, 2009, we had 43 customers that were eligible to qualify as Free Customers. These customers represented approximately 3.9% of our total volume of electricity sold in 2009, and approximately 5.3% of our total gross operating revenues from energy sales for that year.

In the generation business, any producer may be granted a concession to build or manage thermoelectric and small hydroelectric generating facilities in the State of Paraná. Brazilian law provides for competitive bidding for generation concessions for hydroelectric facilities with capacity higher than 30 MW.

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

Our transmission facilities that pre-date the introduction of environmental licensing requirements in 1986 are currently undergoing a diagnostic process with the relevant environmental authorities to ensure that the operations of these older facilities are brought in line with current environmental regulations.

We renew our environmental licenses in accordance with the procedures of the environmental authorities.  We are in compliance with all material environmental regulations and our more recent (post-1986) generation, transmission and distribution projects are in compliance with federal and state regulations.

In 2009, compulsory environmental audits were completed for the hydroelectric plants of Mourão, São Jorge, Salto do Vau, Melissa, Governador Bento M. da Rocha Netto and Governador Ney Aminthas de B. Braga, and, in January 2010, for the hydroelectric plants of Cavernoso and Apucaraninha.  These audits revealed that, in some cases, we need to improve our compliance with environmental standards in our operations, as well as increase our provisions for certain environmental risks. Together with the environmental regulators, we have established a plan to become fully compliant with relevant environmental standards. We are taking steps to execute this plan, and our audit concluded that we are fully capable of doing so.

These inspections were required by the State of Paraná as a condition for the renewal of the operating licenses for the above plants, and also allowed us to obtain an independent evaluation of our environmental policies and compliance with laws and regulations.

In March 2008, we received the necessary site license to begin construction of the Mauá hydroelectric power plant. This site license was granted after approval of an environmental plan, which contains various programs and sub-programs designed to prevent, mitigate and offset any negative environmental and social impact of this project, while enhancing the positive effects of the project.

We are involved with environmental and social programs including the “Socio-Environmental Education for Sustainability” (Educação Socioambiental para a Sustentabilidade) program and the “Tribute to the Waters” (Tributo às Águas) program.

Through the Programa de Educação Socioambiental para a Sustentabilidade, Copel promotes the communication among stakeholders and develops projects of environmental sensitization with the communities in the vicinities, being an important reference for the environmental and social responsibility of the company through the "ethics of care" regarding the environment.

The Programa Tributo às Águas aims to improve the quality and availability of water in Copel’s reservoirs through managing and monitoring the watersheds. As part of this program, Copel participates in the Programa de Gestão Ambiental Integrada em Microbacias - PGAIM to promote the quality and availability of water in the State of Paraná.

To reinforce our commitment to environmental, social and economic sustainability, we are signatories to the United Nations Global Compact, and we actively seek to implement the principles of the Global Compact in our daily activities and our corporate culture. We also report to the Global Reporting Initiative.

Plant, Property and Equipment

Our principal properties consist of the generation, transmission and distribution facilities described in “– Business – Generation and Purchasers of Energy” and “– Business – Transmission and Distribution.” Of the net book value of our total property, plant and equipment at December 31, 2009 (including construction in progress), generation and transmission facilities represented 48.2%, distribution facilities represented 32.9%, telecommunications represented 2.5%, supply of gas represented 2.2%, Elejor represented 7.3% and Araucária thermoelectric plant represented 6.8%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

The Condemnation Process

Although we receive concessions from the Brazilian government to construct hydroelectric projects, we do not receive title to the land on which the projects are located and in order for us to construct, the land must be condemned. Land required for the implementation of our projects may only be condemned pursuant to specific legislation. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of condemnation disputes. At December 31, 2009, we estimated our liability related to the settlement of such disputes to be approximately R$ 11.5 million. This amount does not include the projections for land condemnation included in the budgets for each of our projects.

THE BRAZILIAN POWER INDUSTRY

General

In August 2009, the MME approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 154.6 GW by 2017, of which 76.0% is projected to be hydroelectric (including small hydroelectric plants), 17.8% is projected to be thermoelectric, 2.2% is projected to be nuclear and 4.0% is projected to be from alternative energy sources such as wind and biomass.

Approximately 38% of the installed power generating capacity of Brazil is currently owned by Eletrobras (including its wholly-owned subsidiary Eletronuclear and its 50.0% participation interest in Itaipu).  Through its subsidiaries, Eletrobras is also responsible for 56% of the installed transmission capacity equal or above 230 kV within Brazil.  In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de São Paulo – CESP, Companhia Energética de Minas Gerais – CEMIG and us, among others.

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

Electric Energy Trading Chamber – CCEE

The CCEE is a not-for-profit private organization subject to authorization, inspection and regulation by ANEEL. The CCEE is responsible, among other things, for (i) registering all the energy purchase agreements in the regulated market, Contratos de Comercialização de Energia no Ambiente Regulado (“CCEAR”), and registering the agreements resulting from market adjustments and the volume of electricity contracted in the free market, and (ii) accounting for and clearing short-term transactions. The CCEE is composed of holders of concessions, permissions and authorizations in the electricity industry and Free Customers, and its board of directors is composed of four members appointed by these agents and one by the MME, who is the chairman of the board of directors.

Energy Sector Monitoring Committee – CMSE

The CMSE was created by the New Industry Model Law to monitor service conditions in the next five years and to recommend preventative measures to ensure energy supply adequacy, including demand-side action and contracting of energy reserves.

Eletrobras

Eletrobras serves as a holding company for the following federally-owned energy companies: Companhia Hidro Elétrica do São Francisco – Chesf, Furnas, Eletrosul, Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, Companhia de Geração Térmica de Energia Elétrica – CGTEE and Eletrobras Termonuclear S.A. – Eletronuclear.  Eletrobras manages funds generated by some of the regulatory charges, as well as the commercialization of energy from Itaipu and from alternative energy sources, under the Proinfa Program.

Historical Background of Industry Legislation

The Brazilian constitution provides that the development, use and sale of electric energy may be undertaken directly by the Brazilian government or indirectly through the granting of concessions, permissions or authorizations. Historically, the Brazilian electric energy industry has been dominated by generation, transmission and distribution concessionaires controlled by the Federal or State governments. Since 1995, the Brazilian government has taken a number of measures to reform the Brazilian electric energy industry. in general, these measures were aimed at increasing the role of private investment and eliminating foreign investment restrictions in order to increase overall competition and productivity in the industry.

The following is a summary of the principal events related to changes to the regulatory and legal framework of the Brazilian electricity sector:

•         In 1995: (i) the Brazilian constitution was amended to authorize foreign investment in power generation; (ii) the Concessions Law was enacted, requiring that all concessions for energy related services be granted through public bidding processes, providing for the creation of independent producers and Free Customers and granting electricity suppliers and Free Customers open access to all distribution and transmission systems; and (iii) a portion of the controlling interests held by Eletrobras and various Brazilian states in generation and distribution companies were sold to private investors.

•         In 1998, the Power Industry Law was enacted, providing for, among other things: (i) the creation of the ONS; (ii) the separation of generation, transmission, distribution and energy trading activities; and (iii) the appointment of BNDES as the financing agent of the power industry, especially to support new generation projects.

•         In 2001, Brazil faced a serious energy crisis that lasted through February 2002. During this period, the Brazilian government implemented an energy-rationing program in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil. In April 2002, the Brazilian government established an extraordinary tariff readjustment to compensate for financial losses incurred by the electricity suppliers as a result of the rationing period.

•         In 2004, the Brazilian government enacted the New Industry Model Law, in an effort to further restructure the power industry with the ultimate goal of providing customers with a secure electricity supply at low tariffs.

Concessions

The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must participate in a competitive bidding process or must apply to the MME or to ANEEL for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in a specific concession area for a specified period.  This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions. An existing concession may be renewed at the granting authority’s discretion, except in some specific cases provided by law.

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

Penalties. ANEEL regulations govern the imposition of sanctions against agents in the electricity sector and classify the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each infraction, the fines can be up to two percent of the revenue (net of value-added tax and services tax) of the concessionaire in the 12-month period preceding any penalty notice.  Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval for certain actions, including the following: (i) execution of contracts between related parties in certain situations; (ii) sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guaranty, pledge and mortgage) on these or any other assets related to the concession or the revenues from electricity services; (iii) changes in controlling interest of the holder of the authorization or concession; and (iv) certain changes to the bylaws. In the case of contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, require that the contract be rescinded.

The New Industry Model Law

The New Industry Model Law introduced material changes to the regulation of the power industry, in order to (i) provide incentives to private and public entities to build and maintain generation capacity, and (ii) ensure the supply of electricity in Brazil at low tariffs through a competitive electricity public bidding process. The key elements of the New Industry Model Law include:

•         Ensuring the existence of two markets: (1) the regulated market, a more stable market in terms of supply of electricity, and (2) a market specifically addressed to certain participants (i.e., Free Customers and energy-trading companies), called the free market, that permits a certain degree of competition vis-à-vis the regulated market.

•         Restrictions on certain activities of distributors, which require them to focus on their core business of distribution activities in order to promote more efficient and reliable services to captive customers.

•         Elimination of self-dealing, providing an incentive for distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties.

•         Respect for contracts executed prior to the New Industry Model Law, in order to provide regulatory stability for transactions carried out before its enactment.

The New Industry Model Law excludes Eletrobras and its subsidiaries from the National Privatization Program, which is a program originally created by the Brazilian government in 1990 to promote the privatization process of state-owned companies.

Parallel Environment for the Trading of Electric Energy

Under the New Industry Model Law, electricity purchase and sale transactions are carried out in two different segments: (i) the regulated market, which contemplates that distribution companies will purchase by public auction all the electricity they need to supply their customers; and (ii) the free market, which provides for the purchase of electricity by non-regulated entities (such as the Free Customers and energy traders).

However, the electricity arising from (i) low capacity generation projects located near consumption points (such as certain co-generation plants and small hydroelectric power plants), (ii) plants qualified under the Proinfa Program, an initiative established by the Brazilian government to create incentives for the development of alternative energy sources, such as wind power projects, small hydroelectric power plants and biomass projects, (iii) Itaipu and (iv) Angra 1 and 2 are subject to specific rules different from the rules applicable to the regulated market and to the free market.

The electricity generated by Itaipu will continue to be sold by Eletrobras to the distribution concessionaires operating in the South, Southeast and Midwest Interconnected Transmission System. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed below under “—Distribution Tariffs.”

Beginning January 2013, the energy generated by nuclear plants Angra 1 and 2 will be sold by Eletronuclear to the distribution concessionaires at a rate that will be calculated by ANEEL.

The New Industry Model Law does not affect bilateral agreements entered into before 2004.

The Regulated Market

In the regulated market, distribution companies must purchase their expected electricity requirements for their captive customers in the regulated market, through a public auction process. The auction process is administered by ANEEL, either directly or through the CCEE, under certain guidelines provided by the MME.

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

The Free Market

The free market covers transactions between generation concessionaires, IPPs, self-generators, energy traders, exporters and importers of electric energy and Free Customers. The free market also covers bilateral agreements between generators and distributors signed under the old model, until they expire.  Upon expiration, such contracts must be executed under the New Industry Model Law guidelines.

A consumer that is eligible to choose its supplier may only do so upon the expiration of its contract with the local distributor, with advance notice or, in the case of a contract with no expiration date, upon 15 days notice in advance of the date on which the distributor must provide MME with its estimated electricity demand for the year. In the latter case, the contract will only be terminated in the following year. Once a consumer has chosen the free market, it may only return to the regulated system once it has given its regional distributor five years notice, provided that the distributor may reduce such term at its discretion. Such an extended period of notice seeks to assure that, if necessary, the distributor can buy additional energy in auctions in the regulated market without imposing extra costs on the captive market.

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

Under these regulations, all electricity-purchasing agents must contract all of their electricity demand in accordance with established guidelines. Electricity-selling agents must show that the energy to be sold comes from existing or planned power generation facilities. Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.

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

The MME establishes the total amount of energy that will be contracted in the regulated market and the number and type of generation project that will be auctioned each year.

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

Auctions in the Regulated Market

Electricity auctions for new generation projects are held (i) in the fifth year before the initial delivery date of electricity (referred to as “A-5” auctions), and (ii) in the third year before the commencement of commercial operation (referred to as “A-3” auctions). Existing power generators hold auctions (i) in the year before the initial delivery date (referred to as “A-1” auctions), and (ii) up to four months before the delivery date (referred to as “market adjustments”). Auctions exclusively for electricity from wind, small hydro and biomass power plants are held between years “A-1” and “A‑5.”  New and existing power generators may participate in the reserve energy auctions as long as these generators increase the power system capacity or they did not achieve commercial operation by January 2008. Invitations to bid in the auctions are prepared by ANEEL, in accordance with guidelines established by the MME, including the requirement that the lowest bid wins the auction. Each generation company that participates in the auction executes a contract for purchase and sale of electricity with each distribution company, in proportion to the distribution companies’ respective estimated demand for electricity. The only exception to these rules relates to the market adjustment auction, where the contracts are between specific selling and distribution companies. The contracts for both A-5 and A-3 auctions have a term of between 15 and 30 years, and the contracts for A-1 auctions have a term between five and 15 years. The contracts for A-1 auctions, carried out in 2005, are allowed to have a three-year term with initial supply in 2006. Contracts arising from market adjustment auctions are limited to a two-year term. The reserve energy contracts are limited to a 35-year term.

The quantity of energy contracted from existing generation facilities may be reduced for three reasons: (i) to compensate for captive customers that become Free Customers; (ii) to compensate for market deviations from the estimated market projections (up to four percent per year of the annual contracted amount, beginning two years after the initial electricity demand is estimated); and (iii) to adjust the quantity of contracted energy in bilateral agreements entered into prior to the enactment of the New Industry Model Law. With regard to (i) above, the reduction in net revenue caused when a captive customer becomes a Free Customer is compensated for by the increased amounts that Free Customers are required to pay to use our distribution system. However, a Free Customer may disconnect from our distribution system (and therefore cease to pay us a distribution tariff) if it chooses to connect directly to the Interconnected Transmission System or if it generates energy for self-consumption and transports this energy without using our distribution system. Because a Free Customer that connects directly to the Interconnected Transmission System no longer pays us a distribution tariff, we might not be able to fully recover this loss in revenues.

Since 2004, CCEE has conducted nine auctions for new generation projects, seventeen auctions for existing power generation facilities, one auction for alternative generation projects, and two auctions for reserve energy in order to increase energy supply security. No later than August 1st of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the five subsequent years.  Based on this information, MME establishes the total amount of electricity to be traded in the auction and determines which generation companies will participate in the auction. The auction is carried out in two phases via an electronic system.

After the completion of the auction (except in the case of reserve energy auction), generators and distributors execute the CCEAR, in which the parties establish the price and amount of the energy contracted in the auction.  The price is adjusted annually based on price variations published by the IPCA (Índice Nacional de Preços ao Consumidor Amplo, calculated and published by Fundação Instituto Brasileiro de Geografia e Estatística – IBGE). The distributors grant financial guaranties to the generators (mainly receivables from the distribution service) to secure their payment obligations under the CCEAR.

Also after completion of the auction, the generation concessionaire and the CCEE execute the Contrato de Energia de Reserva (“CER”), in which the parties establish the price and amount of the energy contracted for in the auction. The distributors, free customers and self-producing customers then execute the Contrato de Uso da Energia de Reserva (“CONUER”) with CCEE, in order to use the reserve energy. The reserve energy consumers grant financial guaranties to CCEE to secure their payment obligations under CONUER.

The Annual Reference Value

Brazilian regulation establishes a mechanism (the “Annual Reference Value”) that limits the costs that can be passed through to Final Customers. The Annual Reference Value corresponds to the weighted average of the electricity prices in the A-5 and A-3 auctions (excluding alternative energy auctions), calculated for all distribution companies.

The Annual Reference Value creates an incentive for distribution companies to contract their expected electricity needs in the A-5 auctions, where the prices are expected to be lower than in A-3 auctions. The Annual Reference Value is applied during the first three years of the power purchase agreements for new power generation projects. Beginning in the fourth year, 100.0% of the electricity acquisition costs from these projects is passed through to customers. The decree establishes the following permanent limitations on the ability of distribution companies to pass-through costs to customers: (i) no pass-through of costs for electricity purchases that exceed 103% of actual demand; (ii) limited pass-through of costs for electricity purchases made in an A-3 auction, if the volume of the acquired electricity exceeds two percent of the volume of electricity purchased in the A-5 auctions; (iii) if the volume contracted from existing generation projects decreases by over four percent, new contracts from new generation projects are afforded limited pass-through. The MME establishes the maximum acquisition price for electricity generated by existing projects. If distributors do not comply with the obligation to fully contract their demand, the pass-through of costs from energy acquired in the short-term market is the lower of the spot market price and the Annual Reference Value.

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

Tariffs for the Use of the Distribution and Transmission Systems

ANEEL regulates access to the distribution and transmission systems and establishes tariffs for the use of these systems. The tariffs are (i) network usage charges, which are charges for the use of the proprietary local grid of distribution companies (“TUSD”) and (ii) tariffs for the use of the transmission system, which is the Interconnected Transmission System and its ancillary facilities (“TUST”).

TUSD

Users of a distribution system pay the distribution concessionaire a tariff known as the TUSD. The TUSD is divided into two parts: one related to the contracted power in R$/kW and other related to the regulatory charges in R$/kWh. The amount paid by the users of a distribution system is calculated by multiplying the maximum contracted power for each of the customer’s points of connection to the concessionaire’s distribution system, by the tariff in R$/kW, plus the multiplication of the power consumption by the tariff in R$/kWh, per month.

In relation to the captive customers, the TUSD is part of the supply tariff that is calculated based on the voltage used by each customer.

TUST

The TUST is paid by distribution companies, generators and Free Customers for use of the Interconnected Transmission System (electrical transmission system with voltage equal or higher than 230 kV). This tariff is revised annually according to (i) the location of the user of the transmission system and (ii) the annual revenues that a transmission company is permitted to collect for the use of its assets in the Interconnected Transmission System. The ONS, an entity that represents all transmission companies that own assets in the Interconnected Transmission System, coordinates the payment of transmission tariffs to these transmission companies. Users of the Interconnected Transmission System sign contracts with the ONS, which allows them to use the transmission grid in return for paying TUST. A transmission company that owns transmission assets which are not part of the Interconnected Transmission System makes this other transmission system available to interested users for a separately-negotiated fee.

Distribution Tariffs

Distribution tariff rates to final customers (including the TUSD) are subject to review by ANEEL, which has the authority to adjust and review these tariffs in response to changes in energy purchase costs and market conditions. When adjusting distribution tariffs, ANEEL divides the costs of distribution companies into (i) costs that are beyond the control of the distributor, or Parcel A costs, and (ii) costs that are under control of distributors, or Parcel B costs. ANEEL’s tariff readjustment formula treats these two categories differently.

Parcel A costs include, among others, the following:

•         costs of electricity purchased in ANEEL public auctions;

•         costs of electricity purchased from Itaipu;

•         costs of electricity purchased pursuant to bilateral agreements by small distribution companies;

•         charges for connection to and use of the transmission and distribution systems; and

•         energy sector regulatory charges.

Parcel B costs include, among others, the following:

•         a component designed to compensate the distributor for the investments made by the distributor on the concession assets;

•         depreciation costs; and

•         a component designed to compensate the distributor for its operating and maintenance costs.

Each distribution company’s concession agreement provides for an annual readjustment (reajuste anual).  In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are only adjusted for inflation in accordance with the IGP-M index, minus the X factor.

In February 2010, our distribution concession contract with ANEEL was amended. As a result, the next increase in our distribution tariffs will be reduced, causing a reduction of approximately 0.5% in our distribution revenues. Our Board of Directors approved the amendment in order to mitigate the possibility of a lawsuit or judicial proceeding on the matter.  Nevertheless, we cannot assure you that no such action will be brought.

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

The X factor for each distribution company is calculated based on two components:

•         Xa, based on the application of the IPC-A to the personnel portion of the concessionaire’s operational costs; and

•         Xe, based on the concessionaire’s increases in its economies of scale due to market growth, and which is measured at each periodic tariff revision.

In addition, ANEEL recently enacted new regulations under which distribution companies will be required to comply under penalty of law with minimum pre-established targets measured by a new quality of service indicator related to customer satisfaction.

In addition, a distribution concessionaire is entitled to an extraordinary tariff review (revisão extraordinária) on a case-by-case basis, to ensure its financial stability and compensate it for unpredictable costs, including taxes, that significantly change its cost structure. Extraordinary tariff adjustments were granted (i) in June 1999 to compensate for increased costs of electricity purchased from Itaipu as a result of the devaluation of the real against the dollar, (ii) in 2000 to compensate for the increase in Contribuição para o Financiamento da Seguridade Social - COFINS (Social Security Financing Contribution) from two to three percent, and (iii) in December 2001 to compensate for losses caused by the Rationing Program.

Since October 2004, on the date of a subsequent tariff readjustment or tariff revision, whichever occurs earlier, distribution companies have been required to execute separate contracts for the connection and use of the distribution system and for the sale of electricity to their potentially Free Customers.

Incentives

In 2000, a Federal decree created the Thermoelectric Priority Program, Programa Prioritário de Termeletricidade (“PPT”), for purposes of diversifying the Brazilian energy matrix and decreasing Brazil’s strong dependence on hydroelectric plants.  The incentives granted to the thermoelectric plants included in the PPT are: (i) guarantee of gas supply for 20 years, as per an MME regulation (ii) assurance that the costs related to the acquisition of the electric energy produced by thermoelectric plants will be passed on to customers through tariffs up to the normative value established by ANEEL, and (iii) guarantee of access to a special BNDES financing program for the electric energy industry.

In 2002, the Brazilian government established the Proinfa Program to encourage the creation of alternative energy sources. Under the Proinfa Program, Eletrobras shall purchase the energy generated by alternative sources for a period of 20 years.  In its initial phase, the Proinfa Program is limited to a total contracted capacity of 3,300 MW. In its second phase, which will start after the 3,300 MW cap has been reached, the Proinfa Program intends to purchase up to 10% of Brazil’s annual electric energy consumption from alternative sources. The first phase of the Proinfa program commenced in 2004.

Energy Sector Regulatory Charges

State and Municipal ICMS Compensation

From January 1, 2010 to December 31, 2012, distributors will be required to pay a levy in the amount of 0.3% of their annual net operating revenues, which will be transferred to certain states and municipalities in compensation for losses in tax revenues resulting from the fact that these states and municipalities became connected to the Interconnected Transmission System, and therefore no longer receive energy from locally-generated sources. These funds must be used by the states and municipalities to provide increased access to electricity, to finance social and environmental projects, as well as to conduct research and development and support energy efficiency initiatives.

EER

The Encargo de Energia de Reserva (“EER”) is a regulatory charge designed to raise funds for energy reserves that have been contracted through CCEE. These energy reserves must be created in order to attempt to ensure a sufficient supply of energy in the Interconnected Transmission System. The EER shall to be collected from Final Customers of the Interconnected Transmission System. According to the applicable regulation, there was only one payment to this fund during the fiscal year of 2009. Nevertheless, beginning in 2010, this charge has been collected on a monthly basis.

RGR Fund

In certain circumstances, electric energy companies are compensated for certain assets used in connection with a concession if the concession is revoked or is not renewed. In 1971, the Brazilian Congress created a reserve fund designed to provide these compensatory payments (the “RGR Fund”). In February 1999, ANEEL established a fee requiring public-industry electric companies to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, not to exceed three percent of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and the RGR Fund has been used principally to finance generation and distribution projects. The RGR Fund is scheduled to be phased out by the end of 2010 and ANEEL shall revise certain tariffs so that the Final Customers will receive some benefit from the termination of the RGR Fund.

UBP

Independent Power Producers – IPPs reliant on hydrological resources (except small hydroelectric power plants) are required to make contributions for using a public asset, Uso de Bem Público (“UBP”) according to the rules of the corresponding public bidding process for the granting of concessions. Eletrobras receives the UBP payments in a specific account.

CCC

Distribution companies (and also some transmission companies responsible for Free Customers) must contribute to the Fuel Consumption Account, Conta de Consumo de Combustível (“CCC Account”). The CCC Account was created in 1973 to generate financial reserves to cover fossil fuel costs in order to reduce tariffs to be paid by consumers supplied by thermoelectric power plants. However, since July 2009 the CCC reserves have been used to cover the difference of the cost of generation in the isolated systems (supplied only by thermoelectric power plants) and the cost of generation in the Interconnected Transmission System. The CCC Account is administered by Eletrobras. The CCC Account, in turn, reimburses electric companies for a substantial portion of the power generation costs of their thermoelectric power plants of the isolated systems.

In February 1998, the Brazilian government provided for the phasing out of the CCC Account.  During the 2003-2005 period, subsidies from the CCC Account were phased out for thermal power plants that were constructed prior to February 1998 and that are connected to the Interconnected Transmission System. Thermal power plants constructed after that date will not be entitled to subsidies from the CCC Account. In April 2002, the Brazilian government established that subsidies from the CCC Account would continue to be paid, for a period of 20 years, to thermoelectric plants located in isolated systems. However, in December 2009, the Brazilian government revoked this sunset provision and the CCC is therefore no longer set to expire.

CDE

In 2002, the Brazilian government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE Account”). The CDE Account is funded by (i) monthly payments made by concessionaires for the use of public assets, (ii) penalties and fines imposed by ANEEL and (iii) the annual fees paid by agents offering electric energy to Final Customers, by means of an additional charge added to the tariffs for the use of the transmission and distribution systems. These fees are adjusted annually. The CDE Account was created to support (i) the development of energy production throughout Brazil, (ii) the production of energy by alternative energy sources, and (iii) the universalization of electric energy services throughout Brazil. The CDE will be in effect for 25 years and be regulated by the executive branch and managed by Eletrobras.

Itaipu Transmission Charge

The Itaipu hydroelectric plant has an exclusive transmission grid and is not part of the Interconnected Transmission System. Companies that are entitled to receive electricity from Itaipu pay a transmission charge, in an amount equal to their proportional quota of Itaipu generated electricity for the use of the grid.

Use of Water Resources Tax

Holders of concessions and authorizations that allow for the exploitation of water resources must pay a total tax of 6.75% of the value of the energy they generate, which for purposes of this calculation is based on a rate set by ANEEL. Beginning on January 1, 2010, ANEEL set this rate at R$ 64.69/MWh. The proceeds of this tax are shared among the states and municipalities where the plant or the plant’s reservoir is located, as well as with certain federal agencies.

ANEEL Inspection Fee

The ANEEL Inspection Fee is an annual fee due by the holders of concessions, permissions or authorizations equal to a proportion of their revenues. The ANEEL Inspection Fee requires these holders to pay up to 0.5% of their annual revenue to ANEEL in 12 monthly installments.

Default on the Payment of Regulatory Charges

The New Industry Model Law provides that the failure to pay required contributions to the RGR Fund, Proinfa Program, CDE Account, CCC Account, or make certain payments, such as those due from the purchase of electric energy in the regulated market or from Itaipu, will prevent the defaulting party from receiving readjustments or reviews of their tariffs (except for an extraordinary review) and will also prevent the defaulting party from receiving funds from the RGR Fund, CDE Account or CCC Account.

Energy Reallocation Mechanism

The Energy Reallocation Mechanism (“MRE”) attempts to mitigate the risks borne by hydroelectric generators due to variations in river flows (hydrological risk).

Under Brazilian law, each hydroelectric plant is assigned a determined amount of “assured energy,” according to an energy supply risk criteria defined by MME, based on historical river flow records. The assured energy also represents the maximum energy that can be sold by the generator, which is set forth in each concession agreement, irrespective of the volume of electricity actually generated by the facility.

The MRE tries to guarantee that all participating plants receive the revenue corresponding to their assured energy, irrespective of the volume of electricity generated by them.  In other words, the MRE effectively reallocates the electricity, transferring the surplus from those who have produced in excess of their assured energy to those that have produced less than their assured energy. The relocation, which occurs in the Interconnected Transmission System, is determined by the ONS, considering the nationwide electricity demand and hydrological conditions, regardless of the power purchase agreement of each individual generator. The volume of electricity actually generated by the plant, whether more or less than their assigned assured energy quotient, is priced pursuant to a tariff known as the “Energy Optimization Tariff,” designed to cover only the variable operation and maintenance costs of the plant, so that generators are largely unaffected by the actual dispatch of their plants.

Research and Development

The companies holding concessions and permissions for distribution of electricity must invest a minimum of 0.50% of their annual net operational revenues in research and development and 0.50% in energy efficiency programs. Beginning on January 1, 2016, these percentages will become 0.75% and 0.25%, respectively.

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

The amount to be invested in research and development must be distributed as follows:

•         40% to the company research and development projects, under the coordination of ANEEL;

•         40% to the Ministry of Sciences and Technology, to be invested in national research and development projects; and

•         20% to the MME, to defray EPE.

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

Our energy generation, distribution and transmission facilities are subject to environmental licensing procedures, which include the preparation of environmental impact assessments before such facilities are constructed. Once the respective environmental licenses are obtained, their maintenance is still subject to the compliance with certain requirements. We were one of the first energy concessionaires in Brazil to provide an environmental impact assessment and report in connection with the construction of a power plant (Segredo Power Plant, 1987). More recently, the Salto Caxias Power Plant (1995-1999) was constructed in accordance with one of the most comprehensive environmental impact mitigation programs ever implemented in Brazil.

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

Item 4A.   Unresolved Staff Comments

None.

Item 5.      Operating and Financial Review and Prospects

The statement of operations for the years ended December 31, 2009, 2008 and 2007 have been prepared in accordance with Brazilian GAAP including the provisions of Law Nos. 11,638/07 and 11,941/09.

Rapid changes in Brazilian accounting principles are continuing, as Brazilian accounting standard-setters move toward convergence with IFRS. Many new accounting standards have been adopted and are currently being implemented. Others are expected in the near future. We cannot yet predict the effects on our financial statements that will result when these changes take effect.  Based on preliminary analysis, the two principal aspects of IFRS that could have a material impact on us concern the recognition of regulatory assets and accounting for our concessions. See “Item 3. Risk Factors – Risks Relating to the Brazilian Electricity Sector.” For more information, see Note 4 to our consolidated financial statements.

Overview

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions.  In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003 and an economic recovery that has led to consistent growth since 2004. Between the fourth quarter of 2008 and the first quarter of 2009, Brazilian GDP decreased due to the global financial crisis. Since then, the Brazilian economy has shown a return to growth.

The following table shows selected economic data for the periods indicated:

	Year ended December 31,
	2009	2008	2007

Inflation (IGP-DI)	(1.4)%	9.1%	7.9%
Appreciation (depreciation) of the real vs. US dollar	34.2%	(24.2)%	20.7%
Period-end exchange rate – US$ 1.00 (1)	1.7412	2.3370	1.7713
Average exchange rate – US$ 1.00	1.9905	1.8335	1.9300
Change in real GDP (2)	(0.2)%	5.4%	5.4%
Average interbank interest rates (3)	9.7%	12.4%	11.9%

______________

(1)   The real/U.S. dollar exchange rate at June 10, 2010 was R$ 1.8185 per U.S.$ 1.00.

(2)   In 2007, the Brazilian Geography and Statistics Institute (“IBGE”) adopted a new GDP calculation method, which affected the GDP figures of prior years.

(3)   Calculated in accordance with Central Clearing and Custody House (“CETIP”) methodology (based on nominal rates).

Sources: FGV-Fundação Getúlio Vargas, the Brazilian Central Bank, the Brazilian Geography and Statistics Institute (“IBGE”) and Central Clearing and Custody House (“CETIP”).

Changes to Brazilian Accounting Principles

New accounting standards have recently been adopted in Brazil, and we expect that further changes will occur as a result of the convergence of Brazilian GAAP with IFRS. In particular, the CPC has issued new technical accounting rules and pronouncements, which became effective for the year ended December 31, 2010. Changes to Brazilian accounting standards resulting from the convergence of Brazilian GAAP and IFRS could have a material impact on our results of operations. For more information, see Note 4 to our consolidated financial statements.

Rates and Prices

Our results of operations are significantly affected by changes in the prices and tariffs that we charge for electricity. Most of our revenues come from electricity sales to captive customers at regulated rates defined by ANEEL. We also sell energy through auctions, bilateral agreements and to Free Customers at prices that are not directly regulated, but are heavily influenced by energy regulatory policy. In the auctions held during 2004 and 2005, the electricity prices in the agreements with delivery dates beginning in 2005, 2006 and 2007 reflected an electricity surplus, resulting in a reduction of energy prices. Electricity prices for agreements with delivery dates beginning in 2008 and 2009 were higher than prior years, due to increased demand in 2008.

Sales to Final Customers represented about 49.5% of the volume of electricity we delivered in 2009, and accounted for 79% of our gross energy sales revenues. Almost all of such sales were to captive customers. The rates we charge to our captive customers are set by ANEEL based on considerations established by law and regulations.  For more information, see “Item 4. Information on the Company – The Brazilian Electric Power Industry – Distribution Tariffs.” In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

ANEEL modifies our Retail Tariffs annually, generally in June. In recent years, the adjustments have been as follows:

•         In June 2007, ANEEL required us to decrease our Retail Tariffs by an average of 1.22% pursuant to the annual tariff readjustment. The primary reason that ANEEL required this decrease was to account for the devaluation of the U.S. dollar against the real in 2006.

•         In June 2008, ANEEL reduced our Retail Tariffs by an average of 3.35% pursuant to its preliminary periodic revision, which occurs every four years. However, giving effect to the recovery of Parcel A costs, which are calculated each year, the average effect of this reduction on our customers was an increase of 0.04%. On June 2, 2009, after a final adjustment by ANEEL, our Retail Tariffs were reduced by an average of 3.65%.  However, giving effect to the recovery of Parcel A costs, the average effect of this on our customers was a reduction of 0.27%.

•         In June 2009, ANEEL approved the annual readjustment of our Retail Tariffs, increasing them by an average of 18.04%, of which 11.42% related to the tariff increase and 6.62% referred to an increase in recovery of deferred regulatory assets (CVA). The readjustment became effective as of June 24, 2009.  After giving effect to the recovery of Parcel A costs, the average effect of the above tariff readjustment on our captive customers was an increase of 12.98%.

However, due to the global economic crisis, our Executive Committee, pursuant to instructions from our controlling shareholder, determined that the Retail Tariff readjustment set forth by ANEEL should have on average no effect on our captive customers. Consequently, on June 24, 2009, we submitted to ANEEL a formal request asking for the deferral of part of the annual readjustment to future periods.  However, the requirement was not approved by ANEEL. Subsequently, at an extraordinary shareholders’ meeting, the implementation of a tariff adjustment was approved, which provides a discount equivalent to the tariff increase approved by ANEEL for all Final Customers that pay their bills on time.

In February 2010, our distribution concession contract with ANEEL was amended. As a result, the next increase in our distribution tariffs will be reduced, causing a reduction of approximately 0.5% in our distribution revenues. Our Board of Directors approved the amendment in order to mitigate the possibility of a lawsuit or judicial proceeding. Nevertheless, we cannot assure you that no such action will be brought.

•         In June 2010, ANEEL approved the annual readjustment of our Retail Tariffs, increasing them by an average of 9.74%, of which 6.88% related to the tariff increase and 2.86% referred to an increase in recovery of deferred regulatory assets (CVA). The readjustment became effective as of June 24, 2010. After giving effect to the recovery of Parcel A costs, the average effect of this tariff readjustment on our captive customers was an increase of 2.46%.

Purchase and Resale of Energy

Our distribution business purchases energy from generation companies and resells this energy to final customers at regulated rates. For more information, see “Item 4. Information on the Company – Business – Generation and Purchases of Energy.” Our major long-term contracts or purchase obligations are described below.

•         We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2009, our electricity purchases from Itaipu amounted to R$ 478.4 million.

•         Our distribution business is required to purchase a large portion of its energy needs from the regulated market. For more information, see “Item 4. Information on the Company – The Company – Public Auction.”

Under current legislation, the amount that our distribution business charges to Final Customers is composed of two fees: a fee for the actual energy consumed and a fee for the use of our distribution system. Since the regulated rates at which our distribution business sells energy to final customers are substantially the same as the rates at which it purchases energy (after accounting for deductions and the cost of energy purchased for resale), our distribution business does not generate operating profit from the sale of electricity to final customers. Rather, our distribution business generates operating profit principally by collecting tariffs for the use of our distribution system.

Impact of the CRC Account

One of our most significant assets consists of the obligations of the State of Paraná under an agreement that was most recently amended in January 2005. These obligations derive from amounts we were entitled to recover under a prior regulatory regime, and as a result they are referred to as the recoverable rate deficit account or “CRC” account (from the Brazilian term Conta de Resultados a Compensar). As of December 31, 2009, the outstanding balance of the CRC Account was R$ 1,254.6 million.  The balance is adjusted for IGP-DI, bears interest at 6.65%, and is payable in monthly installments through May 2024. If the State of Paraná fails to make payments on a timely basis, we may apply dividends we owe to the State of Paraná in its capacity as our shareholder against amounts it owes us under the CRC Account agreement.

Special Obligations

We record a liability for contributions received from the federal government and our customers exclusively for investment in our distribution network. We record the amount of these contributions on our balance sheet as a reduction of our fixed assets, under the caption “special obligations,” and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions will be offset against our fixed assets, including those purchased with the contributions received from the federal government and our customers. The accounting treatment for Special Obligations under Brazilian GAAP changed and these obligations are amortized prospectively starting on the date of future tariff reviews for each distribution concessionaire. The amount we recorded as special obligations as of December 31, 2009 was R$ 930 million.

Critical Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us.  We have discussed in “Overview” above certain accounting policies relating to regulatory matters. In the discussion below, we have identified several other matters for which our financial information would be materially affected if either (i) we reasonably used different estimates or (ii) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion below addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. Please see the Notes to our consolidated financial statements included herein for a more detailed discussion of the application of these and other accounting policies, and for identification of the effects brought by the adoption of the new accounting pronouncements (Note 41(c)(viii)).

Rapid changes in Brazilian accounting principles are continuing, as Brazilian accounting standard-setters move toward convergence with IFRS. Many new accounting standards have been adopted and are currently being implemented.  Others are expected in the near future.

With the enactment of Law No. 11,638/2007, which has updated the Brazilian corporate legislation so as to bring the accounting practices adopted in Brazil closer to IFRS, the Accounting Pronouncements Committee has published new technical accounting rules and pronouncements.

As of the date of these financial statements, 27 new technical pronouncements have been issued by CPC and approved by CVM rulings, for mandatory application as of 2010. The technical pronouncements and technical interpretations applicable to Copel can be found in Note 4 to our consolidated financial statements.

Revenue Recognition

We recognize our revenues on an accrual basis. We therefore recognize revenue when persuasive evidence of an arrangement exists, delivery of goods has occurred or services have been rendered, our price to the customer has been fixed or is determinable, and collection is reasonably assured, regardless of when the cash is received.

We bill our residential, industrial and commercial customers monthly. Unbilled revenues from the billing date to month-end are estimated based on the prior month’s billing and recognized as revenue at the end of the month in which the service was provided. We read our individual customers’ meters systematically throughout the month in order to determine how much energy we have sold to them. At the end of each month, the amount of energy delivered to each customer since their last meter reading date is estimated and the corresponding unbilled revenue is determined based upon a customer’s daily estimated usage by class and applicable customer rates reflecting significant historical trends and experience. Differences between estimated and actual unbilled revenues, which have historically been insignificant, are recognized in the following month.

Deferred Regulatory Assets

In accordance with Brazilian GAAP, we have deferred and capitalized certain costs that we expect to recover through rate increases. This approach is similar to that taken in SFAS No. 71, which provides that rate-regulated entities account for their assets and liabilities in a manner consistent with the recovery of those costs in their rates, if the rates are designed to recover the costs of providing the regulated service and if the competitive environment makes it likely that such rates can be charged and collected. Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers. We are entitled to recover these costs according to Brazilian regulations. ANEEL performs a rate readjustment on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. For more information, see Note 11 to the consolidated financial statements. The deferred regulatory assets reflected in our consolidated balance sheet under Brazilian GAAP totaled R$ 335.0 million at December 31, 2009 (CVA and other regulatory assets).  The deferred regulatory liabilities totaled R$ 58.4 million at December 31, 2009 (CVA and other regulatory liabilities).

Impairment of Long-Lived Assets

Long-lived assets, primarily property, plants and equipment, comprise a significant amount of our total assets. We evaluate our long-lived assets and make judgments and estimates concerning the carrying value of these assets, including amounts to be capitalized, depreciation and useful lives. The carrying values of these assets are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for our products and services, future market conditions and regulatory developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. We carried out tests in 2009 that resulted in the impairment of R$ 17.6 million for Sercomtel. For our other investments, no other provision for impairment was necessary in 2009. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

Electric Energy Trading Chamber - CCEE

For accounting purposes, we recognize costs and revenues related to purchases and sales of energy in the spot market based on our internal estimates, which estimates are reviewed by the CCEE.

We claimed a credit based on energy purchased from Itaipu during the energy rationing period that occurred in 2001, where there was a significant difference between the purchase price of Itaipu energy and energy sold at a loss in the spot market. We are contesting a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2009, R$ 1,176.0 million in costs for energy we purchased for resale in the spot market during a period of electricity rationing period in 2001 and the first quarter of 2002. Our management believes that losses resulting from the final ruling of this claim are not probable. We have no provision relating to this matter. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2009, we had provisions of R$ 30.4 million to cover probably losses related to these other lawsuits.

Reserve for Contingencies

Our subsidiaries and we are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues.

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

The legal proceedings for which we classify our risk of loss as “possible” totaled R$ 1,879.4 million as of December 31, 2009, of which R$ 110.7 million was related to labor claims, R$ 1,195.1 million was related to regulatory proceedings, R$ 115.9 million was related to civil claims and R$ 457.7 million was related to tax proceedings.

Employee Retirement and Health Benefits

We sponsor a defined-benefit pension plan and defined-contribution pension plan covering substantially all of our employees. We have also established retirement health care plans. We determine our funding obligations based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, rates of inflation, mortality rates and future employment levels. These assumptions directly affect our liability for accrued pension costs.

In 2009, we recorded expenses in the amount of R$ 14.2 million for our pension and health care plans.  We estimate that we will incur expenses in the amount of R$ 28.0 million in 2010 (according to actuarial calculations), plus the monthly costs of these plans.

Deferred Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing rates. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. The deferred taxes balances subject to the federal taxing department inspection are those constituted over the 2005 to 2009 basis.

Operating Segments

Our most important operating segments are Copel Geração e Transmissão, which is engaged in electricity generation and transmission, and Copel Distribuição, which is engaged in electricity distribution. For more information, see Note 39 to our audited consolidated financial statements.

Our largest operating segment in terms of revenue is distribution. Revenues from our distribution business represented 64.3%, 64.4% and 64.6% of our total net operating revenues in 2009, 2008 and 2007, respectively, before eliminations and adjustments.  Revenues from our generation and transmission business represented 28.6%, 26.4% and 24.9% of our total net operating revenues in 2009, 2008 and 2007, respectively, before eliminations and adjustments. These percentages were calculated taking into account the net operating revenues of each of our business segments and our total combined net operating revenues for each fiscal year, not taking into account any consolidation adjustments.

The profitability of our segments differs. Although our distribution segment is the largest contributor to our net operating revenues, it has a lower operating margin than our generation and transmission segment. Operating profit from our distribution segment was 20.5% of our total operating profit in 2009. Operating profit from our generation and transmission segment was 60.4% of total operating profit. These percentages were calculated taking into account the net operating profit of each of our business segments and our net combined operating profit during 2009.

Analysis of Electricity Sales and Cost of Electricity Purchased

The following table sets forth the volume and average rate components of electricity sales and purchases for the years 2007 to 2009.

	2009	2008	2007
Electricity Sales:
Sales to Final Customers:
Average price (R$/MWh): (1)
Industrial customers (2)	272.95	261.14	249.88
Residential customers	390.85	369.97	369.46
Commercial customers	344.47	333.20	333.87
Rural customers	166.86	162.65	162.37
Other customers (3)	247.77	241.25	238.90
All customers (2)	307.70	293.57	288.61
Volume (GWh):
Industrial customers (2)	7,748	7,955	7,740
Residential customers	5,664	5,379	5,143
Commercial customers	4,200	3,967	3,722
Rural customers	1,680	1,606	1,522
Other customers (3)	1,994	1,911	1,858
All customers (2)	21,286	20,818	19,985
Total revenues from sales to Final Customers (millions of R$)	6,550	6,111	5,768
Sales to distributors and others: (4)
Average price (R$/MWh) (1)	88.90	87.54	89.50
Volume (GWh) (5)	15,692	15,570	15,284
Total revenues (millions of R$)	1,395	1,363	1,368
Electricity Purchases:
Purchases from Itaipu:
Average cost (R$/MWh) (6)	88.94	91.88	82.59
Volume (GWh)	5,379	5,468	4,666
Percentage of total Itaipu production purchased	8.0	8.1	6.5
Total cost (millions of R$) (7)	478	502	385
Purchases from others: (4)
Average cost (R$/MWh)	78.70	75.22	63.03
Volume (GWh) (5)	16,570	15,674	16,565
Total cost (millions of R$) (7)	1,304	1,179	1,044

____________

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

(7)   See “Item 4. Information on the Company – Business – Generation and Purchases of Energy” for an explanation of our expenses relating to electricity purchases.

Results of Operations for the Years Ended December 31, 2009, 2008 and 2007

The following table summarizes our results of operations for the years ended December 31, 2007, 2008 and 2009:

	Year ended December 31,
	2009	2008	2007
	(R$ million)
Operating revenues:
Electricity sales to Final Customers
Residential	1,071.7	935.9	876.3
Industrial	1,107.7	1,069.2	985.7
Commercial	698.0	622.0	570.4
Rural	135.5	123.1	113.7
Others	240.7	218.6	201.6
Electricity sales to distributors	1,394.8	1,363.1	1,367.6
Use of our distribution and transmission systems	3,636.0	3,473.1	3,317.0
Telecom revenues	104.8	80.6	63.9
Piped gas revenues	261.3	283.7	244.1
Other operating revenues	146.0	136.1	179.8
Taxes and contributions levied on revenue	(3,179.2)	(2,846.6)	(2,716.4)
	5,617.3	5,458.8	5,203.7
Operating expenses:
Electricity purchased for resale	(1,681.9)	(1,615.1)	(1,279.3)
Use of Interconnected Transmission System	(609.6)	(466.7)	(446.1)
Payroll	(802.6)	(673.8)	(649.7)
Pension and health care plans	(14.2)	(30.0)	13.9
Material	(67.9)	(57.5)	(63.2)
Raw materials and supply for power generation business	(21.1)	(19.3)	9.0
Natural gas and supply for gas business	(135.4)	(163.8)	(132.7)
Third party services	(306.1)	(268.2)	(240.9)
Depreciation and amortization	(391.5)	(404.7)	(430.0)
Provisions and reversals	51.2	(98.9)	(242.4)
Other operating expenses	(290.8)	(214.5)	(174.0)
	(4,269.9)	(4,012.5)	(3,635.4)

Operating income (1)	1,347.3	1,446.3	1,568.3
Equity in results of investees	14.3	14.3	9.5
Financial income (expenses), net	65.6	94.4	20.2
Income before income taxes and non-controlling interest	1,427.2	1,555.0	1,598.0
Income taxes	(377.3)	(458,1)	(460.3)
Net income before non-controlling interest	1,049.9	1,096.9	1,137.7
Non-controlling interest	(23.5)	(18.1)	(31.1)
Net income	1,026.4	1,078.8	1,106.6

____________

(1)    Operating income before financial results and equity in results of investees.

Results of Operations for 2009 compared with 2008

Operating Revenues

Our operating revenues (before deductions for taxes and contributions) increased by 5.9%, or R$ 491.1 million, in 2009 compared with 2008. Of this increase, R$ 284.8 million was due to electricity sales to Final Customers and R$ 162.9 million was due to charges for use of our transmission and distribution systems. Revenues from sales to distributors increased by 2.3%, or R$ 31.7 million. Our net operating revenues (after deductions for taxes and contributions) increased by 2.9%, or R$ 158.5 million, in 2009 compared with 2008.

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 9.6% or R$ 284.8 million in 2009, mainly due to growth in the volume of electricity sold (2.2% in 2009). The average tariff for Final Customers increased by 4.8% as compared to the 2008 average rate. The average tariff rates for the residential, industrial, commercial and rural classes of Final Customers increased by 5.7%, 4.5%, 3.4% and  2.6%, respectively. The variation in average price increases between different classes of customers reflects the fact that the tariffs established by ANEEL in 2008 and 2009 varied depending upon the voltage level received.

The increase in the volume of energy sold to Final Customers in 2009 primarily reflected an increase in the number of Final Customers in each category.

•         The volume of electricity sold to residential customers increased by 5.3% in 2009. Of this increase, 53.5% was due to an increased number of customers and 46.5% was due to an increase in average consumption per residential customer. This increase was driven mainly due to sales of energy consuming products as a consequence of a greater availability of credit.

•         The volume of electricity sold to commercial customers increased by 5.9%. Of this increase, 29.7% was due to an increased number of customers and 70.3% was due to an increase in average consumption per commercial customer. In 2009, the service sector in the State of Paraná experienced favorable conditions, particularly in automotive, wholesale and retail, and food and beverage industries.

•         The volume of electricity sold to rural customers increased by 4.6%. Of this increase, 109.9% was due to an increased number of customers, and was partially offset by a decrease in the average consumption per rural customer. This decrease in average per capita consumption occurred due an increase in the number of low-income rural customers benefiting from the Luz para Todos program, which provides energy to low-income customers that use small amounts of energy.

•         The volume of electricity sold to industrial customers, including both captive customers and Free Customers, decreased by 2.6% in 2009. This decrease was caused by (i) a general decline in industrial activity in the State of Paraná due to the economic crisis and (ii) a decrease in the number of our industrial Free Customers in 2009, from 14 to 10. The four free customers that stopped purchasing energy from us consumed an average of approximately 16 MW, representing 0.8% of our assured energy.

Electricity Sales to Distributors. Electricity sales to distributors include sales in auctions in the regulated market (78.8% of total revenues for sales to distributors in 2009), sales under bilateral agreements (14.1%), and sales in the spot market (7.1%).

Our revenues from electricity sales to distributors increased by 2.3%, or R$ 31.7 million, in 2009 compared with 2008. This was principally caused by an increase in the volume of energy we sold under (i) energy sale agreements pursuant to auctions in the regulated market for the period of 2009 through 2016 (with an annual average volume of 2,148 GWh) and (ii) short term contracts for energy we sold in the spot market, which increased from 101 GWh in 2008 to 639 GWh in 2009. This increase was partially offset by a decrease of approximately 2,480 GWh in the volume of energy we sold under certain bilateral agreements, some of which were terminated.

Use of Our Transmission and Distribution Systems. Revenues from the use of our transmission and distribution systems increased by 4.7%, or R$ 162.9 million, in 2009. This increase was mainly due to (i) the 12.98% average increase in tariffs for the use of our distribution system paid by the approximately 30% of our final customers that do not pay their bills on time (ii) a 0.8% increase in the volume of energy delivered through our distribution system and (iii) a 3.6% increase in tariffs for the use of our transmission system.

Telecommunications. Revenues from our telecommunications segment increased by 30.1%, or R$ 24.2 million, primarily due to an increase in both the number of clients and demand for new telecommunication services by existing clients.

Distribution of Piped Natural Gas. Revenues from distribution of natural gas decreased by 7.9%, or R$ 22.4 million, in 2009, primarily due to the effects of the global economic crisis, which reduced industrial activity.

Other Operating Revenues. The principal elements in other revenue are revenues from the leasing of the Araucária thermoelectric plant to Petrobras and service revenues under the operating and maintenance agreement for the Araucária thermoelectric plant. Other operating revenues increased by 7.4%, or R$ 10.0 million, in 2009 mainly due to a contractual adjustment under the operating and maintenance agreement, which increased our operating and maintenance fees.

Deductions from Operating Revenue

Taxes and Contributions Levied on Revenue. Taxes and contributions levied on revenue increased by 11.7%, or R$ 332.7 million, mainly due to: (i) R$ 31.4 million in COFINS and PIS/PASEP taxes that we agreed to include in Refis - taxes recovery program; (ii) increases in the amounts we are required by ANEEL to pay into the CDE Account and the RGR Fund; and (iii) an increase in the ICMS rate, which increased from 27% to 29% since April 1, 2009.

Operating Costs and Expenses

The attached financial statements present our operating costs and expenses by function. However, in accordance with Brazilian GAAP, Note 33 to the financial statements presents this information by nature. For ease of understanding, the analysis below reflects the information presented by nature.

Our total operating costs and expenses increased by 6.4%, or R$ 257.4 million, in 2009 compared with 2008, including amounts recognized as other operating expenses. The following were the principal factors in the increase of our operating costs and expenses.

•         Energy Purchased for Resale. Our costs for the energy we purchased for resale increased by 4.1%, or R$ 66.8 million, in 2009. This increase was mainly due to higher acquisition costs from auction energy (CCEAR), from Itiquira, Dona Francisca and Proinfa. This increase was partially offset by the lower cost of energy acquired from Itaipu and CCEE.

The average cost of energy we purchased in auctions in the regulated market increased from R$ 76.59/MWh in 2008 to R$ 83.53/MWh in 2009, and the volume we purchased in the regulated market increased from 12,746 GWh in 2008 to 14,184 GWh in 2009.

The average cost of energy we purchased from Itaipu decreased from R$ 91.88/MWh in 2008 to R$ 88.94/MWh in 2009, and the volume we purchased from Itaipu decreased from 5,468 GWh in 2008 to 5,379 GWh in 2009.

The volume we purchased in the spot market decreased from 1,015 GWh in 2008 to 309 GWh in 2009, and the cost of energy we purchased in the spot market, which reflects a number of different variables, in average was lower in 2009.

•         Use of Interconnected Transmission System. Expenses we incurred for our use of the Interconnected Transmission System increased by 30.6%, or R$ 142.9 million, in 2009. This increase was mainly due to the effect of the CVA amortization combined with the increase in the basic network quota and the higher charges for the use of the energy system – ESS.

•         Payroll. Payroll expenses increased by 19.1%, or R$ 128.8 million, in 2009 compared with 2008, mainly due to R$ 56.9 million in expenses related to the voluntary retirement program (PDV), which began in 2009, and a 7.5% and 6.0% average salary increase, implemented in October 2008 and October 2009, respectively.

•         Pension and Health Care Plans. Pension and Health Care expenses totaled R$ 14.2 million in 2009, compared with expenses of R$ 30.0 million in 2008. This decrease reflects mainly the booking of amounts receivable determined in the actuarial annual report for 2009 in the amount of R$ 61.3 million (in 2008 this revenue was R$ 31.3 million), calculated pursuant to CVM Instruction 371/2009, offset by pass-through of costs to Fundação Copel in connection with the Pró-Saúde program and pension plan and healthcare expenses.

•         Materials. Materials expenses increased by 18.1%, or R$ 10.4 million, in 2009 compared with 2008, primarily due to the increase in the acquisition of electric power system materials and service tools.

•         Raw Material and Supplies for Power Generation Business. These expenses, consisting of the cost of mineral coal purchased for the Figueira thermoelectric plant, were R$ 21.2 million in 2009, compared with expenses of R$ 19.3 million in 2008.

•         Natural Gas and Supplies for Gas Business. The expenses related to natural gas purchases decreased by 17.4%, or R$ 28.5 million, in 2009. This decrease was mainly driven by the lower level of activity observed in the period as a result of the effects of the global economic crisis and the consequent lower gas volumes purchased, in addition to the fall in raw material prices. This decrease also reflected the appreciation of the real against the U.S. dollar, since natural gas prices are set in U.S. dollars.

•         Third-Party Services. Third-party services expenses increased 14.1%, or R$ 37.9 million, in 2009 compared with 2008, mainly due to increased maintenance expenses, including pruning and ground clearing activities, which are intended to reduce the duration and frequency of power outages. Expenses for meter reading and invoice delivery also contributed to this increase.

•         Provisions and Reversions. Provisions and reversions decreased from an expense of R$ 98.9 million in 2008 to a credit of R$ 51.2 million in 2009, primarily due to the reversal of a provision of R$ 178.8 million related to a lawsuit concerning the application of COFINS taxes on revenue from energy sales. We settled this lawsuit with the government and agreed to pay a portion of this amount in installments. As a result, the provision was reversed, and portions of it were recorded in “other operating expenses” and “financial expenses.”

•         Other Operating Expenses. Other operating expenses increased by 35.6%, or R$ 76.4 million, compared with 2008, mainly due to a R$ 61.9 million expense we agreed to pay pursuant to our settlement with the government of a lawsuit concerning the application of COFINS taxes on revenue from energy sales.

Equity in Results of Investees

Equity in results of investees was R$ 14.3 million in both 2008 and 2009. Equity investment reflects the equity income or loss from the affiliates of Copel, partially offset by the amortization of goodwill. In 2009, an increase in our equity ownership of certain of our subsidiaries was offset by the asset impairment at Sercomtel. Tests conducted in December 2009 concerning the impairment of the Company’s assets indicated that assets related to Sercomtel Telecomunicações S.A. and Sercomtel Celular S.A. were impaired by R$ 35.9 million and R$ 6.2 million, respectively. We therefore recorded this loss, of which R$ 17.6 million was recorded in the fourth quarter of 2009 related to Sercomtel Telecomunicações. The other amounts were recorded in 2008.

Financial Income (Expenses), Net

We recognized R$ 65.6 million of net financial income in 2009, compared to net financial income of R$ 94.4 million in 2008. Financial revenues decreased by 25.1% or R$ 122.7 million in 2009 compared with 2008, mainly due to (i) decrease in interest and revenues from financial investments and (ii) the effect of exchange rate variations on the CRC Account, adjusted by the IGP-DI rate (which decreased by 1.4% in 2009). Financial expenses decreased by 23.8%, or R$ 94.0 million, in 2009 compared with 2008, mainly due to (i) a decrease in interest paid on our outstanding debt, since we paid off certain debentures (for more information see Note 22 to the financial statements) and (ii) the effects of monetary and foreign exchange variations as a result of a 25.5% appreciation of the real against the dollar in the period.

Income Taxes and Social Contribution

In 2009, we recognized income tax and social contribution expenses of R$ 377.3 million, reflecting an effective tax rate of 26% on our pretax income. This compared to income tax and social contribution expenses of R$ 458.1 million in 2008, reflecting an effective tax rate of 29.5% on our 2008 pretax income. The reduction in the effective tax rate related to 2009 compared to 2008 was mainly caused by: (i) the benefit of reduced penalties and restatement by the SELIC interest rate, caused by the passage of Law 11.941/2009, which represented a reduction of 2.0%, and (ii) reduction of impairment for FINAM investment, which represented a reduction of 0.41%.

Results of Operations for 2008 compared with 2007

Operating Revenues

Our operating revenues (before deductions for taxes and contributions) increased by 4.9%, or R$ 385.3 million, in 2008 compared with 2007. Of this increase, R$ 221.1 million was due to sales to Final Customers and R$ 156.1 million was due to charges for use of our transmission and distribution systems.  Revenues from sales to distributors decreased by 0.3%, or R$ 4.5 million. Our net operating revenues (after deductions for taxes and contributions) increased by 4.9%, or R$ 255.1 million, in 2008 compared with 2007.

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 8.0% in 2008, mainly due to growth in the volume of electricity sold (4.2% in 2008). The average tariff for Final Customers increased by 1.7% as compared to the 2007 average rate. The average tariff rates for the residential, industrial and rural classes of Final Customers increased by 0.1%, 4.5% and 0.2%, respectively, while the average tariff rate for the commercial class of Final Customers decreased by 0.2%. The variation in average price increases between different classes of customers reflects the fact that the tariffs established by ANEEL in June 2007 and 2008 varied depending upon the voltage level received and the gradual phasing out of the crossed subsidies between high and low voltage customers.

The increase in the volume of energy sold to Final Customers in 2008 primarily reflected an increase in the number of Final Customers in each category.

•         The volume of electricity sold to residential customers increased by 4.6% in 2008. Of this increase, 55.9% was due to an increased number of customers and 44.1% was due to an increase in average consumption per residential customer. The State of Paraná experienced continued economic growth in 2008, as well as increased sales of energy consuming products due to greater availability of credit.

•         The volume of electricity sold to industrial customers increased by 2.8% (includes captive and free industrial consumers) in 2008. The primary reason for this increase was an increase of 8.3% in the number of industrial customers, mainly in the following sectors: textiles, paper, cardboard, cellulose and food and beverages.

•         The volume of electricity sold to commercial customers increased by 6.6%. Of this increase, 48.6% was due to an increased number of customers and 51.4% was due to an increase in average consumption per commercial customer. In 2008, the service sector in the State of Paraná experienced favorable conditions, particularly in the food, hotel, wholesale and retail segments.

•         The volume of electricity sold to rural customers increased by 5.5%. Of this increase, 11.3% was due to an increased number of customers and 88.7% was due to an increase in average consumption per rural customer. The State of Paraná experienced continued economic growth in 2008, as well as increased sales of energy consuming products due to greater availability of credit.

Electricity Sales to Distributors. Electricity sales to distributors include sales in auctions in the regulated market (60.1% of total revenues for sales to distributors in 2008), sales under bilateral agreements (32.2%), sales in the spot market (3.5%) and sales to small distributors in the State of Paraná (4.2%).

Our revenues from electricity sales to distributors decreased by 0.3%, or R$ 4.5 million, in 2008 compared with 2007. This was principally caused by (i) a decrease of R$ 76.2 million in revenues from sales pursuant to bilateral agreements, mainly because Araucária ceased to sell the energy to our customers (all energy it produces is exclusively being used by Petrobras), and its only current source of revenue are monthly lease payments carried out by Petrobras, in its capacity as lessee of the plant’s facilities, and (ii) a decrease of R$ 21.1 million in sales in the spot market, mainly due to termination of our energy supply contract with Cien, which required us to use our energy surplus we intended to sell in the spot market. These decreases were largely offset by an increase of R$ 96.7 million in revenues from (i) sales pursuant to auctions in the regulated market for energy contracts for the period of 2008-2014, in the amount of R$ 61.4 million in 2008, and (ii) annual readjustments of current energy contracts by the IPCA Index, in the amount of R$ 35.3 million.

Use of Our Transmission and Distribution Systems. Revenues from the use of our transmission and distribution systems increased by 4.7%, or R$ 156.1 million, in 2008.  This increase was mainly due to an increase of 3.9%, or R$ 123.2 million, in revenues from the use of our distribution system, primarily due to an increase of 2.5% in the number of users of our distribution system.

Telecommunications. Revenues from our telecommunications segment increased by 26.1%, or R$ 16.7 million, primarily due to an increase in both the number of clients and demand for new telecommunication services by existing clients.

Distribution of Piped Natural Gas. Revenues from distribution of natural gas increased by 16.2%, or R$ 39.6 million, in 2008, primarily due to an increase of 54% in the number of new clients.

Other Operating Revenues. The principal elements in other revenues are revenue from the lease of the UEG Araucária thermoelectric plant to Petrobras and service revenue under the operating and maintenance agreement for the same plant. Other operating revenues decreased by 24.4%, or R$ 43.8 million, in 2008 because the operations of the Araucária thermoelectric plant were suspended from January through May 2008 due to equipment failure.

Deductions from Operating Revenue

Taxes and Contributions Levied on Revenue. Taxes and contributions levied on revenue increased by 4.8%, or R$ 130.1 million, in 2008, reflecting an increase of 4.9% in our revenues in 2008.

Operating Costs and Expenses

The attached financial statements present our operating costs and expenses by function. However, in accordance with Brazilian GAAP, Note 32 to the financial statements presents this information by nature. For ease of understanding, the analysis below reflects the information presented by nature.

Our total operating costs and expenses increased by 10.4%, or R$ 377.1 million, in 2008, compared to 2007, including amounts recognized as other operating expenses.  The following were the principal factors in the increase.

•         Energy Purchased for Resale. Our costs for the energy we purchased for resale increased by 26.2%, or R$ 335.8 million, in 2008. This increase was mainly a result of higher energy acquisition costs and an increase of 24.6% in the amount of energy generated by Itaipu that we are required to purchase pursuant to applicable regulation, which increased from 6.5% in 2007 to 8.1% in 2008.

The average cost of energy we purchased in auctions in the regulated market increased from R$ 71.32/MWh in 2007 to R$ 76.59/MWh in 2008, and the volume we purchased in the regulated market increased from 11,850 GWh in 2007 to 12,746 GWh in 2008.

The average cost of energy we purchased from Itaipu increased from R$ 82.59/MWh in 2007 to R$ 91.88/MWh in 2008, and the volume we purchased from Itaipu increased from 4,666 GWh in 2007 to 5,468 GWh in 2008.

The volume we purchased in the spot market increased from 162 GWh in 2007 to 959 GWh in 2008, and the average cost of energy we purchased in the spot market, which reflects a number of different variables, also increased significantly.

In addition, in 2007 we recognized R$ 100.9 million that we had provisioned to purchase energy under Cien contracts in the first quarter of 2007. We also recognized R$ 172.8million that wehad originally provisioned to pay for PASEP/COFINS contributions on energy purchased for resale, and R$ 66.1 million as CVA liability.

•         Use of Interconnected Transmission System. Expenses we incurred for our use of the Interconnected Transmission System increased by 4.6%, or R$ 20.6 million, in 2008. This increase was mainly due to an aggregate increase of R$ 55.8 million in the costs for connection to and use of the Interconnected Transmission System and an increase of R$ 52.1 million in system service charges (ESS). These increased costs were partially offset by a credit of R$ 64.3 million to our CVA account in 2008.

•         Payroll. Payroll expenses increased by 3.7%, or R$ 24.1 million, in 2008 compared with 2007. This increase primarily resulted from pay raises of 5.5% and 7.5%, applicable as of October 2007 and October 2008, respectively.

•         Pension and Health Care Plans. Pension and Health Care expenses totaled R$ 30.0 million in 2008, compared with a credit of R$ 13.9 million in 2007. This increase occurred mainly due a decrease in the amount recorded as revenues related to post-employment benefit plans, totaling R$ 71.6 million in 2007 and R$ 31.3 million in 2008.

•         Materials. Materials expenses decreased by 9.0%, or R$ 5.7 million, in 2008 compared with 2007, primarily due to decreased acquisitions of fuel, auto parts, IT material and “other materials.”

•         Raw Material and Supplies for Power Generation Business. These expenses, consisting of the cost of mineral coal purchased for the Figueira thermoelectric plant, were R$ 19.3 million in 2008, compared with a credit of R$ 9.0 million in 2007.  In 2007, this account reflected a non-recurring reversal of PASEP and COFINS tax contingencies in the amount of R$ 29.9 million, which resulted in a net credit.

•         Natural Gas and Supplies for Gas Business. The expenses related to natural gas purchases increased by 23.4%, or R$ 31.1 million, compared with 2007, reflecting the higher acquisition cost of natural gas by Compagas to serve its third-party gas distribution market. This increase also reflected the depreciation of the real against the U.S. dollar, since natural gas prices are set in U.S. dollars.

•         Third-Party Services. Third-party services increased 11.3%, or R$ 27.3 million, in 2008 compared with 2007, reflecting increases in expenses related to: (i) electric power system maintenance (R$ 14.9 million); (ii) postal services (R$ 3.7 million); (iii) data processing and transmission (R$ 3.3 million); and (iv) technical, scientific and administrative consultation (R$ 2.5 million).

•         Provisions and Reversions. Provisions and reversions declined by 59.2%, or R$ 143.5 million, in 2008 compared with 2007, primarily due the fact that the provision of R$ 171.6 million related to COFINS tax contingencies occurred in 2007 and was a non-recurring event.

•         Other Operating Expenses. Other operating expenses increased by 23.3%, or R$ 40.5 million, compared with 2007, mainly due to the effects of accounting for R$ 36.7 million in 2008 as provisions for the decrease in the value of certain tax incentives.

Equity in Results of Investees

Equity in results of investees increased by 50.5%, or R$ 4.8 million, compared with 2007, mainly due to an increase of 30% in our equity ownership in Dominó Holdings S.A., which corresponds to R$ 23.2 million in revenue in 2008.  This was offset by impairments in our investments in Sercomtel Telecom equivalent to R$ 18.3 million and in Sercomtel Celular equivalent to R$ 6.2 million.

Financial Income (Expenses), Net

We recognized R$ 94.4 million of net financial income in 2008, compared to net financial income of R$ 20.2 million in 2007.

Our financial revenues increased 23.4%, or R$ 92.6 million, mainly due to increased income from treasury investments of R$ 60.7 million and an increase in the IGP-DI inflation index, which adjusts the transfer of CRC funds to us from the State of Paraná.

Our financial expenses increased by 4.9%, or R$ 18.5 million in 2008, which mainly reflected the effect of the depreciation of the real on our foreign currency-denominated debt. The effect of this depreciation was partially offset by the discontinuation of the CPMF Tax and the reduction of our overall debt.

Income Taxes and Social Contribution

In 2008, we recognized income tax and social contribution expenses of R$ 458.1 million, reflecting an effective tax rate of 29.5% on our pretax income.  This compared to income tax and social contribution expenses of R$ 460.3 million in 2007, reflecting an effective tax rate of 28.8% on our 2007 pretax income. This variation primarily resulted from (i) a 0.7% increase in the tax rate for interest on capital and (ii) a 0.6% increase in our provision for losses related to a tax incentive investment program known as FINAM - provision not deductible for tax purposes.

Liquidity and Capital Resources

Our principal capital requirements are to finance the expansion and upgrading of our electricity distribution and transmission system and to finance the expansion of our generation business. Capital expenditures were R$ 979.0 million in 2009 (including R$ 191.4 million investment in the Mauá hydroelectric plant), R$ 812.2 million in 2008 (including the investment of R$ 50.3 in the Mauá hydroelectric plant, R$ 110.2 million in the acquisition of the additional stake of 30% in Dominó Holdings and investments made in the Araucária thermoelectric plant, Compagas and Elejor) and R$ 530.4 million in 2007 (including the acquisition of Centrais Eólicas do Paraná and investments in the Araucária thermoelectric plant, Compagas and Elejor). The following table sets forth a breakdown of our capital expenditures for the periods indicated.

	Year ended December 31,
	2009	2008	2007
	(R$ million)
Generation and transmission	250.2	143.4	56.7
Distribution	655.2	497.7	423.8
Telecom	38.4	24.7	31.6
Interest in equity investees	0.1	110.2 (2)	3.1 (1)
Araucária thermoelectric plant	10.1	8.8	0.9
Compagas	24.9	26.1	13.8
Elejor	0.1	1.3	0.5
Total	979.0	812.2	530.4

____________

(1)     Includes the acquisition of the Centrais Eólicas do Paraná power plant in the amount of R$ 2.1 million.

(2)     Acquisition of 30% stake in Dominó Holdings S.A.

Our total budgeted capital expenditures for our wholly owned subsidiaries for 2010 is R$ 1,342.9 million, of which:

•         R$ 761.8 million is for distribution;

•         R$ 499.7 million is for generation and transmission, including R$ 323.3 million for the construction of the Mauá hydroelectric plant; and

•         R$ 81.4 million is for our telecommunication business.

Our following controlled companies also budgeted their own capital expenditures for 2010, as described below:

•         Compagas: R$ 31.8 million;

•         Araucaria: R$ 9.1 million; and

•         Elejor: R$ 6.5 million.

Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2009 was our operating activities. Net cash provided by operating activities was R$ 1,289.7 million in 2009 and R$ 1,561.0 million in 2008. We expect our operating cash flow to be sufficient to finance our capital expenditures in 2010.

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

Our total outstanding loans and financing at December 31, 2009 were R$ 1,673.4 million.  Approximately R$ 64.3 million of the total debt outstanding at December 31, 2009 was denominated in U.S. dollars and R$ 28.3 million was indexed to a basket of foreign currencies. For more information on the terms of these loans and financings, see Note 21 of our consolidated financial statements. Our major loans and financing arrangements are:

•         Eletrobras – We have R$ 299.5 million in outstanding debt under government programs to finance new generation products.

•         IDB – We have R$ 28.3 million in debt under a loan agreement to finance the development of the Segredo hydroelectric facility and the Rio Jordão deviation project. This loan is guaranteed by the Brazilian government and secured by liens on the financed assets.

•         Banco do Brasil S.A. – We have R$ 339.8 million of outstanding debt with Banco do Brasil, which we contracted to pay debentures issued in 2002, 2005 and 2006.

•         Debentures – As of December 31, 2009, we had a total of R$ 807.6 million in outstanding convertible debentures issued by Elejor and non-convertible debentures issued by Copel. The terms of these debentures are summarized in Note 22 of our consolidated financial statements.

In addition, BNDES has agreed to provide a loan to Copel of R$ 339 million to finance the construction of the Mauá hydroelectric plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES will provide 50.0% of the loan amount, and Banco do Brasil S.A. will provide the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES until full repayment of the loan. As of December 31, 2009, we had an aggregate of R$ 111.5 million in outstanding debt with BNDES and Banco do Brasil under this facility.

We have several legal contingencies and proceedings that could have a material adverse impact on our liquidity. In addition, we are contesting a determination by ANEEL that would require us to pay additional amounts for energy we purchased for resale during the electricity-rationing period in 2001 and the first quarter of 2002. We are also involved in several lawsuits, including challenges of the legality of certain federal taxes, which have been assessed against us, claims by industrial customers that certain increases in electricity tariffs from March through November 1986 were illegal and several labor related claims. These contingencies are described in “Item 8. Financial Information – Legal Proceedings.” If any of these claims are decided against us either individually or in the aggregate, they could have a material adverse affect on our liquidity and our financial condition.

Contractual Obligations

In the table below, we set forth certain of our contractual obligations as of December 31, 2009, and the period in which such contractual obligations come due. The table below does not include pension liabilities or estimated interest payments on our loans and financing and debentures.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ million)
Contractual obligations:
Loans and financing	865.7	81.7	118.1	434.3	231.6
Debentures	807.5	54.2	672.1	69.0	12.2
Suppliers (1)	719.3	543.5	87.9	87.9	-
Purchase obligations (2)	25,371.6	2,224.0	5,591.7	5,223.4	12,332.5
Concession payments – Elejor (3)	1,022.9	37.9	73.4	73.4	838.2
Tax recovery programs (4)	253.6	122.5	131.1	-	-
Post employment benefits (5)	4,192.2	245.0	490.4	515.4	2,941.4
Total	33,232.8	3,308.8	7,164.7	6,403.4	16,355.9
____________

(1)   Consists of gas supplied by Petrobras to the Araucária thermoelectric plant.

(2)   Consists of electric power purchase commitments pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions and delivery dates. Based upon the applicable purchase price at December 31, 2009.

(3)   Payments to the federal government arising from Elejor’s concession agreement.

(4)   For more details, see Note 10 to our consolidated financial statements.

(5)   For more details, see Note 41(c)(iii) to our consolidated financial statements.

We are also subject to contingencies with respect to tax, labor and civil claims and have provisioned R$ 560.1 million for accrued liabilities for legal proceedings related to these claims as of December 31, 2009. For more information, see “Item 8. Financial Information – Legal Proceedings” and Notes 10 and 29 to our consolidated financial statements.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The main differences are described in Note 41 to our consolidated financial statements. Our net income in accordance with Brazilian GAAP was R$ 1,026.4 million in 2009, R$ 1,078.7 million in 2008 and R$ 1,106.6 million in 2007, considering the effects of the application of ASC 810 “Consolidation” (SFAS no. 160), described below. Under U.S. GAAP, we would have reported net income of R$ 928.6 in 2009, R$ 948.1 million in 2008 and R$ 997.9 million in 2007. Our shareholders’ equity in accordance with Brazilian GAAP was R$ 8,830.0 million at December 31, 2009 and R$ 8,053.1 million at December 31, 2008. Under U.S. GAAP, we would have reported shareholders’ equity of R$ 9,238.7 million at December 31, 2009 and R$ 8,761.9 million at December 31, 2008, considering the effects of the application of ASC 810 “Consolidation”, described below.

ASC 810 “Consolidation” clarifies that a non-controlling interest in an operating subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated statement of operations of the amounts attributed to the parent and to the non-controlling interest. This statement was effective prospectively for fiscal years beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements. Effective January 1, 2009, the Company adopted the provision of this statement and applied its presentation requirements retrospectively.

For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our consolidated financial statements and a reconciliation of net income and shareholders’ equity, see Note 41 to our consolidated financial statements.

Item 6.  Directors, Senior Management and Employees

We are managed by:

•         a Board of Directors, which may consist of seven to nine members and is currently composed of nine members; and

•         a Board of Executive Officers, which consists of eight members.

Board of Directors

The Board of Directors ordinarily meets once every three months and is responsible, among other things, for:

•         establishing our corporate strategy;

•         defining the general orientation of our business;

•         defining the responsibilities of members or our Board of Executive Officers; and

•         choosing and replacing members of our Board of Executive Officers.

Meetings of the Board of Directors require a quorum of a majority of the directors and are taken by majority vote.  The members of the Board of Directors are elected to serve for two-year terms and may be reelected.  Among the current nine members of the Board of Directors:

•         seven are elected by the holders of the Common Shares;

•         one is elected by minority shareholders, holders of both the Common Shares or preferred shares; and

•         one is elected by our employees.

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

The State of Paraná and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), with the intervention of the Company and Paraná Investimentos, S.A., are parties to a shareholders’ agreement dated December 22, 1998, as amended on March 29, 2001 (the “Shareholders’ Agreement”). BNDESPAR is a wholly-owned subsidiary of BNDES. Under the Shareholders’ Agreement, the parties agree to exercise their voting rights so that:

•         the State of Paraná appoints five members to the Board of Directors; and

•         BNDESPAR appoints two members to the Board of Directors.

According to Brazilian Corporate Law, minority shareholders are entitled to appoint and remove a member of the Board of Directors, in a separate election, where such minority shareholders (i) hold at least 15% of the company’s voting shares or (ii) hold at least ten percent of the company’s outstanding non-voting shares.

The terms of the current members of the Board of Directors expire in 2011. The current members are as follows:

Name	Position	Since
To be filled	Chairman	–
Ronald Thadeu Ravedutti	Director	2010
Jorge Michel Lepeltier	Director	2007
Munir Karam	Director	2008
Laurita Costa Rosa	Director	2004

Rogério de Paula Quadros

	Director	2005
Luiz Antonio Rodrigues Elias	Director	2006
João Carlos Fassina	Director	2010

The following are brief biographies of the current members of our Board of Directors:

Ronald Thadeu Ravedutti.  Mr. Ravedutti is 59 years old. He received a degree in economics from the Social Studies Foundation of Paraná and completed post-graduate courses in utility finance, economics and finance, engineering economics, financial administration and systems analysis.  Ronald has had a long career as an employee of Copel. Previously, he was the Chief Financial and Market Relations Officer (April to December 1994), Chief Financial and Investor Relations Officer (2003 to 2004), Chief Administration Officer (2004 to 2005) and Chief Distribution Officer (2005 to 2010). He is currently our Chief Executive Officer.

Jorge Michel Lepeltier. Mr. Lepeltier is 62 years old.  He received a degree in economics and accounting from the Pontifícia Universidade Catoĺica de São Paulo and attended an environmental management course in the Escola Superior de Agricultura “Luiz de Queiroz” ESALQ-USP. Previously, Mr. Lepeltier was Treasurer and Administrative–Finance Officer and Market Relations Officer of Brasmotor S.A. and Audit Manager at PricewaterhouseCoopers. Mr. Lepeltier was appointed by the minority shareholders.

Munir Karam. Mr. Karam is 72 years old. He received a law degree from Federal University of Paraná.  Formerly, he served as a state judge and law professor. Currently, Mr. Karam is the Chairman of the Board of Directors of Paraná Previdência, the Paraná State pension fund, as well as a member of the law faculty at the Federal University of Paraná. Mr. Karam was appointed by the State of Paraná.

Laurita Costa Rosa. Ms. Rosa is 51 years old. She received a degree as a certified public accountant from the Social Studies Foundation of the State of Paraná. Previously, Ms. Rosa was the General Secretary of the Commercial Registrar of the State of Paraná. Ms. Rosa was appointed by the State of Paraná.

Rogério de Paula Quadros. Mr. Quadros is 58 years old. He received a degree in economic sciences from the State University of Ponta Grossa. Previously, Mr. Quadros was the President of the Financial, Budget and Audit Committee of the Municipality of Ponta Grossa. He was appointed by the State of Paraná.

Luiz Antonio Rodrigues Elias. Mr. Elias is 56 years old. He received a degree in economics from University Benett-Centro Universitário Metodista de Brasilia. Previously, Mr. Elias was an officer of Rede Ferroviáia Federal by appointment of the Ministry of Planning and a researcher of the National Institute of Intellectual Property. Mr. Elias is currently an officer of technological and innovation development of the Ministry of Sciences and Technology, Chairman of the management committees of the electric power fund and mineral fund and a member of the Fiscal Council of the Brazilian Nuclear Industries. Mr. Elias was appointed by BNDESPAR.

João Carlos Fassina. Mr. Fassina is 55 years old.  He received a degree in education from the Universidade Tuiuti do Paraná. At Copel, Mr. Fassina served on the Board of Ethics and was a member of the Profit Sharing Committee, whose members are chosen by the employees. Mr. Fassina is currently the Supervisor of Work Safety.

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

Name	Position	Since
Ronald Thadeu Ravedutti	Chief Executive Officer	2010
Luiz Antonio Rossafa	Chief Management Officer	2010
Regina Maria Bueno Bacellar	Chief Legal Officer	2010
Vlademir Santo Daleffe	Chief Distribution Officer	2010
Raul Munhoz Neto	Chief Power Generation & Transmission and Telecommunications Officer	2006
Edson Sardeto	Chief Engineering Officer	2010
Rafael Iatauro	Chief Financial Officer, Investor Relations Officer and Investment Portfolio Manager	2010
Marlene Zannin	Chief Environment and Corporate Citizenship Officer	2009

The following are brief biographies of the current members of our Board of Executive Officers:

Ronald Thadeu Ravedutti. Mr. Ravedutti is 59 years old. He received a degree in economics from the Social Studies Foundation of Paraná and completed post-graduate courses in utility finance, economics and finance, engineering economics, financial administration and systems analysis. Ronald has had a long career as an employee of Copel. Previously, he was the Chief Financial and Market Relations Officer (April to December 1994), Chief Financial and Investor Relations Officer (2003 to 2004), Chief Administration Officer (2004 to 2005) and Chief Distribution Officer (2005 to 2010). He is currently our Chief Executive Officer.

Raul Munhoz Neto. Mr. Munhoz Neto is 66 years old. He received a degree in mechanical engineering from the Federal University of Paraná. Previously, Mr. Munhoz Neto was the Chief Financial and Administrative Officer of Araucária thermoelectric plant and Chief Construction and Engineering Officer of Copel.

Luiz Antonio Rossafa. Mr. Rossafa is 55 years old.  He received a degree in agronomical engineering from Luiz Meneghel Agronomy College in Paraná and a master’s degree in Agriculture from Paulista State University (UNESP). Mr. Rossafa was the Chairman of the Regional Engineering, Architecture and Agronomy Committee of the State of Paraná.

Marlene Zannin. Ms. Zannin is 55 years old. She holds a degree in Law from Faculdade de Direito de Curitiba. Ms. Zannin also completed a post-graduate course in civil procedural law from Instituto Brasileiro de Estudos Jurídicos. At the Curitiba City Hall, Capital of Paraná State. Ms. Zannin was Municipal Environment Secretary, in 1985. She worked for 2 years as Chairperson of the Committee of Environment of Brazilian Lawyer Association of Paraná State OAB/PR. At Copel Geração e Transmissão, she served as Chief Environment and Social Responsibility Official (2006 to 2008) and has served as Chief Assistant Officer since 2007.

Regina Maria Bueno Bacellar. Ms. Bacellar is 50 years old. She holds a degree in Law from Faculdade de Direito de Curitiba. Ms. Bacellar has multiple master’s degrees, including in: social relations law, with an emphasis in administrative, civil and environmental law from the Pontifícia Universidade Católica de São Paulo, environmental law from the University of Florida, South American European trade law from the Instituto Brasileiro de Estudos Jurídicos, ecology and law from Universidade Tuiuti do Paraná and environmental law from the Universidade de Aveiro. At Copel, she has served as Assistant General counsel (2008-2010); Manager of General Counsel (2004 to 2008); Coordination Manager (2003 to 2004); Legal Assistant to the President (1997 to 1999); and Assistant Coordination Manager (1996 to 1997).

Edson Sardeto. Mr. Sardeto is 52 years old. He received a degree in electrical engineering from the Universidade Federal do Paraná. Mr. Sardeto completed post-graduate courses in electrical energy engineering from the Universidade de São Paulo and business management from the University of Nevada. At Copel, he has served as Commercial Distribution Manager; Executive Secretary of the Consumer Counsel; Manager of Distribution and Coordination in 2007; Regional Manager of northeast Distribution (2003 to 2007); and Manager of Engineering Distribution for the northeast region (2001 to 2002).

Rafael Iatauro. Mr. Iatauro is 73 years old. He holds a law degree from the Universidade Católica do Paraná. Mr. Iatauro received a degree in Public Administration from the Ohio State University. Before joining Copel, Mr. Iatauro served as Chief Secretary of the State of Paraná from 2007 to 2010, an advisor to the Brazilian Association of Municipalities and Board Member at Cohapar and Ferroeste.

Vlademir Santo Daleffe. Mr. Daleffe is 47 years old. He has an industrial electrical engineering degree from the Universidade Tecnológica Federal do Paraná. Mr. Daleffe completed a post-graduate course in business management from the Universidade Católica do Paraná (in partnership with the University of Texas at Austin) and in technical management of energy concessions from the Universidade Federal do Paraná. Mr. Daleffe is a board member of Compagas and Lactec. At Copel, he served as Manager of Energy Distribution, Manager of Distribution for the western region of Brazil, (1998 to 2003 and 2005 to 2007); Manager of Distribution for the eastern region of Brazil (2004) and Assistant to the Director of Distribution (1997 to 1998).

Fiscal Council

We have a permanent Fiscal Council, which generally meets every three months. The Fiscal Council consists of five members and five alternates elected for one-year terms by the shareholders at the annual meeting.  The Fiscal Council, which is independent of our management and of our external auditors, is responsible for:

•         reviewing our financial statements and reporting on them to the shareholders;

•         issuing special reports on proposed changes in capitalization, corporate budgets and proposed dividend distributions and any corporate reorganization; and

•         in general, supervising the activities of management and reporting on them to our shareholders.

The following table lists the current and alternate members of the Fiscal Council, who were appointed at the 55th annual shareholders’ meeting held on April 27, 2010, and whose terms expire in 2011.

Name	Since
Osmar Alfredo Kohler – President	2008
Heron Arzua	2005
Massao Fabio Oya	2010
Wilson Portes	2008
Murici dos Santos	2010

Alternates	Since
Moacir José Soares	2003
Maurílio Leopoldo Schmitt	2003
To be filled	–
Serafim Charneski	2004
To be filled	–

Audit Committee

In June 2005, our shareholders amended our bylaws to establish an Audit Committee composed of at least three members of our Board of Directors, each of whom serves a term of two years, and may be re-elected.  Pursuant to the Audit Committee charter, the Audit Committee members are appointed by, and may be replaced by a resolution taken by our Board of Directors. The current members of the Audit committee with terms until 2011 are: Mr. Jorge Michel Lepeltier, Mr. Rogério de Paula Quadros and Ms. Laurita Costa Rosa, who is the financial expert.  All of the members of the Audit Committee are members of our Board of Directors. The Audit Committee is responsible for our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the effectiveness of our internal control and risk management procedures and staff.

Under Brazilian Corporate Law, the function of hiring independent auditors is reserved for the board of directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to us or our subsidiaries. Except in these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies.

Compensation of Directors and Officers

For the year ended December 31, 2009, the aggregate amount of compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Fiscal Council was R$ 7.2 million of which 78.5% was for our Board of Executive Officers, 12.5% was for our Board of Directors, and 9.0% was for our Fiscal Counsel, as approved by our 54th annual shareholders’ meeting held on April 23, 2009.

We have no service contracts with our directors providing for benefits upon termination of employment.

Employees

At December 31, 2009, we had 8,560 employees, compared to 8,405 employees at December 31, 2008 and 8,347 employees at December 31, 2007. Including employees at Compagas, Elejor and UEG Araucária Ltda. (companies in which we have a majority stake) we had 8,682 employees by the end of 2009.

The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
Area	2009	2008	2007
Generation and transmission	1,314	1,317	1,394
Distribution	5,490	5,423	5,351
Telecomunication	294	262	243
Corporation staff and research and development	1,439	1,381	1,342
Other employees	23	22	17
Total employees Copel wholly-owned subsidiaries	8,560	8,405	8,347
Compagas	106	104	85
Elejor	6	6	6
Araucária	10	3	3
Total	8,682	8,518	8,441

All of our employees are covered by collective bargaining agreements that we renegotiate annually with the unions that represent the various employee groups. In 2009, we negotiated and signed labor agreements with the unions representing our employees. These new bargaining agreements became effective in October 2009 and will be in place for a one-year term. We agreed to salary increases of 6.02% in 2009.

We provide a number of benefits to our employees. The most significant is the sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2009, approximately 99% of our employees had elected to participate in a defined contribution plan.

In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement between an employee committee and us. An employee’s receipt of compensation is conditioned on the company meeting certain benchmarks described in the above-mentioned agreement, as confirmed in our published year-end balance sheet. The amount of profit-sharing distributions provisioned and approved for the 2009 fiscal year (including Compagas) was R$ 65.0 million, a decrease of 1.2% when compared with the 2008 distribution, which totaled R$ 65.8 million. The 2008 profit-sharing distribution increased 21.3% compared with that of 2007, which totaled R$ 54.3million. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

Copel instituted a voluntary retirement program (“PDV”) aimed at employees who receive retirement benefits from the INSS (“National Social Security Institute”). 328 employees retired pursuant to this program in 2009. An additional 222 had retired by March 15, 2010. As a result of the anticipated retirement of 550 employees, we expect our payroll expenses in 2010 to be 6.8% lower, or R$ 60.0 million, than they would have been in the absence of this plan. The right to take part in the voluntary retirement program in the future will be granted to employees who will retire through the INSS system.

Share Ownership

As of May 31, 2010, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.

Item 7.  Major Shareholders and Related Party Transactions.

Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. At December 31, 2009, the State of Paraná directly owned 58.6% of the Common Shares, and BNDESPAR owned directly and indirectly 26.4% of the Common Shares.

The following table sets forth certain information regarding the ownership of our Common Shares at December 31, 2009.

Shareholder	Common shares
	(thousands)	(% of total)
State of Paraná	85,029	58.6
BNDESPAR	38,299	26.4
Eletrobras	1,531	1.1
Public Float – ADSs	152	0.1
Public Float – BM&FBOVESPA	19,466	13.4
Others	544	0.4
All directors and officers as a group (1)	-	-
Total	145,031	100.0

____________

(1)     Our directors and officers hold an aggregate of 111 Common Shares.

At May 2010, 2.76% of the Common Shares and 13.59% of the Class B Shares were held by 184 holders who reside in the United States and have registered with the Companhia Brasileira de Liquidação e Custódia (“CBLC”). At the same date, the ADSs represented 0.10% of the Common Shares and 31.12% of the Class B Shares, and together, approximately 14.64% of our total share capital. By May 2010, our shareholders had required to convert 1,271 Class A Shares into Class B shares.

The following table sets forth certain information regarding the ownership of our Class B Shares at December 31, 2009.

Shareholder	Class B Shares
	(thousands)	(% of total)
State of Paraná	14	-
BNDESPAR	27,282	21.3
Eletrobras	-	-
Traded as ADSs	40,078	31.3
Traded in the BOVESPA Market	60,515	47.2
Others	340	0.2
All directors and officers as a group	-	-
Total	128,229	100.0

Shareholders’ Agreement

Under the Shareholders’ Agreement, the State of Paraná cannot approve, without BNDESPAR’s prior authorization, the following matters:

•         amendments to our bylaws;

•         reductions or increases of our capital stock;

•         changes in our corporate purpose;

•         creation of a new class of our preferred shares;

•         issuances of securities convertible into our shares or call options for our shares;

•         reverse splits or splits of issued shares;

•         incorporation of reserves, funds or accounting provisions that affect the rights and interests of minority shareholders;

•         liquidations or voluntary corporate restructurings;

•         mergers, spin-offs, transformations, transfers or acquisitions of interests in other companies;

•         incorporation of wholly-owned subsidiaries;

•         adoption of policy with respect to minority shareholders in the case of merger, amalgamation, split-off and transfer of control in Copel; and

•         reduction in mandatory dividends.

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

Transactions with Shareholders

The following summarizes the most significant transactions with our principal shareholders:

Government of the State of Paraná

The State of Paraná owns 58.6% of our Common Shares. We had accounts receivable from the government of the State of Paraná under the CRC Account Agreement in the amount of R$ $1,254.6 million at December 31, 2009. The outstanding balance bears interest of 6.65% per year and is adjusted in accordance with the IGP-DI inflation index. We also had ICMS payables in the amount of R$ 165 million as of December 31, 2009. ICMS expenses during 2009 amounted to R$ 1.8 billion. We recorded interest income and monetary variation receivable from the government of the State of Paraná under the CRC of R$ 65.6 million in 2009. For more information, see “Item 5. Operating and Financial Review and Prospects – Overview – Impact of CRC Account.”

BNDES and BNDESPAR

BNDESPAR, a wholly-owned subsidiary of BNDES, owns 26.4% of our Common Shares and has the right to appoint two members to our Board of Directors. We had loans from BNDES (related to Compagas) of R$ 12.7 million as of December 31, 2009, and recorded interest expenses of R$ 0.7 million in 2009. As of December 31, 2009, we had debentures issued from Elejor and payable to BNDESPAR of R$ 190.3 million.

In March 2010, we realized a capital increase in Elejor, in the amount of R$ 126 million, which corresponds to Copel’s equity stake in Elejor. As a result of this capital increase, Elejor paid off its debentures that were held by BNDESPAR.

In addition, BNDES has provided a loan to Copel of R$ 339 million to finance the construction of the Mauá hydroelectric plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES will provide 50.0% of the loan amount, and Banco do Brasil S.A. will provide the remaining 50.0%. All the receivables related to this plant were pledged in favor of BNDES until full repayment of the loan. As of December 31, 2009, we had an aggregate of R$ 111.5 million in outstanding debt with BNDES and Banco do Brasil under this facility.

Fundação Copel

Fundação Copel de Previdência e Assistência Social is an entity of Closed Pension Funds that runs and operates benefit plans, welfare and social assistance, which is sponsored by Copel, Compagas and other entities. In 2009, Copel made payments to Fundação Copel consisting of: (i) rental in amount of R$8.3 million and (ii) R$ 14.2 million for expenditure on pension and welfare plans.

Transactions with Affiliates

Dona Francisca Energética S.A.

We own 23.0% of the total issued and outstanding share capital of Dona Francisca Energética S.A. We had accounts payable in the amount of R$ 5.1 million as of December 31, 2009. We provided guarantees to Dona Francisca in connection with loans obtained from the Inter-American Development Bank – IDB, and to BNDES, in an amount proportionate to our interest in Dona Francisca. The outstanding balance of the loans and financing was R$ 90.5 million as of December 31, 2009.

We have a power purchase agreement with Dona Francisca, valued at R$ 60.0 million annually, which obligates Copel Geração e Transmissão to purchase 100.0% of the energy generated at Dona Francisca until March 2015.

Item 8.  Financial Information.

See Item 18. “Financial Statements” and pages F-1 through F-140.

LEGAL PROCEEDINGS

We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims.  Our consolidated financial statements only include reserves for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. At December 31, 2009, our reserves for such contingencies were R$ 560.1 million, which we believe to be sufficient to meet probable and reasonably estimated losses in the event of unfavorable rulings relating to the legal proceedings in which we are a party.  However, we cannot assure you that these reserves will be sufficient.

ANEEL Determinations

We are contesting a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2009, R$ 1,176 million in costs for energy we purchased for resale in the spot market during a period of electricity rationing period in 2001 and the first quarter of 2002. Our management believes the final ruling of this claim will be favorable to us, and we have therefore not made a related provision. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2009, we had provisions of R$ 30.4 million to cover probable losses related to these other lawsuits. For more information, see Note 35 to the Financial Statements.

Tax and Social Contribution Claims

Until recently, we were party to a lawsuit disputing the legality or constitutionality of certain federal taxes and social contributions assessed against us, including our obligations to pay COFINS, a tax to finance social security.  We won this lawsuit in 1998, but the court’s decision was subject to conflicting subsequent decisions by the Brazilian Supreme Court. Since our management determined that the likelihood of ultimately losing this lawsuit was probable, we recorded a provision in the amount of R$ 184.0 million.

In November 2009, we settled this lawsuit by agreeing to pay R$ 136.7 million, plus interest at the SELIC rate. We reversed R$ 178.8 million in provisions related to this lawsuit, and we agreed to pay 30 monthly installments to the Brazilian government, beginning in November 2009 and ending in April 2012. As of December 31, 2009, this debt totaled R$ 128.8 million.

We have also challenged the payment of contributions to the PIS/PASEP program (Programs for Social Integration and for the Establishment of Public Employee’s Patrimony). The basis for calculation of PIS and PASEP have changed over time, resulting in significant differences in the final amounts due, and we believe that these changes have not been made in accordance with the Brazilian Constitution.

We are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions for the period between 2000 and 2006. In these proceedings, we estimate the value of our probable loss to be R$ 29.2 million and the value of our possible loss to be R$ 279.6 million.

Labor Related Claims

We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2009, we have provisioned R$ 158.4 million to cover probable losses related to these lawsuits.

Regulatory

We are disputing certain regulatory and legal proceedings in connection with ANEEL’s allegations that we violated regulatory standards related to the duration and frequency of power outages experienced by our Final Customers. As of December 31, 2009, we have provisioned R$ 37.0 million to cover probable losses related to these proceedings.

Cruzado Period Claims

We are a defendant in several lawsuits brought by industrial customers alleging that increases in electricity tariffs during a price freeze imposed by the federal government from March through November 1986 (the “Cruzado Period”) were illegal. The plaintiffs further allege that all of our tariff increases after the Cruzado Period were illegal, in part because they included the Cruzado Period increases in the amount that served as the basis for calculating the further increases. As of December 31, 2009, we have provisioned R$ 5.3 million to cover probable losses related to these lawsuits.

Additional Claims

We are a party to several lawsuits related to accidents involving equipment used in our electricity transmission and distribution systems, as well as vehicle accidents. As of December 31, 2009, we have provisioned R$ 57.2 million to cover probable losses related to these lawsuits.

In July 2004, Rio Pedrinho Energética S.A. (“Rio Pedrinho”) and Consórcio Salto Natal Energética S.A. (“Salto Natal”) commenced arbitration proceedings against Copel Distribuição seeking approximately R$ 25.0 million each for outstanding amounts that had been billed to us under energy purchase agreements with them, and any associated penalties. In September 2005, the arbitration panel ordered Copel Distribuição to pay each company approximately R$ 27.5 million.

We filed a lawsuit in November 2005 in the local courts in Curitiba seeking to annul the decision of the arbitration panel. Subsequently, Rio Pedrinho and Salto Natal filed judicial execution proceedings seeking to require that we pay them the awards granted by the arbitration. As of December 31, 2009, we had provisioned R$ 84.0 million in connection with these arbitrations.

In a lawsuit filed in November 29, 2004 by Ivaí Engenharia de Obras S.A. (“Ivaí”) related to its construction work on the Rio Jordão deviation project, Copel was ordered to pay R$ 180.9 million based on a claim by Ivaí that its contractually established remuneration from Copel was insufficient to cover Ivaí’s costs related to the project. Copel appealed this decision and was partially successful, avoiding the application of the SELIC interest rate in addition to the penalty interest. Copel will continue to dispute this claim in court. As of December 31, 2009, the Company has recorded a provision of R$ 113.8 million for probable losses.

We are a party to several lawsuits brought by landowners the land of whom has been affected by our transmission and distributions lines. As of December 31, 2009, we have provisioned R$ 14.9 million to cover a probable losses related to these lawsuits.

For more information on our contingencies, see Note 29 of the consolidated financial statements.

DIVIDEND PAYMENTS

In accordance with our bylaws and Brazilian Corporate Law, we regularly pay annual dividends for each fiscal year within sixty days of the declaration at the annual shareholders’ meeting. To the extent amounts are available for distribution, we are required to distribute as a mandatory dividend an aggregate amount equal to at least 25.0% of our adjusted net profit. Dividends are allocated pursuant to the formula described in “Dividend Priority of Class A Shares and Class B Shares” below. Under Brazilian Corporate Law, we are not permitted to suspend the mandatory dividend payable with respect to the Common Shares, to the Class A Shares and to the Class B Shares for any year. Brazilian Corporate Law permits, however, a company to suspend the payment of all dividends if the Board of Directors, with the approval of the Fiscal Council, reports at the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of the company. In such a case, companies with publicly traded securities must submit a report to the CVM providing the reasons for the suspension of dividend payments.  Notwithstanding the above, Brazilian Corporate Law and our bylaws provide that Class A Shares and Class B Shares shall acquire voting rights if we suspend the mandatory dividend payments for more than three consecutive fiscal years. We are not subject to any contractual limitations on our ability to pay dividends.

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

In accordance with Brazilian Corporate Law, we must maintain a legal reserve, to which we must allocate a minimum of five percent of our net profits for each fiscal year until such reserve reaches an amount equal to 20.0% of our capital stock (calculated in accordance with Brazilian Corporate Law).  However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders in a shareholders’ meeting and may be used only for the increase of our capital stock or compensation of losses. At December 31, 2009, our legal reserve was R$ 428.9 million, or approximately 9.6% of our capital stock at that date.

In addition to deducting amounts for the legal reserve, under Brazilian Corporate Law net profit may also be adjusted by deducting amounts allocated to:

•         the contingency reserve: under Brazilian Corporate Law, our shareholders’ meeting, upon a justified proposal of our Board of Directors or Board of Executive Officers, may decide to allocate a percentage of our net profits to a contingency reserve for anticipated losses that are deemed probable in future years, which amount may be estimated;

•         the tax incentives reserve: under Brazilian Corporate Law, our shareholders’ meeting, upon a justified proposal of our Board of Directors or Board of Executive Officers, may decide to allocate a percentage of our net profits resulting from government donations or subsidies for investment purposes.

On the other hand, net profits may also be increased by:

•         the reversal of any amounts previously allocated to a contingency reserve in the fiscal year in which the loss that had been anticipated does not occur as projected or in which the anticipated loss occurs but is lower than the contingency allocated to it; and

•         any amounts included in the unrealized profits reserve that have been realized in the relevant fiscal year and have not been used to offset losses, as approved by our shareholders’ meeting, upon proposal of our Board of Directors or Board of Executive Officers.

The amounts available for distribution are determined on the basis of the Statutory Financial Statements prepared using the method required by Brazilian Corporate Law, which differ from our consolidated financial statements, included herein.

Dividend Priority of Class A Shares and Class B Shares

According to our bylaws, Class A Shares and Class B Shares are entitled to receive annual, non-cumulative minimum dividends, which dividend per share shall be at least ten percent higher than the dividends per share paid to the Common Shares. Class A Shares have a dividend priority over the Class B Shares, and Class B Shares have a dividend priority over the Common Shares. To the extent funds are available, dividends are to be paid in the following order:

•         first, the holders of Class A Shares have the right to receive a minimum dividend equal to ten percent of the total share capital represented by the Class A Shares outstanding as at the end of the fiscal year in respect of which the dividends have been declared;

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

According to our bylaws, our management may declare interim dividends to be paid from profits in our semi-annual financial statements approved by our shareholders. Any payment of interim dividends count towards the mandatory dividend for the year in which the interim dividends were paid.

Pursuant to Brazilian Corporate Law, we may pay interest on equity in lieu of dividends as an alternative form of making distributions to shareholders. We may treat a payment of interest on equity as a deductible expense for tax purposes, provided that it does not exceed the lesser of:

•         the total amount resulting from (1) Long-Term Interest Rate (Taxa de Juros a Longo Prazo, or “TJLP”) multiplied by (2) the total shareholders’ equity (determined in accordance with Brazilian Corporate Law), less certain deductions prescribed by Brazilian Corporate Law; and

•         the greater of (1) 50.0% of current net income (after the deduction of social contribution on profits (CSLL - Contribuição Social sobre o Lucro Líquido) and before taking such distributions and any deductions for corporate income tax) for the year in respect of which the payment is made or (2) 50.0% of retained earnings and profit reserves for the year prior to the year in respect of which the payment is made.

Shareholders who are not residents of Brazil must register with the Central Bank in order to receive dividends, sales proceeds or other amounts with respect to their shares in order to be eligible to receive amounts remitted in foreign currency outside of Brazil. The Class B Shares underlying the ADSs are held in Brazil by the Custodian, as agent for the Depositary, which is the registered owner of our shares.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. In the event that the Custodian is unable to immediately convert the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted.

The table below sets forth the cash distributions we paid as interest on equity for the periods indicated.

Year	Payment Date	Distribution (R$ thousand)	Payment per share (R$)
			Common	Preferred A	Preferred B	Average
2005	June 2006	122,995	0.42811	1.27167	0.47101	0.44945
2006	June 2007	280,951	0.98001	1.41617	1.07821	1.02666
2007	May 2008	267,750	0.93356	1.62979	1.02713	0.97842
2008	May 2009	261,834	0.91289	1.62979	1.00438	0.95680
2009	May 2010	249,459	0.86965	1.62979	0.95679	0.91158

The table below sets forth the cash distributions we paid as interest on equity, translated into U.S.$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (U.S.$ thousand)	Payment per thousand shares (U.S.$)
			Common	Preferred A	Preferred B	Average
2005	June 2006	52,546	0.18290	0.54329	0.20123	0.19202
2006	June 2007	131,408	0.45838	0.66238	0.50431	0.48020
2007	May 2008	151,160	0.52705	0.92011	0.57987	0.55237
2008	May 2009	112,039	0.39062	0.69739	0.42977	0.40941
2009	May 2010	143,268	0.49945	0.93602	0.54950	0.52354

Significant Changes

In February 2010, our distribution concession contract with ANEEL was amended. As a result, the next increase in our distribution tariffs will be reduced, causing a reduction of approximately 0.5% in our distribution revenues. Our Board of Directors approved the amendment in order to mitigate the possibility of a lawsuit or judicial proceeding on the matter. Nevertheless, we cannot assure you that no such action will be brought.

In June 2010, ANEEL approved the annual readjustment of our Retail Tariffs, increasing them by an average of 9.74%, of which 6.88% related to the tariff increase and 2.86% referred to an increase in recovery of deferred regulatory assets (CVA). The readjustment became effective as of June 24, 2010. After giving effect to the recovery of Parcel A costs, the average effect of this tariff readjustment on our captive customers was an increase of 2.46%.

Item 9. The Offer and Listing

The principal trading market for the Class B Shares is the BOVESPA market, which is maintained by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (the “BOVESPA Market”). On May 31, 2010, we had approximately 3,107 shareholders of our Class B Shares.

The following table sets forth the reported high and low closing sale prices for the Class B Shares on the São Paulo Stock Exchange for the periods indicated.

	Price per 1,000 Class B Shares
	High	Low
	(R$)
2005	19.20	10.50
2006	26.13	17.70
2007	35.20	23.40
2008	34.15	20.20
1st Quarter	29.60	24.44
2nd Quarter	32.60	27.80
3rd Quarter	34.15	22.00
4th Quarter	27.50	20.20
2009	39.00	21.10
1st Quarter	25.70	21.10
2nd Quarter	30.03	24.80
3rdt Quarter	31.53	26.70
4th Quarter	39.00	30.60
December	39.00	34.30
2010, up to and including May	39.75	33.00
1st Quarter	39.75	36.41
January	39.62	37.20
February	39.75	36.55
March	38.53	36.41
2nd Quarter	36.81	33.00
April	36.81	34.54
May	36.55	33.00

On July 2, 2007, the shareholders approved a reverse split of our shares 1,000-for-1.  In the United States, the Class B Shares trade in the form of ADSs, each representing one Class B Share (as a result of the reverse stock split), issued by The Bank of New York Mellon, as depositary (the “Depositary”) pursuant to a Deposit Agreement (the “Deposit Agreement”) between Copel, the Depositary and the registered holders and beneficial owners from time to time of the ADSs. The ADSs trade under the symbols ELP and ELPVY. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

U.S. dollars per ADS

	High	Low
	(U.S.$)
2005	8.71	3.88
2006	12.22	7.64
2007	19.06	11.04
2008	21.78	8.77
1st Quarter	17.59	13.86
2nd Quarter	20.27	16.22
3rd Quarter	21.78	11.66
4th Quarter	14.32	8.77
2009	22.52	8.32
1st Quarter	11.53	8.32
2nd Quarter	15.73	10.96
3rd Quarter	17.63	13.46
4th Quarter	22.52	17.33
December	22.52	20.14
2010, up to and including May	23.12	18.21
1st Quarter	23.12	19.88
January	23.12	20.35
February	22.07	19.88
March	21.97	20.42
2nd Quarter	21.29	18.21
April	21.29	20.12
May	20.86	18.21

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

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Organization

We are a publicly traded company duly registered with the CVM under No. 1431-1.  According to Article One of our bylaws, our objectives and purposes are:

•         researching and studying, technically and economically, all energy sources;

•         researching, studying, planning, constructing and developing the production, transformation, transportation, storage, distribution and trade of energy in any of its forms, chiefly electric power, as well as fuels and energy raw materials;

•         studying, planning, designing, constructing and operating dams and their reservoirs, as well as other undertakings for multiple uses of water resources;

•         providing information and technical assistance services concerning the rational use of energy by business undertakings, with the aim of implementing and developing economic activities deemed relevant for the development of the State of Paraná; and

•         implementing electronic data transmission, electronic communications, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná.

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

a merger or consolidation (“incorporação”); or

our participation in a group of concerns (“grupo de sociedades”) as defined under Brazilian Corporate Law.

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

Pursuant to Brazilian Corporate Law, each preferred share of a class that is admitted to trading on a Brazilian stock exchange must have the following rights under the Company’s bylaws:

•         one or both of the following priorities:  priority in the receipt of fixed or minimum dividend and/or priority in the reimbursement of capital, with or without premium; and

•         one of the following rights: (A) right to participate in the distribution of the mandatory dividend of at least 25.0% of adjusted net profit, pursuant to the following criteria: (i) priority in the receipt of dividends corresponding to at least three percent of the shares’ book value, and (ii) right to participate on the profit distribution with the Common Shares, in equal conditions, after the Common Shares have received dividends as set forth in (i) above; or (B) right to receive dividends in an amount per share at least 10.0% higher than the amount per share paid to holders of Common Shares; or (C) tag-along right at a price equal to at least 80.0% of the price paid to the controlling shareholder in case of transfer of control.

Our bylaws comply with the directives of CVM as follows: (i) our Class A Shares shall have priority in the distribution of minimum dividends of ten percent per year, pro rata, calculated as a percentage of the paid-in capital stock represented by such shares on December 31 of the previous fiscal year; (ii) our Class B Shares shall have priority in the distribution of minimum dividends, pro rata, in the amount equivalent to 25.0% of our net profits, as adjusted in accordance with Section 202 and its paragraphs of Law No. 6,404/76, calculated as a proportion of the paid-in capital stock represented by such shares on December 31st of the previous fiscal year; (iii) the dividends provided in item (ii) above to the Class B Shares shall be paid only from outstanding profits after the payment of priority dividends to Class A Shares; (iv) the dividends to be paid per preferred share, regardless of the class, shall be at least ten percent higher than the dividends to be paid per Common Share, as provided by Brazilian Corporate Law.

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

Conversion Rights

Our bylaws provide that the only permitted conversion of shares is Class A Shares into Class B Shares.

Form and Transfer

Our shares are maintained in book-entry form with a transfer agent (the “Transfer Agent”). To make a transfer of shares, the Transfer Agent makes an entry in the register, debits the share account of the transferor and credits the share account of the transferee.

Transfers of shares by foreign investors are made in the manner described above and are executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by Resolution No. 2,689 of January 26, 2000 of the CMN (“Resolution 2,689”) as described under “– Exchange Controls” below, the foreign investor must declare the transfer in its electronic registration.

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

The ability to convert into foreign currency dividend payments and proceeds from the sale of Class B Shares or preemptive rights and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank. Any foreign investor who registers with the CVM in accordance with Central Bank Resolution 2,689 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction.

Annex V to CMN Resolution No. 1,289 (the “Annex V Regulations”) allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADS program is duly registered with the Central Bank and the CVM.

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

The Annex V Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Prior to the issuance of the ADSs, the ADS program was approved under the Annex V Regulations by the Central Bank and the CVM. Accordingly, the proceeds from the sale of ADSs by ADS holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs who are not resident in a tax haven will be entitled to favorable tax treatment. For more information, see “– Taxation – Brazilian Tax Considerations – Taxation of Gains.”

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

Pursuant to Central Bank Resolution No. 3.845, the withdrawal of Class B Shares upon cancellation of ADSs requires simultaneous exchange transactions in the event the investor decides not to dispose of those Class B Shares. The simultaneous exchange transactions are required in order to obtain a certificate of registration of Class B Shares with the Central Bank. This transaction will be subject to tax in Brazil. For more information, see “– Taxation – Brazilian Tax Considerations – Other Brazilian Taxes.”

Thereafter, any holder of Class B Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Class B Shares, unless such holder obtains his own electronic registration. A holder that obtains an electronic registration may be subject to less favorable Brazilian tax treatment than a holder of ADSs. For more information, see “– Taxation – Brazilian Tax Considerations.”

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

Taxation of Dividends

Dividends paid by the Company in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Class B Shares underlying ADSs or (ii) to a Non-Brazilian Holder in respect of Class B Shares generally will not be subject to Brazilian withholding income tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates depending upon the year in which the profits have been obtained.

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

Distributions of interest on equity paid to Brazilian and Non-Brazilian Holders of Class B Shares, including payments to the Depositary in respect of Class B Shares underlying ADSs, are deductible by the Company for Brazilian corporate income tax and social contribution on net profits purposes as far as the limits above described are observed. Such payments are subject to Brazilian withholding income tax at the rate of 15.0%, except for payments to shareholders situated in tax haven jurisdictions (that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment or the beneficial owner of the income derived from transactions carried out and attributable to a Non-Brazilian Holder - “Tax Haven Holder”), which payments are subject to withholding income tax at a 25.0% rate. These payments may be included, at their net value, as part of any mandatory dividend. To the extent that payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.

Taxation of Gains Outside Brazil

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

A disposition of Class B Shares can occur abroad if an investor decides to cancel its investment in ADSs and register the underlying Class B Shares as a direct foreign investment under Law No. 4,131. Any capital gain arising from sales or other dispositions of Class B Shares outside Brazil would be subject to Brazilian income tax at the rate of 15.0% or, if the investor is a Tax Haven Holder, 25.0%, which should be withheld by the purchaser of the Class B Shares outside Brazil or its attorney-in-fact in Brazil.

Regarding ADSs, although the matter is not free from doubt, the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another Non-Brazilian Holder should not be taxed in Brazil, based on the theory that ADSs do not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you that Brazilian courts would adopt this theory. Thus, the gain on a disposition of ADSs by a Non-Brazilian Holder to a resident in Brazil (or possibly even to a Non-Brazilian Holder in the event that courts determine that ADSs would constitute assets located in Brazil) may be subject to income tax in Brazil.

Taxation of Gains in Brazil

For purposes of Brazilian taxation, the income tax rules on gains related to disposition of Class B Shares vary depending on the domicile of the Non-Brazilian Holder, the form by which such Non-Brazilian Holder has registered its investment before the Brazilian Central Bank and/or how the disposition is carried out, as described below.

Generally, gains are defined as the positive difference between the amount realized on the sale or exchange of a security and its acquisition cost. Gains assessed on the disposition of the Class B Shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•         exempt from income tax when assessed by a Non-Brazilian Holder registered under Resolution No. 2,689 of the National Monetary Council (“2,689 Holder”) that  is not a Tax Haven Holder; or

•         subject to income tax at a rate of 15.0% in any other case, including the gains assessed by a Non-Brazilian Holder that (i) is not a 2,689 Holder, or (ii) is a 2,689 Holder and a Tax Haven Holder. In these cases, a withholding income tax of 0.005% on the sale value shall be applicable and can be offset with the eventual income tax due on the capital gain.

There can be no assurance that the current preferential treatment for 2,689 Holders will continue in the future.

Any other gains assessed on a disposition of the Class B Shares that is not carried out on the Brazilian stock exchange is subject to an income tax rate of 15.0%, except for gains assessed on Tax Haven Holders who are subject to an income tax rate of 25.0%. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market, through an intermediary, the withholding income tax of 0.005% on the sale value shall also be applicable and can be offset with the eventual income tax due on the capital gain.

The deposit of Class B Shares in exchange for the ADSs may be subject to Brazilian income tax if the acquisition cost of the Class B Shares is lower than (i) the average price per Class B share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of the deposit; or (ii) if no Class B Shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Class B Shares were sold during the 15 trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the Class B Shares, calculated as set forth above, shall be considered a capital gain subject to income tax at a rate of 15.0% or 25.0% in the case of investors that are Tax Haven Holders. There may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is registered under Resolution No. 2,689 (other than Tax Haven Holders), which should not be subject to income tax in such a transaction.

The withdrawal of Class B Shares upon cancellation of ADSs is not subject to Brazilian income tax, as long as the regulatory rules are appropriately observed with respect to the registration of the investment before the Central Bank.

In the case of redemption of the Class B Shares or ADSs or capital reduction by a Brazilian corporation, with subsequent withdrawal of the ADSs, such as our company, the positive difference between the amount effectively received by the Non-Brazilian Holder and the acquisition cost of the securities redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15.0% or 25.0%, as the case may be.

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

Pursuant to Decree No. 6,306 of December 14, 2007 (“Decree No. 6,306/07”), a tax on foreign exchange transactions (“IOF/Exchange”) may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) or vice-versa. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%, except for: (i) foreign exchange transactions for the inflow of funds related to investments effectuated by a Non-Brazilian Holder in the Brazilian financial and capital market, in which case the rate is 2.0%, and (ii) payment of dividends, capital gain and interest on shareholders’ equity related to the investment mentioned under item (i) above, in which case the rate is zero.  Nonetheless, the Brazilian government may increase the rate to a maximum of 25.0%. Any such increase will be applicable only prospectively.

The withdrawal of Class B Shares upon cancellation of ADSs will be subject to IOF/Exchange at the rate of 0.38%, considering that a simultaneous exchange transaction are required for this operation if the investor remains with the Class B Shares, pursuant to Resolution No. 3.845, issued by the Brazilian Central Bank.

Also under Decree No. 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be levied on transactions involving bonds and securities, including those carried out on Brazilian stock, futures or commodities exchanges. As a general rule, the rate of this tax is currently zero. The Brazilian government may, however, increase the rate to a maximum of 1.5% per day, but only in respect of future transactions. IOF/Bonds Tax is levied at a rate of 1.5% on the assignment of shares traded in the Brazilian stock market in order to permit the issuance of ADSs.

As a general rule, until December 31, 2007, transactions carried out in Brazil that resulted in the transfer of funds from an account maintained with a Brazilian financial institution were subject to the Temporary Contribution on Financial Transactions (“CPMF Tax”), at the rate of 0.38%. However, as of January 1, 2008, the CPMF Tax is no longer in force, and should not be levied on any debit to bank accounts carried after that date.

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

In this discussion, references to a “U.S. holder” are to a beneficial holder of a Class B Share or an ADS (i) that is a citizen or resident of the United States of America, (ii) that is a corporation, or any other entity taxable as a corporation, organized under the laws of the United States of America, any state thereof, or the District of Columbia, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the Class B Share or ADS.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15.0% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2010 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

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

Taxation of Capital Gains

Upon the sale or other disposition of a Class B Share or ADS, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes.  The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the Class B Share or ADS (including the gross amount of the proceeds before the deduction of any Brazilian tax) and the U.S. holder’s tax basis in the Class B Share or ADS.  Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the Class B Share or ADS has been held for more than one year on the date of the disposition.  The net amount of long-term capital gain recognized by an individual holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15.0%. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of Class B Shares or ADSs generally will be treated as U.S. source income.  Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used. Alternatively, such Brazilian tax may be taken as a deduction against taxable income if the U.S. holder does not take a credit for any foreign income tax during the taxable year.

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

DIVIDENDS AND PAYING AGENTS

Entitlement to dividends arises on the date of acquisition of our shares or ADS. For a description of restrictions related to payments of dividends to foreign investors, see “Item 10. Additional Information – Memorandum and Articles of Incorporation – Regulation of and Restrictions on Foreign Investors” and “Item10. Additional Information – Exchange Controls.”  The Depositary will distribute dividends and other distributions to the holders of our ADSs.

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

Foreign Currency Exchange Rate Risk

At December 31, 2009, we had R$ 64.3 million of outstanding indebtedness denominated in U.S. dollars and R$ 28.3 million of indebtedness indexed to a basket of foreign currencies comprised by U.S dollars, Euros, Swiss francs and Japanese yen. At December 31, 2008, we had R$ 94.0 million of outstanding indebtedness denominated in U.S. dollars, R$ 6.5 million of indebtedness denominated in Japanese yen and R$ 62.5 million of indebtedness indexed to a basket of foreign currencies comprised by U.S dollars, Euros, Swiss francs and Japanese yen. In addition, our energy purchases from Itaipu are denominated in U.S. dollars. We do not have revenues denominated in any of the above foreign currencies and, due to applicable regulations that require us to keep excess cash on deposit in real-denominated deposits with Brazilian banks, we do not have monetary assets denominated in such currencies. The potential loss to us that would result from a hypothetical ten percent change in foreign currency exchange rates would be approximately R$ 6.4 million, primarily due to the increase in our real-denominated financial statements in the principal amount of the foreign currency indebtedness described above (which increase would be reflected as an expense in our income statement). A hypothetical and instantaneous change of ten percent in foreign currency exchange rates would result in an additional cash outflow of approximately R$ 50.2 million, reflecting the increased cost in reais of servicing foreign-currency indebtedness and purchasing energy from Itaipu, which will be compensated in the next tariff adjustment.

Interest Rate Risk

At December 31, 2009, we had outstanding R$ 1,673.4 million in loans and financing, of which R$ 338.6 million bore interest at fixed interest rates and R$ 1,334.8 million bore interest at floating rates of interest (primarily the TJLP, CDI and LIBOR). Pursuant to applicable regulations, we invest excess cash primarily in short-term instruments. A hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to floating rate financial assets and liabilities held at December 31, 2009, would result in a net additional cash inflow of approximately R$ 2.8 million. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (i.e. U.S. dollars; currencies in the currency basket). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

Item 12.  Description of Securities Other than Equity Securities

No Applicable.

Item 12A. Debt Securities

Not applicable.

Item 12B. Warrants and Rights

Not applicable.

Item 12C. Other Securities

Not applicable.

Item 12D. American Depositary Shares

The Bank of New York Mellon (the “Depositary”), serves as the depositary for our ADSs. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADS holders are required to pay the Depositary: (i) an annual fee of up to U.S.$ 0.02 per ADS (or portion thereof) for administering the ADS program, and (ii) amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the Depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	U.S.$ 5.00 or less per 100 ADSs (or portion thereof)
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	U.S.$ 5.00 or less per 100 ADSs (or portion thereof)
Distribution of cash dividends	U.S.$ 0.02 or less per ADS
Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to the holder had been shares and the shares had been deposited for issuance of ADSs
Depositary services	U.S.$ 02 (or less) per ADSs per calendar year
Transfer and registration of shares on the Depositary’s share register to or from the name of the depositary or its agent when the holder deposits or withdraws shares	Registration or transfer fees
Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the Depositary
Converting foreign currency to U.S. dollars	Expenses of the Depositary
Taxes and other governmental charges the Depositary or the custodian are required to pay on any ADS or share underlying an ADS (e.g., stock transfer taxes, stamp duty or withholding taxes)	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2009, this amount was U.S.$ 772,934.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

(a)                  Disclosure Controls and Procedures

We have carried out an evaluation under supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009.

Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2009 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management as appropriate in order to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2009. In making this assessment, it used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, has issued the attestation report below on our internal control over financial reporting as of December 31, 2009.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Companhia Paranaense de Energia - Copel

We have audited the internal control over financial reporting of Companhia Paranaense de Energia - Copel and subsidiaries (the "Company" or “Copel”) as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying consolidated financial statements. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s consolidated balance sheet as of December 31, 2009, and the related consolidated statements of operations, changes in shareholders’ equity, cash flows and the added value in operations for the year then ended, of Companhia Paranaense de Energia – Copel and subsidiaries and our report dated June 25, 2010, expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes

Curitiba, Paraná, Brazil

June 25, 2010.

Item 16A.  Audit Committee Financial Expert

Our Board of Directors has reviewed the qualifications and backgrounds of the members of the Audit Committee and determined that Laurita Costa Rosa is an “audit committee financial expert” within the meaning of Item 16A and is independent. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees – Board Practices – Board Committees – Audit Committee.”

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2009, 2008 and 2007.

The table below sets forth the total amount paid to Deloitte Touche Tohmatsu Auditores Independentes for services performed in 2009, 2008 and 2007, and breaks down these amounts by category of service in millions of reais:

	Year ended December 31,
	2009	2008	2007
	(R$ million)

Audit fees	1.3	1.6	1.4
Audit-related fees	–	–	–
Tax fees	–	–	–
All other fees	–	–	–
Total	1.3	1.6	1.4

Audit Fees

Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly Brazilian GAAP financial information in connection with statutory and regulatory filings or engagements.

Audit Committee Pre-Approval Policies and Procedures

Neither our Board of Directors nor our Audit Committee has established pre-approval policies and procedures for the engagement of our Registered Public Accounting Firm for services. Our Board of Directors expressly approves on a case-by-case basis any engagement of our Registered Public Accounting Firm for audit and non-audit services provided to us or our subsidiaries. Our Audit Committee provides recommendations to our Board of Directors regarding such engagements. For more information regarding our Board of Directors and Audit Committee, see “Item 6. Directors, Senior Management and Employees – Board Practices.”

Item 16D.  Exemption from the Listing Standards for Audit Committees

None.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.  Changes in Registrant’s Certifying Accountant

                   Not applicable.

Item 16G.  Corporate Governance

Section	New York Stock Exchange Corporate Governance Rules for U.S. Domestic Issuers	Copel’s Approach
Director Independence
303A.01

A company listed on the New York Stock Exchange (a “listed company”) must have a majority of independent directors on its Board of Directors. “Controlled companies” are not required to comply with this requirement.

The majority of the members of Copel’s board of directors are “independent” as defined in the NYSE standards.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	The non-management directors of Copel do not hold regularly scheduled executive sessions without management.

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

303A.08	Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian Corporate Law, shareholder pre-approval is required for the adoption of any equity compensation plans and material revisions thereto.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.

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

Copel’s CEO will promptly notify the NYSE in writing after any executive officer of Copel becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules.

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

Reference is made to pages F-1 through F-140.

Item 19.  Exhibits

1.1	Amended and Restated By-laws of the Company dated as of April 27, 2010 (English translation)
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

Assured Energy: Determined amount assigned to each hydroelectric plant according to the energy supply risk criteria defined by MME. The assured energy also represents the maximum energy that can be sold by the generator, which is set forth in each concession agreement, irrespective of the volume of electricity actually generated by the facility.

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

Capacity Agreement: Agreement under which a generator commits to make a certain amount of electrical capacity available to the Regulated Market. In such case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage.

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

Energy Charge: A charge for sales of energy to a customer that is based on the amount of energy actually consumed by that customer.

Final Customer: A party that uses electricity for its own needs.

Firm Capacity: The level of electricity that we can deliver from a specified power plant with a 95.0% degree of certainty, determined in accordance with certain prescribed statistical models.

Free Customers: Electricity customers that are able to choose their own power suppliers since they meet the following requirements: (i) demand of at least 3 MW at any voltage for existing customers (those connected to the distribution network before July 1995); (ii) demand of at least 3 MW and supplied at voltage levels equal to or greater than 69 kV for new customers (those connected to the distribution network after July 1995); and (iii) demand of at least 500 kW and that opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants or biomass projects (also known as Special Customers).

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

Group A Customers: A group of customers that uses electricity at 2.3 kV or higher. Tariffs applied to this group are based on the actual voltage level at which energy is supplied and the time of day and year the energy is supplied.

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

Low Income Residential Customers: A group of customers that consumes less than 220 kWh per month and has filed an application to receive benefits under any of the federal government’s social programs. Low-income residential customers are considered a subgroup of residential customers and are not subject to payment of emergency capacity and emergency acquisition charges or any extraordinary tariff approved by ANEEL.

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

Companhia Paranaense De Energia – Copel
By: /s/ Ronald Thadeu Ravedutti
Name: Ronald Thadeu Ravedutti
Title: Chief Executive Officer
By: /s/ Rafael Iatauro
Name: Rafael Iatauro
Title: Chief Financial Officer

Date: June 30, 2010.

Companhia Paranaense
de Energia - Copel

Consolidated Financial Statements as of

December 31, 2009 and 2008 and for the

Three Years Ended December 31, 2009

and Report of Independent Registered

Public Accounting Firm

Deloitte Touche Tohmatsu Rua Pasteur, 463 - 5º andar Curitiba – PR – 80250-080 Brasil Tel: + 55 (41) 3312-1400 Fax:+ 55 (41) 3312-1470 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Companhia Paranaense de Energia - COPEL
Curitiba - PR, Brazil

We have audited the accompanying consolidated balance sheets of Companhia Paranaense de Energia - COPEL (a Brazilian corporation) and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity, cash flows and added value for each of the three years in the period ended December 31, 2009, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Companhia Paranaense de Energia - COPEL and subsidiaries as of December 31, 2009 and 2008, and the results of their operations, the changes in shareholders' equity, their cash flows and the added value in operations for each of the three years in the period ended December 31, 2009, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's effectiveness of internal control over  financial reporting as of December 31, 2009, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2010 expressed an unqualified opinion on the effectiveness on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Curitiba, Paraná, Brazil

June 25, 2010

Companhia Paranaense de Energia - Copel

Consolidated Balance Sheets

All amounts expressed in thousands of Brazillian reais unless otherwise stated

	December 31
Assets	2009	2008

Current assets
Cash and cash equivalents (Note 6)	1,696,152	1,813,576
Customers and distributors (Note 7)	1,117,858	1,032,952
Allowance for doubtful accounts (Note 8)	(54,018)	(56,284)
Services to third parties, net	8,718	7,904
Dividends receivable (Note 17)	5,135	5,247
Services in progress	92,472	64,765
CRC transferred to the State Government (Note 9)	49,549	47,133
Recoverable taxes (Note 10)	352,412	257,339
Deferred Regulatory Assets - CVA (Note 11)	218,500	111,098
Other regulatory assets (Note 12)	17,526	31,511
Bonds and securities	78,959	2
Collaterals and escrow accounts (Note 13)	113,701	150,794
Other receivables (Note 14)	36,591	42,856
Inventories (Note 15)	94,190	64,260

	3,827,745	3,573,153

Noncurrent assets
Customers and distributors (Note 7)	51,377	82,176
Allowance for doubtful accounts (Note 8)	-	(246)
Telecommunications services	1,011	3,211
CRC transferred to the State Government (Note 9)	1,205,025	1,272,770
Recoverable taxes (Note 10)	438,978	462,609
Deferred Regulatory Assets - CVA (Note 11)	98,963	53,494
Other regulatory assets (Note 12)	-	11,085
Bonds and securities	40,103	69,063
Collaterals and escrow accounts (Note 13)	24,195	37,868
Judicial deposits (Note 16)	73,436	113,497
Other receivables (Note 14)	16,949	12,214

	1,950,037	2,117,741

Investments (Note 18)	395,565	395,938
Property, plant and equipment, net (Note 19)	7,528,432	7,048,675
Intangible assets (Note 20)	131,717	118,119
	10,005,751	9,680,473

Total assets	13,833,496	13,253,626

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - Copel

Consolidated Balance Sheets

All amounts expressed in thousands of Brazillian reais unless otherwise stated                                                           (continued)

	December 31
Liabilities and shareholders' equity	2009	2008

Current liabilities
Loans and financing (Note 21)	81,698	98,461
Debentures (Note 22)	54,195	195,000
Suppliers (Note 23)	543,529	497,832
Taxes and social contribution (Note 10)	536,453	407,072
Dividends payable	90,806	245,166
Payroll, social changes and accruals (Note 24)	206,957	159,388
Post-employment benefits (Note 25)	22,505	22,066
Deferred Regulatory Liabilities - CVA (Note 11)	25,020	28,327
Other regulatory liabilities (Note 12)	8,315	26,192
Regulatory charges (Note 26)	29,523	43,123
Research and Development and Energy Efficiency (Note 27)	121,005	126,484
Other accounts payable (Note 28)	121,156	114,383

	1,841,162	1,963,494
Noncurrent liabilities
Loans and financing (Note 21)	784,144	769,056
Debentures (Note 22)	753,384	802,116
Reserve for contingencies (Note 29)	474,544	593,365
Suppliers (Note 23)	175,796	214,157
Taxes and social contribution (Note 10)	174,406	29,528
Post-employment benefits (Note 25)	352,976	425,879
Deferred Regulatory Liabilities - CVA (Note 11)	25,020	2,373
Other regulatory liabilities (Note 12)	26	7,257
Research and Development and Energy Efficiency (Note 27)	90,493	72,079
Deferred revenues (Note 18)	74,994	74,994
Other accounts payable (Note 28)	2,953	6,674

	2,908,736	2,997,478

Noncontrolling interest	253,537	239,567

Shareholders' equity
Stock capital (Note 30a)	4,460,000	4,460,000
Capital reserves (Note 30c)	838,340	838,340
Profit reserves (Note 30d)	3,531,721	2,754,747

	8,830,061	8,053,087

Total liabilities and shareholders' equity	13,833,496	13,253,626

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - Copel

Consolidated Statements of Operations

All amounts expressed in thousands of Brazillian reais unless otherwise stated                                                           (continued)

	December 31
	2009	2008	2007
Operating revenues (Note 31)
Electricity sales to final customers	3,253,687	2,968,880	2,747,680
Electricity sales to distributors	1,394,806	1,363,094	1,367,595
Use of main transmission grid	3,635,969	3,473,098	3,316,963
Telecommunications revenues	104,844	80,604	63,893
Distribution of piped gas	261,325	283,709	244,080
Other	146,045	136,010	179,883

	8,796,676	8,305,395	7,920,094

Deductions from Operating Revenues (Note 32)	(3,179,365)	(2,846,617)	(2,716,433)

Net operating revenues	5,617,311	5,458,778	5,203,661

Operating costs (Note 33)
Energy purchased for resale	(1,681,876)	(1,615,086)	(1,279,335)
Use of main transmission grid	(609,649)	(466,652)	(446,067)
Personel and Management	(630,037)	(531,031)	(463,865)
Pension and healthcare plans	(13,479)	(25,737)	14,169
Materials and supplies	(58,390)	(49,175)	(50,308)
Raw materials and supplies for electricity generation	(21,231)	(19,274)	8,954
Natural gas and supplies for the gas business	(135,353)	(163,846)	(132,726)
Third-party services	(228,536)	(190,269)	(161,319)
Depreciation and amortization	(363,597)	(376,789)	(399,387)
Other	(23,962)	(35,583)	(11,784)

	(3,766,110)	(3,473,442)	(2,921,668)

Gross Operating Income	1,851,201	1,985,336	2,281,993

Other income (expenses) (Note 33)
Sales expenses	(45,566)	(29,769)	(31,140)
General and administrative expenses	(388,226)	(256,912)	(298,830)
Other revenues (expenses), net	(70,132)	(252,377)	(383,760)

	(503,924)	(539,058)	(713,730)

Operating income before financial results and equity in results of investees
	1,347,277	1,446,278	1,568,263

Interest income (expenses) (Note 34)
Interest income	365,918	488,620	396,017
Interest expenses	(300,294)	(394,257)	(375,774)

	65,624	94,363	20,243

Equity in results of investees (Note 18)	14,327	14,318	9,509

Income before Income Tax and Social Contribution (Note 10)	1,427,228	1,554,959	1,598,015

Income Tax and Social Contribution
Income Tax and Social Contribution (Note 10)	(287,602)	(352,064)	(536,168)
Deferred Income Tax and Social Contribution (Note 10)	(89,724)	(106,082)	75,853

	(377,326)	(458,146)	(460,315)

Net Income before noncontrolling interest	1,049,902	1,096,813	1,137,700

Noncontrolling interest	(23,469)	(18,069)	(31,090)

Net income for the year	1,026,433	1,078,744	1,106,610
Net Income per outstanding shares at year end / expressed in Brazilian Reais	3,75	3,94	4,04

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - Copel

Consolidated Statements of Added Value

Expressed in thousands of Brazilian reais, except per share amount

			Profit reserves

	Capital stock	Capital reserves	Legal reserve	InvestmentsReserve	Retained earnings	Total
At December 31, 2006	3,875,000	817,293	268,323	1,415,654	-	6,376,270
Capital increase	585,000	-	-	(585,000)	-	-
Tax incentive (Note 18 c)	-	21,047	-	-	-	21,047
Net income for the year	-	-	-	-	1,106,610	1,106,610
Appropriation of net income	-	-	-	-	-	-
Legal reserve	-	-	55,330	-	(55,330)	-
Interest on equity	-	-	-	-	(200,000)	(200,000)
Dividends	-	-	-	-	(67,750)	(67,750)
Transfer to profit reserve	-	-	-	783,530	(783,530)	-

At December 31, 2007	4,460,000	838,340	323,653	1,614,184	-	7,236,177
Net income for the year	-	-	-	-	1,078,744	1,078,744
Appropriation of net income	-	-	-	-	-	-
Legal reserve	-	-	53,937	-	(53,937)	-
Interest on equity	-	-	-	-	(228,000)	(228,000)
Dividends	-	-	-	-	(33,834)	(33,834)
Investment reserve	-	-	-	762,973	(762,973)	-

At December 31, 2008	4,460,000	838,340	377,590	2,377,157	-	8,053,087
Net income for the year	-	-	-	-	1,026,433	1,026,433
Appropriation of net income	-	-	-	-	-	-
Legal reserve	-	-	51,322	-	(51,322)	-
Interest on equity	-	-	-	-	(230,000)	(230,000)
Dividends	-	-	-	-	(19,459)	(19,459)
Investment reserve	-	-	-	725,652	(725,652)	-

At December 31, 2009	4,460,000	838,340	428,912	3,102,809	-	8,830,061

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - Copel

Consolidated Statement of Cash Flows

All amounts expressed in thousands of Brazillian reais unless otherwise stated                                                           (continued)

	December 31
	2009	2008	2007
Cash flows from operating activities
Net income for the year	1,026,433	1,078,744	1,106,610

Adjustments to reconcile net income to cash provided
by operating activities:
Reversal of allowance for doubtful accounts	16,448	(5,824)	(4,353)
Depreciation	384,336	395,312	418,143
Amortization of intangible assets - concession	3,829	3,829	3,100
Amortization of intangible assets - goodwill	-	1,791	4,808
Amortization of intangible assets - other	3,383	3,811	3,906
Unrealized monetary and exchange variations, net	52,823	98,526	82,633
Equity in results of investees	(14,327)	(13,956)	(9,509)
Deferred income tax and social contribution	89,724	106,082	(75,853)
Variations in the regulatory assets and liabilities-CVA	(113,154)	(204,425)	797
Variations in other regulatory assets and liabilities, net	232	(51,643)	45,904
Contract renegotiation - CIEN	-	-	(62,862)
Accruals for long-term liabilities	111,098	104,718	248,385
Provision (reversal) for tax incentives	733	23,902	(12,789)
Reversal of provision for post-employment benefits	(61,385)	(38,329)	-
Provision for R&D and energy efficiency	28,115	-	-
REFIS installments – Law no. 11,941/2009	7,118	-	-
Loss on disposal of investments	-	8,742	2,240
Loss on disposal of property, plant, and equipment, net	38,618	14,565	29,141
Loss on disposal of intangible assets, net	487	516	13,972
Non controlling interest	23,469	18,069	31,090

Increase (decrease) in assets
Customers and distributors	(73,640)	86,522	(77,696)
Telecommunications services	809	4,439	(5,066)
Interest on shareholders´ equity and dividends received from investees	15,846	13,444	20,342
Services in progress	(27,707)	(13,422)	(31,305)
CRC transferred to State Government	130,967	120,048	111,267
Recoverable taxes	(84,965)	(61,253)	74,441
Inventories	(29,930)	(12,065)	(751)
Judicial deposits	14,511	(1,931)	(9,900)
Other receivables	1,786	19,543	(21,860)

Increase (decrease) in liabilities
Loans and financing - interest paid	(119,102)	(156,512)	(75,260)
Debentures – interest paid	(110,035)	(122,984)	(229,544)
Provisions for contingencies	(36,155)	(28,921)	-
Suppliers	1,747	131,322	(25,976)
Taxes and social contribution charges	10,095	8,297	(52,618)
Payroll and labor accruals	47,569	13,269	11,901
Post-employment benefits	(11,079)	(10,423)	(125,425)
Regulatory charges	(13,600)	10,401	(18,983)
Research and development and energy efficiency	(28,432)	(1,239)	10,964
Other accounts payable	12,552	28,087	(17,151)
Noncontrolling interest	(9,499)	(10,029)	(5,469)

Net cash provided by operating activities	1,289,718	1,561,023	1,357,274

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - Copel

Consolidated Statement of Cash Flows

All amounts expressed in thousands of Brazillian reais unless otherwise stated                                                           (continued)

	2009	2008	2007
Cash flows from investing activities
Acquisition of Centrais Eólicas do Paraná - net of acquired cash	-	-	(1,393)
Acquisition of control in Dominó Holdings - net of acquired cash	-	(108,962)	-
Disposal (acquisition) of other investments – net of acquired cash	(151)	134	(6,503)
Additions to property, plant, and equipment	(957,313)	(697,713)	(522,933)
Additions to intangible assets	(21,566)	(8,416)	(4,407)
Bonds and securities	(14,989)	(69,063)	-
Collaterals and escrow accounts	18,499	1,508	(76,596)
Special Obligations	57,421	79,673	48,580
Proceeds from sale of property, plant, and equipment	6,373	11,297	6,653

Net cash used in investing activities	(911,726)	(791,542)	(556,599)

Cash flows from financing activities
Loans and financing issued	144,262	34,818	346,592
Payment of the principal amount of loans and financing	(62,987)	(86,492)	(99,853)
Payment of the principal amount of debentures	(163,175)	(176,072)	(717,738)
Interest on shareholders’ equity and dividends paid	(413,516)	(269,030)	(292,809)

Net cash used in financing activities	(495,416)	(496,776)	(763,808)

Net increase in cash and cash equivalents	(117,424)	272,705	36,867

Cash and cash equivalents at the beginning of the year	1,813,576	1,540,871	1,504,004
Cash and cash equivalents at the end of the year	1,696,152	1,813,576	1,540,871

	(117,424)	272,705	36,867

Supplementary cash flow information

Income tax paid	331,676	348,916	387,049
Transactions not affecting cash

Business acquisitions
Assets acquired including goodwill	-	116,713	2,164
Liabilities assumed	-	(6,487)	(21)

Acquisition price paid	-	110,226	2,143
Cash and cash equivalents acquired	-	(1,264)	(750)

Acquisition price, net of acquired cash and cash equivalents	-	108,962	1,393

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - Copel

Consolidated Statements of Added Value

All amounts expressed in thousands of Brazillian reais unless otherwise stated                                                           (continued)

	Consolidated
	2009	2008	2007
Revenues
Sales of electricity, services, and other revenues (Note 31)	8,796,676	8,305,395	7,920,094
Allowance for doubtful accounts (Note 33 f)	(16,448)	5,824	(3,899)
Other operating revenues (expenses)	(32,015)	(30,059)	(31,039)

Total	8,748,213	8,281,160	7,885,156

( - ) Supplies acquired from third parties
Electricity purchased for resale	(1,885,246)	(1,787,845)	(1,429,417)
Use of the main transmission grid (-) ESS	(569,140)	(458,067)	(495,318)
Materials, supplies, and services from third-parties	(406,836)	(353,885)	(295,206)
Natural gas and supplies for the gas business	(179,362)	(195,265)	(148,400)
Emergency capacity charges and Proinfa	(326)	(254)	(256)
Other	(8,549)	(160,573)	(271,836)

Total	(3,049,459)	(2,955,889)	(2,640,433)

( = ) GROSS ADDED VALUE	5,698,754	5,325,271	5,244,723

( - ) Depreciation and amortization	(391,548)	(404,743)	(429,957)

( = ) NET ADDED VALUE	5,307,206	4,920,528	4,814,766

( + ) Transferred Added Value
Interest income (Note 34)	376,352	488,620	396,017
Equity pick up in results of investees	14,327	13,956	9,509

Total	390,679	502,576	405,526

ADDED VALUE TO DISTRIBUTE	5,697,885	5,423,104	5,220,292

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - Copel

Consolidated Statements of Added Value

All amounts expressed in thousands of Brazillian reais unless otherwise stated                                                           (continued)

	Consolidated
	2009	2008	2007
DISTRIBUTION OF ADDED VALUE

Personnel
Salaries and wages (Note 33 c)	538,665	484,257	451,156
Pension and healthcare plans	14,177	30,016	(13,851)
Meal assistance and education allowance (Note 33 c)	55,695	49,078	45,675
Social charges - FGTS	38,555	34,694	31,994
Labor indemnifications (reversal) (Note 33 c)	56,852	(825)	8,293
Profit sharing (Note 33 c)	64,995	65,816	54,254
Transfer to construction in progress (Note 33 c)	(86,746)	(80,214)	(54,304)

Total	682,193	582,822	523,217

Government
Federal	1,862,542	1,747,205	1,713,440
State	1,785,795	1,595,280	1,513,381
Municipal	2,636	3,019	3,530

Total	3,650,973	3,345,504	3,230,351

Financing agents
Interest and penalties	301,110	385,166	318,259
Leases and rents (Note 33 g)	13,707	12,799	10,765

Total	314,817	397,965	329,024

Shareholders
Noncontrolling interest	23,469	18,069	31,090
Interest on capital (Note 30 d)	230,000	228,000	200,000
Proposed dividends (Note 30 d)	19,459	33,834	67,750
Profit reserves	776,974	816,910	838,860

Total	1,049,902	1,096,813	1,137,700

	5,697,885	5,423,104	5,220,292

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

1          The Company and its Operations

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company) is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy - MME. Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

Copel’s wholly-owned subsidiaries, other subsidiaries and consortiom are featured below.  Non financial/accounting information, such as information about supplied market, installed capacity, and assured power, has not been audited by the independent auditors.

a) Copel Geração e Transmissão S.A.

Copel Geração e Transmissão S.A. operates the Company’s power generation business, which is based on the operation of 17 hydroelectric power plants and one thermoelectric power plant, listed below, amounting to total installed capacity of 4,549.61 MW, and power transmission services, based on 30 substations at voltages equal to or greater than 230 kV and 1,942.0 km of transmission lines in Paraná, most of which are part of the Brazilian Basic Transmission Network. The concession for 1,773.3 km of these lines expires in July 2015, the concession for 137.1 km (Bateias – Jaguariaíva 230 kV line) expires in August 2031, and the concession for 31.6 km (Bateias – Pilarzinho 230 kV line) expires in March 2038, subject to extension at the discretion of the granting authority (Note 31.a).

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Power generation plants

Power plant	River	Installed capacity (MW)	Assured Power (avg MW)	Date concession was issued	Year of expiration

Hydroelectric plants
Gov, Bento Munhoz da Rocha Neto (Foz do Areia)	Iguaçu	1,676.00	576.00	May 24, 73	May 23, 23
Gov, Ney Aminthas de Barros Braga (Segredo)	Iguaçu	1,260.00	603.00	Nov 14, 79	Nov 15. 29
Gov, José Richa (Caxias)	Iguaçu	1,240.00	605.00	May 02, 80	May 04, 30
Gov, Pedro Viriato Parigot de Souza	Capivari - Cachoeira	260.00	109.00	Apr 23, 65	Jul 07, 15
Guaricana	Arraial	36.00	13.60	Aug 13, 76	Aug 16, 26
Chaminé	São João	18.00	11.60	Aug 13, 76	Aug 16, 26
Apucaraninha	Apucaraninha	10.00	6.71	Oct 13, 75	Oct 12, 25
Mourão	Mourão	8.20	5.30	Jan 20, 64	Jul 07, 15
Derivação do Rio Jordão	Jordão	6.50	5.85	Nov 14, 79	Nov 15, 29
Marumbi	Ipiranga	4.80	3.94	(*)
São Jorge	Pitangui/Tibagi	2.30	1.62	Dec 04, 74	Dec 03, 24
Chopim I	Chopim	1.98	1.27	Mar 20, 64	Jul 07, 15
Rio dos Patos	Rio dos Patos/Ivaí	1.72	1.13	Feb 14, 84	Feb 14, 14
Cavernoso	Cavernoso/Iguaçu	1.30	0.86	Jan 07, 81	Jan 07, 31
Salto do Vau	Palmital	0.94	0.60	Jan 27, 54	(**)
Pitangui	Pitangui	0.87	0.57	Dec 05, 54	(**)
Melissa	Melissa	1.00	0.57	Oct 08, 93	(**)

Thermoelectric plant
Figueira		20.00	10.30	Mar 21, 69	Mar 26, 19
Total		4,549.61	1,956.92

(*) Under approval by ANEEL

(**) Facilities under 1MW are only subject to registration before ANEEL

b) Copel Distribuição S.A.

Copel Distribuição S.A. runs the Company's power distribution and regulated sales to 1,109 locations in 392 out of the 399 municipalities in the State of Paraná, and also to the town of Porto União, in the State of Santa Catarina. Its current concession, which is set to expire on July 7, 2015, may be extended for another 20 years, at the discretion of the granting authority.

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

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

d) Companhia Paranaense de Gás – Compagas

Compagas is a quasi-public entity in which Copel holds a 51% interest and whose main activity is the supply of piped natural gas, through a 520-km long distribution network set up throughout Paraná in the municipalities of Araucária, Curitiba, Campo Largo, Balsa Nova, Palmeira, Ponta Grossa, and São José dos Pinhais. Compagas supplies a total of 6,731 customers, comprising 102 industrial customers, 34 vehicular gas stations, 253 commercial customers, 6,338 households, 2 co-generation plants, one company which uses natural gas as a raw material, and the Araucária Thermoelectric Power Plant.

e) Elejor - Centrais Elétricas do Rio Jordão S.A.

Elejor is a special purpose company in which Copel holds a 70% voting interest and which was set up to implement and run the Fundão – Santa Clara Power Complex, on the Jordão River, within the Iguaçu River sub-basin, in the State of Paraná, comprising the Santa Clara and Fundão Power Plants. These facilities feature 240.34 MW of installed capacity, in addition to small hydropower units embedded in the Santa Clara and Fundão dams, with 3.6 MW and 2.4 MW of installed capacity, respectively. The concession for the project was granted on October 23, 2001 for a 35-year term, renewable for up to 20 years upon request by the holder and at ANEEL’s discretion.

f) Copel Empreendimentos Ltda.

Copel Empreendimentos Ltda. is limited liability company wholly-owned by Copel Geração e Transmissão and set up to provide services in connection with the planning, coordination, and organization of companies involved in power generation and transmission, and with power plant management, construction, operation, and maintenance, in addition to holding interests in other companies.

g) UEG Araucária Ltda.

UEG Araucária Ltda. is a limited liability company in which Copel holds an 20% interest and Copel Empreendimentos holds a 60% interest, and which was set up to generate and sell electric power, using natural gas as fuel. The Araucária Power Plant has an installed capacity of 484.15 MW. Its authorization to operate as an independent power producer was issued by ANEEL on December 22, 1999 for a 30-year term, which can be extended upon request by the holder and at ANEEL’s discretion.

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, a minority shareholder, leasing the Araucária Thermoelectric Power Plant for a period of one year, ended on December 31, 2007 and extended a few times until December 31, 2008. On February 19, 2009, the lease was renewed for another three years, as of January 1, 2009 and until December 31, 2011, subject to early termination should UEG Araucária successfully participate at ANEEL-sponsored power auctions. The lease provides for the use of the Araucária Power Plant for power generation by Petrobras, at its own expense; UEG Araucária is entitled to lease payments comprising a fixed and a variable portion, pursuant to the lease agreement.

h) Centrais Eólicas do Paraná

Centrais Eólicas do Paraná Ltda. is a limited liability company held by Copel (with a 30% interest) and Copel Generation and Transmission (with a 70% interest). It has been set up to build, assemble, and operate a 2.5 MW wind power plant, in the region of Palmas, in the State of Paraná.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

i) Consórcio Energético Cruzeiro do Sul

Consórcio Energético Cruzeiro do Sul is an independent power producer, owned by Copel Geração e Transmissão (51%), and by Eletrosul Centrais Elétricas S.A. (49%). On October 10, 2006, at Auction of Power from New Projects 004/2006, this company won the rights to the concession of the Mauá Hydroelectric Power Plant, which will feature 361 MW of installed capacity; the concession is valid for 35 years from the date of signature, which took place on July 3, 2007.

j) Dominó Holdings S.A.

Dominó Holdings S.A. is a company which owns 34.75% of the share capital of the Sanitation Company of Paraná – Sanepar, a mixed capital company whose business comprises basic sanitation services, including water supply and sewage collection and treatment. Since January 2008, when it became the holder of 45% of Dominó Holding' share capital by acquiring the 30% interest held by Sanedo Participações Ltda., Copel has exercised joint control of the company together with the remaining shareholders (Note 18 d).

2                   Basis of Presentation

Authorization for the completion of these financial statements was granted at the Meeting of the Board of Officers held on March 15, 2010.

The financial statements featured in this report are in accordance with accounting practices adopted in Brazil (Brazilian GAAP) including the provisions of the Brazilian Corporate Law, as amended by Law no. 11,638/2007 and by Executive Act no. 11,941/2009, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM).

3          Consolidated Financial Statements

The financial statements of subsidiaries and investees are adjusted to comply with the accounting practices adopted by Copel (Parent Company).

Copel has consolidated the financial statements of its wholly-owned subsidiaries and of the subsidiaries listed in Note 1.

The financial statements of jointly-controlled subsidiary Dominó Holdings have been adjusted to comply with Copel’s accounting practices and have been proportionally consolidated, applying Copel’s ownership percentage to each item of these statements.

All other subsidiaries observe the same accounting practices adopted by Copel.

The balance sheets and statements of operations of the companies included in the consolidation are shown in Note 40, reclassified for the purpose of ensuring consistency with the chart of accounts adopted by Copel.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

The Parent Company’s investments in the shareholders’ equities of subsidiaries, their shareholders’ equities, as well as the balances of assets, liabilities, revenues, costs, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the non controlling interests are shown separately in the liabilities section of the balance sheets and in the statement of operations, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

Disbursements in connection with Consórcio Energético Cruzeiro do Sul are recorded as property, plant, and equipment in progress, proportionally to Copel’s share in the consortium.

The balance sheets and the statements of operations of the wholly-owned subsidiaries and other subsidiaries are featured in Note 39, and their statements of operations are featured in Note 40, reclassified for the purpose of ensuring consistency with the account classification adopted by Copel.

For purposes of presentation and comparison, the following reclassifications have been made in the statements as of December 31, 2008:

Original account	Reclassified account	Consolidated

Long-term receivables	Long-term receivables	December 31, 2008

Investments (a)	Property, plant, and equipment	56,517

a)    Consórcio Energético Cruzeiro do Sul, pursuant to ANEEL Ruling no. 3,467, dated 09.18.2008, applicable as of 01.01.2009 (Note 19.g)

We have not identified any adjustments which could have an impact on the Company’s income and on its shareholders’ equity as of December 31, 2008.

4          Changes in Accounting Policies

With the enactment of Law no. 11,638/2007, which has updated the Brazilian corporate legislation so as to bring the accounting practices adopted in Brazil closer to the International Financial Reporting Standards (IFRS), new technical accounting rules and pronouncements have been published, in compliance with the IFRS, by the Accounting Pronouncements Committee (CPC).

As of the date of these financial statements, 27 new technical pronouncements have been issued by CPC and approved by CVM rulings, for mandatory application as of 2010. The technical pronouncements (CPCs) and technical interpretations (ICPCs) applicable to Copel, in light of its operations, are:

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

CPC/IPC no.	Title

CPC 15	Business combinations
CPC 16	Inventories
CPC 18	Investments in subsidiaries and investees
CPC 19	Investments in joint ventures
CPC 20	Cost of loans
CPC 21	Interim statements
CPC 22	Information by segments
CPC 23	Accounting policies, changes in estimates, and error correction
CPC 24	Subsequent event
CPC 25	Provisions, contingent liabilities, and contingent assets
CPC 26	Presentation of financial statements
CPC 27	Property, Plant, and Equipment
CPC 30	Revenues
CPC 31	Noncurrent assets maintained for sale and discontinued operations
CPC 32	Taxes on income
CPC 33	Employee benefits
CPC 36	Consolidated statements
CPC 37	Initial adoption of international accounting standards (IFRS 1)
CPC 38	Financial instruments: recognition and measurement
CPC 39	Financial instruments: presentation
CPC 40	Financial instruments: evidence
CPC 43	Initial adoption of CPC Pronouncements 15 to 40
ICPC 01	Concession agreements (IFRIC 12)
ICPC 03	Complementary aspects of leasing operationsl (IFRIC 4, SIC 15, and SIC 27)
ICPC 08	Accounting for proposed dividend payments
ICPC 09	Individual financial statements, separate financial statements, consolidated financial statements, and aplication of the equity method
ICPC 10	Interpretation of the initial application to p., p.,& e. and investment assets of technical pronouncements CPCs 27,28,37, and 43

The Company´s management is currently reviewing the impacts of the changes introduced by these new pronouncements. In the case of adjustments resulting from the adoption of the new accounting practices as of January 1, 2010, Copel will assess the need to recalculate the effects these changes would have had on its 2009 financial statements, for purposes of comparison, as if they had been in effect since the beginning of the fiscal year ended of December 31, 2009.

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

4)     Bonds and Securities

It comprises National Treasury bonds classified as held to maturity, thus recorded at amortized cost plus yield calculated according to the respective yield curves. (Note 36).

5)     Investments

Permanent interest in subsidiaries and investees have been recorded under the equity method. Other investments have been recorded at their acquisition cost, net of provision for losses, when applicable (Note 18). Equity in subsidiaries has been eliminated upon consolidation.

6)     Goodwill based on expected future profitability

Goodwill on acquisition of investments whose economic basis is future profitability has been amortized on a straight line basis over a 10-year period. As of December 31, 2008 the amount of goodwill had already been entirely amortized (Note 18).

7)     Intangible assets - concessions

Amounts recorded as intangible assets at the time of acquisitions of interests in companies which holds concessions have been amortized over the respective remaining terms of each concession on a straight line basis (Note 20).

8)     Impairment test

Property, plant, and equipment and intangible assets are tested periodically for impairment in order to detect evidence of unrecoverable losses or whenever significant events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. Whenever there is a loss, resulting from situations where an asset’s carrying amount exceeds its recoverable value, defined as the greater between the asset´s fair value less costs to sell and its value in use, this loss is charged to the statements of operations.

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

Deferred tax credits resulting from tax losses carryforwards or negative bases for the calculation of social contribution are recognized only as long as it is possible that future taxable income will occur and shall be used. Deferred income tax and social contribution assets have been calculated on tax losses, negative bases for the calculation of social contribution, and temporary differences, at the applicable rates, and take into account the expected future generation of taxable income, discounted to present value and based on technical feasibility studies approved by the Company’s Board of Directors.

Copel, as allowed by Provisional Measure no. 449/2008, has chosen the Transitional Tax System (RTT) for fiscal years 2008 and 2009.

11)  Pension and healthcare plan

The costs incurred with pension funds and other post retirement benefits are accounted for on an accrual basis, based on costs and obligations computed by independent actuaries in accordance with the rules established by CVM Statement 371/2000 (Note 25).

12)  Reserve for contingencies

These are recorded as of the date of the financial statements based on likelihood of losses, in the light of the nature of each contingency. The bases and the nature of each reserve are described in Note 29.

13)  Other rights and obligations

All other assets and liabilities, whenever required by law or by contract, are adjusted until the date of the financial statements.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

14)  Use of estimates

The preparation of financial statements, in accordance with the accounting practices adopted in Brazil, requires that Copel’s senior management to make estimates and adopt assumptions that indeed affect the reported figures of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the balance sheet, and the reported figures of revenues and expenses. Actual figures may differ from these estimates. The main estimates in the financial statements refer to the recording of the effects resulting from the provision for doubtful accounts, the useful lives of property, plant, and equipment, the reduction of the recoverable value of noncurrent assets, the provision for contingencies, income tax, pension plan and post-employment benefit assumptions, unbilled energy supply to final customers, and the sale and purchase of power in the Electric Energy Trading Chamber (CCEE), whose billing and settlement are subject to review by CCEE participants.

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

16)  Tax Incentives

Tax incentives are recorded at their historical cost, adjusted to their estimated realizable amount (Note 18).

17)  Net income per outstanding share

Net income per outstanding share is calculated based on the number of shares outstanding at the balance sheet date (Note 30).

18)  Fair Value of Financial Instruments

The fair values of publicly quoted investments are based on the current purchase prices. The Company sets the fair value of financial instruments with no active market or published prices through valuation techniques. These include the use of recent transactions with third parties, reference to other instruments which are substantially similar, analysis of discounted cash flows, and price-setting models which use the largest amount of information generated by the market and the lowest amount of information generated by Company management.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

b) Energy Sector-Specific Regulatory Accounting Practices

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

3)     Property, Plant, and Equipment

Recorded at their acquisitoin or construction cost. Depreciation is calculated under the straight line method, based on accounting balances recorded in the respective Record Units, pursuant to DNAEE Ordinance no. 815, dated November 30, 1994, supplemented by ANEEL Resolution no. 15, dated December 24, 1997. Annual depreciation rates are set in the tables annexed to ANEEL Resolution no. 240, dated December 5, 2006, and Ministry of Communications Ordinance no. 96/1995, and are featured in Note 19.

4)     Construction work in progress

Overhead expenses are allocated to property, plant, equipment and other construction in progress. The allocation of direct costs with personnel and third-party services is based on criteria permitted by ANEEL. These costs are recovered through the rate-setting mechanism.

Financial charges, interest, and monetary variation on financing from third-parties in connection with property, plant, and equipment in progress are allocated to these items of property, plant, and equipment in progress during the construction period (Note 19).

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

5)     Special obligations

In compliance with Accounting Instruction 6.3.23 of the Electric Utility Accounting Manual, special obligations related to the concession, corresponding to contributions received from federal, state, or municipal governments and from customers in general for investments on the electric energy distribution network, are recorded in a specific subgroup of the noncurrent liabilities and are presented, for Financial Statements purposes as  a reduction of property, plant, and equipment. The amortization is calculated based on the same average depreciation rate of the corresponding assets (Note 19).

6)     Intangible assets

Recorded at their acquisition or development cost. Amortization, when applicable, is calculated under the straight line method (Note 20).

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

8)     Power purchase and sale transactions in the Spot Market (CCEE)

Power purchase and sale transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or based on estimates prepared by Copel’s senior management, when this information is not available in time (Note 35).

9)     Energy Efficiency Programs (EEPs), Research and Development (R&D), National Scientific and Technological Development Fund (FNDCT), and Ministry of Mining and Energy (MME)

These are research and development and energy efficiency programs to which distribution company utilities are required by ANEEL to allocate 1% of their net operating revenues.

The funds are applied in projects approved by ANEEL and in contributions to FNDCT and to the Ministry of Mining and Energy (MME) (Note 27).

10)  Environmental Issues

Environmental assets are capitalized when the allocation of expenses in connection with certain items of property, plant, and equipment is in compliance with the rules set forth by the Electric Utility Accounting Manual. Expenses not attributable to property, plant, and equipment are recognized directly to results for the year.

Environmental liabilities are recognized under liabilities when their occurrence is likely and may be reasonably estimated.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

6                    Cash and Cash Equivalents

.		December 31,
	2009	2008

Cash and Banks	79,617	88,161
Short term investments
Federal Banks	1,614,023	1,720,936
Private Banks	2,512	4,479
	1,616,535	1,725,415

	1,696,152	1,813,576

Short-term investments are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These short-term investments comprise Certificates of Deposit (CDs) issued by official banks; repurchased agreement - the issuer (Bank) is committed to buying the security back, and the buyer is committed to selling it; and quotas in investment funds which hold government issued securities (managed by official banks). These investments have yielded on average 100% of the variation of the Interbank Deposit Rate as of December 31, 2009 and 2008.

7          Customers and Distributors

		December 31,
	2009	2008

Customers
Residential	189,728	164,189
Industrial	176,972	155,920
Commercial	109,523	93,828
Rural	20,950	18,575
Public entities	38,154	24,948
Public lighting	13,317	14,341
Public services	12,388	12,286
Unbilled	170,960	151,659
Installment receivables – current portion	97,422	91,614
Installment receivables – noncurrent	48,036	78,123
Low income customer rates	11,386	28,800
Penalties on overdue bills	9,985	9,101
State Government-"Luz Fraterna" Program	4,030	7,500
Gas supply	14,726	22,450
Other current receivables	15,432	17,256
Other noncurrent receivables	3,341	3,732

	936,350	894,322

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

		December 31,
	2009	2008
Distributors
Electricity sales
Electricity sales to distributors - CCEE (Note 35)	40,609	9,931
Energy auction	127,854	96,074
Bilateral agreements	27,713	74,026
Generation companies current reimbursement	303	571
Generation companies noncurrent reimbursement	-	321
Short-term sale	123	126

	196,602	181,049

Use of main transmission grid
Power grid	15,109	16,246
Basic Network	21,174	23,511

	36,283	39,757

Accounts receivable, net	1,169,235	1,115,128

Current assets - accounts receivable,	1,117,858	1,032,952
Noncurrent assets - accounts receivable	51,377	82,176

a) Low income customers rate

In September 2002, the Company started applying the low income rate to electricity bills based on the new criteria for eligibility as low income customers.

On December 17, 2002, Law no. 10,604 modified the means of compensation to distribution companies, authorizing the granting of an economic subsidy, in order to contribute to the low price of the low income rate. This subsidy is funded by the dividend surplus owed by Centrais Elétricas Brasileiras S.A. -Eletrobras to the Federal Government, in connection with the sale of energy by Federal Government-owned generation companies at energy auctions, and by Global Reversal Reserve (RGR) funds.

ANEEL, through different resolutions, set forth a new methodology for the calculation of the economic subsidy to which distribution companies are entitled, in order to offset the effects of the rate policy applicable to low income customers. As of December 2009, the low income rate was applied to 706,652 customers, who account for 24.71% of the total of 2,859,738 residential customers supplied by Copel.

The balance receivable as of December 31, 2009, refers to installments which have already been ratified by ANEEL and which are yet to be transferred by Eletrobras.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

8          Allowance for Doubtful Accounts

Copel’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

				December 31,
	2008	Additions(*)	Write-offs	2009

Residential	5,544	9,969	(9,268)	6,245
Industrial	40,735	4,800	(5,434)	40,101
Commercial	8,506	275	(2,918)	5,863
Public entities	947	325	-	1,272
Other	798	29	(290)	537

	56,530	15,398	(17,910)	54,018

Current portion	56,284	15,644	(17,910)	54,018
Noncurrent portion	246	(246)	-	-

				December 31,
	2007	Additions(*)	Write-offs	2008

Residential	16,268	(623)	(10,101)	5,544
Industrial	41,941	7,549	(8,755)	40,735
Commercial	8,454	3,913	(3,861)	8,506
Public entities	1,725	(778)	-	947
Other	14,673	(13,644)	(231)	798

	83,061	(3,583)	(22,948)	56,530

Current portion	71,592	7,640	(22,948)	56,284
Noncurrent portion	11,469	(11,223)	-	246

				December 31,
	2006	Additions(*)	Write-offs	2007

Residential	15,083	12,660	(11,475)	16,268
Industrial	39,720	8,945	(6,724)	41,941
Commercial	6,600	7,658	(5,804)	8,454
Public entities	37,722	(35,997)	-	1,725
Other	12,601	2,619	(547)	14,673

	111,726	(4,115)	(24,550)	83,061

Current portion	111,726	(15,584)	(24,550)	71,592
Noncurrent portion	-	11,469	-	11,469

(*) Net of reversals and recoveries

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

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

9           Recoverable Rate Deficit (CRC) transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.y., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

Maturity of noncurrent installments:

	December 31,
	2009	2008
2010	-	50,268
2011	52,845	53,611
2012	56,359	57,176
2013	60,107	60,979
2014	64,105	65,034
2015	68,368	69,359
2016	72,915	73,972
2017	77,764	78,892
2018	82,936	84,138
2019	88,451	89,734
2020	94,334	95,702
2021	100,607	102,066
2022	107,298	108,854
after 2022	278,936	282,985
Total	1,205,025	1,272,770

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Changes in CRC Transferred to the Government of the State of Paraná:

	Current portion	Noncurrent portion	Consolidated total
Balances

As of December 31, 2007	40,509	1,209,853	1,250,362
Interest	79,539	-	79,539
Monetary variation	1,286	108,764	110,050
Transfers	45,847	(45,847)	-
Amortization	(120,048)	-	(120,048)

As of December 31, 2008	47,133	1,272,770	1,319,903
Interest	83,834	-	83,834
Monetary variation	(192)	(18,004)	(18,196)
Transfers	49,741	(49,741)	-
Amortization	(130,967)	-	(130,967)

As of December 31, 2009	49,549	1,205,025	1,254,574

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

10        Taxes and Social Contribution

	December 31,
	2009	2008
Current assets
Deferred income and social contribution taxes(a)	41,238	40,183
Income and social contribution taxes paid in advance (b)	279,241	189,135
VAT (ICMS) paid in advance	29,868	26,863
PIS/Pasep and Cofins taxes on revenue paid in advance	908	-
Other taxes paid in advance	1,157	1,158

	352,412	257,339

Noncurrent assets
Deferred income and social contribution taxes(a)	355,021	400,141
VAT (ICMS) paid in advance	83,957	62,468

	438,978	462,609

Current liabilities
Deferred income and social contribution taxes(a)	80,443	48,630
Income and social contribution taxes payable	123,486	115,476
VAT (ICMS) payable	164,209	132,380
PIS/Pasep and Cofins on revenue taxes payable	24,687	38,353
Tax Recovery Program - Refis (d)	107,974	35,068
Income tax withheld on interest on capital	29,027	30,791
Other taxes	6,627	6,374

	536,453	407,072

Noncurrent liabilities
Deferred income and social contribution taxes(a)	42,756	28,910
VAT (ICMS) payable	547	618
Tax recovery programs (d)	131,103	-

	174,406	29,528
IRPF = Corporate income tax
CSLL = Social contribution tax

a) Deferred income and social contribution taxes

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

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Tax credits have been recorded as follows:

		December 31,
	2009	2008

Current assets
Pension and healthcare plans	5,545	3,073
Tax loss carryforwards	4,172	4,405
Deferred regulatory assets - CVA	8,507	9,631
Temporary differences	23,014	23,074

	41,238	40,183

Noncurrent assets
Pension and healthcare plans	119,669	144,552
Tax loss carryforwards	17,802	13,283
Temporary differences:
Reserve for contingencies	149,066	181,711
Allowance for doubtful accounts	22,350	22,959
FINAN provision	3,291	4,563
Deferred regulatory liabilities - CVA	8,507
Accruals for regulatory liabilities	7,705	7,062
Accruals for effects of network charges	6,922	6,923
Amortization of goodwill	19,709	19,088

	355,021	400,141

(-) Current liabilities
Deferred regulatory liabilities - CVA	74,290	34,438
Surplus power	195	928
Temporary differences	5,958	13,264

	80,443	48,630

(-) Noncurrent liabilities
Temporary exclusions
Deferred regulatory liabilities - CVA	33,647	17,068
Rate for the use of Distribution system (TUSD)	155	32
Other regulatory assets	-	3,982
Gas supply	8,954	7,828

	42,756	28,910

	273,060	362,784

Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, discounted at present value, which points out to the realization of deferred taxes. The consolidated estimated realizable amount for 2010 is negative because of the deferred income tax and social contribution liabilities realization in that year. According to the estimate of future taxable income, the realization of deferred taxes is shown below:

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

	Estimated realizable amount	Actual realized amount	Estimated realizable amount
.
2009	66,942	100,994
2010	-	-	(39,205)
2011	-	-	71,822
2012	-	-	35,274
2013	-	-	60,524
2014	-	-	29,288
2015 to 2017	-	-	37,740
Until 2019	-	-	77,617
	66,942	100,994	273,060

Projected future income will be revised by management upon the approval of the financial statements for fiscal year 2009.

b) Income tax and social contribution paid in advance

Amounts recorded as corporate income tax and social contribution on net income (paid in advance) refer to corporate tax credits and amounts withheld.

c) Recoverable ICMS (VAT)

The amounts recorded as recoverable ICMS (VAT) refer to credits from the acquisition of property, plant, and equipment under Supplemental Law no. 87/96, which shall be recovered monthly at the rate of 1/48 pursuant to Supplemental Law no. 102, dated July 11, 2000.

d) Tax recovery programs

	Debt amount	Benefits-Law No.11,941	SELIC Interest	Updated debt amount	Advanced payment	Updated debt amount

Refis program – INSS (1)	35,068	-	-	35,068	-	35,068

Law no.11,941/09 (2)
IRPJ	42,538	(8,762)	326	34,102	(2,231)	31,871
CSLL	5,925	(1,460)	43	4,508	(311)	4,197
COFINS tax	43,956	(9,853)	330	34,433	(2,305)	32,128
PIS /PASEP tax	9,543	(2,139)	72	7,476	(501)	6,975
COFINS tax – lawsuit	196,839	(60,174)	1,321	137,986	(9,148)	128,838

	298,801	(82,388)	2,092	218,505	(14,496)	204,009

	333,869	(82,388)	2,092	253,573	(14,496)	239,007

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

The effects on 2009 income are shown below:

Reversal of provision for contingencies (Note 33.f)	178,753
Taxes (PIS/PASEP and COFINS) – deductions from revenues (Note 32)	(31,359)
Taxes – operating expenses (Note 33.g)	(61,872)
Financial expense – interest	(90,164)
Financial expense – penalties	(2,476)
(7,118)

1)     REFIS Program

On December 16, 2000, Copel signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964, dated April 10, 2000, in order to pay in 60 monthly installments an outstanding debt to the National Social Security Institute (INSS) in the consolidated amount (net of interest and fines) of R$ 82,540, retroactive to March 1, 2000. At the end of this period, a balance remained, pending a ruling by the fiscal authority regarding the right by Copel to use certain tax credits, which was later rejected.

On September 14, 2006, Copel signed up for a new tax recovery program, called Special Installment Plan or PAEX, created under Provisional Measure no. 303/06, to pay off the remaining balance under REFIS taking advantage of the benefits of this plan (80% discount off the penalties imposed and 30% off interest due), resulting, according to Social Security's initial calculation, in the amount of R$ 37,782 to be paid in six installments, adjusted according to the SELIC interest rate. These installments have already been paid.

Nevertheless, the INSS has already indicated it plans to “restore” the interest charges that were waived under REFIS I, in the amount of R$ 38,600 (as of September 2006). For purposes of provisioning, this amount has been restated and reduced by 30%, pursuant to the benefit afforded under article 9 of Provisional Measure 303/96. Copel, however, has disputed this claim, requesting that the calculations that supposedly justify this charge be presented. As of the date of these statements, INSS has not yet made a final decision on how it will calculate the total of this debt, thus it has suspended the collection of the respective credits.

Accordingly, in light of these circumstances, the Company maintained the provision in the amount of R$ 35,068 to cover the new INSS claim under PAEX.

2)     Installment Plan – Law no. 11,941/09

Pursuant to a ruling by the 4th District Federal Court, which became final on August 18, 1998, Copel was granted immunity from the levy of COFINS tax on power sales from 1995 until June 2001. Even though this ruling was final, the Federal Revenue Service (RFB) issued Copel two notices for failure to collect COFINS tax: on February 19, 2002, notice no. 10980.000932/2002-90, for fiscal year 1997, and on August 22, 2003, notice no. 10980.007831/2003-21, for the first three quarters of 1998. Simultaneously, it filed a lawsuit requesting the cancellation of the immunity ruling, which, after a long legal battle regarding the lapse of RFB's right to dispute the ruling, has been submitted to 4th District Federal Court for judgment on the merits. Copel has thus reclassified the corresponding risk of loss as probable, since there’s consolidated legal precedent in favor of the federal government.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

As this lawsuit was reclassified as probable loss, in November 2009 Copel chose to apply for the installment plan created under Law no. 11,941, dated May 27, 2009, to pay off the COFINS-related debt in connection with the two notices mentioned above. Since there has been a provision in connection with this lawsuit in the amount of R$ 184,037, and in light of the reduced penalties afforded under Law no. 11,941/09, the original amount of this debt became R$ 136,665, which, restated according to the SELIC interest rate as of December 31, 2009 (pursuant to article 3, paragraph 3, of that law), totals
R$ 137,986.

The Company also included in this installment plan fiscal debts owed by Copel Distribuição in connection with income tax and social contribution in February 2004, and income tax in December 2007, March 2008, and April 2008, which amount to R$ 48,463. These taxes were paid through compensation statements, which have not been approved by RFB. Taking into account reduced penalties and restatement by the SELIC interest rate (pursuant to Law no. 11,941/2009), the amount of this debt as of December 31, 2009 was R$ 38,610. Copel further included debts resulting from revised bases for calculation of PIS/PASEP and COFINS taxes for 2005 to 2008, in the amount of R$ 53,499, which, taking into account reduced penalties and restatement by the SELIC interest rate (pursuant to article 3, paragraph 3, of Law no. 11,941/2009), amounted to R$ 41,909 as of December 31, 2009.

With the payment of two installments and the accrual of SELIC interest as of December 31, 2009, pursuant to article 3, paragraph 3, of Law no. 11,941, the total outstanding debt is R$ 253,573.

As of the date of these statements, there has been no consolidation of installments by RFB.

Copel has rigorously fulfilled its obligations in connection with these installment plans.

Reconciliaton of the provision for income tax and social contribution:

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

			December 31,
	2009	2008	2007
Income before Income tax and Social Contribuition	1,427,228	1,554,959	1,598,015

Income tax and Social Contribution at Statutory	(485,258)	(528,686)	(543,325)
income tax rates

Tax effects on:
Interest on capital	78,200	77,520	68,000
Dividends	3,295	2,882	3,088
Equity in investees	1,575	1,305	(595)
FINAM - (losses) and gains	(183)	(5,976)	3,197
Present value adjustment - Compagas	(912)	(819)	(736)
Non-deductible expenses	(917)	(1,627)	-
Tax benefits - Law no. 11,941/09	27,904	-	-
Tax incentives	3,530	4,699	4,735
Other	(4,560)	(7,444)	5,321
Current IRPJ and CSLL	(287,602)	(352,064)	(536,168)

Deferred IRPJ and CSLL	(89,724)	(106,082)	75,853

IRPJ = Corporate income tax
CSLL = Social contribution on net income

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

11        Deferred regulatory assets - CVA

The regulatory assets and liabilities accounts (CVA) records variations of the following cost items, which are not controlled by the distribution company as approved at the Annual tariff adjustment by ANEEL and relate to amounts disbursed by companies during the year: Electricity purchased for resale (Bilateral Contracts, Itaipu, and Auctions), Transmission of electricity purchased (Transmission of Electricity from Itaipu and Basic Network Charges), and Regulatory Charges or use of Charges – Fuel Consumption Account (CCC) quota; Energy Development Account (CDE) quota; System Services (ESS); and Program of Incentives for Alternative Energy Sources (Proinfa) quotas.

Under Resolution no. 839, dated June 23, 2009, ANEEL authorized Copel Distribuição to apply, as of June 24, 2009, an average rate increase of 18.04% to its rates for sales to final customers, of which 11.42% correspond to the annual rate review and 6.62% correspond to financial components, including the Portion A regulatory asset (CVA), which amounts to R$ 252,951, composed of two installments: CVA being processed for rate year 2008-2009, in the amount of R$ 264,025, and CVA balance from previous years to be offset, in the amount of (R$ 11,074).

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

The balance of the Deferred Regulatory Assets and Liabilities – CVA is detailed below:

			December 31,
	2009	2008	2009	2008
	Current assets		Noncurrent assets
Recoverable CVA, 2008 tariff adjustment review
Fuel Consumption Account - CCC	-	17,966	-	-
Use of transmission installations (Basic Network)	-	15,908	-	-
Electricity purchased for resale (Itaipu)	-	11,611	-	-
Charges for system services - ESS	-	9,133	-	-
Energy Development Account - CDE	-	169	-	-
Incentives to Alternative Energy Sources – Proinfa	-	2,817	-	-
	-	57,604	-	-

Recoverable CVA, 2009 tariff adjustment review
Fuel Consumption Account – CCC	7,482	8,512	-	8,512
Use of transmission installations (Basic Network)	21,052	12,412	-	12,412
Electricity purchased for resale (Itaipu)	49,036	16,588	-	16,588
Charges for system services - ESS	17,038	13,121	-	13,121
Energy Development Account - CDE	6,139	204	-	204
Incentives to Alternative Energy Sources –Proinfa	10,986	-	-	-
Electricity purchased for resale (CVA Energy)	6,191	1,881	-	1,881
Transport of purchased power (Itaipu)	1,613	776	-	776
	119,537	53,494	-	53,494

Recoverable CVA, 2010 tariff adjustment review
Fuel Consumption Account - CCC	17,166	-	17,166	-
Use of transmission installations (Basic Network)	18,277	-	18,277	-
Power purchased for resale (Itaipu)	23,042	-	23,042	-
Energy Development Account - CDE	2,830	-	2,830	-
Incentives to Alternative Energy Sources - Proinfa	252	-	252	-
Power purchased for resale (CVA Energy)	36,547	-	36,547	-
Transport of purchased power (Itaipu)	849	-	849	-
	98,963	-	98,963	-
	218,500	111,098	98,963	53,494

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

			December 31,
	2009	2008	2009	2008
	Current liabilities		Noncurrent liabilities
CVA variations subject to offsetting, 2008 tariff adjustment review
Electricity purchased for resale (CVA Energy)	-	25,727	-	-
Transport of purchased power (Itaipu)	-	227	-	-
	-	25,954	-	-

CVA variations subject to offsetting, 2010 tariff adjustment review
Incentives to alternative sources (Proinfa)	-	2,373	-	2,373
	-	2,373	-	2,373
CVA variations subject to offsetting, 2010 tariff adjustment review
Charges for system services - ESS	25,020	-	25,020	-
	25,020	-	25,020	-
Total	25,020	28,327	25,020	2,373

The changes in the balances of deferred regulatory assets and liabilities - CVA restated by the SELIC interest rate are shown on the following table:

.					December 31,
	2008	Deferral	Amortization	Restatement	Transfers	2009
Assets
Fuel Consumption Account – CCC	34,990	30,874	(26,329)	2,279	-	41,814
Use of transmission installations for use of trans. syst. (Basic Network)	40,732	51,833	(38,872)	3,913	-	57,606
Electricity purchased for resale (Itaipu)	44,787	106,811	(64,172)	7,694	-	95,120
Charges on use of system services - ESS	35,375	5,875	(27,831)	3,619	-	17,038
Energy Development Account - CDE	577	17,080	(6,762)	904	-	11,799
Incentives to Alternative Energy Sources - Proinfa	2,817	21,878	(14,668)	1,463	-	11,490
Electricity purchased for resale (CVA Energy)	3,762	79,692	(6,704)	2,535	-	79,285
Transmission of electricity from Itaipu	1,552	3,223	(1,701)	237	-	3,311
	164,592	317,266	(187,039)	22,644	-	317,463
Current	111,098	113,480	(187,039)	17,728	163,233	218,500
Non-current	53,494	203,786	-	4,916	(163,233)	98,963
Liabilities
Charges for system services – ESS	-	49,260	-	780	-	50,040
Incentives to Alternative Sources - Proinfa	4,746	(4,712)	-	(34)	-	-
Electricity purchased for resale (CVA Energy)	25,727	-	(27,214)	1,487	-	-
Transmission of electricity from Itaipu	227	-	(261)	34	-	-
	30,700	44,548	(27,475)	2,267	-	50,040
Current	28,327	7,880	(27,475)	1,794	14,494	25,020
Non-current	2,373	36,668	-	473	(14,494)	25,020

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

12        Other Regulatory Assets and Liabilities

Consolidated balances are shown below:

	Assets December 31, 2009			Liabilities December 31, 2009
	Current	Non current	Total	Current	Non current	Total

Copel Distribuição S.A.
Basic network review adjustment (a)	6,088	-	6,088	7,255	-	7,255
Contracted energy shortfall – CIEN contract (b)	11,438	-	11,438	-	-	-
Other	-	-	-	1,060	26	1,086
	17,526	-	17,526	8,315	26	8,341

	Assets December 31, 2008			Liabilities December 31, 2008
		Non			Non
	Current	current	total	Current	current	total
Copel Distribuição
Basic network review adjustment (a)	11,458	6,088	17,546	14,511	7,255	21,766
Contracted energy short fall – CIEN contract (b)	20,053	4,997	25,050	-	-	-
Other	-	-	-	2	2	4
	31,511	11,085	42,596	14,513	7,257	21,770
Copel Geração e Transmissão
Basic network review adjustment (a)	-	-	-	11,679	-	11,679
	31,511	11,085	42,596	26,192	7,257	33,449

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

This balance, which has been accrued by transmission companies, was offset over 24 months, from July 2007 until June 2009.

ANEEL has calculated the discrepancy corresponding to the “connection point review adjustments” for all distribution companies, resulting in a balance of R$ 22,915 to be paid by Copel Distribuição to Copel Transmissão. As far as the “basic network review adjustments", the application of Copel Distribuição participation percentage to the total adjustment share resulted in the amount of R$ 29,020 to be collected from the remaining transmission companies which underwent the rate review process.

Out of the amounts that are being settled with the transmission companies, R$ 10,739, which correspond to the “connection point review adjustments”, and R$ 14,511, which correspond to the “basic network review adjustments”, have been taken into account in Copel Distribuição June 2008 rate review, and the remainder was taken into account in the June 2009 rate review and shall be settled by June 2010.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

b) Contracted Energy Shortfall – CIEN Contract

The amount of R$ 30,112 refers to an advance for the coverage of Copel's uncovered power demand, which had to be supplied through spot market transactions from January through April 2008, due to the termination of the agreement with Companhia de Interconexão Energética – CIEN, authorized under MME Ordinance no. 294/2006. This amount was tentatively taken into account in Copel Distribuição’s June 2008 rate review. The discrepancies resulting from the review of the amounts recorded provisionally in advance amounted to R$ 22,875, which was taken into account in the 2009 rate review and which shall be settled by June 2010.

13        Collaterals and Escrow Accounts

	December 31,
	2009	2008
Current assets
Escrow deposits	113,701	150,794
	113,701	150,794
Noncurrent assets
Collateral under STN agreement (Note 21.b)	24,195	37,868
	24,195	37,868

There is an amount of R$ 21,072 invested in Unibanco S.A., as of December 31, 2009, yielding 100% of the variation of the DI rate (R$ 19,730 as of 2008, yielding 100.5% of the variation of the DI rate), in a reserve account set up to secure a debt to BNDESPAR, in connection with the issue of Elejor debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

There are R$ 59,787, as of December 31, 2009 (R$ 54,403 as of 2008),  invested in Banco do Brasil, yielding 100% of the variation of the DI rate, in a reserve account set up to secure to ANEEL the construction of the Mauá Power Plant by Copel Geração e Transmissão.

The remaining deposits meet the requirements of the Spot Market (CCEE) and are tied to the operations conducted at power auctions, CCEE settlements, and ANEEL auctions.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

14        Other Receivables

	December 31,
	2009	2008
Current assets
Advance payments to employees	8,352	8,264
Advance payments	8,149	9,305
Decommissioning in progress	6,181	4,795
Sale of property and rights	4,535	1,872
Installment plan for Onda Provedor de Serviços	4,349	4,348
Recoverable salaries of transferred employees	3,663	3,819
Services to third-parties	3,577	1,347
Advance payments to suppliers	2,381	5,187
Compulsory loans	926	1,806
Acquisition of fuels under the Fuel Consumption Account (CCC)	638	185
Lease of the Araucária Power Plant	550	7,474
Allowance for doubtful accounts	(10,896)	(9,531)
Other receivables	4,186	3,985
	36,591	42,856
Noncurrent assets
Advance payments to suppliers	8,290	2,435
Sale of property and rights	4,437	4,788
Compulsory loans	3,814	3,561
Other receivables	408	1,430
	16,949	12,214

The allowance for doubtful accounts refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and to an unrealizable amount mostly comprising wages of loaned employees.

15        Inventories

	Operation / Maintenance		Property, plant, and equipment in progress - inventories
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Copel Geração e Transmissão	9,683	10,423	17,911	19,286
Copel Distribuição	76,170	48,150	167,529	100,094
Copel Telecomunicações	7,166	5,151	17,641	14,507
Compagas	1,171	536	6,576	5,071
Elejor	-	-	1,051	1,051
	94,190	64,260	210,708	140,009

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

16        Judicial Deposits

The balances of judicial deposits under noncurrent receivables are shown below:

	Total judicial deposits	Deduction of contingencies	Noncurrent
	December 31, 2009	December 31, 2009	December 31, 2009	December 31, 2008
Labor claims	61,642	(23,722)	37,920	58,637
.
Civil:
Suppliers	22,822	(22,822)	-	-
Civil claims	16,932	(10,568)	6,364	14,846
Easements	2,391	-	2,391	10,660
Customers tariff litigation	1,426	(1,426)	-	1,835
	43,571	(34,816)	8,755	27,341
.
Tax	53,722	(27,029)	26,693	26,671
.
Others	68	-	68	848
	159,003	(85,567)	73,436	113,497

Escrow deposits have been classified under Reserve for Contingencies and are detailed in Note 29.

17        Dividends Receivable

	December 31,
	2009	2008
Investees
Sanepar
Interest on shareholders´ equity and dividends received from investees	5,135	5,247
.	5,135	5,247

Transferred financing - (STN - Secretaria do Tesouro Nacional)

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, since the agreements for transfer to the respective subsidiaries have not been formalized together with the financial institutions, these amounts are also recorded under the Parent Company.

These loans and financing are transferred with the same interest and charges agreed by the Parent Company and are shown separately as receivables from the wholly-owned subsidiaries, and as loans and financing liabilities owed by the subsidiaries.

Loan Agreement – Copel Distribuição

On February 27, 2007, ANEEL approved the loan agreement signed by Copel (lender) and Copel Distribution (borrower), in the amount of R$ 1,100,000. This loan has a five-year term, bearing interest corresponding to 104% of the DI rate, and its funds were used in the expenditure program for the concession and in the payment of debentures transferred to Copel Distribution, which were due on March 1, 2007.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Elejor Loan Agreement

On April 7, 2004, Copel signed a loan agreement with Elejor, to ensure the continuity of the construction of the power plants that make up the Fundão-Santa Clara Power Complex; the agreement provides for payment in 120 monthly and consecutive payments, plus prorated interest corresponding to 3.198% a year and a spread equivalent to the variation of the Interbank Deposit Rate, as from the date of each transfer. The loan’s grace period was extended to February 2016, in the second amendment to the Elejor Shareholders’ Agreement, on April 18, 2005.

18        Investments

a) Main information about Copel’s investees

	Number of shares or quotas held by Copel			Total ownership %	Paid in share capital	Shareholders' Equity (2)	Net Income (losses) (2)

	Common	Preferred	Quotas
Investees							2009
Sanepar	51,797,823	12,949,456	-	34.75	374,268	858,059	65,243
Sercomtel - Telecom.	9,018,088	4,661,913	-	45.00	246,896	88,584	(59,383)
Foz do Chopim	-	-	8,227,542	35.77	23,000	46,452	27,371
Dona Francisca	153,381,798	-	-	23.03	66,600	85,013	40,308
Sercomtel Celular	9,018,029	4,661,972	-	45.00	36,540	-	(11,265)
Dois Saltos Empreend. (1)	-	-	300,000	30.00	1,000	1,000	-
Copel Amec (1)	-	-	48,000	48.00	100	321	11
Carbocampel (1)	1,336,742	-	-	49.00	2,728	2,279	(49)
Escoelectric Ltda. (1)	-	-	3,220,000	40.00	7,217	(4,259)	(1,691)
.
(1) Unaudited by independent auditors
(2) Shareholders' equity and net income have been adjusted to Copel's accounting practices

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

b) Changes to the investments in investees

	Balance as of December 31, 2008	Equity pick-up	Investments, APFCI**	Proposed dividends and IOE*	Other		Balance as of December 31, 2009

Investees
Sercomtel – Telecomunicações	84,886	(9,096)	-	-	-		75,790
Sercomtel Telecom. - Impairment (e)	(18,301)	(17,626)	-	-	-		(35,927)
Foz do Chopim	16,519	9,790	-	(9,693)	-		16,616
Dona Francisca	10,332	9,284	-	-	-		19,616
Dois Saltos Empreend.	300	-	-	-	-		300
Copel Amec	149	5	-	-	-		154
Escoelectric	(1,027)	(677)	-	-	-		(1,704)
Escoelectric – APFCI**	1,025	-	-	-	-		1,025
Carbocampel	(69)	(23)	1,209	-	-		1,117
Carbocampel – APFCI**	1,059	-	(1,059)	-	-		-
Sercomtel Celular	6,195	-	-	-	-		6,195
Sercomtel Celular - Impairment (f)	(6,195)	-	-	-	-		(6,195)
Sanepar	281,524	22,670	-	(6,041)	-		298,153
	376,397	14,327	150	(15,734)	-		375,140
Other investments
Amazon Investment Fund (FINAM) (c)	30,012	-	-	-	-		30,012
FINAM - Nova Holanda (c)	14,868	-	-	-	-		14,868
Northeastern Investment Fund (FINOR)(c)	9,870	-	-	-	-		9,870
FINAM - Investco (c)	7,903	-	-	-	-		7,903
Other tax incentives	2,315	-	-	-	-		2,315
Provision for losses - Finam/Finor (c)	(35,835)	-	-	-	(733)	(1)	(36,568)
Provision for losses - Nova Holanda (c)	(14,868)	-	-	-	-		(14,868)
Property for future service use	3,821	-	-	-	1,776	(2)	5,597
Other investments	1,455	-	1	-	(160)	(3)	1,296
	19,541	-	1	-	883		20,425
	395,938	14,327	151	(15,734)	883		395,565
* Interest on Equity ** Advance per Future Capital Increase
(1) Supplemental provision for losses on tax incentives
(2) Transfers from p.,p.,&e., of which R$ 1,465 are in service and R$ 311 are in progress
(3) Reclassification of additions to Consórcio Cruzeiro do Sul (Mauá Power Plant)

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

	Balance as of December 31, 2007	Equity pick-up	Investments, APFCI**	Proposed dividends and IOE**	Inclusion of Dominó in consolidation	Other	Balance as of December 31, 2008

Investees
Dominó Holdings (d)	90,155	-	-	-	(90,155)	-	-
Sercomtel Telecom.	82,153	4,371	-	(1,638)	-	-	84,886
Sercomtel Telecom. - Impairment (f)	-	(18,301)	-	-	-	-	(18,301)
Foz do Chopim	16,353	8,966	-	(8,478)	-	(322)	16,519
Dona Francisca	5,931	4,401	-	-	-	-	10,332
Dois Saltos Empreend.	-	-	-	-	-	300	300
Copel Amec	140	9	-	-	-	-	149
Escoelectric	(1,390)	363	-	-	-	-	(1,027)
Escoelectric - APFCI**	1,025	-	-	-	-	-	1,025
Carbocampel	(56)	(13)	-	-	-	-	(69)
Carbocampel - APFCI**	1,059	-	-	-	-	-	1,059
Sercomtel Celular	8,759	(2,564)	-	-	-	-	6,195
Sercomtel Celular - Impairment (g)	-	(6,195)	-	-	-	-	(6,195)
Braspower – APFCI**	176	-	20	-	-	(196)	-
Sanepar	-	23,158	-	(6,173)	264,539	-	281,524

	204,305	14,195	20	(16,289)	174,384	(218)	376,397

Other investments
Amazon Investment Fund (FINAM) (c)	30,012	-	-	-	-	-	30,012
FINAM - Nova Holanda (c)	14,868	-	-	-	-	-	14,868
Northeastern Investment Fund (FINOR) (c)	9,870	-	-	-	-	-	9,870
FINAM - Investco (c)	7,903	-	-	-	-	-	7,903
Other tax incentives	2,315	362	-	(362)	-	-	2,315
Provision for losses - Finam/Finor (c)	(26,801)	-	-	-	-	(9,034)	(35,835)
Provision for losses - Nova Holanda (c)	-	-	-	-	-	(14,868)	(14,868)
Assets for future use	4,588	-	120	-	-	(887)	3,821
Other investments	1,508	(239)	247	239	-	(300)	1,455
	44,263	123	367	(123)	-	(25,089)	19,541
	248,568	14,318	387	(16,412)	174,384	(25,307)	395,938

  *     Interest on Equity

  **   Advance per Future Capital  Increase

(1)     Dividends from the previous year.

(2)     Balance transferred from other investments to investees.

(3)     Interest sold in October 2008.

(4)     Constitution/addition to provision

c) Tax Incentives

In 2009, Copel recalculated the market value of its investments in FINAM and FINOR, based on their average prices on the São Paulo Stock Exchange (BM&FBOVESPA). Based on the FINAM and FINOR prices on December 31, 2009, the Company recorded an addition to the provision for the devaluation of these investments in the amount of R$ 733, thus raising the total balance to R$ 36,568.

d) Dominó Holdings

On January 14, 2008, Copel became the holder of 45% of the share capital of Dominó Holdings S.A., by acquiring a 30% interest held by Sanedo Participações Ltda. for R$ 110,226, with an approximate discount of R$ 74,402, based on the expected future profitability of the company. Upon consolidation of the balance sheets, this discount was reclassified to Deferred Revenues, under Long-Term Liabilities.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

With this acquisition, Copel acquired control of the company in conjunction with the remaining shareholders. Dominó Holdings has been consolidated into Copel’s balance sheets proportionally to the Company’s interest in it.

The main items of assets, liabilities, and the statement of operations of Dominó Holdings, as well as the corresponding consolidated shares, are shown below:

Dominó Holdings S.A.	Balances as of December 31, 2009
	Full amounts	Revaluation reserve (1)	Adjusted balance	Copel's ownership (45%)
.
ASSETS	728,193	(44,756)	683,437	307,547
Current assets	14,187	-	14,187	6,384
Noncurrent assets	714,006	(44,756)	669,250	301,163
.
LIABILITIES	728,193	(44,756)	683,437	307,547
Current liabilities	11,021	-	11,021	4,959
Noncurrent liabilities	7	-	7	4
Shareholders' equity	717,165	(44,756)	672,409	302,584

STATEMENT OF INCOME
Operational expenses	(4,829)	-	(4,829)	(2,173)
Financial income (losses)	(953)	-	(953)	(428)
Result of equity in investees	47,775	2,603	50,378	22,670
Net income for the period	41,993	2,603	44,596	20,069
.
Statment of Cash Flow
Cash used in operating activities	3,720	-	3,720	1,674
Cash provided by investing activities	11,661	-	11,661	5,247
Cash flow used in financing activities	9,300	-	9,300	4,185

(1) Balances have been adjusted due to accounting practices not adopted by the Parent Company

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Dominó Holdings S.A.	Balances as of December 31, 2008
	Full amounts	Revaluation reserve (1)	Adjusted balance	Copel's ownership (45%)

ASSETS	697,081	(47,359)	649,722	292,375
Current assets	15,998	-	15,998	7,199
Noncurrent assets	681,083	(47,359)	633,724	285,176

LIABILITIES	697,081	(47,359)	649,722	292,375
Current liabilities	12,503	-	12,503	5,626
Noncurrent liabilities	7	-	7	4
Shareholders' equity	684,571	(47,359)	637,212	286,745

STATEMENT OF INCOME
Operational expenses	(3,153)	-	(3,153)	(1,419)
Financial income (losses)	(798)	-	(798)	(359)
Result of equity in investees	47,543	2,298	49,841	22,428
Provision for income tax and social contribution	(13)	-	(13)	(6)
Net income for the period	43,579	2,298	45,877	20,644

Statment of Cash Flow
Cash used in operating activities	(3,503)	-	(3,503)	(1,576)
Cash provided by investing activities	14,908	-	14,908	6,709
Cash flow used in financing activities	(12,455)	-	(12,455)	(5,605)

(1) Balances have been adjusted due to accounting practices not adopted by the Parent Company

e) Centrais Eólicas do Paraná

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

f) Impairment tests

The conclusion in December 2009 of impairment tests on Copel’s assets, based, when applicable, on the same assumptions mentioned in the Property, Plant, and Equipment note (Note 19.f),  indicated, with an adequate level of certainty, that a part of the assets in Sercomtel Telecomunicações S/A (R$ 35,927) and Sercomtel Celular S/A (R$ 6,195) were valued above their recoverable amount, thus requiring the accrual of corresponding losses due to impossibility of recovering these amounts through future profits by these companies. In 2009, Copel recorded R$ 17,626 in the statement of income (R$ 24,496 in 2008).

No need to record provisions for devaluation of investments was identified in 2009 for the remaining investments of the Company.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

19        Property, Plant and Equipment

					December 31,
			2009			2008
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net

In service (a)
Copel Geração e Transmissão	5,313,956	(2,201,518)	3,112,438	5,250,080	(2,070,575)	3,179,505
Copel Distribuição	5,279,874	(2,461,909)	2,817,965	4,816,165	(2,288,653)	2,527,512
Copel Telecomunicações	370,972	(231,162)	139,810	358,300	(206,587)	151,713
Compagas	188,948	(50,881)	138,067	159,486	(42,324)	117,162
Elejor	606,816	(63,077)	543,739	606,737	(46,689)	560,048
UEG Araucária	645,229	(139,522)	505,707	641,682	(107,978)	533,704
Centrais Eólicas do Paraná	4,129	(2,632)	1,497	4,129	(2,424)	1,705
Dominó Holdings	1	-	1	1	-	1
	12,409,925	(5,150,701)	7,259,224	11,836,580	(4,765,230)	7,071,350
Construction in progress
Copel Geração e Transmissão	519,759	-	519,759	350,721	-	350,721
Copel Distribuição	586,423	-	586,423	470,643	-	470,643
Copel Telecomunicações	48,776	-	48,776	29,874	-	29,874
Compagas	29,005	-	29,005	33,671	-	33,671
Elejor	8,292	-	8,292	8,292	-	8,292
UEG Araucária	7,000	-	7,000	881	-	881
	1,199,255	-	1,199,255	894,082	-	894,082
	13,609,180	(5,150,701)	8,458,479	12,730,662	(4,765,230)	7,965,432
Special obligations (b)
Copel Geração e Transmissão	(187)	-	(187)	(187)	-	(187)
Copel Distribuição	(994,099)	64,239	(929,860)	(936,678)	20,108	(916,570)
	(994,286)	64,239	(930,047)	(936,865)	20,108	(916,757)
.
Property, plant and equipment, net	12,614,894	(5,086,462)	7,528,432	11,793,797	(4,745,122)	7,048,675

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used in the generation, transmission, distribution, and sale of energy are related to these services and cannot be retired, sold, or pledged in guarantee without the prior written approved of the ANEEL. ANEEL Resolution no. 20/1999 establishes the procedures for assets to be retired or sold and determines that the proceeds from the sales of assets which are no longer useful to the concessions should be deposited in a restricted bank account to be invested in the concession.

Financial charges and interest on loans from third-parties for investments in construction in progress have been recorded through transfers to Property, Plant, and Equipment in Progress, for a total of R$ 7,113 in 2009 (R$ 1.470 in 2008).

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

a) Property, plant, and equipment in service by nature of asset

						December 31,
			2009			2008
	Cost	Accumulated Depreciation	Consolidated net value	Cost	Accumulated Depreciation	Consolidated net value

Machinery and equipment	8,379,806	(3,540,961)	4,838,845	7,874,370	(3,258,316)	4,616,054
Reservoirs, dams, and water mains	2,874,228	(1,134,126)	1,740,102	2,869,541	(1,069,984)	1,799,557
Buildings	726,077	(340,870)	385,207	710,019	(320,950)	389,069
Land	123,185	-	123,185	121,357	-	121,357
Gas pipelines	146,896	(31,862)	115,034	115,738	(27,504)	88,234
Vehicles	140,369	(90,281)	50,088	127,128	(77,327)	49,801
Furniture and implements	19,364	(12,601)	6,763	18,427	(11,149)	7,278
	12,409,925	(5,150,701)	7,259,224	11,836,580	(4,765,230)	7,071,350

The fully depreciated amount of property, plant, and equipment in service was R$ 832,974 as of December 31, 2009, and R$ 695,508 as of December 31, 2008.

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

By the end of the concession, for reimbursement purposes of the assets related to concessions, the remaining balance of unamortized special obligations will be deducted from the residual book value of the related assets. Both amounts will be adjusted according to criteria to be established by ANEEL.

The change in the characteristics of special obligations introduced by this new Regulatory Resolution, establishes that the depreciation of assets acquired with funds from Special Obligations will no longer be included in the Portion B component of the companies’ revenues (tariff mechanism).

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

c) Electric Energy Universalization Plans (1)

ANEEL set forth the overall conditions for the Universalization of Electric Energy Supply under Law no. 10,438, dated April 26, 2002, as amended by Law no. 10,762, dated November 11, 2003, aiming to supply new customers connected at low voltage (lower than 2.3 kV), with loads of up to 50 kW. ANEEL Resolution no. 223, dated April 29, 2003, set forth the general conditions for Electric Energy Universalization Plans, and was later amended by Resolution no. 52, dated March 25, 2009. To guide the process of review of Universalization Plans, ANEEL issued Resolution no. 175, dated November 28, 2005, and amended by Resolution no. 365, dated May 19, 2009.

On November 11, 2003, Decree no. 4,873 established the National Program for the Universalization of Electric Energy Use and Access, named Luz para Todos (“Light for Everyone”), which aims to provide electricity to the Brazil’s rural population, focused on family agriculture, which does not yet have access to this public service. This program is coordinated by the Ministry of Mines and Energy and carried out with the participation of Eletrobras. In Paraná, the Ministry is represented by Eletrosul, and the participants are the State Government and Copel. Furthermore, the program is integrated with several social and rural development programs implemented by the Federal Government and by State Governments, to ensure that the rural electrification efforts result in increased agricultural output, in increased income and in social inclusion, providing better standards of living to the rural communities. Originally scheduled to achieve 100% electrification throughout Brazil by 2008, the program has been extended until 2010 under Decree no. 6,442/2008, due to new customer demand throughout virtually all Brazilian states.

In 2009, the program connected 16,756 new customers, reaching roughly 60,000 since its inception; this figure is expected to reach 78,500 by December 2010, thus concluding universalization within Copel's concession area.

Copel signed with Eletrobras three financing and subsidy agreements, in the amount of R$ 231,010. The first two agreements have already been concluded, while agreement ECF no. 206/2007 is still in progress, with the release of R$ 63,215 out of a total of R$ 126,430. A fourth agreement is being negotiated for the connection of another 16,000 customers.

The total estimated investments under the contracts for the program are shown down below:

Source	R$	Share (GWh)
Federal Government - CDE subsidy	62,882	19%
Government of the State of Paraná	33,002	10%
RGR Financing	168,129	51%
Contractor – Copel	66,007	20%
Program total	330,020	100%

As of December 2009, the total amount invested in the Luz para Todos program was R$ 228,515.

(1) Unaudited by the independent auditors

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

d) Depreciation rates

The main depreciation rates, pursuant to ANEEL Resolution no. 240, dated December 5, 2006, as replaced by Resolution no. 367, dated June 26, 2009, and to Ministry of Communications Ordinance no. 96/1995 are:

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

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

e) Changes in property, plant, and equipment

	Construction		Special
Balances	in service	in progress	liabilities	Consolidated
As of 2007	6,973,238	725,895	(857,192)	6,841,941
Reclassif. of additions to Cons. Cruzeiro do Sul	-	50,067	-	50,067
Expenditure program	-	647,646	-	647,646
Transfer to p.,p.,&e. in service	537,430	(537,430)	-	-
Depreciation quotas charged to income	(415,420)	-	20,108	(395,312)
Write-offs	(12,560)	(2,005)	-	(14,565)
Sales	(11,297)	-	-	(11,297)
Customer contributions	-	-	(79,673)	(79,673)
Transfer of assets assigned for future use	(46)	-	-	(46)
Transfers between p., p., &e. and intangible assets	5	(3,164)	-	(3,159)
Supplemental provision for contingencies	-	13,073	-	13,073
As of December 31, 2008	7,071,350	894,082	(916,757)	7,048,675
Reclassif. of additions to Cons. Cruzeiro do Sul	-	160	-	160
Expenditure program	-	957,313	-	957,313
Transfer to p.,p.,&e. in service	646,251	(646,251)	-	-
Depreciation quotas charged to income	(428,467)	-	44,131	(384,336)
Capitalized depreciation quotas	(11,091)	11,091	-	-
Write-offs	(11,250)	(27,368)	-	(38,618)
Sales	(6,373)	-	-	(6,373)
Customer contributions	-	-	(57,421)	(57,421)
Transfer of assets assigned for future use	(1,465)	(311)	-	(1,776)
Transfers between p., p., &e. and intangible assets	269	-	-	269
Supplemental provision for contingencies	-	10,539	-	10,539
As of December 31, 2009	7,259,224	1,199,255	(930,047)	7,528,432

f) Impairment tests

The Company has a policy of periodically evaluating and monitoring the recoverable value of its assets. In addition, in accordance with Technical Pronouncement CPC 01 – Impairment of long-lived assets, whenever there is evidence that the Company`s assets carrying amounts may not be recoverable or events or changes in circumstances indicate that the carrying amounts of an asset may not be recoverable in the future the Company must immediately record a provision for impairment.

The main assumptions used for the evaluation and conclusions of Copel’s impairment tests are listed below:

1) Lowest level of cash generating unit: held concessions are analyzed individually;

2) Recoverable Value: value in use, or an amount equivalent to the discounted cash flows (before taxes) resulting from the continuous operation of an asset until the end of its useful life;

3) Calculation of value in use:Company’s method for calculating the value in use of an asset was based on future cash flows in constant currency, discounted to present value according to Copel´s weighted average cost of capital (WACC) rate, before income taxes, pursuant to the recommendation contained in Technical Pronouncement CPC 01.

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

The respective cash flows have been discounted at average discount rates, obtained through a methodology commonly employed on the market and supported by the regulatory agency, taking into account the weighed average cost of capital (WACC).

Management believes it has a contractually guaranteed right to be indemnified for compensation for the assets related to concessions upon their expiration, and it expects, currently and until further regulation is issued on this matter, that such indemnity will be valued according to the book value of the respective assets.  Thus, the principle of valuation of residual assets upon expiration of concessions has been established as the book value of these assets.

In light of the principles discussed above, Copel has not identified the need to record a provision for impairment of its assets.

g) Consórcio Energético Cruzeiro do Sul (1)

Consórcio Energético Cruzeiro do Sul, an independent power producer owned by Copel Geração e Transmissão (with a 51% interest) and by Eletrosul Centrais Elétricas S.A. (49%), won, on October 10, 2006, at the ANEEL Auction of Power from New Projects 004/2006, the rights to build and run the Mauá Hydroelectric Power Plant for 35 years.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 350 MW and a secondary powerhouse rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential identified in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in east Paraná. The plant’s reservoir will have a perimeter of 80 km and a surface of 83.8 km2. The dam will have a length of 745 m at the top and a maximum height of 85 m and will be built with roller-compacted concrete. The dam’s total solid volume will be around 630,000 m3.

Total estimated expenditures amount to approximately R$ 1,069,000 as of April 2008, of which 51% (R$ 545,190) will be invested by Copel Geração e Transmissão, while the remaining 49% (R$ 523,810) will be invested by Eletrosul Centrais Elétricas S.A.

On November 17, 2008, the board of Banco Nacional de Desenvolvimento Econômico e Social – BNDES approved the financing for the Mauá Hydroelectric Power Plant. The financed amount corresponds to approximately 70% of Copel's total expenditures in connection with the Mauá Power Plant.

(1)    Technical information unaudited.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

The facility’s total power output was sold at an ANEEL auction at a price of R$ 112.96/MWh, as of November 1, 2006, restated annually according to the variation of the IPCA inflation index. The company sold 192 average MW, for supply starting in April 2011. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization, and the maximum reference rate set in the auction notice was R$ 116.00/MWh.

Pursuant to the contract, the consortium in charge of construction will only be entitled to a bonus if each generating unit becomes operational ahead of schedule. This bonus equals 50% of the net revenues earned during the period ahead of schedule. The intended commercial operation of the facility ahead of schedule shall be informed to the other party by the consortium with minimum advance notice of 390 days from the new dates and formally ratified with minimum advance notice of 150 days.

Given the current stage of the construction, Company’s management believes that the consortium will not request authorization for commercial operation of the facility ahead of schedule.

Work began in May 2007 with the procurement of the basic project and the beginning of the executive project for the facility and its associated transmission system, which comprises the preparation of technical specifications, calculation records, designs, and other documents regarding the different structures within the facility, additional geological surveys, and topography services. The basic project has been concluded and approved by ANEEL. The project has an Environmental Impact Study and an Environmental Impact Report, which have been discussed at public hearings and meetings and approved by the licensing authority, resulting in the issue of Installation License no. 6,496/2008. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008, and commercial generation is scheduled for 2011.

The construction site has been fully set up, with area cleanup, terrain leveling, landfill compaction, and construction of industrial and administrative facilities and personnel quarters. The following tasks have also been concluded: excavation of ordinary soil and exposed rock in the river diversion structure, the load chamber, the powerhouse, the tailrace channel, and the dam area (left bank of the river); excavation of underground rock in the river diversion tunnels, the access tunnels to the penstocks, the vertical and underground sections of the penstocks, and the drainage tunnel; excavation of ordinary soil around the intake tunnel and the rock quarry; laying of concrete in the intake structures of the diversion tunnels.

On September 1, 2009, the soil and rock barriers which separated the diversion tunnels from the riverbed were removed. Since then, the Tibagi River has been also flowing through the diversion tunnels. On November 10, 2009, the base of the upstream cofferdam was completed, diverting the river entirely through the tunnels and allowing construction of the main dam to begin on the riverbed.

The following tasks are currently being carried out: excavation of underground rock in the intake tunnel; laying of concrete in the powerhouse; excavation of rock in the dam area (riverbed); laying of roller-compacted concrete in the dam structure on the right bank (blocks 8 to 16); leveling and compacting of the substation landfill; and manufacture of electromechanical equipment.

As of January 2009, in compliance with ANEEL Ruling no. 3,467, dated September 18, 2008,  expenditures in this project have been recorded under Property, Plant, and Equipment, proportionally to the Company’s stake. In December 31, 2009, Copel Geração e Transmissão’s balance under Property, Plant, and Equipment in progress related to this project was R$ 247,947.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

20        Intagible Assets

								December 31,
								2009	2008
	Rights of use of software	Concession and goodwill	Accumulated amortization		Easements	R&D	Other	Net	Net

In service
Assets with estimated useful lives
Copel Geração e Transmissão	12,044	-	(9,522)	(1)	14,730	-	-	17,252	13,679
Copel Distribuição	28,996	-	(24,903)	(1)	21,392	-	-	25,485	25,556
Copel Telecomunicações	3,799	-	(3,560)	(1)	-	-	-	239	973
Compagas	3,481	-	(1,812)	(1)	-	-	-	1,669	1,997
Elejor	-	-	-		101	-	-	101	101
UEG Araucária	90	-	(73)	(1)	-	-	-	17	23
Dominó Holdings	1	-	-		-	-	-	1	1
Concession - Elejor (a)	-	22,626	(2,828)		-	-	-	19,798	20,552
Concession - Copel Empreend. (b)	-	53,954	(7,037)		-	-	-	46,917	49,262
Concession - Sanepar (d)	-	10,942	(8,025)		-	-	-	2,917	3,647
Goodwill - Sercomtel Telecom. (c)	-	42,289	(42,289)		-	-	-	-	-
Goodwill - Sercomtel Celular (c)	-	5,814	(5,814)		-	-	-	-	-
	48,411	135,625	(105,863)		36,223	-	-	114,396	115,791
Assets without estimated useful lives
Copel Geração e Transmissão	-	-	-		-	-	30	30	30
Copel Distribuição	-	-	-		-	-	103	103	103
Compagas	-	-	-		-	-	-	-	20
	-	-	-		-	-	133	133	153
	48,411	135,625	(105,863)		36,223	-	133	114,529	115,944
In progress
Copel Geração e Transmissão	-	-	-		1,434	86	-	1,520	249
Copel Distribuição	618	-	-		1,891	12,313	-	14,822	1,764
Copel Telecomunicações	819	-	-		-	-	-	819	135
Elejor	-	-	-		27	-	-	27	27
	1,437	-	-		3,352	12,399	-	17,188	2,175
								131,717	118,119
(1) Annual amortization rate: 20%

The fully amortized amount of intangible assets in service was R$ 78,318 as of December 31, 2009, and R$76,426 as of December 31, 2008.

a) Concession – Elejor

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total concession intangible asset of R$ 22,626, which corresponded to a balance of R$ 19,798 as of December 31, 2009. The straight line method amortization of concession intangible asset was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of operations as of December 31, 2009 was R$ 754 (R$ 754 as of December 31, 2008).

b) Concession - Copel Empreendimentos

The acquisition on May 31, 2006 of Copel Empreendimentos, which was previously known as El Paso Empreendimentos e Participações Ltda. and which held a 60% interest in UEG Araucária Ltda.,  resulted in net final concession intangible asset of R$ 53,954, with a balance of R$ 46,917 as of December 31, 2009. The straight line method amortization of concession intangible asset was economically determined by the expected income from the commercial operation of the concession, which expires in December 2029, and its effect on the statement of income as of December 31, 2009 was R$ 2,345 (R$ 2,345 as of 2008).

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

c) Goodwill – Sercomtel

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), which have been fully amortized at the annual rate of 10%, with a charge to income of R$ 1,791 (R$ 1,568 plus R$ 223) in 2008, R$ 4,808 (R$ 4,228 plus R$ 580) in  2007 and of R$ 4,808 (R$4,228 plus R$ 580) in 2006. The goodwill was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

d) Concession – Sanepar

In 1998, the acquisition by Dominó Holdings S.A. of an interest in Sanepar resulted in concession intangible asset of R$ 24,316, with a balance of R$ 6,484 as of December 31, 2009. This balance, proportionally to Copel's stake (45%), corresponds to R$ 2,917, and has been amortized over 15 years as of 1999, at the rate of R$ 61 a month, with a charge to income of R$ 730 as of December 31, 2009 (R$ 730 as of December 31, 2008).

e) Changes in intangible assets

Balances	In service	In progress	Total
As of December 31, 2007	112,888	3,603	116,491
Consolidation of Dominó Holdings - Sanepar concession	4,378	-	4,378
Expenditure program	-	4,038	4,038
Capitalizations	8,630	(8,630)	-
Amortization quotas – concession	(3,829)	-	(3,829)
Amortization quotas – goodwill	(1,791)	-	(1,791)
Amortization quotas - other intangible assets	(3,811)	-	(3,811)
Disposal	(516)	-	(516)
Transfers between intangible assets and p., p.,&e.	(5)	3,164	3,159
As of December 31, 2008	115,944	2,175	118,119
Expenditure program	-	21,566	21,566
Capitalizations	6,739	(6,739)	-
Amortization quotas – concession	(3,829)	-	(3,829)
Amortization quotas – goodwill	(3,383)	-	(3,383)
Amortization quotas transf. to int. assets in progress	(186)	186	-
Disposal	(487)	-	(487)
Transfers between intangible assets and p., p.,&e.	(269)	-	(269)
As of December 31, 2009	114,529	17,188	131,717

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

21        Loans and Financing

The breakdown of loans and financing balances is detailed below:

				Current liabilities		Noncurrent liabilities
			2009	2008	2009	2008
	Principal amount	Accrued Interest	Total	Total
Foreign currency
IDB (a)	18,615	533	19,148	25,938	9,189	36,552
National Treasury (b)	4,944	681	5,625	8,647	58,654	85,359
Banco do Brasil (c)	-	-	-	6,517	-	-
Eletrobras	5	-	5	7	22	36
	23,564	1,214	24,778	41,109	67,865	121,947
Local currency
Banco do Brasil (c)	163	10,246	10,409	16,410	330,190	330,389
Eletrobras (d)	38,168	14	38,182	34,411	261,142	275,207
Eletrobras - Elejor (e)	-	-	-	-	117	26,092
BNDES - Compagas (f)	6,349	-	6,349	6,526	6,394	13,111
Finep (g)	145	11	156	5	6,940	2,310
BNDES (h)	-	884	884	-	55,748	-
Banco do Brasil (i)	-	940	940	-	55,748	-
	44,825	12,095	56,920	57,352	716,279	647,109
	68,389	13,309	81,698	98,461	784,144	769,056

Breakdown of loans and financing by currency and index:

Currency (equivalent in reais) / Index	2009	%	2008	%
Foreign currency
U.S. dollar	64,306	7.43	94,049	10.84
Yen	-	-	6,517	0.75
IDB currency basket	28,337	3.27	62,490	7.20
	92,643	10.70	163,056	18.79

Local currency
Noncurrent Interest Rate's Reference Unit (URTJLP)	132,055	15.25	2,335	0.27
General Price Index - Market (IGP-M)	874	0.10	930	0.11
Fiscal Reference Unit (UFIR)	94,651	10.93	71,361	8.23
Eletrobras Financing Rate (FINEL)	204,671	23.64	264,349	30.47
BNDES Monetary Unit (UMBND)	1,105	0.13	19,637	2.26
Interbank Deposit Certificate (CDI)	339,843	39.25	345,849	39.87
	773,199	89.30	704,461	81.21
	865,842	100.00	867,517	100.00

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Variations in the main foreign currencies and rates applied to the Company’s loans and financing:

Currency/index		Variation (%)
	2009	2008
U.S. dollar	(25.49)	31.94
Yen	(27.10)	62.89
IDB currency basket	0.17	6.22
TJLP	6.12	6.27
IGP-M	(1.72)	9.81
Finel	(0.35)	1.90
UMBND	(25.66)	33.86
CDI	(37.22)	21.82

Maturity of noncurrent installments:

	Foreign currency	National currency
			December 31,
			2009	2008
2010	-	-	-	73,988
2011	14,138	50,163	64,301	68,064
2012	3,643	50,130	53,773	50,069
2013	2,337	50,665	53,002	48,257
2014	1,172	380,128	381,300	376,151
2015	-	48,748	48,748	44,368
2016	-	32,545	32,545	26,767
2017	-	16,158	16,158	6,719
2018	-	15,248	15,248	5,975
2019	-	12,500	12,500	3,726
2020	-	10,628	10,628	2,456
2021	-	6,970	6,970	5
2022	-	6,968	6,968	-
After 2022	46,575	35,428	82,003	62,511
	67,865	716,279	784,144	769,056

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Changes in loans and financing:

	Foreign currency		National currency
	Current	Noncurrent	Current	Noncurrent	Total
As of December 31, 2007	30,498	118,282	62,186	716,986	927,952
Funds raised	-	-	-	34,818	34,818
Capitalized interest	-	-	-	12,062	12,062
Interest	7,327	-	67,918	2,781	78,026
Monetary and exchange variation	12,421	31,042	176	14,024	57,663
Transfers	27,377	(27,377)	133,562	(133,562)	-
Amortization - principal amount	(17,656)	-	(68,836)	-	(86,492)
Amortization - interest	(18,858)	-	(137,654)	-	(156,512)
As of December 31, 2008	41,109	121,947	57,352	647,109	867,517
Funds raised	-	-	-	144,262	144,262
Capitalized interest	-	-	-	2,267	2,267
Interest	6,199	-	63,265	1,073	70,537
Monetary and exchange variation	(8,290)	(27,161)	(57)	(1,144)	(36,652)
Transfers	26,921	(26,921)	77,288	(77,288)	-
Amortization - principal amount	(17,221)	-	(45,766)	-	(62,987)
Amortization - interest	(23,940)	-	(95,162)	-	(119,102)
As of December 31, 2009	24,778	67,865	56,920	716,279	865,842

a) Inter-American Development Bank – IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on January 15, 1991, in the amount of US$ 135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the fourth quarter of 2009 was 4.14% p.a. The agreement features provisions providing for termination in the following cases:

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

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

b) National Treasury Department – (Secretaria do Tesouro Nacional or STN)

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term (years)	Final maturity	Grace period (years)
Bond type				December 31,
				2009	2008
Par Bond	30	04.15.2024	30	27,787	37,296
Capitalization Bond	20	04.15.2014	10	10,673	17,507
Debt Conversion Bond	18	04.15.2012	10	6,568	12,368
Discount Bond	30	04.15.2024	30	19,251	25,896
New Money Bonds	15	04.15.2009	7	-	466
Flirb	15	04.15.2009	9	-	473
				64,279	94,006

The annual interest rates and repayments are as follows:

Bond type	Annual interest rates (%)	Payments
Par Bond	6.0	single
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single
New Money Bonds	Six-month LIBOR + 0.8750	semi-annual
Flirb	Six-month LIBOR + 0.8125	semi-annual

As collateral for this agreement, the Company has assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 9,990 and R$ 14,205 as of December 31, 2009 (R$ 15,460 and R$ 22,408 as of December 31, 2008), respectively, recorded under guarantees and escrow deposits, in noncurrent assets (Note 13).

c) Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1)     Agreements denominated in Japanese yen for the gas thermoelectric substation at Salto Caxias Power Plant, repayable in 20 semi-annual installments, starting on March 7, 2000 subject to 2.8% p.a. interest and a 3.8% p.a. brokerage commission. This debt is guaranteed by Copel’s accounts receivables;

2)     Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. and guaranteed by Copel’s accounts receivables; and

3)     The following Parent Company credit notes:

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

	Issue date	Principal maturity	Financial charges due semi-annually
Credit notes				Total
Commercial no. 330.600.129	January,31,2007	January,31,2014	106.5% of the average CDI rate	30,084
Industrial no. 330.600.132	February,28,2007	February,28,2014	106.2% of the average CDI rate	237,944
Industrial no. 330.600.151	July,31,2007	July,31,2014	106.5% of the average CDI rate	18,673
Industrial no. 330.600.156	August,28,2007	August,28,2014	106.5% of the average CDI rate	14,780
Industrial no. 330.600.157	August,31,2007	August,31,2014	106.5% of the average CDI rate	38,362
				339,843

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

d) Eletrobras – Centrais Elétricas Brasileiras S.A.

Loans originated from the Eletrobras Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.0% to 8.0% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

Contract ECFS – 142/2006, was signed on May 11, 2006 by Copel Distribuição and Eletrobras, in the amount of R$ 74,340, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 42,480 came from RGR funds, and R$ 31,860 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018. In April 2009, Copel received R$ 11,066, of which R$ 6,320 came from RGR funds and R$ 4,746 from CDE funds; as of this date, the Company received R$ 63,104, of which R$ 36,056 came from RGR funds and R$ 27,048 from CDE funds. There will be no further disbursements under this agreement.

Contract ECFS – 206/2007, was signed on March 3, 2008 by Copel Distribuição and Eletrobras, in the amount of R$ 126,430, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 108,369 came from RGR funds, and R$ 18,061 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on August 30, 2020. On August 13, 2008, Copel withdrew R$ 37,929, of which R$ 32,511 came from RGR funds and R$ 5,418 from CDE funds. On June 5, 2009, the Company received R$ 25,286, of which R$ 21,674 came from RGR funds and R$ 3,612 from CDE funds.

These loans are secured by Copel’s own revenues, pursuant to a mandate issued by public act, and by the issue of promissory notes in the same number of outstanding installments.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

e) Eletrobras – Elejor

For purposes of presentation of the consolidated financial statements, the value of the shares to be redeemed by Elejor has been reclassified from noncontrolling interest to loans and financing, under noncurrent liabilities.

The 59,900,000 preferred shares in Elejor held by Eletrobras, in the amount of R$ 59,900, were to be reacquired by the issuer (Elejor) in 32 consecutive quarterly installments, each in the amount of 1,871,875 shares, starting in the 24th month from the beginning of commercial operation of the project, which took place after the last generating unit entered operation on August 31, 2006.

The paid in amounts are restated according to the IGP-M index, pro rata temporis, between the date the shares were paid in and the actual payment date, plus interest of 12% p.a..

In August 2007, nine installments redeemed in advance by Elejor, for R$ 20,385, plus financial charges of R$ 18,725, for a total of R$ 39,110.

In December 2008, 29,035,700 shares redeemed by Elejor, for R$ 35,133, plus financial charges of R$ 54,867, for a total of R$ 90,000.

In August 2009, 2,883,810 shares redeemed by Elejor, for R$ 3,489, plus financial charges of R$ 8,211, for a total of R$ 11.600.

In October 2009, 2,411,006 shares redeemed by Elejor, for R$ 2,917, plus financial charges of R$ 5,083, for a total of R$ 8,000.

In December 2009, 2,322,609 shares redeemed by Elejor, for R$ 2,810, plus financial charges of R$ 5,216, for a total of R$ 8.026.

The remaining balance of R$ 117 as of December 2009 corresponded to financial charges.

f) BNDES – Compagas

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

g) Financiadora de Estudos e Projetos – FINEP

1) Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Generation Research and Development Project for 2007.

Total credit amounts to R$ 5,078. The first installment, in the amount of R$ 1,464, was released in April 2008, the second one, in the amount of R$ 2,321, was released in May 2009, and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.37% p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014. Copel Geração e Transmissão has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 564.

In order to guarantee the contract, Copel Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the bank account in which its monthly revenues are deposited. In case the covenants of the contract are not fully complied with, Copel can have a full loss of the benefit of equalization.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

2) Loan agreement no. 02070790-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Transmission Research and Development Project for 2007".

The total credit amounts to R$ 3,535. The first installment, in the amount of R$ 844, was released in October 2008, the second one, in the amount of R$ 2,451, was released in December 2009, and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.13 % p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014. Copel Geração e Transmissão has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 393.

To secure the contract, Copel Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited. In the event of breach of contract, Copel shall lose the benefit of interest equalization.

h) BNDES - Copel Geração e Transmissão

On March 17, 2009, Copel Geração e Transmissão signed with BNDES Loan Agreement no. 08.2.0989.1, with Copel as a intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments as funds are required and pursuant to BNDES' financial scheduling.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 1.63% above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

As a guarantee for the payment of all amounts due under this agreement, Copel Geração e Transmissão has pledged in favor of BNDES a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by Copel Geração e Transmissão, BNDES, and Banco do Brasil.

The first installment was made available in July 2009, in the amount of R$ 55,748.

The contract contains provisions on accelerated maturity in certain conditions.

i) Banco do Brasil – Transfer of BNDES funds

On April 16, 2009, Copel Geração e Transmissão signed with Banco do Brasil Loan Agreement no. 21/02000-0, with Copel as an intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments pursuant to the Uses and Sources Schedule attached to the agreement.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 2.13% above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount. As a guarantee for the payment of all amounts due under this agreement, Copel Geração e Transmissão has pledged in favor of Banco do Brasil a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by Copel Geração e Transmissão, BNDES, and Banco do Brasil.

The first installment was made available in August 2009, in the amount of R$ 55,748.

The contract contains provisions on accelerated maturity in certain conditions.

22        Debentures

The balance of debentures is detailed below:

	December 31,
			Current liabilities		Noncurrent liabilities
			2009	2008	2009	2008
	Principal amount	Charges	Total	Total	Total	Total
Parent Company (a)	-	17,238	17,238	169,233	600,000	600,000
Elejor (b)	34,665	2,292	36,957	25,767	153,384	202,116
	34,665	19,530	54,195	195,000	753,384	802,116

Maturity of noncurrent installments:

	December, 31
	2009	2008

2010	-	36,455
2011	636,054	638,454
2012	36,054	38,454
2013	36,054	38,454
2014	33,005	35,409
2015	11,105	13,290
2016	1,112	1,600

	753,384	802,116

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Changes in the balances of debentures:

Balances	Current liabilities	Noncurrent liabilities	Consolidated Total
As of 2007	171,827	1,002,674	1,174,501
Interest	121,025	-	121,025
Monetary variation	8	638	646
Transfers	201,196	(201,196)	-
Amortization – principal amount	(176,072)	-	(176,072)
Amortization - interest	(122,984)	-	(122,984)
As of 2008	195,000	802,116	997,116
Charges	83,416	-	83,416
Monetary variation	23	234	257
Transfers	48,966	(48,966)	-
Amortization – principal amount	(163,175)	-	(163,175)
Amortization - interest	(110,035)	-	(110,035)
As of 2009	54,195	753,384	807,579

a) Parent Company Debentures

1) Fourth Issue of Debentures

The issuance of 60,000 debentures constituted the fourth single issuance carried out by the Company on September 1, 2006, in the amount of R$ 600,000, completed on October, 6, 2006, with full subscription totaling R$ 607,899, valid for five years as from date of issuance and with final maturity, in sole series, on September 1, 2011. Debentures are single, non-convertible into shares, book-entry, nominative and without guarantee.

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

The debentures feature provisions setting forth accelerated maturity in the following cases:

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

1)   Bankruptcy ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer, or filing for business reorganization in bankruptcy by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer (or any similar judicial proceeding similar which replaces or complements the current legislation on bankruptcy and business reorganization, including judicial or extrajudicial recovery);

2)   Non-payment of any amounts due to debenture holders on the dates set forth in the agreement;

3)   Court ruling for intervention in the concession or for termination of the concession for the services of distribution, transmission, or generation of power by the issuer or by the subsidiaries of the issuer;

4)   Notwithstanding the provision in item (2) above, the default by the issuer or by Copel Generation on any non-financial obligation or the untruthfulness of any statement contained in this agreement or in the pledge agreement, not remedied in ten business days from the date of default or of proof of untruthfulness. This ten business day deadline is not applicable to obligations for which a specific deadline has been set;

5)   Legitimate protest against any security of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer, with single or aggregate value equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index calculated and published by Fundação Getúlio Vargas, except in the event such protest is made in error or bad faith by third parties, provided that such situation is proven validly by the issuer or subsidiary controlled, directly or indirectly, by the issuer, as the case may be, or in the event it is cancelled within thirty days of its filing;

6)   Final court or arbitration ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer in aggregate amount greater than R$ 40,000, such an amount being restated annually according to the variation of the IGP-M index, provided the issuer or any subsidiary controlled, directly or indirectly, by the issuer fails to prove payment of the aggregate amount to the fiduciary agent, within ten business days from such supposed payment, in compliance with the schedule and conditions set forth in such final court or arbitration ruling;

7)   Accelerated maturity of any debt of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer in a single or aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

8)   Lack of payment by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer of any financial obligations in aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

9)   Violation by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer, during the term of this agreement, of laws, rules, and regulations, including those of environmental nature, which affect or may affect the issuer’s ability to legitimately fulfill its obligations set forth in this agreement; and

10)    Any change in the corporate object contained in the issuer’s by-laws which modifies the primary business activity of the issuer.

2) Third Issue of Debentures

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on May 9, 2005, fully subscribed for R$ 400,000, with a four-year term. These debentures matured and were paid off on February 1, 2009.

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

In August 2009, R$ 5,487 were paid in advance, plus financial charges of R$ 313, for a total of R$ 5.800.

In October 2009, R$ 3,784 were paid in advance, plus financial charges of R$ 216, for a total of R$ 4,000.

In December 2009, R$ 4,256 were paid in advance, plus financial charges of R$ 244, for a total of R$ 4.500.

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

The debentures agreement includes covenants, which may result in antecipation in maturity terms if there is covenant default.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

23        Suppliers

	December 31,
	2009	2008
Transmission network use charges
Basic Network	63,209	57,096
Energy transmission	4,310	4,182
Connections	274	265
	67,793	61,543
Electricity suppliers
Eletrobras (Itaipu)	80,104	100,040
Furnas Centrais Elétricas S.A.	34,375	32,757
Companhia Hidro Elétrica do São Francisco - Chesf	33,696	32,108
Companhia Energética de São Paulo – Cesp	12,031	11,488
Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.	11,330	10,234
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte	10,856	10,316
CPFL Energia S.A.	10,041	994
Itiquira Energética S.A.	10,000	9,247
Companhia Energética de Minas Gerais - Cemig	6,530	4,660
Dona Francisca Energética S.A.	5,100	5,128
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	3,819	3,632
Spot Market - CCEE (Note 35)	1,859	27,976
Other suppliers	26,656	13,789
	246,397	262,369
Materials and services
Petróleo Brasileiro S.A. - Petrobras - gas acquired by Compagas	23,166	36,775
Petróleo Brasileiro S.A. - Petrobras - renegotiation (a)	43,949	-
Petróleo Brasileiro S.A. - Petrobras - renegotiation - noncurrent(a)	175,796	214,157
Other suppliers	162,224	137,145
	405,135	388,077
	719,325	711,989
Current	543,529	497,832
Noncurrent	175,796	214,157

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

Main power purchase agreements

	Period of	Purchased power	Date of	Average purchase
	Supply	(Avg. MW/p.y.)	auction	price (R$)
Auction of power from existing facilities
1st Auction - 2005 Product	2005 to 2012	915.00	December 7, 2004	57.51
1st Auction - 2006 Product	2006 to 2013	421.58	December 7, 2004	67.33
1st Auction - 2007 Product	2007 to 2014	4.86	December 7, 2004	75.46
2nd Auction - 2008 Product	2008 to 2015	58.32	April 2, 2005	83.13
4th Auction - 2009 Product	2009 to 2016	29.82	October 11,2005	94.91
5th Auction - 2007 Product	2007 to 2014	159.38	December 14, 2006	104.74
		1,588.96
Auction of power from new facilities
1st Auction - 2008 Hydro Product	2008 to 2037	3.61	December 16, 2005	106.95
1st Auction - 2008 Thermal Product	2008 to 2022	28.56	December 16, 2005	132.26
1st Auction - 2009 Hydro Product	2009 to 2038	3.26	December 16, 2005	114.28
1st Auction - 2009 Thermal Product	2009 to 2023	41.59	December 16, 2005	129.26
1st Auction - 2010 Hydro Product	2010 to 2039	66.32	December 16, 2005	114.57
1st Auction - 2010 Thermal Product	2010 to 2024	64.3	December 16, 2005	121.81
3rd Auction - 2011 Hydro Product	2011 to 2040	57.66	October 10, 2006	120.86
3rd Auction - 2011 Thermal Product	2011 to 2025	54.22	October 10, 2006	137.44
4th Auction - 2010 Thermal Product	2010 to 2024	18.32	July 26, 2007	134.64
5th Auction - 2012 Hydro Product	2012 to 2041	52.5	October 16, 2007	129.14
5th Auction - 2012 Thermal Product	2012 to 2026	117.27	October 16, 2007	128.37
6th Auction - 2011 Thermal Product	2011 to 2025	51.07	September 17, 2008	128.42
7th Auction - 2013 Hydro Product	2013 to 2042	12.24	September 30, 2008	98.98
7th Auction - 2013 Thermal Product	2013 to 2027	303.99	September 30, 2008	145.23
Santo Antonio	2012 to 2041	106	December 10, 2007	78.87
Jirau	2013 to 2042	141.51	May 19, 2008	71.37
		1,122.42

The table features the main power purchase agreements signed in the regulated power trading environment. These contracts are restated annually according to the IPCA inflation index.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

24                Payroll, social charges and labor accruals

	Consolidated
	2009	2008
Payroll
Profit sharing	64,995	65,816
Taxes and social contribution	28,574	26,659
Payroll, net	178	103
Compensation - Voluntary Redundancy (Note 33.c.2)	15,859	-
Assignments to third-parties	-	5
	109,606	92,583
Labor accruals
Vacation	55,602	50,909
Social charges on paid vacation and 13th salary	17,458	15,896
Accruals for voluntary redundancy program	24,291	-
	97,351	66,805
	206,957	159,388

25        Post-Employment Benefits

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

Up to July 2007, the flow of payment of contributions under Plans I and II was guaranteed under an agreement called “Private Agreement for Adjustment of Mathematical Reserves for the Basic and Supplemental Pension Plans”, signed on January 20, 1999. This agreement provides for the extinction of liabilities under certain conditions. Based on legal opinions by external and internal legal experts, the Company notified the management of Fundação Copel de Previdência e Assistência Social, on July 27, 2007, that no contribution payments would be made under that agreement as of August 2007, since the obligations contained therein expired.

In September 2007, Fundação Copel disputed Copel's interpretation, which led to a joint request for review and ruling by the State Department of Supplemental Pension Plans (SPC).

In November 2007, the State Department of Supplemental Pension Plans requested further information and suggested the contraction of an independent actuarial audit in order to review the settlement process and to issue a conclusive report on the suitability of the economic and financial assumptions used and on whether the debt and/or contract were settled/terminated.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

In July 2008, Fundação Copel submitted to the SPC an audit report prepared by their actuarial consultants, and in October 2008, the SPC sent a letter to Fundação Copel requesting further information and evidence supporting that report. Up to this moment, SPC has not issued any pronuncement on the matter.

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

c) Balance sheet and statement of operations

Amounts recognized in the balance sheet, under Post-Employment Benefits, are summarized below:

		December 31,
	2009	2008
Pension Plan
Pension Plan - Plans I and II (Defined benefit)	-	95,436
Pension Plan - Plan III (Voluntary defined contribution) - employees	10,235	9,111
	10,235	104,547
.
Healthcare Plan	365,246	343,398
	375,481	447,945
Current	22,505	22,066
Noncurrent	352,976	425,879

The amounts recognized in the statement of operations are shown below:

			December 31,
	2009	2008	2007
Pension plan - periodic post-employment cost	(95,436)	(31,420)	(110,345)
Pension plan (Defined contribution)	54,139	48,275	45,997
Healthcare plan - post-employment	45,859	(6,909)	38,746
Healthcare plan contributions	16,994	27,462	18,330
	21,556	37,408	(7,272)
(-) Transfers to construction in progress	(7,379)	(7,392)	(6,579)
	14,177	30,016	(13,851)

The annual estimated cost for 2009, calculated by an independent actuary, resulted in income due to the actuarial gains which are being amortized and whose amounts exceed the regular periodic cost of the plans.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Changes in the Post-Employment Benefits balance

Balances	Current liabilities	Noncurrent liabilities	Consolidated Total
As of December 31, 2007	42,286	454,411	496,697
Appropriation of actuarial calculation	-	(38,329)	(38,329)
Pension and healthcare contributions	75,737	-	75,737
Transfers	(9,797)	9,797	-
Amortizations	(86,160)	-	(86,160)
As of December 31, 2008	22,066	425,879	447,945
Appropriation of actuarial calculation	-	(61,385)	(61,385)
Pension and healthcare contributions	82,941	-	82,941
Transfers	11,518	(11,518)	-
Amortizations	(94,020)	-	(94,020)
As of December 31, 2009	22,505	352,976	375,481

d) Actuarial valuation pursuant to CVM Ruling no. 371/2000

Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2009 and 2008 are shown below:

	Real	Nominal
Economics
Inflation p.a.		5.20%
Discount rate expected return on plan assets rate	6.00%	11.51%
Compensation increase p.a.	2.00%	7.30%
Demographics
Mortality table		AT - 83
Disabled mortality table		AT - 49
Disability table		Light

Number of participants and beneficiaries:

	Pension plan	Healthcare plan
Number of participants in 2009 (1)

Number of active participants	8,735	8,384
Number of inactive participants	5,863	4,677
Number of dependents	-	23,674

Total	14,598	36,735

(1) Unaudited information

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Actuarial valuation

				December 31,
			2009	2008
	Pension plan	Healthcare plan
Benefits plan			Total	Total

Fully or partially covered obligations	2,915,084	476,227	3,391,311	3,067,284
Fair value of plan's assets	(3,509,658)	(110,981)	(3,620,639)	(3,496,623)
Subtotal	(594,574)	365,246	(229,328)	(429,339)
Actuarial gain to be amortized	564,461	-	564,461	868,173
	(30,113)	365,246	335,133	438,834
Not recognized asset	30,113	-	30,113	-
Total liability	-	365,246	365,246	438,834

In light of the Brazilian legislation on pension funds, particularly Supplemental Pension Management Council’s Rule no. 26, the Company does not record the net assets as of the end of the fiscal year.

The acturial valuation assessment of defined benefit plans is calculated by the projected unit credit cost method (PUC). The net assets of the benefit plan are valued according to market values (mark to market).

Since the year ended on December 31, 2006, Copel has chosen to not defer future actuarial gains and losses recorded in the healthcare plan, rather recording them immediately in the statement of operations.

As of December 31, 2009, the balance of accumulated amounts in the defined contribution plan was R$ 1,420,320 (R$ 1,142,537 on December 31, 2008).

Changes in actuarial liabilities

		December 31,
.	Pension plan	Healthcare plan

Benefit Obligation, beginning of the year 2008	2,518,605	476,830
Service cost	15,963	1,492
Interest cost	282,252	52,527
Benefits paid	(199,381)	(24,889)
Actuarial gains (losses)	(3,742)	(52,373)
Benefit Obligation , end of the year 2008	2,613,697	453,587
Cost of current service	20,398	1,534
Interest cost	289,985	50,274
Benefits paid	(200,067)	(31,672)
Actuarial gains (losses)	191,071	2,504
Benefit Obligation, end of the year 2009	2,915,084	476,227

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Changes in actuarial assets

		December 31,
	Pension plan	Healthcare plan
Fair value of plan's assets as of 2007	3,255,449	114,392
Return on plan assets	363,364	12,372
Contributions sponsor and employees	4,226	62,771
Benefits paid	(199,381)	(73,540)
Actuarial gains (losses)	(37,332)	(5,698)
Fair value of plan's assets as of 2008	3,386,326	110,297
Return on plan assets	384,655	12,519
Contributions sponsor and employees	14,254	63,057
Benefits paid	(200,067)	(70,668)
Actuarial gains (losses)	(75,510)	(4,224)
Fair value of plan's assets as of 2009	3,509,658	110,981

Estimated costs

The estimated net periodic plan costs (gains) for 2010, according to the actuarial criteria of CVM Ruling no. 371/2000, for each plan are shown below:

	Pension Plan	Healthcare plan	2009

Cost of current service	15,760	6,179	21,939
Estimated interest cost	311,160	47,278	358,438
Estimated return on plan assets	(393,702)	(12,776)	(406,478)
Estimated employee contributions	(14,166)	(12,695)	(26,861)
Amortization of gains and losses	(22,422)	-	(22,422)
	(103,370)	27,986	(75,384)

26        Regulatory Charges

	December 31,
	2009	2008
Energy Development Account – CDE	17,818	14,904
Global Reversal Reserve – RGR	7,245	6,045
Fuel Consumption Account – CCC	4,460	22,174
	29,523	43,123

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

27        Research and Development and Energy Efficiency

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

Copel’s balances allocated to Research and Development and Energy Efficiency are detailed below:

	Used-projects in progress	Payable Amount	Balance to be used in projects	Balance as of December 31, 2009	Balance as of December 31, 2008
Research and Development - R&D
FNDCT	-	1,325	-	1,325	18,649
MME	-	682	-	682	9,345
R&D	25,196	-	79,365	104,561	85,596
	25,196	2,007	79,365	106,568	113,590
Energy Efficiency Program - EEP	20,428	-	84,502	104,930	84,973
	45,624	2,007	163,867	211,498	198,563
			Current	121,005	126,484
			Noncurrent	90,493	72,079

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

The changes in these balances are shown below:

	FNDCT Current	MME Current	Current	R&D Noncurrent	Current	EEP Noncurrent	Total
Balances
As of December 31, 2007	20,157	10,287	75,893	-	78,943	-	185,280
Additions	14,111	7,056	14,111	-	18,338	-	53,616
SELIC interest rate	-	-	7,818	-	6,704	-	14,522
Tranfers	-	-	(37,509)	37,509	(34,570)	34,570	-
Execution of programs and ayments	(15,619)	(7,998)	-	-	-	-	(23,617)
Concluded projects	-	-	(12,226)	-	(19,012)	-	(31,238)
As of December 31, 2008	18,649	9,345	48,087	37,509	50,403	34,570	198,563
Additions	14,831	7,415	2,900	11,933	3,023	16,182	56,284
SELIC interest rate	-	-	1,383	5,448	1,236	5,185	13,252
Tranfers	-	-	(18)	18	20,352	(20,352)	-
Execution of programs and payments	(32,155)	(16,078)	-	-	-	-	(48,233)
Concluded projects	-	-	(2,699)	-	(5,669)	-	(8,368)
As of December 31, 2009	1,325	682	49,653	54,908	69,345	35,585	211,498

28        Other Accounts Payable

	December 31,
	2009	2008
Current liabilities
Concession charge - ANEEL grant	36,576	38,649
Financial compensation for use of water resources	19,402	17,601
Collected public lighting charge	17,989	18,669
Reimbursements of customer contributions	15,304	18,037
Participation in consortia	7,309	4,833
Collaterals	4,521	1,723
Advance payments from customers	3,945	93
Compensation to the Apucaraninha indian community	2,596	2,498
Insurance companies - premiums payable	2,251	3,181
Other liabilities	11,263	9,099
	121,156	114,383
Noncurrent liabilities
Compensation to the Apucaraninha indian community	2,596	4,995
Other liabilities	357	1,679
	2,953	6,674

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

29        Reserve for Contingencies

The Company is a party to several labor, tax and civil claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a reserve for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.The balances of the Company’s reserve for contingencies, net of escrow deposits, are shown below:

	Contingencies	Judicial deposits		Net provision
			2009	2008
Labor (a)	158,431	(23,722)	134,709	104,354
Regulatory (b)	37,010	-	37,010	36,851
Civil:
Suppliers (c)	84,024	(22,822)	61,202	52,209
Civil and administrative claims (d)	57,213	(10,568)	46,645	23,213
Easements (e)	14,902	-	14,902	15,615
Condemnations and property (e)	125,339	-	125,339	119,645
Customers (f)	5,324	(1,426)	3,898	4,571
Environmental claims (g)	10	-	10	-
	286,812	(34,816)	251,996	215,253
Tax:
COFINS tax (Note 10.d.2)	-	-	-	178,753
Other taxes (h)	77,858	(27,029)	50,829	58,154
	77,858	(27,029)	50,829	236,907
	560,111	(85,567)	474,544	593,365

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Changes in this reserve are shown below:

	Balance as of December 31, 2008	Additions (reversals)	Additions to p., p., &e.	Payments	Balance as of December 31, 2009
Labor	129,699	53,551	4	(24,823)	158,431
Regulatory	36,851	151	-	8	37,010
Civil:
Suppliers	52,209	31,815	-	-	84,024
Civil and administrative claims	29,987	32,743	-	(5,517)	57,213
Easements	15,615	-	4,825	(5,538)	14,902
Condemnations and real estate	119,645	-	5,710	(16)	125,339
Customers	5,465	128	-	(269)	5,324
Environmental claims	-	10	-	-	10
	222,921	64,696	10,535	(11,340)	286,812
Tax:
COFINS tax	178,753	(178,753)	-	-	-
Other taxes	85,158	(7,300)	-	-	77,858
	263,911	(186,053)	-	-	77,858
	653,382	(67,655)	10,539	(36,155)	560,111

The amount related to claims classified as reasonably possible losses, estimated by the Company as of December 31, 2009, reached R$ 1,879,460, of which R$ 110,706 correspond to labor claims; R$ 1,195,126 to regulatory claims; R$ 115,942 to civil claims; and R$ 457,686 to tax claims. It is important to point out that Copel’s has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/2002, based on the opinion of its legal counsel, as discussed in Note 35 herein, “Spot Market (CCEE)”.

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

c) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of the arbitration proceedings with the Chamber of Arbitrage of the Getúlio Vargas Foundation, through which they plead the payment of the overdue installment values, as well as the cancellation fines, related to the electric energy purchase and sale agreements signed with Copel Distribuição. The arbitrage proceedings were judged to be valid and, consequently, Copel Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order making the arbitration ruling void.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Management, based on the opinion of its legal counsel that it is likely to lose this case, on the available information, and on the current stage of the lawsuits, decided to set aside a reserve for contingencies in the original amount of the debt, adjusted according to the original contractual terms, which amounted to R$ 84,024 as of December 31, 2009.

d) Civil and administrative claims

These claims usually involve compensation for accidents involving power grids and vehicle accidents.

e) Easements, condemnation, and property

Copel’s real estate claims comprise mostly cases of condemnation and easements, in which compensation is always mandatory pursuant to the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to condemnation of private property or to the imposition of restrictions on the use of property without transfer of title. Lawsuits are usually filed when parties fail to agree on the amount of compensation due.

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

The Company has recorded a reserve for contingencies in the amount of R$ 113,795, in light of the evaluation conducted by its Chief Legal Office, which estimates that a loss is probable.

f) Customer claims

These claims usually involve compensation for damage to electric appliances, moral damages arising from the rendering of services (such as suspension of supply), and lawsuits filed by industrial customers challenging the constitutionality of the tariff increase which became effective during the Brazilian Government’s “Cruzado Plan” and claiming refunds of the amounts involved. The company recognized a reserve to cover probable losses on those lawsuits, regarding the tariff charged to industrial customers in the period from March to November 1986, this charges on late payments. The amount is considered sufficient to cover probable losses.

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

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Furthermore, Copel had on December 31, 2009 commitments to environmental agencies in the amount of R$ 89,541 (R$ 17,674 as of 2008), which shall be completed over the next few years, as a consequence, this amount will mostly be incorporated into the Company's property, plant, and equipment as disbursements occur.

h) Other taxes

1)   Service Tax (ISS)

Main discussions refer to the tax assessments filed against the company due to a possible lack of payment of ISS upon the use of third-party services.

2)   Value -Added Tax on Sales and Services (ICMS)

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

3) Urban Real Estate Tax (IPTU)

Copel has started administrative proceedings to dispute IPTU charges on its concession-related properties. In fact, this claim has been widely accepted in the courts in cases of tax executions filed by State municipalities against Copel.

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

6) Contribution for Intervention in the Economic Domain (CIDE/FUST)

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

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

30        Shareholders' Equity

a) Stock capital

As of December 31, 2009, Copel’s paid in stock capital, represented by shares with no par value, amounts to R$ 4,460,000. The different classes of shares and main shareholders are detailed below:

	In shares
Shareholders	Common		Class A Preferred		Class B Preferred		Total
		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282006	21.28	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Stock exchanges:
BM&FBOVESPA (1)	19,465,551	13.42	127,327	32.25	60,515,455	47.19	80,108,333	29.27
NYSE (2)	152,436	0.11	-		40,077,562	31.26	40,229,998	14.70
Latibex (3)	-	-	-	-	301,167	0.23	301,167	0.11
Municipalities	178,393	0.12	12,797	3.24	-	-	191,190	0.07
Other shareholders	376,553	0.25	254,717	64.51	39,625	0.03	670,895	0.25
	145,031,080	100.00	394,841	100.00	128,229,454	100.00	273,655,375	100.00
(1) São Paulo Stock Exchange
(2) New York Stock Exchange
(3) Latin American Securities Market in Euros, linked to the Madrid Stock Exchange

As of December 31, 2008 the different classes of shares and main shareholders are detailed below:

								In shares

Shareholders	Common		Class A Preferred		Class B Preferred		Total
		%		%		%		%

State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Stock Exchanges:
BM&FBOVESPA (1)	14,202,488	9.79	127,587	32.04	74,423,942	58.04	88,754,017	32.43
NYSE (2)	5,415,233	3.73	-	-	26,352,280	20.55	31,767,513	11.61
Latibex (3)	-	-	-	-	116,067	0.09	116,067	0.04
Municipalities	178,393	0.12	14,711	3.70	-	-	193,104	0.07
Other shareholders	376,819	0.26	255,879	64.26	38,184	0.03	670,882	0.25

	145,031,080	100.00	398,177	100.00	128,226,118	100.00	273,655,375	100.00
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

b) Shareholder Breakdown

As of December 31, 2009 (In Shares)
Shareholding Position of the Holders of more than 5% of Each Class of Stock (Entities and Individuals)
Shareholder		Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%		%		%	Shares	%
Controlling Shareholders	State Of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES Participações S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
Credit Suisse Hedging-Griffo Cv S.A (Funds)		9,774,900	6.74	-	-	175,830	0.14	9,950,730	3.64
Blackrock Inc. (Funds)		-	-	-	-	7,817,189	6.10	7,817,189	2.86
Treasury Stock		-	-	-	-	-	-	-	-
Other Shareholders		11,928,807	8.22	394,841	100.00	92,940,790	72.47	105,264,438	38.46
Total		145,031,080	100.00	394,841	100.00	128,229,454	100.00	273,655,375	100.00

Obs.: BNDES  Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government of Brazil.

As of December 31, 2009 (In Shares)
Consolidated Shareholding Position of the Majority Shareholders and Senior Management of the Company and Free-Floating Stock
Shareholders		Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%		%		%	Shares	%
Majority Shareholder		123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
S. Management	Board Of Directors	9	-	-	-	-	-	9	-
	Board Of Officers	102	-	-	-	-	-	102	-
Fiscal Council		-	-	-	-	-	-	-	-
Treasury Stock		-	-	-	-	-	-	-	-
Other Shareholders		21,703,596	14.96	394,841	100.00	100,933,809	78.71	123,032,246	44.96
Total		145,031,080	100.00	394,841	100.00	128,229,454	100.00	273,655,375	100.00
Free-Float		21,703,596	14.96	394,841	100.00	100,933,809	78.71	123,032,246	44.96

c) Capital reserves

		December 31,
	2009	2008
Contributions and grants for investments	702	702
Recoverable Rate Deficit Account (CRC)	790,555	790,555
Tax incentive – FINAM	47,083	47,083
	838,340	838,340

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

d) Profit reserves

		December 31,
	2009	2008
Legal reserve	428,912	377,590
Investment reserve	3,102,809	2,377,157
	3,531,721	2,754,747

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

The proposed distribution of dividends is shown below:

Year ended December 31,
	2009	2008	2007
Net income for the fiscal year	1,026,433	1,078,744	1,106,610
Tax effects on Copel for distributing interest on capital	(78,200)	(77,520)	(68,000)
Net income for the year net of the tax effects of
interest on capital	948,233	1,001,224	1,038,610
Legal reserve (5%) computed over net income above	(47,412)	(50,061)	(51,931)
Basis for calculation of minimum dividends	900,821	951,163	986,679
Mandatory minimum dividends (25%)	225,205	237,791	246,670
Income tax withheld (IRRF) on interest on capital	24,254	24,043	21,080
Adjusted minimum dividend, incl. effects of income tax withheld (IRRF)	249,459	261,834	267,750
Interest on capital	230,000	228,000	200,000
Dividends	19,459	33,834	67,750
Distributed dividends allocated to:
Common shares	126,126	132,398	135,397
Class A preferred shares	644	649	649
Class B preferred shares	122,689	128,787	131,704

Interest on capital is recorded as Interest expenses and, for the presentation purposes of the financial statements, is shown as an allocation of the net income for the fiscal year. In the statement of income, its reversal was made under a specific item in financial expenses, as required by CVM.

On October 29, 2009, the 126th Meeting of the Board of Directors approved the payment of interest on capital in lieu of dividends, up to the legal limit, by the wholly-owned subsidiaries to the parent company, and by the parent company to its shareholders, after the General Shareholders' Meeting in the first four months of 2010, or before then, should the Board of Officers so choose.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

The Board of Officers, at a meeting on November 11, 2009, decided to start payment of advance interest on capital in lieu of dividends for fiscal year 2009 on December 7, 2009, to shareholders who held shares on November 12, 2009. This payment amounted to R$ 168,000,000.00, pursuant to Law no. 9,249/95, and will be deducted from the annual dividends for 2009, once they're determined.

31        Operating Revenues

	Year ended December 31,
	2009	2008	2007
Electricity sales to final customers
Residential	1,071,740	935,934	876,287
Industrial	1,107,740	1,069,201	985,685
Commercial, services, and other activities	697,997	622,046	570,418
Rural	135,520	123,071	113,720
Public agencies	95,853	86,334	82,165
Public lighting	73,883	67,005	63,518
Public services	67,902	63,403	61,992
Network charge adjustment share	3,052	1,886	(6,105)
	3,253,687	2,968,880	2,747,680
Electricity sales to distributors
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	1,098,636	818,585	721,899
Bilateral contracts	197,207	496,380	576,457
Sales Eletric Energy Trading Chamber - CCEE	98,963	48,129	69,239
	1,394,806	1,363,094	1,367,595
Charges for the use of the main transmission grid
Rate for the use of the distribution system (TUSD)
Residential	1,142,061	1,054,150	1,023,847
Industrial	1,030,657	1,043,588	984,423
Commercial, services, and other activities	748,765	687,563	657,504
Rural	144,807	138,138	133,400
Public entities	102,078	96,529	95,785
Public lighting	78,839	74,943	74,211
Public services	72,440	70,925	72,318
Free Customers	138,706	150,605	151,714
Basic Network and Basic Network Connections	168,945	140,503	141,663
Connection grid	2,720	3,439	764
Basic Network charge adjustment share	5,951	12,715	(18,666)
	3,635,969	3,473,098	3,316,963
.
Revenues from telecommunications	104,844	80,604	63,893

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

.	2009	2008	2007
Distribution of piped gas	261,325	283,709	244,080
Other
Leases and rents	97,696	95,316	125,768
Revenues from services	38,040	30,445	44,900
Charged service	9,179	9,316	8,393
Other revenues	1,130	933	822
	146,045	136,010	179,883
	8,796,676	8,305,395	7,920,094

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

On March 17, 2008, Copel signed with ANEEL Concession Agreement no. 006/2008, covering the 230-kV transmission line between the Bateias and Pilarzinho substations in Curitiba. This project is currently under construction and is estimated to operate on June 17, 2009. The agreement has a 30-year term and provides for rate review in the 5th, 10th, and 15th year after signature. In the years between rate reviews, its allowed revenues will be adjusted according to the IPCA inflation index. The facility became commercially operational on September 12,2009.

On November 19, 2009, Copel signed concession agreement no. 27/2009 with ANEEL, for the concession to build the 525-kV transmission line connecting the Foz do Iguaçu substation and the Cascavel-West substation. This project is currently under construction and is scheduled to enter operation two years from the signature of the concession agreement.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

32        Deductions from Operating Revenues

		December 31,
	2009	2008	2007
Taxes and social contributions on sales
VAT (ICMS)	1,802,096	1,600,758	1,507,882
COFINS	677,458	642,930	594,658
COFINS – Tax Recovery Programs (Note 10.d.1)	25,765
PIS/PASEP	147,162	139,579	130,249
PIS/PASEP – Tax Recovery Programs (Note 10.d.1)	5,594	-	-
ISSQN	1,786	1,834	2,571
	2,659,861	2,385,101	2,235,360
Regulatory charges
Energy Development Account (CDE)	204,186	189,561	184,294
Fuel Consumption Account (CCC)	180,148	153,208	179,071
Global Reversal Reserve (RGR)	78,560	64,877	61,105
Research and development and energy efficiency -R&D and EEP	56,284	53,616	56,347
Other	326	254	256
	519,504	461,516	481,073
	3,179,365	2,846,617	2,716,433

33        Operating Costs and Expenses

The breakdown of costs and expenses in 2009, 2008 and 2007 is shown below:

				December 31, 2009
	Costs of goods and/or services	Sales expenses	General and administrative expenses	Other revenues (expenses),Net	Total
Nature of costs and expenses
Electricity purchased for resale (a)	(1,681,876)	-	-	-	(1,681,876)
Charges for use of power grid (b)	(609,649)	-	-	-	(609,649)
Personnel and management (c)	(630,037)	(4,764)	(167,749)	-	(802,550)
Pension and healthcare plans (Note 25)	(13,479)	(321)	(377)	-	(14,177)
Materials and supplies (d)	(58,390)	(2,862)	(6,679)	-	(67,931)
Raw materials and supplies for power generation	(21,231)	-	-	-	(21,231)
Natural gas and supplies for the gas business	(135,353)	-	-	-	(135,353)
Third-party services (e)	(228,536)	(25,137)	(52,435)	-	(306,108)
Depreciation and amortization	(363,597)	(10)	(24,111)	(3,830)	(391,548)
Accruals and reversals (f)	-	(16,448)	-	67,655	51,207
Other costs and expenses (g)	(23,962)	3,976	(136,875)	(133,957)	(290,818)
	(3,766,110)	(45,566)	(388,226)	(70,132)	(4,270,034)

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

				December 31, 2008
	Costs of goods and/or services	Sales expenses	General and administrative expenses	Other revenues (expenses), net	Total
Nature of costs and expenses

Electricity purchased for resale (a)	(1,615,086)	-	-	-	(1,615,086)
Use of main transmission grid (b)	(466,652)	-	-	-	(466,652)
Personnel and management (c)	(531,031)	(3,652)	(139,144)	-	(673,827)
Pension and healthcare plans	(25,737)	(280)	(3,999)	-	(30,016)
Materials and supplies (d)	(49,175)	(2,999)	(5,300)	-	(57,474)
Raw materials and supplies for electricity generation	(19,274)	-	-	-	(19,274)
Natural gas and supplies for the gas business	(163,846)	-	-	-	(163,846)
Third-party services (e)	(190,269)	(22,867)	(55,112)	-	(268,248)
Depreciation and amortization	(376,789)	(13)	(22,321)	(5,620)	(404,743)
Accruals and reversals (f)	-	5,824	-	(104,718)	(98,894)
Other costs and expenses (g)	(35,583)	(5,782)	(31,036)	(142,039)	(214,440)
	(3,473,442)	(29,769)	(256,912)	(252,377)	(4,012,500)

				December 31, 2007
Nature of costs and expenses	Costs of goods and/or services	Sales expenses	General and administrative expenses	Other revenues (expenses), net	Total

Electricity purchased for resale (a)	(1,279,335)	-	-	-	(1,279,335)
Use of main transmission grid (b)	(446,067)	-	-	-	(446,067)
Personnel and management (c)	(463,865)	(2,263)	(183,589)	-	(649,717)
Pension and healthcare plans (Note 25)	14,169	(99)	(219)	-	13,851)
Materials and supplies (d)	(50,308)	(1,271)	(11,639)	-	(63,218)
Raw materials and supplies for electricity generation	8,954	-	-	-	8,954)
Natural gas and supplies for the gas business	(132,726)	-	-	-	(132,726)
Third-party services (e)	(161,319)	(21,535)	(58,088)	-	(240,942)
Depreciation and amortization	(399,387)	(18)	(22,644)	(7,908)	(429,957)
Accruals and reversals (f)	-	3,899	-	(246,334)	(242,435)
Other costs and expenses (g)	(11,784)	(9,853)	(22,651)	(129,518)	(173,806)

	(2,921,668)	(31,140)	(298,830)	(383,760)	(3,635,398)

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

a)      Electricity purchased for resale

	Year ended December 31,
	2009	2008	2007
Eletrobras - Centrais Elétricas Brasileiras S.A. (Itaipu)	478,383	502,417	385,359
Furnas Centrais Elétricas S.A. - auction	322,514	295,615	280,608
Companhia Hidro Elétrica do São Francisco - Chesf – auction	305,207	283,870	256,302
Itiquira Energética S.A.	116,195	107,894	98,175
Companhia Energética de São Paulo - Cesp – auction	115,162	104,722	93,949
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte – auction	99,748	92,794	84,724
Câmara de Comercialização de Energia - CCEE	81,902	148,635	45,100
CPFL Energia S.A.	74,927	8,828	-
Program for incentive to alternative energy sources – Proinfa	63,764	63,239	41,363
Dona Francisca Energética S.A.	60,303	55,496	51,536
Companhia Energética de Minas Gerais - Cemig – auction	58,578	42,877	37,239
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE – auction	34,773	32,472	30,946
Companhia de Interconexão Energética - CIEN	-	-	111,193
(-) –Renegotiaton of contracts - CIEN	-	-	(100,862)
Energy purchased for resale – Deferred Regulatory liabilities - CVA	(100,204)	(71,990)	(52,250)
(-) Pasep/Cofins taxes on power purchased for resale	(203,370)	(172,759)	(150,082)
Other utilities - auction	173,994	120,976	61,337
Other Utilities	-	-	4,698
	1,681,876	1,615,086	1,279,335

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

b) Charges for the Use of the Main Transmission Grid

	December 31,
	2009	2008	2007
Furnas Centrais Elétricas S.A.	123,697	113,415	106,504
System Service Charges – ESS	95,468	71,261	19,132
Cia. Transmissora de Energia Elétrica Paulista – Cteep	65,323	60,477	55,549
Companhia Hidro Elétrica do São Francisco – Chesf	59,594	56,193	53,814
Eletrosul Centrais Elétricas S.A.	44,790	39,651	36,315
Centrais Elétricas do Norte do Brasil S. A. – Eletronorte	42,975	40,518	36,490
Companhia Energética de Minas Gerais – Cemig	25,037	20,255	18,443
TSN Transmissora Nordeste Sudeste de Energia S.A.	19,795	18,477	16,797
Novatrans Energia S.A.	19,521	18,722	17,160
National System Operator – nos	19,206	16,429	17,484
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. – CEEE	17,457	16,217	15,188
Empresa Amazonense de Transmissão de Energia – Eate	16,545	15,344	14,103
ATE II Transmissora de Energia S.A.	8,407	8,018	7,917
Empresa Norte de Transmissão de Energia S.A. – Ente	8,403	7,858	7,474
Itumbiara Transmissora de Energia Ltda	7,990	7,611	7,131
Expansion Transmissora de Energia Elétrica S.A.	7,649	7,253	6,702
Empresa Transmissora de Energia Oeste Ltda - Eteo	6,759	6,381	5,942
STN Sistema de Transmissão Nordeste S.A	6,740	6,386	5,926
NTE Nordeste Transmissora de Energi S.A	5,905	5,570	4,662
ATE Transmissora Energia S.A	5,508	5,279	4,981
Integração Transmissão Energia – INTESA	4,679	2,921	-
ATE III Transmissora de Energia S.A	4,381	2,641	-
Arthemis Transmissora de Energia S.A	3,583	3,411	2,978
(-) Pasep/Cofins taxes on charges for use of power grid	(54,959)	(62,676)	(68,383)
Deferred regulatory assets/liabilities - use of the main transmission grid	(13,216)	(64,319)	22,997
Other utilities	58,412	43,359	30,761
	609,649	466,652	446,067

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

c) Personnel and Management Expenses

	December 31,
	2009	2008	2007
Personnel
Wages and salaries	530,168	476,552	443,906
Social charges on payroll	171,319	153,999	143,115
	701,487	630,551	587,021
Profit sharing (1)	64,995	65,816	54,254
Meal assistance and education allowance	55,695	49,078	45,675
Labor indemnifications (reversals)(2)	24,291	(825)	8,293
Compensation - volunt. redundancy/retirement(2)	16,702	-
Compensation - PDV (2)	15,859	-
	879,029	744,620	695,243
(-) Transfers to construction in progress	(86,567)	(80,043)	(54,174)
	792,462	664,577	641,069
Management
Wages and salaries	8,473	7,705	7,250
Social charges on payroll	1,770	1,716	1,528
Other expenses	24	-
	10,267	9,421	8,778
(-) Transfers to construction in progress	(179)	(171)	(130)
	10,088	9,250	8,648
	802,550	673,827	649,717

1)     Profit sharing

Since 1996, the Company has carried out an employee profit sharing program, which is paid to the extent previously established operational and financial goals are met. The amount of profit sharing has been accrued as follows:

		December 31,
	2009	2008	2007
Copel Geração e Transmissão	14,721	16,289	13,431
Copel Distribuição	46,102	45,580	37,126
Copel Telecomunicações	3,528	3,534	2,831
Copel Participações	-	-	461
Compagas	644	413	405
	64,995	65,816	54,254

2)     Voluntary redundancy and Retirement Incentive Programs

On December 14, 2009, Company management launched, effective as of that date, a Voluntary Redundancy Program (PDV), which provides special compensation to employees who have been with the Company for at least 10 years, who have obtained Social Security retirement benefits, and who choose to resign from the Company.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

The deadline for applications by employees who had been granted retirement benefits by INSS until December 14, 2009 expired on January 13, 2010, and the deadline for employees who are granted INSS retirement benefits as of December 15, 2009 expires 30 days from Copel's receipt of  retirement confirmation letters from INSS.

The termination timeframe from employees who had been granted retirement benefits by INSS until December 14, 2009 was March 1 to March 15, 2010, and the timeframe for employees who are granted INSS retirement benefits as of December 15, 2009 runs from the first to the 15th day of the first month after application to the program.

Employees who quit by December 2009 under the voluntary redundancy programs launched in January 2009 received supplemental compensation pursuant to the new rules created on December 14, 2009.

d) Materials and Supplies

.
	December 31,
	2009	2008	2007
Fuel and vehicle parts	22,586	21,565	24,663
Materials for the electric system	18,517	13,573	12,892
Cafeteria supplies	6,179	5,048	4,315
Office supplies	5,849	5,160	3,318
Materials for civil construction	3,782	3,320	2,920
Tools	2,763	1,529	1,550
Safety supplies	2,269	2,211	1,973
IT equipment	1,635	725	2,527
Lodging supplies	1,049	997	1,446
Other materials	3,302	3,346	7,614
	67,931	57,474	63,218

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

e) Third-Party Services

	December 31,
	2009	2008	2007
Transmission grid	74,986	57,830	42,884
Technical, scientific, and adm. Consulting	25,437	22,886	23,232
Postal services	24,960	22,683	18,997
Authorized and registered agents	21,274	19,605	19,563
Telephone services	16,243	15,513	12,757
Administrative support services	15,889	15,202	15,164
Data processing and transmission	15,708	20,032	16,730
Security	14,589	12,648	9,996
Travel	13,139	11,340	9,866
Meter reading and bill delivery	11,003	7,918	7,350
Personnel training	8,678	7,680	6,321
Upkeep of right of way areas	8,316	5,235	4,337
Civil maintenance services	8,015	5,619	3,933
Services in "green areas"	5,735	5,069	5,427
Customer service	5,707	4,365	5,699
Vehicle maintenance and repairs	4,498	4,012	4,006
Cargo shipping	3,854	2,980	4,521
Satellite communications	3,722	4,948	4,650
Telephone operator	3,133	2,604	2,768
Auditing	3,097	2,803	2,649
Advertising	1,434	1,504	1,847
Other services	16,691	15,772	18,245
	306,108	268,248	240,942

f) Allowance and Reversals

	December 31,
	2009	2008	2007
Allowance (reversals) for doubtful accounts
Customers and distributors (Note 7)	15,398	(3,583)	(6,275)
Third-party services and other credits	1,050	(2,241)	2,376
	16,448	(5,824)	(3,899)
Reserve (reversals) for contingencies (Note 29)
Labor	53,551	51,786	45,509
Regulatory	151	34,690	86
Suppliers	31,815	2,255	880
Civil and administrative claims	32,743	17,387	4,979
Customers	128	(1,048)	(4,147)
Environmental	10	(163)	7
COFINS tax	(178,753)	7,140	171,613
Other taxes	(7,300)	(7,329)	27,407
	(67,655)	104,718	246,334
	(51,207)	98,894	242,435

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

g) Other Operating Costs and Expenses

			December 31,
	2009	2008	2007
Financial compensation for use of water resources	80,227	86,513	73,938
Taxes	11,212	10,930	7,448
Taxes - Tax Recovery Program (Note 10.d)	61,872	-	-
Reparations	51,705	5,164	2,100
Concession charge - ANEEL grant (1)	35,905	45,710	33,497
Losses in the decommissioning and disposal of assets	32,984	6,829	14,670
ANEEL inspection FEE	15,403	17,821	17,246
Leases and rents (2)	13,707	12,799	10,765
Insurance	6,868	6,118	7,693
Own power consumption	5,868	5,678	5,596
Donations - Rouanet Law and fund for the rights of children and teenagers - FIA	5,897	7,312	7,176
Advertising	3,464	3,633	2,384
Provision (reversal) for devaluation of tax incentives	733	23,902	(12,789)
Recovery of costs and expenses	(41,760)	(39,967)	(53,196)
General costs and expenses	6,733	21,998	57,278
	290,818	214,440	173,806

1)     Concession charges – ANEEL Grant

These are charges for the concession of Use of Public Property (Uso de Bem Público or UBP) in connection with the start of operation of the Santa Clara Hydroelectric Power Plant (Elejor), which are recorded under liabilities, proportionately to the actual number of days until the respective collection month and the expiration date of the concession.

As compensation for the use of the public property under this concession contract, Elejor shall pay to the Federal Government, from the 6th until the 35th year of the concession, or as long as it runs the corresponding hydropower projects, monthly installments equivalent to 1/12 of the annual proposed payment of R$ 19,000, pursuant to the Bidding Confirmation.

These installments are restated annually or at the legally applicable intervals, according to the IGP-M inflation index, starting in May 2001.

The main amount on the date of signature of the concession contract was R$ 570,000. This amount, restated monthly according to the variation of IGP-M, totaled R$ 1,130,521, distributed as follows:

	Nominal Value	Present Value
Payments made until December 2009	107,512	107,512
2010	37,918	36,356
2011	36,712	32,477
2012	36,712	29,968
2013	36,712	27,653
After 2013	874,955	277,972
	1,130,521	511,938

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

2)     Leases and rents

			December 31,
	2009	2008	2007
Facilities	12,100	9,668	6,845
Copying machines	3,353	3,408	3,443
Other	699	775	860
(-) PIS and COFINS credits	(1,262)	(345)	-
(-) Transfers to p,,p,,&e, in progress	(1,183)	(707)	(383)
	13,707	12,799	10,765

Copel’s estimate for expenses with property rentals in 2010 is basically the same as 2009, plus contractual monetary adjustment rates. Management belives that there are no risks in connection with contract termination,

Of the total R$ 12,100 spent in rental of properties, R$ 8,300 refer to the rental of the Km 3 Center facilities, signed by Copel and the Copel Foundation, and which is the most significant rental agreement held by the Company. In future periods, the rent amount will be adjusted according to the variation of the market value of the facility.

34        Interest Income (Expenses), Net

			December 31,
	2009	2008	2007
Interest income
Income on tempory cash investments	171,821	205,046	144,357
Income from CRC transferred	-	-	-
to State Government (Note 9)	83,834	79,539	76,062
Penalties on overdue receivables	59,420	55,096	46,677
Interest on taxes paid in advance	27,168	10,113	15,612
Interest on Deferred Regulatory Assets - CVA	22,343	11,630	10,553
Fines	9,407	11,879	7,237
Interest and commissions on loan agreements	-	-	-
Monetary variation of CRC transferred to State Government (Note 9)	(18,196)	110,050	91,464
Other financial revenues	10,121	5,267	4,055
	365,918	488,620	396,017

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

		December 31,
	2009	2008	2007
(-) Interest expenses
Interest on loans and financing	149,134	210,136	230,203
PIS/PASEP-COFINS on interest on capital	39,644	36,198	31,132
Interest on Tax Recovery Program (Note 10.d.1)	90,164	-	-
Interest on R&D and EEP	13,252	14,522	11,267
IOF tax	9,619	8,354	14,831
Late fees, tax penalties, and other penalties	1,438	8,977	3,845
Interest on tax installments	2,092	-	-
Penalties - Tax Recovery Program (Note 10.d.1)	2.476	-	-
Monetary variations on Deferred Regulatory Liabilities - CVA	1,966	9,489	22,375
Monetary and exchange variations	(10,434)	68,341	8,025
Other financial expenses	943	38,240	54,096
	300,294	394,257	375,774
	65,624	94,363	20,243

35        Spot Market (CCEE)

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

Company's claim is substantially based on the fact that it conducted electricity sale transactions, which should not serve as basis for calculations made by the regulatory agency, only to fulfill contractual obligations to customers on the southeastern market, the estimated amount of calculation differences was approximately R$ 1,176,000 (adjusted as of December 31, 2009), which has not been recognized by the Company as a supplier liability.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

a) CIEN Contract Renegotiation(1)

In order to guarantee the supply under the signed agreement with CIEN, Copel has participated in all power sale mechanisms under the applicable legislation, pursuant to MME Ordinance no. 294/2006. The shortage of offer by power generators at the auctions of power from existing facilities (A-1) in 2007 and 2008, has not allowed Copel to fully make up for the lost supply under the CIEN contract.

(1) Technical information unaudited by the independent auditors.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Copel’s participation in adjustment auctions and the Mechanism for the Offsetting of Surpluses and Deficits (MCSD), has allowed the Company to partially make up for the CIEN volume, so that it will be able to fully meet the projected demand for 2009, 2010, 2011, and 2012.

In 2008, Copel had already made up for a part of the CIEN volume through the 2008 A-5 auction of power from new projects and a contract with the Jirau Power Plant, starting in 2013.

b) Current transactions at CCEE(1)

The accumulated balances of transactions carried out by the Company are:

	Copel Geração e Transmissão	Copel Distribuição	Elejor	UEG Araucária	December 31,
					2009	2008
Current assets (Note 6)
As of December 2008	642	14	-	105	761	9,931
From January through March 2009	225	-	-	-	225	-
From July through September 2009	10,095	747	-	-	10,842	-
From October through December 2009	27,758	140	883	-	28,781	-
	38,720	901	883	105	40,609	9,931
Current liabilities (Note 21)
As of December 2008	-	-	-	-	-	27,976
From October through December 2009	-	1,859	-	-	1,859	-
	-	1,859	-	-	1,859	27,976

Changes in spot-market energy amounts (CCEE) in 2009 are shown below:

	Amount to be settled	Settlement	Appropriation	Amount to be settled
	2008			2009
Current assets
As of December 2008	9,931	(8,824)	(346)	761
From January to March 2009	-	(23,024)	23,249	225
From July to September 2009	-	(19,613)	30,455	10,842
From October to December 2009	-	(9,151)	37,932	28,781
	9,931	(60,612)	91,290	40,609
(-) Current liabilities
Up to December 2008	27,976	(32,584)	4,608	-
From January to March 2009	-	(36,338)	36,338	-
From April to June 2009	-	(30,223)	30,223	-
From July to September 2009	-	(649)	649	-
From October to December 2009	-	-	1,859	1,859
	27,976	(99,794)	73,677	1,859
Net total	(18,045)	39,182	17,613	38,750

(1) Technical information unaudited by the independent auditors.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

36        Financial Instruments

a) Overview

The use of financial instruments by the Company is restricted to Cash and cash equivalents, Bonds and Securities, Accounts Receivable from government agencies, CRC Transferred to State Government, Loans and Financing, Debentures, and Suppliers.

b) Market Value of Financial Instruments

The market values of the Company’s main financial instruments as of December 31, 2009, which approximate to their book value, are shown below:

Financial Instruments Consolidated		Market Value		Book Value
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Cash and cash equivalents	1,696,152	1,813,576	1,696,152	1,813,576
Costumers and distributors	1,115,217	1,058,598	1,115,217	1,058,598
Accounts receivable from government agencies	132,191	172,854	132,191	172,854
CRC transferred to State Government	1,254,574	1,319,903	1,254,574	1,319,903
Bonds and securities (1)	119,064	70,438	119,062	69,065
Collaterals and escrow deposits - bonds as security (1)	113,310	150,761	113,308	150,761
Suppliers	719,325	711,989	719,325	711,989
Loans and financing	865,842	867,517	865,842	867,517
Debentures (2)	795,784	974,454	807,579	997,116
Suppliers - Eletrobras (Itaipu)	80,104	100,040	80,104	100,040
Suppliers - Petrobras (Compagas)	23,166	36,775	23,166	36,775

1) The market values of quotas in investment funds was calculated according to criteria established by the respective by-laws and ratified by the managing banks.

2) The market value of the Company’s debentures was calculated according to the Unit Price quote as of December 31, 2009, obtained from the National Association of the Financial Market Institutions (ANDIMA), and the value of Elejor’s debentures was obtained from C&D Distribuidora de Títulos e Valores Mobiliários.

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

The financial investments classified under cash and cash equivalents held by the Company comprise almost entirely securities with the rate of return based on the return of federal bonds. The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives, The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the electricity purchase agreement with Eletrobras (Itaipu) is recorded under Deferred Regulatory Assets and Liabilities - CVA as invoices are paid and it is passed on to customers in Copel Distribuição's annual tariff reviews.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results, Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

The Company’s exposure to foreign currency risk is shown below:

Foreign Currency	Assets	Liabilities	Net exposure
			2009
Collaterals and escrow accounts	24,195	-	24,195
Loans and financing	-	(92,643)	(92,643)
Suppliers
Eletrobras (Itaipu)	-	(80,104)	(80,104)
Petrobras (Compagas)	-	(23,166)	(23,166)
	24,195	(195,913)	(171,718)

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

According to the 2009 Annual Power Operation Plan, published annually at www.ons.org.br, the National System Operator projects a comfortable situation in terms of supply to the power market over the next 5 years, from May 2009 until December 2013, based on the probability analyses used in this kind of study. The criteria for guarantee of supply established by the National Power Policy Council (CNPE) (risk of power deficit below 5%) is easily met in all regions of Brazil during this five-year period)(1).

6)     Risk of non-renewal of concessions

Copel holds concessions for electricity generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mining and Energy with the support of ANEEL, If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

7)     Financial Instruments – Derivatives

Pursuant to CVM Ruling No. 550, dated October 17, 2008, Copel reviewed its transactions and did not identify any derivative instruments.

8)     Risk of failure to observe the construction schedule under Concession Contract No. 001/2007 – MME – Mauá Power Plant

In the event of failure to observe the construction schedule for the Mauá Power Plant, the members of Consórcio Energético Cruzeiro do Sul are subject to the penalties established in the applicable legislation, particularly those established under ANEEL resolutions, In addition to penalties, the members of the consortium are liable to fulfill the power sale agreements signed in the regulated environment (CCEARs), pursuant to ANEEL regulation.

Delays in the delivery of power from the Mauá Power Plant will need to be attributable to court orders which prevented the beginning of construction or interrupted it, i.e., an obligation affected by the acts of third-parties, particularly those of the government, or to an act of God or force majeure, In these circumstances, the concession contract itself provides for the waiver of liability of the concession holders.

d) Sensitivity Analysis

Copel conducted a sensitivity analysis for the financial instruments, in compliance with CVM Instruction No. 475, dated December 17, 2008, which requires the presentation of two additional risk scenarios with 25% and 50% deterioration of each risk variable. These scenarios may have impacts on the future income and/or cash flows of the Company, as shown below:

(1) Unaudited information.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Assumptions:

1)     Probable Scenario: maintenance of rates at the same levels observed in the average market expectations for 2010, according to the Focus Report issued the Brazilian Central Bank as of December 31, 2009;

2)     Adverse Scenario: deterioration of 25% compared to the baseline in the main risk factor for each financial instrument;

3)     Remote Scenario: deterioration of 50% compared to the baseline in the main risk factor for each financial instrument.

			December 31, 2009
Operation	Basis	Probable Scenario	Adverse Scenario	Remote Scenario
Financial Assets
Financial Investments	1,616,535	1,779,161	1,738,505	1,697,849
CRC transferred to State Government	1,254,574	1,311,031	1,296,917	1,282,803
	2,871,109	3,090,192	3,035,422	2,980,652
Financial Liabilities
Loans and financing
Foreign currency	92,643	93,111	116,389	139,667
National currency	773,199	819,635	831,243	842,852
Debentures	807,579	885,351	904,795	924,238
	1,673,421	1,798,097	1,852,427	1,906,757

This sensitivity analysis aims to measure the impact of changes in the market variables on each financial instrument used by the Company, The balances as of December 31, 2009 have been used as the basis for the projection of future balances as of December 31, 2010. The actual behavior of each debt balance will follow the respective contracts, and the balance of financial investments may fluctuate as the need or availability of cash is affected by the Company's regular operations and the operations of its subsidiaries and investees. Nevertheless, the settlement of transactions involving these estimates may result in different amounts than those estimated due to the inherent subjectivity of the process of preparation of sensitivity analyses.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

37        Related-Party Transactions

The main balances of related party transactions in Copel’s balance sheet are:

					December 31,
Related party / Nature of operation	Assets	Liabilities	Income	Assets	Liabilities	Income	Income
			2009			2008	2007
,
Controlling Shareholders
Government of the State of Paraná
Supply to final customers	57,137	-	79,088	74,150	-	95,461	94,286
Power bill installments	35,267	-	3,959	50,712	-	7,024	6,567
Telecommunications services	6,292	-	9,618	7,731	-	6,000	6,000
Telecom bill installments	4,113	-	560	6,231	-	1,018	934
CRC (Note 9)	1,254,574	-	65,638	1,319,903	-	189,589	167,526
ICMS (VAT) (Note 10)	113,825	164,756	-	89,331	132,998	-	-
Wages and social charges of transferred employees	2,155	-	-	2,185	-	-	-
Dividends payable	-	73,958	-	-	77,635	-	-
,
BNDES
Financing for investments in gas pipelines
Financing for investments in gas pipelines (N. 21.f)	-	12,743	(1,073)	-	19,637	(2,781)	(2,398)
Financing for the Mauá HPP and its Associated
Transmission System (Note 21.h)	-	-	(3,769)	-	-	-	-
,
BNDESPAR
Debentures (Note 22.b)	-	190,341	(21,133)	-	227,883	(26,862)	(27,378)
Dividends payable	-	51,193	-	-	54,218	-	-
,
Investees
Dona Francisca Energética
Purchase of power	-	5,100	(60,303)	-	5,128	(55,496)	(51,536)
,
Sanepar
Dividends receivable from Dominó Holdings	5,135	-	-	5,247	-	-	-
,
Senior management
Wages, social charges, and others (Note 33.c)	-	-	(10,267)	-	-	(9,421)	(8,778)
Pension and healthcare contributions (Note 25.c)	-	-	(222)	-	-	(140)	(90)
,
Other related parties
Petrobras
Lease of Araucária TPP (Note 1.g)	550	-	40,583	7,474	-	45,246	79,144
Suppy and transport of gas	188	-	11,422	949	-	11,302	14,140
Purchase of gas for resale	-	23,166	(135,256)	-	36,775	(163,748)	(132,510)
Advance payment to suppliers	8,290	-	-	3,196	-	-	-
,
Fundação Copel
Rent of facilities (Note 33.g.2)	-	-	(8,300)	-	-	(6,847)	(4,449)
Pension and healthcare plans (Note 25)	-	375,481	14,177	-	447,945	30,016	(13,851)
,
Instit, de Tecnol, p/ o Desenvolvimento - Lactec
Services rendered and R&D	23,419	211	(7,643)	11,509	16	(13,325)	(11,706)

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

The balances of transactions between the Company and its investees are shown in Note 16.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26,41% of the Company’s common shares and has the right to appoint two members of the Board of Directors, BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 20.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor), As of December 31, 2008, the outstanding debt was R$ 40,367 and R$ 23,391, respectively.

Eletrobras – Eletrobras holds 1,06% of the Company’s common shares; Copel, has obtained financing from Eletrobras, described in Note 20.

The amounts resulting from operating activities involving related parties are billed at the rates approved by the regulatory agency (ANEEL).

1) The amounts resulting from the operating activities of Copel Distribuição involving other related parties are billed at the rates approved by ANEEL, and those of Copel Telecomunicações are accounted for according to terms and conditions similar to those in effect in transactions with independent parties.

2) Agreement for renegotiation of power bills and Luz Fraterna Program bills with Copel Distribuição, in the original amount of R$ 84,883, and agreement for renegotiation of the bills for internet connection at public schools with Copel Telecomunicações, in the amount of R$ 12,000. These agreements were signed on April 20, 2007, for payment in 45 monthly installments, restated according to the SELIC interest rate, generating the financial revenues shown in the table above.

3) Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company set aside a provision in the amount of R$ 2,036 in connection with the 2008 and 2009 balances.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

4) BNDESPAR holds 26.41% of the Company’s common shares and has the right, under a shareholders’ agreement, to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 19, and a debenture issue agreement ( debentures), described in Note 20.b.

5) Power purchase agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on October 6, 2015.

6) These balances refer to transactions with Petrobras, which holds a 24.5% interest in Compagas, and with its subsidiaries, Petrobras Distribuidora S.A. - BR and Petrobras Gás SA – Gaspetro. The supply and transport of piped gas and the purchase of gas for resale are conducted at market prices and conditions. Advance payments to suppliers refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagas has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. In light of the prospects of increased consumption by the market, Company management believes it will consume the accumulated gas volumes as of December 31, 2009 in the next fiscal years.

7) The Institute of Technology for Development (LACTEC) was constituted on February 6, 1997 as a nonprofit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,970, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: Copel, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP). LACTEC has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by ANEEL. The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

38        Insurance

The types of risk coverage and the term of the Company’s main insurance policies are shown below:

	Expiration	Consolidated
Policy	date	Amount insured
Specified risks (a)	08/24/2010	1,834,870
Fire - Company-owned and rented facilities (b)	08/24/2010	368,907
Civil liability - Copel (c)	08/24/2010	6,000
Civil liability - Compagas (c)	08/30/2010	4,200
Engineering risks - Copel (d)	08/24/2010	dependent on each event
Domestic and international transport - export and import (e)	08/24/2010	dependent on each event
Multi-risk - Compagas (f)	08/10/2010	5,767
Multi-risk - Compagas (f)	09/20/2010	720
Multi-risk - Elejor (f)	06/05/2010	1,961
Vehicles (g)	05/20/2010	market value
Miscellaneous risks (h)	08/24/2010	717
Operational risks - Elejor (i)	09/25/2010	612,000
Operational risks - UEG Araucária (j)	05/31/2010	469,966
Insurance for indemnizations in Courts of Law (k)	02/05/2012	33,223

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

a) Insurance for specified risks

This policy covers substations and power plants, listing their main equipment and respective insured amounts, It provides basic coverage against fire, lightning strikes, explosions of any kind, and additional coverage for potential electrical damage, miscellaneous risks, and risk to electronics and computers.

b) Fire insurance

This policy covers both Company-owned and rented facilities and part of their contents, It ensures payment of reparations to the insurance holder or property owner for the damages resulting from basic fire hazards, lightning strikes, and explosions of any kind, plus additional coverage for windstorms.

c) Civil liability insurance

This insurance provides coverage for liability for involuntary damages, bodily and/or material and/or moral, caused to third-parties as a result of the Company’s commercial and/or industrial operations.

d) Insurance for engineering risks – Copel

This insurance provides coverage for risks of installation, assembly, disassembly, and testing of new equipment, particularly at substations and electricity plants. Policies are purchased for each risk event, according to the occurrence and need for coverage for risks of performing engineering services.

e) Transportation insurance

This insurance provides coverage for losses and damages caused to products transported by any appropriate means within both the domestic and foreign marketplaces and during import and export operations to and from foreign markets. Policies are purchased for each risk event, and are basically used to cover the transport of electrical, electronic, and telecommunications equipment.

f) Multi-risk insurance

This policy comprises the assets of the Company and provides coverage for potential damages caused by fire, lighting strikes, explosions, electrical malfunctions, risks to electronic equipment, recovery of records and documents, windstorms, smoke, and theft.

g) Vehicle insurance

This insurance covers the payment of reparations of damage suffered and expenses incurred as a result of risks to which Compagas’ 15 insured vehicles are subject, It provides basic coverage for the vehicles and additional and optional civil liability coverage for material, bodily, and moral damages caused to third-parties. Coverage limits for damages to third-parties are R$ 150 for material damages and R$ 300 for bodily damages, for each vehicle.

h) Insurance for miscellaneous risks – Copel

This insurance covers losses and material damage caused to the assets listed in the insurance policy by any accidents with an external cause, including transportation risks. This type of insurance covers mobile and/or stationary electric equipment, computers, and electronics. whether in use at the Company's facilities or leased or loaned to third-parties.

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

k) Insurance for indemnizations in Courts of Law

This insurance covers the settlement of final rulings in lawsuits against Compagas, It has the same standing as a judicial bond, replacing judicial deposits in cash, attachment of assets, and bank guarantees.

This performance bond is aimed at companies which, being under contract, are bound to guarantee to its customers that such contracts, as far as pricing, deadlines and other specifications, will be performed in full.  Public agencies within the direct or indirect public administration may also, pursuant to Law No. 8,666/93 and to Law No. 8,883/94, receive insurance policies as guarantee from its suppliers of goods and services, contractors, and public tender participants.

This type of insurance is designed to guarantee full performance of a contract, It does not cover damages but rather liabilities for breach of contract, and it is a form of contractual guarantee provided for by Brazilian law, which may replace bank guarantees, cash bonds, or government bonds.

39        Wholly-owned Subsidiaries

Shown below are the financial statements, reclassified for purposes of standardization of the chart of accounts, as of December 31, 2009, 2008 and 2007, of the following subsidiaries of Copel: Copel Geração e Transmissão (GET), Copel Distribuição (DIS), Copel Telecomunicações (TEL), Compagas (COM), Elejor (ELE), UEG Araucária (UEG), Copel Empreendimentos (CEM), Centrais Eólicas (CEO), and Dominó Holdings (DOM), In order to allow an analysis of the statement of operation by the nature of the expenses, the operating costs and expenses are presented in an aggregate form.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

ASSETS	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
2009

TOTAL ASSETS	5,384,160	5,929,073	256,770	263,264	610,415	658,550	399,106	9,490	307,547
CURRENT ASSETS	1,145,067	1,708,450	56,063	64,047	58,016	145,581	8,347	7,993	6,384
Cash and cash equivalents	784,032	192,468	31,889	41,177	19,581	131,257	8,043	7,849	812
Customers and distributors	235,752	835,788	-	19,993	16,326	-	-	83	-
Telecommunications services	-	-	12,079	-	-	-	-	-	-
Dividends receivable	3,931	-	-	-	-	-	-	-	5,135
Services in progress	18,497	73,975	-	-	-	-	-	-	-
CRC transferred to the State Government	-	49,549	-	-	-	-	-	-	-
Recoverable taxes	9,479	202,283	4,113	556	-	13,645	304	54	437
Deferred regulatory assets - CVA	-	218,500	-	-	-	-	-	-	-
Other regulatory assets	-	17,526	-	-	-	-	-	-	-
Collaterals and escrow deposits	72,061	19,626	-	195	21,631	27	-	-	-
Other receivables	11,632	22,565	816	955	478	652	-	7	-
Inventories	9,683	76,170	7,166	1,171	-	-	-	-	-
NONCURRENT ASSETS	4,239,093	4,220,623	200,707	199,217	552,399	512,969	390,759	1,497	301,163
Noncurrent receivables	137,614	1,701,435	11,063	30,474	240	245	-	-	91
Customers and distributors, net	-	51,377	-	21,067	-	-	-	-	-
Telecommunications services	-	-	1,011	-	-	-	-	-	-
CRC transferred to the State Government	-	1,205,025	-	-	-	-	-	-	-
Recoverable taxes	86,747	279,166	10,020	524	-	-	-	-	-
Deferred regulatory assets - CVA	-	98,963	-	-	-	-	-	-	-
Bonds and securities	40,103	-	-	-	-	-	-	-	-
Collaterals and escrow deposits	-	24,195	-	-	-	-	-	-	-
Judicial deposits	8,883	38,098	32	185	240	245	-	-	91
Advance payments to suppliers	-	-	-	8,290	-	-	-	-	-
Other receivables	1,881	4,611	-	408	-	-	-	-	-
Investments	403,750	4,250	-	2	-	-	390,759	-	298,153
Property, Plant, and Equipment	3,632,010	2,474,528	188,586	167,072	552,031	512,707	-	1,497	1
Intangible Assets	65,719	40,410	1,058	1,669	128	17	-	-	2,918

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

LIABILITIES	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
2009

TOTAL LIABILITIES	5,384,160	5,929,073	256,770	263,264	610,415	658,550	399,106	9,490	307,547
CURRENT LIABILITIES	893,028	1,299,058	20,920	56,800	89,770	3,685	-	5,645	4,959
Loans and financing	52,616	12,490	-	6,349	-	-	-	-	-
Debentures	-	-	-	-	36,957	-	-	-	-
Suppliers	121,657	433,800	5,158	24,275	3,337	2,604	-	2	7
Taxes and social contributions	133,505	282,590	2,706	11,848	2,734	367	-	27	300
Dividends due	473,108	206,481	1,156	8,228	7,150	-	-	5,616	4,647
Payroll and labor provisions	54,006	139,562	10,730	2,240	111	32	-	-	5
Post-employment benefits	5,969	15,501	990	-	-	-	-	-	-
Deferred regulatory liabilities - CVA	-	25,020	-	-	-	-	-	-	-
Other regulatory liabilities	-	8,315	-	-	-	-	-	-	-
Customer charges due	3,791	25,732	-	-	-	-	-	-	-
R&D and EEP	11,741	106,761	-	-	1,830	673	-	-	-
Concession charge - ANEEL grant	-	-	-	-	36,576	-	-	-	-
Other accounts payable	36,635	42,806	180	3,860	1,075	9	-	-	-
NONCURRENT LIABILITIES	829,432	1,454,348	16,394	17,030	419,109	3,600	-	-	4
Loans and financing	300,809	147,224	-	6,394	117	-	-	-	-
Debentures	-	-	-	-	153,384	-	-	-	-
Provisions for contingencies	213,223	229,129	1,983	320	190	3,053	-	-	4
Intercompany loans	-	658,724	-	-	265,418	-	-	-	-
Suppliers	196,863	-	-	-	-	-	-	-	-
Taxes and social contributions	-	82,114	-	8,953	-	547	-	-	-
Post-employment benefits	96,013	241,546	14,411	1,006	-	-	-	-	-
Deferred regulatory liabilities - CVA	-	25,020	-	-	-	-	-	-	-
Other regulatory liabilities	-	26	-	-	-	-	-	-	-
R&D and EEP	19,928	70,565	-	-	-	-	-	-	-
Other accounts payable	2,596	-	-	357	-	-	-	-	-
SHAREHOLDERS' EQUITY	3,661,700	3,175,667	219,456	189,434	101,536	651,265	399,106	3,845	302,584
Stock capital	3,505,994	2,624,841	194,755	111,140	69,450	707,440	397,983	3,061	113,368
Capital reserves	-	-	-	-	1,322	-	39,618	-	-
Profit reserves	155,706	550,826	24,701	78,294	30,764	-	-	784	189,216
Accumulated losses	-	-	-	-	-	(56,175)	(38,495)	-	-

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

STATEMENT OF INCOME	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
2009

OPERATING REVENUES	1,894,220	6,702,849	142,366	269,049	181,637	40,583	-	1,088	-
Electricity sales to final customers	161,174	3,096,604	-	-	-	-	-	-	-
Electricity sales to distributors	1,445,063	63,841	-	-	181,637	-	-	1,088	-
Use of main transmission grid	251,797	3,471,023	-	-	-	-	-	-	-
Telecommunications revenues	-	-	142,072	-	-	-	-	-	-
Distribution of piped gas	-	-	-	264,009	-	-	-	-	-
Leases and rents	1,136	57,178	-	-	-	40,583	-	-	-
Other operating revenues	35,050	14,203	294	5,040	-	-	-	-	-
DEDUCTIONS FROM OPERATING REVENUES	(273,075)	(2,812,768)	(24,582)	(56,167)	(8,669)	(3,754)	-	(350)	-
NET OPERATING REVENUES	1,621,145	3,890,081	117,784	212,882	172,968	36,829	-	738	-
OPERATING COSTS AND EXPENSES	(806,827)	(3,613,317)	(89,324)	(163,287)	(81,862)	(59,795)	(35)	(458)	(2,173)
Energy purchased for resale	(73,679)	(1,902,998)	-	-	(2,022)	-	-	-	-
Use of main transmission grid	(181,159)	(490,646)	-	-	(10,674)	(14,021)	-	-	-
Personnel and management	(195,554)	(549,050)	(38,822)	(9,867)	(1,767)	(380)	-	-	(27)
Pension and healthcare plans	13,356	(24,993)	(1,165)	(1,153)	-	-	-	-	-
Materials and supplies	(12,268)	(52,841)	(1,294)	(645)	(576)	(66)	-	(227)	(1)
Raw materials and supplies for electricity generation	(21,979)	-	-	-	-	(1,936)	-	-	-
Natural gas and supplies for gas business	-	-	-	(135,353)	-	-	-	-	-
Third-party services	(62,230)	(250,563)	(11,429)	(4,567)	(8,599)	(10,551)	(1)	(56)	(1,332)
Depreciation and amortization	(136,274)	(165,185)	(31,111)	(9,003)	(16,387)	(31,896)	-	(208)	(730)
Provisions and reversals	(31,352)	(102,886)	(1,564)	(32)	(190)	-	-	-	-
Concession charge - ANEEL grant	-	-	-	-	(35,905)	-	-	-	-
Other operating costs and expenses	(105,688)	(74,155)	(3,939)	(2,667)	(5,742)	(945)	(34)	33	(83)
OPERATING INCOME BEFORE FINANCIAL RESULTS AND EQUITY IN RESULTS OF INVESTEES	814,318	276,764	28,460	49,595	91,106	(22,966)	(35)	280	(2,173)
Interest income (expenses)	68,019	100,246	4,228	2,604	(45,756)	13,105	741	730	(428)
Result of equity in investees	(4,806)	-	-	-	-	-	(5,917)	-	22,670
OPERATING REVENUES (EXPENSES)	877,531	377,010	32,688	52,199	45,350	(9,861)	(5,211)	1,010	20,069
Provision for income tax and s, contribution	(220,340)	(27,270)	(7,645)	(16,733)	(15,244)	-	(144)	(226)	-
Deferred income tax and social contribution	(2,405)	(30,027)	(151)	(822)	-	-	-	-	-
INCOME (EXPENSES) FOR THE PERIOD	654,786	319,713	24,892	34,644	30,106	(9,861)	(5,355)	784	20,069

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

ASSETS	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
2008
TOTAL ASSETS	5,380,379	5,483,670	243,934	260,485	620,177	670,698	404,461	9,905	292,375
CURRENT ASSETS	1,261,255	1,603,722	48,259	80,942	51,478	136,090	7,785	8,200	7,199
Cash and cash equivalents	920,861	354,286	29,638	55,892	136	117,189	7,598	8,097	1,424
Customers and distributors, net	220,963	759,209	-	22,450	15,300	-	-	96	-
Telecommunications services, net	-	-	10,837	-	-	-	-	-	-
Dividends receivable	-	-	-	-	-	-	-	-	5,247
Services in progress	10,541	54,224	-	-	-	-	-	-	-
CRC transferred to the State Government	-	47,133	-	-	-	-	-	-	-
Recoverable Taxes	7,530	141,399	2,076	556	1,634	9,420	187	-	528
Deferred regulatory assets - CVA	-	111,098	-	-	-	-	-	-	-
Other regulatory assets	-	31,511	-	-	-	-	-	-	-
Collaterals and escrow accounts	79,079	37,208	-	-	34,042	29	-	-	-
Other receivables	11,858	19,504	557	1,508	366	9,452	-	7	-
Inventories	10,423	48,150	5,151	536	-	-	-	-	-
NONCURRENT ASSETS	4,119,124	3,879,948	195,675	179,543	568,699	534,608	396,676	1,705	285,176
Total other noncurrent assets	113,219	1,768,466	12,980	26,691	231	-	-	-	3
Customers and distributors, net	75	81,855	-	23,650	-	-	-	-	-
Telecommunications services	-	-	3,211	-	-	-	-	-	-
CRC transferred to the State Government	-	1,272,770	-	-	-	-	-	-	-
Recoverable Taxes	89,433	241,987	9,417	434	-	-	-	-	-
Deferred regulatory assets - CVA	-	53,494	-	-	-	-	-	-	-
Other regulatory assets	-	11,085	-	-	-	-	-	-	-
Collaterals and escrow deposits	-	37,868	-	-	-	-	-	-	-
Judicial deposits	21,830	64,698	352	115	231	-	-	-	3
Other receivables	1,881	4,709	-	2,492	-	-	-	-	-
Investments	412,646	2,474	-	2	-	-	396,676	-	281,524
Property, Plant, and Equipment	3,530,039	2,081,585	181,587	150,833	568,340	534,585	-	1,705	1
Intangible Assets	63,220	27,423	1,108	2,017	128	23	-	-	3,648

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

LIABILITIES	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
2008
TOTAL LIABILITIES	5,380,379	5,483,670	243,934	260,485	620,177	670,698	404,461	9,905	292,375
CURRENT LIABILITIES	942,890	1,124,075	21,960	66,455	75,516	5,901	-	1,228	5,626
Loans and financing	61,373	14,313	-	6,526	-	-	-	-	-
Debentures	-	-	-	-	25,767	-	-	-	-
Suppliers	68,791	415,006	5,287	38,769	4,597	3,501	-	2	4
Taxes and social contributions	128,827	206,295	1,922	8,842	1,209	375	-	1,226	383
Dividends payable	562,618	141,100	3,655	10,814	1,538	-	-	-	5,237
Payroll and labor provisions	39,664	109,161	8,737	1,421	119	41	-	-	2
Post-employment benefits	5,908	15,106	1,018	-	-	-	-	-	-
Deferred regulatory liabilities - CVA	-	28,327	-	-	-	-	-	-	-
Other regulatory liabilities	11,680	14,512	-	-	-	-	-	-	-
Regulatory assets	3,548	39,575	-	-	-	-	-	-	-
R&D and EEP	28,352	93,506	-	-	2,652	1,974	-	-	-
Concession charges - ANEEL grant	-	-	-	-	38,649	-	-	-	-
Other accounts payable	32,129	47,174	1,341	83	985	10	-	-	-
NONCURRENT LIABILITIES	808,528	1,317,310	18,050	23,828	466,875	3,671	-	-	4
Loans and financing	246,927	153,326	-	13,111	26,092	-	-	-	-
Debentures	-	-	-	-	202,116	-	-	-	-
Reserve for contingencies	183,421	191,483	958	284	-	3,053	-	-	4
Intercompany loans	-	597,227	-	-	238,060	-	-	-	-
Suppliers	237,807	-	-	-		-	-	-	-
Taxes and social contributions	-	20,869	-	8,041	-	618	-	-	-
Post-employment benefits	130,054	278,005	17,092	728	-	-	-	-	-
Deferred regulatory liabilities - CVA	-	2,373	-	-	-	-	-	-	-
Other regulatory liabilities	-	7,257	-	-	-	-	-	-	-
R&D and EEP	5,324	66,755	-	-	-	-	-	-	-
Deferred revenues	-	-	-	-	-	-	-	-	-
Other accounts payable	4,995	15	-	1,664	607	-	-	-	-
SHAREHOLDERS' EQUITY	3,628,961	3,042,285	203,924	170,202	77,786	661,126	404,461	8,677	286,745
Stock capital	3,400,378	2,171,928	194,755	85,143	69,848	707,440	397,983	3,061	113,368
Capital reserves	-	-	-	-	1,134	-	39,618	-	-
Profit reserves	228,583	870,357	9,169	85,059	6,804	-	-	5,616	173,377
Accumulated losses	-	-	-	-	-	(46,314)	(33,140)	-	-

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

STATEMENT OF OPERATIONS 2008	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM

OPERATING REVENUES	1,804,035	6,264,057	113,734	289,839	172,127	45,247	-	1,070	-
Electricity sales to final customers	165,006	2,804,767	-	-	2,538	-	-	-	-
Electricity sales to distributors	1,385,477	60,722	-	-	169,589	-	-	1,070	-
Use of main transmission grid	228,129	3,330,176	-	-	-	-	-	-	-
Telecommunications revenues	-	-	113,734	-	-	-	-	-	-
Distribution of piped gas	-	-	-	286,120	-	-	-	-	-
Other operating revenues	25,423	68,392	-	3,719	-	45,247	-	-	-
DEDUCTIONS FROM OPERATING REVENUES	(259,947)	(2,498,139)	(19,435)	(56,103)	(8,602)	(4,185)	-	(206)	-
NET OPERATING REVENUES	1,544,088	3,765,918	94,299	233,736	163,525	41,062	-	864	-
OPERATING COSTS AND EXPENSES	(747,100)	(3,173,767)	(77,569)	(190,381)	(93,464)	(54,327)	-	1,701	(2,149)
Electricity purchased for resale	(70,065)	(1,789,931)	-	-	(815)	-	-	-	-
Use of main transmission grid	(163,618)	(366,561)	-	-	(14,599)	(7,081)	-	-	-
Personnel and management	(163,277)	(462,382)	(32,570)	(7,641)	(1,574)	(402)	-	-	(16)
Pension and healthcare plans	(822)	(27,464)	(1,627)	37	-	-	-	-	-
Materials and supplies	(10,282)	(44,466)	(1,659)	(542)	(215)	(67)	-	(228)	(1)
Raw materials and supplies for energy generation	(19,577)	-	-	-	-	(2,230)	-	-	-
Natural gas and supplies for gas business	-	-	-	(163,846)	-	-	-	-	-
Third-party services	(59,795)	(207,434)	(12,295)	(4,454)	(7,573)	(13,159)	-	(478)	(1,373)
Depreciation and amortization	(140,360)	(176,081)	(29,731)	(9,364)	(16,483)	(31,722)	-	(209)	(730)
Reserve (reversals) for contingencies	(20,919)	(75,316)	3,081	(116)	-	-	-	2,625	(3)
Concession charge - ANEEL grant		-	-	-	(45,710)	-	-	-	-
Other operating costs and expenses	(98,385)	(24,132)	(2,768)	(4,455)	(6,495)	334	-	(9)	(26)
OTHER REVENUES (EXPENSES), NET	(138)	(7,034)	471	53	-	-	-	-	-
OPERATING INCOME BEFORE FINANCIAL RESULTS AND EQUITY IN RESULTS OF INVESTEES	796,850	585,117	17,201	43,408	70,061	(13,265)	-	2,565	(2,149)
Interest income (expenses)	23,956	146,909	3,603	5,924	(60,464)	12,471	816	3,110	(359)
Equity in results of investees (loss)	5,759	-	-	-	-	-	(655)	-	23,158
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	826,565	732,026	20,804	49,332	9,597	(794)	161	5,675	20,650
Income tax and social contribution	(205,537)	(100,483)	(5,237)	(15,791)	(3,121)	-	(170)	(1,117)	(6)
Deferred income tax and social contribution	(4,738)	(87,169)	(1,723)	(1,234)	-	-	-	-	-
NET INCOME (LOSSES) FOR THE YEAR	616,290	544,374	13,844	32,307	6,476	(794)	(9)	4,558	20,644

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

STATEMENT OF OPERATIONS 2007	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO
OPERATING REVENUES	1,682,165	6,140,711	92,799	273,119	158,038	164,913	-	504
Electricity sales to final customers	164,935	2,582,762	-	-	3,986	113	-	-
Electricity sales to distributors	1,275,980	76,221	-	-	154,052	85,656	-	504
Use of main transmission grid	196,488	3,416,988	-	-	-	-	-	-
Telecommunications revenues	-	-	92,799	-	-	-	-	-
Distribution of piped gas	-	-	-	265,954	-	-	-	-
Other operating revenues	44,762	64,740	-	7,165	-	79,144	-	-
DEDUCTIONS FROM OPERATING REVENUES	(238,836)	(2,396,337)	(14,148)	(50,507)	(7,989)	(10,459)	-	(18)
NET OPERATING REVENUES	1,443,329	3,744,374	78,651	222,612	150,049	154,454		486
OPERATING COSTS AND EXPENSES	(645,483)	(2,895,143)	(75,279)	(153,524)	(81,948)	(133,735)	(15)	(276)
Electricity purchased for resale	(55,490)	(1,412,068)	-	-	(1,678)	(34,917)	-	-
Use of main transmission grid	(169,278)	(548,597)	-	-	(15,062)	(10,205)	-	-
Personnel and management	(157,569)	(450,103)	(28,716)	(6,001)	(1,506)	(419)	-	-
Pension and healthcare plans	16,513	(1,536)	(226)	(811)	-	-	-	-
Materials and supplies	(11,272)	(50,423)	(950)	(425)	(81)	(35)	-	(180)
Raw materials and supplies for energy generation	10,673	-	-	-	-	(25,419)	-	-
Natural gas and supplies for gas business	-	-	-	(132,726)	-	-	-	-
Third-party services	(57,0354)	(192,088)	(11,263)	(3,450)	(6,608)	(10,813)	(15)	(10)
Depreciation and amortization	(137,7554)	(190,839)	(28,243)	(7,314)	(16,310)	(49,427)	-	(69)
Reserve (reversals) for contingencies	(5,1177)	(36,256)	(3,503)	(429)	-	-	-	-
Concession charge - ANEEL grant	-	-	-	-	(33,497)	-	-	-
Other operating costs and expenses	(79,1533)	(13,233)	(2,378)	(2,368)	(7,206)	(2,500)	-	(17)
OTHER INCOME (EXPENSES), NET	(31,9322)	(12,001)	(81)	-	-	1	-	-
OPERATING INCOME BEFORE FINANCIAL RESULTS AND EQUITY IN RESULTS OF INVESTEES	765,914	837,230	3,291	69,088	68,101	20,720	(15)	210
Interest income (expenses)	30,061 1	114,918	1,615	3,083	(60,117)	6,584	(649)	19
Equity in results of investees (loss)	1488	-	-	-	-	-	12,527	-
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	796,123	952,148	4,906	72,171	7,984	27,304	11,863	229
Income tax and social contribution	(205,4765)	(285,286)	(3,140)	(24,284)	(1,873)	(11,100)	-	(17)
Deferred income tax and social contribution	(4,7566)	10,943	1,522	-	-	4,675	-	-
NET INCOME (LOSSES) FOR THE YEAR	585,891	677,805	3,288	47,887	6,111	20,879	11,863	212

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

40        Segment Information

The Company’s business segments were represented by Copel S.A. (Holding) and its wholly-owned subsidiaries: Copel Geração e Transmissão S.A. (Generation and Transmission), Copel Distribuição S.A. (Distribution), Copel Telecomunicações S.A. (Telecom), Companhia Paranaense de Gás – Compagas, Centrais Elétricas do Rio Jordão S.A. – Elejor, Copel Empreendimentos Ltda, UEG Araucária and Centrais Eólicas do Paraná Ltda and Dominó Holdings S.A. (2009).

The Company evaluates and manages segment performance based on information generated from its statutory accounting records maintained in accordance with Brazilian GAAP and reflected in its consolidated financial statements.

Information on total segment assets as at December 31, 2009 and 2008, under Brazilian GAAP, is as follows:

	December 31
	2009	2008

Holding	10,148,860	9,774,440
Generation and Transmission	5,384,160	5,380,379
Distribution	5,929,073	5,483,670
Other	2,505,142	2,502,035
Eliminations	(10,133,739)	(9,886,898)

Total assets	13,833,496	13,253,626

In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form. These statements feature the results of operations of 2009 and 2008, not taking into account the equity in the results of subsidiaries.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

2009

FINANCIAL STATEMENT 2009	Generation and Transmission	Distribution	Other	Holding	Eliminations and noncontrolling interest	Copel consolidated

OPERATING REVENUES	1,894,220	6,702,850	634,723	-	(435,116)	8,796,677
Electricity sales to final customers	161,174	3,096,604	-	-	(4,091)	3,253,687
Electricity sales to distributors	1,445,063	63,841	182,725	-	(296,823)	1,394,806
Use of main transmission grid	251,797	3,471,023	-	-	(86,851)	3,635,969
Telecommunications revenues	-	-	142,072	-	(37,228)	104,844
Distribution of piped gas	-	-	264,009	-	(2,684)	261,325
Leases and rents	1,136	57,177	40,583	-	(1,200)	97,696
Other operating revenues	35,050	14,205	5,334	-	(6,239)	48,350
DEDUCTIONS FROM OPERATING REVENUES	(273,075)	(2,812,768)	(93,522)	-	-	(3,179,365)

NET OPERATING REVENUES	1,621,145	3,890,082	541,201	-	(435,116)	5,617,312

OPERATING COSTS AND EXPENSES	(789,588)	(3,598,442)	(396,268)	111,337	435,116	(4,237,845)
Energy purchased for resale	(73,679)	(1,902,998)	(2,022)	-	296,823	(1,681,876)
Use of main transmission grid	(181,159)	(490,646)	(24,695)	-	86,851	(609,649)
Personnel and management	(195,554)	(549,050)	(50,863)	(7,083)	-	(802,550)
Pension and healthcare plans	13,356	(24,993)	(2,318)	(222)	-	(14,177)
Materials and supplies	(12,268)	(52,841)	(2,810)	(13)	-	(67,932)
Raw materials and supplies - generation	(21,979)	-	(1,936)	-	2,684	(21,231)
Natural gas and supplies - gas business	-	-	(135,353)	-	-	(135,353)
Third-party services	(62,230)	(250,563)	(36,535)	(4,338)	47,558	(306,108)
Depreciation and amortization	(136,274)	(165,185)	(89,335)	(754)	-	(391,548)
Provisions and reversals	(31,352)	(102,886)	(1,786)	187,231	-	51,207
Concession charge - ANEEL grant	-	-	(35,905)	-	-	(35,905)
Compensation for use of water resources	(75,819)	-	(4,408)	-	-	(80,227)
Other operating costs and expenses	(12,630)	(59,280)	(8,302)	(63,484)	1,200	(142,496)

OTHER REVENUES (EXPENSES), NET	(17,240)	(14,875)	(668)	591	-	(32,192)

OPERATING INCOME BEFORE FINANCIAL RESULTS AND EQUITY IN RESULT OF INVESTEES	814,317	276,765	144,265	111,928	-	1,347,275

Interest income (expenses)	68,018	100,246	(24,778)	(77,865)	-	65,621
Equity in results of investees	(4,806)	-	16,753	1,048,689	(1,046,310)	14,326

OPERATING REVENUES (LOSSES)	877,529	377,011	136,240	1,082,752	(1,046,310)	1,427,222

Provision for income tax and s, contribution	(220,340)	(27,270)	(39,992)	-	-	(287,602)
Deferred income tax and social contribution	(2,405)	(30,026)	(973)	(56,319)	-	(89,723)
Minority interests	-	-	-	-	(23,470)	(23,470)

INCOME (LOSSES) FOR THE PERIOD	654,784	319,715	95,275	1,026,433	(1,069,780)	1,026,427

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

2008

Financial Statements 2008	Generation and Transmission	Distribution	Other	Holding	Eliminations and noncontrolling interest	Copel consolidated
OPERATING REVENUES	1,804,035	6,264,057	622,017	-	(384,714)	8,305,395
Electricity sales to final customers	165,006	2,804,767	2,538	-	(3,431)	2,968,880
Electricity sales to distributors	1,385,477	60,722	170,659	-	(253,764)	1,363,094
Use of main transmission grid	228,129	3,330,176	-	-	(85,207)	3,473,098
Telecommunications revenues	-	-	113,734	-	(33,130)	80,604
Distribution of piped gas	-	-	286,120	-	(2,411)	283,709
Leases and rents	891	50,245	45,246	-	(1,067)	95,315
Other	24,532	18,147	3,720	-	(5,704)	40,695
DEDUCTIONS FROM OPERATING REVENUES	(259,947)	(2,498,139)	(88,531)	-	-	(2,846,617)
NET OPERATING REVENUES	1,544,088	3,765,918	533,486	-	(384,714)	5,458,778
OPERATING COSTS AND EXPENSES	(747,100)	(3,173,767)	(416,189)	(29,713)	384,792	(3,981,977)
Electricity purchased for resale	(70,065)	(1,789,931)	(815)	-	245,725	(1,615,086)
Use of main transmission grid	(163,618)	(366,561)	(21,680)	-	85,207	(466,652)
Personnel and management	(163,277)	(462,382)	(42,203)	(5,965)	-	(673,827)
Pension and healthcare plans	(822)	(27,464)	(1,590)	(140)	-	(30,016)
Materials and supplies	(10,282)	(44,466)	(2,712)	(14)	-	(57,474)
Raw materials and supplies – electricity generation	(19,577)	-	(2,230)	-	2,533	(19,274)
Natural gas and supplies - gas business	-	-	(163,846)	-	-	(163,846)
Third-party services	(59,795)	(207,434)	(39,332)	(3,909)	42,222	(268,248)
Depreciation and amortization	(140,360)	(176,081)	(88,239)	(63)	-	(404,743)
Provisions and reversals	(20,919)	(75,316)	5,587	(8,246)	-	(98,894)
Concession charge - ANEEL grant	-	-	(45,710)	-	-	(45,710)
Compensation for use of water resources	(81,493)	-	(5,020)	-	-	(86,513)
Other operating costs and expenses	(16,892)	(24,132)	(8,399)	(11,376)	9,105	(51,694)
OTHER REVENUES (EXPENSES), NET	(138)	(7,034)	524	(23,875)	-	(30,523)
OPERATING INCOME (LOSS) BEFORE FINANCIAL RESULTS AND EQUITY IN RESULTS OF INVESTEES	796,850	585,117	117,821	(53,588)	78	1,446,278
Interest income (expenses)	23,956	146,909	(34,899)	(41,525)	(78)	94,363
Equity in results of investees	-	-	22,979	(8,661)	-	14,318
INCOME (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	820,806	732,026	105,901	(103,774)	-	1,554,959
Income tax and social contribution	(205,537)	(100,483)	(25,442)	(20,602)	-	(352,064)
Deferred income tax and social contribution	(4,738)	(87,169)	(2,957)	(11,218)	-	(106,082)
Noncontrolling interest	-	-	-	-	(18,069)	(18,069)
INCOME (LOSS) FOR THE YEAR	610,531	544,374	77,502	(135,594)	(18,069)	1,078,744

Capital Expenditure	(91,669)	(495,198)	(60,779)	-	-	(647,646)

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

2007

STATEMENT OF OPERATIONS 2007	Generation and Transmission	Distribution	Other	Holding	Eliminations and noncontrolling interest	Consolidated
OPERATING REVENUES	1,682,165	6,140,711	689,373	-	(592,155)	7,920,094
Electricity sales to final customers	164,935	2,582,762	4,099	-	(4,116)	2,747,680
Electricity sales to distributors	1,275,980	76,221	240,212	-	(224,818)	1,367,595
Use of main transmission grid	196,488	3,416,988	-	-	(296,513)	3,316,963
Telecommunications revenues	-	-	92,799	-	(28,906)	63,893
Distribution of piped gas	-	-	265,954	-	(21,874)	244,080
Leases and rents	782	46,850	79,144	-	(1,009)	125,767
Other	43,980	17,890	7,165	-	(14,919)	54,116
DEDUCTIONS FROM OPERATING REVENUES	(238,836)	(2,396,337)	(83,121)	-	1,861	(2,716,433)
NET OPERATING REVENUES	1,443,329	3,744,374	606,252	-	(590,294)	5,203,661
OPERATING COSTS AND EXPENSES	(645,483)	(2,895,143)	(444,777)	(209,180)	590,294	(3,604,289)
Electricity purchased for resale	(55,490)	(1,412,068)	(36,595)	-	224,818	(1,279,335)
Use of main transmission grid	(169,278)	(548,598)	(25,267)	-	297,076	(446,067)
Personnel and management	(157,569)	(450,102)	(36,642)	(5,621)	217	(649,717)
Pension and healthcare plans	16,513	(1,536)	(1,037)	(89)	-	13,851
Materials and supplies	(11,272)	(50,423)	(1,671)	(6)	154	(63,218)
Raw materials and supplies – electricity generation	10,673	-	(25,419)	-	23,700	8,954
Natural gas and supplies - gas business	-	-	(132,726)	-	-	(132,726)
Third-party services	(57,035)	(192,088)	(32,159)	(5,249)	45,589	(240,942)
Depreciation and amortization	(137,755)	(190,839)	(101,363)	-	-	(429,957)
Provisions and reversals	(5,117)	(36,256)	(3,932)	(197,130)	-	(242,435)
Concession charge - ANEEL grant	-	-	(33,497)	-	-	(33,497)
Compensation for use of water resources	(69,472)	-	(4,466)	-	-	(73,938)
Other operating costs and expenses	(9,681)	(13,233)	(10,003)	(1,085)	(1,260)	(35,262)
OTHER INCOME (EXPENSES), NET	(31,932)	(12,001)	(80)	13,286	(382)	(31,109)
OPERATING INCOME (LOSS) BEFORE FINANCIAL RESULTS AND EQUITY IN RESULTS OF INVESTEES	765,914	837,230	161,395	(195,894)	(382)	1,568,263
Interest income (expenses)	30,061	114,918	(49,465)	(75,269)	(2)	20,243
Equity in results of investees	-	-	-	9,509	-	9,509
INCOME (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	795,975	952,148	111,930	(261,654))	(384)	1,598,015
Income tax and social contribution	(205,476)	(285,286)	(40,414)	(4,992)	-	(536,168)
Deferred income tax and social contribution	(4,756)	10,943	6,197	63,469	-	75,853
Noncontrolling interest	-	-	-	-	(31,090)	(31,090)
INCOME (LOSS) FOR THE YEAR	585,743	677,805	77,713	(203,177)	(31,474)	1,106,610

Capital Expenditure	(57,809)	(412,950)	(45,724)	-	-	(516,483)

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

41        Summary of principal Differences between Brazilian GAAP and U.S. GAAP

(a)        Description of the GAAP differences

Copel's accounting policies comply with Brazilian GAAP and its consolidated financial statements are prepared in accordance with Brazilian GAAP, Notes 4 and 5 to the financial statements summarize the accounting policies adopted by the Company. Accounting policies that differ significantly from accounting principles generally accepted in the United States of America ("U.S. GAAP") are summarized as follows.

Effective January 1, 2009, Company adopted the requirements of ASC 810 “Consolidation” (SFAS no. 160) for non-controlling interests in consolidated financial statements. Presentation of prior periods have been retrospectively adjusted to contemplate this adoption.

a(i)       Supplementary Accounting for Inflation in 1996 and 1997 for U.S GAAP

Under Brazilian GAAP, accounting for inflation was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments (together denominated permanent assets), special obligations and shareholders' equity, and reported the net charge or credit in the statement of operations. However, under U.S. GAAP, Brazil ceased to be treated as a high inflationary economy only as from January 1, 1998. Accordingly the financial information for purposes of U.S. GAAP should include the effects of the variation in the inflation index, Index - Internal Availability (IGP-DI), on permanent assets. The IGP-DI index increased by 9,3% in 1996 and 7,5% in 1997.

For purposes of the U.S. GAAP reconciliation, shareholders' equity under U.S. GAAP was increased by R$ 141,150 and R$ 329,583 as of December 31, 2009 and 2008, respectively, due to the additional inflation restatement adjustments, net of depreciation. The amounts related to historical cost generated increases in depreciation and amortization charges of R$ 156,166, R$ 159,856 and R$ 158,817 in 2009, 2008 and 2007, respectively.

a(ii)      Concession arrangements

When concessions expire unrenewed, the property, plant and equipment reverts to the Brazilian government and under Brazilian legislation. Copel is required to be reimbursed by the Brazilian government for the amounts recorded in local books of such assets at that time. Under Brazilian GAAP, property, plant and equipment are recorded at construction cost or purchase price and are depreciated over their useful lives. All existing infrastructure assets were acquired by Copel with none being received as a result of the concession agreement.

Under U.S. GAAP the individual property, plant and equipment accounting balances may be higher or lower than the Brazilian GAAP balances due to supplementary accounting for inflation in 1996 and 1997, the capitalization of interest costs related to construction in progress, indemnification costs and fair value adjustments on acquisition as described in Note 41.a(iv) to the December 31, 2009 financial statements. Under U.S. GAAP property, plant and equipment are depreciated over their useful lives to this salvage or residual value at the end of the concession period. The residual value at the expiration of the concession agreement recorded in local book of the property, plant and equipment, will be equal to the amount to be reimbursed by the Brazilian government at that time.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

a(iii)     Statement of cash flows

By Requirement of Law 11,638/07 and 11,941/09, the Cash Flow Statements presented on pages F-07 and F-08 are now mandatory, under BRGAAP, in replacement of the Statement of Changes in Financial Position. The Statements of Cash Flows are presented in accordance with Brazilian GAAP (CPC 03 Cash Flow) and aligned with International Accounting Standard No. 7, describing cash flows from operating, financing and investing activities.

As mentioned in Note a (vi) below, the Company has adopted the provisions of ASC 810 “Consolidation” during 2009, with presentation and disclosure requirements applied retrospectively to comparative financial statements. This standard provides that a non-controlling interest in an operating subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. As such, based on this new presentation requirements, decreases in non-controlling interest resulting from payments of interest in shareholders’ equity or dividends would be presented as financing activities in the statement of cash flows under U.S.GAAP. This change in presentation under US GAAP would increase the cash provided by operating activities and the cash used in financing activities presented in accordance with accounting practices adopted in Brazil in the amount of R$ 9,422, R$ 2,438 and R$ 486 for the years ended December 31, 2009, 2008 and 2007, respectively.

a(iv)     Regulatory accounting policies

a(iv).1   Capitalization of interest costs relating to construction in progress

Under Brazilian energy sector regulatory accounting, since March 1999 Copel imputed interest on shareholders' funds applied in construction in progress and such interest was capitalized, Additionally, as from December 31, 1995 Copel started capitalizing interest costs and related monetary and exchange variations of borrowed funds to construction in progress.

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

a(iv).2   Indemnification costs

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

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

a(v)      General accounting policies

a(v).1    Pension and other benefits

Under Brazilian GAAP, up to 2000, the pension and other retirement benefit costs were recognized when contributions were made to the plans. As from 2001, the Company recognized the pension and other post-retirement benefits costs in accordance with Deliberation CVM 371/2000, which is similar to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 87 - "Employers' Accounting for Pensions" and SFAS No. 106 - "Employers' Accounting for Post-retirement Benefits Other than Pensions" (subsequently codified within ASC 715 “Compensation-Retirement Benefits”), however, differences arise on the determination and amortization of actuarial gains and losses and the net transitional obligation due to the different dates on which the respective standards were first applied.

Under U.S. GAAP, SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”, amended in 2006 by SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (subsequently codified within ASC 715 “Compensation-Retirement Benefits”) require recognition of costs on a more comprehensive accrual basis. Under ASC 715, U.S. GAAP requires the recognition of either an asset or a liability, stated at fair value, for the difference between projected benefit obligations (as defined in SFAS No. 87 and SFAS No. 106) and plan assets, and all the changes in that funded status to be recognized through comprehensive income, ASC 715 also establishes the measurement date of plan assets and obligations as the date of the employer's fiscal year end, and provides for additional annual disclosures. The disclosures required by ASC 715 are presented in Note 41.c.(iii) below.

Under Brazilian GAAP, for the health care plan, the Company has opted by the entire actuarial results recognition during the year. For U.S. GAAP purposes, such recognition is based on the corridor method.

a(v).2    Goodwill and concession intangible asset adjustments

Sercomtel S.A. - Telecomunicações and Sercomtel Celular S.A.

Under Brazilian GAAP the goodwill on the purchase of the 45% interest in Sercomtel S.A. - Telecomunicações and Sercomtel Celular S.A. was totally amortized over ten years up to December 31, 2008.

For U.S. GAAP reconciliation purpose, the Company, according to ASC 350 “Intangibles – Goodwill and Other” (SFAS no. 142), stopped amortizing goodwill as from January 1, 2002 and reviewed it for impairment in accordance with paragraph 19(h) of ASC 323 “Investments – Equity Method and Joint Ventures” (APB no. 18). The reversal of the amortization recorded under BR GAAP for the year ended December 31, 2008 was R$ 1,791 and for the year ended December 31, 2007 was R$ 4,808.

For Brazilian GAAP purposes, the Company recorded provision for impairment in the amounts of R$ 6,195 for Sercomtel Celular S.A. and of R$ 35,927 for Sercomtel S.A. – Telecomunicações, for the balances at December 31, 2009. For U.S. GAAP purposes, the Company has recorded an additional impairment losses in the amounts of R$ 3,703 for  Sercomtel Celular S.A. and of R$ 26,936 for Sercomtel S.A. – Telecomunicações, either for the balances at December 31, 2009.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Centrais Elétricas Rio Jordão - Elejor

In 2004, the Company acquired 30% of the common shares of Elejor and recorded R$ 22,626 of concession intangible asset under Brazilian GAAP. Under U.S. GAAP, fair values were assigned to assets acquired and liabilities assumed and the residual of consideration paid over the fair value of assets and liabilities was recorded as concession intangible asset in the amount of R$ 24,349. The difference between concession intangible asset calculated under Brazilian GAAP and U.S. GAAP is represented by fair value adjustments at December 31, 2009:

2009

Concession intangible asset recorded under Brazilian GAAP – 30% of Elejor’s common shares	19,798
Fair value adjustments	4,551

Concession intangible asset recorded under U.S. GAAP – 30% of Elejor’s common shares	24,349

No intangible impairment was identified for this concession intangible.

Copel Empreendimentos Ltda.

In 2006, the Company acquired the quotas of El Paso Empreendimentos Ltda, parent company of UEG Araucária, and changed its name to Copel Empreendimentos Ltda, as described in Note 41.a.(v)12. As a result of this acquisition, Copel recorded R$ 53,954 of concession intangible asset under Brazilian GAAP, which started amortization in 2007.

a(v).3    Equity in results of investees

Law No. 11,638/07 and 11,941/09 have changed the affiliate concept and the application scope of the equity method. As of January 1 2008, the investments in affiliates where the company has significant influence: (i)in which an investor participates with more than 20% of the investees common stock; (ii) that they are part of the same economic group; (iii) are under common control, will be evaluated by the equity method of accounting.

Under U.S. GAAP, the equity method is only required for investments with significant influence as established in ASC 323 “Investments-Equity Method and Joint Ventures”. During 2008, the Company increased its interest in Dominó Holdings S.A. from 15% to 45%, accordingly, under U.S. GAAP, from 2008 this investment should be accounted for using equity method.

In addition, under Brazilian energy regulatory accounting, equity in results of investees is recognized in a special caption in the statement of operations before the caption other income (expenses). Under U.S. GAAP equity in results of investees is classified in the statement of operations in a caption before income tax expenses.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

a(v).4    Adjustment on equity interest in joint-controlled subsidiary consolidated proportionately under Brazilian GAAP

As from January 14, 2008 Dominó Holdings S.A. is accounted for using proportional consolidation under Brazilian GAAP, Under USGAAP, it is accounted for using equity method.

Sumarized balance sheet, statement of income and cash flow information as of and for the year ended December 31, 2009 of Dominó Holdings S.A. under Brazilian GAAP are presented in Note 18 item “d”. The effect of this adjustment is included as adjustment on equity interest of joint controlled subsidiary consolidated proportionally under Brazilian GAAP, a line item in the reconciliations of net income and shareholder’s equity.

a(v).5    Deferred charges

With the adoption of Law 11,638/07 and 11,941/09 the accounting treatment of “Deferred Charges” has changed for Brazilian GAAP.

With such changes and considering that the Company applied the requirements of Law 11,638/07 retroactively as from January 1, 2006, Brazilian GAAP and U.S. GAAP treatment for research and development and pre operating costs became similar.

For Brazilian GAAP, the accounting group “Deferred Charges” was extinguished and as of January 1, 2006. Balances registered in this caption were reclassified to Property, Plant and Equipment, Intangible assets or, if they do not fulfill the requirements to be classified in those groups, they were treated as expenses.

For U.S. GAAP, the amounts previously recognized as expenses remained written off.

a(v).6    Tax incentives recognition

Until 2007, under Brazilian GAAP, tax incentives gains are recorded directly against shareholders’ equity. For 2007 the tax incentives gains amounted to R$ 21,047.

Under U.S. GAAP, tax incentives gains are recorded in the statement of operations.

From January 1st, 2008 on, Law No. 11,638/07 and 11,941/09 have changed the Brazilian GAAP accounting treatment for tax incentives to record gains in the statement of operations.

a(v).7    Income taxes

Under Brazilian GAAP, deferred income tax liabilities are recognized based on the amount of future expected taxes to be paid. Deferred income tax assets related to deductible temporary differences or tax loss carryforwards are recognized when there is a reasonable certainty that the Company will generate profits against which it can offset such an asset. In addition, there are no expiration dates for the tax loss carryforwards.

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

According to U.S. GAAP, the Company has recorded deferred tax assets and liabilities for income tax and social contribution tax, as presented below:

	As of December 31
	2009	2008
Deferred tax asset under U.S. GAAP	427,498	465,083
Deferred tax liability under U.S. GAAP	(224,558)	(332,756)

Net deferred tax asset under U.S. GAAP	202,940	132,327

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods for which deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax assets is considered realizable; however, could be reduced in the near term if estimates of future taxable income are reduced.

The Company adopted the provisions of ASC 740 “Income Tax” as from January 1, 2007 and recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As a result of the implementation of ASC 740, the company did not record any further tax benefit or a liability related to uncertainty in income taxes, beyond those already recorded under Accounting practices adopted in Brazil (note 10).

The Company and its subsidiaries file federal income tax returns only in Brazil. For years before 2004, the Company is no longer subject to Brazilian federal income tax examinations. All income before taxes, Noncontrolling interest and related income taxes are from Brazilian sources. The main lawsuits challenges by the Brazilian Revenue Service are described in note 10. Management, based on the opinion of the legal counsel, considers that there are no significant risks that are not covered by liabilities already recorded or that would result in a material change to its financial position or results of operations. The Company cannot predict that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

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

Under U.S. GAAP, ASC 220 “Comprehensive Income” (SFAS no. 130), requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity. For U.S. GAAP reconciliation purposes, the amounts related to the  initial transition obligation and unrecognized gains (losses) of the pension plan and the related deferred tax effect were recorded as adjustments directly to equity and have been considered as other comprehensive income.

The components of accumulated other comprehensive income are as follows:

	December 31
	2009	2008
Unrecognized gain on pension plan	346,158	638,265
Income tax	(117,694)	(217,010)

Total accumulated other comprehensive income	228,464	421,255

a(v).9    Earnings per share

Under Brazilian GAAP net income or loss per share is calculated based on the number of shares outstanding at the balance sheet date. Under U.S. GAAP, the earnings per share calculation takes into account common stock equivalents and the weighted average number of shares outstanding during the reporting period. Also, U.S. GAAP requires the computation of diluted earnings per share, which is not a practice under Brazilian GAAP. For all periods presented the Company does not have any potential common stock equivalents that could have a dilutive effect.

Since the preferred and common shareholders have different dividends, voting and liquidation rights, basic and diluted earnings per share have been calculated using the ''two-class'' method. The ''two-class'' method is an earnings allocation formula that determine earnings per share for preferred and common stock according to the dividends declared as required by the Company's by-laws and participation rights in undistributed earnings calculated in accordance with the rights to dividends of each class of shares as discussed on Note 30 (a).

The basic and dilutive earnings per share are presented on the table in Note 41 b(ii).

Earnings per share data is presented per thousand shares. Such presentation is consistent with the practice in Brazil of trading and quoting shares in share lots.

a(v).10  Impairment of long-lived assets

There were no differences relating to impairment provisions, between Brazilian GAAP and U.S. GAAP financial statements, and there were no circumstances or events to require the impairment tests to be performed for U.S. GAAP, for the years presented based on analysis performed, Copel has not identified the need to record a provision for impairment of its long-lived assets under US GAAP, except for the impairment provision recorded for the balances of the investment and goodwill related to Sercomtel S.A. – Telecomunicações and Sercomtel Celular S.A.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

a(v).11  Centrais Elétricas do Rio Jordão S.A. - Elejor

Acquisition of Elejor

As of December 18, 2003, the Company acquired from Triunfo Participações e Investimentos S.A. 30% of the common shares of Elejor. Accordingly, the Company holds 70% of the shareholding control of Elejor and 35% of the total shares of Elejor.

Under U.S. GAAP, the Company has recorded such acquisition based on the fair value of the assets acquired and liabilities assumed in accordance with the purchase method of accounting pursuant to ASC 805.

Payment of concession

Elejor signed the concession agreement on October 25, 2001 which has a term of 35 years for the Santa Clara and Fundão hydroelectric plants. Elejor will pay the Federal Government for the exploitation of hydro-electrical resources, from the sixth through the end of the 35th year, with annual payments of R$ 19 million (original amount), payable in monthly installments, beginning on October 25, 2006. This amount is monetarily adjusted, on an annual basis, by the IGP-M. As of December 31, 2009, the contractual obligation, monetarily adjusted, for the payments through the end of the concession totaled R$ 1,130,521 (2008 – R$ 1,137,521), equivalent to R$ 357,906 (2008 – R$ 349,448) at its present value. The discount rate used for determining the present value was 11% p.y. for 2009 and 2008.

Under Brazilian GAAP, the costs related to the contractual obligations for the payments through the end of the concession are recorded similar to rental agreements (operating leases).

Under U.S. GAAP, the contractual obligations were recorded at present value as a liability, with an offsetting entry as intangible assets, at the date of the acquisition of the concession. As from that date, the reversal of the present value of the liability was recorded as an increase on the intangible assets until the related PP&E became operational and as a financial expense that date from. The intangible asset recorded is realized through amortization considering the period from the beginning of operations of related PP&E and the remaining term of the concession.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

				2009
	Concession liability	Intangible asset	Amounts recorded in shareholders' equity	Amounts recorded in statements of operations
Net present value at the date of the acquisition of the concession	98,028	98,028	-	-
Increase of the liability as a result of monetary adjustment and present value adjustment reversal	259,878	165,892	(93,986)	(8,458)
Amortization of intangible concession asset		(34,049)	(34,049)	(8,798)
Amounts recorded as of and for the year ended December 31, 2009 under U.S. GAAP	357,906	229,871	(128,035)	(17,256)

Liability recorded under Brazilian GAAP as of December 31, 2009	36,576	-	36,576	(2,073)

				2008
	Concession liability	Intangible asset	Amounts recorded in shareholders' equity	Amounts recorded in statements of operations
Net present value at the date of the acquisition of the concession	98,028	98,028	-	-
Increase of the liability as a result of monetary adjustment and present value adjustment reversal	251,420	165,892	(85,528)	(52,355)
Amortization of intangible concession asset	-	(25,251)	(25,251)	(8,797)
Amounts recorded as of and for the year ended December 31, 2008 under U.S. GAAP	349,448	238,669	(110,779)	(61,152)

Liability recorded under Brazilian GAAP as of December 31, 2008	38,649		38,649	11,565

				2007
	Concession liability	Intangible asset	Amounts recorded in shareholders' equity	Amounts recorded in statements of operations
Net present value at the date of the acquisition of the concession	98,028	98,028	-	-
Increase of the liability as a result of monetary adjustment and present value adjustment reversal	199,065	165,892	(33,173)	(13,883)
Amortization of intangible concession asset	-	(16,454)	(16,454)	(9,168)
Amounts recorded as of and for the year ended December 31, 2007 under U.S. GAAP	297,093	247,466	(49,627)	(23,051)

Liability recorded under Brazilian GAAP as of December 31, 2007	27,084	-	27,084	(5,086)

a(v).12 Acquisition of Copel Empreendimentos Ltda, (former El Paso Empreendimentos e Participações Ltda.)

In 2006, the Company has acquired 60% of of capital quotas of UEG Araucária. Under U.S. GAAP, the Company has recorded such acquisition based on the fair value of the assets acquired and liabilities assumed in accordance with the purchase method of accounting pursuant to ASC 805 “Business Combinations” (SFAS no. 141).

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

 The purchase price allocation identified an intangible asset related to the right to explore UEG Araucária generation concession. The total amount assigned to the intangible asset will be amortized from October 2006 (beginning of UEG operations) to December 22, 2029 (date the concession expires), therefore resulting in an annual amortization rate of 4,3%. The amortization expense recorded under U.S. GAAP was R$ 7,914 in the years ended 2009, 2008 and 2007.

a(v).13 Acquisition of Centrais Eólicas do Paraná

In September, 2007, Copel Geração S/A acquired Wobben Windpower’s 70% interest in Centrais Eólicas do Paraná. The amount paid for this acquisition was R$ 2,143. After this operation, Copel Participações S/A and Copel Geração e Transmissão S/A became the owners of Ceopar.

The purchase price allocation identified a negative goodwill which was allocated as a pro rata reduction of the property, plant and equipment amounts. The total amount assigned to property, plant and equipment will be amortized from over the useful lives of the respective assets.

a(v).14 Acquisition of Dominó Holdings S.A.

              As described in Note 18(d), on January 14, 2008 Copel has acquired 30% interest of the share capital of Dominó Holdings S.A..

              Under U.S. GAAP, the Company has recorded such acquisition based on the fair value of the assets acquired and liabilities assumed in accordance with the purchase price method of accounting to ASC 805.

The purchase price allocation identified a negative goodwill which has been allocated to investments. The differences between the cost of the investments and the amount of the underlining equity in net assets of the investee is accounted for as if the investee were a consolidated subsidiary, thus representing for US GAAP purposes, a reduction of depreciation expenses in the amount of R$ 3,720 in the years ended December 31, 2009 and 2008.

a(v).15 Financial statement note disclosures

Brazilian GAAP in general requires less information to be disclosed in the notes to the financial statements than U.S. GAAP. The additional disclosures required by U.S. GAAP, which are relevant to the accompanying financial statements, are included herein.

a(v).16 Reclassifications

Reserves for contingencies

Under Brazilian GAAP, the reserves for contingencies are stated net of their corresponding judicial deposits in the financial statements.

Under U.S. GAAP, the balances of the provisions for contingencies and their corresponding judicial deposits are recorded gross. Accordingly, noncurrent assets and noncurrent liabilities under U.S. GAAP

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

would be increased by R$ 85,567 and R$ 60,017 at December 31, 2009 and 2008, respectively. This difference has no net income or shareholders’ equity effect.

a.(vi)    Presentation of non-controlling interest

Under Brazilian GAAP non-controlling interest is reported in the consolidated balance sheet in the mezzanine section between liabilities and equity. Also, net income attributable to non-controlling interest is reported as an expense in arriving at consolidated net income.

ASC 810 “Consolidation” (SFAS no. 160) clarifies that a non-controlling interest in an operating subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated statement of operations of the amounts attributed to the parent and to the non-controlling interest. This statement was effective prospectively for fiscal years beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements. Effective January 1, 2009, the Company adopted the provision of this statement and applied its presentation requirements retrospectively.

(b)        Reconciliation of differences between Brazilian GAAP and U.S. GAAP

b(i)       Shareholders' equity reconciliation of the differences between Brazilian GAAP and U.S. GAAP

		December 31,
	Ref, to Note 41	2009	2008
Shareholders’ equity under Brazilian GAAP		8,830,061	8,053,087
Reclassification of noncontrolling interest under Brazilian GAAP	a.(vi)	253,537	239,567

Increase (decrease) due to remeasurement up to December 31, 1997, based on IGP-DI
Property, plant and equipment
Cost	a.(i)	5,033,201	5,065,468
Accumulated depreciation	a.(i)	(4,892,051)	(4,735,885)

		141,150	329,583

Different criteria for
Capitalization of interest during construction
Reversal of interest capitalized under Brazilian regulatory accounting, net of accumulated depreciation	a.(iv).1	(245,195)	(279,980)
Reversal of monetary and exchange variations and administrative expenses capitalized under Brazilian regulated accounting, net of accumulated depreciation	a.(iv).1	(298,954)	(285,885)
Capitalization of interest under U.S. GAAP	a.(iv).1	1,185,156	1,147,300
Depreciation of capitalized interest under U.S. GAAP	a.(iv).1	(864,676)	(826,762)
Reversal of indemnification costs, net of accumulated amortization	a.(iv).2	(214,811)	(208,894)
Pension Plan adjustment	a.(v).1	594,574	868,065
Reversal of goodwill amortization recorded in B.R. GAAP	a.(v).2	42,228	42,658
Impairment of goodwill for U.S. GAAP	a.(v).2	(30,639)	(29,613)
Reversal of equity in results of investees recognized under Brazilian GAAP	a.(v).3	(417)	(691)
Adjustment on equity interest in joint-controlled subsidiary consolidated proportionately under Brazilian GAAP,	a.(v).4	-	5,110
Deferred charges	a.(v).5	(3,593)	(5,172)
Reversal of concession agreement Elejor recognized under Brazilian GAAP	a.(v).11	36,576	38,649
Monetary adjustment and present value adjustment reversal on concession liability - Elejor	a.(v).11	(93,987)	(85,528)
Amortization of intangible concession asset – Elejor	a.(v).11	(34,049)	(25,251)
Reversal of amortization of deferred charges recognized under Brazilian GAAP – UEGA	a.(v).12	30,167	30,167
Amortization of intangible concession asset recognized under U.S. GAAP – UEGA	a.(v).12	(25,721)	(17,807)
Depreciation of property, plant and equipment underlying to the investment of Dominó Holdings S.A. and Centrais Eólicas Ltda.	a.(v).13 / a.(v).14	7,440	3,720
Deferred income tax effects on the adjustments above	a.(v).7	(70,120)	(230,457)

Shareholders' equity under U.S. GAAP		9,238,727	8,761,866
Shareholders'equity attributable to parent company		9,022,287	8,550,528
Shareholders'equity attributable to non-controlling interest		216,440	211,338

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

b(ii)      Net income reconciliation of the differences between Brazilian GAAP and U.S. GAAP

			Year ended December 31
	Ref, to
	Note 41	2009	2008	2007

Net income under Brazilian GAAP		1,026,433	1,078,744	1,106,610
Reclassification of noncontrolling interest under Brazilian GAAP	a.(vi)	23,469	18.069	31,090

Increase (decrease) due to remeasurement up to December 31, 1997-based on IGP-DI
Property, plant and equipment:
Cost	a.(i)	(32,267)	(24,801)	(26,530)
Depreciation	a.(i)	(156,166)	(159,856)	(158,817)

		(188,433)	(184,657)	(185,347)

Different criteria for
Capitalization of interest during construction
Reversal of interest capitalized under Brazilian regulatory accounting net of depreciation	a.(iv).1	34,785	34,979	44,315
Reversal of monetary and exchange variations and administrative expenses capitalized under Brazilian regulated accounting. net of depreciation	a.(iv).1	(13,069)	(6,366)	8,097
Capitalization of interest under U.S. GAAP	a.(iv).1	37,856	39,027	38,483
Depreciation of capitalized interest under U.S. GAAP	a.(iv).1	(37,914)	(35,453)	(35,463)
Reversal of indemnification costs, net of amortization	a.(iv).2	(5,917)	(6,284)	(94,438)
Pension - ASC 715	a.(v).1	21,096	70,064	(6,932)
Health-care - ASC 715	a.(v).1	(2,480)	(60,285)	(12,562)
Reversal of goodwill amortization recorded under BR GAAP	a.(v).2	(430)	4,893	7,719
Impairment of goodwill under US GAAP	a.(v).2	(1,026)	(25,926)	(3,687)
Reversal of equity in results of investees recognized under Brazilian GAAP	a.(v).3	274	(274)	80
Adjustment on equity interest in joint controlled subsidiary consolidated proportionally under Brazilian GAAP and impairment	a.(v).4	(5,110)	5,110	-
Deferred charges	a.(v).5	1,579	-	36
Reversal of concession agreement Elejor recognized under Brazilian GAAP	a.(v).11	(2,073)	11,565	(5,086)
Monetary adjustment and present value adjustment reversal on concession liability - Elejor	a.(v).11	(8,459)	(52,355)	(13,883)
Amortization of intangible concession asset - Elejor	a.(v).11	(8,798)	(8,797)	(9,168)
Reversal of amortization of deferred charges recognized under Brazilian GAAP – UEGA	a.(v).12	-	55	30,112
Amortization of intangible concession asset recognized underU.S. GAAP – UEGA	a.(v).12	(7,914)	(7,914)	(7,914)
Depreciation of property, plant and equipment underlying to the investment of Dominó Holdings S.A. and Centrais Eólicas Ltda.	a.(v).13 / a.(v).14	3,720	3,720	-
Tax incentives	a.(v).6	-	-	21,047
Deferred income tax effects on the adjustments above	a.(v).7	61,021	70,275	84,889

Net income under U.S. GAAP		928,610	948,190	997,998
Net income attributable to parent company		914,009	922,993	981,810
Net income attributable to non controlling interest		14,601	25,197	16,188

Other comprehensive income	a.(v).8	(192,791)	(3,731)	(42,104)

Comprehensive income under U.S. GAAP		735,819	944,459	955,894
Comprehensive income attributable to parent company		721,218	919,262	939,706
Comprehensive income attributable to non controlling interest		14,601	25,197	16,188

Net income per share in accordance with U.S. GAAP attributable to parent company

Common shares - Basic and Diluted	a.(v).9	3.19	3.22	3.43

Weighted average (thousand) common shares outstanding		145,031	145,031	145,031

Preferred shares Class A - Basic and Diluted	a.(v).9	4.18	4.17	4.37

Weighted average (thousand) preferred shares		396	398	399

Preferred shares Class B - Basic and Diluted	a.(v).9	3.51	3.54	3.77

Weighted average (thousand) preferred shares		128,228	128,226	128,225

Net income attributable to controlling shareholder allocated to:
Common shares		462,512	467,067	496,843
Preferred shares Class A		1,655	1,660	1,743
Preferred shares Class B		449,842	454,266	483,224

		914,009	922,993	981,810

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

b(iii)     Statements of changes in shareholders' equity in accordance with U.S. GAAP

	Equity attributable to parent company	Non-controlling interest	Total equity

Shareholders'equity under U.S. GAAP at December 31, 2006	7,221,144	185,451	7,406,595
Comprehensive income:
Net income	981,810	16,188	997,998
Other comprehensive income	(42,104)	-	(42,104)
Dividends - interest on equity	(267,750)	(5,469)	(273,219)

Shareholders'equity under U.S. GAAP at December 31, 2007	7,893,100	196,170	8,089,270
Comprehensive income:
Net income	922,993	25,197	948,190
Other comprehensive income	(3,731)	-	(3,731)
Dividends - interest on equity	(261,834)	(10,029)	(271,863)

Shareholders'equity under U.S. GAAP at December 31, 2008	8,550,528	211,338	8,761,866
Comprehensive income:
Net income	914,009	14,601	928,610
Other comprehensive income	(192,791)	-	(192,791)
Dividends - interest on equity	(249,459)	(9,499)	(258,958)

Shareholders'equity under U.S. GAAP at December 31, 2009	9,022,287	216,440	9,238,727

(c)        Additional disclosures required by U.S. GAAP

Based on the report of the Company's independent actuaries, the funded status and related amounts under U.S. GAAP as at December 31, 2009 and 2008 for the Company's pension obligations to retirees in accordance with ASC 715 "Employer's Disclosures About Pensions and Other Post-Retirement Benefits" (SFAS no.132), are as follows:

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

c(i)       Retirement Pension Plan

c(i).1    Changes in Benefit Obligation

	December 31,
	2009	2008
Benefit obligation, beginning of year	2,613,697	2,518,605
Service cost	20,398	15,963
Interest cost	289,985	282,252
Actuarial (gain) losses	191,071	(3,742)
Benefits paid	(200,067)	(199,381)

Benefit obligation, end of year	2,915,084	2,613,697

c(i).2    Changes in plan assets

	December 31,
	2009	2008
Fair value of plan assets, beginning of year	3,386,326	3,255,449
Expected return on plan assets	384,655	363,364
Company contributions	-	4,226
Emplyees contributions	14,254	-
Actuarial gain (loss)	(75,510)	(37,332)
Benefits paid	(200,067)	(199,381)

Fair value of plan assets, end of year	3,509,658	3,386,326

c(i).3    Funded status

	December 31,
	2009	2008
Actuarial present value of:
Vested benefit obligation	2,408,872	1,867,005
Non-vested benefit obligation	498,781	746,933

Total accumulated benefit obligation	2,907,653	2,613,938

Projected benefit obligation	2,915,084	2,613,697
Fair value of plan assets	(3,509,658)	(3,386,326)

Total assets at December 31	(594,574)	(772,629)

Total assets required at December 31	(594,574)	(772,629)

Total liabilities recognized by the Company under Brazilian GAAP	-	95,436

Total adjustments to U.S. GAAP shareholders' equity
	594,574	868,065

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

c(i).4    Actuarial weighted average assumptions (percentage)

	2009		2008		2007
	(i)	(ii)	(i)	(ii)	(i)	(ii)

Discount rate	11.52	6.00	11.51	6.00	11.35	6.00
Salary increase rate	7.30	2.00	7.30	2.00	7.15	2.00
Expected return on plan assets	11.52	6.00	11.51	6.00	11.35	6.00
Inflation	5.20	-	5.20	-	5.05	-

(i) With inflation

(ii) Without inflation

c(i).5    Components of Net Periodic Pension Cost

	Year ended December 31
	2009	2008	2007
Service cost	20,398	15,963	14,279
Interest cost	289,985	282,252	243,846
Expected return on assets	(384,655)	(363,364)	(324,401)
Amortizations
Net actuarial gain	(28,006)	(36,335)	(36,810)
Employees' contributions	(14,254)	-	(327)

Net periodic pension revenue under U.S. GAAP	(116,532)	(101,484)	(103,413)

Pension revenue considered under Brazilian GAAP	95,436	31,420	110,345

Adjustment to U.S. GAAP net income	21,096	70,064	(6,932)

The components of the projected net periodic pension credit for 2010 are as follows:

2010
Service cost	15,760
Interest cost	311,160
Expected return on assets	(393,702)
Amortizations	-
Net actuarial (gain) loss	(4,838)
Employees contributions	(14,166)

Net periodic pension credit under U.S. GAAP	(85,786)

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

c(ii)      Post-retirement health-care plan

c(ii).1   Changes in benefit obligation

	December 31,
	2009	2008
Benefit obligation, beginning of year	453,587	476,830
Service cost	1,534	1,492
Interest cost	50,274	52,527
Actuarial gain	2,504	(52,373)
Benefits paid (only inactive participants)	(31,672)	(24,889)

Benefit obligation, end of year	476,227	453,587

c(ii).2   Changes in plan assets

	December 31,
	2009	2008
Fair value of plan assets, beginning of year	110,297	114,392
Return on plan assets	12,519	12,372
Company’s contributions	63,057	62,771
Actuarial losses	(4,224)	(5,698)
Benefits paid (only inactive participants)	(70,668)	(73,540)

Fair value of plan assets, end of year	110,981	110,297

c(ii).3   Funded status

	December 31
	2009	2008
Total accumulated benefit obligation	476,227	453,587
Fair value of plan assets	(110,981)	(110,297)

Unfunded position	365,246	343,290

Total liabilities at December 31,	365,246	343,290
Total liabilities recognized by the Company under Brazilian GAAP	(365,246)	(343,290)

Total adjustments to U.S. GAAP shareholders' equity
	-	-

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

c(ii).4   Net periodic post-retirement costs

	Year ended December 31
	2009	2008	2007
Service cost	1,534	1,492	2,056
Interest cost	50,274	52,527	50,277
Expected return on plan assets	(12,519)	(12,372)	(13,476)
Amortizations
Net actuarial loss	-	2,679	3,512
Unrecognized net transition obligation	9,050	9,050	9,050

Net periodic post-retirement cost under U.S. GAAP	48,339	53,376	51,419

Post-retirement revenues (costs) considered under Brazilian GAAP	(45,859)	6,909	(38,857)

Adjustment to U.S. GAAP net income	(2,480)	(60,285)	(12,562)

The components of the projected net periodic post-retirement cost for 2010 are as follows:

2010
Service cost	6,179
Interest cost	47,278
Actual return on assets	(12,776)
Amortizations
Initial transition obligation	8,974
(Gain) and losses	209

Net periodic post-retirement cost under U.S. GAAP	49,864

c(ii).5   Sensitivity analysis

The following table sets forth a sensitivity analysis demonstrating the effect of a one-percentage-point increase and the effect of a one-percentage-point decrease in the assumed health care cost trend rates on the aggregate of the service and interest cost components of net periodic postretirement health care benefit costs and the accumulated postretirement benefit obligation for health care benefits.

	Total Obligation	Annual Interest	Service Cost
Increase of 1%	626,745	64,806	8,030
Decrease of 1%	389,332	39,507	4,037

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

c(iii)     Benefits to be paid

The benefits expected to be paid by the Company for the next ten years and in the aggregate for the five fiscal years thereafter are as follows:

Year	Pension Plan	Other Benefits	Total
2010	210,469	34,565	245,034
2011	216,257	26,358	242,615
2012	223,365	23,382	247,747
2013	232,914	20,883	253,797
2014	242,294	19,325	261,619
2015	252,387	18,932	271,319
2016	260,600	18,612	279,212
2017	269,100	18,418	287,518
2018	276,894	18,019	294,913
2019	283,055	17,520	300,575
2020	287,026	16,714	303,740
2021	289,155	14,566	303,721
2022	290,310	12,149	302,459
2023	290,309	10,727	301,036
2024	289,017	7,877	296,894

c(iv)     Asset allocation and investment strategy

The asset allocation for the Company's pension and health-care plans at the end of 2009 and 2008 and the target allocation for 2009, by asset category, is broken down below:

	Year ended December 31
	Target allocation for 2010	2009	2008

Equity securities (a)	4,0%	4,0%	11,1%
Real estate (b)	1,8%	1,8%	2,1%
Loans (c)	1,7%	1,7%	1,6%
Fixed income (d)	92,2%	92,2%	84,8%
Other	0,3%	0,3%	0,4%

	100,0%	100,0%	100,0%

The plan assets are valued using the fair market value assumptions as follows:

(a)        Equities Securities – are valued at market prices based on quoted prices in the Bolsa de Valores de São Paulo – BM&FBOVESPA (São Paulo Stock Exchange).

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

The Fund administration has decided to maintain the historical assets mix, under a very low risk on equities securities and strong positions on governamental debts related bonds, were interest rates are higher than actuarial targets.

Find below the target limits estipulated by the Fund administration:

	Plan I and II (DB)(**)		Plan III (VC)(**)
	target (%)(*)	minimum (%)(*)	target (%)(*)	Minimum (%)(*)
Fixed Income(1)	94	87	63	50
Equity Securities	1	-	22	15
Loans	1	-	15	3
Real State	3	-	-	-
Structured Investment	1	-	-	-

(*) % based on each Plan total of investments

(**) for more information, see Note 25.a

(1) The Fundação Copel’s management has decided to keep a more conservative participation in Equity Securities, in relation to the allowed legal limit, which is 70%, as a consequence, the allocation in the Fixed Income has increased in 2009 compared to the limits estipulated for 2008.

As of December 31, 2009 and 2008, the pension plan assets include securities issued by Copel as follows:

	Defined benefit pension plan
	2009	2008
Debentures	-	5,776
Shares	1,482	3,600

	1,482	9,376

The Company expects to contribute with R$ 59,693 to its pension plan which includes the defined benefit plans (plans I and II) and the defined contribution plan (plan III) and R$ 46,663 to its health-care plan in 2010.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Additional information

Copel is also a sponsor of a defined contribution plan for all employees.

The contribution for the years ended December 31, 2009, 2008 and 2007 were, respectively, R$ 49,289, R$ 43,196 and R$ 44,028.

c(v)      Concentration of credit risk

Credit risk with respect to customer accounts receivable is diversified, Copel continually monitors its customer accounts receivable and limits its exposure to bad debts by curtailing service if any invoice is one month overdue. Exceptions comprise supply of electricity that must be maintained for reasons of safety or national security. The Company purchased electricity for resale from Eletrobras (Itaipu) totaling R$ 478.383, R$ 502,417, and R$ 385,359, corresponding to 28,4%, 31,1%, and 30,1% of the cost of electricity purchased for resale, in 2009, 2008 and 2007, respectively, Eletrobras owns 1,1% of the Company's common shares.

c(vi)     Fair value measurement

ASC 820 “Fair Value Measurements and Disclosures” (SFAS no. 157), which defines a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. ASC 820 does not require any new fair value measurement; however it establishes additional disclosures about instruments measured at fair value. That pronouncement has been effective since January 1, 2008.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For more details see Note 36.

Furthermore, ASC 820 also provides requirements of three-level hierarchy for fair value measurements based upon the observable and unobservable inputs to the valuation of a financial instrument at the measurement date. ASC 820 defines observable inputs as market data obtained from independent sources, and unobservable inputs reflect market assumptions.

The three-level hierarchy of fair value is, as followed:

Level 1: Quoted prices for identical instruments in active market;

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable;

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

Level 3: Instruments whose significant inputs are unobservable.

	Year Ended 31.12.09	Quoted price in active market for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3

Goodwill in investees
– Sercomtel Telecomunicações and Sercomtel Celular	-	-	-	-

In accordance with the provisions of ASC 350, the goodwill related to the investees Sercomtel Telecomunicações e Sercomtel Celular with an U.S. GAAP carrying amount of R$ 30,639 were written down to their fair value of zero calculated through significant unobservable inputs, resulting in an impairment charge of total amount, which was included in earnings for the year ended December 31, 2009 in addition to the amounts already recorded for BRGAAP (note 18 f).

The fair value of goodwill (level 3) are based on internal appraisal using the discounted cash flow method. The main no observable inputs used in the calculation are the following:

•         Discount Interest Rate of 13,18%, equivalent to the Company´s WACC for Telecom business;

•         Period of Cash Flows: 10 years, until the end of Sercomtel property plant and equipment usefull life;

•         Projection of Future Revenues, Costs and Expenses: Based on actual levels, with no projected increases related to inflation or NDP (National Domestic Product). The rational for this assumption is related to the fact that the Company´s Market has been stagnated and geographical expansion depends on new concessions.

The effects of fair value measurements using significant unobservable inputs on changes in level 3 assets for the period are:

	Goodwill	Impairment	Total

Total at December 31, 2008	30,639	(29,613)	1,026
Provision for impairment complement	-	(1,026)	(1,026)
Total at December 31, 2009	30,639	(30,639)	-

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

c(vii)    Bonds and securities

						Fair value		Net carrying amount
Description	Classification	Rate p.y.	Issuance date	Maturity date	Type	2009	2008	2009	2008
LTN	Held to maturity	14,45%	05/20/2008	01/04/2010	Amortized cost	78,975	70,438	78,959	69,065
LFT	Held to maturity	SELIC* - 0,06%	08/07/2009	03/16/2011	Amortized cost	20,636	-	20,650	-
LTN	Held to maturity	10,45%	04/23/2009	01/01/2011	Amortized cost	1,071	-	1,071	-
LTN	Held to maturity	10,42%	04/29/2009	01/01/2011	Amortized cost	4,487	-	4,491	-
LFT	Held to maturity	SELIC* - 0,05%	07/14/2009	03/07/2012	Amortized cost	4,831	-	4,836	-
LFT	Held to maturity	SELIC* - 0,015%	11/30/2009	06/15/2011	Amortized cost	9,064	-	9,055	-
						119,064	70,438	119,062	69,065
*SELIC interest rate.

c(viii)   New accounting pronouncements

In June 2009, the FASB issued the FASB Accounting Standards Codification (ASC). The Codification became the single source for all authoritative GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and does not have an effect on our financial position, results of operations or liquidity.

ASC 810 “Consolidation” clarifies that a non-controlling interest in an operating subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated statement of operations of the amounts attributed to the parent and to the non-controlling interest. This statement was effective prospectively for fiscal years beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements. Effective January 1, 2009, the Company adopted the provision of this statement and applied its presentation requirements retrospectively.

In June 2009, the FASB issued ASC 855 “Subsequent Events”, a new accounting standard for accounting and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The standard is effective for interim or annual periods ending after June 15, 2009. The Company already adopts this statement.

ASC 323 “Investments-Equity Method and Joint Ventures” addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. ASC 323 was effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. ASC 323 is applied prospectively with early application prohibited. The adoption of ASC 323 did not have any impact on our consolidated financial condition or results of operations.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

ASC 715 “Compensation-retirement Benefits” provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plans. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets. The Company has complied with the disclosure requirements.

ASC 350 “Intangibles-Goodwill and Other” amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This guidance is effective prospectively for intangible assets acquired or renewed after January 1, 2009. The adoption of ASC 350 did not have any impact on our consolidated financial condition or results of operations.

Effective January 1, 2009, the Company implemented the Accounting Standards Update (ASU) number 2010-06 Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 and are expected to provide more robust disclosures about (1) the different classes ofassets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to Interpretation No. 46(R) on the accounting and disclosure requirements for the consolidation of variable interest entities (“VIEs”). Subsequently, in December 2009, the Accounting Standards Update (ASU) number 2009-17 was issued. The amendments replace the quantitative based risks and rewards calculation, for determining which reporting entity has a controlling financial interest in a VIE, with a qualitative analysis when determining whether or not it must consolidate a VIE. The newly required approach is focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The amendments also require an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendments eliminated the scope exception on qualifying special-purpose entities (“QSPE”) and require enhanced disclosures about: involvement with VIEs, significant changes in risk exposures, impacts on the financial statements, and, significant judgments and assumptions used to determine whether or not to consolidate a VIE. This new standard has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009. The Company does not believe the adoption of this new standard will have a material impact on its Financial Statements.

In June 2009, the “FASB” issued an amendment to the accounting and disclosure requirements for transfers of financial assets. Subsequently, in December 2009, the Accounting Standards Update (ASU) number 2009-16 Accounting for Transfers of Financial Assets was issued. The amendments improve financial reporting requiring greater transparency and additional disclosures for transfers of financial assets and the entity’s continuing involvement with them and also change the requirements for derecognizing financial assets. In addition, the amendments eliminate the exceptions for QSPE from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. This new standard is effective for fiscal years beginning after November 15, 2009. The Company is currently evaluating the impact of adopting this Statement.

Accounting Standards Update (ASU) number 2009-08 Earnings per share issued by the FASB provides additional guidance related to calculation of earnings per share. This guidance amends ASC 260 and is effective for fiscal years beginning after January 1, 2009.

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

42        Condensed unconsolidated financial information of Companhia Paranaense de Energia – Copel

The condensed unconsolidated financial information of Companhia Paranaense de Energia - Copel, as of December 31, 2009 and 2008 and for each of the three years in the period ending on December 31, 2009, under Brazilian GAAP is as follows:

(a)        Balance sheets

		December 31
	2009	2008
Assets
Current assets
Cash and cash equivalents	479,044	318,455
Dividends receivable	696,279	719,061
Recoverable taxes	121,541	94,009
Collateral and escrow accounts	161	436
Bonds and securities	78,959	2
Other receivables	2	2

	1,375,986	1,131,965

Noncurrent assets
Intercompany loans	988,421	929,293
Bonds and securities		69,063
Recoverable taxes	62,521	121,338
Judicial deposits	25,662	26,268
Other receivables	1,759	3,132

	1,078,363	1,149,094

Investments	7,674,713	7,472,829
Intangible assets	19,798	20,552

	8,772,874	8,642,475

	10,148,860	9,774,440

Liabilities and shareholders’ equity
Current liabilities
Loans and financing	15,868	24,896
Debentures	17,238	169,233
Taxes and social contribution	102,465	57,993
Dividends payable	84,630	239,265
Other	910	845

	221,111	492,232

Noncurrent liabilities
Loans and financing	388,254	414,959
Debentures	600,000	600,000
Taxes and social Contribution	82,792	-
Reserve for contingencies	26,642	214,162

	1,097,688	1,229,121

Shareholders' equity
Capital stock	4,460,000	4,460,000
Capital reserves	838,340	838,340
Profit reserves	3,531,721	2,754,747

	8,830,061	8,053,087

Total liabilities and shareholders' equity	10,148,860	9,774,440

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

(b)             Statements of operations

			December 31
	2009	2008	2007
Operating income (expenses)
Personnel expenses	(7,083)	(5,965)	(5,621)
Third party services	(4,338)	(3,909)	(5,249)
Taxes and social contribution	(7)	(2,473)	(35)
Provisions and reversals	187,231	(8,246)	(197,130)
Other expenses, net	(63,875)	(32,633)	11,765

	111,928	(53,226)	(196,270)

Operating profit (loss) before financial results and equity in results of investees	111,928	(53,226)	(196,270)

Interest results
Interest income	133,892	107,428	90,891
Interest expenses	(211,757)	(172,633)	(193,806)

	(77,865)	(65,205)	(102,915)

Equity in results of investees	1,048,689	1,227,542	1,346,836

Income before income tax and social contribution	1,082,752	1,109,111	1,047,651

Income tax and social contribution	(56,319)	(30,367)	58,959

Net income for the year	1,026,433	1,078,744	1,106,610

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

(c)        Statements of cash flows

	December 31
	2009	2008	2007

Net cash provided by operating activities	698,193	544,738	152,399

Cash Flows from Investing activities
Payments under loans to related parties	-	176,027	-
Additions to other investiments-net of cash acquired	(150)	(58,584)	(5,836)

Net cash provided by (used in) investing activities	(150)	117,443	(5,836)

Cash Flows from Financing activities
Loans and financing obtained	-	-	334,982
Debentures	(133,360)	(133,320)	(717,738)
Dividends paid	(404,094)	(266,592)	(292,323)

Net cash provided by (used in) financing activities	(537,454)	(399,912)	(675,079)

Net increase (decrease) in cash and cash equivalents	160,589	262,269	(528,516)

Cash and cash equivalents at the beginning of the year	318,455	56,186	584,702

Cash and cash equivalents at the end of the year	479,044	318,455	56,186

	160,589	262,269	(528,516)

On December 28, 2007, Law no. 11,638 was enacted, altering, revoking and adding new provisions to Brazilian corporate law.

The unconsolidated condensed financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 have been prepared in accordance with BRGAAP including the provisions of Law no. 11,638/07 and Executive Act No. 449/08.

Information relating to Companhia Paranaense de Energia - Copel unconsolidated condensed financial statements presented above is as follows:

•         Recoverable Taxes - As of December 31, 2009 and 2008 Companhia Paranaense de Energia - Copel recorded part of the tax credits referring to tax loss carryforwards, based on expectations of future taxable income for income tax and social contribution up to a period of 10 years.

•         Related Parties: The Company has the following balances outstanding with related parties:

		December 31
	2009	2008
Noncurrent assets

Copel Distribuição	723,003	691,233
Elejor	265,418	238,060

Total	988,421	929,293

Companhia Paranaense de Energia - Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazillian reais unless otherwise stated

•         Investments - As of December 31, 2009 and 2008, investments in subsidiaries are comprised as follows:

		December 31
	2009	2008

Copel Geração e Transmissão	3,661,700	3,628,961
Copel Distribuição	3,175,667	3,042,285
Dominó Holdings S.A.	302,584	286,745
Copel Telecomunicações	219,456	203,924
Other Investments	315,306	310,914

	7,674,713	7,472,829

•      Dividends receivable - The dividends receivable are comprised as follows:

		December 31
	2009	2008
Investees and subsidiaries
Copel Geração e Transmissão	473,108	562,618
Copel Distribuição	206,481	141,100
Compagas	4,196	5,515
Dominó Holdings	4,648	5,237
Copel Telecomunicações	1,156	3,655
Elejor	5,005	936
Centrais Eólicas do Paraná	1,685	-

Total	696,279	719,061

•         Debentures - The information related to the Company’s debentures is disclosed in note 21, item a,

•         Reserve for contingencies - Companhia Paranaense de Energia - Copel recorded reserves for contingencies mainly related to Cofins and PIS/PASEP, See note 28 for more information.

The provisions for contingencies are shown below:

		December 31
	2009	2008

Regulatory	9,249	9,249
Civil	40	434
Tax:
Tax claims	17,353	25,726
COFINS (note 10)	-	178,753

	26,642	214,162

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

As of December 31, 2009, total restricted subsidiaries net assets amount to R$ 7,590,168 composed as follows:

2009

Copel Geração e Transmissão S.A.	3,661,700
Copel Distribuição S.A.	3,175,667
UEG Araucária Ltda,	651,265
Centrais Elétricas Rio Jordão – Elejor	101,536

Total	7,590,168

43        Subsequent Event

In March 2010, Copel provided R$ 126,000 to investee Elejor, corresponding to its 70% interest in the company; Paineira, the other shareholder, also provided funds corresponding to its 30% interest, Elejor then made a payment of R$ 179,647 to BNDESPAR to settle debentures issued by the company and held by BNDESPAR.

In April 2010, the tax authorities blocked the amount of R$ 181,014 from the Company´s cash equivalents to guarantee an eventual payment, related to a tax matter which was considered by the Company as of December 31, 2009 as a possible loss. Copel is engaged in obtaining the reversal of such decision. The Company´s opinion regarding the risk of loss of this matter remains as possible.

In June 2010, ANEEL approved the annual readjustment of our Retail Tariffs, increasing them by an average of 9.74%, of which 6.88% related to the tariff increase and 2.86% referred to an increase in recovery of deferred regulatory assets (CVA). The readjustment became effective as of June 24, 2010. After giving effect to the recovery of Parcel A costs, the average effect of this tariff readjustment on our captive customers was an increase of 2.46%.

*          *          *