Form 20-F
period 2010-12-31
ENERGY CO OF PARANA
filed 2011-06-30
CIK 1041792

As filed with the Securities and Exchange Commission on June 30, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number: 001-14668

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Exact Name of Registrant as Specified in its Charter)

Energy Company of Paraná (Translation of Registrant’s Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

Rua Coronel Dulcídio, 800

80420-170 Curitiba, Paraná, Brazil

(Address of Principal Executive Offices)

Lindolfo Zimmer

+55 41 3222 2027 – ri@copel.com

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2010:

145,031,080 Common Shares, without par value

389,931 Class A Preferred Shares, without par value

128,234,364 Class B Preferred Shares, without par value

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

N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☒              Accelerated filer ☐               Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐                                    IFRS            ☒                                    Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

N/A

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Yes ☐           No ☒

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, we refer to Companhia Paranaense de Energia — Copel, and, unless the context otherwise requires, its consolidated subsidiaries as “Copel,” the “Company,” “we” or “us.”

References to (i) the “real,” “reais” or “R$” are to Brazilian reais  (plural) and the Brazilian real  (singular) and (ii) “U.S. dollars,” “dollars” or “US$” are to United States dollars. We maintain our books and records in reais.

Our consolidated financial statements at December 31, 2010 and 2009 and for the two years ended December 31, 2010 have been audited, as stated in the report appearing herein, and are included in this annual report.

We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. These consolidated annual financial statements are our first financial statements prepared in accordance with IFRS. IFRS 1 – “First    ‑time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements, considering that our previous primary GAAP was Brazilian GAAP and that we have considered January 1, 2009 as the date of transition to IFRS. Reconciliations and descriptions of the effects of the transition from Brazilian GAAP to IFRS are included in note 4 to our consolidated financial statements.

Until December 31, 2009, we prepared our consolidated financial statements in accordance with accounting practices adopted in Brazil in effect on and prior to December 31, 2009, or “Previous Brazilian GAAP”, which were based on:

•         Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, and Brazilian Law No. 11,638/07, which we refer to collectively as the Brazilian Corporation Law;

•         the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil), or Ibracon, and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or CFC; and

•         the accounting standards issued by the Brazilian Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the CPC, and applicable on and prior to December 31, 2009.

In preparing our consolidated financial statements as of and for the two years ended December 31, 2010, the comparative figures in respect of 2009 have been restated to reflect the effects of the transition from Prior Brazilian GAAP to IFRS. We also prepare individual financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which include the pronouncements issued by the CPC applicable to dates and periods ended after December 31, 2009, for certain purposes, including for the calculation of dividends.

We have not been required to prepare financial statements for any period prior to 2009 in accordance with IFRS. Therefore, our financial information derived from our consolidated financial statements as of and for the years ended December 31, 2008, 2007 and 2006 was prepared in accordance with Previous Brazilian GAAP. For periods before 2009, we prepared a reconciliation of our net income and shareholders’ equity from Previous Brazilian GAAP to U.S. GAAP. However, we have not prepared any reconciliation of shareholders' equity or net income from Previous Brazilian GAAP or U.S. GAAP to IFRS for periods before 2009. Accordingly, our financial information as of and for the years ended December 31, 2010 and 2009 is not directly comparable to our financial information as of and for the years ended December 31, 2008, 2007 and 2006.

References in this annual report to the “Common Shares,” “Class A Shares” and “Class B Shares” are to our common shares, class A preferred shares and class B preferred shares, respectively. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one Class B Share.  The ADSs are evidenced by American Depositary Receipts (“ADRs”).

Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary” that begins on page 95.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may also make written or oral forward-looking statements in our annual report to shareholders, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees. These statements are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

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

•         our ability to obtain financing;

•         lawsuits;

•         technical and operational conditions related to the provision of electricity services;

•         changes in, or failure to comply with, governmental regulations;

•         competition;

•         electricity shortages; and

•         other factors discussed below under “Item 3. Key Information - Risk Factors.”

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement contained in this annual report.

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The tables below contain a summary of our financial data as of and for each of the periods indicated, derived from our consolidated annual financial statements, which have been audited by our independent registered accounting firm. The information set forth in this section should be read in conjunction with our consolidated annual financial statements (including the notes thereto) and “Presentation of Financial and Other Data” and “Item 5. Operating and Financial Review and Prospects.”

The financial information derived from our consolidated financial statements as of and for the years ended December 31, 2010 and 2009, included elsewhere in this annual report, was prepared in accordance with IFRS. These consolidated annual financial statements are our first annual consolidated financial statements to be prepared in accordance with IFRS. IFRS 1, “First-time Adoption of International Reporting Standards,” has been applied in preparing these consolidated financial statements, considering that our previous primary GAAP was Brazilian GAAP and that we have considered January 1, 2009 as the date of transition to IFRS. Therefore, we are presenting information related to the years ended December 31, 2010 and 2009. The financial information derived from our consolidated financial statements as of and for the years ended December 31, 2008, 2007 and 2006 was prepared in accordance with Previous Brazilian GAAP. However, we have not made any reconciliation of shareholders' equity or net income from Previous Brazilian GAAP to IFRS. Accordingly, our financial information as of and for the years ended December 31, 2010 and 2009 is not directly comparable to our financial information as of and for the years ended December 31, 2008, 2007 and 2006, and for this reason, financial data from these years is not presented herein.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2009 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information - Dividends and Dividend Policy - Payment of Dividends.” We prepare individual financial statements in accordance with Brazilian GAAP for certain purposes, including for the calculation of dividends.

	As of and for the year ended December 31,
	2010	2009
	(R$ million)
Income Statement Data:
Operating revenues	6,901	6,250
Operating costs and expenses	(5,968)	(5,207)
Result of equity in investees	99	14
Operating income before financial results	1,032	1,057
Financial income (expenses), net	348	7
Other revenues (expense), net	(576)	(89)
Income tax and social contribution	(370)	(252)
Net income for the period	1,010	812
Attributable to Parent Company	988	792
Attributable to non controlling interest	22	20
Dividends declared (1)	256	249
Balance Sheet Data:
Current assets	4,158	3,612
Recoverable rate deficit (CRC)(2)	1,341	1,255
Non-current assets	4,805	3,807
Property, plant and equipment, net	6,664	6,660
Total assets	17,859	16,313
Loans and financing and debentures (current)	704	136
Current liabilities	2,537	1,723
Loans and financing and debentures (long-term)	1,281	1,538
Non-current liabilities	4,027	4,065
Equity	11,296	10,524
Attributable to Parent Company	11,030	10,296
Attributable to non controlling interest	266	228
Capital stock	6,910	4,460

(1)    We may elect to treat dividends for Brazilian tax purposes as interest on equity, subject to limitations under Brazilian Corporate Law. The amount of interest on equity included in our dividends was R$200.0 million in 2010 and R$230.0 million in 2009.

(2)    Amounts due from the State of Paraná that were included in current assets totaled R$58.8 million in 2010 and R$49.5 million in 2009. Amounts due from the State of Paraná that were included in long-term assets totaled R$1,282.4 million in 2010 and R$1,205.0 million in 2009. See Note 8 to our consolidated financial statements. This item includes both current and non-current CRC account receivables.

	2010	2009
	(R$ except number of shares)
Basic and diluted earnings per share:
Common Shares	5.21	3.71
Class A Shares	3.79	3.04
Class B Shares	3.45	2.76
Dividends per share at year end:
Common Shares	0.98	0.87
Class A Shares	2.53	1.63
Class B Shares	1.08	0.96
Number of shares outstanding at year end (weighted average in thousands):
Common Shares	145,031	145,031
Class A Shares	390	395
Class B Shares	128,234	128,229
Total	273,655	273,655

EXCHANGE RATES

While the Banco Central do Brasil (the “Central Bank”) allows the real/U.S. dollar exchange rate to float freely, it has intervened occasionally to control unstable movements in foreign exchange rates. The real  may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Risk Factors - Risks Relating to Brazil.”

The following table provides information on the selling exchange rate, expressed in reais  per U.S. dollar (R$/US$), for the periods indicated.

	Exchange rate of Brazilian currency per US$1.00
Year	Low	High	Average(1)	Year-end
2006	2.0586	2.3711	2.1679	2.1380
2007	1.7325	2.1556	1.9300	1.7713
2008	1.5593	2.5004	1.8335	2.3370
2009	1.7024	2.4218	1.9905	1.7412
2010	1.6554	1.8811	1.7589	1.6662

____________

Source: Central Bank.

(1)    Represents the average of the exchange rates on the last day of each month during the relevant period.

Month	Low	High
December 2010	1.6662	1.7117
January 2011	1.6510	1.6887
February 2011	1.6612	1.6776
March 2011	1.6287	1.6757
April 2011	1.5654	1.6194
May 2011	1.5747	1.6339
June 2011 (until June 21, 2011)	1.5744	1.6108

____________

Source: Central Bank.

We have translated some of the U.S. dollar amounts contained in this annual report into reais. The rate used to translate such amounts was R$1.6662 to US$1.00, which was the rate for the selling of U.S. dollars in effect as of December 31, 2010 as reported by the Central Bank of Brazil. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the U.S. dollar amounts represent, or could have been converted into, reais.

RISK FACTORS

Risks Relating to Brazil

Brazilian political and economic conditions could affect our business and the market price of the ADSs and our common shares. In addition, uncertainty regarding such changes could affect our business and the market price of the ADSs and our common shares.

The Brazilian government’s economic policies have in the past involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by these economic policies in case they are reinstated. These and other measures could also affect the market price of the ADSs and our common shares.

Dilma Rousseff was elected President of Brazil in October 2010, and she took office in January 2011. We cannot guarantee that the Rousseff administration will maintain the economic policies that were adopted by the past administration. If the Brazilian government decided to make significant changes to current economic policy, these changes could adversely affect our results of operations, the market price of our Class B shares and ADSs, as well as the Brazilian economy generally.

In addition, uncertainty concerning the current government could influence the perception of risk in Brazil among international investors, which could in turn adversely affect the market price of our Class B Shares and ADSs. The market prices of Brazilian companies have been volatile during past presidential elections.

Fluctuations in the value of the Brazilian real against foreign currencies may result in uncertainty in the Brazilian economy and the Brazilian securities market, and they could have a material adverse effect on our net income and cash flow.

In recent years, the Brazilian real  has fluctuated against foreign currencies, and the value of the real may rise or decline substantially from current levels. For several years, and continuing through the first half of 2008, the Brazilian real strengthened regularly against the U.S. dollar. The real  depreciated significantly against the U.S. dollar in the second half of 2008, but then appreciated against the U.S. dollar in 2009 and 2010 in the context of broader economic recovery in Brazil. For additional information about historical exchange rates, see “Exchange Rates.”

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

Brazil has in the past experienced extremely high rates of inflation.  More recently, Brazil’s annual rates of inflation, measured in accordance with the variation of the Índice Geral de Preços - Disponibilidade Interna (“IGP-DI”) index, were 3.8% in 2006, 7.9% in 2007, 9.1% in 2008, (1.4)% in 2009, 11.3% in 2010 and 2.4% for the three months ended March 31, 2011. The Brazilian government has in the past taken measures to combat inflation, and public speculation about possible future government actions has had significant negative effects on the Brazilian economy. Although our concession contracts provide for annual readjustments based on inflation indices, if Brazil experiences substantial inflation in the future, and the Brazilian government adopts inflation control policies similar to those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

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

Our distribution market for the majority of our sales of electricity is located in the State of Paraná.  Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná. We cannot assure you that economic conditions in Paraná will be favorable to us in the future. The GDP (Gross Domestic Product) of the State of Paraná increased 8.3% in 2010, while Brazil’s GDP increased 7.5% during the same period.

We are involved in several lawsuits that could have a material adverse effect on our business if their outcome is unfavorable to us.

As a result of our operating activities in the electric energy sector, our contractual relationships and our investments, we are the defendant in several legal actions, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially affect our results of operations.  For additional information, see “Item 8. Financial Information - Legal Proceedings.”

The development of transmission and power generation projects is subject to substantial risks.

In connection with the development of transmission and generation projects, we generally must obtain feasibility studies, governmental concessions or authorizations, permits and approvals, condemnation agreements, equipment supply agreements, engineering, procurement and construction contracts, sufficient equity and debt financing and site agreements, each of which involves the consent of third-parties over which we have no control.  In addition, project development is subject to environmental, engineering and construction risks that can lead to cost overruns, delays and other impediments to timely complete within a project’s budget. We cannot assure you that all required permits and approvals for our projects will be obtained, that we will be able to secure private sector partners for any of our projects, that we or any of our partners will be able to obtain adequate financing for our projects or that financing will be available on a non-recourse basis to us. If we are unable to complete a project, whether at the initial development phase or after construction has commenced, we may not be able to recover our investment in such a project, which investment may be substantial.

Risks Relating to the Brazilian Electricity Sector

We are uncertain as to the renewal of our concessions.

We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian federal government. Our current concessions range in duration from 20 to 35 years, with the first set to expire in 2015.

Thirteen of our generation concessions have already been renewed once and are therefore not entitled to further renewal without undergoing a new public bidding process. The renewal process for Rio dos Patos and Marumbi is ongoing. The concessions for three of our generation facilities, which were already renewed in 1995, will expire in 2015 (namely, the Capivari Cachoeira, Mourão and Chopim I facilities). Our generation concessions that have not yet been renewed may be renewed for an additional 20-year period, except for the concessions of the Mauá and Colíder facilities, which are subject to non-renewable concessions. Our main transmission and our distribution concessions will expire in July 2015 and may be extended another 20 years, at the discretion of the granting authority. Our other transmission concessions may be renewed for 30 years. Despite the renewal provision in our main transmission concession contract, we are not assured of our ability to effectively renew this concession due to uncertainty surrounding the renewal process.

The Brazilian constitution requires that all concessions relating to public services, such as electricity, be awarded through a bidding process. Under laws and regulations specific to the electric sector, the federal government may renew existing concessions for additional periods, provided that the concessionaire has met minimum performance standards and that the proposal is otherwise acceptable to the federal government. For public service concessions, the federal government decides whether to renew contracts or to require a new bidding process based on, among other things, if such renewal is in the public’s interest. Therefore, there can be no assurance that our concessions will be extended, and, if they are extended, if the conditions under which such extension are granted will be favorable to us. If our concessions are not extended, or are extended under less favorable conditions, our operations and financial results may be adversely affected.

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

ANEEL has substantial discretion to establish the tariff rates we charge our customers, which are determined pursuant to a concession agreement with ANEEL and in accordance with ANEEL’s regulatory decision-making authority.

Our distribution concession agreement and Brazilian law establish a price cap mechanism that permits three types of tariff adjustments: (i) annual readjustment (reajuste anual), (ii) periodic revision (revisão periódica), and (iii) extraordinary revision (revisão extraordinária). We are entitled to apply each year for the annual readjustment, which is designed to offset some effects of inflation on tariffs and pass through to customers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain other regulatory charges, including charges for the use of transmission facilities. In addition, ANEEL carries out a periodic revision every four years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff readjustments, the effect of which is to ensure that we share the benefits of improved economies of scale with our customers. At any time, we may also request an extraordinary revision of our tariffs in the case of a significant and unexpected event, including if such an event significantly alters our cost structure.

We cannot assure you that ANEEL will establish tariffs at rates that are favorable to us. To the extent that any of our requests for adjustments are not granted by ANEEL in a timely manner, our financial condition and results of operations may be adversely affected. In addition, ANEEL’s decisions relating to our tariffs may be contested by public authorities or by our customers. Administrative and judicial decisions resulting from these challenges may modify ANEEL’s decisions in a manner that is unfavorable to us, which may adversely affect our financial condition and results of operations.

Certain customers in our concession area may cease to use our distribution system.

Our distribution business generates a large portion of its revenues by charging customers a tariff to use its distribution system. Large electricity customers within the geographic area of our concession that meet certain regulatory requirements may qualify as Free Customers (“Free Customers”). A Free Customer, under some circumstances, is entitled to connect directly to the main national transmission network known as the Interconnected Transmission System (“Interconnected Transmission System”), in which case that Free Customer would cease to pay our distribution tariff. This loss would adversely affect our revenues and results of operations.

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

We are dependent on the prevailing hydrological conditions in the geographic region in which we operate. In 2010, according to data from ANEEL, 71% of Brazil’s installed capacity came from hydroelectric generation facilities. Our region is subject to unpredictable hydrological conditions because of non-cyclical deviations in average rainfall. The most recent period of low rainfall was in the years prior to 2001, when the Brazilian government instituted the Rationing Program (the “Rationing Program”), a program to reduce electricity consumption that was in effect from June 1, 2001 to February 28, 2002. A recurrence of poor hydrological conditions that result in a low supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandated reductions in electricity consumption. We cannot assure you that periods of severe or sustained below-average rainfall will not adversely affect our future financial results.

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

In addition, the implementation of our growth strategy, as well as our day-to-day operations may be adversely affected by governmental actions such as changes to current legislation, the termination of federal or state concession programs, changes in the public energy auction process, or a delay in the revision and implementation of new annual tariffs.

If we are required to conduct our business in a manner substantially different from our current operations as a result of regulatory changes, our operations and financial results may be adversely affected.

The regulatory framework under which we operate is subject to legal challenge.

The Brazilian government implemented fundamental changes in the regulation of the power industry under the 2004 legislation known as the New Industry Model Law  (Lei do Novo Modelo do Setor Elétrico). Challenges to the constitutionality of the New Industry Model Law are still pending before the Brazilian Supreme Court. If all or part of the New Industry Model Law were held to be unconstitutional, it would have uncertain consequences for the validity of existing regulation and the further development of the regulatory framework. The outcome of the legal proceedings is difficult to predict, but they could have an adverse impact on the entire energy sector, including our business and results of operations.

We may be forced to purchase energy in the spot market at higher prices if our forecasts for energy demand are not accurate, and we may not be entitled to pass on any increased costs to our final customers.

Under the New Industry Model Law, electric energy distributors, including us, must contract to purchase, through public bids conducted by ANEEL, 100% of the forecasted electric energy demand for their respective distribution concession areas, up to five years prior to the actual delivery of electric energy. We cannot guarantee that our forecasts for energy demand in our distribution concession area will be accurate. If our forecasts fall short of actual electricity demand, we may be forced to make up for the shortfall by entering into short-term agreements to purchase electricity in the spot market where we may pay significantly more for energy. In addition, if we underestimate our distribution energy needs, we may be subject to penalties imposed by the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or “CCEE”). In addition, if our forecasts surpass actual demand by more than the allowed margin, we will not be able to pass on to our final customers the cost of the excess energy that we acquire.

We generate a portion of our operating revenues from Free Customers who may seek other energy suppliers upon the expiration of their contracts with us.

As of December 31, 2010, we had 11 Free Customers representing approximately 2.0% of our operating revenues from energy sales and approximately 2.3% of the total quantity of electricity sold by us. Approximately 12.1% of the megawatts sold under contract to such customers are set to expire in 2011. There can be no assurance that, upon the expiration of these contracts, the Free Customers will purchase energy from us.

Our equipment, facilities and operations are subject to numerous environmental and health regulations, which may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

Our distribution, transmission and generation activities are subject to comprehensive federal, state and local legislation, as well as supervision by Brazilian governmental agencies that are responsible for the implementation of environmental and health laws and policies. These agencies could take enforcement action against us for our failure to comply with their regulations and with requirements established for the maintenance of our environmental licenses. These actions could result in, among other things, the imposition of fines and revocation of licenses, which could have a material adverse effect on our financial condition or results of operations. It is also possible that enhanced environmental and health regulations will force us to allocate capital towards compliance, and consequently, divert funds away from planned investments. Such a diversion could have a material adverse effect on our financial condition and results of operations.

ANEEL could penalize us for failing to comply with the terms of our concessions or with applicable laws and regulations, and we may not recover the full value of our investment in the event that any of our concessions are terminated.

Our concessions are for terms of 20 to 35 years and may be extended if certain conditions are met.  In the event that we fail to comply with any term of our concessions or applicable law or regulation, ANEEL may impose penalties on us, which may include warnings, the imposition of potentially substantial fines (in some instances, up to 2% of our revenues in the fiscal year immediately preceding the assessment) and restrictions on our operations, among others. ANEEL may also terminate our concessions prior to the expiration of their terms if we fail to comply with their provisions or if ANEEL determines, through an expropriation proceeding, that terminating our concession would be in the public interest. If ANEEL terminates any of our concessions before their expiration, we would not be able to operate the segment(s) of our business that had been authorized by the concession. Furthermore, any compensation that we may receive from the federal government for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment. The early termination or non-renewal of any of our concessions or the imposition of severe fines or penalties by ANEEL could have a material adverse effect on our financial condition and results of operations. See “Item 4. Information on the Company - The Brazilian Power Industry - Concessions.”

The construction, expansion and operation of our generation, transmission and distribution facilities and equipment involve significant risks that may cause loss of revenues or increase of expenses.

The construction, expansion and operation of our generation, transmission and distribution of electricity facilities and equipment involve many risks, including supply interruptions, strikes, climate and hydrological interference, unexpected environmental and engineering problems, increase in losses of electricity (including technical and commercial losses) and the unavailability of adequate financing.

In the event we experience these or other problems, we might not be able to generate, transmit and distribute electricity in favorable quantities and on favorable terms, which may adversely affect our financial condition and the results of our operations.

If we are unable to conclude our investment program on schedule, the operation and development of our business could be adversely affected.

In 2011, we plan to invest approximately R$1,024.8  million in our generation and transmission activities (including UHE Mauá and UHE Colíder), R$933.3 million in our distribution activities and R$102.4 million in our telecommunications activities. Our ability to complete this investment program depends on multiple factors, including our ability to charge sufficient fees for our services and a variety of regulatory and operational contingencies. There is no assurance that we will have the financial resources to complete our proposed investment program, and our inability to do so may adversely affect the operation and development of our business leading to the imposition of fines levied by ANEEL as well as reduction in tariff levels.

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

In addition, in the limited circumstances where the holders of Class B Shares are entitled to vote, holders may exercise voting rights with respect to the Class B Shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions under Brazilian Corporate Law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the depositary bank (the “Depositary”) with respect to the underlying Class B Shares. However, the procedural steps involved create practical limitations on the ability of ADS holders to vote. For example, holders of our Class B Shares will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. In accordance with the deposit agreement, we will provide the notice to the Depositary, which will in turn, as soon as practicable thereafter, mail to holders of ADSs the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the Depositary how to vote their shares.  Because of this extra procedural step involving the Depositary, the process for exercising voting rights will take longer for ADS holders than for holders of Class B Shares. ADSs for which the Depositary does not receive timely voting instructions will not be voted.

As a holder of ADSs you will have fewer and less well-defined shareholders’ rights in Brazil than in the United States and certain other jurisdictions.

Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil. Under Brazilian Corporate Law you and the holders of the Class B Shares may have fewer and less well-defined rights to protect your interests in connection with actions taken by our Board of Directors or the holders of Common Shares than under the laws of the United States and certain jurisdictions outside Brazil.

Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions outside Brazil. For instance, rules and policies against self-dealing and regarding the preservation of minority shareholder interests may be less developed and not as robustly enforced in Brazil as in the United States, which could potentially disadvantage you as a holder of the preferred shares and ADSs. In addition, shareholders in Brazilian companies must hold 5% of the outstanding share capital of a corporation in order to have standing to bring shareholders’ derivative suits, and shareholders in Brazilian companies ordinarily do not have standing to bring a class action suit.

You may be unable to exercise preemptive rights relating to the preferred shares.

You will not be able to exercise the preemptive rights relating to the Class B Shares underlying your ADSs unless a registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Therefore, the Depositary will not offer rights to you as a holder of the ADSs unless the rights are either registered under provisions of the Securities Act or are subject to an exemption from the registration requirements. We are not obligated to file a registration statement with respect to the shares or other securities relating to these rights, and we cannot assure you that we will file any such registration statement.  Accordingly, you may receive only the net proceeds from the sale of your preemptive rights by the Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. If you are unable to participate in rights offerings, your holdings may also be diluted.

If you exchange your ADSs for Class B Shares, you risk increased taxes and the inability to remit foreign currency abroad.

Brazilian law requires that parties obtain a certificate of registration from the Central Bank in order to be allowed to remit foreign currencies, including U.S. dollars, abroad. For the ADSs, the Brazilian custodian for the Class B Shares has obtained the necessary certificate from the Central Bank for the payment of dividends or other cash distributions relating to the preferred shares or upon the disposition of the preferred shares. If you exchange your ADSs for the underlying Class B Shares, however, you may only rely on the custodian’s certificate for five business days from the date of exchange. Thereafter, you must obtain your own certificate of registration or register in accordance with Central Bank and CVM rules in order to obtain and remit U.S. dollars abroad upon the disposition of the Class B Shares or distributions relating to the preferred shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the preferred shares. Pursuant to Central Bank rules, obtaining this registration requires exchange transactions, which are subject to taxes in Brazil. For more information, see “Item 10. Additional Information - Taxation - Brazilian Tax Considerations - Other Brazilian Taxes.”

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

In the past, the Brazilian government has imposed restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais  into foreign currencies. The Brazilian government could again choose to impose this type of restriction if, among other things, there is deterioration in Brazilian foreign currency reserves or a shift in Brazil’s exchange rate policy. Reimposition of these restrictions would hinder or prevent your ability to convert dividends, distributions or the proceeds from any sale of Class B Shares, as the case may be, from reais into U.S. dollars or other currencies and to remit those funds abroad. We cannot assure you that the Brazilian government will not take similar measures in the future.

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

Item 4.      Information on the Company

THE COMPANY

We are engaged in the generation, transmission, distribution and sale of electricity mainly in the Brazilian State of Paraná, pursuant to concessions granted by the Brazilian regulatory agency for the electricity sector, ANEEL. We also provide telecommunications and other services.

At December 31, 2010, we generated electricity at 17 hydroelectric plants and one thermoelectric plant, for a total installed capacity of 4,549.6 MW, approximately 99.6% of which is hydroelectric. Including the installed capacity of generation companies in which we have an ownership interest, our total installed capacity is 5,158.5 MW. Our electric power business is subject to comprehensive regulation by ANEEL.

We hold concessions to distribute electricity in 392 of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. At December 31, 2010, we owned and operated 1,913.0 km of transmission lines and 181,993.7 km of distribution lines, constituting one of the largest distribution networks in Brazil. Of the electricity volume we supplied to our Final Customers during 2010:

•         36.4% was to industrial customers;

•         26.5% to residential customers;

•         20.0% to commercial customers; and

•         17.1% to rural and other customers.

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

Historical Background

We were formed in 1954 by the State of Paraná to engage in the generation, transmission and distribution of electricity, as part of a plan to bring the electric energy sector under state control. We acquired the principal private power companies located in the State of Paraná in the early 1970s. During the period from 1970 to 1977, we significantly expanded our transmission and distribution network and worked to increase the connectivity of our network to networks in other Brazilian states. In 1979, a change in state law permitted us to extend our generating activities to include production from sources other than hydroelectric and thermal power plants.

Currently, we are the largest energy company in the State of Paraná. We are a corporation incorporated and existing under the laws of Brazil, under the legal name Companhia Paranaense de Energia – Copel. Our head offices are located at Rua Coronel Dulcídio, 800, CEP 80420-170 Curitiba, Paraná, Brazil. Our telephone number at the head office is (55-41) 3322-3535 and our website is www.copel.com.

Relationship with the State of Paraná

The State of Paraná owns (directly and indirectly) 58.6% of our Common Shares and, consequently, has the ability to control the election of the majority of the members of our Board of Directors, the appointment of senior management and our direction, future operations and business strategy.

Corporate Structure

Prior to 2001, we operated as a single corporation engaged in the generation, transmission and distribution of electricity and in certain related activities. In compliance with the changed regulatory regime, we transferred our operations to four wholly-owned subsidiaries -  one each for generation, transmission, distribution and telecommunications -  and our investments in other companies to a fifth wholly-owned subsidiary. This corporate restructuring was completed in July 2001.

In 2007, to comply with energy sector legislation, we divided the assets of our transmission business (“Copel Transmissão”) between our distribution business (“Copel Distribuição”) and our generation business, (“Copel Geração”). As a result, we changed the name of the latter entity to Copel Geração e Transmissão S.A. We also liquidated Copel Participações S.A. and distributed the equity interests it held in our controlled companies between Copel Geração e Transmissão and our holding company. We are currently seeking approval from ANEEL to merge Copel Empreendimentos Ltda. and Centrais Eólicas do Paraná Ltda. – CEOLPAR into Copel Geração e Transmissão S.A. The current organization of the group as of December 31, 2010 is as described below:

Business

In the past, our generation and distribution businesses were integrated, and we sold most of the electricity we generated to the customers of our distribution business. This changed as a result of the implementation of the New Industry Model Law, enacted in 2004. Today, open auctions on the regulated market are the primary channel by which our generation business sells energy, and they are one of the primary channels by which our distribution business purchases energy to resell to captive customers. Our generation business only sells energy to our distribution business through auctions in the regulated market. Our distribution business, like certain other Brazilian distribution companies, is also required to purchase energy from Itaipu Binacional (“Itaipu”), a hydroelectric facility equally owned by Brazil and Paraguay, in an amount determined by the Brazilian government based on our proportionate share in the Brazilian electricity market. Itaipu has an installed capacity of 14,000 MW. Pursuant to a 1973 treaty between Brazil and Paraguay, Brazilian companies purchase the substantial majority of the electricity generated by Itaipu. For more information, see “Item 4. Information on the Company – The Brazilian Power Industry.”

The following table sets forth the total electricity we generated and purchased in each of the last five years, by showing the total amount of electricity generated and purchased by Copel Geração e Transmissão and the total amount of electricity purchased by Copel Distribuição.

	Year ended December 31,
	2010	2009	2008	2007	2006
	(GWh)
Copel Geração e Transmissão
Electricity generated	24,321	18,321	20,372	18,134	10,358
Electricity purchased from others(1)	696	4,093	1,700	2,616	7,461
Total electricity generated and purchased by Copel Geração e Transmissão	25,017	22,414	22,072	20,750	17,819

Copel Distribuição
Electricity purchased from Itaipu(2)	5,306	5,379	5,468	4,666	4,665
Electricity purchased from Auction – CCEAR – subsidiaries	1,230	1,488	1,229	1,203	1,038
Electricity purchased from Auction – CCEAR – other	15,418	14,185	12,746	11,850	10,294
Electricity purchased from other(3)	3,083	2,901	3,414	4,016	5,415
Total electricity purchased by Copel Distribuição	25,037	23,953	22,857	21,735	21,412
Total electricity generated and purchased by Copel Geração e Transmissão and Copel Distribuição	50,054	46,367	44,929	42,485	39,231

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

	Year ended December 31,
	2010	2009	2008	2007	2006
	(GWh)
Copel Geração e Transmissão
Electricity delivered to Free Customers	1,054	1,044	1,185	1,461	1,179
Electricity delivered to bilateral agreements	1,455	1,051	3,538	3,945	4,287
Electricity delivered to Auction – CCEAR – subsidiaries	1,230	1,488	1,229	1,203	1,038
Electricity delivered to Auction – CCEAR – other	13,405	13,478	11,435	10,737	10,136
Electricity delivered to the Interconnected System(1)	7,233	4,874	4,151	2,926	923
Total electricity delivered by Copel Geração e Transmissão	24,377	21,935	21,538	20,272	17,563

Copel Distribuição
Electricity delivered to captive customers	21,304	20,242	19,633	18,523	17,511
Electricity delivered to distributors in the State of Paraná	568	524	495	474	457
Spot Market – CCEE	62	266	0	161	891
Total electricity delivered by Copel Distribuição	21,934	21,032	20,128	19,158	18,859
Subtotal	46,311	42,967	41,666	39,430	36,422
Losses by Copel Geração e Transmissão and Copel Distribuição	3,743	3,400	3,263	3,055	2,809
Total electricity delivered by Copel Geração e Transmissão and Copel Distribuição , including losses	50,054	46,367	44,929	42,485	39,231

____________

(1)   Includes capacity made available but not fully delivered.

Generation

Generation Facilities

At December 31, 2010, we operated 17 hydroelectric plants and one thermoelectric plant, with a total installed capacity of 4,549.6 MW. If we include the installed capacity of the generation companies in which we have an ownership interest, our total installed capacity is 5,158.5 MW. We produce electricity almost exclusively through our hydroelectric plants. Our assured energy totaled 1,961.6 average MW in 2010. Our generation varies year by year as a result of hydrological conditions and other factors. We generated 24,321 GWh in 2010, 18,321 GWh in 2009, 20,372 GWh in 2008, 18,134 GWh in 2007 and 10,358 GWh in 2006.

The generation of electrical energy at our hydroelectric plants is supervised and coordinated by our Generation Operation Center in the city of Curitiba. This operation center is responsible for coordinating the operations related to approximately 99.4% of our total installed capacity, including some of the plants in which we hold participatory interests.

The following table sets forth certain information relating to our main plants in operation at December 31, 2010.

Type	Plant	Installed capacity	Assured energy (1)	Placed in service	Concession expires
		(MW)	(GWh/yr)
Hydroelectric	Foz do Areia	1,676	5,045	1980	2023
Hydroelectric	Segredo	1,260	5,282	1992	2029
Hydroelectric	Salto Caxias	1,240	5,300	1999	2030
Hydroelectric	Capivari Cachoeira	260	955	1970	2015

____________

(1)     Values used to determine volumes committed for sale.

Governador Bento Munhoz da Rocha Netto (the “Foz do Areia” Plant). The Foz do Areia Hydroelectric Plant is located on the Iguaçu River, approximately 350 kilometers southwest of the city of Curitiba. The plant began full operations in 1981.

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

In addition to our generation facilities, we have ownership interests in several other generation companies. Between 2004 and 2010, we were required by law to retain a majority of the voting shares of any company in which we obtained an ownership interest. Starting in 2010, it became possible for us to hold minority interests in companies. The following table sets forth information regarding the generation plants in which we had an ownership interest as of December 31, 2010:

Type	Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession expires
		(MW)	(GWh/yr)		(%)
Thermal	Araucária	484.1	3,419.0 (1)	September 2006	80.0	2029
Hydroelectric	Elejor Facility (Santa Clara and Fundão)	246.4	1,229.0	July 2005 June 2006	70.0	2036
Hydroelectric	Dona Francisca	125.0	683.3	February 2001	23.0	2033
Hydroelectric	Foz do Chopim	29.1	188.0	October 2001	35.8	2030
Hydroelectric	Lajeado	902.5	4,613.0	January 1998	0.8	2032
Wind Power	Palmas	2.5	5.3	February 1999	100.0	2029 (2)

____________

(1)      The assured energy of thermal plants such as Araucária varies depending on the price of natural gas, according to criteria established by the Ministry of Mines and Energy (“MME”).

(2)      The concession for Palmas is for potential exploration, and such concession is automatically renewed.

Dona Francisca. We own 23.03% of the common shares of Dona Francisca Energética S.A. (“DFESA”). The other shareholders are Gerdau S.A. with a 51.82% interest, Celesc S.A. with a 23.03% interest and Desenvix S.A. with a 2.12% interest. Dona Francisca Hydroelectric Power Plant is located on the Jacuí River in the State of Rio Grande do Sul. The plant began full operations in 2001. As of December 31, 2010, DFESA had debt in the total amount of R$59.4 million, R$51.7 million of which reflects loans extended to it by the Inter-American Development Bank and Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), a Brazilian development bank wholly owned by the Brazilian government. The debt is secured by a pledge of shares of DFESA. We have a power purchase agreement with DFESA, valued at R$61.2 million annually, which will terminate in October 2015 and which obligates Copel Geração e Transmissão to purchase 100% of its assured energy.

Foz do Chopim. The Foz do Chopim Hydroelectric Plant is located on the Chopim River in the State of Paraná. We own 35.77% of the common shares of the Foz do Chopim Hydroelectric Plant, and Silea Participações Ltda. owns the remaining 64.23%. The plant began full operations in 2001.

Elejor Facility. The Elejor Facility consists of the Santa Clara and Fundão Hydroelectric Plants, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.4 MW, which includes two smaller hydroelectric generation units installed in the same location. Centrais Elétricas do Rio Jordão S.A. (“Elejor”) signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. The construction of the plants began in December 2002 and in April 2004, respectively. The Santa Clara Plant began operations in 2005. The Fundão Plant began operations in 2006. As of December 31, 2010, we own 70.0% of the common shares of Elejor, and PaineraPar owns the remaining 30.0%.

Elejor is required to make monthly payments to the federal government for the use of hydroelectric resources, with total annual payments of R$19.0 million. This amount is adjusted on an annual basis by the Brazilian General Market Price Index, Índice Geral de Preços do Mercado (“IGP-M Index”). In 2010, the aggregate amount of concession payments paid by Elejor to the federal government was R$45.9 million.

In September 2002, Centrais Elétricas Brasileiras S.A. -  Eletrobras (“Eletrobras”), a company controlled by the Brazilian Government, executed a shareholders’ agreement with Elejor, under which Eletrobras has the obligation to subscribe for 59,900,000 preferred class B shares to be issued by Elejor. Elejor had been required to acquire Eletrobras’s preferred class B shares in 32 quarterly installments (adjusted by the IGP-M Index plus interest of 12.0% per year). The preferred shares were fully redeemed in January 2010.

We have a power purchase agreement with Elejor that provides that we will purchase all of the energy produced by the Santa Clara and Fundão facilities at a set rate until 2015, to be adjusted annually in accordance with the IGP-M Index.

Araucária. We have an 80.0% interest in UEG Araucária Ltda., which owns the Araucária Thermoelectric Plant. In December 2006, UEG Araucária Ltda. entered into a lease agreement under which it leased the plant to Petrobras, and Petrobras entered into an operation and maintenance agreement with our subsidiary Copel Geração e Transmissão under which Copel Geração e Transmissão agreed to operate and maintain the plant. Both agreements have been extended through December 2011.

Expansion of Generating Capacity

We expect to spend R$836.3 million in 2011 to expand our generation capacity, of which R$164.4 million will be invested in the Mauá Hydroelectric Power Plant, R$492.4 will be invested in the Colíder Hydroelectric Power Plant and R$78.5 will be invested in the Cavernoso II Small Hydroelectric Power Plant. The remaining approximately R$100 million will be spent on equipment maintenance, the modernization of the Foz de Areia Plant and inventory for the Rio Piquiri plants, among other projects.

We have interests in several generation projects. The following table sets forth information regarding our planned major generation projects.

Facility	Installed capacity	Estimated assured energy (1)	Budgeted completion cost	Beginning of operation (expected)	Our ownership	Status
	(MW)	(GWh/year)	(R$ million)		(%)
Mauá HPP	361.0	1,732	1,069	2011	51.0	Concession granted
São Jerônimo HPP	331.0	1,560	1,131	To be determined	41.2	Concession granted
Colíder HPP	300.0	1,573	1,570	2014	100.0	Concession granted
Cavernoso II SHP	19.0	93	120	2012	100.0	Concession granted

____________

(1)   Values used to determine volumes committed for sale.

Mauá. In October 2006, a consortium in which we hold a 51% stake and Centrais Elétricas do Sul do Brasil S.A. – Eletrosul (“Eletrosul”) holds a 49% stake was awarded a concession to construct and operate the Mauá Hydroelectric Power Plant on the Tibagi River in the State of Paraná. The Mauá facility will have an installed capacity of 361.0 MW and will be located between the municipalities of Telêmaco Borba and Ortigueira. Construction began on July 21, 2008. Commercial generation is scheduled to begin in 2011. From the facility’s assured energy of 197.7 average MW, 192.0 average MW are committed under a 30-year contract to distributors at a price of R$112.96/MWh, as of November 1, 2006, restated annually according to the variation of the IPCA inflation index (R$134,09/MWh as of December 31, 2010), with supply starting in January 2011.

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

Colíder. In July 2010, we won an ANEEL auction for a 35-year concession to construct and operate the Colíder Hydroelectric Power Plant on the Teles Pires River in the State of Mato Grosso. The Colíder facility will have an installed capacity of 300.0 MW and will be located in the municipalities of Nova Canaã do Norte, Colíder, Itaúba and Cláudia. Construction will begin in 2011 and commercial generation is scheduled to begin in 2014. From the facility’s assured energy of 179.6 average MW, 125.0 average MW are committed under a 30-year contract to distributors at a price of R$103.40/MWh (adjusted annually in accordance with the IPCA inflation index), with supply starting in January 2015. The remaining 54.6 average MW power not sold under this contract has yet to be contracted for and is still available for sale to large customers in the free market.

Cavernoso II. The Cavernoso II Small Hydroelectric Power Plant will be located in the municipalities of Virmond and Candói on the Cavernoso River in the State of Paraná. Construction will begin in 2011 and commercial generation is scheduled to begin in 2012. The plant will have 19.0 MW of installed capacity and 10.6 average MW of assured power. At an ANEEL auction in August 2010, at we sold 7.6 average MW of assured power from the Cavernoso II SHP to distributors, at a price of R$146.99/MWh (adjusted annually in accordance with the IPCA inflation index). Supply under these contracts will begin in January 2013 and will continue for 30 years. The remaining 3 average MW power not sold under these contracts has yet to be contracted for and is still available for sale to large customers in the free market.

Proposed Projects

We are involved in various initiatives to study the technical, economic and environmental feasibility of certain generation projects. These proposed generation projects would have a total of 206.2 MW of installed capacity. The following table sets forth information regarding our proposed generation projects.

Hydroelectric Project	Estimated Installed Capacity	Estimated Assured Energy	Our ownership
	(MW)	(GWh/yr)	(%)
SHP Bela Vista	29.0	157.4	36
SHP Dois Saltos	25.0	119.1	30
SHP Pinhalzinho	10.9	52.1	30
SHP Burro Branco	10.0	45.1	30
SHP Foz do Turvo	8.8	41.2	30
SHP Foz do Curucaca	29.5	142.2	15
SHP Salto Alemã	29.0	139.7	15
SHP São Luiz	26.0	125.3	15
SHP Alto Chopim	20.3	98.0	15
SHP Rancho Grande	17.7	85.3	15

__________________

In 2011, we plan to bid for concessions to construct and operate new hydroelectric power plants in power auctions in the regulated market for new generation projects. In order to prepare, we are studying the feasibility of our participation in the hydroelectric projects planned to be listed in the “A-5” auctions of 2011. We also will conduct studies of new hydroelectric power plants planned to be constructed on the Piquiri River in the State of Paraná.

In addition to the projects described above, we also are conducting studies related to future government auctions for wind farms, in which we may eventually participate. Other renewable energy projects under study or development include the use of municipal solid waste in power generation, cultivation of micro algae for energy production, wind energy, solar photovoltaic energy, energy from the crude vegetable oil and biogas production from micro algae.

Transmission and Distribution

General

Electricity is transferred from power plants to customers through transmission and distribution systems. Transmission is the bulk transfer of electricity from generating facilities to the distribution system by means of the Interconnected Transmission System, in tension greater than or equal to 230 kV. Distribution is the transfer of electricity to Final Customers, in tension lesser or equal to 138 kV.

The following table sets forth certain information concerning our transmission and distribution systems at the dates presented.

	At December 31,
	2010	2009	2008	2007(1)	2006
Transmission and subtransmission lines (km):
230 kV and 500 kV	1,900.4	1,929.4	1,822.0	1,822.0	1,739.8
138 kV	7.2	7.2	7.8	7.8	7.8
69 kV(2)	5.4	5.4	5.4	_	_
Distribution lines (km): 230 kV	66.1	66.1	–	–	–
138 kV	4,586.3	4,578.8	4,495.7	4,290.7	4,238.5
88 kV(4)	–	–	58.2	58.2	58.2
69 kV	981.5	967.2	1,185.0	1,173.2	1,166.1
34.5 kV	79,496.2	78,357.4	76,903.0	76,524.7	74,460.8
13.8 kV	96,863.6	95,381.6	96,545.7	94,999.7	91,296.6
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV) (3)	18,398.6	18,112.8	17,855.8	16,702.2	16,043.9
Generation (step up) substations	5,006.8	5,004.1	5,004.1	5,004.1	5,004.1
Distribution substations (34.5 kV)	1,533.7	1,507.6	1,624.0	1,624.0	1,624.0
Distribution transformers	9,312.4	8,934.7	8,565.0	8,216.4	6,651
Total energy losses	7.5%	7.3%	7.3%	7.2%	7.2%

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

(4)   Reclassified to 138 kV in 2009.

Transmission

Our transmission system consists of all our assets of 230 kV and greater and a small portion of our 69 kV and 138 kV assets, which are used to transmit the electricity we generate and the energy we receive from other sources. In addition to using our transmission lines to provide energy to customers in the State of Paraná, we also transmit energy through the Interconnected Transmission System. Two companies owned by the federal government, Eletrosul and Furnas Centrais Elétricas S.A. – Furnas (“Furnas”), also maintain significant transmission systems in the State of Paraná. Furnas is responsible for the transmission of electricity from Itaipu, while Eletrosul’s transmission system links the states in the south of Brazil.  Copel, like the other utilities that own transmission facilities, is required to give other parties access to its transmission facilities for compensation at a level set by ANEEL.

The construction of new transmission facilities of 230 kV and higher must be awarded in a bidding process or otherwise authorized by ANEEL. We are permitted by ANEEL to make minor improvements to some of the existing 230 kV and 500 kV facilities.

In May 2009, Copel Geração e Transmissão won a public bidding carried out by ANEEL for the construction and operation of a 115 km transmission line of 500 kV between the municipalities of Foz do Iguaçu and Cascavel.

In June 2010, Copel won another public auction for the construction and operation of two facilities, both located in the State of São Paulo. The first concession is a 356 km transmission line of 500 kV and the second is a 230 kV substation.

Distribution

Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 138 kV and a small portion of our 230 kV assets. Higher voltage electricity is supplied to bigger industrial and commercial customers and lower voltage electricity is supplied to residential, small industrial, commercial customers and other customers. At December 31, 2010, we provided electricity in a geographic area encompassing approximately 98% of the State of Paraná and served 3.8 million customers.

Our distribution network includes 181,994 km of distribution lines, 349,256 distribution transformers and 237 distribution substations of 34.5 kV, 34 substations of 69 kV and 80 substations of 138 kV. During 2010, 131,216 new customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas where there is a large concentration of trees in the vicinity of the distribution grid.

We have 31 customers who are directly supplied with energy at a high voltage (69 kV and above) through connections to our distribution lines. These customers accounted for approximately 6.2% of the total volume of electricity sold by Copel Distribuição or 2.9% of our total volume of electricity sold in 2010.

We are responsible for expanding the 138 kV and 69 kV distribution grid within our concession area.

System Performance

We determine the energy losses of our distribution system separately from those of our transmission system. The total losses from our distribution system are calculated by taking the difference between the energy allocated to the system and the energy supplied to the customers.

Our energy losses totaled 7.5% of our available energy in 2010 and includes losses from the basic transmission grid and Itaipu.

Information regarding the duration and frequency of outages for our customers is set forth in the following chart for the years indicated.

	Year ended December 31,
Quality of supply indicator	2010	2009	2008	2007	2006
DEC – Duration of outages per customer per year (in hours)	11h28min	12h55min	12h11min	13h32min	14h47min
FEC – Frequency of outages per customer per year (number of outages)	9.46	11.04	10.69	12.41	13.66
_________________

The Company has outperformed the 2010 quality of supply target indicators requested by ANEEL (DEC: 14h01min and FEC: 12.80).

Purchases

The following table contains information concerning volume, costs and average tariffs for the main sources of the electricity we purchased in the last five years.

Source:	2010	2009	2008(1)	2007(1)	2006(1)
Itaipu
Volume (GWh)	5,306	5,379	5,468	4,666	4,665
Cost (R$ millions)	468.3	521.0	502.4	385.4	335.4
Average tariff (R$/MWh)	88.3	96.9	91.9	82.6	71.9
Auctions in the regulated market
Volume (GWh)	15,418	14,185	12,746	11,850	10,293
Cost (R$ millions) (2)	1,370.3	1,184.9	976.2	845.1	654.1
Average tariff (R$/MWh)	88.9	83.5	76.6	71.3	63.6
Cien
Volume (GWh)	-	-	-	1,533	3,504
Cost (R$ million)	-	-	-	111.2	227.4
Average tariff (R$/MWh)	-	-	-	72.5	64.9

________________

(1)   Presented in accordance with Previous Brazilian GAAP.

(2)   These numbers do not include short-term energy purchased through the Electric Energy Trading Chamber - CCEE.

Itaipu

We purchased 5,306 GWh of electricity from Itaipu in 2010, which constituted 10.6% of our total available electricity in 2010 and 21.2% of Copel Distribuição’s total available electricity in 2010. Our purchases represented approximately 6.2% of Itaipu’s total production. Distribution companies operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars, and have been set for 2011 at US$24.9 per kW per month.

In 2010, we paid an average tariff of R$88.3 per MWh for energy from Itaipu, compared to R$96.9 per MWh during 2009. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

Auctions in the Regulated Market

In 2010, we purchased 15,418 GWh of electricity through auctions in the regulated market. This energy represents 66.1% of the total electricity we purchased. For more information on the regulated market and the free market, see “The Brazilian Power Industry – The New Industry Model Law.”

Cien

We entered into two agreements on December 13, 1999 to purchase firm capacity and associated energy from Cien (the “Cien Agreements”). The Cien agreements were terminated on January 1, 2008, leaving us with a deficit of 400 MW, for which we compensated by buying energy at public auctions. The Ministry of Mines and Energy (“MME”) authorized Copel to compensate for the energy that Copel was to purchase under the Cien Agreements, and to pass through the related cost increases to its Final Customers. We no longer need to buy energy to compensate for this shortfall.

Sales to Final Customers

During 2010, we supplied approximately 96% of the energy distributed directly to captive customers in the State of Paraná. Our concession area includes 3.8 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, located the south of the State of Paraná. We also sold energy to a total of 11 Free Customers, three of which are located outside of our concession area. During 2010, the total power consumption of our captive customers and Free Customers was 22,359GWh, a 5% increase as compared to 21,286GWh during 2009. The following table sets forth information regarding our volumes of energy sold to different categories of purchasers for the periods indicated.

Year ended December 31,
Categories of purchaser	2010	2009	2008	2007	2006
	(GWh)
Industrial customers	8,146	7,748	7,955	7,740	7,200
Residential	5,925	5,664	5,379	5,143	4,826
Commercial	4,466	4,200	3,967	3,722	3,407
Rural	1,774	1,680	1,606	1,522	1,431
Other(1)	2,048	1,994	1,911	1,858	1,826
Total(2)	22,359	21,286	20,818	19,985	18,690

____________

(1)   Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.

(2)   Total GWh does not include our energy losses.

The following table sets forth the number of our Final Customers in each category at December 31, 2010.

Category	Number of Final Customers
Industrial	69,208
Residential	2,964,805
Commercial	308,988
Rural	366,694
Other(1)	49,715
Total	3,759,410

____________

(1)    Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.

Industrial and commercial customers accounted for approximately 22% and 16%, respectively, of our total revenues from energy sales during 2010. In 2010, 24% of our total revenues from energy sales were from sales to residential customers.

Tariffs

Retail Tariffs. We classify our customers in two groups (“Group A Customers” and “Group B Customers”), based on the voltage level at which electricity is supplied to them and on whether they are considered as industrial, commercial, residential or rural customers.  Each customer falls within a certain tariff level defined by law and based on the customer’s classification, although some flexibility is available according to the nature of each customer’s demand. Under Brazilian regulation, low voltage customers such as residential customers (other than Low Income Residential Customers, as defined below) pay the highest tariff rates, followed by 13.8 kV and 34.5 kV voltage customers, usually commercial customers and 69 kV and 138 kV voltage customers, usually industrial customers.

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

ANEEL modifies our tariffs annually, generally in June. For more information about the distribution tariff adjustments that have been made by ANEEL in recent years, see “Item 5. Operating and Financial Review and Prospects - Overview - Rates and Prices.”

The following table sets forth the average tariffs for each category of Final Customer in effect in 2010 and 2009.

Tariffs	2010	2009
	(R$/MWh)
Industrial	159.24	148.67
Residential	233.78	221.07
Commercial	202.68	191.35
Rural	143.04	134.80
Other customers	156.07	145.62
All Final Customers	186.09	174.98

Low Income Residential Customers. Under Brazilian law, we are required to provide discounted rates to certain low income residential customers (“Low Income Residential Customers”). In 2010, we served 702,882 Low Income Residential Customers. For servicing these customers, we received a R$70.6 million grant, which was approved by ANNEL, from the Brazilian Federal Government.

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

Transmission Tariffs. A transmission concessionaire is entitled to annual revenues based on the transmission network it owns and operates. These revenues are annually readjusted according to criteria stipulated in the concession contract. We are a party to six transmission concession contracts, three of which are in the operational stage and three of which are in construction. Not all of the transmission concession contracts employ the same revenue model.

Under our main transmission concession, which involves our main transmission facilities and accounted for 92% of our gross transmission revenues in 2010, 40% of the transmission revenues are updated on an annual basis by the IGPM and the other 60% are subject to the tariff review process.

The first periodic revision related to our main transmission concession scheduled for 2005 was only carried out in 2007, at which point ANEEL reduced the tariffs we receive by 15.08%. This adjustment was applied retroactively to July 2005, and was passed on to our Final Customers until June 2009. The remainder of our annual revenues was subject to adjustment by IGP-M or IPCA, as applicable.

In addition, we have five concession agreements for transmission lines and substations, which correspond to an aggregate of 8% of our transmission revenues. Under one of these agreements, the revenues are updated on an annual basis by the IGPM and the revenues are not subject to the tariff review process, but the annual revenue will be reduced in 50% from the 16 year on, as of 2016. The other four agreements revenues are subject to the tariff review process.

In 2010, the transmission tariffs of two of our contracts were readjusted by the IGPM, resulting in an increase of 4.2% and one was readjusted by the IPCA, and has increased by 5.2%. In addition, in July 2010 pursuant to a second periodic revision of our principal concession, ANEEL granted provisional approval of a reduction in our transmission tariff by 22.88%, applied to the revenues of new installations in the Interconnected Transmission System, and applied retroactively from July 1, 2009 onward. In June 2011, ANEEL has reviewed the figures of the second periodic revision and changed the annual revenues reduction to 19.94%.

Other Businesses

Telecommunications

Copel Telecomunicações S.A. Pursuant to an authorization from the Brazilian National Telecommunication Agency, Agência Nacional de Telecomunicações (“ANATEL”), we provide corporate telecommunication services within the State of Paraná and international long-distance services. We have been offering these services since August 1998 through the use of our fiber optics network (totaling 17.63 thousand km of fiber optic cables by the end of 2010). In 2010, we served 242 of the 399 municipalities in the State of Paraná. In addition to our commercial services, we have also been involved in an educational project aimed at providing public elementary and middle schools in the State of Paraná with broadband Internet access.

We provide services to most of the major Brazilian telecommunication companies that operate in the State of Paraná. In total, we have 980 clients, which include supermarkets, universities, banks, internet service providers and television networks. We also provide a number of different telecommunication services to our subsidiaries.

Sercomtel. We own 45.0% of the stock of Sercomtel Telecomunicações S.A. and Sercomtel Celular S.A. (together, “Sercomtel”). Sercomtel holds concessions to provide fixed and mobile telephone services in the municipalities of Londrina and Tamarana in the State of Paraná and has obtained ANATEL’s authorization to provide telephone services to all other cities in the State of Paraná. Currently, Sercomtel operates under an authorization regime in the cities of Cambé, Ibiporã and Arapongas. The city of Rolândia has been serviced since April 2009, and the cities of Apucarana and Maringá have been served since November 2008 and May 2010, respectively. Sercomtel has concessions from ANATEL to provide cable television in São José in the State of Santa Catarina and Osasco in the State of São Paulo and radio-wave television transmission in Maringá in the State of Paraná.

As of December 31, 2010, Sercomtel Telecomunicações, in its concessions area for fixed telephone services, had a total of 209,502 telephone lines installed, of which 184,171 were in operation. As of December 31, 2010, Sercomtel Celular had an installed capacity of 106,739 terminals in its Global System for Mobil Communications (“GSM”) system, of which 74,901 were in operation.  In December 2009, Sercomtel started providing 3G services with a capacity of 20,000 lines, of which 3,550 are currently installed. Sercomtel’s Telecomunicações’ 2010 net revenues were R$144.3 million, with net income of R$20.5 million, and Sercomtel Celular’s 2010 net revenues were R$29.7 million, with net loss of R$6.9 million.  As a result of impairment tests conducted in 2008, our entire investment in Sercomtel Celular S.A. was written off. In 2010, the impairment test of Sercomtel Telecomunicações identified the need for a reversal of the loss of R$23.4 million. As of December 31, 2010, our investment in Sercomtel Telecomunicações was R$72.5 million.

Water and Sewage

In January 2008, Copel bought the 30% stake in Dominó Holdings S.A. (“Dominó Holdings”) held by Sanedo Ltda., a wholly-owned subsidiary of Grupo Veola, for R$110.2 million. We now own 45.0% of the total outstanding share capital of Dominó Holdings, which in turn owns 39.7% of the voting stock or 34.7% of the total capital of Companhia de Saneamento do Paraná – Sanepar (“Sanepar”), a public utility company that provides 344 urban and rural municipalities and approximately 9.2 million people in the State of Paraná with water distribution services and 5.7 million with sewage services. The State of Paraná owns 60.0% of the outstanding voting capital of Sanepar. Dominó Holdings’ net income in 2010 was R$45.2 million. The other shareholders of Dominó Holdings are Andrade Gutierrez Concessões S.A and Daleth Participações S.A, each with 27.5%.

In February 2003, the State of Paraná issued a decree canceling the Sanepar shareholders’ agreement and dismissing the board members appointed by Dominó Holdings. Dominó Holdings is currently engaged in litigation with the State of the Paraná in connection with this issue.

Gas

We are engaged in the distribution of natural gas through Companhia Paranaense de Gás (“Compagas”), the company that holds the exclusive rights to supply piped gas in the State of Paraná. Compagas’s customers include thermoelectric plants, cogeneration plants, gas stations, other businesses and residences. Compagas is focusing its business strategy on marketing the benefits of substituting gas for fuel oil and other fuels as a means of achieving greater energy efficiency, as well as on enhancing its market share.

As of December 31, 2010, we owned 51.0% of the capital stock of Compagas and accounted for this interest through consolidation, since we control this company. The minority shareholders of Compagas are Petrobras and Mitsui Gas, each of which owns 24.5% of the capital stock of Compagas.

Compagas recorded an increase of 18.7% in the volume of natural gas distributed, from 809,076 cubic meters per day in 2009 to 960,681 cubic meters per day in 2010. Its number of customers increased 38%, from 6,731 in 2009 to 9,288 in 2010. In 2010, Compagas distributed 253.4 million cubic meters to the Araucária Thermoelectric Plant an increase of 28.1%. Compagas owns a gas distribution network in the State of Paraná, covering 546 kilometers in 2010, an increase from the 520 kilometers covered in 2009. In 2010, Compagas’s net revenues were R$267.8 million, an increase of 17.9%, and its net income was R$40.5 million, an increase of 27.1%.

Services

We own 40.0% of the share capital of ESCO Electric Ltda. (“ESCO”), a company that assists customers with their electricity needs through the provision of consulting services, planning and project implementation, automation services, operation, maintenance, training and technical assistance. The Instituto de Tecnologia para o Desenvolvimento – LACTEC – owns the remaining 60% of the share capital. ESCO also markets products and services aimed at obtaining greater energy efficiency and energy conservation. During 2010, ESCO did not record revenue and it had a net income of R$1.6 million. All operations of this company were discontinued in 2008 and we expect it to be liquidated during 2011.

Concessions

We operate under concessions granted by the Brazilian government for our generation, transmission and distribution businesses.

In the generation segment, as from 2003 there is no longer any practical difference between a concessionaire and an independent producer. However, all concession agreements that were in effect prior to 2003 establish that the concessionaire has the right to renew the contract for an additional 20-year period. Concessions granted to independent producers between 1995 and 2003 can be renewed for an additional 20 years at ANEEL’s discretion, a process which can no longer be carried out with generation concessions granted after 2003, as is the case with the Mauá Hydroelectric Plant. After the final expiration date of a generation concession, as indicated in the table below, the concession will be subject to a competitive bidding process.

In the transmission and distribution segments, for the concessions auctioned after 1995, concessionaires have the right to request for their concessions agreements to be renewed for an additional period of 35 years. Our distribution and our main transmission concessions were auctioned before 1995 and renewed in 1995. Although these concessions expire in 2015 and are by their terms renewable for an additional 20 years, we are not assured of our ability to effectively renew these concessions due to uncertainty surrounding the renewal process. For more details see Note 9 to our Consolidated Financial Statements.

Generation

Since 1999, 13 of our generation plants have had their concessions extended by Brazilian authorities, in each case for the 20-year term allowed by law. According to applicable law, these concessions are not eligible for a second extension. For each of our generation facilities for which the concession has not yet been extended, we will have the option to request a 20-year extension. The Rio dos Patos renewal was requested in January  2011 and the Marumbi renewal request is currently being reviewed by ANEEL.

Concessions for new generation projects, granted after 2003, such as the Mauá Hydroelectric Plant, are non-renewable, meaning that upon expiration, a further concession will be granted pursuant to a competitive bidding process.

The following table sets forth information relating to the terms as well as the renewals of our generation concessions.

Plant	Initial concession date	First expiration date	Extension date	Final expiration date
Foz do Areia	May 1973	May 2003	January 2001	May 2023
São Jorge	December 1974	December 2004	April 2003	December 2024
Apucaraninha	October 1975	October 2005	April 2003	October 2025
Guaricana	August 1976	August 2006	August 2005	August 2026
Chaminé	August 1976	August 2006	August 2005	August 2026
Segredo	November 1979	November 2009	September 2009	November 2029
Derivação do Rio Jordão	November 1979	November 2009	September 2009	November 2029
Salto Caxias	May 1980	May 2010	September 2009	May 2030
Cavernoso	January 1981	January 2011	September 2009	January 2031
Rio dos Patos	February 1984	February 2014	Renewal requested in January 2011	Expiration by decree of the Brazilian government
Capivari Cachoeira	April 1965	May 1995	June 1999	July 2015
Mourão	January 1964	January 1994	June 1999	July 2015
Chopim I	March 1964	March 1994	June 1999	July 2015
Figueira	March 1969	March 1999	June 1999	March 2019
Marumbi	March 1956	Expiration by decree of the Brazilian government	Extension by decree of the Brazilian government	Expiration by decree of the Brazilian government

In September 2009, MME renewed the following power plant concessions for an additional term of 20 years: Segredo (final term expiring 2029), Salto Caxias (final term expiring 2030) Derivação do Rio Jordão (final term expiring 2029), and Cavernoso Power Plant (final term expiring in 2031).

We have ownership interests in 5 other generation projects, through generation partnerships established with certain other companies. The following table sets forth information relating to the terms of the concessions of the other generation plants in which we had an ownership interest as of December 31, 2010.

Plant	Consortium	Initial concession date	Expiration date	Extension
Dona Francisca	Dona Francisca Energética SA - DFESA	July 1979	August 2033	Possible
Santa Clara and Fundão	Elejor	October 2001	October 2036	Possible
Araucária	UEG Araucária Ltda.	December 1999	December 2029	Possible
Mauá	Consórcio Energético Cruzeiro do Sul	June 2007	July 2042	Not Possible
Foz do Chopim	Foz do Chopim Energética	April 2000	April 2030	Possible

Transmission

Under our transmission concession contracts, we have the right to request 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 36 months prior to the expiration of the contract in question. Our principal transmission concession, which corresponds to 92% of our transmission revenues, expires on July 7, 2015, and may not be renewed. In addition, we have three concession agreements for transmission lines and substations, which correspond to an aggregate of 8% of our transmission, which can be approved for an additional 30 years. We plan on applying for, and receiving, extensions for all of our transmission concessions, which may be renewed for an additional 30 years.

The following table sets forth certain information relating to the terms and renewal of our transmission concessions:

Transmission Facility	Initial concession date	First expiration Date	Possibility of extension	Expected final expiration date
Main transmission concession	July 2001	July 2015	Possible (1)	July 2035
Bateias – Jaguariaíva Transmission Line	August 2001	August 2031	Possible	August 2061
Bateias – Pilarzinho Transmission Line	March 2008	March 2038	Possible	March 2068
Foz do Iguaçu – Cascavel Oeste Transmission Line	November 2009	November 2039	Possible	November 2069

____________

(1) Although the concession contract contains a clause allowing for its extension, the Federal Government of Brazil is considering disallowing such extension for all such concession contracts granted prior to 1995.

Distribution

We operate our distribution business pursuant to a concession granted to us on June 24, 1999, which expires on July 7, 2015. We will have the right to request a 20-year extension of this concession from ANEEL, 36 months prior to its expiration according to the concession agreement.

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

•         new customers (those connected to the distribution network after July 1995) with demand of at least 3 MW at any voltage; and

•         customers with demand of at least 500kW that opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants or biomass projects.

During 2010, we provided electricity to a total of 11 Free Customers. These customers represented approximately 2.0% of our operating revenues from energy sales and approximately 2.3% of the total quantity of electricity sold by us in 2010. Contracts with Free Customers that are set to expire in 2011 represent approximately 12.1% of the total megawatts sold under contract to such customers. There can be no assurance that, upon the expiration of these contracts, these Free Customers will purchase energy from us.

At December 31, 2010, we had 39 customers that were eligible to qualify as Free Customers. These customers represented approximately 3.8% of our total volume of electricity sold in 2010, and approximately 5.2% of our total operating revenues from energy sales for that year.

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

All of our activities are subject to our Sustainability and Corporate Citizenship Policy, which integrates corporate planning and sustainability management in order to optimize our financial, social and environmental performance.

Our transmission facilities that pre-date the introduction of the 1986 environmental licensing requirements are currently being inspected by the relevant environmental authorities to ensure that these older facilities are compliant with current environmental regulations.

We renew our environmental licenses in accordance with the procedures of the environmental authorities.  We are in compliance with all material environmental regulations and our more recent (post-1986) generation, transmission and distribution projects are in compliance with federal, state and municipal regulations.

In 2010, the compulsory environmental inspections for the hydroelectric plant of Guaricana and 525 kV transmission lines of Salto Caxias – Salto Santiago and Salto Caxias – Cascavel were concluded. These inspections did not reveal any necessary interventions, liabilities or provisions for remaining risks. These inspections did reveal the opportunity for improvement in certain areas and the need to conform to certain criteria established by applicable legislation. However, the inspections found that we are fully capable of implementing the corrective actions proposed in the action plan we filed with the environmental regulators.

These compulsory environmental inspections are required by law as a condition for the renewal of operating licenses. These inspections also allow us to obtain an independent assessment of our environmental policies and compliance with laws and regulations.

In March 2008, we received the necessary site license to begin construction of the Mauá Hydroelectric Power Plant and, in December 2010, we received the necessary site licenses to begin construction of the Colíder Hydroelectric Plant and the Cavernoso II Small Hydroelectric Plant. These site licenses were granted after we received approval of our environmental plan, which contains various programs and sub-programs designed to prevent, mitigate and offset any negative environmental and social impact of this project, while enhancing the positive effects of the project.

We are involved in environmental and social programs including the “Education for Sustainability” (Educação para a Sustentabilidade) program and the “Tribute to the Waters Program” (Programa Tributo às Águas). Through the Programa de Educação para a Sustentabilidade, Copel promotes the communication among stakeholders and develops projects of environmental sensitization with the communities in the vicinities.

The Tribute to the Waters Program  aims to improve the quality and availability of water in Copel’s reservoirs through managing and monitoring the watersheds. As part of this program, Copel participates in the Programa de Gestão Ambiental Integrada em Microbacias - PGAIM to promote the quality and availability of water in the State of Paraná.

To reinforce our commitment to environmental, social and economic sustainability, we are signatories to the United Nations Global Compact, and we actively seek to implement the principles of the Global Compact in our daily activities and our corporate culture.

Plant, Property and Equipment

Our principal properties consist of the generation and telecommunications facilities described in “Business - Generation and Purchasers of Energy.” Of the net book value of our total property, plant and equipment at December 31, 2010 (including construction in progress), generation facilities represented 81.4%, telecommunications represented 3.3%, Elejor represented 7.9% and Araucária Thermoelectric Plant represented 7.3%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

The Expropriation Process

Although we receive concessions from the Brazilian government to construct hydroelectric facilities, we do not receive title to the land on which the facilities are to be located.  In order for us to construct, the land must be expropriated. The land required for the implementation of a hydroelectric facility may only be expropriated pursuant to specific legislation.  We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of expropriation disputes. At December 31, 2010, we estimated our liability related to the settlement of such disputes to be approximately R$12.9 million. This amount is in addition to amounts for land expropriation included in each of our hydroelectric facility budgets.

THE BRAZILIAN POWER INDUSTRY

General

In November 2010, the MME approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 167.0 GW by 2019, of which 70.0% is projected to be hydroelectric, 15.0% is projected to be thermoelectric, 2.0% is projected to be nuclear and 13.0% is projected to be from alternative energy sources such as wind, biomass and small hydroelectric plants.

Approximately 37% of the installed power generating capacity of Brazil is currently owned by Eletrobras (including its wholly-owned subsidiary Eletronuclear and its 50.0% participation interest in Itaipu). Through its subsidiaries, Eletrobras is also responsible for 56% of the installed transmission capacity equal or above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de São Paulo – CESP, Companhia Energética de Minas Gerais – CEMIG and us, among others.

Principal Regulatory Authorities

Ministry of Mines and Energy – MME

The MME is the primary regulator of the power industry and acts as the Brazilian governmental authority empowered with policymaking, regulatory and supervisory powers.

National Electric Energy Agency – ANEEL

The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency.  ANEEL’s primary responsibility is to regulate and supervise the power industry in accordance with the policies set forth by the MME and to respond to matters which are delegated to it by the Brazilian government and the MME. ANEEL’s current responsibilities include, among others, (i) administering concessions for electric energy generation, transmission and distribution, including the approval of electricity tariffs, (ii) enacting regulations for the electric energy industry, (iii) implementing and regulating the utilization of energy sources, including the use of hydroelectric power, (iv) promoting monitoring and managing the public bidding process for new concessions, (v) settling administrative disputes among electricity sector entities and electricity purchasers, and (vi) defining the criteria and methodology for the determination of transmission and distribution tariffs.

National Electric System Operator – ONS

The ONS (Operador Nacional do Sistema Elétrico) is a non-profit, private entity comprised of electric utilities engaged in the generation, transmission and distribution of electric energy, in addition to other private participants such as importers, exporters and Free Customers. The primary role of the ONS is to coordinate and regulate the generation and transmission operations in the Interconnected Transmission System, subject to the ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include, among others, operational planning for the generation industry, organizing the use of the domestic Interconnected Transmission System and international interconnections, ensuring that industry participants have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the electric energy system, proposing plans to the MME for extensions of the Interconnected Transmission System, and formulating regulations regarding the operation of the transmission system for ANEEL’s approval.

Electric Energy Trading Chamber – CCEE

The CCEE is a non-profit, private entity subject to authorization, inspection and regulation by ANEEL. The CCEE is responsible for, among other things, (i) registering all energy purchase agreements in the regulated market, Contratos de Comercialização de Energia no Ambiente Regulado (“CCEAR”), and registering the agreements resulting from market adjustments and the volume of electricity contracted in the free market, and (ii) accounting for and clearing short-term transactions. The CCEE is composed of holders of concessions, permissions and authorizations in the electricity industry and Free Customers, and its board of directors is composed of four members appointed by these agents and one by the MME, who is the chairman of the board of directors.

Energy Sector Monitoring Committee – CMSE

The CMSE was created by the New Industry Model Law to monitor service conditions and to recommend preventative measures to ensure energy supply adequacy, including demand-side action and contracting of energy reserves.

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

The following is a summary of the principal developments in the regulatory and legal framework of the Brazilian electricity sector:

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

•         In 1998, the Power Industry Law was enacted, providing for, among other things, the creation of the ONS and the appointment of BNDES as the financing agent of the power industry, especially to support new generation projects.

•         In 2001, Brazil faced a serious energy crisis that lasted through February 2002. During this period, the Brazilian government implemented an energy-rationing program in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil. In April 2002, the Brazilian government for the first time implemented the extraordinary tariff readjustment to compensate the electricity suppliers for financial losses incurred as a result of the rationing period.

•         In 2004, the Brazilian government enacted the New Industry Model Law, in an effort to further restructure the power industry with the ultimate goal of providing customers with a stable supply of electricity at reasonable prices.

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

The Concessions Law establishes, among other things, the conditions that the concessionaire must comply with when providing electricity services, customers’ rights and the respective rights and obligations of the concessionaire and the granting authority. In addition to the Concessions Law, the concessionaire must also comply with the general regulations governing the electricity sector. The main provisions of the Concessions Law and related ANEEL regulations are summarized as follows:

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

Intervention by the granting authority. The granting authority may intervene in the concession, by means of a presidential decree, to ensure the adequate performance of services, as well as the full compliance with applicable contractual and regulatory provisions. Within 30 days of such a decree, the granting authority’s representative must commence an administrative proceeding in which the concessionaire is entitled to contest the intervention. During the term of the administrative proceeding, the granting authority shall appoint a third party to manage the concession. If the administrative proceeding is not completed within 180 days of the issuance of the decree, the intervention will be stopped and the concession will be returned to the concessionaire. The concession is also returned to the concessionaire if the granting authority’s representative decides not to terminate the concession and the concession has not yet expired.

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

Expiration. When the concession expires, all assets, rights and privileges that are materially related to the rendering of the electricity services revert to the Brazilian government. Following the expiration, the concessionaire is entitled to indemnification for its investments in assets that have not been fully amortized or depreciated as of the expiration.

Penalties. ANEEL regulations govern the imposition of sanctions against electricity sector participants and determine the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each infraction, the fines can be up to 2% of the revenue (net of value-added tax and services tax) of the concessionaire in the 12-month period preceding any penalty notice. Some infractions that may result in fines relate to the failure to request ANEEL’s approval to, among other things: (i) execute certain contracts between related parties; (ii) sell or assign the assets related to services rendered as well as impose any encumbrance (including any security, bond, guaranty, pledge and mortgage) on these or any other assets related to the concession or the revenues from electricity services; (iii) effect a change in the controlling interest of the holder of the authorization or concession; and (iv) make certain changes to the bylaws. In the case of contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, require that the contract be rescinded.

The New Industry Model Law

The New Industry Model Law introduced material changes to the regulation of the electric energy industry, in order to (i) provide incentives to private and public entities to build and maintain generation capacity, and (ii) ensure the supply of electricity in Brazil at low tariffs through a competitive electricity public bidding process. The key elements of the New Industry Model Law include:

•         Ensuring the existence of two markets: (1) the regulated market, a more stable market in terms of supply of electricity, and (2) a market specifically addressed to certain participants (i.e., Free Customers and energy-trading companies), called the free market, that permits a certain degree of competition vis-à-vis the regulated market.

•         Restrictions on certain distribution activities, including requiring distributors to focus on their core business of distribution activities in order to promote more efficient and reliable services to captive customers.

•         Elimination of self-dealing by providing an incentive for distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties.

•         Upholding contracts executed prior to the New Industry Model Law, in order to provide regulatory stability for transactions carried out before its enactment.

The New Industry Model Law excludes Eletrobras and its subsidiaries from the National Privatization Program, which was created by the Brazilian government in 1990 to promote the privatization process of state-owned companies.

Parallel Environment for the Trading of Electric Energy

Under the New Industry Model Law, the purchase and sale of electricity is carried out in two different segments: (i) the regulated market, which contemplates that distribution companies will purchase by public auction all the electricity they need to supply their customers; and (ii) the free market, which provides for the purchase of electricity by non-regulated entities (such as the Free Customers and energy traders).

However, the electricity arising from the following is subject to specific rules different from the rules applicable to the regulated market and to the free market (i) low capacity generation projects located near consumption points (such as certain co-generation plants and small hydroelectric power plants), (ii) plants qualified under the Proinfa Program, an initiative established by the Brazilian government to create incentives for the development of alternative energy sources, such as wind power projects, small hydroelectric power plants and biomass projects, (iii) Itaipu and (iv) Angra 1 and 2.

The electricity generated by Itaipu will continue to be sold by Eletrobras to the distribution concessionaires operating in the South, Southeast and Midwest portions of the Interconnected Transmission System. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed below under “Distribution Tariffs.”

Beginning January 2013, the energy generated by nuclear plants Angra 1 and 2 will be sold by Eletronuclear to the distribution concessionaires at a rate that will be calculated by ANEEL.

The New Industry Model Law does not affect bilateral agreements entered into before 2004.

The Regulated Market

In the regulated market, distribution companies must purchase their expected electricity requirements for their captive customers in the regulated market through a public auction process. The auction process is administered by ANEEL, either directly or through the CCEE, under certain guidelines provided by the MME.

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

Under the New Industry Model Law, the estimate of demand from distributors is the principal factor in determining how much electricity the system as a whole will contract. A distributor is obligated to contract all of its projected electricity needs, as opposed to 95.0% under the previous regime. A deviation in actual demand from projected demand could result in penalties to distributors. In the event of under-contracting, the distributor is penalized directly in an amount that increases as the difference between the amount of energy contracted for and actual demand increases. An under-contracting distributor must also pay to meet its demand by purchasing energy in the spot market.

In the event of over-contracting, where the contracted volume falls between 100% and 103% of actual demand, the distributor is not penalized and the additional costs are compensated for through increases in its customers’ tariffs. Where the contracted volume is over 103% of actual demand, the distributor must sell energy in the spot market. If the contract price proves lower than the current spot market price, the distributor sells its excess energy for a profit. On the other hand, if the contract price is higher than the spot market price, the distributor sells its excess energy at a loss.

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

A consumer that is eligible to choose its supplier may only do so upon the expiration of its contract with the local distributor and with advance notice or, in the case of a contract with no expiration date, upon 15 days notice in advance of the date on which the distributor must provide MME with its estimated electricity demand for the year. In the latter case, the contract will only be terminated in the following year. Once a consumer has chosen the free market, it may only return to the regulated system only with five years prior notice to its regional distributor, provided that the distributor may reduce such term at its discretion. TW’s extended period of notice seeks to assure that, if necessary, the distributor can buy additional energy in auctions in the regulated market without imposing extra costs on the captive market.

Private generators may sell electricity directly to Free Costumers. State-owned generators may sell electricity directly to Free Customers but are obligated to do so only through private auctions carried out by the state-owned generators exclusively to Free Customers or by the Free Customers.

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

These regulations establish the guidelines under which electricity-purchasing agents must contract their electricity demand. Electricity-selling agents must show that the energy to be sold comes from existing or planned power generation facilities. Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.

These regulations also require electricity distribution companies to contract for 100% of their energy needs primarily through public auctions. In addition to these auctions, distribution companies can purchase limited amounts (up to 10% of their demand) from: (i) generation companies that are connected directly to the distribution company (except for hydroelectric power plants with capacity higher than 30 MW and certain thermoelectric power plants) (ii) electricity generation projects participating in the initial phase of the Proinfa Program, (iii) power purchase agreements entered into before the New Industry Model Law was enacted, and (iv) the Itaipu Power Plant.

The MME establishes the total amount of energy that will be contracted in the regulated market and the number and type of generation projects that will be auctioned each year.

All electricity generation, distribution and trading companies, independent producers and Free Customers are required to notify ANEEL, by August 1 of each year of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. In advance of each electricity auction, each distribution company is also required to inform ANEEL of the amount of electricity that it intends to contract in the auction. In addition, distribution companies are required to specify the portion of the contracted amount they intend to use to supply potentially Free Customers.

Auctions in the Regulated Market

Electricity auctions for new generation projects are held (i) in the fifth year before the initial delivery date of electricity (as “A-5” auctions), and (ii) in the third year before the commencement of commercial operation (“A-3” auctions). Existing power generators hold auctions (i) in the year before the initial delivery date (“A-1” auctions), and (ii) up to four months before the delivery date (“market adjustments”). Auctions exclusively for electricity from wind, small hydro and biomass power plants are held between years A-1 and A-5. New and existing power generators may participate in the reserve energy auctions as long as these generators increase the power system capacity or they did not achieve commercial operation by January 2008. Invitations to bid in the auctions are prepared by ANEEL in accordance with guidelines established by the MME, including the requirement that the lowest bid wins the auction. Each generation company that participates in the auction executes a contract for purchase and sale of electricity with each distribution company, in proportion to the distribution companies’ respective estimated demand for electricity, except for the market adjustment and reserve energy auctions. The contracts for both A-5 and A-3 auctions have a term of between 15 and 30 years, and the contracts for A-1 auctions have a term between 5 and 15 years. Contracts arising from market adjustment auctions are limited to a two-year term. The reserve energy contracts are limited to a 35-year term.

The quantity of energy contracted from existing generation facilities may be reduced for three reasons: (i) to compensate for captive customers that become Free Customers; (ii) to compensate for market deviations from the estimated market projections (up to 4% per year of the annual contracted amount, beginning two years after the initial electricity demand is estimated); and (iii) to adjust the quantity of contracted energy in bilateral agreements entered into prior to the enactment of the New Industry Model Law. With regard to (i) above, the reduction in net revenue caused when a captive customer becomes a Free Customer is compensated by the increased amounts that Free Customers are required to pay to use our distribution system. However, a Free Customer may disconnect from our distribution system (and therefore cease to pay us a distribution tariff) if it chooses to connect directly to the Interconnected Transmission System or if it generates energy for self-consumption and transports this energy without using our distribution system. Because a Free Customer that connects directly to the Interconnected Transmission System no longer pays us a distribution tariff, we might not be able to fully recover this loss in revenues.

Since 2004, CCEE has conducted eleven auctions for new generation projects, nine auctions for energy from existing power generation facilities, one auction for alternative generation projects, and three auctions for reserve energy in order to increase energy supply security and ten auctions for market adjustments. No later than August 1 of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the five subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and determines which generation companies will participate in the auction. The auction is carried out electronically in two phases.

After the completion of the auction (except in the case of reserve energy auction), generators and distributors execute the CCEAR, in which the parties establish the price and amount of the energy contracted in the auction. The price is adjusted annually based on price variations published by the IPCA. The distributors grant financial guarantees to the generators (mainly receivables from the distribution service) to secure their payment obligations under the CCEAR.

Also after completion of the auction, the generation concessionaire and the CCEE execute the Contrato de Energia de Reserva (“CER”), in which the parties establish the price and amount of the energy contracted for in the auction. The distributors, free customers and self-producing customers then execute the Contrato de Uso da Energia de Reserva (“CONUER”) with CCEE, in order to provide for the terms of the use of the reserve energy. The reserve energy customers grant financial guarantees to CCEE to secure their payment obligations under CONUER.

The Annual Reference Value

Brazilian regulation establishes a mechanism (the “Annual Reference Value”) that limits the costs that can be passed through to Final Customers. The Annual Reference Value corresponds to the weighted average of the electricity prices in the A-5 and A-3 auctions (excluding alternative energy auctions), calculated for all distribution companies.

The Annual Reference Value encourages distribution companies to contract their expected electricity needs in the A-5 auctions, where the prices are expected to be lower than in A-3 auctions. The Annual Reference Value is applied during the first three years of the power purchase agreements for new power generation projects. Beginning in the fourth year, 100.0% of the electricity acquisition costs from these projects is passed through to customers. The decree establishes the following permanent limitations on the ability of distribution companies to pass-through costs to customers: (i) no pass-through of costs for electricity purchases that exceed 103% of actual demand; (ii) limited pass-through of costs of the acquisition of electricity in the A-3 auctions, if the amount of purchased energy exceeds 2% of the amount of electricity contracted in the A-5 auctions; (iii) if the volume contracted from existing generation projects decreases by over 4%, new contracts from new generation projects are afforded limited pass-through. The MME establishes the maximum acquisition price for electricity generated by existing projects. If distributors do not comply with the obligation to fully contract their demand, the pass-through of costs from energy acquired in the short-term market is the lower of the spot market price and the Annual Reference Value.

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

Restricted Activities of Distributors

Distributors in the Interconnected Transmission System are not permitted to (i) engage in activities related to the generation or transmission of electric energy, (ii) sell electric energy to Free Customers, except for those in their concession area and under the same conditions and tariffs maintained with respect to captive customers, (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership, or (iv) engage in activities that are unrelated to their respective concessions, except for those permitted by law or the relevant concession agreement.  A generator is not allowed to hold more than a 10% equity interest in any distributor.

Elimination of Self-Dealing

Since the purchase of electricity for captive customers is now performed through auctions in the regulated market, “self-dealing” (under which distributors were permitted to meet up to 30.0% of their energy needs using energy that was either self-produced or acquired from affiliated companies) is no longer permitted. As of 2004, all of a distributors demand must be met through purchases made in public auctions.

Challenges to the Constitutionality of the New Industry Model Law

The New Industry Model Law is currently being challenged on constitutional grounds before the Brazilian Supreme Court. The Brazilian government moved to dismiss the actions, arguing that the constitutional challenges were moot because they related to a provisional measure that had already been converted into law. To date, the Supreme Court has not reached a final decision and we do not know when such a decision may be reached. While the Supreme Court is reviewing the law, its provisions have remained in effect. Regardless of the Supreme Court’s final decision, certain portions of the New Industry Model Law relating to restrictions on distributors performing activities unrelated to the distribution of electricity, including sales of energy by distributors to Free Customers and the elimination of self-dealing, are expected to remain in full force and effect.

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

TUSD

Users of a distribution system pay the distribution concessionaire a tariff known as the TUSD. The TUSD is divided into two parts: one related to the contracted power in R$/kW and other related to the regulatory charges in R$/kWh. The amount paid by the users of a distribution system is calculated by multiplying the maximum contracted power for each of the customer’s points of connection to the concessionaire’s distribution system, by the tariff in R$/kW, plus the product of the power consumption by the tariff in R$/kWh, per month.

In relation to the captive customers, the TUSD is part of the supply tariff that is calculated based on the voltage used by each customer.

TUST

The TUST is paid by distribution companies, generators and Free Customers to transmission companies for the use of the Interconnected Transmission System (electrical transmission system with voltage equal or higher than 230 kV). This tariff is revised annually according to (i) the location of the user of the Interconnected Transmission System and (ii) the annual revenues that a transmission company is permitted to collect for the use of its assets in the Interconnected Transmission System. The ONS, an entity that represents all transmission companies that own assets in the Interconnected Transmission System, coordinates the payment of transmission tariffs to these transmission companies. Users of the Interconnected Transmission System sign contracts with the ONS, which allows them to use the transmission grid in return for paying TUST.

Distribution Tariffs

Distribution tariff rates to final customers (including the TUSD) are subject to review by ANEEL, which has the authority to adjust and review these tariffs in response to changes in energy purchase costs and market conditions. When adjusting distribution tariffs, ANEEL divides the costs of distribution companies into (i) costs that are beyond the control of the distributor, or (“Parcel A costs”), and (ii) costs that are under control of distributors (“Parcel B costs”). ANEEL’s tariff readjustment formula treats these two categories differently.

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

Each distribution company’s concession agreement provides for an annual readjustment (reajuste anual). In general, Parcel A costs are fully passed through to customers. Parcel B costs, however, are only adjusted for inflation in accordance with the IGP-M index, minus the X factor.

In February 2010, our distribution concession contract with ANEEL was amended. As a result, the next increase in our distribution tariffs will be reduced, causing a reduction of approximately 0.5% in our distribution revenues. Our Board of Directors approved the amendment in order to mitigate the possibility of a lawsuit or judicial proceeding on the matter. While we cannot assure you that no such action will be brought, we believe the risk of such action being brought to be low: ANEEL has spoken in favor of distributors in this matter in the past, stating that this is an indisputable matter and that the rules were clear and that the terms under dispute were included in the concession contract with the distributor.

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

In addition, a distribution concessionaire is entitled to an extraordinary tariff review (revisão extraordinária) on a case-by-case basis, to ensure its financial stability and compensate it for unpredictable costs, including taxes, that significantly change its cost structure. Extraordinary tariff adjustments were granted (i) in June 1999 to compensate for increased costs of electricity purchased from Itaipu as a result of the devaluation of the real against the dollar, (ii) in 2000 to compensate for the increase in Contribuição para o Financiamento da Seguridade Social ― COFINS (Social Security Financing Contribution) from 2% to 3%, and (iii) in December 2001 to compensate for losses caused by the Rationing Program.

Since October 2004, on the date of a subsequent tariff readjustment or tariff revision, whichever occurs earlier, distribution companies have been required to execute separate contracts for the connection and use of the distribution system and for the sale of electricity to their potentially Free Customers.

Incentives

In 2000, a Federal decree created the Thermoelectric Priority Program, Programa Prioritário de Termoeletricidade (“PPT”), for purposes of diversifying the Brazilian energy matrix and decreasing Brazil’s strong dependence on hydroelectric plants. The incentives granted to the thermoelectric plants included in the PPT are: (i) guarantee of gas supply for 20 years, as per a MME regulation, (ii) assurance that the costs related to the acquisition of the electric energy produced by thermoelectric plants will be passed on to customers through tariffs up to the normative value established by ANEEL, and (iii) guarantee of access to a special BNDES financing program for the electric energy industry.

In 2002, the Brazilian government established the Proinfa Program to encourage the generation of alternative energy sources. Under the Proinfa Program, Eletrobras shall purchase the energy generated by alternative sources for a period of 20 years. In its initial phase, the Proinfa Program is limited to a total contracted capacity of 3,300 MW. In its second phase, which will start after the 3,300 MW cap has been reached, the Proinfa Program intends to purchase up to 10% of Brazil’s annual electric energy consumption from alternative sources. The first phase of the Proinfa program commenced in 2004.

Energy Sector Regulatory Charges

State and Municipal ICMS Compensation

From January 1, 2010 to December 31, 2012, distributors are required to pay a levy in the amount of 0.3% of their annual net operating revenues, which will be transferred to certain states and municipalities in compensation with losses in tax revenues that these states and municipalities suffered when they became connected to the Interconnected Transmission System, due to the fact that they no longer receive energy from locally-generated sources. These funds must be used by the states and municipalities to provide increased access to electricity, to finance social and environmental projects, and to conduct research and development and support energy efficiency initiatives.

EER

The Encargo de Energia de Reserva (“EER”) is a regulatory charge designed to raise funds for energy reserves that have been contracted through CCEE. These energy reserves, which are mandatory, were created in order to attempt to ensure a sufficient supply of energy in the Interconnected Transmission System. The EER shall to be collected from Final Customers of the Interconnected Transmission System. Beginning in 2010, this charge has been collected on a monthly basis.

RGR Fund

In certain circumstances, electric energy companies are compensated for certain assets used in connection with a concession if the concession is revoked or is not renewed.  In 1971, the Brazilian Congress created a reserve fund designed to provide these compensatory payments (the “RGR Fund”). In February 1999, ANEEL established a fee requiring public-industry electric companies to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, not to exceed 3% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and the RGR Fund has been used principally to finance generation and distribution projects. The RGR Fund was scheduled to be phased out by the end of 2010, but the Brazilian Congress approved a law, which is still subject to the President of Brazil approval, that extends the RGR Fund until 2035.

UBP

Independent Power Producers – IPPs reliant on hydrological resources (except small hydroelectric power plants) are required to make contributions for using a public asset, Uso de Bem Público (“UBP”) according to the rules of the corresponding public bidding process for the granting of concessions. Eletrobras receives the UBP payments in a specific account.

CCC

Distribution companies (and also some transmission companies responsible for Free Customers) must contribute to the Fuel Consumption Account, Conta de Consumo de Combustível (“CCC Account”). The CCC Account was created in 1973 to generate financial reserves to cover fossil fuel costs in order to reduce tariffs to be paid by customers supplied by thermoelectric power plants. However, since July 2009 the CCC reserves have been used to cover the difference of the cost of generation in the isolated systems (supplied only by thermoelectric power plants) and the cost of generation in the Interconnected Transmission System. The CCC Account is administered by Eletrobras. The CCC Account, in turn, reimburses electric companies for a substantial portion of the power generation costs of their thermoelectric power plants in the isolated systems.

In February 1998, the Brazilian government provided for the phasing out of the CCC Account. During the 2003-2005 period, subsidies from the CCC Account were phased out for thermal power plants that are connected to the Interconnected Transmission and that were constructed prior to February 1998 system. Thermal power plants constructed after that date will not be entitled to subsidies from the CCC Account. In April 2002, the Brazilian government established that subsidies from the CCC Account would continue to be paid, for a period of 20 years, to thermoelectric plants located in isolated systems. However, in December 2009, the Brazilian government revoked this provision and the CCC is therefore no longer set to expire.

CDE

In 2002, the Brazilian government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE Account”). The CDE Account is funded by (i) monthly payments made by concessionaires for the use of public assets, (ii) penalties and fines imposed by ANEEL and (iii) the annual fees paid by agents offering electric energy to Final Customers, by means of an additional charge added to the tariffs for the use of the transmission and distribution systems. These fees are adjusted annually. The CDE Account was created to support (i) the development of energy production throughout Brazil, (ii) the production of energy by alternative energy sources, and (iii) the provision of electric energy services to all of Brazil. The CDE will be in effect until 2027 and is regulated by the executive branch and managed by Eletrobras.

Itaipu Transmission Fee

The Itaipu Hydroelectric Plant has an exclusive transmission grid and is not part of the Interconnected Transmission System. Companies that are entitled to receive electricity from Itaipu pay a transmission fee in an amount equal to their proportional share of the Itaipu generated electricity.

Use of Water Resources Tax

Holders of concessions and authorizations that allow for the exploitation of water resources must pay a total tax of 6.75% of the value of the energy they generate, which for purposes of this calculation is based on a rate set by ANEEL.  Beginning on January 1, 2010, ANEEL set this rate at R$64.69/MWh. The proceeds of this tax are shared among the states and municipalities where the plant or the plant’s reservoir is located, as well as with certain federal agencies.

ANEEL Inspection Fee

The ANEEL Inspection Fee is an annual fee due by the holders of concessions, permissions or authorizations equal to an ANEEL determined percentage of their revenues. The ANEEL Inspection Fee requires these holders to pay up to 0.5% of their annual revenue to ANEEL in 12 monthly installments.

Default on the Payment of Regulatory Charges

The New Industry Model Law provides that the failure to pay required contributions to the RGR Fund, Proinfa Program, CDE Account, CCC Account, or make certain payments, such as those due from the purchase of electric energy in the regulated market or from Itaipu, will prevent the defaulting party from receiving readjustments or reviews of their tariffs (except for an extraordinary review) and will also prevent the defaulting party from receiving funds from the RGR Fund, CDE Account or CCC Account. We comply with payment obligations related to Regulatory Charges.

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

A company holding concessions and authorizations for generation and transmission of electricity must invest a minimum of 1% of its annual net operational revenues in research and development. A company that generates electricity exclusively from small hydroelectric power plants, cogeneration or alternative energy projects is not subject to this requirement.

The amount to be invested in research and development must be distributed as follows:

•         40% to the company research and development projects, under the supervision of ANEEL;

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

A violator of an environmental law may be subject to administrative and criminal sanctions and will have an obligation to repair or provide compensation to the affected party for environmental damages. Administrative sanctions may include substantial fines and suspension of activities, while criminal sanctions may include fines and, for individuals, including for directors and employees of companies that commit environmental crimes, possible imprisonment.

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

The Law of Environmental Crimes, which took effect in 1998, establishes a general framework of liability for environmental crimes. Federal laws and statutes have established the National System for Management of Water Resources and the National Council of Water Resources to address the major environmental issues facing the hydroelectric sector and users of water resources. In 2000, the Brazilian government created an independent agency, the National Water Agency, to regulate and supervise the use of water resources.

The Brazilian Forestry Code and related regulations deal with the maintenance and acquisition of areas affected by hydroelectric plant reservoirs. These regulations may result in increased maintenance, reforestation and condemnation costs to energy industry concessionaires. In addition, Paraná state law requires a mandatory environmental audit of companies whose activities may impact the environment within the state.

Item 4A.   Unresolved Staff Comments

None.

Item 5.      Operating and Financial Review and Prospects

The information derived from our statement of operations for the years ended December 31, 2010 and 2009 has been prepared in accordance with IFRS as issued by the IASB. For more information see “Presentation of Financial and Other Information” and Note 4 to our consolidated financial statements.

Overview

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003 and an economic recovery that has led to consistent growth since 2004. In 2009, Brazilian GDP decreased due to the global financial crisis. Since then, the Brazilian economy has shown a return to growth, growing 7.5% in 2010.

The following table shows selected economic data for the periods indicated:

	Year ended December 31,
	2010	2009
Inflation (IGP-DI)	11.3%	(1.4)%
Appreciation (depreciation) of the real vs. U.S. dollar	4.5%	34.2%
Period-end exchange rate – US$1.00(1)	1.6662	1.7412
Average exchange rate – US$1.00	1.7589	1.9905
Change in real GDP	7.5%	(0.2)%
Average interbank interest rates(2)	9.9%	9.7%

______________

(1)   The real/U.S. dollar exchange rate at June 21, 2011 was R$1.5910 per US$1.00.

(2)   Calculated in accordance with Central Clearing and Custody House (“CETIP”) methodology (based on nominal rates).

Sources: FGV-Fundação Getúlio Vargas, the Brazilian Central Bank, the Brazilian Geography and Statistics Institute (“IBGE”) and Central Clearing and Custody House (“CETIP”).

Rates and Prices

Our results of operations are significantly affected by changes in the prices and tariffs that we charge for electricity. Most of our revenues come from electricity sales to captive customers at regulated rates defined by ANEEL. We also sell energy through auctions, bilateral agreements and to Free Customers at prices that are not directly regulated, but are heavily influenced by energy regulatory policy. In the auctions held during 2004 and 2005, the electricity prices in the agreements with delivery dates beginning in 2005, 2006 and 2007 reflected an electricity surplus, resulting in a reduction of energy prices. Electricity prices for agreements with delivery dates beginning in 2008, 2009 and 2010 were higher than prior years, due to increased demand since 2008.

Sales to Final Customers represented about 48.3% of the volume of electricity we delivered in 2010, and accounted for 72.1% of our energy sales revenues. Almost all of such sales were to captive customers. The rates we charge to our captive customers are set by ANEEL based on considerations established by law and regulations. For more information, see “Item 4. Information on the Company - The Brazilian Power Industry - Distribution Tariffs.” In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL,  our profits and cash flows may be adversely affected.

ANEEL modifies our Retail Tariffs annually, generally in June. In recent years, the adjustments have been as follows.

•         In June 2007, ANEEL required us to decrease our Retail Tariffs by an average of 1.22% pursuant to the annual tariff readjustment. The primary reason that ANEEL required this decrease was to account for the devaluation of the US dollar against the real in 2006.

•         In June 2008, ANEEL reduced our Retail Tariffs by an average of 3.35% pursuant to its preliminary periodic revision, which occurs every four years. However, giving effect to the recovery of Parcel A costs, which are calculated each year, the net effect of this reduction on our customers was an increase of 0.04% on tariffs. On June 2, 2009, after a final adjustment by ANEEL, our Retail Tariffs were reduced by an average of 3.65%. However, giving effect to the recovery of Parcel A costs, the net effect of this on our customers was a reduction of 0.27% on tariffs.

•         In June 2009, ANEEL approved the annual readjustment of our Retail Tariffs, increasing them by an average of 18.04%, of which 11.42% related to the tariff increase and 6.62% referred to an increase in recovery of deferred regulatory assets (CVA). The readjustment became effective as of June 24, 2009.  After giving effect to the recovery of Parcel A costs, the net effect of the above tariff readjustment on our captive customers was an increase on tariffs of 12.98%.

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

•         In February 2010, our distribution concession contract with ANEEL was amended. As a result, the next increase in our distribution tariffs will be reduced, causing a reduction of approximately 0.5% in our distribution revenues. Our Board of Directors approved the amendment in order to mitigate the possibility of a lawsuit or judicial proceeding. Nevertheless, we cannot assure you that no such action will be brought.

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

•         In June 2011, ANEEL approved the annual readjustment of our Retail Tariffs, increasing them by an average of 5.55%, of which 5.77% related to the tariff increase and 0.22% referred to an decrease in recovery of deferred regulatory assets (CVA). The readjustment became effective as of June 24, 2011. After giving effect to the recovery of Parcel A costs, the average effect of this tariff readjustment on our captive customers was an increase of 2.99%.

Purchase and Resale of Energy

Our distribution business purchases energy from generation companies and resells this energy to final customers at regulated rates. For more information, see “Item 4. Information on the Company - Business - Generation” and “Item 4. Information on the Company - Business - Purchases.” Our major long-term contracts or purchase obligations are described below.

•         We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2010, our electricity purchases from Itaipu amounted to R$468.3 million.

•         Our distribution business is required to purchase a large portion of its energy needs from the regulated market. For more information, see “Item 4. Information on the Company - The Company - Distribution - Auctions in the Regulated Market.”

Under current legislation, the amount that our distribution business charges Final Customers is composed of two fees: a fee for the actual energy consumed and a fee for the use of our distribution system. Since the regulated rates at which our distribution business sells energy to final customers are substantially the same as the rates at which it purchases energy (after accounting for deductions and the cost of energy purchased for resale), our distribution business does not generate operating profit from the sale of electricity to final customers. Rather, our distribution business generates operating profit principally by collecting tariffs for the use of our distribution system.

Impact of the CRC Account

One of our most significant assets consists of the obligations of the State of Paraná under an agreement that was most recently amended in January 2005. These obligations derive from amounts we were entitled to recover under a prior regulatory regime, and as a result they are referred to as the recoverable rate deficit account or “CRC” account (Conta de Resultados a Compensar). As of December 31, 2010, the outstanding balance of the CRC Account was R$1,341.2 million. The balance is adjusted for IGP-DI, bears interest at 6.65%, and is payable in monthly installments through April 2025. If the State of Paraná fails to make payments on a timely basis, we may apply dividends we owe to the State of Paraná in its capacity as our shareholder against amounts it owes us under the CRC Account agreement.

Special Obligations

The contributions received from the federal government and our customers exclusively for investment in our distribution network are named as special obligations. We record the amount of these contributions on our balance sheet as a reduction of our intangible and financial assets, under the caption “special obligations,” and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions is offset against intangible and financial assets. The amount we recorded as special obligations as of December 31, 2010 was R$293.6 million as a reduction of intangible assets and R$1,426.1 million as a reduction of financial assets.

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

The discussion below addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. Please see Notes 2, 3 and 4 to our consolidated financial statements included herein for a more detailed discussion of the application of these and other accounting policies, and for identification of the effects brought by the adoption of the new accounting pronouncements.

Property, Plant and Equipment

                   We have adopted the deemed cost methodology to determine the fair value of Copel Geração e Transmissão’s property, plant, and equipment, specifically for the generation business as of the date of transition of our financial statements to the IFRSs (January 1, 2009). These assets are depreciated according to the linear method based on annual rates set forth and reviewed periodically by ANEEL, which are used and accepted by the market as representative of the economic useful life of the assets related to concession's infrastructure, limited to the term of said concession, when applicable. The estimated useful life, the residual amounts, and depreciation are reviewed as of the date of the balance sheets, and the effect of any changes in estimates is recorded prospectively.

                   Internal studies have shown that the balances as of January 1, 2009 of assets related to telecommunications business were compatible with their fair values and supported by impairment tests. Costs directly attributable to construction work as well as interest and financial charges on loans from third-parties during construction are recorded under property, plant, and equipment in progress.

Accounting for concession arrangements

We account for our concession agreements for transmission and distribution business in accordance with IFRIC 12 - Service Concession Agreements.

IFRIC 12 establishes that electric energy utilities should record and measure revenues according to IAS 11 - Construction Contracts and IAS 18 - Revenues, even when governed by a single concession agreement. We record our construction revenues in connection with the construction services for infrastructure employed in the power transmission and distribution services. The respective costs are recognized when incurred in the statement of operations for the corresponding period, as construction costs.

Since we outsource the construction of power distribution infrastructure to non-related parties and that a large part of the work is carried out over short periods, our construction margin on power distribution business is not significant, and may reach amounts close to zero. Our construction margin adopted for the transmission business in 2010 was 1.65% (1.80% in 2009) and results from a calculation methodology which takes into account the respective business risk.

For the distribution concession arrangements, we recognize financial assets and intangible assets, based on the bifurcated model, as a counterpart of construction revenue. Financial assets represent our understanding of our unconditional right to receive cash payments upon expiration of the concession from ANEEL, which is the reimbursements set forth in the concession agreements, designed to compensate us for the investments made in infrastructure which have not been recovered through the collection of tariffs from users. Intangible assets represent the right to access and to operate the infrastructure, built or acquired by us or provided to be used by us as part of the concession agreement. Intangible assets are determined as the construction fair value deducted by the estimated financial asset, and by the accumulated amortization and impairment losses, when applicable (residual amount). The amortization of intangible assets reflects our estimated future economic benefits pattern, which approximates to 15% per year, limited to the term of the concession.

Since distribution financial assets do not have determinable cash flows – as we operate under the assumption that the value of the corresponding reimbursements will be based on the replacement cost of the concession assets and as they do not feature the necessary characteristics to be classified under any other category of financial assets – they are classified as “available for sale”. The cash flows related to these assets are determined taking into account the replacement cost of PPE named Regulatory Compensation Basis (Base de Remuneração Regulatória or BRR), defined by ANEEL. The return on these financial assets is based on the regulatory Weighted Average Cost of Capital or WACC approved by ANEEL in the periodic rate review process carried out every four years.

For the transmission concession arrangements, we recognize financial assets as a counterpart of construction revenue. These include the following amounts: (i) revenues from the construction of transmission infrastructure for use by system users; (ii) revenues from the operation and maintenance of infrastructure effectively constructed; and (iii) the financial return on these revenues guaranteed by ANEEL during the term of the concession. Revenues under power transmission concession agreements are collected by making infrastructure available to system users, are not subject to demand risk, and are thus considered guaranteed revenues, called Annual Permitted Revenues (Receita Annual Permitida or RAP) to be collected over the term of the concession. Amounts are billed monthly to the users of this infrastructure, pursuant to reports issued by the National System Operator (Operador Nacional do Sistema or ONS). Upon expiration of the concession, any uncollected amounts related to the construction, operation, and maintenance of infrastructure shall be received directly from ANEEL, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through tariffs (RAP). These financial assets do not have an active market, present fixed and ascertainable cash flows, and are thus classified as “loans and receivables”. They are initially estimated based on the respective fair values and later measured according to the amortized cost calculated under the effective interest rate method.

Generation concessions are deemed out of scope of IFRIC 12 and were accounted for under other applicable IFRS.

Additional information on the accounting for intangible and financial assets arising from concession agreements is disclosed in Note 2.23 and 2.24 to our consolidated financial statements.

The recognition of fair value for intangible and financial assets arising on concession contracts is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded. The estimated useful lives of the underlying assets, as well as the rate of return of the financial assets also require significant assumptions and estimates, which different assumptions and estimates and changes in future circumstances, could have a significant impact on our results of operations.

Revenue Recognition

We recognize revenue on an accrual basis: we recognize revenue when persuasive evidence of an arrangement exists, delivery of goods has occurred or services have been rendered, our price to the customer has been fixed or is determinable and collection is reasonably assured. Under the accrual basis, we recognize revenue regardless of when the cash is received.

We bill our residential, industrial and commercial customers monthly. Unbilled revenues from the billing date to month-end are estimated based on the prior month’s billing and recognized as revenue at the end of the month in which the service was provided. We read certain of our individual customers’ meters systematically throughout the month in order to estimate how much energy we have sold to individual customers as a group. At the end of each month, the amount of energy delivered to each customer since their last meter reading date is estimated and the corresponding unbilled revenue is determined based upon a customer’s daily estimated usage by class and applicable customer rates reflecting significant historical trends and experience. Differences between estimated and actual unbilled revenues, which have historically been insignificant, are recognized in the following month.

Impairment of Long-Lived Assets

Long-lived assets, primarily property, plants and equipment, comprise a significant amount of our total assets. We evaluate our long-lived assets and make judgments and estimates concerning the carrying value of these assets, including the amounts to be capitalized, the depreciation rates and useful lives of these long-lived assets. The carrying values of these assets are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about the demand for our products and services, future market conditions and regulatory developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. During the fiscal year ended on December 31, 2010, the UEG Araucária verified that there are internal indicators pointing to the possibility of certain assets being over their recoverable value, particularly the asset related to the low recurring dispatch of the thermal facility’s total energy output capacity. In light of these indicators and the impairment tests based on its value in use, we recorded a provision for the non-recoverable goodwill in UEG Araucária in the amount of R$44.6 million as of December 31, 2010.

On December 31, 2010, based on the impairment tests we have reverted impairment losses in Sercomtel Telecomunicações in the amount of R$23.4 million, mainly due to improvement in economic scenarios of the investee.

Electric Energy Trading Chamber – CCEE

For accounting purposes, we recognize costs and revenues related to purchases and sales of energy in the spot market based on our internal estimates, which estimates are reviewed by the CCEE.

We claimed a credit based on energy purchased from Itaipu during the energy rationing period that occurred in 2001, when there was a significant difference between the purchase price of Itaipu energy and energy sold at a loss in the spot market. We are contesting a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2010, R$1,473.0 million in costs for energy we purchased for resale in the spot market during the electricity rationing period of 2001 and the first quarter of 2002. Our management believes that losses resulting from the final ruling of this claim are not probable and therefore we have no provision relating to this matter. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2010, we had provisions of R$33.8 million to cover probably losses related to these other lawsuits.

Reserve for Risks (Labor, Civil and Tax)

Our subsidiaries and we are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues.

We account for risks based on the determination that it is probable that a future event will confirm that an asset has been impaired or a liability has been incurred at the date of the financial statements, and the amount of loss can be reasonably estimated. By their nature, risks will only be resolved when a future event or events occur or fail to occur; typically such events will occur a number of years in the future. The evaluation of these risks is performed by our internal and external legal counsel. Accounting for risks requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to risks could change as new developments occur or more information becomes available. The outcome of the risks could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. The reserve for risks as of December 31, 2010 amounted R$866.4 million, of which R$321.5 million was related to tax proceedings, R$306.4 million was related to civil claims, R$146.3 million was related to labor claims, R$53.2 million was related to employee benefits and R$38.8 million was related to regulatory proceedings.

The legal proceedings for which we classify our risk of loss as “possible” totaled R$2,967.7 million as of December 31, 2010, of which R$1,629.0 million was related to regulatory proceedings, R$1,049.1 million was related to tax proceedings, R$141.2 million was related to civil claims, R$115.6 million was related to labor claims and R$32.8 million was related to employee benefits.

Employee Retirement and Health Benefits

We sponsor a defined-benefit pension plan and defined-contribution pension plan covering substantially all of our employees. We have also established a health care plan for current and retired employees.  We determine our funding obligations for these plans based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, rates of inflation, mortality rates and future employment levels. These assumptions directly affect our liability for accrued pension costs.

In 2010, we recorded expenses in the amount of R$124.2 million for our pension and health care plans. We estimate that we will incur expenses in the amount of R$55.3 million in 2011 (according to actuarial calculations), plus the monthly costs of these plans.

Deferred Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing rates. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. The deferred taxes balances subject to the federal taxing department inspection are those constituted over the 2006 to 2010 basis.

Transition to International Financial Reporting Standards

We have changed our consolidated financial reporting from Brazilian GAAP to International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We adopted IFRS for the fiscal year ended December 31, 2010 and retrospectively applied IFRS to the fiscal year ended December 31, 2009 for comparative purposes. The transition date for our adoption of IFRS was January 1, 2009, the date on which the opening balance sheets were prepared in accordance with these new accounting practices. IFRS differs in certain significant respects from U.S. GAAP.

Note 4 to our consolidated financial statements describes the effects of adoption of the IFRS to our consolidated financial statements and also contains a reconciliation of equity and net income recorded under Brazilian GAAP as of and for the year ended December 31, 2009 to the amounts recorded under IFRS.

Explanation of Exemptions and Exceptions Applied in the Transition to IFRS

In our transition to IFRS, we have applied certain voluntary exemptions, at the transition date of January 1, 2009, provided for in the standards issued by the IASB, as follows:

•   Business combination exemption. We applied an exemption referring to business combinations, electing not to restate the business combinations carried out before the transition date at fair value.

•   Fair value as deemed cost exemption. We elected to measure property, plant and equipment at fair value as the deemed cost of those assets for purposes of our balance sheet as of the transition date.

•   Employee benefit exemption. We recognized all past actuarial gains and losses cumulatively as of January 1, 2009.

•   Loan cost exemption. We applied the exemption regarding loan costs set forth under IFRS 1 and thus have not capitalized interest to eligible assets before January 1, 2009, the transition date.

The remaining optional exemptions do not apply to the Company, and, therefore, had no impact on our consolidated financial statements and the mandatory exceptions provided for under IFRS standards were in accordance with the accounting practices we previously adopted, and, therefore, had no impact on our consolidated financial statements.

                   For more details, see Note 4 to our consolidated financial statements.

Analysis of Electricity Sales and Cost of Electricity Purchased

The following table sets forth the volume and average rate components of electricity sales and purchases for the years 2009 and 2010.

	Year ended December 31,
	2010	2009
Electricity Sales
Sales to Final Customers
Average price (R$/MWh):(1)
Industrial customers(2)	159.24	148.67
Residential customers	233.78	221.07
Commercial customers	202.68	191.35
Rural customers	143.04	134.80
Other customers(3)	156.07	145.62
All customers(2)	186.09	174.98
Volume (GWh):
Industrial customers(2)	8,146	7,748
Residential customers	5,925	5,664
Commercial customers	4,466	4,200
Rural customers	1,774	1,680
Other customers(3)	2,048	1,994
All customers(2)	22,359	21,286
Total revenues from sales to Final Customers (millions of R$)	4,160.8	3,724.6
Sales to distributors(4)
Average price (R$/MWh)(1)	81.64	77.05
Volume (GWh)(5)	15,777	15,692
Total revenues (millions of R$)	1,288.0	1,209.2
Electricity Purchases
Purchases from Itaipu
Average cost (R$/MWh)(6)	88.26	96.86
Volume (GWh)	5,306	5,379
Percentage of total Itaipu production purchased	6.2	8.0
Total cost (millions of R$)(7)	468.3	521.0
Purchases from others(4)
Average cost (R$/MWh)	83.50	78.21
Volume (GWh)(5)	18,011	16,570
Total cost (millions of R$)(7)	1,504.0	1,295.8

_________
(1)   Average prices or costs have been computed by dividing (i) the corresponding revenues or expenses by (ii) MWh of electricity sold or purchased.
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
(7)   See “Item 4. Information on the Company - Business - Generation” and “Item 4. Information on the Company - Business - Purchases” for an explanation of our expenses relating to electricity purchases.

Results of Operations for the Years Ended December 31, 2010 and 2009

The following table summarizes our results of operations for the years ended December 31, 2009 and 2010:

	Year ended December 31,
	2010	2009
	(R$ million)
Operating revenues:
Electricity sales to Final Customers:	2,213.4	2,059.5
Residential	723.5	677.2
Industrial	730.5	673.9
Commercial	467.7	433.3
Rural	126.9	118.8
Other classes	164.8	156.3
Electricity sales to distributors	1,288.0	1,209.2
Use of main distribution and transmission grid	2,272.4	1,975.1
Residential	661.7	575.0
Industrial	566.6	477.9
Commercial	437.5	370.4
Rural	126.9	107.7
Other classes	154.8	134.0
Other distribution and transmission revenues	325.0	310.1
Construction revenues	663.5	601.9
Telecommunications revenues	97.9	80.2
Distribution of Piped gas	237.3	205.2
Other operating revenues	128.6	119.0
	6,901.1	6,250.1
Operating costs and expenses:
Electricity purchased for resale	(1,972.3)	(1,816.8)
Use of main distribution and transmission grid	(592.7)	(553.2)
Personnel and management	(811.5)	(810.1)
Pension and health care plans	(124.2)	(109.7)
Material and supplies	(84.1)	(69.2)
Raw materials and supplies for power generation business	(23.0)	(21.2)
Natural gas and supplies for gas business	(144.6)	(128.9)
Third-party services	(350.9)	(321.1)
Depreciation and amortization	(543.0)	(539.8)
Accruals and provisions	(362.8)	39.9
Construction costs	(662.9)	(601.6)
Other operating expenses	(296.1)	(275.3)
	(5,968.1)	(5,207.0)

Result of equity in investees	99.3	14.3
Financial income (expenses), net	348.4	6.7
Income before income tax and social contribution	1,380.7	1,064.2
Income tax and social contribution	(370.5)	(251.9)
Net income for the period	1,010.3	812.3
Net income attributable to parent company	987.8	791.8
Net income attributable to non-controlling interest	22.5	20.5
Other comprehensive income	2.0	11.5
Comprehensive income	1,012.3	823.7
Comprehensive income attributable to parent company	989.8	803.2
Comprehensive income attributable to non-controlling interest	22.5	20.5

Results of Operations for 2010 compared with 2009

Operating Revenues

Our operating revenues increased by 10.4%, or R$ 651.0 million, in 2010 compared with 2009. Of this increase, R$ 153.8 million was due to electricity sales to Final Customers and R$ 297.3 million was due to charges for use of our main distribution and transmission grid. Revenues from electricity sales to distributors increased by 6.5%, or R$ 78.8 million and construction revenue increased by 10.2% or R$61.6 million.

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 7.5% or R$ 153.8 million in 2010. The average tariff for Final Customers increased by 6.4% as compared with 2009 average rate. The average tariff rates for the residential, industrial, commercial and rural classes of Final Customers increased by 5.8%, 7.1%, 5.9% and 6.1%, respectively. The variation in average price increases between different classes of customers reflects the fact that the tariffs established by ANEEL in 2009 and 2010 varied depending upon the voltage level received.

The increase in the volume of energy sold to Final Customers in 2010 compared with 2009 primarily reflected an increase in the number of Final Customers in each category.

•         The volume of electricity sold to residential customers increased by 4.6% in 2010 compared with 2009. Of this increase, 3.7% was due to an increased number of customers and 0.9% was due to an increased in average consumption per residential customer. This increase was driven mainly due to sales of energy consuming products as a consequence of a greater availability of credit.

•         The volume of electricity sold to industrial customers, including both captive customers and Free Customers, increased by 5.1% in 2010 compared with 2009. Of this increase 3.3% was due to an increased number of customers and 1.8% was due to an increase in average consumption per industrial customers, which in turn were caused the better performance of the food, automotive and machinery and equipment industries.

•         The volume of electricity sold to commercial customers increased by 6.3% in 2010 compared with 2009. Of this increase, 3.4% was due to an increase in average consumption per commercial customer and 2.9% was due to an increased number of customers. In 2010, the increase in commercial segment occurred due to the healthy job market and the increase in consumer credit.

•         The volume of electricity sold to rural customers increased 5.6% in 2010 compared with 2009. Of this increase, 3.9% was due to an increased number of customers and 1.7% was due to an increased in average consumption per industrial customers. This increase was driven mainly due to the Brazilian economy expansion.

Electricity Sales to Distributors. Electricity sales to distributors include sales in auctions in the regulated market (77.3% of total revenues for sales to distributors in 2010), sales under bilateral agreements (14.6% of total revenues for sales to distributors in 2010) and sales in the spot market (8.1% of total revenues for sales to distributors in 2010).

Our revenues from electricity sales to distributors increased by 6.5% or R$78.8 million, in 2010 compared with 2009. This increase was caused by: (i) increased prices under power purchase agreements in the regulated market (CCEAR) and bilateral contracts; and (ii) higher revenue from short-term electricity market (CCEE);

Use of Main Distribution and Transmission Grid. Our revenues from the use of main distribution and transmission grid increased by 15.1% or R$297.3 million, in 2010 compared with 2009. This was principally caused by: (i) increased use of the grid; and (ii) the tariff adjustment.

Telecommunications revenues. Revenues from our telecommunications segment increased by 22.0% or R$17.6 million in 2010, primarily due to an increase in both the number of clients and demand for new telecommunication services by existing clients.

Distribution of Piped Gas. Revenues from distribution of piped gas increased by 15.7% or R$32.1 million in 2010, mainly due to the effect of the global economic recovery and the resulting increase in gas sales, particularly to the industrial segment, which increased by 11.0% in 2010 compared to 2009.

Other Operating Revenues. Other operating revenues increased by 8.1% or R$9.6 million, in 2010 mainly due to greater dispatch at the Araucária Thermal Power Plant in the second half of 2010.

Operating Costs and Expenses

The attached financial statements present our operating costs and expenses by function. However, in accordance with IFRS, Note 31 to the financial statements presents this information according to the nature of the operating cost or expense. For ease of understanding, the analysis below reflects the information presented by nature.

Our total operating costs and expenses increased by 14.6%, or R$761.1 million, to R$5,968.1 million in 2010 from R$5,207.0 million in 2009, including amounts recognized as other operating expenses. The following were the principal factors in the increase of our operating costs and expenses:

•         Electricity Purchased for Resale. Our costs for the energy we purchased for resale increased by 8.6%, or R$155.5 million, to R$1,972.3 million in 2010 compared with R$1,816.8 million in 2009. This increase was mainly due to higher acquisition costs from auctions in the regulated market and from the Proinfa program, which were partially offset by the reduction in the cost of energy purchased from Itaipu. The average cost of energy we purchased in auctions in the regulated market increased from R$83.53/MWh in 2009 to R$88.90/MWh in 2010, and the volume we purchased in the regulated market increased from 14,185 GWh in 2009 to 15,418 GWh in 2010. The average cost of energy we purchased from Itaipu decreased from R$96.86/MWh in 2009 to R$88.26/MWh in 2010, and the volume we purchased from Itaipu decreased from 5,379 GWh in 2009 to 5,306 GWh in 2010.

•         Use of Main Distribution and Trasmission Grid. Expenses we incurred for our use of the main distribution and transmission grid increased by 7.1%, or R$39.5 million, to R$592.7 million in 2010 compared with R$553.2 million in 2009. This increase was mainly due to new infrastructure in operation and due to the increase in system service charges (ESS).

•         Personnel and Management. Personnel and management expenses increased by 0.2%, or R$1.4 million, to R$811.5 million in 2010 compared with R$810.1 million in 2009, mainly due to wage increases that became effective in October 2009 (6.0%) and October 2010 (6.5%).

•         Pension and Health Care Plans. Pension and Health Care expenses increased 13.2%, or R$14.5 million, to R$124.2 million in 2010, compared with R$109.7 million in 2009. This line item reflects the accrual of liabilities pursuant to the 2010 actuarial report on our healthcare plan.

•         Materials  and supplies. Materials and supplies expenses increased by 21.5%, or R$14.9 million, to R$84.1 million in 2010 compared with R$69.2 million in 2009, substantially due to an increase in the volume of electric power system materials that we acquired in 2010.

•         Raw Material and Supplies for Power Generation Business. These expenses increased 8.2%, or R$1.8 million, to R$23.0 million in 2010, compared with R$21.2 million in 2009. This increase mainly consists of the increased cost of mineral coal purchased for the Figueira Thermoelectric Plant from R$256.0 per ton in 2009 to R$263.7 per ton in 2010.

•         Natural Gas and Supplies for Gas Business. The expenses related to natural gas purchases increased by 12.2%, or R$15.7 million, to R$144.6 million in 2010 compared with R$128.9 million in 2009. This increase was mainly caused by the increased volume of natural gas acquired by Compagas to supply third-parties, from 809,076 cubic meters per day in 2009 to 960,681 cubic meters per day in 2010.

•         Third-Party Services. Third-party services expenses increased 9.3%, or R$29.8 million, to R$350.9 million in 2010 compared with R$321.1 million in 2009, largely due to increased expenses with power grid maintenance, as well as increased costs related to data processing and transmission.

•         Depreciation and Amortization. Depreciation and amortization expenses increased 0.6%, or R$3.2 million, to R$543.0 million in 2010 from R$539.8 million in 2009.

•         Accruals and provisions. The provisions and reversals expenses increased by R$402.7 million in 2010 compared with 2009 mainly due to the provisions related to COFINS legal proceedings of R$234.6 million.

•         Construction Costs. Construction costs increased 10.2%, or R$61.3 million, to R$662.9 million in 2010 from R$601.6 million in 2009, primarily due to an increased number of energy transmission and distribution construction projects in progress.

•         Other Operating Expenses. Other operating expenses increased by R$20.8 million to an expense of R$296.1 million in 2010, compared with an expense of R$275.3 million in 2009. This variation due mostly to higher payments of financial compensation for the use of water resources, due to increased hydroelectric power output, and, to a lesser extent, was due to the recognition of losses due to asset impairment (impairment of goodwill of UEG Araucária in the amount of R$ 44.6 million) and the recognition of losses from the sale of assets.

Result of Equity in Investees

Result of equity in investees was R$99.3 million in 2010. Equity investment reflects the equity income or loss of our affiliates. In 2010, the increase was mainly due to: (i) R$34.0 million was from Dona Francisca Energética (R$27.7 million of which resulted from the reversal of provisions); (ii) R$32.6 million was from Sercomtel Telecom (R$23.4 million of which resulted from the reversal of impairment losses); (iii) R$22.1 million from Sanepar; and (iv) R$10.1 million from Foz do Chopim Energética. For more details see Note 16 to our consolidated financial statements.

In 2009, result of equity in investees amounted R$14.3 million, which was mainly caused by: (i) R$22.7 million of equity income from Sanepar; (ii) R$17.0 million of equity loss from Sercomtel – Telecomunicações; and (iii) R$9.3 million of equity income from Dona Francisca Energética.

Financial Income (Expenses), Net

We recognized R$348.4 million of net financial income in 2010, compared to net financial income of R$6.7 million in 2009. Financial revenue increased by 93.3% or R$ 314.8 million in 2010 compared to 2009, mainly due to the result of the monetary variation on our financial assets from the distribution activities and on the assets related to CRC transferred to the State Government. Financial expenses decreased by 8.1%, or R$26.9 million in 2010 compared with 2009, mainly due to lower debt charges and the effects of joining the Tax Recovery Program (Refis) in 2009.

Income Taxes and Social Contribution

In 2010, we recognized income tax and social contribution expenses of R$370.5 million, reflecting an effective tax rate of 26.8% on our pretax income. In 2009, we recognized income tax and social contribution expenses of R$251.9 million, reflecting an effective tax rate of 23.7% on our 2009 pretax income. The increase in the effective tax rate related to 2010 compared to 2009 was mainly caused by: (i) in 2010, we did not present the tax benefit related to the reduction of penalties and interests caused by the Law 11,941/2009, which represented an increase of 2.0% in the effective tax rate; (ii) the increase of equity in result of investees by R$29.5 million, which represented a reduction of 2.1%; (iii) reduction of R$10.7 million in interest on capital and dividends, which represented an increase of 1.0%; and (iv) the changes in accounting practices had tax effects that were compensated by the Transitional Tax Regime (RTT).

Liquidity and Capital Resources

Our principal capital requirements are to finance the expansion and upgrade of our electricity distribution and transmission system and to finance the expansion of our generation facilities. Capital expenditures were R$1,059.9 in 2010 (including R$168.7 million investment in the Mauá Hydroelectric Plant) and R$979.0 million in 2009 (including R$191.4 million investment in the Mauá Hydroelectric Plant). The following table sets forth a breakdown of our capital expenditures for the periods indicated.

	Year ended December 31,
	2010	2009
	(R$ million)
Generation and transmission	275.6	250.2
Distribution	676.3	655.2
Telecom	75.4	38.4
Result of equity in investees	0.2	0.1
Araucária Thermoelectric Plant	11.8	10.1
Compagas	15.7	24.9
Elejor	4.9	0.1
Total	1,059.9	979.0

Our total budgeted capital expenditures for our wholly owned subsidiaries for 2011 is R$2,060.5 million, of which:

•         R$1,024.8 million is for generation and transmission, including R$164.4 million for the construction of the Mauá Hydroelectric Plant; and R$492.4 million for the construction of the Colíder Hydroelectric Plant;

•         R$933.3 million is for distribution; and

•         R$102.4 million is for our telecommunication business.

Our following controlled companies also budgeted their own capital expenditures for 2011, as described below:

•         Compagas: R$33.8 million;

•         Araucária: R$23.3 million; and

•         Elejor: R$ 9.3 million.

Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2010 was our operating activities.  Net cash provided by operating activities was R$1,247.7 million in 2010 and R$1,241.2 million in 2009. We expect our operating cash flow to be sufficient to finance our capital expenditures in 2011.

Our ability to generate cash sufficient to meet our planned expenditures is dependent upon a variety of factors, including our ability to maintain adequate tariff levels, to obtain the required regulatory and environmental authorizations, to access domestic and international capital markets, and a variety of operating and other contingencies. In addition, we may seek to invest in other existing electric utilities, in communications services or in other areas, each of which may require additional domestic and international financing.

Like other state-owned companies, we are subject to the National Monetary Council, Conselho Monetário Nacional (“CMN”) restrictions on our ability to obtain financing from domestic and international sources. Specifically, if our internally generated funds are insufficient to meet our budgeted capital expenditures, CMN restrictions could limit our ability to accept external sources of funding.

Our total outstanding loans and financing at December 31, 2010 were R$1,985.2 million. Approximately R$56.7 million of the total debt outstanding at December 31, 2010 was denominated in U.S. dollars and R$9.2 million was indexed to a basket of foreign currencies. For more information on the terms of these loans and financings, see Note 21 of our consolidated financial statements. Our major loans and financing arrangements are:

•         Eletrobras – We have R$302.3 million in outstanding debt under government programs to finance new generation products.

•         IDB – We have R$9.2 million in debt under a loan agreement to finance the development of the Segredo hydroelectric facility and the Rio Jordão deviation project. This loan is guaranteed by the Brazilian government and secured by liens on the financed assets.

•         Banco do Brasil S.A. – We have R$703.8 million of outstanding debt with Banco do Brasil, consisting of financings we contracted to pay debentures issued in 2002, 2005 and 2006, as well as a September 2010 fixed-rate credit agreement.

•         Debentures – As of December 31, 2010, we had a total of R$621.2 million in outstanding non-convertible debentures issued by Copel. The terms of these debentures are summarized in Note 22 of our consolidated financial statements.

•         BNDES has provided a loan to Copel of R$339 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES until full repayment of the loan. As of December 31, 2009, we had an aggregate of R$ 113.3 million and as of December 31, 2010, we had an aggregate of R$ 277.9 million in outstanding debt with BNDES and Banco do Brasil under this facility.

In addition, we have obtained approval from the CMN to apply for BNDES financing in the amount of R$1,648.0 million for five projects (LT Foz do Iguaçu - Cascavel Oeste, UHE Colíder, LT Araraquara II - Taubaté, SE Cerquilho III e PCH Cavernoso II). These loans requests are being analyzed by BNDES.

Lastly, in November 2010, a loan agreement in amount of R$52.2 million was signed by Copel Telecomunicações S.A. with FINEP (Financiadora de Estudos e Projetos) to partially support the BEL – Extra Broadband project, however no disbursement has been made.

We are party to several legal proceedings that could have a material adverse impact on our liquidity if the rulings are adverse to us. In addition, we are contesting a determination by ANEEL that would require us to pay additional amounts for energy we purchased for resale during the electricity-rationing period in 2001 and the first quarter of 2002. We are also involved in several lawsuits, including challenges to the legality of certain federal taxes, which have been assessed against us, claims by industrial customers that certain increases in electricity tariffs from March through November 1986 were illegal and several labor related claims. These contingencies are described in “Item 8. Financial Information - Legal Proceedings.” If any of these claims are decided against us either individually or in the aggregate, they could have a material adverse affect on our liquidity and our financial condition.

Contractual Obligations

In the table below, we set forth certain of our contractual obligations as of December 31, 2010, and the period in which such contractual obligations come due. The table below includes pension liabilities and estimated interest payments on all our contractual obligations.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ million)
Contractual obligations:
Loans and financing	2,040.5	150.8	459.1	995.9	434.7
Debentures	673.3	673.3	–	–	–
Suppliers(1)	784.3	575.1	136.3	72.9	–
Purchase obligations(2)	60,520.9	2,702.4	6,760.1	7,794.6	43,263.8
Concession payments(3)	2,356.9	38.8	95.9	160.9	2,061.3
Eletrobras - Itaipu	10,841.2	431.0	1,032.2	2,252.2	7,125.8
Tax recovery programs(4)	232.4	200.8	31.6	–	–
Post employment benefits(5)	3,360.2	339.2	591.0	622.0	1,808.0
Total	80,809.7	5,111.4	9,106.2	11,898.5	54,693.6

____________

(1)   Mainly consists of gas supplied by Petrobras to the Araucária Thermoelectric Plant.

(2)   Consists of electric power purchase commitments pursuant to binding obligations which commitments include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions and delivery dates. Based upon the applicable purchase price at December 31, 2010.

(3)   Payments to the federal government arising from Elejor’s concession agreement.

(4)   For more details, see Note 12 to our consolidated financial statements.

(5)   For more details, see Note 23 to our consolidated financial statements.

We are also subject to risks with respect to tax, labor and civil claims and have provisioned R$866.4 million for accrued liabilities for legal proceedings related to these claims as of December 31, 2010. For more information, see “Item 8. Financial Information - Legal Proceedings” and Notes 12 and 28 to our consolidated financial statements.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 6. Directors, Senior Management and Employees

We are managed by:

•         a Board of Directors, which may consist of seven to nine members and is currently composed of seven members; and

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

•         defining the responsibilities of members or our Board of Executive Officers; and

•         electing the members of our Board of Executive Officers.

Meetings of the Board of Directors require a quorum of a majority of the directors and decisions are made by majority vote. The members of the Board of Directors are elected to serve for two-year terms and may be reelected. Among the current seven members of the Board of Directors:

•         five are elected by the holders of the Common Shares;

•         one is elected by minority shareholders; and

•         one is elected by our employees.

The member of our Board of Directors who is elected by the non-controlling shareholders has the right to veto (provided it is duly justified) the choice of the independent accountant made by the majority of the members of our Board of Directors.

The State of Paraná and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), acting through the Company and Paraná Investimentos, S.A., are parties to a shareholders’ agreement dated December 22, 1998, as amended on March 29, 2001 (the “Shareholders’ Agreement”). BNDESPAR is a wholly-owned subsidiary of BNDES. Under the Shareholders’ Agreement, the parties agree to exercise their voting rights so that:

•         the State of Paraná appoints five members to the Board of Directors; and

•         BNDESPAR appoints two members to the Board of Directors.

According to Brazilian Corporate Law, minority shareholders are entitled to appoint and remove a member of the Board of Directors, in a separate election, where such minority shareholders (i) hold at least 15% of the company’s voting shares or (ii) hold at least 10% of the company’s outstanding non-voting shares.

The terms of the current members of the Board of Directors expire in 2012. The current members are as follows:

Name	Position	Since
Mauricio Schulman	Chairman	2011
Lindolfo Zimmer	Director	2011
Pedro Luiz Cerize	Director	2011
Paulo Procopiak de Aguiar	Director	2011
José Richa Filho	Director	2011

Ivan Lelis Bonilha

	Director	2011

Vacant

	Director	2011

The following are brief biographies of the current members of our Board of Directors:

Maurício Schulman. Mr. Schulman is 79 years old. He received a degree in civil engineering from Universidade Federal do Paraná and a specialization degree in business administration. Mr. Schulman has also taken additional courses in electricity and economy in France. Previously, Mr. Schulman served as Chief Corporate Management Officer and Chief Executive Officer at Eletrobras; served as Chairman at Eletrobras, Light S.A. and Brazilian Committee to Commission de Integration Elétrica Regional; served as Chief Administrative Officer at Companhia de Desenvolvimento Econômico do Paraná – Codepar, Banco Nacional de Habitação – BNH and Federação Nacional dos Bancos - Fenaban (National Bank Federation). He also was State Secretary of the Treasury in the State of Paraná. Mr. Maurício Schulman was appointed by the State of Paraná.

Lindolfo Zimmer. Mr. Zimmer is 68 years old. He received a degree in economic engineering and industrial management from Federal University of Rio de Janeiro and in mechanical engineering and economics from Federal University of Paraná. He has MBA in marketing from Fundação Getúlio Vargas – FGV-PR. Previously, Mr. Zimmer served as Chief Executive Officer of Dobreve Energia S.A. – Desa, where he also was a member of its board of directors; advisor at Instituto de Engenharia do Paraná - IEP (State Engineering Institute) and at Federação das Indústrias do Paraná – Fiep (Industries Federation of the State of Paraná) at the Social Responsibility Thematic Council; Chief Marketing Officer at Companhia Paranaense de Energia - Copel (2000 to 2003); Chief Operation Officer at Copel (1995 to 1999); Chief Engineering and Construction Officer at Copel (1979 to 1982); Chairman of the Management Committee at Copel Telecomunicações and Copel Transmissão S.A.; member of the Management Committee at Copel Geração S.A. and Copel Distribuição S.A.; Chief Official for Special Works - Foz do Areia Power Plant; manager of the Electromechanical Engineering Department at Foz do Areia Power Plant; manager of Mechanical Maintenance and Mechanical Engineering Divisions at Copel; engineer at Salto Osório Power Plant - Copel; manager at Capivari-Cachoeira Power Plant; technical director at Inepar S.A.; department manager at Eletrobras S.A.; vice-president at Instituto Pró-Cidadania de Curitiba; and the Government Secretary for the Municipality of Curitiba.

Pedro Luiz Cerize. Mr. Cerize is 41 years old. He received a degree in Business Management from EASP - Fundação Getúlio Vargas (1991) and a master’s degree in Finance from IBMEC (1993). Previously, Mr. Cerize was responsible for the variable income at Banco BBA Creditanstalt (1997 to 2000) and was a member of the Board of Directors at Porto Seguro S.A. Mr. Cerize has also serve as a member of the Board of Directors at Cosan S.A. Indústria e Comércio since 2008 and founding-partner of Skopos Administradora de Recursos S.C. Ltda.

Paulo Procopiak de Aguiar. Mr. Aguiar is 70 years old. He received a degree in Civil Engineering from Universidade Federal do Paraná and specialization degrees in business administration for executives and theoretical and applied economics from Fundação Getúlio Vargas - FGV-PR and in the economics of hydroelectric undertakings from Universidade Federal do Paraná. Mr. Aguiar also has a degree in hydrology and hydroelectric undertakings from Centro Internacional de Estudos, Paris. Previously, Mr. Aguiar served as Chief Executive Officer, Chief Technical Officer and Chief Financial Officer at Copel; Chief Financial and Economical Control Officer at Departamento Nacional de Águas e Energia Elétrica; Chief Financial Officer at Eletrobras; National Assistant Secretary of Energy; and a Member of the Board of Directors of Eletrobras (1985 to 1989), Eletrosul (1986 to 1989) and Light (1985 to 1989). Mr. Aguiar currently serves as Officer at Cimento Itambé Company and was appointed by the State of Paraná.

José Richa Filho. Mr. José Richa is 46 years old. He has a bachelor’s degree in civil engineering from Universidade Católica do Paraná and a graduate degree in public management from Sociedade Paranaense de Ensino e Informática. Previously, Mr. Jose Richa was Chief Administrative and Financial Officer at the Departamento de Estradas de Rodagem - DER-PR (State Body for Roads); Chief Administrative and Financial Officer at Agência de Fomento do Paraná S.A. (State Development Agency); and Management Secretary of the Municipality of Curitiba. Mr. Jose Richa was appointed by the State of Paraná.

Ivan Lelis Bonilha. Mr. Bonilha is 43 years old. He received a master’s degree in state law from Pontifícia Universidade Católica de São Paulo and has a degree in law from Universidade Federal do Paraná.  Previously, Mr. Bonilha served as an advisor at Ordem dos Advogados do Brasil - OAB (Brazilian Bar Association) in the State of Paraná; advisor and member of the Legislative Issues Commission at OAB - Federal Council; attorney in Curitiba; vice-president of the Fórum dos Procuradores Gerais das Capitais (State Capital Cities Attorney General Committee). Mr. Bonilha was appointed by the State of Paraná.

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

Name	Position	Since
Lindolfo Zimmer	Chief Executive Officer	2011
Yára Christina Eisenbach	Chief Corporate Management Officer	2011
Julio Jacob Júnior	Chief Legal Officer	2011
Pedro Augusto do Nascimento Neto	Chief Distribution Officer	2011
Jaime de Oliveira Kuhn	Chief Power Generation & Transmission and Telecommunications Officer	2011
Jorge Andriguetto Junior	Chief Engineering Officer	2011
Ricardo Portugal Alves	Chief Financial Officer, Investor Relations Officer and Investment Portfolio Manager	2011
Gilberto Mendes Fernandes	Chief Environment and Corporate Citizenship Officer	2011

The following are brief biographies of the current members of our Board of Executive Officers:

Lindolfo Zimmer. Mr. Zimmer is 68 years old. He received a degree in economic engineering and industrial management from Federal University of Rio de Janeiro and in mechanical engineering and economics from Federal University of Paraná. He has MBA in marketing from Fundação Getúlio Vargas – FGV-PR. Previously, Mr. Zimmer served as Chief Executive Officer of Dobreve Energia S.A. – Desa, where he also was a member of its board of directors; advisor at Instituto de Engenharia do Paraná - IEP (State Engineering Institute) and at Federação das Indústrias do Paraná – Fiep (Industries Federation of the State of Paraná) at the Social Responsibility Thematic Council; Chief Marketing Officer at Companhia Paranaense de Energia - Copel (2000 to 2003); Chief Operation Officer at Copel (1995 to 1999); Chief Engineering and Construction Officer at Copel (1979 to 1982); Chairman of the Management Committee at Copel Telecomunicações and Copel Transmissão S.A.; member of the Management Committee at Copel Geração S.A. and Copel Distribuição S.A.; Chief Official for Special Works - Foz do Areia Power Plant; manager of the Electromechanical Engineering Department at Foz do Areia Power Plant; manager of Mechanical Maintenance and Mechanical Engineering Divisions at Copel; engineer at Salto Osório Power Plant - Copel; manager at Capivari-Cachoeira Power Plant; technical director at Inepar S.A.; department manager at Eletrobras S.A.; vice-president at Instituto Pró-Cidadania de Curitiba; and as Government Secretary for the Municipality of Curitiba.

Yára Christina Eisenbach. Ms. Eisenbach is 57 years old. She received a degree in law from the Pontifícia Universidade Católica do Paraná – PUC-PR and post-graduate degree in business administration. She also has specialization degrees in business planning, bidding and administrative contracts and procurement. Previously, she was a Consulting Analyst in Copel’s Ombudsman Office (2006-2010), Regional Chairwoman of the National Association of Public Transportation and Traffic (2003-2006), CEO of Companhia de Urbanização de Curitiba S.A. – URBS (2003-2004), Paraná State Planning and General Coordination Secretary (2002-2003), head of the Paraná State Government Program Coordination Center (1995-2002) and an advisor to several UN international agencies (Unesco, UNDP and IICA); advisor to Projeto Prodesam, a project from the State of Espírito Santo Government for planning, management and procurement; advisor to BIRD for the Program in Training and Dissemination of Public Tenders, in the terms of the agreement between the World Bank and the Brazilian Government; law advisor for State of Paraná projects financed by external institutions (BID, BIRD and JBIC); lawyer in the Division of Binding and Taxation Law at Copel (1990 to 1992); manager of the Records, Public Tenders and Contracts Division at Copel (1984 to 1990).

Julio Jacob Junior. Mr. Jacob is 35 years old. He has a degree in law from Pontifícia Universidade Católica do Paraná - PUC-PR and specialization degree in Corporate Law, Civil Procedure Law and Administrative Law. Previously, he served as Chief Legal Officer at Instituto Curitiba Saúde; Manager of the legal division at Companhia de Urbanização de Curitiba - URBS; lawyer dealing with Commercial Law (specially oil distribution contracts), Administrative Law, Societary Law and Electoral Law; Advisor at Ordem dos Advogados do Brasil (Brazilian Bar Association) in Curitiba; member of the Young Lawyers Commission at Ordem dos Advogados do Brasil - OAB/PR.

Pedro Augusto do Nascimento Neto.  Mr. Nascimento is 54 years old. He holds an  Executive MBA from Instituto Superior de Administração de Empresas/PUC-PR in partnership with the Business Management School at Texas University, Austin (1998); graduate degree in corporate management from Universidade Federal do Paraná – UFPR (1997); Electrical Engineering degree from Escola de Engenharia de Lins-SP (1979). Previously, at Copel, Mr. Pedro Augusto was Electrical Engineer at Copel’s Chief Office for Works and Transmission (2006 to 2010); Chief Distribution Officer at Copel Distribuição S.A. (1999 to 2002); assistant to the Chief Distribution Officer (1998 to 1999); Regional Chief Distribution Official at Copel (1995 to 1998); manager of several areas related to the  distribution segment (1982 to 1995); Electrical Engineer in charge of inspecting distribution works (1980 to 1982); and visiting professor at Faculdade de Administração e Economia - FAE Business School, for the graduate course in Management by Quality (2000 to 2002).

Jaime de Oliveira Kuhn. Mr. Kuhn is 48 years old.  He has a degree in electrical engineering from Universidade Federal de Santa Maria (1986) and a specialization degree in technical management of power concessionaries from Universidade Federal de Paraná (2002). Previously, he was Chief Official for the Operation of Power Transmission System, Planning and Engineering at Companhia Paranaense de Energia - Copel (2007 to 2008); Assistant engineer to the Chief Technical Officer at Centrais Elétricas do Rio Jordão - Elejor (2005 to 2006); assistant to the Chief Official for Generation Operation and Maintenance at Copel (2003 to 2005); Coordinator for the ISO 9001:2001 certification process (O&M) in Copel power plants, certified by ABNT (2003 to 2005); Manager of the Production Division at Foz do Areia, Segredo and Foz Jordão Power Plants - Copel (1999 a 2003); Manager of several units related to power generation (1990 to 1999); Supervisor of the electric and electronic maintenance team at Foz do Areia Power Plant - Copel (1988 to 1989); and Engineer in Engine projects at Weg Máquinas (1986 to 1987).

Jorge Andriguetto Junior. Mr. Andriguetto is 58 years old. He holds a degree in civil engineering from Federal University of Paraná (1975) and a Master’s degree in hydraulic engineering from the International Institute for Hydraulic and Environmental Engineering – IHE in Delf, Netherlands (1982). Previously, at Copel, Mr. Andriguetto was Chief Official for Expansion Planning, Engineering and Construction in Power Generation (2006 to 2010); Coordinator of Copel’s participation in several energy auctions and Technical Coordinator of viability studies and projects in undertakings of interest to Copel (1996 to 2004); Manager of the Hydraulic Works Department  (1996 to 2000); Manager of the Energetic Development Coordination (1994 to 1995); Manager of the Civil Construction Works Department at Copel (1991 to 1994); Manager of the Planning and Analysis Division (1987 to 1991) and Civil Engineer in several areas at Copel (1976 to 1987). Mr. Andriguetto was also the head professor at Universidade Católica do Paraná (1976 to 1978).

Ricardo Portugal Alves. Mr. Alves is 57 years old.  He received a degree in business management from Pontifícia Universidade Católica do Paraná (1977); degree in philosophy from Pontifícia Universidade Católica do Paraná (1977); and a graduate degree in Business Management from Richard Ivey Business School, Canada. Previously at Copel, Mr. Alves served as Chief Capital Market Official (2008 to 2010); Assistant to the Investor Relations Officer (2003); Chief Financial and Investor Relations Officer (2001 to 2003); Chief Investor Relations Official (1996 to 2001); Chief Financial Planning Official (1995 to 1996); Assistant to the Chief Financial Planning Official (1993 to 1995); Manager of the Financial Planning Department and of the Tax and Financial Analysis Division (1987 to 1991);  professional activities concerning economics and finance (1978 to 1987).

Gilberto Mendes Fernandes. Mr. Fernandes is 54 years old. He has a technical degree in electronics from Centro Federal de Educação Tecnológica - Cefet/Paraná (1975) and has been trained in Strategic Planning. Previously, he was advisor to TVSBT Rio de Janeiro, rendering services through his company GMF Consultoria S.S. Ltda. (2002 to 2010); responsible for the project and implementation of the television system at PUC-PR (1989); partner manager at the company Imagem Arte em Vídeo (1986 to 2002); project and implementation of video production companies - Câmera 9, Vídeo 1, Trípoli Produções (1986 to 1990); Technician in charge of the Museu da Imagem e do Som do Paraná - MIS (1985 to 1986); Technical Coordinator of the radio, television and cinema division at Secretaria de Estado da Comunicação Social do Paraná (1983 to 1986); responsible for the implementation of the television system at Universidade Federal do Paraná (1983 to 1984); Technical Supervisor of the engineering department at Rede Paranaense de Comunicação - RPC/Curitiba (1977 to 1989).

Fiscal Council

We have a permanent Fiscal Council, which generally meets every three months. The Fiscal Council consists of five members and five alternates elected for one-year terms by the shareholders at the annual meeting. The Fiscal Council, which is independent of our management and of our external auditors, is responsible for:

•         reviewing our financial statements and reporting on them to our shareholders;

•         issuing special reports on proposed changes in capitalization, corporate budgets and proposed dividend distributions and any corporate reorganization; and

•         in general, supervising the activities of management and reporting on them to our shareholders.

The following table lists the current and alternate members of the Fiscal Council, who were appointed at the 56th annual shareholders’ meeting held on April 28, 2011, and whose terms expire in April 2012.

Name	Since
Joaquim Antonio Guimarães de Oliveira Portes – President	2011
Luiz Eduardo da Veiga Sebastiani	2011
Jorge Michel Lepeltier	2011
Wancler da Silva Ferreira	2011
Vacant	-

Alternates	Since
Osni Ristow	2011
Sergio Roberto Zonatto	2011
Roberto Brunner	2011
Marcelo Cerize	2011
José Luiz Montans Anacleto Junior ____________________________	2011

Audit Committee

Pursuant to Rule 10A-3 under the Exchange Act, we have an Audit Committee composed of at least three members of our Board of Directors, each of whom serves a term of two years, and may be re-elected. Pursuant to the Audit Committee charter, the Audit Committee members are appointed by, and may be replaced by, a resolution taken by our Board of Directors. The current members of the Audit committee with terms until 2013 are: Mr. Paulo Procopiak de Aguiar, who is the financial expert, Mr. Pedro Cerize and Mr. Jose Richa Filho. All of the members of the Audit Committee are members of our Board of Directors. The Audit Committee is responsible for helping to prepare our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the effectiveness of our internal control and risk management procedures and staff.

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

Compensation of Directors and Officers

For the year ended December 31, 2010, the aggregate amount of compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Fiscal Council was R$7.7 million, of which 81.4% was for our Board of Executive Officers, 11.2% was for our Board of Directors, and 7.4% was for our Fiscal Council, as approved by our 55th annual shareholders’ meeting held on April 27, 2010.

We have no service contracts with our directors providing for benefits upon termination of employment.

Employees

At December 31, 2010, we had 8,907 employees, compared to 8,560 employees at December 31, 2009 and 8,405 employees at December 31, 2008. Including employees at Compagas, Elejor and UEG Araucária Ltda. (companies in which we have a majority stake) we had 9,041 employees by the end of 2010.

The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
Area	2010	2009
Generation and transmission	1,438	1,314
Distribution	5,564	5,490
Telecommunications	330	294
Corporation staff and research and development	1,551	1,439
Other employees	24	23
Total employees of Copel wholly-owned subsidiaries	8,907	8,560
Compagas	117	106
Elejor	7	6
Araucária	10	10
Total	9,041	8,682

All of our employees are covered by collective bargaining agreements that we renegotiate annually with the unions that represent the various employee groups. In 2010, we negotiated and signed labor agreements with the unions representing our employees. These new bargaining agreements became effective in October 2010 and will be in place for a one-year term. We agreed to salary increases of 6.5% in 2010.

We provide a number of benefits to our employees. The most significant is our sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2010, approximately 99% of our employees had elected to participate in a defined contribution plan.

In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement between an employee committee and us.  An employee’s receipt of compensation is conditioned on the company meeting certain benchmarks described in the above-mentioned agreement, as confirmed in our published year-end balance sheet. The amount of profit-sharing distributions provisioned and approved for the 2010 fiscal year (including Compagas) was R$66.2 million, an increase of 1.8% when compared with the 2009 distribution, which totaled R$65.0 million. The amount of profit-sharing distributions provisioned and approved for the 2009 fiscal year (including Compagas) was R$65.0 million, a decrease of 1.2% when compared with the 2008 distribution, which totaled R$65.8 million. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

Copel instituted a voluntary retirement program (“PDV”) aimed at employees who receive retirement benefits from the INSS (“National Social Security Institute”). In 2009, 352 employees retired pursuant to this program. An additional 408 retired in 2010. The total cost of this program (2009 and 2010) was approximately R$77 million.

In March 2011, a new voluntary retirement program (“PSDV”) was launched. It is a permanent program and aims to not only reduce costs, but also to prepare a retiree’s successor for the retired professional. Pursuant to the plan, an employee who has at least 20 years of work and 50 years of age can join the program and will have up to 12 months to prepare his successor. A participant of the national retirement program is not obliged to join the PSDV.

Share Ownership

As of May 31, 2011, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. At December 31, 2010, the State of Paraná directly owned 58.6% of the Common Shares, and BNDESPAR owned directly and indirectly 26.4% of the Common Shares.

The following table sets forth certain information regarding the ownership of our Common Shares at December 31, 2010.

Shareholder	Common shares
	(thousands)	(% of total)
State of Paraná	85,029	58.6
BNDESPAR	38,299	26.4
Eletrobras	1,531	1.1
Public Float – ADSs	132	0.1
Public Float – BM&FBOVESPA	19,489	13.4
Other	541	0.4
All directors and officers as a group(1)	10	–
Total	145,031	100.0

____________

(1)     Our directors and officers hold an aggregate of 10,011 Common Shares.

At May 31, 2011, 2.57% of the Common Shares and 10.46% of the Class B Shares were held by 173 holders who reside in the United States and have registered with the Companhia Brasileira de Liquidação e Custódia (“CBLC”). At the same date, the ADSs represented 0.09% of the Common Shares and 33.28% of the Class B Shares, and together, approximately 15.64% of our total share capital. By May 31 2011, our shareholders had voted to convert 986 Class A Shares into Class B shares.

The following table sets forth certain information regarding the ownership of our Class B Shares at December 31, 2010.

Shareholder	Class B Shares
	(thousand)	(% of total)
State of Paraná	14	–
BNDESPAR	27,282	21.3
Eletrobras	–	–
Traded as ADSs	40,067	31.3
Traded in the BM&FBOVESPA Market	60,680	47.3
Other	189	0.1
All directors and officers as a group	2	–
Total	128,234	100.0

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

Transactions with Shareholders

The following summarizes the most significant transactions with our principal shareholders:

Government of the State of Paraná

The State of Paraná owns 58.6% of our Common Shares. We had accounts receivable from the government of the State of Paraná under the CRC Account Agreement in the amount of R$1,341.2 million at December 31, 2010. The outstanding balance bears interest of 6.65% per year and is adjusted in accordance with the IGP-DI inflation index. We also had ICMS payables in the amount of R$175.0 million as of December 31, 2010. ICMS expenses during 2010 amounted to R$2.1 billion. We recorded interest income and monetary variation receivable from the government of the State of Paraná under the CRC of R$215.7 million in 2010. For more information, see “Item 5. Operating and Financial Review and Prospects - Overview - Impact of the CRC Account.”

BNDES and BNDESPAR

BNDESPAR, a wholly-owned subsidiary of BNDES, owns 26.4% of our Common Shares and has the right to appoint two members to our Board of Directors. We had loans from BNDES (related to Compagas) of R$6.4 million as of December 31, 2010, and recorded interest expenses of R$0.9 million in 2010.

In March 2010, we realized a capital increase in Elejor, in the amount of R$126.0 million, which corresponds to Copel’s equity stake in Elejor. As a result of this capital increase, Elejor paid off its debentures that were held by BNDESPAR.

In addition, BNDES has approved a loan to Copel of R$339.0 million to finance the construction of the Mauá Hydroelectric Plant, of which R275.0 million was disbursed before December 31, 2010. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest.  BNDES will provide 50.0% of the loan amount, and Banco do Brasil S.A. will provide the remaining 50.0%. All the receivables related to this plant were pledged in favor of BNDES until full repayment of the loan. As of December 31, 2010, R$277.9 million was outstanding to BNDES and Banco do Brasil under this facility.

Fundação Copel

Fundação Copel de Previdência e Assistência Social is closed pension fund that runs and operates benefit plans, welfare and social assistance, which is sponsored by Copel, Compagas and other entities. In 2010, Copel made payments to Fundação Copel consisting of: (i) rental in amount of R$8.4 million and (ii) R$124.2 million for expenditure on pension and welfare plans.

Transactions with Affiliates

Dona Francisca Energética S.A.

We own 23.0% of the total issued and outstanding share capital of Dona Francisca Energética S.A.  We had accounts payable in the amount of R$5.5 million as of December 31, 2010. We provided guarantees to Dona Francisca in connection with loans obtained from the Inter-American Development Bank – IDB, and to BNDES, in an amount proportionate to our interest in Dona Francisca. The outstanding balance of the loans and financing was R$9.8 million as of December 31, 2010.

We have a power purchase agreement with Dona Francisca, valued at R$61.2 million annually, which obligates Copel Geração e Transmissão to purchase 100.0% of the energy generated at Dona Francisca until October 2015.

Item 8. Financial Information.

See pages F-1 through F-139.

LEGAL PROCEEDINGS

We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims.  Our consolidated financial statements only include reserves for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. At December 31, 2010, our reserves for such risks were R$866.4 million, which we believe to be sufficient to meet probable and reasonably estimated losses in the event of unfavorable rulings relating to the legal proceedings in which we are a party. However, we cannot assure you that these reserves will be sufficient. As of December 31, 2010, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims not easily evaluated in the current stage of proceedings, classified as possible losses, was approximately R$2,967.8 million, of which R$115.6 million correspond to labor claims; R$32.8 to employee benefits; R$1,629.0 million to regulatory claims; R$141.2 million to civil claims; and R$1,049.1 million to tax claims. For more information, see Note 28 to the financial statements.

ANEEL Determinations

We are contesting a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2010, R$1,473.0 million in costs for energy we purchased for resale in the spot market during a period of electricity rationing period in 2001 and the first quarter of 2002. Our management believes the final ruling of this claim will be favorable to us, and we have therefore not made a related provision. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2010, we had provisions of R$33.8 million to cover probable losses related to these other lawsuits.

Tax and Social Contribution Claims

During the second half of 2010, two lawsuits were decided before the Federal Regional Court (Tribunal Regional Federal, or “TRF”) in favor of the federal government, reversing the prior judgment that recognized our immunity regarding the payment of COFINS tax. As a result, the Federal Internal Revenue Service (Receita Federal) issued an infraction notice demanding the payment of COFINS tax from the periods between August 1995 and December 1996, and between October 1998 and June 2001. As of December 31, 2010, we had provisioned R$40.2 million and R$194.3 million for each period, respectively, for a total provision of R$234.5 million to cover probable losses related to these lawsuits.

We have also challenged the payment of contributions to the PIS-PASEP program (Programs for Social Integration and for the Establishment of Public Employee’s Patrimony). The basis for calculation of PIS and PASEP has changed over time, resulting in significant differences in the final amounts due, and we believe that these changes have not been made in accordance with the Brazilian constitution.

We are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions for the period between 2000 and 2006. In these proceedings, we estimate the value of our probable loss to be R$29.2 million.

Labor Related Claims

We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2010, we have provisioned R$199.6 million to cover probable losses related to these lawsuits.

Regulatory

We are disputing certain regulatory and legal proceedings in connection with ANEEL’s allegations that we violated regulatory standards related to the duration and frequency of power outages experienced by our Final Customers. As of December 31, 2010, we have provisioned R$38.9 million to cover probable losses related to these proceedings.

“Plano Cruzado” Period Claims

We are a defendant in several lawsuits brought by industrial customers alleging that increases in electricity tariffs during a price freeze imposed by the federal government from March through November 1986 (the “Cruzado Period”) were illegal. The plaintiffs further allege that all of our tariff increases after the Cruzado Period were illegal, in part because they included the Cruzado Period increases in the amount that served as the basis for calculating the further increases. As of December 31, 2010, we have provisioned R$5.3 million to cover probable losses related to these lawsuits.

Additional Claims

We are a party to several lawsuits related to accidents involving equipment used in our electricity transmission and distribution systems, as well as vehicle accidents. As of December 31, 2010, we have provisioned R$73.2 million to cover probable losses related to these lawsuits.

In July 2004, Rio Pedrinho Energética S.A. (“Rio Pedrinho”) and Consórcio Salto Natal Energética S.A. (“Salto Natal”) commenced arbitration proceedings against Copel Distribuição seeking approximately R$25.0 million each for outstanding amounts due under energy purchase agreements, and any associated penalties. In September 2005, the arbitration panel ordered Copel Distribuição to pay each company approximately R$27.5 million. As of December 31, 2010, the evaluation of our internal and external legal counsel for this claim was considered as probable loss.

We filed a lawsuit in November 2005 in the local courts in Curitiba seeking to annul the decision of the arbitration panel. Subsequently, Rio Pedrinho and Salto Natal filed judicial execution proceedings seeking to require that we pay them the awards granted by the arbitration. As of December 31, 2010, we had provisions of R$86.1 million to cover probable losses related to this proceeding.

As the result of a November 2004 lawsuit filed by Ivaí Engenharia de Obras S.A. (“Ivaí”), we were ordered to pay R$180.9 million based on a claim by Ivaí that amounts paid by us were insufficient to cover Ivaí’s costs related to Ivaí’s construction work on the Rio Jordão project. We appealed this decision and were partially successful, avoiding the application of the SELIC interest rate in addition to the penalty interest. We were granted an injunction to suspend this payment, which also resulted in the suspension of the provisional enforcement then brought by Ivaí. As of December 31, 2010, we had provisions of R$119.8 million to cover probable losses related to this proceeding.

We are a party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines. As of December 31, 2010, we have provisioned R$9.0 million to cover a probable losses related to these lawsuits.

DIVIDEND PAYMENTS

In accordance with our bylaws and Brazilian Corporate Law, we regularly pay annual dividends for each fiscal year within sixty days of the declaration of the dividends at the annual shareholders’ meeting. To the extent amounts are available for distribution, we are required to distribute as a mandatory dividend an aggregate amount equal to at least 25.0% of our adjusted net profit. Dividends are allocated pursuant to the formula described in “Dividend Priority of Class A Shares and Class B Shares” below. Under Brazilian Corporate Law, we are not permitted to suspend the mandatory dividend payable with respect to the Common Shares, Class A Shares and Class B Shares for any year. Brazilian Corporate Law permits, however, a company to suspend the payment of all dividends if the Board of Directors, with the approval of the Fiscal Council, reports at the shareholders’ meeting that the distribution would be detrimental to the Company given its financial circumstances. In such a case, companies with publicly traded securities must submit a report to the CVM providing the reasons for the suspension of dividend payments. Notwithstanding the above, Brazilian Corporate Law and our bylaws provide that Class A Shares and Class B Shares shall acquire voting rights if we suspend the mandatory dividend payments for more than three consecutive fiscal years, and such voting rights will continue until all dividend payments, including back payments, have been made. We are not subject to any contractual limitations on our ability to pay dividends.

Calculation of Adjusted Net Profit

Annual dividends are payable from our adjusted net profit for such period. Brazilian Corporate Law defines “net profit” for any fiscal year as the result of a fiscal year after the deduction of income and social contribution taxes for that fiscal year and after the deduction of any amounts allocated to employees’ and management’s participation in our results in such fiscal year. The “net profit” for a relevant fiscal year is subject to adjustment by the addition or subtraction of amounts allocated to legal and other reserves, the result of which is known as our adjusted net profit.

In accordance with Brazilian Corporate Law, we must maintain a legal reserve, to which we must allocate a minimum of 5% of our net profits for each fiscal year until such reserve reaches an amount equal to 20.0% of our capital stock (calculated in accordance with Brazilian Corporate Law). However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders in a shareholders’ meeting and may be used only for the increase of our capital stock or compensation of losses. At December 31, 2010, our legal reserve was R$478.3 million, or approximately 6.9% of our capital stock at that date.

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

The amounts available for distribution are determined on the basis of the Statutory Financial Statements prepared using the method required by Brazilian Corporate Law, which differ from our consolidated financial statements included herein.

Dividend Priority of Class A Shares and Class B Shares

According to our bylaws, Class A Shares and Class B Shares are entitled to receive annual, non-cumulative minimum dividends, which dividend per share shall be at least 10% higher than the dividends per share paid to the holders of the Common Shares. Class A Shares have a dividend priority over the Class B Shares, and Class B Shares have a dividend priority over the Common Shares. To the extent that dividends are paid, they are to be paid in the following order:

•         first, the holders of Class A Shares have the right to receive a minimum dividend equal to 10% of the total share capital represented by the Class A Shares outstanding at the end of the fiscal year in respect of which the dividends have been declared;

•         second, to the extent there are additional amounts to be distributed after all amounts allocated to the Class A Shares have been paid, the holders of Class B Shares have the right to receive a minimum dividend per share equal to (1) the mandatory dividend divided by (2) the total number of Class B Shares outstanding at the end of the fiscal year in respect of which the dividends have been declared; and

•         third, to the extent that there are additional amounts to be distributed after all amounts allocated to the Class A Shares and the Class B Shares have been paid, the holders of Common Shares have the right to receive an amount per share equal to (1) the mandatory dividend divided by (2) the total number of Common Shares outstanding at the end of the fiscal year in respect of which dividends have been declared, provided that the Class A Shares and Class B Shares receive dividends per share at least 10% higher than the dividends per share paid to the Common Shares.

To the extent that there are additional amounts to be distributed after all amounts described in the preceding items have been paid and in the form therein described, any such additional amount will be divided equally among all our shareholders.

Payment of Dividends

We are required to hold an annual shareholders’ meeting by April 30th of each year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of the management, as approved by the Board of Directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian Corporate Law, we must pay dividends to shareholders of record within 60 days of the date of the shareholders meeting that declared the dividends. A shareholders’ resolution may set forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. We are not required to adjust the amount of paid-in capital for inflation for the period from the end of the last fiscal year to the date of declaration or to adjust the amount of the dividend for inflation for the period from the end of the relevant fiscal year to the payment date. Consequently, the amount of dividends paid to holders of Class B Shares may be substantially reduced due to inflation.

Pursuant to our bylaws, our management may declare interim dividends to be paid from profits in our semi-annual financial statements approved by our shareholders. Any payment of interim dividends count towards the mandatory dividend for the year in which the interim dividends were paid.

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

In order to be eligible to receive amounts remitted in foreign currency outside of Brazil, Shareholders who are not residents of Brazil must register with the Central Bank in order to receive dividends, sales proceeds or other amounts with respect to their shares. The Class B Shares underlying the ADSs are held in Brazil by the Custodian, as agent for the Depositary, which is the registered owner of our shares.

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

The table below sets forth the cash distributions we paid as dividends and as interest on equity for the periods indicated.

Year	Payment Date	Distribution (R$ thousand)	Payment per share (R$)
			Common	Preferred A	Preferred B	Average
2006	June 2007	280,951	0.98001	1.41617	1.07821	1.02666
2007	May 2008	267,750	0.93356	1.62979	1.02713	0.97842
2008	May 2009	261,834	0.91289	1.62979	1.00438	0.95680
2009	May 2010	249,459	0.86965	1.62979	0.95679	0.91158
2010	May, 2011	281,460	0.98027	2.52507	1.07854	1.02852

The table below sets forth the cash distributions we paid as dividends and as interest on equity, translated into US$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (US$ thousand)	Payment per thousand shares (US$)
			Common	Preferred A	Preferred B	Average
2006	June 2007	131,408	0.45838	0.66238	0.50431	0.48020
2007	May 2008	151,160	0.52705	0.92011	0.57987	0.55237
2008	May 2009	112,039	0.39062	0.69739	0.42977	0.40941
2009	May 2010	143,268	0.49945	0.93602	0.54950	0.52354
2010	May, 2011	168,923	0.58833	1.51547	0.64731	0.61728

Significant Changes

In February 2010, our distribution concession contract with ANEEL was amended. As a result, the next increase in our distribution tariffs will be reduced, causing a reduction of approximately 0.5% in our distribution revenues. Our Board of Directors approved the amendment in order to mitigate the possibility of a lawsuit or judicial proceeding on the matter. While we cannot assure you that no such action will be brought, we believe the risk of such action being brought to be low: ANEEL has repeatedly spoken in favor of distributors in this matter, stating that this is an indisputable matter and that the rules were clear and that the terms possible under dispute where included in the concession contract with the distributor.

In June, 2011, ANEEL approved the annual readjustment of our Retail Tariffs, increasing them by an average of 5.55%, of which 5.77% related to the tariff increase and  0.22% referred to a decrease in recovery of deferred regulatory assets (CVA). The readjustment became effective as of June 24, 2011. After giving effect to the recovery of Parcel A costs, the average effect of this tariff readjustment on our captive customers was an increase of 2.99%.

Item 9. The Offer and Listing

The principal trading market for the Class B Shares is the BOVESPA market, which is maintained by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (the “BOVESPA Market”). On May 31, 2011, we had approximately 3,062 shareholders of our Class B Shares.

The following table sets forth the reported high and low closing sale prices for the Class B Shares on the São Paulo Stock Exchange for the periods indicated.

	Price per 1,000 Class B Shares
	High	Low
	(R$)
2006	26.13	17.70
2007	35.20	23.40
2008	34.15	20.20
2009	39.00	21.10
1st Quarter	25.70	21.10
2nd Quarter	30.03	24.80
3rdt Quarter	31.53	26.70
4th Quarter	39.00	30.60
2010	44.60	33.00
1st Quarter	39.75	36.41
2nd Quarter	37.20	33.00
3rdt Quarter	40.19	35.76
4th Quarter	44.60	37.11
December	44.60	40.33
2011, up to and including May	46.50	39.70
1st Quarter	45.20	39.70
January	45.20	41.60
February	42.40	39.70
March	44.50	41.60
2nd Quarter	46.50	41.00
April	46.50	42.30
May	44.20	41.00

_______________

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

U.S. dollars per ADS

	High	Low
	(US$)
2006	12.22	7.64
2007	19.06	11.04
2008	21.78	8.77
2009	22.52	8.32
1st Quarter	11.53	8.32
2nd Quarter	15.73	10.96
3rd Quarter	17.63	13.46
4th Quarter	22.52	17.33
2010	26.28	18.07
1st Quarter	23.12	19.88
2nd Quarter	21.29	18.07
3rd Quarter	23.12	20.21
4th Quarter	26.28	22.38
December	26.28	23.87
2011, up to and including May	29.41	24.00
1st Quarter	27.79	24.00
January	26.93	24.59
February	25.86	24.00
March	27.79	25.43
2nd Quarter	29.41	26.55
April	29.41	27.59
May	27.00	26.55

__________________

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

•         providing information and technical assistance services concerning the rational use of energy by businesses, with the aim of implementing and developing economic activities deemed relevant for the development of the State of Paraná; and

•         implementing electronic data transmission, electronic communications, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná.

Except as described in this section, our bylaws do not contain provisions addressing the duties, authority, or liabilities of directors and management, which are instead established by Brazilian Corporate Law.

Qualification of Directors

Brazilian Corporate Law provides that only shareholders of a company may be appointed to its board of directors, although there is no minimum share ownership requirement for qualification as a director. Our bylaws also require that each director be a Brazilian citizen and resident.

Limitations on Directors’ Powers

Under Brazilian Corporate Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the board of directors or of the board of executive officers related to that transaction, and must disclose the nature and extent of the conflict of interest for transcription in the minutes of the meeting. A director or an executive officer may not transact any business with a company, including accepting any loans, except on reasonable and fair terms for the Company and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. According to our bylaws, shareholders set the aggregate compensation payable to directors and executive officers. For more information, see “Item 6. Directors, Senior Management and Employees.”   Our bylaws do not establish any mandatory retirement age limits.

Shareholders’ Meetings

The convening of our shareholders’ meeting is made through publication of a notice to shareholders in three newspapers, which are determined at the previous shareholders’ meeting. Generally, we make such notice in Diário Oficial do Estado – PR, O Estado do Paraná and the Diário de São Paulo. As provided by Brazilian Corporate Law, publications have to be made in the official newspaper located in the state of our corporate headquarters, in a newspaper with wide circulation in the same city as our corporate headquarters, and in a newspaper with wide circulation in the same location as our stock exchange. The notice must be published no fewer than three times, beginning at least 30 calendar days prior to the scheduled meeting date.

Right of Withdrawal

Brazilian Corporate Law provides that under certain circumstances a shareholder has the right to withdraw its equity interest from a company and to receive a payment for the portion of shareholder’s equity attributable to his or her equity interest. This right of withdrawal may be exercised:

•         by a dissenting holder of an adversely affected class of shares (including any holder of Class B Shares) in the event that a majority of all outstanding Common Shares authorizes:

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

Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from our merger, incorporação de ações, or spin-off fails to become a listed company within 120 days of the shareholders’ meeting at which the relevant decision was taken. The dissenting or non-voting shareholders only have a withdrawal right if they held shares that were adversely affected at the time of the first call for the shareholders’ meeting in which the relevant decision was made. If a public announcement of the action taken or to be taken was made prior to the call for the shareholders’ meeting, the shareholders’ ownership of shares is based on the date of announcement.

The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting at which the action is taken, except when the resolution is subject to confirmation by, or to prior approval of, the majority of the preferred shareholders of each class of affected shares (which must be made at a special meeting to be held within one year of the shareholders meeting at which the relevant decision was taken). In that case the 30-day term is counted from the date the minutes of the special meeting are published. We are entitled to reconsider any action giving rise to redemption rights within ten days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize its financial stability.

In addition, rights of withdrawal connected to our merger or consolidation (incorporação) into another company, to our participation in a group of concerns (grupo de sociedades) and to the acquisition of control of another company at a price which exceeds certain limits set forth in Brazilian Corporate Law may not be exercised by holders of shares if such shares (i) are liquid, defined as being part of the BOVESPA Index (the “Ibovespa”) or other stock exchange index (as defined by the CVM), and (ii) are widely held, such that the controlling shareholder or companies it controls have less than 50.0% of our shares. Our Class B Shares are included in the Ibovespa.

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

Pursuant to Brazilian Corporate Law, each preferred share of a class that is admitted to trading on a Brazilian stock exchange must have the following rights under the Company’s bylaws:

•         one or both of the following priorities: priority in the receipt of fixed or minimum dividend and/or priority in the reimbursement of capital, with or without premium; and

•         if the preferred share has restricted or no right to vote, at least one of the following rights: (A) right to participate in the distribution of the mandatory dividend of at least 25.0% of adjusted net profit, pursuant to the following criteria: (i) priority in the receipt of dividends corresponding to at least 3% of the shares’ book value, and (ii) right to participate on the profit distribution with the Common Shares, in equal conditions, after the Common Shares have received dividends as set forth in (i) above; or (B) right to receive dividends in an amount per share at least 10.0% higher than the amount per share paid to holders of Common Shares; or (C) tag-along rights at a price equal to at least 80.0% of the price paid to the controlling shareholder in case of transfer of control.

Our bylaws comply with the directives of CVM as follows: (i) our Class A Shares shall have priority in the distribution of minimum dividends of 10% per year, pro rata, calculated as a percentage of the paid-in capital stock represented by such shares on December 31 of the previous fiscal year; (ii) our Class B Shares shall have priority in the distribution of minimum dividends, pro rata, in the amount equivalent to 25.0% of our net profits, as adjusted in accordance with Section 202 of Law No. 6,404/76, calculated as a proportion of the paid-in capital stock represented by such shares on December 31st of the previous fiscal year; (iii) the dividends paid on Class B Shares pursuant to item (ii) above shall be paid only from any remaining profits after the payment of priority dividends to Class A Shares; and (iv) the dividends to be paid per preferred share, regardless of the class, shall be at least 10% higher than the dividends to be paid per Common Share, as provided by Brazilian Corporate Law.

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

Transfers of shares by foreign investors are made in the manner described above and are executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by Resolution No. 2,689 of January 26, 2000 of the CMN (“Resolution 2,689”) as described under “Exchange Controls” below, the foreign investor must declare the transfer in its electronic registration.

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

Disclosure of Shareholder Ownership

Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly reached an interest corresponding to 5% or more of any class of shares, or any rights under such shares, of a publicly traded company must disclose its share ownership to the CVM and stock exchanges in which the shares are traded. Any subsequent increase in ownership of any class of share must be similarly disclosed. If such increase results in change of corporate control or administrative structure, or if the increase imposes a public offering, a statement containing the required information must be published in the newspapers that are widely circulated in Brazil.  Any subsequent increase of 5% or more in ownership of any class of shares must be similarly disclosed.  Also, the same obligation applies if any person or group of persons representing the same interest and holding an interest corresponding to 5% or more of any class of shares of a publicly traded company for any reason ceases to hold this participation.

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

The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under Brazilian foreign investment legislation, which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itaú S.A., as custodian for the Class B Shares represented by ADSs (the “Custodian”), or holders who have exchanged ADSs for Class B Shares from converting dividends, distributions or the proceeds from any sale of such Class B Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Class B Shares underlying the ADSs.

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

The Annex V Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Prior to the issuance of the ADSs, the ADS program was approved under the Annex V Regulations by the Central Bank and the CVM. Accordingly, the proceeds from the sale of ADSs by ADS holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs who are not resident of a tax haven will be entitled to favorable tax treatment. For more information, see “Taxation - Brazilian Tax Considerations - Taxation of Gains Outside Brazil.”

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

Pursuant to Central Bank Resolution No. 3,845, the withdrawal of Class B Shares upon cancellation of ADSs requires simultaneous exchange transactions in the event the investor decides not to dispose of those Class B Shares. The simultaneous exchange transactions are required in order to obtain a certificate of registration of Class B Shares with the Central Bank. This transaction will be subject to tax in Brazil. For more information, see “Taxation - Brazilian Tax Considerations - Other Brazilian Taxes.”

Thereafter, any holder of Class B Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Class B Shares, unless such holder obtains his own electronic registration. A holder that obtains an electronic registration may be subject to less favorable Brazilian tax treatment than a holder of ADSs. For more information, see “Taxation - Brazilian Tax Considerations.”

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

The withdrawal of Class B Shares upon cancellation of ADSs will be subject to IOF/Exchange at the rate of 0.38%, considering that a simultaneous exchange transaction are required for this operation if the investor remains with the Class B Shares, pursuant to Resolution No. 3,845, issued by the Brazilian Central Bank.

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

DIVIDENDS AND PAYING AGENTS

Entitlement to dividends arises on the date of acquisition of our shares or ADS. For a description of restrictions related to payments of dividends to foreign investors, see “Memorandum and Articles of Association - Regulation of and Restrictions on Foreign Investors” and “Exchange Controls.” The Depositary will distribute dividends and other distributions to the holders of our ADSs.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

See note 36.3 to our consolidated financial statements for disclosure about market risk.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

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

ADS holders are required to pay the Depositary: (i) an annual fee of up to US$0.02 per ADS (or portion thereof) for administering the ADS program, and (ii) amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the Depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	US$5.00 or less per 100 ADSs (or portion thereof)
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	US$5.00 or less per 100 ADSs (or portion thereof)
Distribution of cash dividends	US$0.02 or less per ADS
Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to the holder had been shares and the shares had been deposited for issuance of ADSs
Depositary services	US$0.02 (or less) per ADSs per calendar year
Transfer and registration of shares on the Depositary’s share register to or from the name of the depositary or its agent when the holder deposits or withdraws shares	Registration or transfer fees
Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the Depositary
Converting foreign currency to U.S. dollars	Expenses of the Depositary
Taxes and other governmental charges the Depositary or the custodian are required to pay on any ADS or share underlying an ADS (e.g., stock transfer taxes, stamp duty or withholding taxes)	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

______________________

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2010, this amount was US$886,879.74.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

(a)                  Disclosure Controls and Procedures

We have carried out an evaluation under supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010.

Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2010 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management as appropriate in order to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2010. In making this assessment, it used the criteria established in internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, has issued the attestation report below on our internal control over financial reporting as of December 31, 2010.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Companhia Paranaense de Energia - Copel

We have audited the internal control over financial reporting of Companhia Paranaense de Energia - COPEL and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRSs), and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010, of the Company and our report dated June 16, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

June 16, 2011

Curitiba, Paraná, Brazil

Item 16A. Audit Committee Financial Expert

Our Board of Directors has reviewed the qualifications and backgrounds of the members of the Audit Committee and determined that Paulo Procopiak de Aguiar is an “audit committee financial expert” within the meaning of Item 16A. Mr. Aguiar would be independent as defined under the rules of the NYSE, except that he is chief executive of a company whose costs for electric power purchases from Copel exceed 2% of its revenues. Under NYSE rules, the magnitude of those payments would be inconsistent with independence. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees - Audit Committee.”

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2010 and 2009.

The table below sets forth the total amount paid to Deloitte Touche Tohmatsu Auditores Independentes for services performed in 2010 and 2009, and breaks down these amounts by category of service in millions of reais:

	Year ended December 31,
	2010	2009
	(R$ million)
Audit fees	1.5	1.3
Audit-related fees	0.1	–
Tax fees	–	–
All other fees	–	–
Total	1.6	1.3

Audit Fees

Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly IFRS financial information in connection with statutory and regulatory filings or engagements.

Audit Committee Pre-Approval Policies and Procedures

Neither our Board of Directors nor our Audit Committee has established pre-approval policies and procedures for the engagement of our Registered Public Accounting Firm for services. Our Board of Directors expressly approves on a case-by-case basis any engagement of our Registered Public Accounting Firm for audit and non-audit services provided to us or our subsidiaries.  Our Audit Committee provides recommendations to our Board of Directors regarding such engagements. For more information regarding our Board of Directors and Audit Committee, see “Item 6. Directors, Senior Management and Employees.”

Item 16D. Exemption from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrant’s Certifying Accountant

On April 18, 2011, KPMG Auditores Independentes (“KPMG”) replaced Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) as our independent public accountants for the fiscal years starting January 1, 2011. The change in auditors was made pursuant to a Brazilian law that limits the consecutive terms that certain service providers may serve.  Because of the limitations set forth in this law, we did not seek to renew Deloitte’s contract when it expired and Deloitte did not attempt to stand for reelection.  The replacement of Deloitte by KPMG was approved by our Board of Directors and Audit Committee. Deloitte is engaged as our auditor for the fiscal years ended December 31, 2010 and 2009 until the filling of this Form 20-F with the Securities and Exchange Commission.

                   Deloitte audited our financial statements for the fiscal years ended December 31, 2009 and December 31, 2010. None of the reports of Deloitte on our financial statements for either of such fiscal years contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years and until its contract expired, there were no disagreements with Deloitte, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Deloitte’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no "reportable events" as that term is defined in Item 16F(a)(1)(v) of Form 20-F. Deloitte did not audit, or performed limited review of, any of our financial statements for any period subsequent to December 31, 2010.

                   We have provided Deloitte with a copy of the foregoing disclosure, and have requested that it furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with such disclosure. We are including as Exhibit 15.1 to this Form 20-F a copy of the letter from Deloitte as required by Item 16F(a)(3) of Form 20-F.

                   During the fiscal years ended December 31, 2009 and December 31, 2010, we did not consult with KPMG regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by KPMG on our financial statements. Further, KPMG did not provide any written or oral advice that was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting or any matter being the subject of disagreement or “reportable event” or any other matter as defined in Item 16F(a)(v) of Form 20-F.

Item 16G. Corporate Governance

Section	New York Stock Exchange Corporate Governance Rules for U.S. Domestic Issuers	Copel’s Approach
Director Independence
303A.01

A company listed on the New York Stock Exchange (a “listed company”) must have a majority of independent directors on its Board of Directors. “Controlled companies” are not required to comply with this requirement.

The majority of the members of Copel’s board of directors are “independent” as defined in the NYSE standards.  As a controlled company, Copel would not be required to comply with the board of director independence requirements if it were a U.S. domestic issuer.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	The non-management directors of Copel do not hold regularly scheduled executive sessions without management.
Nominating/Corporate Governance Committee
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

Compensation Committee
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
Audit Committee
303A.06 303A.07

A listed company must have an audit committee with a minimum of three (3) independent directors who satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.

Our shareholders amended our bylaws to establish an Audit Committee composed of at least three board members (all of which are independent), each of who serves a term of two years, and may be re-elected. Pursuant to the Audit Committee Charter, the Audit Committee members are appointed by, and may be replaced by, the Board of Directors. All of the members of the Audit Committee are members of our Board of Directors.
The Audit Committee is responsible for our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the efficacy of our internal control and risk management procedures and staff.

Equity Compensation Plans
303A.08	Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian Corporate Law, shareholder pre-approval is required for the adoption of any equity compensation plans and material revisions thereto.
Corporate Governance Guidelines
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

Code of Ethics for Directors, Officers and Employees
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

Certification Requirements
303A.12

A CEO of a listed company must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A and certify he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.  Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

Copel’s CEO will promptly notify the NYSE in writing after any executive officer of Copel becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules and will also certify if he is not aware of any violation by the listed company of NYSE corporate governance listing standards.

Copel submits every year an Annual Written Affirmation to the NYSE and will submit an interim Written Affirmation when required.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-139.

Item 19.  Exhibits

1.1	Amended and Restated By-laws of the Company dated as of April 28, 2011 (English translation).
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

4.1

The Adjustment Agreement of August 4, 1994 between the State of Paraná and Companhia Paranaense de Energia-Copel (the “Adjustment Agreement”) (incorporated by reference to our Form F-1 333-7148, filed with the SEC on June 30, 1997) and the Deed of Amendment to the Adjustment Agreement (Quarto Termo Aditivo ao Termo de Ajuste celebrado em 21 de janeiro de 2005) (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed with the SEC on June 30, 2006).

8.1	List of Subsidiaries.
12.1	Certification of the Chief Executive Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
13.1	Certification of Chief Executive Officer of Copel, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer of Copel, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter from Deloitte Touche Tohmatsu Auditores Independentes

There are omitted from the exhibits filed with or incorporated by reference into this annual report certain promissory notes and other instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets.  We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

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

Free Customers: Electricity customers that are able to choose their own power suppliers since they meet the following requirements: (i) demand of at least 3 MW at any voltage for new customers (those connected to the distribution network after July 1995); (ii) demand of at least 3 MW and supplied at voltage levels equal to or greater than 69 kV for existing customers (those connected to the distribution network before July 1995); and (iii) demand of at least 500 kW and that opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants or biomass projects (also known as Special Customers).

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

SHP - Small Hydroelectric Plant: Hydroelectric plants with generating capacity between 1,000 kW and 30,000 kW with a reservoir covering an area equal to or less than 3.0 km2.

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

Companhia Paranaense De Energia – Copel
By: /s/ Lindolfo Zimmer
Name: Lindolfo Zimmer
Title: Chief Executive Officer
By: /s/ Ricardo Portugal Alves
Name: Ricardo Portugal Alves
Title: Chief Financial Officer

Date: June 30, 2011.

Companhia Paranaense
de Energia - Copel

Consolidated Financial Statements as of

December 31, 2010 and 2009 and

Report of Independent Registered

Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Companhia Paranaense de Energia - COPEL
Curitiba - PR, Brazil

We have audited the accompanying consolidated statement of financial position of Companhia Paranaense de Energia - COPEL and subsidiaries (the “Company”) as of December 31, 2010 and 2009 and as of January 1, 2009, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Paranaense de Energia - COPEL and subsidiaries as of December 31, 2010 and 2009 and January 1, 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 16, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Curitiba, Paraná, Brazil

June 16, 2011

Companhia Paranaense de Energia – Copel

Consolidated Statement of Financial Position

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note
		12.31.2010	12.31.2009	01.01.2009
CURRENT ASSETS
Cash and cash equivalents	5	1,794,416	1,518,523	1,649,481
Bonds and securities	6	534,095	365,243	314,774
Collaterals and escrow accounts	6	64,078	5,047	127
Customers and distributors	7	1,162,627	1,071,986	981,842
Dividends receivable	15	5,851	5,135	5,247
CRC transferred to the State Government	8	58,816	49,549	47,133
Receivables related to concession	9	54,700	44,070	27,685
Other receivables	10	161,069	133,002	105,050
Inventories	11	121,424	112,102	83,547
Income tax and social contribution	12	158,213	270,558	200,544
Other current recoverable taxes	12	37,536	31,933	28,021
Prepaid expenses	13	4,965	4,966	3,573

		4,157,790	3,612,114	3,447,024

NONCURRENT ASSETS
Noncurrent receivables
Bonds and securities	6	7,151	40,103	69,063
Collaterals and escrow accounts	6	26,280	24,195	37,868
Customers and distributors	7	43,729	51,932	85,046
CRC transferred to the State Government	8	1,282,377	1,205,025	1,272,770
Judicial deposits	14	400,699	159,012	173,514
Receivables related to concession	9	2,423,345	1,828,220	1,460,462
Other receivables	10	15,224	16,949	12,214
Income tax and social contribution	12	12,341	-	-
Other noncurrent recoverable taxes	12	84,862	83,957	62,468
Deferred income tax and social contribution	12	507,710	397,882	398,873
Receivables from related parties	15	1,575	-	-
		4,805,293	3,807,275	3,572,278

Investments	16	483,450	405,653	406,755
Property, plant, and equipment, net	17	6,663,945	6,659,648	6,772,095
Intangible assets	18	1,748,954	1,828,213	1,735,689

		13,701,642	12,700,789	12,486,817

TOTAL ASSETS		17,859,432	16,312,903	15,933,841

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia – Copel

Consolidated Statement of Financial Position

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note
		12.31.2010	12.31.2009	01.01.2009
CURRENT LIABILITIES
Payroll, social charges and accruals	19	175,584	206,957	159,388
Suppliers	20	612,568	543,529	497,832
Income tax and social contribution	12	153,249	124,505	134,263
Other tax payable	12	378,871	325,990	235,588
Loans and financing	21	83,095	81,698	98,461
Debentures	22	621,157	54,195	195,000
Dividends payable		163,634	90,806	243,652
Post-employment benefits	23	24,255	22,505	21,344
Customer charges due	24	56,105	29,523	43,123
Research and Development and Energy Efficiency	25	155,991	121,005	126,484
Payables related to concession - use of public property	26	40,984	38,029	38,166
Other accounts payable	27	71,308	84,581	75,744

		2,536,801	1,723,323	1,869,045

NONCURRENT LIABILITIES
Suppliers	20	144,936	175,796	214,157
Tax payable	12	32,252	131,650	618
Deferred income tax and social contribution	12	887,218	901,084	935,022
Loans and financing	21	1,280,982	784,144	769,056
Debentures	22	-	753,384	802,116
Post-employment benefits	23	384,208	352,976	331,165
Research and Development and Energy Efficiency	25	90,732	90,493	72,079
Payables related to concession - use of public property	26	340,099	312,626	319,433
Other accounts payable	27	-	2,953	6,674
Reserve for risks	28	866,378	560,111	653,382

		4,026,805	4,065,217	4,103,702
EQUITY	29
Attributable to Parent Company
Share capital		6,910,000	4,460,000	4,460,000
Capital reserves		-	838,340	838,340
Equity valuation adjustments		1,546,053	1,649,170	1,750,069
Accumulated other comprehensive income		13,463	11,464	-
Legal reserves		478,302	428,912	377,590
Retained earnings		2,056,526	2,908,112	2,316,218
Additional proposed dividends		25,779	-	-
		11,030,123	10,295,998	9,742,217

Attributable to non-controlling interest		265,703	228,365	218,877

		11,295,826	10,524,363	9,961,094

TOTAL LIABILITIES AND EQUITY		17,859,432	16,312,903	15,933,841

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia – Copel

Consolidated Statements of Operations

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUOUS OPERATIONS	Note
		2010	2009
OPERATING REVENUES
Electricity sales to final customers	30	2,213,403	2,059,554
Electricity sales to distributors	30	1,288,001	1,209,157
Use of main distribution and transmission grid	30	2,272,421	1,975,117
Construction revenues	30	663,534	601,880
Telecommunications revenues	30	97,882	80,262
Distribution of piped gas	30	237,272	205,158
Other operating revenues	30	128,600	119,012
		6,901,113	6,250,140

Cost of sales and services provided
Electricity purchased for resale	31	(1,972,275)	(1,816,848)
Use of main distribution and transmission grid	31	(592,741)	(553,174)
Personnel and Management	31	(634,277)	(630,917)
Pension and healthcare plans	31	(97,528)	(85,243)
Materials and supplies	31	(75,533)	(58,993)
Raw materials and supplies for power generation	31	(22,975)	(21,231)
Natural gas and supplies for the gas business	31	(144,648)	(128,916)
Third-party services	31	(245,232)	(228,579)
Depreciation and amortization	31	(511,491)	(509,230)
Construction costs	31	(662,887)	(601,614)
Other	31	(16,556)	5,961
		(4,976,143)	(4,628,784)

GROSS PROFIT		1,924,970	1,621,356
Other Operating Revenues (Expenses)
Sales expenses	31	(62,466)	(54,281)
General and administrative expenses	31	(353,626)	(434,693)
Other revenues (expenses), net	31	(575,908)	(89,247)
Result of equity in investees	16	99,337	14,327
		(892,663)	(563,894)

OPERATING INCOME BEFORE FINANCIAL RESULTS		1,032,307	1,057,462

Financial income ( Expenses )
Financial revenues	32	652,231	337,396
Financial expenses	32	(303,806)	(330,661)
		348,425	6,735

OPERATING INCOME		1,380,732	1,064,197
INCOME TAX AND SOCIAL CONTRIBUTION
Income tax and social contribution	12	(497,968)	(290,770)
Deferred income tax and social contribution	12	127,517	38,851
		(370,451)	(251,919)

NET INCOME FOR THE PERIOD		1,010,281	812,278
Attributable to Parent Company		987,807	791,776
Attributable to non-controlling interest		22,474	20,502

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - in reais
Class A preferred shares	29	5.2075	3.7066
Class B preferred shares	29	3.7904	3.0389
Common shares	29	3.4456	2.7624
The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia – Copel

Consolidated Statement of Comprehensive Income

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	2010	2009
NET INCOME FOR THE PERIOD	1,010,281	812,278
Adjustments to financial assets classified as available for sale - Distribution concession	3,029	17,369
(-) Taxes on financial asset adjustments	(1,030)	(5,905)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	1,012,280	823,742
Attributed to Parent Company	989,806	803,240
Attributed to non-controlling	22,474	20,502

Companhia Paranaense de Energia – Copel

Consolidated Statement of Changes in Equity

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Attributable to Parent Company								Total	Attributable to non- controlling	Consolidated Total
				Equity	Accumulated Other	Income reserves
							Retained	Additional
		Share	Capital	valuation	Comprehensive	Legal	earnings	proposed	Retained
	Note	capital	reserves	adjustments	Income	reserve	reserve	dividends	earnings
Balance as of January 1, 2009 (after adoption of the new accounting rules)		4,460,000	838,340	1,750,069	-	377,590	2,316,218	-	-	9,742,217	218,877	9,961,094

Net income for the period		-	-	-	-	-	-	-	791,776	791,776	20,502	812,278
Other comprehensive income
Adjustments to financial assets deemed available for sale, net of taxes		-	-	-	11,464	-	-	-	-	11,464	-	11,464
Total comprehensive income for the period		-	-	-	11,464	-	-	-	791,776	803,240	20,502	823,742
Transfer to retained earnings	29	-	-	(100,899)	-	-	-	-	100,899	-	-	-
Allocation proposed at the G.S.M.:
Legal reserve		-	-	-	-	51,322	-	-	(51,322)	-	-	-
Interest on capital		-	-	-	-	-	-	-	(230,000)	(230,000)	-	(230,000)
Dividends		-	-	-	-	-	-	-	(19,459)	(19,459)	(11,014)	(30,473)
Retained earnings		-	-	-	-	-	725,652	-	(725,652)	-	-	-
Transfer to retained earnings		-	-	-	-	-	(133,758)	-	133,758	-	-	-
Balance as of December 31, 2009		4,460,000	838,340	1,649,170	11,464	428,912	2,908,112	-	-	10,295,998	228,365	10,524,363
Net income for the period		-	-	-		-	-	-	987,807	987,807	22,474	1,010,281
Other comprehensive income
Adjustments to financial assets deemed available for sale, net of taxes		-	-	-	1,999	-	-	-	-	1,999	-	1,999
Total comprehensive income for the period		-	-	-	1,999	-	-	-	987,807	989,806	22,474	1,012,280
Transfer to retained earnings	29	-	-	(103,117)	-	-	-	-	103,117	-	-	-
Share capital increase		2,450,000	(838,340)	-	-	-	(1,611,660)	-	-	-	-	-
Advance for future capital increase		-	-	-	-	-	-	-	-	-	30,812	30,812
Allocation proposed at the G.S.M.:
Legal reserve		-	-	-	-	49,390	-	-	(49,390)	-	-	-
Interest on capital		-	-	-	-	-	-	-	(200,000)	(200,000)	-	(200,000)
Dividends		-	-	-	-	-	-	25,779	(81,460)	(55,681)	(15,948)	(71,629)
Retained earnings		-	-	-	-	-	760,074	-	(760,074)	-	-	-
Balance as of December 31, 2010		6,910,000	-	1,546,053	13,463	478,302	2,056,526	25,779	-	11,030,123	265,703	11,295,826

The accompanying notes are an integral part of these financial statements.

Companhia Paranaense de Energia – Copel

Consolidated Statement of Cash Flows

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note
		2010	2009
Cash flows from operating activities
Net income for the period		1,010,281	812,278
Adjustments for the reconciliation of net income with the generation of cash by operating activities:
Depreciation	17.2	336,902	348,965
Amortization of intangible assets - concession	18	200,992	185,785
Amortization of intangible assets - other	18	5,098	5,031
Unrealized monetary and exchange variations, net		(116,826)	126,341
Return on accounts receivable related to concession	9.1	(272,613)	(282,315)
Result of equity in subsidiaries and investees	16.6	(99,337)	(14,327)
Income tax and social contribution	12.1	497,968	290,770
Deferred income tax and social contribution	12.2	(127,517)	(38,851)
Provision for losses in receivables related to concession	9.3	21,333	6,700
Allowance for doubtful accounts	31.6	26,424	16,448
Provision for losses from devaluation of investments	31.6	2,114	733
Reserves (reversal) for risks	31.6	334,238	(57,118)
Provision for post-employment benefits		48,314	34,052
Provision for research and development and energy efficiency	25	61,339	56,284
Write-off of accounts receivable related to concession	9.1	25,707	26,686
Write-off of investments	16.6	589	160
Write-off of property, plant, and equipment, net	17.4	26,641	22,594
Write-off of intangible assets, net	18	14,871	17,540
Write-off of intangible assets related to concession - goodwill	18.4	44,572	-

Increase (decrease) in assets
Customers and distributors		84,274	107,429
Dividends and interest on capital received		18,067	15,845
CRC transferred to the State Government	8	129,095	130,967
Judicial deposits		(241,687)	14,502
Other receivables		(26,522)	(33,021)
Inventories		(9,322)	(28,555)
Income tax and social contribution		104,587	(70,014)
Other recoverable taxes		3,630	(25,401)
Receivables from related parties		(1,575)	-
Prepaid expenses		1	(1,393)

Increase (decrease) in liabilities
Payroll, social charges and accruals		(31,373)	47,569
Suppliers		4,122	(13,415)
Paid income tax and social contribution		(469,224)	(300,528)
Other taxes payables		(62,932)	219,341
Loans and financing - interest due and paid	21	(106,408)	(119,102)
Debentures - interest due and paid	22	(71,338)	(110,035)
Post-employment benefits		(15,332)	(11,080)
Customers charges due		26,582	(13,600)
Research and development and energy efficiency		(45,399)	(56,601)
Payables related to concession - use of public property		(38,274)	(38,266)
Other accounts payable		(16,349)	4,919
Reserves for risks		(27,971)	(36,153)

Net cash generated (used) by operating activities		1,247,742	1,241,164
(next page)

Companhia Paranaense de Energia – Copel

Consolidated Statement of Cash Flows

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(continued)
	Note
		2010	2009
Cash flows from investing activities
Bonds and securities		(183,880)	(10,013)
Additions to investiments		(180)	(151)
Additions to property, plant, and equipment		(353,367)	(243,791)
Additions to intangible assets related to concession	18	(655,411)	(679,248)
Additions to other intangible assets	18	(28,177)	(1,122)
Customer contributions		89,177	57,422

Net cash generated (used) by investing activities		(1,131,838)	(876,903)

Cash flows from financing activities
Paid-in capital in subsidiaries by non-controlling shareholders		30,812	-
Loans and financing from third-parties	21	552,479	144,262
Payment of the principal amount of loans and financing	21	(46,593)	(62,987)
Payment of the principal amount of debentures	22	(177,908)	(163,175)
Dividends and interest on capital paid		(198,801)	(413,319)

Net cash generated (used) by financing activities		159,989	(495,219)

Increase (decrease) in cash and cash equivalents		275,893	(130,958)

Cash and cash equivalents at the beginning of the period	5	1,518,523	1,649,481
Cash and cash equivalents at the end of the period	5	1,794,416	1,518,523

Variation in cash and cash equivalents		275,893	(130,958)

The accompanying notes are an integral part of these financial statements

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1	General Information

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), headquartered at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of the Special Listings of the São Paulo Stock, Commodities, and Futures Exchange (BM&FBOVESPA S.A.) and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná. Copel and its subsidiaries (Group or Company) are engaged in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL), which reports to the Ministry of Mines and Energy (Ministério das Minas e Energia or MME). Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

2	Main Accounting Policies

2.1       Statement of compliance

Copel’s financial statements are comprised by the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

2.2       Basis of presentation

Authorization for the publication of these financial statements was granted at the Meeting of the Board of Officers held on March 21, 2011 and on June 16, 2011.

These financial statements featured in this report are prepared based on historical cost, except in the case of certain financial instruments valued at fair value and certain property, plant, and equipment valued at deemed cost at the transition date, as described in the following accounting practices. The historical cost is usually based on the fair value of the disbursements made in exchange for the assets at hand.

These consolidated financial statements are the first to be prepared by the Company in compliance with the IFRSs. The effects of the first-time adoption of the IFRSs are disclosed in Note 4.

Below is a summary of the main accounting policies adopted by the Copel group:

2.3       Basis for consolidation

The consolidated financial statement includes de statements of the Company and of its subsidiaries and exclusive investment funds. Control in subsidiaries is deemed as de power by the company to control their financial and operational policies to reap benefits from their activities.

2.4       Cash and cash equivalents

Cash and cash equivalents includes cash, bank deposits, and temporary short-term financial investments with original maturity of 90 days. Temporary short-term investments are recorded at cost as of the date of the balance sheets, plus earnings accrued as of the final date of the fiscal year. Cash and cash equivalents, have immediate liquidity, and are subject to an insignificant risk of change in value.

2.5       Customers and distributors

This item comprises billed power sales to final customers and to distributors, estimated power supplied but unbilled as of the date of the statements, and supply of natural gas, accounted for on an accrual basis.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.6       Bonds and Securities

It comprises financial instruments classified as available for sale and held to maturity. The accounting treatment of these financial instruments is described in item 2.29.

2.7       Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in amounts deemed sufficient by Copel’s senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely.

This allowance is set up based on the amounts overdue by residential customers for over 90 days, the amounts overdue by commercial customers for over 180 days, and the amounts overdue by industrial and rural customers, public agencies, public lighting, and public services for over 360 days. It comprises receivables billed until the date of the balance sheets, accounted for on accrual basis.

2.8       Segments

Operational segments are defined as business activities which may yield revenues and require expenses, whose operational results are regularly reviewed by the entity’s chief decision maker to underpin the decision-making regarding resources to be allocated to the segment and to evaluate its performance, and for which there is available individualized financial information.

2.9       Accounts payable related to concession – use of public property

This item corresponds to the amounts set forth in the concession agreement in connection with the right to explore hydraulic energy potential (onerous concession). These agreements are signed as Use of Public Property (Uso de Bem Público or UBP) agreements. Liability is recorded on the date of signature of the concession agreement, regardless of the schedule of disbursements set forth therein. The initial accrual of the liability (obligation) and the corresponding intangible asset (concession rights) corresponds to the future disbursements at present value.

Amortization of the intangible assets is calculated under the linear method for the remaining term of the concession. The financial liability is restated by the effective interest rate method and reduced by the payments under contract.

2.10     Dividends and interest on capital

The distribution of dividends and interest on capital are recorded as a liability in the Company’s financial statements at the end of the fiscal year, based on its by-laws. However, any amounts above the minimum mandatory dividends are only recorded under liabilities on the date they are approved and announced at the General Shareholders’ Meeting. The tax benefit of interest on capital is recorded in the statement of operations.

2.11     Intangible assets - concessions

Intangibles recorded at the acquisition date in companies which holds concessions and are amortized over the respective remaining terms of each concession (concession rights with limited term).

2.12     Investments in non-controlled companies

The results, assets, and liabilities of investees are incorporated into Copel’s financial statements according to the equity method. Pursuant to the equity method, investments in investees are at first recorded at cost and then adjusted for purposes of accounting of the Group’s share of comprehensive income/loss. When the Group’s share of losses in an investee exceeds its interest in it, the Group no longer recognizes these additional losses (accrual of losses down to zero). Any additional losses are only recognized if the Group has incurred legal obligations or other liabilities or has made payments on behalf of the investee.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The amount exceeding the cost of acquisition of the Group’s interest in the net fair value of assets, liabilities, and identifiable contingent liabilities of the investee on the date of acquisition is accrued as goodwill, when not related to concessions. For concessions, refer to item 2.11.

The requirements of IAS 39 are applicable for purposes of determining the need to record impairment losses in connection with the Group’s interests in investees. If necessary, the total book value of the investment (including goodwill) is tested for impairment pursuant to IAS 36 – Impairment of Assets, as a single asset, through comparison between its recoverable value and its book value. Recognized impairment losses are added to the book value of the corresponding investment. The reversal of these losses is recognized according to IAS 36 and as the recoverable value of the corresponding investment is subsequently increased.

2.13     Participation in joint ventures

A joint venture is an agreement under which the Group and other parties conduct economic activities subject to joint control, a situation where decisions about strategic financial and operational policies concerning the joint venture's activities require approval by all parties sharing joint control.

The Group presents its interest in Dominó Holdings in its consolidated financial statements according to the proportional consolidation method. The Group’s participation in the assets, liabilities, and results of Dominó Holdings are consolidated proportionally under the corresponding items of the consolidated financial statements, line by line.

2.14     Statement of operations

Revenues, costs, and expenses are recorded under the accrual method, i.e., when products are delivered and services actually rendered, regardless of receipt or payment.

2.15     Revenue recognition

Operating revenues are recognized when: (i) the amount of the revenue is reliably measurable; (ii) the costs incurred or to be incurred in the transaction are reliably measurable; (iii) it is likely that the economic benefits are received by the Company; and (iv) the risks and benefits have been fully transferred to the respective buyer.

Revenues are valued at the fair value of the payment received or to be received, with the deduction of discounts and/or bonuses granted and charges on sales.

2.15.1 Unbilled revenues

Unbilled revenues correspond to revenues from sales of power to final customers which have been delivered but not yet billed and to revenues from the use of the distribution grid not yet billed, both of which are calculated based on estimates covering the period from the meter reading day to the last day of the month.

2.15.2. Rendered services

Revenues under a service agreement are recognized according to the stage of completion of the agreement, determined as follows:

•         Installation fees are recognized according to the stage of completion of the installation services, determined proportionally between the total estimated time for completion of services and the time elapsed at the end of each reporting period;

•         Service fees included in the price of products sold are recognized proportionally to their total costs, based on historical trends of actual services rendered in connection with products sold previously.

•         Revenues for services are recognized at the contractual rates according to the number of hours worked and whenever direct expenses are incurred based on time and materials used.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.15.3. Construction revenues and construction costs

IFRIC 12 and SIC 29 establish that electric energy utilities should record and measure revenues of according to IAS 11 - Construction Contracts and IAS 18, IFRIC 13 and SIC 31 – Revenues, even when governed by a single concession agreement. The Company records construction revenues in connection with the construction services for infrastructure employed in the power transmission and distribution services.

The respective costs are recognized when incurred in the statement of operations for the corresponding period, as construction costs.

Given that the Company outsources the construction of power distribution infrastructure to non-related parties and that a large part of the work is carried out over short periods, the construction margin to the Company’s power distribution business is not significant, and may reach amounts close to zero.

The construction margin adopted for the transmission business in 2010 is 1.65% (1.80% in 2009) and results from a calculation methodology which takes into account the respective business risk.

2.15.4. Revenues from dividends and interest

Revenues from dividends are recognized when the shareholder's right to receive said dividends is established.

Interest revenues from financial assets are recognized when it is likely that the future economic benefits shall be earned by the Group and the amount of these revenues may be determined reliably. Interest revenues are recognized according to the straight-line method based on the effective time and interest rate applicable to the outstanding principal amount; the effective interest rate is the one which discount with precision the estimated future cash earnings over their estimated lives or terms with regard to the initial net book value of the such financial assets.

2.15.5. Lease revenues

The Group’s policy for recognition of operating lease revenues is described in Note 2.16.1 – Leases – The Group as a Lessor.

2.16     Leases

Leases are classified as financial whenever the terms of the lease substantially transfer all risks and benefits of property ownership to the lessee. All other leases are classified as operating leases.

2.16.1. The Group as a Lessor

Lease revenues from operating leases are recognized according to the linear method during the term of each lease.

2.16.2. The Group as a Lessee

Payments under operating leases are recognized as expenses according to the linear method based on the duration of the lease, except when other methods are more representative of the time when the economic benefits of the leased asset are consumed or received. Contingent payments resulting from operating leases are recognized as expenses in the period when they are settled.

2.17     Power purchase and sale transactions in the Spot Market (Electric Energy Trading Chamberor CCEE)

Power purchase and sale transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates prepared by Copel’s senior management, when this information is not available in time.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.18     Research and Development Programs - R&D - and Energy Efficiency Programs - EEP

These are research and development and energy efficiency programs to which utilities are required to allocate 1% of their net operating revenues as defined by ANEEL pursuant to Law no. 9,991/00 and ANEEL Resolutions no. 300/08 and 316/08.

2.19     Provision for environmental costs and obligations

Environmental liabilities are recognized under liabilities when their occurrence is likely and may be reasonably estimated.

They are recognized as the Company assumes formal obligations before regulatory agencies or becomes aware of potential risks related to socio-environmental issues, which may lead to cash disbursements that are deemed probable and that may be estimated. During the project implementation phase, the provision is recorded against property, plant, and equipment or intangible assets in progress. Once the project enters commercial operation, all costs or expenses incurred with socio-environmental programs related to the project’s operation and maintenance licenses are recorded directly to expense for the corresponding period.

2.20     Post-employment benefits

The Company sponsors benefits plans to its employees, described in detail in Note 23. The amounts of these actuarial obligations (contributions, costs, liabilities, and/or assets) are calculated annually by an independent actuary on the same base date as the end of the fiscal period and are recorded pursuant to IAS 19, and by IFRIC 14.

The adoption of the project unit credit method adds each year of service as the source of an additional benefit unit, adding up to the calculation of the final liability.

Other actuarial assumptions are used which take into account biometric and economic tables in addition to historical data from the benefits plans, obtained from the manager of these plans, the Copel Foundation.

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized according to the corridor approach, i.e., gains and losses are only recorded to the extent they exceed 10% of the plan assets or 10% of the accumulated projected employee benefits liabilities.

2.21     Taxes and social contributions

Sales and services revenues are subject to value-added tax (Imposto sobre Circulação de Mercadorias e Serviços or ICMS) and service tax (Imposto sobre Serviços or ISS), at the applicable rates, and to the PIS (Social Integration Program), COFINS (Contribution for the Financing of Social Security), and PASEP (Program for the Formation of the Civil Servants' Fund) social contributions.

Credits resulting from the non-cumulative nature of PIS/PASEP and COFINS charges are accounted for by deducting such from the cost of products sold in the statement of operations.

Advance payments of amounts eligible for offsetting are accounted for in current or noncurrent assets, according to their expected realization.

Income tax comprises corporate income tax and social contribution, which are calculated based on taxable income (adjusted income), at the applicable rates, which are: 15%, plus 10% on any amounts exceeding R$240 a year, for corporate income tax, and 9% for social contribution.

Deferred income tax and social contribution credits resulting from temporary discrepancies, tax losses or negative bases for the calculation of social contribution are recognized only as long as there is a possibility of a tax basis that allows for their realization. Deferred income tax and social contribution assets have been calculated on taxes losscarryforwards, and temporary differences, at the applicable rates, and take into account the expected future generation of taxable income, based on technical feasibility studies approved by the Company’s Board of Directors.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Provisional Measure no. 449/08, converted into Law no. 11,941/09, created the Transitional Tax Regime (Regime Tributário de Transição or RTT), applicable to entities subject to corporate income tax (Imposto de Renda da Pessoa Jurídica or IRPJ) based on taxable income. The adoption of this regime was optional in 2008 and 2009, whereas in 2010 it became mandatory and will remain so until a new law is passed governing the tax effects of the new accounting methods and criteria, with a view to tax neutrality.

The goal of this tax regime is to neutralize the potential tax impact resulting from the changes in accounting criteria for the recognition of revenues, costs, and expenses introduced by Law no. 11,638/07.

With the adoption of this regime the changes in criteria for the recognition of revenues, costs, and expenses will not have an effect on the assessment of the basis for the calculation of taxes, both on revenues and on income. The accounting methods and criteria to be considered for tax purposes are those in effect as of December 31, 2007.

2.22     Property, Plant, and Equipment

The Company has adopted the deemed cost to determine the fair value of Copel Geração e Transmissão’s property, plant, and equipment, specifically for the generation business as of the date of transition of Copel’s financial statements to the IFRSs (January 1, 2009). These assets are depreciated according to the linear method based on annual rates set forth and reviewed periodically by ANEEL, which are used and accepted by the market as representative of the economic useful life of the assets related to concession's infrastructure, limited to the term of mentioned concession, when applicable. The estimated useful life, the residual amounts, and depreciation are reviewed as of the date of the balance sheets, and the effect of any changes in estimates is recorded prospectively. (see Note 4.2.8).

Internal studies by the Group have shown that the balances as of January 1, 2009 of assets related to telecommunications business were compatible with their fair values and supported by impairment tests. (see Note 4.2.8).

Costs directly attributable to construction work as well as interest and financial charges on loans from third-parties during construction are recorded under property, plant, and equipment in progress.

2.23     Accounts receivable related to concession

2.23.1. Financial assets - Distribution

These refer to reimbursements set forth in the public power distribution service concession agreements, which the Company understands as an unconditional right to cash payments upon expiration of the concession from the granting authority (ANEEL). These reimbursements are designed to compensate the Company for the investments made in infrastructure which have not been recovered through the collection of tariffs at the end of the concession because of their useful lives being longer than the term of said concession.

Since these financial assets do not have determinable fixed cash flows – as the Company operates under the assumption that the value of the corresponding reimbursements will be based on the replacement cost of the concession assets and as they do not feature the necessary characteristics to be classified under any other category of financial assets – they are classified as “available for sale”. The cash flows related to these assets are determined taking into account the replacement cost of PPE named Regulatory Compensation Basis (Base de Remuneração Regulatória or BRR), defined by the granting authority. The methodology of the BRR is based on the replacement cost of the assets that make up the power distribution infrastructure related to the concession. This tariff basis (BRR) is reviewed every four years taking into account several factors. Its goal is to reflect the variation in the prices of physical assets, including write-offs, depreciation, and additions of assets to the concession infrastructure (physical assets).

The return on these financial assets is based on the regulatory Weighted Average Cost of Capital or WACC approved by ANEEL in the periodic rate review process every four years, whose amount is included in the composition of the revenues from tariffs charged to customers and collected monthly.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In the periods between periodic rate reviews, the balance of these financial assets must be adjusted according to Company’s management expectation of increase variations in cash flows resulting from changes in the assets making up the infrastructure (physical assets). These variations in the estimated cash flows are recorded directly to income for the corresponding period.

Since there is not an active market for these financial assets, the Company determines their fair value using the same components of the regulatory compensation rate set forth by ANEEL (regulatory WACC). These components, updated as of the date of the balance sheets, determine the new interest rate used by the Company to restate to present value the fixed cash flows set forth in the last periodic rate review and estimated until the next review in 2012. Due to the nature of these financial assets, the Company believes this methodology is the one which better reflects their fair value in the view of market participants, since the rate of return set forth by ANEEL takes into consideration, in addition to the risk-free rates of return, all risks inherent to the sector.

2.23.2. Financial assets - Transmission

These refer to receivables in connection with the power transmission concession agreements and include the following amounts: (i) revenues from the construction of transmission infrastructure for use by system users; (ii) revenues from the operation and maintenance of infrastructure effectively constructed; and (iii) the financial return on these revenues guaranteed by the granting authority during the term of the concession.

Revenues under power transmission concession agreements are collected by making infrastructure available to system users, are not subject to demand risk, and are thus considered guaranteed revenues, called Annual Allowed Revenues (Receita Annual Permitida or RAP) to be collected over the term of the concession. Amounts are billed monthly to the users of this infrastructure, pursuant to reports issued by the National System Operator (Operador Nacional do Sistema or ONS, in Portuguese). Upon expiration of the concession, any uncollected amounts related to the construction, operation, and maintenance of infrastructure shall be received directly from the granting authority, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through tariffs (RAP).

These financial assets do not have an active market, present fixed and ascertainable cash flows, and are thus classified as “loans and receivables”. They are initially estimated based on the respective fair values and later measured according to the amortized cost calculated under the effective interest rate method.

2.24     Intangible assets

2.24.1. Concession agreements - distribution

These comprise the right to access and to commercial operation of infrastructure, built or acquired by the operator or provided to be used by the operator as part of the electric energy public service concession agreement (the right to charge fees to the users of the public service provided by the operator), in compliance with IAS 38 – Intangible assets, IFRIC 12– Concession Agreements.

Intangible assets are determined as the remaining portion after the assessment of the financial assets (residual amount), due to their recovery being conditioned upon the rendering of the corresponding public service, i.e., the consumption of power by consumers, subject thus to demand risk.

Intangible assets are recorded at their fair acquisition and construction value, minus accumulated amortization and impairment losses, when applicable.

The amortization of intangible assets reflects the pattern of estimated accrual of the corresponding economic benefits by Copel Distribuição, with expectation of average amortization of 15% a year, limited to the term of the concession.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.24.2. Intangible assets acquired separately

Intangible assets with defined useful lives acquired separately are recorded at cost, minus accumulated amortization and impairment losses. Amortization is recorded linearly based on the estimated useful lives of the corresponding assets. The estimated useful lives and the amortization method are reviewed at year-end, and the effect of any changes in estimates is recorded prospectively.

2.24.3. Write-off of intangible assets

Intangible assets are written-off upon sale or whenever there are no future economic benefits from use or sale to be received. Any gains or losses resulting from the write-off of intangible assets, measured as the difference between the net sale revenue and the asset's book value, are recorded to income or expense at the time of write-off.

2.25     Impairment value of assets

Property, plant, and equipment and intangible assets are assessed annually to detect evidence of unrecoverable losses or whenever significant events or changes in circumstances indicate that the book value of any such asset may not be recoverable. Whenever there is a loss, resulting from situations where an asset’s book value exceeds its recoverable value, defined as the greater between the asset’s value in use and its net sale value, this loss is recorded to expenses.

2.26     Materials and supplies (including those under property, plant, and equipment)

Materials and supplies in inventory, classified under current assets, have been recorded at their average acquisition cost, and those assigned for investments, classified under property, plant, and equipment, have been recorded at their actual purchase cost. Recorded amounts do not exceed their estimated sale price, minus all estimated costs of completion and required costs for carrying out the sale.

2.27     Provisions

Provisions are recorded for current liabilities (legal or assumed) resulting from past events, whose amounts may be estimated reliably and whose settlement is likely.

When some or all economic benefits required for the settlement of a provision are expected to be recouped from a third party, a corresponding assets is recorded if, and only if, this reimbursement is virtually guaranteed and its amount may be reliably ascertained.

2.28     Earnings per share or EPS

Earnings per share are calculated based on the weighted average of the number of shares outstanding during the reporting period. For all presented periods, the Company has not had any potential instruments equivalent to common shares which could have a diluting effect. Thus the basic earnings per share are equivalent to the diluted earnings per share.

Since holders of preferred and common shares are entitled to different dividends, voting rights, and settlements, basic and diluted earnings per share have been calculated according to the “two-class method". The two-class method is a formula for allocation of earnings which determines earnings per preferred share and per common share according to the declared dividends, pursuant to the Company's by-laws and to the rights to participation in non-distributed earnings calculated in accordance with the right to dividends of each share type, as discussed in Note 29.1.6.

Basic and diluted earnings per share are shown in Note 29.1.7.

All earnings per share data is shown effectively on a per share basis.

2.29     Financial instruments

Financial assets and liabilities are recorded whenever a Group entity is a party to the terms and conditions of the financial instrument at hand.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Non-derivative financial instruments include cash and cash equivalents, receivables from customers, Recoverable Rate Deficit (Conta de Resultados a Compensaror CRC) transferred to the Government of the State of Paraná, financial investments, accounts receivable in connection with concessions, loans and financing, debentures, transactions with suppliers, accounts payable in connection with concessions (use of public property), and others. These financial instruments are recorded immediately on the date of transaction, i.e., when the corresponding right or liability arises, are initially recorded at fair value plus or minus any transaction costs that are directly attributable. After initial accrual, these instruments are valued as shown below:

Financial assets

2.29.1. Instruments held to maturity

If the Company and/or its subsidiaries are interested in and capable of holding any financial assets until maturity, they are classified as held to maturity. Investments held to maturity are valued at amortized cost according to the effective interest rate method, minus any reductions in their recoverable value.

2.29.2. Instruments available for sale

The initial assessment of financial instruments classified as “available for sale” is made based on their fair value and subsequently at their market value. The variation in the fair value resulting from the difference between the market interest rates and the effective interest rates is recorded directly to equity, net of tax effects, as an adjustment on accumulated other comprehensive income, without being recorded through income for the corresponding period. The interest portion set at the beginning of the corresponding agreement, calculated based on the effective interest rate method, as well as any changes in expected cash flows, are recorded to income for the applicable period.

At the time of settlement of a financial instrument classified as a financial asset available for sale, any gains or losses accrued under equity are recorded to income or expense for the applicable period.

2.29.3. Financial instruments recorded at fair value through profit and loss

Financial instruments are classified as recorded at fair value to income if they are held for dealing or designated as such at initial accrual. Financial instruments are recorded at fair value to income if the Company and/or its subsidiaries manage these investments and make purchase or sale decisions based on their fair value in the context of an investment and risk management strategy set by the Company and/or its subsidiaries. After initial accrual, attributable transaction costs are recorded to income when incurred.

2.29.4. Loans and receivables

This category only comprises non-derivative assets with fixed or ascertainable payments which are not quoted in any active markets. They are recognized according to the amortized cost or effective interest rate methods.

Financial liabilities and equity instruments

2.29.5 Classification as debt or equity instruments

Debt and equity instruments issued by a Group entity are classified as financial liabilities or equity, according to the nature of the underlying agreement and the definitions of financial liability and equity instrument.

2.29.6. Equity instruments

Equity instruments are contracts containing residual participation in the assets of a company after the deduction of all its liabilities. Equity instruments issued by the Group are recorded when the corresponding funds are received, net of the direct issuance costs.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The repurchase of the Company's own equity instruments is recorded and deducted directly to equity. No gains or losses are recorded to income from the purchase, sale, issue, or cancellation of the Company’s own equity instruments.

2.29.7. Compound instruments

The portions that make up the compound instruments issued by the Company (convertible securities) are classified separately as financial liabilities and equity according to the nature of the underlying agreement and the definitions of financial liabilities and equity instruments. The conversion option which is settled through the exchange of a fixed amount of cash or other financial asset for a fixed number of the Company’s own equity instruments is deemed an equity instrument.

On the date of issue, the fair value of the liability component is estimated according to the interest rates in effect on the market for similar non-convertible instruments. This amount is recorded as a liability based on the amortized cost as determined by the effective interest rate method until its elimination by conversion or until its maturity.

The conversion option classified as equity is determined by deducting the value of the liability component from the fair value of the compound instrument as a whole. This amount is recorded and included in equity, net of income tax effects, and is not reassessed. Furthermore, the conversion option classified as equity will remain recorded under equity until the option is exercised, in which case the balance recorded under equity will be transferred to the goodwill in the issue of securities item or to another item under equity. When the conversion option is not exercised on the date of maturity of a convertible security, the balance recorded under equity is transferred to the accrued earnings item or to another item under equity. No gains or losses are recorded to income after the conversion or the expiration of the conversion option.

The transaction costs related to the issue of convertible securities are allocated to liabilities and to the equity components proportionally to the allocation of the gross resources received. The transaction costs related to the equity component are recorded directly to equity. The transaction costs related to the liability component are included in the book value of this component and amortized over the lifespan of the corresponding convertible securities according to the effective interest rate method.

2.29.8. Financial liabilities

Financial liabilities are classified as “financial liabilities at fair value recorded to profit and loss” or “other financial liabilities”.

2.29.9. Financial liabilities recorded at fair value to profit and loss

Financial liabilities are classified as financial liabilities recorded at fair value to income when they are held for sale or designated at fair value recorded to income.

A financial liability is classified as held for sale if:

•     it was acquired mostly for repurchase in the short term;

•     it is part of an identified financial instrument portfolio managed jointly by the Group and features a recent pattern of effective short-term profitability; and

•     it is a derivative not designated as an actual hedging instrument.

A financial liability not held for sale may be designated as recorded at fair value to income at initial accrual if:

•     such designation eliminates or significantly reduces inconsistencies in valuation or accrual which would otherwise arise;

•     this financial liability is part of a group of financial assets or liabilities or both, managed and performance-evaluated based on its fair value in accordance with the established risk management or investment strategy of the Group, and when information about the Group is supplied internally on the same basis; or

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•     this financial asset is part of a contract containing one or more embedded derivatives and IAS 39 - Financial Instruments: Accrual and Valuation allows the combined (assets or liabilities) contract to be fully designated as recorded at fair value to income.

Financial liabilities recorded at fair value to income are presented at fair value, and the respective gains or losses are recorded to income. Net gains or losses recorded to income incorporate interest paid on the financial liabilities. Fair value is determined according to the description contained in Note 36.

2.29.10. Other financial liabilities

Other financial liabilities (including loans) are valued at amortized cost according to the effective interest rate method.

The effective interest rate method is used to calculate the amortized cost of financial liabilities and to allocate their interest expenses over their respective terms. The effective interest rate is the rate that precisely deducts the estimated future cash flows (including fees paid or received that are an integral part of the effective interest rate, transaction costs, and other premiums or discounts) throughout the estimated lifespan of the liability at hand, or, when appropriate, throughout a shorter period, for the initial accrual of the net book value of the liability.

2.29.11. Write-offs of financial liabilities

The Group writes off financial liabilities only when its obligations are eliminated and cancelled or settled. The difference between the book value of the written-off financial liability and the corresponding disbursement made or to be made is recorded to income.

2.29.12. Financial instruments - derivatives

The Company maintains investment funds which operate with derivative financial instruments, with the sole purpose of protecting these funds' portfolios.

2.30     New and revised rules and interpretations which have not been adopted yet

The rules and changes in existing rules shown below have been published and are mandatory for the Group’s fiscal periods starting on January 1, 2011 of thereafter, or for subsequent periods. The Group has not, however, carried out early adoption of these rules and changes.

•         IFRS 9, “Financial instruments”, issued in November 2009. This rule is the first step in the process of replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for the classification, measurement, and write-off of financial assets and liabilities and will likely affect the Group’s recording of financial assets. This rule is not applicable until January 1, 2013, but it may be adopted early.

The Group is yet to evaluate the full impact of IFRS 9. Early indications, however, are that it may affect the Group’s accounting of debt-related financial assets available for sale, since IFRS 9 only allows the accrual of fair value gains and losses in other comprehensive income, if these are related to equity investments which are not kept for sale.

•         IAS 24 (revised), “Related Party Disclosures", issued in November 2009. It replaces IAS 24, “Related Party Disclosures", issued in 2003. The revised IAS 24 is mandatory for periods starting as of January 1, 2011. Early adoption, in whole or in part, is allowed.

The revised rule clarifies and simplifies the definition of related party and eliminates the requirement that entities related to the government disclose details of all transactions with the government and other government-related entities. The Group will apply the revised rule as of January 1, 2011. When it is applied, the Group and the Parent Company will be required to disclose all transactions between its subsidiaries and investees. The Group is currently operating systems which will collect the necessary information. Thus, it is not possible at this time to disclose the impact, if any, of the revised rule on the disclosures of related parties.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•         “Classification of rights issues” (change to IAS 32), issued in October 2009. The change applies to fiscal years starting as of February 1, 2010. Early adoption is allowed. The change addresses the accounting of stock rights denominated in currencies other than the issuer's functional currency. As long as certain conditions are met, these stock rights are now classified as equity, regardless of the currency in which its price is denominated. Previously, this stock had to be accounted for as derivative liabilities. The change is applicable retroactively, in compliance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. The Group will apply the revised rule as of January 1, 2011.

•         IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”, applicable in fiscal periods started on July 1, 2010 or thereafter. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the issue of equity instruments to the creditor in order to settle, in full or in part, the financial liability (debt conversion). This requires a gain or loss to be recorded to income, which is valued by the difference between the book value of the financial liability and the fair value of the equity instruments issued. If the fair value of the issued financial instruments can not be reliably valued, the equity instruments must be valued to reflect the fair value of the settled financial liability. The Group will apply this interpretation as of January 1, 2011. It does not anticipate any impact on the financial statements of the Group or the Parent Company.

•         “Prepayments of Minimum Funding Requirements" (amendment to IFRIC 14). These changes correct an unintentional consequence of IFRIC 14, IAS 19 - “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”. Without these changes, entities may not recognize as assets certain voluntary prepayments for minimum funding contributions. This was not the intended result when IFRIC 14 was issued, and these changes aim to correct that. They will be applicable in fiscal years starting on January 1, 2011. Early adoption is allowed. Changes must be applied retroactively to the first published comparative period. The Group will apply these changes in the reporting period starting on January 1, 2011.

The rules and changes in existing rules shown in the table below have been published and are mandatory for periods shown:

New interpretations and changes to existing rules	Introduced changes	Applicable in fiscal periods starting as of:	Date of application at Copel
Amendment to IAS 32, "Financial Instruments: Presentation – Disclosure of Stock Rights”

IASB has amended IAS 32 to allow rights, options, or warrants to acquire a fixed number of an entity's own equity instruments by a fixed amount in any currency to be classified as equity instruments, provided the entity offers rights, options, or warrants proportionally to all holders of the same category of non-derivative equity instruments.

		Issued in October 2009. Applicable in fiscal periods starting as of: February 1, 2010.	In the fiscal year starting on January 1, 2011, if applicable.
IFRIC 19 – “Extinguishing Financial Liabilities with Equity Instruments”

Clarifies the IFRS requirements when an entity renegotiates the terms of a financial liability with its creditor, who agrees to accept stock or other equity instruments to settle the financial liability in part or in full.

		Issued in November 2009. Applicable in fiscal periods starting as of: July 1, 2010	In the fiscal year starting on January 1, 2011, if applicable.
Amendment to IFRS 1 – “First-Time Adoption of IFRS – Limited Exemption from Comparative IFRS 7 Disclosures to Entities Adopting IFRS for the First Time”

Offers the entities that are adopting the IFRSs for the first time the same options given to current IFRS users when adopting the changes to IFRS 7. It also clarifies the transition rules for the changes to IFRS 7.

		Issued on July 1, 2010. Applicable in fiscal periods starting as of: January 1, 2011	In the fiscal year starting on January 1, 2011, if applicable.
IAS 24 - “Related Party Disclosures” (revised in 2009)	Changes the definition of related party and changes certain related-party disclosure requirements for entities related to the government.	Issued in November 2009. Applicable in fiscal periods starting as of: January 1, 2011	In the fiscal year starting on January 1, 2011, if applicable.
Amendment to IFRIC 14

Eliminates unintentional consequences of the treatment of prepayments, where there are minimum funding requirements. The balances of prepayments of contributions in certain circumstances are recognized as assets instead of expenses.

		Issued in November 2009. Applicable in fiscal periods starting as of: January 1, 2011	In the fiscal year starting on January 1, 2011, if applicable.
IAS 19 – “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

New interpretations and changes to existing rules	Introduced changes	Applicable in fiscal periods starting as of:	Date of application at Copel
IFRS 9 “Financial Instruments”

IFRS 9 is the first standard issued as part of a larger project to replace IAS 39. IFRS 9 retains, but rather simplifies, the measurement model and establishes two main categories of measurement of financial assets:  amortized cost and fair value. The classification basis depends on the entity’s business model and on the contractual characteristics of the cash flows of the financial assets. The guideline included in IAS 39 on impairment of financial assets and hedge accounting remains in effect.

		Issued in November 2009. Applicable in fiscal periods starting as of: January 1, 2013.	In the fiscal year starting on January 1, 2013, if applicable.
The prior years amounts do not have to be restated whether an entity adopts the new rules for the periods started or to be started before January 1, 2012.

Improvements to the IFRSs in 2010

The amendments shown in the table below are generally applicable to fiscal years starting as of January 1, 2011, unless otherwise indicated. Early adoption, although allowed by the IASB, is not available in Brazil.

New interpretations and changes to existing rules	Introduced changes	Applicability
IFRS 1 – “First-Time Adoption of IFRS”	(a) Changes in accounting policy in the year of adoption	Applied prospectively.

Clarifies that if a company which adopts the IFRS for the first time changes its accounting policies or its use of exemptions under IFRS 1 after having published an interim financial report according to IAS 34, "Interim Financial Reporting", then it must explain these changes and update the reconciliations between the prior GAAP and the IFRS.

(b) Basis for revaluation as deemed cost

Allows first-time adopters of the IFRS to use the fair value determined by a specific event as deemed cost, even if the event takes place after the transition date, but before the publication of the first IFRS-compliant financial statements. When this revaluation takes place after the transition date, but during a period covered by the entity's first IFRS-compliant financial statements, any subsequent adjustments to the fair value determined by an event shall be recorded to equity. This event may be, for instance, a privatization or acquisition.

Entities which have adopted the IFRS in previous periods may apply this change retroactively in the first fiscal year after the change becomes applicable, provided the valuation date is within the period of the first IFRS-compliant financial statements.

	(c) Use of estimated cost for operations subject to regulated prices (such as public service utilities)	Applied prospectively.

Entities subject to regulated tariffs may use previous accounting figures, based on the previous GAAP, for property, plant, and equipment or intangible assets as deemed cost on a per item basis. Entities which use this exemption are required to test each item for impairment pursuant to IAS 36 on the transition date.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3

New interpretations and changes to existing rules	Introduced changes	Applicability
IFRS 3 – “Business Combinations”	(a) Transition requirements for contingent consideration based on a business combination which took place before the revised IFRS became applicable.	Applicable in fiscal years starting as of July 1, 2010. Applied retroactively.

Clarifies that changes to IFRS 7 – “Financial Instruments: Disclosures”, IAS 32 – “Financial Instruments: Presentation”, and IAS 39 – “Financial Instruments: Recognition and Measurement”, which eliminate the exemption of contingent consideration, do not apply to contingent considerations arising from business combinations whose acquisition dates precede the application of IFRS 3 (as amended in 2008).

(b) Valuation of non-controlling interests

The choice to value non-controlling interests at fair value or at the proportionate share of the acquiree's net assets only applies to instruments which represent the current stockholding position and entitle their bearers a proportionate share of the net assets in case of liquidation. All other non-controlling interest components are measured at fair value, unless otherwise required by the IFRS.

Applicable to fiscal years starting as of July 1, 2010. Applied prospectively, as of the date the entity starts to apply IFRS 3.

Applicable in fiscal years starting as of July 1, 2010. Applied prospectively.

(c) Share-based payments which have not been exchanged or voluntarily exchanged

The guideline for application of IFRS 3 applies to all share-based payment transactions which are part of a business combination, including share-based payments which have not been exchanged or voluntarily exchanged.

New interpretations and changes to existing rules	Introduced changes	Applicability
IFRS 7 – “Financial Instruments”	Emphasizes the interaction between quantitative and qualitative disclosures about the nature and the extent of risks associated with financial instruments.	January 1, 2011
Applied retroactively.
IAS 1 – “Presentation of Financial Statements"

Clarifies that entities shall present an analysis of other comprehensive income for each component of equity, in the statement of changes in shareholders’ equity or in the notes to the financial statements.

January 1, 2011
Applied retroactively.
IAS 27 – “Consolidated and Separate Financial Statements”

Clarifies that the changes made as of IAS 27 to IAS 21 – “The Effect of Changes in Foreign Exchange Rates”, IAS 28 – “Investments in Associates”, and IAS 31 – “Interests in Joint Ventures” are prospectively applicable to fiscal years starting as of July 1, 2009, or before then, when IAS 27(R) was adopted early.

Applicable in fiscal years starting as of July 1, 2010. Applied retroactively.
IAS 34 – “Interim Financial Reporting"	Offers guidelines to illustrate how to apply the disclosure principles of IAS 34 and adds disclosure requirements about:	January 1, 2011
	. circumstances which are likely to affect the fair value of financial instruments and their classification;	Applied retroactively.
. transfers of financial instruments between different levels of fair value ranking;
. changes in the classification of financial assets; and
. changes in contingent assets and liabilities.
IFRIC 13 – “Customer Loyalty Programmes”	The meaning of “fair value" is clarified in the context of measurement of credits in customer loyalty programmes.	January 1, 2011

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3

Main Accounting Judgments and Estimates

In the application of the Group’s accounting policies described in Note 2 herein, Company management must make judgments and prepare estimates concerning the book values of assets and liabilities which may not be easily obtained from other sources. Estimates and the respective assumptions are based on historical experience and in other factors deemed material. Actual results may differ from these estimates.

Estimates and underlying assumptions are continuously reviewed. The effects resulting from reviewed accounting estimates are recognized in the period when these estimates are reviewed, if the review only affects this period, or also in subsequent periods if the review affects both the current period as well as future periods.

3.1 Main judgments in the application of accounting policies

Below are the main judgments, except those involving estimates (see Note 3.2), made by Company management during the process of application of the Group’s accounting policies and which most significantly affect the amounts recognized in the Company’s financial statements.

3.1.1. Financial assets held to maturity

Management has reviewed the Group’s financial assets in conformity with capital maintenance and liquidity requirements and has confirmed the Group’s intent and ability to hold these assets until maturity. The book value of the financial assets held to maturity is R$68,647 as of December 31, 2010 (R$120,867 as of December 31, 2009). These assets are described in detail in Note 6.

3.2       Main sources of uncertainty in estimates

Below are the main assumptions about the future and other main sources of uncertainty in estimates at the end of each reporting period, which may lead to significant adjustments in the book value of assets and liabilities in the next fiscal year.

3.2.1. Useful life of property, plant, and equipment

As shown in Note 2.22 – Property, Plant, and Equipment, the Group reviews the estimated useful lives of its assets under property, plant, and equipment at the end of each reporting period. During the current period, the Company has reviewed the useful life expectancy and confirmed the understanding that the use by the Company of the depreciation rates set by ANEEL is consistent with the useful lives of its assets. The review of the useful life expectancy of telecommunications assets has not resulted in significant changes.

3.2.2. Valuation of financial instruments

As described in Note 36 on financial instruments, the Group employs valuation techniques which include information not based on observable market data to estimate the fair value of certain kinds of financial instruments. This note features detailed information about the main assumptions used in the assessment of the fair value of financial instruments, as well as a sensitivity analysis of these assumptions.

Company management believes the chosen valuation techniques and the employed assumptions are adequate to determine the fair value of its financial instruments.

3.2.3. Unbilled revenues

Unbilled revenues correspond to revenues from sales of energy to final customers which have been delivered but not yet billed and to revenues from the use of the distribution grid not yet billed, both or which are calculated based on estimates covering the period from the meter reading day to the last day of the month.

3.2.4. Useful lives of intangible assets (finite useful life)

As shown in Note 2.24 – Intangible Assets, the Group reviews the estimated useful lives of its intangible assets at the end of each reporting period. During the current period, the Company has reviewed the useful life expectancy of its intangible assets, and no changes were made.

3.3       Power purchase and sale transactions in Spot Market (Electric Energy trading Chamber or CCEE)

Power purchase and sale transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates prepared by Copel’s senior management, when this information is not available in time.

The amount recognized as a provision is the best estimate of the considerations required to settle the liabilities at the end of each reporting period, taking into account the risks and uncertainties inherent to such liabilities. When this provision is measured based on the estimated cash flows required to settle the liability, its book value corresponds to the present value of these cash flows.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4

Effects of the first-time adoption of the IFRS

4.1       Effects of the first-time adoption of the IFRSs on the consolidated financial statements

4.1.1. Application of the IFRSs

The Company’s consolidated financial statements for the fiscal year ended on December 31, 2010 are the first statements to be presented in compliance with the IFRSs. The Company has applied the accounting policies discussed in Note 2 to all featured periods, including the balance sheet on the transition date, which has been set as January 1, 2009. In the measurement of adjustments to the opening balances and in the preparation of the balance sheet as of the transition date, the Company has applied the mandatory exemptions and certain optional exemptions from retrospective application contained in IFRS 1 and - First-Time Adoption of International Accounting Rules, as shown in the following notes.

4.1.1.1      Exemptions from full retrospective application – chosen by the Company

The Company has chosen to apply the following exemptions from retrospective application:

(a)  Business combination exemption

The Company has applied the business combination exemption described in IFRS 1 and, thus, has not restated the business combinations which took place before January 1, 2009, the transition date.

(b)  Fair value as deemed cost exemption

The Company has chosen to measure certain items of property, plant, and equipment at fair value as of January 1, 2009. The application of this exemption is detailed in Note 4.2.8.

(c)  Employee benefit exemption

The Company has chosen to recognize all past actuarial gains and losses cumulatively as of January 1, 2009. The application of this exemption is detailed in Note 4.2.6.

(d)  Loan cost exemption.

The Company has applied the exemption regarding borrowing costs set forth under IFRS 1 and IAS 23 and thus has not capitalized interest to eligible assets before January 1, 2009, the transition date.

The remaining optional exemptions do not apply to the Company, as shown below:

▪   share-based payment and accounting of commercial leases the IFRSs had already been compatible as of 2009 regarding these transactions;

▪         accumulated exchange differences, since the Company does not hold interests in foreign subsidiaries;

▪    insurance contracts, since the Company does not have any such operations; assets and liabilities of subsidiaries, investees, and joint ventures, since only the Parent Company’s individual financial statements and the Company’s consolidated statements have been prepared;

▪         compound financial instruments, since the Company did not have any outstanding balances in connection with this kind of instrument as of the transition date;

▪         refurbishment liabilities included in the cost of land, buildings, and equipment, since the Company does not hold any liabilities of this kind.

4.1.1.2      Exceptions from retrospective application observed by the Company

The estimates used in the preparation of these financial statements as of January 1, 2009 and December 31, 2009 are consistent with the estimates made on the same dates in compliance with the previous Brazilian GAAP .

All other mandatory exceptions do not apply to the Company:

▪       Hedge accounting

▪           Reversal of financial assets and liabilities

▪           Participation of non-controlling holders

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.1.2. Reconciliations with the previous accounting practices

Effects of adoption of the IFRSs on the consolidated statement of financial position

			First-time Adoption of IFRS				First-time Adoption of IFRS
		Previous				Previous
ASSETS	Item	BR GAAP	Reclassif.	Adjusments	IFRSs	BR GAAP	Reclassif.	Adjusments	IFRSs
		01.01.2009			01.01.2009	12.31.2009			12.31.2009
CURRENT ASSETS
Cash and cash equivalents	4.2.9	1,813,576	(164,095)	-	1,649,481	1,696,152	(177,629)	-	1,518,523
Bonds and securities / Collaterals and escrow accounts	4.2.9	150,796	164,105	-	314,901	192,660	177,630	-	370,290
Customers and distributors	4.2.1	984,572	-	(2,730)	981,842	1,072,558	-	(572)	1,071,986
Dividends receivable		5,247	-	-	5,247	5,135	-	-	5,135
CRC transferred to the State Government		47,133	-	-	47,133	49,549	-	-	49,549
Accounts receivable related to concession	4.2.3	-	-	27,685	27,685	-	-	44,070	44,070
Other receivables	4.2.1	104,048	-	1,002	105,050	124,097	-	8,905	133,002
Inventories	4.2.3	64,260	-	19,287	83,547	94,190	-	17,912	112,102
Taxes and social contribution	4.2.7/8	189,135	11,409	-	200,544	279,241	(6,534)	(2,149)	270,558
Other prepaid current taxes		28,021	-	-	28,021	31,933	-	-	31,933
Deferred income tax and social contribution	4.2.9	40,183	(40,183)	-	-	41,238	(41,238)	-	-
Prepaid expenses		3,573	-	-	3,573	4,966	-	-	4,966
Deferred regulatory assets - CVA	4.2.1	111,098	-	(111,098)	-	218,500	-	(218,500)	-
Other regulatory assets	4.2.1	31,511	-	(31,511)	-	17,526	-	(17,526)	-

		3,573,153	(28,764)	(97,365)	3,447,024	3,827,745	(47,771)	(167,860)	3,612,114
NONCURRENT ASSETS
Noncurrent receivables
Financial investments		106,931	-	-	106,931	64,298	-	-	64,298
Customers and distributors	4.2.1	85,141	-	(95)	85,046	52,388	-	(456)	51,932
CRC transferred to State Government		1,272,770	-	-	1,272,770	1,205,025	-	-	1,205,025
Judicial deposits	4.2.9	113,497	60,017	-	173,514	73,436	85,567	9	159,012
Accounts receivable related to concession	4.2.3	-	-	1,460,462	1,460,462	-	-	1,828,220	1,828,220
Other receivables		12,214	-	-	12,214	16,949	-	-	16,949
Prepaid current taxes		62,468	-	-	62,468	83,957	-	-	83,957
Deferred income tax and social contribution	4.2.7/9	400,141	40,183	(41,451)	398,873	355,021	41,238	1,623	397,882
Deferred regulatory assets - CVA	4.2.1	53,494	-	(53,494)	-	98,963	-	(98,963)	-
Other regulatory assets	4.2.1	11,085	-	(11,085)	-	-	-	-	-
		2,117,741	100,200	1,354,337	3,572,278	1,950,037	126,805	1,730,433	3,807,275

Investments	4.2.9	395,938	-	10,817	406,755	395,565	-	10,088	405,653
Property, plant, and equipment, net	4.2.3/8	7,048,675	-	(276,580)	6,772,095	7,528,432	-	(868,784)	6,659,648
Intangible assets	4.2.3	118,119	-	1,617,570	1,735,689	131,717	-	1,696,496	1,828,213

		9,680,473	100,200	2,706,144	12,486,817	10,005,751	126,805	2,568,233	12,700,789

TOTAL ASSETS		13,253,626	71,436	2,608,779	15,933,841	13,833,496	79,034	2,400,373	16,312,903

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

			First-time Adoption of IFRS				First-time Adoption of IFRS
LIABILITIES	Item	Previous BR GAAP	Reclassif.	Adjusments	IFRSs	Previous BR GAAP	Reclassif.	Adjusments	IFRSs
		01.01.2009			01.01.2009	12.31.2009			12.31.2009
CURRENT LIABILITIES
Payroll, social charges and accruals		159,388	-	-	159,388	206,957	-	-	206,957
Suppliers		497,832	-	-	497,832	543,529	-	-	543,529
Income tax and social contribution	4.2.7	115,476	18,787		134,263	123,486	-	1,019	124,505
Other tax liabilities	4.2.9	242,966	(7,378)		235,588	332,524	(6,534)	-	325,990
Deferred income tax and social contribution	4.2.9	48,630	(48,630)	-	-	80,443	-	(80,443)	-
Loans and financing		98,461	-	-	98,461	81,698	-	-	81,698
Debentures		195,000	-	-	195,000	54,195	-	-	54,195
Dividends payable	4.2.9	245,166	-	(1,514)	243,652	90,806	-	-	90,806
Post-employment benefits	4.2.6	22,066	-	(722)	21,344	22,505	-	-	22,505
Regulatory charges		43,123	-	-	43,123	29,523	-	-	29,523
R&D and Energy Efficiency		126,484	-	-	126,484	121,005	-	-	121,005
Accounts payable related to concession - use of public property	4.2.3	38,649	-	(483)	38,166	36,576	-	1,453	38,029
Other accounts payable	4.2.9	75,734	10	-	75,744	84,580	1	-	84,581
Other regulatory liabilities	4.2.1	26,192	-	(26,192)	-	8,315	-	(8,315)	-
Deferred regulatory liabilities - CVA	4.2.1	28,327	-	(28,327)	-	25,020	-	(25,020)	-

		1,963,494	(37,211)	(57,238)	1,869,045	1,841,162	(6,533)	(111,306)	1,723,323
NONCURRENT LIABILITIES
Suppliers		214,157	-	-	214,157	175,796	-	-	175,796
Tax liabilities		618	-	-	618	131,650	-	-	131,650
Deferred income tax and social contribution	4.2.7/9	28,910	48,630	857,482	935,022	42,756	-	858,328	901,084
Loans and financing		769,056	-	-	769,056	784,144	-	-	784,144
Debentures		802,116	-	-	802,116	753,384	-	-	753,384
Post-employment benefits	4.2.6	425,879	-	(94,714)	331,165	352,976	-	-	352,976
R&D and Energy Efficiency		72,079	-	-	72,079	90,493	-	-	90,493
Accounts payable related to concession - use of public property	4.2.3	-	-	319,433	319,433	-	-	312,626	312,626
Deferred revenues	4.2.5	74,994	-	(74,994)	-	74,994	-	(74,994)	-
Other accounts payable		6,674	-	-	6,674	2,953	-	-	2,953
Reserve for risks	4.2.8	593,365	60,017	-	653,382	474,544	85,567		560,111
Deferred regulatory liabilities - CVA	4.2.1	2,373	-	(2,373)	-	25,020	-	(25,020)	-
Other regulatory liabilities	4.2.1	7,257	-	(7,257)	-	26	-	(26)	-

		2,997,478	108,647	997,577	4,103,702	2,908,736	85,567	1,070,914	4,065,217
NON-CONTROLLING SHAREHOLDERS'
INTERESTS	4.2.9	239,567	(239,567)	-	-	253,537	(253,537)	-	-

EQUITY
Attributable to the Parent Company shareholders
Share capital		4,460,000	-	-	4,460,000	4,460,000	-	-	4,460,000
Capital reserves		838,340	-	-	838,340	838,340	-	-	838,340
Equity valuation adjustments	4.2.3/8	-	-	1,750,069	1,750,069	-	-	1,660,634	1,660,634
Legal reserve		377,590	-	-	377,590	428,912	-	-	428,912
Retained earnings		2,377,157	-	(60,939)	2,316,218	3,102,809	-	(194,697)	2,908,112
		8,053,087	-	1,689,130	9,742,217	8,830,061	-	1,465,937	10,295,998

Attributable to non-controlling shareholders	4.2.9	-	239,567	(20,690)	218,877	-	253,537	(25,172)	228,365

		8,053,087	239,567	1,668,440	9,961,094	8,830,061	253,537	1,440,765	10,524,363

TOTAL LIABILITIES AND EQUITY		13,253,626	71,436	2,608,779	15,933,841	13,833,496	79,034	2,400,373	16,312,903

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Reconciliation of the consolidated equity

EQUITY	Item	01.01.2009	12.31.2009
Total equity under the previous BR GAAP		8,053,087	8,830,061
Non-controlling interests		239,567	253,537
Revaluation of property, plant, and equipment	4.2.8	2,647,925	2,473,116
Recognition of concession contracts - transmission	4.2.3	3,166	75,850
Recognition of concession contracts - distribution	4.2.3	(37,670)	(35,824)
Onerous concession contracts - use of public property (UBP)	4.2.3	(72,129)	(79,423)
Write-off of regulatory assets and liabilities	4.2.1	(145,864)	(277,635)
Post-employment benefits	4.2.6	95,436	-
Reversal of negative goodwill	4.2.5	74,994	74,994
Additional proposed dividends	4.2.9	1,514	-
Capitalization of loan costs	4.2.2	-	13,516
Other transition effects		-	(24,398)
Tax effects on adjustments	4.2.7	(898,932)	(779,431)
Total adjustments to equity		1,668,440	1,440,765
TOTAL EQUITY UNDER THE IFRSs		9,961,094	10,524,363

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Effects of the adoption of the IFRSs on the consolidated statement of operations

CONTINUOUS OPERATIONS	Item	Previous BR GAAP	Effect of transition to IFRSs	IFRSs
		12.31.2009		12.31.2009
OPERATING REVENUES
Electricity sales to final customers	4.2.1	2,066,448	(6,894)	2,059,554
Electricity sales to distributors		1,209,157	-	1,209,157
Use of main distribution and transmission grid	4.2.1	1,944,017	31,100	1,975,117
Construction revenue and margin	4.2.4	-	601,880	601,880
Telecommunications		80,262	-	80,262
Distribution of piped gas		205,158	-	205,158
Other operating revenues	4.2.1	112,269	6,743	119,012
		5,617,311	632,829	6,250,140
Cost of sales and services provided
Electricity purchased for resale	4.2.1	(1,681,876)	(134,972)	(1,816,848)
Use of main distribution and transmission grid	4.2.1	(609,649)	56,475	(553,174)
Personnel and Management		(630,037)	(880)	(630,917)
Pension and healthcare plans	4.2.6	(13,479)	(71,764)	(85,243)
Materials and supplies		(58,390)	(603)	(58,993)
Raw materials and supplies for power generation		(21,231)	-	(21,231)
Natural gas and supplies for the gas business		(135,353)	6,437	(128,916)
Third-party services		(228,536)	(43)	(228,579)
Depreciation and amortization	4.2.3/8	(363,597)	(145,633)	(509,230)
Construction costs	4.2.4	-	(601,614)	(601,614)
Other costs	4.2.3	(23,962)	29,923	5,961
		(3,766,110)	(862,674)	(4,628,784)
GROSS PROFIT		1,851,201	(229,845)	1,621,356
Other Operating Revenues (Expenses)
Sales expenses	4.2.3/6/8	(45,566)	(8,715)	(54,281)
General and administrative expenses	4.2.3/6/8	(388,226)	(46,467)	(434,693)
Other revenues (expenses), net	4.2.3/6/8	(70,132)	(19,115)	(89,247)
Result of equity in subsidiaries and investees		14,327	-	14,327
		(489,597)	(74,297)	(563,894)

RESULT OF OPERATIONS		1,361,604	(304,142)	1,057,462

Interest income (losses)
Interest revenues	4.2.1/3	365,918	(28,522)	337,396
Interest expenses	4.2.1/2/3	(300,294)	(30,367)	(330,661)
		65,624	(58,889)	6,735
OPERATING INCOME		1,427,228	(363,031)	1,064,197
INCOME TAX AND SOCIAL CONTRIBUTION
Income tax and social contribution	4.2.7	(287,602)	(3,168)	(290,770)
Deferred income tax and social contribution	4.2.7	(89,724)	128,575	38,851
		(377,326)	125,407	(251,919)
NET INCOME FOR THE PERIOD		1,049,902	(237,624)	812,278
Attributed to Parent Company shareholders		1,026,433	(234,657)	791,776
Attributed to non-controlling shareholders	4.2.9	23,469	(2,967)	20,502

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Reconciliation of the consolidated income

CONSOLIDATED INCOME	Item	Operating income	Net income for the period
			12.31.2009
Net income under the previous BR GAAP		1,427,228	1,049,902
Depreciation of property,plant, & equipment (deemed cost)	4.2.8	(174,809)	(174,808)
Recognition of concession contracts - transmission	4.2.3	72,684	72,684
Recognition of concession contracts - distribution	4.2.3	(15,523)	(15,523)
Onerous concession contracts - use of public property (UBP)	4.2.3	(7,294)	(7,294)
Capitalization of borrowing costs	4.2.2	13,516	13,516
Write-off of regulatory assets and liabilities	4.2.1	(131,771)	(131,771)
Post-employment benefits	4.2.6	(95,436)	(95,436)
Other transition effects		(24,398)	(24,398)
Tax effects on adjustments	4.2.7	-	125,406
Total adjustments to income		(363,031)	(237,624)
NET INCOME FOR THE PERIOD UNDER THE IFRSs		1,064,197	812,278

Effects of the adoption of the IFRSs on the consolidated statement of cash flows

		Effect of
	Previous	transition
STATEMENT OF CASH FLOWS	BR GAAP	to the IFRSs	IFRSs
			12.31.2009
Cash flows from operating activities	1,289,718	(48,554)	1,241,164
Cash flows from investing activities	(911,726)	34,823	(876,903)
Cash flows from financing activities	(495,416)	197	(495,219)

4.2       Effects of the changes in accounting practices due to adoption of the IFRS framework on the consolidated financial statements

4.2.1. Conceptual structure for the preparation and presentation of financial statements

Companies must prepare their financial statements in accordance the IFRS framework, which establishes the bases for the recognition of assets, liabilities, revenues, and expenses, among other concepts. The differences between estimated amounts included in the calculation of electricity tariffs and those effectively recorded by the Company, recognized before the application of the IFRS framework as regulatory assets and liabilities, are not recognized in the balance sheet according to this pronouncement, since they do not meet the definition of assets and/or liabilities.

Thus, the balances of regulatory assets and liabilities accrued before the date of first-time adoption of the IFRS have been recorded against accrued earnings and income for the current fiscal period, on the accrual basis.

4.2.2. Borrowing costs IAS 23

The accounting practice adopted by the Company has been changed to reflect the requirement of capitalization of borrowing costs attributable to the acquisition, construction, or production of assets and eligible to be deemed part of the cost of said assets.

The amount of borrowing costs eligible for capitalization has been defined by the Company by applying the weighted average rate on the expenses with intangible assets and property, plant, and equipment in progress.

The Company has adopted this practice for accounting periods starting as of January 1, 2009.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.2.3. Concession Contracts (IFRIC 12 and SIC 29)

These rules provide guidelines to concession holders about how to account for public service concessions to private entities and sets forth the general principles of revenue recognition and measurement of liabilities and rights related to service concession contracts.

On account of the adoption of this interpretation and of the right, under the electric energy public service concession contracts, to charge for the use of the concession infrastructure, the Company has recognized the following:

Distribution business: (i) an intangible asset which corresponds to the right to access to property that makes up the required infrastructure for carrying out the public services, and (ii) a financial asset corresponding to the remaining balance of infrastructure (residual value of physical infrastructure) at the end of the concession to be received directly from the granting authority, as compensation for investments made by the Company in infrastructure and not yet amortized. According to the concession contracts, this financial asset represents an unconditional right to reimbursement in cash or other financial asset directly from the granting authority.

Transmission business: a financial asset that corresponds to the construction, operation, and maintenance revenues under the concession contract which have been earned by making the constructed or acquired infrastructure available to users, with no demand risk and guaranteed by the Brazilian regulations, and that is considered an unconditional right to pre-determined cash flows under the concession contracts.

The intangible asset that is recognized as consideration for construction services is measured at fair value at the time of initial recognition. After initial recognition, the intangible asset is measured at cost, which includes the costs of capitalized loans minus accumulated amortization.

Under power distribution concession contracts, the financial asset is classified as a financial instrument available for sale, based on the assumption that the value of the reimbursement upon expiration of the concession contract will be calculated by the granting authority by taking into account the replacement cost of PPE named Regulatory Compensation Basis (Base de Remuneração Regulatória or BRR), defined by the granting authority. The BRR’s methodology is based on the replacement cost of the assets that make up the power distribution infrastructure related to the concession. The cash flows related to these assets are determined taking into account the replacement cost of PPE. BRR is reviewed every four years taking into account several factors. Its main goal is to reflect the variation in the prices of physical assets, including write-offs, depreciations, and additions of assets to the concession infrastructure (physical assets) associated with the financial asset.

The return on these financial assets is based on the regulatory WACC approved by ANEEL in the periodic rate review process every four years, whose amount is included in the composition of the revenues from tariffs charged to customers and collected monthly.

In the periods between periodic rate reviews, the balance of these financial assets is adjusted according to the expectation by Company management of variations in cash flows resulting from changes in the assets making up the infrastructure (physical assets). These variations in the estimated cash flows are recorded directly to income for the corresponding period.

Since there is not an active market for these financial assets, the variations in the fair value of the financial asset balance due to the perception of market participants regarding the difference between the regulatory rate of return and the market rates is adjusted periodically based on a methodology established by Company management, and this adjustment, when applicable, is recorded directly in the accumulated other comprehensive income account, under equity.

Given that the financial asset yields the annual 9.95% regulatory WACC and that this return is recognized as revenues for the monthly billing of customer tariffs, it is already valued at present value.

Under power transmission concession contracts, the financial asset is classified as “loans and receivables”, measured at first at fair value and subsequently at amortized cost, according to the effective interest rate method.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Furthermore, according to SIC 29, under concession contracts for use of public property (onerous concessions) where the concession holder’s right and the corresponding liability are deemed to arise simultaneously upon signature of the contract, particularly for the employment of water resources for power generation, the intangible asset is initially (upon term of acceptance) measured at cost.

In the case of concessions with fixed payments to the granting authority, the cost corresponding to the amounts already disbursed and to be disbursed in the future must be recognized at present value. Thus, payments for the use of public property which had been recorded as expenses when settled have been measured initially at their present value on the start date of the concession and recorded against intangible assets, which are amortized over the term of the concession. The corresponding liability is restated according to the respective financial charges incurred as of the date of presentation of the financial statements.

4.2.4. Construction contracts (IAS 11)

This pronouncement establishes the accounting treatment for revenues and expenses related to construction contracts and uses the recognition criteria set forth in IFRS framework for the Preparation and Presentation of Financial Statements to determine the time when contract revenues and the costs related to them must be recognized in the statement of operations.

In order to comply with this technical pronouncement, the Company has recorded revenues and costs related to construction services. The construction margin adopted was close to zero for the distribution business, given that the Company outsources the construction of infrastructure to non-related parties. The construction margin for the transmission business in 2010, however, was 1.65% (1.80% in 2009) and results from a calculation methodology which takes into account the respective business risk.

4.2.5. Reversal of negative goodwill on the acquisition of interests in subsidiaries

According to IFRS 3, when the amount paid in an acquisition is lower than the book value of the net assets and liabilities acquired pursuant to the previous BR GAAP, the Company recorded a negative goodwill in the balance sheet and to amortized it over a reasonable estimated term. According to the IFRSs, the difference between the amount paid and the fair value of the net assets and liabilities acquired must be recorded to income. On January 1, 2009, the Company reversed a negative goodwill balance that had been recorded under Deferred Revenues in the amount of R$74,994 to retained earnings. The equity as of January 1, 2009 and December 31, 2009 were increased accordingly.

4.2.6. Employee benefits

The Company has chosen to apply the employee benefits exemption of IFRS 1. Thus, the net cumulative actuarial gains, in the amount of R$868,065, have been fully amortized. Given the asset ceiling rule in IAS 19, the liability of R$95,436 recorded under retirement liabilities pursuant to the old BR GAAP was offset against accrued earnings as of January 1, 2009. Also given the asset ceiling rule, the pension plan surplus of R$772,629 was not recognized on the transition date because it was not available to the Company. From this date onwards, the Company has been offsetting actuarial losses against the unrecognized surplus. Should the surplus be drained by actuarial losses in the future, the Company will then follow the corridor approach, i.e., actuarial gains and losses will only be recorded to the extent they exceed 10% of the plan assets or 10% of the accumulated projected employee benefits liabilities.

4.2.7. Income tax and social contribution: the deferred taxes

The changes in accounting practices resulting from the first-time adoption to IFRS have had tax effects, which have been neutralized by the application of the the Transitional Tax Regime (Regime Tributário de Transição or RTT) set forth under Law no. 11,941, dated May 27, 2009. This neutrality has generated deferred income tax and social contribution balances.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.2. 8. Deemed cost

The Company has chosen to adopt the deemed cost for the assets related to the power generation business of Copel Geração e Transmissão, adjusting the opening balances as of the transition date, January 1, 2009, according to their fair values, estimated by internal experts (engineers) with professional experience, objectivity, and technical knowledge of the evaluated assets. The evaluation was conducted per cash generating unit taking into consideration the use of the assets, the technological changes made and in progress, the economic environment where they operate, and the planning and other business peculiarities of the Company. The evaluation reports prepared by the experts on February 15, 2011 have been approved by the Board of Officers and the Board of Directors of the Group. Furthermore, a review of the estimated economic useful lives and the residual values of the assets has also been conducted. The increase in depreciation expenses which have been recalculated on account of the application of deemed cost resulted in R$156,453 in 2010 and R$155,058 in 2009.

Internal studies by the Group have shown that the balances as of January 1, 2009 of assets related to the telecommunications business were compatible with their fair values, as: i) there is no strong evidence that there are differences between the fair value, minus depreciation accrued in that fiscal year, and the fair value measured at the beginning of the fiscal year on January 1, 2009, and ii) the result of the impairment tests on these assets show that their book value is fully recoverable over their useful lives. The useful lives of these assets were reviewed as of January 1, 2010, and the main changes to the depreciation rates are described in Note 17.5. The same methodology was applied to the following subsidiaries: UEG Araucária Ltda, Elejor, and Centrais Eólicas.

Copel Geração e Transmissão’s property, plant, and equipment as of January 1, 2009 was increased by R$2,640,753, and jointly controlled subsidiary Dominó Holding’s property, plant, and equipment was increased by R$7,172, net of taxes. Deferred income tax and social contribution liabilities were increased by R$897,856 on account of the adoption of deemed cost by Copel Geração e Transmissão.

A breakdown of Copel Geração e Transmissão's power generation assets by category is shown below:

Previous BR GAAP		Deemed cost	IFRS
Cost
Machinery and equipment	1,291,931	1,825,501	3,117,432
Reservoirs, dams, and water mains	2,668,134	4,128,844	6,796,978
Buildings	442,892	858,989	1,301,881
Land	91,727	83,467	175,194
Vehicles	17,575	7,184	24,759
Furniture and implements	3,345	2,618	5,963
	4,515,604	6,906,603	11,422,207
Accumulated depreciation
Machinery and equipment	(517,723)	(969,722)	(1,487,445)
Reservoirs, dams, and headrace channels	(1,046,460)	(2,681,944)	(3,728,529)
Buildings	(229,501)	(605,512)	(835,013)
Vehicles	(13,124)	(6,681)	(19,805)
Furniture and implements	(2,319)	(1,991)	(4,310)
	(1,809,127)	(4,265,850)	(6,075,102)
Property, plant, and equipment in service, net	2,706,477	2,640,753	5,347,105

Company management has estimated that the effects of the adoption of deemed cost on the depreciation expenses in future years will be close to those recorded in 2009 and 2010.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.2.9. Reclassifications

In compliance with the new accounting pronouncements, the Company has made the following reclassifications in its financial statements.

•         Escrow deposits related to provision for risks and previously recorded as a reduction of the corresponding provisions have been reclassified to noncurrent assets (IAS 1);

•         Deferred taxes previously presented under current assets have been reclassified to noncurrent assets (IAS 1);

•         Exclusive funds previously presented under cash and cash equivalents have been reclassified to bonds and securities (IAS 27);

•         Dividends declared beyond the mandatory minimum, after the date of the financial statements but before authorization for their issue was given, were recognized as liabilities. In compliance with the new accounting practices, these dividends remain recorded under equity;

•         Non-controlling interests which were presented as noncurrent liabilities are now presented under equity, according to the new accounting practices. In the statement of operations, they were presented before income for the period, and now they are included in the Group’s consolidated results (IAS 1).

•         Reclassification of offsetting between tax assets and liabilities (IAS 1).

5	Cash and Cash Equivalents

5

	12.31.2010	12.31.2009	01.01.2009
Cash and banks	58,958	79,615	88,161
Financial investments w ith immediate liquidity	1,735,458	1,438,908	1,561,320
	1,794,416	1,518,523	1,649,481

Financial investments with immediate liquidity are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These financial investments comprise: Certificates of Deposit (CDs); transactions with repurchase commitments - the issuer (Bank) is committed to buying a security back, and the buyer is committed to selling it; and quotas in investment funds which hold government issued securities. These investments have yielded on average 100% of the variation of the Interbank Deposit Certificate rate as of December 31, 2010 and December 31, 2009.

6	Bonds and securities

	12.31.2010	12.31.2009	01.01.2009
Current assets
Bonds and securities (6.1)	534,095	365,243	314,774
Collaterals and escrow accounts (6.2)	64,078	5,047	127
	598,173	370,290	314,901
Long-term receivables
Bonds and securities	7,151	40,103	69,063
Collateral under STN agreement (Note 21.2)	26,280	24,195	37,868
	33,431	64,298	106,931

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

6.1 Securities

Category
		12.31.2010	12.31.2009	01.01.2009
Securities available for sale
CDB (1 and 2)	CDI	100,785	104,030	108,804
Repurchase operation (3)	CDI	17,328	-	19,390
Repurchase operation (2)	Selic	2,961	2,699	3,110
Repurchase operation (2)	Fixed rate	98,552	21,786	2,292
LTN (2)	Fixed rate	44,482	3,374	-
LFT (2)	Selic	175,043	32,777	48,938
NTN - F	Fixed rate	27,309	3,051	5,127
Quotas in Funds (3 and 4)	CDI	124	116,762	108,151
LFBB	CDI	6,015	-	-
		472,599	284,479	295,812
Securities held until maturity
LTN (2)	Fixed rate	6,140	84,520	88,025
LFT (2)	Selic	60,662	36,347	-
Quotas in Funds (3 and 4)	CDI	1,845	-	-
		68,647	120,867	88,025
		541,246	405,346	383,837
	Current	534,095	365,243	314,774
	Noncurrent	7,151	40,103	69,063
LFT - Financial Treasury Bonds LTN - National Treasury Bonds NTN-F - National Treasury Notes - F series LFBB - Banco do Brasil Financial Bonds

Copel holds bonds and securities which bear variable interest rates. The terms of these securities vary between one and 48 months from the end of the reporting period. Counterparts hold at least a credit rating of A. None of these assets is overdue or has issues of recovery or impairment at the end of the fiscal year.

1)     Among the main amounts invested in certificates of deposit (CDBs), there are:

•         R$65,612, restated as of December 31, 2010 (R$59,787 as of December 31, 2009 and R$54,403 as of January 1, 2009), invested in Banco do Brasil, yielding 100% of the variation of the DI rate, in a reserve account set up to secure to ANEEL the construction of the Mauá Power Plant by Copel Geração e Transmissão;

•         R$4,430 invested in Itaú Unibanco S.A., restated as of December 31, 2010 (R$21,072 as of December 31, 2009 and R$19,730 as of January 1, 2009), yielding 100% of the variation of the DI rate on average, in a reserve account set up to secure a debt to BNDES Participações S.A. - BNDESPAR, in connection with the issue of Elejor debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

2)     Collaterals for ANEEL auctions by Copel Geração e Transmissão in the amount of R$67,162 as of December 31, 2010 (R$41,323 as of December 31, 2009);

3)     Collaterals for Agreements for Energy Trade on the Regulated Power Market (“Contratos de Comercialização de Energia no Ambiente Regulado” or CCEARs) at CCEE in the amount of R$27,146 as of 2010 (R$3,156 as of 2009); and.

4)     An allowance related to a financing agreement signed with BNDES in 2001 by UEG Araucária in the amount of R$26 in 2010 (R$26 in 2009).

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

6.2       Collaterals and escrow accounts

There are R$63,473, restated as of December 31, 2010, invested in Caixa Econômica Federal, yielding the TR rate, in a reserve account set up to secure to ANEEL the construction of the Colíder Power Plant by Copel Geração e Transmissão. This amount is recorded under current assets.

7	Customers and distributors

			Not yet	Overdue for	Overdue for
			due	up to 90 days	over 90 days			Total
						12.31.2010	12.31.2009	01.01.2009
	Consumers
	Residential		117,162	78,389	4,098	199,649	189,728	164,189
	Industrial		114,881	33,724	35,434	184,039	176,972	155,920
	Commercial		86,156	28,147	4,237	118,540	109,523	93,828
	Rural		15,985	6,769	1,250	24,004	20,950	18,575
	Public entities		19,970	19,235	4,061	43,266	38,154	24,948
	Public lighting		15,199	286	188	15,673	13,317	14,341
	Public services		13,970	355	10	14,335	12,388	12,286
	Unbilled		198,363	-	-	198,363	170,960	151,659
	Energy installment plan		84,477	6,656	10,708	101,841	97,422	91,614
	Energy installment plan - long-term		40,498	-	-	40,498	48,036	78,123
	Low income subsidies - Eletrobrás (7.1)		24,376	-	-	24,376	11,386	28,800
	Penalties on overdue bills		2,842	3,809	2,960	9,611	9,985	9,101
	State Government-"Luz Fraterna" Program		2,055	7,016	2,457	11,528	4,030	7,500
	Other receivables		12,945	5,360	5,984	24,289	14,859	14,526
	Other receivables - long-term		3,231	-	-	3,231	2,885	3,637
			752,110	189,746	71,387	1,013,243	920,595	869,047
	Distributors
	Bulk supply
	CCEAR - auction		133,004	-	-	133,004	127,854	96,074
	Bilateral agreements		26,586	-	123	26,709	27,836	74,152
	CCEE (Note 34)		21,446	-	105	21,551	40,609	9,931
	Reimbursement to generators		-	-	1,194	1,194	303	571
	Reimbursement to generators - long-term		-	-	-	-	-	321
			181,036	-	1,422	182,458	196,602	181,049
	Charges for use of power grid
	Power grid		17,311	1,880	2,361	21,552	15,109	16,246
	Basic network and connection grid		14,552	153	399	15,104	21,174	23,511
			31,863	2,033	2,760	36,656	36,283	39,757
	Telecommunications
	Telecommunications services		2,918	6,735	7,918	17,571	9,650	8,376
	Telecommunications services - long-term		-			-	1,011	3,211
			2,918	6,735	7,918	17,571	10,661	11,587
	Gas distribution		17,319	359	869	18,547	14,726	22,450
	Allowance for doubtful accounts (7.2)		-	-	(62,119)	(62,119)	(54,949)	(57,002)
			985,246	198,873	22,237	1,206,356	1,123,918	1,066,888
	12.31.2010	Current	941,517	198,873	22,237	1,162,627
		Noncurrent	43,729	-	-	43,729
	12.31.2009	Current	875,319	182,177	14,490		1,071,986
		Noncurrent	51,932	-	-		51,932
	01.01.2009	Current	822,877	150,338	8,627			981,842
		Noncurrent	85,046	-	-			85,046

The average time for collection of energy sales is 12 days from customers and 10 days from power distribution concession and permit holders.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7.1       Low income – customers rates

In September 2002, the Company started applying the low income rate to electricity bills based on the new criteria for eligibility as low income customers.

On December 17, 2002, Law no. 10,604 modified the means of compensation to utilities, authorizing the granting of an economic subsidy, in order to contribute to the low price for the low income rate. This subsidy is funded by the dividend surplus owed by Centrais Elétricas Brasileiras S.A. -Eletrobras to the Federal Government, in connection with the sale of power by Federal Government-owned generation companies at power auctions, and by Global Reversal Reserve (RGR) funds.

ANEEL, through different resolutions, set forth a new methodology for the calculation of the economic subsidy to which utilities are entitled, in order to offset the effects of the rate policy applicable to low income customers. As of December 2010, the low income rate was applied to 702,882 customers, who account for 23.7% of the total of 2,964,793 residential customers supplied by Copel.

7.2       Allowance for doubtful accounts

Copel’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

		Additions /
	Balance	(reversals)	Write-offs	Balance
	12.31.2009			12.31.2010
Consumers and distributors
Residential	6,245	11,680	(10,271)	7,654
Industrial	40,101	5,375	(4,715)	40,761
Commercial	5,863	8,539	(3,522)	10,880
Rural	185	163	(279)	69
Public entities	1,272	221	(40)	1,453
Public lighting	149	6	-	155
Public services	-	2	-	2
Utilities	203	21	-	224
Telecommunications	931	233	(243)	921
	54,949	26,240	(19,070)	62,119

		Additions /
	Balance	(reversals)	Write-offs	Balance
	01.01.2009			12.31.2009
Consumers and distributors
Residential	5,544	9,969	(9,268)	6,245
Industrial	40,735	4,800	(5,434)	40,101
Commercial	8,506	275	(2,918)	5,863
Rural	177	297	(289)	185
Public entities	947	325	-	1,272
Public lighting	169	(20)	-	149
Public services	-	1	(1)	-
Utilities	206	(3)		203
Utilities - long-term	246	(246)	-
Telecommunications	472	675	(216)	931
	57,002	16,073	(18,126)	54,949

The applied criteria, in addition to taking into account management’s experience as far as the record of actual losses, also comply with the parameters recommended by ANEEL.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

8      Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC (Conta de Resultados a Compensar or Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.a., which are collected monthly, with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

Maturity of noncurrent installments:

	12.31.2010	12.31.2009	01.01.2009
2010	-	-	50,268
2011	-	52,845	53,611
2012	62,728	56,359	57,176
2013	66,899	60,107	60,979
2014	71,348	64,105	65,034
2015	76,093	68,368	69,359
2016	81,154	72,915	73,972
2017	86,551	77,764	78,892
2018	92,307	82,936	84,138
2019	98,446	88,451	89,734
2020	104,993	94,334	95,702
2021	111,976	100,607	102,066
2022	119,423	107,298	108,854
2023	135,836	114,434	116,094
After 2023	174,623	164,502	166,891
	1,282,377	1,205,025	1,272,770

Changes in CRC Transferred to the Government of the State of Paraná:

	Current	Noncurrent
Balances	assets	receivables	Total
As of January 1, 2009	47,133	1,272,770	1,319,903
Interest and fees	83,834	-	83,834
Monetary variation	(192)	(18,004)	(18,196)
Transfers	49,741	(49,741)	-
Amortization	(130,967)	-	(130,967)
As of December 31, 2009	49,549	1,205,025	1,254,574
Interest and fees	79,546	-	79,546
Monetary variation	2,772	133,396	136,168
Transfers	56,044	(56,044)	-
Amortization	(129,095)	-	(129,095)
As of December 31, 2010	58,816	1,282,377	1,341,193

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9      Accounts receivable related to concession

9.1       Changes in accounts receivable related to concession

	Current	Noncurrent	Noncurrent
Balances	assets	receivables	special liabilities	Total
As of January 1, 2009	27,685	2,632,185	(1,171,723)	1,488,147
Additions	-	282,315	-	282,315
WACC-based regulatory return on capital	94,654	-	-	94,654
Receipt of WACC-based regulatory return	(94,654)	-	-	(94,654)
Capitalization of intangible assets in progress	-	380,844	(65,910)	314,934
Transfers from long-term to current assets	197,952	(197,952)	-	-
Transfers to charges for the use of main distributions and transmission grid - customers	(181,567)	-	-	(181,567)
Allowance for losses	-	(6,700)	-	(6,700)
Adjustment of financial assets classified as available for sale	-	17,369	-	17,369
Monetary variation	-	(36,052)	20,530	(15,522)
Write-offs	-	(26,686)	-	(26,686)
As of December 31, 2009	44,070	3,045,323	(1,217,103)	1,872,290
Additions	-	272,613	-	272,613
WACC-based regulatory return on capital	126,685	-	-	126,685
Receipt of WACC-based regulatory return	(126,685)	-	-	(126,685)
Capitalization of intangible assets in progress	-	482,145	(69,889)	412,256
Transfers from long-term to current assets	196,923	(196,923)	-	-
Transfers to charges for the use of main distributions and transmission grid - customers	(186,293)	-	-	(186,293)
Transfers of investments - assets assigned for future use	-	3	-	3
Allowance for losses	-	(21,333)	-	(21,333)
Adjustment of financial assets classified as available for sale	-	3,029	-	3,029
Monetary variation	-	290,312	(139,125)	151,187
Write-offs	-	(25,707)	-	(25,707)
As of December 31, 2010	54,700	3,849,462	(1,426,117)	2,478,045

a)     Effects of the variation of the WACC set by ANEEL compared to the indicator set by Company management.

9.2       Accounts receivable related to concession – Distribution

	Current	Noncurrent	Noncurrent
Balances	assets	receivables	special liabilities	Total
As of January 1, 2009	-	1,978,748	(1,171,723)	807,025
WACC-based regulatory return on capital	94,654	-	-	94,654
Receipt of WACC-based regulatory return	(94,654)	-	-	(94,654)
Capitalization of intangible assets in progress	-	380,844	(65,910)	314,934
Adjustment of financial assets classified as available for sale	-	17,369	-	17,369
Monetary variation	-	(36,052)	20,530	(15,522)
Write-offs	-	(26,686)	-	(26,686)
As of December 31, 2009	-	2,314,223	(1,217,103)	1,097,120
WACC-based regulatory return on capital	126,685	-	-	126,685
Receipt of WACC-based regulatory return	(126,685)	-	-	(126,685)
Capitalization of intangible assets in progress	-	482,145	(69,889)	412,256
Transfers of investments - assets assigned for future use	-	3	-	3
Adjustment of financial assets classified as available for sale	-	3,029	-	3,029
Monetary variation	-	290,312	(139,125)	151,187
Write-offs	-	(25,707)	-	(25,707)
As of December 31, 2010	-	3,064,005	(1,426,117)	1,637,888

a)     Effects of the variation of the WACC set by ANEEL compared to the indicator set by Company management.

The Electric Energy Public Service Concession Contract signed by the Federal Government (granting authority) and Copel Distribuição (concession holder – operator), which regulates the operation of the electric energy distribution public service, sets forth:

•         The services the operator must render and to whom (customer category) they must be rendered;

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•         The performance standards for the rendering of the public service, regarding maintenance and customer service quality improvement, and the duty by the operator, upon return of the concession, to return the infrastructure in the same conditions they were received upon the signature of the concession contract. To meet these obligations, constant investments are made throughout the term of the concession. Thus, the assets related to the concession may be replaced a few times until the expiration of the concession;

•         The requirement that the assets related to the infrastructure must revert to the granting authority at the end of the concession in exchange for reimbursement; and

•         The regulation of prices through a rate mechanism established in the concession contract based on a parametric formula (Portions A and B) and the establishment of types of rate review, to ensure rates are sufficient to cover costs, amortize investments, and provide return on the invested capital.

Based on the characteristics set forth under the power distribution concession agreement, Company management believes the conditions are met for the application of Technical Interpretation IFRIC 12 and SIC 29 – Concession Contracts, which provides guidelines for the accounting of public service concessions by private operators, so that the power distribution business is properly reflected, comprising:

(a) Estimated portion of investments made and not amortized or depreciated by the end of the concession for being an unconditional right to reimbursement in cash or other financial assets directly by the granting authority; and

(b) Remaining portion after the assessment of the financial asset (residual amount), classified as an intangible asset due its recovery being conditioned upon the rendering of the corresponding public service, i.e., the consumption of power by consumers (see Note 18).

The infrastructure that has been received or built for the distribution business, originally represented by property, plant, and equipment and intangible assets, is recovered through two cash flows: (a) a portion through power consumption by customers (monthly billing of energy consumed/sold) over the term of the concession; and (b) a portion as reimbursement for revertible assets at the end of the concession, to be received directly from the granting authority or from another entity to which the granting authority assigns this task.

This reimbursement is made based on the share of investments related to revertible assets which has not been amortized or depreciated yet and which have been made with the purpose of ensuring that the services rendered are continuous and up-to-date.

The financial asset is classified as a financial instrument available for sale, based on the assumption adopted by Company management that the value of the reimbursement upon expiration of the concession contract will be calculated by the granting authority by taking into account the replacement cost of PPE named Regulatory Compensation Basis (BRR), defined by the granting authority. The methodology of the BRR is based on the replacement cost of the assets that make up the power distribution infrastructure related to the concession.

The cash flows related to these assets are determined taking into account the replacement cost of PPE. BRR is reviewed every four years taking into account several factors. Its main goal is to reflect the variation in the prices of physical assets, including write-offs, depreciation, and additions of assets to the concession infrastructure (physical assets) associated with the financial asset.

The return on these financial assets is based on the regulatory WACC approved by ANEEL in the periodic rate review process every four years, whose amount is included in the composition of the revenues from tariffs charged to customers and collected monthly.

In the periods between periodic rate reviews, the balance of these financial assets is adjusted according to the expectation by Company management of increase or decrease in cash flows resulting from changes in the assets making up the infrastructure (physical assets). These variations in the estimated cash flows are recorded directly to income for the corresponding period.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Since there is not an active market for these financial assets, the variations in the fair value of the financial asset balance due to the perception of market participants regarding the difference between the regulatory rate of return and the market rates is adjusted periodically based on a methodology established by Company management, and this adjustment, when applicable, is recorded directly in the accumulated other comprehensive income account, under equity.

9.3       Accounts receivable related to concession – Transmission

	Current	Noncurrent
Balances	assets	receivables	Total
As of January 1, 2009	27,685	653,437	681,122
Additions	-	282,315	282,315
Transfers from long-term to current assets	197,952	(197,952)	-
Transfers to charges for the use of main dristribution and transmission grid	(181,567)	-	(181,567)
Allow ance for losses	-	(6,700)	(6,700)
As of December 31, 2009	44,070	731,100	775,170
Additions	-	272,613	272,613
Transfers from long-term to current assets	196,923	(196,923)	-
Transfers to charges for the use of main dristribution and transmission grid	(186,293)	-	(186,293)
Allow ance for losses	-	(21,333)	(21,333)
As of December 31, 2010	54,700	785,457	840,157

These refer to receivables in connection with the power transmission concession agreements and include the following amounts: (i) revenues from the construction of transmission infrastructure for use by system users; (ii) revenues from the operation and maintenance of infrastructure effectively constructed; and (iii) the financial return on these revenues guaranteed by the granting authority during the term of the concession.

Revenues under power transmission concession agreements are collected by making infrastructure available to system users, are not subject to demand risk, and are thus considered guaranteed revenues, called Permitted Revenues (Receita Anual Permitida or RAP) to be collected over the term of the concession. Amounts are billed monthly to the users of this infrastructure, pursuant to reports issued by the National System Operator (Operador Nacional do Sistema or ONS).

Upon expiration of the concession, any uncollected amounts related to the construction, operation, and maintenance of infrastructure shall be received directly from the granting authority, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through guaranteed revenues.

For purposes of preparation of the future cash flows of transmission contracts in order to determine the effective interest rate to record the return on the balance of this asset over the term of the concession, Company management, in addition to taking into consideration the Permitted Revenues (RAP) to be received over the term of the concession, has also adopted the assumption that the final installment included in the cash flow refers to the reimbursement of the physical assets related to this financial asset.

As they feature fixed and ascertainable cash flows, these financial assets are classified as “loans and receivables”. They are initially estimated based on the respective fair values and later measured according to the amortized cost calculated under the effective interest rate method.

Commitments regarding transmission concessions

9.3.1. 525-kV Araraquara 2 - Taubaté Transmission Line

This transmission line was awarded to the Company at ANEEL Auction no. 001/10, on June 10, 2010.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Total expenses already owed to suppliers of equipment and services in connection with the Araraquara 2 – Taubaté Transmission Line amounted to R$243,398 as of December 31, 2010.

9.3.2. 230-kV Cerquilho III Substation

This 230/138-kV (300 MVA) substation was awarded to the Company at ANEEL Auction no. 001/10, on June 10, 2010.

Total expenses already owed to suppliers of equipment and services in connection with the Cerquilho III Substation amounted to R$40,724 as of December 31, 2010.

10   Other Receivables

	12.31.2010	12.31.2009	01.01.2009
Current assets
Service in progress, net (10.1)	110,374	92,472	64,765
Advance payment for judicial deposits	9,927	3,183	5,732
Advance payments to employees	9,126	8,352	8,264
Disposal of property and rights	9,048	4,535	1,872
Decommissioning in progress	6,284	6,181	4,795
Installment plan for Onda Provedor de Serviços	4,348	4,349	4,348
Lease of the Araucária Power Plant	4,296	550	7,474
Recoverable salaries of transferred employees	4,174	3,663	3,819
Services to third-parties	3,631	3,577	1,347
Acquisition of fuels under the Fuel Consumption Account (CCC)	2,406	638	185
Advance payments to suppliers	3,248	11,289	6,191
Allowance for doubtful accounts (10.2)	(9,979)	(10,896)	(9,531)
Other receivables	4,186	5,109	5,789
	161,069	133,002	105,050
Noncurrent receivables
Advance payments to suppliers	9,902	8,290	2,435
Disposal of property and rights	2,325	4,437	4,788
Compulsory loans	2,833	3,814	3,561
Other receivables	164	408	1,430
	15,224	16,949	12,214

10.1     Service in progress

This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose, in compliance with the applicable regulations.

10.2     Allowance for doubtful accounts

The allowance for doubtful accounts refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and to an unrealizable amount mostly comprising wages of loaned employees.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11   Inventories

Operation/Maintenance				Construction in progress - inventories
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Copel Geração e Transmissão	24,429	27,595	29,710	-	-	-
Copel Distribuição	83,893	76,170	48,150	-	-	-
Copel Telecomunicações	11,758	7,166	5,151	17,511	17,641	14,507
Compagás	1,344	1,171	536	-	-	-
Elejor	-	-	-	2,702	1,051	1,051
	121,424	112,102	83,547	20,213	18,692	15,558

12   Income Tax, Social Contribution, and Other Taxes

12.1     Income Tax and Social Contribution

	12.31.2010	12.31.2009	01.01.2009
Current assets
IRPJ and CSLL paid in advance	518,889	446,926	423,461
IRPJ and CSLL to be offset against liabilities	(348,557)	(169,834)	(215,539)
IRRF on IOC to be offset against liabilities	(12,119)	(6,534)	(7,378)
	158,213	270,558	200,544
Noncurrent
IRPJ and CSLL paid in advance	12,341	-	-
	12,341	-	-
Current liabilities
IRPJ and CSLL due	501,806	294,339	349,802
IRRF on IOC to be offset against assets	(348,557)	(169,834)	(215,539)
	153,249	124,505	134,263
IRPJ = Corporate income tax
CSLL = Social contribution on net income
IRRF = Income tax withheld
IOC = Interest on capital

Amounts recorded as corporate income tax (IRPJ) and social contribution paid in advance refer to amounts paid in advance and corporate tax return (DIPJ) credits, which are offset against the respective taxes payable by each company, pursuant to the Brazilian tax legislation.

12.2     Deferred income tax and social contribution

Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

Taxes levied on the healthcare plan are realized according to the actuarial assessment conducted annually by an independent actuary. Deferred taxes on all other accruals will be realized as judicial rulings are issued.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, without expiration period.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income tax and social contribution credits have been recorded as follows:

	12.31.2010	12.31.2009	01.01.2009
Noncurrent receivables
Tax losses and negative tax basis	10,966	23,346	16,355
Pension and healthcare plans	135,384	123,842	147,691
Other temporary additions
Reserve for risks	290,385	172,080	168,486
Allowance for doubtful accounts	24,477	22,350	22,959
Amortization - concession	35,917	19,709	19,088
Provision for effects of network charges	6,922	6,922	6,923
FINAN provision	3,659	3,291	4,563
Other	-	26,342	12,808
	507,710	397,882	398,873
Noncurrent liabilities
Transitional Tax System - RTT
Deemed cost of assets	802,556	854,742	906,721
Other	47,607	12,092	(7,587)
Other temporary exclusions
Capitalization of financial charges	4,595	-	2,551
Provision for negative goodwill	25,297	25,297	25,297
Gas supply	7,163	8,953	8,040
	887,218	901,084	935,022
	(379,508)	(503,202)	(536,149)

Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, which indicates the realization of deferred taxes. According to the estimate of future taxable income, the realization of deferred taxes is shown below:

	Estimated	Actual	Estimated
	realizable	realized	realizable
	amount	amount	amount
2010	(39,205)	58,140	-
2011	-	-	17,311
2012	-	-	10,045
2013	-	-	472
2014	-	-	286
2015	-	-	265,084
2016 to 2018	-	-	(34,694)
2019 to 2021			(117,317)
After 2021	-	-	(520,695)
	(39,205)	58,140	(379,508)

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.3     Other taxes paid in advance and other taxes due

	12.31.2010	12.31.2009	01.01.2009
Current assets
ICMS(VAT) paid in advance (12.3.1)	36,785	29,868	26,863
PIS/Pasep and Cofins taxes paid in advance	7,966	28,728	17,187
PIS/Pasep and Cofins to be offset against liabilities	(7,966)	(27,820)	(17,187)
Other taxes paid in advance	751	1,157	1,158
	37,536	31,933	28,021
Noncurrent receivables
ICMS(VAT) paid in advance (12.3.1)	82,029	83,957	62,468
Recoverable income tax withheld on finance investments	2,833	-	-
	84,862	83,957	62,468
Current liabilities
ICMS (VAT) payable	173,989	164,209	132,380
PIS/Pasep and Cofins payable	75,511	52,507	55,540
PIS/Pasep and Cofins to be offset against assets	(7,966)	(27,820)	(17,187)
Tax Recovery Programs (12.3.2)	94,887	107,974	35,068
Income tax withheld on interest on capital	45,813	29,027	30,791
Income tax withheld on IOC to be offset against assets	(12,119)	(6,534)	(7,378)
Other taxes	8,756	6,627	6,374
	378,871	325,990	235,588
Noncurrent liabilities
ICMS (VAT) payable	623	547	618
Tax Recovery Programs (12.3.2)	31,629	131,103	-
	32,252	131,650	618

12.3.1. Recoverable ICMS (VAT)

The amounts recorded as recoverable ICMS (VAT) refer to credits from the acquisition of property, plant, and equipment under Supplemental Law no. 87/96, which shall be recovered monthly at the rate 1/48 pursuant to Supplemental Law no. 102, dated July 11, 2000.

12.3.2. Tax recovery programs

.
	Debt	Benefits -	SELIC	Updated debt	Advance	Updated debt
	amount	Law 11,941	Interest	amount	payment	amount
Law no. 11,941/09
IRPJ	42,538	(8,762)	2,313	36,089	(16,253)	19,836
CSLL	5,925	(1,460)	298	4,763	(2,264)	2,499
COFINS tax	43,956	(9,853)	2,309	36,412	(16,795)	19,617
PIS/PASEP taxes	9,543	(2,139)	501	7,905	(3,646)	4,259
COFINS tax - law suit	196,839	(60,174)	10,600	147,265	(66,960)	80,305
	298,801	(82,388)	16,021	232,434	(105,918)	126,516

The effects on the 2010 statement of operations, recorded as financial expenses, were R$14,623 under Consolidated (Note 32).

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Installment Plan – Law no. 11,941/09

Pursuant to a ruling by the 4th District Federal Court, which became final on August 18, 1998, Copel was granted immunity from the levy of COFINS tax on power sales. Even though this ruling was final, the Federal Revenue Service (RFB) issued Copel two notices for failure to collect COFINS tax: on February 19, 2002, notice no. 10980.000932/2002-90, for fiscal year 1997, and on August 22, 2003, notice no. 10980.007831/2003-21, for the first three quarters of 1998. Simultaneously, it filed a lawsuit requesting the cancellation of the immunity ruling, which, after a long legal battle regarding the lapse of RFB's right to dispute the ruling, has been submitted to 4th District Federal Court for judgment on the merits. Copel has thus reclassified the corresponding risk of loss as probable, since there’s consolidated legal precedent in favor of the federal government.

As this lawsuit was reclassified as probable loss, in November 2009 Copel chose to apply for the installment plan created under Law no. 11,941, dated May 27, 2009, to pay off the COFINS-related debt in connection with the two notices mentioned above. Since there has been a provision in connection with this lawsuit, in the amount of R$184,037, and in light of the reduced penalties afforded under Law no. 11,941/09, the original amount of this debt became R$136,665, which, restated according to the SELIC interest rate as of December 31, 2010 (pursuant to article 3, paragraph 3, of that law), totals R$147,265.

The Company also included in this installment plan fiscal debts owed by Copel Distribuição in connection with income tax and social contribution in February 2004, and income tax in December 2007, March 2008, and April 2008, which amount to R$48,463. These taxes were paid through compensation statements, which have not been approved by RFB. Taking into account reduced penalties and restatement by the SELIC interest rate (pursuant to Law no. 11,941/09), the amount of this debt as of December 31, 2010 was R$40,852. Copel further included debts resulting from revised bases for calculation of PIS/PASEP and COFINS taxes for 2005 to 2008, in the amount of R$53,499, which, taking into account the same benefits and restatement by the SELIC interest rate (pursuant to article 3, paragraph 3, of Law no. 11,941/09), amounted to R$44,317 as of December 31, 2010.

With the payment of installments and the accrual of SELIC interest as of December 31, 2010, pursuant to article 3, paragraph 3, of Law no. 11,941, the total outstanding debt is R$126,517.

As of the date of these statements, there has been no ratification of the installment plan by the RFB.

Copel has rigorously fulfilled its obligations in connection with these installment plans.

12.4     Reconciliation of the provision for income tax and social contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

	2010	2009
Income before IRPJ and CSLL	1,380,732	1,064,197
IRPJ and CSLL (34%)	(469,449)	(361,827)
Tax effects on:
Interest on capital	70,319	78,200
Dividends	432	3,295
Equity in results of investees	31,023	1,575
FINAM - (losses) and gains	-	(183)
Nondeductible expenses	(3,247)	(917)
Tax benefit - Law no. 11,941/09	-	27,904
Tax incentives	4,856	3,530
Other	(4,385)	(3,496)
Current IRPJ and CSLL	(497,968)	(290,770)
Deferred IRPJ and CSLL	127,517	38,851
Actual rate - %	26.8%	23.7%
IRPJ = Corporate income tax
CSLL = Social contribution on net income

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13	Prepaid Expenses

		12.31.2010	12.31.2009	01.01.2009
	Current assets
	Insurance premiums	4,855	4,856	3,391
	Program of incentive to alternative energy sources - PROINFA	35	46	19
	Other	75	64	163
		4,965	4,966	3,573

14	Judicial Deposits

		12.31.2010	12.31.2009	01.01.2009
	Tax claims	231,429	53,721	53,457
	Labor claims	73,596	61,643	83,982
	Civil claims
	Suppliers	73,400	25,650	2,828
	Civil claims	14,197	14,104	18,793
	Easements	2,144	2,400	10,660
	Customer claims	1,677	1,426	2,729
		91,418	43,580	35,010

	Other	4,256	68	1,065
		400,699	159,012	173,514

15	Receivables from Related Parties

	12.31.2010	12.31.2009	01.01.2009
Investees
Dividends and/or interest on capital
Dona Francisca Energética	955	-	-
Sanepar	4,896	5,135	5,247
	5,851	5,135	5,247

Other related parties
Paineira Participações e Empreendimentos	1,575	-	-
	1,575	-	-
	7,426	5,135	5,247
Current assets - Dividends receivable	5,851	5,135	5,247
Noncurrent assets - Investees/subsidiaries	1,575	-	-

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16   Investments

16.1     Main information about Copel’s investees

						Net	Group
	Main					income	Interest
12.31.2010	business	Assets (1)	Liabilities (1)	Equity (1)	Revenues	(losses) (1)%
Cia. Saneamento do Paraná - Sanepar	Water supply/sanitation	2,332,804	1,407,194	925,610	666,123	63,489	34.75
Sercomtel S.A. - Telecom.	Telecommunications	273,953	112,921	161,032	144,320	20,472	45.00
Foz do Chopim Energética S.A	Electric energy	50,250	2,483	47,767	34,260	28,167	35.77
Dona Francisca Energ. Ltda.	Electric energy	297,342	79,542	217,800	58,955	142,864	23.03
Sercomtel Celular S.A.	Telecommunications	10,801	31,317	-	29,715	(6,902)	45.00
Dois Saltos Empreend. de Ger. de Energia Elétrica Ltda	Electric energy	1,350	350	1,000	-	-	30.00
Copel Amec S/C Ltda.	Services/consulting	327	2	325	-	11	48.00
Carbocampel S.A.	Services/consulting	3,553	1,058	2,495	-	(52)	49.00
Escoelectric Ltda.	Services/consulting	2,628	4,848	(2,220)	-	1,600	40.00
(1) Balances adjusted to COPEL's accounting practices

						Net	Group
	Main					income	Interest
12.31.2009	business	Assets (1)	Liabilities (1)	Equity (1)	Revenues	(losses) (1)%
Cia. Saneamento do Paraná - Sanepar	Water supply/sanitation	2,128,241	1,270,182	858,059	625,231	65,243	34.75
Sercomtel S.A. - Telecom.	Telecommunications	204,505	115,921	88,584	146,215	(59,383)	45.00
Foz do Chopim Energética S.A	Electric energy	48,939	2,487	46,452	33,525	27,371	35.77
Dona Francisca Energ. Ltda.	Electric energy	369,385	284,212	85,173	58,102	40,308	23.03
Sercomtel Celular S.A.	Telecommunications	16,030	29,643	-	33,629	(11,265)	45.00
Dois Saltos Empreend. de Ger. de Energia Elétrica Ltda	Electric energy	1,000	-	1,000	-	-	30.00
Copel Amec S/C Ltda.	Services/consulting	314	-	321	-	11	48.00
Carbocampel S.A.	Services/consulting	3,554	1,177	2,279	-	(49)	49.00
Escoelectric Ltda.	Services/consulting	2,161	6,420	(4,259)	-	(1,691)	40.00
(1) Balances adjusted to COPEL's accounting practices

16.1.1. Sanepar

In 1998, the acquisition by Dominó Holdings S.A. of an interest in Sanepar resulted in concession rights in the amount of R$24,316, with a balance of R$4,864 as of December 31, 2010. This balance, proportionally to Copel's stake (45%), corresponds to R$2,189, and has been amortized over 15 years as of 1999, at the rate of R$61 a month, with a charge to income of R$730 as of December 31, 2010 (R$730 as of December 31, 2009).

16.1.2. Sercomtel

The conclusion in December 2009 of impairment tests on Copel’s assets, based, when applicable, on the same assumptions mentioned in the Property, Plant, and Equipment note (Note 17.6), indicated, with an adequate level of certainty, that a part of the assets in Sercomtel Telecomunicações S.A. (R$35,927) and Sercomtel Celular S.A. (R$6,195) were valued above their recoverable amount. In 2010, a new test indicated the need to recognize a reversal of the previous loss in Sercomtel S.A. Telecomunicações in the amount of R$23,390.

16.2     Main information about Copel’s subsidiaries

Non financial/accounting information, such as information about supplied market, installed capacity, and assured power, has not been audited.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.2.1. Copel Geração e Transmissão S.A.

Copel Geração e Transmissão S.A. operates the Company’s power generation business, which is based on the operation of 17 hydroelectric power plants and one thermoelectric power plant, listed below, amounting to total installed capacity of 4,549.61 MW, and power transmission services, based on 32 substations at voltages equal to or greater than 230 kV and 1,913 mi of transmission lines in Paraná, most of which are part of the Brazilian Basic Transmission Network. The concession for 1,773.3 km of these lines expires in July 2015, the concession for 137.1 km (Bateias – Jaguariaíva 230 kV line) expires in August 2031, and the concession for 31.6 km (Bateias – Pilarzinho 230 kV line) expires in March 2038, subject to extension at the discretion of the granting authority.

Power Plants	River	Installed capacity (MW)	Assured power (average MW)	ANEEL concession date	Concession expiration date
Hydroelectric facilities
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	Iguaçu	1,676.00	576.00	05.24.1973	05.23.2023
Gov. Ney Aminthas de Barros Braga (Segredo)	Iguaçu	1,260.00	603.00	11.14.1979	11.15.2029
Gov. José Richa (Caxias)	Iguaçu	1,240.00	605.00	05.02.1980	05.04.2030
Gov. Pedro Viriato Parigot de Souza	Capivari-Cachoeira	260.00	109.00	04.23.1965	07.07.2015
Guaricana	Arraial	36.00	16.08(2)	08.13.1976	08.16.2026
Chaminé	São João	18.00	11.60	08.13.1976	08.16.2026
Apucaraninha	Apucaraninha	10.00	6.71	10.13.1975	10.12.2025
Mourão	Mourão	8.20	5.30	01.20.1964	07.07.2015
Derivação do Rio Jordão	Jordão	6.50	5.85	11.14.1979	11.15.2029
Marumbi	Ipiranga	4.80(1)	5.92(3)	03.14.1956	- (1)
São Jorge	Pitangui	2.30	1.62	12.04.1974	12.03.2024
Chopim I	Chopim	1.98	1.48(2)	03.20.1964	07.07.2015
Rio dos Patos	Rio dos Patos/Ivaí	1.70(3)	1.02(3)	02.14.1984	02.14.2014
Cavernoso	Cavernoso	1.30	0.96(2)	01.07.1981	01.07.2031
Melissa	Melissa	1.00	0.64(2)	04.02.2002	- (4)
Salto do Vau	Palmital	0.94	0.60	04.02.2002	- (4)
Pitangui	Pitangui	0.87(3)	0.51(3)	04.02.2002	- (4)
Thermal facility
Figueira		20.00	10.30	03.21.1969	03.26.2019
Total		4,549.59	1,961.59

(1) Submitted to approval by ANEEL
(2) New amounts set by MME Ordinance no. 16 of 07/26/2010
(3) New amounts set by MME Ordinance no. 1 of 01/26/2011
(4) Facilities under 1 MW are only subject to registration before ANEEL

16.2.2. Copel Distribuição S.A.

Copel Distribuição S.A. runs the Company's power distribution and regulated sales to 1,111 locations in 392 out of the 399 municipalities in the State of Paraná, and also to the town of Porto União, in the State of Santa Catarina. Its current concession, which is set to expire on July 7, 2015, may be extended for another 20 years, at the discretion of the granting authority

16.2.3. Copel Telecomunicações S.A.

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

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.2.4. Companhia Paranaense de Gás - Compagas

Compagas is a mixed capital company in which Copel holds a 51% interest and whose main activity is the supply of piped natural gas, through a 546-km long distribution network set up throughout Paraná in the municipalities of Araucária, Curitiba, Campo Largo, Balsa Nova, Palmeira, Ponta Grossa, and São José dos Pinhais. Compagas supplies a total of 9,288 customers, comprising 107 industrial customers, 34 vehicular gas stations, 293 commercial customers, 8,849 households, 2 co-generation plants, one company which uses gas for power generation at peak times, one company which uses natural gas as a raw material, and the Araucária Thermal Power Plant.

16.2.5. Elejor – Centrais Elétricas do Rio Jordão S.A.

Elejor is a special purpose company in which Copel holds a 70% voting interest and which was constituted to implement and run the Fundão – Santa Clara Power Complex, on the Jordão River, within the Iguaçu River sub-basin, in the State of Paraná, comprising the Santa Clara and Fundão Power Plants. These facilities feature 240.34 MW of installed capacity, in addition to small hydropower units embedded in the Santa Clara and Fundão dams, with 3.6 MW and 2.4 MW of installed capacity, respectively. Its concession to operate as an independent power producer was issued by ANEEL on October 25, 2001 for a 35-year term, renewable upon request by the holder for up to 20 years and at the granting authority’s discretion.

16.2.6. UEG Araucária Ltda.

UEG Araucária Ltda. is a limited liability company held by Copel (with a 20% interest) and Copel Geração e Transmissão (with a 60% interest). It was set up to generate and sell electric power, using natural gas as fuel. The Araucária Power Plant has an installed capacity of 484.15 MW. Its authorization to operate as an independent power producer was issued by ANEEL on December 22, 1999 for a 30-year term, renewable upon request by the holder and at the granting authority’s discretion.

16.2.7. Centrais Eólicas do Paraná Ltda.

Centrais Eólicas do Paraná Ltda. is a limited liability company held by Copel (with a 30% interest) and Copel Geração e Transmissão (with a 70% interest). It has been set up to build, assemble, and operate a 2.5 MW wind power plant, in the region of Palmas, in the State of Paraná. Its authorization to operate as an independent power producer is valid for 30 years as of September 29, 1999, renewable upon request by the holder and at the granting authority’s discretion.

As part of the ongoing restructuring of Copel, the incorporation of Centrais Eólicas do Paraná, with transfer of its assets and liabilities to Copel Geração e Transmissão, has been submitted to ANEEL for authorization.

16.3     Main information about the jointly controlled subsidiary

16.3.1. Dominó Holdings S.A.

Dominó Holdings is a private corporation in which Copel holds a 45% interest, sharing joint control with the remaining shareholders. The company was set up to hold interests in other companies. It currently holds 34.75% of the share capital of the Companhia de Saneamento do Paraná – Sanepar, a mixed capital company whose business comprises basic sanitation services, including water supply and sewage collection and treatment.

The main items of assets, liabilities, and the statement of operations of Dominó Holdings, as well as the corresponding consolidated shares, are shown below:

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Dominó Holdings S.A.	Balances as of 12.31.2010
	Adjusted balance(1)	COPEL's stake (45%)

ASSETS	733,985	330,292
Current assets	14,181	6,381
Noncurrent assets	719,804	323,911

LIABILITIES	733,985	330,292
Current liabilities	10,995	4,947
Noncurrent liabilities	7	3
Equity	722,983	325,342

STATEMENT OF OPERATIONS
Operating expenses	(2,843)	(1,279)
Interest income (expenses)	(956)	(431)
Results of equity in investees	49,024	22,061
Provision for IR and CSLL	(9)	(4)
Net income for the period	45,216	20,347
(1) Balances have been adjusted to COPEL's accounting practices

Dominó Holdings S.A.	Balances as of 12.31.2009
	Adjusted balance(1)	COPEL's stake (45%)
ASSETS	699,375	314,719
Current assets	14,187	6,384
Noncurrent assets	685,188	308,335

LIABILITIES	699,375	314,719
Current liabilities	11,021	4,960
Noncurrent liabilities	7	3
Equity	688,347	309,756

STATEMENT OF OPERATIONS
Operating expenses	(4,829)	(2,173)
Interest income (expenses)	(952)	(428)
Results of equity in investees	50,378	22,670
Provision for IR and CSLL	-	-
Net income for the period	44,597	20,069
(1) Balances have been adjusted to COPEL's accounting practices

16.4     Financial statements of Copel’s subsidiaries and jointly controlled subsidiary

Shown below are the Statement of Financial Position of Copel’s subsidiaries as of December 31, 2010, December 31, 2009 and January 1, 2009 and the statements of operations as of December 31, 2010 and December 31, 2009, reclassified for purposes of ensuring consistency with the account classification adopted by Copel and with the effects of first-time adoption of IFRS. In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form:

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS 12.31.2010	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM
TOTAL ASSETS	8,485,910	6,708,119	291,909	263,498	809,217	654,107	10,389	330,292
CURRENT ASSETS	1,705,037	1,963,891	42,797	65,249	43,361	155,136	9,101	6,381
Cash and cash equivalents	1,163,455	669,079	6,942	37,769	21,053	147,720	8,923	1,006
Bonds and securities	146,454	30,813	-	-	5,227	26	-	-
Collaterals and escrow accounts	63,473	201	-	404	-	-	-	-
Customers	213,070	931,463	19,929	24,009	16,220	-	102	-
Dividends receivable	4,480	-	-	-	-	-	-	4,896
CRC transferred to State Government	-	58,816	-	-	-	-	-	-
Receivables related to concession	54,700	-	-	-	-	-	-	-
Other receivables	28,152	127,198	661	552	518	4,499	-	-
Inventories	24,429	83,893	11,758	1,344	-	-	-	-
Income tax and social contribution	280	30,685	821	1	-	2,883	69	479
Other current taxes to offset	4,449	30,089	2,426	564	-	8	-	-
Prepaid expenses	2,095	1,654	260	606	343	-	7	-
NONCURRENT ASSETS	6,780,873	4,744,228	249,112	198,249	765,856	498,971	1,288	323,911
Long-Term Receivables	927,450	3,451,017	13,934	28,748	13,107	15,423	-	97
Financial investments	5,306	26,280	-	1,845	-	-	-	-
Customers	-	43,729	-	15,800	-	-	-	-
CRC transferred to State Government	-	1,282,377	-	-	-	-	-	-
Judicial deposits	21,652	147,895	233	205	133	249	-	97
Receivables related to concession	785,457	1,637,888	-	-	-	-	-	-
Advance payments to suppliers	-	-	-	9,902	-	-	-	-
Other receivables	1,878	3,280	-	164	-	-	-	-
Income tax and social contribution	-	-	-	-	-	12,341	-	-
Other current taxes to offset	10,453	64,303	7,273	-	-	2,833	-	-
Deferred income tax and social contribution	102,704	245,265	6,428	832	7,724	-	-	-
Receivables from subsidiaries	-	-	-	-	5,250	-	-	-
Investments	390,810	4,232	-	-	-	-	-	323,814
Property, Plant, and Equipment	5,427,187	-	222,291	-	529,749	483,430	1,288	-
Intangible Assets	35,426	1,288,979	12,887	169,501	223,000	118	-	-

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES 12.31.2010	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM
TOTAL LIABILITIES	8,485,910	6,708,119	291,909	263,498	809,217	654,107	10,389	330,292
CURRENT LIABILITIES	964,245	1,449,633	33,721	60,066	57,018	6,202	6,434	4,947
Payroll, social charges and accruals	42,321	118,790	11,014	2,935	147	78	-	6
Suppliers	167,101	444,987	7,759	26,325	3,879	4,772	1	-
Income tax and social contribution	119,049	-	-	12,252	6,963	-	-	-
Other taxes	33,976	254,811	3,290	1,947	1,250	1,227	33	297
Loans and financing	46,233	17,950	-	6,330	-	-	-	-
Dividends due	510,952	355,968	10,474	9,628	-	-	6,400	4,644
Post-employment benefits	6,232	16,811	1,093	-	-	-	-	-
Regulatory charges	3,630	52,475	-	-	-	-	-	-
R&D and Energy Efficiency	12,569	140,381	-	-	2,927	114	-	-
Accounts payable related to concession - use of public property	-	-	-	-	40,984	-	-	-
Other payables	22,182	47,460	91	649	868	11	-	-
NONCURRENT LIABILITIES	1,795,582	1,941,675	16,826	8,754	613,983	3,676	-	3
Investees and subsidiaries	-	715,539	-	-	295,788	-	-	-
Suppliers	160,736	-	-	-	-	-	-	-
Tax liabilities	-	11,553	-	-	-	623	-	-
Deferred income tax and social contribution	822,195	32,563	-	7,163	-	-	-	-
Loans and financing	425,628	525,711	-	43	-	-	-	-
Post-employment benefits	104,541	262,728	15,774	1,165	-	-	-	-
R&D and Energy Efficiency	26,285	64,447	-	-	-	-	-	-
Accounts payable related to concession - use of public property	22,249	-	-	-	317,850	-	-	-
Other payables	-	-	-	-	-	-	-	-
Reserve for risks	233,948	329,134	1,052	383	345	3,053	-	3
EQUITY	5,726,083	3,316,811	241,362	194,678	138,216	644,229	3,955	325,342
Attributable to Parent Company shareholders
Share capital	3,505,994	2,624,841	194,755	135,943	69,450	707,440	3,061	113,368
Capital reserves	-	-	-	-	104,034	-	-	-
Equity valuation adjustments	1,540,695	13,463	-	-	-	-	-	5,358
Legal reserve	182,162	108,500	3,521	14,636	-	-	-	14,717
Retained earnings	145,366	570,007	43,086	31,172	-	-	894	-
Unrealized income reserve	-	-	-	-	-	-	-	191,899
Additional proposed dividends	351,866	-	-	12,927	-	-	-	-
Accrued losses	-	-	-	-	(35,268)	(63,211)	-	-

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF OPERATIONS 12.31.2010	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
OPERATING REVENUES	1,721,556	4,939,328	139,153	267,829	180,957	45,374	-	912	-
Electricity sales to final customers	113,102	2,104,950	-	-	-	-	-	-	-
Electricity sales to distributors	1,300,613	64,471	-	-	180,957	-	-	912	-
Charges for the use of main transmission grid	236,698	2,117,454	-	-	-	-	-	-	-
Construction revenues	41,019	599,634	-	22,881	-	-	-	-	-
Telecommunications	-	-	139,153	-	-	-	-	-	-
Distribution of piped gas	-	-	-	237,272	-	-	-	-	-
Leases and rents	1,130	53,755	-	-	-	50,001	-	-	-
Other operating revenues	28,994	(936)	-	7,676	-	(4,627)	-	-	-
OPERATING COSTS AND EXPENSES	(1,094,516)	(4,577,731)	(99,047)	(212,120)	(58,751)	(65,688)	(38)	(529)	(1,279)
Electricity purchased for resale	(58,281)	(2,170,875)	-	-	(2,071)	-	-	-	-
Charges for the use of main transmission grid	(184,585)	(468,723)	-	-	(8,600)	(12,564)	-	-	-
Personnel and management	(198,137)	(546,834)	(43,920)	(12,796)	(1,774)	(748)	-	-	(29)
Pension and healthcare plans	(30,535)	(86,359)	(5,655)	(1,239)	-	-	-	-	-
Materials and supplies	(21,192)	(60,132)	(1,517)	(709)	(226)	(89)	-	(245)	-
Raw materials and supplies for electricity generation	(20,704)	-	-	-	-	(2,271)	-	-	-
Natural gas and supplies for the gas business	-	-	-	(144,648)	-	-	-	-	-
Third-party services	(72,269)	(277,437)	(16,747)	(14,283)	(8,647)	(8,830)	(2)	(60)	(489)
Depreciation and amortization	(262,802)	(180,701)	(28,540)	(11,508)	(29,523)	(28,226)	-	(208)	(730)
Provisions and reversals	(17,475)	(106,913)	903	(39)	(155)	-	-	-	-
Construction costs	(40,372)	(599,634)	-	(22,881)	-	-	-	-	-
Other operating costs and expenses	(188,164)	(80,123)	(3,571)	(4,017)	(7,755)	(12,960)	(36)	(16)	(31)
RESULT OF EQUITY IN INVESTEES	(3,345)	-	-	-	-	-	(9,246)	-	22,061
RESULT OF OPERATIONS	623,695	361,597	40,106	55,709	122,206	(20,314)	(9,284)	383	20,782
Interest income (expenses)	62,311	378,910	4,059	5,256	(102,203)	13,278	352	785	(431)
OPERATING INCOME	686,006	740,507	44,165	60,965	20,003	(7,036)	(8,932)	1,168	20,351
Income tax and social contribution	(221,956)	(193,982)	(11,287)	(20,734)	(14,336)	-	(63)	(274)	(4)
Deferred income tax and social contribution	65,072	(22,012)	(184)	307	7,724	-	-	-	-
INCOME (LOSSES) FOR THE PERIOD	529,122	524,513	32,694	40,538	13,391	(7,036)	(8,995)	894	20,347

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS 12.31.2009	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
TOTAL ASSETS	7,957,319	5,586,303	258,084	259,130	836,022	658,550	399,106	9,490	314,719
CURRENT ASSETS	1,204,610	1,439,645	55,413	70,486	58,016	145,581	8,347	7,993	6,384
Cash and cash equivalents	784,032	192,468	31,889	41,177	19,581	131,257	8,043	7,849	812
Bonds and securities	67,406	19,429	-	-	21,631	27	-	-	-
Collaterals and escrow accounts	4,655	197	-	195	-	-	-	-	-
Customers	235,752	835,215	12,079	19,993	16,326	-	-	83	-
Dividends receivable	3,931	-	-	-	-	-	-	-	5,135
CRC transferred to State Government	-	49,549	-	-	-	-	-	-	-
Receivables related to concession	44,070	-	-	-	-	-	-	-	-
Other receivables	30,435	95,047	566	6,790	28	652	-	-	-
Inventories	27,595	76,170	7,166	1,171	-	-	-	-	-
Income tax and social contribution	479	145,091	2,076	2	-	12,732	304	54	437
Other current taxes to offset	4,091	24,988	1,385	556	-	913	-	-	-
Prepaid expenses	2,164	1,491	252	602	450	-	-	7	-
NONCURRENT ASSETS	6,752,709	4,146,658	202,671	188,644	778,006	512,969	390,759	1,497	308,335
Long-Term Receivables	883,108	2,779,383	13,027	30,498	240	245	-	-	91
Financial investments	40,103	24,195	-	-	-	-	-	-	-
Customers	-	50,921	1,011	21,067	-	-	-	-	-
CRC transferred to State Government	-	1,205,025	-	-	-	-	-	-	-
Judicial deposits	17,677	87,360	236	209	240	245	-	-	91
Receivables related to concession	731,100	1,097,120	-	-	-	-	-	-	-
Advance payments to suppliers	-	-	-	8,290	-	-	-	-	-
Other receivables	1,881	4,611	-	408	-	-	-	-	-
Income tax and social contribution	-	-	-	-	-	-	-	-	-
Other current taxes to offset	8,122	71,775	4,060	-	-	-	-	-	-
Deferred income tax and social contribution	84,225	238,376	6,611	524	-	-	-	-	-
Receivables from subsidiaries	-	-	1,109	-	-	-	-	-	-
Investments	451,258	4,250	-	-	-	-	390,759	-	308,243
Property, Plant, and Equipment	5,408,642	-	188,586	-	548,215	512,707	-	1,497	1
Intangible Assets	9,701	1,363,025	1,058	158,146	229,551	17	-	-	-

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES 12.31.2009	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
TOTAL LIABILITIES	7,957,319	5,586,303	258,084	259,130	836,022	658,550	399,106	9,490	314,719
CURRENT LIABILITIES	460,027	1,090,066	19,764	55,388	91,223	3,685	-	5,645	4,959
Payroll, social charges and accruals	54,006	139,562	10,730	2,240	111	32	-	-	5
Suppliers	121,657	433,800	5,158	24,275	3,337	2,604	-	2	7
Income tax and social contribution	114,262	-	-	8,762	1,481	-	-	-	-
Other taxes	21,675	202,146	2,706	1,674	1,253	367	-	27	300
Loans and financing	52,616	12,490	-	6,349	-	-	-	-	-
Debentures	-	-	-	-	36,957	-	-	-	-
Dividends due	37,675	111,268	-	8,228	7,150	-	-	5,616	4,647
Post-employment benefits	5,969	15,501	990	-	-	-	-	-	-
Regulatory charges	3,791	25,732	-	-	-	-	-	-	-
R&D and Energy Efficiency	11,741	106,761	-	-	1,830	673	-	-	-
Accounts payable related to concession - use of public property	-	-	-	-	38,029	-	-	-	-
Other payables	36,635	42,806	180	3,860	1,075	9	-	-	-
NONCURRENT LIABILITIES	1,714,099	1,444,762	16,597	17,054	722,687	3,600	-	-	4
Investees and subsidiaries	-	658,724	-	-	265,418	-	-	-	-
Suppliers	196,863	-	-	-	-	-	-	-	-
Tax liabilities	-	48,311	-	-	-	547	-	-	-
Deferred income tax and social contribution	866,834	-	-	8,953	-	-	-	-	-
Loans and financing	300,809	147,224	-	6,394	117	-	-	-	-
Debentures	-	-	-	-	153,384	-	-	-	-
Post-employment benefits	96,013	241,546	14,411	1,006	-	-	-	-	-
R&D and Energy Efficiency	19,928	70,565	-	-	-	-	-	-	-
Accounts payable related to concession - use of public property	9,048	-	-	-	303,578	-	-	-	-
Other payables	2,596	-	-	357	-	-	-	-	-
Reserve for risks	222,008	278,392	2,186	344	190	3,053	-	-	4
EQUITY	5,783,193	3,051,475	221,723	186,688	22,112	651,265	399,106	3,845	309,756
Attributable to Parent Company shareholders
Share capital	3,505,994	2,624,841	194,755	111,140	69,450	707,440	397,983	3,061	113,368
Capital reserves	-	-	-	-	1,322	-	39,618	-	-
Equity valuation adjustments	1,641,998	11,464	-	-	-	-	-	-	7,172
Legal reserve	155,706	82,274	1,886	12,609	2,017	-	-	-	13,700
Retained earnings	44,062	237,684	22,816	62,939	28,747	-	-	784	-
Unrealized income reserve	-	-	-	-	-	-	-	-	175,516
Additional proposed dividends	435,433	95,212	2,266	-	-	-	-	-	-
Accrued earnings (losses)	-	-	-	-	(79,424)	(56,175)	(38,495)	-	-

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF OPERATIONS 12.31.2009	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
OPERATING REVENUES	1,708,925	4,420,923	117,784	227,089	172,968	36,829	-	738	-
Electricity sales to final customers	103,470	1,960,175	-	-	-	-	-	-	-
Electricity sales to distributors	1,274,395	57,879	-	-	172,968	-	-	738	-
Charges for the use of main transmission grid	260,136	1,801,832	-	-	-	-	-	-	-
Construction revenues	41,791	545,882	-	14,207	-	-	-	-	-
Telecommunications	-	-	117,490	-	-	-	-	-	-
Distribution of piped gas	-	-	-	207,842	-	-	-	-	-
Leases and rents	1,136	57,177	-	-	-	40,584	-	-	-
Other operating revenues	27,997	(2,022)	294	5,040	-	(3,755)	-	-	-
OPERATING COSTS AND EXPENSES	(1,041,990)	(4,316,069)	(93,045)	(181,653)	(58,831)	(59,795)	(35)	(458)	(2,173)
Electricity purchased for resale	(73,679)	(2,037,970)	-	-	(2,022)	-	-	-	-
Charges for the use of main transmission grid	(181,159)	(434,171)	-	-	(10,674)	(14,021)	-	-	-
Personnel and management	(196,425)	(554,202)	(38,822)	(11,345)	(1,767)	(380)	-	-	(27)
Pension and healthcare plans	(26,728)	(76,624)	(4,886)	(1,272)	-	-	-	-	-
Materials and supplies	(12,915)	(53,478)	(1,294)	(653)	(576)	(66)	-	(227)	(1)
Raw materials and supplies for electricity generation	(21,979)	-	-	-	-	(1,936)	-	-	-
Natural gas and supplies for the gas business	-	-	-	(128,916)	-	-	-	-	-
Third-party services	(63,069)	(255,958)	(11,429)	(13,291)	(8,599)	(10,551)	(1)	(56)	(1,332)
Depreciation and amortization	(269,114)	(167,516)	(31,111)	(9,003)	(29,449)	(31,896)	-	(208)	(730)
Provisions and reversals	(41,256)	(103,515)	(1,564)	(36)	(190)	-	-	-	-
Construction costs	(41,525)	(545,882)	-	(14,207)	-	-	-	-	-
Other operating costs and expenses	(114,141)	(86,753)	(3,939)	(2,930)	(5,554)	(945)	(34)	33	(83)
RESULT OF EQUITY IN INVESTEES	(4,806)	-	-	-	-	-	(5,917)	-	22,670
RESULT OF OPERATIONS	662,129	104,854	24,739	45,436	114,137	(22,966)	(5,952)	280	20,497
Interest income (expenses)	73,762	65,940	4,228	2,604	(76,082)	13,105	741	730	(428)
OPERATING INCOME	735,891	170,794	28,967	48,040	38,055	(9,861)	(5,211)	1,010	20,069
Income tax and social contribution	(222,292)	(29,901)	(7,645)	(15,319)	(15,243)	-	(144)	(226)	-
Deferred income tax and social contribution	47,705	47,173	1,114	(822)	-	-	-	-	-
INCOME (LOSSES) FOR THE PERIOD	561,304	188,066	22,436	31,899	22,812	(9,861)	(5,355)	784	20,069

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS 01.01.2009	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
TOTAL ASSETS	8,030,981	5,236,194	243,102	260,510	858,846	670,698	404,461	9,905	299,546
CURRENT ASSETS	1,310,966	1,425,681	47,943	80,942	51,478	136,090	7,785	8,200	7,199
Cash and cash equivalents	920,861	354,286	29,638	55,892	136	117,189	7,598	8,097	1,424
Bonds and securities	78,986	37,174	-	-	34,042	29	-	-	-
Collaterals and escrow accounts	93	34	-	-	-	-	-	-	-
Customers	220,963	756,479	10,837	22,450	15,300	-	-	96	-
Dividends receivable	-	-	-	-	-	-	-	-	5,247
CRC transferred to State Government	-	47,133	-	-	-	-	-	-	-
Receivables related to concession	27,685	-	-	-	-	-	-	-	-
Other receivables	21,748	72,640	427	1,179	1	9,452	-	-	-
Inventories	29,710	48,150	5,151	536	-	-	-	-	-
Income tax and social contribution	5,774	85,772	769	-	1,634	9,363	187	-	528
Other current taxes to offset	3,491	22,926	991	556	-	57	-	-	-
Prepaid expenses	1,655	1,087	130	329	365	-	-	7	-
NONCURRENT ASSETS	6,720,015	3,810,513	195,159	179,568	807,368	534,608	396,676	1,705	292,347
Long-Term Receivables	762,858	2,543,726	12,464	26,715	231	-	-	-	3
Financial investments	-	37,868	-	-	-	-	-	-	-
Customers	75	81,760	3,211	23,650	-	-	-	-	-
CRC transferred to State Government	-	1,272,770	-	-	-	-	-	-	-
Judicial deposits	31,592	87,492	786	139	231	-	-	-	3
Receivables related to concession	653,437	807,025	-	-	-	-	-	-	-
Advance payments to suppliers	-	-	-	8,290	-	-	-	-	-
Other receivables	1,881	4,709	-	(5,798)	-	-	-	-	-
Other current taxes to offset	7,001	52,497	2,970	-	-	-	-	-	-
Deferred income tax and social contribution	68,872	199,605	5,497	434	-	-	-	-	-
Investments	462,500	2,474	-	-	-	-	396,676	-	292,343
Property, Plant, and Equipment	5,485,877	-	181,587	-	568,340	534,585	-	1,705	1
Intangible Assets	8,780	1,264,313	1,108	152,853	238,797	23	-	-	-

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES 01.01.2009	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
TOTAL LIABILITIES	8,030,981	5,236,194	243,102	260,510	858,846	670,698	404,461	9,905	299,546
CURRENT LIABILITIES	522,369	1,021,335	21,858	63,365	75,034	5,901	-	1,228	5,626
Payroll, social charges and accruals	39,664	109,161	8,737	1,421	119	41	-	-	2
Suppliers	68,791	415,006	5,287	38,769	4,597	3,501	-	2	4
Income tax and social contribution	111,925	-	-	8,245	-	-	-	1,080	-
Other taxes	22,624	157,717	1,922	597	1,209	375	-	146	383
Loans and financing	61,373	14,313	-	6,526	-	-	-	-	-
Debentures	-	-	-	-	25,767	-	-	-	-
Dividends due	148,205	130,247	3,655	7,724	1,538	-	-	-	5,237
Post-employment benefits	5,758	14,636	916	-	-	-	-	-	-
Regulatory charges	3,548	39,575	-	-	-	-	-	-	-
R&D and Energy Efficiency	28,352	93,506	-	-	2,652	1,974	-	-	-
Accounts payable related to concession - use of public property	-	-	-	-	38,166	-	-	-	-
Other payables	32,129	47,174	1,341	83	986	10	-	-	-
NONCURRENT LIABILITIES	1,685,697	1,260,941	14,863	23,853	768,332	3,671	-	-	3
Investees and subsidiaries	-	597,227	-	-	238,060	-	-	-	-
Suppliers	237,807	-	-	-	-	-	-	-	-
Tax liabilities	-	-	-	-	-	618	-	-	-
Deferred income tax and social contribution	899,187	2,497	-	8,041	-	-	-	-	-
Loans and financing	246,927	153,326	-	13,111	16,875	-	-	-	-
Debentures	-	-	-	-	202,116	-	-	-	-
Post-employment benefits	90,121	226,845	13,471	728	-	-	-	-	-
R&D and Energy Efficiency	5,324	66,755	-	-	-	-	-	-	-
Accounts payable related to concession - use of public property	8,152	-	-	-	311,281	-	-	-	-
Other payables	4,995	15	-	1,664	-	-	-	-	-
Reserve for risks	193,184	214,276	1,392	309	-	3,053	-	-	3
EQUITY	5,822,915	2,953,918	206,381	173,292	15,480	661,126	404,461	8,677	293,917
Attributable to Parent Company shareholders
Share capital	3,400,378	2,171,928	194,755	85,143	78,667	707,440	397,983	3,061	113,368
Capital reserves	-	-	-	-	1,134	-	39,618	-	-
Equity valuation adjustments	1,742,897	-	-	-	-	-	-	-	7,172
Legal reserve	122,967	66,289	641	11,014	512	-	-	-	12,697
Retained earnings	142,260	704,848	10,985	74,045	7,297	-	-	5,616	-
Unrealized income reserve	-	-	-	-	-	-	-	-	160,680
Additional proposed dividends	414,413	10,853	-	3,090	-	-	-	-	-
Accrued earnings (losses)	-	-	-	-	(72,130)	(46,314)	(33,140)	-	-

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.5     Consolidated statement of operations broken down by company

In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form. These statements feature the results of operations of 2010 and 2009, not taking into account the equity in the results of subsidiaries.

STATEMENT OF OPERATIONS 12.31.2010	GET	DIS	TEL	COM	ELE	UEG	Other	Parent Company	Subtractions and minority int.	Consolidated
OPERATING REVENUES	1,721,556	4,939,328	139,153	267,829	180,957	45,374	912	-	(393,996)	6,901,113
Electricity sales to final customers	113,102	2,104,950	-	-	-	-	-	-	(4,649)	2,213,403
Electricity sales to distributors	1,300,613	64,471	-	-	180,957	-	912	-	(258,952)	1,288,001
Charges for the use of the power grid	236,698	2,117,454	-	-	-	-	-	-	(81,731)	2,272,421
Construction revenues	41,019	599,634	-	22,881	-	-	-	-	-	663,534
Telecommunications	-	-	139,153	-	-	-	-	-	(41,271)	97,882
Distribution of piped gas	-	-	-	237,272	-	-	-	-	-	237,272
Leases and rents	1,130	53,755	-	-	-	50,001	-	-	(1,200)	103,686
Other operating revenues	28,994	(936)	-	7,676	-	(4,627)	-	-	(6,193)	24,914
OPERATING COSTS AND EXPENSES	(1,094,516)	(4,577,731)	(99,047)	(212,120)	(58,751)	(65,688)	(1,846)	(252,440)	393,996	(5,968,143)
Electricity purchased for resale	(58,281)	(2,170,875)	-	-	(2,071)	-	-	-	258,952	(1,972,275)
Charges for the use of the power grid	(184,585)	(468,723)	-	-	(8,600)	(12,564)	-	-	81,731	(592,741)
Personnel and management	(198,137)	(546,834)	(43,920)	(12,796)	(1,774)	(748)	(29)	(7,276)	-	(811,514)
Pension and healthcare plans	(30,535)	(86,359)	(5,655)	(1,239)	-	-	-	(433)	-	(124,221)
Materials and supplies	(21,192)	(60,132)	(1,517)	(709)	(226)	(89)	(245)	(14)	-	(84,124)
Raw materials and supplies for electricity generation	(20,704)	-	-	-	-	(2,271)	-	-	-	(22,975)
Natural gas and supplies for the gas business	-	-	-	(144,648)	-	-	-	-	-	(144,648)
Third-party services	(72,269)	(277,437)	(16,747)	(14,283)	(8,647)	(8,830)	(551)	(4,255)	52,113	(350,906)
Depreciation and amortization	(262,802)	(180,701)	(28,540)	(11,508)	(29,523)	(28,226)	(938)	(754)	-	(542,992)
Provisions and reversals	(17,475)	(106,913)	903	(39)	(155)	-	-	(239,097)	-	(362,776)
Construction costs	(40,372)	(599,634)	-	(22,881)	-	-	-	-	-	(662,887)
Financial compensation for use of water resources	(106,066)	-	-	-	(6,144)	-	-	-	-	(112,210)
Other operating costs and expenses	(82,098)	(80,123)	(3,571)	(4,017)	(1,611)	(12,960)	(83)	(611)	1,200	(183,874)
RESULT OF EQUITY IN INVESTEES	-	-	-	-	-	-	22,061	77,276	-	99,337
RESULT OF OPERATIONS	627,040	361,597	40,106	55,709	122,206	(20,314)	21,127	(175,164)	-	1,032,307
Interest income (expenses)	62,311	378,910	4,059	5,256	(102,203)	13,278	706	(13,892)	-	348,425
OPERATING INCOME	689,351	740,507	44,165	60,965	20,003	(7,036)	21,833	(189,056)	-	1,380,732
Income tax and social contribution	(221,956)	(193,982)	(11,287)	(20,734)	(14,336)	-	(341)	(35,332)	-	(497,968)
Deferred income tax and social contribution	65,072	(22,012)	(184)	307	7,724	-	-	76,610	-	127,517
INCOME (LOSSES) FOR THE PERIOD	532,467	524,513	32,694	40,538	13,391	(7,036)	21,492	(147,778)	-	1,010,281

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF OPERATIONS 12.31.2009	GET	DIS	TEL	COM	ELE	UEG	Other	Parent Company	Subtractions and minority int.	Consolidated
OPERATING REVENUES	1,708,925	4,420,923	117,784	227,089	172,968	36,829	738	-	(435,116)	6,250,140
Electricity sales to final customers	103,470	1,960,175	-	-	-	-	-	-	(4,091)	2,059,554
Electricity sales to distributors	1,274,395	57,879	-	-	172,968	-	738	-	(296,823)	1,209,157
Charges for the use of the power grid	260,136	1,801,832	-	-	-	-	-	-	(86,851)	1,975,117
Construction revenues	41,791	545,882	-	14,207	-	-	-	-	-	601,880
Telecommunications	-	-	117,490	-	-	-	-	-	(37,228)	80,262
Distribution of piped gas	-	-	-	207,842	-	-	-	-	(2,684)	205,158
Leases and rents	1,136	57,177	-	-	-	40,583	-	-	(1,200)	97,696
Other operating revenues	27,997	(2,022)	294	5,040	-	(3,754)	-	-	(6,239)	21,316
OPERATING COSTS AND EXPENSES	(1,041,990)	(4,316,069)	(93,045)	(181,653)	(58,831)	(59,795)	(2,666)	111,928	435,116	(5,207,005)
Electricity purchased for resale	(73,679)	(2,037,970)	-	-	(2,022)	-	-	-	296,823	(1,816,848)
Charges for the use of the power grid	(181,159)	(434,171)	-	-	(10,674)	(14,021)	-	-	86,851	(553,174)
Personnel and management	(196,425)	(554,202)	(38,822)	(11,345)	(1,767)	(380)	(27)	(7,083)	-	(810,051)
Pension and healthcare plans	(26,728)	(76,624)	(4,886)	(1,272)	-	-	-	(222)	-	(109,732)
Materials and supplies	(12,915)	(53,478)	(1,294)	(653)	(576)	(66)	(228)	(13)	-	(69,223)
Raw materials and supplies for electricity generation	(21,979)	-	-	-	-	(1,936)	-	-	2,684	(21,231)
Natural gas and supplies for the gas business	-	-	-	(128,916)	-	-	-	-	-	(128,916)
Third-party services	(63,069)	(255,958)	(11,429)	(13,291)	(8,599)	(10,551)	(1,389)	(4,338)	47,558	(321,066)
Depreciation and amortization	(269,114)	(167,516)	(31,111)	(9,003)	(29,449)	(31,896)	(938)	(754)	-	(539,781)
Provisions and reversals	(41,256)	(103,515)	(1,564)	(36)	(190)	-	-	186,498	-	39,937
Construction costs	(41,525)	(545,882)	-	(14,207)	-	-	-	-	-	(601,614)
Financial compensation for use of water resources	(75,819)	-	-	-	(4,408)	-	-	-	-	(80,227)
Other operating costs and expenses	(38,322)	(86,753)	(3,939)	(2,930)	(1,146)	(945)	(84)	(62,160)	1,200	(195,079)
RESULT OF EQUITY IN INVESTEES	-	-	-	-	-	-	22,670	(8,343)	-	14,327
RESULT OF OPERATIONS	666,935	104,854	24,739	45,436	114,137	(22,966)	20,742	103,585	-	1,057,462
Interest income (expenses)	73,762	65,940	4,228	2,604	(76,082)	13,105	1,043	(77,865)	-	6,735
OPERATING INCOME	740,697	170,794	28,967	48,040	38,055	(9,861)	21,785	25,720	-	1,064,197
Income tax and social contribution	(222,292)	(29,901)	(7,645)	(15,319)	(15,243)	-	(370)	-	-	(290,770)
Deferred income tax and social contribution	47,705	47,173	1,114	(822)	-	-	-	(56,319)	-	38,851
INCOME (LOSSES) FOR THE PERIOD	566,110	188,066	22,436	31,899	22,812	(9,861)	21,415	(30,599)	-	812,278

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.6 Changes to the investments in non-controlled companies

			Additions	Proposed	Provision	Amortization
	Balance as of	Result of	and	dividends	for	of concession		Balance as of
	12.31.2009	equity	APFCI	and IOC	losses	rights	Other	12.31.2010
Investees
Sanepar	305,325	22,062	-	(5,761)	-	-	-	321,626
Concession - Sanepar	2,918	-	-	-	-	(730)	-	2,188
Dona Francisca	19,616	33,962	-	(3,417)	-	-	-	50,161
Sercomtel - Telecomunicações	39,863	32,601	-	-	-	-	-	72,464
Foz do Chopim	16,616	10,075	-	(9,605)	-	-	-	17,086
Carbocampel	1,117	24	83	-	-	-	-	1,224
Dois Saltos Empreend.	300	-	-	-	-	-	-	300
Copel Amec	154	2	-	-	-	-	-	156
Escoelectric	(1,704)	611	586	-	-	-	-	(507)
Escoelectric - APFCI	1,025	-	(481)	-	-	-	-	544
	385,230	99,337	188	(18,783)	-	(730)	-	465,242
Other investments
FINAM	2,456	-	-	-	-	-	-	2,456
FINOR	858	-	-	-	(89)	-	-	769
Investco S.A.	7,903	-	-	-	-	-	-	7,903
Assets assigned for future use	5,596	-	-	-	(1,044)	-	(14)	4,538
Other investments	3,610	-	(8)	-	(981)	-	(79)	2,542
	20,423	-	(8)	-	(2,114)	-	(93)	18,208
	405,653	99,337	180	(18,783)	(2,114)	(730)	(93)	483,450

			Additions	Proposed	Provision	Amortization
	Balance as of	Result of	and	dividends	for	of concession		Balance as of
	01.01.2009	equity	APFCI	and IOC	losses	rights	Other	12.31.2009
Investees
Sanepar	288,695	22,670	-	(6,040)		-	-	305,325
Concession - Sanepar	3,648	-	-	-		(730)	-	2,918
Sercomtel - Telecomunicações	66,585	(17,029)	-	(9,693)		-	-	39,863
Foz do Chopim	16,519	97	-	-		-	-	16,616
Dona Francisca	10,332	9,284	-	-		-	-	19,616
Carbocampel	(69)	1,186	-	-		-	-	1,117
Carbocampel - APFCI	1,059	(1,209)	150	-		-	-	-
Escoelectric - APFCI	1,025	-	-	-		-	-	1,025
Escoelectric - Provision for devaluation	(1,027)	(677)	-	-		-	-	(1,704)
Dois Saltos Empreend.	300	-	-	-		-	-	300
Copel Amec	149	5	-	-		-	-	154
	387,216	14,327	150	(15,733)		(730)	-	385,230
Other investments
FINAM	3,008	-	-	-	-	-	(552)	2,456
FINOR	1,039	-	-	-	-	-	(181)	858
Investco S.A.	7,903	-	-	-	-	-	-	7,903
Assets assigned for future use	3,820	-	-	-	1,776	-	-	5,596
Other investments	3,769	-	1	-	-	-	(160)	3,610
	19,539	-	1	-	1,776	-	(893)	20,423
	406,755	14,327	151	(15,733)	1,776	(730)	(893)	405,653

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17   Property, Plant, and Equipment

17.1     Property, plant, and equipment in service by category

		Accumulated	P., P., &E.
	Cost	depreciation	in service, net
			12.31.2010
Machinery and equipment	4,388,067	(2,103,285)	2,284,782
Reservoirs, dams, and water mains	7,122,207	(4,059,368)	3,062,839
Buildings	1,381,957	(905,487)	476,470
Land	182,322	-	182,322
Vehicles	32,043	(25,951)	6,092
Furniture and implements	11,097	(8,367)	2,730
	13,117,693	(7,102,458)	6,015,235

		Accumulated	P., P., &E.
	Cost	depreciation	in service, net
			12.31.2009
Machinery and equipment	4,341,495	(1,964,209)	2,377,286
Reservoirs, dams, and water mains	7,119,339	(3,905,678)	3,213,661
Buildings	1,375,565	(875,103)	500,462
Land	182,215	-	182,215
Vehicles	31,560	(24,470)	7,090
Furniture and implements	11,282	(7,758)	3,524
	13,061,456	(6,777,218)	6,284,238

		Accumulated	P., P., &E.
	Cost	depreciation	in service, net
			01.01.2009
Machinery and equipment	4,318,624	(1,815,164)	2,503,460
Reservoirs, dams, and water mains	7,118,570	(3,752,053)	3,366,517
Buildings	1,374,557	(841,952)	532,605
Land	182,216	-	182,216
Vehicles	28,411	(22,720)	5,691
Furniture and implements	10,677	(6,892)	3,785
	13,033,055	(6,438,781)	6,594,274

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.2 Changes in property, plant, and equipment in service by category

	Balance as of					Balance as of
	12.31.2009	Additions	Depreciation	Write-offs	Transfers	12.31.2010
Land	232,155	36,737	-	3	-	268,895
Buildings, const. sites & improvements	519,552	32,458	(29,971)	(347)	-	521,692
Machinery and equipment	1,989,106	182,805	(125,803)	(8,821)	-	2,037,287
Vehicles	7,643	121	(1,622)	(1,088)	-	5,054
Furniture and implements	3,616	601	(606)	(1,538)	-	2,073
Reservoirs, dams, and water mains	3,270,038	67,785	(155,211)	-	-	3,182,612
Thermal power plant	504,657	11,673	(24,216)	(9,734)	-	482,380
Other	132,722	35,968	-	(5,116)	219	163,793
	6,659,648	368,148	(337,429)	(26,641)	219	6,663,945

	Balance as of					Balance as of
	01.01.2009	Additions	Depreciation	Write-offs	Transfers	12.31.2009
Land	191,358	41,020	-	(223)	-	232,155
Buildings, const. sites & improvements	530,806	21,796	(32,030)	(1,020)	-	519,552
Machinery and equipment	2,042,594	91,915	(125,703)	(19,700)	-	1,989,106
Vehicles	5,809	5,053	(2,096)	(1,123)	-	7,643
Furniture and implements	3,898	538	(773)	(47)	-	3,616
Reservoirs, dams, and water mains	3,367,718	57,469	(155,149)	-	-	3,270,038
Thermal power plant	533,535	4,159	(33,214)	177	-	504,657
Other	96,377	37,003	-	(658)	159	132,881
	6,772,095	258,953	(348,965)	(22,594)	159	6,659,648

17.3 Property, plant, and equipment by company

		Accumulated	P., P., & E.
	Cost	depreciation	net
			12.31.2010
In service
Copel Geração e Transmissão	11,452,043	(6,592,462)	4,859,581
Copel Telecomunicações	407,446	(256,316)	151,130
Elejor	606,907	(87,101)	519,806
UEG Araucária	647,168	(163,738)	483,430
Centrais Eólicas do Paraná	4,129	(2,841)	1,288
	13,117,693	(7,102,458)	6,015,235
Construction in progress
Copel Geração e Transmissão	567,606	-	567,606
Copel Telecomunicações	71,161	-	71,161
Elejor	9,943	-	9,943
	648,710	-	648,710
	13,766,403	(7,102,458)	6,663,945

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Accumulated	P., P., & E.
	Cost	depreciation	net
			12.31.2009
In service
Copel Geração e Transmissão	11,434,310	(6,337,009)	5,097,301
Copel Telecomunicações	370,972	(231,162)	139,810
Elejor	606,816	(66,893)	539,923
UEG Araucária	645,228	(139,522)	505,706
Centrais Eólicas do Paraná	4,129	(2,632)	1,497
Dominó Holdings	1	-	1
	13,061,456	(6,777,218)	6,284,238
Construction in progress
Copel Geração e Transmissão	311,341	-	311,341
Copel Telecomunicações	48,776	-	48,776
Elejor	8,292	-	8,292
UEG Araucária	7,001	-	7,001
	375,410	-	375,410
	13,436,866	(6,777,218)	6,659,648

		Accumulated	P., P., & E.
	Cost	depreciation	net
			01.01.2009
In service
Copel Geração e Transmissão	11,422,206	(6,075,103)	5,347,103
Copel Telecomunicações	358,300	(206,587)	151,713
Elejor	606,737	(46,689)	560,048
UEG Araucária	641,682	(107,978)	533,704
Centrais Eólicas do Paraná	4,129	(2,424)	1,705
Dominó Holdings	1	-	1
	13,033,055	(6,438,781)	6,594,274
Construction in progress
Copel Geração e Transmissão	138,774	-	138,774
Copel Telecomunicações	29,874	-	29,874
Elejor	8,292	-	8,292
UEG Araucária	881	-	881
	177,821	-	177,821
	13,210,876	(6,438,781)	6,772,095

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution no. 20/99, however, regulates the release of assets from the concessions of the public Electric energy utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession. For concession contracts of the use of public property (UBP) type, infrastructure usage restrictions are set forth in article 19 of ANEEL Decree no. 2003/96.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.4 Changes in property, plant, and equipment

	P., P., & E.
Balances	in service	in progress	Total
As of Januay 1, 2009	6,594,274	177,821	6,772,095
Expenditure program	-	258,953	258,953
Transfer to p.,p.,&e. in service	35,247	(35,247)	-
Depreciation quotas charged to income	(348,965)	-	(348,965)
Write-offs	3,523	(26,117)	(22,594)
Transfers from intangible assets in service	159	-	159
As of December 31, 2009	6,284,238	375,410	6,659,648
Expenditure program	-	368,148	368,148
Transfer to p.,p.,&e. in service	84,104	(84,104)	-
Depreciation quotas charged to income	(336,902)	-	(336,902)
Depreciation quotas - Pasep/Cofins credits	(527)	-	(527)
Write-offs	(15,897)	(10,744)	(26,641)
Transfers of assets assigned for disposal	3	-	3
Transfers from intangible assets in service	216	-	216
As of December 31, 2010	6,015,235	648,710	6,663,945

17.5 Depreciation rates

		Depreciation rates (%)
		12.31.2010	12.31.2009
Generation
General equipment		9.73	10.00
Generators		3.09	3.30
Reservoirs, dams, and headrace channels		2.00	2.00
Hydraulic turbines		2.47	2.50
Gas and steam turbines		5.00	5.00
Water cooling and treatment facilities		5.00	5.00
Gas conditioning equipment		5.00	5.00
Central administration
Facilities		4.00	4.00
Office machinery and equipment		10.00	10.00
Furniture and implements		10.00	10.00
Vehicles		20.00	20.00
Telecommunications
Transmission equipment		7.70	10.00
Terminal equipment		10.50	11.40
Infrastructure		6.30	6.40

The Company, when applicable, uses the depreciation rates set by the regulatory agency, in light of the right to reimbursement at the end of the concession contract.

The average rate for machinery and equipment is 2.85%.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.6     Impairment of assets

The Company has a policy of periodically evaluate and monitor the projected future performance of its assets. Accordingly, and in light of Technical Ruling IAS 36 – Impairment of Assets, whenever there is clear evidence that the Company has assets recorded at unrecoverable values or whenever events or changes in circumstances indicate that the book value of an asset may not be recoverable in the future the Company must immediately account for such discrepancies by means of a provision for losses.

The main principles underpinning the conclusions of Copel’s impairment tests are listed below:

•         lowest level of cash generating unit: held concessions are analyzed individually;

•         recoverable value: value in use, or an amount equivalent to the discounted cash flows (before taxes) resulting from the continuous use of an asset until the end of its useful life; and

•         assessment of value in use: based on future cash flows in constant currency, converted to current value according to a real discount rate, before income taxes.

The respective cash flows are estimated based on actual operational results, on the Company's annual corporate budget, as approved by the Board of Directors, on the resulting multi-year budget, and on future trends in the power sector.

As for the time frame for the analysis, the Company takes into account the expiration date of each concession.

As for market growth, Copel’s projections are consistent with historical data and the Brazilian economy's growth prospects.

The respective cash flows are discounted at average discount rates, obtained through a methodology commonly employed by the market and supported by the regulatory agency, taking into account the weighted average cost of capital (WACC), which varied according to business segment between 5.11% and 9.33%, net of taxes.

Management believes it has a contractually guaranteed right to compensation for the assets related to concessions upon their expiration, and it accepts, for purposes of calculation of reimbursement and until further regulation is issued on this matter, that such compensation be valued according to the fair value of replacement of the respective assets. Thus, the principle of valuation of residual assets upon expiration of concessions has been established as the book value of these assets.

Based on the assumptions above, the Company has not identified a need to set aside an impairment provision.

During the assignment of the new costs to power plants, when applicable, this amount has been limited to the value of the impairment test.

17.7     Consórcio Energético Cruzeiro do Sul

Consórcio Energético Cruzeiro do Sul is an independent power producer, owned by Copel Geração e Transmissão (51%), and by Eletrosul Centrais Elétricas S.A. (49%). On October 10, 2006, at Auction of Power from New Projects 004/06, this company acquired the rights to the concession of the Mauá Hydroelectric Power Plant, which will feature 361 MW of installed capacity; the concession is valid for 35 years from the date of signature, which took place on July 3, 2007.

Expenditures in connection with Consórcio Energético Cruzeiro do Sul are recorded as property, plant, and equipment in progress, proportionally to Copel’s share in the consortium.

Consórcio Energético Cruzeiro do Sul won, on October 10, 2006, at the ANEEL Auction of Power from New Projects 004/06, the concession to build and run the Mauá Hydroelectric Power Plant for 35 years as an independent power producer.

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

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Total estimated expenditures amount to approximately R$1,069,000 as of October 2008, of which 51% (R$545.190) will be invested by Copel Geração e Transmissão, while the remaining 49% (R$523.810) will be invested by Eletrosul.

On November 17, 2008, the board of Banco Nacional de Desenvolvimento Econômico e Social – BNDES approved the financing for the Mauá Hydroelectric Power Plant. The financed amount corresponds to approximately 70% of Copel's total expenditures in connection with that facility.

The Mauá Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a price of R$112.96/MWh, as of November 1, 2006, restated annually according to the variation of the IPCA inflation index (R$134,09/MWh as of December 31, 2010). A total of 192 average MW were sold, for supply starting in January 2011 for 30 years. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization.

The project has an Environmental Impact Study and an Environmental Impact Report, which have been discussed at public hearings and meetings and approved by the licensing authority, resulting in the issue of Installation License no. 6,496/08. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008, and commercial generation is scheduled for 2011.

Due to a preliminary injunction in Civil Action no. 1999.7001.007514-6, which has delayed the beginning of construction work, thus delaying the beginning of commercial power generation by each generating unit, Copel will guarantee the power purchase agreements with its own power generation and short-term energy purchases.

The project shall enter commercial operation at the end of 2011.

Expenditures in this project have been recorded under Property, Plant, and Equipment, proportionally to the Company’s stake in the consortium. As of December 31, 2010, Copel Geração e Transmissão’s balance under Property, Plant, and Equipment related to this project was R$494,137.

Total expenses already owed to suppliers of equipment and services in connection with the Mauá Power Plant amounted to R$162,035 as of December 31, 2010 (R$274,621 as of December 31, 2009).

17.8     Colíder Hydroelectric Power Plant

On July 30, 2010, at ANEEL Auction of Power from New Projects 003/10, Copel Geração e Transmissão won the rights to the concession of the Colíder Hydroelectric Power Plant, which will feature 300 MW of installed capacity; the concession is valid for 35 years from the date of signature of Concession Contract no. 001/11-MME-UHE Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

Total estimated expenditures amount to approximately R$1,570,400 as of July 2010.

Copel has applied for financing from the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social or BNDES) for the Colíder Hydroelectric Power Plant.

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$103.40/MWh, as of July 1, 2010, restated according to the variation of the IPCA inflation index (R$106.23/MWh as of December 31, 2010). A total of 125 average MW were sold, for supply starting in January 2015 for 30 years. The assured power of the project, established in its concession agreement, was 179.6 average MW, after full motorization.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The project holds a Preliminary License from the Mato Grosso State's Environmental Department (SEMA/MT), issued under number 298127/09 on December 1, 2009 and valid until November 30, 2012. Construction License no. 58830/10 was issued on December 21, 2010 by SEMA/MT and is valid until December 20, 2013.

The authorization for archaeological recovery was issued by the National Historical and Artistic Heritage Institute (Instituto do Patrimônio Histórico e Artístico Nacional or IPHAN) on October 29, 2010, pursuant to IPHAN Ordinance no. 30/10.

The service order for the beginning of the construction of the Colíder Hydroelectric Power Plant was signed on March 1, 2011. Commercial generation by the first generating unit shall start in June 2014, six months ahead of the schedule contained in the concession contract.

Total expenses already owed to suppliers of equipment and services in connection with the Colíder Power Plant amounted to R$1,285,284 as of December 31, 2010.

17.9     Cavernoso II Small Hydropower Plant (SHP)

On August 26, 2010 at ANEEL Auction no. 07/10, Copel Geração e Transmissão S.A. sold the power output of the Cavernoso II SHP, a project with 19 MW of installed capacity located on the Cavernoso River, between the towns of Virmond and Candói, in the State of Paraná. On account of this sale, it obtained authorization to build and run the project for 35 years as of February 28, 2011, the date of publication of Ordinance no. 133 of the Ministry of Mines and Energy, issued on February 25, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main power plant rated 19 MW, which is enough to supply 50 thousand people.

Total estimated expenditures amount to approximately R$120,000 as of August 2010.

The Cavernoso II SHP’s power output was sold at a final price of R$146.99/MWh, as of August 1, 2010, restated according to the variation of the IPCA inflation index (R$151.11/MWh as of December 31, 2010). A total of 7.73 average MW were sold, for supply starting in November 2012 for 30 years. The project’s assured power, set forth under Ordinance no. 133 of the Ministry of Mines and Energy, dated February 25, 2011, is 10.56 average MW.

Total expenses already owed to suppliers of equipment and services in connection with the Cavernoso SHP amounted to R$94.365 as of December 31, 2010.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18   Intangible assets

	Rights of use	Concession	Concession	Accumulated
	of software	rights	contracts	amortization	Other	Total
						12.31.2010
In service
Assets with finite useful lives
Copel Geração e Transmissão	2,287	-	-	(1,984)(1)	43	346
Copel Distribuição (18.1)	-	-	3,675,078	(2,675,783)(2)	-	999,295
Copel Telecomunicações	4,067	-	-	(3,659)(1)	-	408
Compagas (18.2)	3,473	-	195,767	(64,199)(2)	-	135,041
Elejor (18.3)	-	-	263,920	(43,812)(2)	102	220,210
UEG Araucária	190	-	-	(72)(1)	-	118
Concession right - Elejor (18.3)	-	22,626	-	(3,583)(2)	-	19,043
Authorization - UEGA (18.4)	-	-	-	-	-	-
	10,017	22,626	4,134,765	(2,793,092)	145	1,374,461
Assets with indefinite useful lives
Copel Geração e Transmissão	-	-	-	-	18	18
Compagas	-	-	-	-	20	20
	-	-	-	-	38	38
	10,017	22,626	4,134,765	(2,793,092)	183	1,374,499
In progress
Copel Geração e Transmissão (18.5)	11,591	-	22,249	-	1,222	35,062
Copel Distribuição (18.1)	-	-	583,261	-	-	583,261
Copel Telecomunicações	12,476	-	-	-	3	12,479
Compagas	-	-	34,440	-	-	34,440
Elejor	-	-	-	-	2,790	2,790
	24,067	-	639,950	-	4,015	668,032
Special Liabilities
Copel Distribuição (18.6)	-	-	(406,333)	112,756	-	(293,577)
	-	-	(406,333)	112,756	-	(293,577)
						1,748,954
(1) Annual amortization rate: 20%
(2) Amortization over the term of the concession

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Rights of use	Concession	Concession	Accumulated
	of software	rights	contracts	amortization	Other	Total
						12.31.2009
In service
Assets with finite useful lives
Copel Geração e Transmissão	2,139	-	-	(1,757)(1)	44	426
Copel Distribuição (18.1)	-	-	3,581,979	(2,486,847)(2)	-	1,095,132
Copel Telecomunicações	3,799	-	-	(3,560)(1)	-	239
Compagas (18.2)	3,461	-	178,801	(52,693)(2)	-	129,569
Elejor (18.3)	-	-	263,920	(34,497)(2)	101	229,524
UEG Araucária	90	-	-	(73)(1)	-	17
Concession right - Elejor (18.3)	-	22,626	-	(2,828)(2)	-	19,798
Authorization - UEGA (18.4)	-	53,954	-	(7,037)	-	46,917
	9,489	76,580	4,024,700	(2,589,292)	145	1,521,622
Assets with indefinite useful lives
Copel Geração e Transmissão	-	-	-	-	18	18
Compagas	-	-	-	-	20	20
	-	-	-	-	38	38
	9,489	76,580	4,024,700	(2,589,292)	183	1,521,660
In progress
Copel Geração e Transmissão (18.5)	-	-	9,048	-	209	9,257
Copel Distribuição (18.1)	-	-	590,699	-	-	590,699
Copel Telecomunicações	819	-	-	-	-	819
Compagas	-	-	28,557	-	-	28,557
Elejor	-	-	-	-	27	27
	819	-	628,304	-	236	629,359
Special liabilities
Copel Distribuição (18.6)	-	-	(387,046)	64,240	-	(322,806)
	-	-	(387,046)	64,240	-	(322,806)
						1,828,213
(1) Annual amortization rate: 20%
(2) Amortization over the term of the concession

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Rights of use	Concession	Concession	Accumulated
	of software	rights	contracts	amortization	Other	Total
						01.01.2009
In service
Assets with finite useful lives
Copel Geração e Transmissão	2,087	-	-	(1,520) (1)	43	610
Copel Distribuição (18.1)	-	-	3,480,661	(2,313,329) (2)	-	1,167,332
Copel Telecomunicações	4,094	-	-	(3,121) (1)	-	973
Compagas (18.2)	3,455	-	159,489	(43,782) (2)	-	119,162
Elejor (18.3)	-	-	263,920	(25,251) (2)	101	238,770
UEG Araucária	90	-	-	(67) (1)	-	23
Concession right - Elejor (18.3)	-	22,626	-	(2,074) (2)	-	20,552
Authorization - UEGA (18.4)	-	53,954	-	(4,691)	-	49,263
	9,726	76,580	3,904,070	(2,393,835)	144	1,596,685
Assets with indefinite useful lives
Copel Geração e Transmissão	-	-	-	-	18	18
Compagas	-	-	-	-	20	20
	-	-	-	-	38	38
	9,726	76,580	3,904,070	(2,393,835)	182	1,596,723
In progress
Copel Geração e Transmissão (18.5)	-	-	8,152	-	-	8,152
Copel Distribuição (18.1)	-	-	472,408	-	-	472,408
Copel Telecomunicações	135	-	-	-	-	135
Compagas	-	-	33,671	-	-	33,671
Elejor	-	-	-	-	27	27
	135	-	514,231	-	27	514,393
Special Liabilities
Copel Distribuição (18.6)	-	-	(395,535)	20,108	-	(375,427)
	-	-	(395,535)	20,108	-	(375,427)
						1,735,689
(1) Annual amortization rate: 20%
(2) Amortization over the term of the concession

Changes in intangible assets by category

		Concession		Concession
Balances		contracts	Software	rights	Other	Total
As of January 1, 2009		1,661,969	3,756	69,815	149	1,735,689
Capitalizations		641,864	1,282	-	-	643,146
Transfer to receivables related to concession		(314,934)	-	-	-	(314,934)
Amortization quotas - concession and authorization		(192,610)	(1,201)	(3,100)	-	(196,911)
Disposal		(38,267)	(461)	-	-	(38,728)
Other		(49)	-	-	-	(49)
As of December 31, 2009		1,757,973	3,376	66,715	149	1,828,213
Capitalizations		579,451	25,408	-	2,764	607,623
Transfer to receivables related to concession		(412,256)	-	-	-	(412,256)
Amortization quotas - concession and authorization		(210,602)	(1,268)	(3,100)	-	(214,970)
Disposal		(7,581)	(27)	(44,572)	-	(52,180)
Other		(7,479)	-	-	3	(7,476)
As of December 31, 2010		1,699,506	27,489	19,043	2,916	1,748,954

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Changes in intangible assets – analytical breakdown

			Concession Contract			Other	Concession/
			special liabilities				authorization
Balances	in service	progress	in service	progress	in service	progress	(negative goodwill)	Total
As of January 1, 2009	1,523,166	514,230	(270,206)	(105,221)	3,742	163	69,815	1,735,689
Expenditure program	-	679,248	-	-	-	1,122	-	680,370
Customer contributions	-	-	-	(57,422)	-	-	-	(57,422)
ANEEL grant - use of public property	-	946	-	-	-	-	-	946
Present value adjustments - ANEEL grant	-	(50)	-	-	-	-	-	(50)
Capitalizations - to receivables related to concession	-	(380,844)	-	65,910	-	-	-	(314,934)
Capitalizations - to intangible assets in service	175,150	(175,150)	(28,539)	28,539	218	(218)	-	-
Amortization quotas - concession and authorization	(236,928)	-	44,318	-	(1,201)	-	(3,100)	(196,911)
Write-offs	(7,448)	(9,765)	(185)	-	(130)	(12)	-	(17,540)
Transfer to investments - assets for future use	(1,465)	(311)	-	-	-	-	-	(1,776)
Transfer to p., p., &e. in service	-	-	-	-	(159)	-	-	(159)
As of December 31, 2009	1,452,475	628,304	(254,612)	(68,194)	2,470	1,055	66,715	1,828,213
Expenditure program	-	655,411	-	-	-	28,177	-	683,588
Customer contributions	-	-	-	(89,177)	-	-	-	(89,177)
ANEEL grant - use of public property	-	40,243	-	-	-	-	-	40,243
Present value adjustments - ANEEL grant	-	(27,042)	-	-	-	-	-	(27,042)
Capitalizations - to receivables related to concession	-	(482,145)	-	69,889	-	-	-	(412,256)
Capitalizations - to intangible assets in service	172,084	(172,084)	(22,936)	22,936	1,150	(1,150)	-	-
Amortization quotas - concession and authorization	(247,060)	-	46,068	-	(1,268)	-	(3,100)	(205,360)
Amortization quotas - PASEP/COFINS credits	(12,060)	-	2,449	-	-	-	-	(9,611)
Write-offs	(12,090)	(2,752)	-	-	(29)	-	(44,572)	(59,443)
Transfer to investments - assets for future use	-	15	-	-	-	-	-	15
Transfer to p., p., &e. in service	(216)	-	-	-	-	-	-	(216)
As of December 31, 2010	1,353,133	639,950	(229,031)	(64,546)	2,323	28,082	19,043	1,748,954

18.1     Concession - Copel Distribuição

The concession’s intangible assets represent the right to operate construction services and electricity supply services and will be recovered through customer consumption and billing.

ANEEL establishes the estimated economic useful life of each asset that makes up the energy distribution infrastructure, for purposes of tariff setting and also of assessment of the amount of compensation to be paid for revertible assets at the end of the concession's term. This estimate is reasonable and adequate for accounting and regulatory purposes and represents the best estimate of the assets’ economic useful lives accepted by the industry.

The amortization of intangible assets reflects the pattern of estimated accrual of the corresponding economic benefits by Copel Distribuição, with expectation of average amortization of 15% a year, limited to the term of the concession.

The residual amount of each asset remaining over the term of the concession is allocated as accounts receivables related to the concession (Note 9).

18.2     Concession Contract - Compagas

These intangible assets are related to the construction of infrastructure and the acquisition of the necessary assets for the operation of gas distribution services and to the right to collect from customers for gas supply. The construction of infrastructure and the acquisition of assets are deemed service rendering by the granting authority.

The amortization of intangible assets reflects the pattern of estimated corresponding economic benefits to be earned by Compagas.

At the end of the concession, the assets related to gas distribution service shall revert to the granting authority, and Compagas shall be reimbursed for the investments made based on their amortized replacement value, assessed through an independent auditing company, based on the values to be determined then.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.3     Concession Contract - Elejor

Concession Contract

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets have been amortized over the term of the concession contract, and the corresponding liability has been amortized by payments. (Note 26 - Accounts payable related to concession – use of public property).

Concession Rights

The acquisition of the shares held by Triunfo Participações S.A., on December 18, 2003, resulted in total concession intangible asset of R$22,626. The straight line method of amortization of the concession intangible asset was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of operations as of December 31,2010 was R$754 (R$754 as of December 31,2009).

18.4     Authorization - UEG Araucária

The acquisition on May 31, 2006 of the quotas held by El Paso Empreendimentos e Participações Ltda., controlling holder of UEG Araucária Ltda., resulted in authorization rights in the amount of R$53,954. During the fiscal year ended on December 31, 2010, the Company verified that there are internal indicators pointing to the possibility of certain assets being over their recoverable value, particularly the asset related to the low recurring dispatch of the thermal facility's total energy output capacity. In light of these indicators and the impairment tests based on its value in use, Company management decided to fully write-off the amount, of R$44,571 as of December 31, 2010.

18.5     Copel Geração e Transmissão

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets have been amortized over the term of the concession contract, and the corresponding liability has been amortized through payments. (Note 26 - Accounts payable related to concession – use of public property).

On December 31, 2010, the Group had R$10,926 (R$9,048 as of December 31, 2009 and R$8,152 as of January 1, 2009) recorded in connection with the Mauá Power Plant Concession Contract and R$11,323 recorded in connection with the Colíder Power Plant.

18.6     Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, state, and municipal funds, and special credits assigned to the investments in facilities related to a concession.

The scheduled date for settlement of these liabilities was the concession expiration date. ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, as amended by Resolution no. 338, dated November 25, 2008, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic tariff review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to ANEEL Ruling no. 3,073/06 and Circular Letter no. 1,314/07. Amortization is calculated based on the same average depreciation rate of the corresponding assets.

18.7     Recoverable value of intangible assets (finite useful lives)

The Company has assessed the recoverable value of its intangible assets based on the present value of the corresponding estimated future cash flows.

The values assigned to the assumptions represent Company management’s evaluation of the energy industry’s future trends and are based both on external sources of information and on historical data.

Cash flows have been estimated based on the Company’s operating results and projections until the end of the concession, under the following main assumptions:

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•         Organic growth compatible with historical data and the Brazilian economy's growth prospects; and

•         The average discount rate obtained through a methodology commonly employed on the market, taking into account the weighted average cost of capital (WACC), as discussed in Note 17.6.

The recoverable value of these assets exceeds their book value, so there are no impairment losses to record, except for the write-off of UEG Araucária’s authorization rights, as discussed in Note 18.4.

18.8     Energy Universalization and the Luz para Todos Program

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

On November 11, 2003, Decree no. 4,873 established the National Program for the Universalization of Electric Energy Use and Access, named Luz para Todos (“Light for Everyone”), which aims to provide electricity to the share of Brazil’s rural population, focused on family agriculture, which does not yet have access to this public service. This program is coordinated by the Ministry of Mines and Energy (MME) and carried out with the participation of Eletrobras. In Paraná, the Ministry is represented by Eletrosul, and the participants are the State Government and Copel. Furthermore, the program is integrated with several social and rural development programs implemented by the Federal Government and by State Governments, to ensure that the rural electrification efforts result in increased agricultural output, in increased income and in social inclusion, providing better standards of living to the rural communities. The program has been extended until December 31, 2011, under Decree no. 7,324, dated October 5, 2010, to cover the completion of the Luz para Todos Program’s construction work under contract with Eletrobras.

In 2010, the program connected 13,036 new customers, reaching roughly 72,000 since its inception; this figure is expected to reach 78,000 by December 2011, thus concluding universalization within Copel's concession area.

Copel signed with Eletrobras four financing and subsidy agreements, in the amount of R$278,166. The first two ones have already been fully executed. Only two contracts are still under way: ECFS no. 206/07, under which the Company received R$88,501, of which R$75,858 came from RGR funds and R$12,643 from CDE funds, out of the estimated total of R$109,642; and ECFS no. 273/09, under which the Company received R$19,183, of which R$16,443 came from RGR funds and R$2,740 from CDE funds, out of the estimated total of R$63,944.

The total estimated investments under the contracts for the program are broken down below:

Source	R$	Share
Federal Government - CDE subsidy	62,882	19%
Government of the State of Paraná	33,002	10%
RGR Financing	168,129	51%
Contractor - COPEL	66,007	20%
Program total	330,020	100%

As of December 31, 2010, the total amount invested in the Luz para Todos program was R$322,598.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19        Payroll, social charges and accruals

	12.31.2010	12.31.2009	01.01.2009
Social liabilities
Taxes and social contributions	29,987	28,574	26,659
Social charges on paid vacation and 13th salary	18,866	17,458	15,896
	48,853	46,032	42,555
Labor liabilities
Payroll, net	242	178	103
Vacation	60,022	55,602	50,909
Profit sharing	66,151	64,995	65,816
Accruals for voluntary termination program	314	24,291	-
Compensation - voluntary termination	-	15,859	-
Assignments to third-parties	2	-	5
	126,731	160,925	116,833
	175,584	206,957	159,388

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

20        Suppliers

	12.31.2010	12.31.2009	01.01.2009
Transmission network use charges
Basic Network	62,948	63,209	57,096
Energy transmission	4,537	4,310	4,182
Connections	286	274	265
	67,771	67,793	61,543
Electricity suppliers
Eletrobrás (Itaipu)	74,316	80,104	100,040
Furnas Centrais Elétricas S.A.	39,317	34,375	32,757
Companhia Hidro Elétrica do São Francisco - Chesf	35,136	33,696	32,108
Petróleo Brasileiro S.A. - Petrobras	17,096	3,318	1,385
Spot Market - CCEE (Note 34)	19,695	1,859	27,976
Companhia Energética de São Paulo - Cesp	14,356	12,031	11,488
Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.	14,185	11,330	10,234
Mechanism for the Offsetting of Surpluses and Deficits - MCSD	14,002	10,018	3,031
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte	11,395	10,856	10,316
Itiquira Energética S.A.	10,025	10,000	9,247
Dona Francisca Energética S.A.	5,506	5,100	5,128
Companhia Energética de Minas Gerais - Cemig	5,419	6,530	4,660
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	4,012	3,819	3,632
Light S.A.	2,993	2,838	2,710
CPFL Energia S.A.	-	10,041	994
Other suppliers	19,488	10,482	6,663
	286,941	246,397	262,369
Materials and services
Petróleo Brasileiro S.A. - Petrobras - gas purchase by Compagas	25,720	23,166	36,775
Petróleo Brasileiro S.A. - Petrobras - renegotiation (20.1)	48,312	43,949	-
Petróleo Brasileiro S.A. - Petrobras - renegotiation - noncurrent (20.1)	144,936	175,796	214,157
Other suppliers	183,824	162,224	137,145
	402,792	405,135	388,077
	757,504	719,325	711,989
Current	612,568	543,529	497,832
Noncurrent	144,936	175,796	214,157

20.1     Petróleo Brasileiro S.A. – Petrobras - renegotiation

On March 6, 2006, Copel signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermoelectric Power Plant. This agreement comprised the signing of an Out-of-Court Agreement, under which Copel Generation Company, with Copel as joint debtor, acknowledged a R$150,000 debt to Petrobras, as the assignee of Compagas’ credits to Copel Geração, which shall be paid in 60 monthly installments adjusted by the Selic rate, starting in January 2010.

On May 30, 2006, Copel Geração signed a Statement for the Retification of mutual settlement with Compagas under which both parties fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Agreement and the acknowledgement of debt signed by them and by Petrobras, with the participation of Copel. The acknowledgement of debt by Copel Geração remains.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

20.2     Main power purchase agreements

The table below features the main power purchase agreements signed in the regulated power trading environment. These contracts are shown at original value and are restated annually according to the IPCA inflation index.

	Period of	Purchased power	Date of	Average purchase
	supply	(annual avg. MW)	auction	price (R$/MWh)
Auction of power from existing facilities
1st Auction - 2005 Product	2005 to 2012	942.92	12.07.2004	57.51
1st Auction - 2006 Product	2006 to 2013	450.88	12.07.2004	67.33
1st Auction - 2007 Product	2007 to 2014	9.79	12.07.2004	75.46
2nd Auction - 2008 Product	2008 to 2015	67.65	04.02.2005	83.13
4th Auction - 2009 Product	2009 to 2016	43.25	10.11.2005	94.91
5th Auction - 2007 Product	2007 to 2014	160.04	12.14.2006	104.74
		1,674.53
Auction of power from new facilities
1st Auction - 2008 Hydro Product	2008 to 2037	3.61	12.16.2005	106.95
1st Auction - 2008 Thermal Product	2008 to 2022	28.56	12.16.2005	132.26
1st Auction - 2009 Hydro Product	2009 to 2038	3.26	12.16.2005	114.28
1st Auction - 2009 Thermal Product	2009 to 2023	41.59	12.16.2005	129.26
1st Auction - 2010 Hydro Product	2010 to 2039	66.32	12.16.2005	114.57
1st Auction - 2010 Thermal Product	2010 to 2024	64.30	12.16.2005	121.81
3rd Auction - 2011 Hydro Product	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction - 2011 Thermal Product	2011 to 2025	54.22	10.10.2006	137.44
4th Auction - 2010 Thermal Product	2010 to 2024	18.32	07.26.2007	134.64
5th Auction - 2012 Hydro Product	2012 to 2041	52.50	10.16.2007	129.14
5th Auction - 2012 Thermal Product	2012 to 2026	117.27	10.16.2007	128.37
6th Auction - 2011 Thermal Product	2011 to 2025	51.07	09.17.2008	128.42
7th Auction - 2013 Hydro Product	2013 to 2042	12.24	09.30.2008	98.98
7th Auction - 2013 Thermal Product	2013 to 2027	303.99	09.30.2008	145.23
Santo Antonio	2012 to 2041	106.00	12.10.2007	78.87
Jirau	2013 to 2042	141.51	05.19.2008	71.37
		1,122.42

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21        Loans and Financing

					Current			Noncurrent
					liabilities			liabilities
			12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
	Principal amount	Interest	Total
Foreign currency
IDB (21.1)	9,066	167	9,233	19,148	25,938	-	9,189	36,552
National Treasury (21.2)	4,731	547	5,278	5,625	8,647	51,397	58,654	85,359
Banco do Brasil	-	-	-	-	6,517	-	-	-
Eletrobrás	5	-	5	5	7	15	22	36
	13,802	714	14,516	24,778	41,109	51,412	67,865	121,947
Local currency (reais)
Banco do Brasil (21.3)	194	12,585	12,779	10,409	16,410	691,007	330,190	330,389
Eletrobrás (21.4)	44,632	11	44,643	38,182	34,411	257,673	261,142	275,207
Eletrobrás - Elejor	-	-	-	-	-	-	117	26,092
BNDES - Compagas (21.5)	6,330	-	6,330	6,349	6,526	43	6,394	13,111
Finep (21.6)	1,952	15	1,967	156	5	5,855	6,940	2,310
BNDES (21.7)	-	1,389	1,389	884	-	137,496	55,748	-
Banco do Brasil - BNDES transfer (21.8)	-	1,471	1,471	940	-	137,496	55,748	-
	53,108	15,471	68,579	56,920	57,352	1,229,570	716,279	647,109
	66,910	16,185	83,095	81,698	98,461	1,280,982	784,144	769,056

Breakdown of loans and financing by currency and index

Currency (equivalent in reais) / Index
	12.31.2010%		12.31.2009%		01.01.2009%
Foreign currency
U.S. dollar	56,695	4.16	64,306	7.43	94,049	10.84
Yen	-	-	-	-	6,517	0.75
IDB currency basket	9,233	0.68	28,337	3.27	62,490	7.20
	65,928	4.84	92,643	10.70	163,056	18.79
National currency (reais)
Noncurrent Interest Rate (TJLP)	285,709	20.94	132,055	15.25	2,335	0.27
General Price Index - Market (IGP-M)	616	0.05	874	0.10	930	0.11
Fiscal Reference Unit (UFIR)	125,363	9.19	94,651	10.93	71,361	8.23
Eletrobrás Financing Rate (FINEL)	176,954	12.97	204,671	23.64	264,349	30.47
BNDES Monetary Unit (UMBND)	6,373	0.47	1,105	0.13	19,637	2.26
Interbank Deposit Certificate (CDI)	703,134	51.54	339,843	39.25	345,849	39.87
	1,298,149	95.16	773,199	89.30	704,461	81.21
	1,364,077	100.00	865,842	100.00	867,517	100.00

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Indicators and variations in the main foreign currencies and rates applied to the Company’s loans and financing

Currency/index					Variation (%)
			12.31.2010	12.31.2009	01.01.2009
U.S. dollar			(4.31)	(25.49)	31.94
IDB currency basket			3.86	0.17	6.22
TJLP			6.00	6.12	6.27
IGP-M			11.32	(1.72)	9.81
FINEL			2.18	(0.35)	1.90
UMBND			(3.76)	(25.66)	33.86
CDI			24.44	(37.22)	21.82

Maturity of noncurrent installments

	Foreign	National
	currency	currency
			12.31.2010	12.31.2009	01.01.2009
2010	-	-	-	-	73,988
2011	-	-	-	64,301	68,064
2012	3,486	64,215	67,701	53,773	50,069
2013	2,236	185,932	188,168	53,002	48,257
2014	1,121	515,396	516,517	381,300	376,151
2015	-	183,780	183,780	48,748	44,368
2016	-	46,919	46,919	32,545	26,767
2017	-	30,188	30,188	16,158	6,719
2018	-	29,278	29,278	15,248	5,975
2019	-	26,530	26,530	12,500	3,726
2020	-	23,935	23,935	10,628	2,456
2021	-	18,834	18,834	6,970	5
2022	-	17,186	17,186	6,968	-
After 2022	44,569	87,377	131,946	82,003	62,511
	51,412	1,229,570	1,280,982	784,144	769,056

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Changes in loans and financing

	Foreign currency		National currency
	Current	Noncurrent	Current	Noncurrent	Total
As of January 1, 2009	41,109	121,947	57,352	647,109	867,517
Funds raised	-	-	-	144,262	144,262
Charges	6,199	-	63,265	3,340	72,804
Monetary and exchange variation	(8,290)	(27,161)	(57)	(1,144)	(36,652)
Transfers	26,921	(26,921)	77,288	(77,288)	-
Amortization of principal amounts	(17,221)	-	(45,766)	-	(62,987)
Amortization of interest and variations	(23,940)	-	(95,162)	-	(119,102)
As of December 31, 2009	24,778	67,865	56,920	716,279	865,842
Funds raised	-	-	-	552,479	552,479
Charges	3,491	-	82,096	11,850	97,437
Monetary and exchange variation	(928)	(1,687)	441	3,494	1,320
Transfers	14,766	(14,766)	54,532	(54,532)	-
Amortization of principal amounts	(12,777)	-	(33,816)	-	(46,593)
Amortization of interest and variations	(14,814)	-	(91,594)	-	(106,408)
As of December 31, 2010	14,516	51,412	68,579	1,229,570	1,364,077

21.1     Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on January 15, 1991, in the amount of US$135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the fourth quarter of 2010 was 4.13% p.a. The agreement features provisions providing for termination in the following cases:

•         default by the debtor on any other obligation set forth in the agreement or agreements signed with the bank for financing of the project;

•         withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

•         default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

•         ratio between current assets and total current commercial and bank financing, except for the current share of noncurrent indebtedness and dividends to be reinvested, lower than 1.2; and

•         ratio between noncurrent indebtedness and equity exceeding 0.9.

This agreement is guaranteed by the Federal Government and by mortgage and fiduciary guarantees.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.2     Department of the National Treasury - STN

The restructuring of medium and noncurrent debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)
				12.31.2010	12.31.2009	01.01.2009
Par Bond	30	04.15.2024	30	26,591	27,787	37,296
Capitalization Bond	20	04.15.2014	10	7,947	10,673	17,507
Debt Conversion Bond	18	04.15.2012	10	3,761	6,568	12,368
Discount Bond	30			18,376	19,251	25,896
New Money Bonds	15			-	-	466
Flirb	15			-	-	473
				56,675	64,279	94,006

The annual interest rates and repayments are as follows:

Bond type	Annual interest rates (%)	Payments
Par Bond	6.0	single
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single
New Money Bonds	Six-month LIBOR + 0.8750	semi-annual
Flirb	Six-month LIBOR + 0.8125	semi-annual

As collateral for this agreement, the Company has assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$10,850 and R$15,430 as of December 31, 2010 (R$9,990 and R$14,205 as of December 31, 2009 and R$15,460 and R$22,408 as of January 1, 2009), respectively (Note 6).

21.3     Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1)       Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil, signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. and guaranteed by Copel’s accounts receivable.; and

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2)     The following Parent Company credit notes:

	Issue	Principal	Financial charges	Principal
Credit notes	date	maturity	due semi-annually	amount	Charges	Total
Commercial no. 330.600.129	01.31.2007	01.31.2014	106.5% of the average CDI rate	29,000	1,331	30,331
Industrial no. 330.600.132	02.28.2007	02.28.2014	106.2% of the average CDI rate	231,000	8,531	239,531
Industrial no. 330.600.151	07.31.2007	07.31.2014	106.5% of the average CDI rate	18,000	827	18,827
Industrial no. 330.600.156	08.28.2007	08.28.2014	106.5% of the average CDI rate	14,348	531	14,879
Industrial no. 330.600.157	08.31.2007	08.31.2014	106.5% of the average CDI rate	37,252	1,362	38,614
				329,600	12,582	342,182

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

3)     Fixed Credit Assignment Agreement no. 21/02255-4, in the amount of R$350,000, signed by Copel Distribuição and Banco do Brasil on September 10, 2010, for the single purpose of financing working capital.

This debt will be paid in three annual and consecutive installments, the first one due on August 25, 2013, in the amount of R$116,666, and the others in the amount of R$116,667, due on July 11, 2014 and August 15, 2015, plus financial charges proportional to the share of the principal amount being paid off, so that the payment of the final installment will repay the debt in full.

The outstanding amounts will be subject to charges based on the basic return rate of the Brazilian "poupança"  (national savings account or IRP) plus additional charges based on the fluctuating interest rate that will be calculated exponentially, based on the daily equivalent rate (calendar year of 365 or 366 days). The actual rate resulting from the combination of the fluctuating interest rate and the IRP will be equivalent, for each period of calculation, to 98.5% of the variation of the Interbank Deposit Certificate rate (CDI) for the same period. Charges will be accrued and capitalized monthly in the account linked to the agreement, on the due date and upon settlement of the debt, for payment together with the principal amount installments.

To ensure the payment of any liabilities under this agreement, Copel Distribuição has committed to assign, attach, and pledge in favor of Banco do Brasil trade notes, duly endorsed and accompanied by the corresponding signed authorization for withdrawal.

The contract contains provisions on accelerated maturity in certain conditions.

The amount of R$350,000 was made available to the Company in full on September 10, 2010.

21.4     Eletrobras – Centrais Elétricas Brasileiras S.A.

Loans originated from the Eletrobras Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.0% to 8.0% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

Contract ECFS – 142/06, was signed on May 11, 2006 by Copel Distribuição and Eletrobras, in the amount of R$74,340, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$42,480 came from RGR funds, and R$31,860 were economic subsidies from CDE (Conta de Desenvolvimento Energético or Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018.

The total funds received under this contract amount to R$63,104, of which R$36,056 came from RGR funds and R$27,048 from CDE funds. There will be no further disbursements under this agreement.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Contract ECFS – 206/07 was signed on March 3, 2008 by Copel Distribuição and Eletrobras, in the amount of R$126,430, for use in the “Luz para Todos” rural electrification program. On September 14, 2010, amendment ECFS-206-D/2010 was signed, changing the financed amount to R$109,642, of which R$93,979 are from RGR funds and R$15,663 are economic subsidies. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on August 30, 2020. In August 2008, Copel withdrew R$37,929, of which R$32,511 came from RGR funds and R$5,418 from CDE funds. In June 2009, the Company received R$25,286, of which R$21,674 came from RGR funds and R$3,612 from CDE funds. In March 2010, the Company received R$25,286, of which R$21,674 came from RGR funds and R$3,612 from CDE funds.

Contract ECFS – 273/09, was signed on February 18, 2010 by Copel Distribuição and Eletrobras, in the amount of R$63,944, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$54,809 came from RGR funds, and R$9,134 were economic subsidies from CDE funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on November 30, 2012. In December 2010, Copel withdrew R$19,183, of which R$16,443 came from RGR funds and R$2,740 from CDE funds.

These loans are secured by Copel’s own revenues, pursuant to a mandate issued by public act, and by the issue of promissory notes in the same number of outstanding installments.

21.5     BNDES - Compagas

Financing from BNDES for the expansion of the Company’s gas distribution network. This financing agreement is divided into subcredits, a part of which is restated by an interest rate of 4% p.a. plus the TJLP long-term interest rate, and the remainder by the variation of the BNDES Monetary Unit (UMBND). This agreement does not contain restrictive provisions, and the final installment is due on January 15, 2012.

This financing is guaranteed by Compagas’ gas supply receivables, corresponding to two financing installments, which shall be deposited exclusively and kept in a checking account at Banco Itaú S.A.

21.6     Financiadora de Estudos e Projetos - FINEP

1)     Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Generation Research and Development Project for 2007".

The total credit amounts to R$5,078. The first installment, in the amount of R$1,464, was released in April 2008, the second one, in the amount of R$2,321, was released in May 2009, the third one, in the amount of R$866, was released in December 2010 and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to interest of 6.37% p.a., resulting from the equalization factor, due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014.

 In order to guarantee the contract, Copel Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited.

2)     Loan agreement no. 02070790-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Transmission Research and Development Project for 2007".

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The total credit amounts to R$3,535. The first installment, in the amount of R$844, was released in October 2008, the second one, in the amount of R$2,451, was released in December 2009, and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to interest of 6.13 % p.a., resulting from the equalization factor, due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014.

 In order to guarantee the contract, Copel Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited.

3)       Loan agreement no. 02100567-00, signed on November 29, 2010 to partially cover expenses incurred in the preparation of Copel Telecomunicações’ "BEL Project”. No disbursements under this agreement have been made as of the date hereof.

The R$52,198 credit shall be made available in six installments, to the extent FINEP has financial and budget availability to do so. The principal amount of this debt will be subject to interest of 4% p.a., resulting from the equalization factor, due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 81 monthly and successive installments, the first one due on August 15, 2012, and the last one on April 15, 2019.

21.7     BNDES - Copel Geração e Transmissão

On March 17, 2009, Copel Geração e Transmissão signed with BNDES Loan Agreement no. 08.2.0989.1, with Copel as a intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$169,500, which will be released in installments as funds are required and pursuant to BNDES' financial scheduling.

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

The first installment was made available in July 2009, in the amount of R$55,748, the second one, in February 2010, in the amount of R$29,193, and the third one, in December 2010, in the amount of R$52,555.

The contract contains provisions on accelerated maturity in certain conditions.

21.8     Banco do Brasil – Transfer of BNDES funds

On April 16, 2009, Copel Geração e Transmissão signed with Banco do Brasil Loan Agreement no. 21/02000-0, with Copel as an intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$169,500, which will be released in installments pursuant to the Uses and Sources Schedule attached to the agreement.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 2.13% above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount. As a guarantee for the payment of all amounts due under this agreement, Copel Geração e Transmissão has pledged in favor of Banco do Brasil a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Comercialização de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by Copel Geração e Transmissão, BNDES, and Banco do Brasil.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The first installment was made available in August 2009, in the amount of R$55,748, the second one, in March 2010, in the amount of R$29,193, and the third one, in December 2010, in the amount of R$52,555.

The contract contains provisions on accelerated maturity in certain conditions.

22   Debentures

					Current			Noncurrent
					liabilities			liabilities
			12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Debentures	Principal amount	Charges	Total	Total
Parent Company (22.1)	600,000	21,157	621,157	17,238	169,233	-	600,000	600,000
Elejor (22.2)	-	-	-	36,957	25,767	-	153,384	202,116
	600,000	21,157	621,157	54,195	195,000	-	753,384	802,116

Maturity of noncurrent installments

	12.31.2010	12.31.2009	01.01.2009
2010	-	-	36,455
2011	-	636,054	638,454
2012	-	36,054	38,454
2013	-	36,054	38,454
2014	-	33,005	35,409
2015	-	11,105	13,290
2016	-	1,112	1,600
	-	753,384	802,116

Changes in the balances of debentures

	Current	Noncurrent
	liabilities	liabilities	Total
As of January 1, 2009	195,000	802,116	997,116
Charges	83,416	-	83,416
Monetary variation	23	234	257
Transfers	48,966	(48,966)	-
Amortization - principal amount	(163,175)	-	(163,175)
Amortization - interest and variations	(110,035)	-	(110,035)
As of December 31, 2009	54,195	753,384	807,579
Charges	62,824	-	62,824
Transfers	753,384	(753,384)	-
Amortization - principal amount	(177,908)	-	(177,908)
Amortization - interest and variations	(71,338)	-	(71,338)
As of December 31, 2010	621,157	-	621,157

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.1     Debentures

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

The funds obtained from the public distribution of debentures was used to extend debt maturities through the payment of financial obligations, as well as to the injection of cash. The funds obtained from the Issuance shall be used for the financial settlement of 1/3 of the principal value of the debentures of the 3rd issuance of the Issuer, due on February 1, 2007 and settlement of the principal of the debentures of the 2nd issuance of the Issuer, due on March 1, 2007.

The debentures feature provisions setting forth accelerated maturity in the cases described in Copel’s financial statements as of December 31, 2009.

22.2     Debentures - Elejor

Elejor, in compliance with the changes and conditions contained in the first amendment to its debenture contract, paid off in advance, on March 5, 2010, all the remaining debentures held by BNDESPAR, in the amount of R$181,239. The full outstanding debt to BNDESPAR has been paid.

23   Post-Employment Benefits

23.1     Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

Pension Plans I and II are defined benefit plans, where income is predetermined according to the wage level of each participant, and Plan III is a defined contribution plan.

The cost shares borne by the plans’ sponsors are recorded according to an actuarial valuation prepared annually by independent actuaries pursuant to the rules of IAS 19 and IFRIC 14. The economic and financial assumptions, for purposes of actuarial valuation, are discussed with the independent actuaries and approved by the sponsors’ senior management.

23.2     Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.3     Statement of financial position and statement of operations

 Amounts recognized in the balance sheet, under Post-Employment Benefits, are summarized below:

		12.31.2010	12.31.2009	01.01.2009
Pension plan (23.1)
Benefits Plan - Plan III (DC)		9,111	10,235	9,111
Healthcare plan (23.2)		399,352	365,246	343,398
		408,463	375,481	352,509
	Current	24,255	22,505	21,344
	Noncurrent	384,208	352,976	331,165

The amounts recognized in the statement of operations are shown below:

	2010	2009
Pension plan (DC)	51,801	53,922
Pension plan (DC) - managers	471	217
Healthcare plan - post-employment	48,314	34,052
Healthcare plan	31,090	28,797
Healthcare plan - managers	8	5
	131,684	116,993
(-) Transfers to construction in progress (a)	(7,463)	(7,261)
	124,221	109,732

a) Amount related to the accrual of direct labor from property, plant, and equipment, not taking into account administrative expenses.

The annual estimated cost for 2010, calculated by an independent actuary, resulted in income due to the actuarial gains which are being amortized and whose amounts exceed the regular periodic cost of the plans.

Out of the total costs, R$98,282 (R$85,788 in 2009) and R$25,939 (R$23,944 in 2009) have been included as operating costs and administrative expenses, respectively.

Changes in the post-employment benefits balance

	Current	Noncurrent
	liabilities	liabilities	Total
As of January 1, 2009	21,344	331,165	352,509
Appropriation of actuarial calculation	-	34,052	34,052
Pension and healthcare contributions	82,941	-	82,941
Transfers	12,241	(12,241)	-
Amortizations	(94,021)	-	(94,021)
As of December 31, 2009	22,505	352,976	375,481
Appropriation of actuarial calculation	-	48,314	48,314
Pension and healthcare contributions	83,370	-	83,370
Transfers	17,082	(17,082)	-
Amortizations	(98,702)	-	(98,702)
As of December 31, 2010	24,255	384,208	408,463

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.4     Actuarial valuation pursuant to IAS 19 and IFRS 14

23.4.1. Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2010 and 2009 are shown below:

		2010		2009
	Real	Nominal	Real	Nominal
Economics
Inflation p.a.	-	5.07%	-	5.20%
Discount rate expected return on plan assets rate	6.00%	11.37%	6.00%	11.51%
Compensation increase p.a.	2.00%	7.17%	2.00%	7.30%
Demographics
Mortality table		AT - 2000		AT - 83
Disabled mortality table		AT - 83		AT - 49
Disability table		Light M		Light

23.4.2. Number of participants and beneficiaries

				Pension plan		Healthcare
		DB plan		DC plan		plan
	12.31.2010	12.31.2009	12.31.2010	12.31.2009	12.31.2010	12.31.2009
Number of active participants	8,984	8,735	8,364	8,685	8,384	8,213
Number of inactive participants	6,337	5,863	5,781	5,092	4,677	4,636
Number of dependents	-	-	-	23,927	23,674	24,437
Total	15,321	14,598	14,145	37,704	36,735	37,286

23.4.3. Life expectancy based on average ages - Table AT-2000 (in years)

				DB Plan	SB Plan	DC Plan
As of December 31, 2009
Retired participants				20.85	-	26.48
Pensioner participants				20.82	-	33.68

As of December 31, 2010
Retired participants				20.05	26.67	26.67
Pensioner participants				19.26	-	29.25

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The average age of the inactive members of the Company's pension and healthcare plans is 62.7 years.

23.4.4. Actuarial valuation

	Pension	Healthcare
Benefits plan	plan	plan
			12.31.2010	12.31.2009	01.01.2009
Defined benefit obligation	3,454,626	548,924	4,003,550	3,391,311	3,067,284
Fair value of plan's assets	(3,939,606)	(128,560)	(4,068,166)	(3,620,639)	(3,496,623)
Plan coverage status	(484,980)	420,364	(64,616)	(229,328)	(429,339)
Actuarial gains/losses	-	(21,012)	(21,012)	-	-
Not recognized asset (Note 4.2.6)	484,980	-	484,980	594,574	772,737
Total liability	-	399,352	399,352	365,246	343,398

Actuarial gains or losses arisen from changes in assumptions and/or actuarial adjustments are recognized according to the corridor approach, i.e., gains and losses are only recorded to the extent they exceed 10% of the plan assets or 10% of the accumulated projected employee benefits liabilities.

The actuarial valuation assessment of defined benefit plans is calculated by the projected unit credit cost method. The net assets of the benefit plan are valued according to market values.

 As of December 31, 2010, the balance of accumulated amounts in the defined contribution plan was R$1,643,297 (R$1,420,320 on December 31, 2009).

23.4.5. Changes in actuarial liabilities

	Pension	Healthcare
	plan	plan
Benefit Obligation, beginning of the year 2009	2,613,697	453,587
Service cost	20,398	1,534
Interest cost	289,985	50,274
Benefits paid	(200,067)	(31,672)
Actuarial losses (gains)	191,071	2,504
Benefit Obligation, end of the year 2009	2,915,084	476,227
Service cost	15,760	6,180
Interest cost	311,160	47,277
Benefits paid	(227,651)	(45,750)
Actuarial losses (gains)	440,273	64,990
Benefit Obligation, end of the year 2010	3,454,626	548,924

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.4.6. Changes in actuarial assets

	Pension	Healthcare
	plan	plan
Fair value of plan's assets as of January 1, 2009	3,386,326	110,297
Return on plan assets	384,655	12,519
Contributions sponsor and employees	14,254	63,057
Benefits paid	(200,067)	(70,668)
Actuarial gains (losses)	(75,510)	(4,224)
Fair value of plan's assets as of December 31, 2009	3,509,658	110,981
Return on plan assets	393,702	12,776
Contributions sponsor and employees	25,138	-
Benefits paid	(227,651)	(45,750)
Actuarial gains (losses)	238,759	50,553
Fair value of plan's assets as of December 31, 2010	3,939,606	128,560

23.4.7. Estimated costs

The estimated net periodic plan costs (gains) for 2011, according to the actuarial criteria of IAS 19, for each plan are shown below:

	Pension	Healthcare
	plan	plan	Total
			2011
Cost of current service	22,616	6,507	29,123
Estimated interest cost	383,499	62,313	445,812
Estimated return on plan assets	(441,922)	(13,556)	(455,478)
Estimated employee contributions	(16,885)	-	(16,885)
Costs (revenues)	(52,692)	55,264	2,572

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized according to the corridor approach, i.e., gains and losses are only recorded to the extent they exceed 10% of the plan assets or 10% of the accumulated projected employee benefits liabilities.

23.4.8. Sensitivity Analysis

The following tables feature a sensitivity analysis which shows the effect of a one percent increase or decrease in the assumed rates of variation of pension and healthcare costs on the aggregate service cost and interest cost components of the net periodic post-employment pension and healthcare costs and on the accumulated post-employment pension and healthcare benefit liabilities.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Projected scenarios - December 2011
	Risk	Actual amount	1% increase (*)	1% decrease (*)

Post-employm ent healthcare plan sensitivity
Effect on interest payment cost	1% variation	68,628	78,433	60,291
Effect on liability	1% variation	547,759	624,033	479,688

Pension plan sensitivity
Discount rate	1% variation	-	-1.1%	1.1%
Inflation	1% variation	-	0.0%	0.0%
Wage increase	1% variation	-	0.1%	-0.1%
Death rate (1-year increase in life expectancy)	1% variation	-	0.7%	-0.8%
(*) The effect on the interest payment cost and on the liability, in the event of a positive 1% variation, will be 2%, while in the event of a negative variation it will be 0%. The percentages indicate the impact on total liabilities of a 1% increase or decrease in the discount, inflation, wage increase, and death rates.

23.4.9. Employee benefits payable

The estimated benefits to be paid by the Company in the next five years and the total benefits for the following five fiscal years are shown below:

	Pension	Healthcare
	plan	plan	Total

2011	304,685	34,538	339,223
2012	257,257	34,543	291,800
2013	262,652	36,605	299,257
2014	270,625	35,343	305,968
2015	279,197	36,789	315,986
2016-2020	1,590,725	217,241	1,807,966

23.4.10. Asset allocation and investment strategy

The asset allocation for the Company’s pension and healthcare plans at the end of 2010 and 2009 and the allocation goal for 2011, by asset category, are shown below:

	Goal for 2011	2010	2009
Fixed income (a)	85.6%	88.8%	92.2%
Variable income (b)	10.0%	7.6%	4.0%
Loans (c)	1.6%	1.6%	1.7%
Real estate (d)	1.6%	1.7%	1.8%
Structured investments (e)	1.0%	0.1%	0.0%
Other	0.2%	0.2%	0.3%
	100.0%	100.0%	100.0%

The plan assets are valued according to the following assumptions about fair market value:

a) Fixed Income – securities which yield interest revenues based on a percentage of the daily average interbank interest rate and which are thus deemed market values.

b) Variable income – securities which are valued according to the market prices quoted on the São Paulo Stock Exchange (BOVESPA).

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

c) Loans – loans are valued based on the actual value of the cash flows embedded into them discounted at the current applicable market rate. The Company believes this value represents a fair estimate of the fair market values of these loans.

d) Real estate – the values of real estate are determined by periodic valuation of fair value based on market prices according to independent valuation reports. These independent reporters use the following methodologies to evaluate assets: market value of similar assets or replacement cost.

e) Structured investments - these are investments in quotas of investment funds which hold equity interests, interests in emerging companies, interests in real estate funds and in investment funds classified as multimarket and whose regulations strictly comply with the Brazilian legislation issued by CVM.

The asset composition allowed by the Pension Fund Law may comprise fixed income, variable income, loans, structured investments, and real estate.

The fund management has decided to maintain the historical composition of assets, with very low risk in variable income and strong positions in government debt securities, which yield higher interest rates than the actuarial goals.

Below are the limits set by the Fund management:

	Plans I and II (DB)		Plan III (DC)
	goal (%)(*)	minimum (%)	goal (%)	minimum (%)
Fixed income (**)	89.0%	87.0%	72.0%	50.0%
Variable income	5.0%	0.0%	22.0%	0.0%
Loans	1.0%	0.0%	5.0%	0.0%
Real estate	4.0%	0.0%	0.0%	0.0%
Structured investments	1.0%	0.0%	1.0%	0.0%
(*) Goal based on total investments for each plan
(**) COPEL Foundation management has chosen to hold a more conservative interest in variable income compared to the legal limit, which is 70%, and thus the fixed income allocation increased in 2010 compared to the limits set for 2009

On December 31, 2010 and 2009, the pension plan assets included the following securities issued by Copel:

		Defined benefits pension plan
	12.31.2010	12.31.2009	01.01.2009
Debentures	-	-	5,776
Shares	5,229	1,482	3,600
	5,229	1,482	9,376

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.4.11. Plan assets and expected rate of return

The main categories of plan assets and the expected rate of return for each at the end of the period are shown below:

		Expected return	Fair value of plan assets
	12.31.2010	12.31.2009	12.31.2010	12.31.2009
Fixed income	9.5%	13.8%	4,893,772	4,620,089
Variable income	20.0%	20.0%	408,049	200,906
Loans	15.4%	15.4%	87,610	83,605
Real estate	9.5%	10.0%	91,235	92,458
Structured investments	0.0%	0.0%	3,011	-
Other	12.7%	11.5%	11,953	15,582
Expected weighted average return (*)	10.0%	14.4%	502,727	635,032
(*) The expected weighted average return percentage is obtained by dividing the amount of the expected return by the previous year's investment position. The amount of the expected weighted average return is obtained by multiplying the figures for each segment in the previous year by expected return percentage for the current year.

The overall expected rate of return corresponds to the weighted average of the expected rates for the different categories of plan assets. The evaluation of expected rate of return conducted by Company management is based on historical trends and market analysts' projections for each asset during the term of the respective liability.

The current return on plan assets is R$636,495 (R$726,958 in 2009).

The history of experience adjustments is shown below:

	Pension plan - DB		Healthcare plan
	12.31.2010	12.31.2009	12.31.2010	12.31.2009	12.31.2010	12.31.2009
Present value of the defined benefits liability	(3,454,626)	(2,915,084)	(548,924)	(476,227)	(4,003,550)	(3,391,311)
Fair value of plan assets	3,939,606	3,509,658	128,560	110,981	4,068,166	3,620,639
Deficit / Surplus	484,980	594,574	(420,364)	(365,246)	64,616	229,328
Experience adjustments in plan liabilities	(440,273)	(191,071)	(64,991)	(2,504)	(505,264)	(193,575)
Experience adjustments in plan assets	238,759	(75,510)	50,553	(4,225)	289,312	(79,735)

In 2011, the Company expects to contribute R$59,429 to the pension plan, which includes both defined benefit plans (plans I and II) and the defined contribution plan (plan III), and R$50,559 to the healthcare plan.

23.4.12. Additional information

Copel also sponsors a defined contribution plan for all its employees.

The contributions made in the years ended on December 31, 2010, 2009 and 2008 were R$51,689, R$49,289, and R$43,196.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24   Customer charges due

	12.31.2010	12.31.2009	01.01.2009
Fuel Consumption Account (CCC)	27,607	4,460	22,174
Energy Development Account (CDE)	18,807	17,818	14,904
Global Reversal Reserve (RGR)	9,691	7,245	6,045
	56,105	29,523	43,123

25   Research and Development and Energy Efficiency

Power distribution, generation, and transmission utilities are required to allocate an annual share of 1% of their net operating revenues to power sector research and development and energy efficiency programs, pursuant to Law no. 9,991/00 and ANEEL Resolutions no. 316/08 and 300/08.

The balances set aside by Copel for investment in R&D and EEP projects are broken down below:

Balances accrued for investment in R&D and EEP

	Applied and	Balance to	Balance to	Balance as of	Balance as of	Balance as of
	unfinished	collect	apply	12.31.2010	12.31.2009	01.01.2009
Research and Development - R&D
FNDCT	-	2,686	-	2,686	1,325	18,649
MME	-	1,344	-	1,344	682	9,345
R&D	17,929	-	91,132	109,061	104,561	85,596
	17,929	4,030	91,132	113,091	106,568	113,590
Energy Efficiency Program - EEP	61,627	-	72,005	133,632	104,930	84,973
	79,556	4,030	163,137	246,723	211,498	198,563
			Current	155,991	121,005	126,484
			Noncurrent	90,732	90,493	72,079

Changes in the balances of R&D and EEP

	FNDCT	MME		R&D		EEP
	current	current	current	noncurrent	current	noncurrent	Total
As of January 1, 2009	18,649	9,345	48,087	37,509	50,403	34,570	198,563
Additions	14,831	7,415	2,900	11,933	3,023	16,182	56,284
SELIC interest rate	-	-	1,383	5,448	1,236	5,185	13,252
Transfers	-	-	(18)	18	20,352	(20,352)	-
Execution of programs and payments	(32,155)	(16,078)	-	-	-	-	(48,233)
Concluded projects	-	-	(2,699)	-	(5,669)	-	(8,368)
As of December 31, 2009	1,325	682	49,653	54,908	69,345	35,585	211,498
Additions	15,934	7,948	1,124	15,093	-	21,240	61,339
SELIC interest rate	-	-	638	6,333	-	12,314	19,285
Transfers	-	-	7,606	(7,606)	47,135	(47,135)	-
Execution of programs and payments	(14,573)	(7,286)	-	-	-	-	(21,859)
Concluded projects	-	-	(18,688)	-	(4,852)	-	(23,540)
As of December 31, 2010	2,686	1,344	40,333	68,728	111,628	22,004	246,723

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26   Accounts payable related to concession – use of public property

These refer to concession charges for use of public property (UBP) incurred as of the start of operation of each project until the final date of the concession, with an opposite entry recorded under intangible assets.

		Current liabilities			Noncurrent liabilities
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Copel Geração e Transmissão
Mauá HPP (26.1.1)	-	-	-	10,926	9,048	8,152
Colider HPP (26.1.2)	-	-	-	11,323	-	-
Elejor
Fundão-Santa Clara Hydroelectric Power Complex (26.2.1)	40,984	38,029	38,166	317,850	303,578	311,281
	40,984	38,029	38,166	340,099	312,626	319,433

	Nominal value	Present value
Payments made until December 2010	145,787	145,787
2011	40,798	39,292
2012	38,755	34,793
2013	38,755	32,438
2014	38,755	30,242
After 2014	849,379	326,904
	1,152,229	609,456

In 2010, the Company recorded expenses of R$55,501 and R$8,797 (R$30,326 and R$8,797 in 2009) in the financial expense and intangible asset amortization accounts.

26.1     Generation and Transmission

26.1.1. Mauá Hydroelectric Power Plant (Note 17.7)

As compensation for the use of the public property under this concession contract, Copel shall pay to the Federal Government, from the facility’s start of commercial operation until the 35th year of the concession, or as long as it runs the corresponding hydropower project, monthly installments equivalent to 1/12 of the annual proposed payment of R$643 (51% of 1,262), pursuant to article 6 of Concession Contract no. 001/07 - MME – UHE Mauá.

These installments are restated annually or at the legally applicable intervals, according to the IPCA (Índice de Preços ao Consumidor Amplo or Wide Customer Price Index) inflation index.

The calculation of present value was made taking into account an actual net discount rate of around 5.65% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

The present value of the accounts payable related to concession - use of public property as of December 31, 2010 is R$10,926, under noncurrent liabilities.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26.1.2. Colíder Hydroelectric Power Plant (Note 17.8)

As compensation for the use of the public property under this concession contract, Copel shall pay to the Federal Government, from the facility’s start of commercial operation until the 35th year of the concession, or as long as it runs the corresponding hydropower project, monthly installments equivalent to 1/12 of the annual proposed payment of R$1.256, pursuant to article 6 of Concession Contract no. 001/11 - MME – UHE Colíder.

These installments are restated annually or at the legally applicable intervals, according to the IPCA (Índice de Preços ao Consumidor Amplo or Wide Customer Price Index) inflation index.

The calculation of present value was made taking into account an actual net discount rate of around 7.74% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

The present value of the accounts payable related to concession - use of public property as of December 31, 2010 is R$11,323, under noncurrent liabilities.

26.2     Elejor

26.2.1. Fundão - Santa Clara Hydroelectric Power Complex

As compensation for the use of the public property under this concession contract, Elejor shall pay to the Federal Government, from the 6th until the 35th year of the concession, or as long as it runs the corresponding hydropower projects, monthly installments equivalent to 1/12 of the annual proposed payment of R$19,000, pursuant to the Bidding Confirmation and to article 6 of Concession Contract no. 125/01 – ANEEL – Complexo Energético Fundão – Santa Clara – AHE’s Fundão e Santa Clara.

These installments are restated annually or at the legally applicable intervals, according to the IGP-M inflation index, starting in May 2001.

The main amount on the date of signature of the concession contract was R$570,000. This amount, restated monthly according to the IGP-M inflation index minus the monthly payments already made, totaled R$1,041,968 as of December 31, 2010 (R$1,023,008 as of December 31, 2009).

The original amount on the date of signature of the contract was recorded at present value. On December 31, 2010, this amount was recorded under liabilities for R$358,834, of which R$40,984 were under current liabilities and R$317,850 were under noncurrent liabilities.

The calculation of present value was made taking into account an actual net discount rate of around 11% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

This concession was granted on October 23, 2001, the respective contract was signed on October 25, 2001, and it expires on October 25, 2036.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27   Other Accounts Payable

	12.31.2010	12.31.2009	01.01.2009
Current liabilities
Collected public lighting charge	18,224	17,989	18,669
Financial compensation for use of water resources	16,135	19,402	17,601
Customers	7,107	2,647	1,676
Reimbursements of customer contributions	7,027	18,182	19,737
Collaterals	5,946	4,521	1,723
Insurance companies - premiums payable	3,005	2,251	3,181
Compensation to the Apucaraninha indian community	2,759	2,596	2,498
ANEEL inspection fee	1,638	1,250	1,451
Advance payments from customers	606	3,945	93
Participation in consortia	339	7,309	4,833
Other liabilities	8,522	4,489	4,282
	71,308	84,581	75,744
Noncurrent liabilities
Compensation to the Apucaraninha indian community	-	2,596	4,995
Other liabilities	-	357	1,679
	-	2,953	6,674

28   Reserve for Risks

The Company is a party to several labor, tax and civil claims filed before different courts. Copel’s senior management, based on the opinion of its legal counsel, maintains a reserve for risks in connection with probable chance of an unfavorable outcome.

		12.31.2010		12.31.2009		01.01.2009
		Judicial		Judicial		Judicial
	Risks	Deposits	Risks	Deposits	Risks	Deposits
Tax (28.1)	321,479	26,226	77,858	27,029	263,911	27,004
Labor (28.2)	146,348	25,329	123,259	23,722	95,254	25,345
Employee benefits (28.3)	53,245	-	35,172	-	34,445	-
Civil
Suppliers (28.4)	86,101	70,568	84,024	22,822	52,209	-
Civil and administrative claims (28.5)	73,237	12,002	57,213	10,568	29,987	6,774
Easements (28.6)	9,065	-	14,902	-	15,615	-
Condemnations and real estate (28.6)	132,709	-	125,339	-	119,645	-
Customers (28.7)	5,305	1,677	5,324	1,426	5,465	894
	306,417	84,247	286,802	34,816	222,921	7,668
Environmental claims (28.8)	42	-	10	-	-	-
Regulatory (28.9)	38,847	-	37,010	-	36,851	-
	866,378	135,802	560,111	85,567	653,382	60,017

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Balance as of				Balance as of
	12.31.2009	Additions	Reversals	Payments	12.31.2010
Tax
COFINS tax	-	234,563	-	-	234,563
Other taxes	77,858	22,199	(18,802)	5,661 (1)	86,916
	77,858	256,762	(18,802)	5,661	321,479
Labor	123,259	46,105	(12,190)	(10,826)	146,348
Employee benefits	35,172	28,653	(600)	(9,980)	53,245
Civil
Suppliers	84,024	2,733	(656)	-	86,101
Civil and administrative claims	57,213	44,896	(22,721)	(6,151)	73,237
Easements	14,902	1,614	(7,281)	(170)	9,065
Condemnation and real estate	125,339	8,742	(1,302)	(70)	132,709
Customers	5,324	776	(640)	(155)	5,305
	286,802	58,761	(32,600)	(6,546)	306,417
Environmental claims	10	32	-	-	42
Regulatory	37,010	8,173	(56)	(6,280)	38,847
	560,111	398,486	(64,248)	(27,971)	866,378
(1) Reclassification of current liabilities - other payables

	Balance as of				Balance as of
	01.01.2009	Additions	Reversals	Payments	12.31.2009
Tax
COFINS tax	178,753	5,284	(184,037)	-	-
Other	85,158	2,182	(9,482)	-	77,858
	263,911	7,466	(193,519)	-	77,858
Labor	95,254	55,487	(4,060)	(23,422)	123,259
Employee benefits	34,445	3,641	(1,514)	(1,400)	35,172
Civil
Suppliers	52,209	31,815		-	84,024
Civil and administrative claims	29,987	34,454	(1,712)	(5,516)	57,213
Easements	15,615	6,783	(1,958)	(5,538)	14,902
Condemnation and real estate	119,645	6,398	(688)	(16)	125,339
Customers	5,465	903	(775)	(269)	5,324
	222,921	80,353	(5,133)	(11,339)	286,802
Environmental claims	-	10	-	-	10
Regulatory	36,851	164	(13)	8 (1)	37,010
	653,382	147,121	(204,239)	(36,153)	560,111
(1) Reclassification of current liabilities - other payables

Lawsuits with Likelihood of Losses deemed as probable

28.1     Tax Claims

28.1.1. Contribution for the Financing of Social Security - Contribuição para o Financiamento da Seguridade Social or COFINS

Lawsuit no. 10980.004398/2010-09 – Curitiba Federal Revenue Service Office.

In the second half of 2010, the 4th District Federal Court’s ruling favorable to the Federal Government in lawsuit no. 2000.04.01.100266-9 became final, overturne the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

As a result of this ruling, on December 7, 2010 the Federal Revenue Service Office in Curitiba issued Notice no. 9/2010 to Copel, requesting payment of COFINS tax from August 1995 to December 1996.

This charge results from the Federal Revenue Service’s understanding that Copel had declared in its corporate tax liability statement to be liable for R$40,678 in COFINS taxes due over the disputed period and that the Service's statute of limitations for collection of this debt had been suspensed since the ruling in lawsuit no. 95.0011037-7, which recognized the Company's immunity from the levy of COFINS, became final – this ruling was, however, overturned by the 4th District Federal Court in lawsuit no. 2000.04.01.100266-9.

This understanding by the Federal Revenue Service and the complexity and peculiarity of the facts and of the legal matter involved have led the Chief Legal Office’s to consider the principal amount of R$40,246 a probable loss.

On the other hand, the Company argues in its defense that the declarations contained in its tax liability statements were not acknowledgements of debt, because the liabilities at hand were already under legal dispute (lawsuit no. 95.0011037-7), and that the Federal Revenue Service’s right to collect had already lapsed.

Lawsuit no. 10980.720458/2011-15 – Curitiba Federal Revenue Service Office.

In the second half of 2010, the 4th District Federal Court’s ruling favorable to the Federal Government in lawsuit no. 2000.04.01.100266-9 became final, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

As a result of this ruling, the Federal Revenue Service issued a notice of violation to Copel, requesting payment of COFINS tax from October 1998 to June 2001 on account of the favorable ruling in lawsuit no. 2000.04.01.100266-9.

The Federal Revenue Service believes this ruling suspensed the statute of limitations on its claim to this tax credit.

This understanding by the Federal Revenue Service and the complexity and peculiarity of the facts and of the legal matter involved have led the Chief Legal Office’s to consider the principal amount of R$194,317 a probable loss.

Nevertheless, the Company upholds in its defense, that the Federal Government has run out to claim for this tax credit, due to it had not been recorded in a timely manner, in order to prevent the statue of limitations.

28.1.2. Service Tax (ISS)

These claims involve tax penalties imposed on Copel for not having withheld service tax on the services rendered to the Company by third-parties, in the amount of R$116.

28.1.3. Value -Added Tax on Sales and Services (ICMS)

Most of these claims comprise lawsuits filed by Group A customers disputing the inclusion of their contractual energy demand in the basis for calculation of ICMS, in the amount of R$6,401. In almost all of these lawsuits, courts have excluded Copel as one of the defendants, leaving the State of Paraná as the single defendant, who is liable for a potential refund of ICMS charged illegally on customers’ contractual power demand.

28.1.4. Urban Real Estate Tax (IPTU)

Copel is disputing both administratively and judicially the levy of IPTU charges on its concession-related properties, on grounds that these are tax exempt. In fact, the Company has been successful in some cases of tax executions filed by State municipalities against it, in the amount of R$759.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28.1.5. Social Security Contributions

Copel is party to a wide range of administrative and judicial proceedings involving social security contributions. Most claims filed administratively or judicially, however, involve Copel’s joint liability for the collection of social security contributions levied on services rendered by third-parties. The Company set aside a reserve in the amount of R$30,057 in connection with these claims.

28.1.6. Single Electric Energy Tax – Imposto Único de Energia Elétrica or IUEE

This is a lawsuit filed by city administrations against the Federal Government and Copel, requesting payment of amounts supposedly owed as cash transfers of IUEE, minus the amounts paid in previous lawsuits, totaling R$4,933.

28.1.7. Contribution for Intervention in the Economic Domain – Contribuição de Intervenção no Domínio Econômico or CIDE

This item refers to lawsuits claiming CIDE owed on UEG Araucária royalty payments. First ruling was favorable to the plaintiffs, in the amount of R$3,053.

28.1.8. Other Federal Taxes

The Company is party to other lawsuits regarding federal taxes in the amount of R$41,596.

28.2     Labor claims

Labor claims comprise claims filed by former employees of Copel in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors (joint responsability) and third-parties (secondary responsability) involving indemnity and other matters.

28.3     Employee benefits

These are labor claims by retired Copel employees against the Copel Foundation, which will reflect on the Company.

28.4     Supplier claims

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

Copel Distribuição is disputing in court the validity of the terms and conditions of the power purchase and sale agreements signed with Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A., based on the argument that they grant benefits to the selling companies. At the same time, both companies, after having rescinded the agreements, filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas, which sentenced Copel to the payment of contractual penalties for having caused the rescission of the agreement. Copel has filed for a court order making the arbitration ruling void.

Given that both companies have already withdrawn the amounts in escrow (R$35,913 on June 17, 2010, R$22,823 on October 1, 2009, and R$11,833 on February 3, 2010), the Chief Legal Office has maintained the classification of likely loss. Both companies submitted bank guarantees to withdraw those amounts. In addition to the ongoing legal dispute, outstanding balances under these lawsuits might remain and be enforced, which led Company management to set aside a reserve for risk in the original amount of the debts, which amounted to R$100,286 restated as of December 31, 2010.  Out of this amount, R$14,185 are recorded in the Suppliers account.

28.5     Civil and administrative claims

These claims usually involve compensation for accidents involving power grids and vehicle accidents.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28.6     Easements, condemnation, and real estate

Copel’s real estate claims comprise mostly cases of condemnation and easements, in which compensation is always mandatory pursuant to the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to expropriation of private property or to the imposition of restrictions on the use of property without transfer of title. Lawsuits are usually filed when parties fail to agree on the amount of compensation due.

Ivaí Engenharia de Obras S.A.

In a lawsuit filed before the 1st Fiscal Court of Curitiba, Ivaí Engenharia de Obras S.A. won the right to receive credits from Copel Geração e Transmissão in connection with the execution of contract D-01, which comprised the Jordão River diversion works. These credits were compensation for a supposed economic and financial imbalance in the contract. Based on this ruling, Ivaí filed a separate collection lawsuit before the 4th Fiscal Court of Curitiba and obtained a ruling ordering Copel to pay the amount of R$180,917, as of October 31, 2005, plus restatement by the average between the INPC and IGP-DI inflation indicators, delinquent interest of 1% a month, and 3.2% as legal fees. Copel is appealing this ruling.

Copel then obtained a preliminary injunction, issued by Minister Castro Meira of the Superior Court of Justice (Tribunal Superior de Justiça or STJ) under no. 15,372-PR, suspending the collection suit and the provisional enforcement requested by Ivaí.

The Company is currently waiting for a ruling by Minister Caio Meira on the Special Appeal it filed in the collection suit, under no. 1096906.

Given the particular aspects of this dispute, the Chief Legal Office has deemed it a probable loss. The Company had set aside, as of December 31, 2010, a corresponding reserve for risks in the amount of R$119,787.

28.7     Customer claims

These claims usually involve compensations for damage to electric appliances, moral damages arising from the rendering of services (such as suspension of supply), and lawsuits filed by industrial customers challenging the constitutionality of the tariff increase which became effective during the Brazilian Government’s “Cruzado Plan” and claiming refunds of the amounts involved. The company recognized a reserve to cover probable losses on those lawsuits, regarding the tariff charged to industrial customers in the period from March to November 1986, this charges on late payments. The amount is considered sufficient to cover probable losses.

28.8     Environmental claims

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

28.9     Regulatory claims

The Company is disputing, both administratively and judicially, notifications issued by the regulatory agency in connection with supposed regulatory violations, including the charge of R$33,812 in lawsuits involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which ANEEL Ruling no. 288/2002 is being disputed. The probable success in these lawsuits will result in changes in CCEE (Spot Market) accounting, which would require the recording of a reserve for these amounts, since Copel would be required to pay off the amounts due.

Lawsuits with Losses deemed as possible

The amount related to cases classified as possible losses, estimated by the Company and its subsidiaries as of December 31, 2010, reached R$2,967,755, of which R$115,626 correspond to labor claims; R$32,796 to employee benefits; R$1,629,001 to regulatory claims; R$141,233 to civil claims; and R$1,049,099 to tax claims.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

For one of the tax claims included in the amount of R$1,049,099 described above, a court-ordered attachment of R$181,014 took place in April 2010. Company management is making its best efforts to revert it. Its classification remains as possible loss.

Lawsuits where losses are possible also include the lawsuits described in Note 28.1.1, covering the amount of R$550,331 in penalties and interest. The remaining tax claims with possibility of loss are spread over 369 lawsuits pertaining to miscellaneous tax issues.

Among regulatory claims, one of the most important is the one involving ANEEL Ruling no. 288, in the amount of R$1,473,000, detailed in Note 34. The remaining regulatory claims with possibility of loss are spread over 24 lawsuits pertaining to miscellaneous regulatory matters.

The labor, employee benefits, civil, administrative, environmental, and real estate claims classified as possible loss are spread over approximately 2,827 lawsuits, with individual values estimated by the Company's legal counsel below R$8,407.

The ITR (Imposto sobre Propriedade Territorial Rural or Rural Property Tax) claims usually involve disputes over ITR levied on areas flooded on account of the construction of hydroelectric plants and on areas currently in possession of individuals who have been resettled, also on account of the construction of hydroelectric plants.

Other commitments

Furthermore, Copel had on December 31, 2010 commitments in the amount of R$81,735 (R$89,541 as of December 31, 2009 and R$17,674 as of January 1, 2009), which shall be realized over the next few years.

29   Equity

29.1     Equity attributable to Parent Company

29.1.1. Stock capital

As of December 31, 2010, Copel’s paid-in share capital was R$6,910,000 (R$4,460,000 as of December 31, 2009 and January 1, 2009). The different classes of shares (with no par value) and main shareholders are detailed below:

							In shares
Shareholders	Common		Class A Preferred		Class B Preferred		Total
		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
BM&FBOVESPA (1)	19,488,627	13.44	129,439	33.20	60,679,709	47.32	80,297,775	29.34
NYSE (2)	131,825	0.09	-	-	40,066,921	31.25	40,198,746	14.69
Latibex (3)	-	-	-	-	156,093	0.12	156,093	0.06
Municipalities	178,393	0.12	12,797	3.28	-	-	191,190	0.07
Other shareholders	374,088	0.25	247,695	63.52	35,996	0.02	657,779	0.24
	145,031,080	100.00	389,931	100.00	128,234,364	100.00	273,655,375	100.00
(1) São Paulo Stock, Commodities, and Futures Exchange
(2) New York Stock Exchange
(3) Latin American Securities Market in Euros, linked to the Madrid Stock Exchange

The market value of Company stock as of December 31, 2010 is shown below:

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Number of shares	Market value

Common shares	145,031,080	5,511,181
Class A preferred shares	389,931	16,381
Class B preferred shares	128,234,364	5,321,726
	273,655,375	10,849,288

Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares have priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

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

29.1.2. Shareholder Breakdown

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 12/31/2010 (in shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
OTHER SHAREHOLDERS		21,703,707	14.96	389,931	100.00	100,938,719	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	389,931	100.00	128,234,364	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It holds a shareholders' agreement with the State Government.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 12/31/2009 (in shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
CREDIT SUISSE HEDGING-GRIFFO CV S.A. (FUNDS)		9,774,900	6.74	-	-	175,830	0.14	9,950,730	3.64
BARCLAYS PLC. (FUNDS)		-	-	-	-	7,817,189	6.10	7,817,189	2.86
OTHER SHAREHOLDERS		11,928,807	8.22	394,841	100.00	92,940,790	72.47	105,264,438	38.46
TOTAL		145,031,080	100.00	394,841	100.00	128,229,454	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It holds a shareholders' agreement with the State Government.

In fiscal year 2010, 4,910 shares were converted from class A preferred shares to class B preferred shares.

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 12/31/2010 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
SHAREHOLDERS		Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
MAJORITY SHAREHOLDER		123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
S. MANAGEMENT	BOARD OF DIRECTORS	10,008	-	-	-	10	-	10,018	-
	BOARD OF OFFICERS	102	-	-	-	-	-	102	-
OTHER SHAREHOLDERS		21,693,597	14.96	389,931	100.00	100,938,709	78.71	123,022,237	44.96
TOTAL		145,031,080	100.00	389,931	100.00	128,234,364	100.00	273,655,375	100.00
FREE-FLOAT		21,693,597	14.96	389,931	100.00	100,938,709	78.71	123,022,237	44.96

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 12/31/2009 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
SHAREHOLDERS		Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
MAJORITY SHAREHOLDER		123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
S. MANAGEMENT	BOARD OF DIRECTORS	9	-	-	-	-	-	9	-
	BOARD OF OFFICERS	102	-	-	-	-	-	102	-
OTHER SHAREHOLDERS		21,703,596	14.96	394,841	100.00	100,933,809	78.71	123,032,246	44.96
TOTAL		145,031,080	100.00	394,841	100.00	128,229,454	100.00	273,655,375	100.00
FREE-FLOAT		21,703,596	14.96	394,841	100.00	100,933,809	78.71	123,032,246	44.96

29.1.3. Capital reserves

	12.31.2010	12.31.2009	01.01.2009
Recoverable Rate Deficit Account (CRC)	-	790,555	790,555
Donations and subsidies for investments	-	702	702
Tax incentives - FINAM	-	47,083	47,083
	-	838,340	838,340

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.1.4. Income reserves

	12.31.2010	12.31.2009	01.01.2009
Legal reserve	478,302	428,912	377,590
Investment reserve	2,056,526	2,908,112	2,316,218
Additional proposed dividends	25,779	-	-
	2,560,607	3,337,024	2,693,808

The legal reserve is computed based of 5% of the net income for the fiscal year, before any distributions, limited to 20% of stock capital.

The investment reserve is designed to cover the Company’s expenditure program, pursuant to article 196 of the Brazilian Corporate Law. It is funded by retaining any remaining net income for the fiscal year, after the legal reserve and interest on capital are assigned.

In 2010, after approval by the General Shareholders’ Meeting, R$1,611,660 were incorporated into the Company’s share capital, from the realization of the investment reserve.

29.1.5. Equity Valuation Adjustments

The Company recognized the fair value adjustment of its property, plant, and equipment on the date of first-time adoption of the IFRSs. A counterpart entry to this adjustment, net of deferred income tax and social contribution, was recorded in the equity valuation adjustments account under equity. The realization is accounted for in the retained earnings account, as depreciation and write-off of the property, plant, and equipment fair value adjustment are recorded to income.

Changes in the equity valuation adjustments account

Total
As of January 1, 2009 (Note 4.2.8)	1,750,069
Realization of equity valuation adjustments - deemed cost	(100,899)
As of December 31, 2009	1,649,170
Realization of equity valuation adjustments - deemed cost	(103,117)
As of December 31, 2010	1,546,053

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.1.6. Proposed distribution of dividends

12.31.2010
Calculation of minimum mandatory dividends (25%) - (1)
Net income for the period	987,807
Legal reserve (5%)	(49,390)
Basis of calculation for minimum mandatory dividends	938,417
234,604
Adjusted basis of calculation for dividends
Net income for the period	987,807
Legal reserve (5%)	(49,390)
Realization of equity valuation adjustment	103,117
1,041,534
Proposed dividends, net (25%) - (2)
Interest on capital	200,000
Income tax withheld on IOC	(21,077)
Proposed dividends	81,460
260,383
Additional proposed dividends (2-1)	25,779
Gross value of dividends per share:
Common shares	0.98027
Class A preferred shares	2.52507
Class B preferred shares	1.07854

Gross value of dividends per share category:
Common share	142,170
Class A preferred shares	985
Class B preferred shares	138,305

Taking into account the impact of the increase in depreciation expenses and disposals on account of the application of the new accounting rules on property, plant, and equipment, Company management has chosen to exclude these depreciation and disposal effects for purposes of dividends to be distributed to shareholders, during the realization of the entire difference generated by the new amount. Thus, the basis for calculation of dividends, which until 2009 reflected the adjusted net income for the period pursuant to the Brazilian Corporate Law, will be increased as of 2010 in the same proportion of the realization of the equity evaluation adjustments account.

In 2009, while recording an originally published income of R$1,026,433, the Company distributed R$249,459 as interest on capital and dividends.

Interest on capital is recorded in financial expenses and, for the purposes of preparation of the financial statements, is shown as an allocation of the net income for the fiscal year. In the statement of operations, its reversal was made under a specific item in financial expenses.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.1.7. Income per share – basic and diluted

	12.31.2010	12.31.2009
Basic and diluted numerator
Basic and diluted net income per share category, attributable to parent company
Class A preferred shares	2,050	1,469
Class B preferred shares	486,044	389,668
Common shares	499,713	400,639
	987,807	791,776
Basic and diluted denominator
Weighted average number of shares (in thousands):
Class A preferred shares	393,683	396,319
Class B preferred shares	128,230,612	128,227,976
Common shares	145,031,080	145,031,080
	273,655,375	273,655,375
Basic and diluted earning per share attributable to
Parent Company:
Class A preferred shares	5.2075	3.7066
Class B preferred shares	3.7904	3.0389
Common shares	3.4456	2.7624

The weighted average amount of common shares used in the calculation of the basic earnings per share is reconciliated with the weighted average amount of common shares used in the calculation of diluted earnings per share, since there are no financial instruments with diluting potential.

29.2     Equity attributable to non-controlling interest

	Compagas	Elejor	UEG Araucária	Total
As of January 1, 2009	84,913	1,739	132,225	218,877
Proposed dividends	(9,065)	(1,949)	-	(11,014)
Income (losses) for the period	15,630	6,844	(1,972)	20,502
As of December 31, 2009	91,478	6,634	130,253	228,365
Funds for capital increase	-	30,813	-	30,813
Proposed dividends	(15,949)	-	-	(15,949)
Income (losses) for the period	19,864	4,017	(1,407)	22,474
As of December 31, 2010	95,393	41,464	128,846	265,703

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30   Operating Revenues

	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	& Cofins taxes	ICMS (VAT)	charges	(ISSQN)	revenues
						12.31.2010
Electricity sales to final customers	3,517,008	(327,156)	(948,563)	(27,886)	-	2,213,403
Electricity sales to distributors	1,488,178	(145,462)	(392)	(54,323)	-	1,288,001
Charges for the use of the main
transmission grid	4,295,275	(395,817)	(1,057,679)	(569,358)	-	2,272,421
Construction revenues	663,534	-	-	-	-	663,534
Revenues from telecommunications	129,040	(7,385)	(22,925)	-	(848)	97,882
Distribution of piped gas	300,598	(25,341)	(37,853)	-	(132)	237,272
Other operating revenues	152,414	(14,043)	(3)	(8,808)	(960)	128,600
	10,546,047	(915,204)	(2,067,415)	(660,375)	(1,940)	6,901,113

	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	& Cofins taxes	ICMS (VAT)	charges	(ISSQN)	revenues
						12.31.2009
Electricity sales to final customers	3,250,761	(301,344)	(869,923)	(19,940)	-	2,059,554
Electricity sales to distributors	1,394,806	(141,199)	(310)	(44,140)	-	1,209,157
Charges for the use of the main
transmission grid	3,684,706	(367,084)	(880,808)	(461,697)	-	1,975,117
Construction revenues	601,880	-	-	-	-	601,880
Revenues from telecommunications	104,844	(6,082)	(17,756)	-	(744)	80,262
Distribution of piped gas	261,325	(22,773)	(33,293)	-	(101)	205,158
Other operating revenues	146,045	(17,498)	(6)	(8,589)	(940)	119,012
	9,444,367	(855,980)	(1,802,096)	(534,366)	(1,785)	6,250,140

Regulatory charges

	2010	2009
Regulatory Charges
Energy Development Account (CDE)	226,845	214,504
Fuel Consumptuon Account (CCC)	281,152	184,692
Global Reversal Reserve (RGR)	78,445	78,560
Research and Development and Energy Efficiency Programs - R&D and EEP	61,157	56,284
Other charges	12,776	326
	660,375	534,366

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Power sales to final customers and use of the power grid by customer category

Electicity sales to final customers			Use of the power grid
	2010	2009	2010	2009
Residential	1,156,856	1,071,740	1,336,081	1,142,061
Industrial	1,200,225	1,107,740	1,227,069	1,033,406
Commercial, services, and other activities	760,206	697,997	892,046	748,765
Rural	146,606	135,646	170,367	144,807
Public agencies	102,035	95,853	119,089	102,078
Public lighting	78,226	73,883	91,341	78,839
Public services	72,854	67,902	85,146	72,440
Free customers	-	-	181,323	138,706
Basic Network, BN connections, and connection grid	-	-	2,856	2,407
Operation and maintenance (O&M) revenues	-	-	42,952	42,090
Effective interest revenues	-	-	147,005	179,107
	3,517,008	3,250,761	4,295,275	3,684,706

Power sales to distributors

	Electricity sales to distributors
	2010	2009
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	1,151,485	1,098,636
Bilateral contracts	223,788	197,207
Electric Energy Trading Chamber - CCEE	112,905	98,963
	1,488,178	1,394,806

Other operating revenues

	Other operating revenues
	2010	2009
Other operating revenues
Leases and rents	103,686	97,696
Revenues from services	39,669	38,040
Charged service	7,422	9,179
Other revenues	1,637	1,130
	152,414	146,045

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31   Operating Costs and Expenses

Consolidated operating costs and expenses are broken down below:

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	rev. (exp.),	Total
	services	expenses	expenses	net
					2010
Electricity purchased for resale (31.1)	(1,972,275)	-	-	-	(1,972,275)
Use of main distribution and transmission grid (31.2)	(592,741)	-	-	-	(592,741)
Personnel and management (31.3)	(634,277)	(5,805)	(171,432)	-	(811,514)
Pension and healthcare plans (Note 23)	(97,528)	(666)	(26,027)	-	(124,221)
Materials and supplies (31.4)	(75,533)	(977)	(7,614)	-	(84,124)
Raw materials and supplies for power generation	(22,975)	-	-	-	(22,975)
Natural gas and supplies for the gas business	(144,648)	-	-	-	(144,648)
Third-party services (31.5)	(245,232)	(33,557)	(72,117)	-	(350,906)
Depreciation and amortization	(511,491)	(53)	(27,618)	(3,830)	(542,992)
Accruals and provisions (31.6)	-	(26,424)	-	(336,352)	(362,776)
Construction cost	(662,887)	-	-	-	(662,887)
Other costs and expenses (31.7)	(16,556)	5,016	(48,818)	(235,726)	(296,084)
	(4,976,143)	(62,466)	(353,626)	(575,908)	(5,968,143)

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	rev. (exp.),	Total
	services	expenses	expenses	net
					2009
Electricity purchased for resale (31.1)	(1,816,848)	-	-	-	(1,816,848)
Use of main distribution and transmission grid (31.2)	(553,174)	-	-	-	(553,174)
Personnel and management (31.3)	(630,917)	(4,764)	(174,370)	-	(810,051)
Pension and healthcare plans (Note 23)	(85,243)	(545)	(23,944)	-	(109,732)
Materials and supplies (31.4)	(58,993)	(2,862)	(7,368)	-	(69,223)
Raw materials and supplies for power generation	(21,231)	-	-	-	(21,231)
Natural gas and supplies for the gas business	(128,916)	-	-	-	(128,916)
Third-party services (31.5)	(228,579)	(33,627)	(58,860)	-	(321,066)
Depreciation and amortization	(509,230)	(10)	(26,711)	(3,830)	(539,781)
Accruals and provisions (31.6)	-	(16,448)	-	56,385	39,937
Construction cost	(601,614)	-	-	-	(601,614)
Other costs and expenses (31.7)	5,961	3,975	(143,440)	(141,802)	(275,306)
	(4,628,784)	(54,281)	(434,693)	(89,247)	(5,207,005)

The table below features the balances of construction costs allocated to the respective expense categories:

	2010	2009
Personnel and management	59,305	46,796
Materials and supplies	390,478	381,257
Third-party services	161,880	145,850
Other	51,224	27,711
	662,887	601,614

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.1     Electricity purchased for resale

	2010	2009
Eletrobrás - Centrais Elétricas Brasileiras S.A. (Itaipu)	468,296	521,023
Furnas Centrais Elétricas S.A. - auction	357,763	322,514
Companhia Hidro Elétrica do São Francisco - Chesf - auction	332,801	305,207
Companhia Energética de São Paulo - Cesp - auction	129,120	115,162
Itiquira Energética S.A.	117,813	116,195
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	109,926	99,748
Program for incentive to alternative energy sources - Proinfa	105,972	75,685
Petróleo Brasileiro S.A. - Petrobras - auction	100,569	33,598
Dona Francisca Energética S.A.	61,189	60,303
Electric Energy Trading Chamber - CCEE	58,446	62,110
Companhia Energética de Minas Gerais - Cemig - auction	52,378	58,578
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE - auction	37,700	34,773
Light S.A. - auction	28,557	26,166
Tractbel Energia S.A. - auction	20,841	14,886
(-) Pasep/Cofins taxes on electricity purchased for resale	(210,150)	(203,370)
Other utilities - auction	201,054	174,270
	1,972,275	1,816,848

31.2     Use of main transmission grid

	2010	2009
Furnas Centrais Elétricas S.A.	127,827	123,697
Cia Transmissora de Energia Elétrica Paulista - Cteep	68,658	65,323
Companhia Hidro Elétrica do São Francisco - Chesf	59,878	59,594
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	49,843	42,975
Eletrosul Centrais Elétricas S.A.	43,847	44,790
System Service Charges - ESS	41,021	24,251
Companhia Energética de Minas Gerais - Cemig	25,696	25,037
TSN Transmissora Nordeste Sudeste de Energia S.A.	21,088	19,795
Novatrans Energia S.A.	20,978	19,521
National System Operator - ONS	19,842	19,206
Cia Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	17,744	17,457
Empresa Amazonense de Transmissão de Energia - Eate	17,434	16,545
ATE II Transmissora de Energia S.A.	8,941	8,407
Empresa Norte de Transmissão de Energia S.A. - Ente	8,913	8,403
Itumbiara Transmissora de Energia Ltda	8,468	7,990
Expansion Transmissora de Energia Elétrica S.A.	8,063	7,649
Empresa Transmissora de Energia Oeste Ltda - Eteo	7,219	6,759
STN Sistema de Transmissão Nordeste S.A	7,145	6,740
NTE Nordeste Transmissora de Energia S.A	6,253	5,905
ATE Transmissora Energia S.A	5,743	5,508
Integração Transmissão Energia - Intesa	5,553	4,679
Serra Mesa Transm. Energia Ltda. - SMTE	4,975	4,983
LT Triângulo S.A.	4,771	4,697
ATE III Transmissora Energia S.A	4,707	4,381
Arthemis Transmissora de Energia S.A	3,796	3,583
(-) Pasep/Cofins taxes on charges for use of power grid	(65,866)	(54,959)
Other utilities	60,204	50,258
	592,741	553,174

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.3     Personnel and management

	2010	2009
Personnel
Wages and salaries	561,842	530,187
Social charges on payroll	186,042	171,319
	747,884	701,506
Profit sharing	66,151	64,995
Meal assistance and education allowance	66,511	55,695
Labor indemnifications (reversals)	-	24,291
Compensation - Volunt. termination/retirement	19,737	16,702
Compensation - Voluntary termination Program	-	15,859
	900,283	879,048
(-) Transfers to construction in progress (a)	(99,650)	(79,263)
	800,633	799,785
Management
Wages and salaries	8,922	8,472
Social charges on payroll	1,959	1,770
Other expenses	-	24
	10,881	10,266
	811,514	810,051

a) Amount related to the allocation of construction in progress direct labor, not taking into account administrative expenses.

Profit sharing

The Company has carried out an employee profit sharing program, which is paid to the extent previously established operational and financial goals are met. The shared amount has been accrued as follows:

	12.31.2010	12.31.2009	01.01.2009
Copel Geração e Transmissão	14,373	14,721	16,289
Copel Distribuição	46,950	46,102	45,580
Copel Telecomunicações	3,900	3,528	3,534
Compagas	928	644	413
	66,151	64,995	65,816

31.4     Materials and Supplies

	2010	2009
Materials for the electric system	27,040	18,517
Fuel and vehicle parts	24,006	22,586
Cafeteria supplies	7,875	6,179
Materials for civil construction	8,222	3,782
Office supplies	4,124	5,849
Tools	1,691	2,763
Safety supplies	2,400	2,271
Lodging supplies	1,408	1,049
IT equipment	1,458	1,635
Other materials	5,900	4,592
	84,124	69,223

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.5     Services from third-parties

	2010	2009
Transmission grid	91,053	74,986
Meter reading and bill delivery	28,168	30,900
Data processing and transmission	25,170	15,708
Authorized and registered agents	24,359	21,274
Technical, scientific, and adm. consulting	18,881	25,437
Administrative support services	17,875	15,889
Security	17,247	14,589
Telephone services	15,900	16,243
Travel	13,495	13,139
Upkeep of right of way areas	11,183	8,316
Civil maintenance services	10,618	8,015
Personnel training	10,548	8,678
Customer service	7,143	5,707
Services in "green areas"	6,864	5,735
Vehicle maintenance and repairs	5,235	4,498
Satellite communications	4,522	3,722
Cargo shipping	4,106	3,854
Postal services	3,594	5,063
Telephone operator	3,532	3,133
Auditing	2,714	3,097
Advertising	1,497	1,434
Other services	27,202	31,649
	350,906	321,066

31.6     Accruals and provisions

	2010	2009
Allowance for doubtful accounts	26,424	16,448
Provision for devaluation of equity interests	2,114	733
Reserve (reversals) for risks (Note 28)
COFINS tax	234,563	(178,753)
Tax	3,397	(7,300)
Labor	33,915	51,427
Employee benefits	28,053	2,127
Suppliers	2,077	31,815
Civil and administrative claims	22,175	32,742
Easements	(5,667)	4,825
Condemnation and real estate	7,440	5,710
Customers	136	128
Environmental	32	10
Regulatory	8,117	151
	334,238	(57,118)
	362,776	(39,937)

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.7     Other operating costs and expenses

	2010	2009
Financial compensation for use of water resources	112,210	80,227
Losses in the decommissioning and disposal of assets	50,203	22,542
Asset impairment losses	44,572	-
Provision for losses - receivables related to concession	21,333	6,700
ANEEL inspection fee	19,988	15,403
Reparations	17,917	51,705
Leases and rents	16,670	14,976
Taxes	16,548	73,091
Insurance	7,726	7,056
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	7,099	5,897
Own power consumption	6,489	5,868
Advertising	4,340	3,490
Recovery of costs and expenses	(42,209)	(42,520)
Other costs and expenses, net	13,198	30,871
	296,084	275,306

32   Financial Income (Expenses)

	2010	2009
Financial revenues
Return on financial investments held for sale	162,812	158,968
Return on financial investments held until maturity	5,104	12,853
Monetary variation of receivables related to concession	151,187	-
Monetary variation of CRC transfer (Note 8)	136,168	(18,196)
Return on CRC transfer (Note 8)	79,546	83,834
Penalties on overdue bills	70,985	59,420
Interest on prepaid taxes	23,752	27,168
Fines	11,879	9,407
Interest and commissions on loan agreements	-	-
Other financial revenues	10,798	3,942
	652,231	337,396
(-) Financial expenses
Debt charges	105,118	135,618
Monetary variation of payables related to concession - use of public property	55,501	30,326
PIS/PASEP-COFINS on interest on capital	32,506	39,644
Monetary and exchange variations	23,193	(10,435)
Contractual reparations	19,506	-
IOF tax	19,389	9,619
Interest on R&D and EEP	19,285	13,252
Interest on tax installments	14,623	2,092
Monetary variation of receivables tied to concession	-	15,522
Interest - tax recovery program	-	90,164
Penalties - tax recovery program	-	2,476
Other financial expenses	14,685	2,383
	303,806	330,661
	348,425	6,735

Financial charges and interest on loans from third-parties for investments in construction in progress have been recorded through transfers to Property, Plant, and Equipment in Progress, for a total of R$42,513 as of December 31, 2010 (R$20,629 as of December 31, 2009).

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33   Operational Segments

33.1     Products and services which generate revenues for the reporting segments

The Company operates in five reporting segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the years of 2010 and 2009 all sales were made within Brazilian territory.

We have not identified any Company customer who individually accounts for more than 10% of total net revenues in 2010.

The Group’s reporting segments are:

power generation and transmission (GET) – this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, UEG Araucária, and Centrais Eólicas do Paraná;

power distribution and sales (DIS) – this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

telecommunications (TEL) – this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

gas – this segment comprises the public service of piped natural gas distribution. It operates through Compagas; and

Holding Company (HOL) - this segment comprises participation in other companies. It operates through Copel, Copel Empreendimentos (until June 2010), and Dominó Holdings.

The Company evaluates the performance of each segment based on information derived from the accounting records.

The accounting policies of the operational segments (Note 2.8) are the same as those described in the summary of main accounting practices and record transactions between segments as transactions with third-parties, i.e., at current market prices.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.2     Assets per reporting segment

ASSETS						Eliminations and
	GET	DIS	TEL	GAS	HOL	non controlling	Consolidated
12.31.2010						interest
TOTAL ASSETS	9,959,623	6,708,119	291,909	263,498	12,984,711	(12,348,428)	17,859,432
CURRENT ASSETS	1,912,635	1,963,891	42,797	65,249	1,109,196	(935,978)	4,157,790
Cash and cash equivalents	1,341,151	669,079	6,942	37,769	90,828	(351,353)	1,794,416
Bonds and securities	151,707	30,813	-	-	175	351,400	534,095
Collaterals and escrow accounts	63,473	201	-	404	-	-	64,078
Customers	229,392	931,463	19,929	24,009	-	(42,166)	1,162,627
Dividends receivable	4,480	-	-	-	894,719	(893,348)	5,851
CRC transferred to the State Government	-	58,816	-	-	-	-	58,816
Receivables related to concession	54,700	-	-	-	-	-	54,700
Other receivables	33,169	127,198	661	552	-	(511)	161,069
Inventories	24,429	83,893	11,758	1,344	-	-	121,424
Income tax and social contribution	3,232	30,685	821	1	123,474	-	158,213
Other current taxes to offset	4,457	30,089	2,426	564	-	-	37,536
Prepaid expenses	2,445	1,654	260	606	-	-	4,965
NONCURRENT ASSETS	8,046,988	4,744,228	249,112	198,249	11,875,515	(11,412,450)	13,701,642
Noncurrent receivables	955,980	3,451,017	13,934	28,748	1,443,091	(1,087,477)	4,805,293
Financial investments	5,306	26,280	-	1,845	-	-	33,431
Customers	-	43,729	-	15,800	-	(15,800)	43,729
CRC transferred to the State Government	-	1,282,377	-	-	-	-	1,282,377
Judicial deposits	22,034	147,895	233	205	230,332	-	400,699
Receivables related to concession	785,457	1,637,888	-	-	-	-	2,423,345
Advance payments to suppliers	-	-	-	9,902	-	-	9,902
Other receivables	1,878	3,280	-	164	-	-	5,322
Income tax and social contribution	12,341	-	-	-	-	-	12,341
Other current taxes to offset	13,286	64,303	7,273	-	-	-	84,862
Deferred income tax and social contribution	110,428	245,265	6,428	832	144,757	-	507,710
Receivables from subsidiaries	5,250	-	-	-	1,068,002	(1,071,677)	1,575
Investments	390,810	4,232	-	-	10,432,424	(10,344,016)	483,450
Property, Plant, and Equipment	6,441,654	-	222,291	-	-	-	6,663,945
Intangible assets	258,544	1,288,979	12,887	169,501	-	19,043	1,748,954

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS						Eliminations and
	GET	DIS	TEL	GAS	HOL	non controlling	Consolidated
12.31.2009						interest
TOTAL ASSETS	9,461,381	5,586,303	258,084	259,130	12,375,787	(11,627,782)	16,312,903
CURRENT ASSETS	1,416,200	1,439,645	55,413	70,486	846,757	(216,387)	3,612,114
Cash and cash equivalents	942,719	192,468	31,889	41,177	487,899	(177,629)	1,518,523
Bonds and securities	89,064	19,429	-	-	79,120	177,630	365,243
Collaterals and escrow accounts	4,655	197	-	195	-	-	5,047
Customers	252,161	835,215	12,079	19,993	-	(47,462)	1,071,986
Dividends receivable	3,931	-	-	-	169,612	(168,408)	5,135
CRC transferred to the State Government	-	49,549	-	-	-	-	49,549
Receivables related to concession	44,070	-	-	-	-	-	44,070
Other receivables	31,115	95,047	566	6,790	2	(518)	133,002
Inventories	27,595	76,170	7,166	1,171	-	-	112,102
Income tax and social contribution	13,265	145,091	2,076	2	110,124	-	270,558
Other current taxes to offset	5,004	24,988	1,385	556	-	-	31,933
Prepaid expenses	2,621	1,491	252	602	-	-	4,966
NONCURRENT ASSETS	8,045,181	4,146,658	202,671	188,644	11,529,030	(11,411,395)	12,700,789
Noncurrent receivables	883,593	2,779,383	13,027	30,498	1,111,371	(1,010,597)	3,807,275
Financial investments	40,103	24,195	-	-	-	-	64,298
Customers	-	50,921	1,011	21,067	-	(21,067)	51,932
CRC transferred to the State Government	-	1,205,025	-	-	-	-	1,205,025
Judicial deposits	18,162	87,360	236	209	53,045	-	159,012
Receivables related to concession	731,100	1,097,120	-	-	-	-	1,828,220
Advance payments to suppliers	-	-	-	8,290	-	-	8,290
Other receivables	1,881	4,611	-	408	1,759	-	8,659
Income tax and social contribution	-	-	-	-	-	-	-
Other current taxes to offset	8,122	71,775	4,060	-	-	-	83,957
Deferred income tax and social contribution	84,225	238,376	6,611	524	68,146	-	397,882
Receivables from subsidiaries	-	-	1,109	-	988,421	(989,530)	-
Investments	451,258	4,250	-	-	10,417,658	(10,467,513)	405,653
Property, Plant, and Equipment	6,471,061	-	188,586	-	1	-	6,659,648
Intangible assets	239,269	1,363,025	1,058	158,146	-	66,715	1,828,213

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS						Eliminations and non controlling interest
	GET	DIS	TEL	GAS	HOL		Consolidated
01.01.2009
TOTAL ASSETS	9,570,430	5,236,194	243,102	260,510	12,225,512	(11,601,907)	15,933,841
CURRENT ASSETS	1,506,734	1,425,681	47,943	80,942	722,615	(336,891)	3,447,024
Cash and cash equivalents	1,046,283	354,286	29,638	55,892	327,477	(164,095)	1,649,481
Bonds and securities	113,057	37,174	-	-	438	164,105	314,774
Collaterals and escrow accounts	93	34	-	-	-	-	127
Customers	236,359	756,479	10,837	22,450	-	(44,283)	981,842
Dividends receivable	-	-	-	-	297,466	(292,219)	5,247
CRC transferred to the State Government	-	47,133	-	-	-	-	47,133
Receivables related to concession	27,685	-	-	-	-	-	27,685
Other receivables	31,201	72,640	427	1,179	2	(399)	105,050
Inventories	29,710	48,150	5,151	536	-	-	83,547
Income tax and social contribution	16,771	85,772	769	-	97,232	-	200,544
Other current taxes to offset	3,548	22,926	991	556	-	-	28,021
Prepaid expenses	2,027	1,087	130	329	-	-	3,573
NONCURRENT ASSETS	8,063,696	3,810,513	195,159	179,568	11,502,897	(11,265,016)	12,486,817
Noncurrent receivables	763,089	2,543,726	12,464	26,715	1,179,227	(952,943)	3,572,278
Financial investments	-	37,868	-	-	69,063	-	106,931
Customers	75	81,760	3,211	23,650	-	(23,650)	85,046
CRC transferred to the State Government	-	1,272,770	-	-	-	-	1,272,770
Judicial deposits	31,823	87,492	786	139	53,274	-	173,514
Receivables related to concession	653,437	807,025	-	-	-	-	1,460,462
Advance payments to suppliers	-	-	-	8,290	-	-	8,290
Other receivables	1,881	4,709	-	(5,798)	3,132	-	3,924
Other current taxes to offset	7,001	52,497	2,970	-	-	-	62,468
Deferred income tax and social contribution	68,872	199,605	5,497	434	124,465	-	398,873
Receivables from subsidiaries	-	-	-	-	929,293	(929,293)	-
Investments	462,500	2,474	-	-	10,323,669	(10,381,888)	406,755
Property, Plant, and Equipment	6,590,507	-	181,587	-	1	-	6,772,095
Intangible assets	247,600	1,264,313	1,108	152,853	-	69,815	1,735,689

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.3      Liabilities per reporting segment

LIABILITIES						Eliminations and
	GET	DIS	TEL	GAS	HOL	non controlling	Consolidated
12.31.2010						interest
TOTAL LIABILITIES	9,959,623	6,708,119	291,909	263,498	12,984,711	(12,348,428)	17,859,432
CURRENT LIABILITIES	1,033,899	1,449,633	33,721	60,066	900,738	(941,256)	2,536,801
Payroll, social charges and accruals	42,546	118,790	11,014	2,935	299	-	175,584
Suppliers	175,753	444,987	7,759	26,325	333	(42,589)	612,568
Income tax and social contribution	126,012	-	-	12,252	14,985	-	153,249
Other taxes	36,486	254,811	3,290	1,947	82,425	(88)	378,871
Loans and financing	46,233	17,950	-	6,330	17,860	(5,278)	83,095
Debentures	-	-	-	-	621,157	-	621,157
Dividends payable	517,352	355,698	10,474	9,628	163,560	(893,348)	163,634
Post-employment benefits	6,232	16,811	1,093	-	119	-	24,255
Regulatory charges	3,630	52,475	-	-	-	-	56,105
R&D and EEP	15,610	140,381	-	-	-	-	155,991
Payables tied to concession - use of public property	40,984	-	-	-	-	-	40,984
Other accounts payable	23,061	47,460	91	649	-	47	71,308
NONCURRENT LIABILITIES	2,413,241	1,941,675	16,826	8,754	728,508	(1,082,199)	4,026,805
Investees and subsidiaries	295,788	715,539	-	-	3,675	(1,015,002)	-
Suppliers	160,736	-	-	-	-	(15,800)	144,936
Tax liabilities	623	11,553	-	-	20,076	-	32,252
Deferred income tax and social contribution	822,195	32,563	-	7,163	25,297	-	887,218
Loans and financing	425,628	525,711	-	43	380,997	(51,397)	1,280,982
Post-employment benefits	104,541	262,728	15,774	1,165	-	-	384,208
R&D and EEP	26,285	64,447	-	-	-	-	90,732
Payables tied to concession - use of public property	340,099	-	-	-	-	-	340,099
Other accounts payable	-	-	-	-	-	-	-
Reserve for risks	237,346	329,134	1,052	383	298,463	-	866,378
EQUITY	6,512,483	3,316,811	241,362	194,678	11,355,465	(10,324,973)	11,295,826
Attributable to Parent Company
Share capital	4,285,945	2,624,841	194,755	135,943	7,023,368	(7,354,852)	6,910,000
Capital reserves	104,034	-	-	-	-	(104,034)	-
Equity valuation adjustments	1,540,695	13,463	-	-	1,564,874	(1,559,516)	1,559,516
Legal reserve	182,162	108,500	3,521	14,636	493,019	(323,536)	478,302
Retained earnings	146,260	570,007	43,086	31,172	2,056,526	(790,525)	2,056,526
Unrealized income reserve					175,516	(175,516)	-
Proposed additional dividends	351,866	-	-	12,927	25,779	(364,793)	25,779
Accrued losses	(98,479)	-	-	-	-	98,479	-
Attributable to non-controlling	-	-	-	-	-	265,703	265,703

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES						Eliminations and
	GET	DIS	TEL	GAS	HOL	non controlling	Consolidated
12.31.2009						interest
TOTAL LIABILITIES	9,461,381	5,586,303	258,084	259,130	12,375,787	(11,627,782)	16,312,903
CURRENT LIABILITIES	560,580	1,090,066	19,764	55,388	219,537	(222,012)	1,723,323
Payroll, social charges and accruals	54,149	139,562	10,730	2,240	276	-	206,957
Suppliers	127,600	433,800	5,158	24,275	586	(47,890)	543,529
Income tax and social contribution	115,743	-	-	8,762	-	-	124,505
Other taxes	23,322	202,146	2,706	1,674	96,232	(90)	325,990
Loans and financing	52,616	12,490	-	6,349	15,868	(5,625)	81,698
Debentures	36,957	-	-	-	17,238	-	54,195
Dividends payable	50,441	111,268	-	8,228	89,277	(168,408)	90,806
Post-employment benefits	5,969	15,501	990	-	45	-	22,505
Regulatory charges	3,791	25,732	-	-	-	-	29,523
R&D and EEP	14,244	106,761	-	-	-	-	121,005
Payables tied to concession - use of public property	38,029	-	-	-	-	-	38,029
Other accounts payable	37,719	42,806	180	3,860	15	1	84,581
NONCURRENT LIABILITIES	2,440,386	1,444,762	16,597	17,054	1,151,390	(1,004,972)	4,065,217
Investees and subsidiaries	265,418	658,724	-	-	1,109	(925,251)	-
Suppliers	196,863	-	-	-	-	(21,067)	175,796
Tax liabilities	547	48,311	-	-	82,792	-	131,650
Deferred income tax and social contribution	866,834	-	-	8,953	25,297	-	901,084
Loans and financing	300,926	147,224	-	6,394	388,254	(58,654)	784,144
Post-employment benefits	96,013	241,546	14,411	1,006	-	-	352,976
R&D and EEP	19,928	70,565	-	-	-	-	90,493
Payables tied to concession - use of public property	312,626	-	-	-	-	-	312,626
Other accounts payable	2,596	-	-	357	-	-	2,953
Reserve for risks	225,251	278,392	2,186	344	53,938	-	560,111
EQUITY	6,460,415	3,051,475	221,723	186,688	11,004,860	(10,400,798)	10,524,363
Attributable to Parent Company
Share capital	4,285,945	2,624,841	194,755	111,140	4,971,351	(7,728,032)	4,460,000
Capital reserves	1,322	-	-	-	877,958	(40,940)	838,340
Equity valuation adjustments	1,641,998	11,464	-	-	1,667,806	(1,660,634)	1,660,634
Legal reserve	157,723	82,274	1,886	12,609	442,612	(268,192)	428,912
Retained earnings	73,593	237,684	22,816	62,939	2,908,112	(397,032)	2,908,112
Unrealized income reserve					175,516	(175,516)	-
Proposed additional dividends	435,433	95,212	2,266	-	-	(532,911)	-
Accrued losses	(135,599)	-	-	-	(38,495)	174,094	-
Attributable to non-controlling	-	-	-	-	-	228,365	228,365

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	GET	DIS	TEL	GAS	HOL	Eliminations and non controlling interest	Consolidated

01.01.2009
TOTAL LIABILITIES	9,570,430	5,236,194	243,102	260,510	12,225,512	(11,601,907)	15,933,841
CURRENT LIABILITIES	604,532	1,021,335	21,858	63,365	503,493	(345,538)	1,869,045
Payroll, social charges and accruals	39,824	109,161	8,737	1,421	245	-	159,388
Suppliers	76,891	415,006	5,287	38,769	568	(38,689)	497,832
Income tax and social contribution	113,005	-	-	8,245	13,013	-	134,263
Other taxes	24,354	157,717	1,922	597	50,998	-	235,588
Loans and financing	61,373	14,313	-	6,526	24,896	(8,647)	98,461
Debentures	25,767	-	-	-	169,233	-	195,000
Dividends payable	149,743	130,247	3,655	7,724	244,502	(292,219)	243,652
Post-employment benefits	5,758	14,636	916	-	34	-	21,344
Regulatory charges	3,548	39,575	-	-	-	-	43,123
R&D and EEP	32,978	93,506	-	-	-	-	126,484
Payables tied to concession - use of public property	38,166	-	-	-	-	-	38,166
Other accounts payable	33,125	47,174	1,341	83	4	(5,983)	75,744
NONCURRENT LIABILITIES	2,457,700	1,260,941	14,863	23,853	1,281,424	(935,079)	4,103,702
Investees and subsidiaries	238,060	597,227	-	-	-	(835,287)	-
Suppliers	237,807	-	-	-	-	(23,650)	214,157
Tax liabilities	618	-	-	-	-	-	618
Deferred income tax and social contribution	899,187	2,497	-	8,041	25,297	-	935,022
Loans and financing	263,802	153,326	-	13,111	414,959	(76,142)	769,056
Debentures	202,116	-	-	-	600,000	-	802,116
Post-employment benefits	90,121	226,845	13,471	728	-	-	331,165
R&D and EEP	5,324	66,755	-	-	-	-	72,079
Payables tied to concession - use of public property	319,433	-	-	-	-	-	319,433
Other accounts payable	4,995	15	-	1,664	-	-	6,674
Reserve for risks	196,237	214,276	1,392	309	241,168	-	653,382
EQUITY	6,508,198	2,953,918	206,381	173,292	10,440,595	(10,321,290)	9,961,094
Attributable to Parent Company
Share capital	4,189,546	2,171,928	194,755	85,143	4,971,351	(7,152,723)	4,460,000
Capital reserves	1,134	-	-	-	877,958	(40,752)	838,340
Equity valuation adjustments	1,742,897	-	-	-	1,757,241	(1,750,069)	1,750,069
Legal reserve	123,479	66,289	641	11,014	390,287	(214,120)	377,590
Retained earnings	155,173	704,848	10,985	74,045	2,316,218	(945,051)	2,316,218
Unrealized income reserve	-	-	-	-	160,680	(160,680)	-
Proposed additional dividends	414,413	10,853	-	3,090	-	(428,356)	-
Accrued losses	(118,444)	-	-	-	(33,140)	151,584	-
Attributable to non-controlling	-	-	-	-	-	218,877	218,877

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.4      Statement of operations per reporting segment

STATEMENT OF OPERATIONS						Eliminations and
	GET	DIS	TEL	GAS	HOL	non controlling	Consolidated
12.31.2010						interest
OPERATING REVENUES	1,948,799	4,939,328	139,153	267,829	-	(393,996)	6,901,113
Electricity sales to final customers - third-parties	113,102	2,100,301	-	-	-	-	2,213,403
Electricity sales to final customers - between segments	-	4,649	-	-	-	(4,649)	-
Electricity sales to distributors - third-parties	1,223,530	64,471	-	-	-	-	1,288,001
Electricity sales to distributors - between segments	258,952	-	-	-	-	(258,952)	-
Use of the power grid - third-parties	166,600	2,105,821	-	-	-	-	2,272,421
Use of the power grid - between segments	70,098	11,633	-	-		(81,731)	-
Construction revenues	41,019	599,634	-	22,881	-	-	663,534
Telecommunications services to third-parties	-	-	97,882	-	-	-	97,882
Telecommunications services between segments	-	-	41,271	-		(41,271)	-
Distribution of piped gas	-	-	-	237,272	-	-	237,272
Other operating revenues from third-parties	69,659	51,265	-	7,676	-	-	128,600
Other operating revenues between segments	5,839	1,554	-	-	-	(7,393)	-
OPERATING COSTS AND EXPENSES	(1,219,484)	(4,577,731)	(99,047)	(212,120)	(253,757)	393,996	(5,968,143)
Electricity purchased for resale	(60,352)	(2,170,875)	-	-	-	258,952	(1,972,275)
Charges for the use of the power grid	(205,749)	(468,723)	-	-	-	81,731	(592,741)
Personnel and management	(200,659)	(546,834)	(43,920)	(12,796)	(7,305)	-	(811,514)
Pension and health care plans	(30,535)	(86,359)	(5,655)	(1,239)	(433)	-	(124,221)
Materials and supplies	(21,752)	(60,132)	(1,517)	(709)	(14)	-	(84,124)
Raw materials and supplies for generation	(22,975)	-	-	-	-	-	(22,975)
Natural gas and supplies for gas business	-	-	-	(144,648)	-	-	(144,648)
Third-party services	(89,806)	(277,437)	(16,747)	(14,283)	(4,746)	52,113	(350,906)
Depreciation and amortization	(320,759)	(180,701)	(28,540)	(11,508)	(1,484)	-	(542,992)
Provisions and reversals	(17,630)	(106,913)	903	(39)	(239,097)	-	(362,776)
Construction costs	(40,372)	(599,634)	-	(22,881)	-	-	(662,887)
Other operating costs and expenses	(208,895)	(80,123)	(3,571)	(4,017)	(678)	1,200	(296,084)
RESULT OF EQUITY IN INVESTEES AND SUBSIDIARIES	(3,345)	-	-	-	1,225,676	(1,122,994)	99,337
RESULT OF OPERATIONS	725,970	361,597	40,106	55,709	971,919	(1,122,994)	1,032,307
Interest income (expenses)	(25,829)	378,910	4,059	5,256	(13,971)	-	348,425
OPERATING INCOME (LOSSES)	700,141	740,507	44,165	60,965	957,948	(1,122,994)	1,380,732
Income tax and social contribution	(236,566)	(193,982)	(11,287)	(20,734)	(35,399)	-	(497,968)
Deferred income tax and social contribution	72,796	(22,012)	(184)	307	76,610	-	127,517
INCOME (LOSSES) FOR THE PERIOD	536,371	524,513	32,694	40,538	999,159	(1,122,994)	1,010,281

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF OPERATIONS						Eliminations and
	GET	DIS	TEL	GAS	HOL	non controlling	Consolidated
12.31.2009						interest
OPERATING REVENUES	1,919,460	4,420,923	117,784	227,089	-	(435,116)	6,250,140
Electricity sales to final customers - third-parties	103,470	1,956,084	-	-	-	-	2,059,554
Electricity sales to final customers - between segments	-	4,091	-	-	-	(4,091)	-
Electricity sales to distributors - third-parties	1,151,278	57,879	-	-	-	-	1,209,157
Electricity sales to distributors - between segments	296,823	-	-	-	-	(296,823)	-
Use of the power grid - third-parties	183,548	1,791,569	-	-	-	-	1,975,117
Use of the power grid - between segments	76,588	10,263	-	-		(86,851)	-
Construction revenues	41,791	545,882	-	14,207	-	-	601,880
Telecommunications services to third-parties	-	-	80,262	-	-	-	80,262
Telecommunications services between segments	-	-	37,228	-		(37,228)	-
Distribution of piped gas	-	-	-	207,842	-	(2,684)	205,158
Other operating revenues from third-parties	60,095	53,583	294	5,040	-	-	119,012
Other operating revenues between segments	5,867	1,572	-	-	-	(7,439)	-
OPERATING COSTS AND EXPENSES	(1,161,074)	(4,316,069)	(93,045)	(181,653)	109,720	435,116	(5,207,005)
Electricity purchased for resale	(75,701)	(2,037,970)	-	-	-	296,823	(1,816,848)
Charges for the use of the power grid	(205,854)	(434,171)	-	-	-	86,851	(553,174)
Personnel and management	(198,572)	(554,202)	(38,822)	(11,345)	(7,110)	-	(810,051)
Pension and healthcare plans	(26,728)	(76,624)	(4,886)	(1,272)	(222)	-	(109,732)
Materials and supplies	(13,784)	(53,478)	(1,294)	(653)	(14)	-	(69,223)
Raw materials and supplies for generation	(23,915)	-	-	-	-	2,684	(21,231)
Natural gas and supplies for gas business	-	-	-	(128,916)	-	-	(128,916)
Third-party services	(82,275)	(255,958)	(11,429)	(13,291)	(5,671)	47,558	(321,066)
Depreciation and amortization	(330,667)	(167,516)	(31,111)	(9,003)	(1,484)	-	(539,781)
Provisions and reversals	(41,446)	(103,515)	(1,564)	(36)	186,498	-	39,937
Construction costs	(41,525)	(545,882)	-	(14,207)	-	-	(601,614)
Other operating costs and expenses	(120,607)	(86,753)	(3,939)	(2,930)	(62,277)	1,200	(275,306)
RESULT OF EQUITY IN INVESTEES AND SUBSIDIARIES	(4,806)	-	-	-	830,785	(811,652)	14,327
RESULT OF OPERATIONS	753,580	104,854	24,739	45,436	940,505	(811,652)	1,057,462
Interest income (expenses)	11,515	65,940	4,228	2,604	(77,552)	-	6,735
OPERATING INCOME (LOSSES)	765,095	170,794	28,967	48,040	862,953	(811,652)	1,064,197
Income tax and social contribution	(237,761)	(29,901)	(7,645)	(15,319)	(144)	-	(290,770)
Deferred income tax and social contribution	47,705	47,173	1,114	(822)	(56,319)	-	38,851
INCOME (LOSSES) FOR THE PERIOD	575,039	188,066	22,436	31,899	806,490	(811,652)	812,278

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34   Spot Market (CCEE)

The Wholesale Energy Market or MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed on November 12, 2004 by the Electric Energy Trading Chamber (CCEE), a private corporate entity subject to ANEEL regulation and inspection.

Copel has not recognized as actual and final the data concerning the sale of electric energy by Copel Distribuição on the Wholesale Energy Market (MAE), currently CCEE, in 2000, 2001, and the first quarter of 2002. These data were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency which have been challenged by the Company both administratively and judicially.

The Company's claim is substantially based on the fact that it conducted power sale transactions, which should not serve as basis for calculations made by the regulatory agency, only to fulfill contractual obligations to customers on the southeastern market. The estimated amount of calculation differences was approximately R$1,473,000 (adjusted as of December 31, 2010), which has not been recognized by the Company as a supplier liability.

Based on the opinion of its legal counsel, management considers as possible the Company´s chances of losses on these lawsuits final decision.

Current transactions at CCEE

	Copel
Geração e		Copel		UEG
Transmissão		Distribuição	Elejor	Araucária
					12.31.2010	12.31.2009	01.01.2009
Current assets (Note 7)
Until December 2009	-	14	-	105	119	761	9,931
From January through March 2010	-	-	-	-	-	225	-
From July through September 2010	-	-	-	-	-	10,842	-
From October through December 2010	21,053	-	379	-	21,432	28,781	-
	21,053	14	379	105	21,551	40,609	9,931
Current liabilities (Note 20)
Until December 2009	-	-	-	-	-	-	27,976
From October through December 2010	-	19,266	429	-	19,695	1,859	-
	-	19,266	429	-	19,695	1,859	27,976

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Changes in CCEE balances

	Outstanding			Outstanding
	balances	Payments	Additions	balances
	12.31.2009			12.31.2010
Current assets
Until December 2009	40,609	(18,558)	(21,932)	119
From January through March 2010	-	(32,568)	32,568	-
From April through June 2010	-	(33,061)	33,061	-
From July through September 2010	-	(34,446)	34,446	-
From October through December 2010	-	(6,958)	28,390	21,432
	40,609	(125,591)	106,533	21,551
(-) Current liabilities
Until December 2009	1,859	(2,563)	704	-
From January through March 2010	-	(1,993)	1,993	-
From April through June 2010	-	(16,994)	16,994	-
From July through September 2010	-	(30,027)	30,027	-
From October through December 2010	-	(3,836)	23,531	19,695
	1,859	(55,413)	73,249	19,695
Net total	38,750	(70,178)	33,284	1,856

35   Operating Lease Agreements

35.1     The Group as a lessee

	2010	2009
Real estate	13,988	12,165
Photocopiers	2,872	3,353
Other	1,190	720
(-) PIS and COFINS tax credits	(1,380)	(1,262)
	16,670	14,976

Copel’s estimate for expenses for the next fiscal years is basically the same as 2010, plus contractual monetary restatement rates, and there are no risks in connection with contract rescission.

Out of the total R$13,926 spent in rental properties, R$7,750 refer to the rental of the Km 3 Center facilities, signed by Copel and the Copel Foundation, and which is the most significant rental agreement held by the Company. In future periods, this amount will be restated according to a real estate appraisal of the property.

The Company has not identified any operating lease commitments which are noncancelable.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.2     The Group as a lessor

Leases and rents revenues	2010	2009
Equipment and facilities	52,134	55,571
Araucária Thermal Power Plant	50,000	40,583
Real estate	816	818
Facility sharing	736	724
	103,686	97,696

Operating leases refer to revenues from rental of Copel property; lessees do not hold an option to purchase these assets upon expiration of the lease.

The Company has not identified any operating lease receivables which are noncancelable.

The leases of equipment and structures refer to operating leases of predetermined attachment points in utility poles for the installation of cabling, accessories, and telecommunications equipment, with monthly payment, pursuant to article 73 of Law no. 9,472, dated July 16, 1997 (General Telecommunications Law), to ANEEL/ANATEL/ANP Joint Resolution no. 001, dated November 24, 1999, and to ANEEL Resolution no. 581, dated October 29, 2002. They are also aimed at lowering costs of implementation of infrastructure to the power and telecommunications sector operators, optimizing the use of poles, and obtaining margins which contribute to more competitive tariffs (lower electric energy tariffs).

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, a minority shareholder, leasing the Araucária Thermal Power Plant for a period of one year, ended on December 31, 2007 and extended a few times until December 31, 2008. On February 19, 2009, the lease was renewed for another three years, as of January 1, 2009 and until December 31, 2011, subject to early termination should UEG Araucária successfully participate at ANEEL-sponsored power auctions. The lease provides for the use of the Araucária Power Plant for power generation by Petrobras, at its own expense; UEG Araucária is entitled to lease payments comprising a fixed and a variable portion, pursuant to the lease agreement.

36   Financial Instruments

The use of financial instruments by the Company is restricted to Cash and Cash Equivalents, Customers and Distributors, Accounts Receivable from Government Agencies, Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná, Bonds and Securities, Accounts Receivable Related to Concession, Accounts Payable Related to Concession, Loans and Financing, Debentures, and Suppliers.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Level			Book value
		12.31.2010	12.31.2009	01.01.2009
Financial assets
Cash and cash equivalents (Note 5)	-	1,794,416	1,518,523	1,649,481
Customers (Note 7)	-	1,039,377	988,731	892,619
Receivables from government agencies (Note 7)	-	166,979	135,187	174,269
CRC transferred to State Government (Note 8)	-	1,341,193	1,254,574	1,319,903
Bonds and securities (Note 6)	2	541,246	405,346	383,837
Collaterals and escrow accounts (Note 6)	-	90,358	29,242	37,995
Receivables related to concession (Note 9)	3	2,478,045	1,872,290	1,488,147
Financial liabilities
Loans and financing (Note 21)	-	1,364,077	865,842	867,517
Debentures (Note 22)	-	621,157	807,579	997,116
Derivatives	3	47	1	9
Payables related to concession - use of public property (Note 26)	-	381,083	350,655	357,599
Eletrobrás - Itaipu (Note 20)	-	74,316	80,104	100,040
Petrobras - Compagas (Note 20)	-	25,720	23,166	36,775
Other Suppliers (Note 20)	-	657,468	616,055	575,174
Level 1: obtained from quoted prices (non-adjusted) on active markets for identical assets or liabilities.
Level 2: obtained through other variables, in addition to quoted prices in Level 1, which are observable for the assets or liabilities at hand.
Level 3: obtained through valuation techniques w hich include variables for assets or liabilities, but which do not rely on observable market data.

36.1     Fair value and rating level for assessment of fair value of financial instruments

36.1.1. Non-derivative financial assets

Cash and cash equivalents, customers, and receivables from government agencies have fair values that are approximate to their book values, due to their nature and realization schedules.

Bonds and securities and collaterals and escrow accounts have fair values of R$541,251 and R$90,157, respectively, as of December 31, 2010. The fair values have been calculated according to information made available by the financial agents for each security and to the market values of the bonds issued by the Brazilian government.

The CRC transfer to the State Government has fair value of R$1,392,764 as of December 31, 2010. The Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B), which yields approximately 6% p.a. plus the IPCA inflation index.

36.1.2. Non-derivative financial liabilities

Liabilities to Eletrobras – Itaipu, Petrobras, and other suppliers have fair values that are approximate to their book values, due to their nature and maturity.

The Company’s debentures have fair value of R$616,831 as of December 31, 2010, calculated according to the Unit Price quote on December 31, 2010, obtained from the National Association of the Financial Market Institutions (Associação Nacional das Instituições do Mercado Financeiro or ANDIMA).

The Company's loans and financing have fair value of R$1,285,295 as of December 31, 2010. The fair value has been calculated based on the cost of the last issue by the Company, in September 2010, of 98.5% of the CDI variation.

Accounts payable related to concession – use of public property have fair value of R$488,155 as of December 31, 2010, calculated based on the rate of return for the last project auctioned by ANEEL and won by the Company.

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

36.1.3. Derivative financial liabilities

Other liabilities – derivatives have fair value of R$47 as of December 31, 2010, R$1 as of 2009, and R$9 as of 2008 (Note 36.3.9).

36.1.4. Rating level 3 for assessment of fair value

This rating level includes accounts receivable related to concession and other liabilities - derivatives.

The detailed breakdown of receivables related to concession is featured in Note 9, as detailed below:

▪  A table reconciling initial and final balances, with a separate breakdown of additions, disposals, transfers, losses, monetary variation, and fair value adjustments;

▪  Criteria for identification and measurement; and

▪  Assumptions adopted by Company management to restate the recoverable amount.

Other liabilities – derivatives are detailed in Note 36.3.9 herein.

36.2     Financial instruments by category

Book value
	12.31.2010	12.31.2009	01.01.2009
Financial assets
Receivables and loans
Cash and cash equivalents	1,794,416	1,518,523	1,649,481
Customers and distributors	1,039,377	988,731	892,619
Receivables from government agencies	166,979	135,187	174,269
CRC transferred to State Government	1,341,193	1,254,574	1,319,903
Receivables related to concession	840,157	775,171	681,122
Collaterals and escrow accounts	90,358	29,242	37,995
Available for sale
Receivables related to concession	1,637,888	1,097,119	807,025
Bonds and securities	472,599	284,479	295,812
Held until maturity
Bonds and securities	68,647	120,867	88,025
Financial liabilities
Fair value through income
Held for dealing
Other liabilities - derivatives	47	1	9
Other financial liabilities
Loans and financing	1,364,077	865,842	867,517
Debentures	621,157	807,579	997,116
Payables related to concession - use of public property	381,083	350,655	357,599
Eletrobrás - Itaipu	74,316	80,104	100,040
Petrobras - Compagas	25,720	23,166	36,775
Other suppliers	657,468	616,055	575,174

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Summary of bonds and securities held to maturity

							Fair value		Net book value
		Annual	Issue
Description	Classification	rate	date	Maturity	Type	12.31.2010	12.31.2009	12.31.2010	12.31.2009
	Held to				Amortized
LTN	maturity	10.45%	4/23/2009	1/3/2011	cost	1,183	1,071	1,183	1,071
	Held to				Amortized
LTN	maturity	10.42%	4/29/2009	1/3/2011	cost	4,957	4,487	4,957	4,491
	Held to				Amortized
LFT	maturity	SELIC	7/14/2009	3/7/2012	cost	5,303	4,831	5,306	4,836
	Held to				Amortized
LFT	maturity	SELIC	8/7/2009	3/16/2011	cost	22,651	20,636	22,654	20,650
	Held to				Amortized
LFT	maturity	SELIC	11/30/2009	6/15/2011	cost	9,949	9,064	9,946	9,055
	Held to				Amortized
LFT	maturity	SELIC	7/13/2010	6/15/2011	cost	22,044	-	22,037	-
	Held to				Amortized
LFT	maturity	SELIC	9/2/2009	12/21/2011	cost	720	-	719	-

36.3     Risk Factors

36.3.1. Credit risk

The Company’s credit risk comprises the possibility of losses due to difficulties in collecting payment of bills issued to customers, concession holders, and permission holders. This risk is closely related to factors that are either internal or external to Copel. To mitigate this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies, related to real estate or personal securities whenever possible.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

36.3.2. Foreign currency risk - US dollar

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate review.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results. Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

  Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company’s exposure to foreign currency (US dollar) risk is shown below:

	Assets	Liabilities	Net exposure
			12.31.2010
Collaterals and escrow accounts (STN)	26,280	-	26,280
Loans and financing	-	(65,928)	(65,928)
Suppliers
Eletrobrás (Itaipu)	-	(74,316)	(74,316)
Petrobras (purchase of gas by Compagas)	-	(25,720)	(25,720)
	26,280	(165,964)	(139,684)

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of December 31, 2010, and the likely scenario takes into account the balances subject to the exchange rate variations (end-of-period R$/US$ rates) of R$1.75 per USD, estimated as market average projections for 2011 according to the Focus Report issued by the Brazilian Central Bank on December 31, 2010.

	Risk	Baseline 12.31.2010	Projected scenarios - December 2011 Likely
Financial assets
Collaterals and escrow accounts	USD appreciation	26,280	27,601
		26,280	27,601
Financial liabilities
Loans and financing
IDB (1)	USD appreciation	9,233	9,697
STN	USD appreciation	56,675	59,525
Eletrobrás	USD appreciation	20	21
		65,928	69,243
Suppliers
Eletrobrás (Itaipu)	USD appreciation	74,316	78,054
Petrobras (purchase of gas by Compagas)	USD appreciation	25,720	27,014
		100,036	105,068
Net Exposure		(139,684)	(146,710)
(1) Calculation does not take into account the influence of fluctuations in the IDB currency basket

36.3.3. Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

  Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company’s exposure to interest rate and monetary variation risks is shown below:

	Assets	Liabilities	Net exposure
			12.31.2010
Financial investments - cash equivalents	1,735,458	-	1,735,458
Financial investments - collaterals and bonds and securities	605,324	-	605,324
CRC transferred to State Government	1,341,193	-	1,341,193
Receivables related to concession	2,478,045	-	2,478,045
Loans and financing	-	(1,298,149)	(1,298,149)
Debentures	-	(621,157)	(621,157)
	6,160,020	(1,919,306)	4,240,714

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of December 31, 2010, and the likely scenario takes into account the indicators (CDI/SELIC of 12.25%, IGP-DI of 5.50%, IGP-M of 5.54%, and TJLP of 6%) estimated as market average projections for 2011 according to the Focus Report issued by the Brazilian Central Bank on December 31, 2010.

Transaction	Risk	Baseline 12.31.2010	Projected scenarios - December 2011 Likely
Financial assets
Financial investments - cash equivalents	Lower CDI/SELIC	1,735,458	1,944,754
Financial investments - collaterals and bonds and securities	Lower CDI/SELIC	605,324	685,476
CRC transferred to State Government	Lower IGP-DI	1,341,193	1,414,959
Receivables related to concession	Lower IGP-M	2,478,045	2,615,329
		6,160,020	6,660,518
Financial liabilities
Loans and financing
Banco do Brasil	Higher CDI	703,786	789,999
Eletrobrás - Finel	Higher IGP-M	176,953	178,915
Eletrobrás - RGR	No risk (1)	125,363	125,363
BNDES - Compagás	Higher TJLP	6,373	6,755
Finep	Higher TJLP	7,822	8,290
BNDES – Copel Geração e Transmissão	Higher TJLP	138,885	147,218
Banco do Brasil – BNDES funds transfer	Higher TJLP	138,967	147,306
		1,298,149	1,403,846
Debentures	Higher CDI	621,157	697,249
		1,919,306	2,101,095
(1) Loan restated according to the UFIR rate

36.3.4. Accelerated maturity risk

This risk results from the potential noncompliance with contract covenants, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

  Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

36.3.5. Environmental risks

Power sector activities may cause significant negative impacts and damages to the environment. The applicable legislation imposes on those who directly or indirectly cause environmental harm the duty to repair or compensate for the damages to the environment and to affected third-parties, regardless of culpability (strict liability). The costs of environmental recovery of compensation may force the Company to delay or redirect investments in other areas and may have an adverse effect on the Company. The Company ensures the balance between environmental conservation and the operation of its business by establishing guidelines and practices to be observed in all operations, in order to reduce environmental impact, focusing on the sustainable development of its business.

36.3.6. Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the 2010 Annual Power Operation Plan, published annually at www.ons.org.br, the National System Operator projects a safe situation in terms of supply to the power market over the next 5 years, from May 2010 until December 2014. The parameter for supply guarantee established by the National Energy Policy Council (CNPE), which corresponds to risk of energy deficit below 5%, is easily met in all regions over the five year period in a scenario of average GDP growth of 5% a year, between 2011 and 2014. Even in the event of adverse hydrological conditions, market supply will be guaranteed by the application of Short-Term Operating Procedures (POCP), approved by CMSE, which may trigger additional thermal generation dispatch and maximization of exchanges to ensure safety reserves in reservoirs at the end of each dry season.

36.3.7. Risk of non-renewal of concessions

Copel holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy (MME) with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("onerous concession"), current profitability and activity levels may be affected.

  Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Date of expiration of concessions/authorizations
Concessions - Copel Geração e Transmissão
Hydroelectric Power Plants
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	05.23.2023
Gov. Ney Aminthas de Barros Braga (Segredo)	11.15.2029
Gov. José Richa (Caxias)	05.04.2030
Gov. Pedro Viriato Parigot de Souza	07.07.2015
Guaricana	08.16.2026
Chaminé	08.16.2026
Apucaraninha	10.12.2025
Mourão	07.07.2015
Derivação do Rio Jordão	11.15.2029
Marumbi	- (a)
São Jorge	12.03.2024
Chopim I	07.07.2015
Rio dos Patos	02.14.2014
Cavernoso	01.07.2031
Melissa	- (b)
Salto do Vau	- (b)
Pitangui	- (b)
Mauá	07.03.2042
Colíder	01.17.2046
Thermal Power Plant
Figueira	03.26.2019
Transmission concessions
Contract no. 060/01 - Transmission system	07.07.2015
Contract no. 075/01 - Bateias - Jaguariaíva Transmission Line	08.16.2031
Contract no. 006/08 - Bateias - Pilarzinho Transmission Line	03.16.2038
Contract no. 027/09 - Foz do Iguaçu - Cascavel Oeste Transmission Line	11.18.2039
Contract no. 010/10 - Araraquara 2 - Taubaté Transmission Line	10.05.2040
Contract no. 015/10 - Cerquilho III Substation	10.05.2040
Concession - Copel Distribuição	07.07.2015
Concession - Compagas	07.06.2024
Concession - Elejor	10.25.2036
Authorization - UEG Araucária	12.22.2029
(a) Currently under approval process at ANEEL
(b) Facilities rated under 1 MW are only required to submit registration before ANEEL

As far as potential reimbursements at the end of the concession, there is uncertainty regarding how to measure the amounts to be paid for reversal of concession assets to the granting authority.

36.3.8. Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

36.3.9. Derivative financial instruments

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

  Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	12.31.2010	12.31.2009	01.01.2009
Liabilities
Future DI rate contracts	47	1	9
Current portion	47	1	9

In order to protect against the effects of volatility on active exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

During 2010, the result of operations with derivative financial instruments on the futures market was a gain of R$53 (loss of R$137 in 2009).

Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as of December 31, 2010 corresponded to R$57,253 (R$1,901 as of December 31, 2009 and R$6,976 as of January 1, 2009).

On December 31, 2010, a share of the Company’s federal bonds in the amount of R$7,993 was deposited as collateral for transactions at BM&FBOVESPA S.A. (the Stock, Commodities, and Futures Exchange of São Paulo).

36.4     Indebtedness Level

	12.31.2010	12.31.2009
Debt - loans and financing	1,364,077	865,842
Debt - debentures	621,157	807,579
Cash and cash equivalents and financial investments	2,392,589	1,888,813
Net indebtedness	(407,355)	(215,392)
Equity	11,295,826	10,524,363
Net indebtedness ratio	-3.61%	-2.05%

36.5     Financing lines

Copel does not employ financing lines such as: non-guaranteed overdraft accounts; non-guaranteed bills of exchange; guaranteed overdraft accounts; and guaranteed bank credit lines with different maturities until 2011 and which may be extended by mutual agreement.

  Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

36.6     Liquidity and interest table

	Interest (1)	Under one month	1 to 3 months	3 months to a year	1 to 5 years	Over 5 years	Total
December 31, 2010
Cash and cash equivalents	-	1,794,416	-	-	-	-	1,794,416
Customers	0.76%	22,051	9,508	28,459	60,000	-	120,018
CRC transferred to State Government	6,65% p.a. + IGP-DI	11,973	23,947	107,759	840,030	1,981,717	2,965,426
Bonds and securities + exclusive funds	99,9% of CDI	357,492	26,089	45,592	133,362	-	562,535
Collaterals and escrow accounts	TR and USD variation(3)	64,078	-	-	-	98,724	162,802
Receivables related to concession	WACC+rate of return(2)	29,587	59,304	273,828	5,050,599	2,076,135	7,489,453
		2,279,597	118,848	455,638	6,083,991	4,156,576	13,094,650
December 31, 2009
Cash and cash equivalents	-	1,518,523	-	-	-	-	1,518,523
Customers	0.76%	23,889	10,013	29,806	60,884	-	124,592
CRC transferred to State Government	6,65% p.a. + IGP-DI	10,758	21,515	96,819	738,003	1,899,229	2,766,324
Bonds and securities + exclusive funds	99,9% of CDI	1,497,675	1,090	17,065	165,611	-	1,681,441
Collaterals and escrow accounts	TR and USD variation(3)	-	-	4,655	392	90,074	95,121
Receivables related to concession	WACC+rate of return(2)	25,246	50,676	218,367	1,275,632	3,456,491	5,026,412
		3,076,091	83,294	366,712	2,240,522	5,445,794	11,212,413
(1) Effective interest rate - weighted average
(2) Regulatory WACC +project's rate of return
(3) National currency: TR; foreign currency: see Note 21.2

	Interest (1)	Under a month	1 to 3 months	3 months to a year	1 to 5 years	Over 5 years	Total
December 31, 2010
Loans and financing	Note 21	22,916	28,656	99,167	1,455,068	434,672	2,040,479
Debentures	Note 22	-	32,247	641,103	-	-	673,350
Derivatives	Future DI rate	47	-	-	-	-	47
Payables related to concession - use of public property	Rate of return + IGP-M & IPCA	3,524	7,048	31,715	253,278	2,061,329	2,356,894
Eletrobrás - Itaipu	USD	-	77,507	353,466	3,284,329	7,125,809	10,841,111
Petrobras - Compagas	100% of CDI	3,988	8,158	38,647	194,202	-	244,995
Other suppliers	-	214,026	125,151	185,168	14,944	-	539,289
Post-employment benefits	7.17%	28,269	56,537	254,417	1,213,013	1,807,966	3,360,202
Purchase liabilities	IGP-M & IPCA	-	457,253	2,245,114	14,554,719	43,263,760	60,520,846
		272,770	792,557	3,848,797	20,969,553	54,693,536	80,577,213
December 31, 2009
Loans and financing	Note 21	20,065	34,132	80,602	844,862	297,595	1,277,256
Debentures	Note 22	-	39,756	66,211	846,790	1,865	954,622
Derivatives	Future DI rate	1	-	-	-	-	1
Payables related to concession - use of public property	Rate of return + IGP-M & IPCA	3,192	6,386	28,736	212,287	1,617,507	1,868,108
Eletrobrás - Itaipu	USD	-	81,698	373,409	2,847,733	6,891,569	10,194,409
Petrobras - Compagas	100% of CDI	3,662	7,403	34,669	233,591	-	279,325
Other suppliers	-	200,786	100,654	163,644	12,373	-	477,457
Post-employment benefits	7.30%	20,420	40,839	183,775	1,004,778	2,941,387	4,191,199
Purchase liabilities	IGP-M & IPCA	-	408,335	1,944,258	14,939,266	43,415,944	60,707,803
		248,126	719,203	2,875,304	20,941,680	55,165,867	79,950,180
(1) Effective interest rate - weighted average

  Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

37   Related-Party Transactions

Related party / Nature of operation			Assets			Liabilities		Income
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009	2010	2009
Controlling shareholders
State of Paraná
Dividends payable (1)	-	-	-	58,140	32,336	77,635	-	-
Electricity bill installments (2)	39,838	36,270	50,712	-	-	-	1,292	3,959
Luz Fraterna Program (3)	11,528	4,030	7,500	-	-	-	-	-
Telecom bill installments (2)	4,376	3,984	6,231	-	-	-	182	560
Wages/charges of transferred employees (4)	2,457	2,155	2,185	-	-	-	-	-
CRC (Note 8)	1,341,193	1,254,574	1,319,903	-	-	-	215,714	65,638
ICMS (VAT) (Note 12.3.1)	118,814	113,825	89,331	174,612	164,756	132,998	-	-
BNDES (5)
Financing for investments in gas pipelines (Note 21.5)	-	-	-	6,373	12,743	6,526	(897)	(1,073)
Financing for the Mauá HPP and its Associated Transmission System (Note 21.7)	-	-	-	138,885	56,632	-	(6,090)	(3,769)
BNDESPAR (5)
Debentures - Elejor	-	-	-	-	190,341	25,767	(3,248)	(21,133)
Dividends payable (1)	-	-	-	42,601	17,149	54,218	-	-
Investees
Dona Francisca Energética
Purchase of electricity (6)	-	-	-	5,506	5,100	5,128	(61,189)	(60,303)
Dividends receivable by COPEL	955	-	-	-	-	-	-	-
Sanepar
Dividends receivable by Dominó Holdings	4,896	5,135	5,247	-	-	-	-	-
Senior management
Wages, social charges, and others (Note 31.3)	-	-	-	-	-	-	(10,881)	(10,266)
Pension and healthcare plans (Note 23)	-	-	-	-	-	-	(479)	(222)
Other related parties
Petrobras
Lease of Araucária TPP (Note 35.2)	4,296	550	7,474	-	-	-	50,000	40,583
Supply and transport of gas (7)	177	188	949	-	-	-	11,644	11,422
Purchase of gas for resale (7)	-	-	-	25,720	23,166	36,775	(144,519)	(128,818)
Advance payment to suppliers (7)	9,902	8,290	3,196	-	-	-	-	-
Dividends payable (7)	-	-	-	2,359	2,016	1,892	-	-
Mitsui Gás e Energia do Brasil Ltda. (8)
Dividends payable	-	-	-	2,359	2,016	1,892	-	-
Paineira Participações S.A.
Dividends payable	-	-	-	-	2,145	401	-	-
COPEL Foundation (Fundação COPEL)
Rent of administrative facilities	-	-	-	-	-	-	(8,401)	(7,649)
Pension and healthcare plans (Note 23)	-	-	-	408,463	375,481	352,509	-	-
Instit. de Tecnol. p/ o Desenvolvimento - Lactec (9)
Services rendered and R&D	28,064	23,419	11,509	433	211	16	(9,170)	(7,643)

The amounts resulting from the operating activities of Copel Distribuição involving related parties are billed at the rates approved by ANEEL, and those of Copel Telecomunicações are accounted for according to terms and conditions similar to those in effect in transactions with independent parties.

1)      In 2010, out of the total dividends proposed to the Government of the State of Paraná and to BNDESPAR, in the amounts of R$83,366 and R$59,826, the Company made advance payments during 2010 of R$25,226 and R$17,225, respectively.

  Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2)       Agreement for renegotiation of power bills and Luz Fraterna Program bills with Copel Distribuição, in the original amount of R$84,883, and agreement for renegotiation of the bills for internet connection at public schools with Copel Telecomunicações, in the amount of R$12,000. These agreements were signed on April 20, 2007, for payment in 45 monthly installments, restated according to the SELIC interest rate, generating the financial revenues shown in the table above.

3)      The Luz Fraterna Program, created under Law no. 491, dated September 11, 2003, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 100 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 ampères. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel.

4)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company set aside a provision in the amount of R$2,036 in connection with the balances as of September 30, 2010 and June 30, 2010.

5)      BNDESPAR holds 26.41% of the Company’s common shares and has the right, under a shareholders’ agreement, to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 21.

6)     Power purchase agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on October 6, 2015.

7)     These balances refer to transactions with Petrobras, which holds a 24.5% interest in Compagas, and with its subsidiaries, Petrobras Distribuidora S.A. - BR and Petrobras Gás S.A. – Gaspetro.

The supply and transport of piped gas and the purchase of gas for resale are conducted at market prices and conditions.

Advance payments to suppliers refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagas has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. In light of Compagas’ expansion plan and the prospects of increased consumption by the market, Compagas management believes it will consume the accumulated gas volumes as of December 31, 2010 in the next fiscal years.

8)     Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagas’ share capital.

9)     The Institute of Technology for Development (LACTEC) was constituted on February 6, 1997 as a not for profit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,970, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: Copel, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP).

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

  Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Policy	Expiration date	Amount insured
Specified risks (38.1)	8/24/2011	1,829,168
Fire - Company-owned and rented facilities (38.2)	8/24/2011	457,451
Civil liability - COPEL (38.3)	8/24/2011	6,000
Civil liability - Compagas (38.3)	8/30/2011	4,200
Engineering risks - COPEL (38.4)	8/24/2011	dependent on each event
Domestic and international transport - export and import (38.5)	8/24/2011	dependent on each event
Multi-risk - Compagas (38.6)	8/10/2011	5,767
Multi-risk - Compagas (38.6)	9/20/2011	720
Multi-risk - Elejor (38.6)	6/5/2011	924
Vehicles (38.7)	8/20/2011	market value
Miscellaneous risks (38.8)	8/24/2011	732
Operational risks - Elejor (38.9)	9/25/2011	541,852
Operational risks - UEG Araucária (38.10)	5/31/2011	449,723
Court guarantee (38.11)	5/2/2012	58,473
Performance bond - Copel (38.12)	1/15/2013	14,700
Performance bond - Copel (38.12)	4/1/2013	5,082
Performance bond - Copel (38.12)	7/30/2015	63,313

38.1     Insurance against specified risks

This policy covers substations and power plants, listing their main equipment and respective insured amounts. It provides basic coverage against fire, lightning strikes, explosions of any kind, and additional coverage against potential electrical damage, miscellaneous risks, and risk to electronics and computers.

38.2     Fire insurance

This policy covers both Company-owned and rented facilities and part of their contents. It ensures payment of reparations to the insurance holder or property owner for the damages resulting from basic fire hazards, lightning strikes, and explosions of any kind, plus additional coverage against windstorms.

38.3     Civil liability insurance

This insurance provides coverage against liability for involuntary damages, bodily and/or material and/or moral, caused to third-parties as a result of the Company’s commercial and/or industrial operations.

38.4     Insurance against engineering risks - Copel

This insurance provides coverage against risks of installation, assembly, disassembly, and testing of new equipment, particularly at substations and power plants. Policies are purchased before each risk event, according to the occurrence and need for coverage against risks of carrying out engineering services.

38.5     Transport insurance

This insurance provides coverage against losses and damages caused to products transported by any appropriate means within both the domestic and foreign market and during import and export operations to and from foreign markets. Policies are purchased before each risk event, and are basically used to cover the transport of electrical, electronic, and telecommunications equipment.

38.6     Multi-risk insurance

This policy comprises the assets of the Company and provides coverage against potential damages caused by fire, lighting strikes, explosions, electrical malfunctions, risks to electronic equipment, recovery of records and documents, windstorms, smoke, and theft or aggravated larceny.

  Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

38.7     Vehicle insurance

This insurance covers the payment of reparations of damage suffered and expenses incurred as a result of risks to which Compagas’ 26 insured vehicles are subject. It provides basic coverage for the vehicles and additional and optional civil liability coverage against material, bodily, and moral damages caused to third-parties. Coverage limits for damages to third-parties are R$150,000 for material damages and R$300,000 for bodily damages, for each vehicle.

38.8     Insurance against miscellaneous risks - Copel

This insurance covers losses and material damage caused to the assets listed in the policy by any accidents with an external cause, including transport risks.

This type of insurance covers mobile and/or stationary electric equipment, computers, and electronics, whether in use at the Company's facilities or leased or loaned to third-parties.

38.9     Insurance against operational risks - Elejor

This insurance covers sudden, unforeseen, and accidental losses and material damage to Elejor buildings, merchandise, raw materials, unfinished and finished products, packages, machinery, tools, furniture, and other devices and facilities which are part of the insured establishment, in addition to loss of profits.

38.10  Insurance against operational risks – UEG Araucária

This policy provides coverage against all risks (all legally insurable risks), including machinery failure, for all the facilities of the Araucária Thermal Power Plant.

38.11  Court guarantee

This insurance covers the settlement of final rulings in lawsuits against Compagas. It has the same standing as a judicial bond, replacing judicial deposits in cash, attachment of assets, and bank guarantees.

38.12  Contract Performance Bond

This bond covers damages resulting from failure by the bond acquirer, Copel, to perform the duties set forth in the concession agreements signed with ANEEL.

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

This type of insurance is designed to guarantee full performance of a contract. It does not cover damages but rather liabilities for breach of contract, and it is a form of contractual guarantee provided by Brazilian law, which may replace bank guarantees, cash bonds, or government bonds.

39  Subsequent events

In June 2011, ANEEL approved the annual readjustment of our Retail Tariffs, increasing them by an average of 5.55%, of which 5.77% related to the tariff increase and 0.22% referred to a decrease in recovery of deferred regulatory assets (CVA). The readjustment became effective as of June 24, 2011. After giving effect to the recovery of Parcel A costs, the average effect of this tariff readjustment on our captive customers was an increase of 2.99%.