Form 20-F/A
period 2010-12-31
ENERGY CO OF PARANA
filed 2011-12-13
CIK 1041792

As filed with the Securities and Exchange Commission on December 13, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

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

Yes ☐           No ☒

EXPLANATORY NOTE

     Companhia Paranaense de Energia Copel (the Company ) is filing this Form 20-F/A (the Amendment ) to its Annual Report on Form 20-F filed on June 30, 2011 (the Annual Report ) to include in Item 18 Schedule A, which contains the condensed financial information required by Rule 12-04 of Regulation S-X.

     Other than the foregoing item, no part of the Annual Report is being amended, and the filing of this Amendment should not be understood to mean that any other statements contained in the Annual Report are true or complete as of any date subsequent to June 30, 2011.

Item 18. Financial Statements

            Reference is made to pages F-1 through F-144.

Exhibit 12.1

CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a) AS ADOPTED
UNDER SECTION 302 OF THE SARBANES-OXLEY ACT

I, Lindolfo Zimmer, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Companhia Paranaense de Energia COPEL (the "Company" );

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

4.

The Company s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

(c)

Evaluated the effectiveness of the company s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company s internal control over financial reporting; and

5.

The Company s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company s auditors and the audit committee of the Company s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company s internal control over financial reporting.

Date: December 13, 2011

/s/ Lindolfo Zimmer
Name: Lindolfo Zimmer
Title: Chief Executive Officer

Exhibit 12.2

CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a) AS ADOPTED
UNDER SECTION 302 OF THE SARBANES-OXLEY ACT

I, Ricardo Portugal Alves, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Companhia Paranaense de Energia COPEL (the "Company");

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

4.

The Company s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

(c)

Evaluated the effectiveness of the Company s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company s internal control over financial reporting; and

5.

The Company s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company s auditors and the audit committee of the Company s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company s internal control over financial reporting.

Date: December 13, 2011

/s/ Ricardo Portugal Alves
Name: Ricardo Portugal Alves
Title: Chief Financial Officer

Exhibit 13.1

     CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Companhia Paranaense de Energia - COPEL (the Company ), does hereby certify, to such officer s knowledge, that:

The Annual Report on Form 20-F/A for the year ended December 31, 2010 (the Form 20-F/A ) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 13, 2011

/s/ Lindolfo Zimmer
Name: Lindolfo Zimmer
Title: Chief Executive Officer

Exhibit 13.2

     CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Companhia Paranaense de Energia - COPEL (the Company ), does hereby certify, to such officer s knowledge, that:

The Annual Report on Form 20-F/A for the year ended December 31, 2010 (the Form 20-F/A ) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 13, 2011

/s/ Ricardo Portugal Alves
Name: Ricardo Portugal Alves
Title: Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Companhia Paranaense de Energia - COPEL Curitiba - PR, Brazil

We have audited the financial statements of Companhia Paranaense de Energia -COPEL and subsidiaries (the "Company") as of December 31, 2010 and 2009 and as of January 1, 2009, and for each of the two years in the period ended December 31, 2010, and the Company's internal control over financial reporting as of December 31, 2010, and have issued our reports thereon dated June 16, 2011; such reports have previously been filed as part of the Company's Annual Report on Form 20-F for the year ended December 31, 2010. Our audits also included the financial statement schedule of the Company listed in the accompanying schedule to Item 18. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

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

Companhia Paranaense de Energia – Copel

Consolidated Statement of Financial Position

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note
		12.31.2010	12.31.2009	01.01.2009
CURRENT LIABILITIES
Payroll, social charges and accruals	19	175,584	206,957	159,388
Suppliers	20	612,568	543,529	497,832
Income tax and social contribution	12	153,249	124,505	134,263
Other tax payable	12	378,871	325,990	235,588
Loans and financing	21	83,095	81,698	98,461
Debentures	22	621,157	54,195	195,000
Dividends payable		163,634	90,806	243,652
Post-employment benefits	23	24,255	22,505	21,344
Customer charges due	24	56,105	29,523	43,123
Research and Development and Energy Efficiency	25	155,991	121,005	126,484
Payables related to concession - use of public property	26	40,984	38,029	38,166
Other accounts payable	27	71,308	84,581	75,744

		2,536,801	1,723,323	1,869,045

NONCURRENT LIABILITIES
Suppliers	20	144,936	175,796	214,157
Tax payable	12	32,252	131,650	618
Deferred income tax and social contribution	12	887,218	901,084	935,022
Loans and financing	21	1,280,982	784,144	769,056
Debentures	22	-	753,384	802,116
Post-employment benefits	23	384,208	352,976	331,165
Research and Development and Energy Efficiency	25	90,732	90,493	72,079
Payables related to concession - use of public property	26	340,099	312,626	319,433
Other accounts payable	27	-	2,953	6,674
Reserve for risks	28	866,378	560,111	653,382

		4,026,805	4,065,217	4,103,702
EQUITY	29
Attributable to Parent Company
Share capital		6,910,000	4,460,000	4,460,000
Capital reserves		-	838,340	838,340
Equity valuation adjustments		1,559,516	1,660,634	1,750,069
Legal reserves		478,302	428,912	377,590
Retained earnings		2,056,526	2,908,112	2,316,218
Additional proposed dividends		25,779	-	-
		11,030,123	10,295,998	9,742,217

Attributable to non-controlling interest		265,703	228,365	218,877

		11,295,826	10,524,363	9,961,094

TOTAL LIABILITIES AND EQUITY		17,859,432	16,312,903	15,933,841

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

The return on these financial assets is based on the regulatory Weighted Average Cost of Capital orWACC approved by ANEEL in the periodic rate review process every four years, whose amount is included in the composition of the revenues from tariffs charged to customers and collected monthly.

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

3.3       Power purchase and sale transactions in Spot Market (Electric Energy trading Chamberor CCEE)

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

▪       Hedge accounting

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

▪  Reversal of financial assets and liabilities

▪  Participation of non-controlling holders

4.1.2. Reconciliations with the previous accounting practices

Effects of adoption of the IFRSs on the consolidated statement of financial position

			First-time Adoption of IFRS				First-time Adoption of IFRS
		Previous				Previous
ASSETS	Item	BR GAAP	Reclassif.	Adjusments	IFRSs	BR GAAP	Reclassif.	Adjusments	IFRSs
		01.01.2009			01.01.2009	12.31.2009			12.31.2009
CURRENT ASSETS
Cash and cash equivalents	4.2.9	1,813,576	(164,095)	-	1,649,481	1,696,152	(177,629)	-	1,518,523
Bonds and securities/Collaterals and escrow accounts	4.2.9	150,796	164,105	-	314,901	192,660	177,630	-	370,290
Customers and distributors	4.2.1	984,572	-	(2,730)	981,842	1,072,558	-	(572)	1,071,986
Dividends receivable		5,247	-	-	5,247	5,135	-	-	5,135
CRC transferred to the State Government		47,133	-	-	47,133	49,549	-	-	49,549
Accounts receivable related to concession	4.2.3	-	-	27,685	27,685	-	-	44,070	44,070
Other receivables	4.2.1	104,048	-	1,002	105,050	124,097	-	8,905	133,002
Inventories	4.2.3	64,260	-	19,287	83,547	94,190	-	17,912	112,102
Taxes and social contribution	4.2.7/8	189,135	11,409	-	200,544	279,241	(6,534)	(2,149)	270,558
Other prepaid current taxes		28,021	-	-	28,021	31,933	-	-	31,933
Deferred income tax and social contribution	4.2.9	40,183	(40,183)	-	-	41,238	(41,238)	-	-
Prepaid expenses		3,573	-	-	3,573	4,966	-	-	4,966
Deferred regulatory assets - CVA	4.2.1	111,098	-	(111,098)	-	218,500	-	(218,500)	-
Other regulatory assets	4.2.1	31,511	-	(31,511)	-	17,526	-	(17,526)	-

		3,573,153	(28,764)	(97,365)	3,447,024	3,827,745	(47,771)	(167,860)	3,612,114
NONCURRENT ASSETS
Noncurrent receivables
Financial investments		106,931	-	-	106,931	64,298	-	-	64,298
Customers and distributors	4.2.1	85,141	-	(95)	85,046	52,388	-	(456)	51,932
CRC transferred to State Government		1,272,770	-	-	1,272,770	1,205,025	-	-	1,205,025
Judicial deposits	4.2.9	113,497	60,017	-	173,514	73,436	85,567	9	159,012
Accounts receivable related to concession	4.2.3	-	-	1,460,462	1,460,462	-	-	1,828,220	1,828,220
Other receivables		12,214	-	-	12,214	16,949	-	-	16,949
Prepaid current taxes		62,468	-	-	62,468	83,957	-	-	83,957
Deferred income tax and social contribution	4.2.7/9	400,141	40,183	(41,451)	398,873	355,021	41,238	1,623	397,882
Deferred regulatory assets - CVA	4.2.1	53,494	-	(53,494)	-	98,963	-	(98,963)	-
Other regulatory assets	4.2.1	11,085	-	(11,085)	-	-	-	-	-
		2,117,741	100,200	1,354,337	3,572,278	1,950,037	126,805	1,730,433	3,807,275

Investments	4.2.9	395,938	-	10,817	406,755	395,565	-	10,088	405,653
Property, plant, and equipment, net	4.2.3/8	7,048,675	-	(276,580)	6,772,095	7,528,432	-	(868,784)	6,659,648
Intangible assets	4.2.3	118,119	-	1,617,570	1,735,689	131,717	-	1,696,496	1,828,213

		9,680,473	100,200	2,706,144	12,486,817	10,005,751	126,805	2,568,233	12,700,789

TOTAL ASSETS		13,253,626	71,436	2,608,779	15,933,841	13,833,496	79,034	2,400,373	16,312,903

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

			First-time Adoption of IFRS				First-time Adoption of IFRS
LIABILITIES	Item	Previous BR GAAP	Reclassif.	Adjusments	IFRSs	Previous BR GAAP	Reclassif.	Adjusments	IFRSs
		01.01.2009			01.01.2009	12.31.2009			12.31.2009
CURRENT LIABILITIES
Payroll, social charges and accruals		159,388	-	-	159,388	206,957	-	-	206,957
Suppliers		497,832	-	-	497,832	543,529	-	-	543,529
Income tax and social contribution	4.2.7	115,476	18,787		134,263	123,486	-	1,019	124,505
Other tax liabilities	4.2.9	242,966	(7,378)		235,588	332,524	(6,534)	-	325,990
Deferred income tax and social contribution	4.2.9	48,630	(48,630)	-	-	80,443	-	(80,443)	-
Loans and financing		98,461	-	-	98,461	81,698	-	-	81,698
Debentures		195,000	-	-	195,000	54,195	-	-	54,195
Dividends payable	4.2.9	245,166	-	(1,514)	243,652	90,806	-	-	90,806
Post-employment benefits	4.2.6	22,066	-	(722)	21,344	22,505	-	-	22,505
Regulatory charges		43,123	-	-	43,123	29,523	-	-	29,523
R&D and Energy Efficiency		126,484	-	-	126,484	121,005	-	-	121,005
Accounts payable related to concession - use of public property	4.2.3	38,649	-	(483)	38,166	36,576	-	1,453	38,029
Other accounts payable	4.2.9	75,734	10	-	75,744	84,580	1	-	84,581
Other regulatory liabilities	4.2.1	26,192	-	(26,192)	-	8,315	-	(8,315)	-
Deferred regulatory liabilities - CVA	4.2.1	28,327	-	(28,327)	-	25,020	-	(25,020)	-

		1,963,494	(37,211)	(57,238)	1,869,045	1,841,162	(6,533)	(111,306)	1,723,323
NONCURRENT LIABILITIES
Suppliers		214,157	-	-	214,157	175,796	-	-	175,796
Tax liabilities		618	-	-	618	131,650	-	-	131,650
Deferred income tax and social contribution	4.2.7/9	28,910	48,630	857,482	935,022	42,756	-	858,328	901,084
Loans and financing		769,056	-	-	769,056	784,144	-	-	784,144
Debentures		802,116	-	-	802,116	753,384	-	-	753,384
Post-employment benefits	4.2.6	425,879	-	(94,714)	331,165	352,976	-	-	352,976
R&D and Energy Efficiency		72,079	-	-	72,079	90,493	-	-	90,493
Accounts payable related to concession - use of public property	4.2.3	-	-	319,433	319,433	-	-	312,626	312,626
Deferred revenues	4.2.5	74,994	-	(74,994)	-	74,994	-	(74,994)	-
Other accounts payable		6,674	-	-	6,674	2,953	-	-	2,953
Reserve for risks	4.2.8	593,365	60,017	-	653,382	474,544	85,567		560,111
Deferred regulatory liabilities - CVA	4.2.1	2,373	-	(2,373)	-	25,020	-	(25,020)	-
Other regulatory liabilities	4.2.1	7,257	-	(7,257)	-	26	-	(26)	-

		2,997,478	108,647	997,577	4,103,702	2,908,736	85,567	1,070,914	4,065,217
NON-CONTROLLING SHAREHOLDERS'
INTERESTS	4.2.9	239,567	(239,567)	-	-	253,537	(253,537)	-	-

EQUITY
Attributable to the Parent Company shareholders
Share capital		4,460,000	-	-	4,460,000	4,460,000	-	-	4,460,000
Capital reserves		838,340	-	-	838,340	838,340	-	-	838,340
Equity valuation adjustments	4.2.3/8	-	-	1,750,069	1,750,069	-	-	1,660,634	1,660,634
Legal reserve		377,590	-	-	377,590	428,912	-	-	428,912
Retained earnings		2,377,157	-	(60,939)	2,316,218	3,102,809	-	(194,697)	2,908,112
		8,053,087	-	1,689,130	9,742,217	8,830,061	-	1,465,937	10,295,998

Attributable to non-controlling shareholders	4.2.9	-	239,567	(20,690)	218,877	-	253,537	(25,172)	228,365

		8,053,087	239,567	1,668,440	9,961,094	8,830,061	253,537	1,440,765	10,524,363

TOTAL LIABILITIES AND EQUITY		13,253,626	71,436	2,608,779	15,933,841	13,833,496	79,034	2,400,373	16,312,903

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

A breakdown of Copel Geração e Transmissão's power generation assets by category is shown below:

Previous BR GAAP		Deemed cost	IFRS
Cost
Machinery and equipment	1,291,931	1,825,501	3,117,432
Reservoirs, dams, and w ater mains	2,668,134	4,128,844	6,796,978
Buildings	442,892	858,989	1,301,881
Land	91,727	83,467	175,194
Vehicles	17,575	7,184	24,759
Furniture and implements	3,345	2,618	5,963
	4,515,604	6,906,603	11,422,207
Accumulated depreciation
Machinery and equipment	(517,723)	(969,722)	(1,487,445)
Reservoirs, dams, and headrace channels	(1,046,460)	(2,681,944)	(3,728,529)
Buildings	(229,501)	(605,512)	(835,013)
Vehicles	(13,124)	(6,681)	(19,805)
Furniture and implements	(2,319)	(1,991)	(4,310)
	(1,809,127)	(4,265,850)	(6,075,102)
Property, plant, and equipment in service, net	2,706,477	2,640,753	5,347,105

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

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Total expenses already owed to suppliers of equipment and services in connection with the Araraquara 2 – Taubaté Transmission Line amounted to R$243.398 as of December 31, 2010.

9.3.2. 230-kV Cerquilho III Substation

This 230/138-kV (300 MVA) substation was awarded to the Company at ANEEL Auction no. 001/10, on June 10, 2010.

Total expenses already owed to suppliers of equipment and services in connection with the Cerquilho III Substation amounted to R$40.724 as of December 31, 2010.

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

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income tax and social contribution credits have been recorded as follows:

	12.31.2010	12.31.2009	01.01.2009
Noncurrent receivables
Tax losses and negative tax basis	10,966	23,346	16,355
Pension and healthcare plans	135,384	123,842	147,691
Other temporary additions	-	-	-
Reserve for litigation	290,385	172,080	168,486
Allowance for doubtful accounts	24,477	22,350	22,959
Amortization - concession	35,917	19,709	19,088
Provision for effects of network charges	6,922	6,922	6,923
FINAN provision	3,659	3,291	4,563
Other	-	26,342	12,808
	507,710	397,882	398,873
Noncurrent liabilities
Transitional Tax System - RTT	-	-	-
Deemed cost of assets	802,556	854,742	906,721
Other	47,607	12,092	(7,587)
Other temporary exclusions	-	-	-
Capitalization of financial charges	4,595	-	2,551
Provision for negative goodwill	25,297	25,297	25,297
Gas supply	7,163	8,953	8,040
	887,218	901,084	935,022
	(379,508)	(503,202)	(536,149)

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

16.3     Main information about the jointly controlled subsidiary

16.3.1. Dominó Holdings S.A.

Dominó Holdings is a private corporation in which Copel holds a 45% interest, sharing joint control with the remaining shareholders. The company was set up to hold interests in other companies. It currently holds 34.75% of the share capital of the Sanitation Company of Paraná – Sanepar, a mixed capital company whose business comprises basic sanitation services, including water supply and sewage collection and treatment.

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
Attributable to Parent Com pany shareholders
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
		1,122.42

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21        Loans and Financing

					Current			Noncurrent
					liabilities			liabilities
			12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
	Principal amount	Interest	Total
Foreign currency
IDB (21.1)	9,066	167	9,233	19,148	25,938	-	9,189	36,552
National Treasury (21.2)	4,731	547	5,278	5,625	8,647	51,397	58,654	85,359
Banco do Brasil	-	-	-	-	6,517	-	-	-
Eletrobrás	5	-	5	5	7	15	22	36
	13,802	714	14,516	24,778	41,109	51,412	67,865	121,947
Local currency (reais)
Banco do Brasil (21.3)	194	12,585	12,779	10,409	16,410	691,007	330,190	330,389
Eletrobrás (21.4)	44,632	11	44,643	38,182	34,411	257,673	261,142	275,207
Eletrobrás - Elejor	-	-	-	-	-	-	117	26,092
BNDES - Compagas (21.5)	6,330	-	6,330	6,349	6,526	43	6,394	13,111
Finep (21.6)	1,952	15	1,967	156	5	5,855	6,940	2,310
BNDES (21.7)	-	1,389	1,389	884	-	137,496	55,748	-
Banco do Brasil BNDES transfer (21.8)	-	1,471	1,471	940	-	137,496	55,748	-
	53,108	15,471	68,579	56,920	57,352	1,229,570	716,279	647,109
	66,910	16,185	83,095	81,698	98,461	1,280,982	784,144	769,056

Breakdown of loans and financing by currency and index

Currency (equivalent in reais) / Index
	12.31.2010%		12.31.2009%		01.01.2009%
Foreign currency
U.S. dollar	56,695	4.16	64,306	7.43	94,049	10.84
Yen	-	-	-	-	6,517	0.75
IDB currency basket	9,233	0.68	28,337	3.27	62,490	7.20
	65,928	4.84	92,643	10.70	163,056	18.79
National currency (reais)
Noncurrent Interest Rate (TJLP)	285,709	20.94	132,055	15.25	2,335	0.27
General Price Index - Market (IGP-M)	616	0.05	874	0.10	930	0.11
Fiscal Reference Unit (UFIR)	125,363	9.19	94,651	10.93	71,361	8.23
Eletrobrás Financing Rate (FINEL)	176,954	12.97	204,671	23.64	264,349	30.47
BNDES Monetary Unit (UMBND)	6,373	0.47	1,105	0.13	19,637	2.26
Interbank Deposit Certificate (CDI)	703,134	51.54	339,843	39.25	345,849	39.87
	1,298,149	95.16	773,199	89.30	704,461	81.21
	1,364,077	100.00	865,842	100.00	867,517	100.00

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
(*) The effect on the interest payment cost and on the liability, in the event of a positive 1% variation, w ill be 2%, w hile in the event of a negative variation it w ill be 0%. The percentages indicate the impact on total liabilities of a 1% increase or decrease in the discount, inflation, w age increase, and death rates.

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
(*) Goal based on total investments for each plan
(**) COPEL Foundation management has chosen to hold a more conservative interest in variable income compared to the legal limit, w hich is 70%, and thus the fixed income allocation increased in 2010 compared to the limits set for 2009

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

		Current liabilities			Noncurrent liabilities
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Copel Geração e Transmissão
Mauá HPP (26.1.1)	-	-	-	10,926	9,048	8,152
Colider HPP (26.1.2)	-	-	-	11,323	-	-
Elejor
Fundão-Santa Clara Energy Complex (26.2.1)	40,984	38,029	38,166	317,850	303,578	311,281
	40,984	38,029	38,166	340,099	312,626	319,433

	Nominal value	Present value
Payments made until December 2010	145,787	145,787
2011	40,798	39,292
2012	38,755	34,793
2013	38,755	32,438
2014	38,755	30,242
After 2014	849,379	326,904
	1,152,229	609,456

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

Given the particular aspects of this dispute, the Chief Legal Office has deemed it a probable loss. The Company had set aside, as of December 31, 2010, a corresponding reserve for litigation in the amount of R$119,787.

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
Parent Com pany:
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

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.4      Statement of operations per reporting segment

STATEMENT OF OPERATIONS						Elim inations and
	GET	DIS	TEL	GAS	HOL	non controlling	Consolidated
12.31.2010						interest
OPERATING REVENUES	1,948,799	4,939,328	139,153	267,829	-	(393,996)	6,901,113
Electricity sales to final customers - third-parties	113,102	2,100,301	-	-	-	-	2,213,403
Electricity sales to final customers - between segments	-	4,649	-	-	-	(4,649)	-
Electricity sales to distributors - third-parties	1,223,530	64,471	-	-	-	-	1,288,001
Electricity sales to distributors - between segments	258,952	-	-	-	-	(258,952)	-
Use of the power grid - third-parties	166,600	2,105,821	-	-	-	-	2,272,421
Use of the power grid - between segments	70,098	11,633	-	-		(81,731)	-
Construction revenues	41,019	599,634	-	22,881	-	-	663,534
Telecommunications services to third-parties	-	-	97,882	-	-	-	97,882
Telecommunications services between segments	-	-	41,271	-		(41,271)	-
Distribution of piped gas	-	-	-	237,272	-	-	237,272
Other operating revenues from third-parties	69,659	51,265	-	7,676	-	-	128,600
Other operating revenues between segments	5,839	1,554	-	-	-	(7,393)	-
OPERATING COSTS AND EXPENSES	(1,219,484)	(4,577,731)	(99,047)	(212,120)	(253,757)	393,996	(5,968,143)
Electricity purchased for resale	(60,352)	(2,170,875)	-	-	-	258,952	(1,972,275)
Charges for the use of the power grid	(205,749)	(468,723)	-	-	-	81,731	(592,741)
Personnel and management	(200,659)	(546,834)	(43,920)	(12,796)	(7,305)	-	(811,514)
Pension and health care plans	(30,535)	(86,359)	(5,655)	(1,239)	(433)	-	(124,221)
Materials and supplies	(21,752)	(60,132)	(1,517)	(709)	(14)	-	(84,124)
Raw materials and supplies for generation	(22,975)	-	-	-	-	-	(22,975)
Natural gas and supplies for gas business	-	-	-	(144,648)	-	-	(144,648)
Third-party services	(89,806)	(277,437)	(16,747)	(14,283)	(4,746)	52,113	(350,906)
Depreciation and amortization	(320,759)	(180,701)	(28,540)	(11,508)	(1,484)	-	(542,992)
Provisions and reversals	(17,630)	(106,913)	903	(39)	(239,097)	-	(362,776)
Construction costs	(40,372)	(599,634)	-	(22,881)	-	-	(662,887)
Other operating costs and expenses	(208,895)	(80,123)	(3,571)	(4,017)	(678)	1,200	(296,084)
RESULT OF EQUITY IN INVESTEES AND SUBSIDIARIES	(3,345)	-	-	-	1,225,676	(1,122,994)	99,337
RESULT OF OPERATIONS	725,970	361,597	40,106	55,709	971,919	(1,122,994)	1,032,307
Interest income (expenses)	(25,829)	378,910	4,059	5,256	(13,971)	-	348,425
OPERATING INCOME (LOSSES)	700,141	740,507	44,165	60,965	957,948	(1,122,994)	1,380,732
Income tax and social contribution	(236,566)	(193,982)	(11,287)	(20,734)	(35,399)	-	(497,968)
Deferred income tax and social contribution	72,796	(22,012)	(184)	307	76,610	-	127,517
INCOME (LOSSES) FOR THE PERIOD	536,371	524,513	32,694	40,538	999,159	(1,122,994)	1,010,281

Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF OPERATIONS						Eliminations and
	GET	DIS	TEL	GAS	HOL	non controlling	Consolidated
12.31.2009						interest
OPERATING REVENUES	1,919,460	4,420,923	117,784	227,089	-	(435,116)	6,250,140
Electricity sales to final customers - third-parties	103,470	1,956,084	-	-	-	-	2,059,554
Electricity sales to final customers - between segments	-	4,091	-	-	-	(4,091)	-
Electricity sales to distributors - third-parties	1,151,278	57,879	-	-	-	-	1,209,157
Electricity sales to distributors - between segments	296,823	-	-	-	-	(296,823)	-
Use of the power grid - third-parties	183,548	1,791,569	-	-	-	-	1,975,117
Use of the power grid - between segments	76,588	10,263	-	-		(86,851)	-
Construction revenues	41,791	545,882	-	14,207	-	-	601,880
Telecommunications services to third-parties	-	-	80,262	-	-	-	80,262
Telecommunications services between segments	-	-	37,228	-		(37,228)	-
Distribution of piped gas	-	-	-	207,842	-	(2,684)	205,158
Other operating revenues from third-parties	60,095	53,583	294	5,040	-	-	119,012
Other operating revenues between segments	5,867	1,572	-	-	-	(7,439)	-
OPERATING COSTS AND EXPENSES	(1,161,074)	(4,316,069)	(93,045)	(181,653)	109,720	435,116	(5,207,005)
Electricity purchased for resale	(75,701)	(2,037,970)	-	-	-	296,823	(1,816,848)
Charges for the use of the power grid	(205,854)	(434,171)	-	-	-	86,851	(553,174)
Personnel and management	(198,572)	(554,202)	(38,822)	(11,345)	(7,110)	-	(810,051)
Pension and healthcare plans	(26,728)	(76,624)	(4,886)	(1,272)	(222)	-	(109,732)
Materials and supplies	(13,784)	(53,478)	(1,294)	(653)	(14)	-	(69,223)
Raw materials and supplies for generation	(23,915)	-	-	-	-	2,684	(21,231)
Natural gas and supplies for gas business	-	-	-	(128,916)	-	-	(128,916)
Third-party services	(82,275)	(255,958)	(11,429)	(13,291)	(5,671)	47,558	(321,066)
Depreciation and amortization	(330,667)	(167,516)	(31,111)	(9,003)	(1,484)	-	(539,781)
Provisions and reversals	(41,446)	(103,515)	(1,564)	(36)	186,498	-	39,937
Construction costs	(41,525)	(545,882)	-	(14,207)	-	-	(601,614)
Other operating costs and expenses	(120,607)	(86,753)	(3,939)	(2,930)	(62,277)	1,200	(275,306)
RESULT OF EQUITY IN INVESTEES AND SUBSIDIARIES	(4,806)	-	-	-	830,785	(811,652)	14,327
RESULT OF OPERATIONS	753,580	104,854	24,739	45,436	940,505	(811,652)	1,057,462
Interest income (expenses)	11,515	65,940	4,228	2,604	(77,552)	-	6,735
OPERATING INCOME (LOSSES)	765,095	170,794	28,967	48,040	862,953	(811,652)	1,064,197
Income tax and social contribution	(237,761)	(29,901)	(7,645)	(15,319)	(144)	-	(290,770)
Deferred income tax and social contribution	47,705	47,173	1,114	(822)	(56,319)	-	38,851
INCOME (LOSSES) FOR THE PERIOD	575,039	188,066	22,436	31,899	806,490	(811,652)	812,278

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

  Companhia Paranaense de Energia – Copel

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2)       Agreement for renegotiation of power bills and Luz FraternaProgram bills with Copel Distribuição, in the original amount of R$84,883, and agreement for renegotiation of the bills for internet connection at public schools with Copel Telecomunicações, in the amount of R$12,000. These agreements were signed on April 20, 2007, for payment in 45 monthly installments, restated according to the SELIC interest rate, generating the financial revenues shown in the table above.

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

Schedule A to Item 18

Condensed unconsolidated financial information of Companhia Paranaense de Energia -Copel

The condensed unconsolidated financial information of Companhia Paranaense de Energia -Copel, as of December 31, 2010 and 2009 and for each of the two years in the period ending on December 31, 2010, presented herein was prepared using the same accounting policies as described in Note 2 to Company s consolidated financial statements, except that the investment caption presented in Company s unconsolidated condensed balance sheet was measured under the equity method, instead of being measured at fair value or at cost, as required by International Financial Reporting Standards ( IFRS ) issued by the International Accounting Standards Board ( IASB ).

All amounts expressed in thousands of Brazilian reais, unless otherwise stated.

(a) Condensed statements of financial position

	December 31,
	2010	2009
Assets
Current assets
Cash and cash equivalents	89,822	479,044
Bonds and securities	175	79,120
Dividends receivable	889,823	164,477
Income tax and social contribution	122,995	109,383
Other receivables	-	2

	1,102,815	832,026

Noncurrent assets
Judicial deposits	230,235	52,954
Other receivables	-	1,759
Deferred income tax and social contribution	144,757	68,146
Receivables from related parties	1,068,002	988,421

	1,442,994	1,111,280

Investments	10,108,610	9,718,656

	11,551,604	10,829,936

	12,654,419	11,661,962

Liabilities and shareholders equity
Current liabilities
Income tax and social contribution	14,985	-
Other tax payable	82,128	95,932
Loans and financing	17,860	15,868
Debentures	621,157	17,238
Dividends payable	158,916	84,630
Other	745	910

	895,791	214,578

Noncurrent liabilities

Affiliates and subsidiaries	3,675	1,109
Tax payable	20,076	82,792
Deferred income taxes and social contribution	25,297	25,297
Loans and financing	380,997	388,254
Debentures	-	600,000
Reserve for risks	298,460	53,934

	728,505	1,151,386

Equity
Share capital	6,910,000	4,460,000
Capital reserves	-	838,340
Equityvaluation adjustments	1,559,516	1,660,634
Legal reserves	478,302	428,912
Retained earnings	2,056,526	2,908,112
Additional proposed dividends	25,779	-

	11,030,123	10,295,998

Total liabilities and equity	12,654,419	11,661,962

(b) Condensed statement of operations

	December 31,
	2010	2009
Gross profit	-	-

Other operating revenues (expenses)
General and administrative expenses	(13,272)	(75,140)
Other revenues (expenses), net	(239,168)	187,068
Result of equity in investees	1,212,861	814,032

	960,421	925,960

Operating income before financial results	960,421	925,960

Financial income (expenses)
Financial revenues	120,501	133,892
Financial expenses	(134,393)	(211,757)

	(13,892)	(77,865)

Operating income	946,529	848,095

Income tax and social contribution
Income tax and social contribution	(35,332)	-
Deferred income tax and social contribution	76,610	(56,319)
	41,278	(56,319)

Net income for the period	987,807	791,776

Basic and diluted net earning per share attributed to parent company shareholders in reais
Class A preferred shares	5,2075	3,7066
Class B preferred shares	3,7904	3,0389
Common shares	3,4456	2,7624

(c) Condensed statements of cash flows

	December 31,
	2010	2009

Net cash generated (used) by operating activities	(214,706)	712,902

Cash flows from investing activities
Bonds and securities	78,957	291
Loans to related parties	-	(15,000)
Additions to investments	(72,078)	(150)
Net cash generated (used) by investing activities	6,879	(14,859)

Cash flows from financing activities
Payment of the principal amount of debentures	-	(133,360)
Dividends and interest on capital paid	(181,395)	(404,094)

Net cash generated (used) by financing activities	181,395	(537,454)

Increase (decrease) in cash and cash equivalents	(389,222)	160,589

Cash and cash equivalents at the beginning of the period	479,044	318,455
Cash and cash equivalents at the end of the period	89,822	479,044

Variation in cash and cash equivalents	(389,222)	160,589

During the years ended December 31, 2010 and 2009, we received R$ 169,735 and R$ 867,895, respectively from dividends and interest on own capital paid by our investees.

Additional disclosures relating to Companhia Paranaense de Energia - Copel unconsolidated condensed financial information presented above are as follows:

•

Recoverable Taxes - As of December 31, 2010 and 2009 Companhia Paranaense de Energia - Copel recorded part of the tax credits referring to tax loss carryforwards, based on expectations of future taxable income for income tax and social contribution up to a period of 10 years.

•	Related Parties: The Company has the following balances outstanding with related parties:

	December 31,
	2010	2009
Noncurrent assets

Copel Distribuição	772,214	723,003
Elejor	295,788	265,418

Total	1,068,002	988,421

•	Investments - As of December 31, 2010 and 2009, investments in subsidiaries are comprised as follows:

	December 31,
	2010	2009

Copel Geração e Transmissão	5,726,083	5,783,192
Copel Distribuição	3,316,811	3,051,476
Dominó Holdings S.A.	325,342	309,756
Copel Telecomunicações	241,362	221,722
Other Investments	499,012	352,510

	10,108,610	9,718,656

•	Dividends receivable - The dividends receivable are comprised as follows:

	December 31,
	2010	2009
Investees and subsidiaries
Copel Geração e Transmissão	510,952	37,675
Copel Distribuição	355,968	111,268
Compagas	4,910	4,196
Dominó Holdings	4,644	4,648
Copel Telecomunicações	10,474	-
Elejor	-	5,005
Centrais Eólicas do Paraná	1,920	1,685
Dona Francisca Energética	955	-

Total	889,823	164,477

•	Debentures - The information related to the Company s debentures is disclosed in note 22, item 22.1.
•	Reserve for risks - Companhia Paranaense de Energia - Copel recorded reserves for risks mainly related to Cofins and PIS/PASEP.

The provisions for risks are shown below:

	December 31,
	2010		2009
		Judicial		Judicial
	Risks	Deposits	Risks	Deposits

Regulatory	10,296	-	9,249	-
Civil	7,883	-	328	-
Tax:
Tax claims	280,281	26,166	44,357	27,004

	298,460	26,166	53,934	27,004

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

In addition, Copel G&T has certain financing agreements with the Brazilian National Development Bank ( BNDES ) under which BNDES approval is required for Copel G&T to pay cash dividends exceeding 30% of its net profit. Since BNDES has always approved Copel G&T s requests to pay cash dividends in excess of 30% of its net profit and this restriction has not affected Copel G&T s ability to pay cash dividends or parent company s ability to meet its cash obligations, management deemed it to be a perfunctory clause.

As of December 31, 2010, total restricted subsidiaries net assets amount to R$ 9,825,339 composed as follows:

2010

Copel Geração e Transmissão S.A.	5,726,083
Copel Distribuição S.A.	3,316,811
UEG Araucária Ltda,	644,229
Centrais Elétricas Rio Jordão Elejor	138,216

Total	9,825,339