Form 20-F
period 2011-12-31
ENERGY CO OF PARANA
filed 2012-04-30
CIK 1041792

As filed with the Securities and Exchange Commission on April 27, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number: 001-14668

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Exact Name of Registrant as Specified in its Charter)

Energy Company of Paraná (Translation of Registrant’s Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

Rua Coronel Dulcídio, 800

80420-170 Curitiba, Paraná, Brazil

(Address of Principal Executive Offices)

Lindolfo Zimmer

+55 41 3222 2027 – ri@copel.com

Rua Coronel Dulcídio, 800, 3rd floor – 80420 – 170 Curitiba, Paraná, Brazil

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2011:

145,031,080 Common Shares, without par value

384,150 Class A Preferred Shares, without par value

128,240,145 Class B Preferred Shares, without par value

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, we refer to Companhia Paranaense de Energia ‒ Copel, and, unless the context otherwise requires, its consolidated subsidiaries as “Copel,” the “Company,” “we” or “us.”

References to (i) the “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular) and (ii) “U.S. dollars,” “dollars” or “US$” are to United States dollars. We maintain our books and records in reais.

Our consolidated financial statements at December 31, 2011, 2010 and 2009 and for each of the three years ended December 31, 2011 have been audited, as stated in the report appearing herein, and are included in this annual report.

We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

References in this annual report to the “Common Shares”, “Class A Shares” and “Class B Shares” are to our common shares, class A preferred shares and class B preferred shares, respectively. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one Class B Share. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

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

•               competition;

•               electricity shortages; and

•               other factors discussed below under “Item 3. Key Information―Risk Factors.”

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement contained in this annual report.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The tables below contain selected financial data prepared in accordance with IFRS for the years ended December 31, 2011, 2010 and 2009. The data for the years ended December 31, 2010 and 2009 is derived from our consolidated financial statements which were audited by Deloitte Touche Tohmatsu Auditores Independentes, as stated in their auditor report included in this annual report. The data for the year ended December 31, 2011 is derived from our consolidated financial statements, which were audited by KPMG Auditores Independentes, as stated in their auditor report included in this annual report. The information set forth in this section should be read in conjunction with our consolidated annual financial statements (including the notes thereto) and “Presentation of Financial and Other Data” and “Item 5. Operating and Financial Review and Prospects.”

We have included information with respect to the dividends and interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2009 under “Item 8. Financial Information - Dividends and Dividend Policy - Payment of Dividends.”

	As of and for the year ended December 31,
	2011	2010	2009
	(R$ million)
Statement of Income Data:
Operating Revenues	7,776	6,901	6,250
Cost of sales and services provided	(5,457)	(4,976)	(4,629)
Gross profit	2,319	1,925	1,621
Operational expenses / income	(960)	(893)	(564)
Profit before financial results and taxes	1,359	1,032	1,057
Financial results	225	348	7
Profit before tax and social contribution	1,584	1,380	1,064
Income tax and social contribution on profit	(407)	(370)	(252)
Net income for the year	1,176	1,010	812
Balance Sheet Data:
Current assets	3,702	4,158	3,612
Recoverable rate deficit (CRC)(1)	1,346	1,341	1,255
Non-current assets	5,940	4,805	3,807
Property, plant and equipment, net	7,209	6,664	6,660
Total assets	19,122	17,859	16,313
Loans and financing and debentures (current)	116	704	136
Current liabilities	2,059	2,537	1,723
Loans and financing and debentures (long-term)	2,058	1,281	1,538
Non-current liabilities	4,993	4,027	4,065
Shareholders Equity	12,070	11,296	10,524
Attributable to controlling shareholders	11,827	11,030	10,296
Attributable to non-controlling interest	243	266	228
Share capital	6,910	6,910	4,460

 (1) Amounts due from the State of Paraná that were included in current assets totaled R$65.9 million in 2011 and R$58.8 million in 2010. Amounts due from the State of Paraná that were included in long-term assets totaled R$1,280.6 million in 2011 and R$1,282.4 million in 2010. See Note 6 to our consolidated financial statements. This item includes both current and non-current CRC account receivables.

	2011	2010	2009
	(R$ except number of shares)
Basic and diluted earnings per share:
Common Shares	4.04	3.45	2.76
Class A Preferred Shares	5.33	5.20	3.70
Class B Preferred Shares	4.44	3.79	3.04
Dividends per share at year end:
Common Shares	1.47	0.98	0.87
Class A Preferred Shares	2.53	2.53	1.63
Class B Preferred Shares	1.62	1.08	0.96
Number of shares outstanding at year end (weighted average in thousands):
Common Shares	145,031	145,031	145,031
Class A Preferred Shares	384	390	395
Class B Preferred Shares	128,240	128,234	128,229
Total	273,655	273,655	273,655

Exchange Rates

While the Banco Central do Brasil (the “Central Bank”) allows the real/U.S. dollar exchange rate to float freely, it has intervened occasionally to control unstable movements in foreign exchange rates. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Risk Factors - Risks Relating to Brazil.”

The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Exchange rate of Brazilian currency per US$1.00
Year	Low	High	Average(1)	Year-end
2007	1.7325	2.1556	1.9300	1.7713
2008	1.5593	2.5004	1.8335	2.3370
2009	1.7024	2.4218	1.9905	1.7412
2010	1.6554	1.8811	1.7589	1.6662
2011	1.5345	1.9016	1.6709	1.8758

Source: Central Bank.

(1)  Represents the average of the exchange rates on the last day of each month during the relevant period.

Month	Low	High
December 2011	1.7830	1.8758
January 2012	1.7389	1.8683
February 2012	1.7024	1.7376
March 2012	1.7152	1.8334
April 2012 (until April 20, 2012)	1.8256	1.8867

Source: Central Bank.

We have translated some of the U.S. dollar amounts contained in this annual report into reais. The rate used to translate such amounts was R$1.8758 to US$1.00, which was the rate for the selling of U.S. dollars in effect as of December 31, 2011, as published by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the U.S. dollar amounts represent, or could have been converted into, reais.

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

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Frequent and significant intervention by the Brazilian government has often changed monetary, tax, credit, tariff and other policies to influence the course of Brazil’s economy. The Brazilian government’s actions to control inflation and implement other policies have at times involved wage and price controls, devaluation of the real in relation to the U.S. dollar, changes in tax policies as well as other interventionist measures, such as nationalization, raising interest rates, freezing bank accounts, imposing capital controls and inhibiting international trade in Brazil. Changes in policy involving tariffs, exchange controls, regulations and taxation could have an adverse effect on our business and financial results of the ADSs and our common shares.

Fluctuations in the value of the Brazilian real against foreign currencies may result in uncertainty in the Brazilian economy and the Brazilian securities market, and they could have a material adverse effect on our net income and cash flow.

In recent years, the Brazilian real has fluctuated against foreign currencies, and the value of the real may rise or decline substantially from current levels. For instance, depreciation of the real increases the cost of servicing our foreign currency-denominated debt and the cost of purchasing electricity from the Itaipu Power Plant, a hydroelectric facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs. Depreciation of the real also creates additional inflationary pressures in Brazil that may negatively affect us. Depreciation generally curtails access to international capital markets and may prompt government intervention. It also reduces the U.S. dollar value of our dividends and the U.S. dollar equivalent of the market price of our common shares and the ADSs. For additional information about historical exchange rates, see “Exchange Rates.”

If Brazil experiences substantial inflation in the future, our margins and the market price of the Class B Shares and ADSs may be reduced.

Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rates of inflation, measured in accordance with the variation of the Índice Geral de Preços—Disponibilidade Interna (“IGP-DI”) index, were (1.4)% in 2009, 11.3% in 2010, 5.0% in 2011 and 0.93% for the three months ended March 31, 2012. The Brazilian government has in the past taken measures to combat inflation, and public speculation about possible future government actions has had significant negative effects on the Brazilian economy. Although our concession contracts provide for annual readjustments based on inflation indices, if Brazil experiences substantial inflation in the future, and the Brazilian government adopts inflation control policies similar to those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and could lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Negative developments in other national economies, especially those in developing countries, may negatively impact foreign investment in Brazil and the country’s economic growth.

International investors generally consider Brazil to be an emerging market. Historically, adverse developments in the economies of emerging markets have resulted in investors’ perception of greater risk from investments in such markets. Such perceptions regarding emerging market countries have significantly affected the market value of securities of Brazilian issuers. Furthermore, although economic conditions are different in each country, investors’ reactions to developments in one country can impact the prices of securities in other countries, including those in Brazil and this may diminish investors’ interest in securities of Brazilian issuers, including ours.

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

Risks Relating to Our Operations

We are controlled by the State of Paraná, the policies and priorities of which directly affect our operations and may conflict with the interests of our investors.

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

The operations of the Company have had and will continue to have an important impact on the commercial and industrial development of the State of Paraná. In the past, the State of Paraná has used, and may in the future use, its status as our controlling shareholder to decide whether we should engage in certain activities and make certain investments aimed, principally, to promote its political, economic or social objectives and not necessarily to meet the objective of improving our business and/or operational results.

We are largely dependent upon the economy of the State of Paraná.

Our distribution market for the majority of our sales of electricity is located in the State of Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná. We cannot assure you that economic conditions in Paraná will be favorable to us in the future. The GDP (Gross Domestic Product) of the State of Paraná increased 4.0% in 2011, while Brazil’s GDP increased 2.7% during the same period.

We are involved in several lawsuits that could have a material adverse effect on our business if their outcome is unfavorable to us.

As a result of our operating activities in the electric energy sector, our contractual relationships and our investments, we are the defendant in several legal actions, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially affect our results of operations. At December 31, 2011 our reserves for probable and reasonably estimated losses were R$1,000.8 million. For additional information, see “Item 8. Financial Information - Legal Proceedings.”

The development of transmission and power generation projects is subject to substantial risks.

In connection with the development of transmission and generation projects, we generally must obtain feasibility studies, governmental concessions or authorizations, permits and approvals, condemnation agreements, equipment supply agreements, engineering, procurement and construction contracts, sufficient equity and debt financing and site agreements, each of which involves the consent of third parties over which we have no control. In addition, project development is subject to environmental, engineering and construction risks that can lead to cost overruns, delays and other impediments to timely complete within a project’s budget. We cannot assure you that all required permits and approvals for our projects will be obtained, that we will be able to secure private sector partners for any of our projects, that we or any of our partners will be able to obtain adequate financing for our projects or that financing will be available on a non-recourse basis to us. If we are unable to complete a project, whether at the initial development phase or after construction has commenced, we may not be able to recover our investment in such a project, which investment may be substantial.

We are subject to limitations regarding the amount and use of public sector financing, which could prevent us from obtaining financing and implanting our investment plan.

As a State controlled company, we are subject to certain CMN and Central Bank limitations regarding the level of credit financial institutions may offer to public sector entities. As a result, we may have difficulty in obtaining financing from Brazilian financial institutions, which could create difficulties in the implementation of our investment plan. Brazilian legislation also establishes that a state-controlled company may generally use commercial bank debt only to refinance financial obligations. As a result of these regulations, our capacity to incur debt is limited, which could negatively affect the implementation of our investment plan.

Security breaches and other disruptions could compromise our data centers and expose us to liability, which would cause our business and reputation to suffer.

In our ordinary course of business, we collect and store personal data of our customers in our data centers. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings under Brazilian laws that protect the privacy of personal information and damage our reputation, a fact that could adversely affect our results of operations.

Risks Relating to the Brazilian Electricity Sector

We are uncertain as to the renewal of our concessions, some of which are due to expire in 2015.

We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian federal government. Our current concessions range in duration from 20 to 35 years, with the first set to expire in 2015.

Of the eighteen generation concessions that we wholly own for assets already in operation, thirteen have already been renewed once and are therefore not entitled to further renewal without undergoing a new public bidding process. The concessions for three of our generation facilities, which were already renewed in 1995, will expire in 2015 (namely, the Capivari Cachoeira, Mourão and Chopim I facilities). Our generation concessions that have not yet been renewed may be renewed for an additional 20-year period, except for the concessions of the Mauá and Colíder facilities, which are subject to non-renewable concessions.

Of the four transmission concessions and one distribution concession  that we wholly own for assets already in operation, the main transmission and our distribution concessions will expire in July 2015 (although may be extended another 20 years, at the discretion of the granting authority). Our other transmission concessions may be renewed for 30 years.

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

The tariffs that we charge for sales of electricity to captive customers are determined pursuant to a concession agreement with the Brazilian government through the Brazilian Electricity Regulatory Agency, the Agência Nacional de Energia Elétrica (“ANEEL”), and our  operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are unfavorable to us. Moreover, ANEEL’s decisions may be contested in judicial or administrative proceedings initiated by public authorities or customers.

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

Our distribution business generates a large portion of its revenues by charging customers a tariff to use our distribution system. Large electricity customers within the geographic area of our concession that meet certain regulatory requirements may qualify as free customers (“Free Customers”). A Free Customer, under some circumstances, is entitled to connect directly to the main national transmission network known as the Interconnected Transmission System (“Interconnected Transmission System”), in which case that Free Customer would cease to pay our distribution tariff. This loss would adversely affect our revenues and results of operations.

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

We are dependent on the prevailing hydrological conditions in the geographic region in which we operate. According to data from ANEEL, approximately 70% of Brazil’s installed capacity currently comes from hydroelectric generation facilities. Our region is subject to unpredictable hydrological conditions because of non-cyclical deviations in average rainfall. The most recent period of low rainfall was in the years prior to 2001, when the Brazilian government instituted the Rationing Program (the “Rationing Program”), a program to reduce electricity consumption that was in effect from June 1, 2001 to February 28, 2002. A recurrence of poor hydrological conditions that result in a low supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandated reductions in electricity consumption. We cannot assure you that periods of severe or sustained below-average rainfall will not adversely affect our future financial results.

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

The Brazilian government implemented fundamental changes in the regulation of the electric power industry under the 2004 legislation known as the New Industry Model Law (Lei do Novo Modelo do Setor Elétrico). Challenges to the constitutionality of the New Industry Model Law are still pending before the Brazilian Supreme Court. If all or part of the New Industry Model Law were held to be unconstitutional, it would have uncertain consequences for the validity of existing regulation and the further development of the regulatory framework. The outcome of the legal proceedings is difficult to predict, but they could have an adverse impact on the entire energy sector, including our business and results of operations.

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

As of December 31, 2011, we had eight Free Customers, representing approximately 1.3% of our consolidated operating revenues and approximately 1.9% of the total quantity of electricity sold by us. Through February 2012, we have reached agreements with four additional Free Customers, three of which were previously captive customers of us. Our contracts with Free Customers are typically for periods of greater than two and less than five years.

Approximately 38% of the megawatts sold under contracts to such customers are set to expire in 2012. In addition, as of December 31, 2011, we had 42 customers that were eligible to purchase energy as Free Customers. These customers represented approximately 7.7% of the total volume of electricity we sold in 2011, and approximately 4.5% of our operating revenues from energy sales for that year. There can be no assurance that Free Customers will enter into contracts or extend their current contracts to purchase energy from us.

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

The construction, expansion and operation of our generation, transmission and distribution of electricity facilities and equipment involve many risks, including the inability to obtain required governmental permits and approvals, supply interruptions, strikes, climate and hydrological interference, unexpected environmental and engineering problems, increase in losses of electricity (including technical and commercial losses), the unavailability of adequate financing and the unavailability of equipment.

In the event we experience these or other problems, we might not be able to generate, transmit and distribute electricity in favorable quantities and on favorable terms, which may adversely affect our financial condition and the results of our operations.

If we are unable to conclude our investment program on schedule, the operation and development of our business could be adversely affected.

In 2012, we plan to invest approximately R$1,069.9 million in our generation and transmission activities (including HPP Mauá and HPP Colíder), R$1,105.0 million in our distribution activities and R$82.5 million in our telecommunications activities. Our ability to complete this investment program depends on multiple factors, including our ability to charge sufficient fees for our services and a variety of regulatory and operational contingencies. There is no assurance that we will have the financial resources to complete our proposed investment program, and our inability to do so may adversely affect the operation and development of our business leading to the imposition of fines levied by ANEEL as well as reduction in tariff levels.

We are strictly liable for any damages resulting from inadequate provision of electricity services and our insurance policies may not fully cover such damages.

We are strictly liable under Brazilian law for damages resulting from the inadequate provision of electricity distribution services. In addition, our distribution and generation utilities may be held liable for damages caused to others as a result of interruptions or disturbances arising from the Brazilian generation, transmission or distribution systems, whenever these interruptions or disturbances are not attributed to an identifiable member of the National Electric System Operator, the Operador Nacional do Sistema Elétrico (“ONS”). We cannot assure you that our insurance policies will fully cover damages resulting from inadequate rendering of electricity services, which may have an adverse effect on us.

Risks Relating to the Class B Shares and ADSs

As a holder of ADSs you will generally not have voting rights at our shareholders’ meetings.

In accordance with Brazilian Corporate Law and our bylaws, holders of the Class B Shares, and thus of the ADSs, are not entitled to vote at our shareholders’ meetings except in limited circumstances. That means, among other things, that you, as a holder of the ADSs, are not entitled to vote on corporate transactions, including any proposed merger.

In addition, in the limited circumstances where the holders of Class B Shares are entitled to vote, holders may exercise voting rights with respect to the Class B Shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions under Brazilian Corporate Law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the depositary bank (the “Depositary”) with respect to the underlying Class B Shares. However, the procedural steps involved create practical limitations on the ability of ADS holders to vote. For example, holders of our Class B Shares will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. In accordance with the deposit agreement, we will provide the notice to the Depositary, which will in turn, as soon as practicable thereafter, mail to holders of ADSs the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the Depositary how to vote their shares. Because of this extra procedural step involving the Depositary, the process for exercising voting rights will take longer for ADS holders than for direct holders of Class B Shares. ADSs for which the Depositary does not receive timely voting instructions will not be voted.

As a holder of ADSs you will have fewer and less well-defined shareholders’ rights in Brazil than in the United States and certain other jurisdictions.

Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil. Under Brazilian Corporate Law you and the holders of the Class B Shares may have fewer and less well-defined rights to protect your interests in connection with actions taken by our Board of Directors or the holders of Common Shares than under the laws of the United States and certain other jurisdictions outside Brazil.

Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly supervised as the United States securities markets or markets in certain other jurisdictions outside Brazil. For instance, rules and policies against self-dealing and regarding the preservation of minority shareholder interests may be less developed and not as robustly enforced in Brazil as in the United States and certain other jurisdictions outside Brazil, which could potentially disadvantage you as a holder of the preferred shares and ADSs. In addition, shareholders in Brazilian companies must hold 5% of the outstanding share capital of a corporation in order to have standing to bring shareholders’ derivative suits, and shareholders in Brazilian companies ordinarily do not have standing to bring a class action suit.

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

At December 31, 2011, we generated electricity at 17 hydroelectric plants and one thermoelectric plant, for a total installed capacity of 4,549.6 MW, approximately 99.6% of which is hydroelectric. Including the installed capacity of generation companies in which we have an ownership interest, our total installed capacity is 5,158.5 MW. Our electric power business is subject to comprehensive regulation by ANEEL.

We hold concessions to distribute electricity in 395 of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. At December 31, 2011, we owned and operated 2,028.9 km of transmission lines and 184,418.1 km of distribution lines, constituting one of the largest distribution networks in Brazil. Of the electricity volume we supplied to our Final Customers during 2011:

•         35.8% was to industrial customers;

•         26.6% to residential customers;

•         20.4% to commercial customers; and

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

Currently, we are the largest energy company in the State of Paraná. We are a corporation incorporated and existing under the laws of Brazil, with the legal name Companhia Paranaense de Energia – Copel. Our head offices are located at Rua Coronel Dulcídio, 800, CEP 80420-170 Curitiba, Paraná, Brazil. Our telephone number at the head office is (55-41) 3322-3535 and our website is www.copel.com.

Relationship with the State of Paraná

The State of Paraná owns 58.6% of our Common Shares and, consequently, has the ability to control the election of the majority of the members of our Board of Directors, the appointment of senior management and our direction, future operations and business strategy.

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

In 2007, to comply with energy sector legislation, we divided the assets of our transmission business (“Copel Transmissão”) between our distribution business (“Copel Distribuição”) and our generation business, (“Copel Geração”). As a result, we changed the name of the latter entity to Copel Geração e Transmissão S.A. We also liquidated Copel Participações S.A. and distributed the equity interests it held in our controlled companies between Copel Geração e Transmissão and our holding company. The current organization of the group as of December 31, 2011 is as described below:

ORGANIZATION CHART - EQUITY OWNERSHIP

AS OF DECEMBER 31, 2011

STATE OF PARANÁ
58.63% Voting
31.08% Total
BNDESPAR
26.41% Voting
23.96% Total
FREE FLOAT
13.53% Voting
44.09% Total
ELETROBRAS
1.06% Voting
0.56% Total
OTHERS
0.37% Voting
0.31% Total
BOVESPA
13.45% Voting
28.59% Total
NYSE
0.08% Voting
15.47% Total
LATIBEX
0.00% Voting
0.03% Total
COPEL
(1) COPEL GERAÇÃO E TRANSMISSÃO
100.0%
(1) COPEL DISTRIBUIÇÃO
100.0%
(1) COPEL TELECOMUNICAÇÕES
100.0%
CEOLPAR - CENTRAIS EÓLICAS DO PARANÁ LTDA.
70.0% Total
COSTA OESTE TRANSMISSORA DE ENERGIA S.A.
51.0% Total
TRANSMISSORA SUL BRASILEIRA ENERGIA S.A.
20.0% Total
CONSÓRCIO SÃO JERÔNIMO
41.2% Total
UEGA - USINA ELÉTRICA A GÁS DE ARAUCÁRIA LTDA.
60.0% Total
MARUMBI TRANSMISSORA ENERGIA S.A.
80.0% Total
CONSÓRCIO CRUZEIRO DO SUL - UHE MAUÁ
51.0% Total
ELEJOR - CENTRAIS ELÉTRICAS DO RIO JORDÃO S.A.
70.0% Total
CARBOCAMPEL S.A.
49.0% Total
SERCOMTEL CELULAR S.A.
45.0% Total
SERCOMTEL S.A. TELECOMUNICAÇÕES
45.0% Total
DOIS SALTOS LTDA.
30.0% Total
COMPAGAS - CIA. PARANAENSE DE GÁS
51.0% Total
COPEL AMEC LTDA.
48.0% Total
ESCOELECTRIC LTDA.
40.0% Total
DFESA - DONA FRANCISCA ENERGÉTICA S.A.
23.0% Total
CUTIA EMPREENDIMENTOS EÓLICOS SPE S.A.
49.9% Total
DOMINÓ HOLDINGS S.A.
45.0% Total
CEOLPAR - CENTRAIS EÓLICAS DO PARANÁ LTDA.
30.0% Total
FOZ DO CHOPIM ENERGÉTICA LTDA.
35.8% Total
UEGA - USINA ELÉTRICA A GÁS DE ARAUCÁRIA LTDA.
20.0% Total
INST. DE TECNOLOGIA P/DESENVOLVIMENTO - LACTEC
20.0% Total

(1)Wholly owned subsidiary

Business

In the past, our generation and distribution businesses were integrated, and we sold most of the electricity we generated to the customers of our distribution business. This changed as a result of the implementation of the New Industry Model Law, enacted in 2004. Today, open auctions on the regulated market are the primary channel by which our generation business sells energy, and they are one of the primary channels by which our distribution business purchases energy to resell to captive customers. Our generation business only sells energy to our distribution business through auctions in the regulated market. Our distribution business, like certain other Brazilian distribution companies, is also required to purchase energy from Itaipu Binacional (“Itaipu”), a hydroelectric facility equally owned by Brazil and Paraguay, in an amount determined by the Brazilian government based on our proportionate share in the Brazilian electricity market. Itaipu has an installed capacity of 14,000 MW. Pursuant to a 1973 treaty between Brazil and Paraguay, Brazilian companies purchase the substantial majority of the electricity generated by Itaipu. For more information, see “Item 4. Information on the Company - The Brazilian Power Industry.”

The following table sets forth the total electricity we generated and purchased in each of the last five years, by showing the total amount of electricity generated and purchased by Copel Geração e Transmissão and the total amount of electricity purchased by Copel Distribuição.

	Year ended December 31,
	2011	2010	2009	2008	2007
	(GWh)
Copel Geração e Transmissão
Electricity generated	25,789	24,321	18,321	20,372	18,134
Electricity purchased from others(1)	953	696	4,093	1,700	2,616
Total electricity generated and purchased by Copel Geração e Transmissão	26,742	25,017	22,414	22,072	20,750
Copel Distribuição
Electricity purchased from Itaipu(2)	5,278	5,306	5,379	5,468	4,666
Electricity purchased from Auction – CCEAR – affiliates	1,328	1,230	1,488	1,229	1,203
Electricity purchased from Auction – CCEAR – other	17,027	15,405	14,185	12,746	11,850
Electricity purchased from other(3)	2,870	3,090	2,901	3,414	4,016
Total electricity purchased by Copel Distribuição	26,503	25,031	23,953	22,857	21,735
Total electricity generated and purchased by Copel Geração e Transmissão and Copel Distribuição	53,245	50,048	46,367	44,929	42,485

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

	Year ended December 31,
	2011	2010	2009	2008	2007
	(GWh)
Copel Geração e Transmissão
Electricity delivered to Free Customers	919	1,054	1,044	1,185	1,461
Electricity delivered to bilateral agreements	1,051	1,455	1,051	3,538	3,945
Electricity delivered to Auction – CCEAR – affiliates	1,328	1,230	1,488	1,229	1,203
Electricity delivered to Auction – CCEAR – other	14,139	13,405	13,478	11,435	10,737
Electricity delivered to the Interconnected System(1)	8,624	7,233	4,874	4,151	2,926
Total electricity delivered by Copel Geração e Transmissão	26,061	24,377	21,935	21,538	20,272
Copel Distribuição
Electricity delivered to captive customers	22,454	21,304	20,242	19,633	18,523
Electricity delivered to distributors in the State of Paraná	600	568	524	495	474
Spot Market – CCEE	344	61	266	0	161
Total electricity delivered by Copel Distribuição	23,398	21,933	21,032	20,128	19,158
Subtotal	49,459	46,310	42,967	41,666	39,430
Losses by Copel Geração e Transmissão and Copel Distribuição	3,786	3,738	3,400	3,263	3,055
Total electricity delivered by Copel Geração e Transmissão and Copel Distribuição , including losses	53,245	50,048	46,367	44,929	42,485

(1) Includes capacity made available but not fully delivered.

Generation

Generation Facilities

At December 31, 2011, we operated 17 hydroelectric plants and one thermoelectric plant, with a total installed capacity of 4,549.6 MW. If we include the installed capacity of the generation companies in which we have an ownership interest, our total installed capacity is 5,158.5 MW. We produce electricity almost exclusively through our hydroelectric plants. Our assured energy totaled 1,958.6 average MW in 2011. Our generation varies year by year as a result of hydrological conditions and other factors. We generated 25,789 GWh in 2011, 24,321 GWh in 2010, 18,321 GWh in 2009, 20,372 GWh in 2008 and 18,134 GWh in 2007.

The generation of electrical energy at our hydroelectric plants is supervised and coordinated by our Generation Operation Center in the city of Curitiba. This operation center is responsible for coordinating the operations related to approximately 99.4% of our total installed capacity, including some of the plants in which we hold participatory interests.

The following table sets forth certain information relating to our main plants in operation at December 31, 2011.

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

The following table sets forth information regarding the generation plants in which we had a partial ownership interest as of December 31, 2011:

Type	Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession expires
		(MW)	(GWh/yr)		(%)
Thermal	Araucária	484.1	3,419.0 (1)	September 2006	80.0	2029
Hydroelectric	Elejor Facility (Santa Clara and Fundão)	246.4	1,229.0	July 2005 June 2006	70.0	2036
Hydroelectric	Dona Francisca	125.0	683.3	February 2001	23.0	2033
Hydroelectric	Foz do Chopim	29.1	188.0	October 2001	35.8	2030
Hydroelectric	Lajeado	902.5	4,613.0	December 2001	0.8	2032

(1) The assured energy of thermal plants such as Araucária varies depending on the price of natural gas, according to criteria established  by the Ministry of Mines and Energy (“MME”).

Araucária. We have an 80.0% interest in UEG Araucária Ltda., which owns the Araucária Thermoelectric Plant. In December 2006, UEG Araucária Ltda. entered into a lease agreement under which it leased the plant to Petrobras, and Petrobras entered into an operation and maintenance agreement with our subsidiary Copel Geração e Transmissão under which Copel Geração e Transmissão agreed to operate and maintain the plant. Both agreements have been extended through December 2012.

Elejor Facility. The Elejor Facility consists of the Santa Clara and Fundão Hydroelectric Plants, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.4 MW, which includes two smaller hydroelectric generation units installed in the same location. Centrais Elétricas do Rio Jordão S.A. (“Elejor”) signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. As of December 31, 2011, we own 70.0% of the common shares of Elejor, and PaineraPar owns the remaining 30.0%.

Elejor is required to make monthly payments to the federal government for the use of hydroelectric resources, with total annual payments of R$19.0 million. This amount is adjusted on an annual basis by the Brazilian General Market Price Index, Índice Geral de Preços do Mercado (“IGP-M Index”). In 2011, the aggregate amount of concession payments paid by Elejor to the federal government was R$41.2 million.

We have a power purchase agreement with Elejor that provides that we will purchase all of the energy produced by the Santa Clara and Fundão facilities at a set rate until 2015, to be adjusted annually in accordance with the IGP-M Index. In 2011, Elejor’s net revenues and net profits were R$196 million and R$15.6 million, respectively, while in 2010 its net revenues and net profits were R$181.0 million and R$13.4 million, respectively.

Dona Francisca. We own 23.03% of the common shares of Dona Francisca Energética S.A. (“DFESA”). The other shareholders are Gerdau S.A. with a 51.82% interest, Celesc S.A. with a 23.03% interest and Desenvix S.A. with a 2.12% interest. Dona Francisca Hydroelectric Power Plant is located on the Jacuí River in the State of Rio Grande do Sul. The plant began full operations in 2001. As of December 31, 2011, DFESA had loans and financing in the total amount of R$ 46.3 million, R$ 41.4 million of which reflects loans extended to it by Banco Bradesco S.A. and Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), a Brazilian development bank wholly owned by the Brazilian government. The debt is secured by a pledge of shares of DFESA. We have a power purchase agreement with DFESA, valued at R$61.2 million annually, which will terminate in October 2015 and which obligates Copel Geração e Transmissão to purchase 100% of its assured energy. In 2011, DFESA’s net revenues and net profits were R$84.6 million and R$34.5 million, respectively, while in 2010 its net revenues and net profits were R$59.0 million and R$24.7 million, respectively.

Foz do Chopim. The Foz do Chopim Hydroelectric Plant is located on the Chopim River in the State of Paraná. We own 35.77% of the common shares of Foz do Chopim Energética Ltda., the entity that owns the Foz do Chopim Hydroelectric Plant. Silea Participações Ltda. owns the remaining 64.23%. The operation and maintenance of Foz do Chopim Hydroelectric Plant is performed by Copel Geração e Transmissão S.A. Were executed energy supply agreements with Free Costumers at an average tariff of R$202.56/MWh. This Foz do Chopim Energética Ltda also has the authorization to operate SHP Bela Vista, a hydropower plant which is located in the same river and has similar capacity. The process for obtaining the necessary environmental license is ongoing. In 2011, Foz do Chopim’s net revenues and net profits were R$35.1 million and R$29.1 million, respectively, while in 2010 its net revenues and net profits were R$34.2 million and R$28.2 million, respectively.

Expansion of Generating Capacity

We expect to spend R$848.4 million in 2012 to expand our generation capacity, of which R$562.4 million will be invested in the Colíder Hydroelectric Power Plant, R$89.1 million will be invested in the Mauá Hydroelectric Power Plant and R$50.6 million will be invested in the Cavernoso II Small Hydroelectric Power Plant. The remaining amount will be spent on equipment maintenance, the modernization of the Foz de Areia Plant and feasibility studies for the Rio Piquiri and Rio Tibagi plants, among other projects.

We have interests in several generation projects. The following table sets forth information regarding our planned major generation projects.

Facility	Installed capacity	Estimated assured energy (1)	Budgeted completion cost	Beginning of operation (expected)	Our ownership	Status
	(MW)	(GWh/year)	(R$ million)		(%)
Mauá HPP	361.0	1,732	1,069	2012	51.0	Concession granted
São Jerônimo HPP	331.0	1,560	1,131	To be determined	41.2	Concession granted
Colíder HPP	300.0	1,573	1,570	2014	100.0	Concession granted
Cavernoso II SHP	19.0	93	120	2012	100.0	Concession granted
São Bento Energia	94.0	418.7	382.4	2013	49.9	Authorization granted

(1) Values used to determine volumes committed for sale.

Mauá. In October 2006, a consortium in which we hold a 51% stake and Centrais Elétricas do Sul do Brasil S.A. –  Eletrosul (“Eletrosul”) holds a 49% stake was awarded a concession to construct and operate the Mauá Hydroelectric Power Plant on the Tibagi River in the State of Paraná. The Mauá facility will have an installed capacity of 361.0 MW and will be located between the municipalities of Telêmaco Borba and Ortigueira. Construction began on July 21, 2008. From the facility’s assured energy of 197.7 average MW, 192.0 average MW are committed under a 30-year contract to distributors at a price of R$112.96/MWh, as of November 1, 2006, adjusted annually in accordance to the variation of the IPCA inflation index. Due to legal disputes and delays in obtaining environmental authorizations, the initiation of commercial operations has been delayed. We currently expect operations to begin in 2012.

São Jerônimo. The São Jerônimo Hydroelectric Power Plant will be located between the municipalities of Tamarana and São Jerônimo da Serra on the Tibagi River in the State of Paraná. The plant will have two generation units, with a total installed capacity of 331 MW. It is unclear when the construction of the facility will begin. There are a number of issues that must be resolved before construction can begin, the most significant being that we must obtain permission from the Brazilian Congress to start construction because the future plant’s reservoir will be partially located in an indigenous area.

Colíder. In July 2010, we won an ANEEL auction for a 35-year concession to construct and operate the Colíder Hydroelectric Power Plant on the Teles Pires River in the State of Mato Grosso. The Colíder facility will have an installed capacity of 300.0 MW and will be located in the municipalities of Nova Canaã do Norte, Colíder, Itaúba and Cláudia. Construction began in 2011 and commercial generation is scheduled to begin in 2014. From the facility’s assured energy of 179.6 average MW, since July 1, 2010 125.0 average MW are committed under a 30-year contract to distributors at a price of R$103.40/MWh (adjusted annually in accordance with the IPCA inflation index), with supply starting in January 2015. The remaining 54.6 average MW power not sold under this contract has yet to be contracted for and is still available for sale to large customers in the free market.

Cavernoso II. The Cavernoso II Small Hydroelectric Power Plant will be located in the municipalities of Virmond and Candói on the Cavernoso River in the State of Paraná. Construction began in 2011 and commercial generation is scheduled to begin in 2012. The plant will have 19.0 MW of installed capacity and 10.6 average MW of assured power. At an ANEEL auction in August 1, 2010, at we sold 7.6 average MW of assured power from the Cavernoso II SHP to distributors, at a price of R$146.99/MWh (adjusted annually in accordance with the IPCA inflation index). Supply under these contracts will begin in January 2013 and will continue for 30 years. The remaining 3 average MW power not sold under these contracts has yet to be contracted for and is still available for sale to large customers in the free market.

São Bento Energia. In the last quarter of 2011, we acquired 49.9% of São Bento Energia, Investimentos e Participações, a company that owns four wind farm special purposes entities (GE Olho d´Água, GE Boa Vista, GE Farol e GE São Bento do Norte) located in the State of Rio Grande do Norte, with total installed capacity of 94 MW. In August 2010, an average of 43.7 MW of energy generated at a weighted average price of 134.49/ MW/h (annually adjusted by IPCA index) were sold in ANEEL public auctions. The energy to be generated was sold through 20-year contracts in the auction, term which will begin counting as from September 1, 2013. The wind farms are scheduled to start operating in 2013.

Cutia Empreendimentos Eólicos. In the last quarter of 2011, we acquired 49.9% of Cutia Empreendimentos Eólicos SPE S.A., with the purpose to participate in the development 5 wind farm projects located in the State of Rio Grande do Norte (Maria Helena, Jangada, Pedra Grande, Cutia e Guajiru), with an indicated capacity of 137.40 MW. This project is in the initial phase of development, and there is currently no estimated date at which the wind farms will become operational.

Proposed Projects

We are involved in various initiatives to study the technical, economic and environmental feasibility of certain hydroelectric generation projects. These proposed generation projects would have a total of 206.2 MW of installed capacity. The following table sets forth information regarding our proposed generation projects.

Hydroelectric Project	Estimated Installed Capacity	Estimated Assured Energy	Our ownership
	(MW)	(GWh/yr)	(%)
SHP BelaVista	29.0	157.4	36
SHP Dois Saltos	25.0	119.1	30
SHP Pinhalzinho	10.9	52.1	30
SHP Burro Branco	10.0	45.1	30
SHP Foz do Turvo	8.8	41.2	30
SHP Foz do Curucaca	29.5	142.2	15
SHP Salto Alemã	29.0	139.7	15
SHP São Luiz	26.0	125.3	15
SHP Alto Chopim	20.3	98.0	15
SHP Rancho Grande	17.7	85.3	15

In 2012, we plan to bid for concessions to construct and operate new hydroelectric power plants in power auctions in the regulated market for new generation projects. We are studying the feasibility of our participation in the hydroelectric projects planned to be listed in the “A-5” auctions of 2012. We also will conduct studies of new hydroelectric power plants planned to be constructed on the Piquiri River and the Tibagi River in the State of Paraná.

In addition, we also are conducting studies related to future government auctions for wind farms, in which we may eventually participate. Other renewable energy projects under study or development include the use of municipal solid waste in power generation, cultivation of micro algae for energy production, wind energy, solar photovoltaic energy, energy from the crude vegetable oil and biogas production from micro algae.

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

The following table sets forth certain information concerning our transmission and distribution systems at the dates presented.

	At December 31,
	2011	2010	2009	2008	2007(1)
Transmission lines (km):
230 kV and 500 kV	2,016.3	1,900.4	1,929.4	1,822.0	1,822.0
138 kV	7.2	7.2	7.2	7.8	7.8
69 kV(2)	5.4	5.4	5.4	5.4	_
Distribution lines (km):
230 kV	66.1	66.1	66.1	–	–
138 kV	4,705.3	4,586.3	4,578.8	4,495.7	4,290.7
88 kV(3)	–	–	–	58.2	58.2
69 kV	1,003.5	981.5	967.2	1,185.0	1,173.2
34.5 kV	80,662.2	79,496.2	78,357.4	76,903.0	76,524.7
13.8 kV	97,981.0	96,863.6	95,381.6	96,545.7	94,999.7
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV) (4)	19,415.3	18,398.6	18,112.8	17,855.8	16,702.2
Generation (step up) substations	5,006.8	5,006.8	5,004.1	5,004.1	5,004.1
Distribution substations (34.5 kV)	1,539.6	1,533.7	1,507.6	1,624.0	1,624.0
Distribution transformers	9,961.6	9,312.4	8,934.7	8,565.0	8,216.4
Total energy losses	7.1%	7.5%	7.3%	7.3%	7.2%

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

(3) Reclassified to 138 kV in 2009.

(4) This figure includes transformers with primary tensions of 69 kV and 138 kV which belong to Copel Distribuição but are implemented in 230 kV and 525 kV substations, which belong to Copel Geração e Transmissão.

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

In June 2010, Copel won a public auction for the construction and operation of two facilities, both located in the State of São Paulo. The first concession is a 356 km transmission line of 500 kV and the second is a 230 kV substation.

In September 2011, SPE Costa Oeste, a consortium between Copel (51%) and Eletrosul (49%), won an ANEEL public auction for the construction and operation of the 143 km Cascavel Oeste - Umuarama transmission line (230 kV) and the Umuarama substation (230/138 kV), both located in the State of Paraná. The consortium is currently managing the process of obtaining all necessary licenses for the beginning of the transmission line construction.

In December 2011, we concluded the construction of 115 km of 500 kV transmission lines to connect the municipalities of Foz do Iguaçu and Cascavel.

In December 2011, consortia among Copel, Eletrosul and Elecnor won part of a large ANEEL public auction for the construction and operation of transmission assets. The lots won by the consortia is for the construction and operation of a total of 1,327 km of new transmission lines and four new substations in the States of Paraná, Santa Catarina, Rio Grande do Sul and Maranhão.

In March 2012, Copel, together with State Grid Brazil Holding, won an ANEEL public auction for the construction and operation of 1,605 km of new transmission lines and four new substations that will transmit energy produced by five new hydroelectric plants that are planned to be constructed in Teles Pires River, in the North of Mato Grosso State, to the Southeast region of Brazil.

Distribution

Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 138 kV and a small portion of our 230 kV assets. Higher voltage electricity is supplied to bigger industrial and commercial customers and lower voltage electricity is supplied to residential, small industrial, commercial customers and other customers. At December 31, 2011, we provided electricity in a geographic area encompassing approximately 98% of the State of Paraná and served 3.9 million customers.

Our distribution network includes 184,418.1 km of distribution lines, 364,920 distribution transformers and 235 distribution substations of 34.5 kV, 35 substations of 69 kV and 87 substations of 138 kV. During 2011, 157,535 new customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas where there is a large concentration of trees in the vicinity of the distribution grid.

We have 45 customers that are directly supplied with energy at a high voltage (69 kV and above) through connections to our distribution lines. These customers accounted for approximately 6.9% of the total volume of electricity sold by Copel Distribuição or 3.3% of our total volume of electricity sold in 2011.

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

Our energy losses totaled 7.1% of our available energy in 2011 and include losses from the basic transmission grid and Itaipu.

Information regarding the duration and frequency of outages for our customers is set forth in the following chart for the years indicated.

	Year ended December 31,
Quality of supply indicator	2011	2010	2009	2008	2007
DEC – Duration of outages per customer per year (in hours)	10h38min	11h28min	12h55min	12h11min	13h32min
FEC – Frequency of outages per customer per year (number of outages)	8.26	9.46	11.04	10.69	12.41

We outperformed the quality target indicators established by ANEEL for 2011, which penalize power outages (i) in excess of an average number of hours per customer and (ii) in excess of an average frequency of outages, in each case calculated on an annual basis. These limits vary depending on the geographic region, and the average limit established by ANEEL for our distribution company was 13.53 hours of outages per customer per year, and a total of 11.94 outages per customer per year. Failure to comply with these predetermined standards with a final customer results in a reduction of the amount we can charge such final customers in future periods.

In addition, quality target indicators are taken into consideration by ANEEL during distribution concession renewal proceedings, and also influence ANEEL’s calculation of our tariff adjustments. For more information, see “Distribution Tariffs.”

Purchases

The following table contains information concerning volume, costs and average tariffs for the main sources of the electricity we purchased in the last three years.

Source:	2011	2010	2009
Itaipu
Volume (GWh)	5,278	5,306	5,379
Cost (R$ millions)	459.6	468.3	521.0
Average tariff (R$/MWh)	87.1	88.3	96.9
Auctions in the regulated market
Volume (GWh)	17,027	15,418	14,514
Cost (R$ millions) (1)	1,570.1	1,370.3	1,184.9
Average tariff (R$/MWh)	92.2	88.9	81.6

(1) These numbers do not include short-term energy purchased through the Electric Energy Trading Chamber ‒ CCEE.

Itaipu

We purchased 5,278 GWh of electricity from Itaipu in 2011, which constituted 9.9% of our total available electricity in 2011 and 19.9% of Copel Distribuição’s total available electricity in 2011. Our purchases represented approximately 5.7% of Itaipu’s total production. Distribution companies operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars, and have been set for 2012 at US$24.88 per kW per month.

In 2011, we paid an average tariff of R$87.1 per MWh for energy from Itaipu, compared to R$88.3 per MWh during 2010. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

Auctions in the Regulated Market

In 2011, we purchased 17,027GWh of electricity through auctions in the regulated market. This energy represents 64.2% of the total electricity we purchased. For more information on the regulated market and the free market, see “The Brazilian Power Industry - The New Industry Model Law.”

Sales to Final Customers

During 2011, we supplied approximately 97% of the energy distributed directly to captive customers in the State of Paraná. Our concession area includes 3.9 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, located south of the State of Paraná. We also sold energy to a total of 8 Free Customers, one of which was located outside of our concession area. During 2011, the total power consumption of our captive customers and Free Customers was 23,373 GWh, a 4.5% increase as compared to 22,359 GWh during 2010. The following table sets forth information regarding our volumes of energy sold to different categories of purchasers for the periods indicated.

Year ended December 31,
Categories of purchaser	2011	2010	2009	2008	2007
	(GWh)
Industrial customers	8,377	8,146	7,748	7,955	7,740
Residential	6,224	5,925	5,664	5,379	5,143
Commercial	4,778	4,466	4,200	3,967	3,722
Rural	1,872	1,774	1,680	1,606	1,522
Other(1)	2,123	2,048	1,994	1,911	1,858
Total(2)	23,374	22,359	21,286	20,818	19,985

(1)  Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.

(2)  Total GWh does not include our energy losses.

The following table sets forth the number of our Final Customers in each category at December 31, 2011.

Category	Number of Final Customers
Industrial	80,778
Residential	3,089,619
Commercial	319,668
Rural	374,819
Other(1)	52,058
Total	3,916,942

(1)  Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.

Industrial and commercial customers accounted for approximately 31% and 22%, respectively, of our total revenues from energy sales during 2011. In 2011, 33% of our total revenues from energy sales were from sales to residential customers.

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

Group A Customers receive electricity at 2.3 kV or higher and the tariffs applied to them are based on the actual voltage level at which energy is supplied and the time of year and the time of day the energy is supplied. Tariffs are comprised of two components: a “capacity charge” and an “energy charge”. The capacity charge, expressed in reais per kW, is based on the higher of (i) contracted firm capacity and (ii) power capacity actually used. The energy charge, expressed in reais per MWh, is based on the amount of electricity actually consumed as evidenced by our metering.

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

The following table sets forth the average tariffs for each category of Final Customer in effect in 2011 and 2010.

Tariffs	2011	2010	2009
	(R$/MWh)
Industrial	170.41	159.24	148.67
Residential	250.25	233.78	221.07
Commercial	217.78	202.68	191.35
Rural	154.29	143.04	134.80
Other customers	167.83	156.07	145.62
All Final Customers	199.83	186.09	174.98

Low Income Residential Customers. Under Brazilian law, we are required to provide discounted rates to certain low income residential customers (“Low Income Residential Customers”). In 2011, we served 356,844 low income residential customers. For servicing these customers, in 2011 we received a R$70.6 million grant, which was approved by ANEEL, from the Brazilian Federal Government.

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

Transmission Tariffs. A transmission concessionaire is entitled to annual revenues based on the transmission network it owns and operates. These revenues are annually readjusted according to criteria stipulated in the concession contract. We are directly a party to six transmission concession contracts, four of which are in the operational stage and two of which are in construction. Not all of the transmission concession contracts employ the same revenue model.

Under our main transmission concession, which involves our main transmission facilities and accounted for 94% of our gross transmission revenues in 2011, 38% of the transmission revenues are updated on an annual basis by the IGPM and the other 62% are subject to the tariff review process.

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

In 2010, the transmission tariffs of two of our contracts were readjusted by the IGPM, resulting in an increase of 4.2% and one was readjusted by the IPCA, and has increased by 5.2%. In addition, in July 2010 pursuant to a second periodic revision of our principal concession, ANEEL granted provisional approval of a reduction in our transmission tariff by 22.88%, applied to the revenues of new installations in the Interconnected Transmission System, and applied retroactively from July 1, 2009 onward. In June 2011, ANEEL reviewed the figures of the second periodic revision and changed the annual revenues reduction to 19.94%.

Other Businesses

Telecommunications

Copel Telecomunicações S.A. Pursuant to an authorization from the Brazilian National Telecommunication Agency, Agência Nacional de Telecomunicações (“ANATEL”), we provide corporate telecommunication services within the State of Paraná and international long-distance services. We have been offering these services since August 1998 through the use of our fiber optics network (totaling 21.8 thousand km of fiber optic cables by the end of 2011). In 2011, we served 302 of the 399 municipalities in the State of Paraná and two additional municipalities in the State of Santa Catarina. In addition to our commercial services, we have also been involved in an educational project aimed at providing public elementary and middle schools in the State of Paraná with broadband Internet access.

We provide services to most of the major Brazilian telecommunication companies that operate in the State of Paraná. In total, we have 1,442 corporate clients, which include supermarkets, universities, banks, internet service providers and television networks. We also provide a number of different telecommunication services to our subsidiaries.

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

The merger of Sercomtel Celular S.A. into Sercomtel S.A. Telecomunicações is currently ongoing. This transaction aims to reduce costs and to potentially generate higher revenues by offering complementary services to customers (for example, landlines, mobile phones, broadband internet and television).

As of December 31, 2011, Sercomtel Telecomunicações, in its concessions area for fixed telephone services, had a total of 231,746 telephone lines installed, of which 186,751 were in operation. As of December 31, 2011, Sercomtel Celular had an installed capacity of 105,115 terminals in its Global System for Mobil Communications (“GSM”) system, of which 76,098 were in operation. In December 2009, Sercomtel started providing 3G services with a capacity of 20,000 lines, of which 4,726 are currently installed. Sercomtel Telecomunicações’  2011 net revenues were R$138.6 million, with net loss of R$4.7 million, and Sercomtel Celular’s 2011 net revenues were R$27.1 million, with net income of R$2.4 million. As of December 31, 2011, our investment in Sercomtel Telecomunicações was R$70.3 million.

Water and Sewage

In January 2008, Copel bought the 30% stake in Dominó Holdings S.A. (“Dominó Holdings”) held by Sanedo Ltda., a wholly-owned subsidiary of Grupo Veola, for R$110.2 million. We now own 45.0% of the total outstanding share capital of Dominó Holdings, which in turn owns 39.7% of the voting stock or 34.7% of the total capital of Companhia de Saneamento do Paraná –  Sanepar (“Sanepar”), a public utility company that provides 345 urban and rural municipalities and approximately 9.5 million people in the State of Paraná with water distribution services and 6.0 million with sewage services. The State of Paraná owns 60.0% of the outstanding voting capital of Sanepar. Dominó Holdings’ net income in 2011 was R$81.3 million. The other shareholders of Dominó Holdings are Andrade Gutierrez Concessões S.A. and Daleth Participações S.A., each with 27.5%.

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

As of December 31, 2011, we owned 51.0% of the capital stock of Compagas and accounted for this interest through consolidation, since we control this company. The minority shareholders of Compagas are Petrobras and Mitsui Gas, each of which owns 24.5% of the capital stock of Compagas.

Compagas recorded an increase of 4.9% in the volume of natural gas distributed, from 960,681 cubic meters per day in 2010 to 1,007,324 cubic meters per day in 2011. Its number of customers increased 29.5%, from 9,288 in 2010 to 12,025 in 2011. In 2011, Compagas distributed 16.0 million cubic meters to the Araucária Thermoelectric Plant a decrease of 93.7%. Demand from the Araucária Thermoelectric Plant decreased because sufficient energy was being provided by hydroelectric power plants in Brazil. Compagas owns a gas distribution network in the State of Paraná, covering 574 kilometers in 2011, an increase from the 546 kilometers covered in 2010. In 2011, Compagas’s net revenues were R$291.4 million, an increase of 8.8%, and its net income was R$32.4 million, a reduction of 20.0%.

Services

We own 40.0% of the share capital of ESCO Electric Ltda. (“ESCO”), a company that assists customers with their electricity needs through the provision of consulting services, planning and project implementation, automation services, operation, maintenance, training and technical assistance. The Instituto de Tecnologia para o Desenvolvimento – LACTEC owns the remaining 60.0% of the share capital. ESCO also markets products and services aimed at obtaining greater energy efficiency and energy conservation. During 2011, ESCO recorded a net loss of R$0.1 million. All operations of this company were discontinued in 2008 and we expect it to be liquidated during 2012.

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

In the transmission and distribution segments, for the concessions auctioned after 1995, concessionaires have the right to request for their concessions agreements to be renewed for an additional period of 35 years. Our distribution and our main transmission concessions were auctioned before 1995 and renewed in 1995. Although these concessions expire in 2015 and are by their terms renewable for an additional 20 years, we are not assured of our ability to effectively renew these concessions due to uncertainty surrounding the renewal process. For more details see Note 7 to our consolidated financial statements.

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

The following table sets forth information relating to the terms as well as the renewals of our main generation concessions.

Hydroelectric Plants	Initial concession date	First expiration date	Extension date	Final expiration date
Foz do Areia	May 1973	May 2003	January 2001	May 2023
São Jorge	December 1974	December 2004	April 2003	December 2024
Apucaraninha	October 1975	October 2005	April 2003	October 2025
Guaricana	August 1976	August 2006	August 2005	August 2026
Chaminé	August 1976	August 2006	August 2005	August 2026
Segredo	November 1979	November 2009	September 2009	November 2029
Derivação do Rio Jordão	November 1979	November 2009	September 2009	November 2029
Salto Caxias	May 1980	May 2010	September 2009	May 2030
Cavernoso	January 1981	January 2011	September 2009	January 2031
Rio dos Patos	February 1984	February 2014	Renewal requested in January 2011. Still under ANEEL analysis.	If renewed, likely February 2044.
Capivari Cachoeira	April 1965	May 1995	June 1999	July 2015
Mourão	January 1964	January 1994	June 1999	July 2015
Chopim I	March 1964	March 1994	June 1999	July 2015
Figueira	March 1969	March 1999	June 1999	March 2019
Marumbi	March 1956	Under review by ANEEL	Under review by ANEEL	Under review by ANEEL

In addition to the concessions set forth in the table above, we have also been granted generation concessions for the Cavernoso II and Colíder Hydroelectric Plants, which are still under construction but are expected to begin operations in January 2013 and January 2015, respectively.

We have ownership interests in five other generation projects, through generation partnerships established with certain other companies. The following table sets forth information relating to the terms of the concessions of the other generation plants in which we had an ownership interest as of December 31, 2011.

Generation Facility	Consortium	Initial concession date	Expiration date	Extension
Dona Francisca	Dona Francisca Energética SA ‒ DFESA	July 1979	August 2033	Possible
Santa Clara and Fundão	Elejor	October 2001	October 2036	Possible
Araucária	UEG Araucária Ltda.	December 1999	December 2029	Possible
Foz do Chopim	Foz do Chopim Energética	April 2000	April 2030	Possible
São Bento	São Bento Energia	August 2010	August 2030	Not Possible
Mauá	Consórcio Energético Cruzeiro do Sul	June 2007	July 2042	Not Possible

Transmission

Under our transmission concession contracts, we have the right to request 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 36 months prior to the expiration of the contract in question. Our principal transmission concession, which corresponds to 92% of our transmission revenues, expires on July 7, 2015, and may not be renewed.

In addition, we have three other concession agreements for transmission lines and substations that are currently in operation, which correspond to an aggregate of 8% of our transmission revenues, which can be approved for an additional 30 years. We plan on applying for, and receiving, extensions for all of our transmission concessions, which may be renewed for an additional 30 years.

The following table sets forth certain information relating to the terms and renewal of our main transmission concessions:

Transmission Facility	Initial concession date	First expiration Date	Possibility of extension	Expected final expiration date
Main transmission concession	July 2001	July 2015	Possible (1)	July 2035
Bateias – Jaguariaíva Transmission Line	August 2001	August 2031	Possible	August 2061
Bateias – Pilarzinho Transmission Line	March 2008	March 2038	Possible	March 2068
Foz do Iguaçu – Cascavel Oeste Transmission Line	November 2009	November 2039	Possible	November 2069
Araraquara 2 – Taubaté (2)	October 2010	October 2040	Possible	October 2070
Cerquilho III(2)	October 2010	October 2040	Possible	October 2070

(1) Although the concession contract contains a clause allowing for its extension, the Federal Government of Brazil is considering disallowing such extension for all such concession contracts granted prior to 1995.

(2) Facility under construction.

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

  new customers (those connected to the distribution network after July 1995) with demand of at least 3 MW at any voltage; and

  customers with demand of at least 500 kW that opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants or biomass projects.

As of December 31, 2011, we had eight Free Customers, representing approximately 1.3% of our consolidated operating revenue and approximately 1.9% of the total quantity of electricity sold by us. Through February 2012, we have reached agreements with four additional Free Customers, three of which were our previously captive customers. Our contracts with Free Customers are typically for periods of greater than two and less than five years.

Approximately 38% of the megawatts sold under contracts to such customers are set to expire in 2012. In addition, as of December 31, 2011, we had 42 customers that were eligible to purchase energy as Free Customers. These customers represented approximately 7.7% of the total volume of electricity we sold in 2011, and approximately 4.5% of our total operating revenue from energy sales for that year.

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

Brazilian law requires that all of our generation, transmission and distribution concessions be subject to a competitive bidding process upon their expiration. We intend to apply for the extension of each concession 36 months prior to its expiration. We may face significant competition from third parties in bidding for renewal of such concessions or for any new concessions. The loss of certain concessions could adversely affect our results of operations.

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

  We renew our environmental licenses in accordance with the procedures of the competent Brazilian environmental authorities. We are in compliance with all material environmental regulations and our more recent (post-1986) generation, transmission and distribution projects are in compliance with federal, state and municipal regulations. To remedy compliance issues for environmental licenses of transmission facilities predating the 1986 environmental licensing requirements, Copel initiated negotiations in 2009 with the environmental regulator for the State of Paraná (the “Instituto  Ambiental do Paraná – IAP”).

  In 2011, fifteen compulsory environmental audits (Auditorias Ambientais Compulsórias – AACs) were performed, four of which were of Hydroelectric Plants (Salto Caxias, Segredo, Foz de Areia and Guaricana), five of which were of Small Hydroelectric Plants (Chopim I, Pitangui, Chaminé, Rio dos Patos and Marumbi), three of which were of our 230 kV transmission lines (Bateias-Pilarzinho, HPP GPS-Posto Fiscal and Posto Fiscal-Uberaba), two of which were in 138 kV transmission lines (Apucarana-Cristo Rei and Cristo Rei-Mandaguari) and one of which was in a transmission substation (SE 230 kV Posto Fiscal). These compulsory environmental inspections are required by law as a condition for the renewal of environmental licenses. These inspections also allow us to obtain an independent assessment of our environmental policies and compliance with laws and regulations.

  The construction of Cavernoso II Small Hydroelectric Plant began in April 2011. To comply with all the requirements of the environmental authorities necessary for the licensing of the project, we drafted a Basic Environmental Plan (Plano Básico Ambiental – PBA), consisting of sixteen social and environmental programs, which are in the process of implementation.

  In December 2010, we received the site licenses to begin construction of the Colíder Hydroelectric Plant. These licenses were granted after we received approval of Colíder Basic Environmental Plan, which contains thirty-two programs and sub-programs designed to prevent, mitigate and offset any negative environmental and social impact of this project, while enhancing the positive effects of the project.

  We are involved in environmental and social programs including the “Education for Sustainability” (Educação para a Sustentabilidade) program and the “Social and Environmental Reservoirs Management Program” (Programa de Gestão Socioambiental de Reservatórios).

  The goal of our socio-environmental education for sustainability programs is to promote discussion and raise awareness toward daily sustainability, processes and activities developed by the Company in its daily relations, emphasizing that each individual is an agent of transformation, responsible for cultural change at Copel and society.

  The Social and Environmental Reservoirs Management Program aims to improve the quality and availability of water in Copel’s reservoirs through managing and monitoring of watersheds.

  To reinforce our commitment to environmental, social and economic sustainability, we are signatories to the United Nations Global Compact, and we actively seek to implement the principles of the Global Compact in our daily activities and our corporate culture.

  Plant, Property and Equipment

  Our principal properties consist of the generation and telecommunications facilities described in “Business - Generation and Purchasers of Energy”. Of the net book value of our total property, plant and equipment at December 31, 2011 (including construction in progress), generation facilities represented 82.8%, telecommunications represented 3.8%, Elejor represented 6.9% and Araucária Thermoelectric Plant represented 6.5%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

  The Expropriation Process

  Although we receive concessions from the Brazilian government to construct hydroelectric facilities, we do not receive title to the land on which the facilities are to be located. In order for us to construct, the land must be expropriated. The land required for the implementation of a hydroelectric facility may only be expropriated pursuant to specific legislation. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of expropriation disputes. At December 31, 2011, we estimated our liability related to the settlement of such disputes to be approximately R$30.3 million. This amount is in addition to amounts for land expropriation included in each of our hydroelectric facility budgets.

  The Brazilian eLECTRIC Power Industry

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

  Approximately 36% of the installed power generating capacity of Brazil is currently owned by Eletrobras (including its wholly-owned subsidiary Eletronuclear and its 50.0% participation interest in Itaipu). Through its subsidiaries, Eletrobras is also responsible for 56% of the installed transmission capacity equal or above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de São Paulo – CESP, Companhia Energética de Minas Gerais – CEMIG and us, among others.

  Principal Regulatory Authorities

  Ministry of Mines and Energy – MME

  The MME is the primary regulator of the power industry and acts as the Brazilian governmental authority empowered with policymaking, regulatory and supervisory powers.

  National Energy Policy Council – CNPE

  The National Energy Policy Council (Conselho Nacional de Política Energética) (“CNPE”), council created in August 1997, provides advice to the President of the Republic of Brazil regarding the development and creation of a national energy policy. The CNPE is chaired by the MME and is composed of six ministers of the Federal Government and three members chosen by the President of Brazil. The CNPE was created in order to optimize the use of energy resources in Brazil and ensure the national supply of electricity.

  National Electric Energy Agency – ANEEL

  The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. ANEEL’s primary responsibility is to regulate and supervise the power industry in accordance with the policies set forth by the MME and to respond to matters which are delegated to it by the Brazilian government and the MME. ANEEL’s current responsibilities include, among others, (i) administering concessions for electric energy generation, transmission and distribution, including the approval of electricity tariffs, (ii) enacting regulations for the electric energy industry, (iii) implementing and regulating the utilization of energy sources, including the use of hydroelectric power, (iv) promoting, monitoring and managing the public bidding process for new concessions, (v) settling administrative disputes among electricity sector entities and electricity purchasers, and (vi) defining the criteria and methodology for the determination of transmission and distribution tariffs.

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

  Electric Energy Trading Chamber – CCEE

  The CCEE (Câmara de Comercialização de Energia Elétrica) is a non-profit, private entity subject to authorization, inspection and regulation by ANEEL. The CCEE is responsible for, among other things, (i) registering all energy purchase agreements in the regulated market, Contratos de Comercialização de Energia no Ambiente Regulado (“CCEAR”), and registering the agreements resulting from market adjustments and the volume of electricity contracted in the free market, and (ii) accounting for and clearing short-term transactions. The CCEE is composed of holders of concessions, permissions and authorizations in the electricity industry and Free Customers, and its board of directors is composed of four members appointed by these agents and one by the MME, who is the chairman of the board of directors.

  Energy Sector Monitoring Committee – CMSE

  The CMSE (Comitê de Monitoramento do Setor Elétrico) was created by the New Industry Model Law to monitor service conditions and to recommend preventative measures to ensure energy supply adequacy, including demand-side action and contracting of energy reserves.

  Energy Research Company – EPE

  On August 2004, the Brazilian government created the Energy Research Company (Empresa de Pesquisa Energética) ("EPE"), a federal public company responsible for conducting strategic studies and research in energy sector, including the industries of electric power, petroleum, natural gas, coal and renewable energy sources. The studies and research conducted by the EPE subsidize the formulation of energy policy by the MME.

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

  Concessions

  The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must participate in a competitive bidding process or must apply to the MME or to ANEEL for a concession, permission or authorization, as the case may be. Concessions grant rights to generate transmit or distribute electricity in a specific concession area for a specified period. This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions. An existing concession may be renewed at the granting authority’s discretion, except in some specific cases provided by law.

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

    The electricity generated by Itaipu will continue to be sold by Eletrobras to the distribution concessionaires operating in the South, Southeast and Midwest portions of the Interconnected Transmission System. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the real/U.S. dollar exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed below under “Distribution Tariffs.”

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

      The Free Market

      The free market covers transactions between generation concessionaires, Independent Power Producers – IPPs, self-generators, energy traders, exporters and importers of electric energy and Free Customers. The free market also covers bilateral agreements between generators and distributors signed under the old model, until they expire. Upon expiration, such contracts must be executed under the New Industry Model Law guidelines.

      A consumer that is eligible to choose its supplier may only do so upon the expiration of its contract with the local distributor and with advance notice or, in the case of a contract with no expiration date, upon 15 days notice in advance of the date on which the distributor must provide MME with its estimated electricity demand for the year. In the latter case, the contract will only be terminated in the following year. Once a consumer has chosen the free market, it may only return to the regulated system only with five years prior notice to its regional distributor, provided that the distributor may reduce such term at its discretion. This extended period of notice seeks to assure that, if necessary, the distributor can buy additional energy in auctions in the regulated market without imposing extra costs on the captive market.

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

      All electricity generation, distribution and trading companies, independent producers and Free Customers are required to notify MME, by August 1 of each year of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. In advance of each electricity auction, each distribution company is also required to inform MME of the amount of electricity that it intends to contract in the auction. In addition, distribution companies are required to specify the portion of the contracted amount they intend to use to supply potentially Free Customers.

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

      Since 2004, CCEE has conducted fifteen auctions for new generation projects, ten auctions for energy from existing power generation facilities, four auctions for reserve energy in order to increase energy supply security and twelve auctions for market adjustments. No later than August 1 of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the five subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and determines which generation companies will participate in the auction. The auction is carried out electronically in two phases.

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

      The Annual Reference Value encourages distribution companies to contract their expected electricity needs in the A-5 and A-3 auctions, where the prices are expected to be lower. The Annual Reference Value is applied during the first three years of the power purchase agreements for new power generation projects. Beginning in the fourth year, 100.0% of the electricity acquisition costs from these projects is passed through to customers.

      The regulation establishes the following permanent limitations on the ability of distribution companies to pass-through costs to customers: (i) no pass-through of costs for electricity purchases that exceed 103% of actual demand; (ii) limited pass-through of costs of the acquisition of electricity in the A-3 auctions, if the amount of purchased energy exceeds 2% of the amount of electricity contracted in the A-5 auctions; (iii) if the volume contracted from existing generation projects decreases by over 4%, new contracts from new generation projects are afforded limited pass-through.

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

      TUSD

      Users of a distribution system pay the distribution concessionaire a tariff known as the TUSD (Tarifa de Uso dos Sistemas Elétricos de Distribuição). The TUSD is divided into two parts: one related to the contracted power in R$/kW and other related to the regulatory charges in R$/kWh. The amount paid by the users of a distribution system is calculated by multiplying the maximum contracted power for each of the customer’s points of connection to the concessionaire’s distribution system, by the tariff in R$/kW, plus the product of the power consumption by the tariff in R$/kWh, per month.

      In relation to the captive customers, the TUSD is part of the supply tariff that is calculated based on the voltage used by each customer.

      TUST

      The TUST (Tarifa de Uso do Sistema de Transmissão) is paid by distribution companies, generators and Free Customers to transmission companies for the use of the Interconnected Transmission System (electrical transmission system with voltage equal or higher than 230 kV). This tariff is revised annually according to (i) the location of the user of the Interconnected Transmission System and (ii) the annual revenues that a transmission company is permitted to collect for the use of its assets in the Interconnected Transmission System. The ONS, an entity that represents all transmission companies that own assets in the Interconnected Transmission System, coordinates the payment of transmission tariffs to these transmission companies. Users of the Interconnected Transmission System sign contracts with the ONS, which allows them to use the transmission grid in return for paying TUST.

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

        charges for connection to and use of the transmission and distribution systems; and

        energy sector regulatory charges.

      Parcel B costs include, among others, the following:

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

      Electricity distribution concessionaires are also entitled to periodic tariff revisions (revisão periódica) every four or five years. These revisions are aimed at (i) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for services provided within the scope of each such company’s concession and (ii) determining the “X factor”.

      The X factor for each distribution company is calculated based on the following components:

        Xa, based on the application of the IPC-A to the personnel portion of the concessionaire’s operational costs;

        P, based on the concessionaire’s productivity, which is measured in terms of increases in assets, total volume of energy sold, and the number of Final Customers to which energy is sold;

        T, based on the trajectory of the concessionaire’s operating costs, measured as the difference between the cost benchmarks established by ANEEL and the concessionaire’s actual operating costs; and

        Q, based on quality target indicators that measure the interruption of energy supply to Final Customers.

      In addition, ANEEL recently enacted new regulations under which distribution companies will be required to comply under penalty of law with minimum pre-established targets measured by a new quality of service indicator related to customer satisfaction.

            In addition, a distribution concessionaire is entitled to an extraordinary tariff review (revisão extraordinária) on a case-by-case basis, to ensure its financial stability and compensate it for unpredictable costs, including taxes, which significantly change its cost structure. Extraordinary tariff adjustments were granted (i) in June 1999 to compensate for increased costs of electricity purchased from Itaipu as a result of the devaluation of the real  against the dollar, (ii) in 2000 to compensate for the increase in Contribuição para o Financiamento da Seguridade Social - COFINS (Social Security Financing Contribution) from 2% to 3%, and (iii) in December 2001 to compensate for losses caused by the Rationing Program.

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

            Energy Sector Regulatory Charges

            State and Municipal ICMS Compensation

            From January 1, 2010 to December 31, 2012, distributors are required to pay a levy in the amount of 0.3% of their annual  operating revenues, which will be transferred to certain states and municipalities in compensation with losses in tax revenues that these states and municipalities suffered when they became connected to the Interconnected Transmission System, due to the fact that they no longer receive energy from locally-generated sources. These funds must be used by the states and municipalities to provide increased access to electricity, to finance social and environmental projects, and to conduct research and development and support energy efficiency initiatives.

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

            Use of Water Resources Tax

            Holders of concessions and authorizations that allow for the exploitation of water resources must pay a total tax of 6.75% of the value of the energy they generate, which for purposes of this calculation is based on a rate set by ANEEL. Beginning on January 1, 2012, ANEEL set this rate at R$72.87/MWh. The proceeds of this tax are shared among the states and municipalities where the plant or the plant’s reservoir is located, as well as with certain federal agencies.

            ANEEL Inspection Fee (TFSEE)

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

            Item 4A. Unresolved Staff Comments

            None.

            Item 5. Operating and Financial Review and Prospects

            The information derived from our consolidated statement of operations for the years ended December 31, 2011, 2010 and 2009 has been prepared in accordance with IFRS as issued by the IASB. For more information see “Presentation of Financial and Other Information” and Note 2 to our consolidated financial statements of our 2011 Form 20-F.

            Overview

            Brazilian Economic Conditions

            All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003 and an economic recovery that has led to consistent growth since 2004. In 2009, Brazilian GDP decreased due to the global financial crisis. Since then, the Brazilian economy has shown a return to growth, growing 7.5% in 2010 and 2.7% in 2011.

            The following table shows selected economic data for the periods indicated:

	Year ended December 31,
	2011	2010	2009
Inflation (IGP-DI)	5.0%	11.3%	(1.4)%
Appreciation (depreciation) of the real vs. U.S. dollar	(11.17)%	4.5%	34.2%
Period-end exchange rate – US$1.00(1)	1.8758	1.6662	1.7412
Average exchange rate – US$1.00	1.6709	1.7589	1.9905
Change in real GDP	2.7%	7.5%	(0.2)%
Average interbank interest rates(2)	11.70%	9.9%	9.7%

            (1)  The real/U.S. dollar exchange rate at March 31, 2012 was R$1.82 per US$1.00.

            (2)  Calculated in accordance with Central Clearing and Custody House (“CETIP”) methodology (based on nominal rates).

            Sources: FGV ‒ Fundação Getúlio Vargas, the Brazilian Central Bank, the Brazilian Geography and Statistics Institute (“IBGE”) and Central Clearing and Custody House (“CETIP”).

            Rates and Prices

            Our results of operations are significantly affected by changes in the prices at which our generation business sells energy, and by the prices at which our distribution business buys energy in the regulated market and re-sells it to Final Customers at regulated tariffs.

            Our generation business sells energy at unregulated prices in the regulated market, in the Free Market and in the Spot Market. Our generation business allocates the amount of energy that it sells in each of these markets seeking to maximize returns, based on factors such as: (i) the requirements of its concession contracts, many of which set a minimum percentage of energy generated in a particular concession that must be sold in the regulated market; (ii) the volume of energy that we plan to sell to Free Customers for a given year; and (iii) the outlook of the short-term, medium-term and long-term for energy prices generally. Although sales in the Free Market and the Spot Market are not directly regulated, they are influenced by energy regulatory policy. The prices at which our generation business sells energy are not regulated.

            Our distribution business purchases enough energy to meet 100% of the demand we forecast for our Final Customers in auctions at unregulated prices in the regulated market. Our distribution business re-sells that energy to Final Customers at regulated tariffs that take into consideration the price at which the energy was purchased. If our forecasts fall short of the actual electricity demand of our Final Customers, we may be forced to make up for the shortfall by entering into short-term agreements to purchase electricity in the spot market. If our forecasts exceed the actual demand of our Final Customers, our distribution business sells the excess energy in the Spot Market. The margins in our distribution business tend to be relatively stable due to the regulated nature of the distribution business, while the margins in our generation business are typically larger but less stable.

            Sales to Final Customers (which include sales by our distribution business to captive customers and sales by our generation business to Free Customers) represented approximately 47.2% of the volume of electricity we delivered in 2011, and accounted for 71.5% of our energy sales revenues. Almost all of such sales were to captive customers. For more information, see “Item 4. Information on the Company - The Brazilian Electric Power Industry -  Distribution Tariffs.” In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

            ANEEL modifies our Retail Tariffs annually, generally in June. Since January 2009, the adjustments have been as follows.

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

            However, due to the global economic crisis, our Board of Directors, pursuant to instructions from our controlling shareholder, determined that the Retail Tariff readjustment set forth by ANEEL should have no effect on our captive customers. Consequently, on June 24, 2009, we submitted to ANEEL a formal request asking for the deferral of part of the annual readjustment to future periods. However, the requirement was not approved by ANEEL. Subsequently, at an extraordinary shareholders’ meeting, the implementation of a tariff adjustment was approved, which provided discount equivalent to the tariff increase approved by ANEEL for all Final Customers that pay their bills on time.

              In February 2010, our distribution concession contract with ANEEL was amended. As a result, the subsequent increase in our distribution tariffs was reduced, causing a reduction of approximately 0.5% in our distribution revenues. Our Board of Directors approved the amendment in order to mitigate the possibility of a lawsuit or judicial proceeding. Nevertheless, we cannot assure you that no such action will be brought.
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

              We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2011, our electricity purchases from Itaipu amounted to R$459.6 million.
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

            Impact of the CRC Account

            One of our most significant assets consists of the obligations of the State of Paraná under an agreement that was most recently amended in January 2005. These obligations derive from amounts we were entitled to recover under a prior regulatory regime, and as a result they are referred to as the recoverable rate deficit account or “CRC” account (Conta de Resultados a Compensar). As of December 31, 2011, the outstanding balance of the CRC Account was R$1,346.5 million. The balance is adjusted for IGP-DI, bears interest at 6.65%, and is payable in monthly installments through April 2025. If the State of Paraná fails to make payments on a timely basis, we may apply dividends we owe to the State of Paraná in its capacity as our shareholder against amounts it owes us under the CRC Account agreement. For additional information, see Note 6 to our consolidated financial statements.

            Special Obligations

            The contributions received from the federal government and our customers exclusively for investment in our distribution network are named as special obligations. We record the amount of these contributions on our balance sheet as a reduction of our intangible and financial assets, under the caption “special obligations,” and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions is offset against intangible and financial assets. The amount we recorded as special obligations as of December 31, 2011 was R$240.9 million as a reduction of intangible assets and R$1,592.3 million as a reduction of financial assets.

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

            The discussion below addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. Please see Note 2 to our consolidated financial statements included herein for a more detailed discussion of the application of these and other accounting policies.

            Property, Plant and Equipment

            We have adopted the deemed cost methodology to determine the fair value of Copel Geração e Transmissão’s property, plant and equipment, specifically for the generation business as of the date of transition of our financial statements to IFRS (January 1, 2009). These assets are depreciated according to the linear method based on annual rates set forth and reviewed periodically by ANEEL, which are used and accepted by the market as representative of the economic useful life of the assets related to concession’s infrastructure, limited to the term of said concession, when applicable. The estimated useful life, the residual amounts, and depreciation are reviewed as of the date of the balance sheets, and the effect of any changes in estimates is recorded prospectively.

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

            IFRIC 12 establishes that electric energy utilities should record and measure revenues according to IAS 11 - Construction Contracts and IAS 18 - Revenues, even when governed by a single concession agreement. When we make investments in the infrastructure used in the power transmission and distribution services we perform pursuant to our concession agreements, we capitalize these investments as intangible assets and financial assets, and we recognize construction revenue and construction costs in connection with these investments. Intangible assets represent the right to access and to operate infrastructure that is provided to us or that we build or acquire as part of the concession agreement. The value of intangible assets is determined based on construction fair value, reduced by the corresponding estimated financial assets, described in greater detail below, and by any accumulated amortization and impairment losses, when applicable. The amortization pattern for intangible assets reflects our estimate of our future economic from these assets, limited to the term of the concession. We currently amortize these assets at approximately 29% per year, a rate that accelerates as we approach the end of a concession term.

            We calculate the value of financial assets related to our distribution business based on our distribution concession arrangements. These financial assets represent our understanding of our unconditional right to receive cash payments upon expiration of the concession from ANEEL, as set forth in our concession agreements. These cash payments are designed to compensate us for the investments we make in infrastructure and that are not recovered through the collection of tariffs from users.

            Financial assets related to our distribution business do not have determinable cash flows, since we operate under the assumption that the value of the cash payments we will receive from ANEEL upon expiration of a concession will be based on the replacement cost of the concession assets. Since these financial assets do not fit into any other category of financial assets under IFRS, they are classified as “available for sale.” The cash flows related to these assets are determined taking into account the replacement cost of PPE, which is known as the Regulatory Compensation Basis (Base de Remuneração Regulatória or BRR), and is defined by ANEEL. The return on these financial assets is based on the regulatory weighted average cost of capital approved by ANEEL in the periodic rate review process carried out every four years.

            We calculate the value of the financial assets related to our transmission business based on: (i) revenues from tariffs based on the construction of transmission infrastructure for use by system users; (ii) revenues from tariffs based on the operation and maintenance of infrastructure assets related to our concessions; and (iii) the financial return on these assets that is guaranteed by ANEEL and that is not otherwise recovered through tariffs by the end of the concession term. Because the aggregate transmission tariffs we collect are calculated entirely based on the infrastructure assets that we make available to system users as a whole, they are not subject to demand risk, and are therefore considered guaranteed revenues. These revenues, which are calculated considering the entire term of transmission concession, are known as Annual Permitted Revenues (Receita Anual Permitida or RAP). Users of this infrastructure are billed on a monthly basis for these amounts, pursuant to reports issued by the National System Operator (Operador Nacional do Sistema or ONS). Upon expiration of the concession, ANEEL is required to pay any uncollected amounts related to the construction, operation, and maintenance of infrastructure, as compensation for investments made and not recovered through tariffs. Because these financial assets do not have an active market and do not have present fixed and ascertainable cash flows, they are classified as “loans and receivables.” These financial assets are initially estimated based on their fair values, and are later measured according to the amortized cost calculated under the effective interest rate method.

            Generation concessions are deemed outside the scope of IFRIC 12 and are accounted for under other applicable IFRS.

            In addition to our financial assets and intangible assets, under IFRS we also recognize construction revenues and construction costs for construction activities we perform in connection with our distribution and transmission concessions. Our distribution business outsources power distribution infrastructure construction. As a result, under IFRS we recognize construction costs and revenues in roughly the same amounts. In contrast, since our transmission business performs much of our transmission infrastructure construction, we recognize construction revenue in amounts that exceed construction costs. The resulting margin for our transmission business’ construction revenue was 1.65% in both 2011 and 2010, and is calculated based on a methodology that takes into account business risk.

            The recognition of fair value for intangible and financial assets in connection with our concession contracts is subject to assumptions and estimates, and the use of different assumptions could affect the amounts we recognize. The estimated useful lives of the underlying assets, as well as the rate of return of the financial assets also require significant assumptions and estimates. Different assumptions and estimates and changes in future circumstances could have a significant impact on our results of operations. Additional information on the accounting for intangible and financial assets arising from concession agreements is contained in Notes 2.14 and 2.27 to our consolidated financial statements.

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

            We claimed a credit based on energy purchased from Itaipu during the energy rationing period that occurred in 2001, when there was a significant difference between the purchase price of Itaipu energy and energy sold at a loss in the spot market. We are contesting a determination by ANEEL that would require us to recognize approximately R$1,473.0 million in costs for energy we purchased for resale in the spot market during the electricity rationing period of 2000, 2001 and the first quarter of 2002. Our management believes that losses resulting from the final ruling of this claim are not probable and therefore we have no provision relating to this matter. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2011, we had provisions of R$35.5 million to cover probably losses related to these other lawsuits.

            Reserve for Risks (Labor, Civil, Tax and Environmental Claims)

            Our subsidiaries and we are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and environmental.

            We account for risks based on the determination that it is probable that a future event will confirm that an asset has been impaired or a liability has been incurred at the date of the financial statements, and the amount of loss can be reasonably estimated. By their nature, risks will only be resolved when a future event or events occur or fail to occur; typically such events will occur a number of years in the future. The evaluation of these risks is performed by our internal and external legal counsel. Accounting for risks requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to risks could change as new developments occur or more information becomes available. The outcome of the risks could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. The reserve for risks as of December 31, 2011 amounted to R$1,000.8 million, of which R$281.9 million was related to tax proceedings, R$484.0 million was related to civil claims, R$128.5 million was related to labor claims, R$58.1 million was related to employee benefits and R$48.1 million was related to regulatory proceedings and R$0.1 million was related to environmental claims.

            As of December 31, 2011, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims that cannot be evaluated in the current stage of proceedings, classified as possible losses, was approximately R$2,016.5 million, of which R$176.4 million correspond to labor claims; R$37.8 million to employee benefits; R$12.9 million to regulatory claims; R$542.4 million to civil claims; and R$1,247.0 million to tax claims. For more information, see Note 26 to the consolidated financial statements.

            Employee Retirement and Health Benefits

            We sponsor a (i) defined-benefit pension plan and a (ii) defined-contribution pension plan covering substantially all of our employees. We have also established a health care plan for current and retired employees. We determine our funding obligations for these plans based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, rates of inflation, mortality rates and future employment levels. These assumptions directly affect our liability for accrued pension costs.

            In 2011, we recorded expenses in the amount of R$150.8 million for our pension and health care plans. We estimate that we will incur expenses in the amount of R$71.7 million in 2012 (according to actuarial calculations), plus the monthly costs of these plans.

            Deferred Taxes

            We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing rates. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. The deferred taxes balances subject to the federal taxing department inspection are those constituted over the 2007 to 2011 basis.

            Analysis of Electricity Sales and Cost of Electricity Purchased

            The following table sets forth the volume and average rate components of electricity sales and purchases for the years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,
	2011	2010	2009
Electricity Sales
Sales to Final Customers
Average price (R$/MWh):(1)
Industrial customers(2)	170.41	159.24	148.67
Residential customers	250.25	233.78	221.07
Commercial customers	217.78	202.68	191.35
Rural customers.	154.29	143.04	134.80
Other customers(3)	167.83	156.07	145.62
All customers(2)	199.83	186.09	174.98
Volume (GWh):
Industrial customers(2)	8,377	8,146	7,748
Residential customers	6,224	5,925	5,664
Commercial customers	4,778	4,466	4,200
Rural customers	1,871	1,774	1,680
Other customers(3)	2,123	2,048	1,994
All customers(2)	23,373	22,359	21,286
Total revenues from sales to Final Customers (millions of R$)	4,671	4,160.8	3,724.6
Sales to distributors(4)
Average price (R$/MWh)(1)	88.13	81.64	77.05
Volume (GWh)(5)	16,339	15,777	15,692
Total revenues (millions of R$)	1,439.8	1,288.0	1,209.2
Electricity Purchases
Purchases from Itaipu
Average cost (R$/MWh)(6)	87.09	88.26	96.86
Volume (GWh)	5,278	5,306	5,379
Percentage of total Itaipu production purchased	6.3	6.2	8.0
Total cost (millions of R$)(7)	459.6	468.3	521.0
Purchases from others(4)
Average cost (R$/MWh)	86.09	83.50	78.21
Volume (GWh)(5)	19,664	18,011	16,570
Total cost (millions of R$)(7)	1,692.9	1,504.0	1,295.8

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

            (7)  See “Item 4. Information on the Company - Business - Generation” and “Item 4. Information on the Company—Business—Purchases” for an explanation of our expenses relating to electricity purchases.

            Results of Operations for the Years Ended December 31, 2011, 2010 and 2009

            The following table summarizes our results of operations for the years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,
	2011	2010	2009
	(R$ million)
Operating Revenues:
Electricity sales to Final Customers:	2,330.8	2,213.4	2,059.5
Residential	771.7	723.5	677.2
Industrial	757.3	730.5	673.9
Commercial	498.9	467.7	433.3
Rural	134.1	126.9	118.8
Other classes	168.8	164.8	156.3
Electricity sales to distributors	1,439.8	1,288.0	1,209.2
Use of main distribution and transmission grid	2,762.4	2,272.4	1,975.1
Residential	785.9	661.7	575.0
Industrial	670.2	566.6	477.9
Commercial	541.6	437.5	370.4
Rural	154.7	126.9	107.7
Other classes	187.5	154.8	134.0
Other distribution and transmission revenue	422.5	325.0	310.1
Construction revenue	741.7	663.5	601.9
Telecommunications revenue	117.1	97.9	80.2
Distribution of piped gas	273.9	237.3	205.2
Other operating revenue	110.4	128.6	119.0
	7,776.1	6,901.1	6,250.1
Cost of sales and services provided:
Electricity purchased for resale	(2,152.5)	(1,972.3)	(1,816.8)
Use of main distribution and transmission grid	(632.5)	(592.7)	(553.2)
Personnel and management	(982.7)	(811.5)	(810.1)
Pension and health care plans	(150.9)	(124.2)	(109.7)
Material and supplies	(85.6)	(84.1)	(69.2)
Raw materials and supplies for power generation business	(25.0)	(23.0)	(21.2)
Natural gas and supplies for gas business	(186.9)	(144.6)	(128.9)
Third-party services	(391.4)	(350.9)	(321.1)
Depreciation and amortization	(553.1)	(543.0)	(539.8)
Accruals and provisions	(289.7)	(362.8)	(39.9)
Construction costs	(731.4)	(662.9)	(601.6)
Other operating expenses	(290.9)	(296.1)	(275.3)
	(6,472.6)	(5,968.1)	(5,207.0)

Equity earnings of subsidiaries	55.7	99.3	14.3
Financial results	224.8	348.4	6.7
Profit before income tax and social contribution	1,583.9	1,380.7	1,064.2
Income tax and social contribution on profit	(407.1)	(370.5)	(251.9)
Net income for the year	1,176.9	1,010.3	812.3
Net income attributable to controlling shareholders	1,157.7	987.8	791.8
Net income attributable to non-controlling interest	19.1	22.5	20.5
Other comprehensive income	0.9	2.0	11.5
Comprehensive income	1,177.7	1,012.3	823.7
Comprehensive income attributable to controlling shareholders	1,158.6	989.8	803.2
Comprehensive income attributable to non-controlling interest	19.1	22.5	20.5

            Results of Operations for 2011 Compared with 2010

            Operating Revenues

            Our operating revenues increased by 12.7%, or R$875.0 million, in 2011 compared with 2010. Of this increase, R$117.4 million was due to electricity sales to Final Customers and R$490.0 million was due to charges for use of our main distribution and transmission grid. Revenues from electricity sales to distributors increased by 11.8%, or R$151.8 million and construction revenue increased by 11.8% or R$78.2 million.

            Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 5.3% or R$117.4 million in 2011. The average tariff for Final Customers increased by 7.4% as compared with 2010 average rate. The average tariff rates for the residential, industrial, commercial and rural classes of Final Customers increased by 7.0%, 7.0%, 7.4% and 7.9%, respectively. The variation in average price increases between different classes of customers reflects the fact that the tariffs established by ANEEL in 2011 and 2010 varied depending upon the voltage level received.

            The increase in the volume of energy sold to Final Customers in 2011 compared with 2010 reflected an increase in the number of Final Customers in each category.

              The volume of electricity sold to residential customers increased by 5.0% in 2011 compared with 2010. Of this increase, 4.2% was due to an increased number of customers and 0.8% was due to an increased in average consumption per residential customer. This increase was driven mainly due to sales of energy consuming products as a consequence of a greater availability of credit.

              The volume of electricity sold to industrial customers, including both captive customers and Free Customers, increased by 5.3% in 2011 compared with 2010. This increase resulted principally from the improved performance in the petroleum refining and ethanol industries, as well as increased activity in the automotive, machinery and equipment industries in the State of Paraná.

              The volume of electricity sold to commercial customers increased by 7.0% in 2011 compared with 2010. Of this 7.0% increase, 3.4 percentage points can be attributed to an increase in average consumption per commercial customer and 3.5 percentage points can be attributed an increased number of commercial customers. We attribute these increases in the commercial segment to high employment in the State of Paraná and the increase in availability of consumer credit.

              The volume of electricity sold to rural customers increased 5.5% in 2011 compared with 2010. Of this increase, 2.2% was due to an increased number of customers and 3.2% was due to an increased in average consumption per rural customer. This increase was mainly due to the strong performance of agriculture and cattle industries the State of Paraná in 2011.

            Electricity Sales to Distributors. Our revenues from electricity sales to distributors increased by 11.8%, or R$151.8 million, in 2011 compared with 2010. This increase was caused by: (i) increased prices under power purchase agreements, both in auctions in the regulated market and through agreements with Free Customers; and (ii) an increase in volume of energy sales in the spot market in 2011 compared to 2010. Our generation business sells energy at unregulated market prices, which generally increased in 2011 compared to 2010.

            Use of Main Distribution and Transmission Grid. Our revenues from the use of main distribution and transmission grid increased by 21.6% or R$490.0 million, to R$2,762.4 million in 2011 compared with R$2,272.4 million in 2010. This increase was principally due to: (i) the increase in use of the grid by all classes of customers, as explained in greater detail above; (ii) the upward adjustment to our distribution tariffs, which had the effect of increasing by 3.0% the average tariff charged to our final customers; and (iii) the effect of the 18.3% upward readjustment in our transmission tariffs, which was the principal cause of the increase of R$100.5 million in revenue related to transmission assets (classified as interest income under IFRS), from R$128.8 million in 2010 to R$229.3 million in 2011.

            Construction revenues. Our revenues from constructions increased by 11.8% or R$78.2 million in 2011 compared with 2010. This increase was mainly due to improvements we made to our distribution and transmission infrastructure in 2011.

            Telecommunications revenues. Revenues from our telecommunications segment increased by 19.6% or R$19.2 million in 2011, primarily due to an increased number of clients, to 1,442 in 2011 from 980 in 2010. This increase in our number of clients was partially offset by reductions in the prices we charged to clients for telecommunications services, due to competitive pressures.

            Distribution of Piped Gas. Revenues from distribution of piped gas increased by 15.4%, or R$36.6 million, in 2011 compared to 2010, mainly due to an 8.5% upward tariff adjustment in August 2011, together with a 4.9% increase in sales volume in 2011.

            Other Operating Revenues. Other operating revenues decreased by 14.2% or R$18.2 million, in 2011. This reduction was mainly the result of decreased rent revenue from the Araucária Thermal Power Plant in the second half of 2011. Demand from the Araucária Thermal Power Plant decreased because sufficient energy was being provided by hydroelectric power plants in Brazil.

            Cost of sales and services provided

            The attached financial statements present our operating costs of sales and services provided by function. However, in accordance with IFRS, Note 29 to the consolidated financial statements presents this information according to the nature of the operating cost or expense. For ease of understanding, the analysis below reflects the information presented by nature.

            Our total operating costs of sales and services provided increased by 8.5% or R$504.5 million, to R$6,472.6 million in 2011 from R$5,968.1 million in 2010, including amounts recognized as other operating expenses. The following were the principal factors in the increase of our operating costs of sales and services provided:

              Electricity Purchased for Resale. Our costs for the energy we purchased for resale increased by 9.1%, or R$180.2 million, to R$2,152.5 million in 2011 compared with R$1,972.3 million in 2010. This increase was mainly due to higher acquisition costs from auctions in the regulated market, which increased by R$199.4 million in 2011 compared to 2010. Our distribution business buys energy at unregulated market prices, which generally increased in 2011 compared to 2010.

              Use of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid increased by 6.7%, or R$39.8 million, to R$632.5 million in 2011 compared with R$592.7 million in 2010. This increase was mainly due to (i) new infrastructure in operation and (ii) R$16.5 million in reserve energy costs imposed by the Brazilian government, due to reduced rainfall affecting hydroelectric production. We did not incur reserve energy costs in 2010. This was partially offset by a 73.2% decrease in system service charges imposed by ANEEL, from R$41.0 million in 2010 to R$10.1 million 2011.

              Personnel and Management. Personnel and management expenses increased by 21.1%, or R$171.2 million, to R$982.7 million in 2011 compared with R$811.5 million in 2010, mainly due to: (i) a 5.5% increase in our number of employees; (ii) wage increases of 6.5% and 7.4% applied to beginning in October 2010 and October 2011, respectively; (iii) the compensations from the Program Permanent Voluntary Termination and Succession - PSDV (R$64.4 million in 2011 compared R$19.7 million in 2010); and (iv) a general human resources review that began in June 2011.

              Pension and Health Care Plans. Pension and Health Care expenses increased 21.5%, or R$26.7 million, to R$150.9 million in 2011, compared with R$124.2 million in 2010. This line item reflects the accrual of liabilities pursuant to the 2011 actuarial report on our healthcare plan.

              Materials and supplies. Materials and supplies expenses increased by 1.8%, or R$1.5 million, to R$85.6 million in 2011 compared with R$84.1 million in 2010, substantially due to an increase in the volume of electric power system materials that we acquired in 2011.

              Raw Material and Supplies for Power Generation Business. These expenses increased 8.7%, or R$2.0 million, to R$25.0 million in 2011, compared with R$23.0 million in 2010. This increase was mainly due to an increase in the unit cost of mineral coal purchased for the Figueira Thermoelectric Plant.

              Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases increased by 29.3%, or R$42.3 million, to R$186.9 million in 2011 compared with R$144.6 million in 2010. This increase was mainly caused by a 4.9% increase in volume of natural gas acquired by Compagas to supply third-parties, along with an increase in price of natural gas purchased in 2011 under supply contracts, which are subject to contractual price adjustments.

              Third-Party Services. Third-party services expenses increased 11.5%, or R$40.5 million, to R$391.4 million in 2011 compared with R$350.9 million in 2010, mainly due to the increase in civil maintenance of R$6.7 million, equipment maintenance and furniture of R$4.2 million, travel of R$5.0 million, telephone of R$3.5 million, maintenance of green spaces and pruning services of R$4.8 million and data processing of R$3.0 million.

              Depreciation and Amortization. Depreciation and amortization expenses increased 1.9%, or R$10.1 million, to R$553.1 million in 2011 from R$543.0 million in 2010.

              Provisions and Reversals. Provisions and reversals expenses decreased by 20.1% or R$73.1 million in 2011 compared with 2010, mainly due to the non-recurring nature of the R$234.6 million provision that was booked for COFINS liabilities in 2010. This decrease was offset in part by the establishment of an additional R$118.3 million provision related to a lawsuit by Ivaí Engineering Works SA.

              Construction Costs. Construction costs increased 10.3%, or R$68.5 million, to R$731.4 million in 2011 from R$662.9 million in 2010. This increase reflects costs we incurred in connection with improvements we made to our distribution and transmission infrastructure in 2011.

              Other Operating Expenses. Other operating expenses decreased by 1.8% or R$5.2 million to an expense of R$290.9 million in 2011, compared with an expense of R$296.1 million in 2010. This variation was mainly due by maintenance costs, partially offset by higher compensation financial resources for the use of water.

            Equity earnings of subsidiaries

            Equity earnings of subsidiaries was R$55.7 million in 2011, compared to R$99.3 million in 2010. Equity investment reflects the equity income or loss of our affiliates. In 2011, this net result was mainly due to: (i) income of R$39.7 million from Sanepar; (ii) income of R$10.2 million from Foz do Chopim; (iii) income of R$7.6 million from Dona Francisca Energética; and (iv) losses of R$2.1 million from Sercomtel Telecomunicações.

            The 43.9% decrease in results of equity of earnings of subsidiaries, from R$99.3 million in 2010 to R$55.7 million in 2011, was primarily due to: (i) the decrease of R$34.1 million recognized from the results of Sercomtel Telecomunicações in 2011 compared to 2010, primarily reflecting the non-recurring nature of the R$17.8 million reversion in 2010 of the impairment provision related to Sercomtel, which was based on Sercomtel’s improving results in 2010; and (ii) the decrease of R$26.0 million recognized from the results of Dona Francisca Energética in 2011 compared with 2010, primarily reflecting the non-recurring nature of the adjustment to Dona Francisca Energética’s accounting policies to align these policies with Copel, which resulted in R$27.2 million in additional revenue recognized by us in 2010. This decrease was partially offset by an increase of R$17.6 million in revenue recognized from the results of Sanepar, which was primarily due to an increase in the tariffs charged by Sanepar in 2011. For more details see Note 14 to our consolidated financial statements.

            Financial Results

            We recognized R$224.8 million of net financial income in 2011, compared to net financial income of R$348.4 million in 2010. Financial revenue decreased by 11.5% or R$74.7 million in 2011 compared to 2010, mainly due to: (i) a decrease of R$72.1 million in the transfer of CRC, due to the fact that these amounts are indexed based on inflation, and inflation was relatively lower in 2011 than in 2010; (ii) a decrease of R$50.8 million on receivables related to our concessions, since these amounts are also indexed based on inflation; and (iii) an increase of R$60.8 million in revenue from financial investments, mainly due to an increase in capital, increased interest rates and improved portfolio profitability. Financial expenses increased by 16.1%, or R$49.0 million, in 2011 compared to 2010, mainly due to an increase in debt charges of R$36.2 million, mainly related to the industrial credit note we contracted in 2011.

            Income Tax and Social Contribution

            In 2011, we recognized income tax and social contribution expenses of R$407.1 million, reflecting an effective tax rate of 25.7% on our pretax income. In 2010, we recognized income tax and social contribution expenses of R$370.5 million, reflecting an effective tax rate of 26.8% on our 2010 pretax income. The decrease of 1.1 percentage points in our effective tax rate in 2011 was the net effect of a number of factors, including: (i) an increase of R$50.7 million in taxes related to interest on equity, which increased our effective tax rate by 3.2 percentage points; (ii) a decrease on equity in result of investees by R$20.0 million, which reduced our effective tax rate by 1.3 percentage points; (iii) a 2011 tax benefit we claimed relating to the reduction of penalties and interest, which reduced our effective tax rate by 0.5 percentage points; and (iv) the effects of the Transitional Tax Regime (RTT).

            Results of Operations for 2010 Compared with 2009

            Operating Revenues

            Our operating revenues increased by 10.4%, or R$651.0 million, in 2010 compared with 2009. Of this increase, R$153.8 million was due to electricity sales to Final Customers and R$297.3 million was due to charges for use of our main distribution and transmission grid. Revenues from electricity sales to distributors increased by 6.5%, or R$78.8 million and construction revenue increased by 10.2% or R$61.6 million.

            Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 7.5% or R$153.8 million in 2010. The average tariff for Final Customers increased by 6.4% as compared with 2009 average rate. The average tariff rates for the residential, industrial, commercial and rural classes of Final Customers increased by 5.8%, 7.1%, 5.9% and 6.1%, respectively. The variation in average price increases between different classes of customers reflects the fact that the tariffs established by ANEEL in 2009 and 2010 varied depending upon the voltage level received.

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

            Cost of sales and services provided

            The attached financial statements present our operating costs of sales and services provided by function. However, in accordance with IFRS, Note 31 to the consolidated financial statements presents this information according to the nature of the operating cost or expense. For ease of understanding, the analysis below reflects the information presented by nature.

            Our total operating costs of sales and services provided increased by 14.6%, or R$761.1 million, to R$5,968.1 million in 2010 from R$5,207.0 million in 2009, including amounts recognized as other operating expenses. The following were the principal factors in the increase of our operating costs of sales and services provided:

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

              Use of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid increased by 7.1%, or R$39.5 million, to R$592.7 million in 2010 compared with R$553.2 million in 2009. This increase was mainly due to new infrastructure in operation and due to the increase in system service charges (ESS).

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

              Third-Party Services. Third-party services expenses increased 9.3%, or R$29.8 million, to R$351.0 million in 2010 compared with R$321.1 million in 2009, largely due to increased expenses with power grid maintenance, as well as increased costs related to data processing and transmission.

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

              Other Operating Expenses. Other operating expenses increased by R$20.8 million to an expense of R$296.1 million in 2010, compared with an expense of R$275.3 million in 2009. This variation due mostly to higher payments of financial compensation for the use of water resources, due to increased hydroelectric power output, and, to a lesser extent, was due to the recognition of losses due to asset impairment (impairment of goodwill of UEG Araucária in the amount of R$44.6 million) and the recognition of losses from the sale of assets.

            Equity Earnings of Subsidiaries

            Equity in earnings of subsidiaries was R$99.3 million in 2010. Equity investment reflects the equity income or loss of our affiliates. In 2010, the increase was mainly due to: (i) R$34.0 million was from Dona Francisca Energética (R$27.7 million of which resulted from the reversal of provisions); (ii) R$32.6 million was from Sercomtel Telecom (R$23.4 million of which resulted from the reversal of impairment losses); (iii) R$22.1 million from Sanepar; and (iv) R$10.1 million from Foz do Chopim Energética. For more details see Note 16 to our consolidated financial statements.

            In 2009, equity earnings of subsidiaries amounted to R$14.3 million, which was mainly caused by: (i) R$22.7 million of equity income from Sanepar; (ii) R$17.0 million of equity loss from Sercomtel –  Telecomunicações; and (iii) R$9.3 million of equity income from Dona Francisca Energética.

            Financial Results

            We recognized R$348.4 million of net financial income in 2010, compared to net financial income of R$6.7 million in 2009. Financial revenue increased by 93.3% or R$314.8 million in 2010 compared to 2009, mainly due to the result of the monetary variation on our financial assets from the distribution activities and on the assets related to CRC transferred to the State Government. Financial expenses decreased by 8.1%, or R$26.9 million in 2010 compared with 2009, mainly due to lower debt charges and the effects of joining the Tax Recovery Program (Refis) in 2009.

            Income Taxes and Social Contribution

            In 2010, we recognized income tax and social contribution expenses of R$370.5 million, reflecting an effective tax rate of 26.8% on our pretax income. In 2009, we recognized income tax and social contribution expenses of R$251.9 million, reflecting an effective tax rate of 23.7% on our 2009 pretax income. The increase in the effective tax rate related to 2010 compared to 2009 was mainly caused by: (i) in 2010, we did not present the tax benefit related to the reduction of penalties and interests caused by the Law 11,941/2009, which represented an increase of 2.0% in the effective tax rate; (ii) the increase of equity in result of investees by R$29.5 million, which represented a reduction of 2.1%; (iii) reduction of R$10.7 million in interest on equity and dividends, which represented an increase of 1.0%; and (iv) the changes in accounting practices had tax effects that were compensated by the Transitional Tax Regime (RTT).

            Liquidity and Capital Resources

            Our principal liquidity and capital requirements are to finance the expansion and improvement of our distribution and transmission infrastructure and to finance the expansion of our generation facilities. Our other principal uses of cash are to dividends payments and debt servicing. Capital expenditures were R$1,506.5 million in 2011 (including R$205.9 million investment in the Mauá Hydroelectric Plant) and R$1,059.9 million in 2010 (including R$168.7 million investment in the Mauá Hydroelectric Plant). The following table sets forth a breakdown of our capital expenditures for the periods indicated.

	Year ended December 31,
	2011	2010	2009
	(R$ million)
Generation and transmission	841.5	275.6	250.2
Distribution	516.4	676.3	655.2
Telecom	71.9	75.4	38.4
Equity earnings of subsidiaries	39.2	0.2	0.1
Araucária Thermoelectric Plant	15.8	11.8	10.1
Compagas	19.0	15.7	24.9
Elejor	2.7	4.9	0.1
Total	1,506.5	1,059.9	979.0

            Our total budgeted capital expenditures for our wholly-owned subsidiaries for 2012 is R$2,257.4 million, of which:

              R$1,069.9 million is for generation and transmission, including R$89.1 million for the construction of the Mauá Hydroelectric Plant and R$562.4 million for the construction of the Colíder Hydroelectric Plant;

              R$1,105.0 million is for distribution; and

              R$82.5 million is for our telecommunication business.

            Our following controlled companies also budgeted their own capital expenditures for 2012, as described below:

              Compagas: R$62.6 million;

              Araucária: R$9.3 million; and

              Elejor: R$11.7 million.

            Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2011 was our operating activities. Net cash provided by operating activities was R$1,147.9 million in 2011, compared with R$1,247.7 million in 2010. In 2012, we expect to finance our liquidity and capital requirements primarily with cash provided by our operations and through debt financing from BNDES and in the Brazilian capital markets.

            As in prior years, we plan to make significant investments in future periods to expand and upgrade our generation, transmission and distribution businesses. In addition, we may seek to invest in other existing electric utilities, in communications services or in other areas, each of which may require additional domestic and international financing. Our ability to generate cash sufficient to meet our planned expenditures is dependent upon a variety of factors, including our ability to maintain adequate tariff levels, to obtain the required regulatory and environmental authorizations, to access domestic and international capital markets, and a variety of operating and other contingencies. We anticipate that our cash provided by operations may be insufficient to meet these planned capital expenditures, and that we may require additional financing from sources such as BNDES and the Brazilian capital markets.

              ANEEL regulations require prior approval from ANEEL for any transfer of funds from our subsidiaries to us in the form of loans or advances. ANEEL approval is not required for cash dividends, as long as cash dividends do not exceed a dividend threshold (“Dividend Threshold”) equal to the greater of adjusted net income or income reserves available for distribution. The Dividend Threshold is established by Brazilian Corporate Law.

              The cash dividends we have received from our subsidiaries have been historically sufficient to meet our cash flow requirements without exceeding the Dividend Threshold. As a result, we have not sought approval from ANEEL to receive either loans or advances from our subsidiaries or cash dividends from our subsidiaries in excess of the Dividend Threshold. We do not expect these restrictions on loans and advances and on cash dividends exceeding the Dividend Threshold to impact our ability to meet our cash obligations, since we expect cash dividends below the Dividend Threshold to be sufficient in the future.

              In addition, Copel Geração e Transmissão has certain financing agreements with BNDES that contain clauses requiring BNDES approval for Copel Geração e Transmissão to pay cash dividends exceeding 30% of its adjusted net income established by Brazilian Corporate Law. Since BNDES has always approved Copel Geração e Transmissão requests to pay cash dividends in excess of 30% of its adjusted net income, this restriction has not affected the ability of Copel Geração e Transmissão to pay cash dividends or our ability to meet our cash obligations. As a result, we do not expect this restriction to affect our ability to meet our cash obligations in the future.

              Like other state-owned companies, we are subject to the National Monetary Council, Conselho Monetário Nacional (“CMN”) restrictions on our ability to obtain financing from certain domestic and international sources. CMN restrictions could limit our ability to accept external sources of funding, specifically bank financing. CMN restrictions do not affect our ability to access the Brazilian capital markets, and do not restrict our access to international capital markets for the purpose of repaying or refinancing debt.

              Our total outstanding loans and financing at December 31, 2011 were R$2,174.5 million. Approximately R$58.4 million of the total debt outstanding at December 31, 2011 was denominated in U.S. dollars. For more information on the terms of these loans and financings, see Note 19 to our consolidated financial statements. Our major loans and financing arrangements are:

                Eletrobras – We have R$261.5 million in outstanding debt under government programs to finance new generation products.

                Banco do Brasil S.A. – We have R$1,504.2 million of outstanding debt with Banco do Brasil, consisting of financings we contracted to pay debentures issued in 2002, 2005 and 2006, as well as a September 2010 fixed-rate credit agreement.

                BNDES has provided a loan to Copel of R$339 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES until full repayment of the loan. As of December 31, 2010, we had an aggregate of R$277.9 million and as of December 31, 2011, we had an aggregate of R$344.4 million in outstanding debt with BNDES and Banco do Brasil under this facility.

                In December 2011 we entered into a financing contract with BNDES in the total value of R$44.7 million for the construction of Transmission Line Foz do Iguacu - Cascavel Oeste, with a 14 years term.

                FINEP: in November 2010, a loan agreement in amount of R$52.2 million was signed by Copel Telecomunicações S.A. to partially support the BEL – Extra Broadband project.

              In addition, we have obtained approval from the CMN to apply for BNDES financing in the amount of R$1,585.0 million for four projects (HPP Colíder, TL Araraquara II, Taubaté, SE Cerquilho III and SHP Cavernoso II). These loan requests are being analyzed by BNDES.

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

              Contractual Obligations

              In the table below, we set forth certain of our contractual obligations as of December 31, 2011, and the period in which such contractual obligations come due. The table below includes pension liabilities and estimated interest payments on all our contractual obligations.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ million)
Contractual obligations:
Loans and financing	3,052.3	215.5	1,262.8	1,049.3	524.7
Suppliers(1)	1,044.1	772.7	271.4	-	-
Purchase obligations(2)	65,107.0	3,641.1	6,750.5	4,645.2	50,070.2
Concession payments(3)	2,294.3	45.4	97.3	110.7	2,040.9
Eletrobras – Itaipu	9,279.1	514.6	1,087.3	1,339.0	6,338.2
Tax recovery programs(4)	247.3	247.3	-	-	-
Post employment benefits(5)	3,733.1	341.8	621.7	660.0	2,109.6
Total	84,757.2	5,778.4	10,091.0	7,804.2	61,083.6

              (1)  Mainly consists of gas supplied by Petrobras to the Araucária Thermoelectric Plant.

              (2)  Consists of electric power purchase commitments pursuant to binding obligations which commitments include all significant terms, including fixed or minimum quantities purchased; fixed, minimum or variable price provisions and delivery dates.

              (3)  Payments to the federal government arising from Elejor, Mauá and Colíder facilities concession agreement.

              (4)  For more details, see Note 10 to our consolidated financial statements.

              (5)  For more details, see Note 21 to our consolidated financial statements.

              We are also subject to risks with respect to tax, labor and civil claims and have provisioned R$1,008.0 million for accrued liabilities for legal proceedings related to these claims as of December 31, 2011. For more information, see “Item 8. Financial Information - Legal Proceedings” and Notes 10 and 26 to our consolidated financial statements.

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

              Item 6. Directors, Senior Management and Employees

              We are managed by:

                a Board of Directors, which may consist of seven to nine members and is currently composed of nine members; and

                a Board of Executive Officers, which consists of nine members.

              Board of Directors

              The Board of Directors ordinarily meets once every three months and is responsible, among other things, for:

                establishing our corporate strategy;

                defining the general orientation of our business;

                defining the responsibilities of members of our Board of Executive Officers; and

                electing the members of our Board of Executive Officers.

              Meetings of the Board of Directors require a quorum of a majority of the directors and decisions are made by majority vote. The members of the Board of Directors are elected to serve for two-year terms and may be reelected. Among the current nine members of the Board of Directors:

                seven are elected by the controlling shareholders;

                one is elected by minority shareholders; and

                one is elected by our employees.

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

              The terms of the current members of the Board of Directors expire in April 2013. The current members are as follows:

Name	Position	Since
Mauricio Schulman	Chairman	2011
Lindolfo Zimmer	Director	2011
Pedro Luiz Cerize	Director	2011
Paulo Procopiak de Aguiar	Director	2011
José Richa Filho	Director	2011
Fabiano Braga Côrtes	Director	2011
Carlos Homero Giacomini	Director	2011
Nilton Camargo Costa	Director	2011
Ney Amiltom Caldas Ferreira	Director	2012

              The following are brief biographies of the current members of our Board of Directors:

              Maurício Schulman. Mr. Schulman is 80 years old. He received a degree in civil engineering from Universidade Federal do Paraná and a specialization degree in business administration. Mr. Schulman has also taken additional courses in electricity and economy in France. Previously, Mr. Schulman served as Chief Corporate Management Officer and Chief Executive Officer at Eletrobras; served as Chairman at Eletrobras, Light S.A. and of the Brazilian Committee at the Comissão de Integração Energética Regional - CIER; served as Chief Administrative Officer at Companhia de Desenvolvimento Econômico do Paraná – Codepar, Banco Nacional de Habitação – BNH and Federação Nacional dos Bancos ‒ Fenaban (National Bank Federation). He also was State Secretary of the Treasury in the State of Paraná. Mr. Maurício Schulman was appointed by the State of Paraná.

              Lindolfo Zimmer. Mr. Zimmer is 69 years old. He received a degree in economic engineering and industrial management from Universidade Federal do Rio de Janeiro and in mechanical engineering and economics from Universidade Federal do Paraná . He has MBA in marketing from Fundação Getúlio Vargas – FGV-PR. Previously, Mr. Zimmer served as Chief Executive Officer of Dobreve Energia S.A. – Desa, where he also was a member of its board of directors; advisor at Instituto de Engenharia do Paraná ‒ IEP (State Engineering Institute) and at Federação das Indústrias do Paraná – Fiep (Industries Federation of the State of Paraná) at the Social Responsibility Thematic Council; Chief Marketing Officer at Companhia Paranaense de Energia ‒ Copel (2000 to 2003); Chief Operation Officer at Copel (1995 to 1999); Chief Engineering and Construction Officer at Copel (1979 to 1982); Chairman of the Management Committee at Copel Telecomunicações and Copel Transmissão S.A.; member of the Management Committee at Copel Geração S.A. and Copel Distribuição S.A.; Chief Official for Special Works ‒ Foz do Areia Power Plant; manager of the Electromechanical Engineering Department at Foz do Areia Power Plant; manager of Mechanical Maintenance and Mechanical Engineering Divisions at Copel; engineer at Salto Osório Power Plant ‒ Copel; manager at Capivari-Cachoeira Power Plant; technical director at Inepar S.A.; department manager at Eletrobras S.A.; vice-president at Instituto Pró-Cidadania de Curitiba; and the Government Secretary for the Municipality of Curitiba. Mr. Zimmer was appointed by the State of Paraná.

              Pedro Luiz Cerize. Mr. Cerize is 42 years old. He received a degree in Business Management from EASP ‒ Fundação Getúlio Vargas (1991) and a master’s degree in Finance from IBMEC  (1993). Previously, Mr. Cerize was responsible for the variable income at Banco BBA-Creditanstalt S.A. (1997 to 2000) and was a member of the Board of Directors at Porto Seguro S.A. Mr. Cerize also serves as a member of the Board of Directors at Cosan S.A. Indústria e Comércio since 2008 and is a founding-partner of Skopos Administradora de Recursos S.C. Ltda. Mr. Cerize has been appointed by the minority shareholders.

              Paulo Procopiak de Aguiar. Mr. Aguiar is 71 years old. He received a degree in Civil Engineering from Universidade Federal do Paraná and specialization degrees in business administration for executives and theoretical and applied economics from Fundação Getúlio Vargas ‒ FGV-PR and in the economics of hydroelectric undertakings from Universidade Federal do Paraná . Mr. Aguiar also has a degree in hydrology and hydroelectric undertakings from Centro Internacional de Estudos, Paris. Previously, Mr. Aguiar served as Chief Executive Officer, Chief Technical Officer and Chief Financial Officer at Copel; Chief Financial and Economical Control Officer at Departamento Nacional de Águas e Energia Elétrica; Chief Financial Officer at Eletrobras; National Assistant Secretary of Energy; and a Member of the Board of Directors of Eletrobras  (1985 to 1989), Eletrosul  (1986 to 1989) and Light (1985 to 1989). Mr. Aguiar currently serves as Officer at Cimento Itambé Company and was appointed by the State of Paraná.

              José Richa Filho. Mr. José Richa is 47 years old. He has a bachelor’s degree in civil engineering from Universidade Católica do Paraná and a graduate degree in public management from Sociedade Paranaense de Ensino e Informática. Previously, Mr. José Richa was Chief Administrative and Financial Officer at the Departamento de Estradas de Rodagem ‒ DER-PR (State Body for Roads); Chief Administrative and Financial Officer at Agência de Fomento do Paraná S.A. (State Development Agency); and Management Secretary of the Municipality of Curitiba. Mr. José Richa was appointed by the State of Paraná.

              Fabiano Braga Côrtes. Mr. Côrtes is 79 years old. He has a degree in Law from Faculdade de Direito de Curitiba. Mr. Côrtes was Chief Management Officer at Itaipu Binacional; Chairman at the Legislative Assembly of the State of Paraná and Chief of the Civil House; Congressman; and a State Representative. Mr. Côrtes  was appointed by the State of Paraná.

              Carlos Homero Giacomini. Mr. Giacomini is 57 years old. He has a master’s degree in Public Health form Universidade Estadual de Londrina – UEL; a specialization in Pediatrics, with residency at Hospital Evangélico do Paraná and a degree in Medicine from Faculdade Evangélica de Medicina do Paraná. Mr. Giacomini was Chairman of Instituto Municipal de Administração Pública - Imap; Municipal Secretary of Planning and Coordination at Curitiba Municipality; Director at Hospital Oswaldo Cruz; Director of Planning and Chief Official at Imap; Chairman at Instituto de Previdência dos Servidores do Município de Curitiba - IPMC; and Municipal Secretary of Human Resources at Curitiba Municipality. Mr. Giacomini was appointed by the State of Paraná.

              Nilton Camargo Costa. Mr. Costa is 50 years old. He has a Specialization Degree in Electrical Engineering from Faculdade de Engenharia de Bauru and in Electrical Control Systems from Universidade Federal de Santa Catarina – UFSC. Mr. Costa acted as Coordinator of the following teams at Copel: Maintenance of Substations and Transmission Lines; Electronics and Automation; and Substation Operation (1988-2008). Mr. Costa was elected by the Company’s employees.

              Ney Amiltom Caldas Ferreira. Mr. Ferreira is 57 years old. He has a post-degree in business management from Universidade Católica do Paraná and has a bachelor degree in business management and foreign trade from Faculdade Positivo. Mr. Ferreira was chairman of the Civil House of the State of Paraná and representative of the Social Security National Institute – INSS at the State of Paraná and acted in several functions in the municipality of Guarapuava, including as interim mayor of the city. In the past seven years, Mr. Ferreira acted as the CEO of Companhia de Desenvolvimento Agropecuário do Paraná – CODAPAR. Mr. Ferreira was appointed by BNDES Participações S.A. – BNDESPAR.

              Board of Executive Officers

              Our Board of Executive Officers meets weekly and is responsible for the daily management of the Company. Each Executive Officer also has individual responsibilities established by our bylaws.

              According to our bylaws, our Board of Executive Officers consists of eight members. The Executive Officers are elected by the Board of Directors for three-year terms but may be removed by the Board of Directors at any time. Under the Shareholders’ Agreement, BNDESPAR has the right to appoint one member to the Board of Executive Officers. The terms of the current members of the Board of Executive Officers expire in April 2014. The current members are as follows:

Name	Position	Since
Lindolfo Zimmer	Chief Executive Officer	2011
Yára Christina Eisenbach	Chief Corporate Management Officer	2011
Julio Jacob Júnior	Chief Legal Officer	2011
Pedro Augusto do Nascimento Neto	Chief Distribution Officer	2011
Jaime de Oliveira Kuhn	Chief Power Generation & Transmission and Telecommunications Officer	2011
Jorge Andriguetto Junior	Chief Engineering Officer	2011
Ricardo Portugal Alves	Chief Financial Officer, Investor Relations Officer and Investment Portfolio Manager	2011
Gilberto Mendes Fernandes	Chief Environment and Corporate Citizenship Officer	2011
Henrique José Ternes Neto	Chief Alternative Energy Officer	2012

              The following are brief biographies of the current members of our Board of Executive Officers:

              Lindolfo Zimmer. Mr. Zimmer is 69 years old. Mechanical Engineer and an Economist, Lindolfo Zimmer held important positions throughout his professional career at Copel: as Chief Marketing Officer (2000 to 2003), Chief Operation Officer (1995 to 1999), Chief Engineering and Construction Officer (1979 to 1982) and Chairman of the Management Committee at Copel Telecomunicações S.A. and Copel Transmissão S.A. He had been recently working in the private sector as Chief Executive Officer of Dobreve Energia S.A. - Desa.

              Yára Christina Eisenbach. Ms. Eisenbach is 57 years old. Lawyer, Yára Christina Eisenbach held important positions throughout her professional career at Copel: as consultant advisor for the Ombudsman's Office (2006 to 2010). Elected by the employees, she took part of the Moral Harassment Commission (Comissão de Assédio Moral - CADAM) (2010 to 2011), also in the CENPLR Commission (2008 to 2010) and in the Company's Board of Directors (1991 to 1992). She was Chief Executive Officer at Urbanização de Curitiba S.A. - URBS (2003 to 2004), State Secretary for Planning and General Coordination (2002 to 2003), general coordinator at Centro de Coordenação de Programas do Governo do Paraná (1995 to 2002). She acted also as advisor to the World Bank and to UN International Agencies (Unesco, PNUD, IICA, among others). She has been Regional Chairwoman of the Associação Nacional de Transporte Público e Trânsito - ANTP (Brazilian Public Transport and Transit Association) since 2003.

              Julio Jacob Junior. Mr. Jacob is 36 years old. Lawyer, Julio Jacob Junior was Chief Legal Officer at Instituto Curitiba Saúde (2005 to 2007) and manager of the Legal Division at Companhia de Urbanização de Curitiba - URBS (2007). He also worked as a lawyer in Business Law, Administrative Law, Societary Law and Electoral Law, besides being advisor at Ordem dos Advogados do Brasil in Curitiba.

              Pedro Augusto do Nascimento Neto. Mr. Nascimento is 55 years old. Electrical Engineer, Pedro Augusto do Nascimento Neto held important positions throughout his professional career at Copel: as Chief Distribution Officer at Copel Distribuição S.A. (1999 to 2002), assistant to the Chief Distribution Officer (1998 to 1999), Regional Chief Distribution Official (1995 to 1998) and Manager of several areas related to the distribution segment at Copel.

              Jaime de Oliveira Kuhn. Mr. Kuhn is 49 years old. Electrical Engineer, Jaime de Oliveira Kuhn held important positions throughout his professional career at Copel: as Chief Official for Transmission Works (2008 to 2010), coordinating Copel's participation in transmission auctions, Chief Official for the Operation of Power Transmission System, Planning and Engineering (2007 to 2008); assistant engineer to the Chief Technical Officer at Centrais Elétricas do Rio Jordão - Elejor (2005 to 2006); and as assistant to the Chief Official for Generation Operation and Maintenance at Copel (2003 to 2005). As Chief Official and Technician, he worked in the operation and maintenance of GBM (Foz do Areia) and GNB (Segredo) Power Plants from 1987 and 2002.

              Jorge Andriguetto Junior. Mr. Andriguetto is 59 years old. Civil Engineer, Jorge Andriguetto Junior held important positions throughout his professional career at Copel: as Chief Official for Expansion Planning, Engineering and Construction in Power Generation, coordinating Copel's participation in several energy auctions and in undertakings of interest to the Company (2006 to 2010). He has also developed, since 1975, professional activities in various management positions in the Company's hydraulic and civil construction areas.

              Ricardo Portugal Alves. Mr. Alves is 58 years old. Business Manager, Ricardo Portugal Alves held important positions throughout his professional career at Copel: as Chief Capital Market Official at Copel (from 1997 to 2001 and from 2009 to 2010), Chief Financial and Investor Relations Officer (2001 to 2003) and Chief Financial Planning Official (1995 to 1996), among other activities, always within the financial management.

              Gilberto Mendes Fernandes. Mr. Fernandes is 55 years old. Specialist in strategic planning, Gilberto Mendes Fernandes held the position of advisor to TVSBT Rio de Janeiro as representative of that organization at Instituto Chico Mendes de Conservação da Biodiversidade - ICMBIO (2002 to 2010). He was partner manager at Imagem Arte em Vídeo (1986 to 2002) and technician in charge of the Museu da Imagem e do Som do Paraná - MIS (1985 to 1986), having also performed other professional activities in the Communication field.

              Henrique José Ternes Neto. Mr. Neto is 58 years old. He has a master’s degree in Materials Science and Engineering from Universidade Federal de Sao Carlos, a specialization degree in Supply and Production from Universidade Católica do Paraná and a bachelor’s degree in chemical engineering from Universidade Federal do Paraná. Mr. Neto acted as Brazilian representative at UNESCO in relation to Concurso Mercosul de Pesquisa & Tecnologica, founder and official at Instituto de Tecnologia para o Desenvolvimento – LACTEC, member of the board of directors and advisory board of Instituto de Tecnologia do Paraná – TECPAR, member of the board of directors of Centro de Pesquisa em Energia Elétrica – Eletrobras, among others.

              Fiscal Council

              We have a permanent Fiscal Council, which generally meets every three months. The Fiscal Council consists of five members and five alternates elected for one-year terms by the shareholders at the annual meeting. The Fiscal Council, which is independent of our management and of our external auditors, is responsible for:

                reviewing our financial statements and reporting on them to our shareholders;

                issuing special reports on proposed changes in capitalization, corporate budgets and proposed dividend distributions and any corporate reorganization; and

                in general, supervising the activities of management and reporting on them to our shareholders.

              The following table lists the current and alternate members of the Fiscal Council, who were appointed at the 57th annual shareholders’ meeting held on April 26, 2012, and whose terms expire in April 2013.

Name	Since
Joaquim Antonio Guimarães de Oliveira Portes – President	2011
Luiz Eduardo da Veiga Sebastiani	2011
Wancler da Silva Ferreira	2011
Carlos Eduardo Parente de Oliveira Alves	2012
José Tavares da Silva Neto	2011
Alternates	Since
Osni Ristow	2011
Roberto Brunner	2011
José Luiz Montans Anacleto Junior	2011
Cláudio José Carvalho de Andrade	2012
Vacant	-

              Audit Committee

              Pursuant to Rule 10A-3 under the Exchange Act, we have an Audit Committee composed of at least three members of our Board of Directors, each of whom serves a term of two years, and may be re-elected. Pursuant to the Audit Committee charter, the Audit Committee members are appointed by, and may be replaced by, a resolution taken by our Board of Directors. The current members of the Audit Committee with terms until 2013 are: Mrs. José Richa Filho, Carlos Homero Giacomini and Fabiano Braga Côrtes. All of the members of the Audit Committee are members of our Board of Directors. The Audit Committee is responsible for helping to prepare our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the effectiveness of our internal control and risk management procedures and staff.

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

              Compensation of Directors and Officers

              For the year ended December 31, 2011, the aggregate amount of compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Fiscal Council was R$8,5 million, of which 83% was for our Board of Executive Officers, 10% was for our Board of Directors, and 7% was for our Fiscal Council, as approved by our 55th annual shareholders’ meeting held on April 28, 2011.

              We have no service contracts with our directors providing for benefits upon termination of employment.

              Employees

              At December 31, 2011, we had 9,400 employees, compared to 8,907 employees at December 31, 2010 and 8,560 employees at December 31, 2009. Including employees at Compagas, Elejor and UEG Araucária Ltda. (companies in which we have a majority stake) we had 9,545 employees by the end of 2011.

              The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
Area	2011	2010	2009
Generation and transmission	1,138	1,438	1,314
Distribution	5,926	5,564	5,490
Telecommunications	346	330	294
Corporation staff and research and development	1,969	1,551	1,439
Other employees	21	24	23
Total employees of Copel wholly-owned subsidiaries	9,400	8,907	8,560
Compagas	128	117	106
Elejor	7	7	6
Araucária	10	10	10
Total	9,545	9,041	8,682

              All of our employees are covered by collective bargaining agreements that we renegotiate annually with the unions that represent the various employee groups. In 2011, we negotiated and signed labor agreements with the unions representing our employees. These new bargaining agreements became effective in October 2011 and will be in place for a one-year term. We agreed to salary increases of 7.4% in 2011.

              We provide a number of benefits to our employees. The most significant is our sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2011, approximately 99% of our employees had elected to participate in a defined contribution plan.

              In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement between an employee committee and us. An employee’s receipt of compensation is conditioned on the company meeting certain benchmarks described in the above-mentioned agreement, as confirmed in our published year-end balance sheet. The amount of profit-sharing distributions provisioned and approved for the 2011 fiscal year (including Compagas) was R$48.1 million, a decrease of 27.3% when compared with the 2010 distribution, which totaled R$66.2 million. The amount of profit-sharing distributions provisioned and approved for the 2010 fiscal year (including Compagas) was R$66.2 million, an increase of 1.8% when compared with the 2009 distribution, which totaled R$65.0 million. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

              Copel instituted a voluntary retirement program (“PDV”) aimed at employees who receive retirement benefits from the INSS (“National Social Security Institute”). In 2010, 408 employees retired pursuant to this program. An additional 152 retired in 2011. The total cost of this program (2010 and 2011) was approximately R$33 million.

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

              Share Ownership

              As of March 31, 2012, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.

              Item 7. Major Shareholders and Related Party Transactions.

              Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. At December 31, 2011, the State of Paraná directly owned 58.6% of the Common Shares, and BNDESPAR owned directly and indirectly 26.4% of the Common Shares.

              The following table sets forth certain information regarding the ownership of our Common Shares at December 31, 2011.

Shareholder	Common shares
	(thousands)	(% of total)
State of Paraná	85,029	58.6
BNDESPAR	38,299	26.4
Eletrobras	1,531	1.1
Public Float – ADSs	121	0.1
Public Float – BM&FBOVESPA	19,500	13.4
Other	541	0.4
All directors and officers as a group(1)	10	–
Total	145,031	100.0

              (1) Our directors and officers hold an aggregate of  20,011 Common Shares.

              The following table sets forth certain information regarding the ownership of our Class B Shares at December 31, 2011.

Shareholder	Class B Shares
	(thousand)	(% of total)
State of Paraná	14	–
BNDESPAR	27,282	21.3
Eletrobras	–	–
Traded as ADSs	42,213	32.9
Traded in the BM&FBOVESPA Market	58,599	45.7
Other	131	0.1
All directors and officers as a group	2	–
Total	128,240	100.0

              At March, 2012, 2.0% of the Common Shares and 11.2% of the Class B Shares were held by 206 holders who reside in the United States and have registered with the Companhia Brasileira de Liquidação e Custódia (“CBLC”). At the same date, the ADSs represented 0.1% of the Common Shares and 32.7% of the Class B Shares, and together, approximately 15.4% of our total share capital. By March, 2012, our shareholders had voted to convert 5,792 Class A Shares into Class B shares.

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

              Transactions with Shareholders

              The following summarizes the most significant transactions with our principal shareholders:

              Government of the State of Paraná

              The State of Paraná owns 58.6% of our Common Shares. We had accounts receivable from the government of the State of Paraná under the CRC Account Agreement in the amount of R$1,346.5 million at December 31, 2011. The outstanding balance bears interest of 6.65% per year and is adjusted in accordance with the IGP-DI inflation index. We also had ICMS payables in the amount of R$194.0 million as of December 31, 2011. ICMS expenses during 2011 amounted to R$2.3 billion. We recorded interest income and monetary variation receivable from the government of the State of Paraná under the CRC of R$149.0 million in 2011. For more information, see “Item 5. Operating and Financial Review and Prospects - Overview - Impact of the CRC Account.”

              BNDES and BNDESPAR

              BNDESPAR, a wholly-owned subsidiary of BNDES, owns 26.4% of our Common Shares and has the right to appoint two members to our Board of Directors.

              BNDES has approved a loan to Copel of R$339.0 million to finance the construction of the Mauá Hydroelectric Plant, of which R$275.0 million was disbursed before December 31, 2010. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES will provide 50.0% of the loan amount, and Banco do Brasil S.A. will provide the remaining 50.0%. All the receivables related to this plant were pledged in favor of BNDES until full repayment of the loan. As of December 31, 2011, R$172.2 million was outstanding to BNDES and Banco do Brasil under this facility.

              In addition, we had loans from BNDES (related to Compagas) of R$0.1 million as of December 31, 2011, and recorded interest expenses of R$0.3 million in 2011.

              Fundação Copel

              Fundação Copel de Previdência e Assistência Social is a closed pension fund sponsored by Copel, Compagas and other entities that runs and operates benefit plans, welfare and social assistance. In 2011, Copel made payments to Fundação Copel consisting of: (i) rental in amount of R$9.1 million and (ii) R$150.8 million for expenditure on pension and welfare plans.

              Transactions with Affiliates

              Dona Francisca Energética S.A.

              We own 23.0% of the total issued and outstanding share capital of Dona Francisca Energética S.A. We had accounts payable in the amount of R$5.6 million as of December 31, 2011. We provided guaranties to Dona Francisca in connection with loans obtained from Banco Bradesco S.A., and to BNDES, in an amount proportionate to our interest in Dona Francisca. The outstanding balance of the loans and financing was R$7.8 million as of December 31, 2011.

              We have a power purchase agreement with Dona Francisca, valued at R$61.2 million annually, which obligates Copel Geração e Transmissão to purchase 100.0% of the energy generated at Dona Francisca until October 2015.

              Item 8. Financial Information.

              See pages F-1 through F-163.

              Legal Proceedings

              We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our consolidated financial statements only include reserves for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. At December 31, 2011, our reserves for such risks were R$1,000.8 million, which we believe to be sufficient to meet probable and reasonably estimated losses in the event of unfavorable rulings relating to the legal proceedings in which we are a party. However, we cannot assure you that these reserves will be sufficient.

              As of December 31, 2011, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims that cannot be evaluated in the current stage of proceedings, classified as possible losses, was approximately R$2,016.5 million, of which R$176.4 million correspond to labor claims; R$37.8 million to employee benefits; R$12.9 million to regulatory claims; R$542.4 million to civil claims; and R$1,247.0 million to tax claims. For more information, see Note 26 to the consolidated financial statements.

              ANEEL Determinations

              We are contesting a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2011, R$1,473.0 million in relation to energy purchased from Itaipu during the energy rationing period that occurred in 2001, when there was a significant difference between the purchase price of Itaipu energy and energy sold at a loss in the spot market. Our management believes that losses resulting from the final ruling of this claim are not probable and therefore we have no provision relating to this matter. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2011, we had provisions of R$35.5 million to cover probable losses related to these other lawsuits.

              Tax and Social Contribution Claims

              During the second half of 2010, two lawsuits were decided before the Federal Regional Court (Tribunal Regional Federal, or “TRF”) in favor of the federal government, reversing the prior judgment that recognized our immunity regarding the payment of COFINS tax. As a result, the Federal Internal Revenue Service (Receita Federal) issued an infraction notice demanding the payment of COFINS tax from the periods between August 1995 and December 1996, and between October 1998 and June 2001. As of December 31, 2011, we had provisioned R$40.2 million and R$194.3 million for each period, respectively, for a total provision of R$234.5 million to cover probable losses related to these lawsuits.

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

              We are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions for the period between 2000 and 2006. In these proceedings, we estimate the value of our probable loss to be R$31.0 million.

              Labor Related Claims

              We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2011, we have provisioned R$186.6 million to cover probable losses related to these lawsuits.

              Regulatory

              We are disputing certain regulatory and legal proceedings in connection with ANEEL’s allegations that we violated regulatory standards related to the duration and frequency of power outages experienced by our Final Customers. As of December 31, 2011, we have provisioned R$48.1 million to cover probable losses related to these proceedings. This amount includes the R$35.5 million provision mentioned above on “ANEEL Determinations”

              “Plano Cruzado” Period Claims

              We are a defendant in several lawsuits brought by industrial customers alleging that increases in electricity tariffs during a price freeze imposed by the federal government from March through November 1986 (the “Cruzado Period”) were illegal. The plaintiffs further allege that all of our tariff increases after the Cruzado Period were illegal, in part because they included the Cruzado Period increases in the amount that served as the basis for calculating the further increases. As of December 31, 2011, we have provisioned R$5.5 million to cover probable losses related to these lawsuits.

              Additional Claims

              We are a party to several lawsuits related to accidents involving equipment used in our electricity transmission and distribution systems, as well as vehicle accidents. As of December 31, 2011, we have provisioned R$112.1 million to cover probable losses related to these lawsuits.

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

              We filed a lawsuit in November 2005 in the local courts in Curitiba seeking to annul the decision of the arbitration panel. Subsequently, Rio Pedrinho and Salto Natal filed judicial execution proceedings seeking to require that we pay them the awards granted by the arbitration. As of December 31, 2011, we had provisions of R$88.0 million to cover probable losses related to this proceeding.

              As the result of a November 2004 lawsuit filed by Ivaí Engenharia de Obras S.A. (“Ivaí”), we were ordered to pay R$180.9 million based on a claim by Ivaí that amounts paid by us were insufficient to cover Ivaí’s costs related to Ivaí’s construction work on the Rio Jordão project. We appealed this decision and were partially successful, avoiding the application of the SELIC interest rate in addition to the penalty interest. We were granted an injunction to suspend this payment, which also resulted in the suspension of the provisional enforcement then brought by Ivaí. As of December 31, 2011, we had provisions of R$243.3 million to cover probable losses related to this proceeding.

              We are a party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines. As of December 31, 2011, we have provisioned R$4.8 million to cover a probable losses related to these lawsuits.

              Dividend Payments

              In accordance with our bylaws and Brazilian Corporate Law, we regularly pay annual dividends for each fiscal year within sixty days of the declaration of the dividends at the annual shareholders’ meeting. To the extent amounts are available for distribution, we are required to distribute as a mandatory dividend an aggregate amount equal to at least 25.0% of our adjusted net profit. Dividends are allocated pursuant to the formula described in “Dividend Priority of Class A Shares and Class B Shares” below. Under Brazilian Corporate Law, we are not permitted to suspend the mandatory dividend payable with respect to the Common Shares Class A  Shares and Class B Shares for any year. Brazilian Corporate Law permits, however, a company to suspend the payment of all dividends if the Board of Directors, with the approval of the Fiscal Council, reports at the shareholders’ meeting that the distribution would be detrimental to the Company given its financial circumstances. In such a case, companies with publicly traded securities must submit a report to the CVM providing the reasons for the suspension of dividend payments. Notwithstanding the above, Brazilian Corporate Law and our bylaws provide that Class A Shares and Class B Shares shall acquire voting rights if we suspend the mandatory dividend payments for more than three consecutive fiscal years, and such voting rights will continue until all dividend payments, including back payments, have been made. We are not subject to any contractual limitations on our ability to pay dividends.

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

              In accordance with Brazilian Corporate Law, we must maintain a legal reserve, to which we must allocate a minimum of 5% of our net profits for each fiscal year until such reserve reaches an amount equal to 20.0% of our capital stock (calculated in accordance with Brazilian Corporate Law). However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders in a shareholders’ meeting and may be used only for the increase of our capital stock or compensation of losses. At December 31, 2011, our legal reserve was R$536.3 million, or approximately 7.8% of our capital stock at that date.

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

                  the total amount resulting from (1) Long-Term Interest Rate (Taxa de Juros a Longo Prazo, or “TJLP”) multiplied by (2) the total shareholders’ equity (determined in accordance with Brazilian Corporate Law), less certain deductions prescribed by Brazilian Corporate Law; and

                  the greater of (1) 50.0% of current net income (after the deduction of social contribution on profits (CSLL ‒ Contribuição Social sobre o Lucro Líquido) and before taking such distributions and any deductions for corporate income tax) for the year in respect of which the payment is made or (2) 50.0% of retained earnings and profit reserves for the year prior to the year in respect of which the payment is made.

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

                The table below sets forth the cash distributions we paid as dividends and as interest on equity for the periods indicated.

Year	Payment Date	Distribution (R$ thousands)	Payment per share (R$)
			Common	Preferred A	Preferred B	Average
2007	May 2008	267,750	0.93356	1.62979	1.02713	0.97842
2008	May 2009	261,834	0.91289	1.62979	1.00438	0.95680
2009	May 2010	249,459	0.86965	1.62979	0.95679	0.91158
2010	May 2011	281,460	0.98027	2.52507	1.07854	1.02852
2011	May 2012	421,091	1.46833	2.52507	1.61546	1.53876

                The table below sets forth the cash distributions we paid as dividends and as interest on equity, translated into US$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (US$ thousands)	Payment per thousand shares (US$)
			Common	Preferred A	Preferred B	Average
2007	May 2008	151,160	0.52705	0.92011	0.57987	0.55237
2008	May 2009	112,039	0.39062	0.69739	0.42977	0.40941
2009	May 2010	143,268	0.49945	0.93602	0.54950	0.52354
2010	May 2011	168,923	0.58833	1.51547	0.64731	0.61728
2011	May 2012	224,486	0.78278	1,34613	0.86121	0.82032

                Item 9.   The Offer and Listing

                The principal trading market for the Class B Shares is the BOVESPA market, which is maintained by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (the “BOVESPA Market”). On March 31, 2012, we had approximately 3,368 shareholders of our Class B Shares.

                The following table sets forth the reported high and low closing sale prices for the Class B Shares on the São Paulo Stock Exchange for the periods indicated.

	Price per 1,000 Class B Shares
	High	Low
	(R$)
2007	35.20	23.40
2008	34.15	20.20
2009	39.00	21.10
2010	44.60	33.00
1st Quarter	39.75	36.41
2nd Quarter	37.20	33.00
3rd Quarter	40.19	35.76
4th Quarter	44.60	37.11
2011	46.50	31.93
1st Quarter	45.20	39.70
2nd Quarter	46.50	39.68
3rd Quarter	41.90	33.70
4th Quarter	40.09	31.93
December	40.09	35.57
2012, up to April 20, 2012
1st Quarter	45.52	37.30
January	40.55	37.30
February	43.23	39.82
March	45.52	41.60
2nd Quarter
April	45.34	42.96

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

                U.S. dollars per ADS

	High	Low
	(US$)
2007	19.06	11.04
2008	21.78	8.77
2009	22.52	8.32
2010	26.28	18.07
1st Quarter	23.12	19.88
2nd Quarter	21.29	18.07
3rd Quarter	23.12	20.21
4th Quarter	26.28	22.38
2011	29.41	17.80
1st Quarter	27.79	24.00
2nd Quarter	29.41	25.44
3rd Quarter	27.08	18.21
4th Quarter	21.47	17.80
December	21.47	19.63
2012, up to April 20, 2012
1st Quarter	26.03	20.44
January	22.89	20.44
February	25.18	23.03
March	26.03	22.84
2nd Quarter
April	24.26	23.55

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

                  researching and studying, technically and economically, all energy sources;

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

                Qualification of Directors

                Our bylaws require that each director be a shareholder of the Company and a Brazilian citizen and resident.

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

                Shareholders’ Meetings

                The convening of our shareholders’ meeting is made through publication of a notice to shareholders in three newspapers, which are determined at the previous shareholders’ meeting. Generally, we make such notice in Diário Oficial do Estado – PR and the Gazeta do Povo. As provided by Brazilian Corporate Law, publications have to be made in the official newspaper located in the state of our corporate headquarters, in a newspaper with wide circulation in the same city as our corporate headquarters. The notice must be published no fewer than three times, beginning at least 30 calendar days prior to the scheduled meeting date.

Right of Withdrawal

Brazilian Corporate Law provides that under certain circumstances a shareholder has the right to withdraw its equity interest from a company and to receive a payment for the portion of shareholder’s equity attributable to his or her equity interest. This right of withdrawal may be exercised:

1.       by a dissenting holder of an adversely affected class of shares (including any holder of Class B Shares) in the event that a majority of all outstanding Common Shares authorizes:

the creation of a new class of preferred shares or an increase in an existing class of preferred shares relative to the other class of shares, except if already set forth under or authorized by our bylaws;

the modification of a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares; or

2.       by a dissenting shareholder (including any holder of Class B Shares) in the event that a majority of all outstanding Common Shares authorizes:

a reduction in the mandatory distribution of dividends;

a change in our corporate purpose;

a split up, subject to the conditions set forth in Brazilian Corporate Law; or

a transformation of our Company into another type of company;

3.       by a dissenting or non-voting holder of Common Shares or Class A Shares, in the event that a majority of all outstanding shares authorizes:

the acquisition of control of another company at a price that exceeds certain limits set forth in Brazilian Corporate Law;

a transfer of all of our share capital to another company, making the Company a wholly-owned subsidiary of such company, known as an “incorporação de ações”;

               a merger (“incorporação”) or consolidation ; or

our participation in a group of concerns (“grupo de sociedades”) as defined under Brazilian Corporate Law.

Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from our merger, incorporação de ações, or spin-off fails to become a listed company within 120 days of the shareholders’ meeting at which the relevant decision was taken. The dissenting or non-voting shareholders have a withdrawal right only if they held shares that were adversely affected at the time of the first call for the shareholders’ meeting in which the relevant decision was made. If a public announcement of the action taken or to be taken was made prior to the call for the shareholders’ meeting, the shareholders’ ownership of shares is based on the date of announcement.

The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting at which the action is taken, except when, depending on the matter to be approved, the resolution might be subject to confirmation by, or to prior approval of, the majority of the preferred shareholders of each class of affected shares (which must be made at a special meeting to be held within one year of the shareholders meeting at which the relevant decision was taken). In that case the 30-day term is counted from the date the minutes of the special meeting are published. We are entitled to reconsider any action giving rise to redemption rights within ten days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize its financial stability.

In addition, rights of withdrawal connected to our merger into another company (incorporação) or consolidation , to our participation in a group of concerns (grupo de sociedades) and to the acquisition of control of another company at a price that exceeds certain limits set forth in Brazilian Corporate Law may not be exercised by holders of shares if such shares (i) are liquid, defined as being part of the BOVESPA Index (the “Ibovespa”) or other stock exchange index (as defined by the CVM), and (ii) are widely held, such that the controlling shareholder or companies it controls have less than 50.0% of our shares. Our Class B Shares are included in the Ibovespa.

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

Pursuant to Brazilian Corporate Law, each preferred share of a class that is admitted to trading on a Brazilian stock exchange must have the following rights under the Company’s bylaws:

4.   one or both of the following priorities: priority in the receipt of fixed or minimum dividend and/or priority in the reimbursement of capital, with or without premium; and

5.   if the preferred share has restricted or no right to vote, at least one of the following rights: (A) right to participate in the distribution of the mandatory dividend of at least 25.0% of adjusted net profit, pursuant to the following criteria: (i) priority in the receipt of dividends corresponding to at least 3% of the shares’ book value, and (ii) right to participate on the profit distribution with the Common Shares, in equal conditions, after the Common Shares have received dividends as set forth in (i) above; or (B) right to receive dividends in an amount per share at least 10.0% higher than the amount per share paid to holders of Common Shares; or (C) tag-along rights at a price equal to at least 80.0% of the price paid to the controlling shareholder in case of transfer of control.

Our bylaws comply with the directives provided by Brazilian Corporate Law as follows: (i) our Class A Shares shall have priority in the distribution of minimum dividends of 10% per year, pro rata, calculated as a percentage of the paid-in capital stock represented by such shares on December 31 of the previous fiscal year; (ii) our Class B Shares shall have priority in the distribution of minimum dividends, pro rata, in the amount equivalent to 25.0% of our net profits, as adjusted in accordance with Section 202 of Law No. 6,404/76, calculated as a proportion of the paid-in capital stock represented by such shares on December 31st of the previous fiscal year; (iii) the dividends paid on Class B Shares pursuant to item (ii) above shall be paid only from any remaining profits after the payment of priority dividends to Class A Shares; and (iv) the dividends to be paid per preferred share, regardless of the class, shall be at least 10% higher than the dividends to be paid per Common Share.

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

Disclosure of Shareholder Ownership

Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly reached an interest corresponding to 5% or more of any class of shares, or any rights under such shares, of a publicly traded company must disclose its share ownership to the investor relations officer of such company, which, in turn, must disclose such information to the CVM and to any relevant stock exchange. Any subsequent increase or decrease of 5% or more in ownership of any class of shares must be similarly disclosed. The same reporting obligation applies to any person or group of persons with an interest of 5% or more of any class of shares of a publicly traded company ceases to hold its stake. If such increase results in change of corporate control or administrative structure, or if the increase imposes a public offering, in addition to informing the investor relations officer, a statement containing certain required information must be published in newspapers that are widely circulated in Brazil

Material Contracts

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

To be eligible to invest in the Brazilian financial and capital markets, foreign investors must:

1.       appoint at least one representative in Brazil with powers to perform actions relating to foreign investments;

2.       complete the appropriate foreign investor registration form;

3.       register as a foreign investor with the CVM; and

4.       register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

The Annex V Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Prior to the issuance of the ADSs, the ADS program was approved under the Annex V Regulations by the Central Bank and the CVM. Accordingly, the proceeds from the sale of ADSs by ADS holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs who are not resident of a tax haven will be entitled to favorable tax treatment. For more information, see “Taxation -  Brazilian Tax Considerations - Taxation of Gains Outside Brazil”.

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

Pursuant to Central Bank Resolution No. 3,845, the withdrawal of Class B Shares upon cancellation of ADSs requires simultaneous exchange transactions in the event the investor decides not to dispose of those Class B Shares. The simultaneous exchange transactions are required in order to obtain a certificate of registration of Class B Shares with the Central Bank. This transaction will be subject to tax in Brazil. For more information, see “Taxation - Brazilian Tax Considerations - Other Brazilian Taxes”.

Thereafter, any holder of Class B Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Class B Shares, unless such holder obtains his own electronic registration. A holder that obtains an electronic registration may be subject to less favorable Brazilian tax treatment than a holder of ADSs. For more information, see “Taxation -  Brazilian Tax Considerations”.

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

Distributions of interest on equity paid to Brazilian and Non-Brazilian Holders of Class B Shares, including payments to the Depositary in respect of Class B Shares underlying ADSs, are deductible by the Company for Brazilian corporate income tax and social contribution on net profits purposes as far as the limits above described are observed. Such payments to shareholders are subject to Brazilian withholding income tax at the rate of 15.0%, except for payments to shareholders situated in tax haven jurisdictions (that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment or the beneficial owner of the income derived from transactions carried out and attributable to a Non-Brazilian Holder ‒ “Tax Haven Holder”), which payments are subject to withholding income tax at a 25.0% rate. These payments may be included, at their net value, as part of any mandatory dividend. To the extent that payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.

Taxation of Gains Outside Brazil

According to Law No. 10,833 of December 29, 2003 (“Law No. 10,833/03”), capital gains realized on the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian resident or to Brazilian residents, are subject to taxation in Brazil. In this sense, if the Class B Shares are disposed of by a Non-Brazilian Holder, as they are defined as assets located in Brazil, such holder will be subject to income tax on the gains assessed, following the rules described below, whether the disposition is conducted in Brazil or abroad and with a Brazilian resident or not.

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

Generally, gains are defined as the positive difference between the amount realized on the sale or exchange of a security and its acquisition cost. Gains assessed on the disposition of the Class B Shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

1.       exempt from income tax when assessed by a Non-Brazilian Holder registered under Resolution No. 2,689 of the National Monetary Council (“2,689 Holder”) that is not a Tax Haven Holder; or

2.       subject to income tax at a rate of 15.0% in any other case, including the gains assessed by a Non-Brazilian Holder that (i) is not a 2,689 Holder, or (ii) is a 2,689 Holder and a Tax Haven Holder. In these cases, a withholding income tax of 0.005% on the sale value shall be applicable and can be offset with the eventual income tax due on the capital gain.

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

Pursuant to Decree No. 6,306 of December 14, 2007 (“Decree No. 6,306/07”), a tax on foreign exchange transactions (“IOF/Exchange”) may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) or vice-versa. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%, except for: (i) foreign exchange transactions for the inflow of funds related to investments in variable income effectuated by a Non-Brazilian Holder in the Brazilian financial and capital market, in which case the rate is 0%, and (ii) payment of dividends, capital gain and interest on shareholders’ equity related to the investment mentioned under item (i) above, in which case the rate is zero. Nonetheless, the Brazilian government may increase the rate to a maximum of 25.0%. Any such increase will be applicable only prospectively.

The withdrawal of Class B Shares upon cancellation of ADSs will be subject to IOF/Exchange at the rate of 0.38%, considering that a simultaneous exchange transaction is required for this operation if the investor remains with the Class B Shares, pursuant to Resolution No. 3,845, issued by the Brazilian Central Bank.

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

In this discussion, references to a “U.S. holder” are to a beneficial holder of a Class B Share or an ADS that is (i) an individual citizen or resident of the United States of America, (ii) a corporation, or any other entity taxable as a corporation, organized under the laws of the United States of America, any state thereof, or the District of Columbia, or (iii) otherwise subject to U.S. federal income taxation on a net basis with respect to the Class B Share or ADS.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15.0% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2011 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2012 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

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

Taxation of Capital Gains

Upon the sale or other disposition of a Class B Share or ADS, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the Class B Share or ADS (including the gross amount of the proceeds before the deduction of any Brazilian tax) and the U.S. holder’s tax basis in the Class B Share or ADS. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the Class B Share or ADS has been held for more than one year on the date of the disposition. The net amount of long-term capital gain recognized by an individual holder before January 1, 2013 generally is subject to taxation at a maximum rate of 15.0%. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of Class B Shares or ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used. Alternatively, such Brazilian tax may be taken as a deduction against taxable income if the U.S. holder does not take a credit for any foreign income tax during the taxable year.

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

See Note 33.4 to our consolidated financial statements for disclosure about market risk.

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

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2011, this amount was US$720,816.33.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

(a)         Disclosure Controls and Procedures

We have carried out an evaluation under supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011.

Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2011 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management as appropriate in order to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2011. In making this assessment, it used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

KPMG Auditores Independentes, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of December 31, 2011. Reference is made to page F-2.

Changes in Internal Controls

                The management of the Company identified no change in its internal control over financial reporting during the fiscal year ended December 31, 2011, that has materially affected or is reasonably likely to materially affect its internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has reviewed the qualifications and backgrounds of the members of the Audit Committee and determined that José Richa Filho is an “audit committee financial expert” within the meaning of Item 16A. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees - Audit Committee.”

Item 16B. Code of Ethics

In November 2003, we adopted a code of ethics that also applies to our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. In June 2008, we updated our code of ethics based on the corporate governance practices issued by the Global Reporting Initiative - GRI, AccountAbility 1000 - AA1000. We have posted copies of this code of ethics, which we refer to as our “Code of Conduct,” on our Internet website at the following address: www.copel.com/ir. Copies of our code of ethics may also be obtained without charge by writing to us at the address set forth on the front cover of this Form 20-F. We have not granted any implicit or explicit waivers from any provision of our code of ethics to the officers described above since the adoption of the code.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

KPMG Auditores Independentes acted as our independent registered public accounting firm for the fiscal year ended December 31, 2011 and Deloitte Touche Tohmatsu Auditores Independentes for the fiscal years ended December 31, 2010 and 2009.

The table below sets forth the total amount paid to KPMG Auditores Independentes for services performed in 2011 and the total amount paid to Deloitte Touche Tohmatsu Auditores Independentes for services performed in 2010 and 2009, and breaks down these amounts by category of service :

	Year ended December 31,
	2011	2010	2009
	(R$ million)
Audit fees	1.2	1.5	1.3
Audit-related fees	–	0.1	–
Tax fees	–	–	–
All other fees	–	–	–
Total	1.2	1.6	1.3

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

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrant’s Certifying Accountant

On April 18, 2011, KPMG Auditores Independentes (“KPMG”) replaced Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) as our independent public accountants for the fiscal years starting January 1, 2011. The change in auditors was made pursuant to a Brazilian law that limits the consecutive terms that certain service providers may serve. Because of the limitations set forth in this law, we did not seek to renew Deloitte’s contract when it expired and Deloitte did not attempt to stand for reelection. The replacement of Deloitte by KPMG was approved by our Board of Directors and Audit Committee. KPMG was engaged as our auditor for the fiscal years ended December 31, 2011 and Deloitte was engaged as our auditor for the fiscal years ended December 31, 2010 and 2009.

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
Nominating/Corporate Governance Committee
303A.04

A listed company must have a Nominating/ Corporate Governance Committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

Copel does not have a nominating/ corporate governance committee. As a controlled company, Copel would not be required to comply with the nominating/ corporate governance committee requirements if it were a U.S. domestic issuer.

Compensation Committee
303A.05

A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

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

Copel does not have formal governance guidelines that address all of the matters specified in the NYSE rules. However, Copel has adopted corporate governance guidelines that follow the model proposed by the Instituto Brasileiro de Governança Corporativa ‒ IBGC (Brazilian Institute of Corporate Governance).

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

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-163.

Item 19. Exhibits

1.1	Amended and Restated By-laws of the Company dated as of April 26, 2012 (English translation).
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

4.1

The Adjustment Agreement of August 4, 1994 between the State of Paraná and Companhia Paranaense de Energia ‒ Copel (the “Adjustment Agreement”) (incorporated by reference to our Form F-1 333-7148, filed with the SEC on June 30, 1997) and the Deed of Amendment to the Adjustment Agreement (Quarto Termo Aditivo ao Termo de Ajuste celebrado em 21 de janeiro de 2005) (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed with the SEC on June 30, 2006).

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

HPP – Hydroelectric Power Plant: A generating unit that uses water power to drive the electric generator.

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

SHP ‒ Small Hydroelectric Plant: Hydroelectric plants with generating capacity between 1,000 kW and 30,000 kW with a reservoir covering an area equal to or less than 3.0 km2.

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

Companhia Paranaense De Energia – Copel

By:/s/ Lindolfo Zimmer
Name: Lindolfo Zimmer
Title: Chief Executive Officer

By:/s/ Ricardo Portugal Alves
Name: Ricardo Portugal Alves
Title: Chief Financial Officer

Date: April 27, 2012

Companhia Paranaense de Energia - Copel

Consolidated Financial Statements as of
December 31, 2011, 2010 and 2009 and Reports
of Independent Registered Public
Accounting Firms

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Companhia Paranaense de Energia – COPEL

We have audited the accompanying consolidated statements of financial position of Companhia Paranaense de Energia – COPEL and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on atest basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Companhia Paranaense de Energia – COPEL and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Auditores Independentes

Curitiba, Brazil

April 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Companhia Paranaense de Energia - COPEL
Curitiba - PR, Brazil

We have audited the accompanying consolidated statement of financial position of Companhia Paranaense de Energia - COPEL and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Paranaense de Energia - COPEL and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Curitiba, Paraná, Brazil

June 16, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Financial Position

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Assets	Note
		12.31.2011	12.31.2010

Current assets
Cash and cash equivalents	3	1,049,125	1,794,416
Bonds and securities	4	582,019	534,095
Collaterals and escrow accounts	4	2,668	64,078
Trade accounts receivable	5	1,368,366	1,162,627
Dividends receivable	13	17,906	5,851
CRC transferred to the State Government of Paraná	6	65,862	58,816
Account receivable related to concession	7	80,626	54,700
Other current receivables	8	161,313	161,069
Inventories	9	103,802	121,424
Income tax and social contribution	10	215,381	158,213
Other current recoverable taxes	10	50,357	37,536
Prepaid expenses	11	4,588	4,965
		3,702,013	4,157,790

Noncurrent assets
Long term assets
Financial investments - bonds and securities	4	62,589	7,151
Financial investments - collaterals and escrow accounts	4	37,553	26,280
Trade accounts receivable	5	32,452	43,729
CRC transferred to the State Government of Paraná	6	1,280,598	1,282,377
Judicial deposits	12	430,817	400,699
Account receivable related to concession	7	3,236,474	2,423,345
Other noncurrent receivables	8	17,223	15,224
Income tax and social contribution	10	18,714	12,341
Other noncunrrent recoverable taxes	10	77,912	84,862
Deferred income tax and social contribution	10	745,180	507,710
Receivable from related parties	13	-	1,575
		5,939,512	4,805,293

Investments	14	549,158	483,450
Property, plant and equipment, net	15	7,209,123	6,663,945
Intangible assets	16	1,721,857	1,748,954

		15,419,650	13,701,642

TOTAL ASSETS		19,121,663	17,859,432
Notes are an integral part of these consolidated financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Financial Position

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note
		12.31.2011	12.31.2010

CURRENT LIABILITIES
Payroll, social charges and accruals	17	224,095	175,584
Suppliers	18	747,453	612,568
Income tax and social contribution payable	10	151,790	153,249
Other taxes due	10	288,457	378,871
Loans and financing	19	116,487	83,095
Debentures	20	-	621,157
Minimum compulsory dividend payable		135,744	163,634
Post employment benefits	21	36,037	24,255
Customer charges due	22	70,511	56,105
Research and development and energy efficiency	23	156,915	155,991
Payables related to concession - use of public property	24	44,656	40,984
Other accounts payable	25	86,676	71,308
		2,058,821	2,536,801

NONCURRENT LIABILITIES
Suppliers	18	108,462	144,936
Tax liabilities	10	152	32,252
Deferred income tax and social contribution	10	927,910	887,218
Loans and financing	19	2,057,985	1,280,982
Post-employment benefits	21	432,838	384,208
Research and development and energy efficiency	23	94,649	90,732
Payables related to concession - use of public property	24	370,442	340,099
Other accounts payable	25	53	-
Tax, social security, labor and civil provisions	26	1,000,823	866,378
		4,993,314	4,026,805

SHAREHOLDER'S EQUITY	27
Attributable to controlling shareholder's
Share capital		6,910,000	6,910,000
Equity valuation adjustments		1,457,081	1,559,516
Legal reserves		536,187	478,302
Retained earnings		2,838,551	2,056,526
Additional proposed dividends		84,875	25,779
		11,826,694	11,030,123

Attributable to non-controlling interest		242,834	265,703

		12,069,528	11,295,826

TOTAL LIABILITIES		19,121,663	17,859,432
Notes are an integral part of these consolidated financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statement of Income

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Continuous Operations
	Note
		12.31.2011	12.31.2010	12.31.2009
OPERATING REVENUES	28	7,776,165	6,901,113	6,250,140

COST OF SALES AND SERVICES PROVIDED
Electricity purchased for resale	29	(2,152,545)	(1,972,275)	(1,816,848)
Charges for the use of the main transmission grid	29	(632,518)	(592,741)	(553,174)
Personnel	29	(753,022)	(634,277)	(630,917)
Private pension and health plans	29	(117,460)	(97,528)	(85,243)
Materials	29	(76,213)	(75,533)	(58,993)
Material and supplies for electrical energy production	29	(25,031)	(22,975)	(21,231)
Natural gas and supplies for gas operations	29	(186,931)	(144,648)	(128,916)
Third party services	29	(267,603)	(245,232)	(228,579)
Depreciation and amortization	29	(519,536)	(511,491)	(509,230)
Construction cost	29	(731,443)	(662,887)	(601,614)
Other costs	29	5,287	(16,556)	5,961
		(5,457,015)	(4,976,143)	(4,628,784)

GROSS PROFIT		2,319,150	1,924,970	1,621,356

Operational expenses / income
Selling expenses	29	(113,764)	(62,466)	(54,281)
General and administrative expenses	29	(461,452)	(353,626)	(434,693)
Other operational income	29	(440,440)	(575,908)	(89,247)
Equity in earnings of subsidiaries	14	55,654	99,337	14,327
		(960,002)	(892,663)	(563,894)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		1,359,148	1,032,307	1,057,462

Financial results
Financial income	30	577,532	652,231	337,396
Financial expenses	30	(352,764)	(303,806)	(330,661)
		224,768	348,425	6,735

PROFIT BEFORE TAX AND SOCIAL CONTRIBUTION		1,583,916	1,380,732	1,064,197

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	10	(611,601)	(497,968)	(290,770)
Deferred	10	204,539	127,517	38,851
		(407,062)	(370,451)	(251,919)

NET INCOME FOR THE YEAR		1,176,854	1,010,281	812,278
Attributed to controlling shareholders		1,157,690	987,807	791,776
Attributed to non-controlling interest		19,164	22,474	20,502

Notes are an integral part of these consolidated financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statement of Comprehensive Income

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	12.31.2011	12.31.2010	12.31.2009

NET INCOME FOR THE YEAR	1,176,854	1,010,281	812,278
Other comprehensive income
Gain (loss) of financial assets classified as available for sale:
Financial assets	2,962	-	-
Concession	(7,282)	3,029	17,369
Other investments	5,647	-	-
(-) Taxes on financial asset adjustments	(451)	(1,030)	(5,905)
Other comprehensive income, net of taxes	876	1,999	11,464

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	1,177,730	1,012,280	823,742

Attributed to controlling shareholder's	1,158,566	989,806	803,240
Attributed to non-controlling interests	19,164	22,474	20,502

Notes are an integral part of these consolidated financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statement of Changes in Shareholders’ Equity

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Attributable to Parent Company									Attributable to
				Accumulated	Profit reserves
			Equity	Other			Additional			non-
	Capital	Capital	valuation	Comprehensive	Legal	Retained	proposed	Accumulated		controlling	Total
		reserves	adjustments	Income	reserve	earnings	dividends	profit	Total	interests	consolidated
Balances as of January 1, 2009	4,460,000	838,340	1,750,069	-	377,590	2,316,218	-	-	9,742,217	218,877	9,961,094
Net income for the year	-	-	-	-	-	-	-	791,776	791,776	20,502	812,278
Other comprehensive income
Adjustments related to financial assets classified as available for sale, net of taxes	-	-	-	11,464	-	-	-	-	11,464	-	11,464
Total comprehensive income for the year	-	-	-	11,464	-	-	-	791,776	803,240	20,502	823,742
Realization of equity valuation adjustments	-	-	(100,899)	-	-	-	-	100,899	-	-	-
Capital increase	-	-	-	-	-	-	-	-	-	-	-
Reimbursement of advances for future capital increase	-	-	-	-	-	-	-	-	-	-	-
Allocations proposed to GSM
Legal reserve	-	-	-	-	51,322	-	-	(51,322)	-	-	-
Interest on own capital	-	-	-	-	-	-	-	(230,000)	(230,000)		(230,000)
Dividends	-	-	-	-	-	-	-	(19,459)	(19,459)	(11,014)	(30,473)
Profit retention reserve	-	-	-	-	-	725,652	-	(725,652)	-	-	-
Transfer to retained earnings	-	-	-	-	-	(133,758)		133,758	-	-	-
Balances as of December 31, 2009	4,460,000	838,340	1,649,170	11,464	428,912	2,908,112	-	-	10,295,998	228,365	10,524,363
Net income for the year	-	-	-		-	-	-	987,807	987,807	22,474	1,010,281
Other comprehensive income
Adjustments related to financial assets classified as available for sale, net of taxes	-	-	-	1,999	-	-	-	-	1,999	-	1,999
Total comprehensive income for the year	-	-	-	1,999	-	-	-	987,807	989,806	22,474	1,012,280
Realization of equity valuation adjustments	-	-	(103,117)	-	-	-	-	103,117	-	-	-
Capital increase	2,450,000	(838,340)	-	-	-	(1,611,660)	-	-	-	-	-
Reimbursement of advances for future capital increase	-	-	-	-	-	-	-	-	-	30,813	30,813
Allocations proposed to GSM
Legal reserve	-	-	-	-	49,390	-	-	(49,390)	-	-	-
Interest on own capital	-	-	-	-	-	-	-	(200,000)	(200,000)	-	(200,000)
Dividends	-	-	-	-	-	-	25,779	(81,460)	(55,681)	(15,949)	(71,630)
Profit retention reserve	-	-	-	-	-	760,074	-	(760,074)	-	-	-
Balances as of December 31, 2010	6,910,000	-	1,546,053	13,463	478,302	2,056,526	25,779	-	11,030,123	265,703	11,295,826
Net income for the year	-	-	-	-	-	-	-	1,157,690	1,157,690	19,164	1,176,854
Other comprehensive income
Adjustments related to financial assets classified as available for sale, net of taxes	-	-	-	876	-	-	-	-	876	-	876
Total comprehensive income for the year	-	-		876	-	-	-	1,157,690	1,158,566	19,164	1,177,730
Approval of additional proposed dividends	-	-	-	-	-	-	(25,779)	-	(25,779)	-	(25,779)
Realization of equity evaluation adjustments	-	-	(103,311)	-	-	-	-	103,311	-	-	-
Reimbursement of advances for future capital increase	-	-	-	-	-	-	-	-	-	(30,813)	(30,813)
Capital increase	-	-	-	-	-	-	-	-	-	-	-
Allocations proposed to GSM
Legal reserve	-	-	-	-	57,885	-	-	(57,885)	-	-	-
Interest on own capital	-	-	-	-	-	-	84,875	(421,091)	(336,216)	-	(336,216)
Dividends	-	-	-	-	-	-	-	-	-	(11,220)	(11,220)
Profit retention reserve	-	-	-	-	-	782,025	-	(782,025)	-	-	-
Balances as of December 31, 2011	6,910,000	-	1,442,742	14,339	536,187	2,838,551	84,875	-	11,826,694	242,834	12,069,528
Notes are an integral part of these consolidated financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statement of Cash Flows

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2011	12.31.2010	12.31.2009

Cash flows from operational activities
Net income for the year		1,176,854	1,010,281	812,278

Adjustments to reconcile net income for the year with cash generated from operating activities
Depreciation	15.4	336,033	336,902	348,965
Amortization of intangible assets - concessions	16	214,515	200,992	185,785
Amortization of intangible assets - others	16	1,887	4,368	5,031
Amortization of investments - Concession rights	14.1	730	730	-
Unrealized monetary and exchange variations - net		75,373	(116,826)	126,341
Remuneration of accounts receivable related to concession	7.1	(330,217)	(189,243)	(282,315)
Equity in earnings of subsidiaries	14.6	(55,654)	(99,337)	(14,327)
Income tax and social contribution		611,601	497,968	290,770
Deferred income tax and social contribution		(204,539)	(127,517)	(38,851)
Allowance for doubtful accounts	29.6	75,556	26,424	6,700
Provisions for losses on taxes recoverable	29.6	46,802	-	16,448
Provision for losses from devaluation of investments	29.6	398	2,114	733
Provision (reversal) for legal claims	29.6	166,899	334,238	(57,118)
Provision for post employment benefits	21.3	158,251	131,684	34,052
Provision for research and development and energy efficiency	23	68,048	61,339	56,284
Write off of accounts receivable related to concession	7.1	25,895	25,707	26,686
Write off of investments	14.1	224	589	160
Write off of property, plant and equipment	15.3	23,091	26,641	22,594
Write off of intangible assets	16	12,762	14,871	17,540
Write off of intangible assets related to concession - goodwill	16	-	44,572	-

Decrease (increase) in assets
Trade accounts receivable		(75,867)	84,274	107,429
Dividends and interest on own capital received		21,305	18,067	15,845
CRC transferred to the Government of the State of Paraná	6	143,683	129,095	130,967
Judicial deposits		(30,118)	(241,687)	14,502
Other receivables		(1,995)	(26,522)	(33,021)
Inventories		17,622	(9,322)	(28,555)
Income tax and social contribution		(63,541)	104,587	(70,014)
Other current taxes recoverable		(41,126)	3,630	(25,401)
Receivable from related parties		1,575	(1,575)	-
Prepaid expenses		377	1	(1,393)

Increase (decrease) in liabilities
Payroll, social charges and accruals		48,493	(31,373)	47,569
Suppliers		(105,370)	(57,915)	(13,415)
Income tax and social contribution paid		(613,060)	(469,224)	(300,528)
Other taxes		(124,574)	(62,932)	219,341
Loans and financing - interest due and paid	19	(125,247)	(106,408)	(119,102)
Debentures - interest due and paid	20	(69,251)	(71,338)	(110,035)
Post employment benefits	21.3	(97,839)	(98,702)	(11,080)
Customer charges due		14,406	26,582	(13,600)
Research and development and energy efficiency	23	(81,873)	(45,399)	(56,601)
Payable related to the concession - use of public property		(40,982)	(38,274)	(38,266)
Other accounts payable		15,287	(16,349)	4,919
Provisions for legal claims	26	(48,518)	(27,971)	(36,153)

Net cash generated from (used in) operating activities		1,147,896	1,247,742	1,241,164
Notes are an integral part of these consolidated financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statement of Cash Flows

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(Continuation)
	Note	12.31.2011	12.31.2010	12.31.2009

Cash flows from investing activities
Bonds and securities		(38,332)	(183,880)	(10,013)
Investment addition - Costa Oeste Transm.de Energia S.A.- net effect of acquired cash		(12)	-	-
Investment addition - Cutia Empr. Eólicos SPE S.A.- net effect of acquired cash		(4,310)	-	-
Additions in investments	14.1	(39,157)	(180)	(151)
Additions to property, plant and equipment	15.4	(821,919)	(353,367)	(243,791)
Additions to intangible assets related to the concession	16	(808,687)	(655,411)	(679,248)
Additions to other intangible assets	16	(11,033)	(28,177)	(1,122)
Customers contributions	16	94,396	89,177	57,422

Net cash generated from (used in) investing activities		(1,629,054)	(1,131,838)	(876,903)

Cash flows from financing activities
(Reimbursement) increase of advances for future capital increase	27.2	(30,813)	30,813	-
Loans and financing obtained from third parties	19	816,431	552,479	144,262
Amortization of principal - loans and financing	19	(48,646)	(46,593)	(62,987)
Amortization of principal - debentures	20	(600,000)	(177,908)	(163,175)
Dividends and interest on own capital paid		(401,105)	(198,802)	(413,319)

Net cash (used in) provided by financing activities		(264,133)	159,989	(495,219)

Total effects on cash and cash equivalents		(745,291)	275,893	(130,958)

Cash and cash equivalents at the beginning of the year	3	1,794,416	1,518,523	1,649,481
Cash and cash equivalents at the end of the year	3	1,049,125	1,794,416	1,518,523

Change in cash and cash equivalents		(745,291)	275,893	(130,958)

Additional information on cash flows

non-cash transactions
Acquisitions of fixed assets with an increase in the balance of accounts payable to suppliers		64,913	14,781	15,162

Notes are an integral part of these consolidated financial statements

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

2     Main Accounting Policies

2.1       Statement of compliance

The Company’s financial statement includes the consolidated financial statements prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board – IASB.

2.2       Basis of presentation

Authorization for the publication of these consolidated financial statements was granted at the Meeting of the Board of Officers held on March 19, 2012.

The consolidated financial statements featured in this report were prepared based on historical cost, except for financial instruments measured to their fair values through income, and financial assets available for sale measured to their fair values.

2.3       Functional currency and Presentation Currency

The consolidated financial statements are presented in Brazilian Reais, which is the functional currency of the Company. All financial information presented in Brazilian Reais was rounded to the nearest thousand, except when otherwise indicated.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.4       Use of estimates and judgment

According to IFRS, the preparation of consolidated financial statements requires that the company’s senior management make judgments, estimates and assumptions which affect the application of accounting policies and assets, liabilities, income and expenses reported values. The real results may divert from these estimates.

Estimates and assumptions are reviewed in a continuous way. Reviews of accounting estimates are recognized in the year that those estimates are reviewed and in any future fiscal years affected.

Information about critical judgment related to accounting policies adopted that present an effect over the values recognized in the consolidated and individual financial statements are included in the following notes:

Note no. 7 – Accounts receivable related to concession;

Note no. 10.2 – Deferred income tax and social contribution;

Note no. 16.1 – Concession - Copel Distribuição; and

Note no. 32 – Operational lease agreements.

Information about uncertainty over assumptions and estimates that may present a significative risk of resulting in material adjustments in the next fiscal year are included in the following notes:

Note no. 2.19.1 – Unbilled revenues;

Note no. 2.29 – Impairment value of assets;

Note no. 5 – Trade account receivable;

Note no. 15 – Property, plant and equipment;

Note no. 16 – Intangible assets;

Note no. 21 – Post-Employment benefits;

Note no. 26 – Tax, social security, labor and civil provisions; and

Note no. 33 – Financial Instruments.

2.5       Basis for consolidation and investments in subsidiaries

The consolidated financial statements include the financial statements of the Company, those of its subsidiaries, joint ventures and investment funds.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Financial statements are included in the consolidated financial statements starting in the date that the control or shared control started until the date that they cease to exist and are consolidated line by line of assets, liabilities and income wholly for controlled companies and in the percentage of participation in joint ventures.

			Percentage of share capital
Controlled	%	Jointly controlled	%
Copel Geração e Transmissão	100.00	Dominó Holdings	45.00
Copel Distribuição	100.00	Costa Oeste	51.00
Copel Telecomunicações	100.00	Marumbi	80.00
Compagas	51.00	Sul Brasileira	20.00
Elejor	70.00	Cutia	49.90
Centrais Eólicas do Paraná	100.00
UEG Araucária	80.00

When necessary, the financial statements of the subsidiaries, associated companies and joint ventures are adjusted to adapt the accounting policies established by the Group. All of the transactions, balances, income and expenses between the Group companies are fully eliminated in the consolidated financial statements.

2.6       Cash and cash equivalents

Cash and cash equivalents includes cash, bank deposits, and temporary short-term financial investments with original maturity of 90 days. Temporary short-term investments are recorded at cost as of the date of the statement of financial position, plus earnings accrued as of the final date of the fiscal year. Cash and cash equivalents have immediate liquidity, and are subject to an insignificant risk of change in value.

2.7       Trade accounts receivable

This item comprises billed power sales to final customers and to distributors, estimated power supplied but unbilled as of the date of the statements, and receivables from the supply of natural gas, use of main distribution and transmission grid, and telecommunication services, accounted for on an accrual basis.

2.8       Adjustment to present value

The assets and liabilities were, when applicable and relevant, adjusted to their present value considering maturities and rates of referred transactions.

Debt installment of customers and accounts receivable and payable related to the concession were adjusted to their present value considering the amounts to be discounted, the dates of realization and settlement and the discount rate.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.9       Bonds and securities

It comprises financial instruments classified as available for sale, held for trading and held to maturity. The accounting treatment of these financial instruments is described in item 2.33.

2.10     Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in amounts deemed sufficient by Copel’s senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely.

This allowance is set up based on the amounts overdue by residential customers for over 90 days, the amounts overdue by commercial customers for over 180 days, and the amounts overdue by industrial and rural customers, public agencies, public lighting, and public services for over 360 days. It comprises receivables billed until the date of the statement of financial position, accounted for on accrual basis.

2.11     Operating segments

Operating segments are defined as business activities which may yield revenues and require expenses, whose operational results are regularly reviewed by the entity’s chief decision maker to underpin the decision-making regarding resources to be allocated to the segment and to evaluate its performance, and for which there is available individualized financial statements.

2.12     Accounts payable related to concession – use of public property

This item corresponds to the amounts set forth in the concession agreement in connection with the right to explore hydraulic energy potential (onerous concession). These agreements are signed as Use of Public Property (Uso de Bem Público or UBP) agreements. A liability is recorded on the date of signature of the concession agreement, regardless of the schedule of disbursements set forth therein. The initial accrual of the liability (obligation) and the corresponding intangible asset (concession rights) corresponds to the future disbursements at present value (present value of the cash flow from future disbursements).

The financial liability is updated using the method of effective interest rate and reduced by contracted payments.

2.13     Dividends and interest on capital

The distribution of dividends and interest on capital are recorded as a liability in the Company’s financial statements at the end of the fiscal year, based on its by-laws. However, any amounts above the minimum mandatory dividends are only recorded under liabilities on the date they are approved and announced at the General Shareholders’ Meeting. The tax benefit of interest on capital is recorded in the statement of income in the moment of its entry in account payable.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.14     Intangible assets – concessions

Intangible assets recorded when they were acquired through the purchase of shares of companies that own the concession rights are being amortized by their respective remaining period of concession (concession right with defined life acquired).

2.15     Investments in non-controlled companies

The results, assets, and liabilities of investees are incorporated into Copel’s consolidated financial statements according to the equity method. Pursuant to the equity method, investments in investees are at first recorded at cost and then adjusted for purposes of accounting of the Group’s share of comprehensive income/loss. When the Group’s share of losses in an investee exceeds its interest in it, the Group no longer recognizes these additional losses (accrual of losses down to zero). Any additional losses are only recognized if the Group has incurred legal obligations or other liabilities or has made payments on behalf of the investee.

2.16     Other investments

The requirements of IAS 39 are applicable for purposes of determining the need to record impairment losses in connection with other investments. If necessary, the total book value of the investment is tested for impairment, as a single asset, through comparison between its recoverable value and its book value. The loss by reduction to recoverable value is recognized in the accounting value of the investment. The reversal of these losses is recognized according to IAS 36 and as the recoverable value of the corresponding investment is subsequently increased.

2.17     Participation in joint ventures

A company is considered a joint venture when no shareholder, bound by an agreement, exercises individually the power to take financial and operational decisions, independently on the percentage of voting interest.

A joint venture is an agreement under which the Group and other parties conduct economic activities subject to joint control, a situation where decisions about strategic financial and operational policies concerning the joint venture's activities require approval by all parties sharing joint control.

In the consolidated financial statements, assets, liabilities, and results of joint ventures are consolidated proportionally under the corresponding items of the consolidated financial statements.

2.18     Statement of income

Revenues, costs, and expenses are recorded under the accrual method, i.e., when products are delivered and services actually rendered, regardless of receipt or payment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.19     Revenue recognition

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

2.19.1    Unbilled revenues

Unbilled revenues correspond to revenues from sales of power to final customers which have been delivered but not yet billed and to revenues from the use of the distribution grid not yet billed, both of which are calculated based on estimates covering the period from the meter reading day to the last day of the month.

2.19.2    Rendered services

Revenues under a service agreement are recognized according to the stage of completion of the agreement, determined as follows:

•                    Installation fees are recognized according to the stage of completion of the installation services, determined proportionally between the total estimated time for completion of services and the time elapsed at the end of each reporting period;

•                    Service fees included in the price of products sold are recognized proportionally to their total costs, based on historical trends of actual services rendered in connection with products sold previously; and

•                    Revenues for services are recognized at the contractual rates according to the number of hours worked and whenever direct expenses are incurred based on time and materials used.

2.19.3    Construction revenues and construction costs

IFRIC 12 establish that electric energy utilities should record and measure revenues of according to IAS 11 – Construction Contracts and IAS 18 – Revenues, even when governed by a single concession agreement. The Company records construction revenues in connection with the construction services for infrastructure employed in the power transmission and distribution services.

The respective costs are recognized when incurred in the statement of income for the corresponding period, as construction costs.

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

The construction margin adopted for the transmission business in 2011 and 2010 is 1.65% and results from a calculation methodology which takes into account the respective business risk.

2.19.4    Revenues from dividends and interest

Revenues from dividends are recognized when the shareholder's right to receive said dividends is established.

Interest revenues from financial assets are recognized when it is likely that the future economic benefits shall be earned by the Group and the amount of these revenues may be determined reliably. Interest revenues are recognized according to the straight-line method based on the effective time and interest rate applicable to the outstanding principal amount; the effective interest rate is the one which discount with precision the estimated future cash earnings over their estimated lives or terms with regard to the initial net book value of such financial assets.

2.19.5    Lease revenues

The Group’s policy for recognition of operating lease revenues is described in Note 2.20.1 – Leases – The Group as a Lessee.

2.20     Leases

Leases are classified as financial whenever the terms of the lease substantially transfer all risks and benefits of property ownership to the lessor. All other leases are classified as operating leases.

2.20.1    The Group as a lessor

Lease revenues from operating leases are recognized according to the linear method during the term of each lease.

2.20.2    The Group as a lessee

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.21     Power purchase and sales transactions in the Spot Market (Electric Energy Trading Chamber - CCEE)

Power purchase and sales transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates prepared by Copel’s senior management, when this information is not available in time.

2.22     Research and Development Program - P&D - and Energy Efficiency Program – PEE

These are research and development and energy efficiency programs to which electric energy licensees are required to allocate 1% of their net operating revenues as defined by ANEEL pursuant to Law no. 9,991/00 and ANEEL Resolutions no. 300/08 and 316/08.

2.23     Provision for environmental costs and obligations

Environmental liabilities are recognized under liabilities when their occurrence is probable and may be reasonably estimated.

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

2.24     Post-employment benefits

The Company sponsors benefits plans to its employees, described in detail in Note 21. The amounts of these actuarial obligations (contributions, costs, liabilities, and/or assets) are calculated annually by an independent actuary on the same base date as the end of the fiscal period and are recorded pursuant to IAS 19.

The adoption of the projected credit unit method adds each year of service as the source of an additional benefit unit, adding up to the calculation of the final liability.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.25     Taxes and social contributions

Sales and services revenues are subject to value-added tax (Imposto sobre Circulação de Mercadorias e Serviços or ICMS) and service tax (Imposto sobre Serviços or ISS), at the applicable rates, and to the PIS (Social Integration Program), PASEP (Program for the Formation of the Civil Servants' Fund) social contributions and COFINS (Contribution for the Financing of Social Security).

Credits resulting from the non-cumulative nature of PIS/PASEP and COFINS charges are accounted for by deducting such from the cost of products sold in the statement of operations.

Credits resulting from the non-cumulative nature of ICMS related to acquisitions to fixed assets are presented by deducting the cost of their assets.

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

 Deferred income tax and social contribution credits resulting from temporary discrepancies, tax losses or negative bases for the calculation of social contribution are recognized only as long as there is a possibility of a tax basis that allows for their realization. Deferred income tax and social contribution assets have been calculated on taxes loss carryforwards, and temporary differences, at the applicable rates, and take into account the expected future generation of taxable income, based on technical feasibility studies approved by the Company’s Board of Directors.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.26     Property, plant and equipment

These assets are depreciated according to the linear method based on annual rates set forth and reviewed periodically by ANEEL, which are used and accepted by the market as representative of the economic useful life of the assets related to concession's infrastructure, limited to the term of mentioned concession, when applicable. The estimated useful life, the residual amounts, and depreciation are reviewed as of the date of the statement of financial position, and the effect of any changes in estimates is recorded prospectively.

Costs directly attributable to construction work as well as interest and financial charges on loans from third-parties during construction are recorded under property, plant and equipment in progress.

2.27     Accounts receivable related to concession

2.27.1    Financial assets – distribution

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

Since these financial assets do not have determinable fixed cash flows – as the Company operates under the assumption that the value of the corresponding reimbursements will be based on the replacement cost of the concession assets and as they do not feature the necessary characteristics to be classified under any other category of financial assets – they are classified as “available for sale”. The cash flows related to these assets are determined taking into account the value of the tariff basis named Regulatory Compensation Basis (Base de Remuneração Regulatória or BRR), defined by the granting authority. The methodology of the BRR is based on the replacement cost of the assets that make up the power distribution infrastructure related to the concession. This tariff basis (BRR) is reviewed every four years taking into account several factors. Its goal is to reflect the variation in the prices of physical assets, including write-offs, depreciation, and additions of assets to the concession infrastructure (physical assets).

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

Since there is not an active market for these financial assets, the Company determines their fair value using the same components of the regulatory compensation rate set forth by ANEEL (regulatory WACC). These components, updated as of the date of the statement of financial position, determine the new interest rate used by the Company to restate to present value the fixed cash flows set forth in the last periodic rate review and estimated until the next review in 2012. Due to the nature of these financial assets, the Company believes this methodology is the one which better reflects their fair value in the view of market participants, since the rate of return set forth by ANEEL takes into consideration, in addition to the risk-free rates of return, all risks inherent to the sector. Adjustments arriving from fair value due to regulatory WACC are recognized in Equity.

2.27.2    Financial assets – Transmission

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.28     Intangible assets

2.28.1    Concession agreements – distribution

These comprise the right to access and to commercial operation of infrastructure, built or acquired by the operator or provided to be used by the operator as part of the electric energy public service concession agreement (the right to charge fees to the users of the public service provided by the operator), in compliance with IAS 38 – Intangible Assets – Concession agreements.

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

The amortization of intangible assets reflects the pattern of estimated accrual of the corresponding economic benefits by Copel Distribuição, with expectation of average amortization of 29% a year, limited to the term of the concession.

2.28.2    Intangible assets acquired separately

Intangible assets with defined useful lives acquired separately are recorded at cost, minus accumulated amortization and impairment losses. Amortization is recorded linearly based on the estimated useful lives of the corresponding assets. The estimated useful lives and the amortization method are reviewed at year-end, and the effect of any changes in estimates is recorded prospectively.

2.28.3    Write-off of intangible assets

Intangible assets are written-off upon sale or whenever there are no future economic benefits from use or sale to be received. Any gains or losses resulting from the write-off of intangible assets, measured as the difference between the net sale revenue and the asset's book value, are recorded to income or expense at the time of write-off.

2.28.4    Intangible assets with no defined useful life

The company does not have any intangible assets with no defined useful life.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.29     Impairment value of assets

Property, plant and equipment and intangible assets are assessed annually to detect evidence of unrecoverable losses or whenever significant events or changes in circumstances indicate that the book value of any such asset may not be recoverable. Whenever there is a loss resulting from situations where an asset’s book value exceeds its recoverable value, defined as the greater between the asset’s value in use and its net sale value, this loss is recorded to expenses.

2.30     Materials and supplies (including those under property, plant and equipment)

Materials and supplies in inventory, classified under current assets, have been recorded at their average acquisition cost, and those assigned for investments, classified under property, plant and equipment, have been recorded at their actual purchase cost. Recorded amounts do not exceed their estimated sale price, minus all estimated costs of completion and required costs for carrying out the sale.

2.31     Provisions

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

2.32     Earnings per share or EPS

Earnings per share are calculated based on the weighted average of the number of shares outstanding during the reporting period. For all presented periods, the Company has not had any potential instruments equivalent to common shares which could have a diluting effect. Thus the basic earnings per share are equivalent to the diluted earnings per share.

Since holders of preferred and common shares are entitled to different dividends, voting rights, and settlements, basic and diluted earnings per share have been calculated according to the “two-class method". The two-class method is a formula for allocation of earnings which determines earnings per preferred share and per common share according to the declared dividends, pursuant to the Company's by-laws and to the rights to participation in non-distributed earnings calculated in accordance with the right to dividends of each share type, as discussed in Note 27.1.5.

Basic and diluted earnings per share are shown in Note 27.1.6.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.33     Financial instruments

Financial assets and liabilities are recorded whenever a Group entity is a party to the terms and conditions of the financial instrument at hand.

Non-derivative financial instruments include cash and cash equivalents, receivables from customers, Recoverable Rate Deficit (Conta de Resultados a Compensar or CRC) transferred to the Government of the State of Paraná, financial investments, accounts receivable in connection with concessions, loans and financing, debentures, transactions with suppliers, accounts payable in connection with concessions (use of public property), and others. These financial instruments are recorded immediately on the date of transaction, i.e., when the corresponding right or liability arises, are initially recorded at fair value plus or minus any transaction costs that are directly attributable. After initial accrual, these instruments are valued as shown below:

Financial assets

2.33.1    Instruments held to maturity

If the Company and/or its subsidiaries are interested in and capable of holding any financial assets until maturity, they are classified as held to maturity. Investments held to maturity are valued at amortized cost according to the effective interest rate method, minus any reductions in their recoverable value.

2.33.2    Instruments available for sale

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.33.3    Financial instruments recorded at fair value through income

Financial instruments are classified and recorded at fair value through income if they are held for dealing or designated as such at initial accrual. Financial instruments are recorded at fair value to income if the Company and/or its subsidiaries manage these investments and make purchase or sale decisions based on their fair value in the context of an investment and risk management strategy set by the Company and/or its subsidiaries. After initial accrual, attributable transaction costs are recorded to income when incurred.

2.33.4    Loans and receivables

This category only comprises non-derivative assets with fixed or ascertainable payments which are not quoted in any active markets. They are recognized according to the amortized cost or effective interest rate methods.

Financial liabilities and equity instruments

2.33.5    Classification as debt or equity instruments

Debt and equity instruments issued by a Group entity are classified as financial liabilities or equity, according to the nature of the underlying agreement and the definitions of financial liability and equity instrument.

2.33.6    Equity instruments

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

2.33.7    Financial liabilities

Financial liabilities are classified as “financial liabilities at fair value recorded to profit and loss” or “other financial liabilities”.

2.33.8    Financial liabilities recorded at fair value to income

Financial liabilities are classified as financial liabilities recorded at fair value through income when they are held for sale or designated at fair value recorded through income.

Net gains or losses recorded to income incorporate interest paid on the financial liabilities. Fair value is determined according to the description contained in Note 33.1.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.33.9    Other financial liabilities

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

2.33.10  Write-offs of financial liabilities

The Group writes off financial liabilities only when its obligations are eliminated and cancelled or settled. The difference between the book value of the written-off financial liability and the corresponding disbursement made or to be made is recorded to income.

2.33.11  Financial instruments – derivatives

The Company maintains investment funds which operate with derivative financial instruments, with the sole purpose of protecting these funds' portfolios.

2.34     New and revised rules and interpretations which have not been adopted yet

The following new rules, alterations and interpretations of rules were issued by IASB, but are not mandatory for the fiscal year of 2011. The anticipated adoption of these rules, though encouraged by the IASB, was not permitted, in Brazil, by the Accounting Standards Committee (CPC). The Company is currently evaluating the impact of these new rules in its consolidated financial statements.

•  IAS 19 - "Employee Benefits”;

•  IAS 1 - "Presentation of Financial Statements";

•  IFRS 9 - "Financial Instruments";

•  IFRS 10 - "Consolidated Financial Statements";

•  IFRS 11 - "Joint Arrangements";

•  IFRS 12 - "Disclosure of Interests in Other Entities”;

•  IFRS 13 - "Fair Value Measurement";

•  IAS 27 - “Consolidated and Separate Financial Statements”; and

•  IAS 28 - “Investments in Associates”.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

There are no other IFRS rules or IFRIC interpretations which are not yet in force and that could cause significant impact on the Group.

3     Cash and Cash Equivalents

	12.31.2011	12.31.2010
Cash and bank accounts	35,081	58,958
Financial investments with immediate liquidity	1,014,044	1,735,458
	1,049,125	1,794,416

Financial investments with immediate liquidity are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These financial investments comprise: Certificates of Deposit (CDs); transactions with repurchase commitments - the issuer (Bank) is committed to buying a security back, and the buyer is committed to selling it. These investments have yielded on average 101% of the variation of the Interbank Deposit Certificate rate as of December 31, 2011 (100% of the variation of the Interbank Deposit Certificate rate as of December 31, 2010).

4     Bonds and Securities

	12.31.2011	12.31.2010
Current assets
Bonds and securities (4.1)	582,019	534,095
Collaterals and escrow accounts	2,668	64,078
	584,687	598,173
Noncurrent assets
Bonds and securities (4.1)	62,589	7,151
Collaterals and escrow accounts (STN - Note 19.2)	37,553	26,280
	100,142	33,431
.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.1       Securities

Category	Level	Index
			12.31.2011	12.31.2010
Securities held for sale
CDB (1 and 2)	2	CDI	92,693	100,785
Committed Operation (3)	2	CDI	43,233	17,328
Committed Operation (2)	2	Selic	4,430	2,961
Committed Operation (2)	1	Pre-Fixed	46,322	98,552
Quotas in Funds (3 and 4)	1	CDI	111	124
NTN - F	1	CDI	31,451	27,309
NTN - B	1	IPCA	1,956	-
LFT (2)	1	Selic	209,942	175,043
LTN (2)	1	Pre-Fixed	103,520	44,482
LFBB	2	CDI	19,296	6,015
LF Caixa	2	CDI	8,270	-
CDB BB	2	CDI	6,205	-
			567,429	472,599
Securities held for trading
Derivatives	1	DI Futuro BMF	1	-
Quotas FI	2	CDI	11,003	-
LFT	1	Selic	39,039	-
DPGE	2	CDI	9,979	-
			60,022	-

Securities held to maturity
LFT (2)	1	Selic	5,920	60,662
LTN (2)	1	Pre-Fixed	-	6,140
Quotas in Funds (3 and 4)	1	CDI	48	1,845
LF Caixa	2	CDI	11,189	-
			17,157	68,647
			644,608	541,246
		Current	582,019	534,095
		NonCurrent	62,589	7,151
Financial Treasury Bonds - LFT
National Treasury Bonds - LTN
National Treasury Bill - Series F - NTN-F
Financial Bills Committed to Banco do Brasil - LFBB
Financial Bills Committed to Caixa Econômica Federal - LFBB

Levels to determine the fair value:
Level 1: obtained from quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: obtained by other variables in addition to the quoted prices included within Level 1 that are observable for the asset or liability.
Level 3: obtained using valuation techniques that include variables for the active or passive, but do not have based on observable market data.

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

Among the main amounts invested, there are:

1)     Investment of R$73,219 as of December 31, 2011 (R$65,612 as of December 31, 2010), in certificates of deposit in Banco do Brasil, yielding 100% of the variation of the DI rate, in a reserve account set up as a guarantee to ANEEL for the construction of the Mauá Power Plant by Copel Geração e Transmissão;

2)     Constitution of collaterals for ANEEL auctions by Copel Geração e Transmissão and Copel Distribuição in the amount of R$34,011 as of December 31, 2011 (R$67,162 as of December 31, 2010);

3)     Constitution of guarantee for Contracts for Sale of Energy in the Regulated Environment – in the Chamber for commercialization of electric energy – CCEE in the amount of R$7,553 as of December 31, 2011 (R$27,146 as of December 31, 2010); and

4)     Constitution of a guarantee for the financing contract agreement signed for the construction of the Mauá Power Plant in the amount of R$18,764 as of December 31, 2011.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

5     Trade Accounts Receivable

	Balances	Overdue	Overdue for
	falling due	up to 90 days	more than 90 days	Total
				12.31.2011	12.31.2010
Customers
Residential	152,271	100,129	21,670	274,070	199,649
Industrial	79,544	47,226	15,348	142,118	184,039
Commercial	99,982	55,614	13,346	168,942	118,540
Rural	20,717	11,555	6,302	38,574	24,004
Public Entities	22,340	19,828	2,561	44,729	43,266
Public lighting	18,753	589	155	19,497	15,673
Public service	15,191	15,558	156	30,905	14,335
Unbilled	288,095	-	-	288,095	198,363
Energy installments plan	32,015	7,669	19,873	59,557	101,841
Energy installments plan - Non Current	25,737	-	-	25,737	40,498
Low income subsidy - Eletrobras	31,734	-	-	31,734	24,376
Fines and charges on energy bills	9,007	4,853	5,763	19,623	9,611
State Government "Luz Fraterna" program	13,886	6,742	18,135	38,763	11,528
Other receivables	3,581	4,714	6,175	14,470	24,289
Other receivables - non current	6,626	-	-	6,626	3,231
	819,479	274,477	109,484	1,203,440	1,013,243
Concessionaires and Permission holder
Energy supplies
CCEAR - auction	145,163	24,427	19,633	189,223	133,004
Bilateral contracts	21,421	-	119	21,540	26,709
CCEE	15,527	-	105	15,632	21,551
Reimbursement to generators	-	-	1,288	1,288	1,194
	182,111	24,427	21,145	227,683	182,458
Charges from using transmission grid
Transmission grid	12,856	1,778	2,361	16,995	21,552
Basic network and connection grid	24,152	546	1,135	25,833	15,104
	37,008	2,324	3,496	42,828	36,656
.
Telecommunications
Telecommunication services	5,849	8,518	1,025	15,392	17,571
Telecommunication services - NC	89	-	-	89	-
	5,938	8,518	1,025	15,481	17,571
.
Gas distribution	26,498	491	316	27,305	18,547
.
Allowance for doubtful accounts (5.1)	-	-	(115,919)	(115,919)	(62,119)
	1,071,034	310,237	19,547	1,400,818	1,206,356
12.31.2011 Current	1,038,582	310,237	19,547	1,368,366
Noncurrent	32,452	-	-	32,452
12.31.2010 Current	941,517	198,873	22,237		1,162,627
Noncurrent	43,729	-	-		43,729

The average collection period for the electricity sold to customers is 12 days and 10 days for concessionaires and other entities permitted to supply electricity.

5.1       Low income customers subsidy

In September 2002, the Company started applying the low income rate to electricity bills based on the new criteria for eligibility as low income customers.

On December 17, 2002, Law no. 10,604 modified the means of compensation to utilities, authorizing the granting of an economic subsidy, in order to contribute to the low price for the low income rate. This subsidy is funded by the dividend surplus owed by Centrais Elétricas Brasileiras S.A. - Eletrobras to the Federal Government, in connection with the sale of power by Federal Government-owned generation companies at power auctions, and by Global Reversal Reserve (RGR) funds.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ANEEL, through different resolutions, set forth a new methodology for the calculation of the economic subsidy to which utilities are entitled, in order to offset the effects of the rate policy applicable to low income customers. As of December 2011, the low income rate was applied to 356,244 customers, who account for 11.7% of the total of 3,042,010 residential customers.

5.2         Allowance for doubtful accounts

Copel’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

		Additions /	Reversal
	Balance	(reversals)	of write offs	Balance
	12.31.2010			12.31.2011
Customers, concessionaires and permission holder
Residential	7,654	30,409	(9,110)	28,953
Industrial	40,761	(4,206)	(11,392)	25,163
Commercial	10,880	10,829	(2,243)	19,466
Rural	69	2,189	(453)	1,805
Public entities	1,453	906	-	2,359
Public lighting	155	(76)	-	79
Public services	2	39	-	41
Concessionaries and permission holder	224	37,146	-	37,370
Telecommunications	921	(52)	(186)	683
	62,119	77,184	(23,384)	115,919
		Additions /	Reversal
	Balance	(reversals)	of write offs	Balance
	01.01.2010			12.31.2010
Customers, concessionaires and permission holder
Residential	6,245	11,680	(10,271)	7,654
Industrial	40,101	5,375	(4,715)	40,761
Commercial	5,863	8,539	(3,522)	10,880
Rural	185	163	(279)	69
Public entities	1,272	221	(40)	1,453
Public lighting	149	6	-	155
Public services	-	2	-	2
Concessionaries and permission holder	203	21	-	224
Telecommunications	931	233	(243)	921
	54,949	26,240	(19,070)	62,119

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Additions /	Reversal
	Balance	(reversals)	of write offs	Balance
	01.01.2009			12.31.2009
Customers, concessionaires and permission holder
Residential	5,544	9,969	(9,268)	6,245
Industrial	40,735	4,800	(5,434)	40,101
Commercial	8,506	275	(2,918)	5,863
Rural	177	297	(289)	185
Public entities	947	325	-	1,272
Public lighting	169	(20)	-	149
Public services	-	1	(1)	-
Utilities	206	(3)	-	203
Utilities - long-term	246	(246)	-	-
Telecommunications	472	675	(216)	931
	57,002	16,073	(18,126)	54,949

The applied criteria, in addition to taking into account management’s experience of the history of losses experienced, also complies with the criteria recommended by ANEEL.

An allowance in the value of R$37,146 was constituted due to differences in the prices billed in the sale of energy from the Mauá Hydro Power Plant. The company is waiting for a decision by ANEEL on its claim to review the schedule of the start of commercial operation of this plant in order to possibly revert this provision.

6     Recoverable Rate Deficit (CRC) Transferred to the State Government of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.y., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortization is secured by resources from dividends.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Maturity of noncurrent installments

	12.31.2011	12.31.2010
2012		62,728
2013	70,242	66,899
2014	74,914	71,348
2015	79,896	76,093
2016	85,209	81,154
2017	90,876	86,551
2018	96,920	92,307
2019	103,366	98,446
2020	110,240	104,993
2021	117,572	111,976
2022	125,391	119,423
2023	133,730	127,365
2024	142,624	135,836
after 2024	49,618	47,258
	1,280,598	1,282,377

Changes in CRC

	Current	Noncurrent
Balance	assets	assets	Total
Balance as of January 01,2010	49,549	1,205,025	1,254,574
Charges	79,546	-	79,546
Monetary variations	2,772	133,396	136,168
Transfers	56,044	(56,044)	-
Amortization	(129,095)	-	(129,095)
Balance as of December 31, 2010	58,816	1,282,377	1,341,193
Charges	84,867	-	84,867
Monetary variations	1,020	63,063	64,083
Transfers	64,842	(64,842)	-
Amortization	(143,683)	-	(143,683)
Balance as of December 31, 2011	65,862	1,280,598	1,346,460

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7     Accounts Receivable Related to Concession

7.1       Change in accounts receivable related to concession

	Current	Noncurrent	Noncurrent
Balance	assets	assets	special liabilities
Balance as of January 1, 2010	44,070	3,045,323	(1,217,103)	1,872,290
Capitalization of intangible assets in progress	-	482,145	(69,889)	412,256
Transfers from non current to current	196,923	(196,923)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(186,293)	-	-	(186,293)
Transfers to fixed assets in use	-	3	-	3
Adjustment to financial assets classified as available for sale	-	3,029	-	3,029
Monetary variations	-	290,312	(139,125)	151,187
Remuneration	-	189,243	-	189,243
Construction income	-	62,037	-	62,037
Write off	-	(25,707)	-	(25,707)
Balance as of December 31, 2010	54,700	3,849,462	(1,426,117)	2,478,045
Effect of 1st consolidation of the Costa Oeste	-	31	-	31
Capitalization of intangible assets in progress	-	613,284	(93,173)	520,111
Transfers from non current to current	218,703	(218,703)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(192,777)	-	-	(192,777)
Transfers to fixed assets in use	-	(1,004)	-	(1,004)
Adjustment to financial assets classified as available for sale (a)	-	(7,282)	-	(7,282)
Monetary variations	-	173,402	(73,021)	100,381
Remuneration	-	326,675	-	326,675
Construction income	-	118,815	-	118,815
Write off	-	(25,895)	-	(25,895)
Balance as of December 31, 2011	80,626	4,828,785	(1,592,311)	3,317,100

7.2       Accounts receivable related to the concession – Distribution

Based on the characteristics set forth under the power distribution concession agreement, Company management believes the conditions are met for the application of Technical Interpretation IFRIC 12 – Concession Contracts, which provides guidelines for the accounting of public service concessions by private operators, so that the power distribution business is properly reflected, comprising:

(a) Estimated portion of investments made and not amortized or depreciated by the end of the concession for being an unconditional right to reimbursement in cash or other financial assets directly by the granting authority; and

(b) Remaining portion after the assessment of the financial asset (residual amount), classified as an intangible asset due its recovery being conditioned upon the rendering of the corresponding public service, i.e., the consumption of power by consumers (see Note 16).

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7.3       Commitments regarding transmission concessions

7.3.1      TL 525 kV Araraquara 2 Taubaté

This transmission line was awarded to the Company at ANEEL auction 001/10, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to TL 525 kV Araraquara 2 Taubaté amounted to R$239,202 as of December 31, 2011.

7.3.2      Substation Cerquilho III 230 kV

This 230/138 kV (300MVA) substation was awarded to the Company at ANEEL auction 001/10 – ANEEL, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to Substation Cerquilho III, amounted to R$43,182 as of December 31, 2011.

8     Other Receivables

	12.31.2011	12.31.2010
Current assets
Services in progress, net	71,256	110,374
Partnership in consortiums	29,483	-
Advance payments to employees	11,588	9,126
Decommissioning in progress	9,359	6,284
Advance payments to suppliers	7,162	3,248
Purchase of fuel by CCC	6,875	2,406
Services provided to third parties	5,735	3,631
Disposal of property and rights	4,928	9,048
Installment plan for Onda Provedor de Serviços	4,348	4,348
Advance payments for judicial deposits	3,514	9,927
Payroll of employees assigned to recover	2,884	4,174
Lease of the Araucária power plant	2,730	4,296
Allowance for doubtful debts	(8,351)	(9,979)
Other receivables	9,802	4,186
	161,313	161,069
Noncurrent assets
Advance payments to suppliers	11,982	9,902
Compulsory loans	3,044	2,833
Disposal of property and rights	2,007	2,325
Other receivables	190	164
	17,223	15,224

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

8.1       Service in progress

This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose, in compliance with the applicable regulations.

8.2       Allowance for doubtful accounts

The allowance for doubtful accounts refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely.

9     Inventories

		Operation/Maintenance
	12.31.2011	12.31.2010
Copel Geração e Transmissão	23,714	24,429
Copel Distribuição	69,580	83,893
Copel Telecomunicações	9,015	11,758
Compagas	1,491	1,344
Elejor	-	-
UEG Araucária	3	-
	103,803	121,424

10  Taxes

10.1     Income tax (IR) and social contribution (CSLL)

	12.31.2011	12.31.2010
Net income for the period
IR and CSLL paid in advance	678,745	518,889
IR and CSLL to be compensated	(451,730)	(348,557)
IRRF on JSCP to be compensated with liabilities	(11,634)	(12,119)
	215,381	158,213
Noncurrent assets
IR and CSLL paid in advance	18,714	12,341
	18,714	12,341
Current liabilities
IR and CSLL payable	603,520	501,806
IR and CSLL to be compensated	(451,730)	(348,557)
	151,790	153,249

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Amounts recorded as corporate income tax (IRPJ) and social contribution (CSLL) paid in advance refer to amounts paid in advance and corporate tax return (DIPJ) credits, which are compensated with the respective taxes payable by each company, pursuant to the Brazilian tax legislation.

10.2     Deferred income tax and social contribution

Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

10.2.1    Deferred income tax and social contribution tax credits

	12.31.2011	12.31.2010
Noncurrent assets
Tax losses and negative tax basis	2,486	10,966
Private pension and health plans	154,108	135,384
Transitional tax system - RTT	16,142	7,774
Other temporary additions	-	-
Provisions for legal claims	346,697	264,645
Allowance for doubtful debts	43,407	24,477
Amortization - concession	36,173	35,917
Provision for impact of grid charges	6,922	6,922
Provision for financing	4,756	3,659
Provision for energy purchases	99,567	-
Provision for profit sharing	17,182	-
Interest on own capital	16,666	17,966
Other	1,074	-
	745,180	507,710
Noncurrent liabilities
Transitional tax system - RTT	-	-
Effects from applying IAS 16 - Deemed cost	758,473	802,556
Effects from applying IFRIC 12 - concession contracts	125,450	47,607
Effects from applying IAS 39 - Financial Instruments	7,962	-
Other temporary exclusions	-	-
Capitalization of financial charges	5,356	4,595
Provisions for negative goodwill	25,297	25,297
Gas supply	5,372	7,163
	927,910	887,218
Net	(182,730)	(379,508)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Tax credits related to the healthcare plan are realized according to the actuarial evaluation prepared annually by an independent actuary, pursuant to the rules set forth in CVM Resolution no. 600/2009. Deferred taxes on all other accruals will be realized as judicial rulings are issued.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, without expiration period.

The Company’s Administration Council and Fiscal Council both approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, which points out to the realization of deferred taxes. According to the estimate of future taxable income, the realization of deferred taxes is shown below:

	Estimated	Actual	Estimated
	realizable	realized	realizable
.	amount	amount	amount
2011	17,311	186,347	-
2012	-	-	178,211
2013	-	-	28,286
2014	-	-	16,603
2015	-	-	233,836
2016	-	-	32,436
2017 to 2019	-	-	(149)
2020 to 2022	-	-	34,221
after 2022	-	-	(706,174)
	17,311	186,347	(182,730)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

10.2.2    Changes in deferred income tax and social contribution

			Recognized	Recognized			Recognized	Recognized			Comp. with	Recognized
			directly	in other			directly	in other			installments	in other
	Balance	Recognized	in net	comprehensive	Balance	Recognized	in net	comprehensive	Balance	Recognized	of debt	comprehensive	Balance
Consolidated	01.01.2009	in income	equity	results	31.12.2009	in income	equity	results	31.12.2010	in income	Law 11,941	results	31.12.2011
Noncurrent assets
Tax losses and negative tax basis	16,355	6,991	-	-	23,346	(12,380)	-	-	10,966	(1,170)	(7,310)	-	2,486
Private pension and health plans	147,691	(23,849)	-	-	123,842	11,542	-	-	135,384	18,724	-	-	154,108
Transitional tax system - RTT	-	20,728	-	-	20,728	-	(12,954)	-	7,774	8,368	-	-	16,142
Other temporary additions
Provisions for legal claims	168,486	3,594	-	-	172,080	92,591	(26)	-	264,645	82,052	-	-	346,697
Allowance for doubtful debts	22,959	(609)	-	-	22,350	2,493	(366)	-	24,477	18,930	-	-	43,407
Amortization - concession	19,088	621	-	-	19,709	16,208	-	-	35,917	256	-	-	36,173
Provision for impact of grid charges	6,922	-	-	-	6,922	-	-	-	6,922	-	-	-	6,922
Provision for financing	4,563	(1,272)	-	-	3,291	368	-	-	3,659	1,097	-	-	4,756
Provision for energy purchases	-	-	-	-	-	-	-	-	-	99,567	-	-	99,567
Provision for profit sharing	-	-	-	-	-	-	-	-	-	17,182	-	-	17,182
Interest on own capital	-	-	-	-	-	17,966	-	-	17,966	(1,300)	-		16,666
Other	12,809	(7,195)	-	-	5,614	(5,614)	-	-	-	1,073	-	-	1,073
	398,873	(991)	-	-	397,882	123,174	(13,346)	-	507,710	244,779	(7,310)	-	745,179
Noncurrent liabilities
Transitional tax system - RTT	-				-
Effects from applying CPC 27 - Deemed cost	906,721	(51,979)	-	-	854,742	(39,680)	(12,506)	-	802,556	(44,083)	-	-	758,473
Efeitos da aplicação do ICPC 01 - Concession contracts	(7,587)	13,774	-	5,905	12,092	35,515	(1,030)	1,030	47,607	80,319	-	(2,476)	125,450
Effects from applying CPC 38 - Financial Instruments	-	-	-	-	-	-	-	-	-	5,035	-	2,927	7,962
Other temporary exclusions	-				-						-	-	-
Capitalization of financial charges	2,551	(2,551)	-	-	-	1,612	2,983	-	4,595	761	-	-	5,356
Provisions for negative goodwill	25,297	-	-	-	25,297	-	-	-	25,297	-	-	-	25,297
Gas supply	8,039	914	-	-	8,953	(1,790)	-	-	7,163	(1,791)	-	-	5,372
	935,021	(39,842)	-	5,905	901,084	(4,343)	(10,553)	1,030	887,218	40,241	-	451	927,910
Net	(536,148)	38,851	-	(5,905)	(503,202)	127,517	(2,793)	(1,030)	(379,508)	204,538	(7,310)	(451)	(182,730)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

10.3     Other recoverable taxes and other taxes payable

	12.31.2011	12.31.2010
Current assets
Recoverable ICMS (VAT) (10.3.1)	40,845	36,785
Recoverable PIS/Pasep and Cofins taxes	60,486	7,966
PIS/Pasep and Cofins to be offset against liabilities	(51,411)	(7,966)
Other recoverable taxes	437	751
	50,357	37,536
Noncurrent assets
Recoverable Federal Taxes	11	-
ICMS (VAT) payable (10.3.1)	76,166	82,029
Recoverable income tax with held on finance investments	1,735	2,833
	77,912	84,862
Current liabilities
ICMS (VAT) payable	193,808	173,989
PIS/Pasep and Cofins payable	74,579	75,511
PIS/Pasep and Cofins to be offset against assets	(51,411)	(7,966)
Tax Recovery Programs (10.3.2)	37,221	94,887
IRRF on JSCP	31,027	45,813
IRRF on JSCP to be offset against assets	(11,634)	(12,119)
Other taxes	14,867	8,756
	288,457	378,871
Noncurrent liabilities
ICMS (VAT) payable	152	623
Tax Recovery Programs (10.3.2)	-	31,629
	152	32,252

10.3.1    Recoverable ICMS (VAT)

Of the amounts recorded as recoverable ICMS (VAT), R$117,022 refers to credits from the acquisition of property, plant and equipment under Supplemental Law no. 87/96, which shall be recovered monthly at the rate of 1/48 pursuant to Supplemental Law no. 102, dated July 11, 2000.

10.3.2    Tax recovery programs

.
	Value of debt	Benefits Law 11,941	Tax loss carryforward	Selic interest	Corrected debt value	Anticipation	Balance of corrected debt
Law 11,941/09
IRPJ	43,256	(8,898)	(3,123)	3,262	34,497	(29,466)	5,031
CSLL	5,925	(1,460)	(428)	454	4,491	(4,104)	387
Cofins	43,198	(9,633)	(3,118)	3,317	33,764	(29,970)	3,794
PIS/Pasep	8,893	(1,992)	(642)	732	6,991	(6,610)	381
Cofins Rescission Claim	229,933	(80,927)	-	18,265	167,271	(139,739)	27,532
INSS	311	(93)	-	42	260	(164)	96
	331,516	(103,003)	(7,311)	26,072	247,274	(210,053)	37,221

The effect on the consolidated profit and loss statement for the fiscal year 2011, recorded as financial expenses, was of R$9,359 (Note 30).

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

Due to the risk classification of this action as a probable loss, the Company had recorded a provision in the amount of R$184,464, comprising R$61,872 in principal and R$122,165 in Selic interest. Considering the level of risk of this action as probable, the Company chose to include it in the scheme for payment in installments established by Law 11,941 of May 27, 2009, with payment in 30 installments, considering the benefits of a reduction in the charges on arrears. Accordingly, the total debt, with the increase of a fine on arrears in the amount of R$12,375, now became R$196,839.

On June 29, 2011, the Brazilian Federal Revenue Department consolidated the debt, in which the difference of the ex-officio fine was included only in the notice of infraction related to 1998, and additional interest in the amount of R$33,094. Accordingly, the total amount of the debt now became R$229,933. After the consolidation of this debt, considering the benefits of a decrease in charges on arrears of R$80,927, the debt related to the rescissory action now became R$149,006.

Debts of the National Institute of Social Security (INSS) referring to the Tax Notification of Issuing of Debt no 35.273.873-1 were also included in the consolidation in the amount of R$311, which when the benefits of payment in installments were included, results in a debt of R$218.

Accordingly, the Company's total debt included in the payment in installments is R$149,224. Considering the Selic interest on the payment in installments, as established in paragraph 3 of article 3 of the above-mentioned law until December 31, 2011, in the amount of R$18,307, and also considering prepayments in the amount of R$139,903, the balance of the debt amounts to R$27,628.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

With respect to Copel Distribuição, tax debts referring to income tax (IRPJ) and social contribution on net income (CSLL) for February 2004 and to income tax for December 2007, March and April 2008, which total R$49,181, were included in the aforementioned payment in installments. These taxes were settled in their respective accrual periods through Declarations of Offsetting (Dcomp), which were not ratified by the Federal Revenue Department. Furthermore, in the same scheme for payment in installments debts related to the review of the calculation basis for PIS/Pasep and Cofins from 2005 to 2008, which after consolidation amounted to R$52,091, were included.  The benefits of the decrease in the charges on arrears granted by Law 11,941/09, in the scheme for payment in 30 installments, amount to R$21,983. In the consolidation of the debt before the Federal Revenue Department, tax loss carry forwards and the negative calculation base of CSLL were used for settlement of part of the charges on arrears  in the amount of R$7,311.

Accordingly, the total debt of Copel Distribuição included in the scheme for payment in installments is R$71,978. With the addition of Selic interest on the payment in installments, as established in paragraph 3 of article 3 of the above-mentioned law until December 31, 2011 in the amount of R$7,765, and also considering prepayments in the amount of R$70,150, the balance of the debt amounts to R$9,593.

Copel has rigorously fulfilled its obligations in connection with these installment plans.

10.4     Reconciliation of the provision for income tax and social contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

	12.31.2011	12.31.2010
Income before IRPJ and CSLL	1,583,916	1,380,732
IRPJ and CSLL (34%)	(538,531)	(469,449)
Tax effects on:
Interest on own capital	121,023	70,319
Dividends	1,158	432
Equity in earnings of subsidiaries	11,054	31,023
Finam	(270)	-
Non deductible expenses	(11,892)	(3,247)
Tax benefits Law 11,941/09	7,087	-
Tax incentives	9,908	4,856
Interest on own capital - provision	-	-
Others	(6,599)	(4,385)
Current IRPJ and CSLL	(611,601)	(497,968)
Deferred IRPJ and CSLL	204,539	127,517
Actual rate - %	25.7%	26.8%

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11  Prepaid Expenses

	12.31.2011	12.31.2010
Current assets
Insurance premiums	4,527	4,855
Program of incentive to alternative energy sources - Proinfa	36	35
Other	25	75
	4,588	4,965

12  Judicial Deposits

	31.12.2011	31.12.2010
Taxes claims	226,566	231,429
Labor claims	72,873	73,596
Civil
Suppliers	92,853	73,400
Civil	24,706	14,197
Easements	6,823	2,144
Customers	2,289	1,677
	126,671	91,418
.
Others	4,707	4,256
	430,817	400,699

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13  Receivable from Related Parties

	12.31.2011	12.31.2010
Associated companies
Dividends and/or interests on own capital
Dona Francisca Energética	2,303	955
Sanepar	15,603	4,896
.	17,906	5,851
Other related party
Paineira Participações e Empreendimentos	-	1,575
	-	1,575
	17,906	7,426
Current asset (Dividends receivable)	17,906	5,851
Non current asset	-	1,575

13.1     Financing transferred - STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they also remain registered in the parent company.

This financing is transferred and incurs the same charges assumed by the Company and is reported separately, as receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 19.2).

13.2     Loan Contract - Copel Distribuição

On February 27, 2007, ANEEL approved the loan contract agreed between the Company (lender) and Copel Distribuição (borrower), for the amount of R$1,100,000. The loan is for a period of five years, bearing interest of 104% of the DI rate, and the funds were allocated to the concession investment program and payment of the debentures transferred to Copel Distribuição, which matured on March 1, 2007.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.3     Loan Contract – Elejor

On April 7, 2004, a loan contract was signed between Copel (lender) and Elejor (borrower), for the purpose of guaranteeing the continuity of the project to construct the Fundão – Santa Clara Hydroelectric Energy Complex, approved by the regulatory agency, through dispatch ANEEL no. 2876 of December 5, 2006, it started being remunerated by the TJLP interest rate plus a fixed rate of 4.5% p.a.

As deliberated on the 36th Extraordinary general meeting of December 9, 2010 of Elejor, after paying/returning the advance for future capital increase, the company started paying the above-mentioned loan contract. In 2011, payments made summed R$23,595.

14  Investments

The information derived from our investees for the years ended December 31, 2011 and 2010  has been prepared in accordance with IFRS as issued by the  International Accounting Standards Board, based on the accounting policies of the Company, which are shown below:

14.1     Change in investments

			Equity	Investment	Proposed	Prov.	Amortization	Transf.
	Balance as of	Shareholders'	evaluation	and	dividends	for	of concession	for		Balance as of
	12.31.2010	equity	adjustments	Afac	and IOC	losses	rights	disposal	Write-off	12.31.2011
Associated companies
Sanepar	323,814	39,712	-	-	(18,357)	-	(730)	-	-	344,439
Sercomtel - Telecomunicações	72,464	(2,123)	-	-	-	-	-	-	-	70,341
Dona Francisca	50,161	7,954	-	-	(5,053)	-	-	-	-	53,062
Foz do Chopim	17,086	10,267	-	-	(9,951)	-	-	-	-	17,402
Carbocampel	1,224	(28)	-	110	-	-	-	-	-	1,306
Dois Saltos Empreend.	300	-	-	-	-	-	-	-	-	300
Copel Amec	156	9	-	-	-	-	-	-	-	165
Escoelectric	37	(136)	-	99	-	-	-	-	-	-
	465,242	55,654	-	209	(33,360)	-	(730)	-	-	487,015
Other investments
Finam	2,456	-	-	-	-	(189)	-	-	-	2,267
Finor	769	-	-	-	-	(156)	-	-	-	613
Investco S.A.	7,903	-	442	-	-	-	-	-	-	8,345
Assets for future use	4,538	-	-	-	-	-	-	(38)	(210)	4,290
Other investments	2,542	-	5,205	38,948	-	(53)	-	-	(14)	46,628
	18,208	-	5,647	38,948	-	(398)	-	(38)	(224)	62,143
	483,450	55,654	5,647	39,157	(33,360)	(398)	(730)	(38)	(224)	549,158
(1) Afac - Advance for future capital increase
(2) Amazon investment fund - Finam
(3) Northeast investment fund - Finor

			Investment	Proposed	Amortization		Transfers	Provision
	Balance as of	Shareholders'	and	dividends	of concession	Exchange	to intangible	for		Balance as of
	01.01.2010	equity	Afac	and IOC	rights	Variation	assets	losses and others	Write-off	12.31.2010
Associated companies
Sanepar	308,243	22,062	-	(5,761)	(730)	-	-	-	-	323,814
Dona Francisca	19,616	33,962	-	(3,417)	-	-	-	-	-	50,161
Sercomtel - Telecomunicações	39,863	32,601	-	-	-	-	-	-	-	72,464
Foz do Chopim	16,616	10,075	-	(9,605)	-	-	-	-	-	17,086
Carbocampel	1,117	24	83	-	-	-	-	-	-	1,224
Dois Saltos Empreend.	300	-	-	-	-	-	-	-	-	300
Copel Amec	154	2	-	-	-	-	-	-	-	156
Escoelectric	(679)	611	105	-	-	-	-	-	-	37
	385,230	99,337	188	(18,783)	(730)	-	-	-	-	465,242
Other investments
Finam	2,456	-	-	-	-	-	-	-	-	2,456
Finor	858	-	-	-	-	-	-	(89)	-	769
Investco S.A.	7,903	-	-	-	-	-	-	-	-	7,903
Assets for future use	4,553	-	-	-	-	-	(15)	-	-	4,538
Other investments	4,653	-	(8)	-	-	511	-	(2,025)	(589)	2,542
	20,423	-	(8)	-	-	511	(15)	(2,114)	(589)	18,208
	405,653	99,337	180	(18,783)	(730)	511	(15)	(2,114)	(589)	483,450

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

14.2     Main information about Copel’s investees

						Net	Part.
	Main			Shareholders'		income	Group
12.31.2011	activity	Assets (1)	Liabilities (1)	equity (1)	Revenues	(loss) (1)%
Cia. Saneamento do Paraná - Sanepar	Basic sanitation	2,502,822	1,515,756	987,066	784,078	114,286	34.75
Sercomtel S.A. - Telecom.	Telecommunications	275,620	119,307	156,313	138,597	(4,723)	45.00
Foz do Chopim Energética Ltda.	Energy	51,148	2,498	48,650	35,124	29,122	35.77
Dona Francisca Energética S.A.	Energy	309,625	79,226	230,399	84,613	34,532	23.03
Sercomtel Celular S.A.	Telecommunications	18,903	36,073	-	27,065	2,429	45.00
Dois Saltos Empreend. de Ger. de Energia Elétrica Ltda.	Energy	1,350	350	1,000	-	-	30.00
Copel Amec S/C Ltda.	Energy	348	4	344	-	19	48.00
Carbocampel S.A.	Serv. and consulting	3,553	1,111	2,442	-	(53)	49.00
Escoelectric Ltda.	Serv. and consulting	2,747	5,516	(2,769)	-	(122)	40.00
(1) Balances adjusted to accounting practices

						Net	Part.
	Main			Shareholders'		income	Group
12.31.2010	activity	Assets (1)	Liabilities (1)	equity (1)	Revenues	(loss) (1)%
Cia. Saneamento do Paraná - Sanepar	Basic sanitation	2,332,805	1,407,194	925,611	666,123	63,489	34.75
Sercomtel S.A. - Telecom.	Telecommunications	273,953	112,921	161,032	144,320	20,472	45.00
Foz do Chopim Energética Ltda.	Energy	50,250	2,483	47,767	34,260	28,167	35.77
Dona Francisca Energética S.A.	Energy	297,342	79,542	217,800	58,955	142,864	23.03
Sercomtel Celular S.A.	Telecommunications	10,801	31,317	-	29,715	(6,902)	45.00
Dois Saltos Empreend. de Ger. de Energia Elétrica Ltda.	Energy	1,350	350	1,000	-	-	30.00
Copel Amec S/C Ltda.	Energy	327	2	325	-	11	48.00
Carbocampel S.A.	Serv. and consulting	3,553	1,058	2,495	-	(52)	49.00
Escoelectric Ltda.	Serv. and consulting	2,628	4,848	(2,220)	-	1,600	40.00
(1) Balances adjusted to accounting practices

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

14.2.1    Sanepar

In 1998, the acquisition of shares in Sanepar by Dominó Holdings S.A. generated the concession right for the total amount of R$24,316, which at December 31, 2011 reported a balance of R$3,242. Copel’s proportional investment (45%), in this balance corresponded to R$1,459 and is being amortized over 15 years, starting from 1999, at the rate of R$61 per month, and the amount registered to profit/loss in 2011 was R$730 (R$730 in 2010).

The Company indirectly owns a 15.64% investment on Sanepar. However, due to the Company's abilty to exercise significant influence in Sanepar, Copel accounts this investment using the equity method.

14.2.2    Sercomtel

The impairment testing of the Company’s assets, which was concluded in December 2009, adopted, when applicable, the same assumptions stated in the note on property, plant and equipment (Note 15.6) and identified, with a reasonable level of assurance, that the assets tied to the associated company Sercomtel S.A. Telecomunicações were stated above their recoverable values by R$12,580 (R$12,538 in 2010) and R$6,195 (R$6,195 in 2010), respectively.

14.3     Main account groups of assets, liabilities and income of the joint ventures

The main items of assets, liabilities and statement of operations of the joint ventures, as well as the corresponding consolidated shares, are shown below:

14.3.1    Dominó Holdings S.A.

Dominó Holdings S.A.	Balance as of 12.31.2011		Balance as of 12.31.2010
	Adjusted balance(1)	Share (45%)	Adjusted balance(1)	Share (45%)
.
ASSETS	802,228	361,002	733,985	330,292
Current assets	36,591	16,466	14,181	6,381
Noncurrent assets	765,637	344,536	719,804	323,911
.
LIABILITIES	802,228	361,002	733,985	330,292
Current liabilities	33,436	15,046	10,995	4,947
Noncurrent liabilities	7	3	7	3
Shareholders' equity	768,785	345,953	722,983	325,342
.
Statement of income
Operational expenses	(3,372)	(1,518)	(2,843)	(1,279)
Financial income	(3,543)	(1,594)	(956)	(431)
Equity in income of subsidiaries	88,247	39,711	49,024	22,061
Provision for Income tax and social contribution	-	-	(9)	(4)
Net income for the year	81,332	36,599	45,216	20,347
.
(1) Balances adjusted to accounting practices

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

14.3.2    Other joint ventures

Balance 12.31.2011	Costa Oeste		Marumbi		Sul Brasileira		Dreen Cutia
	Original balance	Part. (51%)	Original balance	Part. (80%)	Original balance	Part. (20%)	Original balance	Part. (49.9%)
.
ASSET	437	223	10	8	10	2	9,931	4,955
Current assets	375	192	10	8	10	2	25	12
Non-Current assets	62	31	-	-	-	-	9,906	4,943

LIABILITIES	437	223	10	8	10	2	9,931	4,955
Current liabilities	37	19	-	-	-	-	311	155
Non-current liabilities	-	-	-	-	-	-	934	466
Net equity	400	204	10	8	10	2	8,686	4,334
.
STATEMENT OF INCOME
Operational expenses	-	-	-	-	-	-	(531)	(265)
Net income	-	-	-	-	-	-	(531)	(265)
.

14.4     Other investments

14.4.1    Other investments classified as available for sale

In 2011, based on the average price negotiated in BMF&BOVESPA on December 13, 2011 (December 10, 2010), Copel updated the market value for their investments in investment funds Fundo de Investimentos da Amazônia – Finam and in the Fundo de Investimentos do Nordeste – Finor:

	Quantity	Average price	Market	Average price	Market
	of	in Dec.2011	Value	in Dec.2010	Value
Company	quota	(R$ per thousand shares)	Thousand R$	(R$ per thousand shares)	Thousand R$
.			12.31.2011		12.31.2010
Finam	18,891,053	0.12	2,267	0.13	2,456
Finor	1,114,618	0.55	613	0.69	769
			2,880		3,225

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Other investments in companies with shares traded in stock exchanges were updated based in their price as of December 31, 2011, as demonstrated below:

	Quantity		Listing on the	Market
	of		stock exchange	value
Company	shares	Type	R$ per share	R$ thousand
Tractebel Energia S.A.	180,888	ON	29.96	5,419
Eletrosul - Centrais Elétricas S.A.	14,195	ON	32.26	458
Telefônica Brasil S.A.	7,859	ON	35.50	279
Telefônica Brasil S.A.	675	PN	35.50	24
TIM Participações S.A.	11,804	ON	9.24	109
Cia. de Eletricidade do Estado da Bahia - Coelba	1,643	PNA	46.00	76
Centrais Elétricas do Pará S.A. - Celpa	7,464	PNA	9.95	74
Embratel Participações S.A.	2,476,773	ON	0.0090	22
Embratel Participações S.A.	301,949	PN	0.0091	3
Telebras - Telecomunicações Brasileiras S.A.	377	ON	38.00	14
Telebras - Telecomunicações Brasileiras S.A.	30	PN	17.50	1
Centrais Elétricas do Pará S.A. - Celpa	1,057	PNB	9.0000	10
				6,489

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

14.4.2    Advance for future investment

In November, 2011, the contract for purchase and sale of 49.9% of the representative shares of São Bento Energia, Investimentos e Participações S.A, which holds corporate control of companies GE Olha D’Água S.A, GE Boa Vista S.A, GE Farol S.A and GE São Bento do Norte S.A, which holds the concession grants of Centrais Geradoras Eólicas Olha D’Água, Boa Vista, Farol and São Bento do Norte, respectively, was signed. The contract will only be effective after approvals of the deal by ANEEL, by the Economic Defense Administrative Council – CADE and by the National Socio-Economic Development Bank – BNDES, which is the bank financing the funds necessary to the investment, construction and operation of the above-mentioned wind power generation enterprises held by the controlled companies. The funds provided, which amount to R$38,945, were classified as an advance for future investment. In case the approvals are not obtained in the 6 months period starting from November 30, 2011, the seller is obliged to repay the funds adjusted by the variation of the National Prices Index – IGPM.

14.5     Financial statements of subsidiaries and the joint venture

Presented below are the statement of financial position and statement of income as of December 31, 2011 and December 31, 2010, reclassified for purposes of ensuring consistency of the account plan, of the controlled companies: Copel Geração e Transmissão (GET), Copel Distribuição (DIS), Copel Telecomunicações (TEL), Compagas (COM), Elejor (ELE), UEG Araucária (UEG), Copel Empreendimentos (CEM), Centrais Eólicas do Paraná (CEO), Dominó Holdings (DOM) and others. In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form:

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	GET	DIS	TEL	COM	ELE	UEG	Other
12.31.2011

TOTAL ASSETS	8,798,298	7,629,993	353,370	276,419	764,180	641,044	370,282
Current Assets	1,125,305	2,150,339	44,395	77,320	37,102	151,645	19,714
Cash and cash equivalents	216,495	647,783	8,348	41,047	17,851	86,318	3,526
Bonds and securities	487,406	33,735	-	48	616	60,049	-
Restricted financial investments - Pledges and related deposits	1,957	5	-	706	-	-	-
Trade account receivable	247,377	1,104,328	18,253	32,715	18,366	-	90
Dividends receivable	-	-	-	-	-	-	15,603
CRC transferred to the State Government of Paraná	-	65,862	-	-	-	-	-
Accounts receivable related to concession	80,626	-	-	-	-	-	-
Other receivables	61,855	95,030	1,098	540	1	2,944	22
Inventories	23,714	69,579	9,015	1,491	-	3	-
Income tax and social contribution	2,243	87,484	3,958	1	-	2,322	465
Other current taxes recoverable	1,544	44,871	3,369	564	-	9	-
Prepaid expenses	2,088	1,662	354	208	268	-	8
Noncurrent Assets	7,672,993	5,479,654	308,975	199,099	727,078	489,399	350,568
Long Term Assets	1,277,702	4,229,128	18,403	23,263	16,237	20,699	128
Financial investments	61,931	38,211	-	-	-	-	-
Trade account receivable	-	32,363	89	10,534	-	-	-
CRC transferred to the State Government of Paraná	-	1,280,598	-	-	-	-	-
Judicial deposits	20,349	185,994	885	301	95	249	97
Accounts receivable related to concession	1,011,240	2,225,203	-	-	-	-	31
Advance to suppliers	-	-	-	11,982	-	-	-
Other receivables	1,878	3,172	-	191	-	-	-
Income tax and social contribution	-	-	-	-	-	18,714	-
Other noncurrent taxes recoverable	2,231	64,827	9,118	-	-	1,736	-
Deferred income tax and social contribution	180,073	398,760	8,311	255	16,142	-	-
Investments	386,873	4,012	-	-	-	-	344,439
Property, plant and equipment, net	5,969,262	-	273,787	-	496,410	468,576	1,088
Intangible assets	39,156	1,246,514	16,785	175,836	214,431	124	4,913

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	GET	DIS	TEL	COM	ELE	UEG	Other
12.31.2011

TOTAL LIABILITIES	8,798,298	7,629,993	353,370	276,419	764,180	641,044	370,282
CURRENT LIABILITIES	1,141,261	1,708,165	47,532	62,991	65,331	3,669	15,251
Payroll, social charges and accruals	56,228	151,184	13,490	2,734	181	106	19
Suppliers	211,100	531,187	7,000	43,054	3,048	3,130	21
Income tax and social contribution	133,348	-	-	7,526	6,987	-	-
Other tax liabilities	21,385	214,128	4,390	1,788	4,187	411	893
Loans and financing	59,152	17,619	-	48	-	-	-
Minimum compulsary dividend payable	600,659	508,695	20,649	7,702	3,702	-	14,184
Post employment benefits	9,785	24,612	1,640	-	-	-	-
Customer charges payable	4,047	66,464	-	-	-	-	-
Research and development and energy efficiency	13,943	140,918	-	-	2,054	-	-
Payable related to concession - use of public property	615	-	-	-	44,041	-	-
Other accounts payable	30,999	53,358	363	139	1,131	22	134
NON CURRENT LIABILITIES	1,917,248	2,255,993	41,098	6,948	651,464	152	469
Associated and subsidiary companies	-	781,031	23,000	-	305,936	-	-
Suppliers	118,530	-	-	-	-	-	466
Tax liabilities	-	-	-	-	-	152	-
Deferred income tax and social contribution	823,222	66,057	-	5,372	-	-	-
Loans and financing	437,549	708,607	-	-	-	-	-
Post employment benefits	117,851	295,899	17,883	1,205	-	-	-
Research and development and energy efficiency	34,523	60,126	-	-	-	-	-
Payable related to concession - use of public property	25,505	-	-	-	344,937	-	-
Other accounts payable	-	-	-	53	-	-	-
Provisions for legal claims	360,068	344,273	215	318	591	-	3
SHAREHOLDERS' EQUITY	5,739,789	3,665,835	264,740	206,480	47,385	637,223	354,562
Capital	3,505,994	2,624,841	194,755	135,943	35,503	707,440	121,270
Capital reserve	-	-	-	-	-	-	-
Equity valuation adjustments	1,440,745	8,657	-	-	-	-	3,951
Legal reserve	212,108	135,294	5,306	16,258	779	-	16,547
Profit retention reserve	145,364	883,575	62,685	43,851	11,103	-	1,024
Unrealized revenue reserve	-	-	-	10,428	-	-	212,087
Additional proposed dividend	435,578	13,468	1,994	-	-	-	-
Accumulated profits (losses)	-	-	-	-	-	(70,217)	(317)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME	GET	DIS	TEL	COM	ELE	UEG	Other
12.31.2011

OPERATING REVENUES	2,039,045	5,490,064	157,803	291,376	195,984	29,740	927
Eletricity sales to final customers	102,934	2,233,335	-	-	-	-	-
Electricity sales to distributors	1,437,298	91,789	-	-	195,949	-	927
Availability of grid system	346,255	2,505,499	-	-	-	-	-
Construction income	118,816	606,620	-	16,290	-	-	-
Telecommunications	-	-	157,803	-	-	-	-
Distribution of piped gas	-	-	-	273,933	-	-	-
Leasing and rents	1,207	56,058	-	-	-	32,804	-
Other operating income	32,535	(3,237)	-	1,153	35	(3,064)	-
OPERATING COSTS AND EXPENSES	(1,351,074)	(5,038,081)	(114,437)	(248,001)	(71,877)	(54,043)	(2,357)
Energy purchased for resale	(72,357)	(2,365,587)	-	-	(733)	-	-
Charges from use of grid system	(193,357)	(505,869)	-	-	(9,740)	(12,938)	-
Personnel and management	(240,858)	(657,382)	(58,341)	(15,096)	(1,913)	(998)	(26)
Private pension and healthcare plans	(37,860)	(104,234)	(7,113)	(1,142)	-	-	-
Materials	(16,104)	(66,018)	(1,730)	(1,102)	(219)	(92)	(264)
Raw material and supplies - energy production	(23,047)	-	-	-	-	(1,984)	-
Natural gas and supplies - gas operations	-	-	-	(186,931)	-	-	-
Third parties services	(84,802)	(307,494)	(17,769)	(12,120)	(8,450)	(7,082)	(815)
Depreciation and amortization	(258,907)	(193,969)	(24,523)	(12,648)	(28,347)	(33,080)	(937)
Provisions and reversals	(173,119)	(122,332)	734	65	(246)	3,053	-
Construction costs	(108,533)	(606,620)	-	(16,290)	-	-	-
Compensation for use of water resources	(118,691)	-	-	-	(6,651)	-
Other operational costs and expenses	(23,439)	(108,576)	(5,695)	(2,737)	(15,578)	(922)	(315)
EQUITY IN EARNINGS OF SUBSIDIARIES	(3,487)	-	-	-	-	-	39,711
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	684,484	451,983	43,366	43,375	124,107	(24,303)	38,281
Financial income (expenses)	101,643	256,721	2,923	6,136	(103,619)	17,297	(599)
OPERATIONAL	786,127	708,704	46,289	49,511	20,488	(7,006)	37,682
Income tax and social contribution	(264,556)	(297,653)	(12,472)	(18,294)	(13,323)	-	(348)
Deferred income tax and social contribution	77,349	124,835	1,883	1,214	8,418	-	-
NET INCOME (LOSS) FOR THE YEAR	598,920	535,886	35,700	32,431	15,583	(7,006)	37,334
							-

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSET 12.31.2010	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM

TOTAL ASSETS	8,485,910	6,708,119	291,909	263,498	803,967	654,107	10,389	330,292
CURRENT ASSETS	1,705,037	1,963,891	42,797	65,249	43,361	155,136	9,101	6,381
Cash and cash equivalents	1,163,455	669,079	6,942	37,769	21,053	147,720	8,923	1,006
Bonds and securities	146,454	30,813	-	-	5,227	26	-	-
Restricted financial investments - Pledges and related deposits	63,473	201	-	404	-	-	-	-
Trade account receivable	213,070	931,463	19,929	24,009	16,220	-	102	-
Dividends receivable	4,480	-	-	-	-	-	-	4,896
CRC transferred to the State Government of Paraná	-	58,816	-	-	-	-	-	-
Accounts receivable related to concession	54,700	-	-	-	-	-	-	-
Other receivables	28,152	127,198	661	552	518	4,499	-	-
Inventories	24,429	83,893	11,758	1,344	-	-	-	-
Income tax and social contribution	280	30,685	821	1	-	2,883	69	479
Other current taxes recoverable	4,449	30,089	2,426	564	-	8	-	-
Prepaid expenses	2,095	1,654	260	606	343	-	7	-
NONCURRENT ASSETS	6,780,873	4,744,228	249,112	198,249	760,606	498,971	1,288	323,911
LONG TERM ASSETS	927,450	3,451,017	13,934	28,748	7,857	15,423	-	97
Financial investments	5,306	26,280	-	1,845	-	-	-	-
Trade account receivable	-	43,729	-	15,800	-	-	-	-
CRC transferred to the State Government of Paraná	-	1,282,377	-	-	-	-	-	-
Judicial deposits	21,652	147,895	233	205	133	249	-	97
Accounts receivable related to concession	785,457	1,637,888	-	-	-	-	-	-
Advance to suppliers	-	-	-	9,902	-	-	-	-
Other receivables	1,878	3,280	-	164	-	-	-	-
Income tax and social contribution	-	-	-	-	-	12,341	-	-
Other noncurrent taxes recoverable	10,453	64,303	7,273	-	-	2,833	-	-
Deferred income tax and social contribution	102,704	245,265	6,428	832	7,724	-	-	-
Investments	390,810	4,232	-	-	-	-	-	323,814
Property, plant and equipment, net	5,427,187	-	222,291	-	529,749	483,430	1,288	-
Intangible assets	35,426	1,288,979	12,887	169,501	223,000	118	-	-

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES 12.31.2010	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM

TOTAL LIABILITIES	8,485,910	6,708,119	291,909	263,498	809,217	654,107	10,389	330,292
CURRENT LIABILITIES	964,245	1,449,633	33,721	60,066	57,018	6,202	6,434	4,947
Payroll, social charges and accruals	42,321	118,790	11,014	2,935	147	78	-	6
Suppliers	167,101	444,987	7,759	26,325	3,879	4,772	1	-
Income tax and social contribution	119,049	-	-	12,252	6,963	-	-	-
Other tax liabilities	33,976	254,811	3,290	1,947	1,250	1,227	33	297
Loans and financing	46,233	17,950	-	6,330	-	-	-	-
Dividends payable	510,952	355,968	10,474	9,628	-	-	6,400	4,644
Post employment benefits	6,232	16,811	1,093	-	-	-	-	-
Customer charges payable	3,630	52,475	-	-	-	-	-	-
Research and development and energy efficiency	12,569	140,381	-	-	2,927	114	-	-
Payable related to concession - use of public property	-	-	-	-	40,984	-	-	-
Other accounts payable	22,182	47,460	91	649	868	11	-	-
NON CURRENT LIABILITIES	1,795,582	1,941,675	16,826	8,754	613,983	3,676	-	3
Associated and subsidiary companies	-	715,539	-	-	295,788	-	-	-
Suppliers	160,736	-	-	-	-	-	-	-
Tax liabilities	-	11,553	-	-	-	623	-	-
Deferred income tax and social contribution	822,195	32,563	-	7,163	-	-	-	-
Loans and financing	425,628	525,711	-	43	-	-	-	-
Post employment benefits	104,541	262,728	15,774	1,165	-	-	-	-
Research and development and energy efficiency	26,285	64,447	-	-	-	-	-	-
Payable related to concession - use of public property	22,249	-	-	-	317,850	-	-	-
Provisions for legal claims	233,948	329,134	1,052	383	345	3,053	-	3
SHAREHOLDERS' EQUITY	5,726,083	3,316,811	241,362	194,678	138,216	644,229	3,955	325,342
Attributable to controlling shareholders'
Capital	3,505,994	2,624,841	194,755	135,943	69,450	707,440	3,061	113,368
Capital reserve	-	-	-	-	104,034	-	-	-
Equity valuation adjustments	1,540,695	13,463	-	-	-	-	-	5,358
Legal reserve	182,162	108,500	3,521	14,636	-	-	-	14,717
Profit retention reserve	145,366	570,007	43,086	31,172	-	-	894	-
Unrealized revenue reserve	-	-	-	-	-	-	-	191,899
Additional dividends proposed	351,866	-	-	12,927	-	-	-	-
Accumulated profits (losses)	-	-	-	-	(35,268)	(63,211)	-	-

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
12.31.2010

OPERATING REVENUES	1,721,556	4,939,328	139,153	267,829	180,957	45,374	-	912	-
Eletricity sales to final customers	113,102	2,104,950	-	-	-	-	-	-	-
Electricity sales to distributors	1,300,613	64,471	-	-	180,957	-	-	912	-
Availability of grid system	236,698	2,117,454	-	-	-	-	-	-	-
Construction income	41,019	599,634	-	22,881	-	-	-	-	-
Telecommunications	-	-	139,153	-	-	-	-	-	-
Distribution of piped gas	-	-	-	237,272	-	-	-	-	-
Leasing and rents	1,130	53,755	-	-	-	50,001	-	-	-
Other operating income	28,994	(936)	-	7,676	-	(4,627)	-	-	-
OPERATING COSTS AND EXPENSES	(1,094,516)	(4,577,731)	(99,047)	(212,120)	(58,751)	(65,688)	(38)	(529)	(1,279)
Energy purchased for resale	(58,281)	(2,170,875)	-	-	(2,071)	-	-	-	-
Charges from use of grid system	(184,585)	(468,723)	-	-	(8,600)	(12,564)	-	-	-
Personnel and management	(198,137)	(546,834)	(43,920)	(12,796)	(1,774)	(748)	-	-	(29)
Private pension and healthcare plans	(30,535)	(86,359)	(5,655)	(1,239)	-	-	-	-	-
Materials	(21,192)	(60,132)	(1,517)	(709)	(226)	(89)	-	(245)	-
Raw material and supplies - energy production	(20,704)	-	-	-	-	(2,271)	-	-	-
Natural gas and supplies - gas operations	-	-	-	(144,648)	-	-	-	-	-
Third parties services	(72,269)	(277,437)	(16,747)	(14,283)	(8,647)	(8,830)	(2)	(60)	(489)
Depreciation and amortization	(262,802)	(180,701)	(28,540)	(11,508)	(29,523)	(28,226)	-	(208)	(730)
Provisions and reversals	(17,475)	(106,913)	903	(39)	(155)	-	-	-	-
Construction costs	(40,372)	(599,634)	-	(22,881)	-	-	-	-	-
Other operational costs and expenses	(188,164)	(80,123)	(3,571)	(4,017)	(7,755)	(12,960)	(36)	(16)	(31)
EQUITY IN INCOME OF SUBSIDIARIES	(3,345)	-	-	-	-	-	(9,246)	-	22,061
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	623,695	361,597	40,106	55,709	122,206	(20,314)	(9,284)	383	20,782
Financial income	62,311	378,910	4,059	5,256	(102,203)	13,278	352	785	(431)
OPERATIONAL	686,006	740,507	44,165	60,965	20,003	(7,036)	(8,932)	1,168	20,351
Income tax and social contribution	(221,956)	(193,982)	(11,287)	(20,734)	(14,336)	-	(63)	(274)	(4)
Deferred income tax and social contribution	65,072	(22,012)	(184)	307	7,724	-	-	-	-
PROFIT (LOSS) FOR THE PERIOD	529,122	524,513	32,694	40,538	13,391	(7,036)	(8,995)	894	20,347

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME 12.31.2009	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM

OPERATING REVENUES	1,708,925	4,420,923	117,784	227,089	172,968	36,829	-	738	-
Electricity sales to final customers	103,470	1,960,175	-	-	-	-	-	-	-
Electricity sales to distributors	1,274,395	57,879	-	-	172,968	-	-	738	-
Availability of grid system	260,136	1,801,832	-	-	-	-	-	-	-
Construction income	41,791	545,882	-	14,207	-	-	-	-	-
Telecommunications	-	-	117,490	-	-	-	-	-	-
Distribution of piped gas	-	-	-	207,842	-	-	-	-	-
Leasing and rents	1,136	57,177	-	-	-	40,584	-	-	-
Other operating income	27,997	(2,022)	294	5,040	-	(3,755)	-	-	-
OPERATING COSTS AND EXPENSES	(1,041,990)	(4,316,069)	(93,045)	(181,653)	(58,831)	(59,795)	(35)	(458)	(2,173)
Energy purchased for resale	(73,679)	(2,037,970)	-	-	(2,022)	-	-	-	-
Charges from use of grid system	(181,159)	(434,171)	-	-	(10,674)	(14,021)	-	-	-
Personnel and management	(196,425)	(554,202)	(38,822)	(11,345)	(1,767)	(380)	-	-	(27)
Private pension and healthcare plans	(26,728)	(76,624)	(4,886)	(1,272)	-	-	-	-	-
Materials	(12,915)	(53,478)	(1,294)	(653)	(576)	(66)	-	(227)	(1)
Raw material and supplies - energy production	(21,979)	-	-	-	-	(1,936)	-	-	-
Natural gas and supplies - gas operations	-	-	-	(128,916)	-	-	-	-	-
Third parties services	(63,069)	(255,958)	(11,429)	(13,291)	(8,599)	(10,551)	(1)	(56)	(1,332)
Depreciation and amortization	(269,114)	(167,516)	(31,111)	(9,003)	(29,449)	(31,896)	-	(208)	(730)
Provisions and reversals	(41,256)	(103,515)	(1,564)	(36)	(190)	-	-	-	-
Construction costs	(41,525)	(545,882)	-	(14,207)	-	-	-	-	-
Other operational costs and expenses	(114,141)	(86,753)	(3,939)	(2,930)	(5,554)	(945)	(34)	33	(83)
EQUITY IN INCOME OF SUBSIDIARIES	(4,806)	-	-	-	-	-	(5,917)	-	22,760
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	662,129	104,854	24,739	45,436	114,137	(22,966)	(5,952)	280	20,497
Financial income	73,762	65,940	4,228	2,604	(76,082)	13,105	741	730	(428)
OPERATIONAL	735,891	170,794	28,967	48,040	38,055	(9,861)	(5,211)	1,010	20,069
Income tax and social contribution	(222,292)	(29,901)	(7,645)	(15,319)	(15,243)	-	(144)	(226)	-
Deferred income tax and social contribution	47,705	47,173	1,114	(822)	-	-	-	-	-
PROFIT (LOSS) FOR THE PERIOD	561,304	188,066	22,436	31,899	22,812	(9,861)	5,355	784	20,069

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

14.6     Consolidated statement of income broken down by company

In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form. These statements feature the results of operations for the years ending December 31, 2011, 2010 and 2009, not taking into account the equity in the results of subsidiaries.

STATEMENT OF INCOME
	GET	DIS	TEL	COM	ELE	UEG	Outras	Holding	Eliminations	Consolidated
12.31.2011

OPERATING REVENUES	2,039,045	5,490,064	157,803	291,376	195,984	29,740	927	-	(428,774)	7,776,165
Electricity sales to final customers	102,934	2,233,335	-	-	-	-	-	-	(5,441)	2,330,828
Electricity sales to distributors	1,437,298	91,789	-	-	195,949	-	927	-	(286,132)	1,439,831
Availability of grid system	346,255	2,505,499	-	-	-	-	-	-	(89,386)	2,762,368
Construction income	118,816	606,620	-	16,290	-	-	-	-	-	741,726
Telecommunications	-	-	157,803	-	-	-	-	-	(40,677)	117,126
Distribution of piped gas	-	-	-	273,933	-	-	-	-	-	273,933
Lease and rents	1,207	56,058	-	-	-	32,804	-	-	(1,160)	88,909
Other operating revenue	32,535	(3,237)	-	1,153	35	(3,064)	-	-	(5,978)	21,444
OPERATING COSTS AND EXPENSES	(1,351,074)	(5,038,081)	(114,437)	(248,001)	(71,877)	(54,043)	(2,357)	(21,575)	428,774	(6,472,671)
Energy purchased for resale	(72,357)	(2,365,587)	-	-	(733)	-	-	-	286,132	(2,152,545)
Charges from use of grid system	(193,357)	(505,869)	-	-	(9,740)	(12,938)	-	-	89,386	(632,518)
Personnel and management	(240,858)	(657,382)	(58,341)	(15,096)	(1,913)	(998)	(26)	(8,039)	-	(982,653)
Private pension and health plans	(37,860)	(104,234)	(7,113)	(1,142)	-	-	-	(496)	-	(150,845)
Materials	(16,104)	(66,018)	(1,730)	(1,102)	(219)	(92)	(264)	(81)	-	(85,610)
Raw material and supplies - energy production	(23,047)	-	-	-	-	(1,984)	-	-	-	(25,031)
Natural gas and supplies - gas operations	-	-	-	(186,931)	-	-	-	-	-	(186,931)
Third parties services	(84,802)	(307,494)	(17,769)	(12,120)	(8,450)	(7,082)	(815)	(4,996)	52,095	(391,433)
Depreciation and amortization	(258,907)	(193,969)	(24,523)	(12,648)	(28,347)	(33,080)	(937)	(754)	-	(553,165)
Provisions and reversals	(173,119)	(122,332)	734	65	(246)	3,053	-	2,190	-	(289,655)
Construction cost	(108,533)	(606,620)	-	(16,290)	-	-	-	-	-	(731,443)
Compensation for use of water resources	(118,691)	-	-	-	(6,651)	-	-	-	-	(125,342)
Losses in the decommissioning and disposal of property and rights	(323)	(42,669)	153	-	(13,960)	(24)	-	-	-	(56,823)
Other costs and operational expenses	(23,116)	(65,907)	(5,848)	(2,737)	(1,618)	(898)	(315)	(9,399)	1,161	(108,677)
EQUITY IN EARNINGS OF SUBSIDIARIES	-	-	-	-	-	-	39,711	15,943	-	55,654
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	687,971	451,983	43,366	43,375	124,107	(24,303)	38,281	(5,632)	-	1,359,148
Financial income (expense)	101,643	256,721	2,923	6,136	(103,619)	17,297	(599)	(55,734)	-	224,768
OPERATIONAL PROFIT	789,614	708,704	46,289	49,511	20,488	(7,006)	37,682	(61,366)	-	1,583,916
Income tax and social contribution	(264,556)	(297,653)	(12,472)	(18,294)	(13,323)	-	(348)	(4,955)	-	(611,601)
Deferred income tax and social income	77,349	124,835	1,883	1,214	8,418	-	-	(9,160)	-	204,539
NET INCOME (LOSS) FOR THE YEAR	602,407	535,886	35,700	32,431	15,583	(7,006)	37,334	(75,481)	-	1,176,854

STATEMENT OF INCOME
	GET	DIS	TEL	COM	ELE	UEG	Others	Holding	Eliminations	Consolidated
12.31.2010

OPERATING REVENUES	1,721,556	4,939,328	139,153	267,829	180,957	45,374	912	-	(393,996)	6,901,113
Electricity sales to final customers	113,102	2,104,950	-	-	-	-	-	-	(4,649)	2,213,403
Electricity sales to distributors	1,300,613	64,471	-	-	180,957	-	912	-	(258,952)	1,288,001
Availability of grid system	236,698	2,117,454	-	-	-	-	-	-	(81,731)	2,272,421
Construction income	41,019	599,634	-	22,881	-	-	-	-	-	663,534
Telecommunications	-	-	139,153	-	-	-	-	-	(41,271)	97,882
Distribution of piped gas	-	-	-	237,272	-	-	-	-	-	237,272
Lease and rents	1,130	53,755	-	-	-	50,001	-	-	(1,200)	103,686
Other operating revenue	28,994	(936)	-	7,676	-	(4,627)	-	-	(6,193)	24,914
OPERATING COSTS AND EXPENSES	(1,094,516)	(4,577,731)	(99,047)	(212,120)	(58,751)	(65,688)	(1,846)	(252,440)	393,996	(5,968,143)
Energy purchased for resale	(58,281)	(2,170,875)	-	-	(2,071)	-	-	-	258,952	(1,972,275)
Charges from use of grid system	(184,585)	(468,723)	-	-	(8,600)	(12,564)	-	-	81,731	(592,741)
Personnel and management	(198,137)	(546,834)	(43,920)	(12,796)	(1,774)	(748)	(29)	(7,276)	-	(811,514)
Private pension and health plans	(30,535)	(86,359)	(5,655)	(1,239)	-	-	-	(433)	-	(124,221)
Materials	(21,192)	(60,132)	(1,517)	(709)	(226)	(89)	(245)	(14)	-	(84,124)
Raw material and supplies - energy production	(20,704)	-	-	-	-	(2,271)	-	-	-	(22,975)
Natural gas and supplies - gas operations	-	-	-	(144,648)	-	-	-	-	-	(144,648)
Third parties services	(72,269)	(277,437)	(16,747)	(14,283)	(8,647)	(8,830)	(551)	(4,255)	52,113	(350,906)
Depreciation and amortization	(262,802)	(180,701)	(28,540)	(11,508)	(29,523)	(28,226)	(938)	(754)	-	(542,992)
Provisions and reversals	(17,475)	(106,913)	903	(39)	(155)	-	-	(239,097)	-	(362,776)
Construction cost	(40,372)	(599,634)	-	(22,881)	-	-	-	-	-	(662,887)
Compensation for use of water resources
Losses in the decommissioning and disposal of assets	(106,066)	-	-	-	(6,144)	-	-	-	-	(112,210)
Other costs and operational expenses	(82,098)	(80,123)	(3,571)	(4,017)	(1,611)	(12,960)	(83)	(611)	1,200	(183,874)
EQUITY IN EARNINGS OF SUBSIDIARIES	-	-	-	-	-	-	22,061	77,276	-	99,337
PROFIT BEFORE FINANCIAL
RESULTS AND TAXES	627,040	361,597	40,106	55,709	122,206	(20,314)	21,127	(175,164)	-	1,032,307
Financial income (expenses)	62,311	378,910	4,059	5,256	(102,203)	13,278	706	(13,892)	-	348,425
OPERATIONAL PROFIT	689,351	740,507	44,165	60,965	20,003	(7,036)	21,833	(189,056)	-	1,380,732
Income tax and social contribution	(221,956)	(193,982)	(11,287)	(20,734)	(14,336)	-	(341)	(35,332)	-	(497,968)
Deferred income tax and social income	65,072	(22,012)	(184)	307	7,724	-	-	76,610	-	127,517
NET INCOME (LOSS) FOR THE YEAR	532,467	524,513	32,694	40,538	13,391	(7,036)	21,492	(147,778)	-	1,010,281

STATEMENT OF INCOME
	GET	DIS	TEL	COM	ELE	UEG	Others	Holding	Eliminations	Consolidated
12.31.2009

OPERATING REVENUES	1,708,925	4,420,923	117,784	227,089	172,968	36,829	738	-	(435,116)	6,250,140
Electricity sales to final customers	103,470	1,960,175	-	-	-	-	-	-	(4,091)	2,059,554
Electricity sales to distributors	1,274,395	57,879	-	-	172,968	-	738	-	(296,823)	1,209,157
Availability of grid system	260,136	1,801,832	-	-	-	-	-	-	(86,851)	1,975,117
Construction income	41,791	545,882	-	14,207	-	-	-	-	-	601,880
Telecommunications	-	-	117,490	-	-	-	-	-	(37,228)	80,262
Distribution of piped gas	-	-	-	207,842	-	-	-	-	(2,684)	205,158
Lease and rents	1,136	57,177	-	-	-	40,583	-	-	(1,200)	97,696
Other operating revenue	27,997	(2,022)	294	5,040	-	(3,754)	-	-	(6,239)	21,316
OPERATING COSTS AND EXPENSES	(1,041,990)	(4,316,069)	(93,045)	(181,653)	(58,831)	(59,795)	(2,666)	111,928	435,116	(5,207,005)
Energy purchased for resale	(73,679)	(2,037,970)	-	-	(2,022)	-	-	-	296,823	(1,816,848)
Charges from use of grid system	(181,159)	(434,171)	-	-	(10,674)	(14,021)	-	-	86,851	(553,174)
Personnel and management	(196,425)	(554,202)	(38,822)	(11,345)	(1,767)	(380)	(27)	(7,083)	-	(810,051)
Private pension and health plans	(26,728)	(76,624)	(4,886)	(1,272)	-	-	-	(222)	-	(109,732)
Materials	(12,915)	(53,478)	(1,294)	(653)	(576)	(66)	(228)	(13)	-	(69,223)
Raw material and supplies - energy production	(21,979)	-	-	-	-	(1,936)	-	-	2,684	(21,231)
Natural gas and supplies - gas operations	-	-	-	(128,916)	-	-	-	-	-	(128,916)
Third parties services	(63,069)	(255,958)	(11,429)	(13,291)	(8,599)	(10,551)	(1,389)	(4,338)	47,558	(321,066)
Depreciation and amortization	(269,114)	(167,516)	(31,111)	(9,003)	(29,449)	(31,896)	(938)	(754)	-	(539,781)
Provisions and reversals	(41,256)	(103,515)	(1,564)	(36)	(190)	-	-	186,498	-	39,937
Construction cost	(41,525)	(545,882)	-	(14,207)	-	-	-	-	-	(601,614)
Compensation for use of water resources	(75,819)	-	-	-	(4,408)	-	-	-	-	(80,227)
Other costs and operational expenses	(38,322)	(86,753)	(3,939)	(2,930)	(1,146)	(945)	(84)	(62,160)	1,200	(195,079)
EQUITY IN EARNINGS OF SUBSIDIARIES	-	-	-	-	-	-	22,670	(8,343)	-	14,327
PROFIT BEFORE FINANCIAL
RESULTS AND TAXES	666,935	104,854	24,739	45,436	114,137	(22,966)	20,742	103,585	-	1,057,462
Financial income (expenses)	73,762	65,940	4,228	2,604	(76,082)	13,105	1,043	(77,865)	-	6,735
OPERATIONAL PROFIT	740,697	170,794	28,967	48,040	38,055	(9,861)	21,785	25,720	-	1,064,197
Income tax and social contribution	(222,292)	(29,901)	(7,645)	(15,319)	(15,243)	-	(370)	-	-	(290,770)
Deferred income tax and social income	47,705	47,173	1,114	(822)	-	-	-	(56,319)	-	38,851
NET INCOME (LOSS) FOR THE YEAR	566,110	188,066	22,436	31,899	22,812	(9,861)	21,415	(30,599)	-	812,278

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15  Property, Plant and Equipment

15.1     Property, plant and equipment in service by category

		Accumulated	Net book
	Cost	depreciation	Value
			12.31.2011
Reservoirs, dams and aqueducts	7,108,618	(4,196,871)	2,911,747
Machinery and equipment	4,457,236	(2,261,433)	2,195,803
Buildings	1,375,685	(933,593)	442,092
Land	182,562	-	182,562
Vehicles	38,721	(28,738)	9,983
Furniture and tools	10,800	(7,847)	2,953
	13,173,622	(7,428,482)	5,745,140

		Accumulated	Net book
	Cost	depreciation	Value
			12.31.2010
Machinery and equipment	4,388,067	(2,103,285)	2,284,782
Reservoirs, dams and aqueducts	7,122,207	(4,059,368)	3,062,839
Buildings	1,381,957	(905,487)	476,470
Land	182,322	-	182,322
Vehicles	32,043	(25,951)	6,092
Furniture and tools	11,097	(8,367)	2,730
	13,117,693	(7,102,458)	6,015,235

15.2     Changes in fixed assets by type of account

	Balance as of					Balance as of
	12.31.2010	Additions	Depreciation	Write-off	Transfers	12.31.2011
Land	216,640	53,458	-	-	(2)	270,096
Edifications, civil works and improvements	531,839	10,712	(28,887)	-	(6,438)	507,226
Machinery and equipment	2,436,816	212,472	(165,305)	(22,467)	21,978	2,483,494
Vehicles	6,095	7,707	(3,176)	-	-	10,626
Furniture and tools	2,807	1,231	(597)	(86)	(581)	2,774
Reservoirs, dams and aqueducts	3,186,075	47,976	(137,617)	-	(13,999)	3,082,435
Others	283,673	569,346	-	(538)	(9)	852,472
	6,663,945	902,902	(335,582)	(23,091)	949	7,209,123

	Balance as of					Balance as of
	01.01.2010	Additions	Depreciation	Write-off	Transfers	12.31.2010
Land	193,101	23,536	-	3	-	216,640
Edifications, civil works and improvements	526,063	36,506	(30,532)	(198)	-	531,839
Machinery and equipment	2,458,636	143,925	(149,965)	(16,174)	394	2,436,816
Vehicles	7,632	1,176	(2,506)	(207)	-	6,095
Furniture and tools	3,583	608	(736)	(254)	(394)	2,807
Reservoirs, dams and aqueducts	3,271,980	67,785	(153,690)	-	-	3,186,075
Others	198,653	94,612	-	(9,811)	219	283,673
	6,659,648	368,148	(337,429)	(26,641)	219	6,663,945

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15.3     Property, plant and equipment by company

		Accumulated	Net book
	Cost	depreciation	Value
			12.31.2011
In service
Copel Geração e Transmissão	11,463,047	(6,848,148)	4,614,899
Copel Telecomunicações	451,466	(276,901)	174,565
Elejor	590,092	(103,598)	486,494
UEG Araucária	664,878	(196,784)	468,094
Centrais Eólicas do Paraná	4,129	(3,047)	1,082
Cutia	10	(4)	6
	13,173,622	(7,428,482)	5,745,140
In progress
Copel Geração e Transmissão	1,354,363	-	1,354,363
Copel Telecomunicações	99,222	-	99,222
Elejor	9,916	-	9,916
UEG Araucária	482	-	482
	1,463,983	-	1,463,983
	14,637,605	(7,428,482)	7,209,123

		Accumulated	Net book
	Cost	depreciation	Value
			12.31.2010
In service
Copel Geração e Transmissão	11,452,043	(6,592,462)	4,859,581
Copel Telecomunicações	407,446	(256,316)	151,130
Elejor	606,907	(87,101)	519,806
UEG Araucária	647,168	(163,738)	483,430
Centrais Eólicas do Paraná	4,129	(2,841)	1,288
Dominó Holdings	-	-	-
	13,117,693	(7,102,458)	6,015,235
In progress
Copel Geração e Transmissão	567,606	-	567,606
Copel Telecomunicações	71,161	-	71,161
Elejor	9,943	-	9,943
UEG Araucária	-	-	-
	648,710	-	648,710
	13,766,403	(7,102,458)	6,663,945

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

15.4     Changes in property, plant and equipment

	Fixed asset
Balances	In service	In progress
As of January 1, 2010	6,284,238	375,410	6,659,648
Investment program	-	353,367	353,367
Investment program - to pay	-	14,781	14,781
Fixed assets for projects	84,104	(84,104)	-
Depreciation quotas to profit and loss	(336,902)	-	(336,902)
Depreciation quotas - Pasep/Cofins credits	(527)	-	(527)
Write off	(15,897)	(10,744)	(26,641)
Transfers of assets for alienation	3	-	3
Transfers to intangible assets in service	216	-	216
As of December 31, 2010	6,015,235	648,710	6,663,945
Effects of consolidation of the 1st Dreen Cutia	6	-	6
Investment program	-	821,919	821,919
Investment program - to pay	-	64,913	64,913
Fixed assets for projects	86,606	(86,606)	-
Transfers from account receivable related to concession	1,004	-	1,004
Transfers to intangible assets in service	(55)	-	(55)
Provision for contingencies	-	16,064	16,064
Depreciation quotas to profit and loss	(336,033)	-	(336,033)
Depreciation quotas - Pasep/Cofins credits	451	-	451
Write off	(22,074)	(1,017)	(23,091)
As of December 31, 2011	5,745,140	1,463,983	7,209,123

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15.5     Depreciation rates

		Depreciation rates (%)
	12.31.2011	12.31.2010
Generation
General equipment	9.73	9.73
Generators	3.09	3.09
Reservoirs, dams and headrace channel	2.00	2.00
Hydraulic turbines	2.47	2.47
Gas and steam turbines	5.00	5.00
Water cooling and treatment facilities	5.00	5.00
Gas conditioning equipament	5.00	5.00
Central administration
Buildings	4.00	4.00
Office machinery and equipment	10.00	10.00
Furniture and tools	10.00	10.00
Vehicles	20.00	20.00
Telecommunications
Transmission equipment	7.70	7.70
Terminal equipment	10.50	10.50
Infrastructure	6.30	6.30

The Company, when applicable, uses the depreciation rates set by the regulatory agency, in light of the right to reimbursement at the end of the concession contract.

The average rate for machinery and equipment is 2.85%.

15.6     Impairment of assets

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

The respective cash flows are discounted at average discount rates, obtained through a methodology commonly employed by the market, supported by the regulatory and approved by the Company’s senior management.

Management believes it has a contractually guaranteed right to compensation for the assets related to concessions upon their expiration, and it accepts, for purposes of calculation of reimbursement and until further regulation is issued on this matter, that such compensation be valued according to the fair value of replacement of the respective assets. However, the principle of valuation of residual assets upon expiration of concessions has been established as the book value of these assets.

Even though there was no evidence that the company’s operational assets suffered a loss in their recoverable value, the company performed an impairment test.

Based on the assumptions above, the Company has not identified a need to set aside an impairment provision.

15.7     Consórcio Energético Cruzeiro do Sul - UHE Mauá

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

Expenditures in connection with Consórcio Energético Cruzeiro do Sul are recorded as property, plant and equipment in progress, proportionally to Copel’s share in the consortium.

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

Total estimated expenditures amount to approximately R$1,069,000 as of April 2008, of which 51% (R$545,190) will be invested by Copel Geração e Transmissão, while the remaining 49% (R$523,810) will be invested by Eletrosul.

On November 17, 2008, the board of Banco Nacional de Desenvolvimento Econômico e Social – BNDES approved the financing for the Mauá Hydroelectric Power Plant. The financed amount corresponds to approximately 70% of Copel's total expenditures in connection with that facility.

The Mauá Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a price of R$112.96/MWh, as of November 1, 2006, restated annually according to the variation of the IPCA inflation index (R$147.73/MWh as of December 31, 2011). A total of 192 average MW were sold, for supply starting in January 2011 for 30 years. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization.

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

Due to a preliminary injunction in Civil Action no. 1999.7001.007514-6, which has delayed the beginning of construction work, thus delaying the beginning of commercial power generation by each generating unit, Copel will guarantee the power purchase agreements with its own power generation and with energy acquired through contracts in the Free Commercialization Environment – ACL.

The project shall enter commercial operation at the second semester of 2012.

Expenditures in this project have been recorded under property, plant, and equipment, proportionally to the Company’s stake in the consortium. As of December 31, 2011, Copel Geração e Transmissão’s balance under property, plant and equipment related to this project was R$706,843.

Total expenses already owed to suppliers of equipment and services in connection with the Mauá Power Plant amounted to R$31,011 as of December 31, 2011 (R$162,035 as of December 31, 2010 and R$274,621 as of December 31, 2009).

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15.8     Colíder Hydroelectric Power Plant

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

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$103.40/MWh, as of July 1, 2010, restated according to the variation of the IPCA inflation index (R$113.13/MWh as of December 31, 2011). A total of 125 average MW were sold, for supply starting in January 2015 for 30 years. The assured power of the project, established in its concession agreement, was 179.6 average MW, after full motorization.

The service order for the beginning of the construction of the Colíder Hydroelectric Power Plant was signed on March 1, 2011. Following the determination of the Environmental Secretary of the State of Mato Grosso, the construction work was interrupted between the dates of September 20, 2011 and October 19, 2011. The activities of organizing and mobilizing equipments, construction workers and the infrastructure for the construction site continue. The first stage of the cofferdam is concluded and the services of execution of the second stage already started. The rock digging work in the assembly area and the spillway is concluded and the process of launching the structural concrete has already started. In the powerhouse, the digging work in currently under way. The common digging in the closing dam on the right bank. The temporary and definitive access to the right bank dam structures and to the power generation circuit continue in construction.

Total expenses already owed to suppliers of equipment and services in connection with the Colíder Power Plant amounted to R$901,201 as of December 31, 2011.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15.9     Cavernoso II Small Hydropower Plant (SHP)

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

The Cavernoso II SHP’s power output was sold at a final price of R$146.99/MWh, as of August 1, 2010, restated according to the variation of the IPCA inflation index (R$160.75/MWh as of December 31, 2011). A total of 7.73 average MW were sold, for supply starting in November 2012 for 30 years. The project’s assured power, set forth under Ordinance no. 133 of the Ministry of Mines and Energy, dated February 25, 2011, is 10.56 average MW

Total expenses already owed to suppliers of equipment and services in connection with the Cavernoso SHP amounted to R$60,001 as of December 31, 2011.

The service order that authorizes the start of the mobilization and consequent start of the works was signed on April 18, 2011. Civil construction work continue, with the execution of the power house concrete, approximation and restitution channel and tunnel, execution of the dam and the readjustment of the secondary access with execution of polyhedral paving. The right wall, bypass louvers, and spillway concrete are finished. The assembly of the penstocks is currently being executed.

16  Intangible Assets

	Right to use	Concession	Concession		Accumulated
	software	rights	contracts		amortization	Other
							12.31.2011
In service
Assets with finite useful life
Copel Geração e Transmissão	3,140	-	-	(2,281)	(1)	43	902
Copel Distribuição (16.1)	-	-	3,783,331	(2,895,710)	(2)	-	887,621
Copel Telecomunicações	5,936	-	-	(4,256)	(1)	-	1,680
Compagas (16.2)	4,053	-	199,932	(76,846)	(2)	-	127,139
Elejor (16.3)	-	-	263,920	(52,279)	(2)	-	211,641
UEG Araucária	230	-	-	(106)	(1)	-	124
Concession Right - Elejor (16.3)	-	22,626	-	(4,337)	(2)	-	18,289
Cutia (Note 16.4)	-	5,809	-	-	(2)	-	5,809
	13,359	28,435	4,247,183	(3,035,815)		43	1,253,205
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-		18	18
Compagas	-	-	-	-		20	20
	-	-	-	-		38	38
	13,359	28,435	4,247,183	(3,035,815)		81	1,253,243
In progress
Copel Geração e Transm. (16.5)	10,430	-	26,120	-		1,686	38,236
Copel Distribuição (16.1)	-	-	599,794	-		-	599,794
Copel Telecomunicações	15,100	-	-	-		5	15,105
Compagas	-	-	48,677	-		-	48,677
Elejor	-	-	-	-		2,790	2,790
Cutia	-	-	-	-		4,913	4,913
	25,530	-	674,591	-	-	9,394	709,515
Special Liabilities
Copel Distribuição (16.6)	-	-	(407,556)	166,655		-	(240,901)
	-	-	(407,556)	166,655		-	(240,901)
							1,721,857
(1) Annual amortization rate: 20%
(2) Amortization over the concession period

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Right to use	Concession	Concession	Accumulated
	software	rights	contracts	amortization		Other	Total
							12.31.2010
In service
Assets with finite useful life
Copel Geração e Transmissão	2,287	-	-	(1,984)	(1)	43	346
Copel Distribuição (16.1)	-	-	3,675,078	(2,675,783)	(2)	-	999,295
Copel Telecomunicações	4,067	-	-	(3,659)	(1)	-	408
Compagas (16.2)	3,473	-	195,767	(64,199)	(2)	-	135,041
Elejor (16.3)	-	-	263,920	(43,812)	(2)	101	220,209
UEG Araucária	190	-	-	(72)	(1)	-	118
Concession rights - Elejor (16.3)	-	22,626	-	(3,582)	(2)	-	19,044
	10,017	22,626	4,134,765	(2,793,091)		144	1,374,461
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-		18	18
Compagas	-	-	-	-		20	20
	-	-	-	-		38	38
	10,017	22,626	4,134,765	(2,793,091)		182	1,374,499
In progress
Copel Geração e Transm. (16.5)	11,591	-	22,249	-		1,222	35,062
Copel Distribuição (16.1)	-	-	583,261	-		-	583,261
Copel Telecomunicações	12,476	-	-	-		3	12,479
Compagas	-	-	34,440	-		-	34,440
Elejor	-	-	-	-		2,790	2,790
Total	24,067	-	639,950	-		4,015	668,032
Special liabilities
Copel Distribuição (16.6)	-	-	(406,333)	112,756		-	(293,577)
	-	-	(406,333)	112,756		-	(293,577)
							1,748,954
(1) Annual amortization rate: 20%
(2) Amortization over the concession period

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Changes in intangible assets by class of assets

	Concession		Concession
Balance	Contract	Software	right	Other	Total
As of January 1, 2010	1,757,973	3,376	66,716	148	1,828,213
Additions	579,451	25,408	-	2,764	607,623
Transfer to receive accounts related to concession	(412,256)	-	-	-	(412,256)
Amortization of quotas - concession and authorization	(210,602)	(1,268)	(3,100)	-	(214,970)
Write off	(7,581)	(27)	(44,572)	-	(52,180)
Others	(7,479)	-	-	3	(7,476)
As of December 31, 2010	1,699,506	27,489	19,044	2,915	1,748,954
Additions	718,583	4,756	5,809	4,913	734,061
Transfer to receive accounts related to concession	(520,110)	-	-	-	(520,110)
Amortization of quotas - concession and authorization	(226,913)	(637)	(755)	-	(228,305)
Write off	(12,502)	-	-	(101)	(12,603)
Others	-	(140)	-	-	(140)
As of December 31, 2011	1,658,564	31,468	24,098	7,727	1,721,857

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Changes in intangible assets – analytical breakdown

				Concession contract		Other	Concession/
				special liabilities			authorization
Balances	In service	In progress	In service	In progress	In service	In progress	(goodwill)	Total
As of January 1, 2010	1,452,475	628,304	(254,612)	(68,194)	2,469	1,055	66,716	1,828,213
Investment program	-	655,411	-	-	-	28,177	-	683,588
Customers financial participation	-	-	-	(89,177)	-	-	-	(89,177)
Aneel concession- use of public assets	-	40,243	-	-	-	-	-	40,243
Present value adjustment - Aneel concession	-	(27,042)	-	-	-	-	-	(27,042)
Capitalization for accounts receivable related to concession	-	(482,145)	-	69,889	-	-	-	(412,256)
Capitalizations - intangible assets in service	172,084	(172,084)	(22,936)	22,936	1,150	(1,150)	-	-
Amortization of quotas - concession and authorization	(247,060)	-	46,068	-	(1,268)	-	(3,100)	(205,360)
Amortization of quotas - Pasep/Cofins credits	(12,060)	-	2,449	-	-	-	-	(9,611)
Tranf. between intangible assets and assets allocated for future use	-	15	-	-	-	-	-	15
Transfer for fixed assets in service	(216)	-	-	-	-	-	-	(216)
Write offs	(12,090)	(2,752)	-	-	(29)	-	(44,572)	(59,443)
As of December 31, 2010	1,353,133	639,950	(229,031)	(64,546)	2,322	28,082	19,044	1,748,954
Effect of the 1st consolidation related to Cutia	-	-	-	-	-	4,913	-	4,913
Investment program	-	808,687	-	-	-	5,224	5,809	819,720
Customers financial participation	-	-	-	(94,396)	-	-	-	(94,396)
Aneel concession- use of public assets	-	5,457	-	-	-	-	-	5,457
Present value adjustment - Aneel concession	-	(1,586)	-	-	-	-	-	(1,586)
Capitalization for accounts receivable related to concession	-	(613,284)	-	93,173	-	-	-	(520,111)
Capitalizations - intangible assets in service	156,681	(156,681)	(25,312)	25,312	3,295	(3,295)	-	-
Amortization of quotas - concession and authorization	(265,315)	-	50,800	-	(1,132)	-	(755)	(216,402)
Amortization of quotas - Pasep/Cofins credits	(14,928)	-	3,099	-	(169)	-	-	(11,998)
Tranf. between intangible assets and assets allocated for future use	13	-	-	-	-	-	-	13
Transfer for fixed assets in service	-	-	-	-	55	-	-	55
Write offs	(4,710)	(7,952)	-	-	(100)	-	-	(12,762)
As of December 31, 2011	1,224,874	674,591	(200,444)	(40,457)	4,271	34,924	24,098	1,721,857

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.1     Concession - Copel Distribuição

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

The residual amount of each asset remaining over the term of the concession is allocated as accounts receivables related to the concession (Note 7).

16.2     Concession Contract – Compagas

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

16.3     Concession Contract – Elejor

Concession Contract

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets have been amortized over the term of the concession contract, and the corresponding liability has been amortized by payments. (Note 24 - Accounts payable related to concession – use of public property).

Concession Rights

The acquisition of the shares held by Triunfo Participações S.A., on December 18, 2003, resulted in total concession intangible asset of R$22,626. The straight line method of amortization of the concession intangible asset was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of income as of December 31, 2011 was R$754.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.4     Cutia

The acquisition generated a concession right in the value of R$5,807, which is going to be amortized during the concession term, starting from the beginning of commercial operation of the enterprise, which is scheduled to happen in January 1, 2015, according to authorizing resolutions issued by ANEEL. The concession term for wind power plants is of 30 years starting from the publication date of the authorizing resolutions in the Official Journal, which occurred in January 5, 2012.

16.5     Copel Geração e Transmissão

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets have been amortized over the term of the concession contract.

On December 31, 2011, the Group had R$12,341 (R$10,926 as of December 31, 2010) recorded in connection with the Mauá Power Plant Concession Contract and R$13,779 (R$11,323 as of December 31, 2010) recorded in connection with the Colíder Power Plant.

16.6     Special liabilities

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

16.7     Recoverable value of intangible assets (defined useful lives)

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

Cash flows have been estimated based on the Company’s operating results and projections until the end of the concession, under the following main assumptions:

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

  Organic growth compatible with historical data and the Brazilian economy's growth prospects; and
  The average discount rate obtained through a methodology commonly employed on the market, taking into account the weighted average cost of capital (WACC), as discussed in Note 15.6.

The recoverable value of these assets exceeds their book value, so there are no impairment losses to record.

16.8     Energy Universalization and the Luz para Todos Program

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

On November 11, 2003, Decree no. 4,873 established the National Program for the Universalization of Electric Energy Use and Access, named Luz para Todos (“Light for Everyone”), which aims to provide electricity to the share of Brazil’s rural population, focused on family agriculture, which does not yet have access to this public service. This program is coordinated by the Ministry of Mines and Energy (MME) and carried out with the participation of Eletrobras. In Paraná, the Ministry is represented by Eletrosul, and the participants are the State Government and Copel. Furthermore, the program is integrated with several social and rural development programs implemented by the Federal Government and by State Governments, to ensure that the rural electrification efforts result in increased agricultural output, in increased income and in social inclusion, providing better standards of living to the rural communities. The program has been extended until December 31, 2011, under Decree no. 7,324, dated October 5, 2010, and reissued by the Decree no. 7,520, dated July 8, 2011, with its duration set to the year of 2014.

In 2011, the program connected 4,977 new customers, reaching roughly 76,000 since its inception. For the new issue of this Program, the Ministry of Mines and Energy (MME) shall redefine goals and deadlines, as well as signing a new Statement of Commitment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel signed with Eletrobras  four financing and subsidy agreements, in the amount of R$278,152. The first two have already been fully executed. Only two contracts are still under way: ECFS no. 206/07, under which the Company received R$88,501, of which R$75,858 came from RGR funds and R$12,643 from CDE funds, out of the estimated total of R$109,642; and ECFS no. 273/09, under which the Company received R$19,183, of which R$16,443 came from RGR funds and R$2,740 from CDE funds, out of the estimated total of R$63,930.

The total estimated investments under the contracts for the program are broken down below:

Source	R$	Part.
Federal Government - CDE grant	62,882	19%
State of Paraná	33,002	10%
Financing RGR	168,129	51%
Executive agent - Copel	66,007	20%
Total of the program	330,020	100%

As of December 31, 2011, the total amount invested in the Luz para Todos program was R$352,274.

17  Payroll, Social Charges and Accruals

	12.31.2011	12.31.2010
Social security liabilities
Taxes and social contribution	39,493	29,987
Social security charges on paid vacation and 13th salary	23,900	18,866
	63,393	48,853
Labor liabilities
Payroll, net	151	242
Vacation and 13th salary	76,142	60,022
Profit sharing	51,603	66,151
Voluntary redundancy	32,804	314
Assignments to third parties	2	2
	160,702	126,731
	224,095	175,584

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18  Suppliers

	12.31.2011	12.31.2010

Charges for use of grid system	79,795	67,771

Energy supplies	316,262	286,941

Materials
Petróleo Brasileiro S.A. - Petrobras - gas purchased by Compagas	40,698	25,720
Petróleo Brasileiro S.A. - Petrobras - renegotiation (18.1)	53,998	48,312
Petróleo Brasileiro S.A. - Petrobras - renegotiation - NC (18.1)	107,996	144,936
Other suppliers	257,166	183,824
	459,858	402,792
	855,915	757,504
Current	747,453	612,568
Noncurrent	108,462	144,936

18.1     Petróleo Brasileiro S.A. - Petrobras - repactuação

On March 6, 2006, Copel signed an agreement with Petrobras  to settle the pending issues regarding the gas purchase agreement for the Araucária Thermoelectric Power Plant. This agreement comprised the signing of an Out-of-Court Agreement, under which Copel Geração e Transmissão S.A, with Copel as joint debtor, acknowledged a R$150,000 debt to Petrobras, as the assignee of Compagas’ credits to Copel Geração, which shall be paid in 60 monthly installments adjusted by the Selic rate, starting in January 2010.

On May 30, 2006, Copel Geração signed a Statement for the Ratification of mutual settlement with Compagas under which both parties fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Agreement and the acknowledgement of debt signed by them and by Petrobras, with the participation of Copel. The acknowledgement of debt by Copel Geração remains.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.2     Main power purchase agreements

The table below features the main power purchase agreements signed in the regulated power trading environment. These contracts are shown at original value and are restated annually according to the IPCA inflation index.

.	Supply	Energy purchased	Auction	Average purchase
	period	(anual average MW)	date	price (R$/MWh)
Auction of power from existing facilities
1st Auction - Product 2005	2005 to 2012	947.98	12.07.2004	57.51
1st Auction - Product 2006	2006 to 2013	457.85	12.07.2004	67.33
1st Auction - Product 2007	2007 to 2014	11.12	12.07.2004	75.46
2nd Auction - Product 2008	2008 to 2015	69.59	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	43.79	10.11.2005	94.91
5th Auction - Product 2007	2007 to 2014	160.11	12.14.2006	104.74
10th Auction Adjust. P-04M	March to June 2011	7.69	02.17.2011	101.80
10th Auction Adjust. P-10M	March to December 2011	20.12	02.17.2011	115.04
11th Auction Adjust. P-12M	January to December 2012	26.89	09.30.2011	73.63
		1,745.12
Auction of power from new facilities
1st Auction - Product 2008 Hydro	2008 to 2037	3.61	12.16.2005	106.95
1st Auction - Product 2008 Therm	2008 to 2022	25.93	12.16.2005	132.26
1st Auction - Product 2009 Hydro	2009 to 2038	3.26	12.16.2005	114.28
1st Auction - Product 2009 Therm	2009 to 2023	41.59	12.16.2005	129.26
1st Auction - Product 2010 Hydro	2010 to 2039	66.31	12.16.2005	114.57
1st Auction - Product 2010 Therm	2010 to 2024	64.30	12.16.2005	121.81
3rd Auction - Product 2011 Hydro	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction - Product 2011 Therm	2011 to 2025	54.22	10.10.2006	137.44
4th Auction - Product 2010 Therm	2010 to 2024	18.32	07.26.2007	134.64
5th Auction - Product 2012 Hydro	2012 to 2041	52.50	10.16.2007	129.14
5th Auction - Product 2012 Therm	2012 to 2026	117.27	10.16.2007	128.37
6th Auction - Product 2011 Therm	2011 to 2025	51.07	09.17.2008	128.42
7th Auction - Product 2013 Hydro	2013 to 2042	12.24	09.30.2008	98.98
7th Auction - Product 2013 Therm	2013 to 2027	303.99	09.30.2008	145.23
Santo Antonio	2012 to 2041	106.00	12.10.2007	78.87
Jirau	2013 to 2042	141.51	05.19.2008	71.37
		1,119.78

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19  Loans and Financing

				Current		Noncurrent
				liabilities		liabilities
			12.31.2011	12.31.2010	12.31.2011	12.31.2010
	Principal	Charges	Total
Foreign currency
IDB (19.1)	-	-	-	9,233	-	-
STN (19.2)	3,919	565	4,484	5,278	53,943	51,397
Eletrobras	6	-	6	5	12	15
	3,925	565	4,490	14,516	53,955	51,412
Local currency
Banco do Brasil (19.3)	209	39,670	39,879	12,779	1,464,325	691,007
Eletrobras (19.4)	45,445	9	45,454	44,643	216,031	257,673
BNDES - Compagas (19.5)	48	-	48	6,330	-	43
Finep (19.6)	1,951	11	1,962	1,967	3,904	5,855
BNDES (19.7)	9,718	2,618	12,336	1,389	159,901	137,496
Banco do Brasil
Transfer BNDES (19.8)	9,716	2,602	12,318	1,471	159,869	137,496
	67,087	44,910	111,997	68,579	2,004,030	1,229,570
	71,012	45,475	116,487	83,095	2,057,985	1,280,982

Breakdown of loans and financing by currency and index

.
Currency (equivalent in R$) / Index
	12.31.2011%		12.31.2010%
Foreign currency
U.S. Dollar	58,445	2.69	56,695	4.16
IDB currency basket	-	-	9,233	0.68
	58,445	2.69	65,928	4.83
Local currency
TJLP	350,302	16.11	285,709	20.94
IGP-M	475	0.02	616	0.05
Ufir	115,074	5.29	125,363	9.19
Finel	146,411	6.73	176,954	12.97
UMBND	48	-	6,373	0.47
CDI	1,503,717	69.16	703,134	51.54
	2,116,027	97.31	1,298,149	95.15
	2,174,472	100.00	1,364,077	100.00

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Indicators and variations in the main foreign currencies and rates applied to the Company’s loans and financing

.
Currency/Index	.	Variation (%)
	12.31.2011	12.31.2012
U.S. dollar	12.56	(4.31)
IDB currency basket	0.00	3.86
TJLP	6.00	6.00
IGP-M	5.10	11.32
Finel	1.01	2.18
UMBND	0.00	(3.76)
CDI	2.17	24.44

Maturity of noncurrent installments

	Foreign	Local
	currency	currency
			12.31.2011	12.31.2010
2012	-	-	-	67,701
2013	2,518	201,566	204,084	188,168
2014	1,260	727,762	729,022	516,517
2015	-	549,593	549,593	183,780
2016	-	243,894	243,894	46,919
2017	-	34,201	34,201	30,188
2018	-	33,292	33,292	29,278
2019	-	30,544	30,544	26,530
2020	-	27,949	27,949	23,935
2021	-	22,849	22,849	18,834
2022	-	22,844	22,844	17,186
After 2022	50,177	109,536	159,713	131,946
	53,955	2,004,030	2,057,985	1,280,982

Changes in loans and financing

	Foreign currency		Local currency
	current	noncurrent	current	noncurrent	Total
As of January 1, 2010	24,778	67,865	56,920	716,279	865,842
Funding	-	-	-	552,479	552,479
Charges	3,491	-	82,096	11,850	97,437
Monetary and exchange variations	(928)	(1,687)	441	3,494	1,320
Transfers	14,766	(14,766)	54,532	(54,532)
Amortization - principal	(12,777)	-	(33,816)	-	(46,593)
Amortization - interest and variation	(14,814)	-	(91,594)	-	(106,408)
As of December 31, 2010	14,516	51,412	68,579	1,229,570	1,364,077
Funding	-	-	-	816,431	816,431
Charges	2,537	-	107,000	50,195	159,732
Monetary and exchange variation	617	5,912	95	1,501	8,125
Transfers	3,369	(3,369)	93,667	(93,667)	-
Amortization - principal	(7,953)	-	(40,693)	-	(48,646)
Amortization - interest and variation	(8,596)	-	(116,651)	-	(125,247)
As of December 31, 2011	4,490	53,955	111,997	2,004,030	2,174,472

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19.1     Inter-American Development Bank – IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on January 15, 1991, in the amount of US$135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the fourth quarter of 2010 was 4.13% p.a.

The contract was fully paid on January 15, 2011 (due date).

19.2     Department of the National Treasury – STN

The restructuring of noncurrent debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Type of bonus	(years)	maturity	(years)
				12.31.2011	12.31.2010
Par Bond	30	04.15.2024	30	29,935	26,591
Capitalization Bond	20	04.15.2024	10	6,392	7,947
Debt Conversion Bond	18	04.15.2024	10	1,412	3,761
Discount Bond	30	04.15.2024	30	20,688	18,376
				58,427	56,675

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The annual interest rates and repayments are as follows:

	.
Type of bonus	Anual interest rate (%)	Amortization
Par Bond	6.0	Single installment
Capitalization Bond	8.0	Semi Annual
Debt Conversion Bond	Libor Semi Annual + 0,8750	Semi Annual
Discount Bond	Libor Semi Annual + 0,8125	Single installment

As collateral for this agreement, the Company has assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$15,477 and R$22,076 as of December 31, 2011 (R$10,850 and R$15,430 as of December 31, 2010), respectively (Note 4).

19.3     Banco do Brasil S.A.

Contracts
	12.31.2011	12.31.2010
Private contract for credit assignment - Law 8,727/93 (1)	487	651
Credit notes (2)	951,497	342,182
Contract for providing fixed credit number 21/02155-4 (3)	396,295	360,953
Contract for providing fixed credit number 21/02248-8 (4)	155,925	-
	1,504,204	703,786

1)     Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil, signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. and guaranteed by Copel’s accounts receivable;

2)     The following is a breakdown Parent Company credit notes:

	Emission	Maturity of	Financial charges		Transaction
Credit notes	date	principal	maturing six monthly	Principal	costs	Charges	Total
Commercial no. 330.600.129	01.31.2007	01.31.2014	106.5% of average rate of CDI	29,000	-	1,454	30,454
Industrial no. 330.600.132	02.28.2007	02.28.2014	106.2% of average rate of CDI	231,000	-	9,170	240,170
Industrial no. 330.600.151	07.31.2007	07.31.2014	106.5% of average rate of CDI	18,000	-	902	18,902
Industrial no. 330.600.156	08.28.2007	08.28.2014	106.5% of average rate of CDI	14,348	-	571	14,919
Industrial no. 330.600.157	08.31.2007	08.31.2014	106.5% of average rate of CDI	37,252	-	1,445	38,697
Industrial no. 330.600.609	08.19.2011	07.21.2014	109.41% of average rate of CDI	200,000	(4,257)	8,708	208,708
Industrial no. 330.600.609	08.19.2011	07.21.2015	109.41% of average rate of CDI	200,000	(5,922)	8,709	208,709
Industrial no. 330.600.609	08.19.2011	07.21.2016	109.41% of average rate of CDI	200,000	(7,592)	8,709	208,709
				929,600	(17,771)	39,668	969,268

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Industrial Credit Note, number 330.600.609 for the amount of R$600,000, for the exclusive and only purpose of paying the debts.  The financial charges will be paid every six months, due on every base date, such that with payment of the last installment, the debt will be liquidated.  The full amount of R$600,000 was released on August 31, 2011.

As a guarantee, Banco do Brasil has been authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It has also been irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil. The guarantee is only going to be executed if the contract terms are not complied with.

3)     Fixed credit assignment, number 21/02155-4 for the amount of R$350,000, agreed between Copel Distribuição and Banco do Brasil, signed on September 10, 2010, allocated exclusively to financing working capital.

The debt will be paid in three annual successive installments, the first falling due on August 25, 2013, for the amount of R$116,666, and the other for the amount of R$116,667, maturing on July 11, 2014 and August 15, 2015, plus financial charges in proportion to the amount of the principal sum amortized, such that, with the payment of the last installment the outstanding balance will be zero.

Financial charges will be due on the debtor balance, calculated based on the basic remuneration rate for savings accounts - IRP and additional charges based on the variable interest rate, which will be calculated using the exponential method, based on the daily equivalent rate – civil year (365 or 366 days). The effective rate resulting from adding the variable interest rate and the IRP, will be equivalent, in each calculation period, to 98.5% of the variation in the CDI for this same period. The charges will be debited and capitalized monthly to the account tied to the contract, on each base date for the maturity and liquidation of the debt, to be paid together with the principal payments.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

To ensure payment of any liabilities under this agreement, Copel Distribuição agrees to assign, bind and pledge as guarantee in favor of Banco do Brasil, trade bills receivable, endorsed and accompanied by the corresponding signed authorization for withdrawal.

The contract includes clauses providing for anticipated maturity in certain conditions.

The amount of R$350,000 was released in full on September 9, 2010.

4)     Contract no 21/02248-8 for opening a fixed loan facility in the amount of R$150,000, entered into between Copel Distribuição and Banco do Brasil, signed on June 22, 2011, intended solely and exclusively for financing working capital.

The debt will be paid in one lump sum with maturity on June 1, 2015.

Charges will be levied on the debit balance, calculated based on the index for basic remuneration of passbook savings accounts (IRP) and additional charges based on the floating interest rate that will be calculated by the exponential method, based on the daily equivalent rate – civil year (365 or 366 days). The effective rate resulting from the unification of the floating interest rate with the index for remuneration of savings accounts (IRP) will be equivalent in each calculation period to 99.5% of the variation of the interbank deposit certificate (CDI) in the same period. The charges will be debited and capitalized monthly in the account subject to the contract each base date on the due date and on the settlement of the debt, for payment together with the payment of the principal on June 1, 2015.

To assure payment of any obligations of the contract, Copel Distribuição is bound to yield, bond and pledge as collateral to Banco do Brasil, trade bills duly endorsed and accompanied by bordereau.

The contract contains clauses establishing accelerated maturity in certain situations.

The amount of R$150,000 was received on June 22, 2011.

19.4     Eletrobras - Centrais Elétricas Brasileiras S.A.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Contract ECFS – 142/2006, was signed on May 11, 2006 by Copel Distribuição and Eletrobras, in the amount of R$74,340, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$42,480 came from RGR funds, and R$31,860 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018.

The total amount disbursed was R$63,104, of which R$36,056 came from RGR funds and R$27,048 from CDE funds. There will be no further disbursements under this agreement.

Contract ECFS - 206/07, signed on March 3, 2008 between Copel Distribuição and Eletrobras, for the amount of R$126,430 to be invested in the “Luz para Todos” Rural Electricity Program. On September 14, 2010 amendment ECFS-206-D / 2010 was signed, which altered the value of the financing to R$109,642 being R$93,979 financed with funds from RGR and R$15,663 as an economic subsidy. The contract has a grace period of 24 months, and interest of 5% p.a. and commission of 1% p.a., and will be paid in 120 monthly, successive, equal installments, with the final payment to be made on August 30, 2020. In August 2008, the amount of R$37,929 was released, being R$32,511 in funds from RGR and R$5,418 in funds from CDE. In June 2009, R$25,286 was released, being R$21,674 in funds from RGR and R$3,612 in funds from CDE. In March 2010, R$25,286 was released, being R$21,674 in funds from RGR and R$3,612 in funds from CDE.

Contract ECFS - 273/09, signed on February 18, 2010 between Copel Distribuição and Eletrobras, for the amount of R$63,944 to be invested in the “Luz para Todos” Rural Electricity Program, being R$54,809 financed with funds from RGR and R$9,134 with funds from CDE, as an economic subsidy. The contract has a grace period of 24 months, and interest of 5% p.a. and commission of 1% p.a., and will be paid in 120 monthly, successive, equal installments, with the final payment to be made on November 30, 2022. In December 2010, R$19,183 was released, being R$16,443 in funds from RGR and R$2,740 in funds from CDE.

Contract ECF - 2540/06, signed on May 12, 2009 between Copel Distribuição and Eletrobras, for the amount of R$2,844 to be invested in the National Program for Efficient Public Lighting - ReLuz, with R$2,844 financed with funds from RGR allocated to cover 75% of the total cost of the Project to Improve the Public Lighting System for the City of Ponta Grossa, in the State of Paraná. The contract has a grace period of 9 months, and interest of 5% p.a. and commission of 1.5% p.a., and will be paid in 60 successive, equal installments, with the final payment to be made on December 30, 2016. In January 2011, R$284 was released, and in August 2011, another R$1,935 was released, with funds from RGR. Interest due each month during the grace period will be included in the debtor balance.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The guarantee is represented by the income, supported by power of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

19.5     BNDES - Compagas

Financing obtained from BNDES to expand the gas distribution network. This financing agreement is divided into sub credits, with one part corrected by the interest rate of 4% p.a. plus TJLP, and another part by the variation in the BNDES Monetary Unit - UMBND. There are no restrictive clauses in this contract, and the last installment falls due on January 15, 2012.

This guarantee financing by Compagas gas supply network, equivalent to the two financing installments, shall be deposited to be exclusively kept and in checking account with Banco Itaú S.A.

19.6     Financiadora de Estudos e Projetos - Finep

Contracts
	12.31.2011	12.31.2010
Contract no. 02070791-00 (1)	3,440	4,586
Contract no. 02070790-00 (2)	2,426	3,236
	5,866	7,822

1)     Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the “Generation Research and Development Project for 2007”.

The total credit amounts of R$5,078, with the first installment, of R$1,464 released in April 2008, and the second one in the amount of R$2,321 in May 2009, the third installment for the amount of R$866 in December 2010 and the remaining installments will be released depending on financial and budget availability; 1% of the funds obtained are allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to interest of 6.37% p.a., resulting from the equalization factor, paid on the 15th of each month, including during the grace period. The debtor balance will be paid to FINEP in 49 monthly successive installments, with the first installment due on December 15, 2010 and the last one on December 15, 2014.

In order to guarantee the contract, Copel Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the bank account in which its monthly revenues are deposited.

2)     Loan agreement no. 02070790-00, signed on November 28, 2007, to partially cover expenses incurred in the preparation of the “Transmission Research and Development Project for 2007”.

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

3)     Loan Agreement no. 02100567-00, signed on November 11, 2010, for the purpose of covering part of the costs incurred in preparing the “BEL Project” by Copel Telecomunicações.

Refers to a loan of R$52,198 to be made available in 6 installments, depending on the financial and budget availability of Finep. The principal debt incurs fixed interest of 4% p.a. resulting from the equalization factor, paid on the 15th of each month, including during the grace period. The debtor balance will be paid to Finep in 81 monthly successive installments, with the first installment due on August 8, 2012, and the last one on April 15, 2019.

No amounts related to this loan have been released so far.

19.7     BNDES - Copel Geração e Transmissão

On March 17, 2009, Copel Geração e Transmissão signed with BNDES Loan Agreement no. 08.2.0989.1, with Copel as a intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$169,500, which will be released in installments as funds are required and pursuant to BNDES' financial scheduling.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 1.63% p.y. above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

As a guarantee for the payment of all amounts due under this agreement, Copel Geração e Transmissão has pledged in favor of BNDES a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by Copel Geração e Transmissão, BNDES and Banco do Brasil.

The first installment was made available in July 2009, in the amount of R$55,748, the second in February 2010 for the amount of R$29,193, the third in December 2010, for the amount of R$52,555, the fourth in June 2010, for the amount of R$27,489, and the last in November 2011, for the amount of R$8,634.

The contract contains provisions on accelerated maturity in certain conditions.

19.8     Banco do Brasil - Repasse de Recursos do BNDES

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

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 2.13% p.y. above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount. As a guarantee for the payment of all amounts due under this agreement, Copel Geração e Transmissão has pledged in favor of Banco do Brasil a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by Copel Geração e Transmissão, BNDES and Banco do Brasil.

The first installment was made available in August 2009, in the amount of R$55,748, the second in March 2010, for the amount of R$29,193, the third in December 2010, for the amount of R$52,555, the fourth in June 2011, for the amount of R$27,498, and the last in November 2011, for the amount of R$8,600.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The contract contains provisions on accelerated maturity in certain conditions.

19.9     Contracts with clauses for anticipated maturity

The Company and its subsidiaries have loan contracts which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital that represents a change in control, without prior notice; specifically for Copel Geração e Transmissão, no dividend distributions or payments for interest on own capital to be made, for which the amount, individually or together, exceeds the minimum compulsory amount, without prior and express authorization. Non compliance with these terms could result in the anticipated maturity of the debts.

As of December 31, 2011, all of the terms were analyzed, and it was identified that all of the parameters in the contracts had been complied with.

20  Debentures

20.1     Changes in Debentures

	Current	Noncurrent
	liabilities	liabilities	Total
As of January 1, 2010	54,195	753,384	807,579
Charges	62,824	-	62,824
Transfers	753,384	(753,384)	-
Amortization - principal	(177,908)	-	(177,908)
Amortization - interest and variation	(71,338)	-	(71,338)
As of December 31, 2010	621,157	-	621,157
Charges	48,094	-	48,094
Amortization - principal	(600,000)	-	(600,000)
Amortization - interest and variation	(69,251)	-	(69,251)
As of December 31, 2011	-	-	-

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21  Post Employment Benefits

21.1     Benefit Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

The pension plans I and II are defined benefit plans for which the income is previously determined based on the salary level of each individual and the pension plan III is a defined contribution plan. (CD).

The costs assumed by the sponsors for these plans are registered according to the actuarial evaluation prepared annually by independent actuaries in accordance with the rules established in CVM Decision 600/09, which approved and made Technical Pronouncement IAS 19 and IFRC 14, issued by the International Accounting Standards Board – IASB compulsory for public stock corporations, and refer to employee benefits, and correlated to IAS 19. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

21.2     Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

21.3     Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under post employment benefits, are summarized below:

	12.31.2011	12.31.2010
Pension plan (21.1)	14,410	9,111
Healthcare plan (21.2)	454,465	399,352
	468,875	408,463
Current	36,037	24,255
Noncurrent	432,838	384,208

The amounts recognized in the statement of income are shown below:

	12.31.2011	12.31.2010
Pension plan (CD)	50,664	51,801
Pension plan (CD) - management	455	471
Healthcare plan - post employment	71,620	48,314
Healthcare plan	35,471	31,090
Healthcare plan - management	41	8
	158,251	131,684
(-) Transfers to construction in progress (a)	(7,406)	(7,463)
	150,845	124,221

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The annual cost for the fiscal year of 2011 estimated by the independent actuary resulted in income due to the actuarial gains that are being amortized, whose values exceed the value of periodic normal cost.

Changes in the post-employment benefits balance

	Current	Noncurrent
	liabilities	liabilities	Total
As of January 1, 2010	22,505	352,976	375,481
Appropriation of actuarial calculation	-	48,314	48,314
Pension and healthcare contributions	83,370	-	83,370
Transfers	17,082	(17,082)	-
Amortizations	(98,702)	-	(98,702)
As of December 31, 2010	24,255	384,208	408,463
Appropriation of actuarial calculation	-	71,620	71,620
Pension and healthcare contributions	86,631	-	86,631
Transfers	22,990	(22,990)	-
Amortizations	(97,839)	-	(97,839)
As of December 31, 2011	36,037	432,838	468,875

21.4     Actuarial valuation pursuant to IFRS 19 and IFRIC 14

21.4.1      Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2011 and 2010 are shown below:

		12.31.2011		12.31.2010		12.31.2009
	Real	Nominal	Real	Nominal	Real	Nominal
Economic
Inflation p.a.	-	5.20%	-	5.07%	-	5.20%
Discount rate expected return on plan assets rate	5.39%	10.87%	6.00%	11.37%	6.00%	11.51%
Compensation increase p.a.	2.00%	7.30%	2.00%	7.17%	2.00%	7.30%
Demographic
Mortality table		AT - 2000		AT - 2000		AT - 83
Disabled mortality table		AT - 83		AT - 83		AT - 49
Disability table		Light M		Light M		Light

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.4.2    Number of participants and beneficiaries

		Pension		Healthcare
		plan		plan
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Number of active participants	10,049	8,984	9,180	8,685
Number of inactive participants	6,514	6,337	5,247	5,092
Number of dependent	-	-	24,006	23,927
Total	16,563	15,321	38,433	37,704

21.4.3    Life expectancy from the average age – Annuity Table AT-2000

	Plan BD	Plan CD

As of December 31, 2011
Retired Participants	21.50	26.19
Pensioner Participants	23.06	31.46

As of December 31, 2010
Retired Participants	22.02	26.67
Pensioner Participants	19.26	29.25

The average age of inactive participants of the healthcare and pension plans of the Company is 63.3 years.

21.4.4    Actuarial valuation

	Pension	Healthcare
Benefit plan	plan	plan
			12.31.2011	12.31.2010
Defined benefit obligation	3,807,850	563,823	4,371,673	4,003,550
Fair value of plan's assets	(3,984,143)	(120,790)	(4,104,933)	(4,068,166)
Plan coverage status	(176,293)	443,033	266,740	(64,616)
Actuarial gains/losses	-	11,432	11,432	(21,012)
Not recognized asset	176,293	-	176,293	484,980
Total liabilities	-	454,465	454,465	399,352

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

As of December 31, 2011, the balance of accumulated amounts in the defined contribution plan was R$1,853,973 (R$1,643,297 as of December 31, 2010).

21.4.5    Changes in actuarial liabilities

	Pension	Healthcare
	plan	plan
Present value of liability actuarial net as of January 1, 2009	2,613,697	453,587
Service cost	20,398	1,534
Interest cost	289,985	50,274
Benefits paid	(200,067)	(31,672)
Actuarial (profits) / losses	191,071	2,504
Present value of liability actuarial net as of December 31, 2009	2,915,084	476,227
Service cost	15,760	6,180
Interest cost	311,160	47,277
Benefits paid	(227,651)	(45,750)
Actuarial (profits) / losses	440,273	64,990
Present value of liability actuarial net as of December 31, 2010	3,454,626	548,924
Service cost	22,616	6,507
Cost of interest	383,499	62,314
Paid benefits	(243,185)	(100,235)
Actuarial (profits) / losses	190,294	46,313
Present value of liability actuarial net as of December 31, 2011	3,807,850	563,823

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.4.6    Changes in actuarial assets

	Pension	Healthcare
	plan	plan
Fair value of plan assets as of January 1, 2009	3,386,326	110,297
Expected return of plan assets	384,655	12,519
Contributions sponsor and employees	14,254	63,057
Benefits paid	(200,067)	(70,668)
Actuarial losses	(75,510)	(4,224)
Fair value of plan assets as of December 31, 2009	3,509,658	110,981
Expected return of plan assets	393,702	12,776
Contributions sponsor and employees	25,138	-
Benefits paid	(227,651)	(45,750)
Actuarial losses	238,759	50,553
Fair value of plan assets as of December 31, 2010	3,939,606	128,560
Expected return of assets	441,922	13,556
Contributions and investments	24,121	-
Paid benefits	(243,185)	(100,235)
Actuarial (profits) / losses	(178,321)	78,909
Fair value of plan assets as of December 31, 2011	3,984,143	120,790

21.4.7    Estimated costs

The estimated net periodic plan costs (gains) for 2011, pursuant to CVM ruling no. 600/09, for each plan, are shown below:

	Pension	Healthcare
	plan	plan	Total
			2012
Cost of current service	330	2,341	2,671
Cost of estimated interest	342,636	83,075	425,711
Expected return on plan assets	(421,581)	(13,867)	(435,448)
Estimated contributions of employees	(15,180)	-	(15,180)
Amortization of gains and losses	-	102	102
Costs (gains)	(93,795)	71,651	(22,144)

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

21.4.8    Sensitivity Analysis

The following tables feature a sensitivity analysis which shows the effect of a one percent increase or decrease in the assumed rates of variation of pension and healthcare costs on the aggregate service cost and interest cost components of the net periodic post-employment pension and healthcare costs and on the accumulated post-employment pension and healthcare benefit liabilities.

.	Projected scenario
	Present	Increase 1%	Decrease 1%
.
Sensitivity of the rate of long-term interest
Impacts on the obligations of the pension	5.39%	-9.50%	11.50%
Impacts in thousands of reais - R$		(361,746)	437,903
Impacts on the obligations of health program	5.39%	-2.90%	3.20%
Impacts in thousands of reais - R$		(16,253)	17,935

Sensitivity of the to grow rate of medical costs
Impacts on the obligations of health program	1.00%	18.00%	-14.50%
Impact on cost of service the following year (R$)		1,120	(747)

Sensitivity of the rate of salary increase
Impacts on the obligations of the pension	2.00%	0.07%	-0.06%
Impacts in thousands of reais - R$		2,665	(2,285)

21.4.9    Employee benefits payable

The estimated benefits to be paid by the Company in the next five years and the total benefits for the following five fiscal years are shown below:

	Pension	Other
	plan	Benefits	Total

2012	320,924	20,892	341,816
2013	286,351	20,904	307,255
2014	293,510	20,917	314,427
2015	303,313	20,922	324,235
2016	314,827	20,924	335,751
2017-2020	2,005,687	103,863	2,109,550

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.4.10  Asset allocation and investment strategy

The asset allocation for the Company’s pension and healthcare plans at the end of 2011 and the allocation goal for 2012, by asset category, are shown below:

	Goals for 2012	2011
Fixed income	85.7%	85.6%
Variable income	8.5%	10.0%
Loans	2.1%	1.6%
Real Estate	2.6%	1.6%
Structured investments	1.0%	1.0%
Others	0.1%	0.2%
	100.0%	100.0%

Below are the limits set by the Fund management:

	Plan I and II (BD)		Plan III (CD)
	goal (%)(*)	Minimum (%)	goal (%)	minimum (%)
Fixed income (*)	89.0%	87.0%	72.0%	50.0%
Variable income	5.0%	0.0%	22.0%	0.0%
Loans	1.0%	0.0%	5.0%	0.0%
Real estate	4.0%	0.0%	0.0%	0.0%
Structured investments	1.0%	0.0%	1.0%	0.0%
(*) Goal based on the total investment each year.
Administration of Copel foundation decided to keep the conservatism related to variable income, in view of the legal limit allowed that .is 70%

On December 31, 2011 and 2010, the pension plan assets included the following securities issued by Copel:

		Defined benefit pension plan
	12.31.2011	12.31.2010
Shares	2,334	5,229
	2,334	5,229

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The main categories of plan assets and the expected rate of return for each at the end of the period are shown below:

21.4.11 Plan assets and expected rate of return

		Expected return		Fair value of plain assets
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Fixed income	11.5%	9.5%	5,290,117	4,893,772
Variable income	23.0%	20.0%	482,156	408,049
Loans	11.8%	15.4%	95,084	87,610
Real estate	11.8%	9.5%	103,219	91,235
Structured investments	0.0%	0.0%	2,077	3,011
Others	11.5%	12.7%	-	11,953
Expected weighted average return (*)	12.4%	10.0%	679,185	502,727

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

The current return on plan assets is R$649,515 (R$636,495 in 2010).

The history of experience adjustments is shown below:

		Pension Plan - BD				Healthcare Plan
	12.31.2011	12.31.2010	12.31.2009	12.31.2011	12.31.2010	12.31.2009
Present value of the defined benefits liability	(3,807,850)	(3,454,626)	(2,915,084)	(563,823)	(550,089)	(476,227)
Fair value of plan assets	3,984,143	3,939,606	3,509,658	120,790	128,560	110,981
Deficit / Surplus	176,293	484,980	594,574	(443,033)	(421,529)	(365,246)
Actuarial gains (losses)	190,294	(440,273)	(191,071)	46,312	(64,995)	(2,504)
Adjustment biometric	(108,012)	-	-	(1,336)	-	-
Adjustment in interest rate	(229,386)	-	-	(33,944)	-	-
Experience adjustments in plan liabilities	(147,104)	(440,273)	(191,071)	11,032	(64,995)	(2,504)
Experience adjustments in plan assets	(178,321)	238,759	(75,510)	78,909	50,553	(4,225)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In 2012, the Company expects to contribute R$58,857 to the pension plan, which includes both defined benefit plans (plans I and II) and the defined contribution plan (plan III), and R$66,270 to the healthcare plan.

21.4.12  Additional information

Copel also sponsors a defined contribution plan for all its employees.

The contributions made in the years ended on December 31, 2011 and 2010 were R$51,178, and R$51,689, respectively.

22  Regulatory Charges

	12.31.2011	12.31.2010
Fuel Consumption Account (CCC)	30,154	27,607
Energy Development Account (CDE)	20,718	18,807
Global Reversal Reserve (RGR)	19,639	9,691
	70,511	56,105

23  Research and Development and Energy Efficiency

The concessionaires for public distribution, generation and transmission of electricity services are required to allocate 1% of their annual net operational income to research and development in the electrical sector and to energy efficiency programs, according to Law 9,991/00 and ANEEL Normative Resolutions 316/08 and 300/08.

Copel’s balances allocated to Research and Development (P&D) and Energy Efficiency (PEE) are detailed below:

23.1     Balances registered to invest in P&D and PEE

.	Applied and	Balance	Balance to	Balance as of	Balance as of
	unfinished	to collect	be applied	12.31.2011	12.31.2010
Research and Development - R&D
FNDCT	-	3,018	-	3,018	2,686
MME	-	1,510	-	1,510	1,344
R&D	13,972	-	106,964	120,936	109,061
	13,972	4,528	106,964	125,464	113,091
Energy efficiency program - EEP	47,477	-	78,623	126,100	133,632
	61,449	4,528	185,587	251,564	246,723
			Current	156,915	155,991
			Noncurrent	94,649	90,732

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.2     Changes in balances for P&D and PEE

	FNDCT	MME		R&D		EEP
	current	current	current	noncurrent	current	noncurrent
As of January 1, 2010	1,325	682	49,653	54,908	69,345	35,585	211,498
Additions	15,934	7,948	1,124	15,093	-	21,240	61,339
Selic interest rate	-	-	638	6,333	-	12,314	19,285
Transfers	-	-	7,606	(7,606)	47,135	(47,135)	-
Payments	(14,573)	(7,286)	-	-	-	-	(21,859)
Concluded projects	-	-	(18,688)	-	(4,852)	-	(23,540)
As of December 31, 2010	2,686	1,344	40,333	68,728	111,628	22,004	246,723
Additions	17,593	8,796	1,443	16,182	-	24,034	68,048
Selic interest rate	-	-	220	10,371	-	8,075	18,666
Transfers	-	-	9,254	(9,254)	45,491	(45,491)	-
Payments	(17,262)	(8,630)	-	-	-	-	(25,892)
Concluded projects	-	-	(16,340)	-	(39,641)	-	(55,981)
As of December 31, 2011	3,017	1,510	34,910	86,027	117,478	8,622	251,564

24  Accounts payable related to concession – use of public asset

These refer to concession charges for use of public property (UBP) incurred as of the start of operation of each project until the final date of the concession, with an opposite entry recorded under intangible assets.

		Current liabilities		Noncurrent liabilities
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Copel Geração e Transmissão
Mauá HPP (24.1.1)	615	-	11,726	10,926
Colider HPP (24.1.2)	-	-	13,779	11,323
Elejor
Fundão - Santa Clara Hydroelectric Power Complex (24.2.1)	44,041	40,984	344,937	317,850
	44,656	40,984	370,442	340,099

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Nominal value	Present value
2012	44,678	44,655
2013	44,891	38,193
2014	44,891	34,434
2015	46,259	32,119
After 2015	985,056	265,697
	1,165,775	415,098

In 2011, the Company recorded expenses of R$71,383 and R$8,263 (R$55,501 and R$8,797 in 2010) in financial expense and intangible asset amortization accounts, respectively.

24.1     Generation and Transmission

24.1.1    Mauá Hydroelectric Power Plant (Note 15.7)

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

The present value of the accounts payable related to concession - use of public property as of December 31, 2011, is R$12,341 (R$10,926, as of December 31, 2010).

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.1.2    Colíder Hydroelectric Power Plant (Note 15.8)

As compensation for the use of the public property under this concession contract, Copel shall pay to the Federal Government, from the facility’s start of commercial operation until the 35th year of the concession, or as long as it runs the corresponding hydropower project, monthly installments equivalent to 1/12 of the annual proposed payment of R$1,256, pursuant to article 6 of Concession Contract no. 001/11 - MME – UHE Colíder.

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

The present value of the accounts payable related to concession - use of public property as of December 31, 2011 is R$13,779 (R$11,323, as of December 31, 2010).

24.2     Elejor

24.2.1    Fundão - Santa Clara Hydroelectric Power Complex

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

The main amount on the date of signature of the concession contract was R$570,000. This amount, restated monthly according to the IGP-M inflation index minus the monthly payments already made, totaled R$1,097,352 as of December 31, 2011 (R$1,041,968 as of December 31, 2010).

The original amount on the date of signature of the contract was recorded at present value. On December 31, 2011, this amount was recorded under liabilities for R$388,978 (R$358,834 as of December 31, 2010), of which R$44,041 were under current liabilities and R$344,937 were under noncurrent liabilities.

The calculation of present value was made taking into account an actual net discount rate of around 11% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

This concession was granted on October 23, 2001, the respective contract was signed on October 25, 2001, and it expires on October 25, 2036.

25  Other Accounts Payable

	12.31.2011	12.31.2010
Current liabilities
Financial compensation for use of water resources	19,332	16,135
Customers	17,412	7,107
Public lighting fee collected	14,875	18,224
Reimbursements to customer contributions	7,837	7,027
Pledges in guarantee	7,688	5,946
Consortium partners	7,031	339
Insurance entities	2,335	3,005
ANEEL inspection fee	1,694	1,638
Other liabilities	8,524	11,887
	86,728	71,308
Current	86,675	71,308
Non current	53	-

26  Tax, Social Security, Labor and Civil Provisions

The Company is a party to several labor, tax and civil claims filed before different courts. Copel’s senior management, based on the opinion of its legal counsel, maintains a reserve for risks in connection with probable chance of an unfavorable outcome.

Due to the slow pace and unpredictability of the proceedings for which a  provision have been registered,  Company's senior management believes that, at the time of preparation of the financial statements, it was not practicable to provide meaningful information to investors regarding the expected timing of any outflows of economic benefits resulting from these proceedings.  For this reason this information is not provided.

Changes in this reserve

	Balance as of			Additions to fixed assets in progress		Balance as of
	12.31.2010	Additions	(-) reversals		Discharges	12.31.2011
Tax (26.1)
Cofins (26.1.1)	234,563	-	-	-	-	234,563
Others taxes	86,916	32,616	(71,305)	-	(853)	47,374
	321,479	32,616	(71,305)	-	(853)	281,937
Labor (26.2)	146,348	14,024	(11,413)	-	(20,454)	128,505
Employee benefits (26.3)	53,245	21,289	-	-	(16,445)	58,089
Civil (26.4)
Suppliers (26.4.1)	86,101	2,138	(236)	-	-	88,003
Civil and administrative law (26.4.2)	73,237	50,697	(1,622)	-	(10,253)	112,059
Easements (26.4.3)	9,065	1,993	(5,725)	-	(494)	4,839
Condemnation and real estate (26.4.3)	132,709	124,874	-	16,064	-	273,647
Customers (26.4.4)	5,305	845	(638)	-	(19)	5,493
	306,417	180,547	(8,221)	16,064	(10,766)	484,041
Environmental claims (26.5)	42	62	-	-	-	104
Regulatory (26.6)	38,847	13,977	(4,677)	-	-	48,147
	866,378	262,515	(95,616)	16,064	(48,518)	1,000,823

	Balance as of				Reclassification	Balance as of
	01.01.2010	Additions	Reversals	Discharges	of current liabilities	12.31.2010
Tax (26.1)
Cofins (26.1.1)	-	234,563	-	-	-	234,563
Others taxes	77,858	22,199	(18,802)	-	5,661	86,916
	77,858	256,762	(18,802)	-	5,661	321,479
Labor (26.2)	123,259	46,105	(12,190)	(10,826)	-	146,348
Employee benefits (26.3)	35,172	28,653	(600)	(9,980)	-	53,245
Civil (26.4)
Suppliers (26.4.1)	84,024	2,733	(656)	-	-	86,101
Civil and administration claims (26.4.2)	57,213	44,896	(22,721)	(6,151)	-	73,237
Easements (26.4.3)	14,902	1,614	(7,281)	(170)	-	9,065
Condemnation and real estate (26.4.3)	125,339	8,742	(1,302)	(70)	-	132,709
Customers (26.4.4)	5,324	776	(640)	(155)	-	5,305
	286,802	58,761	(32,600)	(6,546)	-	306,417
Environmental claims (26.5)	10	32	-	-	-	42
Regulatory (26.6)	37,010	8,173	(56)	(6,280)	-	38,847
	560,111	398,486	(64,248)	(33,632)	5,661	866,378

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Lawsuits with likelihood of losses deemed as probable

26.1     Tax Claims

26.1.1    Contribution for the Financing of Social Security - COFINS

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

This charge results from the Federal Revenue Service’s understanding that Copel had declared in its corporate tax liability statement to be liable for R$40,678 in COFINS taxes due over the disputed period and that the Service's statute of limitations for collection of this debt had been suspended since the ruling in lawsuit no. 95.0011037-7, which recognized the Company's immunity from the levy of COFINS, became final – this ruling was, however, overturned by the 4th District Federal Court in lawsuit no. 2000.04.01.100266-9.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In order to suspend the liability for this tax credit an injunction was filed, number 5005264-27.2011.404.7000, with the lower federal courts in  Curitiba, for which a sentence was given against COPEL, and which recognized the right of the Superintendency of the Federal Revenue Services to examine the rejection by  the Company of Tax Summons number 09/2010, without the need to be subject to the regular proceedings for the administrative rejections of the tax entries, which have a suspension effect and which are governed by the Double degree of administrative  jurisdiction.  An appeal requesting clarification of the decision given in the sentence was filed by Copel, which is pending judgment. An appeal on the merits of the case will subsequently be filed which will seek to amend the content of the aforementioned sentence.

Since Summons number 09/2010 was judged as valid by the Supreme Court, it is possible that the Government will immediately register the tax credit as an outstanding debt and implement the tax enforcement of such, with respect to the principal sum for the COFINS debt, of R$40,246, for the period August 1995 to December 1996. The interest and fines being charged on this tax debt are the object of administrative process number 11453.720001/2011-23, which amounted to R$148,055 as of December 31, 2011. This amount was classified by the company’s senior management as a loss deemed as possible, since there are independent judicial defenses for the principal amount and for the charges amount, and that there are strong arguments for the defense of the values related to interest and penalties.

Lawsuit no. 10980.720458/2011-15 – Curitiba Federal Revenue Service Office.

In the second half of 2010, the 4th District Federal Court’s ruling favorable to the Federal Government in lawsuit no. 2000.04.01.100266-9 became final, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

As a result of this sentence, the Federal Revenue Services filed the assessment, through which it intends to demand payment of Cofins for the period from October 1998 to June 2001, as a result of rescission claim 2000.04.01.100266-9 being accepted as legally valid.

The Federal Revenue Services understands that the sentence for the Rescission Claim had suspended the liability period for constituting the aforementioned tax credit.

This understanding of the Federal Revenue Services, together with the complexity and peculiarity of both the facts and the legal question involved in the process, explains the Legal Director’s decision to consider the principal amount of R$194,317 as representing a probable loss.

Nevertheless, the Company has argued in its defense, that the Federal Government no longer has the right to constitute this tax credit, given the lack of timely constitution of the tax credit, to prevent the liability period from lapsing.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The interest and penalties related to the above-mentioned tax debt amount to R$442,956 as of December 31, 2011, and it was classified as a loss deemed as possible by the company’s senior management, and based on the opinion of their legal advisors, since there are independent defense lines for the principal amount and for the charges amount, and that there are strong arguments for the defense related to the values of interest and penalties.

26.1.2    Service Tax (ISS)

These claims involve tax penalties imposed on Copel for not having withheld service tax on the services rendered to the Company by third-parties, in the amount of R$50.

26.1.3    Urban Real Estate Tax (IPTU)

Copel is disputing both administratively and judicially the levy of IPTU charges on its concession-related properties, on grounds that these are tax exempt. In fact, the Company has been successful in some cases of tax executions filed by State municipalities against it, in the amount of R$148.

26.1.4    Social Security Contributions

Copel is party to a wide range of administrative and judicial proceedings involving social security contributions. Most claims filed administratively or judicially, however, involve Copel’s joint liability for the collection of social security contributions levied on services rendered by third-parties. The Company set aside a reserve in the amount of R$31,014 in connection with these claims.

26.1.5    Single Electric Energy Tax – Imposto Único de Energia Elétrica or IUEE

This is a lawsuit filed by city administrations against the Federal Government and Copel, requesting payment of amounts supposedly owed as cash transfers of IUEE, minus the amounts paid in previous lawsuits, totaling R$5,154.

26.1.6    Other Federal Taxes

The Company is party to other lawsuits regarding federal taxes in the amount of R$11,008.

26.2     Labor claims

Labor claims comprise claims filed by former employees of Copel in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors (joint responsibility) and third-parties (secondary responsibility) involving indemnity and other matters.

26.3     Employee benefits

These are labor claims by retired Copel employees against the Copel Foundation, which will consequently reflect on the Company as additional contributions are required.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26.4     Civil claims

26.4.1    Supplier claims

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

Given that both suppliers have already withdrawn the amounts in escrow (R$35,913 on June 17, 2010, R$22,823 on October 1, 2009, and R$11,833 on February 3, 2010), the Chief Legal Office has maintained the classification of deemed probable loss. Both companies submitted bank guarantees to withdraw those amounts. In addition to the ongoing legal dispute, in the end of 2011 the outstanding balances in the amount of R$27,438 under these lawsuits were enforced, which was contested by Copel, which led Company management to set aside a reserve for risk in the original amount of the debts, which amounted to R$104,793 restated as of December 31, 2011. Out of this amount, R$16,789 are recorded in the Suppliers account

26.4.2    Civil and administrative claims

Claims in which Copel is a active or passive party and that involves billing, unlawful procedures, administrative contracts and contractual penalties, and compensation for accidents involving Power grids and vehicles.

26.4.3    Easements, condemnation, and real estate

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

Real estate claims also comprise repossession of Real Estate owned by the concessionary. Judicial action exists when retaking Real Estate invaded by third parties is required.

These claims also comprise the intervention in adverse possession of third parties, when the Company is acting as defendant or even when the claim is about real estate where there are easements.

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

The appeal claim, currently in progress in the Superior Court of Justice (Superior Tribunal de Justiça or STJ), covers the absence of economic and financial imbalance in the contract, as well as the nullity of the calculation performed by the judicial expert, who used wrong parameters to obtain the value of condemnation, causing interest rates to be applied in duplicity (Selic rate + interest rate). Although the Justice Court has dismissed the duplicity in the incidence of interest from the elaboration of the expert report, it did not examine the appeal reasoning that showed that the calculation contained within the expert report was wrong.

Copel is currently waiting for the outcome of the Special Appeal it filed in the collection suit, under no. 1,096,906, whose rapporteur is Minister Castro Meira, with the resume of voting by Ministers Mauro Campbell Marques and Humberto Martins, after the unfavorable vote by the Minister who is rapporteur of the Special Appeal, published in 2011 and which awaits return of the claim to the Plenary after Minister Herman Benjamin requested to view the process.

In view of the unfavorable vote and of the analysis of previous decisions ruled by the other Ministers that participated in the trial, the Company’s senior management proceeded to a detailed review of the process course over the last months and decided to remeasure the value to be provisioned, from R$125,000, which represented the original value of the debt in question, adjusted with legal interest and restated by inflation indexes allowed by the Company, to R$243,307, once considered the form of adjustment of the debt, which is still under discussion, only dismissing the incidence of interest in the expert’s calculation, and maintaining the charge of Selic rate, and, from that point, restating the value to present day based on the parameters fixed on the judgment by the Justice Court of the State of Paraná – TJPR (interest + monetary restatement). Thus, the value provisioned reflects the expectation of the Company in the event of an unfavorable closure to this claim

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The accumulation of interest, in this case, Selic interest rate plus interest on arrears, is a situation rejected by the Judiciary Power, and it was already denied by the Supreme Justice Court (STJ) in numerous precedents. For this reason, it is also a conservative approach to consider as a possible risk the loss of the difference in the value deemed as probable and the eventual total value of the condemnation, which is R$207,694, as of December 31, 2011.

It has also to be considered, that Copel is currently waiting the judgment of Regimental Appeal in Special Appeal in the rescission claim, under no. 1,121,458, whose rapporteur is Minister Arnaldo Esteves Lima, in which the Company seeks the removal of the debt, claiming an absence of the right to claim the difference due to the existence of administrative transactions.

26.4.4    Customer claims

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

26.5     Environmental claims

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

26.6     Regulatory claims

The Company is disputing, both administratively and judicially, notifications issued by the regulatory agency in connection with supposed regulatory violations, including the charge of R$35,535 in lawsuits involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which ANEEL Ruling no. 288/2002 is being disputed. The probable success in these lawsuits will result in changes in CCEE (Spot Market) accounting, which would require the recording of a reserve for these amounts, since Copel would be required to pay off the amounts due.

Lawsuits with losses deemed as possible

	12.31.2011	12.31.2010
Tax	1,246,954	1,049,099
Labor	542,386	141,233
Employee benefits	176,448	115,626
Civil	37,788	32,796
Regulatory	12,907	1,629,001
	2,016,483	2,967,755

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26.7     Breakdown of the main lawsuits with losses deemed as possible

26.7.1    Civil claims

•         Civil claim related to the indemnification lawsuit no. 166-53.2011.8.16.0122, authored by Mineradora Tibagiana Ltda, and whose defendant is the Consórcio Energético Cruzeiro do Sul – CECS. Copel bears 51% of the total risk of the lawsuit, which equals to R$171,309, restated as of December 31,2011. The author claims being the owner of a mining decree issued by the National Department of Mineral Production – DNPM, and defends that with the mining decree, it is the legitimate holder of ownership and control of the area around Tibagi river. The indemnification claimed refers to alleged losses in the company’s mining operations due to the construction work of the Mauá Power Plant.

•         Ivaí Engenharia de Obras S.A – Lawsuit which consists on the claim for compensation for an alleged imbalance in the financial economical equation in the contract signed with Copel. The company’s senior management classified as a risk of possible loss for this lawsuit the value of R$207,694. Additional information of this process is described in Note no. 26.4.3, in this same report.

26.7.2    Tax claims

Cofins, Rescission Claim in the value of R$591,101. This value is related to interest and penalties whose main debt is provisioned in the financial statements due to its classification as a probable loss, however, in view of the strong arguments for the defense over the payment of these charges, it is classified as possible. Additional information on this process is described on item 26.1 in this same report.

Fiscal requirements according to Fiscal Notification of Debt Record – NFLD no. 35,273,870-7, with approximate value of R$192,746, authored by the National Institute of Social Security – INSS, against Copel, and related to the fiscal execution of social contribution.

Fiscal requirements according to NFLD no. 35,273,876-6, with approximate value of R$45,432, authored by the INSS, against Copel, and related to the fiscal execution of social contribution levied upon labor transfer.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26.7.3    Regulatory claims

The Mercado Atacadista de Energia – MAE was extinct, and on November 12, 2004, its activities, its assets and liabilities were absorbed by CCEE, which was incorporated in the form of a private corporate entity, under regulation and investigation by ANEEL.

The data on sales of energy by Copel Distribuição, considered in the accounting records of MAE, now CCEE, were not recognized by the Company as being effective and definitive for the years 2000, 2001 and the first quarter of 2002. These data were calculated based on criteria and amounts that take into consideration decisions by the regulatory agency, which are being contested, and the Company has forwarded, via administrative and legal means, measures against such decisions.

The claim is based mainly on the fact that the Company had sold energy, which should not act as the basis for the calculation prepared by the regulatory body, to comply exclusively with contracts with customers located in the market for the South east region. As of December 31, 2010, the estimated amount for the differences in the calculation was approximately R$1,473,000, which had not been recognized by the Company to liabilities – suppliers.

On March 31, 2011, Management, based on the decision given by the lower courts in favor of the Company and supported by the opinion given by its legal advisors, considered the chances of loss from the final decision for these legal processes to be remote, maintaining this decision as of December 31, 2011.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27  Shareholder’s Equity

27.1     Equity attributable to Controlling Shareholder

The market value of Company stock as of December 31 , 2011, is shown below:

	Number of shares	Market value

Common shares	145,031,080	4,788,667
Class A preferred shares	384,150	15,036
Class B preferred shares	128,240,145	5,007,767
	273,655,375	9,811,470

Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares have priority in the distribution of minimum annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

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

As of December 31 , 2011 and 2010, Copel’s paid-in share capital was R$6,910,000.

27.1.1    Stock Capital

								In shares
Shareholders	Common		Classe A Preferred		Classe B Preferred		Total
		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&FBOVESPA (1)	19,500,475	13.45	129,439	33.69	57,520,418	44.85	77,150,332	28.19
NYSE (2)	120,889	0.08	-	-	43,254,632	33.73	43,375,521	15.85
Latibex (3)	-	-	-	-	129,297	0.10	129,297	0.05
Municipalities	178,393	0.12	9,326	2.43	3,471	0.01	191,190	0.07
Other shareholders	373,176	0.25	245,385	63.88	36,682	0.03	655,243	0.24
	145,031,080	99.99	384,150	100.00	128,240,145	100.00	273,655,375	100.00
(1) São Paulo Stock, Commodities, and Futures Exchange
(2) New York Stock Exchange
(3)Latin American Exchange in Euros, related to the Madrid Exchange

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27.1.2    Shareholder Breakdown

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 12.31.2011 (in shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
OTHER SHAREHOLDERS		21,703,707	14.96	384,150	100.00	100,944,500	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	384,150	100.00	128,240,145	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal
Government. It holds a shareholders' agreement with the State Government.

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 12.31.2010 (in shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
OTHER SHAREHOLDERS		21,703,707	14.96	389,931	100.00	100,938,719	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	389,931	100.00	128,234,364	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal
Government. It holds a shareholders' agreement with the State Government.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In fiscal year 2011, 5,781 shares were converted from class A preferred shares to class B preferred shares.

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 12.31.2011 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
MAJORITY SHAREHOLDER		123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
S. MANAGEMENT	BOARD OF DIRECTORS	9	0.00	-	-	-	-	8	0.00
	BOARD OF OFFICERS	3	0.00	-	-	2,500	0.00	2,503	0.00
FISCAL COUNCIL		20,000	0.01			10	0.00	20,010
OTHER SHAREHOLDERS		21,693,696	14.96	384,150	100.00	100,941,990	78.71	123,009,836	44.95
TOTAL		145,031,080	100.00	384,150	100.00	128,240,145	100.00	273,655,375	100.00
FREE-FLOAT		21,693,696	14.96	384,150	100.00	100,941,990	78.71	123,009,836	44.95

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 12.31.2010 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
MAJORITY SHAREHOLDER		123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
S. MANAGEMENT	BOARD OF DIRECTORS	9	0.00	-	-	-	-	8	0.00
	BOARD OF OFFICERS	102	0.00	-	-	-	-	102	0.00
OTHER SHAREHOLDERS		21,703,596	14.96	389,931	100.00	100,938,719	78.71	123,032,247	44.96
TOTAL		145,031,080	100.00	389,931	100.00	128,234,364	100.00	273,655,375	100.00
FREE-FLOAT		21,703,596	14.96	389,931	100.00	100,938,719	78.71	123,032,246	44.96

27.1.3    Profit reserves

	12.31.2011	12.31.2010
Legal reserve	536,187	478,302
Investment reserve	2,838,551	2,056,526
Additional proposed dividend	84,875	25,779
	3,459,613	2,560,607

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The proposed additional dividend corresponds to the amount proposed by Copel’s senior management to the annual general meeting, exceeding the minimum mandatory dividends fixed in the Company bylaws. The value is kept in a specific reserve in the Company’s equity until definitive deliberation by the annual general meeting, when the value is then recognized as a debt and transferred to current liabilities.

27.1.4    Equity valuation adjustments

The Company recognized the fair value adjustment of its property, plant and equipment of the date of the first-time adoption of the IFRSs. A counterpart entry to this adjustment, net of deferred income tax and social contribution, was recorded in the equity valuation adjustments account, under equity. The realization is accounted for in the retained earnings account, as depreciation or write-off of an item occurs.

The changes in this account includes the adjustments arising from fair value variations involving financial assets classified as available for sale, which correspond to the Company’s other comprehensive income.

Changes in the equity valuation adjustments account

		Accumulated
	Equity	other
	Valuation	Comprehensive	Total
	Adjustments	Income
As of January 1, 2009	1,750,069	-	1,750,069
Adjustment rel. to financial assets classified as available for sale:
Accounts receivable related to the concession - Copel Distribuição (*)	-	11,464	11,464
Realization of equity valuation adjustments - deemed cost:
Cost assigned - Copel Geração e Transmissão (*)	(100,899)	-	(100,899)
As of December 31, 2009	1,649,170	11,464	1,660,634
Adjustment rel. to financial assets classified as available for sale:
Accounts receivable related to the concession - Copel Distribuição (*)	-	3,029	3,029
Taxes on gains on financial assets	-	(1,030)	(1,030)
Realization of equity valuation adjustments - deemed cost:			-
Cost assigned - Copel Geração e Transmissão (*)	(153,489)	-	(153,489)
Taxes on making adjustments	52,186	-	52,186
Copel Geração e Transmissão	(2,748)	-	(2,748)
Dominó Holdings	934	-	934
As of December 31, 2010	1,546,053	13,463	1,559,516
Adjustment rel. to financial assets classified as available for sale:
Financial assets of Copel Geração e Transmissão	-	2,962	2,962
Taxes on gains on financial assets	-	(1,007)	(1,007)
Accounts receivable related to the concession - Copel Distribuição (*)	-	(7,282)	(7,282)
Taxes on gains on financial assets	-	2,476	2,476
Investments available for sale - Copel	-	5,647	5,647
Taxes on gains on financial assets	-	(1,920)	(1,920)
Realization of equity valuation adjustments - deemed cost:
Cost assigned - Copel Geração e Transmissão (*)	(154,400)	-	(154,400)
Taxes on making adjustments	52,496	-	52,496
Cost assigned - Dominó Holdings (*)	(2,132)	-	(2,132)
Taxes on making adjustments	725	-	725
As of December 31, 2011	1,442,742	14,339	1,457,081

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27.1.5    Proposed dividends distribution

12.31.2011
Calculation of the minimum dividend (25%) - (1)
Net income	1,157,690
Legal reserve (5%)	(57,885)
Realization of asset valuation adjustment	103,311
Basis for calculating minimum dividend	1,203,117
300,779
Proposed dividends, net - (2)
Interest on own capital	421,091
IRRF tax interest on equity	(35,437)
385,654

Additional proposed dividends (2-1)	84,875

Gross dividend per share
Common shares	1.46833
Class A preferred shares	2.52507
Class B preferred shares	1.61546

Gross amount of dividends per share classes:
Common shares	212,954
Class A preferred shares	970
Class B preferred shares	207,167

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

In 2011, while recording net income of R$1,157,690, the Company distributed R$421,091 as interest own capital.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The portion of interest own capital exceeding the minimum obligatory dividends, in the amount of R$84,875, will be maintained in a reserve in the Company’s shareholder’s equity, as additional proposed dividend, until the deliberation by the annual general shareholder’s meeting, when, if approved, it will be transferred to an account in current liabilities.

27.1.6    Earnings per share – basic and diluted

	12.31.2011	12.31.2010	12.31.2009
Basic and diluted numerator
Basic and diluted earnings per share category, attributable to controlling shareholder's
Class A preferred shares	2,064	2,050	1,469
Class B preferred shares	569,817	486,044	389,668
Common shares	585,809	499,713	400,639
	1,157,690	987,807	791,776
Basic and diluted denominator
Weighted average number of shares (in thousands)
Class A preferred shares	387,134	393,683	396,319
Class B preferred shares	128,237,161	128,230,612	128,227,976
Common shares	145,031,080	145,031,080	145,031,080
	273,655,375	273,655,375	273,655,375
Basic and diluted earning per share attributable to controlling shareholder's
Class A preferred shares	5.3315	5.2075	37,066
Class B preferred shares	4.4435	3.7904	30,389
Common shares	4.0392	3.4456	27,624.0000

The weighted average amount of common shares used in the calculation of the basic earnings per share is reconciled with the weighted average amount of common shares used in the calculation of diluted earnings per share, since there are no financial instruments with diluting potential.

27.2     Equity attributable to non-controlling interest

	Compagas	Elejor	UEG Araucária	Total
As of January 1, 2009	84,913	1,739	132,225	218,877
Proposed dividends	(9,065)	(1,949)	-	(11,014)
Results for the year	15,630	6,844	(1,972)	20,502
As of December 31, 2009	91,478	6,634	130,253	228,365
Resources for Afac	-	30,813	-	30,813
Proposed dividends	(15,949)	-	-	(15,949)
Results for the year	19,864	4,017	(1,407)	22,474
As of December 31, 2010	95,393	41,464	128,846	265,703
Reimbursement of advance for future capital increase - AFAC	-	(30,813)	-	(30,813)
Proposed dividends	(10,109)	(1,111)	-	(11,221)
Results for the year	15,891	4,675	(1,402)	19,164
As of December 31, 2011	101,175	14,215	127,444	242,834

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28  Operational Income

	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	& Cofins taxes	ICMS (VAT)	charges	(ISSQN )	revenues
						12.31.2011
Electricity sales to final customers	3,673,054	(340,261)	(972,849)	(29,116)	-	2,330,828
Electricity sales to distributors	1,659,996	(158,771)	(399)	(60,995)	-	1,439,831
Charges for the use of the main transmission grid	5,201,169	(472,181)	(1,278,736)	(687,884)	-	2,762,368
Construction revenues	741,726	-	-	-	-	741,726
Revenues from telecommunications	152,117	(9,144)	(25,285)	-	(562)	117,126
Distribution of piped gas	349,801	(31,934)	(43,926)	-	(8)	273,933
Other operating revenues	133,473	(12,858)	(1)	(9,213)	(1,048)	110,353
	11,911,336	(1,025,149)	(2,321,196)	(787,208)	(1,618)	7,776,165

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	& Cofins taxes	ICMS (VAT)	charges	(ISSQN )	revenues
						31.12.2010
Electricity sales to final customers	3,517,008	(327,156)	(948,563)	(27,886)	-	2,213,403
Electricity sales to distributors	1,488,178	(145,462)	(392)	(54,323)	-	1,288,001
Charges for the use of the main transmission grid	4,295,275	(395,817)	(1,057,679)	(569,358)	-	2,272,421
Construction revenues	663,534	-	-	-	-	663,534
Revenues from telecommunications	129,040	(7,385)	(22,925)	-	(848)	97,882
Distribution of piped gas	300,598	(25,341)	(37,853)	-	(132)	237,272
Other operating revenues	152,414	(14,043)	(3)	(8,808)	(960)	128,600
	10,546,047	(915,204)	(2,067,415)	(660,375)	(1,940)	6,901,113

	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	& Cofins taxes	ICMS (VAT)	charges	(ISSQN )	revenues
						12.31.2009
Electricity sales to final customers	3,250,761	(301,344)	(869,923)	(19,940)	-	2,059,554
Electricity sales to distributors	1,394,806	(141,199)	(310)	(44,140)	-	1,209,157
Charges for the use of the main transmission grid	3,684,706	(367,084)	(880,808)	(461,697)	-	1,975,117
Construction revenues	601,880	-	-	-	-	601,880
Revenues from telecommunications	104,844	(6,082)	(17,756)	-	(744)	80,262
Distribution of piped gas	261,325	(22,773)	(33,293)	-	(101)	205,158
Other operating revenues	146,045	(17,498)	(6)	(8,589)	(940)	119,012
	9,444,367	(855,980)	1,802,096	(534,366)	1,785	6,250,140

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Regulatory charges

	12.31.2011	12.31.2010	12.31.2009
Fuel Consumption Account (CCC)	348,374	281,152	184,692
Energy Development Account (CDE)	249,799	226,845	214,504
Global Reversal Reserve (RGR)	107,105	78,445	78,560
Research and Development and Energy Efficiency Programs - R&D and EEP	68,048	61,157	56,284
Other charges	13,882	12,776	326
	787,208	660,375	534,366

Power sales to final customers by customer category

Electric power supply
		Gross income			Net income
	12.31.2011	12.31.2010	12.31.2009	12.31.2011	12.31.2010	12.31.2009
Residential	1,223,657	1,156,856	1,071,740	771,674	723,479	677,190
Industrial	1,224,103	1,200,225	1,107,740	757,293	730,526	673,945
Commercial, services and other activities	807,489	760,206	697,997	498,948	467,657	433,316
Rural	158,644	146,606	135,646	134,124	126,876	118,770
Public agencies	104,218	102,035	95,853	73,870	72,379	68,655
Public lighting	77,049	78,226	73,883	47,062	47,798	45,627
Public services	77,894	72,854	67,902	47,857	44,688	42,052
	3,673,054	3,517,008	3,205,761	2,330,828	2,213,403	2,059,555

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Use of the power grid by customer category

Availability of grid
		Gross income			Net income
	12.31.2011	12.31.2010	12.31.2009	12.31.2011	12.31.2010	12.31.2009
Residencial	1,606,837	1,336,081	1,142,061	785,887	661,684	574,960
Industrial	1,413,901	1,227,069	1,033,406	670,214	566,617	477,938
Commercial, services and other activities	1,106,635	892,046	748,765	541,595	437,526	370,365
Rural	217,114	170,367	144,807	154,700	126,876	107,691
Public agencies	142,898	119,089	102,078	82,594	69,181	59,882
Public lighting	110,302	91,341	78,839	53,118	44,175	38,576
Public services	106,806	85,146	72,440	51,809	41,406	35,578
Free consumers	197,789	181,323	138,706	150,725	156,278	124,735
Basic network, boundary and connection	2,367	2,856	2,407	1,804	2,185	1,844
Revenue of operation and maintenance	44,584	42,952	42,090	40,584	37,646	30,856
Revenue of effective interest	251,936	147,005	179,107	229,338	128,847	152,692
	5,201,169	4,295,275	3,684,706	2,762,368	2,272,421	1,975,117

Power sales to distributors

	12.31.2011	12.31.2010	12.31.2009
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	1,280,176	1,151,485	1,098,636
Bilateral contracts	237,279	223,788	197,207
Electric Energy Trading Chamber - CCEE	142,541	112,905	98,963
	1,659,996	1,488,178	1,394,806

Other operating revenues

	12.31.2011	12.31.2010	12.31.2009
Leases and rents	88,909	103,686	97,696
Revenues from services	37,975	39,669	38,040
Charged service	5,306	7,422	9,179
Other revenues	1,283	1,637	1,130
	133,473	152,414	146,045

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29  Operating Costs and Expenses

Operating costs and expenses are as follows:

	Costs of	Sales	General and	Other
Nature of costs and expenses	goods and/or	expenses	administrative	rev. (exp.),
	services		expenses	net	Total
					12.31.2011
Electricity purchased for resale (29.1)	(2,152,545)	-	-	-	(2,152,545)
Use of main distribution and transmission grid (29.2)	(632,518)	-	-	-	(632,518)
Personnel and management (29.3)	(753,022)	(7,747)	(221,884)	-	(982,653)
Pension and healthcare plans (Note 21)	(117,460)	(804)	(32,581)	-	(150,845)
Materials and supplies (29.4)	(76,213)	(594)	(8,803)	-	(85,610)
Materials and supplies for
power generation	(25,031)	-	-	-	(25,031)
Natural gas and supplies for the gas business	(186,931)	-	-	-	(186,931)
Third-party services (29.5)	(267,603)	(32,882)	(90,948)	-	(391,433)
Depreciation and amortization	(519,536)	(41)	(32,104)	(1,484)	(553,165)
Accruals and provisions (29.6)	-	(75,556)	-	(214,099)	(289,655)
Construction cost (29.7)	(731,443)	-	-	-	(731,443)
Other costs and expenses (29.8)	5,287	3,860	(75,132)	(224,857)	(290,842)
	(5,457,015)	(113,764)	(461,452)	(440,440)	(6,472,671)

	Costs of	Sales	General and	Other
Nature of costs and expenses	goods and/or	expenses	administrative	rev. (exp.),
	services		expenses	net	Total
					12.31.2010
Electricity purchased for resale (29.1)	(1,972,275)	-	-	-	(1,972,275)
Use of main distribution and transmission grid (29.2)	(592,741)	-	-	-	(592,741)
Personnel and management (29.3)	(634,277)	(5,805)	(171,432)	-	(811,514)
Pension and healthcare plans (21)	(97,528)	(666)	(26,027)	-	(124,221)
Materials and supplies (29.4)	(75,533)	(977)	(7,614)	-	(84,124)
Materials and supplies for power
generation	(22,975)	-	-	-	(22,975)
Natural gas and supplies for the gas business	(144,648)	-	-	-	(144,648)
Third-party services (29.5)	(245,232)	(33,557)	(72,117)	-	(350,906)
Depreciation and amortization	(511,491)	(53)	(27,618)	(3,830)	(542,992)
Accruals and provisions (29.6)	-	(26,424)	-	(336,352)	(362,776)
Construction cost (29.7)	(662,887)	-	-	-	(662,887)
Other costs and expenses (29.8)	(16,556)	5,016	(48,818)	(235,726)	(296,084)
	(4,976,143)	(62,466)	(353,626)	(575,908)	(5,968,143)

	Costs of	Sales	General and	Other
Nature of costs and expenses	goods and/or	expenses	administrative	rev. (exp.),
	services		expenses	net	Total
					12.31.2009
Electricity purchased for resale (29.1)	(1,816,848)	-	-	-	(1,816,848)
Use of main distribution and transmission grid (29.2)	(553,174)	-	-	-	(553,174)
Personnel and management (29.3)	(630,917)	(4,764)	(174,370)	-	(810,051)
Pension and healthcare plans (21)	(85,243)	(545)	(23,994)	-	(109,782)
Materials and supplies (29.4)	(58,993)	(2,862)	(7,368)	-	(69,223)
Materials and supplies for power	(21,231)	-	-	-	(21,231)
generation					-
Natural gas and supplies for the gas business	(128,916)	-	-	-	(128,916)
	(228,579)	(33,627)	(58,860)	-	(321,066)
Depreciation and amortization	(509,230)	(10)	(26,711)	(3,830)	(539,781)
Accruals and provisions (29.6)	-	(16,448)	-	56,385	39,937
Construction cost (29.7)	(601,614)	-	-	-	(601,614)
Other costs and expenses (29.8)	5,961	3,975	(143,440)	(141,802)	(275,306)
	(4,628,784)	(54,281)	(434,743)	(89,247)	(5,207,055)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.1     Electricity purchased for resale

	12.31.2011	12.31.2010	12.31.2009
Eletrobras - Centrais Elétricas Brasileiras S.A. (Itaipu)	459,649	468,296	521,023
Furnas Centrais Elétricas S.A. - auction	382,553	357,763	322,514
Companhia Hidro Elétrica do São Francisco - Chesf - auction	354,682	332,801	305,207
Companhia Energética de São Paulo - Cesp - auction	138,366	129,120	115,162
Itiquira Energética S.A.	129,037	117,813	116,195
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	117,681	109,926	99,748
Petróleo Brasileiro S.A. - Petrobras - auction	104,292	100,569	33,598
Program for incentive to alternative energy sources - Proinfa	102,638	105,972	75,685
Dona Francisca Energética S.A.	63,045	61,189	60,303
Companhia Energética de Minas Gerais - Cemig - auction	56,402	52,378	58,578
Electric Energy Trading Chamber - CCEE	43,947	58,446	62,110
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE - auction	40,168	37,700	34,773
Companhia de Geração Térmica de Energia Elétrica - Eletrobras CGTEE - auction	35,805	32,091	4,800
Light S.A. - auction	30,475	28,557	26,166
ThyssenKrupp CSA Companhia Siderúrgica - UTE Atlântico - auction	29,139	-	-
Tractbel Energia S.A. - auction	22,440	20,841	14,886
Duke Energy International, Geração Paranapanema S.A. - auction	20,846	19,347	17,069
Coomex Empresa Operadora do Mercado Energético Ltda.	15,870	-	-
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(231,703)	(210,150)	(203,370)
Others - auction	237,213	149,616	152,401
	2,152,545	1,972,275	1,816,848

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.2     Use of main distribution and transmission grid

	12.31.2011	12.31.2010	12.31.2009
Furnas Centrais Elétricas S.A.	131,995	127,827	123,697
Cia Transmissora de Energia Elétrica Paulista - Cteep	76,333	68,658	65,323
Companhia Hidro Elétrica do São Francisco - Chesf	62,612	59,878	59,594
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	55,550	49,843	42,975
Eletrosul Centrais Elétricas S.A.	44,618	43,847	44,790
Companhia Energética de Minas Gerais - Cemig	22,854	25,696	25,037
TSN Transmissora Nordeste Sudeste de Energia S.A.	22,684	21,088	19,795
Novatrans Energia S.A.	22,496	20,978	19,521
National System Operator - ONS	20,048	19,842	19,206
Cia Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	18,777	17,744	17,457
Empresa Amazonense de Transmissão de Energia - Eate	18,750	17,434	16,545
Regulatory Charge - ERR	16,456	-	-
System Services Charges - SSC	10,988	41,021	24,251
ATE II Transmissora de Energia S.A.	9,846	8,941	8,407
Empresa Norte de Transmissão de Energia S.A. - Ente	9,744	8,913	8,403
Itumbiara Transmissora de Energia Ltda	9,285	8,468	7,990
Expansion Transmissora de Energia Elétrica S.A.	8,601	8,063	7,649
STN Sistema de Transmissão Nordeste S.A	7,784	7,145	6,740
Empresa Transmissora de Energia Oeste Ltda - Eteo	7,689	7,219	6,759
NTE Nordeste Transmissora de Energia S.A	6,672	6,253	5,905
ATE Transmissora Energia S.A	6,467	5,743	5,508
Integração Transmissão Energia - Intesa	6,037	5,553	4,679
Serra Mesa Transm. Energia Ltda. - SMTE	5,734	4,975	4,983
LT Triângulo S.A.	5,151	4,771	4,697
ATE III Transmissora Energia S.A	5,107	4,707	4,381
SC Energia - Empresa Transmissora Energia Sta Catarina	4,798	4,492	4,350
Empresa Paraense Transmissão de Energia S/A - Etep	4,286	4,047	3,762
Arthemis Transmissora de Energia S.A	4,166	3,796	3,583
IENNE - Interligação Elétrica Norte Nordeste	2,370	-	-
(-) PIS/Pasep/Cofins taxes on charges for use of power grid	(71,073)	(65,866)	(54,959)
Others	75,693	51,665	42,146
	632,518	592,741	553,174

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.3     Personnel and management

	12.31.2011	12.31.2010	12.31.2009
Personnel
Wages and salaries	717,795	561,842	530,187
Social charges on payroll	221,216	186,042	171,319
	939,011	747,884	701,506
Profit sharing	51,603	66,151	64,995
Meal assistance and education allowance	74,998	66,511	55,695
Labor indemnifications (reversals)	-	-	24,291
Compensation - Voluntary termination Program	-	-	15,859
Compensation - Voluntary termination program/retirement	60,908	19,737	16,702
	1,126,520	900,283	879,048
(-) Transfer to fixed and intangible assets in progress (a)	(155,394)	(99,650)	(79,263)
	971,126	800,633	799,785
Management
Wages and salaries	8,673	8,898	8,472
Social charges on payroll	1,875	1,959	1,770
Other expenses	979	24	24
	11,527	10,881	10,266
	982,653	811,514	810,051

a) Value refers to the appropriation of direct labor costs in property, plant and equipment and intangible assets in progress, it does not consider administrative costs.

Profit sharing

The Company has carried out an employee profit sharing program, which is paid according to Federal Law – 10,101/2000, the State Decree 1978/2007 and State Law 16560/2010. The shared amount has been accrued as follows:

	12.31.2011	12.31.2010	12.31.2009
Copel Geração e Transmissão	9,109	14,373	14,721
Copel Distribuição	35,162	46,950	46,102
Copel Telecomunicações	2,729	3,900	3,528
Compagas	1,068	928	644
	48,068	66,151	64,995

29.4     Materials and Supplies

	12.31.2011	12.31.2010	12.31.2009
Materials for the electric system	29,455	27,040	18,517
Fuel and vehicle parts	25,889	24,006	22,586
Cafeteria supplies	9,174	7,875	6,179
Materials for civil construction	5,587	8,222	3,782
Office supplies	4,417	4,124	5,849
Safety supplies	2,933	2,400	2,271
Tools	1,977	1,691	2,763
Lodging Supplies	1,602	1,408	1,049
Clothing and uniforms	1,595	2,468	1,845
IT equipment	1,297	1,458	1,635
Other materials	1,684	3,432	2,747
	85,610	84,124	69,223

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.5     Third-parties services

.

	12.31.2011	12.31.2010	12.31.2009
Transmission grid	90,536	91,053	74,986
Meter reading and bill delivery	29,898	28,168	30,900
Data processing and transmission	28,216	25,170	15,708
Meter reading and bill delivery	27,108	24,359	21,274
Administrative support services	19,865	17,875	15,889
Telephone operator	19,354	15,900	16,243
Security	19,084	17,247	14,589
Travel	18,506	13,495	13,139
Civil maintenance services	17,307	10,618	8,015
Personnel training	13,302	10,548	8,678
Upkeep of right of way areas	12,796	11,183	8,316
Services in "green areas"	9,968	6,864	5,735
Customer service	6,908	7,143	5,707
Services in "green areas"	6,257	4,537	4,371
Vehicle maintenance and repairs	6,167	5,235	4,498
Keeping of equipment and furnishing	5,728	1,526	906
Cargo shipping	4,781	4,106	3,854
Technical, scientific and administrative consulting	13,905	18,881	25,437
Postal services	4,054	3,594	5,063
Telephone operator	3,446	3,532	3,133
Auditing	3,010	2,714	3,097
Satellite communications	2,801	4,522	3,722
Legal expenses	2,387	2,936	2,250
Conduction	2,064	1,751	1,426
Advertising	1,793	1,497	1,434
Other services	22,192	16,452	22,696
	391,433	350,906	321,066

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.6     Accruals and provisions

	12.31.2011	12.31.2010	12.31.2009
Allowance for doubtful accounts
Trade account receivable	77,184	26,240	16,073
Other receivables	(1,628)	184	375
	75,556	26,424	16,448
.
Provisions for losses on taxes recoverable	46,802	-	-
.
Provision for investment impairments	398	2,114	773

Reserve (reversals) for risks (Note 26)
Cofins	-	234,563	(178,753)
Tax	(38,689)	3,397	(7,300)
Labor	2,611	33,915	51,427
Employee benefits	21,289	28,053	2,127
Suppliers	1,902	2,077	31,815
Civil and administrative claims	49,075	22,175	32,742
Easement of necessity	(3,732)	(5,667)	4,825
Expropriation and equity	124,874	7,440	5,710
Customers	207	136	128
Environmental	62	32	10
Regulatory	9,300	8,117	151
	166,899	334,238	(57,118)
	289,655	362,776	(39,897)

29.7     Construction Costs

	12.31.2011	12.31.2010	12.31.2009
Materials and supplies	415,098	390,478	381,257
Third-party services	118,568	161,880	145,850
Personnel and management	66,921	59,305	46,796
Other	130,856	51,224	27,711
	731,443	662,887	601,614

29.8     Other costs and expenses

	12.31.2011	12.31.2010	12.31.2009
Financial compensation for use of water resources	125,343	112,210	80,227
Losses in the decommissioning and disposal of assets	54,285	50,203	22,542
Indemnities	35,880	17,917	51,705
Taxes	20,125	19,988	15,403
Leases and rents	18,380	16,670	14,976
Taxes	18,103	16,548	73,091
Other maintenance cost	1,420	21,333	6,700
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	15,420	7,083	5,897
Insurance	7,826	7,726	7,056
Electric energy - own consumption	7,284	6,489	5,868
Advertising	4,767	4,340	3,490
Recovery of costs and expenses	(40,175)	(42,209)	(42,520)
Other costs and expenses, net	22,184	57,786	30,871
	290,842	296,084	275,306

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30  Financial Income (Expenses)

	12.31.2011	12.31.2010	12.31.2009
Financial income
Return on financial investments held for trading	210,253	153,870	149,993
Return on financial investments held for sale	15,660	8,942	8,975
Return on financial investments held until maturity	2,808	5,104	12,853
Monetary variation of receivables related to concession	100,381	151,187	-
Monetary variation of CRC transfer (Note 6)	64,083	136,168	(18,196)
Return on CRC transfer (Note 6)	84,867	79,546	83,834
Penalties on overdue bills	63,652	70,985	59,420
Interest on prepaid taxes	17,016	23,752	27,168
Fines	14,067	11,879	9,407
Interest and commissions on loan agreements	-	-	-
Other financial income	4,745	10,798	3,942
	577,532	652,231	337,396
(-) Financial expenses
Debt charges	141,327	105,118	135,618
Monetary variation of payables related to concession - use of public property	71,383	55,501	30,326
PIS/Pasep and Cofins tax of interests on own capital	43,740	32,506	39,644
Monetary and exchange variations	17,821	23,193	(10,435)
Interest on R&D and EEP	18,666	19,285	13,252
Interest on tax installments	9,359	14,623	2,092
IOF tax	4,291	19,389	9,619
Other financial expenses	46,177	34,191	110,545
	352,764	303,806	330,661
	224,768	348,425	6,735

The costs of loans and financing capitalized during the year of 2011 amounted to R$70,144, at an average rate of 3.91% p.y.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31  Operating Segments

31.1     Products and services which generate revenues for the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

During 2011 and 2010, all sales were made within Brazilian territory.

We have not identified any Company customer who individually accounts for more than 10% of total net revenues in the year of 2011.

The Group’s reportable segments are:

Power generation and transmission (GET) – this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor, UEG Araucária, Centrais Eólicas do Paraná, Costa Oeste, Marumbi, Sul Brasileira and Cutia;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

Telecommunications (TEL) - this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

Gas - this segment comprises the public service of piped natural gas distribution. It operates through Compagas; and

Holding Company (HOL) - this segment comprises participation in other companies. It operates through Copel, Copel Empreendimentos (until June 2010) and Dominó Holdings.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operational segments are the same as those described in the summary of main accounting practices and record transactions between segments as transactions with third-parties, i.e., at current market prices.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Assets per reportable segment

ASSETS	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
12.31.2011

ASSETS	10,212,802	7,629,993	353,370	276,419	13,705,155	(13,056,076)	19,121,663
CURRENT ASSETS	1,317,300	2,150,339	44,395	77,320	1,316,627	(1,203,968)	3,702,013
Cash and cash equivalents	323,713	647,783	8,348	41,047	28,234	-	1,049,125
Financial investments - securities and bonds	548,071	33,735	-	48	165	-	582,019
Restricted Financial investments
collaterals and escrow accounts	1,957	5	-	706	-	-	2,668
Trade accounts receivable	265,833	1,104,328	18,253	32,715	-	(52,763)	1,368,366
Dividends to receive	-	-	-	-	1,168,612	(1,150,706)	17,906
CRC transferred to State Government of Paraná	-	65,862	-	-	-	-	65,862
Receivable related to concession	80,626	-	-	-	-	-	80,626
Other receivables	64,812	95,030	1,098	540	332	(499)	161,313
Inventories	23,717	69,579	9,015	1,491	-	-	103,802
Income tax and social contribution	4,654	87,484	3,958	1	119,284	-	215,381
Other current recoverable taxes	1,553	44,871	3,369	564	-	-	50,357
Prepaid expenses	2,364	1,662	354	208	-	-	4,588
NONCURRENT ASSETS	8,895,502	5,479,654	308,975	199,099	12,388,528	(11,852,108)	15,419,650
Long term assets	1,314,669	4,229,128	18,403	23,263	1,509,977	(1,155,928)	5,939,512
Financial investments	61,931	658	-	-	-	-	62,589
Financial investments - securities and bonds
Restricted Financial investments	-	37,553	-	-	-	-	37,553
Trade accounts receivable	-	32,363	89	10,534	-	(10,534)	32,452
CRC transferred to State Government of Paraná	-	1,280,598	-	-	-	-	1,280,598
Judicial deposits	20,693	185,994	885	301	222,944	-	430,817
Receivable related to concession	1,011,271	2,225,203	-	-	-	-	3,236,474
Advances to suppliers	-	-	-	11,982	-	-	11,982
Other noncurrent receivables	1,878	3,172	-	191	-	-	5,241
Income tax and social contribution	18,714	-	-	-	-	-	18,714
Other noncurrent recoverable taxes	3,967	64,827	9,118	-	-	-	77,912
Deferred Income tax and social contribution	196,215	398,760	8,311	255	141,639	-	745,180
Receivable from other related parties	-	-	-	-	1,145,394	(1,145,394)	-
Investments	386,873	4,012	-	-	10,878,551	(10,720,278)	549,158
Property, plant and equipment, net	6,935,336	-	273,787	-	-	-	7,209,123
Intangible assets	258,624	1,246,514	16,785	175,836	-	24,098	1,721,857

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
12.31.2010

ASSETS	9,959,623	6,708,119	291,909	263,498	12,984,711	(12,348,428)	17,859,432
CURRENT ASSETS	1,912,635	1,963,891	42,797	65,249	1,109,196	(935,978)	4,157,790
Cash and cash equivalents	1,341,151	669,079	6,942	37,769	90,828	(351,353)	1,794,416
Financial investments - securities and bonds	151,707	30,813	-	-	175	351,400	534,095
Restricted Financial investments
collaterals and escrow accounts	63,473	201	-	404	-	-	64,078
Trade accounts receivable	229,392	931,463	19,929	24,009	-	(42,166)	1,162,627
Dividends to receive	4,480	-	-	-	894,719	(893,348)	5,851
CRC transferred to State Government of Paraná	-	58,816	-	-	-	-	58,816
Receivable related to concession	54,700	-	-	-	-	-	54,700
Other receivables	33,169	127,198	661	552	-	(511)	161,069
Inventories	24,429	83,893	11,758	1,344	-	-	121,424
Income tax and social contribution	3,232	30,685	821	1	123,474	-	158,213
Other current recoverable taxes	4,457	30,089	2,426	564	-	-	37,536
Prepaid expenses	2,445	1,654	260	606	-	-	4,965
NONCURRENT ASSETS	8,046,988	4,744,228	249,112	198,249	11,875,515	(11,412,450)	13,701,642
Long term assets	955,980	3,451,017	13,934	28,748	1,443,091	(1,087,477)	4,805,293
Financial investments	5,306	26,280	-	1,845	-	-	33,431
Trade accounts receivable	-	43,729	-	15,800	-	(15,800)	43,729
CRC transferred to State Government of Paraná	-	1,282,377	-	-	-	-	1,282,377
Judicial deposits	22,034	147,895	233	205	230,332	-	400,699
Receivable related to concession	785,457	1,637,888	-	-	-	-	2,423,345
Advances to suppliers	-	-	-	9,902	-	-	9,902
Other noncurrent receivables	1,878	3,280	-	164	-	-	5,322
Income tax and social contribution	12,341	-	-	-	-	-	12,341
Other noncurrent recoverable taxes	13,286	64,303	7,273	-	-	-	84,862
Deferred Income tax and social contribution	110,428	245,265	6,428	832	144,757	-	507,710
Receivable from other related parties	5,250	-	-	-	1,068,002	(1,071,677)	1,575
Investments	390,810	4,232	-	-	10,432,424	(10,344,016)	483,450
Property, plant and equipment, net	6,441,654	-	222,291	-	-	-	6,663,945
Intangible assets	258,544	1,288,979	12,887	169,501	-	19,043	1,748,954

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Liabilities per reportable segment

LIABILITIES	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
12.31.2011

TOTAL LIABILITIES	10,212,802	7,629,993	353,370	276,419	13,705,155	(13,056,076)	19,121,663
CURRENT LIABILITIES	1,210,466	1,708,165	47,532	62,991	238,119	(1,208,452)	2,058,821
Payroll and labor provisions	56,533	151,184	13,490	2,734	154	-	224,095
Suppliers	217,291	531,187	7,000	43,054	2,073	(53,152)	747,453
Income tax and social contribution	140,335	-	-	7,526	3,929	-	151,790
Other taxes	26,023	214,128	4,390	1,788	42,238	(110)	288,457
Loans and financing	59,152	17,619	-	48	44,152	(4,484)	116,487
Debentures	-	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-	-
Post employment benefits	604,361	508,695	20,649	7,702	145,043	(1,150,706)	135,744
Customer charges payable	9,785	24,612	1,640	-	-	-	36,037
Customer charges payable	4,047	66,464	-	-	-	-	70,511
Research and development and energy efficiency	15,997	140,918	-	-	-	-	156,915
Payable related to concession - use of public property	44,656	-	-	-	-	-	44,656
Other accounts payable	32,286	53,358	363	139	530	-	86,676
NON CURRENT LIABILITIES	2,569,330	2,255,993	41,098	6,948	1,294,389	(1,174,444)	4,993,314
Associated and subsidiary companies	305,936	781,031	23,000	-	-	(1,109,967)	-
Suppliers	118,996	-	-	-	-	(10,534)	108,462
Taxes	152	-	-	-	-	-	152
Deferred Income tax and social contribution	823,222	66,057	-	5,372	33,259	-	927,910
Loans and financing	437,549	708,607	-	-	965,772	(53,943)	2,057,985
Post employment benefits	117,851	295,899	17,883	1,205	-	-	432,838
Research and development and energy efficiency	34,523	60,126	-	-	-	-	94,649
Payable related to concession - use of public property	370,442	-	-	-	-	-	370,442
Other accounts payable	-	-	-	53	-	-	53
Provisions for legal claims	360,659	344,273	215	318	295,358	-	1,000,823
EQUITY	6,433,006	3,665,835	264,740	206,480	12,172,647	(10,673,180)	12,069,528
Capital	4,256,839	2,624,841	194,755	135,943	7,023,368	(7,325,746)	6,910,000
Equity valuation adjustments	1,440,745	8,657	-	-	1,461,032	(1,453,353)	1,457,081
Legal reserve	212,887	135,294	5,306	16,258	552,734	(386,292)	536,187
Profit retention reserve	157,491	883,575	62,685	54,279	2,858,739	(1,178,218)	2,838,551
Unrealized income reserve					191,899	(191,899)	-
Accumulated income (losses)	(70,534)	-	-	-	-	70,534	-
Attributable to non controlling interest	-	-	-	-	-	242,834	242,834

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
12.31.2010

TOTAL LIABILITIES	9,959,623	6,708,119	291,909	263,498	12,984,711	(12,348,428)	17,859,432
CURRENT LIABILITIES	1,033,899	1,449,633	33,721	60,066	900,738	(941,256)	2,536,801
Payroll and labor provisions	42,546	118,790	11,014	2,935	299	-	175,584
Suppliers	175,753	444,987	7,759	26,325	333	(42,589)	612,568
Income tax and social contribution	126,012	-	-	12,252	14,985	-	153,249
Other taxes	36,486	254,811	3,290	1,947	82,425	(88)	378,871
Loans and financing	46,233	17,950	-	6,330	17,860	(5,278)	83,095
Debentures	-	-	-	-	621,157	-	621,157
Dividends payable	517,352	355,968	10,474	9,628	163,560	(893,348)	163,634
Post employment benefits	6,232	16,811	1,093	-	119	-	24,255
Customer charges payable	3,630	52,475	-	-	-	-	56,105
Research and development and energy efficiency	15,610	140,381	-	-	-	-	155,991
Payable related to concession - use of public property	40,984	-	-	-	-	-	40,984
Other accounts payable	23,061	47,460	91	649	-	47	71,308
NON CURRENT LIABILITIES	2,413,241	1,941,675	16,826	8,754	728,508	(1,082,199)	4,026,805
Associated and subsidiary companies	295,788	715,539	-	-	3,675	(1,015,002)	-
Suppliers	160,736	-	-	-	-	(15,800)	144,936
Taxes	623	11,553	-	-	20,076	-	32,252
Deferred Income tax and social contribution	822,195	32,563	-	7,163	25,297	-	887,218
Loans and financing	425,628	525,711	-	43	380,997	(51,397)	1,280,982
Post employment benefits	104,541	262,728	15,774	1,165	-	-	384,208
Research and development and energy efficiency	26,285	64,447	-	-	-	-	90,732
Payable related to concession - use of public property	340,099	-	-	-	-	-	340,099
Other accounts payable	-	-	-	-	-	-	-
Provisions for legal claims	237,346	329,134	1,052	383	298,463	-	866,378
EQUITY	6,512,483	3,316,811	241,362	194,678	11,355,465	(10,324,973)	11,295,826
Attributable to non controlling interest
Capital	4,285,945	2,624,841	194,755	135,943	7,023,368	(7,354,852)	6,910,000
Capital reserve	104,034	-	-	-	-	(104,034)	-
Equity valuation adjustments	1,540,695	13,463	-	-	1,564,874	(1,559,516)	1,559,516
Legal reserve	182,162	108,500	3,521	14,636	493,019	(323,536)	478,302
Profit retention reserve	146,260	570,007	43,086	31,172	2,056,526	(790,525)	2,056,526
Unrealized income reserve					191,899	(191,899)	-
Additional proposed dividends	351,866	-	-	12,927	25,779	(364,793)	25,779
Accumulated income (losses)	(98,479)	-	-	-	-	98,479	-
Attributable to non controlling interest	-	-	-	-	-	265,703	265,703

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Statement of income  per reportable segment

STATEMENT OF INCOME	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
12.31.2011

OPERATING REVENUES	2,265,696	5,490,064	157,803	291,376	-	(428,774)	7,776,165
Electricity sales to final customers - third-parties	102,934	2,227,894	-	-	-	-	2,330,828
Electricity sales to final customers - between segments	-	5,441	-	-	-	(5,441)	-
Electricity sales to distributors - third-parties	1,348,042	91,789	-	-	-	-	1,439,831
Electricity sales to distributors - between segments	286,132	-	-	-	-	(286,132)	-
Use of the power grid - third-parties	269,924	2,492,444	-	-	-	-	2,762,368
Use of the power grid - between segments	76,331	13,055	-	-		(89,386)	-
Construction revenues	118,816	606,620	-	16,290	-	-	741,726
Telecommunications services to third-parties	-	-	117,126	-	-	-	117,126
Telecommunications services between segments	-	-	40,677	-		(40,677)	-
Distribution of piped gas	-	-	-	273,933	-	-	273,933
Other operating revenues from third-parties	57,600	51,600	-	1,153	-	-	110,353
Other operating revenues between segments	5,917	1,221	-	-	-	(7,138)	-
OPERATIONAL COSTS AND EXPENSES	(1,477,833)	(5,038,081)	(114,437)	(248,001)	(23,093)	428,774	(6,472,671)
Electricity purchased for resale	(73,090)	(2,365,587)	-	-	-	286,132	(2,152,545)
Charges for the use of the powergrid	(216,035)	(505,869)	-	-	-	89,386	(632,518)
Personnel and management	(243,769)	(657,382)	(58,341)	(15,096)	(8,065)	-	(982,653)
Pension and healthcare plans	(37,860)	(104,234)	(7,113)	(1,142)	(496)	-	(150,845)
Materials and supplies	(16,678)	(66,018)	(1,730)	(1,102)	(82)	-	(85,610)
Raw materials and supplies for generation	(25,031)	-	-	-	-	-	(25,031)
Natural gas and supplies for gas business	-	-	-	(186,931)	-	-	(186,931)
Third party services	(100,423)	(307,494)	(17,769)	(12,120)	(5,722)	52,095	(391,433)
Depreciation and amortization	(320,541)	(193,969)	(24,523)	(12,648)	(1,484)	-	(553,165)
Provisions and reversals	(170,312)	(122,332)	734	65	2,190	-	(289,655)
Construction cost	(108,533)	(606,620)	-	(16,290)	-	-	(731,443)
Other operating costs and expenses	(165,561)	(108,576)	(5,695)	(2,737)	(9,434)	1,161	(290,842)
EQUITY IN RESULTS SUBSIDIARIES	(3,487)	-	-	-	1,288,825	(1,229,684)	55,654
PROFIT BEFORE FINANCIAL RESULTS AND TAKES	784,376	451,983	43,366	43,375	1,265,732	(1,229,684)	1,359,148
Financial income (expenses)	16,316	256,721	2,923	6,136	(57,328)	-	224,768
OPERATING INCOME (LOSSES)	800,692	708,704	46,289	49,511	1,208,404	(1,229,684)	1,583,916
Income tax and social contribution	(278,227)	(297,653)	(12,472)	(18,294)	(4,955)	-	(611,601)
Deferred income tax and social contribution	85,767	124,835	1,883	1,214	(9,160)	-	204,539
NET INCOME (LOSSES) FOR THE YEAR	608,232	535,886	35,700	32,431	1,194,289	(1,229,684)	1,176,854

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME	GET	DIS	TEL	GÁS	HOL	Eliminações	Consolidado
12.31.2010

OPERATING REVENUES	1,948,799	4,939,328	139,153	267,829	-	(393,996)	6,901,113
Electricity sales to final customers - third-parties	113,102	2,100,301	-	-	-	-	2,213,403
Electricity sales to final customers - between segments	-	4,649	-	-	-	(4,649)	-
Electricity sales to distributors - third-parties	1,223,530	64,471	-	-	-	-	1,288,001
Electricity sales to distributors - between segments	258,952	-	-	-	-	(258,952)	-
Use of the power grid - third-parties	166,600	2,105,821	-	-	-	-	2,272,421
Use of the power grid - between segments	70,098	11,633	-	-		(81,731)	-
Construction revenues	41,019	599,634	-	22,881	-	-	663,534
Telecommunications services to third-parties	-	-	97,882	-	-	-	97,882
Telecommunications services between segments	-	-	41,271	-		(41,271)	-
Distribution of piped gas	-	-	-	237,272	-	-	237,272
Other operating revenues from third-parties	69,659	51,265	-	7,676	-	-	128,600
Other operating revenues between segments	5,839	1,554	-	-	-	(7,393)	-
OPERATIONAL COSTS AND EXPENSES	(1,219,484)	(4,577,731)	(99,047)	(212,120)	(253,757)	393,996	(5,968,143)
Electricity purchased for resale	(60,352)	(2,170,875)	-	-	-	258,952	(1,972,275)
Charges for the use of the powergrid	(205,749)	(468,723)	-	-	-	81,731	(592,741)
Personnel and management	(200,659)	(546,834)	(43,920)	(12,796)	(7,305)	-	(811,514)
Pension and healthcare plans	(30,535)	(86,359)	(5,655)	(1,239)	(433)	-	(124,221)
Materials and supplies	(21,752)	(60,132)	(1,517)	(709)	(14)	-	(84,124)
Raw materials and supplies for generation	(22,975)	-	-	-	-	-	(22,975)
Natural gas and supplies for gas business	-	-	-	(144,648)	-	-	(144,648)
Third party services	(89,806)	(277,437)	(16,747)	(14,283)	(4,746)	52,113	(350,906)
Depreciation and amortization	(320,759)	(180,701)	(28,540)	(11,508)	(1,484)	-	(542,992)
Provisions and reversals	(17,630)	(106,913)	903	(39)	(239,097)	-	(362,776)
Construction cost	(40,372)	(599,634)	-	(22,881)	-	-	(662,887)
Other operating costs and expenses	(208,895)	(80,123)	(3,571)	(4,017)	(678)	1,200	(296,084)
EQUITY IN RESULTS SUBSIDIARIES	(3,345)	-	-	-	1,225,676	(1,122,994)	99,337
PROFIT BEFORE FINANCIAL RESULTS AND TAKES	725,970	361,597	40,106	55,709	971,919	(1,122,994)	1,032,307
Financial income (expenses)	(25,829)	378,910	4,059	5,256	(13,971)	-	348,425
OPERATING INCOME (LOSSES)	700,141	740,507	44,165	60,965	957,948	(1,122,994)	1,380,732
Income tax and social contribution	(236,566)	(193,982)	(11,287)	(20,734)	(35,399)	-	(497,968)
Deferred income tax and social contribution	72,796	(22,012)	(184)	307	76,610	-	127,517
NET INCOME (LOSSES) FOR THE YEAR	536,371	524,513	32,694	40,538	999,159	(1,122,994)	1,010,281

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME 12.31.2009	GET	DIS	TEL	GÁS	HOL	Eliminações	Consolidado

OPERATING REVENUES	1,919,460	4,420,923	117,784	227,089	-	(435,116)	6,250,140
Electricity sales to final customers - third-parties	103,470	1,956,084	-	-	-	-	2,059,554
Electricity sales to final customers - between segments					-	(4,091)	-
Electricity sales to distributors - third-parties	1,151,278	57,879	-	-	-	-	1,209,157
Electricity sales to distributors - between segments	296,823	-	-	-	-	(296,823)	-
Use of the power grid - third-parties	183,548	1,791,569	-	-	-	-	1,975,117
Use of the power grid - between segments	76,588	10,263	-	-	-	(86,851)	-
Construction revenues	41,791	545,882	-	14,207	-	-	601,880
Telecommunications services to third-parties	-	-	80,262	-	-	-	80,262
Telecommunications services between segments	-	-	37,228	-	-	(37,228)	-
Distribution of piped gas	-	-	-	207,842	-	(2,684)	205,158
Other operating revenues from third-parties	60,095	53,583	294	5,040	-	-	119,012
Other operating revenues between segments	5,867	1,572	-	-	-	(7,439)	-
OPERATIONAL COSTS AND EXPENSES	(1,161,074)	(4,316,069)	(93,045)	(181,653)	109,720	435,116	(5,207,005)
Electricity purchased for resale	(75,701)	(2,037,970)	-	-	-	296,823	(1,816,848)
Charges for the use of the powergrid	(205,854)	(434,171)	-	-	-	86,851	(553,174)
Personnel and management	(198,572)	(554,202)	(38,822)	(11,345)	(7,110)	-	(810,051)
Pension and healthcare plans	(26,728)	(76,624)	(4,886)	(1,272)	(222)	-	(109,732)
Materials and supplies	(13,784)	(53,478)	(1,294)	(653)	(14)	-	(69,223)
Raw materials and supplies for generation	(23,915)	-	-	-	-	2,684	(21,231)
Natural gas and supplies for gas business	-	-	-	(128,916)	-	-	(128,916)
Third party services	(82,275)	(255,958)	(11,429)	(13,291)	(5,671)	47,558	(321,066)
Depreciation and amortization	(330,667)	(167,516)	(31,111)	(9,003)	(1,484)	-	(539,781)
Provisions and reversals	(41,446)	(103,515)	(1,564)	(36)	186,498	-	39,937
Construction cost	(41,525)	(545,882)	-	(14,207)	-	-	(601,614)
Other operating costs and expenses	(120,607)	(86,753)	(3,939)	(2,930)	(62,277)	1,200	(275,306)
EQUITY IN RESULTS SUBSIDIARIES	(4,806)	-	-	-	830,785	(811,652)	14,327
PROFIT BEFORE FINANCIAL RESULTS AND TAKES	753,580	104,854	24,739	45,436	940,505	(811,652)	1,057,462
Financial income (expenses)	11,515	65,940	4,228	2,604	(77,552)	-	6,735
OPERATING INCOME (LOSSES)	765,095	170,794	28,967	48,040	862,953	(811,652)	1,064,197
Income tax and social contribution	(273,761)	(29,901)	(7,645)	(15,319)	(144)	-	(326,770)
Deferred income tax and social contribution	47,705	47,173	1,114	(822)	(56,319)	-	38,851
NET INCOME (LOSSES) FOR THE YEAR	575,039	188,066	22,436	31,899	806,490	(811,652)	812,278

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32  Operating Lease Agreements

32.1     The Group as a lessee

	12.31.2011	12.31.2010
Real estate	17,704	13,988
Photocopiers	1,521	2,872
Others	719	1,190
(-) Pis and Cofins tax credits	(1,564)	(1,380)
	18,380	16,670

Copel’s estimate for expenses for the next fiscal years is basically the same as 2010, plus contractual monetary restatement rates, and there are no risks in connection with contract rescission.

Out of the total R$17,704 spent in rental properties, R$8,591 refer to the rental of the Km 3 Center facilities, signed by Copel and the Copel Foundation, and which is the most significant rental agreement held by the Company. In future periods, this amount will be restated according to a real estate appraisal of the property.

The Company has not identified any operating lease commitments which are non-cancellable.

32.2     The Group as a lessor

Lease and rental income	12.31.2011	12.31.2010
Equipment and facilities	54,442	52,134
Araucária Thermal Power Plant	32,804	50,000
Real estate	862	816
Facilities sharing	801	736
	88,909	103,686

Operating leases refer to revenues from rental of Copel property; lessees do not hold an option to purchase these assets upon expiration of the lease.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company has not identified any operating lease receivables which are non-cancellable.

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

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, a minority shareholder, leasing the Araucária Thermal Power Plant for a period of one year, ended on December 31, 2007 and extended a few times until December 31, 2008. On February 19, 2009, the lease was renewed for another three years, as of January 1, 2009 and until December 31, 2011, and renewed again until December 31, 2012, subject to early termination should UEG Araucária successfully participate at ANEEL-sponsored power auctions. The lease provides for the use of the Araucária Power Plant for power generation by Petrobras, at its own expense; UEG Araucária is entitled to lease payments comprising a fixed and a variable portion, pursuant to the lease agreement.

33    Financial Instruments

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

The Company holds mechanisms aiming to manage risk in the corporate areas and the Company subsidiaries. The risks are classified as critical, high, moderate, low or minimum according to their final exposure, which considers the following impacts: financial, operational and image; and also the frequency and occurrence of the risk.

Main risk factors inherent to the Company’s activities are identified and measured to their potential negative impacts, in range of the strategic, process and projects goals.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.1     Fair value and rating level for assessment of fair value of financial instruments

Fair value are calculated considering the market value to all financial instruments with an active market. For other instruments whose market values are not available, their fair values calculated according to the present value of their future cash flows expected.

Table of fair value of financial assets and liabilities

	Level		Accounting value
		12.31.2011	12.31.2010
Financial assets
Cash and cash equivalent (Note 3)	-	1,049,125	1,794,416
Trade accounts receivable (Note 5)	-	1,275,282	1,039,377
Accounts receivable from government entities (Note 5)	-	125,536	166,979
CRC transferred to state of Paraná (Note 6)	-	1,346,460	1,341,193
Securities and bonds	1	459,292	414,157
Securities and bonds	2	185,316	127,089
Collaterals and escrow accounts (Note 4)	-	40,221	90,358
Receivable related to concession (Note7)	3	3,317,100	2,478,045
Other investments	1	17,714	12,465
Financial liabilities
Loans and financing (Note 19)	-	2,174,472	1,364,077
Debentures (Note 20)	-	-	621,157
Derivatives	1	39	47
Payable related to concession - use of public property (Note 24)	-	415,098	381,083
Eletrobras - Itaipu	-	76,533	74,316
Petrobras - Compagas	-	40,698	25,720
Other suppliers	-	738,684	657,468
Level 1: obtained from prices quoted (not adjusted) on active markets for identical assets or liabilities.
Level 2: obtained from other variables other than prices quoted included in level 1, which can be observed for assets or liabilities.
Level 3: obtained through evaluation techniques that include variables for the asset or liability, but are not based on observable market data.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.1.1    Non-derivative financial assets

Cash and cash equivalents, trade accounts receivable and receivables from government agencies have fair values that are approximate to their book values, due to their nature and realization schedules.

The CRC transferred to the State of Paraná has fair value of R$1,434,565 as of December 31, 2011. Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B), which yields approximately 5.5% p.a. plus the IPCA inflation index.

Bonds and Securities have fair values of R$585,568 as of December 31, 2011. The fair values have been calculated according to information made available by the financial agents for each security and to the market values of the bonds issued by the Brazilian government.

Collaterals and escrow accounts have fair values of R$32,081 as of December 31, 2011. The fair values have been calculated based on the cost of the last issue by the Company, 109.41% of the CDI variation.

Other investments have fair value of R$17,714 as of December 31, 2011. The fair value of the investment in Investco S.A. is R$8,345, and it was measured by applying the participation percentage over Equity. The fair value of investments in Finam and Finor was restated based on the average price negotiated in the stock market of BMF&BOVESPA on December 31, 2011 (December 10, 2010 in 2010). Investments in companies with shares listed in stock exchanges have had their fair value measured based on the prices of these shares as of December 31, 2011. Other investments were maintained accounted by their historical cost, because it is impossible to reliably measure their fair values.

33.1.2    Non-derivative financial liabilities

Liabilities to Eletrobras – Itaipu, Petrobras, and other suppliers have fair values that are approximate to their book values, due to their nature and maturity.

The Company's loans and financing have fair value of R$2,129,257 as of December 31, 2011, calculated based on the cost of the last issue by the Company, 109.41% of the CDI variation.

Accounts payable related to concession – use of public asset have fair value of R$524,484 as of December 31, 2011, calculated based on the rate of return for the last project auctioned by ANEEL and won by the Company.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.1.3    Derivative Financial Assets and Liabilities

The derivative financial assets, securities DI Future have fair value of R$1 as of December 31, 2011 (Note 34.4.9), classified as held for trading.

The derivative financial liabilities, other liabilities – derivatives have fair value of R$39 as of December 31, 2011 (R$47 as of December 31, 2010), classified as held for trading.

33.1.4    Rating level 3 for assessment of fair value

This rating level includes accounts receivable related to concession.

The detailed breakdown of receivables related to concession is featured in Note 7, as detailed below:

  A table reconciling initial and final balances, with a separate breakdown of additions, disposals, transfers, losses, monetary variation, and fair value adjustments;

  Criteria for identification and measurement; and

  Assumptions adopted by Company management to restate the recoverable amount.

33.2     Financial instruments by category

		Book value
	12.31.2011	12.31.2010
Financial assets
Held for trading
Cash equivalents - open market investments	1,014,043	1,735,457
Bonds and securities	60,022	-
Loans and receivables
Cash and cash equivalent	35,082	58,959
Customers, concessionaires and permission holder	1,275,282	1,039,377
Accounts receivable from government entities	125,536	166,979
CRC transferred to state of Paraná	1,346,460	1,341,193
Receivables related to concession	1,091,897	840,157
Collaterals and escrow accounts	40,221	90,358
Available for sale
Receivables related to concession	2,225,203	1,637,888
Securities	567,429	472,599
Other investments
Held to maturity
Securities	17,157	68,647
Financial liabilities
Fair value through profit or loss
Held for trading
Other liabilities - derivatives	39	47
Other financial liabilities
Loans and financing	2,174,472	1,364,077
Debentures	-	621,157
Payable related to concession - use of public property	415,098	381,083
Eletrobras - Itaipu	76,533	74,316
Petrobras - Compagas	40,698	25,720
Other suppliers	738,684	657,468

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.3     Summary of bonds and securities held to maturity.

								Net
						Fair value		book value
Description	Taxa a.a.	Issue date	Maturity	Type	12.31.2011	12.31.2010	12.31.2011	12.31.2010

LTN	10.45%	4.23.2009	1.3.2011	Amortized cost	-	1,183	-	1,183
LTN	10.42%	4.29.2009	1.3.2011	Amortized cost	-	4,957	-	4,957
LFT	SELIC	7.14.2009	3.7.2012	Amortized cost	5,919	5,303	5,920	5,306
LFT	SELIC	8.7.2009	3.16.2011	Amortized cost	-	22,651	-	22,654
LFT	SELIC	11.30.2009	6.15.2011	Amortized cost	-	9,949	-	9,946
LFT	SELIC	7.13.2010	6.15.2011	Amortized cost	-	22,044	-	22,037
LFT	SELIC	9.2.2009	12.21.2011	Amortized cost	-	720	-	719
LF CAIXA		11.3.2011	11.7.2013	Amortized cost	5,089	-	5,089	-
LF CAIXA		11.7.2011	11.8.2013	Amortized cost	6,101	-	6,101	-

33.4     Risk Factors

33.4.1    Credit Risk

The Company’s credit risk comprises the possibility of losses due to difficulties in collecting payment of bills issued to customers or a counterpart in a financial instrument, due to these failing to fulfill their contractual obligations. The risk is basically from trade account receivables and financial instruments as shown below:

		Book
		value
	12.31.2011	12.31.2010
Financial Assets
Cash and equivalents - a)	-	1,014,044
Financial investments - bonds and securities a)	-	647,276
Financial restricted investments - securities and deposits Linked a)
Customers b)	-	1,346,460
CRC transferred to the State of Paraná c)	-	3,317,100
Receivables related to concession d)	(2,116,027)	(2,116,027)
Total	(2,116,027)	4,208,853

a) Cash, cash equivalents and financial investments

The Company’s senior management considers the risk of credit over its assets recorded as cash, cash equivalents and financial investments, by applying the group policy of investing nearly all resources in federal financial institutions, or, when necessary or advisable, in private banks rated as first class.

b) Customers

Risk arising from the possibility that the company incurs in losses resulting from the difficulty collecting payment of bills issued to customers. This risk is closely related to internal and external factors to Copel. In order to reduce this type of risk, the company acts in the management of its trade account receivables, detecting customers classes with greater risk of bad debt, interrupting the power supply and implementing specific policies for collection, connected to real or fiduciary guarantees, whenever possible.

Doubtful accounts are adequately covered by provisions to face possible losses in its realization.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

c) Recoverable Rate Deficit (CRC) Transferred to the State Government of Paraná

The company’s senior management considers that the credit risk on this asset is reduced, considering that the debt repayments are guaranteed with funds from dividends payable to the State Government of Paraná. It must also be considered that the State Government has been paying regularly the installments as agreed on the fourth amendment of this contract.

d) Account receivables related to the concession

These are related to compensation stipulated in concession contracts of electric power distribution and transmission public services, and also to receivables related to the electric power transmission concession contracts through the Annual Allowed Revenue – RAP.

Considering the company’s understanding that the agreements signed ensure the unconditional right to receive cash at the end of the concession, to be paid by the granting authority (ANEEL), related to the investments made in infrastructure and that were not recovered through tariff adjustments until the term of the concession and specifically to the activity of power transmission, considering that RAP is a guarantee revenue, without risk of demand, the company’s senior management considers the credit risk on these assets as greatly reduced.

33.4.2    Foreign currency risk (US Dollar)

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

The Company’s exposure to foreign currency (US dollar) risk is shown below:

.			Net
	Asset	Liability	exposure
			12.31.2011
Collaterals and escrow accounts (STN)	37,553	-	37,553
Loans and financing	-	(58,445)	(58,445)
Suppliers
Eletrobras (Itaipu)	-	(76,533)	(76,533)
Petrobras (acquisition of gas by Compagas)	-	(40,698)	(40,698)
	37,553	(175,676)	(138,123)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of December 31, 2011 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$ 1.75) estimated as market average projections for 2012 according to the Focus Report issued by the Brazilian Central Bank as of December 30, 2011. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

.		Baseline	Projected scenarios - December 2012
Foreign current risk	Risk	12.31.2011	Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts	USD appreciation	37,553	35,035	43,793	52,552
.		37,553	35,035	43,793	52,552
Financial liabilities
Loans and financing
STN	USD appreciation	58,427	54,509	68,136	81,763
Eletrobras	USD appreciation	18	17	21	25
		58,445	54,526	68,157	81,788
Suppliers
Eletrobras (Itaipu)	USD appreciation	76,533	71,400	89,250	107,101
Petrobras (acquisition of gas by Compagas)	USD appreciation	40,698	37,969	47,461	56,953
		117,231	109,369	136,711	164,054

Net exposure		(138,123)	(128,860)	(161,075)	(193,290)

Expected effect in the result			9,263	(22,952)	(55,167)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit or loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2011, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

33.4.3    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (Note 33.4.9), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

The Company’s exposure to interest rate and monetary variation risks is shown below:

.			Net
	Asset	Liability	exposure
			12.31.2011
Financial investments - cash equivalents	1,014,044	-	1,014,044
Financial investments - bonds and securities	647,276	-	647,276
CRC transferred to the State of Paraná	1,346,460	-	1,346,460
Receivables related to concession	3,317,100	-	3,317,100
Loans and financing	-	(2,116,027)	(2,116,027)
	6,324,880	(2,116,027)	4,208,853

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of December 31, 2011 and the likely scenario takes into account the indicators (CDI/SELIC of 9.90%, IGP-DI of 4.99%, IGP-M of 5.08% and TJLP of 6.00%) estimated as market average projections for 2012 according to the Focus Report issued by the Brazilian Central Bank as of December 30, 2011. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

.		Base	Forecast scenarios - December 2012
Operation	Risk	12.31.2011	Probable	Adverse	Remote
.
Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	1,014,044	1,114,432	1,089,335	1,064,237
Financial investments - collaterals and bonds and securities	Low CDI/SELIC	647,276	711,355	695,335	679,315
CRC transferred to the State of Paraná	Low IGP-DI	1,346,460	1,413,648	1,396,851	1,380,054
Receivables related to concession	Low IGP-M	3,317,100	3,485,610	3,443,483	3,401,355
.		6,324,880	6,725,045	6,625,004	6,524,961
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	1,504,204	1,647,103	1,682,828	1,718,553
Eletrobras - Finel	High IGP-M	136,122	137,505	137,851	138,196
Eletrobras - RGR	No Risk (1)	125,363	125,363	125,363	125,363
BNDES - Compagás	High TJLP	48	51	52	52
Finep	High TJLP	5,866	6,218	6,306	6,394
BNDES – Copel Geração e Transmissão	High TJLP	172,237	182,571	185,155	187,738
Banco do Brasil – Transfer BNDES funds	High TJLP	172,187	182,518	185,101	187,684
.		2,116,027	2,281,329	2,322,656	2,363,980
Net exposure		4,208,853	4,443,716	4,302,348	4,160,981
Expected effect in the result			234,863	93,495	(47,872)
.
(1) Loan indexed to UFIR

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit or loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2011, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.4.4    Accelerated maturity risk

This risk results from the potential noncompliance with contract covenants, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

As of December 31, 2011, all of the conditions were analyzed and it was identified that all of the levels provided in the contracts had been complied with.

33.4.5    Environmental Risks

The activities of the energy sector could have significant negative impacts and damage on the environment. The applicable legislation imposes on those who directly or indirectly cause environmental harm the duty to repair or compensate for the damages to the environment and to affected third-parties, regardless of culpability (strict liability). The costs of environmental recovery of compensation may force the Company to delay or redirect investments in other areas and may have an adverse effect on the Company. The Company ensures the balance between environmental conservation and the operation of its business by establishing guidelines and practices to be observed in all operations, in order to reduce environmental impact, focusing on the sustainable development of its business.

33.4.6    Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the Annual Plan for Electricity Operation - PEN 2011, published annually on the website: www.ons.org.br, the conditions for attending the electricity load are considered satisfactory for the time horizon 2011/2015, and also considering that there is excess electricity guaranteed with SIN during this period, the sensitivity analysis in relation to market growth, retaining the timetables programmed in PEN 2011, average annual growth in the electricity load of up to 8 % p.a., approximately 78 GWmed in 2015 can be tolerated, compared to the 5% p.a. from the Reference Scenario, approximately 72 GWmed in the same year. This means that even with anticipation of a little more than one year in the increase in the electricity load, as from 2013, it will still be possible to maintain the conditions to attend the market within the guarantee criteria postulated by CNPE (risk of deficit not higher than 5%).

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.4.7    Risk of non-renewal of concessions

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

Maturity date
of concessions/authorizations
Concessions - Copel Geração e Transmissão
Hydroelectric Power Plants
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	05.23.2023
Gov. Ney Aminthas de Barros Braga (Segredo)	11.15.2029
Gov. José Richa (Caxias)	05.04.2030
Gov. Pedro Viriato Parigot de Souza	07.07.2015
Guaricana	08.16.2026
Chaminé	08.16.2026
Apucaraninha	10.12.2025
Mourão	07.07.2015
Derivação do Rio Jordão	11.15.2029
Marumbi	- (a)
São Jorge	12.03.2024
Chopim I	07.07.2015
Rio dos Patos (b)	02.14.2014
Cavernoso	01.07.2031
Cavernoso II (under construction)	02.27.2046
Melissa	- (c)
Salto do Vau	- (c)
Pitangui	- (c)
Mauá (51% of Copel) - under construction	07.02.2042
Colíder (under construction)	01.16.2046
Thermal Power Plant
Figueira	03.26.2019
Transmission concessions
Contract 060/01 - Transmission system	07.07.2015
Contract 075/01 - Transmission line - Bateias - Jaguariaíva	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté	10.05.2040
Contract 015/10 - Sub-station Cerquilho III	10.05.2040
Concession - Copel Distribuição	07.07.2015
Concession - Compagas	07.06.2024
Concession - Elejor	10.25.2036
Authorization - UEG Araucária	12.22.2029
Authorization - Centrais Eólicas do Paraná	09.29.2029
(a) In progress for homologation from ANEEL
(b) Sent on January 27, 2011 requesting extension of concession (art.19 of law 9,074/95)
(c) at plants with capacity of less than 1 MW, only register with ANEEL

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

As far as potential reimbursements at the end of the concession, there is uncertainty regarding how to measure the amounts to be paid for reversal of concession assets to the granting authority.

33.4.8    Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

33.4.9    Derivative financial instruments

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

	12.31.2011	12.31.2010
Derivative Financial Instruments
Future DI Daily Adjustments - assets	1	-
Future DI Daily Adjustments - liabilities	(39)	(47)
Current portion	(38)	(47)

In order to protect against the effects of volatility on active exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are detailed in the table below.

During the year of 2011, the result of operations with derivative financial instruments on the futures market was a loss of R$2,726 (gain of R$53 in 2010).

Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as of December 31, 2011 corresponded to R$88,135 (R$57,253, as of December 31, 2010).

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31 , 2011, a share of the Company’s federal bonds in the amount of R$5,930, was deposited as collateral for transactions at BM&FBOVESPA S.A. – Stock, Commodities, and Futures Exchange of São Paulo.

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution no. 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The balances reported at December 31, 2011, were considered for the base scenario, and for the probable scenario, the balances with variations in the index (DI) forecast for the average market expectations for 2011 in the Bacen Focus Report at December 31, 2011 were considered.

.	Transaction		Base	Forecast scenarios - December 2012
Risk of derivative	value	Risk	12.31.2011	Probable	Adverse	Remote
.
Financial assets (liabilities)
Derivatives - assets	64,014	High DI	1	(16)	(239)	(461)
Derivatives - liabilities	29,846	Low DI	(39)	(500)	(2,458)	(4,418)
			(38)	(516)	(2,697)	(4,879)

Expected effect in the result				(478)	(2,659)	(4,841)

33.5     Indebtedness index

Debt
	12.31.2011	12.31.2010
Debt - loans and financing	2,174,472	1,364,077
Debt - Debentures	-	621,157
Cash and cash equivalents and financial investments	1,633,812	2,392,589
Net indebtedness	540,660	(407,355)
Shareholder's	12,069,528	11,295,826
Net indebtedness ratio	4.48%	-3.61%

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.6     Financing lines

Copel does not employ financing lines such as: non-guaranteed overdraft accounts; non-guaranteed bills of exchange; guaranteed overdraft accounts; and guaranteed bank credit lines.

33.7     Liquidity and interest table

The tables below show the expected values of financial settlement in each time range, the projections were made based on financial indexes related to each financial instrument, as foreseen in the median of the market expectations in the Focus Report, published by the Brazilian Central Bank – Bacen, which supplies the average expectation from market analysts for such indexes for the current year and for the next year. Starting 2014, the indicators of 2013 are repeated until the horizon of the projection, except for dollar, which follows the american inflation.

Assets
	Interest (1)	Less than 1 month	1 to 3 month	3 month to 1 year	1 to 5 years	More than 5 years	Total
December 31, 2011
Cash and cash equivalent	-	1,049,125	-	-	-	-	1,049,125
Derivatives	Future DI	1	-	-	-	-	1
Customers	0.75%	33,536	9,400	28,577	40,847	417	112,777
CRC transferred to the State of Paraná	6,65% p.a. + IGP-DI	12,572	25,144	113,148	685,922	1,965,058	2,801,844
Bonds and securities + exclusive funds	99,9% of CDI	2,645	11,580	106,718	110,318	-	231,261
Collaterals and escrow accounts	TR and Dollar(3)	-	-	-	-	100,387	100,387
Receivables related to concession	WACC+Return rate(2)	35,689	72,430	305,980	5,383,147	1,948,720	7,745,966
		1,133,568	118,554	554,423	6,220,234	4,014,582	12,041,361
December 31, 2010
Cash and cash equivalent	-	1,794,416	-	-	-	-	1,794,416
Customers	0.76%	22,051	9,508	28,459	60,000	-	120,018
CRC transferred to the State of Paraná	6,65% p.a. + IGP-DI	11,973	23,947	107,759	840,030	1,981,717	2,965,426
CRC transferred to the State of Paraná	99,9% of CDI	357,492	26,089	45,592	133,362	-	562,535
Collaterals and escrow accounts	TR and Dollar(3)	64,078	-	-	-	98,724	162,802
Receivables related to concession	WACC+Return rate(2)	29,587	59,304	273,828	5,050,599	2,076,135	7,489,453
		2,279,597	118,848	455,638	6,083,991	4,156,576	13,094,650
(1) Effective interest rate - weighted average
(2) WACC regulatory + rate of return from enterprise
(3) National currency TR; Foreign currency: see Note 19.2

Liabilities
	Interest (1)	Less than 1 month	1 to 3 month	3 month to 1 year	1 to 5 years	More than 5 years	Total
December 31, 2011
Loans and financing	Note 19	15,895	55,795	143,838	2,312,045	524,717	3,052,290
Derivatives	DI Futures	39	-	-	-	-	39
Payables related to concession - use of public asset	Rate of return + IGP-M and IPCA	3,741	7,481	34,129	207,996	2,040,876	2,294,223
Eletrobras - Itaipu	Dollar	-	164,062	350,491	2,426,301	6,338,176	9,279,030
Petrobras - Compagas	100% of CDI	4,499	9,117	42,928	131,262	-	187,806
Other suppliers	-	555,708	116,041	44,494	140,059	-	856,302
Post employment benefits	7.30%	28,485	56,969	256,361	1,281,669	2,109,550	3,733,034
Purchase liabilities	IGP-M and IPCA	-	994,393	2,646,662	11,395,780	50,070,240	65,107,075
		608,367	1,403,858	3,518,903	17,895,112	61,083,559	84,509,799
December 31, 2010
Loans and financing	Note 19	22,916	28,656	99,167	1,455,068	434,672	2,040,479
Debentures	Note 20	-	32,247	641,103	-	-	673,350
Derivatives	DI Futures	47	-	-	-	-	47
Payables related to concession - use of public asset	Rate of return + IGP-M and IPCA	3,524	7,048	31,715	253,278	2,061,329	2,356,894
Eletrobras - Itaipu	Dollar	-	77,507	353,466	3,284,329	7,125,809	10,841,111
Petrobras - Compagas	100% of CDI	3,988	8,158	38,647	194,202	-	244,995
Other suppliers	-	214,026	125,151	185,168	14,944	-	539,289
Post employment benefits	7.17%	28,269	56,537	254,417	1,213,013	1,807,966	3,360,202
Purchase liabilities	IGP-M and IPCA	-	457,253	2,245,114	14,554,719	43,263,760	60,520,846
		272,745	792,557	3,848,797	20,969,553	54,693,536	80,577,188

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34  Related Party Transactions

Related parties / Nature of operation		Assets		Liabilities		Results
	12.31.2011	12.31.2010	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Controlling shareholders
State of Paraná
Dividends payable (1)	-	-	57,855	58,140	-	-
Installment bills for energy (2)	-	39,838	-	-	-	1,292
"Luz Fraterna" program (3)	38,763	11,528	-	-	-	-
Installment bills for telecommunication serv. (2)	-	4,376	-	-	-	182
Remuneration and employ. social security charges assigned (4)	2,062	2,457	-	-	-	-
CRC (Note 6)	1,346,460	1,341,193	-	-	148,950	215,714
ICMS (Note 10.3)	117,011	118,814	193,960	174,612	-	-
.
BNDES (5)
Financing for investment in the gas net (Note 19.5)	-	-	48	6,373	(313)	(897)
Financing HPP Mauá and its Transmission System (Note 19.7)	-	-	172,237	138,885	(23,377)	(6,090)
.
BNDESPAR (5)
Debentures - Elejor	-	-	-	-	-	(3,248)
Dividends payable (1)	-	-	46,473	42,601	-	-

Associated companies
Dona Francisca Energética
Purchase of energy (6)	-	-	5,600	5,506	(63,045)	(61,189)
Dividends receivable by Copel (Note 13)	2,303	955	-	-	-	-
.
Sanepar
Dividends receivable by Dominó Holdings (Note 13)	15,603	4,896	-	-	-	-

Foz do Chopim Energética Ltda.
Operation and maintenance (7)	131	109	-	-	1,390	1,272

Sercomtel S.A. Telecomunicações
Sharing poles (8)	169	177	-	-	2,031	2,117
.
Key management personnel
Fees and related charges (Note 29.3)	-	-	-	-	(11,527)	(10,881)
Pension plans and health care (Note 21)	-	-	-	-	(496)	(479)

Other related parties
Petrobras
Rental plant UEG Araucária (Note 32.2)	2,730	4,296	-	-	32,804	50,000
Supply and transport of gas (9)	283	177	-	-	5,742	11,644
Acquisition of gas for resale (9)	-	-	40,698	25,720	(186,833)	(144,519)
Advances to suppliers (9)	11,982	9,902	-	-	-	-
Dividends payable (9)	-	-	1,887	2,359	-	-
.
Mitsui Gás e Energia do Brasil Ltda. (10)
Dividends payable	-	-	1,887	2,359	-	-
Remuneration and employ. social security charges assigned (4)	-	-	27	27	-	-
.
Paineira Participações S.A. (11)
Dividends payable	-	-	1,110	-	-	-
.
Dreen Brasil Investim. e Participações S.A. (12)
Suppliers and other accounts payable	-	-	466	-	(265)

Fundação Copel
Rental of administrative real estate	-	-	-	-	(9,073)	(8,401)
Private pension and health plans (Note 21)	-	-	468,875	408,463	-	-
.
Instit. de Tecnol. p/ o Desenvolvimento - Lactec (13)
Services rendered and research and development	15,400	28,064	371	433	(8,086)	(9,170)

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1)     In 2011, out of the total dividends proposed to the Government for the State of Paraná and to BNDESPAR, for the amounts of R$124,872, and R$105,309, the Company made advance payments during 2011 of R$67,017 and R$53,836, respectively.

2)     Agreement for renegotiation of power bills and Luz Fraterna Program bills with Copel Distribuição, in the original amount of R$84,883, and agreement for renegotiation of the bills for internet connection at public schools with Copel Telecomunicações, in the amount of R$12,000. These agreements were signed on April 20, 2007, for payment in 45 monthly installments, restated by SELIC post-fixed interest rate, generating the financial income shown in the table.

3)     The Luz Fraterna Program, created under Law no. 491, dated September 11, 2003, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 100 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel.

4)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company set aside a provision in the amount of R$2,230 as of December 31, 2011 and the amount of R$2,036 as of December 31, 2010.

5)     BNDESPAR holds 26.41% of the Company’s common shares and has the right, under a shareholders’ agreement, to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 19.

6)     Power purchase agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on October 6, 2015.

7)     Operation and maintenance services agreement, signed between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, expiring on May 24, 2015.

8)     Light Post sharing agreement, signed between Sercomtel S.A. Telecomunicações and Copel Distribuição, expiring on August 20, 2013.

9)     Petrobras holds a 24.5% interest in Compagas. Petrobras Distribuidora S.A. - BR and Petrobras Gás S.A. – Gaspetro  made transactions with Compagas.

The supply and transport of piped gas and the purchase of gas for resale are conducted at market prices and conditions.

Advance payments to suppliers refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagas has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. This balance is adjusted monthly, updating the value of recovery. In light of the prospects of increased consumption by the market, Company management believes it will consume the accumulated gas volumes as of December 31, 2011, in the next fiscal years.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

10)   Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagas  share capital.

11)   Paineira Participações S.A. holds 30% of Elejor share capital.

12)   The Dreen Brasil Investimentos e Participações S.A. owns 49.9% of Capital Projects Wind SPE Cutia Dreen S.A. The principal balances of liabilities, and transactions that affect the net income derived mainly from transactions in market conditions.

13)   The Institute of Technology for Development (Lactec) was constituted on February 6, 1997 as a not for profit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,970, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: Copel, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP).

Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by ANEEL.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

35  Insurance (unaudited)

The specifications by type of risk and maturity dates for the Company’s main insurance are shown below.

	End of
Policy	Term	insured
Specified risks (35.1)	8.24.2012	1,823,916
Fire - Company-owned and rented facilities (35.2)	8.24.2012	432,781
Civil liability - COPEL (35.3)	8.24.2012	12,000
Civil liability - Compagas (35.3)	8.30.2012	4,200
Engineering risks - COPEL (35.4)	8.24.2012	dependant on each event
Domestic and international transport - export and import (35.5)	8.24.2012	dependant on each event
Multi-risk - Compagas (35.6) - Compagas	9.19.2012	6,487
Multi-risk (35.6) - Elejor	6.5.2012	974
Vehicles (35.7)	8.20.2012	market value
Miscellaneous risks (35.8)	8.24.2012	946
Operational risks	9.25.2012	176,613
Operational risks (35.10) - UEG Araucária *	5.31.2012	506,296
Court guarantee (35.11)	2.5.2012	58,473
Performance bond - Copel (35.12) - Copel	1.15.2013	14,700
Performance bond - Copel (35.12) - Copel	4.1.2013	4,574
Performance bond - Copel (35.12) - Copel	7.30.2015	63,313
Performance bond - Copel (35.12) - Copel	4.23.2014	3,750
Engineering risks - Consórcio Energético Cruzeiro do Sul (35.13)	7.31.2012	764,492
Liability - Southern Cross Energy Consortium (35.14)	7.31.2012	44,000
Liability for directors and administrators - D&O (35.15) *	6.30.2012	46,895
* The values of the sums insured Operational Risk - UEG Araucaria and liability for directors and officers have been converted to real U.S. dollars with the rate of the day 12.31.2011, R $ 1.8758.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.1     Insurance against specified risks

This policy covers substations and power plants, listing their main equipment and respective insured amounts. It provides basic coverage against fire, lightning strikes, explosions of any kind, and additional coverage against potential electrical damage, miscellaneous risks, and risk to electronics and computers.

35.2     Fire insurance

This policy covers both Company-owned and rented facilities and part of their contents. It ensures payment of reparations to the insurance holder or property owner for the damages resulting from basic fire hazards, lightning strikes, and explosions of any kind, plus additional coverage against windstorms.

35.3     Civil liability insurance

This insurance provides coverage against liability for involuntary damages, bodily and/or material and/or moral, caused to third-parties as a result of the Company’s commercial and/or industrial operations.

35.4     Insurance against engineering risks - Copel

This insurance provides coverage against risks of installation, assembly, disassembly, and testing of new equipment, particularly at substations and power plants. Policies are purchased before each risk event, according to the occurrence and need for coverage against risks of carrying out engineering services.

35.5     Transport insurance

This insurance provides coverage against losses and damages caused to products transported by any appropriate means within both the domestic and foreign market and during import and export operations to and from foreign markets. Policies are purchased before each risk event, and are basically used to cover the transport of electrical, electronic, and telecommunications equipment.

35.6     Multi-risk insurance

This policy comprises the assets of the Company and provides coverage against potential damages caused by fire, lighting strikes, explosions, electrical malfunctions, risks to electronic equipment, recovery of records and documents, windstorms, smoke, and theft or aggravated larceny.

35.7     Vehicle insurance

This insurance covers the payment of reparations of damage suffered and expenses incurred as a result of risks to which Compagas’ 40 insured vehicles are subject. It provides basic coverage for the vehicles and additional and optional civil liability coverage against material, bodily, and moral damages caused to third-parties. Coverage limits for damages to third-parties are R$150 for material damages and R$300 for bodily damages, for each vehicle

35.8     Insurance against miscellaneous risks – Copel

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

35.9     Insurance against operational risks - Elejor

This insurance covers sudden, unforeseen, and accidental losses and material damage to Elejor buildings, merchandise, raw materials, unfinished and finished products, packages, machinery, tools, furniture, and other devices and facilities which are part of the insured establishment, in addition to loss of profits.

35.10  Insurance against operational risks – UEG Araucária

This policy provides coverage against all risks (all legally insurable risks), including machinery failure, for all the facilities of the Araucária Thermal Power Plant.

35.11  Court guarantee

This insurance covers the settlement of final rulings in lawsuits against Compagas. It has the same standing as a judicial bond, replacing judicial deposits in cash, attachment of assets, and bank guarantees.

35.12  Contract Performance Bond

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

35.13  Engineering risks - Consórcio Energético Cruzeiro do Sul

This insurance provides basic coverage of civil construction and/or installation and assembly services, and additional coverage of extraordinary expenses, riots, workers strike, civil commotion and malicious acts, wide maintenance for 24 months, emptyings expenses, concluded construction and manufacturer risk for the execution of construction work and services necessary to the operation of the Mauá Power Plant.

35.14  Civil Responsibilities – Consórcio Energético Cruzeiro do Sul

This insurance provides coverage to involuntary, corporal and/or material and/or moral damage to third parties repairs, during the execution of construction work and/or installation and assembly of the Mauá Power Plant. It also provides additional coverage of crossed civil responsibility and damage caused by the foundation services.

35.15  Civil Responsibilities for Senior Management and Officers (D&O)

Insurance of civil responsibility of commercial companies to advisors, officers and management D&O – Directors & Officers, with coverage for all National territory and abroad as hired by the Company.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

This insurance has a goal to cover for payment of financial losses and legal fees resulting from judicial claims against insured personnel related to their activities in the company’s management.

The personnel covered by this insurance are advisors, officers and senior management of Copel and also other personnel appointed by Copel to occupy equivalent positions in the subsidiaries and controlled companies.

36  Recovery of deferred regulatory assets (CVA)

Due to the adoption of international accounting standards, the Company stopped accounting regulatory assets and liabilities, and has reversed existing balances.

These assets are still being recorded in the regulatory accounting, instituted by Normative Resolution no. 396 by ANEEL.

In the account of recovery of deferred regulatory assets – CVA, the variations between certified values at the rate reviews and the values actually disbursed during the tariff period are monitored, of the following cost components of the “Parcela A”: Electric Energy Purchase (Bilateral agreements, Itaipu and Auctions), Electric Energy Transportation Costs (Transportation from Itaipu and Basic Grid) and Industry Charges (Fuel Consumption Account – CCC, Energetic Development Account – CDE, System Services Charges – ESS and Alternative Energy Sources Incentive Program – Proinfa).

ANEEL authorized Copel Distribuição, through Homologatory Resolution no. 1,158, dated June 21, 2011, to apply an average readjustment of 5.55% in its supplying tariffs starting June 24, 2011. This readjustment was composed of 5.77% related to the tariff readjustment index and -0.22% related to the relevant financial components, among which is the CVA representing a total of R$(120,071), composed of 2 portions: CVA in process, related to tariff cycle 2010-2011, amounting to R$(119,409), and the balance to compensate of CVA from previous years amounting to R$(662).

In case these assets and liabilities were recorded in the Company’s accounting books, the Company would have in its consolidated financial statements the following balances:

CVA balances analytical breakdown

	Current		Noncurrent
	liabilities		liabilities
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
CVA compensable rate increase in 2010
CCC	-	31,758	-	-
Charges use system of transmission (basic network)	-	20,871	-	-
Electric power purchased for resale (Itaipu)	-	20,861	-	-
CDE	-	5,220	-	-
Proinfa	-	4,974	-	-
Electric power purchased for resale (CVA Energy)	-	6,345	-	-
Electric Energy Transportation Costs (Itaipu)	-	1,156	-	-
	-	91,185	-	-
CVA compensable rate increase in 2011
CCC	6,588	7,023	-	7,023
Charges use system of transmission (basic network)	-	981	-	981
CDE	4,023	1,134	-	1,134
Proinfa	-	188	-	188
Electric Energy Transportation Costs (Itaipu)	1,111	801	-	801
	11,722	10,127	-	10,127
CVA compensable rate increase in 2012
CCC	75	-	75	-
Charges use system of transmission (basic network)	18,081	-	18,081	-
CDE	3,074	-	3,074	-
Electric power purchased for resale (CVA Energy)	-	-	-	-
Electric Energy Transportation Costs (Itaipu)	1,106	-	1,106	-
	22,336	-	22,336	-
	34,058	101,312	22,336	10,127

	Current		Noncurrent
	liabilities		liabilities
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
CVA compensable rate increase in 2010
ESS	-	40,434	-	-
Electric power purchased for resale (CVA Energy)	-	20,439	-	-
	-	60,873	-	-
CVA compensable rate increase in 2011
Charges use system of transmission (basic network)	4,235	-	-	-
Electric power purchased for resale (Itaipu)	10,414	6,040	-	6,040
ESS	12,896	3,600	-	3,600
Proinfa	649	-	-	-
Electric power purchased for resale (CVA Energy)	23,828	26,158	-	26,158
	52,022	35,798	-	35,798

CVA compensable rate increase in 2012
Electric power purchased for resale (Itaipu)	17,273	-	17,273	-
ESS	16,696	-	16,696	-
Proinfa	166	-	166	-
Electric power purchased for resale (CVA Energy)	27,350	-	27,350	-
	61,485	-	61,485	-
	113,507	96,671	61,485	35,798

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Changes in CVA

.	Balance of					Balance of
	12.31.2010	Deferred	Amortization	Update	Transference	12.31.2011
Asset
CCC	45,804	(1,262)	(40,261)	2,457	-	6,738
Charges use system of transmission (basic network)	22,833	33,524	(21,833)	1,638	-	36,162
Electric power purchased for resale (Itaipu)	20,861	-	(21,732)	871	-	-
CDE	7,488	11,309	(9,725)	1,099	-	10,171
Proinfa	5,350	(376)	(5,184)	210	-	-
Electric power purchased for resale (CVA Energy)	6,345	-	(6,345)	-	-	-
Electric Energy Transportation Costs	2,758	2,685	(2,388)	268	-	3,323
	111,439	45,880	(107,468)	6,543	-	56,394
Current	101,312	11,199	(107,468)	5,575	23,440	34,058
Noncurrent	10,127	34,681	-	968	(23,440)	22,336
Liabilities
Charges use system of transmission (basic network)	-	8,262	(4,525)	498	-	4,235
Electric power purchased for resale (Itaipu)	12,080	40,429	(11,086)	3,537	-	44,960
ESS	47,634	49,861	(56,139)	4,932	-	46,288
Proinfa	-	1,559	(695)	117	-	981
Electric power purchased for resale (CVA Energy)	72,755	55,452	(58,717)	9,038	-	78,528
	132,469	155,563	(131,162)	18,122	-	174,992
Current	96,671	38,241	(131,162)	13,814	95,943	113,507
Noncurrent	35,798	117,322	-	4,308	(95,943)	61,485

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

37  Subsequent Events

37.1     New investments

37.1.1    Caiuá Transmissora de Energia S.A

Special purpose company in which Copel Geração e Transmissão S.A. holds a 49% voting interest, and which was constituted on January 2, 2012, in order to implement and run a Power transmission business integrated to the National Integrated System – SIN. Its concession contract no. 06/2011 – ANEEL, was signed on December 16, 2011, and has as its object the construction, operation and maintenance of the transmission infrastructure that comprises a transmission line in 230 kV, with approximate extension of 105 Km, originating from Umuarama substation and ending in Guairá  substation; transmission line in 230 kV, with approximate extension of 32 Km, originating from Cascavel Oeste substation and ending in Cascavel Norte; substation in 230/69-13,8 kV Santa Quitéria; substation in 230/138-13,8 kV Cascavel Norte, both located in the State of Paraná. The concession expires in 30 years, commencing from the signature date of the concession agreement, and can be renewed for a maximum of an additional 30 years at the granting authority’s discretion.

37.1.2    Integração Maranhense Transmissora de Energia S.A.

Special purpose company in which Copel Geração e Transmissão S.A. holds a 49% voting interest, and which was constituted on January 10, 2012, in order to implement and run a Power transmission business integrated to the National Integrated System – SIN. Its concession contract no. 06/2011 – ANEEL, was signed on December 16, 2011, and has as its object the construction, operation and maintenance of the transmission infrastructure that comprises a transmission line in 500 kV, with approximate extension of 365 Km, originating from Açailandia  substation and ending in Miranda II substation, located in the State of Maranhão. The concession expires in 30 years, commencing from the signature date of the concession agreement, and can be renewed for a maximum of an additional 30 years at the granting authority’s discretion.

37.2     Changes in depreciation rates – Normative Resolution ANEEL no. 474/2012

On February 7, 2012, ANEEL approved Normative Resolution no. 474 which establishes the alteration of annual rates of depreciation for assets in service in the electric power industry. According to this resolution, the rates alterations are in force starting January 1st , 2012. The company’s senior management is currently evaluating the impact of these alterations and its effects are going to be recorded prospectively starting January 1st, 2012.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

38  Condensed unconsolidated financial information of Companhia Paranaense de Energia - Copel

Since the condensed unconsolidated financial information required by Rule 12-04 of Regulation S-X is not required under IFRS issued by the International Accounting Standards Board - IASB, such information was not included in the original financial statements filed with the Brazilian Securities and Exchange Commissions – CVM in March, 26, 2012. In order to attend the specific requirements of the Securities and Exchange Commission (the “SEC”), Management has incorporated the condensed unconsolidated information in these financial statements as part of the Form 20-F.

The condensed unconsolidated financial information of Companhia Paranaense de Energia - Copel, as of December 31, 2011 and 2010 and for each of the two years in the period ending on December 31, 2011, presented herein were prepared considering the same accounting policies as described in Note 2 to Company’s consolidated financial statements, except for the fact that the investment caption presented in Company’s unconsolidated condensed balance sheet were measured under the equity method, instead of being measured at fair value or at cost, as required by International Financial Reporting Standards - IFRSs issued by the IASB.

(a)        Condensed statements of financial position

	12.31.2011	12.31.2010
Assets
Current assets
Cash and cash equivalents	27,757	89,822
Bonds and securities	165	175
Dividends receivable	1,153,009	889,823
Income tax and social contribution	118,908	122,995
Other current receivables	322	-
	1,300,161	1,102,815

Noncurrent assets
Judicial deposits	222,847	230,235
Deferred tax assets	141,639	144,757
Receivables from related parties	1,145,394	1,068,002
	1,509,880	1,442,994

Investments	10,534,112	10,108,610
	12,043,992	11,551,604

Total assets	13,344,153	12,654,419

Liabilities and shareholder´s equity
Current liabilities
Income tax and social contribution	3,929	14,985
Other taxes payable	41,385	82,128
Loans and financing	44,152	17,860
Debentures	-	621,157
Dividends payable	130,859	158,916
Other	2,748	745
	223,073	895,791

Noncurrent liabilities
Affiliates and subsidiaries	-	3,675
Taxes payable	-	20,076
Deferred tax liabilities	33,259	25,297
Loans and financing	965,772	380,997
Tax, social security, labor and civil provisions	295,355	298,460
	1,294,386	728,505

Equity
Share capital	6,910,000	6,910,000
Equity valuation adjustments	1,457,081	1,559,516
Legal reserves	536,187	478,302
Retained earnings	2,838,551	2,056,526
Additional proposed dividends	84,875	25,779
	11,826,694	11,030,123

Total liabilities and equity	13,344,153	12,654,419

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(b)           Condensed statement of operations

	12.31.2011	12.31.2010	12.31.2009

Gross profit

Other operating revenues (expenses)
General and administrative expenses	(23,675)	(13,272)	(75,140)
Other revenues (expenses), net	2,100	(239,168)	187,068
Result of equity in investees	1,249,114	1,212,861	814,032
	1,227,539	960,421	925,960

Operating income before financial results	1,227,539	960,421	925,960

Financial income (expenses)
Financial revenues	121,459	120,501	133,892
Financial expenses	(177,193)	(134,393)	(211,757)
	(55,734)	(13,892)	(77,865)

Operating income	1,171,805	946,529	848,095

Income tax and social contribution
Income tax and social contribution	(4,955)	(35,332)	-
Deferred income tax and social contribution	(9,160)	76,610	(56,319)
	(14,115)	41,278	(56,319)

Net income for the period	1,157,690	987,807	791,776

Basic and diluted net earning per share attributed to parent company shareholders - in reais
Class A preferred shares	5.3315	5.2075	3.7066
Class B preferred shares	4.4435	3.7904	3.0389
Common shares	4.0392	3.4456	2.7624

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(c)        Condensed statements of cash flows

	12.31.2011	12.31.2010	12.31.2009

Net cash generated (used) by operating activities	298,735	(214,706)	712,902

Cash flow from investing activities
Bonds and securities	10	78,957	291
Loans to related parties	29,906	-	(15,000)
Additions to investments	(664)	(72,078)	(150)

Net cash generated by investing activities	29,252	6,879	(14,859)

Cash flow from financing activities
Payment of the principal amount of debentures	(600,000)	-	(133,360)
Dividends and interest on capiltal paid	(390,052)	(181,395)	(404,094)
Loans and financing with third parties	600,000	-	-

Net cash used in financing activities	(390,052)	(181,395)	(537,454)

Decrease in cash and cash equivalents	(62,065)	(389,222)	160,589

Cash and cash equivalents at the beginning of the period	89,822	479,044	318,455
Cash and cash equivalents at the end of the period	27,757	89,822	479,044

Variation in cash and cash equivalents	(62,065)	(389,222)	160,589

During the years ended December 31, 2011 and 2010, we received R$562,733 and R$169,735, respectively, from dividends and interest on own capital paid by our investees.

Additional disclosures relating to Companhia Paranaense de Energia - Copel unconsolidated condensed financial information presented above are as follows:

  Recoverable Taxes - As of December 31, 2011 and 2010, Companhia Paranaense de Energia - Copel recorded part of the tax credits referring to tax loss carryforwards, based on expectations of future taxable income for income tax and social contribution up to a period of 10 years.
  Related Parties: The Company has the following balances outstanding with related parties:

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	12.31.2011	12.31.2010
Noncurrent assets

Copel Distribuição	839,458	772,214
Elejor	305,936	295,788

Total	1,145,394	1,068,002

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Investments - As of December 31, 2011 and 2010, investments in subsidiaries are comprised as follows:

	12.31.2011	12.31.2010

Copel Geração e Transmissão	5,739,789	5,726,083
Copel Distribuição	3,665,835	3,316,811
Dominó Holdings	345,953	325,342
Copel Telecomunicações	287,740	241,362
Other Investments	295,553	345,112

	10,334,870	9,954,710

  Dividends receivable - The dividends receivable are comprised as follows:

Investees and subsidiaries
Copel Geração e Transmissão	600,659	510,952
Copel Distribuição	508,695	355,968
Copel Telecomunicações	20,649	10,474
Compagas	3,927	4,910
Dominó Holdings	14,184	4,644
Elejor	2,592	-
Centrais Eólicas do Paraná	-	1,920
Associated
Dona Francisca Energética	2,303	955
	1,153,009	889,823

  Debentures  - The information related to the Company’s debentures is disclosed in note 20, item 20.1.
  Reserve for risks - Companhia Paranaense de Energia - Copel recorded reserves for risks mainly related to Cofins and PIS/PASEP.

The provisions for risks are shown below:

	12.31.2011		12.31.2010
	Risks	Judicial Deposits	Risks	Judicial Deposits
Regulatory	10,821		10,296
Civil	9,929		7,883
Tax Claim	274,605	26,123	280,281	26,166
	295,355	26,123	298,460	26,166

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

In addition, Copel Geração e Transmissão S. A. has certain financing agreements with the Brazilian National Development Bank (“BNDES”) under which BNDES approval is required for Copel Geração e Transmissão S. A. to pay cash dividends exceeding 30% of its net profit. Since BNDES has always approved Copel Geração e Transmissão S. A.’s requests to pay cash dividends in excess of 30% of its net profit and this restriction has not affected Copel Geração e Transmissão S. A.’s ability to pay cash dividends or parent company’s ability to meet its cash obligations, management deemed it to be a perfunctory clause.

As of December 31, 2011, total restricted subsidiaries net assets amount to R$10,090,232 composed as follows:

12.31.2011

Copel Geração e Transmissão S. A.	5,739,789
Copel Distribuição S. A.	3,665,835
UEG Araucária Ltda	637,223
Centrais Elétricas Rio Jordão - Elejor	47,385

Total	10,090,232