Form 20-F
period 2012-12-31
ENERGY CO OF PARANA
filed 2013-04-26
CIK 1041792

As filed with the Securities and Exchange Commission on April 26, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2012:

145,031,080 Common Shares, without par value

381,793 Class A Preferred Shares, without par value

128,242,502 Class B Preferred Shares, without par value

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, we refer to Companhia Paranaense de Energia ‒ Copel, and, unless the context otherwise requires, its consolidated subsidiaries as “Copel”, the “Company”, “we” or “us”.

References to (i) the “real”, “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular) and (ii) “U.S. dollars”, “dollars” or “US$” are to United States dollars. We maintain our books and records in reais. Certain figures included in this annual report have been subject to rounding adjustments.

Our consolidated financial statements as December 31, 2012 and 2011, of and for each of the three years ended December 31, 2012, have been audited, as stated in the report appearing herein, and are included in this annual report. We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may also make written or oral forward-looking statements in our annual report to shareholders, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees. These statements are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

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

•               competition;

•               electricity shortages; and

•               other factors discussed below under “Item 3. Key Information - Risk Factors”.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement contained in this annual report.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The information set forth in this section should be read in conjunction with our consolidated annual financial statements (including the notes thereto) and “Presentation of Financial and Other Data” and “Item 5. Operating and Financial Review and Prospects”.

We have included information with respect to the dividends and interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2009 under “Item 8. Financial Information - Dividends and Dividend Policy - Payment of Dividends”.

	As of and for the year ended December 31,
	2012	2011	2010	2009
	(R$ million)
Statement of income data:
Operating revenues	8,532	7,776	6,901	6,250
Cost of sales and services provided	(6,579)	(5,457)	(4,976)	(4,629)
Gross profit	1,953	2,319	1,925	1,621
Operational expenses/income	(953)	(960)	(893)	(564)
Profit before financial results and taxes	1,000	1,359	1,032	1,057
Financial results	(28)	225	348	7
Profit before income tax and social contribution	972	1,584	1,380	1,064
Income tax and social contribution on profit	(246)	(407)	(370)	(252)
Net income for the year	726	1,176	1,010	812
Statement of financial position data:
Current assets	4,699	3,702	4,158	3,612
Recoverable rate deficit (CRC)(1)	1,384	1,346	1,341	1,255
Non-current assets	6,302	5,660	4,805	3,807
Property, plant and equipment, net	7,872	7,209	6,664	6,660
Total assets	21,212	18,842	17,859	16,313
Loans and financing and debentures (current)	274	116	704	136
Current liabilities	2,849	2,059	2,537	1,723
Loans and financing and debentures (non-current)	2,988	2,058	1,281	1,538
Non-current liabilities	5,866	4,714	4,027	4,065
Equity	12,497	12,070	11,296	10,524
Attributable to controlling shareholders	12,233	11,827	11,030	10,296
Attributable to non-controlling interest	265	243	266	228
Share capital	6,910	6,910	6,910	4,460

(1)     Amounts due from the State of Paraná that were included in current assets totaled R$ 75.9 million in 2012, R$ 65.9 million in 2011, R$ 58.8 million in 2010 and R$ 49.5 million in 2009. Amounts due from the State of Paraná that were included in long-term assets totaled R$ 1,308.4 million in 2012, R$ 1,280.6 million in 2011, R$ 1,282.4 million in 2010 and R$ 1,205 million in 2009. See Note 8 to our consolidated financial statements. This item includes both current and non-current CRC Account receivables.

	2012	2011	2010	2009
	(R$ million)
Basic and diluted earnings per share:
Common Shares	2.44	4.04	3.45	2.76
Class A Preferred Shares	4.17	5.33	5.20	3.70
Class B Preferred Shares	2.69	4.44	3.79	3.04
Number of shares outstanding at year end (in thousands):
Common Shares	145,031	145,031	145,031	145,031
Class A Preferred Shares	381	384	390	395
Class B Preferred Shares	128,243	128,240	128,234	128,229
Total	273,655	273,655	273,655	273,655
Dividends per share at year end:
Common Shares	0.94	1.47	0.98	0.87
Class A Preferred Shares	2.53	2.53	2.53	1.63
Class B Preferred Shares	1.03	1.62	1.08	0.96

Exchange Rates

The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Exchange rate of Brazilian currency per US$1.00
Year	Low	High	Average(1)	Year-end
2008	1.5593	2.5004	1.8335	2.3370
2009	1.7024	2.4218	1.9905	1.7412
2010	1.6554	1.8811	1.7589	1.6662
2011	1.5345	1.9016	1.6709	1.8758
2012	1.7024	2.1121	1.9588	2.0435

Source: Central Bank.

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

Month	Low	High
December 2012	2.0435	2.1121
January 2013	1.9883	2.0471
February 2013	1.9570	1.9893
March 2013	1.9528	2.0185
April 2013 (until April 10, 2013)	1.9810	2.0239

Source: Central Bank.

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

In recent years, the Brazilian real has fluctuated against foreign currencies, and the value of the real may rise or decline substantially from current levels. For instance, depreciation of the real increases the cost of servicing our foreign currency-denominated debt and the cost of purchasing electricity from Itaipu, a hydroelectric facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs. Depreciation of the real also creates additional inflationary pressures in Brazil that may negatively affect us. Depreciation generally curtails access to international capital markets and may prompt government intervention. It also reduces the U.S. dollar value of our dividends and the U.S. dollar equivalent of the market price of our common shares and the ADSs. For additional information about historical exchange rates, see “Exchange Rates”.

If Brazil experiences substantial inflation in the future, our margins and the market price of the Class B Shares and ADSs may be reduced.

Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rates of inflation, measured in accordance with the variation of the Índice Geral de Preços - Disponibilidade Interna (“IGP-DI”) index, were 0.82% for the three months ended March 31, 2013, 8.11% in 2012, 5.0% in 2011 and 11.3% in 2010. The Brazilian government has in the past taken measures to combat inflation, and public speculation about possible future government actions has had significant negative effects on the Brazilian economy. Although our concession contracts provide for annual readjustments based on inflation indices, if Brazil experiences substantial inflation in the future, and the Brazilian government adopts inflation control policies similar to those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and could lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

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

Our distribution market for the majority of our sales of electricity is located in the State of Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná. We cannot assure you that economic conditions in Paraná will be favorable to us in the future. The GDP (gross domestic product) of both Brazil and the State of Paraná increased 0.9% in 2012.

We are involved in several lawsuits that could have a material adverse effect on our business if their outcome is unfavorable to us.

We are the defendant in several legal actions, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially affect our results of operations. At December 31, 2012 our provisions for probable and reasonably estimated losses were R$ 1,155.7 million. For additional information, see “Item 8. Financial Information - Legal Proceedings”.

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

As a State controlled company, we are subject to certain National Monetary Council (Conselho Monetário Nacional - “CMN”) and Banco Central do Brasil (“Central Bank”) limitations regarding the level of credit financial institutions may offer to public sector entities. As a result, we may have difficulty in obtaining financing from Brazilian financial institutions, which could create difficulties in the implementation of our investment plan. Brazilian legislation also establishes that a state-controlled company may generally use commercial bank debt only to refinance financial obligations. As a result of these regulations, our capacity to incur debt is limited, which could negatively affect the implementation of our investment plan.

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

Risks Relating to the Brazilian Electricity Sector

We are uncertain as to the renewal of certain of our concessions, some of which are due to expire in 2015.

Under the 2013 Concession Renewal Law, we may only renew our concessions that were in effect as of 1995 (and, in the case of generation facilities, generation concession contracts entered into prior to 2003) for an additional 30 year-period (or an additional 20-year period in the case thermal plants), if we agree to amend the terms of the concession contract that is up for renewal to reflect certain new terms and conditions imposed by the 2013 Concession Renewal Law, which vary depending on whether the concession is for generation, transmission or distribution. If we do not agree to amend the concession contract to reflect these new conditions, the concession contract cannot be renewed and will be subject to a competitive bidding process upon its expiration, which we might not win. Up to now, we have decided not to renew our generation concession contracts that are set to expire by 2015 and are therefore subject to renewal pursuant to the 2013 Concession Renewal Law and we decided to renew pursuant to the 2013 Concession Renewal Law our one transmission concession contract that is set to expire by 2015. For distribution concessions, we are unsure of the conditions the Ministry of Mines and Energy, or Ministério de Minas e Energia (“MME”), and the Brazilian Electricity Regulatory Agency, or the Agência Nacional de Energia Elétrica (“ANEEL”), will require in order to renew these concession contracts, and we cannot assure you that we will be able to renew our main distribution contract, which expires on July 07, 2015, on terms that are favorable to us. If we do not renew our main distribution concession or if it is renewed under less favorable conditions, our results of operations and financial condition could be materially adversely affected. For more information, see “Item 4. Information on the Company - Concessions”.

Our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are unfavorable to us.

The tariffs that we charge for sales of electricity to captive customers are determined pursuant to a concession agreement with the Brazilian government through ANEEL.ANEEL has substantial discretion to establish the tariff rates we charge our customers, which are determined pursuant to a concession agreement with ANEEL and in accordance with ANEEL’s regulatory decision-making authority.

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

Our business is subject to extensive regulation by various Brazilian legal and regulatory authorities, particularly the MME and ANEEL, which regulate and oversee various aspects of our business and establish our tariffs. Changes to the laws and regulations governing our operations, which have occurred in the past, could adversely affect our financial condition and results of operations.

For example, the Brazilian government has taken action to reduce tariffs in recent years. In order to substantially reduce the price paid by Final Customers for electricity, the Brazilian government enacted the 2013 Concession Renewal Law, which significantly changed the conditions under which concessionaires are able to renew concession contracts. Under the 2013 Concession Renewal Law, most generation, transmission and distribution concessionaires may be renewed at the request of the concessionaire for an additional period of 30 years, but only if the concessionaire agrees to amend the terms of the concession contract to reflect certain new terms and conditions. See “Item 4. Information on the Company - Concessions”. We expect the 2013 Concession Renewal Law to adversely affect the margins of our Generation business.

In addition to the 2013 Concession Renewal Law, in recent years ANEEL has significantly reduced our transmission tariffs. See “Item 4. “Transmission and Distribution - Tariffs”.

If any further regulations or new laws are passed by the Brazilian government to lower electricity prices, these new laws and regulations could have a material adverse effect on our results of operations.

If we are required to conduct our business in a manner substantially different from our current operations as a result of regulatory changes, our results of operations and financial condition may be adversely affected.

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

We are dependent on the prevailing hydrological conditions in the geographic region in which we operate. According to data from ANEEL, approximately 69% of Brazil’s installed capacity currently comes from hydroelectric generation facilities. Our region is subject to unpredictable hydrological conditions because of non-cyclical deviations in average rainfall. The most recent period of low rainfall was in the years prior to 2001, when the Brazilian government instituted the Rationing Program (“Rationing Program”), a program to reduce electricity consumption that was in effect from June 1, 2001 to February 28, 2002. A recurrence of poor hydrological conditions that result in a low supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandated reductions in electricity consumption. We cannot assure you that periods of severe or sustained below-average rainfall will not adversely affect our future financial results.

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

Under the New Industry Model Law, electric energy distributors, including us, must contract to purchase, through public bids conducted by ANEEL, 100% of the forecasted electric energy demand for their respective distribution concession areas, up to five years prior to the actual delivery of electric energy. We cannot guarantee that our forecasts for energy demand in our distribution concession area will be accurate. If our forecasts fall short of actual electricity demand, we may be forced to make up for the shortfall by entering into short-term agreements to purchase electricity in the spot market where we may pay significantly more for energy without being able to pass on these increased costs to our Final Customers. In addition, if we underestimate our distribution energy needs, we may be subject to penalties imposed by the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or “CCEE”). In addition, if our forecasts surpass actual demand by more than the allowed margin (105% of actual demand), we will not be able to pass on to our Final Customers the cost of the excess energy that we acquire.

We generate a portion of our operating revenues from Free Customers who may seek other energy suppliers upon the expiration of their contracts with us.

As of December 31, 2012, we had 15 Free Customers, representing approximately 9.4% of our consolidated operating revenues and approximately 7.4% of the total volume of electricity we sold to final customers. From January 01, 2013 until March 31, 2013, we reached agreements with 14 additional Free Customers, 10 of which were our previously captive customers. Our contracts with Free Customers are typically for periods of greater than two years and less than five years.

Approximately 7.0% of the megawatts sold under contracts to such customers are set to expire in 2013. In addition, as of December 31, 2012, we had 43 customers that were eligible to purchase energy as Free Customers. These customers represented approximately 4.1% of the total volume of electricity we sold in 2012, and approximately 4.2% of our operating revenues from energy sales for that year. There can be no assurance that Free Customers will enter into contracts or extend their current contracts to purchase energy from us.

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

Our concessions are for terms of 20 to 35 years and may be extended if certain conditions are met. In the event that we fail to comply with any term of our concessions or applicable law or regulation, ANEEL may impose penalties on us, which may include warnings, the imposition of potentially substantial fines (in some instances, up to 2% of our revenues in the fiscal year immediately preceding the assessment) and restrictions on our operations, among others. ANEEL may also terminate our concessions prior to the expiration of their terms if we fail to comply with their provisions or if ANEEL determines, through an expropriation proceeding, that terminating our concession would be in the public interest. If ANEEL terminates any of our concessions before its expiration, we would not be able to operate the segment(s) of our business that had been authorized by the concession. Furthermore, any compensation that we may receive from the federal government for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment. The early termination or non-renewal of any of our concessions or the imposition of severe fines or penalties by ANEEL could have a material adverse effect on our financial condition and results of operations. See “Item 4. Information on the Company - The Brazilian Power Industry - Concessions”.

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

In 2013, we plan to invest approximately R$ 925.1 million in our generation and transmission activities (including Mauá HPP and Colíder HPP), R$ 986.4 million in our distribution activities and R$ 69.9 million in our telecommunications activities. Our ability to complete this investment program depends on multiple factors, including our ability to charge sufficient fees for our services and a variety of regulatory and operational contingencies. There is no assurance that we will have the financial resources to complete our proposed investment program, and our inability to do so may adversely affect the operation and development of our business leading to the imposition of fines levied by ANEEL as well as reduction in tariff levels.

We are strictly liable for any damages resulting from inadequate provision of electricity services and our insurance policies may not fully cover such damages.

We are strictly liable under Brazilian law for damages resulting from the inadequate provision of electricity distribution services. In addition, our distribution, transmission and generation utilities may be held liable for damages caused to others as a result of interruptions or disturbances arising from the Brazilian generation, transmission or distribution systems, whenever these interruptions or disturbances are not attributed to an identifiable member of the National Electric System Operator, the Operador Nacional do Sistema Elétrico (“ONS”). We cannot assure you that our insurance policies will fully cover damages resulting from inadequate rendering of electricity services, which may have an adverse effect on us.

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

In addition, in the limited circumstances where the holders of Class B Shares are entitled to vote, holders may exercise voting rights with respect to the Class B Shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions under Brazilian Corporate Law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the Depositary with respect to the underlying Class B Shares. However, the procedural steps involved create practical limitations on the ability of ADS holders to vote. For example, holders of our Class B Shares will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. In accordance with the Deposit Agreement, we will provide the notice to the Depositary, which will in turn, as soon as practicable thereafter, mail to holders of ADSs the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the Depositary how to vote their shares. Because of this extra procedural step involving the Depositary, the process for exercising voting rights will take longer for ADS holders than for direct holders of Class B Shares. ADSs for which the Depositary does not receive timely voting instructions will not be voted.

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

You will not be able to exercise the preemptive rights relating to the Class B Shares underlying your ADSs unless a registration statement under the United States Securities Act of 1933, as amended (“Securities Act”) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Therefore, the Depositary will not offer rights to you as a holder of the ADSs unless the rights are either registered under provisions of the Securities Act or are subject to an exemption from the registration requirements. We are not obligated to file a registration statement with respect to the shares or other securities relating to these rights, and we cannot assure you that we will file any such registration statement. Accordingly, you may receive only the net proceeds from the sale of your preemptive rights by the Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. If you are unable to participate in rights offerings, your holdings may also be diluted.

If you exchange your ADSs for Class B Shares, you risk increased taxes and the inability to remit foreign currency abroad.

Brazilian law requires that parties obtain a certificate of registration from the Central Bank in order to be allowed to remit foreign currencies, including U.S. dollars, abroad. For the ADSs, the Brazilian custodian for the Class B Shares has obtained the necessary certificate from the Central Bank for the payment of dividends or other cash distributions relating to the preferred shares or upon the disposition of the preferred shares. If you exchange your ADSs for the underlying Class B Shares, however, you may only rely on the custodian’s certificate for five business days from the date of exchange. Thereafter, you must obtain your own certificate of registration or register in accordance with Central Bank and CVM rules in order to obtain and remit U.S. dollars abroad upon the disposition of the Class B Shares or distributions relating to the preferred shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the preferred shares. Pursuant to Central Bank rules, obtaining this registration requires exchange transactions, which are subject to taxes in Brazil. For more information, see “Item 10. Additional Information - Taxation - Brazilian Tax Considerations - Other Brazilian Taxes”.

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

At December 31, 2012, we generated electricity at eighteen (18) hydroelectric plants, one (1) wind plant and one (1) thermoelectric plant, for a total installed capacity of 4,737.1 MW, approximately 99.6% of which is derived from renewable sources. Including the installed capacity of generation companies in which we have an ownership interest, our total installed capacity is 5,343.1 MW. Our electric power business is subject to comprehensive regulation by ANEEL.

We hold concessions to distribute electricity in 394 of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. At December 31, 2012, we owned and operated 2,023.3 km of transmission lines and 186,365.2 km of distribution lines, constituting one of the largest distribution networks in Brazil. Of the electricity volume we supplied to our Final Customers during 2012:

•         35.7% was to industrial customers;

•         26.6% to residential customers;

•         20.5% to commercial customers; and

•         17.2% to rural and other customers.

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

In 2007, to comply with energy sector legislation, we divided the assets of our transmission business (“Copel Transmissão S.A.”) between our distribution business (“Copel Distribuição S.A.”) and our generation business, (“Copel Geração S.A.”). As a result, we changed the name of the latter entity to Copel Geração e Transmissão S.A. We also liquidated Copel Participações S.A. and distributed the equity interests it held in our controlled companies between Copel Geração e Transmissão and our holding company. The current organization of the group as of December 31, 2012 is as described below:

Business

In the past, our generation and distribution businesses were integrated, and we sold most of the electricity we generated to the customers of our distribution business. This changed as a result of the implementation of the New Industry Model Law, enacted in 2004. Today, open auctions on the regulated market are the primary channel by which our generation business sells energy, and they are one of the primary channels by which our distribution business purchases energy to resell to captive customers. Our generation business only sells energy to our distribution business through auctions in the regulated market. Our distribution business, like certain other Brazilian distribution companies, is also required to purchase energy from Itaipu Binacional (“Itaipu”), a hydroelectric facility equally owned by Brazil and Paraguay, in an amount determined by the Brazilian government based on our proportionate share in the Brazilian electricity market. Itaipu has an installed capacity of 14,000 MW. Pursuant to a 1973 treaty between Brazil and Paraguay, Brazilian companies purchase the substantial majority of the electricity generated by Itaipu. For more information, see “Item 4. Information on the Company - The Brazilian Power Industry”.

The following table sets forth the total electricity we generated and purchased in each of the last five years, by showing the total amount of electricity generated and purchased by Copel Geração e Transmissão and the total amount of electricity purchased by Copel Distribuição.

	Year ended December 31,
	2012	2011	2010	2009	2008
	(GWh)
Copel Geração e Transmissão
Electricity generated	18,181	25,789	24,321	18,321	20,372
Electricity purchased from others(1)	3,981	952	696	4,093	1,700
Total electricity generated and purchased by Copel Geração e Transmissão	22,162	26,741	25,017	22,414	22,072
Copel Distribuição
Electricity purchased from Itaipu(2)	5,256	5,278	5,306	5,379	5,468
Electricity purchased from Auction – CCEAR – affiliates	1,316	1,328	1,230	1,488	1,229
Electricity purchased from Auction – CCEAR – other	17,450	16,771	15,405	14,185	12,746
Electricity purchased from other(3)	3,240	3,105	3,090	2,901	3,414
Total electricity purchased by Copel Distribuição	27,263	26,482	25,031	23,953	22,857
Total electricity generated and purchased by Copel Geração e Transmissão and Copel Distribuição	49,425	53,223	50,048	46,367	44,929

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

	Year ended December 31,
	2012	2011	2010	2009	2008
Copel Geração e Transmissão	(GWh)
Electricity delivered to Free Customers	1,404	919	1,054	1,044	1,185
Electricity delivered to bilateral agreements	1,367	1,051	1,455	1,051	3,538
Electricity delivered to Auction – CCEAR – affiliates	1,316	1,327	1,230	1,488	1,229
Electricity delivered to Auction – CCEAR – other	13,780	14,139	13,405	13,478	11,435
Electricity delivered to the Interconnected System(1)	3,856	8,625	7,233	4,874	4,151
Total electricity delivered by Copel Geração e Transmissão	21,724	26,061	24,377	21,935	21,538
Copel Distribuição
Electricity delivered to captive customers	23,248	22,454	21,304	20,242	19,633
Electricity delivered to distributors in the State of Paraná	635	600	568	524	495
Spot Market – CCEE	33	341	61	266	-
Total electricity delivered by Copel Distribuição	23,916	23,395	21,933	21,032	20,128
Subtotal	45,640	49,456	46,310	42,967	41,666
Losses by Copel Geração e Transmissão and Copel Distribuição	3,785	3,767	3,738	3,400	3,263
Total electricity delivered by Copel Geração e Transmissão and Copel Distribuição , including losses	49,425	53,223	50,048	46,367	44,929

(1)        Includes capacity made available but not fully delivered.

Generation

Generation Facilities

At December 31, 2012, we operated eighteen (18) hydroelectric plants, one (1) wind plant and one (1) thermoelectric plant, with a total installed capacity of 4,737.1 MW. If we include the installed capacity of the generation companies in which we have an ownership interest, our total installed capacity is 5,343.1 MW. We produce electricity almost exclusively through our hydroelectric plants. Our assured energy totaled 2,058.1 average MW in 2012. Our generation varies year by year as a result of hydrological conditions and other factors. We generated 18,180.9 GWh in 2012, 25,789 GWh in 2011, 24,321 GWh in 2010, 18,321 GWh in 2009 and 20,372 GWh in 2008.

The generation of electrical energy at our power plants is supervised, coordinated and operated by our Generation Operation Center in the city of Curitiba. This operation center is responsible for coordinating the operations related to approximately 99.9% of our total installed capacity, including some of the plants in which we hold only partial ownership interests.

The following table sets forth certain information relating to our main plants in operation at December 31, 2012.

Type	Plant	Installed capacity	Assured energy (1)	Placed in service	Concession expires
		(MW)	(GWh/yr)
Hydroelectric	Foz do Areia	1,676	4,950.6	1980	2023
Hydroelectric	Segredo	1,260	5,949.8	1992	2029
Hydroelectric	Salto Caxias	1,240	5,693.8	1999	2030
Hydroelectric	Capivari Cachoeira	260	958.9	1970	2015
Hydroelectric	Mauá	184(2)	101.6	2012	2042

(1)        Values used to determine volumes committed for sale.

(2)        Corresponds to 51% of the installed capacity of the plant (363 MW).

Governador Bento Munhoz da Rocha Netto (“Foz do Areia” Plant). The Foz do Areia Hydroelectric Plant is located on the Iguaçu River, approximately 350 kilometers southwest of the city of Curitiba.

Governador Ney Aminthas de Barros Braga (“Segredo” Plant). The Segredo Hydroelectric Plant is located on the Iguaçu River, approximately 370 kilometers southwest of the city of Curitiba.

Governador José Richa (“Salto Caxias” Plant). The Salto Caxias Hydroelectric Power Plant is located on the Iguaçu River, approximately 600 kilometers southwest of the city of Curitiba.

Governador Pedro Viriato Parigot de Souza (“Capivari Cachoeira Plant”). The Capivari Cachoeira Hydroelectric Plant is the largest underground hydroelectric plant in Brazil. The reservoir is located on the Capivari River, approximately 50 kilometers north of the city of Curitiba, and the power station is located on the Cachoeira River, approximately 15 kilometers from the reservoir.

Mauá. The Mauá Hydroelectric Plant is located on the Tibagi River, in the State of Paraná. It was constructed between 2008 and 2012 by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul Centrais Elétricas S.A. (“Eletrosul”) holds the remaining 49.0%. It is located approximately 250 kilometers from Curitiba, in the Municipality of Telêmaco Borba.

In addition to our generation facilities, we have ownership interests in several other generation companies. Between 2004 and 2010, we were required by law to retain a majority of the voting shares of any company in which we obtained an ownership interest. Starting in 2010, it became possible for us to hold non-controlling interests in companies.

The following table sets forth information regarding the generation plants in which we had a partial ownership interest as of December 31, 2012:

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

(1)         The assured energy of thermal plants such as Araucária varies depending on the price of natural gas, according to criteria established by the MME.

Araucária. We have an 80.0% interest in UEG Araucária Ltda., which owns the Araucária Thermoelectric Plant. In December 2006, UEG Araucária Ltda. entered into a lease agreement under which it leased the plant to Petróleo Brasileiro S.A. - Petrobras and Petrobras entered into an operation and maintenance agreement with our subsidiary Copel Geração e Transmissão under which Copel Geração e Transmissão agreed to operate and maintain the plant. Both agreements have been extended through December 2013.

Elejor Facility. The Elejor Facility consists of the Santa Clara and Fundão Hydroelectric Plants, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.4 MW, which includes two smaller hydroelectric generation units installed in the same location. Centrais Elétricas do Rio Jordão S.A. (“Elejor”) signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. As of December 31, 2012, we own 70.0% of the common shares of Elejor, and Paineira Participações owns the remaining 30.0%.

Elejor is required to make monthly payments to the federal government for the use of hydroelectric resources, with total annual payments of R$ 19.0 million. This amount is adjusted on an annual basis by the Brazilian General Market Price Index, Índice Geral de Preços do Mercado (“IGP-M Index”). In 2012, the aggregate amount of concession payments paid by Elejor to the federal government was R$ 44.3 million.

We have a power purchase agreement with Elejor that provides that we will purchase all of the energy produced by the Santa Clara and Fundão facilities at a set rate until 2019, to be adjusted annually in accordance with the IGP-M Index. In 2012, Elejor’s net revenues and net profits were R$ 211.7 million and R$ 33.3 million, respectively, while in 2011 its net revenues and net profits were R$ 196 million and R$ 15.6 million, respectively.

Dona Francisca. We own 23.03% of the common shares of Dona Francisca Energética S.A. (“DFESA”). The other shareholders are Gerdau S.A. with a 51.82% interest, Celesc S.A. with a 23.03% interest and Desenvix S.A. with a 2.12% interest. DFESA Hydroelectric Power Plant is located on the Jacuí River in the State of Rio Grande do Sul. The plant began full operations in 2001. As of December 31, 2012, DFESA had loans and financing in the total amount of R$ 31.8 million. The debt is secured by a pledge of shares of DFESA. We have a power purchase agreement with DFESA, valued at R$ 61.2 million annually, which will expire in October 2015 and which obligates Copel Geração e Transmissão to purchase 100% of its assured energy. In 2012, DFESA’s net revenues and net profits were R$ 94.0 million and R$ 35.4 million, respectively, while in 2011 its net revenues and net profits were R$ 84.6 million and R$ 34.5 million, respectively.

Foz do Chopim. The Foz do Chopim Hydroelectric Plant is located on the Chopim River in the State of Paraná. We own 35.77% of the common shares of Foz do Chopim Energética Ltda., the entity that owns the Foz do Chopim Hydroelectric Plant. Silea Participações Ltda. owns the remaining 64.23%. The operation and maintenance of Foz do Chopim Hydroelectric Plant is performed by Copel Geração e Transmissão S.A. Energy supply agreements were executed at an average tariff of R$ 202.56/MWh. Foz do Chopim Energética Ltda. also has the authorization to operate Bela Vista SHP, a hydroelectric power plant which is located in the same river and has similar capacity. The process for obtaining the necessary environmental license is ongoing. In 2012, Foz do Chopim’s net revenues and net profits were R$ 37.5 million and R$ 26.4 million, respectively, while in 2011 its net revenues and net profits were R$ 35.1 million and R$ 29.1 million, respectively.

Expansion of Generating Capacity

We expect to spend R$ 925.1 million in 2013 to expand our generation capacity, of which R$ 449.0 million will be invested in the Colíder Hydroelectric Power Plant, R$ 58.6 million will be invested in the Mauá Hydroelectric Power Plant and R$ 8.3 million will be invested in the Cavernoso II Small Hydroelectric Power Plant. The remaining amount will be spent on equipment maintenance, the modernization of the Foz de Areia Hydroelectric power plant and feasibility studies for the Piquiri River and Tibagi River plants, among other projects.

We have interests in several generation projects. The following table sets forth information regarding our planned major generation projects.

Facility	Installed capacity	Estimated assured energy (1)	Budgeted completion cost	Beginning of operation (expected)	Our ownership	Status
	(MW)	(GWh/year)	(R$ million)		(%)
São Jerônimo HPP	331.0	1,560	1,131	To be determined	41.2	Concession granted
Colíder HPP	300.0	1,573	1,570	2014	100.0	Concession granted
Cavernoso II SHP	19.0	93	120	2013	100.0	Authorization granted
São Bento Energia	94.0	418.7	382.4	2013	49.9	Authorization granted

 (1)      Values used to determine volumes committed for sale.

São Jerônimo. The São Jerônimo Hydroelectric Power Plant will be located between the municipalities of Tamarana and São Jerônimo da Serra on the Tibagi River in the State of Paraná. The plant will have two generation units, with a total installed capacity of 331 MW. It is uncertain when the construction of the facility will begin. There are a number of issues that must be resolved before construction can begin, the most significant being that we must obtain permission from the Brazilian Congress to start construction because the future plant’s reservoir will be partially located in an indigenous area.

Colíder. In July 2010, we won an ANEEL auction for a 35-year concession to construct and operate the Colíder Hydroelectric Power Plant on the Teles Pires River in the State of Mato Grosso. The Colíder facility will have an installed capacity of 300.0 MW and will be located in the municipalities of Nova Canaã do Norte, Colíder, Itaúba and Cláudia. Construction began in 2011. Until December 2012 50.0% of the construction works were completed. The commercial generation is scheduled to begin in 2014. From the facility’s assured energy of 179.6 average MW, 125.0 average MW are committed under a 30-year contract to distributors at a price of R$ 103.40/MWh, as of July 01, 2010 (adjusted annually in accordance with the Índice Nacional de Preços ao Consumidor Amplo - IPCA  inflation index), with supply starting in January 2015. The remaining 54.6 average MW power not sold under this contract has yet to be contracted for and is still available for sale to large customers in the free market.

Cavernoso II. The Cavernoso II Small Hydroelectric Power Plant will be located in the municipalities of Virmond and Candói on the Cavernoso River in the State of Paraná. Construction began in 2011 and commercial generation is scheduled to begin in 2013. The plant will have 19.0 MW of installed capacity and 10.6 average MW of assured power. At an ANEEL auction on August 1, 2010, we sold 7.6 average MW of assured power from the Cavernoso II SHP to distributors, at a price of R$ 146.99/MWh (adjusted annually in accordance with the IPCA inflation index). Supply under these contracts will begin in January 2013 and will continue for 30 years. The remaining 3 average MW power not sold under these contracts has yet to be contracted for and is still available for sale to large customers in the free market.

São Bento Energia. In the last quarter of 2011, we acquired 49.9% of São Bento Energia, Investimentos e Participações, a company that owns four wind farm special purposes entities (GE Olho d’Água, GE Boa Vista, GE Farol e GE São Bento do Norte) located in the State of Rio Grande do Norte, with total installed capacity of 94 MW. In August 2010, an average of 43.7 MW of energy generated at a weighted average price of 134.49/ MW/h (annually adjusted by IPCA index) were sold in ANEEL public auctions. The energy to be generated was sold through 20-year contracts in the auction, term which will begin counting as from September 1, 2013. The wind farms are scheduled to start operating in 2013.

Proposed Projects

We are involved in various initiatives to study the technical, economic and environmental feasibility of certain hydroelectric generation projects. These proposed generation projects would have a total of 343.6 MW of installed capacity. The following table sets forth information regarding our proposed generation projects.

Hydroelectric Project	Estimated Installed Capacity	Estimated Assured Energy	Our ownership
	(MW)	(GWh/yr)	(%)
SHP BelaVista	29.0	157.4	36
SHP Dois Saltos	25.0	119.1	30
SHP Pinhalzinho	10.9	52.1	30
SHP Burro Branco	10.0	45.1	30
SHP Foz do Turvo	8.8	41.2	30
SHP Foz do Curucaca	29.5	142.2	15
SHP Salto Alemã	29.0	139.7	15
SHP São Luiz	26.0	125.3	15
SHP Alto Chopim	20.3	98.0	15
SHP Rancho Grande	17.7	85.3	15
WPP Cutia Empreendimentos Eólicos	137.4	718.3	49.9

In 2013, we plan to bid for concessions to construct and operate new hydroelectric power plants in power auctions in the regulated market for new generation projects. We are studying the feasibility of our participation in the hydroelectric projects planned to be listed in the A-5 Auctions of 2013. We will also conduct studies of new hydroelectric power plants.

In addition, we are also conducting studies related to future government auctions for wind farms, in which we may eventually participate. Other renewable energy projects under study or development include the use of municipal solid waste in power generation, cultivation of micro algae for energy production, wind energy, solar photovoltaic energy, energy from the crude vegetable oil and biogas production from micro algae.

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

The following table sets forth certain information concerning our transmission and distribution systems at the dates presented.

	At December 31,
	2012	2011	2010	2009	2008
Transmission lines (km):
230 kV and 500 kV	2,010.7	2,016.3	1,900.4	1,929.4	1,822.0
138 kV	7.2	7.2	7.2	7.2	7.8
69 kV(1)	5.4	5.4	5.4	5.4	5.4
Distribution lines (km):
230 kV	68.3	66.1	66.1	66.1	–
138 kV	4,880.1	4,705.3	4,586.3	4,578.8	4,495.7
88 kV(2)	–	–	–	–	58.2
69 kV	968.5	1,003.5	981.5	967.2	1,185.0
34.5 kV	81,253.3	80,662.2	79,496.2	78,357.4	76,903.0
13.8 kV	99,195.1	97,981.0	96,863.6	95,381.6	96,545.7
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV) (3)	19,454.8	19,415.3	18,398.6	18,112.8	17,855.8
Generation (step up) substations	5,006.8	5,006.8	5,006.8	5,004.1	5,004.1
Distribution substations (34.5 kV)	1,504.8	1,539.6	1,533.7	1,507.6	1,624.0
Distribution transformers	10,325.3	9,961.6	9,312.4	8,934.7	8,565.0
Total energy losses	7.7%	7.1%	7.5%	7.3%	7.3%
(1) As approved by ANEEL in 2008, these 69 kV transmission lines held by Copel Distribuição were transferred to Copel Geração e Transmissão, since they were part of our transmission business segment.
(2) Reclassified to 138 kV in 2009.

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

In June 2010, Copel won a public auction for the construction and operation of two facilities, both located in the State of São Paulo. The first concession is a 356 km transmission line of 500 kV and the second is a 230 kV substation. We expect to complete the construction work of these facilities by 2014.

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

In December 2011, a consortium between Copel, Eletrosul and Elecnor won part of a large ANEEL public auction for the construction and operation of transmission assets. The concessions won by the consortium are for the construction and operation of a total of 1,327 km of new transmission lines and four new substations in the States of Paraná, Santa Catarina, Rio Grande do Sul and Maranhão.

In March 2012, Copel, together with State Grid Brazil Holding, won an ANEEL public auction for the construction and operation of 1,605 km of new transmission lines and four new substations that will transmit energy produced by five new hydroelectric plants that are planned to be constructed in Teles Pires River, in the North of Mato Grosso State, to the Southeast region of Brazil.

In June 2012, Copel won a public auction for the construction and operation of 98 km of transmission lines. The concession won by Copel is for the construction of 230 kV transmission lines that will link substations Londrina and Figueira, located in northern Paraná (88 km) and Foz do Chopim and Salto Osório power plants, both located in southwest Paraná (10 km).

In December 2012, a consortium between Copel, Furnas and State Grid Brazil Holding won a public auction for the construction and operation of 967 km of transmission lines in the States of Goiás, Minas Gerais and Bahia. In the same public auction, Copel won the right to construct and operate 37 km of transmission lines in the State of São Paulo, between the municipalities of Assis and Paraguaçu Paulista.

Distribution

Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 138 kV and a small portion of our 230 kV assets. Higher voltage electricity is supplied to bigger industrial and commercial customers and lower voltage electricity is supplied to residential, small industrial, commercial customers and other customers. At December 31, 2012, we provided electricity in a geographic area encompassing approximately 98% of the State of Paraná and served four (4) million customers.

Our distribution network includes 186,365.3 km of distribution lines, 376,784 distribution transformers and 233 distribution substations of 34.5 kV, 35 substations of 69 kV and 91 substations of 138 kV. During 2012, 120,636 new customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas where there is a large concentration of trees in the vicinity of the distribution grid.

We have 30 customers that are directly supplied with energy at a high voltage (69 kV and above) through connections to our distribution lines. These customers accounted for approximately 6.4% of the total volume of electricity sold by Copel Distribuição or 3.7% of our total volume of electricity sold in 2012.

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

Our energy losses totaled 7.7% of our available energy in 2012 and include losses from the basic transmission grid and Itaipu.

Information regarding the duration and frequency of outages for our customers is set forth in the following chart for the years indicated.

	Year ended December 31,
Quality of supply indicator	2012	2011	2010	2009	2008
DEC – Duration of outages per customer per year (in hours)	10h15min	10h38min	11h28min	12h55min	12h11min
FEC – Frequency of outages per customer per year (number of outages)	7.84	8.26	9.46	11.04	10.69

We outperformed the quality target indicators established by ANEEL for 2012, which penalize power outages (i) in excess of an average number of hours per customer and (ii) in excess of an average frequency of outages, in each case calculated on an annual basis. These limits vary depending on the geographic region, and the average limit established by ANEEL for our distribution company was 13h02min of outages per customer per year, and a total of 11.03 outages per customer per year. Failure to comply with these predetermined standards with a final customer results in a reduction of the amount we can charge such final customers in future periods.

In addition, quality target indicators are taken into consideration by ANEEL during distribution concession renewal proceedings, and also influence ANEEL’s calculation of our tariff adjustments. For more information, see “Distribution Tariffs”.

Purchases

The following table contains information concerning volume, costs and average tariffs for the main sources of the electricity we purchased in the last three years.

Source:	2012	2011	2010
Itaipu
Volume (GWh)	5,256	5,278	5,306
Cost (R$ millions)	503.3	459.6	468.3
Average tariff (R$/MWh)	95.8	87.1	88.3
Auctions in the regulated market
Volume (GWh)	19,003	18,344	15,418
Cost (R$ millions) (1)	1,927.9	1,585.9	1,370.3
Average tariff (R$/MWh)	101.5	86.45	88.9

(1)        These numbers do not include short-term energy purchased through the Electric Energy Trading Chamber ‒ CCEE.

Itaipu

We purchased 5,256 GWh of electricity from Itaipu in 2012, which constituted 10.6% of our total available electricity in 2012 and 19.3% of Copel Distribuição’s total available electricity in 2012. Our purchases represented approximately 5.9% of Itaipu’s total production. Distribution companies operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars, and have been set for 2013 at US$ 24.88 per kW per month.

In 2012, we paid an average tariff of R$ 95.8 per MWh for energy from Itaipu, compared to R$ 87.1 per MWh during 2011. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

Auctions in the Regulated Market

In 2012, we purchased 19,003 GWh of electricity through auctions in the regulated market. This energy represents 60.8% of the total electricity we purchased. For more information on the regulated market and the free market, see “The Brazilian Power Industry - The New Industry Model Law”.

Sales to Final Customers

During 2012, we supplied approximately 86.4% of the energy distributed directly to captive customers in the State of Paraná. Our concession area includes four (4) million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, located south of the State of Paraná. We also sold energy to a total of fifteen (15) Free Customers, two (2) of which were located outside of our concession area. During 2012, the total power consumption of our captive customers and Free Customers was 24,652 GWh, a 5.4% increase as compared to 23,374 GWh during 2011. The following table sets forth information regarding our volumes of energy sold to different categories of purchasers for the periods indicated.

	Year ended December 31,
Categories of purchaser	2012	2011	2010	2009	2008
	(GWh)
Industrial customers	8,799	8,377	8,146	7,748	7,955
Residential	6,559	6,224	5,925	5,664	5,379
Commercial	5,058	4,778	4,466	4,200	3,967
Rural	2,025	1,872	1,774	1,680	1,606
Other(1)	2,211	2,122	2,048	1,994	1,911
Total(2)	24,652	23,373	22,359	21,286	20,818

(1)        Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.

(2)     Total GWh does not include our energy losses.

The following table sets forth the number of our Final Customers in each category at December 31, 2012.

Category	Number of Final Customers
Industrial	86,731
Residential	3,196,457
Commercial	327,245
Rural	372,640
Other(1)	54,512
Total	4,037,585

 (1)      Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.

Industrial and commercial customers accounted for approximately 30% and 23%, respectively, of our total revenues from energy sales during 2012. In 2012, 33% of our total revenues from energy sales were from sales to residential customers.

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

Group A Customers receive electricity at 2.3 kV or higher and the tariffs applied to them are based on the actual voltage level at which energy is supplied and the time of day the energy is supplied. Tariffs are comprised of two components: a “capacity charge” and an “energy charge”. The capacity charge, expressed in reais per kW, is based on the higher of (i) contracted firm capacity and (ii) power capacity actually used. The energy charge, expressed in reais per MWh, is based on the amount of electricity actually consumed as evidenced by our metering.

Group B Customers receive electricity at less than 2.3 kV, and the tariffs applied to them are comprised solely of an energy charge and are based on the classification of the customer.

ANEEL restates our tariffs annually, generally in June. For more information about the distribution tariff adjustments that have been made by ANEEL in recent years, see “Item 5. Operating and Financial Review and Prospects – Overview - Rates and Prices”.

The following table sets forth the average tariffs for each category of Final Customer in effect in 2012, 2011 and 2010.

Tariffs	2012	2011	2010
	(R$/MWh)
Industrial	170.81	170.41	159.24
Residential	245.86	250.25	233.78
Commercial	225.01	217.78	202.68
Rural	155.29	154.29	143.04
Other customers	172.84	167.83	156.07
All Final Customers	200.81	199.83	186.09

Low Income Residential Customers. Under Brazilian law, we are required to provide discounted rates to certain low income residential customers (“Low Income Residential Customers”). In 2012, we served 372,507 low income residential customers. For servicing these customers, in 2012 we received a R$ 69.2 million grant, which was approved by ANEEL, from the Brazilian Federal Government.

The following table sets forth the current minimum discount rates approved by ANEEL for each category of Low Income Residential Customer.

Consumption	Discount from base tariff
Up to 30 kWh per month	65%
From 31 to 100 kWh per month	40%
From 101 to 220 kWh per month	10%

Special Customers. A customer of our distribution business that consumes at least 500 kV (a “Special Customer”) may choose its energy supplier if that supplier derives its energy from alternative sources, such as small hydroelectric plants, wind plants or biomass plants. A Special Customer that chooses to purchase energy from a supplier other than Copel Geração e Transmissão continues to use our distribution system and pay our distribution tariff. However, as an incentive for Special Customers to purchase from alternative sources, we are required to reduce the tariff paid by Special Customers by 50%. This discount is subsidized by the Brazilian federal government, and therefore does not impact the revenues of our distribution business.

Transmission Tariffs. A transmission concessionaire is entitled to annual revenues based on the transmission network it owns and operates. These revenues are annually readjusted according to criteria stipulated in the concession contract. We are directly a party to eight transmission concession contracts, four  of which are in the operational stage and four  of which are in construction. Not all of the transmission concession contracts employ the same revenue model.

Under our main transmission concession, which involves our main transmission facilities and accounted for 92% of our gross transmission revenues in 2012, 33% of the transmission revenues are updated on an annual basis by the IGP-M and the other 67% are subject to the tariff review process.

The first periodic revision related to our main transmission concession scheduled for 2005 was only carried out in 2007, at which point ANEEL reduced the tariffs by 15.08%. This adjustment was applied retroactively to July 2005, and was passed on to our Final Customers until June 2009. In addition, in July 2010 pursuant to a second periodic revision of our principal concession, ANEEL granted provisional approval of a reduction in our transmission tariff by 22.88%, applied to the revenues of new installations in the Interconnected Transmission System, and applied retroactively from July 1, 2009 onward. In June 2011, ANEEL reviewed the figures of the second periodic revision and reduced the annual revenues by 19.94%. The remainder of our annual revenues was subject to adjustment by IGP-M or IPCA, as applicable.

In addition, we have three concession agreements for transmission lines and substations in operation, which correspond to an aggregate of 8% of our transmission revenues. The amount of revenues we are entitled to receive pursuant to one of these contracts is updated on an annual basis by the IGP-M and is not subject to the tariff review process. However, this amount will be reduced by 50% from the 16th year forward, as of 2016. The other two agreements revenues are subject to the tariff review process.

In 2012, the transmission tariffs of two of these concession contracts were readjusted by the IGP-M, resulting in an increase of 4.2% and the other two concession contracts were readjusted by the IPCA, and has increased by 5.0%.

Other Businesses

Telecommunications

Copel Telecomunicações S.A. Pursuant to an authorization from the Brazilian National Telecommunication Agency, Agência Nacional de Telecomunicações (“ANATEL”), we provide corporate telecommunication services within the State of Paraná and international long-distance services. We have been offering these services since August 1998 through the use of our fiber optics network (totaling 29.5 thousand km of fiber optic cables by the end of 2012). In 2012, we served the 399 municipalities in the State of Paraná and two additional municipalities in the State of Santa Catarina. In addition to our commercial services, we have also been involved in an educational project aimed at providing public elementary and middle schools in the State of Paraná with broadband internet access.

We provide services to most of the major Brazilian telecommunication companies that operate in the State of Paraná. In total, we have 3,141 corporate clients, which include supermarkets, universities, banks, internet service providers and television networks. We also provide a number of different telecommunication services to our subsidiaries.

Sercomtel. We own 45.0% of the stock of Sercomtel Telecomunicações S.A. (“Sercomtel Telecomunicações”) and Sercomtel Celular S.A. (“Sercomtel Celular” and, together with Sercomtel Telecomunicações S.A. “Sercomtel”). Sercomtel holds concessions to provide fixed and mobile telephone services in the municipalities of Londrina and Tamarana in the State of Paraná and has obtained ANATEL’s authorization to provide telephone services to all other cities in the State of Paraná. Currently, Sercomtel operates under an authorization regime in the cities of Cambé, Ibiporã and Arapongas. The city of Rolândia has been serviced since April 2009, and the cities of Apucarana and Maringá have been served since November 2008 and May 2010, respectively. Through an alliance with us, in force since March 2012 Sercomtel has been providing telephone services to other cities within the State of Paraná, including Curitiba. Sercomtel has concessions from ANATEL to provide cable television in São José in the State of Santa Catarina and Osasco in the State of São Paulo and radio-wave television transmission in Maringá in the State of Paraná.

In September 2012, ANATEL approved the merger of Sercomtel Celular S.A. into Sercomtel S.A. Telecomunicações and this merger is now closed.

As of December 31, 2012, Sercomtel Telecomunicações, in its concessions area for fixed telephone services, had a total of 241,526 telephone lines installed, of which 190,496 were in operation. As of December 31, 2012, Sercomtel Celular had an installed capacity of 103,991 terminals in its Global System for Mobil Communications GSM system, of which 69,507 were in operation. In December 2009, Sercomtel started providing 3G services with a capacity of 20,000 lines, of which 7,350 are currently installed. Sercomtel Telecomunicações’  2012 net revenues were R$ 126.5 million, with net loss of R$ 65.4 million. As of December 31, 2012, our investment in Sercomtel Telecomunicações was R$ 10.6 million.

Water and Sewage

In January 2008, Copel bought the 30% stake in Dominó Holdings S.A. (“Dominó Holdings”) held by Sanedo Ltda., a wholly-owned subsidiary of Grupo Veola, for R$ 110.2 million. We now own 45.0% of the total outstanding share capital of Dominó Holdings, which in turn owns 39.7% of the voting stock or 34.7% of the total capital of Companhia de Saneamento do Paraná –  Sanepar (“Sanepar”), a public utility company that provides 345 urban and rural municipalities and approximately 10.2 million people in the State of Paraná with water distribution services and 6.3 million with sewage services. The State of Paraná owns 60.0% of the outstanding voting capital of Sanepar. Dominó Holdings’ net income in 2012 was R$ 111.9 million. The other shareholders of Dominó Holdings are Andrade Gutierrez Concessões S.A. and Daleth Participações S.A., each with 27.5%.

Gas

We are engaged in the distribution of natural gas through Companhia Paranaense de Gás (“Compagas”), the company that holds the exclusive rights to supply piped gas in the State of Paraná. Compagas operates the gas distribution network in the State of Paraná, which covered 602 kilometers in 2012, an increase from 574 kilometers covered in 2011. In 2012, Compagas’s net revenues were R$ 359.1 million, an increase of 23.2%, compared to 2011, and its net income was R$ 20.8 million, a decrease of 35.8% compared to 2011. Compagas’s customers include thermoelectric plants, cogeneration plants, gas stations, other businesses and residences. Compagas is focusing its business strategy on increasing the volume of gas it distributes to customers by marketing the benefits of substituting gas for oil and other fuels as a means of achieving greater energy efficiency. Compagas’ customer base increased 36.4%, from 12,025 in 2011 to 16,405 in 2012.

Compagas recorded an increase of 1.4% in the average daily volume of natural gas distributed to final customers, from 1,007,324 cubic meters per day in 2011 to 1,021,690 cubic meters per day in 2012. In addition, Compagas makes available its distribution network to transport natural gas to UEG Araucária. In 2012, Petrobras S.A. delivered 439.7 million cubic meters of gas to UEG Araucária, compared to 16.0 million cubic meters in 2011.

As of December 31, 2012, we owned 51.0% of the capital stock of Compagas and accounted for this interest through consolidation, since we control this company. The minority shareholders of Compagas are Petrobras and Mitsui Gás, each of which owns 24.5% of the capital stock of Compagas.

Services

We own 40.0% of the share capital of ESCO Electric Ltda. (“ESCO”), a company that assists customers with their electricity needs through the provision of consulting services, planning and project implementation, automation services, operation, maintenance, training and technical assistance. The Instituto de Tecnologia para o Desenvolvimento – LACTEC owns the remaining 60.0% of the share capital. ESCO also markets products and services aimed at obtaining greater energy efficiency and energy conservation. During 2012, ESCO recorded a net loss of R$ 0.2 million. All operations of this company were discontinued in 2008, and we plan to liquidate ESCO in the coming years.

Concessions

We operate under concessions granted by the Brazilian government for our generation, transmission and distribution businesses. Under Brazilian law, concessions are subject to competitive bidding processes at the end of their respective terms.

2013 Concession Renewal Law

Until recently, the Brazilian rules governing generation concessions gave concessionaires the right to renew for an additional 20 years concession contracts that were entered into prior to 2003. For transmission and distribution concessions granted after 1995, concessionaires had the right to renew these contracts for an additional 30 years.

On September 11, 2012, the Brazilian government enacted a law (“2013 Concession Renewal Law”  which had been preceded by a provisional measure (medida provisória)), which significantly changed the conditions under which concessionaires are able to renew concession contracts. Under the 2013 Concession Renewal Law, generation, transmission and distribution concessionaires may renew the concessions that were in effect as of 1995 (and, in the case of generation facilities, generation concession contracts entered into prior to 2003) for an additional period of 30 years (or an additional 20-year period in the case thermal plants), provided that the concessionaire agrees to amend the concession contract to reflect a series of new conditions. The purpose of this new regime is to substantially reduce the cost of electricity paid by Final Customers and to increase the competition in the energy sector. Under the 2013 Concession Renewal Law, concessionaires must decide 60 months before the end of each concession term whether to amend and renew a concession contract or to terminate each concession contract at the end of its respective term. For concession contracts expiring within 60 months of September 12, 2012, concessionaires were required to make this decision by October 15, 2012. So far, for our contracts expiring within this period, we have decided not to renew our generation contracts, and we decided to request the renewal of our transmission and distribution contracts.

For concessionaires of existing generation facilities, the 2013 Concession Renewal Law changes the scope of these concession contracts. Previously, a generation concessionaire had the right to sell the energy generated by the facilities subject to its concession for profit. In contrast, generation concessions for existing generation facilities (including generation concessions renewed pursuant to the 2013 Concession Renewal Law) will not grant concessionaires the right to sell the energy generated by these facilities. Instead, these concessions will only cover the operation and maintenance of the generation facilities. The energy generated by these facilities will be allocated by the Brazilian federal government in quotas to the regulated market, for purchase by distribution concessionaires. For new generation facilities, on the other hand, the concessionaire will still have the right to sell the energy produced by the generation facility.

In addition, to changing the scope of generation concessions the 2013 Concession Renewal Law, establishes a new tariff regime that significantly affects the treatment of amounts to be invested by concessionaires to improve and maintain generation plants. Because the 2013 Concession Renewal Law requires that ANEEL pre-approve investments made by generation concessionaires in order to receive compensation, the new law substantially increases the risk that a generation concessionaire either will not be able to make certain investments in a timely manner, or will not be able to recover the amounts invested. These changes are expected to materially reduce the margins of generation concessionaires and negatively affect their financial condition. In addition, ANEEL is expected to issue further regulations for generation concessions under the 2013 Concession Renewal Law, and it is not clear what the consequences of these regulations will be.

The 2013 Concession Renewal Law affects transmission and distribution concessions more modestly. The principal change is that amounts invested related to modernization projects, structural reforms, equipment and contingencies will be subject to prior ANEEL approval. However, the 2013 Concession Renewal Law does not affect the manner in which distribution and transmission concessionaires may recover amounts invested in transmission infrastructure.

The 2013 Concession Renewal Law applies to all generation, transmission and distribution contracts that were in effect as of 1995 (and, in the case of generation concessions, entered into prior to 2003), regardless of whether a contract grants to the concessionaire the right to renew a concession on its original terms. For example, several of our concession contracts contain provisions allowing us to renew these concessions for a period of 20 years. Under the 2013 Concession Renewal Law, in order to renew these contracts, we nonetheless would be required to accept the application of the conditions imposed by the 2013 Concession Renewal Law to the contract, and the concession contract would then be renewed for 30 years, rather than 20. If we choose to renew a concession contract that contains a renewal provision, we would be indemnified by the Brazilian government using funds from the RGR Fund (see Energy Sector Regulatory Charges) in an amount equal to the portion of our investments related to the concession that have not yet been amortized or depreciated, as calculated by ANEEL.

If a concessionaire decides not to accept the new tariff regime with respect to a concession contract and therefore decides not to renew the contract, the concession will terminate at the end of its original term, and the Brazilian government will conduct a new competitive bidding process for the concession. The original concessionaire may participate in the new competitive bidding process.

Generation Concessions

                Out of our 18 generation concessions, we have 4 generation concessions (Rios dos Patos, Capivari Cachoeira, Mourão and Chopim I, with respective installed capacity of 1.8 MW, 260.0 MW, 8.2 MW and 1.8 MW) that are set to expire between 2014 and 2015. Our management determined that renewal of these generation concessions under the terms of the 2013 Concession Renewal Law would be disadvantageous to our generation business. Therefore, our management decided to allow these concession contracts to expire, and to participate in the subsequent competitive bidding process for these concessions.

Under the rules in effect prior to the enactment of the 2013 Concession Renewal Law, 13 of our generation plants have had their concessions extended by Brazilian authorities since 1999, in each case for the 20-year term allowed by previous regulation. Under the previous law, these concessions were not eligible for a second extension; however, as described above, the 2013 Concession Renewal Law now allows extension of these concessions for an addition 30 years period if we choose to accept the application of the new tariff regime.

Concessions for generation projects, granted after 2003, such as the Mauá Hydroelectric Plant, are non-renewable, meaning that upon expiration of their 35-year term, the concession will be granted subject to a competitive bidding process. The 2013 Concession Renewal Law does not impact generation concessions granted after 2003.

The following tables sets forth information relating to the terms as well as the renewals of our main generation concessions.

Hydroelectric Plants	Initial concession date	First expiration date	Extension Date	Final expiration date
Rio dos Patos	February 1984	February 2014	Not subject to extension	February 2014
Capivari Cachoeira	April 1965	May 1995	June 1999	July 2015
Mourão	January 1964	January 1994	June 1999	July 2015
Chopim I	March 1964	March 1994	June 1999	July 2015
Foz do Areia	May 1973	May 2003	January 2001	May 2023
São Jorge	December 1974	December 2004	April 2003	December 2024
Apucaraninha	October 1975	October 2005	April 2003	October 2025
Guaricana	August 1976	August 2006	August 2005	August 2026
Chaminé	August 1976	August 2006	August 2005	August 2026
Segredo	November 1979	November 2009	September 2009	November 2029
Derivação do Rio Jordão	November 1979	November 2009	September 2009	November 2029
Salto Caxias	May 1980	May 2010	September 2009	May 2030
Cavernoso	January 1981	January 2011	September 2009	January 2031
Marumbi	March 1956	Under review by ANEEL	Under review by ANEEL	Under review by ANEEL
Melissa	May 2002	Indefinitely	-	-
Pitangui	May 2002	Indefinitely	-	-
Salto do Vau	May 2002	Indefinitely	-	-
Mauá (1)	June 2007	July 2042	Not extendable	-
Colíder(2)	January 2011	January 2046	Not extendable	-
Cavernoso II(3)	February 2011	February 2046	Not extendable	-

(1)      Mauá was constructed by Consórcio Energético Cruzeiro do Sul, of which Copel owns Copel owns 51.0% and Eletrosul owns the remaining 49.0%

(2)      Expected to begin operations in January 2015

(3)      Expected to begin operations in 2013

Thermoelectric Plants	Initial concession date	First expiration date	Extension date	Final expiration date
Figueira	March 1969	March 1999	June 1999	March 2019

We have ownership interests in five other generation projects, through consortia established with other companies. The following table sets forth information relating to the terms of the concessions of the generation facilities in which we had an ownership interest as of December 31, 2012.

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

Transmission Concessions

Pursuant to the 2013 Concession Renewal Law and the terms of our transmission concessions, we have the right to request 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 60 months prior to the expiration of the contract in question. Our principal transmission concession, from which we derived 92% of our transmission revenues in 2012, has been renewed pursuant to the 2013 Concession Renewal Law, and will therefore now expire in December 2042.

In addition, we have three other concession contracts for transmission lines and substations that are currently in operation, and are set to expire in July 2031, March 2038 and November 2039, respectively. We derived an aggregate of 8% of our transmission revenues from these three contracts in 2012. In accordance with the 2013 Concession Renewal Law, each of these contracts can be extended for an additional 30-year period.

We intend to continue requesting extensions for all of our transmission concessions.

The following table sets forth certain information relating to the terms and extension terms of our main transmission concessions:

Transmission Facility	Initial concession date	First expiration date	Possibility of extension	Expected final expiration date
Main transmission concession	July 2001	July 2015	Extended	December 2042
Bateias – Jaguariaíva Transmission Line	August 2001	August 2031	Possible	August 2061
Bateias – Pilarzinho Transmission Line	March 2008	March 2038	Possible	March 2068
Foz do Iguaçu – Cascavel Oeste Transmission Line	November 2009	November 2039	Possible	November 2069
Araraquara 2 – Taubaté(1)	October 2010	October 2040	Possible	October 2070
Cerquilho III(1)	October 2010	October 2040	Possible	October 2070
Foz do Chopim - Salto Osorio(1)	October 2012	October 2042	Possible	October 2072

(1)      Facility under construction.

We have ownership interests in seven other transmission projects, through consortia established with other companies. The following table sets forth information relating to the terms of the concessions of the transmission facilities in which we had an ownership interest as of December 31, 2012.

Transmission Facility	Consortium	Initial concession date	First Expiration date	Possibility of Extension	Expected final expiration date
Cascavel Oeste – Umuarama(1)	Costa Oeste Transmissora de Energia S.A	January 2012	January 2042	Possible	January 2072
Nova Santa Rita Camaquã 3(1)	Transmissora Sul Brasileira de Energia S.A	May 2012	May 2042	Possible	May 2072
Umuarama Guaira(1)	Caiuá Transmissora de Energia S.A	May 2012	May 2042	Possible	May 2072
Curitiba Curitiba Leste(1)	Marumbi Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Açailândia Miranda II(1)	Integração Maranhense Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Paranaíta – Ribeirãozinho(1)	Matrinchã Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Ribeirãozinho - Marimbondo II(1)	Guaraciaba Transmissora de Energia S.A	May 2012	May 2042	Possible	May 2072
Barreiras II – Pirapora II	Paranaíba Transmissora de Energia S.A	(2)	-	-	-

(1)       Facility under construction.

(2)     Copel won the bidding process for this concession, but the concession contract has not yet been signed.

Distribution Concessions

We operate our distribution business pursuant to a concession contract that was signed on June 24, 1999, and is set to expire on July 7, 2015. Under the 2013 Concession Renewal Law, we have the right to renew this concession for an additional 30-year period by accepting an amendment to the concession contract.  Notwithstanding the changes introduced by the 2013 Concession Renewal Law, we concluded that the renewal of our distribution concession in accordance with the 2013 Concession Renewal Law would not materially affect our results of operations. Accordingly, after a careful evaluation of the conditions imposed by the Brazilian federal government for the extension of our distribution concession, we decided to request the renewal of this contract. However we have not yet received the amendment to be proposed by the granting authority. Therefore, we cannot guarantee that we will be able to renew our distribution concession contract on terms that are favorable to us.

The granting authority must issue its decision on this matter no later than 18 months before the concession’s expiration date.

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

Free Customers are limited to:

•	existing customers (those connected to the distribution network before July 1995) with demand of at least 3 MW and supplied at voltage levels equal to or greater than 69 k;
•	new customers (those connected to the distribution network after July 1995) with demand of at least 3 MW at any voltage; and
•	customers with demand of at least 500 kW that opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants or biomass projects.

As of December 31, 2012, we had fifteen (15) Free Customers, representing approximately 9.4% of our consolidated operating revenue and approximately 7.4% of the total quantity of electricity sold by us. Through March 31, 2013, we have reached agreements with 14 additional Free Customers, 10 of which were our previously captive customers. Our contracts with Free Customers are typically for periods of greater than two and less than five years.

Approximately 7.0% of the megawatts sold under contracts to such customers are set to expire in 2013. In addition, as of December 31, 2012, we had 43 customers that were eligible to purchase energy as Free Customers. These customers represented approximately 4.1% of the total volume of electricity we sold in 2012, and approximately 4.2% of our total operating revenue from energy sales for that year.

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

To remedy compliance issues for environmental licenses of transmission facilities predating the 1986 environmental licensing requirements, we and the environmental regulator for the State of Paraná (“Instituto Ambiental do Paraná – IAP”) executed in 2010 an agreement in which we committed to complete an environmental licensing process for several of our facilities by 2012. As of December 31, 2012, we have completed this environmental licensing process for all of our transmission facilities.

In 2012, three compulsory environmental audits (Auditorias Ambientais Compulsórias – AACs) were performed, 1 of which was of a wind plant, 1 of which was of a transmission line and 1 of which was of a transmission substation. These compulsory environmental inspections are required by law as a condition for the renewal of environmental licenses. These inspections also allow us to obtain an independent assessment of our environmental policies and compliance with laws and regulations.

The construction of Cavernoso II Small Hydroelectric Plant began in April 2011. To comply with all the requirements of the environmental authorities necessary for the licensing of the project, we drafted a Basic Environmental Plan (Plano Básico Ambiental – PBA), consisting of seventeen social and environmental programs, which are in the process of implementation. Between September and October 2012, we have obtained operational licenses for this small hydroelectric plant and the transmission line related to it.

In December 2010, we received the site licenses to begin construction of the Colíder Hydroelectric Plant. These licenses were granted after we received approval of Colíder Basic Environmental Plan, which contains thirty-two programs and sub-programs designed to prevent, mitigate and offset any negative environmental and social impact of this project, while enhancing the positive effects of the project. During 2012 we have started implementing several of these programs contained in the Colíder Basic Environmental Plan.

We are involved in environmental and social programs including the “Social and Environmental Reservoirs Management Program” (Programa de Gestão Socioambiental de Reservatórios).

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

Plant, Property and Equipment

Our principal properties consist of the generation and telecommunications facilities described in “Business - Generation and Purchasers of Energy”. Of the net book value of our total property, plant and equipment at December 31, 2012 (including construction in progress), generation facilities represented 84.3%, telecommunications represented 4.1%, Elejor represented 6.1% and Araucária Thermoelectric Plant represented 5.6%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

The Expropriation Process

Although we receive concessions from the Brazilian government to construct hydroelectric facilities, we do not receive title to the land on which the facilities are to be located. In order for us to construct, the land must be expropriated. The land required for the implementation of a hydroelectric facility may only be expropriated pursuant to specific legislation. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of expropriation disputes. At December 31, 2012, we estimated our liability related to the settlement of such disputes to be approximately R$ 35.7 million. This amount is in addition to amounts for land expropriation included in each of our hydroelectric facility budgets.

The Brazilian eLECTRIC Power Industry

General

                  In January 2013, the MME approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 182.4 GW by 2021, of which 64% is projected to be hydroelectric, 14% is projected to be thermoelectric, 2% is projected to be nuclear and 20% is projected to be from alternative energy sources such as wind, biomass and small hydroelectric plants.

Approximately 35% of the installed power generating capacity of Brazil is currently owned by Eletrobras (including its wholly-owned subsidiary Eletronuclear and its 50.0% participation interest in Itaipu). Through its subsidiaries, Eletrobras is also responsible for 52% of the installed transmission capacity equal or above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de São Paulo– CESP, Companhia Energética de Minas Gerais– CEMIG and us, among others.

Principal Regulatory Authorities

Ministry of Mines and Energy – MME

The MME is the primary regulator of the power industry and acts as the Brazilian governmental authority empowered with policymaking, regulatory and supervisory powers.

National Energy Policy Council – CNPE

The National Energy Policy Council (Conselho Nacional de Política Energética - “CNPE”), council created in August 1997, provides advice to the President of the Republic of Brazil regarding the development and creation of a national energy policy. The CNPE is chaired by the MME and is composed of six ministers of the Federal Government and three members chosen by the President of Brazil. The CNPE was created in order to optimize the use of energy resources in Brazil and ensure the national supply of electricity.

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

Energy Research Company – EPE

In August 2004, the Brazilian government created the Energy Research Company (Empresa de Pesquisa Energética - “EPE”), a federal public company responsible for conducting strategic studies and research in energy sector, including the industries of electric power, petroleum, natural gas, coal and renewable energy sources. The studies and research conducted by the EPE subsidize the formulation of energy policy by the MME.

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

•

In 1998, the Power Industry Law was enacted, providing for, among other things, the creation of the ONS and the appointment of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), a development bank wholly owned by the Brazilian government, as the financing agent of the power industry, especially to support new generation projects.

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

•

In 2012, the Brazilian government enacted two Provisional Measures that brought important changes to the Brazilian electricity regulatory framework: (i) Medida Provisória no. 577, dated as of August 29, 2012 (recently converted into Law no. 12,767 dated as of December 27, 2012); and (ii) Medida Provisória no. 579, dated September 11, 2012 (recently converted into the 2013 Concession Renewal Law). Medida Provisória no. 577 established the obligation of the granting authority to render electricity services in the event of termination of an electricity concession, as well as new rules related to the intervention by the granting authority in electricity concessions to ensure adequate performance of utility services. The 2013 Concession Renewal Law established new rules that changed concessionaires’ ability to renew concession contracts. Under this Law, generation and distribution concessionaires may renew their concession contracts that were in effect as of 1995 and transmission concessionaires may renew their concession contracts that were in effect prior to and as of 1995 for an additional period of 30 years, provided that the concessionaires agree to amend the concession contracts to reflect a new tariff regime to be established by ANEEL.

Concessions

The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must participate in a competitive bidding process or must apply to the MME or to ANEEL for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in a specific concession area for a specified period. This period is 35 years for generation concessions granted after 2003, and 30 years for new transmission or distribution concessions. In accordance with the 2013 Concession Renewal Law, generation and distribution concessionaires may renew their concession contracts that were in effect as of 1995 and transmission concessionaires may renew their concession contracts that were in effect prior to and as of 1995 for an additional period of 30 years, provided that the concessionaires agree to amend the concession contracts to reflect certain new terms and conditions established by the law. The 2013 Concession Renewal Law does not impact generation concessions granted after 2003, as they are non-renewable.

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

Intervention by the granting authority. The granting authority may intervene in the concession, through ANEEL, to ensure the adequate performance of services, as well as the full compliance with applicable contractual and regulatory provisions. Once ANEEL determines the intervention, limited to one year, but extendable for additional two years, it must designate a third party to manage the concession. Within 30 days of the determination of the intervention, the granting authority’s representative must commence an administrative proceeding in which the concessionaire is entitled to contest the intervention. The administrative proceeding must be completed within 1 year. The shareholders of the concessionaire under intervention must submit to ANEEL, within 60 days of the determination of the intervention, a recovery and correction plan. If ANEEL approves such plan, the intervention is terminated. In the event ANEEL does not approve the plan, the granting authority may: (i) declare forfeiture of the concession; (ii) determine the spin-off, incorporation, merger or transformation of the concessionaire, incorporation of a subsidiary or assignment of quotas/shares to a third party; (iii) determine the change of control of the concessionaire; (iv) determine a capital increase of the concessionaire; or (v) determine the incorporation of an special purpose company.

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

The New Industry Model Law

The New Industry Model Law introduced material changes to the regulation of the electric energy industry, in order to (i) provide incentives to private and public entities to build and maintain generation capacity, and (ii) ensure the supply of electricity in Brazil at low tariffs through a competitive electricity public bidding process. The key elements of the New Industry Model Law include:

•

Ensuring the existence of two markets: (i) the regulated market, a more stable market in terms of supply of electricity, and (ii) a market specifically addressed to certain participants (i.e., Free Customers and energy-trading companies), called the free market, that permits a certain degree of competition vis-à-vis the regulated market.

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

For concessionaires of existing generation facilities, the 2013 Concession Renewal Law changes the nature of these concession contracts. Previously, a generation concessionaire had the right to sell the energy generated by the facilities subject to its concession for profit. In contrast, generation concessions for existing generation facilities (including those renewed pursuant to the 2013 Concession Renewal Law) will not grant concessionaires the right to sell the energy generated by these facilities. Instead, these concessions will only cover the operation and maintenance of the generation facilities. The energy generated by these facilities will be allocated by the Brazilian federal government in quotas to the regulated market, for purchase by distribution concessionaires. For new generation facilities, the concessionaire will have the right to sell the energy produced by the facility.

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

However, the electricity arising from the following is subject to specific rules different from the rules applicable to the regulated market and to the free market (i) low capacity generation projects located near consumption points (such as certain co-generation plants and small hydroelectric power plants), (ii) plants qualified under the Proinfa Program, an initiative established by the Brazilian government to create incentives for the development of alternative energy sources, such as wind power projects, small hydroelectric power plants and biomass projects, (iii) Itaipu, (iv) Angra 1 and 2 as from 2013 and (v) those generation concession contracts extended or subject to a new bidding process in accordance with the 2013 Concession Renewal Law.

The electricity generated by Itaipu will continue to be sold by Eletrobras to the distribution concessionaires operating in the South, Southeast and Midwest portions of the Interconnected Transmission System. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the real/U.S. dollar exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed below under “Distribution Tariffs”.

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

The estimate of demand from distributors is the principal factor in determining how much electricity the system as a whole will contract. A distributor is obligated to contract all of its projected electricity needs. A deviation in actual demand from projected demand could result in penalties to distributors. In the event of under-contracting, the distributor is penalized directly in an amount that increases as the difference between the amount of energy contracted for and actual demand increases. An under-contracting distributor must also pay to meet its demand by purchasing energy in the spot market.

In the event of over-contracting, where the contracted volume falls between 100% and 105% of actual demand, the distributor is not penalized and the additional costs are compensated for through increases in its customers’ tariffs. Where the contracted volume is over 105% of actual demand, the distributor must sell energy in the spot market. If the contract price proves lower than the current spot market price, the distributor sells its excess energy for a profit. On the other hand, if the contract price is higher than the spot market price, the distributor sells its excess energy at a loss.

With respect to the granting of new concessions, the newly enacted regulations provide that bids for new hydroelectric generation facilities may include, among other things, the minimum percentage of electricity to be supplied in auctions in the regulated market. Concessions for new generation projects, such as Mauá and Colíder, in our case, are non-renewable, meaning that upon expiration, the concessionaire must again complete a competitive bidding process.

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

A consumer that is eligible to choose its supplier may only do so upon the expiration of its contract with the local distributor and with advance notice or, in the case of a contract with no expiration date, upon 15 days’ notice in advance of the date on which the distributor must provide MME with its estimated electricity demand for the year. In the latter case, the contract will only be terminated in the following year. Once a consumer has chosen the free market, it may only return to the regulated system only with five years prior notice to its regional distributor, provided that the distributor may reduce such term at its discretion. This extended period of notice seeks to assure that, if necessary, the distributor can buy additional energy in auctions in the regulated market without imposing extra costs on the captive market.

Private generators may sell electricity directly to Free Costumers. State-owned generators may sell electricity directly to Free Customers but are obligated to do so only through private auctions carried out by the state-owned generators exclusively to Free Customers or by the Free Customers.

Regulation under the New Industry Model Law and further rules enacted

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

These regulations also require electricity distribution companies to contract for 100% of their energy needs primarily through public auctions. In addition to these auctions, distribution companies can purchase limited amounts (up to 10% of their demand) from: (i) generation companies that are connected directly to the distribution company (except for hydroelectric power plants with capacity higher than 30 MW and certain thermoelectric power plants) (ii) electricity generation projects participating in the initial phase of the Proinfa Program, (iii) the Itaipu Power Plant and (iv) quotas from those generation concession contracts extended or subject to a new competitive bidding process in accordance with the 2013 Concession Renewal Law.

The MME establishes the total amount of energy that will be contracted in the regulated market,  the number and the type of generation projects that will be auctioned each year.

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

Auctions in the Regulated Market

Electricity auctions for new generation projects are held (i) in the fifth year before the initial delivery date of electricity (as “A-5 Auctions”), and (ii) in the third year before the commencement of commercial operation (“A-3 Auctions”). Existing power generators hold auctions (i) in the year before the initial delivery date (“A-1 Auctions”), and (ii) up to four months before the delivery date (“Adjustment Auctions”).

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

Since 2004, CCEE has conducted fifteen auctions for new generation projects, ten auctions for energy from existing power generation facilities, four auctions for reserve energy in order to increase energy supply security and fifteen auctions for market adjustments. No later than August 1 of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the five subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and determines which generation companies will participate in the auction. The auction is carried out electronically in two phases.

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

Also after completion of the auction, the generation concessionaire and the CCEE execute the Contrato de Energia de Reserva, in which the parties establish the price and amount of the energy contracted for in the auction. The distributors, Free Customers and self-producing customers then execute the Contrato de Uso da Energia de Reserva (“CONUER”) with CCEE, in order to provide for the terms of the use of the reserve energy. The reserve energy customers grant financial guarantees to CCEE to secure their payment obligations under CONUER.

The Annual Reference Value

Brazilian regulation establishes a mechanism (“Annual Reference Value”) that limits the costs that can be passed through to Final Customers. The Annual Reference Value corresponds to the weighted average of the electricity prices in the A-5 and A-3 Auctions (excluding alternative energy auctions), calculated for all distribution companies.

The regulation establishes the following permanent limitations on the ability of distribution companies to pass-through costs to customers: (i) no pass-through of costs for electricity purchases that exceed 105% of actual demand; (ii) limited pass-through of costs of the acquisition of electricity in the A-3 Auctions, if the amount of purchased energy exceeds 2% of the amount of electricity contracted in the A-5 Auctions; (iii) if the volume contracted from existing generation projects decreases by over 4%, new contracts from new generation projects are afforded limited pass-through.

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

Parcel A costs include, among others, the following:

•            costs of electricity purchased by the concessionaire to attend captive customers, in accordance to the regulatory model in force

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

The X factor for each distribution company is calculated based on the following components:

•               P, based on the concessionaire’s productivity, which is measured in terms of increases in assets (kms of power grid), total volume of energy sold, and the number of Final Customers to which energy is sold;

•               T, based on the trajectory of the concessionaire’s operating costs, measured as the difference between the cost benchmarks established by ANEEL and the concessionaire’s actual operating costs; and

•               Q, based on quality target indicators that measure the interruption of energy supply to Final Customers.

In addition, a distribution concessionaire is entitled to an extraordinary tariff review (revisão extraordinária) on a case-by-case basis, to ensure its financial stability and compensate it for unpredictable costs, including taxes, which significantly change its cost structure. Extraordinary tariff adjustments were granted (i) in June 1999 to compensate for increased costs of electricity purchased from Itaipu as a result of the devaluation of the real  against the dollar, (ii) in 2000 to compensate for the increase in Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social - COFINS) from 2% to 3%, (iii) in December 2001 to compensate for losses caused by the Rationing Program and (iv) in January 2013, due to the enactment of 2013 Concession Renewal Law.

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

Energy Sector Regulatory Charges

State and Municipal ICMS Compensation

From January 1, 2010 to December 31, 2012, distributors were required to pay a levy in the amount of 0.3% of their annual operating revenues, which were transferred to certain states and municipalities in compensation with losses in tax revenues that these states and municipalities suffered when they became connected to the Interconnected Transmission System, due to the fact that they no longer receive energy from locally-generated sources. These funds must be used by the states and municipalities to provide increased access to electricity, to finance social and environmental projects, and to conduct research and development and support energy efficiency initiatives.

EER

The Encargo de Energia de Reserva (“EER”) is a regulatory charge designed to raise funds for energy reserves that have been contracted through CCEE. These energy reserves, which are mandatory, were created in order to attempt to ensure a sufficient supply of energy in the Interconnected Transmission System. The EER shall be collected from Final Customers of the Interconnected Transmission System. Beginning in 2010, this charge has been collected on a monthly basis.

RGR Fund

In certain circumstances, electric energy companies are compensated for certain assets used in connection with a concession if the concession is revoked or is not renewed. In 1971, the Brazilian Congress created a reserve fund designed to provide these compensatory payments (“RGR Fund”). In February 1999, ANEEL established a fee requiring public-industry electric companies to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, not to exceed 3% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and the RGR Fund has been used principally to finance generation and distribution projects.

According to 2013 Concession Renewal Law, as from January 01, 2013, the concession contracts from concessionaires of (i) distribution; (ii) transmission which competitive bidding process occurred after September 12, 2012; and (iii) transmission and generation which had their concession contract renewed or had their underlying facilities subject to a new competitive bidding process are no longer obliged to pay the annual RGR fee.

UBP

Independent Power Producers – IPPs reliant on hydrological resources (except small hydroelectric power plants) are required to make contributions for using a public asset, Uso de Bem Público (“UBP”) according to the rules of the corresponding public bidding process for the granting of concessions. Eletrobras receives the UBP payments in a specific account.

CCC

The Conta de Consumo de Combustível (CCC) was created in 1973 to generate financial reserves to cover fossil fuel costs in order to reduce tariffs to be paid by customers supplied by thermoelectric power plants. This regulatory charge has been extinguished in January 2013.

CDE

In 2002, the Brazilian government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE Account”). The CDE Account is funded by (i) annual payments made by concessionaires for the use of public assets, (ii) penalties and fines imposed by ANEEL, (iii) the annual fees paid by agents offering electric energy to Final Customers, by means of an additional charge added to the tariffs for the use of the transmission and distribution systems and (iv) the credits held by the federal government against Itaípu. The CDE Account was created, amongst others, to promote the availability of electric energy services to all of Brazil and the competitiveness of the energy produced by alternative sources. The CDE will be in effect until 2027 and is regulated by the executive branch and managed by Eletrobras. This charge has been substantially reduced by the 2013 Concession Renewal Law (approximately 75% compared to its December 31, 2011 amount) in order to reduce the cost of electricity paid by Final Customers, among others.

Itaipu Transmission Fee

The Itaipu Hydroelectric Plant has an exclusive transmission grid and is not part of the Interconnected Transmission System. Companies that are entitled to receive electricity from Itaipu pay a transmission fee in an amount equal to their proportional share of the Itaipu generated electricity.

Use of Water Resources Tax

Holders of concessions and authorizations that allow for the exploitation of water resources must pay a total tax of 6.75% of the value of the energy they generate, which for purposes of this calculation is based on a rate set by ANEEL. Beginning on January 1, 2013, ANEEL set this rate at R$ 75.45/MWh. The proceeds of this tax are shared among the states and municipalities where the plant or the plant’s reservoir is located, as well as with certain federal agencies.

ANEEL Inspection Fee (TFSEE)

The ANEEL Inspection Fee is an annual fee due by the holders of concessions, permissions or authorizations equal to an ANEEL determined percentage of their revenues. The ANEEL Inspection Fee requires these holders to pay up to 0.5% of their annual revenue to ANEEL in 12 monthly installments.

Default on the Payment of Regulatory Charges

The failure to pay required contributions to the RGR Fund, Proinfa Program, CDE Account, or make certain payments, such as those due from the purchase of electric energy in the regulated market or from Itaipu, will prevent the defaulting party from receiving readjustments or reviews of their tariffs (except for an extraordinary review) and will also prevent the defaulting party from receiving funds from the RGR Fund or CDE Account. We comply with payment obligations related to Regulatory Charges.

Energy Reallocation Mechanism

The Energy Reallocation Mechanism, or Mecanismo de Realocação de Energia (“MRE”) attempts to mitigate the risks borne by hydroelectric generators due to variations in river flows (hydrological risk).

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

Each hydroelectric plant which has its concession contract renewed in accordance to 2013 Concession Renewal Law will no longer participate in the MRE , and the hydrological risk from those plants will be borne by the distribution concessionaires under the National Interconnected Power Grid. This risk does not impact our distribution business, since we are allowed to increase the tariffs of our distribution customers to compensate any costs arising from this hydrological risk.

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

•           40% to the Ministry of Sciences and Technology, to be invested in national research and development projects; and

•           20% to the MME, to defray EPE.

Environmental Regulations

The Brazilian Federal Constitution includes environmental matters among the matters that are subject to concurrent legislative competence, meaning that the Brazilian federal government enacts general rules, which are supplemented by rules passed by states; municipalities, in turn, enact local rules or supplement federal and/or state legislation.

A violator of an environmental law may be subject to administrative and criminal sanctions and, in case environmental damage occurs, will have an obligation to repair or provide compensation to the affected party. Administrative sanctions may include substantial fines and suspension of activities, while criminal sanctions may include fines and, for individuals, including for directors and employees of companies that commit environmental crimes, possible imprisonment.

Our energy generation, distribution and transmission facilities are subject to environmental licensing procedures, which may include the preparation of environmental impact assessments before such facilities are constructed. Once the respective environmental licenses are obtained, their maintenance is still subject to the compliance with certain requirements. We were one of the first energy concessionaires in Brazil to provide an environmental impact assessment and report in connection with the construction of a power plant (Segredo Power Plant, 1987). Also, the Salto Caxias Power Plant (1995-1999) was constructed in accordance with one of the most comprehensive environmental impact mitigation programs ever implemented in Brazil.

The Federal Environmental Crimes Act, which took effect in 1998, establishes a general framework of liability for environmental crimes. Federal laws and statutes have established the National System for Management of Water Resources and the National Council of Water Resources to address the major environmental issues facing the hydroelectric sector and users of water resources. In 2000, the Brazilian government created an independent agency, the National Water Agency, to regulate and supervise the use of water resources.

The Brazilian Forestry Code and related regulations establish rules regarding the maintenance and acquisition of areas affected by hydroelectric plant reservoirs. These regulations may result in increased maintenance, reforestation and expropriation costs to energy industry concessionaires. We have been developing conservation actions in our power plants, as established in the Forestry Code, since their construction. In addition, Paraná State law requires a mandatory environmental audit of companies whose activities may impact the environment within the state.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The information derived from our consolidated statement of income for the years ended December 31, 2012, 2011 and 2010 has been prepared in accordance with IFRS as issued by the IASB. For more information see “Presentation of Financial and Other Information” and Note 2 to our consolidated financial statements for the year ended December 31, 2012.

Overview

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003 and an economic recovery that led to consistent growth from 2004 to 2009, when the Brazilian GDP decreased due to the global financial crisis. Since then, the Brazilian GDP growth has fluctuated, from 7.5% growth in 2010, to, 2.7% in 2011 and 0.9% in 2012.

The following table shows selected economic data for the periods indicated:

	Year ended December 31,
	2012	2011	2010
Inflation (IGP-DI)	8.10%	5.0%	11.3%
Appreciation (depreciation) of the real vs. U.S. dollar	(8.21)%	(11.17)%	4.5%
Period-end exchange rate – US$1.00(1)	2.0435	1.8758	1.6662
Average exchange rate – US$1.00	1.9588	1.6709	1.7589
Change in real GDP	0.9%	2.7%	7.5%
Average interbank interest rates(2)	8.24%	11.70%	9.9%

(1)     The real/U.S. dollar exchange rate at March 31, 2013 was R$ 2.0138 per US$ 1.00.

(2)     Calculated in accordance with Central Clearing and Custody House, or Central de Custódia e Liquidação Financeira de Títulos (“CETIP”), methodology (based on nominal rates).

Sources: FGV ‒ Fundação Getúlio Vargas, the Brazilian Central Bank, the Brazilian Geography and Statistics Institute IBGE and CETIP.

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

Our distribution business purchases enough energy to meet 100% of the demand we forecast for our Final Customers in auctions at unregulated prices in the regulated market. Our distribution business re-sells that energy to Final Customers at regulated tariffs that take into consideration the price at which the energy was purchased. If our forecasts fall short of the actual electricity demand of our Final Customers, we may be forced to make up for the shortfall by entering into short-term agreements to purchase electricity in the spot market. If our forecasts exceed the actual demand of our Final Customers, our distribution business sells the excess energy in the Spot Market. Except for possible future effects brought by the 2013 Concession Renewal Law, the margins in our distribution business tend to be relatively stable due to the regulated nature of the distribution business, while the margins in our generation business are typically larger but less stable, since they are substantially market regulated.

Sales to Final Customers (which include sales by our distribution business to captive customers and sales by our generation business to Free Customers) represented approximately 54.0% of the volume of electricity we made available in 2012, and accounted for 69.9% of our energy sales revenues. Almost all of such sales were to captive customers. For more information, see “Item 4. Information on the Company - The Brazilian Electric Power Industry - Distribution Tariffs”. In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery of these costs is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

ANEEL modifies our Retail Tariffs annually, generally in June. Since January 2010, the adjustments have been as follows.

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

•	In June 2012, ANEEL approved the third periodic review of our Retail Tariffs and the average impact of this review in the tariffs we charge our customers was a decrease of 0.65%.
•

In January 2013, due to the enactment of 2013 Concession Renewal Law, we were subject to an extraordinary revision that has been approved by ANEEL. The average impact of this extraordinary review in the tariffs we charge our customers was a decrease of 19.28%. We expect that this will cause a reduction of approximately 14.4% in our distribution revenues.

Purchase and Resale of Energy

Our distribution business purchases energy from generation companies and resells this energy to Final Customers at regulated rates. For more information, see “Item 4. Information on the Company -Business - Generation” and “Item 4. Information on the Company - Business - Purchases”. Our major long-term contracts or purchase obligations are described below.

•

We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2012, our electricity purchases from Itaipu amounted to R$ 503.3 million.

•

Our distribution business is required to purchase a large portion of its energy needs from the regulated market. For more information, see “Item 4. Information on the Company - The Company -Distribution - Auctions in the Regulated Market”.

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

Impact of the CRC Account

One of our most significant assets consists of the obligations of the State of Paraná under an agreement that was last amended in January 2005. These obligations derive from amounts we were entitled to recover under a prior regulatory regime, and as a result they are referred to as the recoverable rate deficit account or “CRC Account” (Conta de Resultados a Compensar). As of December 31, 2012, the outstanding balance of the CRC Account was R$ 1,384.3 million. The balance is adjusted for IGP-DI, bears interest at 6.65%, and is payable in monthly installments until April 2025. If the State of Paraná fails to make payments on a timely basis, we may apply dividends we owe to the State of Paraná in its capacity as our shareholder against amounts it owes us under the CRC Account agreement. For additional information, see Note 8 to our consolidated financial statements.

Special Obligations

The contributions received from the federal government and our customers exclusively for investment in our distribution network are named as special obligations. We record the amount of these contributions on our statement of financial position as a reduction of our intangible and financial assets, under the caption “special obligations”, and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions is offset against intangible and financial assets. The amount we recorded as special obligations as of December 31, 2012 was R$ 192.7 million as a reduction of intangible assets and R$ 1,912.0 million as a reduction of financial assets.

Critical Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters as referred to in Note 2.4 to our consolidated financial statements. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. We have discussed in “Overview” above certain accounting policies relating to regulatory matters. In the discussion below, we have identified several other matters for which our financial information would be materially affected if either (i) we reasonably used different estimates or (ii) in the future we change our estimates in response to changes that are reasonably likely to occur.

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

Property, Plant and Equipment

We have adopted the deemed cost methodology to determine the fair value of Copel Geração e Transmissão’s property, plant and equipment, specifically for the generation business as of the date of transition of our financial statements to IFRS (January 1, 2009). These assets are depreciated according to the linear method based on annual rates set forth and reviewed periodically by ANEEL, which are used and accepted by the market as representative of the economic useful life of the assets related to concession’s infrastructure, limited to the term of said concession, when applicable. The estimated useful life, the residual amounts, and depreciation are reviewed as of the reporting date, and the effect of any changes in estimates is recorded prospectively.

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

IFRIC 12 establishes that electric energy utilities should record and measure revenues according to IAS 11 - Construction Contracts and IAS 18 - Revenues, even when governed by a single concession agreement. When we make investments in the infrastructure used in the power transmission and distribution services we perform pursuant to our concession agreements, we capitalize these investments as intangible assets and financial assets, and we recognize construction revenue and construction costs in connection with these investments. Intangible assets represent the right to access and to operate infrastructure that is provided to us or that we build or acquire as part of the concession agreement. The value of intangible assets is determined based on construction fair value, reduced by the corresponding estimated financial assets, described in greater detail below, and by any accumulated amortization and impairment losses, when applicable. The amortization pattern for intangible assets reflects our estimate of our future economic benefits from these assets, limited to the term of the concession. These intangible assets are amortized according to the lesser of (i) the remaining useful life of the asset or; (ii) the time remaining until the end of the concession term.

We calculate the value of financial assets related to our distribution business based on our distribution concession arrangements. These financial assets represent our understanding of our unconditional right to receive cash payments upon expiration of the concession from the grantor, as set forth in our concession agreements. These cash payments are designed to compensate us for the investments we make in infrastructure and that are not recovered through the collection of tariffs from users.

Financial assets related to our distribution business do not have determinable cash flows, since we operate under the assumption that the value of the cash payments we will receive from the grantor upon expiration of a concession will be based on the replacement cost of the concession assets. Since these financial assets do not fit into any other category of financial assets under IFRS, they are classified as “available for sale”. The cash flows related to these assets are determined taking into account the replacement cost of PPE, which is known as the Regulatory Compensation Basis (Base de Remuneração Regulatória or BRR), and is defined by ANEEL. The return on these financial assets is based on the regulatory weighted average cost of capital approved by ANEEL in the periodic rate review process carried out every four years.

We calculate the value of the financial assets related to our transmission business based on: (i) revenues from tariffs based on the construction of transmission infrastructure for use by system users; (ii) revenues from tariffs based on the operation and maintenance of infrastructure assets related to our concessions; and (iii) the financial return on these assets that is guaranteed by ANEEL and that is not otherwise recovered through tariffs by the end of the concession term. Because the aggregate transmission tariffs we collect are calculated entirely based on the infrastructure assets that we make available to system users as a whole, they are not subject to demand risk, and are therefore considered guaranteed revenues. These revenues, which are calculated considering the entire term of the transmission concession, are known as Annual Permitted Revenues (Receita Anual Permitida or RAP). Users of this infrastructure are billed on a monthly basis for these amounts, pursuant to reports issued by the National System Operator (ONS). Upon expiration of the concession, the grantor is required to pay any uncollected amounts related to the construction, operation, and maintenance of infrastructure, as compensation for investments made and not recovered through tariffs. Because these financial assets do not have an active market and do not have present fixed and ascertainable cash flows, they are classified as “loans and receivables”. These financial assets are initially estimated based on their fair values, and are later measured according to the amortized cost calculated under the effective interest rate method.

As described above, we booked financial assets in connection with these transmission concessions. However, we renewed certain transmission concessions pursuant to the 2013 Concession Renewal Law, which required that we accept certain amendments to these concession contracts. See “Item 4. Information on the Company – Concessions.” One of the effects of these amendments is that we no longer book financial assets for concessions renewed pursuant to the 2013 Concession Renewal Law, because the scope of the concession has been narrowed to cover only maintenance and operation of the transmission facilities. As a result, the financial assets we had previously recognized for concessions that were renewed pursuant to the 2013 Concession Renewal Law were converted into accounts receivable, since the Granting Authority has an obligation to pay these amounts. However, there is some uncertainty regarding the payment by the Granting Authority of amounts related to financial assets that were constituted before May 2000. We estimate that we will receive R$160.2 million related to financial assets that were constituted before May 2000, and we included this amount in our accounts receivable, in addition to the agreed R$893.9 million related to financial assets constituted after May 2000.

Generation concessions are deemed outside the scope of IFRIC 12 and are accounted for under other applicable IFRS.

In addition to our financial assets and intangible assets, under IFRS we also recognize construction revenues and construction costs for construction activities we perform in connection with our distribution and transmission concessions. Our distribution business outsources power distribution infrastructure construction. As a result, under IFRS we recognize construction costs and revenues in roughly the same amounts. In contrast, since our transmission business performs much of our transmission infrastructure construction, we recognize construction revenue in amounts that exceed construction costs. The resulting margin for our transmission business’ construction revenue was 1.65% in both 2012 and 2011, and is calculated based on a methodology that takes into account business risk.

The determination of the amortization term of our intangible assets and the fair value of our financial assets in connection with our concession contracts is subject to assumptions and estimates, and the use of different assumptions could affect the amounts we recognize. The estimated useful lives of the underlying assets, as well as the rate of return of the financial assets also require significant assumptions and estimates. Different assumptions and estimates and changes in future circumstances could have a significant impact on our results of operations. Additional information on the accounting for intangible and financial assets arising from concession agreements is contained in Notes 3.10 and 3.5 to our consolidated financial statements.

Revenue Recognition

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

Impairment of Long-Lived Assets

Long-lived assets, primarily property, plants and equipment and intangible assets, comprise a significant amount of our total assets. We evaluate our long-lived assets and make judgments and estimates concerning the carrying value of these assets, including the amounts to be capitalized, the depreciation/ amortization rates and useful lives of these long-lived assets. The carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about the demand for our products and services, future market conditions and regulatory developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period.

Electric Energy Trading Chamber – CCEE

For accounting purposes, we recognize costs and revenues related to purchases and sales of energy in the spot market based on our internal estimates, which are reviewed by the CCEE.

We claimed a credit based on energy purchased from Itaipu during the energy rationing period that occurred in 2001, when there was a significant difference between the purchase price of Itaipu energy and energy sold at a loss in the spot market. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2012, we had provisions of R$ 38.3 million to cover probable losses related to these other lawsuits.

Provision for Risks (Labor, Civil, Tax and Environmental Claims)

Our subsidiaries and we are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and environmental claims.

We account for risks based on the determination that it is more likely than not that a future event will confirm that an asset has been impaired or a liability has been incurred at the reporting date, and the amount of loss can be reasonably estimated. By their nature, risks will only be resolved when a future event or events occur or fail to occur; typically such events will occur a number of years in the future. The evaluation of these risks is performed by our internal and external legal counsel. Accounting for risks requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to risks could change as new developments occur or more information becomes available. The outcome of the risks could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. The provision for contingencies as of December 31, 2012 amounted to R$ 1,155.7 million, of which R$ 294.5 million was related to tax proceedings, R$ 576.4 million was related to civil claims, R$ 155.0 million was related to labor claims, R$ 78.7 million was related to employee benefits and R$ 50.9 million was related to regulatory proceedings and R$ 0.2 million was related to environmental claims.

As of December 31, 2012, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims that cannot be evaluated in the current stage of proceedings, classified as possible losses, was approximately R$ 2,356.3 million, of which R$ 257.4 million correspond to labor claims; R$ 41.4 million to employee benefits; R$ 19.2 million to regulatory claims; R$ 810.8 million to civil claims; and R$ 1,227.5 million to tax claims. For more information, see Note 28 to the consolidated financial statements.

Employee Retirement and Health Benefits

We sponsor a (i) defined-benefit pension plan and a (ii) defined-contribution pension plan covering substantially all of our employees. We have also established a health care plan for current and retired employees. We determine our obligations for these plans based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, rates of inflation, mortality rates and future employment levels. These assumptions directly affect our post employment benefits liability.

In 2012, we recorded expenses in the amount of R$ 182.9 million for our pension and health care plans. We estimate that we will incur expenses in the amount of R$ 69.3 million in 2013 (according to actuarial calculations), plus the monthly costs of these plans.

Deferred Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing rates. We regularly review our deferred tax assets for recoverability and derecognize its allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to derecognize all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. The taxes balances subject to the federal taxing department inspection are those constituted over the last five years.

Analysis of Electricity Sales and Cost of Electricity Purchased

The following table sets forth the volume and average rate components of electricity sales and purchases for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
Electricity Sales
Sales to Final Customers
Average price (R$/MWh):(1)
Industrial customers(2)	170.81	170.41	159.24
Residential customers	245.86	250.25	233.78
Commercial customers	225.01	217.78	202.68
Rural customers	155.29	154.29	143.04
Other customers(3)	172.84	167.83	156.07
All customers(2)	200.81	199.83	186.09
Volume (GWh):
Industrial customers(2)	8,799	8,377	8,146
Residential customers	6,559	6,224	5,925
Commercial customers	5,058	4,778	4,466
Rural customers	2,025	1,872	1,774
Other customers(3)	2,211	2,122	2,048
All customers(2)	24,652	23,373	22,359
Total revenues from sales to Final Customers (millions of R$)	4,950	4,671	4,160.8
Sales to distributors(4)
Average price (R$/MWh)(1)	102.07	88.13	81.64
Volume (GWh)(5)	15,910	16,339	15,777
Total revenues (millions of R$)	1,624.0	1,439.8	1,288.0
Electricity Purchases
Purchases from Itaipu
Average cost (R$/MWh)(6)	95.76	87.09	88.26
Volume (GWh)	5,256	5,278	5,306
Percentage of total Itaipu production purchased	5.9	6.3	6.2
Total cost (millions of R$)(7)	503.3	459.6	468.3
Purchases from others(4)
Average cost (R$/MWh)	131.46	86.09	83.50
Volume (GWh)(5)	17,529	19,664	18,011
Total cost (millions of R$)(7)	2,304.4	1,692.9	1,504.0

(1)	Average prices or costs have been computed by dividing (i) the corresponding revenues or expenses by (ii) MWh of electricity sold or purchased.
(2)	Includes Free Customers outside Paraná.
(3)	Includes public services such as street lighting, as well as supply of electricity to government agencies, and our own consumption.
(4)	Energy traded between Copel’s subsidiaries not included.
(5)	Energy Reallocation Mechanism not included.
(6)	Our purchases of electricity generated by Itaipu are stated inreaisand paid for on the basis of a capacity charge expressed in U.S. dollars per kW plus a “wheeling” (or transportation) charge expressed inreaisper kWh.
(7)	See “Item 4. Information on the Company - Business - Generation” and “Item 4. Information on the Company - Business Purchases” for an explanation of our expenses relating to electricity purchases.

Results of Operations for the Years Ended December 31, 2012, 2011 and 2010

The following table summarizes our results of operations for the years ended December 31, 2012, 2011 and 2010.

Our financial statements present our operating costs of sales and services provided by function. However, in accordance with IFRS, Note 31 to the consolidated financial statements presents this information according to the nature of the operating cost or expense. For ease of understanding, the analysis below reflects the information presented by nature.

	Year ended December 31,
	2012	2011	2010
	(R$ million)
Operating Revenues:
Electricity sales to Final Customers	2,625.5	2,330.8	2,213.4
Residential	782.3	771.7	723.5
Industrial	926.6	757.3	730.5
Commercial, services and other activities	573.8	498.9	467.7
Rural	149.0	134.1	126.9
Other classes	193.8	168.8	164.8
Electricity sales to distributors	1,623.5	1,439.8	1,288.0
Use of main distribution and transmission grid	2,831.1	2,762.4	2,272.4
Residential	830.3	785.9	661.7
Industrial	576.4	670.2	566.6
Commercial, services and other activities	564.3	541.6	437.5
Rural	165.6	154.7	126.9
Other classes	188.0	187.5	154.8
Other distribution and transmission revenue	506.5	422.5	325.0
Construction revenues	788.3	741.7	663.5
Revenues from telecommunications	125.6	117.1	97.9
Distribution of piped gas	325.0	273.9	237.3
Other operating revenues	213.3	110.4	128.6
	8,532.2	7,776.1	6,901.1
Cost of sales and services provided:
Electricity purchased for resale	(2,807.7)	(2,152.5)	(1,972.3)
Use of main distribution and transmission grid	(772.4)	(632.5)	(592.7)
Personnel and management	(1,246.6)	(982.7)	(811.5)
Pension and healthcare plans	(182.9)	(150.9)	(124.2)
Material and supplies	(69.8)	(85.6)	(84.1)
Materials and supplies for power eletricity	(25.5)	(25.0)	(23.0)
Natural gas and supplies for gas business	(247.8)	(186.9)	(144.6)
Third-party services	(410.1)	(391.4)	(350.9)
Depreciation and amortization	(550.6)	(553.1)	(543.0)
Accruals and provisions	(218.8)	(289.7)	(362.8)
Construction cost	(771.9)	(731.4)	(662.9)
Other costs and expenses	(238.7)	(290.9)	(296.1)
	(7,542.7)	(6,472.6)	(5,968.1)
Equity in earnings of subsidiaries	11.0	55.7	99.3
Financial results	(27.8)	224.8	348.4
Profit before income tax and social contribution	972.7	1,583.9	1,380.7
Income tax and social contribution on profit	(246.2)	(407.1)	(370.5)
Net income for the year	726.5	1,176.9	1,010.3
Net income attributable to controlling shareholders	700.7	1,157.7	987.8
Net income attributable to non-controlling interest	25.8	19.1	22.5
Other comprehensive income	(4.8)	0.9	2.0
Comprehensive income	721.7	1,177.7	1,012.3
Comprehensive income attributable to controlling shareholders	695.3	1,158.6	989.8
Comprehensive income attributable to non-controlling interest	26.5	19.1	22.5

Results of Operations for 2012 Compared with 2011

Operating Revenues

Our operating revenues increased by 9.7%, or R$ 756.1 million, in 2012 compared to 2011 R$ 294.7 million of this increase was from an increase in electricity sales to Final Customers, R$ 183.7 million was from an increase in electricity sales to distributors, R$ 68.7 million from an increase in charges for the use of our main transmission grid and R$ 46.6 million was from an increase in construction revenues.

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 12.6%, or R$ 294.7 million, in 2012, due to a slight increase in the average tariff paid by Final Customers and an increase in the volume of energy sold to most classes of Final Customers.  In addition, the annual tariff revision issued by ANEEL in June 2012 increased the percentage of revenues we book as electricity sales, compared to the percentage we book as charges for use of the distribution grid.  As a result of this adjustment, we recorded more of the revenue we receive from each customer as electricity sales to Final Customers, and less of this revenue as charges for use of the distribution grid, when compared to 2011. The average tariff paid by Final Customers increased by 0.5% compared to 2011. The average tariff rates for the residential class of Final Customers decreased 1.8% and industrial, commercial and rural classes of Final Customers increased by 0.2%, 3.3% and 0.7%, respectively. The variation in average price increases between different classes of customers reflects the fact that the tariffs established by ANEEL in 2012 and 2011 varied depending upon the voltage level received.

The increase in the volume of energy sold to Final Customers in 2012 compared with 2011 reflected an increase in the number of Final Customers in each category except for rural customers.

•

The volume of electricity sold to residential customers increased by 5.4% in 2012 compared to 2011. Of this increase, 3.5 percentage points was due to an increased number of customers and 1.9 percentage points was due to an increased average consumption per residential customer. This increase was principally the result of (i) above average temperatures, especially in the last quarter of 2012, which led to increased energy consumption, and (ii) sales of energy consuming products as a consequence of a greater availability of consumer credit.

•

The volume of electricity sold to industrial customers, including both captive customers and Free Customers, decreased by 0.8% in 2012 compared with 2011. This decrease was principally the result of a general decline in industrial production in the State of Paraná, and the migration of large customers to the free market.

•

The volume of electricity sold to commercial customers increased by 5.9% in 2012 compared with 2011. Of this increase, 3.4 percentage points was due to an increase in average consumption per commercial customer and 2.5 percentage points was due to an increased number of commercial customers and a general increase in retail sales in the concession area.

•

The volume of electricity sold to rural customers increased 8.2% in 2012 compared to 2011. Average consumption per rural customer increased by 8.8% in 2012 compared to 2011, offsetting a decrease of 0.6% in the number of rural customers during the same period. The increase in average consumption was mainly due to the strong performance of agriculture and cattle industries the State of Paraná in 2012.

Electricity Sales to Distributors. Our revenues from electricity sales to distributors increased by 12.8%, or R$ 183.7 million, to R$ 1,623.5 million in 2012 compared with R$ 1,439.8 million in 2011. This increase was mainly caused by increased prices (i) under power purchase agreements, both in auctions in the regulated market and through agreements with Free Customers and (ii) in the spot market. Our generation business sells energy under power purchase agreements at unregulated market prices that are subject to automatic inflation adjustments, which resulted in price increases in 2012 compared to 2011. Our generation business also sells energy in the spot market, where prices were higher in 2012 principally because a larger share of energy sold in the spot market was produced by thermoelectric sources due to less favorable hydrological conditions. Thermoelectric energy is more expensive to produce due to fuel costs.

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid increased by 2.5% or R$ 68.7 million, to R$ 2,831.1 million in 2012 compared with R$ 2,762.4 million in 2011. This increase was principally due to: (i) market growth, (ii) an upward tariff adjustment of 3.0% applied to our distribution business on June 24, 2011, which was partially offset by a periodic downward tariff revision of 0.7% on June 24, 2012, and (iii) an increase of 31.5% in interest income from financial assets related to our transmission business, from R$ 229.3 million in 2011 to R$ 301.5 million in 2012. The overall increase in revenues from the use of the main transmission and distribution grid was also partially offset by the annual tariff revision issued by ANEEL in June 2012, which decreased the percentage of revenues we book as charges for use of the distribution grid, compared to the percentage of revenues that we book as electricity sales.  As a result of this adjustment, we recorded less of the revenue we receive from Final Customers as charges for use of the distribution grid, and more of this revenue as electricity sales to Final Customers, when compared to 2011.

Construction revenues. Our revenues from constructions increased by 6.3% or R$ 46.6 million in 2012 compared with 2011. This increase was mainly due an increase in improvements we made to our distribution and transmission infrastructure in 2012, compared with 2011.

Revenues from Telecommunications. Revenues from our telecommunications segment increased by 7.3% or R$ 8.5 million in 2012, primarily due to an increased number of customers, to 3,141 in 2012 from 1,442 in 2011. The majority of these new clients were retail clients, which generate less revenue on average than corporate clients.

Distribution of Piped Gas. Revenues from distribution of piped gas increased by 18.7%, or R$ 51.1 million, in 2012 compared to 2011, mainly due to two upward tariff adjustments: 4.5% in March 2012 and 8.0% in August 2012.

Other Operating Revenues. Other operating revenues increased by 93.2% or R$ 102.9 million, to R$ 213.3 million in 2012 compared with R$ 110.4 million in 2011, mainly attributable to higher rental income from UEG Araucária. In contrast to 2011, the UEG Araucária thermal plant generated energy in 2012, which results in additional revenue under the rental contract.

Cost of sales and services provided

Our total operating costs of sales and services provided increased by 16.5% or R$ 1,070.1 million, from R$ 6,472.6 million in 2011 to R$ 7,542.7 million in 2012, including amounts recognized as other operating expenses. The following were the principal factors in the increase of our operating costs of sales and services provided:

•

Electricity Purchased for Resale. Our costs for the energy we purchased for resale increased by 30.4%, or R$ 655.2 million, to R$ 2,807.7 million in 2012 compared with R$ 2,152.5 million in 2011. This increase was mainly due to higher acquisition costs from auctions in the regulated market, where a larger share of energy sold was produced by thermoelectric sources due to less favorable hydrological conditions. Thermoelectric energy is more expensive to produce due to fuel costs.

•

Use of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid increased by 22.1%, or R$ 139.9 million, to R$ 772.4 million in 2012 compared with R$ 632.5 million in 2011, mainly due to the operation of new assets in the electricity system and the higher incidence of charges imposed by ANEEL. This was partially offset by large customers that connected directly to the Interconnected Transmission System in 2012, for which we no longer incurred these expenses.

•

Personnel and Management. Personnel and management expenses increased by 26.9%, or R$ 263.9 million, to R$ 1,246.6 million in 2012 compared with R$ 982.7 million in 2011, mainly due to: (i) a 1.6% increase in our number of employees; (ii) wage increases of 7.4% and 5.6% applied in October 2011 and October 2012, respectively; (iii) expenses of R$ 168.8 million in 2012, compared to R$ 64.4 million in 2011, in connection with the PSDV voluntary retirement program; and (iv) a general review of career structures and compensation, which began in June 2011 and resulted in changes to our compensation policies to make these policies more aligned to the market.

•

Pension and Healthcare Plans. Pension and Healthcare expenses increased 21.2%, or R$ 32.0 million, to R$ 182.9 million in 2012, compared to R$ 150.9 million in 2011. This line item reflects the accrual of liabilities pursuant to the actuarial report on our healthcare plan.

•

Materials and supplies. Materials and supplies expenses decreased by 18.5%, or R$ 15.8 million, to R$ 69.8 million in 2012 compared with R$ 85.6 million in 2011, substantially due to a decrease in the volume of electric power system materials that we acquired in 2012.

•

Material and Supplies for Power Eletricity. These expenses increased 2.0%, or R$ 0.5 million, to R$ 25.5 million in 2012, compared to R$ 25.0 million in 2011. This increase was mainly due to an increase in the unit cost of mineral coal purchased for the Figueira Thermoelectric Plant.

•

Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases increased by 32.6%, or R$ 60.9 million, to R$ 247.8 million in 2012 compared with R$ 186.9 million in 2011. This increase was caused by an increase in the purchase price of natural gas acquired by Compagas from third-party suppliers. The increase of the purchase price of natural gas was mainly attributable to the effects of the recent devaluation of the Brazilian Real and an increase in the market price of oil, which influences the price of gas.

•

Third-Party Services. Third-party services expenses increased 4.8%, or R$ 18.7 million, to R$ 410.1 million in 2012 compared with R$ 391.4 million in 2011, mainly due to contractual readjustments with third-party service providers and increased costs related to the expansion of services such as power system and facility maintenance, meter reading and bill delivery.

•

Accruals and Provisions. Accruals and provisions expenses decreased by 24.5% or R$ 70.9 million in 2012, from R$ 289.7 million in 2011 to R$ 218.8 million in 2012. In 2012, our accruals and provisions expenses were mainly related to litigation provisions, including a provision of R$ 54.5 million in connection with a lawsuit by Tradener Ltda.

•

Construction Cost. Construction costs increased 5.5%, or R$ 40.5 million, to R$ 771.9 million in 2012 from R$ 731.4 million in 2011. This increase reflects costs we incurred in connection with improvements we made to our distribution and transmission infrastructure in 2012.

•

Other Costs and Expenses. Other costs and expenses decreased by 17.9% or R$ 52.2 million, to R$ 238.7 million in 2012, compared with R$ 290.9 million in 2011. This variation was mainly due to (i) a decrease of R$ 48.1 million in losses in connection with deactivation and disposal of assets in 2012 compared to 2011 and (ii) lower payments for use of hydrological resources, which resulted from a decrease in hydroelectric generation activities

Equity earnings of subsidiaries

Equity earnings of subsidiaries was R$ 11.0 million in 2012, compared to R$ 55.7 million in 2011. Equity investment reflects the equity income or loss of our subsidiaries. In 2012, this net result was mainly due to: (i) income of R$ 53.3 million from Sanepar; (ii) income of R$ 9.4 million from Foz do Chopim; (iii) income of R$ 8.1 million from Dona Francisca Energética; and (iv) losses of R$ 59.8 million from Sercomtel Telecomunicações.

Financial Results

We recognized R$ 27.8 million of net financial expense in 2012, compared to net financial income of R$ 224.8 million in 2011. Financial income increased by 12.4% or R$ 71.4 million in 2012 compared to 2011, mainly due to: (i) an increase of R$ 39.7 million in the revenue from we received from the CRC Account, since these amounts are indexed based on inflation, and inflation was relatively higher in 2012 when compared to 2011; (ii) an increase of R$ 65.2 million in revenue as a result of inflation indexation of receivables related to our concessions, since these amounts are also indexed to inflation; and (iii) a decrease in income from financial investments. Financial expenses increased by 91.9% or R$ 324.0 million in 2012 compared to 2011, totaling R$ 676.8 million. R$ 401.1 million of this amount was caused by the fair updating of Copel Distribuição’s concession-related financial assets in connection with the 3rd tariff review cycle.

Income Tax and Social Contribution

In 2012, we recognized income tax and social contribution expenses of R$ 246.2 million, reflecting an effective tax rate of 25.3% on our pretax income. In 2011, we recognized income tax and social contribution expenses of R$ 407.1 million, reflecting an effective tax rate of 25.7% on our 2011 pretax income.

Results of Operations for 2011 Compared with 2010

Operating Revenues

Our operating revenues increased by 12.7%, or R$ 875.0 million, in 2011 compared with 2010. Of this increase, R$ 117.4 million was due to electricity sales to Final Customers and R$ 490.0 million was due to charges for the use of our main transmission grid. Revenues from electricity sales to distributors increased by 11.8%, or R$ 151.8 million and construction revenue increased by 11.8% or R$ 78.2 million.

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 5.3% or R$ 117.4 million in 2011. The average tariff for Final Customers increased by 7.4% as compared with 2010 average rate. The average tariff rates for the residential, industrial, commercial and rural classes of Final Customers increased by 7.0%, 7.0%, 7.4% and 7.9%, respectively. The variation in average price increases between different classes of customers reflects the fact that the tariffs established by ANEEL in 2011 and 2010 varied depending upon the voltage level received.

The increase in the volume of energy sold to Final Customers in 2011 compared with 2010 reflected an increase in the number of Final Customers in each category.

•

The volume of electricity sold to residential customers increased by 5.0% in 2011 compared with 2010. Of this increase, 4.2% was due to an increased number of customers and 0.8% was due to an increase in average consumption per residential customer. This increase was driven mainly due to sales of energy consuming products as a consequence of a greater availability of credit.

•

The volume of electricity sold to industrial customers, including both captive customers and Free Customers, increased by 5.3% in 2011 compared with 2010. This increase resulted principally from the improved performance in the petroleum refining and ethanol industries, as well as increased activity in the automotive, machinery and equipment industries in the State of Paraná.

•

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

•

The volume of electricity sold to rural customers increased 5.5% in 2011 compared with 2010. Of this increase, 2.2% was due to an increased number of customers and 3.2% was due to an increase in average consumption per rural customer. This increase was mainly due to the strong performance of agriculture and cattle industries the State of Paraná in 2011.

Electricity Sales to Distributors. Our revenues from electricity sales to distributors increased by 11.8%, or R$ 151.8 million, in 2011 compared with 2010. This increase was caused by: (i) increased prices under power purchase agreements, both in auctions in the regulated market and through agreements with Free Customers; and (ii) an increase in volume of energy sales in the spot market in 2011 compared to 2010. Our generation business sells energy at unregulated market prices, which generally increased in 2011 compared to 2010.

Use of main distribution and transmission grid. Our revenues from the charge for the use of main transmission grid increased by 21.6% or R$ 490.0 million, to R$ 2,762.4 million in 2011 compared with R$ 2,272.4 million in 2010. This increase was principally due to: (i) the increase in use of the grid by all classes of customers, as explained in greater detail above; (ii) the upward adjustment to our distribution tariffs, which had the effect of increasing by 3.0% the average tariff charged to our final customers; and (iii) the effect of the 18.3% upward readjustment in our transmission tariffs, which was the principal cause of the increase of R$ 100.5 million in revenue related to transmission assets (classified as interest income under IFRS), from R$ 128.8 million in 2010 to R$ 229.3 million in 2011.

Construction revenues. Our revenues from constructions increased by 11.8% or R$ 78.2 million in 2011 compared with 2010. This increase was mainly due to improvements we made to our distribution and transmission infrastructure in 2011.

Revenues from Telecommunications. Revenues from our telecommunications segment increased by 19.6% or R$ 19.2 million in 2011, primarily due to an increased number of clients, to 1,442 in 2011 from 980 in 2010. This increase in our number of clients was partially offset by reductions in the prices we charged to clients for telecommunications services, due to competitive pressures.

Distribution of Piped Gas. Revenues from distribution of piped gas increased by 15.4%, or R$ 36.6 million, in 2011 compared to 2010, mainly due to an 8.5% upward tariff adjustment in August 2011, together with a 4.9% increase in sales volume in 2011.

Other Operating Revenues. Other operating revenues decreased by 14.2% or R$ 18.2 million, in 2011. This reduction was mainly the result of decreased rent revenue from the Araucária Thermal Power Plant in the second half of 2011. Demand from the Araucária Thermal Power Plant decreased because sufficient energy was being provided by hydroelectric power plants in Brazil.

Cost of sales and services provided

Our total operating costs of sales and services provided increased by 8.5% or R$ 504.5 million, to R$ 6,472.6 million in 2011 from R$ 5,968.1 million in 2010, including amounts recognized as other operating expenses. The following were the principal factors in the increase of our operating costs of sales and services provided:

•

Electricity Purchased for Resale. Our costs for the energy we purchased for resale increased by 9.1%, or R$ 180.2 million, to R$ 2,152.5 million in 2011 compared with R$ 1,972.3 million in 2010. This increase was mainly due to higher acquisition costs from auctions in the regulated market, which increased by R$ 199.4 million in 2011 compared to 2010. Our distribution business buys energy at unregulated market prices, which generally increased in 2011 compared to 2010.

•

Use of main distribution and transmission grid. Expenses we incurred for our use of the main distribution and transmission grid increased by 6.7%, or R$ 39.8 million, to R$ 632.5 million in 2011 compared with R$ 592.7 million in 2010. This increase was mainly due to (i) new infrastructure in operation and (ii) R$ 16.5 million in reserve energy costs imposed by the Brazilian government, due to reduced rainfall affecting hydroelectric production. We did not incur reserve energy costs in 2010. This was partially offset by a 73.2% decrease in system service charges imposed by ANEEL, from R$ 41.0 million in 2010 to R$ 10.1 million in 2011.

•

Personnel and Management. Personnel and management expenses increased by 21.1%, or R$ 171.2 million, to R$ 982.7 million in 2011 compared with R$ 811.5 million in 2010, mainly due to: (i) a 5.5% increase in our number of employees; (ii) wage increases of 6.5% and 7.4% applied to beginning in October 2010 and October 2011, respectively; (iii) the compensations from the Program Permanent Voluntary Termination and Succession - PSDV (R$ 64.4 million in 2011 compared R$ 19.7 million in 2010); and (iv) a general human resources review that began in June 2011.

•

Pension and Healthcare Plans. Pension and Health Care expenses increased 21.5%, or R$ 26.7 million, to R$ 150.9 million in 2011, compared with R$ 124.2 million in 2010. This line item reflects the accrual of liabilities pursuant to the 2011 actuarial report on our healthcare plan.

•

Materials and supplies. Materials and supplies expenses increased by 1.8%, or R$ 1.5 million, to R$ 85.6 million in 2011 compared with R$ 84.1 million in 2010, substantially due to an increase in the volume of electric power system materials that we acquired in 2011.

•

Material and Supplies for Power. These expenses increased 8.7%, or R$ 2.0 million, to R$ 25.0 million in 2011, compared with R$ 23.0 million in 2010. This increase was mainly due to an increase in the unit cost of mineral coal purchased for the Figueira Thermoelectric Plant.

•

Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases increased by 29.3%, or R$ 42.3 million, to R$ 186.9 million in 2011 compared with R$ 144.6 million in 2010. This increase was mainly caused by a 4.9% increase in volume of natural gas acquired by Compagas to supply third-parties, along with an increase in price of natural gas purchased in 2011 under supply contracts, which are subject to contractual price adjustments.

•

Third-Party Services. Third-party services expenses increased 11.5%, or R$ 40.5 million, to R$ 391.4 million in 2011 compared with R$ 350.9 million in 2010, mainly due to the increase in civil maintenance of R$ 6.7 million, equipment maintenance and furniture of R$ 4.2 million, travel of R$ 5.0 million, telephone of R$ 3.5 million, maintenance of green spaces and pruning services of R$ 4.8 million and data processing of R$ 3.0 million.

•	Depreciation and Amortization. Depreciation and amortization expenses increased 1.9%, or R$ 10.1 million, to R$ 553.1 million in 2011 from R$ 543.0 million in 2010.
•

Provisions and Reversals. Provisions and reversals expenses decreased by 20.1% or R$ 73.1 million in 2011 compared with 2010, mainly due to the non-recurring nature of the R$ 234.6 million provision that was booked for COFINS liabilities in 2010. This decrease was offset in part by the establishment of an additional R$ 118.3 million provision related to a lawsuit by Ivaí (as defined below).

•

Construction Costs. Construction costs increased 10.3%, or R$ 68.5 million, to R$ 731.4 million in 2011 from R$ 662.9 million in 2010. This increase reflects costs we incurred in connection with improvements we made to our distribution and transmission infrastructure in 2011.

•

Other Costs and Expenses. Other costs and expenses decreased by 1.8% or R$ 5.2 million to an expense of R$ 290.9 million in 2011, compared with an expense of R$ 296.1 million in 2010. This variation was mainly due by maintenance costs, partially offset by higher compensation financial resources for the use of water.

Equity earnings of subsidiaries

Equity earnings of subsidiaries was R$ 55.7 million in 2011, compared to R$ 99.3 million in 2010. Equity investment reflects the equity income or loss of our affiliates. In 2011, this net result was mainly due to: (i) income of R$ 39.7 million from Sanepar; (ii) income of R$ 10.2 million from Foz do Chopim; (iii) income of R$ 7.9 million from Dona Francisca Energética; and (iv) losses of R$ 2.1 million from Sercomtel Telecomunicações.

The 43.9% decrease in results of equity of earnings of subsidiaries, from R$ 99.3 million in 2010 to R$ 55.7 million in 2011, was primarily due to: (i) the decrease of R$ 34.1 million recognized from the results of Sercomtel Telecomunicações in 2011 compared to 2010, primarily reflecting the non-recurring nature of the R$ 17.8 million reversion in 2010 of the impairment provision related to Sercomtel, which was based on Sercomtel’s improving results in 2010; and (ii) the decrease of R$ 26.0 million recognized from the results of Dona Francisca Energética in 2011 compared with 2010, primarily reflecting the non-recurring nature of the adjustment to Dona Francisca Energética’s accounting policies to align these policies with Copel, which resulted in R$ 27.2 million in additional revenue recognized by us in 2010. This decrease was partially offset by an increase of R$ 17.6 million in income recognized from the results of Sanepar, which was primarily due to an increase in the tariffs charged by Sanepar in 2011. For more details see Note 16 to our consolidated financial statements.

Financial Results

We recognized R$ 224.8 million of net financial income in 2011, compared to net financial income of R$ 348.4 million in 2010. Financial income decreased by 11.5% or R$ 74.7 million in 2011 compared to 2010, mainly due to: (i) a decrease of R$ 72.1 million in the transfer of CRC Account amounts, due to the fact that these amounts are indexed based on inflation, and inflation was relatively lower in 2011 than in 2010; (ii) a decrease of R$ 50.8 million on receivables related to our concessions, since these amounts are also indexed based on inflation; and (iii) an increase of R$ 60.8 million in income from financial investments, mainly due to an increase in capital, increased interest rates and improved portfolio profitability. Financial expenses increased by 16.1%, or R$ 49.0 million, in 2011 compared to 2010, mainly due to an increase in debt charges of R$ 36.2 million, mainly related to the industrial credit note we contracted in 2011.

Income Tax and Social Contribution

In 2011, we recognized income tax and social contribution expenses of R$ 407.1 million, reflecting an effective tax rate of 25.7% on our pretax income. In 2010, we recognized income tax and social contribution expenses of R$ 370.5 million, reflecting an effective tax rate of 26.8% on our 2010 pretax income. The decrease of 1.1 percentage points in our effective tax rate in 2011 was the net effect of a number of factors, including: (i) an increase of R$ 50.7 million in taxes related to interest on equity, which increased our effective tax rate by 3.2 percentage points; (ii) a decrease on equity in result of subsidiaries by R$ 20.0 million, which reduced our effective tax rate by 1.3 percentage points; (iii) a 2011 tax benefit we claimed relating to the reduction of penalties and interest, which reduced our effective tax rate by 0.5 percentage points; and (iv) the effects of the Transitional Tax Regime (RTT).

Liquidity and Capital Resources

Our principal liquidity and capital requirements are to finance the expansion and improvement of our distribution and transmission infrastructure and to finance the expansion of our generation facilities. Our other principal uses of cash are to dividends payments and debt servicing. Capital expenditures were R$ 1,938.6 million in 2012 (including R$ 161.9 million investment in the Mauá Hydroelectric Plant) and R$ 1,841.1 million in 2011 (including R$ 216.4 million investment in the Mauá Hydroelectric Plant). The following table sets forth a breakdown of our capital expenditures for the periods indicated.

	Year ended December 31,
	2012	2011	2010
	(R$ million)
Generation and transmission	988.2	928.9	275.6
Distribution	778.1	754.5	676.3
Telecom	79.9	81.0	75.4
Equity earnings of subsidiaries	57.3	39.2	0.2
Araucária Thermoelectric Plant	1.7	15.8	11.8
Compagas	31.1	19.0	15.7
Elejor	2.3	2.7	4.9
Total	1,938.6	1,841.1	1,059.9

Our total budgeted capital expenditures for our wholly-owned subsidiaries for 2013 is R$ 2,628.8 million, of which:

•

R$ 925.1 million is for generation and transmission, including R$ 58.6 million for the construction of the Mauá Hydroelectric Plant and R$ 449.0 million for the construction of the Colíder Hydroelectric Plant;

•	R$ 986.4 million is for distribution;
•	R$ 69.9 million is for our telecommunication business; and
•	R$ 647.4 million is for new businesses. This amount includes projects we won in the ANEEL Auction 007/2012 (lots B and G), held on December 19, 2012.

Our following subsidiaries also budgeted their own capital expenditures for 2013, as described below:

•	Compagas: R$ 71.9 million;
•	Araucária: R$ 4.7 million; and
•	Elejor: R$ 8.3 million.

Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2012 was our operating activities. Net cash provided by operating activities was R$ 1,395.2 million in 2012, compared with R$ 1,147.9 million in 2011. In 2013, we expect to finance our liquidity and capital requirements primarily with cash provided by our operations and through debt financing from BNDES and in the Brazilian capital markets.

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

Like other state-owned companies, we are subject to CMN restrictions on our ability to obtain financing from certain domestic and international sources. CMN restrictions could limit our ability to accept external sources of funding, specifically bank financing. CMN restrictions do not affect our ability to access the Brazilian capital markets, and do not restrict our access to international capital markets for the purpose of repaying or refinancing debt.

Our total outstanding loans and financing (including debentures) at December 31, 2012 totaled R$ 3,261.6 million. Approximately R$ 59.3 million of the total debt outstanding at December 31, 2012 was denominated in U.S. dollars. For more information on the terms of these loans and financings, see Notes 21 and 22 to our consolidated financial statements. Our major loans and financing arrangements are:

•

On October 30, 2012, Copel Distribuição issued R$ 1,000.0 million in five-year non-convertible debentures, all of which were subscribed for by Banco do Brasil S.A. These debentures have an interest rate equal to CDI + 0.99% per year, with semiannual interest payments.

•	We have R$ 233.0 million in outstanding debt with Eletrobras (i) for the Salto Caxias plant and (ii) under government programs to finance distribution projects.
•

We have R$ 1,541.9 million of outstanding debt with Banco do Brasil (not including the debentures listed above), consisting of financings we contracted to pay debentures issued in 2002, 2005 and 2006, as well as a September 2010 fixed-rate credit agreement.

•

BNDES has provided a loan to Copel of R$ 339 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES and Banco do Brasil until full repayment of the loan. As of December 31, 2011 and December 31, 2012, we had an aggregate of R$ 344.4 million in outstanding debt with BNDES and Banco do Brasil under this facility.

•

In December 2011 we entered into a financing contract with BNDES in the total value of R$ 44.7 million for the construction of Transmission Line Foz do Iguacu - Cascavel Oeste, with a 14 years term. As of December 31, 2012, we had an aggregate of R$ 42.7 million.

•	In September 2012, we entered into a financing contract with BNDES in the total value of R$ 73.1 million for the construction of SHP Cavernoso II. This funding has not yet been drawn.
•

FINEP: in November 2010, a loan agreement in amount of R$ 52.2 million was signed by Copel Telecomunicações S.A. to partially support the BEL – Extra Broadband project. By December 31, 2012, two installments of R$ 25.8 million were drawn. As of December 31, 2012, we had an aggregate outstanding balance of R$ 25.6 million.

In addition, we have obtained approval from the CMN to apply for BNDES financing in the amount of R$ 1,610.0 million for three projects (HPP Colíder, TL Araraquara II, Taubaté and SE Cerquilho III) and additional infrastructure work related to the 2014 FIFA World Cup. These loan requests are being analyzed by BNDES.

We are party to several legal proceedings that could have a material adverse impact on our liquidity if the rulings are adverse to us. In addition, we are contesting a determination by ANEEL that would require us to pay additional amounts for energy we purchased for resale during the electricity-rationing period in 2001 and the first quarter of 2002. We are also involved in several lawsuits, including challenges to the legality of certain federal taxes, which have been assessed against us, claims by industrial customers that certain increases in electricity tariffs from March through November 1986 were illegal and several labor related claims. These contingencies are described in “Item 8. Financial Information - Legal Proceedings”. If any of these claims are decided against us either individually or in the aggregate, they could have a material adverse effect on our liquidity and our financial condition.

Contractual Obligations

In the table below, we set forth certain of our contractual obligations as of December 31, 2012, and the period in which such contractual obligations come due.

	Payments due by period
	Total	Less than1 year	1-3 years	3-5 years	More than5 years
	(R$ million)
Contractual obligations:
Loans and financing	2,850.5	356.9	1,601.9	375.9	515.8
Debentures	1,363.5	78.6	162.8	1,122.1	-
Suppliers(1)	1,072.2	971.4	65.7	35.1	-
Purchase obligations(2)	66,414.5	3,387.3	6,278.3	4,640.9	52,108.0
Concession payments(3)	2,318.3	49.0	106.5	119.4	2,043.4
Eletrobras ‒ Itaipu	7,965.3	510.7	1,314.5	1,362.7	4,777.4
Tax recovery programs(4)	247.9	247.9	-	-	-
Post employment benefits(5)	10,968.3	347.3	736.7	786.4	9,097.9
Total	93,200.5	5,949.1	10,266.4	8,442.5	68,542.5

(1)           Mainly consists of gas supplied by Petrobras to the Araucária Thermoelectric Plant.

(2)           Consists of binding power purchase commitments.

(3)           Payments to the federal government arising from Elejor, Mauá and Colíder facilities concession agreement.

(4)           For more details, see Note 13 to our consolidated financial statements.

(5)           For more details, see Note 23 to our consolidated financial statements.

We are also subject to risks with respect to tax, labor and civil claims and have provisioned R$ 1,155.7 million for accrued liabilities for legal proceedings related to these claims as of December 31, 2012. For more information, see “Item 8. Financial Information - Legal Proceedings” and Notes 13 and 28 to our consolidated financial statements.

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

Item 6. Directors, Senior Management and Employees

We are managed by:

•                     a Board of Directors, which may consist of seven to nine members and is currently composed of nine members; and

•                     a Board of Executive Officers, which consists of nine members.

Board of Directors

The Board of Directors ordinarily meets once every three months and is responsible, among other things, for:

•	establishing our corporate strategy;
•	defining the general orientation of our business;
•	defining the responsibilities of members of our Board of Executive Officers; and
•	electing the members of our Board of Executive Officers.

Meetings of the Board of Directors require a quorum of a majority of the directors and decisions are made by majority vote. The members of the Board of Directors are elected to serve for two-year terms and may be reelected. Among the current nine members of the Board of Directors:

•	seven are elected by the controlling shareholders;
•	one is elected by minority shareholders; and
•	one is elected by our employees.

The member of our Board of Directors who is elected by the non-controlling shareholders has the right to veto (provided it is duly justified) the appointment of the independent accountant made by the majority of the members of our Board of Directors.

The State of Paraná and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), acting through the Company and Paraná Investimentos S.A., are parties to a shareholders’ agreement dated December 22, 1998, as amended on March 29, 2001 (“Shareholders’ Agreement”). BNDESPAR is a wholly-owned subsidiary of BNDES. Under the Shareholders’ Agreement, the parties agree to exercise their voting rights so that:

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

The terms of the current members of the Board of Directors expire in April 2013. The current members are as follows:

Name	Position	Since
Mauricio Schulman	Chairman	2011
Lindolfo Zimmer	Director	2011
Marco Aurelio Rogeri Armelin	Director	2013
Paulo Procopiak de Aguiar	Director	2011
José Richa Filho	Director	2011
Mauricio Borges Lemos	Director	2013
Carlos Homero Giacomini	Director	2011
Natalino das Neves	Director	2013
Ney Amilton Caldas Ferreira	Director	2012

The following are brief biographies of the current members of our Board of Directors:

Maurício Schulman. Mr. Schulman is 82 years old. He received a degree in civil engineering from Universidade Federal do Paraná and a specialization degree in business administration. Mr. Schulman has also taken additional courses in electricity and economy in France. Previously, Mr. Schulman served as Chief Corporate Management Officer and Chief Executive Officer at Eletrobras; served as Chairman at Eletrobras, Light S.A. and of the Brazilian Committee at the Comissão de Integração Energética Regional - CIER; served as Chief Administrative Officer at Companhia de Desenvolvimento Econômico do Paraná – Codepar, Banco Nacional de Habitação – BNH and Federação Nacional dos Bancos - Fenaban (National Bank Federation). He also was State Secretary of the Treasury in the State of Paraná. Mr. Maurício Schulman was appointed by the State of Paraná.

Lindolfo Zimmer. Mr. Zimmer is 71 years old. He received a degree in economic engineering and industrial management from Universidade Federal do Rio de Janeiro and in mechanical engineering and economics from Universidade Federal do Paraná. He has a MBA in marketing from Fundação Getúlio Vargas – FGV-PR. Previously, Mr. Zimmer served as Chief Executive Officer of Dobreve Energia S.A. – Desa, where he also was a member of its board of directors; advisor at Instituto de Engenharia do Paraná ‒ IEP (State Engineering Institute) and at Federação das Indústrias do Paraná – Fiep (Industries Federation of the State of Paraná) at the Social Responsibility Thematic Council; Chief Marketing Officer at Companhia Paranaense de Energia ‒ Copel (2000 to 2003); Chief Operation Officer at Copel (1995 to 1999); Chief Engineering and Construction Officer at Copel (1979 to 1982); Chairman of the Management Committee at Copel Telecomunicações and Copel Transmissão S.A.; member of the Management Committee at Copel Geração S.A. and Copel Distribuição S.A.; Chief Official for Special Works ‒ Foz do Areia Power Plant; manager of the Electromechanical Engineering Department at Foz do Areia Power Plant; manager of Mechanical Maintenance and Mechanical Engineering Divisions at Copel; engineer at Salto Osório Power Plant ‒ Copel; manager at Capivari-Cachoeira Power Plant; technical director at Inepar S.A.; department manager at Eletrobras S.A.; vice-president at Instituto Pró-Cidadania de Curitiba; and the Government Secretary for the Municipality of Curitiba. Mr. Zimmer was appointed by the State of Paraná.

Marco Aurélio Rogeri Armelin. Mr. Armelin is 41 years old. He received a degree in Electrical Engineering from Escola Politécnica da Universidade de São Paulo (1994). Mr. Armelin is the founding partner of Una Capital Ltda./DEC Investimentos Ltda. Previously, he was responsible for the variable income at M&Safra (2004 to 2005) and at Banco Itaú BBA S.A. (2001 to 2004). Mr. Armelin also acted as a member of the Board of Directors at Mahele Metal Leve (2009-2011) and a member of the Fiscal Council at Fosfértil (2006-2007) and at Metalúrigca Gerdau (2009-2010). Mr. Armelin has been appointed by the minority shareholders.

Paulo Procopiak de Aguiar. Mr. Aguiar is 73 years old. He received a degree in Civil Engineering from Universidade Federal do Paraná and specialization degrees in business administration for executives and theoretical and applied economics from Fundação Getúlio Vargas ‒ FGV-PR and in the economics of hydroelectric undertakings from Universidade Federal do Paraná . Mr. Aguiar also has a degree in hydrology and hydroelectric undertakings from Centro Internacional de Estudos, Paris. Previously, Mr. Aguiar served as Chief Executive Officer, Chief Technical Officer and Chief Financial Officer at Copel; Chief Financial and Economical Control Officer at Departamento Nacional de Águas e Energia Elétrica; Chief Financial Officer at Eletrobras; National Assistant Secretary of Energy; and a Member of the Board of Directors of Eletrobras  (1985 to 1989), Eletrosul  (1986 to 1989) and Light (1985 to 1989). Mr. Aguiar currently serves as Officer at Cimento Itambé Company and was appointed by the State of Paraná.

José Richa Filho. Mr. José Richa is 49 years old. He has a bachelor’s degree in civil engineering from Universidade Católica do Paraná and a graduate degree in public management from Sociedade Paranaense de Ensino e Informática. Previously, Mr. José Richa was Chief Administrative and Financial Officer at the Departamento de Estradas de Rodagem ‒ DER-PR (State Body for Roads); Chief Administrative and Financial Officer at Agência de Fomento do Paraná S.A. (State Development Agency); and Management Secretary of the Municipality of Curitiba. Mr. José Richa was appointed by the State of Paraná.

Maurício Borges Lemos. Mr. Lemos is 62 years old. He has a degree in Economics from Universidade Federal de Minas Gerais and a Doctorate and a Master’s degree in Economics from Universidade Estadual de Campinas - Unicamp. Mr. Lemos is currently a chief officer in the areas of management, finance and indirect operations at Banco Nacional de Desenvolvimento Econômico e Social - BNDES. Previously, Mr. Lemos acted as a member of Copel’s Board of Directors (2003) and as the Municipal Secretary responsible for the Coordination of the Social Politics of the city of Belo Horizonte, in Minas Gerais (2001-2002). Mr. Lemos was appointed by BNDES Participações S.A. - BNDESPAR.

Carlos Homero Giacomini. Mr. Giacomini is 59 years old. He has a master’s degree in Public Health form Universidade Estadual de Londrina – UEL; a specialization in Pediatrics, with residency at Hospital Evangélico do Paraná and a degree in Medicine from Faculdade Evangélica de Medicina do Paraná. Mr. Giacomini was Chairman of Instituto Municipal de Administração Pública - Imap; Municipal Secretary of Planning and Coordination at Curitiba Municipality; Director at Hospital Oswaldo Cruz; Director of Planning and Chief Official at Imap; Chairman at Instituto de Previdência dos Servidores do Município de Curitiba - IPMC; and Municipal Secretary of Human Resources at Curitiba Municipality. Mr. Giacomini was appointed by the State of Paraná.

Natalino das Neves. Mr. das Neves is 46 years old. He has a specialization degree in Planning, Operating and Commercializing Electric Energy from Universidade Federal do Paraná and in Management Accounting from Unicentro. Mr das Neves acted as member of the Board of Directors of Companhia Paranaense de Energia – Copel in the period of 2001-2003. Mr. das Neves was elected by the Company’s employees.

Ney Amilton Caldas Ferreira. Mr. Ferreira is 59 years old. He has a post-degree in business management from Universidade Católica do Paraná and has a bachelor degree in business management and foreign trade from Faculdade Positivo. Mr. Ferreira was chairman of the Civil House of the State of Paraná and representative of the Social Security National Institute – INSS at the State of Paraná and acted in several functions in the municipality of Guarapuava, including as interim mayor of the city. In the past seven years, Mr. Ferreira acted as the CEO of Companhia de Desenvolvimento Agropecuário do Paraná – CODAPAR. Mr. Ferreira was appointed by BNDES Participações S.A. – BNDESPAR.

Board of Executive Officers

Our Board of Executive Officers meets weekly and is responsible for the daily management of the Company. Each Executive Officer also has individual responsibilities established by our bylaws.

According to our bylaws, our Board of Executive Officers consists of nine members. The Executive Officers are elected by the Board of Directors for three-year terms but may be removed by the Board of Directors at any time. Under the Shareholders’ Agreement, BNDESPAR has the right to appoint one member to the Board of Executive Officers. The terms of the current members of the Board of Executive Officers expire in April 2014. The current members are as follows:

Name	Position	Since
Lindolfo Zimmer	Chief Executive Officer	2011
Yára Christina Eisenbach	Chief Corporate Management Officer	2011
Julio Jacob Junior	Chief Legal Officer	2011
Vlademir Santo Daleffe	Chief Distribution Officer	2013
Jaime de Oliveira Kuhn	Chief Power Generation & Transmission and Telecommunications Officer	2011
Jorge Andriguetto Junior	Chief Engineering Officer	2011
Luiz Eduardo da Veiga Sebastiani	Chief Financial Officer, Investor Relations Officer and Investment Portfolio Manager	2013
Jonel Nazareno Iurk	Chief Environment and Corporate Citizenship Officer	2013
Henrique José Ternes Neto	Chief Alternative Energy Officer	2012

The following are brief biographies of the current members of our Board of Executive Officers:

Lindolfo Zimmer. Mr. Zimmer is 71 years old. Mechanical Engineer and an Economist, Lindolfo Zimmer held important positions throughout his professional career at Copel: as Chief Marketing Officer (2000 to 2003), Chief Operation Officer (1995 to 1999), Chief Engineering and Construction Officer (1979 to 1982) and Chairman of the Management Committee at Copel Telecomunicações S.A. and Copel Transmissão S.A. He had been recently working in the private sector as Chief Executive Officer of Dobreve Energia S.A. - Desa.

Yára Christina Eisenbach. Ms. Eisenbach is 59 years old. Lawyer, Yára Christina Eisenbach held important positions throughout her professional career at Copel: as consultant advisor for the Ombudsman's Office (2006 to 2010). Elected by the employees, she took part of the Moral Harassment Commission (Comissão de Assédio Moral - CADAM) (2010 to 2011), also in the CENPLR Commission (2008 to 2010) and in the Company's Board of Directors (1991 to 1992). She was Chief Executive Officer at Urbanização de Curitiba S.A. - URBS (2003 to 2004), State Secretary for Planning and General Coordination (2002 to 2003), general coordinator at Centro de Coordenação de Programas do Governo do Paraná (1995 to 2002). She acted also as advisor to the World Bank and to UN International Agencies (Unesco, PNUD, IICA, among others). She was Regional Chairwoman of the Associação Nacional de Transporte Público e Trânsito - ANTP (Brazilian Public Transport and Transit Association).

Julio Jacob Junior. Mr. Jacob is 38 years old. Lawyer, Julio Jacob Junior was Chief Legal Officer at Instituto Curitiba Saúde (2005 to 2007) and manager of the Legal Division at Companhia de Urbanização de Curitiba - URBS (2007). He also worked as a lawyer in Business Law, Administrative Law, Corporate Law and Electoral Law, besides being advisor at Ordem dos Advogados do Brasil in Curitiba.

Vlademir Santo Daleffe. Mr. Daleffe is 50 years old and is on Industrial Electrical Engineer, he was Chief Environment and Land Officer at Matrinchã Transmissora de Energia S.A. and Guaraciaba Transmissora de Energia S.A. (2012-2013); Chief Distribution Officer of Copel (2010-2011); Member of the Board of Directors of Companhia Paranaense de Gás - Compagas (2010-2011); Member of the Board of Directors of Instituto de Tecnologia para o Desenvolvimento - Lactec (2010-2011); –Head of Engineering of Copel Distribuição(2007 to 2009); Assistant to Copel Chief Distribution Officer (1997 to 1998).

Jaime de Oliveira Kuhn. Mr. Kuhn is 51 years old and is an Electrical Engineer. Jaime de Oliveira Kuhn held important positions throughout his professional career at Copel: as Chief Official for Transmission Works (2008 to 2010), coordinating Copel's participation in transmission auctions, Chief Official for the Operation of Power Transmission System, Planning and Engineering (2007 to 2008); assistant engineer to the Chief Technical Officer at Centrais Elétricas do Rio Jordão - Elejor (2005 to 2006); and as assistant to the Chief Official for Generation Operation and Maintenance at Copel (2003 to 2005). As Chief Official and Technician, he worked in the operation and maintenance of Foz do Areia and Segredo Power Plants from 1987 and 2002.

Jorge Andriguetto Junior. Mr. Andriguetto is 61 years old. Civil Engineer, Jorge Andriguetto Junior held important positions throughout his professional career at Copel: as Chief Official for Expansion Planning, Engineering and Construction in Power Generation, coordinating Copel's participation in several energy auctions and in undertakings of interest to the Company (2006 to 2010). He has also developed, since 1975, professional activities in various management positions in the Company's hydraulic and civil construction areas.

Luiz Eduardo da Veiga Sebastiani. Mr. Sebastiani is 52 years old. Economist, Luiz Eduardo da Veiga Sebastiani was Chief of Staff of Paraná State Government (2012-2013); Member of the Fiscal Council of Copel (2011-2012); Member of the Fiscal Council of Companhia de Saneamento do Paraná - Sanepar (Sanitation Utility Company) (2011-2012); Secretary of Administration and Pension for the State of Paraná (2011-2012); Municipal Secretary of Finance in Curitiba (2005-2010); Board member and State of Paraná representative at the Conselho Federal de Economia - Cofecon (Federal Economy Council), among other relevant activities, always within the financial management.

Jonel Nazareno Iurk. Mr. Iurk is 58 years old. Mr. Iurk has a master’s degree in Soil Science and in River Basin Management from the Universidade Federal do Paraná (2005); a specialization degree in Management and Environmental Engineering from Universidade Estadual do Paraná (1999), and bachelor’s degrees in Mathematics (1975) and in Civil Engineering (1978) from Universidade Estadual de Ponta Grossa. Mr. Iurk held the position of State Secretary of Environment and Natural Resources of the State of Paraná (2011-2013) and acted as the manager of the Environmental and Natural Resources State Policies.

Henrique José Ternes Neto. Mr. Neto is 60 years old. Mr. Neto has a master’s degree in Materials Science and Engineering from Universidade Federal de São Carlos, a specialization degree in Supply and Production from Universidade Católica do Paraná and a bachelor’s degree in chemical engineering from Universidade Federal do Paraná. Mr. Neto acted as Brazilian representative at UNESCO in relation to Concurso Mercosul de Pesquisa & Tecnologica, founder and official at Instituto de Tecnologia para o Desenvolvimento – LACTEC, member of the board of directors and advisory board of Instituto de Tecnologia do Paraná – TECPAR, member of the board of directors of Centro de Pesquisa em Energia Elétrica – Eletrobras, among others.

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

                The following table lists the current and alternate members of the Fiscal Council, who were appointed at the 58th annual shareholders’ meeting held on April 25, 2013, and whose terms expire in April 2014.

Name	Since
Joaquim Antonio Guimarães de Oliveira Portes – Chairman	2011
Nelson Leal Junior	2013
José Tavares da Silva Neto	2011
Gustavo Henrique Fabrício	2013
Carlos Eduardo Parente de Oliveira Alves	2012
Alternates	Since
Osni Ristow	2011
Roberto Brunner	2011
Gilmar Mendes Lourenço	2013
Bruno Cabral Bergamasco	2013
Flavio JarczunKac	2013

Audit Committee

Pursuant to Rule 10A-3 under the Exchange Act and our bylaws, our Audit Committee is composed of at least three members of our Board of Directors, each of whom serves a term of two years, and may be re-elected. Pursuant to the Audit Committee charter, the Audit Committee members are appointed by, and may be replaced by, a resolution taken by our Board of Directors. Until April 25, 2013, the members of the Audit Committee were Mrs. José Richa Filho, Carlos Homero Giacomini and Fabiano Braga Côrtes.  On April 25, 2013, Mr. Braga Côrtes ceased to be a member of our Board of Directors.  As a result, Mr. Braga Côrtes is no longer on our Audit Committee, and a new member of the Audit Committee will be elected at an Extraordinary Meeting of Copel’s Board of Directors, which is scheduled to be held on May 3, 2013. The Audit Committee is responsible for helping to prepare our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the effectiveness of our internal control and risk management procedures and staff.

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

Compensation of Directors and Officers

For the year ended December 31, 2012, the aggregate amount of compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Fiscal Council was R$ 12.2 million, of which 83% was for our Board of Executive Officers, 11% was for our Board of Directors, and 6% was for our Fiscal Council, as approved by our 57th annual shareholders’ meeting held on April 26, 2012.

We have no service contracts with our directors providing for benefits upon termination of employment.

Employees

At December 31, 2012, we had 9,468 employees, compared to 9,400 employees at December 31, 2011 and 8,907 employees at December 31, 2010. Including employees at Compagas, Elejor and UEG Araucária Ltda. (companies in which we have a majority stake) we had 9,629 employees by the end of 2012.

The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
Area	2012	2011	2010
Generation and transmission	1,188	1,138	1,438
Distribution	6,241	5,926	5,564
Telecommunications	340	346	330
Corporation staff and research and development	1,668	1,969	1,551
Other employees	31	21	24
Total employees of Copel wholly-owned subsidiaries	9,468	9,400	8,907
Compagas	143	128	117
Elejor	8	7	7
Araucária	10	10	10
Total	9,629	9,545	9,041

All of our employees are covered by collective bargaining agreements that we renegotiate annually with the unions that represent the various employee groups. In 2012, we negotiated and signed labor agreements with the unions representing our employees. These new bargaining agreements became effective in October 2012 and will be in place for a one-year term. We agreed to salary increases of 5.6% in 2012 compared to 2011 salaries.

We provide a number of benefits to our employees. The most significant is our sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2012, approximately 99% of our employees had elected to participate in a defined contribution plan.

In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement between an employee committee and us. An employee’s receipt of compensation is conditioned on the company meeting certain benchmarks described in the above-mentioned agreement, as confirmed in our published year-end financial statements. The amount of profit-sharing distributions provisioned and approved for the 2012 fiscal year (including Compagas) was R$ 29.9 million, a decrease of 37.7% when compared with the 2011 distribution, which totaled R$ 48.1 million. The amount of profit-sharing distributions accrued and approved for the 2011 fiscal year (including Compagas) was R$ 48.1 million, a decrease of 27.3% when compared with the 2010 distribution, which totaled R$ 66.2 million. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

Between March 2011 and December 2012, we had a voluntary retirement program (“PSDV”) in order to reduce costs and to prepare a retiree’s successor. Pursuant to the plan, an employee who had worked at least 20 years at Copel and was at least 50 years of age could opt to join the program by December 31, 2012, and will have up to 12 months to prepare his successor. The total cost of this program (2011 and 2012) was approximately R$ 233.3 million. During 2012, we had 790 employees join the program.

Share Ownership

As of March 31, 2013, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. At December 31, 2012, the State of Paraná directly owned 58.6% of the Common Shares, and BNDESPAR owned directly and indirectly 26.4% of the Common Shares.

The following table sets forth certain information regarding the ownership of our Common Shares at December 31, 2012.

Shareholder	Common shares
	(thousands)	(% of total)
State of Paraná	85,029	58.6
BNDESPAR	38,299	26.4
Eletrobras	1,531	1.1
Public Float – ADSs	111	0.1
Public Float – BM&FBovespa	19,510	13.4
Other	551	0.4
All directors and officers as a group(1)	0	–
Total	145,031	100.0

(1)        Our directors and officers hold an aggregate of 12 Common Shares.

The following table sets forth certain information regarding the ownership of our Class B Shares at December 31, 2012.

Shareholder	Class B Shares
	(thousand)	(% of total)
State of Paraná	14	–
BNDESPAR	27,282	21.3
Eletrobras	–	–
Traded as ADSs	40,453	31.5
Traded in the BM&FBovespa Market	60,368	47.1
Other	124	0.1
All directors and officers as a group	2	–
Total	128,243	100.0

As of March 31, 2013, 1.8% of the Common Shares and 15.0% of the Class B Shares were held by 217 holders that reside in the United States and have registered with the Companhia Brasileira de Liquidação e Custódia (“CBLC”). At the same date, the ADSs represented 0.1% of the Common Shares and 31.5% of the Class B Shares, and together, approximately 14.8% of our total share capital. By March, 2013, our shareholders had voted to convert 2,383 Class A Shares into Class B shares.

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

Transactions with Shareholders

The following summarizes the most significant transactions with our principal shareholders:

Government of the State of Paraná

The State of Paraná owns 58.6% of our Common Shares. We had accounts receivable from the government of the State of Paraná under the CRC Account agreement in the amount of R$ 1,384.3 million at December 31, 2012. The outstanding balance bears interest of 6.65% per year and is adjusted in accordance with the IGP-DI inflation index. We recorded interest income and monetary variation receivable from the government of the State of Paraná under the CRC Account of R$ 188.7 million in 2012. For more information, see “Item 5. Operating and Financial Review and Prospects – Overview - Impact of the CRC Account”. We also had ICMS payables in the amount of R$ 209.6 million as of December 31, 2012. ICMS expenses during 2012 amounted to R$ 2.5 billion.

BNDES and BNDESPAR

BNDESPAR, a wholly-owned subsidiary of BNDES, owns 26.4% of our Common Shares and has the right to appoint two members to our Board of Directors.

BNDES has provided a loan to Copel of R$ 339 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES and Banco do Brasil until full repayment of the loan. As of December 31, 2011 and December 31, 2012, we had an aggregate of R$ 344.4 million in outstanding debt with BNDES and Banco do Brasil under this facility.

Fundação Copel

Fundação Copel is a closed pension fund sponsored by Copel, Compagas and other entities that runs and operates benefit plans, welfare and social assistance. In 2012, Copel made payments to Fundação Copel consisting of: (i) rental in amount of R$ 10.2 million and (ii) R$ 182.9 million for expenditure on pension and welfare plans.

Transactions with Affiliates

Dona Francisca Energética S.A.

We own 23.0% of the total issued and outstanding share capital of Dona Francisca Energética S.A. We had accounts payable in the amount of R$ 6.1 million as of December 31, 2012. We provided guaranties to Dona Francisca in connection with loans obtained from Banco Bradesco S.A., and to BNDES, in an amount proportionate to our interest in Dona Francisca. The outstanding balance of the loans and financing was R$ 5.6 million as of December 31, 2012.

We have a power purchase agreement with Dona Francisca, valued at R$ 61.2 million annually, which obligates Copel Geração e Transmissão to purchase 100.0% of the energy generated at Dona Francisca until October 2015.

Item 8. Financial Information.

See pages F-1 through F-120.

Legal Proceedings

We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our consolidated financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. At December 31, 2012, our provisions for such risks were R$ 1,155.7 million, which we believe to be sufficient to meet probable and reasonably estimated losses in the event of unfavorable rulings relating to the legal proceedings in which we are a party. However, we cannot assure you that these provisions will be sufficient.

As of December 31, 2012, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims that cannot be evaluated in the current stage of proceedings, classified as possible losses, was approximately R$ 2,356.3 million, of which R$ 257.4 million correspond to labor claims; R$ 41.4 million to employee benefits; R$ 19.2 million to regulatory claims; R$ 810.8 million to civil claims; and R$ 1,227.5 million to tax claims. For more information, see Note 28 to the consolidated financial statements.

ANEEL Determinations

We are contesting a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2012, approximately R$ 1,500 million in relation to energy purchased from Itaipu during the energy rationing period that occurred in 2001, when there was a significant difference between the purchase price of Itaipu energy and energy sold in the spot market. Our management believes that losses resulting from the final ruling of this claim are remote and therefore we have no provision relating to this matter. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2012, we had provisions of R$ 38.3 million to cover probable losses related to these other lawsuits.

Tax and Social Contribution Claims

During the second half of 2010, two lawsuits were decided before the Federal Regional Court (Tribunal Regional Federal) in favor of the federal government, reversing the prior judgment that recognized our immunity regarding the payment of COFINS tax. As a result, the Federal Internal Revenue Service (Receita Federal) issued an infraction notice demanding the payment of COFINS tax from the periods between August 1995 and December 1996, and between October 1998 and June 2001. As of December 31, 2012, we had provisioned R$ 48.8 million and R$ 194.3 million for each period, respectively, for a total provision of R$ 243.1 million to cover probable losses related to these lawsuits.

We are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions for the period between 2000 and 2006. In these proceedings, we estimate the value of our probable loss to be R$ 29.8 million.

Labor Related Claims

We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2012, we have provisioned R$ 233.7 million to cover probable losses related to these lawsuits.

Regulatory

We are disputing certain regulatory and legal proceedings in connection with ANEEL’s allegations that we violated regulatory standards related to the duration and frequency of power outages experienced by our Final Customers. As of December 31, 2012, we have provisioned R$ 50.9 million to cover probable losses related to these proceedings.

Additional Claims

We are a party to several lawsuits related to accidents involving equipment used in our electricity transmission and distribution systems, vehicle accidents and lawsuits for recovery of commissions by Tradener (more information see note 28.1.4 (b), of our consolidated financial statements). As of December 31, 2012, we have provisioned R$ 176.8 million to cover probable losses related to these lawsuits.

In July 2004, Rio Pedrinho Energética S.A. (“Rio Pedrinho”) and Consórcio Salto Natal Energética S.A. (“Salto Natal”) commenced arbitration proceedings against Copel Distribuição seeking approximately R$ 25.0 million each for outstanding amounts due under energy purchase agreements, and any associated penalties. In September 2005, the arbitration panel ordered Copel Distribuição to pay each company approximately R$ 27.5 million.

We filed a lawsuit in November 2005 in the local courts in Curitiba seeking to annul the decision of the arbitration panel. Subsequently, Rio Pedrinho and Salto Natal filed judicial execution proceedings seeking to require that we pay them the awards granted by the arbitration. As of December 31, 2012, we had provisions of R$ 68.6 million to cover probable losses related to this proceeding.

As the result of a November 2004 lawsuit filed by Ivaí Engenharia de Obras S.A. (“Ivaí”), we were ordered to pay R$ 180.9 million based on a claim by Ivaí that amounts paid by us were insufficient to cover Ivaí’s costs related to Ivaí’s construction work on the Rio Jordão project. We appealed this decision and were partially successful, avoiding the application of the SELIC interest rate in addition to the penalty interest. We were granted an injunction to suspend this payment, which also resulted in the suspension of the provisional enforcement then brought by Ivaí. As of December 31, 2012, we had provisions of R$ 233.7 million to cover probable losses related to this proceeding.

We are a party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines. As of December 31, 2012, we have provisioned R$ 6.0 million to cover a probable losses related to these lawsuits.

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

In accordance with Brazilian Corporate Law, we must maintain a legal reserve, to which we must allocate a minimum of 5% of our net profits for each fiscal year until such reserve reaches an amount equal to 20.0% of our capital stock (calculated in accordance with Brazilian Corporate Law). However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders in a shareholders’ meeting and may be used only for the increase of our capital stock or compensation of losses. At December 31, 2012, our legal reserve was R$ 571.2 million, or approximately 8.3% of our capital stock at that date.

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

•

second, to the extent there are additional amounts to be distributed after all amounts allocated to the Class A Shares have been paid, the holders of Class B Shares have the right to receive a minimum dividend per share equal to (i) the mandatory dividend divided by (ii) the total number of Class B Shares outstanding at the end of the fiscal year in respect of which the dividends have been declared; and

•

third, to the extent that there are additional amounts to be distributed after all amounts allocated to the Class A Shares and the Class B Shares have been paid, the holders of Common Shares have the right to receive an amount per share equal to (i) the mandatory dividend divided by (ii) the total number of Common Shares outstanding at the end of the fiscal year in respect of which dividends have been declared, provided that the Class A Shares and Class B Shares receive dividends per share at least 10% higher than the dividends per share paid to the Common Shares.

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

Pursuant to Brazilian Corporate Law, we may pay interest on equity in lieu of dividends as an alternative form of making distributions to shareholders. We may treat a payment of interest on equity as a deductible expense for tax purposes, provided that it does not exceed the lesser of:

•

the total amount resulting from (i) Long-Term Interest Rate (Taxa de Juros a Longo Prazo, or “TJLP”) multiplied by (ii) the total shareholders’ equity (determined in accordance with Brazilian Corporate Law), less certain deductions prescribed by Brazilian Corporate Law; and

•

the greater of (i) 50.0% of current net income (after the deduction of social contribution on profits (CSLL ‒ Contribuição Social sobre o Lucro Líquido) and before taking such distributions and any deductions for corporate income tax) for the year in respect of which the payment is made or (ii) 50.0% of retained earnings and profit reserves for the year prior to the year in respect of which the payment is made.

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

The table below sets forth the cash distributions we paid as dividends and as interest on equity for the periods indicated.

Year	Payment date	Distribution (R$ thousands)	Payment per share (R$)
			Common	Preferred A	Preferred B
2008	May 2009	261,834	0.91289	1.62979	1.00438
2009	May 2010	249,459	0.86965	1.62979	0.95679
2010	May 2011	281,460	0.98027	2.52507	1.07854
2011	May 2012	421,091	1.46833	2.52507	1.61546
2012	May 2013	268,554	0.93527	2.52507	1.02889

The table below sets forth the cash distributions we paid as dividends and as interest on equity, translated into US$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (US$ thousands)	Payment per thousand shares (US$)
			Common	Preferred A	Preferred B
2008	May 2009	112,039	0.39062	0.69739	0.42977
2009	May 2010	143,268	0.49945	0.93602	0.54950
2010	May 2011	168,923	0.58833	1.51547	0.64731
2011	May 2012	224,486	0.78278	1.34613	0.86121
2012	May 2013	131,419	0.45768	1.23566	0.50349

Item 9.   The Offer and Listing

The principal trading market for the Class B Shares is the BM&FBovespa market, which is maintained by BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”). On March 31, 2013, we had approximately 3,134 shareholders of our Class B Shares.

The following table sets forth the reported high and low closing sale prices for the Class B Shares on the São Paulo Stock Exchange for the periods indicated.

	Price per Class B Shares
	High	Low
	(R$)
2008	34.15	20.20
2009	39.00	21.10
2010	44.60	33.00
2011	46.50	31.93
1st Quarter	45.20	39.70
2nd Quarter	46.50	39.68
3rd Quarter	41.90	33.70
4th Quarter	40.09	31.93
2012	48.29	26.40
1st Quarter	45.52	37.30
2nd Quarter	48.29	39.92
3rd Quarter	44.32	32.31
4th Quarter	33.31	26.40
December	32.35	28.77
2013, up to April 10, 2013
1st Quarter	33.22	27.97
January	33.22	28.98
February	33.19	29.00
March	30.93	27.97
2nd Quarter
April	34.30	31.17

In the United States, the Class B Shares trade in the form of ADSs, each representing one Class B Share (as a result of the reverse stock split), issued by The Bank of New York Mellon, as depositary (“Depositary”) pursuant to a Deposit Agreement (“Deposit Agreement”) between Copel, the Depositary and the registered holders and beneficial owners from time to time of the ADSs. The ADSs trade under the symbols ELP and ELPVY. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

U.S. dollars per ADS

	High	Low
	(US$)
2008	21.78	8.77
2009	22.52	8.32
2010	26.28	18.07
2011	29.41	17.80
1st Quarter	27.79	24.00
2nd Quarter	29.41	25.44
3rd Quarter	27.08	18.21
4th Quarter	21.47	17.80
2012	26.03	17.25
1st Quarter	26.03	20.44
2nd Quarter	25.25	19.93
3rd Quarter	21.97	15.93
4th Quarter	16.42	12.75
December	15.77	13.54
2013, up to April 10, 2013
1st Quarter	16.77	14.05
January	16.43	14.29
February	16.77	14.91
March	15.81	14.05
2nd Quarter
April	17.28	15.63

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

Limitations on Directors’ Powers

Under Brazilian Corporate Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the board of directors or of the board of executive officers related to that transaction, and must disclose the nature and extent of the conflict of interest for transcription in the minutes of the meeting. A director or an executive officer may not transact any business with a company, including accepting any loans, except on reasonable and fair terms for the Company and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. According to our bylaws, shareholders set the aggregate compensation payable to directors and executive officers. For more information, see “Item 6. Directors, Senior Management and Employees”.  Our bylaws do not establish any mandatory retirement age limits.

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

Right of Withdrawal

Brazilian Corporate Law provides that under certain circumstances a dissenting shareholder has the right to withdraw its equity interest from a company and to receive a payment for the portion of shareholder’s equity attributable to his or her equity interest:

Pursuant to Brazilian Corporate Law, each preferred share of a class that is admitted to trading on a Brazilian stock exchange must have the certain rights under the Company’s bylaws.

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

Conversion Rights

Our bylaws provide that the only permitted conversion of shares is Class A Shares are convertible into Class B Shares. Our shares are not otherwise convertible.

Form and Transfer

Our shares are maintained in book-entry form with a transfer agent (“Transfer Agent”). To make a transfer of shares, the Transfer Agent makes an entry in the register, debits the share account of the transferor and credits the share account of the transferee.

Transfers of shares by foreign investors are made in the manner described above and are executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by Resolution 2,689 of January 26, 2000 of the CMN (“Resolution 2,689”) as described under “Exchange Controls” below, the foreign investor must declare the transfer in its electronic registration.

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

The ability to convert into foreign currency dividend payments and proceeds from the sale of Class B Shares or preemptive rights and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank. Any foreign investor who registers with the CVM in accordance with CMN Resolution 2,689 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction.

Annex V to CMN Resolution 1,289 (“Annex V Regulations”) allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADS program is duly registered with the Central Bank and the CVM.

Our bylaws do not impose any limitation on the rights of Brazilian residents or non-residents to hold our shares and exercise the rights in connection therewith.

Disclosure of Shareholder Ownership

Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly reached an interest corresponding to 5% or more of any class of shares, or any rights under such shares, of a publicly traded company must disclose its share ownership to the investor relations officer of such company, which, in turn, must disclose such information to the CVM and to any relevant stock exchange. Any subsequent increase or decrease of 5% or more in ownership of any class of shares must be similarly disclosed. The same reporting obligation applies to any person or group of persons with an interest of 5% or more of any class of shares of a publicly traded company ceases to hold its stake. If such increase results in change of corporate control or administrative structure, or if the increase imposes a public offering, in addition to informing the investor relations officer, a statement containing certain required information must be published in newspapers that are widely circulated in Brazil.

Material Contracts

For information concerning our material contracts, see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”.

Exchange Controls

The ownership of Class A Shares, Class B Shares or Common Shares of the Company by individuals or legal entities domiciled outside Brazil is subject to certain conditions established under Brazilian law, as described below.

The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under Brazilian foreign investment legislation, which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Itaú Unibanco S.A., as custodian for the Class B Shares represented by ADSs (“Custodian”), or holders who have exchanged ADSs for Class B Shares from converting dividends, distributions or the proceeds from any sale of such Class B Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Class B Shares underlying the ADSs.

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

Pursuant to Central Bank Resolution 3,845, the withdrawal of Class B Shares upon cancellation of ADSs requires simultaneous exchange transactions in the event the investor decides not to dispose of those Class B Shares. The simultaneous exchange transactions are required in order to obtain a certificate of registration of Class B Shares with the Central Bank. This transaction will be subject to tax in Brazil. For more information, see “Taxation - Brazilian Tax Considerations - Other Brazilian Taxes”.

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

Generally, gains are defined as the positive difference between the amount realized on the sale or exchange of a security and its acquisition cost. Gains assessed on the disposition of the Class B Shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

1.	exempt from income tax when assessed by a Non-Brazilian Holder registered under Resolution 2,689 of the CMN (“2,689 Holder”) that is not a Tax Haven Holder; or
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

The deposit of Class B Shares in exchange for the ADSs may be subject to Brazilian income tax if the acquisition cost of the Class B Shares is lower than (i) the average price per Class B share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of the deposit; or (ii) if no Class B Shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Class B Shares were sold during the 15 trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the Class B Shares, calculated as set forth above, shall be considered a capital gain subject to income tax at a rate of 15.0% or 25.0% in the case of investors that are Tax Haven Holders. There may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is registered under Resolution 2,689 (other than Tax Haven Holders), which should not be subject to income tax in such a transaction.

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

The withdrawal of Class B Shares upon cancellation of ADSs will be subject to IOF/Exchange at the rate of 0.38%, considering that a simultaneous exchange transaction is required for this operation if the investor remains with the Class B Shares, pursuant to Resolution 3,845, issued by the Brazilian Central Bank.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2013 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

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

Holders of Class B Shares or ADSs that are foreign corporations or nonresident alien individuals, which we call “Non-U.S. Holders”, generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to Class B Shares or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

Taxation of Capital Gains

Upon the sale or other disposition of a Class B Share or ADS, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the Class B Share or ADS (including the gross amount of the proceeds before the deduction of any Brazilian tax) and the U.S. holder’s tax basis in the Class B Share or ADS. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the Class B Share or ADS has been held for more than one year on the date of the disposition. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at preferential rates. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of Class B Shares or ADSs generally will be treated as U.S. source income.

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

Dividends and Paying Agents

Entitlement to dividends arises on the date of acquisition of our shares or ADS. For a description of restrictions related to payments of dividends to foreign investors, see “Memorandum and Articles of Association - Regulation of and Restrictions on Foreign Investors” and “Exchange Controls”. The Depositary will distribute dividends and other distributions to the holders of our ADSs.

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

See Note 35.4 to our consolidated financial statements for disclosure about market risk.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Item 12A. Debt Securities

Not applicable.

Item 12B. Warrants and Rights

Not applicable.

Item 12C. Other Securities

Not applicable.

Item 12D. American Depositary Shares

The Bank of New York Mellon, serves as the depositary for our ADSs. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADS holders are required to pay the Depositary: (i) an annual fee of up to US$ 0.02 per ADS (or portion thereof) for administering the ADS program, and (ii) amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the Depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	US$ 5.00 or less per 100 ADSs (or portion thereof)
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	US$ 5.00 or less per 100 ADSs (or portion thereof)
Distribution of cash dividends	US$ 0.02 or less per ADS
Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to the holder had been shares and the shares had been deposited for issuance of ADSs
Depositary services	US$ 0.02 (or less) per ADSs per calendar year
Transfer and registration of shares on the Depositary’s share register to or from the name of the depositary or its agent when the holder deposits or withdraws shares	Registration or transfer fees
Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the Depositary
Converting foreign currency to U.S. dollars	Expenses of the Depositary
Taxes and other governmental charges the Depositary or the custodian are required to pay on any ADS or share underlying an ADS (e.g., stock transfer taxes, stamp duty or withholding taxes)	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2012, this amount was US$ 643.9 thousand.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

(a)            Disclosure Controls and Procedures

We have carried out an evaluation under supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. Our disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives.

Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2012 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management as appropriate in order to allow timely decisions regarding required disclosure.

(b)            Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal controls were designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2012. In making this assessment, it used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

KPMG Auditores Independentes, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of December 31, 2012.

Changes in Internal Controls

The management of the Company identified no change in its internal control over financial reporting during the fiscal year ended December 31, 2012, that has materially affected or is reasonably likely to materially affect its internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has reviewed the qualifications and backgrounds of the members of the Audit Committee and determined that José Richa Filho is an “audit committee financial expert” within the meaning of Item 16A. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees - Audit Committee”.

Item 16B. Code of Ethics

In November 2003, we adopted a code of ethics that also applies to our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. In June 2008, we updated our code of ethics based on the corporate governance practices issued by the Global Reporting Initiative - GRI,

Accountability 1000 - AA1000. We have posted copies of this code of ethics, which we refer to as our “Code of Conduct”, on our Internet website at the following address: www.copel.com/ir. Copies of our code of ethics may also be obtained without charge by writing to us at the address set forth on the front cover of this Form 20-F. We have not granted any implicit or explicit waivers from any provision of our code of ethics to the officers described above since the adoption of the code.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

KPMG Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2012 and 2011, and Deloitte Touche Tohmatsu Auditores Independentes for the fiscal year ended December 31, 2010.

The table below sets forth the total amount paid to KPMG Auditores Independentes for services performed in 2012 and 2011 and the total amount paid to Deloitte Touche Tohmatsu Auditores Independentes for services performed in 2010, and breaks down these amounts by category of service :

	Year ended December 31,
	2012	2011	2010
	(R$ million)
Audit fees	1.3	1.2	1.5
Audit-related fees	–	–	0.1
Tax fees	–	–	–
All other fees	–	–	–
Total	1.3	1.2	1.6

Audit Fees

Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial information in connection with statutory and regulatory filings or engagements.

Audit Committee Pre-Approval Policies and Procedures

Neither our Board of Directors nor our Audit Committee has established pre-approval policies and procedures for the engagement of our registered public accounting firm for services. Our Board of Directors expressly approves on a case-by-case basis any engagement of our Registered Public Accounting Firm for audit and non-audit services provided to us or our subsidiaries. Our Audit Committee provides recommendations to our Board of Directors regarding such engagements. For more information regarding our Board of Directors and Audit Committee, see “Item 6. Directors, Senior Management and Employees”.

Item 16D. Exemption from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrant’s Certifying Accountant

On April 18, 2011, KPMG Auditores Independentes (“KPMG”) replaced Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) as our independent public accountants for the fiscal years starting January 1, 2011. The change in auditors was made pursuant to a Brazilian law that limits the consecutive terms that certain service providers may serve. Because of the limitations set forth in this law, we did not seek to renew Deloitte’s contract when it expired and Deloitte did not attempt to stand for reelection. The replacement of Deloitte by KPMG was approved by our Board of Directors and Audit Committee. KPMG was engaged as our auditor for the fiscal years ended December 31, 2012 and 2011 and Deloitte was engaged as our auditor for the fiscal year ended December 31, 2010.

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

Copel does not have formal governance guidelines that address all of the matters specified in the NYSE rules. However, Copel has adopted corporate governance guidelines that follow the model proposed by the Instituto Brasileiro de Governança Corporativa ? IBGC (Brazilian Institute of Corporate Governance).

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

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-120.

Item 19. Exhibits

1.1	Amended and Restated By-laws of the Company dated as of April 25, 2013. (English translation).
2.1

Deposit Agreement (preferred shares) dated as of March 21, 1996, as amended and restated as of November 21, 2007, filed with the SEC on February 12, 2009 as an exhibit to our Registration Statement on Form F-6 and in incorporated herein by reference.

4.1

The Adjustment Agreement of August 4, 1994 between the State of Paraná and Companhia Paranaense de Energia ‒ Copel (“Adjustment Agreement”) (incorporated by reference to our Form F-1 333-7148, filed with the SEC on June 30, 1997) and the Deed of Amendment to the Adjustment Agreement (Quarto Termo Aditivo ao Termo de Ajuste celebrado em 21 de janeiro de 2005) (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed with the SEC on June 30, 2006).

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

We omitted from the exhibits filed with or incorporated by reference into this annual report certain promissory notes and other instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

 Technical Glossary

2013 Concession Renewal Law: Brazilian Law no. 12,783 enacted on January 11, 2013, under which most generation, transmission and distribution concessionaires may be renewed at the request of the concessionaire for an additional period of 30 years, but only if the concessionaire agrees to amend the terms of the concession contract to reflect a new tariff regime to be established by ANEEL.

A-1 Auctions: The denomination of electricity auctions in the regulated Brazilian market being held by existing power generators in the year before the initial delivery date.

A-3 Auctions: The denomination of electricity auctions for new generation projects being held in the regulated Brazilian market in the third year before the commencement of commercial operation.

A-5 Auctions: The denomination of electricity auctions for new generation projects being held in the regulated Brazilian market in the fifth year before the initial delivery date of electricity.

Adjustments Auction: The denomination of electricity auctions held by existing power generators in the Brazilian regulated market up to four months before the delivery date.

ADRs: American Depositary Receipts.

ADSs: American Depositary Shares, each representing one Class B Share.

ANATEL: The Brazilian National Telecommunication Agency, or the Agência Nacional de Telecomunicações.

ANEEL: The Brazilian Electricity Regulatory Agency, or the Agência Nacional de Energia Elétrica.

Annex V Regulations: Annex V to Resolution. 1,289.

Annual Permitted Revenues: The annual revenue established by ANEEL to be charged by a transmission concessionaire for the use of its transmission lines by third parties, which include Free Customers, generators and distributors, or Receita Anual Permitida– RAP.

Annual Reference Value:A mechanism established by Brazilian regulation that limits the costs that can be passed through to Final Customers. The mechanism corresponds to the weighted average of the electricity prices in the A-5 and A-3 Auctions (excluding alternative energy auctions), calculated for all distribution companies.

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

BM&FBovespa: The BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros.

BNDES: The Banco Nacional de Desenvolvimento Econômico e Social.

BNDESPAR: BNDES Participações S.A. – BNDESPAR.

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

CBLC: The Companhia Brasileira de Liquidação e Custódia.

CCEAR: The energy purchase agreements in the regulated market, or Contratos de Comercialização de Energia no Ambiente Regulado.

CCEE: The Electric Energy Trading Chamber, or the Câmara de Comercialização de Energia Elétrica.

CDE Account: The Electric Energy Development Account, or Conta de Desenvolvimento Energético, was created by the Brazilian government in 2002 to, amongst others, promote the availability of electric energy services to all of Brazil and the competitiveness of the energy produced by alternative sources. It will be in effect until 2027 and is regulated by the executive branch and managed by Eletrobras.

Central Bank: The Brazilian Central Bank, or Banco Central do Brasil.

Class A Shares: The Company’s class A preferred shares.

Class B Shares: The Company’s class B preferred shares.

CMN: The National Monetary Council of Brazil, or Conselho Monetário Nacional.

CNPE: The National Energy Policy Council of Brazil, or Conselho Nacional de Política Energética.

Code: The U.S. Internal Revenue Code of 1986, as amended.

Common Shares: The Company’s common shares.

Compagas: Companhia Paranaense de Gás.

Copel Distribuição: The Company’s entity engaged in the distribution business.

Copel Geração e Transmissão: The Company’s entity engaged in the generation and transmission business.

CRC Account: The recoverable rate deficit account, or Conta de Resultados a Compensar.

Custodian: Itaú Unibanco S.A., as custodian for the Class B Shares represented by ADSs.

Decree no. 6,306/07: Brazilian tax Decree no. 6,306 of December 14, 2007, which regulating tax on credit, exchange and insurance, or relating to securities – IOF.

Deloitte: Deloitte Touche Tohmatsu Auditores Independentes.

Deposit Agreement: A Deposit Agreement between Copel, the Depositary and the registered holders and beneficial owners from time to time of the ADSs.

Depositary: The Bank of New York Mellon, as depositary.

Distribution: The transfer of electricity from the transmission lines at grid supply points and its delivery to customers through distribution lines at voltages between 13.8 kV and 44 kV.

Distributor: An entity supplying electrical energy to a group of customers by means of a distribution network.

Dividend Threshold: A dividend threshold established by Brazilian Corporate Law, equal to the greater of adjusted net income or income reserves available for distribution.

EER: The Encargo de Energia de Reserva is a regulatory charge designed to raise funds for energy reserves that have been contracted through CCEE.

Elejor: Centrais Elétricas do Rio Jordão S.A.

Eletrosul: Eletrosul Centrais Elétricas S.A.

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

EPE: The Brazilian Energy Research Company, or Empresa de Pesquisa Energética.

Exchange Act of 1934: The United States Securities Exchange Act of 1934, as amended.

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

Fundação Copel: The Fundação Copel de Previdência e Assistência Social is sponsored by the Company and supplements the Brazilian government retirement and health benefits available to employees.

Furnas: Furnas Centrais Elétricas S.A

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

IASB: International Accounting Standards Board.

IFRS: International Financial Reporting Standards.

IGP-DI: The Índice Geral de Preços—Disponibilidade Interna inflation index.

IGP-M Index: The Brazilian General Market Price inflation index, or the Índice Geral de Preços do Mercado.

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

Itaipu: Itaipu Binacional, a hydroelectric facility equally owned by Brazil and Paraguay, with an installed capacity of 14,000 MW.

Ivaí: Ivaí Engenharia de Obras S.A.

Kilovolt (kV): One thousand volts.

Kilowatt (kW): One thousand watts.

Kilowatt hour (kWh): One kilowatt of power supplied or demanded for one hour, or one thousand watt hours.

KPMG: KPMG Auditores Independentes.

Latibex: A Euro-based market for Latin American securities, which is part of the Madrid Stock Exchange.

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

Megavolt Ampère (MVA): One thousand volt ampères.

Megawatt (MW): One million watts.

Megawatt average (MWavg): An amount of energy in MWh divided by the time (in hours) in which such energy is produced or consumed.

Megawatt hour (MWh): One megawatt of power supplied or demanded for one hour, or one million watt hours.

MME: The Brazilian Ministry of Mines and Energy, or the Ministério de Minas e Energia.

MRE: The Energy Reallocation Mechanism is a mechanism which attempts to mitigate the risks borne by hydroelectric generators due to variations in river flows (hydrological risk).

Non-Brazilian Holder: An individual, entity, trust or organization resident or domiciled outside Brazil for purposes of Brazilian taxation that acquires, owns and disposes of Class B Shares or ADSs.

Non-U.S. Holder: Holders of Class B Shares or ADSs that are foreign corporations or nonresident alien individuals.

ONS: The National Electric System Operator, or the Operador Nacional do Sistema Elétrico.

Parcel A Costs: The costs defined by ANEEL as those that are beyond the control of the distributor. Such costs are considered for adjustment and review of distribution tariff rates to Final Customers.

Parcel B Costs: The costs defined by ANEEL as those that are under the control of the distributor. Such costs are considered for adjustment and review of distribution tariff rates to Final Customers.

Rationing Program: A program instituted by the Brazilian government to reduce electricity consumption, in effect from June 1, 2001 to February 28, 2002, given it was a period of low rainfall in Brazil.

Real, Reais or R$: Brazilian reais (plural) and the Brazilian real (singular).

Regulated Market: Market segment in which distribution companies purchase all the electricity needed to supply customers through public auctions. The auction process is administered by ANEEL, either directly or through CCEE, under certain guidelines provided by the MME. The regulated market is generally considered to be more stable in terms of supply of electricity.

Resolution 2,689: Resolution. 2,689 of January 26, 2000 of the CMN.

Retail Tariff: Revenue charged by distribution companies to its customers. Each customer falls within a certain tariff level defined by law and based on the customer’s classification, although some flexibility is available according to the nature of each customer’s demand. Retails tariffs are subject to annual readjustments by ANEEL.

RGR Fund: A reserve fund designed to provide compensatory payments to energy companies for certain assets used in connection with a concession if the concession is revoked or is not renewed.

Sanepar: Companhia de Saneamento do Paraná –  Sanepar.

Securities Act: The United States Securities Act of 1933, as amended.

Sercomtel: Sercomtel Telecomunicações S.A. and Sercomtel Celular S.A.

Sercomtel Celular: Sercomel Celular S.A.

Sercomtel Telecomunicações: Sercomtel Telecomunicações S.A.

Shareholders’ Agreement: A shareholders’ agreement dated December 22, 1998, as amended on March 29, 2001, between the State of Paraná and BNDESPAR.

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

Tax Haven Holder:A shareholder situated in tax haven jurisdictions (that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment or the beneficial owner of the income derived from transactions carried out and attributable to a Non-Brazilian Holder).

Thermoelectric Plant: A generating unit which uses combustible fuel, such as coal, oil, diesel natural gas or other hydrocarbon as the source of energy to drive the electric generator.

TJLP: The Long-Term Interest Rate, or the Taxa de Juros a Longo Prazo, the Brazilian federal government’s long-term interest rate.

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

TUSD: The tariff established by ANEEL for network usage charges, which are charges for the use of the proprietary local grid of distribution companies.

TUST: The tariff established by ANEEL for the use of the transmission system, which is the Interconnected Transmission System and its ancillary facilities.

U.S. Dollars, dollars, or US$: United States dollars.

U.S. holder: A beneficial holder of a Class B Share or an ADS that is (i) an individual citizen or resident of the United States of America, (ii) a corporation, or any other entity taxable as a corporation, organized under the laws of the United States of America, any state thereof, or the District of Columbia, or (iii) otherwise subject to U.S. federal income taxation on a net basis with respect to the Class B Share or ADS.

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

Companhia Paranaense De Energia – Copel

By: /s/ Lindolfo Zimmer

Name: Lindolfo Zimmer

Title: Chief Executive Officer

By: /s/ Luiz Eduardo da Veiga Sebastiani

Name: Luiz Eduardo da Veiga Sebastiani

Title: Chief Financial Officer

Date: April 26, 2013

Companhia Paranaense de Energia - Copel

Consolidated Financial Statements as of

December 31, 2012, 2011 and 2010 and Reports

of Independent Registered Public

Accounting Firms

KPMG Auditores Independentes Al. Dr. Carlos de Carvalho, 417 - 16º 80410-180 - Curitiba, PR - Brasil Caixa Postal 13533 80420-990 - Curitiba, PR - Brasil	Central Tel 55 (41) 3544-4747 Fax 55 (41) 3544-4750 Internet www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Companhia Paranaense de Energia – COPEL

We have audited the accompanying consolidated statements of financial position of Companhia Paranaense de Energia – COPEL and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2012. We also have audited the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

KPMG Auditores Independentes., uma sociedade simples brasileira, de responsabilidade limitada, e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Curitiba, Brazil

April 16, 2013

 KPMG Auditores Independentes

Deloitte Touche Tohmatsu Rua Pasteur, 463 - 5º andar Curitiba – PR – 80250-080 Brasil Tel: + 55 (41) 3312-1400 Fax:+ 55 (41) 3312-1470 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Companhia Paranaense de Energia - COPEL
Curitiba - PR, Brazil

We have audited the accompanying consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows of Companhia Paranaense de Energia - COPEL and subsidiaries (the “Company”) for the year ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Companhia Paranaense de Energia - COPEL and subsidiaries for the year ended December 31, 2010, in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Curitiba, Paraná, Brazil

June 16, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Financial Position

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note
		12.31.2012	12.31.2011

CURRENT ASSETS
Cash and cash equivalents	4	1,483,137	1,049,125
Bonds and securities	5	635,501	582,019
Collaterals and escrow accounts	6	36,812	2,668
Trade accounts receivable	7	1,489,173	1,368,366
Dividends receivable	15	9,555	17,906
CRC transferred to the State Government of Paraná	8	75,930	65,862
Accounts receivable related to the concession	9	5,319	80,626
Accounts receivable related to the concession extension	10	356,085	-
Other current receivables	11	235,281	161,313
Inventories	12	124,809	103,802
Income Tax and Social Contribution	13	193,158	215,381
Other current recoverable taxes	13	49,491	50,357
Prepaid expenses		5,004	4,588
		4,699,255	3,702,013
NON-CURRENT ASSETS
Long Term Assets
Bonds and Securities	5	128,515	62,589
Collaterals and Escrow Accounts	6	43,246	37,553
Trade Accounts Receivable	7	26,171	32,452
CRC transferred to the State Government of Paraná	8	1,308,354	1,280,598
Judicial Deposits	14	574,473	430,817
Accounts receivable related to the concession	9	2,684,792	3,236,474
Accounts receivable related to the concession extension	10	717,805	-
Other non-current receivables	11	22,728	17,033
Income Tax and Social Contribution	13	19,995	18,714
Other non-current recoverable taxes	13	120,189	77,912
Deferred income tax and social contribution	13	647,804	465,536
Prepaid expenses		8,832	190
		6,302,904	5,659,868

Investments	16	543,036	549,158
Property, plant and equipment, net	17	7,871,849	7,209,123
Intangible assets	18	1,794,510	1,721,857

		16,512,299	15,140,006

TOTAL ASSETS		21,211,554	18,842,019
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Financial Position

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note
		12.31.2012	12.31.2011

CURRENT LIABILITIES
Payroll, social charges and accruals	19	384,150	224,095
Suppliers	20	1,136,359	747,453
Income Tax and Social Contribution Payable	13	170,189	151,790
Other taxes due	13	290,896	288,457
Loans and financing	21	261,290	116,487
Debentures	22	12,719	-
Minimum compulsory dividend payable		204,780	135,744
Post employment benefits	23	25,819	36,037
Customers charges due	24	56,498	70,511
Research and Development and Energy Efficiency	25	159,599	156,915
Accounts Payable related to concession - Use of Public Property	26	48,477	44,656
Other Accounts Payable	27	97,042	86,676
		2,847,818	2,058,821
NON-CURRENT LIABILITIES
Suppliers	20	100,996	108,462
Tax liabilities	13	-	152
Deferred income tax and social contribution	13	615,924	648,266
Loans and financing	21	1,989,588	2,057,985
Debentures	22	997,958	-
Post employment benefits	23	502,423	432,838
Research and Development and Energy Efficiency	25	104,561	94,649
Accounts Payable related to concession - Use of Public Property	26	399,080	370,442
Other Accounts Payable	27	-	53
Provision for contingencies	28	1,155,708	1,000,823
		5,866,238	4,713,670
EQUITY	29
Attributable to controlling shareholder's
Capital		6,910,000	6,910,000
Equity valuation adjustments		1,350,002	1,457,081
Legal reserves		571,221	536,187
Profit retention reserve		3,337,295	2,838,551
Additional proposed dividends		64,474	84,875
		12,232,992	11,826,694

Attributable to non-controlling interest		264,506	242,834

		12,497,498	12,069,528

TOTAL LIABILITIES		21,211,554	18,842,019
Notes are an integral part of these consolidated financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Income

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS	Note
		12.31.2012	12.31.2011	12.31.2010
OPERATING REVENUES	30	8,532,217	7,776,165	6,901,113
COST OF SALES AND SERVICES PROVIDED	31
Electricity purchased for resale	31	(2,807,735)	(2,152,545)	(1,972,275)
Use of main distribution and transmission grid	31	(772,361)	(632,518)	(592,741)
Personnel and management	31	(944,913)	(753,022)	(634,277)
Pension and healthcare plans	31	(141,368)	(117,460)	(97,528)
Materials and supplies	31	(60,798)	(76,213)	(75,533)
Materials and supplies for power	31	(25,511)	(25,031)	(22,975)
Natural gas and supplies for the gas business	31	(247,770)	(186,931)	(144,648)
Third-party services	31	(291,048)	(267,603)	(245,232)
Depreciation and amortization	31	(508,887)	(519,536)	(511,491)
Construction cost	31	(771,912)	(731,443)	(662,887)
Other costs and expenses	31	(6,668)	5,287	(16,556)
		(6,578,971)	(5,457,015)	(4,976,143)
GROSS PROFIT		1,953,246	2,319,150	1,924,970
Operational expenses / income
Selling expenses	31	(65,659)	(113,764)	(62,466)
General and administrative expenses	31	(544,828)	(461,452)	(353,626)
Other operational income	31	(353,280)	(440,440)	(575,908)
Equity in earnings of subsidiaries	16	11,040	55,654	99,337
		(952,727)	(960,002)	(892,663)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		1,000,519	1,359,148	1,032,307
Financial results
Financial income	32	648,938	577,532	652,231
Financial expenses	32	(676,759)	(352,764)	(303,806)
		(27,821)	224,768	348,425
Profit Before Income Tax and Social Contribution		972,698	1,583,916	1,380,732
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	13	(458,312)	(611,601)	(497,968)
Deferred	13	212,134	204,539	127,517
		(246,178)	(407,062)	(370,451)
NET INCOME FOR THE YEAR		726,520	1,176,854	1,010,281
Attributed to controlling shareholders		700,688	1,157,690	987,807
Attributed to non-controlling interest		25,832	19,164	22,474
Basic and diluted net earning per share attributed
To parent company shareholders - in reais
Class "A" Preferred shares	29	4.1742	5.3315	5.2075
Class "B" Preferred shares	29	2.6879	4.4435	3.7904
Ordinary shares	29	2.4435	4.0392	3.4456
Notes are an integral part of these consolidated financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Comprehensive Income

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note
		12.31.2012	12.31.2011	12.31.2010

NET INCOME FOR THE YEAR		726,520	1,176,854	1,010,281
Other comprehensive income
Gains (loss) of financial assets classified as available for sale:
Financial investments	29.1.3	2,261	2,962	-
Concession	29.1.3	(13,116)	(7,282)	3,029
Investments	29.1.3	406	5,647	-
Other	29.1.3	3,164	-	-
(-) Taxes on financial asset adjustments	29.1.3	2,476	(451)	(1,030)
Other comprehensive income, net of taxes		(4,809)	876	1,999

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		721,711	1,177,730	1,012,280

Attributed to controlling shareholders		695,253	1,158,566	989,806
Attributed to non-controlling interests		26,458	19,164	22,474
Notes are an integral part of these consolidated financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Changes in Equity

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Attributable to Parent Company

					Profit reserves
	Capital	Capital	Equity valuation	Accumulated Other Comprehensive	Legal	Profit retention	Additional proposed	Accumulated		Attributable to non-controlling	Total
		reserves	adjustments	Income	reserve	reserve	dividends	profit	Total	interests	consolidated
Balances as of January 1, 2010	4,460,000	838,340	1,649,170	11,464	428,912	2,908,112	-	-	10,295,998	228,365	10,524,363
Net income for the year	-	-	-	-	-	-	-	987,807	987,807	22,474	1,010,281
Other comprehensive income
Adjustments related to financial assets classified as available for sale, net of taxes	-	-		1,999	-	-	-	-	1,999	-	1,999
Total comprehensive income for the year	-	-		1,999	-	-	-	987,807	989,806	22,474	1,012,280
Realization of equity valuation adjustments	-	-	(103,117)	-	-	-	-	103,117	-	-	-
Capital increase	2,450,000	(838,340)	-	-	-	(1,611,660)	-	-	-	-	-
Reimbursement of advances for future capital increase	-	-	-	-	-	-	-	-	-	30,813	30,813
Allocations proposed to GSM
Legal reserve	-	-	-	-	49,390	-	-	(49,390)	-	-	-
Interest on own capital	-	-	-	-	-	-	-	(200,000)	(200,000)	-	(200,000)
Dividends	-	-	-	-	-	-	25,779	(81,460)	(55,681)	(15,949)	(71,630)
Profit retention reserve	-	-	-	-	-	760,074	-	(760,074)	-	-	-
Balances as of December 31, 2010	6,910,000	-	1,546,053	13,463	478,302	2,056,526	25,779	-	11,030,123	265,703	11,295,826
Net income for the year	-	-	-	-	-	-	-	1,157,690	1,157,690	19,164	1,176,854
Other comprehensive income
Adjustments related to financial assets classified as available for sale, net of taxes	-	-	-	876	-	-	-	-	876	-	876
Total comprehensive income for the year	-	-	-	876	-	-	-	1,157,690	1,158,566	19,164	1,177,730
Deliberation of additional dividends proposed	-	-	-	-	-	-	(25,779)	-	(25,779)	-	(25,779)
Realization of equity valuation adjustments	-	-	(103,311)	-	-	-	-	103,311	-	-	-
Reimbursement of advances for future capital increase	-	-	-	-	-	-	-	-	-	(30,813)	(30,813)
Allocations proposed to GSM
Legal reserve	-	-	-	-	57,885	-	-	(57,885)	-	-	-
Interest on own capital	-	-	-	-	-	-	84,875	(421,091)	(336,216)	-	(336,216)
Dividends	-	-	-	-	-	-	-	-	-	(11,220)	(11,220)
Profit retention reserve	-	-	-	-	-	782,025	-	(782,025)	-	-	-
Balances as of December 31, 2011	6,910,000	-	1,442,742	14,339	536,187	2,838,551	84,875	-	11,826,694	242,834	12,069,528
Net income for the year	-	-	-	-	-	-	-	700,688	700,688	25,832	726,520
Other comprehensive income
Adjustments related to financial assets classified as available for sale, net of taxes	-	-	-	(5,435)	-	-	-	-	(5,435)	626	(4,809)
Total comprehensive income for the year	-	-	-	(5,435)	-	-	-	700,688	695,253	26,458	721,711
Deliberation of additional dividends proposed	-	-	-	-	-	-	(84,875)	-	(84,875)	-	(84,875)
Realization of equity valuation adjustments	-	-	(101,644)	-	-	-	-	101,644	-	-	-
Allocations proposed to GSM
Legal reserve	-	-	-	-	35,034	-	-	(35,034)	-	-	-
Interest on own capital	-	-	-	-	-	-	-	(138,072)	(138,072)	-	(138,072)
Dividends	-	-	-	-	-	-	64,474	(130,482)	(66,008)	(4,786)	(70,794)
Profit retention reserve	-	-	-	-	-	498,744	-	(498,744)	-	-	-
Balances as of December 31, 2012	6,910,000	-	1,341,098	8,904	571,221	3,337,295	64,474	-	12,232,992	264,506	12,497,498
Notes are an integral part of these consolidated financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Changes in Cash Flows

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note
		12.31.2012	12.31.2011	12.31.2010

Cash flows from operational activities
Net income for the year		726,520	1,176,854	1,010,281

Adjustments to reconcile net income for the year with cash generated from operating activities
Depreciation	17.3	331,333	336,033	336,902
Amortization of intangible assets - concessions	18	214,022	214,515	200,992
Amortization of intangible assets - others	18	4,503	1,887	4,368
Amortization of investments - Concession rights	16.1	730	730	730
Unrealized monetary and exchange variations - net		(90,346)	75,630	(116,826)
Fair value adjustment of the accounts receivable related to concession	9.1	401,104	-	-
Remuneration of accounts receivable related to concession	9.1	(396,636)	(330,217)	(189,243)
Equity in earnings of subsidiaries	16.1	(11,040)	(55,654)	(99,337)
Income tax and social contribution		458,312	611,601	497,968
Deferred income tax and social contribution	13.2.1	(212,134)	(204,539)	(127,517)
Allowance for doubtful accounts	31.5	22,826	75,556	26,424
Provisions (reversals) for losses on taxes recoverable	31.5	(3,135)	46,802	-
Provisions for losses from devaluation of investments	31.5	-	398	2,114
Provision (reversal) for legal claims	31.5	199,105	166,899	334,238
Provision for post employment benefits	23.3	196,087	158,251	131,684
Provision for research and development and energy efficiency	25.2	74,464	68,048	61,339
Write off of accounts receivable related to concession	9.1	24,313	25,895	25,707
Write off of investiments	16.1	-	224	589
Write off of property, plant and equipment	17.3	3,873	23,091	26,641
Write off of intangible assets	18	8,322	12,762	14,871
Write off of intangible assets related to concession - goodwill		-	-	44,572

Decrease (increase) in assets
Trade accounts receivable		104,421	(75,867)	84,274
Dividends and interest on own capital received		33,078	21,305	18,067
CRC transferred to the Government of the State of Paraná	8.2	150,864	143,683	129,095
Judicial deposits		(143,656)	(30,118)	(241,687)
Other receivables		(78,584)	(1,995)	(26,522)
Inventories		(21,007)	17,622	(9,322)
Income tax and social contribution		20,942	(63,541)	104,587
Other current taxes recoverable		(17,854)	(41,126)	3,630
Receivable from related parties		-	1,575	(1,575)
Prepaid expenses		(9,058)	377	1

Increase (decrease) in liabilities
Payroll, social charges and accruals		160,055	48,493	(31,373)
Suppliers		151,823	(105,370)	(57,915)
Income tax and social contribution paid		(439,913)	(613,060)	(469,224)
Other taxes		2,287	(124,574)	(62,932)
Loans and financing - interest due and paid	21.9	(158,309)	(125,247)	(106,408)
Debentures - interest due and paid	22.2	(2,139)	(69,251)	(71,338)
Post employment benefits	23.3	(136,720)	(97,839)	(98,702)
Customer charges due		(14,013)	14,406	26,582
Research and development and energy efficiency	25.2	(76,613)	(81,873)	(45,399)
Payable related to the concession - use of public property	26.1	(44,411)	(41,239)	(38,274)
Other accounts payable		10,939	15,287	(16,349)
Provisions for legal claims	28	(49,139)	(48,518)	(27,971)

Net cash generated from operating activities		1,395,216	1,147,896	1,247,742
(continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Changes in Cash Flows

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(continued)
	Note
		12.31.2012	12.31.2011	12.31.2010

Cash flows from investment activities
Financial investments		(151,287)	(38,332)	(183,880)
Additions Costa Oeste - net effect of acquired cash		-	(12)	-
Additions Cutia - net effect of acquired cash		-	(4,310)	-
Additions Caiuá - net effect of acquired cash		(30)	-	-
Additions Integração Maranhense - net effect of acquired cash		(53)	-	-
Additions Matrinchã - net effect of acquired cash		(313)	-	-
Additions Guaraciaba - net effect of acquired cash		(169)	-	-
Additions in investments	16.1	(7,889)	(39,157)	(180)
Additions to property, plant and equipment	17.3	(875,604)	(821,919)	(353,367)
Customer’s financial contributions	17.3	15	-	-
Additions to intangible assets related to the concession	18	(840,119)	(808,687)	(655,411)
Customer’s financial contributions	18	107,980	94,396	89,177
Additions to other intangible assets	18	(13,076)	(11,033)	(28,177)
Write off of intangible assets	18	191	-	-
Net cash generated from (used in) investing activities		(1,780,354)	(1,629,054)	(1,131,838)
Cash flows from financing activities
Reimbursement of advances for future capital increase in subsidiaries by non-controlling	29.2	-	(30,813)	30,813
Loans and financing obtained from third parties	21.9	81,723	816,431	552,479
Issue of debentures	22.2	1,000,000	-	-
Amortization of principal - loans and financing	21.9	(37,868)	(48,646)	(46,593)
Amortization of principal - debentures	22.2	-	(600,000)	(177,908)
Dividends and interest on own capital paid		(224,705)	(401,105)	(198,802)
Net cash (used in) provided by financing activities		819,150	(264,133)	159,989
Total effects on cash and cash equivalents		434,012	(745,291)	275,893
Cash and cash equivalents at the beginning of the year	4	1,049,125	1,794,416	1,518,523
Cash and cash equivalents at the end of the year	4	1,483,137	1,049,125	1,794,416

Change in cash and cash equivalents		434,012	(745,291)	275,893
Notes are an integral part of these consolidated financial statements
Additional information on cash flows
Transactions not involving cash
Acquisition of property, plant and equipment with an increase in the balance of suppliers		119,590	64,913	14,781

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.     General Information

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBovespa’s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. These activities are regulated by the National Eletric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL), which reports to the Ministry of Mines and Energy (Ministério de Minas e Energia or MME). Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water utility.

1.1          Direct and indirect subsidiaries and interest in consortiums

Percentage of share capital	Copel %	Copel GeT %	Main Activity
Subsidiaries
Copel Geração e Transmissão S.A. (Copel GeT)	100.00	-	Production and transmission of electricity
Copel Distribuição S.A.	100.00	-	Distribution and marketing of electricity
Copel Telecomunicações S.A.	100.00	-	Telecommunication and communication services
Companhia Paranaense de Gás - Compagas	51.00	-	Distribution of pipeline gas
Elejor - Centrais Elétricas do Rio Jordão S.A.	70.00	-	Production of electricity
UEG Araucária Ltda.	20.00	60.00	Production of electricity from natural gas

Jointly-controlled entities
Dominó Holdings S.A.	45.00	-	Interest in sewage treatment company
Cutia Empreendimentos Eólicos SPE S.A. (a)	49.90	-	Production of electricity from wind sources
Costa Oeste Transmissora de Energia S.A. (a)	-	51.00	Transmission of electricity
Marumbi Transmissora de Energia S.A. (a)	-	80.00	Transmission of electricity
Transmissora Sul Brasileira de Energia S.A. (a)	-	20.00	Transmission of electricity
Caiuá Transmissora de Energia S.A. (a)	-	49.00	Transmission of electricity
Integração Maranhense Transmissora de Energia S.A. (a)	-	49.00	Transmission of electricity
Matrinchã Transmissora de Energia (TP NORTE) S.A. (a)	-	49.00	Transmission of electricity
Guaraciaba Transmissora de Energia (TP SUL) S.A. (a)	-	49.00	Transmission of electricity
Paranaíba Transmissora de Energia S.A. (a)	-	24.50	Transmission of electricity

Consortiums
Consórcio Energético Cruzeiro do Sul	-	51.00	Exploration of Mauá hydroelectric power plant
Consórcio Tapajós	-	11.11	Environmental assessment and studies on the use of resources hydroelectric
a) Pre-operating stage

The maturity dates of concessions and authorizations are disclosed at Note 35.4.7.

2.     Basis of Preparation

2.1.            Statement of compliance

The consolidated financial statements prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and also in accordance with accounting practices adopted in Brazil.

2.2.            Basis of measurement

The financial statements were prepared based on historic cost, except for certain financial instruments which were stated at fair values through profit or loss, and financial assets held for sale measured at their fair values.

2.3.            Functional currency and presentation currency

The consolidated financial statements are presented in Brazilian Reais, which is the functional currency of the Company. All financial information present in Brazilian Reais was rounded to the nearest thousand, except when otherwise indicated.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.4.            Use of estimates and judgment

According to IFRS, the preparation of individual and consolidated financial statements requires that the company’s senior management make judgments, estimates and assumptions which affect the application of accounting policies and assets, liabilities, income and expenses reported values. The actual results may divert from these estimates.

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

Note no. 9 - Accounts receivable related to the concession;

Note no. 10 - Accounts receivable related to the concession extension;

Note no. 13.2 - Deferred income tax and social contribution;

Note no. 18.1 - Concession - Copel Distribuição; and

Note no. 34 - Operating lease agreements.

Information about uncertainty over assumptions and estimates that may present a significant risk of resulting in material adjustments in the next fiscal year is included in the following notes:

Note no. 3.11 - Impairment value of assets;

Note no. 3.20.1 - Unbilled revenues;

Note no. 7 - Trade account receivable (Allowance for doubtful debts, CCEE and Unbilled revenues);

Note no. 17 - Property, plant and equipment;

Note no. 18 - Intangible assets;

Note no. 23 - Post-Employment benefits;

Note no. 28 - Provision for contingencies; and

Note no. 35 - Financial Instruments.

2.5.            Reclassification of deferred income tax and social contribution

In 2012 the Company is offsetting deferred tax assets and liabilities, reporting them net when those taxes are related to the same taxable entity and the Company intend to settle them on a net basis.

For comparison purposes, the asset and liability balances of deferred income tax and social contribution accounts as of December 31, 2011, are being restated to present them net, as shown below:

	Published	Reclassified
Deferred income tax and social contribution
Non-current Assets	745,180	465,536
Non-current Liabilities	927,910	648,266

3.     Main Accounting Policies

3.1.            Basis for consolidation

3.1.1.      Subsidiaries and jointly-controlled entities

The consolidated financial statements include the financial statements of the Company, its subsidiaries and jointly-controlled entities.

It is considered as a jointly-controlled entity when no shareholder, bound to an agreement, exercises individually the power of financial and operating decisions, regardless of the percentage of the voting capital it holds.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The subsidiaries’ and jointly-controlled entities’ financial statements are included in the consolidated financial statements starting in the date that the control or shared control started until the date that they cease to exist. The asset, liability and statement of income accounts of subsidiaries are fully consolidated line by line and the accounts of jointly-controlled entities are consolidated in proportion to ownership interest.

When necessary, the financial statements of the subsidiaries are adjusted to adapt the accounting policies established by the Company. All of the transactions, balances, income and expenses between the intra-group companies are eliminated in the consolidated financial statements.

In the parent company's financial statements, the interests in subsidiaries and jointly-controlled entities are recognized in accordance with the equity accounting method.

3.1.2.      Investments in associate companies

The results, assets, and liabilities of associates are recognized in the consolidated financial statements according to the equity method. Pursuant to the equity method, investments in associates are at first recorded at cost and then adjusted for purposes of accounting of the Company’s share of comprehensive income/loss. When the Company’s share of losses in an investee exceeds its interest in it, the Company no longer recognizes these additional losses. Any additional losses are only recognized if the Company has incurred legal obligations or other liabilities or has made payments on behalf of the investee.

3.2.            Cash and cash equivalents

They comprise cash balances, bank deposits on demand and highly liquid short-term financial investments that can be redeemed within 90 days from the date of making the investment and which are readily convertible into cash. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

3.3.            Bonds and Securities

It comprises financial instruments classified as available for sale, held for trading and held to maturity. The accounting treatment of these financial instruments is described in item 3.23.

3.4.            Trade Accounts Receivable

Trade accounts receivable are considered financial assets classified as loans and receivables and are recorded based on an accrual basis.

The trade accounts receivable debt balances paid in instalments are discounted to present value, taking into consideration the amount to be discounted, the dates of realization, the dates of settlement and the discount rate.

The balance of trade accounts receivable is presented net of the allowance for doubtful accounts.

The allowance for doubtful accounts is recorded in amounts deemed sufficient by Copel’s senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely.

The allowance for doubtful accounts is recorded considering the parameters recommended by ANEEL, based on amounts receivable from residential class customers overdue more than 90 days, from commercial class customers overdue more than 180 days and from industrial and rural customers, public authorities, public lighting and public utilities overdue more than 360 days in addition to experience with respect to the past history of actual losses. It comprises receivables billed until the balance sheet date.

3.5.            Accounts receivable related to the concession

3.5.1.      Financial assets – distribution

These refer to reimbursements set forth in the public power distribution service concession agreements, which the Company understands as an unconditional right to cash payments upon expiration of the concession from the granting authority. These reimbursements are designed to compensate the Company for the investments made in infrastructure which have not been recovered through the collection of tariffs at the end of the concession because of their useful lives being longer than the term of said concession.

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

Since there is not an active market for these financial assets, the Company determines their fair value using the same components of the regulatory compensation rate set forth by ANEEL (regulatory WACC). These components, updated as of the date of the statement of financial position, determine the new interest rate used by the Company to restate to present value the  cash flows set forth in the last periodic rate review and estimated until the next review in 2016. Due to the nature of these financial assets, the Company believes this methodology is the one which better reflects their fair value in the view of market participants, since the rate of return set forth by ANEEL takes into consideration, in addition to the risk-free rates of return, all risks inherent to the sector. Adjustments arriving from the changes in fair value due to the difference between the fair value WACC and the regulatory WACC are recognized in Equity, when applicable.

3.5.2.      Financial assets - Transmission

These refer to receivables in connection with the power transmission concession agreements and include the following amounts: (i) revenues from the construction of transmission infrastructure for use by system users; (ii) the financial return on these revenues guaranteed by the granting authority during the term of the concession.

Revenues under power transmission concession agreements are collected by making infrastructure available to system users, are not subject to demand risk, and are thus considered guaranteed revenues, called Annual Permitted Revenues (Receita Anual Permitida or RAP) to be collected over the term of the concession. Amounts are billed monthly to the users of this infrastructure, pursuant to reports issued by the National System Operator (Operador Nacional do Sistema or ONS). Upon expiration of the concession, any uncollected amounts related to the construction of infrastructure shall be received directly from the granting authority, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through tariffs (RAP).

These financial assets do not have an active market, present fixed and ascertainable cash flows, and are thus classified as “loans and receivables”. They are initially estimated based on the respective fair values and later measured according to the amortized cost calculated under the effective interest rate method.

3.6.            Inventories (including those under property, plant and equipment)

Materials and supplies in inventory, classified under current assets and those assigned for investments, classified under property, plant and equipment, have been recorded at their average acquisition cost. Recorded amounts do not exceed their estimated sale price (realizable value), minus all estimated costs of completion and required costs for carrying out the sale.

3.7.            Taxes and social contributions

Sales and services revenues are subject to value-added tax (Imposto sobre Circulação de Mercadorias e Serviços or ICMS) and service tax (Imposto sobre Serviços or ISS), at the applicable rates, and to the PIS (Social Integration Program) and COFINS (Contribution for the Financing of Social Security).

Credits resulting from the non-cumulative nature of PIS and COFINS charges are accounted for by deducting such from the operating cost in the statement of income.

Credits resulting from the non-cumulative nature of ICMS, PIS and COFINS related to acquisitions to fixed assets are presented by deducting the cost of their assets.

Advance payments of amounts eligible for offsetting are accounted for in current or non-current assets, according to their expected realization.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income tax and social contribution are recognized in their entirety on the differences between assets and liabilities recognized for tax purposes and the related amounts recognized in the financial statements. However, they are not recognized if generated in the initial recording of assets and liabilities in transactions that do not affect the tax bases, except in business combinations. Deferred taxes are calculated considering the rates prevailing on the date of preparation of the financial statements and which are expected to apply when the related income taxes and social contribution are paid.

Deferred income tax and social contribution assets are recognized only to the extent that it is likely that there will be a positive taxable base for which the temporary differences can be used and the tax losses can be offset.

Deferred tax assets and liabilities are offset if there is a legal right to offset current tax liabilities and assets, and they are related to income taxes levied by the same tax authority on the same entity subject to taxation.

Medida Provisória no. 449/08, converted into Law no. 11,941/09, created the Transitional Tax Regime (Regime Tributário de Transição or RTT), applicable to entities subject to corporate income tax (Imposto de Renda da Pessoa Jurídica or IRPJ) based on taxable income. The adoption of this regime was optional in 2008 and 2009, whereas in 2010 it became mandatory and will remain so until a new law is passed governing the tax effects of the new accounting methods and criteria, with a view to tax neutrality.

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

3.8.            Property, plant and equipment

These assets are depreciated according to the linear method based on annual rates set forth and reviewed periodically by ANEEL, which are used and accepted by the market as representative of the economic useful life of the assets related to concession's infrastructure, limited to the term of mentioned concession, when after the legal analysis of the right to compensation over the residual assets had not be guaranteed. The estimated useful life, the residual amounts, and depreciation rates are reviewed as of the date of the statement of financial position, and the effect of any changes in estimates is recorded prospectively.

Costs directly attributable to construction work as well as interest and financial charges on loans from third-parties during construction are recorded under property, plant and equipment in progress.

3.9.            Intangible

3.9.1.      Concession agreements – distribution

These comprise the right to access and to commercial operation of infrastructure, built or acquired by the operator or provided to be used by the operator as part of the electric energy public service concession agreement (the right to charge fees to the users of the public service provided by the operator), in compliance with IAS 38 – Intangible Assets IFRIC 12– Concession agreements.

Intangible assets are determined as the remaining portion after the assessment of the financial assets (residual amount), due to their recovery being conditioned upon the rendering of the corresponding public service, i.e., the consumption of power by customers, subject thus to demand risk.

Intangible assets are recorded at their fair acquisition and construction value, minus accumulated amortization and impairment losses, when applicable.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The amortization of intangible assets reflects the pattern of estimated accrual of the corresponding economic benefits by Copel Distribuição, with expectation of average amortization during the term of the concession.

3.9.2.      Intangible assets acquired separately

Intangible assets with defined useful lives acquired separately are recorded at cost, minus accumulated amortization and impairment losses. Amortization is recorded linearly based on the estimated useful lives of the corresponding assets. The estimated useful lives and the amortization method are reviewed at year-end, and the effect of any changes in estimates is recorded prospectively.

3.9.3.      Write-off of intangible assets

Intangible assets are written-off upon sale or whenever there are no future economic benefits from use or sale to be received. Any gains or losses resulting from the write-off of intangible assets, measured as the difference between the net sale revenue and the asset's book value, are recorded to income or expense at the time of write-off.

3.10.        Intangible assets - concessions

Intangible assets recorded when they were acquired through the purchase of shares of companies that own the concession rights are being amortized by their respective remaining period of concession (concession right with defined life acquired).

3.11.        Impairment value of assets

Property, plant and equipment and intangible assets are assessed annually to detect evidence of unrecoverable losses or whenever significant events or changes in circumstances indicate that the book value of any such asset may not be recoverable. Whenever there is a loss resulting from situations where an asset’s book value exceeds its recoverable value, defined as the greater between the asset’s value in use and its net sale value, this loss is recorded in the statement of income.

3.12.        Dividends and interest on capital

The distribution of dividends and interest on capital are recorded as a liability in the Company’s financial statements at the end of the fiscal year, based on its by-laws. However, any amounts above the minimum mandatory dividends are only recorded under liabilities on the date they are approved and announced at the General Shareholders’ Meeting (GSM). The tax benefit of interest on capital is recorded in the statement of income in the moment of its entry in accounts payable, at the time of their recording in accounts payable.

3.13.        Post-employment benefits

The Company sponsors benefit plans to its employees, described in detail in Note 23. The amounts of these actuarial obligations (contributions, costs, liabilities, and/or assets) are calculated annually by an independent actuary on the same base date as the end of the fiscal period and are recorded pursuant to IAS 19.

The adoption of the projected credit unit method adds each year of service as the source of an additional benefit unit, adding up to the calculation of the final liability.

Other actuarial assumptions are used which take into account biometric and economic tables in addition to historical data from the benefits plans, obtained from the manager of these plans, the Fundação Copel.

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized according to the corridor approach, i.e., gains and losses are only recorded to the extent they exceed 10% of the plan assets or 10% of the accumulated projected employee benefits liabilities, the larger of the two.

3.14.        Research and Development Program - R&D - and Energy Efficiency Program – EEP

These are research and development and energy efficiency programs to which electric energy licensees are required to allocate 1% of their net operating revenues as defined by ANEEL pursuant to Law no. 9,991/00 and ANEEL Resolutions no. 300/08, 316/08 and 504/12.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.15.        Accounts payable related to concession – use of public property

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

3.16.        Provision for environmental costs and obligations

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

3.17.        Provisions

Provisions are recorded for current liabilities (legal or assumed) resulting from past events, whose amounts may be estimated reliably and whose settlement is likely.

The estimates of outcomes and financial effects are determined in accordance with the judgment of the Management of the entity, supplemented by experience in similar transactions and, in some cases, reports from independent experts. The evidence considered should include any additional evidence provided by events subsequent to the balance sheet date.

When some or all economic benefits required for the settlement of a provision are expected to be recouped from a third party, a corresponding assets is recorded if, and only if, this reimbursement is virtually guaranteed and its amount may be reliably ascertained.

3.18.        Earnings per share or EPS

Earnings per share are calculated based on the weighted average of the number of shares outstanding during the reporting period. For all presented periods, the Company has not had any potential instruments equivalent to common shares which could have a diluting effect. Thus the basic earnings per share are equivalent to the diluted earnings per share.

Since holders of preferred and common shares are entitled to different dividends, voting rights, and settlements, basic and diluted earnings per share have been calculated according to the “two-class method". The two-class method is a formula for allocation of earnings which determines earnings per preferred share and per common share according to the declared dividends, pursuant to the Company's by-laws and to the rights to participation in non-distributed earnings calculated in accordance with the right to dividends of each share type, as discussed in Note 29.1.4.

Basic and diluted earnings per share are shown in Note 29.1.5.

3.19.        Statement of income

Revenues, costs, and expenses are recorded under the accrual method, i.e., when products are delivered and services actually rendered, regardless of receipt or payment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.20.        Revenue recognition

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

3.20.1.   Unbilled revenues

Unbilled revenues correspond to revenues recognition from sales of power to final customers which have been delivered but not yet billed and to revenues from the use of the distribution grid not yet billed, both of which are calculated based on estimates covering the period from the meter reading day to the last day of the month.

3.20.2.   Rendered services

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

3.20.3.   Revenues from dividends and interest

Revenues from dividends/ financial instruments are recognized when the shareholder's right to receive said dividends is established.

Interest revenues from financial assets are recognized when it is likely that the future economic benefits shall be earned by the Company and the amount of these revenues may be determined reliably. Interest revenues are recognized according to the straight-line method based on the effective time and interest rate applicable to the outstanding principal amount; the effective interest rate is the one which discount with precision the estimated future cash earnings over their estimated lives or terms with regard to the initial net book value of such financial assets.

3.20.4.   Lease revenues

The Group’s policy for recognition of operating lease revenues is described in Note 3.25.1 – Leases – The Company as a Lessee.

3.21.        Construction revenues and construction costs

IFRIC 12 establish that electric energy utilities should record and measure revenues of according to IAS 11 – Construction Contracts and IAS 18 and IFRIC 13 – Revenues and SIC 31, even when governed by a single concession agreement. The Company records construction revenues in connection with the construction services for infrastructure employed in the power transmission and distribution services, according to the stage of completion.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The construction margin adopted for the transmission business in 2012 and 2011 is 1.65% and results from a calculation methodology which takes into account the respective business risk.

3.22.        Power purchase and sales transactions in the Spot Market (Electric Energy Trading Chamber - CCEE)

Power purchase and sales transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates prepared by Copel’s senior management, when this information is not available on time.

3.23.        Financial instruments

Financial assets and liabilities are recorded whenever a Company entity is a party to the terms and conditions of the financial instrument at hand.

Non-derivative financial are recorded immediately on the date of transaction, i.e., when the corresponding right or liability arises, are initially recorded at fair value plus or minus any transaction costs that are directly attributable. After initial accrual, these instruments are valued as shown below:

Financial assets

3.23.1.   Instruments held to maturity

If the Company and/or its subsidiaries are interested in and capable of holding any financial assets until maturity, they are classified as held to maturity. Investments held to maturity are valued at amortized cost according to the effective interest rate method, minus any reductions in their recoverable value.

3.23.2.   Instruments available for sale

The initial assessment and subsequently of financial instruments classified as “available for sale” is made based on their fair value. The variation in the fair value resulting from the difference between the market interest rates and the effective interest rates is recorded directly to equity, net of tax effects, as an adjustment on accumulated other comprehensive income, without being recorded through profit and loss for the corresponding period. The interest portion set at the beginning of the corresponding agreement, calculated based on the effective interest rate method, as well as any changes in expected cash flows, are recorded to income for the applicable period.

At the time of settlement of a financial instrument classified as a financial asset available for sale, any gains or losses accrued under equity are recorded to income or expense for the applicable period.

3.23.3.   Financial instruments recorded at fair value through profit and loss

Financial instruments are classified and recorded at fair value by means of income for dealing or designated as such at initial accrual. Financial instruments are recorded at fair value to income if the Company and/or its subsidiaries manage these investments and make purchase or sale decisions based on their fair value in the context of an investment and risk management strategy set by the Company and/or its subsidiaries. After initial accrual, attributable transaction costs are recorded to income when incurred.

3.23.4.   Loans and receivables

This category only comprises non-derivative assets with fixed or ascertainable payments which are not quoted in any active markets. They are recognized according to the amortized cost or effective interest rate methods.

Financial liabilities and equity instruments

3.23.5.   Classification as debt or equity instruments

Debt and equity instruments issued by a Company entity are classified as financial liabilities or equity, according to the nature of the underlying agreement and the definitions of financial liability and equity instrument.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.23.6.   Equity instruments

Equity instruments are contracts containing residual participation in the assets of a company after the deduction of all its liabilities. Equity instruments issued by the Company are recorded when the corresponding funds are received, net of the direct issuance costs.

The repurchase of the Company's own equity instruments is recorded and deducted directly to equity. No gains or losses are recorded to income from the purchase, sale, issue, or cancellation of the Company’s own equity instruments.

3.23.7.   Financial liabilities

Financial liabilities are classified as “financial liabilities at fair value recorded through profit or loss” or “other financial liabilities”.

3.23.8.   Financial liabilities recorded at fair value to income

Financial liabilities are classified as financial liabilities recorded at fair value through profit and loss when they are held for sale or designated at fair value recorded through profit and loss.

Net gains or losses recorded to income incorporate interest paid on the financial liabilities. Fair value is determined according to the description contained in Note 35.1.

3.23.9.   Other financial liabilities

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

3.23.10.             Write-offs of financial liabilities

The Company writes off financial liabilities only when its obligations are eliminated and cancelled or settled. The difference between the book value of the written-off financial liability and the corresponding disbursement made or to be made is recorded to income.

3.23.11.             Financial instruments – derivatives

The Company maintains investment funds which operate with derivative financial instruments, with the sole purpose of protecting these funds' portfolios.

3.24.        Operating segments

Operating segments are defined as business activities which may yield revenues and require expenses, whose operational results are regularly reviewed by the entity’s chief decision maker to underpin the decision-making regarding resources to be allocated to the segment and to evaluate its performance, and for which there is available individualized financial statements.

3.25.        Leases

Leases are classified as financial whenever the terms of the lease substantially transfer all risks and benefits of property ownership to the lessor. All other leases are classified as operating leases.

3.25.1.   The Company as a lessor

Lease revenues from operating leases are recognized according to the linear method during the term of each lease.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.25.2.   The Company as a lessee

Payments under operating leases are recognized as expenses according to the linear method based on the duration of the lease, except when other methods are more representative of the time when the economic benefits of the leased asset are consumed or received.

3.26.        New and revised rules and interpretations which have not been adopted yet

The following new rules, alterations and interpretations of rules were issued by IASB, but are not mandatory for the fiscal year of 2012. The anticipated adoption of these rules, though encouraged by the IASB, was not permitted, in Brazil, by the Accounting Pronouncements Committee (CPC). The Company is currently evaluating the impact of these new rules in its financial statements.

▪     IAS 19 - Employee Benefits;

▪     IAS 1 - Presentation of Financial Statements;

▪     IFRS 9 - Financial Instruments;

▪     IFRS 10 - Consolidated Financial Statements;

▪     IFRS 11 - Joint Arrangements;

▪     IFRS 12 - Disclosure of Interests in Other Entities;

▪     IFRS 13 - Fair Value Measurement;

▪     IAS 27 - Consolidated and Separate Financial Statements;

▪     IAS 28 - Investments in Associates;

▪     IFRS 7 -  Financial instruments – Disclosure; and

▪     IAS 32 - Financial instruments – Presentation.

The estimated effect of the review of IAS 19, with the elimination of the deferral of actuarial gains and losses of pension and health plans (corridor method) will result in an increase in actuarial liabilities of R$ 172,807 having as an offsetting entry an increase in deferred tax assets of R$ 58,754, and a decrease of R$ 114,053 in equity.

With respect to the other amendments and new standards listed above, the Company estimates that their adoption will not have a material impact on its financial statements.

4.     Cash and Cash Equivalents

	12.31.2012	12.31.2011
Cash and bank accounts	94,189	35,081
Financial investments with immediate liquidity	1,388,948	1,014,044
	1,483,137	1,049,125

Financial investments with immediate liquidity are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These short-term investments comprise Bank Certificates of Deposit (CDBs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average 100.75% of the variation of the Interbank Deposit Rate as of December 31, 2012 and 101% as of December 31, 2011.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

5.     Bonds and Securities

Category	Level Note 35.2	Index
			12.31.2012	12.31.2011
Securities held for sale
CDB	2	CDI	39,845	98,898
Committed Operation	2	CDI	175,792	43,233
Committed Operation	2	Selic	-	4,430
Committed Operation	1	Before fixed	-	46,322
Quotas in Funds	1	CDI	86	111
NTN - F	1	CDI	-	31,451
NTN - B	1	IPCA	-	1,956
LFT	1	Selic	162,517	209,942
LTN	1	Before fixed	167,917	103,520
LFBB	2	CDI	13,661	19,296
LF Caixa	2	CDI	9,004	8,270
			568,822	567,429
Securities held for trading
Quotas in FI	2	CDI	24,742	11,003
Committed Operation	1	Before fixed	16,373	-
CDB	2	CDI	3,147	-
LF	2	CDI	12,591	-
LFT	1	Selic	9,526	39,039
LTN	1	Selic	48,216	-
DPGE	2	CDI	61,475	9,979
Shares	1	Ibovespa	93	-
Debentures	2	CDI	3,668	-
Renda Fixa NPP	2	CDI	3,127	-
Exclusive funds	1	Before fixed	56	-
Derivatives	1	DI Futuro BMF	-	1
			183,014	60,022
Securities held to maturity
LFT		Selic	-	5,920
Quotas in Funds		CDI	-	48
LF Caixa		CDI	12,180	11,189
			12,180	17,157
			764,016	644,608
		Current	635,501	582,019
		Non-Current	128,515	62,589

Copel holds bonds and securities with variable interest rates. The maturity of these securities varies between 1 and 48 months, as from the reporting date of this report. None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The main amounts invested include:

Main Invested amounts
	12.31.2012	12.31.2011
Exclusive funds of Copel Geração e Trasmissão at Banco do Brasil	174,047	197,331
Exclusive funds of Copel Distribuição at Banco do Brasil	101,056	-
Exclusive funds of Copel Geração e Transmissão at Caixa Econômica Federal	91,807	189,358
Exclusive funds of Copel Distribuição at Caixa Econômica Federal	50,517	-
Exclusive funds of UEG Araucária at Banco do Brasil	78,021	-
Exclusive funds of UEG Araucária at BNY Mellon Serviços Financeiros DTVM S.A.	104,961	60,019
Guarantee for the ANEEL auction	21,427	34,011
Guarantee for the Contracts for the Sale of Energy in the Regulated Environment – CCEARS	71,234	27,553
Collaterals for financing facilities to build hydroelectric power plants
UHEs and transmission lines - LTs	32,144	18,764
Guarantee for the compliance with article 17 of law 11,428/2006 and possible authorization by Environmental Institute of Paraná (Instituto Ambiental do Paraná or IAP), by the Consórcio Energético Cruzeiro do Sul	31,290	-

6.     Collaterals and Escrow Accounts

	12.31.2012	12.31.2011
Collaterals and escrow accounts STN (6.1)	43,246	37,553
Collaterals and escrow accounts - CCEAR	34,289	-
Other	2,523	2,668
	80,058	40,221
Current	36,812	2,668
Non-Current	43,246	37,553

6.1.     Collateral - National Treasury Department - STN

Surety bonds and restricted deposits are offered to secure the repayment of the principal consisting of discount bonds and par bounds when these payments are required on April 11, 2024 (Note 21.1). The amounts are adjusted by applying the weighted average of the percentage variations of the prices of zero-coupon bonds issued by the U.S. Treasury, according to the participation of each series of the instrument in the composition of the collateral portfolio made up to secure the payment of the principal under the Brazilian Financing Plan – 1992.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7.     Trade Accounts Receivable

	Balances	Overdue	Overdue for
	falling due	up to 90 days	more than 90 days		Total
				12.31.2012	12.31.2011
Customers
Residential	168,520	100,137	26,946	295,603	274,070
Industrial	100,447	44,619	21,116	166,182	142,118
Commercial	120,174	43,035	13,459	176,668	168,942
Rural	23,126	10,264	7,109	40,499	38,574
Public Entities	22,769	15,741	10,954	49,464	44,729
Public lighting	17,510	125	143	17,778	19,497
Public service	17,591	16,718	179	34,488	30,905
Unbilled	330,326	-	-	330,326	288,095
Energy installments plan	58,494	9,796	26,135	94,425	85,294
Low income subsidy - Eletrobras	4,694	-	-	4,694	31,734
Fines and charges on energy bills	5,293	7,882	9,962	23,137	19,623
State Government "Luz Fraterna" program	1,193	13,360	45,706	60,259	38,763
Other receivables	5,211	3,569	9,825	18,605	21,096
	875,348	265,246	171,534	1,312,128	1,203,440
Concessionaires and Permission holder
Energy supplies
CCEAR - auction	163,515	-	14,468	177,983	189,223
Bilateral contracts	30,198	-	119	30,317	21,540
CCEE	2,054	-	119	2,173	15,632
Reimbursement to generators	-	-	1,288	1,288	1,288
	195,767	-	15,994	211,761	227,683
Charges from using transmission grid
Transmission grid	20,738	403	2,364	23,505	16,995
Basic network and conection grid	23,909	360	3,748	28,017	25,833
	44,647	763	6,112	51,522	42,828
.
Telecommunications	4,203	4,349	9,376	17,928	15,481
.
Gas distribution	32,375	1,375	1,017	34,767	27,305
.
Allowance for doubtful accounts (7.1)	-	-	(112,762)	(112,762)	(115,919)
	1,152,340	271,733	91,271	1,515,344	1,400,818
Current	1,126,169	271,733	91,271	1,489,173	1,368,366
Non-current - NC	26,171	-	-	26,171	32,452

The average collection period for the electricity sold to customers is 12 days and 10 days for concessionaries and other entities permitted to supply electricity.

7.1.     Allowance for Doubtful Accounts

Copel’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

		Additions /	Reversal		Additions /	Reversal		Additions /	Reversal
	Balance as of	(reversals)	of write offs	Balance as of	(reversals)	of write offs	Balance as of	(reversals)	of write offs	Balance as of
Customers, concessionaries and permission holder	January 1, 2010			December 31, 2010			December 31, 2011			December 31, 2012
Residential	6,245	11,680	(10,271)	7,654	30,409	(9,110)	28,953	27,123	(16,847)	39,229
Industrial	40,101	5,375	(4,715)	40,761	(4,206)	(11,392)	25,163	8,568	(2,739)	30,992
Commercial	5,863	8,539	(3,522)	10,880	10,829	(2,243)	19,466	8,026	(3,480)	24,012
Rural	185	163	(279)	69	2,189	(453)	1,805	4,582	(861)	5,526
Public Entities	1,272	221	(40)	1,453	906	-	2,359	6,957	-	9,316
Public lighting	149	6	-	155	(76)	-	79	50	-	129
Public service	-	2	-	2	39	-	41	72	-	113
Concessionaries and permission holder	203	21	-	224	37,146	-	37,370	(37,146)	-	224
Telecommunications	931	233	(243)	921	(52)	(186)	683	3,550	(1,012)	3,221
	54,949	26,240	(19,070)	62,119	77,184	(23,384)	115,919	21,782	(24,939)	112,762

         An allowance for doubtful accounts was set up in 2011 in the amount of R$ 37,146 for differences in the prices invoiced for the sale of energy from Mauá Hydroelectric Power Plant and was reversed in 2012, according to the Management’s decision based on order 1,611 issued by ANEEL (Brazilian Electricity Regulatory Agency) on April 17, 2012.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

8.     CRC Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 instalments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.y., with the first instalment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated instalments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

8.1.   Maturity of non-current instalments

	12.31.2012	12.31.2011
2013	-	70,242
2014	80,979	74,914
2015	86,365	79,896
2016	92,109	85,209
2017	98,234	90,876
2018	104,767	96,920
2019	111,735	103,366
2020	119,166	110,240
2021	127,091	117,572
2022	135,543	125,391
2023	144,557	133,730
2024	154,171	142,624
2025	53,637	49,618
	1,308,354	1,280,598

8.2.   Changes in CRC

	Current	Non-current
Balances	assets	assets
Balance as of January 1, 2011	58,816	1,282,377	1,341,193
Interest and fees	84,867	-	84,867
Monetary variations	1,020	63,063	64,083
Transfers	64,842	(64,842)	-
Amortizations	(143,683)	-	(143,683)
Balance as of December 31, 2011	65,862	1,280,598	1,346,460
Interest and fees	85,001	-	85,001
Monetary variations	2,621	101,066	103,687
Transfers	73,310	(73,310)	-
Amortizations	(150,864)	-	(150,864)
Balance as of December 31, 2012	75,930	1,308,354	1,384,284

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.     Accounts receivable related to the concession

9.1.   Change in accounts receivable related to the concession

			Non-current assets
	Current		Special
	assets	Assets	liabilities (1)
Balance as of January 1, 2011	54,700	3,849,462	(1,426,117)	2,478,045
Effect of the first consolidation of Costa Oeste	-	31	-	31
Capitalization of intangible assets	-	613,284	(93,173)	520,111
Transfers from non-current to current	222,245	(222,245)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(196,319)	-	-	(196,319)
Transfer to property, plant and equipment in servive	-	(1,004)	-	(1,004)
Adjustment to financial assets classified as available for sale	-	(7,282)	-	(7,282)
Monetary variations	-	173,402	(73,021)	100,381
Remuneration	-	330,217	-	330,217
Construction income	-	118,815	-	118,815
Write off	-	(25,895)	-	(25,895)
Balance as of December 31, 2011	80,626	4,828,785	(1,592,311)	3,317,100
Effect of the first consolidation of Caiuá	-	53	-	53
Effect of the first consolidation of Integração Maranhense	-	233	-	233
Effect of the first consolidation of Matrinchã	-	313	-	313
Effect of the first consolidation of Guaraciaba	-	169	-	169
Capitalization of intangible assets	-	405,521	(57,916)	347,605
Transfers of intangible in service - remeasurement
according to Resolution 474/2012 (Note 18)	-	136,658	(53,245)	83,413
Transfers from non-current to current	269,961	(269,961)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(225,275)	-	-	(225,275)
Transfers to accounts receivable related to the concession extension	(119,195)	(934,945)	-	(1,054,140)
Transfer from other assets	(798)	-	-	(798)
Transfer to Property, Plant and Equipment in servive	-	(713)	-	(713)
Adjustment to financial assets classified
as available for sale	-	(13,116)	-	(13,116)
Monetary variations	-	276,041	(110,467)	165,574
Remuneration	-	396,636	-	396,636
Construction income	-	98,474	-	98,474
Fair value adjustment	-	(303,084)	(98,020)	(401,104)
Write off	-	(24,313)	-	(24,313)
Balance as of December 31, 2012	5,319	4,596,751	(1,911,959)	2,690,111
(1) Note 18.6

9.2.   Accounts receivable related to the concession - Distribution

Based on the characteristics set forth under the power distribution concession agreement, Company management believes the conditions are met for the application of Technical Interpretation IFRIC 12 and SIC 29 – Concession Contracts, which provides guidelines for the accounting of public service concessions by private operators, so that the power distribution business is properly reflected, comprising: (a) Estimated portion of investments made and not amortized or depreciated by the end of the concession for being an unconditional right to reimbursement in cash or other financial assets directly by the granting authority; and (b) Remaining portion after the assessment of the financial asset (residual amount), classified as an intangible asset due its recovery being conditioned upon the rendering of the corresponding public service, i.e., the consumption of power by customers. (Note 18)

The infrastructure that has been received or built for the distribution business, originally represented by property, plant, and equipment and intangible assets, is recovered through two cash flows: (a) a portion through power consumption by customers (monthly billing of energy consumed/sold) over the term of the concession; and (b) a portion as reimbursement for revertible assets at the end of the concession, to be received directly from the granting authority or from another entity to which the granting authority assigns this task.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

These financial assets, because they do not have determinable fixed cash flows, given that the Company assumes that the indemnity will be based on the cost to replace concession assets and because they don’t have the characteristics necessary to be classified into the other categories of financial assets, are recognized as “available for sale”. Cash flows linked to these assets are determined considering that the amount of the electricity rate called regulatory compensation basis defined by the Concession Authority, whose methodology is the cost of replacing distribution infrastructure goods linked to concession. This electricity rate basis (BRR) is adjusted every four years considering various factors and has the purpose of reflecting the changes in prices of physical assets, including write-offs, depreciation and additions to infrastructure goods (physical assets).

Compensation on this financial asset is based on the regulatory Weighted Average Cost of Capital (WACC) approved by ANEEL at the periodical electricity rate adjustment every four years and the amount is included in the composition of the electricity rate revenue billed to customers and monthly received.

In the intervening periods between the date of the last and the next periodical electricity rate adjustment, the balance of financial assets must be aligned with Management’s expectations about the increase or decrease in its cash flows linked to the update and movement of infrastructure goods (physical assets). The variations in cash flow estimates are directly recognized in the year’s statement of income.

The portion of interest established at the beginning of the agreement, calculated by employing the effective interest rate method, as well as any change in expected cash flows, are recorded in the year’s statement of income.

The variation in fair value, arising from the difference between market interest rate and the effective interest rate, is recorded directly in equity, net of taxes, as equity valuation adjustment, without being recognized in the year’s statement of income. When a financial asset classified as “available for sale” is settled, gains or losses accumulated in equity are recognized in the statement of income.

Considering that the current regulatory scenario does not forecast changes in the form of remuneration, the Company’s management did not identify changes between the effective interest rate and the market interest rate for the year ended December 31, 2012.

Electricity rate adjustment at Copel Distribuição

In November 2011 ANEEL inspected the investments made by the concessionaire for the accrual period from May 2008 to December 2011, therefore starting the electricity rate adjustment. After analyzing the reports it received, Copel found various adjustments which it considered to be necessary and took several actions at ANEEL in an attempt to make the agency reconsider its initial position by presenting the reasons for its constructive model and recognizing incurred costs. The agency accepted some of these claims, which were reflected on the version approved by ANEEL. However, Copel is still arguing with ANEEL at administrative proceedings about the effects of the adjustment.

The Company understands that some procedures followed for the rate adjustment differ from the methodology proposed by the Electricity Rate Regulation Procedures – Proret of the Electricity Industry Accounting Manual – MCSE, and from the constructive model adopted by the concessionaire.

Although ANEEL has not announced its decision on the appeal filed by Copel about the compensation basis amounts and other items, the new rate was approved at a public audience and be applied as from June 24, 2012.

According to Copel’s Management, although ANEEL established a new regulatory compensation basis, administrative proceedings which are being managed at the regulatory agency remain undecided.

Considering this scenario, the Company’s Management assessed the effects arising from the electricity rate adjustment and recorded in the second quarter the write-off of R$ 152,416 for the estimated and unrealized adjustments in this asset’s cash flows which, net of tax effects, total R$ 100,595. This amount, together with the effects of the changes in prevailing depreciation rates as from January 1, 2012, recorded in the first quarter, in the amount of R$ 42,569 (R$ 28,095 net of taxes), total a write-off of R$ 194,985 recognized in the first semester’s statement of income (R$ 128,690, net of taxes).

As set forth under Electricity Rate Regulation Procedures - Proret in August 2012, the Company uploaded onto the information systems the regulatory revaluation of assets and special liabilities, resulting from the effects of the third cycle of periodic electricity rate adjustment. When the values of individual asset items were determined, an adjustment in the balance of special liabilities linked to the concession was found to be necessary, as well as the recognition of interest on this adjustment in the amount of R$ 51,006.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The effects of the decision approved by ANEEL on June 19, 2012 through Resolution 1,296 on the regulatory compensation basis, which is still subject to administrative appeals filed before and after the approval above, were reviewed by the Company, due to the past history of the ratifications made by the regulatory agent referring to the 3rd cycle of tariff reviews and the policy adopted by the granting authority through Law no. 12,783 of January 11, 2013 (MP 579). Additionally, the expectation of early renewal of the concession was not confirmed in accordance with a preliminary understanding at the time of publication of MP 579/2012. Given this context, on December 31, 2012, the Company’s management reassessed its estimates for valuation of the financial assets considering the possibility of recovering the invested amounts of the unamortized or not depreciated concession assets upon termination of the concession agreement, indicating the need for a reduction in the balance of these assets in the amount of R$ 155,111 which net of taxes totals R$ 102,373.

The result of the electricity rate adjustment applied to Copel Distribuição is detailed in technical note 173/2012, available at ANEEL’s site.

9.3.   Commitments regarding transmission

9.3.1.      TL 500 kV Araraquara 2 - Taubaté

This transmission line was awarded to the Company at ANEEL auction 001/10, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to TL 500 kV Araraquara 2 Taubaté amounted to R$ 281,963 as of December 31, 2012.

9.3.2.      Substation Cerquilho III 230 kV

This 230/138 kV (300 MVA) substation was awarded to the Company at ANEEL auction 001/10 – ANEEL, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to Substation Cerquilho III, amounted to R$ 43,775 as of December 31, 2012.

Due to the Company’s delay in obtaining installation licenses, the deadline for Araraquara 2 - Taubaté transmission line and Cerquilho III substation to start operations was extended by 18 months and 12 months, respectively.

10.           Accounts receivable related to the concession extension

On September 12, 2012, Medida Provisória 579 (MP 579) was issued which governs the extension of the concessions for generation, transmission and distribution of electric power, granted by Law 9,074/95.

On September 14, 2012 Decree 7,805 was published to regulate MP 579. Under MP 579/12, companies whose generation, transmission and distribution of electric power agreements mature between 2015 and 2017 may extend concession terms, at the discretion of the concession authority a single time for 30 years at most, provided they accept an earlier maturity of their current agreements in December 2012. Extension depends on the concessionaire’s acceptance of certain conditions set out by the concession authority, such as: i) revenue established according to the criteria set by ANEEL (Brazilian Electricity Regulatory Agency); ii) compliance with service quality standards set by ANEEL; and, iii) agreement on the amounts calculated as indemnity for the assets linked to the concession.

On November 1, 2012 through Ordinances 578 and 579 and Interministerial Ordinance 580, the Ministry of Mines and Energy informed the values of the new Annual Permitted Revenues (RAP), applicable from January 1, 2013 for transmission agreements, described in technical note 383/12 - SRE / ANEEL, and also informed the amount of compensation that the Company is entitled to in Transmission Concession Agreement 060 of R$ 893,923 considering only the assets that entered into operation after May 2000, pursuant to technical note 396/2012 SRE / ANEEL.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

On December 2, 2012, the Company signed an addendum to this agreement. The Return on assets ratified for the assets in operation after May 2000 will be received in 30 monthly payments calculated by the Constant Amortization System (SAC), updated by the IPCA (Amplified Customer Price Index) and remunerated by the Weighted Average Cost of Capital (WACC) of 5.59% per annum, with the first payment received in January 2013. After negotiation between the companies of the sector and the granting authority, the latter rectified the treatment to be given to the assets existing at May 31, 2000, with the publication on November 30, 2012 of MP 591/12, reconsidering the right to compensation of these assets for which there was still no definition of the amount to be compensated. The Brazilian Congress published on the Federal Gazette of March 4, 2013 the extension of Executive Act MP591, which changes Executive Act MP579, for 60 more days. With the enactment of Law 12,783 on January 11, 2013, there was the transformation of MPs 579 into law. The MP 591 is still being discussed at the Brazilian Congress.

(a)     The calculation of the value of the investments linked to reversible assets not yet amortized or depreciated, for compensation purposes, will use as a base the new replacement value methodology, according to criteria established in the regulations of the granting authority.

(b)     The granting authority is authorized to pay, in the form of the regulations, to the concessionaires who opt for the extension established in this Law, in the concessions for transmission of electricity obtained by paragraph 5 of article 17 of Law 9,074/95, the amount related to the assets considered non-depreciated existing at May 31, 2000, recognized by the concessionaire and recognized by ANEEL.

(c)     The amount of compensation will be updated until the date of actual payment to the concessionaire for a period of thirty (30) years, in accordance with the regulations.

ANEEL through Directive Release 18/2012-SRE/ANEEL supplemented by Directive Release 01/2013-SRE/ANEEL asked the transmission concessionaires for the list of assets not compensated, and on January 31, 2013, the Company reported the list of these assets.

The Company’s management evaluated these assets using the new replacement value methodology, based on the regulatory price database, approved by Ratifying Resolution 758/2009. Despite the fact that the granting authority has not yet disclosed the regulations on the form of payment of the return on assets and that there are uncertainties regarding the approval of investments made, management’s expectations regarding the compensation of these assets indicates the recoverability of the balances recorded at December 31, 2012. Therefore, considering the need for approval of the investment made and the lack of regulation in terms of the criteria for payment of the receivable related to concession, the balance at December 2012, in the amount of R$ 160,217 may be modified due to regulatory resolution of this matter.

The process for the extension of the concession for the transmission grid did not result in significant impacts in the financial statements of December 31, 2012.

The amount of the expectation of return on assets was transferred from the group of accounts receivable related to the concession (Note 9).

10.1.                   Changes in the compensation related to the concession

	Current	Non-current	Consolidate
	assets	assets
Balance as of January 1, 2012	-	-	-
Transfers from receivable related to concession - RBNI	-	893,923	893,923
Transfers from receivable related to concession - RBSE	-	160,217	160,217
Transfers from non-current to current	352,161	(352,161)	-
Monetary variations	3,924	15,826	19,750
Balance as of December 31, 2012	356,085	717,805	1,073,890

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11.           Other Receivables

	12.31.2012	12.31.2011
Current assets
Services in progress (11.1)	80,043	71,256
Advance payments to employees	29,797	11,588
Advance payments to suppliers	29,492	7,162
Partnership in consortiums	25,540	29,483
Rental plant UTE Araucária	11,894	2,730
Advance for severance estate	8,739	3,514
Other receivables	49,776	35,580
	235,281	161,313
Non-current assets
Advance payments to suppliers	12,279	11,982
Services in progress (11.1)	8,471	-
Other receivables	1,978	5,051
	22,728	17,033

11.1.                   Service in progress

This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose, in compliance with the applicable regulations.

12.           Inventories

		Operation / Maintenance
	12.31.2012	12.31.2011
Copel Distribuição	84,995	69,579
Copel Geração e Transmissão	28,299	23,714
Copel Telecomunicações	10,645	9,015
Compagas	870	1,491
UEG Araucária	-	3
	124,809	103,802

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.           Income Tax and Social Contribution

13.1.                   Income tax (IR) and social contribution (CSLL)

	12.31.2012	12.31.2011
Current assets
IR and CSLL paid in advance	470,416	678,745
IR and CSLL to be offset against liability	(272,238)	(451,730)
IRRF on JSCP to be offset against liability	(5,020)	(11,634)
	193,158	215,381
Non-current assets
IR and CSLL paid in advance	19,995	18,714
	19,995	18,714
Current liabilities
IR and CSLL due	442,427	603,520
IR and CSLL to be offset against asset	(272,238)	(451,730)
	170,189	151,790

Amounts recorded as corporate income tax (IRPJ) and social contribution (CSLL) paid in advance refer to amounts paid in advance and corporate tax return (DIPJ) credits, which are offset against the respective taxes payable by each company, pursuant to the Brazilian tax legislation.

13.2.                   Deferred income tax and social contribution

Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.2.1.   Changes in deferred income tax and social contribution

.			Recognized	Compensated			Recognized
			in other	with installment			in other
	Balance as of	Recognized	comprehensive	debt	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2011	in income	income	Law No. 11,941	December 31, 2011	in income	income	December 31, 2012
Non-current assets
Tax losses and negative tax basis	10,966	(1,170)	-	(7,310)	2,486	-	-	2,486
Private pension and health plans	135,384	18,724	-	-	154,108	24,204	-	178,312
Transitional tax system - RTT
Effects from applying IFRIC 12	7,774	8,368	-	-	16,142	71,157	-	87,299
Other temporary additions
Provisions for legal claims	245,125	42,095	-	-	287,220	50,808	-	338,028
Voluntary termination Program/retirement	107	12,248			12,355	41,631	-	53,986
Provision of Research and Development	13,486	15,305			28,791	17,999	-	46,790
Allowance for doubtful debts	24,478	17,738	-	-	42,216	(764)	-	41,452
Amortization - concession	35,917	256	-	-	36,173	256	-	36,429
Provision for investment losses	355	-	-	-	355	-	-	355
Provision for tax losses	52	15,861			15,913	(1,066)	-	14,847
Provision for impact of grid charges	6,922	-	-	-	6,922	-	-	6,922
Provision for financing	4,726	69	-	-	4,795	-	-	4,795
Provision for energy purchases	-	99,568	-	-	99,568	(2,535)	-	97,033
Provision for profit sharing	-	15,980	-	-	15,980	(6,309)	-	9,671
Interest on own capital	17,966	(1,300)	-	-	16,666	5,043	-	21,709
Others	4,452	1,038	-	-	5,490	1,354	-	6,844
	507,710	244,780	-	(7,310)	745,180	201,778	-	946,958
(-) Non-current liabilities
Transitional tax system - RTT					-
Effects from applying IAS 16	793,691	(52,496)	-	-	741,195	(52,035)	-	689,160
Effects from applying IFRIC	56,527	84,661	(2,476)	-	138,712	(134,138)	(4,459)	115
Effects from applying IAS 39	-	9,050	2,927	-	11,977	2,158	907	15,042
Other temporary exclusions
Capitalization of financial charges	4,540	817	-	-	5,357	-	-	5,357
Deferment of capital gains	-	-	-	-	-	175,450	-	175,450
Provisions for negative goodwill	25,297	-	-	-	25,297	-	-	25,297
Gas supply	7,163	(1,791)	-	-	5,372	(1,791)	-	3,581
Others	-	-	-	-	-	-	1,076	1,076
	887,218	40,241	451	-	927,910	(10,356)	(2,476)	915,078
Net	(379,508)	204,539	(451)	(7,310)	(182,730)	212,134	2,476	31,880
Assets presented in the Statement of Financial Position	346,315				465,536			647,804
(-)Liabilities presented in the Statement of Financial Position	725,823				648,266			615,924
Net	(379,508)				(182,730)			(31,880)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.2.2.   Realization of deferred tax credits

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

The Company’s Board of Directors and Fiscal Council have examined and approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, which points out to the realization of deferred taxes. As estimates of future taxable income, the realization of deferred taxes is presented below:

.
2013	161,612
2014	(44,396)
2015	(27,158)
2016	25,599
2017	(5,499)
2018 to 2020	(47,373)
2021 to 2023	(100,993)
After 2023	70,088
31,880

13.3.                   Other recoverable taxes and other taxes due

	12.31.2012	12.31.2011
Current assets
Recoverable ICMS (VAT) (13.3.1)	38,311	40,845
Recoverable PIS/Pasep and Cofins taxes	54,190	60,486
PIS/Pasep and Cofins to be offset against liabilities	(43,378)	(51,411)
Other recoverable taxes	368	437
	49,491	50,357
Non-current assets
Recoverable ICMS (VAT) (13.3.1)	71,785	76,166
PIS/Pasep and Cofins taxes	48,393	-
Recoverable income tax withheld on finance investments	-	1,735
Other taxes	11	11
	120,189	77,912
Current liabilities
ICMS (VAT) payable	209,629	193,808
PIS/Pasep and Cofins payable	82,902	74,579
PIS/Pasep and Cofins to be offset against assets	(43,378)	(51,411)
Tax Recovery Programs (13.3.2)	-	37,221
IRRF on JSCP	39,303	31,027
IRRF on JSCP to be offset against assets	(5,020)	(11,634)
Other taxes	7,460	14,867
	290,896	288,457
Non-current liabilities
ICMS (VAT) payable	-	152
	-	152

13.3.1.   Recoverable ICMS (VAT)

Balances shown as recoverable ICMS refers mainly to credits from the acquisition of property, plant and equipment under Supplemental Law no. 87/96, which shall be recovered monthly at the rate of 1/48 pursuant to Supplemental Law no. 102/00.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.3.2.   Tax recovery programs

.
	Value of debt	Benefits Law 11,941	Tax loss carryforward	Selic interest	Value of debt settled
Law 11,941/09
IRPJ	43,256	(8,898)	(3,123)	3,356	34,591
CSLL	5,925	(1,460)	(428)	634	4,671
Cofins	43,198	(9,633)	(3,118)	3,550	33,997
PIS/Pasep	8,893	(1,992)	(642)	395	6,654
Cofins Rescission Claim	229,933	(80,927)	-	18,754	167,760
INSS	311	(93)	-	44	262
	331,516	(103,003)	(7,311)	26,733	247,935

The effect on income in the year ended December 31, 2012, recorded as financial expenses was R$ 662 on Consolidated.

Instalment Plan – Law no. 11,941/09

As a result of a rescissory action filed by the Federal Revenue Department of Brazil against an earlier decision which had declared immunity from the levying of COFINS on the billing of electricity, the Company chose to include in the payment in instalments the COFINS debts drafted in the tax assessment notice referring to the period from January 1997 to September 1998.

The amount of the debt of R$ 229,933 as a result of the success, in favour of the Union, of the rescissory action of COFINS is composed of the principal of R$ 61,872, interest of R$ 140,496 and a fine of R$ 27,565. After the consolidation of this debt, considering the benefits of a decrease in charges on arrears of R$ 80,927, the debt related to the rescissory action is now R$ 149,006.

Debts of the National Institute of Social Security (INSS) referring to the Tax Notification of Issuing of Debt no. 35.273.873-1 were also included in the consolidation in the amount of R$ 311, which when the benefits of payment in instalments were included, results in a debt of R$ 218.

Accordingly, the Company's total debt included in the payment in instalments was R$ 149,224. Considering the Selic interest on the payment in instalments, as established in paragraph 3 of article 3 of the abovementioned law in the amount of R$ 18,798, and also considering the monthly paid instalments, the balance of the debt amounts to R$ 168,022. The instalment payment was settled since April 30, 2012.

With respect to Copel Distribuição, tax debts referring to income tax (IRPJ) and social contribution on net income (CSLL) for February 2004 and to income tax for December 2007, March and April 2008, which total R$ 49,181, were included in the aforementioned payment in instalments. These taxes were settled in their respective accrual periods through Declarations of Offsetting (Dcomp), which were not ratified by the Federal Revenue Department. Furthermore, in the same scheme for payment in instalments debts related to the review of the calculation basis for PIS/Pasep and COFINS from 2005 to 2008, which after consolidation amounted to R$ 52,091, were included. The benefits of the decrease in the charges on arrears granted by Law 11,941/09, in the scheme for payment in 30 instalments, amount to R$ 21,983. In the consolidation of the debt before the Federal Revenue Department, tax loss carry forwards and the negative calculation base of CSLL were used for settlement of part of the charges on arrears  in the amount of R$ 7,311.

Accordingly, the Copel Distribuição's total debt included in the payment in instalments was R$ 71,978. Considering the Selic interest on the payment in instalments, as established in paragraph 3 of article 3 of the abovementioned law in the amount of R$ 7,935, and also considering the monthly paid instalments, the balance of the debt amounts to R$ 79,913. The instalment payment was settled since April 30, 2012.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.4.                   Reconciliation of the provision for income tax and social contribution

	12.31.2012	12.31.2011	12.31.2010
Income before IRPJ and CSLL	972,698	1,583,916	1,380,732
IRPJ and CSLL (34%)	(330,717)	(538,531)	(469,449)
Tax effects on:
Equity in income	52	11,054	31,023
Interest on own capital	75,802	121,023	70,319
Dividends	241	1,158	432
Financing	-	(270)	-
Non deductible expenses	(3,331)	(11,892)	(3,247)
Tax benefits Law 11,941/09	-	7,087	-
Tax incentives	11,688	9,908	4,856
Others	87	(6,599)	(4,385)
Current IRPJ and CSLL	(458,312)	(611,601)	(497,968)
Deferred IRPJ and CSLL	212,134	204,539	127,517
Effective rate - %	25.3%	25.7%	26.8%

14.           Judicial Deposits

	12.31.2012	12.31.2011
Taxes claims	347,492	226,566
Labor claims	90,480	72,873
Civil
Suppliers	95,558	92,853
Civil	26,889	24,706
Easements	7,157	6,823
Customers	2,418	2,289
	132,022	126,671
Others	4,479	4,707
	574,473	430,817

The change in the balance of judicial tax deposits manly relates to the deposit made by Copel Distribuição, in order to revoke assessment notice 6432974-0, issued by Paraná State, demanding payment of the ICMS tax on the rate subsidy afforded to low-income residential customers.

15.           Receivable from related parties

	12.31.2012	12.31.2011
Associate companies
Dividends and/or interests on own capital
Dona Francisca Energética	78	2,303
Sanepar	9,477	15,603
.	9,555	17,906
Current assets - Dividends receivable	9,555	17,906
Non-current assets	-	-

15.1.                   Financing transferred - STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they also remain recognized in the parent company.

This financing is transferred and incurs the same charges assumed by the Company and is reported separately, as receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 21.1).

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15.2.                   Loan Contract - Copel Distribuição

On February 09, 2012, ANEEL approved the loan contract agreed between the Company (lender) and Copel Distribuição (borrower), for the amount of R$ 800,000. The loan is for a period of two years, bearing interest of 109.41% of the DI rate. The allocation of resources was the discharge of the obligations of the loan agreement signed on February 27, 2007 and paid on February 23, 2012.

15.3.                   Loan Contract - Elejor

On April 7, 2004, a loan contract was signed between Copel (lender) and Elejor (borrower), for the purpose of guaranteeing the continuity of the project to construct the Fundão – Santa Clara Hydroelectric Energy Complex, approved by the regulatory agency, through dispatch ANEEL no. 2876, it started being remunerated by the TJLP interest rate plus a fixed rate of 4.5% p.y.

As deliberated on the 36th Extraordinary general meeting of December 9, 2010 of Elejor, after paying/returning the advance for future capital increase, the Company started paying the above mentioned loan contract on October, 2011.

16.           Investments

16.1.                   Changes in investments

	Balance as of		valuation	Investiment(1)/	dividends	of concession	Balance as of
	January 1, 2012	Equity	adjustments	Afac(2)	and JCP	rights	December 31, 2012
Associates (16.4)
Sanepar	344,439	53,313	-	-	(12,306)	(730)	384,716
Sercomtel Telecomunicações	70,341	(59,774)	-	-	-	-	10,567
Dona Francisca	53,061	8,149	-	-	(1,457)	-	59,753
Foz do Chopim	17,402	9,434	-	-	(10,964)	-	15,872
Carbocampel	1,307	(36)	-	142(1)	-	-	1,413
Dois Saltos	300	-	-	-	-	-	300
Copel Amec	165	15	-	-	-	-	180
Escoelectric	-	(61)	-	61(2)	-	-	-
	487,015	11,040	-	203	(24,727)	(730)	472,801
Other investments (16.5)
Finam (16.5.1)	2,267	-	(944)	-	-	-	1,323
Finor (16.5.1)	613	-	(301)	-	-	-	312
Investco S.A.	8,345	-	937	-	-	-	9,282
Assets for future use	4,290	-	-	-	-	-	4,290
Advance with the purpose of future investment (16.5.2)	38,945	-	-	7,686(1)	-	-	46,631
Other investments	7,683	-	714	-	-	-	8,397
	62,143	-	406	7,686	-	-	70,235
	549,158	11,040	406	7,889	(24,727)	(730)	543,036
(1) Contribution for purchase of investments
(2) Afac - Advance for future capital increase

			Equity		Proposed	Provision	Amortization	Transfer to
	Balance as of		valuation	Investiment(1)/	dividends	for	of concession	disposal and		Balance as of
	January 1, 2011	Equity	adjustments	Afac(2)	and JCP	losses	rights	intangible	Write off	December 31, 2011
Associates (16.4)
Sanepar	323,814	39,711	-	-	(18,356)	-	(730)	-	-	344,439
Sercomtel Telecomunicações	72,464	(2,123)	-	-	-	-	-	-	-	70,341
Dona Francisca	50,161	7,953	-	-	(5,053)	-	-	-	-	53,061
Foz do Chopim	17,086	10,267	-	-	(9,951)	-	-	-	-	17,402
Carbocampel	1,224	(27)	-	110(2)	-	-	-	-	-	1,307
Dois Saltos	300	-	-	-	-	-	-	-	-	300
Copel Amec	156	9	-	-	-	-	-	-	-	165
Escoelectric	37	(136)	-	99(2)	-	-	-	-	-	-
	465,242	55,654	-	209	(33,360)	-	(730)	-	-	487,015
Other investments (16.5)
Finam (16.5.1)	2,456	-	-	-	-	(189)	-	-	-	2,267
Finor (16.5.1)	769	-	-	-	-	(156)	-	-	-	613
Investco S.A.	7,903	-	442	-	-	-	-	-	-	8,345
Assets for future use	4,538	-	-	-	-	-	-	(38)	(210)	4,290
Advance with the purpose of future investment (16.5.2)	-	-	-	38,945(1)	-	-	-	-	-	38,945
Other investments	2,542	-	5,205	3(1)	-	(53)	-	-	(14)	7,683
	18,208	-	5,647	38,948	-	(398)	-	(38)	(224)	62,143
	483,450	55,654	5,647	39,157	(33,360)	(398)	(730)	(38)	(224)	549,158
(1) Contribution for purchase of investments (2) Afac - Advance for future capital increase

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.2.                   Parent Company

Percentage of share capital	Copel (Holding)	Copel Geração e Transmissão
Parent Company	%	%
Copel Geração e Transmissão S.A. (GET)	100.00	-
Copel Distribuição S.A. (DIS)	100.00	-
Copel Telecomunicações S.A. (TEL)	100.00	-
Companhia Paranaense de Gás - Compagas (COM)	51.00	-
Elejor - Centrais Elétricas do Rio Jordão S.A. (ELE)	70.00	-
UEG Araucária Ltda. (UEG) (15.2.1)	20.00	60.00

16.2.1.   Centrais Eólicas do Paraná Ltda.

Limited liability company in which Copel had a 30% interest and Copel Geração e Transmissão had a 70% interest. According to the termination agreement of May 31, 2012, the assets of Centrais Eólicas do Paraná, in the amount of R$ 3,033, were divided in proportion to the interest of each of its members: i) the amount of R$ 910 was deposited in Copel’s bank account; and ii) the remaining balance, in the amount of  R$ 2,123, was fully transferred to Copel Geração e Transmissão, given that the authorization held by Central Geradora Eólica Palmas was passed on to Copel Geração e Transmissão, according to Authoritative Resolution 3,319, issued by ANEEL on January 24, 2012.

.	Centrais Eólicas
05.31.2012
ASSETS	3,033
Current assets	2,037
Non-current assets	996
LIABILITIES	3,033
Equity	3,033

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.2.2.   Financial statements of subsidiaries

ASSETS
12.31.2012	GET	DIS	TEL	COM	ELE	UEG
Total assets	9,531,370	8,812,803	428,216	289,363	763,731	672,352
Current assets	1,248,335	2,876,268	64,848	86,793	45,567	214,926
Cash and cash equivalents	197,209	1,126,361	26,689	35,993	25,282	18,219
Financial investments - bonds and securities	291,709	158,837	-	-	1,765	183,014
Financial restricted investments - collaterals and escrow accounts	1,429	34,293	-	1,086	-	-
Trade accounts receivable	265,623	1,200,251	18,649	40,092	18,127	-
CRC transferred to the State Government of Paraná	-	75,930	-	-	-	-
Account receivable related to the concession	5,319	-	-	-	-	-
Accounts receivable related to the concession extension	356,085	-	-	-	-	-
Other receivables	92,661	126,686	2,437	716	1	12,124
Inventories	28,299	84,995	10,645	870	-	-
Income tax and social contribution	809	35,868	3,413	-	-	971
Other current recoverable taxes	6,871	31,460	2,671	7,868	11	598
Prepaid expenses	2,321	1,587	344	168	381	-
Non-current assets	8,283,035	5,936,535	363,368	202,570	718,164	457,426
Long term assets	1,154,718	4,626,774	23,253	18,022	28,383	20,244
Financial investments - bonds and securities	92,827	35,688	-	-	-	-
Financial restricted investments - collaterals and escrow accounts	-	43,246	-	-	-	-
Trade accounts receivable	-	26,172	-	5,266	-	-
CRC transferred to the State Government of Paraná	-	1,308,354	-	-	-	-
Judicial Deposits	24,315	276,541	1,036	302	70	249
Account receivable related to the concession	262,564	2,383,262	-	-	-	-
Accounts receivable related to the concession extension	717,805	-	-	-	-	-
Advances to suppliers	-	-	-	12,279	-	-
Other receivables	6,413	4,036	-	-	-	-
Income tax and social contribution	-	-	-	-	-	19,995
Other current recoverable taxes	50,794	60,663	8,732	-	-	-
Deferred income tax and social contribution	-	488,812	13,485	-	28,313	-
Prepaid expenses	-	-	-	175	-	-
Investments	448,130	4,012	-	-	-	-
Property, plant and equipment, net	6,635,206	-	319,141	-	480,439	436,967
Intangible assets	44,981	1,305,749	20,974	184,548	209,342	215

LIABILITIES
12.31.2012	GET	DIS	TEL	COM	ELE	UEG
Total liabilities	9,531,370	8,812,803	428,216	289,363	763,731	672,352
Current liabilities	1,477,882	1,970,456	53,612	60,464	83,728	6,761
Social charges and accruals	110,182	243,128	25,393	4,333	219	108
Suppliers	419,896	694,903	14,481	45,873	4,967	3,183
Income tax and social contribution payable	139,614	-	-	3,214	22,921	1,189
Other taxes	50,760	205,330	4,492	1,934	1,743	2,260
Loans and financing	71,654	164,788	53	-	-	-
Debentures	-	12,719	-	-	-	-
Minimum compulsary dividend payable	635,489	371,863	7,982	4,929	3,931	-
Post employment benefits	6,908	18,004	903	-	-	-
Custumer charges due	7,236	49,262	-	-	-	-
Research and development and energy efficiency	14,831	142,936	-	-	1,832	-
Payables related to concession - use of public property	884	-	-	-	47,593	-
Other accounts payable	20,428	67,523	308	181	522	21
Non-current liabilities	1,837,046	3,240,827	47,598	6,594	605,141	-
Associated companies and parent company	-	851,237	-	-	232,654	-
Suppliers	106,175	-	-	-	-	-
Deferred income tax and social contribution	612,870	-	-	2,939	-	-
Loans and financing	438,396	609,941	25,559	-	-	-
Debentures	-	997,958	-	-	-	-
Post employment benefits	134,962	343,584	21,070	2,807	-	-
Research and development and energy efficiency	43,350	61,211	-	-	-	-
Payables related to concession - use of public property	27,184	-	-	-	371,896	-
Reserve for contingencies	474,109	376,896	969	848	591	-
Equity	6,216,442	3,601,520	327,006	222,305	74,862	665,591
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440
Equity valuation adjustments	1,339,999	1,230	-	-	2,088	-
Legal reserves	247,134	135,294	6,706	17,295	2,444	-
Retaindes earnings	1,123,315	840,155	79,902	62,115	34,827	-
Unrealized revenue reserve	-	-	-	6,952	-	-
Accumulated profit (losses)	-	-	-	-	-	(41,849)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME
12.31.2012	GET	DIS	TEL	COM	ELE	UEG	CEO
Income from sale of goods and/or services	2,242,665	5,892,171	172,445	359,090	211,724	86,442	54
Cost of goods and/or services sold	(1,374,149)	(5,968,827)	(139,403)	(332,128)	(59,006)	(61,350)	(118)
Equity in income of subsidiaries	16,041	-	-	-	-	-	-
Net income before financial results and taxes	884,557	(76,656)	33,042	26,962	152,718	25,092	(64)
Financial income	48,624	5,644	3,444	4,769	(102,425)	12,178	110
Operating profit (losses)	933,181	(71,012)	36,486	31,731	50,293	37,270	46
Income tax and social contribution	(263,071)	(124,691)	(13,653)	(13,155)	(30,244)	(8,902)	(74)
Deferred income tax and social contribution	30,414	152,283	5,174	2,178	13,247	-	-
Net income for the year	700,524	(43,420)	28,007	20,754	33,296	28,368	(28)

ASSETS
12.31.2011	GET	DIS	TEL	COM	ELE	UEG	CEO
Total assets	8,618,225	7,563,936	353,370	276,164	764,180	641,044	4,116
Current assets	1,125,305	2,150,339	44,395	77,320	37,102	151,645	3,034
Cash and cash equivalents	216,495	647,783	8,348	41,047	17,851	86,318	2,847
Financial investments - bonds and securities	487,406	33,735	-	48	616	60,049	-
Financial restricted investments - collaterals and escrow accounts	1,957	5	-	706	-	-	-
Trade accounts receivable	247,377	1,104,328	18,253	32,715	18,366	-	90
CRC transferred to the State Government of Paraná	-	65,862	-	-	-	-	-
Account receivable related to concession	80,626	-	-	-	-	-	-
Other receivables	61,855	95,030	1,098	540	1	2,944	-
Inventories	23,714	69,579	9,015	1,491	-	3	-
Income tax and social contribution	2,243	87,484	3,958	1	-	2,322	89
Other current recoverable taxes	1,544	44,871	3,369	564	-	9	-
Prepaid expenses	2,088	1,662	354	208	268	-	8
Non-current assets	7,492,920	5,413,597	308,975	198,844	727,078	489,399	1,082
Long term assets	1,097,629	4,163,071	18,403	23,008	16,237	20,699	-
Financial investments - bonds and securities	61,931	38,211	-	-	-	-	-
Trade accounts receivable	-	32,363	89	10,534	-	-	-
CRC transferred to the State Government of Paraná	-	1,280,598	-	-	-	-	-
Judicial deposits	20,349	185,994	885	301	95	249	-
Account receivable related to concession	1,011,240	2,225,203	-	-	-	-	-
Advances to suppliers	-	-	-	11,982	-	-	-
Other receivables	1,878	3,172	-	191	-	-	-
Income tax and social contribution	-	-	-	-	-	18,714	-
Other current recoverable taxes	2,231	64,827	9,118	-	-	1,736	-
Deferred income tax and social contribution	-	332,703	8,311	-	16,142	-	-
Investments	386,873	4,012	-	-	-	-	-
Property, plant and equipment, net	5,969,262	-	273,787	-	496,410	468,576	1,082
Intangible assets	39,156	1,246,514	16,785	175,836	214,431	124	-

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES
12.31.2011	GET	DIS	TEL	COM	ELE	UEG	CEO
Total liabilities	8,618,225	7,563,936	353,370	276,164	764,180	641,044	4,116
Current liabilities	1,141,261	1,708,165	47,532	62,991	65,331	3,669	31
Social charges and accruals	56,228	151,184	13,490	2,734	181	106	-
Suppliers	211,100	531,187	7,000	43,054	3,048	3,130	2
Income tax and social contribution payable	133,348	-	-	7,526	6,987	-	-
Other taxes	21,385	214,128	4,390	1,788	4,187	411	29
Loans and financing	59,152	17,619	-	48	-	-	-
Minimum compulsary dividend payable	600,659	508,695	20,649	7,702	3,702	-	-
Post employment benefits	9,785	24,612	1,640	-	-	-	-
Customer charges due	4,047	66,464	-	-	-	-	-
Research and development and energy efficiency	13,943	140,918	-	-	2,054	-	-
Payables related to concession - use of public property	615	-	-	-	44,041	-	-
Other accounts payable	30,999	53,358	363	139	1,131	22	-
Non-current liabilities	1,737,175	2,189,936	41,098	6,693	651,464	152	-
Associated companies and parent company	-	781,031	23,000	-	305,936	-	-
Suppliers	118,530	-	-	-	-	-	-
Tax liabilities	-	-	-	-	-	152	-
Deferred income tax and social contribution	643,149	-	-	5,117	-	-	-
Loans and financing	437,549	708,607	-	-	-	-	-
Post employment benefits	117,851	295,899	17,883	1,205	-	-	-
Research and development and energy efficiency	34,523	60,126	-	-	-	-	-
Payables related to concession - use of public property	25,505	-	-	-	344,937	-	-
Other accounts payable	-	-	-	53	-	-	-
Reserve for contingencies	360,068	344,273	215	318	591	-	-
Equity	5,739,789	3,665,835	264,740	206,480	47,385	637,223	4,085
Capital	3,505,994	2,624,841	194,755	135,943	35,503	707,440	3,061
Equity valuation adjustments	1,440,745	8,657	-	-	-	-	-
Legal reserves	212,108	135,294	5,306	16,258	779	-	-
Retaindes earnings	145,364	883,575	62,685	43,851	11,103	-	1,024
Unrealized revenue reserve	-	-	-	10,428	-	-	-
Additional proposed dividends	435,578	13,468	1,994	-	-	-	-
Accumulated profit (losses)	-	-	-	-	-	(70,217)	-

STATEMENT OF INCOME
12.31.2011	GET	DIS	TEL	COM	ELE	UEG	CEO
Income from sale of goods and/or services	2,039,045	5,490,064	157,803	291,376	195,984	29,740	927
Cost of goods and/or services sold	(1,351,074)	(5,038,081)	(114,437)	(248,001)	(71,877)	(54,043)	(550)
Equity in income of subsidiaries	(3,487)	-	-	-	-	-	-
Net income before financial results and taxes	684,484	451,983	43,366	43,375	124,107	(24,303)	377
Financial income	101,643	256,721	2,923	6,136	(103,619)	17,297	995
Operating profit (losses)	786,127	708,704	46,289	49,511	20,488	(7,006)	1,372
Income tax and social contribution	(264,556)	(297,653)	(12,472)	(18,294)	(13,323)	-	(348)
Deferred income tax and social contribution	77,349	124,835	1,883	1,214	8,418	-	-
Net income for the year	598,920	535,886	35,700	32,431	15,583	(7,006)	1,024

STATEMENT OF INCOME								CEO	DOM
12.31.2010	GET	DIS	TEL	COM	ELE	UEG	CEM
Income from sale of goods and/or services	1,721,556	4,939,328	139,153	267,829	180,957	45,374	-	912	-
Cost of goods and/or services sold	(1,094,516)	(4,577,731)	(99,047)	(212,120)	(58,751)	(65,688)	(38)	(529)	(1,279)
Equity in income of subsidiaries	(3,345)	-	-	-	-	-	(9,246)	-	22,061
Net income before financial results and taxes	623,695	361,597	40,106	55,709	122,206	(20,314)	(9,284)	383	20,782
Financial income	62,311	378,910	4,059	5,256	(102,203)	13,278	352	785	(431)
Operating profit (losses)	686,006	740,507	44,165	60,965	20,003	(7,036)	(8,932)	1,168	20,351
Income tax and social contribution	(221,956)	(193,982)	(11,287)	(20,734)	(14,336)	-	(63)	(274)	(4)
Deferred income tax and social contribution	65,072	(22,012)	(184)	307	7,724	-	-	-	-
Net income for the year	529,122	524,513	32,694	40,538	13,391	(7,036)	(8,995)	894	20,347

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.3.                   Jointly-controlled entities

Percentage of share capital	Copel (Holding)	Copel Geração e Transmissão
Jointly controlled	%	%
Dominó Holdings S.A.	45.00	-
Cutia Empreendimentos Eólicos SPE S.A.	49.90	-
Costa Oeste Transmissora de Energia S.A.	-	51.00
Marumbi Transmissora de Energia S.A.	-	80.00
Transmissora Sul Brasileira de Energia S.A.	-	20.00
Caiuá Transmissora de Energia S.A.	-	49.00
Integração Maranhense Transmissora de Energia S.A.	-	49.00
Matrinchã Transmissora de Energia (TP NORTE) S.A.	-	49.00
Guaraciaba Transmissora de Energia (TP SUL) S.A.	-	49.00
Paranaíba Transmissora de Energia S.A.	-	24.50

Shared controls result from agreements between shareholders regardless of the ownership interest percentage.

a)       Paranaíba Transmissora de Energia S.A.

A Specific Purpose Entity (SPE) in which Copel Geração e Transmissão holds 24.5% of the voting capital, established on December 21, 2012 to implement and operate the electric power business, through concession of a basic transmission network of the National Interconnected System (SIN), whose objective is the construction, operation and maintenance of transmission facilities defined in the invitation to bid of ANEEL Auction 07/2012 held on December 19, 2012 which is mainly a 500 kV transmission line with an approximate length of 244 km, originating in the Barriers II substation and terminating in the Rio Mares substation; a 500 kV transmission line with an approximate length of 373 km, originating in the Rio das Éguas substation and terminating in the Luziânia substation; a 500 kV transmission line with an approximate length of 350 km, originating in the Luziânia substation and terminating in the Pirapora 2 substation and reactive compensation of equipment and their respective connections, line entries and bus tie switchboards, located in the States of Bahia, Minas Gerais and Goiás. The concession period is 30 years counted from the date of signing the contract and at the sole discretion of the granting authority; it may be renewed for an equal period at the maximum.

16.3.1.   Main groups of assets, liabilities and results of jontly-controlled

Balance as of December 31, 2012		Dominó		Costa Oeste		Marumbi		Sul Brasileira		Cutia
	Balance adjusted (1)	Share (45%)	Original Balance	Share (51%)	Original Balance	Share (80%)	Original Balance	Share (20%)	Original Balance	Share (49.9%)
Assets	888,298	399,734	6,154	3,138	3,166	2,533	85,076	17,015	10,738	5,358
Current assets	33,137	14,912	612	312	2,192	1,754	21,776	4,355	19	9
Non-current assets	855,161	384,822	5,542	2,826	974	779	63,300	12,660	10,719	5,349
.
Liabilities	888,298	399,734	6,154	3,138	3,166	2,533	85,076	17,015	10,738	5,358
Current liabilities	44,588	20,065	3,924	2,001	365	292	37,186	7,437	47	23
Non-current liabilities	-	-	174	88	33	26	39,875	7,975	2,950	1,472
Equity	843,710	379,669	2,056	1,049	2,768	2,215	8,015	1,603	7,741	3,863
.
Statement of Income
Construction revenues	-	-	5,518	2,814	960	768	63,263	12,652	-	-
Construction cost	-	-	(5,492)	(2,801)	(948)	(758)	(62,642)	(12,528)	-	-
Operational expenses	(3,001)	(1,350)	(630)	(322)	(336)	(269)	(964)	(193)	(930)	(464)
Financial income (expense)	(3,547)	(1,597)	66	34	16	13	352	71	33	17
Equity in income of subsidiaries	118,473	53,313	-	-	-	-	-	-	-	-
Income tax and social contribution	-	-	(202)	(103)	(35)	(28)	(3)	(1)	-	-
PROFIT (LOSS) FOR THE YEAR	111,925	50,366	(740)	(378)	(343)	(274)	6	1	(897)	(447)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Balance as of December 31, 2012		Caiuá		I. Maranhense		Matrinchã		Guaraciaba
	Original Balance	Share (49%)	Original Balance	Share (49%)	Original Balance	Share (49%)	Original Balance	Share (49%)
Assets	18,923	9,272	20,379	9,986	21,289	10,431	14,980	7,340
Current assets	1,682	824	2,431	1,191	13,556	6,642	11,367	5,570
Non-current assets	17,241	8,448	17,948	8,795	7,733	3,789	3,613	1,770
.
Liabilities	18,923	9,272	20,379	9,986	21,289	10,431	14,980	7,340
Current liabilities	3,076	1,508	726	356	615	302	770	377
Non-current liabilities	8,740	4,282	8,773	4,299	-	-	-	-
Equity	7,107	3,482	10,880	5,331	20,674	10,129	14,210	6,963
.
Statement of Income
Construction revenues	17,163	8,410	17,942	8,792	7,733	3,789	3,552	1,740
Construction cost	(16,868)	(8,265)	(17,498)	(8,574)	(7,554)	(3,702)	(3,484)	(1,707)
Operational expenses	(773)	(379)	(658)	(322)	(170)	(83)	(535)	(262)
Financial income	120	59	134	65	164	80	176	87
Income tax and social contribution	(36)	(18)	(40)	(20)	-	-	-	-
PROFIT (LOSS) FOR THE YEAR	(394)	(193)	(120)	(59)	173	84	(291)	(142)

Balance as of December 31, 2011		Dominó		Costa Oeste		Marumbi		Sul Brasileira		Cutia
	Balance adjusted (1)	Share (45%)	Original Balance	Share (51%)	Original Balance	Share (80%)	Original Balance	Share (20%)	Original Balance	Share (49.9%)
Assets	802,228	361,002	437	223	10	8	10	2	9,883	4,931
Current assets	36,591	16,466	375	192	10	8	10	2	25	12
Non-current assets	765,637	344,536	62	31	-	-	-	-	9,858	4,919
.
Liabilities	802,228	361,002	437	223	10	8	10	2	9,883	4,931
Current liabilities	33,436	15,046	37	19	-	-	-	-	311	155
Non-current liabilities	7	3	-	-	-	-	-	-	934	466
Equity	768,785	345,953	400	204	10	8	10	2	8,638	4,310
.
Statement of Income
Operacional expense	(3,372)	(1,518)	-	-	-	-	-	-	(579)	(289)
Financial income (expense)	(3,543)	(1,594)	-	-	-	-	-	-	-	-
Equity in income of subsidiaries	88,247	39,711	-	-	-	-	-	-	-	-
Income tax and social contribution	-	-	-	-	-	-	-	-	-	-
PROFIT (LOSS) FOR THE YEAR	81,332	36,599	-	-	-	-	-	-	(579)	(289)
(1) Balances adjusted to accounting practices

16.4.                   Associates

12.31.2012						Net	Part.
	Main					income	Group
	activity	Assets (1)	Liabilities (1)	Equity (1)	Revenues	(loss) (1)%
Cia. Saneamento do Paraná - Sanepar (16.4.1)	Sanitation	2,727,370	1,622,289	1,105,081	955,528	153,430	34.75
Sercomtel S.A. Telecomunicações (16.4.2)	Telecommunications	184,592	161,115	23,477	126,480	(65,403)	45.00
Foz do Chopim Energética Ltda.	Electric Power	46,085	1,712	44,373	37,491	26,373	35.77
Dona Francisca Energética S.A.	Electric Power	312,111	52,657	259,454	93,965	35,385	23.03
Dois Saltos Empreendimentos de
Geração de Energia Elétrica Ltda.	Electric Power	1,350	350	1,000	-	-	30.00
Copel Amec S/C Ltda.- em liquidação	Services	382	7	375	-	32	48.00
Carbocampel S.A.	Coal exploration	3,565	681	2,884	-	(73)	49.00
Escoelectric Ltda.	Services	1,885	3,087	(1,202)	-	(201)	40.00
(1)Balances adjusted to accounting practices

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.31.2011						Net	Part.
	Main					income	Group
	activity	Assets (1)	Liabilities (1)	Equity (1)	Revenues	(loss) (1)%
Cia. Saneamento do Paraná - Sanepar (16.4.1)	Sanitation	2,502,822	1,515,756	987,066	784,078	114,286	34.75
Sercomtel S.A. Telecomunicações (16.4.2)	Telecommunications	275,620	119,307	156,313	138,597	(4,723)	45.00
Foz do Chopim Energética Ltda.	Electric Power	51,148	2,498	48,650	35,124	29,122	35.77
Dona Francisca Energética S.A.	Electric Power	309,625	79,226	230,399	84,613	34,532	23.03
Sercomtel Celular S.A.	Telecommunications	18,903	36,073	-	27,065	2,429	45.00
Dois Saltos Empreendimentos de
Geração de Energia Elétrica Ltda.	Electric Power	1,350	350	1,000	-	-	30.00
Copel Amec S/C Ltda.- em liquidação	Services	348	4	344	-	19	48.00
Carbocampel S.A.	Coal exploration	3,553	1,111	2,442	-	(53)	49.00
Escoelectric Ltda.	Services	2,747	5,516	(2,769)	-	(122)	40.00
(1) Balances adjusted to accounting practices

16.4.1.   Sanepar

In 1998, the acquisition of shares in Sanepar by Dominó Holdings S.A. generated the concession right for the total amount of R$ 24,316, which at December 31, 2012 reported a balance of R$ 1,621. Copel’s proportional investment (45%), in this balance corresponded to R$ 729 and is being amortized over 15 years, as from 1999, at the rate of R$ 61 per month, and the amount recognized to profit/loss ending December 31, 2012 was R$ 730 (R$ 730 in 2011).

The Company indirectly owns a 15.64% investment on Sanepar. However, due to the Company's abilty to exercise significant influence in Sanepar, Copel accounts this investment using the equity method.

16.4.2.   Sercomtel S.A. Telecomunicações

The completion of work on the recovery tests of our assets, which occurred in 2012, adopting, where applicable, the same assumptions mentioned in footnote Fixed Assets (Note 17.6) indicated with an adequate level of security that assets linked to related Sercomtel S.A. Telecomunicações presented above the recoverable amount of R$ 41,438 (R$ 12,580 in 2011), resulting in a loss recognized in the income for 2012 of R$ 28,858 (R$ 42 in 2011), recorded as equity accounting.

16.4.3.   Sercomtel Celular S.A.

The impairment testing of the Company’s assets showed that the book value of the assets belonging to the associate, Sercomtel Celular S.A., was higher than their recoverable value by R$ 6,195, causing a write-off of the investment in this associate, in which Copel has an ownership interest of 45%. The company was merged into Sercomtel S.A. – Telecomunicações in October 31, 2012.

16.5.                   Other investments

16.5.1.   Other investments classified as available for sale

	Quantity	Average price	Market
	of	in December 2012	Value
	quota	(R$ per thousand shares)	Thousand R$
.			12.31.2012
Finam	18,891,053	0.07	1,323
Finor	1,114,618	0.28	312
			1,635

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Quantity		Quotation - 12.28.2012	Market
	of		stock exchange	value
Company	shares	Type	R$ per share	R$ thousand
Tractebel Energia S.A.	180,888	ON	33.35	6,033
Eletrosul - Centrais Elétricas S.A.	14,195	ON	41.35	587
Telefônica Brasil S.A.	7,859	ON	42.36	333
Telefônica Brasil S.A.	675	PN	47.57	32
TIM Participações S.A.	11,804	ON	8.20	97
Cia. de Eletricidade do Estado da Bahia - Coelba	1,643	PNA	44.42	73
Centrais Elétricas do Pará S.A. - Celpa	7,464	PNA	1.09	8
Centrais Elétricas do Pará S.A. - Celpa	1,057	PNB	0.89	1
Embratel Participações S.A.	2,476,773	ON	0.0120	30
Embratel Participações S.A.	301,949	PN	0.0125	4
Telebras - Telecomunicações Brasileiras S.A.	377	ON	12.69	5
Telebras - Telecomunicações Brasileiras S.A.	30	PN	8.00	-
Empresa Brasileira de Aeronáutica S.A.	14	ON	14.45	-
				7,203

16.5.2.   Advance for future investment

In November, 2011, the contract for purchase and sale of 49.9% of the representative shares of São Bento Energia, Investimentos e Participações S.A, which holds corporate control of companies GE Olho D’Água S.A, GE Boa Vista S.A, GE Farol S.A and GE São Bento do Norte S.A, which holds the concession grants of Centrais Geradoras Eólicas Olho D’Água, Boa Vista, Farol and São Bento do Norte, respectively, was signed. The contract will only be effective after approvals of the deal by ANEEL, by the Economic Defense Administrative Council – CADE and by the National Socio-Economic Development Bank – BNDES, which is the bank financing the funds necessary to the investment, construction and operation of the abovementioned wind power generation enterprises held by the subsidiaries. The funds provided, which amount to R$ 45,673, were classified as an advance for future investment. In case the approvals are not obtained, the seller is obliged to repay the funds adjusted by the variation of the National Prices Index – IGPM. The approvals by ANEEL and Cade were obtained, awaiting the completion of the procedure with BNDES.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.6.                   Consolidated statement of income segregated by company

Aiming to enable analysis of outcome by type of expenditure, costs and expenses are presented in aggregate form.

STATEMENT OF OPERATIONS	GET	DIS	TEL	COM	ELE	UEG	Others	Holding	Eliminations	Consolidated
12.31.2012
NET OPERATING INCOME	2,242,665	5,892,171	172,445	359,090	211,724	86,442	39,019	-	(471,339)	8,532,217
Electricity sales to final customers	137,990	2,490,638	-	-	-	-	-	-	(3,119)	2,625,509
Electricity sales to distributors	1,559,997	155,463	-	-	210,576	-	54	-	(302,583)	1,623,507
Charges for the use of the main transmission grid	444,653	2,500,075	-	-	-	-	468	-	(114,095)	2,831,101
Construction revenues	59,977	665,601	-	24,185	-	-	38,497	-	-	788,260
Revenues from telecommunications	-	-	166,713	-	-	-	-	-	(41,148)	125,565
Distribution of piped gas	-	-	-	325,012	-	-	-	-	-	325,012
Leases and rentals	1,136	66,661	5,689	-	-	86,442	-	-	(5,749)	154,179
Other operating revenues	38,912	13,733	43	9,893	1,148	-	-	-	(4,645)	59,084
OPERATING COSTS AND EXPENSES	(1,374,149)	(5,968,827)	(139,403)	(332,128)	(59,006)	(61,350)	(42,097)	(37,162)	471,384	(7,542,738)
Energy purchased for resale	(164,607)	(2,939,447)	-	-	(6,199)	-	-	-	302,518	(2,807,735)
Charges from use of grid system	(210,118)	(648,501)	-	-	(9,588)	(14,277)	-	-	110,123	(772,361)
Personnel and management	(317,712)	(824,102)	(70,253)	(19,891)	(2,252)	(1,289)	(948)	(10,152)	-	(1,246,599)
Private pension and health plans	(44,315)	(126,187)	(8,591)	(3,039)	-	-	-	(746)	-	(182,878)
Materials	(17,934)	(48,296)	(1,800)	(1,413)	(162)	(147)	(31)	(33)	-	(69,816)
Raw material and supplies - energy production	(22,641)	-	-	-	-	(2,870)	-	-	-	(25,511)
Natural gas and supplies - gas operations	-	-	-	(247,770)	-	-	-	-	-	(247,770)
Third parties services	(93,560)	(320,135)	(17,280)	(14,206)	(8,269)	(9,038)	(1,204)	(3,863)	57,496	(410,059)
Depreciation and amortization	(254,324)	(192,344)	(28,019)	(13,769)	(27,383)	(33,175)	(819)	(755)	-	(550,588)
Provisions and reversals	(80,212)	(118,986)	(4,316)	(1,086)	-	-	-	(14,196)	-	(218,796)
Construction cost	(43,791)	(665,601)	-	(24,185)	-	-	(38,335)	-	-	(771,912)
Compensation for use of water resources	(89,493)	-	-	-	(5,057)	-	-	-	-	(94,550)
Other costs and operational expenses	(35,442)	(85,228)	(9,144)	(6,769)	(96)	(554)	(760)	(7,417)	1,247	(144,163)
EQUITY IN EARNINGS OF SUBSIDIARIES	16,041	-	-	-	-	-	53,313	732,313	(790,627)	11,040
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	884,557	(76,656)	33,042	26,962	152,718	25,092	50,235	695,151	(790,582)	1,000,519
Financial income (expense)	48,624	5,644	3,444	4,769	(102,425)	12,178	(1,061)	1,051	(45)	(27,821)
OPERATIONAL PROFIT	933,181	(71,012)	36,486	31,731	50,293	37,270	49,174	696,202	(790,627)	972,698
Income tax and social contribution	(263,071)	(124,691)	(13,653)	(13,155)	(30,244)	(8,902)	(129)	(4,467)	-	(458,312)
Deferred income tax and social income	30,414	152,283	5,174	2,178	13,247	-	(115)	8,953	-	212,134
NET INCOME (LOSS) FOR THE YEAR	700,524	(43,420)	28,007	20,754	33,296	28,368	48,930	700,688	(790,627)	726,520

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF OPERATIONS	GET	DIS	TEL	COM	ELE	UEG	Others	Holding	Eliminations	Consolidated
12.31.2011
NET OPERATING INCOME	2,039,045	5,490,064	157,803	291,376	195,984	29,740	927	-	(428,774)	7,776,165
Electricity sales to final customers	102,934	2,233,335	-	-	-	-	-	-	(5,441)	2,330,828
Electricity sales to distributors	1,437,298	91,789	-	-	195,949	-	927	-	(286,132)	1,439,831
Charges for the use of the main transmission grid	346,255	2,505,499	-	-	-	-	-	-	(89,386)	2,762,368
Construction revenues	118,816	606,620	-	16,290	-	-	-	-	-	741,726
Revenues from telecommunications	-	-	157,803	-	-	-	-	-	(40,677)	117,126
Distribution of piped gas	-	-	-	273,933	-	-	-	-	-	273,933
Leases and rentals	1,207	56,058	-	-	-	32,804	-	-	(1,160)	88,909
Other operating revenues	32,535	(3,237)	-	1,153	35	(3,064)	-	-	(5,978)	21,444
OPERATING COSTS AND EXPENSES	(1,351,074)	(5,038,081)	(114,437)	(248,001)	(71,877)	(54,043)	(2,357)	(21,575)	428,774	(6,472,671)
Energy purchased for resale	(72,357)	(2,365,587)	-	-	(733)	-	-	-	286,132	(2,152,545)
Charges from use of grid system	(193,357)	(505,869)	-	-	(9,740)	(12,938)	-	-	89,386	(632,518)
Personnel and management	(240,858)	(657,382)	(58,341)	(15,096)	(1,913)	(998)	(26)	(8,039)	-	(982,653)
Private pension and health plans	(37,860)	(104,234)	(7,113)	(1,142)	-	-	-	(496)	-	(150,845)
Materials	(16,104)	(66,018)	(1,730)	(1,102)	(219)	(92)	(264)	(81)	-	(85,610)
Raw material and supplies - energy production	(23,047)	-	-	-	-	(1,984)	-	-	-	(25,031)
Natural gas and supplies - gas operations	-	-	-	(186,931)	-	-	-	-	-	(186,931)
Third parties services	(84,802)	(307,494)	(17,769)	(12,120)	(8,450)	(7,082)	(815)	(4,996)	52,095	(391,433)
Depreciation and amortization	(258,907)	(193,969)	(24,523)	(12,648)	(28,347)	(33,080)	(937)	(754)	-	(553,165)
Provisions and reversals	(173,119)	(122,332)	734	65	(246)	3,053	-	2,190	-	(289,655)
Construction cost	(108,533)	(606,620)	-	(16,290)	-	-	-	-	-	(731,443)
Compensation for use of water resources	(118,691)	-	-	-	(6,651)	-	-	-	-	(125,342)
Other costs and operational expenses	(23,439)	(108,576)	(5,695)	(2,737)	(15,578)	(922)	(315)	(9,399)	1,161	(165,500)
EQUITY IN EARNINGS OF SUBSIDIARIES	(3,487)	-	-	-	-	-	39,711	1,249,114	(1,229,684)	55,654
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	684,484	451,983	43,366	43,375	124,107	(24,303)	38,281	1,227,539	(1,229,684)	1,359,148
Financial income (expense)	101,643	256,721	2,923	6,136	(103,619)	17,297	(599)	(55,734)	-	224,768
OPERATIONAL PROFIT	786,127	708,704	46,289	49,511	20,488	(7,006)	37,682	1,171,805	(1,229,684)	1,583,916
Income tax and social contribution	(264,556)	(297,653)	(12,472)	(18,294)	(13,323)	-	(348)	(4,955)	-	(611,601)
Deferred income tax and social income	77,349	124,835	1,883	1,214	8,418	-	-	(9,160)	-	204,539
NET INCOME (LOSS) FOR THE YEAR	598,920	535,886	35,700	32,431	15,583	(7,006)	37,334	1,157,690	(1,229,684)	1,176,854

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.           Property, Plant and Equipment

17.1.                   Changes in fixed assets by type of account

	Balance as of					Balance as of
	January 1, 2012	Additions	Depreciation	Write off	Transference	December 31, 2012
Land	270,096	40,795	-	-	-	310,891
Buildings, civil works and improvements	507,226	7,975	(29,690)	(517)	1	484,995
Machinery and equipment	2,483,494	178,939	(154,237)	(1,950)	34,798	2,541,044
Vehicles	10,626	7,294	(3,829)	(42)	15,786	29,835
Furniture and tools	2,774	5,999	(472)	(8)	(107)	8,186
Reservoirs, dams and aqueducts	3,082,435	86,529	(144,920)	-	-	3,024,044
Others	852,472	671,503	-	(1,356)	(49,765)	1,472,854
	7,209,123	999,034	(333,148)	(3,873)	713	7,871,849

	Balance as of					Balance as of
	January 1, 2011	Additions	Depreciation	Write off	Transference	December 31, 2011
Land	216,640	53,458	-	-	(2)	270,096
Buildings, civil works and improvements	531,839	10,712	(28,887)	-	(6,438)	507,226
Machinery and equipment	2,436,816	212,472	(165,305)	(22,467)	21,978	2,483,494
Vehicles	6,095	7,707	(3,176)	-	-	10,626
Furniture and tools	2,807	1,231	(597)	(86)	(581)	2,774
Reservoirs, dams and aqueducts	3,186,075	47,976	(137,617)	-	(13,999)	3,082,435
Others	283,673	569,346	-	(538)	(9)	852,472
	6,663,945	902,902	(335,582)	(23,091)	949	7,209,123

17.2.                   Fixed Asset by company

		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	Value	Cost	depreciation	Value
			12.31.2012			12.31.2011
In service
Copel Geração e Transmissão	11,491,186	(7,101,472)	4,389,714	11,463,046	(6,848,147)	4,614,899
Copel Telecomunicações	498,571	(294,255)	204,316	451,466	(276,901)	174,565
Elejor	591,738	(122,685)	469,053	590,092	(103,598)	486,494
UEG Araucária	666,750	(229,920)	436,830	664,878	(196,784)	468,094
Centrais Eólicas do Paraná	-	-	-	4,129	(3,047)	1,082
Dominó Holdings	4	-	4	-	-	-
Cutia	10	(6)	4	10	(4)	6
Costa Oeste	11	(1)	10	-	-	-
Marumbi	8	-	8	-	-	-
Transmissora Sul Brasileira	4	-	4	-	-	-
Guaraciaba	30	-	30	-	-	-
	13,248,312	(7,748,339)	5,499,973	13,173,621	(7,428,481)	5,745,140
In progress
Copel Geração e Transmissão	2,245,507	-	2,245,507	1,354,363	-	1,354,363
Copel Telecomunicações	114,825	-	114,825	99,222	-	99,222
Elejor	11,386	-	11,386	9,916	-	9,916
UEG Araucária	137	-	137	482	-	482
Caiuá	34	-	34	-	-	-
Integração Maranhense	2	-	2	-	-	-
	2,371,891	-	2,371,891	1,463,983	-	1,463,983
Special liabilities
Copel Geração e Transmissão	(15)	-	(15)	-	-	-
	(15)	-	(15)	-	-	-
	15,620,188	(7,748,339)	7,871,849	14,637,604	(7,428,481)	7,209,123

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution No. 20/99, however, regulates the release of assets from the concessions of the public Electric energy utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession. For concession contracts of the use of public property (UBP) type, infrastructure usage restrictions are set forth in article 19 of ANEEL Decree no. 2,003/96.

17.3.                   Changes in Property, Plant and Equipment

	Fixed asset
	In service	In progress	Total
Balance as of January 1, 2011	6,015,235	648,710	6,663,945
Effect of the first consolidation of Cutia	6	-	6
Investment program paid	-	821,919	821,919
Investment program to pay	-	64,913	64,913
Provision for litigation	-	16,064	16,064
Fixed assets for projects	86,606	(86,606)	-
Transfers of accounts receivable related to the concession	1,004	-	1,004
Transfer for intangible assets in service	(55)	-	(55)
Depreciation quotas to profit and loss	(336,033)	-	(336,033)
Depreciation quotas - Pasep/Cofins credits	451	-	451
Write off	(22,074)	(1,017)	(23,091)
Balance as of December 31, 2011	5,745,140	1,463,983	7,209,123
Investment program paid	-	875,604	875,604
Investment program to pay	-	119,590	119,590
Financial participation of customers	-	(15)	(15)
Provision for litigation	-	3,855	3,855
Fixed assets for projects	88,619	(88,619)	-
Transfers of accounts receivable related to the concession	713	-	713
Depreciation quotas to profit and loss	(331,333)	-	(331,333)
Depreciation quotas - Pasep/Cofins credits	(1,815)	-	(1,815)
Write off	(1,351)	(2,522)	(3,873)
Balance as of December 31, 2012	5,499,973	2,371,876	7,871,849

17.4.                   Asset by type of account – in service and in progress

		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	Value	Cost	depreciation	Value
			12.31.2012			12.31.2011
In service
Reservoirs, dams and aqueducts	7,108,618	(4,341,971)	2,766,647	7,108,617	(4,196,870)	2,911,747
Machinery and equipment	4,509,360	(2,406,781)	2,102,579	4,457,236	(2,261,433)	2,195,803
Buildings	1,379,133	(963,086)	416,047	1,375,685	(933,593)	442,092
Land	183,023	-	183,023	182,562	-	182,562
Vehicles	57,474	(28,580)	28,894	38,721	(28,738)	9,983
Furniture and tools	10,704	(7,921)	2,783	10,800	(7,847)	2,953
	13,248,312	(7,748,339)	5,499,973	13,173,621	(7,428,481)	5,745,140

In progress	2,371,891	-	2,371,891	1,463,983	-	1,463,983

Special liabilities	(15)	-	(15)	-	-	-
	15,620,188	(7,748,339)	7,871,849	14,637,604	(7,428,481)	7,209,123

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Effects of Law 12,783/2012 on the property, plant and equipment of Copel Geração

On September 12, 2012, Medida Provisória 579 (MP 579) was published, which governs the extension of the concessions for generation, transmission and distribution of electric power, obtained by Law 9,074 of 1995. Decree 7,805 which regulates MP 579 was published on September 17, 2012. In accordance with MP 579/12, the companies which have contracts for concessions for generation, transmission and distribution of power, maturing between 2015 and 2017, have the option of extending the concession terms, at the discretion of the granting authority, once for a period of up to 30 years, provided that they accept early maturity of their existing contracts for December 2012. This extension is subject to the acceptance of certain conditions established by the granting authority, such as: i) fixed income according to criteria established by ANEEL, ii) submission to service quality standards set by ANEEL and, iii) agreement with established amounts as compensation for the assets linked to the concession.

The Company has not expressed interest in extending the concessions for generation falling due until 2017 and therefore, the occurrence of MP 579 and subsequent regulations published for these power stations, will not affect the cash flow forecast until the end of the current concessions.

This applies to the forecasts for revenue and also for the expectation of compensation at the end of the concession. Decree 7,850/12 confirms the assumption currently adopted in the tests, as it restores the condition of compensation to the new replacement value (VNR) at the discretion of the granting authority, of the residual balance of the assets recorded in each concession.

The Company's management understands it has an assured contractual right with respect to compensation of the assets linked to the end of the public service concessions, admitting, for calculation of recovery the new replacement value (VNR) methodology, as defined by Law 12,783/12.

17.5.                   Depreciation Rates

		Depreciation rates (%)
	12.31.2012	12.31.2011
Generation
General equipment	6.22	9.73
Generators	2.83	3.09
Reservoirs, dams and headrace channel	1.99	2.00
Hidraulic turbines	2.45	2.47
Gas and steam turbines	2.26	5.00
Water cooling and treatment facilities	4.40	4.40
Gas conditioning equipament	4.40	4.40
Central administration
Buildings	3.33	4.00
Office machinery and equipment	6.26	10.00
Furniture and tools	6.25	10.00
Vehicles	14.29	20.00
Telecommunications
Transmission equipment	7.70	7.70
Terminal equipment	10.50	10.50
Infrastructure	6.30	6.30

The Company, when applicable, uses the depreciation rates set by the regulatory agency, in light of the right to reimbursement at the end of the concession contract.

On January 1, 2012, depreciation rates were changed due to the review of useful lives made by the Regulatory Agency (ANEEL), according to Regulatory Resolution 474 of February 7, 2012. The effect on the statement of income was R$ 458.

The average rate for machinery and equipment is 2.94%.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Depreciation of the assets which are part of the original project of Mauá and Colíder Hydroelectric Power Plants

The Company has assets from Mauá and Colíder Hydroelectric Power Plants for which the Granting Authority is not expected to provide full guarantee that it will indemnify the Company by the end of the concession period for the residual value of the assets which are part of the original project. This interpretation is grounded in Law 8,987/95 and Decree 2,003/96.

Accordingly, from the date these assets start operations they are depreciated at the rates set by ANEEL (Brazilian Electricity Regulatory Agency), limited to the concession period.

As established on concession agreements, subsequent investments not forecasted in the original project, provided that they are approved by the Granting Authority and have not yet been amortized, will be indemnified by the end of concessions. Therefore, these assets will be depreciated at the rates set by ANEEL.

17.6.                   Impairment of Assets

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.7.                   Consórcio Energético Cruzeiro do Sul - Mauá Hydroelectric Power Plant (HPP)

Consórcio Energético Cruzeiro do Sul is owned by Copel Geração e Transmissão (51%), and by Eletrosul Centrais Elétricas S.A. (49%). On October 10, 2006, at Auction of Power from New Projects 004/06, this company acquired the rights to the concession of the Mauá Hydroelectric Power Plant, which will feature 363 MW of installed capacity; the concession is valid for 35 years from the date of signature, which took place on July 3, 2007.

   Based on the assumptions above, the Company has not identified a need to set aside an impairment provision.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 352 MW and a secondary powerhouse rated 11 MW, for a total of 363 MW of installed capacity, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná.

On November 17, 2008, the board of Banco Nacional de Desenvolvimento Econômico e Social – BNDES approved the financing for the Mauá Hydroelectric Power Plant. The financed amount corresponds to approximately 70% of Copel's total expenditures in connection with that facility.

The Mauá Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a price of R$ 112.96/MWh, as of November 1, 2006, restated annually according to the variation of the IPCA inflation index (R$ 156.35 /MWh as of December 31, 2012). A total of 192 average MW were sold, for supply starting in January 2011 for 30 years. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization.

The project has an Environmental Impact Study and an Environmental Impact Report, which have been discussed at public hearings and meetings and approved by the licensing authority, resulting in the issue of Installation License No. 6,496/08. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008.

Due to a preliminary injunction in Civil Action No. 1999.7001.007514-6, which has delayed the beginning of construction work, thus delaying the beginning of commercial power generation by each generating unit, Copel will guarantee the power purchase agreements with its own power generation and with energy acquired through contracts in the Free Commercialization Environment – ACL.

On June 28, 2012, the gates of the river’s deviation structures were closed and the reservoir started to be filled. Generating units 1, 2 and 3 of the venture entered into commercial operation on last semester, and Generating Units 4 and 5 are expected to enter into operation in January 2013.

Expenditures in this project have been recorded under property, plant, and equipment, proportionally to the Company’s stake. As of December 31, 2012, Copel Geração e Transmissão’s balance related to this project was R$ 868,748.

Total expenses already owed to suppliers of equipment and services in connection with the Mauá Hydroelectric Power Plant amounted to R$ 19,227 as of December 31, 2012 (R$ 31,011 as of December 31, 2011).

17.8.                   Colíder Hydroelectric Power Plant (HPP)

On July 30, 2010, at ANEEL Auction of Power from New Projects 003/10, Copel Geração e Transmissão won the rights to the concession of the Colíder Hydroelectric Power Plant, which will feature 300 MW of installed capacity; the concession is valid for 35 years from the date of signature of Concession Contract No. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

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

Copel has applied for financing from the National Economic and Social Development Bank (BNDES) for the Colíder Hydroelectric Power Plant.

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$ 103.40/MWh, as of July 1, 2010, restated according to the variation of the IPCA inflation index (R$ 119.73/MWh as of December 31, 2012). A total of 125 average MW were sold, for supply starting in January 2015 for 30 years. The assured power of the project, established in its concession agreement, was 179.6 average MW, after full motorization.

The service order for the beginning of the construction of the Colíder Hydroelectric Power Plant was signed on March 1, 2011.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In December 2012 the dam’s left bank was still being excavated and the right bank was still being land filled. The spillway was being concreted and the flood gates’ fixed parts was being assembled. The powerhouse was being concreted and the suction tubes and the traveler were being assembled. The substation was land filled. The excavations for the fish ladder were also under way.

The expenditures in this venture are recorded in fixed assets in progress account group. On December 31, 2012, the balance in fixed assets in progress on the project totaled R$ 1,063,149.

Total expenses already owed to suppliers of equipment and services in connection with the Colíder Hydroelectric  Power Plant amounted to R$ 434,848 as of December 31, 2012.

17.9.                   Cavernoso II Small Hydropower Plant (SHP)

On August 26, 2010 at ANEEL Auction No. 07/10, Copel Geração e Transmissão S.A. sold the power output of the Cavernoso II Small Hydropower Plant, a project with 19 MW of installed capacity located on the Cavernoso River, between the towns of Virmond and Candói, in the State of Paraná. On account of this sale, it obtained authorization to build and run the project for 35 years as of February 28, 2011, the date of publication of Ordinance no. 133 of the Ministry of Mines and Energy.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main power plant rated 19 MW, which is enough to supply 50 thousand people.

The Cavernoso II SHP’s power output was sold at a final price of R$ 146.99/MWh, as of August 1, 2010, restated according to the variation of the IPCA inflation index (R$ 170.14/MWh as of December 31, 2012). A total of 7.73 average MW were sold, for supply starting in November 2012 for 30 years. The project’s assured power, set forth under Ordinance No. 133 of the Ministry of Mines and Energy, dated February 25, 2011, is 10.56 average MW average.

The service order that authorizes the commencement of the mobilization and subsequent initiation of the construction works was signed on April 18, 2011.

The expenses incurred on this venture are recorded under property, plant and equipment. As of December 31, 2012 the balance in property, plant and equipment in progress for the venture amounted to R$ 100,684.

Total expenses already owed to suppliers of equipment and services in connection with the Cavernoso Small Hydropower Plant amounted to R$ 7,749 as of December 31, 2012.

17.10.               Consórcio Tapajós

COPEL has signed a Technical Cooperation Agreement with eight other companies of the sector to conduct studies on the Tapajós and Jamanxim rivers, in the North Region of Brazil, comprising an integrated environmental assessment of the Tapajós River Basin and viability and environmental studies of five hydroelectric projects, totaling 10,682 MW of installed capacity.

The power stations that are currently under study are Jatobá, with 2,338 MW, and São Luiz do Tapajós, the larger station, with 6,133 MW, both on the Tapajós River. In the future the Cachoeira do Caí (802 MW), Cachoeira dos Patos (528 MW) and Jamanxim (881 MW) power stations on the Jamanxim river will be studied.

The expenditures on this project are recorded under Fixed Assets under Construction in proportion to the share. At December 31, 2012, the balance of Copel Geração e Transmissão with respect to the venture totaled R$ 5,302.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.           Intangible Assets

		Concession		Concession		Right to use
		and autorization rights		contracts		software
		accumulated		accumulated		accumulated
	cost	amortization (1)	cost	amortization (1)	cost	amortization (2)	Other	Consolidated
								12.31.2012
In service
Assets with finite useful life
Copel Geração e Transmissão (18.5)	-	-	12,905	(36)	15,158	(3,511)	43	24,559
Copel Distribuição (18.1)	-	-	3,713,620	(3,113,508)	-	-	-	600,112
Copel Distribuição-Special Liabilities (18.6)	-	-	(320,627)	211,651	-	-	-	(108,976)
Copel Telecomunicações	-	-	-	-	25,819	(6,319)	-	19,500
Compagas (18.2)	-	-	217,446	(86,920)	4,070	(2,906)	-	131,690
Elejor (18.3)	-	-	263,920	(60,532)	-	-	5,927	209,315
UEG Araucária	-	-	-	-	360	(145)	-	215
Costa Oeste	-	-	-	-	-	-	2	2
Marumbi	-	-	-	-	-	-	3	3
Transmissora Sul Brasileira	-	-	-	-	4	-	-	4
Concession Right - Elejor (18.3)	22,626	(5,092)	-	-	-	-	-	17,534
Concession Right - Cutia (18.4)	5,809	-	-	-	-	-	-	5,809
	28,435	(5,092)	3,887,264	(3,049,345)	45,411	(12,881)	5,975	899,767
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-	-	-	18	18
Compagas	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	39	39
	28,435	(5,092)	3,887,264	(3,049,345)	45,411	(12,881)	6,014	899,806
In progress
Copel Geração e Transmissão (18.5)	-	-	15,101	-	991	-	4,312	20,404
Copel Distribuição (18.1)	-	-	898,361	-	-	-	-	898,361
Copel Distribuição-Special Liabilities (18.6)	-		(83,748)		-		-	(83,748)
Copel Telecomunicações	-	-	-	-	1,467	-	7	1,474
Compagas	-	-	52,837	-	-	-	-	52,837
Elejor	-	-	-	-	-	-	27	27
Cutia	-	-	-	-	-	-	5,345	5,345
Caiuá	-	-	-	-	-	-	3	3
Integração Maranhense	-	-	-	-	-	-	1	1
	-	-	882,551	-	2,458	-	9,695	894,704
								1,794,510
(1) Amortization over the concession period (2) Annual amortization rate: 20%

		Concession		Concession		Right to use
		and autorization rights		contracts		software
		accumulated		accumulated		accumulated
	cost	amortization (1)	cost	amortization (1)	cost	amortization (2)	Other	Consolidated
								12.31.2011
In service
Assets with finite useful life
Copel Geração e Transmissão	-	-	-	-	3,140	(2,281)	43	902
Copel Distribuição (18.1)	-	-	3,783,331	(2,895,710)	-	-	-	887,621
Copel Distribuição-Special Liabilities (18.6)	-	-	(367,099)	166,655	-	-	-	(200,444)
Copel Telecomunicações	-	-	-	-	5,936	(4,256)	-	1,680
Compagas (18.2)	-	-	199,932	(74,320)	4,053	(2,526)	-	127,139
Elejor (18.3)	-	-	263,920	(52,279)	-	-	-	211,641
UEG Araucária	-	-	-	-	230	(106)	-	124
Concession Right - Elejor (18.3)	22,626	(4,337)	-	-	-	-	-	18,289
Concession Right - Cutia (18.4)	5,809	-	-	-	-	-	-	5,809
	28,435	(4,337)	3,880,084	(2,855,654)	13,359	(9,169)	43	1,052,761
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-	-	-	18	18
Compagas	-	-	-	-	-	-	20	20
	-	-	-	-	-	-	38	38
	28,435	(4,337)	3,880,084	(2,855,654)	13,359	(9,169)	81	1,052,799
In progress
Copel Geração e Transmissão (18.5)	-	-	26,120	-	10,430	-	1,686	38,236
Copel Distribuição (18.1)	-	-	599,794	-	-	-	-	599,794
Copel Distribuição-Special Liabilities (18.6)	-	-	(40,457)	-	-	-	-	(40,457)
Copel Telecomunicações	-	-	-	-	15,100	-	5	15,105
Compagas	-	-	48,677	-	-	-	-	48,677
Elejor	-	-	-	-	-	-	2,790	2,790
Cutia	-	-	-	-	-	-	4,913	4,913
	-	-	634,134	-	25,530	-	9,394	669,058
								1,721,857
(1) Amortization over the concession period
(2) Annual amortization rate: 20%

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Changes in intangible assets by class of assets

	Concession	Concession
	contracts	rights	Softwares	Others	Consolidated
Balance as of January 1, 2011	1,699,506	19,044	27,489	2,915	1,748,954
Additions	718,583	5,809	4,756	4,913	734,061
Transfers to accounts receivable related to the concession	(520,110)	-	-	-	(520,110)
Amortization of quotas - concession and autorization	(226,913)	(755)	(637)	-	(228,305)
Write off	(12,502)	-	-	(101)	(12,603)
Others	-	-	(140)	-	(140)
Balance as of December 31, 2011	1,658,564	24,098	31,468	7,727	1,721,857
Additions	386,420	-	7,309	7,982	401,711
Transfers to accounts receivable related to the concession	(83,413)	-	-	-	(83,413)
Amortization of quotas - concession and autorization	(224,279)	(755)	(3,724)	-	(228,758)
Write off	(8,257)	-	(65)	-	(8,322)
Others	(8,565)	-	-	-	(8,565)
Balance as of December 31, 2012	1,720,470	23,343	34,988	15,709	1,794,510

Changes in intangible assets

.
				Concession contracts	Concession		Other
	In	In	Special Liabilities		and autorization	In	In
	service	progress	In service	In progress	rights	service	progress	Consolidated
Balance as of January 1, 2011	1,353,133	639,950	(229,031)	(64,546)	19,044	2,322	28,082	1,748,954
Effect of the first consolidation of Cutia	-	-	-	-	-	-	4,913	4,913
Investment program	-	808,687	-	-	5,809	-	5,224	819,720
Customers' financial participation	-	-	-	(94,396)	-	-	-	(94,396)
Aneel concession - use of public assets	-	5,457	-	-	-	-	-	5,457
Present value adjustments - grant by Aneel	-	(1,586)	-	-	-	-	-	(1,586)
Transfers to accounts receivable related to the concession	-	(613,284)	-	93,173	-	-	-	(520,111)
Transfers to intangible assets in service	156,681	(156,681)	(25,312)	25,312	-	3,295	(3,295)	-
Amortization of quotas - concession and autorization	(265,315)	-	50,800	-	(755)	(1,132)	-	(216,402)
Amortization of quotas - Pasep/Cofins credits	(14,928)	-	3,099	-	-	(169)	-	(11,998)
Transfers of investments - assets for future use	13	-	-	-	-	-	-	13
Transfers of assets in service	-	-	-	-	-	55	-	55
Write off	(4,710)	(7,952)	-	-	-	(100)	-	(12,762)
Balance as of December 31, 2011	1,224,874	674,591	(200,444)	(40,457)	24,098	4,271	34,924	1,721,857
Investment program	-	840,119	-	-	-	-	13,076	853,195
Customers' financial participation	-	-	-	(107,980)	-	-	-	(107,980)
Aneel concession - use of public assets	-	1,886	-	-	-	-	-	1,886
Transfers to accounts receivable related to the concession - remeasurement Resolution No. 474/2012	(136,658)	-	53,245	-	-	-	-	(83,413)
Transfers to tax liabilities	(8,073)	(301)	-	-	-	-	-	(8,374)
Transfers to accounts receivable related to the concession (Note 9.1)	-	(405,521)	-	57,916	-	-	-	(347,605)
Transfers to intangible assets in service	140,889	(140,889)	(6,773)	6,773	-	35,779	(35,779)	-
Amortization of quotas - concession and autorization	(256,731)	-	42,709	-	(755)	(3,748)	-	(218,525)
Amortization of quotas - Pasep/Cofins credits	(12,544)	-	2,287	-	-	24	-	(10,233)
Adjustments to financial assets classified as available for sale	-	-	-	-	-	2,215	-	2,215
Write off	(4,671)	(3,586)	-	-	-	3	(68)	(8,322)
Disposal	(191)	-	-	-	-	-	-	(191)
Balance as of December 31, 2012	946,895	966,299	(108,976)	(83,748)	23,343	38,544	12,153	1,794,510

18.1.                   Copel Distribuição

The intangible asset for the concession represents the right to exploit the construction services and the supply of energy services and will be recovered through consumption and consequent billing to customers.

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

The amortization of intangible assets reflects the pattern of estimated accrual of the corresponding economic benefits by Copel Distribuição, with expectation of amortization during to the term of the concession.

The residual amount of each asset remaining over the term of the concession is allocated as accounts receivables related to the concession (Note 9).

Due to the change of life established by the Regulatory Agency (ANEEL), by Ruling No. 474/2012 of February 7, 2012, there was reduction of Intangible Assets of R$ 75,856, which was transferred to the accounts receivable related to the concession.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.2.                   Compagas

These intangible assets are related to the construction of infrastructure and the acquisition of the necessary assets for the operation of gas distribution services and to the right to collect from customers for gas supply. The construction of infrastructure and the acquisition of assets are deemed service rendering by the granting authority.

Amortization of intangible assets reflects the standard expectation for the future economic benefits of the asset to be consumed by Compagas, with expected average amortization of 7.1% p.y., limited to the concession period, for gas pipelines built until December 31, 2008 and 10% p.y. for other assets.

At the end of the concession, the assets related to gas distribution service shall revert to the granting authority, and Compagas shall be reimbursed for the investments made based on their amortized replacement value, assessed through an independent auditing company, based on the values to be determined then.

18.3.                   Elejor

Concession Contract

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets have been amortized over the term of the concession contract, and the corresponding liability has been amortized by payments (Note 26.c).

Concession Rights

The acquisition of the Elejor shares held by Triunfo Participações S.A., on December 18, 2003, resulted in total concession intangible asset of R$ 22,626, which presents balance of R$ 17,535 as of December 31, 2012, in the Parent Company. The straight line method of amortization of the concession intangible asset was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statements of income as of December 31, 2012 was R$ 754 (R$ 754 in 2011).

18.4.                   Cutia

The acquisition resulted in concession rights amounting to R$ 5,809, which will be amortized over the concession period, from the start of commercial operation of the project, scheduled for January 1, 2015 for commitments resolutions by ANEEL. The concession period of wind farms is 30 years from the date of publication of authorizing resolutions in the Official Gazette, which occurred on January 05, 2012.

18.5.                   Copel Geração e Transmissão

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets have been amortized over the term of the concession contract.

On December 31, 2012, the Group had R$ 12,869 (R$ 12,341 as of December 31, 2011) recorded in connection with the Mauá Hydroelectric Power Plant Concession Contract and R$ 15,101 (R$ 13,779 as of December 31, 2011) recorded in connection with the Colíder Hydroelectric Power Plant.

18.6.                   Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, state, and municipal funds, and special credits assigned to the investments in facilities related to a concession.

Special obligations are not onerous liabilities and are not the shareholder’s credits.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The scheduled date for settlement of these liabilities was the concession expiration date. ANEEL, by means of Regulatory Resolution no. 234/2006, as amended by Resolution No. 338/2008, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic tariff review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to ANEEL Ruling no. 3,073/06 and Circular Letter No. 1,314/07. Amortization is calculated based on the same average rate of distribution activity.

According to the regulations of ANEEL, special obligations should be recorded in the statement of financial position as a reducer of the total intangible and financial assets.  The balance of special obligations reported in intangible assets will be amortized over the concession period.

18.7.                   Recoverable value of intangible asset (finite useful life)

Although there is no indication of recovery loss, the Company has assessed the recoverable value of its intangible assets based on the present value of the corresponding estimated future cash flows.

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

18.8.                   Energy Universalization and the Luz para Todos Program

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

On November 11, 2003, Decree no. 4,873 established the National Program for the Universalization of Electric Energy Use and Access, named Luz para Todos (“Light for Everyone”), which aims to provide electricity to the share of Brazil’s rural population, focused on family agriculture, which does not yet have access to this public service. This program is coordinated by the Ministry of Mines and Energy (MME) and carried out with the participation of Eletrobras. In Paraná, the Ministry is represented by Eletrosul, and the participants are the State Government and Copel. Furthermore, the program is integrated with several social and rural development programs implemented by the Federal Government and by State Governments, to ensure that the rural electrification efforts result in increased agricultural output, in increased income and in social inclusion, providing better standards of living to the rural communities. The program has been extended until December 31, 2011, under Decree no. 7,324, dated October 5, 2010, and reissued by the Decree no. 7,520, dated July 8, 2011, with its duration set to the year of 2014. For this new edition of the Program, the Ministry of Mines and Energy has set a goal of 4000 connections for the years 2012 and 2013, whose term of commitment and financing agreement will be signed in 2013.

In 2012, 590 connections were made, and the works for attending isolated communities through special cables and photovoltaic systems that will benefit over 500 families in 2013 were also started. With this, Copel has surpassed the mark of 76,500 connections since the beginning of the program.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel signed with Eletrobras four financing and subsidy agreements, in the amount of R$ 278,152. The first two have already been fully executed. Only two contracts are still under way: ECFS no. 206/07, under which the Company received R$ 88,501, of which R$ 75,858 came from RGR funds and R$ 12,643 from CDE funds, out of the estimated total of R$ 109,642; and ECFS no. 273/09, under which the Company received R$ 19,183, of which R$ 16,443 came from RGR funds and R$ 2,740 from CDE funds, out of the estimated total of R$ 63,930.

The total estimated investments under the contracts for the program are broken down below:

Source	R$	Participation
Federal Government - CDE grant	62,882	19%
State Government of Paraná	33,002	10%
Financing RGR	168,129	51%
Executive agent - Copel	66,007	20%
Total of the program	330,020	100%

As of December 31, 2012, the total amount invested in the Luz para Todosprogram was R$ 361,711.

19.           Payroll, Social Charges and Accruals

	12.31.2012	12.31.2011
Social security liabilities
Taxes and social contribution	61,409	39,493
Social security charges on paid vacation and 13th salary	34,166	23,900
	95,575	63,393
Labor liabilities
Payroll, net	3,039	152
Vacation	96,761	76,142
Profit sharing for the period	29,940	48,068
Voluntary redundancy	158,781	36,338
Consignments for third parties	54	2
	288,575	160,702
	384,150	224,095

20.           Suppliers

	12.31.2012	12.31.2011
Energy supplies	517,982	316,262
Materials and supplies	476,191	257,166
Charges for use of grid system	82,195	79,795
Natural gas for resale	43,681	40,698
Natural gas and supplies for the gas business - renegotiation Petrobras	117,306	161,994
	1,237,355	855,915
Current	1,136,359	747,453
Non-current	100,996	108,462

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

20.1.                   Main Power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and restated annually according to the IPCA inflation index.

.	Supply	Energy purchased	Auction	Average purchase
	period	(anual average MW)	date	price (R$/MWh)
Auction of power from existing facilities
1st Auction - Product 2005	2005 to 2012	933.72	12.07.2004	57.51
1st Auction - Product 2006	2006 to 2013	452.34	12.07.2004	67.33
1st Auction - Product 2007	2007 to 2014	11.55	12.07.2004	75.46
2nd Auction - Product 2008	2008 to 2015	69.02	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	44.13	10.11.2005	94.91
5th Auction - Product 2007	2007 to 2014	157.17	12.14.2006	104.74
11th Auction Adjust. P-12M	Jan to Dec 2012	26.89	09.30.2011	73.63
		1,694.82
Auction of power from new facilities
1st Auction - Product 2008 Hydro	2008 to 2037	3.61	12.16.2005	106.95
1st Auction - Product 2008 Therm	2008 to 2022	25.56	12.16.2005	132.26
1st Auction - Product 2009 Hydro	2009 to 2038	3.26	12.16.2005	114.28
1st Auction - Product 2009 Therm	2009 to 2023	41.59	12.16.2005	129.26
1st Auction - Product 2010 Hydro	2010 to 2039	66.31	12.16.2005	114.57
1st Auction - Product 2010 Therm	2010 to 2024	64.30	12.16.2005	121.81
3rd Auction - Product 2011 Hydro	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction - Product 2011 Therm	2011 to 2025	54.22	10.10.2006	137.44
4th Auction - Product 2010 Therm	2010 to 2024	15.65	07.26.2007	134.64
5th Auction - Product 2012 Hydro	2012 to 2041	52.50	10.16.2007	129.14
5th Auction - Product 2012 Therm	2012 to 2026	74.77	10.16.2007	128.37
6th Auction - Product 2011 Therm	2011 to 2025	15.48	09.17.2008	128.42
7th Auction - Product 2013 Hydro	2013 to 2042	12.24	09.30.2008	98.98
7th Auction - Product 2013 Therm	2013 to 2027	303.99	09.30.2008	145.23
Santo Antonio	2012 to 2041	106.00	12.10.2007	78.87
Jirau	2013 to 2042	141.51	05.19.2008	71.37
		1,038.65

21.           Loans and Financing

				Current		Non-current
				liabilities		liabilities
			12.31.2012	12.31.2011	12.31.2012	12.31.2011
	Principal	Charges	Total
Foreign currency
STN (21.1)	2,737	574	3,311	4,484	56,029	53,943
Eletrobras	6	-	6	6	5	12
	2,743	574	3,317	4,490	56,034	53,955
Local currency
Banco do Brasil (21.2)	115,317	53,307	168,624	39,879	1,373,235	1,464,325
Eletrobras (21.3)	52,807	1,397	54,204	45,454	178,841	216,031
Finep (21.4)	1,951	63	2,014	1,962	27,511	3,904
BNDES (21.5)	15,514	2,642	18,156	12,336	196,699	159,901
Banco do Brasil
Transfer BNDES (21.6)	12,316	2,659	14,975	12,318	157,268	159,869
BNDES - Compagas	-	-	-	48	-	-
	197,905	60,068	257,973	111,997	1,933,554	2,004,030
	200,648	60,642	261,290	116,487	1,989,588	2,057,985

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.1.                   Department of the National Treasury - STN

	Number of	Final		Annual rate p.y.
Type of bonus	installment	maturity	Amortization	(interest + commission)	Principal
						12.31.2012	12.31.2011
Debt Conversion Bond	17	04.12.2012	Semi Annual	Libor Semi Annual+0.8750%+0.20%	14,012	-	1,412
Capitalization Bond	21	04.10.2014	Semi Annual	8.0% + 0.20%	12,225	4,180	6,392
Par Bond	1	04.11.2024	Single installment	6.0% + 0.20%	17,315	22,548	29,935
Discount Bond	1	04.11.2024	Single installment	Libor Semi Annual+0.8125%+0.20%	12,082	32,612	20,688
						59,340	58,427
					Current	3,311	4,484
					Non-current	56,029	53,943
Issue Date: 05.20.1998
Collateral:

Company’s centralized revenues account. For the Discount and Par Bonds, there are collateral deposits of R$ 25,426 e R$ 17,820, as of December 31, 2012 (R$ 22,076 and R$ 15,477 as of December 31, 2011), respectively (Note 6).

Note:
The restructuring of medium and long-term debt in connection with the financing received under Law nº 4,131/62.

21.2.                   Banco do Brasil S.A.

	Issue	Number of	Final	Annual rate p.y.
Contracts	Date	installment	maturity	(interest + commission)	Principal
						12.31.2012	12.31.2011
Law 8,727/93 (a)	03.30.1994	240	03.01.2014	TJLP and IGP-M + 5.098%	28,178	298	487
21/02155-4 (b)	09.10.2010	3	08.15.2015	98.5% of average rate of CDI	350,000	430,932	396,295
21/02248-8 (c)	06.22.2011	1	06.01.2015	99.5% of average rate of CDI	150,000	170,142	155,925
Credit Note 330600129 (d)	01.31.2007	1	01.31.2014	106.5% of average rate of CDI	29,000	29,911	30,454
Credit Note 330600132 (e)	02.28.2007	1	02.28.2014	106.2% of average rate of CDI	231,000	236,729	240,170
Credit Note 330600151 (f)	07.31.2007	1	07.31.2014	106.5% of average rate of CDI	18,000	18,565	18,902
Credit Note 330600156 (g)	08.28.2007	1	08.28.2014	106.5% of average rate of CDI	14,348	14,705	14,919
Credit Note 330600157 (h)	08.31.2007	1	08.31.2014	106.5% of average rate of CDI	37,252	38,143	38,697
Credit Note 330600609 (i)	08.19.2011	3	07.21.2016	109.41% of average rate of CDI	600,000	602,434	608,355
						1,541,859	1,504,204
					Current	168,624	39,879
					Non-current	1,373,235	1,464,325
Company:
Copel Distribuição: (a) (b) (c)
Parent Company: (d) (e) (f) (g) (h) (i)

Anual installment
Along with the interest in proportion to the installments, the first amount of R$ 116,666, maturing on 08.25.2013 and others of R$ 116,667, maturing on 07.11.2014 and 08.15.2015: (b)
The first amount of R$ 200,000, maturing on 07.21.2014 and other on 07.21.2015 and 07.21.2016: (i)

Destination:
Private Credit Assignment Agreement with the Federal Government: (a)
Working capital: (b) (c)
Only purpose of paying the debts: (d) (e) (f) (g) (h) (i)

Collateral:
Copel’s accounts receivable: (a)
Pledge until 360 days: (b) (c)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.3.                   Eletrobras - Centrais Elétricas Brasileiras S.A.

	Issue	Number of	Final	Annual rate p.y.
Contracts	Date	installment	maturity	(interest + commission)	Principal
						12.31.2012	12.31.2011
1293/94 (a)	09.23.1994	180	06.30.2016	5.5% to 6.5% + 2.0%	307,713	119,038	146,412
980/95 (b)	12.22.1994	80	11.15.2018	8.0%	11	16	19
981/95 (c)	12.22.1994	80	08.15.2019	8.0%	1,169	441	506
982/95 (d)	12.22.1994	80	02.15.2020	8.0%	1,283	166	190
983/95 (e)	12.22.1994	80	11.15.2020	8.0%	11	205	230
984/95 (f)	12.22.1994	80	11.15.2020	8.0%	14	87	98
985/95 (g)	12.22.1994	80	08.15.2021	8.0%	61	53	59
002/04 (h)	06.07.2004	120	07.30.2016	8.0%	30,240	4,059	5,049
142/06 (i)	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	21,333	24,562
206/07 (j)	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	69,351	65,744
273/09 (k)	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	16,525	16,443
2540/06 (l)	05.12.2009	60	10.30.2016	5.0% + 1.5%	2,844	1,771	2,173
						233,045	261,485
					Current	54,204	45,454
					Non-current	178,841	216,031
Company:
Copel Geração e Transmissão: (a)
Copel Distribuição: (b) (c) (d) (e) (f) (g) (h) (i) (j) (k) (l)

Destination:
Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system: (a)
National Program for Watering - Proni: (b) (c) (d) (e) (f) (g)
Rural Electricity Program - Luz para Todos: (h) (i) (j) (k)
National Program for Efficient Public Lighting - ReLuz: cover 75% of the total cost of the Project for the City of Ponta Grossa: (l)

Collateral:
The guarantee is represented by the income, supported by power of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

Note:
Final Grace Period: 12.30.2012 (k)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.4.                   Finep - Financiadora de Estudos e Projetos

	Issue	Number of	Final	Annual rate p.y.
Contracts	Date	installment	maturity	(interest + commission)	Principal
						12.31.2012	12.31.2011
2070791-00 (a)	11.28.2007	49	12.15.2014	0.37% above TJLP	5,078	2,295	3,440
2070790-00 (b)	11.28.2007	49	12.15.2014	0.13% above TJLP	3,535	1,618	2,426
21120105-00 (c)	05.17.2012	81	10.15.2020	4.0%	35,095	15,526	-
21120105-00 (c)	05.17.2012	81	10.15.2020	3.5% + TR	17,103	10,086	-
						29,525	5,866
					Current	2,014	1,962
					Non-current	27,511	3,904
Company:
Copel Geração e Transmissão: (a) (b)
Copel Telecomunicações: (c)

Destination:
Research and Development Project GER 2007: (a)
Research and Development Project TRA 2007: (b)
Projeto BEL - ultra wide band intranet service (Ultra Wide Band - UWB): (c)

Collateral:
Withhold the amounts from the checking account in which revenues are deposited : (a) (b) (c)

Notes:

(c) In replacement to the contract 2100567-00, signed on November 29, 2010. Credit of R$ 52,198 to be offered in six installments and divided into subcredit “A” in the amount of R$ 35,095 and subcredit “B” in the amount of R$ 17,103. In contrast, the financed commits to participate in the costs of preparation with the minimum value of R$ 8,324. During the year 2 installments were released, namely: subcredit "A" in the amount of R$ 15,645, e subcredit "B" in the amount of R$ 10,162.

The maturity of the 1st installment is February 15, 2014.

21.5.                   BNDES

	Issue	Number of	Maturity		Annual rate p.y.
Contracts	Date	installment	initial	final	(interest + commission)	Principal
							12.31.2012	12.31.2011
820989.1 (a)	03.17.2009	179	03.15.2013	01.15.2028	1.63% above TJLP	169,500	172,137	172,237
1120952.1-A (b)	12.16.2011	168	05.15.2012	04.15.2026	1.82% above TJLP	42,433	39,568	-
1120952.1-B (c)	12.16.2011	168	05.15.2012	04.15.2026	1.42% above TJLP	2,290	3,150	-
							214,855	172,237
						Current	18,156	12,336
						Non-current	196,699	159,901
Company:
Copel Geração e Transmissão: (a) (b) (c)

Financial charges:
It will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

Destination:
Construction of the Mauá Hydroelectric Power Plant and its transmission system: (a)
Implementation of transmission line between substations Foz do Iguaçu and Cascavel Oeste: (b)
Purchase of machinery and equipment: (c)

Collateral:

All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection with this project (a) Copel Geração e Transmissão has undertaken to assign to the BNDES the rights it holds under Concession Arrangement 027/2009-ANEEL, and to submit as a guarantee to the BNDES the credit rights deriving from the provision of energy transmission services stipulated in the Concession Arrangement (Transmission Services Agreement 09/2010, entered into on 01.19.2009 by Copel Geração e Transmissão and the National Electric System Operator (Operador Nacional do Sistema Elétrico or ONS), the transmission concession operators and the users of the transmission system, including the entire revenue deriving from the transmission services provided: (b) and (c)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.6.                   Banco do Brasil - Distribution of Funds from BNDES

	Issue	Number of	Maturity		Annual rate p.y.
Contracts	Date	installment	initial	final	(interest + commission)	Principal	Consolidated
							12.31.2012	12.31.2011
21/02000-0	04.16.2009	179	03.15.2013	01.15.2028	2.13% above TJLP	169,500	172,243	172,187
							172,243	172,187
						Current	14,975	12,318
						Non-current	157,268	159,869
Company:
Copel Geração e Transmissão

Financial charges:
It will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

Destination:
Construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul.

Collateral:

All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection with this project.

21.7.                   Breakdown of loans and financing by currency and index

		Index and change in foreign currencies
		accumulated in the period (%)	Consolidated
	12.31.2012	12.31.2011	12.31.2012%		12.31.2011%
Foreign currency
U.S. Dolar	8.94	12.56	59,351	2.64	58,445	2.69
			59,351	2.64	58,445	2.69
Local currency
TJLP	5.75	6.00	387,111	17.20	350,302	16.11
IGP-M	7.81	5.10	284	0.01	475	0.02
Ufir	-	-	114,006	5.06	115,074	5.29
Finel	1.52	1.01	119,040	5.29	146,411	6.73
UMBND	-	-	-	-	48	-
CDI	(36.52)	2.17	1,541,561	68.49	1,503,717	69.16
TR	0.29	1.21	13,998	0.62	-	-
Without indexer	-	-	15,527	0.69	-	-
			2,191,527	97.36	2,116,027	97.31
			2,250,878	100.00	2,174,472	100.00
		Current	261,290		116,487
		Non-current	1,989,588		2,057,985

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.8.                   Maturity of non-current instalments

	Foreign	Local
	currency	currency	Consolidated
			12.31.2012	12.31.2011
2013	-	-	-	204,084
2014	1,374	728,741	730,115	729,022
2015	-	588,300	588,300	549,593
2016	-	258,572	258,572	243,894
2017	-	46,098	46,098	34,201
2018	-	44,180	44,180	33,292
2019	-	41,435	41,435	30,544
2020	-	37,760	37,760	27,949
2021	-	28,584	28,584	22,849
2022	-	28,580	28,580	22,844
2023	-	26,936	26,936	21,200
After 2023	54,660	104,368	159,028	138,513
	56,034	1,933,554	1,989,588	2,057,985

21.9.                   Changes in loans and financing

		Foreign currency		Local currency
	current	non-current	current	non-current	Total
Balance as of January 1, 2011	14,516	51,412	68,579	1,229,570	1,364,077
Funding	-	-	-	816,431	816,431
Charges	2,537	-	107,000	50,195	159,732
Monetary and exchange variations	617	5,912	95	1,501	8,125
Transfers	3,369	(3,369)	93,667	(93,667)	-
Amortization - principal	(7,953)	-	(40,693)	-	(48,646)
Amortization - interest and variation	(8,596)	-	(116,651)	-	(125,247)
Balance as of December 31, 2011	4,490	53,955	111,997	2,004,030	2,174,472
Funding	-	-	-	81,723	81,723
Charges	2,738	-	133,106	48,507	184,351
Monetary and exchange variations	163	4,712	174	1,460	6,509
Transfers	2,633	(2,633)	202,166	(202,166)	-
Amortization - principal	(2,302)	-	(35,566)	-	(37,868)
Amortization - interest and variation	(4,405)	-	(153,904)	-	(158,309)
Balance as of December 31, 2012	3,317	56,034	257,973	1,933,554	2,250,878

21.10.               Contracts with clauses for anticipated maturity

The Company and its subsidiaries contract loan which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital of subsidiaries that represents a change in control, without prior notice; specifically for Copel Geração e Transmissão, no dividend distributions or payments for interest on own capital to be made, for which the amount, individually or together, exceeds the minimum compulsory amount, without prior and express authorization. Non compliance with these terms could result in the anticipated maturity of the debts.

At December 31, 2012 all of the terms were analyzed, and it was identified that all contractual covenants had been complied with.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.           Debentures

22.1.                   Debentures - Copel Distribuição

Debentures	Issue	Number of	Final Maturity		Annual rate p.y.
1st issue	Date	installment	1st installment	2nd installment	(interest)	Principal	Consolidated
							12.31.2012
Single series	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	1,010,677
							1,010,677
						Current	12,719
						Non-current	997,958
Characteristics:

On October 22, 2012 the first issue of simple, unconvertible, unsecured debentures, in a single batch by Copel Distribuição S/A. was approved for public offering under restricted placement efforts, pursuant to CVM Instruction number 476, in the minimum amount of R$1,000,000.

100,000 notes were issued with a unit value of R$10.
The debentures' unit values will not be adjusted for inflation.

Finance charges:
Bear interest at the rate of 100% of the daily average rates of interbank extragroup deposits as a percentage, plus a spread or surcharge of 0.99% p.a., paid half-yearly in April and October.

Allocation:
Funds raised on October 30, 2012 will be allocated as working capital or used to make investments in the issuer.

Collaterals:
Personal guarantee

Guarantor:
Companhia Paranense de Energia - Copel

22.2.                   Change in debentures

		Local currency
	Current	Non-current	Total
Balance as of January 01, 2011	621,157	-	621,157
Funding	48,094	-	48,094
Charges	(600,000)	-	(600,000)
Amortization - interest and variation	(69,251)	-	(69,251)
Balance as of December 31, 2011	-	-	-
Funding	-	1,000,000	1,000,000
Charges	14,858	(2,042)	12,816
Amortization - interest and variation	(2,139)	-	(2,139)
Balance as of December 31, 2012	12,719	997,958	1,010,677

22.3.                   Contracts with clauses for anticipated maturity

The Company issued debentures that contain covenants that require the maintenance of certain economic and financial indices within previously established parameters with enforceability of compliance with annual and other conditions to be observed, such as changing the shareholding of the Company in the share capital representing a change of control without the prior consent of the Debenture holders; not making without prior written consent of the Debenture holders, payments of dividends or payments of interest on equity, whose value, separately or jointly, exceeds 25% for Copel Holding and 30% for Copel Distribuição, if they are in arrears regarding compliance with any of their financial obligations or they do not meet the established financial indices. Failure to comply with these conditions may imply early maturity of the debentures.

At December 31, 2012 all of the terms were analyzed, and it was identified that all contractual covenants had been complied with.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.           Post-Employment Benefits

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

23.1.                   Benefit Pension Plan

The pension plans I and II are defined benefit plans for which the income is previously determined based on the salary level of each individual and the Pension Plan III is a defined contribution plan (CD).

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with the rules established in CVM Decision 695/12, which approved and made Technical Pronouncement IAS 19 and IFRC 14, and refer to employee benefits, and correlated to IAS 19. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

23.2.                   Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

23.3.                   Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under Post-Employment Benefits, are summarized below:

	12.31.2012	12.31.2011
Pension plan (23.1)	989	14,410
Healthcare plan (23.2)	527,253	454,465
	528,242	468,875
Current	25,819	36,037
Non-current	502,423	432,838

The amounts recognized in the statement of income are shown below:

	12.31.2012	12.31.2011
Pension plan (CD)	54,741	50,664
Pension plan (CD) - management	751	455
Healthcare plan - post employment	94,610	71,620
Healthcare plan	45,928	35,471
Healthcare plan - management	57	41
	196,087	158,251
(-) Transfers to contruction in progress	(13,209)	(7,406)
	182,878	150,845

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Changes in the post-employment benefits

	Current	Non-current
	liabilities	liabilities	Total
Balance as of January 1, 2011	24,255	384,208	408,463
Appropriation of actuarial calculation	-	71,620	71,620
Pension and healthcare contributions	86,631	-	86,631
Transfers	22,990	(22,990)	-
Amortizations	(97,839)	-	(97,839)
Balance as of December 31, 2011	36,037	432,838	468,875
Appropriation of actuarial calculation	-	94,610	94,610
Pension and healthcare contributions	101,477	-	101,477
Transfers	25,025	(25,025)	-
Amortizations	(136,720)	-	(136,720)
Balance as of December 31, 2012	25,819	502,423	528,242

23.4.                   Actuarial valuation pursuant to IFRS 19 and IFRIC 14

23.4.1.   Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2012 and 2011 are shown below:

		2012		2011
	Actual	Nominal	Actual	Nominal
Economic
Inflation p.y.	-	5.35%	-	5.20%
Discount rate expected return on plan assets rate
Pension plan	3.30%	8.83%	5.39%	10.87%
Healthcare plan	3.84%	9.40%	5.39%	10.87%
Compensation increase p.y.	2.00%	7.46%	2.00%	7.30%
Demographic
Mortality table		AT - 2000		AT - 2000
Disabled mortality table		AT - 83		AT - 83
Disability table		Light M		Light M

23.4.2.   Number of participants and beneficiaries

		Pension plan		Healthcare plan
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Number of active participants	9,637	10,049	9,297	9,180
Number of inactive participants	6,734	6,514	5,417	5,247
Number of dependent	-	-	23,949	24,006
Total	16,371	16,563	38,663	38,433

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.4.3.   Life expectancy from the average age – Annuity Table AT-2000

	Plan BD	Plan CD
Balance as of December 31, 2012
Retired Participants	18.00	25.30
Pensioner Participants	21.30	33.80

Balance as of December 31, 2011
Retired Participants	21.50	26.19
Pensioner Participants	23.06	31.46

The average age of inactive participants of the healthcare and pension plans of the Company is 64.0 years.

23.4.4.   Actuarial valuation

Benefit plan	Pension plan	Healthcare plan		Consolidated
			12.31.2012	12.31.2011
Defined benefit obligation	4,563,586	848,756	5,412,342	4,371,673
Fair value of plan's assets	(5,141,874)	(148,696)	(5,290,570)	(4,104,933)
Plan coverage status	(578,288)	700,060	121,772	266,740
Actuarial gains/losses	-	(172,807)	(172,807)	11,432
Not recognized asset	578,288	-	578,288	176,293
Total liabilities	-	527,253	527,253	454,465

By the end of this year, actuarial gains or losses arisen from changes in assumptions and/or actuarial adjustments are recognized according to the corridor approach, i.e., gains and losses are only recorded to the extent they exceed 10% of the plan assets or 10% of the accumulated projected employee benefits liabilities. As from January 1, 2013, pursuant to International Accounting Standard IAS 19 Employee Benefits (IASB - BV 2012), approved by Brazilian Securities and Exchange Commission CVM Resolution 695, actuarial gains and losses should be recognized in other comprehensive income retrospectively (see note 3.27).

The actuarial valuation assessment of defined benefit plans is calculated by the projected unit credit cost method. The net assets of the benefit plan are valued according to market values.

As of December 31, 2012, the balance of accumulated amounts in the defined contribution plan was R$ 2,207,148 (R$ 1,853,973 as of December 31, 2011).

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.4.5.   Changes in actuarial liabilities

	Pension plan	Healthcare plan
Present value of liability actuarial net as of January 1, 2010	2,915,084	476,227
Service cost	15,760	6,180
Interest cost	311,160	47,277
Benefits paid	(227,651)	(45,750)
Actuarial (profits) / losses	440,273	64,990
Present value of liability actuarial net as of December 31, 2010	3,454,626	548,924
Service cost	22,616	6,507
Interest cost	383,499	62,314
Benefits paid	(243,185)	(100,235)
Actuarial (profits) / losses	190,294	46,313
Present value of liability actuarial net as of December 31, 2011	3,807,850	563,823
Service cost	330	2,341
Interest cost	342,636	83,074
Benefits paid	(264,676)	(13,278)
Benefits granted	244	-
Actuarial (profits) / losses	677,202	212,796
Present value of liability actuarial net as of December 31, 2012	4,563,586	848,756

23.4.6.   Changes in actuarial assets

	Pension plan	Healthcare plan
Fair value of plan assets as of January 1, 2010	3,509,658	110,981
Expected return of plan assets	393,702	12,776
Contributions sponsor and employees	25,138	-
Benefits paid	(227,651)	(45,750)
Actuarial losses	238,759	50,553
Fair value of plan assets as of December 31, 2010	3,939,606	128,560
Expected return of plan assets	441,922	13,556
Contributions sponsor and employees	24,121	-
Benefits paid	(243,185)	(100,235)
Actuarial losses	(178,321)	78,909
Fair value of plan assets as of December 31, 2011	3,984,143	120,790
Expected return of plan assets	421,581	13,867
Contributions sponsor and employees	27,027	-
Benefits paid	(264,676)	(13,277)
Benefits granted	244	-
Actuarial gains (losses)	973,555	27,316
Fair value of plan assets as of December 31, 2012	5,141,874	148,696

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.4.7.   Estimated costs

The estimated net periodic plan costs (gains) for 2013, pursuant to CVM ruling no. 695/12, for each plan, are shown below:

	Pension plan	Healthcare plan	Total
			2013
Cost of current service	1,115	11,851	12,966
Cost of estimated interest	359,413	70,594	430,007
Expected return on plan assets	(438,761)	(13,122)	(451,883)
Estimated contributions of employees	(2,078)	-	(2,078)
Costs (gains)	(80,311)	69,323	(10,988)

23.4.8.   Sensitivity Analysis

The following tables feature a sensitivity analysis which shows the effect of a one percent increase or decrease in the assumed rates of variation of pension and healthcare costs on the aggregate service cost and interest cost components of the net periodic post-employment pension and healthcare costs and on the accumulated postemployment pension and healthcare benefit liabilities.

.	Projected scenario
	Present	Increase 1%	Decrease 1%
Sensitivity of the rate of long-term interest
Impacts on the obligations of the pension	3.30%	-7.09%	11.95%
Impacts in thousands of reais - R$		(323,601)	545,214
Impacts on the obligations of health program	3.84%	-12.52%	17.95%
Impacts in thousands of reais - R$		(79,547)	114,034

Sensitivity of the to grow rate of medical costs
Impacts on the obligations of health program	1.00%	10.99%	-9.63%
Impact on cost of service the following year (R$)		82,561	(72,341)

Sensitivity of the service cost
Impacts on the obligations of the pension	1.00%	-0.18%	2.12%
Impacts in thousands of reais - R$		(8,397)	96,615
Impacts on the obligations of health program	1.00%	-1.22%	1.00%
Impacts in thousands of reais - R$		(7,736)	6,348

23.4.9.   Employee benefits payable

The estimated benefits to be paid by the Company in the next five years and the total benefits for the following five fiscal years are shown below:

	Pension plan	Healthcare plan	Total
2013	317,020	30,326	347,346
2014	330,738	30,327	361,065
2015	345,306	30,327	375,633
2016	357,866	30,329	388,195
2017	367,908	30,331	398,239
2018 to 2045	8,517,552	580,395	9,097,947

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.4.10.             Asset allocation and investment strategy

The asset allocation for the Company’s pension and healthcare plans at the end of 2012 and the allocation goal for 2013, by asset category, are shown below:

	Goals for 2013	2012
Fixed income	85.8%	87.4%
Variable income	10.3%	9.4%
Loans	1.5%	1.5%
Real Estate	1.7%	1.6%
Structured investments	0.7%	0.1%
	100.0%	100.0%

Below are the limits set by the Fund management:

		Plan I and II (BD)		Plan III (CD)
	goal (%)(*)	Minimum (%)	goal (%)	Minimum (%)
Fixed income	93.0%	87.0%	67.2%	56.0%
Variable income	1.0%	0.0%	23.8%	10.0%
Loans	1.0%	0.0%	3.5%	2.0%
Real Estate	2.5%	1.0%	1.0%	0.0%
Structured investments	2.5%	0.0%	4.5%	0.0%
(*) Goal based on the total investment for each plan. Administration of Copel foundation decided to keep the conservatism related to variable income, in view of the legal limit allowed that is 70%.

On December 31, 2012 and 2011, the pension plan assets included the following securities issued by Copel:

		Defined benefit pension plan
	12.31.2012	12.31.2011
Shares	1,909	2,334
	1,909	2,334

23.4.11.             Plan assets and expected rate of return

The main categories of plan assets and the expected rate of return for each at the end of the period are shown below:

		Expected return		Fair value of plain assets
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Fixed income	11.0%	11.5%	5,723,032	5,290,117
Variable income	15.0%	23.0%	619,123	482,156
Loans	13.4%	11.8%	96,338	95,084
Real Estate	11.9%	11.8%	109,389	103,219
Structured investments	-10.1%	-	3,355	2,077
Others	-	11.5%	-	-
Expected weighted average return (*)	11.4%	12.4%	752,618	679,185

(*) The expected weighted average return percentage is obtained by dividing the amount of the expected return by the previous year's investment position. The amount of the expected weighted average return is obtained by multiplying the figures for each segment in the previous year by expected return percentage for the current year. The expected negative return on the segment of structured investments results from the "J Curve ", which is a characteristic of the initial stage of this kind of investment.

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

The current return on plan assets is R$ 851,450 (R$ 655,302 in 2011).

The history of experience adjustments is shown below:

			Pension Plan - BD			Healthcare Plan
	12.31.2012	12.31.2011	12.31.2010	12.31.2012	12.31.2011	12.31.2010
Present value of the defined benefits liability	(4,563,586)	(3,807,850)	(3,454,626)	(848,756)	(563,823)	(548,924)
Fair value of plan assets	5,141,874	3,984,143	3,939,606	148,696	120,790	128,560
Deficit / Surplus	578,288	176,293	484,980	(700,060)	(443,033)	(420,364)
Actuarial gains (losses)	677,202	190,294	(440,273)	212,796	46,312	(64,991)
Adjustment biometric	-	(108,012)	-	-	(1,336)	-
Adjustment in interest rate	779,152	(229,386)	-	129,174	(33,944)	-
Experience adjustments in plan liabilities	(101,950)	(147,104)	(440,273)	83,520	11,032	(64,991)
Experience adjustments in plan assets	973,555	(178,321)	238,759	27,316	78,909	50,553

In 2013, the Company expects to contribute R$ 69,325 to the pension plan, which includes both defined benefit plans (plans I and II) and the defined contribution plan (plan III), and R$ 75,020 to the healthcare plan.

23.4.12.             Additional information

Copel also sponsors a defined contribution plan for all its employees.

The contributions made in the years ended on December 31, 2012 and 2011 were R$ 59,742, and R$ 51,178, respectively.

24.           Regulatory Charges

	12.31.2012	12.31.2011
Energy Development Account (CDE)	23,719	20,718
Global Reversal Reserve (RGR)	17,198	30,154
Fuel Consumption Account (CCC)	15,581	19,639
	56,498	70,511

25.           Research and Development and Energy Efficiency

The concessionaries for public distribution, generation and transmission of electricity services are required to allocate 1% of their annual net operational income to research and development in the electrical sector and to energy efficiency programs, according to Law 9,991/00 and ANEEL Normative Resolutions 300/08, 316/08 and 504/12.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

25.1.                   Balances recognized to invest in R&D (Research and Development) and EEP (Energy efficiency program)

.	Applied and	Balance	Balance	Balance as of	Balance as of
	unfinished	to collect	to apply	12.31.2012	12.31.2011
Research and Development - R&D
FNDCT	-	3,424	-	3,424	3,018
MME	-	1,712	-	1,712	1,510
R&D	18,700	-	123,684	142,384	120,936
	18,700	5,136	123,684	147,520	125,464
Energy efficiency program - EEP	52,634	-	64,006	116,640	126,100
	71,334	5,136	187,690	264,160	251,564
			Current	159,599	156,915
			Non-current	104,561	94,649

25.2.                   Changes in balances for R&D and EEP

	FNDCT	MME		R&D		EEP
	Current	Current	Current	Non-current	Current	Non-current	Consolidated
Balance as of January 1, 2011	2,686	1,344	40,333	68,728	111,628	22,004	246,723
Additions	17,593	8,796	1,443	16,182	-	24,034	68,048
Selic interest rate	-	-	220	10,371	-	8,075	18,666
Transfers	-	-	9,254	(9,254)	45,491	(45,491)	-
Payments	(17,262)	(8,630)	-	-	-	-	(25,892)
Concluded projects	-	-	(16,340)	-	(39,641)	-	(55,981)
Balance as of December 31, 2011	3,017	1,510	34,910	86,027	117,478	8,622	251,564
Additions	19,296	9,648	842	18,454	-	26,079	74,319
Performance agreement	-	-	-	-	-	145	145
Selic interest rate	-	-	114	9,000	-	5,631	14,745
Transfers	-	-	11,420	(11,420)	37,977	(37,977)	-
Payments	(18,889)	(9,446)	-	-	-	-	(28,335)
Concluded projects	-	-	(6,963)	-	(41,315)	-	(48,278)
Balance as of December 31, 2012	3,424	1,712	40,323	102,061	114,140	2,500	264,160

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26.           Accounts Payable related to concession - Use of Public Property

These refer to concession charges for use of public property (UPP) incurred as of the start of operation of each project until the final date of the concession.

	Grants	Signature	Final		Current liabilities		Non-current liabilities
				12.31.2012	12.31.2011	12.31.2012	12.31.2011
Copel Geração e Transmissão
HPP Mauá (a)	06.29.2007	07.03.2007	07.2042	884	615	12,083	11,726
HPP Colider (b)	12.29.2010	01.17.2011	01.2046	-	-	15,101	13,779
Elejor
Fundão – Santa Clara Hydroelectric Energy Complex (c)	10.23.2001	10.25.2001	10.2036	47,593	44,041	371,896	344,937
				48,477	44,656	399,080	370,442
Discount rate applied to calculate present value:
Actual net discount rate, in line with the estimated long-term rate. It bears no relationship with the expected project return:
(a) 5,65% p.y.
(b) 7,74% p.y.
(c) 11,00% p.y.

Payment to the federal government:
(a) monthly installments equivalent to 1/12 of the proposed annual payment of R$ 643 (51% of R$1,262), according to clause six of Concession Agreement number 001/07.

(b) monthly installments equivalent to 1/12 of the proposed annual payment of R$ 1,256, as from the date the hydroelectric power plant starts operations, according to clause six of Concession Agreement number 001/11.

(c) monthly installments equivalent to 1/12 of the proposed annual payment of R$ 19,000, from the sixth to the thirty-fifth year of concession or while the hydroelectric resources are being explored, according to the bid approval document and clause six of Concession Agreement number 125/01.

Annual adjustment of installments for inflation:
(a) (b) Variation IPCA
(c) Variation IGP-M

	Nominal value	Present value
2013	48,483	48,477
2014	48,928	41,736
2015	50,252	38,739
2016	50,252	34,968
After 2016	1,015,528	283,637
	1,213,443	447,557

26.1.                   Change in Accounts Payable related to concession - Use of Public Property

	Current liabilities	Non-current liabilities	Total
Balance as of January 1, 2011	40,984	340,099	381,083
ANEEL concession - use of public assets	-	3,871	3,871
Transfers from non-current to current liabilities	41,597	(41,597)	-
Payments	(41,239)	-	(41,239)
Monetary variation	3,314	68,069	71,383
Balance as of December 31, 2011	44,656	370,442	415,098
Aneel concession - use of public assets	-	1,886	1,886
Transfers from non-current to current liabilities	44,680	(44,680)	-
Payments	(44,411)	-	(44,411)
Monetary variation	3,552	71,432	74,984
Balance as of December 31, 2012	48,477	399,080	447,557

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27.           Other Accounts Payable

	12.31.2012	12.31.2011
Public lighting fee collected	17,852	14,875
Customers	15,661	17,412
Pledges in guarantee	12,131	7,688
Financial compensation for use of water resources	11,786	19,332
Reimbursements to customer contributions	7,650	7,837
Consortium partners	2,063	7,031
Other liabilities	29,899	12,554
	97,042	86,729
Current	97,042	86,676
Non-current	-	53

28.           Provision for Contingencies

28.1.                   Lawsuits with Likelihood of Losses deemed as probable

The Company and the subsidiaries are a party to several labor, tax and civil claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a provision for contingencies in connection with lawsuits with probable chance of an unfavorable outcome. Considering that the proceduring of the lawsuits depends on the decision of the related courts, on the instances (preceding or appeal) of the lawsuits and also on the complexity of the matter under discussion, it is not possible to determine in advance and accurately the timing for the issuance of the indemnity decision with the respective outflow of economic resources resulting from each lawsuit.

Change in provision for contingencies

					Additions to
	Balance as of			Construction	fixed assets		Balance as of
	January 1, 2012	Additions	(-) reversals	cost	in progress	Discharges	December 31, 2012
Tax (28.1.1)
Cofins (a)	234,563	8,568	-	-	-	-	243,131
Others taxes (b)	47,374	20,551	(9,180)	-	-	(7,300)	51,445
	281,937	29,119	(9,180)	-	-	(7,300)	294,576
Labor (28.1.2)	128,505	47,859	(1,893)	-	-	(19,481)	154,990
Employee benefits (28.1.3)	58,089	33,945	(149)	-	-	(13,215)	78,670
Civil (28.1.4)
Suppliers (a)	88,003	2,179	(21,552)	-	-	-	68,630
Civil and administrative law (b)	112,059	92,975	(19,132)	-	-	(9,091)	176,811
Easements (c)	4,839	1,315	(176)	-	-	(14)	5,964
Condemnation and real estate (c)	273,647	38,999	(93)	1,064	3,855	-	317,472
Customers (d)	5,493	4,490	(2,506)	-	-	-	7,477
	484,041	139,958	(43,459)	1,064	3,855	(9,105)	576,354
Environmental claims (28.1.5)	104	89	-	-	-	-	193
Regulatory (28.1.6)	48,147	2,976	(160)	-	-	(38)	50,925
	1,000,823	253,946	(54,841)	1,064	3,855	(49,139)	1,155,708

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

				Additions to
	Balance as of			fixed assets		Balance as of
	January 1, 2011	Additions	(-) reversals	in progress	Discharges	December 31, 2011
Tax (28.1.1)
Cofins (a)	234,563	-	-	-	-	234,563
Others taxes (b)	86,916	32,616	(71,305)	-	(853)	47,374
	321,479	32,616	(71,305)	-	(853)	281,937
Labor (28.1.2)	146,348	14,024	(11,413)	-	(20,454)	128,505
Employee benefits (28.1.3)	53,245	21,289	-	-	(16,445)	58,089
Civil (28.1.4)
Suppliers (a)	86,101	2,138	(236)	-	-	88,003
Civil and administrative law (b)	73,237	50,697	(1,622)	-	(10,253)	112,059
Easements (c)	9,065	1,993	(5,725)	-	(494)	4,839
Condemnation and real estate (c)	132,709	124,874	-	16,064	-	273,647
Customers (d)	5,305	845	(638)	-	(19)	5,493
	306,417	180,547	(8,221)	16,064	(10,766)	484,041
Environmental claims (28.1.5)	42	62	-	-	-	104
Regulatory (28.1.6)	38,847	13,977	(4,677)	-	-	48,147
	866,378	262,515	(95,616)	16,064	(48,518)	1,000,823

28.1.1.   Tax claims

a)       Contribution for the Financing of Social Security - COFINS

Lawsuit no. 10980.004398/2010-09 – Curitiba Federal Revenue Service Office

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

This charge results from the Federal Revenue Service’s understanding that Copel had declared in its corporate tax liability statement to be liable for R$ 40,678 in COFINS taxes due over the disputed period and that the Service's statute of limitations for collection of this debt had been suspensed since the ruling in lawsuit no. 95.0011037-7, which recognized the Company's immunity from the levy of COFINS, became final – this ruling was, however, overturned by the 4th District Federal Court in lawsuit no. 2000.04.01.100266-9.

This understanding by the Federal Revenue Service and the complexity and peculiarity of the facts and of the legal matter involved have led the Chief Legal Office’s to consider the principal amount of R$ 48,814 a probable loss.

On the other hand, the Company argues in its defense that the declarations contained in its tax liability statements were not acknowledgements of debt, because the liabilities at hand were already under legal dispute (lawsuit no. 95.0011037-7), and that the Federal Revenue Service’s right to collect had already lapsed.

In order to suspend the liability for this tax credit an injunction was filed, number 5005264-27.2011.404.7000, with the lower federal courts in  Curitiba, for which a sentence was given against Copel, and which recognized the right of the Superintendency of the Federal Revenue Services to examine the rejection by the Company of Tax Summons number 09/2010, without the need to be subject to the regular proceedings for the administrative rejections of the tax entries, which have a suspension effect and which are governed by the Double degree of administrative  jurisdiction. The Company strategically opted not to appeal the decision so that it could file a motion to stay execution at court, where the discovery phase is more detailed and all necessary types of evidence can be produced.

Since Summons number 09/2010 was judged as valid by the Supreme Court, with respect to the principal sum for the COFINS debt, of R$ 40,678, for the period August 1995 to December 1996, the debt has been recognized as enforceable debt under number 90 6 11 018367-09.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The federal government brought tax collection proceedings for the debt included in notification 09/2010, case records number 5015930-53.2010.404.7000 at the second federal court, in the amount of R$ 48,814. Copel then posted a judicial bond for the tax debt being collected and filed a motion to stay execution (case records number 5022933-59.2012.404.7000), which caused proceedings to be suspended until the motion is decided.

The interest and fines being charged on this tax debt are the object of administrative process number 11453.720001/2011-23, which amounted to R$ 116,466 as of December 31, 2012. This amount was classified by the company’s senior management as a loss deemed as possible, since there are independent judicial defenses for the principal amount and for the charges amount, and that there are strong arguments for the defense of the values related to interest and penalties.

A recent decision was rendered under this administrative proceeding (11453-720.001/2011-23), whereby the Second Panel of the First Chamber of the Third Section of the Administrative Board of Tax Appeals – CARF granted by majority voting the administrative appeal filed by Copel. As a result, the assessment of interest and fine applicable to the COFINS debt owed for the period from 1995/1996 which is being discussed under proceeding number 10980.004398/2010-09, was considered groundless. A special appeal of the National Treasury has been filed with the Higher Chamber of Tax Appeals, which is awaiting analysis with respect to its admissibility.

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

This understanding of the Federal Revenue Services, together with the complexity and peculiarity of both the facts and the legal question involved in the process, explains the Legal Director’s decision to consider the principal amount of R$ 194,317 as representing a probable loss.

Nevertheless, the Company has argued in its defense, that the Federal Government no longer has the right to constitute this tax credit, given the lack of timely constitution of the tax credit, to prevent the liability period from lapsing.

The interest and penalties related to the abovementioned tax debt amount to R$ 522,988 as of December 31, 2012, and it was classified as a loss deemed as possible by the company’s senior management, and based on the opinion of their legal advisors, since there are independent defense lines for the principal amount and for the charges amount, and that there are strong arguments for the defense related to the values of interest and penalties.

In November 27, 2012 was rendered whereby the Second Panel of the Third Section of the Administrative Board of Tax Appeals – CARF granted by majority voting the administrative appeal filed by Copel to recognize that the statute of limitations to assess COFINS run out. An appeal for a petition for clarification of this decision was brought by the National Treasury which was rejected unanimously. This lawsuit is still pending the filing of a special appeal by the National Treasury.

b)       Others tax claims

	12.31.2012	12.31.2011
Pension contributions	29,761	31,014
ICMS - rural consumer	12,294	-
Other taxes	9,390	16,360
	51,445	47,374

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Social Security Contributions

Most claims filed administratively or judicially, however, involve Copel’s joint liability for the collection of social security contributions levied on services rendered by third-parties.

ICMS – Rural customer

Ordinary annulment action 0004438-79.2012.8.16.0179, aiming at annulling the enforceability of a tax assessment notice, which filed a tax claim against Copel considering the granting of deferral of ICMS applied to the consumption of electric power in the period from January 2007 to December 2009 as illegal.

28.1.2.   Labor claims

Labor claims comprise claims filed by former employees of Copel in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

28.1.3.   Employee benefits

These are labor claims by retired Copel employees against the Fundação Copel, which will consequently reflect on the Company as additional contributions are required.

28.1.4.   Civil claims

a)       Suppliers

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of the arbitration proceedings with the Chamber of Arbitrage of the Fundação Getúlio Vargas, through which they plead the payment of the overdue instalment values, as well as the cancellation fines, related to the electric energy purchase and sale agreements signed with Copel Distribuição. The arbitrage proceedings were judged to be valid and, consequently, Copel Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order at the Superior Court of Justice making the arbitration ruling void.

Given that both companies have identified the pledged amounts (R$ 35,913 on June 17, 2010, R$ 22,823 on October 1, 2009 and R$ 11,833 on February 03, 2010), the legal directors have continued to classify the action as representing a probable loss, highlighting that the same bank bond letters were presented as guarantee for the amounts identified. In addition to the legal discussion, at the end of 2011 the remaining balance of R$ 27,438 was executed and as a result a bank account was blocked. This execution was challenged by Copel Distribuição, which is the reason why management decided to record a financial provision for the legal claims, for the original value of the debts corrected to December 31, 2012, which amounts to R$ 89,025. Of this amount, R$ 20,395 has been recorded to suppliers.

Copel does not accept that there is an outstanding balance. However, the judge of the 3rd Public Finance Court ruled the amount of R$ 22,162 is outstanding, and released the amounts of R$ 12,790 and R$ 9,371 to the enforcement creditors on 04.12.2012, via a bank guarantee. The matter is still under consideration and has been subject to an appeal.

b)       Civil and administrative claims

Claims in which Copel is an active or passive party and that involves billing, unlawful procedures, administrative contracts and contractual penalties, and compensation for accidents involving Power grids and vehicles.

Tradener Ltda.

Lawsuits involving Tradener Ltda, where it is reported that it signed a contract for sale of power, with Copel on December 1, 1998 in which the plaintiff undertook to “sell” under the best conditions to Copel, all the surplus of purchase and all the surplus of assured power with the effective prices, quantities and conditions to be stipulated in the agreements for purchase and sale of electric power.

In this contract, especially in clause 17, for the services provided it would be entitled to a commission/remuneration to be calculated through a formula described in that clause and which had as essential grounds the difference between the reference price of the power fixed by the Trading Committee, and the price of the sale intermediated by the plaintiff.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

 Aiming at a declaration of nullity of this contract the following lawsuits were filed:

- Popular Action (case record 37879/0000 of the 1st Court of the Public Treasury of Curitiba)

- Popular Action (case record 720/2001 of the 1st Court of the Public Treasury of Curitiba)

- Popular Action (case record 421/2003 of the 2nd Court of the Public Treasury of Curitiba)

- Nullifying Declaratory Action (case record 1583/2005 of the 1st Court of the Public Treasury of Curitiba)

- Nullifying Declaratory Action (case record 0000659-69.2006.8.16.0004 of the 2nd Court of the Public Treasury of Curitiba)

In the above lawsuits values were not discussed, only the validity or otherwise of the contract of sale entered into between Tradener and Copel and of the contracts for sale of electricity in which Tradener figured as broker. The possibility of annulment of the contracts is remote considering decisions already handed down in some of the processes above.

In light of an injunction issued in case record 421/2003 of the Public Civil Action, the execution of the contract was suspended, however, recently there was the revocation of the injunction.

Accordingly, Tradener filed the following lawsuits for collection, aiming at receiving its commissions:

- case record 0005990-22.2012.8.16.0004 - 1st Court of the Treasury of Curitiba - the lawsuit was brought to collect the commissions owed by Copel to Tradener because of the intermediation by the latter in the agreements for sales of power entered into by Copel with the company Centrais Elétricas de Santa Catarina (Celesc). In this lawsuit, after the financial and commercial checking of the values, only the principal amount of R$ 36,234 was considered likely as the charging of monetary restatement in the amount of R$ 16,732 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this correction would not be charged, and it is classified as possible.

- case record 05550-26.2012.8.16.0004 - 4th Court of the Treasury of Curitiba - the lawsuit was brought to collect the commissions owed by Copel to Tradener because of the intermediation by the latter in the agreements for sale of power entered into by Copel with the companies Carbocloro S.A. Indústrias Químicas, Companhia Luz e Força Santa Cruz, Elektro Eletricidade e Serviços S.A.; Opp Polietilenos S.A, and Enron Comercializadora de Energia Ltda. In this lawsuit, after the financial and commercial checking of the values, only the principal amount of R$ 18,218 was considered likely as the charging of monetary restatement in the amount of R$ 13,886 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this correction would not be charged, and it is classified as possible.

c)       Easements, condemnation and real estate

Copel’s real estate claims comprise mostly cases of condemnation and easements, in which compensation is always mandatory pursuant to the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to expropriation of private property or to the imposition of restrictions on the use of property without transfer of title. Lawsuits are usually filed when parties fail to agree on the amount of compensation due and/or when the documentation of the owner is unable to present situations of registration (inventories in progress, properties without records, etc.).

Real estate claims also comprise repossession of Real Estate owned by the concessionary. Judicial action exists when retaking Real Estate invaded by third parties is required, whether in the areas owned by the Company or in areas that have been subject to rights of way.

These claims also comprise the intervention in adverse possession of third parties, when the Company is acting as defendant or even when the claim is about real estate where there are easements, in order to preserve the boundaries and fronting and abutting of the expropriated areas and public rights of way.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Ivaí Engenharia de Obras S.A.

In a lawsuit filed before the 1st Fiscal Court of Curitiba, Ivaí Engenharia de Obras S.A. won the right to receive credits from Copel Geração e Transmissão in connection with the execution of contract D-01, which comprised the Jordão River diversion works. These credits were a compensation for a supposed economic and financial imbalance in the contract. Based on this ruling, Ivaí filed a separate collection lawsuit before the 4th Fiscal Court of Curitiba and obtained a ruling ordering Copel to pay the amount of R$ 180,917, as of October 31, 2005, plus restatement by the average between the INPC and IGP-DI inflation indicators, delinquent interest of 1% a month, and 3.2% as legal fees. Copel is appealing this ruling.

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

The Company is currently waiting for the outcome of the Special Appeal it filed in the collection suit, under no. 1,096,906, whose rapporteur is Minister Castro Meira, with the resume of voting by Ministers Mauro Campbell Marques and Humberto Martins, after the unfavorable vote by the Minister who is rapporteur of the Special Appeal, published in 2011 and which awaits return of the claim to the Plenary after Minister Herman Benjamin requested to view the process.

In view of the unfavourable vote and of the analysis of previous decisions ruled by the other Ministers that participated in the trial, the Company’s senior management, through a conservative approach, proceeded to a detailed review of the process course over the last months of 2011 and decided to remeasure the value to be provisioned, from R$ 125,000, which represented the original value of the debt in question, adjusted with legal interest and restated by inflation indexes allowed by the Company, to R$ 281,699, once considered the form of adjustment of the debt, which is still under discussion, only dismissing the incidence of interest in the expert’s calculation, and maintaining the charge of Selic rate, and, from that point, restating the value to present day based on the parameters fixed on the judgment by the Justice Court of the State of Paraná – TJPR (interest + monetary restatement). Thus, the value provisioned reflects the expectation of the Company in the event of an unfavorable closure to this claim.

The accumulation of interest, in this case, Selic interest rate plus interest on arrears is a situation rejected by the Judiciary Power, and it was already denied by the Supreme Justice Court (STJ) in numerous precedents. For this reason, it is also a conservative approach to consider as a possible risk the loss of the difference in the value deemed as probable and the eventual total value of the condemnation, which is R$ 233,717, as of December 31, 2012.

In addition, an unfavourable decision was rendered on the special appeal number 1.121.458 filed according to specific court regulations, which in turn was filed in connection with the writ of certiorari filed for at the Superior Court of Justice and whose reporting judge was Justice Arnaldo Esteves Lima and aiming at a review of the action filed to revise a civil action decision.  Copel seeks the reversal of the deficiency assessment claiming that the Treasury has no right to claim the difference because accords were reached at the administrative level. In August 2012 the Company filed a motion for clarification of the judgment passed on the appeal.

d)       Customer claims

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28.1.5.   Environmental claims

Environmental claims involving Copel and its subsidiaries usually comprise class entity suits whose goal is to stop the environmental licensing process for new projects or the recovery of permanent protection areas around electricity plant reservoirs which have been illegally used by individuals. Copel estimates that unfavourable outcomes would result only in the cost of new environmental studies and of the recovery of Company-owned land.

28.1.6.   Regulatory claims

The Company is disputing, both administratively and judicially; notifications issued by the regulatory agency in connection with supposed regulatory violations, including the charge of R$ 38,313 in lawsuits involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which ANEEL Ruling no. 288/2002 is being disputed. The probable success in these lawsuits will result in changes in CCEE (Spot Market) accounting, which would require the recording of a reserve for these amounts, since Copel would be required to pay off the amounts due.

28.2.                   Main lawsuits with losses deemed as possible

	12.31.2012	12.31.2011
Tax (28.2.1)	1,227,536	1,246,954
Labor	257,382	176,448
Employee benefits	41,390	37,788
Civil (28.2.2)	810,764	542,386
Regulatory	19,200	12,907
	2,356,272	2,016,483

Detailing the main actions:

28.2.1.   Tax claims

•

Lawsuit no. 11453.720001/2011-23 and no. 10980720458/2011-15, arose from the result of COFINS, Rescission Claim no. 2000.04.01.100266.9 in the value of R$ 639,454 on December 31, 2012. This value is related to interest and penalties whose main debt is provisioned in the financial statements due to its classification as a probable loss; however, in view of the strong arguments for the defense over the payment of these charges, it is classified as possible. Additional information on this process is described on item 28.1.1 in this same report;

•

Fiscal requirements according to Fiscal Notification of Debt Record – NFLD no. 35.273.870-7, with approximate value of R$ 181,014 on December 31, 2012, authored by the National Institute of Social Security – INSS, against Copel, and related to the fiscal execution of social contribution;

•

Fiscal requirements according to NFLD no. 35.273.876-6, with approximate value of R$ 65,840 on December 31, 2012, authored by the INSS, against Copel, and related to the fiscal execution of social contribution levied upon labour transfer.Fiscal requirements according to NFLD no. 35.273.876-6, with approximate value of R$ 65,840 on December 31, 2012, authored by the INSS, against Copel, and related to the fiscal execution of social contribution levied upon labour transfer.

28.2.2.   Civil claims

•

Civil claim related to the indemnification lawsuit no. 166-53.2011.8.16.0122, authored by Mineradora Tibagiana Ltda, and whose defendant is the Consórcio Energético Cruzeiro do Sul – CECS. Copel Geração e Transmissão bears 51% of the total risk of the lawsuit, which equals to R$ 222,706, restated as of December 31, 2012. The author claims being the owner of a mining decree issued by the National Department of Mineral Production – DNPM, and defends that with the mining decree, it is the legitimate holder of ownership and control of the area around Tibagi River. The indemnification claimed refers to alleged losses in the company’s mining operations due to the construction work of the Mauá Hydroelectric Power Plant. Currently the process is awaiting publication, probably for specification of evidence.

•

Ivaí Engenharia de Obras S.A – Lawsuit which consists on the claim for compensation for an alleged imbalance in the financial economical equation in the contract signed with Copel. The company’s senior management classified as a risk of possible loss for this lawsuit the value of R$ 233,717 on December 31, 2012. Additional information of this process is described in Note no. 28.1.3, in this same report.

•

Fiscal requirements according to NFLD no. 35.273.876-6, with approximate value of R$ 65,840 on December 31, 2012, authored by the INSS, against Copel, and related to the fiscal execution of social contribution levied upon labour transfer.Fiscal requirements according to NFLD no. 35.273.876-6, with approximate value of R$ 65,840 on December 31, 2012, authored by the INSS, against Copel, and related to the fiscal execution of social contribution levied upon labour transfer.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•

Lawsuit contesting the franchise agreement with Copel and applying for recognition of the subconcession, including transfer of the services and full pass-through of rates, amongst other amounts. In case records 5017789-75.2010.404.7000, the judge of the 4th Federal Court of Curitiba partially accepted the application and ruled the franchise agreement was invalid, transferring Copel's public service concession to the plaintiff between July 2001 and September 2005 in the municipalities and locations of Faxinal, Mauá da Serra, Rosário do Ivaí, Rio Branco do Ivaí, Grandes Rios, Cruzmaltina, Nova Amoreira and São José (Municipality of Marilândia do Sul), with Copel subsequently being ordered to pay the rates during the period, including interest and monetary restatement, in addition to returning the amounts improperly charged as a franchise fee, and the amounts deposited in the advertising fund, including interest and monetary restatement. Copel appealed the sentence at the Federal Regional Court of the Fourth Region – TRF4, whose ruling was fully favourable to the Company. The author appealed special and extraordinary in processing even in Federal Regional Court of the Fourth Region - TRF4. The Company’s Management classified it as a risk of possible loss of R$ 142,457 at December 31, 2012. The plaintiff also filed a suit in the Federal Supreme Court under no. 13,592, which was denied continuance by Minister Marco Aurelio in August 2012. The plaintiff filed a special appeal, in process in the Federal Supreme Court.

29.           Equity

29.1.                   Equity attributable to Parent Company

29.1.1.   Stock Capital

As of December 31, 2012 (and December 31, 2011), Copel’s paid-in share capital was R$ 6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

								In shares
Shareholders	Common			Classe A Preferred		Classe B Preferred	Total
		%		%		%		%
State fo Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&FBovespa (1)	19,509,795	13.45	129,437	33.90	60,368,071	47.07	80,007,303	29.24
NYSE (2)	111,419	0.08	-	-	40,453,406	31.54	40,564,825	14.82
Latibex (3)	-	-	-	-	84,402	0.07	84,402	0.03
Municipalities	178,393	0.12	9,326	2.44	3,471	-	191,190	0.07
Other shareholders	373,326	0.25	243,030	63.66	37,507	0.04	653,863	0.24
	145,031,080	100.00	381,793	100.00	128,242,502	100.00	273,655,375	100.00
(1) São Paulo Stock, Commodities, and Futures Exchange (2) New York Stock Exchange (3) Latin American Exchange in Euros, related to the Madrid Exchange

The market value of Company stock as of December 31, 2012, is shown below:

	Number of shares in units	Market Value
Common shares	145,031,080	3,654,835
Class "A" preferred shares	381,793	14,943
Class "B" preferred shares	128,242,502	4,051,814
	273,655,375	7,721,592

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares have priority in the reimbursement of capital and distribution of dividends of 10% p.y. (non cumulative), calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

29.1.2.   Profit reserves

	12.31.2012	12.31.2011
Legal reserve	571,221	536,187
Profit retention reserve	3,337,295	2,838,551
Additional proposed dividends	64,474	84,875
	3,972,990	3,459,613

The legal reserve is computed based of 5% of the net income for the fiscal year, before any distributions, limited to 20% of stock capital.

The profit retention reserve is designed to cover the Company’s expenditure program, pursuant to article 196 of the Brazilian Corporate Law. It is funded by retaining any remaining net income for the fiscal year, after the legal reserve and interest on capital are assigned.

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

29.1.3.   Equity Valuation Adjustments

The Company recognized the fair value adjustment of its property, plant and equipment of the date of the first-time adoption of the IFRSs. A counterpart entry to this adjustment, net of deferred income tax and social contribution, was recorded in the equity valuation adjustments account, under equity. The realization is accounted for in the profit retention reserve account, as depreciation and write-off of the property, plant, and equipment fair value adjustment are recorded to income.

The change in this account includes the adjustments resulting from changes in fair value of the financial assets classified as available for sale, which consist of other comprehensive income of the Company.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Changes in the equity valuation adjustments

		Accumulated
	Equity	Other
	Valuation	Comprehensive
	Adjustments	Income	Total
Balance as of January 1, 2010	1,649,170	11,464	1,660,634
Adjustment rel. to financial assets classified as available for sale:
Accounts receivable related to the concession - Copel Distribuição	-	3,029	3,029
Taxes on gains on financial assets	-	(1,030)	(1,030)
Realization of equity evaluation adjustments:			-
Cost assigned - Copel Geração e Transmissão	(153,489)	-	(153,489)
Taxes on making adjustments	52,186	-	52,186
Cost assigned - Dominó Holdings	(2,748)	-	(2,748)
Taxes on making adjustments	934	-	934
Balance as of December 31, 2010	1,546,053	13,463	1,559,516
Adjustment rel. to financial assets classified as available for sale:
Financial Investments - Copel Geração e Transmissão	-	2,962	2,962
Taxes on gains on financial assets	-	(1,007)	(1,007)
Accounts receivable related to the concession - Copel Distribuição	-	(7,282)	(7,282)
Taxes on gains on financial assets	-	2,476	2,476
Financial Investments Held for Sale - Copel	-	5,647	5,647
Taxes on gains on financial assets	-	(1,920)	(1,920)
Realization of equity evaluation adjustments:			-
Cost assigned - Copel Geração e Transmissão	(154,400)	-	(154,400)
Taxes on making adjustments	52,496	-	52,496
Cost assigned - Dominó Holdings	(2,132)	-	(2,132)
Taxes on making adjustments	725	-	725
Balance as of December 31, 2011	1,442,742	14,339	1,457,081
Adjustment rel. to financial assets classified as available for sale:
Financial Investments - Copel Geração e Transmissão	-	398	398
Taxes on gains on financial assets	-	(135)	(135)
Financial Investments - Copel Distribuição	-	1,863	1,863
Taxes on gains on financial assets	-	(633)	(633)
Accounts receivable related to the concession - Copel Distribuição	-	(13,116)	(13,116)
Taxes on gains on financial assets	-	4,459	4,459
Financial Investments Held for Sale - Copel	-	406	406
Taxes on gains on financial assets	-	(139)	(139)
Other gains:
Other gains - Elejor	-	3,164	3,164
Taxes on gains on financial assets	-	(1,076)	(1,076)
Realization of equity valuation adjustments:
Cost assigned - Copel Geração e Transmissão	(153,044)	-	(153,044)
Taxes on making adjustments	52,035	-	52,035
Cost assigned - Dominó Holdings	(962)	-	(962)
Taxes on making adjustments	327	-	327
Attributable to non-controlling interest	-	(626)	(626)
Balance as of December 31, 2012	1,341,098	8,904	1,350,002

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.1.4   Proposed dividends distribution

	12.31.2012	12.31.2011
Calculation of the minimum dividend (25%) - (1)
Net income	700,688	1,157,690
Legal reserves (5%)	(35,034)	(57,885)
Realization of equity valuation adjustment	101,644	103,311
Basis for calculating minimum dividend	767,298	1,203,116
	191,824	300,779

Proposed dividends, net - (2)
Interest on ow n capital	138,072	421,091
IRRF tax interest on equity	(12,256)	(35,437)
	125,816	385,654

Proposed dividends - (3)	130,482	-

Total proposed distribution - (4) (2+3)	256,298	-

Additional proposed dividends (4-1)	64,474	84,875

Gross dividend per share:
Common shares	0.9353	1.4683
Class "A" preferred shares	2.5251	2.5251
Class "B" preferred shares	1.0289	1.6155

Gross amount of dividends per share classes:
Common shares	135,643	212,954
Class "A" preferred shares	964	970
Class "B" preferred shares	131,947	207,167

The basis for calculation of dividends, which until 2009 reflected the adjusted net income for the period pursuant to the Brazilian Corporate Law, beginning in 2010 and forward is increased in the same proportion of the realization of the equity evaluation adjustments account.

In 2012, while recording net income of R$ 700,688, the Company distributed R$ 138,072 as interest on own capital. The total amount of interest on own capital was paid as minimum dividends payable.

29.1.5.   Basic and diluted earnings per share

	12.31.2012	12.31.2011	12.31.2010
Basic and diluted numerator
Basic and diluted net income per share category, attributable to parent company
Class "A" preferred shares	1,600	2,064	2,050
Class "B" preferred shares	344,705	569,817	486,044
Common shares	354,383	585,809	499,713
	700,688	1,157,690	987,807
Basic and diluted denominator
Weighted average number of shares (in thousands)
Class "A" preferred shares	383,303	387,134	393,683
Class "B" preferred shares	128,240,992	128,237,161	128,230,612
Common shares	145,031,080	145,031,080	145,031,080
	273,655,375	273,655,375	273,655,375
Basic and diluted earning per share attibutable to Parent Company
Class "A" preferred shares	4.1742	5.3315	5.2075
Class "B" preferred shares	2.6879	4.4435	3.7904
Common shares	2.4435	4.0392	3.4456

The weighted average amount of common shares used in the calculation of the basic earnings per share is reconciled with the weighted average amount of common shares used in the calculation of diluted earnings per share, since there are no financial instruments with diluting potential.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.2.                   Change in equity attributable to non-controlling interest

	Compagas	Elejor	UEG Araucária
	49%	30%	20%
As of January 1, 2010	91,478	6,634	130,253	228,365
Resources for Afac	-	30,813	-	30,813
Proposed dividends	(15,949)	-	-	(15,949)
Results for the year	19,864	4,017	(1,407)	22,474
Balance as of December 31, 2010	95,393	41,464	128,846	265,703
Reimbursement of advance for future capital increase - AFAC	-	(30,813)	-	(30,813)
Proposed dividends	(10,109)	(1,111)	-	(11,220)
Results for the year	15,891	4,675	(1,402)	19,164
Balance as of December 31, 2011	101,175	14,215	127,444	242,834
Proposed dividends	(2,415)	(2,371)	-	(4,786)
Equity Valuation Adjustment	-	626	-	626
Results for the year	10,170	9,989	5,673	25,832
Balance as of December 31, 2012	108,930	22,459	133,117	264,506

30.           Operating Revenue

	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN )	revenues
						12.31.2012
Electricity sales to final customers (30.1)	4,226,962	(391,587)	(1,170,153)	(39,713)	-	2,625,509
Electricity sales to distributors (30.2)	1,865,708	(178,943)	(195)	(63,063)	-	1,623,507
Use of the main distribution and transmission grid (30.3)	5,178,302	(467,475)	(1,205,203)	(674,523)	-	2,831,101
Construction revenues	788,260	-	-	-	-	788,260
Revenues from telecommunications	163,961	(8,701)	(29,244)	-	(451)	125,565
Distribution of piped gas	413,012	(37,969)	(50,031)	-	-	325,012
Other operating revenues (30.4)	240,863	(26,140)	-	-	(1,460)	213,263
	12,877,068	(1,110,815)	(2,454,826)	(777,299)	(1,911)	8,532,217

	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN )	revenues
						12.31.2011
Electricity sales to final customers (30.1)	3,673,054	(340,261)	(972,849)	(29,116)	-	2,330,828
Electricity sales to distributors (30.2)	1,659,996	(158,771)	(399)	(60,995)	-	1,439,831
Use of the main distribution and transmission grid (30.3)	5,201,169	(472,181)	(1,278,736)	(687,884)	-	2,762,368
Construction revenues	741,726	-	-	-	-	741,726
Revenues from telecommunications	152,117	(9,144)	(25,285)	-	(562)	117,126
Distribution of piped gas	349,801	(31,934)	(43,926)	-	(8)	273,933
Other operating revenues (30.4)	133,473	(12,858)	(1)	(9,213)	(1,048)	110,353
	11,911,336	(1,025,149)	(2,321,196)	(787,208)	(1,618)	7,776,165

	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN )	revenues
						12.31.2010
Electricity sales to final customers (30.1)	3,517,008	(327,156)	(948,563)	(27,886)	-	2,213,403
Electricity sales to distributors (30.2)	1,488,178	(145,462)	(392)	(54,323)	-	1,288,001
Use of the main distribution and transmission grid (30.3)	4,295,275	(395,817)	(1,057,679)	(569,358)	-	2,272,421
Construction revenues	663,534	-	-	-	-	663,534
Revenues from telecommunications	129,040	(7,385)	(22,925)	-	(848)	97,882
Distribution of piped gas	300,598	(25,341)	(37,853)	-	(132)	237,272
Other operating revenues (30.4)	152,414	(14,043)	(3)	(8,808)	(960)	128,600
	10,546,047	(915,204)	(2,067,415)	(660,375)	(1,940)	6,901,113

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.1.                   Electric power sales to final customers

Electric power supply
		Gross income			Net income
	12.31.2012	12.31.2011	12.31.2010	12.31.2012	12.31.2011	12.31.2010
Residential	1,302,177	1,223,657	1,156,856	782,292	771,674	723,479
Industrial	1,493,166	1,224,103	1,200,225	926,562	757,293	730,526
Commercial, services and other activities	950,689	807,489	760,206	573,831	498,948	467,657
Rural	177,083	158,644	146,606	148,869	134,124	126,876
Public agencies	114,038	104,218	102,035	79,149	73,870	72,379
Public lighting	92,450	77,049	78,226	56,242	47,062	47,798
Public services	97,359	77,894	72,854	58,564	47,857	44,688
	4,226,962	3,673,054	3,517,008	2,625,509	2,330,828	2,213,403

30.2.                   Eletricity sale to distributors

		Gross income
	12.31.2012	12.31.2011	12.31.2010
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	1,335,263	1,280,176	1,151,485
Bilateral contracts	295,049	237,279	223,788
Electric Energy Trading Chamber - CCEE	235,396	142,541	112,905
	1,865,708	1,659,996	1,488,178

30.3.                   Use of the main distribution and transmission grid

Availability of grid
		Gross income			Net income
	12.31.2012	12.31.2011	12.31.2010	12.31.2012	12.31.2011	12.31.2010
Residential	1,657,936	1,606,837	1,336,081	830,282	785,887	661,684
Industrial	1,222,544	1,413,901	1,227,069	576,406	670,214	566,617
Commercial, services and other activities	1,104,355	1,106,635	892,046	564,262	541,595	437,526
Rural	230,829	217,114	170,367	165,591	154,700	126,876
Public agencies	143,238	142,898	119,089	83,875	82,594	69,181
Public lighting	110,562	110,302	91,341	53,448	53,118	44,175
Public services	102,408	106,806	85,146	50,700	51,809	41,406
Free costumers	204,768	197,789	181,323	156,469	150,725	156,278
Basic Network, BN connections, and connection grid	2,520	2,367	2,856	1,925	1,804	2,185
Operation and maintenance (O&M) revenues	52,048	44,584	42,952	46,693	40,584	37,646
Effective interest revenues	347,094	251,936	147,005	301,450	229,338	128,847
	5,178,302	5,201,169	4,295,275	2,831,101	2,762,368	2,272,421

30.4.                   Other operating revenues

		Gross income
	12.31.2012	12.31.2011	12.31.2010
Leases and rents (Note 34.2)	162,989	88,909	103,686
Revenues from services	53,085	37,975	39,669
Charged service	8,214	5,306	7,422
Other revenues	16,575	1,283	1,637
	240,863	133,473	152,414

30.5.                   Regulatory Charges

	12.31.2012	12.31.2011	12.31.2010
Fuel Consumptuon Account (CCC)	289,686	348,374	281,152
Energy Development Account (CDE)	282,683	249,799	226,845
Global Reversal Reserve (RGR)	114,949	107,105	78,445
Research and Development and Energy Efficiency Programs - R&D and EEP (Note 25.2)	74,319	68,048	61,157
Other charges	15,662	13,882	12,776
	777,299	787,208	660,375

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.           Operating Costs and Expenses

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	rev. (exp.),	Total
	services	expenses	expenses	net
					12.31.2012
Electricity purchased for resale (31.1)	(2,807,735)	-	-	-	(2,807,735)
Use of the main distribution and transmission grid (31.2)	(772,361)	-	-	-	(772,361)
Personnel and management (31.3)	(944,913)	(8,910)	(292,776)	-	(1,246,599)
Pension and healthcare plans (Note 23)	(141,368)	(996)	(40,514)	-	(182,878)
Materials and supplies	(60,798)	(716)	(8,302)	-	(69,816)
Materials and supplies for power eletricity	(25,511)	-	-	-	(25,511)
Natural gas and supplies for the gas business	(247,770)	-	-	-	(247,770)
Third-party services (31.4)	(291,048)	(38,614)	(80,397)	-	(410,059)
Depreciation and amortization	(508,887)	(42)	(40,176)	(1,483)	(550,588)
Accruals and provisions (31.5)	-	(22,826)	-	(195,970)	(218,796)
Construction cost (31.6)	(771,912)	-	-	-	(771,912)
Other costs and expenses (31.7)	(6,668)	6,445	(82,663)	(155,827)	(238,713)
	(6,578,971)	(65,659)	(544,828)	(353,280)	(7,542,738)

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	rev. (exp.),	Total
	services	expenses	expenses	net
					12.31.2011
Electricity purchased for resale (31.1)	(2,152,545)	-	-	-	(2,152,545)
Use of the main distribution and transmission grid (31.2)	(632,518)	-	-	-	(632,518)
Personnel and management (31.3)	(753,022)	(7,747)	(221,884)	-	(982,653)
Pension and healthcare plans (Note 23)	(117,460)	(804)	(32,581)	-	(150,845)
Materials and supplies	(76,213)	(594)	(8,803)	-	(85,610)
Materials and supplies for power eletricity	(25,031)	-	-	-	(25,031)
Natural gas and supplies for the gas business	(186,931)	-	-	-	(186,931)
Third-party services (31.4)	(267,603)	(32,882)	(90,948)	-	(391,433)
Depreciation and amortization	(519,536)	(41)	(32,104)	(1,484)	(553,165)
Accruals and provisions (31.5)	-	(75,556)	-	(214,099)	(289,655)
Construction cost (31.6)	(731,443)	-	-	-	(731,443)
Other costs and expenses (31.7)	5,287	3,860	(75,132)	(224,857)	(290,842)
	(5,457,015)	(113,764)	(461,452)	(440,440)	(6,472,671)

	Costs of	Sales	General and	Other
Nature of costs and expenses	goods and/or	expenses	administrative	rev. (exp.),
	services		expenses	net	Total
					12.31.2010
Electricity purchased for resale (31.1)	(1,972,275)	-	-	-	(1,972,275)
Use of main distribution and transmission grid (31.2)	(592,741)	-	-	-	(592,741)
Personnel and management (31.3)	(634,277)	(5,805)	(171,432)	-	(811,514)
Pension and healthcare plans (Note 23)	(97,528)	(666)	(26,027)	-	(124,221)
Materials and supplies	(75,533)	(977)	(7,614)	-	(84,124)
Materials and supplies for power eletricity	(22,975)	-	-	-	(22,975)
Natural gas and supplies for the gas business	(144,648)	-	-	-	(144,648)
Third-party services (31.4)	(245,232)	(33,557)	(72,117)	-	(350,906)
Depreciation and amortization	(511,491)	(53)	(27,618)	(3,830)	(542,992)
Accruals and provisions (31.5)	-	(26,424)	-	(336,352)	(362,776)
Construction cost (31.6)	(662,887)	-	-	-	(662,887)
Other costs and expenses (31.7)	(16,556)	5,016	(48,818)	(235,726)	(296,084)
	(4,976,143)	(62,466)	(353,626)	(575,908)	(5,968,143)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.1.                   Electricity purchased for resale

	12.31.2012	12.31.2011	12.31.2010
Contracts for the Sale of Energy in the Regulated Environment - CCEAR	1,927,903	1,585,932	1,370,709
Itaipu Binacional	503,335	459,649	468,296
Electric Energy Trading Chamber - CCEE	312,125	43,947	58,446
Program for incentive to alternative energy sources - Proinfa	143,587	102,638	105,972
Bilateral contracts	203,115	192,082	179,002
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(282,330)	(231,703)	(210,150)
	2,807,735	2,152,545	1,972,275

31.2.                   Use of the main distribution and transmission grid

	12.31.2012	12.31.2011	12.31.2010
System usage charges – distribution	544,597	412,383	366,820
System usage charges – basic network and connection	145,099	221,655	211,095
System Service Charges - ESS	75,485	10,988	41,021
Charge reserve energy - EER	49,228	16,456	-
Itaipu transportation charges	45,217	42,109	39,671
(-) PIS/Pasep/Cofins taxes on charges for use of power grid	(87,265)	(71,073)	(65,866)
	772,361	632,518	592,741

31.3.                   Personnel and Management

	12.31.2012	12.31.2011	12.31.2010
Personnel
Wages and salaries	808,468	717,796	561,842
Social charges on payroll	271,471	221,216	186,042
	1,079,939	939,012	747,884
Provisions for profit sharing (31.3.1)	29,940	48,068	66,151
Meal assistance and education allowance	90,498	74,998	66,511
Compensation - Voluntary termination Program/retirement (31.3.2)	168,822	64,442	19,737
	1,369,199	1,126,520	900,283
(-) Transfers to construction in progress	(138,008)	(155,394)	(99,650)
	1,231,191	971,126	800,633
Management
Wages and salaries	12,073	9,560	8,898
Social charges on payroll	3,228	1,875	1,959
Other expenses	107	92	24
	15,408	11,527	10,881
	1,246,599	982,653	811,514

31.3.1.   Profit sharing

The Company has carried out an employee profit sharing program, which is paid according to Federal Law – 10,101/2000, the State Decree 1,978/2007 and State Law 16,560/2010. The shared amount has been accrued as follows:

	12.31.2012	12.31.2011	12.31.2010
Copel Geração e Transmissão	5,594	9,109	14,373
Copel Distribuição	21,389	35,162	46,950
Copel Telecomunicações	1,464	2,729	3,900
Compagas	1,493	1,068	928
	29,940	48,068	66,151

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.3.2.   Provision for compensation for voluntary redundancy and retirement

Copel established the program for succession and voluntary redundancy (PSDV) on March 29, 2011 as well as the program for training potential leaders (MBA) as a way of establishing procedures to ensure the retention of the company’s knowledge in a planned and structured way, to encourage the preparation of its staff for exercising leadership.

However, given the changes that have occurred in the the Brazilian scenario, especially with MP 579/2012, and its developments, which have  greatly affected the Company’s finances, Management demanded, among other measures, the extinction of the program for succession and voluntary redundancy (PSDV), from January 01, 2013. This decision by Management was communicated in advance to the employees, permitting adherence until the end of December 2012.

31.4.                   Third-party services

	12.31.2012	12.31.2011	12.31.2010
Maintenance of electrical system	104,966	90,536	91,053
Maintenance of facilities	73,841	67,326	56,513
Communication, processing and transmission of data	48,948	55,274	49,845
Meter reading and bill delivery	35,744	29,898	28,168
Authorized and registered agents	32,201	27,108	24,359
Consulting and audit	26,848	24,732	27,360
Other services	87,511	96,559	73,609
	410,059	391,433	350,907

31.5.                   Accruals and provisions

	12.31.2012	12.31.2011	12.31.2010
Provisions (reversals) for doubtful accounts
Trade account receivable	21,782	77,184	26,240
Other receivables	1,044	(1,628)	184
	22,826	75,556	26,424
.
Provisions (reversals) for losses on taxes recoverable	(3,135)	46,802	-
Provision for devaluation of ownership interest	-	398	2,114

Reserve (reversals) for risks (Note 28)
Cofins	8,568	-	234,563
Tax	11,371	(38,689)	3,397
Labor	45,966	2,611	33,915
Employee benefits	33,796	21,289	28,053
Suppliers	(19,373)	1,902	2,077
Civil and administrative claims	73,843	49,075	22,175
Easement of necessity	1,139	(3,732)	(5,667)
Expropriation and equity	38,906	124,874	7,440
Customers	1,984	207	136
Environmental	89	62	32
Regulatory	2,816	9,300	8,117
	199,105	166,899	334,238
	218,796	289,655	362,776

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.6.                   Construction cost

	12.31.2012	12.31.2011	12.31.2010
Materials and supplies	378,523	415,098	390,478
Third-party services	268,747	205,757	161,880
Personnel and management	82,967	80,825	59,305
Other	41,675	29,763	51,224
	771,912	731,443	662,887

31.7.                   Other operating costs and expenses

	12.31.2012	12.31.2011	12.31.2010
Financial compensation for use of water resources	94,550	125,343	112,210
Taxes	27,802	18,103	16,548
Indemnities	28,001	35,880	17,917
Leases and rents (Note 34.1)	27,368	18,380	16,670
ANEEL inspection fee	21,938	20,125	19,988
Other maintenance county	13,650	1,420	21,333
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	12,081	15,420	7,083
Advertising	9,853	4,767	4,340
Losses in the decommissioning and disposal of assets	6,147	54,285	50,203
Recovery of costs and expenses	(61,902)	(40,175)	(42,209)
Other costs and expenses, net	59,225	37,294	72,001
	238,713	290,842	296,084

32.           Financial Results

	12.31.2012	12.31.2011	12.31.2010
Financial income
Monetary variation and return of CRC transfer (Note 8)	188,688	148,950	215,714
Monetary variation of receivables related to concession	165,574	100,381	151,187
Penalties on overdue bills	127,041	63,652	70,985
Return on financial investments held for trading	75,027	210,253	153,870
Return on financial investments held for sale	38,938	15,660	8,942
Return on financial investments held until maturity	109	2,808	5,104
Interest and commissions on loan agreements	-	-	-
Other financial income	53,561	35,828	46,429
	648,938	577,532	652,231
(-) Financial expenses
Fair value update of accounts receivable related to the concession (Note 9.2)	401,104	-
Debt charges	133,396	141,327	105,118
Monetary variation of payables related to concession - use of public property	74,984	71,383	55,501
PIS/Pasep/Cofins taxes on interest on capital	24,581	43,740	32,506
Interest on R&D and EEP	14,745	18,666	19,285
Monetary and exchange variations	13,819	17,821	23,193
Other financial expenses	14,130	59,827	68,203
	676,759	352,764	303,806
	(27,821)	224,768	348,425

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The costs of loans and financing capitalized during the year of 2012 amounted to R$ 70,304, at an average rate of 10.22% p.y.

33.           Operating Segments

33.1.                   Products and services which generate revenues for the reportable segments

The Company operates in five reportable segments identified by management, through the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the periods of 2012 and 2011 all sales were made within Brazilian territory.

We have not identified any customer who individually accounts for more than 10% of total net revenues during the year ended December 31, 2012.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and record transactions between segments as transactions with third-parties, i.e., at current market prices.

33.2.                   The Company’s reporting segments

Power generation and transmission (GeT) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor, UEG Araucária, Centrais Eólicas do Paraná, Costa Oeste, Marumbi, Sul Brasileira, Cutia, Integração Maranhense, Matrinchã and Guaraciaba;

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

Gas - this segment comprises the public service of piped natural gas distribution. It operates through Compagas; and

Holding Company (HOL) - this segment comprises participation in other companies. It operates through Copel and Dominó Holdings.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.3.                   Assets per reporting segment

ASSETS	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
12.31.2012
ASSETS	11,032,526	8,812,803	428,216	289,363	14,164,442	(13,515,796)	21,211,554
CURRENT ASSETS	1,529,485	2,876,268	64,848	86,793	1,233,713	(1,091,852)	4,699,255
Cash and cash equivalents	260,774	1,126,361	26,689	35,993	33,320	-	1,483,137
Financial investments - securities and bonds	476,488	158,837	-	-	176	-	635,501
Collaterals and escrow accounts	1,433	34,293	-	1,086	-	-	36,812
Trade accounts receivable	283,750	1,200,251	18,649	40,092	-	(53,569)	1,489,173
Dividends to receive	-	-	-	-	1,048,142	(1,038,587)	9,555
CRC tranferred to State Government of Paraná	-	75,930	-	-	-	-	75,930
Receivable related to concession	5,319	-	-	-	-	-	5,319
Receivable related to the concession extension	356,085	-	-	-	-	-	356,085
Other receivables	105,123	126,686	2,437	716	15	304	235,281
Inventories	28,299	84,995	10,645	870	-	-	124,809
Income tax and social contribution	1,828	35,868	3,413	-	152,049	-	193,158
Other current recoverable taxes	7,481	31,460	2,671	7,868	11	-	49,491
Prepaid expenses	2,905	1,587	344	168	-	-	5,004
NON-CURRENT ASSETS	9,503,041	5,936,535	363,368	202,570	12,930,729	(12,423,944)	16,512,299
Long term assets	1,242,311	4,626,774	23,253	18,022	1,541,042	(1,148,498)	6,302,904
Financial investments - securities and bonds	92,827	35,688	-	-	-	-	128,515
Collaterals and escrow accounts	-	43,246	-	-	-	-	43,246
Trade accounts receivable	-	26,172	-	5,266	-	(5,267)	26,171
CRC tranferred to State Government of Paraná	-	1,308,354	-	-	-	-	1,308,354
Judicial deposits	24,634	276,541	1,036	302	271,960	-	574,473
Receivable related to concession	301,530	2,383,262	-	-	-	-	2,684,792
Receivable related to the concession extension	717,805	-	-	-	-	-	717,805
Advances to suppliers	-	-	-	12,279	-	-	12,279
Other non-currentreceivables	6,413	4,036	-	-	-	-	10,449
Income tax and social contribution	19,995	-	-	-	-	-	19,995
Other non-currentrecoverable taxes	50,794	60,663	8,732	-	-	-	120,189
Deferred Income tax and social contribution	28,313	488,812	13,485	-	117,194	-	647,804
Prepaid expenses	-	-	-	175	-	8,657	8,832
Receivable from other related parties	-	-	-	-	1,151,888	(1,151,888)	-
Investments	448,130	4,012	-	-	11,389,683	(11,298,789)	543,036
Property, plant and equipment, net	7,552,704	-	319,141	-	4	-	7,871,849
Intangible assets	259,896	1,305,749	20,974	184,548	-	23,343	1,794,510

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
12.31.2011
ASSETS	10,032,729	7,563,936	353,370	276,164	13,671,896	(13,056,076)	18,842,019
CURRENT ASSETS	1,317,300	2,150,339	44,395	77,320	1,316,627	(1,203,968)	3,702,013
Cash and cash equivalents	323,713	647,783	8,348	41,047	28,234	-	1,049,125
Financial investments - securities and bonds	548,071	33,735	-	48	165	-	582,019
Collaterals and escrow accounts	1,957	5	-	706	-	-	2,668
Trade accounts receivable	265,833	1,104,328	18,253	32,715	-	(52,763)	1,368,366
Dividends to receive	-	-	-	-	1,168,612	(1,150,706)	17,906
CRC tranferred to State Government of Paraná	-	65,862	-	-	-	-	65,862
Receivable related to concession	80,626	-	-	-	-	-	80,626
Other receivables	64,812	95,030	1,098	540	332	(499)	161,313
Inventories	23,717	69,579	9,015	1,491	-	-	103,802
Income tax and social contribution	4,654	87,484	3,958	1	119,284	-	215,381
Other current recoverable taxes	1,553	44,871	3,369	564	-	-	50,357
Prepaid expenses	2,364	1,662	354	208	-	-	4,588
NON-CURRENT ASSETS	8,715,429	5,413,597	308,975	198,844	12,355,269	(11,852,108)	15,140,006
Long term assets	1,134,596	4,163,071	18,403	23,008	1,476,718	(1,155,928)	5,659,868
Financial investments - securities and bonds	61,931	658	-	-	-	-	62,589
Collaterals and escrow accounts	-	37,553	-	-	-	-	37,553
Trade accounts receivable	-	32,363	89	10,534	-	(10,534)	32,452
CRC tranferred to State Government of Paraná	-	1,280,598	-	-	-	-	1,280,598
Judicial deposits	20,693	185,994	885	301	222,944	-	430,817
Receivable related to concession	1,011,271	2,225,203	-	-	-	-	3,236,474
Advances to suppliers	-	-	-	11,982	-	-	11,982
Other non-current receivables	1,878	3,172	-	191	-	-	5,241
Income tax and social contribution	18,714	-	-	-	-	-	18,714
Other non-current recoverable taxes	3,967	64,827	9,118	-	-	-	77,912
Deferred Income tax and social contribution	16,142	332,703	8,311	-	108,380	-	465,536
Receivable from other related parties	-	-	-	-	1,145,394	(1,145,394)	-
Investments	386,873	4,012	-	-	10,878,551	(10,720,278)	549,158
Property, plant and equipment, net	6,935,336	-	273,787	-	-	-	7,209,123
Intangible assets	258,624	1,246,514	16,785	175,836	-	24,098	1,721,857

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.4.                   Liabilities per reporting segment

LIABILITIES 12.31.2012	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
TOTAL LIABILITIES	11,032,526	8,812,803	428,216	289,363	14,164,442	(13,515,796)	21,211,554
CURRENT LIABILITIES	1,580,667	1,970,456	53,612	60,464	277,765	(1,095,146)	2,847,818
Payroll and labor provisions	110,650	243,128	25,393	4,333	646	-	384,150
Suppliers	432,595	694,903	14,481	45,873	1,644	(53,137)	1,136,359
Income tax and social contribution	163,724	-	-	3,214	3,251	-	170,189
Other taxes	55,130	205,330	4,492	1,934	24,121	(111)	290,896
Loans and financing	71,654	164,788	53	-	28,106	(3,311)	261,290
Debentures	-	12,719	-	-	-	-	12,719
Dividends payable	639,420	371,863	7,982	4,929	219,173	(1,038,587)	204,780
Post employment benefits	6,908	18,004	903	-	4	-	25,819
Customer charges payable	7,236	49,262	-	-	-	-	56,498
Research and development and energy efficiency	16,663	142,936	-	-	-	-	159,599
Payable related to concession - use of public property	48,477	-	-	-	-	-	48,477
Other accounts payable	28,210	67,523	308	181	820	-	97,042
NON-CURRENT LIABILITIES	2,460,329	3,240,827	47,598	6,594	1,274,016	(1,163,126)	5,866,238
Associated and subsidiary companies	250,593	851,237	-	-	-	(1,101,830)	-
Suppliers	106,263	-	-	-	-	(5,267)	100,996
Deferred Income tax and social contribution	612,985	-	-	2,939	-	-	615,924
Loans and financing	438,396	609,941	25,559	-	971,721	(56,029)	1,989,588
Debentures	-	997,958	-	-	-	-	997,958
Post employment benefits	134,962	343,584	21,070	2,807	-	-	502,423
Research and development and energy efficiency	43,350	61,211	-	-	-	-	104,561
Payable related to concession - use of public property	399,080	-	-	-	-	-	399,080
Other accounts payable	-	-	-	-	-	-	-
Provisions for legal claims	474,700	376,896	969	848	302,295	-	1,155,708
EQUITY	6,991,530	3,601,520	327,006	222,305	12,612,661	(11,257,524)	12,497,498
Capital	4,285,317	2,624,841	240,398	135,943	7,023,368	(7,399,867)	6,910,000
Equity valuation adjustments	1,342,087	1,230	-	-	1,353,318	(1,346,633)	1,350,002
Legal reserve	249,582	135,294	6,706	17,295	590,286	(427,942)	571,221
Profit retention reserve	1,158,223	840,155	79,902	62,115	3,369,128	(2,391,267)	3,118,256
Unrealized income reserve	-	-	-	6,952	212,087	-	219,039
Accumulated income (losses)	(43,679)	-	-	-	-	43,679	-
Attributable to non controlling interest						264,506	264,506

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES 12.31.2011	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated

TOTAL LIABILITIES	10,032,729	7,563,936	353,370	276,164	13,671,896	(13,056,076)	18,842,019
CURRENT LIABILITIES	1,210,466	1,708,165	47,532	62,991	238,119	(1,208,452)	2,058,821
Payroll and labor provisions	56,533	151,184	13,490	2,734	154	-	224,095
Suppliers	217,291	531,187	7,000	43,054	2,073	(53,152)	747,453
Income tax and social contribution	140,335	-	-	7,526	3,929	-	151,790
Other taxes	26,023	214,128	4,390	1,788	42,238	(110)	288,457
Loans and financing	59,152	17,619	-	48	44,152	(4,484)	116,487
Debentures	-	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-	-
Minimum dividends payable	604,361	508,695	20,649	7,702	145,043	(1,150,706)	135,744
Post employment benefits	9,785	24,612	1,640	-	-	-	36,037
Customer charges payable	4,047	66,464	-	-	-	-	70,511
Research and development and energy efficiency	15,997	140,918	-	-	-	-	156,915
Payable related to concession - use of public property	44,656	-	-	-	-	-	44,656
Other accounts payable	32,286	53,358	363	139	530	-	86,676
NON-CURRENT LIABILITIES	2,389,257	2,189,936	41,098	6,693	1,261,130	(1,174,444)	4,713,670
Associated and subsidiary companies	305,936	781,031	23,000	-	-	(1,109,967)	-
Suppliers	118,996	-	-	-	-	(10,534)	108,462
Taxes	152	-	-	-	-	-	152
Deferred Income tax and social contribution	643,149	-	-	5,117	-	-	648,266
Loans and financing	437,549	708,607	-	-	965,772	(53,943)	2,057,985
Post employment benefits	117,851	295,899	17,883	1,205	-	-	432,838
Research and development and energy efficiency	34,523	60,126	-	-	-	-	94,649
Payable related to concession - use of public property	370,442	-	-	-	-	-	370,442
Other accounts payable	-	-	-	53	-	-	53
Provisions for legal claims	360,659	344,273	215	318	295,358	-	1,000,823
EQUITY	6,433,006	3,665,835	264,740	206,480	12,172,647	(10,673,180)	12,069,528
Capital	4,256,839	2,624,841	194,755	135,943	7,023,368	(7,325,746)	6,910,000
Equity valuation adjustments	1,440,745	8,657	-	-	1,461,032	(1,453,353)	1,457,081
Legal reserve	212,887	135,294	5,306	16,258	552,734	(386,292)	536,187
Profit retention reserve	157,491	883,575	62,685	54,279	2,858,739	(1,178,218)	2,838,551
Unrealized income reserve					191,899	(191,899)	-
Accumulated income (losses)	(70,534)	-	-	-	-	70,534	-
Attributable to non controlling interest	-	-	-	-	-	242,834	242,834

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.5.                   Statement of income per reporting segment

STATEMENT OF INCOME	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
12.31.2012
OPERATING REVENUES	2,579,850	5,892,171	172,445	359,090	-	(471,339)	8,532,217
Electricity sales to final customers - third-parties	137,990	2,487,519	-	-	-	-	2,625,509
Electricity sales to final customers - between segments	-	3,119	-	-	-	(3,119)	-
Electricity sales to distributors - third-parties	1,468,044	155,463	-	-	-	-	1,623,507
Electricity sales to distributors - between segments	302,583	-	-	-	-	(302,583)	-
Use of the main distribution and transmission grid - third-parties	348,142	2,482,959	-	-	-	-	2,831,101
Use of the main distribution and transmission grid - between segments	96,979	17,116	-	-	-	(114,095)	-
Construction revenues	98,474	665,601	-	24,185	-	-	788,260
Telecommunications services to third-parties	-	-	125,565	-	-	-	125,565
Telecommunications services between segments	-	-	41,148	-	-	(41,148)	-
Distribution of piped gas	-	-	-	325,012	-	-	325,012
Other operating revenues from third-parties	121,675	80,394	1,301	9,893	-	-	213,263
Other operating revenues between segments	5,963	-	4,431	-	-	(10,394)	-
OPERATIONAL COST AND EXPENSES	(1,535,252)	(5,968,827)	(139,403)	(332,128)	(38,512)	471,384	(7,542,738)
Electricity purchased for resale	(170,806)	(2,939,447)	-	-	-	302,518	(2,807,735)
Charges for the use of the powergrid	(233,983)	(648,501)	-	-	-	110,123	(772,361)
Personnel and management	(322,164)	(824,102)	(70,253)	(19,891)	(10,189)	-	(1,246,599)
Pension and healthcare plans	(44,315)	(126,187)	(8,591)	(3,039)	(746)	-	(182,878)
Materials and supplies	(18,274)	(48,296)	(1,800)	(1,413)	(33)	-	(69,816)
Raw materials and supplies for generation	(25,511)	-	-	-	-	-	(25,511)
Natural gas and supplies for gas business	-	-	-	(247,770)	-	-	(247,770)
Third party services	(111,530)	(320,135)	(17,280)	(14,206)	(4,404)	57,496	(410,059)
Depreciation and amortization	(314,971)	(192,344)	(28,019)	(13,769)	(1,485)	-	(550,588)
Provisions and reversals	(80,212)	(118,986)	(4,316)	(1,086)	(14,196)	-	(218,796)
Construction cost	(82,126)	(665,601)	-	(24,185)	-	-	(771,912)
Other operating costs and expenses	(131,360)	(85,228)	(9,144)	(6,769)	(7,459)	1,247	(238,713)
EQUITY IN RESULTS SUBSIDIARIES	16,041	-	-	-	785,626	(790,627)	11,040
PROFIT BEFORE FINACIAL RESULTS AND TAXES	1,060,639	(76,656)	33,042	26,962	747,114	(790,582)	1,000,519
Financial income (expenses)	(41,087)	5,644	3,444	4,769	(546)	(45)	(27,821)
OPERATING INCOME (LOSSES)	1,019,552	(71,012)	36,486	31,731	746,568	(790,627)	972,698
Income tax and social contribution	(302,346)	(124,691)	(13,653)	(13,155)	(4,467)	-	(458,312)
Deferred income tax and social contribution	43,546	152,283	5,174	2,178	8,953	-	212,134
NET INCOME (LOSSES) FOR THE YEAR	760,752	(43,420)	28,007	20,754	751,054	(790,627)	726,520

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
12.31.2011
OPERATING REVENUES	2,265,696	5,490,064	157,803	291,376	-	(428,774)	7,776,165
Electricity sales to final customers - third-parties	102,934	2,227,894	-	-	-	-	2,330,828
Electricity sales to final customers - between segments	-	5,441	-	-	-	(5,441)	-
Electricity sales to distributors - third-parties	1,348,042	91,789	-	-	-	-	1,439,831
Electricity sales to distributors - between segments	286,132	-	-	-	-	(286,132)	-
Use of the main distribution and transmission grid - third-parties	269,924	2,492,444	-	-	-	-	2,762,368
Use of the main distribution and transmission grid - between segments	76,331	13,055	-	-		(89,386)	-
Construction revenues	118,816	606,620	-	16,290	-	-	741,726
Telecommunications services to third-parties	-	-	117,126	-	-	-	117,126
Telecommunications services between segments	-	-	40,677	-		(40,677)	-
Distribution of piped gas	-	-	-	273,933	-	-	273,933
Other operating revenues from third-parties	57,600	51,600	-	1,153	-	-	110,353
Other operating revenues between segments	5,917	1,221	-	-	-	(7,138)	-
OPERATIONAL COST AND EXPENSES	(1,477,833)	(5,038,081)	(114,437)	(248,001)	(23,093)	428,774	(6,472,671)
Electricity purchased for resale	(73,090)	(2,365,587)	-	-	-	286,132	(2,152,545)
Charges for the use of the powergrid	(216,035)	(505,869)	-	-	-	89,386	(632,518)
Personnel and management	(243,769)	(657,382)	(58,341)	(15,096)	(8,065)	-	(982,653)
Pension and healthcare plans	(37,860)	(104,234)	(7,113)	(1,142)	(496)	-	(150,845)
Materials and supplies	(16,678)	(66,018)	(1,730)	(1,102)	(82)	-	(85,610)
Raw materials and supplies for generation	(25,031)	-	-	-	-	-	(25,031)
Natural gas and supplies for gas business	-	-	-	(186,931)	-	-	(186,931)
Third party services	(100,423)	(307,494)	(17,769)	(12,120)	(5,722)	52,095	(391,433)
Depreciation and amortization	(320,541)	(193,969)	(24,523)	(12,648)	(1,484)	-	(553,165)
Provisions and reversals	(170,312)	(122,332)	734	65	2,190	-	(289,655)
Construction cost	(108,533)	(606,620)	-	(16,290)	-	-	(731,443)
Other operating costs and expenses	(165,561)	(108,576)	(5,695)	(2,737)	(9,434)	1,161	(290,842)
EQUITY IN RESULTS SUBSIDIARIES	(3,487)	-	-	-	1,288,825	(1,229,684)	55,654
PROFIT BEFORE FINACIAL RESULTS AND TAXES	784,376	451,983	43,366	43,375	1,265,732	(1,229,684)	1,359,148
Financial income (expenses)	16,316	256,721	2,923	6,136	(57,328)	-	224,768
OPERATING INCOME (LOSSES)	800,692	708,704	46,289	49,511	1,208,404	(1,229,684)	1,583,916
Income tax and social contribution	(278,227)	(297,653)	(12,472)	(18,294)	(4,955)	-	(611,601)
Deferred income tax and social contribution	85,767	124,835	1,883	1,214	(9,160)	-	204,539
NET INCOME (LOSSES) FOR THE YEAR	608,232	535,886	35,700	32,431	1,194,289	(1,229,684)	1,176,854

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
12.31.2010
OPERATING REVENUES	1,948,799	4,939,328	139,153	267,829	-	(393,996)	6,901,113
Electricity sales to final customers - third-parties	113,102	2,100,301	-	-	-	-	2,213,403
Electricity sales to final customers - between segments	-	4,649	-	-	-	(4,649)	-
Electricity sales to distributors - third-parties	1,223,530	64,471	-	-	-	-	1,288,001
Electricity sales to distributors - between segments	258,952	-	-	-	-	(258,952)	-
Use of the main distribution and transmission grid - third-parties	166,600	2,105,821	-	-	-	-	2,272,421
Use of the main distribution and transmission grid - between segments	70,098	11,633	-	-		(81,731)	-
Construction revenues	41,019	599,634	-	22,881	-	-	663,534
Telecommunications services to third-parties	-	-	97,882	-	-	-	97,882
Telecommunications services between segments	-	-	41,271	-		(41,271)	-
Distribution of piped gas	-	-	-	237,272	-	-	237,272
Other operating revenues from third-parties	69,659	51,265	-	7,676	-	-	128,600
Other operating revenues between segments	5,839	1,554	-	-	-	(7,393)	-
OPERATIONAL COSTS AND EXPENSES	(1,219,484)	(4,577,731)	(99,047)	(212,120)	(253,757)	393,996	(5,968,143)
Electricity purchased for resale	(60,352)	(2,170,875)	-	-	-	258,952	(1,972,275)
Charges for the use of the powergrid	(205,749)	(468,723)	-	-	-	81,731	(592,741)
Personnel and management	(200,659)	(546,834)	(43,920)	(12,796)	(7,305)	-	(811,514)
Pension and healthcare plans	(30,535)	(86,359)	(5,655)	(1,239)	(433)	-	(124,221)
Materials and supplies	(21,752)	(60,132)	(1,517)	(709)	(14)	-	(84,124)
Raw materials and supplies for generation	(22,975)	-	-	-	-	-	(22,975)
Natural gas and supplies for gas business	-	-	-	(144,648)	-	-	(144,648)
Third party services	(89,806)	(277,437)	(16,747)	(14,283)	(4,746)	52,113	(350,906)
Depreciation and amortization	(320,759)	(180,701)	(28,540)	(11,508)	(1,484)	-	(542,992)
Provisions and reversals	(17,630)	(106,913)	903	(39)	(239,097)	-	(362,776)
Construction cost	(40,372)	(599,634)	-	(22,881)	-	-	(662,887)
Other operating costs and expenses	(208,895)	(80,123)	(3,571)	(4,017)	(678)	1,200	(296,084)
EQUITY IN RESULTS SUBSIDIARIES	(3,345)	-	-	-	1,225,676	(1,122,994)	99,337
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	725,970	361,597	40,106	55,709	971,919	(1,122,994)	1,032,307
Financial income (expenses)	(25,829)	378,910	4,059	5,256	(13,971)	-	348,425
OPERATING INCOME (LOSSES)	700,141	740,507	44,165	60,965	957,948	(1,122,994)	1,380,732
Income tax and social contribution	(236,566)	(193,982)	(11,287)	(20,734)	(35,399)	-	(497,968)
Deferred income tax and social contribution	72,796	(22,012)	(184)	307	76,610	-	127,517
NET INCOME (LOSSES) FOR THE YEAR	536,371	524,513	32,694	40,538	999,159	(1,122,994)	1,010,281

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.           Operating Lease Agreements

34.1.                   The Company as a lessee

Lease and rental costs and expenses	12.31.2012	12.31.2011	12.31.2010
Real estate (a)	21,920	17,704	13,988
Photocopiers	1,082	1,521	2,872
Others	5,900	719	1,190
(-) Pis and Cofins tax credits	(1,534)	(1,564)	(1,380)
	27,368	18,380	16,670

Copel’s estimate for expenses for the next fiscal years is basically the same as 2012, plus contractual monetary restatement rates, and there are no risks in connection with contract rescission.

a)

Out of the total R$ 21,920 spent in rental properties, R$ 10,183 refer to the rental of the Km 3 Center facilities, signed by Copel and the Fundação Copel, and which is the most significant rental agreement held by the Company. In future periods, this amount will be restated according to a real estate appraisal of the property.

             The Company has not identified any operating lease commitments which are non cancellable.

34.2.                   The Group as a lessor

Lease and rental income	12.31.2012	12.31.2011	12.31.2010
Equipment and facilities (a)	66,177	54,442	52,134
Araucária Thermal Power Plant (b)	95,253	32,804	50,000
Real estate	714	862	816
Facilities sharing	845	801	736
	162,989	88,909	103,686

Operating leases refer to revenues from rental of Copel property; lessees do not hold an option to purchase these assets upon expiration of the lease.

The Company has not identified any operating lease receivables which are non cancellable.

a)

The leases of equipment and structures refer to operating leases of predetermined attachment points in utility poles for the installation of cabling, accessories, and telecommunications equipment, with monthly payment, pursuant to article 73 of Law no. 9,472/1997 (General Telecommunications Law), to ANEEL/ANATEL/ANP Joint Resolution no. 001/1999, and to ANEEL Resolution no. 581/2002. They are also aimed at lowering costs of implementation of infrastructure to the power and telecommunications sector operators, optimizing the use of poles, and obtaining margins which contribute to more competitive tariffs (lower electric energy tariffs).

b)

On December 28, 2012, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, a minority shareholder, leasing the Araucária Thermal Power Plant for a period of one year, ended on December 31, 2013, and may be extended for one more year, subject to early termination by the Organization successfully participate at ANEEL - sponsored power auctions. The lease provides for the use of the Araucária Power Plant for power generation by Petrobras, at its own expense; UEG Araucária is entitled to lease payments comprising a fixed and a variable portion, pursuant to the lease agreement.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.           Financial Instruments

35.1.                   Category and value of financial instruments

	Note		12.31.2012		12.31.2011
		Book value	Fair value	Book value	Fair value
Financial assets
Held for trading
Cash and cash equivalent (a)	4	94,189	94,189	35,081	35,081
Cash equivalents - open market investments (a)	4	1,388,948	1,388,948	1,014,044	1,014,044
Bonds and securities (b)	5	183,014	183,014	60,021	60,021
Bonds and securities - derivatives (i)	5	-	-	1	1
		1,666,151	1,666,151	1,109,147	1,109,147
Loans and receivables
Collaterals and escrow accounts STN (c)	6	43,246	42,627	37,553	29,413
Collaterals and escrow accounts (a)	6	36,812	36,812	2,668	2,668
Trade accounts receivable (a)	7	1,515,344	1,515,344	1,400,818	1,400,818
CRC transferred to state of Paraná (d)	8	1,384,284	1,633,076	1,346,460	1,434,565
Receivables related to concession (e)	9	306,849	306,849	1,091,897	1,091,897
Receivables related to the concession extension (f)	10	913,673	960,436	-	-
		4,200,208	4,495,144	3,879,396	3,959,361
Available for sale
Receivables related to concession (e)	9	2,383,262	2,383,262	2,225,203	2,225,203
Receivables related to the concession extension (g)	10	160,217	160,217	-	-
Securities (b)	5	568,822	568,822	567,429	567,429
Other investments (h)	16	18,127	18,127	17,721	17,721
		3,130,428	3,130,428	2,810,353	2,810,353
Held to maturity
Securities (b)	5	12,180	12,180	17,157	17,157
		12,180	12,180	17,157	17,157
Financial assets total		9,008,967	9,303,903	7,816,053	7,896,018
Financial liabilities
Fair value through profit or loss
Held for trading
Other liabilities - derivatives (i)		40	40	39	39
		40	40	39	39
Other financial liabilities
Loans and financing (j)	21	2,250,878	2,233,244	2,174,472	2,129,257
Debentures (k)	22	1,010,677	1,010,677	-	-
Payable related to concession - use of public property (l)	26	447,557	554,408	415,098	524,484
Suppliers (m)	20	1,237,355	1,237,355	855,915	855,915
		4,946,467	5,035,684	3,445,485	3,509,656
Financial liabilities total		4,946,507	5,035,724	3,445,524	3,509,695

Fair value is calculated considering the market value to all financial instruments with an active market. For other instruments whose market values are not available, their fair values calculated according to the present value of their future cash flows expected.

a)	Financial assets that have fair values equivalent to their respective carrying values due to their nature and terms of realization.
b)

The fair values of Bonds and Securities have been calculated according to information made available by the financial agents for each security and to the market values of the bonds issued by the Brazilian government.

c)	The fair values of Collaterals and escrow accounts – STN have been calculated based on the cost of the last issue by the Company, of the CDI variation plus 0.99% p.y.
d)

For the fair values of CRC transferred to the State of Paraná, the Company based its calculation on the comparison with a non-current, variable interest rate National Treasury bond (NTN-B), which yields approximately 3.54% p.y. plus the IPCA inflation index.

e)

Accounts receivable related to the concession have their detailed composition in Note 9, including: (i) A table reconciling initial and final balances, with a separate breakdown of additions, disposals, transfers, losses, monetary variation, and fair value adjustments; (ii) Criteria for identification and measurement; and (iii) Assumptions adopted by Company management to restate the recoverable amount.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

f)

The accounts receivable related to the concession extension, related to the assets which started operations after May 2000, the expected flow of cash entries was discounted at the Selic rate, the best short-term rate available for comparison for determination of its market value.

g)

Management decided to consider the fair value of accounts receivable equivalent to their book values, considering that amounts, collection periods and rates remain undefined. These accounts receivable are related to assets existing as of May 31, 2000 and originate from an extension of the concession period.

h)

The other investments have a fair value of R$ 18,127. The fair value of the investment in Investco S.A., of R$ 9,282, was calculated by applying the ownership percentage to its equity. The fair value of the investments in Finam (Amazon Investment Fund) and Finor (Northeast investment Fund), of R$ 1,635 was adjusted according to the average price quoted at the trading sessions of the São Paulo Stock Exchange (BM&FBovespa) in December 2012 and 2011. Investments in public companies had their fair value of R$ 7,203 measured according to the value of those shares on December 28, 2012. The other investments were kept at historical cost, due to the impossibility of fair values being reliably measured.

i)

The derivative financial asset - exclusive funds - Assets comprises Marketable Securities and the derivative financial liability refers to the DI (Interbank Deposit) future adjustment, which comprises Other liabilities. The derivative financial assets and liabilities have their fair values calculated according to the information provided by financial agents.

j)

Loans and financing have their fair value considering as a basic premise the cost of the last raising of funds made by the Company, of the variation of the interbank deposit certificate (CDI) plus 0.99% p.y.

k)

The fair value of debentures was calculated according to the Unit Price Quotation (PU) as of December 31, 2012, obtained from the National Association of Financial Market Institutions (Anbima), net of the financial cost of R$ 2,042.

l)

Accounts payable related to the concession - use of public assets - have their fair value considering as a premise for the calculation the rate of return for the last venture sold at auction by ANEEL, won by the Company.

m)	Financial liabilities that have fair values equivalent to their respective carrying values, due to their nature and settlement terms.

35.2.                   Rating level for assessment of fair value of financial instruments

The financial instruments were classified based on the three levels of the fair value hierarchy.

				12.31.2012				12.31.2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Bonds and securities	404,784	347,052	-	751,836	432,342	195,109	-	627,451
Receivables related to concession	-	-	2,383,262	2,383,262	-	-	2,225,203	2,225,203
Receivables related to the concession extension	-	-	160,217	160,217	-	-	-	-
Other investments	18,127	-	-	18,127	17,721	-	-	17,721
Financial liabilities
Other liabilities - derivatives	40	-	-	40	39	-	-	39
Level 1: obtained from prices quoted (not adjusted) on active markets for identical assets or liabilities
Level 2: obtained from other variables other than prices quoted included in level 1, which can be observed for assets or liabilities
Level 3: obtained through evaluation techniques that include variables for the asset or liability, but are not based on observable market data

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.3.                   Summary of bonds and securities held to maturity

								Net
						Fair value		book value
Description	Rate p.y.	Issue date	Maturity	Type	12.31.2012	12.31.2011	12.31.2012	12.31.2011
LFT	SELIC	07.14.2009	03.07.2012	Amortized cost	-	5,919	-	5,920
LF Caixa	CDI	11.03.2011	11.07.2013	Amortized cost	5,540	5,089	5,540	5,089
LF Caixa	CDI	11.07.2011	11.08.2013	Amortized cost	6,640	6,101	6,640	6,100

35.4.                   Risk Factors

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

35.4.1.   Credit risk

Credit risk is defined as the possibility of the occurrence of losses related to non-compliance by a client or counterpart to a financial instrument with their respective obligations under the terms agreed on. Risk basically arises from trade accounts receivable and financial instruments as shown below:

		Book
		value
	12.31.2012	12.31.2011
Financial Assets
Cash and equivalents (a)	1,483,137	1,049,125
Bonds and securities (a)	764,016	644,608
Collaterals and escrow accounts (a)	80,058	40,221
Customers (b)	1,515,344	1,400,818
CRC transferred to the State of Paraná (c)	1,384,284	1,346,460
Receivables related to concession (d)	2,690,111	3,317,100
Receivables related to the concession extension	1,073,890	-
Total	8,990,840	7,798,332

a) Cash and cash equivalents and short-term investments

Company management manages the credit risk of its assets recorded as cash, cash equivalents and short-term investments in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b) Trade accounts receivable

The risk arises from the possibility of the Company incurring losses resulting from problems in receiving amounts invoiced to its clients, customers, concession operators and licensees. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by guarantees whenever possible.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c) CRC pass-through to the Paraná State government

Company management believes the CRC poses a minimal credit risk, as the amortizations are guaranteed by dividends, and the State Government is paying the renegotiated amounts in accordance with the fourth amendment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

d) Accounts receivable linked to the concession

Consists of indemnification stipulated in the public energy transmission and distribution concession agreements and accounts receivable under the transmission concession agreements to be realized as Annual Permitted Revenue - RAP.

Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, for the investments made in assets that have not been recovered through rates by the end of the concession and specifically regarding energy transmission, as RAP is guaranteed revenue, and therefore not subject to the risk of demand.

e) Accounts receivable originated from an extension of the concession

e.1) Management considers the credit risk on the indemnity of R$ 913,673 approved for the assets which started operations after May 2000 to be reduced, given that the realization and compensation rules have already been established by the Granting Authority.

e.2) Management considered the regulations in effect on December 31, 2012 to value the assets existing as of May 31, 2000 in the amount of R$ 160,217. It did so despite the fact that the Granting Authority has not yet disclosed regulations on the manner of compensation and the payment of indemnity and that the investments made by the Company may be adjusted when the regulatory agency and the Granting Authority approve the investments.

35.4.2.   Foreign currency risk (US Dolar)

.			Net
	Asset	Liability	exposure
			12.31.2012
Collaterals and escrow accounts (STN)	43,245	-	43,245
Loans and financing	-	(59,351)	(59,351)
Suppliers
Eletrobras (Itaipu)	-	(106,806)	(106,806)
Petrobras (acquisiton of gas by Compagas)	-	(43,681)	(43,681)
	43,245	(209,838)	(166,593)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate rewiew.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results; Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of December 31, 2012 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$ 2.09) estimated as market average projections for 2013 according to the Focus Report issued by the Brazilian Central Bank as of December 28, 2012. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

.		Baseline	Projected scenarios - Dec.2013
Foreign currency risks	Risk	12.31.2012	Probable	Adverse	Remote
Financial assets
Collaterals and escrow accounts	USD depreciation	43,246	983	12,040	23,098
.		43,246	983	12,040	23,098
Financial liabilities
Loans and financing
STN	USD appreciation	59,340	1,350	16,523	31,695
Eletrobras	USD appreciation	11	-	3	6
		59,351	1,350	16,526	31,701
Suppliers
Eletrobras (Itaipu)	USD appreciation	106,806	2,430	29,739	57,049
Petrobras (acquisiton of gas by Compagas)	USD appreciation	43,681	994	12,163	23,331
		150,487	3,424	41,902	80,380
Expected effect in the result			(3,791)	(46,388)	(88,983)

In addition to the sensitivity analysis, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2012, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

35.4.3.   Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (35.4.9), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

The Company’s exposure to interest rate and monetary variation risks is shown below:

.			Net
	Asset	Liability	exposure
			12.31.2012
Financial investments - cash equivalents	1,388,948	-	1,388,948
Bonds and securities	764,016	-	764,016
Collaterals and escrow accounts	36,812	-	36,812
CRC transferred to the State of Paraná	1,384,284	-	1,384,284
Receivables related to concession	2,690,111	-	2,690,111
Receivables related to the concession extension	1,073,890	-	1,073,890
Loans and financing	-	(2,191,527)	(2,191,527)
Debentures		(1,010,677)	(1,010,677)
	7,338,061	(3,202,204)	4,135,857

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of December 31, 2012 and the likely scenario takes into account the indicators (CDI/Selic of 7.25%, IGP-DI of 5.34%,   IGP-M of 5.31% e TJLP of 5.50%) estimated as market average projections for 2012 according to the Focus Report issued by the Brazilian Central Bank as of December 28, 2012. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

.		Baseline	Projected scenarios - December 2013
Operation	Risk	12.31.2012	Probable	Adverse	Remote
Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	1,388,948	99,447	74,586	49,725
Bonds and securities	Low CDI/SELIC	764,016	54,704	41,028	27,351
Collaterals and escrow accounts	Low CDI/SELIC	36,812	2,635	1,977	1,318
CRC transferred to the State of Paraná	Low IGP-DI	1,384,284	73,922	55,442	36,961
Receivables related to concession	Low IGP-M	2,690,111	142,846	107,135	71,423
Receivables related to the concession extension - RBNI	Low IPCA	913,672	49,978	37,484	24,989
Receivables related to the concession extension	Undefined (1)	160,218	-	-	-
		7,338,061	423,532	317,652	211,767
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	1,541,859	111,785	139,731	167,677
Eletrobras - Finel	High IGP-M	119,039	1,264	1,580	1,896
Eletrobras - RGR	No Risk (2)	114,006	-	-	-
Finep	High TJLP	29,525	1,476	1,845	2,214
BNDES - Copel Geração e Transmissão	High TJLP	214,855	10,743	13,428	16,114
Banco do Brasil – Transfer BNDES funds	High TJLP	172,243	8,612	10,765	12,918
Debentures	High CDI	1,010,677	73,274	91,593	109,911
.		3,202,204	207,154	258,942	310,730
Expected effect in the result			216,378	58,710	(98,963)
(1) Risk assessment still requires ruling by the Granting Authority.
(2) Loan indexed to UFIR

In addition to the sensitivity analysis required by CVM Resolution 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2012, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

35.4.4.   Accelerated maturity risk

This risk results from the potential noncompliance with contract covenants, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

As of December 31, 2012 all of the conditions were analyzed and it was identified that all of the levels provided in the contracts had been complied with.

35.4.5.   Environmental Risks

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

35.4.6.   Power shortage risk

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

According to the Annual Plan for Electricity Operation - PEN 2012, published annually on the website: www.ons.org.br, the conditions for attending the electricity load are considered satisfactory for the time horizon 2013/2016,  and also considering that there is excess electricity guaranteed with SIN during this period, the sensitivity analysis in relation to market growth under the structural aspect, can be concluded that the planned expansion until 2016, retaining the timetables programmed in PEN 2012, average annual growth in the electricity load of up to 6.1 % p.y., approximately 77 GWmed in 2016 can be tolerated, compared to the 4.6% p.y. from the Reference Scenario, approximately 72 GWmed in the same year.  This means that even with anticipation of a little more than one year in the increase in the electricity load, as from 2014, it will still be possible to maintain the conditions to attend the market within the guarantee criteria postulated by Conselho Nacional de Política Energética - CNPE (risk of deficit not higher than 5%).

35.4.7.   Risk of non-renewal of concessions

Copel holds concessions for power generation, transmission, and distribution services, with the expectation that the conditions for extension presented by the Ministry of Mines and Energy (MME), which represents the Granting Authority, were adequate in order to make the continuity of business within the standards required by ANEEL viable.

Copel Geração e Transmissão, after becoming aware of the conditions for renewal conducted the analyses of possible outcomes. In light of the scarcity of information provided by the Granting Authority and using the valuations obtained, it concluded that the renewal of the concessions of generation of its four power stations maturing between 2014 and 2015 was not viable: Rio dos Patos with 1.8 MW of installed capacity, Usina Governador Pedro Viriato Parigot de Souza with 260.0 MW of installed capacity, Mourão with 8.2 MW of installed capacity and Chopim with 1.8 MW of installed capacity. This decision aims at maintaining the Company’s current levels of profitability.

For the Transmission concessions, the conditions were maintained for the realization of investments arising from contingencies, upgrades, updates and renovations of structures and equipment that will occur upon recognition by ANEEL, and its authorization. The guarantee of reimbursement is given pursuant to REN 158 of May 23, 2008, not causing financial losses to the concessionaire.

Copel Geração e Transmissão, after becoming aware of the conditions for renewal conducted analyses and valuations opting for renewal for another 30 years, and thus contributed to the decrease in tariffs and to the making of tariffs more reasonable, preserving the current levels of the Company’s profitability.

Pursuant to the Law, the distribution concession may be extended for another 30 years. The extension is offered to the concessionaire and its adhesion depends on the explicit acceptance of the following conditions: i) fixed income according to criteria established by ANEEL; and ii) submission to service quality standards set by ANEEL.

The request for extension of the distribution concession of Copel Distribuição was submitted to ANEEL on May 31, 2012, and ratified under Medida Provisória no.579 on October 11, 2012. For compliance with the next expected steps, it now follows the calendar of events defined by the Granting authority.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Concession contracts with maturity dates

Maturty date
of concessions/authorizations
Concessions - Copel Geração e Transmissão
Hydroelectric Power Plants
Generation Concession - 045/1999
Governador Bento Munhoz da Rocha Netto (Foz do Areia)	05.23.2023
Governador Ney Aminthas de Barros Braga (Segredo)	11.15.2029
Governador José Richa (Caxias)	05.04.2030
Governador Pedro Viriato Parigot de Souza (a) (b)	07.07.2015
Guaricana	08.16.2026
Chaminé	08.16.2026
Apucaraninha	10.12.2025
Mourão (a) (b)	07.07.2015
Derivação do Rio Jordão	11.15.2029
Marumbi (c)	-
São Jorge	12.03.2024
Chopim I (a) (b)	07.07.2015
Rio dos Patos (a) (b)	02.14.2014
Cavernoso	01.07.2031
Melissa (d)	-
Salto do Vau (d)	-
Pitangui (d)	-
Generation Concession - 001/2007 - Mauá - 51% of Copel	07.02.2042
Generation Concession - 001/2007 - Colíder (e)	01.16.2046
Authorization - Cavernoso II (e)	02.27.2046
Thermal Power Plant
Generation Concession - 045/1999 - Figueira	03.26.2019
Authorization - UEG Araucaria	12.22.2029
Wind Power Plant
Authorization - Palmas	09.28.2029
Transmission Lines and Substations
Contract 060/01 - Transmission facilities (f)	12.05.2042
Contract 075/01 - Transmission line Bateias - Jaguariaíva	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté (e)	10.05.2040
Contract 015/10 - Sub-station Cerquilho III (e)	10.05.2040
Contract 001/12 - Transmission line Cascavel Oeste - Umuarama - 51% Copel GeT (e)	01.11.2042
Contract 004/12 - Transmission line Nova Santa Rita - Camaquã 3 - 20% Copel GeT (e)	05.09.2042
Contract 007/12 - Transmission line Umuarama - Guaira - 49% Copel GeT (e)	05.09.2042
Contract 008/12 - Transmission line Curitiba - Curitiba Leste - 80% Copel GeT (e)	05.09.2042
Contract 011/12 - Transmission line Açailândia - Miranda II - 49% Copel GeT (e)	05.09.2042
Contract 012/12 - Transmission line Paranaíta - Ribeirãozinho - 49% Copel GeT (e)	05.09.2042
Contract 013/12 - Transmission line Ribeirãozinho - Marimbondo II - 49% Copel GeT (e)	05.09.2042
Contract 022/12 - Transmission line - Foz do Chopim - Salto Osorio C2 (e)	08.26.2042

(a) Plant not renewed pursuant to Executive Act 579/2012 - Concessionaire's prerogative
(b) By the end of the concession the project will be offered for competitive bidding
(c) In progress for homologation from ANEEL
(d) at plants with capacity of less than 1 MW, only register with ANEEL
(e) Enterprise under construction
(f) Concession renewed pursuant to Executive Act 579/2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Maturity date
of concessions/authorizations
Concession - Copel Distribuição
Contract 046/99 - Distribution Facilities (a) (b)	07.07.2015
Concession - Elejor
Contract 125/2001 - HPP Fundão e Santa Clara	10.24.2036
Authorization - Elejor
SHP Fundão I e SHP Santa Clara I	12.18.2032
Concession - Dona Francisca Energética
Contract 188/1998 - HPP Dona Francisca	08.27.2033
Concession - Compagas	07.06.2024

(a) Sent on May 31, 2012 requesting extension of concession
(b) Sent on September 11, 2012 ratification of the requesting extension of concession (MP 579/2012)

As far as potential reimbursements at the end of the concession, there is uncertainty regarding how to measure the amounts to be paid for reversal of concession assets to the granting authority.

35.4.8 Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

35.4.9 Derivative financial instruments

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

Derivative Financial Instruments	12.31.2012	12.31.2011
Future DI Daily Adjustments - assets	-	1
Future DI Daily Adjustments - liabilities	(40)	(39)
Current portion	(40)	(38)

In order to protect against the effects of volatility on long exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBovespa and registered at CETIP, whose nominal balances and conditions are as follows:

For the year ended December 31, 2012, the result of operations with derivative financial instruments on the futures market was a loss of R$ 5,884 (loss of R$ 2,726 on 2011).

Contracts are adjusted daily in accordance with the future DI rates published by BM&FBovespa. The reference (notional) values of these outstanding contracts as on December 31, 2012 corresponded to R$ 192,900 (R$ 88,135 as of December 31, 2011).

On December 31, 2012, a share of the Company’s federal bonds in the amount of R$ 9,560 (R$ 5,930 as of December 31, 2011), was deposited as collateral for transactions at BM&FBovespa S.A.

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The base scenario took into account the existing balances as of December 31, 2012 and the probable scenario for balances with changes in the BM&FBovespa preferential rate for LTN (National Treasury Bills) maturing on January 01, 2013.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

.		Baseline	Projected scenarios - December 2013
Risk of derivative	Risk	12.31.2012	Probable	Adverse	Remote
Financial assets (liabilities)
Derivative – liabilities	Decrease in DI rate	(40)	(1,068)	(4,565)	(8,061)
		(40)	(1,068)	(4,565)	(8,061)
Expected effect in the result			(1,028)	(4,525)	(8,021)

35.5.                   Management of capital

The Company always seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. It seeks to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and security provided by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The Group’s capital structure is composed of:

a)Net indebtedness, defined as total loans, financing and debentures, net of cash and cash equivalents and short term bonds and securities;

b)Own capital, defined as total equity.

Debt
	12.31.2012	12.31.2011
Loans and financing	2,250,878	2,174,472
Debentures	1,010,677	-
(-) Cash and cash equivalents and financial investments	1,483,137	1,049,125
(-) Bonds and securities	635,501	582,019
Net indebtedness	1,142,917	543,328
Shareholder's	12,497,498	12,069,528
Net indebtedness ratio	0.09	0.05

35.6.                   Financing lines

Copel does not employ financing lines such as: non-guaranteed overdraft accounts; non-guaranteed bills of exchange; guaranteed overdraft accounts; and guaranteed bank credit lines.

35.7.                   Liquidity and interest table

The tables below denote the expected settlement amounts for each time period. The projections were made based on financial indicators underlying the respective financial instruments, as forecast by Brazilian Central Bank's Focus Report, which provides market analysts' average expectations for such indicators in the current year and next year. The indicators for 2014 were used from 2013 to the end of the projection period, except for the dollar, which is determined by US inflation.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Assets
	Interest (1)	Less than	1 to 3	3 month	1 to 5	More than
		1 month	month	to 1 year	years	5 years	Total
12.31.2012
Cash and cash equivalent	-	1,483,137	-	-	-	-	1,483,137
Customers	0.82%	43,067	9,545	27,196	26,929	242	106,979
CRC transferred to the State of Paraná	6.65% p.y. + IGP-DI	13,590	27,180	122,309	741,098	1,816,788	2,720,965
Bonds and securities + exclusive funds	99.9% of CDI	418,397	6,475	55,263	228,648	99,768	808,551
Collaterals and escrow accounts	TR and Dolar(3)	-	-	-	-	111,120	111,120
Receivables related to concession	Note 9	16,894	33,813	155,717	3,124,323	2,606,367	5,937,114
Receivables related to the concession extension - RBNI	Note 10	44,775	76,713	317,723	608,838	-	1,048,049

Receivables related to the concession extension	Note 10	-	-	-	-	160,218	160,218
		2,019,860	153,726	678,208	4,729,836	4,794,503	12,376,133
12.31.2011
Cash and cash equivalent	-	1,049,125	-	-	-	-	1,049,125
Derivatives	Future DI	1	-	-	-	-	1
Customers	0.75%	33,536	9,400	28,577	40,847	417	112,777
CRC transferred to the State of Paraná	6.65% p.y. + IGP-DI	12,572	25,144	113,148	685,922	1,965,058	2,801,844
Bonds and securities + exclusive funds	99.9% of CDI	2,645	11,580	106,718	110,318	-	231,261
Collaterals and escrow accounts	TR and Dolar(3)	-	-	-	-	100,387	100,387
Receivables related to concession	WACC+Rate of return(2)	35,689	72,430	305,980	5,383,147	1,948,720	7,745,966
		1,133,568	118,554	554,423	6,220,234	4,014,582	12,041,361
(1)Effective interest rate - weighted average (2) WACC regulatory + rate of return from enterprise (3) National currency TR; Foreign currency: see Note 20

Liabilities
	Interest (1)	Less than	1 to 3	3 month	1 to 5	More than
		1 month	month	to 1 year	years	5 years	Total
12.31.2012
Loans and financing	Note 21	17,022	50,158	289,708	1,977,774	515,760	2,850,422
Debentures	Note 22	-	-	78,618	1,284,897	-	1,363,515
Derivatives	Future DI	40	-	-	-	-	40
Payables related to concession - use of public asset	Rate of return + IGP-M and IPCA	4,040	8,080	36,858	225,955	2,043,351	2,318,284
Eletrobras - Itaipu	Dolar	-	92,864	417,886	2,677,260	4,777,443	7,965,453
Petrobras - Compagas	100% of CDI	4,892	9,874	45,969	65,690	-	126,425
Other suppliers	-	756,890	152,854	875	35,126	-	945,745
Post employment benefits	7.46%	28,945	57,891	260,509	1,523,133	9,097,947	10,968,425
Purchase liabilities	IGP-M and IPCA	-	452,633	2,188,186	8,865,291	46,201,543	57,707,653
		811,829	824,354	3,318,609	16,655,126	62,636,044	84,245,962
12.31.2011
Loans and financing	Note 21	15,895	55,795	143,838	2,312,045	524,717	3,052,290
Derivatives	Future DI	39	-	-	-	-	39
Payables related to concession - use of public asset	Rate of return + IGP-M and IPCA	3,741	7,481	34,129	207,996	2,040,876	2,294,223
Eletrobras - Itaipu	Dolar	-	164,062	350,491	2,426,301	6,338,176	9,279,030
Petrobras - Compagas	100% of CDI	4,499	9,117	42,928	131,262	-	187,806
Other suppliers	-	555,708	116,041	44,494	140,059	-	856,302
Post employment benefits	7.30%	28,485	56,969	256,361	1,281,669	2,109,550	3,733,034
Purchase liabilities	IGP-M and IPCA	-	994,393	2,646,662	11,395,780	50,070,240	65,107,075
		608,367	1,403,858	3,518,903	17,895,112	61,083,559	84,509,799

  (1) Effective interest rate - weighted average

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.8. Guarantees

The main guarantees put up for maintaining business and investing activities are invested in securities:

Guarantees
	12.31.2012	12.31.2011
Guarantee for the ANEEL auction	21,427	34,011
Guarantee for the Contracts for the Sale of Energy in the Regulated Environment – CCEARS	71,234	27,553
Guarantee for financing facilities to build hydroelectric power plants
HPPs and transmission lines - TLs	32,144	18,764
Guarantee for the compliance with article 17 of law 11,428/2006 and possible authorization by Environmental Institute of Paraná (Instituto Ambiental do Paraná or IAP), by the Consórcio Energético Cruzeiro do Sul	31,290	-
Total	156,095	80,328

36.           Related Party Transactions

The balances of transactions between the Company and its associates and subsidiaries are shown in Note 15 and Note 16.

In 2002, the Company became guarantor of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of December 31, 2012, the outstanding debt was R$ 15,249 and R$ 9,001, respectively.

The amounts resulting from the operating activities of Copel Distribuição involving related parties are billed at the rates approved by ANEEL.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Related parties / Nature of operation		Assets		Liabilities		Transactions
	12.31.2012	12.31.2011	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Controlling shareholders
State of Paraná
Dividends payable (a)	-	-	79,539	57,855	-	-
"Luz Fraterna" program (b)	60,259	38,763	-	-	-	-
Remuneration and employ social security charges assigned (c)	1,640	2,062	-	-	-	-
CRC (Note 8)	1,384,284	1,346,460	-	-	188,688	148,950
ICMS (Note 13.3)	110,096	117,011	209,629	193,960	-	-
Entities with significant influence
BNDES e BNDESPAR (d)
Financing (Note 21.5)	-	-	214,855	172,285	(2,525)	(313)
Dividends payable (4)	-	-	63,890	46,473	-	-
Petrobras (e)
Rental plant UTE Araucária (Note 34.2.b)	11,894	2,730	-	-	95,253	32,804
Supply and transport of gas (f)	293	283	-	-	18,494	5,742
Acquisition of gas for resale (f)	-	-	43,681	40,698	(247,673)	(186,833)
Advances to suppliers (g)	12,666	11,982	-	-	-	-
Dividends payable by Compagas	-	-	1,208	1,887	-	-
Mitsui Gás e Energia do Brasil Ltda. (h)	-	-	1,208	1,887	-	-
Paineira Participações S.A. (i)	-	-	1,179	1,110	-	-
Associates
Dona Francisca Energética S.A.
Purchase of energy (j)	-	-	6,045	5,600	(67,354)	(63,045)
Dividends receivable by Copel	78	2,303	-	-	-	-
Companhia de Saneamento do Paraná - Sanepar
Dividends receivable by Dominó Holdings	9,477	15,603	-	-	-	-
Foz do Chopim Energética Ltda. (k)	135	131	-	-	1,602	1,390
Sercomtel S.A. Telecomunicações (l)	179	169	-	-	2,142	2,031
Key management personnel
Fees and related charges (Note 31.3)	-	-	-	-	(15,408)	(11,527)
Pension plans and health care (Note 23)	-	-	-	-	(808)	(496)
Other related parties
Fundação Copel
Rental of administrative real estate	-	-	-	-	(10,694)	(9,073)
Private pension and health plans (Note 23)	-	-	528,242	468,875	-	-
Lactec (m)	18,742	15,400	303	371	(5,896)	(8,086)
Dreen Brasil Investimentos e Participações S.A. (n)	-	-	38	466	(368)	(265)

a)

In 2012, out of the total dividends proposed to the Government for the State of Paraná for the amounts of R$ 79,539, there was no advance on the period. R$ 67,017 was advanced in 2011 as dividends from the total proposed for 2011 in the amount of R$ 124,872. The remaining portion was settled in 2012.

b)

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

c)

Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company recognized an impairment allowance in the amount of R$ 1,466 as of December 31, 2012 and R$ 1,307 as of December 31, 2011.

d)

BNDES is the parent company of BNDES Participações SA (BNDESPAR) that holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of preferred shares). Of the total proposed dividends to BNDESPAR, for fiscal year 2012, in the amount of R$ 63,890, was paid in advance during January 2013 the amount of R$ 32,736 (R$ 27,826 net of IRRF). Of the total proposed dividend for fiscal year 2011, amounting to R$ 100,309, was anticipated during the year 2011 the amount of R$ 53,836 and the remainder paid off in 2012.

e)	Petrobras holds 20% of the share capital of UEG Araucária and 24.5% of the share capital of Compagas.
f)	The supply and transport of piped gas and the purchase of gas for resale by Compagas.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

g)

Advance payments to suppliers of Compagas refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagas has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. In light of the prospects of increased consumption by the market, Compagas management believes it will consume the accumulated gas volumes as of December 31, 2012 in the next fiscal years.

h)	Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagas’share capital. The balances refer to dividends payable.
i)	Paineira Participações S.A. holds 30% of Elejor share capital. The balances refer to dividends payable by Elejor.
j)	Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on October 6, 2015.
k)	Operation and maintenance services agreement, signed between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, expiring on May 24, 2015.
l)	Light pole sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on August 20, 2013.
m)

The Institute of Technology for Development (Lactec) was constituted on February 6, 1997 as a not for profit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,790, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: Copel, the Universidade Federal do Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP).

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.
Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by ANEEL.
n)

Dreen Brasil Investimentos e Participações S.Ais a joint venturer of Cutia Empreendimentos Eólicos SPE S.A. holding 50.1% of its shares. Balances consist of the transfer of expenses on shared services, recognized as administrative expenses in the statement of operarions.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

37.           Insurance (unaudited)

The specifications by type of risk and maturity dates for the Company’s main insurance policies are reported below:

	End of
Policy	Term	Insured
Specified risks (37.1)	08.24.2013	1,698,296
Fire - Company-owned and rented facilities (37.2)	08.24.2013	464,713
Civil liability - COPEL (37.3)	08.24.2013	12,000
Civil liability - Compagas (37.3)	09.30.2013	4,200
Engineering risks - COPEL (37.4)	08.24.2013	dependant on each event
Domestic and international transport - export and import (37.5)	08.24.2013	dependant on each event
Multi-risk (37.6) - Compagas	10.17.2013	5,053
Multi-risk (37.6) - Elejor	06.05.2013	974
Vehicles (37.7)	08.20.2013	market value
Miscellaneous risks (37.8)	08.24.2013	992
Operational risks (37.9) - Elejor	09.25.2013	446,691
Operational risks (37.10) - UEG Araucária *	11.30.2013	551,559
Court guarantee - (37.11) - Compagas	02.03.2013	56,938
Performance bond (37.12) - Copel	07.14.2014	12,500
Performance bond (37.12) - Copel	01.15.2014	2,200
Performance bond (37.12) - Copel	04.01.2013	3,049
Performance bond (37.12) - Copel	07.30.2015	44,319
Performance bond (37.12) - Copel	05.02.2013	46,000
Performance bond (37.12) - Copel	12.27.2014	1,850
Engineering risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul (37.13)	01.30.2013	741,403
Civil liability - HPP Mauá - Consórcio Energético Cruzeiro do Sul (37.14)	01.30.2013	44,000
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul (37.15)	11.23.2013	799,290
Liability for directors and administrators - D&O (37.16) *	06.30.2013	51,088
* The values of the sums insured Operational Risk - UEG Araucaria and liability for directors and officers have been converted to real U.S. dollars with the rate of the day 12.30.2012, R$ 2.0435.

37.1.                   Insurance against specified risks

This policy covers substations and power plants, listing their main equipment and respective insured amounts. It provides basic coverage against fire, lightning strikes, explosions of any kind, and additional coverage against potential electrical damage, miscellaneous risks, and risk to electronics and computers.

37.2.                   Fire insurance

This policy covers both Company-owned and rented facilities and part of their contents. It ensures payment of reparations to the insurance holder or property owner for the damages resulting from basic fire hazards, lightning strikes, and explosions of any kind, plus additional coverage against windstorms, hurricane, cyclone, tornado, hail and smoke.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

37.3.                   Civil liability insurance

This insurance provides coverage against liability for involuntary damages, bodily and/or material and/or moral, caused to third-parties as a result of the Company’s commercial and/or industrial operations.

37.4.                   Insurance against engineering risks - Copel

This insurance provides coverage against risks of installation, assembly, disassembly, and testing of new equipment, particularly at substations and power plants. Policies are purchased before each risk event, according to the occurrence and need for coverage against risks of carrying out engineering services.

37.5.                   Transport insurance

This insurance provides coverage against losses and damages caused to products transported by any appropriate means within both the domestic and foreign market and during import and export operations to and from foreign markets. Policies are purchased before each risk event, and are basically used to cover the transport of electrical, electronic, and telecommunications equipment.

37.6.                   Multi-risk insurance

This policy comprises the assets of the Company and provides coverage against potential damages caused by fire, lighting strikes, explosions, electrical malfunctions, risks to electronic equipment, recovery of records and documents, windstorms, smoke, and theft or aggravated larceny.

37.7.                   Vehicle insurance

This insurance covers the payment of reparations of damage suffered and expenses incurred as a result of risks to which Compagas’ 33 insured vehicles are subject. It provides basic coverage for the vehicles and additional and optional civil liability coverage against material, bodily, and moral damages caused to third-parties. Coverage limits for damages to third-parties are R$ 150 for material damages and R$ 300 for bodily damages, for each vehicle.

37.8.                   Insurance against miscellaneous risks – Copel

This insurance covers losses and material damage caused to the assets listed in the policy by any accidents with an external cause, including transport risks.

This type of insurance covers mobile and/or stationary electric equipment, computers, and electronics, whether in use at the Company's facilities or leased or loaned to third-parties.

37.9.                   Insurance against operational risks - Elejor

This insurance covers sudden, unforeseen, and accidental losses and material damage to Elejor buildings, merchandise, raw materials, unfinished and finished products, packages, machinery, tools, furniture, and other devices and facilities which are part of the insured establishment, in addition to loss of profits.

37.10.               Insurance against operational risks – UEG Araucária

This policy provides coverage against all risks (all legally insurable risks), including machinery failure, for all the facilities of the Araucária Thermal Power Plant.

37.11.               Court guarantee

This insurance covers the settlement of final rulings in lawsuits against Compagas. It has the same standing as a judicial bond, replacing judicial deposits in cash, attachment of assets, and bank guarantees.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

37.12.               Contract Performance Bond

It guarantees the liabilities assumed by Copel in the concession agreements signed with ANEEL. This performance bond is aimed at companies which, being under contract, are bound to guarantee to its customers that such contracts, as far as pricing, deadlines and other specifications, will be performed in full. Public agencies within the direct or indirect public administration may also, pursuant to Law no. 8,666/93 and to Law no. 8,883/94, receive insurance policies as guarantee from its suppliers of goods and services, contractors, and public tender participants.

This type of insurance is designed to guarantee full performance of a contract. It does not cover damages but rather liabilities for breach of contract, and it is a form of contractual guarantee provided by Brazilian law, which may replace bank guarantees, cash bonds, or government bonds.

37.13.               Engineering risks - Consórcio Energético Cruzeiro do Sul

This insurance provides basic coverage of civil construction and/or installation and assembly services, and additional coverage of extraordinary expenses, riots, workers strike, civil commotion and malicious acts, wide maintenance for 24 months, emptying expenses, concluded construction and manufacturer risk for the execution of construction work and services necessary to the operation of the Mauá Hydroelectric Power Plant.

37.14.               Civil Responsibilities – Consórcio Energético Cruzeiro do Sul

This insurance provides coverage to involuntary, bodily injury and/or material and/or moral damage to third parties repairs, during the execution of construction work and/or installation and assembly of the Mauá Hydroelectric Power Plant. It also provides additional coverage of crossed civil responsibility and damage caused by the foundation services.

37.15.               Operating risks - Consórcio Energético Cruzeiro do Sul

It is defined by the "All Risks" type coverage, covering all losses or material damage caused to the insured assets, except those formally considered as excluded in its conditions.

The generating units, substations, power houses, dams, spillways and tunnels are covered by the policy.

As well as coverage for material damage, there is the additional coverage for rescue and containment of accidents, floods and flooding, removal of debris, minor engineering works, theft, strikes and rioting, expert fees and extraordinary expenses. It does not include coverage for lost profits.

37.16.               Civil Responsibilities for Senior Management and Officers (D&O)

Insurance of civil responsibility of commercial companies to advisors, officers and management D&O – Directors & Officers, with coverage for all National territory and abroad as hired by the Company.

This insurance has a goal to cover for payment of financial losses and legal fees resulting from judicial claims against insured personnel related to their activities in the company’s management.

The personnel covered by this insurance are advisors, officers and senior management of Copel and also other personnel appointed by Copel to hold equivalent positions in the subsidiaries.

38.           Compensation Account for “Part A”

As a result of adopting IFRS, the Company no longer recognizes regulatory assets and liabilities, and unrecognized the existing balances.

These assets and liabilities continue to be recognized in the regulatory records, introduced by ANEEL Normative Resolution 396.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Compensation Account for Variations in Items from “Part A” - CVA accompanies the variations reported between the amounts homologated for tariff adjustments, and the amounts actually incurred during the tariff period, from the following cost components of “Part A”: Purchase of electric power (Bilateral, Itaipu and Auctions), Energy Transmission Cost (Transmission from Itaipu and the Basic Grid) and Sector Charges (Fuel Consumption Account - CCC; Energy Development Account - CDE; System Service Charges - ESS and Incentive Program for Alternative Energy Sources - Proinfa).

ANEEL authorized Copel Distribuição, through Homologatory Resolution 1,296, of June 19, 2012, to adjust its supply tariffs as from June 24, 2012, by an average rate of -0.81%, with -0.11% that refers to the tariff adjustment index and -0.70% for the pertinent financial components, of which, CVA, represents a total of R$ (41,622), consisting of 2 parts: CVA being processed, for the tariff year 2011-2012, for the amount of R$ (42,525), and the balance to compensate for CVA from prior years for the amount of R$ 903. After the withdrawal of regulatory assets (CVA) granted in the previous year, the effect of this adjustment was an average decrease of 0.65% in customer tariffs.

If the regulatory assets and liabilities had been recognized, the Company would have reported the following balances in its financial statements:

Composition of balances for CVA

	Current		Non-current
	Assets		Assets
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
CVA recoverable tariff adjustment 2011
CCC	-	6,588	-	-
CDE	-	4,023	-	-
Transport of energy purchased (Itaipu)	-	1,111	-	-
	-	11,722	-	-
CVA recoverable tariff adjustment 2012
CCC	-	75	-	75
Charges for use of transmission system (basic grid)	14,181	18,081	-	18,081
CDE	5,856	3,074	-	3,074
Proinfa	5,565	-	-	-
Transport of energy purchased (Itaipu)	1,356	1,106	-	1,106
	26,958	22,336	-	22,336
CVA recoverable tariff adjustment 2013
CCC	1,626	-	1,626	-
Charges for use of transmission system (basic grid)	22,047	-	22,047	-
ESS	35,860		35,860	-
CDE	3,261	-	3,261	-
Proinfa	1,037	-	1,037	-
Transport of energy purchased (Itaipu)	1,297	-	1,297	-
	65,128	-	65,128	-
	92,086	34,058	65,128	22,336

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Current		Non-current
	liabilities		liabilities
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
CVA compensable tariff adjustment 2011
Charges for use of transmission system (basic grid)	-	4,235	-	-
Energy purchased for resale (Itaipu)	-	10,414	-	-
ESS	-	12,896	-	-
Proinfa	-	649	-	-
Energy purchased for resale (CVA Energ)	-	23,828	-	-
	-	52,022	-	-

CVA compensable tariff adjustment 2012
CCC	363	-	-	-
Energy purchased for resale (Itaipu)	17,871	17,273	-	17,273
ESS	18,982	16,696	-	16,696
Proinfa	-	166	-	166
Energy purchased for resale (CVA Energ)	9,679	27,350	-	27,350
	46,895	61,485	-	61,485
CVA compensable tariff adjustment 2013
Energy purchased for resale (Itaipu)	10,062	-	10,062	-
Energy purchased for resale (CVA Energ)	41,828	-	41,828	-
	51,890	-	51,890	-
	98,785	113,507	51,890	61,485

Changes in CVA

	Balance as of					Balance as of
	01.01.2012	Differ.	Amortiz.	Correction	Transf.	12.31.2012
Assets
CCC	6,738	2,960	(6,958)	512	-	3,252
Charges for use of transmission system (basic grid)	36,162	36,238	(14,787)	662	-	58,275
ESS	-	71,165	-	555	-	71,720
CDE	10,171	12,170	(10,375)	412	-	12,378
Proinfa	-	13,116	(5,804)	327	-	7,639
Transport of energy purchased (Itaipu)	3,323	3,097	(2,594)	124	-	3,950
	56,394	138,746	(40,518)	2,592	-	157,214
Current	34,058	37,743	(40,518)	693	60,110	92,086
Non-current - NC	22,336	101,003	-	1,899	(60,110)	65,128
Liabilities
CCC	-	726	(376)	13	-	363
Charges for use of transmission system (basic grid)	4,235	-	(4,525)	290	-	-
Transport of energy purchased (Itaipu)	44,960	22,569	(29,729)	195	-	37,995
ESS	46,288	5,538	(33,447)	603	-	18,982
Proinfa	981	(316)	(695)	30	-	-
Energy purchased for resale (CVA Energ)	78,528	50,260	(35,390)	(63)	-	93,335
	174,992	78,777	(104,162)	1,068	-	150,675
Current	113,507	(5,990)	(104,162)	(369)	95,799	98,785
Non-current - NC	61,485	84,767	-	1,437	(95,799)	51,890

39.           Subsequent Events

39.1.                   New Investments

39.1.1.   TL 230 kV Assis – Paraguaçu Paulista II

National Interconnected System (SIN) basic network transmission concession, which has as an object the construction, operation and maintenance of transmission facilities for a 230 kV dual circuit transmission line, with an approximate length of 37 km, originating at the Assis substation and ending at the Paraguaçu Paulista II substation, respective transformer connections, busboard interconnections and a general 230 kV module as defined in the invitation to bid of ANEEL Auction 07/2012 held on December 19, 2012. All located in the State of São Paulo. The concession term is 30 years counted from the date of signing the contract, February 25, 2013, and at the sole discretion of the granting authority, it may be renewed for a maximum equal period.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

39.2.                   Electricity rate adjustment by Copel Distribuição

According to ANEEL’s Resolution 1,431/13 electricity rates charged by Copel Distribuição were adjusted on January 24, 2013. The concessionaire’s rate was reduced by 19.28% on average. This percentage consists of a decrease in the cost of energy purchases, transmission expenses, a reduction in industry charges and the withdrawal of electricity rate subsidies which used to be paid for by customers. Clients will start enjoying partial benefits from the rate reduction on January 24, 2013 and full benefits on February 25, 2013.

40.           Condensed unconsolidated financial information of Companhia Paranaense de Energia – Copel

Since the condensed unconsolidated financial information required by Rule 12-04 of Regulation S-X is not required under IFRS issued by the International Accounting Standards Board - IASB, such information was not included in the original financial statements filed with the Brazilian Securities and Exchange Commissions – CVM in March, 25, 2013. In order to attend the specific requirements of the Securities and Exchange Commission (“SEC”), Management has incorporated the condensed unconsolidated information in these financial statements as part of the Form 20-F. The condensed unconsolidated financial information of Companhia Paranaense de Energia - Copel, as of December 31, 2012 and 2011 and for each of the two years in the period ending on December 31, 2012, presented herein were prepared considering the same accounting policies as described in Note 2 and 3 to Company’s consolidated financial statements, except for the fact that the investment caption presented in Company’s unconsolidaded condensed balance sheet were measured under the equity method, instead of being measured at fair value or at cost, as required by International Financial Reporting Standards - IFRSs issued by the IASB.

(a) Condensed statements of financial position

Assets	12.31.2012	12.31.2011
Current assets
Cash and cash equivalents	29,464	27,757
Bonds and securities	176	165
Dividends receivable	1,038,664	1,153,009
Income tax and social contribution	150,483	118,908
Other current receivables	14	322
	1,218,801	1,300,161
Non-current assets
Judicial deposits	271,858	222,847
Deferred tax assets	117,194	108,380
Receivables from related parties	1,151,888	1,145,394
	1,540,940	1,476,621
Investments	11,004,967	10,534,112
	12,545,907	12,010,733
Total assets	13,764,708	13,310,894

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Liabilities and equity	12.31.2012	12.31.2011
Current liabilities
Income tax and social contribution	3,251	3,929
Other taxes payable	22,072	41,385
Loans and financing	28,106	44,152
Debentures	-	-
Dividends payable	201,186	130,859
Other	3,085	2,748
	257,700	223,073
Non-current liabilities
Loans and financing	971,721	965,772
Tax, social security, labor and civil provisions	302,295	295,355
Equity
Capital	6,910,000	6,910,000
Equity valuation adjustments	1,350,002	1,457,081
Legal reserve	571,221	536,187
Profit retention reserve	3,337,295	2,838,551
Additional proposed dividends	64,474	84,875
	12,232,992	11,826,694
Total liabilities and equity	13,764,708	13,310,894

 (b) Condensed statement of income

	12.31.2012	12.31.2011	12.31.2010

Gross profit
Other operating revenues (expenses)
General and administrative expenses	(23,235)	(23,675)	(13,272)
Other revenues (expenses), net	(13,927)	2,100	(239,168)
Result of equity in investees	732,313	1,249,114	1,212,861
	695,151	1,227,539	960,421
Operating income before financial results	695,151	1,227,539	960,421
Financial income (expenses)
Financial revenues	110,317	121,459	120,501
Financial expenses	(109,266)	(177,193)	(134,393)
	1,051	(55,734)	(13,892)
Operating income	696,202	1,171,805	946,529
Income tax and social contribution
Income tax and social contribution	(4,467)	(4,955)	(35,332)
Deferred income tax and social contribution	8,953	(9,160)	76,610
	4,486	(14,115)	41,278
Net income for the period	700,688	1,157,690	987,807
Basic and diluted net earning per share attributed do parent company shareholders - in reais
Class A preferred shares	4.1742	5.3315	5.2075
Class B preferred shares	2.6879	4.4435	3.7904
Common shares	2.4435	4.0392	3.4456

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(c) Condensed statements of cash flows

	12.31.2012	12.31.2011	12.31.2010
Net cash generated (used) by operating activities	116,845	298,735	(214,706)
Cash flow from investing activities
Financing investments	(11)	10	78,957
Loans to related parties	(808,972)	-	-
Reimbursement of loans to related parties	920,836	29,906	-
Redemption of investment in Ceolpar	910	-	-
Additions to investments	(9,273)	(664)	(72,078)

Net cash generated by investing activities	103,490	29,252	6,879

Cash flow from financing activities
Payment of the principal amount of debentures	-	(600,000)	-
Dividends and interest on capital paid	(218,628)	(390,052)	(181,395)
Loans and financing with third parties	-	600,000	-

Net cash used in financing activities	(218,628)	(390,052)	(181,395)

Decrease in cash and cash equivalents	1,707	(62,065)	(389,222)

Cash and cash equivalents at the beginning of the period	27,757	89,822	479,044
Cash and cash equivalents at the end of the period	29,464	27,757	89,822

Variation in cash and cash equivalents	1,707	(62,065)	(389,222)

                  During the years ended December 31, 2012 and 2011, we received R$ 378,115 and R$ 562,733, respectively, from dividends and interest on own capital paid by our investees. Additional disclosures relating to Companhia Paranaense de Energia - Copel unconsolidated condensed financial information presented above are as follows:

• Recoverable Taxes - As of December 31, 2012 and 2011, Companhia Paranaense de Energia – Copel recorded part of the tax credits referring to tax loss carryforwards, based on expectations of future taxable income for income tax and social contribution up to a period of 10 years.

• Related Parties: The Company has the following balances outstanding with related parties:

	12.31.2012	12.31.2011
Non-current assets
Copel Distribuição	919,234	839,458
Elejor	232,654	305,936
Total	1,151,888	1,145,394

• Investments - As of December 31, 2012 and 2011, investments in subsidiaries are comprised as follows:

	12.31.2012	12.31.2011
Copel Geração e Transmissão	6,216,442	5,739,789
Copel Distribuição	3,601,520	3,665,835
Dominó Holdings	379,669	345,953
Copel Telecomunicações	327,006	287,740
Other Investments	327,487	295,553
	10,852,124	10,334,870

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

• Dividends receivable - The dividends receivable are comprised as follows:

	12.31.2012	12.31.2011
Investees and subsidiaries
Copel Geração e Transmissão	635,489	600,659
Copel Distribuição	371,863	508,695
Copel Telecomunicações	7,982	20,649
Compagas	2,514	3,927
Dominó Holdings	17,987	14,184
Elejor	2,751	2,592
Centrais Eólicas do Paraná	-	-
Associated
Dona Francisca Energética	78	2,303
	1,038,664	1,153,009

• Provision for contingencies - Companhia Paranaense de Energia - Copel recorded reserves for risks mainly related to Cofins and PIS/PASEP. The provisions for risks are shown below:

	12.31.2012	12.31.2011
Regulatory	11,667	10,821
Civil	17,694	9,929
Tax Claim	272,934	274,605
	302,295	295,355

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

              In addition, Copel GeT has certain financing agreements with the Brazilian National Development Bank (“BNDES”) under which BNDES approval is required for Copel GeT to pay cash dividends exceeding 30% of its net profit. Since BNDES has always approved Copel GeT’s requests to pay cash dividends in excess of 30% of its net profit and this restriction has not affected Copel GeT’s ability to pay cash dividends or parent company’s ability to meet its cash obligations, management deemed it to be a perfunctory clause.

              As of December 31, 2012, total restricted subsidiaries net assets amount to R$10,558,415 composed as follows:

12.31.2012
Copel Geração e Transmissão S.A.	6,216,442
Copel Distribuição S.A.	3,601,520
UEG Araucária Ltda.	665,591
Centrais Elétricas Rio Jordão - Elejor	74,862
Total	10,558,415