Form 20-F
period 2013-12-31
ENERGY CO OF PARANA
filed 2014-04-30
CIK 1041792

As filed with the Securities and Exchange Commission on April 29, 2014

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2013:

145,031,080 Common Shares, without par value

381,702 Class A Preferred Shares, without par value

128,242,593 Class B Preferred Shares, without par value

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

Our consolidated financial statements as December 31, 2013 and 2012, of and for each of the three years ended December 31, 2013, have been audited, as stated in the report appearing herein, and are included in this annual report. We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

References in this annual report to the “Common Shares”, “Class A Shares” and “Class B Shares” are to our common shares, class A preferred shares and class B preferred shares, respectively. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one Class B Share. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary” that begins on page 101.

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

•         competition;

•         electricity shortages; and

•         other factors discussed below under “Item 3. Key Information―Risk Factors”

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

We have included information with respect to the dividends and interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2009 under “Item 8. Financial Information—Dividend Payments—Payment of Dividends”.

	As of and for the year ended December 31,
	2013	2012	2011	2010(1)	2009(1)
	(R$ million)
Statement of income data:
Operating revenues	9,180	8,493	7,776	6,901	6,250
Cost of sales and services provided	(7,038)	(6,540)	(5,457)	(4,976)	(4,629)
Gross profit	2,142	1,953	2,319	1,925	1,621
Operational expenses/income	(916)	(953)	(961)	(893)	(564)
Profit before financial results and taxes	1,266	1,000	1,358	1,032	1,057
Financial results	280	(27)	226	348	7
Profit before income tax and social contribution	1,506	973	1,584	1,380	1,064
Income tax and social contribution on profit	(405)	(246)	(407)	(370)	(252)
Net income for the year	1,101	727	1,177	1,010	812
Statement of financial position data:
Current assets	4,680	4,682	3,700	4,158	3,612
Recoverable rate deficit (CRC)(2)	1,381	1,384	1,346	1,341	1,255
Non-current assets	7,224	6,297	5,656	4,805	3,807
Property, plant and equipment, net	7,984	7,872	7,209	6,664	6,660
Total assets	23,111	21,209	18,837	17,859	16,313
Loans and financing and debentures (current)	1,015	274	116	704	136
Current liabilities	3,348	2,833	2,058	2,537	1,723
Loans and financing and debentures (non-current)	3,517	2,988	2,058	1,281	1,538
Non-current liabilities	6,835	6,014	4,701	4,027	4,065
Equity	12,929	12,362	12,078	11,296	10,524
Attributable to controlling shareholders	12,651	12,097	11,835	11,030	10,296
Attributable to non-controlling interest	277	265	243	266	228
Share capital	6,910	6,910	6,910	6,910	4,460

(1)      Data for 2010 and 2009 have not been restated in application of IAS 19 – Employee Benefits (as revised in 2011) and IFRS 11 – Joint Arrangements, described in note 3.1 to our financial statements. In particular, data for 2010 and 2009 reflect the results of the joint-venture Dominó Holdings S.A l through proportional consolidation in 2010 and 2009, as opposed to the equity method of accounting applicable in 2013, 2012 and 2011.

(2)     Amounts due from the State of Paraná that were included in current assets totaled R$85.5 million in 2013, R$75.9 million in 2012, R$65.9 million in 2011, R$58.8 million in 2010 and R$49.5 million in 2009. Amounts due from the State of Paraná that were included in long-term assets totaled R$1,295.1 million in 2013, R$1,308.4 million in 2012, R$1,280.6 million in 2011, R$1,282.4 million in 2010 and R$1,205 million in 2009. See Note 8 to our consolidated financial statements. This item includes both current and non-current CRC Account receivables.

	2013	2012	2011	2010	2009
	(R$ million)
Basic and diluted earnings per share:
Common Shares	3.74	2.44	4.04	3.45	2.76
Class A Preferred Shares	4.49	4.17	5.33	5.20	3.70
Class B Preferred Shares	4.12	2.69	4.44	3.79	3.04
Number of shares outstanding at year end (in thousands):
Common Shares	145,031	145,031	145,031	145,031	145,031
Class A Preferred Shares	381	381	384	390	395
Class B Preferred Shares	128,243	128,243	128,240	128,234	128,229
Total	273,655	273,655	273,655	273,655	273,655
Dividends per share at year end:
Common Shares	1.96	0.94	1.47	0.98	0.87
Class A Preferred Shares	2.53	2.53	2.53	2.53	1.63
Class B Preferred Shares	2.15	1.03	1.62	1.08	0.96

Exchange Rates

The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Exchange rate of Brazilian currency per US$1.00
Year	Low	High	Average(1)	Year-end
2009	1.7024	2.4218	1.9905	1.7412
2010	1.6554	1.8811	1.7589	1.6662
2011	1.5345	1.9016	1.6709	1.8758
2012	1.7024	2.1121	1.9588	2.0435
2013	1.9528	2.4457	2.1741	2.3426

Source: Central Bank.

(1)     Represents the average of the exchange rates on the last day of each month during the relevant period.

Month	Low	High
December 2013	2.3102	2.3817
January 2014	2.3335	2.4397
February 2014	2.3334	2.4238
March 2014	2.2603	2.3649
April 2014 (until April 15, 2014)	2.1974	2.2811

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

Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rates of inflation, measured in accordance with the variation of the Índice Geral de Preços - Disponibilidade Interna (“IGP-DI”) index, were 7.5%  for the three months ended March 31, 2014, 5.5% in 2013, 8.11% in 2012 and 5.0% in 2011. The Brazilian government has in the past taken measures to combat inflation, and public speculation about possible future government actions has had significant negative effects on the Brazilian economy. Although our concession contracts provide for annual readjustments based on inflation indexes, if Brazil experiences substantial inflation in the future, and the Brazilian government adopts inflation control policies similar to those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and could lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

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

Our distribution market for the majority of our sales of electricity is located in the State of Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná. We cannot assure you that economic conditions in Paraná will be favorable to us in the future. The GDP (gross domestic product) of the State of Paraná increased 5.0% in 2013, while Brazil’s GDP increased 2.3% during the same period.

We are involved in several lawsuits that could have a material adverse effect on our business if their outcome is unfavorable to us.

We are the defendant in several legal actions, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially affect our results of operations. At December 31, 2013 our provisions for probable and reasonably estimated losses were R$1,266.1 million. For additional information, see “Item 8. Financial Information—Legal Proceedings”.

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

Under the 2013 Concession Renewal Law, we may only renew our concessions that were in effect as of 1995 (and, in the case of generation facilities, generation concession contracts entered into prior to 2003) for an additional 30-year period (or an additional 20-year period in the case thermal plants), if we agree to amend the terms of the concession contract that is up for renewal to reflect certain new terms and conditions imposed by the 2013 Concession Renewal Law, which vary depending on whether the concession is for generation, transmission or distribution. If we do not agree to amend the concession contract to reflect these new conditions, the concession contract cannot be renewed and will be subject to a competitive bidding process upon its expiration, which we might not win. Up to now, we have decided not to renew our generation concession contracts that are set to expire by 2015 and are therefore subject to competitive bidding processes pursuant to the 2013 Concession Renewal Law, and we decided to renew pursuant to the 2013 Concession Renewal Law our one transmission concession contract that is set to expire by 2015. For distribution concessions, we are unsure of the conditions that the Ministry of Mines and Energy, or Ministério de Minas e Energia (“MME”), and the Brazilian Electricity Regulatory Agency, or the Agência Nacional de Energia Elétrica (“ANEEL”), will require in order to renew these concession contracts, and we cannot assure you that we will be able to renew our main distribution contract, which expires on July 7, 2015, on terms that are favorable to us. The request for extension of our main distribution concession was presented to ANEEL on May 31, 2012 and we confirmed our request for renewal as required under the 2013 Concession Renewal Law. Under our main distribution contract, ANEEL should have responded to our request by January 7, 2014, but the fact that we did not receive a response from ANEEL by this deadline does not itself impact our ability to renew this contract under the 2013 Concession Renewal Law. If we do not renew our main distribution concession or if it is renewed under less favorable conditions, our results of operations and financial condition could be materially adversely affected. For more information, see “Item 4. Information on the Company—Concessions”.

Our operating revenues could be adversely affected if ANEEL makes decisions relating to our tariffs that are unfavorable to us.

The tariffs that we charge for sales of electricity to captive customers are determined pursuant to a concession agreement with the Brazilian government through ANEEL. ANEEL has substantial discretion to establish the tariff rates we charge our customers, which are determined pursuant to a concession agreement with ANEEL and in accordance with ANEEL’s regulatory decision-making authority.

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

For example, the Brazilian government has taken action to reduce tariffs in recent years. In order to substantially reduce the price paid by Final Customers for electricity, the Brazilian government enacted the 2013 Concession Renewal Law, which significantly changed the conditions under which concessionaires are able to renew concession contracts. Under the 2013 Concession Renewal Law, most generation, transmission and distribution concessionaires may be renewed at the request of the concessionaire for an additional period of 30 years, but only if the concessionaire agrees to amend the terms of the concession contract to reflect certain new terms and conditions. See “Item 4. Information on the Company—Concessions”.

In addition to the 2013 Concession Renewal Law, in recent years ANEEL has significantly reduced our transmission tariffs. See “Item 4. “Transmission and Distribution—Tariffs”.

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

Certain customers in our distribution concession area may cease to purchase energy from our distribution business.

Our distribution business generates a large portion of its revenues by selling energy that it purchases from generation companies. Large electricity customers within the geographic area of our concession that meet certain regulatory requirements may qualify as Free Customers (“Free Customers”). A Free Customer in our distribution concession area is entitled to purchase energy directly from generation companies rather than through our distribution business, in which case that Free Customer would cease to pay our distribution business for that energy that we previously supplied. Therefore, if the number of Free Customers within the geographic area of our concession increases, the revenues and results of operations of our distribution business would be adversely affected.

We generate a portion of our operating revenues from Free Customers who may seek other energy suppliers upon the expiration of their contracts with us.

As of December 31, 2013, we had 27 Free Customers, representing approximately 7.1% of our consolidated operating revenues and approximately 15.1% of the total volume of electricity we sold to final customers. From January 1, 2014 until March 31, 2014, we reached agreements with 4 additional Free Customers. Our contracts with Free Customers are typically for periods ranging between two years and five years.

Approximately 0.5% of the megawatts sold under contracts to such customers are set to expire in 2014. In addition, as of December 31, 2013, we had 38 customers that were eligible to purchase energy as Free Customers. These customers represented approximately 2.2% of the total volume of electricity we sold in 2013, and approximately 4.7% of our operating revenues from energy sales for that year. There can be no assurance that Free Customers will enter into contracts or extend their current contracts to purchase energy from us.

Our operating results depend on prevailing hydrological conditions and the availability of natural gas. The impact of an electricity shortage and related electricity rationing, as in 2001 and 2002, may have a material adverse effect on our business and results of operations.

We are dependent on the prevailing hydrological conditions throughout Brazil, and in the geographic region in which we operate. According to data from ANEEL, approximately 64% of Brazil’s installed capacity currently comes from hydroelectric generation facilities. Our region, and Brazil in general, is subject to unpredictable hydrological conditions because of non-cyclical deviations in average rainfall. We are currently experiencing a period of low rainfall. The most recent previous period of low rainfall was in the years prior to 2001, when the Brazilian government instituted the Rationing Program (“Rationing Program”), a program to reduce electricity consumption that was in effect from June 1, 2001 to February 28, 2002. A recurrence of poor hydrological conditions, which could result in a low supply of electricity to the Brazilian market, could cause, among other things, the implementation of broad electricity conservation programs, including mandated reductions in electricity consumption. We cannot assure you that periods of severe or sustained below-average rainfall like the current one will not adversely affect our future financial results.

In addition, if a shortage of natural gas were to occur, this would increase the general demand for energy in the market and therefore increase the risk that a rationing program would be instated.

The regulatory framework under which we operate is subject to legal challenge.

The Brazilian government implemented fundamental changes in the regulation of the electric power industry under the 2004 legislation known as the New Industry Model Law (Lei do Novo Modelo do Setor Elétrico) and, recently, under the 2013 Concession Renewal Law. Challenges to the constitutionality of both laws are still pending before the Brazilian Supreme Court. If all or part of these laws were held to be unconstitutional, it would have uncertain consequences for the validity of existing regulation and the further development of the regulatory framework. The outcome of the legal proceedings is difficult to predict, but they could have an adverse impact on the entire energy sector, including our business and results of operations.

We may be forced to purchase energy in the spot market at higher prices if our forecasts for energy demand are not accurate, if there is a shortage of energy supply available in the regulated market, or if energy we contract is not delivered, and we may not be entitled to pass on any increased costs to our Final Customers in a timely manner, or at all.

Under the New Industry Model Law, electric energy distributors, including us, must contract to purchase, through public bids conducted by ANEEL, 100% of the forecasted electric energy demand for their respective distribution concession areas, up to five years prior to the actual delivery of electric energy. We cannot guarantee that our forecasts for energy demand in our distribution concession area will be accurate. If our forecasts fall short of actual electricity demand, or if we are unable to purchase energy through the regulated market due to lack of energy supply in the market, or if a generation company fails to deliver energy that was previously contracted, we may be forced to make up for the shortfall by entering into short-term agreements to purchase electricity in the spot market where we may pay significantly more for energy without being able to pass on these increased costs to our Final Customers. In addition, if we underestimate our distribution energy needs, we may be subject to penalties imposed by the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or “CCEE”). In addition, if our forecasts surpass actual demand by more than the allowed margin (105% of actual demand), we will not be able to pass on to our Final Customers the cost of the excess energy that we acquire.

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

Our concessions are for terms of 20 to 35 years and may be extended if certain conditions are met. In the event that we fail to comply with any term of our concessions or applicable law or regulation, ANEEL may impose penalties on us, which may include warnings, the imposition of potentially substantial fines (in some instances, up to 2% of our revenues in the fiscal year immediately preceding the assessment) and restrictions on our operations, among others. ANEEL may also terminate our concessions prior to the expiration of their terms if we fail to comply with their provisions or if ANEEL determines, through an expropriation proceeding, that terminating our concession would be in the public interest. If ANEEL terminates any of our concessions before its expiration, we would not be able to operate the segment(s) of our business that had been authorized by the concession. Furthermore, any compensation that we may receive from the federal government for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment. The early termination or non-renewal of any of our concessions or the imposition of severe fines or penalties by ANEEL could have a material adverse effect on our financial condition and results of operations. See “Item 4. Information on the Company—The Brazilian Power Industry—Concessions”.

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

In 2014, we plan to invest approximately R$1,308.7 million in our generation and transmission activities (including Baixo Iguaçu HPP and Colíder HPP), R$895.9 million in our distribution activities and R$80.0 million in our telecommunications activities. Our ability to complete this investment program depends on multiple factors, including our ability to charge sufficient fees for our services and a variety of regulatory and operational contingencies. There is no assurance that we will have the financial resources to complete our proposed investment program, and our inability to do so may adversely affect the operation and development of our business leading to the imposition of fines levied by ANEEL as well as reduction in tariff levels.

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

Brazilian law requires that parties obtain a certificate of registration from the Central Bank in order to be allowed to remit foreign currencies, including U.S. dollars, abroad. For the ADSs, the Brazilian custodian for the Class B Shares has obtained the necessary certificate from the Central Bank for the payment of dividends or other cash distributions relating to the preferred shares or upon the disposition of the preferred shares. If you exchange your ADSs for the underlying Class B Shares, however, you may only rely on the custodian’s certificate for five business days from the date of exchange. Thereafter, you must obtain your own certificate of registration or register in accordance with Central Bank and CVM rules in order to obtain and remit U.S. dollars abroad upon the disposition of the Class B Shares or distributions relating to the preferred shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the preferred shares. Pursuant to Central Bank rules, obtaining this registration requires exchange transactions, which are subject to taxes in Brazil. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes”.

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

At December 31, 2013, we generated electricity from nineteen (19) hydroelectric plants, one (1) wind plant and one (1) thermoelectric plant, for a total installed capacity of 4,756.1 MW, approximately 99.7% of which is derived from renewable sources. Including the installed capacity of generation companies in which we have an equity interest, our total installed capacity is 5,354.7 MW. Our electric power business is subject to comprehensive regulation by ANEEL.

We hold concessions to distribute electricity in 394 of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. At December 31, 2013, we owned and operated 2,173.5 km of transmission lines and 187,876.5 km of distribution lines, constituting one of the largest distribution networks in Brazil. Of the electricity volume we supplied to our Final Customers during 2013:

•         39.5% was to industrial customers;

•         25.6% to residential customers;

•         18.8% to commercial customers; and

•         16.1% to rural and other customers.

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

In 2013, the Company was restructured in order to enhance the efficiency of our corporate structure and reduce our operating costs. Copel has now five wholly-owned subsidiaries - Copel Geração e Transmissão, Copel Distribuição and Copel Telecomunicações, previously existing entities and “Copel Participações” and “Copel Renováveis”, which respective corporate purposes are (i) holding and management of our equity interest investments in special purpose entities (SPEs) operating in the energy, gas, telecommunications, sanitation and service sectors and (ii) to centralize company’s renewable energy generation projects.

The current organization of the group as of December 31, 2013 is as described below:

Business

In the past, our generation and distribution businesses were integrated, and we sold most of the electricity we generated to the customers of our distribution business. This changed as a result of the implementation of the New Industry Model Law, enacted in 2004. Today, open auctions on the regulated market are the primary channel by which our generation business sells energy, and they are one of the primary channels by which our distribution business purchases energy to resell to captive customers. Our generation business only sells energy to our distribution business through auctions in the regulated market. Our distribution business, like certain other Brazilian distribution companies, is also required to purchase energy from Itaipu Binacional (“Itaipu”), a hydroelectric facility equally owned by Brazil and Paraguay, in an amount determined by the Brazilian government based on our proportionate share in the Brazilian electricity market. Itaipu has an installed capacity of 14,000 MW. Pursuant to a 1973 treaty between Brazil and Paraguay, Brazilian companies purchase the substantial majority of the electricity generated by Itaipu. For more information, see “Item 4. Information on the Company—The Brazilian Power Industry”.

ORGANIZATION CHART - EQUITY OWNERSHIP
AS OF DECEMBER 31, 2013

ESTATE OF PARANÁ		BNDESPAR		FREE FLOAT		ELETROBRAS		OTHER

58.63%	Voting	26.41%	Voting	13.70%	Voting	1.06%	Voting	0.20%	Voting
31.08%	Total	23.96%	Total	44.18%	Total	0.56%	Total	0.22%	Total

				BM&FBOVESPA
				13.64%	Voting
				31.73%	Total

				NYSE
				0.06%	Voting
				12.43%	Total

				LATIBEX
				0.00%	Voting
				0.02%	Total

				COPEL

(1) COPEL DISTRIBUIÇÃO S.A.				(1) NOVA EUROS IV ENERGIAS RENOVÁVEIS S.A.		(2) ELEJOR - CENTRAIS ELÉTRICAS DO RIO JORDÃO S.A.		(2) COMPANHIA PARANAENSE DE GÁS - COMPAGAS

100.0%				100.0%		70.0%	Total	51.0%	Total

(1) COPEL TELECOMUNICAÇÕES S.A.				(1) NOVA ASA BRANCA I ENERGIAS RENOVÁVEIS S.A.		(4) CUTIA EMPREENDIMENTOS EÓLICOS SPE S.A. (b)		(3) CARBOCAMPEL S.A.

100.0%				100.0%		49.9%	Total	49.0%	Total

(1) COPEL PARTICIPAÇÕES S.A.				(1) NOVA ASA BRANCA II ENERGIAS RENOVÁVEIS S.A.		(3) COPEL AMEC S/C LTDA. (Em Liquidação)		(3) SERCOMTEL S.A. TELECOMUNICAÇÕES

100.0%				100.0%		48.0%	Total	45.0%	Total

(1) COPEL RENOVÁVEIS S.A.				(1) NOVA ASA BRANCA III ENERGIAS RENOVÁVEIS S.A.		(3) ESCOELECTRIC LTDA.		(3) FOZ DO CHOPIM ENERGÉTICA LTDA.

100.0%				100.0%		40.0%	Total	35.8%	Total

(1) COPEL GERAÇÃO E TRANSMISSÃO S.A.				(1) SANTA MARIA ENERGIAS RENOVÁVEIS S.A.		(3) DOIS SALTOS EMPREEND. DE GERAÇÃO ENERGIA ELÉTRICA LTDA.		(3) DONA FRANCISCA ENERGÉTICA S.A.

100.0%				100.0%		30.0%	Total	23.0%	Total

				(1) SANTA HELENA ENERGIAS RENOVÁVEIS S.A.		(2) UEG ARAUCÁRIA LTDA.		(4) DOMINÓ HOLDINGS S.A.
(4) MARUMBI TRANSMISSORA DE ENERGIA S.A.		(2) UEG ARAUCÁRIA LTDA.

				100.0%		20.0%	Total	45.0%	Total
80.0%	Total	60.0%	Total
				(1) VENTOS DE SANTO URIEL S.A.		(6) SÃO BENTO ENERGIA (c)		COMPANHIA DE SANEAMENTO DO PARANÁ - SANEPAR
(4) COSTA OESTE TRANSMISSORA DE ENERGIA S.A.		(5) CONSÓRCIO ENERGÉTICO CRUZEIRO DO SUL

				100.0%		100.0%	Total	30.1%	Total
51.0%	Total	51.0%	Total

(4) GUARACIABA TRANSMISSORA DE ENERGIA (TP SUL) S.A.		(4) MATRINCHÃ TRANSMISSORA DE ENERGIA (TP NORTE) S.A.

49.0%	Total	49.0%	Total

(4) INTEGRAÇÃO MARANHENSE TRANS. DE ENERGIA S.A.		(4) CAIUÁ TRANSMISSORA DE ENERGIA S.A.		(1) Wholly Owned Subsidiary
				(2) Subsidiaries with non-controlling interest.
				(3) Associates
49.0%	Total	49.0%	Total	(4) Joint ventures
				(5) Joint Operation
(5) CONSÓRCIO SÃO JERÔNIMO		(4) PARANAÍBA TRANSMISSORA DE ENERGIA S.A.		(6) Advance for future investment

41.2%	Total	24.5%	Total	Obs.: Copel also owns 0.82% of Total Capital Investco (HPP Lajeado).

(a)The participation in the consortium Baixo Iguaçu is subject to approval by ANEEL.

(b) The purchase agreement of Cutia Empreendimentos may be terminated if the unconditional approval of the stock purchase and sale and projects by the Brazilian Antitrust Authority - CADE is not obtained and seller is enforced to refund the capital injected, adjusted by IPCA (Extended Consumer Price Index) variation.

(c)The purchase agreement of São Bento Energia may be terminated if approvals by Aneel, Cade and Brazilian Development Bank - BNDES are not obtained and seller is enforced to refund the capital injected, adjusted by IPCA (Extended Consumer Price Index) variation.

(4) TRANSMISSORA SUL BRASILEIRA DE ENERGIA S.A.		(5) CONSÓRCIO TAPAJÓS

20.0%	Total	11.1%	Total

(5) CONSÓRCIO BAIXO IGUAÇU (a)

30.0%	Total

The following table sets forth the total electricity we generated and purchased in each of the last five years, by showing the total amount of electricity generated and purchased by Copel Geração e Transmissão and the total amount of electricity purchased by Copel Distribuição.

	Year ended December 31,
	2013	2012	2011	2010	2009
	(GWh)
Copel Geração e Transmissão
Electricity generated	24,420	18,181	25,789	24,321	18,321
Electricity purchased from others(1)	2,505	3,981	952	696	4,093
Total electricity generated and purchased by Copel Geração e Transmissão	26,925	22,162	26,741	25,017	22,414
Copel Distribuição
Electricity purchased from Itaipu(2)	5,193	5,256	5,278	5,306	5,379
Electricity purchased from Auction – CCEAR – affiliates	832	1,316	1,328	1,230	1,488
Electricity purchased from Auction – CCEAR – other	14,814	17,457	16,771	15,405	14,185
Electricity purchased from other(3)	6,054	3,267	3,105	3,090	2,901
Total electricity purchased by Copel Distribuição	26,893	27,296	26,482	25,031	23,953
Total electricity generated and purchased by Copel Geração e Transmissão and Copel Distribuição	53,818	49,458	53,223	50,048	46,367

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

	Year ended December 31,
	2013	2012	2011	2010	2009
	(GWh)
Copel Geração e Transmissão
Electricity delivered to Free Customers	4,082	1,404	919	1,054	1,044
Electricity delivered to bilateral agreements	5,233	1,367	1,051	1,455	1,051
Electricity delivered to Auction – CCEAR – affiliates	832	1,316	1,327	1,230	1,488
Electricity delivered to Auction – CCEAR – other	6,389	13,780	14,139	13,405	13,478
Electricity delivered to the Interconnected System(1)	9,793	3,856	8,625	7,233	4,874
Total electricity delivered by Copel Geração e Transmissão	26,329	21,723	26,061	24,377	21,935
Copel Distribuição
Electricity delivered to captive customers	22,926	23,248	22,454	21,304	20,242
Electricity delivered to distributors in the State of Paraná	620	635	600	568	524
Spot Market – CCEE	62	36	341	61	266
Total electricity delivered by Copel Distribuição	23,608	23,919	23,395	21,933	21,032
Subtotal	49,937	45,645	49,456	46,310	42,967
Losses by Copel Geração e Transmissão and Copel Distribuição	3,881	3,816	3,767	3,738	3,400
Total electricity delivered by Copel Geração e Transmissão and Copel Distribuição , including losses	53,818	49,458	53,223	50,048	46,367

 (1)     Includes capacity made available but not fully delivered.

Generation

Generation Facilities

At December 31, 2013, we operated nineteen hydroelectric plants, one wind plant and one thermoelectric plant, with a total installed capacity of 4,756.1 MW. If we include the installed capacity of the generation companies in which we have an equity interest, our total installed capacity is 5,354.7 MW. We produce electricity almost exclusively through our hydroelectric plants. Our assured energy totaled 2,069.4 average MW in 2013. Our generation varies year by year as a result of hydrological conditions and other factors. We generated 24,420.4 GWh in 2013, 18,180.9 GWh in 2012, 25,789 GWh in 2011, 24,321 GWh in 2010, and 18,321 GWh in 2009.

The generation of electrical energy at our power plants is supervised, coordinated and operated by our Generation Operation Center in the city of Curitiba. This operation center is responsible for coordinating the operations related to approximately 99.9% of our total installed capacity, including some of the plants in which we hold only partial ownership interests.

The following table sets forth certain information relating to our main plants in operation at December 31, 2013.

Type	Plant	Installed capacity	Assured energy (1)	Placed in service	Concession expires
		(MW)	(GWh/yr)
Hydroelectric	Foz do Areia	1,676	5,045.8	1980	2023
Hydroelectric	Segredo	1,260	5,282.3	1992	2029
Hydroelectric	Salto Caxias	1,240	5,299.8	1999	2030
Hydroelectric	Capivari Cachoeira	260	954.8	1970	2015
Hydroelectric	Mauá	185(2)	883.3	2012	2042

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

Governador Pedro Viriato Parigot de Souza (“Capivari Cachoeira” Plant). The Capivari Cachoeira Hydroelectric Plant is the largest underground hydroelectric plant in Brazil. The reservoir is located on the Capivari River, approximately 50 kilometers north of the city of Curitiba, and the power station is located on the Cachoeira River, approximately 15 kilometers from the reservoir.

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

The following table sets forth information regarding the generation plants in which we had a partial ownership interest as of December 31, 2013:

Type	Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession expires
		(MW)	(GWh/yr)		(%)
Thermal	Araucária	484.1	3,419.0 (1)	September 2006	80.0	2029
Hydroelectric	Elejor Facility (Santa Clara and Fundão)	246.4	1,229.0	July 2005 June 2006	70.0	2036
Hydroelectric	Dona Francisca	125.0	683.3	February 2001	23.0	2033
Hydroelectric	Foz do Chopim	29.1	188.0	October 2001	35.8	2030
Hydroelectric	Lajeado (Investco S.A)	902.5	4,613.0	December 2001	0.8	2032

(1)     The assured energy of thermal plants such as Araucária varies depending on the price of natural gas, according to criteria established by the MME.

Araucária. We have an 80.0% interest in UEG Araucária Ltda., which owns the Araucária Thermoelectric Plant. In December 2006, UEG Araucária Ltda. entered into a lease agreement under which it leased the plant to Petróleo Brasileiro S.A. - Petrobras, and Petrobras entered into an operation and maintenance agreement with our subsidiary Copel Geração e Transmissão under which Copel Geração e Transmissão agreed to operate and maintain the plant. Both agreements expired on January 31, 2014. Therefore, as of February 1, 2014, UEG Araucária Ltda. is responsible for selling the energy produced by the Araucária Thermoelectric Plant. This energy is not sold in long-term contracts, but rather is distributed in the spot market as directed by the ONS.

Elejor Facility. The Elejor Facility consists of the Santa Clara and Fundão Hydroelectric Plants, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.4 MW, which includes two smaller hydroelectric generation units installed in the same location. Centrais Elétricas do Rio Jordão S.A. (“Elejor”) signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. As of December 31, 2013, we own 70.0% of the common shares of Elejor, and Paineira Participações owns the remaining 30.0%.

Elejor is required to make monthly payments to the federal government for the use of hydroelectric resources, with total annual payments of R$19.0 million. This amount is adjusted on an annual basis by the Brazilian General Market Price Index, Índice Geral de Preços do Mercado (“IGP-M Index”). In 2013, the aggregate amount of concession payments paid by Elejor to the federal government was R$47.8 million.

We have a power purchase agreement with Elejor that provides that we will purchase all of the energy produced by the Santa Clara and Fundão facilities at a set rate until 2019, to be adjusted annually in accordance with the IGP-M Index. In 2013, Elejor’s net revenues and net profits were R$217.4 million and R$41.9 million, respectively, while in 2012 its net revenues and net profits were R$211.7 million and R$33.3 million, respectively.

Dona Francisca. We own 23.03% of the common shares of Dona Francisca Energética S.A. (“DFESA”). The other shareholders are Gerdau S.A. with a 51.82% interest, Celesc S.A. with a 23.03% interest and Desenvix S.A. with a 2.12% interest. DFESA Hydroelectric Power Plant is located on the Jacuí River in the State of Rio Grande do Sul. The plant began full operations in 2001. As of December 31, 2013, DFESA had loans and financing in the total amount of R$14.8 million. The debt is secured by a pledge of shares of DFESA. We have a power purchase agreement with DFESA, valued at R$72.0 million annually, which will expire in March 2015 and which obligates Copel Geração e Transmissão to purchase 100% of its assured energy. In 2013, DFESA’s net revenues and net profits were R$104.4 million and R$39.0 million, respectively, while in 2012 its net revenues and net profits were R$94.0 million and R$35.4 million, respectively.

Foz do Chopim. The Foz do Chopim Hydroelectric Plant is located on the Chopim River in the State of Paraná. We own 35.77% of the common shares of Foz do Chopim Energética Ltda., the entity that owns the Foz do Chopim Hydroelectric Plant. Silea Participações Ltda. owns the remaining 64.23%. The operation and maintenance of Foz do Chopim Hydroelectric Plant is performed by Copel Geração e Transmissão S.A. Energy supply agreements were executed at an average tariff of R$202.56/MWh. Foz do Chopim Energética Ltda. also has the authorization to operate Bela Vista SHP, a hydroelectric power plant which is located in the same river and has similar capacity. The process for obtaining the necessary environmental license is ongoing. In 2013, Foz do Chopim’s net revenues and net profits were R$38.8million and R$28.8 million, respectively, while in 2012 its net revenues and net profits were R$37.5 million and R$26.4 million, respectively.

Expansion of Generating Capacity

We expect to spend R$1,191.3 million in 2014 to expand our generation capacity, including participation in new businesses, of which R$199.3 million will be invested in wind power plants, R$409.8 million will be invested in the Colíder Hydroelectric Power Plant and R$316.0 million will be invested in the Baixo Iguaçu Hydroelectric Power Plant. The remaining amount will be spent on equipment maintenance, the modernization of the Foz de Areia Hydroelectric power plant, among other projects.

As described below, in 2013 we acquired seven wind parks, and executed an acquisition agreement for the 50.1% controlling interest that we did not already own of four other wind parks. We spent an aggregate amount of R$395.5 million in these acquisitions.

We have interests in several generation projects. The following table sets forth information regarding our planned major generation projects and recent acquisitions of generation facilities.

Facility	Installed capacity	Estimated assured energy (1)	Budgeted completion cost	Beginning of operation (expected)	Our ownership	Status
	(MW)	(GWh/year)	(R$ million)		(%)
São Jerônimo HPP	331.0	1,560	1,131	To be determined	41.2	Concession granted
Colíder HPP	300.0	1,573	1,570	2014	100.0	Concession granted
Baixo Iguaçu HPP	350.2	1,514	1,600	2016	30.0(3)	Concession granted
Wind Farms	277.6	1,213	1,680(2)	-	100.0(3)	Concession granted

(1)     Values used to determine volumes committed for sale.

(2)     Includes São Bento Energia.

(3)     The closing of (i) the acquisition of 50.1% of São Bento’s equity interest and (ii) Baixo Iguaçu’s 30% equity interest acquisition are pending regulatory and creditor approval.

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

Colíder. In July 2010, we won an ANEEL auction for a 35-year concession to construct and operate the Colíder Hydroelectric Power Plant on the Teles Pires River in the State of Mato Grosso. The Colíder facility will have an installed capacity of 300.0 MW and will be located in the municipalities of Nova Canaã do Norte, Colíder, Itaúba and Cláudia. Construction began in 2011. Until December 2013 69% of the construction works were completed. The commercial generation is scheduled to begin in June 2015. From the facility’s assured energy of 179.6 average MW, 125.0 average MW are committed under a 30-year contract to distributors at a price of R$103.40/MWh, as of July 1, 2010 (adjusted annually in accordance with the IPCA inflation index), with supply starting in January 2015. The remaining 54.6 average MW power not sold under this contract has yet to be contracted for and is still available for sale to large customers in the free market.

Baixo Iguaçu. In June 2013, we acquired a 30% equity interest in the Baixo Iguaçu HPP through a consortium, with no premium payment. Baixo Iguaçu is the last energy project planned for the main river in the state of Paraná (Rio Iguaçu) and will be located around 30 km downstream from Governador José Richa HPP - the Salto Caxias Hydroelectric Power Plant, which is 100% owned by Copel. The Baixo Iguaçu facility will have an installed capacity of 350.2 MW and will be located in the municipalities of Capanema, Capitão Leonidas Marques, Planalto, Realeza and Nova Prata do Iguaçu. Construction began in 2013. The commercial generation is scheduled to begin in 2016. From the facility’s assured energy of 172.8 average MW, 120.96 average MW are committed under a 30-year contract to distributors at a price of R$98.98/MWh, as of July 1, 2008 (adjusted annually in accordance with the IPCA inflation index), with supply starting in April 2016. The remaining 51.84 average MW power not sold under this contract has yet to be contracted for and is still available for sale to large customers in the free market.

Wind Farms. In August 2013, we acquired 100% of the generation assets of Salus Fundos de Investimento em Participações, a company that owned seven wind farm special purposes entities (Asa Branca I, Asa Branca II, Asa Branca III, Eurus IV, Santa Helena, Santa Maria e Santo Uriel) located in the State of Rio Grande do Norte, with total installed capacity of 183.6 MW. An average of 52.2 MW (from WPPs Asa Branca I, Asa Branca II, Asa Branca III and Eurus IV), was committed under contract to electric power distributors in the alternative energy auction in August 2010, at a weighted average price of R$135.40/ MWh (adjusted annually by IPCA inflation index). An average of 40.7 MW (from WPPs Santa Helena, Santa Maria and Santo Uriel), was committed under contract in the reserve energy auction in August 2011, at a weighted average price of R$101.98/ MW/h (annually adjusted by the IPCA inflation index). The energy to be generated was sold through 20-year term contracts, with payments beginning in July 2014 (Santa Helena and Santa Maria) and March 2015 (Asa Branca I, Asa Branca II, Asa Branca III, Santo Uriel and Nova Eurus IV).

São Bento Energia. In 2011, we acquired 49.9% of São Bento Energia Investimentos e Participações, which owns four wind parks (GE Olho d´Água, GE Boa Vista, GE Farol e GE São Bento do Norte) located in the State of Rio Grande do Norte, with total installed capacity of 94 MW. In 2013, we executed an acquisition agreement for the remaining 50.1% The closing of this acquisition is pending regulatory and creditor approval. In August 2010, an average of 43.7 MWs of energy generated at a weighted average price of R$134.4/MWh (annually adjusted by IPCA index) was sold to fifteen distribution concessionaires in ANEEL public auctions. The energy to be generated by these wind farms was sold through 20-year term contracts. Although these wind farms have not yet begun producing energy due to lack of transmission lines, since they are ready for generation in line with ANEEL certification, we started receiving payment pursuant to these contracts in September 2013.

Proposed Projects

We are involved in various initiatives to study the technical, economic and environmental feasibility of certain hydroelectric generation projects. These proposed generation projects would have a total of 928.6 MW of installed capacity. The following table sets forth information regarding our proposed generation projects.

Hydroelectric Project	Estimated Installed Capacity	Estimated Assured Energy	Our ownership
	(MW)	(GWh/yr)	(%)
SHP BelaVista	29.0	157.4	36
SHP Dois Saltos	25.0	119.1	30
SHP Pinhalzinho	10.9	52.1	30
SHP Burro Branco	10.0	45.1	30
SHP Foz do Turvo	8.8	41.2	30
SHP Foz do Curucaca	29.5	142.2	15
SHP Salto Alemã	29.0	139.7	15
SHP São Luiz	26.0	125.3	15
SHP Alto Chopim	20.3	98.0	15
SHP Rancho Grande	17.7	85.3	15
WPP Cutia Empreendimentos Eólicos	137.4	718.3	100
WPP Projects in Development	411.0	2,305.5	100
TPP Norte Pioneiro	144.0	1,051.2	100

In 2014, we plan to bid for concessions to construct and operate new hydroelectric power plants in power auctions in the regulated market for new generation projects. We are studying the feasibility of our participation in the hydroelectric projects planned to be listed in the A-5 Auctions of 2014. We will also conduct studies of new hydroelectric power plants.

In addition, we are also conducting studies related to future government auctions for wind farms, small hydroelectric plants and thermoelectric power plants in which we may eventually participate.

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

The following table sets forth certain information concerning our transmission and distribution systems at the dates presented.

At December 31,
	2013	2012	2011	2010	2009
Transmission lines (km):
230 kV and 500 kV	2,160.9	2,010.7	2,016.3	1,900.4	1,929.4
138 kV	7.2	7.2	7.2	7.2	7.2
69 kV(1)	5.4	5.4	5.4	5.4	5.4
Distribution lines (km):
230 kV	63.3	68.3	66.1	66.1	66.1
138 kV	5,054.7	4,880.1	4,705.3	4,586.3	4,578.8
69 kV	932.5	968.5	1,003.5	981.5	967.2
34.5 kV	81,546.1	81,253.3	80,662.2	79,496.2	78,357.4
13.8 kV	100,279.8	99,195.1	97,981.0	96,863.6	95,381.6
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV)(2)	20,576.5	19,454.8	19,415.3	18,398.6	18,112.8
Generation (step up) substations	5,006.8	5,006.8	5,006.8	5,006.8	5,004.1
Distribution substations (34.5 kV)	1,480.2	1,504.8	1,539.6	1,533.7	1,507.6
Distribution transformers	10,882.2	10,325.3	9,961.6	9,312.4	8,934.7
Total energy losses	7.2%	7.7%	7.1%	7.5%	7.3%

 (1)     As approved by ANEEL in 2008, these 69 kV transmission lines held by Copel Distribuição were transferred to Copel Geração e  Transmissão, since they were part of our transmission business segment.

 (2)     This figure includes transformers with primary tensions of 69 kV and 138 kV which belong to Copel Distribuição but are implemented in 230 kV and 525 kV substations, which belong to Copel Geração e Transmissão.

Transmission

Our transmission system consists of all our assets of 230 kV and greater and a small portion of our 69 kV and 138 kV assets, which are used to transmit the electricity we generate and the energy we receive from other sources. In addition to using our transmission lines to provide energy to customers in the State of Paraná, we also transmit energy through the Interconnected Transmission System. Two companies owned by the federal government, Eletrosul and Furnas Centrais Elétricas S.A. (“Furnas”), also maintain significant transmission systems in the State of Paraná. Furnas is responsible for the transmission of electricity from Itaipu, while Eletrosul’s transmission system links the states in the south of Brazil. Copel, like all other companies that own transmission facilities, is required to allow other parties access to its transmission facilities in exchange for a compensation at a level set by ANEEL.

The construction of new transmission facilities of 230 kV and higher must be awarded in a bidding process or otherwise authorized by ANEEL. We are permitted by ANEEL to make minor improvements to some of the existing 230 kV and 500 kV facilities.

In June 2010, Copel won a public auction for the construction and operation of two facilities, both located in the State of São Paulo. The first concession is a 356 km transmission line of 500 kV and the second is a 230 kV substation. We expect to complete the construction work of these facilities by December 2014.

In September 2011, SPC Costa Oeste, a strategic agreement between Copel (51%) and Eletrosul (49%), won an ANEEL public auction for the construction and operation of the 143 km Cascavel Oeste - Umuarama transmission line (230 kV) and the Umuarama substation (230/138 kV), both located in the State of Paraná. Construction is on schedule and the transmission line should come into operation in May 2014.

In December 2011, SPC Transmissora Sul Brasileira, a strategic agreement between Copel (20%) and Eletrosul (80%) won an ANEEL public auction for the construction and operation of 798 km of transmission lines in the States of Rio Grande do Sul, Santa Catarina e Paraná, and one substation in the State of Rio Grande do Sul. The signing of the concession agreement was in May 2012 and the start of operation is scheduled for May 2014.

In the same ANEEL public auction, SPC Caiuá Transmissora, a strategic agreement between Copel (49%) and Elecnor (51%) won the right to construct and operate 136 km of transmission lines and two substations in the State of Paraná, and SPC Integração Maranhense Transmissora, a strategic agreement between Copel (49%) and Elecnor (51%), won the right to build and operate a 365 km transmission line in the State of Maranhão. We expect to complete the construction work of these facilities by May 2014.

Additionally, SPC Marumbi Transmissora, a strategic agreement between Copel (80%) and Eletrosul (20%) won an ANEEL auction for the construction and operation of 28 km of transmission lines and one substation in the State of Paraná. The start of operation of these assets is scheduled for December 2014.

In March 2012, Copel (49%), together with State Grid Brazil Holding (51%), through the SPC Matrinchã Transmissora and Guaraciaba Transmissora, won an ANEEL public auction for the construction and operation of 1,605 km of new transmission lines and four new substations that will transmit energy produced by five new hydroelectric plants that are planned to be constructed in Teles Pires River, in the North of Mato Grosso State, to the Southeast region of Brazil. These lines and substations are schedule to enter into operation in May 2015.

In June 2012, Copel won a public auction for the construction and operation of 98km of transmission lines. The concession won by Copel is for the construction of 230kV transmission lines that will link substations Londrina and Figueira, located in northern Paraná (88km) and Foz do Chopim and Salto Osório power plants, both located in southwest Paraná (10 km). Construction of these lines began in 2013 and they are scheduled to become operational in September 2014.

In December 2012, a strategic agreement between Copel (24.5%), Furnas (24.5%) and State Grid Brazil Holding (51%), SPC Paranaíba Transmissora, won a public auction for the construction and operation of 967 km of transmission lines in the States of Goiás, Minas Gerais and Bahia. In the same public auction, Copel won the right to construct and operate 37 km of transmission lines in the State of São Paulo, between the municipalities of Assis and Paraguaçu Paulista. The concession agreement was signed in May 2013, and these transmission lines are schedule to become operational May 2016.

In November 2013, Copel won a ANEEL public auction for the construction and operation of 33 km of transmission lines and one substation in the State of Paraná. In the same auction, SPC Mata de Santa Genebra Transmissora, a strategic agreement between Copel (50.1%) and Furnas (49.9%), won the right to build and operate 847 km of transmission lines and three substations in the States of Paraná and São Paulo.

Distribution

Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 138 kV and a small portion of our 230 kV assets. Higher voltage electricity is supplied to bigger industrial and commercial customers and lower voltage electricity is supplied to residential, small industrial, commercial customers and other customers. At December 31, 2013, we provided electricity in a geographic area encompassing approximately 98% of the State of Paraná and served 4.2 million customers.

Our distribution network includes 187,876.5 km of distribution lines, 388,883 distribution transformers and 231 distribution substations of 34.5 kV, 36 substations of 69 kV and 94 substations of 138 kV. During 2013, 143,923 new customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas where there is a large concentration of trees in the vicinity of the distribution grid.

We have 22 customers that are directly supplied with energy at a high voltage (69 kV and above) through connections to our distribution lines. These customers accounted for approximately 2.7% of the total volume of electricity sold by Copel Distribuição or 1.3% of our total volume of electricity sold in 2013.

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

Our energy losses totaled 12.2% of our available energy in 2013 and include losses from the basic transmission grid and Itaipu.

Information regarding the duration and frequency of outages for our customers is set forth in the following chart for the years indicated.

	Year ended December 31,
Quality of supply indicator	2013	2012	2011	2010	2009
DEC – Duration of outages per customer per year (in hours)	11h37min	10h15min	10h38min	11h28min	12h55min
FEC – Frequency of outages per customer per year (number of outages)	8.06	7.84	8.26	9.46	11.04

We outperformed the quality target indicators established by ANEEL for 2013, which penalize power outages (i) in excess of an average number of hours per customer and (ii) in excess of an average frequency of outages, in each case calculated on an annual basis. These limits vary depending on the geographic region, and the average limit established by ANEEL for our distribution company was 12h14min of outages per customer per year, and a total of 10.02 outages per customer per year. Failure to comply with these predetermined standards with a final customer results in a reduction of the amount we can charge such final customers in future periods.

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

Source	2013	2012	2011
Itaipu
Volume (GWh)	5,193	5,256	5,278
Cost (R$ millions)	610.4	503.3	459.6
Average tariff (R$/MWh)	117.5	95.8	87.1
Angra (1)
Volume (GWh)	1,050	-	-
Cost (R$ millions)	142.5	-	-
Average tariff (R$/MWh)	135.67	-	-
CCGF
Volume (GWh)	1,272
Cost (R$ millions)	40.8	-	-
Average tariff (R$/MWh)	32.04	-
Auctions in the regulated market
Volume (GWh)	15,645	19,003	18,344
Cost (R$ millions) (2)	2,305.8	1,927.9	1,585.9
Average tariff (R$/MWh)	147.4	101.5	86.45

(1)     Prior to 2013, purchases from Angra were made through auctions in the regulated market.

(2)     These numbers do not include short-term energy purchased through the Electric Energy Trading Chamber ‒ CCEE.

Itaipu

We purchased 5,193 GWh of electricity from Itaipu in 2013, which constituted 9.6% of our total available electricity in 2013 and 19.3% of Copel Distribuição’s total available electricity in 2013. Our purchases represented approximately 7.8% of Itaipu’s total production. Distribution companies operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars, and have been set for 2014 at US$26.05 per kW per month.

In 2013, we paid an average tariff of R$117.5 per MWh for energy from Itaipu, compared to R$95.8 per MWh during 2012. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

ANGRA

Because Eletronuclear renewed the generation concession of Angra under the 2013 Concession Law, the energy generated by Angra is no longer sold in auctions in the regulated market. Rather, under the 2013 Concession Law, this energy is sold to distributors in accordance with the quota system established by that law, such that Copel Distribuição was obligated to purchase 1,050 GWh from Angra in 2013.

 Assured Power Quota Contract – CCGF

Under the 2013 Concession Law, certain generation concessionaires renewed their concession contracts, and therefore these concessionaires no longer sell the energy produced by these generation facilities in auctions in the regulated market. Rather, this energy is sold to distribution companies in accordance with the quota system established by the 2013 Concession Law. For more information, see “item 4. The Brazilian Electric Power Industry”. Copel Distribuição is obligated to purchase energy from these generation concessionaires that have renewed generation concessions under this quota system. As a result, Copel Distribução was obligated to purchase 1,272 GWh in CCGF contracts in 2013.

Auctions in the Regulated Market

In 2013, we purchased 15,646 GWh of electricity through auctions in the regulated market. This energy represents 61.1% of the total electricity we purchased. For more information on the regulated market and the free market, see “The Brazilian Power Industry—The New Industry Model Law”.

Sales to Final Customers

During 2013, we supplied approximately 97% of the energy distributed directly to captive customers in the State of Paraná. Our concession area includes 4.2 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, located south of the State of Paraná. We also sold energy to a total of twenty-seven(27) Free Customers, four (4) of which were located outside of our concession area. During 2013, the total power consumption of our captive customers and Free Customers was 27,008 GWh, a 9.6% increase as compared to 24,652 GWh during 2012. The following table sets forth information regarding our volumes of energy sold to different categories of purchasers for the periods indicated.

Year ended December 31,
Categories of purchaser	2013	2012	2011	2010	2009
	(GWh)
Industrial customers	10,675	8,799	8,377	8,146	7,748
Residential	6,888	6,559	6,224	5,925	5,664
Commercial	5,086	5,058	4,778	4,466	4,200
Rural	2,081	2,025	1,872	1,774	1,680
Other(1)	2,279	2,211	2,122	2,048	1,994
Total(2)	27,008	24,652	23,373	22,359	21,286

(1)     Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.

(2)     Total GWh does not include our energy losses.

The following table sets forth the number of our Final Customers in each category at December 31, 2013.

Category	Number of Final Customers
Industrial	93,517
Residential	3,320,098
Commercial	338,503
Rural	372,835
Other(1)	56,567
Total	4,181,520

 (1)     Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.

Industrial and commercial customers accounted for approximately 31% and 21%, respectively, of our total revenues from energy sales during 2013. In 2013, 35% of our total revenues from energy sales were from sales to residential customers.

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

ANEEL restates our tariffs annually, generally in June. For more information about the distribution tariff adjustments that have been made by ANEEL in recent years, see “Item 5. Operating and Financial Review and Prospects—Overview—Rates and Prices”.

The following table sets forth the average tariffs for each category of Final Customer in effect in 2013, 2012 and 2011.

Tariffs	2013	2012	2011
	(R$/MWh)
Industrial	202.68	220.00	219.71
Residential	257.92	293.62	296.51
Commercial	234.05	265.67	267.77
Rural	157.28	178.04	177.98
Other customers	180.89	206.89	205.29
All Final Customers	219.94	245.80	246.79

Low Income Residential Customers. Under Brazilian law, we are required to provide discounted rates to certain low income residential customers (“Low Income Residential Customers”). In 2013, we served about 390,000 low income residential customers. For servicing these customers, in 2013 we received a R$55.4 million grant, which was approved by ANEEL, from the Brazilian Federal Government.

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

Under our main transmission concession, which involves our main transmission facilities and accounted for 83.4% of our gross transmission revenues in 2013, 10% of the transmission revenues are updated on an annual basis by the IGP-M and the other 90% are subject to the tariff review process.

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

By late 2012, Copel decided to anticipate the extension of its main transmission concession agreement (corresponding to 86% of the Company’s transmission lines in operation) that would expire in 2015, pursuant to the new rules of the 2013 Concession Renewal Law. On December 2012, Copel executed the Third Addendum to the Concession Agreement 060/2001, extending this transmission concession agreement until December 31, 2042. In order to adjust these assets’ annual permitted revenue to the new rules of 2013 Concession Law, ANEEL reduced the transmission tariffs we charged by 38.0%.

In addition, we have three concession agreements for transmission lines and substations in operation, which correspond to an aggregate of 16.6% of our transmission revenues. The amount of revenues we are entitled to receive pursuant to one of these contracts is updated on an annual basis by the IGP-M and is not subject to the tariff review process. However, this amount will be reduced by 50% from the 16th year forward, as of 2016. The other two agreements revenues are subject to the tariff review process and adjustments by the IPCA.

In 2013, our main transmission concession agreement was adjusted by the IPCA, and improvements to the system were approved by ANEEL (increase of 8.9%). Out of the other three transmission concession agreements, one was adjusted by the IPCA (increase of 6.5%), another by the IGP-M (increase of 6.2%), and the last one had a first tariff review (decrease of 8.9%).As a result, the annual permitted revenues for the 2013/2014 cycle for our transmission assets reflects an 8.4% net increase over our annual permitted revenues following the renewal of our main transmission concession in 2012.

Other Businesses

Telecommunications

Copel Telecomunicações S.A. Pursuant to an authorization from the Brazilian National Telecommunication Agency, Agência Nacional de Telecomunicações (“ANATEL”), we provide corporate telecommunication services within the State of Paraná and international long-distance services. We have been offering these services since August 1998 through the use of our fiber optics network (totaling 24.8 thousand km of fiber optic cables by the end of 2013). In 2013, we served the 399 municipalities in the State of Paraná and two additional municipalities in the State of Santa Catarina. In addition to our commercial services, we have also been involved in an educational project aimed at providing public elementary and middle schools in the State of Paraná with broadband internet access.

We provide services to most of the major Brazilian telecommunication companies that operate in the State of Paraná. In total, we have 8,270 clients (3,238 corporate clients which include supermarket, universities, banks, internet service providers and television network and 5,032 retail clients). We also provide a number of different telecommunication services to our subsidiaries.

Sercomtel. We own 45.0% of the stock of Sercomtel Telecomunicações S.A. (“Sercomtel”). Sercomtel holds concessions to provide fixed and mobile telephone services in the municipalities of Londrina and Tamarana in the State of Paraná and has obtained ANATEL’s authorization to provide telephone services to all other cities in the State of Paraná. Currently, Sercomtel operates under an authorization regime in the cities of Cambé, Ibiporã and Arapongas. The city of Rolândia has been serviced since April 2009, and the cities of Apucarana and Maringá have been served since November 2008 and May 2010, respectively. Through an alliance with us, in force since March, 2012 Sercomtel has been providing telephone services to other cities within the State of Paraná, including Curitiba. Sercomtel has concessions from ANATEL to provide cable television in São José in the State of Santa Catarina and Osasco in the State of São Paulo and radio-wave television transmission in Maringá in the State of Paraná.

As of December 31, 2013, Sercomtel, in its concessions area for fixed telephone services, had a total of 247,687 telephone lines installed, of which 195,148 were in operation. As of December 31, 2013, Sercomtel had an installed capacity of 104,804 terminals in its Global System for Mobil Communications GSM system, of which 62,120 were in operation. In December 2009, Sercomtel started providing 3G services with a capacity of 20,000 lines, of which 13,371 are currently installed. Sercomtel 2013 net revenues were R$135 million, with net loss of R$60.5 million. As of December 31, 2013, we do not had investment in Sercomtel.

Water and Sewage

In January 2008, Copel bought the 30% stake in Dominó Holdings S.A. (“Dominó Holdings”) held by Sanedo Ltda., a wholly-owned subsidiary of Grupo Veola, for R$110.2 million. We now own 45.0% of the total outstanding share capital of Dominó Holdings, which in turn owns 39.7% of the voting stock or 34.7% of the total capital of Companhia de Saneamento do Paraná –  Sanepar (“Sanepar”), a public utility company that provides 345 urban and rural municipalities and approximately 10.2 million people in the State of Paraná with water distribution services and 6.3 million with sewage services. The State of Paraná owns 60.0% of the outstanding voting capital of Sanepar. Dominó Holdings’ net income in 2013 was R$220.4 million. The other shareholders of Dominó Holdings are Andrade Gutierrez Concessões S.A. and Daleth Participações S.A., each with 27.5%.

Gas

Gas Distribution

We are engaged in the distribution of natural gas through Companhia Paranaense de Gás (“Compagas”), the company that holds the exclusive rights to supply piped gas in the State of Paraná. Compagas operates the gas distribution network in the State of Paraná, which covered 646 kilometers in 2013, an increase from 602 kilometers covered in 2012. In 2013, Compagas’s net revenues were R$423.0 million, an increase of 17.8%, compared to 2012, and its net income was R$18.5 million, a decrease of 11.1% compared to 2012. Compagas’s customers include thermoelectric plants, cogeneration plants, gas stations, other businesses and residences. Compagas is focusing its business strategy on increasing the volume of gas it distributes to customers by marketing the benefits of substituting gas for oil and other fuels as a means of achieving greater energy efficiency. Compagas’ customer base increased 28.1%, to 21,018 in 2013 from 16,405 in 2012.

Compagas recorded an increase of 2.0% in the average daily volume of natural gas distributed to final customers, to 1,042,124 cubic meters per day in 2013 from 1,021,690 cubic meters per day in 2012. In addition, Compagas makes available its distribution network to transport natural gas to UEG Araucária. In 2013, Petrobras S.A. delivered 477.6 million cubic meters of gas to UEG Araucária, compared to 439.7 million cubic meters in 2012.

As of December 31, 2013, we owned 51.0% of the capital stock of Compagas and accounted for this interest through consolidation, since we control this company. The minority shareholders of Compagas are Petrobras and Mitsui Gás, each of which owns 24.5% of the capital stock of Compagas.

Gas Exploration

On November 28, 2013, the National Petroleum, Natural Gas and Biofuels Agency announced that the consortium composed of Copel (30%), Tucumann Engenharia (10%), Bayar Participações (30%) and Petra Energia (30%) won the right to explore, develop and produce natural gas in four blocks located in the central-south region of the State of Paraná (Paraná Basin), an area of 11,297 km², equivalent to 7% of the total auctioned area. The consortium offered a signing bonus of R$12.5 million for these four blocks and a minimum exploratory program, which envisages investments of R$78.1 million. This concession has a term of four years from the execution of the agreement and may be extended for 2 years, totalling six years. The operator of the consortium will be Petra Energia. The acquisition of these blocks are in accordance with Copel’s strategies, and allows the access to gas production, which may be used in thermal generation plants to be constructed alongside the gas wells.

Services

We own 40.0% of the share capital of Escoelectric Ltda. (“ESCO”), a company that assists customers with their electricity needs through the provision of consulting services, planning and project implementation, automation services, operation, maintenance, training and technical assistance. The Instituto de Tecnologia para o Desenvolvimento – LACTEC owns the remaining 60.0% of the share capital. ESCO also markets products and services aimed at obtaining greater energy efficiency and energy conservation. During 2013, ESCO recorded a net loss of R$0.1 million. All operations of this company were discontinued in 2008, and we plan to liquidate ESCO in the coming years.

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

On September 11, 2012, the Brazilian government enacted a law (“2013 Concession Renewal Law” which had been preceded by a provisional measure (medida provisória)), which significantly changed the conditions under which concessionaires are able to renew concession contracts. Under the 2013 Concession Renewal Law, generation, transmission and distribution concessionaires may renew the concessions that were in effect as of 1995 (and, in the case of generation facilities, generation concession contracts entered into prior to 2003) for an additional period of 30 years (or an additional 20-year period in the case thermal plants), provided that the concessionaire agrees to amend the concession contract to reflect a series of new conditions. The purpose of this new regime is to substantially reduce the cost of electricity paid by Final Customers and to stimulate economic growth. Under the 2013 Concession Renewal Law, concessionaires must decide 60 months before the end of each concession term whether to amend and renew a concession contract or to terminate each concession contract at the end of its respective term. For concession contracts expiring within 60 months of September 12, 2012, concessionaires were required to make this decision by October 15, 2012. So far, for our contracts expiring within this period, we have decided not to renew our generation contracts, and we decided to request the renewal of our transmission and distribution contracts.

For concessionaires of existing generation facilities, the 2013 Concession Renewal Law changes the scope of these concession contracts. Previously, a generation concessionaire had the right to sell the energy generated by the facilities subject to its concession for profit. In contrast, generation concessions renewed pursuant to the 2013 Concession Renewal Law will not grant concessionaires the right to sell the energy generated by these facilities. Instead, these concessions will only cover the operation and maintenance of the generation facilities. The energy generated by these facilities will be allocated by the Brazilian federal government in quotas to the regulated market, for purchase by distribution concessionaires. For new generation facilities, on the other hand, the concessionaire will still have the right to sell the energy produced by the generation facility.

In addition to changing the scope of generation concessions, the 2013 Concession Renewal Law establishes a new tariff regime that significantly affects the treatment of amounts to be invested by concessionaires to improve and maintain generation plants. Because the 2013 Concession Renewal Law requires that ANEEL pre-approve investments made by generation concessionaires in order to receive compensation, the new law substantially increases the risk that a generation concessionaire either will not be able to make certain investments in a timely manner, or will not be able to recover the amounts invested. These changes are expected to materially reduce the margins of generation concessionaires and negatively affect their financial condition. In addition, ANEEL is expected to issue further regulations for generation concessions under the 2013 Concession Renewal Law, and it is not clear what the consequences of these regulations will be.

The 2013 Concession Renewal Law affects transmission and distribution concessions differently. The principal change is that amounts invested related to modernization projects, structural reforms, equipment and contingencies will be subject to prior ANEEL approval. However, the 2013 Concession Renewal Law does not affect the manner in which distribution and transmission concessionaires may recover amounts invested in transmission infrastructure.

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

Generation Concessions

                Out of our 19 generation concessions, we have four generation concessions (Rios dos Patos, Capivari Cachoeira, Mourão and Chopim I, with respective installed capacity of 1.8MW, 260.0 MW, 8.2 MW and 1.8MW) that are set to expire between 2014 and 2015. Our management determined that renewal of these generation concessions under the terms of the 2013 Concession Renewal Law would be disadvantageous to our generation business. Therefore, our management decided to allow these concession contracts to expire, and to participate in the subsequent competitive bidding process for these concessions.

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

The following tables sets forth information relating to the terms as well as the renewals of our main generation concessions.

Hydroelectric Plants	Initial concession date	First expiration date	Extension Date	Final expiration date
Rio dos Patos(1)	February 1984	February 2014	Not subject to extension	February 2014
Capivari Cachoeira	April 1965	May 1995	June 1999	July 2015
Mourão	January 1964	January 1994	June 1999	July 2015
Chopim I	March 1964	March 1994	June 1999	July 2015
Foz do Areia	May 1973	May 2003	January 2001	May 2023
São Jorge	December 1974	December 2004	April 2003	December 2024
Apucaraninha	October 1975	October 2005	April 2003	October 2025
Guaricana	August 1976	August 2006	August 2005	August 2026
Chaminé	August 1976	August 2006	August 2005	August 2026
Segredo	November 1979	November 2009	September 2009	November 2029
Derivação do Rio Jordão	November 1979	November 2009	September 2009	November 2029
Salto Caxias	May 1980	May 2010	September 2009	May 2030
Cavernoso	January 1981	January 2011	September 2009	January 2031
Marumbi	March 1956	Under review by ANEEL	Under review by ANEEL	Under review by ANEEL
Melissa	May 2002	Indefinitely	-	-
Pitangui	May 2002	Indefinitely	-	-
Salto do Vau	May 2002	Indefinitely	-	-
Mauá (2)	June 2007	July 2042	Not extendable	-
Colíder(3)	January 2011	January 2046	Not extendable	-
Cavernoso II	February 2011	February 2046	Not extendable	-

(1)     The concession for Rio dos Patos expired in February 2014 and was not renewed. Until a new competitive bidding process is concluded with respect to this facility, we will continue to operate it under the terms and conditions of the 2013 Concession Renewal Law.

(2)     Mauá was constructed by Consórcio Energético Cruzeiro do Sul, of which Copel owns Copel owns 51.0% and Eletrosul owns the remaining 49.0%

(3)     Expected to begin operations in June 2015.

Thermoelectric Plants	Initial concession date	First expiration date	Extension date	Final expiration date
Figueira	March 1969	March 1999	June 1999	March 2019

We have ownership interests in five other generation projects. The following table sets forth information relating to the terms of the concessions of the generation facilities in which we had an ownership interest as of December 31, 2013.

Generation Facility	Company	Initial concession date	Expiration date	Extension
Dona Francisca	Dona Francisca Energética SA ‒ DFESA	July 1979	August 2033	Possible
Santa Clara and Fundão	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	October 2001	October 2036	Possible
Araucária	UEG Araucária Ltda.	December 1999	December 2029	Possible
Foz do Chopim	Foz do Chopim Energética	April 2000	April 2030	Possible
São Bento(1)	São Bento Energia	April 2011	April 2046	Not Possible

 (1)     WPP Olho d’Água S.A., WPP Boa Vista S.A., WPP Farol S.A. and WPP São Bento do Norte S.A.

Transmission Concessions

Pursuant to the 2013 Concession Renewal Law and the terms of our transmission concessions, we have the right to request 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 60 months prior to the expiration of the contract in question. Our principal transmission concession, from which we derived 83.4% of our transmission revenues in 2013, has been renewed pursuant to the 2013 Concession Renewal Law, and will therefore now expire in December 2042.

In addition, we have three other concession contracts for transmission lines and substations that are currently in operation, and are set to expire in July 2031, March 2038 and November 2039, respectively. We derived an aggregate of 16.6% of our transmission revenues from these three contracts in 2013. In accordance with the 2013 Concession Renewal Law, each of these contracts can be extended for an additional 30-year period.

We intend to continue requesting extensions for all of our transmission concessions.

The following table sets forth certain information relating to the terms and extension terms of our main transmission concessions:

Transmission Facility	Initial concession Date	First expiration Date	Possibility of extension	Expected (or final) expiration date
Main transmission concession	July 2001	July 2015	Extended	December 2042
Bateias – Jaguariaíva Transmission Line	August 2001	August 2031	Possible	August 2061
Bateias – Pilarzinho Transmission Line	March 2008	March 2038	Possible	March 2068
Foz do Iguaçu – Cascavel Oeste Transmission Line	November 2009	November 2039	Possible	November 2069
Araraquara 2 – Taubaté (1)	October 2010	October 2040	Possible	October 2070
Cerquilho III(1)	October 2010	October 2040	Possible	October 2070
Foz do Chopim - Salto Osorio (1)	August 2012	August 2042	Possible	August 2072
Assis – Paraguaçu Palista II(1)	February 2013	February 2043	Possible	February 2073
Bateias – Curitiba Norte(1)	January 2014	January 2044	Possible	January 2074

(1)     Facility under construction.

We have ownership interests in seven other transmission projects, through Special Purpose Companies. The following table sets forth information relating to the terms of the concessions of the transmission facilities in which we had an ownership interest as of December 31, 2013.

Transmission Facility	Special Purpose Company (SPC)	Initial concession date	First Expiration date	Possibility of Extension	Expected (or final) expiration date
Cascavel Oeste – Umuarama(1)	Costa Oeste Transmissora de Energia S.A	January 2012	January 2042	Possible	January 2072
Nova Santa Rita Camaquã 3(1)	Transmissora Sul Brasileira de Energia S.A	May 2012	May 2042	Possible	May 2072
Umuarama Guaira(1)	Caiuá Transmissora de Energia S.A	May 2012	May 2042	Possible	May 2072
Curitiba Curitiba Leste(1)	Marumbi Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Açailândia Miranda II(1)	Integração Maranhense Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Paranaíta – Ribeirãozinho(1)	Matrinchã Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Ribeirãozinho – Marimbondo II(1)	Guaraciaba Transmissora de Energia S.A	May 2012	May 2042	Possible	May 2072
Barreiras II – Pirapora II(1)	Paranaíba Transmissora de Energia S.A	May 2013	May 2043	Possible	May 2073
Araraquara II – Bateias	Mata de Santa Genebra Transmissora S.A	(2)	-	-	-

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

The granting authority must issue its decision on this matter no later than 18 months before the concession’s expiration date. Under our main distribution contract, ANEEL should have responded to our request by January 7, 2014, but the fact that we did not receive a response from ANEEL by this deadline does not itself impact our ability to renew this contract under the 2013 Concession Renewal Law.

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

As of December 31, 2013, we had twenty-seven (27) Free Customers, representing approximately 7.1 % of our consolidated operating revenue and approximately 15.1 % of the total quantity of electricity sold by us. Through March 31, 2014, we have reached agreements with 4 additional Free Customers. Our contracts with Free Customers are typically for periods of greater than two and less than five years.

Approximately 0.5% of the megawatts sold under contracts to such customers are set to expire in 2014. In addition, as of December 31, 2013, we had 38 customers that were eligible to purchase energy as Free Customers. These customers represented approximately 2.2% of the total volume of electricity we sold in 2013, and approximately 4.7 % of our total operating revenue from energy sales for that year.

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

To remedy compliance issues for environmental licenses of transmission facilities predating the 1986 environmental licensing requirements, we and the environmental regulator for the State of Paraná (“Instituto Ambiental do Paraná – IAP”) executed in 2010 an agreement in which we committed to complete an environmental licensing process for several of our facilities by 2012. This environmental licensing process for all of our transmission facilities is complete since 2012.

In 2013, fifteen compulsory environmental audits (Auditorias Ambientais Compulsórias – AACs) were performed, one of which was of a hydroelectric power plant, six of which were of small hydroelectric power plants, six of which were of transmission lines and two of which were of transmission substation. These compulsory environmental inspections are required by law as a condition for the renewal of environmental licenses. These inspections also allow us to obtain an independent assessment of our environmental policies and compliance with laws and regulations.

The construction of Cavernoso II Small Hydroelectric Plant began in April 2011. In 2012, such plant and its respective transmission line obtained environmental operational licenses and in May 2013, Cavernoso II received an authorization from ANEEL to commence its commercial operation. To comply with all the requirements of the environmental authorities necessary for the licensing of the project, we drafted a Basic Environmental Plan (Plano Básico Ambiental – PBA), consisting of seventeen social and environmental programs. By the end of 2013, fourteen of these programs were completed.

In December 2010, we received the site licenses to begin construction of the Colíder Hydroelectric Plant. These licenses were granted after we received approval of Colíder Basic Environmental Plan, which contains thirty-two programs and sub-programs designed to prevent, mitigate and offset any negative environmental and social impact of this project, while enhancing the positive effects of the project. During 2013 we continued to implement the programs contained in the Colíder Basic Environmental Plan.

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

Plant, Property and Equipment

Our principal properties consist of the generation and telecommunications facilities described in “Business—Generation and Purchasers of Energy”. Of the net book value of our total property, plant and equipment at December 31, 2013 (including construction in progress), generation facilities represented 82.5%, telecommunications represented 4.6%, Elejor represented 5.9%, Araucária Thermoelectric Plant represented 5.3% and the wind farms represented 1.7%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

The Expropriation Process

Although we receive concessions from the Brazilian government to construct hydroelectric facilities, we do not receive title to the land on which the facilities are to be located. In order for us to construct, the land must be expropriated. The land required for the implementation of a hydroelectric facility may only be expropriated pursuant to specific legislation. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of expropriation disputes. At December 31, 2013, we estimated our liability related to the settlement of such disputes to be approximately R$40.6 million. This amount is in addition to amounts for land expropriation included in each of our hydroelectric facility budgets.

The Brazilian eLECTRIC Power Industry

General

In December 2013, the MME approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 183.1 GW by 2022, of which 65.0% is projected to be hydroelectric, 14.2% is projected to be thermoelectric, 1.9% is projected to be nuclear and 18.9% is projected to be from alternative energy sources such as wind, biomass and small hydroelectric plants.

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

•

In 2004, the Brazilian government enacted the New Industry Model Law, in an effort to further restructure the power industry with the ultimate goal of providing customers with a stable supply of electricity at reasonable prices

•

In 2012, the Brazilian government enacted two Provisional Measures that brought important changes to the Brazilian electricity regulatory framework: (i) Provisional Measure no. 577, dated as of August 29, 2012 (converted into Law no. 12,767 dated as of December 27, 2012); and (ii) Provisional Measure no. 579, dated September 11, 2012 (converted into the 2013 Concession Renewal Law). Provisional Measure no. 577 established the obligation of the granting authority to render electricity services in the event of termination of an electricity concession, as well as new rules related to the intervention by the granting authority in electricity concessions to ensure adequate performance of utility services. The 2013 Concession Renewal Law established new rules that changed concessionaires’ ability to renew concession contracts. Under this Law, generation and distribution concessionaires may renew their concession contracts that were in effect as of 1995 and transmission concessionaires may renew their concession contracts that were in effect prior to and as of 1995 for an additional period of 30 years, provided that the concessionaires agree to amend the concession contracts to reflect a new tariff regime to be established by ANEEL.

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

Beginning January 2013, the energy generated by nuclear plants Angra 1 and 2 started to be sold by Eletronuclear to the distribution concessionaires at a rate calculated by ANEEL.

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

In the event of over-contracting, where the contracted volume falls between 100% and 105% of actual demand, the distributor is not penalized and the additional costs are compensated through increases in its customers’ tariffs. Where the contracted volume is over 105% of actual demand, the distributor must sell energy in the spot market. If the contract price proves lower than the current spot market price, the distributor sells its excess energy for a profit. On the other hand, if the contract price is higher than the spot market price, the distributor sells its excess energy at a loss.

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

A consumer that is eligible to choose its supplier may only do so upon the expiration of its contract with the local distributor and with advance notice or, in the case of a contract with no expiration date, upon 15 days’ notice in advance of the date on which the distributor must provide MME with its estimated electricity demand for the year. In the latter case, the contract will only be terminated in the following year. Once a consumer has chosen the free market, it may only return to the regulated system with five years prior notice to its regional distributor, provided that the distributor may reduce such term at its discretion. This extended period of notice seeks to assure that, if necessary, the distributor can buy additional energy in auctions on the regulated market without imposing extra costs on the captive market.

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

The Annual Reference Value

Brazilian regulation establishes a mechanism ( “Annual Reference Value”) that limits the costs that can be passed through to Final Customers. The Annual Reference Value corresponds to the weighted average of the electricity prices in the A-5 and A-3 Auctions (excluding alternative energy auctions), calculated for all distribution companies.

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

Restricted Activities of Distributors

Distributors in the Interconnected Transmission System are not permitted to (i) engage in activities related to the generation or transmission of electric energy, (ii) sell electric energy to Free Customers, except for those in their concession area and under the same conditions and tariffs maintained with respect to captive customers, (iii) hold, directly or indirectly, any interest in any other company, corporation or strategic agreement, or (iv) engage in activities that are unrelated to their respective concessions, except for those permitted by law or the relevant concession agreement. A generator is not allowed to hold more than a 10% equity interest in any distributor.

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

Challenges to the Constitutionality of the 2013 Concession Renewal Law

The 2013 Concession Renewal Law is currently being challenged on constitutional grounds before the Brazilian Supreme Court by the National Confederation of Industry Workers – CNTI (Confederação Nacional dos Trabalhadores na Indústria). As this lawsuit is in its initial stages, it is not possible to predict whether the 2013 Renewal Concession Law shall remain valid in the future. While the Supreme Court is reviewing the law, its provisions remain in full force and effect.

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

RGR Fund

In certain circumstances, electric energy companies are compensated for certain assets used in connection with a concession if the concession is revoked or is not renewed. In 1971, the Brazilian Congress created a reserve fund designed to provide these compensatory payments (“RGR Fund”). In February 1999, ANEEL established a fee requiring public-industry electric companies to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, not to exceed 3% of total operating revenues in any year. Since the enactment of the 2013 Concession Renewal Law, the RGR Fund has been used to fund the compensations arising from the termination of non-renewed concessions. The 2013 Concession Renewal Law also allowed the funds from the RGR Fund to be transferred to the CDE.

According to 2013 Concession Renewal Law, as from January 1, 2013, the concession contracts from concessionaires of (i) distribution; (ii) transmission which competitive bidding process occurred after September 12, 2012; and (iii) transmission and generation which had their concession contract renewed or had their underlying facilities subject to a new competitive bidding process are no longer obliged to pay the annual RGR fee.

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

Use of Water Resources Tax

Holders of concessions and authorizations that allow for the exploitation of water resources must pay a total tax of 6.75% of the value of the energy they generate, which for purposes of this calculation is based on a rate set by ANEEL. Beginning on January 1, 2013, ANEEL set this rate at R$79.87/MWh. The proceeds of this tax are shared among the states and municipalities where the plant or the plant’s reservoir is located, as well as with certain federal agencies.

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

Each hydroelectric plant which has its concession contract renewed in accordance to 2013 Concession Renewal Law will no longer participate in the MRE, and the hydrological risk from those plants will be borne by the distribution concessionaires under the National Interconnected Power Grid. This risk does not impact our distribution business, since we are allowed to increase the tariffs of our distribution customers to compensate any costs arising from this hydrological risk.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The information derived from our consolidated statement of income for the years ended December 31, 2013, 2012 and 2011 has been prepared in accordance with IFRS as issued by the IASB. For more information see “Presentation of Financial and Other Information” and Note 2 to our consolidated financial statements for the year ended December 31, 2013.

Overview

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003 and an economic recovery that led to consistent growth from 2004 to 2009, when the Brazilian GDP decreased due to the global financial crisis. Since then, the Brazilian GDP growth has fluctuated, from 2.7% growth in 2011, to 0.9% in 2012, and 2.3% in 2013.

The following table shows selected economic data for the periods indicated:

	Year ended December 31,
	2013	2012	2011
Inflation (IGP-DI)	5.52%	8.10%	5.0%
Appreciation (depreciation) of the real vs. U.S. dollar	(12.77)%	(8.21)%	(11.17)%
Period-end exchange rate – US$1.00(1)	2.3426	2.0435	1.8758
Average exchange rate – US$1.00	2.1741	1.9588	1.6709
Change in real GDP	2.3%	0.9%	2.7%
Average interbank interest rates(2)	8.18%	8.30%	11.70%

(1)     The real/U.S. dollar exchange rate at April 15, 2014 was R$2.2257 per US$1.00.

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

Sales to Final Customers (which include sales by our distribution business to captive customers and sales by our generation business to Free Customers) represented approximately 50.2% of the volume of electricity we made available in 2013, and accounted for 70.6% of our energy sales revenues. Almost all of such sales were to captive customers. For more information, see “Item 4. Information on the Company — The Brazilian Electric Power Industry — Distribution Tariffs”. In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery of these costs is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

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

•

In June 2010, ANEEL approved the annual readjustment of our Retail Tariffs, increasing them by an average of 9.74%, of which 6.88% related to the tariff increase and 2.86% referred to an increase in recovery of deferred regulatory accounts (CVA). The readjustment became effective as of June 24, 2010. After giving effect to the recovery of Parcel A costs, the average effect of this tariff readjustment on our captive customers was an increase of 2.46%.

•

In June 2011, ANEEL approved the annual readjustment of our Retail Tariffs, increasing them by an average of 5.55%, of which 5.77% related to the tariff increase and 0.22% referred to a decrease in recovery of deferred regulatory accounts (CVA). The readjustment became effective as of June 24, 2011. After giving effect to the recovery of Parcel A costs, the average effect of this tariff readjustment on our captive customers was an increase of 2.99%.

•	In June 2012, ANEEL approved the third periodic review of our Retail Tariffs and the average impact of this review in the tariffs we charge our customers was a decrease of 0.65%.
•

In January 2013, due to the enactment of 2013 Concession Renewal Law, we were subject to an extraordinary revision that has been approved by ANEEL. The average impact of this extraordinary review in the tariffs we charge our customers was a decrease of 19.28% which caused a reduction of approximately 14.4% in our distribution revenues since the difference was paid for with funds from the federal government.

•

In June 2013, ANEEL approved the annual readjustment of our Retail Tariffs, increasing them by an average of 13.08%, of which 11.40% related to the tariff increase and 1.68% referred to an increase in recovery of deferred regulatory accounts (CVA). After giving effect to the recovery of Parcel A costs, the average effect of this tariff readjustment on our captive customers was an increase of 14.61%. However, Copel Distribution requested a partial deferral of this adjustment, which was authorized by ANEEL and approved on July 9, 2013. The amount of R$255.9 million was therefore deferred, and will be included as a financial component in the 2014 annual readjustment. This deferral reduced the average effect of the tariff readjustment to 9.55%.

Purchase and Resale of Energy

Our distribution business purchases energy from generation companies and resells this energy to Final Customers at regulated rates. For more information, see “Item 4. Information on the Company— Business—Generation” and “Item 4. Information on the Company—Business—Purchases”. Our major long-term contracts or purchase obligations are described below.

•

We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2013, our electricity purchases from Itaipu amounted to R$610.4 million.

•

Our distribution business is required to purchase a large portion of its energy needs from the regulated market. For more information, see “Item 4. Information on the Company — The Company — Distribution — Auctions in the Regulated Market”.

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

Impact of the CRC Account

One of our most significant assets consists of the obligations of the State of Paraná under an agreement that was last amended in January 2005. These obligations derive from amounts we were entitled to recover under a prior regulatory regime, and as a result they are referred to as the recoverable rate deficit account or “CRC Account” (Conta de Resultados a Compensar). As of December 31, 2013, the outstanding balance of the CRC Account was R$1,380.6 million. The balance is adjusted for IGP-DI, bears interest at 6.65%, and is payable in monthly installments until April 2025. If the State of Paraná fails to make payments on a timely basis, we may apply dividends we owe to the State of Paraná in its capacity as our shareholder against amounts it owes us under the CRC Account agreement.

In 2013, the Board of Directors approved the early settlement of the amounts owed to us under the CRC Account agreement, and, to facilitate these negotiations, pre-approved a discount of up to 15%. For additional information, see Note 8 to our consolidated financial statements.

Special Obligations

The contributions received from the federal government and our customers exclusively for investment in our distribution network are named as special obligations. We record the amount of these contributions on our statement of financial position as a reduction of our intangible and financial assets, under the caption “special obligations”, and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions is offset against intangible and financial assets. The amount we recorded as special obligations as of December 31, 2013 was R$224.6 million as a reduction of intangible assets and R$2,093 million as a reduction of financial assets.

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

The discussion below addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. Please see Note 2.4 to our consolidated financial statements included herein for a more detailed discussion of the application of these and other accounting policies.

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

As described above, we recognized financial assets in connection with these transmission concessions. However, we renewed the Concession Agreement 060/2001 pursuant to the 2013 Concession Renewal Law, which required that we accept certain amendments to this concession contract. See “Item 4. Information on the Company—Concessions.” One of the effects of these amendments is that we no longer recognize financial assets for concessions renewed pursuant to the 2013 Concession Renewal Law, because the scope of the concession has been narrowed to cover only maintenance and operation of the transmission facilities. As a result, the financial assets we had previously recognized for concessions that were renewed pursuant to the 2013 Concession Renewal Law were converted into a receivable, since the Granting Authority has an obligation to pay these amounts. On December 31, 2012, we estimated that we would receive R$160.2 million related to financial assets that were constituted before May 2000, and we included this amount in our accounts receivable, in addition to the agreed R$893.9 million related to financial assets constituted after May 2000. On December 31, 2013, the amount recorded in “Accounts Receivable Related to the Concession Extension” account totaled R$717.8 million, R$356.1 million lower than in December 2012, due to amortizations in the period.

Generation concessions are deemed outside the scope of IFRIC 12 and are accounted for under other applicable IFRS.

In addition to our financial assets and intangible assets, under IFRS we also recognize construction revenues and construction costs for construction activities we perform in connection with our distribution and transmission concessions. Our distribution business outsources power distribution infrastructure construction. As a result, under IFRS we recognize construction costs and revenues in roughly the same amounts. In contrast, since our transmission business performs much of our transmission infrastructure construction, we recognize construction revenue in amounts that exceed construction costs. The resulting margin for our transmission business’ construction revenue was 1.65% in both 2013 and 2012, and is calculated based on a methodology that takes into account business risk.

The determination of the amortization term of our intangible assets and the fair value of our financial assets in connection with our concession contracts is subject to assumptions and estimates, and the use of different assumptions could affect the amounts we recognize. The estimated useful lives of the underlying assets, as well as the rate of return of the financial assets also require significant assumptions and estimates. Different assumptions and estimates and changes in future circumstances could have a significant impact on our results of operations. Additional information on the accounting for intangible and financial assets arising from concession agreements is contained in Notes 3.7 and 3.11 to our consolidated financial statements.

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

We claimed a credit based on energy purchased from Itaipu during the energy rationing period that occurred in 2001, when there was a significant difference between the purchase price of Itaipu energy and energy sold at a loss in the spot market. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2013, we had provisions of R$40.4 million to cover probable losses related to these other lawsuits.

Provision for Risks (Labor, Civil, Tax and Environmental Claims)

Our subsidiaries and we are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and environmental claims.

We account for risks based on the determination that it is more likely than not that a future event will confirm that an asset has been impaired or a liability has been incurred at the reporting date, and the amount of loss can be reasonably estimated. By their nature, risks will only be resolved when a future event or events occur or fail to occur; typically such events will occur a number of years in the future. The evaluation of these risks is performed by our internal and external legal counsel. Accounting for risks requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to risks could change as new developments occur or more information becomes available. The outcome of the risks could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. The provision for contingencies as of December 31, 2013 amounted to R$1,266.1 million, of which R$287.2 million was related to tax proceedings, R$636.3 million was related to civil claims, R$196.1 million was related to labor claims, R$94.8 million was related to employee benefits and R$51.5 million was related to regulatory proceedings and R$0.2 million was related to environmental claims.

As of December 31, 2013, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims that cannot be evaluated in the current stage of proceedings, classified as possible losses, was approximately R$2,888.0 million, of which R$342.9 million correspond to labor claims; R$98.0 million to employee benefits; R$56.2 million to regulatory claims; R$1,006.8 million to civil claims; and R$1,384.1 million to tax claims. For more information, see Note 28 to the consolidated financial statements.

Employee Retirement and Health Benefits

We sponsor a (i) defined-benefit pension plan and a (ii) defined-contribution pension plan covering substantially all of our employees. We have also established a health care plan for current and retired employees. We determine our obligations for these plans based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, rates of inflation, mortality rates and future employment levels. These assumptions directly affect our post- employment benefits liability.

In 2013, we recorded expenses in the amount of R$176.2 million for our pension and health care plans. We estimate that we will incur expenses in the amount of R$103.0 million in 2014 (according to actuarial calculations), plus the monthly costs of these plans.

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

Analysis of Electricity Sales and Cost of Electricity Purchased

The following table sets forth the volume and average rate components of electricity sales and purchases for the years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,
	2013	2012	2011
Electricity Sales
Sales to Final Customers
Average price (R$/MWh):(1)
Industrial customers(2)	151.77	170.81	170.41
Residential customers	260.52	245.86	250.25
Commercial customers	210.80	225.01	217.78
Rural customers	145.06	155.29	154.29
Other customers(3)	161.34	172.84	167.83
All customers(2)	190.91	200.81	199.83
Volume (GWh):
Industrial customers(2)	10,675	8,799	8,377
Residential customers	6,888	6,559	6,224
Commercial customers	5,086	5,058	4,778
Rural customers	2,081	2,025	1,872
Other customers(3)	2,278	2,211	2,122
All customers(2)	27,008	24,652	23,373
Total revenues from sales to Final Customers (millions of R$)	5,156	4,950	4,671
Sales to distributors(4)
Average price (R$/MWh)(1)	135.65	102.07	88.13
Volume (GWh)(5)	14,242	15,910	16,339
Total revenues (millions of R$)	1,932.0	1,624.0	1,439.8
Electricity Purchases
Purchases from Itaipu
Average cost (R$/MWh)(6)	117.54	95.76	87.09
Volume (GWh)	5,193	5,256	5,278
Percentage of total Itaipu production purchased	5.8	5.9	6.3
Total cost (millions of R$)(7)	610.4	503.3	459.6
Purchases from Angra
Average cost (R$/MWh)	135.71	-	-
Volume (GWh)	1,050	-	-
Total cost (millions of R$)(7)	142.5	-	-
Purchases from CCGF
Average cost (R$/MWh)	32.07	-	-
Volume (GWh)	1,272	-	-
Total cost (millions of R$)(7)	40.8	-	-
Purchases from others(4)
Average cost (R$/MWh)	147.38	131.46	86.09
Volume (GWh)	15,645	17,529	19,664
Total cost (millions of R$)(7)	2,305.8	2,304.4	1,692.9

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

(7)     See “Item 4. Information on the Company-Business—Generation” and “Item 4. Information on the Company—

Business Purchases” for an explanation of our expenses relating to electricity purchases.

Results of Operations for the Years Ended December 31, 2013, 2012 and 2011

The following table summarizes our results of operations for the years ended December 31, 2013, 2012 and 2011.

Our financial statements present our operating costs of sales and services provided by function. However, in accordance with IFRS, Note 31 to the consolidated financial statements presents this information according to the nature of the operating cost or expense. For ease of understanding, the analysis below reflects the information presented by nature.

	Year ended December 31,
	2013	2012	2011
	(R$ million)
Operating Revenues:
Electricity sales to Final Customers:	3,344.6	2,625.5	2,330.8
Residential	1,074.1	782.3	771.7
Industrial	1,263.1	926.6	757.3
Commercial, services and other activities	626.9	573.8	498.9
Rural	165.1	148.9	134.1
Other classes	215.4	193.9	168.8
Electricity sales to distributors	1,932.3	1,623.5	1,439.8
Use of main distribution and transmission grid	2,029.0	2,830.6	2,762.4
Residential	720.3	830.3	785.9
Industrial	357.1	576.4	670.2
Commercial, services and other activities	445.3	564.3	541.6
Rural	136.8	165.6	154.7
Other classes	152.0	187.9	187.5
Other distribution and transmission revenue	217.5	506.1	422.5
Construction revenues	1,076.1	749.8	741.7
Revenues from telecommunications	141.3	125.6	117.1
Distribution of piped gas	368.6	325.0	273.9
Other operating revenues	288.3	213.3	110.4
	9,180.2	8,493.3	7,776.1
Cost of sales and services provided:
Electricity purchased for resale	(3,336.4)	(2,807.7)	(2,152.5)
Use of main distribution and transmission grid	(407.3)	(772.4)	(632.5)
Personnel and management	(1,096.3)	(1,245.7)	(982.6)
Pension and healthcare plans	(176.2)	(182.9)	(150.9)
Material and supplies	(70.4)	(69.7)	(85.7)
Materials and supplies for power electricity	(27.2)	(25.5)	(25.1)
Natural gas and supplies for gas business	(295.7)	(247.8)	(186.9)
Third-party services	(423.5)	(408.9)	(390.7)
Depreciation and amortization	(603.2)	(549.9)	(552.4)
Accruals and provisions	(199.5)	(218.8)	(289.7)
Construction cost	(1,088.3)	(733.5)	(731.4)
Other costs and expenses	(343.6)	(238.0)	(290.5)
	(8,067.6)	(7,500.8)	(6,470.9)
Equity in earnings of associates and joint ventures	113.6	6.7	52.3
Financial results	280.3	(26.7)	226.4
Profit before income tax and social contribution	1,506.5	972.5	1,583.9
Income tax and social contribution on profit	(405.1)	(246.0)	(407.1)
Net income for the year	1,101.4	726.5	1,176.9
Net income attributable to controlling shareholders	1,072.5	700.7	1,157.7
Net income attributable to non-controlling interest	28.9	25.8	19.2
Other comprehensive income	(129.1)	(30.5)	9.8
Comprehensive income	972.3	696.0	1,886.7
Comprehensive income attributable to controlling shareholders	943.4	550.7	1,167.5
Comprehensive income attributable to non-controlling interest	28.9	145.3	19.2

Results of Operations for 2013 Compared with 2012

Operating Revenues

Our operating revenues increased by 8.1%, or R$686.9 million, in 2013 compared to 2012. R$719.1 million of this increase was from an increase in electricity sales to Final Customers, R$308.8 million was from an increase in electricity sales to distributors, R$326.3 million was from an increase in construction revenues and R$134.3 million was from an increase in telecommunications revenues, distribution of piped gas and other operation revenues. All these increases were partially offset by a decrease of R$801.6 million in the use of our main transmission grid.

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 27.4%, or R$719.1 million, in 2013, due to an increase of 9.6% in the average tariff paid by Final Customers and an increase in the volume of energy sold to most classes of Final Customers. In addition, the annual tariff revision issued by ANEEL in June 2012 increased the percentage of revenues we book as electricity sales, compared to the percentage we book as charges for use of the distribution grid. In addition, Copel Geração and Transmissão sold 190.8% more energy to Free Customers.

The increase in the volume of energy sold to Final Customers in 2013 compared with 2012 reflected an increase in the number of Final Customers in each category.

•

The volume of electricity sold to residential customers increased by 5.0% in 2013 compared to 2012. Of this increase, 3.9% was due to an increased number of customers and 1.1% was due to an increased average consumption per residential customer. This increase was principally the result of (i) above average temperatures, especially in the last quarter of 2013, which led to increased energy consumption, and (ii) sales of energy consuming products as a consequence of a greater availability of consumer credit.

•

The volume of electricity sold to industrial customers, including both captive customers and Free Customers, increased by 21.3% in 2013 compared with 2012. This increase is the consequence of industrial growth in Paraná in 2013 (growth of 5.6%, compared to growth of 1.2% in Brazil) and Copel Geração e Transmissão’s strategy to allocate more energy for sales to Free Customers, including industrial customers in other states.

•

The volume of electricity sold to commercial customers increased by 0.6% in 2013 compared with 2012. This increase is mainly due to an increased number of commercial customers and a general increase in retail sales in the concession area.

•

The volume of electricity sold to rural customers increased by 2.8% in 2013 compared to 2012. This increase is mainly due to an increment of 2.7% of average consumption per rural customer and an increase of 0.1% in the number of rural customers during the period.

Electricity Sales to Distributors. Our revenues from electricity sales to distributors increased by 19.0%, or R$308.8 million, to R$1,932.3 million in 2013 compared with R$1,623.5 million in 2012. This increase was mainly caused by: (i) an increase in our revenues for energy sales to distributors in the spot market (CCEE), which increased by R$299.4 million, or 136.0%, from R$220.2 million to R$519.6 million, mainly due to higher prices paid by distributors for energy sold in the spot market (CCEE), and (ii) the increased volume of bilateral agreements which increased by 282.2% in 2013 compared to 2012, from 1,367 GWh to 5,233 GWh. This increase was partially offset by lower revenue from auctions in the regulated market, due to the maturity of long-term agreements in the regulated environment;

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid decreased by 28.3% or R$801.6 million, to R$2,029.0 million in 2013 compared with R$2,830.6 million in 2012. This decrease was principally due to: (i) the annual tariff revision issued by ANEEL in June 2012, which reduced the percentage of revenues we book as charges for use of the distribution grid, compared to the percentage of revenues we book as electricity sales to final customers; (ii) the renewal of our main transmission concession under the 2013 Concession Law, the result of which was a decrease of approximately R$189 million in our annual permitted revenue; and (iii) a periodic downward tariff revision of 0.7% on June 24, 2012 for the use of our distribution grid. These decreases were partially offset by an increase of 4.2% in our revenues from use of the distribution grid, due to an increase in the volume of energy that we distributed to final customers.

Construction revenues. Our revenues from constructions increased by 43.5% or R$326.3 million in 2013 compared with 2012. This increase was mainly due to an increase in improvements we made to our distribution and transmission infrastructure in 2013, compared with 2012.

Revenues from Telecommunications. Revenues from our telecommunications segment increased by 12.5% or R$15.7 million in 2013 compared to 2012, primarily due to an increased number of customers. The majority of these new clients were residential clients, which generate less revenue on average than corporate clients. In 2013, the customer base increased by 163.3%, to 8,270 in December 2013 from 3,141 in December 2012.

Distribution of Piped Gas. Revenues from distribution of piped gas increased by 13.4%, or R$43.6 million, in 2013 compared to 2012, mainly due to two upward tariff adjustments: 8.0% in August 2012 and 6.5% in March 2013.

Other Operating Revenues. Other operating revenues increased by 35.2% or R$75 million, to R$288.3 million in 2013 compared with R$213.3 million in 2012, mainly attributable to: (i) higher rental income from UEG Araucária, since part of the lease payment is variable, depending on how much energy UEG Araucária produces, and production increased in 2013 compared to 2012;(ii) revenue from financial compensation for unavailability of energy by certain generation companies of the increased cost of energy acquired by Copel Distribuição in the spot market after these generation companies failed to supply energy pursuant to sales agreements.

Cost of sales and services provided

Our costs of sales and services provided increased by 7.6% or R$566.8 million, to R$8,067.6 million in 2013 (including amounts recognized as other operating expenses) compared with R$7,500.8 million in 2012. The following were the principal factors in the increase of our costs of sales and services provided:

•

Electricity Purchased for Resale. Our costs for the energy we purchased for resale increased by 18.8%, or R$528.7 million, to R$3,336.4 million in 2013 compared with R$2,807.7 million in 2012. This increase was mainly due to higher acquisition costs from auctions in the regulated market, from Itaipu (partially as a result of the appreciation in U.S. dollar), and in bilateral agreements, motivated by (i) higher costs from thermal power agreements, and (ii) inflation adjustments in long-term energy supply agreements. Costs from energy purchases in the spot market were partially offset by CDE funds, which totaled R$294.1 million in 2013;

•

Use of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid decreased by 47.3%, or R$365.1 million, to R$407.3 million in 2013 compared with R$772.4 million in 2012, mainly due to lower costs from charges for the use of the transmission system as a whole as a result of the 2013 Concession Renewal Law. In addition, we received R$319.6 million in CDE funds in 2013 to offset these costs.

•

Personnel and Management. Personnel and management expenses decreased by 12.0%, or R$149.4 million, to R$1,096.3 million in 2013 compared with R$1,245.7 million in 2012, mainly due to (i) lower provisions for severance pay related to the Voluntary Redundancy Program, and (ii) lower expenses with compensation and related charges. This amount already includes the wage increases of 5.6% as of October 2012, 1.0% as of May 2013, and 7.0% in October 2013.

•

Pension and Healthcare Plans. Pension and Healthcare expenses decreased 3.7%, or R$6.7 million, to R$176.2 million in 2013, compared to R$182.9 million in 2012. This decrease reflects the accrual of amounts related to the private pension and healthcare plans, reflecting the reduction in healthcare plan costs, in accordance with the actuarial calculation made by an independent actuary.

•	Material and Supplies. Materials and supplies expenses increased by 1.0%, or R$0.7 million, to R$70.4 million in 2013 compared with R$69.7 million in 2012;
•

Material and Supplies for Power Electricity. These expenses increased 6.7%, or R$1.7 million, to R$27.2 million in 2013, compared to R$25.5 million in 2012. This increase was mainly due to an increase in the unit cost of mineral coal purchased for the Figueira Thermoelectric Plant.

•

Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases increased by 19.3%, or R$47.9 million, to R$295.7 million in 2013 compared with R$247.8 million in 2012. This increase was caused by an increase in the purchase price of natural gas acquired by Compagas from third-party suppliers. The increase of the purchase price of natural gas was mainly attributable to the effects of the recent devaluation of the Brazilian Real and an increase in the market price of oil, which influences the price of gas.

•

Third-Party Services. Third-party services expenses increased 3.6%, or R$14.6 million, to R$423.5 million in 2013 compared with R$ 408.9 million in 2012, mainly due to higher expenses related to facilities maintenance, communications and data processing. This increase was partially offset by a decrease in the cost of consulting services.

•

Accruals and Provisions. Accruals and provisions expenses decreased by 8.8% or R$19.3 million in 2013, to R$199.5 million in 2013 compared with R$218.8 million in 2012. This decrease was mainly due to (i) the reversal of tax provisions, and (ii) lower provisions for litigation related to civil and administrative claims.

•

Construction Cost. Construction costs increased 48.8%, or R$354.8 million, to R$1,088.3 million in 2013 from R$733.5 million in 2012. This increase reflects costs incurred in connection with improvements we made to our distribution and transmission infrastructure in 2013.

•

Other Costs and Expenses. Other costs and expenses increased by 44.4% or R$105.6 million, to R$343.6 million in 2013, compared with R$238.0 million in 2012. This increase was mainly due to (i) costs in connection with deactivation and disposal of assets in 2013, reflecting changes to ANEEL rules with respect to the accounting of assets and (ii) increased costs for use of hydrological resources, reflecting an increase in the volume of hydroelectric energy we produced in 2013 compared to 2012.

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$113.6 million in 2013, compared to R$6.7 million in 2012. Equity investment reflects the equity income or loss of our associates and joint ventures. In 2013, this positive net result was mainly due to: (i) income of R$96.6 million from Sanepar; (ii) income of R$10.3 million from Foz do Chopim; and (iii) income of R$9.0 million from Dona Francisca Energética, which was partially offset by a loss of R$13.6 million from Sercomtel Telecomunicações.

Financial Results

We recognized R$280.3 million of net financial income in 2013, compared to a net financial expense of R$26.7 million in 2012. Financial income increased by 0.6%, or R$4.0 million, in 2013 compared to 2012, primarily due to inflation adjustments on indemnification payments related to the extension of our transmission concessions, which increased to R$84.6 million in 2013 compared with zero in 2012. This increase was partially offset by a reduction in inflation adjustments on account receivables related to our concessions, which decreased to R$108.2 million in 2013 compared with R$165.6 million in 2012, due to lower level of inflation in the period.

Financial expenses decreased by 44.9%, or R$302.9 million, in 2013 compared to 2012, to R$372.1 million in 2013 from R$675.0 million in 2012, mainly due to the non-recurring nature of the recognition of the remeasurement at fair value of Copel Distribuição’s financial assets in 2012, which generated a financial expense in 2012 of R$401.1 million.

Income Tax and Social Contribution

In 2013, we recognized income tax and social contribution expenses of R$405.1 million, reflecting an effective tax rate of 26.9% on our pretax income. In 2012, we recognized income tax and social contribution expenses of R$246.0 million, reflecting an effective tax rate of 25.3% on our pretax income.

Results of Operations for 2012 Compared with 2011

Operating Revenues

Our operating revenues increased by 9.2%, or R$717.2 million, in 2012 compared to 2011. R$294.7 million of this increase was from an increase in electricity sales to Final Customers, R$183.7 million was from an increase in electricity sales to distributors, R$68.2 million from an increase in charges for the use of our main transmission grid and R$8.1 million was from an increase in construction revenues.

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 12.6%, or R$294.7 million, in 2012, due to a slight increase in the average tariff paid by Final Customers and an increase in the volume of energy sold to most classes of Final Customers. In addition, the annual tariff revision issued by ANEEL in June 2012 increased the percentage of revenues we book as electricity sales, compared to the percentage we book as charges for use of the distribution grid. As a result of this adjustment, we recorded more of the revenue we receive from each customer as electricity sales to Final Customers, and less of this revenue as charges for use of the distribution grid, when compared to 2011. The average tariff paid by Final Customers increased by 0.5% compared to 2011. The average tariff rates for the residential class of Final Customers decreased 1.8% and industrial, commercial and rural classes of Final Customers increased by 0.2%, 3.3% and 0.7%, respectively. The variation in average price increases between different classes of customers reflects the fact that the tariffs established by ANEEL in 2012 and 2011 varied depending upon the voltage level received.

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

Electricity Sales to Distributors. Our revenues from electricity sales to distributors increased by 12.8%, or R$183.7 million, to R$1,623.5 million in 2012 compared with R$1,439.8 million in 2011. This increase was mainly caused by increased prices (i) under power purchase agreements, both in auctions in the regulated market and through agreements with Free Customers and (ii) in the spot market. Our generation business sells energy under power purchase agreements at unregulated market prices that are subject to automatic inflation adjustments, which resulted in price increases in 2012 compared to 2011. Our generation business also sells energy in the spot market, where prices were higher in 2012 principally because a larger share of energy sold in the spot market was produced by thermoelectric sources due to less favorable hydrological conditions. Thermoelectric energy is more expensive to produce due to fuel costs.

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid increased by 2.5% or R$68.2 million, to R$2,830.6 million in 2012 compared with R$2,762.4 million in 2011. This increase was principally due to: (i) market growth, (ii) an upward tariff adjustment of 3.0% applied to our distribution business on June 24, 2011, which was partially offset by a periodic downward tariff revision of 0.7% on June 24, 2012, and (iii) an increase of 31.5% in interest income from financial assets related to our transmission business, to R$301.5 million in 2012 compared with R$229.3 million in 2011. The overall increase in revenues from the use of the main transmission and distribution grid was also partially offset by the annual tariff revision issued by ANEEL in June 2012, which decreased the percentage of revenues we book as charges for use of the distribution grid, compared to the percentage of revenues that we book as electricity sales. As a result of this adjustment, we recorded less revenue received from Final Customers as charges for use of the distribution grid, and more of this revenue as electricity sales to Final Customers, when compared to 2011.

Construction revenues. Our revenues from constructions increased by 1.1% or R$8.1 million in 2012 compared with 2011. This increase was mainly due an increase in improvements we made to our distribution and transmission infrastructure in 2012, compared with 2011.

Revenues from Telecommunications. Revenues from our telecommunications segment increased by 7.3% or R$8.5 million in 2012, primarily due to an increased number of customers, to 3,141 in 2012 from 1,442 in 2011. The majority of these new clients were retail clients, which generate less revenue on average than corporate clients.

Distribution of Piped Gas. Revenues from distribution of piped gas increased by 18.7%, or R$51.1 million, in 2012 compared to 2011, mainly due to two upward tariff adjustments: 4.5% in March 2012 and 8.0% in August 2012.

Other Operating Revenues. Other operating revenues increased by 93.2% or R$102.9 million, to R$213.3 million in 2012 compared with R$110.4 million in 2011, mainly attributable to higher rental income from UEG Araucária. In contrast to 2011, the UEG Araucária thermal plant generated energy in 2012, which results in additional revenue under the rental contract.

Cost of sales and services provided

Our total operating costs of sales and services provided increased by 15.9% or R$1,029.9 million, to R$7,500.8 million in 2012 compared with R$6,470.9 million in 2011, including amounts recognized as other operating expenses. The following were the principal factors in the increase of our operating costs of sales and services provided:

•

Electricity Purchased for Resale. Our costs for the energy we purchased for resale increased by 30.4%, or R$655.2 million, to R$2,807.7 million in 2012 compared with R$2,152.5 million in 2011. This increase was mainly due to higher acquisition costs from auctions in the regulated market, where a larger share of energy sold was produced by thermoelectric sources due to less favorable hydrological conditions. Thermoelectric energy is more expensive to produce due to fuel costs.

•

Use of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid increased by 22.1%, or R$139.9 million, to R$772.4 million in 2012 compared with R$632.5 million in 2011, mainly due to the operation of new assets in the electricity system and the higher incidence of charges imposed by ANEEL. This was partially offset by large customers that connected directly to the Interconnected Transmission System in 2012, for which we no longer incurred these expenses.

•

Personnel and Management. Personnel and management expenses increased by 26.8%, or R$263.1 million, to R$1,245.7 million in 2012 compared with R$982.6 million in 2011, mainly due to: (i) a 1.6% increase in our number of employees; (ii) wage increases of 7.4% and 5.6% applied in October 2011 and October 2012, respectively; (iii) expenses of R$168.8 million in 2012, compared to R$64.4 million in 2011, in connection with the PSDV voluntary retirement program; and (iv) a general review of career structures and compensation, which began in June 2011 and resulted in changes to our compensation policies to make these policies more aligned to the market.

•

Pension and Healthcare Plans. Pension and Healthcare expenses increased 18.7%, or R$32.0 million, to R$182.9 million in 2012, compared to R$150.9 million in 2011. This line item reflects the accrual of liabilities pursuant to the actuarial report on our healthcare plan.

•

Materials and supplies. Materials and supplies expenses decreased by 18.7%, or R$16,0 million, to R$69.7 million in 2012 compared with R$85.7 million in 2011, substantially due to a decrease in the volume of electric power system materials that we acquired in 2012.

•

Material and Supplies for Power Electricity. These expenses increased 1.6%, or R$0.4 million, to R$25.5 million in 2012, compared to R$25.1 million in 2011. This increase was mainly due to an increase in the unit cost of mineral coal purchased for the Figueira Thermoelectric Plant.

•

Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases increased by 32.6%, or R$60.9 million, to R$247.8 million in 2012 compared with R$186.9 million in 2011. This increase was caused by an increase in the purchase price of natural gas acquired by Compagas from third-party suppliers. The increase of the purchase price of natural gas was mainly attributable to the effects of the recent devaluation of the Brazilian Real and an increase in the market price of oil, which influences the price of gas.

•

Third-Party Services. Third-party services expenses increased 4.7%, or R$18.2 million, to R$408.9 million in 2012 compared with R$390.7 million in 2011, mainly due to contractual readjustments with third-party service providers and increased costs related to the expansion of services such as power system and facility maintenance, meter reading and bill delivery.

•

Accruals and Provisions. Accruals and provisions expenses decreased by 24.5% or R$70.9 million in 2012, to R$218.8 million in 2012 compared with R$289.7 million in 2011. In 2012, our accruals and provisions expenses were mainly related to litigation provisions, including a provision of R$54.5 million in connection with a lawsuit by Tradener Ltda.

•

Construction Cost. Construction costs increased 0.3%, or R$2.1 million, to R$733.5 million in 2012 from R$731.4 million in 2011. This increase reflects costs we incurred in connection with improvements we made to our distribution and transmission infrastructure in 2012.

•

Other Costs and Expenses. Other costs and expenses decreased by 18.1% or R$52.5 million, to R$238.0 million in 2012, compared with R$290.5 million in 2011. This variation was mainly due to (i) a decrease of R$48.1 million in losses in connection with deactivation and disposal of assets in 2012 compared to 2011 and (ii) lower payments for use of hydrological resources, which resulted from a decrease in hydroelectric generation activities.

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$6.7 million in 2012, compared to R$52.3 million in 2011. Equity investment reflects the equity income or loss of our associates and joint ventures. In 2012, this net result was mainly due to: (i) income of R$53.3 million from Sanepar; (ii) income of R$9.4 million from Foz do Chopim; (iii) income of R$8.1 million from Dona Francisca Energética; and (iv) losses of R$59.8 million from Sercomtel Telecomunicações.

Financial Results

We recognized R$26.7 million of net financial expense in 2012, compared to net financial income of R$226.4 million in 2011. Financial income increased by 12.3% or R$70.9 million in 2012 compared to 2011, mainly due to: (i) an increase of R$39.7 million in the revenue from we received from the CRC Account, since these amounts are indexed based on inflation, and inflation was relatively higher in 2012 when compared to 2011; (ii) an increase of R$65.2 million in revenue as a result of inflation indexation of receivables related to our concessions, since these amounts are also indexed to inflation; and (iii) a decrease in income from financial investments. Financial expenses increased by 92.3% or R$323.9 million in 2012 compared to 2011, totaling R$675.0 million. R$401.1 million of this amount was caused by the fair updating of Copel Distribuição’s concession-related financial assets in connection with the 3rd tariff review cycle.

Income Tax and Social Contribution

In 2012, we recognized income tax and social contribution expenses of R$246.0 million, reflecting an effective tax rate of 25.3% on our pretax income. In 2011, we recognized income tax and social contribution expenses of R$407.1 million, reflecting an effective tax rate of 25.7% on our 2011 pretax income.

Liquidity and Capital Resources

Our principal liquidity and capital requirements are to finance the expansion and improvement of our distribution and transmission infrastructure and to finance the expansion of our generation facilities. Our other principal uses of cash are to dividends payments and debt servicing. Capital expenditures were R$2,116.0 million in 2013 and R$1,938.6 million in 2012 (including R$161.9 million investment in the Mauá Hydroelectric Plant). The following table sets forth a breakdown of our capital expenditures for the periods indicated.

	Year ended December 31,
	2013	2012	2011
	(R$ million)
Generation and transmission	478.7	988.2	928.9
Distribution	977.1	809.0	754.5
Telecom	74.1	79.9	81.0
Equity earnings of associates and joint ventures	519.3	57.3	39.2
Araucária Thermoelectric Plant	19.4	1.7	15.8
Compagas	42.1	31.1	19.0
Elejor	5.3	2.3	2.7
Total	2,116.0	1,969.5	1,841.1

Our total budgeted capital expenditures for our wholly-owned subsidiaries for 2014 is R$2,616.7 million, of which:

•

R$1,308.7 million is for generation and transmission, including R$409.8 million for the construction of the Colíder Hydroelectric Plant and R$316.0 million for the construction of the Baixo Iguaçu Hydroelectric Plant;

•	R$859.9 million is for distribution;
•	R$80.0 million is for our telecommunication business; and
•	R$331.8 million is for new businesses.

Our following subsidiaries also budgeted their own capital expenditures for 2014, as described below:

•	Compagas: R$79.3 million;
•	Araucária: R$5.9 million; and
•	Elejor: R$8.3 million.

Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2013 was our operating activities. Net cash provided by operating activities was R$1,337.6 million in 2013, compared with R$1,419.4 million in 2012. In 2014, we expect to finance our liquidity and capital requirements primarily with cash provided by our operations and through debt financing from BNDES and in the Brazilian capital markets.

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

Our total outstanding loans and financing (including debentures) at December 31, 2013 totaled R$4,531.7 million. Approximately R$64.8 million of the total debt outstanding at December 31, 2013 was denominated in U.S. dollars. For more information on the terms of these loans and financings, see Notes 21 and 22 to our consolidated financial statements. Our major loans and financing arrangements are:

•

On October 30, 2012, Copel Distribuição issued R$1,000.0 million in five-year non-convertible debentures, all of which were subscribed for by Banco do Brasil S.A. These debentures have an interest rate equal to CDI + 0.99% per year, with semiannual interest payments.

•	We have R$179.8 million in outstanding debt with Eletrobras (i) for the Salto Caxias plant and (ii) under government programs to finance distribution projects.
•

We have R$1,603.0 million of outstanding debt with Banco do Brasil (not including the debentures listed above), consisting of financings we contracted to pay debentures issued in 2002, 2005 and 2006, as well as a September 2010 fixed-rate credit agreement.

•

On December 26, 2013, the wind farms we acquired from Salus, which are now wholly owned subdiaries of Copel, issued R$150.0 million in promissory notes, which were underwritten by Banco do Brasil S.A., with an interest rate of CDI + 0.9% per annum and a maturity of six months, to be paid at the end of the period. We plan to refinance these notes by issuing non-convertible debentures in the amount of R$330.0 million, with an interest of CDI +0.9% per year and a 12-month maturity.

•

BNDES has provided a loan to Copel of R$339 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES and Banco do Brasil until full repayment of the loan. As of December 31, 2013, we had an aggregate of R$321.2 million in outstanding debt with BNDES and Banco do Brasil under this facility.

•

In December 2011 we entered into a financing contract with BNDES in the total value of R$44.7 million for the construction of Transmission Line Foz do Iguacu - Cascavel Oeste, with a 14 years term. As of December 31, 2013, we had an aggregate of R$39.5 million

•

In September 2012, we entered into a financing contract with BNDES in the total value of R$73.1 million for the construction of SHP Cavernoso II. As of December 31, 2013, we had an aggregate balance of R$67.3 million of debt related to this contract.

•

In December 2013, we received approval for BNDES financing of UHE Colíder in an aggregate amount of R$1,041.2 million. As of December 31, we had received R$840.1 million of this amount, with the remaining disbursements to be made in accordance with the construction schedule. Additionally, BNDES approved to finance the Cerquilho III transmission substation in the amount of R$17 million, which was disbursed in a single installment. As of December 31, 2013, the aggregate balance of the two contracts totaled R$858.4 million.

•

FINEP: in November 2010, a loan agreement in amount of R$52.2 million was signed by Copel Telecomunicações S.A. to partially support the BEL – Extra Broadband project. By December 31, 2012, two installments of R$25.8 million were drawn. As of December 31, 2013, we had an aggregate outstanding balance of R$38.9 million.

In addition, we have obtained approval from the CMN to apply for BNDES financing for several projects (TL Araraquara II, Taubaté, TL Londrina-Figueria, TL Assis- Paraguaçu and Wind Farms) and additional infrastructure work related to the 2014 FIFA World Cup. These loan requests are being analyzed by BNDES.

We are party to several legal proceedings that could have a material adverse impact on our liquidity if the rulings are adverse to us. In addition, we are contesting a determination by ANEEL that would require us to pay additional amounts for energy we purchased for resale during the electricity-rationing period in 2001 and the first quarter of 2002. We are also involved in several lawsuits, including challenges to the legality of certain federal taxes, which have been assessed against us, claims by industrial customers that certain increases in electricity tariffs from March through November 1986 were illegal and several labor related claims. These contingencies are described in “Item 8. Financial Information—Legal Proceedings”. If any of these claims are decided against us either individually or in the aggregate, they could have a material adverse effect on our liquidity and our financial condition.

Contractual Obligations

In the table below, we set forth certain of our contractual obligations as of December 31, 2013, and the period in which such contractual obligations come due.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ million)
Contractual obligations:
Loans and financing	4,473.7	1,130.9	1,348.2	505.7	1,488.9
Debentures	1,675.6	176.2	856.8	642.6	-
Suppliers(1)	1,146.2	1,053.9	92.3	-	-
Purchase obligations(2)	95,838.9	3,404.6	8,696.1	3,539.3	80,198.9
Concession payments(3)	2,401.5	52.1	116.7	129.5	2,103.2
Eletrobras ‒ Itaipu	9,823.1	699.5	2,608.4	998.0	5,517.2
Post-employment benefits(4)	15,795.7	517.7	1,079.8	1,705.6	12,492.6
Total	131,154.7	7,034.9	14,798.3	7,520.7	101,800.8

(1)     Mainly consists of gas supplied by Petrobras to the Araucária Thermoelectric Plant.

(2)     Consists of binding power purchase commitments.

(3)     Payments to the federal government arising from Elejor, Mauá and Colíder facilities concession agreement.

(4)     For more details, see Note 23 to our consolidated financial statements.

We are also subject to risks with respect to tax, labor and civil claims and have provisioned R$1,266.1 million for accrued liabilities for legal proceedings related to these claims as of December 31, 2013. For more information, see “Item 8. Financial Information—Legal Proceedings” and Notes 13 and 28 to our consolidated financial statements.

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

•         a Board of Executive Officers, which consists of five members.

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

The terms of the current members of the Board of Directors expire in December 2014. The current members are as follows:

Name	Position	Since
Mauricio Schulman	Chairman	2011
Lindolfo Zimmer	Director	2011
Marco Aurelio Rogeri Armelin	Director	2013
Luiz Eduardo da Veiga Sebastiani	Director	2014
José Richa Filho	Director	2011
Mauricio Borges Lemos	Director	2013
Carlos Homero Giacomini	Director	2011
Natalino das Neves	Director	2013
Ney Amilton Caldas Ferreira	Director	2012

The following are brief biographies of the current members of our Board of Directors:

Maurício Schulman. Mr. Schulman is 84 years old. He received a degree in civil engineering from Universidade Federal do Paraná and a specialization degree in business administration. Mr. Schulman has also taken additional courses in electricity and economy in France. Previously, Mr. Schulman served as Chief Corporate Management Officer and Chief Executive Officer at Eletrobras; served as Chairman at Eletrobras, Light S.A. and of the Brazilian Committee at the Comissão de Integração Energética Regional - CIER; served as Chief Administrative Officer at Companhia de Desenvolvimento Econômico do Paraná – Codepar, Banco Nacional de Habitação – BNH and Federação Nacional dos Bancos ‒ Fenaban (National Bank Federation). He also was State Secretary of the Treasury in the State of Paraná. Mr. Maurício Schulman was appointed by the State of Paraná.

Lindolfo Zimmer. Mr. Zimmer is 73 years old. He received a degree in economic engineering and industrial management from Universidade Federal do Rio de Janeiro and in mechanical engineering and economics from Universidade Federal do Paraná . He has a MBA in marketing from Fundação Getúlio Vargas – FGV-PR. Previously, Mr. Zimmer served as Chief Executive Officer of Dobreve Energia S.A. – Desa, where he also was a member of its board of directors; advisor at Instituto de Engenharia do Paraná ‒ IEP (State Engineering Institute) and at Federação das Indústrias do Paraná – Fiep (Industries Federation of the State of Paraná) at the Social Responsibility Thematic Council; Chief Marketing Officer at Companhia Paranaense de Energia ‒ Copel (2000 to 2003); Chief Operation Officer at Copel (1995 to 1999); Chief Engineering and Construction Officer at Copel (1979 to 1982); Chairman of the Management Committee at Copel Telecomunicações and Copel Transmissão S.A.; member of the Management Committee at Copel Geração S.A. and Copel Distribuição S.A.; Chief Official for Special Works ‒ Foz do Areia Power Plant; manager of the Electromechanical Engineering Department at Foz do Areia Power Plant; manager of Mechanical Maintenance and Mechanical Engineering Divisions at Copel; engineer at Salto Osório Power Plant ‒ Copel; manager at Capivari-Cachoeira Power Plant; technical director at Inepar S.A.; department manager at Eletrobras S.A.; vice-president at Instituto Pró-Cidadania de Curitiba; and the Government Secretary for the Municipality of Curitiba. Mr. Zimmer was appointed by the State of Paraná.

Marco Aurélio Rogeri Armelin. Mr. Armelin is 42 years old. He received a degree in Electrical Engineering from Escola Politécnica da Universidade de São Paulo (1994). Mr. Armelin is founding partner of Una Capital Ltda./DEC Investimentos Ltda. Previously, he was responsible for the variable income at M&Safra (2004 to 2005) and at Banco Itaú BBA S.A. (2001 to 2004). Mr. Armelin also acted as a member of the Board of Directors at Mahle Metal Leve (2009-2011) and a member of the Fiscal Council at Fosfértil (2006-2007) and at Metalúrgica Gerdau (2009-2010). Mr. Armelin has been appointed by the minority shareholders.

Luiz Eduardo da Veiga Sebastiani.. Mr. Sebastiani is 54 years old. Economist, Luiz Eduardo da Veiga Sebastiani was Chief Financial and Investor Relations Officer of Companhia Paranaense de Energia - Copel (2012-2013); Chief of Staff of Paraná State Government (2012); Member of the Fiscal Council of Companhia Paranaense de Energia - Copel (2011-2012); Member of the Fiscal Council of Companhia de Saneamento do Paraná - Sanepar (Sanitation Utility Company) (2011-2012); Secretary of Management and Provision for the State of Paraná (2011-2012); Municipal Secretary of Finance in Curitiba (2005-2010); Board member and  State of Paraná representative at the Conselho Federal de Economia - Cofecon (Federal Economy Council), among other relevant activities, always within the financial management. He is currently the State Secretary of Finance in Paraná. Mr. Sebastiani has been appointed by the State of Paraná.

José Richa Filho. Mr. José Richa is 51 years old. He has a bachelor’s degree in civil engineering from Universidade Católica do Paraná and a graduate degree in public management from Sociedade Paranaense de Ensino e Informática. Previously, Mr. José Richa was Chief Administrative and Financial Officer at the Departamento de Estradas de Rodagem ‒ DER-PR (State Body for Roads); Chief Administrative and Financial Officer at Agência de Fomento do Paraná S.A. (State Development Agency); and Management Secretary of the Municipality of Curitiba. Mr. José Richa was appointed by the State of Paraná.

Maurício Borges Lemos. Mr. Lemos is 64 years old. He has a degree in Economics from Universidade Federal de Minas Gerais and a Doctorate and a Master’s degree in Economics from Universidade Estadual de Campinas - Unicamp. Mr. Lemos is currently a chief officer in the areas of management, finance and indirect operations at Banco Nacional de Desenvolvimento Econômico e Social - BNDES. Previously, Mr. Lemos acted as a member of Copel’s Board of Directors (2003) and as the Municipal Secretary responsible for the Coordination of the Social Politics of the city of Belo Horizonte, in Minas Gerais (2001-2002). Mr. Lemos was appointed by BNDES Participações S.A. – BNDESPAR

Carlos Homero Giacomini. Mr. Giacomini is 60 years old. He has a master’s degree in Public Health form Universidade Estadual de Londrina – UEL; a specialization in Pediatrics, with residency at Hospital Evangélico do Paraná and a degree in Medicine from Faculdade Evangélica de Medicina do Paraná. Mr. Giacomini was Chairman of Instituto Municipal de Administração Pública - Imap; Municipal Secretary of Planning and Coordination at Curitiba Municipality; Director at Hospital Oswaldo Cruz; Director of Planning and Chief Official at Imap; Chairman at Instituto de Previdência dos Servidores do Município de Curitiba - IPMC; and Municipal Secretary of Human Resources at Curitiba Municipality. Mr. Giacomini was appointed by the State of Paraná.

Natalino das Neves. Current position; Member of the Board of Directors of Companhia Paranaense de Energia - Copel, elected at the 58th Ordinary Shareholders’ Meeting, held on April 25, 2013, to the 2013-2015 term of office; Supplies Logistics Management of Companhia Paranaense de Energia - Copel; and Writer. Professional background: Manager of Departamento de Gestão e Planejamento de Serviços of Companhia Paranaense de Energia - Copel (2006 to 2013); Manager of Divisão de Serviços Corporativos of Companhia Paranaense de Energia - Copel (january to march 2014); Professor of the disciplines: organizational culture and climate, corporate sociology, philosophy and theology subjects (2011). Member of the Committee of Research, Development and Innovation (PD&I) of Copel (2008 to 2010); Member of the Board of Directors of Companhia Paranaense de Energia - Copel (2002 to 2003 and 2005 to 2006); Member of the deliberative council of Fundação Copel (2000 to 2004); Manager at Copel agencies in Imbituva and Prudentopolis, State of Parana (1996 to 1999); and High school teacher (1996 to 2001). Educational background: Master’s Degree in Tecnology, from Universidade Tecnológica Federal do Paraná - UTFPR (2011); Master’s Degree in Theology, from Pontifícia Universidade Católica do Paraná - PUC-PR (2010); Specialization in Planning, Operation and Marketing in the Electric Power Industry from Universidade Federal do Paraná - UFPR (2004); Specialization in management accounting from Universidade Estadual do Centro-Oeste - Unicentro (2002); Degree in Theology from Faculdade Teológica Batista do Paraná - FTBP (2005); and Degree in Accounting and Statistics from Faculdade Teológica Batista do Paraná - FTBP (2005).

Ney Amilton Caldas Ferreira. Mr. Ferreira is 61 years old. He has a post-degree in business management from Universidade Católica do Paraná and has a bachelor degree in business management and foreign trade from Faculdade Positivo. Mr. Ferreira was chairman of the Civil House of the State of Paraná and representative of the Social Security National Institute – INSS at the State of Paraná and acted in several functions in the municipality of Guarapuava, including as interim mayor of the city. In the past seven years, Mr. Ferreira acted as the CEO of Companhia de Desenvolvimento Agropecuário do Paraná – CODAPAR. Mr. Ferreira was appointed by BNDES Participações S.A. – BNDESPAR.

Board of Executive Officers

Our Board of Executive Officers meets weekly and is responsible for the daily management of the Company. Each Executive Officer also has individual responsibilities established by our bylaws.

According to our bylaws, our Board of Executive Officers consists of five members. The Executive Officers are elected by the Board of Directors for three-year terms but may be removed by the Board of Directors at any time. Under the Shareholders’ Agreement, BNDESPAR has the right to appoint one member to the Board of Executive Officers. The terms of the current members of the Board of Executive Officers expire in December 2014. The current members are as follows:

Name	Position	Since
Lindolfo Zimmer	Chief Executive Officer	2011
Marcos Domakoski	Chief Business Management Officer	2013
Antonio Sergio de Souza Guetter	Chief Financial and Investor Relations Officer	2014
Jonel Nazareno Iurk	Chief Business Development Officer	2013
Denise Campanholo Busetti Sabbag	Chief Institutional Relations Officer	2013

The following are brief biographies of the current members of our Board of Executive Officers:

Lindolfo Zimmer. Mr. Zimmer is 73 years old. Mechanical Engineer and an Economist, Lindolfo Zimmer held important positions throughout his professional career at Copel: as Chief Marketing Officer (2000 to 2003), Chief Operation Officer (1995 to 1999), Chief Engineering and Construction Officer (1979 to 1982) and Chairman of the Management Committee at Copel Telecomunicações S.A. and Copel Transmissão S.A. He had been recently working in the private sector as Chief Executive Officer of Dobreve Energia S.A. - Desa.

Marcos Domakoski. Mr. Domakoski is 61 years old. Civil Engineer, Mr. Domakoski has a Master degree in Management. He held important positions throughout his career as a Chairman of the Board of Directors at Copel Geração e Transmissão S.A. since 2013. Member of the Board of Directors at Instituto de Tecnologia para o Desenvolvimento - Lactec since 1998, Vice-President of Movimento Pro-Parana since 2012, Partner of MDD Papéis since 1987. He was Professor at Universidade Federal do Paraná (1981 to 2009), Member of the Board of Directors at Banco Regional de Desenvolvimento do Extremo Sul - BRDE (2003 to 2004), Signatory of the UN Global Compact since 2003, Chief Executive Officer of Associação Comercial do Paraná (2000 to 2004); Member of the Board of Directors of Instituto Brasileiro de Qualidade e Produtividade - IBQP (2000 to 2004), Chief Administrative and Financial Officer at Cia. Melhoramentos de São Paulo - Indústria de Papel (1986 a 1987), Chief Financial Officer at Santa Maria Cia. Papel e Celulose (1984 to 1986) and Vice-president at Rio Branco Cia. de Seguros (1982 to 1983).

Antonio Sergio de Souza Guetter. Mr Guetter is 52 years old. As a civil engineer, he held important positions throughout his career: he was Chief Executive Officer at Copel Renováveis S.A. (2014), Chief Executive Officer at Fundação Copel de Assistência e Previdência Social (2013), Chief Management and Social Security Officer at Fundação Copel de Assistência e Previdência Social (2011-2012), Manager of Programa Tecnoparque at Curitiba Municipality where he consolidated the first urban technopark in Brasil (2008), Chief Information Technology Official at Copel (2003-2004), member of the Board of Directors at Associação Brasileira de Produtores Independentes de Energia - Apine (2002) and Chief Officer at Copel Participações S.A. (2001-2002). He has an Executive MBA in Finance (from ISPG) and in Administration (from PUC/ISAD), in addition to holding degrees in several areas, such as Marketing and Strategic Management (Texas University - 1998), Quality (JUSE - Japanese Union of Scientists and Engineers - 1999), Management and Planning (Drexel University of Philadelphia - 2000) and Finance (New York University - 2001 and Wharton School - 2012).  Mr. Guetter has been our Chief Financial and Investor Relations Officer since March 12, 2014.

Jonel Nazareno Iurk. Mr. Iurk is 60 years old. Mr. Iurk has a master’s degree in Soil Science and in River Basin Management from the Universidade Federal do Paraná (2005); a specialization degree in Management and Environmental Engineering from Universidade Estadual do Paraná (1999), and bachelor’s degrees in Mathematics (1975) and in Civil Engineering (1978) from Universidade Estadual de Ponta Grossa. Mr. Iurk held the position of State Secretary of Environment and Natural Resources of the State of Paraná (2011-2013) and acted as the manager of the Environmental and Natural Resources State Policies.

Denise Campanholo Busetti Sabbag. Mrs. Sabbag is 52 years old. Civil Engineer, Mrs. Denise Campanholo Busetti Sabbag held important positions throughout her career: she was Chief official of regulatory corporate matters coordination at Copel (2011 to 2013); Advisor to the board of direction (2010); Energy commercialization and regulation analyst (2007 to 2010); Technical analyst (2005 to 2006); and Civil engineer (1984 to 2004).

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

The following table lists the current and alternate members of the Fiscal Council, who were appointed at the 59th annual shareholders' meeting held on April 24, 2014, and whose terms expire in April 2015.

Name	Since
Joaquim Antonio Guimarães de Oliveira Portes – Chairman	2011
Nelson Leal Junior	2013
José Tavares da Silva Neto	2011
Carlos Eduardo Parente de Oliveira Alves	2012
Vacant	-
Alternates	Since
Osni Ristow	2011
Roberto Brunner	2011
Gilmar Mendes Lourenço	2013
Bruno Cabral Bergamasco	2013
Flavio JarczunKac	2013

Audit Committee

Pursuant to Rule 10A-3 under the Exchange Act and our bylaws, our Audit Committee is composed of at least three members of our Board of Directors, each of whom serves a term of two years, and may be re-elected. Pursuant to the Audit Committee charter, the Audit Committee members are appointed by, and may be replaced by, a resolution taken by our Board of Directors. Since April 24, 2014, the members of the Audit Committee are Mr. José Richa Filho and Carlos Homero Giacomini. There is a vacant position in the Audit Committee. All of the members of the Audit Committee are members of our Board of Directors. The Audit Committee is responsible for helping to prepare our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the effectiveness of our internal control and risk management procedures and staff.

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

Compensation of Directors and Officers

For the year ended December 31, 2013, the aggregate amount of compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Fiscal Council was R$11.1 million, of which 87% was for our Board of Executive Officers, 8% was for our Board of Directors, and 5% was for our Fiscal Council, as approved by our 58th annual shareholders’ meeting held on April 25, 2013.

We have no service contracts with our directors providing for benefits upon termination of employment.

Employees

At December 31, 2013, we had 8,647 employees, compared to 9,468 employees at December 31, 2012 and 9,400 employees at December 31, 2011. Including employees at Compagas, Elejor and UEG Araucária Ltda. (companies in which we have a majority stake) we had 8,817 employees by the end of 2013.

The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
Area	2013	2012	2011
Generation and transmission	1,448	1,188	1,138
Distribution	6,069	6,241	5,926
Telecommunications	360	340	346
Corporation staff and research and development	755	1,668	1,969
Other employees	15	31	21
Total employees of Copel wholly-owned subsidiaries	8,647	9,468	9,400
Compagas	152	143	128
Elejor	8	8	7
Araucária	10	10	10
Total	8,817	9,629	9,545

All of our employees are covered by collective bargaining agreements that we renegotiate annually with the unions that represent the various employee groups. In 2013, we negotiated and signed labor agreements with the unions representing our employees. These new bargaining agreements became effective in October and will be in place for a one-year term. We agreed to salary increases of 7% in 2013 compared to 2012 salaries.

We provide a number of benefits to our employees. The most significant is our sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2013, approximately 99% of our employees had elected to participate in a defined contribution plan.

In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement between an employee committee and us. An employee’s receipt of compensation is conditioned on the company meeting certain benchmarks described in the above-mentioned agreement, as confirmed in our published year-end financial statements. The amount of profit-sharing distributions provisioned and approved for the 2013 fiscal year (including Compagas) was R$80.0 million. The amount of profit-sharing distributions accrued and approved for the 2012 fiscal year (including Compagas) was R$29.9 million, a decrease of 37.7% when compared with the 2011 distribution, which totaled R$48.1 million. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

Between March 2011 and December 2012, we had a voluntary retirement program (“PSDV”) in order to reduce costs and to prepare a retiree’s successor. Pursuant to the plan, an employee who had worked at least 20 years at Copel and was at least 50 years of age could opt to join the program by December 31, 2012, and will have up to 12 months to prepare his successor. The total cost of this program (2011 and 2012) was approximately R$206.2 million. A total of 1021 employees joined the program and had left the company between 2011 and 2013.

On November 1, 2013, we launched another retirement incentive program (“PDI”), in which an employee who had worked at least 20 years at Copel and was at least 50 years of age could join. The deadline for joining the program is the end of the month following the date on which the employee qualifies under the following requirements: 55 years of age and a contribution period to INSS equal to or greater than 35 years for men and 30 years for women, the deadline for opting out is up until 60 days after the accession date. Until 2013, 180 people opted out at a total cost of R$27.5 million.

Share Ownership

As of March 31, 2014, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. At December 31, 2013, the State of Paraná directly owned 58.6% of the Common Shares, and BNDESPAR owned directly and indirectly 26.4% of the Common Shares.

The following table sets forth certain information regarding the ownership of our Common Shares at December 31, 2013.

Shareholder	Common shares
	(thousands)	(% of total)
State of Paraná	85,029	58.6
BNDESPAR	38,299	26.4
Eletrobras	1,531	1.1
Public Float – ADSs	92	0.1
Public Float – BM&FBovespa	19,785	13.7
Other	295	0.1
All directors and officers as a group(1)	-	–
Total	145,031	100.0

 (1)     Our directors and officers hold an aggregate of 12 Common Shares.

The following table sets forth certain information regarding the ownership of our Class B Shares at December 31, 2013.

Shareholder	Class B Shares
	(thousand)	(% of total)
State of Paraná	14	–
BNDESPAR	27,282	21.3
Eletrobras	–	–
Traded as ADSs	33,924	26.5
Traded in the BM&FBovespa Market	66,922	52.1
Other	99	0.1
All directors and officers as a group	2	–
Total	128,243	100.0

As of March 31, 2014, 2.3% of the Common Shares and 22.0% of the Class B Shares were held by 292 holders that reside in the United States and have registered with the Companhia Brasileira de Liquidação e Custódia (“CBLC”). At the same date, the ADSs represented 0.1% of the Common Shares and 26.8% of the Class B Shares, and together, approximately 12.6% of our total share capital. By March, 2014, our shareholders had voted to convert 284 Class A Shares into Class B shares.

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

•         constitution of reserves, funds or accounting provisions that affect the rights and interests of minority shareholders;

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

Transactions with Shareholders

The following summarizes the most significant transactions with our principal shareholders:

Government of the State of Paraná

The State of Paraná owns 58.6% of our Common Shares. We had accounts receivable from the government of the State of Paraná under the CRC Account agreement in the amount of R$1,380.6 million at December 31, 2013. The outstanding balance bears interest of 6.7% per year and is adjusted in accordance with the IGP-DI inflation index. We recorded interest income and monetary variation receivable from the government of the State of Paraná under the CRC Account of R$159.3 million in 2013. For more information, see “Item 5. Operating and Financial Review and Prospects—Overview—Impact of the CRC Account”. We also had ICMS payables in the amount of R$184.4 million as of December 31, 2013. ICMS expenses during 2013 amounted to R$2.2 billion.

BNDES and BNDESPAR

BNDESPAR, a wholly-owned subsidiary of BNDES, owns 26.4% of our Common Shares and has the right to appoint two members to our Board of Directors.   BNDES has provided a loan to Copel of R$339 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES and Banco do Brasil until full repayment of the loan. As of December 31, 2013, we had an aggregate of R$321.2 million in outstanding debt with BNDES and Banco do Brasil under this facility.

Fundação Copel

Fundação Copel is a closed pension fund sponsored by Copel, Compagas and other entities that runs and operates benefit plans, welfare and social assistance. In 2013, Copel made payments to Fundação Copel consisting of: (i) rental in amount of R$12.3 million and (ii) R$176.2 million for expenditure on pension and welfare plans.

Transactions with Affiliates

Dona Francisca Energética S.A.

We own 23.0% of the total issued and outstanding share capital of Dona Francisca Energética S.A. We had accounts payable in the amount of R$6.3 million as of December 31, 2013. We provided guaranties to Dona Francisca in connection with loans obtained from Banco Bradesco S.A., and to BNDES, in an amount proportionate to our interest in Dona Francisca. The outstanding balance of the loans and financing was R$3.4 million as of December 31, 2013.

We have a power purchase agreement with Dona Francisca, valued at R$72.0 million annually, which obligates Copel Geração e Transmissão to purchase 100.0% of the energy generated at Dona Francisca until March 2015.

Item 8. Financial Information.

See pages F-1 through F-137.

Legal Proceedings

We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our consolidated financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. At December 31, 2013, our provisions for such risks were R$1,266.1 million, which we believe to be sufficient to meet probable and reasonably estimated losses in the event of unfavorable rulings relating to the legal proceedings in which we are a party. However, we cannot assure you that these provisions will be sufficient.

As of December 31, 2013, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims that cannot be evaluated in the current stage of proceedings, classified as possible losses, was approximately R$2,888.0 million, of which R$342.9 million correspond to labor claims; R$98.0 million to employee benefits; R$56.2 million to regulatory claims; R$1,006.8 million to civil claims; and R$1,384.1 million to tax claims. For more information, see Note 28 to the consolidated financial statements.

ANEEL Determinations

We are contesting a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2013, approximately R$1,549 million in relation to energy purchased from Itaipu during the energy rationing period that occurred in 2001, when there was a significant difference between the purchase price of Itaipu energy and energy sold in the spot market. Our management believes that losses resulting from the final ruling of this claim are remote and therefore we have no provision relating to this matter. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2013, we had provisions of R$40.4 million to cover probable losses related to these other lawsuits.

Tax and Social Contribution Claims

During the second half of 2010, two lawsuits were decided before the Federal Regional Court (Tribunal Regional Federal) in favor of the federal government, reversing the prior judgment that recognized our immunity regarding the payment of COFINS tax. As a result, the Federal Internal Revenue Service (Receita Federal) issued an infraction notice demanding the payment of COFINS tax from the periods between August 1995 and December 1996, and between October 1998 and June 2001. As of December 31, 2013, we had provisioned R$48.8 million and R$194.3 million for each period, respectively, for a total provision of R$243.1 million to cover probable losses related to these lawsuits.

We are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions for the period between 2000 and 2006. In these proceedings, we estimate the value of our probable loss to be R$22.0 million.

Labor Related Claims

We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2013, we have provisioned R$290.9 million to cover probable losses related to these lawsuits.

Regulatory

We are disputing certain regulatory and legal proceedings in connection with ANEEL’s allegations that we violated regulatory standards related to the duration and frequency of power outages experienced by our Final Customers. As of December 31, 2013, we have provisioned R$51.5 million to cover probable losses related to these proceedings.

Additional Claims

We are party to several lawsuits related to accidents involving equipment used in our electricity transmission and distribution systems, vehicle accidents and lawsuits for recovery of commissions by Tradener (more information see Note 28.1.4(b) of our consolidated financial statements). As of December 31, 2013, we have provisioned R$197.8 million to cover probable losses related to these lawsuits.

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

We filed a lawsuit in November 2005 in the local courts in Curitiba seeking to annul the decision of the arbitration panel. Subsequently, Rio Pedrinho and Salto Natal filed judicial execution proceedings seeking to require that we pay them the awards granted by the arbitration. As of December 31, 2013, we had provisions of R$64.8 million to cover probable losses related to this proceeding.

As the result of a November 2004 lawsuit filed by Ivaí Engenharia de Obras S.A. (“Ivaí”), we were ordered to pay R$180.9 million based on a claim by Ivaí that amounts paid by us were insufficient to cover Ivaí’s costs related to Ivaí’s construction work on the Rio Jordão project. We appealed this decision and were partially successful, avoiding the application of the SELIC interest rate in addition to the penalty interest. We were granted an injunction to suspend this payment, which also resulted in the suspension of the provisional enforcement then brought by Ivaí. As of December 31, 2013, we had provisions of R$312.8 million to cover probable losses related to this proceeding.

We are party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines. As of December 31, 2013, we have provisioned R$ 10.6 million to cover a probable losses related to these lawsuits.

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

In accordance with Brazilian Corporate Law, we must maintain a legal reserve, to which we must allocate a minimum of 5% of our net profits for each fiscal year until such reserve reaches an amount equal to 20.0% of our capital stock (calculated in accordance with Brazilian Corporate Law). However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders in a shareholders’ meeting and may be used only for the increase of our capital stock or compensation of losses. At December 31, 2013, our legal reserve was R$624.8 million, or approximately 9.0% of our capital stock at that date.

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

The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity for the periods indicated.

Year	Payment date	Distribution (R$ thousands)	Payment per share (R$)
			Common	Preferred A	Preferred B
2009	May 2010	249,459	0.86965	1.62979	0.95679
2010	May 2011	281,460	0.98027	2.52507	1.07854
2011	May 2012	421,091	1.46833	2.52507	1.61546
2012	May 2013	268,554	0.93527	2.52507	1.02889
2013(1)	May 2014	560,537	1.95572	2.52507	2.15165

(1) Antecipation of part of Dividends and Interest on Equity – JCP in December 2013 (R$145.0 million in dividends and R$180.0 million in Interest on Equity).

The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity, translated into US$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (US$ thousands)	Payment per thousand shares (US$)
			Common	Preferred A	Preferred B
2009	May 2010	143,268	0.49945	0.93602	0.54950
2010	May 2011	168,923	0.58833	1.51547	0.64731
2011	May 2012	224,486	0.78278	1.34613	0.86121
2012	May 2013	131,419	0.45768	1.23566	0.50349
2013(1)	May 2014	239,280	0.83485	1.07789	0.91849

(1) Antecipation of part of Dividends and Interest on Equity – JCP in December 2013 (R$145.0 million in dividends and R$180.0 million in Interest on Equity).

Item 9.   The Offer and Listing

The principal trading market for the Class B Shares is the BM&FBovespa market, which is maintained by BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”). On March 31, 2014, approximately 2,830 shareholders owned our Class B Shares.

The following table sets forth the reported high and low closing sale prices for the Class B Shares on the São Paulo Stock Exchange for the periods indicated.

	Price per Class B Shares
	High	Low
	(R$)
2009	39.00	21.10
2010	44.60	33.00
2011	46.50	31.93
2012	48.29	26.40
1st Quarter	45.52	37.30
2nd Quarter	48.29	39.92
3rd Quarter	44.32	32.31
4th Quarter	33.31	26.40
2013	37.01	26.21
1st Quarter	33.22	27.97
2nd Quarter	37.01	26.21
3rd Quarter	31.50	27.49
4th Quarter	33.40	29.85
2014, up to April 15, 2014
1st Quarter	31.53	23.64
January	31.05	27.70
February	27.28	23.64
March	29.81	24.75
2nd Quarter
April	31.53	29.30

In the United States, the Class B Shares trade in the form of ADSs, each representing one Class B Share (as a result of the reverse stock split), issued by The Bank of New York Mellon, as depositary ( “Depositary”) pursuant to a Deposit Agreement (“Deposit Agreement”) between Copel, the Depositary and the registered holders and beneficial owners from time to time of the ADSs. The ADSs trade under the symbols ELP and ELPVY. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

U.S. dollars per ADS

	High	Low
	(US$)
2009	22.52	8.32
2010	26.28	18.07
2011	29.41	17.80
2012	26.03	17.25
1st Quarter	26.03	20.44
2nd Quarter	25.25	19.93
3rd Quarter	21.97	15.93
4th Quarter	16.42	12.75
2013	18.05	11.77
1st Quarter	16.77	14.05
2nd Quarter	18.05	11.77
3rd Quarter	14.09	11.84
4th Quarter	14.64	12.72
2014, up to April 15,2014
1st Quarter	14.30	9.97
January	13.23	11.46
February	11.16	9.97
March	13.11	10.46
2nd Quarter
April	14.30	13.07

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

Annex V to CMN Resolution 1,289 ( “Annex V Regulations”) allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADS program is duly registered with the Central Bank and the CVM.

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

Pursuant to Central Bank Resolution 3,845, the withdrawal of Class B Shares upon cancellation of ADSs requires simultaneous exchange transactions in the event the investor decides not to dispose of those Class B Shares. The simultaneous exchange transactions are required in order to obtain a certificate of registration of Class B Shares with the Central Bank. This transaction will be subject to tax in Brazil. For more information, see “Taxation—Brazilian Tax Considerations—Other Brazilian Taxes”.

Thereafter, any holder of Class B Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Class B Shares, unless such holder obtains his own electronic registration. A holder that obtains an electronic registration may be subject to less favorable Brazilian tax treatment than a holder of ADSs. For more information, see “Taxation—Brazilian Tax Considerations”.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2013 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2014 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

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

Dividends and Paying Agents

Entitlement to dividends arises on the date of acquisition of our shares or ADS. For a description of restrictions related to payments of dividends to foreign investors, see “Memorandum and Articles of Association—Regulation of and Restrictions on Foreign Investors” and “Exchange Controls”. The Depositary will distribute dividends and other distributions to the holders of our ADSs.

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

See Note 34.2 to our consolidated financial statements for disclosure about market risk.

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

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2013, this amount was US$537.9 thousand.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

(a)   Disclosure Controls and Procedures

We have carried out an evaluation under supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. Our disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives.

Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2013 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management as appropriate in order to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2013. In making this assessment, it used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

KPMG Auditores Independentes, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of December 31, 2013.

Changes in Internal Controls

                The management of the Company identified no change in its internal control over financial reporting during the fiscal year ended December 31, 2013, that has materially affected or is reasonably likely to materially affect its internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has reviewed the qualifications and backgrounds of the members of the Audit Committee and determined that José Richa Filho is an “audit committee financial expert” within the meaning of Item 16A. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Audit Committee”.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

KPMG Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2013, 2012 and 2011.

The table below sets forth the total amount paid to KPMG Auditores Independentes for services performed in 2013, 2012 and 2011, and breaks down these amounts by category of service:

	Year ended December 31,
	2013	2012	2011
	(R$ million)
Audit fees	1.4	1.3	1.2
Audit-related fees	–	–	–
Tax fees	–	–	–
All other fees	–	–	–
Total	1.4	1.3	1.2

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

Our shareholders amended our bylaws to establish an Audit Committee composed of at least three board members (all of which satisfy the independence requirements set forth in Rule 10A-3 under the Exchange Act), each of who serves a term of two years, and may be re-elected. Pursuant to the Audit Committee Charter, the Audit Committee members are appointed by, and may be replaced by, the Board of Directors. All of the members of the Audit Committee are members of our Board of Directors.

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

Copel does not have formal governance guidelines that address all of the matters specified in the NYSE rules. However, Copel has adopted corporate governance guidelines that follow the model proposed by the Instituto Brasileiro de Governança Corporativa - IBGC (Brazilian Institute of Corporate Governance).

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

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-137.

Item 19. Exhibits

1.1	Amended and Restated By-laws of the Company dated as of October,10, 2013 (English translation).
2.1

Deposit Agreement (preferred shares) dated as of March 21, 1996, as amended and restated as of November 21, 2007, filed with the SEC on February 12, 2009 as an exhibit to our Registration Statement on Form F-6 and in incorporated herein by reference (File No. 333-157278).

4.1

The Adjustment Agreement of August 4, 1994 between the State of Paraná and Companhia Paranaense de Energia ‒ Copel ( “Adjustment Agreement”) (incorporated by reference to our Form F-1 333-7148, filed with the SEC on June 30, 1997) and the Deed of Amendment to the Adjustment Agreement (Quarto Termo Aditivo ao Termo de Ajuste celebrado em 21 de janeiro de 2005) (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed with the SEC on June 30, 2006) (File No. 001-14668).

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

A-3 Auctions: The denomination of electricity auctions for new generation projects being held in the regulated Brazilian market in the third year before the initial delivery date.

A-5 Auctions: The denomination of electricity auctions for new generation projects being held in the regulated Brazilian market in the fifth year before the initial delivery date.

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

ADRs: American Depositary Receipts.

ADSs: American Depositary Shares, each representing one Class B Share.

ANATEL: The Brazilian National Telecommunication Agency, or the Agência Nacional de Telecomunicações.

ANEEL: The Brazilian Electricity Regulatory Agency, or the Agência Nacional de Energia Elétrica.

Annex V Regulations: Annex V to Resolution 1,289.

Annual Permitted Revenues: The annual revenue established by ANEEL to be charged by a transmission concessionaire for the use of its transmission lines by third parties, which include Free Customers, generators and distributors, or Receita Anual Permitida - RAP.

Annual Reference Value: A mechanism established by Brazilian regulation that limits the costs that can be passed through to Final Customers. The mechanism corresponds to the weighted average of the electricity prices in the A-5 and A-3 Auctions (excluding alternative energy auctions), calculated for all distribution companies.Assured Energy: Determined amount assigned to each hydroelectric plant according to the energy supply risk criteria defined by MME. The assured energy also represents the maximum energy that can be sold by the generator, which is set forth in each concession agreement, irrespective of the volume of electricity actually generated by the facility.

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

Custodian: Itaú Unibanco S.A., as custodian for the Class B Shares represented by ADSs.

Decree no. 6,306/07: Brazilian tax Decree no. 6,306 of December 14, 2007, which regulating tax on credit, exchange and insurance, or relating to securities - IOF.

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

IPCA: Índice Nacional de Preços ao Consumidor Amplo - IPCA inflation index.

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

Megavolt Ampère (MVA): One thousand volt ampéres.

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

Resolution 2,689: Resolution 2,689 of January 26, 2000 of the CMN.

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

Tax Haven Holder: A shareholder situated in tax haven jurisdictions (that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment or the beneficial owner of the income derived from transactions carried out and attributable to a Non-Brazilian Holder).

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

Companhia Paranaense De Energia – Copel

By:/s/Lindolfo Zimmer
Name: Lindolfo Zimmer
Title: Chief Executive Officer

By:/s/Antonio Sergio de Souza Guetter
Name: Antonio Sergio de Souza Guetter
Title: Chief Financial and Investor Relations Officer

Date: April 29, 2014

Companhia Paranaense de Energia - Copel

Consolidated Financial Statements as of

December 31, 2013, 2012 and 2011 and Report

of Independent Registered Public

Accounting Firms

KPMG Auditores Independentes Al. Dr. Carlos de Carvalho, 417 - 16º 80410-180 - Curitiba, PR - Brasil Caixa Postal 13533 80420-990 - Curitiba, PR - Brasil	Central Tel 55 (41) 3544-4747 Fax 55 (41) 3544-4750 Internet www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Companhia Paranaense de Energia – COPEL

We have audited the accompanying consolidated statements of financial position of Companhia Paranaense de Energia – COPEL and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013. We also have audited the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

1

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

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 3 to the financial statements, the Company has changed its method of accounting for employee benefits and joint ventures in 2013 due to the adoption of IAS 19 (2011) – Employee Benefits and IFRS 11 – Joint Arrangements.

Curitiba, Brazil

April 29, 2014

/s/ KPMG Auditores Independentes

2

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Financial Position

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note
			Restated
		12.31.2013	12.31.2012

CURRENT ASSETS
Cash and cash equivalents	4	1,741,632	1,459,217
Bonds and securities	5	389,222	635,501
Collaterals and escrow accounts	6	1,976	36,808
Trade accounts receivable	7	1,337,628	1,489,173
Dividends receivable	15	9,500	18,064
CRC transferred to the State Government of Paraná	8	85,448	75,930
Accounts receivable related to the concession	9	4,396	5,319
Accounts receivable related to the concession extension	10	352,161	356,085
Other current receivables	11	395,890	234,951
Inventories	12	139,278	124,809
Income Tax and Social Contribution	13.1	133,158	191,544
Other current recoverable taxes	13.3	70,013	49,490
Prepaid expenses	-	19,982	4,801
		4,680,284	4,681,692

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	5	120,536	128,515
Collaterals and escrow accounts	6	45,371	43,246
Trade accounts receivable	7	132,686	26,171
CRC transferred to the State Government of Paraná	8	1,295,106	1,308,354
Judicial deposits	14	675,225	574,371
Accounts receivable related to the concession	9	3,484,268	2,645,826
Accounts receivable related to the concession extension	10	365,645	717,805
Other noncurrent receivables	11	29,435	22,728
Income Tax and Social Contribution	13.1	197,659	19,995
Other noncurrent recoverable taxes	13.3	124,498	120,189
Deferred Income Tax and Social Contribution	13.2	753,413	681,285
Prepaid expenses	-	399	8,832
		7,224,241	6,297,317

Investments	16	1,187,927	568,989
Property, Plant and Equipment, net	17	7,983,632	7,871,753
Intangible Assets	18	2,035,361	1,789,152

		18,431,161	16,527,211

TOTAL ASSETS		23,111,445	21,208,903
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Financial Position

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note
			Restated
		12.31.2013	12.31.2012

CURRENT LIABILITIES
Payroll, social charges and accruals	19	239,685	384,008
Suppliers	20	1,092,239	1,131,782
Income Tax and Social Contribution Payable	13.1	297,620	170,189
Other taxes due	13.3	300,731	288,480
Loans and financing	21	957,106	261,290
Debentures	22	57,462	12,719
Dividend payable	-	18,713	204,780
Post employment benefits	23	29,983	25,819
Customer charges due	24	37,994	56,498
Research and Development and Energy Efficiency	25	127,860	159,599
Accounts payable related to concession - Use of Public Property	26	51,481	48,477
Other accounts payable	27	137,011	89,803
		3,347,885	2,833,444

NONCURRENT LIABILITIES
Suppliers	20	50,121	100,908
Other taxes due	13.3	68,402	-
Deferred Income Tax and Social Contribution	13.2	420,501	590,536
Loans and financing	21	2,366,678	1,989,588
Debentures	22	1,150,483	997,958
Post employment benefits	23	937,249	675,230
Research and Development and Energy Efficiency	25	154,721	104,561
Accounts payable related to concession - Use of Public Property	26	420,293	399,080
Other accounts payable	27	233	-
Provision for contingencies	28	1,266,127	1,155,708
		6,834,808	6,013,569

EQUITY	29
Attributable to controlling shareholder's
Capital		6,910,000	6,910,000
Equity valuation adjustments		983,159	1,214,394
Legal reserve		624,849	571,221
Profit retention reserve		3,897,833	3,337,295
Additional proposed dividends		235,498	64,474
		12,651,339	12,097,384

Attributable to non-controlling interest	29.2	277,413	264,506

		12,928,752	12,361,890

TOTAL LIABILITIES & EQUITY		23,111,445	21,208,903
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of  Income

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS	Note
			Restated	Restated
		12.31.2013	12.31.2012	12.31.2011
OPERATING REVENUES	30	9,180,214	8,493,252	7,776,165

COST OF SALES AND SERVICES PROVIDED	31	(7,037,998)	(6,540,636)	(5,457,015)

GROSS PROFIT		2,142,216	1,952,616	2,319,150

Operational expenses / income
Selling expenses	31	(95,615)	(65,659)	(113,764)
General and administrative expenses	31	(530,104)	(541,913)	(460,375)
Other operational income (expenses)	31	(403,910)	(352,551)	(439,710)
Equity in earnings of investees	16	113,606	6,685	53,253
		(916,023)	(953,438)	(961,596)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		1,226,193	999,178	1,357,554

Financial results
Financial income	32	652,363	648,321	577,427
Financial expenses	32	(372,052)	(674,971)	(351,065)
		280,311	(26,650)	226,362

Profit Before Income Tax and Social Contribution		1,506,504	972,528	1,583,916

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	13.4	(554,520)	(458,257)	(611,601)
Deferred	13.4	149,451	212,249	204,539
		(405,069)	(246,008)	(407,062)

NET INCOME		1,101,435	726,520	1,176,854
Attributed to controlling shareholders		1,072,560	700,688	1,157,690
Attributed to non-controlling interest	29.2	28,875	25,832	19,164

Basic and diluted net earning per share attributed
To parent company shareholders - in reais
Ordinary shares	29.1	3.74278	2.44350	5.33150
Class "A" Preferred shares	29.1	4.49001	4.17424	4.44350
Class "B" Preferred shares	29.1	4.11741	2.68795	4.03920
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statement of Comprehensive Income

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note
			Restated	Restated
		12.31.2013	12.31.2012	12.31.2011

NET INCOME FOR THE YEAR		1,101,435	726,520	1,176,854
Other comprehensive income
Items that will never be reclassified for profit or loss
Losses on actuarial liabilities	29.1.2
Post employment benefits		(216,967)	(207,947)	13,585
Post employment benefits - equity		18,881	-	-
Taxes on other comprehensive income	29.1.2	73,769	65,850	(4,620)
Items that are or be or maybe reclassified for profit or loss
Adjustments related to Financial Assets classified as available for sale:	29.1.2
Financial investments		(6,929)	2,261	2,962
Accounts receivable related to the concession		-	(13,116)	(7,282)
Investments		(306)	406	5,647
Other gains - subsidiary credits		-	3,164	-
Taxes on other comprehensive income	29.1.2	2,460	118,900	(451)
Total comprehensive income for the year, before taxes		(129,092)	(30,482)	9,841

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		972,343	696,038	1,186,695

Attributed to Parent Company		943,468	550,680	1,167,531
Attributed to controlling shareholders		28,875	145,358	19,164

Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statement of Changes in Equity

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Attributable to Parent Company								Attributable
			Equity valuation adjustments		Profit reserves					to
										non
				Other		Profit	Additional			controlling
	Note		Deemed	comprehensive	Legal	retention	proposed	Accumulated	Shareholders’	interests	Equity
		Capital	Cost	income	reserve	reserve	dividends	profit	equity	(Note 29.2)	Consolidated
Balances as of January 1, 2011 - Restated		6,910,000	1,546,053	13,463	478,302	2,056,526	25,779	-	11,030,123	265,703	11,295,826
Net Income for the year		-	-		-	-	-	1,157,690	1,157,690	19,164	1,176,854
Other comprehensive income
Gains on financial assets, net of taxes	29.1.2	-	-	876	-	-	-	-	876	-	876
Actuarial gains, net of taxes	29.1.2	-	-	8,965	-	-	-	-	8,965	-	8,965
Total comprehensive income for the year		-	-	9,841	-	-	-	1,157,690	1,167,531	19,164	1,186,695
Deliberation of additional dividends proposed		-	-		-	-	(25,779)	-	(25,779)	-	(25,779)
Realization of equity valuation adjustments	29.1.2	-	(103,311)		-	-	-	103,311	-	-	-
Reimbursement of advances for future capital increase		-	-	-	-	-	-	-	-	(30,813)	(30,813)
Allocations proposed to GSM
Legal reserve	29.1.3	-	-	-	57,885	-	-	(57,885)	-	-	-
Interest on own capital	29.1.3	-	-	-	-	-	84,875	(421,091)	(336,216)	-	(336,216)
Dividends	29.1.3	-	-	-	-	-	-	-	-	(11,220)	(11,220)
Profit retention reserve		-	-	-	-	782,025	-	(782,025)	-	-	-
Balances as of December 31, 2011 - Restated		6,910,000	1,442,742	23,304	536,187	2,838,551	84,875	-	11,835,659	242,834	12,078,493
Net Income for the year		-	-	-	-	-	-	700,688	700,688	25,832	726,520
Other comprehensive income
Losses on financial assets, net of taxes	29.1.2	-	-	(5,435)	-	-	-	-	(5,435)	626	(4,809)
Actuarial losses, net of taxes	29.1.2	-	-	(144,573)	-	-	-	-	(144,573)	-	(144,573)
Total comprehensive income for the year		-	-	(150,008)	-	-	-	700,688	550,680	26,458	577,138
Deliberation of additional dividends proposed		-	-	-	-	-	(84,875)	-	(84,875)	-	(84,875)
Realization of equity valuation adjustments	29.1.2	-	(101,644)	-	-	-	-	101,644	-	-	-
Allocations proposed to GSM
Legal reserve	29.1.3	-	-	-	35,034	-	-	(35,034)	-	-	-
Interest on own capital	29.1.3	-	-	-	-	-	-	(138,072)	(138,072)	-	(138,072)
Dividends	29.1.3	-	-	-	-	-	64,474	(130,482)	(66,008)	(4,786)	(70,794)
Profit retention reserve		-	-	-	-	498,744	-	(498,744)	-	-	-
Balances as of December 31, 2012 - Restated		6,910,000	1,341,098	(126,704)	571,221	3,337,295	64,474	-	12,097,384	264,506	12,361,890
Net Income for the year		-	-	-	-	-	-	1,072,560	1,072,560	28,875	1,101,435
Other comprehensive income
Losses on financial assets, net of taxes	29.1.2	-	-	(4,775)	-	-	-	-	(4,775)	-	(4,775)
Actuarial losses, net of taxes	29.1.2	-	-	(124,317)	-	-	-	-	(124,317)	-	(124,317)
Total comprehensive income for the year		-	-	(129,092)	-	-	-	1,072,560	943,468	28,875	972,343
Deliberation of additional dividends proposed		-	-	-	-	-	(64,474)	-	(64,474)	-	(64,474)
Realization of equity valuation adjustments	29.1.2	-	(102,143)	-	-	-	-	102,143	-	-	-
Allocations proposed to GSM
Legal reserve	29.1.2	-	-	-	53,628	-	-	(53,628)	-	-	-
Interest on own capital	29.1.2	-	-	-	-	-	-	(180,000)	(180,000)	-	(180,000)
Dividends	29.1.2	-	-	-	-	-	235,498	(380,537)	(145,039)	(15,968)	(161,007)
Profit retention reserve		-	-	-	-	560,538	-	(560,538)	-	-	-
Balances as of December 31, 2013		6,910,000	1,238,955	(255,796)	624,849	3,897,833	235,498	-	12,651,339	277,413	12,928,752
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statement of Changes in Cash Flows

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note
			Restated	Restated
		12.31.2013	12.31.2012	12.31.2011

Cash flows from operational activities
Net income for the year		1,101,435	726,520	1,176,854

Adjustments to reconcile net income for the year with cash generated from operating activities
Depreciation	17.3	366,016	331,330	336,033
Amortization of intangible assets - concessions	18	229,804	214,022	214,515
Amortization of investments - authorization and concession rights	18	755	755	755
Amortization of intangible assets - others	18	6,627	3,748	1,132
Unrealized monetary and exchange variations - net		27,600	(90,669)	75,630
Fair value adjustment of the accounts receivable related to concession	9.1	-	401,104	-
Remuneration of accounts receivable related to concession	9.1	(33,974)	(396,168)	(330,217)
Equity in earnings of investees	16.2	(113,606)	(6,685)	(52,253)
Income tax and social contribution	13.4	554,520	458,257	611,601
Deferred income tax and social contribution	13.2.1	(149,451)	(212,249)	(204,539)
Provision (reversal) for losses from accounts receivable	31.5	47,458	22,826	75,556
Provisions (reversals) for losses on taxes recoverable	31.5	274	(3,135)	46,802
Provisions (reversals) for losses with depreciation of investments		(7,887)	-	398
Provision (reversal) for legal claims	28.1	154,178	199,105	166,899
Provision for post employment benefits	23.3	195,673	196,087	158,251
Provision for research and development and energy efficiency	25.2	79,961	74,464	68,048
Write off of accounts receivable related to concession	9.1	45,795	24,313	25,895
Write off of investments		-	-	224
Write off of property, plant and equipment	17.3	9,794	3,871	23,091
Write off of intangible assets	18	18,004	8,325	12,762

Decrease (increase) in assets
Trade accounts receivable		20,614	104,421	(75,867)
Dividends and interest on own capital received		49,009	27,494	20,104
CRC transferred to the Government of the State of Paraná	8.2	163,078	150,864	143,683
Accounts receivable related to the concession extension	10.1	440,656	-	-
Judicial deposits		(100,854)	(143,651)	(30,118)
Other receivables		(168,211)	(79,887)	(1,795)
Inventories		(14,469)	(21,007)	17,622
Income tax and social contribution		(132,071)	22,180	(63,644)
Other current taxes recoverable		(11,902)	(17,853)	(41,126)
Prepaid expenses		(6,366)	(8,855)	1,762

Increase (decrease) in liabilities
Payroll, social charges and accruals		(144,323)	159,932	48,498
Suppliers		(232,915)	187,160	(105,378)
Income tax and social contribution paid		(430,767)	(439,858)	(613,060)
Other taxes		80,567	735	(125,130)
Loans and financing - interest due and paid	21.10	(329,105)	(158,309)	(125,247)
Debentures - interest due and paid	22.1	(90,121)	(2,139)	(69,251)
Post employment benefits	23.3	(146,457)	(136,720)	(97,839)
Customer charges due		(18,504)	(14,013)	14,406
Research and development and energy efficiency	25.2	(76,765)	(76,613)	(81,873)
Payable related to the concession - use of public property	26.2	(48,966)	(44,411)	(41,239)
Other accounts payable		47,209	3,208	15,287
Provisions for legal claims	28.1	(44,702)	(49,136)	(48,518)

Net cash generated from operating activities		1,337,611	1,419,363	1,148,714
(continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statement of Changes in Cash Flows

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(continued)
	Note
			Restated	Restated
		12.31.2013	12.31.2012	12.31.2011

Cash flows from investment activities
Financial investments		279,406	(151,287)	(38,332)
Additions - Nova Asa I - Net effect of acquired cash		(6,050)	-	-
Additions - Nova Asa II - Net effect of acquired cash		(6,074)	-	-
Additions - Nova Asa III - Net effect of acquired cash		(6,041)	-	-
Additions - Nova Eurus IV - Net effect of acquired cash		(5,307)	-	-
Additions - Santa Maria - Net effect of acquired cash		(17,762)	-	-
Additions - Santa Helena - Net effect of acquired cash		(17,684)	-	-
Additions - Ventos de Santo Uriel - Net effect of acquired cash		(6,601)	-	-
Additions in investments	16.2	(519,315)	(57,328)	(43,970)
Additions to property, plant and equipment	17.3	(420,227)	(875,509)	(821,919)
Customers contributions - Property, Plant and Equipment	17.3	-	15	-
Additions to intangible assets related to the concession	18	(1,018,057)	(840,119)	(808,687)
Additions to intangible - concession and autorization rights	18	(275,719)	-	-
Customers contributions - Intangible Asset	18	160,614	107,980	94,396
Additions to other intangible assets	18	(5,297)	(11,685)	(11,033)
Disposal of intangible	18	-	191	-

NET CASH GENERATED FROM (USED IN) INVESTING ACTIVITIES		(1,864,114)	(1,827,742)	(1,629,545)

CASH FLOWS FROM FINANCING ACTIVITIES
Reimbursement of advances for future capital increase		-	-	(30,813)
Loans and financing obtained from third parties	21.10	1,239,126	81,723	816,431
Issue of Debentures	22.1	203,000	1,000,000	-
Amortization of principal - loans and financing	21.10	(31,508)	(37,868)	(48,646)
Amortization of principal - debentures	22.2	(10,152)	-	(600,000)
Dividends and interest on own capital paid		(591,548)	(224,705)	(401,105)

NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		808,918	819,150	(264,133)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		282,415	410,771	(744,964)

Cash and cash equivalents at the beginning of the year	4	1,459,217	1,048,446	1,793,410
Cash and cash equivalents at the end of the year	4	1,741,632	1,459,217	1,048,446

CHANGE IN CASH AND CASH EQUIVALENTS		282,415	410,771	(744,964)
Notes are an integral part of these financial statements

Additional information on cash flows

Transactions not involving cash
Acquisition of property with an increase in the balance of suppliers		-	119,590	64,913

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

1.1      Organizational restructuring

The 187th Extraordinary General Meeting - EGM held on October 10, 2013 approved the restructuring of Copel, which now has five executive boards at the holding company and two more wholly-owned subsidiaries; Copel Participações S.A., founded to manage interests in specific purpose entities - SPEs in the energy, gas, telecommunications, sanitation and services sectors, and Copel Renováveis S.A., which will concentrate the investments in renewable power generation sources.

The restructuring are part of the adjustment to market requirements and aim to streamline the structure and lower operational costs.

2     Basis of Preparation

2.1      Statement of compliance

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and also in accordance with accounting practices adopted in Brazil.

2.2      Basis of measurement

The financial statements were prepared based on historic cost, except for certain financial instruments which were stated at fair values through profit or loss, financial assets available for sale measured at their fair values.

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

2.4      Use of estimates and judgment

The preparation of the consolidated financial statements in accordance with IFRS requires that the company’s senior management make judgments, estimates and assumptions which affect the application of accounting policies and assets, liabilities, income and expenses reported values. The actual results may divert from these estimates.

Estimates and assumptions are reviewed in a continuous way. Reviews of accounting estimates are recognized in the year that those estimates are reviewed and in any future fiscal years affected.

Information about critical judgment related to accounting policies adopted that present an significant effect over the values recognized in the consolidated financial statements are included in the following notes:

Note 3.7 and 9 - Accounts receivable related to the concession;

Note 10 - Accounts receivable related to the concession extension;

Note 3.9 and 13.2 - Deferred income tax and social contribution;

Note 3.11 and 18 – Intangible assets; and

Note 3.29 - Operating lease.

Information about uncertainty over assumptions and estimates that may present a significant risk of resulting in material adjustments in the next fiscal year is included in the following notes:

Note 3.13 - Impairment value of assets;

Note 3.25.1 - Unbilled revenues;

Note 3.6 - Trade accounts receivable (Allowance for doubtful debts, CCEE and Unbilled revenues);

Note 3.10 and 17 - Property, plant and equipment;

Note 3.11 and 18 - Intangible assets;

Note 3.15 and 23 - Post-Employment benefits;

Note 3.19 and 28 - Provision for contingencies; and

Note 3.4 and 34 - Financial Instruments.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3     Significant Accounting Policies

3.1      Changes in accounting policies

Starting January 1, 2013, the following revised/new IFRS were adopted: IAS 28 Investments in Associates and Joint Ventures; IFRS 11 Joint Arrangements; IAS 19 Employee Benefits; IFRS 10 Consolidated Financial Statements; and IFRS 12 Disclosure of Interests in Other Entities.

The principal effects arising from the use of new/revised standards on the presentation of consolidated financial statements were the presentation of joint ventures, which used to be proportionally consolidated and are now accounted under the equity method, and the elimination of actuarial gain and loss deferment of private pension fund and health care plans (using the corridor method) now fully recognized in OCI.

3.1.1       Effects on statement of financial position as of January 1, 2012

	Stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	Restated
ASSETS	18,842,019	(1,505)	(3,359)	18,837,155
CURRENT ASSETS	3,702,013	(2,496)	-	3,699,517
Cash and cash equivalents	1,049,125	(679)	-	1,048,446
Dividends receivable	17,906	(1,419)	-	16,487
Income Tax and Social Contribution	215,381	(376)	-	215,005
Others	2,419,601	(22)	-	2,419,579

NONCURRENT ASSETS	15,140,006	991	(3,359)	15,137,638
Long Term Assets	5,659,868	(128)	(3,359)	5,656,381
Judicial deposits	430,817	(97)	-	430,720
Accounts receivable related to the concession	3,236,474	(31)	-	3,236,443
Deferred Income Tax and Social Contribution	465,536	-	(3,359)	462,177
Others	1,527,041	-	-	1,527,041

Investments	549,158	6,038	-	555,196
Property, Plant and Equipment, net	7,209,123	(6)	-	7,209,117
Intangible Assets	1,721,857	(4,913)	-	1,716,944
LIABILITIES	18,842,019	(1,505)	(3,359)	18,837,155
CURRENT LIABILITIES	2,058,821	(1,036)	-	2,057,785
Payroll, social charges and accruals	224,095	(19)	-	224,076
Suppliers	747,453	(19)	-	747,434
Other taxes due	288,457	(864)	-	287,593
Others	798,816	(134)	-	798,682

NONCURRENT LIABILITIES	4,713,670	(469)	(12,324)	4,700,877
Suppliers	108,462	(466)	-	107,996
Deferred Income Tax and Social Contribution	648,266	-	1,261	649,527
Post employment benefits	432,838	-	(13,585)	419,253
Provision for contingencies	1,000,823	(3)	-	1,000,820
Others	2,523,281	-	-	2,523,281

EQUITY	12,069,528	-	8,965	12,078,493

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.1.2         Effects on statement of financial position on December 31, 2012

	Stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	Restated
ASSETS	21,211,554	(14,577)	11,926	21,208,903

CURRENT ASSETS	4,699,255	(17,563)	-	4,681,692
Cash and cash equivalents	1,483,137	(23,920)	-	1,459,217
Dividends receivable	9,555	8,509	-	18,064
Income Tax and Social Contribution	193,158	(1,614)	-	191,544
Others	3,013,405	(538)	-	3,012,867

NONCURRENT ASSETS	16,512,299	2,986	11,926	16,527,211
Long Term Assets	6,302,904	(39,068)	33,481	6,297,317
Accounts receivable related to the concession	2,684,792	(38,966)	-	2,645,826
Judicial deposits	574,473	(102)	-	574,371
Deferred Income Tax and Social Contribution	647,804	-	33,481	681,285
Others	2,395,835	-	-	2,395,835

Investments	543,036	47,508	(21,555)	568,989
Property, Plant and Equipment, net	7,871,849	(96)	-	7,871,753
Intangible Assets	1,794,510	(5,358)	-	1,789,152
LIABILITIES	21,211,554	(14,577)	11,926	21,208,903

CURRENT LIABILITIES	2,847,818	(14,374)	-	2,833,444
Payroll, social charges and accruals	384,150	(142)	-	384,008
Suppliers	1,136,359	(4,577)	-	1,131,782
Other taxes due	290,896	(2,416)	-	288,480
Other accounts payable	97,042	(7,239)	-	89,803
Others	939,371	-	-	939,371

NONCURRENT LIABILITIES	5,866,238	(203)	147,534	6,013,569
Suppliers	100,996	(88)	-	100,908
Deferred Income Tax and Social Contribution	615,924	(115)	(25,273)	590,536
Post employment benefits	502,423	-	172,807	675,230
Others	4,646,895	-	-	4,646,895

EQUITY	12,497,498	-	(135,608)	12,361,890

3.1.3       Effects on statement of income for the period ended on December 31, 2012

	Stated	Retrospective application - Joint arrangements	Restated
CONTINUING OPERATIONS

OPERATING REVENUES	8,532,217	38,965	8,493,252

COST OF SALES AND SERVICES PROVIDED	(6,578,971)	(38,335)	(6,540,636)

GROSS PROFIT	1,953,246	630	1,952,616

Operational expenses / income	(952,727)	711	(953,438)
Selling expenses	(65,659)	-	(65,659)
General and administrative expenses	(544,828)	(2,915)	(541,913)
Other operational income (expenses)	(353,280)	(729)	(352,551)
Equity in earnings of subsidiaries	11,040	4,355	6,685

PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,000,519	1,341	999,178

Financial results	(27,821)	(1,171)	(26,650)

PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	972,698	170	972,528

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(246,178)	(170)	(246,008)

NET INCOME FOR THE YEAR	726,520	-	726,520

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.1.4     Effects on statement of income for the period ended on December 31, 2011

	Stated	Retrospective application - Joint arrangements	Restated
CONTINUING OPERATIONS
OPERATING REVENUES	7,776,165	-	7,776,165

COST OF SALES AND SERVICES PROVIDED	(5,457,015)	-	(5,457,015)

GROSS PROFIT	2,319,150	-	2,319,150

Operational expenses / income		-
Selling expenses	(113,764)	-	(113,764)
General and administrative expenses	(461,452)	1,077	(460,375)
Other operational income (expenses)	(440,440)	730	(439,710)
Equity in earnings of subsidiaries	55,654	(3,401)	52,253
	(960,002)	(1,594)	(961,596)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,359,148	(1,594)	1,357,554

Financial results	224,768	1,594	226,362

PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	1,583,916	-	1,583,916

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(407,062)	-	(407,062)
NET INCOME FOR THE YEAR	1,176,854	-	1,176,854

3.1.5       Effects on statement of comprehensive income for the period ended on December 31, 2012

	Stated	Retrospective application - Employee benefits	Restated
Net income for the year	726,520	-	726,520
Other comprehensive income
Items that will never be reclassified for profit or loss
Losses on actuarial liabilities - post employment benefits	-	207,947	(207,947)
Taxes on other comprehensive income	-	(63,374)	63,374
Items that are or be or maybe reclassified for profit or loss
Adjustments related to Financial Assets classified as available for sale	(10,449)	-	(10,449)
Other gains - subsidiary credits	3,164	-	3,164
Taxes on other comprehensive income	2,476	-	2,476
Total comprehensive income for the year, before taxes	(4,809)	144,573	(149,382)

Total comprehensive income for the year	721,711	144,573	577,138

3.1.6     Effects on statement of comprehensive income for the period ended on December 31, 2011

	Stated	Retrospective application - Employee benefits	Restated
Net income for the year	1,176,854	-	1,176,854
Other comprehensive income
Items that will never be reclassified for profit or loss
Losses on actuarial liabilities - post employment benefits	-	13,585	13,585
Taxes on other comprehensive income	-	(4,620)	(4,620)
Items that are or be or maybe reclassified for profit or loss
Gains (losses) financial assets available for sale	1,327	-	1,327
Taxes on other comprehensive income	(451)	-	(451)
Total comprehensive income for the year, before taxes	876	8,965	9,841

Total comprehensive income for the year	1,177,730	(8,965)	1,186,695

3.1.7       Effects on statements of changes in equity

	12.31.2012	01.01.2012
Stated balance	12,497,498	12,069,528

Actuarial losses on the transition of accounting practices *	(205,466)	13,585
Deferred income tax and social contribution	69,858	(4,620)
Restated balance	12,361,890	12,078,493

(*) Equity in Parent Company, net of taxes

3.1.8       Effects on statements of cash flow for the period ended on December 31, 2012

	Stated	Retrospective application - Joint arrangements	Restated
Cash flows from operational activities	1,395,216	24,147	1,419,363

Cash flows from investment activities	(1,780,354)	(47,388)	(1,827,742)

Cash flows from financing activities	819,150	-	819,150

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	434,012	(23,241)	410,771

CHANGE IN CASH AND CASH EQUIVALENTS	434,012	(23,241)	410,771

3.1.9      Effects on statements of cash flow for the period ended on December 31, 2011.

	Stated	Retrospective application - Joint arrangements	Restated
Cash flows from operational activities	1,147,896	818	1,148,714

Cash flows from investment activities	(1,629,054)	(491)	(1,629,545)

Cash flows from financing activities	(264,133)	-	(264,133)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	(745,291)	327	(744,964)

CHANGE IN CASH AND CASH EQUIVALENTS	(745,291)	327	(744,964)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.2      Basis for consolidation

Payment of dividends decreases the carrying value of investments.

When required, for preparation of consolidated financial statements, the investees' financial statements are adjusted to adapt their policies to the Parent Company's accounting policies.

Joint operations (consortiums) are recorded in proportion to the quotas of assets, liabilities and earnings in the company holding the share.

3.2.1       Subsidiaries

The financial statements of the subsidiaries are included in the consolidated financial statements as from the date on which such control begins up to the date control is lost.

The balances of the subsidiaries' assets and liabilities, and profit or loss, are consolidated line to line. Transactions between consolidated companies are eliminated.

Non-controlling interest is presented in equity, separately from the equity attributable to the Parent Company's shareholders. Profits, losses and other comprehensive income are also allocated separately from the ones allocated to the Parent Company's shareholders, even if this results in non-controlling interest having a deficit balance.

3.2.2       Investments in joint ventures and associated companies

Joint ventures are entities over which the Company, subject to an agreement, does not individually exert power regarding financial and operational decisions, irrespective of the percentage of interest in the voting capital. Associated companies are entities over which the Company exerts significant influence, without control.

When the share in losses of an associated company or joint venture equals or exceeds the accounting balance of the Company's equity interest in the investee, the Company should discontinue the recognition of its share in future losses. Additional losses will be considered, and a liability will be recognized, only when the Company incurs legal or constructive liabilities (not formalized), or performs payments on behalf of the investee. Should the investee subsequently determine profits, the Company should resume the recognition of its interest in these profits only subsequent to the point at which the portion to which it is entitled to in these subsequent profits equals its share in unrecognized losses.

3.3      Business combinations

The acquisition is analyzed on a case-by-case basis to determine whether the transaction represents a business combination or the purchase of assets.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Assets and liabilities acquired in a business combination are recorded by the acquisition method and are recognized at fair value on the acquisition date.

The excess of the acquisition cost over the fair value of net assets acquired (identifiable assets acquired, net and assumed liabilities) is recognized as goodwill in intangible assets. When the value generates a negative amount, the gain on favorable acquisitions is directly recognized in the income statement for the year.

In acquisitions of interests in associated companies and joint ventures, the net assets are also recognized at fair value, although these entities do not constitute a business combination. Goodwill is recorded as part of the initial investment cost.

3.4      Financial instruments

The Company maintains investment funds which operate with derivative financial instruments, with the sole purpose of protecting these funds' portfolios.

Non-derivative financial instruments are recognized on the trading date, i.e. when the obligation or right arises. They are initially recognized at fair value plus or minus any directly attributable transaction costs.

Fair values are determined based on the market quotation for financial instruments traded in active markets and for those with no quotations available on the market, fair values are determined by the present value of expected cash flows method.

After initial recognition, the non-derivative financial instruments are valued as shown below:

Financial assets

3.4.1       Financial instruments recorded at fair value through profit and loss

Financial instruments are recorded at fair value through profit and loss if the Company and/or its subsidiaries manage these investments and make purchase or sale decisions based on their fair value in the context of an investment and risk management strategy set by the Company and/or its subsidiaries. After initial recognition, transaction costs and interest attributable, when incurred, are recognized through profit and loss.

3.4.2       Loans and receivables

This category only comprises non-derivative assets with fixed or determinable payments which are not quoted in any active markets. They are measured using the amortized cost or effective interest rate methods.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.4.3       Instruments available for sale

The initial and subsequent measurement of financial instruments classified as “available for sale” is based on their fair value. The changes in the fair value resulting from the difference between the market interest rates and the effective interest rates is recognized in other comprehensive income. Interest set at the beginning of the agreement, calculated based on the effective interest rate method, as well as any changes in expected cash flows, are recognized directly in income for the period.

At settlement of a financial instrument classified as available for sale, any gains or losses recognized in OCI are reclassified to income for the period.

3.4.4       Instruments held to maturity

If the Company and/or its subsidiaries are interested in and capable of holding any financial assets until maturity, they are classified as held to maturity. Investments held to maturity are valued at amortized cost according to the effective interest rate method, minus any reductions in their recoverable value.

Financial liabilities and equity instruments

3.4.5       Financial liabilities recorded at fair value through profit and loss

Financial liabilities designated as such upon initial recognition are classified as held for trading.

The net losses or gains recognized in the income statement also include interest paid on the financial liability.

3.4.6       Other financial liabilities

Other financial liabilities (including loans) are valued at amortized cost according to the effective interest rate method. The effective interest rate method is used to calculate the amortized cost of financial liabilities and to allocate their interest expenses over their respective terms. The effective interest rate is the rate that deducts the estimated future cash flows (including fees paid or received that are an integral part of the effective interest rate, transaction costs, and other premiums or discounts) throughout the estimated lifespan of the liability.

3.4.7       Write-offs of financial liabilities

The Company writes off financial liabilities only when its obligations are eliminated or cancelled or settled. The difference between the book value of the written-off financial liability and the corresponding disbursement made or to be made is recorded to income.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.5      Cash and cash equivalents

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

3.6      Trade accounts receivable

Trade accounts receivable are considered financial assets classified as loans and receivables and are recorded based on an accrual basis.

The trade accounts receivable “debt balances paid in instalments” are discounted to present value, taking into consideration the amount to be discounted, the maturity dates, the dates of settlement and the discount rate.

The balance of trade accounts receivable is presented net of the allowance for doubtful accounts.

The allowance for doubtful accounts is recorded in amounts deemed sufficient by Copel’s senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely.

The allowance for doubtful accounts is recorded considering the parameters recommended by ANEEL, based on amounts receivable from residential class customers overdue more than 90 days, from commercial class customers overdue more than 180 days and from industrial and rural customers, public authorities, public lighting and public utilities overdue more than 360 days in addition to experience with respect to the past history of actual losses. It comprises receivables billed until the reporting date.

3.7      Accounts receivable related to the concession

3.7.1       Financial assets – Distribution

These refer to reimbursements set forth in the public power distribution service concession agreements, which the Company understands as an unconditional right to cash payments from the granting authority upon expiration of the concession. These reimbursements are designed to compensate the Company for the investments made in infrastructure which have not been recovered through the collection of tariffs at the end of the concession because of their useful lives being longer than the term of said concession.

Since these financial assets do not have determinable fixed cash flows – as the Company operates under the assumption that the value of the corresponding reimbursements will be based on the replacement cost of the concession assets and as they do not feature the necessary characteristics to be classified under any other category of financial assets – they are classified as “available for sale”. The cash flows related to these assets are determined taking into account the value of the tariff basis named Regulatory Compensation Basis (Base de Remuneração Regulatória or BRR, in Portuguese), defined by the granting authority. The methodology of the BRR is based on the replacement cost of the assets that make up the power distribution infrastructure related to the concession. This tariff basis (BRR) is reviewed every four years taking into account several factors. Its goal is to reflect the variation in the prices of physical assets, including write-offs, depreciation, and additions of assets to the concession infrastructure (physical assets).

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

3.7.2       Financial assets - Transmission

These refer to receivables in connection with the power transmission concession agreements and include the following amounts: (i) revenues from the construction of transmission infrastructure for use by system users; (ii) the financial return on these revenues guaranteed by the granting authority during the term of the concession.

Revenues under power transmission concession agreements are collected by making infrastructure available to system users, are not subject to demand risk, and are thus considered guaranteed revenues, called Annual Permitted Revenues (Receita Anual Permitida or RAP, in Portuguese) to be collected over the term of the concession. Amounts are billed monthly to the users of this infrastructure, pursuant to reports issued by the National System Operator (Operador Nacional do Sistema or ONS, in Portuguese). Upon expiration of the concession, any uncollected amounts related to the construction of infrastructure shall be received directly from the granting authority, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through tariffs (RAP).

These financial assets do not have an active market, present fixed and determinable cash flows, and are thus classified as “loans and receivables”. They are initially estimated based on the respective fair values and later measured according to the amortized cost calculated under the effective interest rate method.

Specifically to the Concession Agreement 060/2001, the additions subsequently to the extension, which represents expansion, improvement or enhancement of infrastructure, are recognized as a financial asset by virtue of representing the future generation of additional operating cash, according to specific rules from the granting authority.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.8      Inventories

Materials and supplies in inventory, classified under current assets and those assigned for investments, classified under property, plant and equipment, have been recorded at their average acquisition cost. Recorded amounts do not exceed their net realizable value.

3.9      Taxes

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

For the purpose of calculating taxable income the Transitional Tax Arrangement - RTT was adopted, pursuant to Law 11,941/09, i.e., the accounting credits were taken into account as established by Law 6,404/76 before the amendments introduced by Law 11,638/07.

The tax loss and negative basis of social contribution can be offset against future profits, subject to the limit of 30% of taxable income in the period, and there is no statute of limitations.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.10    Property, plant and equipment

These assets are depreciated according to the linear method based on annual rates set forth and reviewed periodically by ANEEL, which are used and accepted by the market as representative of the economic useful life of the assets related to concession's infrastructure, limited to the term of mentioned concession, when after the legal analysis of the right to compensation over the residual assets had not be guaranteed. The estimated useful life, the residual amounts, and depreciation rates are reviewed each reporting date, and the effect of any changes in estimates is recorded prospectively.

Costs directly attributable to construction work as well as interest and financial charges on loans from third-parties during construction are recorded under property, plant and equipment in progress.

3.11    Intangible

3.11.1     Concession agreements – distribution

These comprise the right to access and to commercial operation of infrastructure, built or acquired by the operator or provided to be used by the operator as part of the electric energy public service concession agreement (the right to charge fees to the users of the public service provided by the operator), in compliance IAS 38 – Intangible Assets – Concession agreements.

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

The amortization of intangible assets reflects the pattern of economic benefits by Copel Distribuição, with amortization during the term of the concession.

3.11.2     Intangible assets acquired separately

Intangible assets with definite useful lives acquired separately are recorded at cost, minus accumulated amortization and impairment losses. Amortization is recorded linearly based on the estimated useful lives of the corresponding assets. The estimated useful lives and the amortization method are reviewed at year-end, and the effect of any changes in estimates is recorded prospectively.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.11.3     Write-off of intangible assets

Intangible assets are written-off upon sale or whenever there are no future economic benefits from use or sale to be received. Any gains or losses resulting from the write-off of intangible assets, measured as the difference between the net sale revenue and the asset's book value, are recorded to income or expense at the time of write-off.

3.12    Intangible assets – concessions and authorizations

Intangible assets acquired through the purchase of businesses that own concession rights are being amortized by their respective remaining period of concession or authorization (acquired with defined useful life).

3.13    Impairment of assets

Property, plant and equipment and intangible assets are assessed annually to detect evidence of impairment or whenever significant events or changes in circumstances indicate that the book value of any such asset may not be recoverable. Whenever there is a loss resulting from situations where an asset’s book value exceeds its recoverable value, defined as the greater between the asset’s value in use and its net sale value, this loss is recorded in the statement of income.

3.14    Dividends and interest on capital

In accordance with the legal and statutory requirements that are effective today, the basis for calculating the minimum mandatory dividends is obtained by taking the net income of the year, less the portion that will fund the legal reserve. However, Management has deliberated to include to this basis the amount related to the realization of the equity valuation adjustments, with the objective to compensate the effects coming from the increase of the depreciation expense arriving from the adoption of the new accounting rules established, as well from IAS 16 – Fixed assets. This procedure reflects the police to distribute dividends to Company´s shareholders, which will be effective during the realization of the entire equity valuation adjustments account.

The distribution of dividends and interest on equity are recorded as a liability in the financial statements of the Company and its subsidiaries at the end of the fiscal year, based on its by-laws.

However, any amounts above the minimum mandatory dividends are only recorded under liabilities on the date they are approved and announced at the General Shareholders’ Meeting (GSM). This amount is held in a specific reserve in shareholders' equity until the final resolution by the GMS, when it is recognized as current liabilities.

The tax benefit of interest on capital is recorded in the statement of income in the moment of its recognition in accounts payable.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.15    Post-employment benefits

The Company sponsors benefit plans to its employees, described in detail in Note 23. The amounts of these actuarial obligations (contributions, costs, liabilities, and/or assets) are calculated annually by an independent actuary on the same base date as the end of the fiscal period and are recorded pursuant to the rules set forth in IAS 19.

The adoption of the projected credit unit method adds each year of service as the source of an additional benefit unit, adding up to the calculation of the final liability.

The assets of the benefits plan are measured at fair value (mark-to-market).

Other actuarial assumptions are used which take into account biometric and economic tables in addition to historical data from the benefits plans, obtained from the manager of these plans, Fundação Copel.

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized immediately as other comprehensive income.

3.16    Research and Development Program - R&D - and Energy Efficiency Program – EEP

Concessionaires and permission holder of public services of distribution, generation and transmission of electric energy are required to allocate 1% of their net operating revenues as defined by ANEEL pursuant to Law no. 9,991/00 and ANEEL Resolutions no. 504/12 and 556/13.

3.17    Accounts payable related to concession – use of public property

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

3.18    Provision for environmental costs and obligations

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

3.19    Provisions

Provisions are recorded for current liabilities (legal or assumed) resulting from past events, whose amounts may be estimated reliably and whose settlement is likely.

The estimates of outcomes and financial effects are determined in accordance with the judgment of Management, supplemented by experience in similar transactions and, in some cases, reports from independent experts.

When some or all economic benefits required for the settlement of a provision are expected to be recovered from a third party, a corresponding asset (limited to the loss incurred) is recorded if, and only if, this reimbursement is virtually guaranteed and its amount may be reliably determined.

3.20    Capital

Capital consists of common shares and preferred shares. Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares have priority in the reimbursement of capital and in the distribution of mandatory dividends of 10% p.y. (non cumulative), calculated proportionately to the capital represented by the shares of this class.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.21    Equity Valuation Adjustments

The Company and its subsidiaries –recognized the deemed cost of Copel Generation and Transmission assets at the date of the initial adoption of IFRS. A counterpart entry to this adjustment, net of deferred income tax and social contribution, was recorded in the equity valuation adjustments account, under equity. Its realization is periodically reclassified from the retained earnings account, as depreciation and write-off of the property, plant, and equipment fair value adjustment are recorded to income.

This account also includes adjustments resulting from changes in fair value of financial assets classified as available for sale and actuarial gains and losses.

3.22    Legal reserve and profit retention reserve

To the legal reserve 5% of the net income for the year is allocated, before any other allocation, limited to 20% of capital.

The profit retention reserve aims to cover the Company's investment program, pursuant to article 196 of Law 6,404/1976. It is created by retaining the remaining net income for the year, after the legal reserve, interest on shareholders' equity and dividends.

3.23    Earnings per share

Earnings per share are calculated based on the weighted average number of shares outstanding during the reporting period. For all presented periods, the Company has not had any potential instruments equivalent to common shares which could have a diluting effect. Thus the basic earnings per share are equivalent to the diluted earnings per share.

Since holders of preferred and common shares are entitled to different dividends, voting rights, and settlements, basic and diluted earnings per share have been calculated according to the “two-class method". The two-class method is a formula for allocation of earnings which determines earnings per preferred share and per common share according to the declared dividends, pursuant to the Company's by-laws and to the rights to participation in non-distributed earnings calculated in accordance with the right to dividends of each share type.

3.24    Statement of income

Revenues, costs, and expenses are recorded under the accrual method, i.e., when products are delivered and services actually rendered, regardless of receipt or payment.

3.25    Revenue recognition

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

3.25.1     Unbilled revenues

Unbilled revenues correspond to revenues from sales of power to final customers which have been delivered but not yet billed and to revenues from the use of the distribution grid not yet billed, both of which are calculated based on estimates covering the period from the last meter reading day to the last day of the month.

3.25.2     Income from dividends and interest

Income from dividends/ financial instruments are recognized when the shareholder's right to receive said dividends is established.

Interest income from financial assets is recognized when it is likely that the future economic benefits shall be received by the Company and the amount of these income may be determined reliably. Interest income is recognized using the effective interest method based on the effective time and interest rate applicable to the outstanding principal amount; the effective interest rate is the one which discount with precision the estimated future cash earnings over their estimated lives or terms with regard to the initial net book value of such financial assets.

3.26    Construction revenues and construction costs

IFRIC 12 establish that electric energy utilities should record and measure revenues according to IAS 11 – Construction Contracts and IAS 18 and IFRIC 13 – Revenues and SIC 31, even when governed by a single concession agreement. The Company records construction revenues in connection with the construction services for infrastructure employed in the power transmission and distribution services, according to the stage of completion.

The respective costs are recognized when incurred in the statement of income for the corresponding period, as construction costs.

Given that the Copel Distribuição outsources the construction of power distribution infrastructure to non-related parties and that a large part of the work is carried out over short periods, the construction margin to the Company’s power distribution business is not significant, and may reach amounts close to zero.

The construction margin adopted for the transmission business in 2013 and 2012 is 1.65% and results from a calculation methodology which takes into account the respective business risk.

In the construction of gas distribution infrastructure, similar to Copel Distribuição, revenue is recognized by an amount equal to their cost, given that the construction of the infrastructure is outsorced to non-related parties over short periods of time, thus having a construction margin not significant, reaching amounts close to zero.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.27    Power purchase and sales transactions in the Spot Market (Electric Energy Trading Chamber - CCEE)

Power purchase and sales transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates prepared by Copel’s senior management, when this information is not available on time.

3.28    Operating segments

Operating segments are defined as business activities which may yield revenues and require expenses, whose operational results are regularly reviewed by the entity’s chief decision maker to underpin the decision-making regarding resources to be allocated to the segment and to evaluate its performance, and for which there is available individualized financial information.

3.29    Leases

Leases are classified as financial whenever the terms of the lease substantially transfer all risks and benefits of property ownership to the lessor. All other leases are classified as operating leases.

3.29.1     The Company as a lessor

Lease revenues from operating leases are recognized according to the linear method during the term of each lease.

The lease contracts do not have a purchase option after the end of the lease.

3.29.2     The Company as a lessee

Payments under operating leases are recognized as expenses according to the linear method based on the term of the lease, except when other methods are more representative of the time when the economic benefits of the leased asset are consumed.

3.30    New and revised standards and interpretations which have not been adopted yet

New standards, amendments to standards and interpretations will be effective for annual periods beginning after January 01, 2014, and have not been applied in preparing these financial statements. IFRS 9 - Financial Instruments could be material to the Company. The Company is not planning to implement this standard in advance.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4     Cash and Cash Equivalents

		Restated
	12.31.2013	12.31.2012
Cash and bank accounts	130,311	94,484
Financial investments with immediate liquidity	1,611,321	1,364,733
	1,741,632	1,459,217

The investments comprise Bank Certificates of Deposit (CDBs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average 101.43% of the variation of the Interbank Deposit Rate as of December 31, 2013 and 100.75% as of December 31, 2012.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

5     Bonds and Securities

	Level
Category	Note 34.2	Index	12.31.2013	12.31.2012
Securities available for sale
CDB	2	CDI	36,983	39,845
Committed Operation	2	Fixed rate	26,995	175,792
Quotas in Funds	1	CDI	90	86
NTN - F	1	CDI	1,990	-
LFT	1	Selic	130,369	162,517
LTN	1	Fixed rate	63,663	167,917
LFBB	2	CDI	-	13,661
LF Caixa	2	CDI	-	9,004
			260,090	568,822
Securities held for trading
Quotas in FI	1	CDI	93,529	24,742
Committed Operation	2	Fixed rate	24,164	16,373
CDB	2	CDI	-	3,147
LF	2	CDI	13,375	12,591
LFT	1	Selic	5,011	9,526
LTN	1	Selic	60,800	48,216
DPGE	2	CDI	38,433	61,475
Shares	1	Ibovespa	-	93
Debentures	2	CDI	3,215	3,668
Promissory Notes	2	CDI	-	3,127
Fixed Income Term 3	1	Fixed rate	-	56
			238,527	183,014
Securities held to maturity
LF Caixa - maturing in 11.07.2013		CDI	-	5,540
LF Caixa - maturing in 11.08.2013		CDI	-	6,640
LF Caixa - maturing in 11.12.2015		CDI	11,141	-
			11,141	12,180
			509,758	764,016
		Current	389,222	635,501
		Noncurrent	120,536	128,515

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel and its subsidiaries hold bonds and securities with variable interest rates. The maturity of these securities varies between 1 and 60 months, as from the reporting date. None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

The main amounts invested include exclusive funds and guarantees deposits/investments.

	12.31.2013	12.31.2012
Exclusive funds
Exclusive funds of Copel Geração e Trasmissão at Banco do Brasil	99,843	174,047
Exclusive funds of Copel Distribuição at Banco do Brasil	3	101,056
Exclusive funds of Copel Geração e Transmissão at Caixa Econômica Federal	-	91,807
Exclusive funds of Copel Distribuição at Caixa Econômica Federal	-	50,517
Exclusive funds of UEG Araucária at Banco do Brasil	113,546	78,021
Exclusive funds of UEG Araucária at BNY Mellon Serviços Financeiros DTVM S.A.	124,946	104,961
	338,338	600,409
Guarantee
Guarantee for the ANEEL auction	374	21,427
Guarantee for the Contracts for the Sale of Energy in the Regulated Environment – CCEARS	118,647	72,998
Collaterals for financing facilities to build hydroelectric power plants
HPPs and transmission lines - TLs	16,452	32,144
Guarantee for the compliance with article 17 of law 11,428/2006 and possible authorization by Environmental Institute
of Paraná (Instituto Ambiental do Paraná or IAP), by the Consórcio Energético Cruzeiro do Sul	33,849	31,290
	169,322	157,859

6     Collaterals and Escrow Accounts

		Restated
	12.31.2013	12.31.2012
Collaterals and escrow accounts - STN (6.1)	45,371	43,246
Collaterals and escrow accounts - CCEAR	1,068	34,289
Other	908	2,519
	47,347	80,054
Current	1,976	36,808
Noncurrent	45,371	43,246

6.1      Collateral - National Treasury Department - STN

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7     Trade Accounts Receivable

	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	12.31.2013	12.31.2012
Customers
Residential	146,604	83,268	32,308	262,180	295,603
Industrial	131,224	21,465	17,631	170,320	166,182
Commercial	108,423	29,038	14,847	152,308	176,668
Rural	20,767	7,526	6,761	35,054	40,499
Public Entities	20,337	22,343	26,282	68,962	49,464
Public lighting	16,240	49	90	16,379	17,778
Public service	15,258	14,041	229	29,528	34,488
Unbilled	274,059	-	-	274,059	330,326
Energy installments plan	64,958	5,495	29,202	99,655	94,425
Low income subsidy - Eletrobras	25,415	-	-	25,415	4,694
State Government "Luz Fraterna" program	65,544	1,801	11,642	78,987	60,259
Other receivables	5,932	24,593	27,854	58,379	41,742
	894,761	209,619	166,846	1,271,226	1,312,128
Concessionaires and Permission holder
Energy supplies
CCEAR - auction	96,756	4,007	5,297	106,060	177,983
Bilateral contracts	79,006	-	25	79,031	30,317
CCEE	45,628	-	14	45,642	2,173
Reimbursement to generators	-	-	1,256	1,256	1,288
	221,390	4,007	6,592	231,989	211,761
Charges from using transmission grid
Transmission grid	13,353	1,396	2,361	17,110	23,505
Basic network and conection grid	10,268	405	3,995	14,668	28,017
	23,621	1,801	6,356	31,778	51,522
.
Telecommunications	15,235	14,988	10,056	40,279	17,928
.
Gas distribution	30,735	1,634	127	32,496	34,767
.
Allowance for doubtful accounts (7.1)	-	-	(137,454)	(137,454)	(112,762)
	1,185,742	232,049	52,523	1,470,314	1,515,344
Current	1,053,056	232,049	52,523	1,337,628	1,489,173
Noncurrent	132,686	-	-	132,686	26,171

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7.1      Allowance for doubtful accounts

	Balance as of	Additions /	Reversal	Balance as of	Additions /	Reversal	Balance as of	Additions /	Reversal	Balance as of
	January 1, 2011	(reversals)	of write offs	December 31, 2011	(reversals)	of write offs	December 31, 2012	(reversals)	of write offs	December 31, 2013
Customers, concessionaries
and permission holder
Residential	7,654	30,409	(9,110)	28,953	27,123	(16,847)	39,229	19,197	(12,249)	46,177
Industrial	40,761	(4,206)	(11,392)	25,163	8,568	(2,739)	30,992	9,739	(5,700)	35,031
Commercial	10,880	10,829	(2,243)	19,466	8,026	(3,480)	24,012	5,285	(2,532)	26,765
Rural	69	2,189	(453)	1,805	4,582	(861)	5,526	1,621	(740)	6,407
Public Entities	1,453	906	-	2,359	6,957	-	9,316	3,727	-	13,043
Public lighting	155	(76)	-	79	50	-	129	(48)	-	81
Public service	2	39	-	41	72	-	113	70	-	183
Concessionaries and permission holder	224	37,146	-	37,370	(37,146)	-	224	6,414	(125)	6,513
Telecommunications	921	(52)	(186)	683	3,550	(1,012)	3,221	866	(833)	3,254
	62,119	77,184	(23,384)	115,919	21,782	(24,939)	112,762	46,871	(22,179)	137,454

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

8     CRC Transferred to the State Government of Paraná

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

8.1      Maturity of noncurrent installments

12.31.2013
2015	91,131
2016	97,192
2017	103,655
2018	110,549
2019	117,901
After 2020	774,678
1,295,106

8.2      Changes in CRC

	Current	Noncurrent
	Assets	Assets	Total
Balance as of January 1, 2012	65,862	1,280,598	1,346,460
Interest	85,001	-	85,001
Monetary variations	2,621	101,066	103,687
Transfers	73,310	(73,310)	-
Amortizations	(150,864)	-	(150,864)
Balance as of December 31, 2012	75,930	1,308,354	1,384,284
Interest	87,149	-	87,149
Monetary variations	2,522	69,677	72,199
Transfers	82,925	(82,925)	-
Amortizations	(163,078)	-	(163,078)
Balance as of December 31, 2013	85,448	1,295,106	1,380,554

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9     Accounts receivable related to the concession

9.1      Changes in accounts receivable related to the concession

			Noncurrent assets
	Current		Special
	assets	Assets	liabilities (a)	Total
Balance as of January 01, 2012 - Restated	80,626	4,828,568	(1,592,125)	3,317,069
Capitalization of intangible assets in progress	-	405,521	(57,916)	347,605
Transfers from noncurrent to current	269,163	(269,163)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(225,275)	-	-	(225,275)
Transfers to accounts receivable related to the concession extension	(119,195)	(934,945)	-	(1,054,140)
Transfer to property, plant and equipment	-	(713)	-	(713)
Transfers of intangible in service - remeasurement
according to Resolution 474/2012 (Note 18)	-	136,658	(53,245)	83,413
Monetary variations	-	276,041	(110,467)	165,574
Remuneration	-	396,168	-	396,168
Construction income	-	59,977	-	59,977
Fair value adjustment	-	(303,084)	(98,020)	(401,104)
Write off	-	(24,313)	-	(24,313)
Adjustment to financial assets classified as available for sale
as available for sale	-	(13,116)	-	(13,116)
Balance as of December 31, 2012 - Restated	5,319	4,557,599	(1,911,773)	2,651,145
Capitalization of intangible assets in progress	-	712,947	(82,878)	630,069
Transfers from noncurrent to current	21,532	(21,532)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(22,455)	-	-	(22,455)
Transfer to property, plant and equipment	-	(1,562)	-	(1,562)
Transfer to property, plant and equipment - Resolution 367/2009	-	1,082	-	1,082
Transfer to property, plant and equipment is service	-	(2,589)	-	(2,589)
Monetary variations	-	210,310	(102,051)	108,259
Remuneration	-	33,974	-	33,974
Construction income	-	136,536	-	136,536
Write off	-	(28,233)	3,235	(24,998)
Write off - Resolution 367/2009	-	(20,797)	-	(20,797)
Balance as of December 31, 2013	4,396	5,577,735	(2,093,467)	3,488,664
(a) Note 18.3

9.2      Accounts receivable related to the concession  – Distribution

Based on the characteristics set forth under the power distribution concession agreement, Company management believes the conditions are met for the application of Technical Interpretation IFRIC 12 and SIC 29 – Concession Contracts, which provide guidelines for the accounting of public service concessions by private operators, so that the power distribution business is properly reflected, comprising: (a) Estimated portion of investments made and not amortized or depreciated by the end of the concession for being an unconditional right to reimbursement in cash or other financial assets directly by the granting authority; and (b) Remaining portion after the assessment of the financial asset (residual amount), classified as an intangible asset due to its recovery being conditional upon the rendering of the corresponding public service, i.e., the consumption of power by customers (Note 3.7 and Note 18).

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.3      Electricity rate adjustment at Copel Distribuição

On June 20, 2013 ANEEL (National Electric Energy Agency), issued Resolution 1,541, deciding on the Annual Electricity Rate Adjustment for Copel Distribuição. The authorized average electricity rate adjustment was 14.61%, of which 11.40% consists of an economic annual electricity rate adjustment, 1.68% relates to the financial components of the current electricity rate adjustment year and 1.53% consists of the withdrawal of financial components from the previous electricity rate adjustment year. However, the Company asked ANEEL for a suspension of the authorized electricity rate adjustment, expecting for a deferral of the application of the authorized electricity rate adjustment index.

At the request of the Company, on July 9, 2013 ANEEL approved the deferral of the average adjustment rate of 14.61%, authorizing the application of the average adjustment rate of 9.55% retroactively to June 24, 2013 and, as an exception, the deferral of R$ 255,900, equivalent to the difference between the applied and the authorized adjustment, to be considered as a financial component which will be adjusted according to the IGP-M (General Market Price Index) and included in the calculation of the subsequent electricity rate adjustment.

9.4      Commitments regarding transmission

Refers to commitments with suppliers of equipment and services related to the following projects:

Transmission Lines and Substations	Value
Contract 010/10 - Transmission Line Araraquara 2 - Taubaté	241,154
Contract 015/10 - Substation Cerquilho III	43,182
Contract 022/12 - TL 230 kV - Foz do Chopim - Salto Osorio C2 and Londrina Figueira	39,517
Contract 002/13 - TL 230 kV Assis - Paraguaçu Paulista	50,624

10  Accounts receivable related to the concession extension

Represent receivables stipulated in Provisional Measure no. 579/12, converted into Law no. 12,783/13 due to the Company's option to extend the transmission concession arrangement number 060/2001.

Technical Note 396/12 - SRE/ANEEL states that for assets coming into operation after May 2000, the compensation is being received in 30 monthly installments calculated by the Constant Amortization System (SAC) restated by the Broad Consumer Prices Index - IPCA and remunerated by the Weighted Average Cost of Capital - WACC of 5.59% per annum (real). The Company has been receiving the installment payments according to schedule.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Article 1 of ANEEL Normative Resolution no. 589 issued on December 13, 2013 defines the methodology for the purpose of indemnification for assets not depreciated as of May 31, 2000, including the need to contract a third party expert to issue an appraisal report. This resolution was simply limited to recognition of the concession operators' right to indemnification, by defining the meaning of valuation. Management determined the valuation of the assets subject to indemnification, applying the proposed methodology, and concluded that the expected indemnification supports the amount registered at December 31, 2013.

10.1    Changes in the accounts receivable related to the concession extension

	Current Assets	Noncurrent Assets	Total
Balance as of January 1, 2012	-	-	-
Transfers from receivable related to concession - RBNI	-	893,923	893,923
Transfers from receivable related to concession - RBSE	-	160,217	160,217
Transfers from noncurrent to current	352,161	(352,161)	-
Monetary variations	3,924	15,826	19,750
Balance as of December 31, 2012 - Restated	356,085	717,805	1,073,890
Transfers from noncurrent to current	352,160	(352,160)	-
Amortization	(440,656)	-	(440,656)
Monetary variations	43,591	-	43,591
Charges	40,981	-	40,981
Balance as of December 31, 2013	352,161	365,645	717,806

11  Other Receivables

		Restated
	12.31.2013	12.31.2012
Advance payments to suppliers (11.1)	122,311	41,442
Services in progress (11.2)	94,000	88,513
Transfer CDE (11.3)	51,067	-
Advance for severance estate	40,403	8,740
Advance payments to employees	27,831	29,788
Partnership in consortiums	25,540	25,540
Decommissioning in progress	10,980	10,514
Rental plant TPP Araucária	6,499	11,894
Other receivables	46,694	41,248
	425,325	257,679
Current assets	395,890	234,951
Noncurrent assets	29,435	22,728

11.1    Advance payments to suppliers

Refers to advances to suppliers provided on contractual clauses.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11.2    Service in progress

This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose, in compliance with the applicable regulations.

11.3    Transfer CDE

It consists of funds from the Energy Development Account - CDE to be transferred to Eletrobras to cover the discounts granted on electricity rates applicable to users of public distribution services in the amount of R$ 21,042, according to Resolution 1,586 passed on August 13, 2013 and R$ 30,025 to offset costs resulting from exposure in the short-term market and the hydrological risk, ruled by Decree number 7,945 of March 7, 2013.

12  Inventories

Operation/Maintenance	12.31.2013	12.31.2012
Copel Distribuição	96,866	84,995
Copel Geração e Transmissão	31,298	28,299
Copel Telecomunicações	10,046	10,645
Compagas	1,068	870
	139,278	124,809

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13  Income Tax, Social Contribution and Other Taxes

13.1    Income Tax (IR) and Social Contribution (CSLL)

.
		Restated
	12.31.2013	12.31.2012
Current assets
IR and CSLL paid in advance	375,722	468,791
IR and CSLL to be offset against liability	(242,564)	(272,227)
IR and CSLL to be offset against IRRF on JSCP	-	(5,020)
	133,158	191,544
Noncurrent assets
IR and CSLL paid in advance (a)	197,659	19,995
	197,659	19,995
Current liabilities
IR and CSLL due	540,184	442,416
IR and CSLL to be offset against asset	(242,564)	(272,227)
	297,620	170,189

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(a) This amount is related to withholding income tax asset on loans between related parties that were liquidated, which are classified as noncurrent assets considering it long-term nature.

13.2    Deferred Income Tax and Social Contribution

13.2.1     Changes in Deferred Income Tax and Social Contribution

.
			Recognized			Recognized
	Balance as of		in other	Balance as of		in other
	January 1, 2012	Recognized	comprehensive	December 31, 2012	Recognized	comprehensive		Balance as of
	Restated	in income	income	Restated	in income	income	Others	December 31, 2013
Noncurrent assets
Tax losses and negative tax basis	2,486	-	-	2,486	7,227	-	-	9,713
Private pension and health plans	154,108	24,204	-	178,312	17,172	-	-	195,484
Effects from applying IFRIC 12	16,142	71,157	-	87,299	(17,717)	-	-	69,582
Effects from applying IAS 19	-	-	58,944	58,944	-	73,579	-	132,523
Effects from applying IAS 39	-	-	-	-	-	579	-	579
Other temporary additions
Provisions for legal claims	287,220	50,808	-	338,028	37,308	-	-	375,336
Voluntary termination Program/retirement	12,355	41,631	-	53,986	(52,670)	-	-	1,316
Provision of Research and Development	28,791	17,999	-	46,790	19,976	-	-	66,766
Allowance for doubtful debts	42,216	(764)	-	41,452	8,230	-	-	49,682
Amortization - concession	36,173	256	-	36,429	257	-	-	36,686
Provision for investment losses	355	-	-	355	-	-	-	355
Provision for tax losses	15,913	(1,066)	-	14,847	93	-	-	14,940
Provision for impact of grid charges	6,922	-	-	6,922	-	-	-	6,922
Provision for financing	4,795	-	-	4,795	(710)	-	-	4,085
Provision for energy purchases	99,568	(2,535)	-	97,033	8,074	-	-	105,107
Provision for profit sharing	15,980	(6,309)	-	9,671	16,882	-	-	26,553
Interest on own capital	16,666	5,043	-	21,709	(21,709)	-	-	-
Social security contributions - injunction on judicial deposit	-	-	-	-	6,773	-	16,483	23,256
Others	5,490	1,354	-	6,844	(791)	-	-	6,053
	745,180	201,778	58,944	1,005,902	28,395	74,158	16,483	1,124,938
(-) Noncurrent liabilities
Effects from applying IAS 16	741,195	(52,035)	-	689,160	(52,619)	-	-	636,541
Effects from applying IFRIC 12	138,712	(134,138)	(4,459)	115	-	-	-	115
Effects from applying IAS 19	4,620	-	(4,430)	190	-	(190)	-	-
Effects from applying IAS 39	11,977	2,158	907	15,042	(5,885)	(1,881)	-	7,276
Other temporary exclusions				-
Capitalization of financial charges	5,357	-	-	5,357	-	-	-	5,357
Deferment of capital gains	-	175,450	-	175,450	(67,916)	-	-	107,534
Provisions for negative goodwill	25,297	-	-	25,297	-	-	-	25,297
Gas supply	5,372	(1,791)	-	3,581	(1,791)	-	-	1,790
Others	-	(115)	1,076	961	7,155	-	-	8,116
	932,530	(10,471)	(6,906)	915,153	(121,056)	(2,071)	-	792,026
Net	(187,350)	212,249	65,850	90,749	149,451	76,229	16,483	332,912
Assets presented in the Statement of Financial Position	462,177			681,285				753,413
(-) Liabilities presented in the Statement of Financial Position	(649,527)			(590,536)				(420,501)
Net	(187,350)			90,749				332,912

13.2.2     Realization of deferred tax credits

Tax credits related to the pension and healthcare plans are realized according the movement of the related accrual based on the actuarial valuation conducted annually by an independent actuary.
Deferred taxes on all other provisions will be realized as judicial rulings are issued and regulatory assets are realized.

The Company’s Board of Directors and Fiscal Council have approved and examined, respectively, the technical study prepared by the Chief Finance and Investor Relations, which points out to the realization of deferred taxes.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.3    Other recoverable taxes and other taxes due

		Restated
	12.31.2013	12.31.2012
Current assets
Recoverable ICMS (VAT)	43,092	38,311
Recoverable PIS/Pasep and Cofins taxes	61,093	54,190
PIS/Pasep and Cofins to be offset against liabilities	(35,596)	(43,378)
Other recoverable taxes	1,424	367
	70,013	49,490
Noncurrent assets
Recoverable ICMS (VAT)	72,347	71,785
PIS/Pasep and Cofins taxes	51,653	48,393
Other recoverable taxes	498	11
	124,498	120,189
Current liabilities
ICMS (VAT) payable	184,369	209,570
PIS/Pasep and Cofins payable	79,291	82,066
PIS/Pasep and Cofins to be offset against assets	(35,596)	(43,378)
IRRF on JSCP	39,440	39,303
IRRF on JSCP to be offset against IR and CSLL asset	-	(5,020)
Other taxes	33,227	5,939
	300,731	288,480
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	68,402	-
	68,402	-

13.4    Reconciliation of the provision for Income Tax (IRPJ) and Social Contribution (CSLL)

		Restated	Restated
	12.31.2013	12.31.2012	12.31.2011
Income before IRPJ and CSLL	1,506,504	972,528	1,583,916
IRPJ and CSLL (34%)	(512,211)	(330,660)	(538,531)
Tax effects on:
Equity in income	32,423	52	11,054
Interest on own capital	61,200	75,802	121,023
Dividends	309	241	1,158
Finam	1,972	-	(270)
Non deductible expenses	(3,130)	(3,331)	(11,892)
Tax benefits Law 11,941/09	-	-	7,087
Tax incentives	10,364	11,688	9,908
Others	4,004	200	(6,599)
Current IRPJ and CSLL	(554,520)	(458,257)	(611,601)
Deferred IRPJ and CSLL	149,451	212,249	204,539
Effective rate - %	26.9%	25.3%	25.7%

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

14  Judicial Deposits

		Restated
	12.31.2013	12.31.2012
Taxes claims	417,570	347,484
Labor claims	118,240	90,479
.
Civil
Suppliers	95,558	95,558
Civil	28,849	26,796
Easements	8,106	7,157
Customers	2,397	2,419
	134,910	131,930
.
Others	4,505	4,478
	675,225	574,371

15  Receivable from related parties

		Restated
	12.31.2013	12.31.2012
Associate and Jointly-controlled companies
Dividends and/or interests on own capital
Dona Francisca Energética	85	78
Dominó Holdings	6,311	17,986
Costa Oeste	478	-
Marumbi	403	-
Transmissora Sul Brasileira	360	-
Caiuá	88	-
Integração Maranhense	227	-
Matrinchã	840	-
Guaraciaba	182	-
.	8,974	18,064

Other investments
Dividends and/or interests on own capital
Other investments	526	-
	526	-
	9,500	18,064
Current assets - Dividends receivable	9,500	18,064
Noncurrent assets	-	-

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16  Investments

16.1    Business Combinations

On August 1, 2013, the Company acquired from Salus Fundos de Investimento em Participações 100% of the following business enterprises: Nova Asa Branca I Energias Renováveis S.A., Nova Asa Branca II Energias Renováveis S.A., Nova Asa Branca III Energias Renováveis S.A., Nova Eurus IV Energias Renováveis S.A., Santa Maria Energias Renováveis S.A., Santa Helena Energias Renováveis S.A. and Ventos de Santo Uriel S.A.

The acquisition of these wind farming companies fulfills Copel's strategic purpose of increasing its participation in the energy generation industry by adding renewable sources to its energy mix.

The investment totals R$ 342,077 and is supported by the estimated discounted cash flows from the operating activities of the enterprises acquired by Copel.

The acquisition date of net assets fair values were identified and recognized as an investment in the individual parent company's and allocated to the different assets in the consolidated financial statements, including the authorization right. The authorization right acquired will be amortized during the period of authorizations as from the start of commercial operations.

Subsidiaries	Authorization	Net assets	Authorization
08.01.2013	maturity	acquired	rights	Total paid
Nova Asa Branca I Energias Renováveis S.A.	04.25.2046	6,056	51,659	57,715
Nova Asa Branca II Energias Renováveis S.A.	05.31.2046	6,080	51,745	57,825
Nova Asa Branca III Energias Renováveis S.A.	05.31.2046	6,058	49,948	56,006
Nova Eurus IV Energias Renováveis S.A.	04.27.2046	6,043	53,154	59,197
Santa Maria Energias Renováveis S.A.	05.08.2047	17,765	26,813	44,578
Santa Helena Energias Renováveis S.A.	04.09.2047	17,730	28,955	46,685
Ventos de Santo Uriel S.A.	04.09.2047	6,626	13,445	20,071
		66,358	275,719	342,077

To complete the acquisition, the Company should disburse an additional R$ 18,500, according to the conditions of the agreement.

The following data detail the composition of acquired assets and assumed liabilities that were recognized on the acquisition date and that correspond to their fair values on that date.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Nova Asa Branca I	Nova Asa Branca II	Nova Asa Branca III	Nova Eurus IV	Santa Maria	Santa Helena	Ventos de Santo Uriel	Total
08.01.2013
ASSETS	6,137	6,161	6,179	6,124	17,775	17,747	6,629	66,752
Current assets	42	41	52	772	21	65	38	1,031
Cash and cash equivalents	6	6	17	736	3	46	25	839
Others current assets	36	35	35	36	18	19	13	192
Noncurrent assets	6,095	6,120	6,127	5,352	17,754	17,682	6,591	65,721
Property, Plant and Equipment, net	6,070	6,095	6,102	5,327	17,715	17,643	6,567	65,519
Others noncurrent assets	25	25	25	25	39	39	24	202
LIABILITIES	6,137	6,161	6,179	6,124	17,775	17,747	6,629	66,752
Current liabilities	23	23	63	23	10	17	3	162
Noncurrent liabilities	58	58	58	58	-	-	-	232
Equity	6,056	6,080	6,058	6,043	17,765	17,730	6,626	66,358

If the new ventures had been consolidated from January 01, 2013, the income statement would have included a loss of R$ 334.

16.2    Changes in investments

	Balance as of		Equity	Investment/	Proposed	Reversal of
	January 1, 2013		valuation	advance for	dividends	provision	Balance as of
	Restated	Equity	adjustments	future capital increase	and JCP	for loss	December 31, 2013
Joint ventures (16.4)
Dominó Holdings	358,114	96,635	18,881	-	(16,927)	-	456,703
Cutia	5,247	(465)	-	843	-	-	5,625
Costa Oeste	1,049	2,409	-	15,720	(478)	-	18,700
Marumbi	2,212	1,969	-	18,018	(402)		21,797
Transmissora Sul Brasileira	9,577	1,516	-	53,065	(361)		63,797
Caiuá	7,747	565	-	32,094	(88)		40,318
Integração Maranhense	9,630	1,016	-	74,959	(227)	-	85,378
Matrinchã	10,130	3,453	-	85,256	(840)		97,999
Guaraciaba	6,963	908	-	31,139	(182)	-	38,828
Paranaíba	-	210	-	17,640	-		17,850
	410,669	108,216	18,881	328,734	(19,505)	-	846,995
Associates (16.5)
Sercomtel	10,567	(13,567)	-	3,000	-	-	-
Dona Francisca	59,753	8,963	-	-	(10,540)	-	58,176
Foz do Chopim	15,872	10,316	-	-	(10,400)	-	15,788
Carbocampel	1,413	(6)	-	-	-	-	1,407
Dois Saltos	300	-	-	420	-	-	720
Copel Amec	180	2	-	-	-	-	182
Escoelectric	-	(318)	-	318	-	-	-
	88,085	5,390	-	3,738	(20,940)	-	76,273
Other investments
Finam	1,323	-	-	-	-	-	1,323
Finor	312	-	(100)	-	-	-	212
Investco S.A.	9,282	-	(72)	-	-	-	9,210
Nova Holanda Agropecuária S.A.	14,868	-	-	-	-	-	14,868
(-) provision for loss - Nova Holanda	(14,868)	-	-	-	-	7,887	(6,981)
Assets for future use	4,290	-	-	-	-	-	4,290
Advance with the purpose of future investment (16.6)	46,631	-	-	186,838	-	-	233,469
Other investments	8,397	-	(134)	5	-	-	8,268
	70,235	-	(306)	186,843	-	7,887	264,659
	568,989	113,606	18,575	519,315	(40,445)	7,887	1,187,927

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Balance as of		Equity		Proposed		Balance as of
	January 1, 2012		valuation	Investiment /	dividends		December 31, 2012
	Restated	Equity	adjustments	Afac	and JCP	Others	Restated
Joint ventures (16.4)
Dominó Holdings	345,953	50,366	(21,555)	-	(16,650)	-	358,114
Cutia	4,310	(447)	-	1,384	-	-	5,247
Costa Oeste	204	(378)	-	1,243	-	(21)	1,048
Marumbi	8	(274)	-	2,479	-	-	2,213
Transmissora Sul Brasileira	2	1	-	9,574	-	-	9,577
Caiuá	-	(193)	-	7,940	-	-	7,747
Integração Maranhense	-	(59)	-	9,689	-	-	9,630
Matrinchã	-	85	-	10,045	-	-	10,130
Guaraciaba	-	(143)	-	7,106	-	-	6,963
	350,477	48,958	(21,555)	49,460	(16,650)	(21)	410,669
Associates (16.5)
Sercomtel	70,341	(59,774)	-	-	-	-	10,567
Dona Francisca	53,061	8,149	-	-	(1,457)	-	59,753
Foz do Chopim	17,402	9,434	-	-	(10,964)	-	15,872
Carbocampel	1,307	(36)	-	142	-	-	1,413
Dois Saltos	300	-	-	-	-	-	300
Copel Amec	165	15	-	-	-	-	180
Escoelectric	-	(61)	-	61	-	-	-
	142,576	(42,273)	-	203	(12,421)	-	88,085
Other investments
Finam	2,267	-	(944)	-	-	-	1,323
Finor	613	-	(301)	-	-	-	312
Investco S.A.	8,345	-	937	-	-	-	9,282
Assets for future use	4,290	-	-	-	-	-	4,290
Advance with the purpose of future
investment (16.6)	38,945	-	-	7,686	-	-	46,631
Other investments	7,683	-	714	-	-	-	8,397
	62,143	-	406	7,686	-	-	70,235
	555,196	6,685	(21,149)	57,349	(29,071)	(21)	568,989

16.3    Parent Company

Subsidiaries 12.31.2013	Headquarters	Main Activity	Percentage of share capital
			Copel	Copel GeT	Noncontrolling shareholders
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.00	-	-
Copel Distribuição S.A.	Curitiba/PR	Distribution and marketing of electricity	100.00	-	-
Copel Telecomunicações S.A.	Curitiba/PR	Telecommunication and communication services	100.00	-	-
Copel Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.00	-	-
Copel Participações S.A.	Curitiba/PR	Holdings of non-financial institutions	100.00	-	-
Nova Asa Branca I Energias Renováveis S.A. (a)	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.00	-	-
Nova Asa Branca II Energias Renováveis S.A. (a)	Parazinho/RN	Production of electricity from wind sources	100.00	-	-
Nova Asa Branca III Energias Renováveis S.A. (a)	Parazinho/RN	Production of electricity from wind sources	100.00	-	-
Nova Eurus IV Energias Renováveis S.A. (a)	Touros/RN	Production of electricity from wind sources	100.00	-	-
Santa Maria Energias Renováveis S.A. (a)	Maracanau/CE	Production of electricity from wind sources	100.00	-	-
Santa Helena Energias Renováveis S.A. (a)	Maracanau/CE	Production of electricity from wind sources	100.00	-	-
Ventos de Santo Uriel S.A. (a)	João Câmara/RN	Production of electricity from wind sources	100.00	-	-
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.00	-	49.00
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.00	-	30.00
UEG Araucária Ltda.	Curitiba/PR	Production of electricity from natural gas	20.00	60.00	20.00
(a) Pre-operating stage

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Management performed the judgments required by IAS 27 - Consolidated Financial Statements, and concluded that the Company has all the required attributes to determine the control over the companies Compagás, Elejor and UEG Araucária, i.e., it is exposed to, or have rights to, variable returns deriving from its involvement in the investees and has the ability of affecting those returns by means of its power over them.

16.3.1     Summarized financial statements of subsidiaries with non-controlling interest

	Compagas	Elejor	UEG Araucária
12.31.2013

ASSETS	308,023	766,161	708,088
Current assets	84,017	68,534	270,545
Noncurrent assets	224,006	697,627	437,543

LIABILITIES	308,023	766,161	708,088
Current liabilities	66,935	153,229	6,334
Noncurrent liabilities	5,462	540,913	-
Equity	235,626	72,019	701,754

STATEMENT OF INCOME
Operating revenues	423,014	217,412	106,398
Operating costs and expenses	(402,030)	(67,093)	(81,375)
Financial results	4,443	(86,799)	18,664
Income tax and social contribution	(6,942)	(21,573)	(7,524)
Net income for the year	18,485	41,947	36,163
Total comprehensive income	18,485	41,947	36,163

STATEMENT OF CASH FLOWS
Cash flows from operational activities	44,877	(77,800)	78,543
Cash flows from investiment activities	(41,948)	(4,244)	(74,919)
Cash flows from financing activities	(4,495)	104,346	-
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	(1,566)	22,302	3,624
Cash and cash equivalents at the beginning of the year	35,993	25,282	18,219
Cash and cash equivalents at the end of the year	34,427	47,584	21,843
CHANGE IN CASH AND CASH EQUIVALENTS	(1,566)	22,302	3,624

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.4    Joint ventures

Jointly controlled 12.31.2013	Headquarters	Main activity	Equity + Advance	Percentage of share capital %		Book value of share capital
			for future capital increase	Copel	Copel GeT

Dominó Holdings S.A.	Curitiba/PR	Interest in sew age treatment company	1,014,895	45.00	-	456,703
Costa Oeste Transmissora de Energia S.A. (a)	Curitiba/PR	Transmission of electricity	36,667	-	51.00	18,700
Marumbi Transmissora de Energia S.A. (a)	Curitiba/PR	Transmission of electricity	27,246	-	80.00	21,797
Transmissora Sul Brasileira de Energia S.A. (a)	Curitiba/PR	Transmission of electricity	318,983	-	20.00	63,797
Cutia Empreendimentos Eólicos SPE S.A. (a)	São Paulo/SP	Production of electricity from wind sources	11,273	49.90	-	5,625
Caiuá Transmissora de Energia S.A. (a)	Curitiba/PR	Transmission of electricity	82,281	-	49.00	40,318
Integração Maranhense Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	174,240	-	49.00	85,378
Matrinchã Transmissora de Energia (TP NORTE) S.A. (a)	Curitiba/PR	Transmission of electricity	199,997	-	49.00	97,999
Guaraciaba Transmissora de Energia (TP SUL) S.A. (a)	Curitiba/PR	Transmission of electricity	79,241	-	49.00	38,828
Paranaíba Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	72,859	-	24.50	17,850

(a) Pre-operating stage

Management concluded that the Company has joint control of those companies, in cooperation with the other investors.

Joint control result from agreements entered into between shareholders irrespective of the interest ownership interest percentage.

16.4.1     Main groups of assets, liabilities and results of joint ventures

	Dominó (a)	Costa Oeste	Marumbi	Sul Brasileira	Cutia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba
12.31.2013
.
ASSETS	1,071,264	48,558	35,270	531,454	11,421	139,572	276,643	782,964	324,772	74,815
Current assets	22,670	2,261	4,029	45,351	94	4,370	2,517	239,769	127,239	20,832
Cash and cash equivalents	8,574	2,211	4,019	35,767	76	4,170	2,229	237,029	124,484	20,430
Other current assets	14,096	50	10	9,584	18	200	288	2,740	2,755	402
Noncurrent assets	1,048,594	46,297	31,241	486,103	11,327	135,202	274,126	543,195	197,533	53,983
.
LIABILITIES	1,071,264	48,558	35,270	531,454	11,421	139,572	276,643	782,964	324,772	74,815
Current liabilities	56,369	10,425	7,046	207,156	16	44,638	76,364	575,904	243,170	1,779
Financial liabilities	-	-	-	153,201	-	34,051	50,340	567,125	241,553	-
Other current liabilities	56,369	10,425	7,046	53,955	16	10,587	26,024	8,779	1,617	1,779
Noncurrent liabilities	-	32,290	23,499	113,316	918	64,355	167,791	7,063	2,361	177
Advance for future capital increase	-	30,824	22,521	108,001	786	51,702	141,752	-	-	-
Other noncurrent liabilities	-	1,466	978	5,315	132	12,653	26,039	7,063	2,361	177
Equity	1,014,895	5,843	4,725	210,982	10,487	30,579	32,488	199,997	79,241	72,859
.
STATEMENT OF INCOME
Net operating income	-	41,677	30,378	430,344	-	106,513	231,962	510,855	186,882	53,416
Operating costs and expenses	(6,195)	(35,878)	(27,320)	(417,040)	(936)	(104,302)	(228,386)	(525,463)	(192,713)	(54,401)
Financial results	(36,434)	261	484	(419)	6	86	212	21,655	7,682	2,096
Equity in income of subsidiaries	128,996	-	-	-	-	-	-	-	-	-
Income tax and social contribution	-	(1,336)	(1,081)	(5,104)	-	(1,145)	(1,716)	-	-	(253)
Variation earnings of % from participation	134,040
Profit (loss) for the year	220,407	4,724	2,461	7,781	(930)	1,152	2,072	7,047	1,851	858
.
Total comprehensive income for the year	220,407	4,724	2,461	7,781	(930)	1,152	2,072	7,047	1,851	858
.
(a) Balances adjusted to accounting practices

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.5    Associates

Associates	Headquarters	Main activity	Equity + Advance for	Percentage of share capital Copel %	Book value of share capital
12.31.2013			future capital increase
Dona Francisca Energética S.A.	Agudo/RS	Electric Power	252,608	23.03	58,176
Foz do Chopim Energética Ltda.	Curitiba/PR	Electric Power	44,137	35.77	15,788
Carbocampel S.A.	Figueira/PR	Coal exploration	2,872	49.00	1,407
Dois Saltos Empreendimentos de
Geração de Energia Elétrica Ltda. (a)	Curitiba/PR	Electric Power	2,400	30.00	720
Copel Amec S/C Ltda.- em liquidação	Curitiba/PR	Services	379	48.00	182
Escoelectric Ltda.	Curitiba/PR	Services	(1,329)	40.00	-
Sercomtel S.A. Telecomunicações (16.4.2)	Londrina/PR	Telecommunications	-	45.00	-

(a) Pre-operating stage

16.5.1     Main groups of assets, liabilities and results of associates

12.31.2013	Foz do Chopim	Dona Francisca (a)
.
ASSETS	46,181	289,662
Current assets	6,080	104,256
Noncurrent assets	40,101	185,406
.
LIABILITIES	46,181	289,662
Current liabilities	2,044	31,432
Noncurrent liabilities	-	5,622
Equity	44,137	252,608
.
STATEMENT OF INCOME
Net operating income	38,831	104,464
Operating costs and expenses	(8,856)	(54,148)
Financial income (expense)	186	5,091
Income tax and social contribution	(1,325)	(16,493)
Profit (loss) for the year	28,836	38,914
.
Total comprehensive income for the year	28,836	38,914
(a) Balances adjusted to accounting practices

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.5.2     Sercomtel S.A. Telecomunicações

The conclusion of the impairment tests on the Company's assets in 2013, adopting, when applicable, the same assumptions mentioned in the note on property, plant and equipment (NE nº 17.7),  provided an adequate level of security that the assets related to the associated company Sercomtel S.A. Telecomunicações were valued above the recoverable value, resulting in a loss recognized in the income statement for 2013 of R$ 6,538 (R$ 28,858 in 2012), recorded in equity income, reducing the investment in this associated company to zero.

16.6    Advance for future investment

16.6.1     São Bento Energia, Investimentos e Participações S.A

In November 2011, the contract for purchase and sale of 49.9% of the representative shares of São Bento Energia, Investimentos e Participações S.A, which controls GE Olho D’Água S.A, GE Boa Vista S.A, GE Farol S.A and GE São Bento do Norte S.A, which holds the concession rights of Centrais Geradoras Eólicas Olho D’Água, Boa Vista, Farol and São Bento do Norte, respectively, was signed. The contract will only be effective after approvals by ANEEL, by the Economic Defense Administrative Council – CADE and by the National Socio-Economic Development Bank – BNDES, which is the bank financing the funds necessary for the investment, construction and operation of the abovementioned wind power generation enterprises held by the subsidiaries.

If the purchase is not completed, the seller is obliged to return the funds provided, which amount to R$ 77,886, adjusted by the variation of the National Prices Index – IGPM. The approvals by ANEEL and Cade were obtained, awaiting the completion of the procedure with BNDES.

In December 2013, the agreement of sale and purchase of 50.1% of the remaining shares of São Bento Energia, in the amount of R$ 109,500, was signed. Until December 31, 2013, R$ 111,396 had been paid referring to the adjusted value of the price negotiated and R$ 20,789 referring to reimbursement of the balance of cash acquired, as stipulated in the contract.

The contract can be terminated if the approvals from ANEEL, CADE and BNDES are not obtained, where seller is obliged to return the amounts contributed, adjusted by the variance of the Broad Consumer Prices Index - IPCA.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.6.2     Cutia Empreendimentos Eólicos SPE S.A.

Copel and Galvão Participações S.A. signed the purchase and sale agreement in December 2013 for 50.1% of the shares in the joint venture Cutia Empreendimentos Eólicos SPE S.A., and all of the 8 wind farms and complexes, all exclusively owned by the seller, for the amount of R$ 38,000. Until December 31, 2013 had been paid: R$ 23,398 for part of the adjusted negotiated amount with an escrow of R$ 15,000 to cover any nonconformities attributable to the projects, as stipulated in the agreement.

The contract can be terminated if the unconditional approvals are not obtained from CADE, where seller is obliged to return the amounts paid, adjusted by the variance of the IPCA price index.

17  Property, Plant and Equipment

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution n° 20/99, however, regulates the release of assets from the concessions of the public Electric energy utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession. For concession contracts of the use of public property (UBP) type, infrastructure usage restrictions are set forth in article 19 of ANEEL Decree no. 2,003/96.

17.1    PP&E by company

		Accumulated			Accumulated	Restated
	Cost	depreciation	12.31.2013	Cost	depreciation	12.31.2012
In service
Copel	5	-	5	-	-	-
Copel Geração e Transmissão	12,483,418	(7,370,317)	5,113,101	11,491,186	(7,101,472)	4,389,714
Copel Telecomunicações	504,115	(312,251)	191,864	498,571	(294,255)	204,316
Elejor	594,856	(140,657)	454,199	591,738	(122,685)	469,053
UEG Araucária	685,801	(263,587)	422,214	666,750	(229,920)	436,830
	14,268,195	(8,086,812)	6,181,383	13,248,245	(7,748,332)	5,499,913
In progress
Copel	24	-	24	-	-	-
Copel Geração e Transmissão	1,475,079	-	1,475,079	2,245,507	-	2,245,507
Copel Telecomunicações	174,113	-	174,113	114,825	-	114,825
Elejor	13,292	-	13,292	11,386	-	11,386
UEG Araucária	478	-	478	137	-	137
Nova Asa Branca I	14,184	-	14,184	-	-	-
Nova Asa Branca II	12,135	-	12,135	-	-	-
Nova Asa Branca III	13,124	-	13,124	-	-	-
Nova Eurus IV	12,496	-	12,496	-	-	-
Santa Maria	36,013	-	36,013	-	-	-
Santa Helena	39,432	-	39,432	-	-	-
Ventos de Santo Uriel	11,894	-	11,894	-	-	-
	1,802,264	-	1,802,264	2,371,855	-	2,371,855
Special liabilities
Copel Geração e Transmissão	(15)	-	(15)	(15)	-	(15)
	(15)	-	(15)	(15)	-	(15)

	16,070,444	(8,086,812)	7,983,632	15,620,085	(7,748,332)	7,871,753

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.2    Asset by type of account – in service and in progress

		Accumulated			Accumulated	Restated
	Cost	depreciation	12.31.2013	Cost	depreciation	12.31.2012
In service
Reservoirs, dams and aqueducts	7,618,902	(4,493,402)	3,125,500	7,108,618	(4,341,971)	2,766,647
Machinery and equipment	4,793,335	(2,551,632)	2,241,703	4,509,319	(2,406,775)	2,102,544
Buildings	1,519,516	(997,021)	522,495	1,379,133	(963,086)	416,047
Land	263,620	(2,481)	261,139	183,024	-	183,024
Vehicles	60,833	(33,884)	26,949	57,474	(28,580)	28,894
Furniture and tools	11,989	(8,392)	3,597	10,677	(7,920)	2,757
	14,268,195	(8,086,812)	6,181,383	13,248,245	(7,748,332)	5,499,913

In progress	1,802,264	-	1,802,264	2,371,855	-	2,371,855

Special liabilities	(15)	-	(15)	(15)	-	(15)
	16,070,444	(8,086,812)	7,983,632	15,620,085	(7,748,332)	7,871,753

17.3    Changes in Property, Plant and Equipment

	In service	In progress	Total
Balance as of January 1, 2012 - Restated	5,745,134	1,463,983	7,209,117
Investment program paid	-	875,509	875,509
Investment program to pay	-	119,590	119,590
Financial participation of costumers	-	(15)	(15)
Provision for contingences	-	3,855	3,855
Fixed assets for projects	88,560	(88,560)	-
Transfers of accounts receivable related to the concession	713	-	713
Depreciation quotas to profit and loss	(331,330)	-	(331,330)
Depreciation quotas - Pasep/Cofins credits	(1,815)	-	(1,815)
Write off	(1,349)	(2,522)	(3,871)
Balance as of December 31, 2012	5,499,913	2,371,840	7,871,753
1st consolidation effect - subsidiaries (Note 16.1)	-	65,519	65,519
Investment program paid	-	420,227	420,227
Fixed assets for projects	1,054,115	(1,054,115)	-
Transfers of accounts receivable related to the concession	1,405	157	1,562
Transfers of accounts receivable related to the concession - Resolution 367/2009	1,742	(2,824)	(1,082)
Transfers of intangible assets	(165)	2,660	2,495
Depreciation quotas to profit and loss	(366,016)	-	(366,016)
Depreciation quotas - Pasep/Cofins credits	(1,032)	-	(1,032)
Write off	(1,262)	(1,215)	(2,477)
Write off - Resolution 367/2009	(7,317)	-	(7,317)
Balance as of December 31, 2013	6,181,383	1,802,249	7,983,632

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.4    Changes in Property, Plant and Equipment by type of account – in service and in progress

	Balance as of					Balance as of
	January 1, 2013	Additions	Depreciation	Write off	Transference	December 31, 2013
Land	310,891	19,952	(2,481)	-	-	328,362
Buildings, civil works and improvements	484,996	80,706	(33,869)	(288)	(1,196)	530,349
Machinery and equipment	2,541,016	287,019	(173,945)	(8,601)	(16,193)	2,629,296
Vehicles	29,834	3,176	(5,663)	-	-	27,347
Furniture and tools	8,161	3,269	(482)	(107)	(2,863)	7,978
Reservoirs, dams and aqueducts	3,024,040	253,350	(150,608)	(11)	38,962	3,165,733
Others	1,472,815	(161,726)	-	(787)	(15,735)	1,294,567
	7,871,753	485,746	(367,048)	(9,794)	2,975	7,983,632

	Balance as of					Balance as of
	January 1, 2012					December 31, 2012
	Restated	Additions	Depreciation	Write off	Transference	Restated
Land	270,096	40,795	-	-	-	310,891
Buildings, civil works and improvements	507,227	7,975	(29,690)	(517)	1	484,996
Machinery and equipment	2,483,488	178,910	(154,232)	(1,948)	34,798	2,541,016
Vehicles	10,625	7,294	(3,829)	(42)	15,786	29,834
Furniture and tools	2,774	5,972	(470)	(8)	(107)	8,161
Reservoirs, dams and aqueducts	3,082,435	86,529	(144,924)	-	-	3,024,040
Others	852,472	671,464	-	(1,356)	(49,765)	1,472,815
	7,209,117	998,939	(333,145)	(3,871)	713	7,871,753

17.5    Effects of Law 12,783/2012 on the property, plant and equipment of Copel Geração

On September 12, 2012, Provisional Measure 579 (MP 579) was published, which governs the extension of the concessions for generation, transmission and distribution of electric power, obtained by Law 9,074 of 1995. Decree 7,805/12 which regulates MP 579 was published on September 17, 2012. In accordance with MP 579/12, the companies which have contracts for concessions for generation, transmission and distribution of power, maturing between 2015 and 2017, have the option of extending the concession terms, at the discretion of the granting authority, once, for a period of up to 30 years, provided that they accept early maturity of their existing contracts for December 2012. This extension is subject to the acceptance of certain conditions established by the granting authority, such as: i) fixed income according to criteria established by ANEEL, ii) agreement to service quality standards set by ANEEL and, iii) agreement with established amounts as compensation for the assets linked to the concession.

The Company has not expressed interest in extending the concessions for generation falling due until 2017 (note 34.2.5) and therefore, the occurrence of MP 579 and subsequent regulations published for these generators, will not affect the cash flow forecast until the end of the current concessions. This is valid for revenue estimates and also for the indemnity expected to be paid by the end of the concession.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

This applies to the forecasts for revenue and also for the expectation of compensation of the assets not depreciated until the end of the concession. Decree 7,805/12 confirms the assumption currently adopted by the Company for impairment tests of assets, as it clarifies the condition of compensation to the new replacement value (VNR) at the discretion of the granting authority, of the residual balance of the assets recorded in each concession.

The Company's management understands it has an assured contractual right with respect to compensation of the assets linked to the end of the public service concessions, using in the calculation of recovery the new replacement value (VNR) methodology, as defined by Law 12,783/12.

17.6    Depreciation Rates

Depreciation rates (%)	12.31.2013	12.31.2012
Generation
General equipment	6.92	6.22
Generators	3.43	2.83
Reservoirs, dams and headrace channel	2.35	1.99
Hidraulic turbines	3.63	2.45
Gas and steam turbines	2.30	2.26
Water cooling and treatment facilities	4.39	4.40
Gas conditioning equipament	4.39	4.40
Central administration
Buildings	3.33	3.33
Office machinery and equipment	6.25	6.26
Furniture and tools	6.25	6.25
Vehicles	14.29	14.29
Telecommunications
Transmission equipment	7.70	7.70
Terminal equipment	10.50	10.50
Infrastructure	6.30	6.30

The average rate for machinery and equipment is 3.56%.

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

As established on concession agreements, subsequent investments not forecast in the original project, provided that they are approved by the Granting Authority and have not yet been amortized, will be indemnified by the end of concessions. Therefore, these assets will be depreciated at the rates set by ANEEL.

17.7    Impairment of Assets

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

The respective cash flows are discounted at average discount rates, obtained through a methodology commonly employed by the market, supported by the regulator and approved by the Company’s senior management.

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

Based on the assumptions above, the Company has not identified a need to recognize an impairment provision.

17.8    Colíder Hydroelectric Power Plant (HPP)

On July 30, 2010, at the ANEEL Auction of Power from New Projects 003/10, Copel Geração e Transmissão won the rights to the concession of the Colíder Hydroelectric Power Plant, which will feature 300 MW of installed capacity; the concession is valid for 35 years from the date of signature of Concession Contract no. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

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

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis and the signed financing agreement, amounted to R$ 1,041,155, in December 2013 was released the amount of R$ 840,106 as note 21.5.

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$ 103.40/MWh, as of July 1, 2010, adjusted according to the variation of the IPCA inflation index (R$ 126.81/MWh as of December 31, 2013). A total of 125 averages MW were sold, for supply starting in January 2015 for 30 years. The assured power of the project, established in its concession agreement, was 179.6 averages MW, after full motorization.

The expenditures in this venture on December 31, 2013 totaled R$ 1,320,590.

Total commitments already assumed with suppliers of equipment and services in connection with the Colíder Hydroelectric  Power Plant amounted to R$ 471,340 as of December 31, 2013.

17.9    Consórcio Tapajós

Copel Geração e Transmissão has signed a Technical Cooperation Agreement with eight other companies of the sector to conduct studies on the Tapajós and Jamanxim Rivers, in the North Region of Brazil, comprising an integrated environmental assessment of the Tapajós River Basin and viability and environmental studies of five hydroelectric projects, totaling 10,682 MW of installed capacity.

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

The expenditures on this project on December 31, 2013 totaled R$ 9,884.

17.10   Consórcio Empreendedor Baixo Iguaçu

On August 27, 2013 Copel Geração e Transmissão entered into a consortium with Geração Céu Azul S.A., with ownership percentage of 30% and 70%, respectively, to build and operate the Baixo Iguaçu Hydroelectric Power Plant, with a minimum installed capacity of 350.20 MW, located in Rio Iguaçu, between the municipalities of Capanema and Capitão Leônidas Marques, and between HPP Governador José Richa and the Iguaçu National Park, in Paraná State, which runs on 3 Kaplan turbines. This consortium was named "Consórcio Empreendedor Baixo Iguaçu" - CEBI.

The Consortium Member Agreement stipulated that Copel Geração e Transmissão will carry out the Proprietary Engineering services for CEBI, the value of this activity was set at R$ 15,392, which will be considered as a contribution from Copel Geração e Transmissão to the consortium.

As of December 31, 2013 the expenses incurred on this venture amounted to R$ 341.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18  Intangible Asset

	Concession		Concession		Right to use
	and autorization rights		contracts		software
		accumulated		accumulated		accumulated
	cost	amortization (a)	cost	amortization (a)	cost	amortization (b)	Other	12.31.2013
In service
Assets with finite useful life
Copel Geração e Transmissão (18.1)	-	-	15,884	(732)	17,734	(6,108)	43	26,821
Copel Distribuição (18.2)	-	-	3,664,119	(3,269,508)	-	-	-	394,611
Copel Distribuição-obrig. especiais (18.3)	-	-	(326,007)	256,417	-	-	-	(69,590)
Copel Telecomunicações	-	-	-	-	22,386	(9,280)	-	13,106
Compagas (18.4)	-	-	239,239	(101,937)	5,221	(3,296)	-	139,227
Elejor (18.5)	-	-	263,920	(69,141)	-	-	6,286	201,065
UEG Araucária	-	-	-	-	373	(206)	-	167
Concession Right - Elejor (18.5)	22,626	(5,847)	-	-	-	-	-	16,779
Autorization Right - Cutia (18.6)	5,809	-	-	-	-	-	-	5,809
Autorization Right - Nova Asa I	51,659	-	-	-	-	-	-	51,659
Autorization Right - Nova Asa II	51,745	-	-	-	-	-	-	51,745
Autorization Right - Nova Asa III	49,948	-	-	-	-	-	-	49,948
Autorization Right - Nova Eurus IV	53,154	-	-	-	-	-	-	53,154
Autorization Right - S. Maria	26,813	-	-	-	-	-	-	26,813
Autorization Right - S. Helena	28,955	-	-	-	-	-	-	28,955
Autorization Right - Ventos S. Uriel	13,445	-	-	-	-	-	-	13,445
	304,154	(5,847)	3,857,155	(3,184,901)	45,714	(18,890)	6,329	1,003,714
Assets with indefinite useful life
Compagas	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	21	21
	304,154	(5,847)	3,857,155	(3,184,901)	45,714	(18,890)	6,350	1,003,735
In progress
Copel Geração e Transmissão (18.1)	-	-	17,209	-	1,940	-	2,531	21,680
Copel Distribuição (18.2)	-	-	1,091,217	-	-	-	-	1,091,217
Copel Distribuição-Special Liabilities (18.3)	-		(154,965)	-	-	-	-	(154,965)
Copel Telecomunicações	-	-	-	-	2,032	-	85	2,117
Compagas	-	-	70,716	-	-	-	-	70,716
Nova Asa Branca I	-	-	-	-	-	-	44	44
Nova Asa Branca II	-	-	-	-	-	-	44	44
Nova Asa Branca III	-	-	-	-	-	-	190	190
Nova Eurus IV	-	-	-	-	-	-	42	42
Santa Maria	-	-	-	-	-	-	447	447
Santa Helena	-	-	-	-	-	-	42	42
Ventos de Santo Uriel	-	-	-	-	-	-	52	52
	-	-	1,024,177	-	3,972	-	3,477	1,031,626
								2,035,361
(a) Amortization over the concession period
(b) Annual amortization rate: 20%

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Concession		Concession		Right to use
	and autorization rights		contracts		software
		accumulated		accumulated		accumulated		Restated
	cost	amortization (a)	cost	amortization (a)	cost	amortization (b)	Other	12.31.2012
In service
Assets with finite useful life
Copel Geração e Transmissão (18.1)	-	-	12,905	(36)	15,158	(3,511)	43	24,559
Copel Distribuição (18.2)	-	-	3,713,620	(3,113,508)	-	-	-	600,112
Copel Distribuição-Special Liabilities (18.3)	-	-	(320,627)	211,651	-	-	-	(108,976)
Copel Telecomunicações	-	-	-	-	25,819	(6,319)	-	19,500
Compagas (18.4)	-	-	217,446	(86,920)	4,070	(2,906)	-	131,690
Elejor (18.5)	-	-	263,920	(60,532)	-	-	5,927	209,315
UEG Araucária	-	-	-	-	360	(145)	-	215
Concession Right - Elejor (18.5)	22,626	(5,092)	-	-	-	-	-	17,534
Autorization Right - Cutia (18.6)	5,809	-	-	-	-	-	-	5,809
	28,435	(5,092)	3,887,264	(3,049,345)	45,407	(12,881)	5,970	899,758
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-	-	-	18	18
Compagas	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	39	39
	28,435	(5,092)	3,887,264	(3,049,345)	45,407	(12,881)	6,009	899,797
In progress
Copel Geração e Transmissão (18.1)	-	-	15,101	-	991	-	4,312	20,404
Copel Distribuição (18.2)	-	-	898,361	-	-	-	-	898,361
Copel Distribuição-Special Liabilities (18.3)	-	-	(83,748)	-	-	-	-	(83,748)
Copel Telecomunicações	-	-	-	-	1,467	-	7	1,474
Compagas	-	-	52,837	-	-	-	-	52,837
Elejor	-	-	-	-	-	-	27	27
	-	-	882,551	-	2,458	-	4,346	889,355
								1,789,152
(a) Amortization over the concession period
(b) Annual amortization rate: 20%

Changes in intangible assets

.
	Concession contracts				Concession	Other
	In	In	Special Liabilities		and autorization	In	In
	service	progress	In service	In progress	rights	service	progress
Balance as of January 1, 2012 - Restated	1,224,874	674,591	(200,444)	(40,457)	24,098	4,271	30,011	1,716,944
Investment program	-	840,119	-	-	-	-	11,685	851,804
Customers' financial participation	-	-	-	(107,980)	-	-	-	(107,980)
Aneel concession - use of public assets	-	1,886	-	-	-	-	-	1,886
Transfers to tax liabilities	(8,073)	(301)	-	-	-	-	-	(8,374)
Transfers to accounts receivable related to the concession
- remeasurement Resolution No. 474/2012	(136,658)	-	53,245	-	-	-	-	(83,413)
Transfers to accounts receivable related to the concession	-	(405,521)	-	57,916	-	-	-	(347,605)
Transfers to intangible assets in service	140,889	(140,889)	(6,773)	6,773	-	34,824	(34,824)	-
Amortization of quotas - concession and autorization	(256,731)	-	42,709	-	(755)	(3,748)	-	(218,525)
Amortization of quotas - Pasep/Cofins credits	(12,544)	-	2,287	-	-	24	-	(10,233)
Write off	(4,671)	(3,586)	-	-	-	-	(68)	(8,325)
Disposal	(191)	-	-	-	-	-	-	(191)
Adjustments to financial assets classified as available for sale	-	-	-	-	-	3,164	-	3,164
Balance as of December 31, 2012 - Restated	946,895	966,299	(108,976)	(83,748)	23,343	38,535	6,804	1,789,152
Investment program	-	1,018,057	-	-	275,719	-	5,297	1,299,073
Customers' financial participation	-	-	-	(160,614)	-	-	-	(160,614)
Aneel concession - use of public assets	-	5,087	-	-	-	-	-	5,087
Transfers to accounts receivable related to the concession	-	-	-	-	-	2,589	-	2,589
Transfers to property, plant and equipment, net in progress	-	-	-	-	-	165	(2,660)	(2,495)
Transfers to accounts receivable related to
Transfers to accounts receivable related to the concession (Note 9.1)	-	(712,947)	-	82,878	-	-	-	(630,069)
Transfers to intangible assets in service	87,599	(87,599)	(6,519)	6,519	-	1,697	(1,697)	-
Amortization of quotas - concession and autorization	(272,967)	-	43,163	-	(755)	(6,627)	-	(237,186)
Amortization of quotas - Pasep/Cofins credits	(14,135)	-	2,460	-	-	(497)	-	(12,172)
Write off	(5,443)	(9,755)	282	-	-	(2,669)	(295)	(17,880)
Write off - Resolution 367	(105)	-	-	-	-	(19)	-	(124)
Balance as of December 31, 2013	741,844	1,179,142	(69,590)	(154,965)	298,307	33,174	7,449	2,035,361

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Changes in intangible assets by class of assets

		Concession
	Concession	and autorization
	contracts	rights	Softwares	Others
Balance as of January 1, 2012	1,658,564	24,098	31,468	2,814	1,716,944
Additions	386,420	-	7,309	7,537	401,266
Transfer to accounts receivable related to the concession	(83,413)	-	-	-	(83,413)
Amortization of quotas - concession and autorization	(224,279)	(755)	(3,724)	-	(228,758)
Write off	(8,257)	-	(65)	-	(8,322)
Others	(8,565)	-	-	-	(8,565)
Balance as of December 31, 2012	1,720,470	23,343	34,988	10,351	1,789,152
Additions	232,461	275,719	3,032	2,265	513,477
Transfer to accounts receivable related to the concession	-	-	2,589	-	2,589
Amortization of quotas - concession and autorization	(241,479)	(755)	(7,124)	-	(249,358)
Write off	(15,021)	-	(2,688)	(295)	(18,004)
Others	-	-	-	(2,495)	(2,495)
Balance as of December 31, 2013	1,696,431	298,307	30,797	9,826	2,035,361

18.1    Copel Geração e Transmissão

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets are amortized over the term of the concession contract.

18.2    Copel Distribuição

The intangible asset for the concession represents the right to exploit the construction services and the supply of energy services and will be recovered through consumption and consequent billing to customers.

ANEEL establishes, by Ruling no. 474/2012, the estimated economic useful life of each asset that makes up the energy distribution infrastructure, for purposes of tariff setting and also of assessment of the amount of compensation to be paid for revertible assets at the end of the concession's term. This estimate is reasonable and adequate for accounting and regulatory purposes and represents the best estimate of the assets’ economic useful lives accepted by the industry.

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

18.3    Copel Distribuição - Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, state, and municipal funds, and special credits assigned to the investments in facilities related to a concession.

Special obligations are not onerous liabilities and are not the shareholder’s credits.

The scheduled date for settlement of these liabilities was the concession expiration date. ANEEL, by means of Regulatory Resolution no. 234/2006, as amended by Resolution no. 338/2008, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic tariff review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to ANEEL Ruling no. 3,073/06 and Circular Letter no. 1,314/07. Amortization is calculated based on the same average rate of distribution activity assets.

According to the regulations of ANEEL, special obligations should be recorded in the statement of financial position as an offset to the total intangible and financial assets.  The balance of special obligations reported in intangible assets will be amortized over the concession period.

18.4    Compagas

These intangible assets are related to the construction of infrastructure and the acquisition of the necessary assets for the operation of gas distribution services and the right to collect from customers for gas supply. The construction of infrastructure and the acquisition of assets are deemed service rendering by the granting authority.

Amortization of intangible assets reflects the current expectation for the future economic benefits of the asset to be consumed by Compagas, with expected average amortization of 7.1% p.y., limited to the concession period, for gas pipelines built until December 31, 2008 and 10% p.y. for other assets.

At the end of the concession, the assets related to gas distribution service, after 2014, shall revert to the granting authority, and Compagas shall be reimbursed for the investments made based on their amortized replacement value, assessed through an independent auditing company, based on the values to be determined then.

18.5    Elejor

Concession Contract

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets have been amortized over the term of the concession contract, and the corresponding liability has been amortized by payments (Note 26).

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Concession Rights

The acquisition of the Elejor shares held by Triunfo Participações S.A., on December 18, 2003, resulted in total concession intangible asset of R$ 22,626. The straight line method of amortization of the concession intangible asset was economically determined by the expected income from the commercial operation of the concession, which expires in 2036, and its effect on the statements of income as of December 31, 2013 was R$ 755 (R$ 755 in 2012).

18.6    Concession rights - Cutia

The acquisition resulted in concession rights amounting to R$ 5,809, which will be amortized over the concession period, from the start of commercial operation of the project, scheduled for January 1, 2015 for resolutions by ANEEL. The concession period of wind farms is 30 years from the date of publication of authorizing resolutions in the Official Gazette, which occurred on January 05, 2012.

18.7    Recoverable value of intangible asset (definite useful life)

Although there is no indication of impairment, the Company has assessed the recoverable value of its intangible assets based on the present value of the corresponding estimated future cash flows.

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

Cash flows have been estimated based on the Company’s operating results and projections until the end of the concession, under the following main assumptions:

•         Organic growth compatible with historical data and the Brazilian economy's growth prospects; and

•         The average discount rate obtained through a methodology commonly employed on the market, taking into account the weighted average cost of capital (WACC), as discussed in Note 17.7.

The recoverable value of these assets exceeds their book value, so there are no impairment losses to be recognized.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19  Payroll, Social Charges and Accruals

		Restated
	12.31.2013	12.31.2012
Social security liabilities
Taxes and social contribution	39,115	61,312
Social security charges on paid vacation and 13th salary	30,008	34,160
	69,123	95,472
Labor liabilities
Payroll, net	2,524	3,015
Vacation	84,071	96,746
Profit sharing for the year	80,048	29,940
Voluntary redundancy	3,871	158,781
Assignments to third parties	48	54
	170,562	288,536
	239,685	384,008

20  Suppliers

		Restated
	12.31.2013	12.31.2012
Energy supplies	581,968	517,982
Materials and supplies	373,195	471,526
Charges for use of grid system	72,151	82,195
Natural gas for resale	51,502	43,681
Natural gas and supplies for the gas business - renegotiation Petrobras	63,544	117,306
	1,142,360	1,232,690
Current	1,092,239	1,131,782
Noncurrent	50,121	100,908

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

20.1    Main Power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and adjusted annually according to the IPCA inflation index:

.	Supply	Energy purchased	Auction	Average purchase
	period	(annual average MW)	date	price (R$/MWh)
Auction of power from existing facilities
1st Auction - Product 2006	2006 to 2013	812.41	12.07.2004	67.33
1st Auction - Product 2007	2007 to 2014	37.45	12.07.2004	75.46
2nd Auction - Product 2008	2008 to 2015	51.91	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	44.76	10.11.2005	94.91
5th Auction - Product 2007	2007 to 2014	54.37	12.14.2006	104.74
8th Auction- Product 2010 Q5	2010 to 2014	0.010	11.30.2009	99.14
8th Auction- Product 2010 D5	2010 to 2014	0.012	11.30.2009	80.00
10th Auction- Product 2012 Q3	2012 to 2014	15.59	11.30.2011	79.99
		1,016.51
Auction of power from new facilities
1st Auction- Product 2008 Hydro	2008 to 2037	3.61	12.16.2005	106.95
1st Auction- Product 2008 Therm	2008 to 2022	25.25	12.16.2005	132.26
1st Auction- Product 2009 Hydro	2009 to 2038	3.54	12.16.2005	114.28
1st Auction- Product 2009 Therm	2009 to 2023	42.37	12.16.2005	129.26
1st Auction- Product 2010 Hydro	2010 to 2039	72.41	12.16.2005	115.04
1st Auction- Product 2010 Therm	2010 to 2024	67.10	12.16.2005	121.81
3th Auction- Product 2011 Hydro	2011 to 2040	57.66	10.10.2006	120.86
3th Auction- Product 2011 Therm	2011 to 2025	54.22	10.10.2006	137.44
4th Auction- Product 2010 Therm	2010 to 2024	15.44	07.26.2007	134.67
5th Auction- Product 2012 Hydro	2012 to 2041	53.24	10.16.2007	129.14
5th Auction- Product 2012 Therm	2012 to 2026	115.38	10.16.2007	128.37
6th Auction- Product 2011 Therm	2011 to 2025	11.99	09.17.2008	128.42
7th Auction- Product 2013 Hydro	2013 to 2042	-	09.30.2008	98.98
7th Auction- Product 2013 Therm	2013 to 2027	139.67	09.30.2008	145.23
8th Auction- Product 2012 Hydro	2012 to 2041	0.01	08.27.2009	144.00
8th Auction- Product 2012 Therm	2012 to 2026	0.14	08.27.2009	144.60
		662.03
Structuring projects auction
Santo Antonio	2012 to 2041	52.55	12.10.2007	78.87
Jirau	2013 to 2042	54.94	05.19.2008	71.37
		107.49

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21  Loans and Financing

				Current liabilities		Noncurrent liabilities
	Principal	Charges	12.31.2013	12.31.2012	12.31.2013	12.31.2012
Foreign currency
STN (21.1)	1,568	586	2,154	3,311	62,661	56,029
Eletrobras	7	-	7	6	-	5
	1,575	586	2,161	3,317	62,661	56,034
Local currency
Banco do Brasil (21.2)	644,182	71,885	716,067	168,624	886,893	1,373,235
Eletrobras (21.3)	49,322	7	49,329	54,204	130,427	178,841
Finep (21.4)	6,869	66	6,935	2,014	33,622	27,511
BNDES (21.5)	19,289	1,487	20,776	18,156	1,104,333	196,699
Banco do Brasil
Transfer BNDES (21.6)	11,369	469	11,838	14,975	148,742	157,268
Promissory Notes (21.7)	150,000	-	150,000	-	-	-
	881,031	73,914	954,945	257,973	2,304,017	1,933,554
	882,606	74,500	957,106	261,290	2,366,678	1,989,588

21.1    Department of the National Treasury - STN

	Number of	Final		Annual rate p.y.
Type of bonus	installment	maturity	Amortization	(interest + commission)	Principal	12.31.2013	12.31.2012
Capitalization Bond	21	04.10.2014	Semi Annual	8.0% + 0.20%	12,225	1,595	4,180
Par Bond	1	04.11.2024	Single installment	6.0% + 0.20%	17,315	37,385	22,548
Discount Bond	1	04.11.2024	Single installment	Libor Semi Annual+0.8125%+0.20%	12,082	25,835	32,612
						64,815	59,340
					Current	2,154	3,311
					Noncurrent	62,661	56,029
Company: Copel
Issue Date: 05.20.1998

Collateral:

Company’s centralized revenues account. For the Discount and Par Bonds, there are collateral deposits of R$ 18,700 and R$ 26,671 as of December 31, 2013 (R$ 17,820 and R$ 25,426 as of December 31, 2012), respectively (Note 6.1).

Note:
The restructuring of medium and long-term debt in connection with the financing received under Law nº 4,131/62.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.2    Banco do Brasil S.A.

	Issue	Number of	Final	Annual rate p.y.
Contracts	Date	installment	maturity	(interest + commission)	Principal	12.31.2013	12.31.2012
Law 8,727/93 (a)	03.30.1994	240	03.01.2014	TJLP and IGP-M + 5.098%	28,178	66	298
21/02155-4 (b)	09.10.2010	3	08.15.2015	98.5% of average rate of CDI	350,000	311,286	430,932
21/02248-8 (c)	06.22.2011	1	06.01.2015	99.5% of average rate of CDI	150,000	184,735	170,142
CCB 21/11062X (d)	08.26.2013	3	07.27.2018	106.0% of average rate of CDI	151,000	152,135	-
NC 330600129 (e)	01.31.2007	1	01.31.2014	106.5% of average rate of CDI	29,000	30,156	29,911
NC 330600132 (f)	02.28.2007	1	02.28.2014	106.2% of average rate of CDI	231,000	238,591	236,729
NC 330600151 (g)	07.31.2007	1	07.31.2014	106.5% of average rate of CDI	18,000	18,718	18,565
NC 330600156 (h)	08.28.2007	1	08.28.2014	106.5% of average rate of CDI	14,348	14,821	14,705
NC 330600157 (i)	08.31.2007	1	08.31.2014	106.5% of average rate of CDI	37,252	38,439	38,143
NC 330600609 (j)	08.19.2011	3	07.21.2016	109.41% of average rate of CDI	600,000	614,013	602,434
						1,602,960	1,541,859
					Current	716,067	168,624
					Noncurrent	886,893	1,373,235
Company:
Copel Distribuição: (a) (b) (c) (d)
Parent Company: (e) (f) (g) (h) (i) (j)

Annual installment
Along with the interest in proportion to the installments, the first amount of R$ 116,666, maturing on 08.25.2013 and others of R$ 116,667, maturing on 07.11.2014 and 08.15.2015: (b)
Together with the data is the interest accrued on the installments, in the amount of R$ 50,333, falling due on July 27, 2016, July 27, 2017 and July 27, 2018: (d)
The first amount of R$ 200,000, maturing on 07.21.2014 and other on 07.21.2015 and 07.21.2016: (i)

Destination:
Private Credit Assignment Agreement with the Federal Government: (a)
Working capital: (b) (c) (d)
Only purpose of paying the debts: (e) (f) (g) (h) (i) (j)

Collateral:
Copel’s accounts receivable: (a)
Pledge until 360 days: (b) (c)
Assignment of receivables: (d)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.3    Eletrobras - Centrais Elétricas Brasileiras S.A.

	Issue	Number of	Final	Annual rate p.y.
Contracts	Date	installment	maturity	(interest + commission)	Principal	12.31.2013	12.31.2012
1293/94 (a)	09.23.1994	180	06.30.2016	5.5% to 6.5% + 2.0%	307,713	83,362	119,038
980/95 (b)	12.22.1994	80	11.15.2018	8.0%	11	12	16
981/95 (c)	12.22.1994	80	08.15.2019	8.0%	1,169	376	441
982/95 (d)	12.22.1994	80	02.15.2020	8.0%	1,283	142	166
983/95 (e)	12.22.1994	80	11.15.2020	8.0%	11	179	205
984/95 (f)	12.22.1994	80	11.15.2020	8.0%	14	77	87
985/95 (g)	12.22.1994	80	08.15.2021	8.0%	61	47	53
002/04 (h)	06.07.2004	120	07.30.2016	8.0%	30,240	2,846	4,059
142/06 (i)	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	17,286	21,333
206/07 (j)	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	59,357	69,351
273/09 (k)	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	14,798	16,525
2540/06 (l)	05.12.2009	60	10.30.2016	5.0% + 1.5%	2,844	1,274	1,771
						179,756	233,045
					Current	49,329	54,204
					Noncurrent	130,427	178,841
Company:
Copel Geração e Transmissão: (a)
Copel Distribuição: (b) (c) (d) (e) (f) (g) (h) (i) (j) (k) (l)

Destination:
Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system: (a)
National Program for Watering - Proni: (b) (c) (d) (e) (f) (g)
Rural Electricity Program - Luz para Todos: (h) (i) (j) (k)
National Program for Efficient Public Lighting - ReLuz: cover 75% of the total cost of the Project for the City of Ponta Grossa:(l)

Collateral:
The guarantee is represented by the income, supported by power of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

Note:
Final Grace Period: 12.30.2012 (k)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.4    Finep

	Issue	Number of	Final	Annual rate p.y.
Contracts	Date	installment	maturity	(interest + commission)	Principal	12.31.2013	12.31.2012
2070791-00 (a)	11.28.2007	49	12.15.2014	0.37% above TJLP	5,078	1,147	2,295
2070790-00 (b)	11.28.2007	49	12.15.2014	0.13% above TJLP	3,535	547	1,618
21120105-00 (c)	05.17.2012	81	10.15.2020	4.0%	35,095	21,223	15,526
21120105-00 (c)	05.17.2012	81	10.15.2020	3.5% + TR	17,103	17,640	10,086
						40,557	29,525
					Current	6,935	2,014
					Noncurrent	33,622	27,511
Company:
Copel Geração e Transmissão: (a) (b)
Copel Telecomunicações: (c)

Destination:
Research and Development Project GER 2007: (a)
Research and Development Project TRA 2007: (b)
BEL project - ultra wide band intranet service (Ultra Wide Band - UWB): (c)

Collateral:
Withhold the amounts from the checking account in which revenues are deposited: (a) (b) (c)

Note:
R$ 414 were returned for not having been executed in the project. (b)

In replacement to the contract 2100567-00, signed on November 29, 2010. Credit of R$ 52,198 to be offered in six parcels.
In contrast, the financed commits to participate in the costs of preparation with the minimum value of R$ 8,324.
Were released three parcels, totaling R$ 38,471 of this amount, R$ 12,664 was released in 2013.
The maturity of the 1st installment is February 15, 2014. (c)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.5    BNDES

	Issue	Number of	Maturity		Annual rate p.y.
Contracts	Date	installment	initial	final	(interest + commission)	Principal	12.31.2013	12.31.2012
820989.1 (a)	03.17.2009	179	02.15.2012	01.15.2028	1.63% above TJLP	169,500	160,572	172,137
1120952.1-A (b)	12.16.2011	168	05.15.2012	04.15.2026	1.82% above TJLP	42,433	37,484	39,568
1120952.1-B (c)	12.16.2011	168	05.15.2012	04.15.2026	1.42% above TJLP	2,290	2,022	3,150
1220768.1 (d)	09.28.2012	192	08.15.2013	07.15.2029	1.36% above TJLP	73,122	67,259	-
13211061 (e)	12.04.2013	192	11.15.2015	10.15.2031	1.49% above TJLP	1,041,155	840,106	-
13210331 (f)	12.03.2013	168	09.15.2014	08.15.2028	1.49% and 1.89% above TJLP	17,644	17,666	-
							1,125,109	214,855
						Current	20,776	18,156
						Noncurrent	1,104,333	196,699
Company:
Copel Geração e Transmissão

Financial charges:
It will be paid monthly after the first payment of the principal amount.

Destination:
Construction of the Mauá Hydroelectric Power Plant and its transmission system: (a)
Implementation of transmission line between substations Foz do Iguaçu and Cascavel Oeste: (b)
Purchase of machinery and equipment: (c)
Implementation of Cavernoso II SHP: (d)
Implementation of HPP Colíder and associated transmission system: (e)
Implementation of the 230/138kV Cerquilho III Substation: (f)

Collateral:

All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection with this project (a) and (d)

Copel Geração e Transmissão has undertaken to assign to the BNDES the rights it holds under Concession Arrangement 027/2009-ANEEL, and to submit as a guarantee to the BNDES the credit rights deriving from the provision of energy transmission services stipulated in the Concession Arrangement (Transmission Services Agreement 09/2010), by Copel Geração e Transmissão and the National Electric System Operator (Operador Nacional do Sistema Elétrico or ONS), the transmission concession operators and the users of the transmission system, including the entire revenue deriving from the transmission services provided: (b) and (c)

Statutory assignment of the rights under Concession Agreement 01/2011MME-HPP Colíder and statutory assignment under the electricity purchase and sale agreement (CCVEE) between Copel and Sadia S.A.: (e)

Statutory assignment of the rights under Public Electricity Transmission Service Concession Agreement 015/2010-ANEEL, between Copel and the federal government: (f)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.6    Banco do Brasil - Distribution of Funds from BNDES

	Issue	Number of	Maturity		Annual rate p.y.
Contracts	Date	installment	initial	final	(interest + commission)	Principal	12.31.2013	12.31.2012
21/02000-0	04.16.2009	179	02.15.2012	01.15.2028	2.13% above TJLP	169,500	160,580	172,243
							160,580	172,243
						Current	11,838	14,975
						Noncurrent	148,742	157,268
Company:
Copel Geração e Transmissão

Financial charges:
It will be paid quarterly during the grace period and monthly after the first payment of the principal amount

Destination:
Construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul

Collateral:

All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection with this project

21.7    Promissory notes – Wind Power

	Issue	Single	Annual rate p.y.
Company	Date	Maturity	(interest + commission)	Principal	12.31.2013
Nova Asa Branca I (a)	12.26.2013	06.24.2014	100% of average rate of CDI + 0.90%	22,000	22,000
Nova Asa Branca II (a)	12.26.2013	06.24.2014	100% of average rate of CDI + 0.90%	22,000	22,000
Nova Asa Branca III (a)	12.26.2013	06.24.2014	100% of average rate of CDI + 0.90%	22,000	22,000
Nova Eurus IV (a)	12.26.2013	06.24.2014	100% of average rate of CDI + 0.90%	22,000	22,000
Santa Maria (b)	12.26.2013	06.24.2014	100% of average rate of CDI + 0.90%	25,000	25,000
Santa Helena (c)	12.26.2013	06.24.2014	100% of average rate of CDI + 0.90%	24,000	24,000
Ventos de Santo Uriel (d)	12.26.2013	06.24.2014	100% of average rate of CDI + 0.90%	13,000	13,000
					150,000
Features:

Promissory notes issued as follows: 4 notes issued with unit values of R$ 5,500 (a); 5 notes issued with unit values of R$ 5,000 (b) 6 notes issued with unit values of R$ 4,000 (c), and 13 notes issued with unit values from R$ 1,000 (d)

Financial Charges:
Interest paid in full at maturity.

Destination:
Guarantee funds for the investment program with the construction of wind power plants.

Warranty:
Fidejussory

Guarantor:
Copel

Fiduciary agent:
C&D Distribuidora de Títulos e Valores Mobilíarios S.A

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.8    Breakdown of loans and financing by currency and index

	Index and change in foreign currencies
	accumulated in the period (%)	12.31.2013%		12.31.2012%
Foreign currency
U.S. Dolar	14.64	64,822	1.95	59,351	2.64
		64,822	1.95	59,351	2.64
Local currency
TJLP	5.00	1,308,607	39.37	387,111	17.20
IGP-M	5.51	65	-	284	0.01
Ufir	0.00	96,394	2.90	114,006	5.06
Finel	1.07	83,361	2.51	119,040	5.29
CDI	41.59	1,752,895	52.74	1,541,561	68.49
TR	0.19	-	-	13,998	0.62
Without indexer	-	17,640	0.53	15,527	0.69
		3,258,962	98.05	2,191,527	97.36
		3,323,784	100.00	2,250,878	100.00
	Current	957,106		261,290
	Noncurrent	2,366,678		1,989,588

21.9    Maturity of noncurrent installments

12.31.2013	Foreign currency	Local currency	Total
2015	-	632,865	632,865
2016	-	369,456	369,456
2017	-	154,749	154,749
2018	-	153,839	153,839
2019	-	100,379	100,379
After 2020	62,661	892,729	955,390
	62,661	2,304,017	2,366,678

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.10   Changes in loans and financing

		Foreign currency		Local currency
	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2012	4,490	53,955	111,997	2,004,030	2,174,472
Funding	-	-	-	81,723	81,723
Charges	2,738	-	133,106	48,507	184,351
Monetary and exchange variations	163	4,712	174	1,460	6,509
Transfers	2,633	(2,633)	202,166	(202,166)	-
Amortization - principal	(2,302)	-	(35,566)	-	(37,868)
Amortization - interest and variation	(4,405)	-	(153,904)	-	(158,309)
Balance as of December 31, 2012	3,317	56,034	257,973	1,933,554	2,250,878
Funding	-	-	150,000	1,089,126	1,239,126
Charges	2,732	-	143,636	38,210	184,578
Monetary and exchange variations	258	7,974	241	1,342	9,815
Transfers	1,347	(1,347)	758,215	(758,215)	-
Amortization - principal	(1,478)	-	(30,030)	-	(31,508)
Amortization - interest and variation	(4,015)	-	(325,090)	-	(329,105)
Balance as of December 31, 2013	2,161	62,661	954,945	2,304,017	3,323,784

21.11   Contracts with clauses for anticipated maturity

The Company and its subsidiaries contracted loans which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital of subsidiaries that represents a change in control, without prior notice; specifically for Copel Geração e Transmissão, no dividend distributions or payments for interest on own capital to be made, for which the amount, individually or together, exceeds the minimum compulsory amount, without prior and express authorization. Non compliance with these terms could result in the anticipated maturity of the debts and/or fines.

At December 31, 2013 all of the terms were analyzed, and it was identified that all contractual covenants had been complied with.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22  Debentures

	Issue	Number of	Maturity		Annual rate p.y.
Debentures	Date	installment	initial	final	(interest)	Principal	12.31.2013	12.31.2012
1st issue (a)	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	1,015,389	1,010,677
2nd issue (b)	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203,000	192,556	-
							1,207,945	1,010,677
						Current	57,462	12,719
						Noncurrent	1,150,483	997,958
Company:
Copel Distribuição: (a)
Elejor: (b)

Characteristics:

Simple debentures, single series, unconvertible, unsecured debenture, was approved for public offering under restricted placement efforts, in the minimum amount of R$ 1,000,000 (a) and R$ 203,000 (b) 100,000 (a) and 20,300 (b) notes were issued with a unit value of R$ 10.

The debentures' unit values will not be adjusted for inflation.

Finance charges: Interest paid half-yearly in April and October: (a)
Interest paid monthly: (b)

Allocation:
Working capital or used to make investments in the issuer: (a)
Full settlement of the loan agreement with Copel: (b)

Collaterals:
Personal guarantee (a) and (b)

Guarantor:
Copel: (a)
Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%: (b)

Trustee:
C&D Distribuidora de Títulos e Valores Mobilíarios S.A. (a) (b)

22.1    Change in debentures

	Current	Noncurrent	Total
Balance as of January 1, 2012	-	-	-
Funding	-	1,000,000	1,000,000
Charges	14,858	(2,042)	12,816
Amortization - interest and variation	(2,139)	-	(2,139)
Balance as of December 31, 2012	12,719	997,958	1,010,677
Funding	40,600	162,400	203,000
Charges	89,282	5,259	94,541
Transfers	15,134	(15,134)	-
Amortization - principal	(10,152)	-	(10,152)
Amortization - interest and variation	(90,121)	-	(90,121)
Balance as of December 31, 2013	57,462	1,150,483	1,207,945

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.2    Contracts with clauses for anticipated maturity

Copel Distribuição and Elejor issued debentures that contain covenants that require the maintenance of certain economic and financial indices within previously established parameters with enforceability of compliance with annual and other conditions to be observed, such as changing the shareholding of the Company in the share capital representing a change of control without the prior consent of the Debenture Holders; not making without prior written consent of the Debenture holders, payments of dividends or payments of interest on equity, if they are in arrears regarding compliance with any of their financial obligations or they do not meet the established financial indices. Failure to comply with these conditions may allow early call of the debentures.

At December 31, 2013 all of the terms were analyzed, and it was identified that all contractual covenants had been complied with.

23  Post-Employment Benefits

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

Due to the unification of the regulations for Plans I and II in the final quarter of 2013, the plan was given a new name and is now known as the Unified Plan.

23.1    Benefit Pension Plan

The unified pension plan is a Defined Benefit Plan - BD in which the income is predetermined, according to each individual's salary, and pension plan III is a Defined Contribution Plan - CD.

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with the rules established by the Technical Pronouncement IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.3    Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under Post-Employment Benefits, are summarized below:

Consolidado		Restated
	12.31.2013	12.31.2012
Pension plan	5	989
Healthcare plan	967,227	700,060
	967,232	701,049
Current	29,983	25,819
Noncurrent	937,249	675,230

The Company reviewed its actuarial position established in the last fiscal year on December 31, 2012, which is mainly due to the increase in interest rates and the variation on the actual costs. Therefore, financial assumptions were reviewed together with the Company's independent actuary, considering a new discount rate on December 31, 2013 according to the latest auctions of federal government bonds. The plans' net assets were also reviewed and revalued at their fair values.

The amounts recognized in the statement of income are shown below:

	12.31.2013	12.31.2012	12.31.2011
Pension plan (CD)	51,857	46,345	45,187
Pension plan (CD) - management	988	751	455
Healthcare plan - post employment	76,815	94,456	71,620
Healthcare plan	46,435	41,269	33,542
Healthcare plan - management	101	57	41
	176,196	182,878	150,845

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Changes in the post-employment benefits

	Current	Noncurrent
	liabilities	liabilities	Total
Balance as of January 1, 2012 - Restated	36,037	419,253	455,290
Appropriation of actuarial calculation	-	94,610	94,610
Pension and healthcare contributions	101,477	-	101,477
Adjustment related to actuarial losses	-	186,392	186,392
Transfers	25,025	(25,025)	-
Amortizations	(136,720)	-	(136,720)
Balance as of December 31, 2012 - Restated	25,819	675,230	701,049
Appropriation of actuarial calculation	-	76,524	76,524
Pension and healthcare contributions	119,149	-	119,149
Adjustment related to actuarial losses	-	216,967	216,967
Transfers	31,472	(31,472)	-
Amortizations	(146,457)	-	(146,457)
Balance as of December 31, 2013	29,983	937,249	967,232

23.4    Actuarial valuation

23.4.1     Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2013 and 2012 are shown below:

		2013		2012
	Actual	Nominal	Actual	Nominal
Economic
Inflation p.y.	-	5.93%	-	5.35%
Discount rate expected return on plan assets rate p.y.
Pension plan	6.08%	12.37%	3.30%	8.83%
Healthcare plan	6.20%	12.50%	3.84%	9.40%
Compensation increase p.y.	2.00%	8.05%	2.00%	7.46%
Demographic
Mortality table		AT - 2000		AT - 2000
Disabled mortality table		AT - 83		AT - 83
Disability table		Light M		Light M

23.4.2     Number of participants and beneficiaries

	Pension plan		Healthcare plan
	12.31.2013	12.31.2012	12.31.2013	12.31.2012
Number of active participants	9,325	9,637	8,824	9,297
Number of inactive participants	7,211	6,734	6,233	5,417
Number of dependent	-	-	24,307	23,949
Total	16,536	16,371	39,364	38,663

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.4.3     Life expectancy from the average age – Annuity Table AT-2000 (in years)

	Plan BD	Plan CD
December 31, 2013
Retired Participants	17.72	26.67
Pensioner Participants	18.48	30.12
December 31, 2012
Retired Participants	18.00	25.30
Pensioner Participants	21.30	33.80

 The average age of inactive participants of the healthcare and pension plans of the Company is 64.0 years.

23.4.4     Actuarial valuation

Based on the review of the assumptions, the values of the pension plan as of December 31, 2013 amounted to a plan surplus of R$ 362,035, while the position at December 31, 2012 was R$ 578,288, as summarized below:

Benefit plan	Pension plan	Healthcare plan	12.31.2013	Restated 12.31.2012
Defined benefit obligation	3,941,108	1,092,697	5,033,805	5,412,342
Fair value of plan's assets	(4,303,143)	(125,470)	(4,428,613)	(5,290,570)
Plan coverage status	(362,035)	967,227	605,192	121,772
Not recognized asset	362,035	-	362,035	578,288
	-	967,227	967,227	700,060

The Company made an adjustment to its assistance liabilities through the actuarial report issued on September 30, 2013, when it recorded R$ 155,314 in other comprehensive income corresponding to the actuarial loss determined by that date. On December 31, 2013 it was recorded an additional amount of R$ 61,653 corresponding to the actuarial loss determined by the actuarial report issued on December 31, 2013.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.4.5     Changes in actuarial liabilities

	Pension plan	Healthcare plan
Present value of liability actuarial net as of January 1, 2011	3,454,626	548,924
Service cost	22,616	6,507
Interest cost	383,499	62,314
Benefits paid	(243,185)	(100,235)
Actuarial (profits) / losses	190,294	46,313
Present value of liability actuarial net as of December 31, 2011	3,807,850	563,823
Service cost	330	2,341
Interest cost	342,636	83,074
Benefits paid	(264,676)	(13,278)
Benefits granted	244	-
Actuarial (profits) / losses	677,202	212,796
Present value of liability actuarial net as of December 31, 2012	4,563,586	848,756
Service cost	1,115	11,852
Interest cost	359,412	62,241
Benefits paid	(249,939)	(46,373)
Benefits granted	(244)	-
Actuarial (profits) / losses	(732,822)	216,221
Present value of liability actuarial net as of December 31, 2013	3,941,108	1,092,697

23.4.6     Changes in plan assets

	Pension plan	Healthcare plan
Fair value of plan assets as of January 1, 2011	3,939,606	128,560
Expected return of plan assets	441,922	13,556
Contributions sponsor and employees	24,121	-
Benefits paid	(243,185)	(100,235)
Actuarial gains (losses)	(178,321)	78,909
Fair value of plan assets as of December 31, 2011	3,984,143	120,790
Expected return of plan assets	421,581	13,867
Contributions sponsor and employees	27,027	-
Benefits paid	(264,676)	(13,277)
Benefits granted	244	-
Actuarial gains (losses)	973,555	27,316
Fair value of plan assets as of December 31, 2012	5,141,874	148,696
Expected return of plan assets	438,761	-
Contributions sponsor and employees	2,077	-
Benefits paid	(249,939)	(46,373)
Benefits granted	(244)	-
Actuarial gains (losses)	(1,029,386)	23,147
Fair value of plan assets as of December 31, 2013	4,303,143	125,470

23.4.7     Estimated costs

The estimated net periodic plan costs (gains) for 2014, for each plan, are shown below:

	Pension plan	Healthcare plan	2014
Cost of current service	999	8,055	9,054
Cost of estimated interest	405,498	110,900	516,398
Expected return on plan assets	(524,992)	(15,945)	(540,937)
Estimated contributions of employees	(399)	-	(399)
Costs (gains)	(118,894)	103,010	(15,884)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.4.8     Sensitivity Analysis

The following tables feature a sensitivity analysis which shows the effect of a one percent increase or decrease in the assumed rates of variation of pension and healthcare costs on the aggregate service cost and interest cost components of the net periodic post-employment pension and healthcare costs and on the accumulated postemployment pension and healthcare benefit liabilities.

.	Projected scenario
	Present	Increase 1%	Decrease 1%
Sensitivity of the rate of long-term interest
Impacts on the obligations of the pension	6.08%	-7.56%	10.13%
Impacts in thousands of reais - R$		(245,977)	329,550
Impacts on the obligations of health program	6.20%	-17.66%	12.28%
Impacts in thousands of reais - R$		(158,967)	110,499
Sensitivity of the to grow rate of medical costs
Impacts on the obligations of health program	1.00%	4.68%	-12.63%
Impact on cost of service the following year (R$)		58,552	(129,763)
Sensitivity of the service cost
Impacts on the obligations of the pension	1.00%	-0.40%	0.31%
Impacts in thousands of reais - R$		(15,589)	12,323
Impacts on the obligations of health program	1.00%	-1.33%	0.48%
Impacts in thousands of reais - R$		(14,497)	5,217

23.4.9     Employee benefits payable

The estimated benefits to be paid by the Company in the next five years and the total benefits for the following fiscal years are shown below:

	Pension plan	Other benefits	Total
2014	421,686	96,050	517,736
2015	436,672	96,431	533,103
2016	449,775	96,928	546,703
2017	460,290	97,668	557,958
2018	949,227	198,411	1,147,638
2020 to 2050	9,888,916	2,603,665	12,492,581

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.4.10  Asset allocation and investment strategy

The asset allocation for the Company’s pension and healthcare plans at the end of 2013 and the allocation goal for 2014, by asset category, are shown below:

	Goals for 2014	2013
Fixed income	84.2%	85.8%
Variable income	8.8%	10.3%
Loans	1.9%	1.5%
Real Estate	2.0%	1.7%
Structured investments	3.1%	0.7%
	100.0%	100.0%

Below are the limits set by the Fund management:

	Unified Plan (BD)		Plan III (CD)
	goal (%)(*)	minimum (%)	goal (%)(*)	minimum (%)
Fixed income	93.0%	87.0%	67.2%	56.0%
Variable income	1.0%	0.0%	23.8%	10.0%
Loans	1.0%	0.0%	3.5%	2.0%
Real Estate	2.5%	1.0%	1.0%	0.0%
Structured investments	2.5%	0.0%	4.5%	0.0%
(*) Goal based on the total investment for each plan.
Administration of Copel foundation decided to keep the conservatism related to variable income, in view of the legal limit allowed that is 70%.

On December 31, 2013 and 2012, the pension plan assets included the following securities issued by Copel:

		Defined benefit pension plan
	12.31.2013	12.31.2012
Shares	1,832	1,909
	1,832	1,909

23.4.11  Additional information

Copel also sponsors a defined contribution plan for all its employees.

The contributions made in the years ended on December 31, 2013 and 2012 were R$ 70,240, and R$ 59,742, respectively.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24  Customer Charges Due

	12.31.2013	12.31.2012
Global Reserval Reserve (RGR)	31,652	15,581
Energy Development Account (CDE)	6,342	23,719
Fuel Consumption Account (CCC)	-	17,198
	37,994	56,498

25  Research and Development and Energy Efficiency

25.1    Balances recognized to invest in R&D (Research and Development) and EEP (Energy efficiency program)

.	Applied and	Balance	Balance	Balance as of	Balance as of
	unfinished	to collect	to apply	12.31.2013	12.31.2012
Research and Development - R&D
FNDCT (a)	-	3,771	-	3,771	3,424
MME	-	1,887	-	1,887	1,712
R&D	29,179	-	142,749	171,928	142,384
	29,179	5,658	142,749	177,586	147,520
Energy efficiency program - EEP	40,242	-	64,753	104,995	116,640
	69,421	5,658	207,502	282,581	264,160
			Current	127,860	159,599
			Noncurrent	154,721	104,561
(a) National Fund for Scientific and Technological Development

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

25.2    Changes in balances for R&D and EEP

	FNDCT	MME		R&D		EEP

	current	current	current	noncurrent	current	noncurrent
Balance as of January 1, 2012	3,017	1,510	34,910	86,027	117,478	8,622	251,564
Additions	19,296	9,648	842	18,454	-	26,079	74,319
Performance agreement	-	-	-	-	-	145	145
Selic interest rate	-	-	114	9,000	-	5,631	14,745
Transfers	-	-	11,420	(11,420)	37,977	(37,977)	-
Payments	(18,889)	(9,446)	-	-	-	-	(28,335)
Concluded projects	-	-	(6,963)	-	(41,315)	-	(48,278)
Balance as of December 31, 2012	3,424	1,712	40,323	102,061	114,140	2,500	264,160
Additions	21,692	10,847	869	20,825	-	25,109	79,342
Performance agreement	-	-	-	-	-	619	619
Selic interest rate	-	-	111	10,207	-	4,907	15,225
Transfers	-	-	8,121	(8,121)	3,386	(3,386)	-
Payments	(21,345)	(10,672)	-	-	-	-	(32,017)
Concluded projects	-	-	(2,468)	-	(42,280)	-	(44,748)
Balance as of December 31, 2013	3,771	1,887	46,956	124,972	75,246	29,749	282,581

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26  Accounts Payable related to concession - Use of Public Property

These refer to concession charges for use of public property (UPP).

					Current		Noncurrent
	Grants	Signature	Final	12.31.2013	12.31.2012	12.31.2013	12.31.2012
HHP Mauá (a)	06.29.2007	07.03.2007	07.2042	913	884	12,612	12,083
HHP Colider (b)	12.29.2010	01.17.2011	01.2046	118	-	17,091	15,101
SHP Cavernoso (c)	07.11.2013	07.11.2013	07.2018	35	-	101	-
SHP Apucaraninha (d)	07.11.2013	07.11.2013	07.2018	247	-	702	-
SHP Chopim I (e)	07.11.2013	07.11.2013	07.2015	55	-	26	-
SHP Chaminé (f)	07.11.2013	07.11.2013	07.2018	427	-	1,214	-
Fundão – Santa Clara Hydroelectric
Energy Complex (g)	10.23.2001	10.25.2001	10.2036	49,686	47,593	388,547	371,896
				51,481	48,477	420,293	399,080
Company:
Copel Geração e Transmissão: (a) (b) (c) (d) (e) (f)
Elejor: (g)

Discount rate applied to calculate present value:
Actual net discount rate, in line with the estimated long-term rate. It bears no relationship with the expected project return:
5.65% p.y. (a) 7.74% p.y. (b) (c) (d) (e) (f) 11.00% p.y. (g)

Payment to the federal government:
Monthly installments equivalent to 1/12 of the proposed annual payment of R$ 643 (51% of R$ 1,262), according to clause six of Concession Agreement number 001/07: (a)

Monthly installments equivalent to 1/12 of the proposed annual payment of R$ 1,256, as from the date the hydroelectric power plant starts operations, according to clause six of Concession Agreement number 001/11: (b)

Monthly installments equivalent to 1/12 of the proposed annual payment, according to clause fifth of Concession Agreement number 007/2013,for a period of five years, the values of R$ 34: (c); R$ 240: (d), R$ 53: (e) and R$ 414: (f)

Monthly installments equivalent to 1/12 of the proposed annual payment of R$ 19,000, from the sixth to the thirty-fifth year of concession or while the hydroelectric resources are being explored, according to the bid approval document and clause six of Concession Agreement number 125/01: (g)

Annual adjustment of installments for inflation:
Variation IPCA: (a) (b) (c) (d) (e) (f)
Variation IGP-M: (g)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26.1    Nominal value and present value – use of public property

	Nominal value	Present value
2013	52,392	51,481
2014	53,770	45,954
2015	53,738	41,467
2016	53,738	37,446
After 2016	1,022,841	295,426
	1,236,479	471,774

26.2    Change in Accounts Payable related to concession - Use of Public Property

	Current	Noncurrent
	liabilities	liabilities	Total
Balance as of January 1, 2012	44,656	370,442	415,098
Aneel concession - use of public assets	-	1,886	1,886
Transfers from noncurrent to current liabilities	44,680	(44,680)	-
Payments	(44,411)	-	(44,411)
Monetary variation	3,552	71,432	74,984
Balance as of December 31, 2012	48,477	399,080	447,557
Aneel concession - use of public assets	749	4,338	5,087
Transfers from noncurrent to current liabilities	49,128	(49,128)	-
Payments	(48,966)	-	(48,966)
Monetary variation	2,093	66,003	68,096
Balance as of December 31, 2013	51,481	420,293	471,774

27  Other Accounts Payable

		Restated
	12.31.2013	12.31.2012
Financial compensation for use of water resources	22,952	11,786
Public lighting fee collected	21,489	17,852
Reimbursements to customer contributions	19,428	7,650
Customers	18,745	15,661
Pledges in guarantee	14,286	12,109
Consortium partners	3,003	2,063
Other liabilities	37,341	22,682
	137,244	89,803
Current	137,011	89,803
Noncurrent	233	-

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28  Provision for Contingencies

28.1    Lawsuits with Likelihood of Losses deemed as probable

The Company and its subsidiaries are party to several labor, tax and civil claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a provision for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.

Change in provision for contingencies

	Balance as of			Construction		Balance as of
	January 1, 2013	Additions	(-) Reversals	cost	Discharges	December 31, 2013
Tax (28.1.1)
Cofins (a)	243,131	-	-	-	-	243,131
Others taxes	51,445	14,096	(21,433)	-	-	44,108
	294,576	14,096	(21,433)	-	-	287,239
Labor (28.1.2)	154,990	53,964	(1,577)	-	(11,323)	196,054
Employee benefits (28.1.3)	78,670	88,359	(45,563)	-	(26,657)	94,809
Civil (28.1.4)
Suppliers (a)	68,630	-	(3,855)	-	-	64,775
Civil and administrative law (b)	176,811	49,210	(21,621)	-	(6,562)	197,838
Easements	5,964	5,771	(953)	-	(143)	10,639
Condemnation and real estate (c)	317,472	35,063	-	943	(17)	353,461
Customers	7,477	3,024	(868)	-	-	9,633
	576,354	93,068	(27,297)	943	(6,722)	636,346
Environmental claims (28.1.5)	193	35	(17)	-	-	211
Regulatory (28.1.6)	50,925	5,328	(4,785)	-	-	51,468
	1,155,708	254,850	(100,672)	943	(44,702)	1,266,127

	Balance as of				Additions to		Balance as of
	January 1, 2012			Construction	fixed assets		December 31, 2012
	Restated	Additions	(-) Reversals	cost	in progress	Discharges	Restated
Tax (28.1.1)
Cofins (a)	234,563	8,568	-	-	-	-	243,131
Others taxes	47,371	20,551	(9,180)	-	-	(7,297)	51,445
	281,934	29,119	(9,180)	-	-	(7,297)	294,576
Labor (28.1.2)	128,505	47,859	(1,893)	-	-	(19,481)	154,990
Employee benefits (28.1.3)	58,089	33,945	(149)	-	-	(13,215)	78,670
Civil (28.1.4)
Suppliers (a)	88,003	2,179	(21,552)	-	-	-	68,630
Civil and administrative law (b)	112,059	92,975	(19,132)	-	-	(9,091)	176,811
Easements	4,839	1,315	(176)	-	-	(14)	5,964
Condemnation and real estate (c)	273,647	38,999	(93)	1,064	3,855	-	317,472
Customers	5,493	4,490	(2,506)	-	-	-	7,477
	484,041	139,958	(43,459)	1,064	3,855	(9,105)	576,354
Environmental claims (28.1.5)	104	89	-	-	-	-	193
Regulatory (28.1.6)	48,147	2,976	(160)	-	-	(38)	50,925
	1,000,820	253,946	(54,841)	1,064	3,855	(49,136)	1,155,708

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28.1.1     Tax claims

a)     Contribution for the Financing of Social Security - COFINS

Lawsuit no. 10980.004398/2010-09 – Curitiba Federal Revenue Service Office

This is a tax administrative proceeding (assessment of deficiency) whereby the Brazilian Federal Revenue Service intends to collect COFINS (Tax for Social Security Financing) for the period from August 1995 to December 1996, as a result of the final and non-appealable decision rendered on lawsuit 2000.04.01.100266-9 filed by the federal government, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

Given the opinion of the federal tax authorities, the lack of case law precedent, the complexity and specifics of both facts and legal matter involved, the principal of R$ 48,814 was rated as a probable loss and the interest and fine are subject to another proceeding (11453.720001/20011-23) and at December 31, 2013 amount to R$ 122,542, was classified as a possible risk of defeat, as the cases of defense are different for the principal and the charges.

Lawsuit no. 10980.720458/2011-15 – Curitiba Federal Revenue Service Office

This is a tax administrative proceeding (assessment of deficiency) whereby the Brazilian Federal Revenue Service intends to collect COFINS (Tax for Social Security Financing) for the period from October 1998 to June 2001, as a result of the final and non-appealable decision rendered on lawsuit 2000.04.01.100266-9 filed by the federal government, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

The Federal Revenue Services understands that the sentence for the Rescission Claim had suspended the liability period for constituting the aforementioned tax credit.

Given the lack of law precedent, the complexity and specifics of both facts and legal matter involved, the principal of R$ 194,317 was rated as a probable loss and the interest and fine on said tax liability at December 31, 2013 amount to R$ 616,284, was classified as a possible risk of defeat, as the cases of defense are different for the principal and the charges.

28.1.2     Labor claims

Labor claims comprise claims filed by former employees of Copel in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

28.1.3     Employee benefits

These are labor claims by retired Copel employees against the Fundação Copel, which will consequently reflect on the Company as additional contributions are required.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28.1.4     Civil claims

a)     Suppliers

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of an arbitration proceeding with the Chamber of Arbitrage of the Fundação Getúlio Vargas, through which they plead the payment of the overdue instalment values, as well as cancellation fines, related to the electric energy purchase and sale agreements signed with Copel Distribuição. The arbitrage proceedings were judged to be valid and, consequently, Copel Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order at the Superior Court of Justice making the arbitration ruling void.

Given that both companies have identified the pledged amounts (R$ 35,913 on June 17, 2010, R$ 22,823 on October 1, 2009 and R$ 11,833 on February 03, 2010), the legal directors have continued to classify the action as representing a probable loss, highlighting that the same bank bond letters were presented as guarantee for the amounts identified. In addition to the legal discussion, at the end of 2011 the remaining balance of R$ 27,438 was executed and as a result a bank account was blocked. This execution was challenged by Copel Distribuição, which is the reason why management decided to record a financial provision for the legal claims, for the original value of the debts monetary adjusted to December 31, 2013, which amounts to R$ 89,025. Of this amount, R$ 24,250 has been recorded to suppliers.

The judge of the 3rd Public Finance Court ruled the amount of R$ 22,162 is outstanding, and released the amounts of R$ 12,790 and R$ 9,372 to the enforcement creditors on 04.12.2012, via a bank guarantee. The matter is still under consideration and has been subject to an appeal.

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

- Public Civil Action (case record 421/2003 of the 2nd Court of the Public Treasury of Curitiba)

- Nullifying Declaratory Action (case record 1583/2005 of the 1st Court of the Public Treasury of Curitiba)

- Nullifying Declaratory and Condemnatory Action (case record 0000659-69.2006.8.16.0004 of the 2nd Court of the Public Treasury of Curitiba)

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

Accordingly, Tradener filed the following lawsuits for collection, aiming at receiving its commissions:

- case record 0005990-22.2012.8.16.0004 - 1st Court of the Treasury of Curitiba - the lawsuit was brought to collect the commissions owed by Copel to Tradener because of the intermediation by the latter in the agreements for sales of power entered into by Copel with the company - Centrais Elétricas de Santa Catarina (Celesc). In this lawsuit, after the financial and commercial checking of the values, only the principal amount of R$ 43,133 was considered likely as the charging of monetary restatement in the amount of R$ 19,918 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this adjustment would not be charged, and it is classified as possible.

- case record 05550-26.2012.8.16.0004 - 4th Court of the Treasury of Curitiba - the lawsuit was brought to collect the commissions owed - by Copel to Tradener because of the intermediation by the latter in the agreements for sale of power entered into by Copel with the companies - Carbocloro S.A. Indústrias Químicas, Companhia Luz e Força Santa Cruz, Elektro Eletricidade e Serviços S.A., Opp Polietilenos S.A, and Enron Comercializadora de Energia Ltda. In this lawsuit, after the financial and commercial checking of the values, only the principal amount of R$ 21,687 was considered likely as the charging of monetary restatement in the amount of R$ 16,507 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this adjustment would not be charged, and it is classified as possible.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

c)     Easements, condemnation and real estate

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

In June 2013 the writ of certiorari number 1,096,906 was granted and Judge Castro Meira, followed by Judges Humberto Martins and Mauro Campbell Marques reviewed the prior decision against Copel and refused to change it, while Judge Herman Benjamin, defeated, considered Copel's appeal to be groundful.

The decision was published on September 27, 2013. Copel filed a motion for clarification of judgment, highlighting that the defeated vote given by Judge Herman Benjamin should prevail, in addition to pointing that the accumulated SELIC (Central Bank overnight rate) was not addressed and debated by the Judging Panel and the appeal is awaiting judgment by the reporting judge, Judge Og Fernandes.

Until the conclusion of judgment and in view of the unfavourable vote and of the analysis of previous decisions ruled by the other Ministers that participated in the trial, the Company’s senior management, proceeded to a detailed review of the process course over the last months of 2011 and decided to remeasure the value to be provisioned, from R$ 125,000, which represented the original value of the debt in question, adjusted with legal interest and restated by inflation indexes, to R$ 312,816, once considered the form of adjustment of the debt, which is still under discussion, only dismissing the incidence of interest in the expert’s calculation, and maintaining the charge of Selic rate, and, from that point, restating the value based on the parameters fixed on the judgment by the Justice Court of the State of Paraná – TJPR (interest + monetary restatement). Thus, the value provisioned reflects the expectation of the Company in the event of an unfavorable closure to this claim.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The accumulation of interest, in this case, Selic interest rate plus interest on arrears is a situation rejected by the Judiciary Power, and it was already denied by the Supreme Justice Court (STJ) in numerous precedents. For this reason, it is also an appropriate approach to consider as a possible risk the loss of the difference in the value deemed as probable and the eventual total value of the condemnation, which is R$ 259,534, as of December 31, 2013. In such case, the Company considers that the likelihood of a favorable outcome is higher than 50% given the prior decisions rendered by the Superior Court of Justice (STJ) about the issue and the fact that the Court of Justice of the State of Parana and the STJ neither addressed the issue nor expressly dismissed Copel's request for the non-cumulative levy of the tax. This ensures that, when the issue is thoroughly analyzed, the understanding consolidated by the Superior Court of Justice will prevail.

The publication of the decision on the special appell review by the Superior Court of Justice showed that the thesis about the improper accrual of interest has not been properly addressed by the plenary body, to the extent that it only refers to the illegal accrual of interest as from the preparation of the expert report. Accordingly, the Company expects that the issue is directly addressed, thoroughly analyzed and corrected when the motion for clarification of judgment is judged and that the accrual as from the issue of the expert report is ruled out.

Provisional enforcement was filed by Ivaí, so Copel filed a preliminary injunction before the STJ which was awarded by Judge Castro Meira, thereby staying said enforcement. After the Special Appeal had been heard for the collection proceedings, Ivaí requested the injunction be overturned, which was contested by Copel, meaning the stay would remain until final judgment of the subsequent appeals. The STJ ruled the case had lost its grounds, meaning Copel filed a special appeal, which was rejected. Copel's motion for clarification is now pending judgment. vaí has resumed the demand for temporary court enforcement of the debt, Copel challenged Ivaí's claims and according to a decision published on February 28, 2014, the judge found the challenge to have no grounds and established a period of 30 days for the defendant to deposit the full execution amount of R$ 538,209, in other words, by March 28, 2014.

The unfavorable decision in the Special Appeal in the Cancelation Claim, overseen by Judge Arnaldo Esteves Lima, in which Copel is seeking the recognition of the debt due to the lack of its right to claim differences as a result of the performance of full settlement and transaction agreements, and a decision against which the Company has filed two motions for clarification, which were partially accepted, and filed an extraordinary appeal before the Federal Supreme  Court, the analysis of which was denied, meaning a special appeal was subsequently filed, which is still pending judgment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28.1.5     Environmental claims

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

28.1.6     Regulatory claims

The Company is disputing, both administratively and judicially, notifications issued by the regulatory agency in connection with supposed regulatory violations, including the charge of R$ 40,425 in lawsuits involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which ANEEL Ruling no. 288/2002 is being disputed. The probable success in these lawsuits will result in changes in CCEE (Spot Market) accounting, which would require the recording of a provision for these amounts, since Copel would be required to pay off the amounts due.

28.2    Main lawsuits with losses deemed as possible

	12.31.2013	12.31.2012
Tax (28.2.1)	1,384,115	1,227,536
Labor	342,887	257,382
Employee benefits	97,979	41,390
Civil (28.2.2)	1,006,786	810,764
Regulatory	56,193	19,200
	2,887,960	2,356,272

Detailing the main claims

28.2.1     Tax claims

•         Administrative Proceeding 11453.720001/2011-23 deriving from the Tax for Social Security Financing (Cofins) Cancelation Action 2000.04.01.100266.9, refers to Cofins interest and fine for the period 95/96, and, owing to strong arguments presented for the defense of these charges, its classification has been assessed as possible. This debt's principal, however, was assessed as probable and is the subject matter of discussion in the Tax Foreclosure 5015930-53.2010.404.7000 filed by the Union, in progress at the 2nd. Federal Circuit Court, appealed by Copel (case records of appeal lodged against Foreclosure 5022933-59.2012.404.7000). Administrative Proceeding 10980720458/2011-15, also arising from 2000.04.01.100266.9 regarding Cofins, in the total amount of R$ 738,826, as of December 31, 2013. Additional information on this action has been described in Item 28.1.1;

•         Fiscal requirements according to Fiscal Notification of Debt Record – NFLD no. 35.273.870-7, with approximate value of R$ 181,014 on December 31, 2013, authored by the National Institute of Social Security – INSS, against Copel, and related to the fiscal execution of social contribution; and

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•         Fiscal requirements according to NFLD no. 35.273.876-6, with approximate value of R$ 76,162  on December 31, 2013, authored by the INSS, against Copel, and related to the fiscal execution of social contribution levied upon labor transfer.

28.2.2     Civil claim

•         Civil claim related to the indemnification lawsuit no. 166-53.2011.8.16.0122, authored by Mineradora Tibagiana Ltda, and whose defendant is the Consórcio Energético Cruzeiro do Sul – CECS, which Copel Geração e Transmissão detains 51%. The author claims being the owner of a mining decree issued by the National Department of Mineral Production – DNPM, and defends that with the mining decree, it is the legitimate holder of ownership and control of the area around Tibagi River. The indemnification claimed refers to alleged losses in the Company’s mining operations due to the construction work of the Mauá Hydroelectric Power Plant. In the course of the proceeding Mineradora Tibagiana partially withdrew its initial petition, which led to a new initial indemnification amount of R$ 260,197, restated on December 31, 2013 and classified as possible. The case is now pending an opening order.

•         Ivaí Engenharia de Obras S.A – Lawsuit which consists on the claim for compensation for an alleged imbalance in the financial economical equation in the contract signed with Copel. The Company’s senior management classified as a risk of possible loss for this lawsuit the value of R$ 259,534 on December 31, 2013. Additional information of this process is described in Note no. 28.1.4-c.

•         Filing of 5 individual claims as a result of the 5 franchise contracts for Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a subconcession, with transfer of the services provided and full pass-through of the fees, amongst other amounts. In the case filed regarding the franchise of the Faxinal branch, the judge of the 4th Federal Court of Curitiba deemed the secondary petition to have grounds. Copel appealed against the award of the Federal Regional Court of Region 4 - TRF4, which was ruled in favor of the Company in full on July 25, 2012. The plaintiff filed a special and extraordinary appeal, which was entertained by TRF4. Company Management rated the amount of R$ 6,500 as a possible risk (corresponding to O&M and restated commercial charges). This plaintiff also filed a complaint before the STF, the entertainment of which was denied by Judge Marco Aurélio de Mello. The plaintiff filed a special appeal against the decision, which was denied, and then filed a motion for clarification, which is pending judgment.

      In the case filed regarding the franchise of the São José dos Pinhais, branch, the judge of the 4th Federal Court of Curitiba deemed the secondary petition to have grounds. Copel filed a motion for clarification, which is pending judgment. Company management rated the case as a possible risk of defeat, amounting to R$ 21,175 (corresponding to O&M and restated commercial charges).

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29  Equity

29.1    Equity attributable to Parent Company

29.1.1     Capital

As of December 31, 2013 (and December 31, 2012), Copel’s paid-in share capital was R$ 6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

								Number of shares in units
Shareholders	Common		Classe A Preferred		Classe B Preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&FBOVESPA (a)	19,785,122	13.64	129,427	33.91	66,922,146	52.18	86,836,695	31.73
NYSE (b)	92,021	0.06	-	-	33,923,506	26.45	34,015,527	12.43
Latibex (c)	-	-	-	-	58,984	0.05	58,984	0.02
Municipalities	178,393	0.12	9,326	2.44	3,471	-	191,190	0.07
Other shareholders	117,397	0.08	242,949	63.65	38,841	0.04	399,187	0.15
	145,031,080	100.00	381,702	100.00	128,242,593	100.00	273,655,375	100.00
(a) São Paulo Stock, Commodities, and Futures Exchange (b) New York Stock Exchange (c) Latin American Exchange in Euros, related to the Madrid Exchange

The market value of Company stock as of December 31, 2013, is shown below:

	Number of shares in units	Market Value
Common shares	145,031,080	3,234,148
Class "A" preferred shares	381,702	11,451
Class "B" preferred shares	128,242,593	3,923,793
	273,655,375	7,169,392

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.1.2     Equity Valuation Adjustments

Changes in the equity valuation adjustments

	Equity Valuation Adjustments	Accumulated Other Comprehensive Income	Total
Balance as of January 1, 2011 - Restated	1,546,053	13,463	1,559,516
Adjustment related to financial assets classified as available for sale:
Financial investments	-	2,962	2,962
Taxes on gains on financial assets	-	(1,007)	(1,007)
Accounts receivable related to the concession - Copel Distribuição	-	(7,282)	(7,282)
Taxes on gains on financial assets	-	2,476	2,476
Financial investments Held for Sale	-	5,647	5,647
Taxes on gains on financial assets	-	(1,920)	(1,920)
Adjustments for actuarial liabilities
Post-employment benefits	-	13,585	13,585
Taxes on making adjustments	-	(4,620)	(4,620)
Realization of equity evaluation adjustments:
Deemed cost of fixed asstes	(156,532)	-	(156,532)
Taxes on making adjustments	53,221	-	53,221
Balance as of December 31, 2011 - Restated	1,442,742	23,304	1,466,046
Adjustment related to financial assets classified as available for sale:
Financial investments	-	2,261	2,261
Taxes on gains on financial assets	-	(768)	(768)
Accounts receivable related to the concession - Copel Distribuição	-	(13,116)	(13,116)
Taxes on gains on financial assets	-	4,459	4,459
Financial investments Held for Sale	-	406	406
Taxes on gains on financial assets	-	(139)	(139)
Other Gains:
Other gains - credit from parent company	-	3,164	3,164
Taxes on gains on financial assets	-	(1,076)	(1,076)
Adjustments for actuarial liabilities
Post-employment benefits	-	(207,947)	(207,947)
Taxes on making adjustments	-	63,374	63,374
Realization of equity evaluation adjustments:
Deemed cost of fixed asstes	(154,006)	-	(154,006)
Taxes on making adjustments	52,362	-	52,362
Attributable to non-controlling interest	-	(626)	(626)
Balance as of December 31, 2012 - Restated	1,341,098	(126,704)	1,214,394
Adjustment related to financial assets classified as available for sale:
Financial investments	-	(6,929)	(6,929)
Taxes on gains on financial assets	-	2,356	2,356
Financial investments Held for Sale	-	(306)	(306)
Taxes on gains on financial assets	-	104	104
Adjustments for actuarial liabilities
Post-employment benefits	-	(216,967)	(216,967)
Taxes on making adjustments	-	73,769	73,769
Post-employment benefits	-	18,881	18,881
Realization of equity evaluation adjustments:
Deemed cost of fixed asstes	(154,763)	-	(154,763)
Taxes on making adjustments	52,620	-	52,620
Balance as of December 31, 2013	1,238,955	(255,796)	983,159

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.1.3     Proposed dividends distribution

	12.31.2013	12.31.2012
Calculation of the minimum dividend (25%) - (1)
Net income	1,072,560	700,688
Legal reserves (5%)	(53,628)	(35,034)
Realization of equity valuation adjustment	102,143	101,644
Basis for calculating minimum dividend	1,121,075	767,298
	280,269	191,824

Total proposed distribution - (2) (3+5)	560,537	268,554

Proposed dividends, gross - (3)	180,000	138,072
IRRF tax interest on equity	(16,107)	(12,256)
Proposed dividends, net - (4)	163,893	125,816

Proposed dividends - (5)	380,537	130,482

Total proposed distribution, net - (6) (4+5)	544,430	256,298

Additional proposed dividends (7) (6-1)	264,161	64,474

Anticipated payments proposed at 119th GSM - (8)	308,932	-
Interest on own capital, net	163,893	-
Dividends	145,039	-

Advanced payment exceeding minimum dividend - (9) (8-1)	28,663	-

Additional proposed dividends adjusted (10) (7-9)	235,498	-

Gross dividend per share:
Common shares	1.95572	0.93527
Class "A" preferred shares	2.52507	2.52507
Class "B" preferred shares	2.15165	1.02889

Gross amount of dividends per share classes:
Common shares	283,640	135,643
Class "A" preferred shares	964	964
Class "B" preferred shares	275,933	131,947

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.1.4     Basic and diluted earnings per share

	12.31.2013	12.31.2012	12.31.2011
Basic and diluted numerator
Basic and diluted net income per share category, attributable to parent company
Common shares	542,819	354,383	585,809
Class "A" preferred shares	1,714	1,600	2,064
Class "B" preferred shares	528,027	344,705	569,817
	1,072,560	700,688	1,157,690
Basic and diluted denominator
Weighted average number of shares (in thousands)
Common shares	145,031,080	145,031,080	145,031,080
Class "A" preferred shares	381,737	383,303	387,134
Class "B" preferred shares	128,242,558	128,240,992	128,237,161
	273,655,375	273,655,375	273,655,375
Basic and diluted earning per share attributable to
Parent Company
Common shares	3.74278	2.44350	4.03920
Class "A" preferred shares	4.49001	4.17424	5.33150
Class "B" preferred shares	4.11741	2.68795	4.44350

29.2    Change in equity attributable to non-controlling interest

Percentage of share capital	Compagas: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2011	95,393	41,464	128,846	265,703
Refund of advance for future capital increase	-	(30,813)	-	(30,813)
Equity Valuation Adjustment	(10,109)	(1,111)	-	(11,220)
Results for the year	15,891	4,675	(1,402)	19,164
Balance as of December 31, 2011	101,175	14,215	127,444	242,834
Proposed dividends	(2,415)	(2,371)	-	(4,786)
Equity Valuation Adjustment	-	626	-	626
Results for the year	10,170	9,989	5,673	25,832
Balance as of December 31, 2012	108,930	22,459	133,117	264,506
Proposed dividends	(2,531)	(13,437)	-	(15,968)
Results for the year	9,058	12,584	7,233	28,875
Balance as of December 31, 2013	115,457	21,606	140,350	277,413

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30  Operating Revenues

	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN )	12.31.2013
Electricity sales to final customers (30.1)	5,111,048	(447,215)	(1,279,446)	(39,738)	-	3,344,649
Electricity sales to distributors (30.2)	2,188,092	(188,282)	-	(67,548)	-	1,932,262
Use of the main transmission grid (30.3)	3,296,753	(309,979)	(830,890)	(126,908)	-	2,028,976
Construction revenues	1,076,141	-	-	-	-	1,076,141
Revenues from telecommunications	183,695	(9,430)	(32,548)	-	(402)	141,315
Distribution of piped gas	467,750	(42,993)	(56,137)	-	-	368,620
Other operating revenues (30.4)	345,680	(55,715)	-	-	(1,714)	288,251
12,669,159		(1,053,614)	(2,199,021)	(234,194)	(2,116)	9,180,214

	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN )	12.31.2012
						Restated
Electricity sales to final customers (30.1)	4,226,962	(391,587)	(1,170,153)	(39,713)	-	2,625,509
Electricity sales to distributors (30.2)	1,865,708	(178,943)	(195)	(63,063)	-	1,623,507
Charges for the use of the main transmission grid (30.3)	5,177,834	(467,475)	(1,205,203)	(674,523)	-	2,830,633
Construction revenues	749,763	-	-	-	-	749,763
Revenues from telecommunications	163,961	(8,701)	(29,244)	-	(451)	125,565
Distribution of piped gas	413,012	(37,969)	(50,031)	-	-	325,012
Other operating revenues (30.4)	240,863	(26,140)	-	-	(1,460)	213,263
12,838,103		(1,110,815)	(2,454,826)	(777,299)	(1,911)	8,493,252

	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN )	12.31.2011

Electricity sales to final customers (30.1)	3,673,054	(340,261)	(972,849)	(29,116)	-	2,330,828
Electricity sales to distributors (30.2)	1,659,996	(158,771)	(399)	(60,995)	-	1,439,831
Charges for the use of the main transmission grid (30.3)	5,201,169	(472,181)	(1,278,736)	(687,884)	-	2,762,368
Construction revenues	741,726	-	-	-	-	741,726
Revenues from telecommunications	152,117	(9,144)	(25,285)	-	(562)	117,126
Distribution of piped gas	349,801	(31,934)	(43,926)	-	(8)	273,933
Other operating revenues (30.4)	133,473	(12,858)	(1)	(9,213)	(1,048)	110,353
11,911,336		(1,025,149)	(2,321,196)	(787,208)	(1,618)	7,776,165

30.1    Electricity sales to final customers by category

	Gross income					Net income
	12.31.2013	12.31.2012	12.31.2011	12.31.2013	12.31.2012	12.31.2011
Residential	1,605,604	1,302,177	1,223,657	1,074,119	782,292	771,674
Industrial	1,956,127	1,493,166	1,224,103	1,263,068	926,562	757,293
Commercial, services and other activities	1,022,977	950,689	807,489	626,881	573,831	498,948
Rural	194,085	177,083	158,644	165,078	148,869	134,124
Public agencies	118,263	114,038	104,218	83,811	79,149	73,870
Public lighting	97,565	92,450	77,049	60,070	56,242	47,062
Public services	116,427	97,359	77,894	71,622	58,564	47,857
	5,111,048	4,226,962	3,673,054	3,344,649	2,625,509	2,330,828

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.2    Electricity sales to distributors

			Gross income
	12.31.2013	12.31.2012	12.31.2011
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	775,924	1,335,263	1,280,176
Bilateral contracts	863,244	295,049	237,279
Electric Energy Trading Chamber - CCEE	548,073	235,396	142,541
Sale of electric power in the short-term	851	-	-
	2,188,092	1,865,708	1,659,996

30.3    Use of the main transmission grid

			Gross income			Net income
	12.31.2013	12.31.2012	12.31.2011	12.31.2013	12.31.2012	12.31.2011
		Restated	Restated		Restated	Restated
Residential	1,232,186	1,657,936	1,606,837	720,321	830,282	785,887
Industrial	632,508	1,222,544	1,413,901	357,094	576,406	670,214
Commercial, services and other activities	755,869	1,104,355	1,106,635	445,273	564,262	541,595
Rural	167,640	230,829	217,114	136,798	165,591	154,700
Public agencies	99,147	143,238	142,898	66,815	83,875	82,594
Public lighting	87,666	110,562	110,302	51,198	53,448	53,118
Public services	58,574	102,408	106,806	34,025	50,700	51,809
Free customers	140,135	204,768	197,789	121,705	156,469	150,725
Basic Network, BN connections, and connection grid	1,109	2,520	2,367	963	1,925	1,804
Operation and maintenance (O&M) revenues	90,385	52,048	44,584	68,029	46,693	40,584
Effective interest revenues	31,534	346,626	251,936	26,755	300,982	229,338
	3,296,753	5,177,834	5,201,169	2,028,976	2,830,633	2,762,368

30.4    Other operating revenues

			Gross income
	12.31.2013	12.31.2012	12.31.2011
Leases and rentals (Note 30.4.1)	180,128	162,989	88,909
Reimbursement for unavailability of electricity generation	77,527	12,068	-
Revenues from services	63,209	53,085	37,975
Charged service	9,082	8,214	5,306
Other revenues	15,734	4,507	1,283
	345,680	240,863	133,473

30.4.1     Revenue from leases and rentals

	12.31.2013	12.31.2012	12.31.2011
Araucária Thermal Power Plant	101,628	95,253	32,804
Equipment and facilities	77,241	66,177	54,442
Real estate	603	714	862
Facilities sharing	656	845	801
	180,128	162,989	88,909

The Company has not identified any operating lease receivables which are non cancellable.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.5    Regulatory Charges

	12.31.2013	12.31.2012	12.31.2011
Energy Development Account (CDE)	79,994	282,683	249,799
Research and Development and Energy Efficiency Programs - R&D and EEP	79,342	74,319	68,048
Global Reversal Reserve (RGR)	57,050	114,949	107,105
Fuel Consumptuon Account (CCC)	17,808	289,686	348,374
Other charges	-	15,662	13,882
	234,194	777,299	787,208

31  Operating Costs and Expenses

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	rev. (exp.),
	services	expenses	expenses	net	12.31.2013
Electricity purchased for resale (31.1)	(3,336,359)	-	-	-	(3,336,359)
Charge for the use of main distribution and transmission grid (31.2)	(407,317)	-	-	-	(407,317)
Personnel and management (31.3)	(844,491)	(9,879)	(241,977)	-	(1,096,347)
Pension and healthcare plans (Note 23)	(136,907)	(1,113)	(38,176)	-	(176,196)
Materials and supplies	(62,380)	(935)	(7,163)	-	(70,478)
Materials and supplies for power	(27,187)	-	-	-	(27,187)
Natural gas and supplies for the gas business	(295,671)	-	-	-	(295,671)
Third-party services (31.4)	(293,505)	(41,276)	(88,678)	-	(423,459)
Depreciation and amortization	(551,301)	(44)	(51,103)	(755)	(603,203)
Accruals and provisions (31.5)	-	(47,457)	-	(152,098)	(199,555)
Construction cost (31.6)	(1,088,275)	-	-	-	(1,088,275)
Other costs and expenses (31.7)	5,395	5,089	(103,007)	(251,057)	(343,580)
	(7,037,998)	(95,615)	(530,104)	(403,910)	(8,067,627)

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	rev. (exp.),	Restated
	services	expenses	expenses	net	12.31.2012
Electricity purchased for resale (31.1)	(2,807,735)	-	-	-	(2,807,735)
Use of main distribution and transmission grid (31.2)	(772,361)	-	-	-	(772,361)
Personnel and management (31.3)	(944,913)	(8,910)	(291,828)	-	(1,245,651)
Pension and healthcare plans (Note 23)	(141,368)	(996)	(40,514)	-	(182,878)
Materials and supplies	(60,798)	(716)	(8,273)	-	(69,787)
Materials and supplies for power	(25,511)	-	-	-	(25,511)
Natural gas and supplies for the gas business	(247,770)	-	-	-	(247,770)
Third-party services (31.4)	(291,048)	(38,614)	(79,216)	-	(408,878)
Depreciation and amortization	(508,887)	(42)	(40,172)	(754)	(549,855)
Accruals and provisions (31.5)	-	(22,826)	-	(195,970)	(218,796)
Construction cost (31.6)	(733,577)	-	-	-	(733,577)
Other costs and expenses (31.7)	(6,668)	6,445	(81,910)	(155,827)	(237,960)
	(6,540,636)	(65,659)	(541,913)	(352,551)	(7,500,759)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	rev. (exp.),	Restated
	services	expenses	expenses	net	12.31.2011
Electricity purchased for resale (31.1)	(2,152,545)	-	-	-	(2,152,545)
Use of main distribution and transmission grid (31.2)	(632,518)	-	-	-	(632,518)
Personnel and management (31.3)	(753,022)	(7,747)	(221,858)	-	(982,627)
Pension and healthcare plans (Note 23)	(117,460)	(804)	(32,581)	-	(150,845)
Materials and supplies	(76,213)	(594)	(8,802)	-	(85,609)
Materials and supplies for power	(25,031)	-	-	-	(25,031)
Natural gas and supplies for the gas business	(186,931)	-	-	-	(186,931)
Third-party services (31.4)	(267,603)	(32,882)	(90,198)	-	(390,683)
Depreciation and amortization	(519,536)	(41)	(32,104)	(754)	(552,435)
Accruals and provisions (31.5)	-	(75,556)	-	(214,099)	(289,655)
Construction cost (31.6)	(731,443)	-	-	-	(731,443)
Other costs and expenses (31.7)	5,287	3,860	(74,832)	(224,857)	(290,542)
	(5,457,015)	(113,764)	(460,375)	(439,710)	(6,470,864)

31.1    Electricity purchased for resale

	12.31.2013	12.31.2012	12.31.2011
Contracts for the Sale of Energy in the Regulated Environment - CCEAR	2,305,809	1,927,903	1,585,932
Electric Energy Trading Chamber - CCEE	663,936	312,125	43,947
(-) Transfer CDE - CCEE -Decree 7,945 / 2013	(294,085)	-	-
Itaipu Binational	610,404	503,335	459,649
Bilateral contracts	217,069	203,115	192,082
Program for incentive to alternative energy sources - Proinfa	166,653	143,587	102,638
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(333,427)	(282,330)	(231,703)
	3,336,359	2,807,735	2,152,545

31.2    Charges for use of the main transmission grid

	12.31.2013	12.31.2012	12.31.2011
System Service Charges - ESS	308,864	75,485	10,988
(-) Transfer CDE - ESS - Decree 7,945 / 2013	(319,624)	-	-
System usage charges – distribution	216,683	544,597	412,383
System usage charges – basic network and connection	177,846	145,099	221,655
Itaipu transportation charges	51,188	45,217	42,109
Charge reserve energy - EER	16,672	49,228	16,456
(-) PIS/Pasep/Cofins taxes on charges for use of power grid	(44,312)	(87,265)	(71,073)
	407,317	772,361	632,518

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.3    Personnel and Management Expenses

.
		Restated	Restated
	12.31.2013	12.31.2012	12.31.2011
Personnel
Wages and salaries	663,636	711,470	606,847
Social charges on payroll	210,993	239,267	186,864
Provisions for profit sharing (31.3.1)	80,048	29,940	48,068
Meal assistance and education allowance	86,916	81,593	64,905
Compensation - Voluntary termination Program/retirement	37,925	168,822	64,442
	1,079,518	1,231,092	971,126
Management
Wages and salaries	13,044	11,385	9,538
Social charges on payroll	3,642	3,083	1,871
Other expenses	143	91	92
	16,829	14,559	11,501
	1,096,347	1,245,651	982,627

31.3.1     Profit sharing

The Company has carried out an employee profit sharing program, which is paid according to Federal Law – 10,101/2000, the State Decree 1978/2007 and State Law 16,560/2010.

31.3.2     Provision for compensation for voluntary redundancy and retirement

Copel established the program for succession and voluntary layoff (PSDV) on March 29, 2011, by Circular Letter no. 031/2011 and amended Circular Letters 049/2011 and 090/2011, on June 22, 2011 and December 06, 2011, respectively, as well as the program for training potential leaders (MBA) as a way of establishing procedures to ensure the retention of the Company’s knowledge in a planned and structured way, to encourage the preparation of its staff for exercising leadership.

However, given the changes that have occurred in the Brazilian scenario, especially with PM 579/2012, and its developments, which have greatly affected the Company’s finances, Management demanded, among other measures, the extinction of the program for succession and voluntary redundancy (PSDV) by Circular Letter 068/2012, from January 01, 2013 and the publication of a new incentivized layoff program, with different rules, through Circular Letter 065/2013 and 069/2013.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.4    Third-party services

		Restated	Restated
	12.31.2013	12.31.2012	12.31.2011
Maintenance of electrical system	106,175	104,966	90,536
Maintenance of facilities	79,309	73,831	67,321
Communication, processing and transmission of data	51,534	48,921	55,274
Meter reading and bill delivery	35,930	35,744	29,898
Authorized and registered agents	33,801	32,201	27,108
Consulting and audit	15,972	25,805	24,026
(-) PIS/Pasep/Cofins taxes on services from third-parties	(6,063)	(9,190)	(11,347)
Other services	106,801	96,600	107,867
	423,459	408,878	390,683

31.5    Accruals and provisions

	12.31.2013	12.31.2012	12.31.2011
Provisions for doubtful accounts	47,458	22,826	75,556
.
Provisions (reversals) for losses on taxes recoverable	274	(3,135)	46,802
Provisão para desvalorização de participações societárias	-	-	398

Reserve (reversals) for risks
Tax	(7,337)	19,939	(38,689)
Labor	52,387	45,966	2,611
Employee benefits	42,796	33,796	21,289
Civil	63,454	96,499	172,326
Environmental	18	89	62
Regulatory	505	2,816	9,300
	151,823	199,105	166,899
	199,555	218,796	289,655

31.6    Construction cost

		Restated
	12.31.2013	12.31.2012	12.31.2011
Materials and supplies	518,504	371,593	415,098
Third-party services	360,234	248,265	205,757
Personnel and management	118,641	81,942	80,825
Other	90,896	31,777	29,763
	1,088,275	733,577	731,443

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.7    Other costs and expenses

		Restated	Restated
	12.31.2013	12.31.2012	12.31.2011
Financial compensation for use of water resources	131,582	94,550	125,343
Losses in the decommissioning and disposal of assets	71,864	6,147	54,285
Leases and rents (31.7.1)	31,095	27,285	18,377
Indemnities	26,113	28,001	35,880
Advertising	25,902	9,853	4,767
Taxes	25,687	27,735	18,071
ANEEL inspection fee	20,885	21,938	20,125
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	9,464	12,081	15,420
Recovery of costs and expenses	(49,389)	(61,902)	(40,175)
Other costs and expenses, net	50,377	72,272	38,449
	343,580	237,960	290,542

31.7.1     Costs and expenses of leases and rents

		Restated	Restated
	12.31.2013	12.31.2012	12.31.2011
Real estate	25,165	21,846	17,701
Photocopiers	889	1,082	1,521
Others	6,832	5,891	719
(-) Pis and Cofins tax credits	(1,791)	(1,534)	(1,564)
	31,095	27,285	18,377

Copel’s estimate for expenses for the next fiscal years is basically the same as 2013, plus contractual monetary restatement rates, and there are no risks in connection with contract rescission.

The Company has not identified any operating lease commitments which are non cancellable.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32  Financial Results

		Restated	Restated
	12.31.2013	12.31.2012	12.31.2011
Financial income
Monetary variation of CRC transfer (Note 8)	159,348	188,688	148,950
Return on financial investments held for trading	118,499	74,553	210,162
Monetary variation of accounts receivable related to the concession extension	108,259	165,574	100,381
Penalties on overdue bills	105,314	126,904	63,652
Monetary variation of accounts receivable related to the concession	84,572	-	-
Return on financial investments held for sale	38,336	37,948	15,660
Return on financial investments held until maturity	827	1,099	2,808
Other financial income	37,208	53,555	35,814
	652,363	648,321	577,427
(-) Financial expenses
Debt charges	233,417	133,385	141,327
Monetary variation of accounts payable related to the concession - use of public property	68,096	74,984	71,383
PIS/Pasep/Cofins taxes on interest on capital	26,352	22,837	43,740
Monetary and exchange variations	15,838	13,819	17,821
Interest on R&D and EEP	15,225	14,745	16,967
Fair value adjustment in accounts receivable related to the concession	-	401,104	-
Other financial expenses	13,124	14,097	59,827
	372,052	674,971	351,065
Net	280,311	(26,650)	226,362

The costs of loans and financing capitalized during the year of 2013 amounted to R$ 54,936, at an average rate of 9.39% p.y.

33  Operating Segment

33.1    Products and services which generate revenues for the reportable segments

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

In the periods of 2013 and 2012 all sales were made within Brazilian territory.

We have not identified any customer who individually accounts for more than 10% of total net revenues during the year ended December 31, 2013.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.2    The Company’s reporting segments

Power generation and transmission (GeT) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor, UEG Araucária, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV, Santa Maria, Santa Helena and Ventos de Santo Uriel;

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

Gas - this segment comprises the public service of piped natural gas distribution. It operates through Compagas; and

Holding Company (HOL) - this segment comprises participation in other companies. It operates through Copel, Copel Participações and Copel Renováveis.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.3    Assets per reporting segment

ASSETS	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
12.31.2013

ASSETS	12,422,458	7,760,564	480,851	308,023	14,473,384	(12,333,835)	23,111,445
CURRENT ASSETS	2,754,802	2,142,654	62,466	84,017	524,778	(888,433)	4,680,284
Cash and cash equivalents	1,438,269	247,045	10,481	34,427	11,410	-	1,741,632
Bonds and securities	388,659	377	-	-	186	-	389,222
Collaterals and escrow accounts	-	1,072	-	904	-	-	1,976
Trade accounts receivable	311,191	1,005,703	27,983	37,804	-	(45,053)	1,337,628
Dividends receivable	2,578	-	-	-	381,371	(374,449)	9,500
CRC tranferred to State Government of Paraná	-	-	-	-	85,448	-	85,448
Accounts receivable related to the concession	4,396	-	-	-	-	-	4,396
Accounts receivable related to the concession
extension	352,161	-	-	-	-	-	352,161
Other receivables	208,428	180,963	2,799	445	3,869	(614)	395,890
Inventories	31,298	96,866	10,046	1,068	-	-	139,278
Income tax and social contribution	3,121	77,288	6,936	3,319	42,494	-	133,158
Other current recoverable taxes	11,745	48,609	3,869	5,790	-	-	70,013
Prepaid expenses	2,956	16,414	352	260	-	-	19,982
Receivable from other related parties	-	468,317	-	-	-	(468,317)	-
NONCURRENT ASSETS	9,667,656	5,617,910	418,385	224,006	13,948,606	(11,445,402)	18,431,161
Long term assets	992,246	4,352,625	37,185	14,042	1,892,958	(64,815)	7,224,241
Bonds and securities	66,265	54,271	-	-	-	-	120,536
Collaterals and escrow accounts	-	45,371	-	-	-	-	45,371
Trade accounts receivable	5,692	115,020	11,974	-	-	-	132,686
CRC tranferred to State Government of Paraná	-	-	-	-	1,295,106	-	1,295,106
Judicial deposits	42,087	356,393	4,289	341	272,115	-	675,225
Accounts receivable related to the concession	408,473	3,075,795	-	-	-	-	3,484,268
Accounts receivable related to the concession
extension	365,645	-	-	-	-	-	365,645
Advances to suppliers	-	-	-	13,504	-	-	13,504
Other noncurrent receivables	5,132	10,799	-	-	-	-	15,931
Income tax and social contribution	14,975	12,967	-	-	169,717	-	197,659
Other noncurrent recoverable taxes	54,747	64,752	4,999	-	-	-	124,498
Deferred Income tax and social contribution	29,028	617,257	15,923	-	91,205	-	753,413
Prepaid expenses	202	-	-	197	-	-	399
Receivable from other related parties	-	-	-	-	64,815	(64,815)	-
Investments	807,190	4,012	-	-	12,055,619	(11,678,894)	1,187,927
Property, plant and equipment, net	7,617,626	-	365,977	-	29	-	7,983,632
Intangible assets	250,594	1,261,273	15,223	209,964	-	298,307	2,035,361

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
12.31.2012 - Restated

ASSETS	10,967,453	8,846,871	427,629	289,363	13,629,100	(12,951,513)	21,208,903
CURRENT ASSETS	1,508,828	2,876,268	64,848	86,793	1,218,801	(1,073,846)	4,681,692
Cash and cash equivalents	240,710	1,126,361	26,689	35,993	29,464	-	1,459,217
Bonds and securities	476,488	158,837	-	-	176	-	635,501
Collaterals and escrow accounts	1,429	34,293	-	1,086	-	-	36,808
Trade accounts receivable	283,750	1,200,251	18,649	40,092	-	(53,569)	1,489,173
Dividends receivable	-	-	-	-	1,038,664	(1,020,600)	18,064
CRC tranferred to State Government of Paraná	-	75,930	-	-	-	-	75,930
Accounts receivable related to the concession	5,319	-	-	-	-	-	5,319
Accounts receivable related to the concession extension	356,085	-	-	-	-	-	356,085
Other receivables	104,786	126,686	2,437	716	3	323	234,951
Inventories	28,299	84,995	10,645	870	-	-	124,809
Income tax and social contribution	1,780	35,868	3,413	-	150,483	-	191,544
Other current recoverable taxes	7,480	31,460	2,671	7,868	11	-	49,490
Prepaid expenses	2,702	1,587	344	168	-	-	4,801
NONCURRENT ASSETS	9,458,625	5,970,603	362,781	202,570	12,410,299	(11,877,667)	16,527,211
Long term assets	1,203,345	4,660,842	22,666	18,022	1,540,940	(1,148,498)	6,297,317
Bonds and securities	92,827	35,688	-	-	-	-	128,515
Collaterals and escrow accounts	-	43,246	-	-	-	-	43,246
Trade accounts receivable	-	26,172	-	5,266	-	(5,267)	26,171
CRC tranferred to State Government of Paraná	-	1,308,354	-	-	-	-	1,308,354
Judicial deposits	24,634	276,541	1,036	302	271,858	-	574,371
Accounts receivable related to the concession	262,564	2,383,262	-	-	-	-	2,645,826
Accounts receivable related to the concession extension	717,805	-	-	-	-	-	717,805
Advances to suppliers	-	-	-	12,279	-	-	12,279
Other noncurrent receivables	6,413	4,036	-	-	-	-	10,449
Income tax and social contribution	19,995	-	-	-	-	-	19,995
Other noncurrent recoverable taxes	50,794	60,663	8,732	-	-	-	120,189
Deferred Income tax and social contribution	28,313	522,880	12,898	-	117,194	-	681,285
Prepaid expenses	-	-	-	175	-	8,657	8,832
Receivable from other related parties	-	-	-	-	1,151,888	(1,151,888)	-
Investments	448,130	4,012	-	-	10,869,359	(10,752,512)	568,989
Property, plant and equipment, net	7,552,612	-	319,141	-	-	-	7,871,753
Intangible assets	254,538	1,305,749	20,974	184,548	-	23,343	1,789,152

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.4    Liabilities per reporting segment

LIABILITIES	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
12.31.2013

TOTAL LIABILITIES	12,422,458	7,760,564	480,851	308,023	14,473,384	(12,333,835)	23,111,445
CURRENT LIABILITIES	1,485,556	1,545,217	56,340	66,935	1,084,423	(890,586)	3,347,885
Payroll, social charges and accruals	59,902	155,337	14,105	5,214	5,127	-	239,685
Payable from other related parties	-	-	-	-	468,317	(468,317)	-
Suppliers	301,768	771,815	8,120	52,881	3,211	(45,556)	1,092,239
Income tax and social contribution	297,620	-	-	-	-	-	297,620
Other taxes	66,899	200,767	5,467	2,227	25,481	(110)	300,731
Loans and financing	217,736	173,482	5,241	-	562,801	(2,154)	957,106
Debentures	40,490	16,972	-	-	-	-	57,462
Minimum dividends payable	362,932	-	21,585	5,598	3,047	(374,449)	18,713
Post-employment benefits	7,886	21,043	1,047	-	7	-	29,983
Regulatory charges	26,920	11,074	-	-	-	-	37,994
Research and Development and Energy Efficiency	20,116	107,744	-	-	-	-	127,860
Accounts payable related to concession - use of public property	51,481	-	-	-	-	-	51,481
Other accounts payable	31,806	86,983	775	1,015	16,432	-	137,011
NON CURRENT LIABILITIES	3,299,960	2,848,662	71,572	5,462	736,808	(127,656)	6,834,808
Associated and subsidiary companies	64,995	-	-	-	-	(64,995)	-
Suppliers	22,187	27,934	-	-	-	-	50,121
Other taxes	15,153	50,354	2,855	-	40	-	68,402
Deferred Income tax and social contribution	418,426	-	-	2,075	-	-	420,501
Loans and financing	1,303,009	635,956	33,622	-	456,752	(62,661)	2,366,678
Debentures	152,066	998,417	-	-	-	-	1,150,483
Post-employment benefits	292,968	608,391	31,222	2,499	2,169	-	937,249
Research and Development and Energy Efficiency	55,599	99,122	-	-	-	-	154,721
Accounts payable related to concession - use of public property	420,293	-	-	-	-	-	420,293
Other accounts payable	233	-	-	-	-	-	233
Provisions for contingences	555,031	428,488	3,873	888	277,847	-	1,266,127
EQUITY	7,636,942	3,366,685	352,939	235,626	12,652,153	(11,315,593)	12,928,752
Attributable to controlling interest	7,636,942	3,366,685	352,939	235,626	12,652,153	(11,593,006)	12,651,339
Capital	4,317,997	2,624,841	240,398	135,943	6,911,678	(7,320,857)	6,910,000
Equity valuation adjustments	1,141,672	(155,096)	(5,795)	-	983,159	(980,781)	983,159
Legal reserve	301,729	135,294	9,093	18,220	624,849	(464,336)	624,849
Profit retention reserve	1,730,944	761,646	109,243	77,987	3,897,833	(2,683,296)	3,894,357
Unrealized income reserve	-	-	-	3,476	-	-	3,476
Additional proposed dividend	153,180	-	-	-	235,498	(153,180)	235,498
Accumulated income (losses)	(8,580)	-	-	-	(864)	9,444	-
Attributable to non controlling interest						277,413	277,413

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
12.31.2012 - Restated

TOTAL LIABILITIES	10,967,453	8,846,871	427,629	289,363	13,629,100	(12,951,513)	21,208,903
CURRENT LIABILITIES	1,568,371	1,970,456	53,612	60,464	257,700	(1,077,159)	2,833,444
Payroll, social charges and accruals	110,509	243,128	25,393	4,333	645	-	384,008
Suppliers	428,046	694,903	14,481	45,873	1,616	(53,137)	1,131,782
Income Tax and Social Contribution Payable	163,724	-	-	3,214	3,251	-	170,189
Other taxes due	54,763	205,330	4,492	1,934	22,072	(111)	288,480
Loans and financing	71,654	164,788	53	-	28,106	(3,311)	261,290
Debentures	-	12,719	-	-	-	-	12,719
Minimum compulsory dividend payable	639,420	371,863	7,982	4,929	201,186	(1,020,600)	204,780
Post employment benefits	6,908	18,004	903	-	4	-	25,819
Customer charges due	7,236	49,262	-	-	-	-	56,498
Research and Development and Energy Efficiency	16,663	142,936	-	-	-	-	159,599
Accounts payable related to concession - Use of Public Property	48,477	-	-	-	-	-	48,477
Other accounts payable	20,971	67,523	308	181	820	-	89,803
NONCURRENT LIABILITIES	2,491,247	3,341,027	45,872	6,594	1,274,016	(1,145,187)	6,013,569
Payable from related parties	232,654	851,237	-	-	-	(1,083,891)	-
Suppliers	106,175	-	-	-	-	(5,267)	100,908
Deferred Income Tax and Social Contribution	587,597	-	-	2,939	-	-	590,536
Loans and financing	438,396	609,941	25,559	-	971,721	(56,029)	1,989,588
Debentures	-	997,958	-	-	-	-	997,958
Post employment benefits	209,295	443,784	19,344	2,807	-	-	675,230
Research and Development and Energy Efficiency	43,350	61,211	-	-	-	-	104,561
Accounts payable related to concession - Use of Public Property	399,080	-	-	-	-	-	399,080
Provision for contingencies	474,700	376,896	969	848	302,295	-	1,155,708
EQUITY	6,907,835	3,535,388	328,145	222,305	12,097,384	(10,729,167)	12,361,890
Capital	4,248,937	2,624,841	240,398	135,943	6,910,000	(7,250,119)	6,910,000
Equity valuation adjustments	1,293,027	(64,902)	1,139	-	1,214,394	(1,229,264)	1,214,394
Legal reserve	249,578	135,294	6,706	17,295	571,221	(408,873)	571,221
Profit retention reserve	1,158,142	840,155	79,902	62,115	3,337,295	(2,147,266)	3,330,343
Unrealized revenue reserve	-	-	-	6,952	-	-	6,952
Additional proposed dividend	-	-	-	-	64,474	-	64,474
Accumulated income (losses)	(41,849)	-	-	-	-	41,849	-
Attributable to non-controlling interest						264,506	264,506

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.5    Statement of income per reporting segment

STATEMENT OF INCOME	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
12.31.2013

Gross profit	3,044,399	5,961,575	187,792	423,014	-	(436,566)	9,180,214
Electricity sales to final customers - third-parties	460,845	2,883,804	-	-	-	-	3,344,649
Electricity sales to final customers - between segments	-	2,193	-	-	-	(2,193)	-
Electricity sales to distributors - third-parties	1,832,207	100,055	-	-	-	-	1,932,262
Electricity sales to distributors - between segments	311,242	-	-	-	-	(311,242)	-
Use of the main transmission grid - third-parties	94,785	1,934,191	-	-	-	-	2,028,976
Use of the main transmission grid - between segments	57,090	13,115	-	-	-	(70,205)	-
Construction revenues	136,536	898,606	-	40,999	-	-	1,076,141
Telecommunications services to third-parties	-	-	141,315	-	-	-	141,315
Telecommunications services between segments	-	-	39,895	-	-	(39,895)	-
Distribution of piped gas	-	-	-	368,620	-	-	368,620
Other operating revenues from third-parties	144,908	128,278	1,670	13,395	-	-	288,251
Other operating revenues between segments	6,786	1,333	4,912	-	-	(13,031)	-
Operational expenses	(1,649,753)	(6,304,797)	(127,264)	(402,030)	(20,303)	436,520	(8,067,627)
Electricity purchased for resale	(128,736)	(3,518,865)	-	-	-	311,242	(3,336,359)
Charges for the use of the main distribution and transmission grid	(227,325)	(249,465)	-	-	-	69,473	(407,317)
Personnel and management	(274,526)	(723,734)	(57,703)	(21,366)	(19,018)	-	(1,096,347)
Pension and healthcare plans	(47,478)	(118,211)	(7,738)	(1,387)	(1,382)	-	(176,196)
Materials and supplies	(16,346)	(50,531)	(1,312)	(2,268)	(21)	-	(70,478)
Materials and supplies for generation	(27,187)	-	-	-	-	-	(27,187)
Natural gas and supplies for gas business	-	-	-	(295,671)	-	-	(295,671)
Third party services	(146,185)	(292,644)	(18,437)	(17,439)	(4,815)	56,061	(423,459)
Depreciation and amortization	(353,590)	(205,110)	(27,968)	(15,780)	(755)	-	(603,203)
Provisions and reversals	(104,127)	(118,233)	(3,920)	(40)	26,765	-	(199,555)
Construction cost	(148,670)	(898,606)	-	(40,999)	-	-	(1,088,275)
Other operating costs and expenses	(175,583)	(129,398)	(10,186)	(7,080)	(21,077)	(256)	(343,580)
EQUITY IN RESULTS SUBSIDIARIES	33,744	-	-	-	1,116,830	(1,036,968)	113,606
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	1,428,390	(343,222)	60,528	20,984	1,096,527	(1,037,014)	1,226,193
Financial income (expenses)	41,804	228,938	3,078	4,443	2,000	48	280,311
OPERATING INCOME (LOSSES)	1,470,194	(114,284)	63,606	25,427	1,098,527	(1,036,966)	1,506,504
Income tax and social contribution	(532,053)	-	(14,661)	(7,806)	-	-	(554,520)
Deferred income tax and social contribution	140,856	35,775	(1,213)	864	(26,831)	-	149,451
NET INCOME (LOSSES) FOR THE YEAR	1,078,997	(78,509)	47,732	18,485	1,071,696	(1,036,966)	1,101,435

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
12.31.2012 - Restated

Gross profit	2,540,885	5,892,171	172,445	359,090	-	(471,339)	8,493,252
Electricity sales to final customers - third-parties	137,990	2,487,519	-	-	-	-	2,625,509
Electricity sales to final customers - between segments	-	3,119	-	-	-	(3,119)	-
Electricity sales to distributors - third-parties	1,468,044	155,463	-	-	-	-	1,623,507
Electricity sales to distributors - between segments	302,583	-	-	-	-	(302,583)	-
Use of the main transmission grid - third-parties	347,674	2,482,959	-	-	-	-	2,830,633
Use of the main transmission grid - between segments	96,979	17,116	-	-	-	(114,095)	-
Construction revenues	59,977	665,601	-	24,185	-	-	749,763
Telecommunications services to third-parties	-	-	125,565	-	-	-	125,565
Telecommunications services between segments	-	-	41,148	-	-	(41,148)	-
Distribution of piped gas	-	-	-	325,012	-	-	325,012
Other operating revenues from third-parties	121,675	80,394	1,301	9,893	-	-	213,263
Other operating revenues between segments	5,963	-	4,431	-	-	(10,394)	-
Operational expenses	(1,494,623)	(5,968,827)	(139,403)	(332,128)	(37,162)	471,384	(7,500,759)
Electricity purchased for resale	(170,806)	(2,939,447)	-	-	-	302,518	(2,807,735)
Charges for the use of the main distribution and transmission grid	(233,983)	(648,501)	-	-	-	110,123	(772,361)
Personnel and management	(321,253)	(824,102)	(70,253)	(19,891)	(10,152)	-	(1,245,651)
Pension and healthcare plans	(44,315)	(126,187)	(8,591)	(3,039)	(746)	-	(182,878)
Materials and supplies	(18,245)	(48,296)	(1,800)	(1,413)	(33)	-	(69,787)
Materials and supplies for generation	(25,511)	-	-	-	-	-	(25,511)
Natural gas and supplies for gas business	-	-	-	(247,770)	-	-	(247,770)
Third party services	(110,890)	(320,135)	(17,280)	(14,206)	(3,863)	57,496	(408,878)
Depreciation and amortization	(314,968)	(192,344)	(28,019)	(13,769)	(755)	-	(549,855)
Provisions and reversals	(80,212)	(118,986)	(4,316)	(1,086)	(14,196)	-	(218,796)
Construction cost	(43,791)	(665,601)	-	(24,185)	-	-	(733,577)
Other operating costs and expenses	(130,649)	(85,228)	(9,144)	(6,769)	(7,417)	1,247	(237,960)
EQUITY IN RESULTS SUBSIDIARIES	16,041	-	-	-	732,313	(741,669)	6,685
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	1,062,303	(76,656)	33,042	26,962	695,151	(741,624)	999,178
Financial income (expenses)	(41,513)	5,644	3,444	4,769	1,051	(45)	(26,650)
OPERATING INCOME (LOSSES)	1,020,790	(71,012)	36,486	31,731	696,202	(741,669)	972,528
Income tax and social contribution	(302,291)	(124,691)	(13,653)	(13,155)	(4,467)	-	(458,257)
Deferred income tax and social contribution	43,661	152,283	5,174	2,178	8,953	-	212,249
NET INCOME (LOSSES) FOR THE YEAR	762,160	(43,420)	28,007	20,754	700,688	(741,669)	726,520

STATEMENT OF INCOME	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
12.31.2011 - Restated

Gross profit	2,265,696	5,490,064	157,803	291,376	-	(428,774)	7,776,165
Electricity sales to final customers - third-parties	102,934	2,227,894	-	-	-	-	2,330,828
Electricity sales to final customers - between segments	-	5,441	-	-	-	(5,441)	-
Electricity sales to distributors - third-parties	1,348,042	91,789	-	-	-	-	1,439,831
Electricity sales to distributors - between segments	286,132	-	-	-	-	(286,132)	-
Use of the the main transimission grid - third-parties	269,924	2,492,444	-	-	-	-	2,762,368
Use of the main transmission grid - between segments	76,331	13,055	-	-		(89,386)	-
Construction revenues	118,816	606,620	-	16,290	-	-	741,726
Telecommunications services to third-parties	-	-	117,126	-	-	-	117,126
Telecommunications services between segments	-	-	40,677	-		(40,677)	-
Distribution of piped gas	-	-	-	273,933	-	-	273,933
Other operating revenues from third-parties	57,600	51,600	-	1,153	-	-	110,353
Other operating revenues between segments	5,917	1,221	-	-	-	(7,138)	-
Operational expenses	(1,477,544)	(5,038,081)	(114,437)	(248,001)	(21,575)	428,774	(6,470,864)
Electricity purchased for resale	(73,090)	(2,365,587)	-	-	-	286,132	(2,152,545)
Charges for the use of the mais distribution and transmission grid	(216,035)	(505,869)	-	-	-	89,386	(632,518)
Personnel and management	(243,769)	(657,382)	(58,341)	(15,096)	(8,039)	-	(982,627)
Pension and healthcare plans	(37,860)	(104,234)	(7,113)	(1,142)	(496)	-	(150,845)
Materials and supplies	(16,678)	(66,018)	(1,730)	(1,102)	(81)	-	(85,609)
Materials and supplies for generation	(25,031)	-	-	-	-	-	(25,031)
Natural gas and supplies for gas business	-	-	-	(186,931)	-	-	(186,931)
Third party services	(100,399)	(307,494)	(17,769)	(12,120)	(4,996)	52,095	(390,683)
Depreciation and amortization	(320,541)	(193,969)	(24,523)	(12,648)	(754)	-	(552,435)
Provisions and reversals	(170,312)	(122,332)	734	65	2,190	-	(289,655)
Construction cost	(108,533)	(606,620)	-	(16,290)	-	-	(731,443)
Other operating costs and expenses	(165,296)	(108,576)	(5,695)	(2,737)	(9,399)	1,161	(290,542)
EQUITY IN RESULTS SUBSIDIARIES	(3,487)	-	-	-	1,249,114	(1,193,374)	52,253
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	784,665	451,983	43,366	43,375	1,227,539	(1,193,374)	1,357,554
Financial income (expenses)	16,316	256,721	2,923	6,136	(55,734)	-	226,362
OPERATING INCOME (LOSSES)	800,981	708,704	46,289	49,511	1,171,805	(1,193,374)	1,583,916
Income tax and social contribution	(278,227)	(297,653)	(12,472)	(18,294)	(4,955)	-	(611,601)
Deferred income tax and social contribution	85,767	124,835	1,883	1,214	(9,160)	-	204,539
NET INCOME (LOSSES) FOR THE YEAR	608,521	535,886	35,700	32,431	1,157,690	(1,193,374)	1,176,854

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34  Financial Instruments

34.1    Category and value of financial instruments

						Restated
				12.31.2013	12.31.2012
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Held for trading
Cash and cash equivalent (a)	4	1	1,741,632	1,741,632	1,459,217	1,459,217
Bonds and securities (b)	5	1	159,340	159,340	82,633	82,633
Bonds and securities (b)	5	2	79,187	79,187	100,381	100,381
			1,980,159	1,980,159	1,642,231	1,642,231
Loans and receivables
Collaterals and escrow accounts STN (c)	6	1	45,371	32,415	43,246	42,627
Collaterals and escrow accounts (a)	6	1	1,976	1,976	36,808	36,808
Trade accounts receivable (a)	7	1	1,470,314	1,470,314	1,515,344	1,515,344
CRC transferred to state of Paraná (d)	8	1	1,380,554	1,369,599	1,384,284	1,633,076
Receivables related to concession (e)	9	1	412,869	412,869	267,883	267,883
Receivables related to the concession extension (f)	10	1	557,589	563,052	913,673	960,436
			3,868,673	3,850,225	4,161,238	4,456,174
Available for sale
Receivables related to concession (e)	9	3	3,075,795	3,075,795	2,383,262	2,383,262
Receivables related to the concession extension (g)	10	3	160,217	160,217	160,217	160,217
Bonds and securities (b)	5	1	196,112	196,112	330,520	330,520
Bonds and securities (b)	5	2	63,978	63,978	238,302	238,302
Other investments (h)	16.2	1	25,708	25,708	18,127	18,127
			3,521,810	3,521,810	3,130,428	3,130,428
Held to maturity
Bonds and securities (b)	5	2	11,141	11,141	12,180	12,180
			11,141	11,141	12,180	12,180
Financial assets total			9,381,783	9,363,335	8,946,077	9,241,013

Financial liabilities
Fair value through profit or loss
Other liabilities - derivatives (b)		1	85	85	40	40
			85	85	40	40
Other financial liabilities
Suppliers (a)	20	1	1,142,360	1,142,360	1,232,690	1,232,690
Loans and financing (c)	21	1	3,323,784	2,922,867	2,250,878	2,233,244
Debentures (i)	22	1	1,207,945	1,207,945	1,010,677	1,010,677
Payable related to concession - use of public property (j)	26	1	471,774	578,409	447,557	554,408
			6,145,863	5,851,581	4,941,802	5,031,019
Financial liabilities total			6,145,948	5,851,666	4,941,842	5,031,059
The different levels have been defined as follows:
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

Determining fair values:

a)     Financial assets that have fair values equivalent to their respective carrying values due to their nature and terms of realization.

b)     Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

c)     Calculated based on the cost of the last issue by the Company, of 106% p.y.

d)     The Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B), which yields approximately 6.82% p.y. plus the IPCA inflation index, on December 31, 2013.

e)     Criteria and assumptions disclosed on note 3.7.1.

Balance as of December 31, 2012	2,383,262
Capitalization of intangible assets	630,069
Monetry variations	108,259
Write off	(24,998)
Write off - Resolution 367/2009	(20,797)
Balance as of December 31, 2013	3,075,795

f)      The accounts receivable related to concession extension, related to the assets which started operations after May 2000, the expected flow of cash entries was discounted at the Selic rate, the best short-term rate available for comparison for determination of its market value.

g)     These accounts receivable are related to assets existing as of May 31, 2000, equivalent to their book values, due to the fact that the expert report to be analyzed by Aneel has not yet been completed.

h)     Calculated according to price quotes published in an active market or by applying the interest percentage over shareholders' equity for assets with no active market.

i)      Calculated according to the Unit Price Quotation (PU) as of December 31, 2013, obtained from the National Association of Financial Market Institutions (Anbima), net of the financial cost of R$ 1,015.

j)      Considering as a premise for the calculation the rate of return for the last venture sold at auction by ANEEL, won by the Company.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.2    Risk Factors

The Company has a Corporate Risk Management Committee in charge of formulating and tracking risk management policies and assisting the Audit Committee to ensure a good management of resources and the protection and appreciation of its assets.

The Company's business activities are exposed to the following risks arising from financial instruments:

34.2.1     Credit risk

Credit risk is defined as the possibility of the occurrence of losses related to non-compliance by a client or counterpart to a financial instrument with their respective obligations under the terms agreed on.

		Restated
Exposure to credit risk	12.31.2013	12.31.2012
Cash and cash equivalents (a)	1,741,632	1,459,217
Bonds and securities (a)	509,758	764,016
Collaterals and escrow accounts (a)	47,347	80,054
Trade accounts receivable (b)	1,470,314	1,515,344
CRC transferred to the State Government of Paraná (c)	1,380,554	1,384,284
Accounts receivable related to the concession (d)	3,488,664	2,651,145
Accounts receivable related to the concession extension (e)	557,589	913,673
Accounts receivable related to the concession extension (f)	160,217	160,217
	9,356,075	8,927,950

a)     Company management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility of the Company incurring losses resulting from problems in receiving amounts invoiced to its clients, customers, concession operators and licensees. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by guarantees whenever possible.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c)     Company management believes the CRC poses a minimal credit risk, as the amortizations are guaranteed by dividends, and the State Government is paying the renegotiated amounts in accordance with the fourth amendment.

d)     Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, for the investments made in assets that have not been recovered through rates by the end of the concession and specifically regarding energy transmission, as RAP is guaranteed revenue, and therefore not subject to the risk of demand.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

e)     Management considers the credit risk on the indemnity approved for the assets which started operations after May 2000 to be reduced, given that the realization and compensation rules have already been established by the Granting Authority and has been received on schedule.

f)      For value of existing assets on May 31, 2000, ANEEL published Resolution no. 589/2013, which addresses the definition criteria for calculating the New Replacement Value (VNR) for the indemnification purpose. For these assets Management considers the credit risk as reduced since the rules for compensation are set and there is an going survey of information required by the granting authority.

34.2.2     Liquidity risk

The Company's liquidity risk consists of the possibility of insufficient funds, cash or other financial asset to settle obligations on scheduled dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied for a permanent control over financial processes to ensure a proper management of risks.

Investments are financed by incurring medium and long term debt to financial institutions and capital markets.

Short-term, medium-term and long-term business projections are made and submitted to management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while at the same time keeping minimum cash levels.

The table below shows the expected settlement amounts within each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year.  As from 2014, 2013 indicators are repeated through the forecast period, except for the US dollar, which follows the US inflation rate.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Interest (a)	Less than	1 to 3	3 month	1 to 5	More than
Liabilities		1 month	month	to 1 year	years	5 years	Total
12.31.2013
Loans and financing	Note 21	44,546	312,844	773,467	1,853,937	1,488,871	4,473,665
Debentures	Note 22	5,182	10,324	160,669	1,499,400	-	1,675,575
Derivative	Future DI	85					85
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	4,282	8,564	39,272	246,196	2,103,155	2,401,469
Eletrobras - Itaipu	Dollar	-	124,286	575,224	3,606,457	5,517,175	9,823,142
Petrobras - Compagas	100% of CDI	5,295	10,738	51,243	-	-	67,276
Other suppliers	-	645,392	144,718	196,518	92,271	-	1,078,899
Post employment benefits	8.05%	43,145	86,289	388,302	2,785,404	12,492,581	15,795,721
Purchase liabilities	IGP-M and IPCA	-	605,310	2,818,490	12,216,247	80,198,892	95,838,939
		747,927	1,303,073	5,003,185	22,299,912	101,800,674	131,154,771
12.31.2012
Loans and financing	Note 21	17,022	50,158	289,708	1,977,774	515,760	2,850,422
Debentures	Note 22	-	-	78,618	1,284,897	-	1,363,515
Derivative	Future DI	40	-	-	-	-	40
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	4,040	8,080	36,858	225,955	2,043,351	2,318,284
Eletrobras - Itaipu	Dollar	-	92,864	417,886	2,677,260	4,777,443	7,965,453
Petrobras - Compagas	100% of CDI	4,892	9,874	45,969	65,690	-	126,425
Other suppliers	-	756,890	152,854	875	35,126	-	945,745
Post employment benefits	7.30%	28,945	57,891	260,509	1,523,133	9,097,947	10,968,425
Purchase liabilities	IGP-M and IPCA	-	452,633	2,188,186	8,865,291	46,201,543	57,707,653
		811,829	824,354	3,318,609	16,655,126	62,636,044	84,245,962
(a) Effective interest rate - weighted average

As disclosed in notes 21.11 and 22.2, the Company and its subsidiaries have loan and financing agreements and debentures with covenants that if breached may require have its payment accelerated.

The main guarantees put up for maintaining business and investing activities are invested in securities and cash.

34.2.3     Market risk

Market risk is the risk that the fair value or future cash flows of the financial instrument fluctuate due to changes in market prices, such as exchange rates, interest rates and share prices. The purpose of risk management is to control exposures within acceptable limits, while optimizing return.

a)     Foreign currency risk (US Dollar)

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

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of December 31, 2013 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$ 2.47) estimated as market average projections for 2014 according to the Focus Report issued by the Brazilian Central Bank as of February 7, 2014. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

.		Baseline	Projected scenarios - Dec.2014
Foreign currency risks	Risk	12.31.2013	Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts - STN	USD depreciation	45,371	2,467	(9,492)	(21,452)
.		45,371	2,467	(9,492)	(21,452)
Financial liabilities
Loans and financing
STN	USD appreciation	(64,815)	(3,525)	(20,610)	(37,695)
Eletrobras	USD appreciation	(7)	-	(2)	(4)
		(64,822)	(3,525)	(20,612)	(37,699)
Suppliers
Eletrobras (Itaipu)	USD appreciation	(107,222)	(5,831)	(34,094)	(62,358)
Petrobras (acquisiton of gas by Compagas)	USD appreciation	(51,502)	(2,801)	(16,377)	(29,952)
		(158,724)	(8,632)	(50,471)	(92,310)

In addition, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2013, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial revenues or increase financial expenses in connection with assets and liabilities on the market.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds, but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of December 31, 2013 and the likely scenario takes into account the indicators (BM&F-LTN of 10.65%, CDI/Selic of 11.25%, IPCA of 5.89%, IGP-DI of 5.85%, IGP-M of 5.89% and TJLP of 5.00%) estimated as market average projections for 2014 according to the Focus Report issued by the Brazilian Central Bank as of February 7, 2014 and variation of the BM&FBOVESPA notional rate for National Treasury Bills (LTN) maturing on January 2, 2015. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

.		Baseline	Projected scenarios - Dec.2014
Interest rate and monetary variation risk	Risk	12.31.2013	Probable	Adverse	Remote
.
Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	1,611,321	172,323	129,275	86,232
Bonds and securities	Low CDI/SELIC	509,758	54,516	40,897	27,281
Collaterals and escrow accounts	Low CDI/SELIC	1,976	212	159	105
CRC transferred to the State Government of Paraná	Low IGP-DI	1,380,554	80,762	60,572	40,381
Accounts receivable related to the concession	Low IGP-M	3,488,664	203,582	152,686	101,791
Accounts receivable related to the concession extension - RBNI	Low IPCA	557,589	32,842	24,631	16,421
Accounts receivable related to the concession extension	Undefined (a)	160,217	-	-	-
		7,710,079	544,237	408,220	272,211

Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,602,960)	(180,333)	(225,416)	(270,499)
Eletrobras - Finel	High IGP-M	(83,362)	(982)	(1,228)	(1,473)
Eletrobras - RGR	No Risk (b)	(96,394)	-	-	-
Finep	High TJLP	(40,557)	(2,028)	(2,535)	(3,042)
BNDES - Copel Geração e Transmissão	High TJLP	(1,125,109)	(56,255)	(70,319)	(84,383)
Banco do Brasil – Transfer BNDES funds	High TJLP	(160,580)	(8,029)	(10,036)	(12,044)
Banco do Brasil	High CDI	(150,000)	(16,875)	(21,094)	(25,313)
Debentures	High CDI	(1,207,945)	(135,894)	(169,867)	(203,841)

		(4,466,907)	(400,396)	(500,495)	(600,595)
(a) Risk assessment still requires ruling by the Granting Authority. (b) Loan indexed to UFIR

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In addition, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2013, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

c)     Derivative financial instruments risk

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

In order to protect against the effects of volatility on long exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

•         For the year ended December 31, 2013, the result of operations with derivative financial instruments on the futures market was a gain of R$ 5,885 (loss of R$ 5,884 on December 2012)

•         Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as of December 31, 2013 corresponded to R$ 109,792 (R$ 192,900 as of December 31, 2012)

•         On December 31, 2013, a share of the Company’s federal bonds in the amount of R$ 6,712 (R$ 9,560 as of December 31, 2012), was deposited as collateral for transactions at BM&FBOVESPA S.A.

Sensitivity analysis of derivative financial instruments risk

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The base scenario took into account the existing balances and the probable scenario for balances with changes in the BM&FBOVESPA preferential rate for LTN (National Treasury Bills) maturing on January 02, 2015.

.		Baseline	Projected scenarios - Dec.2014
Risk of derivative	Risk	12.31.2013	Probable	Adverse	Remote
.
Financial assets (liabilities)
Derivative – liabilities	Decrease in DI rate	(85)	(717)	(2,786)	(4,854)
		(85)	(717)	(2,786)	(4,854)
Expected effect in the result			(632)	(2,701)	(4,769)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.2.4     Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the Annual Plan for Electricity Operation - PEN 2013, published annually on the website: www.ons.org.br, probability assessments of energy service conditions, based on energy deficit risks for the Benchmarking Scenario show the appropriateness of the supply criteria set by the National Energy Policy Council - CNPE (deficit risk not higher than 5%) for all subsystems within the period from 2013 to 2017. Deficit risks reach maximum levels 3.0% in the Southern subsystem and 2.5% in the Southeastern/Center Western system and lower than 1.0% in the Northern and Northeastern subsystems within the whole assessment period.

Due to amendments introduced by the replacement of energy contracts originally maturing on December 31, 2012 through energy quotas, with nonperformance of the amount necessary and the failure of several thermal power plants to come into operation, contracted by the 7th new energy auction and other technical and climatic factors, in 2013, the Company was subcontracted on 112.54 MW and therefore exposed to the short-term energy market.

34.2.5     Risk of non-renewal of concessions

Law 12,783/2013 published on January 14, 2013 ruled the extension of energy generation, transmission and distribution concessions covered by articles 17, 19 and 22 of Law 9,074/2015.  However, extension depends on full acceptance of the conditions set by that law.

Four power plants have been affected by Law 12,783/2013: Rio dos Patos with 1.8 MW, Mourão with 8.2 MW, Chopim with 1.8 MW and Usina Governador Pedro Viriato Parigot de Souza with 260 MW of installed capacity.

In order to maintain the Company's current profitability levels, the concessions for these plants have not been extended, given that studies have shown that the conditions imposed by the Concession Authority make the plants not economically feasible. By the end of the concession agreement, these power plants will be put up for auction, and the Company has no guarantee that it will be the winning bidder.

Concession Agreement number 060/2001, which sets rules about transmission facilities, has been extended for 30 more years, according to the conditions established by Law 12,783/2013.  In this case the conditions for making investments arising from contingencies, modernization, renovation and refurbishment of structures and equipment have been kept. These investments will actually be made upon ANEEL's recognition and authorization. The guarantee that the regulatory body will reimburse the Company for the works rules out the possibility of financial losses and keeps the Company's current profitability levels.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

For the distribution services, the Company has issued a favorable opinion on the extension of Concession Agreement number 046/1999, pursuant to Law 12,783/2013, through a concession amendment request sent to Aneel on May 31, 2012. The Company is waiting for the decision by the Concession Authority on the extension. If the conditions set by the Concession Authority ensure the Company's expected profitability levels, the Company will sign the concession agreement or amendment for an additional period of 30 years. Even considering that the regulatory overall scene is uncertain, the Company believes on the possibility of the concession amendment, although it does not have sufficient information to guarantee that the contract for the distribution services will be renewed on favorable terms.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel Geração e Transmissão
Concessions/authorizations Contracts	Maturity date
Hydroelectric Power Plants
Generation Concession - 045/1999
Governador Bento Munhoz da Rocha Netto (Foz do Areia)	05.23.2023
Governador Ney Aminthas de Barros Braga (Segredo)	11.15.2029
Governador José Richa (Caxias)	05.04.2030
Governador Pedro Viriato Parigot de Souza (a) (b)	07.07.2015
Guaricana	08.16.2026
Mourão (a) (b)	07.07.2015
Marumbi (c)	-
São Jorge	12.03.2024
Rio dos Patos (a) (b)	02.14.2014
Melissa (d)	-
Salto do Vau (d)	-
Pitangui (d)	-
Generation Concession - Use of Public Property - 007/2013
Chaminé (e)	08.16.2026
Apucaraninha (e)	10.12.2025
Derivação do Rio Jordão (e)	11.15.2029
Chopim I (a) (b) (e)	07.07.2015
Cavernoso (e)	01.07.2031
Generation Concession - 001/2007 - Mauá - 51% of Copel	07.02.2042
Generation Concession - 001/2011 - Colíder (f)	01.16.2046
Authorization - Cavernoso II	02.27.2046
Thermal Power Plant
Generation Concession - 045/1999 - Figueira	03.26.2019
Wind Power Plant
Authorization - Palmas	09.28.2029
Authorization - Asa Branca I (f) (g)	04.25.2046
Authorization - Asa Branca II (f) (g)	05.31.2046
Authorization - Asa Branca III (f) (g)	05.31.2046
Authorization - Eurus IV (f) (g)	04.27.2046
Authorization - Santa Maria (f) (g)	05.08.2047
Authorization - Santa Helena (f) (g)	04.09.2047
Authorization - Ventos de Santo Uriel (f) (g)	04.09.2047

(a) Plant not renewed pursuant to Executive Act 579/2012 - Concessionaire's prerogative
(b) By the end of the concession the project will be offered for competitive bidding
(c) In progress for homologation from ANEEL
(d) At plants with capacity of less than 1 MW, only register with ANEEL
(e) Power plants that underwent change in the exploration system from a Public Service regime to an Independent Producer Regime
(f) Enterprise under construction
(g) Power plants taken over as from August 1, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel Geração e Transmissão
Concessions Contracts	Maturity date
Transmission Lines and Substations
Contract 060/01 - Transmission facilities (a)	12.05.2042
Contract 075/01 - Transmission line Bateias - Jaguariaíva	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté (b)	10.05.2040
Contract 015/10 - Substation Cerquilho III (b)	10.05.2040
Contract 001/12 - Transmission line Cascavel Oeste - Umuarama - 51% Copel GeT (b)	01.11.2042
Contract 004/12 - Transmission line Nova Santa Rita - Camaquã 3 - 20% Copel GeT (b)	05.09.2042
Contract 007/12 - Transmission line Umuarama - Guaira - 49% Copel GeT (b)	05.09.2042
Contract 008/12 - Transmission line Curitiba - Curitiba Leste - 80% Copel GeT (b)	05.09.2042
Contract 011/12 - Transmission line Açailândia - Miranda II - 49% Copel GeT (b)	05.09.2042
Contract 012/12 - Transmission line Paranaíta - Ribeirãozinho - 49% Copel GeT (b)	05.09.2042
Contract 013/12 - Transmission line Ribeirãozinho - Marimbondo II - 49% Copel GeT (b)	05.09.2042
Contract 022/12 - Transmission line - Foz do Chopim - Salto Osorio C2 (b)	08.26.2042
Contract 002/13 - Transmission line - Assis - Paraguaçu Paulista II (b)	02.24.2043
Contract 007/13 - Transmission line - Barreiras II - Pirapora 2 - 24.5% Copel GeT (b)	05.01.2043
(a) Concession renewed pursuant to Executive Act 579/2012
(b) Enterprise under construction

Concessions/authorizations Contracts	Maturity date
Copel Distribuição - Contract 046/99 - Distribution Facilities (a)	07.07.2015
Elejor - Contract 125/2001 - HPP Fundão e Santa Clara	10.24.2036
Elejor - Authorization contract - SHP Fundão I and SHP Santa Clara I	12.18.2032
Dona Francisca Energética - Contract 188/1998 - HPP Dona Francisca	08.27.2033
UEG Araucária - authorization contract - TPP Araucária	12.22.2029
Foz do Chopim - authorization contract - SHP Foz do Chopim	04.23.2030
Compagas - concession gas distribution contract	07.06.2024
(a) Sent on May 31, 2012 requesting extension of concession and sent on October 11, 2012 ratification of the requesting extension of concession (MP 579/2012)

34.2.6     Gas shortage risk

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

34.3    Management of capital

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

The Group’s capital structure is composed of:

a)     net indebtedness, defined as total loans, financing and debentures, net of cash and cash equivalents and short term bonds and securities; and

b)     own capital, defined as total equity.

		Restated
Debt	12.31.2013	12.31.2012
Loans and financing	3,323,784	2,250,878
Debentures	1,207,945	1,010,677
(-) Cash and cash equivalents	1,741,632	1,459,217
(-) Bonds and securities	389,222	635,501
Net indebtedness	2,400,875	1,166,837
Shareholder's	12,928,752	12,361,890
Net indebtedness ratio	0.19	0.09

35  Related Party Transactions

The balances of transactions between the Company and its associates and subsidiaries are shown in Note 8, Note 15 and Note 16.

The amounts resulting from the operating activities of Copel Distribuição involving related parties are billed at the rates approved by ANEEL.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Assets		Liabilities		Results
		Restated		Restated		Restated
Related parties / Nature of operation	12.31.2013	12.31.2012	12.31.2013	12.31.2012	12.31.2013	12.31.2012
Controlling shareholders
State of Paraná
Dividends payable (a)	-	-	-	79,539	-	-
"Luz Fraterna" program (b)	78,987	60,259	-	-	-	-
Remuneration and employ social security charges assigned (c)	1,880	1,640	-	-	-	-
CRC (Note 8)	1,380,554	1,384,284	-	-	159,348	188,688
ICMS (Note 13.3)	115,439	110,096	252,771	209,570	-	-
.
Entities with significant influence
BNDES e BNDESPAR (d)
Financing (Note 21.5)	-	-	1,125,109	214,855	(15,647)	(2,525)
Dividends payable (d)	-	-	-	63,890	-	-

Petrobras (e)
Rental plant TPP Araucária	6,499	11,894	-	-	101,628	95,253
Supply and transport of gas (f)	374	293	-	-	23,912	18,494
Acquisition of gas for resale (f)	-	-	51,502	43,681	(295,494)	(247,673)
Advances to suppliers of Compagas (g)	13,504	12,666	-	-	-	-
Dividends payable by Compagas	-	-	1,076	1,208	-	-
.
Mitsui Gás e Energia do Brasil Ltda. (h)	-	-	2,283	1,208	-	-
.
Paineira Participações S.A. (i)	-	-	11,985	1,179	-	-

Jointly-controlled

Costa Oeste Transmissora de Energia (j)	190	357	-	-	2,113	487

Marumbi Transmissora de Energia (k)	184	174	-	-	2,042	510

Caiuá Transmissora de Energia (l)	221	-	-	-	478	345

Associates
Dona Francisca Energética S.A. (m)	-	-	6,320	6,045	(71,950)	(67,354)
.
Foz do Chopim Energética Ltda. (n)	201	135	-	-	1,725	1,602

Sercomtel S.A. Telecomunicações (o)	192	179	-	-	2,287	2,142
.
Key management personnel
Fees and related charges (Note 31.3)	-	-	-	-	(16,829)	(14,559)
Pension plans and health care (Note 23)	-	-	-	-	(1,089)	(808)

Other related parties
Fundação Copel
Rental of administrative real estate	-	-	-	-	(12,270)	(10,694)
Private pension and health plans (Note 23)	-	-	967,232	701,049	-	-
.
Lactec (p)	27,229	18,742	587	303	(5,060)	(5,896)

a)     In 2013, out of the total dividends proposed to the Government for the State of Paraná for the amounts of R$ 166,321, there was advance on December 2013 of R$ 96,470. The remaining amount will be distributed after the approval at the General Shareholders’ Meeting (GSM).

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

c)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company recognized an impairment allowance in the amount of R$ 1,614 as of December 31, 2013 and R$ 1,466 as of December 31, 2012.

d)     BNDES is the parent company of BNDES Participações SA (BNDESPAR) that holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of preferred shares). Of the total proposed dividends to BNDESPAR, for fiscal year 2013, in the amount of R$ 133,603 (R$ 127,166 net of IRRF), was paid in advance during December 2013 the net amount of R$ 71,055. The remaining amount will be distributed after the approval at the General Shareholders’ Meeting (GSM).

e)     Petrobras holds 20% of the share capital of UEG Araucária and 24.5% of the share capital of Compagas.

f)      The supply and transport of piped gas and the purchase of gas for resale by Compagas.

g)     Advance payments to suppliers of Compagas refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagas has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. In light of the prospects of increased consumption by the market, Compagas management believes it will consume the accumulated gas volumes as of December 31, 2013 in the next fiscal years.

h)     Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagas’ share capital. The balances refer to dividends payable by Compagas.

i)      Paineira Participações S.A. holds 30% of Elejor share capital. The balances refer to dividends payable by Elejor.

j)      Engineering services agreement, signed with Copel Geração e Transmissão, expiring on October 10, 2015.

k)     Engineering services agreement, signed with Copel Geração e Transmissão, expiring on September 30, 2015.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

l)      Specific environmental management services agreement, signed with Copel Geração e Transmissão, expiring on March 14, 2015.

m)    Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on March 31, 2015.

n)     Operation and maintenance services agreement, signed between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, expiring on May 24, 2015.

o)     Light pole sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição.

p)     The Institute of Technology for Development (Lactec) was constituted on February 6, 1997 as a not for profit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,790, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: Copel, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP)

Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by ANEEL

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

35.1    Guarantees and endorsements awarded to related parties

35.1.1     Granted by Parent Company

The Parent Company granted the following guarantees and endorsements:

a)     endorsements for loans secured by its subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus, Santa Maria, Santa Helena and Ventos de Santo Uriel, pursuant to Note 21.7.

b)     bank guarantee for the equity interest of 70% in the debentures issued by the subsidiary Elejor on September 26, 2013, pursuant to Note 22.

c)     endorsements for its equity interest of 23.03% to its associated company Dona Francisca Energética S.A., in 2002, in financing secured from the BNDES (joint endorsement) and Bradesco (joint endorsement), for settlement by 2015. As of December 31, 2013 the restated outstanding balances amounted to R$ 9,393 with BNDES and R$ 5,402 with Bradesco.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.1.2     Granted by Copel Geração e Transmissão

Ventures		Date	Final	Amount	Total	%	Balance as of
joint subsidiaries	Financing	issued	Maturity	approved	issued	endorsement	December 31,2013
Transmissora Sul Brasileira (a)	Debentures	09.27.2013	09.22.2014	150,000	150,000	20%	153,202
Caiuá Transmissora (b)	Promissory notes	10.30.2013	04.28.2014	42,000	21,000	49%	34,051
		12.05.2013			12,600
Integração Maranhense (c)	Promissory notes	10.30.2013	04.28.2014	71,000	28,400	49%	50,341
		12.05.2013			21,300
Matrinchã Transmissora (d)	Debentures	06.20.2013	12.20.2014	800,000	540,000	49%	567,126
Guaraciaba Transmissora (e)	Debentures	06.20.2013	12.20.2014	400,000	230,000	49%	241,553

Financier:
Banco Bradesco BBI S.A.: (a) (b) (c)
HSBC Corretora de Títulos e Valores Mobiliários S.A. e Banco Santander (Brasil) S.A.: (d) (e)

Allocation:
“Bridge loan" for financing operation to be secured from BNDES (a) (b) (c)
Working capital: (d) (e)

36  Insurance

Details by risk type and effectiveness date of the main policies can be seen below.

Policy	Termination	Insured
Specified risks (36.1)	08.24.2014	1,727,388
Fire - Company-owned and rented facilities (36.2)	08.24.2014	521,633
Civil liability - Copel (36.3)	08.24.2014	12,000
Civil liability - Compagas (36.3)	10.29.2014	3,600
Engineering risks - Copel (36.4)	08.24.2014	dependant on each event
Domestic and international transport - export and import (36.5)	08.24.2014	dependant on each event
Multi-risk - Compagas (36.6)	12.18.2014	13,300
Multi-risk - Elejor (36.6)	03.25.2014	446,691
Vehicles (36.7)	08.20.2014	market value
Miscellaneous risks (36.8)	08.24.2014	810
Operational risks - Elejor (36.9)	06.06.2014	500
Operational risks - UEG Araucária (36.10) (a)	05.31.2015	844,991
Court guarantee - Compagas (36.11)	02.03.2014	56,938
Performance bond - Copel (36.12)	07.14.2014	12,500
Performance bond - Copel (36.12)	01.15.2014	2,200
Performance bond - Copel (36.12)	07.30.2015	44,319
Performance bond - Copel (36.12)	12.27.2014	1,850
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul (36.13)	11.23.2014	342,139
Liability for directors and administrators - D&O (36.14) (a)	06.30.2014	58,565

(a) The values of the sums insured Operational Risk - UEG Araucaria and liability for directors and officers have been converted to real U.S. dollars with the rate of the day 12.31.2013, R$ 2.3426.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

36.1    Insurance against specified risks

This policy covers substations and power plants, listing their main equipment and respective insured amounts. It provides basic coverage against fire, lightning strikes, explosions of any kind, and additional coverage against potential electrical damage, miscellaneous risks, and risk to electronics and computers.

36.2    Fire insurance

This policy covers both Company-owned and rented facilities and part of their contents. It ensures payment of reparations to the insurance holder or property owner for the damages resulting from basic fire hazards, lightning strikes, and explosions of any kind, plus additional coverage against windstorms, hurricane, cyclone, tornado, hail and smoke.

36.3    Civil liability insurance

This insurance provides coverage against liability for involuntary damages, bodily and/or material and/or moral, caused to third-parties as a result of the Company and its subsidiaries’s commercial and/or industrial operations. It also has additional coverage for services on third-party sites and employer liability.

36.4    Insurance against engineering risks - Copel

This insurance provides coverage against risks of installation, assembly, disassembly, and testing of new equipment, particularly at substations and power plants. Policies are purchased before each risk event, according to the occurrence and need for coverage against risks of carrying out engineering services.

36.5    Transport insurance

This insurance provides coverage against losses and damages caused to products transported by any appropriate means within both the domestic and foreign market and during import and export operations to and from foreign markets. Policies are purchased before each risk event, and are basically used to cover the transport of electrical, electronic, and telecommunications equipment.

36.6    Multi-risk insurance

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

36.7    Vehicle insurance

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

36.8    Insurance against miscellaneous risks

This insurance covers losses and material damage caused to the assets listed in the policy by any accidents with an external cause, including transport risks.

This type of insurance covers mobile and/or stationary electric equipment, computers, and electronics, whether in use at the Company's facilities or leased or loaned to third-parties.

36.9    Insurance against operational risks - Elejor

This insurance covers sudden, unforeseen, and accidental losses and material damage to Elejor buildings, merchandise, raw materials, unfinished and finished products, packages, machinery, tools, furniture, and other devices and facilities which are part of the insured establishment, in addition to loss of profits.

36.10   Insurance against operational risks – UEG Araucária

This policy provides coverage against all risks (all legally insurable risks), including machinery failure, for all the facilities of the Araucária Thermoelectric Power Plant.

36.11   Court guarantee - Compagas

This insurance covers the settlement of final rulings in lawsuits against Compagas. It has the same standing as a judicial bond, replacing judicial deposits in cash, attachment of assets, and bank guarantees.

36.12   Contract Performance Bond

It guarantees the liabilities assumed by Copel in the concession agreements signed with ANEEL.

This type of insurance is designed to guarantee full performance of a contract. It does not cover damages but rather liabilities for breach of contract, and it is a form of contractual guarantee provided by Brazilian law, which may replace bank guarantees, cash bonds, or government bonds.

36.13   Operating risks HPP Mauá - Consórcio Energético Cruzeiro do Sul

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

36.14   Civil Responsibilities for Senior Management and Officers (D&O)

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

37  Compensation Account for “Part A”

As a result of adopting IFRS, the Company no longer recognizes regulatory assets and liabilities, and unrecognized the existing balances.

These assets and liabilities continue to be recognized in the regulatory records, introduced by ANEEL Normative Resolution 396.

The Compensation Account for Variations in Items from “Part A” - CVA accompanies the variations reported between the amounts homologated for tariff adjustments, and the amounts actually incurred during the tariff period, from the following cost components of “Part A”: Purchase of electric power (Bilateral, Itaipu and Auctions), Energy Transmission Cost (Transmission from Itaipu and the Basic Grid) and Sector Charges (Energy Development Account - CDE; System Service Charges - ESS and Incentive Program for Alternative Energy Sources – Proinfa, Research and Development and Energy Efficiency, and others).

ANEEL authorized Copel Distribuição, through Homologatory Resolution 1,541, of June 20, 2013, to adjust its supply tariffs as from June 24, 2013, by an average rate of 13.08%, with 11.40% that refers to the tariff adjustment index and 1.68% for the pertinent financial components, of which, CVA, represents a total of R$ 21,967, consisting of 2 parts: CVA being processed, for the tariff year 2012-2013, for the amount of R$ 15,780, and the balance to compensate for CVA from prior years for the amount of R$ 6,187. After the withdrawal of regulatory assets (CVA) granted in the previous year and deferring partial adjustment, the effect of this adjustment was an average decrease of 9.55% in customer tariffs, as Homologatory Resolution 1,565, of July 09, 2013.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

If the regulatory assets and liabilities had been recognized, the Company would have reported the following balances in its financial statements:

Composition of balances for CVA

	Current Assets		Noncurrent Assets
	12.31.2013	12.31.2012	12.31.2013	12.31.2012
CVA recoverable tariff adjustment 2012
Charges for use of transmission system (basic grid)	-	14,181	-	-
CDE	-	5,856	-	-
Proinfa	-	5,565	-	-
Transport of energy purchased (Itaipu)	-	1,356	-	-
Other financial components	-	17,312	-	-
	-	44,270	-	-
CVA recoverable tariff adjustment 2013
CCC	3,779	1,626	-	1,626
Charges for use of transmission system (basic grid)	917	22,047	-	22,047
Electricity purchased for resale (Itaipu)	5	-	-	-
ESS	-	35,860	-	35,860
CDE	-	3,261	-	3,261
Proinfa	5,534	1,037	-	1,037
Electricity purchased for resale (CVA Energ)	4,614	-	-	-
Transport of energy purchased (Itaipu)	-	1,297	-	1,297
Other financial components	45,146	35,249	-	35,250
	59,995	100,377	-	100,378
CVA recoverable tariff adjustment 2014
Charges for use of transmission system (basic grid)	18,587	-	18,587	-
Proinfa	154	-	154	-
Electricity purchased for resale (CVA Energ)	71,335	-	71,335	-
Other financial components	137,728	-	137,728	-
	227,804	-	227,804	-
	287,799	144,647	227,804	100,378

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Current liabilities		Noncurrent liabilities
	12.31.2013	12.31.2012	12.31.2013	12.31.2012
CVA compensable tariff adjustment 2012
CCC	-	363	-	-
Energy purchased for resale (Itaipu)	-	17,871	-	-
ESS	-	18,982	-	-
Energy purchased for resale (CVA Energ)	-	9,679	-	-
Other financial components	-	24,465	-	-
	-	71,360	-	-

CVA compensable tariff adjustment 2013
Energy purchased for resale (Itaipu)	-	10,062	-	10,062
ESS	684	-	-	-
CDE	2,851	-	-	-
Energy purchased for resale (CVA Energ)	-	41,828	-	41,828
Transport of energy purchased (Itaipu)	661	-	-	-
Other financial components	2,616	22,902	-	22,902
	6,812	74,792	-	74,792
CVA compensable tariff adjustment 2014
Energy purchased for resale (Itaipu)	3,753	-	3,753	-
ESS	39,610	-	39,610	-
CDE	87	-	87	-
Transport of energy purchased (Itaipu)	20	-	20	-
Other financial components	1,804	-	1,804	-
	45,274	-	45,274	-
	52,086	146,152	45,274	74,792

Changes in CVA

.	Balance as of					Balance as of
	January 01, 2013	Differ.	Amortiz.	Correction	Transf.	December 31, 2013
Assets
CCC	3,252	4,130	(3,948)	345	-	3,779
Charges for use of transmission system (basic grid)	58,275	(3,828)	(15,791)	(565)	-	38,091
Energy purchased for resale	-	11	(6)	-	-	5
ESS	71,720	(71,165)	-	(555)	-	-
CDE	12,378	(6,267)	(6,109)	(2)	-	-
Proinfa	7,639	9,083	(11,575)	695	-	5,842
Energy purchased for resale (CVA Energ)	-	147,229	(4,614)	4,669	-	147,284
Transport of energy purchased (Itaipu)	3,950	(2,539)	(1,415)	4	-	-
Other financial components	87,811	289,650	(62,458)	5,599	-	320,602
	245,025	366,304	(105,916)	10,190	-	515,603
Current	144,647	22,489	(105,913)	3,761	222,815	287,799
Noncurrent	100,378	343,815	(3)	6,429	(222,815)	227,804
Liabilities
CCC	363	-	(376)	13	-	-
Energy purchased for resale (Itaipu)	37,995	(12,970)	(18,643)	1,124	-	7,506
ESS	18,982	83,075	(20,484)	(1,669)	-	79,904
CDE	-	6,059	(2,983)	(51)	-	3,025
Energy purchased for resale (CVA Energ)	93,335	(83,475)	(10,105)	245	-	-
Transport of energy purchased (Itaipu)	-	1,336	(692)	57	-	701
Other financial components	70,269	(36,222)	(27,082)	(741)	-	6,224
	220,944	(42,197)	(80,365)	(1,022)	-	97,360
Current	146,152	(101,466)	(80,365)	34	87,731	52,086
Noncurrent	74,792	59,269	-	(1,056)	(87,731)	45,274

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

38  Provisional Measure no. 627/13

Management initially evaluated the effects of the provisions contained in Provisional Measure no. 627 - MP 627, issued on November 11, 2013 and Normative Instruction no. 1,397 issued September 16, 2013, as amended by Normative Instruction no. 1,422 issued December 19, 2013 - IN 1,397.

Although MP 627 is effective from January 01, 2015, it is possible to (irrevocably) apply it from January 01, 2014. Management does not intend to opt for early adoption, although it is waiting for MP 627 to be enacted as a law and the regulation of several matters by the federal tax authorities, for a deeper and more conclusive analysis, as the provisional measure has a material number of proposed amendments, meaning a number of its provisions could be amended and/or clarified.

Management's preliminary analyses did not identify any material impacts resulting from the distribution of profits in the last five years, the deduction limit for interest on shareholders' equity and the amount exceeding the tax exemption limit for the equity income in the financial statements of the financial year ended December 31, 2013.

Management's conclusions use the best interpretation of the current text of MP 627, which could undergo changes when enacted as a law meaning Management's interpretation should be revised based on the new wording.

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

39  Condensed unconsolidated financial information of Companhia Paranaense de Energia – COPEL

Since the condensed unconsolidated financial information required by Rule 12-04 of Regulation S-X is not required under IFRS issued by the International Accounting Standards Board - IASB, such information was not included in the original financial statements filed with the Brazilian Securities and Exchange Commissions – CVM in March, 17, 2014. In order to attend the specific requirements of the Securities and Exchange Commission (the “SEC”), Management has incorporated the condensed unconsolidated information in these financial statements as part of the Form 20-F. The condensed unconsolidated financial information of Companhia Paranaense de Energia - Copel, as of December 31, 2013 and 2012 and for each of the two years in the period ending on December 31, 2013, presented herein were prepared considering the same accounting policies as described in Note 2 and 3 to Company’s consolidated financial statements, except for the fact that the investment caption presented in Company’s unconsolidated condensed balance sheet were measured under the equity method, instead of being measured at fair value or at cost, as required by International Financial Reporting Standards - IFRSs issued by the IASB.

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Notes to the Consolidated Financial Statements
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(a) Condensed statements of financial position

ASSETS		Restated
	12.31.2013	12.31.2012
Current assets
Cash and cash equivalents	10,410	29,464
Bonds and securities	186	176
Dividends receivables	381,371	1,038,664
CRC transferred to the State Government of Paraná	85,448
Other current receivables	3,869	3
Income tax and social contribution	42,494	150,483
Other current recoverable taxes	-	11
	523,778	1,218,801
Noncurrent assets
CRC transferred to the State Government of Paraná	1,295,106	-
Judicial deposits	272,115	271,858
Income Tax and Social Contribution	169,717	-
Deferred tax assets	91,205	117,194
Receivables from related parties	64,815	1,151,888
	1,892,958	1,540,940

Investments	12,055,619	10,869,359
Property, Plant and Equipment, net	29	-
	12,055,648	10,869,359

Total assets	14,472,384	13,629,100

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES		Restated
	12.31.2013	12.31.2012
Current liabilities
Payroll, social charges and accruals	4,946	645
Payable to subsidiary	468,317	-
Suppliers	3,211	1,616
Income tax and social contribution	-	3,251
Other taxes payable	25,481	22,072
Loans and financing	562,801	28,106
Dividends payable	3,047	201,186
Other accounts payable	16,434	824
	1,084,237	257,700
Noncurrent liabilities
Other taxes due	40	-
Loans and financing	456,752	971,721
Post employment benefits	2,169	-
Provision for contingencies	277,847	302,295
	736,808	1,274,016

Equity	12,651,339	12,097,384
Share capital	6,910,000	6,910,000
Equity valuation adjustments	983,159	1,214,394
Legal reserves	624,849	571,221
Retained earnings	3,897,833	3,337,295
Additional proposed dividends	235,498	64,474

Total liabilities and equity	14,472,384	13,629,100

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(b) Condensed statement of income

CONTINUING OPERATIONS
	12.31.2013	12.31.2012	12.31.2011

Other operating revenues (expenses)
General and administrative expenses	(47,772)	(23,235)	(23,675)
Other revenues (expenses), net	28,333	(13,927)	2,100
Result of equity in investees	1,116,830	732,313	1,249,114
	1,097,391	695,151	1,227,539

Operating income before financial results	1,097,391	695,151	1,227,539

Financial income (expenses)
Financial revenues	114,524	110,317	121,459
Financial expenses	(112,524)	(109,266)	(177,193)
	2,000	1,051	(55,734)

Operating income	1,099,391	696,202	1,171,805

Income tax and social contribution
Income tax and social contribution	-	(4,467)	(4,955)
Deferred income tax and social contribution	(26,831)	8,953	(9,160)
	(26,831)	4,486	(14,115)

Net income for the period	1,072,560	700,688	1,157,690

Basic and diluted net earning per share attributed do parent company shareholders - in reais
Class A preferred shares	4.4900	4.1742	4.4435
Class B preferred shares	4.1174	2.6879	4.0392
Common shares	3.7428	2.4435	5.3315

(c) Condensed statements of cash flows

		Restated	Restated
	12.31.2013	12.31.2012	12.31.2011

Net cash generated (used) by operating activities	954,960	116,845	298,735

Cash flow from investing activities
Bonds and securities	(10)	(11)	10
Loans to related parties	-	(808,972)	-
Reimbursement of loans to related parties	213,847	920,836	29,906
Redemption of investment in Ceolpar	-	910	-
Additions to investments	(600,170)	(9,273)	(664)
Additions to property, plant and equipment	(29)	-	-

Net cash generated by investing activities	(386,362)	103,490	29,252

Cash flow from financing activities
Loans and financing with third parties	-	-	600,000
Payment of the principal amount of debentures	-	-	(600,000)
Dividends and interest on capital paid	(587,652)	(218,628)	(390,052)

Net cash used in financing activities	(587,652)	(218,628)	(390,052)

Decrease in cash and cash equivalents	(19,054)	1,707	(62,065)

Cash and cash equivalents at the beginning of the period	29,464	27,757	89,822
Cash and cash equivalents at the end of the period	10,410	29,464	27,757

Variation in cash and cash equivalents	(19,054)	1,707	(62,065)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

During the years ended December 31, 2013 and 2012, we received R$1,067,400 and R$378,115, respectively, from dividends and interest on own capital paid by our investees. Additional disclosures relating to Companhia Paranaense de Energia - Copel unconsolidated condensed financial information presented above are as follows:

• Recoverable Taxes: As of December 31, 2013 and 2012, Companhia Paranaense de Energia – Copel recorded part of the tax credits referring to tax loss carryforwards, based on expectations of future taxable income for income tax and social contribution up to a period of 10 years.

• Related Parties: The Company has the following balances outstanding with related parties:

	12.31.2013	12.31.2012
Noncurrent assets
Copel Distribuição	64,815	919,234
Elejor	-	232,654

Total	64,815	1,151,888

• Investments:  As of December 31, 2013 and 2012, investments in subsidiaries are comprised as follows:

		Restated
	12.31.2013	12.31.2012
Copel Geração e Transmissão	6,796,817	6,167,382
Copel Distribuição	3,366,685	3,535,388
Dominó Holdings	456,703	358,114
Copel Telecomunicações	352,939	328,145
Other investments	747,025	327,487
	11,720,169	10,716,516

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

• Dividends receivable: The dividends receivable are comprised as follows:

	12.31.2013	12.31.2012
Investees and subsidiaries
Copel Geração e Transmissão	321,902	635,489
Copel Distribuição	-	371,863
Copel Telecomunicações	21,585	7,982
Compagas	2,239	2,514
Dominó Holdings	6,311	17,986
Elejor	28,718	2,752
Ventos de Santo Uriel	5	-

Associated
Dona Francisca Energética	85	78

Other investments
Other investments	526	-
	381,371	1,038,664

• Provision for contingencies: Companhia Paranaense de Energia - Copel recorded reserves for risks mainly related to Cofins and PIS/PASEP. The provisions for risks are shown below:

	12.31.2013	12.31.2012
Regulatory	12,310	11,667
Civil	390	17,694
Tax Claim	265,147	272,934
	277,847	302,295

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

In addition, Copel G&T has certain financing agreements with the Brazilian National Development Bank (“BNDES”) under which BNDES approval is required for Copel G&T to pay cash dividends exceeding 30% of its net profit. Since BNDES has always approved Copel G&T’s requests to pay cash dividends in excess of 30% of its net profit and this restriction has not affected Copel G&T’s ability to pay cash dividends or parent company’s ability to meet its cash obligations, management deemed it to be a perfunctory clause.

As of December 31, 2013, total restricted subsidiaries net assets amount to R$ 11,003,627 composed as follows:

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.31.2013
Copel Geração e Transmissão S.A.	6,796,817
Copel Distribuição S.A.	3,366,685
UEG Araucária Ltda.	701,754
Centrais Elétricas Rio Jordão - Elejor	72,019
Wind Power Plants	66,352
Total	11,003,627

***