Form 20-F/A
period 2013-12-31
ENERGY CO OF PARANA
filed 2014-09-29
CIK 1041792

As filed with the Securities and Exchange Commission on September 29, 2014

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

Yes ☐           No ☒

EXPLANATORY NOTE

                This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of Companhia Paranaense de Energia – Copel (the “Company”) for the fiscal year ended December 31, 2013 filed on April 29, 2014 (the “Original Form 20-F”) is being filed to correct certain errors in the Consolidated Statement of Comprehensive Income, contained on page F-4 in Item 18 of the Original Form 20-F.

Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F.  As a result, this Amendment No. 1 does not reflect any events that may have occurred after the Annual Report was filed on April 29, 2014.

2

Item 18. Financial Statements

Reference is made to pages F-1 through F-137.

3

Signatures

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

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

Date: September 29, 2014.

4

Exhibit 12.1

CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a) AS ADOPTED

UNDER SECTION 302 OF THE SARBANES-OXLEY ACT

I, Lindolfo Zimmer, certify that:

1.             I have reviewed this annual report on Form 20-F/A of Companhia Paranaense de Energia – COPEL (the “Company”);

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

4.             The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

Date: September 29, 2014

/s/ Lindolfo Zimmer Name: Lindolfo Zimmer Title: Chief Executive Officer

Exhibit 12.2

CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a) AS ADOPTED

UNDER SECTION 302 OF THE SARBANES-OXLEY ACT

I, Antonio Sergio de Souza Guetter, certify that:

1.             I have reviewed this annual report on Form 20-F/A of Companhia Paranaense de Energia – COPEL (the “Company”);

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

4.             The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

Date: September 29, 2014

/s/ Antonio Sergio de Souza Guetter Name: Antonio Sergio de Souza Guetter Title: Chief Financial Officer

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

The Annual Report on Form 20-F/A for the year ended December 31, 2013 (the “Form 20-F/A”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 29, 2014

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

The Annual Report on Form 20-F/A for the year ended December 31, 2013 (the “Form 20-F/A”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 29, 2014

/s/ Antonio Sergio de Souza Guetter Name: Antonio Sergio de Souza Guetter Title: Chief Financial Officer

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
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statement of Comprehensive Income

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note			Consolidated
			Restated	Restated
		12.31.2013	12.31.2012	12.31.2011

NET INCOME FOR THE YEAR		1,101,435	726,520	1,176,854
Other comprehensive income
Items that will never be reclassified to profit or loss
Losses on actuarial liabilities	29.1.2
Post employment benefits		(216,967)	(207,947)	13,585
Post employment benefits - equity		18,881	-	-
Taxes on other comprehensive income	29.1.2	73,769	63,374	(4,620)
Items that are or may be reclassified to profit or loss
Adjustments related to Financial Assets classified as available for sale:	29.1.2
Financial investments		(6,929)	2,261	2,962
Accounts receivable related to the concession		-	(13,116)	(7,282)
Investments		(306)	406	5,647
Other gains - subsidiary credits		-	3,164	-
Taxes on other comprehensive income	29.1.2	2,460	2,476	(451)
Total other comprehensive income for the year, net of taxes		(129,092)	(149,382)	9,841

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		972,343	577,138	1,186,695

Attributed to controlling shareholders		943,468	550,680	1,167,531
Attributed to non-controlling interests		28,875	26,458	19,164

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