Form 20-F
period 2014-12-31
ENERGY CO OF PARANA
filed 2015-04-28
CIK 1041792

As filed with the Securities and Exchange Commission on April 28, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission file number: 001-14668

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Exact Name of Registrant as Specified in its Charter)

Energy Company of Paraná (Translation of Registrant’s Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

Rua Coronel Dulcídio, 800

80420-170 Curitiba, Paraná, Brazil

(Address of Principal Executive Offices)

Luiz Fernando Leone Vianna

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2014:

145,031,080 Common Shares, without par value

380,291 Class A Preferred Shares, without par value

128,244,004 Class B Preferred Shares, without par value

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

Our consolidated financial statements as December 31, 2014, 2013 and 2012, of and for each of the three years ended December 31, 2014, have been audited, as stated in the report appearing herein, and are included in this annual report. We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

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

We have included information with respect to the dividends and interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2010 under “Item 8. Financial Information—Dividend Payments—Payment of Dividends”.

	As of and for the year ended December 31,
	2014	2013	2012	2011	2010(1)
	(R$ million)
Statement of income data:
Operating revenues	13,919	9,180	8,493	7,776	6,901
Cost of sales and services provided	(11,165)	(7,038)	(6,540)	(5,457)	(4,976)
Gross profit	2,754	2,142	1,953	2,319	1,925
Operational expenses/income	(1,044)	(916)	(953)	(961)	(893)
Profit before financial results and taxes	1,710	1,226	1,000	1,358	1,032
Financial results	148	280	(27)	226	348
Profit before income tax and social contribution	1,858	1,506	973	1,584	1,380
Income tax and social contribution on profit	(522)	(405)	(246)	(407)	(370)
Net income for the year	1,336	1,101	727	1,177	1,010
Statement of financial position data:
Current assets	5,218	4,680	4,682	3,700	4,158
Recoverable rate deficit (CRC)(2)	1,344	1,381	1,384	1,346	1,341
Non-current assets	8,261	7,224	6,297	5,656	4,805
Property, plant and equipment, net	8,304	7,984	7,872	7,209	6,664
Total assets	25,618	23,111	21,209	18,837	17,859
Loans and financing and debentures (current)	1,299	1,015	274	116	704
Current liabilities	4,055	3,348	2,833	2,058	2,537
Loans and financing and debentures (non-current)	4,755	3,517	2,988	2,058	1,281
Non-current liabilities	7,880	6,835	6,014	4,701	4,027
Equity	13,683	12,929	12,362	12,078	11,296
Attributable to controlling shareholders	13,331	12,651	12,097	11,835	11,030
Attributable to non-controlling interest	352	277	265	243	266
Share capital	6,910	6,910	6,910	6,910	6,910

(1) Not comparable with the current GAAP. Data for 2010 has not been restated in application of IAS 19 – Employee Benefits (as revised in 2011) and IFRS 11 – Joint Arrangements. In particular, data for 2010 reflects the results of the joint-venture Dominó Holdings S.A through proportional consolidation in 2010, as opposed to the equity method of accounting applicable in 2014, 2013, 2012 and 2011.

(2) Amounts due from the State of Paraná that were included in current assets totaled R$94.6 million in 2014, R$85.5 million in 2013, R$75.9 million in 2012, R$65.9 million in 2011 and R$58.8 million in 2010. Amounts due from the State of Paraná that were included in long-term assets totaled R$1,249.5 million in 2014, R$1,295.1 million in 2013, R$1,308.4 million in 2012, R$1,280.6 million in 2011 and R$1,282.4 million in 2010. See Note 8 to our consolidated financial statements. This item includes both current and non-current CRC Account receivables.

	2014	2013	2012	2011	2010
	(R$)
Basic and diluted earnings per share:
Common Shares	4.21	3.74	2.44	4.04	3.45
Class A Preferred Shares	4.63	4.49	4.17	5.33	5.20
Class B Preferred Shares	4.63	4.12	2.69	4.44	3.79
Number of shares outstanding at year end (in thousands):
Common Shares	145,031	145,031	145,031	145,031	145,031
Class A Preferred Shares	380	381	381	384	390
Class B Preferred Shares	128,244	128,243	128,243	128,240	128,234
Total	273,655	273,655	273,655	273,655	273,655
Dividends per share at year end:
Common Shares	2.17	1.96	0.94	1.47	0.98
Class A Preferred Shares	2.53	2.53	2.53	2.53	2.53
Class B Preferred Shares	2.39	2.15	1.03	1.62	1.08

Exchange Rates

The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Exchange rate of Brazilian currency per US$1.00
Year	Low	High	Average(1)	Year-end
2010	1.6554	1.8811	1.7589	1.6662
2011	1.5345	1.9016	1.6709	1.8758
2012	1.7024	2.1121	1.9588	2.0435
2013	1.9528	2.4457	2.1741	2.3426
2014	2.1974	2.7403	2.3599	2.6562

Source: Central Bank.

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

Month	Low	High
December 2014	2.5607	2.7403
January 2015	2.5754	2.7107
February 2015	2.6894	2.8811
March 2015	2.8655	3.2683
April 2015 (until April 14, 2014)	3.0466	3.1556

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

Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rates of inflation, measured in accordance with the variation of the Índice Geral de Preços - Disponibilidade Interna (“IGP-DI”) index, were 2.4% for the three months ended March 31, 2015, 3.7% in 2014, 5.5% in 2013 and 8.1% in 2012. The Brazilian government has in the past taken measures to combat inflation, and public speculation about possible future government actions has had significant negative effects on the Brazilian economy. Although our concession contracts provide for annual readjustments based on inflation indexes, if Brazil experiences substantial inflation in the future, and the Brazilian government adopts inflation control policies similar to those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and could lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Allegations of political corruption against the Brazilian federal government and the Brazilian legislative branch could create economic and political instability.

In the past, members of the federal government and of the Brazilian legislative branch have faced allegations of political corruption. As a result, a number of politicians, including senior federal officials and congressman, resigned and/or have been arrested. Currently, several members of the Brazilian executive and legislative branches of government are being investigated as a result of allegations of unethical and illegal conduct identified by the Car Wash Operation (Operação Lava-Jato) being conducted by the Office of the Brazilian Federal Prosecutor. The potential outcome of these investigations is unknown, but they have already had an adverse impact on the image and reputation of the investigated companies, in addition to adversely impacting general market perception of the Brazilian economy, and the conclusion of these proceedings or further allegations of illicit conduct could have additional adverse effects in the Brazilian economy. We cannot predict whether such allegations will lead to further instability or whether new allegations against key Brazilian government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations and their effect on the Brazilian economy.

Changes in Brazilian tax policies may have an adverse effect on us.

The Brazilian government has in the past changed its tax policies in ways that affect the electricity sector, and it may do so again in the future. These changes include increases in the tax rates affecting energy companies and, occasionally, the collection of temporary taxes related to specific governmental purposes. If we are unable to adjust our tariffs accordingly, we may be adversely affected.

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

Risks Relating to Our Company and our Operations

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

The operations of the Company have had and will continue to have an important impact on the commercial and industrial development of the State of Paraná. In the past, the State of Paraná has used, and may in the future use, its status as our controlling shareholder to decide whether we should engage in certain activities and make certain investments aimed, principally, to promote its public polices or social objectives and not necessarily to meet the objective of improving our business and/or operational results.

We are largely dependent upon the economy of the State of Paraná.

Our distribution market for the majority of our sales of electricity is located in the State of Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná. We cannot assure you that economic conditions in Paraná will be favorable to us in the future. The GDP (gross domestic product) of the State of Paraná increased 0.8% in 2014, while Brazil’s GDP increased 0.1% during the same period.

Deteriorating economic conditions in the State of Paraná and increasing energy prices may affect both the ability of our distribution costumers to pay amounts they owe us, as well as the amounts of our commercial losses. An increase in our commercial losses or uncollected receivables could materially adversely affect our business, financial condition and results of operations.

The general economic performance of Brazil and of the State of Paraná have declined recently. In addition, the price of electricity paid by our distribution customers has been increasing. An increase in electricity prices, as well as poor economic performance in the State of Paraná generally, would in each case affect the ability of some of our distributions customers to pay amounts owed to us. As of December 31, 2014, our past due receivables with final customers were approximately R$393.3 million in the aggregate, or 9.0% of our revenues from electricity sales to final customers for the year ended December 31, 2014, and our allowance for doubtful accounts related to these receivables was R$158.2 million. See Note 7 to our audited consolidated financial statements.

In addition, increased prices and a deteriorating economy could result in a greater number of our distribution customers connecting illegally to our distribution grid, which would decrease our revenue from electricity sales to final customers. Furthermore, energy we lose to these illegal connections is considered a commercial loss, and we may incur regulatory penalties if our commercial losses exceed certain established regulatory thresholds.

We are involved in several lawsuits that could have a material adverse effect on our business if their outcome is unfavorable to us.

We are the defendant in several legal proceedings, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially affect our results of operations. At December 31, 2014 our provisions for probable and reasonably estimated losses were R$1,546.6 million. For additional information, see “Item 8. Financial Information—Legal Proceedings”.

The construction and expansion of our transmission and power generation projects involve significant risks that may have an adverse effect on us.

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

If we are unable to complete a project, whether at the initial development phase or after construction has commenced, or if the completion of a project is delayed, this may decrease our expected financial return from the project, which may lead to impairment. If we experience these or other problems relating to the expansion of our electricity transmission and power generation capacity, we may be exposed to increased costs, or we may fail to achieve the revenues we planned in connection with such expansion projects, which may have an adverse effect on our financial condition and results of operations.

We are subject to limitations regarding the amount and use of public sector financing, which could prevent us from obtaining financing and implanting our investment plan.

Our current budget anticipates capital expenditures for expansion, modernization, research, infrastructure and environmental projects of approximately R$2,476.9 million in 2015. As a state- controlled company, we are subject to certain National Monetary Council (Conselho Monetário Nacional - “CMN”) and Brazilian Central Bank (Banco Central do Brasil) limitations regarding the level of credit financial institutions may offer to public sector entities. As a result, we may have difficulty in obtaining financing from Brazilian and international financial institutions, which could create difficulties in the implementation of our investment plan. As a result of these regulations, our capacity to incur debt is limited, which could negatively affect the implementation of our investment plan.

Security breaches and other disruptions could compromise our data centers and operations and expose us to liability, which would cause our business and reputation to suffer.

In our ordinary course of business, we collect and store personal data of our customers in our data centers. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or loss of information could affect our operations and could result in legal claims or proceedings under Brazilian laws that protect the privacy of personal information (among others) and damage our reputation.

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

For distribution concessions, we are unsure of the conditions that the Ministry of Mines and Energy, or Ministério de Minas e Energia (“MME”), and the Brazilian Electricity Regulatory Agency, or the Agência Nacional de Energia Elétrica (“ANEEL”), will require in order to renew these concession contracts, and we cannot assure you that we will be able to renew our main distribution contract, which expires on July 7, 2015, on terms that are favorable to us. The request for extension of our main distribution concession was presented to ANEEL on May 31, 2012 and we confirmed our request for renewal as required under the 2013 Concession Renewal Law. In January 2014, we received a response letter from ANEEL stating that it had analyzed our request, but that it had not made a final determination. If we do not renew our main distribution concession or if it is renewed under less favorable conditions, our financial condition and results of operations could be materially adversely affected.

For more information, see “Item 4. Information on the Company—Concessions”.

Our operating results depend on prevailing hydrological conditions, which have been deteriorating recently. The impact of water shortages and resulting measures taken by the government to conserve energy may have a material adverse effect on our business, financial condition and results of operations.

We are dependent on the prevailing hydrological conditions throughout Brazil and in the geographic region in which we operate. According to data from ANEEL, approximately 66% of Brazil’s installed capacity currently comes from hydroelectric generation facilities. Our region, and Brazil in general, is subject to unpredictable hydrological conditions because of non-cyclical deviations in average rainfall. In the years prior to 2001, we have experienced a period of low rainfall, which led the Brazilian government to institute a mandatory rationing program to reduce electricity consumption, which was in effect from June 1, 2001 to February 28, 2002.

Brazil has recently been experiencing a period of similarly low rainfall. Like in 2001, the current hydrological conditions could lead the Brazilian government to institute a rationing program, which would require that our distribution business distribute less energy to final customers. Our distribution business would be adversely affected by a mandatory rationing program because its revenues are partially based on the volume of electricity it provides through our distribution grid to final customers. However, a mandatory rationing program involves a predictable decrease in energy, which would allow our distribution business to better estimate the amount of electricity it must purchase in order to sell to final customers. In addition, in the context of a formal rationing program, our distribution business would be fully compensated for the amount of energy that it purchased prior to the rationing period in excess of the amount of energy it is allowed to distribute under the rationing program, through automatic adjustment in its energy supply contracts.

In contrast, until now the Brazilian government has reacted to the current poor hydrological conditions not by implementing a formal rationing program, but rather by seeking to reduce the consumption of electricity by final customers by other means, for example through general conservation campaigns to raise public awareness. The effect of these campaigns is less predictable, making it difficult for our distribution business to accurately estimate the volume of energy it needs to purchase for sale to final customers. Furthermore, in the absence of a formal rationing program, our distribution business is not compensated for the amount of energy it had previously contracted that now exceeds the newly-depressed final customer demand. Even after a conservation or rationing program ends, it may take several years for demand by final customers to fully recover, if at all. Deteriorating hydrological conditions may therefore have a material adverse effect on our distribution business.

                In 2014, the Brazilian Federal Government provided and facilitated various forms of assistance to distribution concessionaires experiencing cash flow difficulties arising from poor hydrological conditions, which had increased their energy acquisitions costs thereby resulting in mismatches of cash flow in the short-term. These forms of assistance included funding from the CDE Account, credit facilities contracted by the CCEE through the ACR Account and the new “Bandeira Tarifária” system. There can be no assurance that the Federal Government will continue this assistance, that will continue it on favorable terms or that it will be sufficient to cover our losses. See “Item 4. Information on the Company—Energy Sector Regulatory Charges—CDE” and Item 4. Information on the Company—Energy Sector Regulatory Charges— Regulated Market Account – ACR Account”.

With respect to our generation business, in order to compensate for poor hydrological conditions and to maintain adequate water levels in reservoirs, the ONS may order the reduction of generation from hydroelectric power plants, which would be partially compensated by increased generation by thermoelectric plants. This mechanism for replacing hydroelectric production with thermoelectric production may not provide all of the energy we need to fulfill our obligations under existing energy supply contracts. To compensate for this deficit, our generation business can be required to purchase energy in the spot market, typically at higher prices, and we would not be able to pass on these increased costs. This mechanism impacts all generation companies in Brazil regardless of whether the geographical region in which a specific generator is located is experiencing low rainfall, and could have a material adverse effect on our generation business.

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

As of December 31, 2014, we had 29 Free Customers, representing approximately 3.7% of our consolidated operating revenues and approximately 14.2% of the total volume of electricity we sold to final customers. From January 1, 2015 until March 31, 2015, we had 2 (two) agreements with Free Customers that expired and were not renewed. Our contracts with Free Customers are typically for periods ranging between two years and five years.

Approximately 6.1% of the megawatts sold under contracts to such customers are set to expire in 2015. In addition, as of December 31, 2014, we had 53 customers that were eligible to purchase energy as Free Customers. These customers represented approximately 4.6% of the total volume of electricity we sold in 2014, and approximately 7.6% of our operating revenues from energy sales for that year. There can be no assurance that Free Customers will enter into contracts or extend their current contracts to purchase energy from us.

Additionally, it is possible that our large industrial clients could be authorized by ANEEL to generate electric energy for their own consumption or sale to other parties, in which case they may obtain an authorization or concession for the generation of electric power in a given area, which could adversely affect our results of operations.

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

Under the New Industry Model Law, electric energy distributors, including us, must contract to purchase, through public bids conducted by ANEEL, 100% of the forecasted electric energy demand for their respective distribution concession areas, up to five years prior to the actual delivery of electric energy. We cannot guarantee that our forecasts for energy demand in our distribution concession area will be accurate, particularly given the recent conservation campaigns by the Brazilian government in response to deteriorating hydrological conditions. If our forecasts fall short of actual electricity demand, or if we are unable to purchase energy through the regulated market due to lack of energy supply in the market, or if a generation company fails to deliver energy that was previously contracted, we may be forced to make up for the shortfall by entering into short-term agreements to purchase electricity in the spot market where we may pay significantly more for energy without being able to pass on these increased costs to our Final Customers. In addition, if we underestimate our distribution energy needs, we may be subject to penalties imposed by the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or “CCEE”). In addition, if our forecasts surpass actual demand by more than the allowed margin (105% of actual demand), including where demand is depressed due to government campaigns in response to poor hydrological conditions, we will not be able to pass on to our Final Customers the cost of the excess energy that we acquire.

Our equipment, facilities and operations are subject to numerous environmental and health regulations, which may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

Our distribution, transmission and generation activities are subject to comprehensive federal, state and local legislation, as well as supervision by Brazilian governmental agencies that are responsible for the implementation of environmental and health laws and policies. These agencies could take enforcement action against us for our failure to comply with their regulations and with requirements established for the maintenance of our environmental licenses. These actions could result in, among other things, the imposition of fines and revocation of licenses, which could have a material adverse effect on our financial condition and results of operations. It is also possible that enhanced environmental and health regulations will force us to allocate capital towards compliance, and consequently, divert funds away from planned investments. Such a diversion could have a material adverse effect on our financial condition and results of operations.

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

In 2015, we plan to invest approximately R$1,300.1 million in our generation and transmission activities (including Baixo Iguaçu HPP, Colíder HPP and SPCs of transmission lines), R$162.6 million in Wind Farms, R$784.7 million in our distribution activities and R$107.7 million in our telecommunications activities. Our ability to complete this investment program depends on multiple factors, including our ability to charge sufficient fees for our services and a variety of regulatory and operational contingencies. There is no assurance that we will have the financial resources to complete our proposed investment program, and our inability to do so may adversely affect the operation and development of our business leading to the imposition of fines levied by ANEEL as well as reduction in tariff levels.

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

Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil. Under Brazilian Corporate Law, you and the holders of the Class B Shares may have fewer and less well-defined rights to protect your interests in connection with actions taken by our Board of Directors or the holders of Common Shares than under the laws of the United States and certain other jurisdictions outside Brazil.

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

Holders of our ADSs may be unable to enforce judgments against our directors or officers

All of our directors and officers named in this annual report reside in Brazil. Substantially all of our assets, as well as the assets of these persons, are located in Brazil. As a result, it may not be possible for holders of our ADSs to effect service of process upon us or our directors and officers within the United States or other jurisdictions outside Brazil, attach their assets, or to enforce against us or our directors and officers judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, holders of ADSs may face greater difficulties in protecting their interest in actions against us or our directors and officers than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States.

If you exchange your ADSs for Class B Shares, you risk increased taxes and the inability to remit foreign currency abroad.

Brazilian law requires that parties obtain a registration before the Central Bank in order to be allowed to remit foreign currencies, including U.S. dollars, abroad. For the ADSs, the Brazilian custodian for the Class B Shares has obtained the necessary certificate from the Central Bank for the payment of dividends or other cash distributions relating to the preferred shares or upon the disposition of the preferred shares. If you exchange your ADSs for the underlying Class B Shares, however, you must obtain your own certificate of registration or register in accordance with Central Bank and CVM rules in order to obtain and remit U.S. dollars abroad upon the disposition of the Class B Shares or distributions relating to the preferred shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the preferred shares. Pursuant to Central Bank rules, obtaining this registration requires exchange transactions, which are subject to taxes in Brazil. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes”.

If you attempt to obtain your own registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the preferred shares or the return of your capital in a timely manner. The custodian’s registration before the Central Bank and any certificate of foreign capital registration you obtain may be affected by future legislative changes. Additional restrictions may be imposed in the future on the disposition of the underlying Class B Shares or the repatriation of the proceeds from disposition.

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

At December 31, 2014, we generated electricity from 18 (eighteen) hydroelectric plants, 1 (one) wind plant and 1 (one) thermoelectric plant, for a total installed capacity of 4,754.4 MW, approximately 99.6% of which is derived from renewable sources. Including the installed capacity of generation companies in which we have an equity interest, our total installed capacity is 5,360.4 MW. Our electric power business is subject to comprehensive regulation by ANEEL.

We hold concessions to distribute electricity in 394 of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. At December 31, 2014, we owned and operated 2,174 km of transmission lines and 189,925.4 km of distribution lines, constituting one of the largest distribution networks in Brazil. Of the electricity volume we supplied to our Final Customers during 2014:

•        38.4% was to industrial customers;

•        25.8% to residential customers;

•        19.4% to commercial customers; and

•        16.4% to rural and other customers.

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

Historical Background

We were formed in 1954 by the State of Paraná to engage in the generation, transmission and distribution of electricity, as part of a plan to bring the electric energy sector under state control. We acquired the principal private power companies located in the State of Paraná in the early 1970s. During the period from 1970 to 1977, we significantly expanded our transmission and distribution grid and worked to increase the connectivity of our network to networks in other Brazilian states. In 1979, a change in state law permitted us to extend our generating activities to include production from sources other than hydroelectric and thermal power plants.

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

Copel has fourteen wholly-owned subsidiaries, the most significant of which are Copel Geração e Transmissão, Copel Distribuição, Copel Telecomunicações, Copel Participações and Copel Renováveis.

The current organization of the group as of December 31, 2014 is as described below:

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

	Year ended December 31,
	2014	2013	2012	2011	2010
	(GWh)
Copel Geração e Transmissão
Electricity generated	24,605	24,420	18,181	25,789	24,321
Electricity purchased from others(1)	612	2,505	3,981	952	696
Total electricity generated and purchased by Copel Geração e Transmissão	25,217	26,925	22,162	26,741	25,017
Copel Distribuição
Electricity purchased from Itaipu(2)	5,870	5,193	5,256	5,278	5,306
Electricity purchased from Auction – CCEAR – affiliates	411	832	1,316	1,327	1,230
Electricity purchased from Auction – CCEAR – other	16,281	14,715	17,457	16,771	15,405
Electricity purchased from other(3)	6,171	6,149	3,267	3,106	3,090
Total electricity purchased by Copel Distribuição	28,733	26,889	27,296	26,482	25,031
Total electricity generated and purchased by Copel Geração e Transmissão and Copel Distribuição	53,950	53,814	49,458	53,223	50,048

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

	Year ended December 31,
	2014	2013	2012	2011	2010
	(GWh)
Copel Geração e Transmissão
Electricity delivered to Free Customers	4,016	4,082	1,404	919	1,054
Electricity delivered to bilateral agreements	7,392	5,233	1,367	1,051	1,455
Electricity delivered to Auction – CCEAR – affiliates	411	832	1,316	1,327	1,230
Electricity delivered to Auction – CCEAR – other	4,695	6,389	13,780	14,139	13,405
Electricity delivered to the Interconnected System(1)	7,970	9,796	3,856	8,625	7,233
Total electricity delivered by Copel Geração e Transmissão	24,484	26,332	21,723	26,061	24,377
Copel Distribuição
Electricity delivered to captive customers	24,208	22,926	23,248	22,454	21,304
Electricity delivered to distributors in the State of Paraná	699	620	635	600	568
Spot Market – CCEE	362	43	36	341	61
Total electricity delivered by Copel Distribuição	25,269	23,589	23,919	23,395	21,933
Subtotal	49,753	49,921	45,645	49,456	46,310
Losses by Copel Geração e Transmissão and Copel Distribuição	4,197	3,893	3,816	3,767	3,738
Total electricity delivered by Copel Geração e Transmissão and Copel Distribuição, including losses	53,950	53,814	49,458	53,223	50,048

 (1) Includes capacity made available but not fully delivered.

Generation

As of December 31, 2014, we operated and sold energy through 18 (eighteen) hydroelectric plants, 1 (one) wind plant and 1 (one) thermoelectric plant, with a total installed capacity of 4,754.4 MW. On February 14, 2014, upon the expiration of the concession agreement of one of our hydroelectric plants (Rio dos Patos), we ceased to sell the energy produced by this plant but we continue to operate and maintain it until the winner of a new competitive bidding process to be conducted by ANEEL assumes the plant. If we include the installed capacity of the generation companies in which we have an equity interest, our total installed capacity as of December 31, 2014 was 5,360.4 MW. We produce electricity almost exclusively through our hydroelectric plants. Our assured energy totaled 2,067.6 average MW in 2014. Our generation varies year by year as a result of hydrological conditions and other factors. We generated 24,604.8 GWh in 2014, 24,420.4 GWh in 2013, 18,180.9 GWh in 2012, 25,789 GWh in 2011, and 24,321 GWh in 2010.

The generation of electrical energy at our power plants is supervised, coordinated and operated by our Generation and Transmission Operation Center in the city of Curitiba. This operation center is responsible for coordinating the operations related to approximately 99.9% of our total installed capacity, including some of the plants in which we hold only partial ownership interests.

Hydroelectric Generation Facilities

The following table sets forth certain information relating to our main hydroelectric plants in operation at December 31, 2014:

Plant	Installed capacity	Assured energy (1)	Placed in service	Concession expires
	(MW)	(GWh/yr)
Foz do Areia	1,676	5,045.8	1980	2023
Segredo	1,260	5,282.3	1992	2029
Salto Caxias	1,240	5,299.8	1999	2030
Capivari Cachoeira	260	954.8	1970	2015
Mauá	185(2)	876.0	2012	2042

(1) Values used to determine volumes committed for sale.

(2) Corresponds to 51% of the installed capacity of the plant (363 MW) as we operate this plant through a consortium.

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

In addition to our generation facilities, we have ownership interests in several other hydroelectric generation companies. Between 2004 and 2010, we were required by law to retain a majority of the voting shares of any company in which we obtained an ownership interest. Starting in 2010, it became possible for us to hold non-controlling interests in companies.

The following table sets forth information regarding the hydroelectric generation plants in which we had a partial equity interest as of December 31, 2014:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession expires
	(MW)	(GWh/yr)		(%)
Elejor Facility (Santa Clara and Fundão)	246.4	1,229.0	July 2005 June 2006	70.0	2036
Dona Francisca	125.0	683.3	February 2001	23.0	2033
Foz do Chopim	29.1	178.7	October 2001	35.8	2030
Lajeado (Investco S.A)	902.5	4,613.0	December 2001	0.8	2032

Elejor Facility. The Elejor Facility consists of the Santa Clara and Fundão Hydroelectric Plants, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.4 MW, which includes two smaller hydroelectric generation units installed in the same location. Centrais Elétricas do Rio Jordão S.A. (“Elejor”) signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. As of December 31, 2014, we own 70.0% of the common shares of Elejor, and Paineira Participações owns the remaining 30.0%.

Elejor is required to make monthly payments to the federal government for the use of hydroelectric resources, with total annual payments of R$19.0 million. This amount is adjusted on an annual basis by the Brazilian General Market Price Index, Índice Geral de Preços do Mercado (“IGP-M Index”).

We have a power purchase agreement with Elejor that provides that we will purchase all of the energy produced by the Santa Clara and Fundão facilities at a set rate until April 2019, to be adjusted annually in accordance with the IGP-M Index. In 2014, Elejor’s net revenues and net profits were R$241.2 million and R$19.2 million, respectively, while in 2013 its net revenues and net profits were R$217.4 million and R$41.9 million, respectively.

Dona Francisca. We own 23.03% of the common shares of Dona Francisca Energética S.A. (“DFESA”). The other shareholders are Gerdau S.A. with a 51.82% interest, Celesc S.A. with a 23.03% interest and Desenvix S.A. with a 2.12% interest. DFESA Hydroelectric Power Plant is located on the Jacuí River in the State of Rio Grande do Sul. The plant began full operations in 2001. As of December 31, 2014, DFESA had loans and financing in the total amount of R$5.1 million. The debt is secured by a pledge of shares of DFESA. Until March 2015, we had a power purchase agreement with DFESA, valued at R$81.3 million annually, under which Copel Geração e Transmissão purchased 100% of DFESA’s assured energy. In April 2015, we signed a new ten year power purchase agreement with DFESA, valued at R$18.9 million annually, under which Copel Geração e Transmissão purchases 23.03% of DFESA’s assured energy (proportional to Copel’s stake).

In 2014, DFESA’s net revenues and net profits were R$109.9 million and R$43.8 million, respectively, while in 2013 its net revenues and net profits were R$104.4 million and R$39.0 million, respectively.

Foz do Chopim. The Foz do Chopim Hydroelectric Plant is located on the Chopim River in the State of Paraná. We own 35.77% of the common shares of Foz do Chopim Energética Ltda., the entity that owns the Foz do Chopim Hydroelectric Plant. Silea Participações Ltda. owns the remaining 64.23%. The operation and maintenance of Foz do Chopim Hydroelectric Plant is performed by Copel Geração e Transmissão S.A. Energy supply agreements were executed at an average tariff of R$202.56/MWh. Foz do Chopim Energética Ltda. also has the authorization to operate Bela Vista SHP, a hydroelectric power plant which is located in the same river and has similar capacity. The process for obtaining the necessary environmental license is ongoing. In 2014, Foz do Chopim’s net revenues and net profits were R$40.2 million and R$23.7 million, respectively, while in 2013 its net revenues and net profits were R$38.8 million and R$28.8 million, respectively.

Wind Farm Generation Facilities

Since 2013 we have been expanding our energy generation capacity and diversifying our energy matrix through the development of renewable energy sources, like the construction of wind farms in the State of Rio Grande do Norte.

The following table sets forth certain information relating to our wind farm plants in operation:

Plant	Installed capacity	Assured Power	Placed in Service	Concession Expires
	(MW)	(Average MW)
São Bento Energia(1)	94.0	46.3	February 2015	2046
Boa Vista	14.0	6.3	-	-
Olho d'Água	30.0	15.3	-	-
São Bento do Norte	30.0	14.6	-	-
Farol	20.0	10.1	-	-
Palmas	2.5	0.5	February 1999	2029

(1) São Bento started its operations on February 26, 2015.

São Bento Energia. On February 26, 2015, the four wind farms (Boa vista, Olho d’Água, São Bento do Norte and Farol) included in São Bento Wind Farm Complex, located in the State of Rio Grande do Norte began operations. With an installed capacity of 94 MW and assured energy of 46.3 average-MW, the project is the first of a series of five complexes to be built by us in the State of Rio Grande do Norte until 2019. In August 2010, an average of 43.7 MWs of energy generated at a weighted average price of R$134.4/MWh (annually adjusted by IPCA index) was sold to fifteen distribution concessionaires in ANEEL public auctions. The energy to be generated by these wind farms was sold through 20-year term contracts.

Thermoelectric Generation Facilities

The following table sets forth certain information relating to our thermoelectric plants in operation at December 31, 2014:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession expires
	(MW)	(GWh/yr)		(%)
Araucária	484.1	3,199.2(1)	September 2006	80.0	2029
Figueira	20.0	90.2	March 1969	100.0	2019

(1) The assured energy of thermal plants such as Araucária varies depending on the price of natural gas, according to criteria established by the MME.

Araucária. We have an 80.0% interest in UEG Araucária Ltda., which owns the Araucária Thermoelectric Plant. In December 2006, UEG Araucária Ltda. entered into a lease agreement under which it leased the plant to Petróleo Brasileiro S.A. - Petrobras, and Petrobras entered into an operation and maintenance agreement with our subsidiary Copel Geração e Transmissão under which Copel Geração e Transmissão agreed to operate and maintain the plant. Both agreements expired on January 31, 2014. Therefore, as of February 1, 2014, UEG Araucária Ltda. is responsible for selling the energy produced by the Araucária Thermoelectric Plant. This energy is currently not sold in long-term contracts, but rather is distributed in the spot market as directed by the ONS.

Expansion of Generating Capacity

We expect to spend R$929.2 million in 2015 to expand our generation capacity, including participation in new businesses, of which R$345.1 million will be invested in the Colíder Hydroelectric Power Plant, R$158.5 million will be invested in the Baixo Iguaçu Hydroelectric Power Plant and R$221.4 million will be invested in wind power plants. The remaining amount will be spent on equipment maintenance, the modernization of the Foz de Areia Hydroelectric power plant, among other projects.

Hydroelectric Power Plant Projects

We have interests in several hydroelectric generation projects. The following table sets forth information regarding our planned major hydroelectric generation projects and recent acquisitions of hydroelectric generation facilities.

Facility	Installed capacity	Estimated assured energy (1)	Budgeted completion cost	Beginning of operation (expected)	Our ownership	Status
	(MW)	(GWh/year)	(R$ million)		(%)
Colíder HPP	300.0	1,573	1,800	April 2016	100.0	Concession granted
Baixo Iguaçu HPP	350.2	1,514	1,600	December 2017 (2)	30.0	Concession granted

(1) Values used to determine volumes committed for sale.

(2) The expected commercial operation in 2016 has changed because the environmental installation license has been suspended (Generating unit 1 is now scheduled to go into commercial operation on December 31, 2017 and generating units 2 and 3 in January and February 2018, respectively).

Colíder. In July 2010, we won an ANEEL auction for a 35-year concession to construct and operate the Colíder Hydroelectric Power Plant on the Teles Pires River in the State of Mato Grosso. The Colíder facility will have an installed capacity of 300.0 MW and will be located in the municipalities of Nova Canaã do Norte, Colíder, Itaúba and Cláudia. Construction began in 2011. The project is in its final stage of construction. The construction of the dam is on its final stage, with coating being applied and drainage system has been installed. The electromechanical equipment is being installed in the powerhouse. The first generating unit is in an advanced stage. Due to fortuitous events in early 2013, the original construction schedule has been hampered. Copel GeT is requesting ANEEL to recognize an exclusion of liability for the delay in the power plant’s start-up and has been delivering energy in accordance with the terms of Colíder’s CCEAR since January 1, 2015, with energy from its own generation complexes. The commercial generation is scheduled to begin in April 2016. From the facility’s assured energy of 179.6 average MW, 125.0 average MW are committed under a 30-year contract to distributors at a price of R$103.40/MWh, as of July 1, 2010 (adjusted annually in accordance with the IPCA inflation index). The remaining 54.6 average MW power not sold under this contract has yet to be contracted for and is still available for sale to large customers in the free market.

Baixo Iguaçu. In June 2013, we acquired a 30% equity interest in the Baixo Iguaçu HPP through a consortium, with no premium payment. Baixo Iguaçu is the last energy project planned for the main river in the state of Paraná (Iguaçu River) and will be located around 30 km downstream from Governador José Richa HPP - the Salto Caxias Hydroelectric Power Plant, which is 100% owned by Copel. The Baixo Iguaçu facility will have an installed capacity of 350.2 MW and will be located in the municipalities of Capanema, Capitão Leonidas Marques, Planalto, Realeza and Nova Prata do Iguaçu. From the facility’s assured energy of 172.8 average MW, 120.96 average MW are committed under a 30-year contract to distributors at a price of R$98.98/MWh, as of July 1, 2008 (adjusted annually in accordance with the IPCA inflation index), with supply starting in December 2017. The remaining 51.84 average MW power not sold under this contract has yet to be contracted for and is still available for sale to large customers in the free market.

Construction began in 2013. The expected commercial operation in 2016 has changed because the environmental installation license has been suspended since June 2014 due to judicial disputes. The 4th Regional Federal Court determined the suspension of its construction works, as it understood that the construction did not have the approval of the ICMBio, the environmental agency responsible for the Iguaçu National Park (Parque Nacional do Iguaçu) (the natural reserve is located 500 meters from the plant). Generating unit 1 is now scheduled to go into commercial operation on December 31, 2017 and generating units 2 and 3 in January and February 2018, respectively.

Wind Farm Projects

                Currently, we hold 100% of the equity interest of 20 (twenty) wind power plants under construction, totaling 528.1 MW of installed capacity and we also hold 49.0% of the equity interest of the Wind Complex São Miguel do Gostoso, composed of 4 (four) wind power plant with 108.0 MW of installed capacity. All the energy to be produced from these wind farms was sold to distribution concessionaires through 20-year agreements. The following table sets forth information regarding our wind farm projects:

Wind Farm	Installed capacity (1)	Estimated Assured Power	Budgeted completion cost	Beginning of operation (expected)	Our ownership	Status
	(MW)	(Average MW)	(R$ million)		(%)
Copel Brisa Potiguar	196.1	92.9	972.5	2015	100.0	Concession granted
Nova Eurus IV	30.0	13.7	-	-	-	-
Nova Asa Branca I	30.0	13.2	-	-	-	-
Nova Asa Branca II	30.0	12.8	-	-	-	-
Nova Asa Branca III	30.0	12.5	-	-	-	-
Santa Maria	30.0	15.7	-	-	-	-
Santa Helena	30.0	16.0	-	-	-	-
Ventos de Santo Uriel	16.1	9.0	-	-	-	-
Cutia	332.0	126.2	1,310.7	-	100.0	Concession granted
Dreen Cutia	25.2	9.6	-	2017	-	-
Dreen Guajiru	21.6	8.3	-	2017	-	-
Esperança do Nordeste	30.0	9.1	-	2017	-	-
GE Jangada	30.0	10.3	-	2017	-	-
GE Maria Helena	30.0	12.0	-	2017	-	-
Paraíso dos Ventos do Nordeste	30.0	10.6	-	2017	-	-
Potiguar	28.8	11.5	-	2017	-	-
São Bento do Norte I	24.2	9.7	-	2019	-	-
São Bento do Norte II	24.2	10.0	-	2019	-	-
São Bento do Norte III	22.0	9.6	-	2019	-	-
São Miguel I	22.0	8.7	-	2019	-	-
São Miguel II	22.0	8.4	-	2019	-	-
São Miguel III	22.0	8.4	-	2019	-	-
São Miguel do Gostoso	108.0	57.1	513.9	2015	49.0	Concession granted
Carnaúbas	27.0	13.1	-	-	-	-
Reduto	27.0	14.4	-	-	-	-
Santo Cristo	27.0	15.3	-	-	-	-
São João	27.0	14.3	-	-	-	-

(1)The installed capacity for our wind farm projects can be reduced during the implementation of the projects.

Copel Brisa Potiguar. In August 2013, we acquired 100% of the generation assets of Salus Fundos de Investimento em Participações, a company that owned seven wind farm special purposes entities located in the State of Rio Grande do Norte, with total installed capacity of 196.1MW. An average of 92.9 MW (from WPPs Asa Branca I, Asa Branca II, Asa Branca III and Eurus IV), was committed under contract to electric power distributors in the alternative energy auction in August 2010, at a weighted average price of R$135.40/ MWh (adjusted annually by IPCA inflation index). An average of 40.7 MW (from WPPs Santa Helena, Santa Maria and Santo Uriel), was committed under contract in the reserve energy auction in August 2011, at a weighted average price of R$101.98/MWh (annually adjusted by the IPCA inflation index). The energy to be generated was sold through 20-year term contracts, with payments beginning in April 2015.

Cutia. On October 31, 2014, in the 6th Reserve Energy Auction (LER), we sold 71.2 average MW from the Cutia Wind Farm Complex (Dreen Cutia, Dreen Guajiru, Esperança do Nordeste, GE Jangada, GE Maria Helena, Paraíso dos Ventos do Nordeste and Potiguar) for R$144.00/MWh (maximum price in the auction). These seven wind farms have a combined capacity of 195.6 MW, assured energy of 71.4 average-MW and will be built in the cities of Pedra Grande and São Bento do Norte, in the State of Rio Grande do Norte.

Additionally, in the 20th New Energy Auction (A-5), held on November 28, 2014, we sold an additional 54.8 average-MW of wind power energy (for R$136.97/MWh), through Availability Agreements with a 20-year supply term. With a total capacity of 136.4 MW and assured energy of 54.8 average MW, the newest six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) belonging to the Cutia Wind Farm Complex, will be built in São Bento do Norte, in the State of Rio Grande do Norte, in the same region of the other Wind Farm Complexes belonging to Copel.

São Miguel do Gostoso. On June 05, 2014, we negotiated with Voltalia Energia do Brasil Ltda. (Voltalia), the acquisition of a 49% interest in the São Miguel do Gostoso Wind Farm Complex, in the state of Rio Grande do Norte (Brazil). The São Miguel do Gostoso wind farm complex, which is already under implementation, comprises four wind farms, 108 MW installed capacity, whose energy was sold in the Fourth Reserve Energy Auction by average price R$98.92 MWh, through 20-year term contracts, with supply beginning in April 2015.

Proposed Projects

We are involved in various initiatives to study the technical, economic and environmental feasibility of certain hydroelectric, wind power plant and thermoelectric generation projects. These proposed generation projects would have a total of 876.2 MW of installed capacity. The following table sets forth information regarding our proposed generation projects.

Proposed Projects	Estimated Installed Capacity	Estimated Assured Energy	Our ownership
	(MW)	(GWh/yr)	(%)
HPP São Jerônimo	331.0	1,560	41.2
SHP BelaVista	29.0	157.4	36
SHP Dois Saltos	25.0	119.1	30
SHP Pinhalzinho	10.9	52.1	30
SHP Burro Branco	10.0	45.1	30
SHP Foz do Turvo	8.8	41.2	30
SHP Foz do Curucaca	29.5	142.2	15
SHP Salto Alemã	29.0	139.7	15
SHP São Luiz	26.0	125.3	15
SHP Alto Chopim	20.3	98.0	15
SHP Rancho Grande	17.7	85.3	15
WPP Complexo Alto Oriente	60.0	247.5	100
WPP Complexo Jandaia	99.0	428.2	100
TPP Norte Pioneiro	180.0	1,190.2	100
TOTAL	876.2	4,458.3	-

In 2015, we plan to bid for concessions to construct and operate new hydroelectric power plants in power auctions in the regulated market for new generation projects. We are studying the feasibility of our participation in the hydroelectric and wind farms projects planned to be listed in the A-5 Auctions of 2015. We will also conduct studies of new hydroelectric power plants.

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

The following table sets forth certain information concerning our transmission and distribution grids at the dates presented.

	At December 31,
	2014	2013	2012	2011	2010
Transmission lines (km):
230 kV and 500 kV	2,197.3	2,160.9	2,010.7	2,016.3	1,900.4
138 kV	7.2	7.2	7.2	7.2	7.2
69 kV(1)	-	5.4	5.4	5.4	5.4
Distribution lines (km):
230 kV	123.5	63.3	68.3	66.1	66.1
138 kV	5,153.5	5,054.7	4,880.1	4,705.3	4,586.3
69 kV	727.2	932.5	968.5	1,003.5	981.5
34.5 kV	82,232.5	81,546.1	81,253.3	80,662.2	79,496.2
13.8 kV	101,688.7	100,279.8	99,195.1	97,981.0	96,863.6
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV)(2)	21,649.7	20,576.5	19,454.8	19,415.3	18,398.6
Generation (step up) substations	6,312.4	5,006.8	5,006.8	5,006.8	5,006.8
Distribution substations (34.5 kV)	1,545.0	1,480.2	1,504.8	1,539.6	1,533.7
Distribution transformers	11,278.2	10,882.2	10,325.3	9,961.6	9,312.4
Total energy losses	7.0%	7.2%	7.7%	7.1%	7.5%

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

Currently, we carry out the operation and maintenance of 2,204 km of transmission lines, 32 (thirty-two) substations in the State of Paraná and 1 substation in the State of São Paulo. In addition, we have partnerships with other companies to operate 1,442 km of transmission lines and 4 substations through special purpose companies (SPCs).

The table below sets forth information regarding our transmission assets in operation:

Subsidiary / SPC	Transmission Lines	TL Extension (km)	Number of Substations	Concession Expiration Date
COPEL GeT	Main Transmission Concession(1)	1,919	32	Dec-42
COPEL GeT	TL Bateias - Jaguariaiva	137	-	Jul-31
COPEL GeT	TL Bateias - Pilarzinho	32	-	Mar-38
COPEL GeT	TL Foz - Cascavel Oeste	116	-	Nov-39
COPEL GeT	Cerquilho III Substation	-	1	Oct-40
Subtotal Copel GeT		2,204	33	-
Costa Oeste Copel GeT - 51% Eletrosul - 49%	LT Cascavel Oeste - Umuarama Sul SE Umuarama Sul	143	1	Jan-42
Transmissora Sul Brasileira Copel GeT - 20% Eletrosul - 80%	Nova Sta Rita - Camaquã	798	1	May-42
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	136	2	May-42
Subtotal SPCs		1,442	4
Total		3,616	37

(1) Our main transmission concessions encompasses several transmission lines.

The construction of new transmission facilities of 230 kV and higher must be awarded in a bidding process or otherwise authorized by ANEEL. We are permitted by ANEEL to make minor improvements to some of the existing 230 kV and 500 kV facilities.

In June 2010, Copel won a public auction for the construction and operation of two facilities, both located in the State of São Paulo. The first is the transmission line Araraquara II - Taubaté which is a 356 km transmission line of 500 kV. We expect to complete the construction work of these facilities by March 2016.

In December 2011, SPC Marumbi Transmissora, a strategic agreement between Copel (80%) and Eletrosul (20%) won an ANEEL auction for the construction and operation of 28 km of transmission lines and one substation in the State of Paraná. The start of operation of these assets is scheduled for April 2015.

In March 2012, Copel (49%), together with State Grid Brazil Holding (51%), through the SPC Matrinchã Transmissora and Guaraciaba Transmissora, won an ANEEL public auction for the construction and operation of 1,605 km of new transmission lines and four new substations that will transmit energy produced by five new hydroelectric plants that are planned to be constructed in Teles Pires River, in the North of Mato Grosso State, to the Southeast region of Brazil. These lines and substations are scheduled to enter into operation in July 2015.

In June 2012, Copel won a public auction for the construction and operation of 98 km of transmission lines. The concession won by Copel is for the construction of 230 kV transmission lines that will link substations Londrina and Figueira (88km), located in northern Paraná, and Foz do Chopim and Salto Osório  power plants (10 km), both located in southwest Paraná. Construction of these lines began in 2013. The transmission line Foz do Chopim - Salto Osório (10 km) started commercial operation on March 29, 2015. The transmission line Londrina - Figueira (88 km) is scheduled to become operational in May 2015.

In December 2012, a strategic agreement between Copel (24.5%), Furnas (24.5%) and State Grid Brazil Holding (51%), SPC Paranaíba Transmissora, won a public auction for the construction and operation of 967 km of transmission lines in the States of Goiás, Minas Gerais and Bahia. The corresponding concession agreement was signed in May 2013 and these transmission lines are scheduled to become operational in May 2016.

In the same public auction, Copel won the right to construct and operate 37 km of transmission lines in the State of São Paulo, between the municipalities of Assis and Paraguaçu Paulista. The corresponding concession agreement was signed in February 2013 and these transmission lines are scheduled to become operational in September 2015.

In November 2013, Copel won a ANEEL public auction for the construction and operation of 33 km of transmission lines and one substation in the State of Paraná. The corresponding concession agreement was signed in January 2014, and these transmission lines are scheduled to become operational in January 2016.

In the same auction, SPC Mata de Santa Genebra Transmissora, a strategic agreement between Copel (50.1%) and Furnas (49.9%), won the right to build and operate 847 km of transmission lines and three substations in the States of Paraná and São Paulo. The corresponding concession agreement was signed in May 2014, and these transmission lines are scheduled to become operational in October 2017.

In May 2014, Copel won a ANEEL public auction for the construction and operation of two lots of transmission lines, the first lot composed of 53 km of transmission lines and one substation in the State of Paraná and the second lot composed of 120 km of transmission lines in the States of Paraná and São Paulo. The corresponding concession agreements were signed in September 2014 and these facilities are scheduled to become operational in March and September 2017, respectively.

In the same public auction, a strategic agreement between Copel (49%) and Elecnor (51%) won the right to construct and operate 328 km of transmission lines in the States of São Paulo and Minas Gerais. The corresponding concession agreement was signed in September 2014, and these transmission lines are scheduled to become operational in March 2018.

The table below summarizes information regarding our transmission assets currently under construction:

Subsidiary / SPC	Transmission Lines	State	Km	Number of Substations	Our Ownership	Beginning of Operation (expected)
COPEL GeT	TL Araraquara II — Taubaté	SP	356	-	100%	Mar/2016
COPEL GeT	TL Londrina - Figueira	PR	88	-	100%	May/2015
COPEL GeT	TL Assis — Paraguaçu Paulista II Substation Paraguaçu Paulista II	SP	37	1	100%	Sep/2015
COPEL GeT	TL Bateias - Curitiba Norte	PR	33	1	100%	Jan/2016
COPEL GeT	TL Foz do Chopim - Realeza	PR	53	1	100%	Mar/2017
COPEL GeT	TL Assis – Londrina	SP / PR	120	-	100%	Sep/2017
Subtotal Copel Get			697	3
Marumbi	TL Curitiba - Curitiba Leste	PR	28	1	80%	Apr/2015
Matrinchã	TL Paranaíta - Ribeirãozinho	MT	1.005	3	49%	Jul/2015
Guaraciaba	TL Ribeirãozinho - Marimbondo	MT / GO / MG	600	1	49%	Jul/2015
Paranaíba	TL Barreiras II - Pirapora II	BA / MG / GO	967	-	24,5%	May/2016
Mata de Santa Genebra	TL Araraquara II - Bateias	SP / PR	847	3	50,1%	Oct/2017
Cantareira	TL Estreito - Fernão Dias	SP / MG	328	-	49%	Mar/2018
Subtotal SPC			3,775	8
Total			4,472	11

Distribution

Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 138 kV and a small portion of our 230 kV assets. Higher voltage electricity is supplied to bigger industrial and commercial customers and lower voltage electricity is supplied to residential, small industrial, commercial customers and other customers. At December 31, 2014, we provided electricity in a geographic area encompassing approximately 98% of the State of Paraná and served 4.3 million customers.

Our distribution grid includes 189,925.4 km of distribution lines, 388,883 distribution transformers and 230 distribution substations of 34.5 kV, 35 substations of 69 kV and 96 substations of 138 kV. During 2014, 145,477 new customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas where there is a large concentration of trees in the vicinity of the distribution grid.

We have 28 customers that are directly supplied with energy at a high voltage (69 kV and above) through connections to our distribution lines. These customers accounted for approximately 2.9% of the total volume of electricity sold by Copel Distribuição or 1.5% of our total volume of electricity sold in 2014.

We are responsible for expanding the 138 kV and 69 kV distribution grid within our concession area.

System Performance

We determine the energy losses of our distribution system separately from those of our transmission system. The total losses from our distribution grid are calculated by taking the difference between the energy allocated to the system and the energy supplied to the customers.

Our energy distribution losses (including technical and commercial losses) totaled 12.1% of our available energy in 2014, and include our distribution business’ share of losses from the basic transmission grid (which are allocated between our distribution and transmission businesses).

Information regarding the duration and frequency of outages for our customers is set forth in the following chart for the years indicated.

Quality of supply indicator	2014	2013	2012	2011	2010
DEC – Duration of outages per customer per year (in hours)	14h06min	11h37min	10h15min	10h38min	11h28min
FEC – Frequency of outages per customer per year (number of outages)	9.08	8.06	7.84	8.26	9.46

We outperformed the quality target indicator established by ANEEL for 2014, which penalize power outages in excess of an average frequency of outages and we underperformed the quality target indicator established by ANEEL for 2014 which penalize power outages in excess of an average number of hours per customer, in each case calculated on an annual basis. These limits vary depending on the geographic region, and the average limit established by ANEEL for our distribution company was 12 hours and 14 minutes of outages per customer per year, and a total of 10.02 outages per customer per year. Failure to comply with these predetermined standards with a final customer results in a reduction of the amount we can charge such final customers in future periods.

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

Source	2014	2013	2012
Itaipu
Volume (GWh)	5,870	5,193	5,256
Cost (R$ millions)	756.1	610.4	503.3
Average tariff (R$/MWh)	128.81	117.54	95.76
Angra (1)
Volume (GWh)	1,046	1,050	-
Cost (R$ millions)	156.2	142.5	-
Average tariff (R$/MWh)	149.31	135.67	-
CCGF
Volume (GWh)	1,315	1,272	-
Cost (R$ millions)	42.5	40.8	-
Average tariff (R$/MWh)	32.34	32.07	-
Auctions in the regulated market
Volume (GWh)	16,281	15,645	19,003
Cost (R$ millions) (2)	3,394.2	2,305.8	1,927.9
Average tariff (R$/MWh)	208.48	147.38	101.45

(1) Prior to 2013, purchases from Angra were made through auctions in the regulated market.

(2) These numbers do not include short-term energy purchased through the Electric Energy Trading Chamber ‒ CCEE.

Itaipu

We purchased 5,870 GWh of electricity from Itaipu in 2014, which constituted 20.4% of our total available electricity in 2014 and 10.9% of Copel Distribuição’s total available electricity in 2014. Our purchases represented approximately 9.1% of Itaipu’s total production. Distribution companies operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars, and have been set for 2015 at US$38.07 per kW per month.

In 2014, we paid an average tariff of R$125.49 per MWh for energy from Itaipu, compared to R$117.5 per MWh during 2013. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

ANGRA

Because Eletronuclear renewed the generation concession of Angra under the 2013 Concession Renewal Law, the energy generated by Angra is no longer sold in auctions in the regulated market. Rather, under the 2013 Concession Renewal Law, this energy is sold to distributors in accordance with the quota system established by that law, such that Copel Distribuição was obligated to purchase 1,046 GWh from Angra in 2014 and 1,050 GWh in 2013.

Assured Power Quota Contract – CCGF

Under the 2013 Concession Renewal Law, certain generation concessionaires renewed their concession contracts, and therefore these concessionaires no longer sell the energy produced by these generation facilities in auctions in the regulated market. Rather, this energy is sold to distribution companies in accordance with the quota system established by the 2013 Concession Renewal Law. For more information, see “item 4. The Brazilian Electric Power Industry”. Copel Distribuição is obligated to purchase energy from these generation concessionaires that have renewed generation concessions under this quota system. As a result, Copel Distribução was obligated to purchase 1,315 GWh in CCGF contracts in 2014 and 1,272 GWh in 2013.

Auctions in the Regulated Market

In 2014, we purchased 16,692 GWh of thermoelectric and hydroelectric energy through auctions in the regulated market. This energy represents 67.0% of the total electricity we purchased. For more information on the regulated market and the free market, see “The Brazilian Power Industry—The New Industry Model Law”.

Sales to Final Customers

During 2014, we supplied approximately 97% of the energy distributed directly to captive customers in the State of Paraná. Our concession area includes 4.3 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, located south of the State of Paraná. We also sold energy to a total of 29 (twenty-nine) Free Customers, 4 (four) of which were located outside of our concession area. During 2014, the total power consumption of our captive customers and Free Customers was 28,224 GWh, a 4.5% increase as compared to 27,008 GWh during 2013. The following table sets forth information regarding our volumes of energy sold to different categories of purchasers for the periods indicated.

	Year ended December 31,
Categories of purchaser	2014	2013	2012	2011	2010
	(GWh)
Industrial customers	10,841	10,675	8,799	8,377	8,146
Residential	7,267	6,888	6,559	6,224	5,925
Commercial	5,482	5,086	5,058	4,778	4,466
Rural	2,252	2,081	2,025	1,872	1,774
Other(1)	2,382	2,279	2,211	2,122	2,048
Total(2)	28,224	27,008	24,652	23,373	22,359

(1) Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.

(2) Total GWh does not include our energy losses.

The following table sets forth the number of our Final Customers in each category at December 31, 2014.

Category	Number of Final Customers
Industrial	91,096
Residential	3,437,030
Commercial	369,206
Rural	372,464
Other(1)	57,203
Total	4,326,999

 (1) Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.

Industrial and commercial customers accounted for approximately 31% and 21%, respectively, of our total revenues from sales to final customers during 2014. In 2014, 35% of our total revenues from energy sales were from sales to residential customers.

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

The following table sets forth the average tariffs for each category of Final Customer in effect in 2014, 2013 and 2012.

Tariffs	2014	2013	2012
	(R$/MWh)
Industrial	236.35	202.68	220.00
Residential	292.99	257.92	293.62
Commercial	269.00	234.05	265.67
Rural	178.48	157.28	178.04
Other customers	208.73	180.89	206.89
All Final Customers	252.63	219.94	245.80

Low Income Residential Customers. Under Brazilian law, we are required to provide discounted rates to certain low income residential customers (“Low Income Residential Customers”). In 2014, we served about 408,251 low income residential customers. For servicing these customers, in 2014 we received a R$69.5 million grant, which was approved by ANEEL, from the Brazilian Federal Government.

The following table sets forth the current minimum discount rates approved by ANEEL for each category of Low Income Residential Customer.

Consumption	Discount from base tariff
Up to 30 kWh per month	65%
From 31 to 100 kWh per month	40%
From 101 to 220 kWh per month	10%

Special Customers. A customer of our distribution business that consumes at least 500 kV (a “Special Customer”) may choose its energy supplier if that supplier derives its energy from alternative sources, such as small hydroelectric plants, wind plants or biomass plants. A Special Customer that chooses to purchase energy from a supplier other than Copel Geração e Transmissão continues to use our distribution grid and pay our distribution tariff. However, as an incentive for Special Customers to purchase from alternative sources, we are required to reduce the tariff paid by Special Customers by 50%. This discount is subsidized by the Brazilian federal government, and therefore does not impact the revenues of our distribution business.

Transmission Tariffs. A transmission concessionaire is entitled to annual revenues based on the transmission network it owns and operates. These revenues are annually readjusted according to criteria stipulated in the concession contract. We are directly a party to eleven transmission concession contracts, five of which are in the operational stage and six of which are in construction. Not all of the transmission concession contracts employ the same revenue model. 9.1% of our transmission revenues are updated on an annual basis by the IGP-M and the other 90.9% are subject to the tariff review process.

Of all our transmission concessions in operational stage, our main transmission concession (which involves our main transmission facilities) accounted for about 82.6% of our gross transmission revenues in 2014.

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

By late 2012, Copel decided to anticipate the extension of its main transmission concession agreement (corresponding to 87% of the Company’s transmission lines in operation) that would expire in 2015, pursuant to the new rules of the 2013 Concession Renewal Law. On December 2012, Copel executed the Third Addendum to the Concession Agreement 060/2001, extending this transmission concession agreement until December 31, 2042. In order to adjust these assets’ annual permitted revenue to the new rules of 2013 Concession Renewal Law, ANEEL reduced the transmission tariffs we charged by 38.0%.

In addition, we have other 4 (four) concession agreements for transmission lines and substations in operation, which correspond to an aggregate of 17.4% of our transmission revenues. The amount of revenues we are entitled to receive pursuant to one of these contracts is updated on an annual basis by the IGP-M and is not subject to the tariff review process. However, this amount will be reduced by 50% from the 16th year forward, as of 2016. Other three agreements revenues are subject to the tariff review process and adjustments by the IPCA.

In 2013, our main transmission concession agreement was adjusted by the IPCA, and improvements to the system were approved by ANEEL (increase of 8.9%). Out of the other three transmission concession agreements that were operational in 2013, one was adjusted by the IPCA (increase of 6.5%), another by the IGP-M (increase of 6.2%), and the last one had a first tariff review (decrease of 8.9%). As a result, the annual permitted revenues for the 2013/2014 cycle for our transmission assets reflected an 8.4% net increase over our annual permitted revenues following the renewal of our main transmission concession in 2012.

In 2014, (i) two of our transmission concession agreements (including our main transmission concession agreement), were adjusted by the IPCA and improvements to the system were approved by ANEEL (average increase of 18.2%), (ii) one was adjusted by the IPCA (6.4%), (iii) another one was adjusted by the IGP-M (7.8%) and (iv) one became operational on July 28, 2014, adding R$4.2 million to our annual permitted revenues. As a result, the annual permitted revenues for the 2014/2015 cycle for our transmission assets reflects an increase of 19.9% over our annual permitted revenues for the 2013/2014 cycle.

The table below shows our RAP (R$ million) for the last four cycles of transmission lines over which we hold an 100% ownership:

Contract	Transmission Line / Substation	Jul.2014 Jun.2015	Jul.2013 Jun.2014	Jan.2013 Jun.2013	Jul.2012 Dec.2012
		Annual Permitted Revenues (R$ million)
060/2001	Main Transmission Concession(1)	150.1	126.4	116.1	304.8
075/2001	Bateias – Jaguariaiva	16.5	15.3	14.4	14.4
006/2008	Bateias – Pilarzinho	0.9	0.8	0.9	0.9
027/2009	Foz do Iguaçu - Cascavel Oeste	10.1	9.1	8.5	8.5
015/2010	Cerquilho III	4.2	-	-	-
Total		181.8	151.6	139.9	328.6

 (1) Our main transmission concessions encompasses several transmission lines.

Other Businesses

Telecommunications

Copel Telecomunicações S.A. Pursuant to an authorization from the Brazilian National Telecommunication Agency, Agência Nacional de Telecomunicações (“ANATEL”), we provide telecommunication services within the States of Paraná and Santa Caratina. We have been offering these services since August 1998 through the use of our fiber optics network (totaling 25,425 thousand km of fiber optic cables by the end of 2014). In 2014, we served the 399 municipalities in the State of Paraná and two additional municipalities in the State of Santa Catarina (attending a total number of 21,761 clients) and we have also been involved in an educational project aimed at providing public elementary and middle schools in the State of Paraná with broadband internet access.

We provide services to most of the major Brazilian telecommunication companies that operate in the State of Paraná. In total, we have 21,761 clients (4,227 corporate clients which include supermarket, universities, banks, internet service providers and television network and 17,534 retail clients). We also provide a number of different telecommunication services to our subsidiaries.

Sercomtel. We own 45.0% of the stock of Sercomtel Telecomunicações S.A. (“Sercomtel”). Sercomtel holds concessions to provide fixed and mobile telephone services in the municipalities of Londrina and Tamarana in the State of Paraná and has obtained ANATEL’s authorization to provide telephone services to all other cities in the State of Paraná. Currently, Sercomtel operates under an authorization regime with its own network in 11 (eleven) cities of the State of Paraná. Through an alliance with us, in force since March, 2012 Sercomtel has been providing telephone services to other 63 (sixty-three) cities within the State of Paraná, including Curitiba. Sercomtel has concessions from ANATEL to provide cable television in São José in the State of Santa Catarina and Osasco in the State of São Paulo and radio-wave television transmission in Maringá in the State of Paraná.

As of December 31, 2014, Sercomtel, in its concessions area for fixed telephone services, had a total of 202,423 telephone lines installed, of which 166,358 were in operation. As of December 31, 2014, Sercomtel had an installed capacity of 85,000 terminals in its Global System for Mobil Communications GSM system, of which 32,585 were in operation. In December 2009, Sercomtel started providing 3G services with a capacity of 20,000 lines, of which 19,937 are currently installed. Sercomtel 2014 net revenues were R$145.4 million, with net income of R$7.1 million.

Water and Sewage

In January 2008, Copel bought the 30% stake in Dominó Holdings S.A. (“Dominó Holdings”) held by Sanedo Ltda., a wholly-owned subsidiary of Grupo Veola, for R$110.2 million.

In March, 2014, we have completed a corporate restructuring of our equity interest in Dominó Holdings and its subsidiary Companhia de Saneamento do Paraná – Sanepar (“Sanepar”), a public utility company that provides 345 urban and rural municipalities and approximately 10.4 million people in the State of Paraná with water distribution services and 6.7 million with sewage services.

Upon the completion of this restructuring, Daleth Participações S.A. no longer holds any Dominó Holdings’s equity and we now directly hold (i)14.86% of Sanepar’s preferred shares or 7.63% of its total capital and (ii) 49.0% of the total outstanding share capital of Dominó Holdings, while Andrade Gutierrez Concessões holds the remaining 51%. Dominó Holdings remains with 24.7% of the voting stock or 12.2% of the total capital of Sanepar. Considering the interest held through Dominó Holdings, COPEL’s direct and indirect interest in Sanepar represents 13.58% of its share capital. The State of Paraná owns 75.0% of the outstanding voting or 51.4%  of the total capital of Sanepar.

Dominó Holdings’ net income in 2014 was R$83.1 million.

Gas

Gas Distribution

We are engaged in the distribution of natural gas through Companhia Paranaense de Gás (“Compagas”), the company that holds the exclusive rights to supply piped gas in the State of Paraná. Compagas operates the gas distribution grid in the State of Paraná, which covered 726 kilometers in 2014, an increase of 12.8% compared to 646 kilometers covered in 2013. In 2014, Compagas’s net revenues were R$1,664.6 million, an increase of 336%, compared to 2013, and its net income was R$60.4 million, an increase of 226% compared to 2013. Compagas’s customers include thermoelectric plants, cogeneration plants, gas stations, other businesses and residences. Compagas is focusing its business strategy on increasing the volume of gas it distributes to customers by marketing the benefits of substituting gas for oil and other fuels as a means of achieving greater energy efficiency. Compagas’ customer base increased 24%, to 26,052 in 2014 from 21,018 in 2013.

Compagas recorded an increase of 2% in the average daily volume of natural gas distributed to final customers, to 1,058,697 cubic meters per day in 2014 (not including the volume of gas supplied to UEG Araucária Thermal Power Plant) from 1,042,124 cubic meters per day in 2013. In addition, Compagas makes available its distribution grid to transport natural gas to UEG Araucária. In 2014, Petrobras S.A. delivered 636.7 million cubic meters of gas to UEG Araucária, compared to 477.6 million cubic meters in 2013.

As of December 31, 2014, we owned 51.0% of the capital stock of Compagas and accounted for this interest through consolidation, since we control this company. The minority shareholders of Compagas are Petrobras and Mitsui Gás, each of which owns 24.5% of the capital stock of Compagas.

Gas Exploration

On November 28, 2013, the National Petroleum, Natural Gas and Biofuels Agency announced that the consortium composed of Copel (30%), Tucumann Engenharia (10%), Bayar Participações (30%) and Petra Energia (30%)  won the right to explore, develop and produce natural gas in four blocks located in the central-south region of the State of Paraná (Paraná Basin), an area of 11,297 km², equivalent to 7% of the total auctioned area. The consortium offered a signing bonus of R$12.5 million for these four blocks and a minimum exploratory program, which envisages investments of R$78.1 million. This concession has a term of four years from the execution of the agreement and may be extended for 2 years, totaling six years. The operator of the consortium will be Petra Energia. The acquisition of these blocks are in accordance with Copel’s strategies, and allows the access to gas production, which may be used in thermal generation plants to be constructed alongside the gas wells. As of April 28, 2015, our consortium has only executed concession agreements for two of these blocks and no exploratory program has been initiated.

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

On September 11, 2012, the Brazilian government enacted a law (“2013 Concession Renewal Law” which had been preceded by a provisional measure (medida provisória), which significantly changed the conditions under which concessionaires are able to renew concession contracts. Under the 2013 Concession Renewal Law, generation, transmission and distribution concessionaires may renew the concessions that were in effect as of 1995 (and, in the case of generation facilities, generation concession contracts entered into prior to 2003) for an additional period of 30 years (or an additional 20-year period in the case thermal plants), provided that the concessionaire agrees to amend the concession contract to reflect a series of new conditions. The purpose of this new regime was to substantially reduce the cost of electricity paid by Final Customers and to stimulate economic growth. Under the 2013 Concession Renewal Law, concessionaires must decide 60 months before the end of each concession term whether to amend and renew a concession contract or to terminate each concession contract at the end of its respective term. For concession contracts expiring within 60 months of September 12, 2012, concessionaires were required to make this decision by October 15, 2012. So far, for our contracts expiring within this period, we have decided not to renew our generation contracts, and we decided to request the renewal of our transmission and distribution contracts.

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

Generation Concessions

                Out of our 18 generation concessions, we have three generation concessions (Capivari Cachoeira, Mourão and Chopim I, with respective installed capacity of 260.0 MW, 8.2 MW and 1.8MW) set to expire in 2015, which we have decided not to renew. Also, we decided to not renew a concession agreement of one of our hydroelectric plants (Rio dos Patos, with installed capacity of 1.8 MW) that was set to expire on February 14, 2014. While we ceased to sell the energy produced by this plant, we continue to operate and maintain it until the winner of a new competitive bidding process to be conducted by ANEEL assumes the plant. Our management determined that renewal of these generation concessions under the terms of the 2013 Concession Renewal Law would be disadvantageous to our generation business. Therefore, our management decided to allow these concession contracts to expire, and to participate in the subsequent competitive bidding process for these concessions. However, we will continue to be responsible for the operation and maintenance of these plants until the winner of a competitive bidding process assumes the plant. Until then, Copel will receive a pre-established tariff to operate and maintain the plant, as defined by MME 170/2014 resolution.

Under the rules in effect prior to the enactment of the 2013 Concession Renewal Law, 13 of our generation plants have had their concessions extended by Brazilian authorities since 1999, in each case for the 20-year term allowed by previous regulation. Under the previous law, these concessions were not eligible for a second extension. However, as described above, the 2013 Concession Renewal Law now allows extension of these concessions for an addition 30 years period if we choose to accept the application of the new tariff regime.

Concessions for generation projects, granted after 2003, such as the Mauá Hydroelectric Plant, are non-renewable, meaning that upon expiration of their 35-year term, the concession will be granted subject to a competitive bidding process. The 2013 Concession Renewal Law does not impact generation concessions granted after 2003.

The following tables sets forth information relating to the terms as well as the renewals of our main generation hydroelectric, thermoelectric and wind farm concessions (all of which we hold a direct ownership interest):

Hydroelectric Plants	Initial concession date	First expiration date	Extension Date	Final expiration date
Rio dos Patos(1)	February 1984	February 2014	Not subject to extension	February 2014
Capivari Cachoeira	April 1965	May 1995	June 1999	July 2015
Mourão	January 1964	January 1994	June 1999	July 2015
Chopim I	March 1964	March 1994	June 1999	July 2015
Foz do Areia	May 1973	May 2003	January 2001	May 2023
São Jorge	December 1974	December 2004	April 2003	December 2024
Apucaraninha	October 1975	October 2005	April 2003	October 2025
Guaricana	August 1976	August 2006	August 2005	August 2026
Chaminé	August 1976	August 2006	August 2005	August 2026
Segredo	November 1979	November 2009	September 2009	November 2029
Derivação do Rio Jordão	November 1979	November 2009	September 2009	November 2029
Salto Caxias	May 1980	May 2010	September 2009	May 2030
Cavernoso	January 1981	January 2011	September 2009	January 2031
Marumbi	March 1956	Under review by ANEEL	Under review by ANEEL	Under review by ANEEL
Melissa	May 2002	Indefinitely	-	-
Pitangui	May 2002	Indefinitely	-	-
Salto do Vau	May 2002	Indefinitely	-	-
Mauá (2)	June 2007	July 2042	Not extendable	July 2042
Colíder(3)	January 2011	January 2046	Not extendable	January 2046
Cavernoso II	February 2011	February 2046	Not extendable	February 2046
Baixo Iguaçu(4)	August 2012	August 2047	Not extendable	August 2047

(1) The concession for Rio dos Patos expired in February 2014 and was not renewed. Until a new competitive bidding process is concluded with respect to this facility, we will continue to operate it under the terms and conditions of the 2013 Concession Renewal Law.

(2) Mauá was constructed by Consórcio Energético Cruzeiro do Sul, of which Copel owns 51.0% and Eletrosul owns the remaining 49.0%

(3) Expected to begin operations in April 2016.

(4) Under construction by Consórcio Empreendedor Baixo Iguaçu, of which Copel owns 30% and Geração Céu Azul the remaining 70%. It is expected to begin operations in 2017.

Thermoelectric Plants	Initial concession date	First expiration date	Extension date	Final expiration date
Figueira	March 1969	March 1999	June 1999	March 2019

Wind Plants	Initial concession date	First expiration date
Asa Branca I(1)	April 26, 2011	April 25, 2046
Asa Branca II(1)	June 1, 2011	May 31, 2046
Asa Branca III(1)	June 1, 2011	May 31, 2046
Nova Eurus IV(1)	April 28, 2011	April 27, 2046
Santa Maria(1)	May 9, 2012	May 8, 2047
Santa Helena(1)	April 10, 2012	April 9, 2047
Ventos de Santo Uriel(1)	April 10, 2012	April 9, 2047
Boa Vista	April 28, 2011	April 27, 2046
Farol	April 20, 2011	April 19, 2046
Olho D'Água	June 1, 2011	May 31, 2046
São Bento do Norte	May 19, 2011	May 18, 2046
São João(2)	March 26, 2012	March 25, 2047
Carnaúbas(2)	April 9, 2012	April 8, 2047
Reduto(2)	April 16, 2012	April 15, 2047
Santo Cristo(2)	April 18, 2012	April 17, 2047
Cutia(3)	Waiting publication of the authorization award(4)	35 years(5)
Guariju(3)	Waiting publication of the authorization award(4)	35 years(5)
Jangada(3)	Waiting publication of the authorization award(4)	35 years(5)
Maria Helena(3)	Waiting publication of the authorization award(4)	35 years(5)
Potiguar(3)	Waiting publication of the authorization award(4)	35 years(5)
Esperança do Nordeste(3)	Waiting publication of the authorization award(4)	35 years(5)
Paraíso dos Ventos do Nordeste(3)	Waiting publication of the authorization award(4)	35 years(5)
São Bento do Norte I(3)	Waiting publication of the authorization award(6)	35 years(5)
São Bento do Norte II(3)	Waiting publication of the authorization award(6)	35 years(5)
São Bento do Norte III(3)	Waiting publication of the authorization award(6)	35 years(5)
São Miguel I(3)	Waiting publication of the authorization award(6)	35 years(5)
São Miguel II(3)	Waiting publication of the authorization award(6)	35 years(5)
São Miguel III(3)	Waiting publication of the authorization award(6)	35 years(5)

(1) Wind plants located at Copel’s Brisa Potiguar wind farm complex under construction.

(2) Under construction by Voltália Energia do Brasil S.A. Copel holds a 49% interest. Expected to begin operations in April 2015.

(3) Wind plants located at Copel’s Cutia wind farm complex under construction.

(4) Auctioned on ANEEL’s auction No. 08/2014 as of October 31, 2014. The authorization award is expected to be issued within 180 days from the auction date.

(5) The authorization granted expires 35 years after the publication of the authorization award.

(6) Auctioned on ANEEL’s auction No. 06/2014 as of November 28,2014. The concession award is expected to be issued within 180 days from the auction date.

We also have ownership interests in five other generation projects. The following table sets forth information relating to the terms of the concessions of the generation facilities in which we had such partial ownership interest as of December 31, 2014.

Generation Facility	Company	Initial concession date	Expiration date	Extension
Dona Francisca hydroelectric power plant	Dona Francisca Energética SA ‒ DFESA	July 1979	August 2033	Possible
Santa Clara and Fundão hydroelectric power plant	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	October 2001	October 2036	Possible
Araucária thermoelectric power plant	UEG Araucária Ltda.	December 1999	December 2029	Possible
Foz do Chopim hydroelectric power plant	Foz do Chopim Energética	April 2000	April 2030	Possible
Voltália São Miguel do Gostoso wind farms
Carnaúbas	São Miguel do Gostoso I	April 2012	April 2047	Not possible
Reduto	São Miguel do Gostoso I	April 2012	April 2047	Not possible
Santo Cristo	São Miguel do Gostoso I	April 2012	April 2047	Not possible
São João	São Miguel do Gostoso I	March 2012	March 2047	Not possible

Transmission Concessions

Pursuant to the 2013 Concession Renewal Law and the terms of our transmission concessions, we have the right to request 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 60 months prior to the expiration of the contract in question. Our principal transmission concession, from which we derived 82.6% of our transmission revenues in 2014, has been renewed pursuant to the 2013 Concession Renewal Law, and will therefore now expire in December 2042.

In addition, we have four other concession contracts for transmission lines and substations that are currently in operation, and are set to expire in July 2031, March 2038, November 2039 and October 2040, respectively. We derived an aggregate of 17.4% of our transmission revenues from these three contracts in 2014. In accordance with the 2013 Concession Renewal Law, each of these contracts can be extended for an additional 30-year period.

We intend to continue requesting extensions for all of our transmission concessions.

The following table sets forth certain information relating to the terms and extension terms of our main transmission concessions (all of which we hold a direct ownership interest):

Transmission Facility	Initial concession Date	First expiration Date	Possibility of extension	Expected (or final) expiration date
Main transmission concession	July 2001	July 2015	Extended	December 2042
Bateias – Jaguariaíva	August 2001	August 2031	Possible	August 2061
Bateias – Pilarzinho	March 2008	March 2038	Possible	March 2068
Foz do Iguaçu – Cascavel Oeste	November 2009	November 2039	Possible	November 2069
Substation Cerquilho III	October 2010	October 2040	Possible	October 2070
Araraquara 2 – Taubaté(1)	October 2010	October 2014	Possible	October 2070
Foz do Chopim - Salto Osorio(1)	August 2012	August 2042	Possible	August 2072
Assis – Paraguaçu Paulista II(1)	February 2013	February 2043	Possible	February 2073
Bateias – Curitiba Norte(1)	January 2014	January 2044	Possible	January 2074
Estreito – Fernão Dias (1)	September 2014	September 2044	Possible	September 2074
Assis - Londrina(1)	September 2014	September 2044	Possible	September 2074

(1) Facility under construction.

We have ownership interests in ten other transmission projects, through special purpose companies. The following table sets forth information relating to the terms of the concessions of the transmission facilities in which we had such partial ownership interest as of December 31, 2014:

Transmission Facility	Special Purpose Company (SPC)	Initial concession date	First Expiration date	Possibility of Extension	Expected (or final) expiration date
Cascavel Oeste – Umuarama	Costa Oeste Transmissora de Energia S.A	January 2012	January 2042	Possible	January 2072
Nova Santa Rita - Camaquã 3	Transmissora Sul Brasileira de Energia S.A	May 2012	May 2042	Possible	May 2072
Umuarama - Guaira	Caiuá Transmissora de Energia S.A	May 2012	May 2042	Possible	May 2072
Açailândia Miranda II	Integração Maranhense Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Curitiba - Curitiba Leste(1)	Marumbi Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Paranaíta – Ribeirãozinho(1)	Matrinchã Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Ribeirãozinho – Marimbondo II(1)	Guaraciaba Transmissora de Energia S.A	May 2012	May 2042	Possible	May 2072
Barreiras II – Pirapora II(1)	Paranaíba Transmissora de Energia S.A	May 2013	May 2043	Possible	May 2073
Itatiba – Bateias(1)	Mata de Santa Genebra Transmissora S.A	May 2014	May 2044	Possible	May 2074
Estreito – Fernão Dias(1)	Cantareira Transmissora de Energia S.A.	September 2014	September 2044	Possible	September 2074

(1) Facility under construction.

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

Competition

We have concessions to distribute electricity in substantially all of the State of Paraná, and we do not face competition from the five utilities that have been granted concessions for the remainder of the state. As a result of legislation passed in 2004, however, other suppliers are able to offer electricity to our existing Free Customers at prices lower than those we currently charge. However, when a captive customer becomes a Free Customer, it is still required to pay to use our distribution grid. The reduction in net revenue of our distribution business is therefore compensated with a reduction in our costs for energy that we would otherwise acquire to sell to these customers.

Furthermore, under certain circumstances, Free Customers may be entitled to connect directly to the Interconnected Transmission System rather than our distribution grid. Unlike a Free Customer’s choice of another energy supplier, in which case that customer must still use our distribution grid and thus pay us the appropriate tariff, our distribution business ceases to collect tariffs from a customer that connects directly to the Interconnected Transmission System. The migration of customers from the distribution grid to the transmission network therefore results in the loss of revenues for our distribution business.

Distribution and transmission companies are required to permit the use of their lines and ancillary facilities for the distribution and transmission of electricity by other parties upon payment of a tariff.

Free Customers are limited to:

•       existing customers (those connected to the distribution grid before July 1995) with demand of at least 3 MW and supplied at voltage levels equal to or greater than 69 kV;

•       new customers (those connected to the distribution grid after July 1995) with demand of at least 3 MW at any voltage; and

•       customers with demand of at least 500 kW that opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants or biomass projects.

As of December 31, 2014, we had 29 (twenty-nine) Free Customers, representing approximately 3.7% of our consolidated operating revenue and approximately 8.1% of the total quantity of electricity sold by us. Through March 31, 2015, we had 2 (two) agreements with Free Customers, that expired and were not renewed. Our contracts with Free Customers are typically for periods of greater than two and less than five years.

Approximately 6.1% of the megawatts sold under contracts to such customers are set to expire in 2015. In addition, as of December 31, 2014, we had 53 customers that were eligible to purchase energy as Free Customers. These customers represented approximately 4.6% of the total volume of electricity we sold in 2014, and approximately 7.6% of our total operating revenue from energy sales for that year.

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

All of our activities follow our Sustainability and Corporate Citizenship Policy, which integrates corporate planning and sustainability management in order to optimize our financial, social and environmental performance.

We request and renew our environmental licenses in accordance with the environmental regulation issued by applicable federal, state and municipal level authorities. We are in compliance with all material environmental regulations and our more recent (post-1986) generation, transmission and distribution projects are in compliance with federal, state and municipal regulations.

To comply with the environmental licensing of transmission facilities predating the 1986 environmental licensing requirements, we and the environmental regulator for the State of Paraná (“Instituto Ambiental do Paraná – IAP”) executed in 2010 a conduct adjustment term – TAC, agreement in which we committed to complete an environmental licensing process for these facilities by 2012. This environmental licensing process for all of our transmission facilities is complete since 2012.

In 2014, 4 (four) compulsory environmental audits (Auditorias Ambientais Compulsórias – AACs) were performed, 3 (three) of which were of a substation and 1 (one) of which was of transmission line. Starting in 2012 these compulsory environmental inspections were required by law as a condition for the renewal of environmental licenses, however, since August, 2014 we are no longer required to perform such inspections as a condition for the renewal of our environmental licenses.

 In December 2010, we received the site licenses to begin construction of the Colíder Hydroelectric Plant. These licenses were granted after we received approval of Colíder Basic Environmental Plan, which contains thirty-two programs and sub-programs designed to prevent, mitigate and offset any negative environmental and social impact of this project, while enhancing the positive effects of the project. During 2014 we continued to implement the programs contained in the Colíder Basic Environmental Plan.

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

Plant, Property and Equipment

Our principal properties consist of the generation and telecommunications facilities described in “Business—Generation and Purchasers of Energy”. Of the net book value of our total property, plant and equipment at December 31, 2014 (including construction in progress), generation facilities represented 72.6%, wind farms represented 11.6%, telecommunications represented 5.3%, Elejor represented 5.4%, and Araucária Thermoelectric Plant represented 5.1%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

The Expropriation Process

Although we receive concessions from the Brazilian government to construct hydroelectric facilities, we do not receive title to the land on which the facilities are to be located. In order for us to construct, the land must be expropriated. The land required for the implementation of a hydroelectric facility may only be expropriated pursuant to specific legislation. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of expropriation disputes. At December 31, 2014, we estimated our liability related to the settlement of such disputes to be approximately R$52.8 million. This amount is in addition to amounts for land expropriation included in each of our hydroelectric facility budgets.

The Brazilian eLECTRIC Power Industry

General

In December 2014, the MME approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 195.9 GW by 2023, of which 59.7% is projected to be hydroelectric, 14.5% is projected to be thermoelectric, 1.7% is projected to be nuclear and 24.1% is projected to be from alternative energy sources such as wind, biomass and small hydroelectric plants.

Approximately 34% of the installed power generating capacity of Brazil is currently owned by Eletrobras (including its wholly-owned subsidiary Eletronuclear and its 50.0% participation interest in Itaipu). Through its subsidiaries, Eletrobras is also responsible for 55% of the installed transmission capacity equal or above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de São Paulo – CESP, Companhia Energética de Minas Gerais – CEMIG and us, among others.

Principal Regulatory Authorities

Ministry of Mines and Energy – MME

The MME is the primary regulator of the power industry and acts as the Brazilian governmental authority empowered with policymaking, regulatory and supervisory powers.

National Energy Policy Council – CNPE

The National Energy Policy Council (Conselho Nacional de Política Energética - “CNPE”), created in August 1997, provides advice to the President of the Republic of Brazil regarding the development and creation of a national energy policy. The CNPE is chaired by the MME and is composed of six ministers of the Federal Government and three members chosen by the President of Brazil. The CNPE was created in order to optimize the use of energy resources in Brazil and ensure the national supply of electricity.

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

The following is a summary of the principal developments in the regulatory and legal framework of the Brazilian electricity sector:

•        In 1995, (i) the Brazilian constitution was amended to authorize foreign investment in power generation; (ii) the Concessions Law was enacted, requiring that all concessions for energy related services be granted through public bidding processes, providing for the creation of independent producers and Free Customers and granting electricity suppliers and Free Customers open access to all distribution and transmission systems; and (iii) a portion of the controlling interests held by Eletrobras and various Brazilian states in generation and distribution companies were sold to private investors.

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

However, the electricity arising from the following is subject to specific rules different from the rules applicable to the regulated market and to the free market: (i) low capacity generation projects located near consumption points (such as certain co-generation plants and small hydroelectric power plants), (ii) plants qualified under the Proinfa Program, an initiative established by the Brazilian government to create incentives for the development of alternative energy sources, such as wind power projects, small hydroelectric power plants and biomass projects, (iii) Itaipu, (iv) Angra 1 and 2 as from 2013 and (v) those generation concession contracts extended or subject to a new bidding process in accordance with the 2013 Concession Renewal Law.

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

Electricity purchases are made through two types of bilateral agreements: Energy Agreements (Contratos de Quantidade de Energia) and Availability Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that its electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, which could interrupt the supply of electricity. In such case, the generator would be required to purchase electricity elsewhere in order to comply with its supply commitments. Under a Availability Agreement, a generator commits to make a certain amount of capacity available to the regulated market. In such case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage.

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

Private generators may sell electricity directly to Free Customers. State-owned generators may sell electricity directly to Free Customers but are obligated to do so only through private auctions carried out by the state-owned generators exclusively to Free Customers or by the Free Customers.

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

With regard to (i) above, the reduction in net revenue caused when a captive customer becomes a Free Customer is compensated by the increased amounts that Free Customers are required to pay to use our distribution system. However, a Free Customer may disconnect from our distribution grid (and therefore cease to pay us a distribution tariff) if it chooses to connect directly to the Interconnected Transmission System or if it generates energy for self-consumption and transports this energy without using our distribution grid. Because a Free Customer that connects directly to the Interconnected Transmission System no longer pays us a distribution tariff, we might not be able to fully recover this loss in revenues.

Since 2004, CCEE has conducted twenty auctions for new generation projects, fourteen auctions for energy from existing power generation facilities, six auctions for reserve energy in order to increase energy supply security and eighteen auctions for market adjustments. No later than August 1 of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the five subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and determines which generation companies will participate in the auction. The auction is carried out electronically in two phases.

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

Challenges to the Constitutionality of the 2013 Concession Renewal Law

The 2013 Concession Renewal Law is currently being challenged on constitutional grounds before the Brazilian Supreme Court by the National Confederation of Industry Workers – CNTI (Confederação Nacional dos Trabalhadores na Indústria). It is not possible to predict whether the 2013 Concession Renewal Law shall remain valid in the future. While the Supreme Court is reviewing the law, its provisions remain in full force and effect.

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

TUSD

Users of a distribution grid pay the distribution concessionaire a tariff known as the TUSD (Tarifa de Uso dos Sistemas Elétricos de Distribuição). The TUSD is divided into two parts: one related to the contracted power in R$/kW and other related to the regulatory charges in R$/kWh. The amount paid by the users of a distribution grid is calculated by multiplying the maximum contracted power for each of the customer’s points of connection to the concessionaire’s distribution grid, by the tariff in R$/kW, plus the product of the power consumption by the tariff in R$/kWh, per month.

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

Parcel A costs include, among others, the following:

•        costs of electricity purchased by the concessionaire to attend captive customers, in accordance to the regulatory model in force;

•        charges for connection to and use of the transmission and distribution grids; and

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

In addition, a distribution concessionaire is entitled to an extraordinary tariff review (revisão extraordinária) on a case-by-case basis, to ensure its financial stability and compensate it for unpredictable costs, including taxes, which significantly change its cost structure. Extraordinary tariff adjustments were granted (i) in June 1999 to compensate for increased costs of electricity purchased from Itaipu as a result of the devaluation of the real against the dollar, (ii) in 2000 to compensate for the increase in Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social - COFINS) from 2% to 3%, (iii) in December 2001 to compensate for losses caused by the Rationing Program,  (iv) in January 2013, due to the enactment of 2013 Concession Renewal Law, and (v) in March 2015, to compensate the costs related to the quotas of the Electric Development Account (CDE) and increased costs with the purchase of energy.

Since October 2004, on the date of a subsequent tariff readjustment or tariff revision, whichever occurs earlier, distribution companies have been required to execute separate contracts for the connection and use of the distribution grid and for the sale of electricity to their potentially Free Customers.

Tariff Flags (Bandeiras Tarifárias)

Effective as of January 1, 2015, a new system has been introduced by the ANEEL to permit distribution concessionaires to pass on to their Final Customer certain variable cost increases attributable to changes in hydrological conditions in Brazil, prior to the formal tariffs periodic revisions made by ANEEL.

In accordance with this model, a green, yellow or red flags, as determined by ANEEL, is included in invoices sent to Final Customers, reflecting nationwide hydrological conditions (except for the States of Amazonas, Amapá and Roraima). If a green flag is added into Final Customers’ invoices due to satisfactory hydrological conditions, no additional charges are added. On the other hand, if these invoices contain yellow or red flags, this will indicate that distribution concessionaires are facing higher variable costs from the acquisition of electricity and have passed certain on to Final Customers.

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

EER

The Encargo de Energia de Reserva (“EER”) is a regulatory charge designed to raise funds for energy reserves that have been contracted through CCEE and which are deposited in the Reserve Energy Account (Conta de Energia de Reserva – CONER). These energy reserves, which are mandatory, were created in order to attempt to ensure a sufficient supply of energy in the Interconnected Transmission System. The EER shall be collected from Final Customers of the Interconnected Transmission System. Beginning in 2010, this charge has been collected on a monthly basis.

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

UBP

Some  hydroelectric generation enterprises (except small hydroelectric power plants) are required to make contributions for using a public asset, Uso de Bem Público (“UBP”) according to the rules of the corresponding public bidding process for the granting of concessions. Eletrobras receives the UBP payments in a specific account. See Note 27 to our audited consolidated financial statements.

ESS

The costs related to maintaining system reliability and stability when thermoelectric plants generate energy to meet demand in the National Connection System (SIN) are called System Service Charges, or Encargos de Serviços de Sistema (ESS). These amounts are paid by each entity that purchases energy in the spot market (CCEE), proportional to each such entity’s consumption.

ESS is expressed in R$/MWh and paid only to thermoelectric plants that generate energy in response to requests by the Electricity System National Operator (ONS).

CDE

In 2002, the Brazilian government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE Account”). The CDE Account is funded by (i) annual payments made by concessionaires for the use of public assets, (ii) penalties and fines imposed by ANEEL, (iii) the annual fees paid by agents offering electric energy to Final Customers, by means of an additional charge added to the tariffs for the use of the transmission and distribution grids and (iv) the credits held by the federal government against Itaipu. The CDE Account was originally created, amongst others, to promote the availability of electric energy services to all of Brazil and the competitiveness of the energy produced by alternative sources. The CDE is regulated by the executive branch and managed by Eletrobras. This charge had been substantially reduced by the 2013 Concession Renewal Law (approximately 75% compared to its December 31, 2011 amount) in an attempt to reduce the cost of electricity paid by Final Customers, among others. The 2013 Concession Renewal Law also allowed the funds from the RGR Fund to be transferred to the CDE Account and permitted the funds deposited in the CDE Account to be used in support of the electricity generation program in non-integrated electric grids (sistemas elétricos isolados).

On March 7, 2014, The Brazilian government permitted the transfer to distribution concessionaires of funds deposited in the CDE Account to cover their respective costs arising from the involuntary exposure to the spot market in January 2014 as a result of poor hydrological conditions in 2013 and 2014, which mandated the acquisition of thermoelectric energy at higher prices in the spot market, costs which distribution concessionaires were not able to pass on to final customers through regular Retail Tariffs prior to formal tariffs periodic revisions made by ANEEL. As of December 31, 2014, Eletrobras released to us R$114.6 million from the CDE Account for this specific purpose.

                Distribution concessionaries will be able pass on to its Final Customer a CDE Account charge, to the extent necessary to repay their respective financing obligations contracted by the CCEE through the ACR Account. See “Regulated Market Account – ACR Account.”

Regulated Market Account – ACR Account.

On April 2014, the Brazilian government created the Regulated Market Account, Conta no Ambiente de Contratação Regulada – Conta-ACR (“ACR Account”), to assist distribution concessionaires to cover their respective costs for the acquisition of thermoelectric energy for the period from February 2014 to December 2014, incurred as a result of poor hydrological conditions. Distributors incurred higher costs as a result of adverse hydrological conditions because they were required to buy thermoelectric energy at higher prices in the spot market, and were unable to pass all these costs on to final customers prior to a formal tariff periodic revision made by ANEEL. To fund the ACR Account, the Brazilian federal government authorized the CCEE to enter into credit agreements with Brazilian certain Brazilian financial institutions. An aggregate of R$21.2 billion, composed of three separate tranches, has been deposited in the ACR Account. Distribution concessionaires will repay this financing contracted by the CCEE through the application of monthly additional CDE Account charges to its Final Customers, for a period of 54 months, following the completion of their respective tariff adjustment procedures in 2015. As of December 31, 2014, the CCEE released to us R$1,137.5 million from the ACR Account.

Itaipu Transmission Fee

The Itaipu Hydroelectric Plant has an exclusive transmission grid and is not part of the Interconnected Transmission System. Companies that are entitled to receive electricity from Itaipu pay a transmission fee in an amount equal to their proportional share of the Itaipu generated electricity.

Use of Water Resources Tax

Holders of concessions and authorizations that allow for the exploitation of water resources must pay a total tax of 6.75% of the value of the energy they generate, which for purposes of this calculation is based on a rate set by ANEEL. Beginning on January 1, 2015, ANEEL set this rate at R$85.26/MWh. The proceeds of this tax are shared among the states and municipalities where the plant or the plant’s reservoir is located, as well as with certain federal agencies.

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

Energy Reallocation Mechanism

The Energy Reallocation Mechanism, or Mecanismo de Realocação de Energia attempts to mitigate the risks borne by hydroelectric generators due to variations in river flows (hydrological risk).

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

Our energy generation, distribution and transmission facilities are subject to environmental licensing procedures, which may include the preparation of environmental impact assessments before such facilities are constructed. Once the respective environmental licenses are obtained, their maintenance is still subject to the compliance with certain requirements. We were one of the first energy concessionaires in Brazil to provide an environmental impact assessment and report in connection with the construction of a power plant (Segredo Power Plant, 1987) and to maintain excellence in the implementation of environmental programs.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The information derived from our consolidated statement of income for the years ended December 31, 2014, 2013 and 2012 has been prepared in accordance with IFRS as issued by the IASB. For more information see “Presentation of Financial and Other Information” and Note 2 to our consolidated financial statements for the year ended December 31, 2014.

Overview

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003, an economic recovery that led to consistent growth from 2004 to 2009. Since then, the Brazilian GDP growth has fluctuated, from 0.9% growth in 2012, to 2.3% in 2013, and 0.1% in 2014.

The following table shows selected economic data for the periods indicated:

	Year ended December 31,
	2014	2013	2012
Inflation (IGP-DI)	3.78%	5.52%	8.10%
Appreciation (depreciation) of the real vs. U.S. dollar	(11.81)%	(12.77)%	(8.21)%
Period-end exchange rate – US$1.00(1)	2.6562	2.3426	2.0435
Average exchange rate – US$1.00	2.3599	2.1741	1.9588
Change in real GDP	0.1%	2.3%	0.9%
Average interbank interest rates(2)	10.83%	8.18%	8.30%

(1) The real/U.S. dollar exchange rate at April 14, 2015 was R$3.0880 per US$1.00.

(2) Calculated in accordance with Central Clearing and Custody House, or Central de Custódia e Liquidação Financeira de Títulos (“CETIP”), methodology (based on nominal rates).

Sources: FGV ‒ Fundação Getúlio Vargas, the Brazilian Central Bank, the Brazilian Geography and Statistics Institute IBGE and CETIP.

Rates and Prices

Our results of operations are significantly affected by changes in the prices at which our generation business sells energy, and by the prices at which our distribution business buys and resells energy.

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

Our distribution business purchases enough energy to meet 100% of the demand we forecast for our Final Customers in auctions at unregulated prices in the regulated market. Our distribution business resells that energy to Final Customers at regulated tariffs that take into consideration the price at which the energy was purchased. If our forecasts fall short of the actual electricity demand of our Final Customers, we may be forced to make up for the shortfall by entering into short-term agreements to purchase electricity in the spot market. If our forecasts exceed the actual demand of our Final Customers, our distribution business sells the excess energy in the Spot Market. Except for possible future effects brought by the 2013 Concession Renewal Law, the margins in our distribution business tend to be relatively stable due to the regulated nature of the distribution business, while the margins in our generation business are typically larger but less stable, since they are substantially market regulated.

Sales to Final Customers (which include sales by our distribution business to captive customers and sales by our generation business to Free Customers) represented approximately 52.3% of the volume of electricity we made available in 2014, and accounted for 50.0% of our energy sales revenues. Almost all of such sales were to captive customers. For more information, see “Item 4. Information on the Company — The Brazilian Electric Power Industry — Distribution Tariffs”. In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery of these costs is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

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

•        In June 2013, ANEEL approved the annual readjustment of our Retail Tariffs, increasing them by an average of 13.08%, of which 11.40% related to the tariff increase and 1.68% referred to an increase in recovery of deferred regulatory accounts (CVA). After giving effect to the recovery of Parcel A costs, the average effect of this tariff readjustment on our captive customers was an increase of 14.61%. However, Copel Distribuição requested a partial deferral of this adjustment, which was authorized by ANEEL and approved on July 9, 2013. The amount of R$255.9 million was therefore deferred, and will be included as a financial component in the 2014 annual readjustment. This deferral reduced the average effect of the tariff readjustment to 9.55%.

•        In June 2014, ANEEL approved the annual readjustment of our Retail Tariffs, increasing them by an average of 35.38%, of which 25.05% related to the tariff increase and 10.34% referred to an increase in recovery of deferred regulatory accounts (CVA). After giving effect to the recovery of Parcel A costs, the average effect of this tariff readjustment on our captive customers was an increase of 39.71%. However, Copel Distribuição requested a partial deferral of this adjustment, which was authorized by ANEEL and approved on July 22, 2014. The amount of R$898.3 million was therefore deferred, and will be included as a financial component in the 2015 annual readjustment. This deferral reduced the average effect of the tariff readjustment to 24.86%.

•        In March 2015, ANEEL approved an extraordinary revision due to a series of events that significantly impacted the distribution concessionaires’ costs, which were not originally foreseen in the 2014 Retail Tariff increase, such as the increase of Itaipu tariffs (46.14%) and high prices to purchase energy in recent energy auctions. Copel Distribuição’s average tariff revision approved by ANEEL was 36.79% starting from March 02, 2015. Of this total, 22.14% relates to CDE Account charges that have been passed to customers and 14.65% relates to (i) Itaipu’s tariff increase and (ii) the high prices paid by us to purchase energy in recent energy auctions that have been passed to customers.

Purchase and Resale of Energy

Our distribution business purchases energy from generation companies and resells this energy to Final Customers at regulated rates. For more information, see “Item 4. Information on the Company— Business—Generation” and “Item 4. Information on the Company—Business—Purchases”. Our major long-term contracts or purchase obligations are described below.

•        We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2014, our electricity purchases from Itaipu amounted to R$756.1 million.

•        Our distribution business is required to purchase a large portion of its energy needs from the regulated market. For more information, see “Item 4. Information on the Company — The Company — Distribution — Auctions in the Regulated Market”.

Under current legislation, the amount that our distribution business charges Final Customers is composed of two fees: a fee for the actual energy consumed and a fee for the use of our distribution grid. Since the regulated rates at which our distribution business sells energy to Final Customers are substantially the same as the rates at which it purchases energy (after accounting for deductions and the cost of energy purchased for resale), our distribution business does not generate operating profit from the sale of electricity to Final Customers. Rather, our distribution business generates operating profit principally by collecting tariffs for the use of our distribution grid.

Impact of the CRC Account

One of our most significant assets consists of the obligations of the State of Paraná under an agreement that was last amended in January 2005. These obligations derive from amounts we were entitled to recover under a prior regulatory regime, and as a result they are referred to as the recoverable rate deficit account or “CRC Account” (Conta de Resultados a Compensar). As of December 31, 2014, the outstanding balance of the CRC Account was R$1,344.1 million. The balance is adjusted for IGP-DI, bears interest at 6.65%, and is payable in monthly installments until April 2025. If the State of Paraná fails to make payments on a timely basis, we may apply dividends we owe to the State of Paraná in its capacity as our shareholder against amounts it owes us under the CRC Account agreement. For additional information, see Note 8 to our consolidated financial statements.

Special Obligations

The contributions received from the federal government and our customers exclusively for investment in our distribution grid are named as special obligations. We record the amount of these contributions on our statement of financial position as a reduction of our intangible and financial assets, under the caption “special obligations”, and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions is offset against intangible and financial assets. The amount we recorded as special obligations as of December 31, 2014 was R$224.0 million as a reduction of intangible assets and R$2,269.0 million as a reduction of financial assets.

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

We calculate the value of the financial assets related to our transmission business based on: (i) revenues from tariffs based on the construction of transmission infrastructure for use by system users; (ii) revenues from tariffs based on the operation and maintenance of infrastructure assets related to our concessions; and (iii) the financial return on these assets that is guaranteed by ANEEL and that is not otherwise recovered through tariffs by the end of the concession term. Because the aggregate transmission tariffs we collect are calculated entirely based on the infrastructure assets that we make available to system users as a whole, they are not subject to demand risk, and are therefore considered guaranteed revenues. These revenues, which are calculated considering the entire term of the transmission concession, are known as Annual Permitted Revenues (Receita Anual Permitida or RAP). Users of this infrastructure are billed on a monthly basis for these amounts, pursuant to reports issued by the National System Operator (ONS). Upon expiration of the concession, the grantor is required to pay any uncollected amounts related to the construction, operation, and maintenance of infrastructure, as compensation for investments made and not recovered through tariffs. Because these financial assets do not have an active market and present fixed and determinable cash flows, they are classified as “loans and receivables”. These financial assets are initially estimated based on their fair values, and are later measured according to the amortized cost calculated under the effective interest rate method.

As described above, we recognized financial assets in connection with these transmission concessions. However, we renewed the Concession Agreement 060/2001 pursuant to the 2013 Concession Renewal Law, which required that we accept certain amendments to this concession contract. See “Item 4. Information on the Company—Concessions.” One of the effects of these amendments is that we no longer recognize financial assets for concessions renewed pursuant to the 2013 Concession Renewal Law, because the scope of the concession has been narrowed to cover only maintenance and operation of the transmission facilities. As a result, the financial assets we had previously recognized for concessions that were renewed pursuant to the 2013 Concession Renewal Law were converted into a receivable, since the Granting Authority has an obligation to pay these amounts. On December 31, 2012, we estimated that we would receive R$160.2 million related to financial assets that were constituted before May 2000, and we included this amount in our accounts receivable, in addition to the agreed R$893.9 million related to financial assets constituted after May 2000. On December 31, 2014, the amount recorded in “Accounts Receivable Related to the Concession Extension” account totaled R$461.3 million, R$256.5 million lower than in December 31, 2013, due to amortizations in the period.

Generation concessions are deemed outside the scope of IFRIC 12 and are accounted for under other applicable IFRS.

In addition to our financial assets and intangible assets, under IFRS we also recognize construction revenues and construction costs for construction activities we perform in connection with our distribution and transmission concessions. Our distribution business outsources power distribution infrastructure construction. As a result, under IFRS we recognize construction costs and revenues in roughly the same amounts. In contrast, since our transmission business performs much of our transmission infrastructure construction, we recognize construction revenue in amounts that exceed construction costs. The resulting margin for our transmission business’ construction revenue was 1.65% in 2014 and 2013, and is calculated based on a methodology that takes into account business risk.

The determination of the amortization term of our intangible assets and the fair value of our financial assets in connection with our concession contracts is subject to assumptions and estimates, and the use of different assumptions could affect the amounts we recognize. The estimated useful lives of the underlying assets, as well as the rate of return of the financial assets also require significant assumptions and estimates. Different assumptions and estimates and changes in future circumstances could have a significant impact on our results of operations. Additional information on the accounting for intangible and financial assets arising from concession agreements is contained in Notes 3.7 and 3.12 to our consolidated financial statements.

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

Net Sectorial Financial Assets and Liabilities

Until 2009, the Brazilian accounting standards allowed distribution concessionaires to book the difference, if any, between the amounts that concessionaires were entitled to collect under their respective concession contracts and the amounts they actually collected, which are referred to as sectorial assets and liabilities. The positive or negative variations in these amounts were included in the tariffs in the following annual tariff adjustment. With the adoption of IFRS in 2010, these assets and liabilities were no longer recorded in the financial statements of distribution concessionaires.

As a result of an amendment to our distribution concession agreement, as of December 31, 2014, we recognized a financial asset in the amount of R$1,041.1 million, which represents our net balance of sectorial financial assets and liabilities. This amendment added a guarantee that, if the concession is extinguished for any reason, the residual amounts of items of Parcel A costs and other financial components that have not been recovered or returned via tariff shall be incorporated in the calculation of the indemnification amount by the granting authority. For more information, see Note 9 to the consolidated financial statements.

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

We claimed a credit based on energy purchased from Itaipu during the energy rationing period that occurred in 2001, when there was a significant difference between the purchase price of Itaipu energy and energy sold at a loss in the spot market. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2014, we had provisions of R$41.9 million to cover probable losses related to these other lawsuits.

Provision for Risks (Labor, Civil, Tax and Environmental Claims)

Our subsidiaries and we are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and environmental claims.

We account for risks based on the determination that it is more likely than not that a future event will confirm that an asset has been impaired or a liability has been incurred at the reporting date, and the amount of loss can be reasonably estimated. By their nature, risks will only be resolved when a future event or events occur or fail to occur, typically such events will occur a number of years in the future. The evaluation of these risks is performed by our internal and external legal counsel. Accounting for risks requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to risks could change as new developments occur or more information becomes available. The outcome of the risks could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. The provision for contingencies as of December 31, 2014 amounted to R$1,546.6 million, of which R$291.8 million was related to tax proceedings, R$755.1 million was related to civil claims, R$326.2 million was related to labor claims, R$114.5 million was related to employee benefits and R$58.5 million was related to regulatory proceedings and R$0.5 million was related to environmental claims.

As of December 31, 2014, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims that cannot be evaluated in the current stage of proceedings, classified as possible losses, was approximately R$2,738.8 million, of which R$558.9 million correspond to labor claims; R$107.1 million to employee benefits; R$18.5 million to regulatory claims; R$698.1 million to civil claims; and R$1,356.2 million to tax claims. For more information, see Note 29 to the consolidated financial statements.

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

In 2014, we recorded expenses in the amount of R$201.5 million for our pension and health care plans. We estimate that we will incur expenses in the amount of R$143.2 million in 2015 (according to actuarial calculations), plus the monthly costs of defined-contribution plans.

Deferred Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing rates. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to derecognize all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. The taxes balances subject to the federal taxing department inspection are those constituted over the last five years.

Analysis of Electricity Sales and Cost of Electricity Purchased

The following table sets forth the volume and average rate components of electricity sales and purchases for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
Electricity Sales
Sales to Final Customers
Average price (R$/MWh):(1)
Industrial customers(2)	180.95	151.77	170.81
Residential customers	305.85	260.52	245.86
Commercial customers	245.25	210.80	225.01
Rural customers	164.33	145.06	155.29
Other customers(3)	187.03	161.34	172.84
All customers(2)	224.79	190.91	200.81
Volume (GWh):
Industrial customers(2)	10,841	10,675	8,799
Residential customers	7,267	6,888	6,559
Commercial customers	5,482	5,086	5,058
Rural customers	2,252	2,081	2,025
Other customers(3)	2,382	2,278	2,211
All customers(2)	28,224	27,008	24,652
Total revenues from sales to Final Customers (millions of R$)	6,344	5,156	4,950
Sales to distributors(4)
Average price (R$/MWh)(1)	292.96	135.65	102.07
Volume (GWh)(5)	14,920	14,242	15,910
Total revenues (millions of R$)	4,370.8	1,932.0	1,624.0
Electricity Purchases
Purchases from Itaipu
Average cost (R$/MWh)(6)	128.81	117.54	95.76
Volume (GWh)	5,870	5,193	5,256
Percentage of total Itaipu production purchased	7.6	5.8	5.9
Total cost (millions of R$)(7)	756.1	610.4	503.3
Purchases from Angra
Average cost (R$/MWh)	149.31	135.67	-
Volume (GWh)	1,046	1,050	-
Total cost (millions of R$)(7)	156.2	142.5	-
Purchases from CCGF
Average cost (R$/MWh)	32.34	32.07	-
Volume (GWh)	1,315	1,272	-
Total cost (millions of R$)(7)	42.5	40.8	-
Purchases from others(4)
Average cost (R$/MWh)	203.34	147.38	131.46
Volume (GWh)	16,692	15,645	17,529
Total cost (millions of R$)(7)	3,394.2	2,305.8	2,304.4

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

(7) See “Item 4. Information on the Company-Business—Generation” and “Item 4. Information on the Company—Business Purchases” for an explanation of our expenses relating to electricity purchases.

Results of Operations for the Years Ended December 31, 2014, 2013 and 2012

The following table summarizes our results of operations for the years ended December 31, 2014, 2013 and 2012.

Our financial statements present our operating costs of sales and services provided by function. However, in accordance with IFRS, Note 32 to the consolidated financial statements presents this information according to the nature of the operating cost or expense. For ease of understanding, the analysis below reflects the information presented by nature.

	Year ended December 31,
	2014	2013	2012
	(R$ million)
Operating Revenues:
Electricity sales to Final Customers:	4,371,2	3,344.6	2,625.5
Residential	1,429.6	1,074.1	782.3
Industrial	1,563.1	1,263.1	926.6
Commercial, services and other activities	838.3	626.9	573.8
Rural	260.8	165.1	148.9
Other classes	279.4	215.4	193.9
Electricity sales to distributors	4,370.8	1,932.3	1,623.5
Use of main distribution and transmission grid	2,237.5	2,029.0	2,830.6
Residential	793.0	720.3	830.3
Industrial	398.6	357.1	576.4
Commercial, services and other activities	506.2	445.3	564.3
Rural	109.3	136.8	165.6
Other classes	166.2	152.0	187.9
Other distribution and transmission revenue	264.2	217.5	506.1
Construction revenues	1,279.0	1,076.1	749.8
Revenues from telecommunications	165.5	141.3	125.6
Distribution of piped gas	391.3	368.6	325.0
Sectorial financial assets and liabilities result	1,033.9	-	-
Other operating revenues	69.3	288.3	213.3
	13,918.5	9,180.2	8,493.3
Cost of sales and services provided:
Electricity purchased for resale	(5,097.7)	(3,336.4)	(2,807.7)
Charge of main distribution and transmission grid	(384.9)	(407.3)	(772.4)
Personnel and management	(1,052.8)	(1,096.3)	(1,245.7)
Pension and healthcare plans	(201.6)	(176.2)	(182.9)
Material and supplies	(74.4)	(70.4)	(69.7)
Materials and supplies for power electricity	(150.9)	(27.2)	(25.5)
Natural gas and supplies for gas business	(1,469.8)	(295.7)	(247.8)
Third-party services	(424.5)	(423.5)	(408.9)
Depreciation and amortization	(629.9)	(603.2)	(549.9)
Accruals and provisions	(1,203.7)	(199.5)	(218.8)
Construction cost	(1,285.9)	(1,088.3)	(733.5)
Other costs and expenses	(392.5)	(343.6)	(238.0)
	(12,368.6)	(8,067.6)	(7,500.8)
Equity in earnings of associates and joint ventures	160.0	113.6	6.7
Financial results	147.7	280.3	(26.7)
Profit before income tax and social contribution	1,857.6	1,506.5	972.5
Income tax and social contribution on profit	(522.0)	(405.1)	(246.0)
Net income for the year	1,335.6	1,101.4	726.5
Net income attributable to controlling shareholders	1,206.0	1,072.5	700.7
Net income attributable to non-controlling interest	129.6	28.9	25.8
Other comprehensive income	90.0	(129.1)	(30.5)
Comprehensive income	1,425.6	972.3	696.0
Comprehensive income attributable to controlling shareholders	1,297.2	943.4	550.7
Comprehensive income attributable to non-controlling interest	128.4	28.9	145.3

Results of Operations for 2014 Compared with 2013

Operating Revenues

Our operating revenues increased by 51.6%, or R$4,738.3 million, in 2014 compared to 2013. R$2,438.5 million of this increase was due to an increase in electricity sales to distributors; R$1,033.9 million was due to revenues from sectorial financial assets and liabilities; R$1,026.6 million was from an increase in electricity sales to Final Customers; R$208.5 million was from an increase in revenues from the use of our main transmission grid; R$202.9 million was from an increase in construction revenues; and R$46.9 million was from an increase in telecommunications revenues and distribution of piped gas. These increases were partially offset by a decrease of R$218.9 million in other operation revenues.

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 30.7%, or R$1,026.6 million, in 2014, due to an increase of 24.9% in the average tariff paid by Final Customers and an increase of 5.6% in the volume of energy sold to most classes of Final Customers.

The increase in the volume of energy sold to Final Customers in 2014 compared with 2013 reflected an increase in the number of Final Customers in each category:

•        The volume of electricity sold to residential customers increased by 5.5% in 2014 compared to 2013. Of this increase, 3.5 p.p. was due to an increased number of customers and 1.5 p.p. was due to an increased average consumption per residential customer. This increase in consumption, in turn, was principally the result of the maintenance of the favorable economic conditions and higher temperatures in 2014.

•        The volume of electricity sold to industrial customers, including both captive customers and Free Customers, increased by 1.6% in 2014 compared with 2013, primarily due to the growth in industrial production in the beverage, wood products and paper & pulp sectors in the State of Paraná.

•        The volume of electricity sold to commercial customers increased by 7.8% in 2014 compared with 2013. This increase was mainly due to an increase of 9.1% in the number of commercial customers, as well as higher temperatures in 2014.

•        The volume of electricity sold to rural customers increased by 8.2% in 2014 compared to 2013. This increase is mainly due to the strong performance of agribusiness in the State of Paraná and an increase of 1.1% in the number of rural customers during the period.

Electricity Sales to Distributors. Our revenues from electricity sales to distributors increased by 126.2%, or R$2,438.5 million, to R$4,370.8 million in 2014 compared with R$1,932.3 million in 2013. This increase was mainly caused by an increase in our revenues for energy sold to distributors in the spot market (CCEE), which increased by R$2,439.0 million, or 445.0%, from R$548.1 million to R$2,987.1 million, mainly due to (i) the sale of energy generated by the Araucária Thermal Power Plant, which we had leased to Petrobras until January 31, 2014 (and we therefore did not recognize revenue for the sale of this energy in 2013) and (ii) higher prices of energy sold in the spot market (CCEE) in 2014 compared to 2013.

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid increased by 10.3%, or R$208.5 million, to R$2,237.5 million in 2014 compared with R$2,029.0 million in 2013. This increase was principally due to: (i) tariff increases applied by Copel Distribuição, (ii) growth of 5.3% in the volume of energy that passed through our distribution grid, and (iii) adjustment of the Permitted Annual Revenue of our transmission assets to reflect inflation and operations of new transmission assets.

Construction revenues. Our revenues from construction increased by 18.9%, or R$202.9 million, to R$1,279.0 million in 2014 compared with R$1,076.1 million 2013. This increase was mainly due to an increase in improvements we made to our distribution and transmission infrastructure in 2014, compared with 2013.

Revenues from Telecommunications. Revenues from our telecommunications segment increased by 17.1%, or R$24.2 million, to R$165.5 million in 2014 compared to R$141.3 million in 2013, primarily due to an increased number of customers. In 2014, the customer base increased by 173%, to 21,761 in December 2014 from 8,270 in December 2013.

Distribution of Piped Gas. Revenues from distribution of piped gas increased by 6.2%, or R$22.7 million, in 2014 compared to 2013, primarily due to a 7.0% tariff adjustment in March 2014.

Sectorial Financial Assets and Liabilities. In 2014, we recognized net revenue of R$1,033.9 million related to our sectorial financial assets and liabilities due to an amendment in 2014 to our distribution concession contract, which clarified that if this concession is extinguished for any reason, our Parcel A costs and certain other financial components that we have not recovered shall be recoverable through indemnification by the granting authority. A subsequent CVM resolution made the recognition of revenues related to these financial assets or liabilities mandatory.

Other Operating Revenues. Other operating revenues decreased by 75.9% or R$219.0 million, to R$69.3 million in 2014 compared with R$288.3 million in 2013, mainly due lower rental income due to the termination on January 31, 2014 of the lease agreement with Petrobras for Araucária Thermal Power Plant.

Cost of sales and services provided

Our costs of sales and services provided increased by 53.3% or R$4,301.0 million, to R$12,368.6 million in 2014 (including amounts recognized as other operating expenses) compared with R$8,067.6 million in 2013. The following were the principal factors in the increase of our costs of sales and services provided:

•        Electricity Purchased for Resale.Our costs for the energy we purchased for resale increased by 52.8%, or R$1,761.3 million, to R$5,097.7 million in 2014 compared with R$3,336.4 million in 2013. This increase was most significantly affected by higher energy acquisition costs from auctions in the regulated market arising from (a) increased prices for new agreements, (b) the effect of increased thermal power production on new and existing agreements and (c) inflation adjustments on existing agreements. This increase also reflected: (i) higher acquisition costs of energy in the spot market by our distribution business due to involuntary spot market exposure, which was partially offset by resources obtained from the CDE Account and ACR Account, which totaled R$1,253.4 million in 2014; and (ii) higher acquisition costs for energy purchased by our generation business due to reductions in guaranteed energy, reflecting poor hydrological conditions in 2014 compared to 2013.

•        Charge of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid decreased by 5.5%, or R$22.4 million, to R$384.9 million in 2014 compared with R$407.3 million in 2013, mainly due to EER resources of R$232.7 million from the CONER (Reserve Energy Account) refunded to us, partially offset by (i) increased costs arising from new transmission assets going into operation in 2014 and (ii) a 17.1% annual transmission tariff adjustment.

•        Accruals and Provisions. Accruals and provisions expenses increased by 503.4% or R$1,004.2 million in 2014, to R$1,203.7 million in 2014 compared with R$199.5 million in 2013. This increase was most significantly a result of the recognition of R$807.3 million in impairment of generation assets (particularly HPP Colíder), reflecting a reduction in expected future cash flows of these assets principally due to (a) delays in construction of projects, mainly due to environmental restrictions and (b) increased potential exposure to the spot market due to deteriorated hydrological conditions. This increase also reflected R$323.8 million in new litigation provisions in 2014, primarily in connection with labor claims.

•        Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases increased by 397.1%, or R$1,174.1 million, to R$1.469.8 million in 2014 compared with R$295.7 million in 2013. This increase resulted from the purchase of natural gas by Compagas, principally to supply the Araucária Thermal Power Plant.

•        Personnel and Management.Personnel and management expenses decreased by 4.0%, or R$43.5 million, to R$1,052.8 million in 2014 compared with R$1,096.3 million in 2013, mainly due to (i) a decrease in provisions for severance pay related to our retirement incentive program and (ii) a reduction in 0.6% in workforce provisions, partially offset by (a) an increase in profit sharing and (b) wage increases of 7.0% as of October 2013 and 7.5% as of 2014.

•        Material and Supplies for Power Electricity. These expenses increased 454.8%, or R$123.7 million, to R$150.9 million in 2014, compared to R$27.2 million in 2013, reflecting acquisition costs for coal for the Figueira Thermal Power Plant and natural gas for the Araucária Thermal Power Plant.

•        Construction Cost. Construction costs increased 18.2%, or R$197.6 million, to R$1,285.9 million in 2014 from R$1,088.3 million in 2013. This increase reflects costs incurred in connection with improvements we made to our distribution and transmission infrastructure in 2014.

•        Pension and Healthcare Plans.Pension and Healthcare expenses increased 14.4%, or R$25.4 million, to R$201.6 million in 2014, compared to R$176.2 million in 2013.

•        Material and Supplies. Materials and supplies expenses increased by 5.7%, or R$4.0 million, to R$74.4 million in 2014 compared with R$70.4 million in 2013.

•        Third-Party Services. Third-party services expenses increased 0.2%, or R$1.0 million, to R$424.5 million in 2014 compared with R$423.5 million in 2013, mainly due to lower expenses related to electrical system and consulting and audit services, partly offset by the higher costs in facility maintenance.

•        Other Costs and Expenses. Other costs and expenses increased by 14.2% or R$48.9 million, to R$392.5 million in 2014, compared with R$343.6 million in 2013. This increase was mainly due to higher expenses on taxes related to the State REFIS (Tax Debt Refinancing Program) and tax indemnifications.

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$160.0 million in 2014, an increase of 40.8% compared to R$113.6 million in 2013, mainly due to higher equity income registered by our joint ventures. Equity investment reflects the equity income or loss of our associates and joint ventures. In 2014, this positive net result was mainly due to: (i) income of R$60.8 million from Dominó Holdings; (ii) income of R$30.6 million from Matrinchã; (iii) income of R$15.9 million from Sanepar; (iv) income of R$15.8 million from Guaraciaba; (v) income of R$10.1 million from Dona Francisca Energética; (vi) income of R$8.5 million from Foz do Chopim; (vii) income of R$3.5 million from Integração Maranhense and (iii) income of R$3.2 million from Paranaíba. This income was partially offset by a loss of R$3.8 million from Sercomtel Telecomunicações.

Financial Results

We recognized R$147.7 million of net financial income in 2014, compared to a net financial income of R$280.3 million in 2013. Financial income increased by 6.5%, or R$42.1 million, in 2014 compared to 2013, primarily due to (i) increased inflation adjustments on accounts receivable related to our distribution concession, and (ii) increased income from financial investments, reflecting higher interest rates in the period.

Financial expenses increased by 46.9%, or R$174.7 million, in 2014 compared to 2013, to R$546.8 million in 2014 from R$372.1 million in 2013, mainly due to the increase in debt charges primarily related to a new debenture issuance in 2014, as well as inflation and interest rate adjustments.

Income Tax and Social Contribution

In 2014, we recognized income tax and social contribution expenses of R$522.0 million, reflecting an effective tax rate of 28.1% on our pretax income. In 2013, we recognized income tax and social contribution expenses of R$405.1 million, reflecting an effective tax rate of 26.9% on our pretax income.

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

Electricity Sales to Distributors. Our revenues from electricity sales to distributors increased by 19.0%, or R$308.8 million, to R$1,932.3 million in 2013 compared with R$1,623.5 million in 2012. This increase was mainly caused by: (i) an increase in our revenues for energy sales to distributors in the spot market (CCEE), which increased by R$299.4 million, or 136.0%, from R$220.2 million to R$519.6 million, mainly due to higher prices paid by distributors for energy sold in the spot market (CCEE), and (ii) the increased volume of bilateral agreements which increased by 282.2% in 2013 compared to 2012, from 1,367 GWh to 5,233 GWh. This increase was partially offset by lower revenue from auctions in the regulated market, due to the maturity of long-term agreements in the regulated environment.

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid decreased by 28.3% or R$801.6 million, to R$2,029.0 million in 2013 compared with R$2,830.6 million in 2012. This decrease was principally due to: (i) the annual tariff revision issued by ANEEL in June 2012, which reduced the percentage of revenues we book as charges for use of the distribution grid, compared to the percentage of revenues we book as electricity sales to final customers; (ii) the renewal of our main transmission concession under the 2013 Concession Renewal Law, the result of which was a decrease of approximately R$188.7 million in our annual permitted revenue; and (iii) a periodic downward tariff revision of 0.7% on June 24, 2012 for the use of our distribution grid. These decreases were partially offset by an increase of 4.2% in our revenues from use of the distribution grid, due to an increase in the volume of energy that we distributed to final customers.

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

Other Operating Revenues. Other operating revenues increased by 35.2% or R$75.0 million, to R$288.3 million in 2013 compared with R$213.3 million in 2012, mainly attributable to: (i) higher rental income from UEG Araucária, since part of the lease payment is variable, depending on how much energy UEG Araucária produces, and production increased in 2013 compared to 2012;(ii) revenue from financial compensation for unavailability of energy by certain generation companies of the increased cost of energy acquired by Copel Distribuição in the spot market after these generation companies failed to supply energy pursuant to sales agreements.

Cost of sales and services provided

Our costs of sales and services provided increased by 7.6% or R$566.8 million, to R$8,067.6 million in 2013 (including amounts recognized as other operating expenses) compared with R$7,500.8 million in 2012. The following were the principal factors in the increase of our costs of sales and services provided:

•        Electricity Purchased for Resale. Our costs for the energy we purchased for resale increased by 18.8%, or R$528.7 million, to R$3,336.4 million in 2013 compared with R$2,807.7 million in 2012. This increase was mainly due to higher acquisition costs from auctions in the regulated market, from Itaipu (partially as a result of the appreciation in U.S. dollar), and in bilateral agreements, motivated by (i) higher costs from thermal power agreements, and (ii) inflation adjustments in long-term energy supply agreements. Costs from energy purchases in the spot market were partially offset by CDE funds, which totaled R$294.1 million in 2013.

•        Charge of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid decreased by 47.3%, or R$365.1 million, to R$407.3 million in 2013 compared with R$772.4 million in 2012, mainly due to lower costs from charges for the use of the transmission system as a whole as a result of the 2013 Concession Renewal Law. In addition, we received R$319.6 million in CDE funds in 2013 to offset these costs.

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

•        Third-Party Services. Third-party services expenses increased 3.6%, or R$14.6 million, to R$423.5 million in 2013 compared with R$408.9 million in 2012, mainly due to higher expenses related to facilities maintenance, communications and data processing. This increase was partially offset by a decrease in the cost of consulting services.

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

Liquidity and Capital Resources

Our principal liquidity and capital requirements are to finance the expansion and improvement of our distribution and transmission infrastructure and to finance the expansion of our generation facilities. Our other principal uses of cash are to dividends payments and debt servicing. Capital expenditures were R$2,464.5 million in 2014 and R$1,955.4 million in 2013. The following table sets forth a breakdown of our capital expenditures for the periods indicated.

	Year ended December 31,
	2014	2013	2012
	(R$ million)
Generation and transmission	758.4	478.7	988.2
Distribution	857.7	816.5	809.0
Telecom	107.5	74.1	79.9
Investment of associates and joint ventures	628.6	519.3	57.3
Araucária Thermoelectric Plant	32.7	19.4	1.7
Compagas	79.1	42.1	31.1
Elejor	0.5	5.3	2.3
Total	2,464.5	1,955.4	1,969.5

Our total budgeted capital expenditures for our wholly-owned subsidiaries for 2015 is R$2,476.9 million, of which:

•        R$1,042.2 million is for generation and transmission, including R$345.1 million for the construction of the Colíder Hydroelectric Plant and R$158,5 million for the construction of the Baixo Iguaçu Hydroelectric Plant;

•        R$784.7 million is for distribution;

•        R$107.7 million is for our telecommunication business;

•        R$536.8 million is for new businesses.

Our following subsidiaries also budgeted their own capital expenditures for 2015, as described below:

•        Compagas: R$80.9 million;

•        Araucária: R$26.0 million; and

•        Elejor: R$12.3 million.

Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2014 was our operating activities. Net cash provided by operating activities was R$1,091.4 million in 2014, compared with R$1,337.6 million in 2013. In 2015, we expect to finance our liquidity and capital requirements primarily with cash provided by our operations and through debt financing from BNDES and in the Brazilian capital markets.

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

ANEEL’s regulations require prior approval from ANEEL for any transfer of funds from our subsidiaries to us in the form of loans or advances. ANEEL approval is not required for cash dividends, as long as cash dividends do not exceed a dividend threshold (“Dividend Threshold”) equal to the greater of adjusted net income or income reserves available for distribution. The Dividend Threshold is established by Brazilian Corporate Law.

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

Like other state-owned companies, we are subject to certain CMN restrictions on our ability to obtain financing from domestic and international financial institutions. CMN restrictions could limit our ability to accept bank financing but do not affect our ability to access the Brazilian and international capital markets, and do not restrict our access to banking financing for the purpose of repaying or refinancing debt.

Our total outstanding loans and financing (including debentures) at December 31, 2014 totaled R$6,054.4 million. Approximately R$71.2 million of the total debt outstanding at December 31, 2014 was denominated in U.S. dollars. For more information on the terms of these loans and financings, including reference to their specific maturity dates and interest rate structure,  see Notes 22 and 23 to our consolidated financial statements. Our major loans and financing arrangements are:

Banco do Brasil:

•        We have R$1,558.5 million of outstanding debt with Banco do Brasil (not including the debentures listed above), consisting of financings we contracted to pay debentures issued in 2002, 2005 and 2006, as well as a September 2010 fixed-rate credit agreement.

Debentures:

•        On October 30, 2012, Copel Distribuição issued R$1,000.0 million in five-year non-convertible debentures, all of which were subscribed for by Banco do Brasil S.A. These debentures have an interest rate equal to CDI + 0.99% per year, with semiannual interest payments. As of December 31, 2014, we had an aggregate balance of R$1,019.0 million of debt related to this issuance;

•        On May 2014, Copel Holding issued R$1,000 million of non-convertible debentures, with an interest rate of 115.5% of the CDI index per year and with a five year maturity and payment of interest on a semester basis. As of December 31, 2014, we had an aggregate outstanding balance of R$1,010.5 million; and

•        On June 10, 2014, the Copel Brisa Potiguar wind farms issued R$330.0 million in non-convertible debentures, guaranteed by Copel holding, with an interest rate of CDI index plus 0.9% per year, with a 12-month maturity. Out of this total, R$150.0 million have been used to repay promissory notes issued in connection with this project. As of December 31, 2014, we had an aggregate balance of R$350.3 million of outstanding debt related to these debentures.

BNDES

•        In December 2013, we received approval for the BNDES financing of HPP Colíder in an aggregate amount of R$1,041.2 million. As of December 31, 2013, we had received R$840.1 million of this amount, with the remaining disbursements to be made in accordance with the construction schedule. Additionally, BNDES approved to finance the Cerquilho III transmission substation in the amount of R$17.0 million, which was disbursed in a single installment. As of December 31, 2014, the aggregate outstanding balance of these two contracts totaled R$868.1 million;

•        BNDES has provided a loan to Copel of R$339 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES and Banco do Brasil until full repayment of the loan. As of December 31, 2014, we had an aggregate of R$298.4 million in outstanding debt with BNDES and Banco do Brasil under this facility;

•        We have R$130.8 million in outstanding debt with Eletrobras (i) for the Salto Caxias plant and (ii) under government programs to finance distribution projects;

•        On September 2014, BNDES approved to finance the improvement of the distribution system of the greater Curitiba area. We have obtained a R$100.0 million funding on December 2014 and as of December 31, 2014, we had an aggregate outstanding balance of R$100.1 million;

•        In September 2012, we entered into a financing contract with BNDES in the total value of R$73.1 million for the construction of SHP Cavernoso II. As of December 31, 2014, we had an aggregate balance of R$67.7 million of outstanding debt related to this contract; and

•        In December 2011 we entered into a financing contract with BNDES in the total value of R$44.7 million for the construction of Transmission Line Foz do Iguacu - Cascavel Oeste, with a 14 years term. As of December 31, 2014, we had an aggregate of R$36.3 million in outstanding debt.

FINEP

•        In November 2010, a loan agreement in amount of R$52.2 million was signed by Copel Telecomunicações S.A. to partially support the BEL – Extra Broadband project. As of December 31, 2014, we had an aggregate outstanding balance of R$33.2 million.

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

Contractual Obligations

In the table below, we set forth certain of our contractual obligations as of December 31, 2014, and the period in which such contractual obligations come due.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ million)
Contractual obligations:
Loans and financing	5,329.9	1,092.3	1,281.1	904.6	2,051.9
Debentures	3,388.6	708.3	1,884.3	796.0	-
Suppliers(1)	1,507.7	1,475.6	32.1	-	-
Purchase obligations(2)	117,586.2	4,565.4	9,412.9	10,511.3	93,096.6
Concession payments(3)	2,319.6	55.9	122.7	134.9	2,006.1
Eletrobras ‒ Itaipu	10,327.0	1,163.8	1,931.2	2,221.6	5,010.4
Post-employment benefits(4)	7,947.4	459.9	923.1	874.3	5,690.1
Total	148,406.4	9,521.2	15,587.4	15,442.7	107,855.1

(1) Mainly consists of gas supplied by Petrobras to the Araucária Thermoelectric Plant.

(2) Consists of binding power purchase commitments.

(3) Payments to the federal government arising from Elejor, Mauá, Colíder, Cavernoso, Apucaraninha, Chopim I, Chaminé, Rio Jordão and Baixo Iguaçu facilities concession agreement.

(4) For more details, see Note 24 to our consolidated financial statements.

We are also subject to risks with respect to tax, labor and civil claims and have provisioned R$1,546.6 million for accrued liabilities for legal proceedings related to these claims as of December 31, 2014. For more information, see “Item 8. Financial Information—Legal Proceedings” and Notes 15 and 29 to our consolidated financial statements.

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

The terms of the current members of the Board of Directors expire in April 2015. The current members are as follows:

Name	Position	Since
Fernando Xavier Ferreira	Chairman	2015
Luiz Fernando Leone Vianna	Director	2015
Marlos Gaio	Director	2015
Mauro Ricardo Machado Costa	Director	2015
José Richa Filho	Director	2011
Mauricio Borges Lemos	Director	2013
Carlos Homero Giacomini	Director	2011
Hélio Marques da Silva	Director	2015
Vacant	Director	-

The following are brief biographies of the current members of our Board of Directors:

Fernando Xavier Ferreira. Mr. Ferreira is 66 years old. He received a degree in Electrical Engineering - Telecommunications from Pontifícia Universidade Católica do Rio de Janeiro - PUCRJ (1971) and took an additional management training course from Shool of Business Administration, from Western Ontario University (Canadá) (1982). Previously, Mr. Ferreira was the chairman of the Board of Directors of Companhia Paranaense de Energia – Copel and served  as a member of the Superior Strategic Council of Federação das Indústrias do Estado de São Paulo - Fiesp; of the Board of Directors of Centro Educacional João Paulo II; of the Council of Associação Amigos do Hospital das Clínicas; and as a member of the Board of Directors of several other companies. He also took positions as Chief Executive Officer of Telecomunicações do Paraná S.A. - Telepar; as the Brazilian General Director of Itaipu Binacional, in Grupo Telefônica in Brazil and at Telecomunicações Brasileiras S.A. – Telebras. Mr. Ferreira also served as an Executive Secretary of the Brazilian Ministry of Communications and as a Professor of Microwaves and Electromagnestism at the Department of Electrical Engineering of Universidade Federal do Paraná. He was also a member of the Latin American Comittee  of New York Stock Exchange - NYSE (USA) and the Chairman of the Superior Council of Infrastructure at Federação das Indústrias do Estado de São Paulo – Fiesp.

Luiz Fernando Leone Vianna. Mr. Vianna is 63 years old. He received a degree in Business Management (1974) and in Electrical Engineering (1978) from Universidade Federal do Paraná - UFPR. He has a specialization course in hydro power generation; a post-graduate course in Materials for Electric Equipment from Universidade Federal do Paraná - UFPR(1992), specialization courses in Maintenance Management (Eletrobras) (1984) and in Power Plant Maintenance (Eletrobras) (1982). He is currently a member of our Board of Directors and has been our Chief Executive Officer since January 1, 2015. Previously, he served as an advisor at the Fórum de Meio Ambiente do Setor Elétrico- FMASE; as a founding member of the Brazilian Electric Sector Committee and as vice-chairman of the Advisory Council of the Empresa de Pesquisa Energética- EPE/Concepe. Mr. Vianna was also the chairman of the Board of Directors (from 2001 to 2003) and advisor to the Associação dos Produtores Independentes de Energia Elétrica- Apine; a member of the Environmental Council of the Brazilian Industry National Confederation - CNI; a consultant at Vianna Consultoria Ltda. the Chief Institutional Relations Officer at Copel (from January 2002 to December 2002) and the Chief Executive Officer at Copel Geração S.A. (1999 to 2002). He was also a member of the Conselho Paranaense de Recursos Hídricos, of the Mercado Atacadista de Energia- MAE and of Administradora do Mercado Atacadista de Energia– Asma as well as the Chief Executive Officer of Duke do Brasil.

Marlos Gaio. Mr. Gaio is 41 years old. Lawyer, Mr. Gaio has a Specialization in Fiscal Planning from Instituto Internacional de Educação e Gerência - Iege (2004) and a Specialization in Business Law from Pontifícia Universidade Católica do Paraná (2002). Mr. Gaio held important positions throughout his professional career: he was member of the Governance Comission of State-Owned Companies, of Instituto Brasileiro de Governança Corporativa - IBGC (2008-2009); member of the Board of Directors of Centrais Elétricas do Rio Jordão S.A. - Elejor (2007-2008); Chairman of the Oversight Board of Fundação Copel de Previdência e Assistência Social (2006-2010); Chief Official of the Societary Management Office of Copel (2005-2011); having also carried out juridical activities in several areas of Copel. Currently he is also lawyer, founding partner and Executive Officer of Gaio & Flor Junior Advogados Associados (2001-present); and founding partner and business manager of FBG Participações e Administração de Imóveis Ltda. (2010-present). Marlos Gaio has been a member of the Board of Directors since April 2015.

Mauro Ricardo Machado Costa. Mr. Costa is 53 years old. He received a degree in Business Management and in Public Management from Fundação Getúlio Vargas – FGV. He is currently a member of our Board of Directors and the Secretary of Treasury for the State of Paraná. Previously, he served as Municipal Secretary of Treasury for the city of Salvador; as a fiscal audit of the Brazilian Federal Revenue; the Secretary of Treasury for the State of São Paulo (2007-2010); Secretary of Finance for the city of São Paulo (2005-2006 and 2011-2012); Chief Executive Officer of Fundação Nacional de Saúde - Funasa; chief executive officer of Companhia de Saneamento de Minas Gerais - Copasa; and chief official of the Zona Franca de Manaus – Suframa.

José Richa Filho. Mr. José Richa is 52 years old. He has a bachelor’s degree in civil engineering from Universidade Católica do Paraná and a graduate degree in public management from Sociedade Paranaense de Ensino e Informática. Previously, Mr. José Richa was Chief Administrative and Financial Officer at the Departamento de Estradas de Rodagem ‒ DER-PR (State Body for Roads); Chief Administrative and Financial Officer at Agência de Fomento do Paraná S.A. (State Development Agency); and Management Secretary of the Municipality of Curitiba. Mr. José Richa was appointed by the State of Paraná.

Maurício Borges Lemos. Mr. Lemos is 65 years old. He has a degree in Economics from Universidade Federal de Minas Gerais and a Doctorate and a Master’s degree in Economics from Universidade Estadual de Campinas - Unicamp. Mr. Lemos is currently a chief officer in the areas of management, finance and indirect operations at Banco Nacional de Desenvolvimento Econômico e Social - BNDES. Previously, Mr. Lemos acted as a member of Copel’s Board of Directors (2003) and as the Municipal Secretary responsible for the Coordination of the Social Politics of the city of Belo Horizonte, in Minas Gerais (2001-2002). Mr. Lemos was appointed by BNDES Participações S.A. – BNDESPAR.

Carlos Homero Giacomini. Mr. Giacomini is 61 years old. He has a master’s degree in Public Health form Universidade Estadual de Londrina – UEL; a specialization in Pediatrics, with residency at Hospital Evangélico do Paraná and a degree in Medicine from Faculdade Evangélica de Medicina do Paraná. Mr. Giacomini was Chairman of Instituto Municipal de Administração Pública - Imap; Municipal Secretary of Planning and Coordination at Curitiba Municipality; Director at Hospital Oswaldo Cruz; Director of Planning and Chief Official at Imap; Chairman at Instituto de Previdência dos Servidores do Município de Curitiba - IPMC; and Municipal Secretary of Human Resources at Curitiba Municipality. Mr. Giacomini was appointed by the State of Paraná.

Hélio Marques da Silva. Mr. Silva is 53 years old. With a degree in Law, Mr. Silva works as an Industrial Technician of Electrotechnics at Copel. He has held positions throughout his career in the Company, such as maintenance technician (1993-2005); maintenance mechanic (1993); trainee mechanic (1991-1993); and security guard (1987-1991). Hélio Marques da Silva has been a member of Copel's Board of Directors since April 2015.

Board of Executive Officers

Our Board of Executive Officers meets every two weeks  and is responsible for the daily management of the Company. Each Executive Officer also has individual responsibilities established by our bylaws.

According to our bylaws, our Board of Executive Officers consists of five members. The Executive Officers are elected by the Board of Directors for three-year terms but may be removed by the Board of Directors at any time. Under the Shareholders’ Agreement, BNDESPAR has the right to appoint one member to the Board of Executive Officers. The terms of the current members of the Board of Executive Officers expire in December 2017. The current members are as follows:

Name	Position	Since
Luiz Fernando Leone Vianna	Chief Executive Officer	2015
Marcos Domakoski	Chief Business Management Officer	2013
Luiz Eduardo da Veiga Sebastiani	Chief Financial and Investor Relations Officer	2015
Jonel Nazareno Iurk	Chief Business Development Officer	2013
Cristiano Hotz	Chief Institutional Relations Officer	2015

The following are brief biographies of the current members of our Board of Executive Officers:

Luiz Fernando Leone Vianna. Mr. Vianna has been our Chief Executive Officer since January 1, 2015. For biographical information regarding Mr. Vianna, see “Board of Directors”.

Marcos Domakoski. Mr. Domakoski is 62 years old. Civil Engineer, Mr. Domakoski has a Master degree in Management. He is currently the Chief Corporate Business Management Officer of Copel and the Chairman of the Board of Directors at Copel Geração e Transmissão S.A. (since 2013); Vice-president of Movimento Pro-Parana (since 2012); Permanent member of the Higher Council of Associação Comercial do Paraná - ACP (since 2004); Signatory of the UN Global Compact (since 2003); Member of the Board of Directors at Instituto de Tecnologia para o Desenvolvimento - Lactec (since 1998). Previously, Mr. Domakoski acted as Chief Business Management Officer at Companhia Paranaense de Energia - Copel; Member of the Board of Directors at Banco Regional de Desenvolvimento do Extremo Sul - BRDE (2003-2004); Chief Executive Officer at Associação Comercial do Paraná (2000-2004); Member of the Board of Directors at Instituto Brasileiro de Qualidade e Produtividade - IBQP (2000-2004); Chief Administrative and Financial Officer at Cia. Melhoramentos de São Paulo - Indústria de Papel (1986-1987) and Chief Financial Officer at Santa Maria Cia. de Papel e Celulose (1984-1986); Vice-president at Rio Branco Cia. de Seguros (1982-1983); and Professor at Universidade Federal do Paraná (1981-2009).

Luiz Eduardo da Veiga Sebastiani. Mr. Sebastiani is 53 years old. He received a degree in Economy from Universidade Federal do Paraná - UFPR, and a post-graduate degree in Economic Theory from Universidade Estadual de Campinas - UNICAMP (1988). Mr. Sebastiani is currently the Chief Financial and Investor Relations Officer of Companhia Paranaense de Energia - Copel. He held important positions throughout his professional career as a Secretary of Treasury for the State of Paraná (2014); Member of the Board of Directors at Copel (2014); Chief Financial and Investor Relations Officer at Copel (2013-2014); Chief of Staff of Paraná State Government (2012); Member of the Fiscal Council at Copel (2011-2012); Member of the Fiscal Council at Companhia de Saneamento do Paraná - Sanepar (Sanitation Utility Company) (2011-2012); Secretary of Management and Provision for the State of Paraná (2011-2012); Municipal Secretary of Finance in Curitiba (2005-2010); Member of the Board of Directors at Companhia de Habitação de Curitiba - Cohab - CT (2005-2010); Chief Transport Officer and Chairman of the Board of Directors at Urbanização de Curitiba S.A. - Urbs (2005); Board member and State of Paraná representative at the Conselho Federal de Economia - Cofecon (Federal Economy Council), where he was the Chairman of the Budget Commission (2001-2002); and Head of the Conselho Regional de Economia do Paraná - Corecon-PR (Regional Economy Council - State of Paraná).

Jonel Nazareno Iurk. Mr. Iurk is 61 years old. Mr. Iurk has a master’s degree in Soil Science and in River Basin Management from the Universidade Federal do Paraná (2005); a specialization degree in Management and Environmental Engineering from Universidade Estadual do Paraná (1999), and bachelor’s degrees in Mathematics (1975) and in Civil Engineering (1978) from Universidade Estadual de Ponta Grossa. Mr. Iurk is currently the Chief Business Development Officer of Copel and the Chairman of the Board of Directors of Copel Renováveis S.A. Previously, he acted as Chief Environment and Corporate Citizenship Officer (Meio Ambiente e Cidadania Empresarial) of Copel (2012-2013); Secretary of Environment and Water Resources for the State of Paraná (2011-2013); Executive Technical Officer of ECOBR - Engenharia e Consultoria Ambiental (2002-2010); Chief Officer of Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis - Ibama for the State of Paraná (1995-1999); Environmental Sanitation Coordinator of Coordenação da Região Metropolitana de Curitiba - Comec (1994); and Operational Development Engineer and Coordinator of Rural Sanitation and Environmental Studies of  Sanepar (1992-2002).

Cristiano Hotz. Mr. Hotz is 42 years old. He received a degree in Law from Pontifícia Universidade Católica do Paraná – PUC/PR and took a Specialization Course in Constitutional Law from ABDConst - Curitiba - PR, He is currently the Chief Institutional Relations Officer of Companhia Paranaense de Energia - Copel. Mr. Hotz held important positions throughout his professional career: he was Member of the Board of Directors at Elejor - Centrais Elétricas do Rio Jordão S.A. (2014); Alternate Member of the Board of Directors at Dominó Holdings S.A. (2014); Advisor to the Governor of the State of Paraná (2011-2014); Member of the Electoral Law Commission of the Bar Association of the State of Paraná (OAB/PR) (2011-2014); Alternate Member of the Fiscal Council at Fomentos Paraná - Agência de Fomento do Paraná (2011); Electoral Law Professor at the Escola Superior de Advocacia (ESA - OAB/PR) (2006-2008); Attorney General of the City of Pontal do Paraná, State of Paraná (2005); Assistant to the Secretary of Finance of the city of Curitiba (2002-2004); Chief of Staff for the Government Office at Curitiba Municipality (2000-2002); Founding member of the Instituto Paranaense de Direito Eleitoral - Iprade; Chairman of the 6th Trial Group of the Court of Ethics and Discipline at OAB/PR; Member of Special Trial Chamber of the Court of Ethics and Discipline at OAB/PR; and Member of the Research Group on the Masters in Business Law and Citizenship at Unicuritiba: Civil and Environmental Responsibility from the Civil and Constitutional Perspective.

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

The following table lists the current and alternate members of the Fiscal Council, who were appointed at the 60th annual shareholders’ meeting held on April 23, 2015, and whose terms expire in April 2016.

Name	Since
Joaquim Antonio Guimarães de Oliveira Portes – Chairman	2011
George Hermann Rodolfo Tormin	2015
Nelson Leal Junior	2015
Massao Fabio Oya	2015
João Carlos Flor Junior	2015
Alternates	Since
Osni Ristow	2011
Roberto Brunner	2011
Gilmar Mendes Lourenço	2013
Jorge Michel Lepetier	2015
Vinícius Flor	2015

Audit Committee

Pursuant to Rule 10A-3 under the Securities Exchange Act and our bylaws, our Audit Committee is composed of at least three members of our Board of Directors, each of whom serves a term of two years, and may be re-elected. Pursuant to the Audit Committee charter, the Audit Committee members are appointed by, and may be replaced by, a resolution taken by our Board of Directors. Since April 24, 2014, the members of the Audit Committee are Mr. José Richa Filho and Carlos Homero Giacomini. There is a vacant position in the Audit Committee. All of the members of the Audit Committee are members of our Board of Directors. The Audit Committee is responsible for helping to prepare our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the effectiveness of our internal control and risk management procedures and staff.

Under Brazilian Corporate Law, the function of hiring independent auditors is reserved for the board of directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Securities Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to us or our subsidiaries. Except in these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies.

Compensation of Directors and Officers

For the year ended December 31, 2014, the aggregate amount of compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Fiscal Council was R$8.5 million, of which 81.4% was for our Board of Executive Officers, 12.5% was for our Board of Directors, and 6.1% was for our Fiscal Council, as approved by our 59th annual shareholders’ meeting held on April 24, 2014.

We have no service contracts with our directors providing for benefits upon termination of employment.

Employees

At December 31, 2014, we had 8,592 employees, compared to 8,647 employees at December 31, 2013 and 9,468 employees at December 31, 2012. Including employees at Compagas, Elejor and UEG Araucária Ltda. (companies in which we have a majority stake) we had 8,772 employees by the end of 2014.

The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
Area	2014	2013	2012
Generation and transmission	1,554	1,448	1,188
Distribution	6,071	6,069	6,241
Telecommunications	601	360	340
Corporation staff and research and development	329	755	1,668
Other employees	37	15	31
Total employees of Copel wholly-owned subsidiaries	8,592	8,647	9,468
Compagas	160	152	143
Elejor	7	8	8
Araucária	13	10	10
Total	8,772	8,817	9,629

All of our employees are covered by collective bargaining agreements that we renegotiate annually with the unions that represent the various employee groups. In 2014, we negotiated and signed labor agreements with the unions representing our employees. These new bargaining agreements became effective in October and will be in place for a one-year term. We agreed to salary increases of 7.5% in 2014 compared to 2013 salaries.

We provide a number of benefits to our employees. The most significant is our sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2014, approximately 99% of our employees had elected to participate in a defined contribution plan.

In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement between an employee committee and us. An employee’s receipt of compensation is conditioned on the company meeting certain benchmarks described in the above-mentioned agreement, as confirmed in our published year-end financial statements. The amount of profit-sharing distributions provisioned and approved for the 2014 fiscal year was R$93.2 million. The amount of profit-sharing distributions accrued and approved for the 2013 fiscal year (including Compagas) was R$80.0 million. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

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

On November 1, 2013, we launched another retirement incentive program (“PDI”), in which an employee who had worked at least 20 years at Copel and was at least 55 years of age could join. The deadline for joining this program( which is still in force) is the end of the month following the date on which the employee qualifies under the following requirements: 55 years of age and a contribution period to INSS equal to or greater than 35 years for men and 30 years for women, and the deadline for opting out is up until 60 days after the accession date. Until 2014, 265 people opted out at a total cost of R$35.2 million.

Share Ownership

As of March 31, 2015, board members and executive officers held, collectively, directly or indirectly, less than 1.0 % of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. At December 31, 2014, the State of Paraná directly owned 58.6% of the Common Shares, and BNDESPAR owned directly 26.4% of the Common Shares. The State of Paraná does not have any different voting rights, but as long as it holds a majority of our Common Shares, it will have the right elect a majority of our directors. The following table sets forth certain information regarding the ownership of our Common Shares at December 31, 2014.

Shareholder	Common shares
	(thousands)	(% of total)
State of Paraná	85,029	58.6
BNDESPAR	38,299	26.4
Eletrobras	1,531	1.1
Public Float – ADSs	815	0.6
Public Float – BM&FBovespa	19,060	13.1
Other	297	0.2
All directors and officers as a group(1)	-	–
Total	145,031	100.0

 (1) Our directors and officers hold an aggregate of  9 Common Shares.

The following table sets forth certain information regarding the ownership of our Class B Shares at December 31, 2014.

Shareholder	Class B Shares
	(thousand)	(% of total)
State of Paraná	–	–
BNDESPAR	27,282	21.3
Eletrobras	–	–
Traded as ADSs	45,768	35.6
Traded in the BM&FBovespa Market	55,065	43.0
Other	129	0.1
All directors and officers as a group	–	–
Total	128,244	100.0

As of March 31, 2015, 3.0% of the Common Shares and 19.3% of the Class B Shares were held by 274 holders that reside in the United States and have registered with the Companhia Brasileira de Liquidação e Custódia (“CBLC”). At the same date, the ADSs represented 0.1% of the Common Shares and 36.1% of the Class B Shares, and together, approximately 17.3% of our total share capital. By March, 2015, our shareholders had voted to convert 1,411 Class A Shares into Class B shares. For the last three fiscal years, we had no changes in the amount of our issued corporate capital, in the number of our shares or any changes in the voting rights of our shares.

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

Transactions with Shareholders

The following summarizes the most significant transactions with our principal shareholders:

Government of the State of Paraná

The State of Paraná owns 58.6% of our Common Shares. We had accounts receivable from the government of the State of Paraná under the CRC Account agreement in the amount of R$1,344.1 million at December 31, 2014. The outstanding balance bears interest of 6.7% per year and is adjusted in accordance with the IGP-DI inflation index. We recorded interest income and monetary variation receivable from the government of the State of Paraná under the CRC Account of R$157.4 million in 2014. For more information, see “Item 5. Operating and Financial Review and Prospects—Overview—Impact of the CRC Account”. We also had ICMS payables in the amount of R$85.7 million as of December 31, 2014. ICMS expenses during 2014 amounted to R$2.6 billion.

BNDES and BNDESPAR

BNDESPAR, a wholly-owned subsidiary of BNDES, owns 26.4% of our Common Shares and has the right to appoint two members to our Board of Directors. BNDES has granted us loans to finance the construction of generation and transmission facilities. As of December 31, 2014, we had an aggregate of R$1,526.1 million in outstanding debt with BNDES under these facilities.

Fundação Copel

Fundação Copel is a closed pension fund sponsored by Copel, Compagas and other entities that runs and operates benefit plans, welfare and social assistance. In 2014, Copel made payments to Fundação Copel consisting of: (i) rental in amount of R$11.1 million and (ii) R$201.5 million for expenditure on pension and welfare plans.

Transactions with Affiliates

Dona Francisca Energética S.A.

We own 23.0% of the total issued and outstanding share capital of Dona Francisca Energética S.A. We had accounts payable in the amount of R$6.5 million as of December 31, 2014. We provided guaranties to Dona Francisca in connection with loans obtained from Banco Bradesco S.A., and to BNDES, in an amount proportionate to our interest in Dona Francisca. The outstanding balance of the loans and financing was R$1.2 million as of December 31, 2014.

We have a power purchase agreement with Dona Francisca, valued at R$72.0 million annually, which obligates Copel Geração e Transmissão to purchase 100.0% of the energy generated at Dona Francisca until March 2015.

Item 8. Financial Information.

See pages F-1 through F-119.

Legal Proceedings

We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our consolidated financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur in connection with pending litigation. At December 31, 2014, our provisions for such risks were R$1,546.6 million, which we believe to be sufficient to meet probable and reasonably estimated losses in the event of unfavorable rulings relating to the legal proceedings in which we are a party. However, we cannot assure you that these provisions will be sufficient.

As of December 31, 2014, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims that cannot be evaluated in the current stage of proceedings, classified as possible losses, was approximately R$2,738.8 million, of which R$558.9 million correspond to labor claims; R$107.1 million to employee benefits; R$18.5 million to regulatory claims; R$698.1 million to civil claims; and R$1.356.2 million to tax claims. For more information, see Note 29 to the consolidated financial statements.

ANEEL Determinations

We are contesting a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2014, approximately R$1,737 million in relation to energy purchased from Itaipu during the energy rationing period that occurred in 2001, when there was a significant difference between the purchase price of Itaipu energy and energy sold in the spot market. Our management believes that losses resulting from the final ruling of this claim are remote and therefore we have no provision relating to this matter. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2014, we had provisions of R$41.9 million to cover probable losses related to these other lawsuits.

Tax and Social Contribution Claims

During the second half of 2010, two lawsuits were decided before the Federal Regional Court (Tribunal Regional Federal) in favor of the federal government, reversing the prior judgment that recognized our immunity regarding the payment of COFINS tax. As a result, the Federal Internal Revenue Service (Receita Federal) issued an infraction notice demanding the payment of COFINS tax from the periods between August 1995 and December 1996, and between October 1998 and June 2001. As of December 31, 2014, we had provisioned R$61.0 million and R$193.4 million for each period, respectively, for a total provision of R$254.4 million to cover probable losses related to these lawsuits.

We are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions for the period between 2000 and 2006. In these proceedings, we estimate the value of our probable loss to be R$39.3 million.

Labor Related Claims

We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2014, we have provisioned R$326.3 million to cover probable losses related to these lawsuits.

Regulatory

We are disputing certain regulatory and legal proceedings in connection with ANEEL’s allegations that we violated regulatory standards. As of December 31, 2014, we have provisioned R$58.4 million to cover probable losses related to these proceedings.

Additional Claims

We are party to several lawsuits related to accidents involving equipment used in our electricity transmission and distribution grids, vehicle accidents and lawsuits for recovery of commissions by Tradener (more information see Note 29.1(e) of our consolidated financial statements). As of December 31, 2014, we have provisioned R$256.2 million to cover probable losses related to these lawsuits.

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

We filed a lawsuit in November 2005 in the local courts in Curitiba seeking to annul the decision of the arbitration panel. Subsequently, Rio Pedrinho and Salto Natal filed judicial enforcement proceedings seeking to require that we pay them the awards granted by the arbitration. Copel presented before judicial courts letter of guaranties in order to guarantee eventual payments due to Rio Pedrinho and Salto Natal. The chance of losses under this proceeding remains classified as probable as plaintiffs are still seeking to enforce R$28.3 million against us. As of December 31, 2014, we had provisions of R$60.7 million to cover probable losses related to this proceeding.

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

As of December 31, 2014, we had provisions of R$349.1 million to cover probable losses related to this proceeding.

We are party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines. As of December 31, 2014, we have provisioned R$25.4 million to cover probable losses related to these lawsuits.

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

In accordance with Brazilian Corporate Law, we must maintain a legal reserve, to which we must allocate a minimum of 5% of our net profits for each fiscal year until such reserve reaches an amount equal to 20.0% of our capital stock (calculated in accordance with Brazilian Corporate Law). However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders in a shareholders’ meeting and may be used only for the increase of our capital stock or compensation of losses. At December 31, 2014, our legal reserve was R$685.1 million, or approximately 9.9% of our capital stock at that date.

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

The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity for the periods indicated.

Year	Payment date	Distribution (R$ thousands)	Payment per share (R$)
			Common	Preferred A	Preferred B
2010	May 2011	281,460	0.98027	2.52507	1.07854
2011	May 2012	421,091	1.46833	2.52507	1.61546
2012	May 2013	268,554	0.93527	2.52507	1.02889
2013	May 2014	560,537	1.95572	2.52507	2.15165
2014(1)	June 2015	622,523	2.17236	2.52507	2.39000

(1) Anticipation of part of Dividends and Interest on Equity – JCP in November 2014 (R$350.8 million in dividends and R$30.0 million in Interest on Equity).

The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity, translated into US$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (US$ thousands)	Payment per thousand shares (US$)
			Common	Preferred A	Preferred B
2010	May 2011	168,923	0.58833	1.51547	0.64731
2011	May 2012	224,486	0.78278	1.34613	0.86121
2012	May 2013	131,419	0.45768	1.23566	0.50349
2013	May 2014	239,280	0.83485	1.07789	0.91849
2014(1)	June 2015	234,366	0.81785	0.95063	0.89978

(1) Anticipation of part of Dividends and Interest on Equity – JCP in November 2014 (R$132.1 million in dividends and R$11.3 million in Interest on Equity).

Item 9.   The Offer and Listing

The principal trading market for the Class B Shares is the BM&FBovespa market, which is maintained by BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”). On March 31, 2015, approximately 2,530 shareholders owned our Class B Shares.

The following table sets forth the reported high and low closing sale prices for the Class B Shares on the São Paulo Stock Exchange for the periods indicated.

	Price per Class B Shares
	High	Low
	(R$)
2010	44.60	33.00
2011	46.50	31.93
2012	48.29	26.40
2013	37.01	26.21
1st Quarter	33.22	27.97
2nd Quarter	37.01	26.21
3rd Quarter	31.50	27.49
4th Quarter	33.40	29.85
2014	40.40	23.64
1st Quarter	31.05	23.64
2nd Quarter	34.99	29.30
3rd Quarter	40.40	27.96
4th Quarter	38.00	30.30
2015, up to April 14, 2015
1st Quarter	34.77	30.75
January	34.72	31.20
February	34.50	30.75
March	34.77	31.65
2nd Quarter
April	36.75	34.20

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

U.S. dollars per ADS

	High	Low
	(US$)
2010	26.28	18.07
2011	29.41	17.80
2012	26.03	17.25
2013	18.05	11.77
1st Quarter	16.77	14.05
2nd Quarter	18.05	11.77
3rd Quarter	14.09	11.84
4th Quarter	14.64	12.72
2014	18.12	9.97
1st Quarter	13.23	9.97
2nd Quarter	15.95	13.07
3rd Quarter	18.12	12.46
4th Quarter	15.91	12.08
2015, up to April 14, 2015
1st Quarter	13.00	9.88
January	13.00	11.60
February	12.23	10.91
March	11.71	9.88
2nd Quarter
April	11.72	11.03

On June 19, 2002, shares of the Company were listed through Latibex, which is part of the Madrid Stock Exchange (“Latibex”). Latibex is a Euro-based market for Latin American securities. The shares trade under the symbol XCOP.

Item 10. Additional Information

Memorandum and Articles of Association

Organization

We are a publicly traded company duly registered with the CVM under no. 1431-1. According to Article One of our bylaws, we are authorized to pursue, directly or through consortia or in partnership with private companies, the following objectives and purposes:

•        researching and studying, technically and economically, all energy sources, providing solutions for a sustainable development;

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

Shareholders’ Meetings

The convening of our shareholders’ meeting is made through publication of a notice to shareholders in two newspapers, which are determined at the previous shareholders’ meeting. Generally, we make such notice in Diário Oficial do Estado – PR and the Gazeta do Povo. As provided by Brazilian Corporate Law, publications have to be made in the official newspaper located in the state of our corporate headquarters, in a newspaper with wide circulation in the same city as our corporate headquarters. The notice must be published no fewer than three times, beginning at least 30 calendar days prior to the scheduled meeting date.

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

Transfers of shares by foreign investors are made in the manner described above and are executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by Resolution 4,373 of September 29, 2014 of the CMN (“Resolution 4,373”) as described under “Exchange Controls” below, the foreign investor must declare the transfer in its electronic registration.

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

The ability to convert into foreign currency dividend payments and proceeds from the sale of Class B Shares or preemptive rights and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank. Any foreign investor who registers with the CVM in accordance with CMN Resolution 4,373 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction.

Annex II to CMN Resolution 4,373 ( “Annex II Regulations”) allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADS program is duly registered with the Central Bank and the CVM.

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

Under Resolution 4,373/2014, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. The definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

To be eligible to invest in the Brazilian financial and capital markets, foreign investors must:

1. appoint at least one representative in Brazil with powers to perform actions relating to foreign investments;

2. register as a foreign investor with the CVM; and

3. register the foreign investment with the Central Bank; and

4. constitute at least one custodian institution authorized by CVM.

Securities and other financial assets held by foreign investors must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

The Annex II Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Prior to the issuance of the ADSs, the ADS program was approved by the Central Bank and the CVM under the Annex V to CMN Resolution 2,689, which allowed Brazilian companies to issue depositary receipts in foreign exchange markets and was in force by the time the ADSs were issued. Depositary receipts are currently governed by Resolution 4,373. The proceeds from the sale of ADSs by ADS holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs who are not resident of a tax haven will be entitled to favorable tax treatment. For more information, see “Taxation - Brazilian Tax Considerations - Taxation of Gains Outside Brazil”.

An electronic registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to this electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Class B Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Class B Shares, such holder must seek to obtain its own electronic registration with the Central Bank.

Pursuant to Central Bank Resolution 4,373/2014, the withdrawal of Class B Shares upon cancellation of ADSs requires simultaneous exchange transactions in the event the investor decides not to dispose of those Class B Shares. The simultaneous exchange transactions are required in order to obtain a certificate of registration of Class B Shares with the Central Bank. This transaction will be subject to tax in Brazil. For more information, see “Taxation—Brazilian Tax Considerations—Other Brazilian Taxes”.

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

Generally, gains are defined as the positive difference between the amount realized on the sale or exchange of a security and its acquisition cost. Gains assessed on the disposition of the Class B Shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

1.                  exempt from income tax when assessed by a Non-Brazilian Holder registered under Resolution 4,373 of the CMN (“4,373 Holder”) that is not a Tax Haven Holder; or

2.                  subject to income tax at a rate of 15.0% in any other case, including the gains assessed by a Non-Brazilian Holder that (i) is not a 4,373 Holder, or (ii) is a 4,373 Holder and a Tax Haven Holder. In these cases, a withholding income tax of 0.005% on the sale value shall be applicable and can be offset with the eventual income tax due on the capital gain.

There can be no assurance that the current preferential treatment for 4,373 Holders will continue in the future.

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

The deposit of Class B Shares in exchange for the ADSs may be subject to Brazilian income tax if the acquisition cost of the Class B Shares is lower than (i) the average price per Class B share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of the deposit; or (ii) if no Class B Shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Class B Shares were sold during the 15 trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the Class B Shares, calculated as set forth above, shall be considered a capital gain subject to income tax at a rate of 15.0% or 25.0% in the case of investors that are Tax Haven Holders. There may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is registered under Resolution 4,373 (other than Tax Haven Holders), which should not be subject to income tax in such a transaction.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2014 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2015 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

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

See Note 35.2 to our consolidated financial statements for disclosure about market risk.

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

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2014, this amount was US$450.3 thousand.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

(a) Disclosure Controls and Procedures

We have carried out an evaluation under supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014. Our disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives.

Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2014 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management as appropriate in order to allow timely decisions regarding required disclosure.

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

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2014. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

KPMG Auditores Independentes, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of December 31, 2014.

We are currently in the process of implementing the adequate internal controls structure to evaluate the effectiveness of our internal controls over financial reporting for the one year period ended December 31, 2015 based on the criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Changes in Internal Controls

The management of the Company identified no change in its internal control over financial reporting during the fiscal year ended December 31, 2014, that has materially affected or is reasonably likely to materially affect its internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has reviewed the qualifications and backgrounds of the members of the Audit Committee and determined that José Richa Filho is an “audit committee financial expert” within the meaning of Item 16A and satisfies the requirements of Rule 10A-3 under the Securities Exchange Act. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Audit Committee”.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

KPMG Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2014, 2013 and 2012.

The table below sets forth the total amount paid to KPMG Auditores Independentes for services performed in 2014, 2013 and 2012, and breaks down these amounts by category of service:

	Year ended December 31,
	2014	2013	2012
	(R$ million)
Audit fees	1.5	1.4	1.3
Audit-related fees	–	–	–
Tax fees	–	–	–
All other fees	–	–	–
Total	1.5	1.4	1.3

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

Item 16D. Exemption from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Securities Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. In reliance on the exemption in Rule 10A-3(b)(iv)(E), we have designated two members to our Audit Committee, José Richa Filho and Carlos Homero Giacomini, who are designees of the State of Paraná, which is our controlling shareholder and therefore one of our affiliates. In our assessment, each of these members acts independently in performing the responsibilities of an audit committee member under the Sarbanes-Oxley Act and satisfy the other requirements of Securities Exchange Act Rule 10A-3.

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

Copel is a controlled company because more than a majority of its voting power is controlled by the State of Paraná. As a controlled company, Copel would not be required to comply with the majority of independent directors requirement if it were a U.S. domestic issuer. There is no legal provision or policy that requires us to have independent directors.

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
Audit Committee
303A.06 303A.07

A listed company must have an audit committee with a minimum of three (3) independent directors who satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act, with a written charter that covers certain minimum specified duties.

Our shareholders amended our bylaws to establish an Audit Committee composed of at least three board members (all of whom must satisfy the requirements set forth in Rule 10A-3 under the Securities Exchange Act), each of whom serves a term of two years, and may be re-elected. Pursuant to the Audit Committee Charter, the Audit Committee members are appointed by, and may be replaced by, the Board of Directors. All of the members of the Audit Committee are members of our Board of Directors.

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

Copel does not have formal governance guidelines that address all of the matters specified in the NYSE rules. However, Copel has adopted corporate governance guidelines that follow the model proposed by theInstituto Brasileiro de Governança Corporativa ‒ IBGC(Brazilian Institute of Corporate Governance).

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

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-119.

Item 19. Exhibits

1.1

Amended and Restated By-Laws of the Company, approved and consolidated by the 187th Extraordinary Shareholders Meeting, of October 10, 2013, and amended by the 190th Extraordinary Shareholders’ Meeting of April 23, 2015 (English translation).

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

Availability Agreement: Agreement under which a generator commits to make a certain amount of electrical capacity available to the Regulated Market. In such case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage.

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

CCEE: The Electric Energy Trading Chamber, or the Câmara de Comercialização de Energia Elétrica.

CDE Account: The Electric Energy Development Account, or Conta de Desenvolvimento Energético, was created by the Brazilian government in 2002 to, amongst others, promote the availability of electric energy services to all of Brazil and the competitiveness of the energy produced by alternative sources. It is regulated by the executive branch and managed by Eletrobras.

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

Free Customers: Electricity customers that are able to choose their own power suppliers since they meet the following requirements: (i) demand of at least 3 MW at any voltage for new customers (those connected to the distribution grid after July 1995); (ii) demand of at least 3 MW and supplied at voltage levels equal to or greater than 69 kV for existing customers (those connected to the distribution grid before July 1995); and (iii) demand of at least 500 kW and that opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants or biomass projects (also known as Special Customers).

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

Securities Exchange Act: The United States Securities Exchange Act of 1934, as amended.

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

Transmission: The bulk transfer of electricity from generating facilities to the distribution grid at load center station by means of the transmission grid (in lines with capacity between 69 kV and 525 kV).

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

By:/s/   Luiz Fernando Leone Vianna
Name: Luiz Fernando Leone Vianna
Title: Chief Executive Officer

By: /s/   Luiz Eduardo da Veiga Sebastiani

Name:  Luiz Eduardo da Veiga Sebastiani

Title: Chief Financial and Investor Relations Officer

Date: April 28, 2015

KPMG Auditores Independentes Al. Dr. Carlos de Carvalho, 417 - 16º 80410-180 - Curitiba, PR - Brasil Caixa Postal 13533 80420-990 - Curitiba, PR - Brasil	Central Tel 55 (41) 3544-4747 Fax 55 (41) 3544-4750 Internet www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Companhia Paranaense de Energia – COPEL

We have audited the accompanying consolidated statements of financial position of Companhia Paranaense de Energia – COPEL and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. We also have audited the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Curitiba, Brazil

April 28, 2015

/s/ KPMG Auditores Independentes

2

Companhia Paranaense de Energia - Copel

Consolidated Financial Statements as of

December 31, 2014, 2013 and 2012 and Reports

of Independent Registered Public

Accounting Firms

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Financial Position

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note
		12.31.2014	12.31.2013

CURRENT ASSETS
Cash and cash equivalents	4	740,131	1,741,632
Bonds and securities	5	459,115	389,222
Collaterals and escrow accounts	6	13,497	1,976
Trade accounts receivable	7	2,178,816	1,337,628
Dividends receivable	16.1	26,332	9,500
CRC transferred to the State Government of Paraná	8	94,579	85,448
Net sectorial financial assets	9	609,298	-
Accounts receivable related to the concession	10	7,430	4,396
Accounts receivable related to the concession extension	11	301,046	352,161
Other current receivables	12	415,818	395,890
Inventories	13	150,622	139,278
Income Tax and Social Contribution	14.1	105,074	133,158
Other current recoverable taxes	14.3	96,285	70,013
Prepaid expenses	-	20,133	19,982
		5,218,176	4,680,284

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	5	132,210	120,536
Collaterals and escrow accounts	6	56,956	45,371
Trade accounts receivable	7	75,696	132,686
CRC transferred to the State Government of Paraná	8	1,249,529	1,295,106
Judicial deposits	15	736,253	675,225
Net sectorial financial assets	9	431,846	-
Accounts receivable related to the concession	10	4,417,987	3,484,268
Accounts receivable related to the concession extension	11	160,217	365,645
Other noncurrent receivables	12	85,324	29,435
Income tax and social contribution	14.1	128,615	197,659
Deferred income tax and social contribution	14.2	526,046	753,413
Other noncurrent recoverable taxes	14.3	123,481	124,498
Prepaid expenses	-	175	399
Related parties	16.1	137,137	-
		8,261,472	7,224,241

Investments	17	1,660,150	1,187,927
Property, plant and equipment, net	18	8,304,188	7,983,632
Intangible Assets	19	2,174,156	2,035,361

		20,399,966	18,431,161

TOTAL ASSETS		25,618,142	23,111,445
Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Financial Position

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note
		12.31.2014	12.31.2013

CURRENT LIABILITIES
Payroll, social charges and accruals	20	252,618	239,685
Suppliers	21	1,587,205	1,092,239
Income tax and social contribution payable	14.1	309,881	297,620
Other taxes due	14.3	137,329	300,731
Loans and financing	22	867,626	957,106
Debentures	23	431,491	57,462
Dividends payable	-	19,691	18,713
Post-employment benefits	24	37,404	29,983
Customer charges due	25	23,233	37,994
Research and Development and Energy Efficiency	26	175,972	127,860
Accounts payable related to concession - Use of Public Property	27	54,955	51,481
Other accounts payable	28	157,988	137,011
		4,055,393	3,347,885

NONCURRENT LIABILITIES
Suppliers	21	17,625	50,121
Deferred income tax and social contribution	14.2	15,218	420,501
Other taxes due	14.3	87,129	68,402
Loans and financing	22	2,601,324	2,366,678
Debentures	23	2,153,957	1,150,483
Post-employment benefits	24	861,214	937,249
Research and Development and Energy Efficiency	26	159,792	154,721
Accounts payable related to concession - Use of Public Property	27	436,772	420,293
Other accounts payable	28	306	233
Provision for contingencies	29	1,546,632	1,266,127
		7,879,969	6,834,808

EQUITY
Attributable to controlling shareholders	30.1
Capital		6,910,000	6,910,000
Equity valuation adjustments		976,964	983,159
Legal reserve		685,147	624,849
Profit retention reserve		4,516,825	3,897,833
Additional proposed dividends		241,753	235,498
		13,330,689	12,651,339

Attributable to non-controlling interest	30.2	352,091	277,413

		13,682,780	12,928,752

TOTAL LIABILITIES & EQUITY		25,618,142	23,111,445
Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Income

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS	Note
		12.31.2014	12.31.2013	12.31.2012
NET OPERATING REVENUES	31	13,918,517	9,180,214	8,493,252

COST OF SALES AND SERVICES PROVIDED	32	(11,165,077)	(7,037,998)	(6,540,636)

GROSS PROFIT		2,753,440	2,142,216	1,952,616

Operational expenses / income
Selling expenses	32	(120,987)	(95,615)	(65,659)
General and administrative expenses	32	(552,116)	(530,104)	(541,913)
Other operational income (expenses)	32	(530,378)	(403,910)	(352,551)
Equity in earnings of investees	17.2	159,955	113,606	6,685
		(1,043,526)	(916,023)	(953,438)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		1,709,914	1,226,193	999,178

Financial results
Financial income	33	694,523	652,363	648,321
Financial expenses	33	(546,806)	(372,052)	(674,971)
		147,717	280,311	(26,650)

PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		1,857,631	1,506,504	972,528

INCOME TAX AND SOCIAL CONTRIBUTION
Current	14.4	(747,869)	(554,520)	(458,257)
Deferred	14.4	225,853	149,451	212,249
		(522,016)	(405,069)	(246,008)

NET INCOME FOR THE YEAR		1,335,615	1,101,435	726,520
Attributed to controlling shareholders		1,205,950	1,072,560	700,688
Attributed to non-controlling interest	30.2	129,665	28,875	25,832

BASIC AND DILUTED NET EARNINGS PER SHARE ATTRIBUTED TO
PARENT COMPANY SHAREHOLDERS - IN REAIS
Ordinary shares	30.1	4.20899	3.74278	2.44350
Class “A” preferred shares	30.1	4.62953	4.49001	4.17424
Class “B” preferred shares	30.1	4.62989	4.11741	2.68795
Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statement of Comprehensive Income

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note
		12.31.2014	12.31.2013	12.31.2012

NET INCOME FOR THE YEAR		1,335,615	1,101,435	726,520
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities	30.1.2
Post-employment benefits		140,383	(216,967)	(207,947)
Post-employment benefits - equity		(582)	18,881	-
Taxes on other comprehensive income	30.1.2	(48,584)	73,769	63,374
Items that are or may be reclassified to profit or loss
Adjustments related to financial assets classified as available for sale	30.1.2
Financial investments		1,070	(6,929)	2,261
Accounts receivable related to the concession		-	-	(13,116)
Investments		(190)	(306)	406
Other adjustments - subsidiary		(2,777)	-	3,164
Taxes on other comprehensive income	30.1.2	647	2,460	2,476
Total other comprehensive income for the year, net of taxes		89,967	(129,092)	(149,382)

COMPREHENSIVE INCOME FOR THE YEAR		1,425,582	972,343	577,138

Attributable to controlling shareholders		1,297,225	943,468	550,680
Attributable to non-controlling interest		128,357	28,875	26,458

Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statement of Changes in Equity

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Attributable to controlling shareholders
			Equity valuation adjustment		Profit reserves
										Attributable
	Note			Other		Profit	Additional			to
		Capital	Deemed	comprehensive	Legal	retention	proposed	Accumulated	Shareholders	non-controlling	Equity
			cost	income	reserve	reserve	dividends	profit	equity	interest	consolidated
Balances as of January 1, 2012		6,910,000	1,442,742	23,304	536,187	2,838,551	84,875	-	11,835,659	242,834	12,078,493
Net income for the year		-	-	-	-	-	-	700,688	700,688	25,832	726,520
Other comprehensive income
Losses on financial assets, net of taxes		-	-	(5,435)	-	-	-	-	(5,435)	626	(4,809)
Actuarial losses, net of taxes		-	-	(144,573)	-	-	-	-	(144,573)	-	(144,573)
Total comprehensive income for the year		-	-	(150,008)	-	-	-	700,688	550,680	26,458	577,138
Realization - deemed cost		-	(101,644)	-	-	-	-	101,644	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(84,875)	-	(84,875)	-	(84,875)
Allocation proposed to GSM:
Legal reserve		-	-		35,034	-	-	(35,034)	-	-	-
Interest on own capital		-	-		-	-	-	(138,072)	(138,072)	-	(138,072)
Dividends		-	-		-	-	64,474	(130,482)	(66,008)	(4,786)	(70,794)
Profit retention reserve		-	-		-	498,744	-	(498,744)	-	-	-
Balances as of December 31, 2012		6,910,000	1,341,098	(126,704)	571,221	3,337,295	64,474	-	12,097,384	264,506	12,361,890
Net income for the year		-	-	-	-	-	-	1,072,560	1,072,560	28,875	1,101,435
Other comprehensive income
Losses on financial assets, net of taxes	30.1.2	-	-	(4,775)	-	-	-	-	(4,775)	-	(4,775)
Actuarial losses, net of taxes	30.1.2	-	-	(124,317)	-	-	-	-	(124,317)	-	(124,317)
Total comprehensive income for the year		-	-	(129,092)	-	-	-	1,072,560	943,468	28,875	972,343
Realization - deemed cost	30.1.2	-	(102,143)	-	-	-	-	102,143	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(64,474)	-	(64,474)	-	(64,474)
Allocation proposed to GSM:
Legal reserve		-	-		53,628	-	-	(53,628)	-	-	-
Interest on own capital	30.1.3	-	-		-	-	-	(180,000)	(180,000)	-	(180,000)
Dividends	30.1.3	-	-		-	-	235,498	(380,537)	(145,039)	(15,968)	(161,007)
Profit retention reserve		-	-		-	560,538	-	(560,538)	-	-	-
Balance as of December 31, 2013		6,910,000	1,238,955	(255,796)	624,849	3,897,833	235,498	-	12,651,339	277,413	12,928,752
Net income for the year		-	-	-	-	-	-	1,205,950	1,205,950	129,665	1,335,615
Other comprehensive income
Losses on financial assets, net of taxes	30.1.2	-	-	(700)	-	-	-	-	(700)	(550)	(1,250)
Actuarial gains (losses), net of taxes	30.1.2	-	-	91,975	-	-	-	-	91,975	(758)	91,217
Total comprehensive income for the year		-	-	91,275	-	-	-	1,205,950	1,297,225	128,357	1,425,582
Realization - deemed cost	30.1.2	-	(101,851)	-	-	850	-	99,394	(1,607)	-	(1,607)
Realization - actuarial losses	30.1.2	-	-	4,381	-	(4,381)	-	-	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(235,498)	-	(235,498)	-	(235,498)
Allocation proposed to GSM:
Legal reserve		-	-	-	60,298	-	-	(60,298)	-	-	-
Interest on own capital	30.1.3	-	-	-	-	-	-	(30,000)	(30,000)	-	(30,000)
Dividends	30.1.3	-	-	-	-	-	241,753	(592,523)	(350,770)	(53,679)	(404,449)
Profit retention reserve		-	-	-	-	622,523	-	(622,523)	-	-	-
Balance as of December 31, 2014		6,910,000	1,137,104	(160,140)	685,147	4,516,825	241,753	-	13,330,689	352,091	13,682,780
Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statement of Changes in Cash Flows

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2014	12.31.2013	12.31.2012

Cash flows from operational activities
Net income for the year		1,335,615	1,101,435	726,520

Adjustments to reconcile net income for the year with cash generated from operating activities
Depreciation	18.3	374,157	366,016	331,330
Amortization	19.1	255,786	237,186	218,525
Unrealized monetary and exchange variations - net		322,768	27,600	(90,669)
Fair value adjustment of the accounts receivable related to concession		-	-	401,104
Remuneration of accounts receivable related to concession	10.1	(58,782)	(33,974)	(396,168)
Sectorial financial assets and liabilities result	31	(1,033,866)	-	-
Equity in earnings of investees	17.2	(159,955)	(113,606)	(6,685)
Income tax and social contribution	14.4	747,869	554,520	458,257
Deferred income tax and social contribution	14.2.1	(225,853)	(149,451)	(212,249)
Provision (reversal) for losses with depreciation of investments	17.2	(6,981)	(7,887)	-
Provision (reversal) for losses from accounts receivable	32.5	53,193	47,458	22,826
Provision for loss in consortium	32.5	13,003	-	-
Provision for losses on taxes recoverable	32.5	6,394	274	(3,135)
Provision (reversal) for impairment of assets	32.5	807,281	-	-
Provision for legal claims	29.1	323,811	154,178	199,105
Provision for post-employment benefits	24.4	220,500	195,673	196,087
Provision for research and development and energy efficiency	26.2	115,368	79,961	74,464
Write off of accounts receivable related to concession	10.1	23,884	45,795	24,313
Write off of property, plant and equipment	18.3	5,670	9,794	3,871
Write off of intangible assets	19.1	10,479	18,004	8,325

Decrease (increase) in assets
Trade accounts receivable		(789,176)	20,614	104,421
Dividends and interest on own capital received		43,860	49,009	27,494
CRC transferred to the Government of the State of Paraná	8.1	172,078	163,078	150,864
Accounts receivable related to the concession extension	11.1	306,814	440,656	-
Judicial deposits		(61,028)	(100,854)	(143,651)
Other receivables		(90,184)	(168,211)	(79,887)
Inventories		(11,344)	(14,469)	(21,007)
Income tax and social contribution		97,512	(132,071)	22,180
Other current taxes recoverable		(17,879)	(11,902)	(17,853)
Related parties		(137,137)	-	-
Prepaid expenses		80	(6,366)	(8,855)

Increase (decrease) in liabilities
Payroll, social charges and accruals		12,792	(144,323)	159,932
Suppliers		94,244	(232,915)	187,160
Income tax and social contribution paid		(736,613)	(430,767)	(439,858)
Other taxes		(144,932)	80,567	735
Loans and financing - interest due and paid	22.9	(259,388)	(329,105)	(158,309)
Debentures - interest due and paid	23.1	(197,715)	(90,121)	(2,139)
Post-employment benefits	24.4	(148,731)	(146,457)	(136,720)
Customer charges due		(14,761)	(18,504)	(14,013)
Research and development and energy efficiency	26.2	(85,584)	(76,765)	(76,613)
Payable related to the concession - use of public property	27.2	(51,716)	(48,966)	(44,411)
Other accounts payable		33,182	47,209	3,208
Provisions for legal claims	29.1	(53,343)	(44,702)	(49,136)

Net cash generated from operating activities		1,091,372	1,337,611	1,419,363
(continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statement of Changes in Cash Flows

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2014	12.31.2013	12.31.2012

Cash flows from investment activities
Financial investments		(103,603)	279,406	(151,287)
Additions - net effect of acquired cash		149,760	(65,519)	-
Additions in investments	17.2	(628,621)	(519,315)	(57,328)
Additions to property, plant and equipment	18.3	(894,575)	(420,227)	(875,509)
Customers contributions - Property, plant and equipment	19.1	-	-	15
Additions to intangible	19.1	(1,254,570)	(1,299,073)	(851,804)
Customers contributions - Intangible Asset	19.1	168,933	160,614	107,980
Disposal of intangible		-	-	191

NET CASH GENERATED USED IN INVESTING ACTIVITIES		(2,562,676)	(1,864,114)	(1,827,742)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	22.9	221,556	1,239,126	81,723
Issue of Debentures	23.1	1,383,378	203,000	1,000,000
Amortization of principal - loans and financing	22.9	(425,554)	(31,508)	(37,868)
Amortization of principal - debentures	23.1	(40,608)	(10,152)	-
Dividends and interest on own capital paid		(668,969)	(591,548)	(224,705)

NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		469,803	808,918	819,150

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		(1,001,501)	282,415	410,771

Cash and cash equivalents at the beginning of the year	4	1,741,632	1,459,217	1,048,446
Cash and cash equivalents at the end of the year	4	740,131	1,741,632	1,459,217

CHANGE IN CASH AND CASH EQUIVALENTS		(1,001,501)	282,415	410,771
Notes are an integral part of these financial statements

Additional information on cash flows

Transactions not involving cash
Acquisition of property with an increase in the balance of suppliers (Note 18.3)		120,134	-	119,590

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1         Operations

Companhia Paranaense de Energia (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná.

These activities are regulated by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL), which reports to the Ministry of Mines and Energy (Ministério de Minas e Energia or MME). The operations of Copel and its subsidiaries are regulated by the are mainly engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water utility.

2         Preparation basis

2.1        Statement of conformity

The consolidated financial statements were prepared in accordance with International Accounting Standards (International Financial Reporting Standards, IFRS) issued by the International Accounting Standards Board, IASB, as well as with accounting practices adopted in Brazil (BR GAAP).

The issuance of these financial statements was authorized by the Board of Directors on March 18, 2015.

2.2        Functional currency and presentation currency

The financial statements are presented in Brazilian Reais, which is the functional currency of the Company. All financial information present in Brazilian Reais was rounded to the nearest thousand, except otherwise indicated.

2.3        Measuring basis

The financial statements were prepared based on the historical cost, except for the following material items recognized in the balance sheets:

•         Non-derivative financial instruments stated at fair value through profit or loss are measured at fair value;

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•         Financial assets available for sale are measured at fair value;

•         Investments in subsidiaries, joint ventures and associates are valued using the equity method; and

•         The net assistance liability is recognized by deducting the fair value of the plan assets from the present value of the actuarial liability calculated by a contracted actuary.

2.4        Use of estimates and judgments

In the preparation of these financial statements, management used judgments, estimates and assumptions that affect the application of accounting principles of the Company and its subsidiaries and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and assumptions are reviewed on a continuous basis. Reviews of estimates are recognized on a prospective basis.

2.4.1       Judgments

Information about judgment referring to the adoption of accounting policies which impact significantly the amounts recognized in the consolidated financial statements are included in the following notes:

•         Note 3.2 – Basis of consolidation;

•         Note 3.7 – Accounts receivable related to the concession;

•         Note 3.8 – Accounts receivable related to the concession extension;

•         Note 3.12 – Intangible assets;

•         Note 3.29 - Leases; and

•         Notes 3.13 and 18.11 - Impairment of assets.

2.4.2       Uncertainties on assumptions and estimates

Information on uncertainties related to assumptions and estimates that pose a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•         Notes 3.3 and 35 – Financial instruments;

•         Note 3.5 - Trade accounts receivable (Allowance for doubtful debts and CCEE);

Notes 3.6 and 9 – Sectorial financial assets and liabilities;

•         Notes 3.10 and 14.2 - Deferred income tax and social contribution;

•         Notes 3.11 and 18 –Property, plant and equipment;

•         Notes 3.12 and 19 – Intangible assets;

•         Note 3.13 and 18.11- Impairment of assets;

•         Notes 3.15 and 24 – Post-employment benefits; and

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•         Notes 3.19 and 29 – Provision for litigation and contingent liabilities;

3         Significant accounting policies

3.1        Changes in accounting policies

During 2014, IASB issued reviews of statements which had no effect on the main accounting policies and the Company's financial statements.

3.2        Basis of consolidation

Payment of dividends decreases the carrying value of investments.

When required, for calculation of equity in earnings of investees, the investees' financial statements are adjusted to adapt their policies to the Parent Company's accounting policies.

Joint operations (consortiums) are recorded in proportion to the quotas of assets, liabilities and earnings in the company holding the share.

3.2.1       Subsidiaries

The financial statements of the subsidiaries are included in the consolidated financial statements as from the date they start to be controlled by the Company until the date such control ceases.

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

3.2.2       Joint ventures and associated companies

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

3.2.3       Business combination

The acquisition is analyzed on a case-by-case basis to determine whether the transaction represents a business combination or the purchase of assets. Transactions between entities under common control do not constitute a business combination.

The assets and liabilities acquired in a business combination are accounted for under the acquisition method and are recognized at their respective fair values at the acquisition date.

The excess of the acquisition cost over the fair value of net assets acquired (identifiable assets acquired, net and assumed liabilities) is recognized as goodwill in intangible assets. When the value generates a negative amount, the gain from an advantageous purchase is recorded directly in income for the year.

In acquisitions of interests in associated companies and joint ventures, the net assets are also recognized at fair value, although these entities do not constitute a business combination. Goodwill is recorded as part of the initial investment cost.

3.3        Financial instruments

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

After the initial recognition, the non-derivative financial instruments are measured as described below:

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Financial assets

3.3.1       Financial instruments at fair value through profit or loss

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

3.3.2       Loans and receivables

This category only comprises non-derivative assets with fixed or determinable payments which are not quoted in any active markets. They are measured using the amortized cost or effective interest rate methods.

3.3.3       Financial instruments available-for-sale

The initial and subsequent measurement of financial instruments classified as “available for sale” is based on their fair value. The changes in the fair value resulting from the difference between the market interest rates and the effective interest rates are recognized in other comprehensive income. Interest set at the beginning of the agreement, calculated based on the effective interest rate method, as well as any changes in expected cash flows, are recognized directly in income for the period. At settlement of a financial instrument classified as available for sale, any gains or losses recognized in OCI are reclassified to income for the period.

3.3.4       Financial instruments securities held to maturity

If the Company and its subsidiaries are interested in and capable of holding any financial assets until maturity, they are classified as held to maturity. They are measured by the amortized cost using the effective interest rate method, deducting any reductions in their recoverable value.

Financial liabilities and asset instruments

3.3.5       Financial assets measured at fair value through profit or loss

Financial liabilities designated as such upon initial recognition are classified as held for trading. They are stated at fair value and related gains or losses are recognized in income.

The net losses or gains recognized in the income statement also include interest paid on the financial liability.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.3.6       Other financial liabilities

Other financial liabilities (including loans) are measured at amortized cost, using the effective interest method. This method is also used to allocate interest expense of these liabilities for the period. The effective interest rate is the rate that exactly discounts estimated future cash flows (including fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the expected life of the financial liability or, when appropriate, over a shorter period, to the net carrying amount of the financial asset or financial liability.

3.3.7       Write-offs of financial liabilities

The Company writes off financial liabilities only when its obligations are eliminated or cancelled or settled. The difference between the book value of the written-off financial liability and the corresponding disbursement made or to be made is recorded to income.

3.4        Cash and cash equivalents

It comprises liquid funds in cash, bank deposits and short-term high liquidity investments, which can be redeemed within 90 days of cash contract date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

3.5        Trade accounts receivable

Trade accounts receivable are considered financial assets classified as loans and receivables.

The trade accounts receivable “debt balances paid in installments” are discounted to present value, taking into consideration the amount to be discounted, the maturity dates, the dates of settlement and the discount rate.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.6        Net sectorial financial assets and liabilities

Up to 2009, the current Brazilian accounting standards allowed the recognition of variations between the values provided in the tariffs and the amounts actually disbursed by the electricity distribution companies - called regulatory assets and liabilities, and the positive or negative variations were considered in the tariffs in the next annual adjustment. With the adoption of IFRS in 2010, these assets and liabilities are no longer recorded in the statutory financial statements of the distribution companies and thus fully recorded in income.

With the advent of an amendment to the concession contract of distribution companies, approved by ANEEL Order No. 4621 of November 25, 2014, which provides that, in the event of termination of the concession for any reason, the residual values of Part A items and other financial components not recovered or returned through tariff are incorporated in the calculation of compensation or deducted from unamortized assets indemnity values, thus protecting rights or obligations of the distribution company to the Granting Authority of such assets and liabilities.

Accordingly, the related sectorial financial assets and liabilities comply with the criteria established by the conceptual framework for Financial Reporting issued by IASB, mandating the recognition of such sector financial assets and liabilities of electricity distribution companies as from the year 2014. Thus, Copel Distribuição recognized the related sector financial assets and liabilities in its statutory financial statements in December 2014.

The effects of amendments related to concession and permission contracts do not characterize change in accounting policy but rather a new situation, therefore, their application were prospective to the event and the initial recognition adopted was based on the composition of sectorial financial assets and liabilities values ascertained until the date of signature of the amendments of the concession contracts put into practice on December 10, 2014. Thus, its initial recognition was recorded as a component of net income.

3.7        Accounts receivable related to the concession

3.7.1       Financial assets – Distribution

These refer to reimbursements set forth in the public power distribution service concession agreements, which the Company understands as an unconditional right to cash payments from the granting authority upon expiration of the concession. These reimbursements are designed to compensate the Company for the investments made in infrastructure, which have not been recovered through the collection of tariffs at the end of the concession because of their useful lives being longer than the term of said concession.

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

Revenues under power transmission concession agreements are collected by making infrastructure available to system users, are not subject to demand risk, and are thus considered guaranteed revenues, called Annual Permitted Revenues (Receita Anual Permitida or RAP, in Portuguese) to be received during the term of the concession. Amounts are billed monthly to the users of this infrastructure, pursuant to reports issued by the National System Operator (Operador Nacional do Sistema or ONS, in Portuguese). Upon expiration of the concession, any uncollected amounts related to the construction of infrastructure shall be received directly from the granting authority, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through tariffs (RAP).

These financial assets do not have an active market, have fixed and determinable cash flows, and therefore classified as “loans and receivables”. They are initially estimated based on their respective fair values and later measured according to the amortized cost calculated under the effective interest rate method.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.8        Accounts receivable related to the concession extension

They refer to the receivables provided by Provisional Measure 579/12 - MP 579, converted into Law No. 12.783/13, by virtue of the Company’s choice to extend the validity of the concession and transmission agreement No. 060/2001.

For assets that started operations after May 2000 as per Technical Note 396/12 - SRE / ANEEL, the receipt of compensation was split into 31 monthly installments maturing from January 2013, calculated using the Constant Amortization System (Sistema de Amortização Constante or SAC, in Portuguese), updated by the National Consumer Price Index (Índice de Preços ao Consumidor Ampo or IPCA, in Portuguese) and remunerated by WACC at a real 5.59% per annum.

Article 1 of ANEEL Normative Resolution no. 589 issued on December 13, 2013 defines the methodology for the purpose of indemnification for assets not depreciated as of May 31, 2000. This resolution was simply limited to recognition of the concession operators' right to indemnification, by defining the meaning of valuation.

Management appraised the indemnifiable assets by adopting the proposed methodology, and concluded that the expected indemnity supports the sums recorded on December 31, 2014. Management retained a specialized firm to prepare an opinion as provided in the resolution, currently being prepared and to be delivered at ANEEL by March 31, 2015.

3.9        Inventories

Materials and supplies in inventory, classified under current assets and those assigned for investments, classified under property, plant and equipment, have been recorded at their average acquisition cost. Recorded amounts do not exceed their net realizable value.

3.10      Taxes

Sales and services revenues are subject to value-added tax (Imposto sobre Circulação de Mercadorias e Serviços or ICMS) and service tax (Imposto sobre Serviços or ISS), at the applicable rates, and to the PIS (Social Integration Program) and COFINS (Contribution for the Financing of Social Security).

Revenues from sectorial financial assets recognized in the income statement, consistent as adopted in earlier exercises, are being taxed at the time of billing to the final consumer.

Credits resulting from the non-cumulative nature of PIS and COFINS charges are accounted for by deducting such from the operating cost in the statement of income.

Credits arising from non-cumulative ICMS, PIS and COFINS related to the purchase of assets are presented by deducting the acquisition cost of these assets.

Prepayments or amounts that can be offset are presented in current and non-current assets, in accordance with their expected realization.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Income tax comprises corporate income tax and social contribution, which are calculated based on taxable income (adjusted income) of each taxed entity and at the applicable rates, which are: 15%, plus 10% on any amounts exceeding R$240 a year, for corporate income tax, and 9% for social contribution.

For the purpose of calculating taxable income the Transitional Tax Arrangement - RTT was adopted, pursuant to Law 11,941/09, i.e., the accounting credits were taken into account as established by Law 6,404/76 before the amendments introduced by Law 11,638/07. In 2014, the Company and its wholly owned subsidiaries have not opted for the initial adoption of Law 12,973 of May 13, 2014.

The tax loss and negative social contribution base are liable to be offset against future taxable profits up to 30% of taxable profits, and with no expiry period.

Deferred income and social contribution taxes are recognized on the differences generated between assets and liabilities recognized for tax purposes and corresponding amounts recognized in the financial statements.

Deferred income tax and social contribution assets are recognized only to the extent that it is likely that there will be a positive taxable base for which the temporary differences can be used and the tax losses can be offset.

Deferred tax assets and liabilities are disclosed at the net value if there is a legal right to offset current tax liabilities and assets, and they are related to taxes levied by the same tax authority on the same entity subject to taxation.

3.11      Property, plant and equipment

These assets related to the public service concession agreement are depreciated according to the linear method based on annual rates set forth and reviewed periodically by ANEEL, which are used and accepted by the market as representative of the economic useful life of the assets related to concession's infrastructure. However, assets linked to contracts for the use of public property under the independent electricity producer scheme are depreciated based on annual rates established by ANEEL limited to the concession period. All other fixed assets are depreciated by the straight-line method based on estimates of their useful lives. The estimated useful lives, the residual values and depreciation are reviewed at the end of the reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Costs directly attributable to construction work as well as interest and financial charges on loans from third parties during construction are recorded under property, plant and equipment in progress.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.12      Intangible assets

3.12.1     Concession agreement – electricity distribution

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

The amortization of intangible assets reflects the pattern in which it is expected that the future economic benefits be consumed by Copel Distribuição, with expectation of amortization during to the term of the concession.

3.12.2     Concession agreement – gas distribution

Intangible assets for the construction of infrastructure and the purchase of assets required for the provision of gas distribution services corresponding to the right to charge users for the gas supply. For disclosure purposes, the figures for the construction of infrastructure and acquisition of assets are considered as services provided by the Granting Authority, namely, the State of Paraná.

This intangible asset is initially valued at acquisition, formation or construction cost, including interest and other financial capitalized charges. Compagas subsidiary uses the straight-line amortization method defined from the estimated useful life of assets or considering the remainder of the concession, whichever is lower.

Also part of this intangible asset are values of assets represented by software acquired from third parties and those produced internally, which are measured by total acquisition cost less amortization expenses for a period of five years.

3.12.3     Intangible assets acquired separately

Intangible assets with a defined useful life, acquired separately, are recorded at cost, net of accumulated amortization and accumulated impairment losses. Amortization is recognized linearly based on the estimated useful lives of the corresponding assets. The estimated useful lives and the amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.12.4     Write-off of intangible assets

An intangible asset is derecognized when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

3.13      Impairment of assets

Property, plant and equipment and intangible assets are assessed annually to detect evidence of impairment or whenever significant events or changes in circumstances indicate that the book value of any such asset may not be recoverable. Whenever there is a loss resulting from situations where an asset’s book value exceeds its recoverable value, defined as the greater between the asset’s value in use and its net sale value, this loss is recorded in the statement of income for the year.

3.14      Dividends

In accordance with the legal and statutory requirements that are effective today, the basis for calculating the minimum mandatory dividends is obtained by taking the net income of the year, less the portion that will fund the legal reserve. However, Management has deliberated to include to this basis the amount related to the realization of the equity valuation adjustments, with the objective to compensate the effects coming from the increase of the depreciation expense arriving from the adoption of the new accounting rules established, as well from IAS 16 – Fixed assets. This procedure reflects the policy to distribute dividends to Company´s shareholders, which will be effective during the realization of the entire equity valuation adjustments account.

The distribution of the minimum mandatory dividend is recognized as a liability in the Company's and its subsidiaries financial statements at year-end.

However, any amounts above the minimum mandatory dividends are only recorded under liabilities on the date they are approved and announced at the Annual General Meeting (AGM). This amount is held in a specific reserve in equity until the final resolution by the AGM, when it is recognized as current liabilities.

The tax benefit of interest on capital is recorded in the statement of income in the moment of its recognition in accounts payable.

3.15      Post-employment benefits

The Company sponsor employees benefit plans, described in detail on Note 24. The amounts of these actuarial obligations (contributions, costs, liabilities, and/or assets) are calculated annually by an independent actuary on the same base date as the end of the fiscal period.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The adoption of the projected credit unit method adds each year of service as the source of an additional benefit unit, adding up to the calculation of the final liability.

The benefit plan assets are measured at market value (mark-to-market).

Other actuarial assumptions are used which take into account biometric and economic tables in addition to historical data from the benefits plans, obtained from the manager of these plans, Fundação Copel de Previdência e Assistência Social.

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized in other comprehensive income.

3.16      Research and Development Program - R&D - and Energy Efficiency Program – EEP

Concessionaires and permission holder of public services of distribution, generation and transmission of electric energy are required to allocate 1% of their net operating revenues as defined by ANEEL pursuant to Law no. 9,991/00 and ANEEL Resolutions n 504/12 and 556/13 in such R&D and EEP programs.

3.17      Accounts Payable related to concession - Use of Public Property

It corresponds to the amounts set forth in the concession agreement in connection with the right to explore hydraulic energy potential (onerous concession), whose agreement is signed as Use of Public Property (Uso do Bem Público or UBP, in Portuguese) agreements. The recording is made on the date of signature of the concession contract, regardless of the payment schedule established in the contract. The initial registration of the liability (obligation) and the intangible assets (concession right) corresponds to the values of future liabilities built into current value (present value of future payments cash flow).

It is then updated at the effective interest rate and reduced by contracted payments.

3.18      Provision for environmental costs or social and environmental obligations

Environmental liabilities are recognized as the Company assumes formal obligations before regulatory agencies or becomes aware of potential risks related to socio-environmental issues, which may lead to cash disbursements that are deemed probable and that may be estimated. During the project implementation phase, the accrued amounts are recorded against property, plant and equipment or intangible in progress. Once the project enters commercial operation, all costs or expenses incurred with socio-environmental programs related to the project’s operation and maintenance licenses are recorded directly to expense for the corresponding period.

3.19      Provisions

Provisions are recognized for present obligations (legal or presumed) resulting from past events, for which it is possible to reliably estimate amounts and whose settlement is more probable than not to occur.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The estimates of outcomes and financial impacts are determined by the Company's management judgment, supplemented by experience of similar transactions and, in some cases, by independent expert reports.

When some or all economic benefits required to settle a provision are expected to be recovered from a third party, an asset is recognized if, and only if, the reimbursement is certain and the amount can be reliably measured.

3.20      Capital

Capital consists of common and preferred shares. Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares do not have voting rights and are class "A" and "B".

Class “A” preferred shares have priority in the reimbursement of capital and in the distribution of mandatory dividends of 10% p.y. (non-cumulative), calculated based on the capital represented by the shares of this class.

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Dividends for Class "B" have priority only over the common shares and are only paid out of the remaining profits, following payment of priority dividends of class "A" shares.

According to Article 17 and following paragraphs of Federal Law 6.404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

3.21      Equity valuation adjustments

Fair values of fixed assets – assigned costs – were recognized in the initial adoption of IFRS. A counterpart entry to this adjustment, net of deferred income tax and social contribution, was recognized under account “Equity valuation adjustments”, in equity, including the equity method. The realization of such adjustments is recorded in retained earnings account, to the extent that depreciation or possible write-off of the evaluated items occurs.

This account also includes adjustments resulting from changes in fair value of financial assets classified as available for sale and actuarial gains and losses.

3.22      Legal reserve and profit retention reserve

The legal reserve is composed in one 5% of the net income for the year basis, before any other allocation, limited to 20% of capital.

The profit retention reserve is designed to cover the Company's investment program, according to Article 196 of Law 6,404/1976. Its constitution occurs upon retaining any remaining net profit after legal reserve, interest on equity and dividends.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.23      Earnings per share

The net profit or loss per share is calculated based on the weighted average number of shares outstanding during the reporting period. For all periods presented, the Company has no potential instrument equivalent to common shares that could have a dilutive effect, therefore, basic earnings per share is equivalent to diluted earnings per share.

Since holders of preferred and common shares are entitled to different dividends, voting rights, and settlements, the basic and diluted earnings per share have been calculated according to the “two-class method". The two-class method is a formula for allocation of earnings, which determines earnings per preferred share and per common share according to the declared dividends, pursuant to the Company's by-laws and to the rights to participation in non-distributed earnings calculated in accordance with the right to dividends of each share type.

3.24      Statement of income

Revenues, costs, and expenses are recognized under the accrual method, i.e., when products are delivered and services actually rendered, regardless of receipt or payment.

3.25      Revenue recognition

Operating revenues are recognized when: (i) the revenue amount can be reliably measured; (ii) the costs incurred or to be incurred in the transaction are reliably measurable; (iii) it is likely that the economic benefits will be received by the Company; and (iv) the risks and benefits have been fully transferred to the buyer.

Revenue is measured at the fair value of the consideration received or receivable, less discounts and/or bonuses granted and charges on sales.

3.25.1     Unbilled revenues

It corresponds to revenues from sales of power to final customers which have been delivered but not yet billed and to revenues from the use of the distribution grid not yet billed, both of which are calculated based on estimates covering the period from the last meter reading day to the last day of the month.

3.25.2     Income from dividends and interest

The income from dividends/financial instruments is recognized when the right of the shareholder to receive such dividends is established.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Revenue from interest financial assets is recognized when it is probable that future economic benefits will flow to the Company and the revenue value can be reliably measured. Interest revenue is recognized at the straight-line basis and based on time and effective interest rate on outstanding principal amounts, with the effective interest rate being the one that discounts exactly estimated future cash receipts during the estimated life of the financial asset in relation to initial net book value of that asset.

3.26      Construction revenues and construction costs

The Company’s subsidiaries records construction revenues in connection with the construction services for infrastructure employed in the power transmission and distribution services, according to the stage of completion.

When incurred, related costs are recognized in the income statement for the year as constructions cost.

Given that the Copel Distribuição outsources the construction of power distribution infrastructure to non-related parties and that a large part of the work is carried out over short periods, and it is not a core activity, the construction margin to the Company’s power distribution business is not significant.

The construction margin adopted for the transmission activity for the year 2014 and 2013 is 1.65%, and results from a calculation methodology which takes into account the respective business risk.

In the construction of gas distribution infrastructure similar to Copel Distribuição, the revenue is recognized in the amount equal to its cost, since the infrastructure construction is performed by unrelated parties during a short period.

3.27      Power purchase and sales transactions in the Spot Market (Electric Energy Trading Chamber - CCEE)

Power purchase and sales transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates prepared by Companies Senior Management when these information are not available on time.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.29      Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Other leases that do not meet the above characteristics are classified as operating.

3.30      New standards and changes and interpretations of standards not yet in effect

Several new standards, amendments to standards and interpretations will be effective for the years started after January 1, 2015, and have not been adopted to the preparation of these financial statements.

Those that may be relevant to the Company and its subsidiaries are mentioned below. The Company and its subsidiaries do not plan to adopt this standard in advance.

IFRS 9 - Financial instruments

Includes revised guidance on rating and measuring financial instruments, including a new model of expected credit losses for the impairment calculation on financial assets and new requirements on hedge accounting. The standard maintains existing guidance on recognition and derecognition of financial instrument in IAS 39.

IFRS 9 is effective for the years started on or after January 1, 2018 and early adoption is permitted.

IFRS 15 – Income from contracts with clients

Requires an entity to recognize the sum of income reflecting a consideration that they expect to receive in exchange for control of such assets and services. The new standard will replace the greater part of detailed guidance on recognition of income currently existing in IFRS when the new standard is adopted. The new standard will be applicable as of or after January 1, 2017 and early adoption is permitted by IFRS. The standard may be adopted retrospectively, using a cumulative effect approach. The Company and its subsidiaries are assessing the effects of IFRS 15 in the financial statements and in their disclosures, and have not selected yet the transition method for the new standard or determined the effects by the new standard in current financial reports.

4         Cash and cash equivalents

	12.31.2014	12.31.2013
Cash and bank accounts	152,373	130,311
Financial investments with immediate liquidity	587,758	1,611,321
	740,131	1,741,632

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Financial investments refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are characterized by the sale of a security with the commitment, by the seller (Bank), to repurchase it, and by the purchaser, to resell it in the future. Applications are remunerated, on average, at the rate of the Interbank Deposit Certificate (Certificado de Depósito Interbancário or CDI, in Portuguese).

5         Bonds and Securities

	Level
Category	Note 35.1	Index	12.31.2014	12.31.2013
Securities available for sale
Committed Operation	2	Fixed rate	93,558	26,995
Treasury Financial Letter - LFT	1	Selic	87,979	130,369
CDB - Bank Deposit Certificates	2	CDI	36,718	36,983
Nacional Financial Letter - LTN	1	Fixed rate	17,153	63,663
Financial Letter - LF Caixa	2	CDI	12,450	11,141
National Treasury Notes - Series F - NTN-F	1	CDI	2,001	1,990
Quotas in Funds	1	CDI	99	90
			249,958	271,231
Securities available for sale
Quotas in Funds	2	CDI	164,281	93,529
Nacional Financial Letter - LTN	1	Selic	52,798	60,800
Multimarket Fund	2	CDI	43,021	-
Financial Letter - LF	2	CDI	32,041	13,375
Term Deposits with Special Guarantees - DPGE	2	CDI	14,224	38,433
Real Estate Receivable Certificate - CRI	2	IGPDI	12,230	-
Committed Operation	2	Fixed rate	10,320	24,164
Loan - Credit Operation (Mutual)	2	IPCA	8,357	-
Debentures	2	CDI	2,961	3,215
CDB - Bank Deposit Certificates	2	CDI	1,128	-
Treasury	1	-	6	-
Treasury Financial Letter - LFT	1	Selic	-	5,011
			341,367	238,527
			591,325	509,758
		Current	459,115	389,222
		Noncurrent	132,210	120,536

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel and its subsidiaries own securities yielding variable interest rates. The term of these securities ranges from 1 to 60 months from the end of the reporting period. None of these assets is overdue or impaired at year-end.

Among the main amounts invested, there are exclusive funds and guarantees:

	12.31.2014	12.31.2013
Exclusive funds
Copel Geração e Transmissão - Banco do Brasil	65,391	99,843
Copel Distribuição - Banco do Brasil	3	3
UEG Araucária - BNY Mellon Serviços Financeiros DTVM S.A.	167,629	124,946
UEG Araucária - Banco do Brasil	90,521	113,546
UEG Araucária - Caixa Econômica Federal	21,704	-
UEG Araucária - Bradesco	61,370	-
	406,618	338,338
Guarantees
Guarantee for the ANEEL auction	3,753	374
Guarantee for the Contracts for the Sale of Energy in the Regulated Environment – CCEARS	81,926	118,647
Collaterals for financing facilities to build hydroelectric power plants HPPs and transmission lines	62,049	16,452
Guarantee for the compliance with article 17 of law 11,428/2006 and possible authorization by
Environmental Institute of Paraná (Instituto Ambiental do Paraná
or IAP), by the Consórcio Energético Cruzeiro do Sul	36,662	33,849
	184,390	169,322

6         Collaterals  and Escrow Accounts

	12.31.2014	12.31.2013
Collaterals and escrow accounts - STN (6.1)	56,956	45,371
Others	13,497	1,976
	70,453	47,347
Current	13,497	1,976
Noncurrent	56,956	45,371

6.1        Collateral - National Treasury Department (Secretaria do Tesouro Nacional or STN, in Portuguese)

Surety bonds and restricted deposits are offered to secure the repayment of the principal consisting of par bonds and discount bound when these payments are required on April 11, 2024 (Note 22.1). The amounts are adjusted by applying the weighted average of the percentage variations of the prices of zero-coupon bonds issued by the U.S. Treasury, according to the participation of each series of the instrument in the composition of the collateral portfolio made up to secure the payment of the principal under the Brazilian Financing Plan – 1992.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7         Trade Accounts Receivable

	Balances	Overdue	Overdue for
	falling due	up to 90 days	more than 90 days	12.31.2014	12.31.2013
Customers
Residential	188,300	109,802	45,809	343,911	262,180
Industrial	172,436	30,312	17,821	220,569	170,320
Commercial	147,786	34,624	20,230	202,640	152,308
Rural	28,049	9,717	2,216	39,982	35,054
Public entities	26,214	19,382	10,911	56,507	68,962
Public lighting	20,581	113	126	20,820	16,379
Public service	21,042	466	439	21,947	29,528
Unbilled	414,774	-	-	414,774	274,059
Energy installments plan	116,463	5,916	25,486	147,865	99,655
Low income subsidy - Eletrobras	13,368	-	-	13,368	25,415
State Government of Paraná - "Luz Fraterna" program (Note 16.1.1)	2,680	-	-	2,680	78,987
Other receivables	43,206	11,076	48,813	103,095	58,379
	1,194,899	221,408	171,851	1,588,158	1,271,226
Concessionaires and Permission holder
Supply of electric power
CCEAR - auction	87,823	805	6,646	95,274	106,060
Bilateral contracts	98,424	-	25	98,449	79,031
CCEE (7.1)	483,685	11,201	14	494,900	45,642
Quota system	2	-	2	4	-
Reimbursement to generators	-	-	1,256	1,256	1,256
	669,934	12,006	7,943	689,883	231,989
Charges from using transmission grid
Transmission grid	16,028	-	2,357	18,385	17,110
Basic network and connection grid	12,327	615	4,346	17,288	14,668
	28,355	615	6,703	35,673	31,778
.
Telecommunications	6,080	9,501	36,353	51,934	40,279
.
Gas distribution	44,332	2,306	437	47,075	32,496
.
Allowance for doubtful accounts (7.2)	-	-	(158,211)	(158,211)	(137,454)
	1,943,600	245,836	65,076	2,254,512	1,470,314
Current	1,867,904	245,836	65,076	2,178,816	1,337,628
Noncurrent	75,696	-	-	75,696	132,686

7.1        Electric Energy Trading Chamber - CCEE

Of the balance presented referring to November and December 2014 installments, the amount of R$470,268 refers to UEG Araucária. The financial settlement for the months of November and December was partially received on January 14, 2015 in the amount of R$160,757, and on February 02, 2015 in the amount of R$124,273, respectively. The remaining balance relating to the financial settlement of November and December is expected to be received by March 2015.

7.2        Allowance for doubtful accounts

	Balance as of	Additions /	Reversal	Balance as of	Additions /	Reversal	Balance as of	Additions /	Reversal	Balance as of
	1.01.2012	(reversals)	of write-off	12.31.2012	(reversals)	of write-off	12.31.2013	(reversals)	of write-off	12.31.2014
Customers, concessionaries and permission holder
Residential	28,953	27,123	(16,847)	39,229	19,197	(12,249)	46,177	25,323	(11,982)	59,518
Industrial	25,163	8,568	(2,739)	30,992	9,739	(5,700)	35,031	14,762	(11,479)	38,314
Commercial	19,466	8,026	(3,480)	24,012	5,285	(2,532)	26,765	18,400	(5,327)	39,838
Rural	1,805	4,582	(861)	5,526	1,621	(740)	6,407	(4,798)	(336)	1,273
Public entities	2,359	6,957	-	9,316	3,727	-	13,043	(3,888)	-	9,155
Public lighting	79	50	-	129	(48)	-	81	-	-	81
Public service	41	72	-	113	70	-	183	71	6	260
Concessionaires and permission holder	37,370	(37,146)	-	224	6,414	(125)	6,513	917	(701)	6,729
Telecommunications	683	3,550	(1,012)	3,221	866	(833)	3,254	1,023	(1,234)	3,043
	115,919	21,782	(24,939)	112,762	46,871	(22,179)	137,454	51,810	(31,053)	158,211

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

8         CRC Transferred to the State Government of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.y., which are received monthly, with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government is paying the renegotiated amounts in accordance with the fourth amendment. Amortizations are secured by resources from dividends.

8.1        Changes in CRC

	Current assets	Noncurrent assets	Total
As of 1.01.2013	75,930	1,308,354	1,384,284
Interest	87,149	-	87,149
Monetary variations	2,522	69,677	72,199
Transfers	82,925	(82,925)	-
Amortizations	(163,078)	-	(163,078)
As of 12.31.2013	85,448	1,295,106	1,380,554
Interest	86,630	-	86,630
Monetary variations	1,418	47,584	49,002
Transfers	93,161	(93,161)	-
Amortizations	(172,078)	-	(172,078)
As of 12.31.2014	94,579	1,249,529	1,344,108

8.2        Maturity of noncurrent installments

12.31.2014
2016	100,869
2017	107,577
2018	114,732
2019	122,362
2020	130,499
After 2021	673,490
1,249,529

9         Net Sectorial Financial Assets

As mentioned in Note no. 3.6, Copel Distribuição, recorded sectorial financial assets against net operating revenue. This record was possible upon the Company entering into the 4th Amendment to Concession Agreement 046/99 on December 10, 2014. The composition and changes of sector financial assets are as follows.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.1        Changes in net sectorial financial assets

	Initial recognition				Balance as of
	as of 12.10.2014	Deferrals	Amortization	Updating	12.31.2014
Fuel Consumption Account - CCC	4,757	-	(503)	-	4,254
Charges for using the transmission system - basic grid	89,226	8,932	(1,692)	386	96,852
Electricity purchased for resale - Itaipu	(94,232)	(13,789)	(292)	(388)	(108,701)
Charges for system services - ESS	(370,572)	(8,182)	9,663	(1,674)	(370,765)
Energy Development Account - CDE	16,304	635	(137)	90	16,892
Incentive Program to Alternative Electricity Sources - Proinfa	5,148	-	(544)	-	4,604
Electricity purchased for resale - CVA Energ	601,099	18,976	(19,175)	2,574	603,474
Transport of energy purchased from Itaipu	1,867	201	(20)	9	2,057
Other financial components	751,342	43,143	(8,289)	6,281	792,477
	1,004,939	49,916	(20,989)	7,278	1,041,144
				Current	609,298
				Noncurrent	431,846

9.2        Composition of net sectorial financial assets balances per tariff cycle

	Current assets	Noncurrent assets
	12.31.2014	12.31.2014
Sectorial financial assets - Electricity rate adjustment recoverable 2014
CCC	4,254	-
Basic Network	14,304	-
Electricity purchased from Itaipu	2,469	-
ESS	(81,703)	-
CDE	1,160	-
Proinfa	4,604	-
CVA Energ	162,114	-
Transport of energy purchased from Itaipu	165	-
Other financial components	70,085	-
	177,452	-
Sectorial financial assets - Electricity rate adjustment recoverable 2015
Basic Network	41,274	41,274
Electricity purchased from Itaipu	(55,585)	(55,585)
ESS	(144,531)	(144,531)
CDE	7,866	7,866
CVA Energ	220,680	220,680
Transport of energy purchased from Itaipu	946	946
Other financial components
Deferral IRT 2013	140,337	140,337
Deferral IRT 2014 (constitution)	159,364	159,364
Other financial components	61,495	61,495
	431,846	431,846
	609,298	431,846

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.3        Copel Distribuição Tariff Adjustment

On June 24, 2014, the ANEEL issued the Ratifying Resolution 1,740, which approved the Annual Tariff Adjustment for Copel Distribuição at the rate of 35.05%. This adjustment does not include the partial deferral of the tariff adjustment for 2013 as required by Copel Distribuição and approved by Aneel in 2013, whose adjusted amount on June 2014 totaled R$275,910. The percentage of adjustment in 2014 would reach 39.71% if it included such amount.

Copel Distribuição required from ANEEL the suspensive effect of the tariff adjustment for 2014 with the purpose of deferring the application of the authorized tariff adjustment index of 35.05%. ANEEL accepted the Company's request and, by issuing the Ratifying Resolution 1,763, approved the partial deferral of the tariff adjustment for 2014, which was equivalent to R$622,427.

At December 31, 2014, the accumulated amounts related to these deferrals, as adjusted at the General Market Price Index (IGP-M), totaled R$776,854, being comprised of the Tariff Adjustment Index (IRT) for 2013 amounting to R$177,452, the deferral of IRT 2014 (constitution) amounting to R$280,674, and the remaining balance of the Sector-based Financial Assets - Tariff Adjustment for 2014 amounting to R$318,728.

Taking into account the approved deferral for 2014 and the postponement of the deferral for 2013, which are to be included in future tariff adjustments, the average adjustment rate applied was 24.86%, retroactively to June 24, 2014.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

10      Accounts Receivable Related to the Concession

10.1      Changes in accounts receivable related to the concession

			Noncurrent assets
	Current		Special
Balances	assets	Assets	liabilities	Total
As of 1.01.2013	5,319	4,557,599	(1,911,773)	2,651,145
Capitalization of intangible assets in progress	-	712,947	(82,878)	630,069
Transfers from current to noncurrent	21,532	(21,532)	-	-
Transfers to charges for use of main distributions
and transmission grid - customers	(22,455)	-	-	(22,455)
Transfers to property, plant and equipment	-	(1,562)	-	(1,562)
Transfer to property, plant and equipment - Resolution 367/2009	-	1,082	-	1,082
Transfers to intangible assets in service	-	(2,589)	-	(2,589)
Monetary variations	-	210,310	(102,051)	108,259
Remuneration	-	33,974	-	33,974
Construction income	-	136,536	-	136,536
Write-offs	-	(28,233)	3,235	(24,998)
Write-offs - Resolution 367/2009	-	(20,797)	-	(20,797)
As of 12.31.2013	4,396	5,577,735	(2,093,467)	3,488,664
Capitalization of intangible assets in progress	-	785,325	(119,829)	665,496
Transfers from current to noncurrent	38,741	(38,741)	-	-
Transfers to charges for use of main distributions
and transmission grid - customers	(35,707)	-	-	(35,707)
Transfers to property, plant and equipment	-	(11,073)	-	(11,073)
Monetary variations	-	148,864	(71,875)	76,989
Remuneration	-	58,782	-	58,782
Construction income	-	206,150	-	206,150
Write-offs	-	(40,050)	16,166	(23,884)
As of 12.31.2014	7,430	6,686,992	(2,269,005)	4,425,417

Management determined the valuation of the assets subject to indemnification, applying the new replacement value methodology, and concluded that the expected indemnification supports the amount registered at December 31, 2014.

10.2      Commitments regarding transmission

Commitments with suppliers of equipment and services related to the following projects:

Transmission Lines and Substations	Value
Contract 010/10 - TL Araraquara 2 - Taubaté	233,974
Contract 022/12 - TL 230 kV - Foz do Chopim - Salto Osorio C2 and Londrina Figueira	38,457
Contract 002/13 - TL 230 kV Assis - Paraguaçu Paulista	48,254
Contract 005/14 - TL 230 kV Bateias-Curitiba Norte and SE 230 kV Curitiba Norte	51,800
Contract 021/14 - TL 230 kV Foz do Chopim Realeza Sul and SE 230 kV Realeza Sul	2,933
Contract 022/14 - TL 500kV Londrina- Assis	6,244

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11      Accounts Receivable related to the Concession Extension

The Company received the installments overdue until September 2014 and the Management’s expectation is to receive the remaining installments, in the amount of R$95,619 on December 31, 2014, in arrears as soon as the Energy Development Account - CDE resources are returned by the Granting Authority.

11.1      Changes in the accounts receivable related to the concession extension

Balances	Current assets	Noncurrent assets	Total
As of 1.01.2013	356,085	717,805	1,073,890
Transfers from noncurrent to current	352,160	(352,160)	-
Amortizations	(440,656)	-	(440,656)
Monetary variations	43,591	-	43,591
Remuneration	40,981	-	40,981
As of 12.31.2013	352,161	365,645	717,806
Transfers	205,428	(205,428)	-
Amortizations	(306,814)	-	(306,814)
Monetary variations	28,672	-	28,672
Remuneration	21,599	-	21,599
As of 12.31.2014	301,046	160,217	461,263

12      Other receivables

	12.31.2014	12.31.2013
Transfer CDE (12.1)	210,808	51,067
Services in progress (a)	96,107	94,000
Advances to suppliers (b)	95,311	122,311
Advances to employees	24,452	27,831
Advance for severance estate	16,159	40,403
Decommissioning in progress	11,211	10,980
Partnership in consortiums	102	25,540
Other receivables	46,992	53,193
	501,142	425,325
Current	415,818	395,890
Noncurrent	85,324	29,435
(a) It refers mostly to R&D programs and EER, which after its completion, are offset against their liability recorded for this purpose, as regulatory legislation.
(b) Refers to advances to suppliers provided on contractual clauses.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.1      CDE Transfer

The balance due on 12.31.2014 of R$210,808 refers to CDE funds to cover tariffs discounts for users of public distribution service, according to Ratifying Resolution no. 1,586 of August 13, 2013. Additionally, ANEEL also approved the monthly amount of R$28,697 (Resolution No. 1.763/14) to be transferred to Copel Distribuição, in CDE funds, from June 2014 to May 2015, which R$26,712 is to cover tariffs discounts as established in Decree No. 7,891 of January 23, 2013 and R$1,985 regarding the difference between the estimated and actual sums during the period from February 2013 to May 2014. The Company received installments up to the May 2014 on December 31, 2014 and two more (June and July 2014) in January 2015, and expects to receive the remainder as soon as the CDE has its funds restored with the 2015 quotas.

Of the balance shown on 12.31.2013, the amount of R$30,025 transferred in 2014 refers to CDE funds for compensation of additional electricity costs provided for in Decree No. 7,945 of March 07, 2013, aiming to neutralize the distribution companies exposure in the spot market and the hydrological risk observed in the period, which led to the activation order of thermoelectric power plants by reason of energy security.

13      Inventories

Operation / Maintenance	12.31.2014	12.31.2013
Copel Distribuição	101,399	96,866
Copel Geração e Transmissão	29,389	31,298
Copel Telecomunicações	17,684	10,046
Compagas	2,150	1,068
	150,622	139,278

14      Taxes

14.1      Income tax and social contribution

	12.31.2014	12.31.2013
Current assets
Income Tax and social contribution paid in advance	448,599	375,722
Income Tax and social contribution to be offset against liability	(343,525)	(242,564)
	105,074	133,158
Noncurrent assets
Income Tax and social contribution recoverable	128,615	197,659
	128,615	197,659
Current liabilities
Income Tax and social contribution due	653,406	540,184
Income Tax and social contribution to be offset against asset	(343,525)	(242,564)
	309,881	297,620

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

14.2      Deferred income tax and social contribution

14.2.1     Change in deferred income tax and social contribution

			Recognized in				Recognized in
		Recognized	comprehensive			Recognized	comprehensive
	Balance as of	in income	income		Balance as of	in income	income	Balance as of
	1.01.2013	for the year	for the year	Other	12.31.2013	for the year	for the year	12.31.2014
Noncurrent assets
Provisions for legal claims	338,028	37,308	-	-	375,336	92,229	-	467,565
IAS 36 effects - Impairment of assets	-	-	-	-	-	274,476	-	274,476
Pension and healthcare plans	178,312	17,172	-	-	195,484	24,887	-	220,371
Provision for electricity purchase	97,033	8,074	-	-	105,107	57,136	-	162,243
Provision for R&D & PEE	46,790	19,976	-	-	66,766	26,815	-	93,581
Effects from applying IAS 19 – Employee benefits	58,944	-	73,579	-	132,523	-	(48,584)	83,939
Allowance for doubtful accounts	41,452	8,230	-	-	49,682	11,492	-	61,174

Effects from applying IFRIC 12 - concession contracts	87,299	(17,717)	-	-	69,582	(23,323)	-	46,259
Amortization of concession rights	36,429	257	-	-	36,686	256	-	36,942
Provision for profit sharing	9,671	16,882	-	-	26,553	3,885	-	30,438
INSS - injunction on judicial deposit	-	6,773	-	16,483	23,256	6,351	-	29,607
Tax loss and negative calculation basis	2,486	7,227	-	-	9,713	8,115	-	17,828
Provision to tax losses	14,847	93	-	-	14,940	2,174	-	17,114
Voluntary termination program/retirement	53,986	(52,670)	-	-	1,316	(1,292)	-	24
Interest on own capital	21,709	(21,709)	-	-	-	-	-	-
Others	18,916	(1,501)	579	-	17,994	7,252	(408)	24,838
	1,005,902	28,395	74,158	16,483	1,124,938	490,453	(48,992)	1,566,399
(-) Non-current liabilities
IAS 16 Effects - deemed cost	689,160	(52,619)	-	-	636,541	(50,760)	-	585,781
Sectorial financial assets	-	-	-	-	-	353,989	-	353,989
Deferral of capital gain	175,450	(67,916)	-	-	107,534	(67,916)	-	39,618
Provision for negative goodwill	25,297	-	-	-	25,297	-	-	25,297
Effects from applying IFRIC 12 - concession contracts	115	-	-	-	115	19,113	-	19,228
Effects from applying IAS 39 - financial instruments	15,042	(5,885)	(1,881)	-	7,276	1,235	(110)	8,401
Capitalization of financial charges	5,357	-	-	-	5,357	-	-	5,357
Others	4,732	5,364	(190)	-	9,906	8,939	(945)	17,900
	915,153	(121,056)	(2,071)	-	792,026	264,600	(1,055)	1,055,571
Net	90,749	149,451	76,229	16,483	332,912	225,853	(47,937)	510,828
Assets presented in the Statement
of Financial Position	681,285				753,413			526,046
Liabilities presented in the Statement
of Financial Position	(590,536)				(420,501)			(15,218)
Net	90,749				332,912			510,828

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

14.3      Other recoverable taxes and other taxes due

	12.31.2014	12.31.2013
Current assets
Recoverable ICMS (VAT)	92,247	43,092
Recoverable PIS/Pasep and Cofins taxes	69,771	61,093
PIS/Pasep and Cofins to be offset against liabilities	(66,263)	(35,596)
Other recoverable taxes	530	1,424
	96,285	70,013
Noncurrent assets
ICMS recoverable	34,977	72,347
PIS/Pasep and Cofins	55,206	51,653
Other taxes recoverable	33,298	498
	123,481	124,498
Current liabilities
ICMS payable	85,674	184,369
PIS/Pasep and Cofins payable	97,758	79,291
PIS/Pasep and Cofins recoverable with assets	(66,263)	(35,596)
Withholding tax over the interest on net equity	2,222	39,440
Other taxes	17,938	33,227
	137,329	300,731
Noncurrent liabilities
INSS payable - injunction on judicial deposit	87,129	68,402
	87,129	68,402

14.4      Reconciliation of provision for income tax and social contribution

	12.31.2014	12.31.2013	12.31.2012
Income before IRPJ and CSLL	1,857,631	1,506,504	972,528
IRPJ and CSLL (34%)	(631,595)	(512,211)	(330,660)
Tax effects on:
Equity in income	47,897	32,423	52
Interest on own capital	10,200	61,200	75,802
Dividends	238	309	241
Finam	1,745	1,972	-
Non-deductible expenses	(8,209)	(3,130)	(3,331)
Tax incentives	20,248	10,364	11,688
Offsetting of tax loss and negative basis of CSLL	35,146	-	-
Difference between the calculation bases of deemed profit and taxable profit	1,924	-	-
Others	390	4,004	200
Current IRPJ and CSLL	(747,869)	(554,520)	(458,257)
Deferred IRPJ and CSLL	225,853	149,451	212,249
Effective rate - %	28.1%	26.9%	25.3%

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15      Judicial Deposits

	12.31.2014	12.31.2013
Tax	437,100	417,570
Labor	144,251	118,240
.
Civil
Suppliers	95,558	95,558
Civil	43,412	28,849
Easements	8,036	8,106
Customers	3,391	2,397
	150,397	134,910
.
Other	4,505	4,505
	736,253	675,225

16      Related Parties

16.1      Related party credits

	12.31.2014	12.31.2013
Controlling shareholder
State of Paraná (16.1.1)	137,137	-
	137,137	-
Associate and Jointly-controlled companies
Dividends and/or interests on own capital
Dona Francisca Energética	-	85
Sanepar	6,211	-
Dominó Holdings	4,072	6,311
Costa Oeste	313	478
Marumbi	2,211	403
Transmissora Sul Brasileira	665	360
Caiuá	566	88
Integração Maranhense	227	227
Matrinchã	8,116	840
Guaraciaba	3,930	182
Cantareira	21	-
.	26,332	8,974

Other investments	-	526
	163,469	9,500
Current assets - Dividends receivable	26,332	9,500
Current assets - Related parties	-	-
Noncurrent assets	137,137	-

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.1.1     Credit related to “Luz Fraterna”

During the 2065th Board Meeting held on September 10, 2013, Copel’s board approved the transfer of the Paraná State Government debt on the “Luz Fraterna” (Fraternal Light) program, from Copel Distribuição to Copel, as well as changes to the procedures so that future debts of this government program are undertaken by Copel.

ANEEL agreed to the transaction through order n° 1560 of May 13, 2014. On 05.31.2014, the "Credit Assignment Instrument" was signed and it transferred receivables of Copel Distribuição to Copel with regard to the Luz Fraterna account, for the period from September 2010 to February 2014, including charges for payment delay (2% fine, monetary restatement calculated on the IGPM variation plus 1% monthly interest), totaling R$115,696, maturing on May 31, 2014. Copel, in turn, made the transfer of the same amount to Copel Distribuição to settle overdue invoices.

The instrument also establishes that Copel Distribuição semiannually performs the transfer to Copel, as credit rights, of subsequent billing charges for payment delay (2% fine, monetary restatement calculated on the IGPM variation plus 1% monthly interest) related to the Luz Fraterna Program eventually not settled from March 01, 2014. In this context, the amount of R$21,441 was transferred in 2014.

Copel, in turn, will be expected to transfer the same amount to Copel Distribuição to settle overdue invoices. A transfer default on the part of Copel to Copel Distribuição shall imply a monetary restatement calculated on IGPM variation until the date of actual transfer.

Copel shall issue a debit note to the Government of the State of Paraná based on the Credit Assignment Instrument. A monetary restatement calculated by IGPM plus monthly interest of 1% shall be applicable from the date of issue of the debit note until the effective payment by the Government of the State of Paraná.

16.1.2     Financing transferred - STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they remain recognized in the parent company.

This financing was transferred bearing the same charges assumed by the Company and is reported separately, as a receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 22.1).

17      Investments

17.1      Business combination

17.1.1     São Bento Energia, Investimentos e Participações S.A.

On October 16, 2014, the Company purchased Galvão Participações S.A., 100% stake in São Bento Energia, Investimentos e Participações S.A., which holds the shareholding control of GE Olho D’Água S.A., GE Boa Vista S.A., GE Farol S.A. and GE São Bento do Norte S.A..

The acquisition of this undertaking fulfills Copel's strategic purpose of increasing its participation in the energy generation industry by adding renewable sources to its energy mix.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The authorization right generated in the acquisition was allocated to the group of Investments in the individual balance of the parent company, and to the group of intangibles in the consolidated balance sheet, and it will be amortized as of January 2015 up to the expiration of authorizations of subsidiaries by São Bento Energia in 2046.

Acquired participation
Consideration transferred	213,426
Equity as of 9.30.2014	(124,589)
Authorization right	88,837

The following data detail the composition of acquired assets and assumed liabilities that were recognized on the acquisition date and that correspond to their fair values:

9.30.2014	Acquired net assets
ASSETS	136,369
Current assets	13,378
Non-current assets	122,991
Long-term assets	178
Investments	122,813
LIABILITIES	136,369
Current liabilities	11,774
Noncurrent liabilities	6
Equity	124,589

If this project had been consolidated as of January 1, 2014 in the consolidated statement of income, the income of R$9,845 would have been included.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.2      Changes in investments

			Equity	Investment		Proposed
	Balances as of		valuation	and/or	Business	dividends			Balances as of
	1.01.2014	Equity	adjustments	Advance for future capital	combinations	and Interest on own capital	Other		12.31.2014
Joint ventures (17.4)
Dominó Holdings	456,703	60,739	(2,822)	-	-	(10,170)	(279,116)	(a)	225,334
Cutia	5,625	24	-	145	(5,794)	-	-		-
Voltália (17.4.2)	-	1,179	-	51,242	-	-	-		52,421
Voltália - authorization right (17.4.2)	-	-	-	11,693	-	-	-		11,693
Costa Oeste	18,700	1,317	-	3,742	-	165	-		23,924
Marumbi	21,797	9,311	-	34,448	-	(1,809)	-		63,747
Transmissora Sul Brasileira	63,797	2,799	-	7,000	-	(305)	-		73,291
Caiuá	40,318	2,009	-	2,911	-	(477)	-		44,761
Integração Maranhense	85,378	3,541	-	2,916	-	-	-		91,835
Matrinchã	97,999	30,553	-	321,987	-	(7,277)	-		443,262
Guaraciaba	38,828	15,783	-	95,117	-	(3,749)	-		145,979
Paranaíba	17,850	3,172	-	47,286	-	-	-		68,308
Mata de Santa Genebra	-	(1,153)	-	27,304	-	-	-		26,151
Cantareira	-	87	-	15,207	-	(21)	-		15,273
	846,995	129,361	(2,822)	620,998	(5,794)	(23,643)	(279,116)		1,285,979
Associates (17.5)
Sanepar	-	15,919	633	-	-	(13,357)	279,116	(b)	282,311
Dona Francisca	58,176	10,076	-	-	-	(14,344)	-		53,908
Foz do Chopim	15,788	8,467	-	-	-	(9,348)	-		14,907
Sercomtel	-	(3,750)	-	3,750	-	-	-		-
Carbocampel	1,407	(4)	-	118	-	-	-		1,521
Dois Saltos	720	-	-	-	-	-	-		720
Copel Amec	182	10	-	-	-	-	-		192
Escoelectric	-	(124)	-	258	-	-	-		134
	76,273	30,594	633	4,126	-	(37,049)	279,116		353,693
Other investments
Finam	1,323	-	(1)	-	-	-	-		1,322
Finor	212	-	11	-	-	-	-		223
Investco S.A.	9,210	-	184	-	-	-	-		9,394
Nova Holanda Agropecuária S.A.	14,868	-	-	-	-	-	(14,868)	(c)	-
Provision for loss Nova Holanda	(6,981)	-	-	-	-	-	6,981	(c)	-
Assets for future use	4,290	-	-	-	-	-	(2,638)	(d)	1,652
Advance for future investment	233,469	-	-	3,494	(218,753)	-	(18,210)	(d)	-
Other investments	8,268	-	(384)	3	-	-	-		7,887
	264,659	-	(190)	3,497	(218,753)	-	(28,735)		20,478
	1,187,927	159,955	(2,379)	628,621	(224,547)	(60,692)	(28,735)		1,660,150
(a) Corporate restructuring of Dominó Holdings (Notes 17.4.1 and 17.5.1).
(b) Acquisition of shares (Note 17.5.1).
(c) Investment alienation and reversal of provision for losses.
(d) Transfers to intangible assets (Note 19).

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

			Equity	Investment	Proposed	Reversal
	Balance as of		valuation	and/or	dividends	of provision	Balances as of
	1.01.2013	Equity	adjustments	Advance for future capital increase	and Interest on own capital	for loss	12.31.2013
Joint ventures (17.4)
Dominó Holdings	358,114	96,635	18,881	-	(16,927)	-	456,703
Cutia	5,247	(465)	-	843	-	-	5,625
Costa Oeste	1,049	2,409	-	15,720	(478)	-	18,700
Marumbi	2,212	1,969	-	18,018	(402)		21,797
Transmissora Sul Brasileira	9,577	1,516	-	53,065	(361)		63,797
Caiuá	7,747	565	-	32,094	(88)		40,318
Integração Maranhense	9,630	1,016	-	74,959	(227)	-	85,378
Matrinchã	10,130	3,453	-	85,256	(840)		97,999
Guaraciaba	6,963	908	-	31,139	(182)	-	38,828
Paranaíba	-	210	-	17,640	-		17,850
	410,669	108,216	18,881	328,734	(19,505)	-	846,995
Associates (17.5)
Sercomtel	10,567	(13,567)	-	3,000	-	-	-
Dona Francisca	59,753	8,963	-	-	(10,540)	-	58,176
Foz do Chopim	15,872	10,316	-	-	(10,400)	-	15,788
Carbocampel	1,413	(6)	-	-	-	-	1,407
Dois Saltos	300	-	-	420	-	-	720
Copel Amec	180	2	-	-	-	-	182
Escoelectric	-	(318)	-	318	-	-	-
	88,085	5,390	-	3,738	(20,940)	-	76,273
Other investments
Finam	1,323	-	-	-	-	-	1,323
Finor	312	-	(100)	-	-	-	212
Investco S.A.	9,282	-	(72)	-	-	-	9,210
Nova Holanda Agropecuária S.A.	14,868	-	-	-	-	-	14,868
Provision for loss Nova Holanda	(14,868)	-	-	-	-	7,887	(6,981)
Assets for future use	4,290	-	-	-	-	-	4,290
Advance for future investment	46,631	-	-	186,838	-	-	233,469
Other investments	8,397	-	(134)	5	-	-	8,268
	70,235	-	(306)	186,843	-	7,887	264,659
	568,989	113,606	18,575	519,315	(40,445)	7,887	1,187,927

17.3      Parent Company

	Headquarters	Main activity	Interest %
12.31.2014			Copel	Copel GeT	São Bento	Cutia	Non- controlling shareholders
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Generation and transmission of electricity	100.00	-	-	-	-
Copel Distribuição S.A.	Curitiba/PR	Distribution and sales of electricity	100.00	-	-	-	-
Copel Telecomunicações S.A.	Curitiba/PR	Telecommunications and communications services	100.00	-	-	-	-
Copel Renováveis S.A.	Curitiba/PR	Control and management of interests	100.00	-	-	-	-
Copel Participações S.A.	Curitiba/PR	Control and management of interests	100.00	-	-	-	-
Nova Asa Branca I Energias Renováveis S.A. (a)	S. Miguel do Gostoso/RN	Generation of electricity from wind sources	100.00	-	-	-	-
Nova Asa Branca II Energias Renováveis S.A. (a)	Parazinho/RN	Generation of electricity from wind sources	100.00	-	-	-	-
Nova Asa Branca III Energias Renováveis S.A. (a)	Parazinho/RN	Generation of electricity from wind sources	100.00	-	-	-	-
Nova Eurus IV Energias Renováveis S.A. (a)	Touros/RN	Generation of electricity from wind sources	100.00	-	-	-	-
Santa Maria Energias Renováveis S.A. (a)	Maracanaú/CE	Generation of electricity from wind sources	100.00	-	-	-	-
Santa Helena Energias Renováveis S.A. (a)	Maracanaú/CE	Generation of electricity from wind sources	100.00	-	-	-	-
Ventos de Santo Uriel S.A. (a)	João Câmara/RN	Generation of electricity from wind sources	100.00	-	-	-	-
Cutia Empreendimentos Eólicos SPE S.A.	São Paulo/SP	Control and management of interests	100.00	-	-	-	-
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of piped gas	51.00	-	-	-	49.00
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Generation of electricity generation	70.00	-	-	-	30.00
UEG Araucária Ltda.	Curitiba/PR	Production of electricity from natural gas	20.00	60.00	-	-	20.00
São Bento Energia, Investimentos e Participações S.A.	São Paulo/SP	Control and management of interests	100.00	-	-	-	-
GE Olho D’Água S.A.	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	100.00	-	-
GE Boa Vista S.A.	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	100.00	-	-
GE Farol S.A.	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	100.00	-	-
GE São Bento do Norte S.A.	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	100.00	-	-
Central Geradora Eólica São Bento do Norte I S.A. (a)	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	-	100.00	-
Central Geradora Eólica São Bento do Norte II S.A. (a)	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	-	100.00	-
Central Geradora Eólica São Bento do Norte III S.A. (a)	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	-	100.00	-
Central Geradora Eólica São Miguel I S.A. (a)	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	-	100.00	-
Central Geradora Eólica São Miguel II S.A. (a)	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	-	100.00	-
Central Geradora Eólica São Miguel III S.A. (a)	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	-	100.00	-

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.3.1     Summarized financial statements of subsidiaries with non-controlling interest

	Compagas	Elejor	UEG Araucária
12.31.2014

ASSETS	634,221	719,621	1,236,838
Current assets	323,872	51,471	815,529
Non-current assets	310,349	668,150	421,309

LIABILITIES	634,221	719,621	1,236,838
Current liabilities	286,277	124,950	275,907
Noncurrent liabilities	69,918	509,855	8,857
Equity	278,026	84,816	952,074

STATEMENT OF INCOME
Net operating revenue	1,748,045	241,205	2,134,822
Operating costs and expenses	(1,664,860)	(134,835)	(1,514,198)
Financial result	1,832	(77,506)	28,648
Taxes	(24,651)	(9,679)	(177,617)
Net income for the year	60,366	19,185	471,655
Other comprehensive income	(1,548)	(1,832)	-
Comprehensive income total	58,818	17,353	471,655

STATEMENT OF CASH FLOWS
Cash flow from operating activities	98,002	62,623	306,647
Cash flow from investing activities	(79,912)	158	(135,528)
Cash flow from financing activities	46,907	(81,633)	(190,000)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	64,997	(18,852)	(18,881)
Cash and cash equivalents at the beginning of the period	34,427	47,584	21,843
Cash and cash equivalents at the end of the period	99,424	28,732	2,962
CHANGE IN CASH AND CASH EQUIVALENTS	64,997	(18,852)	(18,881)

17.4      Joint ventures

12.31.2014	Headquarters	Main activity	Equity + Advance for future capital increase	Interest %			Book value of share capital
				Copel	Copel PAR	Copel GeT
Dominó Holdings S.A. (17.4.1)	Curitiba/PR	Interest in sewage treatment company	459,866	-	49.00	-	225,334
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	46,910	-	-	51.00	23,924
Marumbi Transmissora de Energia S.A. (a)	Curitiba/PR	Transmission of electricity	79,684	-	-	80.00	63,747
Transmissora Sul Brasileira de Energia S.A.	Curitiba/PR	Transmission of electricity	366,454	-	-	20.00	73,291
Caiuá Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	91,349	-	-	49.00	44,761
Integração Maranhense Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	187,419	-	-	49.00	91,835
Matrinchã Transmissora de Energia (TP NORTE) S.A. (a)	Curitiba/PR	Transmission of electricity	904,617	-	-	49.00	443,262
Guaraciaba Transmissora de Energia (TP SUL) S.A. (a)	Curitiba/PR	Transmission of electricity	297,917	-	-	49.00	145,979
Paranaíba Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	278,810	-	-	24.50	68,308
Mata de Santa Genebra Transmissão S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	52,198	-	-	50.10	26,151
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	31,169	-	-	49.00	15,273
Voltalia São Miguel do Gostoso Participações S.A. (17.4.2)	São Paulo/SP	Percentage of share capital	106,981	49.00	-	-	52,421
(a) Pre-operating stage.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.4.1     Dominó Holdings S.A.

At the Extraordinary Meeting held on March 28, 2014 shareholders of Dominó Holdings approved the redemption and cancellation of 150,431,809 common shares in the capital of Dominó Holdings. The full redemption of the shares of one of the shareholders and the resizing of the other shareholders' ownership interest caused Copel's share of the capital of Dominó Holdings to increase from 45% to 49%.

On December 29, 2014, Dominó Holdings' shares were transferred from Copel to Copel Participações by the equity value of R$226,889, recorded in November 30, 2014.

17.4.2     Voltalia São Miguel do Gostoso I Participações S.A.

On September 1, 2014, Copel acquired 49% of the shares of Voltalia São Miguel do Gostoso Participações S.A. The authorization right resulting from the acquisition, in the amount of R$11,693, will start to be amortized when the wind-farms of Voltalia's subsidiaries start business operations, which is expected for March 2015, and will continue until maturity, in April 2047. On December 18, 2014, aiming at meeting a requirement by the venture’s financial agent, Voltalia São Miguel do Gostoso I Participações S.A., was created with capital being paid in solely with Voltalia São Miguel do Gostoso Participações S.A. shares. Thus, Copel’s investee became the holding company and will manage the venture.

17.4.3     Main groups of assets, liabilities and results of joint ventures

	Dominó (a)	Costa Oeste	Marumbi	Transmissora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira	Voltália
12.31.2014
.
ASSETS	470,097	92,085	128,894	730,831	223,598	377,605	1,551,898	751,893	654,665	102,175	34,836	106,981
Current assets	19,578	1,739	10,234	54,544	25,544	30,952	76,872	39,425	295,667	40,385	2,186	704
Cash and cash equivalents	2,459	692	10,011	33,008	7,251	753	73,749	37,171	294,062	39,772	1	1
Other current assets	17,119	1,047	223	21,536	18,293	30,199	3,123	2,254	1,605	613	2,185	703
Noncurrent assets	450,519	90,346	118,660	676,287	198,054	346,653	1,475,026	712,468	358,998	61,790	32,650	106,277
.
LIABILITIES	470,097	92,085	128,894	730,831	223,598	377,605	1,551,898	751,893	654,665	102,175	34,836	106,981
Current liabilities	10,231	9,777	12,175	37,872	30,239	15,388	62,348	430,464	369,264	49,977	480	-
Financial liabilities	-	2,817	1,376	20,756	5,865	10,440	24,637	401,144	354,527	49,557	-	-
Other current liabilities	10,231	6,960	10,799	17,116	24,374	4,948	37,711	29,320	14,737	420	480	-
Noncurrent liabilities	-	37,736	70,547	346,505	102,010	174,798	958,098	23,512	6,591	-	3,187	-
Financial liabilities	-	32,579	33,347	321,184	82,876	136,541	528,634	-	-	-	-	-
Advance for future capital increase	-	2,338	33,512	20,000	-	-	373,165	-	-	-	-	-
Other non-current liabilities	-	2,819	3,688	5,321	19,134	38,257	56,299	23,512	6,591	-	3,187	-
Equity	459,866	44,572	46,172	346,454	91,349	187,419	531,452	297,917	278,810	52,198	31,169	106,981
.
STATEMENT OF INCOME
Net operating revenue	-	43,468	87,434	206,965	78,290	92,381	813,467	458,024	285,982	61,493	29,613	-
Operating costs and expenses	(1,996)	(38,163)	(73,433)	(171,992)	(67,548)	(73,680)	(819,071)	(461,491)	(288,874)	(64,274)	(29,385)	-
Financial income	(10,502)	(1,006)	556	(19,309)	(4,815)	(7,989)	117,192	56,824	22,441	480	118	-
Equity in income	95,591	-	-	-	-	-	-	-	-	-	-	1,098
Provisions for income and social
contribution taxes		(1,716)	(2,918)	(1,666)	(1,825)	(3,484)	(49,236)	(21,150)	(6,599)	-	(168)	-
Income (loss) for the year	83,093	2,583	11,639	13,998	4,102	7,228	62,352	32,207	12,950	(2,301)	178	1,098
.
Other comprehensive income	1,009	-	-	-	-	-	-	-	-	-	-	-
Comprehensive income total	84,102	2,583	11,639	13,998	4,102	7,228	62,352	32,207	12,950	(2,301)	178	1,098
.
(a) Practices adjusted to those of Copel.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.5      Associates

12.31.2014	Headquarters	Main activity	Equity + Advance for future capital increase	Percentage of Copel %	Book value of share capital
Cia. de Saneamento do Paraná - Sanepar (17.5.1)	Curitiba/PR	Basic Sanitation	3,702,336	7.6252	282,311
Dona Francisca Energética S.A.	Agudo/RS	Electric power	234,073	23.0303	53,908
Foz do Chopim Energética Ltda.	Curitiba/PR	Electric power	41,674	35.77	14,907
Carbocampel S.A.	Figueira/PR	Coal mining	3,104	49.00	1,521
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (a)	Curitiba/PR	Electric power	2,400	30.00	720
Copel Amec S/C Ltda.- under judicial liquidation	Curitiba/PR	Services	401	48.00	192
Escoelectric Ltda.	Curitiba/PR	Services	336	40.00	134
Sercomtel S.A. Telecomunicações (b)	Londrina/PR	Telecommunications	-	45.00	-
(a) Pre-operating stage.
(b) Investment reduced to zero in 2013 due to asset impairment tests.

17.5.1     Companhia de Saneamento do Paraná - Sanepar

On April 17, 2014, the Company started holding a direct interest of 36,343,267 preferred shares (PN) of Sanepar, equivalent to 14.86% of preferred shares and 7.6252% of total share capital, as approved at the Extraordinary General Meeting (EGM) of Dominó Holdings, held on March 28, 2014. This direct interest in Sanepar is a result of the following measures adopted by Dominó Holdings: (i) the conversion of common preferred shares of Sanepar into preferred shares, in the proportion of one new preferred to each common share converted; and (ii) reduction of share capital through the transfer of preferred shares of Sanepar to shareholders of Dominó Holdings.

17.5.2     Main groups of assets, liabilities and results of associates

12.31.2014	Sanepar (a)	Dona Francisca (a)	Foz do Chopim
.
ASSETS	7,452,990	260,014	44,977
Current assets	558,580	82,304	5,971
Non-current assets	6,894,410	177,710	39,006
.
LIABILITIES	7,452,990	260,014	44,977
Current liabilities	764,481	22,819	2,701
Noncurrent liabilities	2,986,173	3,122	602
Equity	3,702,336	234,073	41,674
.
STATEMENT OF INCOME
Net operating revenue	2,617,040	108,741	40,180
Operating costs and expenses	(1,956,277)	(53,053)	(15,229)
Financial result	(109,568)	7,324	68
Provisions for income and social contribution taxes	(129,609)	(19,256)	(1,348)
Net income for the year	421,586	43,756	23,671
.
Other comprehensive income	8,296	-	-
Comprehensive income total	429,882	43,756	23,671
.
(a) Practices adjusted to those of Copel.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18      Property, Plant and Equipment

Under Articles 63 and 64 of Decree no. 41,019, the assets and facilities used mostly in the generation of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution no. 20/1999, however, regulates the release of assets from the concessions of the Public Electric Power Service, granting prior authorization to release the property and other fixed assets not usable by the concession when they are destined for sale, and also determining that the sales proceeds less respective charges be deposited in a restricted bank account to be invested in the concession. For concession contracts of the use of public property (UBP) type, infrastructure usage restrictions are set forth in article 19 of ANEEL Decree no. 2,003/96.

18.1      PP&E by company

		Accumulated			Accumulated
	Cost	depreciation	12.31.2014	Cost	depreciation	12.31.2013
In service
Copel	17	-	17	5	-	5
Copel Geração e Transmissão (a)	12,442,625	(7,628,429)	4,814,196	12,483,418	(7,370,317)	5,113,101
Copel Telecomunicações	539,076	(334,092)	204,984	504,115	(312,251)	191,864
Elejor	595,074	(158,705)	436,369	594,856	(140,657)	454,199
UEG Araucária	717,218	(297,991)	419,227	685,801	(263,587)	422,214
Cutia	19	(19)	-	-	-	-
GE Boa Vista	59,652	(3,993)	55,659	-	-	-
GE Farol	87,885	(5,869)	82,016	-	-	-
GE Olho D’Água	135,896	(9,062)	126,834	-	-	-
GE São Bento do Norte	128,286	(8,555)	119,731	-	-	-
	14,705,748	(8,446,715)	6,259,033	14,268,195	(8,086,812)	6,181,383
In progress
Copel	306	-	306	24	-	24
Copel Geração e Transmissão (a)	1,216,378	-	1,216,378	1,475,064	-	1,475,064
Copel Telecomunicações	238,706	-	238,706	174,113	-	174,113
Elejor	13,567	-	13,567	13,292	-	13,292
UEG Araucária	1,721	-	1,721	478	-	478
Cutia	41,907	-	41,907	-	-	-
Nova Asa Branca I	88,508	-	88,508	14,184	-	14,184
Nova Asa Branca II	34,999	-	34,999	12,135	-	12,135
Nova Asa Branca III	60,374	-	60,374	13,124	-	13,124
Nova Eurus IV	35,624	-	35,624	12,496	-	12,496
Santa Maria	109,439	-	109,439	36,013	-	36,013
Santa Helena	128,690	-	128,690	39,432	-	39,432
Ventos de Santo Uriel	53,736	-	53,736	11,894	-	11,894
GE Boa Vista	3,185	-	3,185	-	-	-
GE Farol	2,700	-	2,700	-	-	-
GE Olho D’Água	7,328	-	7,328	-	-	-
GE São Bento do Norte	7,987	-	7,987	-	-	-
	2,045,155	-	2,045,155	1,802,249	-	1,802,249
	16,750,903	(8,446,715)	8,304,188	16,070,444	(8,086,812)	7,983,632
(a) Net cost of provision for impairment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.2      PP&E by type of account

		Accumulated			Accumulated
	Cost	depreciation	12.31.2014	Cost	depreciation	12.31.2013
In service
Reservoirs, dams and aqueducts	7,619,405	(4,642,025)	2,977,380	7,618,902	(4,493,402)	3,125,500
Machinery and equipment	5,256,847	(2,720,761)	2,536,086	4,793,335	(2,551,632)	2,241,703
Buildings	1,520,232	(1,029,827)	490,405	1,519,516	(997,021)	522,495
Land	277,620	(5,214)	272,406	263,620	(2,481)	261,139
Vehicles	44,388	(33,183)	11,205	60,833	(33,884)	26,949
Aircrafts	17,067	(5,770)	11,297
Furniture and fixtures	16,774	(9,935)	6,839	11,989	(8,392)	3,597
(-) Provision for impairment (a)	(46,571)	-	(46,571)	-	-	-
(-) Special obligations	(14)	-	(14)	-	-	-
	14,705,748	(8,446,715)	6,259,033	14,268,195	(8,086,812)	6,181,383

In progress
Cost	2,805,865	-	2,805,865	1,802,264	-	1,802,264
(-) Provision for impairment (a)	(760,710)	-	(760,710)	-	-	-
(-) Special obligations	-	-	-	(15)	-	(15)
	2,045,155	-	2,045,155	1,802,249	-	1,802,249
	16,750,903	(8,446,715)	8,304,188	16,070,444	(8,086,812)	7,983,632
(a) Related to concession assets of electricity generation (NE nº 18.11).

18.3      Changes in Property, Plant and Equipment

		Property, plant and equipment
Balances	in service	in progress	Consolidated
As of 1.01.2013	5,499,913	2,371,840	7,871,753
Effect of first consolidation of subsidiaries	-	65,519	65,519
Acquisitions	-	420,227	420,227
Fixed assets for projects	1,054,115	(1,054,115)	-
Transfers to accounts receivable related to concession	1,405	157	1,562
Transfers of (to) accounts receivable related to concession
Resolution 367/2009	1,742	(2,824)	(1,082)
Transfers from (to) intangible assets (Note 19.1)	(165)	2,660	2,495
Depreciation quotas to profit and loss	(366,016)	-	(366,016)
Depreciation quotas - Pasep/Cofins credits	(1,032)	-	(1,032)
Write-offs	(1,262)	(1,215)	(2,477)
Write-offs - Resolution 367/2009	(7,317)	-	(7,317)
As of 12.31.2013	6,181,383	1,802,249	7,983,632
Effect of first consolidation of subsidiaries	389,407	13,300	402,707
Acquisitions	-	894,575	894,575
Acquisitions - transactions not involving cash	-	120,134	120,134
Provision for impairment losses	(46,571)	(760,710)	(807,281)
Provision for claims added to the cost of the works	-	11,887	11,887
Financial charges transferred to the cost of the works	-	27,852	27,852
Fixed assets for projects	105,184	(105,184)	-
Transfers to accounts receivable related to concession	11,073	-	11,073
Transfers of intangible assets (Note 19.1)	-	41,360	41,360
Depreciation quotas to profit and loss	(374,157)	-	(374,157)
Depreciation quotas - Pasep/Cofins credits	(1,924)	-	(1,924)
Write-offs	(5,362)	(308)	(5,670)
As of 12.31.2014	6,259,033	2,045,155	8,304,188

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.4      Changes in Property, Plant and Equipment by type of account

	Balance as of					Balance as of
	1.01.2014	Additions	Depreciation	Write-offs	Transfers	12.31.2014
Land	328,362	28,246	(2,733)	-	-	353,875
Reservoirs, dams and aqueducts	3,165,733	48,058	(148,624)	-	-	3,065,167
Buildings, civil works and improvements	530,349	62,197	(32,806)	(84)	(2,567)	557,089
Machinery and equipment	2,629,296	705,815	(184,780)	(5,598)	43,493	3,188,226
Vehicles	27,347	5,161	(5,742)	(38)	(11,581)	15,147
Airplane	-	-	(284)	-	11,581	11,297
Furniture and fixtures	7,978	421	(1,112)	(21)	1,799	9,065
(-) Provision for impairment	-	(807,281)	-	-	-	(807,281)
Others	1,294,567	607,257	-	71	9,708	1,911,603
	7,983,632	649,874	(376,081)	(5,670)	52,433	8,304,188

	Balance as of					Balance as of
	1.01.2013	Additions	Depreciation	Write-offs	Transfers	12.31.2013
Land	310,891	19,952	(2,481)	-	-	328,362
Reservoirs, dams and aqueducts	3,024,040	253,350	(150,608)	(11)	38,962	3,165,733
Buildings, civil works and improvements	484,996	80,706	(33,869)	(288)	(1,196)	530,349
Machinery and equipment	2,541,016	287,019	(173,945)	(8,601)	(16,193)	2,629,296
Vehicles	29,834	3,176	(5,663)	-	-	27,347
Furniture and fixtures	8,161	3,269	(482)	(107)	(2,863)	7,978
Others	1,472,815	(161,726)	-	(787)	(15,735)	1,294,567
	7,871,753	485,746	(367,048)	(9,794)	2,975	7,983,632

18.5      Effects of Law No. 12,783/2013 in fixed assets from the generation segment

On September 12, 2012, Provisional Measure 579 (MP 579) was published, which governs the extension for generation, transmission and distribution of electric power concessions, obtained by Law 9,074 of 1995. Decree 7,805/12 which regulates MP 579 was published on September 17, 2012. In accordance with MP 579/12, the companies which have contracts for generation, transmission and distribution of power concessions, maturing between 2015 and 2017, have the option of extending the concession terms, at the discretion of the granting authority, once, for a period of up to 30 years, provided that they accept early maturity of their existing contracts for December 2012. This extension is subject to the acceptance of certain conditions established by the granting authority, such as: i) fixed income according to criteria established by ANEEL; ii) agreement to service quality standards set by ANEEL; iii) agreement with established amounts as compensation for the assets linked to the concession.

The Company has not expressed interest in extending the generation concessions falling due until 2017 (note 35.2.5) and therefore, the occurrence of MP 579 and subsequent regulations published for these generators, will not affect the cash flow forecast until the end of the current concessions, except for the impairment testing described in Note 18.11 regarding the cash-generating units with indications of asset impairment in 2014.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Decree 7,805/12 confirms the assumption currently adopted by the Company for impairment tests of assets, as it clarifies the condition of compensation to the new replacement value (valor novo de reposição or VNR, in Portuguese) at the discretion of the granting authority, of the residual balance of the assets recorded in each concession.

The Company's management understands it has an assured contractual right with respect to compensation of the assets linked to the end of the public service concessions, using in the calculation of recovery the new replacement value (VNR), that will consider accumulated depreciation and amortization as of the date of startup of the facility.

For the plants covered by Law 12,783, the Company showed interest within ANEEL in receiving additional amounts related to the share of investments linked to reversible assets, not yet amortized or depreciated and not indemnified, and should formalize the proof of achievement of such investments with said regulatory agency after the expiration of most concessions scheduled for July 2015.

18.6      Average depreciation rates

Average rate of depreciation (%)	12.31.2014	12.31.2013
Generation
General equipment	6.38	6.92
Machinery and equipment	3.36	3.56
Generators	3.37	3.43
Reservoirs, dams and ducts	2.13	2.35
Hydraulic turbines	3.32	3.63
Gas and steam turbines	2.30	2.30
Water cooling and treatment	4.39	4.39
Gas conditioner	4.39	4.39
Wind power plant unit	5.00	5.00
Central management
Buildings	3.33	3.33
Machinery and office equipment	6.25	6.25
Furniture and fixtures	6.20	6.25
Vehicles	14.29	14.29
Telecommunications
Transmission equipment	6.87	7.70
Terminal equipment	14.60	10.50
Infrastructure	7.18	6.30

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Depreciation of the assets which are part of the original project of Mauá and Colíder Hydroelectric Power Plants

The assets which are part of the original project from Mauá and Colíder Hydroelectric Power Plants, both concession of Copel Geração e Transmissão, are considered by Granting Authority without full guarantee of indemnify for the residual value of the assets by the end of the concession period. This interpretation is grounded in law 8,987/95 and Decree 2,003/96.

Accordingly, from the date these assets start operations they are depreciated at the rates set by ANEEL (Brazilian Electricity Regulatory Agency), limited to the concession period.

As established on concession agreements, subsequent investments not forecast in the original project, provided that they are approved by the Granting Authority and have not yet been amortized, will be indemnified by the end of concessions. Therefore, these assets will be depreciated at the rates set by ANEEL, from the operating starting.

18.7      Colíder Hydroelectric Power Plant (HPP)

On July 30, 2010, at the ANEEL Auction of Power from New Projects 003/10, Copel Geração e Transmissão S.A. won the rights to the concession of the Colíder Hydroelectric Power Plant, valid for 35 years from the date of signature of Concession Contract no. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

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

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis and the signed financing agreement, amounted to R$1,041,155. In December 2013, the amount of R$840,106 was released, according to note 22.5.

The start of commercial operation of Unit 1 is scheduled for April 30, 2016 and Units 2 and 3 to May and June 2016, respectively.

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$103.40/MWh, as of July 1, 2010, adjusted according to the variation of the IPCA inflation index to R$134.95/MWh as of December 31, 2014. A total of 125 averages MW were sold, for supply starting in January 2015 for 30 years.

Copel Geração e Transmissão requested a waiver of responsibility with the Aneel in order postpone the obligation for the electricity supply sold. The request is under analysis by Aneel.

The assured power of the project, established in its concession agreement, is 179.6 averages MW, after full motorization.

The expenditures in this venture on December 31, 2014 totaled R$1,595,148.

Total commitments already assumed with suppliers of equipment and services in connection with the Colíder Hydroelectric Power Plant amounted to R$210,761 as of December 31, 2014.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.8      Consórcio Tapajós

Copel Geração e Transmissão has signed a Technical Cooperation Agreement with eight other companies to conduct studies on the Tapajós and Jamanxim Rivers, in the North Region of Brazil, comprising an integrated environmental assessment and viability and environmental studies of five hydroelectric projects, totaling 10,682 MW of installed capacity estimated in the studies’ phase.

The expenditures on this project on December 31, 2014 totaled R$14,359.

18.9      Consórcio Empreendedor Baixo Iguaçu

On August 27, 2013 Copel Geração e Transmissão entered into a consortium with Geração Céu Azul S.A., with ownership percentage of 30% and 70%, respectively, to build and operate the Baixo Iguaçu Hydroelectric Power Plant, with a minimum installed capacity of 350.20 MW, located in Iguaçu River, between the municipalities of Capanema and Capitão Leônidas Marques, and between HPP Governador José Richa and the Iguaçu National Park, in Paraná State, which runs on 3 Kaplan turbines. This consortium was named "Consórcio Empreendedor Baixo Iguaçu" - CEBI.

The start of commercial operation of Unit 1 is scheduled for December 31, 2017 and Units 2 and 3 for January and February 2018, respectively, and have changed due to the suspension of the Installation License, as per the decision of the Federal Court of the 4th Region (TRF-RS), held on June 16, 2014, and that paralyzed the works as of its receipt on July 7, 2014.

The expenditures on this project on December 31, 2014 totaled R$216,570.

18.10    Commitments with wind farms

Total commitments assumed with suppliers of equipment and services related to wind farms have an expected amount of R$330,000 on December 31, 2014.

18.11    Asset impairment from generation segment

The main principles underpinning the conclusions of Copel’s impairment tests are listed below:

•         lowest level of cash generating unit: generation concessions are analyzed individually;

•         recoverable amount: value in use, or an amount equivalent to the discounted cash flows (before taxes) resulting from the continuous use of an asset until the end of its useful life; and

•         assessment of value in use: based on future cash flows in constant currency, converted to current value according to a real discount rate, before income taxes.

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

The respective cash flows are discounted at average discount rates that range between 7% and 8%, obtained through a methodology commonly employed by the market, supported by the regulator and approved by the Company’s senior management.

The Company's management understands it has an assured contractual right with respect to compensation of the assets linked to the end of the public service concessions, using in the calculation of recovery the new replacement value (VNR). Thus, the principle of valuation of residual assets upon expiration of concessions has been established as the book value of these assets.

In the year 2014, the Company reviewed the recoverable value of its assets due mainly to indicators arising from long periods with low levels of rainfall and environmental legal restrictions.

Hydroelectric generation sources in 2014 were heavily impacted by the prolonged drought, causing decreased net supply of the Company's power as a result of the relevant water deficit percentage (GSF).

The Company’s generation projects under construction have suffered impacts in 2014 with the temporary halt in the works due to environmental conditions and legal restrictions, in particular discussions on deforestation in the reservoir area with the Mato Grosso State’s Secretary Environment.

The review arose through recognition in the fiscal year’s income figures of an impairment loss for generation assets totaling R$807,281, of which R$678,529 refer to HPP Colíder assets under construction in the State of Mato Grosso, and R$128,752 that refer to assets located in the State of Paraná.

The impairment loss was included in operating costs, provisions and reversals, in the income statement (Note 32.5).

In 2013, despite of no indication of impairment loss of its operating assets, the Company performed the impairment testing and has not identified the need to form provision for impairment loss of fixed assets.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19      Intangible Assets

		Concession and		Concession		Right to use
		authorization rights		contract		software
		accumulated		accumulated		accumulated
	cost	amortization (a)	cost	amortization (a)	cost	amortization (a)	Other	12.31.2014
In service
Assets with finite useful life
Copel Geração e Transmissão (c)	-	-	16,780	(1,941)	18,136	(8,802)	43	24,216
Copel Distribuição	-	-	3,593,663	(3,454,194)	-	-	-	139,469
Copel Distribuição - special liabilities (19.2)	-	-	(327,071)	302,734	-	-	-	(24,337)
Copel Telecomunicações	-	-	-	-	23,371	(13,249)	-	10,122
Compagas	-	-	275,245	(118,263)	5,325	(3,734)	-	158,573
Elejor (c)	-	-	263,920	(77,921)	-	-	3,510	189,509
UEG Araucária	-	-	-	-	401	(269)	-	132
Elejor	22,626	(6,602)	-	-	-	-	-	16,024
Cutia	8,712	-	-	-	-	-	-	8,712
São Bento (NE nº 17.1.1)	88,837	-	-	-	-	-	-	88,837
Nova Asa Branca I	54,979	-	-	-	-	-	-	54,979
Nova Asa Branca II	55,087	-	-	-	-	-	-	55,087
Nova Asa Branca III	53,342	-	-	-	-	-	-	53,342
Nova Eurus IV	56,583	-	-	-	-	-	-	56,583
Santa Maria	29,421	-	-	-	-	-	-	29,421
Santa Helena	31,674	-	-	-	-	-	-	31,674
Ventos de Santo Uriel	14,871	-	-	-	-	-	-	14,871
São Bento do Norte I	2,518	-	-	-	-	-	-	2,518
São Bento do Norte II	2,518	-	-	-	-	-	-	2,518
São Bento do Norte III	2,289	-	-	-	-	-	-	2,289
São Miguel I	2,289	-	-	-	-	-	-	2,289
São Miguel II	2,289	-	-	-	-	-	-	2,289
São Miguel III	2,289	-	-	-	-	-	-	2,289
	430,324	(6,602)	3,822,537	(3,349,585)	47,233	(26,054)	3,553	921,406
Assets without indefinite useful life
Compagas	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	21	21
	430,324	(6,602)	3,822,537	(3,349,585)	47,233	(26,054)	3,574	921,427
In progress
Copel	-	-	-	-	-	-	3,062	3,062
Copel Geração e Transmissão	-	-	24,983	-	6,969	-	151	32,103
Copel Distribuição	-	-	1,299,068	-	-	-	-	1,299,068
Copel Distribuição - special liabilities (19.2)	-		(199,650)	-	-	-	-	(199,650)
Copel Telecomunicações	-	-	-	-	5,355	-	450	5,805
Compagás	-	-	111,412	-	-	-	-	111,412
Nova Asa Branca I	-	-	-	-	-	-	44	44
Nova Asa Branca II	-	-	-	-	-	-	46	46
Nova Asa Branca III	-	-	-	-	-	-	250	250
Nova Eurus IV	-	-	-	-	-	-	57	57
Santa Maria	-	-	-	-	-	-	442	442
Santa Helena	-	-	-	-	-	-	38	38
Ventos de Santo Uriel	-	-	-	-	-	-	52	52
	-	-	1,235,813	-	12,324	-	4,592	1,252,729
								2,174,156
(a) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.
(b) Annual amortization rate: 20%.
(c) Use of public property (UBP) right under an onerous concession.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Concession and		Concession		Right to use
		authorization rights		contract		software
		accumulated		accumulated		accumulated
	cost	amortization (a)	cost	amortization (b)	cost	amortization (c)	Other	12.31.2013
In service
With defined useful life
Copel Geração e Transmissão (c)	-	-	15,884	(732)	17,734	(6,108)	43	26,821
Copel Distribuição	-	-	3,664,119	(3,269,508)	-	-	-	394,611
Copel Distribuição - special liabilities (19.2)	-	-	(326,007)	256,417	-	-	-	(69,590)
Copel Telecomunicações	-	-	-	-	22,386	(9,280)	-	13,106
Compagas	-	-	239,239	(101,937)	5,221	(3,296)	-	139,227
Elejor (c)	-	-	263,920	(69,141)	-	-	6,286	201,065
UEG Araucária	-	-	-	-	373	(206)	-	167
Elejor	22,626	(5,847)	-	-	-	-	-	16,779
Cutia	5,809	-	-	-	-	-	-	5,809
Nova Asa Branca I	51,659	-	-	-	-	-	-	51,659
Nova Asa Branca II	51,745	-	-	-	-	-	-	51,745
Nova Asa Branca III	49,948	-	-	-	-	-	-	49,948
Nova Eurus IV	53,154	-	-	-	-	-	-	53,154
Santa Maria	26,813	-	-	-	-	-	-	26,813
Santa Helena	28,955	-	-	-	-	-	-	28,955
Ventos de Santo Uriel	13,445	-	-	-	-	-	-	13,445
	304,154	(5,847)	3,857,155	(3,184,901)	45,714	(18,890)	6,329	1,003,714
Without defined useful life
Compagas	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	21	21
	304,154	(5,847)	3,857,155	(3,184,901)	45,714	(18,890)	6,350	1,003,735
In progress
Copel Geração e Transmissão	-	-	17,209	-	1,940	-	2,531	21,680
Copel Distribuição	-	-	1,091,217	-	-	-	-	1,091,217
Copel Distribuição - special liabilities (19.2)	-		(154,965)	-	-	-	-	(154,965)
Copel Telecomunicações	-	-	-	-	2,032	-	85	2,117
Compagás	-	-	70,716	-	-	-	-	70,716
Nova Asa Branca I	-	-	-	-	-	-	44	44
Nova Asa Branca II	-	-	-	-	-	-	44	44
Nova Asa Branca III	-	-	-	-	-	-	190	190
Nova Eurus IV	-	-	-	-	-	-	42	42
Santa Maria	-	-	-	-	-	-	447	447
Santa Helena	-	-	-	-	-	-	42	42
Ventos de Santo Uriel	-	-	-	-	-	-	52	52
	-	-	1,024,177	-	3,972	-	3,477	1,031,626
								2,035,361
(a) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.
(b) Annual amortization rate: 20%.
(c) Use of public property (UBP) right under an onerous concession.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19.1      Changes in intangible assets

.
				Concession contract	Concession		Others
	in	in		Special liabilities	and authorization	in	in
	service	progress	in service	in progress	rights	service	progress	Total
As of 1.01.2013	946,895	966,299	(108,976)	(83,748)	23,343	38,535	6,804	1,789,152
Acquisitions	-	1,018,057	-	-	275,719	-	5,297	1,299,073
Customers contributions	-	-	-	(160,614)	-	-	-	(160,614)
ANEEL grant - use of public property	-	5,087	-	-	-	-	-	5,087
Transfers to accounts receivable related to concession	-	-	-	-	-	2,589	-	2,589
Transfers from (to) property, plant and equipment	-	-	-	-	-	165	(2,660)	(2,495)
Capitalizations for accounts receivable related to concession (Note 10.1)	-	(712,947)	-	82,878	-	-	-	(630,069)
Capitalizations for fixed assets in service	87,599	(87,599)	(6,519)	6,519	-	1,697	(1,697)	-
Amortization of quotas - concession and authorization	(272,967)	-	43,163	-	(755)	(6,627)	-	(237,186)
Amortization of quotas - Pasep/Cofins credits	(14,135)	-	2,460	-	-	(497)	-	(12,172)
Write-offs	(5,443)	(9,755)	282	-	-	(2,669)	(295)	(17,880)
Write-offs - Resolution 367/2009	(105)	-	-	-	-	(19)	-	(124)
As of 12.31.2013	741,844	1,179,142	(69,590)	(154,965)	298,307	33,174	7,449	2,035,361
Effect of first consolidation of subsidiaries	-	-	-	-	-	-	11,385	11,385
Acquisitions	-	1,105,649	-	-	126,170	-	22,751	1,254,570
Customers contributions	-	-	-	(168,933)	-	-	-	(168,933)
ANEEL grant - use of public property	-	8,669	-	-	-	-	-	8,669
Transfers to assets for future use	-	2,638	-	-	-	-	-	2,638
Transfer to investments (Note 17.2)	-	-	-	-	-	-	18,210	18,210
Transfers to property, plant and equipment (Note 18.3)	-	-	-	-	-	-	(41,360)	(41,360)
Capitalizations for accounts receivable related
to concession (Note 10.1)	-	(785,325)	-	119,829	-	-	-	(665,496)
Capitalizations for fixed assets in service	68,275	(68,275)	(4,419)	4,419	-	1,519	(1,519)	-
Amortization of quotas - concession and authorization	(294,681)	-	46,809	-	(755)	(7,159)	-	(255,786)
Amortization of quotas - Pasep/Cofins credits	(14,342)	-	2,500	-	-	(4)	-	(11,846)
Write-offs	(3,807)	(7,035)	363	-	-	-	-	(10,479)
Adjustment of financial assets available for sale	-	-	-	-	-	(2,777)	-	(2,777)
As of 12.31.2014	497,289	1,435,463	(24,337)	(199,650)	423,722	24,753	16,916	2,174,156

19.2      Copel Distribuição - Special liabilities

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

20      Payroll, Social Charges and Accruals

	12.31.2014	12.31.2013
Social security liabilities
Taxes and social contributions	35,975	39,115
Social security charges on paid vacation and 13th salary	32,306	30,008
	68,281	69,123
Labor liabilities
Payroll, net	1,252	2,524
Vacation and 13th salary	89,830	84,071
Profit sharing	93,153	80,048
Voluntary redundancy	72	3,871
Assignments to third parties	30	48
	184,337	170,562
	252,618	239,685

21      Suppliers

	12.31.2014	12.31.2013
Energy suppliers	757,174	581,968
Materials and services	509,674	373,195
Natural gas for resale	252,103	51,502
Charges for use of grid system	85,879	72,151
Natural gas and suppliers for the gas business - renegotiation Petrobras	-	63,544
	1,604,830	1,142,360
Current	1,587,205	1,092,239
Noncurrent	17,625	50,121

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.1      Main Power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and adjusted annually according to the IPCA inflation index:

.	Supply	Energy purchased	Auction	Average purchase
	period	(annual average MW)	date	price (R$/MWh)
Existing energy auction
1st Auction - Product 2007	2007 to 2014	37.49	12.07.2004	75.46
2nd Auction - Product 2008	2008 to 2015	52.05	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	45.01	10.11.2005	94.91
5th Auction - Product 2007	2007 to 2014	49.52	12.14.2006	104.74
8th Auction - Product 2010 Q5	2010 to 2014	0.01	11.30.2009	99.14
8th Auction - Product 2010 D5	2010 to 2014	0.01	11.30.2009	80.00
10th Auction - Product 2012 Q3	2012 to 2014	15.60	11.30.2011	79.99
12th Auction - Product 2014 12M	01.01.2014 to 12.31.2014	328.91	12.17.2013	191.41
12th Auction - Product 2014 18M	01.01.2014 to 06.30.2015	19.49	12.17.2013	165.20
12th Auction - Product 2014 36M	01.01.2014 to 12.31.2016	162.86	12.17.2013	149.99
13th Auction - Product 2014-DIS	05.01.2014 to 12.31.2019	73.18	04.30.2014	262.00
13th Auction - Product 2014-QTD	05.01.2014 to 12.31.2019	187.22	04.30.2014	271.00
		971.35
New energy auction
1st Auction - Product 2008 Hydro	2008 to 2037	3.61	12.16.2005	106.95
1st Auction - Product 2008 Term	2008 to 2022	25.10	12.16.2005	132.26
1st Auction - Product 2009 Hydro	2009 to 2038	3.54	12.16.2005	114.28
1st Auction - Product 2009 Term	2009 to 2023	40.88	12.16.2005	129.26
1st Auction - Product 2010 Hydro	2010 to 2039	69.87	12.16.2005	115.04
1st Auction - Product 2010 Term	2010 to 2024	65.01	12.16.2005	121.81
3rd Auction - Product 2011 Hydro	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction - Product 2011 Term	2011 to 2025	54.22	10.10.2006	137.44
4th Auction - Product 2010 Term	2010 to 2024	15.44	07.26.2007	134.67
5th Auction - Product 2012 Hydro	2012 to 2041	53.24	10.16.2007	129.14
5th Auction - Product 2012 Term	2012 to 2026	115.38	10.16.2007	128.37
6th Auction - Product 2011 Term	2011 to 2025	9.89	09.17.2008	128.42
7th Auction - Product 2013 Hydro	2013 to 2042	-	09.30.2008	98.98
7th Auction - Product 2013 Term	2013 to 2027	110.96	09.30.2008	145.23
8th Auction - Product 2012 Hydro	2012 to 2041	0.01	08.27.2009	144.00
8th Auction - Product 2012 Term	2012 to 2026	0.15	08.27.2009	144.60
		624.96
Structuring projects auction
Santo Antonio	2012 to 2041	91.71	12.10.2007	78.87
Jirau	2013 to 2042	217.49	05.19.2008	71.37
		309.20

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22      Loans and Financing

				Current liabilities		Noncurrent liabilities
	Principal	Charges	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Foreign currency
STN (22.1)	-	596	596	2,154	70,601	62,661
Eletrobras	-	-	-	7	-	-
	-	596	596	2,161	70,601	62,661
Local currency
Banco do Brasil (22.2)	570,202	157,837	728,039	716,067	830,446	886,893
Eletrobras (22.3)	49,460	24	49,484	49,329	81,277	130,427
Finep (22.4)	5,675	62	5,737	6,935	27,431	33,622
BNDES (22.5)	59,525	12,420	71,945	20,776	1,454,196	1,104,333
Banco do Brasil
BNDES onlending (22.6)	11,369	456	11,825	11,838	137,373	148,742
Promissory notes	-	-	-	150,000	-	-
	696,231	170,799	867,030	954,945	2,530,723	2,304,017
	696,231	171,395	867,626	957,106	2,601,324	2,366,678

22.1      Department of the National Treasury - STN

	Nº of	Final	Amorti-	Interest rate p.y.
Type of bonus	installments	maturity	zation	(interest + commission)	Principal	12.31.2014	12.31.2013
Capitalization Bond	21	04.10.2014	semi-annual	8.0% + 0.20%	12,225	-	1,595
Par Bond	1	04.11.2024	sole	6.0% + 0.20%	17,315	42,107	37,385
Discount Bond	1	04.11.2024	sole	Libor Semi Annual+0.8125%+0.20%	12,082	29,090	25,835
						71,197	64,815
					Current	596	2,154
					Noncurrent	70,601	62,661
Company:
Copel

Issue date:
05/20/1998

Guarantees:
Company’s centralized revenues account.
Deposited Collateral (Note 6.1): Par Bond in the amount of R$33,525 (R$26,671 on 12.31.2013), and Discount Bond in the amount of R$23,431 (R$18,700 on 12.31.2013).

Note:
The restructuring of medium and long-term debt in connection with the financing received under Law nº 4,131/62.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.2      Banco do Brasil S.A.

	Issue	Nº of	Final	Interest rate p.y.
Contract	date	installment	maturity	(interest + commission)	Principal	12.31.2014	12.31.2013
Law 8,727/93 (a)	03.30.1994	240	03.01.2014	TJLP e IGP-M + 5.098%	28,178	-	66
21/02155-4 (b)	09.10.2010	3	08.15.2015	98.5% of average rate of CDI	350,000	173,240	311,286
21/02248-8 (c)	06.22.2011	1	06.01.2015	99.5% of average rate of CDI	150,000	205,642	184,735
CCB 21/11062X (d)	08.26.2013	3	07.27.2018	106.0% of average rate of CDI	151,000	171,209	152,135
CCB 330600773 (e)	07.11.2014	3	07.11.2019	111.8% of average rate of CDI	116,667	121,175	-
NC 330600129 (f)	01.31.2007	1	01.31.2014	106.5% of average rate of CDI	29,000	-	30,156
NC 330600132 (g)	02.28.2007	1	02.28.2019	106.2% of average rate of CDI	231,000	239,075	238,591
NC 330600151 (h)	07.31.2007	1	07.31.2019	106.5% of average rate of CDI	18,000	18,878	18,718
NC 330600156 (i)	08.28.2007	1	08.28.2014	106.5% of average rate of CDI	14,348	-	14,821
NC 330600157 (j)	08.31.2007	1	08.31.2014	106.5% of average rate of CDI	37,252	-	38,439
NC 330600609 (k)	08.19.2011	2	07.21.2016	109.41% of average rate of CDI	600,000	629,266	614,013
						1,558,485	1,602,960
					Current	728,039	716,067
					Noncurrent	830,446	886,893
Companies:
Copel Distribuição: (a) (b) (c) (d) (e)
Copel: (f) (g) (h) (i) (j) (k)

Annual installments:

Together with the data is the interest accrued on the installments, in the amount of R$116,666, falling due on August 25, 2013 and the other ones in the amount of R$116,667, falling due on July 11, 2014 and August 15, 2015: (b)

Together with the data is the interest accrued on the installments, in the amount of R$50,333, falling due on July 27, 2016, July 27, 2017 and July 27, 2018: (d)

Together with the data is the interest accrued on the installments, in the amount of R$38,889, falling due on July 11, 2017, July 11, 2018 and July, 11, 2019: (e)

Destination:
Debt renegotiation with the Federal Government: (a)
Working capital: : (b) (c) (d)
Only purpose of paying the debts: (e) (f) (g) (h) (i) (j) (k)

Guarantees:
Own revenue: (a)
Pledge until 360 days: (b) (c)
Credit assignment: (d) (e)

Observations:
On 02.28.2014, the additive correction and ratification of the NC 330600132 extended the maturity and changed the form of payment and financial charges. (f)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.3      Eletrobras - Centrais Elétricas Brasileiras S.A.

	Issue	Nº of	Final	Interest rate p.y.
Contract	date	installment	maturity	(interest + commission)	Principal	12.31.2014	12.31.2013
1293/94 (a)	09.23.1994	180	06.30.2016	5.5 – 6.5% + 2.0%	307,713	50,237	83,362
980/95 (b)	12.22.1994	80	11.15.2018	8.0%	11	11	12
981/95 (c)	12.22.1994	80	08.15.2019	8.0%	1,169	311	376
982/95 (d)	12.22.1994	80	02.15.2020	8.0%	1,283	119	142
983/95 (e)	12.22.1994	80	11.15.2020	8.0%	11	154	179
984/95 (f)	12.22.1994	80	11.15.2020	8.0%	14	72	77
985/95 (g)	12.22.1994	80	08.15.2021	8.0%	61	99	47
002/04 (h)	06.07.2004	120	07.30.2016	8.0%	30,240	1,737	2,846
142/06 (i)	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	13,588	17,286
206/07 (j)	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	50,455	59,357
273/09 (k)	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	13,154	14,798
2540/06 (l)	05.12.2009	60	10.30.2016	5.0% + 1.5%	2,844	824	1,274
						130,761	179,756
					Current	49,484	49,329
					Noncurrent	81,277	130,427
Companies:
Copel Geração e Transmissão: (a)
Copel Distribuição: (b) (c) (d) (e) (f) (g) (h) (i) (j) (k) (l)

Destination:
Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system: (a)
National Program for Watering - Proni: (b) (c) (d) (e) (f) (g)
Rural Electricity Program - Luz para Todos: (h) (i) (j) (k)
National Program for Efficient Public Lighting - ReLuz: cover 75% of the total cost of the Project for the City of Ponta Grossa/PR: (l)

Guarantees:
The guarantee is represented by the income, supported by power of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

22.4      Financiadora de Estudos e Projetos - FINEP

	Issue	Nº of	Final	Interest rate p.y.
Contract	date	installment	maturity	(interest + commission)	Principal	12.31.2014	12.31.2013
2070791-00 (a)	11.28.2007	49	12.15.2014	0.37% over TJLP	5,078	-	1,147
2070790-00 (b)	11.28.2007	49	12.15.2014	0.13% over TJLP	3,535	-	547
21120105-00 (c)	05.17.2012	81	10.15.2020	4%	35,095	18,344	21,223
21120105-00 (c)	05.17.2012	81	10.15.2020	3.5% + TR	17,103	14,824	17,640
						33,168	40,557
					Current	5,737	6,935
					Noncurrent	27,431	33,622
Companies:
Copel Geração e Transmissão: (a) (b)
Copel Telecomunicações: (c)

Destination:
Research and Development Project GER 2007: (a)
Research and Development Project TRA 2007: (b)
BEL project - ultra wide band intranet service (Ultra Wide Band - UWB): (c)

Guarantees:
Withhold the amounts from the checking account in which revenues are deposited: (a) (b) (c)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.5      National Bank for Economic and Social Development - BNDES

	Issue	Nº of	Maturity		Interest rate p.y.
Contract	date	installment	opening	final	(interest + commission)	Principal	12.31.2014	12.31.2013
820989.1 (a)	03.17.2009	179	02.15.2012	01.15.2028	1.63% over TJLP	169,500	149,196	160,572
1120952.1-A (b)	12.16.2011	168	05.15.2012	04.15.2026	1.82% over TJLP	42,433	34,451	37,484
1120952.1-B (c)	12.16.2011	168	05.15.2012	04.15.2026	1.42% over TJLP	2,290	1,859	2,022
1220768.1 (d)	09.28.2012	192	08.15.2013	07.15.2029	1.36% over TJLP	73,122	67,700	67,259
13211061 (e)	12.04.2013	192	11.15.2015	10.15.2031	1.49% over TJLP	1,041,155	850,782	840,106
13210331 (f)	12.03.2013	168	09.15.2014	08.15.2028	1.49 and 1.89% over TJLP	17,644	17,273	17,666
14205611-A (g)	12.15.2014	72	02.15.2015	01.15.2021	2.09% p.y. over TJLP	41,583	30,008	-
14205611-B (h)	12.15.2014	6	02.15.2016	02.15.2021	2.09 p.y. over TR BNDES	17,821	17,874	-
14205611-C (i)	12.15.2014	113	02.15.2015	06.15.2024	6% p.y.	78,921	52,170	-
11211521 (j)	03.19.2012	192	07.15.2014	06.15.2030	2.34% p.y. over TJLP	54,100	58,635	-
11211531 (k)	03.19.2012	192	07.15.2014	06.15.2030	2.34% p.y. over TJLP	40,050	43,349	-
11211541 (l)	03.19.2012	192	07.15.2014	06.15.2030	2.34% p.y. over TJLP	90,900	98,311	-
11211551 (m)	03.19.2012	192	07.15.2014	06.15.2030	2.34% p.y. over TJLP	97,000	104,533	-
							1,526,141	1,125,109
						Current	71,945	20,776
						Noncurrent	1,454,196	1,104,333
Company:
Copel Geração e Transmissão: (a) (b) (c) (d) (e) (f)					GE Boa Vista: (k)
Copel Distribuição: (g) (h) (i)					GE São Bento do Norte: (l)
GE Farol: (j)					GE Olho D'Agua: (m)

Destination:
Construction of the Mauá Hydroelectric Power Plant and its transmission system: (a)
Implementation of transmission line between substations Foz do Iguaçu and Cascavel Oeste: (b)
Purchase of machinery and equipment for implementation of the transmission line described above: (c)
Implementation of Cavernoso II SHP: (d)
Implementation of HPP Colíder and associated transmission system: (e)
Implementation of the 230/138kV Cerquilho III Substation: (f)
Investment in preservation of businesses, improvements, operational support and general investments in expansion: (g) (h)
National machinery and equipment accredited by BNDES: (i)
Construction and implementation of wind generating plant Eol Farol: (j)
Construction and implementation of wind generating plant Eol Dreen Boa Vista: (k)
Construction and implementation of wind generating plant Eol Dreen São Bento do Norte: (l)
Construction and implementation of wind generating plant Eol Dreen Olho D'Água: (m)

Guarantees:
Total revenue from the sale and/or transaction of CCEAR energy, related to the project, through Concession Agreement of Attachment of Revenues, Account Management and Other Covenants: (a) (d)

Fiduciary assignment of rights under the Concession Agreement no. 027/2009-ANEEL, Transmission Service Provision Contract no. 09/2010-ONS and contracts for use of Transmission System, signed by the ONS, the Dealerships and the Transmission System users, including the total income from the provision of transmission services: (b) (c)

Fiduciary assignment of rights under the Concession Agreement no. 01/2011MME-HPP Colíder and fiduciary assignment due to the Purchase and Sale of Electric Energy (CCVEE) between Copel and Sadia S.A.: (e)

Fiduciary assignment of rights under the Public Service Concession Agreement for Electric Power Transmission no. 015/2010-ANEEL, signed between Copel and the Federal Government: (f)
Surety of Companhia Paranaense de Energia; fiduciary assignment of income and indemnity rights of the concession (g) (h) (i)

Pledge of shares of subsidiaries belonging to the Company; fiduciary assignment of receivables from electricity sales revenue; fiduciary assignment of machinery and equipment assembled or built with the proceeds from this contract: (j) (k) (l) (m)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.6      Banco do Brasil - Distribution of Funds from BNDES

	Issue	Nº of	Maturity		Financial charges p.y.
Contract	date	installments	initial	final	(interest + commission)	Principal	12.31.2014	12.31.2013
21/02000-0	04.16.2009	179	03.15.2013	01.15.2028	2.13% over TJLP	169,500	149,198	160,580
							149,198	160,580
						Current	11,825	11,838
						Noncurrent	137,373	148,742
Company:
Copel Geração e Transmissão

Destination:
Construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul.

Guarantees:
Total revenue from the sale and/or transaction of CCEAR energy, related to the project, through Concession Agreement of Attachment of Revenues, Account Management and Other Covenants.

22.7      Breakdown of loans and financing by currency and index

	Index and change in foreign currencies
	accumulated in the period (%)	12.31.2014%		12.31.2013%
Foreign currency
US dollar	13.39	71,197	2.05	64,822	1.95
		71,197	2.05	64,822	1.95
Local currency
TJLP	0.00	1,605,429	46.28	1,308,607	39.37
IGP-M	3.69	-	-	65	0.00
Ufir	0.00	80,524	2.32	96,394	2.90
Finel	0.73	50,236	1.45	83,361	2.51
CDI	10.22	1,558,486	44.93	1,752,895	52.74
TR	0.86	14,824	0.43	-	-
IPCA	6.41	17,821	0.51	-	-
Without index	-	70,433	2.03	17,640	0.53
		3,397,753	97.95	3,258,962	98.05
		3,468,950	100.00	3,323,784	100.00
	Current	867,626		957,106
	Noncurrent	2,601,324		2,366,678

22.8      Maturities of noncurrent installments

12.31.2014	Foreign currency	Local currency	Total
2016	-	514,886	514,886
2017	-	317,161	317,161
2018	-	310,288	310,288
2019	-	250,470	250,470
2020	-	129,680	129,680
After 2021	70,601	1,008,238	1,078,839
	70,601	2,530,723	2,601,324

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.9      Changes in loans and financing

		Foreign currency		Local currency
	current	non-current	current	non-current	Total
As of 1.01.2013	3,317	56,034	257,973	1,933,554	2,250,878
Funding	-	-	150,000	1,089,126	1,239,126
Charges	2,732	-	143,636	38,210	184,578
Monetary and exchange variance	258	7,974	241	1,342	9,815
Transfers	1,347	(1,347)	758,215	(758,215)	-
Amortization - principal	(1,478)	-	(30,030)	-	(31,508)
Payment - charges	(4,015)	-	(325,090)	-	(329,105)
As of 12.31.2013	2,161	62,661	954,945	2,304,017	3,323,784
Effect of first consolidation of São Bento (Note 17.1.2)	-	-	20,747	288,911	309,658
Funding	-	-	-	221,556	221,556
Charges	2,722	-	229,589	59,039	291,350
Monetary and exchange variance	(138)	7,940	45	(303)	7,544
Transfers	-	-	342,497	(342,497)	-
Amortization - principal	(736)	-	(424,818)	-	(425,554)
Payment - charges	(3,413)	-	(255,975)	-	(259,388)
As of 12.31.2014	596	70,601	867,030	2,530,723	3,468,950

22.10    Contracts with clauses for anticipated maturity

The Company and its subsidiaries contracted loans which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: the shareholding interest must not be changed in the Company’s capital in the subsidiaries that represents control change, without prior consent. Non-compliance with these terms could result in the anticipated maturity of the debts and/or fines.

As of December 31, 2014, all the conditions have been fully met.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23      Debentures

	Issue	Nº of	Maturity		Financial charges p.y.
Issue	date	installments	initial	final	(interest)	Principal	12.31.2014	12.31.2013
5th (a)	05.13.2014	3	05.13.2017	05.13.2019	111.5% over DI	1,000,000	1,010,485	-
1st (b)	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	1,019,037	1,015,389
2nd (c)	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203,000	152,040	192,556
1st (d)	06.15.2013	40	09.15.2015	12.15.2018	TJLP + 1.7 + 1.0% p.y.	62,626	53,554	-
1st (e)	06.10.2014	1	-	06.10.2015	100% CDI + Spread 0.90% p.y.	330,000	350,332	-
							2,585,448	1,207,945
						Current	431,491	57,462
						Noncurrent	2,153,957	1,150,483
Companies:
Copel: (a)				Nova Asa Branca I: (e)		Santa Maria: (e)
Copel Distribuição: (b)				Nova Asa Branca II: (e)		Santa Helena: (e)
Elejor: (c)				Nova Asa Branca III: (e)		Ventos de Santo Uriel: (e)
Compagas: (d)				Nova Eurus IV: (e)

Characteristics:

Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM no. 476, with the minimum amount of: R$1,000,000 (a and b) and R$203,000 (c)

Securities with unit value of R$10 were issued in the following quantities: 100,000 (a and b) and 20,300 (c)
Simple floating debentures, issued privately in a single series and not convertible into shares, in the amount of R$62,626: (d)
Securities worth R$1 per unit were issued in the quantity of: 62,626 (d)

Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM no. 476, with the minimum amount of: R$53,000 - N. Asa Branca I; R$58,000 - N. Asa Branca II; R$50,000 - N. Asa Branca III; R$30,000 - N. Eurus IV; R$50,000 - Santa Maria; R$58,000 - Santa Helena; and R$31,000 - Ventos de Santo Uriel. (e)

Securities with a unit value of R$10 were issued in the amounts of: 5,300 - N. Asa Branca I; 5,800 - N. Asa Branca II; 5,000 - N. Asa Branca III; 3,000 - N. Eurus IV; 5,000 - Santa Maria; 5,800 - Santa Helena; 3,100 - Ventos Santo Uriel: (e)

The unit value of debentures will not be adjusted for inflation: (a) (b) (c) (d) (e)

Average interest rate:
Interest paid half-yearly in May and November: (a)
Interest paid half-yearly in April and October: (b)
Interest paid monthly: (c)
Interest paid quarterly in March, June, September and December: (d)
Interest paid in a lump sum on maturity date: (e)

Destination:
Working capital or used to make investments in the issuer: (a) and (b)
Full settlement of the loan agreement with Copel: (c)
Fund investment plan of the issuer: (d)
Redemption of promissory notes and investment in wind farms: (e)

Guarantees:
Surety: (a) (b) (c) (e)
Floating: (d)

Guarantor:
Copel: (b) (e)
Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%: (c)
Compagás: (d)

Fiduciary agent:
Pentágono: (a)
C&D Distribuidora de Títulos e Valores Mobiliários S.A.: (b) (c) (e)
BNDES Participações S.A. - BNDESPAR: (d)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.1      Changes in debentures

	current	non-current	Total
As of 1.01.2013	12,719	997,958	1,010,677
Funding	40,600	162,400	203,000
Charges	89,282	5,259	94,541
Transfers	15,134	(15,134)	-
Amortization - principal	(10,152)	-	(10,152)
Payment - charges	(90,121)	-	(90,121)
As of 12.31.2013	57,462	1,150,483	1,207,945
Funding	330,000	1,053,378	1,383,378
Charges	233,888	(1,440)	232,448
Transfers	48,464	(48,464)	-
Amortization - principal	(40,608)	-	(40,608)
Payment - charges	(197,715)	-	(197,715)
As of 12.31.2014	431,491	2,153,957	2,585,448

23.2      Contracts with clauses for anticipated maturity

Copel and its subsidiaries issued debentures which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, with enforceability of annual compliance, as well as other conditions that have to be observed, such as: no alterations to the equity interest of the Company in the share capital that represents a change in control, without prior consent of the debenture holders; not making without prior written consent of the Debenture holders, payments of dividends or payments of interest on equity, if they are in arrears regarding compliance with any of their financial obligations or they do not meet the established financial indices. Non-Compliance with these conditions may allow early call of the debentures.

As of December 31, 2014, all the conditions have been fully accomplished.

24      Post-employment Benefits

The Company and its subsidiaries sponsor retirement and pension plans (Unified Plan and Plan III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

24.1      Benefit Pension Plan

The unified pension plan is a Defined Benefit Plan - BD in which the income is predetermined, according to each individual's salary, and pension plan III is a Defined Contribution Plan - CD.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with the rules established by the Technical Pronouncement IAS 19 and IFRC 14, and correlated to IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

24.2      Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

24.3      Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under Post-Employment Benefits, are summarized below:

	12.31.2014	12.31.2013
Pension Plan	1,030	5
Healthcare plan	897,588	967,227
	898,618	967,232
Current	37,404	29,983
Noncurrent	861,214	937,249

The amounts recognized in the statement of income are shown below:

	12.31.2014	12.31.2013	12.31.2012
Benefit pension plan (CD)	53,955	51,857	46,345
Pension plan (CD) - management	1,256	988	751
Healthcare plan - post-employment	102,108	76,815	94,456
Healthcare plan	44,086	46,435	41,269
Healthcare plan - management	137	101	57
	201,542	176,196	182,878

24.4      Changes in post-employment benefits

	Current	Noncurrent	Total
As of 1.01.2013	25,819	675,230	701,049
Appropriation of actuarial calculation	-	76,524	76,524
Pension and healthcare contributions	119,149	-	119,149
Adjustment related to actuarial losses	-	216,967	216,967
Transfers	31,472	(31,472)	-
Amortizations	(146,457)	-	(146,457)
As of 12.31.2013	29,983	937,249	967,232
Appropriation of actuarial calculation	-	102,108	102,108
Pension and healthcare contributions	118,392	-	118,392
Adjustment related to actuarial losses	-	(140,383)	(140,383)
Transfers	37,760	(37,760)	-
Amortizations	(148,731)	-	(148,731)
As of 12.31.2014	37,404	861,214	898,618

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.5      Actuarial valuation

24.5.1     Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2014 and 2013 are shown below:

		2014		2013
	Real	Nominal	Real	Nominal
Economic
Inflation p.y.	-	6.40%	-	5.93%
Expected rate of discount/return p.y.
Benefit pension plan	6.10%	12.89%	6.08%	12.37%
Healthcare plan	6.15%	12.94%	6.20%	12.50%
Salary growth p.y.	2.00%	8.53%	2.00%	8.05%
Demographic
Mortality Table		AT - 2000		AT - 2000
Mortality table of individuals with permanent disability		WINKLEVOSS		AT - 83
Table of new disability benefit vested		A. VINDAS		Light M

24.5.2     Number of participants and beneficiaries

		Benefit Pension Plan		Healthcare plan
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Number of active participants	8,723	9,325	8,429	8,824
Number of inactive participants	7,702	7,211	7,458	6,233
Number of dependent people		-	24,935	24,307
Total	16,425	16,536	40,822	39,364

24.5.3     Life expectancy from the average age – Annuity Table AT-2000 (in years)

	BD Plan	CD plan
As of 12.31.2014
Retired participants	16.75	24.67
Pensioner Participants	17.17	32.62
As of 12.31.2013
Retired participants	17.72	26.67
Pensioner Participants	18.48	30.12

The average age of inactive participants of the healthcare and pension plans of the Company and its subsidiaries is 64.0 years.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.5.4     Actuarial evaluation

Based on the review of the assumptions, the values of the pension plan as of December 31, 2014 amounted to a plan surplus of R$183,117, while the position at December 31, 2013 was R$362,035, as summarized below:

	Benefit Pension Plan	Healthcare Plan	12.31.2014	12.31.2013
Total liabilities or partially covered	4,379,430	1,047,284	5,426,714	5,033,805
Fair value of the plan assets	(4,562,547)	(149,696)	(4,712,243)	(4,428,613)
Plan coverage status	(183,117)	897,588	714,471	605,192
Unrecognized asset	183,117	-	183,117	362,035
	-	897,588	897,588	967,227

The Company and its subsidiaries made adjustments to its assistance liabilities through the actuarial report issued on December 31, 2014, when recorded R$140,383 in other comprehensive income, corresponding to a decrease calculated on that base date.

24.5.5     Changes in actuarial liabilities

	Benefit Pension Plan	Healthcare plan
Present value of net actuarial obligations as of 1.01.2012	3,807,850	563,823
Cost of services	330	2,341
Cost of interest	342,636	83,074
Benefits paid	(264,676)	(13,278)
Granted benefits	244	-
Actuarial gains (losses)	677,202	212,796
Present value of net actuarial obligations as of 12.31.2012	4,563,586	848,756
Cost of services	1,115	11,852
Cost of interest	359,412	62,241
Benefits paid	(249,939)	(46,373)
Granted benefits	(244)	-
Actuarial gains (losses)	(732,822)	216,221
Present value of net actuarial obligations as of 12.31.2013	3,941,108	1,092,697
Cost of services	600	8,055
Cost of interest	405,498	110,906
Benefits paid	(276,463)	(65,911)
Actuarial gains (losses)	308,687	(98,463)
Present value of net actuarial obligations as of 12.31.2014	4,379,430	1,047,284

24.5.6     Changes in actuarial assets

	Benefit Pension Plan	Healthcare plan
Fair value of the Plan's assets at 1.01.2012	3,984,143	120,790
Return estimated for assets	421,581	13,867
Contributions and distributions	27,027	-
Benefits paid	(264,676)	(13,277)
Granted benefits	244	-
Actuarial gains (losses)	973,555	27,316
Fair value of the Plan's assets at 12.31.2012	5,141,874	148,696
Return estimated for assets	438,761	-
Contributions and distributions	2,077	-
Benefits paid	(249,939)	(46,373)
Granted benefits	(244)	-
Actuarial gains (losses)	(1,029,386)	23,147
Fair value of the Plan's assets at 12.31.2013	4,303,143	125,470
Return estimated for assets	524,992	15,945
Contributions and distributions	27,321	-
Benefits paid	(276,463)	-
Actuarial gains (losses)	(16,446)	8,281
Fair value of the Plan's assets at 12.31.2014	4,562,547	149,696

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.5.7     Estimated costs

The estimated net periodic plan costs (gains) for 2015, for each plan, are shown below:

	Benefit Pension Plan	Healthcare plan	2015
Cost of current service	471	34,803	35,274
Estimated cost of interest	559,365	127,622	686,987
Expected return on plan assets	(564,871)	(19,223)	(584,094)
Expected employee contributions	(229)	-	(229)
Costs (income or loss)	(5,264)	143,202	137,938

24.5.8     Sensitivity analysis

The following tables feature a sensitivity analysis, which shows the effect of a one percent increase or decrease in the assumed rates of variation of pension and healthcare costs on the aggregate service cost and interest cost components of the net periodic post-employment pension and healthcare costs and on the accumulated postemployment pension and healthcare benefit liabilities.

.	Projected scenarios
	Present	Increase by 1%	Decrease in 1%
Sensitivity of long-term interest rate
Impacts on the obligations of the pension	6.10%	-6.28%	8.41%
Impacts in thousands of reais (R$)		(275,214)	368,335
Impacts on the obligations of healthcare program	6.15%	-14.70%	10.21%
Impacts in thousands of reais (R$)		(153,192)	106,421
Sensitivity of growth rate of the medical costs
Impacts on the obligations of healthcare program	1.00%	3.70%	-9.22%
Impacts in thousands of reais (R$)		63,641	(158,440)
Sensitivity of the service cost
Impacts on the obligations of the pension	1.00%	-0.18%	0.24%
Impacts in thousands of reais (R$)		(7,918)	10,598
Impacts on the obligations of healthcare program	1.00%	-4.97%	3.76%
Impacts in thousands of reais (R$)		(51,861)	39,167

24.5.9     Benefits payable

The estimated benefits to be paid by the Company and its subsidiaries in the next five years and the total benefits for the following fiscal years are shown below:

	Benefit Pension Plan	Other benefits	Total
2015	387,962	71,907	459,869
2016	398,139	68,932	467,071
2017	389,454	66,598	456,052
2018	378,318	64,688	443,006
2019	367,715	63,625	431,340
2020–2050	4,473,409	1,216,661	5,690,070

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.5.10  Asset allocation and investment strategy

The asset allocation for the Company and its subsidiaries pension and healthcare plans at the end of 2014 and the allocation goal for 2015, by asset category, are shown below:

	Goal for 2015	2014
Fixed Income	88.6%	84.2%
Variable income	3.7%	8.8%
Loans	1.6%	1.9%
Real estate	1.9%	2.0%
Investment structuring	4.2%	3.1%
	100.0%	100.0%

Below are the limits set by the Fund management:

	Unified Plan (BD)		Plan III (CD)
	target (%) (*)	minimum (%)	target (%)	minimum (%)
Fixed Income	93.0%	87.0%	79.7%	54.6%
Variable income	1.0%	0.0%	8.9%	7.6%
Loans	1.0%	0.0%	2.8%	1.5%
Real estate	2.5%	1.0%	0.9%	0.0%
Investment structuring	2.5%	0.0%	7.7%	0.0%
(*) Target based on the total investment of each plan.
Management of Fundação Copel decided to keep a more conservative approach investing in variable income in relation to the allowed legal limit, which is 70%.

As of December 31, 2014 and 2013, the pension plan assets included the following securities issued by Copel:

		Defined benefit pension plan
	12.31.2014	12.31.2013
Shares	2,154	1,832
	2,154	1,832

24.5.11  Additional information

Company and its subsidiaries also sponsor a defined contribution plan for all its employees.

The contributions made in the years ended on December 31, 2014 and 2013 were R$66,914, and R$70,240, respectively.

25      Customer Charges Due

	12.31.2014	12.31.2013
Energy Development Account - CDE	11,709	6,342
Overall Reversal Reserve - RGR	11,524	31,652
	23,233	37,994

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26      Research and Development and Energy Efficiency

26.1      Balances recognized to invest in R&D (Research and Development) and EEP (Energy efficiency program)

	Invested and	Balance	Balance	Balance as of	Balance as of
	not concluded	receivable	payable	12.31.2014	12.31.2013
Research and development - R&D
FNDCT (a)	-	5,742	-	5,742	3,771
MME	-	2,872	-	2,872	1,887
P&D	37,836	-	174,148	211,984	171,928
	37,836	8,614	174,148	220,598	177,586
Electricity efficiency program – EEP	26,068	-	89,098	115,166	104,995
	63,904	8,614	263,246	335,764	282,581
			Current	175,972	127,860
			Noncurrent	159,792	154,721
(a) National Fund for Scientific and Technological Development – FNDCT

26.2      Changes in balances for R&D and EEP

	FNDCT	MME		P&D		PEE
	Current	Current	Current	Noncurrent	Current	Noncurrent	Total
As of 1.01.2013	3,424	1,712	40,323	102,061	114,140	2,500	264,160
Formations	21,692	10,847	869	20,825	-	25,109	79,342
Performance contract	-	-	-	-	-	619	619
Selic interest rate	-	-	111	10,207	-	4,907	15,225
Transfers	-	-	8,121	(8,121)	3,386	(3,386)	-
Payments	(21,345)	(10,672)	-	-	-	-	(32,017)
Conclusions	-	-	(2,468)	-	(42,280)	-	(44,748)
As of 12.31.2013	3,771	1,887	46,956	124,972	75,246	29,749	282,581
Formations	33,021	16,509	964	32,054	-	31,709	114,257
Performance contract	-	-	-	-	-	1,111	1,111
Selic interest rate	-	-	185	15,833	-	7,381	23,399
Transfers	-	-	42,002	(42,002)	41,015	(41,015)	-
Payments	(31,050)	(15,524)	-	-	-	-	(46,574)
Conclusions	-	-	(8,980)	-	(30,030)	-	(39,010)
As of 12.31.2014	5,742	2,872	81,127	130,857	86,231	28,935	335,764

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27      Accounts Payable Related to Concession - Use of Public Property

These refer to concession charges for use of public property (UPP).

					Current		Noncurrent
	Grant	Signature	Closing	12.31.2014	12.31.2013	12.31.2014	12.31.2013
HPP Mauá (a)	06.29.2007	07.03.2007	07.2042	973	913	13,227	12,612
HPP Colíder (b)	12.29.2010	01.17.2011	01.2046	1,564	118	18,057	17,091
HPP Baixo Iguaçu (c)	07.19.2012	08.20.2012	01.2047	-	-	5,363	-
SHP Cavernoso (d)	07.11.2013	07.11.2013	07.2018	36	35	81	101
SHP Apucaraninha (e)	07.11.2013	07.11.2013	07.2018	251	247	568	702
SHP Chopim I (f)	07.11.2013	07.11.2013	07.2015	33	55	-	26
SHP Chaminé (g)	07.11.2013	07.11.2013	07.2018	434	427	983	1,214
SHP Derivação Rio Jordão (h)	07.11.2013	02.24.2014	02.2019	217	-	589	-
Fundão – Santa Clara Hydroelectric Energy Complex (i)	10.23.2001	10.25.2001	10.2036	51,447	49,686	397,904	388,547
				54,955	51,481	436,772	420,293
Companies:
Copel Geração e Transmissão: (a) (b) (c) (d) (e) (f) (g) (h)
Elejor: (i)

Discount rate applied to calculate present value:
Actual net discount rate, in line with the estimated long-term rate. It bears no relationship with the expected project return:
5.65% p.y. (a)
7.74% p.y. (b) (c) (d) (e) (f) (g) (h)
11.00% p.y. (i)

Payment to the federal government:
Monthly installments equivalent to 1.12 of the proposed annual payment of R$643 (51% of R$1,262), according to clause six of Concession Agreement no. 001.07: (a)
Monthly installments of 1.12 of the proposed annual payment of R$1,256, from the start of commercial operation of HPP, as clause 6 of the Concession Agreement no. 001.11: (b)
Monthly installments equivalent to 1.12 of the proposed annual payment, according to clause 5th of Concession Agreement no. 007.2013 for 5 years: (c) (d) (e) (f) (g) (h)

Monthly installments equivalent to 1.12 from the proposed annual payment of R$19,000, from the 6th to 35th year of grant or while in the exploitation of hydropower facilities, as Terms of Ratification of Bidding and clause six of the Concession Contract no. 125.01: (i)

Annual adjustment of installments for inflation:
IPCA variation(a) (b) (c) (d) (e) (f) (g) (h)
IGP-M variation: (i)

27.1      Nominal value and present value – use of public property

	Nominal value	Present value
2014	56,062	53,071
2015	56,394	48,219
2016	56,516	43,659
2017	56,203	39,205
After 2017	1,020,921	307,573
	1,246,096	491,727

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27.2      Change in Accounts Payable related to concession - Use of Public Property

	Current	Noncurrent	Total
As of 1.01.2013	48,477	399,080	447,557
ANEEL grant - use of public property	749	4,338	5,087
Transfers	49,128	(49,128)	-
Payments	(48,966)	-	(48,966)
Monetary variations	2,093	66,003	68,096
As of 12.31.2013	51,481	420,293	471,774
ANEEL grant - use of public property	215	8,454	8,669
Transfers	53,214	(53,214)	-
Payments	(51,716)	-	(51,716)
Monetary variations	1,761	61,239	63,000
As of 12.31.2014	54,955	436,772	491,727

28      Other Accounts Payable

	12.31.2014	12.31.2013
Reimbursements to customer contributions	27,817	19,428
Financial offset for the use of water resources	22,259	22,952
Public lighting rate collected	21,267	21,489
Investment acquisition	18,228	-
Pledges in guarantee	17,721	14,286
Customers	15,954	18,745
Other liabilities	35,048	40,344
	158,294	137,244
Current	157,988	137,011
Noncurrent	306	233

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29      Provision for Contingencies

29.1      Provision for litigation

The Company and its subsidiaries are party to several claims filed whose losses are considered likely based on the opinion of its legal counsel, for which provisions were recorded.

Changes in provisions and main lawsuits

					Additions to
	Balances as of			Construction	fixed assets		Balance as of
	1.01.2014	Additions	Reversals	cost	in progress	Discharges	12.31.2014
Tax
Cofins (a)	243,131	11,255	-	-	-	-	254,386
Others	44,108	9,658	(15,310)	-	-	(998)	37,458
	287,239	20,913	(15,310)	-	-	(998)	291,844
Labors (b)	196,054	139,181	(661)	-	-	(8,328)	326,246
Employee benefits (c)	94,809	56,217	(414)	-	-	(36,069)	114,543
Civil
Suppliers (d)	64,775	-	(4,095)	-	-	-	60,680
Civil and administrative claims (e)	197,838	65,040	(47)	-	-	(6,662)	256,169
Easements	10,639	15,770	-	-	-	(1,002)	25,407
Expropriations and property (f)	353,461	39,005	-	(1,850)	11,887	(284)	402,219
Customers	9,633	970	(1)	-	-	-	10,602
	636,346	120,785	(4,143)	(1,850)	11,887	(7,948)	755,077
Environmental	211	268	-	-	-	-	479
Regulatory (g)	51,468	6,975	-	-	-	-	58,443
	1,266,127	344,339	(20,528)	(1,850)	11,887	(53,343)	1,546,632

	Balance as of			Construction		Balance as of
	1.01.2013	Additions	Reversals	cost	Discharges	12.31.2013
Tax
Cofins (a)	243,131	-	-	-	-	243,131
Others	51,445	14,096	(21,433)	-	-	44,108
	294,576	14,096	(21,433)	-	-	287,239
Labors (b)	154,990	53,964	(1,577)	-	(11,323)	196,054
Employee benefits (c)	78,670	88,359	(45,563)	-	(26,657)	94,809
Civil
Suppliers (d)	68,630	-	(3,855)	-	-	64,775
Civil and administrative claims (e)	176,811	49,210	(21,621)	-	(6,562)	197,838
Easements	5,964	5,771	(953)	-	(143)	10,639
Expropriations and property (f)	317,472	35,063	-	943	(17)	353,461
Customers	7,477	3,024	(868)	-	-	9,633
	576,354	93,068	(27,297)	943	(6,722)	636,346
Environmental	193	35	(17)	-	-	211
Regulatory (g)	50,925	5,328	(4,785)	-	-	51,468
	1,155,708	254,850	(100,672)	943	(44,702)	1,266,127

Information on main lawsuits

a)     Contribution for Social Security Funding - COFINS

Author: Federal Taxing Department

Cofins collection for the periods from August 1995 to December 1996 and from October 1998 to June 2001, as a result of deconstitution of the sentence which had recognized the Company's exemption as to payment of COFINS tax.

Current situation: awaiting judgment.

b)    Labor

Authors: former employees of Copel and its subsidiaries and former employees of contractors and outsourced companies

Labor claims comprise claims filed by former employees in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

c)     Employee benefits

Authors: retired former employees of Copel and its wholly owned subsidiaries

The labor claims against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

d)    Suppliers

Authors: Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

Copel Distribution filed a legal action to challenge the validity of illegal clauses and conditions in the purchase and sale of energy agreement signed with the companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. The sellers, after terminating the agreement, resorted to the Arbitration Chamber of Getúlio Vargas Foundation, which sentenced Copel Distribuição to pay the contractual penalty fine, as the Chamber had the understanding that the Company had given rise to the termination.

In the compliance/enforcement of court decision stage, the suppliers submitted bank letters of credit as collateral, and afterwards, attained secured amounts, but the legal action remains classified as a probable loss, due to the recovery of the remaining balance. In the accrued amount, the amount of R$28,345, recorded in the Suppliers account, also makes up the total debt.

Current situation: The judge of the 3rd Public Finance Court ruled the payment of R$22,162 as the outstanding balance, and consequent release of the amounts of R$12,790 and R$9,372 to the enforcement creditors on 04.12.2012, via a bank guarantee. By means of a decision published on January 27, 2015, the judge granted an application to release escrow accounts in favor of Pedrinho Energética, however another magistrate maintained free from any changes the values of the sums under discussion with Consórcio Salto Natal, which decision was submitted to the Courts of Law by Consórcio Salto Natal, by means of an interlocutory appeal.

e)     Civil and administrative claims

Author: Tradener Ltda.	Amount estimated: R$76,119

Class actions and civil public actions were filed in which illegalities and annulments relating to the execution of the electric power purchase agreement entered into between the Company and Tradener are pointed out. Class action No. 588/2006 has already been rendered final and unappealable, and the ruling recognized as valid commissions payable by the Company to Tradener. In the civil public action No. 0000219-78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, the Tradener brought recovery lawsuits, seeking to receive its commissions.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Current situation: - case record 0005550-26.2012.8.16.0004 - in the judgment rendered on 09.29.2014, the Company was ordered to pay the commissions due to Tradener in the amount of R$17,765 on 09.30.2012, which accrues default interest of 1% per month from the date of notification (10.25.2012), plus attorneys' fees set at 9% of the value of the sentence and court costs, totaling R$25,468 on 12.31.2014. The Company filed an appeal against this decision, which is still pending judgment.

- case record 00059-90.22.2012.8.16.0004 - in the judgment rendered on 01.27.2014 the Company was ordered to pay the amount of R$50,651, which is the value updated by the INPC/IBGE from the maturity of the commissions payable to Tradener under the purchase agreement entered into with Celesc, plus default interest of 1% per month, as of the date of notification (10.31.2012), as well as attorneys' fees in the amount of R$55, which should be adjusted for inflation from the date of judgment by the INPC/IBGE, from 01.27.2014. The Company filed an appeal against this decision, which is still pending judgment.

f)      Expropriations and property

Author: Ivaí Engenharia de Obras S.A.	Amount estimated: R$349,080

Collection action proposed by the author based on previous declaratory action with the objective of which was the recognition of the author's credit claim by the imbalance of economic and financial equation contract signed with Copel Geração e Transmissão.

Current situation: waiting judgment of 2 requests for clarification feature Copel Geração e Transmissão before the Supreme Court, in which he discusses difference in values arising from the incidence of Selic rate as a monetary adjustment index plus interest for late payment, applied in preparing the expert report. Already provisional execution in progress, however, is suspended for injunctive Copel presented and accepted in Paraná Court of Justice in December, 2014.

g)    Regulatory

Authors: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Amount estimated: R$41,915

Copel, Copel Geração e Transmissão and Copel Distribuição are discussing in the administrative and judicial spheres of the Regulator possible breaches of regulatory standards, including lawsuits involving the above mentioned companies, against Aneel Decree No. 288/2002.

Current situation: awaiting judgment.

29.2      Contingent liabilities

The Company and its subsidiaries are party to several claims filed whose losses are considered likely based on the opinion of its legal counsel, for which no provisions were recorded.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	12.31.2014	12.31.2013
Tax (a)	1,356,224	1,384,115
Labor	558,873	342,887
Employee benefits	107,118	97,979
Civil (b)	698,084	1,006,786
Regulatory	18,464	56,193
	2,738,763	2,887,960

Information on main lawsuits

a)     Tax

Author: Federal Taxing Department	Amount estimated: R$759,810

Portion of penalty fines and interest relating to the COFINS charges indicated in Note 29.1 as a probable loss.

Current situation: awaiting judgment.

Author: Social Security National Institute - INSS	Amount estimated: R$271,163

Administrative proceeding arising from an action to relief from judgment related to the Social Contribution on Revenues (COFINS). It is related to interest and fines for the 1995/96 period and, due to the strong arguments for the defense of such charges, it is classified as possible. The principal amount of this debit, however, is classified as probable and is currently being discussed in the tax foreclosure filed by the Federal Government, which is pending before the 2th Federal Court, as disclosed in Note 29.1-a.

Current situation: awaiting judgment.

Author: Social Security National Institute - INSS	Amount estimated: R$50,798

Tax demands against Copel concerning tax enforcement, in order to recover the social security on the sale of hand labor (NFLD No. 35273876-6).

Current situation: awaiting judgment.

b)    Civil

Author: Mineradora Tibagiana Ltda.	Amount estimated: R$52,625

Legal action seeking compensation for alleged losses in mining activities for the construction work of the HPP Mauá, by the Energy Consortium Cruzeiro do Sul, in which Copel Geração e Transmissão participates with the percentage of 51%.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Current situation: awaiting judgment.

Author: Ivaí Engenharia de Obras S.A.	Amount estimated: R$289,621

Recovery action filed by the plaintiff grounded on previous declaratory action seeking recognition of the plaintiff’s credit claim due to the economic and financial imbalance of contract signed with Copel Geração e Transmissão. The principal amount of this debt is classified as a probable loss.

Current situation: awaiting judgment of the 2nd appeal for review of decision filed by Copel Geração e Transmissão before the Supreme Court of Justice, in which it is challenged the difference in values arising from the assessment of Selic rate as a monetary adjustment index plus interest for late payment, applied in the preparation of the expert report. There is already provisional execution in progress, however, is suspended for injunctive Copel presented and accepted in Paraná Court of Justice in December, 2014.

Authors: franchisees of the Agency / Copel store	Amount estimated: R$33,918

Filing of two individual claims against Copel Distribuição of the franchise contracts for Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a sub concession, with transfer of the services provided and full pass-through of the fees, amongst other amounts.

Current situation: awaiting judgment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30      Equity

30.1      Equity attributable to controlling shareholders

30.1.1     Capital

Paid-in share capital was R$6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

								Number of shares in units
Shareholders	Common		Class "A” preferred		Class “B” preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
BM&FBOVESPA (a)	19,060,366	13.14	128,427	33.77	55,065,282	42.94	74,254,075	27.14
NYSE (b)	814,822	0.56	-	-	45,768,198	35.69	46,583,020	17.03
Latibex (c)	-	-	-	-	67,549	0.05	67,549	0.02
Municipalities	178,393	0.12	9,326	2.45	3,471	-	191,190	0.07
Other shareholders	119,352	0.08	242,538	63.78	57,498	0.05	419,388	0.15
	145,031,080	100.00	380,291	100.00	128,244,004	100.00	273,655,375	100.00
(a) São Paulo Stock, Commodities, and Futures Exchange
(b) New York Stock Exchange New York
(c) Latin American Exchange in Euros, related to the Madrid Exchange

The market value of Company stock as of December 31, 2014, is shown below:

	Number of shares in units	Market value
Ordinary shares	145,031,080	3,610,940
Class “A” preferred shares	380,291	11,409
Class “B” preferred shares	128,244,004	4,561,953
	273,655,375	8,184,302

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.1.2     Equity valuation adjustments

Changes in equity valuation adjustments

	Equity Valuation Adjustments	Accumulated Other Comprehensive Income	Total
As of 1.01.2012	1,442,742	23,304	1,466,046
Adjustments to financial assets available for sale
Financial investments (a)	-	2,261	2,261
Taxes on gains on financial assets	-	(768)	(768)
Accounts receivable related to the concession - Copel Distribuição (a)	-	(13,116)	(13,116)
Taxes on gains on financial assets	-	4,459	4,459
Financial investments Held for Sale	-	406	406
Taxes on gains on financial assets	-	(139)	(139)
Other adjustments:
Other gains - credit from parent company	-	3,164	3,164
Taxes on gains on financial assets	-	(1,076)	(1,076)
Adjustments related to actuarial liabilities:
Post-employment benefits	-	(207,947)	(207,947)
Taxes on making adjustments	-	63,374	63,374
Adjustments related to actuarial liabilities:
Post-employment benefits	(154,006)		(154,006)
Taxes on making adjustments	52,362		52,362
Attributed to non-controlling interest	-	(626)	(626)
As of 12.31.2012	1,341,098	(126,704)	1,214,394
Adjustments to financial assets available for sale
Financial investments (a)	-	(6,929)	(6,929)
Taxes on gains on financial assets	-	2,356	2,356
Financial investments Held for Sale	-	(306)	(306)
Taxes on gains on financial assets	-	104	104
Adjustments related to actuarial liabilities:
Post-employment benefits	-	(216,967)	(216,967)
Taxes on making adjustments	-	73,769	73,769
Post-employment benefits (a)	-	18,881	18,881
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(154,763)	-	(154,763)
Taxes on making adjustments	52,620	-	52,620
As of 12.31.2013	1,238,955	(255,796)	983,159
Adjustments to financial assets available for sale
Financial investments (a)	-	1,070	1,070
Taxes on gains on financial assets	-	(363)	(363)
Financial investments Held for Sale	-	(190)	(190)
Taxes on gains on financial assets	-	65	65
Adjustments related to actuarial liabilities:
Post-employment benefits	-	140,383	140,383
Taxes on making adjustments	-	(48,584)	(48,584)
Post-employment benefits (a)	-	(582)	(582)
Other adjustments:
Other adjustments - subsidiaries (a)	-	(2,777)	(2,777)
Taxes on other adjustments	-	945	945
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(149,295)	-	(149,295)
Taxes on making adjustments	50,760	-	50,760
Deemed cost of fixed assets - equity (a)	(2,466)	-	(2,466)
Deemed cost of fixed assets - investment realization	(850)	-	(850)
Actuarial liabilities - investment realization	4,381	-	4,381
Attributed to non-controlling interest	-	1,308	1,308
As of 12.31.2014	1,141,485	(164,521)	976,964
(a) Equity in the parent company, net of taxes.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.1.3     Proposed dividend distribution

	12.31.2014	12.31.2013
Calculation of minimum mandatory dividend (25%) - (1)
Net income (loss) for the year	1,205,950	1,072,560
Legal Reserve (5%)	(60,298)	(53,628)
Realization of equity evaluation adjustment	99,394	102,143
Calculation basis for minimum mandatory dividends	1,245,046	1,121,075
	311,262	280,268

Total proposed distribution - (2) (3 + 5)	622,523	560,537

Interest on own capital, net - (3)	30,000	180,000
Tax on interest on own capital	(3,161)	(16,107)
Interest on own capital, net - (4)	26,839	163,893

Dividends proposed - (5)	592,523	380,537

Total proposed distribution, net - (6) (3 + 5)	619,362	544,430

Additional dividend proposed (7) (6-1)	308,100	264,162

Anticipated payment endorsed by the Board of Directors - (8)	377,609	308,932
Interest on own capital, net	26,839	163,893
Dividends	350,770	145,039

Prepayment above the mandatory minimum - (9) (8-1)	66,347	28,664

Adjusted additional dividend proposed (10) (7-9)	241,753	235,498

Gross value of dividends per share:
Ordinary shares	2.17236	1.95572
Class “A” preferred shares	2.52507	2.52507
Class “B” preferred shares	2.39000	2.15165

Gross amount of dividends per class of shares:
Ordinary shares	315,060	283,640
Class “A” preferred shares	962	964
Class “B” preferred shares	306,501	275,933

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.1.4     Basic and diluted earnings per share

	12.31.2014	12.31.2013	12.31.2012
Basic and diluted numerator
Basic and diluted net income per share category, attributable to Parent Company:
Common shares	610,434	542,819	354,383
Class “A” preferred shares	1,766	1,714	1,600
Class “B” preferred shares	593,750	528,027	344,705
	1,205,950	1,072,560	700,688
Basic and diluted denominator
Weighted average number of shares (in thousands):
Common shares	145,031,080	145,031,080	145,031,080
Class “A” preferred shares	381,465	381,737	383,303
Class “B” preferred shares	128,242,830	128,242,558	128,240,992
	273,655,375	273,655,375	273,655,375
Basic and diluted earnings per share attributable to
Parent Company:
Common shares	4.20899	3.74278	2.44350
Class “A” preferred shares	4.62953	4.49001	4.17424
Class “B” preferred shares	4.62989	4.11741	2.68795

30.2      Change in equity attributable to non-controlling interest

Percentage of share capital	Compagas: 49%	Elejor: 30%	UEG Araucária: 20%	Total
As of 1.01.2012	101,175	14,215	127,444	242,834
Dividends	(2,415)	(2,371)	-	(4,786)
Equity evaluation adjustment	-	626	-	626
Income for the year	10,170	9,989	5,673	25,832
As of 12.31.2012	108,930	22,459	133,117	264,506
Dividends	(2,531)	(13,437)	-	(15,968)
Income for the year	9,058	12,584	7,233	28,875
As of 12.31.2013	115,457	21,606	140,350	277,413
Dividends	(8,045)	(1,367)	(44,267)	(53,679)
Equity evaluation adjustment	(758)	(550)	-	(1,308)
Income for the year	29,579	5,756	94,330	129,665
As of 12.31.2014	136,233	25,445	190,413	352,091

31      Operating Revenue

	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins taxes	ICMS (VAT)	charges (31.5)	(ISSQN )	12.31.2014
Electricity sales to final customers (31.1)	6,581,808	(573,026)	(1,584,499)	(53,130)	-	4,371,153
Electricity sales to distributors (31.2)	4,882,071	(430,976)	-	(80,303)	-	4,370,792
Use of the main distribution and transmission grid (31.3)	3,708,296	(347,962)	(958,690)	(164,174)	-	2,237,470
Construction revenues	1,279,010	-	-	-	-	1,279,010
Revenues from telecommunications	216,223	(11,310)	(38,615)	-	(837)	165,461
Distribution of piped gas	495,132	(45,504)	(58,343)	-	-	391,285
Sectorial financial assets and liabilities result	1,033,866	-	-	-	-	1,033,866
Other operating revenues (31.4)	131,434	(59,529)	-	-	(2,425)	69,480
18,327,840		(1,468,307)	(2,640,147)	(297,607)	(3,262)	13,918,517

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins taxes	ICMS (VAT)	charges (31.5)	(ISSQN )	12.31.2013
Electricity sales to final customers (31.1)	5,111,048	(447,215)	(1,279,446)	(39,738)	-	3,344,649
Electricity sales to distributors (31.2)	2,188,092	(188,282)	-	(67,548)	-	1,932,262
Use of the main distribution and transmission grid (31.3)	3,296,753	(309,979)	(830,890)	(126,908)	-	2,028,976
Construction revenues	1,076,141	-	-	-	-	1,076,141
Revenues from telecommunications	183,695	(9,430)	(32,548)	-	(402)	141,315
Distribution of piped gas	467,750	(42,993)	(56,137)	-	-	368,620
Other operating revenues (31.4)	345,680	(55,715)	-	-	(1,714)	288,251
12,669,159		(1,053,614)	(2,199,021)	(234,194)	(2,116)	9,180,214

	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins taxes	ICMS (VAT)	charges (31.5)	(ISSQN )	12.31.2012
Electricity sales to final customers (31.1)	4,226,962	(391,587)	(1,170,153)	(39,713)	-	2,625,509
Electricity sales to distributors (31.2)	1,865,708	(178,943)	(195)	(63,063)	-	1,623,507
Use of the main distribution and transmission grid (31.3)	5,177,834	(467,475)	(1,205,203)	(674,523)	-	2,830,633
Construction revenues	749,763	-	-	-	-	749,763
Revenues from telecommunications	163,961	(8,701)	(29,244)	-	(451)	125,565
Distribution of piped gas	413,012	(37,969)	(50,031)	-	-	325,012
Other operating revenues (31.4)	240,863	(26,140)	-	-	(1,460)	213,263
	12,838,103	(1,110,815)	(2,454,826)	(777,299)	(1,911)	8,493,252

31.1      Electric sales to final customers by category

			Gross revenue			Net revenue
	12.31.2014	12.31.2013	12.31.2012	12.31.2014	12.31.2013	12.31.2012
Residential	2,110,043	1,605,604	1,302,177	1,429,593	1,074,119	782,292
Industrial	2,369,527	1,956,127	1,493,166	1,563,121	1,263,068	926,562
Commercial, services and other activities	1,365,319	1,022,977	950,689	838,312	626,881	573,831
Rural	305,214	194,085	177,083	260,801	165,078	148,869
Public agencies	152,321	118,263	114,038	108,348	83,811	79,149
Public lighting	127,838	97,565	92,450	78,626	60,070	56,242
Public service	151,546	116,427	97,359	92,352	71,622	58,564
	6,581,808	5,111,048	4,226,962	4,371,153	3,344,649	2,625,509

31.2      Electricity sales to distributors

			Gross revenue
	12.31.2014	12.31.2013	12.31.2012
Electric Power Trade Chamber - CCEE	2,987,114	548,073	235,396
Bilateral contracts	1,172,588	863,244	295,049
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	722,120	775,924	1,335,263
Quota system	249	-	-
Sale of electric power in the short-term	-	851	-
	4,882,071	2,188,092	1,865,708

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.3      Use of the main distribution and transmission grid  by customer class

			Gross revenue			Net revenue
	12.31.2014	12.31.2013	12.31.2012	12.31.2014	12.31.2013	12.31.2012
Residential	1,363,517	1,232,186	1,657,936	793,022	720,321	830,282
Industrial	701,408	632,508	1,222,544	398,566	357,094	576,406
Trade, services and other activities	869,622	755,869	1,104,355	506,163	445,273	564,262
Rural	190,620	167,640	230,829	109,278	136,798	165,591
Public entities	108,809	99,147	143,238	72,590	66,815	83,875
Public lighting	97,828	87,666	110,562	56,376	51,198	53,448
Public service	64,337	58,574	102,408	37,212	34,025	50,700
Free customer	147,135	140,135	204,768	126,534	121,705	156,469
Basic Network, BN connections, and connection grid	1,044	1,109	2,520	899	963	1,925
Operating and maintenance income (loss) - O&M	106,833	90,385	52,048	86,590	68,029	46,693
Interest income (loss)	57,143	31,534	346,626	50,240	26,755	300,982
	3,708,296	3,296,753	5,177,834	2,237,470	2,028,976	2,830,633

31.4      Other operating revenues

			Gross revenue
	12.31.2014	12.31.2013	12.31.2012
Leasing and rent (31.4.1)	96,809	180,128	162,989
Income from rendering of services	23,987	63,209	53,085
Charged service	8,207	9,082	8,214
Reimbursement for unavailability of energy	-	77,527	12,068
Other revenues	2,431	15,734	4,507
	131,434	345,680	240,863

31.4.1     Revenue from leases and rentals

	12.31.2014	12.31.2013	12.31.2012
Equipment and framework	88,988	77,241	66,177
Thermal Power Plant of Araucária (a)	6,405	101,628	95,253
Facilities sharing	1,210	656	845
Real estate	206	603	714
	96,809	180,128	162,989

The Company has not identified any operating lease receivables which are non-cancellable.

a)     TPP Araucária

In December 2006, UEG Araucária entered into an agreement for the lease of a power plant with Petróleo Brasileiro S.A. - Petrobras, which in turn entered into an operations and maintenance agreement with our subsidiary, Copel Geração e Transmissão, whereby the latter operated and maintained the power plant. Both agreements expired on January 31, 2014. Therefore, as from February 1, 2014, UEG Araucária is responsible for selling the electricity produced by TPP Araucária. This electricity is not sold under long-term agreements, but distributed in the spot market, as established by the National Electric System Operator (ONS).

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.5      Regulatory charges

	12.31.2014	12.31.2013	12.31.2012
Energy Development Account - CDE	133,021	79,994	282,683
Research and development and energy efficiency - R&D and PEE	114,257	79,342	74,319
Global Reversion Reserve - RGR quota	50,329	57,050	114,949
Fuel consumption account - CCC	-	17,808	289,686
Other charges	-	-	15,662
	297,607	234,194	777,299

32      Operating Costs and Expenses

			General and	Other income
	Operational	Sales	administrative	(expenses),
	costs	expenses	expenses	net	12.31.2014
Electricity purchased for resale (32.1)	(5,097,719)	-	-	-	(5,097,719)
Charge of the main distribution and transmission grid (32.2)	(384,846)	-	-	-	(384,846)
Personnel and management (32.3)	(781,270)	(12,534)	(259,007)	-	(1,052,811)
Pension and healthcare plans (Note 24)	(157,968)	(1,468)	(42,106)	-	(201,542)
Materials and supplies	(64,238)	(524)	(9,673)	-	(74,435)
Materials and supplies for power electricity	(150,848)	-	-	-	(150,848)
Natural gas and supplies for gas business	(1,469,842)	-	-	-	(1,469,842)
Third-party services (32.4)	(299,958)	(44,517)	(79,989)	-	(424,464)
Depreciation and amortization	(590,540)	(26)	(38,622)	(755)	(629,943)
Provisions and reversals (32.5)	(807,281)	(66,196)	-	(330,205)	(1,203,682)
Construction cost (32.6)	(1,285,902)	-	-	-	(1,285,902)
Other operating costs and expenses (32.7)	(74,665)	4,278	(122,719)	(199,418)	(392,524)
	(11,165,077)	(120,987)	(552,116)	(530,378)	(12,368,558)

			General and	Other income
	Operational	Sales	administrative	(expenses),
	costs	expenses	expenses	net	12.31.2013
Electricity purchased for resale (32.1)	(3,336,359)	-	-	-	(3,336,359)
Charge of the main distribution and transmission grid (32.2)	(407,317)	-	-	-	(407,317)
Personnel and management (32.3)	(844,491)	(9,879)	(241,977)	-	(1,096,347)
Pension and healthcare plans (Note 24)	(136,907)	(1,113)	(38,176)	-	(176,196)
Materials and supplies	(62,380)	(935)	(7,163)	-	(70,478)
Materials and supplies for power electricity	(27,187)	-	-	-	(27,187)
Natural gas and supplies for gas business	(295,671)	-	-	-	(295,671)
Third-party services (32.4)	(293,505)	(41,276)	(88,678)	-	(423,459)
Depreciation and amortization	(551,301)	(44)	(51,103)	(755)	(603,203)
Provisions and reversals (32.5)	-	(47,457)	-	(152,098)	(199,555)
Construction cost (32.6)	(1,088,275)	-	-	-	(1,088,275)
Other operating costs and expenses (32.7)	5,395	5,089	(103,007)	(251,057)	(343,580)
	(7,037,998)	(95,615)	(530,104)	(403,910)	(8,067,627)

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

			General and	Other income
	Operational	Sales	administrative	(expenses),
	costs	expenses	expenses	net	12.31.2012
Electricity purchased for resale (31.1)	(2,807,735)	-	-	-	(2,807,735)
Electricity grid use charges (31.2)	(772,361)	-	-	-	(772,361)
Personnel and management (31.3)	(944,913)	(8,910)	(291,828)	-	(1,245,651)
Planos previdenciário e assistencial (NE nº 23)	(141,368)	(996)	(40,514)	-	(182,878)
Materials and supplies	(60,798)	(716)	(8,273)	-	(69,787)
Materials and supplies for power electricity	(25,511)	-	-	-	(25,511)
Natural gas and supplies for gas business	(247,770)	-	-	-	(247,770)
Third-party services (31.4)	(291,048)	(38,614)	(79,216)	-	(408,878)
Depreciation and amortization	(508,887)	(42)	(40,172)	(754)	(549,855)
Provisions and reversals (31.5)	-	(22,826)	-	(195,970)	(218,796)
Construction cost (31.6)	(733,577)	-	-	-	(733,577)
Other operating costs and expenses (31.7)	(6,668)	6,445	(81,910)	(155,827)	(237,960)
	(6,540,636)	(65,659)	(541,913)	(352,551)	(7,500,759)

32.1      Electricity purchased for resale

	12.31.2014	12.31.2013	12.31.2012
Purchase of Energy in the Regulated Environment - CCEAR	3,394,222	2,305,809	1,927,903
Electric Energy Trading Chamber - CCEE	2,281,328	663,936	312,125
(-) Transfer CDE and ACR Account - Decrees 8,221/2014 and 7,945/2013 (32.1.1)	(1,253,436)	(294,085)	-
Itaipu Binacional	756,127	610,404	503,335
Bilateral contracts	177,149	217,069	203,115
Program for incentive to alternative energy sources - Proinfa	183,617	166,653	143,587
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(441,288)	(333,427)	(282,330)
	5,097,719	3,336,359	2,807,735

32.1.1     (-) CDE Transfer and ACR Account - Decrees nos. 8221/2014 and 7891/2013

CDE Transfer 7,891/2013 - Involuntary Exposure to Hydrological Risk

By means of Decree no. 7,891/2013 subsequently amended by Decrees nos. 7,945/2013 and 8,203/2014, the Federal Government consented to cover costs by means of CDE financial transfers, in order to neutralize exposure to the short-term market by distribution concessionaires, to cover any additional costs by distribution concessionaires resulting from activating thermoelectric plants owing to energy security (ESS) and neutralizing involuntary contractual exposure by distribution concessionaires in the short-term market resulting from unsuccessful acquisitions in energy auctions.

The funds reserved by Copel Distribuição to cover energy costs due to involuntary exposure and hydrological risk, pursuant to Decree no. 7,891/2913, totaled R$294,085 for 2013 and R$114,553 in 2014, regarding this year’s month of January as provided by Decree no. 8,203/2014, and R$1,412, related to December 2013 provision adjustments.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Financial Statements

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ACR Account Transfer - Decree no. 8,221/2014

In the light of the unfavorable hydrological scenario, Decree no. 8,221/2014 was published and created the ACR Account with a view to covering in whole or in part any additional costs through involuntary exposure to the short-term market and thermoelectric activation, in connection with the CCEAR’s – Electricity Sales Contracts in the Regulated Environment in the availability mode. The transfers received by Copel Distribuição during 2014 from the ACR Account totaled R$1,137,471.

32.2      Charge of the main distribution and transmission grid

	12.31.2014	12.31.2013	12.31.2012
System use charges	516,284	394,529	689,696
Itaipu transportation charges	67,263	51,188	45,217
Charge reserve energy - EER	4,554	16,672	49,228
System Service Charges - ESS	71,865	308,864	75,485
(-) Transfer CDE - ESS - Decree 7,891 / 2013 (32.2.1)	-	(319,624)	-
(-) Reserve energy account - Coner - Normative Resolution 613/2014 (32.2.2)	(232,706)	-	-
(-) PIS/Pasep and Cofins over electricity grid use charges	(42,414)	(44,312)	(87,265)
	384,846	407,317	772,361

32.2.1     CDE Transfer 7,891/2013 – ESS

The funds reserved by Copel Distribuição to cover related to System Service Charges (ESS) pursuant to Decree no. 7,891/2013, cited in Note 32.1.1, totaled R$319,624 for 2013.

32.2.2     Reserve Energy Account (Coner) - Normative Resolution no. 613/2014

Resolution 613/2014 established criteria for allocating Coner financial surpluses, which provided effects by means of mitigating costs with charges for electricity network use.

32.3      Personnel and management

	12.31.2014	12.31.2013	12.31.2012
Personnel
Wages and salaries	642,901	663,636	711,470
Social charges on payroll	204,695	210,993	239,267
Meal assistance and education allowance	85,927	86,916	81,593
Provisions for profit sharing (a)	92,657	80,048	29,940
Compensation - Voluntary termination Program/retirement	6,588	37,925	168,822
	1,032,768	1,079,518	1,231,092
Management
Wages and salaries	15,614	13,044	11,385
Social charges on payroll	3,977	3,642	3,083
Other expenses	452	143	91
	20,043	16,829	14,559
	1,052,811	1,096,347	1,245,651
(a) According to Federal Law 10,101/2000, State Decree 1,978/2007 and State Law 16,560/2010.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.4      Third-party services

	12.31.2014	12.31.2013	12.31.2012
Maintenance of electrical system	102,116	106,175	104,966
Maintenance of facilities	90,909	79,309	73,831
Communication, processing and transmission of data	50,894	51,534	48,921
Meter reading and bill delivery	37,766	35,930	35,744
Authorized and registered agents	35,116	33,801	32,201
Customer service	17,624	24,325	-
Consultancy and audit	11,853	15,972	25,805
(-) /Pasep/Cofins taxes on services from third-parties	(4,689)	(6,063)	(9,190)
Other services	82,875	82,476	96,600
	424,464	423,459	408,878

32.5      Provisions and reversals

	12.31.2014	12.31.2013	12.31.2012
Provision for impairment of assets (Note 18.11)	807,281	-	-
Provision (reversal) for risks (Note 29)	323,811	151,823	199,105
Provisions for doubtful accounts	53,193	47,458	22,826
Provision for loss in consortia	13,003	-	-
Provision for losses on tax credits	6,394	274	(3,135)
	1,203,682	199,555	218,796

32.6      Construction cost

	12.31.2014	12.31.2013	12.31.2012
Materials and supplies	648,102	518,504	371,593
Third-party services	450,627	360,234	248,265
Personnel	127,039	118,641	81,942
Others	60,134	90,896	31,777
	1,285,902	1,088,275	733,577

32.7      Other operating costs and expenses

	12.31.2014	12.31.2013	12.31.2012
Financial offset for the use of water resources	140,810	131,582	94,550
Taxes	84,671	25,687	27,735
Compensation	28,549	26,113	28,001
Lease and rent (32.7.1)	28,533	31,095	27,285
Losses in the decommissioning and disposal of assets	21,765	71,864	6,147
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	18,662	9,464	12,081
Advertising and publicity	16,745	25,902	9,853
SUSEP inspection - ANEEL	15,460	20,885	21,938
Recovery of costs and expenses	(52,106)	(49,389)	(61,902)
Other net costs and expenses	89,435	50,377	72,272
	392,524	343,580	237,960

32.7.1     Lease and rental

	12.31.2014	12.31.2013	12.31.2012
Real estate	23,919	25,165	21,846
Others	5,977	7,721	6,973
(-) PIS and Cofins tax credits	(1,363)	(1,791)	(1,534)
	28,533	31,095	27,285

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Company has not identified any operating lease commitments which are non-cancellable.

33      Financial Results

	12.31.2014	12.31.2013	12.31.2012
Financial income
Penalties on overdue bills	138,578	105,314	126,904
Interest and monetary variation of CRC transfer (Note 8)	157,422	159,348	188,688
Return on financial investments held for trading	184,468	118,499	74,553
Monetary variation of accounts receivable related to the concession (Note 10)	76,989	108,259	165,574
Monetary variation and interest of accounts receivable related to the concession extension (Note 11)	50,271	84,572	-
Return on financial investments held for sale	26,658	38,336	37,948
Income from Money market investments held until maturity	7	827	1,099
Interest and commissions on loan agreements	-	-	-
Other financial income	60,130	37,208	53,555
	694,523	652,363	648,321
( - ) Financial expenses
Debt charges	366,686	233,417	133,385
Monetary variation of accounts payable related to the concession - Use of Public Property (Note 27.2)	63,000	68,096	74,984
Monetary variation of CRC transfer (Note 8)	21,790	-	-
Interest on R&D and EEP (Note 26.2)	23,399	15,225	14,745
Other monetary and exchange variations	7,302	15,838	13,819
PIS/Pasep/Cofins taxes on interest on capital	28,404	26,352	22,837
Fair value adjustment in accounts receivable related to the concession	-	-	401,104
Other financial expenses	36,225	13,124	14,097
	546,806	372,052	674,971
Net	147,717	280,311	(26,650)

The costs of loans and financing capitalized during the year of 2014 amounted to R$123,795, at an average rate of 13.49% p.y.

34      Operating Segments

The main operating strategic decision maker of the Company and its subsidiaries, in charge of allocating funds and evaluating performance of operating segments is the Executive Board of the Parent Company and Executive Board of each subsidiary.

34.1      Products and services from which are generate revenues for the reportable segments

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

In the years 2014 and 2013, all sales have been made within Brazilian territory.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

We have not identified any customer in the Company who individually accounts for more than 10% of total net revenues in the year 2014.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and record transactions between segments as transactions with third parties, i.e., at current market prices.

34.2        The Company’s reporting segments

Power generation and transmission (GeT) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor, UEG Araucária, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV, Santa Maria, Santa Helena, Ventos de Santo Uriel, Olho D’Água, Boa Vista, Farol and São Bento do Norte;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

Telecommunications (TEL) - this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

Gas (GAS) - this segment comprises the public service of piped natural gas distribution. It operates through Compagas; and

Holding Company (HOL) - this segment comprises participation in other companies. It operates through Copel, Copel Participações, Copel Renováveis, Cutia Empreendimentos and São Bento Energia, Investimentos e Participações.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.3      Assets per reporting segment

ASSETS	GeT	DIS	TEL	GAS	HOL	Eliminations	Total
12.31.2014

TOTAL ASSETS	12,892,184	9,023,699	589,547	634,221	16,081,466	(13,602,975)	25,618,142
CURRENT ASSETS	2,131,116	2,638,378	64,482	323,872	648,011	(587,683)	5,218,176
Cash and cash equivalents	415,431	160,417	5,820	99,424	59,039	-	740,131
Bonds and securities	458,960	3	-	-	152	-	459,115
Collaterals and escrow accounts	2,200	38	-	1,695	9,564	-	13,497
Trade accounts receivable	761,306	1,387,792	33,295	182,491	-	(186,068)	2,178,816
Dividends receivable	34,850	-	-	-	389,739	(398,257)	26,332
CRC transferred to the State Government of Paraná	-	-	-	-	94,579	-	94,579
Net sectorial financial assets	-	609,298	-	-	-	-	609,298
Accounts receivable related to the concession	7,430	-	-	-	-	-	7,430
Accounts receivable related to the concession extension	301,046	-	-	-	-	-	301,046
Other receivables	97,219	302,782	3,494	359	12,886	(922)	415,818
Inventories	29,389	101,399	17,684	2,150	-	-	150,622
Income Tax and Social Contribution	2,084	18,814	667	3,950	79,559	-	105,074
Other noncurrent recoverable taxes	17,638	41,642	3,464	33,541	-	-	96,285
Prepaid expenses	3,562	16,193	58	262	58	-	20,133
Related parties	1	-	-	-	2,435	(2,436)	-
NON-CURRENT ASSETS	10,761,068	6,385,321	525,065	310,349	15,433,455	(13,015,292)	20,399,966
Long Term Assets	1,126,660	5,169,397	65,448	40,343	1,944,744	(85,120)	8,261,472
Bonds and securities	130,137	2,073	-	-	-	-	132,210
Collaterals and escrow accounts	-	56,956	-	-	-	-	56,956
Trade accounts receivable	3,795	41,859	30,042	-	-	-	75,696
CRC transferred to the State Government of Paraná	-	-	-	-	1,249,529	-	1,249,529
Judicial deposits	53,119	398,877	5,499	4,779	273,979	-	736,253
Net sectorial financial assets	-	431,846	-	-	-	-	431,846
Accounts receivable related to the concession	623,591	3,792,476	-	1,920	-	-	4,417,987
Accounts receivable related to the concession extension	160,217	-	-	-	-	-	160,217
Advances to suppliers	54,428	517	-	3,068	-	-	58,013
Other receivables	7,999	18,382	-	627	303	-	27,311
Income Tax and Social Contribution	545	13,875	-	-	114,195	-	128,615
Other noncurrent recoverable taxes	50,410	52,486	6,022	14,563	-	-	123,481
Deferred income tax and social contribution	28,674	360,050	23,885	15,211	98,226	-	526,046
Prepaid expenses	-	-	-	175	-	-	175
Related parties	13,745	-	-	-	208,512	(85,120)	137,137
Investments	1,569,251	1,374	-	-	13,443,419	(13,353,894)	1,660,150
Property, plant and equipment, net	7,818,268	-	443,690	-	42,230	-	8,304,188
Intangible Assets	246,889	1,214,550	15,927	270,006	3,062	423,722	2,174,156

ASSETS	GeT	DIS	TEL	GAS	HOL	Eliminations	Total
12.31.2013

TOTAL ASSETS	12,422,458	7,760,564	480,851	308,023	14,473,384	(12,333,835)	23,111,445
CURRENT ASSETS	2,754,802	2,142,654	62,466	84,017	524,778	(888,433)	4,680,284
Cash and cash equivalents	1,438,269	247,045	10,481	34,427	11,410	-	1,741,632
Bonds and securities	388,659	377	-	-	186	-	389,222
Collaterals and escrow accounts	-	1,072	-	904	-	-	1,976
Trade accounts receivable	311,191	1,005,703	27,983	37,804	-	(45,053)	1,337,628
Dividends receivable	2,578	-	-	-	381,371	(374,449)	9,500
CRC transferred to the State Government of Paraná	-	-	-	-	85,448	-	85,448
Accounts receivable related to the concession	4,396	-	-	-	-	-	4,396
Accounts receivable related to the concession extension	352,161	-	-	-	-	-	352,161
Other receivables	208,428	180,963	2,799	445	3,869	(614)	395,890
Inventories	31,298	96,866	10,046	1,068	-	-	139,278
Income Tax and Social Contribution	3,121	77,288	6,936	3,319	42,494	-	133,158
Other noncurrent recoverable taxes	11,745	48,609	3,869	5,790	-	-	70,013
Prepaid expenses	2,956	16,414	352	260	-	-	19,982
Related parties	-	468,317	-	-	-	(468,317)	-
NON-CURRENT ASSETS	9,667,656	5,617,910	418,385	224,006	13,948,606	(11,445,402)	18,431,161
Long Term Assets	992,246	4,352,625	37,185	14,042	1,892,958	(64,815)	7,224,241
Bonds and securities	66,265	54,271	-	-	-	-	120,536
Collaterals and escrow accounts	-	45,371	-	-	-	-	45,371
Trade accounts receivable	5,692	115,020	11,974	-	-	-	132,686
CRC transferred to the State Government of Paraná	-	-	-	-	1,295,106	-	1,295,106
Judicial deposits	42,087	356,393	4,289	341	272,115	-	675,225
Accounts receivable related to the concession	408,473	3,075,795	-	-	-	-	3,484,268
Accounts receivable related to the concession extension	365,645	-	-	-	-	-	365,645
Advances to suppliers	-	-	-	13,504	-	-	13,504
Other receivables	5,132	10,799	-	-	-	-	15,931
Income Tax and Social Contribution	14,975	12,967	-	-	169,717	-	197,659
Other noncurrent recoverable taxes	54,747	64,752	4,999	-	-	-	124,498
Deferred income tax and social contribution	29,028	617,257	15,923	-	91,205	-	753,413
Prepaid expenses	202	-	-	197	-	-	399
Related parties	-	-	-	-	64,815	(64,815)	-
Investments	807,190	4,012	-	-	12,055,619	(11,678,894)	1,187,927
Property, plant and equipment, net	7,617,626	-	365,977	-	29	-	7,983,632
Intangible Assets	250,594	1,261,273	15,223	209,964	-	298,307	2,035,361

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.4      Liabilities per reporting segment

LIABILITIES	GeT	DIS	TEL	GAS	HOL	Eliminations	Total
12.31.2014

TOTAL LIABILITIES	12,892,184	9,023,699	589,547	634,221	16,081,466	(13,602,975)	25,618,142
CURRENT LIABILITIES	1,947,686	1,908,606	85,705	286,277	426,646	(599,527)	4,055,393
Payroll, social charges and accruals	51,248	160,423	20,189	6,044	14,714	-	252,618
Related parties	511	-	-	-	13,173	(13,684)	-
Suppliers	656,110	843,512	19,733	252,541	2,299	(186,990)	1,587,205
Income tax and social contribution payable	307,439	-	-	-	2,442	-	309,881
Other taxes due	43,239	77,572	6,682	3,915	5,921	-	137,329
Loans and financing	107,497	405,235	5,737	-	349,753	(596)	867,626
Debentures	390,822	20,088	-	5,134	15,447	-	431,491
Dividends payable	242,488	124,791	31,300	15,545	3,824	(398,257)	19,691
Post-employment benefits	9,538	26,548	1,313	-	5	-	37,404
Customer charges due	6,791	16,442	-	-	-	-	23,233
Research and Development and Energy Efficiency	46,679	129,293	-	-	-	-	175,972
Accounts Payable related to concession - Use of Public Property	54,955	-	-	-	-	-	54,955
Other accounts payable	30,369	104,702	751	3,098	19,068	-	157,988
NON-CURRENT LIABILITIES	3,209,935	2,785,518	86,685	69,918	1,938,089	(210,176)	7,879,969
Related parties	114,081	-	-	-	25,494	(139,575)	-
Suppliers	14,249	3,376	-	-	-	-	17,625
Tax liabilities	18,635	63,952	3,673	-	869	-	87,129
Deferred income tax and social contribution	15,218	-	-	-	-	-	15,218
Loans and financing	1,518,027	517,804	27,431	-	608,663	(70,601)	2,601,324
Debentures	111,550	998,949	-	48,420	995,038	-	2,153,957
Post-employment benefits	218,812	576,575	50,277	4,844	10,706	-	861,214
Research and Development and Energy Efficiency	58,009	101,783	-	-	-	-	159,792
Accounts Payable related to concession - Use of Public Property	436,772	-	-	-	-	-	436,772
Other accounts payable	306	-	-	-	-	-	306
Provisions for legal claims	704,276	523,079	5,304	16,654	297,319	-	1,546,632
EQUITY	7,734,563	4,329,575	417,157	278,026	13,716,731	(12,793,272)	13,682,780
Attributable to controlling shareholder's	7,734,563	4,329,575	417,157	278,026	13,716,731	(13,145,363)	13,330,689
Capital	4,456,762	2,624,841	240,398	135,943	7,301,605	(7,849,549)	6,910,000
Advance for future capital increase	-	603,000	36,100	-	8,000	(647,100)	-
Equity valuation adjustments	1,104,583	(108,279)	(16,876)	(1,548)	974,948	(975,864)	976,964
Legal reserve	361,226	157,187	12,022	21,238	685,349	(551,875)	685,147
Profit retention reserve	1,560,071	1,052,826	145,513	122,393	4,520,666	(2,884,644)	4,516,825
Additional proposed dividends	262,209	-	-	-	241,753	(262,209)	241,753
Accumulated loss	(10,288)	-	-	-	(15,590)	25,878	-
Attributed to non-controlling interest						352,091	352,091

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	GeT	DIS	TEL	GAS	HOL	Eliminations	Total
12.31.2013

TOTAL LIABILITIES	12,422,458	7,760,564	480,851	308,023	14,473,384	(12,333,835)	23,111,445
CURRENT LIABILITIES	1,485,556	1,545,217	56,340	66,935	1,084,423	(890,586)	3,347,885
Payroll, social charges and accruals	59,902	155,337	14,105	5,214	5,127	-	239,685
Related parties	-	-	-	-	468,317	(468,317)	-
Suppliers	301,768	771,815	8,120	52,881	3,211	(45,556)	1,092,239
Income tax and social contribution payable	297,620	-	-	-	-	-	297,620
Other taxes due	66,899	200,767	5,467	2,227	25,481	(110)	300,731
Loans and financing	217,736	173,482	5,241	-	562,801	(2,154)	957,106
Debentures	40,490	16,972	-	-	-	-	57,462
Dividends payable	362,932	-	21,585	5,598	3,047	(374,449)	18,713
Post-employment benefits	7,886	21,043	1,047	-	7	-	29,983
Customer charges due	26,920	11,074	-	-	-	-	37,994
Research and Development and Energy Efficiency	20,116	107,744	-	-	-	-	127,860
Accounts Payable related to concession - Use of Public Property	51,481	-	-	-	-	-	51,481
Other accounts payable	31,806	86,983	775	1,015	16,432	-	137,011
NON-CURRENT LIABILITIES	3,299,960	2,848,662	71,572	5,462	736,808	(127,656)	6,834,808
Related parties	64,995	-	-	-	-	(64,995)	-
Suppliers	22,187	27,934	-	-	-	-	50,121
Tax liabilities	15,153	50,354	2,855	-	40	-	68,402
Deferred income tax and social contribution	418,426	-	-	2,075	-	-	420,501
Loans and financing	1,303,009	635,956	33,622	-	456,752	(62,661)	2,366,678
Debentures	152,066	998,417	-	-	-	-	1,150,483
Post-employment benefits	292,968	608,391	31,222	2,499	2,169	-	937,249
Research and Development and Energy Efficiency	55,599	99,122	-	-	-	-	154,721
Accounts Payable related to concession - Use of Public Property	420,293	-	-	-	-	-	420,293
Other accounts payable	233	-	-	-	-	-	233
Provisions for legal claims	555,031	428,488	3,873	888	277,847	-	1,266,127
EQUITY	7,636,942	3,366,685	352,939	235,626	12,652,153	(11,315,593)	12,928,752
Attributable to controlling shareholder´s	7,636,942	3,366,685	352,939	235,626	12,652,153	(11,593,006)	12,651,339
Capital	4,317,997	2,624,841	240,398	135,943	6,911,678	(7,320,857)	6,910,000
Equity valuation adjustments	1,141,672	(155,096)	(5,795)	-	983,159	(980,781)	983,159
Legal reserve	301,729	135,294	9,093	18,220	624,849	(464,336)	624,849
Profit retention reserve	1,730,944	761,646	109,243	77,987	3,897,833	(2,683,296)	3,894,357
Unrealized revenue reserve	-	-	-	3,476	-	-	3,476
Additional proposed dividends	153,180	-	-	-	235,498	(153,180)	235,498
Accumulated loss	(8,580)	-	-	-	(864)	9,444	-
Attributed to non-controlling interest						277,413	277,413

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.5      Statement of income per reporting segment

STATEMENT OF INCOME	GeT	DIS	TEL	GAS	HOL	Eliminations	Total
12.31.2014

NET OPERATING REVENUES	5,344,002	8,347,036	213,163	1,748,045	3	(1,733,732)	13,918,517
Electricity sales to final customers - third-parties	513,239	3,857,914	-	-	-	-	4,371,153
Electricity sales to final customers - between segments	-	2,547	-	-	-	(2,547)	-
Electricity sales to distributors for third-parties	4,073,140	297,652	-	-	-	-	4,370,792
Electricity sales to distributors - between segments	303,115	-	-	-	-	(303,115)	-
Use of the main distribution and transmission grid - third-parties	136,830	2,100,640	-	-	-	-	2,237,470
Use of the main distribution and transmission grid - between segment	60,733	13,223	-	-	-	(73,956)	-
Construction revenues	206,150	991,356	-	81,504	-	-	1,279,010
Revenues from telecommunications - third-parties	-	-	165,461	-	-	-	165,461
Revenues from telecommunications - between segments	-	-	29,763	-	-	(29,763)	-
Distribution of piped gas - third-parties	-	-	-	391,285	-	-	391,285
Distribution of piped gas - between segments	-	-	-	1,273,301	-	(1,273,301)	-
Sectorial financial assets and liabilities result	-	1,033,866	-	-	-	-	1,033,866
Other operating revenues - third-parties	17,110	48,428	1,984	1,955	3	-	69,480
Other operating revenues - between segments	33,685	1,410	15,955	-	-	(51,050)	-
OPERATING COSTS AND EXPENSES	(4,388,615)	(7,757,776)	(137,404)	(1,664,860)	(153,758)	1,733,855	(12,368,558)
Electricity purchased for resale	(496,887)	(4,904,034)	-	-	-	303,202	(5,097,719)
Charge of the main distribution and transmission grid	(247,126)	(209,066)	-	-	-	71,346	(384,846)
Personnel and management	(231,941)	(633,236)	(62,069)	(25,892)	(99,673)	-	(1,052,811)
Pension and healthcare plans	(52,427)	(126,961)	(8,507)	(2,093)	(11,554)	-	(201,542)
Materials and supplies	(17,048)	(53,918)	(1,551)	(1,410)	(508)	-	(74,435)
Materials and supplies for power electricity	(1,424,147)	-	-	-	-	1,273,299	(150,848)
Natural gas and supplies for gas business	-	-	-	(1,469,842)	-	-	(1,469,842)
Third party services	(170,431)	(289,717)	(21,530)	(19,374)	(7,707)	84,295	(424,464)
Depreciation and amortization	(362,586)	(221,401)	(28,277)	(16,921)	(758)	-	(629,943)
Provisions and reversals (a)	(978,991)	(185,207)	(3,036)	(15,864)	(20,584)	-	(1,203,682)
Construction cost	(213,042)	(991,356)	-	(81,504)	-	-	(1,285,902)
Other operating costs and expenses	(193,989)	(142,880)	(12,434)	(31,960)	(12,974)	1,713	(392,524)
EQUITY IN EARNINGS OF INVESTEES	350,412	-	-	-	1,415,889	(1,606,346)	159,955
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	1,305,799	589,260	75,759	83,185	1,262,134	(1,606,223)	1,709,914
Financial result	92,877	81,693	2,922	1,832	(31,482)	(125)	147,717
OPERATING PROFIT	1,398,676	670,953	78,681	85,017	1,230,652	(1,606,348)	1,857,631
Income Tax and Social Contribution	(646,099)	-	(22,350)	(41,140)	(38,280)	-	(747,869)
Deferred income tax and social contribution	434,506	(233,089)	2,253	16,489	5,694	-	225,853
NET INCOME FOR THE YEAR	1,187,083	437,864	58,584	60,366	1,198,066	(1,606,348)	1,335,615
(a) In generation and transmission segment, the balance includes the provision for impairment of assets (Note 32.5).

STATEMENT OF INCOME	GeT	DIS	TEL	GAS	HOL	Eliminations	Total
12.31.2013

NET OPERATING REVENUES	3,044,399	5,961,575	187,792	423,014	-	(436,566)	9,180,214
Electricity sales to final customers - third-parties	460,845	2,883,804	-	-	-	-	3,344,649
Electricity sales to final customers - between segments	-	2,193	-	-	-	(2,193)	-
Electricity sales to distributors for third-parties	1,832,207	100,055	-	-	-	-	1,932,262
Electricity sales to distributors - between segments	311,242	-	-	-	-	(311,242)	-
Use of the main distribution and transmission grid - third-parties	94,785	1,934,191	-	-	-	-	2,028,976
Use of the main distribution and transmission grid - between segment	57,090	13,115	-	-	-	(70,205)	-
Construction revenues	136,536	898,606	-	40,999	-	-	1,076,141
Revenues from telecommunications - third-parties	-	-	141,315	-	-	-	141,315
Revenues from telecommunications - between segments	-	-	39,895	-	-	(39,895)	-
Distribution of piped gas - third-parties	-	-	-	368,620	-	-	368,620
Other operating revenues - third-parties	144,908	128,278	1,670	13,395	-	-	288,251
Other operating revenues - between segments	6,786	1,333	4,912	-	-	(13,031)	-
OPERATING COSTS AND EXPENSES	(1,649,753)	(6,304,797)	(127,264)	(402,030)	(20,303)	436,520	(8,067,627)
Electricity purchased for resale	(128,736)	(3,518,865)	-	-	-	311,242	(3,336,359)
Charge of the main distribution and transmission grid	(227,325)	(249,465)	-	-	-	69,473	(407,317)
Personnel and management	(274,526)	(723,734)	(57,703)	(21,366)	(19,018)	-	(1,096,347)
Pension and healthcare plans	(47,478)	(118,211)	(7,738)	(1,387)	(1,382)	-	(176,196)
Materials and supplies	(16,346)	(50,531)	(1,312)	(2,268)	(21)	-	(70,478)
Materials and supplies for power electricity	(27,187)	-	-	-	-	-	(27,187)
Natural gas and supplies for gas business	-	-	-	(295,671)	-	-	(295,671)
Third party services	(146,185)	(292,644)	(18,437)	(17,439)	(4,815)	56,061	(423,459)
Depreciation and amortization	(353,590)	(205,110)	(27,968)	(15,780)	(755)	-	(603,203)
Provisions and reversals (a)	(104,127)	(118,233)	(3,920)	(40)	26,765	-	(199,555)
Construction cost	(148,670)	(898,606)	-	(40,999)	-	-	(1,088,275)
Other operating costs and expenses	(175,583)	(129,398)	(10,186)	(7,080)	(21,077)	(256)	(343,580)
EQUITY IN EARNINGS OF INVESTEES	33,744	-	-	-	1,116,830	(1,036,968)	113,606
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	1,428,390	(343,222)	60,528	20,984	1,096,527	(1,037,014)	1,226,193
Financial result	41,804	228,938	3,078	4,443	2,000	48	280,311
OPERATING PROFIT	1,470,194	(114,284)	63,606	25,427	1,098,527	(1,036,966)	1,506,504
Income Tax and Social Contribution	(532,053)	-	(14,661)	(7,806)	-	-	(554,520)
Deferred income tax and social contribution	140,856	35,775	(1,213)	864	(26,831)	-	149,451
NET INCOME (LOSSES) FOR THE YEAR	1,078,997	(78,509)	47,732	18,485	1,071,696	(1,036,966)	1,101,435

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME	GET	DIS	TEL	GAS	HOL	Eliminations	Total
12.31.2012

NET OPERATING REVENUES	2,540,885	5,892,171	172,445	359,090	-	(471,339)	8,493,252
Electricity sales to final customers - third-parties	137,990	2,487,519	-	-	-	-	2,625,509
Electricity sales to final customers - between segments	-	3,119	-	-	-	(3,119)	-
Electricity sales to distributors - third-parties	1,468,044	155,463	-	-	-	-	1,623,507
Electricity sales to distributors - between segments	302,583	-	-	-	-	(302,583)	-
Use of the main transmission grid - third-parties	347,674	2,482,959	-	-	-	-	2,830,633
Use of the main transmission grid - between segments	96,979	17,116	-	-	-	(114,095)	-
Construction revenues	59,977	665,601	-	24,185	-	-	749,763
Telecommunications services to third-parties	-	-	125,565	-	-	-	125,565
Telecommunications services between segments	-	-	41,148	-	-	(41,148)	-
Distribution of piped gas	-	-	-	325,012	-	-	325,012
Other operating revenues from third-parties	121,675	80,394	1,301	9,893	-	-	213,263
Other operating revenues between segments	5,963	-	4,431	-	-	(10,394)	-
OPERATING COSTS AND EXPENSES	(1,494,623)	(5,968,827)	(139,403)	(332,128)	(37,162)	471,384	(7,500,759)
Electricity purchased for resale	(170,806)	(2,939,447)	-	-	-	302,518	(2,807,735)
Charges for the use of the main distribution and transmission grid	(233,983)	(648,501)	-	-	-	110,123	(772,361)
Personnel and management	(321,253)	(824,102)	(70,253)	(19,891)	(10,152)	-	(1,245,651)
Pension and healthcare plans	(44,315)	(126,187)	(8,591)	(3,039)	(746)	-	(182,878)
Materials and supplies	(18,245)	(48,296)	(1,800)	(1,413)	(33)	-	(69,787)
Materials and supplies for generation	(25,511)	-	-	-	-	-	(25,511)
Natural gas and supplies for gas business	-	-	-	(247,770)	-	-	(247,770)
Third party services	(110,890)	(320,135)	(17,280)	(14,206)	(3,863)	57,496	(408,878)
Depreciation and amortization	(314,968)	(192,344)	(28,019)	(13,769)	(755)	-	(549,855)
Provisions and reversals	(80,212)	(118,986)	(4,316)	(1,086)	(14,196)	-	(218,796)
Construction cost	(43,791)	(665,601)	-	(24,185)	-	-	(733,577)
Other operating costs and expenses	(130,649)	(85,228)	(9,144)	(6,769)	(7,417)	1,247	(237,960)
EQUITY IN EARNINGS OF INVESTEES	16,041	-	-	-	732,313	(741,669)	6,685
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	1,062,303	(76,656)	33,042	26,962	695,151	(741,624)	999,178
Financial result	(41,513)	5,644	3,444	4,769	1,051	(45)	(26,650)
OPERATING PROFIT	1,020,790	(71,012)	36,486	31,731	696,202	(741,669)	972,528
Income tax and social contribution	(302,291)	(124,691)	(13,653)	(13,155)	(4,467)	-	(458,257)
Deferred income tax and social contribution	43,661	152,283	5,174	2,178	8,953	-	212,249
NET INCOME (LOSSES) FOR THE YEAR	762,160	(43,420)	28,007	20,754	700,688	(741,669)	726,520

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35      Financial Instruments

35.1      Category and determination of the fair value of financial instruments

				12.31.2014	12.31.2013
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss - held for trading
Trading securities
Cash and cash equivalents (a)	4	1	740,131	740,131	1,741,632	1,741,632
Derivative financial instruments (b)	5	1	52,804	52,804	65,811	65,811
Derivative financial instruments (b)	5	2	288,563	288,563	172,716	172,716
			1,081,498	1,081,498	1,980,159	1,980,159
Loans and receivables
Collaterals and escrow accounts STN (c)	6		56,956	39,252	45,371	32,415
Pledges and restricted deposits linked (a)	6		13,497	13,497	1,976	1,976
Clients (a)	7		2,254,512	2,254,512	1,470,314	1,470,314
CRC Transferred to the State Government of Paraná (d)	8		1,344,108	1,376,932	1,380,554	1,369,599
Net sectorial financial assets (a)	9		1,041,144	1,041,144	-	-
Accounts receivable related to the concession (e)	10		632,941	632,941	412,869	412,869
Accounts receivable related to the concession extension (f)	11		301,046	302,689	557,589	563,052
			5,644,204	5,660,967	3,868,673	3,850,225
Available for sale
Accounts receivable related to the concession (g)	10	3	3,792,476	3,792,476	3,075,795	3,075,795
Accounts receivable related to the concession extension (h)	11	3	160,217	160,217	160,217	160,217
Derivative financial instruments (b)	5	1	107,232	107,232	196,112	196,112
Derivative financial instruments (b)	5	2	142,726	142,726	75,119	75,119
Other investments (i)	17.2	1	17,631	17,631	25,708	25,708
			4,220,282	4,220,282	3,532,951	3,532,951
Total financial assets			10,945,984	10,962,747	9,381,783	9,363,335
Financial liabilities
Fair value through profit or loss - held for trading
Trading securities
Other liabilities - derivatives (b)		1	157	157	85	85
			157	157	85	85
Other financial liabilities
Suppliers (a)	21		1,604,830	1,604,830	1,142,360	1,142,360
Loans and financing (c)	22		3,468,950	3,229,136	3,323,784	2,922,867
Debentures (j)	23		2,585,448	2,585,448	1,207,945	1,207,945
Payable related to concession - use of public property (k)	27		491,727	598,493	471,774	578,409
			8,150,955	8,017,907	6,145,863	5,851,581
Total financial liabilities			8,151,112	8,018,064	6,145,948	5,851,666
Different levels are defined as follows:
Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;
Level 2: obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;
Level 3: obtained through assessment techniques which include variables for the assets or liabilities, which however are not based on observable market data.

Determination of fair values

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

b)     Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

c)     Calculated based on the cost of the last issue by the Company, 111.5% of the CDI for discount of the expected payment flow.

d)     The Company based its calculation on the comparison with a noncurrent, long-term and post-fixed National Treasury bond (NTN-B) maturing on August 15, 2024, which yields approximately 6.10% p.y. plus the IPCA inflation index.

e)     Criteria and assumptions disclosed on note 3.7.2.

f)      Assets which started operations after May 2000 have the fair value calculated for the expected cash flow, discounted by the Selic rate, the best short-term rate available for comparison in determination of its market value.

g)     Criteria and assumptions disclosed on note 3.7.1. The changes in 2014 are as follow:

As of 12.31.2013	3,075,795
Capitalization of intangible assets in progress	663,576
Monetary variations	76,989
Write-offs	(23,884)
As of 12.31.2014	3,792,476

h)     Assets existing as of May 31, 2000 have their fair value equivalent to their book values, due to the fact that the expert report to be analyzed by Aneel has not yet been completed.

i)      Calculated according to price quotes published in an active market or by applying the interest percentage over equity for assets with no active market.

j)      Calculated according to the Unit Price Quotation (PU) as of December 31, 2014, obtained from the National Association of Financial Market Institutions (Anbima), net of the financial cost of R$2,029.

k)     Used the rate of 7.74% p.y. as a market reference.

35.2      Financial risk management

The Company has a Corporate Risk Management Committee in charge of formulating and tracking risk management policies and assisting the Audit Committee to ensure a good management of resources and the protection and appreciation of its assets.

The Company's business activities are exposed to the following risks arising from financial instruments:

35.2.1     Credit risk

Credit risk is the risk of the Company and its subsidiaries incurring losses due to a customer or financial instrument counterparty, resulting from failure in complying with contract obligations.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Exposure to credit risk	12.31.2014	12.31.2013
Cash and cash equivalents (a)	740,131	1,741,632
Derivative financial instruments (a)	591,325	509,758
Pledges and restricted deposits linked (a)	70,453	47,347
Clients (b)	2,254,512	1,470,314
CRC Transferred to the State Government of Paraná (c)	1,344,108	1,380,554
Net sectorial financial assets (d)	1,041,144	-
Accounts receivable related to the concession (e)	4,425,417	3,488,664
Accounts receivable related to the concession extension (f)	301,046	557,589
Accounts receivable related to the concession extension (g)	160,217	160,217
	10,928,353	9,356,075

a)     Company management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility that the Company might incur in losses resulting from difficulties to receive its billings to customers. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by real or personal guarantees for debits above R$200.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c)     Company management believes the CRC poses a minimal credit risk, since the amortizations are guaranteed by dividends. The State Government is paying the renegotiated amounts in accordance with the fourth amendment.

d)     The Management believes to be greatly reduced the risk of this credit, since the contracts that have been executed ensure the unconditional right to receive cash at the end of the concession to be paid by the Granting Authority, relating to costs not recovered through tariff.

e)     Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, for the investments made in infrastructure and that have not been recovered through rates by the end of the concession and specifically regarding the energy transmission activity, as RAP is guaranteed revenue, and therefore not subject to the risk of demand.

f)      Management considers the credit risk on the indemnity approved for the assets which started operations after May 2000 to be reduced, given that the realization and compensation rules have already been established by the Granting Authority. The Company received the installments overdue until September 2014 and the Management’s expectation is to receive the remaining installments in arrears as soon as the CDE resources are returned by the Granting Authority based on the publication of Ratifying Resolution no 1857 dated February 27, 2015 that defined the definite CDE annual quotas and increased the budget for payment of transmission indemnities, from R$3,180,000 to R$4,900,000 in 2015.

g)     For value of existing assets on May 31, 2000, Aneel published Resolution no. 589/2013, which addresses the definition criteria for calculating the New Replacement Value (VNR) for the indemnification purpose. For these assets, Management considers the credit risk as reduced since the rules for compensation are set and there is a going survey of information required by the granting authority.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.2.2     Liquidity risk

The Company's liquidity risk consists of the possibility of insufficient funds, cash or other financial asset to settle obligations on scheduled dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied for a permanent control over financial processes to ensure a proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

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

The following table shows the expected settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year. From 2017, 2016 indicators are repeated through the forecast period, except for the US dollar, which follows the US inflation rate.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Less than	1 to 3	3 months		Over	Total
	Interest (a)	1 month	months	to 1 year	1 to 5 years	5 years	liabilities
12.31.2014
Loans and financing	Note 22	75,379	45,403	971,506	2,185,629	2,051,937	5,329,854
Debentures	Note 23	4,939	10,966	692,433	2,680,345	-	3,388,683
Derivatives	Future inter-bank rate	157	-	-	-	-	157
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	4,590	9,181	42,144	257,665	2,006,107	2,319,687
Eletrobrás - Itaipu	Dollar	-	205,030	958,725	4,152,843	5,010,440	10,327,038
Other suppliers	-	1,111,742	269,075	94,811	32,114	-	1,507,742
Post-employment benefits	8.53%	38,322	76,645	344,902	1,797,468	5,690,070	7,947,407
Purchase obligations	IGP-M and IPCA	-	899,187	3,666,194	19,924,273	93,096,613	117,586,267
		1,235,129	1,515,487	6,770,715	31,030,337	107,855,167	148,406,835
12.31.2013
Loans and financing	Note 22	44,546	312,844	773,467	1,853,937	1,488,871	4,473,665
Debentures	Note 23	5,182	10,324	160,669	1,499,400	-	1,675,575
Derivatives	Future inter-bank rate	85	-	-	-	-	85
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	4,282	8,564	39,272	246,196	2,103,155	2,401,469
Eletrobrás - Itaipu	Dollar	-	124,286	575,224	3,606,457	5,517,175	9,823,142
Petrobras - renegotiation	100% of CDI	5,295	10,738	51,243	-	-	67,276
Other suppliers	-	645,392	144,718	196,518	92,271	-	1,078,899
Post-employment benefits	8.05%	43,145	86,289	388,302	2,785,404	12,492,581	15,795,721
Purchase obligations	IGP-M and IPCA	-	605,310	2,818,490	12,216,247	80,198,892	95,838,939
		747,927	1,303,073	5,003,185	22,299,912	101,800,674	131,154,771
(a) Effective interest rate - weighted average.
As disclosed in notes 22.10 and 23.2, the Company and its subsidiaries have loans and financing agreements and debentures with covenants that if breached may require have its payment accelerated.

The main guarantees put up for maintaining business and investing activities are invested in securities (note 5) and cash (note 6).

35.2.3     Market risk

Market risk it is the risk that fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagas reporting losses on the fluctuations in gas prices resulting from a fluctuation in the value of the OPEC Reference Basket and exchange rates, increasing the balances of accounts payable related to the acquired gas.

Compagas monitors these fluctuations on a permanent basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation. The baseline takes into account the existing balances in each account as of December 31, 2014 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$2.80) estimated as market average projections for 2015 according to the Focus Report issued by the Brazilian Central Bank as of February 6, 2015. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

.		Baseline	Projected scenarios - Dec.2015
Foreign exchange risk	Risk	12.31.2014	Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts - STN	USD depreciation	56,956	3,083	(11,926)	(26,936)
.		56,956	3,083	(11,926)	(26,936)
Financial liabilities
Loans and financing
STN	USD appreciation	(71,197)	(3,854)	(22,617)	(41,380)
		(71,197)	(3,854)	(22,617)	(41,380)
Suppliers
Eletrobras (Itaipu)	USD appreciation	(135,489)	(7,335)	(43,041)	(78,747)
Petrobras (acquisition of gas by Compagás)	USD appreciation	(252,103)	(13,648)	(80,086)	(146,524)
		(387,592)	(20,983)	(123,127)	(225,271)

In addition the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2014, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial revenues or increase financial expenses in connection with assets and liabilities collected on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (35.2.3-c), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions.

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

The baseline takes into account the existing balances in each account as of December 31, 2014 and the likely scenario takes into account the indicators (CDI/Selic of 12.50%, IPCA of 6.45%, IGP-DI of 5.72%, IGP-M of 5.81% and TJLP of 5.50%) estimated as market average projections for 2015 according to the Focus Report issued by the Central Bank of Brazil as of February 6, 2015. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

.		Baseline	Projected scenarios - Dec.2015
Interest rate risk and monetary variation	Risk	12.31.2014	Probable	Adverse	Remote
.
Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	587,758	76,526	57,424	38,262
Bonds and securities	Low CDI/SELIC	591,325	76,990	57,773	38,495
Collaterals and escrow accounts	Low CDI/SELIC	13,497	1,757	1,319	878
CRC transferred to the State Government of Paraná	Low IGP-DI	1,344,108	76,883	57,662	38,441
Net sectorial financial assets	Low Selic	1,041,144	130,143	97,607	65,072
Accounts receivable related to the concession	Low IGP-M	4,425,417	257,117	192,838	128,558
Accounts receivable related to the concession extension - RBNI	Low IPCA	301,046	19,417	14,563	9,709
Accounts receivable related to the concession extension	Undefined (a)	160,217	-	-	-
		8,464,512	638,833	479,186	319,415
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,558,485)	(194,811)	(243,513)	(292,216)
Eletrobras - Finel	High IGP-M	(50,237)	(584)	(730)	(876)
Eletrobras - RGR	No risk	(80,524)	-	-	-
Finep	High TJLP	(33,168)	(1,824)	(2,280)	(2,736)
BNDES	High TJLP	(1,526,141)	(83,938)	(104,922)	(125,907)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(149,198)	(8,206)	(10,257)	(12,309)
Debentures	High CDI	(2,585,448)	(323,181)	(403,976)	(484,772)
.		(5,983,201)	(612,544)	(765,678)	(918,816)
(a) Risk assessment still requires ruling by the Granting Authority.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In addition the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2014, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

c)     Risk of derivatives

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

In order to protect against the effects of volatility on long exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

i)      In 2014, the result of operations with derivative financial instruments on the futures market was a gain of R$1,720 (a gain of R$5,885 in 2013);

ii)    Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as of December 31, 2014 corresponded to R$64,880 (R$109,792 as of December 31, 2013);

iii)   On December 31, 2014, a share of the Company’s federal bonds in the amount of R$6,487 (R$6,712 as of December 31, 2013), was deposited as collateral for transactions at BM&FBOVESPA S.A.

Sensitivity analysis of derivative financial instruments risk

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The base scenario took into account the existing balances and the probable scenario for balances with changes in the BM&FBOVESPA preferential rate for LTN (National Treasury Bills) maturing on January 04, 2016.

.		Baseline	Projected scenarios - Dec.2015
Risk of derivatives	Risk	12.31.2014	Probable	Adverse	Remote
.
Financial assets (liabilities)
Derivative liabilities	Decrease in DI rate	(157)	130	(6,390)	(12,909)
		(157)	130	(6,390)	(12,909)
Expected effect in the result			287	(6,233)	(12,752)

35.2.4     Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the publication Energy Plan Operation 2014/2018 - PEN 2014, released by the ONS, the hydro energy scenario in 2014 proved to be unfavorable, since the climatic conditions in the rainy season prevented the resumption of stock stored in the reservoirs of Southeast/Central-West and Northeast subsystems.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

These factors may have an impact mainly on the short-term earnings (horizon 2015/2016), when the deficit risk in some cases exceed the safety margin established by the National Energy Policy Council - CNPE (maximum risk of 5%).

However, the medium-term valuations (horizon 2015/2018), based on the energy deficit risks to the Reference Scenario indicate suitability for the supply criteria recommended by CNPE, provided that the deficit risks remain below 5% in all subsystems.

35.2.5     Risk of non-renewal of concessions

Law 12,783/2013 published on January 14, 2013 ruled the extension of energy generation, transmission and distribution concessions covered by articles 17, 19 and 22 of Law 9.074/2015. However, extension depends on full acceptance of the conditions set by that law.

Four power plants have been affected by Law 12,783/2013: Rio dos Patos with 1.8 MW, Mourão with 8.2 MW, Chopim with 1.8 MW and Power Plant Governador Pedro Viriato Parigot de Souza with 260 MW of installed capacity.

In order to maintain the Company's current profitability levels, the concessions for these plants have not been extended, given that studies have shown that the conditions imposed by the Concession Authority make the plants not economically feasible. By the end of the concession agreement, these power plants will be put up for auction, and the Company has no guarantee that it will be the winning bidder. Rio dos Patos in turn finished the agreement in February 2014. However, the Company will remain responsible for providing the power plant services until the concessionaire that has won the bidding assumes the enterprise. No date has yet been set for this takeover to happen. Ordinance 170/2014 issued on April 17, 2014 by the Ministry of Mines and Energy established the cost of managing the generation assets of this plant, which will be used to set the annual generation revenue to be earned from rendering this service.

Concession Agreement number 060/2001, which sets rules about transmission facilities, has been extended for 30 years, according to the conditions established by Law 12,783/2013. In this case the conditions for making investments arising from contingencies, modernization, renovation and refurbishment of structures and equipment have been kept. These investments will actually be made upon Aneel's recognition and authorization. The guarantee that the regulatory body will reimburse the Company for the works rules out the possibility of financial losses and keeps the Company's current profitability levels.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

For the distribution services, the Company has issued a favorable opinion on the extension of Concession Agreement number 046/1999, pursuant to Law 12,783/2013. The Company is waiting for the decision by the Concession Authority on the extension. If the conditions set by the Concession Authority ensure the Company's expected profitability levels, the Company will sign the concession agreement or amendment for an additional period of up to 30 years. Even considering that the regulatory overall scene is uncertain, the Company believes on the possibility of the concession extension, although it does not have sufficient information to guarantee that the contract for the distribution services will be extended on favorable terms. Extension or lack thereof of the contractual concessions will take place by means of lawful regulatory conditions to be defined and likely to affect the rating, realizing of certain assets or settlement of certain liabilities. The chief items exposed to this event are as listed below:

i)          Sectorial financial assets: the portion stated as current may be realized in a term in excess of 12 months, should the concession not be renewed;

ii)         The concession’s financial assets: will depend on Aneel’s appraisal to confirm any sums subject to indemnity or likely to be attributed to a new concession period; and

iii)        Deferred income tax and social contribution: may be realized/settled over a term different from that provided by the Company.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel Geração e Transmissão	Interest %	Maturity
Generation concession 045/1999
HPP Rio dos Patos (a) (b) (f)	100	02.14.2014
HPP Gov. Pedro Viriato Parigot de Souza (GPS) (a) (b)	100	07.07.2015
HPP Mourão I (a) (b)	100	07.07.2015
TPP Figueira	100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	100	05.23.2023
HPP São Jorge	100	12.03.2024
HPP Guaricana	100	08.16.2026
HPP Derivação do Rio Jordão (d)	100	11.15.2029
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	100	11.15.2029
HPP Gov. José Richa (Salto Caxias)	100	05.04.2030
SHP Melissa (c)	100	-
SHP Pitangui (c)	100	-
SHP Salto do Vau (c)	100	-

Generation concession 001/2011
HPP Colíder (e)	100	01.16.2046

Generation Concession - Use of Public Property - 007/2013
HPP Chopim I (a) (b) (d)	100	07.07.2015
HPP Apucaraninha (d)	100	10.12.2025
HPP Chaminé (d)	100	08.16.2026
HPP Cavernoso (d)	100	01.07.2031

Use of Public Property Concession - 002/2012 - HPP Baixo Iguaçu (g)	30	08.19.2047

Authorizations
Resolution 278/1999 - UEE Palmas	100	09.28.2029
Resolution 351/1999 - TPP Araucária (20% - Copel)	60	12.22.2029
Ordinance 133/2011 - SHP Cavernoso II	100	02.27.2046

Generation Concession 001/2007
HPP Mauá	51	07.02.2042

In approval process by ANEEL
HPP Marumbi	100	-

(a) Plant not renewed pursuant to Executive Act 579/2012 - Concessionaire's prerogative.
(b) By the end of the concession the project will be offered for competitive bidding.
(c) At plants with capacity of less than 1 MW, only register with ANEEL.
(d) Power plants that underwent change in the exploration system from a Public Service regime to an Independent Producer Regime.
(e) Building under construction.
(f) The Company will remain responsible for providing the power plant services until the concessionaire that has won the bidding assumes the enterprise.
(g) As of 10/10/2014 the 1st amendment to the MME Concession Agreement no. 002/2012 was signed formalizing the transfer of 30% of the HPP Baixo Iguaçu Concession to Copel Geração e Transmissão.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel Geração e Transmissão	Interest %	Maturity
Transmission lines and substations concession agreements
Contract 060.01 - transmission facilities (a)	100	12.05.2042
Contract 075.01 - Transmission line Bateias - Jaguariaíva	100	08.16.2031
Contract 006.08 - Transmission line Bateias - Pilarzinho	100	03.16.2038
Contract 027.09 - Transmission line Foz do Iguaçu - Cascavel Oeste	100	11.18.2039
Contract 010.10 - Transmission Line Araraquara 2 - Taubaté (b)	100	10.05.2040
Contract 015.10 - Substation Cerquilho III (b)	100	10.05.2040
Contract 001.12 - Transmission line Cascavel Oeste - Umuarama (b)	51	01.11.2042
Contract 004.12 - Transmission line Nova Santa Rita - Camaquã 3 (b)	20	05.09.2042
Contract 007.12 - Transmission line Umuarama - Guaira (b)	49	05.09.2042
Contract 008.12 - Transmission line Curitiba - Curitiba Leste (b)	80	05.09.2042
Contract 011.12 - Transmission line Açailândia - Miranda II	49	05.09.2042
Contract 012.12 - Transmission line Paranaíta - Ribeirãozinho (b)	49	05.09.2042
Contract 013.12 - Transmission line Ribeirãozinho - Marimbondo II (b)	49	05.09.2042
Contract 022.12 - Transmission line - Foz do Chopim - Salto Osorio (b)	100	08.26.2042
Contract 002.13 - Transmission line - Assis - Paraguaçu Paulista II (b)	100	02.24.2043
Contract 007.13 - Transmission line - Barreiras II - Pirapora 2 (b)	24,5	05.01.2043
Contract 001.14 - Transmission line - Itatiba - Bateias (b)	50,1	05.13.2044
Contract 005.14 - Transmission line - Bateias - Curitiba Norte (b)	100	01.28.2044
Contract 019.14 - Transmission line - Estreito - Fernão Dias (b)	49	09.04.2044
Contract 021.14 - Transmission line - Foz do Chopim - Realeza (b)	100	09.04.2044
Contract 022.14 - Transmission line - Assis - Londrina (b)	100	09.04.2044
(a) Concession renewed pursuant to Executive Act 579.2012.
(b) Buildings under construction.

Copel	Interest %	Maturity
Concessions contracts . Authorization of the equity interest
Copel Distribuição - Contract 046.99 (a)	100	07.07.2015
Elejor - Contract 125.2001 - HPP Fundão e Santa Clara	70	10.24.2036
- Authorization contract - SHP Fundão I and SHP Santa Clara I - 753.2002 and 757.2002	70	12.18.2032
Dona Francisca Energética - Contract 188.1998 - HPP Dona Francisca	23	08.27.2033
Foz do Chopim - authorization contract - SHP Foz do Chopim - 114.2000	36	04.23.2030
UEG Araucária - authorization contract - TPP Araucária - 351.1999 (60% Copel GET)	20	12.22.2029
Compagás - concession gas distribution contract	51	07.06.2024
Nova Asa Branca I - MME Ordinance 267.2011 - WPP Asa Branca I (b)	100	04.24.2046
Nova Asa Branca II - MME Ordinance 333.2011 - WPP Asa Branca II (b)	100	05.30.2046
Nova Asa Branca III - MME Ordinance 334.2011 - WPP Asa Branca III (b)	100	05.30.2046
Nova Eurus IV - MME Ordinance 273.2011 -WPP Eurus IV (b)	100	04.26.2046
Santa Maria - MME Ordinance 274.2012 - WPP SM (b)	100	05.07.2047
Santa Helena - MME Ordinance 207.2012 - WPP Santa Helena (b)	100	04.08.2047
Ventos de Santo Uriel - MME Ordinance 201.2012 - WPPSanto Uriel (b)	100	04.08.2047
São Bento - MME Ordinance 276 .2011 - WPP Dreen Boa Vista	100	04.27.2046
- MME Ordinance 263 .2011 - WPP Farol	100	04.19.2046
- MME Ordinance 343 .2011 - WPP Dreen Olho D'Água	100	05.31.2046
- MME Ordinance 310 .2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Voltalia - MME Ordinance 173 .2012 - WPP São João (b)	49	03.25.2047
- MME Ordinance 204 .2012 - WPP Carnaúbas (b)	49	04.08.2047
- MME Ordinance 230 .2012 - WPP Reduto (b)	49	04.15.2047
- MME Ordinance 233.2012 - WPP Santo Cristo (b)	49	04.17.2047
(a) Sent on May 31, 2012 requesting extension of concession and sent on October 11, 2012 ratification of the requesting extension of concession (Executive Act 579.2012).
(b) Buildings under construction.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.2.6     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

35.3      Capital management

The Company seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management strives to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The capital structure is composed of:

a)     at net indebtedness, defined as total loans, financing and debentures, net of cash and cash equivalents and short term bonds and securities; and

b)     own capital, defined as total equity.

Indebtedness	12.31.2014	12.31.2013
Loans and financing	3,468,950	3,323,784
Debentures	2,585,448	1,207,945
(-) Cash and cash equivalents	740,131	1,741,632
(-) Derivative financial instruments	459,115	389,222
Net debt	4,855,152	2,400,875
Equity	13,682,780	12,928,752
Equity indebtedness	0.35	0.19

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

36      Related Party Transactions

36.1      Main related party transactions

		Assets		Liabilities		Income (loss)
Related parties / Nature of operation	12.31.2014	12.31.2013	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Controlling shareholder
State of Paraná
"Luz Fraterna" program (a)	139,817	78,987	-	-	-	-
Remuneration and employ social security charges assigned (b)	908	266	-	-	-	-
Telecommunication services (c)	39,489	21,746	-	-	27,779	25,837
.
Entities with significant influence
BNDES and BNDESPAR (d)
Financing (Note 22.5)	-	-	1,526,141	1,125,109	(79,304)	(15,647)
Debentures - Compagás (Note 23.d)	-	-	53,554	-	(746)	-

Petrobras (e)
Rental plant TTP Araucária (31.4.1 - a)	-	6,499	-	-	6,405	101,628
Supply and transport of gas (f)	327	374	-	-	11,842	23,912
Acquisition of gas for resale (f)	-	-	252,103	51,502	(1,469,689)	(295,494)
Credits in the gas operations - Compagás (g)	26,797	13,504	-	-	-	-
Dividends payable by Compagás	-	-	3,513	1,076	-	-
Remuneration and employ social security charges assigned (b)	-	-	653	284	(369)	(401)
.
Mitsui Gás e Energia do Brasil Ltda. (h)
Dividends payable by Compagás	-	-	4,720	2,283	-	-
Remuneration and employ social security
charges assigned - Compagás	-	-	682	313	(369)	(430)
.
Paineira Participações S.A. (i)	-	-	1,367	11,985	-	-

Joint ventures

Costa Oeste Transmissora de Energia (j)			-	-
Engineering services	-	190	-	-	-	2,113
Operating and maintenance services	48	-	-	-	247	-
Basic network and connection grid	-	-	40	-	(784)	-

Marumbi Transmissora de Energia (k)	-	184	-	-	1,654	2,042

Caiuá Transmissora de Energia (l)
Prestação de serviços	-	221	-	-	4,104	478
Basic network and connection grid	-	-	354	-	(3,976)	-

Integração Maranhense Transmissora de Energia (m)
Basic network grid	-	-	5	-	(14)	-

Transmissora Sul Brasileira de Energia (m)
Basic network grid	-	-	23	-	(533)	-

Associates
Dona Francisca Energética S.A. (n)	-	-	6,538	6,320	(81,342)	(71,950)
.
Foz do Chopim Energética Ltda. (o)	155	201	-	-	1,827	1,725

Sercomtel S.A. Telecomunicações (p)	-	192	-	-	735	2,287
.
Companhia de Saneamento do Paraná
Treated water, sewage collection and treatment	-	-	4	1	(1,269)	(1,263)
Use of water from Represa do Alagado	72	-	-	-	272	875
Telecommunications services	246	960	-	-	2,530	2,211
.
Key management staff
Fees and social security charges (Note 32.3)	-	-	-	-	(20,043)	(16,829)
Pension and healthcare plans (Note 24)	-	-	-	-	(1,393)	(1,089)

Other related parties

Fundação Copel
Administrative property rental	-	-	-	-	(11,119)	(12,270)
Pension and healthcare plans (Note 24)	-	-	898,618	967,232	-	-
.
Lactec (q)	28,693	27,229	1,168	587	(9,455)	(5,060)

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

a)     The Luz Fraterna Program, created under Law no. 491/2013 and no. 17,639, dated December 31, 2013, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single-phase connections, rural customers with single-phase connections or two-phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel Distribuição. R$137,137 of the total is accounted for in the related parties account in the parent company's books of account, according to note 16.1.1.

b)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The balances shown are net of allowance for loan losses (PCLD) in the amount of R$1,195 on 12.31.2014 (R$1,614 on 12.31.2013).

c)     Telecommunications services rendered in accordance with the agreement entered into by Copel Telecomunicações with the State of Paraná.

d)     BNDES is the parent company of BNDES Participações SA (BNDESPAR) that holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of class B preferred shares). BNDESPAR will be proposed receipt of dividends for the 2014 fiscal year totaling R$148,402 (R$147,329 net of withheld income tax), of which a net value of R$89,705, in advance in November 2014. The remainder will be paid out following approval of the allocation of the income for the year at the Annual General Meeting (AGM).

e)     Petrobras holds 20% of the share capital of UEG Araucária and 24.5% of the share capital of Compagas.

f)      The supply and transport of piped gas and the purchase of gas for resale by Compagas.

g)     The credits are related to the gas purchase contract with Petrobras, refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagas has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. This balance is adjusted monthly, therefore adjusting the recoverable value. Considering Compagas's expansion plan and the expected increase in market consumption, Compagas Management understands that the volume of accumulated gas will be offset partially by December 31, 2014. Therefore, according to contractual provisions, Compagas recognized an impairment loss on the ship or pay credit in the amount of R$23,729.

h)     Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagas’ share capital.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

i)      Paineira Participações S.A. holds 30% of Elejor share capital. The balances refer to dividends payable by Elejor.

j)      Engineering services agreement, which matures on October 30, 2015, and operation and maintenance service agreement, which matures on 12.26.2018, entered into between Costa Oeste Transmissora and Copel Geração e Transmissão.

Use agreement of the transmission system, permanent, and connection agreement to the transmission system, due to the termination of the concession of the distributor or transmitter, whichever comes first, carried out between Costa Oeste Transmissora and Copel Distribuição.

k)     Engineering services agreement entered into between Marumbi Transmissora de Energia and Copel Geração e Transmissão, which matures on September 30, 2015.

l)      Specific environmental management services agreement, which matures on March 14, 2015, and operation and maintenance services agreement, which matures on July 29, 2016, entered into between Caiuá Transmissora de Energia and Copel Geração e Transmissão.

Use of Agreement of the transmission system, permanent, for hiring the Amount of Use of Transmission System - Must, with amounts set for the subsequent four years, with annual reviews, and connection agreement to the transmission system, due by the end of concession of distribution or transmission company, whichever occurs first, conducted between Caiuá Transmissora and Copel Distribuição.

m)    Use of agreement of the transmission system, permanent, for hiring the Must, with amounts set for the subsequent four years, with annual reviews, conducted with Copel Distribuição.

n)     Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on March 31, 2015.

o)     Agreements entered into between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, one for rendering operation and maintenance services, which matures on May 24, 2015, and the other for establishing a connection with the transmission system, which matures on July 7, 2015.

p)     Light pole sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on December 28, 2018.

q)     The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by Aneel.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to Aneel.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

To the State of Paraná will be proposed receipt of dividends for the 2014 fiscal year totaling R$184,733, of which R$113,010 was advanced in November 2014. The remainder will be paid out following approval of the allocation of income of the year at the Annual General Meeting (AGM).

Other transactions between the Controlling Company and its related parties are summarized in Note 8 - CRC transferred to the Government of the State of Paraná, Note 16 - Related Party and Note 17 - Investments.

The values resulting from operating activities of Copel Distribution with related parties are billed at the rates approved by ANEEL.

36.2      Guarantees and endorsements awarded to related parties

36.2.1     Granted to jointly controlled entities

The Parent Company and São Bento granted the following guarantees and endorsements:

a)     guarantee in the issuance of debentures and of loans and financing of subsidiaries, according to notes 22.5 and 23; and

b)     endorsements granted by Copel for its equity interest of 23.03% to its associated company Dona Francisca Energética S.A., in 2002, in financing secured from the BNDES and Bradesco, for settlement by 2015. As of December 31, 2014 the restated outstanding balances amounted to R$3,271 with BNDES and R$1,800 with Bradesco.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

36.2.2     Granted to joint ventures

Ventures		Date	Final	Amount	Total	Balances
Joint ventures	Operation	issued	maturity	approved	issued	12.31.2014
Caiuá Transmissora (a)	Financing	12.23.2013	02.15.2029	84,600	79,600	88,741
Costa Oeste (b)	Financing	12.30.2013	11.15.2028	36,720	31,000	35,396
Guaraciaba Transmissora (c)	Debentures	06.20.2013	12.20.2014	400,000	400,000	401,144
Integração Maranhense (d)	Financing	12.30.2013	02.15.2029	142,150	131,400	146,981
Mata de Santa Genebra (e)	Debentures	09.10.2014	03.12.2016	469,000	48,000	49,557
Matrinchã Transmissora (f)	Financing	12.27.2013	12.20.2014	691,440	541,965	553,271
Transmissora Sul Brasileira (g)	Financing	12.12.2013	07.15.2028	266,572	260,145	261,718
Transmissora Sul Brasileira (h)	Debentures	09.15.2014	09.15.2028	77,550	77,550	80,222
Paranaíba (i)	Debentures	11.24.2014	11.24.2015	350,000	350,000	354,527
Transmissora Marumbi (j)	Financing	10.06.2014	07.15.2029	55,037	20,314	34,723
Financial institution (fund provider):
BNDES: (a) (b) (d) (f) (g) (j)

Allocation:
Investment Program and/or Working capital.

Endorsement/Security:
Provided by Copel Geração e Transmissão, limited to 49% of the operation: (a) (d)
Provided by Copel, limited to 51% of the operation: (b)
Provided by Copel, limited to 49% of the operation: (c) (f)
Provided by Copel, limited to 50.1% of the operation: (e)
Provided by Copel, limited to 20% of the operation: (g) (h)
Provided by Copel, limited to 24.5% of the operation: (i)
Provided by Copel, limited to 80% of the operation (j)

Securities offered for the transaction:
Lien on shares given by Copel Geração e Transmissão, corresponding to 49%: (a) (d) (f)
Lien on shares given by Copel Geração e Transmissão, corresponding to 51%: (b)
Lien on shares given by Copel Geração e Transmissão, corresponding to 20%: (g) (h)
Lien on shares given by Copel Geração e Transmissão, corresponding to 80%: (j)
F-111

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

37      Insurance

Details by risk type and effectiveness date of the main policies can be seen below.

	Final
Policy	maturity	Insured
Nominated Risks	08.24.2015	1,929,357
Fire - Company-owned and rented facilities	08.24.2015	519,501
Civil liability - Compagás	10.30.2015	3,600
Domestic and international transport - export and import	08.24.2015	dependent on each event
Multi-risk - Compagás	12.18.2015	14,750
Multi-risk - Compagás	04.26.2015	470
Multi-risk - Elejor	04.11.2015	395,099
Vehicles - Compagás	09.16.2015	market value
Miscellaneous risks	08.24.2015	970
Nominated risks - Elejor	06.06.2015	500
Operational risks - UEG Araucária (a)	05.31.2015	958,109
Court bond - Compagás	02.03.2015	56,938
Performance bond - Aneel	07.30.2015	44,319
Performance bond - Aneel	12.27.2015	1,850
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul	11.23.2015	342,139
Liability for directors and administrators - D&O (a)	06.30.2015	66,405
Performance bond - wind farm	06.30.2015	22,200
Performance bond - wind farm	03.31.2015	11,100
Performance bond - wind farm	06.30.2015	3,047
Payment Guarantee - wind farm	03.31.2015	6,000
Performance bond - Brazil's National Oil Agency - ANP	11.11.2018	59,440
Performance bond - Aneel	11.30.2017	2,450
Performance bond - Aneel	06.02.2018	6,750
Participation guarantee - Brazil's National Oil Agency - ANP	03.01.2015	862
Performance bond - Brazil's National Oil Agency - ANP	07.05.2015	12,500
Performance bond - CREA - Paraná	12.31.2016	24
Participation guarantee - Aneel	02.04.2015	646
Participation Guarantee - Electric Power Trade Chamber - CCEE	06.27.2015	44,863
Participation Guarantee - Electric Power Trade Chamber - CCEE	05.23.2015	14,013
Participation guarantee - Aneel	05.17.2015	7,404
Financial guarantee - Cosern	11.01.2015	21
Performance bond - Extremoz	01.31.2015	5,000
Performance bond - Aneel	04.30.2015	22,143
Civil liability - Vestas	02.01.2015	17,000
Engineering risks - Vestas	02.01.2017	338,348
Operational risks - São Bento	07.01.2015	390,935
Civil liability - São Bento	07.05.2015	20,000

(a) The values of the insured of operating risks - UEG Araucária and civil liability insurance for directors and officers have been translated from USD into BRL, with the current rate R$2.6562, as of 12.31.2014.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

38      Subsequent Event

Extraordinary Tariff Review for 2015

The Extraordinary Tariff Review is a result of a number of events that significantly affected costs by electricity concessionaires and that were not provided for in the 2014 tariff readjustment, in particular: (i) an increase in the CDE quota; (ii) an increase in costs with electricity acquisitions owing to a tariff readjustment by Itaipu (46.14%) and changes in the US dollar rate; and (iii) the high prices practiced in the 14th Existing Energy Auction (A-1 2014) and the 18th Adjustment, held on January 15, 2015.

Aneel approved the Extraordinary Tariff Review by Copel Distribuição with an average 36.79% tariff readjustment effective as of March 2, 2015. Of this total 22.14% are related to the CDE quota and 14.65% to the repositioning of costs with acquisition of electric power, which were not provided for in the 2014 tariff readjustment.

39      Condensed Unconsolidated Financial Information of Companhia Paranaense de Energia - Copel

Since the condensed unconsolidated financial information required by Rule 12-04 of Regulation S-X is not required under IFRS issued by the International Accounting Standards Board - IASB, such information was not included in the original financial statements filed with the Securities and Exchange Commission of Brazil – CVM in March, 20, 2015. In order to attend the specific requirements of the Securities and Exchange Commission (the “SEC”), Management has incorporated the condensed unconsolidated information in these financial statements as part of the Form 20-F. The condensed unconsolidated financial information of Companhia Paranaense de Energia - Copel, as of December 31, 2014 and 2013 and for each of the two years in the period ending on December 31, 2014, presented herein were prepared considering the same accounting policies as described in Note 2 and 3 to Company’s consolidated financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(a) Condensed statements of financial position

ASSETS
	12.31.2014	12.31.2013
Current assets
Cash and cash equivalents	34,862	10,410
Bonds and securities	152	186
Dividends receivables	383,866	381,371
CRC transferred to the State Government of Paraná	94,579	85,448
Other current receivables	12,695	3,869
Income tax and social contribution	78,912	42,494
Prepaid expenses	34	-
Related parties	1,925	-
	607,025	523,778
Noncurrent assets
CRC transferred to the State Government of Paraná	1,249,529	1,295,106
Judicial deposits	273,936	272,115
Income Tax and Social Contribution	114,195	169,717
Deferred tax assets	98,226	91,205
Receivables from related parties	208,334	64,815
Other noncurrent receivables	303	-
	1,944,523	1,892,958

Investments	13,079,795	12,055,619
Property, Plant and Equipment, net	323	29
Intangible Assets	3,062	-
	13,083,180	12,055,648

Total assets	15,634,728	14,472,384

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES
	12.31.2014	12.31.2013
Current liabilities
Payroll, social charges and accruals	12,793	4,946
Payable to subsidiary	-	468,317
Suppliers	2,087	3,211
Income tax and social contribution	2,442	-
Other taxes payable	5,597	25,481
Loans and financing	349,753	562,801
Debentures	15,447	-
Dividends payable	3,824	3,047
Other accounts payable	2,060	16,434
	394,003	1,084,237
Noncurrent liabilities
Other taxes due	820	40
Loans and financing	608,663	456,752
Debentures	995,038	-
Post-employment benefits	8,196	2,169
Provision for contingencies	297,319	277,847
	1,910,036	736,808

Equity	13,330,689	12,651,339
Share capital	6,910,000	6,910,000
Equity valuation adjustments	976,964	983,159
Legal reserves	685,147	624,849
Retained earnings	4,516,825	3,897,833
Additional proposed dividends	241,753	235,498

Total liabilities and equity	15,634,728	14,472,384

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(b) Condensed statement of Operations

CONTINUING OPERATIONS
	12.31.2014	12.31.2013	12.31.2012

Gross profit	-	-	-

Other operating revenues (expenses)
General and administrative expenses	(119,639)	(47,772)	(23,235)
Other revenues (expenses), net	(20,569)	28,333	(13,927)
Result of equity in investees	1,410,276	1,116,830	732,313
	1,270,068	1,097,391	695,151

Operating income before financial results	1,270,068	1,097,391	695,151

Financial income (expenses)
Financial revenues	202,208	114,524	110,317
Financial expenses	(233,762)	(112,524)	(109,266)
	(31,554)	2,000	1,051

Operating income	1,238,514	1,099,391	696,202

Income tax and social contribution
Income tax and social contribution	(38,258)	-	(4,467)
Deferred income tax and social contribution	5,694	(26,831)	8,953
	(32,564)	(26,831)	4,486

Net income for the period	1,205,950	1,072,560	700,688

Basic and diluted net earnings per share attributed do parent company shareholders - in reais
Class "A" preferred shares	4.6295	4.4900	4.1742
Class "B" preferred shares	4.6299	4.1174	2.6879
Common shares	4.2090	3.7428	2.4435

(c) Condensed statements of comprehensive income

	12.31.2014	12.31.2013	12.31.2012

NET INCOME FOR THE YEAR	1,205,950	1,072,560	700,688
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities
Post-employment benefits	(3,712)	(2,169)	-
Post-employment benefits - equity	94,425	(122,886)	(144,573)
Taxes on other comprehensive income	1,262	738	-
Items that are or may be reclassified to profit or loss
Adjustments related to financial assets classified as available for sale
financial investments	707	(4,573)	1,493
accounts receivable related to the concession	-	-	(8,657)
investments	(190)	(306)	406
Other adjustments - subsidiary	(1,282)	-	1,462
Taxes on other comprehensive income	65	104	(139)
Total other comprehensive income, net of taxes	91,275	(129,092)	(150,008)

COMPREHENSIVE INCOME FOR THE YEAR	1,297,225	943,468	550,680

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(d) Condensed statements of cash flows

	12.31.2014	12.31.2013	12.31.2012

Net cash generated from operating activities	1,031,444	954,960	116,845

Cash flow from investing activities
Bonds and securities	34	(10)	(11)
Loans to related parties	-	-	(808,972)
Reimbursement of loans to related parties	-	213,847	920,836
Redemption of investment in Ceolpar	-	-	910
Additions to investments	(827,437)	(600,170)	(9,273)
Additions to property, plant and equipment	(294)	(29)	-
Additions to intangible	(14,887)	-	-

Net cash generated from (used in) investing activities	(842,584)	(386,362)	103,490

Cash flow from financing activities
Issue of Debentures	1,000,000	-	-
Amortization of principal - loans and financing	(80,600)	-	-
Amortization of principal - third parties liabilities	(468,317)	-	-
Dividends and interest on capital paid	(615,491)	(587,652)	(218,628)

Net cash used in financing activities	(164,408)	(587,652)	(218,628)

Total effects on cash and cash equivalents	24,452	(19,054)	1,707

Cash and cash equivalents at the beginning of the period	10,410	29,464	27,757
Cash and cash equivalents at the end of the period	34,862	10,410	29,464

Change in cash and cash equivalents	24,452	(19,054)	1,707

During the years ended December 31, 2014 and 2013, we received R$1,300,228 and R$1,067,400, respectively, from dividends and interest on own capital paid by our investees. Additional disclosures relating to Companhia Paranaense de Energia - Copel unconsolidated condensed financial information presented above are as follows:

• Related Parties: The Company has the following balances outstanding with related parties:

	12.31.2014	12.31.2013
Noncurrent assets
Estado do Paraná	137,137	-
Copel Distribuição	71,197	64,815
Copel Renováveis	1,137	-
Copel Participações	788	-

Total	210,259	64,815

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Financial Statements All amounts expressed in thousands of Brazilian reais, unless otherwise stated

• Investments: As of December 31, 2014 and 2013, investments in subsidiaries are comprised as follows:

	12.31.2014	12.31.2013
Copel Geração e Transmissão	6,484,578	6,796,817
Copel Distribuição	4,329,575	3,366,685
Copel Telecomunicações	417,157	352,939
Copel Participações	228,382	407
UEG Araucária	190,415	140,352
Other investments	994,250	594,832
	12,644,357	11,252,032

The information regarding joint ventures, associates and other investments is presented in note 17.2 - Changes in investments.

• Dividends receivable: The dividends receivable are comprised as follows:

	12.31.2014	12.31.2013
Investees and subsidiaries
Copel Geração e Transmissão	202,617	321,902
Copel Distribuição	124,791	-
Copel Telecomunicações	31,300	21,585
Compagas	7,312	2,239
Elejor	3,189	28,718
UEG Araucária	6,267	-
Nova Asa Branca I	113	-
Nova Asa Branca II	155	-
Nova Asa Branca III	74	-
Nova Eurus IV	46	-
Santa Maria	170	-
Santa Helena	175	-
Ventos de Santo Uriel	235	5

Associated
Dona Francisca Energética	-	85
Sanepar	6,211	-
Dominó Holdings	1,211	6,311

Other investments
Other investments	-	526
	383,866	381,371

• Reserve for risks: Companhia Paranaense de Energia - Copel recorded reserves for risks mainly related to Cofins and PIS/PASEP. The provisions for risks are shown below:

	12.31.2014	12.31.2013
Regulatory	12,764	12,310
Labor	159	-
Civil	672	390
Tax Claim	283,724	265,147
	297,319	277,847

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

As of December 31, 2014, total restricted subsidiaries net assets amount to R$12,223,943 composed as follows:

12.31.2014
Copel Geração e Transmissão S.A.	6,484,578
Copel Distribuição S.A.	4,329,575
UEG Araucária Ltda.	952,074
Centrais Elétricas Rio Jordão - Elejor	84,816
Wind Power Plants	372,900
Total	12,223,943

***

