Form 20-F
period 2015-12-31
ENERGY CO OF PARANA
filed 2016-04-27
CIK 1041792

As filed with the Securities and Exchange Commission on April 27, 2016

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2015:

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

Our audited consolidated financial statements as of December 31, 2015 and 2014, and for each of the three years ended December 31, 2015, are included in this annual report. We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

References in this annual report to the “Common Shares”, “Class A Shares” and “Class B Shares” are to our common shares, class A preferred shares and class B preferred shares, respectively. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one Class B Share. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary” that begins on page 114.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

This section contains selected consolidated financial data presented in reais and derived from our consolidated financial statements that were prepared in accordance with IFRS as of and for each of the five years ended December 31, 2015, 2014, 2013, 2012 and 2011.

The data set forth in this section should be read in conjunction with our audited consolidated annual financial statements (including the notes thereto) and “Presentation of Financial and Other Data” and “Item 5. Operating and Financial Review and Prospects”.

	As of and for the year ended December 31,
	2015	2014	2013	2012	2011
	(R$ million)
Statement of income data:
Operating revenues	14,728	13,919	9,180	8,493	7,776
Cost of sales and services provided	(11,799)	(11,289)	(7,159)	(6,629)	(5,574)
Gross profit	2,929	2,630	2,021	1,864	2,202
Operational expenses/income	(1,020)	(903)	784	(859)	(834)
Profit before financial results and taxes	1,909	1,727	1,237	1,005	1,368
Financial results	(111)	131	269	(32)	216
Profit before income tax and social contribution	1,798	1,858	1,506	973	1,584
Income tax and social contribution on profit	(532)	(522)	(405)	(246)	(407)
Net income for the year	1,266	1,336	1,101	727	1,177
Statement of financial position data:
Current assets	6,933	5,218	4,680	4,682	3,700
Recoverable rate deficit (CRC)(1)	1,383	1,344	1,381	1,384	1,346
Non-current assets	4,952	8,261	7,224	6,297	5,656
Property, plant and equipment, net	8,693	8,304	7,984	7,872	7,209
Total assets	28,948	25,618	23,111	21,209	18,837
Loans and financing and debentures (current)	1,233	1,299	1,015	274	116
Current liabilities	4,789	4,055	3,348	2,833	2,058
Loans and financing and debentures (non-current)	6,529	4,755	3,517	2,988	2,058
Non-current liabilities	9,574	7,880	6,835	6,014	4,701
Equity	14,585	13,683	12,929	12,362	12,078
Attributable to controlling shareholders	14,246	13,331	12,651	12,097	11,835
Attributable to non-controlling interest	339	352	277	265	243
Share capital	6,910	6,910	6,910	6,910	6,910

(1) Amounts due from the State of Paraná that were included in current assets totaled R$111.7 million in 2015, R$94.6 million in 2014, R$85.5 million in 2013, R$75.9 million in 2012 and R$65.9 million in 2011. Amounts due from the State of Paraná that were included in long-term assets totaled R$1,271.6 million in 2015, R$1,249.5 million in 2014, R$1,295.1 million in 2013, R$1,308.4 million in 2012 and R$1,280.6 million in 2011. See Note 8 to our audited consolidated financial statements. This item includes both current and non-current CRC Account receivables.

	2015	2014	2013	2012	2011
	(R$)
Basic and diluted earnings per share:
Common Shares	4.16	4.21	3.74	2.44	4.04
Class A Preferred Shares	4.58	4.63	4.49	4.17	5.33
Class B Preferred Shares	4.57	4.63	4.12	2.69	4.44
Number of shares outstanding at year end (in thousands):
Common Shares	145,031	145,031	145,031	145,031	145,031
Class A Preferred Shares	380	380	381	381	384
Class B Preferred Shares	128,244	128,244	128,243	128,243	128,240
Total	273,655	273,655	273,655	273,655	273,655
Dividends per share at year end:
Common Shares	1.14	2.17	1.96	0.94	1.47
Class A Preferred Shares	2.53	2.53	2.53	2.53	2.53
Class B Preferred Shares	1.25	2.39	2.15	1.03	1.62

EXCHANGE RATES

The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Exchange rate of Brazilian currency per US$1.00
Year	Low	High	Average(1)	Year-end
2011	1.5345	1.9016	1.6709	1.8758
2012	1.7024	2.1121	1.9588	2.0435
2013	1.9528	2.4457	2.1741	2.3426
2014	2.1974	2.7403	2.3599	2.6562
2015	2.5754	4.1949	3.3876	3.9048

Source: Central Bank.

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

Month	Low	High
September 2015	3.6725	4.1949
October 2015	3.7386	4.0010
November 2015	3.7010	3.8506
December 2015	3.7476	3.9831
January 2016	3.9863	4.1558
February 2016	3.8653	4.0492
March 2016	3.5589	3.9913
April 2016 (until April 15, 2016)	3.5126	3.6921

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

In recent years, the Brazilian real has fluctuated against foreign currencies, and the value of the real may rise or decline substantially from current levels. In the course of 2015, the value of the Brazilian real declined more than 48% against the U.S. Dollar, and on September 23, 2015 reached its lowest value since the introduction of the currency. As of December 31, 2015, the real vs. U.S dollar exchange rate was R$3.9048 to U.S.$1.000. Depreciation of the real increases the cost of servicing our foreign currency-denominated debt and the cost of purchasing electricity from Itaipu, a hydroelectric facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs. Depreciation of the real also creates additional inflationary pressures in Brazil that may negatively affect us. Depreciation generally curtails access to international capital markets and may prompt government intervention. It also reduces the U.S. dollar value of our dividends and the U.S. dollar equivalent of the market price of our common shares and the ADSs. For additional information about historical exchange rates, see “Exchange Rates”.

If Brazil experiences substantial inflation in the future, our margins and the market price of the Class B Shares and ADSs may be reduced.

Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rates of inflation, measured in accordance with the variation of the Índice Geral de Preços - Disponibilidade Interna (“IGP-DI”) index, were 11.1% for the three months ended March 31, 2016, 10.7% in 2015, 3.7% in 2014 and 5.5% in 2013. The Brazilian government has in the past taken measures to combat inflation, and public speculation about possible future government actions has had significant negative effects on the Brazilian economy. Although our concession contracts provide for annual readjustments based on inflation indexes, if Brazil experiences substantial inflation in the future, and the Brazilian government adopts inflation control policies similar to those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and could lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Allegations of political corruption against the Brazilian federal government and the Brazilian legislative branch could create economic and political instability.

Currently, several former and current members of the Brazilian executive and legislative branches of government are being investigated as a result of allegations of unethical and illegal conduct identified by the Car Wash Operation (Operação Lava-Jato) being conducted by the Office of the Brazilian Federal Prosecutor and a number of politicians and businessmen have been arrested. The potential outcome of these investigations is unknown, but they have already had an adverse impact on the image and reputation of the investigated companies, in addition to adversely impacting general market perception of the Brazilian economy, and the conclusion of these proceedings or further allegations of illicit conduct could have additional adverse effects in the Brazilian economy. We cannot predict whether such allegations will lead to further instability or whether new allegations against key Brazilian government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations and their effect on the Brazilian economy.

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

The operations of the Company have had and will continue to have an important impact on the commercial and industrial development of the State of Paraná. In the past, the State of Paraná has used, and may in the future use, its status as our controlling shareholder to decide whether we should engage in certain activities and make certain investments aimed, principally, to promote its public policies or social objectives and not necessarily to meet the objective of improving our business and/or operational results.

We are largely dependent upon the economy of the State of Paraná.

Our distribution market for the majority of our sales of electricity is located in the State of Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná. We cannot assure you that economic conditions in Paraná will be favorable to us in the future. The GDP (gross domestic product) of the State of Paraná decreased 2.8% in 2015, while Brazil’s GDP decreased 3.8% during the same period.

Deteriorating economic conditions in the State of Paraná and increasing energy prices may affect both the ability of our distribution costumers to pay amounts they owe us, as well as increase the amount of our commercial losses. An increase in our commercial losses or uncollected receivables could materially adversely affect our business, financial condition and results of operations.

The general economic performance of Brazil and of the State of Paraná have declined in 2015. Among other effects, this decline resulted in a reduction of 2.0% in energy consumption in the State of Paraná, as compared to 2014. For instance, in 2015, Copel Distribuição’s captive market (which is concentrated in the State of Paraná) decreased by 0.7%, reflecting the reduction in average income of the population in conjunction with the recent increase in tariff rates.

In addition, the price of electricity paid by our distribution customers has been increasing. An increase in electricity prices, as well as poor economic performance in the State of Paraná generally, would in each case affect the ability of some of our distributions customers to pay amounts owed to us. As of December 31, 2015, our past due receivables with final customers were approximately R$675.3 million in the aggregate, or 11.7% of our revenues from electricity sales to final customers for the year ended December 31, 2015, and our allowance for doubtful accounts related to these receivables was R$218 million. See Note 7 to our audited consolidated financial statements.

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

We are the defendant in several legal proceedings, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially affect our results of operations. At December 31, 2015 our provisions for probable and reasonably estimated losses were R$1,494.9 million. For additional information, see “Item 8. Financial Information—Legal Proceedings”.

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

Our current budget anticipates capital expenditures for expansion, modernization, research, infrastructure and environmental projects of approximately R$3,150 million in 2016. As a state- controlled company, we are subject to certain National Monetary Council (Conselho Monetário Nacional - “CMN”) and Brazilian Central Bank (Banco Central do Brasil) limitations regarding the level of credit financial institutions may offer to public sector entities. As a result, we may have difficulty in obtaining financing from Brazilian and international financial institutions, which could create difficulties in the implementation of our investment plan. As a result of these regulations, our capacity to incur debt is limited, which could negatively affect the implementation of our investment plan.

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

Risks Relating to the Brazilian Electricity Sector

We are uncertain as to the renewal of certain of our generation and transmission concessions.

Under Federal Law No. 12,783/2013, or the 2013 Concession Renewal Law, we may only renew our concessions that were in effect as of 1995 (and, in the case of generation facilities, generation concession contracts entered into prior to 2003) for an additional 30-year period (or an additional 20-year period in the case of thermal plants), if we agree to amend the terms of the concession contract that is up for renewal to reflect certain new terms and conditions imposed by the 2013 Concession Renewal Law, which vary depending on whether the concession is for generation, transmission or distribution. If we do not agree to amend the concession contract to reflect these new conditions, the concession contract cannot be renewed and will be subject to a competitive bidding process upon its expiration, which we might not win. Up to now, we have decided not to renew our generation concession contracts expiring between 2014 and 2016 and are therefore subject to competitive bidding processes pursuant to the 2013 Concession Renewal Law. If we do not renew our generation and transmission concessions or if they are renewed under less favorable conditions, our financial condition and results of operations could be materially adversely affected.

For more information, see “Item 4. Information on the Company—Concessions”.

Our operating results depend on prevailing hydrological conditions, which have been volatile recently. The impact of water shortages and resulting measures taken by the government to conserve energy may have a material adverse effect on our business, financial condition and results of operations.

We are dependent on the prevailing hydrological conditions throughout Brazil and in the geographic region in which we operate. According to data from ANEEL, approximately 65.2% of Brazil’s installed capacity currently comes from hydroelectric generation facilities. Hydrological conditions in our region, and Brazil in general, are frequently subject to changes because of non-cyclical deviations in average rainfall. In the years prior to 2001, we have experienced a period of low rainfall, which led the Brazilian government to institute a mandatory rationing program to reduce electricity consumption, which was in effect from June 1, 2001 to February 28, 2002.

Brazil has recently experienced a period of similarly low rainfall. Poor hydrological conditions could lead the Brazilian government to institute a rationing program, which would require that our distribution business distribute less energy to final customers. Our distribution business would be adversely affected by a mandatory rationing program because its revenues are partially based on the volume of electricity it provides through our distribution grid to final customers. However, a mandatory rationing program involves a predictable decrease in energy, which would allow our distribution business to better estimate the amount of electricity it must purchase in order to sell to final customers. In addition, in the context of a formal rationing program, our distribution business would be fully compensated for the amount of energy that it purchased prior to the rationing period in excess of the amount of energy it is allowed to distribute under the rationing program, through automatic adjustment in its energy supply contracts.

In contrast, the Brazilian federal government can also react to possible poor hydrological conditions not by implementing a formal rationing program, but rather by seeking to reduce the consumption of electricity by final customers by other means, for example through general conservation campaigns to raise public awareness. The effect of these campaigns is less predictable, making it difficult for our distribution business to accurately estimate the volume of energy it needs to purchase for sale to final customers. Furthermore, in the absence of a formal rationing program, our distribution business is not compensated for the amount of energy it had previously contracted that now exceeds the newly-depressed final customer demand. Even after a conservation or rationing program ends, it may take several years for demand by final customers to fully recover, if at all. Deteriorating hydrological conditions may therefore have a material adverse effect on our distribution business.

                In 2014 and 2015, the Brazilian Federal Government provided and facilitated various forms of assistance to distribution concessionaires experiencing cash flow difficulties arising from poor hydrological conditions, which had increased their energy acquisitions costs thereby resulting in mismatches of cash flow in the short-term. These forms of assistance included funding from the CDE Account, credit facilities contracted by the CCEE through the ACR Account and the new “Bandeira Tarifária” system. There can be no assurance that the Federal Government will continue this assistance, that it will continue it on favorable terms or that it will be sufficient to cover our losses. See “Item 4. Information on the Company—Energy Sector Regulatory Charges—CDE” and Item 4. Information on the Company—Energy Sector Regulatory Charges— Regulated Market Account – ACR Account”.

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

In addition, in an extreme scenario, given the increased presence of thermal generation in the national electric matrix, if a shortage of natural gas were to occur, this would increase the general demand for hydroelectric energy in the market and therefore increase the risk that a rationing program would be instated.

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

Our distribution business generates a large portion of its revenues by selling energy that it purchases from generation companies. Large electricity customers within the geographic area of our concession that meet certain regulatory requirements may qualify as Free Customers (“Free Customers”). A Free Customer in our distribution concession area is entitled to purchase energy directly from generation companies rather than through our distribution business, in which case that Free Customer would cease to pay our distribution business for that energy that we previously supplied. Therefore, if the number of Free Customers within the geographic area of our concession increases and these Free Customers purchase energy from sources other than our generation business, our revenues and results of operations would be adversely affected. Furthermore, prices in the free market have recently been lower than those in the regulated market, which may lead to an increase in the number of Free Customers within the geographic area of our concession.

We generate a portion of our operating revenues from Free Customers who may seek other energy suppliers upon the expiration of their contracts with us.

As of December 31, 2015, we had 28 Free Customers, representing approximately 4.0% of our consolidated operating revenues and approximately 14.2% of the total volume of electricity we sold to final customers. From January 1, 2016 until March 31, 2016, we signed five additional agreements with Free Customers. Our contracts with Free Customers are typically for periods ranging between two years and five years.

Approximately 14.9% of the megawatt-hours sold under contracts to Free Customers are set to expire in 2016. In addition, as of December 31, 2015, we had 58 customers that were eligible to purchase energy as Free Customers. These customers represented approximately 5.6% of the total volume of electricity we sold in 2015, and approximately 7.5% of our operating revenues from energy sales for that year. There can be no assurance that Free Customers will enter into contracts or extend their current contracts to purchase energy from us.

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

Under the New Industry Model Law, electric energy distributors, including us, must contract to purchase, through public bids conducted by ANEEL, 100% of the forecasted electric energy demand for their respective distribution concession areas, up to five years prior to the actual delivery of electric energy. We cannot guarantee that our forecasts for energy demand in our distribution concession area will be accurate, particularly given the recent conservation campaigns by the Brazilian government in response to deteriorating hydrological conditions. If our forecasts fall short of actual electricity demand, or if we are unable to purchase energy through the regulated market due to lack of energy supply in the market, or if a generation company fails to deliver energy that was previously contracted, we may be forced to make up for the shortfall by entering into short-term agreements to purchase electricity in the spot market where we may pay significantly more for energy without being able to pass on these increased costs to our Final Customers. In addition, if we underestimate our distribution energy needs, we may be subject to penalties imposed by the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or “CCEE”). In addition, if our forecasts surpass actual demand by more than the allowed margin (105% of actual demand), including where demand is depressed due to government campaigns in response to poor hydrological conditions or when the number of Free Customers within the geographical area of our distribution concession increases beyond our expectations, we will not be able to pass on to our Final Customers the cost of the excess energy that we acquire.

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

Our concessions are for terms of 20 to 35 years and may be extended if certain conditions are met. In the event that we fail to comply with any term of our concessions or applicable law or regulation, ANEEL may impose penalties on us, which may include warnings, the imposition of potentially substantial fines (in some instances, up to 2% of our revenues in the fiscal year immediately preceding the assessment) and restrictions on our operations, among others. ANEEL may also terminate our concessions prior to the expiration of their terms if we fail to comply with their provisions or if it determines that terminating our concession would be in the public interest, in both cases through an expropriation proceeding. In particular, our renewed distribution concession agreement contains both quality and financial metrics that become more restrictive over time, and that we must meet to ensure that our distribution concession agreement is not terminated. If ANEEL terminates any of our concessions before its expiration, we would not be able to operate the segment(s) of our business that had been authorized by the concession. Furthermore, any compensation that we may receive from the federal government for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment. The early termination or non-renewal of any of our concessions or the imposition of severe fines or penalties by ANEEL could have a material adverse effect on our financial condition and results of operations. See “Item 4. Information on the Company—The Brazilian Power Industry—Concessions”.

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

In 2016, we plan to invest approximately R$2,409.8 million in our generation and transmission activities (including Baixo Iguaçu HPP, Colíder HPP and SPCs of transmission lines), R$716.2 million in Wind Farms, R$570 million in our distribution activities and R$146.0 million in our telecommunications activities. Our ability to complete this investment program depends on multiple factors, including our ability to charge sufficient fees for our services and a variety of regulatory and operational contingencies. There is no assurance that we will have the financial resources to complete our proposed investment program, and our inability to do so may adversely affect the operation and development of our business leading to the imposition of fines levied by ANEEL as well as reduction in tariff levels.

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

Holders of our ADSs may be unable to enforce judgments against our directors or officers.

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

In the past, the Brazilian government has imposed restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of Brazilian currency into foreign currencies. The Brazilian government could again choose to impose this type of restriction if, among other things, there is deterioration in Brazilian foreign currency reserves or a shift in Brazil’s exchange rate policy. Reintroduction of these restrictions would hinder or prevent your ability to convert dividends, distributions or the proceeds from any sale of Class B Shares, as the case may be, from reais into U.S. dollars or other currencies and to remit those funds abroad. We cannot assure you that the Brazilian government will not take similar measures in the future.

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

At December 31, 2015, we generated electricity from 18 (eighteen) hydroelectric plants, 12 (twelve) wind plants and 1 (one) thermoelectric plant, for a total installed capacity of 5,032.2 MW, approximately 99.6% of which is derived from renewable sources. Including the installed capacity of generation companies in which we have an equity interest, our total installed capacity is 5,638.2 MW. Our electric power business is subject to comprehensive regulation by ANEEL.

We hold concessions to distribute electricity in 394 of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. At December 31, 2015, we owned and operated 2,344 km of transmission lines and 193,527.1 km of distribution lines, constituting one of the largest distribution networks in Brazil. Of the electricity volume we supplied to our Final Customers during 2015:

•         38.7% was to industrial customers;

•         24.9% to residential customers;

•         19.8% to commercial customers; and

•         16.6% to rural and other customers.

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

Copel currently has five wholly-owned subsidiaries, which are Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Telecomunicações, Copel Comercialização S.A. and Copel Renováveis S.A.

On January 28, 2016, our board of directors approved the amendment of the bylaws of Copel Participações S.A., in order to change its corporate purpose and denomination to Copel Comercialização S.A.. This company will from now have as main activities, the sale of energy and rendering of related services. The restructuring that created Copel Comercialização S.A. is aimed at strengthening Copel’s positioning in the energy trading market and to improve its efficiency, allowing for greater agility and flexibility in the sale of energy.

The current organization of the group is as described below:

ORGANIZATION CHART - EQUITY OWNERSHIPS
BALANCE ON 12/31/2015

BUSINESS

In the past, our generation and distribution businesses were integrated, and we sold most of the electricity we generated to the customers of our distribution business. This changed as a result of the implementation of the New Industry Model Law, enacted in 2004. Today, open auctions on the regulated market are still the primary channel by which our generation business generates revenues, and they are still one of the primary channels by which our distribution business purchases energy to resell to captive customers. Our generation business only sells energy to our distribution business through auctions in the regulated market. Our distribution business, like certain other Brazilian distribution companies, is also required to purchase energy from Itaipu Binacional (“Itaipu”), a hydroelectric facility equally owned by the Brazilian and Paraguayan governments, in an amount determined by the Brazilian government based on our proportionate share in the Brazilian electricity market. Itaipu has an installed capacity of 14,000 MW. Pursuant to a 1973 treaty between Brazil and Paraguay, Brazilian companies purchase the substantial majority of the electricity generated by Itaipu. For more information, see “Item 4. Information on the Company—The Brazilian Power Industry”. The following table sets forth the total electricity we generated and purchased in each of the last five years, by showing the total amount of electricity generated and purchased by Copel Geração e Transmissão and Copel Renováveis and the total amount of electricity purchased by Copel Distribuição.

	Year ended December 31,
	2015	2014	2013	2012	2011
	(GWh)
Copel Geração e Transmissão
Electricity generated	24,960	24,605	24,420	18,181	25,789
Electricity purchased from others(1)	401	612	2,505	3,981	952
Total electricity generated and purchased by Copel Geração e Transmissão	25,361	25,217	26,925	22,162	26,741
Copel Renováveis(2)
Electricity generated	699	-	-	-	-
Electricity purchased from others(1)	291	-	-	-	-
Total electricity generated and purchased by Copel Renováveis	990	-	-	-	-
Copel Distribuição
Electricity purchased from Itaipu(3)	5,941	5,870	5,193	5,256	5,278
Electricity purchased from Auction – CCEAR – affiliates	215	411	832	1,316	1,327
Electricity purchased from Auction – CCEAR – other	14,435	16,281	14,715	17,457	16,771
Electricity purchased from other(4)	8,421	6,171	6,149	3,267	3,106
Total electricity purchased by Copel Distribuição	29,012	28,733	26,889	27,296	26,482
Total electricity generated and purchased by Copel Geração e Transmissão, Copel Distribuição and Copel Renováveis.....	55,363	53,950	53,814	49,458	53,223

(1) Includes capacity made available but not fully delivered (including energy from MRE and CCEE).

(2) Electricity generated and purchased by our wind farm generation facilities which were under the supervision of Copel Renováveis up to November 2015. In December 2015, Copel GeT became responsible for the operation of these facilities.

(3) Distribution companies operating under concessions in the Midwest, South and Southeast regions of Brazil purchase electricity generated by Itaipu.

(4) Includes capacity made available but not fully delivered (including energy from Elejor and CCEE).

The following table sets forth the total electricity we sold to Free Customers, captive customers, distributors, energy traders and other utilities in the south of Brazil through the Interconnected Transmission System that links the states in the south and southeast of Brazil, by showing the total amount of electricity sold by Copel Geração e Transmissão, Copel Renováveis and Copel Distribuição in the last five years.

	Year ended December 31,
	2015	2014	2013	2012	2011
			(GWh)
Copel Geração e Transmissão
Electricity delivered to Free Customers	3,906	4,016	4,082	1,404	919
Electricity delivered to bilateral agreements	6,675	7,392	5,233	1,367	1,051
Electricity delivered to Auction – CCEAR – affiliates	215	411	832	1,316	1,327
Electricity delivered to Auction – CCEAR – other	4,457	4,694	6,389	13,780	14,139
Electricity delivered to the Interconnected System(1)	9,497	7,970	9,796	3,856	8,625
Total electricity delivered by Copel Geração e Transmissão	24,750	24,483	26,332	21,723	26,061
Copel Renováveis(2)
Electricity delivered to Auction – CCEAR – affiliates	-	-	-	-	-
Electricity delivered to Auction – CCEAR – other	1,001	-	-	-	-
Total electricity delivered by Copel Renováveis	1,001	-	-	-	-
Copel Distribuição
Electricity delivered to captive customers	24,043	24,208	22,926	23,248	22,454
Electricity delivered to distributors in the State of Paraná	699	699	620	635	600
Spot Market – CCEE	940	368	43	36	341
Total electricity delivered by Copel Distribuição	25,682	25,275	23,589	23,919	23,395
Subtotal	51,433	49,758	49,921	45,645	49,456
Losses by Copel Geração e Transmissão and Copel Distribuição	3,930	4,192	3,893	3,816	3,767
Total electricity delivered by Copel Geração e Transmissão, Copel Renováveis and Copel Distribuição, including losses	55,363	53,950	53,814	49,458	53,223

(1)	Includes capacity made available but not fully delivered.
(2)	Electricity sold by our wind farm generation facilities which were under the supervision of Copel Renováveis up to November 2015. In December 2015, Copel GeT became responsible for the operation of these facilities.

Generation

As of December 31, 2015, we operated and sold energy through 18 (eighteen) hydroelectric plants, 12 (twelve) wind plants and 1 (one) thermoelectric plant, with a total installed capacity of 5,032.2 MW. As of July 7, 2015, upon the expiration of the concession agreement of three of our hydroelectric plants (Capivari Cachoeira, Mourão and Chopim I), we ceased to sell the energy produced by these plants but we continued to operate and maintain them until the winner of a new competitive bidding process to be conducted by ANEEL assumes the plant.

If we include the installed capacity of the generation companies in which we have an equity interest, our total installed capacity as of December 31, 2015 was 5,638.2 MW. We produce electricity almost exclusively through our hydroelectric plants. Our assured energy totaled 2,207.4 average MW in 2015. Our generation varies year by year as a result of hydrological conditions and other factors. We generated 25,650 GWh in 2015, 24,605 GWh in 2014, 24,420 GWh in 2013, 18,181 GWh in 2012 and 25,789 GWh in 2011.

The generation of electrical energy at our power plants is supervised, coordinated and operated by our Generation and Transmission Operation Center in the city of Curitiba. This operation center is responsible for coordinating the operations related to approximately 99.9% of our total installed capacity, including some of the plants in which we hold only partial ownership interests.

Hydroelectric Generation Facilities

The following table sets forth certain information relating to our main hydroelectric plants in operation during 2015:

Plant	Installed capacity	Assured energy (1)	Placed in service	Concession expires
	(MW)	(GWh/yr)
Foz do Areia	1,676	5,045.8	1980	2023
Segredo	1,260	5,282.3	1992	2029
Salto Caxias	1,240	5,299.8	1999	2030
Capivari Cachoeira(2)	260	954.8	1970	2045
Mauá	185(3)	876.0	2012	2042

(1) Values used to determine volumes committed for sale.

(2) On January 5, 2016, Copel GeT executed a concession agreement with ANEEL so that it will continue to operate this plant under a operation and maintenance regime until 2045.

(3) Corresponds to 51% of the installed capacity of the plant (363 MW) as we operate this plant through a consortium.

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

Our concession agreement for the Capivari Cachoeira Plant expired on July 7, 2015. Upon the expiration of this concession agreement, we ceased to sell the energy produced by this plant but we remained responsible for its operations and maintenance pending conclusion of a new competitive bidding process conducted by ANEEL. On July 7, 2015, the energy generated by this plant started being allocated to the regulated market through the quota system, as provided by the 2013 Concession Renewal Law, and we received an Annual Generation Revenue, or AGR, amounting to R$31.5 million for the period between July 7, 2015 and January 5, 2016.

Although Copel Geração e Transmissão, or Copel GeT, did not elect to renew the original concession, it participated in the new competitive bidding process and won. On January 5, 2016, Copel GeT executed a concession agreement with ANEEL so that it will continue to operate this plant under a operation and maintenance regime until 2045. We paid a total amount of R$574.8 million as signing bonus for this concession and we expect to receive an AGR of R$130.9 million from January 5, 2016 to December 31, 2016. This AGR will be subject to an annual tariff adjustment on July 2017.

The Capivari Cachoeira Plant has 260 MW of installed capacity, assured energy of 954.8 GWh/year and 100% of the energy generated by this plant in 2016 will be allocated in quotas to the regulated market, falling to 70% starting on January 1, 2017. Copel GeT will no longer bear the hydrological risk for “assured energy” under the Energy Reallocation Mechanism (MRE) associated with the Capivari Cachoeira Plant.

Mauá. The Mauá Hydroelectric Plant is located on the Tibagi River, in the State of Paraná. It was constructed between 2008 and 2012 by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51% interest and Eletrosul Centrais Elétricas S.A. (“Eletrosul”) holds the remaining 49%. It is located approximately 250 kilometers from Curitiba, in the Municipality of Telêmaco Borba.

In addition to our generation facilities, we have ownership interests in several other hydroelectric generation companies. Between 2004 and 2010, we were required by law to retain a majority of the voting shares of any company in which we obtained an ownership interest. Starting in 2010, it became possible for us to hold non-controlling interests in companies.

The following table sets forth information regarding the hydroelectric generation plants in which we had a partial equity interest as of December 31, 2015:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession expires
	(MW)	(GWh/yr)		(%)
Elejor Facility (Santa Clara and Fundão)	245.9	1,229.0	July 2005 June 2006	70.0	2036
Dona Francisca	125.0	683.3	February 2001	23.0	2033
Foz do Chopim	29.1	178.7	October 2001	35.8	2030
Lajeado (Investco S.A)	902.5	4,613.0	December 2001	0.8	2032

Elejor Facility. The Elejor Facility consists of the Santa Clara and Fundão Hydroelectric Plants, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.4 MW, which includes two smaller hydroelectric generation units installed in the same location. Centrais Elétricas do Rio Jordão S.A. (“Elejor”) signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. As of December 31, 2015, we own 70.0% of the common shares of Elejor, and Paineira Participações owns the remaining 30.0%.

Elejor is required to make monthly payments to the federal government for the use of hydroelectric resources, with total annual payments of R$19.0 million. This amount is adjusted on an annual basis by the Brazilian General Market Price Index, Índice Geral de Preços do Mercado (“IGP-M Index”).

We have a power purchase agreement with Elejor that provides that we will purchase all of the energy produced by the Santa Clara and Fundão facilities at a set rate until April 2019, to be adjusted annually in accordance with the IGP-M Index. In 2015, Elejor’s net revenues and net profits were R$237.7 million and R$43.1 million, respectively, while in 2014 its net revenues and net profits were R$241.2 million and R$19.2 million, respectively.

Dona Francisca. We own 23.03% of the common shares of Dona Francisca Energética S.A. (“DFESA”). The other shareholders are Gerdau S.A. with a 51.82% interest, Celesc S.A. with a 23.03% interest and Desenvix S.A. with a 2.12% interest. DFESA Hydroelectric Power Plant is located on the Jacuí River in the State of Rio Grande do Sul. The plant began full operations in 2001. As of December 31, 2015, DFESA did not had loans and financing. Until March 2015, we had a power purchase agreement with DFESA, valued at R$81.3 million annually, under which Copel Geração e Transmissão purchased 100% of DFESA’s assured energy. In April 2015, we signed a new ten year power purchase agreement with DFESA, valued at R$17.0 million annually, under which Copel Geração e Transmissão purchases 23.03% of DFESA’s assured energy (proportional to Copel’s stake).

In 2015, DFESA’s net revenues and loss were R$67.1 million and R$4.7 million, respectively, while in 2014 its net revenues and net profits were R$109.9 million and R$43.8 million, respectively.

Foz do Chopim. The Foz do Chopim Hydroelectric Plant is located on the Chopim River in the State of Paraná. We own 35.77% of the common shares of Foz do Chopim Energética Ltda., the entity that owns the Foz do Chopim Hydroelectric Plant. Silea Participações Ltda. owns the remaining 64.23%. The operation and maintenance of Foz do Chopim Hydroelectric Plant is performed by Copel Geração e Transmissão S.A. Energy supply agreements were executed at an average tariff of R$202.56/MWh. Foz do Chopim Energética Ltda. also has the authorization to operate Bela Vista SHP, a hydroelectric power plant which is located in the same river and has similar capacity. The process for obtaining the necessary environmental license is ongoing. In 2015, Foz do Chopim’s net revenues and net profits were R$47.6 million and R$33.5 million, respectively, while in 2014 its net revenues and net profits were R$40.2 million and R$23.7 million, respectively.

Wind Farm Generation Facilities

Since 2013 we have been expanding our energy generation capacity and diversifying our energy matrix through the development of renewable energy sources, like the construction and acquisition of wind farms in the State of Rio Grande do Norte.

The following table sets forth certain information relating to our wind farm plants in operation:

Plant	Installed capacity	Assured Power	Placed in Service	Concession Expires
	(MW)	(Average MW)
São Bento Energia(1)	94.0	46.3	February 2015	2046
Boa Vista	14.0	6.3
Olho d'Água	30.0	15.3
São Bento do Norte	30.0	14.6
Farol	20.0	10.1
Palmas	2.5	0.5	February 1999	2029
Brisa Potiguar	183.6	92.6	October 2015	2046
Asa Branca I	27.0	13.2
Asa Branca II	27.0	12.8
Asa Branca III	27.0	12.5
Eurus IV	27.0	13.7
Santa Maria	29.7	15.7
Santa Helena	29.7	15.7
Ventos de Santo Uriel	16.2	9.0
São Miguel do Gostoso I(2)	108.0	57.1	June 2015	2047
Carnaúbas	27.0	13.1
Reduto	27.0	14.4
Santo Cristo	27.0	15.3
São João	27.0	14.3

(1) São Bento started its operations on February 26, 2015.

(2) Copel has a 49% interest in São Miguel do Gostoso I. These wind farms are able to start up production, waiting for completion of the construction of transmission line.

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

Copel Brisa Potiguar. On October 21, 2015, Copel concluded the installation of the Brisa Potiguar Wind Complex. Following commencement of operations of the final six wind turbines in Asa Branca II, Copel now has seven wind farms in operation in this complex, all located in the state of Rio Grande do Norte, totaling 277.6 MW of installed capacity. An average of 92.6 MW (from Asa Branca I, Asa Branca II, Asa Branca III and Eurus IV) was committed under contract to electric power distributors in the alternative energy auction in August 2010 at a weighted average price of R$135.40/MWh (adjusted annually by IPCA inflation index) and an average of 40.7 MW (from WPPs Santa Helena, Santa Maria and Santo Uriel) was committed under contract in the reserve energy auction held in August 2011 at a weighted average price of R$101.98/MWh (annually adjusted by the IPCA inflation index). The energy to be generated was sold through 20-year term contracts with payments beginning in April 2015.

São Miguel do Gostoso I. In June 2014, we negotiated with Voltalia Energia do Brasil Ltda. (Voltalia) the acquisition of a 49% interest in the São Miguel do Gostoso I Wind Farm Complex, in the state of Rio Grande do Norte. The São Miguel do Gostoso wind farm complex has 108 MW of installed capacity, and its energy was sold in the Fourth Reserve Energy Auction at an average price of R$98.92/MWh through 20-year term contracts. In April 2015, we concluded the construction on this wind farm complex and ANEEL, in July and August 2015, classified it as ready for commercial operation. This wind farm complex will only start production after the necessary transmission lines are completed, which is expected to occur in the first half of 2016.

Thermoelectric Generation Facilities

The following table sets forth certain information relating to our thermoelectric plants in operation at December 31, 2015:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession expires
	(MW)	(GWh/yr)		(%)
Araucária	484.1	3,199.2(1)	September 2006	80.0	2029
Figueira	20.0	90.2	March 1969	100.0	2019

(1) The assured energy of thermal plants such as Araucária varies depending on the price of natural gas, according to criteria established by the MME.

Araucária. We have an 80% interest in UEG Araucária Ltda., which owns the Araucária Thermoelectric plant, a natural gas thermoelectric power plant, located in the state of Paraná. The Araucária Thermoelectric plant has 484.1 MW of installed capacity, does not have Availability Agreements currently in force and operates under a business model in which revenue depends on the plant’s operation. When produced, energy is sold in the spot market as directed by the ONS.

Expansion and Maintenance of Generating Capacity

We expect to spend R$1,695 million in 2016 to expand and maintain our generation capacity, including participation in new businesses, of which R$716 million will be invested in wind power plants, R$575 million refers to the signing bonus for the recently executed new Capivari Cachoeira Plant concession agreement, R$120 million will be invested in the Colíder Hydroelectric Power Plant and R$85.6 million will be invested in the Baixo Iguaçu Hydroelectric Power Plant. The remaining amount will be spent on equipment maintenance, the modernization of the Figueira Thermal Power Plant, among other projects.

Hydroelectric Power Plant Projects

We have interests in several hydroelectric generation projects. The following table sets forth information regarding our planned major hydroelectric generation projects and recent acquisitions of hydroelectric generation facilities.

Facility	Installed capacity	Estimated assured energy (1)	Budgeted completion cost	Beginning of operation (expected)	Our ownership	Status
	(MW)	(GWh/year)	(R$ million)		(%)
Colíder HPP	300.0	1,573	2,000	March 2017(2)	100.0	Concession granted
Baixo Iguaçu HPP	350.2	1,514	1,600	January 2018(3)	30.0	Concession granted

(1) Values used to determine volumes committed for sale.

(2) The scheduled commencement of operations for the Colíder plant was delayed due to environmental issues.

(3) The scheduled commencement of operations for the Baixo Iguaçu plant was delayed by ANEEL.

Colíder. In July 2010, we won an ANEEL auction for a 35-year concession to construct and operate the Colíder Hydroelectric Power Plant on the Teles Pires River in the State of Mato Grosso. The Colíder facility will have an installed capacity of 300 MW and will be located in the municipalities of Nova Canaã do Norte, Colíder, Itaúba and Cláudia. Construction began in 2011 and around 90% of the construction works are complete. At the construction site, we are still assembling electromechanical equipment, with tests on the water intake dams and the generator rotor in Unit 1. In February 2016, we began building the transmission line, with a 63 km extension, which will connect the plant to the Cláudia substation. As a result of fortuitous events and government acts during the implementation of the Colíder Hydroelectric Power Plant, Copel GeT has requested ANEEL an exclusion of responsibility, for a period of 644 days, related to the delay in the plant’s startup, initially scheduled for December 30, 2014. Copel GeT has been honoring Colíder’s CCEAR commitments, totaling 125 average-MW, using energy from other generation plants in its portfolio.

On October 2015, Copel GeT obtained from an appellate court a preliminary relief from certain ANEEL penalties and other obligations as a result of delays with respect to the beginning of Colíder operations. In another court proceeding, an environmental license required for Colíder to operate has been delayed, and as a result, the startup of Unit 1, scheduled for the second semester of 2016, has been postponed to the beginning of 2017.

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

Baixo Iguaçu. In June 2013, we acquired a 30% equity interest in the Baixo Iguaçu HPP through a consortium, with no premium payment. Baixo Iguaçu is the last energy project planned for the main river in the state of Paraná (Iguaçu River) and will be located around 30 km downstream from Governador José Richa HPP - the Salto Caxias Hydroelectric Power Plant, which is 100% owned by Copel. The Baixo Iguaçu facility will have an installed capacity of 350.2 MW and will be located in the municipalities of Capanema, Capitão Leonidas Marques, Planalto, Realeza and Nova Prata do Iguaçu. From the facility’s assured energy of 172.8 average MW, 120.96 average MW are committed under a 30-year contract to distributors at a price of R$98.98/MWh, as of July 1, 2008 (adjusted annually in accordance with the IPCA inflation index), with supply starting in January 2018. The remaining 51.84 average MW power not sold under this contract has yet to be contracted for and is still available for sale to large customers in the free market.

Construction began in 2013. The expected commercial operation in 2016 has changed because the environmental installation license has been suspended since June 2014 due to judicial disputes. The 4th Regional Federal Court determined the suspension of its construction works, as it understood that the construction did not have the approval of the ICMBio, the environmental agency responsible for the Iguaçu National Park (Parque Nacional do Iguaçu) (the natural reserve is located 500 meters from the plant). On January 19, 2016, ANEEL (i) recognized that we were not responsible for this delay and delayed the construction deadline for additional 626 days counted as of January 9, 2016 and (ii) recommended that the MME extend the deadline set forth for the beginning of the commercial operation of this facility, among others.

Baixo Iguaçu’s generating unit 1 is now scheduled to go into commercial operation in January 2018 and generating units 2 and 3 in March and May 2018, respectively.

Wind Farm Projects

                Currently, we hold 100% of the equity interest of 13 (thirteen) wind power plants under construction, totaling 332 MW of installed capacity. All the energy to be produced from these wind farms was sold to distribution concessionaires through 20-year agreements. The following table sets forth information regarding our wind farm projects:

Wind Farm	Installed capacity (1)	Estimated Assured P power	Budgeted completion cost	Beginning of operation (expected)	Our ownership	Status
	(MW)	(Average MW)	(R$ million)		(%)
Cutia	332.0	126.2	1,287.2	-	100.0	Concession granted
Dreen Cutia	25.2	9.6	-	2017	-	2042
Dreen Guajiru	21.6	8.3	-	2017	-	2042
Esperança do Nordeste	30.0	9.1	-	2017	-	2050
GE Jangada	30.0	10.3	-	2017	-	2042
GE Maria Helena	30.0	12.0	-	2017	-	2042
Paraíso dos Ventos do Nordeste	30.0	10.6	-	2017	-	2050
Potiguar	28.8	11.5	-	2017	-	2050
São Bento do Norte I	24.2	9.7	-	2019	-	2050
São Bento do Norte II	24.2	10.0	-	2019	-	2050
São Bento do Norte III	22.0	9.6	-	2019	-	2050
São Miguel I	22.0	8.7	-	2019	-	2050
São Miguel II	22.0	8.4	-	2019	-	2050
São Miguel III	22.0	8.4	-	2019	-	2050

(1) The installed capacity for our wind farm projects can be reduced during the implementation of the projects.

Cutia. On October 31, 2014, in the 6th Reserve Energy Auction (LER), we sold 71.2 average MW from the Cutia Wind Farm Complex (Dreen Cutia, Dreen Guajiru, Esperança do Nordeste, GE Jangada, GE Maria Helena, Paraíso dos Ventos do Nordeste and Potiguar) for R$144.00/MWh (maximum price in the auction). These seven wind farms have a combined capacity of 195.6 MW, assured energy of 71.4 average MW and will be built in the cities of Pedra Grande and São Bento do Norte, in the State of Rio Grande do Norte.

Additionally, in the 20th New Energy Auction (A-5), held on November 28, 2014, we sold an additional 54.8 average MW of wind power energy (for R$136.97/MWh), through Availability Agreements with a 20-year supply term. With a total capacity of 136.4 MW and assured energy of 54.8 average MW, the newest six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) belonging to the Cutia Wind Farm Complex, will be built in São Bento do Norte, in the State of Rio Grande do Norte, in the same region of the other Wind Farm Complexes belonging to Copel.

Proposed Generation Projects

We are involved in various initiatives to study the technical, economic and environmental feasibility of certain hydroelectric, wind power plant and thermoelectric generation projects. These proposed generation projects would have a total of 2,476.2 MW of installed capacity. The following table sets forth information regarding our proposed generation projects.

Proposed Projects	Estimated Installed Capacity	Estimated Assured Energy	Our ownership
	(MW)	(GWh/yr)	(%)
HPP São Jerônimo	331.0	1,560.0	41.2
SHP BelaVista	29.0	157.4	36.0
SHP Dois Saltos	25.0	119.1	30.0
SHP Pinhalzinho	10.9	52.1	30.0
SHP Burro Branco	10.0	45.1	30.0
SHP Foz do Turvo	8.8	41.2	30.0
SHP Foz do Curucaca	29.5	142.2	15.0
SHP Salto Alemã	29.0	139.7	15.0
SHP São Luiz	26.0	125.3	15.0
SHP Alto Chopim	20.3	98.0	15.0
SHP Rancho Grande	17.7	85.3	15.0
WPP Complexo Alto Oriente	60.0	247.5	100.0
WPP Complexo Jandaia	99.0	428.2	100.0
TPP Norte Pioneiro	180.0	1,190.2	100.0
TPP Araucária II	400.0	3,328.8	100.0
TPP Litoral	400.0	3,372.6	100.0
TPP Litoral II	800.0	6,789.0	100.0
TOTAL	2,476.2	17,921.7

In 2016, we plan to bid for concessions to construct and operate new hydroelectric power plants in power auctions in the regulated market for new generation projects. We are studying the feasibility of our participation in the hydroelectric and wind farms projects planned to be listed in the A-5 Auctions of 2016. We will also conduct studies of new hydroelectric power plants.

In addition, we are also conducting studies related to future government auctions for wind farms, small hydroelectric plants and thermoelectric power plants in which we may eventually participate.

Other renewable energy projects under study or development include the use of municipal solid waste in power generation, cultivation of micro algae for energy production, wind energy, solar photovoltaic energy and energy from the crude vegetable oil.

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

The following table sets forth certain information concerning our transmission and distribution grids at the dates presented.

	At December 31,
	2015	2014	2013	2012	2011
Transmission lines (km):
230 kV and 500 kV	2,398.8	2,197.3	2,160.9	2,010.7	2,016.3
138 kV	7.2	7.2	7.2	7.2	7.2
69 kV(1)	-	-	5.4	5.4	5.4
Distribution lines (km):
230 kV	129.6	123.5	63.3	68.3	66.1
138 kV	5,866.6	5,153.5	5,054.7	4,880.1	4,705.3
69 kV	695.3	727.2	932.5	968.5	1,003.5
34.5 kV	83,347.4	82,232.5	81,546.1	81,253.3	80,662.2
13.8 kV	103,488.2	101,688.7	100,279.8	99,195.1	97,981.0
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV)(2)	21,727.2	21,649.7	20,576.5	19,454.8	19,415.3
Generation (step up) substations	6,312.4	6,312.4	5,006.8	5,006.8	5,006.8
Distribution substations (34.5 kV)	1,517.2	1,545.0	1,480.2	1,504.8	1,539.6
Distribution transformers	12,032.7	11,278.2	10,882.2	10,325.3	9,961.6
Total energy losses	7.2%	7.8%	7.2%	7.7%	7.1%

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

Currently, we carry out the operation and maintenance of 2,406 km of transmission lines, 32 (thirty-two) substations in the State of Paraná and 1 (one) substation in the State of São Paulo. In addition, we have partnerships with other companies to operate 1,470 km of transmission lines and 5 (five) substations through special purpose companies (SPCs).

The table below sets forth information regarding our transmission assets in operation:

Subsidiary / SPC	Transmission Lines	TL Extension (km)	Number of Substations	Concession Expiration Date
COPEL GeT	Main Transmission Concession(1)	2,023	32	Dec-42
COPEL GeT	TL Bateias - Jaguariaiva	137	-	Jul-31
COPEL GeT	TL Bateias - Pilarzinho	32	-	Mar-38
COPEL GeT	TL Foz - Cascavel Oeste	116	-	Nov-39
COPEL GeT	Cerquilho III Substation	-	1	Oct-40
COPEL GeT	TL Londrina – Figueira	98	-	Aug-42
COPEL GeT	TL Assis – Paraguaçu Paulista Paraguaçu Paulista II Substation	42	1	Feb-43
Subtotal Copel GeT		2,448	34	-
Costa Oeste Copel GeT - 51% Eletrosul - 49%	LT Cascavel Oeste - Umuarama Sul SE Umuarama Sul	143	1	Jan-42
Transmissora Sul Brasileira Copel GeT - 20% Eletrosul - 80%	Nova Sta Rita - Camaquã	798	1	May-42
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	136	2	May-42
Integração Maranhense Copel GeT - 49% Elecnor - 51%	LT Açailandia-Miranda II	365	-	May-42
Marumbi Copel GeT - 80% Eletrosul - 20%	LT Curitiba – Curitiba Leste	28	1	May-42
Subtotal SPCs		1,470	5
Total		3,918	39

(1) Our main transmission concessions encompasses several transmission lines.

The construction of new transmission facilities of 230 kV and higher must be awarded in a bidding process or otherwise authorized by ANEEL. We are permitted by ANEEL to make minor improvements to some of the existing 230 kV and 500 kV facilities.

In June 2010, Copel won a public auction for the construction and operation of the transmission line Araraquara II - Taubaté which is a 356 km transmission line of 500 kV, located in the State of São Paulo. We expect to complete the construction work of these facilities by March 2017.

In March 2012, Copel (49%), together with State Grid Brazil Holding (51%), through the SPC Matrinchã Transmissora and Guaraciaba Transmissora, won an ANEEL public auction for the construction and operation of 1,605 km of new transmission lines and four new substations that will transmit energy produced by five new hydroelectric plants that are planned to be constructed in Teles Pires River, in the North of Mato Grosso State, to the Southeast region of Brazil. These lines and substations are scheduled to enter into operation in May 2016.

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

In November 2013, Copel won a ANEEL public auction for the construction and operation of 33 km of transmission lines and one substation in the State of Paraná. The corresponding concession agreement was signed in January 2014, and these transmission lines are scheduled to become operational in April 2016.

In the same auction, SPC Mata de Santa Genebra Transmissora, a strategic agreement between Copel (50.1%) and Furnas (49.9%), won the right to build and operate 847 km of transmission lines and three substations in the States of Paraná and São Paulo. The corresponding concession agreement was signed in May 2014, and these transmission lines are scheduled to become operational in November 2017.

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

In November 2015, Copel GeT won Lot E of ANEEL’s public auction No. 005/2015. This lot, which was won with no discount, has an annual permitted revenue of R$97.9 million and total capital expenditures estimated at R$580.6 million. It comprises 230 km of transmission lines and three substations with a total capacity of 900 MVA. These installations will contribute to the growth of the Paraná’s State’s energy demand as well as the integration of the transmission system of the States of Paraná and Santa Catarina, providing a better transmission flow for the energy generated by Baixo Iguaçu’s HPP.

The table below summarizes information regarding our transmission assets currently under construction:

Subsidiary / SPC	Transmission Lines	State	Km	Number of Substations	Our Ownership	Beginning of Operation (expected)
COPEL GeT	TL Araraquara II — Taubaté	SP	356	-	100%	Mar/2017
COPEL GeT	TL Bateias - Curitiba Norte	PR	33	1	100%	Apr/2016
COPEL GeT	TL Foz do Chopim - Realeza	PR	53	1	100%	Mar/2017
COPEL GeT	TL Assis – Londrina	SP / PR	120	-	100%	Sep/2017
COPEL GeT	TL Curitiba Leste-Blumenau TL Baixo Iguaçu-Realeza	PR/SC	230	3	100%	Mar/2021
Subtotal Copel GeT			792	5
Matrinchã	TL Paranaíta - Ribeirãozinho	MT	1.005	3	49%	Apr/2016
Guaraciaba	TL Ribeirãozinho - Marimbondo	MT / GO / MG	600	1	49%	May/2016
Paranaíba	TL Barreiras II - Pirapora II	BA / MG / GO	967	-	24.5%	May/2016
Mata de Santa Genebra	TL Araraquara II - Bateias	SP / PR	847	3	50.1%	Oct/2017
Cantareira	TL Estreito - Fernão Dias	SP / MG	328	-	49%	Mar/2018
Subtotal SPC			3,747	7
Total			4,539	12

Distribution

Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 138 kV and a small portion of our 230 kV assets. Higher voltage electricity is supplied to bigger industrial and commercial customers and lower voltage electricity is supplied to residential, small industrial, commercial customers and other customers. At December 31, 2015, we provided electricity in a geographic area encompassing approximately 98% of the State of Paraná and served 4.4 million customers.

Our distribution grid includes 193,521.1 km of distribution lines, 409,313 distribution transformers and 224 distribution substations of 34.5 kV, 37 substations of 69 kV and 102 substations of 138 kV. During 2015, 91,092 new customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas where there is a large concentration of trees in the vicinity of the distribution grid.

We have 31 customers that are directly supplied with energy at a high voltage (69 kV and above) through connections to our distribution lines. These customers accounted for approximately 3.6% of the total volume of electricity sold by Copel Distribuição or 1.8% of our total volume of electricity sold in 2015.

We are responsible for expanding the 138 kV and 69 kV distribution grid within our concession area.

System Performance

We determine the energy losses of our distribution system separately from those of our transmission system. The total losses from our distribution grid are calculated by taking the difference between the energy allocated to the system and the energy supplied to the customers.

Our energy distribution losses (including technical and commercial losses) totaled 11.5% of our available energy in 2015, and include our distribution business’ share of losses from the basic transmission grid (which are allocated between our distribution and transmission businesses).

Information regarding the duration and frequency of outages for our customers is set forth in the following chart for the years indicated.

Quality of supply indicator	2015	2014	2013	2012	2011
DEC – Duration of outages per customer per year (in hours)	13h40min	14h01min	11h37min	10h15min	10h38min
FEC – Frequency of outages per customer per year (number of outages)	8.33	9.08	8.06	7.84	8.26

We outperformed the quality target indicator established by ANEEL for 2015, which penalize power outages in excess of an average frequency of outages and we underperformed the quality target indicator established by ANEEL for 2015 which penalizes power outages in excess of an average number of hours per customer, in each case calculated on an annual basis. These limits vary depending on the geographic region, and the average limit established by ANEEL for our distribution company was 11 hours and 44 minutes of outages per customer per year, and a total of 9.30 outages per customer per year. Failure to comply with these predetermined standards with a final customer results in a reduction of the amount we can charge such final customer in future periods.

In addition, quality target indicators are taken into consideration by ANEEL during distribution concession renewal proceedings, and also influence ANEEL’s calculation of our tariff adjustments. For more information, see “Distribution Concessions” and “Distribution Tariffs”.

Purchases

The following table contains information concerning volume, costs and average tariffs for the main sources of the electricity we purchased in the last three years.

Source	2015	2014	2013
Itaipu
Volume (GWh)	5,941	5,870	5,193
Cost (R$ millions)	1,567.8	756.1	610.4
Average tariff (R$/MWh)	263.89	128.80	117.54
Angra
Volume (GWh)	1,051	1,046	1,050
Cost (R$ millions)	176.5	156.2	142.5
Average tariff (R$/MWh)	168.04	149.31	135.67
CCGF
Volume (GWh)	3,873	1,315	1,272
Cost (R$ millions)	116.5	42.5	40.8
Average tariff (R$/MWh)	30.09	32.34	32.07
Auctions in the regulated market
Volume (GWh)	17,748	16,281	15,645
Cost (R$ millions) (1)	3,812.5	3,394.2	2,305.8
Average tariff (R$/MWh)	214.81	208.48	147.38

 (1) These numbers do not include short-term energy purchased through the Electric Energy Trading Chamber ‒ CCEE.

Itaipu

We purchased 5,941 GWh of electricity from Itaipu in 2015, which constituted 10.9% of our total available electricity in 2015 and 20.5% of Copel Distribuição’s total available electricity in 2015. Our purchases represented approximately 9.2% of Itaipu’s total production. Distribution companies operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars, and have been set for 2016 at US$25.78 per kW per month.

In 2015, we paid an average tariff of R$263.89 per MWh for energy from Itaipu, compared to R$125.89 per MWh during 2014. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

ANGRA

Because Eletronuclear renewed the generation concession of Angra under the 2013 Concession Renewal Law, the energy generated by Angra is no longer sold in auctions in the regulated market. Rather, under the 2013 Concession Renewal Law, this energy is sold to distributors in accordance with the quota system established by that law, such that Copel Distribuição was obligated to purchase 1,051 GWh from Angra in 2015 and 1,046 GWh in 2014.

Assured Power Quota Contract – CCGF

Under the 2013 Concession Renewal Law, certain generation concessionaires renewed their concession contracts, and therefore these concessionaires no longer sell the energy produced by these generation facilities in auctions in the regulated market. Rather, this energy is sold to distribution companies in accordance with the quota system established by the 2013 Concession Renewal Law. For more information, see “item 4. The Brazilian Electric Power Industry”. Copel Distribuição is obligated to purchase energy from these generation concessionaires that have renewed generation concessions under this quota system. As a result, Copel Distribução was obligated to purchase 3,873 GWh in CCGF contracts in 2015 and 1,315 GWh in 2014.

Auctions in the Regulated Market

In 2015, we purchased 17,748 GWh of thermoelectric and hydroelectric energy through auctions in the regulated market. This energy represents 61.2% of the total electricity we purchased. For more information on the regulated market and the free market, see “The Brazilian Power Industry—The New Industry Model Law”.

Sales to Final Customers

During 2015, we supplied approximately 97% of the energy distributed directly to captive customers in the State of Paraná. Our concession area includes 4.4 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, located south of the State of Paraná. We also sold energy to a total of 28 (twenty eight) Free Customers, 3 (three) of which were located outside of our concession area. During 2015, the total power consumption of our captive customers and Free Customers was 27,949 GWh, a 1% decrease as compared to 28,224 GWh during 2014. The following table sets forth information regarding our volumes of energy sold to different categories of purchasers for the periods indicated.

Year ended December 31,
Categories of purchaser	2015	2014	2013	2012	2011
	(GWh)
Industrial customers	10,823	10,841	10,675	8,799	8,377
Residential	6,957	7,267	6,888	6,559	6,224
Commercial	5,542	5,482	5,086	5,058	4,778
Rural	2,256	2,252	2,081	2,025	1,872
Other(1)	2,371	2,382	2,279	2,211	2,122
Total(2)	27,949	28,224	27,008	24,652	23,373

(1) Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.

(2) Total GWh does not include our energy losses.

The following table sets forth the number of our Final Customers in each category at December 31, 2015.

Category	Number of Final Customers
Industrial	88,303
Residential	3,527,126
Commercial	376,960
Rural	368,297
Other(1)	57,404
Total	4,418,090

 (1) Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.

Industrial and commercial customers accounted for approximately 32.3% and 21.4%, respectively, of our total revenues from sales to final customers during 2015. In 2015, 32.3% of our total revenues from energy sales were from sales to residential customers.

Tariffs

Retail Tariffs. We classify our customers in two groups (“Group A Customers” and “Group B Customers”), based on the voltage level at which electricity is supplied to them and on whether they are considered as industrial, commercial, residential or rural customers. Each customer falls within a certain tariff level defined by law and based on the customer’s classification, although some flexibility is available according to the nature of each customer’s demand. Under Brazilian regulation, low voltage customers such as residential customers (other than Low Income Residential Customers, as defined below) pay the highest tariff rates, followed by 13.8 kV and 34.5 kV voltage customers, usually commercial customers, and 69 kV and 138 kV voltage customers, usually industrial customers.

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

The following table sets forth the average tariffs for each category of Final Customer in effect in 2015, 2014 and 2013.

Tariffs	2015	2014	2013
	(R$/MWh)
Industrial	369.91	236.35	202.68
Residential	434.82	292.99	257.92
Commercial	407.17	269.00	234.05
Rural	272.10	178.48	157.28
Other customers	316.56	208.73	180.89
All Final Customers	382.82	252.63	219.94

Low Income Residential Customers. Under Brazilian law, we are required to provide discounted rates to certain low income residential customers (“Low Income Residential Customers”). In 2015, we served about 257,631 low income residential customers. For servicing these customers, in 2015 we received an approximately R$68 million grant, which was approved by ANEEL, from the Brazilian Federal Government.

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

Transmission Tariffs. A transmission concessionaire is entitled to annual revenues based on the transmission network it owns and operates. These revenues are annually readjusted according to criteria stipulated in the concession contract. We are directly a party to twelve transmission concession contracts, six of which are in the operational stage and five of which are in construction. Not all of the transmission concession contracts employ the same revenue model. 8.1% of our transmission revenues are updated on an annual basis by the IGP-M and the other 91.9% are subject to the tariff review process.

Of all our transmission concessions in operational stage, our main transmission concession (which involves our main transmission facilities) accounted for about 82.1% of our gross transmission revenues in 2015.

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

By late 2012, Copel decided to anticipate the extension of its main transmission concession agreement (corresponding to 84% of the Company’s transmission lines then in operation) that would expire in 2015, pursuant to the new rules of the 2013 Concession Renewal Law. In December 2012, Copel executed the Third Addendum to the Concession Agreement 060/2001, extending this transmission concession agreement until December 31, 2042. In order to adjust these assets’ annual permitted revenue to the new rules of 2013 Concession Renewal Law, ANEEL reduced the transmission tariffs we charged by 38%.

In addition, we have 6 (six) concession agreements for transmission lines and substations in operation, which correspond to an aggregate of 17.49% of our transmission revenues. The amount of revenues we are entitled to receive pursuant to one of these contracts is updated on an annual basis by the IGP-M and is not subject to the tariff review process. However, this amount will be reduced by 50% from the 16th year forward, as of 2018. Other five agreements revenues are subject to the tariff review process and adjustments by the IPCA.

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

In 2015, (i) three of our transmission concession agreements (including our main transmission concession agreement), were adjusted by the IPCA and improvements to the system were approved by ANEEL (average increase of 18%), (ii) Two transmission concession agreements were adjusted by the IPCA (8.5%), (iii) another transmission concession agreement was adjusted by the IGP-M (4.1%)and (iv) our latest transmission agreement became operational on January 25, 2016, adding R$7.0 million of annual permitted revenues. As a result, the annual permitted revenues for the 2015/2016 cycle for our transmission assets reflects an increase of 21% over our annual permitted revenues for the 2014/2015 cycle.

The table below shows our RAP (R$ million) for the last four cycles of transmission lines over which we hold an 100% ownership:

Contract	Transmission Line / Substation	Jul.2015 Jun.2016	Jul.2014 Jun.2015	Jul.2013 Jun.2014	Jan.2013 Jun.2013
		Annual Permitted Revenues (R$ million)
060/2001	Main Transmission Concession(1)	174.9	150.1	126.4	116.1
075/2001	Bateias – Jaguariaiva	17.2	16.5	15.3	14.4
006/2008	Bateias – Pilarzinho	0.9	0.9	0.8	0.9
027/2009	Foz do Iguaçu - Cascavel Oeste	10.2	10.1	9.1	8.5
015/2010	Cerquilho III	4.6	4.2	-	-
022/2012	Foz do Chopim – Salto Osório	5.1	1.1	-	-
002/2013	Assis-Paraguaçu Paulista II SE Paraguaçu Paulista II	7.0	-	-	-
Total		219.9	182.9	151.6	139.9

 (1) Our main transmission concessions encompasses several transmission lines.

Other Businesses

Telecommunications

Copel Telecomunicações S.A. Pursuant to an authorization from the Brazilian National Telecommunication Agency, Agência Nacional de Telecomunicações (“ANATEL”), we provide telecommunication services within the States of Paraná and Santa Catarina. We have been offering these services since August 1998 through the use of our fiber optics network (totaling 28,110 thousand km of fiber optic cables by the end of 2015). In 2015, we served the 399 municipalities in the State of Paraná and two additional municipalities in the State of Santa Catarina (attending a total number of 47,987 clients) and we have also been involved in an educational project aimed at providing public elementary and middle schools in the State of Paraná with broadband internet access.

We provide services to most of the major Brazilian telecommunication companies that operate in the State of Paraná. In total, we have 47,987 clients (4,964 corporate clients which include supermarket, universities, banks, internet service providers and television network and 43,023 retail clients). We also provide a number of different telecommunication services to our subsidiaries.

Sercomtel. We own 45% of the stock of Sercomtel Telecomunicações S.A. (“Sercomtel”). Sercomtel holds concessions to provide fixed and mobile telephone services in the municipalities of Londrina and Tamarana in the State of Paraná and has obtained ANATEL’s authorization to provide telephone services to all other cities in the State of Paraná. Currently, Sercomtel operates under an authorization regime with its own network in 11 (eleven) cities of the State of Paraná. Through an alliance with us, in force since March 2012, Sercomtel has been providing telephone services to other 63 (sixty-three) cities within the State of Paraná, including Curitiba. Sercomtel has concessions from ANATEL to provide cable television in São José in the State of Santa Catarina and Osasco in the State of São Paulo and radio-wave television transmission in Maringá in the State of Paraná.

As of December 31, 2015, Sercomtel, in its concessions area for fixed telephone services, had a total of 201,411 telephone lines installed, of which 165,491 were in operation. As of December 31, 2015, Sercomtel had an installed capacity of 72,778 terminals in its Global System for Mobile Communications GSM system, of which 64,948 were in operation. In December 2009, Sercomtel started providing 3G services with a capacity of 20,000 lines, of which 19,937 are currently installed. Sercomtel 2015 net revenues were R$188.5 million, with net income of R$7.0 million.

Water and Sewage

In January 2008, Copel bought a 30% stake in Dominó Holdings S.A. (“Dominó Holdings”) held by Sanedo Ltda., a wholly-owned subsidiary of Grupo Veola, for R$110.2 million.

In March 2014, we have completed a corporate restructuring of our equity interest in Dominó Holdings and its subsidiary Companhia de Saneamento do Paraná – Sanepar (“Sanepar”), a public utility company that provides 345 urban and rural municipalities and approximately 10.4 million people in the State of Paraná with water distribution services and 6.7 million with sewage services.

Upon the completion of this restructuring, Daleth Participações S.A. no longer holds any Dominó Holdings’s equity and we now directly hold (i) 14.86% of Sanepar’s preferred shares or 7.63% of its total capital and (ii) 49% of the total outstanding share capital of Dominó Holdings, while Andrade Gutierrez Concessões holds the remaining 51%. Dominó Holdings remains with 24.7% of the voting stock or 12.2% of the total capital of Sanepar. Considering the interest held through Dominó Holdings, COPEL’s direct and indirect interest in Sanepar represents 13.58% of its share capital. The State of Paraná owns 75% of the outstanding voting or 51.4% of the total capital of Sanepar.

Dominó Holdings’ net income in 2015 was R$68.1 million.

Gas

Gas Distribution

We are engaged in the distribution of natural gas through Companhia Paranaense de Gás (“Compagas”), the company that holds the exclusive rights to supply piped gas in the State of Paraná. Compagas operates the gas distribution grid in the State of Paraná, which covered 780 kilometers in 2015, an increase of 7.4% compared to 726 kilometers covered in 2014. In 2015, Compagas’s net revenues were R$1,390.8 million, a decrease of 21.4%, compared to 2014, and its net income was R$23.1 million, a decrease of 61.7% compared to 2014. Compagas’s customers include thermoelectric plants, cogeneration plants, gas stations, other businesses and residences. Compagas is focusing its business strategy on increasing the volume of gas it distributes to customers by marketing the benefits of substituting oil and other fuels by gas as a mean of achieving greater energy efficiency. Compagas’ customer base increased 22%, to 31,790 customers in 2015 from 26,052 in 2014.

Compagas recorded an increase of 34% in the average daily volume of natural gas distributed to final customers, to 1,415,837 cubic meters per day in 2015 (not including the volume of gas supplied to UEG Araucária Thermoelectric plant) from 1,058,696 cubic meters per day in 2014. In addition, Compagas makes available its distribution grid to transport natural gas to UEG Araucária. In 2015, Petrobras S.A. delivered 1,316,754 million cubic meters of gas to UEG Araucária, compared to 1,744,418 million cubic meters in 2014.

As of December 31, 2015, we owned 51% of the capital stock of Compagas and accounted for this interest through consolidation, since we control this company. The minority shareholders of Compagas are Petrobras and Mitsui Gás, each of which owns 24.5% of the capital stock of Compagas.

Gas Exploration

On November 28, 2013, the National Petroleum, Natural Gas and Biofuels Agency announced that the consortium composed of Copel (30%), Tucumann Engenharia (10%), Bayar Participações (30%) and Petra Energia (30%) won the right to explore, develop and produce natural gas in four blocks located in the central-south region of the State of Paraná (Paraná Basin), an area of 11,297 km², equivalent to 7% of the total auctioned area. The consortium offered a signing bonus of R$12.5 million for these four blocks and a minimum exploratory program, which envisages investments of R$78.1 million. This concession has a term of four years from the execution of the agreement and may be extended for two years, totaling six years. The operator of the consortium will be Petra Energia. The acquisition of these blocks are in accordance with Copel’s strategies, and allows the access to gas production, which may be used in thermal generation plants to be constructed alongside the gas wells. As of April 27, 2016, our consortium has only executed concession agreements for two of these blocks and no exploratory program has been initiated.

CONCESSIONS

We operate under concessions granted by the Brazilian government for our generation, transmission and distribution businesses. Under Brazilian law, concessions are subject to competitive bidding processes at the end of their respective terms.

2013 Concession Renewal Law

Until 2013, the Brazilian rules governing generation concessions gave concessionaires the right to renew for an additional 20 years concession contracts that were entered into prior to 2003. For transmission and distribution concessions granted after 1995, concessionaires had the right to renew these contracts for an additional 30 years.

On September 11, 2012, the Brazilian federal government enacted the 2013 Concession Renewal Law, which had been preceded by a provisional measure (medida provisória), which significantly changed the conditions under which concessionaires are able to renew concession contracts. Under the 2013 Concession Renewal Law, generation, transmission and distribution concessionaires may renew the concessions that were in effect as of 1995 (and, in the case of generation facilities, generation concession contracts entered into prior to 2003) for an additional period of 30 years (or an additional 20-year period in the case thermal plants), provided that the concessionaire agrees to amend the concession contract to reflect a series of new conditions. Under the 2013 Concession Renewal Law, concessionaires must decide 60 months before the end of each concession term whether to amend and renew a concession contract or to terminate each concession contract at the end of its respective term. For concession contracts expiring within 60 months of September 12, 2012, concessionaires were required to make this decision by October 15, 2012. So far, for our contracts expiring within this period, we have decided not to renew our generation contracts, and we applied and obtained the renewal of our transmission and distribution contracts that were to expire.

For concessionaires of existing generation facilities, the 2013 Concession Renewal Law changes the scope of these concession contracts that are renewed. Previously, a generation concessionaire had the right to sell the energy generated by the facilities subject to its concession for profit. In contrast, generation concessions renewed pursuant to the 2013 Concession Renewal Law will not grant concessionaires the right to sell the energy generated by these facilities. Instead, these concessions will only cover the operation and maintenance of the generation facilities. The energy generated by these facilities will be allocated by the Brazilian federal government in quotas to the regulated market, for purchase by distribution concessionaires. For new generation facilities, on the other hand, the concessionaire will still have the right to sell the energy produced by the generation facility.

In addition to changing the scope of generation concessions, the 2013 Concession Renewal Law establishes a new tariff regime that significantly affects the treatment of amounts to be invested by concessionaires to improve and maintain generation plants. To this effect, several regulations were issued by MME and ANEEL to regulate the compensation due to concessionaires as a result of their investments to improve and maintain generation plants.

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

Generation Concessions

Out of the 18 generation plants we operated in 2015, 14 were operated pursuant to generation concession agreements that were still in effect. The other four generation plants (Capivari Cachoeira, Mourão, Chopim I and Rio dos Patos, with respective installed capacity of 260 MW, 8.2 MW, 1.8MW and 1.7 MW) were plants for which we had concession agreements that expired between 2014 and 2015 and for which we elected not to renew the respective concessions.

The concession agreements for the Capivari Cachoeira HPP (260 MW) and the Mourão I SHP (8.2 MW) expired on July 7, 2015. In accordance with ANEEL rules, Copel GeT will remain responsible for their operation and maintenance pending conclusion of the new competitive bidding process conducted by ANEEL. The energy generated by these plants started being allocated to the regulated market through the quota system, as provided by the 2013 Concession Renewal Law. Until the winner of a new competitive bidding process assumes these plants, Copel will receive a pre-established tariff to operate and maintain these plants, as defined by MME 170/2014 resolution. For the period between July 7, 2015 and January 5, 2016, we received an AGR of (i) R$31.5 million with respect to the Capivari Cachoeira HPP, (ii) R$2.1 million with respect to the Mourão I SHP, and (iii) R$631.9 thousand with respect to the Rio dos Patos HPP.

Although Copel GeT did not elect to renew the original concession for the Capivari Cachoeira HPP, it participated in the new competitive bidding process and won. On January 5, 2016, Copel GeT executed a concession agreement with ANEEL so that it will continue to operate this plant under an operation and maintenance regime until 2045. We paid a total amount of R$574.8 million as signing bonus for this concession agreement.

The Capivari Cachoeira Plant has 260 MW of installed capacity, assured average power of 109 MW and the expected revenue for its operation and maintenance is R$130.9 million per year. 100% of the energy generated by this plant in 2016 will be allocated in quotas to the regulated market, falling to 70% starting on January 1, 2017. Copel GeT will no longer bear the hydrological risk for “assured energy” under the Energy Reallocation Mechanism (MRE) associated with the Capivari Cachoeira Plant.

Additionally, Law No. 13,097/15, enacted in January 2015, changed the installed capacity limit for Hydroelectricity Generation Centers – HGCs and SHPs. After this change, HGCs’ limit installed capacity increased from 1MW to 3MW. As a result, the Chopim I plant, which used to be classified as a SHP, is now a HGC, and no longer needs a concession, but rather a registration with ANEEL.

We expect to participate in the subsequent competitive bidding process for SHP Rio dos Patos concession.

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

The following tables sets forth information relating to the terms as well as the renewals of our main generation hydroelectric, thermoelectric and wind farm plants which original concessions are not yet subject to the 2013 Concession Renewal Law (all of which we hold a direct ownership interest):

Hydroelectric Plants	Initial concession date	First expiration date	Extension Date	Final expiration date
Foz do Areia	May 1973	May 2003	January 2001	May 2023
Apucaraninha	October 1975	October 2005	April 2003	October 2025
Guaricana	August 1976	August 2006	August 2005	August 2026
Chaminé	August 1976	August 2006	August 2005	August 2026
Segredo	November 1979	November 2009	September 2009	November 2029
Derivação do Rio Jordão	November 1979	November 2009	September 2009	November 2029
Salto Caxias	May 1980	May 2010	September 2009	May 2030
Marumbi	March 1956	Under review by ANEEL	Under review by ANEEL	Under review by ANEEL
Mauá (1)	June 2007	July 2042	Not extendable	July 2042
Colíder(2)	January 2011	January 2046	Not extendable	January 2046
Cavernoso II	February 2011	February 2046	Not extendable	February 2046
Baixo Iguaçu(3)	August 2012	August 2047	Not extendable	August 2047

(1) Mauá was constructed by Consórcio Energético Cruzeiro do Sul, of which Copel owns 51.0% and Eletrosul owns the remaining 49.0%

(2) Expected to begin operations in the beginning of 2017.

(3) Under construction by Consórcio Empreendedor Baixo Iguaçu, of which Copel owns 30% and Geração Céu Azul the remaining 70%. It is expected to begin operations in 2018.

Thermoelectric Plants	Initial concession date	First expiration date	Extension date	Final expiration date
Figueira	March 1969	March 1999	June 1999	March 2019

Wind Plants	Initial concession date	First expiration date
Asa Branca I(1)	April 25, 2011	April 24, 2046
Asa Branca II(1)	May 31, 2011	May 30, 2046
Asa Branca III(1)	May 31, 2011	May 30, 2046
Nova Eurus IV(1)	April 27, 2011	April 26, 2046
Santa Maria(1)	May 8, 2012	May 7, 2047
Santa Helena(1)	April 9, 2012	April 8, 2047
Ventos de Santo Uriel(1)	April 9, 2012	April 8, 2047
Boa Vista	April 28, 2011	April 27, 2046
Farol	April 20, 2011	April 19, 2046
Olho D'Água	June 1, 2011	May 31, 2046
São Bento do Norte	May 19, 2011	May 18, 2046
Cutia(2)	January 5,2012	January 4, 2042
Guariju(2)	January 5,2012	January 4, 2042
Jangada(2)	January 5,2012	January 4, 2042
Maria Helena(2)	January 5,2012	January 4, 2042
Potiguar(2)	May 11,2015	May 10,2050
Esperança do Nordeste(2)	May 11,2015	May 10,2050
Paraíso dos Ventos do Nordeste(2)	May 11,2015	May 10,2050
São Bento do Norte I(2)	August 4, 2015	August 3,2050
São Bento do Norte II(2)	August 4, 2015	August 3,2050
São Bento do Norte III(2)	August 4, 2015	August 3,2050
São Miguel I(2)	August 4, 2015	August 3,2050
São Miguel II(2)	August 4, 2015	August 3,2050
São Miguel III(2)	August 4, 2015	August 3,2050

 (1) Wind plants located at Copel’s Brisa Potiguar wind farm complex under construction.

 (2) Wind plants located at Copel’s Cutia wind farm complex under construction.

The following table sets forth information relating to the terms of our generation hydroelectric plants which concessions have already expired but we continue to operate under an operation and maintenance regime until a new competitive bidding process subject to the terms and conditions of the 2013 Concession Renewal Law is concluded with respect to this facilities:

Hydroelectric Plants with Concessions Expired	Initial concession date	First expiration date	Extension Date	Final expiration date
Rio dos Patos(1)	February 1984	February 2014	Not subject to extension	February 2014
Mourão I(2)	January 1964	January 1994	June 1999	July 2015

(1) The concession for Rio dos Patos expired in February 2014 and was not renewed. Until a new competitive bidding process is concluded with respect to this facility, we will continue to operate it under the terms and conditions of the 2013 Concession Renewal Law.

(2) The concession for Mourão I expired in July 7, 2015 and was not renewed. A new competitive bidding process for this plant was won by Enel Green Power in an Aneel auction held on November 25, 2015. Until Enel Green Power executes a concession agreement with ANEEL, we will continue to operate it under the terms and conditions of the 2013 Concession Renewal Law.

The following table sets forth information relating to the terms of our generation hydroelectric plant which concession agreement has been executed under the terms and conditions of the 2013 Concession Renewal Law:

Hydroelectric Plants with Concessions Renewed	Initial concession date	First expiration date	Extension Date	Final expiration date
Capivari Cachoeira	January 2015	January 2045	Not subject to extension	January 2045

The following table sets forth information relating to the terms of our generation hydroelectric plants which, once respective original concession period expires, will no longer be subject to a concession regime but rather to a registration proceeding with the ANEEL.

Hydroelectric Plants	Initial concession date	Concession expiration date	Final expiration date
Chopim I(1)	March 1964	July 2015	Indefinitely
São Jorge	December 1974	December 2024	Indefinitely
Cavernoso	January 1981	January 2031	Indefinitely
Melissa	May 2002	Indefinitely	-
Pitangui	May 2002	Indefinitely	-
Salto do Vau	May 2002	Indefinitely	-

(1) Law No. 13,097/15, enacted in January 2015, changed the capacity limit for Hydroelectricity Generation Centers – HGCs and SHPs. After this change, the HGCs’ limit increased from 1MW to 3MW. As a result, the Chopim I plant, which used to be classified as a SHP, is now a HGC, and no longer needs a concession, just registration with ANEEL.

We also have ownership interests in eight other generation projects. The following table sets forth information relating to the terms of the concessions of the generation facilities in which we had such partial ownership interest as of December 31, 2015.

Generation Facility	Company	Initial concession date	Expiration date	Extension
Dona Francisca hydroelectric power plant	Dona Francisca Energética SA ‒ DFESA	July 1979	August 2033	Possible
Santa Clara and Fundão hydroelectric power plant	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	October 2001	October 2036	Possible
Araucária thermoelectric power plant	UEG Araucária Ltda.	December 1999	December 2029	Possible
Foz do Chopim hydroelectric power plant	Foz do Chopim Energética	April 2000	April 2030	Possible
Carnaúbas(1)	São Miguel do Gostoso I	April 2012	April 2047	Not possible
Reduto(1)	São Miguel do Gostoso I	April 2012	April 2047	Not possible
Santo Cristo(1)	São Miguel do Gostoso I	April 2012	April 2047	Not possible
São João(1)	São Miguel do Gostoso I	March 2012	March 2047	Not possible

(1) Wind plants.

Transmission Concessions

Pursuant to the 2013 Concession Renewal Law and the terms of our transmission concessions, we have the right to request 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 60 months prior to the expiration of the contract in question. Our principal transmission concession, from which we derived 82.1% of our transmission revenues in 2015, has been renewed pursuant to the 2013 Concession Renewal Law, and will therefore now expire in December 2042.

In addition, we have six other concession contracts for transmission lines and substations that are currently in operation, and are set to expire in July 2031, March 2038, November 2039, October 2040, August 2042 and February 2043, respectively. We derived an aggregate of 17.9% of our transmission revenues from these five contracts in 2015. In accordance with the 2013 Concession Renewal Law, each of these contracts can be extended for an additional 30-year period.

We intend to continue requesting extensions for all of our transmission concessions.

The following table sets forth certain information relating to the terms and extension terms of our main transmission concessions (all of which we hold a direct ownership interest):

Transmission Facility	Initial concession Date	First expiration Date	Possibility of extension	Expected (or final) expiration date
Main transmission concession	July 2001	July 2015	Extended	December 2042
Bateias – Jaguariaíva	August 2001	August 2031	Possible	August 2061
Bateias – Pilarzinho	March 2008	March 2038	Possible	March 2068
Foz do Iguaçu – Cascavel Oeste	November 2009	November 2039	Possible	November 2069
Substation Cerquilho III	October 2010	October 2040	Possible	October 2070
Araraquara 2 – Taubaté (1)	October 2010	October 2040	Possible	October 2070
Foz do Chopim - Salto Osorio	August 2012	August 2042	Possible	August 2072
Assis – Paraguaçu Paulista II(1)	February 2013	February 2043	Possible	February 2073
Bateias – Curitiba Norte(1)	January 2014	January 2044	Possible	January 2074
Estreito – Fernão Dias (1)	September 2014	September 2044	Possible	September 2074
Assis - Londrina(1)	September 2014	September 2044	Possible	September 2074
Curitiba Leste – Blumenau Baixo Iguaçu- Realeza	March 2016	March 2046	Possible	March 2076

(1)Facility under construction.

We have ownership interests in ten other transmission projects, through special purpose companies. The following table sets forth information relating to the terms of the concessions of the transmission facilities in which we had such partial ownership interest as of December 31, 2015:

Transmission Facility	Special Purpose Company (SPC)	Initial concession date	First Expiration date	Possibility of Extension	Expected (or final) expiration date
Cascavel Oeste – Umuarama	Costa Oeste Transmissora de Energia S.A	January 2012	January 2042	Possible	January 2072
Nova Santa Rita - Camaquã 3	Transmissora Sul Brasileira de Energia S.A	May 2012	May 2042	Possible	May 2072
Umuarama - Guaira	Caiuá Transmissora de Energia S.A	May 2012	May 2042	Possible	May 2072
Açailândia Miranda II	Integração Maranhense Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Curitiba - Curitiba Leste	Marumbi Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Paranaíta – Ribeirãozinho(1)	Matrinchã Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Ribeirãozinho – Marimbondo II(1)	Guaraciaba Transmissora de Energia S.A	May 2012	May 2042	Possible	May 2072
Barreiras II – Pirapora II(1)	Paranaíba Transmissora de Energia S.A	May 2013	May 2043	Possible	May 2073
Itatiba – Bateias(1)	Mata de Santa Genebra Transmissora S.A	May 2014	May 2044	Possible	May 2074
Estreito – Fernão Dias(1)	Cantareira Transmissora de Energia S.A.	September 2014	September 2044	Possible	September 2074

(1) Facility under construction.

Distribution Concessions

We originally operated our distribution business pursuant to a concession contract that was signed on June 24, 1999 (retroactive to July 7, 1995), and was set to expire on July 7, 2015. Under the 2013 Concession Renewal Law, we had the right to renew this concession for an additional 30-year period by accepting an amendment to the concession contract. Notwithstanding the changes introduced by the 2013 Concession Renewal Law, we concluded that the renewal of our distribution concession in accordance with the 2013 Concession Renewal Law would not materially affect our results of operations. Accordingly, after a careful evaluation of the conditions imposed by the Brazilian federal government for the extension of our distribution concession, we decided to request the renewal of this contract and our renewal request was approved by the MME on November 11, 2015. On December 2, 2015, we have executed the fifth amendment to the public Electricity Distribution Service Concession Agreement No. 46/1999 of Copel Distribuição S.A.

 This amendment imposes efficiency conditions to Copel Distribuição that are measured through two different metrics: quality of the service and economic-financial sustainability of the company. Failure to comply with any of these metrics (a) for two consecutive years within the first four years of this renewed concession or (b) in the fifth year of this concession, may, in each case, result in the termination of our distribution concession. From January 1, 2021 on, failure to comply with the quality indicator for three consecutive years or the economic-financial sustainability indicator for two consecutive years may also result in the termination of the distribution concession.

Additionally, non-compliance with quality indicator targets for two consecutive years or three times in five years may lead to restrictions in the payment of dividends and interest on equity, while non-compliance with the economic-financial sustainability indicators may require capital contributions from Copel Distribuição controlling shareholders.

The table below presents the economic and financial and quality indicators established for the first five years after the execution of this amendment.

	Economic and Financial Indicators	Quality Indicators (1)
Year		DECi(2)	FECi(2)
2016	N/A	13.61	9.24
2017	EBITDA(3) ≥ 0	12.54	8.74
2018	EBITDA (-) QRR(4) ≥ 0	11.23	8.74
2019	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(0.8*SELIC6)	10.12	7.74
2020	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(1.11*SELIC6)	9.83	7.24

   (1) According to ANEEL’s Technical Note No. 0335/2015.

   (2) DECi – Duration of outages per customer per year (in hours); and FECi – Frequency of outages per customer per year (number of outages).

   (3) Earnings before interest, tax depreciation and amortization, as calculated according to ANEEL regulations.

 (4) QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodic Tariff Review (RTP), plus the General Market Price inflation index (IGP-M) between the month preceding the Periodic Tariff Review and the month preceding the twelve-month period of the economic and financial sustainability measurement.

   (5) As calculated according to ANEEL regulations.

   (6) Selic base rate: limited to 12.87% per year.

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
•

customers with demand of at least 500 kW that opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants, biomass projects, solar plants and others.

As of December 31, 2015, we had 28 (twenty eight) Free Customers, representing approximately 5.7% of our consolidated operating revenue and approximately 14% of the total quantity of electricity sold by us. Through March 31, 2016, we had signed five additional agreements with Free Customers. Our contracts with Free Customers are typically for periods of greater than two and less than five years.

Approximately 6.3% of the megawatts sold under contracts to such customers are set to expire in 2016. In addition, as of December 31, 2015, we had 58 customers that were eligible to purchase energy as Free Customers. These customers represented approximately 5.6% of the total volume of electricity we sold in 2015, and approximately 7.5% of our total operating revenue from energy sales for that year.

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

We request and renew our environmental licenses in accordance with the environmental regulation issued by applicable federal, state and municipal level authorities. We are in compliance with material environmental regulations and our more recent (post-1986) generation, transmission and distribution projects are in compliance with federal, state and municipal regulations.

During 2015, we implemented the necessary environmental and social plans for the development and operation of our local assets related to generation, transmission and distribution.

To reinforce our commitment to environmental, social and economic sustainability, we are signatories to the United Nations Global Compact, and we actively seek to implement the principles of the Global Compact in our daily activities and our corporate culture.

PLANT, PROPERTY AND EQUIPMENT

Our principal properties consist of the generation and telecommunications facilities described in “Business—Generation and Purchasers of Energy”. Of the net book value of our total property, plant and equipment at December 31, 2015 (including construction in progress), generation facilities represented 71.4%, wind farms represented 13.4%, telecommunications represented 5.9%, Elejor represented 5.0%, and Araucária Thermoelectric plant represented 4.3%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

THE EXPROPRIATION PROCESS

Although we receive concessions from the Brazilian government to construct hydroelectric facilities, we do not receive title to the land on which the facilities are to be located. In order for us to construct, the land must be expropriated. The land required for the implementation of a hydroelectric facility may only be expropriated pursuant to specific legislation. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of expropriation disputes. At December 31, 2015, we estimated our liability related to the settlement of such disputes to be approximately R$57.4 million. This amount is in addition to amounts for land expropriation included in each of our hydroelectric facility budgets.

The Brazilian eLECTRIC Power Industry

General

In December 2015, the MME approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 206.4 GW by 2024, of which 56.7% is projected to be hydroelectric, 14.5% is projected to be thermoelectric, 1.6% is projected to be nuclear and 27.3% is projected to be from alternative energy sources such as wind, biomass and small hydroelectric plants.

Approximately 34% of the installed power generating capacity of Brazil is currently owned by Eletrobras (including its wholly-owned subsidiary Eletronuclear and its 50% participation interest in Itaipu). Through its subsidiaries, Eletrobras is also responsible for 55% of the installed transmission capacity equal or above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de São Paulo – CESP, Companhia Energética de Minas Gerais – CEMIG and us, among others.

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

Electric Energy Trading Chamber – CCEE

The CCEE (Câmara de Comercialização de Energia Elétrica) is a non-profit, private entity subject to authorization, inspection and regulation by ANEEL. The CCEE is responsible for, among other things, (i) registering all energy purchase agreements in the regulated market, Contratos de Comercialização de Energia no Ambiente Regulado (“CCEAR”) and in the free market, and (ii) accounting for and clearing short-term transactions. The CCEE is composed of holders of concessions, permissions and authorizations in the electricity industry and Free Customers, and its board of directors is composed of four members appointed by these agents and one by the MME, who is the chairman of the board of directors.

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

Eletrobras

Eletrobras serves as a holding company for the following federally-owned energy companies: Companhia Hidro Elétrica do São Francisco – CHESF, Furnas, Eletrosul, Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, Companhia de Geração Térmica de Energia Elétrica – CGTEE and Eletrobras Termonuclear S.A. – Eletronuclear, Eletrobras Amazonas Energia, Eletrobras Distribuição Roraima, Eletrobras Distribuição Alagoas, Eletrobras Distribuição Piauí, Eletrobras Distribuição Rondônia, Eletrobras Distribuição Acre, Celg Distribuição (Celg D), Cepel and Itaipu Binacional. Eletrobras manages funds generated by some of the regulatory charges, as well as the commercialization of energy from Itaipu and from alternative energy sources, under the Proinfa Program.

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

•

In 2012, the Brazilian government enacted two Provisional Measures that brought important changes to the Brazilian electricity regulatory framework: (i) Provisional Measure No. 577, dated as of August 29, 2012 (converted into Law No. 12,767 dated as of December 27, 2012); and (ii) Provisional Measure No. 579, dated September 11, 2012 (converted into the 2013 Concession Renewal Law). Provisional Measure No. 577 established the obligation of the granting authority to render electricity services in the event of termination of an electricity concession, as well as new rules related to the intervention by the granting authority in electricity concessions to ensure adequate performance of utility services. The 2013 Concession Renewal Law established new rules that changed concessionaires’ ability to renew concession contracts. Under this Law, generation and distribution concessionaires may renew their concession contracts that were in effect as of 1995 and transmission concessionaires may renew their concession contracts that were in effect prior to and as of 1995 for an additional period of 30 years, provided that the concessionaires agree to amend the concession contracts to reflect a new tariff regime to be established by ANEEL. See “Concessions”.

•

In 2015, the Brazilian government enacted Provisional Measure No. 688, dated as of August 18, 2015, converted into Law No. 13,203, dated as of December 8, 2015, to revise the allocation of the hydrological risks borne by hydroelectric power plants that share hydrological risks under Energy Reallocation Mechanism. See “Energy Reallocation Mechanism”. In 2014 and 2015, given poor hydrological conditions, the MRE participants generated less electricity than their assured energies, which was confirmed by a significant decrease of the Generating Scaling Factor (“GSF”), a measurement of the proportion between the electricity generated by the MRE participants and their respective assured energy. These generation deficits resulted in losses for the MRE participants given their exposure to hydrological risks. As a consequence, Law No. 13,203 established an optional mechanism that allows each generation plant to transfer these risks to final costumers upon payment of a risk premium to the Brazilian federal government, as well as certain temporary extensions of generation concessions to compensate for losses in 2015. We decided to opt in with respect to all of Copel GeT´s and Elejor´s eligible Energy Agreements under this new hydrological risk allocation mechanism, which represented approximately 16% of Copel GeT´s total assured energy.

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

The New Industry Model Law

In 2004, the New Industry Model Law introduced material changes to the regulation of the electric energy industry, in order to (i) provide incentives to private and public entities to build and maintain generation capacity, and (ii) ensure the supply of electricity in Brazil at low tariffs through a competitive electricity public bidding process. The key elements of the New Industry Model Law include:

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

Electricity purchases are generally made through two types of bilateral agreements: Energy Agreements (Contratos de Quantidade de Energia) and Availability Agreements (Contratos de Disponibilidade de Energia). Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that its electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, which could interrupt the supply of electricity. In such case, the generator would be required to purchase electricity elsewhere in order to comply with its supply commitments. Under an Availability Agreement, a generator commits to make a certain amount of capacity available to the regulated market. In such case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage.

Upon the enactment of the 2013 Concession Renewal Law, a third method for purchase of energy was established in the regulated market: allocation of energy quotas, as defined by the ANEEL. The plants that have had their concession renewed under the 2013 Concession Renewal Law lost the right to sell their energy, and from now on will only receive compensation under the energy quota system as a result of the operation and maintenance of such facilities. As a result, energy generated by these generation concessionaries are passed on to distributors at a lower cost through quotas that match the size of the markets served.

For the generation plants with expired concessions, which were then subject to a new competitive bidding process, the winner of the competitive bidding process is required, for the first year of this concession, to allocate 100% of the energy generated by this plant in quotas to the regulated market, as provided by the 2013 Concession Renewal Law, falling to 70% by the second year of the concession, with the remaining 30% available for the generation concessionaire to sell in the market.

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

With respect to the granting of new concessions, regulations provide that bids for new hydroelectric generation facilities may include, among other things, the minimum percentage of electricity to be supplied in auctions in the regulated market. Concessions for new generation projects, such as Mauá and Colíder, in our case, are non-renewable, meaning that upon expiration, the concessionaire must again complete a competitive bidding process.

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

Since 2004, CCEE has conducted twenty-two auctions for new generation projects, fifteen auctions for energy from existing power generation facilities, eight auctions for reserve energy in order to increase energy supply security, three auctions from alternative energy sources and eighteen auctions for market adjustments. No later than August 1 of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the five subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and determines which generation companies will participate in the auction. The auction is carried out electronically in two phases.

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

The 2013 Concession Renewal Law established that generation concessions not renewed (which were entered into prior to 2003) would be subject to a new competitive bidding process and that the energy generated by these facilities will be allocated by the Brazilian federal government in quotas to the regulated market, for purchase by distribution concessionaires. On November 25, 2015, ANEEL carried out a competitive bidding process for the grant of new 30-year concessions of 29 hydroelectric plants in accordance with the 2013 Concession Renewal Law. Until December 31, 2016, 100% of the electricity generated by such 29 hydroelectric plants must be destined to the regulated market and, as of January 1, 2017, such percentage will be reduced to 70%.

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

Elimination of Self-Dealing

Since the purchase of electricity for captive customers is now performed through auctions in the regulated market, “self-dealing” (under which distributors were permitted to meet up to 30% of their energy needs using energy that was either self-produced or acquired from affiliated companies) is no longer permitted.

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

Each distribution company’s concession agreement provides for an annual readjustment (reajuste anual). In general, Parcel A costs are fully passed through to customers. Parcel B costs, however, are only adjusted for inflation in accordance with the IPCA Index, minus the X factor.

Electricity distribution concessionaires are also entitled to periodic tariff revisions (revisão periódica) every four or five years. These revisions are aimed at (i) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for services provided within the scope of each such company’s concession and (ii) determining the “X factor”. Our renewed distribution concession stipulates a periodic tariff revision every five years.

The X factor for each distribution company is calculated based on the following components:

•         P, based on the concessionaire’s productivity, which is measured in terms of increases in assets (kms of power grid), total volume of energy sold, and the number of Final Customers to which energy is sold;

•         T, based on the trajectory of the concessionaire’s operating costs, measured as the difference between the cost benchmarks established by ANEEL and the concessionaire’s actual operating costs; and

•         Q, based on quality target indicators that measure the interruption of energy supply to Final Customers, and other quality indicators.

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

In accordance with this model, a green, yellow or red flags, as determined by ANEEL, is included in invoices sent to Final Customers, reflecting nationwide hydrological conditions (except for the States of Roraima). If a green flag is added into Final Customers’ invoices due to satisfactory hydrological conditions, no additional charges are added. On the other hand, if these invoices contain yellow or red flags, this will indicate that distribution concessionaires are facing higher variable costs from the acquisition of electricity and have passed certain on to Final Customers.

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

In 2002, the Brazilian government established the Proinfa Program to encourage the generation of alternative energy sources. Under the Proinfa Program, Eletrobras shall purchase the energy generated by alternative sources for a period of 20 years. In its initial phase, the Proinfa Program is limited to a total contracted capacity of 3,300 MW. In its second phase, which will start after the 3,300 MW cap has been reached, the Proinfa Program intends to purchase up to 10% of Brazil’s annual electric energy consumption from alternative sources. The first phase of the Proinfa program commenced in 2004 and it so far has supported the construction of 119 alternative energy plants with a total capacity of 2,649.8 MW.

Energy Sector Regulatory Charges

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

CDE

In 2002, the Brazilian government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE Account”). The CDE Account is funded by (i) annual payments made by concessionaires for the use of public assets, (ii) penalties and fines imposed by ANEEL, (iii) the annual fees paid by agents offering electric energy to Final Customers, by means of an additional charge added to the tariffs for the use of the transmission and distribution grids and (iv) the credits held by the federal government against Itaipu. The CDE Account was originally created, amongst others, to promote the availability of electric energy services to all of Brazil and the competitiveness of the energy produced by alternative sources. The CDE is regulated by the executive branch and managed by Eletrobras. This charge had been substantially reduced by the 2013 Concession Renewal Law (approximately 75% compared to its December 31, 2011 amount) in an attempt to reduce the cost of electricity paid by Final Customers, among others. The 2013 Concession Renewal Law also allowed the funds from the RGR Fund to be transferred to the CDE Account, provided that the Federal Treasury would also contribute with the CDE Account and permitted the funds deposited in the CDE Account to be used in support of the electricity generation program in non-integrated electric grids (sistemas elétricos isolados) as well as to partially offset the increased costs borne by distribution concessionaires for the purchase of energy in the spot market as a result of the non-renewal of generation concessions due to the 2013 Concession Renewal Law.

On March 7, 2014, the Brazilian government also permitted the transfer to distribution concessionaires of funds deposited in the CDE Account to cover their respective costs arising from the involuntary exposure to the spot market in January 2014 as a result of poor hydrological conditions in 2013 and 2014, which mandated the acquisition of thermoelectric energy at higher prices in the spot market, costs which distribution concessionaires were not able to pass on to final customers through regular Retail Tariffs prior to formal tariffs periodic revisions made by ANEEL.

                Distribution concessionaries will be able pass on to its Final Customer a CDE Account charge, to the extent necessary to repay their respective financing obligations contracted by the CCEE through the ACR Account. See “Regulated Market Account – ACR Account.”

On February 27, 2015, ANEEL approved a significant increase of the CDE fee charged to cover all these additional costs supported by the CDE Account, which were aggravated by the lack of contribution from the Brazilian Federal Treasury. ABRACE, an association of Free Customers filed lawsuits to contest the increase of the CDE fee and this litigation remains ongoing. Since July 2015, the Free Customers associated with ABRACE benefit from an injunction suspending the increase of the CDE fee. Associations of distributors of energy (including ABRADEE, with whom Copel Distribuição is associated), also obtained injunctions suspending its obligation to withhold such CDE fees while ABRACE´s injunction remains in force.

Regulated Market Account – ACR Account.

On April 2014, the Brazilian government created the Regulated Market Account, Conta no Ambiente de Contratação Regulada – Conta-ACR (“ACR Account”), to assist distribution concessionaires to cover their respective costs for the acquisition of thermoelectric energy for the period from February 2014 to December 2014, incurred as a result of poor hydrological conditions. Distributors incurred higher costs as a result of adverse hydrological conditions because they were required to buy thermoelectric energy at higher prices in the spot market, and were unable to pass all these costs on to final customers prior to a formal tariff periodic revision made by ANEEL. To fund the ACR Account, the Brazilian federal government authorized the CCEE to enter into credit agreements with certain Brazilian financial institutions. An aggregate of R$21.7 billion, composed of nine tranches, has been deposited in the ACR Account. Distribution concessionaires will repay this financing contracted by the CCEE through the application of monthly additional CDE Account charges to its Final Customers, for a period of 54 months, following the completion of their respective tariff adjustment procedures in 2015. In 2015, the CCEE did not release to us funds from the ACR Account.

Itaipu Transmission Fee

The Itaipu Hydroelectric Plant has an exclusive transmission grid and is not part of the Interconnected Transmission System. Companies that are entitled to receive electricity from Itaipu pay a transmission fee in an amount equal to their proportional share of the Itaipu generated electricity.

Use of Water Resources Tax

Holders of concessions and authorizations that allow for the exploitation of water resources must pay a total tax of 6.75% of the value of the energy they generate, which for purposes of this calculation is based on a rate set by ANEEL. Beginning on January 1, 2016, ANEEL set this rate at R$93.35/MWh. The proceeds of this tax are shared among the states and municipalities where the plant or the plant’s reservoir is located, as well as with certain federal agencies.

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

Each hydroelectric plant which has its concession contract renewed in accordance to 2013 Concession Renewal Law will no longer participate in the MRE, and the hydrological risk from those plants will be borne by the distribution concessionaires under the National Interconnected Power Grid. For the generation plants with expired concessions, which were subject to a new competitive bidding process under the 2013 Concession Renewal Law, the 30% of generated energy available for the generation concessionaire to sell in the market starting on the second year of its concession is also subject to the MRE hydrological risk allocation mechanism. This risk does not impact our distribution business, since we are allowed to increase the tariffs of our distribution customers to compensate any costs arising from this hydrological risk.

Research and Development

The companies holding concessions and permissions for distribution of electricity must invest a minimum of 0.50% of their annual net operational revenues in research and development and 0.50% in energy efficiency programs. Beginning on January 1, 2023, these percentages will become 0.75% and 0.25%, respectively.

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

•         40% to the Ministry of Sciences and Technology, to be invested in national research and development projects; and

•         20% to the MME, to defray EPE.

In 2015, we spent R$72.9 million on research and development, while in 2014 we spent R$33.5 million and in 2013 we spent R$42.8 million.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The information presented below has been derived from our consolidated statement of income for the years ended December 31, 2015, 2014 and 2013 that have been prepared in accordance with IFRS as issued by the IASB. For more information see “Presentation of Financial and Other Information” and Note 3 to our audited consolidated financial statements for the year ended December 31, 2015.

OVERVIEW

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003, an economic recovery that led to consistent growth from 2004 to 2009. Since then, the Brazilian GDP growth has fluctuated, from 2.3% in 2013, to 0.1% in 2014, and a decrease of 3.8% in 2015.

The following table shows selected economic data for the periods indicated:

	Year ended December 31,
	2015	2014	2013
Inflation (IGP-DI)	10.70%	3.78%	5.52%
Appreciation (depreciation) of the real vs. U.S. dollar	(31.98)%	(11.81)%	(12.77)%
Period-end exchange rate – US$1.00(1)	3.9048	2.6562	2.3426
Average exchange rate – US$1.00	3.3876	2.3599	2.1741
Change in real GDP	(3.8)%	0.1%	2.3%
Average interbank interest rates(2)	13.46%	10.83%	8.18%

(1) The real/U.S. dollar exchange rate at April 15, 2016 was R$3.5276 per US$1.00.

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

Sales to Final Customers (which include sales by our distribution business to captive customers and sales by our generation business to Free Customers) represented approximately 55.4% of the volume of electricity we made available in 2015, and accounted for 65.6% of our energy sales revenues. Almost all of such sales were to captive customers. For more information, see “Item 4. Information on the Company — The Brazilian Electric Power Industry — Distribution Tariffs”. In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery of these costs is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

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

•

In March 2015, ANEEL approved an extraordinary revision due to a series of events that significantly impacted the distribution concessionaires’ costs, which were not originally foreseen in the 2014 Retail Tariff increase, such as the increase of Itaipu tariffs (46.14%) and higher prices to purchase energy in recent energy auctions. Copel Distribuição’s average tariff revision approved by ANEEL was 36.79% starting from March 02, 2015. Of this total, 22.14% relates to CDE Account charges that have been passed to customers and 14.65% relates to (i) Itaipu’s tariff increase and (ii) the higher prices paid by us to purchase energy in recent energy auctions that have been passed to customers.

•

In June 2015, ANEEL authorized the annual readjustment of Copel Distribuição’s tariff to Final Customers, increasing them by an average of 15.32%, of which (a) 20.58% related to the inclusion of the financial components, which will be recovered in the 12 months subsequent to the adjustment (including the amount of R$935.3 million corresponding to the deferrals in 2013 and 2014), (b) 0.34% related to the restatement of Portion B, (c) -3.25% related to the adjustment of Portion A, and (d) -2.35% reflecting the removal of the financial components from the previous process. The adjustment was fully applied to Copel Distribuição’s tariffs as of June 24, 2015.

Purchase and Resale of Energy

Our distribution business purchases energy from generation companies and resells this energy to Final Customers at regulated rates. For more information, see “Item 4. Information on the Company— Business—Generation” and “Item 4. Information on the Company—Business—Purchases”. Our major long-term contracts or purchase obligations are described below.

•

We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2015, our electricity purchases from Itaipu amounted to R$1,567.8 million.

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

Impact of the CRC Account

One of our most significant assets consists of the obligations of the State of Paraná under an agreement that was last amended in January 2005. These obligations derive from amounts we were entitled to recover under a prior regulatory regime, and as a result they are referred to as the recoverable rate deficit account or “CRC Account” (Conta de Resultados a Compensar). As of December 31, 2015, the outstanding balance of the CRC Account was R$1,383.2 million. The balance is adjusted for IGP-DI plus interest at 6.65%, and is payable in monthly installments until April 2025. If the State of Paraná fails to make payments on a timely basis, we may apply dividends we owe to the State of Paraná in its capacity as our shareholder against amounts it owes us under the CRC Account agreement. For additional information, see Note 8 to our audited consolidated financial statements.

Special Obligations

The contributions received from the federal government and our customers exclusively for investment in our generation assets, transmission and distribution grid are named as special obligations. We record the amount of these contributions on our statement of financial position as a reduction of our intangible and financial assets, under the caption “special obligations”, and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions is offset against intangible and financial assets. The amount we recorded as special obligations as of December 31, 2015 was R$2,871.8 million as a reduction of intangible assets and R$75.7 million as a reduction of financial assets.

CRITICAL ACCOUNTING POLICIES

In preparing our financial statements, we make estimates concerning a variety of matters as referred to in Note 3.4 to our audited consolidated financial statements. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. We have discussed in “Overview” above certain accounting policies relating to regulatory matters. In the discussion below, we have identified several other matters for which our financial information would be materially affected if either (i) we reasonably used different estimates or (ii) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion below addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. Please see Note 3.4 to our audited consolidated financial statements included herein for a more detailed discussion of the application of these and other accounting policies.

Property, Plant and Equipment

We have adopted the deemed cost methodology to determine the fair value of Copel Geração e Transmissão’s property, plant and equipment, specifically for the generation business as of the date of transition of our financial statements to IFRS (January 1, 2009). These assets are depreciated according to the linear method based on annual rates set forth and reviewed periodically by ANEEL, which are used and accepted by the market as representative of the economic useful life of the assets related to concession’s infrastructure, limited to the term of said concession, when applicable. The estimated useful life, the residual amounts, and depreciation are reviewed as of each reporting date, and the effect of any changes in estimates is recorded prospectively.

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

As described above, we recognized financial assets in connection with these transmission concessions. However, we renewed the Concession Agreement 060/2001 pursuant to the 2013 Concession Renewal Law, which required that we accept certain amendments to this concession contract. See “Item 4. Information on the Company—Concessions.” One of the effects of these amendments is that we no longer recognize financial assets for concessions renewed pursuant to the 2013 Concession Renewal Law, because the scope of the concession has been narrowed to cover only maintenance and operation of the transmission facilities. As a result, the financial assets we had previously recognized for concessions that were renewed pursuant to the 2013 Concession Renewal Law were converted into a receivable, since the Granting Authority has an obligation to pay these amounts. As of December 31, 2015, the amount recorded in “Accounts Receivable Related to the Concession Extension” account totaled R$219.6 million, of which R$160.2 million relates to the accounting value of transmission assets that were constituted before May 2000, and R$59.4 million relates to the residual amount of generation assets which concessions expired in 2015.

Generation concessions are deemed outside the scope of IFRIC 12 and are accounted for under other applicable IFRS.

In addition to our financial assets and intangible assets, under IFRS we also recognize construction revenues and construction costs for construction activities we perform in connection with our distribution and transmission concessions. Our distribution business outsources power distribution infrastructure construction. As a result, under IFRS we recognize construction costs and revenues in roughly the same amounts. In contrast, since our transmission business performs much of our transmission infrastructure construction, we recognize construction revenue in amounts that exceed construction costs. The resulting margin for our transmission business’ construction revenue was 1.65% in 2015 and 2014, and is calculated based on a methodology that takes into account business risk.

The determination of the amortization term of our intangible assets and the fair value of our financial assets in connection with our concession contracts is subject to assumptions and estimates, and the use of different assumptions could affect the amounts we recognize. The estimated useful lives of the underlying assets, as well as the rate of return of the financial assets also require significant assumptions and estimates. Different assumptions and estimates and changes in future circumstances could have a significant impact on our results of operations. Additional information on the accounting for intangible and financial assets arising from concession agreements is contained in Notes 4.3.10 and 4.7 to our audited consolidated financial statements.

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

As a result of an amendment to our distribution concession agreement executed on December 10, 2014, we recognized on December 31, 2015 a financial asset in the amount of R$1,045.7 million (R$1,041.1 million in 2014), which represents our net balance of sectorial financial assets and liabilities. This amendment added a guarantee that, if the concession is extinguished for any reason, the residual amounts of items of Parcel A costs and other financial components that have not been recovered or returned via tariff shall be incorporated in the calculation of the indemnification amount by the granting authority. For more information, see Note 9 to the audited consolidated financial statements.

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

We claimed a credit based on energy purchased from Itaipu during the energy rationing period that occurred in 2001, when there was a significant difference between the purchase price of Itaipu energy and energy sold at a loss in the spot market. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2015, we had provisions of R$46.3 million to cover probable losses related to these other lawsuits.

Provision for Risks (Labor, Civil, Tax and Environmental Claims)

Our subsidiaries and we are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and environmental claims.

We account for risks based on the determination that it is more likely than not that a future event will confirm that an asset has been impaired or a liability has been incurred at the reporting date, and the amount of loss can be reasonably estimated. By their nature, risks will only be resolved when a future event or events occur or fail to occur, typically such events will occur a number of years in the future. The evaluation of these risks is performed by our internal and external legal counsel. Accounting for risks requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to risks could change as new developments occur or more information becomes available. The outcome of the risks could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. The provision for contingencies as of December 31, 2015 amounted to R$1,494.9 million, of which R$327 million was related to tax proceedings, R$598.6 million was related to civil claims, R$408.1 million was related to labor claims, R$104.5 million was related to employee benefits, R$55.7 million was related to regulatory proceedings and R$0.9 million was related to environmental claims.

As of December 31, 2015, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims that cannot be evaluated in the current stage of proceedings, classified as possible losses, was approximately R$3,971.6 million, of which R$605.1 million correspond to labor claims; R$73.3 million to employee benefits; R$646.4 million to regulatory claims; R$1,170 million to civil claims; and R$1,476.8 million to tax claims. For more information, see Note 29 to our audited consolidated financial statements.

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

In 2015, we recorded expenses in the amount of R$254.3 million for our pension and health care plans. We estimate that we will incur expenses in the amount of R$129.7 million in 2016 (according to actuarial calculations), plus the monthly costs of defined-contribution plans.

Deferred Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing rates. We regularly review our deferred tax assets for recoverability variable contribution plan income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to derecognize all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. The taxes balances subject to the federal taxing department inspection are those constituted over the last five years.

ANALYSIS OF ELECTRICITY SALES AND COST OF ELECTRICITY PURCHASED

The following table sets forth the volume and average rate components of electricity sales and purchases for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
Electricity Sales
Sales to Final Customers
Average price (R$/MWh):(1)
Industrial customers(2)	231.79	180.95	151.77
Residential customers	361.03	305.85	260.52
Commercial customers	300.19	245.25	210.80
Rural customers	232.59	164.33	145.06
Other customers(3)	237.18	187.03	161.34
All customers(2)	278.05	224.79	190.91
Volume (GWh):
Industrial customers(2)	10,823	10,841	10,675
Residential customers	6,957	7,267	6,888
Commercial customers	5,542	5,482	5,086
Rural customers	2,256	2,252	2,081
Other customers(3)	2,371	2,382	2,278
All customers(2)	27,949	28,224	27,008
Total revenues from sales to Final Customers (millions of R$)	7,771	6,344	5,156
Sales to distributors(4)
Average price (R$/MWh)(1)	248.64	292.96	135.65
Volume (GWh)(5)	14,909	14,920	14,242
Total revenues (millions of R$)	3,707	4,370.8	1,932.0
Electricity Purchases
Purchases from Itaipu
Average cost (R$/MWh)(6)	263.89	128.81	117.54
Volume (GWh)	5,941	5,870	5,193
Percentage of total Itaipu production purchased	7.6	7.6	5.8
Total cost (millions of R$)(7)	1,567.8	756.1	610.4
Purchases from Angra
Average cost (R$/MWh)	168.04	149.31	135.67
Volume (GWh)	1,051	1,046	1,050
Total cost (millions of R$)(7)	176.5	156.2	142.5
Purchases from CCGF
Average cost (R$/MWh)	30.09	32.34	32.07
Volume (GWh)	3,873	1,315	1,272
Total cost (millions of R$)(7)	116.5	42.5	40.8
Purchases from others(4)
Average cost (R$/MWh)	287.03	222.47	163.32
Volume (GWh)	15,556	19,517	16,691
Total cost (millions of R$)(7)	4,465	4,342	2,726

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

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

The following table summarizes our results of operations for the years ended December 31, 2015, 2014 and 2013.

Our consolidated financial statements present our operating costs of sales and services provided by function. However, in accordance with IFRS, Note 32 of our audited consolidated financial statements presents this information according to the nature of the operating cost or expense. For ease of understanding, the analysis below reflects the information presented by nature.

	Year ended December 31,
	2015	2014	2013
	(R$ million)
Operating Revenues:
Electricity sales to Final Customers:	5,746.9	4,371,2	3,344.6
Residential	1,804.7	1,429.6	1,074.1
Industrial	2,049.5	1,563.1	1,263.1
Commercial, services and other activities	1,156.0	838.3	626.9
Rural	339.3	260.8	165.1
Other classes	397.5	279.4	215.4
Electricity sales to distributors	3,707.4	4,370.8	1,932.3
Use of main distribution and transmission grid	2,388.5	2,237.5	2,029.0
Residential	707.0	793.0	720.3
Industrial	459.2	398.6	357.1
Commercial, services and other activities	507.7	506.2	445.3
Rural	185.4	109.3	136.8
Other classes	164.9	166.2	152.0
Other distribution and transmission revenue	364.3	264.2	217.5
Construction revenues	1,196.3	1,279.0	1,076.1
Revenues from telecommunications	209.9	165.5	141.3
Distribution of piped gas	526.4	391.3	368.6
Sectorial financial assets and liabilities result	858.2	1,033.9	-
Other operating revenues	94.5	69.3	288.3
	14,728.1	13,918.5	9,180.2
Cost of sales and services provided:
Electricity purchased for resale	(6,032.9)	(5,080.6)	(3,325.7)
Charge of main distribution and transmission grid	(919.8)	(384.8)	(407.3)
Personnel and management	(1,168.9)	(1,052.8)	(1,096.3)
Pension and healthcare plans	(254.3)	(201.6)	(176.2)
Material and supplies	(76.7)	(74.4)	(70.5)
Materials and supplies for power electricity	(199.3)	(150.8)	(27.2)
Natural gas and supplies for gas business	(1,176.1)	(1,469.8)	(295.7)
Third-party services	(519.5)	(424.5)	(423.5)
Depreciation and amortization	(676.5)	(629.9)	(603.2)
Accruals and provisions	(210.8)	(1,203.7)	(199.6)
Construction cost	(1,251.0)	(1,285.9)	(1,088.3)
Other costs and expenses	(426.1)	(392.6)	(343.6)
	(12,911.9)	(12,351.4)	(8,057.0)
Equity in earnings of associates and joint ventures	92.5	159.9	113.6
Financial results	(110.9)	130.6	269.7
Profit before income tax and social contribution	1,797.8	1,857.6	1,506.5
Income tax and social contribution on profit	(532.2)	(522.0)	(405.1)
Net income for the year	1,265.6	1,335.6	1,101.4
Net income attributable to controlling shareholders	1,192.7	1,206.0	1,072.5
Net income attributable to non-controlling interest	72.8	129.6	28.9
Other comprehensive income	291.3	90.0	(129.1)
Comprehensive income	1,556.9	1,425.6	972.3
Comprehensive income attributable to controlling shareholders	1,483.6	1,297.2	943.4
Comprehensive income attributable to non-controlling interest	73.3	128.4	28.9

Results of Operations for 2015 Compared with 2014

Operating Revenues

Our consolidated operating revenues increased by 5.8%, or R$809.6 million, in 2015 compared to 2014. This increase reflected an increase of R$1,375.7 million in electricity sales to Final Customers; an increase of R$151 million in revenues from the use of our main transmission grid; an increase of R$135.1 million in revenues from distribution of piped gas; an increase of R$44.5 million in telecommunications revenues, and an increase in R$24.9 million in other operating revenues. These increases were partially offset by a decrease of R$663.3 million in electricity sales to distributors, a decrease of R$175.7 million in sectorial financial assets and liabilities and a decrease of R$82.7 million in construction revenues.

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 31.5%, or R$1,375.7 million, to R$5,746.9 million in 2015 compared with R$4,371.2 million in 2014, primarily due to (i) an extraordinary average tariff adjustment of 36.8% in March 2015 and (ii) an increase of 15.3% from June 24, 2015 in the average tariff paid by Final Customers.

The volume of energy sold to Final Customers in 2015 decreased by 1.0% in 2015 compared with 2014:

•

The volume of electricity sold to residential customers decreased by 4.3% in 2015 compared to 2014. This decrease was primarily due to a decrease in average income in the State of Paraná and increased costs of energy following the extraordinary tariff revision in March 2015 and the periodic tariff readjustment in June 2015.

•

The volume of electricity sold to industrial customers, including both captive customers and Free Customers, decreased by 0.2% in 2015 compared with 2014, primarily due to the expiration of a contract with a Free Customer.

•

The volume of electricity sold to commercial customers, including both captive customers and Free Customers, increased by 1.1% in 2015 compared with 2014. This increase was mainly due to an increase of 2.1% in the number of commercial customers.

•	The volume of electricity sold to rural customers increased by 0.2% in 2015 compared to 2014. This increase is mainly due to the positive performance of agribusiness in the State of Paraná.

Electricity Sales to Distributors. Our revenues from electricity sales to distributors decreased by 15.2%, or R$663.3 million, to R$3,707.4 million in 2015 compared with R$4,370 million in 2014. This decrease was mainly caused by a decrease in our revenues for energy sold to distributors in the spot market (CCEE), which decreased by R$827.7 million, or 27.7%, to R$2,159.4 million in 2015 from R$2,987.1 million in 2014, mainly due to (i) lower prices of energy sold in the spot market (CCEE) in 2015 compared to 2014 and (ii) a reduction in the volume of energy generated by the Araucária Thermoelectric plant.

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid increased by 6.7%, or R$151 million, to R$2,388.5 million in 2015 compared with R$2,237.5 million in 2014. This increase was principally due to: (i) adjustment of the Permitted Annual Revenue of our transmission assets to reflect inflation and operations of new transmission assets and (ii) tariff increases applied by Copel Distribuição, partially offset by the 2% decline in the grid market of Copel Distribuição.

Construction revenues. Our revenues from construction decreased by 6.5%, or R$82.7 million, to R$1,196.3 million in 2015 compared with R$1,279 million 2014. This decrease was mainly due to reduced investments in infrastructure, reflecting the completion of certain projects by Copel Distribuição in 2014 and 2015. Construction revenue for Copel Distribuição decreased by 9.5%, or R$94.4 million, in 2015 compared to 2014.

Revenues from Telecommunications. Revenues from our telecommunications segment increased by 26.8%, or R$44.4 million, to R$209.9 million in 2015 compared to R$165.5 million in 2014, primarily due to an increased number of customers. In 2015, the customer base increased by 73.8%, to 47,987 in December 2015 from 27,614 in December 2014.

Distribution of Piped Gas. Revenues from distribution of piped gas increased by 34.5%, or R$135.1 million, in 2015 compared to 2014, primarily due to (i) an increase of 48.0% in the volume of pipe gas distributed to industrial customers and (ii) a 6.0% tariff adjustment in March 2015.

Sectorial Financial Assets and Liabilities. Revenues related to our sectorial financial assets and liabilities decreased by 17.0%, or R$175.7 million, to R$858.2 million in 2015 compared to R$1,033.9 million in 2014. In 2015, we began amortizing our sectorial financial assets that reflected our deferred tariff revisions from both 2014 and 2013.

Other Operating Revenues. Other operating revenues increased by 36.4% or R$25.2 million, to R$94.5 million in 2015 compared with R$69.3 million in 2014, mainly due to the non-recurrence in 2015 of the application in 2014 of PIS and COFINS taxes on certain of our other operating revenues.

Cost of sales and services provided

Our consolidated costs of sales and services provided increased by 4.53% or R$560.5 million, to R$12,911.9 million in 2015 (including amounts recognized as other operating expenses) compared with R$12,351.4 million in 2014. The following were the principal factors in the increase of our costs of sales and services provided:

•

Electricity Purchased for Resale. Our expenses for the energy we purchased for resale increased by 18.7%, or R$952.3 million, to R$6,032.9 million in 2015 compared with R$5,080.6 million in 2014. This increase was most significantly due to: (a) the effect of the depreciation of the real on costs of energy purchased from Itaipu, which increased by an average of 109.6%, to R$1,567.8 million in 2015 from R$739.0 million in 2014; (b) an increase of 14.6% in the average cost of energy purchased in the regulated market; and (c) the non-recurrence of payments obtained from the CDE Account and ACR Account, which totaled R$1,253.4 million in 2014. This was partially offset by R$134.6 million in cost recovery under the new hydrological risk allocation mechanism described under “Historical Background of Industry Legislation.”

•

Charge of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid increased by 139%, or R$535.0 million, to R$919.8 million in 2015 compared with R$384.8 million in 2014, mainly due to (a) increased ESS charges, which are shared costs associated with thermoelectric generation which was mandated in 2015 by the ONS as a result of poor hydrological conditions, (b) the effect of the depreciation of the real on costs of energy transmission from Itaipu, which increased by an average of 23.5%, to R$84.3 million in 2015 from R$67.3 million in 2014 and (c) a 15.9% increase in transmission tariffs.

•

Accruals and Provisions. Accruals and provisions expenses decreased by 82.5% or R$992.9 million, to R$210.8 million in 2015 compared with R$1,203.7 million in 2014, as a result of (a) non-recurrence in 2015 of the recognition of impairment on certain generation assets (particularly HPP Colíder), which totaled R$807.3 million in 2014, (b) the reversion of impairment charges recorded in 2014, amounting to R$66.0 million and (c) the reversion of R$209.9 million in provisions related to litigation with Ivaí Engenharia de Obras S.A.

•

Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases decreased by 20%, or R$293.7 million, to R$1,176.1 million in 2015 compared with R$1,469.8 million in 2014 as a result of decreased generation by the Araucária Thermoelectric plant.

•

Personnel and Management. Personnel and management expenses increased by 11.0%, or R$116.1 million, to R$1,168.9 million in 2015 compared with R$1,052.8 million in 2014, mainly due to wage increases of 9.9% as of October 2015 and 7.5% as of October 2014.

•

Material and Supplies for Power Electricity. These expenses increased 32.2%, or R$48.4 million, to R$199.3 million in 2015, compared to R$150.8 million in 2014, reflecting an increase in State ICMS tax rate applicable to the acquisition costs for raw materials in 2015, which was raised from 12% to 18%.

•

Construction Cost. Construction costs decreased 2.7%, or R$34.9 million, to R$1,251 million in 2015 from R$1,285.9 million in 2014. This decrease was mainly due to reduced investments in infrastructure, reflecting the completion of certain projects by Copel Distribuição in 2014 and 2015.

•	Pension and Healthcare Plans. Pension and Healthcare expenses increased 26.1%, or R$52.7 million, to R$254.3 million in 2015, compared to R$201.6 million in 2014.
•	Material and Supplies. Materials and supplies expenses increased by 3.1%, or R$2.3 million, to R$76.7 million in 2015 compared with R$74.4 million in 2014.
•

Third-Party Services. Third-party services expenses increased 22.4%, or R$95.0 million, to R$519.5 million in 2015 compared with R$424.5 million in 2014, mainly due to higher expenses related to (a) maintenance of electrical system and (b) development of software for communication, processing and transmission of data.

•

Other Costs and Expenses. Other costs and expenses increased by 8.5% or R$33.5 million, to R$426.1 million in 2015, compared with R$392.5 million in 2014. This increase was mainly due to losses arising from (a) the sale and demobilization of assets and (b) the write-off of certain assets from our distribution concessionaire.

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$92.5 million in 2015, a decrease of 42.1%, compared to R$159.9 million in 2014, mainly due to lower equity income registered by our joint ventures in 2015, specially attributable to (i) net losses recognized by SPC Matrinchã and Guaraciaba, as a result of the write-off of financial assets related to the accounting reclassification of interest on debt due by such SPCs (R$104.1 million), and net losses of R$17.1 million from Guaraciaba and R$6.4 million from Transmissora Sul Brasileira. In any event this positive net result in 2015 was mainly due to: (i) income of R$34.7 million from Sanepar; (ii) income of R$24.8 million from Dominó Holdings; (iii) income of R$14.3 million from Integração Maranhense; (iv) income of R$13.1 million from Marumbi; (v) income of R$12.0 million from Foz do Chopim Energética; (vi) income of R$8.6 million from Caiuá and (vii) income of R$7.5 million from Costa Oeste.

Financial Results

We recognized R$110.9 million of net financial losses in 2015, compared to a net financial income of R$130.6 million in 2014. The financial losses recognized in 2015 are mainly attributable to (a) increase in debt charges as a result of two new debenture issuances in 2015, as well as inflation and interest rate adjustments, and (b) increase in exchange variation about purchase Itaipu’s electricity due the effect of the devaluation of the real in relation to the U.S. dollar. This was partially offset by (a) increased inflation adjustments on accounts receivable related to our distribution concession and our CRC Account and (b) moratory interest applied to past due receivables owed by captive customers.

Income Tax and Social Contribution Expenses

In 2015, we recognized income tax and social contribution expenses of R$532.2 million, reflecting an effective tax rate of 29.6% on our pretax income. The increase in our effective tax rate in 2015 compared to 2014 was primarily due to the effect on deferred tax balances of negative investment values in the Araucária Thermoelectric Plant in 2014, as well as the increase in 2015 in the difference between actual profit and presumed profit booked in our controlled companies, and the increased Interest on Capital paid in 2015 compared to 2014. In 2014, we recognized income tax and social contribution expenses of R$522 million, reflecting an effective tax rate of 28.1% on our pretax income.

Results of Operations for 2014 Compared with 2013

Operating Revenues

Our consolidated operating revenues increased by 51.6%, or R$4,738.3 million, in 2014 compared to 2013. R$2,438.5 million of this increase was due to an increase in electricity sales to distributors; R$1,033.9 million was due to revenues from sectorial financial assets and liabilities; R$1,026.6 million was from an increase in electricity sales to Final Customers; R$208.5 million was from an increase in revenues from the use of our main transmission grid; R$202.9 million was from an increase in construction revenues; and R$46.9 million was from an increase in telecommunications revenues and distribution of piped gas. These increases were partially offset by a decrease of R$218.9 million in other operation revenues.

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 30.7%, or R$1,026.6 million, to R$4,371.2 million in 2014 compared with R$3,344.6 million in 2013, due to an increase of 24.9% in the average tariff paid by Final Customers and an increase of 5.6% in the volume of energy sold to most classes of Final Customers.

The increase in the volume of energy sold to Final Customers in 2014 compared with 2013 reflected an increase in the number of Final Customers in each category:

•

The volume of electricity sold to residential customers increased by 5.5% in 2014 compared to 2013. Of this increase, 3.5p.p. was due to an increased number of customers and 1.5p.p. was due to an increased average consumption per residential customer. This increase in consumption, in turn, was principally the result of the maintenance of the favorable economic conditions and higher temperatures in 2014.

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

Electricity Sales to Distributors. Our revenues from electricity sales to distributors increased by 126.2%, or R$2,438.5 million, to R$4,370.8 million in 2014 compared with R$1,932.3 million in 2013. This increase was mainly caused by an increase in our revenues for energy sold to distributors in the spot market (CCEE), which increased by R$2,439.0 million, or 445.0%, from R$548.1 million to R$2,987.1 million, mainly due to (i) the sale of energy generated by the Araucária Thermoelectric plant, which we had leased to Petrobras until January 31, 2014 (and we therefore did not recognize revenue for the sale of this energy in 2013) and (ii) higher prices of energy sold in the spot market (CCEE) in 2014 compared to 2013.

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

Other Operating Revenues. Other operating revenues decreased by 77.6% or R$218.8 million, to R$69.5 million in 2014 compared with R$288.3 million in 2013, mainly due lower rental income due to the termination on January 31, 2014 of the lease agreement with Petrobras for Araucária Thermoelectric plant.

Cost of sales and services provided

Our consolidated costs of sales and services provided increased by 75.9% or R$219.0 million, to R$12,351.4 million in 2014 (including amounts recognized as other operating expenses) compared with R$8,057.0 million in 2013. The following were the principal factors in the increase of our costs of sales and services provided:

•

Electricity Purchased for Resale. Our costs for the energy we purchased for resale increased by 52.8%, or R$1,754.9 million, to R$5,080.6 million in 2014 compared with R$3,325.7 million in 2013. This increase was most significantly affected by higher energy acquisition costs from auctions in the regulated market arising from (a) increased prices for new agreements, (b) the effect of increased thermal power production on new and existing agreements and (c) inflation adjustments on existing agreements. This increase also reflected: (i) higher acquisition costs of energy in the spot market by our distribution business due to involuntary spot market exposure, which was partially offset by resources obtained from the CDE Account and ACR Account, which totaled R$1,253.4 million in 2014; and (ii) higher acquisition costs for energy purchased by our generation business due to reductions in guaranteed energy, reflecting poor hydrological conditions in 2014 compared to 2013.

•

Charge of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid decreased by 5.5%, or R$22.5 million, to R$384.8 million in 2014 compared with R$407.3 million in 2013, mainly due to EER resources of R$232.7 million from the CONER (Reserve Energy Account) refunded to us, partially offset by (i) increased costs arising from new transmission assets going into operation in 2014 and (ii) a 17.1% annual transmission tariff adjustment.

•

Accruals and Provisions. Accruals and provisions expenses increased by 503.1% or R$1,004.1 million in 2014, to R$1,203.7 million in 2014 compared with R$199.6 million in 2013. This increase was most significantly a result of the recognition of R$807.3 million in impairment of generation assets (particularly HPP Colíder), reflecting a reduction in expected future cash flows of these assets principally due to (a) delays in construction of projects, mainly due to environmental restrictions and (b) increased potential exposure to the spot market due to deteriorated hydrological conditions. This increase also reflected R$323.8 million in new litigation provisions in 2014, primarily in connection with labor claims.

•

Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases increased by 397.1%, or R$1,174.1 million, to R$1.469.8 million in 2014 compared with R$295.7 million in 2013. This increase resulted from the purchase of natural gas by Compagas, principally to supply the Araucária Thermoelectric plant.

•

Personnel and Management. Personnel and management expenses decreased by 4.0%, or R$43.5 million, to R$1,052.8 million in 2014 compared with R$1,096.3 million in 2013, mainly due to (i) a decrease in provisions for severance pay related to our retirement incentive program and (ii) a reduction in 0.6% in workforce provisions, partially offset by (a) an increase in profit sharing and (b) wage increases of 7.0% as of October 2013 and 7.5% as of 2014.

•

Material and Supplies for Power Electricity. These expenses increased 454.4%, or R$123.6 million, to R$150.8 million in 2014, compared to R$27.2 million in 2013, reflecting acquisition costs for coal for the Figueira Thermal Power Plant and natural gas for the Araucária Thermoelectric plant.

•

Construction Cost. Construction costs increased 18.2%, or R$197.6 million, to R$1,285.9 million in 2014 from R$1,088.3 million in 2013. This increase reflects costs incurred in connection with improvements we made to our distribution and transmission infrastructure in 2014.

•	Pension and Healthcare Plans. Pension and Healthcare expenses increased 14.4%, or R$25.3 million, to R$201.5 million in 2014, compared to R$176.2 million in 2013.
•	Material and Supplies. Materials and supplies expenses increased by 5.5%, or R$3.9 million, to R$74.5 million in 2014 compared to R$70.4 million in 2013.
•

Third-Party Services. Third-party services expenses increased 0.2%, or R$1.0 million, to R$424.5 million in 2014 compared with R$423.5 million in 2013, mainly due to lower expenses related to electrical system and consulting and audit services, partly offset by the higher costs in facility maintenance.

•

Other Costs and Expenses. Other costs and expenses increased by 14.3% or R$49.1 million, to R$392.6 million in 2014, compared to R$343.5 million in 2013. This increase was mainly due to higher expenses on taxes related to the State REFIS (Tax Debt Refinancing Program) and tax indemnifications.

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$159.9 million in 2014, an increase of 40.8%, compared to R$113.6 million in 2013, mainly due to higher equity income registered by our joint ventures. In 2014, this positive net result was mainly due to: (i) income of R$60.8 million from Dominó Holdings; (ii) income of R$30.6 million from Matrinchã; (iii) income of R$15.9 million from Sanepar; (iv) income of R$15.8 million from Guaraciaba; (v) income of R$10.1 million from Dona Francisca Energética; (vi) income of R$8.5 million from Foz do Chopim; (vii) income of R$3.5 million from Integração Maranhense and (viii) income of R$3.2 million from Paranaíba. This income was partially offset by a loss of R$3.8 million from Sercomtel Telecomunicações.

Financial Results

We recognized R$130.6 million of net financial income in 2014, compared to a net financial income of R$269.7 million in 2013. Financial income increased by 6.3%, or R$41.6 million, in 2014 compared to 2013, primarily due to (i) increased inflation adjustments on accounts receivable related to our distribution concession, and (ii) increased income from financial investments, reflecting higher interest rates in the period.

Financial expenses increased by 46.3%, or R$180.7 million, in 2014 compared to 2013, to R$571.4 million in 2014 from R$390.7 million in 2013, mainly due to the increase in debt charges primarily related to a new debenture issuance in 2014, as well as inflation and interest rate adjustments.

Income Tax and Social Contribution Expenses

In 2014, we recognized income tax and social contribution expenses of R$522.0 million, reflecting an effective tax rate of 28.1% on our pretax income. In 2013, we recognized income tax and social contribution expenses of R$405.1 million, reflecting an effective tax rate of 26.9% on our pretax income.

LIQUIDITY AND CAPITAL RESOURCES

Our principal liquidity and capital requirements are to finance the expansion and improvement of our distribution and transmission infrastructure and to finance the expansion of our generation facilities. We believe our working capital is sufficient for our present requirements. Our other principal uses of cash are to dividends payments and debt servicing. Capital expenditures were R$2,230.2 million in 2015 and R$2,464.5 million in 2014. The following table sets forth a breakdown of our capital expenditures for the periods indicated.

	Year ended December 31,
	2015	2014	2013
	(R$ million)
Generation and transmission	864.9	758.4	478.7
Distribution	656.4	857.7	816.5
Telecom	105.7	107.5	74.1
Investment of associates and joint ventures	528.6	628.6	519.3
Araucária Thermoelectric Plant	3.7	32.7	19.4
Compagas	69.6	79.1	42.1
Elejor	1,3	0.5	5.3
Total	2,230.2	2,464.5	1,955.4

Our total budgeted capital expenditures for our wholly-owned subsidiaries for 2016 is R$3,149.8 million, of which:

•

R$1,695.1 million is for generation and transmission, including R$574.8 million as signing bonus for the recently executed new Capivari Cachoeira Plant concession agreement, R$120.0 million for the construction of the Colíder Hydroelectric Plant, and R$85.6 million for the construction of the Baixo Iguaçu Hydroelectric Plant;

•	R$570.0 million is for our distribution business;
•	R$146.0 million is for our telecommunication business;
•	R$716.1 million is for our wind farms, including R$601.3 million for the construction of the Cutia Wind Farm Complex;
•	R$19.0 million is for new businesses and others, including R$12.1million for Paraná Gás.

Our following subsidiaries also budgeted their own capital expenditures for 2016, as described below:

•         Compagas: R$32.8 million;

•         Araucária: R$3.6 million; and

•         Elejor: R$13.6 million.

Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2015 was our operating activities. Net cash provided by financing activities was R$1,371.5 million in 2015, compared with R$470 million in 2014. Net cash provided by operating activities was R$1,320.7 million in 2015, compared with R$1,091.4 million in 2014. In 2016, we expect to finance our liquidity and capital requirements primarily with cash provided by our operations and through debt financing from BNDES and the Brazilian capital markets.

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

Our total outstanding loans and financing (including debentures) at December 31, 2015 totaled R$7,761.0 million. Approximately R$104.4 million of the total debt outstanding at December 31, 2015 was denominated in U.S. dollars. For more information on the terms of these loans and financings, including reference to their specific maturity dates and interest rate structure, see Notes 22 and 23 to our audited consolidated financial statements. Our major loans and financing arrangements are:

Banco do Brasil:

•        We have R$1,521.4 million of outstanding debt with Banco do Brasil (not including the debentures listed above), consisting of financings we contracted to pay debentures issued in 2002, 2005 and 2006, as well as a September 2010 fixed-rate credit agreement.

Debentures:

•        In October 2012, Copel Distribuição issued R$1,000.0 million in five-year non-convertible debentures, all of which were subscribed for by Banco do Brasil S.A. These debentures have an interest rate equal to CDI + 0.99% per year, with semiannual interest payments. As of December 31, 2015, we had an aggregate balance of R$1,023.4 million of debt related to this issuance;

•        In May 2014, Copel Holding issued R$1,000 million of non-convertible debentures, with an interest rate of 115.5% of the CDI index per year and with a five year maturity and payment of interest on a semester basis. As of December 31, 2015, we had an aggregate outstanding balance of R$1,016.1 million;

•        In June 10, 2014, the Copel Brisa Potiguar wind farms issued R$330.0 million in non-convertible debentures, guaranteed by Copel holding, with an interest rate of CDI index plus 0.9% per year, with a 12-month maturity. Out of this total, R$150.0 million have been used to repay promissory notes issued in connection with this project. As of December 31, 2015, we had an aggregate balance of R$223.8 million of outstanding debt related to these debentures.

•        In May 2015, Copel GeT issued R$1,000 million in five-year non-convertible debentures, with an interest rate of 113% of the CDI index per year and payment of interest on an annual basis. As of December 31, 2015 we had an aggregate balance of R$1,090.8 million of outstanding debt related to these debentures.

•        In November 2015, Copel Telecom issued R$160.0 million in ten-year non-convertible debentures. These debentures have an interest rate equal to IPCA index + 7.96% per year, a five year maturity and payment of interest on a annual basis. As of December 31, 2015 we had an aggregate balance of R$162.2 million of outstanding debt related to these debentures.

BNDES

•        In December 2013, we received approval for the BNDES financing of HPP Colíder in an aggregate amount of R$1,041.2 million. As of December 31, 2013, we had received R$840.1 million of this amount, with the remaining disbursements to be made in accordance with the construction schedule. Additionally, BNDES approved to finance the Cerquilho III transmission substation in the amount of R$17.0 million, which was disbursed in a single installment. As of December 31, 2015, the aggregate outstanding balance of these two contracts totaled R$918.7 million;

•        BNDES has provided a loan to Copel of R$339 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES and Banco do Brasil until full repayment of the loan. As of December 31, 2015, we had an aggregate of R$276.7 million in outstanding debt with BNDES and Banco do Brasil under this facility;

•        We have R$81.6 million in outstanding debt with Eletrobras (i) for the Salto Caxias plant and (ii) under government programs to finance distribution projects;

•        In September 2014, BNDES approved to finance the improvement of the distribution system of the greater Curitiba area. We have obtained a R$100.0 million funding on December 2014 and as of December 31, 2015, we had an aggregate outstanding balance of R$102.9 million;

•        In September 2012, we entered into a financing contract with BNDES in the total value of R$73.1 million for the construction of SHP Cavernoso II. As of December 31, 2015, we had an aggregate balance of R$63.3 million of outstanding debt related to this contract; and

•        In December 2011 we entered into a financing contract with BNDES in the total value of R$44.7 million for the construction of Transmission Line Foz do Iguacu - Cascavel Oeste, with a 14 years term. As of December 31, 2015, we had an aggregate of R$33.3 million in outstanding debt.

FINEP

•        In November 2010, a loan agreement in amount of R$52.2 million was signed by Copel Telecomunicações S.A. to partially support the BEL – Extra Broadband project. As of December 31, 2015, we had an aggregate outstanding balance of R$27.5 million.

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

Contractual Obligations

In the table below, we set forth certain of our contractual obligations as of December 31, 2015, and the period in which such contractual obligations come due.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ million)
Contractual obligations:
Loans and financing(1)	6,207.6	638.1	2,921.5	624.6	2,023.4
Debentures(2)	5,024.4	1,333.1	2,273.9	1,211.9	205.5
Suppliers(3)	1,619.0	1,596.6	22.4	-	-
Purchase obligations(4)	138,571.6	4,907.6	10,528.9	10,843.0	112,292.1
Concession payments(5)	2,350.5	61.6	137.4	149.9	2,001.6
Eletrobras ‒ Itaipu(6)	12,021.2	1,198.9	2,747.7	3,026.9	5,047.7
Installment due to the Federal Revenue of Brazil(7)	239.3	47.6	111.8	79.9	-
Post-employment benefits(8)	6,850.8	457.2	889.0	820.3	4,684.3
Total	172,884.4	10,240.7	19,632.6	16,756.5	126,254.6

(1)  Includes interest as agreed under relevant agreements. For more details, see Note 22 to our audited consolidated financial statements.

(2)  Includes interest as agreed under relevant agreements. For more details, see Note 23 to our audited consolidated financial statements.

(3)  Mainly consists of Electricity purchased from Auction – CCEAR with balances falling due in less than 30 days and gas supplied by Petrobras to the Araucária Thermoelectric Plant.

(4)  Consists of binding power purchase commitments. Includes monetary restatements as agreed under relevant agreements.

(5)  Payments to the federal government arising from Elejor, Mauá, Colíder, Cavernoso, Apucaraninha, Chopim I, Chaminé, Rio Jordão and Baixo Iguaçu facilities concession agreement. Includes interest and applicable monetary restatements.

(6) Includes expected exchange variation.

(7) Income Tax and Social Contribution due by Copel Geração e Transmissão in 2014. Includes interest and applicable monetary restatement.

(8) For more details, see Note 24 to our audited consolidated financial statements.

We are also subject to risks with respect to tax, labor and civil claims and have provisioned R$1,494.9 million for accrued liabilities for legal proceedings related to these claims as of December 31, 2015. For more information, see “Item 8. Financial Information—Legal Proceedings” and Notes 16 and 29 to our audited consolidated financial statements.

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

The State of Paraná and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), acting through the Company and Paraná Investimentos S.A., are parties to a Shareholders’ Agreement dated December 22, 1998, as amended on March 29, 2001 and with term set to expire by December 21, 2018 (“Shareholders’ Agreement”). BNDESPAR is a wholly-owned subsidiary of BNDES. Under the Shareholders’ Agreement, the parties agree to exercise their voting rights so that:

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

The terms of the current members of the Board of Directors expire in April 2017. The current members are as follows:

Name	Position	Since
Fernando Xavier Ferreira	Chairman	2015
Luiz Fernando Leone Vianna	Director	2015
Marlos Gaio	Director	2015
Mauro Ricardo Machado Costa	Director	2015
José Richa Filho	Director	2011
Mauricio Borges Lemos	Director	2013
Carlos Homero Giacomini	Director	2011
Hélio Marques da Silva	Director	2015
Henrique Amarante da Costa Pinto	Director	2015

The following are brief biographies of the current members of our Board of Directors:

Fernando Xavier Ferreira. Mr. Ferreira is 67 years old. He received a degree in Electrical Engineering - Telecommunications from Pontifícia Universidade Católica do Rio de Janeiro - PUCRJ (1971) and took an additional management training course from School of Business Administration, from Western Ontario University (Canadá) (1982). Mr. Ferreira has been a member of our board of directors since April 2015 and previously served as our chairman. Mr. Ferreira also previously served as a member of the Superior Strategic Council of Federação das Indústrias do Estado de São Paulo - Fiesp; of the Board of Directors of Centro Educacional João Paulo II; of the Council of Associação Amigos do Hospital das Clínicas; and as a member of the Board of Directors of several other companies. He also took positions as Chief Executive Officer of Telecomunicações do Paraná S.A. - Telepar; as the Brazilian General Director of Itaipu Binacional, in Grupo Telefônica in Brazil and at Telecomunicações Brasileiras S.A. – Telebras. Mr. Ferreira also served as an Executive Secretary of the Brazilian Ministry of Communications and as a Professor of Microwaves and Electromagnetism at the Department of Electrical Engineering of Universidade Federal do Paraná. He was also a member of the Latin American Committee of New York Stock Exchange - NYSE (USA) and the Chairman of the Superior Council of Infrastructure at Federação das Indústrias do Estado de São Paulo – Fiesp. Mr. Ferreira was appointed by the State of Paraná.

Luiz Fernando Leone Vianna. Mr. Vianna is 64 years old. He received a degree in Business Management (1974) and in Electrical Engineering (1978) from Universidade Federal do Paraná - UFPR. He has a specialization course in hydro power generation; a post-graduate course in Materials for Electric Equipment from Universidade Federal do Paraná - UFPR (1992), specialization courses in Maintenance Management (Eletrobras) (1984) and in Power Plant Maintenance (Eletrobras) (1982). Mr. Vianna has been a member of our board of directors since February 2015 and has been our Chief Executive Officer since January 1, 2015. Previously, he served as an advisor at the Fórum de Meio Ambiente do Setor Elétrico - FMASE; as a founding member of the Brazilian Electric Sector Committee and as vice-chairman of the Advisory Council of the Empresa de Pesquisa Energética - EPE/Concepe. Mr. Vianna was also the chairman of the Board of Directors (from 2001 to 2003) and advisor to the Associação dos Produtores Independentes de Energia Elétrica - Apine; a member of the Environmental Council of the Brazilian Industry National Confederation - CNI; a consultant at Vianna Consultoria Ltda. the Chief Institutional Relations Officer at Copel (from January 2002 to December 2002) and the Chief Executive Officer at Copel Geração S.A. (1999 to 2002). He was also a member of the Conselho Paranaense de Recursos Hídricos, of the Mercado Atacadista de Energia - MAE and of Administradora do Mercado Atacadista de Energia – Asma as well as the Chief Executive Officer of Duke do Brasil. Mr. Vianna was appointed by the State of Paraná.

Marlos Gaio. Mr. Gaio is 42 years old. Mr. Gaio is a lawyer with specialization in Fiscal Planning from Instituto Internacional de Educação e Gerência - Iege (2004) and a specialization in Business Law from Pontifícia Universidade Católica do Paraná (2002). Mr. Gaio has been a member of our board of directors since April 2015. He is currently the founding partner and Executive Officer of Gaio & Flor Junior Advogados Associados (2001-present); founding partner and business manager of FBG Participações e Administração de Imóveis Ltda. (2010-present). Previously, he held important positions throughout his professional career: member of the Governance Commission of State-Owned Companies, of Instituto Brasileiro de Governança Corporativa - IBGC (2008-2009); member of the Board of Directors of Centrais Elétricas do Rio Jordão S.A. - Elejor (2007-2008); chairman of the Oversight Board of Fundação Copel de Previdência e Assistência Social (2006-2010); Head of the Corporate Management Office of Copel (2005-2011); having also carried out juridical activities in several areas of Copel.

Mauro Ricardo Machado Costa. Mr. Costa is 54 years old. He received a degree in Business Management and in Public Management from Fundação Getúlio Vargas – FGV (1988) and a degree in Business Management from Centro Universitário de Brasília - Uniceub (1981-1984). Mr. Costa has been a member of our board of directors since April 2015, a member of our audit committee since April 2015 and he is currently the Secretary of Treasury for the State of Paraná, President of the Board of Directors of Agência de Fomento do Paraná, Chairman of the Board of Directors of Serviço Social Autônomo PARANACIDADE, Chairman of the Board of Directors of Companhia de Saneamento do Paraná – Sanepar, member of the Board of Directors of Companhia de Habitação do Paraná – Cohapar, and member of the Board of Directors of Agência Paraná de Desenvolvimento - APD. Previously, he served as Municipal Secretary of Treasury for the city of Salvador; as a fiscal audit of the Brazilian Federal Revenue; the Secretary of Treasury for the State of São Paulo (2007-2010); Secretary of Finance for the city of São Paulo (2005-2006 and 2011-2012); Chief Executive Officer of Fundação Nacional de Saúde - Funasa; chief executive officer of Companhia de Saneamento de Minas Gerais - Copasa; and chief officer of the Zona Franca de Manaus – Suframa. Mr. Costa was appointed by the State of Paraná.

José Richa Filho. Mr. José Richa is 53 years old. He has a bachelor’s degree in civil engineering from Universidade Católica do Paraná and a graduate degree in public management from Sociedade Paranaense de Ensino e Informática. Mr. José Richa has been a member of our board of directors since April 2011 and a member of our audit committee and its financial expert since May 2011. He is currently the chairman of the Board of Directors of Paraná Edificações, member of the Board of Directors of Agência Paraná de Desenvolvimento – APD, Secretary of Infrastructure and Logistics for the State of Paraná, and member of the Board of Directors of Departamento de Transito do Paraná - Detran-PR. Previously, Mr. José Richa was the President of the Board of Directors of Estrada de Ferro Oeste PR – Ferroeste (2012 – 2014), member of the Management and Deliberative Committee of the Paraná Competitivo program (2013-2014), member of the Board of Directors of Companhia de Informática do Paraná - Celepar (2011-2013), Management Secretary of the Municipality of Curitiba (2005-2010), Chief Administrative and Financial Officer at Agência de Fomento do Paraná S.A. (State Development Agency) (2003-2004), and Chief Administrative and Financial Officer of Departamento de Estradas de Rodagem - DER-PR (State Agency for Roads) (2000-2002). Mr. José Richa was appointed by the State of Paraná.

Maurício Borges Lemos. Mr. Lemos is 66 years old. He has a degree in Economics from Universidade Federal de Minas Gerais and a Doctorate and a Master’s degree in Economics from Universidade Estadual de Campinas - Unicamp. Mr. Lemos has been a member of our board of directors since April 2013. Mr. Lemos is currently a chief officer in the areas of management, finance and indirect operations at Banco Nacional de Desenvolvimento Econômico e Social - BNDES. Previously, Mr. Lemos acted as a Chief Officer at Banco Nacional de Desenvolvimento Econômico e Social - BNDES, in the following areas: social (2004-2006); planning (2003-2004); and industrial (2003); member of the Board of Directors of Companhia Paranaense de Energia - Copel (2003); Secretary for Social Politics Coordination of the Municipality of Belo Horizonte (2001-2002); and Secretary of Planning of the Municipality of Belo Horizonte (1993-2000). Mr. Lemos was appointed by BNDES Participações S.A. - BNDESPAR.

Carlos Homero Giacomini. Mr. Giacomini is 62 years old. He has a master’s degree in Public Health from Universidade Estadual de Londrina – UEL; a specialization in Pediatrics, with residency at Hospital Evangélico do Paraná and a degree in Medicine from Faculdade Evangélica de Medicina do Paraná. Mr. Giacomini has been a member of our board of directors since July 2011 and the chairman of our audit committee since February 2012. He also currently works as a doctor for the Paraná State Secretary of Health, and for the Curitiba Municipal Secretary of Health. Previously, Mr. Giacomini was Municipal Secretary of Planning and Coordination of the Municipality of Curitiba (2009-2012), Chairman of Imap Curitiba (2005-2012), Municipal Secretary of Human Resources of the Municipality of Curitiba (1999-2002), Chairman at Instituto de Previdência dos Servidores do Município de Curitiba - IPMC (Pension Fund Institute for Curitiba’s Municipality Servants) (1999), director of Planning and chief officer at the Instituto Municipal de Administração Pública - Imap (Municipal Institute for Public Administration) (1997-1998) and Director at Hospital Oswaldo Cruz (1985-1986). Mr. Giacomini was appointed by the State of Paraná.

Hélio Marques da Silva. Mr. Silva is 54 years old. He has a specialization in Applied Law, from Escola da Magistratura do Paraná - Núcleo Maringá (2011); a degree in Law, from Faculdades Maringá, Maringá - PR (2010); technical degree in electronics, from Colégio Poli, Maringá - PR (1993); and technical degree in electrotechnics, from Colégio Poli, de Maringá - PR (1993). Mr. Silva has been a member of our board of directors since April 2015 and has been an Industrial Technician of Electrotechnics at Copel since July 1993. He has held several positions throughout his career in the Company, such as maintenance technician (1993-2005); maintenance mechanic (1993); trainee mechanic (1991-1993); and security guard (1987-1991).

Henrique Amarante da Costa Pinto. Mr. Pinto is 56 years old. He has a master’s degree in International Securities, Investment and Banking, from the University of Reading, United Kingdom (1997), a master’s degree in Management from COPPEAD/UFRJ - Business School of UFRJ (Federal University of Rio de Janeiro) (1989) and a degree in Mechanical Engineering from UFRJ (Federal University of Rio de Janeiro) (1983). Mr. Pinto has been a member of our board of directors since April 2015 and he is currently the chief officer for Project Structuring at Banco Nacional de Desenvolvimento Econômico e Social - BNDES (since May 2008). Mr. Pinto was formerly head of the Operations Department at BNDES Participações S.A. - BNDESPAR (2006-2008); manager of investment for the money market area at BNDES Participações S.A. - BNDESPAR (1993-1998); manager of Mining and Siderurgy at Banco Nacional de Desenvolvimento Econômico e Social - BNDES (1998-2003); and member of private equity fund investment committees and member of the Board of Directors of other companies. Mr. Pinto was appointed by BNDES Participações S.A. - BNDESPAR.

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

Name	Position	Since
Luiz Fernando Leone Vianna	Chief Executive Officer	2015
Gilberto Mendes Fernandes	Chief Business Management Officer	2015
Luiz Eduardo da Veiga Sebastiani	Chief Financial and Investor Relations Officer	2015
Jonel Nazareno Iurk	Chief Business Development Officer	2013
Cristiano Hotz	Chief Institutional Relations Officer	2015

The following are brief biographies of the current members of our Board of Executive Officers:

Luiz Fernando Leone Vianna. Mr. Vianna has been our Chief Executive Officer since January 1, 2015. For biographical information regarding Mr. Vianna, see “Board of Directors”.

Gilberto Mendes Fernandes. Mr. Fernandes is 59 years old. He received a specialization degree in Strategic Planning from Fundação Dom Cabral (2001); and a graduate degree in Electronics from Centro Federal de Educação Tecnológica do Paraná - Cefet/Paraná (1975). Mr. Fernandes is currently the Chief Corporate Management Officer of Companhia Paranaense de Energia – Copel; a member of the Board of Directors of Carbocampel - S.P.C. Copel/Cambui, since April 2014; a member of the Board of Directors of CS Bioenergia - S.P.C. Cattalini/Sanepar, since May 2015; a member of the Advisory Technical Committee of the Board of Directors of Sanepar, since November 2013; a member of the Deliberative Council of UEGA Thermal Plant, since February 2012; and a member of the Directing Council of Consórcio Cruzeiro do Sul - Mauá Power Plant, since August 2013. Mr. Fernandes held important positions throughout his professional career: Chief Assistant Officer of Copel Participações S.A., our Chief Environment and Corporate Citizenship Officer (2012-2013); Advisor to TV SBT Rio de Janeiro (2002-2010); Executive Technical Officer at Grupo Paulo Pimentel (1989-2002), among others.

Luiz Eduardo da Veiga Sebastiani. Mr. Sebastiani is 56 years old. He received a degree in Economy from Universidade Federal do Paraná - UFPR and a post-graduate degree in Economic Theory from Universidade Estadual de Campinas - UNICAMP (1988). Mr. Sebastiani is currently the Chief Financial and Investor Relations Officer of Companhia Paranaense de Energia - Copel, Chief Financial Officer of Copel Distribuição S.A. - Copel DIS Chief Financial Officer of Copel Comercialização S.A. - Copel COM and Chief Financial Officer of Copel Renováveis S.A. - Copel REN. He held important positions throughout his professional career as a Secretary of Treasury for the State of Paraná (2014); member of the Board of Directors at Copel (2014); Chief Financial and Investor Relations Officer at Copel (2013-2014); Chief of Staff of Paraná State Government (2012); Member of the Fiscal Council at Copel (2011-2012); Member of the Fiscal Council at Companhia de Saneamento do Paraná - Sanepar (Sanitation Utility Company) (2011-2012); Secretary of Management and Provision for the State of Paraná (2011-2012); Municipal Secretary of Finance in Curitiba (2005-2010); member of the Board of Directors at Companhia de Habitação de Curitiba - Cohab - CT (2005-2010); Chief Transport Officer and Chairman of the Board of Directors at Urbanização de Curitiba S.A. - Urbs (2005); Board member and State of Paraná representative at the Conselho Federal de Economia - Cofecon (Federal Economy Council), where he was the Chairman of the Budget Commission (2001-2002); and head of the Conselho Regional de Economia do Paraná - Corecon-PR (Regional Economy Council - State of Paraná).

Jonel Nazareno Iurk. Mr. Iurk is 61 years old. Mr. Iurk has a master’s degree in Soil Science and in River Basin Management from the Universidade Federal do Paraná (2005); a specialization degree in Management and Environmental Engineering from Universidade Estadual do Paraná (1999), and bachelor’s degrees in Mathematics (1975) and in Civil Engineering (1978) from Universidade Estadual de Ponta Grossa. Mr. Iurk is currently the Chief Business Development Officer of Copel, Chairman of the Board of Directors of Copel Telecomunicações S.A., and Chairman of the Board of Directors of Copel Renováveis S.A. Previously, he was our Chief Environment and Corporate Citizenship Officer (2012-2013); Secretary of Environment and Water Resources for the State of Paraná (2011-2013); Executive Technical Officer of ECOBR - Engenharia e Consultoria Ambiental (2002-2010); Chief Officer of Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis - Ibama for the State of Paraná (1995-1999); Environmental Sanitation Coordinator of Coordenação da Região Metropolitana de Curitiba - Comec (1994); and Operational Development Engineer and Coordinator of Rural Sanitation and Environmental Studies of Sanepar (1992-2002).

Cristiano Hotz. Mr. Hotz is 43 years old. He received a degree in Law from Pontifícia Universidade Católica do Paraná – PUC/PR and took a Specialization Course in Constitutional Law from ABDConst - Curitiba – PR. He is currently the Chief Institutional Relations Officer of Companhia Paranaense de Energia - Copel, Chairman of the Board of Directors of Copel Distribuição S.A., and Chairman of the Board of Directors of Copel Participações S.A. Mr. Hotz held important positions throughout his professional career: he was Member of the Board of Directors at Elejor - Centrais Elétricas do Rio Jordão S.A. (2014); Alternate Member of the Board of Directors at Dominó Holdings S.A. (2014); Advisor to the Governor of the State of Paraná (2011-2014); Member of the Electoral Law Commission of the Bar Association of the State of Paraná (OAB/PR) (2011-2014); Alternate Member of the Fiscal Council at Fomentos Paraná - Agência de Fomento do Paraná (2011); Electoral Law Professor at the Escola Superior de Advocacia (ESA - OAB/PR) (2006-2008); Attorney General of the City of Pontal do Paraná, State of Paraná (2005); Assistant to the Secretary of Finance of the city of Curitiba (2002-2004); Chief of Staff for the Government Office at Curitiba Municipality (2000-2002); Founding member of the Instituto Paranaense de Direito Eleitoral - Iprade; Chairman of the 6th Trial Group of the Court of Ethics and Discipline at OAB/PR; Member of Special Trial Chamber of the Court of Ethics and Discipline at OAB/PR; and Member of the Research Group on the Masters in Business Law and Citizenship at Unicuritiba: Civil and Environmental Responsibility from the Civil and Constitutional Perspective.

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

Name	Since
Joaquim Antonio Guimarães de Oliveira Portes – Chairman	2011
Georg Hermann Rodolfo Tormin	2015
Nelson Leal Junior	2015
Massao Fabio Oya	2015
João Carlos Flor Junior	2015
Alternates
Osni Ristow	2011
Roberto Brunner	2011
Gilmar Mendes Lourenço	2013
Jorge Michel Lepeltier	2015
Vinícius Flor	2015

AUDIT COMMITTEE

Pursuant to Rule 10A-3 under the Securities Exchange Act and our bylaws, our Audit Committee is composed of at least three members of our Board of Directors, each of whom serves a term of two years, and may be re-elected. Pursuant to the Audit Committee charter, the Audit Committee members are appointed by, and may be replaced by, a resolution taken by our Board of Directors. Since April 30, 2015, the members of the Audit Committee are Mr. José Richa Filho and Carlos Homero Giacomini. There is a vacant position in the Audit Committee. All of the members of the Audit Committee are members of our Board of Directors. The Audit Committee is responsible for helping to prepare our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the effectiveness of our internal control and risk management procedures and staff.

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

COMPENSATION OF DIRECTORS AND OFFICERS

For the year ended December 31, 2015, the aggregate amount of compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Fiscal Council was R$8.7 million, of which 80.5% was for our Board of Executive Officers, 13.1% was for our Board of Directors, and 6.4% was for our Fiscal Council, as approved by our 60th annual shareholders’ meeting held on April 23,2015.

We have no service contracts with our directors providing for benefits upon termination of employment. We do not have a stock option plan for our directors, officers or employees.

EMPLOYEES

At December 31, 2015, we had 8,628 employees, compared to 8,592 employees on December 31, 2014 and 8,647 employees on December 31, 2013. Including employees at Compagas, Elejor and UEG Araucária Ltda. (companies in which we have a majority stake) we had 8,813 employees by the end of 2015.

The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
Area	2015	2014	2013
Generation and transmission	1,568	1,554	1,448
Distribution	6,032	6,071	6,069
Telecommunications	621	601	360
Corporation staff and research and development	347	329	755
Other employees	60	37	15
Total employees of Copel wholly-owned subsidiaries	8,628	8,592	8,647
Compagas	162	160	152
Elejor	7	7	8
Araucária	16	13	10
Total	8,813	8,772	8,817

All of our employees are covered by collective bargaining agreements that we renegotiate annually with the unions that represent the various employee groups. In 2015, we negotiated and signed labor agreements with the unions representing our employees. These new bargaining agreements became effective in October and will be in place for a one-year term. We agreed to salary increases of 9.9% in 2015 compared to 2014 salaries.

We provide a number of benefits to our employees. The most significant is our sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2015, approximately 99% of our employees had elected to participate in a defined contribution plan.

In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement between an employee committee and us. An employee’s receipt of compensation is conditioned on the company meeting certain benchmarks described in the above-mentioned agreement, as confirmed in our published year-end financial statements. The amount of profit-sharing distributions provisioned and approved for the 2015 fiscal year was R$78.5 million. The amount of profit-sharing distributions accrued and approved for the 2014 fiscal year (including Compagas) was R$92.7 million. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

On November 1, 2013, we launched another retirement incentive program (“PDI”), in which an employee who had worked at least 20 years at Copel and was at least 55 years of age could join. The deadline for joining this program (which is still in force) is the end of the month following the date on which the employee qualifies under the following requirements: 55 years of age and a contribution period to INSS equal to or greater than 35 years for men and 30 years for women, and the deadline for opting out is up until 60 days after the accession date. Until December 31, 2015, 290 people opted out at a total cost of R$37.6 million.

SHARE OWNERSHIP

As of March 31, 2016, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. At December 31, 2015, the State of Paraná directly owned 58.6% of the Common Shares, and BNDESPAR owned directly 26.4% of the Common Shares. The State of Paraná does not have any different voting rights, but as long as it holds a majority of our Common Shares, it will have the right elect a majority of our directors. The following table sets forth certain information regarding the ownership of our Common Shares at December 31, 2015.

Shareholder	Common shares
	(thousands)	(% of total)
State of Paraná	85,029	58.6
BNDESPAR	38,299	26.4
Eletrobras	1,531	1.1
Public Float – ADSs	1,155	0.8
Public Float – BM&FBovespa	18,721	12.9
Other	296	0.2
All directors and officers as a group(1)	-	–
Total	145,031	100.0

 (1) Our directors and officers hold an aggregate of 9 Common Shares.

The following table sets forth certain information regarding the ownership of our Class B Shares at December 31, 2015.

Shareholder	Class B Shares
	(thousand)	(% of total)
State of Paraná	–	–
BNDESPAR	27,282	21.3
Eletrobras	–	–
Traded as ADSs	35,962	28.0
Traded in the BM&FBovespa Market	64,877	50.6
Other	123	0.1
All directors and officers as a group	–	–
Total	128,244	100.0

As of March 31, 2016, 5.45% of the Common Shares and 54.34% of the Class B Shares were held by 279 holders that reside in the United States and have registered with the Companhia Brasileira de Liquidação e Custódia (“CBLC”). At the same date, the ADSs represented 0.92% of the Common Shares and 28.04% of the Class B Shares, and together, approximately 13.63% of our total share capital. By March, 2016, our shareholders had not voted to convert Class A Shares into Class B shares. For the last three fiscal years, we had no changes in the amount of our issued corporate capital, in the number of our shares or any changes in the voting rights of our shares.

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

Transactions with Shareholders

The following summarizes the most significant transactions with our principal shareholders:

Government of the State of Paraná

The State of Paraná owns 58.6% of our Common Shares. We had accounts receivable from the government of the State of Paraná under the CRC Account agreement in the amount of R$1,383.2 million at December 31, 2015. The outstanding balance bears interest of 6.65% per year and is adjusted in accordance with the IGP-DI inflation index. We recorded interest income and monetary variation receivable from the government of the State of Paraná under the CRC Account of R$217.7 million in 2015. For more information, see “Item 5. Operating and Financial Review and Prospects—Overview—Impact of the CRC Account”. We also had ICMS payables in the amount of R$143.6 million as of December 31, 2015. ICMS expenses during 2015 amounted to R$4.3 billion.

BNDES and BNDESPAR

BNDESPAR, a wholly-owned subsidiary of BNDES, owns 26.4% of our Common Shares and has the right to appoint two members to our Board of Directors. BNDES has granted us loans to finance the construction of generation and transmission facilities.

As of December 31, 2015, we had an aggregate of R$1,701.7 million in outstanding debt with BNDES under these facilities.

Fundação Copel

Fundação Copel is a closed pension fund sponsored by Copel, Compagas and other entities that runs and operates benefit plans, welfare and social assistance. In 2015, Copel made payments to Fundação Copel consisting of: (i) rental in amount of R$15.4 million and (ii) R$254.3 million for expenditure on pension and welfare plans.

Transactions with Affiliates

Dona Francisca Energética S.A.

We own 23.0% of the total issued and outstanding share capital of Dona Francisca Energética S.A. We had accounts payable in the amount of R$1.3 million as of December 31, 2015.

Until March 2015, we had a power purchase agreement with DFESA, valued at R$81.3 million annually, under which Copel Geração e Transmissão purchased 100% of DFESA’s assured energy. In April 2015, we signed a new ten year power purchase agreement with DFESA, valued at R$17.0 million annually, under which Copel Geração e Transmissão purchases 23.03% of DFESA’s assured energy (proportional to Copel’s equity interest).

Item 8. Financial Information.

See pages F-1 through F-115.

Legal Proceedings

We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our audited consolidated financial statements only include provisions when the Company has a present obligation (legal or constructive) resulting from a past event; it is probable (i.e, more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount to settle the obligation. At December 31, 2015, our provisions for such risks were R$1,494.9 million. However, we cannot assure you that the actual amounts ultimately paid will not be different from the estimates made in recognizing these provisions.

As of December 31, 2015, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims whose potential losses cannot be reasonably estimated due to the current early stages of proceedings, for which no provisions have been made, was approximately R$3,971.6 million, of which R$605.1 million correspond to labor claims; R$73.3 million to employee benefits; R$646.4 million to regulatory claims; R$1,170.0 million to civil claims; and R$1,476.8 million to tax claims. For more information, see Note 29 of our audited consolidated financial statements.

ANEEL Determinations

We are contesting a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2015, approximately R$2,062.0 million in relation to energy purchased from Itaipu during the energy rationing period that occurred in 2001, when there was a significant difference between the purchase price of Itaipu energy and energy sold in the spot market. Our management believes that losses resulting from the final ruling of this claim are remote and therefore we have no provision relating to this matter. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2015, we had provisions of R$46.3 million to cover expected losses related to these other lawsuits.

Tax and Social Contribution Claims

During the second half of 2010, two lawsuits were decided before the Federal Regional Court (Tribunal Regional Federal) in favor of the federal government, reversing the prior judgment that recognized our immunity regarding the payment of COFINS tax. As a result, the Federal Internal Revenue Service (Receita Federal) issued an infraction notice demanding the payment of COFINS tax from the periods between August 1995 and December 1996, and between October 1998 and June 2001. As of December 31, 2015, we had provisioned R$48.8 million and R$193.4 million for each period, respectively, for a total provision of R$242.2 million to cover expected losses related to these lawsuits.

We are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions for the period between 2000 and 2006. In these proceedings, we estimate the amount of our expected loss to be R$28.5 million.

Labor Related Claims

We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2015, we have provisions totaling R$408.1 million reflecting the expected losses related to these lawsuits.

Regulatory

We are disputing certain regulatory and legal proceedings in connection with ANEEL’s allegations that we violated regulatory standards. As of December 31, 2015, we have provisions totaling  R$55.7 million reflecting the expected losses related to these proceedings.

Additional Claims

We are party to several lawsuits related to accidents involving equipment used in our electricity transmission and distribution grids, vehicle accidents and lawsuits for recovery of commissions by Tradener (more information see Note 29.1.2(f) of our audited consolidated financial statements). As of December 31, 2015, we have provisions totaling R$325.2 million reflecting the expected losses related to these lawsuits.

As the result of a November 2004 lawsuit filed by Ivaí Engenharia de Obras S.A. (“Ivaí”), we were ordered to pay R$180.9 million based on a claim by Ivaí that amounts paid by us were insufficient to cover Ivaí’s costs related to Ivaí’s construction work on the Rio Jordão project. We appealed this decision and were partially successful, avoiding the application of the SELIC interest rate in addition to the penalty interest, resulting in 2015 of a partial reversion of our provisions for this dispute. We were granted an injunction to suspend this payment, which also resulted in the suspension of the provisional enforcement then brought by Ivaí.

As of December 31, 2015, we had a provision of R$139.1 million reflecting the expected losses related to this proceeding.

We are party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines. As of December 31, 2015, we have provisions totaling R$62.9 million relecting the expected losses related to these lawsuits.

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

In accordance with Brazilian Corporate Law, we must maintain a legal reserve, to which we must allocate a minimum of 5% of our net profits for each fiscal year until such reserve reaches an amount equal to 20.0% of our capital stock (calculated in accordance with Brazilian Corporate Law). However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders in a shareholders’ meeting and may be used only for the increase of our capital stock or compensation of losses. At December 31, 2015, our legal reserve was R$744.8 million, or approximately 10.8% of our capital stock at that date.

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

The amounts available for distribution are determined on the basis of the Statutory Financial Statements prepared using the method required by Brazilian Corporate Law, which differ from our audited consolidated financial statements included herein.

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

The table below sets forth the cash distributions we paid pay as dividends and as interest on equity for the periods indicated.

Year	Payment date	Distribution (R$ thousands)	Payment per share (R$)
			Common	Preferred A	Preferred B
2011	May 2012	421,091	1.46833	2.52507	1.61546
2012	May 2013	268,554	0.93527	2.52507	1.02889
2013	May 2014	560,537	1.95572	2.52507	2.15165
2014	June 2015	622,523	2.17236	2.52507	2.39000

The table below sets forth the cash distributions we paid pay as dividends and as interest on equity, translated into US$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (US$ thousands)	Payment per thousand shares (US$)
			Common	Preferred A	Preferred B
2011	May 2012	224,486	0.78278	1.34613	0.86121
2012	May 2013	131,419	0.45768	1.23566	0.50349
2013	May 2014	239,280	0.83485	1.07789	0.91849
2014	June 2015	234,366	0.81785	0.95063	0.89978

Item 9.   The Offer and Listing

The principal trading market for the Class B Shares is the BM&FBovespa market, which is maintained by BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”). On March 31, 2016, approximately 2606 shareholders owned our Class B Shares.

The following table sets forth the reported high and low closing sale prices for the Class B Shares on the São Paulo Stock Exchange for the periods indicated.

	Price per Class B Shares
	High	Low
	(R$)
2011	46.50	31.93
2012	48.29	26.40
2013	37.01	26.21
2014	40.40	23.64
1st Quarter	31.05	23.64
2nd Quarter	34.99	29.30
3rd Quarter	40.40	27.96
4th Quarter	38.00	30.30
2015	36.75	23.60
1st Quarter	34.77	30.75
2nd Quarter	36.75	32.48
3rd Quarter	36.13	29.30
4th Quarter	34.70	23.60
2016, up to April 15, 2016
1st Quarter	30.39	17.75
January	23.00	17.75
February	24.30	20.95
March	30.39	23.67
2nd Quarter	29.65	26.60
April	29.65	26.60

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

U.S. dollars per ADS

	High	Low
	(US$)
2011	29.41	17.80
2012	26.03	17.25
2013	18.05	11.77
2014	18.12	9.97
1st Quarter	13.23	9.97
2nd Quarter	15.95	13.07
3rd Quarter	18.12	12.46
4th Quarter	15.91	12.08
2015	13.00	5.98
1st Quarter	13.00	9.88
2nd Quarter	11.72	10.29
3rd Quarter	11.47	7.63
4th Quarter	9.01	5.98
2016, up to April 15, 2016
1st Quarter	8.43	4.26
January	5.73	4.26
February	6.18	5.26
March	8.43	6.08
2nd Quarter	8.52	7.20
April	8.52	7.20

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

Transfers of shares by foreign investors are made in the manner described above and are executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by Resolution No. 4,373 of September 29, 2014 of the CMN (“Resolution No. 4,373”) as described under “Exchange Controls” below, the foreign investor must declare the transfer in its electronic registration.

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

The ability to convert into foreign currency dividend payments and proceeds from the sale of Class B Shares or preemptive rights and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank. Any foreign investor who registers with the CVM in accordance with CMN Resolution No. 4,373 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction.

Annex II to CMN Resolution No. 4,373 (“Annex II Regulations”) allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADS program is duly registered with the Central Bank and the CVM.

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

Under Resolution No. 4,373/2014, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. The definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

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

The Annex II Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Prior to the issuance of the ADSs, the ADS program was approved by the Central Bank and the CVM under the Annex V to CMN Resolution No. 2,689, which allowed Brazilian companies to issue depositary receipts in foreign exchange markets and was in force by the time the ADSs were issued. Depositary receipts are currently governed by Resolution No. 4,373. The proceeds from the sale of ADSs by ADS holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs who are not resident of a tax haven will be entitled to favorable tax treatment. For more information, see “Taxation - Brazilian Tax Considerations - Taxation of Gains Outside Brazil”.

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

Any other gains assessed on a disposition of the Class B Shares that is not carried out on the Brazilian stock exchange is subject to an income tax rate of 15.0%, except for gains assessed on Tax Haven Holders who are subject to an income tax rate of 25.0%. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market, through an intermediary, the withholding income tax of 0.005% on the sale value shall also be applicable and can be offset with the eventual income tax due on the capital gain. It should be noted that additional rules were recently enacted and must be considered for gains assessed and not carried out on the Brazilian stock exchange. See “—Additional Recent Rules Regarding Taxation of Gains”.

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

Additional Recent Rules Regarding Taxation of Gains

On March 16, 2016, the Federal Government converted the Provisional Measure No. 692 into the Law No. 13,259, which established progressive income tax rates applicable to capital gains derived from the disposition of assets by Brazilian individuals. The Law No. 13,259 provides for new rates that range from 15% to 22,5% depending on the gain derived by the Brazilian individual, as follows: (i) 15% on gains not exceeding R$5,000,000.00; (ii) 17.5% on gains that exceed R$5,000,000.00 and do not exceed R$10,000,000.00; (iii) 20% on gains that exceed R$10,000,000.00 and do not exceed R$30,000,000.00; and (iv) 22.5% on gains exceeding R$30,000,000.00. Pursuant to the Section 18 of the Law No. 9,249/95, the tax treatment applicable to capital gains earned by Brazilian individuals also applies to capital gains earned by non-Brazilian residents (in transactions not carried out in the Brazilian stock exchange or the organized over-the-counter market). Therefore, new tax rates defined by the Law No. 13,259 shall also apply to non-Brazilian residents. This law will be effective starting on January 1, 2017.

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

Pursuant to Decree No 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be imposed on any transactions involving bonds and securities, including those carried out on Brazilian stock, futures and commodities exchanges. The rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero if the redemption, transfer or renegociation occurs after 30 days of their acquisition. The Brazilian government is permitted to increase such rate at any time up to 1.5% per day, but only in respect of future transactions.

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

See Note 35.2 to our audited consolidated financial statements for disclosure about market risk.

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

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2015, this amount was US$725.5 thousand.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

(a) Disclosure Controls and Procedures

We have carried out an evaluation under supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2015. Our disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives.

Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2015 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management as appropriate in order to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2015. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. For the year ended December 31, 2016, our management will apply the criteria established in the Internal Control - Integrated Framework (COSO 2013) issue by COSO.

Our independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2015.

Changes in Internal Controls

                The management of the Company identified no change in its internal control over financial reporting during the fiscal year ended December 31, 2015, that has materially affected or is reasonably likely to materially affect its internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

KPMG Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2015, 2014 and 2013.

The table below sets forth the total amount paid to KPMG Auditores Independentes for services performed in 2015, 2014 and 2013, and breaks down these amounts by category of service:

	Year ended December 31,
	2015	2014	2013
	(R$ million)
Audit fees	1.7	1.5	1.4
Audit-related fees	–	–	–
Tax fees	–	–	–
All other fees	–	–	–
Total	1.7	1.5	1.4

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

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-115.

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

                                                                                                  Companhia Paranaense De Energia – Copel

By: /s/ Luiz Fernando Leone Vianna

Name: Luiz Fernando Leone Vianna

Title: Chief Executive Officer

By: /s/ Luiz Eduardo da Veiga Sebastian

Name: Luiz Eduardo da Veiga Sebastiani

Title: Chief Financial and Investor Relations Officer

Date: April 27, 2016

KPMG Auditores Independentes Al. Dr. Carlos de Carvalho, 417 - 16º 80410-180 - Curitiba, PR - Brasil Caixa Postal 13533 80420-990 - Curitiba, PR - Brasil	Central Tel Fax Internet	55 (41) 3544-4747 55 (41) 3544-4750 www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Companhia Paranaense de Energia - COPEL

We have audited the accompanying consolidated statements of financial position of Companhia Paranaense de Energia – COPEL (the “Company”) and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. We also have audited the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board . Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Curitiba, Brazil

April 27, 2016

/s/ KPMG Auditores Independentes

Companhia Paranaense de Energia – Copel and Subsidiaries

Consolidated Financial Statements as of

December 31, 2015 and 2014 and for the years ended
December 31,2015, 2014 e 2013 and Report
of Independent Registered Public Accounting Firm

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note	12.31.2015	12.31.2014

CURRENT ASSETS
Cash and cash equivalents	5	1,480,727	740,131
Bonds and securities	6	406,274	459,115
Collaterals and escrow accounts		2,000	13,497
Trade accounts receivable	7	3,032,827	2,178,816
Dividends receivable		40,345	26,332
CRC transferred to the State Government of Paraná	8	111,663	94,579
Net sectoral financial assets	9	910,759	609,298
Accounts receivable related to the concession	10	9,162	7,430
Accounts receivable related to the concession compensation	11	-	301,046
Other current receivables	12	474,889	415,818
Inventories		131,018	150,622
Income Tax and Social Contribution	13.1	194,244	105,074
Other current recoverable taxes	13.3	70,725	96,285
Prepaid expenses	14	49,282	20,133
Receivable from related parties	15	19,482	-
		6,933,397	5,218,176

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	91,117	132,210
Collaterals and escrow accounts	22.1	86,137	56,956
Trade accounts receivable	7	75,062	75,696
CRC transferred to the State Government of Paraná	8	1,271,579	1,249,529
Judicial deposits	16	719,927	736,253
Net sectoral financial assets	9	134,903	431,846
Accounts receivable related to the concession	10	1,358,451	4,417,987
Accounts receivable related to the concession compensation	11	219,556	160,217
Other noncurrent receivables	12	31,614	85,324
Income Tax and Social Contribution	13.1	94,686	128,615
Deferred Income Tax and Social Contribution	13.2	537,562	526,046
Other noncurrent recoverable taxes	13.3	112,902	123,481
Prepaid expenses	14	25,493	175
Receivable from related parties	15	192,803	137,137
		4,951,792	8,261,472

Investments	17	2,224,710	1,660,150
Property, Plant and Equipment, net	18	8,692,682	8,304,188
Intangible Assets	19	6,145,076	2,174,156

		22,014,260	20,399,966

TOTAL ASSETS		28,947,657	25,618,142
Notes are an integral part of these consolidated financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position, continued

As of December 31, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note	12.31.2015	12.31.2014

CURRENT LIABILITIES
Payroll, social charges and accruals	20	258,401	252,618
Suppliers	21	1,613,126	1,587,205
Income Tax and Social Contribution Payable	13.1	311,916	309,881
Other taxes due	13.3	340,948	137,329
Loans and financing	22	308,558	867,626
Debentures	23	924,005	431,491
Dividend payable		346,007	19,691
Post employment benefits	24	43,323	37,404
Customer charges due	25	277,458	23,233
Research and Development and Energy Efficiency	26	167,881	175,972
Accounts payable related to concession	27	61,786	54,955
Other accounts payable	28	135,709	157,988
		4,789,118	4,055,393

NONCURRENT LIABILITIES
Suppliers	21	5,923	17,625
Deferred Income Tax and Social Contribution	13.2	214	15,218
Other taxes due	13.3	257,273	87,129
Loans and financing	22	3,768,502	2,601,324
Debentures	23	2,759,923	2,153,957
Post employment benefits	24	551,337	861,214
Research and Development and Energy Efficiency	26	231,112	159,792
Accounts payable related to concession	27	473,879	436,772
Other accounts payable	28	30,962	306
Provisions for legal claims	29	1,494,936	1,546,632
		9,574,061	7,879,969

EQUITY
Attributable to controlling shareholder's
Capital	30.1.1	6,910,000	6,910,000
Equity valuation adjustments	30.1.2	1,177,372	976,964
Legal reserve	30.1.3	744,784	685,147
Profit retention reserve	30.1.3	5,413,572	4,516,825
Additional proposed dividends	30.1.4	-	241,753
		14,245,728	13,330,689

Attributable to non-controlling interest	30.2	338,750	352,091

		14,584,478	13,682,780

TOTAL LIABILITIES & EQUITY		28,947,657	25,618,142
Notes are an integral part of these consolidated financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

			Restated	Restated
	Note	12.31.2015	12.31.2014	12.31.2013
OPERATING REVENUES	31	14,728,131	13,918,517	9,180,214

COST OF SALES AND SERVICES PROVIDED	32	(11,799,316)	(11,288,762)	(7,158,949)

GROSS PROFIT		2,928,815	2,629,755	2,021,265

Operational expenses / income
Selling expenses	32	(283,397)	(120,987)	(95,615)
General and administrative expenses	32	(670,606)	(552,116)	(530,104)
Other operational income (expenses)	32	(158,619)	(389,568)	(272,328)
Equity in earnings of investees	17	92,545	159,955	113,606
		(1,020,077)	(902,716)	(784,441)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		1,908,738	1,727,039	1,236,824

Financial results	33
Financial income		987,340	701,978	660,443
Financial expenses		(1,098,298)	(571,386)	(390,763)
		(110,958)	130,592	269,680

PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		1,797,780	1,857,631	1,506,504

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	13.4
Current		(698,023)	(747,869)	(554,520)
Deferred		165,794	225,853	149,451
		(532,229)	(522,016)	(405,069)

NET INCOME		1,265,551	1,335,615	1,101,435
Attributed to controlling shareholders		1,192,738	1,205,950	1,072,560
Attributed to non-controlling interest	30.2	72,813	129,665	28,875

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - IN REAIS
Ordinary shares	30.1.5	4.16287	4.20899	3.74278
Class "A" Preferred shares	30.1.5	4.57807	4.62953	4.49001
Class "B" Preferred shares	30.1.5	4.56917	4.62989	4.11741
Notes are an integral part of these consolidated financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statement of Comprehensive Income

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2015	12.31.2014	12.31.2013

NET INCOME		1,265,551	1,335,615	1,101,435
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities	30.1.2
Post employment benefits		410,330	140,383	(216,967)
Post employment benefits - equity		19,660	(582)	18,881
Taxes on other comprehensive income	30.1.2	(139,059)	(48,584)	73,769
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale:	30.1.2	628	880	(7,235)
Other adjustments - subsidiary		-	(2,777)	-
Taxes on other comprehensive income	30.1.2	(215)	647	2,460
Total comprehensive income, net of taxes		291,344	89,967	(129,092)

TOTAL COMPREHENSIVE INCOME		1,556,895	1,425,582	972,343

Attributed to controlling shareholders		1,483,587	1,297,225	943,468
Attributed to non-controlling interest		73,308	128,357	28,875
Notes are an integral part of these consolidated financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statement of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Attributable to controlling shareholders
			Equity valuation adjustments		Profit reserves					Attributable
										Non-
				Other		Profit	Additional			controlling
			Deemed	comprehensive	Legal	retention	proposed	Accumulated	Shareholders’	interests	Equity
	Note	Capital	cost	income	reserve	reserve	dividends	profit	equity	(Note 29.2)	Consolidated
Balance as of January 1, 2013		6,910,000	1,341,098	(126,704)	571,221	3,337,295	64,474	-	12,097,384	264,506	12,361,890
Net Income		-	-	-	-	-	-	1,072,560	1,072,560	28,875	1,101,435
Other comprehensive income
Losses on financial assets, net of taxes	30.1.2	-	-	(4,775)	-	-	-	-	(4,775)	-	(4,775)
Actuarial losses, net of taxes	30.1.2	-	-	(124,317)	-	-	-	-	(124,317)	-	(124,317)
Total comprehensive income		-	-	(129,092)	-	-	-	1,072,560	943,468	28,875	972,343
Realization - deemed cost, net of taxes	30.1.2	-	(102,143)	-	-	-	-	102,143	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(64,474)	-	(64,474)	-	(64,474)
Allocation proposed to GSM:
Legal reserve		-	-	-	53,628	-	-	(53,628)	-	-	-
Interest on own capital	30.1.3	-	-	-	-	-	-	(180,000)	(180,000)	-	(180,000)
Dividends	30.1.3	-	-	-	-	-	235,498	(380,537)	(145,039)	(15,968)	(161,007)
Profit retention reserve		-	-	-	-	560,538	-	(560,538)	-	-	-
Balance as of December 31, 2013		6,910,000	1,238,955	(255,796)	624,849	3,897,833	235,498	-	12,651,339	277,413	12,928,752
Net Income		-	-	-	-	-	-	1,205,950	1,205,950	129,665	1,335,615
Other comprehensive income
Losses on financial assets, net of taxes	30.1.2	-	-	(700)	-	-	-	-	(700)	(550)	(1,250)
Actuarial gain, net of taxes	30.1.2	-	-	91,975	-	-	-	-	91,975	(758)	91,217
Total comprehensive income		-	-	91,275	-	-	-	1,205,950	1,297,225	128,357	1,425,582
Realization - deemed cost, net of taxes	30.1.2	-	(101,851)	-	-	850	-	99,394	(1,607)	-	(1,607)
Realization - actuarial losses, net of taxes	30.1.2	-	-	4,381	-	(4,381)	-	-	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(235,498)	-	(235,498)	-	(235,498)
Allocation proposed to GSM:
Legal reserve		-	-	-	60,298	-	-	(60,298)	-	-	-
Interest on own capital	30.1.3	-	-	-	-	-	-	(30,000)	(30,000)	-	(30,000)
Dividends	30.1.3	-	-	-	-	-	241,753	(592,523)	(350,770)	(53,679)	(404,449)
Profit retention reserve		-	-	-	-	622,523	-	(622,523)	-	-	-
Balance as of December 31, 2014		6,910,000	1,137,104	(160,140)	685,147	4,516,825	241,753	-	13,330,689	352,091	13,682,780
Net Income		-	-	-	-	-	-	1,192,738	1,192,738	72,813	1,265,551
Other comprehensive income
Gain on financial assets, net of taxes	30.1.2	-	-	413	-	-	-	-	413	-	413
Actuarial gain, net of taxes	30.1.2	-	-	290,436	-	-	-	-	290,436	495	290,931
Total comprehensive income		-	-	290,849	-	-	-	1,192,738	1,483,587	73,308	1,556,895
Realization - deemed cost, net of taxes	30.1.2	-	(90,441)	-	-	-	-	90,441	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(241,753)	-	(241,753)	(8,733)	(250,486)
Distribution of dividends with retained earnings		-	-	-	-	-	-	-	-	(48,601)	(48,601)
Allocation proposed to GSM:
Legal reserve		-	-	-	59,637	-	-	(59,637)	-	-	-
Interest on own capital	30.1.3	-	-	-	-	-	-	(198,000)	(198,000)	-	(198,000)
Dividends	30.1.3	-	-	-	-	-	-	(128,795)	(128,795)	(29,315)	(158,110)
Profit retention reserve		-	-	-	-	896,747	-	(896,747)	-	-	-
Balance as of December 31, 2015		6,910,000	1,046,663	130,709	744,784	5,413,572	-	-	14,245,728	338,750	14,584,478
Notes are an integral part of these consolidated financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statement of in Cash Flows

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2015	12.31.2014	12.31.2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		1,265,551	1,335,615	1,101,435

Adjustments to reconcile net income for the year with cash generated from operating activities
Unrealized monetary and exchange variations - net		399,484	322,768	27,600
Remuneration of accounts receivable related to concession	10.1	(110,893)	(58,782)	(33,974)
Income tax and social contribution	13.4	698,023	747,869	554,520
Deferred income tax and social contribution	13.4	(165,794)	(225,853)	(149,451)
Result of renegotiation of hydrological risk	14.1	(134,620)	-	-
Equity in earnings of subsidiaries	17.1	(92,545)	(159,955)	(113,606)
Provisions (reversals) for losses with depreciation of investments	17.1	-	(6,981)	(7,887)
Appropriation of acturial calculation of post-employment benefits	24.4	143,202	102,108	76,815
Appropriation of pension and healthcare contributions	24.4	133,428	118,392	118,858
Creation for research and development programs and energy efficiency	26.2	128,898	115,368	79,961
Sectorial financial assets and liabilities result	31	(858,170)	(1,033,866)	-
Depreciation and amortization	32	676,472	629,943	603,202
Net operational provisions and reversals	32.4	210,829	1,203,682	201,910
Impairment of accounts receivable related to concession	10.1	40,757	23,884	45,795
Loss on disposal of property, plant and equipment	18.2	41,715	5,670	9,794
Loss on disposal of intangible assets	19.1	30,026	10,479	18,004
		2,406,363	3,130,341	2,532,976

Decrease (increase) in assets
Trade accounts receivable		(1,022,952)	(789,176)	20,614
Dividends and interest on own capital received		62,070	43,860	49,009
CRC transferred to the Government of the State of Paraná	8.1	178,588	172,078	163,078
Judicial deposits		16,326	(61,028)	(100,854)
Net sectoral financial assets	9.2	975,053	-	-
Accounts receivable related to the concession extension	11.1	321,409	306,814	440,656
Other receivables		(16,238)	(90,184)	(168,211)
Inventories		19,604	(11,344)	(14,469)
Income tax and social contribution		(55,241)	97,512	(132,071)
Other current taxes recoverable		49,229	(17,879)	(11,902)
Prepaid expenses		(5,814)	80	(6,366)
Related Parties		(49,911)	(137,137)	-

Increase (decrease) in liabilities
Payroll, social charges and accruals		5,783	12,792	(144,323)
Suppliers		(173,809)	94,244	(232,915)
Other taxes		144,711	(144,932)	80,567
Post employment benefits	24.4	(170,258)	(148,731)	(146,457)
Customer charges due		254,225	(14,761)	(18,504)
Research and development and energy efficiency	26.2	(99,729)	(85,584)	(76,765)
Payable related to the concession	27.2	(55,346)	(51,716)	(48,966)
Other accounts payable		8,377	33,182	47,209
Provisions for legal claims	29.1.1	(163,684)	(53,343)	(44,702)

CASH GENERATED BY OPERATING ACTIVITIES		2,628,756	2,285,088	2,187,604

Income tax and social contribution paid		(488,289)	(736,613)	(430,767)
Loans and financing - interest due and paid	22.4	(452,924)	(259,388)	(329,105)
Debentures - interest due and paid	23.2	(366,815)	(197,715)	(90,121)

NET CASH PROVIDED BY OPERATING ACTIVITIES		1,320,728	1,091,372	1,337,611
(continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statement of in Cash Flows, continued

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2015	12.31.2014	12.31.2013

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		76,883	(103,603)	279,406
Loans and financing granted to third parties		(29,400)	-	-
Receipt of loans and financing granted to third parties		7,805	-	-
Additions related parties - Net effect of acquired cash		-	149,760	(65,519)
Additions in investments	17.1	(528,629)	(628,621)	(519,315)
Additions to property, plant and equipment		(752,529)	(894,575)	(420,227)
Additions to intangible assets	19.1	(968,802)	(1,254,570)	(1,299,073)
Customers contributions	19.1	243,054	168,933	160,614
Disposal of intangible		-	-	-

NET CASH USED IN INVESTING ACTIVITIES		(1,951,618)	(2,562,676)	(1,864,114)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	22.4	1,836,190	221,556	1,239,126
Issue of Debentures	23.2	1,168,633	1,383,378	203,000
Amortization of principal - loans and financing	22.4	(1,170,987)	(425,554)	(31,508)
Amortization of principal - debentures	23.2	(154,822)	(40,608)	(10,152)
Amortization of principal - liabilities with related parties		-	-	-
Dividends and interest on own capital paid		(307,528)	(668,969)	(591,548)

NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		1,371,486	469,803	808,918

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		740,596	(1,001,501)	282,415

Cash and cash equivalents at the beginning of the period	5	740,131	1,741,632	1,459,217
Cash and cash equivalents at the end of the period	5	1,480,727	740,131	1,741,632

CHANGE IN CASH AND CASH EQUIVALENTS		740,596	(1,001,501)	282,415
Notes are an integral part of these consolidated financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

Copel activities are regulated by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or Aneel), which reports to the Ministry of Mines and Energy (Ministério de Minas e Energia or MME). The main operations of Copel and its subsidiaries are researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water utility.

1.1   Investments

Copel directly or indirectly holds interest in subsidiaries (1.1.1), joint ventures (1.1.2), joint operations (note 18.7) and associated companies (1.1.3).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1.1       Subsidiaries

	Headquarters	Main activity	Interest
12.31.2015%				Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A.	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A.	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Renováveis S.A. (Copel REN)	Curitiba/PR	Control and management of interests	100.0	Copel
Copel Comercialização S.A.(Copel COM) (a)	Curitiba/PR	Sales of energy	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária Ltda.	Curitiba/PR	Production of electricity from natural gas	20.0	Copel
			60.0	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento) (b)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A. (b)	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A. (b)	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A. (b)	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A. (b)	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A. (b)	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A. (b)	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A. (b)	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia) (b)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Copel Brisa Potiguar S.A. (c) (d)	Curitiba/PR	Control and management of interests	100.0	Copel REN
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A. (c)	Goiânia/GO	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A. (c)	Goiânia/GO	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A. (c)	Goiânia/GO	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A. (c)	Goiânia/GO	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A. (c)	Goiânia/GO	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A. (c)	Goiânia/GO	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A. (c)	Curitiba/PR	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A. (c)	Curitiba/PR	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A. (c)	Curitiba/PR	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A. (c)	Curitiba/PR	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A. (c)	Curitiba/PR	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.(c)	Curitiba/PR	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A. (c)	Curitiba/PR	Production of electricity from wind sources	100.0	Cutia
(a) In 02.03.2016 the Copel Participações S.A denomination was changed to Copel Comercialização S.A and the social object in question changed from control and administration of participations to commercialization of energy and rendering of correlated services.
(b) In 11.12.2015, was transferred via capital increase from Copel into Copel Geração e Transmissão.
(c) Pre-operating stage.
(d) Constituted in 01.21.2015.

1.1.2       Joint ventures

12.31.2015	Headquarters	Main activity	Interest
			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Paraná Gás Exploração e Produção S.A. (a) (b)	Curitiba/PR	Exploration of natural gas	30.0	Copel
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	51.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	80.0	Copel GeT
Transmissora Sul Brasileira de Energia S.A.	Florianópolis/SC	Transmission of electricity	20.0	Copel GeT
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.(a)	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Dominó Holdings S.A.	Curitiba/PR	Interest in sewage treatment	49.0	Copel COM
(a) Pre-operating stage.
(b) Constituted in 07.02.2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1.3       Associated companies

12.31.2015	Headquarters	Main activity	Interest %
Cia. de Saneamento do Paraná – Sanepar (a)	Curitiba/PR	Basic sanitation	7.6
Dona Francisca Energética S.A.	Agudo/RS	Electric Power	23.0
Foz do Chopim Energética Ltda.	Curitiba/PR	Electric Power	35.8
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (b)	Curitiba/PR	Electric Power	30.0
Copel Amec S/C Ltda.- em liquidação	Curitiba/PR	Services	48.0
Escoelectric Ltda.	Curitiba/PR	Services	40.0
Sercomtel S.A. Telecomunicações (c)	Londrina/PR	Telecommunications	45.0

(a) Despite only having a direct 7.6% interest in Sanepar, the Company has the ability to exercise significant influence through a shareholders agreement from Dominó Holdings S.A. joint venture, of its wholly owned subsidiary Copel Comercialização S.A.

(b) Pre-operating stage.
(c) Investment reduced to zero in 2013 due to the impairment tests.

2         Concession agreements and authorizations

2.1   Concessions contracts or authorizations obtained by Copel:

Copel		Interest %	Maturity
Concession agreement / authorization of the equity
Copel Distribuição	Contract 046/1999 (a)	100	07.07.2045
Elejor	Contract 125/2001 - HPP Fundão and Santa Clara	70	05.28.2037
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.18.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	08.27.2033
Foz do Chopim	Authorization 114/2000 - SHP Foz do Chopim	36	04.23.2030
UEG Araucária	Authorization 351/1999 - TTP Araucária (60% Copel GET)	20	12.22.2029
Compagás	Concession gas distribution contract	51	07.06.2024
Usina de Energia Eólica São João (b)	MME Ordinance 173 /2012 - WPP São João	49	03.25.2047
Usina de Energia Eólica Carnaúba (b)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.08.2047
Usina de Energia Eólica Reduto (b)	MME Ordinance 230 /2012 - WPP Reduto	49	04.15.2047
Usina de Energia Eólica Santo Cristo (b)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.17.2047
Dois Saltos	Authorization 5.204/2015	30	04.22.2045
Paraná Gás	PART-T-300_R12 4861-.0000.99/2014-00 - ANP	30	05.15.2045
(a) Extension of the concession by signing the on 12.09.2015, the 5th addendum to the Concession Agreement 046/1990.
(b) Subsidiaries of Voltália São Miguel do Gostoso I Participações S.A.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.2   Concessions contracts or authorizations obtained by Copel Geração e Transmissão:

Copel Geração e Transmissão		Interest %	Maturity
Generation concession 045/1999
TTP Figueira		100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia)		100	05.23.2023
HPP São Jorge		100	12.03.2024
HPP Guaricana		100	08.16.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.15.2029
HPP Gov. José Richa (Salto Caxias)		100	05.04.2030

Authorization 278/1999 - UEE Palmas		100	09.28.2029

Dispatch 182/2002 - SHP Melissa, SHP Pitangui and SHP Salto do Vau (a)		100	-

Generation Concession 001/2007 - HPP Mauá		51	07.02.2042

Generation concession 001/2011 - HPP Colíder (b)		100	01.16.2046

Ordinance 133/2011 - SHP Cavernoso II		100	02.27.2046

Use of Public Property Concession - 002/2012 - PP Baixo Iguaçu (c)		30	08.19.2047

Generation Concession - Use of Public Property - 007/2013
HPP Apucaraninha (d)		100	10.12.2025
HPP Chaminé (d)		100	08.16.2026
HPP Derivação do Rio Jordão (d)		100	11.15.2029
HPP Cavernoso (d)		100	01.07.2031

Generation concession 002/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046

In progress for homologation from ANEEL - HPP Marumbi		100	-

Authorization Aneel 5.373/2015 - HPP Chopim I (a)		100	-

Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TTP Araucária (20% - Copel)	60	12.22.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.24.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.30.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.30.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.26.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.07.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.08.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.08.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.27.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.19.2046
GE Olho D’Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	05.31.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste (b)	100	05.10.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste (b)	100	05.10.2050
Usina de Energia Eólica Jangada	Resolution No. 3.257/2011 - WPP GE Jangada (b)	100	01.04.2042
Maria Helena	Resolution No. 3.259/2011 - WPP GE Maria Helena (b)	100	01.04.2042
Usina de Energia Eólica Potiguar	MME Ordinance No. 179/2015 - WPP Potiguar (b)	100	05.10.2050
Usina de Energia Eólica Guajiru	Resolution No. 3.256/2011 - WPP Dreen Guajiru (b)	100	01.04.2042
Usina de Energia Eólica Cutia	Resolution No. 3.258/2011 - WPP Dreen Cutia (b)	100	01.04.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I (e)	100	08.03.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II (e)	100	08.03.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III (e)	100	08.03.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I (e)	100	08.03.2050
São MigueI lI	Ordinance 351/2015 - WPP São Miguel II (e)	100	08.03.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III (e)	100	08.03.2050
(a) Only register with ANEEL.
(b) Building under construction.
(c) As of 10.10.2014 the 1st amendment to the MME Concession Agreement no 002/2012 was signed formalizing the transfer of part of the HPP Baixo Iguaçu Concession to Copel Geração e Transmissão.
(d) Power plants that underwent change in the exploration system from a Public Service regime to an Independent Producer Regime.
(e) Beginning of construction in 2016.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel Geração e Transmissão		Interest %	Maturity
Transmission lines and substations concession agreements
Contract 060/2001 - Transmission facilities – several joint ventures (a)		100	12.31.2042
Contract 075/2001 - Transmission line Bateias - Jaguariaíva		100	08.16.2031
Contract 006/2008 - Transmission line Bateias - Pilarzinho		100	03.16.2038
Contract 027/2009 - Transmission line Foz do Iguaçu - Cascavel Oeste		100	11.18.2039
Contract 010/2010 - Transmission line Araraquara 2 - Taubaté (b)		100	10.05.2040
Contract 015/2010 - Substation Cerquilho III		100	10.05.2040
Contract 022/2012 - Transmission line - Foz do Chopim - Salto Osorio C2; Transmission line 230 kV Londrina - Figueira		100	08.26.2042
Contract 002/2013 - Transmission line - Assis - Paraguaçu Paulista II (b); Substation 230/88 kV Paraguaçu Paulista II (b)		100	02.24.2043
Contract 005/2014 - Transmission line - Bateias - Curitiba Norte (b); Substation 230/20138 kV Curitiba Norte (b)		100	01.28.2044
Contract 021/2014 - Transmission line Foz do Chopim - Realeza (b); Substation Realeza 230/20138 kV - Pátio novo 230 kV (b)		100	09.04.2044
Contract 022/2014 - Transmission line Assis - Londrina (b)		100	09.04.2044

Concession agreement / authorization of the equity
Costa Oeste Transmissora	Contract 001/2012 - Transmission line Cascavel Oeste - Umuarama; Substation Umuarama 230/20138 kV	51	01.11.2042
Transmissora Sul Brasileira	Contract 004/2012 - Transmission line Nova Santa Rita - Camaquã 3;	20	05.09.2042
	Transmission line 230 kV Camaquã 3 - Quinta; Transmission line 525 kV Salto Santiago - Itá;
	Transmission line 525 kV Itá - Nova Santa Rita; Substation Camaquã 3 230/69/2013,8 kV
Caiuá Transmissora	Contract 007/2012 - Transmission line Umuarama - Guaíra; Transmission line 230 kV Cascavel Oeste - Cascavel Norte;	49	05.09.2042
	Substation Santa Quitéria 230/69-13,8 Kv; Substation Cascavel Norte 230/20138-13,8 kV
Marumbi Transmissora	Contract 008/2012 - Transmission line Curitiba - Curitiba Leste; Substation Curitiba Leste 525/230 kV	80	05.09.2042
Integração Maranhense	Contract 011/2012 - Transmission line Açailândia - Miranda II	49	05.09.2042
Matrinchã Transmissora	Contract 012/2012 - Transmission line Paranaíta - Ribeirãozinho (b); Transmission line 500 kV Paranaíta - Claúdia (b);	49	05.09.2042
	Substation Claúdia 500 kV (b); Transmission line 500 kV Claúdia - Paranatinga (b); Substation Paranatinga 500 kV (b);
	Transmission line 500 kV Paranatinga - Ribeirãozinho (b)
Guaraciaba Transmissora	Contract 013/2012 - Transmission line Ribeirãozinho - Marimbondo II (b);	49	05.09.2042
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte (b); Transmission line 500 Rio Verde Norte - Marimbondo II (b);
	Sectioning of Transmission lines 500 kV Marimbondo - Araraquara, at Substation Marimbondo II (b);
	Substation Marimbondo II 500 kV (b)
Paranaíba Transmissora	Contract 007/2013 - Transmission line - T 500 kV Barreiras II - Rio das Éguas (b);	25	05.01.2043
	Transmission line 500 kV Rio Das Éguas - Luziânia (b); Transmission line 500 kV Luziânia - Pirapora 2 (b)
Mata de Santa Genebra	Contract 001/2014 - Transmission line - Itatiba - Bateias (b); Transmission line 500 kV Itatiba - Bateias (b);	50	05.13.2044
	Transmission line 500 kV Araraquara 2 - Itatiba (b); Transmission line 500 kV Araraquara 2 - Fernão Dias (b);
	Substation Santa Bárbara do D'Oeste 440 kV (b); Substation Itatiba 500 kV (b);
	Substation 500/440 kV Fernão Dias (b)
Cantareira Transmissora	Contract 019/2014 - Transmission line - Estreito - Fernão Dias (b)	49	09.04.2044
(a) Concession postponed through 3rd amendment to concession contract 060/2001.
(b) Buildings under construction.

3         Preparation basis

3.1   Statement of compliance

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, IASB, as well as with accounting practices adopted in Brazil (BR GAAP).

Company's management believes that only the relevant information used in its management are evidenced in the financial statements.

The issuance of the financial statements was authorized by the Board of Directors on March 15, 2016.

3.2   Functional currency and presentation currency

The financial statements are presented in Brazilian Reais, which is the functional currency of the Company. The financial information have been rounded to the nearest thousand, except otherwise indicated.

3.3   Measuring basis

The financial statements were prepared based on the historical cost, except for the following material items recognized in the statement of financial position:

•         Non-derivative financial instruments stated at fair value through profit or loss are measured at fair value;

•         Financial assets available for sale are measured at fair value;

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•         Investments in subsidiaries, in jointly-controlled subsidiaries and in associated companies are recognized in the financial statements using the equity accounting method; and

•         The net assistance liability is recognized by deducting the fair value of the plan assets from the present value of the actuarial liability calculated by a contracted actuary.

3.4   Use of estimates and judgments

In the preparation of these financial statements, management used judgments, estimates and assumptions that affect the application of accounting principles and the reported amounts of assets, liabilities, income and expenses of the Company. Actual results may differ from these estimates.

Estimates and assumptions are reviewed on a continuous basis. Reviews of estimates are recognized on a prospective basis.

3.4.1       Judgments

Information about judgment referring to the adoption of accounting policies which impact significantly the amounts recognized in the financial statements are included in the following notes:

•         Note 4.2 - Basis of consolidation ;

•         Note 4.3.10 - Accounts receivable related to the concession;

•         Note 4.3.11 - Accounts receivable related to the concession extension;

•         Note 4.7 - Intangible assets;

•         Notes 4.8 and 18.9 - Impairment of assets.; and

•         Note 4.15 - Leases.

3.4.2       Uncertainties on assumptions and estimates

Information on uncertainties related to assumptions and estimates that pose a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•         Notes 4.3 and 35 - Financial instruments;

•         Note 7 - Trade accounts receivable;

•         Notes 4.3.9 and 9 - Sectorial financial assets and liabilities;

•         Note 4.5.1 - Deferred income tax and social contribution;

•         Notes 4.6 and 18 - Property, plant and equipment;

•         Note 4.7 - Intangible assets;

•         Notes 4.8 and 18.9 - Impairment of assets;

•         Notes 4.9 and 24 - Post-employment benefits; and

•         Notes 4.11 and 29 - Provisions for litigation and disclosures of contingent liabilities.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4         Significant accounting policies

4.1   Restatement of comparative balances

Company's management has conducted an accounting policy review in order to reassess the proper classification of certain costs and expenses. Consequently, it corrected misclassifications pertaining to offset for the use of water resources and exchanged rate variance over the Itaipu power purchase.

For comparison purpose, the Consolidated Statements of Income  for 12.31.2014 and 12.31.2013 have been restated for the adjustments necessary to properly classify these costs.

12.31.2014	As previously stated	Classification adjustments	Restated
Statements of Income
Gross profit (a) (b)	2,753,440	(123,685)	2,629,755
Cost of sales and services provided (a) (b)	(11,165,077)	(123,685)	(11,288,762)
Operational expenses / income (a)	(1,043,526)	140,810	(902,716)
Other operational income (expenses) (a)	(530,378)	140,810	(389,568)
Financial results (b)	147,717	(17,125)	130,592
Financial income (b)	694,523	7,455	701,978
Financial expenses (b)	(546,806)	(24,580)	(571,386)
(a) Financial offset for the use of water resources of R$140,810 was reclassified from Other operacional income (expenses), net to Cost of sales and services provided
(b) The exchange rate fluctuation over the Itaipu's energy purchases, in the liquid amount of R$17,125, was reclassified as Financial Revenue and Financial Expenses instead of Operational Costs.

12.31.2013	As previously stated	Classification adjustments	Restated
Statements of Income
Gross profit (a) (b)	2,142,216	(120,951)	2,021,265
Cost of sales and services provided (a) (b)	(7,037,998)	(120,951)	(7,158,949)
Operational expenses / income (a)	(916,023)	131,582	(784,441)
Other operational income (expenses) (a)	(403,910)	131,582	(272,328)
Financial results (b)	280,311	(10,631)	269,680
Financial income (b)	652,363	8,080	660,443
Financial expenses (b)	(372,052)	(18,711)	(390,763)
(a) Financial offset for the use of water resources of R$131,582 was reclassified from Other operacional income (expenses), net to Cost of sales and services provided
(b) The exchange rate fluctuation over the Itaipu's energy purchases, in the liquid amount of R$10,631, was reclassified as Financial Revenue and Financial Expenses instead of Operational Costs.

4.2   Basis of consolidation

4.2.1       Calculation of equity in earnings of investees

Payment of dividends decreases the carrying value of investments.

When required, for calculation of equity in earnings of investees, the investees' financial statements are adjusted to adapt their policies to the Parent Company's accounting policies.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.2.2       Subsidiaries

The subsidiaries are entities to which the investor is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to affect those returns exerting its power over the entity.

The financial statements of the subsidiaries are included in the consolidated financial statements as from the date they start to be controlled by the Company until the date such control ceases.

The balances of the subsidiaries' assets and liabilities, and profit or loss, are consolidated line to line. Transactions between consolidated companies are eliminated.

4.2.3       Interest of non-controlling shareholders

Non-controlling interest is presented in equity, separately from the equity attributable to the Parent Company's shareholders. Profits, losses and other comprehensive income are also allocated separately from the ones allocated to the Parent Company's shareholders, even if this results in non-controlling interest having a deficit balance.

4.2.4       Joint ventures and associated companies

Joint ventures are entities over which the Company, subject to an agreement, has the ability to affect returns exerting its power in conjunction with other parties, irrespective of the percentage of interest in the voting capital.

Associated companies are entities over which the Company exerts significant influence regarding financial and operational decisions, without control.

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

4.2.5       Joint operations

Joint operation is a joint business according to which parties that jointly control the business have rights on assets and obligations regarding liabilities related to the business.

Joint operations (consortiums) are recorded in the company holding the share, in proportion to the quotas of assets, liabilities and income (loss).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.3   Financial instruments

The Company does not use derivative financial instruments.

Non-derivative financial instruments are recognized on the trading date, i.e. when the obligation or right arises. They are initially recognized at fair value plus any directly attributable transaction costs.

Fair values are determined based on the market quotation, for financial instruments traded in active markets, and for those with no quotations available on the market, fair values are determined by the present value of expected cash flows method.

After the initial recognition, the non-derivative financial instruments are measured as described below:

Financial assets

4.3.1       Financial instruments at fair value through profit or loss

Financial instruments are recorded at fair value through profit and losses if the Company manages these investments and makes purchase or sale decisions based on their fair value in the context of an investment and risk management strategy. After initial recognition, transaction costs and attributable interests, when incurred, are recognized through profit and losses.

4.3.2       Loans and receivables

This category only comprises non-derivative assets with fixed or determinable payments, which are not quoted in any active markets. They are measured using the amortized cost or effective interest rate methods.

4.3.3       Financial instruments available-for-sale

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

4.3.4       Financial instruments held to maturity

If the Company is interested in and capable of holding any financial assets until maturity, they are classified as held to maturity. They are measured by the amortized cost using the effective interest rate method, deducting any reductions in their recoverable value.

Financial liabilities and equity instruments

4.3.5       Financial liabilities measured at fair value through profit or loss

Financial liabilities designated as such upon initial recognition are classified as held for trading. They are stated at fair value and related gains or losses are recognized in income.

The net losses or gains recognized in the Consolidated Statements of Income  also include interest paid on the financial liability.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.3.6       Other financial liabilities

Other financial liabilities are measured at amortized cost, using the effective interest method. This method is also used to allocate interest expense of these liabilities for the period. The effective interest rate is the rate that exactly discounts estimated future cash flows (including fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the expected life of the financial liability or, when appropriate, over a shorter period, to the net carrying amount of the financial liability.

4.3.7       Derecognition of financial liabilities

The Company derecognizes financial liabilities only when its obligations are discharged or cancelled or settled. The difference between the book value of the derecognized financial liability and the corresponding disbursement made or to be made is recorded to income.

4.3.8       Capital

Capital consists of common and preferred shares. Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares do not have voting rights and have two classes "A" and "B".

Class “A” preferred shares have priority in the reimbursement of capital and in the distribution of minimum dividends of 10% p.y. (non-cumulative), calculated based on the capital represented by this class of shares.

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

According to Article 17 and following paragraphs of Federal Law No. 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

Net sectorial financial assets and liabilities and related to the concession

4.3.9       Net sectorial financial assets and liabilities

An amendment to the concession contract of distribution companies, approved by ANEEL Order No. 4,621/2014, provides that, in the event of termination of the concession for any reason, the residual values of Part A items and other financial components not recovered or returned through tariff are incorporated in the calculation of compensation or deducted from unamortized assets indemnity values, thus protecting rights or obligations of the distribution company to the Granting Authority.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The effects of amendments related to concession and permission contracts do not characterize a change in accounting policy but rather a new situation, therefore, their application were prospective to the event and the initial recognition adopted was based on the existing sectorial financial assets and liabilities values at the date of signature of the amendments of the concession contracts on December 10, 2014. Thus, the impact of the initial recognition was recorded as a component of net income.

4.3.10     Accounts receivable related to the concession

Power transmission concession

These refer to receivables in connection with the power transmission concession agreements and include the following amounts: (i) revenues from the construction of transmission infrastructure for use by system users; (ii) the financial return on these revenues guaranteed by the granting authority during the term of the concession.

Revenues under power transmission concession agreements are collected by making infrastructure available to system users and are not subject to demand risk, and are thus considered guaranteed revenues, called Annual Permitted Revenues (Receita Anual Permitida or RAP, in Portuguese) to be received during the term of the concession. Amounts are billed monthly to the users of this infrastructure, pursuant to reports issued by the National System Operator (Operador Nacional do Sistema or ONS, in Portuguese). Upon expiration of the concession, any uncollected amounts related to the construction of infrastructure shall be received directly from the granting authority, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through tariffs (RAP).

These financial assets do not have an active market, have fixed and determinable cash flows, and therefore classified as “loans and receivables”. They are initially estimated based on their respective fair values and later measured according to the amortized cost calculated under the effective interest rate method.

Specifically to the Concession Agreement 060/2001, the subsequent additions, which represents expansion, improvement or enhancement of infrastructure, are recognized as a concession financial asset by virtue of representing the future generation of additional operating cash, according to specific rules from the Concession Grantor.

Power distribution service concession

These refer to reimbursements set forth in the public power distribution service concession agreements, which the Company understands as an unconditional right to cash payments from the granting authority upon expiration of the concession. These reimbursements are designed to compensate Copel Distribuição for the investments made in infrastructure, which have not been recovered through the collection of tariffs at the end of the concession because of their useful lives being longer than the term of said concession.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Since these financial assets do not have determinable fixed cash flows – as the Company operates under the assumption that the value of the corresponding reimbursements will be based on the replacement cost of the concession assets and as they do not feature the necessary characteristics to be classified under any other category of financial assets – they are classified as “available for sale”. The cash flows related to these assets are determined taking into account the Regulatory Compensation Basis (Base de Remuneração Regulatória or BRR, in Portuguese), defined by the granting authority. The methodology of the BRR is based on the replacement cost of the assets that make up the power distribution infrastructure related to the concession. This tariff basis (BRR) is reviewed every four years taking into account several factors. Its goal is to reflect the variation in the prices of physical assets, including write-offs, depreciation, and additions of assets to the concession infrastructure (physical assets).

The return on these financial assets is based on the regulatory Weighted Average Cost of Capital or WACC approved by ANEEL in the periodic rate review process, whose amount is included in the tariffs charged to customers and collected monthly.

1st, 2nd, 3rd and 4th Tariff Readjustment Cycles were conducted every four years and, beginning on the 5th cycle, which starts in January 2016, they will be conducted every five years, considering a change promoted by the fifth amendment to the Concession Agreement.

Gas Concession

Gas concession contract falls the bifurcated model, where part of the investments made by the concessionaire is paid by users of the public service and the other party is indemnified by the granting authority, the State of Paraná, at the end of the concession. This model contemplates the recognition of financial assets and intangible assets.

As a financial asset is recognized the amount that will be indemnified by the granting authority corresponding to the investments made in the last ten years prior to the end of the concession as foreseen in the contract and which the Company understands as an unconditional right to cash payments from the granting authority upon expiration of the concession

Since these financial assets do not have determinable fixed cash flows – as the Company operates under the assumption that the value of the corresponding reimbursements will be based on the replacement cost of the concession assets and as they do not feature the necessary characteristics to be classified under any other category of financial assets – they are classified as “available for sale”.

4.3.11     Accounts receivable related to the concession extension

Concession and transmission agreement - Contract 060/2001

Refer to receivables provided by Provisional Measure No. 579/12 - MP 579, converted into Law No. 12,783/13, by virtue of the Copel Geração e Transmissão’s choice to extend the term of the agreement No. 060/2001 for 30 years from December 31, 2012.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

For assets that started operations after May 2000, indemnification was split into 31 monthly installments as from January 2013, calculated using the Constant Amortization System (Sistema de Amortização Constante or SAC, in Portuguese), updated by the National Consumer Price Index (Índice de Preços ao Consumidor Amplo or IPCA, in Portuguese) and remunerated by WACC at a real 5.59% p.y..

For the assets of the Existing System Basic Network - existing on May 31, 2000 and with residual value at the date of the extension, article 1 of ANEEL Normative Resolution No. 589/2013 defines the methodology for the purpose of indemnification. This resolution defined the valuation of the concession operators' right to indemnification.

Generation contracts

It refers to receivables from generation projects with expired concession terms that were not extended, pursuant to Law No. 12,783/2013.

The criteria and procedures that define the indemnity value for investments in reversible assets not yet amortized or depreciated, are defined in ANEEL Resolution No. 596/2013.

Management believes it has a contractual right to receive an indemnification at the end of the concessions. For the indemnity calculation, it considers the new replacement value - VNR, with depreciation and amortization accrued from the date of operation until the expiration of the concession.

4.3.12     Accounts Payable related to concession - Use of Public Property

It corresponds to the amounts set forth in the concession agreement in connection with the right to explore hydraulic energy potential (onerous concession), whose agreement is signed as Use of Public Property (Uso do Bem Público or UBP, in Portuguese) agreements. The asset is recognized on the date of signature of the concession contract, corresponding to the present value of future cash payments for the concession. The liability is then remeasured using the effective interest rate and reduced by contracted payments.

4.4   Inventories (including property, plant and equipment and intangible assets - concession  agreement)

Materials and supplies in inventory, classified under current assets and those assigned for investments, classified under property, plant and equipment, and intangible assets – concession agreements, have been recorded at their average acquisition cost. Recorded amounts do not exceed their net realizable value.

4.5   Taxes

4.5.1       Current and deferred income tax and social contribution

Income tax comprises corporate income tax and social contribution, which are calculated based on taxable income (adjusted income) of each taxed entity and at the applicable rates, which are: 15%, plus 10% on any amounts exceeding R$240 a year, for corporate income tax, and 9% for social contribution.

The tax loss and negative social contribution base can be carry forward against future taxable profits with a 30% cap per year, and do not expire.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income tax and social contribution are recognized on the differences between assets and liabilities recognized for tax purposes and corresponding amounts recognized in the financial statements.

Deferred income tax and social contribution assets are recognized only to the extent that it is likely that there will be taxable profits for which the temporary differences can be used and the tax losses can be offset.

Deferred tax assets and liabilities are disclosed at the net value if there is a legal right to offset current tax liabilities and assets, and they are related to taxes levied by the same tax authority on the same entity subject to taxation.

4.5.2       Other taxes

Sales and services revenues are subject to value-added tax (Imposto sobre Circulação de Mercadorias e Serviços or ICMS) and service tax (Imposto sobre Serviços or ISS), at the applicable rates, and to the PIS (Social Integration Program) and COFINS (Contribution for the Financing of Social Security).

Revenues from sectorial financial assets recognized in the Consolidated Statements of Income, consistent as adopted in earlier exercises, are being taxed at the time of billing to the final consumer.

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

4.6   Property, plant and equipment

The assets related to the public service concession agreement and are depreciated according to the straight-line method based on annual rates set forth and reviewed periodically by Aneel, which are used and accepted by the market as representative of the economic useful life of the assets related to concession's infrastructure. Assets related to contracts for the use of public property under the independent electricity producer scheme are depreciated based on annual rates established by Aneel limited to the concession period. All other fixed assets are depreciated using the straight-line method based on estimates of their useful lives.

Costs directly attributable to construction work as well as interest and financial charges on loans from third parties during construction are recorded under property, plant and equipment in progress, if it is probable that they will result in future economic benefits for the Company.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.7   Intangible assets

Software acquired from third parties and those internally developed, are measured at acquisition cost and depreciated over five years. Intangibles from Concession Agreements are discussed below.

4.7.1       Onerous concession of electric power generation

Corresponds to acquisition of exploration rights on hydropower potential whose contract is signed as Use of Public Property - UBP.

During construction work, this asset is recognized at the present value of future cash disbursements during the Concession Agreement term. When commercial operation starts, the amount starts to be amortized during the concession term.

4.7.2       Concession agreement – electricity distribution

These comprise the right to control infrastructure, built or acquired by the operator or provided to be used by the operator as part of the electric energy public service concession agreement (the right to charge fees to the users of the public service provided by the operator), in compliance with IAS 38 – Intangible Assets, and IFRIC 12 – Concession Agreements.Intangible assets are recorded at their fair acquisition and construction value, minus accumulated amortization and impairment losses, when applicable.

The amortization of intangible assets reflects the pattern in which it is expected that future economic benefits will flow to Copel Distribuição during to the term of the concession.

4.7.3       Concession agreement – gas distribution

Intangible assets from the construction of infrastructure and the purchase of assets required for the provision of gas distribution services correspond to the right to charge users for the gas supply.

This intangible asset was initially recognized at acquisition, formation or construction cost, plus interest and other capitalized finance charges. This asset is amortized using the straight-line basis over its estimated useful life, considering the economic benefits generated by intangible assets.

4.7.4       Intangible assets acquired separately

Intangible assets with a defined useful life, acquired separately, are recorded at cost, net of accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method based on the estimated useful lives of the corresponding assets. The estimated useful lives and the amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

4.7.5       Derecognition of intangible assets

An intangible asset is derecognized when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between net disposal proceeds and the carrying amount of the asset are recognized in profit or loss when the asset is derecognized.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.8   Impairment of Assets

Property, plant and equipment and intangible assets are assessed annually to detect evidence of impairment or whenever significant events or changes in circumstances indicate that the book value of any such asset may not be recoverable. Whenever there is a loss resulting from situations where an asset’s book value exceeds its recoverable value, defined as the greater between the asset’s value in use and its net sale value, this loss is recorded in the statement of income for the year. Reversals of prior period impairments are also recognized in the statement of income for year.

4.9   Post-employment benefits

The Company sponsors employees benefit plans. The amounts of these actuarial obligations (contributions, costs, liabilities, and/or assets) are calculated annually by an independent actuary at year end.

The adoption of the projected credit unit method adds each year of service as the source of an additional benefit unit, adding up to the calculation of the final liability.

The benefit plan assets are measured at fair value.

Other actuarial assumptions are used which take into account biometric and economic tables in addition to historical data from the benefits plans, obtained from the manager of these plans, Fundação Copel de Previdência e Assistência Social.

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized in other comprehensive income.

4.10      Research and Development Program – R&D – and Energy Efficiency Program - EEP

Pursuant to Law No. 9,991/00, concessionaires and permission holder of public services of distribution, generation and transmission of electric energy are required to allocate 1% of their net operating revenues in research and development of the electric sector, and concessionaires that distribute electric power must segregate this same percentage between research and development programs of the electric industry and programs for energy efficiency, as defined by Resolutions No. 504/12 and 556/13.

4.11      Provisions

Provisions are recognized when, and only when: 1) the Company has a present obligation (legal or constructive) resulting from a past event, 2) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and 3) a reliable estimate can be made of the amount to settle the obligation.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Environmental liabilities are recognized as the Company assumes formal obligations before regulatory agencies or becomes aware of potential risks related to socio-environmental issues, which may lead to cash disbursements that are deemed probable and that may be estimated. During the project implementation phase, the accrued amounts are recorded against property, plant and equipment or intangible in progress. Once the project enters commercial operation, all costs or expenses incurred with socio-environmental programs related to the project’s operation and maintenance licenses are recorded directly to profit or loss for the period.

4.12      Revenue recognition

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

4.12.1     Unbilled revenues

It corresponds to revenues from electricity sales to final customers, electricity sales to distribution, use of the main distribution and transmission grid and telecommunication services, from the period between the last billing and the end of each month, by estimate based on the last measurement taken.

4.12.2     Interest

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

4.13      Construction revenues and costs

Revenue related to construction services, for infrastructure in the power transmission and distribution services, are recognized using the stage of completion method. Related costs are recognized in the Consolidated Statements of Income as constructions cost.

Given that Copel Distribuição and Compagás outsource the construction of distribution infrastructure to non-related parties and works are carried out over short periods, the construction margin to the power and gas distribution activities result in no significant amounts, resulting in the non-recognition of such margin.

The construction margin adopted for the transmission activity for the year 2015 and 2014 was 1.65%, and results from a calculation methodology which takes into account the respective business risk.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.14      Power purchase and sales transactions in the Spot Market (Electric Energy Trading Chamber – CCEE)

Power purchase and sales transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates prepared by the Company’s Senior Management when public information is not yet available.

4.15      Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Other leases are classified as operating.

4.16      New standards and changes and interpretations of standards not yet in effect

Several new standards, amendments to standards and interpretations will be effective for the years started on or after January 1, 2016, and have not been adopted in the preparation of these financial statements.

Those that may be relevant to the Company are mentioned below. The Company does not plan to early adopt these standards.

4.16.1     IFRS 9 – Financial instruments

Includes revised guidance on designating and measuring financial instruments, including a new model of expected credit losses for the impairment calculation on financial assets and new requirements on hedge accounting. The standard maintains existing guidance on recognition and derecognition of financial instrument in IAS 39.

IFRS 9 is effective for the years starting on or after January 1, 2018.

4.16.2     IFRS 15 – Revenue from contracts with customers

Requires an entity to recognize the sum of income reflecting a consideration that they expect to receive in exchange for control of such assets and services. The new standard will replace the greater part of detailed guidance on recognition of income currently existing in IFRS when the new standard is adopted. The new standard will be applicable as of or after January 1, 2017 and early adoption is permitted by IFRS. The standard may be adopted retrospectively, using a cumulative effect approach. The Company is assessing the effects of IFRS 15 in the financial statements and in their disclosures, and have not selected yet the transition method for the new standard or determined the effects by the new standard in current financial reports.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

5         Cash and cash equivalents

	12.31.2015	12.31.2014
Cash and bank accounts	167,724	152,373
Financial investments with immediate liquidity	1,313,003	587,758
	1,480,727	740,131

It comprises liquid funds in cash, bank deposits and short-term high liquidity investments, which can be redeemed within 90 days for cash from the contract date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments are remunerated, on average, at the rate of the Interbank Deposit Certificate (Certificado de Depósito Interbancário or CDI).

6         Bonds and Securities

	Level
Category	Note 35.1	Index	12.31.2015	12.31.2014
Securities available for sale
Committed Operation	2	Fixed rate	48,085	93,558
CDB	2	CDI	45,996	36,718
Quotas in Funds	2	CDI	64,368	-
LFT	1	Selic	2,623	87,979
Quotas in Funds	1	CDI	105	99
LTN	1	Fixed rate	-	17,153
LF Caixa	2	CDI	-	12,450
NTN-F	1	CDI	-	2,001
			161,177	249,958
Securities held for trading
Multimarket Fund	2	CDI	111,760	43,021
Quotas in Funds	2	CDI	100,282	164,281
Committed Operation	2	Fixed rate	88,594	10,320
LF	2	CDI	26,025	32,041
DPGE	2	CDI	4,515	14,224
LTN	1	Selic	2,563	52,798
Housing credit	2	CDI	2,316	-
Debentures	2	CDI	157	2,961
Treasury	1	-	2	6
CDB	2	CDI	-	1,128
CRI	2	IGPDI	-	12,230
Loan - Credit Operation ( Mutual )	2	IPCA	-	8,357
			336,214	341,367
			497,391	591,325
		Current	406,274	459,115
		Noncurrent	91,117	132,210

Copel and its subsidiaries securities yield variable interest rates. The term of these securities ranges from 1 to 60 months from the end of the reporting period. None of these assets is overdue or impaired at year-end.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7         Trade Accounts Receivable

	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	12.31.2015	12.31.2014
Customers
Residential	308,886	200,842	84,075	593,803	343,911
Industrial	276,540	69,384	40,853	386,777	220,569
Commercial	266,931	66,971	43,408	377,310	202,640
Rural	55,617	21,385	4,770	81,772	39,982
Public Entities	41,821	12,959	12,139	66,919	56,507
Public lighting	40,117	363	119	40,599	20,820
Public service	38,748	3,149	1,088	42,985	21,947
Unbilled	648,455	-	-	648,455	402,465
Energy installments plan	87,900	11,608	31,081	130,589	147,865
Low income subsidy - Eletrobras	12,351	-	-	12,351	13,368
Other receivables	70,420	36,200	34,861	141,481	105,775
	1,847,786	422,861	252,394	2,523,041	1,575,849
Concessionaires and Permission holder
Energy supplies
Energy purchase agreements in the
regulated market - CCEAR	128,628	12,485	6,696	147,809	95,274
Bilateral contracts	88,119	4,359	2,483	94,961	98,449
CCEE (7.2)	91,427	161,536	181,560	434,523	494,900
Unbilled	49,431	-	-	49,431	12,309
Quota system and Reimbursement to generators	2,393	422	1,343	4,158	1,260
	359,998	178,802	192,082	730,882	702,192
Charges from using transmission grid	73,860	3,917	5,394	83,171	35,673
.
Telecommunications	8,932	11,560	29,274	49,766	51,934
.
Gas distribution	55,032	3,926	1,757	60,715	48,385
.
Allowance for doubtful accounts (7.3)	-	-	(339,686)	(339,686)	(159,521)
	2,345,608	621,066	141,215	3,107,889	2,254,512
Current				3,032,827	2,178,816
Noncurrent				75,062	75,696

7.1   Debt balances paid in installments

The trade accounts receivable “debt balances paid in installments” are discounted to present value, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate.

7.2   Electricity Trade Chamber – CCEE

Of the balance presented, the amount of R$186,707 is related to UEG Araucaria and the amount of R$201,981 is related to Copel Geração e Transmissão, of which R$181,560 derive from sale of energy to be reprocessed by CCEE for the period from January to May as a result of the request to Aneel for exemption from responsibility of complying with trading contracts of Colíder Hydroelectric Power Plants for delivery of energy (Note 18.6). The remaining balance, in the amount of R$85,862, was received on February 12, 2016 and March 8, 2016.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7.3   Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in amounts deemed sufficient by Copel’s senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely.

The allowance for doubtful accounts is recorded considering the parameters recommended by ANEEL, based on amounts receivable from residential class customers overdue for more than 90 days, from commercial class customers overdue for more than 180 days and from industrial and rural customers, public authorities, public lighting and public utilities overdue for more than 360 days in addition to previous experience of actual losses.

	Balance as of	Additions /	Reversal	Balance as of	Additions /	Reversal	Balance as of		Reversal	Balance as of
	January 1, 2013	(reversals)	of write offs	December 31, 2013	(reversals)	of write offs	December 31, 2014	Additions	of write offs	December 31, 2015
Customers
Residential	39,229	19,197	(12,249)	46,177	25,323	(11,982)	59,518	64,976	(20,327)	104,167
Industrial	28,631	9,739	(5,700)	32,670	14,752	(11,465)	35,957	11,265	(5,046)	42,176
Commercial	24,009	5,285	(2,532)	26,762	18,400	(5,327)	39,835	14,242	(5,692)	48,385
Rural	5,526	1,621	(740)	6,407	(4,798)	(336)	1,273	1,382	(828)	1,827
Public Entities	9,316	3,727	-	13,043	(3,888)	-	9,155	1,496	-	10,651
Public lighting	129	(48)	-	81	-	-	81	-	-	81
Public service	113	70	-	183	71	6	260	347	-	607
	106,953	39,591	(21,221)	125,323	49,860	(29,104)	146,079	93,708	(31,893)	207,894
Concessionaries and permission holder
CCEE (7.3.1)	-	-	-	-	-	-	-	119,665	-	119,665
Concessionaries and permission holder	2,588	6,414	(125)	8,877	927	(715)	9,089	1,052	-	10,141
	2,588	6,414	(125)	8,877	927	(715)	9,089	120,717	-	129,806
Telecommunications	3,221	866	(833)	3,254	1,023	(1,234)	3,043	987	(3,839)	191
Gas distribution	838	299	(60)	1,077	251	(18)	1,310	549	(64)	1,795
	113,600	47,170	(22,239)	138,531	52,061	(31,071)	159,521	215,961	(35,796)	339,686

7.3.1   CCEE

An allowance for doubtful on trade accounts receivables was recognized on 2015 in the amount of R$119,655 in respect of differences between the sales price of the energy traded under the Contracts for Purchasing and Selling Electricity in the Regulated Market (CCEARs) of the Hydroelectric Power Plant Colíder and the difference settlement price (PLD). The Company is waiting on Aneel’s decision on the request for a revision of the power plant’s operations start date to reverse that allowance.

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

The State Government is paying the renegotiated amounts in accordance with the fourth amendment. Dividends payable to the State as a shareholder are a collateral to this receivable.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

8.1   Changes in CRC

	Current Assets	Noncurrent Assets	Total
Balance as of January 1, 2014	85,448	1,295,106	1,380,554
Interest	86,630	-	86,630
Monetary variations	1,418	47,584	49,002
Transfers	93,161	(93,161)	-
Amortizations	(172,078)	-	(172,078)
Balance as of December 31, 2014	94,579	1,249,529	1,344,108
Interest	84,010	-	84,010
Monetary variations	5,400	128,312	133,712
Transfers	106,262	(106,262)	-
Amortizations	(178,588)	-	(178,588)
Balance as of December 31, 2015	111,663	1,271,579	1,383,242

8.2   Maturity of noncurrent installments

12.31.2015
2017	119,089
2018	127,009
2019	135,456
2020	144,464
2021	154,072
After 2021	591,489
1,271,579

9         Net Sectorial Financial Assets

Copel Distribuição following the signing of the 4th Amendment to the Concession Agreement on 12.10.2014, recording sectorial financial assets against net operating revenue.

Net Sectorial Financial Assets refer to the Variance of Parcel “A” Costs (CVA) and other financial components relating to non-manageable costs incurred in the tariff cycle without adequate tariff coverage. The balances of these accounts are positive or negative differences between projected and actual amounts and are adjusted by an index established by the regulator, ANEEL, and are carried forward to the next rate adjustment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.1   Composition of net sectorial financial assets balances per tariff cycle

	Current assets		Noncurrent assets
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Sectoral financial assets - Electricity rate adjustment recoverable 2014
Part A	-	-	-	-
Fuel Consumption Account - CCC	-	4,254	-	-
Charges for using the transmission system - basic grid	-	14,304	-	-
Electricity purchased for resale - Itaipu	-	2,469	-	-
Charges for system services - ESS	-	(81,703)	-	-
Energy Development Account - CDE	-	1,160	-	-
Incentive Program to Alternative Electricity Sources - Proinfa	-	4,604	-	-
Electricity purchased for resale - CVA Energ	-	162,114	-	-
Transport of energy purchased from Itaipu	-	165	-	-
Other financial components
Overcontracting	-	79,201	-	-
Eletronuclear	-	1,554	-	-
Neutrality	-	(10,670)	-	-
	-	177,452	-	-
Sectoral financial assets - Electricity rate adjustment recoverable 2015
Part A	-	-	-	-
Charges for using the transmission system - basic grid	69,781	41,274	-	41,274
Electricity purchased for resale - Itaipu	-	(55,585)	-	(55,585)
ESS	(200,644)	(144,531)	-	(144,531)
CDE	171,008	7,866	-	7,866
Proinfa	(1,185)	-	-	-
CVA Energ	365,276	220,680	-	220,680
Transport of energy purchased from Itaipu	2,859	946	-	946
Other financial components
Deferral IRT 2013	143,624	140,337	-	140,337
Deferral IRT 2014 (constitution)	324,003	159,364	-	159,364
Extraordinary Tariff Review	(179,763)	-	-	-
Overcontracting	78,778	66,668	-	-
Neutrality	(7,888)	(5,173)	-	-
Financial exposure	9,922	-	-	-
Guarantees	84	-	-	61,495
	775,855	431,846	-	431,846
Sectoral financial assets - Electricity rate adjustment recoverable 2016
Part A	-	-	-	-
Charges for using the transmission system - basic grid	3,615	-	3,615	-
Electricity purchased for resale - Itaipu	349,704	-	349,704	-
ESS	(69,255)	-	(69,255)	-
CDE	231,052	-	231,052	-
Proinfa	(40)	-	(40)	-
CVA Energ	(190,070)	-	(190,071)	-
Transport of energy purchased from Itaipu	2,432	-	2,432	-
Other financial components
Overcontracting	20,999	-	20,999	-
Extraordinary Tariff Review	(264,423)	-	(264,423)	-
Neutrality	36,266	-	36,266	-
Abrace	10,228	-	10,228	-
Financial exposure	4,396	-	4,396	-
	134,904	-	134,903	-
	910,759	609,298	134,903	431,846

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.2   Changes in net sectorial financial assets

		Operating revenues		Financial results
	Balance as of				ACR	Rate	Balance as of
	January 1, 2015	Constitution	Amortization	Updating	Account	flags	December 31, 2015
Part A
CCC	4,254	-	(4,254)	-	-	-	-
Charges for using the transmission system - basic grid	96,852	57,734	(89,677)	12,102	-	-	77,011
Electricity purchased for resale - Itaipu (9.2.1)	(108,701)	788,542	(2,610)	22,177	-	-	699,408
ESS	(370,765)	30,779	300,650	(44,439)	-	(255,379)	(339,154)
CDE (9.2.2)	16,892	756,556	(184,185)	43,849	-	-	633,112
Proinfa	4,604	(2,350)	(3,601)	82	-	-	(1,265)
CVA Energ (9.2.3)	603,474	421,026	(561,430)	66,337	(19,590)	(524,682)	(14,865)
Transport of energy purchased f rom Itaipu	2,057	8,398	(3,229)	497	-	-	7,723
Other financial components
Overcontracting	212,537	206,796	(157,979)	34,824	(38,704)	(136,698)	120,776
Deferral IRT (9.2.4)	599,402	311,212	(467,628)	24,641	-	-	467,627
Extraordinary Tariff Review	-	(842,087)	179,763	(46,285)	-	-	(708,609)
Neutrality (9.2.5)	(21,016)	63,603	18,559	3,498	-	-	64,644
Abrace (9.2.6)	-	19,808	-	648	-	-	20,456
Financial exposure	-	25,174	(9,922)	3,462	-	-	18,714
Guarantees	-	160	(84)	8	-	-	84
Eletronuclear	1,554	-	(1,554)	-	-	-	-
	1,041,144	1,845,351	(987,181)	121,401	(58,294)	(916,759)	1,045,662
Current	609,298						910,759
Noncurrent	431,846						134,903

		Operating revenues		Financial results
	Initial recognition				Balance as of
	as of 12.10.2014	Constitution	Amortization	Updating	December 31, 2014
Part A
CCC	4,757	-	(503)	-	4,254
Charges for using the transmission system - basic grid	89,226	8,932	(1,692)	386	96,852
Electricity purchased for resale - Itaipu (9.2.1)	(94,232)	(13,789)	(292)	(388)	(108,701)
ESS	(370,572)	(8,182)	9,663	(1,674)	(370,765)
CDE (9.2.2)	16,304	635	(137)	90	16,892
Proinfa	5,148	-	(544)	-	4,604
CVA Energ (9.2.3)	601,099	18,976	(19,175)	2,574	603,474
Transport of energy purchased f rom Itaipu	1,867	201	(20)	9	2,057
Other financial components
Overcontracting	213,791	7,345	(9,368)	769	212,537
Deferral IRT (9.2.4)	556,947	36,810	-	5,645	599,402
Neutrality (9.2.5)	(21,134)	(1,012)	1,263	(133)	(21,016)
Eletronuclear	1,738	-	(184)	-	1,554
	1,004,939	49,916	(20,989)	7,278	1,041,144
Current					609,298
Noncurrent					431,846

9.2.1       Electricity purchased for resale - Itaipu

Power output from the Itaipu hydropower station is sold as quotas to utilities companies in the South, Southeast and Midwest in proportion to their markets. At 12.31.2015, the Company recognized a change of R$699,408 in the power purchase cost deriving from an adjustment to Itaipu power purchase prices and foreign exchange variance.

9.2.2       Energy Development Account - CDE

The Energy Development Account (CDE) balance in 2015 represents the amount by which ANEEL approved monthly payment quotas (Note 31.6) exceed the regulatory quota in the electricity tariff.

9.2.3       Electricity purchased for resale - CVA Energ

The CVA Energ account has been offset by funds received through the Tariff Flag system throughout 2015 and Regulated Contracting Environment Account - ACR Account funds for November and December 2014, provided in March 2015 under Aneel Order 733 of 3.27.2015.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Tariff Flags Account balance for July and August 2015 was determined to be positive and sufficient to cover the utilities' remaining costs for the previous months, with a surplus.

On December 1, 2015, ANEEL Normative Resolution No. 689, as amended by Normative Resolution No. 700/2016, established a new methodology for positive Tariff Flag Account balances, in which rate tier surpluses are allocated to utilities for subsequent apportioning to consumers in subsequent tariff reviews, and can be offset in subsequent Tariff Flag computations up to the following tariff review.

9.2.4       Deferral of periodic rate adjustment

Partial deferral of financial components refers to the tariff adjustments in 2013 and 2014 under Resolutions No. 1,541/2013 and 1,740/2014, respectively. As at 12.31.2015 the deferral amount for 2013 is R$143,624 and the deferral amount for 2014 is R$324,003, for a total of R$467,627 to be amortized in 2016.

9.2.5       Neutrality

Portion A Neutrality refers to the estimated recoverable portion of sector charges not covered by the current tariff (billed revenue) due to the decline in consumption during the period. In 2015, the Company recognized R$64,644 under Part A Neutrality.

9.2.6       Abrace

Under Resolution No. 1,986/2015, ANEEL established the rates applying to members of the Brazilian Association of Large Industrial Consumers and Free Consumers (ABRACE) following a judicial award suspending payment of part of the Economic Development Account (CDE) charge, resulting in a decrease in revenues. The amount unpaid by members will be apportioned to other consumers in the following tariff cycle.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

10      Accounts Receivable Related to the Concession

10.1      Changes in accounts receivable related to the concession

		Noncurrent assets
	Current		Special
	assets	Assets	liabilities	Total
Balance as of January 1, 2014	4,396	5,652,860	(2,168,592)	3,488,664
Capitalization of intangible assets in progress (Note 19.1)	-	785,325	(119,829)	665,496
Transfers from current to noncurrent	38,741	(38,741)	-	-
Transfers to electricity grid use charges - customers	(35,707)	-	-	(35,707)
Transfer to property, plant and equipment	-	(11,073)	-	(11,073)
Monetary variations	-	148,864	(71,875)	76,989
Remuneration	-	59,367	(585)	58,782
Construction income	-	206,150	-	206,150
Loss on disposal	-	(40,050)	16,166	(23,884)
Balance as of December 31, 2014	7,430	6,762,702	(2,344,715)	4,425,417
Capitalization of intangible assets in progress (Note 19.1)	-	618,470	(95,689)	522,781
Transfers to intagible - Extension of Copel Distribuição’s Concession (Note 19.1)	-	(6,635,901)	2,579,546	(4,056,355)
Transfers from current to noncurrent	48,118	(48,118)	-	-
Transfers to electricity grid use charges - customers	(46,386)	-	-	(46,386)
Transfer from property, plant and equipment	-	1,740	-	1,740
Monetary variations	-	418,752	(201,039)	217,713
Remuneration	-	110,893	-	110,893
Construction income	-	232,567	-	232,567
Loss on disposal	-	(26,944)	(13,813)	(40,757)
Balance as of December 31, 2015	9,162	1,434,161	(75,710)	1,367,613

10.2      Distribution concession contract

On December 9, 2015, the Company signed the Fifth Amendment to Concession Agreement No. 46/1999, extending the concession term to July 7, 2045, in accordance with the Decision of the Ministry of Mines and Energy of November 9, 2015, based on Law No. 12,783/2013, Decree No. 7,805/2012 and Decree No. 8,461, of June 2, 2015.

The Fifth Amendment to the Concession contract imposes indexes of economic and financial efficiency and quality. Failure to comply with the indexes for two consecutive years or any limits at the end of the period of the first five years will result in the termination of the concession. From the sixth year following the signing of the contract, the breach of quality criteria for three consecutive years or of economic and financial criteria for two consecutive years will result in the opening of an expiration process. In addition, non-compliance with the electricity supply quality indicators (DEC and FEC) for two consecutive years or three times in five years, may limit dividends or interest on equity payments to shareholders, while the breach of the economic and financial sustainability indicators may require a capital contribution from the controlling shareholders.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The following table sets forth the goals set for Copel Distribuição for the first 5 years of extension:

		Quality (Limit Established) (a)
Year	Economic and Financial Management	DECi (b)	FECi (b)
2016		13.61	9.24
2017	EBITDA ≥ 0	12.54	8.74
2018	EBITDA (-) QRR ≥ 0 (c)	11.23	8.24
2019	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (0.8 * SELIC) (c) (d)	10.12	7.74
2020	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (1.11 * SELIC) (c) (d)	9.83	7.24
(a) According to Aneel’s Technical Note No. 0335/2015.
(b) DECi - Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi - Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.

(c) QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review (RTP), plus the General Market Price Index (IGP-M) between the month preceding the RTP and the month preceding the twelve-month period of the economic and financial sustainability measurement.

(d) Selic: limited to 12.87% p.y.

As a result of the term extension, the amount of R$4,056,355 was reclassified from Accounts Receivable Related to Concession to Intangible Assets, considering that such investment that will now be recovered through tariff received during the extended concession period, as a result of energy consumption by electric power public utility users rather than by indemnification at the previous concession term end.

Accounts Receivable Related to Concession are measured at fair value and its collection is ensured by the Concession Grantor through an indemnity upon reversal of these assets at the end of concession period.

10.3      Commitments regarding transmission

Commitments with suppliers of equipment and services are related to the following projects:

Transmission Lines and Substations	Balance
Contract 010/2010 - Transmission Line Araraquara 2 - Taubaté	311,153
Contract 002/2013 - TL 230 kV Assis - Paraguaçu Paulista	49,098
Contract 005/2014 - TL 230 kV Bateias - Curitiba Norte and SE 230 kV Curitiba Norte	47,862
Contract 021/2014 - TL 230 kV Foz do Chopim Realeza Sul and SE 230 kV Realeza Sul	39,118
Contract 022/2014 - TL 500 kV Londrina - Assis	28,554

11      Accounts receivable related to the concession extension

Copel Geração e Transmissão received the amount agreed upon with the Concession Grantor for the extension of Transmission Concession Agreement No. 060/2001, exclusively of the portion referring to indemnity of assets that became operational after May 2000, denominated New Facilities’ Basic Network (RBNI).

Of the amounts receivable related to part of the indemnity for electric power transmission assets of the Existing System Basic Network (RBSE) and Other Transmission Facilities (RPC), also referring to Concession Agreement No. 060/2001, on March 31, 2015, Copel Geração e Transmissão filed with Aneel an appraisal report for these assets. In June 2015, Aneel inspected the Company in order to validate the appraisal report and may adjust the indemnification amount.

Copel Geração e Transmissão's report was prepared in accordance with the Aneel Normative Resolution No. 589/2013 an amounts to R$882,300, equal to the investments at the VNR – New replacement value adjusted by the depreciation accumulated through December 31, 2012. The Company is awaiting the conclusion of the proceedings of Aneel.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Due to the expiration of the HPP Rio dos Patos, HPP GPS and HPP Mourão I concessions, Copel Geração e Transmissão depreciated the power plants until the expiration date of the concessions and reclassified their residual value of R$59,339, previously recognized as fixed assets, to "Accounts receivable from the indemnity for the concession”. This value will be confronted with the amount of compensation to be defined by the Concession Authority.

Copel Geração e Transmissão timely expressed to Aneel its interest in receiving the indemnification. Evidence of the investments was provided to the agency, according to deadline defined by Regulatory Decision No. 615/2014, on December 17, 2015.

Copel Geração e Transmissão's appraised these assets by applying the new replacement value methodology established by ANEEL's Resolution No. 596 and 589/2013. Although the Concession Authority has not yet disclosed the way it will appraise the assets and the repayment of the investments made by the Company is subject to approval, management expects that the Company will be reimbursed for these assets, which balance is recoverable on December 31, 2015.

11.1      Changes in the accounts receivable related to the concession extension

	Current Assets	Noncurrent Assets	Total
Balance as of January 1, 2014	352,161	365,645	717,806
Transfer of property, plant and equipment - generation concessions compensation	205,428	(205,428)	-
Remuneration	50,271	-	50,271
Amortization	(306,814)	-	(306,814)
Balance as of December 31, 2014	301,046	160,217	461,263
Transfer of property, plant and equipment - generation concessions compensation (Note 18.3)	-	59,339	59,339
Remuneration	20,363	-	20,363
Amortization	(321,409)	-	(321,409)
Balance as of December 31, 2015	-	219,556	219,556

12      Other receivables

	12.31.2015	12.31.2014
Services in progress (a)	128,336	96,107
Transfer CDE (12.1)	119,010	210,808
Advance payments to suppliers (b)	95,765	95,311
Decommissioning in progress	31,159	11,211
Advance payments to employees	24,660	24,452
Advance for severance estate	20,277	16,159
Other receivables	87,296	47,094
	506,503	501,142
Current	474,889	415,818
Noncurrent	31,614	85,324

(a) This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose, in compliance with the applicable regulations.

(b) Refers to advances to suppliers provided on contractual clauses.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.1      CDE Transfer

CDE (note 31.5.1) is intended to provide funds to subsidize discounts applied to tariffs for use of power distribution systems.

Amount to be transferred to Copel Distribuição was homologated by Aneel through Resolution No. 1,763/2014 and altered by resolutions No. 1,858, of February 27, 2015 and No. 1,897, of June 16, 2015.

The balance shown on December 31, 2014 refers to installments from June to December 2014, received in 2015, and the balance as of December 31, 2015 refers to installments from October to December 2015, received on January 2016.

13      Taxes

13.1      Income tax and social contribution

	12.31.2015	12.31.2014
Current assets
IR and CSLL paid in advance	517,206	448,599
IR and CSLL to be offset against liability	(322,962)	(343,525)
	194,244	105,074
Noncurrent assets
IR and CSLL paid in advance	94,686	128,615
	94,686	128,615
Current liabilities
IR and CSLL due	613,278	653,406
IR and CSLL to be offset against asset	(301,362)	(343,525)
	311,916	309,881

13.2      Deferred income tax and social contribution

13.2.1     Change in deferred income tax and social contribution

			Recognized			Recognized
			in other			in other
	Balance as of	Recognized	comprehensive	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2014	in income	income	December 31, 2014	in income	income	December 31, 2015
Noncurrent assets
Provisions for legal claims	375,336	92,229	-	467,565	(11,249)	-	456,316
Private pension and health plans	195,484	24,887	-	220,371	35,700	-	256,071
IAS 36 effects - impairment of assets	-	274,476	-	274,476	(22,450)	-	252,026
Provision for energy purchases	105,107	50,507	-	155,614	28,857	-	184,471
Allowance for doubtful debts	49,682	11,492	-	61,174	64,767	-	125,941
Provision of Research and Development	66,766	26,815	-	93,581	23,090	-	116,671
Recebimento liminar GSF	-	-	-	-	41,308	-	41,308
Amortization - concession	36,686	256	-	36,942	2,597	-	39,539
IFRIC 12 effects - concession contracts	69,582	(23,323)	-	46,259	(8,250)	-	38,009
Social security contributions - injunction on judicial deposit	23,256	6,351	-	29,607	7,151	-	36,758
Provision for profit sharing	26,553	3,885	-	30,438	(4,613)	-	25,825
Provision for tax losses	14,940	2,174	-	17,114	312	-	17,426
Rate flag	-	-	-	-	16,486	-	16,486
Tax losses and negative tax basis	9,713	4,861	-	14,574	(8,524)	-	6,050
IAS 19 ef fects - employee benef its	132,523	-	(48,584)	83,939	-	(82,359)	1,580
Others	19,310	13,390	(408)	32,292	12,630	(216)	44,706
	1,124,938	488,000	(48,992)	1,563,946	177,812	(82,575)	1,659,183
(-) Noncurrent liabilities
IAS 16 effects - deemed cost	636,541	(50,760)	-	585,781	(46,591)	-	539,190
Sectoral f inancial assets	-	353,989	-	353,989	1,536	-	355,525
IFRIC 12 effects - concession contracts	-	19,113	-	19,113	72,013	-	91,126
IAS 19 ef fects - employee benef its	-	-	-	-	-	56,700	56,700
Provisions for negative goodwill	25,297	-	-	25,297	-	-	25,297
Deferment of capital gains	107,534	(67,916)	-	39,618	(28,298)	-	11,320
IAS 39 effects - financial instruments	7,276	(1,220)	(110)	5,946	(96)	(1)	5,849
Capitalization of financial charges	5,357	-	-	5,357	-	-	5,357
Others	10,021	8,941	(945)	18,017	13,454	-	31,471
	792,026	262,147	(1,055)	1,053,118	12,018	56,699	1,121,835
Net	332,912	225,853	(47,937)	510,828	165,794	(139,274)	537,348
Assets presented in the Statement of Financial Position	753,413			526,046			537,562
(-) Liabilities presented in the Statement of Financial Position	(420,501)			(15,218)			(214)
Net	332,912			510,828			537,348

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.3      Other recoverable taxes and other taxes due

	12.31.2015	12.31.2014
Current assets
Recoverable ICMS (VAT)	66,475	92,247
Recoverable PIS/Pasep and Cofins taxes	76,810	69,771
PIS/Pasep and Cofins to be offset against liabilities	(73,162)	(66,263)
Other recoverable taxes	602	530
	70,725	96,285
Noncurrent assets
Recoverable ICMS (VAT)	20,386	34,977
PIS/Pasep and Cofins taxes	59,209	55,206
Other recoverable taxes	33,307	33,298
	112,902	123,481
Current liabilities
ICMS (VAT) payable	143,561	85,674
PIS/Pasep and Cofins payable	163,840	97,758
PIS/Pasep and Cofins to be offset against assets	(73,162)	(66,263)
IRRF on JSCP	71,662	2,222
IRRF on JSCP to be offset against IR and CSLL assets	(21,600)	-
Ordinary financing of taxes with the federal tax authorities	45,586	-
Other taxes	11,061	17,938
	340,948	137,329
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	108,278	87,129
Ordinary financing of taxes with the federal tax authorities	148,153	-
Other taxes	842	-
	257,273	87,129

13.4      Reconciliation of expected to actual  income tax (IRPJ) and social contribution expense (CSLL)

	12.31.2015	12.31.2014	12.31.2013
Income before IRPJ and CSLL	1,797,780	1,857,631	1,506,504
IRPJ and CSLL (34%)	(611,245)	(631,595)	(512,211)
Tax effects on:
Equity in income	21,882	47,897	32,423
Interest on own capital	67,320	10,200	61,200
Dividends	572	238	309
Finam	-	1,745	1,972
Non deductible expenses	(13,706)	(8,209)	(3,130)
Tax incentives	18,757	20,248	10,364
Income and social contribution tax loss carry-forwards	(909)	35,146	-
Difference between the calculation bases of deemed profit and taxable profit	(15,302)	1,924	-
Others	402	390	4,004
Current IRPJ and CSLL	(698,023)	(747,869)	(554,520)
Deferred IRPJ and CSLL	165,794	225,853	149,451
Effective rate - %	29.6%	28.1%	26.9%

In relation to Law No. 12,973/2014 and Normative Instruction No. 1,515/2014, which made changes to the IRPJ, CSLL, PIS and Cofins taxes effective from January 1, 2015, from this date, the Company has been ascertaining their taxes by applying the provisions of those laws.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

14      Prepaid Expenses

	12.31.2015	12.31.2014
Risk premium – GSF renegotiation (Note 14.1)	48,653	-
Others	26,122	20,308
	74,775	20,308
Current	49,282	20,133
Noncurrent	25,493	175

14.1      Risk premium – GSF renegotiation

Hydropower generation utilities significantly affected by the low reservoir levels in recent years were benefited by the enactment of Law No. 13,203 by the Concession Authority on 12.08.2015, which allows hydropower generation companies subscribing to the Electricity Reallocation Mechanism (MRE) to reallocate their hydrological risk as from January 1, 2015.

ANEEL Regulatory Resolution No. 684 of 12.11.2015 establishes the criteria and other conditions for reallocation of hydrological risk by MRE members. In the Regulated Contracting Environment (ACR), hydrological risk was transferred to consumers against payment by the generation company of a risk premium into the Rate Tier Pooling Account (CCRBT). In the Free Contracting Environment (ACL), hydrological risk was reallocated through Reserve Capacity contracts.

On December 23, 2015, following analysis of reallocation conditions in the ACR and ACL, Copel Geração e Transmissão and Elejor filed a request for renegotiation of hydrological risk in ACR of HPPs Mauá, Foz do Areia, Santa Clara and Fundão, which was consented through Decisions No. 84/2016 and 43/2016, respectively.

In accordance with Hydrological Risk Renegotiation Term and previously mentioned regulations, subsidiaries acquired the right to partially recover cost with GSF in 2015, in the amount of R$33.55 per average MW for SP100 product class, based on the risk premium contracted by them.

As of December 31, 2015, the Company recognized the amount of R$134,620 (Note 32.1.1) as Recovery of Power Purchase Cost through Renegotiation of GSF in income for the year, as follows:

Power Plant	Physical guarantee (Average MW )	Eligible amount of energy (Average MW )	Amortization period of prepaid expenses	Grant extension period (intangible asset)	Asset value to recover as renegotiation of GSF	Value of prepaid expenses to amortize with future risk premium	Value of intangible assets amortization over the concession period
Mauá	100.827	97,391	01.01.2016 to 06.30.2020	not applicable	28,623	28,623	-
Foz do Areia	576.000	226,705	01.01.2016 to 12.31.2016	05.24.2023 to 09.17.2023	66,628	17,222	49,406
Santa Clara e Fundão	135.400	134,323	01.01.2016 to 04.22.2019	10.25.2036 to 05.28.2037	39,369	30,326	9,043
		458,419			134,620	76,171	58,449

R$48,653 was recorded under Prepaid Expenses and R$30,807 under Intangible Assets and charged to profit or loss, and R$55,160 was charged to CCEE liabilities.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

A breakdown of these items as at 12.31.2015 is presented below:

		12.31.2015
Risk premium - current asset		23,313
Risk premium - noncurrent asset		25,340
Intangible (Note 19.1)		30,807
Liability deduction with CCEE		55,160
		134,620
	Risk premium to be amortized	76,171
	Grant extension period	58,449

15      Related Parties

	12.31.2015	12.31.2014
Controlling shareholders
State of Paraná (15.1)	187,048	137,137

Joint Ventures
Voltalia São Miguel do Gostoso (15.2)	25,237	-
	212,285	137,137
Current	19,482	-
Noncurrent	192,803	137,137

15.1      State of Paraná

15.1.1     Credit related to “Luz Fraterna”, R$153,300

During the 2065th Board Meeting held on September 9, 2013, Copel’s board approved the transfer of the Paraná State Government debt on the “Luz Fraterna” (Fraternal Light) program, from Copel Distribuição to Copel, as well as future debts of this government program should be undertaken by Copel.

ANEEL approved the transaction under Resolution No. 1,560/2014.

On May 31, 2014 a Credit Assignment Agreement was entered into, whereby the receivables held by Copel Distribuição from the Luz Fraterna account for the period from September 2010 to February 2014 were transferred to Copel. Late payment charges (fine of 2%, inflation adjustment using the IGP-M and monthly interest of 1%) were also transferred, and the total amount reached R$115,696, with maturity on May 31, 2014. Copel in turn passed the same amount on to Copel Distribuição to settle overdue bills.

Under that agreement, Copel Distribuição will transfer receivables to Copel every six months, consisting of subsequent revenues earned and related late payment charges (fine of 2%, inflation adjustment using the IGP-M and monthly interest of 1%) referring to the Luz Fraterna Program which were not settled as from March 1, 2014. In this context, in 2014, the amount of R$21,441 was transferred and in 2015, the amount of R$16,163. Copel in turn shall pass the same amount on to Copel Distribuição to settle overdue bills.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel shall issue a debit note to the Government of the State of Paraná based on the Credit Assignment Instrument. A monetary restatement calculated by IGPM plus monthly interest of 1% shall be applicable from the date of issue of the debit note until the effective payment by the Government of the State of Paraná.

15.1.2     Credit referring to 2014 World Cup construction work, R$14,266

Copel’s executive board, through 2,119th Meeting, of July 28, 2014, approved the transfer of credit rights on costs related to mobility projects for FIFA 2014 World Soccer Cup made by Copel Distribuição and under the responsibility of the Paraná State government.

ANEEL agreed to the transaction through order No. 4,483 of October 14, 2014 and a Credit Assignment Agreement that transfers Copel Distribuição rights to Copel was executed.

15.1.3     Credit referring to Programa Morar Bem, R$19,482

Programa Morar Bem Paraná, established by Decree No. 2,845/2011, is an agreement between Paraná State, Companhia de Habitação do Paraná (Cohapar) and Copel Distribuição, and is managed by Cohapar. Copel main attributions in this agreement are comprised of the construction of electric power distribution networks and housing projects consumer units service connections. Balances refer to expenditures made in the period from 2012 to 2015.

15.2      Voltalia São Miguel do Gostoso Participações S.A. - Loan

On 02.03.2015, a loan agreement was signed between Copel (Lender) and Voltalia São Miguel do Gostoso Participações S.A. (Borrower), in the amount of R$29,400, with a two year term and a remuneration of 111.5% of the Interbank Deposit Certificate (CDI), aiming at providing working capital for financing the Borrower's activities and business. The borrower amortized on 08.13.2015, the amount of R$7,805. In 2015, a financial income of R$3,260 was recorded.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16      Judicial Deposits

	12.31.2015	12.31.2014
Taxes claims	457,449	437,100
Labor claims	169,194	144,251
.
Civil
Suppliers	2,828	95,558
Civil	75,788	43,412
Easements	7,715	8,036
Customers	3,628	3,391
	89,959	150,397
.
Others	3,325	4,505
	719,927	736,253

17      Investments

17.1      Changes in investments

			Equity	Investiment/	Proposed
	Balance as of		valuation	Advance for future	dividends		Balance as of
	January 1, 2015	Equity	adjustments	capital increase	and JCP	Amortization	December 31, 2015
Joint Ventures (17.3)
Dominó Holdings	225,334	24,767	8,625	-	(16,074)	-	242,652
Voltalia São Miguel do Gostoso I	52,421	(99)	-	20,055	(128)	-	72,249
Voltalia São Miguel do Gostoso - concession rights	11,693	-	-	-	-	(186)	11,507
Paraná Gás	-	(8)	-	114	-	-	106
Costa Oeste	23,924	7,506	-	2,983	(1,782)	-	32,631
Marumbi	63,747	13,056	-	2,211	(3,100)	-	75,914
Transmissora Sul Brasileira	73,291	(6,393)	-	665	-	-	67,563
Caiuá	44,761	8,579	-	-	(2,069)	-	51,271
Integração Maranhense	91,835	14,348	-	2,352	(4,249)	-	104,286
Matrinchã	443,262	327	-	254,323	-	-	697,912
Guaraciaba	145,979	(17,136)	-	169,951	-	-	298,794
Paranaíba	68,308	3,018	-	29,400	-	-	100,726
Mata de Santa Genebra	26,151	(2,004)	-	2,756	-	-	26,903
Cantareira	15,273	1,550	-	43,650	(368)	-	60,105
	1,285,979	47,511	8,625	528,460	(27,770)	(186)	1,842,619
Associates
Sanepar (17.4)	282,311	34,720	11,035	-	(16,387)	-	311,679
Dona Francisca Energética (17.4)	53,908	(1,077)	-	-	(20,597)	-	32,234
Foz do Chopim Energética (17.4)	14,907	11,996	-	-	(11,329)	-	15,574
Carbocampel	1,521	(2)	-	20	-	-	1,539
Dois Saltos	720	(600)	-	-	-	-	120
Copel Amec	192	11	-	-	-	-	203
Escoelectric	134	(14)	-	149	-	-	269
	353,693	45,034	11,035	169	(48,313)	-	361,618
Other investments
Finam	1,322	-	(567)	-	-	-	755
Finor	223	-	(44)	-	-	-	179
Investco S.A.	9,394	-	53	-	-	-	9,447
Assets for future use	1,652	-	-	-	-	-	1,652
Other investments	7,887	-	553	-	-	-	8,440
	20,478	-	(5)	-	-	-	20,473
	1,660,150	92,545	19,655	528,629	(76,083)	(186)	2,224,710

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

			Equity	Investiment/		Proposed
	Balance as of		valuation	Advance for future	Business	dividends			Balance as of
	January 1, 2014	Equity	adjustments	capital increase	combination	and JCP		Others	December 31, 2014
Joint Ventures
Dominó Holdings	456,703	60,739	(2,822)	-	-	(10,170)	(279,116)	(a)	225,334
Cutia	5,625	24	-	145	(5,794)	-	-		-
Voltália	-	1,179	-	51,242	-	-	-		52,421
Voltália - authorization right	-	-	-	11,693	-	-	-		11,693
Costa Oeste	18,700	1,317	-	3,742	-	165	-		23,924
Marumbi	21,797	9,311	-	34,448	-	(1,809)	-		63,747
Transmissora Sul Brasileira	63,797	2,799	-	7,000	-	(305)	-		73,291
Caiuá	40,318	2,009	-	2,911	-	(477)	-		44,761
Integração Maranhense	85,378	3,541	-	2,916	-	-	-		91,835
Matrinchã	97,999	30,553	-	321,987	-	(7,277)	-		443,262
Guaraciaba	38,828	15,783	-	95,117	-	(3,749)	-		145,979
Paranaíba	17,850	3,172	-	47,286	-	-	-		68,308
Mata de Santa Genebra	-	(1,153)	-	27,304	-	-	-		26,151
Cantareira	-	87	-	15,207	-	(21)	-		15,273
	846,995	129,361	(2,822)	620,998	(5,794)	(23,643)	(279,116)		1,285,979
Associates
Sanepar	-	15,919	633	-	-	(13,357)	279,116	(b)	282,311
Dona Francisca	58,176	10,076	-	-	-	(14,344)	-		53,908
Foz do Chopim	15,788	8,467	-	-	-	(9,348)	-		14,907
Sercomtel	-	(3,750)	-	3,750	-	-	-		-
Carbocampel	1,407	(4)	-	118	-	-	-		1,521
Dois Saltos	720	-	-	-	-	-	-		720
Copel Amec	182	10	-	-	-	-	-		192
Escoelectric	-	(124)	-	258	-	-	-		134
	76,273	30,594	633	4,126	-	(37,049)	279,116		353,693
Other investments
Finam	1,323	-	(1)	-	-	-	-		1,322
Finor	212	-	11	-	-	-	-		223
Investco S.A.	9,210	-	184	-	-	-	-		9,394
Nova Holanda Agropecuária S.A.	14,868	-	-	-	-	-	(14,868)	(c)	-
Provision for loss Nova Holanda	(6,981)	-	-	-	-	-	6,981	(c)	-
Assets for future use	4,290	-	-	-	-	-	(2,638)	(d)	1,652
Advance for future investment	233,469	-	-	3,494	(218,753)	-	(18,210)	(d)	-
Other investments	8,268	-	(384)	3	-	-	-		7,887
	264,659	-	(190)	3,497	(218,753)	-	(28,735)		20,478
	1,187,927	159,955	(2,379)	628,621	(224,547)	(60,692)	(28,735)		1,660,150
(a) Corporate restructuring of Dominó Holdings.
(b) Acquisition of shares.
(c) Investment alienation and reversal of provision for losses.
(d) Transfers to intangible assets.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.2      Summarized financial statements of subsidiaries with non-controlling interest

12.31.2015	Compagás	Elejor	UEG Araucária

ASSETS	481,303	743,254	1,048,507
Current assets	103,579	75,004	674,778
Noncurrent assets	377,724	668,250	373,729

LIABILITIES	481,303	743,254	1,048,507
Current liabilities	137,886	165,642	173,420
Noncurrent liabilities	47,696	503,612	16,847
Equity	295,721	74,000	858,240

STATEMENT OF INCOME
Operating revenues	1,390,786	237,719	1,434,180
Operating costs and expenses	(1,360,357)	(61,639)	(1,120,473)
Financial results	1,758	(108,490)	49,845
Income tax and social contribution	(9,119)	(24,469)	(120,692)
Net income	23,068	43,121	242,860
Other comprehensive income	1,010	-	-
Total comprehensive income	24,078	43,121	242,860

STATEMENTS OF CASH FLOWS
Cash flows from operational activities	18,357	79,239	374,702
Cash flows from investiment activities	(74,430)	(1,309)	7,860
Cash flows from financing activities	(14,030)	(65,007)	(252,670)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	(70,103)	12,923	129,892
Cash and cash equivalents at the beginning of the period	99,424	28,732	2,962
Cash and cash equivalents at the end of the period	29,321	41,655	132,854
CHANGE IN CASH AND CASH EQUIVALENTS	(70,103)	12,923	129,892

17.3      Main groups of assets, liabilities and results of joint ventures

	Dominó (a)	Voltalia	Costa Oeste	Marumbi	Transmissora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
12.31.2015
.
ASSETS	516,611	147,700	106,485	164,324	706,250	237,263	473,129	2,240,755	1,080,290	1,043,392	612,267	143,693
Current assets	19,250	1,138	11,088	9,487	57,022	21,460	39,560	68,224	109,297	55,894	220,806	5,779
Cash and cash equivalents	2,852	697	5,900	1,914	27,977	100	183	55,677	106,129	51,594	214,326	5,590
Other current assets	16,398	441	5,188	7,573	29,045	21,360	39,377	12,547	3,168	4,300	6,480	189
Noncurrent assets	497,361	146,562	95,397	154,837	649,228	215,803	433,569	2,172,531	970,993	987,498	391,461	137,914
.
LIABILITIES	516,611	147,700	106,485	164,324	706,250	237,263	473,129	2,240,755	1,080,290	1,043,392	612,267	143,693
Current liabilities	21,401	254	8,998	16,738	46,853	28,848	74,720	103,564	425,866	599,927	552,028	6,731
Financial liabilities	-	-	3,067	5,147	21,530	7,329	13,076	47,642	401,726	548,011	489,732	-
Other current liabilities	21,401	254	5,931	11,591	25,323	21,519	61,644	55,922	24,140	51,916	62,296	6,731
Noncurrent liabilities	-	-	33,503	52,692	321,582	103,778	190,379	807,637	44,633	32,339	6,541	14,298
Financial liabilities	-	-	29,990	47,532	316,266	76,846	126,749	611,101	-	-	-	-
Advance for future capital increase	-	-	-	-	-	-	4,800	94,756	-	-	-	-
Other noncurrent liabilities	-	-	3,513	5,160	5,316	26,932	58,830	101,780	44,633	32,339	6,541	14,298
Equity	495,210	147,446	63,984	94,894	337,815	104,637	208,030	1,329,554	609,791	411,126	53,698	122,664
.
STATEMENT OF INCOME
Net operating income	-	-	20,634	47,663	73,863	33,802	107,415	678,806	219,820	611,495	320,948	90,201
Operating costs and expenses	(955)	(80)	(2,855)	(26,633)	(71,297)	(2,061)	(54,487)	(568,599)	(160,723)	(537,924)	(308,580)	(86,165)
Financial results	(22,942)	-	(1,911)	(2,632)	(31,088)	(5,898)	(9,746)	(43,245)	(70,625)	(51,613)	(18,807)	649
Equity in income of subsidiaries	74,444	(124)	-	-	-	-	-	-	-	-	-	-
Income tax and social contribution	-	-	(1,148)	(2,077)	(3,442)	(8,332)	(13,901)	(22,767)	3,872	(7,467)	2,438	(1,521)
Net income	50,547	(204)	14,720	16,321	(31,964)	17,511	29,281	44,195	(7,656)	14,491	(4,001)	3,164
Other comprehensive income	17,601	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income	68,148	(204)	14,720	16,321	(31,964)	17,511	29,281	44,195	(7,656)	14,491	(4,001)	3,164
(a) Balances adjusted to accounting practices

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.4      Main groups of assets, liabilities and results of associates

12.31.2015	Sanepar (a)	Dona Francisca (a)	Foz do Chopim
.
ASSETS	8,151,851	156,042	50,361
Current assets	738,383	19,483	12,391
Noncurrent assets	7,413,468	136,559	37,970
.
LIABILITIES	8,151,851	156,042	50,361
Current liabilities	741,501	14,929	1,933
Noncurrent liabilities	3,322,867	1,149	4,890
Equity	4,087,483	139,964	43,538
.
STATEMENT OF INCOME
Net operating income	2,971,185	67,080	47,556
Operating costs and expenses	(2,271,397)	(64,543)	(12,684)
Financial income (expense)	(153,550)	4,518	253
Income tax and social contribution	(101,869)	(11,732)	(1,588)
Net income (loss)	444,369	(4,677)	33,537
Other comprehensive income	144,723	-	-
Total comprehensive income	589,092	(4,677)	33,537
(a) Balances adjusted to accounting practices

18      Property, Plant and Equipment

The Company records assets used in administrative and commercial facilities for generation of electric power and telecommunication services in property, plant and equipment. Investments in electric power transmission and distribution and in piped gas distribution are recorded in financial assets and/or intangible assets (notes 4.3.10 and 4.7).

Under Articles 63 and 64 of Decree No. 41,019/1957, the assets and facilities used mostly in the generation of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution No. 691/2015, however, regulates the release of assets from the concessions of the Public Electric Power Service, granting prior authorization to release the property and other fixed assets not usable by the concession when they are destined for sale, and also determining that the sales proceeds less respective charges be deposited in a restricted bank account to be invested in the concession. For concession contracts of the use of public property (UBP) type, infrastructure usage restrictions are set forth in article 19 of ANEEL Decree No. 2,003/96.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.1      PP&E by type of account

		Accumulated			Accumulated
	Cost	depreciation	12.31.2015	Cost	depreciation	12.31.2014
In service
Reservoirs, dams and aqueducts	7,621,081	(4,787,437)	2,833,644	7,619,405	(4,642,025)	2,977,380
Machinery and equipment	5,704,333	(2,776,182)	2,928,151	5,256,847	(2,720,761)	2,536,086
Buildings	1,653,693	(1,068,430)	585,263	1,520,232	(1,029,827)	490,405
Land	277,996	(9,416)	268,580	277,620	(5,214)	272,406
Vehicles	46,034	(33,678)	12,356	44,388	(33,183)	11,205
Aircraft	17,067	(9,183)	7,884	17,067	(5,770)	11,297
Furniture and tools	16,910	(10,578)	6,332	16,774	(9,935)	6,839
(-) Concession extension reclassification (Note 11)	(1,462,686)	1,381,495	(81,191)	-	-	-
(-) Provision for impairment (a)	(15,096)	-	(15,096)	(46,571)	-	(46,571)
(-) Special Obligations	(14)	-	(14)	(14)	-	(14)
	13,859,318	(7,313,409)	6,545,909	14,705,748	(8,446,715)	6,259,033

In progress
Cost	2,851,078	-	2,851,078	2,805,865	-	2,805,865
(-) Provision for impairment (a)	(704,305)	-	(704,305)	(760,710)	-	(760,710)
	2,146,773	-	2,146,773	2,045,155	-	2,045,155
	16,006,091	(7,313,409)	8,692,682	16,750,903	(8,446,715)	8,304,188
(a) Refers to concession assets for electricity generation.

18.2      Changes in Property, Plant and Equipment

	Balance as of January 1, 2015	Additions/ Reversal of provisions	Depreciation	Loss on disposal	Transfers	Transfer (a)	Balance as of December 31, 2015
In service
Reservoirs, dams and aqueducts	2,977,380	-	(145,410)	-	1,672	(3,352)	2,830,290
Machinery and equipment	2,536,086	68	(197,115)	(22,688)	611,799	(73,040)	2,855,110
Buildings	490,405	-	(34,043)	(50)	128,952	(3,710)	581,554
Land	272,406	-	(4,202)	-	377	(958)	267,623
Vehicles	11,205	-	(3,666)	(101)	4,917	(34)	12,321
Aircraft	11,297	-	(3,413)	-	-	-	7,884
Furniture and tools	6,839	-	(883)	(300)	677	(97)	6,236
(-) Provision for impairment	(46,571)	9,624	-	-	-	21,852	(15,095)
(-) Special Obligations	(14)	-	-	-	-	-	(14)
	6,259,033	9,692	(388,732)	(23,139)	748,394	(59,339)	6,545,909
In progress
Cost	2,805,865	816,030	-	(18,576)	(752,241)	-	2,851,078
(-) Provision for impairment	(760,710)	56,405	-	-	-	-	(704,305)
	2,045,155	872,435	-	(18,576)	(752,241)	-	2,146,773
	8,304,188	882,127	(388,732)	(41,715)	(3,847)	(59,339)	8,692,682
(a) Transfers to accounts receivable related to the concession compensation (Note 11).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Balance as of					Balance as of
	January 1, 2014	Additions	Depreciation	Loss on disposal	Transfers	December 31, 2014
In service
Reservoirs, dams and aqueducts	3,125,499	-	(148,625)	-	506	2,977,380
Machinery and equipment	2,241,702	389,404	(184,779)	(5,305)	95,064	2,536,086
Buildings	522,495	-	(32,807)	-	717	490,405
Land	261,139	-	(2,733)	-	14,000	272,406
Vehicles	26,950	-	(5,741)	(38)	(9,966)	11,205
Aircraft	-	-	(284)	-	11,581	11,297
Furniture and tools	3,598	-	(1,112)	(19)	4,372	6,839
(-) Provision for impairment	-	(46,571)	-	-	-	(46,571)
(-) Special Obligations	-	-	-	-	(14)	(14)
	6,181,383	342,833	(376,081)	(5,362)	116,260	6,259,033
In progress
Cost	1,802,249	1,067,751	-	(308)	(63,827)	2,805,865
(-) Provision for impairment	-	(760,710)	-	-	-	(760,710)
	1,802,249	307,041	-	(308)	(63,827)	2,045,155
	7,983,632	649,874	(376,081)	(5,670)	52,433	8,304,188

18.3      Effects of Law No. 12,783 /2013 in fixed assets from the generation segment

Since September 12, 2012, with issuance of Provisional Measure No. 579, enacted into Law No. 12,783/2013, hydroelectric and thermoelectric power generation concessions may be extended, only once, at the discretion of the Concession Grantor for the period of up to 30 and 20 years, respectively.

Extension of concessions for hydroelectric power generation is subject to acceptance of certain conditions established by the Concession Grantor, such as: i) change in remuneration to tariff calculated by Aneel for each plant; ii) allocation of the plant’s physical power and capacity guarantee shares to Concessionaires and Permissionaires of distribution utilities; iii) submission to service quality standards determined by Aneel; and, iv) agreement with values established as indemnity of assets related to concession.

With the expiration of HPP Rio dos Patos, HPP GPS and HPP Mourão concessions, investments subject to indemnity were transferred to account “Accounts receivable related to the concession extension”, considering the right to indemnity (Note 11).

Also in relation to current regulation, a concessionaire has a period to request the extension of the concession of up to 60 months before the term end of hydroelectric power generation plants, and of up to 24 months for thermoelectric plants.

Current regulatory framework also determines that, if the concessionaire opts to extend the concession, Concession Grantor may advance the effects of the extension by up to 60 months of the final term, also defining initial tariff.

If the concession term is not extended, Concession Grantor will open an auction or concurrence for a concession term of up to 30 years, considering as bid winner, the lowest tariff value and the highest offer to pay onerous grant.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Both in cases of early extension as new bid for a new concession term, Management understands it has an assured contractual right to receive an indemnity of the assets related to the public service concessions, based on the new replacement value (VNR), that will consider accumulated depreciation and amortization as of the date of initial operation of the facility.

18.4      Average depreciation rates

Average rate of depreciation (%)	12.31.2015	12.31.2014
Generation
General equipment	6.32	6.38
Machinery and equipment	3.10	3.36
Generators	3.07	3.37
Reservoirs, dams and ducts	2.13	2.13
Hydraulic turbines	2.59	3.32
Gas and steam turbines	2.30	2.30
Water cooling and treatment	3.67	4.39
Gas conditioner	4.74	4.39
Wind pow er plant unit	4.40	5.00
Central management
Buildings	3.33	3.33
Machinery and of fice equipment	6.25	6.25
Furniture and fixtures	6.32	6.20
Vehicles	14.29	14.29
Telecommunications
Transmission equipment	7.25	6.87
Terminal equipment	13.30	14.60
Infrastructure	7.44	7.18

Depreciation of the assets which are part of the original project of Mauá, Colíder, Cavernoso II, Santa Clara and Fundão Hydroelectric Power Plants

Copel Geração e Transmissão has assets from the original project of Mauá, Colíder and Cavernoso II Hydroelectric Power Plants, and Elejor of Santa Clara and Fundão Hydroelectric Power Plant, for which the Company does not expect to receive full guarantee from the Granting Authority that it will indemnify the Company by the end of the concession period for the residual value of the assets which are part of the original project. This interpretation is grounded in Law No. 8,987/95 and Decree No. 2,003/96, which regulates the production of electricity by independent producers.

Accordingly, from the date these assets start operations they are depreciated at the rates set by Aneel (Brazilian Electricity Regulatory Agency), limited to the concession period.

As established on concession agreements, subsequent investments not forecast in the original project, provided that they are approved by the Granting Authority and have not yet been amortized, will be indemnified by the end of concessions. Therefore, these assets will be depreciated at the rates set by Aneel, from the operating start.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.5      Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during the year of 2015 amounted to R$28,948, at an average rate of 6.43% p.y. (R$86,463, at an average rate of 6.57% p.y., in 2014).

18.6      HPP Colíder

On July 30, 2010, at the Aneel Auction of Power from New Projects 003/10, Copel Geração e Transmissão S.A. won the rights to the concession of the Colíder Hydroelectric Power Plant, valid for 35 years from the date of signature of Concession Contract No. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse of 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis and the signed financing agreement, amounted to R$1,041,155 (note 22). Until December 31, 2015 the financing amount of R$907,608 was released.

Due to unforeseeable events or force majeure and acts of public authorities, the project suffered impacts to its schedule, so that commercial operation is forecast for early 2017. Due to a delay in the construction work's schedule, a provision was recorded for impairment loss for the assets in December 2015, in the amount of R$642,551 (R$678,529 in December 2014), as per Note 18.9.

The Colíder Hydroelectric Power Plant’s power output was sold at an Aneel auction at a final price of R$103.40/MWh, as of July 1, 2010, adjusted according to the variation of the IPCA inflation index to R$149.33/MWh as of December 31, 2015. A total of 125 averages MW were sold, for supply starting in January 2015 for 30 years. Copel Geração e Transmissão submitted an application to Aneel to exclude its responsibility, so that the obligation to supply energy could be postponed. The application is being analyzed by Aneel.

While the application to exclude its responsibility is not appreciated by Aneel, the Company has complied with its commitments with uncontracted energy generation surpluses from its other plants and billing with CCEAR price. However, on 2.12.2016, CCEE received a preliminary decision on an application for writ of mandamus (No. 1005856-20.2015.4.01.3400) brought by Copel Geração e Transmissão, establishing that, until a final decision is issued on the application for exclusion of responsibility, ANEEL may not impose any obligations, penalties and/or restrictions of rights on account of any failure to meet any milestones in the original construction schedule. The effects of this decision, applied by the CCEE are prospective to settle of CCEE on 03.08.2016 and temporarily suspending service to sales contracts, providing 125 MW to be settle at spot (PLD) prices.

The assured power of the project, established in its concession agreement, is 179.6 averages MW, after full motorization.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The expenditures in this venture on December 31, 2015 totaled R$1,875,978.

Total commitments already assumed with suppliers of equipment and services in connection with the Colíder Hydroelectric Power Plant amounted to R$142,317, as of December 31, 2015.

18.7      Joint operations (consortiums)

Copel Geração e Transmissão takes part in joint operations through consortium that has no independent legal personality as provided for in Articles 278 and 279 of Law No. 6,404/1976. Consortium property, plant and equipment and intangible assets are recorded and controlled directly by Copel Geração e Transmissão in proportion of its interest, together with other assets.

	Share	Annual average
Joint operations	Copel GeT (%)	depreciation rate (%)	12.31.2015	12.31.2014
In service
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	51.00		859,917	859,917
(-) Accumulated depreciation		3.43	(88,165)	(58,704)
			771,752	801,213
In progress
HPP Baixo Iguaçu (18.7.1)	30.00		275,654	221,933
Consórcio Tapajós (18.7.2)	13.80		14,359	14,359
			290,013	236,292
			1,061,765	1,037,505

Other consortium members participate in joint operations, as follows:

Joint operations	Other consortium members	Interest (%)
UHE Mauá	Eletrosul Centrais Elétricas S.A.	49.0
UHE Baixo Iguaçu	Geração Céu Azul S.A (Neoenergia)	70.0
Consórcio Tapajós	Centrais Elétricas Brasileiras S.A - Eletrobrás	13.8
	Centrais Elétricas do Norte do Brasil S.A - Eletronorte	10.2
	Construções e Comércio Camargo Corrêa S.A.	6.7
	Electricité de France S.A - EDF	9.3
	Cemig Geração e Transmissão S.A.	13.8
	Endesa Brasil S.A.	10.8
	GDF SUEZ Energy Latin America Participações Ltda.	10.8
	Neoenergia Investimentos S.A.	10.8

18.7.1     Consórcio Empreendedor Baixo Iguaçu - Cebi

Copel Geração e Transmissão participates with 30% in the consortium to build and operate the Baixo Iguaçu Hydroelectric Power Plant, with a minimum installed capacity of 350.20 MW, located in Iguaçu River, between the municipalities of Capanema and Capitão Leônidas Marques, and between HPP Governador José Richa and the Iguaçu National Park, in the State of Paraná.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The start of commercial operation of Unit 1 is scheduled for 12.01.2018 and Units 2 and 3 for January and February 2019, respectively. The previous schedule has been changed due to the suspension of the Installation License, as per the decision of the Federal Court of the 4th Region (TRF-RS), held on June 16, 2014, that stopped the construction work as of its receipt on July 7, 2014. In March 2015, a decision authorizing the Company to resume construction work was published. However, ICMBio imposed additional conditions for granting an environmental license to the Company, which prevented it from resuming construction work. Cebi sent IAP – Environmental Institute of Paraná the information necessary for those conditions to be met and in August 2015 the license was issued. Having obtained the IAP license, the consortium is taking action to allow construction work to be resumed as soon as possible.

As a result of a government act, acts of God and force majeure, Aneel, through Decision No. 130 of January 19, 2016, has recognized in favor of Cebi, exemption of responsibility for the delay in deployment by a period corresponding to 626 days, and recommended MME the postponement of the concession period and determined to CCEE to promote the postponement of the Agreements for Power Trade on the Regulated Market - CCEAR’s supply period from the period of recognized exemption of responsibility.

As of December 31, 2015 the expenses incurred on this joint operation amounted to R$270,097.

18.7.2     Consórcio Tapajós

Copel Geração e Transmissão has signed a Technical Cooperation Agreement with eight other companies to conduct studies on the Tapajós and Jamanxim Rivers, in the North Region of Brazil, comprising an integrated environmental assessment and viability and environmental studies of five hydroelectric projects, totaling 10,682 MW of installed capacity estimated in the studies’ phase.

As of December 31, 2015 the expenses incurred on this joint operation amounted to R$14,359.

18.8      Commitments with wind farms

Total commitments assumed with suppliers of equipment and services related to wind farms amounted to R$1,910,738 on December 31, 2015. The value refers mainly to wind power generators supply for SPCs controlled by Cutia.

18.9      Asset impairment from generation segment

The main principles underpinning the conclusions of Copel’s impairment tests are listed below:

•         CGU level: generation concessions are analyzed individually;

•         recoverable amount: value in use, or an amount equivalent to the discounted cash flows (before taxes) resulting from the continuous use of an asset until the end of its useful life; and

•         measurement of value in use: based on future cash flows in constant currency, converted to current value according to a real discount rate, before income taxes.

As for the period for the analysis, the Company takes into account the expiration date of each concession.

As for market growth, Copel’s projections are consistent with historical data and the Brazilian economy's growth prospects.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The respective cash flows are discounted at average discount rates that range between 7% and 8%, obtained through a methodology commonly employed by the market, supported by the regulator and approved by the Company’s senior management.

The Company's management understands it has an assured contractual right with respect to compensation of the assets related to the end of the public service concessions, using in the calculation of recovery the new replacement value (VNR). Thus, the residual value of the assets upon expiration of concessions has been considered.

Hydroelectric generation sources in 2014 and 2015 were heavily impacted by the prolonged drought, causing decreased supply as a result of the relevant water deficit percentage (GSF).

The Company’s generation projects under construction have suffered impacts in 2014 with the temporary halt in the works due to environmental conditions and legal restrictions, in particular discussions on deforestation in the reservoir area with the Mato Grosso State’s Secretary Environment.

In years 2014 and 2015, the Company tested the recoverable value of its assets mainly due to the prolonged period of drought and legal environmental restrictions.

Impairment testing resulted in the reversal of part of impairment losses on generation segment assets in the amount of R$66,029, out of the amount recognized in 2014 of R$807,281. From the remaining balance, the amount of R$642,551 refers to HPP Colíder asset that is under construction, located in Mato Grosso State; the amount of R$76,849 refers to assets located in Paraná State; and R$21,852 refers to amount transferred to Accounts receivable related to the concession extension according to note 11.

Reversal and impairment losses were included in the operating costs line, provisions and reversals, in the statement of income (Note 32.4).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19      Intangible Assets

19.1      Changes in intangible assets

				Concession contract (a)	Concession and		Other (b)
	in	in	Special liabilities		authorization	in	in
	service	progress	in service	in progress	rights	service	progress	Total
Balance as of January 1, 2014	741,844	1,179,142	(69,590)	(154,965)	298,307	33,174	7,449	2,035,361
Effect of first consolidation of subsidiaries	-	-	-	-	-	-	11,385	11,385
Acquisitions	-	1,105,649	-	-	126,170	-	22,751	1,254,570
Customers contributions	-	-	-	(168,933)	-	-	-	(168,933)
ANEEL grant - use of public property	-	8,669	-	-	-	-	-	8,669
Transfers of assets for future use	-	2,638	-	-	-	-	-	2,638
Transfer of investments (Note 17.2)	-	-	-	-	-	-	18,210	18,210
Transfers to property, plant and equipment	-	-	-	-	-	-	(41,360)	(41,360)
Capitalizations for accounts receivable related
to concession (Note 10.1)	-	(785,325)	-	119,829	-	-	-	(665,496)
Capitalizations for intangible in service	68,275	(68,275)	(4,419)	4,419	-	1,519	(1,519)	-
Amortization of quotas - concession and authorization	(294,681)	-	46,809	-	(755)	(7,159)	-	(255,786)
Amortization of quotas - Pasep/Cofins credits	(14,342)	-	2,500	-	-	(4)	-	(11,846)
Loss on disposal	(3,807)	(7,035)	363	-	-	-	-	(10,479)
Adjustment of f inancial assets available for sale	-	-	-	-	-	(2,777)	-	(2,777)
Balance as of December 31, 2014	497,289	1,435,463	(24,337)	(199,650)	423,722	24,753	16,916	2,174,156
Acquisitions	-	958,280	-	-	-	-	10,522	968,802
Customers contributions	-	-	-	(243,054)	-	-	-	(243,054)
ANEEL grant - use of public property	-	334	-	-	-	-	-	334
Renegotiation GSF (Note 14.1)	30,807	-	-	-	-	-	-	30,807
Provision for claims added to the cost of the works	-	10,609	-	-	-	-	-	10,609
Transfers to accounts receivable related to concession -
Extension of Copel Distribuição’s Concession (Note 10.1)	6,635,901	-	(2,579,546)	-	-	-	-	4,056,355
Transfers from property, plant and equipment	-	-	-	-	-	-	2,039	2,039
Capitalizations for accounts receivable related
to concession (Note 10.1)	-	(618,470)	-	95,689	-	-	-	(522,781)
Capitalizations for intangible in service	865,998	(865,998)	(306,252)	306,252	-	9,137	(9,137)	-
Amortization of quotas - concession and authorization	(350,467)	-	76,467	-	(7,450)	(8,923)	-	(290,373)
Amortization of quotas - Pasep/Cofins credits	(15,026)	-	3,205	-	-	29	-	(11,792)
Loss on disposal	(5,979)	(22,454)	(532)	-	-	(597)	(464)	(30,026)
Balance as of December 31, 2015	7,658,523	897,764	(2,830,995)	(40,763)	416,272	24,399	19,876	6,145,076
(a) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.
(b) Annual amortization rate: 20%.

19.2      Copel Distribuição

As the Company have extended its Concession Agreement (note 10.2), certain financial assets were transferred to intangible assets as they will no longer be indemnified but rather will be recovered through tariff.

For this calculation was considered the criteria set out in the Normative Resolution No. 474/2012 which established the estimated useful lives of each asset of the distribution infrastructure. This estimate is reasonable and appropriate for accounting and regulatory effects and represents the best estimate of the useful lives of the assets accepted by the market of this industry.

In accordance with the IFRIC 12, accounting concessions, the share of infrastructure that will be used during concession was recorded in Intangible Assets, composed of the assets of the electricity distribution, net of interests of consumers (special obligations).

Special liabilities comprise customers’ contributions, Federal Government grants, federal, state, and municipal funds, and special credits assigned to the investments in facilities related to a concession.

The amortization of the special liabilities is calculated using the average rate of depreciation of assets that comprises the infrastructure, and the balance of special liabilities contained in intangible assets will be amortized over the concession period.

Special obligations are not financial liabilities or shareholder’s credits.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19.3      Cost of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during the year of 2015 amounted to R$32,579, at an average rate of 1.78% p.y. (R$57,664, at an average rate of 4.15% p.y., in 2014).

20      Payroll, Social Charges and Accruals

	12.31.2015	12.31.2014
Social security liabilities
Taxes and social contribution	43,691	35,975
Social security charges on paid vacation and 13th salary	32,186	32,306
	75,877	68,281
Labor liabilities
Payroll, net	2,568	1,252
Vacation	101,485	89,830
Profit sharing	78,462	93,153
Others	9	102
	182,524	184,337
	258,401	252,618

21      Suppliers

	12.31.2015	12.31.2014
Energy supplies (21.1)	917,307	757,174
Materials and supplies	478,895	509,674
Natural gas for resale	87,384	252,103
Charges for use of grid system	135,463	85,879
	1,619,049	1,604,830
Current	1,613,126	1,587,205
Noncurrent	5,923	17,625

21.1      CCEE

During 2015, Copel Geração e Transmissão recognized a provision of R$254,749 in Consolidated Statements of Income, in accordance with note 32.1, referring to purchase of electric power in the ambit of CCEE, applying MRE, also denominated Generation Scaling Factor (GSF), adjustment factor, regardless of lawsuits in progress. Management was based on legal evaluation of possible success of lawsuit merit with injunction determining Aneel not to adjust GSF. This decision was corroborated by request to withdraw said lawsuit on January 15, 2016, due to renegotiation of hydrological risk established by Law No. 13,203, of December 8, 2015 (note 14.1).

As of December 31, 2015, liability with CCEE with application of GSF is R$248,366, which must be settled during 2016 and after reprocessing of invoices by CCEE of months that were supported by injunction issued on July 1, 2015 by the 20th Federal Court of Brasília, in a lawsuit filed by Brazilian Association of Electric Power Independent Producers (Apine), which determined that Aneel, until final decision on these lawsuits, must abstain from adjusting MRE, in case total MRE generation is lower than physical guarantee for the group of companies associated to Apine.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.2      Main Power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and adjusted annually according to the IPCA inflation index:

.	Supply	Energy purchased	Auction	Average purchase
	period	(annual average MW)	date	price (R$/MWh)
Auction of power from existing facilities
2nd Auction - Product 2008	2008 to 2015	50.79	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	43.91	10.11.2005	94.91
12th Auction-Product 2014 18M	01.01.2014 to 06.30.2015	9.67	12.17.2013	165.20
12th Auction-Product 2014 36M	01.01.2014 to 12.31.2016	159.15	12.17.2013	149.99
13th Auction-Product 2014 - DIS	05.01.2014 to 12.31.2019	109.05	04.30.2014	262.00
13th Auction-Product 2014 - QTD	05.01.2014 to 12.31.2019	272.11	04.30.2014	271.00
14th Auction-Product 2015 - 03 DIS	01.01.2015 to 12.31.2017	13.28	12.05.2014	191.99
14th Auction-Product 2015 - 03 QTD	01.01.2015 to 12.31.2017	16.89	12.05.2014	201.00
18th Auction-Product 2015 06M	01.01.2015 to 06.30.2015	148.76	01.15.2015	385.87
		823.61
Auction of power from new facilities
1st Auction- Product 2008 Hidro	2008 to 2037	3.61	12.16.2005	106.95
1st Auction- Product 2008 Termo	2008 to 2022	24.75	12.16.2005	132.26
1st Auction- Product 2009 Hidro	2009 to 2038	3.54	12.16.2005	114.28
1st Auction- Product 2009 Termo	2009 to 2023	40.44	12.16.2005	129.26
1st Auction- Product 2010 Hidro	2010 to 2039	69.87	12.16.2005	115.04
1st Auction- Product 2010 Termo	2010 to 2024	65.01	12.16.2005	121.81
3rd Auction- Product 2011 Hidro	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction- Product 2011 Termo	2011 to 2025	54.22	10.10.2006	137.44
4th Auction- Product 2010 Termo	2010 to 2024	15.44	07.26.2007	134.67
5th Auction- Product 2012 Hidro	2012 to 2041	53.24	10.16.2007	129.14
5th Auction- Product 2012 Termo	2012 to 2026	115.38	10.16.2007	128.37
6th Auction- Product 2011 Termo	2011 to 2025	9.89	09.17.2008	128.42
7th Auction- Product 2013 Hidro	2013 to 2042	-	09.30.2008	98.98
7th Auction- Product 2013 Termo	2013 to 2027	110.96	09.30.2008	145.23
8th Auction- Product 2012 Hidro	2012 to 2041	0.01	08.27.2009	144.00
8th Auction- Product 2012 Termo	2012 to 2026	0.15	08.27.2009	144.60
		624.17
Structuring projects auction
Santo Antonio	2012 to 2041	126.38	12.10.2007	78.87
Jirau	2013 to 2042	245.09	05.19.2008	71.37
		371.47

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22      Loans and Financing

			Issue	Number of	Final	Annual rate p.y.
	Contracts	Company	Date	installment	maturity	(interest + commission)	Principal	12.31.2015	12.31.2014
Foreign currency
	National Treasury Department
	(Secretaria do Tesouro Nacional or STN)
(1)	Par Bond	Copel	05.20.1998	1	04.11.2024	6.0% + 0.20%	17,315	61,763	42,107
(1)	Discount Bond	Copel	05.20.1998	1	04.11.2024	1.1875%+0.20%	12,082	42,671	29,090
Total foreign currency								104,434	71,197
Local currency
	Banco do Brasil
(2)	21/02155-4	Copel DIS	09.10.2010	2	08.15.2018	109.0% of DI	350,000	122,353	173,240
(3)	21/02248-8	Copel DIS	06.22.2011	2	05.16.2018	109.0% of DI	150,000	151,901	205,642
(4)	CCB 21/11062X	Copel DIS	08.26.2013	3	07.27.2018	106.0% of DI	151,000	196,852	171,209
(5)	CCB 330600773	Copel DIS	07.11.2014	3	07.11.2019	111.8% of DI	116,667	123,478	121,175
(5)	NCI 330600132	Copel	02.28.2007	3	02.28.2019	107.8% of DI	231,000	241,059	239,075
(5)	NCI 330600151	Copel	07.31.2007	2	07.31.2017	111.0% of DI	18,000	12,722	18,878
(5)	NCI 330600609	Copel	08.19.2011	2	07.21.2015	109.41% of DI	600,000	-	629,266
(5)	CCB 306.401.381	Copel	07.21.2015	2	07.21.2018	109.40% of DI	640,005	672,985	-
								1,521,350	1,558,485
	Eletrobras
(6)	1293/94	Copel GeT	09.23.1994	180	06.30.2016	5.5% to 6.5% + 2.0%	307,713	16,980	50,237
(7)	980/95	Copel DIS	12.22.1994	80	11.15.2018	8.0%	11	8	11
(7)	981/95	Copel DIS	12.22.1994	80	08.15.2019	8.0%	1,169	246	311
(7)	982/95	Copel DIS	12.22.1994	80	02.15.2020	8.0%	1,283	95	119
(7)	983/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	11	128	154
(7)	984/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	14	55	72
(7)	985/95	Copel DIS	12.22.1994	80	08.15.2021	8.0%	61	35	99
(8)	002/04	Copel DIS	06.07.2004	120	07.30.2016	8.0%	30,240	643	1,737
(8)	142/06	Copel DIS	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	10,007	13,588
(8)	206/07	Copel DIS	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	41,550	50,455
(8)	273/09	Copel DIS	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	11,510	13,154
(8)	2540/06	Copel DIS	05.12.2009	60	10.30.2016	5.0% + 1.5%	5,095	375	824
								81,632	130,761
	Caixa Econônica Federal
(8)	415.855-22/14	Copel DIS	03.31.2015	120	12.08.2026	6.0%	2,844	5,307	-
								5,307	-
	Finep
(9)	21120105-00	Copel Tel	05.17.2012	81	10.15.2020	4.0%	35,095	15,132	18,344
(9)	21120105-00	Copel Tel	05.17.2012	81	10.15.2020	3.5% + TR	17,103	12,406	14,824
								27,538	33,168
	BNDES
(10)	820989.1	Copel GeT	03.17.2009	179	01.15.2028	1.63% above TJLP	169,500	138,347	149,196
(11)	1120952.1-A	Copel GeT	12.16.2011	168	04.15.2026	1.82% above TJLP	42,433	31,558	34,451
(12)	1120952.1-B	Copel GeT	12.16.2011	168	04.15.2026	1.42% above TJLP	2,290	1,702	1,859
(13)	1220768.1	Copel GeT	09.28.2012	192	07.15.2029	1.36% above TJLP	73,122	63,312	67,700
(14)	13211061	Copel GeT	12.04.2013	192	10.15.2031	1.49% above TJLP	1,041,155	902,592	850,782
(15)	13210331	Copel GeT	12.03.2013	168	08.15.2028	1.49% and 1.89% above TJLP	17,644	16,077	17,273
(16)	15206041	Copel GeT	12.15.2015	168	06.15.2030	2.42% above TJLP	34,265	23,942	-
(17)	15205921	Copel GeT	12.15.2015	168	12.15.2029	2.32% above TJLP	21,584	14,663	-
(18)	14205611-A	Copel DIS	12.15.2014	72	01.15.2021	2.09% p.y. above TJLP	41,583	34,266	30,008
(18)	14205611-B	Copel DIS	12.15.2014	6	02.15.2021	2.09 p.y. above TR BNDES	17,821	21,267	17,874
(19)	14205611-C	Copel DIS	12.15.2014	113	06.15.2024	6% p.y.	78,921	47,353	52,170
(20)	14.2.1271.1	Santa Maria	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	59,462	57,789	-
(20)	14.2.1272.1	Santa Helena	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	64,520	62,487	-
(21)	11211521	GE Farol	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	54,100	55,087	58,635
(21)	11211531	GE Boa Vista	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	40,050	40,726	43,349
(21)	11211541	GE S.B. Norte	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	90,900	92,362	98,311
(21)	11211551	GE Olho D'Água	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	97,000	98,228	104,533
								1,701,758	1,526,141

(22)	Promissory notes	Copel GeT	12.29.2015	1	12.15.2017	117% of DI	500,000	496,694	-
								496,694	-
	Banco do Brasil
	BNDES Transfer
(23)	21/02000-0	Copel GeT	04.16.2009	179	01.15.2028	2.13% above TJLP	169,500	138,347	149,198
								138,347	149,198
Total local currency								3,972,626	3,397,753
								4,077,060	3,468,950
							Current	308,558	867,626
							Noncurrent	3,768,502	2,601,324

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Banco do Brasil: annual installments
(2) Installments in the amount of R$58,334, falling due on February 2, 2017, and February 2, 2018. The proportional interest is paid half-yearly.
(3) Installments in the amount of R$75,000, falling due on May 16, 2017, and May 16, 2018. The proportional interest is paid half-yearly.
(4) Together with the data is the interest accrued on the installments, in the amount of R$50,333, falling due on July 27, 2016, July 27, 2017 and July 27, 2018.
(5) Contract CCB 330600773: Installments in the amount of R$38,889, falling due on July 11, 2017, July 11, 2018 and July 11, 2019. The interest is paid half-yearly.
Contract NCI 330600132: Installments in the amount of R$77,000, falling due on February 28, 2017, February 28, 2018 and February 28, 2019. The interest is paid half-yearly.
Contract NCI 330600151: Installments in the amount of R$6,000, falling due on July 31, 2015, July 31, 2016 and July 31, 2017. The interest is paid half-yearly.
Contract NCI 330600609: paid in July 21, 2015 with the contract CCB 306401381 resources.

Allocation:
(1) The restructuring of medium and long-term debt in connection w ith the financing received under Law No. 4,131/62.
(2) (3) (4) Working capital.
(5) Paying the debts.
(6) Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system.
(7) National Program for Watering - Proni.
(8) Rural Electricity Program - Luz para Todos.
(9) BEL project - ultra wide band intranet service (Ultra Wide Band - UWB).
(10) (23) Construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul.
(11) Implementation of transmission line between substations Foz do Iguaçu and Cascavel Oeste.
(12) Purchase of machinery and equipment for implementation of the transmission line described above.
(13) Implementation of Cavernoso II SHP.
(14) Implementation of HPP Colíder and associated transmission system.
(15) Implementation of the 230/138kV Cerquilho III Substation.
(16) Implementation of transmission line Assis – Paraguaçu Paulista II.
(17) Implementation of transmission lines Londrina – Figueira and Salta Osório – Foz do Chopim C2.
(18) Investment in preservation of businesses, improvements, operational support and general investments in expansion.
(19) National machinery and equipment accredited by BNDES.
(20) (21) Construction and implementation of wind generating plant.
(22) Payment of grant – auction No. 012/2015, relative to HPP GPS.

Guarantees:
(1) Company’s centralized revenues account. Deposited Collateral (Note 22.1).
(2) (3) Pledge until 360 days.
(2) (3) (4) (5) Credit assignment.
(6) (7) (8) Own revenue, supported by power of attorney granted by a public instrument, and the issue of promissory notes and commercial duplicates equal to the number of installments falling due.
(9) Withhold the amounts from the checking account in which revenues are deposited.
(10) (13) (23) Total revenue from the sale and/or transaction of CCEAR energy, related to the project, through Concession Agreement of Attachment of Revenues, Account Management and Other Covenants.

(11) (12) Fiduciary assignment of rights under the Concession Agreement No. 027/2009-ANEEL, Transmission Service Provision Contract No. 09/2010-ONS and contracts for use of Transmission System, signed by the ONS, the Dealerships and the Transmission System users, including the total income from the provision of transmission services.

(14) Fiduciary assignment of rights under the Concession Agreement No. 01/2011MME-HPP Colíder and fiduciary assignment due to the Purchase and Sale of Energy Eétrica (CCVEE) between Copel and Sadia S.A.

(15) Fiduciary assignment of rights under the Public Service Concession Agreement for Electric Power Transmission No. 015/2010-ANEEL, signed betw een Copel and the Federal Government.
(16) Assignment of credit rights deriving from Concession Agreement No. 002/2013 - ANEEL.
(17) Assignment of credit rights deriving from Concession Agreement No. 022/2012 - ANEEL.
(18) (19) Surety of Companhia Paranaense de Energia; fiduciary assignment of income and indemnity rights of the concession.
(20) Collateral from Copel; pledge of shares; assignment of receivables from sale of electric power; pledge of machinery and equipment assembled or built with funds linked to them.
(21) Pledge of shares and fiduciary assignment of receivables from electricity sales income.
(22) Surety of Companhia Paranaense de Energia.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.1      Collateral - National Treasury Department - STN

Surety bonds and restricted deposits are offered to secure the repayment of the principal consisting of par bonds, in the amount of R$50,689 (R$33,525 in December 31, 2014) and discount bound, in the amount of R$35,448 (R$23,431 in December 31, 2014) when these payments are required on April 11, 2024. The amounts are adjusted by applying the weighted average of the percentage variations of the prices of zero-coupon bonds issued by the U.S. Treasury, according to the participation of each series of the instrument in the composition of the collateral portfolio made up to secure the payment of the principal under the Brazilian Financing Plan - 1992.

22.2      Breakdown of loans and financing by currency and index

Index and change in foreign currencies
	accumulated in the period (%)	12.31.2015%		12.31.2014%
Foreign currency
U.S. Dolar	47.01	104,434	2.56	71,197	2.05
		104,434	2.56	71,197	2.05
Local currency
TJLP	40.00	1,771,485	43.45	1,605,429	46.28
Ufir	0.00	69,959	1.72	80,524	2.32
Finel	2.03	16,980	0.42	50,236	1.45
CDI	22.21	2,018,044	49.50	1,558,486	44.93
TR	1.80	12,405	0.30	14,824	0.43
IPCA	10.67	21,267	0.52	17,821	0.51
Without indexer	-	62,486	1.53	70,433	2.03
		3,972,626	97.44	3,397,753	97.95
		4,077,060	100.00	3,468,950	100.00
	Current	308,558		867,626
	Noncurrent	3,768,502		2,601,324

22.3      Maturity of noncurrent installments

12.31.2015	Foreign currency	Local currency	Total
2017	-	1,292,581	1,292,581
2018	-	789,841	789,841
2019	-	266,074	266,074
2020	-	147,178	147,178
2021	-	130,315	130,315
After 2021	103,547	1,038,966	1,142,513
	103,547	3,664,955	3,768,502

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.4      Changes in loans and financing

		Foreign currency		Local currency
	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2014	2,161	62,661	954,945	2,304,017	3,323,784
Effect of first consolidation of São Bento	-	-	20,747	288,911	309,658
Funding	-	-	-	221,556	221,556
Charges	2,722	-	229,589	59,039	291,350
Monetary and exchange variations	(138)	7,940	45	(303)	7,544
Transfers	-	-	342,497	(342,497)	-
Amortization - principal	(736)	-	(424,818)	-	(425,554)
Payment - charges	(3,413)	-	(255,975)	-	(259,388)
Balance as of December 31, 2014	596	70,601	867,030	2,530,723	3,468,950
Funding	-	-	450,000	1,386,190	1,836,190
Charges	4,161	-	339,320	10,961	354,442
Monetary and exchange variations	-	32,946	1,163	7,280	41,389
Transfers	-	-	270,199	(270,199)	-
Amortization - principal	-	-	(1,170,987)	-	(1,170,987)
Payment - charges	(3,870)	-	(449,054)	-	(452,924)
Balance as of December 31, 2015	887	103,547	307,671	3,664,955	4,077,060

22.5      Contracts with clauses for anticipated maturity - covenants

The Company contracted loans and financing which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, with enforceability of annual compliance, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital of subsidiaries that represents a change in control, without prior notice. Non-compliance with these terms could result in the anticipated maturity of the debts and/or fines.

As of December 31, 2015, all agreed conditions have been fully met.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23      Debentures

		Issue	Number of	Maturity		Annual rate p.y.
Issue	Company	Date	installment	initial	final	(interest)	Principal	12.31.2015	12.31.2014
(1) 5th	Copel	05.13.2014	3	05.13.2017	05.13.2019	111.5% above DI	1,000,000	1,016,087	1,010,485
(2) 1st	Copel GeT	05.20.2015	3	05.20.2018	05.20.2020	113.0% above DI	1,000,000	1,090,755	-
(3) 1st	Copel DIS	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	1,023,378	1,019,037
(4) 1st	Copel CTE	11.10.2015	5	10.15.2020	10.15.2024	IPCA + Spread 7.9633% p.y.	160,000	162,158	-
(5) 2nd	Elejor	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203,000	111,516	152,040
(6) 1st	Compagás	06.15.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0% p.y.	62,626	56,219	53,554
(7) 1st	(a)	06.10.2014	1	-	10.12.2016	100% CDI + Spread 1.45% p.y.	222,000	223,815	235,747
(8) 1st	(b)	06.10.2014	1	-	10.12.2015	100% CDI + Spread 1.30% p.y.	108,000	-	114,585
								3,683,928	2,585,448
							Current	924,005	431,491
							Noncurrent	2,759,923	2,153,957
(a) Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV e Ventos de Santo Uriel.
(b) Santa Maria e Santa Helena.

Characteristics:
The unit value of debentures will not be adjusted for inflation.
(1) (2) (3) (4) (5) (7) (8) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. It were issued securities with unit value of R$10.
(6) Simple floating debentures, issued privately in a single series and not convertible into shares. It were issued securities with unit value of R$1.

Finance charges:
(1) Interest paid half-yearly in May and November.
(2) Interest to be paid yearly in May.
(3) Interest paid half-yearly in April and October.
(4) Interest to be paid half-yearly in April and October.
(5) Interest paid monthly.
(6) Interest paid quarterly in March, June, September and December.
(7) Interest paid half-yearly in June and December.
(8) Interest paid in a lump sum on maturity date.

Allocation:
(1) (2) (3) Working capital or used to make investments in the issuer.
(4) Deployment, expansion and modernization of the telecommunication network.
(5) Full settlement of the loan agreement with Copel.
(6) Fund investment plan of the issuer.
(7) (8) Redemption of promissory notes and investment in wind farms.

Collaterals:
(1) (2) (3) (4) (5) (7) (8) Personal guarantee
(6) Floating

Guarantor:
(2) (3) (4) (7) (8) Copel.
(5) Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%.
(6) Compagás.

Trustee:
(1) (2) (3) (4) (5) (7) (8) Pentágono S.A. DTVM.
(6) BNDES Participações S.A. - BNDESPAR.

23.1      Maturity of noncurrent installments

12.31.2015
2017	890,865
2018	713,032
2019	663,921
2020	339,744
2021	16,038
After 2021	136,323
2,759,923

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.2      Changes in debentures

	Current	Noncurrent	Total
Balance as of January 1, 2014	57,462	1,150,483	1,207,945
Funding	330,000	1,053,378	1,383,378
Charges	233,888	(1,440)	232,448
Transfers	48,464	(48,464)	-
Amortization - principal	(40,608)	-	(40,608)
Payment - charges	(197,715)	-	(197,715)
Balance as of December 31, 2014	431,491	2,153,957	2,585,448
Funding	-	1,168,633	1,168,633
Charges	448,627	2,857	451,484
Transfers	565,524	(565,524)	-
Amortization - principal	(154,822)	-	(154,822)
Payment - charges	(366,815)	-	(366,815)
Balance as of December 31, 2015	924,005	2,759,923	3,683,928

23.3      Contracts with clauses for anticipated maturity - covenants

Copel issued debentures which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, with enforceability of annual compliance, as well as other conditions that have to be observed, such as: no alterations to the equity interest of the Company in the share capital that represents a change in control, without prior consent of the debenture holders; not making without prior written consent of the Debenture holders, payments of dividends or payments of interest on equity, if they are in arrears regarding compliance with any of their financial obligations or they do not meet the established financial indices. Non-compliance with these conditions may allow early call of the debentures and penalties payable to regulators.

As of December 31, 2015, all agreed conditions have been fully met.

24      Post-employment Benefits

The Company sponsors retirement and pension plans (Unified Plan and Plan III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

24.1      Benefit Pension Plan

The unified pension plan is a Defined Benefit Plan - BD in which the income is predetermined, according to each individual's salary, and pension plan III is a Variable Contribution Plan - CV.

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with the rules established by the Technical Pronouncement IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsor’s management.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.2      Healthcare Plan

The Company allocated resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

24.3      Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under Post-Employment Benefits, are summarized below:

	12.31.2015	12.31.2014
Pension plan	1,008	1,030
Healthcare plan	593,652	897,588
	594,660	898,618
Current	43,323	37,404
Noncurrent	551,337	861,214

The amounts recognized in the statement of income are shown below:

	12.31.2015	12.31.2014	12.31.2013
Pension plan (CV)	65,878	65,715	65,081
Pension plan (CV) - management	2,241	1,256	988
Healthcare plan - post employment	143,236	102,119	76,524
Healthcare plan - active employees	61,927	51,266	52,985
Healthcare plan - management	139	143	95
(-) Transfers to construction in progress	(19,094)	(18,957)	(19,477)
	254,327	201,542	176,196

24.4      Changes in post-employment benefits

	Current	Noncurrent	Total
Balance as of January 1, 2014	29,983	937,249	967,232
Appropriation of actuarial calculation	-	102,108	102,108
Pension and healthcare contributions	118,392	-	118,392
Adjustment related to actuarial gains	-	(140,383)	(140,383)
Transfers	37,760	(37,760)	-
Amortizations	(148,731)	-	(148,731)
Balance as of December 31, 2014	37,404	861,214	898,618
Appropriation of actuarial calculation	-	143,202	143,202
Pension and healthcare contributions	133,428	-	133,428
Adjustment related to actuarial gains	-	(410,330)	(410,330)
Transfers	42,749	(42,749)	-
Amortizations	(170,258)	-	(170,258)
Balance as of December 31, 2015	43,323	551,337	594,660

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.5      Actuarial valuation

24.5.1     Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2014 and 2015 are shown below:

		2015		2014
	Real	Nominal	Real	Nominal
Economic
Inflation p.y.	-	6.80%	-	6.40%
Expected rate of discount/return p.y.
Benef it pension plan	7.30%	14.60%	6.10%	12.89%
Healthcare plan	7.28%	14.58%	6.15%	12.94%
Salary growth p.y.	2.00%	8.94%	2.00%	8.53%
Demographic
Mortality Table		AT - 2000		AT - 2000
Mortality table of individuals w ith permanent disability		WINKLEVOSS		WINKLEVOSS
Table of new disability benef it vested		A. VINDAS		A. VINDAS

24.5.2     Number of participants and beneficiaries

		Pension plan		Healthcare plan
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Number of active participants	8,838	8,723	8,571	8,429
Number of inactive participants	7,795	7,702	7,445	7,458
Number of dependent people	-	-	23,933	24,935
Total	16,633	16,425	39,949	40,822

24.5.3     Life expectancy from the average age – Annuity Table AT-2000 (in years)

	BD Plan	CV Plan
As of 12.31.2015
Retired participants	15.62	25.68
Pensioner Participants	16.64	28.65
As of 12.31.2014
Retired participants	16.75	24.67
Pensioner Participants	17.17	32.62

The average age of inactive participants of the healthcare and pension plans of the Company is 64.9 years.

24.5.4     Actuarial evaluation

Based on the review of the assumptions, the values of the pension plan as of December 31, 2015 amounted to a plan surplus of R$312,586, while the position at December 31, 2014, was R$183,117, as summarizes below:

	Benefit Pension Plan	Healthcare Plan	12.31.2015	12.31.2014
Total liabilities or partially covered	4,174,730	756,282	4,931,012	5,426,714
Fair value of the plan assets	(4,487,316)	(162,630)	(4,649,946)	(4,712,243)
Plan coverage status	(312,586)	593,652	281,066	714,471
Unrecognized asset	312,586	-	312,586	183,117
	-	593,652	593,652	897,588

The Company made adjustments to its assistance liabilities through the actuarial report issued on December 31, 2015, when an actuarial gain of R$410,330 was recorded in other comprehensive income.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.5.5     Changes in actuarial liabilities

	Benefit Pension Plan	Healthcare plan
Present value of net actuarial obligations as of 01.01.2013	4,563,586	848,756
Cost of services	1,115	11,852
Cost of interest	359,412	62,241
Benefits paid	(249,939)	(46,373)
Granted benefits	(244)	-
Actuarial (gains) losses	(732,822)	216,221
Present value of net actuarial obligations as of 12.31.2013	3,941,108	1,092,697
Cost of services	600	8,055
Cost of interest	405,498	110,906
Benefits paid	(276,463)	(65,911)
Actuarial (gains) losses	308,687	(98,463)
Present value of net actuarial obligations as of 12.31.2014	4,379,430	1,047,284
Cost of services	471	34,802
Cost of interest	559,366	127,622
Benefits paid	(345,288)	(74,722)
Actuarial gains	(419,249)	(378,704)
Present value of net actuarial obligations as of 12.31.2015	4,174,730	756,282

24.5.6     Changes in actuarial assets

	Benefit Pension Plan	Healthcare plan
Fair value of the Plan's assets at 01.01.2013	5,141,874	148,696
Return estimated for assets	438,761	-
Contributions and distributions	2,077	-
Benefits paid	(249,939)	(46,373)
Granted benefits	(244)	-
Actuarial gains (losses)	(1,029,386)	23,147
Fair value of the Plan's assets at 12.31.2013	4,303,143	125,470
Return estimated for assets	524,992	15,945
Contributions and distributions	27,321	-
Benefits paid	(276,463)	-
Actuarial gains (losses)	(16,446)	8,281
Fair value of the Plan's assets at 12.31.2014	4,562,547	149,696
Return estimated for assets	564,872	19,223
Contributions and distributions	36,294	-
Benefits paid	(345,288)	-
Actuarial losses	(331,109)	(6,289)
Fair value of the Plan's assets at 12.31.2015	4,487,316	162,630

24.5.7     Estimated costs

The estimated net periodic plan costs (gains) for 2016 for each plan are shown below:

	Benefit Pension Plan	Healthcare plan	2016
Cost of current service	445	44,942	45,387
Estimated cost of interest	601,260	108,465	709,725
Expected return on plan assets	(637,542)	(23,749)	(661,291)
Expected employee contributions	(242)	-	(242)
Costs (income or loss)	(36,079)	129,658	93,579

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.5.8     Sensitivity analysis

The following tables feature a sensitivity analysis, which shows the effect of a one percent increase or decrease in the main calculation assumptions:

.	Projected scenarios
	Present	Increase by 1%	Decrease in 1%
Sensitivity of long-term interest rate
Impacts on the obligations of the pension	7.30%	-6.86%	7.86%
Impacts in thousands of reais (R$)		(286,319)	328,320
Impacts on the obligations of healthcare program	7.28%	-18.83%	25.07%
Impacts in thousands of reais (R$)		(141,635)	188,576
Sensitivity of growth rate of the medical costs
Impacts on the obligations of healthcare program	1.00%	5.69%	-5.40%
Impacts in thousands of reais (R$)		62,667	(77,816)
Sensitivity of the service cost
Impacts on the obligations of the pension	1.00%	-0.18%	0.24%
Impacts in thousands of reais (R$)		(7,548)	10,102
Impacts on the obligations of healthcare program	1.00%	-4.97%	3.76%
Impacts in thousands of reais (R$)		(37,415)	28,256

24.5.9     Benefits payable

The estimated benefits to be paid by the Company in the next five years and the total benefits for the following fiscal years are shown below:

	Benefit Pension Plan	Other benefits	Total
2016	390,354	66,805	457,159
2017	390,282	63,445	453,727
2018	374,816	60,472	435,288
2019	360,423	58,170	418,593
2020	345,379	56,358	401,737
2021 - 2055	3,822,904	861,432	4,684,336

24.5.10  Asset allocation and investment strategy

The asset allocation for the Company pension and healthcare plans at the end of 2015 and the allocation goal for 2016, by asset category, are shown below:

	Goal for 2016	2015
Fixed Income	87.6%	88.6%
Variable income	4.2%	3.7%
Loans	1.6%	1.6%
Real estate	1.9%	1.9%
Investment structuring	4.7%	4.2%
	100.0%	100.0%

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Below are the limits set by the Fund management:

	Unified Plan (BD)		Plan III (CV)
	target (%)(*)	minimum (%)	target (%)	minimum (%)
Fixed Income	91.7%	87.0%	80.0%	60.0%
Variable income	1.8%	1.0%	8.5%	7.0%
Loans	1.0%	0.0%	3.0%	1.0%
Real estate	2.5%	1.0%	1.0%	0.0%
Investment structuring	3.0%	0.0%	7.5%	0.0%
(*) Target based on the total investment of each plan.
Management of Fundação Copel decided to keep a more conservative approach investing in variable income in relation to the allowed legal limit, which is 70%.

As of December 31, 2015 and 2014, the pension plan assets included the following securities issued by Copel:

	Defined benefit pension plan
	12.31.2015	12.31.2014
Shares	968	2,154
	968	2,154

24.5.11  Additional information

The Company also sponsors a variable contribution plan for all its employees.

The contributions made in the years ended on December 31, 2015 and 2014 were R$68,939, and R$66,914, respectively.

25      Customer Charges Due

	12.31.2015	12.31.2014
Energy Development Account (CDE) (a)	204,309	11,709
Tariff flags	52,381	-
Global Reversal Reserve (RGR)	20,768	11,524
	277,458	23,233
(a) Aneel published Technical Notes no 53/2015 and Resolutions No. 1,856/2015 and 1,857/2015.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26      Research and Development and Energy Efficiency

26.1      Balances recognized to invest in R&D (Research and Development) and EEP (Energy efficiency program)

	Amounts payable, before any related prepayments	Amounts payable to regulatory agencies	Other amounts payable
				Balance as of 12.31.2015	Balance as of 12.31.2014
Research and Development - R&D
FNDCT (a)	-	5,762	-	5,762	5,742
MME	-	2,882	-	2,882	2,872
R&D	52,412	-	200,416	252,828	211,984
	52,412	8,644	200,416	261,472	220,598
Energy efficiency program - EEP	30,654	-	106,867	137,521	115,166
	83,066	8,644	307,283	398,993	335,764
			Current	167,881	175,972
			Noncurrent	231,112	159,792
(a) National Fund for Scientific and Technological Development

26.2      Changes in balances for R&D and EEP

	FNDCT	MME		R&D		EEP
	current	current	current	noncurrent	current	noncurrent	Total
Balance as of January 1, 2014	3,771	1,887	46,956	124,972	75,246	29,749	282,581
Additions	33,021	16,509	964	32,054	-	31,709	114,257
Performance agreement	-	-	-	-	-	1,111	1,111
Selic interest rate	-	-	185	15,833	-	7,381	23,399
Transfers	-	-	42,002	(42,002)	41,015	(41,015)	-
Payments	(31,050)	(15,524)	-	-	-	-	(46,574)
Concluded projects	-	-	(8,980)	-	(30,030)	-	(39,010)
Balance as of December 31, 2014	5,742	2,872	81,127	130,857	86,231	28,935	335,764
Additions	33,496	16,747	971	32,526	-	42,916	126,656
Performance agreement	-	-	-	-	-	2,242	2,242
Selic interest rate	-	-	216	22,567	-	11,277	34,060
Transfers	-	-	31,103	(31,103)	9,105	(9,105)	-
Payments	(33,476)	(16,737)	-	-	-	-	(50,213)
Concluded projects	-	-	(15,436)	-	(34,080)	-	(49,516)
Balance as of December 31, 2015	5,762	2,882	97,981	154,847	61,256	76,265	398,993

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27      Accounts Payable Related to Concession

These refer to concession charges for use of public property (UPP).

					Discount	Annual
	Company	Grant	Signature	Closing	Rate	Adjustment	12.31.2015	12.31.2014
(1) HPP Mauá	Copel GeT	06.29.2007	07.03.2007	07.2042	5.65% p.y.	IPCA	15,437	14,200
(2) HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	21,493	19,621
(3) HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	5,557	5,363
(4) SHP Cavernoso	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	97	117
(5) SHP Apucaraninha	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	676	819
(6) SHP Chopim I	Copel GeT	07.11.2013	07.11.2013	07.2015	7.74% p.y.	IPCA	-	33
(7) SHP Chaminé	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	1,170	1,417
(8) SHP Derivação Rio Jordão	Copel GeT	07.11.2013	02.24.2014	02.2019	7.74% p.y.	IPCA	702	806
(9) HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	10.2036	11.00% p.y.	IGPM	490,533	449,351
							535,665	491,727
						Current	61,786	54,955
						Noncurrent	473,879	436,772
Discount rate applied to calculate present value:
Actual net discount rate, in line with the estimated long-term rate. It bears no relationship with the expected project return.

Payment to the federal government:
(1) Monthly installments equivalent to 1/12 of the proposed annual payment of R$643 (51% of R$1,262), according to clause six of Concession Agreement No. 001/07.

(2) Monthly installments of 1/12 of the proposed annual payment of R$1,256, from the start of commercial operation of HPP, as clause 6 of the Concession Agreement No. 001/11.

(3) (4) (5) (6) (7) (8) Monthly installments equivalent to 1/12 of the proposed annual payment, according to clause 5a of Concession Agreement No. 007/2013 for 5 years.

(9) Monthly installments equivalent to 1/12 from the proposed annual payment of R$19,000, from the 6th to 35th year of grant or while in the exploitation of hydropower facilities, as Terms of Ratification of Bidding and clause six of the Concession Contract No. 125/01.

27.1      Nominal value and present value of accounts payable related to concession

	Nominal value	Present value
2016	61,931	58,626
2017	61,976	52,980
2018	62,124	47,977
2019	61,433	42,801
After 2019	1,067,033	333,281
	1,314,497	535,665

27.2      Change in Accounts Payable related to concession

	Current	Noncurrent	Total
Balance as of January 1, 2014	51,481	420,293	471,774
Additions	215	8,454	8,669
Transfers	53,214	(53,214)	-
Payments	(51,716)	-	(51,716)
Monetary variations	1,761	61,239	63,000
Balance as of December 31, 2014	54,955	436,772	491,727
Additions	-	334	334
Transfers	55,677	(55,677)	-
Payments	(55,346)	-	(55,346)
Adjust to present value	-	(1,742)	(1,742)
Monetary variations	6,500	94,192	100,692
Balance as of December 31, 2015	61,786	473,879	535,665

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28      Other Accounts Payable

	12.31.2015	12.31.2014
Financial offset for the use of water resources	31,399	22,259
Customers	26,391	15,954
Reimbursements to customer contributions	12,011	27,817
Public lighting rate collected	11,671	21,267
Investment acquisition	9,571	18,228
Pledges in guarantee	8,861	17,721
Other liabilities	66,767	35,048
	166,671	158,294
Current	135,709	157,988
Noncurrent	30,962	306

29      Provision for litigation and disclosures of contingent liabilities

The Company is party to several claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, establishes provision for such loss contingencies in connection with lawsuits when the recognition criteria described in Note 4.11 is met.

The Company's management believes that it is not feasible to provide information about the timing of possible cash outflows in connection with the lawsuits to which the Company is party on the reporting date, considering how unpredictable and subject to changes are Brazil's judicial, tax and regulatory systems and final outcome depends on the court proceedings. For that reason, that information is not provided.

29.1      Provision for litigation

29.1.1     Changes in provisions

					Additions to
	Balances as of			Construction	fixed assets		Balances as of
	January 1, 2015	Additions	Reversals	cost	in progress	Discharges	December 31, 2015
Tax
Cofins (a)	254,386	-	(12,186)	-	-	-	242,200
Others (b)	37,458	53,634	(2,257)	-	-	(3,987)	84,848
	291,844	53,634	(14,443)	-	-	(3,987)	327,048
Labors (c)	326,246	132,868	(17,949)	-	-	(33,032)	408,133
Employee benefits (d)	114,543	27,219	(15,018)	-	-	(22,264)	104,480
Civil
Suppliers (e)	60,680	-	(2,868)	-	-	(57,812)	-
Civil and administrative claims (f)	256,169	134,097	(22,890)	-	-	(42,159)	325,217
Easements (g)	25,407	36,390	(41,657)	36,816	6,249	(336)	62,869
Expropriations and property (h)	402,219	45,586	(270,270)	6,460	13,964	(1,064)	196,895
Consumers (i)	10,602	7,336	(2,438)	-	-	(1,844)	13,656
	755,077	223,409	(340,123)	43,276	20,213	(103,215)	598,637
Environmental (j)	479	389	-	-	-	-	868
Regulatory (k)	58,443	5,498	(6,985)	-	-	(1,186)	55,770
	1,546,632	443,017	(394,518)	43,276	20,213	(163,684)	1,494,936

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

					Additions to
	Balances as of			Construction	fixed assets		Balances as of
	January 1, 2014	Additions	Reversals	cost	in progress	Discharges	December 31, 2014
Tax
Cofins (a)	243,131	11,255	-	-	-	-	254,386
Others (b)	44,108	9,658	(15,310)	-	-	(998)	37,458
	287,239	20,913	(15,310)	-	-	(998)	291,844
Labors (c)	196,054	139,181	(661)	-	-	(8,328)	326,246
Employee benefits (d)	94,809	56,217	(414)	-	-	(36,069)	114,543
Civil
Suppliers (e)	64,775	-	(4,095)	-	-	-	60,680
Civil and administrative claims (f)	197,838	65,040	(47)	-	-	(6,662)	256,169
Easements (g)	10,639	15,770	-	-	-	(1,002)	25,407
Expropriations and property (h)	353,461	39,005	-	(1,850)	11,887	(284)	402,219
Consumers (i)	9,633	970	(1)	-	-	-	10,602
	636,346	120,785	(4,143)	(1,850)	11,887	(7,948)	755,077
Environmental (j)	211	268	-	-	-	-	479
Regulatory (k)	51,468	6,975	-	-	-	-	58,443
	1,266,127	344,339	(20,528)	(1,850)	11,887	(53,343)	1,546,632

29.1.2     Information on main lawsuits

a)    Contribution for Social Security Funding - COFINS

Author: Federal Taxing Department

Cofins collection for the periods from August 1995 to December 1996 and from October 1998 to June 2001, as a result of deconstitution of the sentence which had recognized the Company's exemption as to payment of COFINS tax.

Current situation: awaiting judgment.

b)    Other tax provisions

Lawsuits filed by the Company to discuss the levy of federal, state and municipal taxes and fees, their bases and amounts payable. The main lawsuit is described as follows:

Author: Federal Taxing Department	Amount estimated: R$37,670

Copel Geração e Tranmsissão required the payment installment of the annual adjustment of income tax and social contribution, referring to the 2014. The Federal Taxing Department consolidated the value to pay with fine in the maximum level. An injunction was filed in order to prevent the act of the Federal Taxing Department, that in the opinion of the Company’s management, did not observed the limit provided by law.

Current situation: case record 5037809-14.2015.4.04.7000 in the judgment rendered by the Federal Judge of the 2nd Federal Court the lawsuit was dismissed. In this decision, the Company filed an appeal to the Federal Court.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

c)    Labor

Labor claims comprise claims filed by former employees in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

d)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

e)    Suppliers

Authors: Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

In 2006 Energética Rio Pedrinho S.A. and Consórcio Salto Natal Energética S.A. enforced awards at the FGV arbitration chamber, with a joint value of R$54,895, which ordered Copel Distribuição S.A. to pay obligations and charges deriving from the electricity sale and purchase agreements, plus monetary restatement and arrears interest, which were signed during the term of the Distributed Generation Program in Paraná state - Progedis.

In progress under the 3rd Public Finance Court of Curitiba, probable losses were provided for, namely in the judicial proceeding involving deposits of R$22,822 (October 2009), R$11,832 (February 2010) and R$35,912 (June 2010), redeemed from the judicial account subsequently by the creditors in October 2010 and January 2011, in the amounts of R$36,515 and R$37,498 respectively, against a bank guarantee. In 2011 they requested enforcement of the remaining balances as arrears interest, in the amounts of R$12,790 and R$9,371, which after they had been deposited were also redeemed against the bank guarantee in April 2012.

Current situation: Court decisions, published in January and April 2015 accepted applications to release the deposits to the suppliers, and there are now no remaining amounts being disputed in these enforcements, except for Consórcio Salto Natal which is still claiming the difference with the residual balance of the arrears interest of approximately R$3,853, then claimed by Consórcio Salto Natal, which was not recognized as due by the state of Paraná's Appeal Court, and the creditor did not file any appeal at higher courts. Copel filed a petition for writ of certiorari with the Superior Court of Justice requesting it to review a decision made on a lawsuit seeking the annulment of the arbitration decisions that are currently being enforced. The Superior Court of Justice has not yet passed a judgment on the matter.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

f)     Civil and administrative claims

Lawsuits that discuss billings, irregular procedures, administrative contracts and contract fines, damages to compensate for electrical grid and car accidents. The main lawsuits are as follows:

Author: Tradener Ltda.	Amount estimated: R$134,498

Class actions and civil public actions were filed in which illegalities and annulments relating to the execution of the electric power purchase agreement entered into between the Company and Tradener are pointed out. Class action No. 588/2006 has already been rendered final and unappeasable, and the ruling recognized as valid commissions payable by the Company to Tradener. In the civil public action No. 0000219-78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, Tradener brought recovery lawsuits, seeking to receive its commissions.

Current situation: - case record 0005550-26.2012.8.16.0004 - in the judgment rendered on 09.29.2014, the Company was ordered to pay the commissions due to Tradener in the amount of R$17,765 on 09.30.2012, which accrues default interest of 1% per month from the date of notification (10.25.2012), plus attorneys' fees set at 9% of the value of the sentence and court costs, totaling R$55,223 on 12.31.2015. In this decision, the Company filed an appeal against this decision, which had an unfavorable decision. Copel filed a Special Appeal. Tradener filed a special rectius appeal against the special appeal brought by Copel. No decision has been issued on any appeal.

- case record 00059-90.22.2012.8.16.0004 - in the judgment rendered on 01.27.2014 the Company was ordered to pay the amount of R$90,014, which is the value updated by the INPC/IBGE from the maturity of the commissions payable to Tradener under the purchase agreement entered into with Celesc, plus default interest of 1% per month, as of the date of notification (10.31.2012), as well as attorneys' fees in the amount of R$50, which should be adjusted for inflation from the date of judgment by the INPC/IBGE, from 01.27.2014. The Company brought an appeal against this decision, which is yet to be adjudicated.

Author: Consórcio Carioca-Passarelli

Lawsuit on the financial balance of construction contracts. Compagás and Consórcio Carioca-Passarelli reached a judicial settlement on September 1, 2015, whereby Compagás commits itself to paying the total amount of R$31,500, of which R$20,000 was paid on September 11, 2015, and the remaining amount will be repaid in 12 monthly installments through September 11, 2016.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

g)    Easements

Lawsuits are filed when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

Impleaders are also filed by the Company against third parties seeking to defend their acquisitive prescription rights to adjoining properties or to properties where there are right of way areas in order to set the limits of and to establish the adjoining land to the strip of land that is subject to right of way servitude.

h)    Expropriations and property

Lawsuits are filed challenging expropriation when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

Asset-related lawsuits include petitions to regain possession of properties owned by the concessionaire. Lawsuits are filed to regain possession of properties owned by the Company and invaded by third parties. Impleaders are also filed by the Company against third parties seeking to defend their acquisitive prescription rights to adjoining properties in order to set the limits of and to establish the adjoining land to the land that has been expropriated. The main lawsuits are as follows:

Author: Ivaí Engenharia de Obras S.A.	Amount estimated: R$139,132

Collection proceeding filed by plaintiff based on the previous declaratory action, which aimed to establish the plaintiff's credit receivable due to the changing economic and financial conditions of the contract with Copel Geração e Transmissão.

Current situation: on December 18, 2015, full content of decision on 2nd appeal on motion for clarification of Copel Geração e Transmissão before the Superior Court of Justice, in which difference of values deriving from adjustment of author credit is discussed with accumulated Selic rate with other interest rates in the period that preceded expert appraisal was published. Judgment prescribes return of lawsuit to Paraná Court of Justice (TJ-PR) so that it delivers a new decision on motions for clarification of Copel Geração e Transmissão, covering omission of prior decision. As a result of this new fact, in spite of appeal on motions for clarification presented on February 5, 2016 by Ivaí pending STJ decision, content of STJ Ministers’ votes signal an understanding favorable to Copel Geração e Transmissão; for this reason, as of December 31, 2015, estimated losses in this lawsuit were reviewed and previously recorded provision was partially reversed, in the amount of R$209,948. Accordingly, only the author credit right is considered as a probable loss adjusted at the official TJ-PR rate, IGP-DI/INPC average, plus interest on arrears of 1% per month, plus attorney fee awards.

There is a provisional execution in progress that is suspended by injunction of Copel Geração e Transmissão presented and accepted by Paraná State Court of Justice in December 2014.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

i)     Consumers

Lawsuits seeking compensation for damages caused by household appliances, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation plan) was in effect and claiming reimbursement for the amounts paid by the Company.

j)     Environmental

Class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel Geração e Transmissão.

k)    Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main lawsuit are as follows:

Authors: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.	Amount estimated: R$46,332

Copel, Copel Geração e Transmissão and Copel Distribuição are challenging lawsuits filed against ANEEL's decision No. 288/2002 involving the companies that have been mentioned.

Current situation: awaiting judgment.

29.2      Contingent liabilities

29.2.1     Nature of the contingent liabilities.

Contingent liabilities, which do not result in provisions, are possible obligations that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events but is not recognized because it is not probable (i.e., more likely than not) an outflow of resources embodying economic benefits will be required to settle the obligation. Following is information about nature and potential losses for the Company’s contingent liabilities.

Legal Claims	12.31.2015	12.31.2014
Tax (a)	1,476,765	1,356,224
Labor (b)	605,095	558,873
Employee benefits (c)	73,310	107,118
Civil (d)	1,170,019	698,084
Regulatory (e)	646,455	18,464
	3,971,644	2,738,763

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.2.2     Information on main lawsuits

a)    Tax

Lawsuits filed by the Company to discuss the levy of federal, state and municipal taxes and fees, their bases and amounts payable. The main lawsuits are as follows:

Author: Federal Taxing Department	Amount estimated: R$763,590

Interest and fines imposed on the amounts discussed in administrative proceedings (cases number 10980-720.458/2011-15, number 11453-720.001/2011-23 and number 10.980-720.267/2015-79) arising from a demand for the annulment of the collection of Cofins (Contribution for Social Security Funding). Due to the strength of the arguments in favor of COPEL, namely the lapse of the period established by the law for the Revenue Services to assess these taxes, it is assessed to be a possible obligation and therefore has not provided for. However, the principal amount of this debt is provisioned as it has been assessed as a present obligation for which it is more likely than not will result in an outflow of cash to settle the obligation. See, note 29.1-a.

Current situation: awaiting judgment.

Author: Social Security National Institute – INSS	Amount estimated: R$181,014

Tax demands against Copel concerning tax enforcement, in order to recover the social security on labor cession (NFLD No. 35.273.870-7). The case has been judged favorably to the Company at those two courts and a judicial bond has been posted in the amount of the contingency.

Current situation: awaiting judgment.

Author: Social Security National Institute – INSS	Amount estimated: R$25,994

Tax collections against Copel consisting of social security contribution imposed on the assignment of labor (NFLD - statutory notice of deficiency # 35.273.876-6). The case has been at Carf (Brazilian Administrative Tax Court) for judgment since 2010. The assessment of risk as possible is due to the existence of several legal arguments to defend the Company, particularly (a) the fact that no services were provided and no labor was assigned and (b) the fact that service providers classified into the Simples (lower taxation) category are not required to withhold that contribution.

Current situation: awaiting judgment.

b)    Labor

Labor claims comprise claims filed by former employees in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

c)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

d)    Civil

Lawsuits that discuss billings, irregular procedures, administrative contracts and contract fines, damages to compensate for electrical grid and car accidents. The main lawsuits are as follows:

Author: Mineradora Tibagiana Ltda.	Amount estimated: R$124,123

Legal action seeking compensation for alleged losses in mining activities for the construction work of the HPP Mauá, by the Energy Consortium Cruzeiro do Sul, in which Copel Geração e Transmissão participates with the percentage of 51%. Discussion in court about whether the authorization for the permit granted to Mineradora Tibagiana for mining at the site of the Mauá hydroelectric power plant is valid and demand for related damages.

Current situation: awaiting judgment

Author: Ivaí Engenharia de Obras S.A.	Amount estimated: R$615,355

Recovery action filed by the plaintiff grounded on previous declaratory action seeking recognition of the plaintiff’s credit claim due to the economic and financial imbalance of contract signed with Copel Geração e Transmissão. The principal amount of this debt is provisioned as it has been assessed as a present obligation for which it is more likely than not will result in an outflow of cash to settle the obligation.

Current Situation: on December 18, 2015, full content of decision on 2nd appeal of motions for clarification filed by Copel Geração e Transmissão with the Superior Court of Justice was published; this decision discusses the difference between values deriving from adjustment of author credit at Selic rate plus other interest rates in the period that preceded expert appraisal. Decision prescribes return of this lawsuit to Paraná Court of Justice (TJ-PR), so that it delivers a new decision on motions for clarification filed by Copel Geração e Transmissão, to cover omission in prior decision. As a result of this new fact, in spite of appeal on motions for clarification presented on February 5, 2016 by Ivaí, pending STJ decision, content of STJ Ministers’ votes signal understanding favorable to the Company and, for this reason, as of December 31, 2015, estimated losses in this lawsuit were reviewed and previously booked provision was partially reversed. Accordingly, the author’s credit right value is assessed to be a present obligation for which it is more likely than not will result in an outflow of cash to settle the obligation and the provision has been , adjusted at official TJ-PR rate, IGP-DI/INPC average, plus interest on arrears of 1% per month plus attorney fee awards, However, reform of STJ decision is assessed to be a possible obligation and therefore has not provided for, with maintenance of prior TJ-PR decision, that is, debt value adjusted at Selic rate plus other interest rates in the period that preceded the expert report.

Authors: franchisees of the Agency / Copel store	Amount Estimated: R$41,686

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Filing of two individual claims against Copel Distribuição of the franchise contracts for Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a sub concession, with transfer of the services provided and full pass-through of the fees, amongst other amounts, currently have appeals awaiting trial.

Current situation: awaiting judgment.

e)    Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations.

The main lawsuits are as follows:

Authors: Aneel	Amount Estimated: R$15,961

Copel Distribuição filed an appeal against a decision by ANEEL's Director-General under Resolution No. 3,959 from 12.8.2015 imposing an inefficiency penalty on Copel Distribuição due to over-contracting for use of the distribution system (MUSD) with the National Power Network Operator (ONS).

Current situation: awaiting judgment.

Authors: Energia Sustentável do Brasil S.A. - ESBR	Amount Estimated: R$607,541

The primary matter at issue is the exclusion of distribution utilities from liability for damages resulting from schedule overruns in the construction of the Jirau hydropower station. ESBR brought Ordinary Action No 10426-71.2013.4.01.4100 against Aneel in the federal courts of Rondônia, the decision on which: (i) excludes liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution No. 1,732/2013, which recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL.

The practical outcome of the decision is that, by exempting ESBR, it exposed the distribution utilities with which it had concluded regulated power trading contracts (CCEARs) – including Copel Distribuição – to the spot market and spot prices during the period. The reason is that electricity trading rules require that all electricity consumed be covered by a contract.

In response, an application for writ of mandamus (No. 1001675-88.2015.4.01.0000) was filed with the Federal Court of the 1st Region through the Brazilian Association of Power Distribution Utilities (Abradee), of which Copel Distribuição is a member, seeking to annul the proceedings brought by ESBR against ANEEL. Although a favorable preliminary decision was obtained, the Application for Writ of Mandamus was dismissed. Formalization and publication of the appeal decision is now pending.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

However, on 11.30.2015 an application for suspension of enforcement (0050083-30.2015.4.01.0000/RO) brought by ANEEL was partly accepted by the Federal Court of the First Region, maintaining the decision of the Board of Directors of CCEE in its 813th meeting on 7.21.2015 which, following the decision on Application for Injunction 9500- 90.2013.4.01.4100, required "delivery of 70% of firm capacity through the commercial operation of the generating units at the Jirau Hydropower Station until this amount is equivalent to the original delivery obligation". The financial impact on Copel Distribuição will depend on how the decision is implemented by CCEE in the spot settlement processes. This decision is also subject to appeal.

The risk of defeat is classified as possible and concerns an amount of R$607,541 as of 12.31.2015 relating to CCEE settlement for July and August 2015, taking account of the R$108,239 returned to CCEE in the settlement for June 2015, in compliance with the preliminary decisions on Application for Injunction No. 9500-90.2013.4.01.4100 and Ordinary Action No. 10426-71.2013.4.04.4100.

If the decisions on these cases are unfavorable, the relevant amount will be recognized as a Sectorial Financial Asset to be recovered through tariff adjustments.

Current situation: awaiting judgment.

30      Equity

30.1      Equity attributable to controlling shareholders

30.1.1     Capital

Paid-in share capital was R$6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

	Number of shares in units
Shareholders	Common		Class "A” Preferred		Class “B” preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
BM&FBOVESPA (a)	18,720,572	12.91	128,427	33.77	64,877,037	50.59	83,726,036	30.60
NYSE (b)	1,154,515	0.80	-	-	35,961,598	28.05	37,116,113	13.56
Latibex (c)	-	-	-	-	75,949	0.06	75,949	0.03
Municipalities	178,393	0.12	9,326	2.45	3,471	-	191,190	0.07
Other shareholders	119,453	0.07	242,538	63.78	43,943	0.03	405,934	0.15
	145,031,080	100.00	380,291	100.00	128,244,004	100.00	273,655,375	100.00
(a) São Paulo Stock, Commodities and Future Exchange
(b) New York Stock Exchange New York
(c) Latin American Exchange in Euros, related to the Madrid Exchange

30.1.2     Asset/liability valuation adjustments

Fair values of fixed assets – deemed costs – were recognized in the initial adoption of IFRS under account “Asset/liability valuation adjustment” net of deferred taxes. The realization of such equity account is made through retained earnings to the extent of depreciation or derecognition of the revalued assets.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Adjustments arising from the changes in fair value involving financial assets available for sale, as well as actuarial gains and losses, are also recorded in this account.

Changes in asset/liability valuation adjustments

	Equity Valuation Adjustments	Accumulated Other Comprehensive Income	Total
As of 01.01.2013	1,341,098	(126,704)	1,214,394
Adjustments to financial assets available for sale
Financial investments (a)	-	(6,929)	(6,929)
Taxes on adjustments	-	2,356	2,356
Equity interest investments	-	(306)	(306)
Taxes on adjustments	-	104	104
Adjustments related to actuarial liabilities:
Post employment benefits	-	(216,967)	(216,967)
Taxes on adjustments	-	73,769	73,769
Post employment benefits - equity (a)	-	18,881	18,881
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(154,763)	-	(154,763)
Taxes on the adjustments	52,620	-	52,620
As of 12.31.2013	1,238,955	(255,796)	983,159
Adjustments to financial assets available for sale
Financial investments (a)	-	1,070	1,070
Taxes on adjustments	-	(363)	(363)
Equity interest investments	-	(190)	(190)
Taxes on adjustments	-	65	65
Adjustments related to actuarial liabilities:
Post employment benefits	-	140,383	140,383
Taxes on adjustments	-	(48,584)	(48,584)
Post employment benefits - equity (a)	-	(582)	(582)
Other adjustments:
Other adjustments - subsidiaries (a)	-	(2,777)	(2,777)
Taxes on other adjustments	-	945	945
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(149,295)	-	(149,295)
Taxes on the adjustments	50,760	-	50,760
Deemed cost of fixed assets - equity (a)	(2,466)	-	(2,466)
Deemed cost of fixed assets - investment realization	(850)	-	(850)
Actuarial liabilities - investment realization	4,381	-	4,381
Attributed to non-controlling interest	-	1,308	1,308
As of 12.31.2014	1,141,485	(164,521)	976,964
Adjustments to financial assets available for sale
Financial investments (a)	-	633	633
Taxes on adjustments	-	(216)	(216)
Equity interest investments	-	(5)	(5)
Taxes on adjustments	-	(1)	(1)
Adjustments related to actuarial liabilities:
Post employment benefits	-	410,330	410,330
Taxes on adjustments	-	(139,059)	(139,059)
Post employment benefits - equity (a)	-	19,660	19,660
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(137,031)	-	(137,031)
Taxes on the adjustments	46,590	-	46,590
Attributed to non-controlling interest	-	(495)	(495)
As of 12.31.2015	1,051,044	126,328	1,177,372
(a) Equity in the parent company, net of taxes.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.1.3     Legal reserve and profit retention reserve

5% of the net income for the year is allocated to the legal reserve, before any other allocation, limited to 20% of capital.

The profit retention reserve is designed to cover the Company's investment program, according to Article 196 of Law No. 6,404/1976. It is funded by retaining any remaining net profit after legal reserve, interest on own capital and dividends.

30.1.4     Proposed dividend distribution

	12.31.2015	12.31.2014
Calculation of minimum mandatory dividend (25%) - (1)
Net income (loss) for the year	1,192,738	1,205,950
Legal Reserve (5%)	(59,637)	(60,298)
Realization of equity evaluation adjustment	90,441	99,394
Calculation basis for minimum mandatory dividends	1,223,542	1,245,046
	305,885	311,262

Total proposed distribution - (2) (3 + 5)	326,795	622,523

Interest on own capital, net - (3)	198,000	30,000
Tax on interest on own capital	(20,910)	(3,161)
Interest on own capital, net - (4)	177,090	26,839

Dividends proposed - (5)	128,795	592,523

Total proposed distribution, net - (6) (4 + 5)	305,885	619,362

Additional dividend proposed (7) (6-1)	-	308,100

Anticipated payment endorsed by the Board of Directors - (8)	-	377,609
Interest on own capital, net	-	26,839
Dividends	-	350,770

Prepayment above the mandatory minimum - (9) (8-1)	-	66,347

Adjusted additional dividend proposed (10) (7-9)	-	241,753

Gross value of dividends per share:
Ordinary shares	1.13716	2.17236
Class “A” preferred shares	2.52507	2.52507
Class “B” preferred shares	1.25473	2.39000

Gross amount of dividends per class of shares:
Ordinary shares	164,924	315,060
Class “A” preferred shares	960	962
Class “B” preferred shares	160,911	306,501

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In accordance with the legal and statutory requirements that are effective today, the basis for calculating the minimum mandatory dividends is obtained by taking the net income of the year, less the portion that will fund the legal reserve. However, Management has deliberated to include to this basis the amount related to the realization of the asset/liability valuation adjustments, specifically to compensate the effects coming from the increase of the depreciation expense arriving from the adoption of the new accounting rules. This procedure reflects the policy to distribute dividends to Company’s shareholders, which will be effective during the realization of the entire asset/liability valuation adjustments account.

The distribution of the minimum mandatory dividend is recognized as a liability in the Company's financial statements at year-end.

Any amounts above the minimum mandatory dividends are only recorded under liabilities on the date they are approved and announced at the General Shareholders’ Meeting (GSM). This amount is held in a specific reserve in shareholders' equity until the final resolution by the GMS, when it is recognized as current liabilities.

The tax benefit of interest on capital is recorded in the statement of income in the moment of its recognition in accounts payable.

30.1.5     Basic and diluted earnings per share

	12.31.2015	12.31.2014	12.31.2013
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to shareholders controlling shareholders:
Ordinary shares	603,746	610,434	542,819
Class “A” preferred shares	1,741	1,766	1,714
Class “B” preferred shares	587,251	593,750	528,027
	1,192,738	1,205,950	1,072,560
Basic and diluted denominator
Weighted average of shares (in thousands):
Ordinary shares	145,031,080	145,031,080	145,031,080
Class “A” preferred shares	380,291	381,465	381,737
Class “B” preferred shares	128,244,004	128,242,830	128,242,558
	273,655,375	273,655,375	273,655,375
Basic and diluted earnings per share attributable to shareholders of parent company:
Ordinary shares	4.16287	4.20899	3.74278
Class “A” preferred shares	4.57807	4.62953	4.49001
Class “B” preferred shares	4.56917	4.62989	4.11741

The net profit or loss per share is calculated based on the weighted average number of shares outstanding during the reporting period. For all periods presented, the Company has no potential instrument that could have a dilutive effect, therefore, basic earnings per share is equivalent to diluted earnings per share.

Since the preferred and common shareholders have rights to dividends, voting and different settlements, basic and diluted earnings per share were calculated using the "two-class" method. The two-class method is a formula for allocation of earnings, which determines earnings per preferred share and per common share according to the declared dividends, pursuant to the Company's by-laws and to the rights to participation in non-distributed earnings calculated in accordance with the right to dividends of each share type.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.2      Change in equity attributable to non-controlling interest

Participation in capital stock	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Total
Balance as of January 1, 2013	108,930	22,459	133,117	264,506
Dividends	(2,531)	(13,437)	-	(15,968)
Equity evaluation adjustment	9,058	12,584	7,233	28,875
Balance as of December 31, 2013	115,457	21,606	140,350	277,413
Dividends	(8,045)	(1,367)	(44,267)	(53,679)
Equity evaluation adjustment	(758)	(550)	-	(1,308)
Income for the year	29,579	5,756	94,330	129,665
Balance as of December 31, 2014	136,233	25,445	190,413	352,091
Dividends	(3,128)	(16,182)	(67,339)	(86,649)
Equity evaluation adjustment	495	-	-	495
Income for the year	11,304	12,937	48,572	72,813
Balance as of December 31, 2015	144,904	22,200	171,646	338,750

31      Operating Revenue

	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN )	12.31.2015
Electricity sales to final customers (31.1)	11,289,201	(1,045,529)	(2,784,289)	(1,712,463)	-	5,746,920
Electricity sales to distribuitors (31.2)	4,130,184	(350,796)	-	(71,947)	-	3,707,441
Use of the main distribution and transmission grid (31.3)	5,879,729	(547,565)	(1,420,129)	(1,523,530)	-	2,388,505
Construction income	1,196,324	-	-	-	-	1,196,324
Telecommunications	277,876	(10,760)	(55,038)	-	(2,151)	209,927
Distribution of piped gas	704,625	(66,877)	(111,349)	-	-	526,399
Sectoral financial assets and
liabilities result	858,170	-	-	-	-	858,170
Other operating revenue (31.4)	119,402	(22,545)	-	-	(2,412)	94,445
24,455,511		(2,044,072)	(4,370,805)	(3,307,940)	(4,563)	14,728,131

	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN )	12.31.2014
Electricity sales to final customers (31.1)	6,581,808	(573,026)	(1,584,499)	(53,130)	-	4,371,153
Electricity sales to distribuitors (31.2)	4,882,071	(430,976)	-	(80,303)	-	4,370,792
Use of the main distribution and transmission grid (31.3)	3,708,296	(347,962)	(958,690)	(164,174)	-	2,237,470
Construction income	1,279,010	-	-	-	-	1,279,010
Telecommunications	216,223	(11,310)	(38,615)	-	(837)	165,461
Distribution of piped gas	495,132	(45,504)	(58,343)	-	-	391,285
Sectoral financial assets and
liabilities result	1,033,866	-	-	-	-	1,033,866
Other operating revenue (31.4)	131,434	(59,529)	-	-	(2,425)	69,480
18,327,840		(1,468,307)	(2,640,147)	(297,607)	(3,262)	13,918,517

	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN )	12.31.2013
Electricity sales to final customers (31.1)	5,111,048	(447,215)	(1,279,446)	(39,738)	-	3,344,649
Electricity sales to distribuitors (31.2)	2,188,092	(188,282)	-	(67,548)	-	1,932,262
Use of the main distribution and transmission grid (31.3)	3,296,753	(309,979)	(830,890)	(126,908)	-	2,028,976
Construction income	1,076,141	-	-	-	-	1,076,141
Telecommunications	183,695	(9,430)	(32,548)	-	(402)	141,315
Distribution of piped gas	467,750	(42,993)	(56,137)	-	-	368,620
Other operating revenue (31.4)	345,680	(55,715)	-	-	(1,714)	288,251
12,669,159		(1,053,614)	(2,199,021)	(234,194)	(2,116)	9,180,214

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.1      Electric sales to final customers by category

			Gross revenue			Net revenue
	12.31.2015	12.31.2014	12.31.2013	12.31.2015	12.31.2014	12.31.2013
Residential	3,554,995	2,110,043	1,605,604	1,804,690	1,429,593	1,074,119
Industrial	3,829,081	2,369,527	1,956,127	2,049,456	1,563,121	1,263,068
Trade, services and other activities	2,511,750	1,365,319	1,022,977	1,155,967	838,312	626,881
Rural	546,685	305,214	194,085	339,338	260,801	165,078
Public entities	273,120	152,321	118,263	149,663	108,348	83,811
Public lighting	271,036	127,838	97,565	122,904	78,626	60,070
Public service	302,534	151,546	116,427	124,902	92,352	71,622
	11,289,201	6,581,808	5,111,048	5,746,920	4,371,153	3,344,649

31.2      Electricity sales to distributors

			Gross revenue
	12.31.2015	12.31.2014	12.31.2013
Electric Energy Trade Chamber - CCEE	2,159,431	2,987,114	548,073
Bilateral contracts	1,160,503	1,172,588	863,244
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	793,036	722,120	775,924
Quota system	17,214	249	-
Sale of electric pow er in the short-term	-	-	851
	4,130,184	4,882,071	2,188,092

31.3      Use of the main distribution and transmission grid by customer class

			Gross revenue			Net revenue
	12.31.2015	12.31.2014	12.31.2013	12.31.2015	12.31.2014	12.31.2013
Residential	1,961,163	1,363,517	1,232,186	706,983	793,022	720,321
Industrial	1,280,283	701,408	632,508	459,231	398,566	357,094
Trade, services and other activities	1,399,336	869,622	755,869	507,703	506,163	445,273
Rural	300,297	190,620	167,640	185,378	109,278	136,798
Public entities	161,275	108,809	99,147	71,141	72,590	66,815
Public lighting	153,826	97,828	87,666	53,844	56,376	51,198
Public service	111,539	64,337	58,574	39,896	37,212	34,025
Free consumers	282,241	147,135	140,135	179,711	126,534	121,705
Basic Network, BN connections, and connection grid	1,352	1,044	1,109	860	899	963
Operating and maintenance income (loss) - O&M	91,772	106,833	90,385	67,663	86,590	68,029
Interest income (loss)	136,645	57,143	31,534	116,095	50,240	26,755
	5,879,729	3,708,296	3,296,753	2,388,505	2,237,470	2,028,976

31.4      Other operating revenues

			Gross revenue
	12.31.2015	12.31.2014	12.31.2013
Leasing and rent (31.4.1)	88,008	96,809	180,128
Income from rendering of services	17,203	23,987	63,209
Charged service	8,773	8,207	9,082
Reimbursement for unavailability of energy	-	-	77,527
Other income	5,418	2,431	15,734
	119,402	131,434	345,680

31.4.1     Revenue from leases and rentals

	12.31.2015	12.31.2014	12.31.2013
Equipment and framework	87,190	88,988	77,241
Facilities sharing	547	1,210	656
Real estate	271	206	603
Thermal Power Plant of Araucária	-	6,405	101,628
	88,008	96,809	180,128

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.5      Regulatory charges

	12.31.2015	12.31.2014	12.31.2013
Energy Development Account - CDE (31.5.1)	1,494,630	133,021	79,994
Other charges - rate flags	1,120,218	-	-
Energy Development Account - CDE Energy	497,667	-	-
Research and development and energy efficiency - R&D and PEE	126,656	114,257	79,342
Global Reversion Reserve - RGR quota	62,554	50,329	57,050
Inspection fee	6,215	-	-
Fuel consumption account - CCC	-	-	17,808
	3,307,940	297,607	234,194

31.5.1     Energy Development Account - CDE

The primary objectives of the Energy Development Account (CDE) created by Law No. 10,438/2002 are to: offset the system usage and electricity rate discounts granted to certain users; universalize the supply of electric power; and enhance the competitiveness of alternative sources in the regions served by the National Interconnected Network (SIN).

As from publication of Provisional Measure No. 579/2012 (now enacted into law under Act No. 12,783/2013) – on the renewal of electric utility concessions, reduction of sector charges and rate affordability – funds from the Energy Development Account have been used to offset compensation for the reversion of concessions.

The CDE fund is also used to cover costs relating to involuntary spot market exposure and the costs of thermal power dispatching in 2013 and January 2014 due to unfavorable hydrological conditions since the end of 2012, primarily relating from low hydropower reservoir levels (Decree No. 7,891/2013). This portion of the charge is designated as CDE Energia.

CDE funds derive, among other sources, from annual quotas paid by all entities marketing electricity to final consumers, through rate charges. As a result of an increase in disbursements from the fund, CDE quotas for distribution utilities were increased in 2015.

From February to December 2014, ACR Account funds (Decree No. 8,221/2014) provided full or partial coverage for the additional costs of involuntary spot market exposure and thermal power dispatching associated with availability-based Regulated-Environment Power Purchase Agreements (CCEAR-D), through bank lending transactions entered into by CCEE. Both the CDE and the ACR Account funds have minimized the financial impact on distribution utilities from increasing electricity costs.

Copel Distribuição's monthly CDE Energia quota is R$17,120, and its monthly CDE Uso quota was R$19,775 for January and February 2015, and increased to R$144,232 from March to December 2015 (Resolution No. 1,857/2015). Higher CDE Uso charges significantly affected the Extraordinary Tariff Adjustment applied as from March 2015. At December 2015, the CDE Uso charge was decreased by the amounts not collected due to the favorable preliminary decision obtained by Abrace and Abradee, which upholds the right of member distribution utilities not to pass on these amounts.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In June 2015, Copel commenced payment of the CDE quota relating to the ACR Account, of R$46,638, in 57 annually restated installments (Resolution No. 1,863/2015-3.31.2015). The charge was allocated to distribution utilities in proportion to their power supply market shares from February to December 2014, and is intended to amortize the loans taken out by CCEE, including the financial and debt service costs of the loan transactions.

31.6      Copel Distribuição Tariff Adjustment

The Brazilian Electricity Regulatory Agency (Aneel) approved Copel Distribuição's Annual Adjustment by Resolution No. 1,897 of 06.16.2015, which authorized the enforcement of a 15.32% increase in the average tariff adjustment as from 06.24.2015. The installment corresponding to the partial deferments regarding the financial components related to the 2013 and 2014 Tariff Adjustments, requested by Copel Distribuição at the time, has been considered in this adjustment.

The 15.32% adjustment is composed of: (i) 20.58% related to the incorporation of financial components, which will be recovered over the 12 month period subsequent to the adjustment (including the amount of R$935,256 corresponding to the deferments performed in 2013 and 2014); (ii) 0.34% deriving from the correction of Installment B; (iii) -3.25% related to the adjustment of Installment A; and (iv) -2.35% which reflect the withdrawal of financial components from the previous process. The adjustment was fully applied to Copel Distribuição's tariffs as from 06.24.2015, starting in July 2015 the amortization of Sectorial financial assets.

As of 12.31.2015, the monetary adjusted amount of deferral is R$467,627 (Note 9.1), to be amortized over 2016.

2015 Extraordinary Rate Review

On February 27, 2015 Aneel approved the Extraordinary Rate Review in 36.79%, starting from March 02, 2015, which aimed to restore the rate coverage of the electricity distribution companies due to the increase in the Energy Development Account – CDE (22.14% of adjustment), and to relocation of energy costs (14.65% of adjustment) due to the rate adjustment of Itaipu, impacted by exchange variance and the hydrological situation, and the high prices at the 14th Existing Electricity Auction (A-1 2014) and the 18th Adjustment Auction held on January 15, 2015.

The partial amount of the extraordinary electricity price adjustment was considered for 2015's annual adjustment. The balance as of December 31, 2015, adjusted for inflation using the Selic - Central Bank overnight rate, is R$179,763 (Note 9.1). The remaining amount to be considered for the next electricity price adjustment is R$528,846 (Note 9.1), adjusted up to December 31, 2015.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Tariff Flags

As of January 1, 2015, pursuant to ANEEL's Regulatory Resolution No. 547 issued on April 16, 2013, the Company started to charge for electricity according to the electricity price ranges set on electricity bills. ANEEL approves electricity price ranges considering the projected dispatch of thermal power assets, the ESS (System Service Charges) generated for energy security purposes, involuntary exposure to the short-term market, the water risk posed by Itaipu's power generation and plants converted into firm capacity quotas.

ANEEL initially established a yellow price range of 15 R$/MWh and a red price range of 30 R$/MWh for January and February 2015. From March to August, these price ranges were increased to respectively 25 R$/MWh and 55 R$/MWh. In September, ANEEL established new rates under Resolution No. 1,945-8.28.2015, with the yellow price range remaining at 25 R$/MWh and the red price range decreasing to 45 R$/MWh.

From February 1, 2016, the red electricity price range went on for two levels, R$3.00 and R$4.50, applied to each 100 kWh (kilowatt hour) consumed, and the yellow electricity price range came to be R$1.50, applied to each 100 kWh. The red price range was applied throughout 2015.

Decree No. 8,401 published on February 4, 2015 created the centralizing account of tariff flag funds – CCRBT, intended to manage funds deriving from the application of the tariff flags introduced by Aneel, with the funds available passed through to the distribution agents, at the amounts effectively realized as forecast in the variations in generation costs from thermal sources and exposure to spot prices which affect the electricity distribution agents connected to the National Interconnected System - SIN and the existing rate coverage.

In the 2015 Annual Adjustment, the revenue derive from the enforcement of an additional red tariff charge, and the pass through from Flags Account for the accrual periods from January 2015 to March 2015 were considered in the determination of CVA Energ and CVA ESS/EER, as per Approval Resolution No. 1,897 of 06.16.2015. Costs not covered by the tariff flags in the current cycle will be considered in the next tariff process.

Copel Distribuição recognized the amount of R$1,120,218 based on the flag system, allocated between billed and unbilled revenue, of which R$203,459 is related to the account in which the funds obtained from charging for electricity according to the electricity price ranges (CCRBT) and R$916,759 intended to cover costs. For December 2015 amounts were estimated by Copel Distribuição.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32      Operating Costs and Expenses

			General and	Other income
	Operational	Selling	administrative	(expenses),
	costs	expenses	expenses	net	12.31.2015
Electricity purchased for resale (32.1)	(6,032,916)	-	-	-	(6,032,916)
Charge of the main distribution and transmission grid	(919,788)	-	-	-	(919,788)
Personnel and management (32.2)	(863,406)	(15,617)	(289,827)	-	(1,168,850)
Pension and healthcare plans (Note 24)	(196,238)	(2,388)	(55,701)	-	(254,327)
Materials and supplies	(66,968)	(748)	(8,986)	-	(76,702)
Materials and supplies for power electricity	(199,323)	-	-	-	(199,323)
Natural gas and supplies for gas business	(1,176,090)	-	-	-	(1,176,090)
Third-party services (32.3)	(365,745)	(41,876)	(111,882)	-	(519,503)
Depreciation and amortization	(600,240)	(35)	(68,558)	(7,639)	(676,472)
Provisions and reversals (32.4)	66,029	(226,837)	-	(50,021)	(210,829)
Construction cost (32.5)	(1,251,004)	-	-	-	(1,251,004)
Other operating costs and expenses (32.6)	(193,627)	4,104	(135,652)	(100,959)	(426,134)
	(11,799,316)	(283,397)	(670,606)	(158,619)	(12,911,938)

			General and	Other income
	Operational	Selling	administrative	(expenses),	Restated
	costs	expenses	expenses	net	12.31.2014
Electricity purchased for resale (32.1)	(5,080,594)	-	-	-	(5,080,594)
Charge of the main distribution and transmission grid	(384,846)	-	-	-	(384,846)
Personnel and management (32.2)	(781,270)	(12,534)	(259,007)	-	(1,052,811)
Pension and healthcare plans (Note 24)	(157,968)	(1,468)	(42,106)	-	(201,542)
Materials and supplies	(64,238)	(524)	(9,673)	-	(74,435)
Materials and supplies for power electricity	(150,848)	-	-	-	(150,848)
Natural gas and supplies for gas business	(1,469,842)	-	-	-	(1,469,842)
Third-party services (32.3)	(299,958)	(44,517)	(79,989)	-	(424,464)
Depreciation and amortization	(590,540)	(26)	(38,622)	(755)	(629,943)
Provisions and reversals (32.4)	(807,281)	(66,196)	-	(330,205)	(1,203,682)
Construction cost (32.5)	(1,285,902)	-	-	-	(1,285,902)
Other operating costs and expenses (32.6)	(215,475)	4,278	(122,719)	(58,608)	(392,524)
	(11,288,762)	(120,987)	(552,116)	(389,568)	(12,351,433)

			General and	Other income
	Operational	Selling	administrative	(expenses),	Restated
	costs	expenses	expenses	net	12.31.2013
Electricity purchased for resale (32.1)	(3,325,728)	-	-	-	(3,325,728)
Charge of the main distribution and transmission grid	(407,317)	-	-	-	(407,317)
Personnel and management (32.2)	(844,491)	(9,879)	(241,977)	-	(1,096,347)
Pension and healthcare plans (Note 24)	(136,907)	(1,113)	(38,176)	-	(176,196)
Materials and supplies	(62,380)	(935)	(7,163)	-	(70,478)
Materials and supplies for power electricity	(27,187)	-	-	-	(27,187)
Natural gas and supplies for gas business	(295,671)	-	-	-	(295,671)
Third-party services (32.3)	(293,505)	(41,276)	(88,678)	-	(423,459)
Depreciation and amortization	(551,301)	(44)	(51,103)	(755)	(603,203)
Provisions and reversals (32.4)	-	(47,457)	-	(152,098)	(199,555)
Construction cost (32.5)	(1,088,275)	-	-	-	(1,088,275)
Other operating costs and expenses (32.6)	(115,556)	5,089	(103,007)	(130,106)	(343,580)
	(7,148,318)	(95,615)	(530,104)	(282,959)	(8,056,996)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.1      Electricity purchased for resale

		Restated	Restated
	12.31.2015	12.31.2014	12.31.2013
Purchase of Energy in the Regulated Environment - CCEAR	3,812,509	3,394,222	2,305,809
Itaipu Binacional	1,567,844	739,002	599,773
Electric Energy Trade Chamber - CCEE (32.1.1)	982,388	2,281,328	663,936
Program for incentive to alternative energy sources - Proinfa	177,946	183,617	166,653
Bilateral contracts	30,557	177,149	217,069
(-) Transfer CDE and ACR Account - Decrees No. 8,221/2014 and 7,891/2013 (32.1.2)	-	(1,253,436)	(294,085)
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(538,328)	(441,288)	(333,427)
	6,032,916	5,080,594	3,325,728

32.1.1     Recovery of Energy Purchase Cost through Renegotiation of GSF

Of the energy purchase amount in the ambit of Electric Power Trading Chamber (CCEE), the amount of R$134,620 was recovered by Copel Geração e Transmissão and Elejor through renegotiation of hydrological risk of HPP’s Mauá, Foz do Areia, Santa Clara and Fundão, as described in note 14.1.

32.1.2     (-) CDE Transfer and ACR Account - Decrees No. 8,221/2014 and 7,891/2013

The costs of electricity purchased for resale were recovered through CDE funds (Note 31.5.1) during 2013 and January 2014, and through ACR Account funds for February to December 2014. No transfers occurred for 2015.

32.2      Personnel and management

	12.31.2015	12.31.2014	12.31.2013
Personnel
Wages and salaries	735,072	642,901	663,636
Social charges on payroll	227,667	204,695	210,993
Meal assistance and education allowance	98,367	85,927	86,916
Provisons for profit sharing (a)	78,462	92,657	80,048
Compensation - Voluntary termination Program/retirement	5,443	6,588	37,925
	1,145,011	1,032,768	1,079,518
Management
Wages and salaries	19,027	15,614	13,044
Social charges on payroll	4,645	3,977	3,642
Other expenses	167	452	143
	23,839	20,043	16,829
	1,168,850	1,052,811	1,096,347
(a) According to Federal Law No. 10,101/2000, State Decree No. 1,978/2007 and State Law No. 16,560/2010.

32.3      Third-party services

	12.31.2015	12.31.2014	12.31.2013
Maintenance of electrical system	160,564	102,116	106,175
Maintenance of facilities	85,192	90,909	79,309
Communication, processing and transmission of data	72,042	50,894	51,534
Meter reading and bill delivery	44,399	37,766	35,930
Authorized and registered agents	34,429	35,116	33,801
Consumer service	20,478	17,624	24,325
Other services	102,399	90,039	92,385
	519,503	424,464	423,459

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.4      Provisions and reversals

	12.31.2015	12.31.2014	12.31.2013
Allowance for doubtful accounts	226,838	53,193	47,458
Provisions for litigation (Note 29)	48,499	323,811	151,823
Provision for losses on tax credits	1,521	6,394	274
Provision (reversal) for impairment of assets (Note 18.9)	(66,029)	807,281	-
Provision for loss in consortia	-	13,003	-
	210,829	1,203,682	199,555

32.5      Construction cost

	12.31.2015	12.31.2014	12.31.2013
Materials and supplies	574,132	648,102	518,504
Third party services	504,197	450,627	360,234
Personnel	100,299	127,039	118,641
Others	72,376	60,134	90,896
	1,251,004	1,285,902	1,088,275

32.6      Other operating costs and expenses

	12.31.2015	12.31.2014	12.31.2013
Financial offset for the use of water resources	155,147	140,810	131,582
Losses in the decommissioning and disposal of assets	53,266	21,765	71,864
Compensation	50,541	28,549	26,113
Leasing and rent (32.6.1)	33,961	28,533	31,095
Advertising and publicity	25,867	16,745	25,902
Taxes	24,237	84,671	25,687
Other net costs and expenses	83,115	71,451	31,337
	426,134	392,524	343,580

32.6.1     Leasing and rent

	12.31.2015	12.31.2014	12.31.2013
Real estate	27,830	23,919	25,165
Others	7,434	5,977	7,721
(-) PIS and Cofins credits	(1,303)	(1,363)	(1,791)
	33,961	28,533	31,095

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33      Financial Results

		Restated	Restated
	12.31.2015	12.31.2014	12.31.2013
Financial income
Interest and monetary variation of CRC transfer (Note 8.1)	217,722	157,422	159,348
Monetary variation of accounts receivable
related to the concession (Note 10.1)	217,713	76,989	108,259
Arrears charges on energy bills	168,796	138,578	105,314
Return on financial investments held for trading	139,056	184,468	118,499
Remuneration of net sectoral assets (Note 9.2)	121,401	7,278	-
Monetary variation over the Itaipu power purchase	25,198	7,455	8,080
Monetary variation and interest of accounts receivable
related to the concession compensation (Note 11)	20,363	50,271	84,572
Return on financial investments held for sale	16,160	26,658	38,336
Monetary variation and adjust to present value of accounts
payable related to the concession (Note 27.2)	2,122	-	-
Other financial income	58,809	52,859	38,035
	987,340	701,978	660,443
( - ) Financial expenses
Debt charges	751,524	366,686	233,417
Monetary variation and adjust to present value of accounts
payable related to the concession (Note 27.2)	101,072	63,000	68,096
Monetary variation over the Itaipu power purchase	96,162	24,580	18,711
PIS/Pasep/Cofins taxes on interest on capital	42,627	28,404	26,352
Interest on R&D and EEP (Note 26.2)	34,060	23,399	15,225
Other monetary and exchange variations	16,940	7,302	15,838
Interest and monetary variation of CRC transfer (Note 8.1)	-	21,790	-
Other financial expenses	55,913	36,225	13,124
	1,098,298	571,386	390,763
Net	(110,958)	130,592	269,680

34      Operating Segments

The chief operating decision maker of the Group, in charge of allocating funds and assessing the performance of operational segments, are the C-level executives.

34.1      Products and services from which we generate revenues from the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies. The accounting policies of the operating segments are the same as those described used by the Group for the its consolidated financial statements. Segment assets and segment liabilities are determined in the same manner as total consolidated assets and total consolidated liabilities. Segment profit and lossis measured as net income and determined in the same manner as consolidated net income. Transactions between segments are recognized on the same basis as transactions with third parties, i.e., at current market prices. All reconciling items between the total segment amounts and the consolidated amounts represent the elimination of intersegment transactions.

In the years 2015, 2014 and 2013, all sales have been to customers within Brazilian territory, as well as all non-current assets are located in national territory. Consequently, no entity-wide geographic information is presented.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

We have not identified any customer who individually accounts for more than 10% of total consolidated net revenues in the years 2015, 2014 and 2013.

34.2      The Company’s reporting segments

Power generation and transmission (GET) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects (GER) and the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines (TRA).

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services.

Telecommunications (TEL) - this segment comprises telecommunications and general communications services.

GAS - this segment comprises the public service of piped natural gas distribution.

Holding Company (HOL) - this segment comprises participation in other companies

34.3      Assets per reporting segment

ASSETS	GET	DIS	TEL	GAS	HOL	Inter-segment operations	TOTAL
12.31.2015

TOTAL ASSETS	13,730,872	10,715,266	769,317	481,303	3,641,088	(390,189)	28,947,657
CURRENT ASSETS	2,237,784	4,155,554	179,898	103,579	873,169	(616,587)	6,933,397
Cash and cash equivalents	869,397	416,086	122,667	29,321	43,256	-	1,480,727
Bonds and securities	371,992	165	-	-	34,117	-	406,274
Collaterals and escrow accounts	-	1,717	-	151	132	-	2,000
Trade accounts receivable	637,575	2,353,136	25,486	62,125	-	(45,495)	3,032,827
Dividends receivable	93,645	-	-	-	500,266	(553,566)	40,345
CRC transferred to the State Government of Paraná	-	-	-	-	111,663	-	111,663
Net sectoral financial assets	-	910,759	-	-	-	-	910,759
Accounts receivable related to the concession	9,162	-	-	-	-	-	9,162
Other receivables	186,670	272,652	4,278	714	13,261	(2,686)	474,889
Inventories	26,773	89,343	12,784	2,118	-	-	131,018
Income Tax and Social Contribution	66	20,592	10,864	7,088	155,634	-	194,244
Other noncurrent recoverable taxes	15,337	49,988	3,768	1,632	-	-	70,725
Prepaid expenses	27,167	21,634	51	430	-	-	49,282
Related parties	-	19,482	-	-	14,840	(14,840)	19,482
NON-CURRENT ASSETS	11,493,088	6,559,712	589,419	377,724	2,767,919	226,398	22,014,260
Long Term Assets	1,568,330	1,426,826	59,031	71,016	2,016,463	(189,874)	4,951,792
Bonds and securities	83,361	1,289	-	6,467	-	-	91,117
Collaterals and escrow accounts	-	86,137	-	-	-	-	86,137
Trade accounts receivable	2,055	40,676	32,331	-	-	-	75,062
CRC transferred to the State Government of Paraná	-	-	-	-	1,271,579	-	1,271,579
Judicial deposits	60,617	352,712	7,775	31,254	267,569	-	719,927
Net sectoral financial assets	-	134,903	-	-	-	-	134,903
Accounts receivable related to the concession	920,673	424,140	-	13,638	-	-	1,358,451
Accounts receivable related to the concession compensation	219,556	-	-	-	-	-	219,556
Other receivables	12,531	19,083	-	-	-	-	31,614
Income Tax and Social Contribution	573	14,969	-	-	79,144	-	94,686
Other noncurrent recoverable taxes	61,460	45,765	5,662	-	15	-	112,902
Deferred income tax and social contribution	96,724	307,152	13,263	19,504	100,919	-	537,562
Prepaid expenses	25,340	-	-	153	-	-	25,493
Related parties	85,440	-	-	-	297,237	(189,874)	192,803
Investments	1,517,582	1,374	-	-	705,754	-	2,224,710
Property, plant and equipment	8,138,199	-	512,068	-	42,415	-	8,692,682
Intangible Assets	268,977	5,131,512	18,320	306,708	3,287	416,272	6,145,076

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	GET	DIS	TEL	GAS	HOL	Inter-segment operations	TOTAL
12.31.2014

TOTAL ASSETS	12,320,940	9,023,699	589,547	634,221	3,298,816	(249,081)	25,618,142
CURRENT ASSETS	2,131,116	2,638,378	64,482	323,872	648,011	(587,683)	5,218,176
Cash and cash equivalents	415,431	160,417	5,820	99,424	59,039	-	740,131
Bonds and securities	458,960	3	-	-	152	-	459,115
Collaterals and escrow accounts	2,200	38	-	1,695	9,564	-	13,497
Trade accounts receivable	761,306	1,387,792	33,295	182,491	-	(186,068)	2,178,816
Dividends receivable	34,850	-	-	-	389,739	(398,257)	26,332
CRC transferred to the State Government of Paraná	-	-	-	-	94,579	-	94,579
Net sectoral financial assets	-	609,298	-	-	-	-	609,298
Accounts receivable related to the concession	7,430	-	-	-	-	-	7,430
Accounts receivable related to the concession compensation	301,046	-	-	-	-	-	301,046
Other receivables	97,219	302,782	3,494	359	12,886	(922)	415,818
Inventories	29,389	101,399	17,684	2,150	-	-	150,622
Income Tax and Social Contribution	2,084	18,814	667	3,950	79,559	-	105,074
Other noncurrent recoverable taxes	17,638	41,642	3,464	33,541	-	-	96,285
Prepaid expenses	3,562	16,193	58	262	58	-	20,133
Related parties	1	-	-	-	2,435	(2,436)	-
NON-CURRENT ASSETS	10,189,824	6,385,321	525,065	310,349	2,650,805	338,602	20,399,966
Long Term Assets	1,126,660	5,169,397	65,448	40,343	1,944,744	(85,120)	8,261,472
Bonds and securities	130,137	2,073	-	-	-	-	132,210
Collaterals and escrow accounts	-	56,956	-	-	-	-	56,956
Trade accounts receivable	3,795	41,859	30,042	-	-	-	75,696
CRC transferred to the State Government of Paraná	-	-	-	-	1,249,529	-	1,249,529
Judicial deposits	53,119	398,877	5,499	4,779	273,979	-	736,253
Net sectoral financial assets	-	431,846	-	-	-	-	431,846
Accounts receivable related to the concession	623,591	3,792,476	-	1,920	-	-	4,417,987
Accounts receivable related to the concession compensation	160,217	-	-	-	-	-	160,217
Advances to suppliers	54,428	517	-	3,068	-	-	58,013
Other receivables	7,999	18,382	-	627	303	-	27,311
Income Tax and Social Contribution	545	13,875	-	-	114,195	-	128,615
Other noncurrent recoverable taxes	50,410	52,486	6,022	14,563	-	-	123,481
Deferred income tax and social contribution	28,674	360,050	23,885	15,211	98,226	-	526,046
Prepaid expenses	-	-	-	175	-	-	175
Related parties	13,745	-	-	-	208,512	(85,120)	137,137
Investments	998,007	1,374	-	-	660,769	-	1,660,150
Property, plant and equipment	7,818,268	-	443,690	-	42,230	-	8,304,188
Intangible Assets	246,889	1,214,550	15,927	270,006	3,062	423,722	2,174,156

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.4      Liabilities per reporting segment

LIABILITIES	GET	DIS	TEL	GAS	HOL	Inter-segment operations	TOTAL
12.31.2015

TOTAL LIABILITIES	13,730,872	10,715,266	769,317	481,303	3,641,088	(390,189)	28,947,657
CURRENT LIABILITIES	2,119,270	2,653,747	45,203	137,886	450,478	(617,466)	4,789,118
Payroll, social charges and accruals	54,766	158,281	20,105	7,063	18,186	-	258,401
Related parties	14,392	-	-	-	447	(14,839)	-
Suppliers	560,382	988,683	11,062	98,100	3,073	(48,174)	1,613,126
Income Tax and Social Contribution	246,284	65,632	-	-	-	-	311,916
Other taxes due	113,345	182,658	3,833	7,858	33,254	-	340,948
Loans and financing	140,602	101,141	5,914	-	61,788	(887)	308,558
Debentures	359,885	523,967	1,778	18,878	19,497	-	924,005
Dividends payable	446,309	133,950	-	5,479	313,835	(553,566)	346,007
Post employment benefits	11,041	30,722	1,521	-	39	-	43,323
Customer charges due	16,036	261,422	-	-	-	-	277,458
Research and Development and Energy Efficiency	54,357	113,524	-	-	-	-	167,881
Accounts Payable related to concession	61,786	-	-	-	-	-	61,786
Other accounts payable	40,085	93,767	990	508	359	-	135,709
NON-CURRENT LIABILITIES	4,733,746	2,457,846	227,140	47,696	2,313,455	(205,822)	9,574,061
Related parties	53,909	-	11,900	-	36,459	(102,268)	-
Suppliers	5,923	-	-	-	-	-	5,923
Tax liabilities	171,531	79,343	4,765	-	1,634	-	257,273
Deferred income tax and social contribution	214	-	-	-	-	-	214
Loans and financing	2,110,291	770,722	21,624	-	969,412	(103,547)	3,768,502
Debentures	1,066,201	499,411	160,380	37,341	996,590	-	2,759,923
Post employment benefits	152,831	365,049	19,849	4,221	9,387	-	551,337
Research and Development and Energy Efficiency	66,671	164,441	-	-	-	-	231,112
Accounts Payable related to concession	473,879	-	-	-	-	-	473,879
Other accounts payable	16,107	-	-	5,409	9,453	(7)	30,962
Provisions for legal claims	616,189	578,880	8,622	725	290,520	-	1,494,936
EQUITY	6,877,856	5,603,673	496,974	295,721	877,155	433,099	14,584,478
Attributable to controlling shareholders	6,877,856	5,603,673	496,974	295,721	877,155	94,349	14,245,728
Attributed to non-controlling interest						338,750	338,750

LIABILITIES	GET	DIS	TEL	GAS	HOL	Inter-segment operations	TOTAL
12.31.2014

TOTAL LIABILITIES	12,320,940	9,023,699	589,547	634,221	3,298,816	(249,081)	25,618,142
CURRENT LIABILITIES	1,947,686	1,908,606	85,705	286,277	426,646	(599,527)	4,055,393
Payroll, social charges and accruals	51,248	160,423	20,189	6,044	14,714	-	252,618
Related parties	511	-	-	-	13,173	(13,684)	-
Suppliers	656,110	843,512	19,733	252,541	2,299	(186,990)	1,587,205
Income Tax and Social Contribution	307,439	-	-	-	2,442	-	309,881
Other taxes due	43,239	77,572	6,682	3,915	5,921	-	137,329
Loans and financing	107,497	405,235	5,737	-	349,753	(596)	867,626
Debentures	390,822	20,088	-	5,134	15,447	-	431,491
Dividends payable	242,488	124,791	31,300	15,545	3,824	(398,257)	19,691
Post employment benefits	9,538	26,548	1,313	-	5	-	37,404
Customer charges due	6,791	16,442	-	-	-	-	23,233
Research and Development and Energy Efficiency	46,679	129,293	-	-	-	-	175,972
Accounts Payable related to concession	54,955	-	-	-	-	-	54,955
Other accounts payable	30,369	104,702	751	3,098	19,068	-	157,988
NON-CURRENT LIABILITIES	3,209,935	2,785,518	86,685	69,918	1,938,089	(210,176)	7,879,969
Related parties	114,081	-	-	-	25,494	(139,575)	-
Suppliers	14,249	3,376	-	-	-	-	17,625
Tax liabilities	18,635	63,952	3,673	-	869	-	87,129
Deferred income tax and social contribution	15,218	-	-	-	-	-	15,218
Loans and financing	1,518,027	517,804	27,431	-	608,663	(70,601)	2,601,324
Debentures	111,550	998,949	-	48,420	995,038	-	2,153,957
Post employment benefits	218,812	576,575	50,277	4,844	10,706	-	861,214
Research and Development and Energy Efficiency	58,009	101,783	-	-	-	-	159,792
Accounts Payable related to concession	436,772	-	-	-	-	-	436,772
Other accounts payable	306	-	-	-	-	-	306
Provisions for legal claims	704,276	523,079	5,304	16,654	297,319	-	1,546,632
EQUITY	7,163,319	4,329,575	417,157	278,026	934,081	560,622	13,682,780
Attributable to controlling shareholders	7,163,319	4,329,575	417,157	278,026	934,081	208,531	13,330,689
Attributed to non-controlling interest						352,091	352,091

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.5      Statement of income per reporting segment

STATEMENT OF INCOME	GET		DIS	TEL	GAS	HOL	Inter-segment operations	Total
12.31.2015	GER	TRA
NET OPERATING REVENUES	4,264,197	501,387	9,580,830	272,247	1,390,786	-	(1,281,316)	14,728,131
Supply of electric power - third-parties	565,378	-	5,181,542	-	-	-	-	5,746,920
Supply of electric power - between segments	-	-	4,439	-	-	-	(4,439)	-
Electricity sales to final customers - third-parties	3,386,095	-	321,346	-	-	-	-	3,707,441
Electricity sales to final customers - between segments	284,649	-	-	-	-	-	(284,649)	-
Use of the main distribution and transmission grid - third-parties	-	183,758	2,204,747	-	-	-	-	2,388,505
Use of the main distribution and transmission grid - between segments	-	68,557	15,701	-	-	-	(84,258)	-
Construction income	-	232,567	896,924	-	66,833	-	-	1,196,324
Telecommunications services - third-parties	-	-	-	209,927	-	-	-	209,927
Telecommunications services - between segments	-	-	-	28,382	-	-	(28,382)	-
Distribution of piped gas - third-parties	-	-	-	-	526,399	-	-	526,399
Distribution of piped gas - between segments	-	-	-	-	797,554	-	(797,554)	-
Sectoral financial assets and liabilities result	-	-	858,170	-	-	-	-	858,170
Other operating revenues - third-parties	2,823	4,126	90,332	(2,836)	-	-	-	94,445
Other operating revenues - between segments	25,252	12,379	7,629	36,774	-	-	(82,034)	-
OPERATING COSTS AND EXPENSES	(2,580,045)	(394,015)	(9,516,397)	(203,878)	(1,360,357)	(138,672)	1,281,426	(12,911,938)
Energy purchased for resale	(309,682)	-	(6,007,222)	-	-	-	283,988	(6,032,916)
Charges for use of the main transmission grid	(294,660)	-	(706,680)	-	-	-	81,552	(919,788)
Personnel and management	(186,385)	(79,873)	(699,891)	(87,393)	(30,715)	(84,593)	-	(1,168,850)
Pension and healthcare plans	(40,325)	(18,477)	(165,635)	(17,516)	(3,264)	(9,110)	-	(254,327)
Materials and supplies	(12,502)	(3,399)	(55,531)	(2,745)	(1,937)	(588)	-	(76,702)
Raw materials and supplies for generation	(996,679)	-	-	-	-	-	797,356	(199,323)
Natural gas and supplies for gas business	-	-	-	-	(1,176,090)	-	-	(1,176,090)
Third party services	(184,228)	(20,476)	(353,773)	(35,900)	(20,282)	(15,472)	110,628	(519,503)
Depreciation and amortization	(369,778)	(3,399)	(243,645)	(31,510)	(21,532)	(6,608)	-	(676,472)
Provision (reversal) for litigations	89,726	35,061	(164,615)	(3,742)	(7,744)	2,813	-	(48,501)
Provision (reversal) for impairment of assets	66,029	-	-	-	-	-	-	66,029
Other provisions and reversals	(122,700)	-	(104,121)	(987)	(549)	(7)	7	(228,357)
Construction cost	-	(287,247)	(896,924)	-	(66,833)	-	-	(1,251,004)
Other operating costs and expenses	(218,861)	(16,205)	(118,360)	(24,085)	(31,411)	(25,107)	7,895	(426,134)
EQUITY IN EARNINGS OF INVESTEES	-	22,853	-	-	-	69,692	-	92,545
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	1,684,152	130,225	64,433	68,369	30,429	(68,980)	110	1,908,738
Financial income	114,767	33,198	571,651	5,939	15,656	248,350	(2,221)	987,340
Financial expenses	(414,791)	(9,583)	(340,439)	(6,459)	(13,898)	(315,252)	2,124	(1,098,298)
OPERATING PROFIT	1,384,128	153,840	295,645	67,849	32,187	(135,882)	13	1,797,780
Income Tax and Social Contribution	(392,507)	(30,966)	(89,591)	(13,205)	(9,119)	3,159	-	(532,229)
NET INCOME	991,621	122,874	206,054	54,644	23,068	(132,723)	13	1,265,551

STATEMENT OF INCOME	GET		DIS	TEL	GAS	HOL	Inter-segment Operantions	Total
12.31.2014 - Restated	GER	TRA
NET OPERATING REVENUES	4,930,654	413,348	8,347,036	213,163	1,748,045	3	(1,733,732)	13,918,517
Supply of electric power for third-parties	513,239	-	3,857,914	-	-	-	-	4,371,153
Supply of electric power among segments	-	-	2,547	-	-	-	(2,547)	-
Electricity sales to final customers - third-parties	4,073,140	-	297,652	-	-	-	-	4,370,792
Electricity sales to final customers - between segments	303,115	-	-	-	-	-	(303,115)	-
Use of the main distribution and transmission grid - third-parties	-	136,830	2,100,640	-	-	-	-	2,237,470
Use of the main distribution and transmission grid - between segment	-	60,733	13,223	-	-	-	(73,956)	-
Construction income	-	206,150	991,356	-	81,504	-	-	1,279,010
Telecommunications services to third-parties	-	-	-	165,461	-	-	-	165,461
Telecommunications services between segments	-	-	-	29,763	-	-	(29,763)	-
Distribution of piped gas	-	-	-	-	391,285	-	-	391,285
Distribution of piped gas - third-parties	-	-	-	-	1,273,301	-	(1,273,301)	-
Sectoral financial assets and liabilities result	-	-	1,033,866	-	-	-	-	1,033,866
Other operating revenues from third-parties	7,475	9,635	48,428	1,984	1,955	3	-	69,480
Other operating revenues betw een segments	33,685	-	1,410	15,955	-	-	(51,050)	-
OPERATING COSTS AND EXPENSES	(3,996,428)	(392,187)	(7,740,651)	(137,404)	(1,664,860)	(153,758)	1,733,855	(12,351,433)
Energy purchased for resale	(496,887)	-	(4,886,909)	-	-	-	303,202	(5,080,594)
Charges for use of the main transmission grid	(247,126)	-	(209,066)	-	-	-	71,346	(384,846)
Personnel and management	(154,803)	(77,138)	(633,236)	(62,069)	(25,892)	(99,673)	-	(1,052,811)
Pension and healthcare plans	(38,291)	(14,136)	(126,961)	(8,507)	(2,093)	(11,554)	-	(201,542)
Materials and supplies	(13,184)	(3,864)	(53,918)	(1,551)	(1,410)	(508)	-	(74,435)
Raw materials and supplies for generation	(1,424,147)	-	-	-	-	-	1,273,299	(150,848)
Natural gas and supplies for gas business	-	-	-	-	(1,469,842)	-	-	(1,469,842)
Third party services	(150,061)	(20,370)	(289,717)	(21,530)	(19,374)	(7,707)	84,295	(424,464)
Depreciation and amortization	(354,596)	(7,990)	(221,401)	(28,277)	(16,921)	(758)	-	(629,943)
Provision (reversal) for litigations	(112,489)	(37,642)	(135,219)	(2,013)	(15,864)	(20,584)	-	(323,811)
Provision (reversal) for impairment of assets	(807,281)	-	-	-	-	-	-	(807,281)
Other provisions and reversals	(21,579)	-	(49,988)	(1,023)	-	-	-	(72,590)
Construction cost	-	(213,042)	(991,356)	-	(81,504)	-	-	(1,285,902)
Other operating costs and expenses	(175,984)	(18,005)	(142,880)	(12,434)	(31,960)	(12,974)	1,713	(392,524)
EQUITY IN EARNINGS OF INVESTEES	-	67,419	-	-	-	92,536	-	159,955
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	934,226	88,580	606,385	75,759	83,185	(61,219)	123	1,727,039
Financial income	139,117	81,880	268,605	4,508	7,008	202,650	(1,790)	701,978
Financial expenses	(127,471)	(649)	(204,037)	(1,586)	(5,176)	(234,132)	1,665	(571,386)
OPERATING PROFIT	945,872	169,811	670,953	78,681	85,017	(92,701)	(2)	1,857,631
Income Tax and Social Contribution	(185,716)	(25,877)	(233,089)	(20,097)	(24,651)	(32,586)	-	(522,016)
NET INCOME	760,156	143,934	437,864	58,584	60,366	(125,287)	(2)	1,335,615

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME	GET		DIS	TEL	GAS	HOL	Inter-segment operations	Total
12.31.2013 - Restated	GER	TRA
NET OPERATING REVENUES	2,748,220	296,179	5,961,575	187,792	423,014	-	(436,566)	9,180,214
Supply of electric power for third-parties	460,845	-	2,883,804	-	-	-	-	3,344,649
Supply of electric power among segments	-	-	2,193	-	-	-	(2,193)	-
Electricity sales to final customers - third-parties	1,832,207	-	100,055	-	-	-	-	1,932,262
Electricity sales to final customers - between segments	311,242	-	-	-	-	-	(311,242)	-
Use of the main distribution and transmission grid - third-parties	-	94,785	1,934,191	-	-	-	-	2,028,976
Use of the main distribution and transmission grid - between segment	-	57,090	13,115	-	-	-	(70,205)	-
Construction income	-	136,536	898,606	-	40,999	-	-	1,076,141
Telecommunications services to third-parties	-	-	-	141,315	-	-	-	141,315
Telecommunications services between segments	-	-	-	39,895	-	-	(39,895)	-
Distribution of piped gas	-	-	-	-	368,620	-	-	368,620
Other operating revenues from third-parties	137,140	7,768	128,278	1,670	13,395	-	-	288,251
Other operating revenues betw een segments	6,786	-	1,333	4,912	-	-	(13,031)	-
OPERATING COSTS AND EXPENSES	(1,321,945)	(327,808)	(6,294,166)	(127,264)	(402,030)	(20,303)	436,520	(8,056,996)
Energy purchased for resale	(128,736)	-	(3,508,234)	-	-	-	311,242	(3,325,728)
Charges for use of the main transmission grid	(227,325)	-	(249,465)	-	-	-	69,473	(407,317)
Personnel and management	(178,147)	(96,379)	(723,734)	(57,703)	(21,366)	(19,018)	-	(1,096,347)
Pension and healthcare plans	(34,879)	(12,599)	(118,211)	(7,738)	(1,387)	(1,382)	-	(176,196)
Materials and supplies	(12,736)	(3,610)	(50,531)	(1,312)	(2,268)	(21)	-	(70,478)
Raw materials and supplies for generation	(27,187)	-	-	-	-	-	-	(27,187)
Natural gas and supplies for gas business	-	-	-	-	(295,671)	-	-	(295,671)
Third party services	(128,000)	(18,185)	(292,644)	(18,437)	(17,439)	(4,815)	56,061	(423,459)
Depreciation and amortization	(351,228)	(2,362)	(205,110)	(27,968)	(15,780)	(755)	-	(603,203)
Provision (reversal) for litigations	(67,482)	(29,477)	(78,535)	(3,054)	(40)	26,765	-	(151,823)
Provision (reversal) for impairment of assets	-	-	-	-	-	-	-	-
Other provisions and reversals	(7,168)	-	(39,698)	(866)	-	-	-	(47,732)
Construction cost	-	(148,670)	(898,606)	-	(40,999)	-	-	(1,088,275)
Other operating costs and expenses	(159,057)	(16,526)	(129,398)	(10,186)	(7,080)	(21,077)	(256)	(343,580)
EQUITY IN EARNINGS OF INVESTEES	-	12,046	-	-	-	101,560	-	113,606
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	1,426,275	(19,583)	(332,591)	60,528	20,984	81,257	(46)	1,236,824
Financial income	65,956	102,212	460,645	5,324	4,984	114,524	(93,202)	660,443
Financial expenses	(124,403)	(1,961)	(242,338)	(2,246)	(541)	(112,524)	93,250	(390,763)
OPERATING PROFIT	1,367,828	80,668	(114,284)	63,606	25,427	83,257	2	1,506,504
Income Tax and Social Contribution	(372,504)	(18,693)	35,775	(15,874)	(6,942)	(26,831)	-	(405,069)
NET INCOME	995,324	61,975	(78,509)	47,732	18,485	56,426	2	1,101,435

34.6      Additions to long-lived asset per reporting segment

	GET		DIS	TEL	GAS	HOL	Total
12.31.2015	GER	TRA
Property, plant and equipment
Additions	724,538	-	-	100,998	-	186	825,722
Reversal of provisions	56,405	-	-	-	-	-	56,405
	780,943	-	-	100,998	-	186	882,127
Intangible Assets
Additions	285	5,058	888,906	4,427	69,592	534	968,802

	GET		DIS	TEL	GAS	HOL	Total
12.31.2014	GER	TRA
Property, plant and equipment
Additions	1,383,964	-	-	102,929	-	(29,738)	1,457,155
Provisions	(807,281)	-	-	-	-	-	(807,281)
	576,683	-	-	102,929	-	(29,738)	649,874
Intangible Assets
Additions	138	3,051	1,026,632	4,572	79,121	141,056	1,254,570

	GET		DIS	TEL	GAS	HOL	Total
12.31.2013	GER	TRA
Property, plant and equipment
Additions	347,207	-	-	72,991	-	29	420,227
	347,207	-	-	72,991	-	29	420,227
Intangible Assets
Additions	928	2,113	977,078	1,105	42,130	275,719	1,299,073

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35      Financial instruments

35.1      Category and value of financial instruments

				12.31.2015	12.31.2014
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss - held for trading
Trading securities
Cash and cash equivalents (a)	5	1	1,480,727	1,480,727	740,131	740,131
Derivative financial instruments (b)	6	1	2,565	2,565	52,804	52,804
Derivative financial instruments (b)	6	2	333,649	333,649	288,563	288,563
			1,816,941	1,816,941	1,081,498	1,081,498
Loans and receivables
Collaterals and escrow accounts STN (c)	22.1		86,137	51,414	56,956	39,252
Pledges and restricted deposits linked (a)			2,000	2,000	13,497	13,497
Trade accounts receivable (a)	7		3,107,889	3,107,889	2,254,512	2,254,512
CRC Transferred to the State Government of Paraná (d)	8		1,383,242	1,343,497	1,344,108	1,376,932
Net sectoral financial assets (a)	9		1,045,662	1,045,662	1,041,144	1,041,144
Accounts receivable related to the concession (e)	10		943,473	943,473	632,941	632,941
Accounts receivable related to the concession compensation (f)	11		-	-	301,046	302,689
State of Paraná - Government Programs (a)	15.1		187,048	187,048	137,137	137,137
			6,755,451	6,680,983	5,781,341	5,798,104
Available for sale
Accounts receivable related to the concession (g)	10	3	424,140	424,140	3,792,476	3,792,476
Accounts receivable related to the concession compensation (h)	11	3	219,556	219,556	160,217	160,217
Derivative financial instruments (b)	6	1	2,728	2,728	107,232	107,232
Derivative financial instruments (b)	6	2	158,449	158,449	142,726	142,726
Other investments (i)	17	1	17,626	17,626	17,631	17,631
			822,499	822,499	4,220,282	4,220,282
Total financial assets			9,394,891	9,320,423	11,083,121	11,099,884
Financial liabilities
Fair value through profit or loss - held for trading
Trading securities
Other liabilities – derivatives (b)		1	-	-	157	157
			-	-	157	157
Other financial liabilities
Ordinary financing of taxes with the federal tax authorities (c)	13.3		193,739	171,119	-	-
Suppliers (a)	21		1,619,049	1,619,049	1,604,830	1,604,830
Loans and financing (c)	22		4,077,060	3,539,257	3,468,950	3,229,136
Debentures (j)	23		3,683,928	3,683,928	2,585,448	2,585,448
Post employment benefits (k)	24		594,660	594,660	898,618	898,618
Payable related to concession (l)	27		535,665	651,403	491,727	598,493
			10,704,101	10,259,416	9,049,573	8,916,525
Total financial liabilities			10,704,101	10,259,416	9,049,730	8,916,682
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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Determining fair values

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

b)     Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

c)     Calculated based on the cost of the last issue by the Company, 117% of the CDI for discount of the expected payment flow.

d)     The Company based its calculation on the comparison with a noncurrent, long-term and post-fixed National Treasury bond (NTN-B) maturing on August 15, 2024, which yields approximately 7.39% p.y. plus the IPCA inflation index.

e)     Criteria and assumptions disclosed on note 4.3.10.

f)      The accounts receivable related to concession extension, related to the assets, which started operations after May 2000, the expected future cash flow was discounted at the Selic rate.

g)     Criteria and assumptions disclosed on note 4.3.10. The changes held in 2015 are as follows:

Balance as of December 31, 2014	3,792,476
Transfer to intagible - Extension of Copel Distribuição’s Concession	(4,056,355)
Capitalization of intangible assets in progress	511,751
Monetary variations	217,025
Write-offs	(40,757)
Balance as of December 31, 2015	424,140

h)     These accounts receivable are related to assets existing as of May 31, 2000, equivalent to their book values, because the expert report to be analyzed by Aneel has not yet been completed.

i)      Calculated according to price quotes published in an active market or by applying the interest percentage over shareholders' equity for assets with no active market.

j)      Calculated according to the Unit Price Quotation (PU) as of December 31, 2015, obtained from the National Association of Financial Market Institutions (Anbima), net of the financial cost of R$11,479.

k)     Criteria and assumptions disclosed on note 4.9.

l)      Used the rate of 7.74% p.y. as a market reference

35.2      Financial risk management

The Company has a Corporate Risk Management Committee in charge of formulating and tracking risk management policies and assisting the Audit Committee to ensure a good management of resources and the protection and appreciation of its assets.

The Company's business activities are exposed to the following risks arising from financial instruments:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.2.1     Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or financial instrument counterparty, resulting from failure in complying with contract obligations.

Exposure to credit risk	12.31.2015	12.31.2014
Cash and cash equivalents (a)	1,480,727	740,131
Derivative financial instruments (a)	497,391	591,325
Pledges and restricted deposits linked (a)	88,137	70,453
Trade accounts receivable (b)	3,107,889	2,254,512
CRC Transferred to the State Government of Paraná (c)	1,383,242	1,344,108
Net sectoral financial assets (d)	1,045,662	1,041,144
Accounts receivable related to the concession (e)	1,367,613	4,425,417
Accounts receivable related to the concession compensation (f)	219,556	160,217
State of Paraná - Government Programs (g)	187,048	137,137
	9,377,265	10,764,444

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

d)     The Management believes to have greatly reduced the risk of this credit, since the contracts that have been executed ensure the unconditional right to receive cash at the end of the concession to be paid by the Granting Authority, relating to costs not recovered through tariff.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ANEEL published Regulatory Resolution No. 596/2013 that sets criteria to calculate the New Replacement Value (VNR) of the concession generation assets for indemnification purposes. Although the Concession Authority has not yet disclosed the way the ROA will be paid and the approval of the investments made by the Company remains uncertain, management expects that the Company will be reimbursed for these assets, which shows the recoverability of the balances recognized on December 31, 2015.

g)     Management considers greatly reduced the risk of this credit since these are specific programs with the State Government, to highlight the “Luz Fraterna” program (Note 36.a)

35.2.2     Liquidity risk

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year. From 2018, 2017 indicators are repeated through the forecast period, except for the US dollar, which follows the US inflation rate.

		Less than	1 to 3	3 months		Over	Total
	Interest (a)	1 month	months	to 1 year	1 to 5 years	5 years	liabilities
12.31.2015
Loans and financing (b)	Note 22	78,969	86,071	473,032	3,546,135	2,023,379	6,207,586
Debentures (b)	Note 23	6,277	13,735	1,313,062	3,485,797	205,515	5,024,386
Derivatives	Future inter-bank rate	-	-	-	-	-	-
Payable related to concession	Rate of return +
use of public property (c)	IGP-M and IPCA	4,978	9,958	46,687	287,316	2,001,514	2,350,453
Eletrobrás - Itaipu	Dollar	-	210,867	988,015	5,774,563	5,047,764	12,021,209
Other suppliers	-	1,138,130	228,200	230,316	22,403	-	1,619,049
Purchase obligations (d)	IGP-M and IPCA	-	1,278,480	3,629,110	21,371,882	112,292,091	138,571,563
Ordinary financing of taxes
with the federal tax authorities (c)	Selic	3,764	7,641	36,228	191,659	-	239,292
Post-employment benefits	8.94%	38,097	76,193	342,870	1,709,345	4,684,336	6,850,841
		1,270,215	1,911,145	7,059,320	36,389,100	126,254,599	172,884,379
12.31.2014
Loans and financing (b)	Note 22	75,379	45,403	971,506	2,185,629	2,051,937	5,329,854
Debentures (b)	Note 23	4,939	10,966	692,433	2,680,345	-	3,388,683
Derivatives	Future inter-bank rate	157	-	-	-	-	157
Payable related to concession	Rate of return +
use of public property (c)	IGP-M and IPCA	4,590	9,181	42,144	257,665	2,006,107	2,319,687
Eletrobrás - Itaipu	Dollar	-	205,030	958,725	4,152,843	5,010,440	10,327,038
Other suppliers	-	1,111,742	269,075	94,811	32,114	-	1,507,742
Purchase obligations (d)	IGP-M and IPCA	-	899,187	3,666,194	19,924,273	93,096,613	117,586,267
Post-employment benefits	8.53%	38,322	76,645	344,902	1,797,468	5,690,070	7,947,407
		1,235,129	1,515,487	6,770,715	31,030,337	107,855,167	148,406,835
(a) Effective interest rate - weighted average.
(b) Includes interest as agreed under relevant agreements.
(c) Includes interest and applicable monetary restatements.
(d) Includes monetary restatements as agreed under relevant agreements.

As disclosed in notes 22.5 and 23.3, the Company has loans and financing agreements and debentures with covenants that if breached may have its payment accelerated.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of December 31, 2015 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$4.38) estimated as market average projections for 2016 according to the Focus Report issued by the Brazilian Central Bank as of February 5, 2015. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

		Baseline	Projected scenarios - Dec.2016
Foreign exchange risk	Risk	12.31.2015	Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts - STN	USD depreciation	86,137	10,483	(13,672)	(37,827)
.		86,137	10,483	(13,672)	(37,827)
Financial liabilities
Loans and financing
STN	USD appreciation	(104,434)	(12,709)	(41,995)	(71,281)
Suppliers
Eletrobrás (Itaipu)	USD appreciation	(284,651)	(34,641)	(114,464)	(194,287)
Petrobras (acquisition of gas by Compagás)	USD appreciation	(87,384)	(10,634)	(35,139)	(59,643)
		(476,469)	(57,984)	(191,598)	(325,211)

In addition to the sensitivity analysis, the Company evaluates its financial instruments considering the possible effects on profit and loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2015, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or increase financial.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The baseline takes into account the existing balances in each account as of December 31, 2015 and the likely scenario takes into account the indicators:

•         Cash and cash equivalents, bonds and securities, collaterals and escrow accounts: projected CDI/Selic rate of 15.77% based on the LTN reference rate, maturing on January 1, 2017 as disclosed by Bovespa on December 30, 2015;

•         CRC transferred to the State Government of Paraná, net sectorial financial assets, accounts receivable related to the concession, accounts receivable related to the concession extension and financial liabilities: CDI/Selic of 14.26%, IPCA of 7.36%, IGP-DI of 6.66%, IGP-M of 6.85% and TJLP of 7.50%, estimated as market average projections for 2016 according to the Focus Report issued by the Central Bank of Brazil as of February 5, 2016.

For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

.		Baseline	Projected scenarios - Dec.2016
Interest rate risk and monetary variation	Risk	12.31.2015	Probable	Adverse	Remote
.
Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	1,313,003	207,945	155,980	104,023
Bonds and securities	Low CDI/SELIC	497,391	78,773	59,089	39,405
Collaterals and escrow accounts	Low CDI/SELIC	2,000	317	238	158
CRC transferred to the State Government of Paraná	Low IGP-DI	1,383,242	92,124	69,093	46,062
Net sectoral financial assets	Low Selic	1,045,662	149,111	111,834	74,556
Accounts receivable related to the concession	Low IPCA	1,367,613	100,656	75,492	50,328
Accounts receivable related to the concession compensation	Undefined (a)	219,556	-	-	-
State of Paraná - Government Programs	No risk	187,048	-	-	-
		6,015,515	628,926	471,726	314,532
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,521,350)	(216,945)	(271,181)	(325,417)
Eletrobrás - Finel	High IGP-M	(16,980)	(233)	(291)	(349)
Eletrobrás - RGR	No risk (b)	(64,652)	-	-	-
Caixa Econômica Federal	No risk (b)	(5,307)	-	-	-
Finep	High TJLP	(27,538)	(2,065)	(2,582)	(3,098)
BNDES	High TJLP	(1,701,758)	(127,632)	(159,540)	(191,448)
Promissory notes	High CDI	(496,694)	(70,829)	(88,536)	(106,243)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(138,347)	(10,376)	(12,970)	(15,564)
Debentures	High CDI	(3,627,709)	(517,311)	(646,639)	(775,967)
Debentures - Compagás	High TJLP	(56,219)	(4,216)	(5,271)	(6,325)
Ordinary financing of taxes with the federal tax authorities	High Selic	(193,739)	(27,627)	(34,534)	(41,441)
.		(7,850,293)	(977,234)	(1,221,544)	(1,465,852)
(a) Risk assessment still requires ruling by the Granting Authority.
(b) Loan indexed to UFIR.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.2.4     Hydrological risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs, at critical levels, increasing the risk of power storages. In this scenario, any impacts on electricity consumption can result in losses due to reduced revenues.

Main hydrographic basins of the country, where Southeast/Center-West and Northeast reservoirs are located, have been subject to adverse climate situations in recent years, leading agencies responsible for this industry to adopt water resources optimization measures to guarantee full compliance with load.

However, regarding short-term risk, the Electric Power Industry Monitoring Committee - CMSE has been reporting a balance between energy supply and demand, and indices have been kept within safety margins. The same position is adopted by ONS regarding the risk of deficit in the medium term, as stated in the 2015-2019 Energy Operation Plan.

Although dam storage levels are not ideal, from the standpoint of regulatory agencies, when combined with other variables they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council - CNPE (maximum risk of 5%) for the 2015-2019 time frame in all subsystems.

35.2.5     Risk of non-renewal of concessions

Law No. 12,783/2013 ruled the extension of energy generation, transmission and distribution concessions covered by articles 17, 19 and 22 of Law No. 9,074/2015. However, extension is permitted after express acceptance of conditions of that Law, such as: i) revenue determined according to criteria established by Aneel; ii) change from price remuneration to tariff calculated by Aneel for each plant; iii) allocation of plant energy and capacity physical guarantee shares to concessionaires and permittees of distribution public utilities; iv) submission to service quality standards defined by Aneel; and v) agreement with values established as indemnity of assets related to concession.

Concessions of hydroelectric power generation, electric power transmission and distribution may be extended at the discretion of Concession Grantor, one single time, for the period of up to 30 years. However, for concessions of thermoelectric power generation, extension period is limited to 20 years.

Current regulation also defined that the concessionaire has a period to request extension of concession of up to 60 months before final contract date or after granting of hydroelectric power generation plants, and of up to 24 months for thermoelectric plants.

It is also defined that, if the concessionaire opts to extend its concession, Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date, and may also define initial tariff.

In the horizon of next five years, that is, up to 2020, and with premises of current law, Copel Geração e Transmissão must opt or not to extend its generation concessions TPP Figueira, HPP Governador Bento Munhoz da Rocha Netto (Foz do Areia) and HPP São Jorge up to March 26, 2017, September 17, 2018 and December 3, 2019, respectively. These plants represent a Physical Guarantee of an average 587.8 MW.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company will make analyses in the future to decide on whether or not concessions should be extended in view of conditions imposed by the Concession Grantor, aiming at preserving its profitability levels.

In case extension is not brought forward, Concession Grantor will open a tender bid process for concessions of the auction or competition type, for up to 30 years, considering, for tender bid judgment, the lowest tariff value and the highest offer to pay grant bonus.

Pursuant to the terms of Concession Agreement amendment No. 46/1999 of Copel Distribuição (note 10.2), concession was extended, provided that quality and efficiency parameters for provision of distribution services are met, measured by indicators that consider duration and frequency of service interruptions (DECi and FECi) and efficiency in the Company’s economic and financial management.

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

The Company monitors capital by using an index represented by adjusted net debt divided by adjusted EBITDA, as presented below. Corporate goal established in strategic planning provides for maintenance of index below 3.5.

Capital management	12.31.2015	12.31.2014
Loans and financing	4,077,060	3,468,950
Debentures	3,683,928	2,585,448
Ordinary financing of taxes with the federal tax authorities	193,739	-
Endorsment and securities	1,282,290	809,073
(-) Cash and cash equivalents	(1,480,727)	(740,131)
(-) Derivative financial instruments	(408,274)	(472,612)
Collaterals and escrow accounts	2,000	13,497
(-) Derivative financial instruments - held for sale	(43,138)	(83,098)
(-) Security deposit – External debt renegotiation (STN Debt Guarantee)	(86,137)	(56,956)
Adjusted net debt	7,220,741	5,524,171
Net income	1,265,551	1,335,615
Deferred IRPJ and CSLL	(165,794)	(225,853)
Provision for IRPJ and CSLL	698,023	747,869
Financial expenses (income), net	110,958	(130,592)
Depreciation and amortization	676,472	629,943
Equity in earnings of investees	(92,545)	(159,955)
Adjusted Ebitda	2,492,665	2,197,027
Adjusted net debt / Adjusted Ebitda	2.90	2.51

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The equity indebtedness is shown below:

Indebtedness	12.31.2015	12.31.2014
Loans and financing	4,077,060	3,468,950
Debentures	3,683,928	2,585,448
(-) Cash and cash equivalents	1,480,727	740,131
(-) Derivative financial instruments	406,274	459,115
Net debt	5,873,987	4,855,152
Equity	14,584,478	13,682,780
Equity indebtedness	0.40	0.35

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

36      Related Party Transactions

		Assets		Liabilities		Income (loss)
Related parties / Nature of operation	12.31.2015	12.31.2014	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Controlling shareholder
State of Paraná
Dividends payable	-	-	96,691	-	-	-
"Luz Fraterna" Program (a)	181,348	139,817	-	-	-	-
2014 World Cup construction work (Note 15.1.2)	14,267	-	-	-	-	-
Morar Bem Paraná Program (Note 15.1.3)	19,482	-	-	-	19,482	-
Remuneration and employ social security charges assigned (b)	407	908	-	-	-	-
Telecommunication services (c)	42,634	39,489	-	-	29,456	27,779
.
Entities with significant influence
BNDES and BNDESPAR (d)
Financing (Note 22)	-	-	1,701,758	1,526,141	(120,948)	(79,304)
Debentures - Compagás (Note 23)	-	-	56,219	53,554	(3,347)	(746)
Dividends payable	-	-	70,722	-	-	-

Joint ventures
Dominó Holdings - dividends	9,067	4,072	-	-	-	-

Costa Oeste Transmissora de Energia
Operating and maintenance services (e)	-	48	-	-	726	247
Basic and connecting network (f) (g)	-	-	24	40	(3,577)	(784)
Dividends	1,783	313	-	-	-	-

Marumbi Transmissora de Energia
Basic network (g)	-	-	9	-	(148)	-
Engineering services (h)	-	-	-	-	1,264	1,654
Dividends	3,101	2,211	-	-	-	-
					-
Caiuá Transmissora de Energia
Basic and connecting network (f) (g)	-	-	154	354	(14,270)	(3,976)
Engineering services (h)	-	-	-	-	914	-
Dividends	2,634	566	-	-	-	-

Integração Maranhense Transmissora
Basic network (g)	-	-	-	5	(995)	(14)
Dividends	4,476	227	-	-	-	-

Transmissora Sul Brasileria de Energia
Basic network (g)	-	-	-	23	(1,586)	(533)
Dividends	-	665	-	-	-	-

Matrinchã Transmissora de Energia
Basic network (g)	-	-	55	-	(214)	-
Dividends	8,115	8,116	-	-	-	-

Guaraciaba Transmissora de Energia	3,930	3,930	-	-	-	-

Associates
Dona Francisca Energética S.A. (i)	-	-	1,304	6,538	(30,556)	(81,342)
.
Foz do Chopim Energética Ltda. (j)	-	155	-	-	1,856	1,827

Sercomtel S.A. Telecomunicações (k)	236	-	-	-	708	735
.
Companhia de Saneamento do Paraná
Treated water, sewage collection and treatment	-	-	3	4	(1,409)	(1,269)
Use of water from Represa do Alagado	-	72	-	-	159	272
Telecommunications services (l)	492	246	-	-	2,886	2,530
Dividends	6,202	6,211	-	-	-	-

Key management staff
Fees and social security charges (Note 32.3)	-	-	-	-	(23,839)	(20,043)
Pension and healthcare plans (Note 24)	-	-	-	-	(2,380)	(1,399)

Other related parties
Fundação Copel
Administrative property rental	-	-	688	-	(15,390)	(11,119)
Pension and healthcare plans (Note 24)	-	-	594,660	898,618	-	-
Leasing and telecomunications services (m)	44	-	-	-	292	290
.
Lactec (n)	39,421	28,693	938	1,168	(14,752)	(13,728)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

a)     The Luz Fraterna Program, created under Law No. 491/ 2013 and No. 17,639/2013 allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single-phase connections, rural customers with single-phase connections or two-phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel Distribuição.

b)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The balances shown are net of allowance for loan losses (PCLD) in the amount of R$1,040 on 12.31.2015 (R$1,195 on 12.31.2014).

c)     Telecommunications services rendered in accordance with the agreement entered into by Copel Telecomunicações with the State of Paraná.

d)     BNDES is the parent company of BNDES Participações SA (BNDESPAR) that holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of class B preferred shares).

e)     An operation and maintenance contract between Costa Oeste Transmissora and Copel Geração e Transmissão, expiring on 12.26.2018.

f)      Copel Distribuição has transmission system connection contracts (CCT) with Costa Oeste Transmissora de Energia and Caiuá Transmissora de Energia expiring upon the termination of the distribution or transmission concession, whichever occurs first.

g)     Copel Distribuição maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concessionaires whose object is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by Aneel Regulatory Resolution No. 399/2010. Amounts are defined for four subsequent years, with annual reviews.

h)     Contract for the provision of engineering service entered into by Copel Geração e Transmissão and companies Marumbi Transmissora de Energia and Caiuá Transmissora de Energia.

i)      Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on March 31, 2025.

j)      Agreements entered into between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, one for rendering operation and maintenance services, which matures on May 23, 2019, and the other for establishing a connection with the transmission system, which matures on January 1, 2043.

k)     Light pole sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on December 28, 2018.

l)      Telecommunications services provided in accordance with the contract between Copel Telecomunicações and Sanepar.

m)    Telecommunications services provided and rental and leasing of equipment and infrastructure, in accordance with the contracts between Copel Telecomunicações and Fundação Copel.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

n)     The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by Aneel.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to Aneel.

Other transactions between the Parent Company and its related parties are summarized in Note 8 - CRC transferred to the Government of the State of Paraná, Note 15 - Related Party and Note 17 - Investments.

The values resulting from operating activities of Copel Distribution with related parties are billed at the rates approved by Aneel.

36.1      Guarantees and endorsements awarded to related parties

The Parent Company and São Bento granted guarantees for loans and debentures issued by their subsidiaries, as discussed in notes 22, 23 and 37.

Copel and Copel Geração e Transmissão granted guarantees for financing, debentures and insurance contracts of joint ventures as shown below:

								Amount
			Date	Final	Amount	Balance	Interest	endorsement/
	Company	Operation	issued	maturity	approved	12.31.2015%		security
(1)	Caiuá Transmissora	Financing	12.23.2013	02.15.2029	84,600	84,175	49.0	41,246
(2)	Costa Oeste Transmissora	Financing	12.30.2013	11.15.2028	36,720	33,057	51.0	16,859
(3)	Guaraciaba Transmissora	Debentures	06.20.2013	06.20.2016	400,000	401,726	49.0	196,846
(4)	Integração Maranhense	Financing	12.30.2013	02.15.2029	142,150	139,825	49.0	68,514
(5)	Mata de Santa Genebra	Debentures	09.12.2014	03.12.2016	469,000	489,732	50.1	245,356
(6)	Matrinchã Transmissora	Financing	12.27.2013	05.15.2029	691,440	658,743	49.0	322,784
(7)	Transmissora Sul Brasileira	Financing	12.12.2013	07.15.2028	266,572	242,606	20.0	48,521
(8)	Transmissora Sul Brasileira	Debentures	09.15.2014	09.15.2028	77,550	95,190	20.0	19,038
(9)	Paranaíba Transmissora	Financing	10.21.2014	10.15.2030	606,241	548,011	24.5	134,263
(10)	Marumbi Transmissora	Financing	10.06.2014	07.15.2029	55,037	52,679	80.0	42,143
(11)	Usina de Energia Eólica Carnaúba S.A. (a)	Financing	08.01.2014	02.29.2016	75,000	21,700	49.0	10,633
(12)	Usina de Energia Eólica Carnaúba S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	64,944	49.0	31,823
(13)	Usina de Energia Eólica Reduto S.A. (a)	Financing	08.01.2014	02.29.2016	74,000	24,038	49.0	11,779
(14)	Usina de Energia Eólica Reduto S.A. (a)	Financing	08.24.2015	11.15.2031	70,000	64,944	49.0	31,823
(15)	Usina de Energia Eólica Santo Cristo S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	61,900	49.0	30,331
(16)	Usina de Energia Eólica São João S.A. (a)	Financing	08.24.2015	11.15.2031	68,000	61,900	49.0	30,331
(a) Subsidiaries of Voltália São Miguel do Gostoso I Participações S.A.
Financial institution (fund provider):
BNDES: (1) (2) (4) (6) (7) (10) (12) (14) (15) (16)
Itaú Bank and Santander Bank: (11) (13)
Allocation:
Investment Program and/or Working capital.

Endorsement/Security:
Provided by Copel Geração e Transmissão: (1) (4)
Provided by Copel: (2) (3) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16)

Securities offered for the transaction:
Lien on shares given by Copel Geração e Transmissão, corresponding to: 49% (1) (4) (6); 51% (2); 20% (7) (8); 80% (10)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Performance bond	Final	Amount	% endorsement	Amount
Company	maturity	Insured	Copel GeT	endorsement
Matrinchã Transmissora	02.28.2016	90,000	49.0	44,100
Guaraciaba Transmissora	02.28.2016	47,000	49.0	23,030
Paranaíba Transmissora	06.29.2016	48,000	24.5	11,760
Mata de Santa Genebra	05.26.2018	78,300	50.1	39,228
Cantareira Transmissora	11.30.2018	31,200	49.0	15,288

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

37      Insurance

Details by risk type and effectiveness date of the main policies can be seen below.

	Final	Amount
Policy	maturity	Insured
Financial Guarantee - Elejor	01.01.2016	3,664
Court bond - Compagas	02.03.2016	56,938
Participation guarantee - Brazil's National Oil Agency - ANP	03.02.2016	862
Performance bond - Aneel	04.01.2016	2,890
Multi-risk - Elejor	04.11.2016	197,800
Multi-risk - Compagas	04.26.2016	470
Nominated risks - Elejor	05.14.2016	813
Participation guarantee - Aneel	05.17.2016	5,806
Life insurance - Compagas	08.01.2016	36 x employee salary
Performance bond - National Department of Infrastructure and Transport - DNIT	08.15.2016	2
Nominated Risks	08.24.2016	2,067,793
Fire - Company-owned and rented facilities	08.24.2016	535,667
Domestic and international transport - export and import	08.24.2016	policy for registration
Miscellaneous risks	08.24.2016	1,079
Performance bond - Ministry of Justice - Superintendence for highway police	08.31.2016	14
Civil liability - Compagas	10.30.2016	4,200
Participation guarantee - Aneel	11.11.2016	1,309
Participation guarantee - Aneel	11.11.2016	437
Payment guarantee - Brisa Potiguar	11.16.2016	2,182
Vehicles - Compagas	11.16.2016	market value
Payment guarantee - São Bento	11.16.2016	627
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul	11.23.2016	799,290
Operational risks - UEG Araucária (a)	11.30.2016	1,408,487
Multi-risk - Compagas	12.18.2016	21,750
Operational risks - Brisa Potiguar	12.28.2016	449,928
Civil liability - Brisa Potiguar	12.28.2016	20,000
Operational risks - São Bento	12.28.2016	449,928
Civil liability - São Bento	12.28.2016	20,000
Performance bond - CREA - PARANA	12.31.2016	24
Airplane insurance (a)	01.30.2017	109,354
Participation guarantee - Aneel	02.04.2017	646
Civil liability for directors and administrators - D&O (c)	03.28.2017	91,020
Performance bond - Aneel	05.01.2017	44,319
Performance bond - Aneel	07.31.2017	12,500
Performance bond - Aneel	11.30.2017	2,450
Performance bond - Aneel	06.02.2018	6,750
Performance bond - Aneel	10.31.2018	37,751
Performance bond - Brazil's National Oil Agency - ANP	11.11.2018	59,440
Performance bond - CREA - PARANA	11.24.2018	19
Performance bond - Aneel	01.31.2020	26,609
(a) The values of the insured of operating risks - UEG Araucária and Airplane insurance have been translated from USD into BRL, with the current rate R$3.9048, as of 12.31.2015.
(b) The guarantee insurance listed above have Copel as a guarantor, within the limits of their participation in each project.
(c) The values of the civil liability insurance for directors and administrators have been translated from USD into BRL, with the current rate R$3.6408, as of 03.28.2016.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

38      Subsequent Events

38.1      Concession Agreement of Gov. Parigot de Souza (GPS) Plant

On January 5, 2016, Copel Geração e Transmissão signed a Concession Agreement for Gov. Pedro Viriato Parigot de Souza Hydroelectric Power Plant - GPS. This plant, whose concession was given to Copel Geração e Transmissão expired on July 7, 2015, and was once again obtained in the Auction for Contracting Hydroelectric Power Plant Concessions with Allocation of Physical and Capacity Guarantee Shares conducted by Aneel on November 25, 2015. The generation plant has an installed capacity of 260 MW, physical guarantee of average 109 MW, and the new concession period is 30 years counted from the contract signature.

Tender bid was conducted as an auction with payment for the grant by Copel Geração e Transmissão of Annual Generation Revenue (RAG) at the price ceiling stipulated in the Auction.

First installment of grant amounting to R$574,826 was settled on January 4, 2016 in the amount of R$373,637, and the 2nd installment of R$201,189 adjusted at Selic rate, is due on July 5, 2016.

Energy generated by the plant will be 100% allocated in the physical guarantee share system in 2016, and 70% beginning as of January 1, 2017. For this portion of energy, Copel Geração e Transmissão will not bear hydrological risks or MRE financial recovery charges associated to the hydroelectric power plant.

On January 1, 2016, Aneel Resolution No. 2,014 homologated GPS RAG of R$143,832. Initial income will be effective from the Concession Agreement signature date, from January 5, 2016 to June 30, 2016, when the first tariff readjustment will occur. Income for the period corresponds to 48.63% of annual generation, which, at monthly amounts, represents R$11,658 without PIS and Cofins taxes but including charges for the use of distribution and/or transmission systems, and sectorial charges homologated by Aneel Resolution No. 1,924/2015.

38.2      Approval of financing by BNDES for Copel wind plant

In January 2016, BNDES approved contracting of R$302,337 in a new financing for a wind plant built by Copel in Rio Grande do Norte State that is operational since October 2015. Financing will be occur through issuance of private debentures, which will be subscribed by BNDES and BNDESPAR. Debentures will be divided into two series, one of them linked to TJLP and the other to IPCA. This transaction follows Finem characteristics and is valid for 16 years, with a grace period of six months and monthly amortizations.

38.3      Transmission Auction No. 005/2015

Copel Geração e Transmissão won the bid for Lot E in Transmission Auction No. 005/2015 on 11.18.2015. The project – comprising multiple facilities totaling 230 km of transmission lines and 3 substations – has been awarded without a discount and has a Permitted Annual Revenue (RAP) of R$97,948 and a total investment by ANEEL of R$580,595.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The start of commercial operation of the 525 kV Curitiba East – Blumenau C1 Transmission Line and the 230 kV Baixo Iguaçu – Realeza Transmission Line is scheduled for 3.4.2021, with the remaining facilities scheduled to begin operation on 9.4.2019.

The concession agreement is being signed.

39      Condensed unconsolidated financial information of Companhia

Paranaense de Energia – Copel

Since the condensed unconsolidated financial information required by Rule 12-04 of Regulation S-X is not required under IFRS issued by the International Accounting Standards Board - IASB, such information was not included in the original financial statements filed with the Brazilian Securities and Exchange Commissions – CVM in March 17, 2016. In order to attend the specific requirements of the Securities and Exchange Commission (the “SEC”), Management has included the condensed unconsolidated information in these financial statements as part of the Form 20-F. The condensed unconsolidated financial information of Companhia Paranaense de Energia - Copel, as of December 31, 2015 and 2014 and for each of the two years in the period ending on December 31, 2015, presented herein were prepared considering the same accounting policies as described in Note 3 and 4 to Company’s consolidated financial statements.

(a) Condensed statements of financial position as of December 31, 2015 and 2014

ASSETS	12.31.2015	12.31.2014
Current assets
Cash and cash equivalents	25,653	34,862
Bonds and securities	168	152
Collaterals and escrow accounts	132	-
Dividends receivables	488,187	383,866
CRC transferred to the State Government of Paraná	111,663	94,579
Other current receivables	13,018	12,695
Income tax and social contribution	154,077	78,912
Prepaid expenses	-	34
Receivable from related parties	447	1,925
	793,345	607,025
Noncurrent assets
CRC transferred to the State Government of Paraná	1,271,579	1,249,529
Judicial deposits	267,411	273,936
Income Tax and Social Contribution	79,144	114,195
Deferred tax assets	100,919	98,226
Other noncurrent recoverable taxes	15	-
Receivables from related parties	297,237	208,334
Other noncurrent receivables	-	303
	2,016,305	1,944,523

Investments	14,140,573	13,079,795
Property, Plant and Equipment, net	455	323
Intangible Assets	3,046	3,062

TOTAL ASSETS	16,953,724	15,634,728

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	12.31.2015	12.31.2014
Current liabilities
Payroll, social charges and accruals	15,436	12,793
Suppliers	2,602	2,087
Income tax and social contribution	-	2,442
Other taxes payable	32,617	5,597
Loans and financing	61,788	349,753
Debentures	19,497	15,447
Dividends payable	310,020	3,824
Post employment benefits	21	-
Other accounts payable	232	2,060
	442,213	394,003
Noncurrent liabilities
Other taxes due	1,466	820
Loans and financing	969,412	608,663
Debentures	996,590	995,038
Post employment benefits	7,795	8,196
Provisions	290,520	297,319
	2,265,783	1,910,036
Equity
Share capital	6,910,000	6,910,000
Equity valuation adjustments	1,177,372	976,964
Legal reserves	744,784	685,147
Retained earnings	5,413,572	4,516,825
Additional proposed dividends	-	241,753
	14,245,728	13,330,689

Total liabilities and equity	16,953,724	15,634,728

(b) Condensed statements of operations for the years ended December 31, 2015, 2014 and 2013

	12.31.2015	12.31.2014	12.31.2013
Other operating revenues (expenses)
General and administrative expenses	(123,717)	(119,639)	(47,772)
Other revenues (expenses), net	(3,586)	(20,569)	28,333
Result of equity in investees	1,385,624	1,410,276	1,116,830
	1,258,321	1,270,068	1,097,391

Operating income before financial results	1,258,321	1,270,068	1,097,391

Financial income (expenses)
Financial revenues	245,347	202,208	114,524
Financial expenses	(314,101)	(233,762)	(112,524)
	(68,754)	(31,554)	2,000

Operating income	1,189,567	1,238,514	1,099,391

Income tax and social contribution (expense) benefit
Income tax and social contribution	(217)	(38,258)	-
Deferred income tax and social contribution	3,388	5,694	(26,831)
	3,171	(32,564)	(26,831)

Net income for the year	1,192,738	1,205,950	1,072,560

Basic and diluted net earning per share attributed do parent company shareholders - in reais
Class A preferred shares	4.5781	4.6295	4.4900
Class B preferred shares	4.5692	4.6299	4.1174
Common shares	4.1629	4.2090	3.7428

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(c) Condensed statements of comprehensive income for the years ended December 31, 2015, 2014 and 2013

	12.31.2015	12.31.2014	12.31.2013
NET INCOME	1,192,738	1,205,950	1,072,560
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities
Post employment benefits	2,050	(3,712)	(2,169)
Post employment benefits - equity	289,082	94,425	(122,886)
Taxes on other comprehensive income	(696)	1,262	738
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale:
Other adjustments - subsidiary	412	517	(4,879)
Taxes on other comprehensive income	-	(1,282)	-
Total comprehensive income, net of taxes	1	65	104
Total comprehensive income, net of taxes	290,849	91,275	(129,092)

TOTAL COMPREHENSIVE INCOME	1,483,587	1,297,225	943,468

(d) Condensed statements of cash flows for the years ended December 31, 2015, 2014 and 2013

	12.31.2015	12.31.2014	12.31.2013

Net cash provided by operating activities	1,455,819	1,031,444	954,960

Cash flow from investing activities
Bonds and securities	(148)	34	(10)
Loans to related parties	(36,800)	-	-
Reimbursement of loans to related parties	15,359	-	213,847
Additions to investments	(1,235,576)	(827,437)	(600,170)
Additions to property, plant and equipment	(134)	(294)	(29)
Additions to intangible	(292)	(14,887)	-

Net cash used in investing activities	(1,257,591)	(842,584)	(386,362)

Cash flow from financing activities
Loans and financing obtained from third parties	640,005	-	-
Issue of Debentures	-	1,000,000	-
Amortization of principal - loans and financing	(606,000)	(80,600)	-
Amortization of principal - liabilities with related parties	-	(468,317)	-
Dividends and interest on capital paid	(241,442)	(615,491)	(587,652)

Net cash provided by financing activities	(207,437)	(164,408)	(587,652)

Increase (decrease) in cash and cash equivalents	(9,209)	24,452	(19,054)

Cash and cash equivalents at the beginning of the year	34,862	10,410	29,464
Cash and cash equivalents at the end of the year	25,653	34,862	10,410

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

During the years ended December 31, 2015 and 2014, we received R$1,738,989 and R$1,300,228, respectively, from dividends and interest on own capital paid by our investees. Additional disclosures relating to Companhia Paranaense de Energia - Copel unconsolidated condensed financial information presented above are as follows:

• Related Parties: The Company has the following balances outstanding with related parties:

	12.31.2015	12.31.2014
Assets
State of Paraná	167,566	137,137
Copel Distribuição	104,434	71,197
Voltalia	25,237	-
Copel Renováveis	312	1,137
Copel Comercialização	135	788
	297,684	210,259

• Investments - As of December 31, 2015 and 2014, investments in subsidiaries are comprised as follows:

	12.31.2015	12.31.2014
Copel Geração e Transmissão	6,905,421	6,484,578
Copel Distribuição	5,603,673	4,329,575
Copel Telecomunicações	508,874	417,157
Copel Participações	252,074	228,382
UEG Araucária	171,648	190,415
Compagás	150,818	141,793
Other investments	84,959	852,457
	13,677,467	12,644,357

The information regarding joint ventures, associates and other investments are presented in note 17.1 – Changes in investments.

• Dividends receivable - The dividends receivable are comprised as follows:

	12.31.2015	12.31.2014
Investees and subsidiaries
Copel Geração e Transmissão	292,813	202,617
Copel Distribuição	133,950	124,791
Copel Telecomunicações	-	31,300
Copel Comercialização	3,815	-
Compagas	2,794	7,312
Elejor	23,865	3,189
UEG Araucária	23,072	6,267
Nova Asa Branca I	114	113
Nova Asa Branca II	157	155
Nova Asa Branca III	75	74
Nova Eurus IV	48	46
Santa Maria	186	170
Santa Helena	214	175
Ventos de Santo Uriel	235	235

Joint Ventures
Voltália	128	-

Associated
Sanepar	6,202	6,211
Dominó Holdings	-	1,211

Other investments
Other investments	519	-
	488,187	383,866

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

• Provisions for risks - Companhia Paranaense de Energia - Copel recognized provisions for risks mainly related to Cofins and PIS/PASEP. The provisions for risks are shown below:

	12.31.2015	12.31.2014
Regulatory	14,109	12,764
Labor	29	159
Civil	5,652	672
Tax Claim	270,730	283,724
	290,520	297,319

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

As of December 31, 2015, total restricted subsidiaries net assets amount to R$14,187,249 composed as follows:

12.31.2015
Copel Geração e Transmissão S.A.	6,905,421
Copel Distribuição S.A.	5,603,673
UEG Araucária Ltda.	858,240
Centrais Elétricas Rio Jordão - Elejor	74,000
Wind Power Plants	745,915
14,187,249