Form 20-F
period 2016-12-31
ENERGY CO OF PARANA
filed 2017-04-28
CIK 1041792

As filed with the Securities and Exchange Commission on April 27, 2017

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission file number: 001-14668

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Exact Name of Registrant as Specified in its Charter)

Energy Company of Paraná (Translation of Registrant’s Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

Rua Coronel Dulcídio, 800

80420-170 Curitiba, Paraná, Brazil

(Address of Principal Executive Offices)

Antonio Sergio de Souza Guetter

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2016:

145,031,080 Common Shares, without par value

328,627 Class A Preferred Shares, without par value

128,295,668 Class B Preferred Shares, without par value

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

N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and ”emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☒   Accelerated filer ☐

Non-accelerated filer ☐   Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Our consolidated financial statements as of December 31, 2016 and 2015, and for each of the years ended December 31, 2016, 2015 and 2014, are included in this annual report. We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

References in this annual report to the “Common Shares”, “Class A Shares” (or “Class A”) and “Class B Shares” (or “Class B”) are to our common shares, class A preferred shares and class B preferred shares, respectively. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one Class B Share. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary” that begins on page 121.

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

•         competition;

•         electricity shortages; and

•         other factors discussed below under “Item 3. Key Information―Risk Factors”.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement contained in this annual report.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

This section contains selected consolidated financial data presented in reais and derived from our consolidated financial statements that were prepared in accordance with IFRS as of and for each of the five years ended December 31, 2016, 2015, 2014, 2013 and 2012.

The following selected financial data should be read in conjunction with our audited financial statements (including the notes thereto), “Presentation of Financial and Other Information” and “Item 5.  Operating and Financial Review and Prospects”.

The selected financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 have been derived from our audited financial statements, prepared in accordance with IFRS, and included in this annual report.  The selected financial data as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and 2012 have been derived from our audited financial statements, prepared in accordance with IFRS, which is not included in this annual report.

	As of and for the year ended December 31,
	2016	2015	2014	2013	2012
	(R$ million)
Statement of income data:
Operating revenues(1)	13,102	14,946	13,996	9,288	8,659
Cost of sales and services provided	(10,234)	(11,799)	(11,289)	(7,159)	(6,629)
Gross profit	2,868	3,147	2,707	2,129	2,030
Operational expenses/income	(824)	(1,020)	(903)	(784)	(859)
Profit before financial results and taxes	2,044	2,127	1,804	1,345	1,171
Financial results	(566)	(329)	54	161	(198)
Profit before income tax and social contribution	1,478	1,798	1,858	1,506	973
Income tax and social contribution on profit	(530)	(532)	(522)	(405)	(246)
Net income for the year	948	1,266	1,336	1,101	727
Statement of financial position data:
Current assets	4,403	6,933	5,218	4,680	4,682
Recoverable rate deficit (CRC)(2)	1,523	1,383	1,344	1,381	1,384
Non-current assets	8,302	4,952	8,261	7,224	6,297
Property, plant and equipment, net	8,934	8,693	8,304	7,984	7,872
Total assets	30,434	28,948	25,618	23,111	21,209
Loans and financing and debentures (current)	2,602	1,233	1,299	1,015	274
Current liabilities	5,656	4,789	4,055	3,348	2,833
Loans and financing and debentures (non-current)	6,235	6,528	4,755	3,517	2,988
Non-current liabilities	9,623	9,574	7,880	6,835	6,014
Equity	15,155	14,585	13,683	12,929	12,362
Attributable to controlling shareholders	14,864	14,246	13,331	12,651	12,097
Attributable to non-controlling interest	291	339	352	277	265
Share capital	7,910	6,910	6,910	6,910	6,910

(1) The information contained herein reflects the restatement of the Income Statement of the years 2015, 2014, 2013 and 2012. For more information about the restatement of our income statement, see “RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014 – Results of Operations for 2016 Compared with 2015” and – Results of Operations for 2015 Compared with 2014.

(2) Amounts due from the State of Paraná that were included in current assets totaled R$111.7 million in 2015, R$94.6 million in 2014, R$85.5 million in 2013 and R$75.9 million in 2012. Amounts due from the State of Paraná that were included in long-term assets totaled R$1,271.6 million in 2015, R$1,249.5 million in 2014, R$1,295.1 million in 2013 and R$1,308.4 million in 2012. In 2016 the entire amount due by the State of Paraná was included in long-term assets due to the ongoing negotiation of the Amendment to the CRC Agreement. See Note 8 to our audited consolidated financial statements. This item includes both current and non-current CRC Account receivables.

	2016	2015	2014	2013	2012
	(R$, except for number of shares)
Basic and diluted earnings per share:
Common Shares	3.35	4.16	4.21	3.74	2.44
Class A Preferred Shares	3.68	4.58	4.63	4.49	4.17
Class B Preferred Shares	3.68	4.57	4.63	4.12	2.69
Number of shares outstanding at year end (in thousands):
Common Shares	145,031	145,031	145,031	145,031	145,031
Class A Preferred Shares	329	380	380	381	381
Class B Preferred Shares	128,295	128,244	128,244	128,243	128,243
Total	273,655	273,655	273,655	273,655	273,655
Dividends per share at year end:
Common Shares	0.99	1.14	2.17	1.96	0.94
Class A Preferred Shares	2.89	2.53	2.53	2.53	2.53
Class B Preferred Shares	1.08	1.25	2.39	2.15	1.03

	2016	2015	2014	2013	2012
	(US$¹, except for number of shares)
Basic and diluted earnings per share:
Common Shares	1.03	1.07	1.58	1.60	1.19
Class A Preferred Shares	1.13	1.17	1.74	1.92	2.04
Class B Preferred Shares	1.13	1.17	1.74	1.76	1.32
Number of shares outstanding at year end (in thousands):
Common Shares	145,031	145,031	145,031	145,031	145,031
Class A Preferred Shares	329	380	380	381	381
Class B Preferred Shares	128,295	128,244	128,244	128,243	128,243
Total	273,655	273,655	273,655	273,655	273,655
Dividends per share at year end:
Common Shares	0.30	0.29	0.82	0.83	0.45
Class A Preferred Shares	0.89	0.65	0.95	1.08	1.24
Class B Preferred Shares	0.33	0.32	0.90	0.92	0.50

(1) This information is presented in U.S. dollars at the exchange rate in effect as of the end of each year.

EXCHANGE RATES

The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Exchange rate of Brazilian currency per US$1.00
Year	Low	High	Average(1)	Year-end
2012	1.7024	2.1121	1.9588	2.0435
2013	1.9528	2.4457	2.1741	2.3426
2014	2.1974	2.7403	2.3599	2.6562
2015	2.5754	4.1949	3.3876	3.9048
2016	3.1193	4.1558	3.4500	3.2591

Source: Central Bank.

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

Month	Low	High
October 2016	3.1193	3.2359
November 2016	3.2024	3.4446
December 2016	3.2591	3.4650
January 2017	3.1270	3.2729
February 2017	3.0510	3.1479
March 2017	3.0765	3.1735
April 2017 (until April 17, 2017)	3.0923	3.1463

Source: Central Bank.

Risk Factors

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

Our operations have had and will continue to have an important impact on the commercial and industrial development of the State of Paraná. In the past, the State of Paraná has used, and may in the future use, its status as our controlling shareholder to decide whether we should engage in certain activities and make certain investments aimed, principally, to promote its public policies or social objectives and not necessarily to meet the objective of improving our business and/or operational results.

We are largely dependent upon the economy of the State of Paraná.

Our distribution market for the majority of our sales of electricity is located in the State of Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná. We cannot assure you that economic conditions in Paraná will be favorable to us in the future. The GDP (gross domestic product) of the State of Paraná decreased 2.4% in 2016, while Brazil’s GDP decreased 3.6% during the same period.

The recessive economic environment led to the reduction of energy consumption in the State of Paraná and in Brazil as whole, resulting in leftover energy in the interconnected system, consequently reducing (i) short-term prices and (ii) prices negotiated in the free market. At the same time, prices on the regulated market had risen steadily as a result of supply deficiencies on the part of contracted energy by distributors and high prices in the short-term market in previous years. As a result, consumers consistentely migrated into the free market and, therefore, the captive market of distributors suffered a reduction in 2016. A reduction in the captive market often leads to distributors selling excess contracted energy in the short-term market. This short-term market is subject to relevant price fluctuations. Whenever the price in the short-term market is lower than the price paid by the distributor in its long-term energy purchase agreement, the sale of energy in the short-term market is made at a loss, which may not be recovered in the future.

Deteriorating economic conditions in the State of Paraná and increasing energy prices may affect both the ability of our distribution costumers to pay amounts they owe us, as well as increase the amount of our commercial losses. An increase in our commercial losses or uncollected receivables could materially adversely affect our business, financial condition and results of operations.

The general economic performance of Brazil and of the State of Paraná have declined in 2016. Among other effects, this decline resulted in a reduction of 2.0% in energy consumption in the State of Paraná, as compared to 2015. For instance, in 2016, Copel Distribuição’s captive market (which is concentrated in the State of Paraná) decreased by 7.1%, reflecting the reduction in average income of the population in conjunction with a migration of clients to the Free Market, notably with respect to the industrial and commercial clients segment.

In addition, an increase in electricity prices, as well as poor economic performance in the State of Paraná, would affect the ability of some of our distributions customers to pay amounts owed to us. As of December 31, 2016, our past due receivables with Final Customers were approximately R$642.2 million in the aggregate, or 12.3% of our revenues from electricity sales to Final Customers for the year ended December 31, 2016, and our allowance for doubtful accounts related to these receivables was R$217.5 million. See Note 7 to our audited consolidated financial statements.

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

We are the defendant in several legal proceedings, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially affect our results of operations. At December 31, 2016 our provisions for probable (more likely than not) and reasonably estimated losses were R$1,241.3 million. For additional information, see “Item 8. Financial Information—Legal Proceedings”.

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

Our current budget anticipates capital expenditures for expansion, modernization, research, infrastructure and environmental projects of approximately R$2,034.9 million in 2017. As a state- controlled company, we are subject to certain National Monetary Council (Conselho Monetário Nacional - “CMN”) and Brazilian Central Bank (Banco Central do Brasil) limitations regarding the level of credit financial institutions may offer to public sector entities. As a result, we may have difficulty in obtaining financing from Brazilian and international financial institutions, which could create difficulties in the implementation of our investment plan. Additionally, some of our concession contracts have provisions that limit our permitted level of indebtedness, which could also affect our ability to obtain necessary financing. As a result of these regulations and provisions, our capacity to incur debt from certain sources is limited, which could negatively affect the implementation of our investment plan.

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

Disruptions in the operation of, or deterioration of the quality of, our services, or those of our subsidiaries, could have an adverse effect on our business, financial condition and results of operations.

The operation of complex electricity generation, transmission, generation and distribution systems and networks involves various risks, such as operational setbacks and unexpected interruptions, caused by accidents, breakdown or failure of equipment or processes, performance below expected levels of availability and efficiency of assets, or disasters (such as explosions, fires, natural phenomena, landslides, sabotage, vandalism, and similar events). In adition, operational decisions by authorities responsible for the electricity network, environment matters, operations and other issues affecting the electricity generation, transmission or distribution could have an adverse effect on the performance and profitability of the operations of our generation, transmission and distribution systems. If these issues occurred, our insurance may be insufficient to wholly account for the costs and losses that we may incur as a result of the damages caused to our assets, or due to outages.

Further, the revenues that our subsidiaries generate from establishing, operating and maintaining their facilities are related to the availability of equipment and assets, and to the quality of the services (continuity and service in accordance with levels demanded by regulations). Under the related concession contracts, we and our subsidiaries are subject to: (i) a reduction  of the distributor revenue as a result of the reduction of the so-called “Portion B” allocation in the revenue calculation formula; (ii) a reduction of the Permitted Annual Revenue - APR (Receita Anual Permitida, or RAP in portuguese), for the transmission companies; (iii) the effects on the Availability Factor (Fator de Disponibilidade, or FID) and the offtake guarantee levels for the generation facilities; and (iv) the application of penalties and payment of compensation amounts, depending on the scope, severity and duration of non-availability of the services and equipment. Therefore, outages or stoppages in our generation, transmission and distribution facilities, or in substations or networks, may cause a material adverse effect on our business, financial situation and results of operations.

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

We are dependent on the prevailing hydrological conditions throughout Brazil and in the geographic region in which we operate. According to data from ANEEL, approximately 64.4%  of Brazil’s installed capacity currently comes from hydroelectric generation facilities. Hydrological conditions in our region, and Brazil in general, are frequently subject to changes because of non-cyclical deviations in average rainfall.

From 2012 to 2015, Brazil experienced a period of similarly low rainfall. Poor hydrological conditions could lead the Brazilian government to institute a rationing program, which would require that our distribution business distribute less energy to Final Customers. Our distribution business would be adversely affected by a mandatory rationing program because its revenues are partially based on the volume of electricity it provides through our distribution grid to Final Customers. However, a mandatory rationing program involves a predictable decrease in energy, which would allow our distribution business to better estimate the amount of electricity it must purchase in order to sell to Final Customers. In addition, in the context of a formal rationing program, our distribution business would be fully compensated for the amount of energy that it purchased prior to the rationing period in excess of the amount of energy it is allowed to distribute under the rationing program, through automatic adjustment in its energy supply contracts.

In contrast, the Brazilian federal government in the past has reacted to poor hydrological conditions not by implementing a formal rationing program, but rather by seeking to reduce the consumption of electricity by Final Customers by other means, for example through general conservation campaigns to raise public awareness. The effect of these campaigns is less predictable, making it difficult for our distribution business to accurately estimate the volume of energy it needs to purchase for sale to Final Customers. Furthermore, in the absence of a formal rationing program, our distribution business is not compensated for the amount of energy it had previously contracted that now exceeds the newly-depressed Final Customer demand. Even after a conservation or rationing program ends, it may take several years for demand by Final Customers to fully recover, if at all. Deteriorating hydrological conditions may therefore have a material adverse effect on our distribution business.

                In 2014 and 2015 the Brazilian Federal Government provided and facilitated various forms of assistance to distribution concessionaires experiencing cash flow difficulties arising from poor hydrological conditions, which had increased their energy acquisitions costs thereby resulting in mismatches of cash flow in the short-term. These forms of assistance included funding from the CDE Account, credit facilities contracted by the CCEE through the ACR Account and the new “Bandeira Tarifária” system. There is no assurance that the Federal Government will continue this assistance, or that the Federal Government will continue it on favorable terms or that it will be sufficient to cover our losses. See “Item 4. Information on the Company—Energy Sector Regulatory Charges—CDE” and Item 4. Information on the Company—Energy Sector Regulatory Charges— Regulated Market Account – ACR Account”.

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

The Generation Scaling Factor, or GSF, is a factor used to adjust the guaranteed power output and represents the ratio between the total power produced by the hydroelectric plants that integrate the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE) and their guaranteed power outputs. This represents, on average, the amount of energy committed to energy generation contracts. If there are excessively low flow rates, the GSF equals to less than 1 and the hydroelectric generators that contracted their guaranteed power outputs will have to incur additional costs to acquire energy in the spot market to fulfill their obligations. As Brazil experienced an unusually severe drought between 2012 and 2015, its energy generation was below its expected levels.

In 2015, the financial effects of the GSF on the generation companies were discussed. There was a broad sector debate on the effects of and solutions for the GSF from an administrative, regulatory, business and legal perspective. Accordingly, Law No. 13,203, dated December 8, 2015, and ANEEL Resolution No. 684, dated December 11, 2015, established the criteria for the approval and the conditions for the renegotiation of the hydrological risks borne by certain hydroelectric generation companies. Pursuant to such new rules, the generators could share their hydrologic risks with consumers, through the payment of a “risk premium”. Copel Geração e Transmissão and Elejor filed a request for the renegotiation of the hydrological risk of HPPs Mauá, Foz do Areia, Santa Clara and Fundão, which was consented through ANEEL Decisions No. 84/2016 and 43/2016, respectively. For more information, see Note 14.1 to our audited consolidated financial statements.

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

Our distribution concession agreement and Brazilian law establish a price cap mechanism that permits three types of tariff adjustments: (i) annual readjustment (reajuste anual), (ii) periodic revision (revisão periódica), and (iii) extraordinary revision (revisão extraordinária). We are entitled to apply each year for the annual readjustment, which is designed to offset some effects of inflation on tariffs and pass through to customers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain other regulatory charges, including charges for the use of transmission facilities. In addition, ANEEL carries out a periodic revision every five years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff readjustments, the effect of which is to ensure that we share the benefits of improved economies of scale with our customers. At any time, we may also request an extraordinary revision of our tariffs in the case of a significant and unexpected event, including if such an event significantly alters our cost structure.

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

For example, the Brazilian government has taken action to reduce tariffs in recent years. In order to substantially reduce the price paid by Final Customers for electricity, the Brazilian government enacted the 2013 Concession Renewal Law, which significantly changed the conditions under which concessionaires are able to renew concession contracts. Under the 2013 Concession Renewal Law, most generation, transmission and distribution concessionaires may be renewed at the request of the concessionaire for an additional period of 30 years, but only if the concessionaire agrees to amend the terms of the concession contract to reflect certain new terms and conditions. For more information, see “Item 4. Information on the Company - Concessions”.

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

Our distribution business generates a large portion of its revenues by selling energy that it purchases from generation companies. Large electricity customers within the geographic area of our concession that meet certain regulatory requirements may qualify as free customers (“Free Customers”). A Free Customer in our distribution concession area is entitled to purchase energy directly from generation companies rather than through our distribution business, in which case that Free Customer would cease to pay our distribution business for that energy that we previously supplied. Therefore, if the number of Free Customers within the geographic area of our concession increases and these Free Customers purchase energy from sources other than our generation business, our revenues and results of operations would be adversely affected. Furthermore, prices in the free market have recently been lower than those in the regulated market in the past years, which has been leading to an increase in the number of Free Customers within the geographic area of our concession.

In addition, ANEEL has recently improved regulations related to micro and mini distributed generation, which has been facilitating customers to purchase or to lease power generation equipment, specially solar photovoltaic modules, to produce energy for their own consumption. Therefore, if the number of customers with micro and mini distributed generation within the geographic area of our concession increases, our revenues and results of operations could also be adversely affected.

We generate a portion of our operating revenues from Free Customers who may seek other energy suppliers upon the expiration of their contracts with us.

As of December 31, 2016, we had 40 Free Customers, representing approximately 4.6% of our consolidated operating revenues and approximately 14.8% of the total volume of electricity we sold to Final Customers. From January 1, 2017 until March 31, 2017, we signed 94 additional agreements with Free Customers. Our contracts with Free Customers are typically for periods ranging between two years and five years.

Approximately 11.8% of the megawatt-hours sold under contracts to Free Customers are set to expire in 2017. In addition, as of December 31, 2016, we had 30 customers that were eligible to purchase energy as Free Customers. These customers represented approximately 2.2% of the total volume of electricity we sold in 2016, and approximately 2.8% of our operating revenues from energy sales for that year. There can be no assurance that Free Customers will enter into contracts or extend their current contracts to purchase energy from us.

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

We may be forced to purchase or sell energy in the spot market at higher or lower prices if our forecasts for energy demand are not accurate, if there is a shortage of energy supply available in the regulated market, or if energy we contract is not delivered, and we may not be entitled to pass on any increased costs or incurred losses to our Final Customers in a timely manner, or at all.

Under the New Industry Model Law, electric energy distributors, including us, must contract to purchase, through public bids conducted by ANEEL, 100% of the forecasted electric energy demand for their respective distribution concession areas, up to seven years prior to the actual delivery of electric energy. We cannot guarantee that our forecasts for energy demand in our distribution concession area will be accurate, particularly given the recent conservation campaigns by the Brazilian government in response to deteriorating hydrological conditions. If our forecasts fall short of actual electricity demand, or if we are unable to purchase energy through the regulated market due to lack of energy supply in the market, or if a generation company fails to deliver energy that was previously contracted, we may be forced to make up for the shortfall by entering into short-term agreements to purchase electricity in the spot market where we may pay significantly more for energy without being able to pass on these increased costs to our Final Customers. In addition, if we underestimate our distribution energy needs, we may be subject to penalties imposed by the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or “CCEE”). In addition, if our forecasts surpass actual demand by more than the allowed margin (105% of actual demand), including where demand is depressed due to government campaigns in response to poor hydrological conditions or when the number of Free Customers within the geographical area of our distribution concession increases beyond our expectations, we will not be able to pass on to our Final Customers the cost of the excess energy that we acquire.

In 2016, as a consequence of the country’s economic crisis and the increase in the number of Free Customers who were attracted by lower prices in the free market, several distribution companies were contracted above 105% of their actual demand. As a result, those companies incurred losses arising from the sale of the excess energy at lower prices in the spot market. ANEEL Normative Resolution No. 711, dated April 19, 2016, allowed distribution companies to renegotiate their energy purchase agreements in the regulated market to reduce the contracted amounts. Additionally, Federal Law No. 13,360, dated November 17, 2016, also permitted distribution companies to sell excess energy in the free market, but the effectiveness of this permitted action is still subject to further regulation by ANEEL. Despite these legal and regulatory measures to mitigate the losses of distribution companies, it is still uncertain if this excess of energy supply contracted by distributors will be resolved.

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

Our concessions are for terms of 20 to 35 years and may be extended if certain conditions are met. In the event that we fail to comply with any term of our concessions or applicable law or regulation, ANEEL may impose penalties on us, which may include warnings, the imposition of potentially substantial fines (in some instances, up to 2% of our revenues in the fiscal year immediately preceding the assessment) and restrictions on our operations, among others. ANEEL may also terminate our concessions prior to the expiration of their terms if we fail to comply with their provisions or if they determine that terminating our concessions would be in the public interest, in both cases through an expropriation proceeding. In particular, our renewed distribution concession agreement contains both quality and financial metrics that become more restrictive over time, and that we must meet to ensure that our distribution concession agreement is not terminated. If ANEEL terminates any of our concessions before its expiration, we would not be able to operate the segment(s) of our business that had been authorized by the concession. Furthermore, any compensation that we may receive from the federal government for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment. The early termination or non-renewal of any of our concessions or the imposition of severe fines or penalties by ANEEL could have a material adverse effect on our financial condition and results of operations. See “Item 4. Information on the Company—The Brazilian Electric Power Industry—Concessions”.

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

In 2017, we plan to invest approximately R$570.3 million in our generation and transmission activities (including Baixo Iguaçu HPP, Colíder HPP and SPCs of transmission lines), R$638.6 million in wind farms, R$629.6 million in our distribution , R$164.3 million in our telecommunications activities and R$32.1 in others investments. Our ability to complete this investment program depends on multiple factors, including our ability to charge sufficient fees for our services and a variety of regulatory and operational contingencies. There is no assurance that we will have the financial resources to complete our proposed investment program, and our inability to do so may adversely affect the operation and development of our business leading to the imposition of fines levied by ANEEL as well as reduction in tariff levels.

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

Risks Relating to Brazil

The Brazilian Government has significant influence over the Brazilian economy. Brazilian economic and political conditions— and investor perception of these conditions— have a direct impact on our business, financial condition, results of operations, and prospects.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy which often changes monetary, credit, exchange and other policies to influence Brazil’s economy. Our business, financial condition, results of operations and prospects may be adversely affected by changes in government policies, as well as other factors including, without limitation:

• fluctuations in the exchange rate;

• inflation;

• changes in interest rates;

• exchange control policies;

• fiscal policy and changes in tax laws;

• other political, diplomatic, social and economic developments which may affect Brazil or the international markets;

• controls on capital flows; and/or

• limits on foreign trade.

Changes in, or uncertainties regarding the implementation of, the policies above, might generate or contribute to uncertainties in the Brazilian economy. This would increase the volatility of the domestic capital market and the value of Brazilian securities traded abroad, and adversely affect our business, results of operations and financial condition.

Moreover, taking into account the Brazilian presidential system of government, and the considerable influence of the executive power, it is not possible to predict whether the present government or any successive governments will have an adverse effect on the Brazilian economy, and consequently on our business.

Fluctuations in the value of the Brazilian real against foreign currencies may result in uncertainty in the Brazilian economy and the Brazilian securities market, and they could have a material adverse effect on our net income and cash flow.

In recent years, the Brazilian real has fluctuated against foreign currencies, and the value of the real may rise or decline substantially from current levels. In the course of 2015, the value of the Brazilian real declined more than 48% against the U.S. Dollar, and on September 23, 2015 reached its lowest value since the introduction of the currency. In contrast, in the course of 2016, the Brazilian real appreciated 16.5% against the U.S. Dollar, following a year of intense volatily. As of December 31, 2016, the real vs. U.S. dollar exchange rate was R$3.259 to US$1.00. Depreciation of the real increases the cost of servicing our foreign currency-denominated debt and the cost of purchasing electricity from Itaipu-a hydroelectric facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs. Depreciation of the real also creates additional inflationary pressure in Brazil that may negatively affect us. Depreciation generally curtails access to international capital markets and may prompt government intervention. It also reduces the U.S. dollar value of our dividends and the U.S. dollar equivalent of the market price of our common shares and the ADSs. For additional information about historical exchange rates, see “Exchange Rates”.

Inflation and governmental measures to curb inflation may contribute to economic uncertainty in Brazil, and could reduce our margins and the market price of the Class B Shares and ADSs.

Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rates of inflation, measured in accordance with the variation of the Índice Geral de Preços - Disponibilidade Interna (“IGP-DI”) index, were 0.1% for the three months ended March 31, 2017, 7.2% in 2016, 10.7% in 2015 and 3.7% in 2014. 2016 was a year of intense volatility in the inflation rates and by year-end the rates started to converge to the government’s desired rate, but this scenario can change abruptly as a consequence of facts beyond our control. The Brazilian government has in the past taken measures to combat inflation, such as raising the basic Selic interest rate to elevated levels, and public speculation about possible future government actions has had significant negative effects on the Brazilian economy. Although our concession contracts provide for annual readjustments based on inflation indexes, if Brazil experiences substantial inflation in the future, and the Brazilian government adopts inflation control policies similar to those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and could lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Allegations of political corruption against the Brazilian federal government and the Brazilian legislative branch could create economic and political instability.

Currently, several former and current members of the Brazilian executive and legislative branches of government are being investigated as a result of allegations of unethical and illegal conduct identified by the Car Wash Operation (Operação Lava-Jato) being conducted by the Office of the Brazilian Federal Prosecutor and a number of politicians and businessmen have been arrested. The potential outcome of these investigations is unknown, but they have already had an adverse impact on the image and reputation of the investigated companies, in addition to adversely impacting general market perception of the Brazilian economy. Moreover, the conclusion of these proceedings or further allegations of illicit conduct could have additional adverse effects in the Brazilian economy. We cannot predict whether such allegations will lead to further instability or whether new allegations against key Brazilian government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations and their effect on the Brazilian economy.

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

Item 4. Information on the Company

The Company

We engage in the generation, transmission, distribution and sale of electricity mainly in the Brazilian State of Paraná, pursuant to concessions granted by ANEEL, the Brazilian regulatory agency for the electricity sector. We also provide telecommunications and other services.

As of December 31, 2016, we generated electricity from 18 (eighteen) hydroelectric plants, 12 (twelve) wind plants and 1 (one) thermoelectric plant, for a total installed capacity of 5,025.7 MW of which, approximately 99.6% is derived from renewable sources. Including the installed capacity of generation companies in which we have an equity interest, our total installed capacity is 5,624.7 MW. Our electric power business is subject to comprehensive regulation by ANEEL.

We hold concessions to distribute electricity in 394 of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. As of December 31, 2016, we owned and operated 2,522 km of transmission lines and 195,458.5 km of distribution lines, constituting one of the largest distribution networks in Brazil. Of the electricity volume we supplied in 2016 to our Final Customers:

•         36.6% was to industrial customers;

•         26.5% to residential customers;

•         19.4% to commercial customers; and

•         17.5% to rural and other customers.

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

•         achieving excellence in data, image, and voice transmission; and

•         researching new technologies in the energy sector to expand power output with renewable and non-polluting sources.

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

Currently, we are the largest energy company in the State of Paraná. We are a corporation incorporated and existing under the laws of Brazil, with the legal name Companhia Paranaense de Energia – Copel. Our head offices are located at Rua Coronel Dulcídio, 800, CEP 80420-170 Curitiba, Paraná, Brazil. Our telephone number at the head office is +55 (41) 3322-3535 and our website is www.copel.com. The commercial name of each of our businesses is provided below.

.

Relationship with the State of Paraná

The State of Paraná owns 58.6% of our Common Shares and, consequently, has the ability to control the election of the majority of the members of our Board of Directors, the appointment of senior management and our direction, future operations and business strategy.

Corporate Structure

Prior to 2001, we operated as a single corporation engaged in the generation, transmission and distribution of electricity and in certain related activities. In compliance with the new regulatory regime, we transferred our operations to four wholly-owned subsidiaries (one each for generation, transmission, distribution and telecommunications) and our investments in other companies to a fifth wholly-owned subsidiary. This corporate restructuring was completed in July 2001.

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

On January 28, 2016, our board of directors approved the amendment of the bylaws of Copel Participações S.A., in order to change its corporate purpose and denomination to Copel Comercialização S.A. The corporate purpose of this company is the sale of energy and rendering of related services. The restructuring that created Copel Comercialização S.A. is aimed at strengthening Copel’s positioning in the energy trading market and to improve its efficiency, allowing for greater agility and flexibility in the sale of energy.

Copel currently has five wholly-owned subsidiaries, which are Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Telecomunicações, Copel Comercialização S.A. and Copel Renováveis S.A.

The current organization of the group is as described below All of our subsidiaries are incorporated in the Federative Republic of Brazil and subject to the Brazilian law.

BUSINESS

In the past, our generation and distribution businesses were integrated, and we sold most of the electricity we generated to the customers of our distribution business. This changed as a result of the implementation of the New Industry Model Law, enacted in 2004. Today, open auctions on the regulated market are still one of the primary channels by which our distribution business purchases energy to resell to Captive Customers and one of the channel by which our generation business generates revenues. Our generation business only sells energy to our distribution business through auctions in the regulated market. Moreover, our distribution business, like other certain Brazilian distribution companies, is also required to purchase energy from Itaipu, in an amount determined by the Brazilian government based on our proportionate share in the Brazilian electricity market. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry”.

The following table shows the total electricity we (i) generated through entities in which we hold a 100% shareholding stake and the 51% of energy generated by Mauá Hydroelectric Plant (correspoding to the interest we hold in this asset) and (ii) purchased in the last five years, broken down by the total amount of electricity generated and purchased by Copel Geração e Transmissão and Copel Renováveis, and the total amount of electricity purchased by Copel Distribuição.

	Year ended December 31,
	2016	2015	2014	2013	2012
	(GWh)
Copel Geração e Transmissão
Electricity generated(1)	25,850	24,960	24,605	24,420	18,181
Electricity purchased from others	141	401	612	2,505	3,981
Total electricity generated and purchased by Copel Geração e Transmissão	25,991	25,361	25,217	26,925	22,162
Wind Farms(2)
Electricity generated(1)	1,218	662	-	-	-
Electricity purchased from others	-	317	-	-	-
Total electricity generated and purchased by Copel Renováveis	1,218	979	-	-	-
Copel Distribuição
Electricity purchased from Itaipu(3)	5,958	5,941	5,870	5,193	5,256
Electricity purchased from Auction – CCEAR – affiliates	157	215	411	832	1,316
Electricity purchased from Auction – CCEAR – other	13,387	14,419	16,281	14,715	17,457
Electricity purchased from others	10,361	8,419	6,171	6,149	3,267
Total electricity purchased by Copel Distribuição	29,863	28,994	28,733	26,889	27,296
Copel Comercialização
Electricity purchased from others	59	-	-	-	-
Total electricity purchased by Copel Comercialização	59	-	-	-	-
Total electricity generated and purchased by Copel Geração e Transmissão, Copel Distribuição, Copel Renováveis and Copel Comercialização	57,131	55,334	53,950	53,814	49,458

(1) Includes the total capacity generated during the periods indicated. The total capacity generated might not be fully delivered due to technical and non-technical losses.

(2) Electricity generated and purchased by our wind farm generation facilities which were under the supervision of Copel Renováveis up to November 2015. In December 2015, Copel Geração e Transmissão became responsible for the operation of these facilities.

(3) Distribution companies operating under concessions in the Midwest, South and Southeast regions of Brazil purchase electricity generated by Itaipu.

The following table shows the total electricity we sold to Free Customers, Captive Customers, distributors, energy traders and other utilities service providers in the south of Brazil through the Interconnected Transmission System in the last five years.

	Year ended December 31,
	2016	2015	2014	2013	2012
			(GWh)
Copel Geração e Transmissão
Electricity delivered to Free Customers	3,823	3,906	4,016	4,082	1,404
Electricity delivered to bilateral agreements	7,682	6,675	7,392	5,233	1,367
Electricity delivered to Auction – CCEAR – affiliates	157	215	411	832	1,316
Electricity delivered to Auction – CCEAR – other	3,348	4,457	4,694	6,389	13,780
Electricity delivered to Spot Market – CCEE	1,762	2,137	1,773	1,942	96
Electricity delivered to the Interconnected System(1)	8,575	7,360	6,197	7,855	3,761
Total electricity delivered by Copel Geração e Transmissão	25,347	24,750	24,483	26,332	21,723
Copel Renováveis(2)
Electricity delivered to Auction – CCEAR – other	841	764	-	-	-
Electricity delivered to Auction – CER – other	358	269	-	-	-
Total electricity delivered by Copel Renováveis	1,199	1,033	-	-	-
Copel Distribuição
Electricity delivered to Captive Customers	22,328	24,043	24,208	22,926	23,248
Electricity delivered to distributors in the State of Paraná	614	699	699	620	635
Spot Market – CCEE	3,607	910	368	43	36
Total electricity delivered by Copel Distribuição	26,549	25,652	25,275	23,589	23,919
Copel Comercialização
Electricity delivered to Free Customers	58	-	-	-	-
Electricity delivered to Spot Market – CCEE	1	-	-	-	-
Total electricity delivered by Copel Comercialização	59	-	-	-	-
Subtotal	53,154	51,435	49,758	49,921	45,645
Losses by Copel Geração e Transmissão, Copel Distribuição and Copel Renováveis	3,977	3,899	4,192	3,893	3,816
Total electricity delivered by Copel Geração e Transmissão, Copel Renováveis, Copel Distribuição and Copel Comercialização, including losses	57,131	55,334	53,950	53,814	49,458

(1) Includes capacity made available but not fully delivered.

(2) Electricity sold by our wind farm generation facilities which were under the supervision of Copel Renováveis up to November 2015. In December 2015, Copel GeT became responsible for the operation of these facilities.

Generation

As of December 31, 2016, considering only the entities in which we hold a 100% shareholding stake and 51% of the energy generated by Mauá Hydroelectric Plant (correspoding to the interest we hold in this asset), we operated and sold energy through 18 (eighteen) hydroelectric plants, 12 (twelve) wind plants and 1 (one) thermoelectric plant, with a total installed capacity of 5,025.7 MW. Our assured energy totaled an average of 2,203.1 MW in 2016. Our generation varies yearly as a result of hydrological conditions and other factors. We generated 27,068 GWh in 2016, 25,960 GWh in 2015, 24,605 GWh in 2014, 24,420 GWh in 2013 and 18,181 GWh in 2012.

Considering the installed capacity of all the generation companies in which we have an interest (equity or otherwise), our total installed capacity as of December 31, 2016 was 5,624.7 MW.

The generation of electrical energy at our power plants is supervised, coordinated and operated by our Generation and Transmission Operation Center in the city of Curitiba. This operation center is responsible for coordinating the operations related to approximately 99.9% of our total installed capacity, including some of the plants in which we hold only partial ownership interests.

Hydroelectric Generation Facilities

The following table sets forth certain information related to our main hydroelectric plants in operation during 2016:

Plant	Installed capacity	Assured energy (1)	Placed in service	Concession expires
	(MW)	(GWh/yr)
Foz do Areia	1,676.0	5,045.8	1980	September, 2023
Segredo	1,260.0	5,282.3	1992	November, 2029
Salto Caxias	1,240.0	5,299.8	1999	May, 2030
Capivari Cachoeira(2)	260.0	954.8	1970	January, 2046
Mauá	185.2(3)	883.0	2012	July, 2042
Others	102.7	513.3	N/A	N/A

(1) Values used to determine volumes committed for sale.

(2) On January 5, 2016, Copel Geração e Tramissão executed a concession agreement with ANEEL so that it will continue to operate this plant under a operation and maintenance regime until 2046.

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

Governador Pedro Viriato Parigot de Souza (“Capivari Cachoeira” Plant). The Capivari Cachoeira Hydroelectric Plant is the largest underground hydroelectric plant in Southern Brazil. The reservoir is located on the Capivari River, approximately 50 kilometers north of the city of Curitiba, and the power station is located on the Cachoeira River, approximately 15 kilometers from the reservoir.

Our concession agreement for the Capivari Cachoeira Plant expired on July 7, 2015. Although Copel Geração e Transmissão did not elect to renew the original concession pursuant the 2013 Concession Renewal Law, it participated in the new competitive bidding process and won. On January 5, 2016, Copel GeT executed a concession agreement with ANEEL, allowing it to continue to operate this plant under a operation and maintenance regime until January 5, 2046. We paid a total of R$574.8 million as signing bonus for this concession and we received an annual generation revenue (AGR) of R$144.1 million from January 5, 2016 to December 31, 2016. This AGR will be subject to an annual tariff adjustment on July 2017.

The Capivari Cachoeira Plant has 260 MW of installed capacity and assured energy of 954.8 GWh/year. 100% of the energy generated by this plant in 2016 was allocated in quotas to the regulated market (this number was reduced to 70% starting on January 1, 2017). Copel GeT will no longer bear the hydrological risk for the energy allocated in quotas under the MRE associated with the Capivari Cachoeira Plant.

Mauá. The Mauá Hydroelectric Plant is located on the Tibagi River, in the State of Paraná. It was constructed between 2008 and 2012 by Consórcio Energético Cruzeiro do Sul, in which we hold a 51% interest and Eletrosul holds the remaining 49%. The facility is located approximately 250 kilometers from Curitiba, in the Municipality of Telêmaco Borba.

In addition to our generation facilities, we have ownership interests in several other hydroelectric generation companies.

Between 2004 and 2010, we were required by law to retain a majority of the voting shares of any company in which we obtained an ownership interest. Starting in 2010, it became possible for us to hold non-controlling interests in companies.

The following table sets forth information regarding the hydroelectric generation plants in which we had a partial equity interest as of December 31, 2016:

Plant(1)	Installed capacity	Assured energy	Placed in service	Our ownership	Concession expires
	(MW)	(GWh/yr)		(%)
Elejor Facility (Santa Clara and Fundão)	246.5	1,229.0	July, 2005 June, 2006	70.0	May, 2037(2) December, 2032
Dona Francisca	125.0	683.3	February, 2001	23.0	August, 2033
PCH Arturo Andreoli (Foz do Chopim)	29.1	178.7	October, 2001	35.8	April, 2030

(1) The table above does not include HPP Lajeado since our equity interest is acconted for as a financial investment rather an operational asset.

(2) Elejor Facility adhered in January 14, 2015 the renegotiation of the hydrological risks, which caused the expiration date to be extended from 2036 to 2037.

Elejor Facility. The Elejor Facility consists of the Santa Clara and Fundão Hydroelectric Plants, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.5 MW, which includes two smaller hydroelectric generation units installed in the same location. Elejor signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. As of December 31, 2016, we own 70.0% of the common shares of Elejor, and Paineira Participações owns the remaining 30.0%.

Elejor is required to make monthly payments to the federal government for the use of hydroelectric resources, which in 2001 totaled R$19.0 million. This amount is adjusted on an annual basis by the IGP-M Index.

We have a power purchase agreement with Elejor, which provides that we will purchase all of the energy produced by the Santa Clara and Fundão facilities at a set rate until April 2019, to be adjusted annually in accordance with the IGP-M Index. In 2016, Elejor’s net revenues and net profits were R$263.7 million and R$49.1 million, respectively, while in 2015 its net revenues and net profits were R$237.7 million and R$43.1 million, respectively.

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

In 2016, DFESA’s net revenues and net profits were R$70.2 million and R$34.3 million, respectively, while in 2015 its net revenues and loss were R$67.1 million and R$4.7 million, respectively.

PCH Arturo Andreoli (“Foz do Chopim” Hydroelectric Plant). The Foz do Chopim Hydroelectric Plant is located on the Chopim River in the State of Paraná. We own 35.77% of the common shares of Foz do Chopim Energética Ltda., the entity that owns the Foz do Chopim Hydroelectric Plant. Silea Participações Ltda. owns the remaining 64.23%. The operation and maintenance of Foz do Chopim Hydroelectric Plant is performed by Copel Geração e Transmissão S.A. Energy supply agreements were executed at an average tariff of R$220.07/MWh. Foz do Chopim Energética Ltda. also has the authorization to operate Bela Vista SHP, a hydroelectric power plant which is located on the same river and has similar capacity. The process for obtaining the necessary installation environmental license is ongoing. In 2016, Foz do Chopim’s net revenues and net profits were R$40.8 million and R$29.9 million, respectively, while in 2015 its net revenues and net profits were R$47.6 million and R$33.5 million, respectively.

Wind Farm Generation Facilities

Since 2013 we have been expanding our energy generation capacity and diversifying our energy matrix through the development of renewable energy sources, like the construction and acquisition of wind farms in the State of Rio Grande do Norte.

The following table sets forth certain information relating to our wind farm plants in operation:

Plant	Installed capacity	Assured Power	Placed in Service	Concession Expires
	(MW)	(Average MW)
São Bento Energia	94.0	46.3
Boa Vista	14.0	6.3	February, 2015	April, 2046
Olho d'Água	30.0	15.3	February, 2015	May, 2046
São Bento do Norte	30.0	14.6	February, 2015	May, 2046
Farol	20.0	10.1	February, 2015	April, 2046
Palmas	2.5	0.5	February, 1999	September, 2029
Copel Brisa Potiguar Wind Complex	183.6	92.6
Asa Branca I	27.0	14.2	August, 2015	April, 2046
Asa Branca II	27.0	14.3	September, 2015	May, 2046
Asa Branca III	27.0	14.5	September, 2015	May, 2046
Eurus IV	27.0	14.7	August, 2015	April, 2046
Santa Maria	29.7	15.7	April, 2015	May, 2047
Santa Helena	29.7	16.0	May, 2015	April, 2047
Ventos de Santo Uriel	16.2	9.0	May, 2015	April, 2047
São Miguel do Gostoso I(1)	108.0	57.1
Carnaúbas	27.0	13.1	June, 2015	April, 2047
Reduto	27.0	14.4	June, 2015	April, 2047
Santo Cristo	27.0	15.3	June, 2015	April, 2047
São João	27.0	14.3	June, 2015	March, 2047

 (1) Copel has a 49% interest in São Miguel do Gostoso I. These wind farms are able to start up production, waiting for completion of the construction of transmission line.

São Bento Energia. On February 26, 2015, the four wind farms (Boa vista, Olho d’Água, São Bento do Norte and Farol) included in the São Bento Wind Farm Complex, located in the State of Rio Grande do Norte began operations. With an installed capacity of 94 MW and assured energy of 46.3 average-MW. In August 2010, 43.7 average-MW of energy generated at a weighted average price of R$134.40/MWh (annually adjusted by IPCA index) was sold to fifteen distribution concessionaires in ANEEL public auctions. The energy to be generated by these wind farms was sold through 20-year term contracts.

Copel Brisa Potiguar Wind Complex. On September 15, 2015, Copel concluded the installation of the Brisa Potiguar Wind Complex with an installed capacity 183.6 MW and assured energy of 92.6 average-MW. An assured energy of 52.2 average-MW (from Asa Branca I, Asa Branca II, Asa Branca III and Eurus IV) was committed under contract to electric power distributors in the alternative energy auction in August 2010 at a weighted average price of R$135.40/MWh (adjusted annually by IPCA inflation index) and an average of 40.7 MW (from WPPs Santa Helena, Santa Maria and Santo Uriel) was committed under contract in the 6th Reserve Energy Auction held in August 2011 at a weighted average price of R$101.98/MWh (annually adjusted by the IPCA inflation index). The energy to be generated was sold through 20-year term contracts with payments beginning in April 2015.

São Miguel do Gostoso I. In June 2014, we negotiated with Voltalia Energia do Brasil Ltda. (Voltalia) the acquisition of a 49% interest in the São Miguel do Gostoso I Wind Farm Complex, in the state of Rio Grande do Norte. The São Miguel do Gostoso wind farm complex has 108 MW of installed capacity and assured energy of 57.1 average-MW, and its energy was sold in the 4th Reserve Energy Auction at an average price of R$98.92/MWh through 20-year term contracts. In April 2015, we concluded the construction on this wind farm complex and ANEEL, in July and August 2015, classified it as ready for commercial operation. This wind farm complex will only start production after the necessary transmission lines are completed.

Thermoelectric Generation Facilities

The following table sets forth certain information about our thermoelectric plants in operation as of December 31, 2016:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession expires
	(MW)	(GWh/yr)		(%)
Araucária	484.1	3,199.2(1)	September, 2002	80.0	December, 2029
Figueira	20.0	90.2	April, 1963	100.0	March, 2019

(1) The annual assured energy of thermal plants such as Araucária varies depending on the price of natural gas, according to criteria established by the MME.

Araucária. We have an 80% interest in UEG Araucária Ltda., which owns the Araucária Thermoelectric plant, a natural gas thermoelectric power plant, located in the state of Paraná. The Araucária Thermoelectric plant has 484.1 MW of installed capacity, does not have Availability Agreements currently in force and operates under a business model in which revenue depends on the plant’s operation. When produced, energy will be sold in the spot market as directed by the ONS.

Figueira. The Figueira Plant is located in the city of Figueira, in the northeast of the state of Paraná, on an area called “Rio do Peixe” valley (where the main coal basin of Paraná is located). Operation and maintanence of this facility is performed by “Companhia Carbonífera do Cambuí”, a company also responsible for supplying the coal consumed in the plant.

Expansion and Maintenance of Generating Capacity

We expect to spend R$808.6 million in 2017 to expand and maintain our generation capacity, including participation in new businesses, of which R$638.6 million will be invested in Complexo Eólico Cutia, R$24.1 million will be invested in the Colíder Hydroelectric Power Plant and R$20.5 million will be invested in the Baixo Iguaçu Hydroelectric Power Plant. The remaining amount will be spent on equipment maintenance, the modernization of the Figueira Thermal Power Plant, and other projects.

Hydroelectric Power Plant Projects

We have interests in several hydroelectric generation projects. The following table sets forth information regarding our major hydroelectric generation projects under construction.

Facility	Installed capacity	Estimated assured energy (1)	Budgeted completion cost	Beginning of operation (expected)	Our ownership	Status
	(MW)	(GWh/year)	(R$ million)		(%)
Colíder HPP	300.0	1,558	2,153	December, 2017(2)	100.0	Concession granted
Baixo Iguaçu HPP	350.2	1,500	2,286	November, 2018	30.0	Concession granted

(1) Values used to determine volumes committed for sale.

(2) The scheduled commencement of operations for the Colíder plant was delayed due to fortuitous events.

Colíder. In July 2010, we won an ANEEL bid for the 35-year concession to build and operate the Colíder Hydroelectric Power Plant on the Teles Pires River in the State of Mato Grosso. The Colíder plant will have an installed capacity of 300 MW and is located between the municipalities of Nova Canaã do Norte and Itaúba, the municipalities of Colíder and Cláudia will also be affected by the future reservoir. The construction of the plant began in 2011 and about 92% of the work was concluded on 2016. The reservoir is completed and the spillway is being completed. Equipment manufacturing and electromechanical assemblies are underway, with the generating unit 01 entering its final phase of assembly in 2017. In February 2016, we started the construction of a 64-km-long transmission line that will connect the plant to the “Cláudia” substation. As a result of fortuitous events, Copel GeT filed an application with ANEEL to excuse it from certain fines, penalties and charges incurred as a result of the delay in the beginning of operations of the plant, initially scheduled for December 30, 2014. Copel GeT has been honoring the commitments of the Colíder HPP (CCEAR), totaling 125 average MW, using leftover energy de-contracted in other generation facilities.

In October 2015, COPEL GeT obtained a preliminary injunction exempting it from fines, penalties, and other charges until final ruling by ANEEL. ANEEL originally rejected our request and, therefore, Copel GeT filed an administrative appeal with ANEEL, requesting reconsideration of the decision. On March 14, 2017 ANEEL finally denied Copel GeT’s request. We plan to challenge ANNEL’s administrative decision in the judicial courts, and we believe we have good grounds for such challenge.

Additionaly, considering the delay in the operation schedule, Copel GeT adhered to the Mechanism for Compensation of Surpluses  and  Deficits – MCSD, aimed at reducing the amount of energy contracted under CCEARs and, as a result, the Colíder HPP obtained a release of its obligations to deliver energy in 2017 under the contracted CCEARs (125 average-MW).

Regarding the 177.9 MW average physical guarantee of the plant, established by Ordinance MME No. 258, as of December 21, 2016, 125.0 average MW are committed under a 30-year contract, at a price of R$103.40/MWh, as of July 1, 2010 (annually adjusted by the variation of the IPCA rate). The remaining 52.9 average MW not sold under this agreement have not yet been contracted and are available for sale to large consumers in the free market.

Baixo Iguaçu. In June 2013, we acquired a 30% equity interest in the Baixo Iguaçu HPP through a consortium, with no premium payment. Baixo Iguaçu is the last large energy project planned for the main Iguaçu River and will be located around 30 km downstream from Governador José Richa HPP - the Salto Caxias Hydroelectric Power Plant, which is 100% owned by Copel. The Baixo Iguaçu facility will have an installed capacity of 350.2 MW and will be located in the municipalities of Capanema, Capitão Leonidas Marques, Planalto, Realeza and Nova Prata do Iguaçu. Of the facility’s assured energy of 171.3 average MW, 121 average MW are committed under a 30-year contract to distributors at a price of R$98.98/MWh, as of July 1, 2008 (adjusted annually in accordance with the IPCA inflation index), with supply starting in September 2018. The remaining 50.3 average MW power not sold under this contract has yet to be contracted for and is still available for sale to large customers in the free market.

The construction of this facility began in 2013 and the the expected commercial operation in 2016 has changed because the environmental installation license has been suspended since June 2014 due to judicial disputes. The 4th Regional Federal Court determined the suspension of the construction, because the construction did not have the approval of the ICMBio, the environmental agency responsible for the Iguaçu National Park (Parque Nacional do Iguaçu) (the natural reserve is located 500 meters from the plant). On January 19, 2016, ANEEL (i) recognized that we were not responsible for this delay and delayed the construction deadline for additional 756 days, counted as from January 9, 2016 and (ii) recommended that the MME extend the deadline set forth for the beginning of the commercial operation of this facility, among others.

Baixo Iguaçu’s generating unit 1 is now scheduled to go into commercial operation in November 2018 and generating units 2 and 3 in December 2018 and January 2019, respectively.

Wind Farm Projects

                Currently, we hold 100% of the equity interest of 13 (thirteen) wind power plants under construction, totaling 332 MW of installed capacity. All the energy to be produced from these wind farms was sold to distribution concessionaires through 20-year agreements. The following table sets forth information regarding our wind farm projects:

Wind Farm	Installed capacity (1)	Estimated Assured Power	Budgeted completion cost	Beginning of operation (expected)	Our ownership	Concession expires
	(MW)	(Average MW)	(R$ million)		(%)
Cutia	332.0	126.2	2,211.4	-	100.0
Dreen Cutia	25.2	9.6	-	October, 2017	-	January, 2042
Dreen Guajiru	21.6	8.3	-	October, 2017	-	January, 2042
Esperança do Nordeste	30.0	9.1	-	October, 2017	-	May, 2050
GE Jangada	30.0	10.3	-	October, 2017	-	January, 2042
GE Maria Helena	30.0	12.0	-	October, 2017	-	January, 2042
Paraíso dos Ventos do Nordeste	30.0	10.6	-	October, 2017	-	May, 2050
Potiguar	28.8	11.5	-	October, 2017	-	May, 2050
São Bento do Norte I	24.2	9.7	-	January, 2019	-	August, 2050
São Bento do Norte II	24.2	10.0	-	January, 2019	-	August, 2050
São Bento do Norte III	22.0	9.6	-	January, 2019	-	August, 2050
São Miguel I	22.0	8.7	-	January, 2019	-	August, 2050
São Miguel II	22.0	8.4	-	January, 2019	-	August, 2050
São Miguel III	22.0	8.4	-	January, 2019	-	August, 2050

(1) The installed capacity for our wind farm projects can be reduced during the implementation of the projects.

Cutia. On October 31, 2014, in the 6th Reserve Energy Auction, we sold 71.2 average MW from the Cutia Wind Farm Complex (Dreen Cutia, Dreen Guajiru, Esperança do Nordeste, GE Jangada, GE Maria Helena, Paraíso dos Ventos do Nordeste and Potiguar) for R$144.00/MWh (maximum price in the auction). These seven wind farms have a combined installed capacity of 195.6 MW, assured energy of 71.4 average MW and will be built in the cities of Pedra Grande and São Bento do Norte, in the State of Rio Grande do Norte.

Additionally, in the 20th New Energy Auction (A-5), held on November 28, 2014, we sold an additional 54.8 average MW of wind power energy (for R$136.97/MWh), through Availability Agreements with a 20-year supply term. With a total capacity of 136.4 MW and assured energy of 54.8 average MW, the newest six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) belonging to the Cutia Wind Farm Complex, will be built in São Bento do Norte, in the State of Rio Grande do Norte, in the same region as the other Wind Farm Complexes belonging to Copel.

Development Projects

We are involved in various initiatives to study the technical, economic and environmental feasibility of certain hydroelectric, wind, solar photovoltaic and thermoelectric generation projects. These proposed generation projects would have a total of  2.412,5 MW of installed capacity. The following table sets forth information regarding our proposed generation projects.

Proposed Projects	Estimated Installed Capacity	Estimated Assured Energy	Our Ownership
	(MW)	(GWh/yr)	(%)
TPP Araucária II	500.0	4,029.6	100.0
TPP Litoral	500.0	4,029.6	100.0
TPP Sul	500.0	4,029.6	100.0
HPP São Jerônimo	331.0	1,560.2	41.2
TPP Norte Pioneiro	220.0	1,773.0	100.0
WPP Complexo Jandaia	99.0	428.2	100.0
WPP Complexo Alto Oriente	60.0	247.5	100.0
HPP Salto Grande	47.0	235.8	36.0
SHP Dois Saltos	30.0	135.7	30.0
SHP Foz do Curucaca	29.5	137.3	19.0
SHP Bela Vista	29.0	145.8	36.0
SHP Salto Alemã	29.0	173.8	19.0
SHP Alto Chopim	20.3	108.4	19.0
SHP Rancho Grande	17.7	90.4	19.0
TOTAL	2,412.5	17,124.9	-

In 2016, SEF - Saneamento e Engenharia Ferroviária Ltda decided to leave the Consortium Geração Luz Paranaense and its stake was distributed among the remaining consortium members. Therefore, the participation held by Copel in the projects (i) SHP Foz do Curucaca, (ii) SHP Salto Alemã, (iii) SHP Alto Chopim and (iv) SHP Rancho Grande; went from 15% to 19%. This increase did not require additional investments by COPEL. The abovementioned projects are currently in the process of requesting the revocation of their respective Authorization Grants before ANEEL. If approved, ANEEL will be able to run a new public bid and grant new Authotization Grants with respect to the projects.

In 2017, we plan to bid for concessions to construct and operate new hydroelectric power plants in power auctions in the regulated market for new generation projects. We are studying the feasibility of our participation in the hydroelectric, wind farms and solar photovoltaic projects planned to be listed in the auctions of 2017. We will also conduct studies of new hydroelectric power plants. For instance, we have partnered with BE - Empresa de Estudos Energéticos S.A., Minas PCH S.A. and Silea Participações S.A. to develop studies in the lower region of the Chopim River, which may lead to the development of another four (4) hydroelectric projects. We are also conducting studies related to future government auctions for wind farms, solar photovoltaic and hydro power plants, small hydroelectric plants and thermoelectric power plants in which we may eventually participate. Other renewable energy projects under study or development include the use of municipal solid waste in power generation, and termosolar energy. For instance, in the end of 2016, Copel installed two solarimetric stations in the state of Rio Grande do Norte at the substations of the Brisa Potiguar wind farm. Solarimetric measurements are being conducted in 2017 and may support the development of photovoltaic solar plant projects in the area.

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

The following table sets forth certain information concerning our transmission and distribution grids on the dates presented.

	At December 31,
	2016	2015	2014	2013	2012
Transmission lines (km):
230 kV and 500 kV	2,514	2,398.8	2,197.3	2,160.9	2,010.7
138 kV	7.2	7.2	7.2	7.2	7.2
69 kV(1)	-	-	-	5.4	5.4
Distribution lines (km):
230 kV	165.5	129.6	123.5	63.3	68.3
138 kV	5,970.3	5,866.6	5,153.5	5,054.7	4,880.1
69 kV	695.4	695.3	727.2	932.5	968.5
34.5 kV	84,071.3	83,347.4	82,232.5	81,546.1	81,253.3
13.8 kV	104,556.0	103,488.2	101,688.7	100,279.8	99,195.1
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV)(2)	22,535.4	21,727.2	21,649.7	20,576.5	19,454.8
Generation (step up) substations	6.335,0	6,312.4	6,312.4	5,006.8	5,006.8
Distribution substations (34.5 kV)	1,488.5	1,517.2	1,545.0	1,480.2	1,504.8
Distribution transformers	12,548.2	12,032.7	11,278.2	10,882.2	10,325.3
Total energy losses	7.0%	7.0%	7.8%	7.2%	7.7%

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

Transmission

Our transmission system consists of all our assets of 230 kV and greater and a small portion of our 69 kV and 138 kV assets, which are used to transmit the electricity we generate and the energy we receive from other sources. In addition to using our transmission lines to provide energy to customers in the State of Paraná, we also transmit energy through the Interconnected Transmission System. Two companies owned by the federal government, Eletrosul and Furnas, also maintain significant transmission systems in the State of Paraná. Furnas is responsible for the transmission of electricity from Itaipu, while Eletrosul’s transmission system links the states in the south of Brazil. Copel, like all other companies that own transmission facilities, is required to allow third party access to its transmission facilities in exchange for compensation at a level set by ANEEL.

Currently, we carry out the operation and maintenance of 2,574 km of transmission lines, 34 (thirty-four) substations in the State of Paraná and 2 (two) substation in the State of São Paulo. In addition, we have partnerships with other companies to operate 4,025 km of transmission lines and  9 (nine) substations through special purpose companies (SPCs).

The table below sets forth information regarding our transmission assets in operation:

Subsidiary / SPC	Transmission Lines	TL Extension (km)	Number of Substations	Concession Expiration Date	Our Ownership	APR ¹ (R$ million)
COPEL GeT	Main Transmission Concession(1)	2,021	32	December, 2042	100%	192.1
COPEL GeT	TL Bateias - Jaguariaiva	137	-	August, 2031	100%	19.1
COPEL GeT	TL Bateias - Pilarzinho	32	-	March, 2038	100%	1.0
COPEL GeT	TL Foz - Cascavel Oeste	116	-	November, 2039	100%	11.2
COPEL GeT	Cerquilho III Substation	-	1	October, 2040	100%	4.5
COPEL GeT	TL Londrina – Figueira Foz do Chopim – Salto Osório	102	-	August, 2042	100%	5.6
COPEL GeT	TL Assis – Paraguaçu Paulista Paraguaçu Paulista II Substation	83	1	February, 2043	100%	7.7
COPEL GeT	Curitiba Norte Substation TL Bateias – Curitiba Norte	31	1	January, 2044	100%	8.4
COPEL GeT	Realeza Sul Substation TL Foz do Chopim- Realeza Sul	52	1	September, 2044	100%	7.0
Subtotal Copel GeT		2,574	36			256.6
Costa Oeste	LT Cascavel Oeste - Umuarama Sul SE Umuarama Sul	152	1	January, 2042	51%(2)	6.5
Transmissora Sul Brasileira	Nova Sta Rita - Camaquã	785	1	May, 2042	20%(2)	13.6
Caiuá Transmissora	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	136	2	May, 2042	49%(2)	12.0
Integração Maranhense	LT Açailandia-Miranda II	365	-	May, 2042	49%(2)	18.0
Marumbi	LT Curitiba – Curitiba Leste	29	1	May, 2042	80%(2)	14.3
Matrinchã	TL Paranaíta - Ribeirãozinho	1,005	3	May, 2042	49%(2)	94.2
Guaraciaba	TL Ribeirãozinho - Marimbondo	600	1	May, 2042	49%(2)	48.7
Paranaíba	TL Barreiras II - Pirapora II	953	-	May, 2043	24.5%(2)	32.1
Subtotal SPCs		4,025	9			239.4
Total		6,599	45			496.0

(1) Our main transmission concessions encompasses several transmission lines.

(2) Refers to the equity interest held by Copel Geração e Transmissão.

Expansion and Maintenance of Transmission Facilities

The construction of new transmission facilities of 230 kV and higher must be awarded in a bidding process or otherwise authorized by ANEEL. We are permitted by ANEEL to make minor improvements to some of the existing 230 kV and 500 kV facilities.

In June 2010, Copel won a public auction No. 001/2010 for the construction and operation of the transmission line Araraquara II - Taubaté which is a 356 km transmission line of 500 kV, located in the State of São Paulo. With a APR of R$27.4 million, the corresponding concession agreement was signed in May 2014 and we expect to complete the construction work of these facilities by August 2017.

In November 2013, SPC Mata de Santa Genebra Transmissora, a strategic agreement between Copel (50.1%) and Furnas (49.9%), won the right to build and operate 847 km of transmission lines and three substations in the States of Paraná and São Paulo. With a APR of R$109.9 million, the corresponding concession agreement was signed in May 2014, and these transmission lines are scheduled to become operational in November 2017.

In May 2014, Copel won an ANEEL public auction for the construction and operation of two lots of transmission lines, the first lot composed of 52 km of transmission lines and one substation in the State of Paraná and the second lot composed of 120 km of transmission lines in the States of Paraná and São Paulo. With a total APR of R$25.3 million, the corresponding concession agreements were signed in September 2014. The first one became operational in January 2017 and the second one is scheduled for September 2017.

In the same public auction, a strategic agreement between Copel (49%) and Elecnor (51%) won the right to construct and operate 328 km of transmission lines in the States of São Paulo and Minas Gerais. With an APR of R$45.9 million, the corresponding concession agreement was signed in September 2014, and these transmission lines are scheduled to become operational in March 2018.

In November 2015, Copel GeT won  ANEEL’s public auction No. 005/2015 for the construction and operation of 230 km of transmission lines in the States of Paraná and Santa Catarina, and three substations in the State of Paraná, with a total capacity of 900 MVA. With an APR of R$104.8 million, the corresponding concession agreement was signed in April 2016, and these transmission lines are scheduled to become operational part in September 2019 and part in March 2021.

The table below summarizes information regarding our transmission assets currently under construction:

Subsidiary / SPC	Transmission Lines	State	Km	Number of Substations	Our Ownership	Beginning of Operation (expected)
COPEL GeT	TL Araraquara II — Taubaté	SP	334	-	100%	August, 2017
COPEL GeT	TL Assis – Londrina	SP / PR	123	-	100%	September, 2017
COPEL GeT	TL Curitiba Leste-Blumenau TL Baixo Iguaçu-Realeza	PR/SC	189	3	100%	March, 2021
Subtotal Copel GeT			646	3
Mata de Santa Genebra	TL Araraquara II - Bateias	SP / PR	885	1	50.1%	October, 2017
Cantareira	TL Estreito - Fernão Dias	SP / MG	342	-	49%	March, 2018
Subtotal SPC			1,227	1

Distribution

Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 138 kV and a small portion of our 230 kV assets. Higher voltage electricity is supplied to bigger industrial and commercial customers and lower voltage electricity is supplied to residential, small industrial, and commercial customers in addition to other customers. As of December 31, 2016, we provided electricity in a geographic area encompassing approximately 98% of the State of Paraná and served 4.4 million customers.

Our distribution grid includes 195,458.5 km of distribution lines, 417,689 distribution transformers and 223 distribution substations of 34.5 kV, 35 substations of 69 kV and 106 substations of 138 kV. During 2016, 60,705 new customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas with large concentration of trees in the vicinity of the distribution grid.

We have 22 customers that are directly supplied with energy at a high voltage (69 kV and above) through connections to our distribution lines. These customers accounted for approximately 3.5% of the total volume of electricity sold by Copel Distribuição or 2.1% of our total volume of electricity sold in 2016.

We are also responsible for expanding the 138 kV and 69 kV distribution grid within our concession area to meet any future demand growth.

Performance of the Distribution System

Total losses are commonly divided into a technical and non-technical component. Technical losses are inherent to the transportation of electricity and consist mainly of power dissipation in the line network. Non-technical (or commercial) losses are caused by actions external to the power system (for instance, electricity theft). Since total losses are comprised of both technical and non-technical parcels, the latter is easily calculated as the difference between total losses and the estimated technical losses inherent to the system.

Total losses in our distribution system are segmented between (i) losses in the basic network (tension equal to or greater than 230kv), which are external to our distribution grid and have a technical cause, and (ii) losses in the distribution network (internal to our distribution grid), which are usually caused by both technical and non-technical reasons.

Losses in the basic network are calculated monthly by the CCEE as the diference between the total generation and the energy effectively delivered to the distribution networks. The total losses from our distribution grid are calculated as the difference between the energy allocated to the system and the energy supplied to the customers.

Our total energy distribution losses (including transmission system, technical and commercial losses) totaled 12.8% of the total energy amount available in 2016, being (i) 1.9% related to losses in the basic network, (ii) 6.3% of technical losses and (iii) 4.6% of non-technical losses.

Furthermore, ANEEL requires distributors to observe certain standards for “energy supply continuity”, namely (i) duration of outages per customer per year or DEC – Duração Equivalente de Interrupção por Unidade Consumidora and (ii) frequency of outages per customer per year or FEC – Frequência Equivalente de Interrupção por Unidade Consumidora. Information regarding the duration and frequency of outages for our customers is set forth in the following chart for the years indicated.

Quality of supply indicator	2016	2015	2014	2013	2012
DEC – Duration of outages per customer per year (in hours)	10h49min	13h40min	14h01min	11h37min	10h15min
FEC – Frequency of outages per customer per year (number of outages)	7.23	8.33	9.08	8.06	7.84

We comply with the quality indicators defined by ANEEL for 2016, which penalizes power outages in excess of an average number of hours per customer, in each case calculated on an annual basis. These limits vary depending on the geographic region, and the average limit established by ANEEL for our distribution company was 13 hours and 37 minutes of outages per customer per year, and a total of 9.24 outages per customer per year. Failure to comply with these predetermined standards with a Final Customer results in a reduction of the amount we can charge such Final Customer in future periods.

In addition, quality target indicators are taken into consideration by ANEEL during distribution concession renewal proceedings, and also influence ANEEL’s calculation of our tariff adjustments. For more information, see “Distribution Concessions” and “Distribution Tariffs”.

Purchases

The following table contains information concerning volume, cost and average tariff for the main sources of the electricity we purchased in the last three years.

Source	2016	2015	2014
Itaipu
Volume (GWh)	5,958	5,941	5,870
Cost (R$ millions)	1,089.9	1,567.8	756.1
Average tariff (R$/MWh)	182.91	263.89	128.80
Angra
Volume (GWh)	1,026	1,051	1,046
Cost (R$ millions)	227.0	178.2	157.4
Average tariff (R$/MWh)	221.25	169.55	150.48
CCGF
Volume (GWh)	7,553	3,873	1,315
Cost (R$ millions)	499.9	132.1	42.6
Average tariff (R$/MWh)	66.19	34.11	32.40
Auctions in the regulated market
Volume (GWh)	13,387	15,722	16,281
Cost (R$ millions) (1)	2,493.6	3,502.2	3,1
Average tariff (R$/MWh)	186.27	222.76	196.19

 (1) These numbers do not include short-term energy purchased through the CCEE.

Itaipu

We purchased 5,958 GWh of electricity from Itaipu in 2016, which constituted 10.4% of our total available electricity in 2016 and 20.0% of Copel Distribuição’s total available electricity in 2016. Our purchases represented approximately 9.3% of Itaipu’s total production. Distribution companies operating under concessions in the midwest, south and southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars, and have been set for 2017 at US$28.73 per kW per month.

In 2016, we paid an average tariff of R$182.91/MWh for energy from Itaipu, compared to R$263.89/MWh in 2015. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

ANGRA

Because Eletronuclear renewed the generation concession of Angra under the 2013 Concession Renewal Law, the energy generated by Angra is no longer sold in auctions in the regulated market. Rather, under the 2013 Concession Renewal Law, this energy is sold to distributors in accordance with the quota system established by said law. For more information, see “item 4. The Brazilian Electric Power Industry”. As a result, Copel Distribuição was legally required to purchase 1,026 GWh from Angra in 2016, 1,051 GWh in 2015 and 1,046 GWh in 2014.

Assured Power Quota Contract – CCGF

Under the 2013 Concession Renewal Law, certain generation concessionaires renewed their concession contracts, and therefore these concessionaires no longer sell the energy produced by these generation facilities at auctions in the regulated market. Rather, this energy is sold to distribution companies in accordance with the quota system established by the 2013 Concession Renewal Law. For more information, see “item 4. The Brazilian Electric Power Industry”. Copel Distribuição is obligated to purchase energy from these generation concessionaires that have renewed generation concessions under this quota system. Copel Distribução was legally required to purchase 7,553 GWh in CCGF contracts in 2016, 3,873 GWh in 2015 and 1,315 GWh in 2014.

Auctions in the Regulated Market

In 2016, we purchased 13,387 GWh of thermoelectric and hydroelectric energy through auctions in the regulated market. This energy represents 44.8% of the total electricity we purchased. For more information on the regulated market and the free market, see “The Brazilian Electric Power Industry—The New Industry Model Law”.

Sales to Final Customers

During 2016, we supplied approximately 97% of the energy distributed directly to Captive Customers in the State of Paraná. Our concession area includes 4.5 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, located south of the State of Paraná. We also sold energy to a total of 40 (forty) Free Customers, 4 (four) of which were located outside of our concession area. During 2016, the total power consumption of our Captive Customers and Free Customers was 26,209 GWh, a 6.2% decrease as compared to 27,949 GWh during 2015. The following table sets forth information regarding our volumes of energy sold to different categories of purchasers for the periods indicated.

	Year ended December 31,
Categories of purchaser	2016	2015	2014	2013	2012
	(GWh)
Industrial customers	9,585	10,823	10,841	10,675	8,799
Residential	6,932	6,957	7,267	6,888	6,559
Commercial	5,108	5,542	5,482	5,086	5,058
Rural	2,180	2,256	2,252	2,081	2,025
Other(1)	2,404	2,371	2,382	2,279	2,211
Total(2)	26,209	27,949	28,224	27,008	24,652

(1) Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.

(2) Total GWh does not include our energy losses.

The following table sets forth the number of our Final Customers in each category as of December 31, 2016.

Category	Number of Final Customers
Industrial	82,075
Residential	3,597,105
Commercial	382,127
Rural	360,066
Other(1)	57,454
Total	4,478,827

 (1) Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.

Industrial and commercial customers accounted for approximately 34.3% and 20.4%, respectively, of our total net revenues from sales to Final Customers during 2016. In 2016, 26.2% of our total net revenues from energy sales were from sales to residential customers.

Tariffs

Retail Tariffs. We classify our customers in two groups (“Group A Customers” and “Group B Customers”), based on the voltage level at which electricity is supplied to them and on whether they are considered as industrial, commercial, residential or rural customers. Each customer falls within a certain tariff level defined by law and based on the customer’s classification, although some flexibility is available according to the nature of each customer’s demand. Under Brazilian regulation, low voltage customers such as residential customers (other than Low Income Residential Customers, as defined below) pay the highest tariff rates, followed by 13.8 kV and 34.5 kV voltage customers (usually commercial customers), and 69 kV and 138 kV voltage customers (usually industrial customers).

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

The following table sets forth the average tariffs for each category of final customer in effect in 2016, 2015 and 2014.

Tariffs	2016	2015	2014
	(R$/MWh)
Industrial	398.35	369.91	236.35
Residential	459.35	434.82	292.99
Commercial	439.47	407.17	269.00
Rural	302.47	272.10	178.48
Other customers	331.85	316.56	208.73
All Final Customers	410.08	382.82	252.63

Low Income Residential Customers. Under Brazilian law, we are required to provide discounted rates to certain low income residential customers (“Low Income Residential Customers”). In December 2016, we served about 298,706 low income residential customers. For servicing these customers, in 2016 we received an approximately R$73.5 million grant from the Brazilian Federal Government, which was approved by ANEEL.

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

Transmission Tariffs. A transmission concessionaire is entitled to annual revenues based on the transmission network it owns and operates. These revenues are annually readjusted according to criteria stipulated in the concession contract. We are directly a party to twelve transmission concession contracts, nine of which are in the operational stage and three of which are in construction. Not all of the transmission concession contracts employ the same revenue model. 7.4% of our transmission revenues are updated on an annual basis by the IGP-M and the other 92.6% are subject to the tariff review process.

Of all our transmission concessions in operational stage, our main transmission concession (which involves our main transmission facilities) accounted for about 74.9% of our gross transmission revenues in 2016.

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

By late 2012, Copel decided to anticipate the extension of its main transmission concession agreement (corresponding to 78% of the Company’s transmission lines then in operation) that would expire in 2015, pursuant to the new rules of the 2013 Concession Renewal Law. In December 2012, Copel executed the Third Addendum to the Concession Agreement 060/2001, extending this transmission concession agreement until December 31, 2042. In order to adjust these assets’ annual permitted revenue to the new rules of 2013 Concession Renewal Law, ANEEL reduced the transmission tariffs we charged by 61.9%.

In addition, we have 8 (eight) concession agreements for transmission lines and substations in operation, which correspond to an aggregate of 25.2% of our transmission revenues. The amount of revenues we are entitled to receive pursuant to one of these contracts is updated on an annual basis by the IGP-M and is not subject to the tariff review process. However, this amount will be reduced by 50% from the 16th year forward, as of 2018. Other seven agreements revenues are subject to the tariff review process and adjustments by the IPCA.

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

In 2015, (i) two of our transmission concession agreements (including our main transmission concession agreement), were adjusted by the IPCA and improvements to the system were approved by ANEEL (average increase of 15.6%), (ii) three transmission concession agreements were adjusted by the IPCA (8.5%), (iii) one transmission concession agreement was adjusted by the IGP-M (4.1%), and (iv) two transmission agreement became operational on June 28, 2015 and January 25, 2016, adding R$12.1 million of annual permitted revenues. As a result, the annual permitted revenues for the 2015/2016 cycle for our transmission assets reflects an increase of 21.0% over our annual permitted revenues for the 2014/2015 cycle.

In 2016, (i) four of our transmission concession agreements (including our main transmission concession agreement), were adjusted by the IPCA and improvements to the system were approved by ANEEL (average increase of 9.5%), (ii) two transmission concession agreements were adjusted by the IPCA (9.3%), (iii) one transmission concession agreement was adjusted by the IGP-M (11.1%), and (iv) two transmission agreement became operational on May 16, 2016, and on January 15, 2017, adding R$15.4 million of annual permitted revenues. As a result, the annual permitted revenues for the 2016/2017 cycle for our transmission assets reflects an increase of 16.7% over our annual permitted revenues for the 2015/2016 cycle.

The table below shows our APR (R$ million) for the last four cycles of transmission lines over which we hold an 100% ownership:

Contract	Transmission Line / Substation	Jul.2016 Jun.2017	Jul.2015 Jun.2016	Jul.2014 Jun.2015	Jan.2014 Jun.2014
		APR (R$ million)
060/2001	Main Transmission Concession(1)	192.1	174.9	150.1	126.4
075/2001	Bateias – Jaguariaiva	19.1	17.2	16.5	15.3
006/2008	Bateias – Pilarzinho	1.0	0.9	0.9	0.8
027/2009	Foz do Iguaçu - Cascavel Oeste	11.2	10.2	10.1	9.1
015/2010	Cerquilho III	4.5	4.6	4.2	-
022/2012	Foz do Chopim – Salto Osório	5.6	5.1	1.1	-
002/2013	Assis-Paraguaçu Paulista II SE Paraguaçu Paulista II	7.7	7.0	-	-
005/2014	Bateias – Curitiba Norte	8.4	-	-	-
021/2014	Foz do Chopim - Realeza(2)	7.1	-	-	-
Total		256.7	219.9	182.9	151.6

 (1) Our main transmission concessions encompasses several transmission lines.

(2) This transmission line became operational in January 2017.

Other Businesses

Telecommunications

Copel Telecomunicações S.A. Pursuant to an authorization from the Brazilian National Telecommunication Agency, Agência Nacional de Telecomunicações (“ANATEL”), we provide telecommunication services within the States of Paraná and Santa Catarina. We have been offering these services since August 1998 through the use of our fiber optics network (totaling 31,117 km of fiber optic cables by the end of 2016). In 2016, we served the 399 municipalities in the State of Paraná and two additional municipalities in the State of Santa Catarina and we have also been involved in an educational project aimed at providing public elementary and middle schools in the State of Paraná with broadband internet access.

We provide services to most of the major Brazilian telecommunication companies that operate in the State of Paraná. In total, we have corporate clients that include supermarkets, universities, banks, internet service providers and television networks in addition to retail clients. We also provide a number of different telecommunication services to our subsidiaries.

Sercomtel. We own 45% of the stock of Sercomtel Telecomunicações S.A. (“Sercomtel”). Sercomtel hold concessions to provide fixed and mobile telephone services in the municipalities of Londrina and Tamarana in the State of Paraná and has obtained ANATEL’s authorization to provide telephone services to all other cities in the State of Paraná. Currently, Sercomtel operates under an authorization regime with its own network in 14 (fourteen) cities of the State of Paraná. Through a commercial agreement in force since March 2012, Sercomtel has been providing telephone services to another 66 (sixty-six) cities within the State of Paraná, including Curitiba. Sercomtel has concessions from ANATEL to provide cable television in São José in the State of Santa Catarina and Osasco in the State of São Paulo and radio-wave television transmission in Maringá in the State of Paraná.

As of December 31, 2016, Sercomtel, in its concessions area for fixed telephone services, had a total of 302,974 telephone lines installed, of which 254,878 were in operation. As of December 31, 2016, Sercomtel had an installed capacity of 100,000 terminals in its Global System for Mobile Communications GSM system, of which 71,460 were in operation. Sercomtel 2016 net revenues were R$162.0 million, registering a loss of R$20.4 million.

In addition to the telecommunications business, Sercomtel currently holds 100% of the capital stock of three subsidiaries: (i) Sercomtel Participações, a company whose purpose is to provide added value services, design, deploy and maintain internet service providers, operate a service center for users of telecommunications services, offer integrated IT solutions, among others (ii) Sercomtel Contact Center, a company whose purpose is to operate call centers, develop and implement CRM - Customer Relation Management projects, provide customer service and relationship services, among others, and (iii) Sercomtel Illumination, that provides maintenance services in public lighting in the city of Londrina, State of Paraná.

Water and Sewage

In January 2008, Copel bought a 30% stake in Dominó Holdings S.A. (“Dominó Holdings”) held by Sanedo Ltda., a wholly-owned subsidiary of Grupo Veola, for R$110.2 million.

In March 2014, we restructured our equity interest in Dominó Holdings and its subsidiary Companhia de Saneamento do Paraná – Sanepar (“Sanepar”), a public utility company that provides 345 urban and rural municipalities and approximately 10.8 million people in the State of Paraná, with water distribution services and 7.1 million with sewage services.

In December 2016, Dominó Holdings converted 41,000,000 of Sanepar’s voting shares into 41,000,000 preferred shares and tagged along Sanepar’s initial and secondary public offering at the pricing of R$9.50 per share. Dominó Holdings had its Sanepar’s voting shares reduced to 16,237,359 shares, or 9.7% voting capital and 3.2% of Sanepar’s total capital.

Currently we hold (i) indirectly through Copel Comercialização S.A. 49% of the remaining 16,237,359 Sanepar’s voting shares held by Dominó Holdings, representing then 1.6% of its voting capital,  and (ii) directly 36,343,267 of Sanepar’s preferred shares, or 7.2% of its total capital. State of Paraná owns now 89.8% of Sanepar’s total voting capital and 29.9% of its total capital.

Dominó Holdings’ net income in 2016 was R$76.5 million.

Gas

Gas Distribution

We are engaged in the distribution of natural gas through Companhia Paranaense de Gás (“Compagas”), the company that holds the exclusive rights to supply piped gas in the State of Paraná. Compagas operates the gas distribution grid in the State of Paraná, which covered 800 kilometers in 2016, an increase of 2.5% compared to 780 kilometers covered in 2015. In 2016, Compagas’s net revenues were R$542.8 million, a decrease of 61%, compared to 2015, and its net income was R$5.0 million, a decrease of 78.5% compared to 2015. Compagas’ customers include thermoelectric plants, cogeneration plants, gas stations, other businesses and residences. Compagas is focusing its business strategy on increasing the volume of gas it distributes to customers by marketing the benefits of substituting oil and other fuels by gas as a mean of achieving greater energy efficiency. Compagas’ customer base increase 13%, to 36,189 customers in 2016 from 31,790 in 2015.

Compagas registered a decrease of 11% in the average daily volume of natural gas distributed to Final Customers, to 1,259,138 cubic meters per day in 2016 (not including the volume of gas supplied to Araucária Thermoelectric plant) compared to 1,415,837 cubic meters per day in 2015. In addition, Compagas makes available its distribution grid to transport natural gas to Araucária TPP. In 2016, Petrobras S.A. delivered 15,4 million cubic meters of gas to Araucária TPP, compared to 1,316,754 million cubic meters in 2015.

As of December 31, 2016, we owned a controlling stake (51%) of the capital stock of Compagas and consolidated this equity interest in our financial statements. The minority shareholders of Compagas are Petrobras and Mitsui Gás, each of which owns 24.5% of the capital stock of Compagas.

Gas Exploration

In the 12th bidding round of ANP, held at the end of 2013, the consortium formed by us (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%), the latter acting as operating company, won the right to explore, research, develop and produce oil and natural gas in four blocks located in the central southern region of the State of Paraná, in a 11,327 km² area. The minimum investment in the first phase of the research is approximately R$78.1 million for a 4-year term. We and our partners have signed the concession contracts for 2 blocks in May 2014. However, the first phase of exploration for these two blocks was halted due to public civil action. The execution of the concession agreements for the remaining two blocks is also on hold as a result of said civil action.

Moreover, the Government of the State of Paraná recently enacted Law No. 18,947 (December 22, 2016) - suspending for ten years the exploration of shale gas through the drilling / fracking method. The suspension is intended to prevent environmental damage. As a result of the recent developments mentioned above, we are currently assessing the next steps with respect to this project.

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

The 2013 Concession Renewal Law applies to all generation, transmission and distribution contracts that were in effect as of 1995 (and, in the case of generation concessions, entered into prior to 2003), regardless of whether a contract grants to the concessionaire the right to renew a concession on its original terms. For example, several of our concession contracts contain provisions allowing us to renew these concessions for a period of 20 years. Under the 2013 Concession Renewal Law, in order to renew these contracts, we nonetheless would be required to accept the application of the conditions imposed by the 2013 Concession Renewal Law to the contract, and the concession contract would then be renewed for 30 years, rather than 20 years. If we choose to renew a concession contract that contains a renewal provision, we would be indemnified by the Brazilian government using funds from the RGR Fund (see Energy Sector Regulatory Charges) in an amount equal to the portion of our investments related to the concession that have not yet been amortized or depreciated, as calculated by ANEEL.

If a concessionaire decides not to accept the new tariff regime with respect to a concession contract and therefore decides not to renew the contract, the concession will terminate at the end of its original term, and the Brazilian government will conduct a new competitive bidding process for the concession. The original concessionaire may participate in the new competitive bidding process.

Generation Concessions

                Out of the 18 generation plants we operated in 2016, 15 were operated pursuant to generation concession agreements that were still in effect. The other three generation plants (Capivari Cachoeira, Chopim I and Rio dos Patos, with respective installed capacity of 260 MW, 8.2 MW, 1.8 MW and 1.7 MW) were plants for which we had concession agreements that expired between 2014 and 2015 and for which we elected not to renew the respective concessions.

With respect to Capivari Cachoeira, although Copel GeT did not elect to renew the original concession for the Capivari Cachoeira HPP, it participated in the new competitive bidding process and won. On January 5, 2016, Copel GeT executed a concession agreement with ANEEL so that it will continue to operate this plant under an operation and maintenance regime until 2045. We paid a total amount of R$574.8 million as signing bonus for this concession agreement.

The Capivari Cachoeira Plant has 260 MW of installed capacity, assured average power of 109 MW and the revenue of its operation and maintenance for the period of July 2015 to June 2016 was R$130.9 million and for the period of July 2016 to June 2017 is R$126.1 million. 100% of the energy generated by this plant in 2016 was allocated in quotas to the regulated market, and reduced to to 70% on January 1, 2017. Copel GeT will no longer bear the hydrological risk for “assured energy” under the Energy Reallocation Mechanism (MRE) associated with the Capivari Cachoeira Plant.

With respect to Chopim I, it is worth mentioning that Law No. 13,097/15, enacted in January 2015, changed the installed capacity limit for Hydroelectricity Generation Centers – HGCs and SHPs. After this change, HGCs’ limit installed capacity increased from 1MW to 3MW. As a result, the Chopim I plant, which used to be classified as a SHP, is now a HGC, and no longer needs a concession, but rather a registration with ANEEL.

With respect to the Rio dos Patos facility, we are currently in charge of the facility on a temporary basis but the operation has been suspended since September 2014 as a result of a flood damage occured in July of that same year. In February 2017, ANEEL recommended to the MME the shut down of the facility without reverting the assets to the granting authority. We are currently awaiting MME´s decision with respect to this facility.

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

The following tables sets forth information relating to the terms as well as the renewals of our main generation hydroelectric, thermoelectric and wind farm plants, whose original concessions are not yet subject to the 2013 Concession Renewal Law and all of which we hold a direct ownership interest in:

Hydroelectric Plants	Initial concession date	First expiration date	Extension Date	Final expiration date
Foz do Areia	May, 1973	May, 2003	January, 2001	September, 2023
Apucaraninha	October, 1975	October, 2005	April, 2003	October, 2025
Guaricana	August, 1976	August, 2006	August, 2005	August, 2026
Chaminé	August, 1976	August, 2006	August, 2005	August, 2026
Segredo	November, 1979	November, 2009	September, 2009	November, 2029
Derivação do Rio Jordão	November, 1979	November, 2009	September, 2009	November, 2029
Salto Caxias	May, 1980	May, 2010	September, 2009	May, 2030
Marumbi	March, 1956	Under review by ANEEL	Under review by ANEEL	Under review by ANEEL
Mauá (1)	June, 2007	July, 2042	Not extendable	July, 2042
Colíder(2)	January, 2011	January, 2046	Not extendable	January, 2046
Cavernoso II	February, 2011	February, 2046	Not extendable	February, 2046
Baixo Iguaçu(3)	August, 2012	August, 2047	Not extendable	September, 2049

(1) Mauá was constructed by Consórcio Energético Cruzeiro do Sul, of which Copel owns 51.0% and Eletrosul owns the remaining 49.0%

(2) Expected to begin operations in December, 2017.

(3) Under construction by Consórcio Empreendedor Baixo Iguaçu, of which Copel owns 30% and Geração Céu Azul the remaining 70%. It is expected to begin operations in November, 2018.

Thermoelectric Plants	Initial concession date	First expiration date	Extension date	Final expiration date
Figueira	March 1969	March 1999	June 1999	March 2019

Wind Plants	Initial concession date	First expiration date
Asa Branca I	April, 2011	April, 2046
Asa Branca II	May, 2011	May, 2046
Asa Branca III	May, 2011	May, 2046
Nova Eurus IV	April, 2011	April, 2046
Santa Maria	May, 2012	May, 2047
Santa Helena	April, 2012	April, 2047
Ventos de Santo Uriel	April, 2012	April, 2047
Boa Vista	April, 2011	April, 2046
Farol	April, 2011	April, 2046
Olho D'Água	June, 2011	May, 2046
São Bento do Norte	May, 2011	May, 2046
Cutia(1)	January, 2012	January, 2042
Guariju(1)	January, 2012	January, 2042
Jangada(1)	January, 2012	January, 2042
Maria Helena(1)	January, 2012	January, 2042
Palmas	September, 1999	September, 2029
Potiguar(1)	May, 2015	May, 2050
Esperança do Nordeste(1)	May, 2015	May, 2050
Paraíso dos Ventos do Nordeste(1)	May, 2015	May, 2050
São Bento do Norte I(1)	August, 2015	August, 2050
São Bento do Norte II(1)	August, 2015	August, 2050
São Bento do Norte III(1)	August, 2015	August, 2050
São Miguel I(1)	August, 2015	August, 2050
São Miguel II(1)	August, 2015	August, 2050
São Miguel III(1)	August, 2015	August, 2050

(1) Wind plants located at Copel’s Cutia wind farm complex under construction.

The following table sets forth information relating to the terms of our generation hydroelectric plant, whose concession agreement has been executed under the terms and conditions of the 2013 Concession Renewal Law:

Hydroelectric Plants	Initial concession date	First expiration date	Extension Date	Final expiration date
Capivari Cachoeira (Gov Parigot de Souza)	January, 2015	January, 2046	Not subject to extension	January, 2046

The following table sets forth information relating to the terms of our generation hydroelectric plants which, once respective original concession period expires, will no longer be subject to a concession regime but rather to a registration proceeding with the ANEEL:

Hydroelectric Plants	Initial concession date	Concession expiration date	Final expiration date
Chopim I(1)	March, 1964	July, 2015	Indefinitely
São Jorge	December, 1974	December, 2024	Indefinitely
Cavernoso	January, 1981	January, 2031	Indefinitely
Melissa	May, 2002	Indefinitely	-
Pitangui	May, 2002	Indefinitely	-
Salto do Vau	May, 2002	Indefinitely	-

(1) Law 13,097/15, enacted in January 2015, changed the capacity limit for Hydroelectricity Generation Centers – HGCs and SHPs. After this change, the HGCs’ limit increased from 1MW to 3MW. As a result, the Chopim I plant, which used to be classified as a SHP, is now a HGC, and no longer needs a concession, just registration with ANEEL.

We also have ownership interests in eight other generation projects. The following table sets forth information relating to the terms of the concessions of the generation facilities in which we had such partial ownership interest as of December 31, 2016.

Generation Facility	Company	Initial concession date	Expiration date	Extension
Dona Francisca hydroelectric power plant	Dona Francisca Energética SA ‒ DFESA	July, 1979	August, 2033	Possible
Santa Clara and Fundão hydroelectric power plant	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	October, 2001	May, 2037	Possible
Araucária thermoelectric power plant	UEG Araucária Ltda.	December, 1999	December, 2029	Possible
Arturo Andreoli hydroelectric power plant	Foz do Chopim Energética	April, 2000	April, 2030	Possible
Carnaúbas(1)	São Miguel do Gostoso I	April, 2012	April, 2047	Not possible
Reduto(1)	São Miguel do Gostoso I	April, 2012	April, 2047	Not possible
Santo Cristo(1)	São Miguel do Gostoso I	April, 2012	April, 2047	Not possible
São João(1)	São Miguel do Gostoso I	March, 2012	March, 2047	Not possible

(1) Wind plants.

Transmission Concessions

Pursuant to the 2013 Concession Renewal Law and the terms of our transmission concessions, we have the right to request 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 60 months prior to the expiration of the contract. Our principal transmission concession, from which we derived 74.9% of our transmission revenues in 2016, has been renewed pursuant to the 2013 Concession Renewal Law, and will therefore now expire in December 2042.

In addition, we have eight other concession contracts for transmission lines and substations that are currently in operation, and are set to expire in August 2031, March 2038, November 2039, October 2040, August 2042, February 2043, January 2044 and Setember 2044, respectively. We derived an aggregate of 25.2% of our transmission revenues from these eight contracts in 2016. In accordance with the 2013 Concession Renewal Law, each of these contracts can be extended for an additional 30-year period.

We intend to continue requesting extensions for all of our transmission concessions.

The following table sets forth certain information relating to the terms and extension terms of our main transmission concessions (all of which we hold a direct ownership interest):

Transmission Facility	Initial concession Date	First expiration Date	Possibility of extension	Expected (or final) expiration date
Main transmission concession	July, 2001	July, 2015	Extended	December, 2042
Bateias – Jaguariaíva	August, 2001	August, 2031	Possible	August, 2061
Bateias – Pilarzinho	March, 2008	March, 2038	Possible	March, 2068
Foz do Iguaçu – Cascavel Oeste	November, 2009	November, 2039	Possible	November, 2069
Substation Cerquilho III	October, 2010	October, 2040	Possible	October, 2070
Araraquara 2 – Taubaté (1)	October, 2010	October, 2040	Possible	October, 2070
Foz do Chopim - Salto Osorio	August, 2012	August, 2042	Possible	August, 2072
Assis – Paraguaçu Paulista II	February, 2013	February, 2043	Possible	February, 2073
Bateias – Curitiba Norte	January, 2014	January, 2044	Possible	January, 2074
Realeza Sul – Foz do Chopim	September, 2014	September, 2044	Possible	September, 2074
Assis - Londrina(1)	September, 2014	September, 2044	Possible	September, 2074
Curitiba Leste – Blumenau(1)	April, 2016	April, 2046	Possible	April, 2076

(1)Facility under construction.

We have ownership interests in ten other transmission projects, through special purpose companies. The following table sets forth information relating to the terms of the concessions of the transmission facilities in which we had such partial ownership interest as of December 31, 2016:

Transmission Facility	Special Purpose Company (SPC)	Initial concession date	First Expiration date	Possibility of Extension	Expected (or final) expiration date
Cascavel Oeste – Umuarama	Costa Oeste Transmissora de Energia S.A	January 2012	January 2042	Possible	January 2072
Nova Santa Rita -Camaquã 3	Transmissora Sul Brasileira de Energia S.A	May 2012	May 2042	Possible	May 2072
Umuarama - Guaira	Caiuá Transmissora de Energia S.A	May 2012	May 2042	Possible	May 2072
Açailândia Miranda II	Integração Maranhense Transmissora de Energia S.A.	May, 2012	May, 2042	Possible	May, 2072
Curitiba - Curitiba Leste	Marumbi Transmissora de Energia S.A.	May, 2012	May, 2042	Possible	May, 2072
Paranaíta – Ribeirãozinho	Matrinchã Transmissora de Energia S.A.	May, 2012	May, 2042	Possible	May, 2072
Ribeirãozinho – Marimbondo II	Guaraciaba Transmissora de Energia S.A	May, 2012	May, 2042	Possible	May, 2072
Barreiras II – Pirapora II	Paranaíba Transmissora de Energia S.A	May, 2013	May, 2043	Possible	May, 2073
Itatiba – Bateias(1)	Mata de Santa Genebra Transmissora S.A	May, 2014	May, 2044	Possible	May, 2074
Estreito – Fernão Dias(1)	Cantareira Transmissora de Energia S.A.	September, 2014	September, 2044	Possible	September, 2074

(1) Facility under construction.

 Distribution Concessions

We originally operated our distribution business pursuant to a concession contract that was signed on June 24, 1999 (retroactive to July 7, 1995), and was set to expire on July 7, 2015. Under the 2013 Concession Renewal Law, we had the right to renew this concession for an additional 30-year period by accepting an amendment to the concession contract. Notwithstanding the changes introduced by the 2013 Concession Renewal Law, we concluded that the renewal of our distribution concession in accordance with the 2013 Concession Renewal Law would not materially affect our results of operations. Accordingly, after a careful evaluation of the conditions imposed by the Brazilian federal government for the extension of our distribution concession, we decided to request the renewal of this contract and our renewal request was approved by the MME on November 11, 2015. On December 9, 2015, we have executed the fifth amendment to the public Electricity Distribution Service Concession Agreement No. 46/1999 of Copel Distribuição S.A.

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

Additionally, non-compliance with quality indicator targets for two consecutive years or three times in five years may lead to restrictions in the payment of dividends and interest on equity to the controlling shareholder Copel Distribuição, while non-compliance with the economic-financial sustainability indicators may require capital contributions from Copel Distribuição controlling shareholders.

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

(7) We have complied with the quality indicators for 2016 both with respect to DECi (totaling 10.82 in 2016) and FECi (totaling 7.23 in 2016).

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

As of December 31, 2016, we had 40 (forty) Free Customers, representing approximately 29.2% of our consolidated  net operating revenue and approximately 25.5% of the total quantity of electricity sold by us. Through March 31, 2017, we signed 94 additional agreements with Free Customers. Our contracts with Free Customers are typically for periods of more than two and less than five years.

Approximately 11.8% of the megawatts sold under contracts to such customers are set to expire in 2017. In addition, as of December 31, 2016, we had 30 customers that were eligible to purchase energy as Free Customers. These customers represented approximately 2.2% of the total volume of electricity we sold in 2016, and approximately 2.8% of our total net operating revenue from energy sales for that year.

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

All of our activities follow our Sustainability Policy, which integrates corporate planning and sustainability management in order to optimize our financial, social and environmental performance. Moreover, in 2016 we have implemented the Climate Change Policy, which establishes guidelines for the mitigation of greenhouse gas emission and a framework for adapting our business to this new policy, evaluating risks and opportunities related to climate change. Additionally, we are also evaluating the impact of the carbon price in our business.

We request and renew our environmental licenses in accordance with the environmental regulation issued by applicable federal, state and municipal level authorities. We are in compliance with material environmental regulations and our more recent (post-1986) generation, transmission and distribution projects are in compliance with federal, state and municipal regulations.

During 2016, we implemented the necessary environmental and social plans for the development and operation of our local assets related to generation, transmission and distribution.

To reinforce our commitment to environmental, social and economic sustainability, we are signatories to the United Nations Global Compact, and we actively seek to implement the principles of the Global Compact in our daily activities and our corporate culture.

PLANT, PROPERTY AND EQUIPMENT

Our principal properties consist of the generation and telecommunications facilities described in “Business—Generation and Purchasers of Energy”. Of the net book value of our total property, plant and equipment as of December 31, 2016 (including construction in progress), generation facilities represented 67.5%, wind farms represented 17.0%, telecommunications represented 7.5%, Elejor represented 4.6%, and Araucária Thermoelectric plant represented 3.4%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

THE EXPROPRIATION PROCESS

Although we receive concessions from the Brazilian government to construct hydroelectric facilities, we do not receive title to the land on which the facilities are to be located. In order for us to construct, the land must be expropriated. The land required for the implementation of a hydroelectric facility may only be expropriated pursuant to specific legislation. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of expropriation disputes. As of December 31, 2016, we estimated our liability related to the settlement of such disputes to be approximately R$63.6 million. This amount is in addition to amounts for land expropriation included in each of our hydroelectric facility budgets.

The Brazilian eLECTRIC Power Industry

General

In December 2015, the MME approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 206.4 GW by 2024, of which 56.7% is projected to be hydroelectric, 14.3% is projected to be thermoelectric, 1.6% is projected to be nuclear and 27.4% is projected to be from alternative energy sources such as wind, biomass and small hydroelectric plants.

Approximately 34% of the installed power generating capacity of Brazil is currently owned by Eletrobras (including its wholly-owned subsidiary Eletronuclear and its 50% participation interest in Itaipu). Through its subsidiaries, Eletrobras is also responsible for 47% of the installed transmission capacity equal or above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de São Paulo – CESP, Companhia Energética de Minas Gerais – CEMIG and us, among others.

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

Eletrobras

Eletrobras serves as a holding company for the following federally-owned energy companies: Companhia Hidro Elétrica do São Francisco – CHESF, Furnas, Eletrosul, Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, Companhia de Geração Térmica de Energia Elétrica – CGTEE and Eletrobras Termonuclear S.A. – Eletronuclear, Eletrobras Amazonas Energia, Eletrobras Distribuição Roraima, Eletrobras Distribuição Alagoas, Eletrobras Distribuição Piauí, Eletrobras Distribuição Rondônia, Eletrobras Distribuição Acre, Cepel and Itaipu Binacional. Eletrobras manages funds generated by some of the regulatory charges, as well as the commercialization of energy from Itaipu and from alternative energy sources, under the Proinfa Program.

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

  In 2015, the Brazilian government enacted Provisional Measure No. 688, dated as of August 18, 2015, converted into Federal Law No. 13,203, dated as of December 8, 2015, to revise the allocation of the hydrological risks borne by hydroelectric power plants that share hydrological risks under Energy Reallocation Mechanism. See “Energy Reallocation Mechanism”. In 2014 and 2015, given poor hydrological conditions, the MRE participants generated less electricity than their assured energies, which was confirmed by a significant decrease of the Generating Scaling Factor (“GSF”), a measurement of the proportion between the electricity generated by the MRE participants and their respective assured energy. These generation deficits resulted in losses for the MRE participants given their exposure to hydrological risks. As a consequence, Federal Law No. 13,203 established an optional mechanism that allows each generation plant to transfer these risks to Final Customers upon payment of a risk premium to the Brazilian federal government, as well as certain temporary extensions of generation concessions to compensate for losses in 2015. We decided to opt in with respect to all of Copel GeT´s and Elejor´s eligible Energy Agreements under this new hydrological risk allocation mechanism, which represented approximately 16% of Copel GeT´s total assured energy.

  In 2016, the Brazilian government enacted Provisional Measure No. 735, dated as of June 22, 2016, converted into Federal Law No. 13,360, dated as of November 17, 2016, which changed several federal laws mainly to: (i) revise certain rules related to regulatory charges (CDE, CCC and RGE) and appoint CCEE as the new manager of such charges; (ii) facilitate the privatization of generation, transmission and distribution companies, (iii) change certain requirements of the generation concession and authorization regimes; (iv) change rules related to the MRE; (v) allow distribution companies to sell energy excess in the free market; (vi) extension of terms for commencement of the supply under energy auctions in the regulated market; and (vii) transfer back from MME to ANEEL the authority to decide about generation and transmission companies’ requests for extension of their facilities construction schedules.

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

The Concessions Law establishes, among others, the conditions that the concessionaire must comply with when providing electricity services, customers’ rights and the respective rights and obligations of the concessionaire and the granting authority. In addition to the Concessions Law, the concessionaire must also comply with the general regulations governing the electricity sector. The main provisions of the Concessions Law and related ANEEL regulations are summarized as follows:

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

The New Industry Model Law excludes Eletrobras and its subsidiaries from the National Privatization Program, which was created by the Brazilian government in 1990 to promote the privatization process of state-owned companies. However, in 2016, the Federal government included six distribution companies controlled by Eletrobras in the Investment Partnerships Program (Programa de Parcerias de Investimentos – “PPI”) to be privatized in 2017.

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

Electricity purchases are generally made through three types of bilateral agreements: (i) Energy Agreements (Contratos de Quantidade de Energia), (ii) Availability Agreements (Contratos de Disponibilidade de Energia) and (iii) allocation of energy quotas, as defined by the ANEEL. Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that its electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, which could interrupt the supply of electricity. In such case, the generator would be required to purchase electricity elsewhere in order to comply with its supply commitments. Under an Availability Agreement, a generator commits to make a certain amount of capacity available to the regulated market. In such case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage. With respect to the third method (introduced by the 2013 Concession Renewal Law), the plants that have had their concession renewed under the 2013 Concession Renewal Law lost the right to sell their energy, and from now on will only receive compensation under the energy quota system as a result of the operation and maintenance of such facilities. As a result, energy generated by these generation concessionaries are passed on to distributors at a lower cost through quotas that match the size of the markets served.

For the generation plants with expired concessions, which were then subject to a new competitive bidding process, the winner of the competitive bidding process was required, from January 1 to December 31, 2016, to allocate 100% of the energy generated by this plant in quotas to the regulated market, as provided by the 2013 Concession Renewal Law, falling to 70% after January 1, 2017, with the remaining 30% available for the generation concessionaire to sell in the market.

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

In the event of over-contracting, where the contracted volume falls between 100% and 105% of actual demand, the distributor is not penalized and the additional costs are compensated through increases in its customers’ tariffs. Where the contracted volume is over 105% of actual demand, the distributor must sell energy in the spot market. If the contract price proves lower than the current spot market price, the distributor sells its excess energy for a profit. On the other hand, if the contract price is higher than the spot market price, the distributor sells its excess energy at a loss. ANEEL Normative Resolution No. 711, dated April 19, 2016, allowed distribution companies to renegotiate their energy purchase agreements in the regulated market to reduce the contracted amounts. Recently, Federal Law No. 13,360, dated November 17, 2016, also permitted the sale of excess energy by distribution companies in the free market, but effectiveness of such rule is still subject to further regulation by ANEEL.

With respect to the granting of new concessions, regulations provide that bids for new hydroelectric generation facilities may include, among other things, the minimum percentage of electricity to be supplied in auctions in the regulated market. Concessions for new generation projects, such as Mauá and Colíder in our case, are non-renewable, meaning that upon expiration, the concessionaire must again complete a competitive bidding process.

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

As mentioned above, recently, Federal Law No. 13,360, dated November 17, 2016, also permitted the sale of excess energy by distribution companies in the free market, but the effectiveness of the rule is still subject to further regulation by ANEEL.

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

Auctions in the Regulated Market

Electricity auctions for new generation projects are held from the third to the seventh year before the initial delivery date of electricity (“A-3 to A-7 Auctions”). Electricity auctions for existing generation projects are held (i) from the first to the fifth year before the initial delivery date (“A-1 to A-5 Auctions”), and (ii) up to four months before the initial delivery date (“Adjustment Auctions”).

New and existing power generators may participate in the Reserve Energy Auctions as long as these generators increase the power system capacity or if they did not achieve commercial operation by January 2008. Invitations to bid in the auctions are prepared by ANEEL in accordance with guidelines established by the MME, including the requirement that the lowest bid wins the auction. Each generation company that participates in the auction executes a contract for the purchase and sale of electricity with each distribution company, in proportion to the distribution companies’ respective estimated demand for electricity, except for the market adjustment and Reserve Energy Auctions.

The contracts for new generation projects have a term between 15 and 35 years, and the contracts for existing generation projects have a term between 1 and 15 years. Contracts arising from market Adjustment Auctions are limited to a two-year term. The reserve energy contracts are limited to a 35-year term.

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

 Since 2004, CCEE has conducted twenty-three auctions for new generation projects, sixteen auctions for energy from existing power generation facilities, nine auctions for reserve energy in order to increase energy supply security, three auctions from alternative energy sources and eighteen auctions for market adjustments. No later than August 1 of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the five subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and determines which generation companies will participate in the auction. The auction is carried out electronically in two phases.

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

Also after completion of the Reserve Energy Auction, the generation concessionaire and the CCEE execute the Contrato de Energia de Reserva, in which the parties establish the price and amount of the energy contracted for in the auction. The distributors, Free Customers and self-producing customers then execute the Contrato de Uso da Energia de Reserva (“CONUER”) with CCEE, in order to provide for the terms of the use of the reserve energy. The reserve energy customers grant financial guarantees to CCEE to secure their payment obligations under CONUER.

The 2013 Concession Renewal Law established that generation concessions entered into prior to 2003 that were not renewed would be subject to a new competitive bidding process and that the energy generated by these facilities will be allocated by the Brazilian federal government in quotas to the regulated market, for purchase by distribution concessionaires. On November 25, 2015, ANEEL carried out a competitive bidding process for the grant of new 30-year concessions of 29 hydroelectric plants in accordance with the 2013 Concession Renewal Law. Until December 31, 2016, 100% of the electricity generated by such 29 hydroelectric plants must be destined to the regulated market and, as of January 1, 2017, the percentage was reduced to 70%.

The Annual Reference Value

Brazilian regulation establishes a mechanism (“Annual Reference Value”) that limits the costs that can be passed through to final customers. The Annual Reference Value corresponds to the weighted average of the electricity prices in the A-5 and A-3 Auctions (excluding alternative energy auctions), calculated for all distribution companies.

The regulation establishes the following permanent limitations on the ability of distribution companies to pass-through costs to customers: (i) no pass-through of costs for electricity purchases that exceed 105% of actual demand; (ii) limited pass-through of costs of the acquisition of electricity in the A-3 Auctions, if the amount of purchased energy exceeds 2% of the amount of electricity contracted in the A-5 Auctions.

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

Restricted Activities of Distributors

Distributors in the Interconnected Transmission System are not permitted to (i) engage in activities related to the generation or transmission of electric energy, (ii) hold, directly or indirectly, any interest in any other company, corporation or strategic agreement, or (iii) engage in activities that are unrelated to their respective concessions, except for those permitted by law or the relevant concession agreement. A generator is not allowed to hold more than a 10% equity interest in any distributor. According to Law No. 13,360/2016, distributors are allowed to sell energy to Free Customers. However this legal authorization is still subject to further regulation by ANEEL.

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

Electricity distribution concessionaires are also entitled to periodic tariff revisions (revisão periódica) every four or five years. These revisions are aimed at (i) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for services provided within the scope of each such company’s concession and (ii) determining the “X factor”. The fifth amendment to our concession agreement, which establishes the renewal of our concession agreement, determines the Periodic Tariff Review every five years.

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

In addition, a distribution concessionaire is entitled to an extraordinary tariff review (revisão extraordinária) on a case-by-case basis, to ensure its financial stability and compensate it for unpredictable costs, including taxes, which significantly change its cost structure. Extraordinary tariff adjustments were granted (i) in June 1999 to compensate for increased costs of electricity purchased from Itaipu as a result of the devaluation of the real against the dollar; (ii) in 2000 to compensate for the increase in Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social - COFINS) from 2% to 3%; (iii) in December 2001 to compensate for losses caused by the Rationing Program; (iv) in January 2013, due to the enactment of 2013 Concession Renewal Law, and (v) in March 2015, to compensate the costs related to the quotas of the Electric Development Account (CDE) and increased costs with the purchase of energy.

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

In accordance with this model, a green, yellow or red flags, as determined by ANEEL, is included in invoices sent to final customers, reflecting nationwide hydrological conditions (except for the State of Roraima). If a green flag is added into final customers’ invoices due to satisfactory hydrological conditions, no additional charges are added. On the other hand, if these invoices contain yellow or red flags, this will indicate that distribution concessionaires are facing higher variable costs from the acquisition of electricity and have passed certain on to final customers.

Incentives

In 2000, a Federal decree created the Thermoelectric Priority Program,  (Programa Prioritário de Termoeletricidade, or “PPT”), for purposes of diversifying the Brazilian energy matrix and decreasing Brazil’s strong dependence on hydroelectric plants. The incentives granted to the thermoelectric plants included in the PPT were: (i) guarantee of gas supply for 20 years, as per a MME regulation, (ii) assurance that the costs related to the acquisition of the electric energy produced by thermoelectric plants will be passed on to customers through tariffs up to the normative value established by ANEEL, and (iii) guarantee of access to a special BNDES financing program for the electric energy industry.

In 2002, the Brazilian government established the Proinfa Program to encourage the generation of alternative energy sources. Under the Proinfa Program, Eletrobras would purchase the energy generated by alternative sources for a period of 20 years. In its initial phase, the Proinfa Program was limited to a total contracted capacity of 3,300 MW. In its second phase, which should start after the 3,300 MW cap has been reached, the Proinfa Program intends to purchase up to 10% of Brazil’s annual electric energy consumption from alternative sources. The first phase of the Proinfa program commenced in 2004 and it so far has supported the construction of 119 alternative energy plants with a total capacity of 2,649.8 MW.

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

UBP

Some hydroelectric generation enterprises (except small hydroelectric power plants) are required to make contributions for using a public asset, Uso de Bem Público (“UBP”) according to the rules of the corresponding public bidding process for the granting of concessions. Eletrobras receives the UBP payments in a specific account. See Note 28 to our audited consolidated financial statements.

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

CDE

In 2002, the Brazilian government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE Account”). The CDE Account is funded by (i) annual payments made by concessionaires for the use of public assets, (ii) penalties and fines imposed by ANEEL, (iii) the annual fees paid by agents offering electric energy to final customers, by means of an additional charge added to the tariffs for the use of the transmission and distribution grids and (iv) the credits held by the federal government against Itaipu. The CDE Account was originally created, amongst others, to promote the availability of electric energy services to all of Brazil and the competitiveness of the energy produced by alternative sources. The CDE is regulated by the executive branch and will be managed by Eletrobras until April 30, 2017 and by CCEE from May 1, 2017, pursuant to Federal Law No. 13,360/2016. This charge had been substantially reduced by the 2013 Concession Renewal Law (approximately 75% compared to its December 31, 2011 amount) in an attempt to reduce the cost of electricity paid by final customers, among others. The 2013 Concession Renewal Law also allowed the funds from the RGR Fund to be transferred to the CDE Account, provided that the Federal Treasury would also contribute with the CDE Account and permitted the funds deposited in the CDE Account to be used in support of the electricity generation program in non-integrated electric grids (sistemas elétricos isolados) as well as to partially offset the increased costs borne by distribution concessionaires for the purchase of energy in the spot market as a result of the non-renewal of generation concessions due to the 2013 Concession Renewal Law.

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

On February 27, 2015, ANEEL approved a significant increase of the CDE fee charged to cover all these additional costs supported by the CDE Account, which were aggravated by the lack of contribution from the Brazilian Federal Treasury. ABRACE, an association of Free Customers filed lawsuits to contest the increase of the CDE fee and this litigation remains ongoing. Since July 2015, the Free Customers associated with ABRACE benefit from an injunction suspending the increase of the CDE fee. Associations of distributors of energy (including ABRADEE, with whom Copel Distribuição is associated), also obtained injunctions suspending its obligation to withhold such CDE fees while ABRACE´s and other consumers’ injunction remains in force.

Federal Law No. 13,360/2016 established that the Federal Government must prepare a plan for a structural reduction of the CDE charge until December 31, 2017, and it also provided that the revenues, expenses and beneficiaries of the CDE Account must be published monthly by CCEE. More specifically, promulgation of Law No. 13,360, dated November 17, 2016, implemented a series of changes in the structure of the CDE rules, causing the fund to abandon its role as a source of funds for (i) the amortization of financial operations linked to the indemnity for concessions reversal or (ii) the affordable tariff policy. Currently, the scope of the CDE is to compensate for the discounts applied in the transmission tariffs, to provide funds for the payment of amounts related to the management and movement of CDE, CCC and RGR by CCEE; and to compensate fthe tariff impact of the reduced load density of the rural electrification cooperatives market. In addition, CDE will no longer be managed by Eletrobrás and will be now managed by CCEE.

Regulated Market Account – ACR Account.

On April 2014, the Brazilian government created the Regulated Market Account, Conta no Ambiente de Contratação Regulada – Conta-ACR (“ACR Account”), to assist distribution concessionaires to cover their respective costs for the acquisition of thermoelectric energy for the period from February 2014 to December 2014, incurred as a result of poor hydrological conditions. Distributors incurred higher costs as a result of adverse hydrological conditions because they were required to buy thermoelectric energy at higher prices in the spot market, and were unable to pass all these costs on to Final Customers prior to a formal tariff periodic revision made by ANEEL. To fund the ACR Account, the Brazilian federal government authorized the CCEE to enter into credit agreements with certain Brazilian financial institutions. An aggregate of R$21.7 billion, composed of nine tranches, has been deposited in the ACR Account. Distribution concessionaires are reimbursing this financing from the 2015 tariff process, through the application of monthly additional CDE Account charges to its final customers, for a period of  approximately 60  months. In 2016, the CCEE did not release to us funds from the ACR Account.

Itaipu Transmission Fee

The Itaipu Hydroelectric Plant has an exclusive transmission grid and is not part of the Interconnected Transmission System. Companies that are entitled to receive electricity from Itaipu pay a transmission fee in an amount equal to their proportional share of the Itaipu generated electricity.

Use of Water Resources Tax

Holders of concessions and authorizations that allow for the exploitation of water resources must pay a total tax of 6.75% of the value of the energy they generate, which for purposes of this calculation is based on a rate set by ANEEL. Beginning on January 1, 2017, ANEEL set this rate at R$72.20/MWh. The proceeds of this tax are shared among the states and municipalities where the plant or the plant’s reservoir is located, as well as with certain federal agencies.

ANEEL Inspection Fee (TFSEE)

The ANEEL Inspection Fee is an annual fee due by the holders of concessions, permissions or authorizations equal to an ANEEL determined percentage of their revenues. The ANEEL Inspection Fee requires these holders to pay up to 0.4% of their annual revenue to ANEEL in 12 monthly installments.

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

•         40% to the Ministry of Sciences and Technology, to be invested in national research and development projects; and

•         20% to the MME, to defray EPE.

In 2016, we spent R$52.6 million on research and development, while in 2015 we spent R$72.9 million and in 2014 we spent R$33.5 million.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The information presented below has been derived from our consolidated statements of income for the years ended December 31, 2016, 2015 and 2014 that have been prepared in accordance with IFRS as issued by the IASB. For more information see “Presentation of Financial and Other Information” and Note 3 to our audited consolidated financial statements for the year ended December 31, 2016.

OVERVIEW

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003, an economic recovery that led to consistent growth from 2004 to 2009. Since then, the Brazilian GDP growth has fluctuated, from 0.1% in 2014, to decrease of 3.8% and 3.6% in 2015 and  2016, respectively.

The following table shows selected economic data for the periods indicated:

	Year ended December 31,
	2016	2015	2014
Inflation (IGP-DI)	7.18%	10.70%	3.78%
Appreciation (depreciation) of the real vs. U.S. dollar	19.81%	(31.98)%	(11.81)%
Period-end exchange rate – US$1.00(1)	3.2591	3.9048	2.6562
Average exchange rate – US$1.00	3.4500	3.3876	2.3599
Change in real GDP	(3.6)%	(3.8)%	0.1%
Average interbank interest rates(2)	14.05%	13.46%	10.83%

(1) The real/U.S. dollar exchange rate at April 17, 2017 was R$3.1036 per US$1.00.

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

Sales to final customers (which include sales by our distribution business to Captive Customers and sales by our generation business to Free Customers) represented approximately 58.7% of the volume of electricity we made available in 2016, and accounted for 66.2% of our energy sales revenues. Almost all of such sales were to Captive Customers. For more information, see “Item 4. Information on the Company — The Brazilian Electric Power Industry — Distribution Tariffs”. In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery of these costs is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

ANEEL modifies our Retail Tariffs annually, generally in June. Since January 2012, the adjustments have been as follows.

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

  In June 2015, ANEEL authorized the annual readjustment of Copel Distribuição’s tariff to final customers, increasing them by an average of 15.32%, of which (a) 20.58% related to the inclusion of the financial components, which will be recovered in the 12 months subsequent to the adjustment (including the amount of R$935.3 million corresponding to the deferrals in 2013 and 2014), (b) 0.34% related to the restatement of Portion B, (c) (3.25)% related to the adjustment of Portion A, and (d) (2.35)% reflecting the removal of the financial components from the previous process. The adjustment was fully applied to Copel Distribuição’s tariffs as of June 24, 2015.

  In June 2016, ANEEL approved the fourth periodic review of our Retail Tariffs, decreasing them by 12.87%, of which: (1.73)% related to the inclusion of financial components; 4.48% due to the update of Portion B; (2.57)% related to the update of Portion A; and (13.05)% reflecting the removal of the financial components of the previous tariff process.

Purchase and Resale of Energy

Our distribution business purchases energy from generation companies and resells this energy to final customers at regulated rates. For more information, see “Item 4. Information on the Company— Business—Generation” and “Item 4. Information on the Company—Business—Purchases”. Our major long-term contracts or purchase obligations are described below.

  We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2016, our electricity purchases from Itaipu amounted to  R$1,089.8 million

  Our distribution business is required to purchase a large portion of its energy needs from the regulated market. For more information, see “Item 4. Information on the Company — The Company — Distribution — Auctions in the Regulated Market”.

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

In June 2016, our Board of Directors approved the amendment to the CRC Agreement setting forth a grace period for the payment of interest and amortization until December 31, 2017 (“Amendment to the CRC Agreement”). (i) from April 2016 to December 2016 no amounts were paid under the CRC Agreement; (ii) from January 2017 to December 2017, amounts corresponding exclusively to the interest are being paid. Amendment is still subject to consent from the Department of Treasury. As of December 31, 2016, the outstanding balance of the CRC Account was R$1,522.7 million. For additional information, see Note 8 to our audited consolidated financial statements.

Special Obligations

The contributions received from the federal government and our customers exclusively for investment in our generation assets, transmission and distribution grid are named as special obligations. We record the amount of these contributions on our statement of financial position as a reduction of our intangible and financial assets, under the caption “special obligations”, and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions is offset against intangible and financial assets. The amount we recorded as special obligations as of December 31, 2016 was R$2,873.5 million as a reduction of intangible assets and R$77.0 million as a reduction of financial assets.

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

As described above, we recognized financial assets in connection with these transmission concessions. However, we renewed the Concession Agreement 060/2001 pursuant to the 2013 Concession Renewal Law, which required that we accept certain amendments to this concession contract. See “Item 4. Information on the Company—Concessions.” One of the effects of these amendments is that we no longer recognize financial assets for concessions renewed pursuant to the 2013 Concession Renewal Law, because the scope of the concession has been narrowed to cover only maintenance and operation of the transmission facilities. As a result, the financial assets we had previously recognized for concessions that were renewed pursuant to the 2013 Concession Renewal Law were converted into a receivable, since the Granting Authority has an obligation to pay these amounts. As of December 31, 2016, the amount recorded in “Accounts Receivable Related to the Concession Extension” account totaled R$67.4 million relates to the residual amount of generation assets, the concessions of which expired in 2014 and 2015.

Generation concessions are deemed outside the scope of IFRIC 12 and are accounted for under other applicable IFRS.

In addition to our financial assets and intangible assets, under IFRS we also recognize construction revenues and construction costs for construction activities we perform in connection with our distribution and transmission concessions. Our distribution business outsources power distribution infrastructure construction. As a result, under IFRS we recognize construction costs and revenues in roughly the same amounts. In contrast, since our transmission business performs much of our transmission infrastructure construction, we recognize construction revenue in amounts that exceed construction costs. The resulting margin for our transmission business’ construction revenue was 1.65% in 2015 and 2016, and is calculated based on a methodology that takes into account business risk.

The determination of the amortization term of our intangible assets and the fair value of our financial assets in connection with our concession contracts is subject to assumptions and estimates, and the use of different assumptions could affect the amounts we recognize. The estimated useful lives of the underlying assets, as well as the rate of return of the financial assets also require significant assumptions and estimates. Different assumptions and estimates and changes in future circumstances could have a significant impact on our results of operations. Additional information on the accounting for intangible and financial assets arising from concession agreements is contained in Notes 4.4.9  and 4.7 to our audited consolidated financial statements.

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

As a result of an amendment to our distribution concession agreement executed on December 10, 2014, we recognized on December 31, 2016 a financial liability in the amount of R$ R$279.0 million (financial asset of R$1,045.7 million in 2015), which represents our net balance of sectorial financial assets and liabilities. This amendment added a guarantee that, if the concession is extinguished for any reason, the residual amounts of items of Parcel A costs and other financial components that have not been recovered or returned via tariff shall be incorporated in the calculation of the indemnification amount by the granting authority. For more information, see Note 9 to the audited consolidated financial statements.

Impairment of Long-Lived Assets

Long-lived assets, primarily property, plants and equipment and intangible assets, comprise a significant amount of our total assets. We evaluate our long-lived assets and make judgments and estimates concerning the carrying value of these assets, including the amounts to be capitalized, the depreciation/ amortization rates and useful lives of these long-lived assets. The carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about the demand for our products and services, future market conditions and regulatory developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Our evaluation at December 31, 2016 resulted in an impairment of our in service and in progress property, plant and equipment in the amounts of R$77,318 and R$1,136,105, respectively (see notes 19.1 and 19.9 of our consolidated financial statements).

Electric Energy Trading Chamber – CCEE

For accounting purposes, we recognize costs and revenues related to purchases and sales of energy in the spot market based on our internal estimates, which are reviewed by the CCEE.

We claimed a credit based on energy purchased from Itaipu during the energy rationing period that occurred in 2001, when there was a significant difference between the purchase price of Itaipu energy and energy sold at a loss in the spot market. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2016, we had provisions of R$49.7 million to cover probable losses related to these other lawsuits.

Provision for Risks (Labor, Civil, Tax and Environmental Claims)

Our subsidiaries and we are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and environmental claims.

Provisions are recognized when, and only when: i) the Company has a present obligation (legal or constructive) resulting from a past event, ii) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and iii) a reliable estimate can be made of the amount to settle the obligation. By their nature, risks will only be resolved when a future event or events occur or fail to occur, typically such events will occur a number of years in the future. The evaluation of these risks is performed by our internal and external legal counsel. Accounting for risks requires significant judgment by management concerning the estimated probabilities including classification as probable or possible losses  and ranges of exposure to potential liability. Management’s assessment of our exposure to risks could change as new developments occur or more information becomes available. The outcome of the risks could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. The provision for contingencies, classified as probable losses, as of December 31, 2016 amounted to R$1,241.3 million, of which R$204.9 million was related to tax proceedings, R$465.8 million was related to civil claims, R$458.9 million was related to labor claims, R$42.4 million was related to employee benefits, R$67.9 million was related to regulatory proceedings and R$1.4 million was related to environmental claims.

As of December 31, 2016, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims that cannot be evaluated in the current stage of proceedings, classified as possible losses, was approximately R$2,559.8 million, of which R$423.5 million correspond to labor claims; R$23.6 million to employee benefits; R$765.9 million to regulatory claims; R$594.2 million to civil claims; and R$752.6 million to tax claims. For more information, see Note 30 to our audited consolidated financial statements.

Employee Retirement and Health Benefits

We sponsor a (i) defined-benefit pension plan and a (ii) variable contribution pension plan covering substantially all of our employees. We have also established a health care plan for current and retired employees. We determine our obligations for these plans based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, rates of inflation, mortality rates and future employment levels (see the assumptions in note 25.5.1 and the sensitivity analysis in note 25.5.8 of our consolidated financial statements). These assumptions directly affect our post- employment benefits liability.

In 2016, we recorded expenses in the amount of R$259.8 million for our pension and health care plans. We estimate that we will incur expenses in the amount of R$96.9 million in 2017 for our health care plans (according to actuarial calculations).

Deferred Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing rates. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to derecognize all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. The taxes balances subject to the federal taxing department inspection are those constituted over the last five years. As of December 31, 2016, we recognized deferred tax assets in the amount of R$1,714.9 million and we not consider any reduction in the risk of recuperation of these assets (see Note 13.2.1 of our consolidated financial statements).

Estimated losses for doubtful accounts

The estimated losses for doubtful accounts are recorded in amounts deemed sufficient by Copel’s senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely. The estimated losses for doubtful accounts are recorded considering the parameters recommended by ANEEL, based on the expectation of receivables from the main debtors, on the analysis of large debts in judicial recovery / bankruptcy, on amounts receivable from residential class customers overdue for more than 90 days, from commercial class customers overdue for more than 180 days and from industrial and rural customers, public authorities, public lighting and public utilities overdue for more than 360 days in addition to previous experience of actual losses. As of December 31, 2016 we recorded a provision for doubtful accounts in the amount of R$355.7 million (see note 7.3 to our consolidated financial statements for further details including provisions and reversals).

ANALYSIS OF ELECTRICITY SALES AND COST OF ELECTRICITY PURCHASED

The following table sets forth the volume and average rate components of electricity sales and purchases for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014
Electricity Sales
Sales to Final Customers
Average price (R$/MWh):(1)
Industrial customers(2)	246.25	231.79	180.95
Residential customers	338.80	361.03	305.85
Commercial customers	339.26	300.19	245.25
Rural customers	378.67	232.59	164.33
Other customers(3)	268.98	237.18	187.03
All customers(2)	301.95	278.05	224.79
Volume (GWh):
Industrial customers(2)	9,585	10,823	10,841
Residential customers	6,932	6,957	7,267
Commercial customers	5,108	5,542	5,482
Rural customers	2,180	2,256	2,252
Other customers(3)	2,404	2,371	2,382
All customers(2)	26,209	27,949	28,224
Total revenues from sales to final customers (millions of R$)	7,914	7,771	6,344
Sales to distributors(4)
Average price (R$/MWh)(1)	146.93	233.02	292.96
Volume (GWh)(5)	18,213	15,910	14,920
Total revenues (millions of R$)	2,676	3,707.4	4,370.8
Electricity Purchases
Purchases from Itaipu
Average cost (R$/MWh)(6)	182.91	263.89	128.81
Volume (GWh)	5,958	5,941	5,870
Percentage of total Itaipu production purchased	6.5	7.6	7.6
Total cost (millions of R$)(7)	1,089.8	1,567.8	756.1
Purchases from Angra
Average cost (R$/MWh)	221.25	169.55	150.48
Volume (GWh)	1,026	1,051	1,046
Total cost (millions of R$)(7)	227.0	178.2	157.4
Purchases from CCGF
Average cost (R$/MWh)	66.19	34.11	32.40
Volume (GWh)	7,553	3,873	1,315
Total cost (millions of R$)(7)	499.9	132.1	42.6
Purchases from others(4)
Average cost (R$/MWh)	202.27	267.10	212.22
Volume (GWh)	14,180	15,556	19,517
Total cost (millions of R$)(7)	2,868	4,155	4,142

(1) Average prices or costs have been computed by dividing (i) the corresponding revenues or expenses by (ii) MWh of electricitysold or purchased.

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

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

The following table summarizes our results of operations for the years ended December 31, 2016, 2015 and 2014.

Our consolidated financial statements present our operating costs of sales and services provided by function. However, in accordance with IFRS, Note 33 of our audited consolidated financial statements presents this information according to the nature of the operating cost or expense. For ease of understanding, the analysis below reflects the information presented by nature.

	Year ended December 31,
	2016	2015	2014
	(R$ million)
Operating Revenues(1):
Electricity sales to Final Customers:	5,231.5	5,746.9	4,371.2
Residential	1,371.2	1,804.7	1,429.6
Industrial	1,796.0	2,049.5	1,563.1
Commercial, services and other activities	1,065.2	1,156.0	838.3
Rural	584.5	339.3	260.8
Other classes	414.6	397.4	279.4
Electricity sales to distributors	2,676.1	3,707.4	4,370.8
Use of main distribution and transmission grid	3,976.6	2,388.5	2,237.5
Residential	977.4	707.0	793.0
Industrial	564.3	459.2	398.6
Commercial, services and other activities	667.7	507.7	506.2
Rural	241.0	185.4	109.3
Other classes	231.9	164.9	166.2
Interest income	854.1	116.1	50.2
Other distribution and transmission revenue	440.2	248.2	214.0
Construction revenues	1,279.7	1,196.3	1,279.0
Revenues from telecommunications	261.6	209.9	165.5
Distribution of piped gas	471.9	526.4	391.3
Sectorial financial assets and liabilities result	(1,079.7)	858.2	1,033.9
Other operating revenues	151.4	94.5	69.3
Fair value of assets from the indemnity for the concession	132.7	217.7	77.0
	13,101.8	14,945.8	13,995.5
Cost of sales and services provided:
Electricity purchased for resale	(4,685.6)	(6,032.9)	(5,080.6)
Charge of main distribution and transmission grid	(866.2)	(919.8)	(384.8)
Personnel and management	(1,304.4)	(1,168.9)	(1,052.8)
Pension and healthcare plans	(259.8)	(254.3)	(201.6)
Material and supplies	(81.5)	(76.7)	(74.4)
Materials and supplies for power electricity	(33.4)	(199.3)	(150.8)
Natural gas and supplies for gas business	(325.4)	(1,176.1)	(1,469.8)
Third-party services	(550.5)	(519.5)	(424.5)
Depreciation and amortization	(708.3)	(676.5)	(629.9)
Accruals and provisions	(768.7)	(210.8)	(1,203.7)
Construction cost	(1,280.7)	(1,251.0)	(1,285.9)
Other costs and expenses	(414.8)	(426.1)	(392.6)
	(11,279.3)	(12,911.9)	(12,351.4)
Equity in earnings of associates and joint ventures	221.7	92.5	159.9
Financial results	(565.7)	(328.6)	53.6
Profit before income tax and social contribution	1,478.4	1,797.8	1,857.6
Income tax and social contribution on profit	(530.6)	(532.2)	(522.0)
Net income for the year	947.8	1,265.6	1,335.6
Net income attributable to controlling shareholders	958.7	1,192.7	1,206.0
Net income attributable to non-controlling interest	(10.9)	72.9	129.6
Other comprehensive income	(57.2)	291.3	90.0
Comprehensive income	890.6	1,556.9	1,425.6
Comprehensive income attributable to controlling shareholders	901.4	1,483.6	1,297.2
Comprehensive income attributable to non-controlling interest	(10.8)	73.3	128.4

(1) The information contained herein reflects the restatement of the Income Statement of the years 2015 and 2014.

Results of Operations for 2016 Compared with 2015

The information contained herein reflects the restatement of Operating Revenues of the Income Statement of the years 2015 and 2014.

Operating Revenues

Our consolidated operating revenues decreased by 12.3% or R$1,844.1 million, in 2016 compared to 2015. This result reflected a decrease of R$1,937.9 million in the sectorial financial assets and liabilities; a decrease of R$1,031.4 million in electricity sales to distributors; a decrease of R$515.4 million in electricity sales to final customers; a decrease of R$85.0 million in fair value of the Indemnifiable Concession Assets ; and a decrease of R$54.5 million in distribution of piped gas. These decreases were partially offset by an increase of R$1,588.1 million in revenues from the use of our main transmission grid; an increase of R$83.3 million in construction revenues; an increase of R$57.0 million in other operating revenues; and an increase of R$51.7 million in telecommunication revenues.

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers decreased by 9.0%, or R$515.4 million, to R$5,231.5 million in 2016 compared with R$5,746.9 million in 2015, primarily due to (i) a decrease of 12.9% from June 2016 in the average tariff paid by Final Customers, and (ii) a decrease of 6.2% of total power consumption of our Final Customers, from 27,949 GWh in 2015 to 26,209 GWh in 2016, as follow:

  The volume of electricity sold to residential customers decreased by 0.4% in 2016 compared to 2015. Despite the increase in number of customers of 2.0%, the average consumption decreased by 2.3% in 2016 compared to 2015.

  The volume of electricity sold to industrial customers, including both Captive Customers and Free Customers, decreased by 11.4% in 2016 compared with 2015. Primarily due the negative Brazilian economic conditions, the number of industrial customers decreased by 7.1% and the average consumption decreased by 4.7% in 2016 compared to 2015.

  The volume of electricity sold to commercial customers, including both Captive Customers and Free Customers, decreased by 7.8% in 2016 compared with 2015. This decrease was mainly due to a decrease of 9.1% in the average of consumption.

  The volume of electricity sold to rural customers decreased by 3.4% in 2016 compared to 2015. This decrease is mainly due to the negative performance of agribusiness in the State of Paraná.

Electricity Sales to Distributors. Our revenues from electricity sales to distributors decreased by 27.8%, or R$1,031.4 million, to R$2,676.1 million in 2016 compared with R$3,707.4 million in 2015. This decrease was mainly caused by a decrease in our revenues from energy sold to distributors in the spot market (CCEE), which decreased by R$1,399.6 million, or 64.8%, to R$759.9 million in 2016 from R$2,159.4 million in 2015. This decrease in CCEE revenues is a result of the non-activation of Araucária Thermoeletric plant  and lower prices in the spot market.

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid increased by 66.5%, or R$1,588.1 million, to R$3,976.6 million in 2016 compared to R$2,388.5 million in 2015. This increase was principally due to the recognition of the indemnification of assets related to the Existing System Basic Network (RBSE), which registered a revenue of R$809.6 million in 2016, as discloused in Note 10.4 of our Consolidated Financial Statements. It also reflect the result of the 4th tariff review cycle in June 2016, which increased the Parcel B in 22%. For more information about the calculation of the tariff review, see “Item 4. Information on the Company — The Brazilian Electric Power IndustryRates and Prices”.

Construction revenues. Our revenues from construction increased by 7.0%, or R$83.4 million, to R$1,279.7 million in 2016 compared with R$1,196.3 million 2015. This increase was mainly due to an intensification of construction efforts occured in 2016 aimed at improving our distribution and transmission infrastructure.

Fair value of assets from the indemnity for the concession. In 2016, we reviewed our accounting policy and reclassified the gains on “Fair Value of the Indemnifiable Concession Asset”, from financial income to operating revenue, as we believe that this reflects a more appropriate accounting approach for the distribution segment. For more information see Note 4.1 of our Consolidated Financial Statements. This reclassification resulted in a restatement of the Income Statement of the years end 2014 and 2015. An amount of R$217.7 million was reclassified from financial income to operating revenue in 2015. In 2016 we recognized a gain of R$132.7 million, resulting in a decrease of 39%, or R$85.0 million. This decrease reflects the renewal of one of our concession agreements in 2015 and, therefore, a reduction in the balance of “Accounts Receivable Related to the Concession” as a result of the transfer of part of its balance to “Intangible Assets”.

Revenues from Telecommunications. Revenues from our telecommunications segment increased by 24.6%, or R$51.7 million, to R$261.6 million in 2016 compared to R$209.9 million in 2015, as a result of an increased number of customers in the retail market, notably in the internet broadband segment.

Distribution of Piped Gas. Revenues from distribution of piped gas decreased by 10.4%, or R$54.5 million, in 2016 compared to 2015, reflecting the  of the Araucária TPP and a  decrease in gas consumption by industrial clients. This decrease was partially offset by a 10.4% increase in gas prices.

Sectorial Financial Assets and Liabilities. Sectorial financial assets and liabilities registered a loss of R$1,079.7 million in 2016, compared to a gain of R$858.2 million in 2015. This negative variation of R$1,937.8 million was primarily due to the amortization (as a result of tariff rebalance ocurred in 2016) of (a) the balance recorded in 2015 as Sectorial Assets as a result of a deferral to 2013 and 2014 in the tariff increase for Captive Customers, (b) the balance recorded as a result of the exchage rate variation of the Itaipu power purchase agreement, and (c) the balance of the CDE Account.

Other Operating Revenues. Other operating revenues increased by 60.2% or R$57.0 million, to R$151.4 million in 2016 compared to R$94.4 million in 2015, mainly due to revenue from leases and rentals and income from telecomm services rendered in 2016 (other than broadband internet).

 Cost of sales and services provided

Our consolidated costs of sales and services provided decreased by 12.6% or R$1,632.6 million, to R$11.279,3 million in 2016 compared with R$12,911.9 million in 2015. The main factors leading to the decrease of our cost of sales and services provided are as follows:

  Electricity Purchased for Resale. Our expenses for purchasing energy for resale decreased by 22.3%, or R$1,347.3 million, to R$4,685.6 million in 2016 compared with R$6,032.9 million in 2015. This decrease was mainly due to: (a) a reduction of R$478.0 million in the cost of energy purchased from Itaipu in 2016 compared to 2015, notably due to the reduction in the tariffs (US$25.78/kWh in 2016 versus US$38.07/kWh in 2015) and the appreciation of real against the U.S. dollar; (b) a reduction of 15.5% in the cost of energy purchased in the regulated market, from R$3,812.5 million in 2015 to R$3,220.5 million in 2016, notably due to a reduction in the exposure of contracts entered in the regulated market; and (c) a lower PLD in the period (R$92.35/MWh in 2016 versus R$282.71/MWh in 2015).

  Charge of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid decreased by 5.8%, or R$53.6 million, to R$866.2 million in 2016 compared with R$919.8 million in 2015, mainly as a result of the decrease of ESS charges following a lower level of activity in thermoelectric plants in 2016.

  Personnel and Management. Personnel and management expenses increased by 11.6%, or R$135.5 million, to R$1,304.4 million in 2016 compared with R$1,168.9 million in 2015, as a result of (a) wage increases of 9.15% as of October 2016 and 9.9% as of October 2015, and (b) the provision of R$44.3 million for the retirement incentive program (PDI).

  Pension and Healthcare Plans. Pension and Healthcare expenses increased by 2.2%, or R$5.5 million, to R$259.8 million in 2016, compared with R$254.3 million in 2015.

  Material and Supplies. Materials and supplies expenses increased by 6.3%, or R$4.8 million, to R$81.5 million in 2016 compared with R$76.7 million in 2015.

  Material and Supplies for Power Electricity. These expenses drastically decreased 83.3%, or R$165.9 million, to R$33.4 million in 2016, compared to R$199.3 million in 2015, mainly as a result of the non-activation of TPP Araucaria in 2016, and the corresponding reduction in natural gas purchases.

  Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases decreased by 72.3%, or R$850.7 million, to R$325.4 million in 2016 compared with R$1,176.1 million in 2015, mainly as a result of the non-activation of TPP Araucária, causing a reduction in the demand of natural gas. Due to poor hydrological conditions in 2015, the generation of thermoelectric energy was higher than normal.

  Third-Party Services. Third-party services expenses increased by 6.0%, or R$31.0 million, to R$550.5 million in 2016 compared with R$519.5 million in 2015, mainly due to inflation indexation.

  Depreciation and Amortization. Depreciation and amortization increased by 4.7%, to R$708.3 million in 2016, compared with R$676.5 in 2015, mainly due to an increase in our non-current assets.

  Accruals and Provisions. Accruals and provisions expenses increased by 264.6% or R$557.9 million, to R$768.7 million in 2016 compared with R$210.8 million in 2015, mainly due to the R$581.6 million impairment of generation and gas distribution assets.

  Construction Cost. Construction costs increased by 2.4%, or R$29.7 million, to R$1,280.7 million in 2016 from R$1,251.0 million in 2015, mainly due the intensification of construction efforts occured in 2016 aimed at improving our distribution and transmission infrastructure.

  Other Costs and Expenses. Other costs and expenses decreased by 2.7% or R$11.3 million, to R$414.8 million in 2016, compared with R$426.1 million in 2015. This decrease was mainly due to a non-operational gain of R$52.1 million arising from the change in the accounting technique for assessing our stake at Sanepar (from the equity method to fair value).

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$221.7 million in 2016, an increase of 139.7%, compared to R$92.5 million in 2015, mainly due to an increase in the profits of our associate entities in 2016. Namely, our equity method income for 2016 was: (i) R$43.1 million from Sanepar, compared with R$34.7 million in 2015; (ii) R$41.9 million from Matrinchã, compared with R$0.3 million in 2015; (iii) R$37.5 million from Dominó Holdings, compared with R$24.8 million in 2015; (iv) R$16.2 million from Marumbi, compared with R$13.1 million in 2015; (v) R$15.9 million from Integração Maranhense, compared with R$14.3 million in 2015; (vi) R$12.8 million from Parnaíba, compared with R$3.0 million in 2015; and (vii) R$11.2 million from Guaraciaba, compared with a loss of R$17.1 in 2015.

Financial Results

We recognized R$565.7 million of net financial losses in 2016, compared to a net financial loss of R$328.6 million in 2015. This increase in financial losses is primarily due to the increase in debt charges, mainly arising from the higher balance of financing and debentures. This result was partially offset by a decrease of IGP-DI rate (IGP-DI) and appreciation of the Real versus U.S. dollar.

Income Tax and Social Contribution Expenses

In 2016, we recognized income tax and social contribution expenses of R$530.6 million, reflecting an effective tax rate of 35.9% on our pretax income. The increase in our effective tax rate in 2016 compared to 2015 was primarily due to the increase in (a) the difference between actual profit and presumed profit booked in our controlled companies, result of the commercial start-up of wind farms which use an alternative method to calculate income tax payments based on a presumed taxable income base (i.e., gross revenue multiplied by statutorily provided margin percentages), and (b) the Interest on Capital paid in 2016. In 2015, we recognized income tax and social contribution expenses of R$532.2 million, reflecting an effective tax rate of 29.6% on our pretax income.

Results of Operations for 2015 Compared with 2014

The information contained herein reflects the restatement of Operating Revenues of the Income Statement of the years 2015 and 2014.

Operating Revenues

Our consolidated operating revenues increased by 6.8%, or R$950.3 million, in 2015 compared to 2014. This increase reflected an increase of R$1,375.7 million in electricity sales to final customers; an increase of R$151.0 million in revenues from the use of our main transmission grid; an increase of R$140.7 million in revenues from fair value of assets from the indemnity for the concession; an increase of R$135.1 million in revenues from distribution of piped gas; an increase of R$44.5 million in telecommunications revenues, and an increase in R$25.2 million in other operating revenues. These increases were offset by a decrease of R$663.3 million in electricity sales to distributors, a decrease of R$175.7 million in sectorial financial assets and liabilities and a decrease of R$82.7 million in construction revenues.

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

Electricity Sales to Distributors. Our revenues from electricity sales to distributors decreased by 15.2%, or R$663.3 million, to R$3,707.4 million in 2015 compared with R$4,370.0 million in 2014. This decrease was mainly caused by a decrease in our revenues for energy sold to distributors in the spot market (CCEE), which decreased by R$827.7 million, or 27.7%, to R$2,159.4 million in 2015 from R$2,987.1 million in 2014, mainly due to (i) lower prices of energy sold in the spot market (CCEE) in 2015 compared to 2014 and (ii) a reduction in the volume of energy generated by the Araucária Thermoelectric plant.

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid increased by 6.7%, or R$151.0 million, to R$2,388.5 million in 2015 compared with R$2,237.5 million in 2014. This increase was principally due to: (i) adjustment of the Permitted Annual Revenue of our transmission assets to reflect inflation and operations of new transmission assets and (ii) tariff increases applied by Copel Distribuição, partially offset by the 2% decline in the grid market of Copel Distribuição.

Construction revenues. Our revenues from construction decreased by 6.5%, or R$82.7 million, to R$1,196.3 million in 2015 compared with R$1,279.0 million 2014. This decrease was mainly due to reduced investments in infrastructure, reflecting the completion of certain projects by Copel Distribuição in 2014 and 2015. Construction revenue for Copel Distribuição decreased by 9.5%, or R$94.4 million, in 2015 compared to 2014.

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

Fair value of assets from the indemnity for the concession. In 2016 we reviewed our accounting policy and reclassified the gains on “Fair Value of the Indemnifiable Concession Asset”, from financial income to operating revenue, as we believes that this reflects a more appropriate accounting approach for the distribution segment. This reclassification resulted in a restatement of the Income Statement of the years end 2014 and 2015. An amount of R$217.7 million was reclassified from Financial income to Operating revenue in 2015 and an amount of R$77.0 million was reclassified in 2014.

Other Operating Revenues. Other operating revenues increased by 36.4% or R$25.2 million, to R$94.5 million in 2015 compared with R$69.3 million in 2014, mainly due to the non-recurrence in 2015 of the application in 2014 of PIS and COFINS taxes on certain of our other operating revenues.

Cost of sales and services provided

Our consolidated costs of sales and services provided increased by 4.5% or R$560.5 million, to R$12,911.9 million in 2015 (including amounts recognized as other operating expenses) compared with R$12,351.4 million in 2014. The following were the principal factors in the increase of our costs of sales and services provided:

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

  Charge of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid increased by 139.0%, or R$535.0 million, to R$919.8 million in 2015 compared with R$384.8 million in 2014, mainly due to (a) increased ESS charges, which are shared costs associated with thermoelectric generation which was mandated in 2015 by the ONS as a result of poor hydrological conditions, (b) the effect of the depreciation of the real on costs of energy transmission from Itaipu, which increased by an average of 23.5%, to R$84.3 million in 2015 from R$67.3 million in 2014 and (c) a 15.9% increase in transmission tariffs.

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

  Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases decreased by 20.0%, or R$293.7 million, to R$1,176.1 million in 2015 compared with R$1,469.8 million in 2014 as a result of decreased generation by the Araucária Thermoelectric plant.

  Personnel and Management. Personnel and management expenses increased by 11.0%, or R$116.1 million, to R$1,168.9 million in 2015 compared with R$1,052.8 million in 2014, mainly due to wage increases of 9.9% as of October 2015 and 7.5% as of October 2014.

  Material and Supplies for Power Electricity. These expenses increased 32.2%, or R$48.5 million, to R$199.3 million in 2015, compared to R$150.8 million in 2014, reflecting an increase in State ICMS tax rate applicable to the acquisition costs for raw materials in 2015, which was raised from 12.0% to 18.0%.

  Construction Cost. Construction costs decreased 2.7%, or R$34.9 million, to R$1,251.0 million in 2015 from R$1,285.9 million in 2014. This decrease was mainly due to reduced investments in infrastructure, reflecting the completion of certain projects by Copel Distribuição in 2014 and 2015.

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

  Other Costs and Expenses. Other costs and expenses increased by 8.5% or R$33.5 million, to R$426.1 million in 2015, compared with R$392.6 million in 2014. This increase was mainly due to losses arising from (a) the sale and demobilization of assets and (b) the write-off of certain assets from our distribution concessionaire.

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$92.5 million in 2015, a decrease of 42.2%, compared to R$159.9 million in 2014, mainly due to lower equity income registered by our joint ventures in 2015, specially attributable to (i) net losses recognized by SPC Matrinchã and Guaraciaba, as a result of the write-off of financial assets related to the accounting reclassification of interest on debt due by such SPCs (R$104.1 million), and net losses of R$17.1 million from Guaraciaba and R$6.4 million from Transmissora Sul Brasileira. In any event this positive net result in 2015 was mainly due to: (i) income of R$34.7 million from Sanepar; (ii) income of R$24.8 million from Dominó Holdings; (iii) income of R$14.3 million from Integração Maranhense; (iv) income of R$13.1 million from Marumbi; (v) income of R$12.0 million from Foz do Chopim Energética; (vi) income of R$8.6 million from Caiuá and (vii) income of R$7.5 million from Costa Oeste.

Financial Results

We recognized R$328.6 million of net financial losses in 2015, compared to a net financial income of R$53.6 million in 2014. The financial losses recognized in 2015 are mainly attributable to (a) increase in debt charges as a result of two new debenture issuances in 2015, as well as inflation and interest rate adjustments, and (b) increase in exchange variation about purchase Itaipu’s electricity due the effect of the devaluation of the real in relation to the U.S. dollar. This was partially offset by (a) increased inflation adjustments on accounts receivable related to our distribution concession and our CRC Account and (b) moratory interest applied to past due receivables owed by Captive Customers. Financial results were also impacted by the restatement of the Income statement, due to reclassification of Fair value of assets from the indemnity for the concession. An amount of R$217.7 million was reclassified from financial income to operating Revenue in 2015 and an amount of R$77.0 million was reclassified in 2014. These reclassifications had no impact on net income.

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

LIQUIDITY AND CAPITAL RESOURCES

Our principal liquidity and capital requirements are to finance the expansion and improvement of our distribution and transmission infrastructure and to finance the expansion of our generation facilities. We believe our working capital is sufficient for our present requirements and the next 12 months. Our other principal uses of cash are to dividends payments and debt servicing. Capital expenditures were R$3,651.2 million in 2016 and R$2,439.3 million in 2015. The following table sets forth a breakdown of our capital expenditures for the periods indicated. Our capital expenditures are focused on projects located in Brazil.

	Year ended December 31,
	2016	2015	2014
	(R$ million)
Generation and transmission¹	2,129.5	948.5	758.4
Distribution	777.1	656.4	857.7
Telecom	193.8	105.7	107.5
Investment of associates and joint ventures	503.1	654.4	739.5
Araucária Thermoelectric Plant	20.4	3.7	32.7
Compagas	25.8	69.6	79.1
Elejor	1.5	1.3	0.5
Total	3,651.2	2,439.3	2,575.4

¹ Considers investment in projects 100% Copel GeT.

Our total budgeted capital expenditures for our wholly-owned subsidiaries for 2017 is R$2,034.9 million, of which:

  R$570.3 million is for generation and transmission, R$24.1 million for the construction of the Colíder Hydroelectric Plant, and R$20.5 million for the construction of the Baixo Iguaçu Hydroelectric Plant;

•         R$629.6 million is for our distribution business;

•         R$164.3 million is for our telecommunication business;

•         R$653.9 million is for our wind farms, including R$638.6 million for the construction of the Cutia Wind Farm Complex;

•         R$16.8 million is for new businesses and others, including R$12.1 million for Paraná Gás.

Our following subsidiaries also budgeted their own capital expenditures for 2017, as described below:

•         Compagas: R$25.7 million;

•         Araucária: R$2.8 million; and

•         Elejor: R$13.6 million.

Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2016 was our operating activities. Net cash provided by financing activities was R$535.6 million in 2016, compared with R$1,371.5 million in 2015. Net cash provided by operating activities was R$1,476.8 million in 2016, compared with R$1,320.7 million in 2015. In 2017, we expect to finance our liquidity and capital requirements primarily with cash provided by our operations and through debt financing from BNDES and the Brazilian capital markets.

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

Our total outstanding loans and financing (including debentures) at December 31, 2016 totaled R$8,837.1 million. Approximately R$90.5 million of the total debt outstanding at December 31, 2016 was denominated in U.S. dollars. For more information on the terms of these loans and financings, including reference to their specific maturity dates and interest rate structure, see Notes 23 and 24 to our audited consolidated financial statements. We are not subject to seasonality with respect to our borrowing requirements. Our major loans and financing arrangements are:

Banco do Brasil:

  We have R$1,475.4 million of outstanding debt with Banco do Brasil (not including the debentures listed above), consisting of financings we contracted to pay debentures issued in 2002, 2005 and 2006, as well as a September 2010 fixed-rate credit agreement.

Debentures:

  In October 2012, Copel Distribuição issued R$1,000.0 million in five-year non-convertible debentures, all of which were subscribed for by Banco do Brasil S.A. These debentures have an interest rate equal to CDI + 0.99% per year, with semiannual interest payments. As of December 31, 2016, we had an aggregate balance of R$511.5 million of debt related to this issuance;

  In June 2013, Compagas issued R$62.6 million of simple non-convertible debentures, single series, of the floating type, private issue, with an interest rate equal to TJLP index + 2.7% per year, with a five year maturity and payment of interest on a quartely basis. As of December 31, 2016, we had an aggregate balance of R$38.0 million of outstanding debt related to these debentures;

  In September 2013, Elejor issued R$203.0 million of non-convertible debentures, with an interest rate of 101.0% of the CDI index per year, with a five year maturity and payment of interest on a monthly basis. As of December 31, 2016, we had an aggregate balance of R$71.0 million of outstanding debt related to these debentures;

  In May 2014, Copel Holding issued R$1,000.0 million of non-convertible debentures, with an interest rate of 111.5% of the CDI index per year and with a five year maturity and payment of interest on a semester basis. As of December 31, 2016, we had an aggregate outstanding balance of R$1,017.1 million;

  In May 2015, Copel GeT issued R$1,000 million in five-year non-convertible debentures, with an interest rate of 113.0% of the CDI index per year and payment of interest on an annual basis. As of December 31, 2016, we had an aggregate balance of R$1,094.7 million of outstanding debt related to these debentures;

  In October 2015, Copel Telecom issued R$160.0 million in ten-year non-convertible debentures. These debentures have an interest rate equal to IPCA index + 7.96% per year, a five year maturity and payment of interest on an annual basis. As of December 31, 2016, we had an aggregate balance of R$174.2 million of outstanding debt related to these debentures;

  In March 2016, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV e Ventos de Santo Uriel Wind Farms issued R$300.8 million in non-converstivle debentures, with sixteen year maturity and payment of interest on monthly basis. Interest rate of TJLP index + 2.02% per year is applicable to R$147.6 million and IPCA index + 9.87% per year is applicable to R$153.2 million. As of December 31, 2016, we had an aggregate balance of R$295.2 million of outstanding debt related to these debentures;

  In April 2016, Compagas issued R$33.6 million of simple non-convertible debentures, single series, of the floating type, private issue, with an interest rate equal to TJLP index + 2.17% per year, with a five year maturity and payment of interest on a quartely basis. As of December 31, 2016, we had an aggregate balance of R$23.8 million of outstanding debt related to these debentures;

  In July 2016, Copel GeT issued R$1.0 billion of three-year non convertible debentures, with an interest rate of 121% of the CDI index per year and payment of interest on an annual basis. As of December 31, 2016, we had an aggregate balance of R$1,060.6 million of outstanding debt related to these debentures; and

  In October 2016, Copel Distribuição issued R$500.0 million of non-convertible debentures, with an interest rate of 124% of the CDI index per year, with a three years maturity and payment of interest on a annual basis. As of December 31, 2016, we had an aggregate outstanding balance of R$504.7 million.

BNDES

  In December 2013, we received approval for the BNDES financing of HPP Colíder in an aggregate amount of R$1,041.2 million. As of December 31, 2013, we had received R$840.1 million of this amount, with the remaining disbursements to be made in accordance with the construction schedule. Additionally, BNDES approved to finance the Cerquilho III transmission substation in the amount of R$17.6 million, which was disbursed in a single installment. As of December 31, 2016, the aggregate outstanding balance of these two contracts totaled R$939.0 million;

  BNDES has provided a loan to Copel of R$339.0 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES and Banco do Brasil until full repayment of the loan. As of December 31, 2016, we had an aggregate of R$257.4 million in outstanding debt with BNDES and Banco do Brasil under this facility;

  We have R$49.3 million in outstanding debt with Eletrobras (i) for the Salto Caxias plant and (ii) under government programs to finance distribution projects;

  In December 2011 we entered into a financing contract with BNDES in the total value of R$44.7 million for the construction of Transmission Line Foz do Iguacu - Cascavel Oeste, with a 14 years term. As of December 31, 2016, we had an aggregate of R$30.5 million in outstanding debt;

  In March 2012, we entered into a financing contract with BNDES in the total value of R$282.1 million for the construction of GE Farol, Ge Boa Vista, GE São Bento do Norte and GE Olho D’Água Wind Farms with a 16 years term. As of December 31, 2016, we had an aggregate of R$271.0 million in outstanding debt;

  In September 2012, we entered into a financing contract with BNDES in the total value of R$73.1 million for the construction of SHP Cavernoso II. As of December 31, 2016, we had an aggregate balance of R$59.5 million of outstanding debt related to this contract;

  In December 2014, we entered into a financing contract with BNDES to finance the improvement of the distribution system of the greater Curitiba area. We have obtained a R$139.1 million funding on December 2014 and as of December 31, 2016, we had an aggregate outstanding balance of R$105.5 million; and

  In June 2015, we entered into a financing contract with BNDES in the total value of R$124.0 million for the construction Santa Helena and Santa Maria Wind Farm. As of December 31, 2016, we had an aggregate balance of R$114.1 million of outstanding debt related to this contract.

FINEP

  In July 2012, a loan agreement in amount of R$52.2 million was signed by Copel Telecomunicações S.A. to partially support the BEL – Extra Broadband project. As of December 31, 2016, we had an aggregate outstanding balance of R$22.0 million.

Promissory notes

  In December 2015, Copel GeT issued R$500.0 million of promissory notes with an interest rate of 117.0% of the CDI index per year, with a two years maturity. As of December 31, 2016, we had an aggregate outstanding balance of R$581.9 million.

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

CONTRACTUAL OBLIGATIONS

In the table below, we set forth certain of our contractual obligations as of December 31, 2016, and the period in which such contractual obligations come due.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ million)
Contractual obligations:
Loans and financing(1)	5,273.9	1,843.2	1,387.0	487.0	1,556.7
Debentures(2)	6,305.3	1,574.3	2,859.8	1,287.3	583.9
Suppliers(3)	1,292.4	1,252.1	39.5	0.8	-
Purchase obligations(4)	116,320.9	4,626.9	9,062.3	8,624.0	94,007.7
Concession payments(5)	2,217.7	66.8	143.5	156.8	1,850.6
Eletrobras ‒ Itaipu(6)	8,889.4	1,086.4	2,527.0	2,577.9	2,698.1
Installment due to the Federal Revenue of Brazil(7)	225.6	64.1	142.4	19.1	-
Post-employment benefits(8)	7,750.7	467.5	977.4	918.6	5,387.2
Sectoral Financial liabilities(9)	309.5	164.9	144.6	-	-
Total	148,585.4	11,146.2	17,283.5	14,071.5	106,084.2

(1) Includes interest as agreed under agreements in the amount of R$1,420.4 million. For more details, see Note 23 to our audited consolidated financial statements.

(2) Includes interest as agreed under relevant agreements in the amount of R$1,647.3 million. For more details, see Note 24 to our audited consolidated financial statements.

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

(8) For more details, see Note 25 to our audited consolidated financial statements.

(9) For more details, see Note 9 to our audited consolidated financial statements.

We are also subject to risks with respect to tax, labor and civil claims and have provisioned R$1,241.3 million for accrued liabilities for legal proceedings related to these claims as of December 31, 2016. For more information, see “Item 8. Financial Information—Legal Proceedings” and Notes 17 and 30 to our audited consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have not engaged in any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 6. Directors, Senior Management and Employees

We are managed by:

•         a Board of Directors, which may consist of seven or nine members and is currently composed of nine members; and

•         a Board of Executive Officers, which consists of six members.

BOARD OF DIRECTORS

 The Board of Directors ordinarily meets monthly. A majority of the members of the Board of Directors is required for the meeting to be held, and decisions are taken by a majority vote of those present at the meeting. For additional information, see item 10. “Memorandum and Articles of Association”. The members of the Board of Directors are elected to serve for two-year terms and may be reelected. Among the current nine members of the Board of Directors:

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

The terms of the current members of the Board of Directors expires in April 2017. The current members are as follows:

Name	Position	Since
Fernando Xavier Ferreira	Chairman	2015
Antonio Sergio de Souza Guetter	Director	2017
Marlos Gaio	Director	2015
Mauro Ricardo Machado Costa	Director	2015
José Richa Filho	Director	2011
Carlos Homero Giacomini	Director	2011
Hélio Marques da Silva	Director	2015
Sandra Guerra	Director	2016
Sergio Eduardo Weguelin Vieira	Director	2016

The following are brief biographies of the current members of our Board of Directors:

Fernando Xavier Ferreira. Mr. Ferreira is 68 years old. He received a degree in Electrical Engineering - Telecommunications from Pontifícia Universidade Católica do Rio de Janeiro - PUCRJ (1971) and took an additional management training course from School of Business Administration, from Western Ontario University (Canadá) (1982). Mr. Ferreira has been the chairmanof our board of directors since April 2015. Mr. Ferreira is also a member of the Superior Strategic Council of Federação das Indústrias do Estado de São Paulo - Fiesp; of the Board of Directors of Centro Educacional João Paulo II; of the Council of Associação Amigos do Hospital das Clínicas; and as a member of the Board of Directors of several other companies. He also took positions as Chief Executive Officer of Telecomunicações do Paraná S.A. - Telepar; as the Brazilian General Director of Itaipu Binacional, in Grupo Telefônica in Brazil and at Telecomunicações Brasileiras S.A. – Telebras. Mr. Ferreira also served as an Executive Secretary of the Brazilian Ministry of Communications and as a Professor of Microwaves and Electromagnetism at the Department of Electrical Engineering of Universidade Federal do Paraná. He was also a member of the Latin American Committee of New York Stock Exchange - NYSE (USA) and the Chairman of the Superior Council of Infrastructure at Federação das Indústrias do Estado de São Paulo – Fiesp. Mr. Ferreira was appointed by the State of Paraná.

Antonio Sergio de Souza Guetter. Mr. Guetter is 56 years old. He received a post-graduation degree in Finance from Wharton School (2012) and from New York University (2001); a post-graduation degree in Management and Planning from Drexel University of Philadelphia (2000); a post-graduation degree in Quality from Japanese Union of Scientists and Engineers - JUSE (1999); a post-graduation degree in Marketing and Strategic Management from Texas University (1998); took an Executive MBA in Business Management from PUC/ISAD (1998) and in Finance from ISPG (1997. Mr. Guetter holds a degree in Civil Engineering from Universidade Federal do Paraná - UFPR (1986). He is currently Copel’s Chief Executive Officer. Previously he acted as the Chief Executive Officer of Copel Distribuição S.A. (2016-2017) and held also positions as Head of Coordination of Corporate Integrity at Companhia Paranaense de Energia - Copel (2015); Chief Financial and Investors Relations Officer of Copel (2014); Chief Financial Officer of Copel Distribuição S.A., Copel Geração e Transmissão S.A., Copel Participações S.A., Copel Telecomunicações S.A. and Copel Renováveis S.A. (2014); Chief Executive Officer of Copel Renováveis S.A. (2014); Chief Executive Officer of Fundação Copel de Assistência e Previdência Social (2013); and Chief Management and Social Security Officer of Fundação Copel de Assistência e Previdência Social (2011-2012).

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

Mauro Ricardo Machado Costa. Mr. Costa is 55 years old. He received a post-graduation  degree in Public Management from Fundação Getúlio Vargas – FGV (1988) and a degree in Business Management from Centro Universitário de Brasília - Uniceub (1981-1984). Mr. Costa has been a member of our board of directors since February 2015, a member of our audit committee since April 2015 and he is currently the Secretary of Treasury for the State of Paraná, Chairman of the Board of Directors of Agência de Fomento do Paraná, Chairman of the Board of Directors of Serviço Social Autônomo PARANACIDADE, Chairman of the Board of Directors of Companhia de Saneamento do Paraná – Sanepar, member of the Board of Directors of Companhia de Habitação do Paraná – Cohapar, and member of the Board of Directors of Agência Paraná de Desenvolvimento - APD. Previously, he served as Municipal Secretary of Treasury for the city of Salvador; as a fiscal audit of the Brazilian Federal Revenue; the Secretary of Treasury for the State of São Paulo (2007-2010); Secretary of Finance for the city of São Paulo (2005-2006 and 2011-2012); Chief Executive Officer of Fundação Nacional de Saúde - Funasa; chief executive officer of Companhia de Saneamento de Minas Gerais - Copasa; and chief officer of the Zona Franca de Manaus – Suframa. Mr. Costa was appointed by the State of Paraná.

José Richa Filho. Mr. José Richa is 52 years old. He has a bachelor’s degree in civil engineering from Universidade Católica do Paraná and a graduate degree in public management from Sociedade Paranaense de Ensino e Informática. Mr. José Richa has been a member of our board of directors since January 2011 and a member of our audit committee and its financial expert since March 2011. He is currently the chairman of the Board of Directors of Paraná Edificações, member of the Board of Directors of Agência Paraná de Desenvolvimento – APD, Secretary of Infrastructure and Logistics for the State of Paraná, and member of the Board of Directors of Departamento de Transito do Paraná - Detran-PR. Previously, Mr. José Richa was the President of the Board of Directors of Estrada de Ferro Oeste PR – Ferroeste (2012 – 2014), member of the Management and Deliberative Committee of the Paraná Competitivo program (2013-2014), member of the Board of Directors of Companhia de Informática do Paraná - Celepar (2011-2013), Management Secretary of the Municipality of Curitiba (2005-2010), Chief Administrative and Financial Officer at Agência de Fomento do Paraná S.A. (State Development Agency) (2003-2004), and Chief Administrative and Financial Officer of Departamento de Estradas de Rodagem - DER-PR (State Agency for Roads) (2000-2002). Mr. José Richa was appointed by the State of Paraná.

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

Hélio Marques da Silva. Mr. Silva is 55 years old. He has a specialization in Applied Law, from Escola da Magistratura do Paraná - Núcleo Maringá (2011); a degree in Law, from Faculdades Maringá, Maringá - PR (2010); technical degree in electronics, from Colégio Poli, Maringá - PR (1993); and technical degree in electrotechnics, from Colégio Poli, de Maringá - PR (1993). Mr. Silva has been a member of our board of directors since April 2015 and has been an Industrial Technician of Electrotechnics at Copel since July 1993. He has held several positions throughout his career in the Company, such as maintenance technician (1993-2005); maintenance mechanic (1993); trainee mechanic (1991-1993); and security guard (1987-1991).

Sandra Guerra. Ms. Guerra is 62 years old. She received a master’s degree in Business Administration (2009) from Universidade de São Paulo and a degree in Journalism (1977) from Universidade Paulista. Ms. Guerra has been a member of our board of directors since October 2016. Ms. Guerra currently serves as a member of the board of directors for Vix Logística S.A. (since 2015), and she is also an executive officer for Better Governance Consulting Services (since 2005). Previously, Ms. Guerra was  a member of Grupo Solvi (2011-2013), a member of Coteminas S.A. (2007-2012), a member of International Corporate Governance Network - ICGN (2001-2004), a member of Mundomedia S.A. (2000-2002), and a member of Instituto Brasileiro de Governança Corporativa – IBGC (1995-2001). She has also previously served as a member in numerous ICGN comimittees, including the Nomination Committee (2012-2015), the Principles Revision Committee (2009), the annual assemblies (2007-2009), and the Awards Committee (2006-2007). Ms. Guerra has additionally served as a member in numerous IBGC committees, including the International Committee (2009-2012), the Corporate Governance Committee (2008) and the Certification Committee. (2008-2009). Additionally, Ms. Guerra has held several positions as Coordinator, including for the Organization and Personnel Committee of Grupo Itapemirim (2010-2013), the Companies Circle Corporate Governance in Latin America (2005-2012), the ICGN annual assembly in Rio de Janeiro (2002-2004), the IBGC 10 ten-year Committee (2005), and IBGC’s Annual Assembly Committe (2001-2003-2007). Additionally, Ms. Guerra has held positions as President of ICGN’s Award Committee, (2008-2010), member of the Consulting Council of Grupo Itapemirim, (2009-2013) and of InVent (2002-2003), Marketing Director for CPM S.A. (2000-2005); Country Manager for the Institute for International Research do Brasil - IIR (1996-1999), Senior Partner and Counsel of Paradygma Marketing e Comunicação (1991-1996), Partner-Director for Mútua Assessoria de Comunicação (1982-1991), and journalist on radio and television channels. (1975-1987). Ms. Guerra has also served as the President of board of directors of  IBGC (2012-2016), and as a member of the administrative council for various firms (2012-2016). Ms. Guerra was appointed by BNDESPAR.

Sergio Eduardo Weguelin Vieira. Sergio Eduardo Weguelin Vieira. Mr. Vieira is 62 years old. He received a master’s degree in Politics Economy (1982) from The New School for Social Research and a degree in Economics (1979) from Universidade Cândido Mendes. Mr. Vieira has been a member of our board of directors since October 2016. Previously, Mr. Vieira was a partner of BRZ Investimentos (2013-2015), Executive Officer of the Comissão de Valores Mobiliários - CVM (2004-2008), a supervisor in the environmental area (2009-2013), Chief officer in the department of market and capital and in the Research and Development department (2002-2004), and he held the same position in BNDES (2000-2001), and supervisor in BNDESPAR (1995-2000). Mr. Vieira has been a member of the Administrative Council for several entities, including Amata and the Granéis Terminal in Santa Catarina - TGSC, the Sustainability Committee for Fibria, and for the Derivatives Chamber for BM&Fbovespa. He has also acted as a representative for the Project “Brazilian Excellence in Securities Transactions – Best”, started by CVM, for the Brazilian Central Bank,for BM&FBovespa and for Anbid. Additionally, Mr. Vieira has previously served as Director for Investments of Fundação de Assistência e Previdência Social do Banco Nacional de Desenvolvimento Econômico e Social - BNDES - Fapes (2015-2016). Mr. Vieira was appointed by BNDESPAR.

BOARD OF EXECUTIVE OFFICERS

Our Board of Executive Officers meets every two weeks and is responsible for the daily management of the Company. Each Executive Officer also has individual responsibilities established by the Board’s internal rules.

According to our bylaws, our Board of Executive Officers consists of six members. The Executive Officers are elected by the Board of Directors for three-year terms but may be removed by the Board of Directors at any time. Under the Shareholders’ Agreement, BNDESPAR has the right to appoint one member to the Board of Executive Officers. The terms of the current members of the Board of Executive Officers expire in December, 2017. The current members are as follows:

Name	Position	Since
Antonio Sergio de Souza Guetter	Chief Executive Officer	2017
Gilberto Mendes Fernandes	Chief Business Management Officer	2015
Luiz Eduardo da Veiga Sebastiani	Chief Financial and Investor Relations Officer	2015
Jonel Nazareno Iurk	Chief Business Development Officer	2013
Cristiano Hotz	Chief Legal and Institutional Relations Officer	2015
Fabio Malina Losso	Chief Governance, Risk and Compliance Officer	2016

The following are brief biographies of the current members of our Board of Executive Officers:

Antonio Sergio de Souza Guetter. Mr. Guetter has been our Chief Executive Officer since March 23, 2017. For biographical information regarding Mr. Guetter, see “Board of Directors”.

Gilberto Mendes Fernandes. Mr. Fernandes is 60 years old. He received a specialization degree in Strategic Planning from Fundação Dom Cabral (2001); and a graduate degree in Electronics from Centro Federal de Educação Tecnológica do Paraná - Cefet/Paraná (1975). Mr. Fernandes is currently the Chief Corporate Management Officer of Companhia Paranaense de Energia – Copel; a member of the Board of Directors of Carbocampel - S.P.C. Copel/Cambui, since April 2014; a member of the Board of Directors of CS Bioenergia - S.P.C. Cattalini/Sanepar, since May 2015; a member of the Advisory Technical Committee of the Board of Directors of Sanepar, since November 2013; a member of the Deliberative Council of UEGA Thermal Plant, since February 2012; and a member of the Directing Council of Consórcio Cruzeiro do Sul - Mauá Power Plant, since August 2013. Mr. Fernandes held important positions throughout his professional career: Chief Assistant Officer of Copel Participações S.A., our Chief Environment and Corporate Citizenship Officer (2012-2013); Advisor to TV SBT Rio de Janeiro (2002-2010); Executive Technical Officer at Grupo Paulo Pimentel (1989-2002), among others.

Luiz Eduardo da Veiga Sebastiani. Mr. Sebastiani is 57 years old. He received a degree in Economy from Universidade Federal do Paraná - UFPR and a post-graduate degree in Economic Theory from Universidade Estadual de Campinas - UNICAMP (1988). Mr. Sebastiani is currently the Chief Financial and Investor Relations Officer of Companhia Paranaense de Energia - Copel, Chief Financial Officer of Copel Distribuição S.A. - Copel DIS, Chief Financial Officer of Copel Comercialização S.A. - Copel COM, Chief Financial Officer of Copel Geração e Transmissão S.A. – Copel GeT and Chief Financial Officer of Copel Renováveis S.A. - Copel REN. He held important positions throughout his professional career as a Secretary of Treasury for the State of Paraná (2014); member of the Board of Directors at Copel (2014); Chief Financial and Investor Relations Officer at Copel (2013-2014); Chief of Staff of Paraná State Government (2012); Member of the Fiscal Council at Copel (2011-2012); Member of the Fiscal Council at Companhia de Saneamento do Paraná - Sanepar (Sanitation Utility Company) (2011-2012); Secretary of Management and Provision for the State of Paraná (2011-2012); Municipal Secretary of Finance in Curitiba (2005-2010); member of the Board of Directors at Companhia de Habitação de Curitiba - Cohab - CT (2005-2010); Chief Transport Officer and Chairman of the Board of Directors at Urbanização de Curitiba S.A. - Urbs (2005); Board member and State of Paraná representative at the Conselho Federal de Economia - Cofecon (Federal Economy Council), where he was the Chairman of the Budget Commission (2001-2002); and head of the Conselho Regional de Economia do Paraná - Corecon-PR (Regional Economy Council - State of Paraná).

Jonel Nazareno Iurk. Mr. Iurk is 62 years old. Mr. Iurk has a master’s degree in Soil Science and in River Basin Management from the Universidade Federal do Paraná (2005); a specialization degree in Management and Environmental Engineering from Universidade Estadual do Paraná (1999), and bachelor’s degrees in Mathematics (1975) and in Civil Engineering (1978) from Universidade Estadual de Ponta Grossa. Mr. Iurk is currently the Chief Business Development Officer of Copel, Member of the Board of Directors of Copel Geração e Transmissão S.A., and Member of the Board of Directors of Copel Renováveis S.A. Previously, he was Chairman of the Board of Directors of Copel Telecomunicações; Chairman of the Board of Directors of Copel Renováveis S.A.; our Chief Environment and Corporate Citizenship Officer (2012-2013); Secretary of Environment and Water Resources for the State of Paraná (2011-2013); Executive Technical Officer of ECOBR - Engenharia e Consultoria Ambiental (2002-2010); Chief Officer of Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis - Ibama for the State of Paraná (1995-1999); Environmental Sanitation Coordinator of Coordenação da Região Metropolitana de Curitiba - Comec (1994); and Operational Development Engineer and Coordinator of Rural Sanitation and Environmental Studies of Sanepar (1992-2002).

Cristiano Hotz. Mr. Hotz is 44 years old. He received a degree in Law from Pontifícia Universidade Católica do Paraná – PUC/PR and took a Specialization Course in Constitutional Law from ABDConst - Curitiba – PR. He is currently the Chief Legal and Institutional Relations Officer of Companhia Paranaense de Energia - Copel. Mr. Hotz held important positions throughout his professional career: he was Chairman of the Board of Directors of Copel Distribuição S.A.; Chairman of the Board of Directors of Copel Participações S.A.; member of the Board of Directors at Elejor - Centrais Elétricas do Rio Jordão S.A. (2014); Alternate Member of the Board of Directors at Dominó Holdings S.A. (2014); Advisor to the Governor of the State of Paraná (2011-2014); Member of the Electoral Law Commission of the Bar Association of the State of Paraná (OAB/PR) (2011-2014); Alternate Member of the Fiscal Council at Fomentos Paraná - Agência de Fomento do Paraná (2011); Electoral Law Professor at the Escola Superior de Advocacia (ESA - OAB/PR) (2006-2008); Attorney General of the City of Pontal do Paraná, State of Paraná (2005); Assistant to the Secretary of Finance of the city of Curitiba (2002-2004); Chief of Staff for the Government Office at Curitiba Municipality (2000-2002); Founding member of the Instituto Paranaense de Direito Eleitoral - Iprade; Chairman of the 6th Trial Group of the Court of Ethics and Discipline at OAB/PR; Member of Special Trial Chamber of the Court of Ethics and Discipline at OAB/PR; and Member of the Research Group on the Masters in Business Law and Citizenship at Unicuritiba: Civil and Environmental Responsibility from the Civil and Constitutional Perspective.

Fabio Malina Losso. Mr. Losso is 43 years old. He received a postdoctoral degree in Public Policies in 2013 from Harris School of Public Policy, a doctoral degree in Civil Law in 2008 from Universidade de São Paulo and a degree in Law in 1999 from Pontifícia Universidade Católica do Paraná. He is currently the Chief Governance, Risk and Compliance Officer of Copel, a partner and attorney of Losso Advogados Associados (since 1999), a founding member of “The Harris Council” of the University of Chicago (since 2015), member (2009 - 2014) and chairman (2014 - 2015) of the International Council of the Dean of the School of Public Politics of the University of Chicago (since 2014). Previously, Mr. Losso had served as liquidator President of Banco de Desenvolvimento do Paraná S.A. - Badep (2011-2013), founder and board member of Fundo Especial de Segurança Pública do Estado do Paraná - Funesp (2012-2013), secretary general of Conselho Estadual de Trânsito do Estado do Paraná (2012-2013), visiting scholar and associate researcher of University of Chicago, as well as Graduate courses of Universidade Positivo, UniCuritiba and FAAP.

FISCAL COUNCIL

We have a permanent Fiscal Council, which generally meets monthly. The Fiscal Council consists of five members and five alternates elected for one-year terms by the shareholders at the annual meeting. The Fiscal Council, which is independent of our management and of our external auditors, is responsible for:

•         reviewing our financial statements and reporting on them to our shareholders;

•         issuing special reports on proposed changes in capitalization, corporate budgets and proposed dividend distributions and any corporate reorganization; and

•         in general, supervising the activities of management and reporting on them to our shareholders.

The following table lists the current and alternate members of the Fiscal Council, who were appointed at the 61th annual shareholders’ meeting held on April 28, 2016, and whose terms expire in April 2017.

Name	Since
Vacant – Chairman	-
Georg Hermann Rodolfo Tormin	2015
Nelson Leal Junior	2015
Massao Fabio Oya	2015
João Carlos Flor Junior	2015
Alternates
Osni Ristow	2011
Roberto Brunner	2011
Gilmar Mendes Lourenço	2013
Aurelio Belarmino BarbosaVinícius	2015
Vinícius Flor	2016

AUDIT COMMITTEE

Pursuant to Rule 10A-3 under the Securities Exchange Act and our bylaws, our Audit Committee is composed of at least three members of our Board of Directors, each of whom serves a term of two years, and may be re-elected. Pursuant to the Audit Committee charter, the Audit Committee members are appointed by, and may be replaced by, a resolution taken by our Board of Directors. Since April 30, 2015, the members of the Audit Committee are Mr. José Richa Filho, Carlos Homero Giacomini and Mauro Ricardo Costa. All of the members of the Audit Committee are members of our Board of Directors. The Audit Committee is responsible for helping to prepare our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the effectiveness of our internal control and risk management procedures and staff.

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

COMPENSATION OF DIRECTORS, OFFICERS, FISCAL COUNCIL MEMBERS AND AUDIT COMMITTEE MEMBERS

Under Brazilian law, the total compensation of the Board of Directors, Executive Board and Fiscal Council is established annually by our general shareholders meeting. Under Section 162 of the Brazilian Corporate Law, the compensation of the members of our fiscal council must be equal to, or greater than, 10% of the average compensation paid to the members of our Board of Directors (excluding benefits and profit-sharing plans, if applicable). Finally, the members of our audit committee (all members of our Board of Directors) receive an additional of 50% of their compensation as Board members.

For the year ended December 31, 2016, the aggregate amount of compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Fiscal Council was R$8.8 million, of which 78.6% was for our Board of Executive Officers, 15.5% was for our Board of Directors, and 5.9% was for our Fiscal Council, as approved by our 61st annual shareholders’ meeting held on April 28, 2016.

The following table shows additional details about the compensation paid to the members of our Board of Directors, Executive Board and Fiscal Council for the periods indicated.

	Compensation (R$’000) in the years ended December 31,
	Board of Directors			Executive Officers			Fiscal Council
Area	2016	2015	2014	2016	2015	2014	2016	2015	2014
Number of members(1)	9	9	7	6	6	6	5	5	5
Salary	1,159.6	955.5	860.8	6,417.9	6,507.9	6,438.4	505.1	544.0	494.1
Compensation for attending committees(2)	180.6	160.2	173.3	-	-	-	-	-	-
Others(3)	23.5	22.5	33.8	483.0	491.7	493.5	11.1	15.9	16.9
Total	1,363.7	1,138.2	1,067.9	6,900.9	6,999.6	6,931.9	516.2	559.9	511.0

(1) The number of members corresponds to the monthly average of members divided by 12 months.

(2) Refers Audit Committee.

(3) Refers Private Pension Contribution, Assistance Plan for all members and Representation Grant for Executive Officers.

We have no service contracts with our directors providing for benefits upon termination of employment. We do not have a stock option plan for our directors, officers or employees.

EMPLOYEES

At December 31, 2016, we had 8,531 employees, compared to 8,628 employees on December 31, 2015 and 8,592 employees on December 31, 2014. Including employees at Compagas, Elejor and UEG Araucária Ltda. (companies in which we have a majority stake) we had 8,716 employees on December 31, 2016.

The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
Area	2016	2015	2014
Generation and transmission	1,680	1,568	1,554
Distribution	6,022	6,032	6,071
Telecommunications	660	621	601
Corporation staff and research and development	69	347	329
Other employees	100	60	37
Total employees of Copel wholly-owned subsidiaries	8,531	8,628	8,592
Compagas	162	162	160
Elejor	7	7	7
Araucária	16	16	13
Total	8,716	8,813	8,772

All of our employees are covered by collective bargaining agreements that we renegotiate annually with the unions that represent the various employee groups. In 2016, we negotiated and signed labor agreements with the unions representing our employees. These new bargaining agreements became effective in October and will be in place for a one-year term. We agreed to salary increases of 9.15% in 2016 compared to 2015 salaries.

We provide a number of benefits to our employees. The most significant is our sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2016, approximately 99.0% of our employees had elected to participate in a defined contribution plan.

In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement between an employee committee and us. An employee’s receipt of compensation is conditioned on the company meeting certain benchmarks described in the above-mentioned agreement, as confirmed in our published year-end financial statements. The amount of profit-sharing distributions reserved and approved for the 2016 fiscal year (including Compagas) was R$64.8 million. The amount of profit-sharing distributions accrued and approved for the 2015 fiscal year (including Compagas) was R$78.5 million. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

On August 1, 2016, we launched a new retirement incentive program (“PDI”), in which an employee who had worked at least 20 years at Copel and was at least 50 years of age could join. The deadline for joining this program (which is still in force) is 120 days counted from the first day of the month immediately following the date on which the employee simultaneously meets the requirements of: (i) being 55 years of age and having obtained the retirement benefit; or (ii) being 55 years of age and having the sum of the minimum contribution time plus age in accordance with the National Institute of Social Security (“INSS”) standards. After joining the PDI, the deadline for dismissal is up to 12 months.

As of December 31, 2016, 236 employess joined the program and 57 employess were dismissed under the program, totalizing R$8.6 million in benefits / indemnity compensation for the termination of employment contracts.

SHARE OWNERSHIP

As of March 31, 2017, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.

The following table shows the number of shares held by board members, executive officers and members of the fiscal council as of March 31, 2017:

Number of Shares
Common	Class A	Class B
Board of Directors
Fernando Xavier Ferreira

1

-

-

Antonio Sergio de Souza Guetter

1

-

-

Mauro Ricardo Machado Costa

1

-

-

José Richa Filho

1

-

-

Sergio Eduardo Weguelin Vieira

1

-

-

Sandra Maria Guerra De Azevedo

1

-

-

Carlos Homero Giacomini

1

-

-

Marlos Gaio

100

-

-

Hélio Marques da Silva

1

-

-

Executive Officers
Antonio Sergio de Souza Guetter

-

-

-

Gilberto Mendes Fernandes

-

-

-

Luiz Eduardo da Veiga Sebastiani

-

-

-

Cristiano Hotz

-

-

-

Jonel Nazareno Iurk

-

-

-

Fabio Malina Losso

-

-

-

Paulo Cesar Krauss

-

-

-

Fiscal Council - Members
Joaquim Antonio Guimarães de Oliveira Portes

-

-

-

George Hermann Rodolfo Tormin

-

-

-

Nelson Leal Junior

-

-

-

Massao Fabio Oya

-

-

-

João Carlos Flor Junior

-

-

-

Fiscal Council - Alternates
Osni Ristow

-

-

-

Roberto Brunner

-

-

-

Gilmar Mendes Lourenço

-

-

-

Aurelio Belarmino Barbosa

-

-

-

Vinícius Flor

-

-

-

We have no share-based incentive plan for employees.

Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. At December 31, 2016, the State of Paraná directly owned 58.6% of the Common Shares, and BNDESPAR owned directly 26.4% of the Common Shares. The State of Paraná does not have any different voting rights, but as long as it holds a majority of our Common Shares, it will have the right elect a majority of our directors. The following table sets forth certain information regarding the ownership of our Common Shares on December 31, 2016:

Shareholder	Common shares
	(thousands)	(% of total)
State of Paraná	85,029	58.6
BNDESPAR	38,299	26.4
Eletrobras	1,531	1.1
Public Float – ADSs	1,205	0.8
Public Float – BM&FBovespa	18,632	12.9
Other	335	0.2
All directors and officers as a group(1)	-	-
Total	145,031	100.0

 (1) Our directors and officers hold an aggregate of 108 Common Shares.

The following table sets forth certain information regarding the ownership of our Class B Shares on December 31, 2016:

Shareholder	Class B Shares
	(thousand)	(% of total)
State of Paraná	–	–
BNDESPAR	27,282	21.3
Eletrobras	–	–
Traded as ADSs	33,958	26.4
Traded in the BM&FBovespa Market	66,918	52.2
Other	138	–
All directors and officers as a group	–	–
Total	128,296	100.0

As of March 31, 2017, 4.4% of the Common Shares and 26.6% of the Class B Shares were held by 293 holders that reside in the United States and have registered with the Companhia Brasileira de Liquidação e Custódia (“CBLC”). At the same date, the ADSs represented 0.8% of the Common Shares and 25.3% of the Class B Shares, and together, approximately 12.3% of our total share capital. By March, 2017, our shareholders had voted  to convert 51,664 Class A Shares into Class B shares. For the last three fiscal years, we had no changes in the amount of our issued corporate capital, in the number of our shares or any changes in the voting rights of our shares.

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

Transactions with Shareholders

The following summarizes the most significant transactions with our principal shareholders:

Government of the State of Paraná

The State of Paraná owns 58.6% of our Common Shares. We had accounts receivable from the government of the State of Paraná under the CRC Account agreement in the amount of R$1,522.7 million at December 31, 2016. The outstanding balance bears interest of 6.65% per year and is adjusted in accordance with the IGP-DI inflation index. We recorded interest income and monetary variation receivable from the government of the State of Paraná under the CRC Account of R$188.9 million in 2016. For more information, see “Item 5. Operating and Financial Review and Prospects—Overview—Impact of the CRC Account”. We also had ICMS payables in the amount of R$113.8 million as of December 31, 2016. ICMS expenses during 2016 amounted to R$4.1 billion.

We also had an amount receivable of R$115.9 million related to the Luz Fraterna Program, a program that allows the State of Paraná to pay off the energy bills of customers enrolled in the Social Electricity Tariff, provided that consumption does not exceed 120 kWh. For more information, see Note 37 of our audited consolidated financial statements.

BNDES and BNDESPAR

BNDESPAR, a wholly-owned subsidiary of BNDES, owns 26.4% of our Common Shares and has the right to appoint two members to our Board of Directors. BNDES has granted us loans to finance the construction of generation and transmission facilities.

As of December 31, 2016, we had an aggregate of R$2,049.7 million in outstanding debt with BNDES under these facilities.

Fundação Copel

Fundação Copel is a closed pension fund sponsored by Copel, Compagas and other entities that runs and operates benefit plans, welfare and social assistance. In 2016, Copel made payments to Fundação Copel consisting of: (i) rental in amount of R$13.5 million and (ii) R$259.8 million for expenditure on pension and welfare plans.

Transactions with Affiliates

Dona Francisca Energética S.A.

We own 23.0% of the total issued and outstanding share capital of Dona Francisca Energética S.A. We had accounts payable in the amount of R$1.4 million as of December 31, 2016.

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

Voltália São Miguel do Gostoso I Participações S.A.

We own 49.0% of the total issued and outstanding share capital of Voltália São Miguel do Gostoso I S.A. On May 14, 2015, a loan agreement was entered by and between us (lender) and Voltalia São Miguel do Gostoso Participações S.A. (borrower), with retroactive effect as of February 6, 2015, in the total amount of up to R$29.4 million plus IOF tax, with a two year term and a remuneration of 111.5% of the CDI index aiming at providing working capital to finance the activities and business of Voltália São Miguel do Gostoso I S.A. Of total amount the credit line, Voltália used R$23.7 million.

As of December, 2016 we had an outstanding receivable amount of R$29.0 million related to this loan agreement.

Voltalia São Miguel do Gostoso I Participações S.A. paid in full the loan agreement in February, 2017.

Item 8. Financial Information.

See pages F-1 through F-138.

Legal Proceedings

We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our audited consolidated financial statements only include provisions when the Company has a present obligation (legal or constructive) resulting from a past event; it is probable (i.e, more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount to settle the obligation. As of December 31, 2016, our provisions for such risks were R$1,241.3 million. However, we cannot assure you that the actual amounts ultimately paid will not be different from the estimates made in recognizing these provisions.

As of December 31, 2016, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims whose potential losses cannot be reasonably estimated due to the current early stages of proceedings, for which no provisions have been made, was approximately R$2,559.8 million, of which R$423.5 million correspond to labor claims; R$23.6 million to employee benefits; R$765.9 million to regulatory claims; R$594.2 million to civil claims; and R$752.6 million to tax claims. For more information, see Note 30 of our audited consolidated financial statements.

ANEEL Determinations

We are contesting a determination by ANEEL that would require us to recognize, in our current liabilities at December 31, 2016, approximately R$2,322.7 million in relation to energy purchased from Itaipu during the energy rationing period that occurred in 2001, when there was a significant difference between the purchase price of Itaipu energy and energy sold in the spot market. Our management believes that losses resulting from the final ruling of this claim are remote and therefore we have no provision relating to this matter. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2016, we had provisions of R$49.7 million to cover expected losses related to these other lawsuits.

Tax and Social Contribution Claims

During the second half of 2010, two lawsuits were decided before the Federal Regional Court (Tribunal Regional Federal) in favor of the federal government, reversing the prior judgment that recognized our immunity regarding the payment of COFINS tax. As a result, the Federal Internal Revenue Service (Receita Federal) issued an infraction notice demanding the payment of COFINS tax from the period between August 1995 and December 1996. As of December 31, 2016, we had provisioned R$93.9 million to cover expected losses related to these lawsuits.

We are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions for the period between 2000 and 2006. In these proceedings, we estimate the amount of our expected loss to be R$23.3 million.

Labor Related Claims

We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2016, we have provisions totaling R$458.9 million reflecting the expected losses related to these lawsuits.

Regulatory

We are disputing certain regulatory and legal proceedings in connection with ANEEL’s allegations that we violated regulatory standards. As of December 31, 2016, we have provisions totaling  R$68.0 million reflecting the expected losses related to these proceedings.

Additional Claims

We are party to several lawsuits related to accidents involving equipment used in our electricity transmission and distribution grids, vehicle accidents and lawsuits for recovery of commissions by Tradener (more information see Note 30.1.2(e) of our audited consolidated financial statements). As of December 31, 2016, we have provisions totaling R$295.5 million reflecting the expected losses related to these lawsuits.

As the result of a November 2004 lawsuit filed by Ivaí Engenharia de Obras S.A. (“Ivaí”), we were ordered to pay R$180.9 million based on a claim by Ivaí that amounts paid by us were insufficient to cover Ivaí’s costs related to Ivaí’s construction work on the Rio Jordão project. On October 20, 2016 our Board of Directors approved the terms and conditions for a settlement agreement to finally resolve the lawsuit. The agreement was entered with Ivaí on October 10, 2016, and ratified by the Court immediately thereafter. Under the settlement agreement we agreed to pay the amount of R$152.3 million in fifteen monthly installments, adjusted by 50.0% of the monthly IPCA for the period.

We are also party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines. As of December 31, 2016, we have provisions totaling R$99.4 million relecting the expected losses related to these lawsuits.

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

At December 31, 2016, our legal reserve was R$792.7 million, or approximately 10.0% of our capital stock at that date.

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

Moreover, our net profits are also adjusted by adding the realization of amounts registered under “Equity Value Adjustments”. The account “Equity Value Adjustments” was created as a result of the first-time adoption of IFRS by Copel in 2010, which caused a fair value revaluation of certain fixed assets and the adoption of the fair value as its “deemed cost” at that date. The increase of the deemed cost of fixed assets lead to an increase of depreciation costs. Thus, our management has decided to add to the adjusted net profits the realization of the “Equity Value Adjustments” in order to compensate the effects of the increased depreciation costs. This procedure is authorized by ICPC 10 (Interpretação do Comitê de Pronunciamento Contábil). In 2016, our adjusted net profits used to calculate our dividends was increased in R$101.7 million as a result of said realization.

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

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. In the event that the Custodian is unable to immediately convert the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. In the event the holder of an ADS fails to collect its dividends from the Custodian within three (3) years, counted as of the date when such dividend was made available, Brazilian corporate law states that such dividends may be returned to us. In this case, the ADS holder shall lose its right to receive the dividends.

The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity for the periods indicated.

Year	Payment date	Distribution (R$ thousands)	Payment per share (R$)
			Common	Preferred A	Preferred B
2012	May 2013	268,554	0.93527	2.52507	1.02889
2013	May 2014	560,537	1.95572	2.52507	2.15165
2014	June 2015	622,523	2.17236	2.52507	2.39000
2015	June 2016	326,795	1.13716	2.52507	1.25473

The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity, translated into US$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (US$ thousands)	Payment per thousand shares (US$)
			Common	Preferred A	Preferred B
2012	May 2013	131,419	0.45768	1.23566	0.50349
2013	May 2014	239,280	0.83485	1.07789	0.91849
2014	June 2015	234,366	0.81785	0.95063	0.89978
2015	June 2016	83,691	0.29122	0.64666	0.32133

Item 9.   The Offer and Listing

The principal trading market for our shares (including our Class B Shares) is the BM&FBovespa market, which is maintained by BM&FBovespa. On March 31, 2017, approximately 3,169 shareholders owned our Class B Shares.

The following table sets forth the reported high and low closing sale prices for our shares on the BM&FBovespa market for the periods indicated.

	Price per Common Share		Price per Class B Share
	High	Low	High	Low
	(R$)	(R$)	(R$)	(R$)
2012	39.00	20.80	48.29	26.40
2013	30.50	20.02	37.01	26.21
2014	27.86	17.18	40.40	23.64
2015	25.20	15.90	36.75	23.60
1st Quarter	24.37	21.30	34.77	30.75
2nd Quarter	25.20	21.45	36.75	32.48
3rd Quarter	23.88	20.11	36.13	29.30
4th Quarter	23.25	15.90	34.70	23.60
2016	24.81	12.07	37.20	17.75
1st Quarter	19.57	12.07	30.39	17.75
2nd Quarter	20.79	15.49	30.66	23.37
3rd Quarter	23.29	19.81	35.37	29.33
4th Quarter	24.81	18.97	37.20	26.36
October	23.65	20.94	37.20	33.52
November	24.81	19.88	36.49	27.77
December	20.57	18.97	28.62	26.36
2017, up to April 17, 2017	28.46	19.10	35.37	27.20
1st Quarter	28.46	19.10	35.37	27.20
January	22.73	19.10	32.33	27.20
February	26.40	22.70	34.86	31.85
March	28.46	24.71	35.37	32.20
2nd Quarter	25.25	23.97	32.27	29.52
April	25.25	23.97	32.27	29.52

In the United States, our Class B Shares in the form of ADSs, each representing one Class B Share (as a result of the reverse stock split), issued by the Depositary pursuant to the Deposit Agreement by and between Copel, the Depositary and the registered holders and beneficial owners from time to time of the ADSs. The ADSs trade on the NYSE under the symbols “ELP” and “ELPVY”. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

U.S. dollars per ADR (ELPVY)

U.S. dollars per ADS

	High	Low	High	Low
	(US$)	(US$)	(US$)	(US$)
2012	19.81	10.68	26.03	12.75
2013	14.50	9.10	18.05	11.77
2014	12.33	7.43	18.12	9.97
2015	8.92	3.54	13.00	5.87
1st Quarter	8.92	6.74	13.00	9.88
2nd Quarter	7.99	6.78	11.72	10.29
3rd Quarter	7.64	4.96	11.47	7.63
4th Quarter	5.99	3.54	9.01	5.98
2016	7.74	2.79	11.78	4.26
1st Quarter	5.07	2.79	8.43	4.26
2nd Quarter	6.07	4.19	9.40	6.54
3rd Quarter	7.10	5.85	10.99	8.71
4th Quarter	7.74	5.64	11.78	7.88
October	7.46	6.46	11.78	10.28
November	7.74	5.64	11.47	8.04
December	6.20	5.68	8.60	7.88
2017, up to April 17, 2017	8.62	5.86	11.29	8.92
1st Quarter	8.62	5.86	11.29	8.92
January	7.07	5.86	10.26	8.92
February	8.54	7.05	11.22	10.16
March	8.62	7.75	11.29	10.17
2nd Quarter	8.05	7.62	10.28	9.39
April	8.05	7.62	10.28	9.39

On June 19, 2002, our shares were listed on the Latibex, an Euro-based market for Latin American securities. The shares trade under the symbol “XCOP”.

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

Board of Directors and Board of Executive Officers

According to our bylaws, we are managed by a Board of Directors, composed of seven or nine members, and a Board of Executive Officers, composed of six members.

Our Board of Directors ordinarily meets monthly and is responsible, among other things, for: (i) establishing our corporate strategy; (ii) defining the general orientation of our business; (iii) defining the responsibilities of members of our Board of Executive Officers; and (iv) electing the members of our Board of Executive Officers.

Our Board of Executive Officers meets every two weeks and is responsible for the daily management of the Company. Each Executive Officer also has individual responsibilities established by our bylaws.

For further information, see Items 6 –“Board of Directors” and “Board of Executive Officers”.

Shareholders’ Meetings

The convening of our shareholders’ meeting is made through publication of a notice to shareholders in two newspapers, which are determined at the previous shareholders’ meeting. Generally, we make such notice in Diário Oficial do Estado – PR and the Folha de Londrina. As provided by Brazilian Corporate Law, publications have to be made in the official newspaper located in the state of our corporate headquarters, in a newspaper with wide circulation in the same city as our corporate headquarters. The notice must be published no fewer than three times, beginning at least 30 calendar days prior to the scheduled meeting date.

In order for a shareholders' meeting to be held on first call, shareholders representing at least one quarter of the voting capital have to be present, except as otherwise provided for under Brazilian law. If no such quorum is verified, a second meeting may be called by notice given at least 8 calendar days prior to such meeting and in accordance with the same rules of publication previously described. The quorum requirements will not apply to a second meeting, subject to the minimum quorum and voting requirements for certain matters, as discussed below. A shareholder without a right to vote may attend a general shareholders' meeting and take part in the discussion of matters submitted for consideration.

A shareholder may be represented at a general shareholders' meeting by a proxy appointed in accordance with applicable Brazilian law not more than one year before the meeting, who must be a shareholder, a company officer, a lawyer or a financial institution.

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

Changes in rights of stockholders

A General Meeting of Stockholders must be held whenever the Company intends to change the rights of holders of our common shares or preferred shares. Under Brazilian Corporate Law the proposed changes must be approved by a majority of the class of stockholders that would be affected. Certain changes related to the rights of preferred shares, such as changes in preferences, advantages or conditions of redemption or amortization, may result in the exercise of rights to withdraw by the holders of the shares affected.

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

Disclosure of Shareholder Ownership

Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly reached an interest corresponding to 5.0% or more of any class of shares, or any rights under such shares, of a publicly traded company must disclose its share ownership to the investor relations officer of such company, which, in turn, must disclose such information to the CVM and to any relevant stock exchange. Any subsequent increase or decrease of 5.0% or more in ownership of any class of shares must be similarly disclosed. The same reporting obligation applies to any person or group of persons with an interest of 5.0% or more of any class of shares of a publicly traded company ceases to hold its stake. If such increase results in change of corporate control or administrative structure, or if the increase imposes a public offering, in addition to informing the investor relations officer, a statement containing certain required information must be published in newspapers that are widely circulated in Brazil.

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

Additional Recent Rules Regarding Taxation of Gains

On March 16, 2016, the Federal Government converted the Provisional Measure No. 692 into the Law No. 13,259, which established progressive income tax rates applicable to capital gains derived from the disposition of assets by Brazilian individuals. The Law No. 13,259 provides for new rates that range from 15.0% to 22.5% depending on the gain derived by the Brazilian individual, as follows: (i) 15% on gains not exceeding R$5,000,000.00; (ii) 17.5% on gains that exceed R$5,000,000.00 and do not exceed R$10,000,000.00; (iii) 20.0% on gains that exceed R$10,000,000.00 and do not exceed R$30,000,000.00; and (iv) 22.5% on gains exceeding R$30,000,000.00. Pursuant to the Section 18 of the Law No. 9,249/95, the tax treatment applicable to capital gains earned by Brazilian individuals also applies to capital gains earned by non-Brazilian residents (in transactions not carried out in the Brazilian stock exchange or the organized over-the-counter market). Therefore, new tax rates defined by the Law No. 13,259 shall also apply to non-Brazilian residents. This law entered into force on January 1, 2017.

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

U.S. Federal Income Tax Considerations

The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein (possibly with retroactive effect). This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of Class B Shares or ADSs, but it does not purport to be a comprehensive description of all of the U.S. tax consequences that may be relevant to a decision to hold or dispose of Class B Shares or ADSs. This summary applies only to purchasers of Class B Shares or ADSs who will hold the Class B Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10.0% or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Class B Shares or ADSs on a mark-to-market basis, partnerships or other pass-through entities, insurance companies, U.S. expatriates, and persons holding Class B Shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. Moreover, this summary does not address the Medicare tax on net investment income or the tax consequences to U.S. holders of acquiring, owning or disposing of Class B Shares or ADSs under any U.S. federal estate or gift, state, local or foreign taxes.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2016 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2017 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

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

Not applicable.

statement by experts

Not applicable.

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

See Note 36.2 to our audited consolidated financial statements for disclosure about market risk.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Item 12A. Debt Securities

Not applicable.

Item 12B. Warrants and Rights

Not applicable.

Item 12C. Other Securities

Not applicable.

Item 12D. American Depositary Shares

In the United States, the Class B Shares trade in the form of ADSs, each representing one Class B Share (as a result of the reverse stock split), issued by The Bank of New York Mellon (or the Depositary) pursuant to the Deposit Agreement. The ADSs trade under the symbols ELP and ELPVY. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The Depositary is located at 225 Liberty St, New York, NY 10286, EUA.

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

Brazilian Holder in the event that courts determine that ADSs would constitute assets located in Brazil) may be subject to income tax in Brazil.

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

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2016, this amount was US$ 617.3 thousand.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

(a) Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.

Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2016 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management as appropriate in order to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2016. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

Our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2016.

Changes in Internal Controls

                The management of the Company identified no change in its internal control over financial reporting during the fiscal year ended December 31, 2016, that has materially affected or is reasonably likely to materially affect its internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Paranaense de Energia - Copel

Curitiba - PR

We have audited the internal control over financial reporting of Companhia Paranaense de Energia - Copel and its subsidiaries (the "Company”) as of  December 31, 2016, based on the criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated April 27, 2017 expressed an unqualified opinion on those financial statements.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Curitiba, Paraná, Brazil

April 27, 2017

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

Item 16B. Code of Ethics

In November 2003, we adopted a code of ethics that also applies to our chief executive officer, our executive financial officer and the main executive of our accounting department.

In 2015, our Code of Ethics was revised after an open consultation process that involved our internal staff and inputs from stakeholders. After the consolidation of the proposals, the code was approved by our Management and our Board of Directors and it now applies our employees, all board and directors and outsourced. Our code of ethics is called “Code of Conduct” and it is available in our website, at www.copel.com/ir. Copies of our code of ethics can also be obtained for free via letter sent to the address on the cover page of this 20-F. As from the adoption of our code of ethics, we have not granted any implicit or explicit exemptions to any sections of our code of ethics to the officers named above.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered public accounting firm for the fiscal year ended December 31, 2016 and KPMG Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2015 and 2014.

The table below sets forth the total amount billied to Deloitte Touche Tohmatsu Auditores Independentes for services performed in 2016, and KPMG Auditores Independentes for services performed in 2015 and  2014, and breaks down these amounts by category of service:

	Year ended December 31,
Billed	2016	2015	2014
	(R$ million)
Audit fees	2.4	1.7	1.7
Audit-related fees	–	–	–
Tax fees	–	–	–
All other fees	0.8	–	–
Total	3.2	1.7	1.7

Audit Fees

Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial information in connection with statutory and regulatory filings or engagements.

All Other Fees

The services comprising the fees disclosed under “All Other Fees” refer to (a) the rendering of independent technical assistance and issuance of opinions in connection with the dispute with the Colíder Consortium with respect to the “Agreement for the Supply of Goods and Services” for the Implementation of the Colíder HPP, and (b) the analysis and issuance of an opinion in connection with the legal procedure aimed at reestablishing the economic and financial balance of said Agreement.

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

Item 16D. Exemption from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Securities Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. In reliance on the exemption in Rule 10A-3(b)(iv)(E), we have designated three members to our Audit Committee, José Richa Filho,  Carlos Homero Giacomini and Mauro Ricardo Machado Costa, who are designees of the State of Paraná, which is our controlling shareholder and therefore one of our affiliates. In our assessment, each of these members acts independently in performing the responsibilities of an audit committee member under the Sarbanes-Oxley Act and satisfy the other requirements of Securities Exchange Act Rule 10A-3.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrant’s Certifying Accountant

On March 15, 2016, Deloitte Touche Tohmatsu Auditores Independentes replaced KPMG Auditores Independentes as our independent public accounting for the fiscal years starting January 1, 2016.  Pursuant to CVM regulations, Brazilian public companies are required to rotate their independent public accounting firm every five years.   Due to the limitations set forth in these regulations, we did not seek to renew KPMG’s contract when it expired and KPMG Auditores Independentes could not attempt to stand for reelection for CVM purposes.  The replacement was approved by our Board of Directors and our Audit Committee.

The reports of KPMG Auditores Independentes on our financial statements for each of the fiscal years ended on December 31, 2014 and 2015 did not contain an adverse opinion or disclaimer of opinion, and they were not qualified or modified as to uncertainty, audit scope or accounting principles.  During such fiscal years, there were no disagreements with KPMG Auditores Independentes, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or scope of audit procedures, which disagreement, if not resolved to the satisfaction of KPMG Auditores Independentes, would have caused KPMG Auditores Independentes to make a reference to the subject matter of the disagreement in connection with its audit reports for such fiscal years.

We have requested that KPMG Auditores Independentes furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as Exhibit 15.1 to this Form 20 F.

We did not consult Deloitte Touche Tohmatsu Auditores Independentes during the two fiscal years prior to its engagement (or any subsequent interim period prior to its engagement) as to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20 F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20 F).

Item 16G. Corporate Governance

Section	New York Stock Exchange Corporate Governance Rules for U.S. Domestic Issuers	Copel’s Approach
Director Independence
303A.01

A company listed on the New York Stock Exchange (a “listed company”) must have a majority of independent directors on its Board of Directors. “Controlled companies” are not required to comply with this requirement.

Copel fits the definition of a “controlled company” for a majority of its voting shares are held by the State of Paraná. As such, Copel is not required to comply with the majority of independent directors requirement. Law 13,303/2016 requires us to keep a minium ration of 25% of independent board members.

Currently, seven out of nine members of Copel’s Board of Directors are independent as provided for in rule 10A-3 of the Securities Exchange Act.

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

Our shareholders amended our bylaws to establish an Audit Committee composed of at least three board members (all of whom must satisfy the requirements set forth in Rule 10A-3 under the Securities Exchange Act), each of whom serves a term of two years, and may be re-elected. Pursuant to the Audit Committee internal rules, the Audit Committee members are appointed by, and may be replaced by, the Board of Directors. All of the members of the Audit Committee are members of our Board of Directors.

The Audit Committee is responsible for our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the efficacy of our internal control and risk management procedures and staff

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

Although the corporate governance practices adopted by Copel do not comply with all the terms specified in the rules of the NYSE, they fulfill the requirements established for companies listed on level 1 of governance of BM&FBOVESPA. The Company also adopts the Code of Better Corporate Governance Practices of the Brazilian Institute for Corporate Governance (”IBGC”).

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

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-138.

Item 19. Exhibits

1.1

Approved and consolidated by the 187th Extraordinary Shareholders Meeting, of October 10, 2013, and amended by the 190th Extraordinary Shareholders meeting, of April 23, 2015, and by the 193rd Extraordinary Shareholders meeting of December 22, 2016.

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

8.1	List of subsidiaries.
12.1	Certification of the Chief Executive Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
13.1	Certification of Chief Executive Officer of Copel, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer of Copel, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter from KPMG Auditores Independentes

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

technical GLOSSARY NOT DEFINED IN THE BODY OF THE DOCUMENT

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

BM&FBovespa: The BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros.

Captive Customers: customers whose energy is supplied by the distributor in which the consumer unit is connected, such as that the amount paid already includes the energy cost and service cost for use of transmission and distribution - wire service. The consumer is not free to negotiate the conditions and the flexibility of energy supplied to meet the needs of its business, instead having to follow the determinations set forth by the distributor. The consumer is subject to the unpredictability of the annual variation of the value of the distributors’ tariffs.

CBLC: The Companhia Brasileira de Liquidação e Custódia.

CER: Reserve Energy Contract (Contrato de Energia Reserva).

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

Copel Geração e Transmissão or Copel GeT: The Company’s entity engaged in the generation and transmission business.

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

Main Transmission Concession: transmission concession contract no. 060/2001 comprised of different transmission assets that were in operation in the year of 2001 (date of execution of the concession agreement).

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

RAP: Annual Permitted Revenues (or Receita Anual Permitida)

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

Reserve Enegy Auction: mechanism for the contracting of reserve energy created to increase the security in the supplied of energy by the National Interconnected System (SIN). The reserve auction acts as an insurance contracted by distributors to be used when there is a mismatch between forecasted demand and supply. This modality of contracting is formalized through the conclusion of the CER between the selling agents in the auctions and the CCEE.

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

Thermoelectric Plant or TPP: A generating unit which uses combustible fuel, such as coal, oil, diesel natural gas or other hydrocarbon as the source of energy to drive the electric generator.

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

      Title: Chief Executive Officer

By: /s/ Luiz Eduardo da Veiga Sebastiani

      Name: Luiz Eduardo da Veiga Sebastiani

      Title: Chief Financial and Investor Relations Officer

Date: April 27, 2017

Deloitte Touche Tohmatsu Rua Pasteur, 463 - 1º andar - cj 101 e 103 e 5º andar Bairro Batel 80250-080 – Curitiba – PR Brasil Tel: + 55 (41) 3312 – 1400 Fax: + 55 (41) 3312 – 1470 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Paranaense de Energia - Copel

Curitiba - PR

We have audited the accompanying consolidated statements of financial position of Companhia Paranaense de Energia - Copel and its subsidiaries (the “Company”) as of December 31, 2016, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the year ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Paranaense de Energia - Copel and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2017 expressed an unqualified opinion on the Company's internal control over financial reporting.

Curitiba, Paraná, Brazil

April 27, 2017

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee ("DTTL"), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as "Deloitte Global") does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Deloitte provides audit, consulting, financial advisory, risk management, tax and relates services to public and private clients spanning multiple industries. Deloitte serves four out of five Fortune Global 500® companies through a globally connected network of member firms in more than 150 countries bringing world-class capabilities, insights, and high-quality service to address clients’ most complex business challenges. To learn more about how Deloitte’s approximately 225,000 professionals make an impact that matters, please connect with us on Facebook, LinkedIn or Twitter.

© 2017 Deloitte Touche Tohmatsu. All rights reserved.

KPMG Auditores Independentes

Al. Dr. Carlos de Carvalho, 417 - 16º andar

80410-180 - Curitiba/PR - Brasil

Caixa Postal 13533 - CEP 80420-990 - Curitiba/PR - Brasil

Telefone 55 (41) 3544-4747, Fax 55 (41) 3544-4750

www.kpmg.com.br

Report of independent registered public accounting firm

The Board of Directors and Shareholders

Companhia Paranaense de Energia - COPEL

We have audited the accompanying consolidated statement of financial position of Companhia Paranaense de Energia - COPEL (the “Company”) and subsidiaries as of December 31, 2015 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years  ended December 31, 2015 and 2014. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the years ended December 31, 2015 and 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board .

As further described in note 4.1 to the consolidated financial statements,in 2016 the Company changed its accounting policy for classifying in its consolidated statements of income certain electricity distribution transactions.  This change in classification was retrospectively applied to the Company’s 2015 and 2014 consolidated income statements.  The effects of this accounting policy change to previously reported 2015 and 2014 consolidated income statement amounts are also explained in note 4.1 to the consolidated financial statements.

Curitiba, Brazil

April 27, 2016, except for Note 4.1,  which is April 27, 2017

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Companhia Paranaense de Energia – Copel and Subsidiaries

Consolidated Financial Statements as of

December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014 and Report of Independent Registered Public Accounting Firm

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note	12.31.2016	12.31.2015
CURRENT ASSETS
Cash and cash equivalents	5	982,073	1,480,727
Bonds and securities	6	302,398	406,274
Collaterals and escrow accounts		1,294	2,000
Trade accounts receivable	7	2,217,355	3,032,827
Dividends receivable		71,758	40,345
CRC transferred to the State Government of Paraná	8	-	111,663
Sectorial financial assets	9	-	910,759
Accounts receivable related to the concession	10	65,595	9,162
Other current receivables	12	306,933	474,889
Inventories		130,637	131,018
Income tax and social contribution	13.1	188,952	194,244
Other current recoverable taxes	13.3	67,931	70,725
Prepaid expenses	14	39,096	49,282
Receivable from related parties	15	28,968	19,482
		4,402,990	6,933,397
NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	195,096	91,117
Other temporary investments	16	408,297	-
Collaterals and escrow accounts	23.1	73,074	86,137
Trade accounts receivable	7	270,786	75,062
CRC transferred to the State Government of Paraná	8	1,522,735	1,271,579
Judicial deposits	17	657,603	719,927
Sectorial financial assets	9	-	134,903
Accounts receivable related to the concession	10	3,748,335	1,358,451
Accounts receivable related to the concession compensation	11	67,401	219,556
Other noncurrent receivables	12	73,551	31,614
Income tax and social contribution	13.1	169,967	94,686
Deferred income tax and social contribution	13.2	803,477	537,562
Other noncurrent recoverable taxes	13.3	131,108	112,902
Prepaid expenses	14	25,583	25,493
Receivable from Related parties	15	155,141	192,803
		8,302,154	4,951,792
Investments	18	2,334,950	2,224,710
Property, Plant and Equipment	19	8,934,303	8,692,682
Intangible Assets	20	6,459,812	6,145,076
		26,031,219	22,014,260

TOTAL ASSETS		30,434,209	28,947,657
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position, continued

As of December 31, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note	12.31.2016	12.31.2015
CURRENT LIABILITIES
Payroll, social charges and accruals	21	287,797	258,401
Suppliers	22	1,255,639	1,613,126
Income tax and social contribution payable	13.1	41,454	311,916
Other taxes due	13.3	294,994	340,948
Loans and financing	23	1,470,742	308,558
Debentures	24	1,131,198	924,005
Dividend payable		266,831	346,007
Post-employment benefits	25	47,894	43,323
Customer charges due	26	141,712	277,458
Research and Development and Energy Efficiency	27	231,513	167,881
Accounts payable related to concession	28	66,210	61,786
Sectorial financial liabilities	9	155,261	-
Other accounts payable	29	264,791	135,709
		5,656,036	4,789,118
NONCURRENT LIABILITIES
Suppliers	22	36,711	5,923
Deferred income tax and social contribution	13.2	178,430	214
Other taxes due	13.3	303,146	257,273
Loans and financing	23	2,575,551	3,768,502
Debentures	24	3,659,611	2,759,923
Post-employment benefits	25	721,971	551,337
Research and Development and Energy Efficiency	27	252,376	231,112
Accounts payable related to concession	28	499,332	473,879
Sectorial financial liabilities	9	123,731	-
Other accounts payable	29	30,525	30,962
Provisions for legal claims	30	1,241,343	1,494,936
		9,622,727	9,574,061
EQUITY
Attributable to controlling shareholder's
Capital	31.1.1	7,910,000	6,910,000
Equity valuation adjustments	31.1.2	998,466	1,177,372
Legal reserve	31.1.3	792,716	744,784
Profit retention reserve	31.1.3	5,162,983	5,413,572
		14,864,165	14,245,728
Attributable to non-controlling interest	18.2.2	291,281	338,750
		15,155,446	14,584,478

TOTAL LIABILITIES & EQUITY		30,434,209	28,947,657
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

			Restated	Restated
	Note	12.31.2016	12.31.2015	12.31.2014
NET OPERATING REVENUE	32	13,101,753	14,945,844	13,995,506
OPERATING COSTS	33	(10,234,115)	(11,799,316)	(11,288,762)
GROSS PROFIT		2,867,638	3,146,528	2,706,744
Operational expenses / income
Selling expenses	33	(250,448)	(283,397)	(120,987)
General and administrative expenses	33	(741,145)	(670,606)	(552,116)
Other operational income (expenses)	33	(53,638)	(158,619)	(389,568)
Equity in earnings of investees	18	221,695	92,545	159,955
		(823,536)	(1,020,077)	(902,716)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		2,044,102	2,126,451	1,804,028
Financial results	34
Financial income		896,553	769,627	624,989
Financial expenses		(1,462,297)	(1,098,298)	(571,386)
		(565,744)	(328,671)	53,603

OPERATING PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		1,478,358	1,797,780	1,857,631
INCOME TAX AND SOCIAL CONTRIBUTION	13.4
Current		(589,322)	(698,023)	(747,869)
Deferred		58,754	165,794	225,853
		(530,568)	(532,229)	(522,016)
NET INCOME		947,790	1,265,551	1,335,615
Attributed to controlling shareholders		958,650	1,192,738	1,205,950
Attributed to non-controlling interest	18.2.2	(10,860)	72,813	129,665
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO
PARENT COMPANY SHAREHOLDERS - EXPRESSED IN BRAZILIAN REAIS
Ordinary shares	31.1.3	3.34587	4.16287	4.20899
Class "A" Preferred shares	31.1.3	3.68045	4.57807	4.62953
Class "B" Preferred shares	31.1.3	3.68045	4.56917	4.62989
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2016	12.31.2015	12.31.2014
NET INCOME		947,790	1,265,551	1,335,615
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities
Post employment benefits		(88,906)	410,330	140,383
Post employment benefits - equity	31.1.2	(852)	19,660	(582)
Taxes on other comprehensive income	31.1.2	30,174	(139,059)	(48,584)
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale	31.1.2	3,612	628	880
Other adjustments - subsidiary		-	-	(2,777)
Taxes on other comprehensive income	31.1.2	(1,229)	(215)	647
Total comprehensive income, net of taxes		(57,201)	291,344	89,967

TOTAL COMPREHENSIVE INCOME		890,589	1,556,895	1,425,582

Attributed to controlling shareholders		901,384	1,483,587	1,297,225
Attributed to non-controlling interest		(10,795)	73,308	128,357
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Attributable to Parent Company
			Equity valuation adjustments		Profit reserves
										Attributable
	Note			Other		Profit	Additional			to non -
			Deemed	comprehensive	Legal	retention	proposed	Accumulated	Shareholders’	controlling
		Capital	cost	income	reserve	reserve	dividends	profit	equity	interests	Equity
Balance as of January 1, 2014		6,910,000	1,238,955	(255,796)	624,849	3,897,833	235,498	-	12,651,339	277,413	12,928,752
Net Income		-	-	-	-	-	-	1,205,950	1,205,950	129,665	1,335,615
Other comprehensive income
Losses on financial assets, net of taxes	31.1.2	-	-	(700)	-	-	-	-	(700)	(550)	(1,250)
Actuarial losses, net of taxes	31.1.2	-	-	91,975	-	-	-	-	91,975	(758)	91,217
Total comprehensive income		-	-	91,275	-	-	-	1,205,950	1,297,225	128,357	1,425,582
Realization - deemed cost, net of taxes	31.1.2	-	(101,851)	-	-	850	-	99,394	(1,607)	-	(1,607)
Realization - actuarial losses, net of taxes	31.1.2	-	-	4,381	-	(4,381)	-	-	-	-	-
Additional dividends proposed		-	-	-	-	-	(235,498)	-	(235,498)	-	(235,498)
Allocation proposed to GSM:
Legal reserve		-	-	-	60,298	-	-	(60,298)	-	-	-
Interest on own capital	31.1.3	-	-	-	-	-	-	(30,000)	(30,000)	-	(30,000)
Dividends	31.1.3	-	-	-	-	-	241,753	(592,523)	(350,770)	(53,679)	(404,449)
Profit retention reserve		-	-	-	-	622,523	-	(622,523)	-	-	-
Balance as of December 31, 2014		6,910,000	1,137,104	(160,140)	685,147	4,516,825	241,753	-	13,330,689	352,091	13,682,780
Net Income		-	-	-	-	-	-	1,192,738	1,192,738	72,813	1,265,551
Other comprehensive income
Gain on financial assets, net of taxes	31.1.2	-	-	413	-	-	-	-	413	-	413
Actuarial gain, net of taxes	31.1.2	-	-	290,436	-	-	-	-	290,436	495	290,931
Total comprehensive income		-	-	290,849	-	-	-	1,192,738	1,483,587	73,308	1,556,895
Realization - deemed cost, net of taxes	31.1.2	-	(90,441)	-	-	-	-	90,441	-	-	-
Additional dividends proposed		-	-	-	-	-	(241,753)	-	(241,753)	(8,733)	(250,486)
Dividends with retained earnings		-	-	-	-	-	-	-	-	(48,601)	(48,601)
Allocation proposed to GSM:
Legal reserve		-	-	-	59,637	-	-	(59,637)	-	-	-
Interest on own capital	31.1.4	-	-	-	-	-	-	(198,000)	(198,000)	-	(198,000)
Dividends	31.1.4	-	-	-	-	-	-	(128,795)	(128,795)	(29,315)	(158,110)
Profit retention reserve		-	-	-	-	896,747	-	(896,747)	-	-	-
Balance as of December 31, 2015		6,910,000	1,046,663	130,709	744,784	5,413,572	-	-	14,245,728	338,750	14,584,478
Net Income (loss)		-	-	-	-	-	-	958,650	958,650	(10,860)	947,790
Other comprehensive income
Gain on financial assets, net of taxes	31.1.2	-	-	2,383	-	-	-	-	2,383	-	2,383
Actuarial gain (losses), net of taxes	31.1.2	-	-	(59,649)	-	-	-	-	(59,649)	65	(59,584)
Total comprehensive income		-	-	(57,266)	-	-	-	958,650	901,384	(10,795)	890,589
Realization - deemed cost, net of taxes	31.1.2	-	(101,707)	-	-	-	-	101,707	-	-	-
Realization - actuarial gain	31.1.2	-	-	(19,933)	-	19,933	-	-	-	-	-
Additional dividends proposed	18.2.2	-	-	-	-	-	-	-	-	(23,072)	(23,072)
Dividends with retained earnings	18.2.2	-	-	-	-	-	-	-	-	(9,342)	(9,342)
Capital increase		1,000,000	-	-	-	(1,000,000)	-	-	-	-	-
Allocation proposed to GSM:
Legal reserve		-	-	-	47,932	-	-	(47,932)	-	-	-
Interest on own capital	31.1.4	-	-	-	-	-	-	(282,947)	(282,947)	-	(282,947)
Dividends	31.1.4	-	-	-	-	-	-	-	-	(4,260)	(4,260)
Profit retention reserve		-	-	-	-	729,478	-	(729,478)	-	-	-
Balance as of December 31, 2016		7,910,000	944,956	53,510	792,716	5,162,983	-	-	14,864,165	291,281	15,155,446
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2016	12.31.2015	12.31.2014
CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income for the period		947,790	1,265,551	1,335,615
Adjustments to reconcile net income for the period with cash generated from operating activities
Unrealized monetary and exchange variations - net		1,142,316	617,197	399,757
Sectorial financial assets and liabilities result	9.2	1,079,662	(858.170)	(1.033.866)
Interest - bonus from the grant	10.2	(96,783)	-	-
Remuneration of accounts receivable related to concession	10.3	(98,780)	(110,893)	(58,782)
Reversal of estimated losses of accounts receivable related to concession	10.3	(29,025)	-	-
Gain on remeasurement of the cash flow from the RBSE assets	10.4	(809,639)	-	-
Income tax and social contribution	13.4	589,322	698,023	747,869
Deferred income tax and social contribution	13.4	(58,754)	(165,794)	(225,853)
Result of renegotiation of hydrological risk - GSF	20.1	(26,872)	(134,620)	-
Equity in earnings of joint ventures and associates	18.1	(221,695)	(92,545)	(159,955)
Provisions (reversals) for losses with depreciation of investments	18.1	-	-	(6,981)
Recognition of fair value of accounts receivable related to concession	32	(132,741)	(217,713)	(76,989)
Result from the change of the investment valuation method	33.6	(52,107)	-	-
Appropriation of acturial calculation of post-employment benefits	25.4	130,707	143,202	102,108
Appropriation of pension and healthcare contributions	25.4	142,735	133,428	118,392
Creation for research and development and energy efficiency programs	27.2	101,946	128,898	115,368
Depreciation and amortization	33	708,296	676,472	629,943
Net operating estimated losses, provisions and reversals	33.4	768,696	210,829	1.203,682
Impairment of accounts receivable related to concession	10.1	54	40,757	23,884
Loss on disposal of property, plant and equipment	19.2	27,316	41,715	5,670
Loss on disposal of intangible assets	20.1	47,434	30.026	10.479
		4,159,878	2,406,363	3,130,341
Decrease (increase) in assets
Trade accounts receivable		578,116	(1,022,952)	(789,176)
Dividends and interest on own capital received		154,877	62,070	43,860
CRC transferred to the Government of the State of Paraná	8.1	49,425	178,588	172,078
Judicial deposits		62,324	16,326	(61,028)
Net sectorial financial assets	9.2	258.779	975.053	-
Accounts receivable related to the concession extension		-	321,409	306,814
Other receivables		15,244	(16,238)	(90.184)
Inventories		381	19,604	(11,344)
Income tax and social contribution		(69,989)	(55,241)	97,512
Other current taxes recoverable		(25,608)	49,229	(17,879)
Prepaid expenses		10,096	(5,814)	80
Related Parties		-	(49.911)	(137.137)
		1,033,645	472,123	(486,404)
Increase (decrease) in liabilities
Payroll, social charges and accruals		29,396	5,783	12,792
Suppliers		(666,864)	(173,809)	94,244
Other taxes		(62,239)	144,711	(144,932)
Post-employment benefits	25.4	(187,143)	(170,258)	(148,731)
Customer charges due		(135,746)	254,225	(14,761)
Research and development and energy efficiency	27.2	(58.831)	(99,729)	(85,584)
Payable related to the concession	28.2	(648,593)	(55,346)	(51,716)
Other accounts payable		(23,605)	8,377	33,182
Provisions for legal claims	30.1.1	(193,197)	(163,684)	(53,343)
		(1,946,822)	(249,730)	(358,849)

CASH GENERATED BY OPERATING ACTIVITIES		3,246,701	2,628,756	2,285,088
Income tax and social contribution paid		(859,784)	(488,289)	(736,613)
Loans and financing - interest due and paid	23.4	(362,128)	(452,924)	(259,388)
Debentures - interest due and paid	24.2	(547,971)	(366,815)	(197,715)

NET CASH GENERATED IN OPERATING ACTIVITIES		1,476,818	1,320,728	1,091,372
(continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Cash Flows, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2016	12.31.2015	12.31.2014
CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		13,664	76,883	(103,603)
Loans and financing granted to related parties		(9,422)	(29,400)	-
Receipt of loans and financing granted to related parties		5,112	7,805	-
Additions related parties - Net effect of acquired cash		-	-	149,760
Additions in investments	18.1	(505,098)	(528,629)	(628,621)
Capital reduction of investees		74,983	-	-
Additions to property, plant and equipment		(1,284,436)	(752,529)	(894,575)
Customers contributions - property, plant and equipment		40	-	-
Additions to intangible assets	20.1	(928,727)	(968,802)	(1,254,570)
Customers contributions - intangible assets	20.1	122,809	243,054	168,933

NET CASH USED IN INVESTING ACTIVITIES		(2,511,075)	(1,951,618)	(2,562,676)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	23.4	93,806	1,836,190	221,556
Issue of Debentures	24.2	1,822,965	1,168,633	1,383,378
Payments of principal - loans and financing	23.4	(226,973)	(1,170,987)	(425,554)
Payments of principal - debentures	24.2	(785,239)	(154,822)	(40,608)
Dividends and interest on own capital paid		(368,956)	(307,528)	(668,969)

NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		535,603	1,371,486	469,803

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		(498,654)	740,596	(1,001,501)

Cash and cash equivalents at the beginning of the period	5	1,480,727	740,131	1,741,632
Cash and cash equivalents at the end of the period	5	982,073	1,480,727	740,131

CHANGE IN CASH AND CASH EQUIVALENTS		(498,654)	740,596	(1,001,501)
Notes are an integral part of these consolidated financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1         Operations

Companhia Paranaense de Energia (Copel, Company or Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Curitiba, State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded on Corporate Governance Level 1 of the Special Segments Listing of the BM&FBOVESPA – Securities, Commodities and Futures Exchange, on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, regulated by the Brazilian Electricity Regulatory Agency (Aneel), linked to the Ministry of Mines and Energy (MME), is to research, study, plan, build and explore the production, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel participates in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy, telecommunications, and natural gas.

1.1      Copel’s Equity Interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1.1       Subsidiaries

	Headquarters	Main activity	Interest
Subsidiaries			%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A. (Copel TEL)	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Renováveis S.A. (Copel REN)	Curitiba/PR	Control and management of interests	100.0	Copel
Copel Comercialização S.A. (Copel Energia)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagas	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária Ltda.	Curitiba/PR	Production of electricity from natural gas	20.0	Copel
			60.0	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Copel Brisa Potiguar S.A. (a)	Curitiba/PR	Control and management of interests	100.0	Copel REN
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.(a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A. (a)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
(a) Pre-operating stage.

1.1.2       Joint ventures

Joint ventures	Headquarters	Main activity	Interest
			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Paraná Gás Exploração e Produção S.A. (a)	Curitiba/PR	Exploration of natural gas	30.0	Copel
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	51.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	80.0	Copel GeT
Transmissora Sul Brasileira de Energia S.A.	Florianópolis/SC	Transmission of electricity	20.0	Copel GeT
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A. (b)	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A. (b)	Rio de Janeiro/RJ	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A. (b)	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Dominó Holdings S.A.	Curitiba/PR	Interest in sewage treatment	49.0	Copel Energia
(a) Entity with its activities paralyzed due to a Public Civil Action.
(b) Pre-operating stage.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1.3       Associates

Associated companies	Headquarters	Main activity	Interest %
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.03
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (a)	Curitiba/PR	Production of electricity	30.0
Copel Amec S/C Ltda. - in liquidation	Curitiba/PR	Services	48.0
Sercomtel S.A. Telecomunicações (b)	Londrina/PR	Telecommunications	45.0
(a) Pre-operating stage.
(b) Investment reduced to zero due to the impairment tests.

1.1.4       Joint operations (consortiums)

Joint operations	Interest (%) Copel GeT	Other consortium members
Hydroelectric Power Plant Gov. Jayme Canet Júnior (Mauá)	51.0	Eletrosul Centrais Elétricas S.A. (49%)
Hydroelectric Power Plant Baixo Iguaçu (Note 19.7.1) (a)	30.0	Geração Céu Azul S.A (subsidiarie of Neoenergia S.A.) (70%)
(a) Pre-operating stage.

2 Concessions and Authorizations

2.1      Concessions contracts or authorizations obtained by Copel

Copel		Interest %	Maturity
Concession agreement / authorization of the equity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contratct	100	07.07.2045
Copel TEL	Authorization Term No. 54/2003 - Anatel/SVP/PVST	100	Indeterminate
	Authorization Term No. 305/2012 - Anatel/SVP/PVST	100	Indeterminate
Elejor	Contract 125/2001 - HPP Fundão and Santa Clara	70	05.28.2037
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.18.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	08.27.2033
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	36	04.23.2030
UEG Araucária	Authorization 351/1999 - TTP Araucária (60% Copel GET)	20	12.22.2029
Compagás	Concession gas distribution contract	51	07.06.2024
Dois Saltos (a)	Authorization 5,204/2015	30	04.22.2045
Paraná Gás (b)	PART-T-300_R12 4861-.0000.99/2014-00 - ANP	30	05.15.2045
Usina de Energia Eólica São João S.A. (c)	MME Ordinance 173 /2012 - WPP São João	49	03.25.2047
Usina de Energia Eólica Carnaúba S.A. (c)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.08.2047
Usina de Energia Eólica Reduto S.A. (c)	MME Ordinance 230 /2012 - WPP Reduto	49	04.15.2047
Usina de Energia Eólica Santo Cristo S.A. (c)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.17.2047
(a) Building under construction.
(b) Entity with its activities paralyzed due to a Public Civil Action.
(c) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.2      Concessions contracts or authorizations obtained by subsidiary Copel Geração e Transmissão:

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP
Generation Concession 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	07.02.2042
Generation concession 001/2011 - HPP Colíder (a)		100	01.16.2046
Ordinance 133/2011 - SHP Cavernoso II		100	02.27.2046
Generation Concession 002/2012 - HPP Baixo Iguaçu (a)		30	09.14.2049
Generation Concession 007/2013
HPP Apucaraninha		100	10.12.2025
HPP Chaminé		100	08.16.2026
HPP Derivação do Rio Jordão		100	11.15.2029
HPP Cavernoso		100	01.07.2031
PUBLIC SERVICE CONCESSIONS
Generation concession 045/1999
TPP Figueira		100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia)		100	09.17.2023
HPP São Jorge		100	12.03.2024
HPP Guaricana		100	08.16.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.15.2029
HPP Gov. José Richa (Salto Caxias)		100	05.04.2030
Authorization 278/1999 - WPP Palmas		100	09.28.2029
Dispatch 182/2002 - HGP Melissa, HGP Pitangui and HGP Salto do Vau (only register with ANEEL)		100	-
Generation concession 002/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046
In progress for homologation from ANEEL - HPP Marumbi		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-
Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TPP Araucária (20% - Copel)	60	12.22.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.24.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.30.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.30.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.26.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.07.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.08.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.08.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.27.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.19.2046
GE Olho D’Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	05.31.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste (a)	100	05.10.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste (a)	100	05.10.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada (a)	100	01.04.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena (a)	100	01.04.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar (a)	100	05.10.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru (a)	100	01.04.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia (a)	100	01.04.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I (a)	100	08.03.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II (a)	100	08.03.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III (a)	100	08.03.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I (a)	100	08.03.2050
São MigueI lI	Ordinance 351/2015 - WPP São Miguel II (a)	100	08.03.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III (a)	100	08.03.2050
(a) Building under construction.
Hydroelectric Power Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Power Plant - TPP
Wind Power Plant - WPP
Hydroeletric Generating Plant - HGP

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel GeT		Interest %	Maturity
Transmission lines and substations concession agreements
Contract 060/2001 (extended by 3rd addendum to the contratct) - Transmission facilities – several joint ventures		100	12.31.2042
Contract 075/2001 - Transmission line Bateias - Jaguariaíva		100	08.16.2031
Contract 006/2008 - Transmission line Bateias - Pilarzinho		100	03.16.2038
Contract 027/2009 - Transmission line Foz do Iguaçu - Cascavel Oeste		100	11.18.2039
Contract 010/2010 - Transmission line Araraquara 2 - Taubaté (a)		100	10.05.2040
Contract 015/2010 - Substation Cerquilho III		100	10.05.2040
Contract 022/2012 - Transmission line - Foz do Chopim - Salto Osorio C2; Transmission line 230 kV Londrina - Figueira		100	08.26.2042
Contract 002/2013 - Transmission line - Assis - Paraguaçu Paulista II; Substation 230/88 kV Paraguaçu Paulista II		100	02.24.2043
Contract 005/2014 - Transmission line - Bateias - Curitiba Norte; Substation 230/20138 kV Curitiba Norte		100	01.28.2044
Contract 021/2014 - Transmission line Foz do Chopim - Realeza (a); Substation Realeza 230/20138 kV - Pátio novo 230 kV (a)		100	09.04.2044
Contract 022/2014 - Transmission line Assis - Londrina (a)		100	09.04.2044
Contract 006/2016 - Transmission line 525kV Curitiba Leste - Blumenau C1 (a)		100	04.06.2046
Contract 006/2016 - Transmission line 230 kV Uberaba - Curitiba Centro C1 e C2 (Underground) (a)
Substation 230/138 kV Curitiba Centro (SF6) - 230/138 kV - 2 x ATF 150 MVA (a)
Substation 230/138 kV Medianeira (Pátio novo 230 kV) - 2 x 150 MVA (a)
Transmission line 230 kV Baixo Iguaçu - Realeza (a)
Substation 230/138 kV Andirá Leste - 2 x ATR 150 MVA (a)

Concession agreement / authorization of the equity
Costa Oeste Transmissora	Contract 001/2012 - Transmission line Cascavel Oeste - Umuarama; Substation Umuarama 230/20138 kV	51	01.11.2042
Transmissora Sul Brasileira	Contract 004/2012 - Transmission line Nova Santa Rita - Camaquã 3;	20	05.09.2042
	Transmission line 230 kV Camaquã 3 - Quinta; Transmission line 525 kV Salto Santiago - Itá;
	Transmission line 525 kV Itá - Nova Santa Rita; Substation Camaquã 3 230/69/2013,8 kV
Caiuá Transmissora	Contract 007/2012 - Transmission line Umuarama - Guaíra; Transmission line 230 kV Cascavel Oeste - Cascavel Norte;	49	05.09.2042
	Substation Santa Quitéria 230/69-13,8 kV; Substation Cascavel Norte 230/20138-13,8 kV
Marumbi Transmissora	Contract 008/2012 - Transmission line Curitiba - Curitiba Leste; Substation Curitiba Leste 525/230 kV	80	05.09.2042
Integração Maranhense	Contract 011/2012 - Transmission line Açailândia - Miranda II	49	05.09.2042
Matrinchã Transmissora	Contract 012/2012 - Transmission line Paranaíta - Ribeirãozinho; Transmission line 500 kV Paranaíta - Cláudia;	49	05.09.2042
	Substation Cláudia 500 kV; Transmission line 500 kV Cláudia - Paranatinga; Substation Paranatinga 500 kV;
	Transmission line 500 kV Paranatinga - Ribeirãozinho
Guaraciaba Transmissora	Contract 013/2012 - Transmission line Ribeirãozinho - Marimbondo II;	49	05.09.2042
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte; Transmission line 500 Rio Verde Norte - Marimbondo II;
	Sectioning of Transmission lines 500 kV Marimbondo - Araraquara, at Substation Marimbondo II;
	Substation Marimbondo II 500 kV
Paranaíba Transmissora	Contract 007/2013 - Transmission line - T 500 kV Barreiras II - Rio das Éguas;	24.5	05.01.2043
	Transmission line 500 kV Rio Das Éguas - Luziânia (a); Transmission line 500 kV Luziânia - Pirapora 2
Mata de Santa Genebra	Contract 001/2014 - Transmission line - Itatiba - Bateias (a); Transmission line 500 kV Itatiba - Bateias (a);	50.1	05.13.2044
	Transmission line 500 kV Araraquara 2 - Itatiba (a); Transmission line 500 kV Araraquara 2 - Fernão Dias (a);
	Substation Santa Bárbara D'Oeste 440 kV (a); Substation Itatiba 500 kV (a);
	Substation 500/440 kV Fernão Dias (a)
Cantareira Transmissora	Contract 019/2014 - Transmission line - Estreito - Fernão Dias (a)	49	09.04.2044

(a) Buildings under construction.

3         Basis of Preparation

3.1      Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, IASB.

Company's management believes that all the relevant information used in its management is evidenced in the financial statements.

The issuance of the financial statements was authorized by the Board of Directors on April 27, 2017.

3.2      Functional and presentation currency

The financial statements are presented in Brazilian Reais, which is the functional currency of the Company. The financial information has been rounded to the nearest thousand, unless otherwise indicated.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.3      Basis of measurement

The financial statements have been prepared based on the historical cost, except for certain financial instruments and investments, as described in the related accounting policies and explanatory notes.

3.4      Use of estimates and judgments

In the preparation of these financial statements, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. Reviews of estimates are recognized in the period in which it is revised (prospective basis).

3.4.1       Judgments

Information about judgment referring to the adoption of accounting policies which impacts significantly the amounts recognized in the consolidated financial statements, except those involving estimates, is included in the following notes:

•         Note 4.3 - Basis of consolidation;

•         Note 4.4 - Financial instruments; and

•         Note 4.13 - Leases.

3.4.2       Uncertainties on assumptions and estimates

Information on uncertainties related to assumptions and estimates that pose a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•         Notes 4.4.8 and 9 - Sectorial financial assets and liabilities;

•         Notes 4.6 and 19 - Property, plant and equipment;

•         Notes 4.7 and 20 - Intangible assets;

•         Notes 4.8 and 19.9 - Impairment of assets;

•         Notes 4.9 and 30 - Provisions for litigation and contingent liabilities;

•         Note 4.10.1 - Unbilled revenues;

•         Note 4.10.2 – Interest;

•         Note 4.12 - Power purchase and sales transactions in the Spot Market (Electric Energy Trading Chamber – CCEE);

•         Note 7.3 - Estimated losses for doubtful accounts;

•         Note 10.4 - Remeasurement of financial asset RBSE;

•         Note 11 - Accounts receivable from the indemnity for the concession;

•         Note 13.2 - Deferred income tax and social contribution; and

•         Note 25 - Post-employment benefits.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.5      Management's Judgment on Going Concern

Management has concluded that there are no material uncertainties that cast doubt on the Company’s ability to continue as a going concern. No events or conditions were identified that, individually or in the aggregate, may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term concessions; (ii) robust shareholders equity, reducing the third-party capital necessity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical series of profits in the last fiscal years; and (v) fulfillment of the objectives and targets set forth in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities. See Note 36.2.2 for additional information about Liquidity Risk.

4         Significant accounting policies

4.1      Restatement of comparative balances

After reviewing its accounting practices, the Company and its electricity distribution subsidiary, aiming at the best presentation of its operational and financial performance, concluded that the changes in the expected cash flows of the indemnifiable financial asset of Copel DIS, which was originally presented in the Financial Income, in Financial Results, would be better classified in the group of Operating Revenue, together with other revenues related to its activity. This allocation better reflects the electricity distribution business model and provides a better presentation on its performance. This conclusion is supported by the fact that:

i) Investing in infrastructure is the indispensable activity of the electricity distribution business, whose management model is supported in building, maintaining and operating this infrastructure;

ii) The return on infrastructure investment in the distribution business is determined by the fair value of that infrastructure, either the amortizable portion over the contract horizon (intangible asset), or the portion indemnifiable by the Granting Authority to its final (financial asset), plus regulatory Weighted Average Cost of Capital – WACC; and

iii) Tariff revenues represent both the return on the intangible asset and a portion of the return on the financial asset, both of which are part of the regulatory remuneration base. Tariff revenues are fully recorded as part of the "Net Operating Revenue".

According to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, the Company changed its accounting policy previously adopted by an accounting policy that best reflects the performance of its business (for the above mentioned arguments) and therefore reclassified retrospectively in the Consolidated Statements of Income.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The reclassifications do not change the total assets, shareholders' equity and net income for the current and comparative year, nor the current and comparative Statements of Cash Flows.

The Consolidated Statements of Income, for comparison purposes, is presented below:

12.31.2015	As previously stated	Classification adjustments	Restated
Consolidated Statements of Income
Net Operating Revenues	14,728,131	217,713	14,945,844
Gross Profit	2,928,815	217,713	3,146,528
Profit before financial results and taxes	1,908,738	217,713	2,126,451
Financial results	(110,958)	(217,713)	(328,671)
Financial income	987,340	(217,713)	769,627

12.31.2014	As previously stated	Classification adjustments	Restated
Consolidated Statements of Income
Net Operating Revenues	13,918,517	76,989	13,995,506
Gross Profit	2,629,755	76,989	2,706,744
Profit before financial results and taxes	1,727,039	76,989	1,804,028
Financial results	130,592	(76,989)	53,603
Financial income	701,978	(76,989)	624,989

4.2      Out-of period adjustments

In the fourth quarter of 2016, the Company recorded out of period adjustments to correct prior year errors in judicial deposits, provision for legal claims, noncurrent other taxes, receivables from the Luz Fraterna program and from Infrastructure Use. The impact of these adjustments was to increase net other operating expenses by approximately R$30,679, increase finance income by approximately R$77,478, and increase finance expense by approximately R$56,315. The net impact of these adjustments was to decrease operating profit and net income by approximately R$9,516 and R$6,281, respectively. The Company has evaluated the effects of these errors and concluded that they were not material to any of the affected prior annual or interim financial statements, and that the impact of recording these adjustments were not material to the fourth quarter period income and either to the net income for the year.

4.3      Basis of consolidation

4.3.1       Calculation of equity in earnings of investees

Payment of dividends decreases the carrying value of investments.

When required, for calculation of equity in earnings of investees, the investees' financial statements are adjusted to adapt their policies to the Parent Company's accounting policies.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.3.2       Subsidiaries

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

The balances of the subsidiaries’ assets and liabilities, and profit or loss, are consolidated and transactions between consolidated companies are eliminated.

4.3.3       Interest of non-controlling shareholders

Non-controlling interest is presented in equity, separately from the equity attributable to the Parent Company's shareholders. Profits, losses and other comprehensive income are also allocated separately from the ones allocated to the Parent Company's shareholders, even if this results in non-controlling interest having a deficit balance.

4.3.4       Joint ventures and associates

Joint ventures are entities over which the Company, subject to an agreement, has the ability to affect returns exerting its power in conjunction with other parties, irrespective of the percentage of interest in the voting capital.

Associates are entities over which the Company exerts significant influence regarding financial and operational decisions, without control.

When the share in losses of a joint venture or associate equals or exceeds the accounting balance of the investor’s equity interest in the investee, the investor should discontinue the recognition of its share in future losses. Additional losses will be considered, and a liability will be recognized, only if the investor incurs legal or constructive obligations, or performs payments on behalf of the investee. Should the investee subsequently determine profits, the investor should resume the recognition of its interest in these profits only subsequent to the point at which the portion to which it is entitled to in these subsequent profits equals its share in unrecognized losses.

4.3.5       Joint operations (consortiums)

Joint operation is a joint business according to which parties that jointly control the business have rights on assets and obligations regarding liabilities related to the business.

Joint operations are recorded in the company holding the share, in proportion to the quotas of assets, liabilities and income (loss).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.4      Financial instruments

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

After the initial recognition, the non-derivative financial instruments are measured as described below:

Financial assets

4.4.1       Financial instruments at fair value through profit or loss

Financial instruments designated as such upon initial recognition are classified as held for trading and if the Company manages these investments and make purchase or sale decisions based on their fair value in the context of an investment and risk management strategy. After initial recognition, transaction costs and attributable interests, when incurred, are recognized through profit and loss.

4.4.2       Loans and receivables

This category only comprises non-derivative assets with fixed or determinable payments which are not quoted in any active markets. They are measured using the amortized cost or effective interest rate methods.

4.4.3       Financial instruments available-for-sale

The initial and subsequent measurement of financial instruments classified as “available for sale” is based on their fair value. The changes in the fair value resulting from the difference between the market interest rates and the effective interest rates are recognized in other comprehensive income, net of taxes. Interest set at the beginning of the agreement, calculated based on the effective interest rate method, as well as any changes in expected cash flows, are recognized directly in income for the period. At settlement of a financial instrument classified as available for sale, any gains or losses recognized in OCI are reclassified to income for the year.

4.4.4       Financial instruments held to maturity

If the Company is interested in and capable of holding any financial assets until maturity, they are classified as held to maturity. They are measured at amortized cost using the effective interest rate method, deducting any reductions in their recoverable value.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Financial liabilities and equity instruments

4.4.5       Financial liabilities measured at fair value through profit or loss

Financial liabilities designated as such upon initial recognition are classified as held for trading. They are stated at fair value and related gains or losses are recognized in income. The net losses or gains recognized in the income statement also include interest paid on the financial liability.

4.4.6       Other financial liabilities

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

4.4.7       Derecognition of financial liabilities

The Company derecognizes financial liabilities only when its obligations are discharged, cancelled or settled. The difference between the book value of the derecognized financial liability and the corresponding disbursement made or to be made is recorded to income.

Net sectorial financial assets and liabilities and related to the concession

4.4.8       Net sectorial financial assets and liabilities

An amendment to the concession agreement of distribution companies, approved by ANEEL Order No. 4,621/2014, provides that, in the event of termination of the concession for any reason, the residual values of Part A items and other financial components not recovered or returned through tariff are incorporated in the calculation of compensation or deducted from unamortized assets indemnity values, thus protecting rights or obligations of the distribution company to the Granting Authority.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Following guidance from ANEEL, the Company accounts for variations in sectoral financial assets and liabilities when there is a probable expectation that future revenue, equivalent to the costs incurred, will be billed and charged, resulting in the direct transfer of costs at an adjusted tariff according to the parametric formula defined in the concession agreement. The balance of these variations is retained and updated until the next tariff adjustment / review, when the Granting Authority authorizes the transfer in the Company’s tariff basis and consequently the transfer to the consumer in the next annual cycle, which occurs as from June 24 of each year.

4.4.9       Accounts receivable related to the concession

Power transmission concession

These refer to receivables in connection with the power transmission concession agreements and include the following amounts: (i) revenues from the construction of transmission infrastructure for use by system users; (ii) the financial return on these revenues guaranteed by the Granting Authority during the concession period.

Revenues under power transmission concession agreements are collected by making infrastructure available to system users and are not subject to demand risk, and are thus considered guaranteed revenues, called Annual Permitted Revenues (Receita Anual Permitida or RAP, in Portuguese) to be received during the concession period. Amounts are billed monthly to the users of this infrastructure, pursuant to reports issued by the National System Operator (Operador Nacional do Sistema or ONS, in Portuguese). Upon expiration of the concession, any uncollected amounts related to the construction of infrastructure shall be received directly from the Granting Authority, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through tariffs (RAP).

These financial assets do not have an active market, have fixed and determinable cash flows, and therefore are classified as “loans and receivables”. They are initially estimated based on their respective fair values and later measured according to the amortized cost calculated under the effective interest rate method.

Specifically to the Concession Agreement 060/2001, the subsequent additions, which represents expansion, improvement or enhancement of infrastructure, are recognized as a concession financial asset by virtue of representing the future generation of additional operating cash, according to specific rules from the Granting Authority.

Power distribution service concession

These refer to reimbursements set forth in the public power distribution service concession agreements, which the Company understands as an unconditional right to cash payments from the Granting Authority upon expiration of the concession. These reimbursements are designed to compensate Copel DIS for the investments made in infrastructure, which have not been recovered through the collection of tariffs at the end of the concession because of their useful lives being longer than the term of said concession.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

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

1st, 2nd, 3rd and 4th Tariff Readjustment Cycles were conducted every four years and, beginning on the 5th cycle, which started in January 2016, they will be conducted every five years, considering a change introduced by the fifth amendment to the concession agreement.

Gas Concession

Gas concession agreement falls the bifurcated model, where part of the investments made by the concessionaire is paid by users of the public service and the other part is indemnified by the Granting Authority, the State of Paraná, at the end of the concession. This model contemplates the recognition of financial assets and intangible assets.

As a financial asset is recognized the amount that will be indemnified by the Granting Authority corresponding to the investments made in the last ten years prior to the end of the concession as foreseen in the agreement and which the Company understands as an unconditional right to cash payments from the Granting Authority upon expiration of the concession.

Since these financial assets do not have determinable fixed cash flows – as the Company operates under the assumption that the value of the corresponding reimbursements will be based on the replacement cost of the concession assets and as they do not feature the necessary characteristics to be classified under any other category of financial assets – they are classified as “available for sale”.

4.4.10     Accounts receivable from concession indemnification

Arises from the residual balance of assets of the power transmission and generation infrastructure not yet depreciated and / or amortized existing at the end of the concession.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The amounts are transferred from Accounts Receivable Related to the Concession, Property, Plant and Equipment and Intangible Assets to the power transmission and generation activities, respectively, with the end of the concession.

At the end of each reporting period, Management evaluates the recoverability of the asset, remeasuring its cash flow based on its best estimate.

4.4.11     Accounts payable related to the concession

Refers to the amounts set forth in the concession agreement in connection with the right to explore hydraulic energy potential (onerous concession), whose agreement is signed as Use of Public Property (Uso do Bem Público or UBP, in Portuguese) agreements. The asset is recognized on the date of signature of the concession agreement, corresponding to the present value of future cash payments for the concession. The liability is then remeasured using the effective interest rate and reduced by contracted payments.

4.5      Inventories (including property, plant and equipment and intangible assets - concession agreement)

Materials and supplies in inventory, classified under current assets and those assigned for investments, classified under property, plant and equipment, and intangible assets – concession agreements, have been recorded at their average acquisition cost. Recorded amounts do not exceed their net realizable value.

4.6      Property, plant and equipment

The assets related to the public service concession agreement are depreciated according to the straight-line method based on annual rates set forth and reviewed periodically by Aneel, which are used and accepted by the market as representative of the economic useful life of the assets related to concession's infrastructure. Assets related to contracts for the use of public property under the independent electricity producer scheme are depreciated based on annual rates established by Aneel limited to the concession period. All other fixed assets are depreciated using the straight-line method based on estimates of their useful lives.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

During construction work, this asset is recognized at the present value of future cash disbursements during the Concession Agreement term. When commercial operation starts, the amount starts to be amortized during the concession period.

4.7.2       Hydrological risk renegotiation - GSF

Asset consisting of the renegotiation of the hydrological risk under the terms of Law No. 13,203, arising from the excess amount between the amounts recovered from the cost with the adjustment of the MRE (Generation Scaling Factor - GSF) subtracted from the total cost of the risk premium to be amortized over the energy supply period in the regulated environment. The amount was transformed by Aneel into an extension of the concession period, which is amortized on a straight-line basis as from January 1, 2016 until the end of the new concession period, according to note 14.1.

4.7.3       Concession agreement – electricity distribution

These comprise the right to control infrastructure, built or acquired by the operator or provided to be used by the operator as part of the electric energy public service concession agreement (the right to charge fees to the users of the public service provided by the operator), in compliance with IAS 38 – Intangible Assets, and IFRIC 12 – Concession Agreements.

Intangible assets are recorded at their fair acquisition and construction value, less accumulated amortization and impairment losses, when applicable.

The amortization of intangible assets reflects the pattern in which it is expected that future economic benefits will flow to Copel DIS during to the concession period.

4.7.4       Concession agreement – gas distribution

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

4.7.5       Intangible assets acquired separately

Intangible assets with a defined useful life, acquired separately, are recorded at cost, less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method based on the estimated useful lives of the corresponding assets. The estimated useful lives and the amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.7.6       Derecognition of intangible assets

An intangible asset is derecognized when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between net disposal proceeds and the carrying amount of the asset are recognized in profit or loss when the asset is derecognized.

4.8      Impairment of assets

Assets are assessed annually to detect evidence of impairment.

4.8.1       Financial assets

A financial asset not measured at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it might be impaired. A financial asset is considered to be impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset and that the loss event had a negative effect on the estimated future cash flows that can be reliably estimated.

The Company considers evidence of impairment of receivables at both the individual and collective levels. All individually significant receivables are valued for the specific loss of value.

An impairment of a financial asset measured at amortized cost is calculated as the difference between the carrying amount and the present value of estimated future cash flows, discounted at the effective original interest rate of the financial asset. Losses and their reversals are recognized in profit or loss and reflected in an allowance account against receivables.

4.8.2       Non-financial assets

Assets under formation arising from onerous concession and concession rights and / or authorization to generate electricity, classified as intangible assets, are annually tested along with the other assets of that cash- generating unit.

Whenever there is a loss resulting from situations where an asset’s carrying value exceeds its recoverable value, defined as the greater between the asset’s value in use and its net selling price, this loss is recognized in profit or loss for the year.

For impairment assessment purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGU).

The amount of the impairment of non-financial assets is reviewed for the analysis of a possible reversal at the reporting date, in case of reversal of loss of prior years, this is recognized in current year's profit or loss.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.9      Provisions

Provisions are recognized when, and only when: i) the Company has a present obligation (legal or constructive) resulting from a past event, ii) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and iii) a reliable estimate can be made of the amount to settle the obligation.

The estimates of outcomes and financial impacts are determined by the Company's management judgment, supplemented by experience of similar transactions and, in some cases, by independent expert reports.

Social-environmental liabilities are recognized as the Company assumes formal obligations before regulatory agencies or becomes aware of potential risks related to socio-environmental issues, which may lead to cash disbursements that are deemed probable and that may be estimated. During the project implementation phase, the accrued amounts are recorded against property, plant and equipment (generation), construction cost (transmission) or intangible assets in progress (distribution). At the start of operations, all costs included in the Operating License, whose programs will be executed during the concession and the respective disbursement has not yet occurred, are measured and adjusted to present value according to the estimated cash flow of disbursements and recorded as social-environmental provisions in contra-entry to the assets related to the project, being adjusted periodically. Once the project enters commercial operation, all costs or expenses incurred with socio-environmental programs related to the project’s operation and maintenance licenses are analyzed according to their nature and recorded directly to profit or loss for the period.

4.10    Revenue recognition

Operating revenues are recognized when: (i) the revenue amount can be reliably measured; (ii) the costs incurred or to be incurred in the transaction are reliably measurable; (iii) it is likely that the economic benefits will be received by the Company; and (iv) the risks and rewards have been fully transferred to the buyer.

Revenue is measured at the fair value of the consideration received or receivable, less discounts and/or bonuses granted and charges on sales.

4.10.1     Unbilled revenues

Refers to revenues from electricity sales to final customers, electricity sales to distributors, use of the main distribution and transmission grid and telecommunication services, from the period between the last billing and the end of each month, by estimate based on the last measurement taken.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.10.2     Interest

Revenue from interest is recognized when it is probable that future economic benefits will flow to the Company and the revenue value can be reliably measured. Interest revenue is recognized at the straight-line basis and based on time and effective interest rate on outstanding principal amounts. The effective interest rate is the one that discounts exactly estimated future cash receipts during the estimated life of the financial asset in relation to initial net book value of that asset.

4.11    Construction revenues and costs

Revenue related to construction services for infrastructure in the power transmission and distribution services, and gas distribution, are recognized using the stage of completion method, accordingly to IAS 11 - Construction contracts. Related costs are recognized in the income statement as construction cost.

Given that Copel DIS and Compagas outsource the construction of distribution infrastructure to unrelated parties and works are carried out over short periods, the construction margin to the power and gas distribution activities result in no significant amounts, resulting in the non-recognition of such margin.

The construction margin adopted for the transmission activity for the years 2016 and 2015 was 1.65%, and results from a calculation methodology which takes into account the respective business risk.

4.12    Power purchase and sales transactions in the Spot Market (Electric Energy Trading Chamber – CCEE)

Power purchase and sales transactions in CCEE are recorded on the accrual basis according to the information disclosed by this Trading Chamber or to estimates prepared by the Management of the subsidiaries when public information is not yet available.

4.13    Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Other leases are classified as operating.

4.14    New standards that are not yet in effect

A number of new IFRS standards and amendments to the standards and interpretations were issued by the IASB and had not yet come into effect for the year ended December 31, 2016. Consequently, the Company and its subsidiaries has not adopted them in advance.

The new rules that may have an impact on the Company and its subsidiaries are mentioned below:

4.14.1     IFRS 9 - Financial Instruments

IFRS 9 is effective for the financial statements of an entity prepared in accordance with IFRS for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

This standard establishes new requirements for classification and measurement of financial assets and liabilities. Financial assets are classified into three categories: (i) measured at fair value through profit or loss; (ii) measured at amortized cost, based on the business model within which they are held and the characteristics of their contractual cash flows; and (iii) measured at fair value through other comprehensive income.

With regard to financial liabilities, the main alteration in relation to the requirements already set by IAS 39 requires any change in fair value of a financial liability designated at fair value through profit or loss attributable to changes in the liability's credit risk to be stated in other comprehensive income and not in the statement of profit or loss, unless such recognition results in a mismatching in the statement of profit or loss.

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

Regarding the modifications related to hedge accounting, IFRS 9 retains three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions that are eligible for hedge accounting, more specifically regarding the types of instruments that qualify as hedging instruments and the types of risk components of nonfinancial items eligible for hedge accounting.

In addition, the effectiveness test has been overhauled and replaced with the principle of an “economic relationship”. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management have also been introduced.

The Company’s subsidiaries have material assets classified as “available for sale”, in accordance with the current requirements of IAS 39. These assets represent the right to indemnity at the end of the concession period of the subsidiaries. The designation of these instruments as “available for sale” occurs due to the nonclassification in the other three categories described in IAS 39 (loans and receivables, fair value through profit or loss and heldtomaturity). Management’s preliminary opinion is that, should these assets be classified as measured at fair value through profit or loss according to the new standard, the effects of the subsequent remeasurement of this asset would be recognized in profit or loss for the year. Thus, there will not be material impacts on the Company’s consolidated financial statements.

Moreover, as the Company and its subsidiaries do not apply hedge accounting, Management concluded that there will not be material impact on the information disclosed or amounts recorded in its consolidated financial statements as a result of the amendments to standard. As regards the changes in the calculation of impairment of financial instruments, the Company is assessing any impacts of the adoption of this standard.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.14.2     IFRS 15 - Clarifications to IFRS 15 Revenue from contracts with customers

IFRS 15 provides a single, straightforward model for accounting for contracts with customers, and when it comes into effect, it will supersede the current guide for revenue recognition provided in IAS 18 – Revenue and IAS 11 Construction contracts and related interpretations.

The standard establishes that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces a fivestep model for revenue recognition: (i) Identify the contract with the customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; and (v) Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when (or as) the entity satisfies a performance obligation, i.e., when the "control" over the goods and services in a certain operation is transferred to the customer, and will establish a greater level of detail in the disclosures.

The standard will be applicable for annual reporting periods beginning on or after January 1, 2018, and its early adoption is permitted. The Company is assessing the method and potential impacts of the adoption of this new standard and preliminarily assess that they will not be material in its consolidated financial statements.

4.14.3     IFRS 16 - Leases

Issued on January 13, 2016, establishes, in the lessee’s view, a new form for accounting for leases currently classified as operating leases, which are now recognized similarly to leases classified as finance leases. As regards the lessors, it virtually retains the requirements of IAS 17, including only some additional disclosure aspects.

IFRS 16 is effective for annual periods beginning or on after January 1, 2019, and its early adoption is permitted as long as the entities also early adopt IFRS 15 Revenues from contracts with customers. The Company is assessing the potential impacts of the adoption of this new standard.

4.14.4     Amendments to IAS 12 - Recognition of Deferred Tax Assets for Unrealized Losses

Issued on January 19, 2016, the amendments to IAS 12 clarify the requirements of recognition of deferred tax assets for unrealized losses on debt instruments and the method for assessing the existence of probable future taxable profits for the realization of temporarily nondeductible differences, to address the diversity in practice.

The amendments to IAS 12 will be applicable for annual periods beginning on or after January 1, 2017, and its early adoption is permitted. The Company estimates that the application of the amendments to IAS 12 tends not to cause material impacts on its consolidated financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.14.5     Amendments to IAS 7 - Disclosure initiative

Issued on January 29, 2016, the objective of the amendments to IAS 7 from the Disclosure Initiative is for the entities to provide disclosures that permit the users of the financial statements to assess the amendments as regards the responsibilities arising from financing activities.

For this, IASB requires that the following changes in liabilities arising from financing activities be disclosed: (i) changes in cash flows from financing activities; (ii) changes arising from the obtainment or loss of control of subsidiaries or other businesses; (iii) effect of exchange rate changes; (iv) changes in fair values; and (v) other changes.

The IASB defines liabilities arising from financing activities as liabilities "for which their cash flows were or will be classified in the Statements of Cash Flows as cash flows from financing activities". It also highlights that the new disclosure requirements refer similarly to changes in financial assets, if they meet the same definition. Finally, the amendments indicate that the changes in liabilities arising from financing activities should be disclosed separately from the changes in other assets and liabilities.

The amendments to IAS 7 are effective for annual periods beginning on or after January 1, 2017, and its early adoption is permitted. Since the amendments were disclosed in a period of time shorter than one year before the mandatory adoption period, entities are exempt from publishing comparative information on the early adoption of the amendments. The Company estimates that the application of the amendments to IAS 7 will not result in changes in the classification of the amounts of the Company’s statements of cash flows for future periods with no other material impacts on its consolidated financial statements.

4.14.6     IFRIC 22 - Foreign Currency Transactions and Advance Consideration

Issued on December 8, 2016, IFRIC 22 deals with the exchange rate to be used in transactions that involve the consideration paid or received in advance in foreign exchange transactions.

The IFRIC is effective for annual periods beginning on or after January 1, 2018, and its early adoption is permitted.

The transactions in foreign currency of the Company are currently restricted to debt instruments with international financial institutions, measured at fair value, and to the acquisition of energy from Itaipu. Since assets and liabilities measured at fair value are not within the scope of the IFRIC and that there are no advance payments on transactions with Itaipu, the Company estimates that IFRIC 22 will not have material impacts on its consolidated financial statements.

4.14.7     Amendments to IAS 40 - Investment Property

Issued on December 8, 2016, the amendments to IAS 40 clarify the requirements relating to transfers from or to investment properties. The amendments are effective for annual periods beginning on or after January 1, 2018, and its early adoption is permitted.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company is assessing the potential impacts of the adoption of the amendments.

4.14.8     Annual Improvements to IFRSs 2014 - 2016 Cycle

Every year, IASB discusses and decides on the proposed improvements to IFRS as they arise during the period. Issued on December 8, 2016, the improvements deal with the following subjects:

i) amendments to IFRS 1 - excludes from the standard some exceptions existing for application in the transition period of the entities that are new IFRS adopters.

ii) amendments to IFRS 12 - clarifies the scope of the pronouncement, in respect of interest of entities in other entities that are classified as available for sale or discontinued operations in accordance with IFRS 5.

iii) amendments to IAS 28 - clarifies if an entity has an option of "investment for investment" to measure the investees at fair value in accordance with IAS 28 for a risk capital organization.

Based on a preliminary assessment of the amendments, the Company's management believes that the application of these amendments should not have material impact on the disclosures or amounts recognized in its consolidated financial statements in future periods.

5         Cash and Cash Equivalents

	12.31.2016	12.31.2015
Cash and bank accounts	173,020	167,724
Financial investments with immediate liquidity	809,053	1,313,003
	982,073	1,480,727

It comprises liquid funds in cash, bank deposits and short-term high liquidity investments, which can be redeemed within 90 days for cash from the contract date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments are remunerated between 65% and 101% of the rate of change of the Interbank Deposit Certificate (Certificado de Depósito Interbancário - CDI).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

6         Bonds and Securities

Category	Index	12.31.2016	12.31.2015
Securities available for sale
Quotas in Funds	CDI (a)	94,268	64,473
Committed Operation	96.5% to 100% of CDI	56,512	48,085
Bank Deposit Certificates - CDB	96.0% to 101% of CDI	50,811	45,996
Financial Treasury Bonds - LFT	Selic (b)	1,475	2,623
		203,066	161,177
Securities held for trading
Multimarket Fund	110% of CDI	111,817	111,760
Quotas in Funds	100% to 110% of CDI	62,608	100,282
Committed Operation	Fixed rate	58,930	88,594
Financial Notes	110% of CDI	51,384	26,025
Time Deposits with Special Guarantee from the Credit
Guarantee Fund (FGC) - DPGE	110% of CDI	4,785	4,515
National Treasury Bonds - LTN	Selic	3,378	2,563
Housing credit	110% of CDI	1,390	2,316
Debentures	110% of CDI	129	157
Treasury	-	7	2
		294,428	336,214
		497,494	497,391
	Current	302,398	406,274
	Noncurrent	195,096	91,117
(a) Interbank Deposit Certificate - CDI
(b) Interest rate equivalent to the reference rate of the Special System for Settlement and Custody - Selic

Copel has securities that yield variable interest rates. The term of these securities ranges from 1 to 60 months from the end of the reporting period. None of these assets is overdue or impaired at year-end.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7         Trade Accounts Receivable

	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	12.31.2016	12.31.2015
Customers
Residential	235,473	161,934	49,938	447,345	593,803
Industrial	204,464	39,689	69,810	313,963	386,777
Commercial	187,188	49,902	30,557	267,647	377,310
Rural	41,647	16,874	10,090	68,611	81,772
Public Entities	31,940	11,781	20,860	64,581	66,919
Public lighting	28,687	103	201	28,991	40,599
Public service	30,721	1,535	2,135	34,391	42,985
Unbilled (4.10.1)	377,498	-	-	377,498	648,455
Energy installments plan (7.1)	137,348	20,301	35,777	193,426	130,589
Low income subsidy - Eletrobras	12,128	-	-	12,128	12,351
Other receivables	38,289	28,122	92,640	159,051	141,481
	1,325,383	330,241	312,008	1,967,632	2,523,041
Concessionaires and Permission holder
Energy supplies
Energy purchase agreements in the
regulated market - CCEAR	105,303	1,128	10,085	116,516	147,809
Bilateral contracts	100,835	917	818	102,570	94,961
CCEE (7.2)	151,022	3,466	200,174	354,662	434,523
Unbilled (4.10.1)	28,873	-	-	28,873	49,431
Quota system and Reimbursement to generators	13,417	426	3,572	17,415	4,158
	399,450	5,937	214,649	620,036	730,882
Charges from using transmission grid	94,053	3,327	7,451	104,831	83,171

Telecommunications	19,046	25,954	36,374	81,374	49,766

Gas distribution	49,018	18,374	2,542	69,934	60,715

Allowance for doubtful accounts (7.3)	(2,019)	(3,034)	(350,613)	(355,666)	(339,686)
	1,884,931	380,799	222,411	2,488,141	3,107,889
Current				2,217,355	3,032,827
Noncurrent				270,786	75,062

7.1    Energy installments plan (renegotiations)

The trade accounts receivable renegotiated are discounted to present value, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate ranging from 0.16% to 3.00%.

7.2      Electricity Trade Chamber – CCEE

Of the balance presented, the main amount of R$203,415 is related to Copel GeT. Of this total, the amounts of R$4,361, R$15,484 and R$2,010 were received on January 6, 2017, February 7, 2017 and March 10, 2017, respectively, and the remaining balance of R$181,560 derive from sale of energy to be reprocessed by CCEE for the period from January to May 2015 as a result of the request for exemption from responsibility of complying with trading contracts of Colíder Hydroelectric Power Plant for delivery of energy (Note 19.6), of which the contested portion there is a register of estimated losses for doubtful accounts. On March 14, 2010, ANEEL denied the Company's request for reconsideration of ANEEL Order No. 1,580, dated June 14, 2016, which had maintained unaltered the implementation schedule and the energy supply schedules related to the plant.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Considering that the plant's start-up schedule was impacted by acts of public authorities and unforeseeable or force majeure events occurred during the implementation of the project, the Company will refer the matter to the court with the conviction that the decision of the Agency will be reversed.

7.3      Allowance for doubtful accounts

The Allowance for doubtful accounts is recorded in amounts deemed sufficient by Copel’s senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely.

The estimated losses for doubtful accounts is recorded considering the parameters recommended by ANEEL, based on the expectation of receivables from the main debtors, on the analysis of large debts in judicial recovery / bankruptcy, on amounts receivable from residential class customers overdue for more than 90 days, from commercial class customers overdue for more than 180 days and from industrial and rural customers, public authorities, public lighting and public utilities overdue for more than 360 days in addition to previous experience of actual losses.

	Balance as of		Reversal	Balance as of		Reversal	Balance as of		Reversal	Balance as of
	January 1, 2014	Additions	of write offs	December 31, 2014	Additions	of write offs	December 31, 2015	Additions	of write offs	December 31, 2016
Customers
Residential	46,177	25,323	(11,982)	59,518	64,976	(20,327)	104,167	69,041	(106,706)	66,502
Industrial	32,670	14,752	(11,465)	35,957	11,265	(5,046)	42,176	45,552	(21,165)	66,563
Commercial	26,762	18,400	(5,327)	39,835	14,242	(5,692)	48,385	49,664	(30,974)	67,075
Rural	6,407	(4,798)	(336)	1,273	1,382	(828)	1,827	4,106	(2,803)	3,130
Public Entities	13,043	(3,888)	-	9,155	1,496	-	10,651	2,424	(94)	12,981
Public lighting	81	-	-	81	-	-	81	23	-	104
Public service	183	71	6	260	347	-	607	504	-	1,111
	125,323	49,860	(29,104)	146,079	93,708	(31,893)	207,894	171,314	(161,742)	217,466
Concessionaries and permission holder
CCEE (7.3.2)	-	-	-	-	119,665	-	119,665	-	-	119,665
Concessionaries and permission holder	8,877	927	(715)	9,089	1,052	-	10,141	3,266	(330)	13,077
	8,877	927	(715)	9,089	120,717	-	129,806	3,266	(330)	132,742
Telecommunications	3,254	1,023	(1,234)	3,043	987	(3,839)	191	2,598	(2,255)	534
Gas distribution	1,077	251	(18)	1,310	549	(64)	1,795	3,209	(80)	4,924
	138,531	52,061	(31,071)	159,521	215,961	(35,796)	339,686	180,387	(164,407)	355,666

7.3.1       Consumers’ estimated losses for doubtful accounts

In 2016 estimated losses were recognized in connection with companies undergoing judicial recovery, from Commercial and Industrial classes, in the amount of R$45,858, which represents the total amount exposed.

7.3.2       CCEE

An estimated losses for doubtful trade accounts receivable was recognized in 2015 in the amount of R$119,665 in respect of differences between the sales price of the energy traded under the Contracts for Purchasing and Selling Electricity in the Regulated Market (CCEARs) of the Colíder Hydroelectric Power Plant and the difference settlement price (PLD). The Company will await the decision on the request for a revision of the power plant’s operations start date to reverse that estimated losses.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

8         CRC Transferred to the State Government of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the State of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$1,197,404, to be paid in 244 installments under the Price amortization system, adjusted according to the IGP-DI inflation index plus interest of 6.65% p.y., which are received monthly, with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

At the request of the State of Paraná, approved by the Company's Board of Directors subject to the consent of the Department of the Treasury, the Adjustment Term Novation of the CRC is in progress, which contemplates, (i) no principal and interest payments in the period from April to December 2016, (ii) payment of interest and no payment of principal from January to December 2017 and the maintenance of the current indexes of correction and interest and of the global net present value of referred agreement. The other clauses will be maintained.

As from 2017, the State of Paraná has been paying monthly the amount referring to the interest of the installment as established in the Adjustment Term Novation, still to be concluded. Amortization is guaranteed by dividends payable to the State as a shareholder.

8.1      Changes in CRC

	Current	Noncurrent	Total
Balance as of January 1, 2015	94,579	1,249,529	1,344,108
Interest	84,010	-	84,010
Monetary variations	5,400	128,312	133,712
Transfers	106,262	(106,262)	-
Amortizations	(178,588)	-	(178,588)
Balance as of December 31, 2015	111,663	1,271,579	1,383,242
Interest	43,917	49,042	92,959
Monetary variations	1,555	94,404	95,959
Transfers	(107,710)	107,710	-
Amortizations	(49,425)	-	(49,425)
Balance as of December 31, 2016	-	1,522,735	1,522,735

8.2      Maturity of noncurrent installments

12.31.2016
2018	167,812
2019	178,972
2020	190,874
2021	203,569
2022	217,107
After 2022	564,401
1,522,735

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9         Net Sectorial Financial Assets and Liabilities

Net Sectorial Financial Assets and Liabilities refer to the Variance of Parcel “A” Costs (CVA) and other financial components relating to non-manageable costs incurred in the tariff cycle without adequate tariff coverage.

The CVA, comprised of the costs of power purchase, transmission costs and sector charges, and financial items, which correspond to overcontracting of energy, neutrality of charges, and other rights and obligations included in the tariff, are transferred entirely to the electricity tariff or covered in the manner defined by the Granting Authority, not affecting the distributor's annual result.

The asset or liability balances represent the positive and negative variances between the amounts projected in the tariff and actual amounts, adjusted using a monetary adjustment index. Annually, in the tariff adjustment/ review processes, they are ratified by Aneel and transferred as components of the power tariff. Monthly, the amounts approved in previous tariff adjustment / review processes are amortized.

The balance as of 12.31.2016 is composed of the previous cycle (2016 tariff adjustment), under amortization, which represents the balance approved by Aneel already contemplated in the tariff and by the cycle under constitution (2017 tariff adjustment and 2021 periodic tariff review), which will be ratified by Aneel in the next tariff events.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.1      Composition of net sectorial financial assets and liabilities balances per tariff cycle

		12.31.2016		12.31.2015
		Liabilities		Assets
	Current	Noncurrent	Current	Noncurrent
Sectorial financial assets - Electricity rate adjustment recoverable 2015
Portion A
Charges for using the transmission system - basic grid	-	-	69,781	-
ESS	-	-	(200,644)	-
CDE	-	-	171,008	-
Proinfa	-	-	(1,185)	-
CVA Energ	-	-	365,276	-
Transport of energy purchased from Itaipu	-	-	2,859	-
Other financial components
Deferral IRT 2013	-	-	143,624	-
Deferral IRT 2014	-	-	324,003	-
Extraordinary Tariff Review	-	-	(179,763)	-
Overcontracting	-	-	78,778	-
Neutrality	-	-	(7,888)	-
Financial exposure	-	-	9,922	-
Guarantees	-	-	84	-
	-	-	775,855	-
Sectorial financial assets and liabilities - Electricity rate adjustment recoverable 2016
Portion A
Charges for using the transmission system - basic grid	(67)	-	3,615	3,615
Electricity purchased for resale - Itaipu	354,651	-	349,704	349,704
ESS	(65,712)	-	(69,255)	(69,255)
CDE	146,005	-	231,052	231,052
Proinfa	15,179	-	(40)	(40)
CVA Energ	(318,905)	-	(190,070)	(190,071)
Transport of energy purchased from Itaipu	3,759	-	2,432	2,432
Other financial components
Overcontracting	(4,794)	-	20,999	20,999
Extraordinary Tariff Review	(257,353)	-	(264,423)	(264,423)
Neutrality	40,564	-	36,266	36,266
Financial exposure	(16,250)	-	4,396	4,396
Preliminary injunctions CDE	-	-	10,228	10,228
Others	149	-	-	-
	(102,774)	-	134,904	134,903
Sectorial financial liabilities - Electricity rate adjustment recoverable 2017
Portion A
Charges for using the transmission system - basic grid	4,239	4,239	-	-
Electricity purchased for resale - Itaipu	34,717	34,717	-	-
ESS	(103,853)	(103,853)	-	-
CDE	(37,697)	(37,697)	-	-
Proinfa	1,057	1,057	-	-
CVA Energ	(108,610)	(108,610)	-	-
Transport of energy purchased from Itaipu	1,972	1,972	-	-
Other financial components	-	-	-	-
Overcontracting	80,482	80,482	-	-
Neutrality	75,206	75,206	-	-
	(52,487)	(52,487)	-	-
Sectorial financial liabilities - Tariff Review 2021
Financial components
Tariff refunds	-	(71,244)	-	-
	-	(71,244)	-	-
	(155,261)	(123,731)	910,759	134,903

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.2      Changes in net sectorial financial assets and liabilities

		Operating revenues		Financial results
	Balance as of					Balance as of
	January 1, 2016	Constitution	Amortization	Updating	Rate flags	December 31, 2016
Portion A
Charges for using the transmission system - basic grid	77,011	(271)	(74,168)	5,839	-	8,411
Electricity purchased for resale - Itaipu (9.2.1)	699,408	61,905	(409,894)	72,666	-	424,085
ESS (9.2.2)	(339,154)	(124,737)	292,804	(32,157)	(70,174)	(273,418)
CDE (9.2.3)	633,112	(249,476)	(350,600)	37,575	-	70,611
Proinfa	(1,265)	32,382	(16,271)	2,447	-	17,293
CVA Energ (9.2.4)	(14,865)	(255,085)	(37,860)	(39,710)	(188,605)	(536,125)
Transport of energy purchased f rom Itaipu	7,723	6,340	(7,388)	1,028	-	7,703
Other financial components
Overcontracting (9.2.5)	120,776	115,791	(73,595)	(6,802)	-	156,170
Deferral IRT	467,627	-	(467,627)	-	-	-
Extraordinary Tariff Review	(708,609)	21,541	457,942	(28,227)	-	(257,353)
Neutrality (9.2.6)	64,644	154,607	(35,958)	7,683	-	190,976
Financial exposure	18,714	(42,000)	7,643	(607)	-	(16,250)
Tariff refunds (9.2.7)	-	(66,043)	-	(5,201)	-	(71,244)
Preliminary injunctions CDE (9.2.8)	20,456	(19,808)	-	(648)	-	-
Others	84	409	(245)	(99)	-	149
	1,045,662	(364,445)	(715,217)	13,787	(258,779)	(278,992)
Current	910,759					(155,261)
Noncurrent	134,903					(123,731)

		Operating revenues		Financial results	ACR Account	Rate flags
	Balance as of						Balance as of
	January 1, 2015	Constitution	Amortization	Updating			December 31, 2015
Portion A
CCC	4,254	-	(4,254)	-	-	-	-
Charges for using the transmission system - basic grid	96,852	57,734	(89,677)	12,102	-	-	77,011
Electricity purchased for resale - Itaipu (9.2.1)	(108,701)	788,542	(2,610)	22,177	-	-	699,408
ESS (9.2.2)	(370,765)	30,779	300,650	(44,439)	-	(255,379)	(339,154)
CDE (9.2.3)	16,892	756,556	(184,185)	43,849	-	-	633,112
Proinfa	4,604	(2,350)	(3,601)	82	-	-	(1,265)
CVA Energ (9.2.4)	603,474	421,026	(561,430)	66,337	(19,590)	(524,682)	(14,865)
Transport of energy purchased f rom Itaipu	2,057	8,398	(3,229)	497	-	-	7,723
Other financial components
Overcontracting (9.2.5)	212,537	206,796	(157,979)	34,824	(38,704)	(136,698)	120,776
Deferral IRT	599,402	311,212	(467,628)	24,641	-	-	467,627
Extraordinary Tariff Review	-	(842,087)	179,763	(46,285)	-	-	(708,609)
Neutrality (9.2.6)	(21,016)	63,603	18,559	3,498	-	-	64,644
Financial exposure	-	25,174	(9,922)	3,462	-	-	18,714
Preliminary injunctions CDE (9.2.8)	-	19,808	-	648	-	-	20,456
Others	1,554	160	(1,638)	8	-	-	84
	1,041,144	1,845,351	(987,181)	121,401	(58,294)	(916,759)	1,045,662
Current	609,298						910,759
Noncurrent	431,846						134,903

9.2.1       Electricity purchased for resale - Itaipu

Power output from the Itaipu hydropower station is sold as quotas to utilities companies in the South, Southeast and Midwest in proportion to their markets. The amount constituted in 2016 refers to the change in the power purchase cost and foreign exchange variance, in relation to that predicted in the last tariff adjustment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.2.2       System Service Charges - ESS

Consist in the costs associated to thermal power dispatching for the maintenance of the system reliability and stability and whose pricing was not considered in the calculation of the allowance for doubtful accounts. This amount is paid by all agents with consumption measurement registered on the CCEE, in the proportion of the consumption subject to payment of this charge.

These charges include the refund to generation agents of the operation restriction costs, provision of ancillary services, and for reasons of energy security.

The ESS was offset by the resources received from the Rate Tier Pooling Account (CCRBT) or Tariff Flags Account.

In 2016 there was an improvement of the hydrological conditions and a decrease in dispatch of the thermopower plants, favoring the reduction of this charge.

9.2.3       Energy Development Account - CDE

The balance of CDE in 2016 is the result of the lower amount of monthly payment quotas, except in this case the CDE discounts resulting from preliminary injunctions, ratified by ANEEL (Note 32.5.1), in relation to the regulatory quota in the electricity tariff.

9.2.4       Electricity purchased for resale - CVA Energ

The balance reflects the difference between the average price of payment, related to the effects of contracting for availability (ECD), Angra and Cotas, and the average price of tariff coverage.

The CVA Energ account was offset by funds received from the Rate Tier Pooling Account (CCRBT) or Tariff Flags Account.

On January 26, 2016, Aneel approved Normative Resolution No. 700/2016, which deals with the methodology for cases of positive balances of the Tariff Flags Account, which provides that the surplus of flags is allocated in the distributor, to be allocated to customers in the subsequent tariff processes, and may be offset in future calculations of the Tariff Flags Account, until the next tariff adjustment.

9.2.5       Overcontracting

Corresponds to the cost of acquisition of the amount of energy overcontracting in relation to the annual supply charge, as well as the energy cost related to spot market exposure. The balance results from the sale of energy surpluses on the spot market at a price (PLD) lower than the mix of coverage.

9.2.6       Neutrality

Refers to the estimated recoverable portion of sector charges not covered by the current tariff (billed revenue) due to the decline in consumption during the period.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.2.7       Tariff refunds

Aneel, by means of Order No. 245 of January 28, 2016, in line with the Tariff Regulation Procedures - Proret, sub-module 2.1 - General Procedures, determined that the new amounts resulting from excess demand and surplus of reagents previously recorded as special obligations should be accounted for as of January 1, 2016 as sector financial liabilities, net of taxes levied, of the regulatory percentage of 3.5% of revenue, referring to the excess demand in the transmission grid, and of the unrecoverable revenues, applying the regulatory percentage associated with the industrial consumption class. These amounts, updated monthly based on the Selic rate, should be subtracted from the tariff in the next tariff review, generating effects from 2021.

9.2.8       Injunctions CDE

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

Copel DIS, in compliance with ANEEL Order No. 1,576/2016 of 06.14.2016, which changed the methodology for the application of the injunctions, including in view of the increase in proceedings challenging this charge, made a disallowance in the payment of the CDE and reversed the financial component.

10      Accounts Receivable Related to the Concession

	12.31.2016	12.31.2015
Distribution concession agreement (10.1)	614,806	424,140
Bonus from the grant (10.2)	586,706	-
Transmission concession agreement (10.3)	1,342,055	929,835
Transmission concession agreement - Remeasurement of RBSE financial assets (10.4)	1,186,985	-
Concession agreement - gas distribution (10.5)	83,378	13,638
	3,813,930	1,367,613
Current	65,595	9,162
Noncurrent	3,748,335	1,358,451

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

10.1    Distribution concession agreement

	Noncurrent
	Assets	Special liabilities	Total
Balance as of January 1, 2015	6,061,481	(2,269,005)	3,792,476
Transfers from intangible assets in progress	607,440	(95,689)	511,751
Transfers to intagible - Extension of Copel Distribuição’s Concession (Note 20.1)	(6,635,901)	2,579,546	(4,056,355)
Fair value recognition	418,064	(201,039)	217,025
Loss on disposal	(26,944)	(13,813)	(40,757)
Balance as of December 31, 2015	424,140	-	424,140
Transfers from intangible assets	58,970	-	58,970
Transfer from investments	12	-	12
Fair value recognition	131,738	-	131,738
Loss on disposal	(54)	-	(54)
Balance as of December 31, 2016	614,806	-	614,806

On December 9, 2015, the Company signed the Fifth Amendment to Concession Agreement No. 46/1999, extending the concession period to July 7, 2045, in accordance with the Decision of the Ministry of Mines and Energy of November 9, 2015, based on Law No. 12,783/2013, Decree No. 7,805/2012 and Decree No. 8,461/2015.

Accounts Receivable Related to the Concession are measured at fair value and their collection is assured by the Granting Authority through an indemnity upon the reversal of these assets at the end of the concession period.

As a result of the term extension, the amount of R$4,056,355 was reclassified from Accounts Receivable Related to the Concession to Intangible Assets in 2015, remaining a balance of R$424,140 at the end of the year. As a result of the positive result of the tariff review, the amount of R$104,239 was recognized, which, in addition to the application of the IPCA on the armored base, during 2016 allowed the recognition of fair value of R$131,738. The final balance, plus new capitalizations in 2016, is R$614,806.

10.2    Bonus from the grant of concession agreements under the quota system

	Current	Noncurrent	Total
Balance as of January 1, 2016	-	-	-
Bonus from the grant recognition	-	574,827	574,827
Transfers from current to noncurrent	86,173	(86,173)	-
Transfers to electricity grid use charges - customers	(84,904)	-	(84,904)
Interest (Note 32.2)	-	96,783	96,783
Balance as of December 31, 2016	1,269	585,437	586,706

On January 5, 2016, Copel GeT entered into a 30-year concession agreement of HPP GPS, in accordance with Law No. 12,783/2013, with payment of the Bonus from the Grant - BO to the Granting Authority, amounting to R$574,827, asper ANEEL Invitation to Bid 12/2015.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The signing of the agreement permits to operate the concession for the next 30 years and the energy will be sold within the Regulated Contracting Environment - ACR under the Assured Power Quota System - CGF or “quota regime” in 2016 and, as from 2017, in the proportion of 70% of the power on the ACR and 30% on the free environment - ACL.

The amount of the bonus for the grant was recognized as a financial asset due to the Company’s unconditional right to receive the amount paid with inflation adjustment based on IPCA and interest during the concession period.

10.3    Transmission concession agreement

		Noncurrent
			Special
	Current	Assets	liabilities	Total
Balance as of January 1, 2015	7,430	699,301	(75,710)	631,021
Transfers from current to noncurrent	48,118	(48,118)	-	-
Transfers to electricity grid use charges - customers	(46,386)	-	-	(46,386)
Transfers from property, plant and equipment	-	1,740	-	1,740
Remuneration	-	110,893	-	110,893
Construction income	-	232,567	-	232,567
Balance as of December 31, 2015	9,162	996,383	(75,710)	929,835
Transfers from current to noncurrent	55,967	(55,967)	-	-
Transfers to electricity grid use charges - customers	(53,851)	-	-	(53,851)
Transfers to property, plant and equipment	-	(5,066)	-	(5,066)
Transfers to intagible	-	(150)	-	(150)
Transfers from recognition of RBSE appraisal report adjustment (10.4)	-	(61,760)	-	(61,760)
Remuneration	-	100,085	(1,305)	98,780
Reversal of estimated losses	-	29,025	-	29,025
Construction income	-	405,242	-	405,242
Balance as of December 31, 2016	11,278	1,407,792	(77,015)	1,342,055

10.4    Remeasurement of RBSE financial assets

	Current	Noncurrent	Total
Balance as of January 1, 2016	-	-	-
Gain on remeasurement of the cash flow from the RBSE assets (Note 32.3)	-	809,639	809,639
Transfer from accounts receivable related to the concession compensation (Note 11)	-	160,217	160,217
Transfers from current to noncurrent	53,048	(53,048)	-
Transfers from property, plant and equipment	-	155,369	155,369
Transfers from recognition of RBSE appraisal report adjustment (10.3)	-	61,760	61,760
Balance as of December 31, 2016	53,048	1,133,937	1,186,985

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel GeT extended concession agreement 060/2001, pursuant to Law No. 12,783/2013.

Regarding the amounts receivable for part of the electricity transmission assets of the Existing Basic Network System (RBSE) and for the connecting facilities and Other Transmission Facilities (RPC) prior to May 2000, on March 31, 2015, Copel GeT filed an appraisal report for these assets with Aneel in the amount of R$882,300 on December 31, 2012, which is pending approval.

On April 20, 2016, MME Ordinance No. 120 was published, determining that the amounts of assets arising from electricity transmission infrastructure construction exclusively related to these not yet depreciated and/or amortized, shall comprise the Regulatory Remuneration Base (BRR) for electricity transmission concessionaires as of the 2017 tariff review process, in order to define the new Annual Permitted Revenue (APR). The Ordinance addressed issues related to updating, remunerating and period for receiving the amounts, which are regulated by Aneel Normative Resolution No. 726/2017, by means of Public Hearing 068/2016.

After the instruction from the Granting Authority described above, the Company has, in each reporting period, remeasured its cash flow from these assets based on its best estimate, which represents an Asset balance of R$1,186,985 as of 12.31.2016, accordingly to IAS 39 – Financial Assets. The variation in the remeasurement of the asset has a corresponding entry in operating income and was reflected in the income for 2016 in the amount of R$809,639.

In addition, in October 2016 Aneel submitted new notes to the appraisal report, which, in their interpretation, reduces the amount receivable. The Company is already considering in its estimate the adjustments of the new manifestation of Aneel. However, exercising its right to the contradictory, Copel GeT timely filed an appeal with its manifestation which awaits analysis of that agency.

10.5    Concession agreement – gas distribution

Noncurrent
Balance as of January 1, 2015	1,920
Capitalization of intangible assets in progress	11,030
Fair value recognition	688
Balance as of December 31, 2015	13,638
Capitalization of intangible assets in progress	68,737
Fair value recognition	1,003
Balance as of December 31, 2016	83,378

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

10.6    Commitments regarding transmission

Commitments with suppliers of equipment and services are related to the following projects:

Transmission Lines and Substations		Balance
Contract 010/2010 -	TL 500kV Araraquara 2 - Taubaté and SEs 500kV Araraquara and Taubaté	116,293
Contract 021/2014 -	TL 230kV Foz do Chopim Realeza Sul and SE 230kV Realeza Sul	1,388
Contract 022/2014 -	TL 500kV Londrina - Assis and SEs 500kV Londrina and Assis	27,048
Contract 006/2016 -	TL 500kV Blumenau - Curitiba Leste and SE 500kV Blumenau and Curitiba Leste	29,887
	TL 230kV SE B. Iguaçu - Realeza Sul and SE 230kV Medianeira Norte	52,518
	TL 230kV Curitiba Centro - Uberaba and SE 230kV Curitiba Centro	166,225
	Sectional LT 230kV Assis - Salto Grande and SE 230kV Andirá Leste	40,024
		433,383

11      Accounts Receivable Related to Concession Compensation

The balance recorded as of December 31, 2016 refers to generation assets and as a result of the expiry of the Rio dos Patos SPP, GPS and Mourão I HPP concessions. Copel GeT depreciated the plants up to the expiry dates of the concessions, and reclassified them to Accounts Receivable Related to Concession Indemnity at the residual book value from Property, Plant and Equipment. Copel GeT assessed these assets and, although the Granting Authority has not yet disclosed the means of remunerating these assets and there are uncertainties as to the approval of the investments made, Management believes that compensation for these assets indicates the recoverability of the recorded balance, based on the compensation methodology determined by Aneel.

The variation in the remeasurement of the cash flow from these assets has a corresponding entry in other operating income, and was reflected in the income for 2016 in the amount of R$8,137.

Copel GeT submitted to Aneel, in a timely manner, its interest in receiving the indemnifiable amount. Proof of the investments made was formalized with the regulatory agency on December 17, 2015. The new replacement value methodology was used to prepare the information, as defined in ANEEL Normative Resolution No. 596/2013.

Of the balances recorded as of December 31, 2015, the amounts receivable from energy transmission assets of the RBSE and connection facilities and other transmission facilities (RPC) were reclassified to Accounts Receivable Related to the Concession, as a result of the recognition of the effects of MME Ordinance No. 120, as described in Note 10.4.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11.1    Changes in accounts receivable related to concession compensation

	Current	Noncurrent	Total
Balance as of January 1, 2015	301,046	160,217	461,263
Transfer from property, plant and equipment - generation concessions compensation	-	81,191	81,191
Transfer from property, plant and equipment - impairment (Note 19.9)	-	(21,852)	(21,852)
Remuneration	20,363	-	20,363
Amortization	(321,409)	-	(321,409)
Balance as of December 31, 2015	-	219,556	219,556
Transfer to accounts receivable related to the concession (Note 10.4)	-	(160,217)	(160,217)
Gain on remeasurement of the cash flow	-	8,137	8,137
Impairment	-	(75)	(75)
Balance as of December 31, 2016	-	67,401	67,401

12      Other Receivables

	12.31.2016	12.31.2015
Services in progress (a)	136,085	128,336
CDE Transfer (12.1)	45,929	119,010
Advance payments to suppliers (b) (12.2)	44,806	95,765
Decommissioning in progress	43,602	31,159
Advance payments to employees	25,916	24,660
Advance for severance estate	11,050	20,277
Other receivables	73,096	87,296
	380,484	506,503
Current	306,933	474,889
Noncurrent	73,551	31,614

(a) This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.

(b) Refers to advances to suppliers provided on contractual clauses.

12.1    CDE Transfer

One of the main purpose of the CDE is to provide funds to subsidize discounts applied to tariffs for use of power distribution systems (Note 32.5.1).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The amount transferred to Copel DIS between June 2015 and May 2016, ratified by ANEEL resolutions 1,858/2015 and 1,897/2015, was amended by resolution 2,094 of June 21, 2016, which ratified the result of Copel DIS’s Fourth Periodic Tariff Review.

12.2    Advances to suppliers

This balance includes the advance to suppliers of Compagas regarding the gas acquisition contract with Petrobras, the acquisition of contracted and guaranteed volumes and transportation capacities, higher than those actually withdrawn and used, and contains a future compensation clause. Compagas has the right to withdraw the gas in subsequent months, and can compensate the volume contracted and not consumed within a period of up to 10 years. This balance is adjusted monthly, updating the recovery amount. In accordance with contractual provisions and consumption estimates, resulting from the review of projects and scenarios for the coming years, Compagas adjusted the recoverable value of the ship or pay credit to be offset. The effect of R$87,479 on income for the year was recorded under operating costs - estimated losses, provisions and reversals.

13      Taxes

13.1    Income tax and social contribution

	12.31.2016	12.31.2015
Current assets
IR and CSLL paid in advance	765,150	517,206
IR and CSLL to be offset against liability	(576,198)	(322,962)
	188,952	194,244
Noncurrent assets
IR and CSLL paid in advance	169,967	94,686
	169,967	94,686
Current liabilities
IR and CSLL due	547,992	613,278
IR and CSLL to be offset against asset	(506,538)	(301,362)
	41,454	311,916

The taxation on profit comprises the income tax and social contribution calculated based on the taxable profits (adjusted profit) of each taxable entity at the applicable rates according to prevailing legislation, 15%, plus 10% on the amount exceeding R$240 per year, for income tax and 9% for social contribution.

Income tax and social contribution losses can be offset against future taxable profits, considering the limit of 30% of the taxable profit for the period, and can be carried forward indefinitely.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.2    Deferred income tax and social contribution

The deferred income tax and social contribution are recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used for tax calculation purposes to the extent that it is probable that there will be sufficient taxable profits against which the temporary differences can be utilized and the tax losses can be offset.

Deferred tax assets and liabilities may be netted if there is a legal right to offset the current tax assets and liabilities and they relate to the same taxing authority.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.2.1     Changes in deferred income tax and social contribution

			Recognized			Recognized
			in other			in other
	Balance as of	Recognized	comprehensive	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2015	in income	income	December 31, 2015	in income	income	December 31, 2016
Noncurrent assets
Provisions for legal claims	467,565	(11,249)	-	456,316	(28,656)	-	427,660
Private pension and health plans	220,371	35,700	-	256,071	29,151	-	285,222
IAS 36 effects - impairment of assets	274,476	(22,450)	-	252,026	37,591	-	289,617
Research and development and energy efficiency programs	93,581	23,090	-	116,671	25,608	-	142,279
Estimated losses for doubtful accounts	61,174	64,767	-	125,941	3,697	-	129,638
Provision for energy purchases	155,614	28,857	-	184,471	(69,214)	-	115,257
Social security contributions - injunction on judicial deposit	29,607	7,151	-	36,758	17,992	-	54,750
Amortization - concession	36,942	2,597	-	39,539	4,592	-	44,131
IFRIC 12 effects - concession contracts	46,259	(8,250)	-	38,009	(11,803)	-	26,206
Provision for tax losses	17,114	312	-	17,426	5,750	-	23,176
IAS 39 effects - financial instruments	7,601	(1,069)	(216)	6,316	6,607	-	12,923
Provision for profit sharing	30,438	(4,613)	-	25,825	(4,494)	-	21,331
Tax losses and negative tax basis	14,574	(8,524)	-	6,050	45,063	-	51,113
IAS 19 effects - employee benefits	83,939	-	(82,359)	1,580	(517)	(1,063)	-
GSF renegotiation effects	-	41,308	-	41,308	(41,308)	-	-
Rate flag	-	16,486	-	16,486	(16,486)	-	-
Others	24,691	13,699	-	38,390	53,256	-	91,646
	1,563,946	177,812	(82,575)	1,659,183	56,829	(1,063)	1,714,949
(-) Noncurrent liabilities
IAS 16 effects - deemed cost	585,781	(46,591)	-	539,190	(52,395)	-	486,795
IFRIC 12 effects - concession contracts	19,113	72,013	-	91,126	348,820	-	439,946
Escrow deposits monetary variation	-	-	-	-	62,538	-	62,538
IAS 19 effects - employee benefits	-	-	56,700	56,700	-	(31,237)	25,463
Result from the change in the investment
valuation method (Note 18.4)	-	-	-	-	17,717	-	17,717
Deferment of capital gains	39,618	(28,298)	-	11,320	-	-	11,320
IAS 39 effects - financial instruments	5,946	(96)	(1)	5,849	-	1,229	7,078
Capitalization of financial charges	5,357	-	-	5,357	-	-	5,357
Sectoral financial assets	353,989	1,536	-	355,525	(355,525)	-	-
Provisions for negative goodwill	25,297	-	-	25,297	(25,297)	-	-
Others	18,017	13,454	-	31,471	2,217	-	33,688
	1,053,118	12,018	56,699	1,121,835	(1,925)	(30,008)	1,089,902
Net	510,828	165,794	(139,274)	537,348	58,754	28,945	625,047
Assets presented in the Statement of Financial Position	526,046			537,562			803,477
(-) Liabilities presented in the Statement of Financial Position	(15,218)			(214)			(178,430)
Net	510,828			537,348			625,047

13.2.2     Realization of deferred tax credits

Tax credits related to the pension and healthcare plans are realized according the movement of the related accrual based on the actuarial valuation conducted annually by an independent actuary. Deferred taxes on all other provisions will be realized as judicial rulings are issued and regulatory assets are realized.

The Company’s Board of Directors and Fiscal Council have approved and examined, respectively, the technical study prepared by the Chief Finance and Investor Relations, which points out to the realization of deferred taxes:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2017	113,386
2018	132,807
2019	63,925
2020	19,634
2021	18,628
2022 to 2024	8,000
2025 to 2027	268,667
625,047

13.2.3     Unrecognized tax credits

As of December 31, 2016, UEG Araucária did not recognize income tax and social contribution credits on tax loss carryforwards and negative bases in the amount of R$16,925 because there is at present no reasonable assurance of generation of future taxable profits sufficient to absorb this assets.

13.3    Other recoverable taxes and other taxes due

	12.31.2016	12.31.2015
Current assets
Recoverable ICMS (VAT)	62,934	66,475
Recoverable PIS/Pasep and Cofins taxes	52,240	76,810
PIS/Pasep and Cofins to be offset against liabilities	(47,810)	(73,162)
Other recoverable taxes	567	602
	67,931	70,725
Noncurrent assets
Recoverable ICMS (VAT)	35,659	20,386
PIS/Pasep and Cofins taxes	62,113	59,209
Other recoverable taxes	33,336	33,307
	131,108	112,902
Current liabilities
ICMS (VAT) payable	113,793	143,561
PIS/Pasep and Cofins payable	136,437	163,840
PIS/Pasep and Cofins to be offset against assets	(87,629)	(73,162)
IRRF on JSCP	90,147	71,662
IRRF on JSCP to be offset against IR and CSLL assets	(29,841)	(21,600)
Ordinary financing of taxes with the federal tax authorities	59,558	45,586
Other taxes	12,529	11,061
	294,994	340,948
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	161,336	108,278
Ordinary financing of taxes with the federal tax authorities	138,969	148,153
Other taxes	2,841	842
	303,146	257,273

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Sales and services revenues are subject to value-added tax (Imposto sobre Circulação de Mercadorias e Serviços or ICMS, in Portuguese) and service tax (Imposto sobre Serviços or ISS, in Portuguese), at the applicable rates, and to the PIS (Social Integration Program) and COFINS (Contribution for Social Security Funding).

Credits resulting from non-cumulative PIS and COFINS charges are accounted for deducting the operating costs in the statement of income.

Credits arising from non-cumulative ICMS, PIS and COFINS related to the purchase of assets are presented deducting the acquisition cost of these assets.

Prepayments or amounts that can be offset are presented in current and non-current assets, according to their expected realization.

13.4    Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	12.31.2016	12.31.2015	12.31.2014
Income before IRPJ and CSLL	1,478,358	1,797,780	1,857,631
IRPJ and CSLL (34%)	(502,642)	(611,245)	(631,595)
Tax effects on:
Equity in income	66,899	21,882	47,897
Interest on own capital	96,202	67,320	10,200
Dividends	838	572	238
Finam	-	-	1,745
Non deductible expenses	(11,624)	(13,706)	(8,209)
Tax incentives	16,567	18,757	20,248
Unrecognized income and social contribution tax loss carry-forwards	-	(909)	35,146
Difference between the calculation bases of deemed profit and taxable profit	(114,149)	(15,302)	1,924
Others	(82,659)	402	390
Current IRPJ and CSLL	(589,322)	(698,023)	(747,869)
Deferred IRPJ and CSLL	58,754	165,794	225,853
Effective rate - %	35.9%	29.6%	28.1%

14      Prepaid Expenses

	12.31.2016	12.31.2015
Risk premium - GSF renegotiation (14.1)	40,909	48,653
Others	23,770	26,122
	64,679	74,775
Current	39,096	49,282
Noncurrent	25,583	25,493

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

14.1    Risk premium – GSF (Generation Scaling Factor) renegotiation

During 2015, hydropower generation utilities were strongly impacted by the power generation below their physical guarantee due to the low level of the reservoirs affected by the rainfall shortage of the last years, and resulting in the need for liquidation with the CCEE, at the price of the PLD, of the deficit between the generated power and the sold power.

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

On December 23, 2015, following analysis of reallocation conditions in the ACR and ACL, Copel GeT and Elejor filed a request for renegotiation of hydrological risk in ACR of HPPs Mauá, Foz do Areia, Santa Clara and Fundão, which was consented through Decisions No. 84/2016 and 43/2016, respectively.

In accordance with Hydrological Risk Renegotiation Term and previously mentioned regulations, subsidiaries acquired the right to partially recover cost with GSF in 2015, in the amount of R$33.55 per average MW for SP100 product class, based on the risk premium contracted by them.

As of December 31, 2015, the Copel GeT and the Elejor recognized the amount of R$134,620 as Recovery of Power Purchase Cost through Renegotiation of GSF in income for the year, as follows:

Power Plant	Physical guarantee (Average MW )	Eligible amount of energy (Average MW )	Amortization period of prepaid expenses	Grant extension period (intangible asset)	Asset value to recover as renegotiation of GSF	Value of prepaid expenses to amortize with future risk premium	Value of intangible assets amortization over the concession period
Mauá	100.827	97.391	01.01.2016 to 06.30.2020	not applicable	28,623	28,623	-
Foz do Areia	576.000	226.705	01.01.2016 to 12.31.2016	05.24.2023 to 09.17.2023	66,628	17,222	49,406
Santa Clara and Fundão	135.400	134.323	01.01.2016 to 04.22.2019	10.25.2036 to 05.28.2037	39,369	30,326	9,043
		458.419			134,620	76,171	58,449

Also as of December 31, 2015, R$48,653 was recorded under Prepaid Expenses and R$30,807 under Intangible Assets and charged to profit or loss, and R$55,160 was charged to CCEE liabilities.

A breakdown of these items as at 12.31.2016 is presented below:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	December 31, 2015	Amortization	Transfers	December 31, 2016
Risk premium - current asset	23,313	(32,679)	24,825	15,459
Risk premium - noncurrent asset	25,340	-	110	25,450
Intangible	30,807	(4,493)	26,872	53,186
Liability deduction with CCEE	55,160	(3,353)	(51,807)	-
	134,620	(40,525)	-	94,095
Risk premium to be amortized	76,171			40,909
Grant extension period	58,449			53,186

15      Receivable from related parties

	12.31.2016	12.31.2015
Controlling shareholders
State of Paraná (15.1)	155,141	187,048
Joint Ventures
Voltalia São Miguel do Gostoso (15.2)	28,968	25,237
	184,109	212,285
Current	28,968	19,482
Noncurrent	155,141	192,803

15.1    State of Paraná

15.1.1     Credit related to Luz Fraterna Program, R$115,890 (R$153,300 as of 12.31.2015)

The transfer of the receivables from the Luz Fraterna (Note 37.a) account of Copel DIS to Copel was suspended from the second half of 2015, considering Decree No. 2,789/2015, which created the possibility of using presumed ICMS (VAT tax) credits for the settlement of invoices referring to this program. In addition, State Law No. 18,875, dated 09.27.2016 authorized the State of Paraná to pay in installments the debts due and unpaid to Copel relating to services rendered up to the date of publication of said Law.

The settlement of the remaining balances is in the final stage of negotiation, through the use of presumed ICMS credits, according to Decree No. 2,789/2015. However, during the negotiations, the amount of R$37.410 was identified as controversial, due to the calculation method adopted by the Company to estimate the monetary variation. Considering that the negotiations did not end until the date of issuance of these financial statements the Management recognized the reversal of such amount.

15.1.2     Credit referring to 2014 World Cup construction work, R$14,266 (R$14,266 as of 12.31.2015)

Copel’s executive board, through 2,119th Meeting, of July 28, 2014, approved the transfer of credit rights on costs related to mobility projects for FIFA 2014 World Soccer Cup made by Copel DIS and under the responsibility of the Paraná State government.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ANEEL agreed to the transaction through order No. 3,483 and a Credit Assignment Agreement that transfers Copel DIS rights to Copel was executed.

In addition, State Law No. 18,875, dated 09.27.2016 authorized the State of Paraná to pay debts due and unpaid to Copel relating to services rendered up to the date of publication of said Law. Considering this legal forecast, the Administration is in the negotiation phase to define the terms of the settlement of this balance.

15.1.3     Credit referring to Programa Morar Bem, R$24,985 (R$19,482 as of 12.31.2015)

Programa Morar Bem Paraná, established by Decree No. 2,845/2011, is an agreement between Paraná State, Companhia de Habitação do Paraná (Cohapar) and Copel DIS, and is managed by Cohapar. Copel main attributions in this agreement are comprised of the construction of electric power distribution networks and housing projects consumer units service connections.

In addition, State Law No. 18,875, dated 09.27.2016 authorized the State of Paraná to pay debts due and unpaid to Copel relating to services rendered up to the date of publication of said Law. Considering this legal forecast, the Administration is in the negotiation phase to define the terms of the settlement of this balance.

15.2    Voltalia São Miguel do Gostoso Participações S.A. - Loan

On May 14, 2015, a loan agreement was signed between Copel (lender) and Voltalia São Miguel do Gostoso Participações S.A. (borrower), with retroactive effects as from February 6, 2015, in the amount of R$29,400, plus IOF (tax on financial transactions) and with a two year term and a remuneration at 111.5% of the Interbank Deposit Certificate (CDI), aiming at providing working capital for financing the borrower’s activities and business. Of the limit approved, the borrower invested R$23,672. In 2016, the Company recorded financial income of R$3,509 (R$3,260 in 2015).

16      Other Temporary Investments

			Stock exchange
	Shares		quotation	Market value
Investiment	(quantity)	Type	per share (R$)	R$
Companhia de Saneamento do Paraná - Sanepar (Note 18.4)	36,343,267	PN	10.75	390,690
Other investments				17,607
				408,297

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.1    Loans of preferred shares of Sanepar

As a result of the conversion of the common shares issued by Sanepar into preferred shares (Note 18.4), Copel entered into a Service Agreement for the Price Stabilization of Preferred Shares Issued by Companhia de Saneamento do Paraná - Sanepar on 12.19.2016. Under this agreement, 23,101,329 shares owned by Copel were lent, with fixed term of return of the securities to Copel of 45 days counted from the date of loan of the shares, with possibility of advance repayment. On January 20, 2017, all the shares returned to Copel’s ownership.

The Company has evaluated this operation in accordance with applicable accounting practices and concluded that this asset remains with its accounting classification as a long-term financial asset, even during the rental period.

17      Judicial Deposits

	12.31.2016	12.31.2015
Taxes claims	433,880	457,449
Labor claims	149,968	169,194
Civil
Suppliers	7,680	2,828
Civil	51,482	75,788
Easements	6,679	7,715
Customers	3,197	3,628
	69,038	89,959
Others	4,717	3,325
	657,603	719,927

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18      Investments

18.1    Changes in investments

				Investiment/
			Equity	Advance		Proposed
	Balance as of		valuation	for future		dividends		Balance as of
	January 1, 2016	Equity	adjustments	capital increase	Amortization	and JCP	Other	December 31, 2016
Joint Ventures
Dominó Holdings (18.3)	242,652	37,492	(375)	-	-	(123,260)	(74,983)	81,526
Voltalia São Miguel do Gostoso I	72,249	4,345	-	-	-	(1,031)	-	75,563
Voltalia São Miguel do Gostoso - authorization rights	11,507	-	-	-	(367)	-	-	11,140
Paraná Gás	106	(69)	-	-	-	-	-	37
Costa Oeste	32,631	7,372	-	-	-	(2,771)	-	37,232
Marumbi	75,914	16,188	-	3,520	-	(744)	-	94,878
Transmissora Sul Brasileira	67,563	1,806	-	-	-	-	-	69,369
Caiuá	51,271	8,143	-	-	-	643	-	60,057
Integração Maranhense	104,286	15,934	-	1,569	-	464	-	122,253
Matrinchã	697,912	41,910	-	67,345	-	(15,098)	-	792,069
Guaraciaba	298,794	11,194	-	90,564	-	(1,583)	-	398,969
Paranaíba	100,726	12,847	-	36,691	-	(3,051)	-	147,213
Mata de Santa Genebra	26,903	(2,578)	-	207,915	-	-	-	232,240
Cantareira	60,105	5,155	-	97,431	-	(836)	-	161,855
	1,842,619	159,739	(375)	505,035	(367)	(147,267)	(74,983)	2,284,401
Associates
Sanepar (18.4)	311,679	43,120	(479)	-	-	(19,372)	(334,948)	-
Dona Francisca Energética (18.5)	32,234	7,901	-	-	-	(7,369)	-	32,766
Foz do Chopim Energética (18.5)	15,574	10,675	-	-	-	(12,282)	-	13,967
Other	2,131	260	-	63	-	-	-	2,454
	361,618	61,956	(479)	63	-	(39,023)	(334,948)	49,187
Other investments	20,473	-	570	-	-	-	(19,681)	1,362
	2,224,710	221,695	(284)	505,098	(367)	(186,290)	(429,612)	2,334,950
(a) The amount of (R$74,983) refers to the capital reduction of the investee.

				Investiment/
			Equity	Advance	Proposed
	Balance as of		valuation	for future	dividends		Balance as of
	January 1, 2015	Equity	adjustments	capital increase	and JCP	Amortization	December 31, 2015
Joint Ventures
Dominó Holdings (18.3)	225.334	24.767	8.625	-	(16.074)	-	242.652
Voltalia São Miguel do Gostoso I	52.421	(99)	-	20.055	(128)	-	72.249
Voltalia São Miguel do Gostoso - authorization rights	11.693	-	-	-	-	(186)	11.507
Paraná Gás	-	(8)	-	114	-	-	106
Costa Oeste	23.924	7.506	-	2.983	(1.782)	-	32.631
Marumbi	63.747	13.056	-	2.211	(3.100)	-	75.914
Transmissora Sul Brasileira	73.291	(6.393)	-	665	-	-	67.563
Caiuá	44.761	8.579	-	-	(2.069)	-	51.271
Integração Maranhense	91.835	14.348	-	2.352	(4.249)	-	104.286
Matrinchã	443.262	327	-	254.323	-	-	697.912
Guaraciaba	145.979	(17.136)	-	169.951	-	-	298.794
Paranaíba	68.308	3.018	-	29.400	-	-	100.726
Mata de Santa Genebra	26.151	(2.004)	-	2.756	-	-	26.903
Cantareira	15.273	1.550	-	43.650	(368)	-	60.105
	1.285.979	47.511	8.625	528.460	(27.770)	(186)	1.842.619
Associates
Sanepar (18.5)	282.311	34.720	11.035	-	(16.387)	-	311.679
Dona Francisca Energética (18.5)	53.908	(1.077)	-	-	(20.597)	-	32.234
Foz do Chopim Energética (18.5)	14.907	11.996	-	-	(11.329)	-	15.574
Others	2.567	(605)	-	169	-	-	2.131
	353.693	45.034	11.035	169	(48.313)	-	361.618

Other investments	20.478	-	(5)	-	-	-	20.473
	1.660.150	92.545	19.655	528.629	(76.083)	(186)	2.224.710

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.2 Subsidiaries with non-controlling interest

18.2.1     Summarized financial information

	Compagas		Elejor		UEG Araucária
	12.31.2016	12.31.2015	12.31.2016	12.31.2015	12.31.2016	12.31.2015
ASSETS	526,477	481,303	708,688	743,254	685,438	1,048,507
Current assets	135,292	103,579	76,231	75,004	328,563	674,778
Noncurrent assets	391,185	377,724	632,457	668,250	356,875	373,729

LIABILITIES	526,477	481,303	708,688	743,254	685,438	1,048,507
Current liabilities	180,133	137,886	142,222	165,642	62,253	173,420
Noncurrent liabilities	46,716	47,696	486,765	503,612	20,422	16,847
Equity	299,628	295,721	79,701	74,000	602,763	858,240

STATEMENT OF INCOME
Operating revenues	542,822	1,390,786	263,686	237,719	57,432	1,434,180
Operating costs and expenses	(534,817)	(1,360,357)	(96,321)	(61,639)	(259,324)	(1,120,473)
Financial results	(1,422)	1,758	(93,717)	(108,490)	15,416	49,845
Income tax and social contribution	(1,632)	(9,119)	(24,525)	(24,469)	46,358	(120,692)
Net income	4,951	23,068	49,123	43,121	(140,118)	242,860
Other comprehensive income	132	1,010	-	-	-	-
Total comprehensive income	5,083	24,078	49,123	43,121	(140,118)	242,860

STATEMENTS OF CASH FLOWS
Cash flows from operational activities	32,714	18,357	104,136	79,239	65,203	374,702
Cash flows from investiment activities	(25,975)	(74,430)	(1,465)	(1,309)	21,587	7,860
Cash flows from financing activities	(751)	(14,030)	(105,843)	(65,007)	(200,000)	(252,670)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	5,988	(70,103)	(3,172)	12,923	(113,210)	129,892
Cash and cash equivalents at the beginning of the period	29,321	99,424	41,655	28,732	132,854	2,962
Cash and cash equivalents at the end of the period	35,309	29,321	38,483	41,655	19,644	132,854
CHANGE IN CASH AND CASH EQUIVALENTS	5,988	(70,103)	(3,172)	12,923	(113,210)	129,892

18.2.2     Changes in equity attributable to non-controlling shareholders

Participation in capital stock of non-controlling interest	Compagas: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2015	136,233	25,445	190,413	352,091
Income for the period	11,304	12,937	48,572	72,813
Other comprehensive income	495	-	-	495
Dividends	(3,128)	(16,182)	(67,339)	(86,649)
Balance as of December 31, 2015	144,904	22,200	171,646	338,750
Income (loss) for the year	2,425	14,736	(28,021)	(10,860)
Other comprehensive income	65	-	-	65
Deliberation of additional dividends proposed	-	-	(23,072)	(23,072)
Distribution of dividends with retained earnings	-	(9,342)	-	(9,342)
Dividends	(576)	(3,684)	-	(4,260)
Balance as of December 31, 2016	146,818	23,910	120,553	291,281

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.3    Total balances of the groups of assets, liabilities and profit or loss of the main joint ventures

	Dominó (a)	Voltalia	Costa Oeste	Marumbi	Transmissora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
12.31.2016
.
ASSETS	180,049	156,422	112,601	185,888	696,381	255,276	513,186	2,583,118	1,247,036	1,284,733	1,050,330	525,446
Current assets	24,725	2,177	9,892	12,614	51,963	26,820	49,355	273,185	107,429	41,648	59,160	1,242
Cash and cash equivalents	5,340	41	4,323	3,324	23,295	1,435	115	118,196	16,284	3,051	47,792	157
Other current assets	19,385	2,136	5,569	9,290	28,668	25,385	49,240	154,989	91,145	38,597	11,368	1,085
Noncurrent assets	155,324	154,245	102,709	173,274	644,418	228,456	463,831	2,309,933	1,139,607	1,243,085	991,170	524,204
.
LIABILITIES	180,049	156,422	112,601	185,888	696,381	255,276	513,186	2,583,118	1,247,036	1,284,733	1,050,330	525,446
Current liabilities	13,669	2,212	8,003	17,760	33,949	26,776	76,137	120,886	41,099	83,078	523,351	140,759
Financial liabilities	-	-	3,110	5,190	25,153	7,387	13,188	52,625	9,928	45,939	489,017	65,697
Other current liabilities	13,669	2,212	4,893	12,570	8,796	19,389	62,949	68,261	31,171	37,139	34,334	75,062
Noncurrent liabilities	-	-	31,594	49,531	315,589	105,934	187,554	845,764	391,712	600,784	63,427	54,373
Financial liabilities	-	-	27,426	43,171	308,859	70,633	115,732	747,709	378,528	561,700	-	-
Other noncurrent liabilities	-	-	4,168	6,360	6,730	35,301	71,822	98,055	13,184	39,084	63,427	54,373
Equity	166,380	154,210	73,004	118,597	346,843	122,566	249,495	1,616,468	814,225	600,871	463,552	330,314
.
STATEMENT OF INCOME
Net operating income	-	-	20,433	37,559	56,553	38,148	64,428	433,833	310,380	322,855	570,237	337,614
Operating costs and expenses	(969)	(122)	(3,341)	(11,906)	(12,042)	(4,008)	(2,851)	(237,779)	(204,412)	(185,789)	(497,852)	(321,966)
Financial results	(24,062)	5	(1,213)	(3,596)	(32,674)	(6,432)	(10,934)	(66,462)	(73,693)	(58,703)	(80,255)	225
Equity in income of subsidiaries	101,543	8,987	-	-	-	-	-	-	-	-	-	-
Income tax and social contribution	-	-	(1,426)	(1,822)	(2,810)	(11,355)	(18,125)	(44,061)	(9,429)	(25,924)	2,724	(5,354)
Net income	76,512	8,870	14,453	20,235	9,027	16,353	32,518	85,531	22,846	52,439	(5,146)	10,519
Other comprehensive income	(9,669)	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income	66,843	8,870	14,453	20,235	9,027	16,353	32,518	85,531	22,846	52,439	(5,146)	10,519
.
Investment interest - %	49.0	49.0	51.0	80.0	20.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	81,526	75,563	37,232	94,878	69,369	60,057	122,253	792,069	398,969	147,213	232,240	161,855

(a) Balances adjusted to accounting practices

	Dominó (a)	Voltalia	Costa Oeste	Marumbi	Transmissora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
12.31.2015
.
ASSETS	516,611	147,700	106,485	164,324	706,250	237,263	473,129	2,240,755	1,080,290	1,043,392	612,267	143,693
Current assets	19,250	1,138	11,088	9,487	57,022	21,460	39,560	68,224	109,297	55,894	220,806	5,779
Cash and cash equivalents	2,852	697	5,900	1,914	27,977	100	183	55,677	106,129	51,594	214,326	5,590
Other current assets	16,398	441	5,188	7,573	29,045	21,360	39,377	12,547	3,168	4,300	6,480	189
Noncurrent assets	497,361	146,562	95,397	154,837	649,228	215,803	433,569	2,172,531	970,993	987,498	391,461	137,914
.
LIABILITIES	516,611	147,700	106,485	164,324	706,250	237,263	473,129	2,240,755	1,080,290	1,043,392	612,267	143,693
Current liabilities	21,401	254	8,998	16,738	46,853	28,848	74,720	103,564	425,866	599,927	552,028	6,731
Financial liabilities	-	-	3,067	5,147	21,530	7,329	13,076	47,642	401,726	548,011	489,732	-
Other current liabilities	21,401	254	5,931	11,591	25,323	21,519	61,644	55,922	24,140	51,916	62,296	6,731
Noncurrent liabilities	-	-	33,503	52,692	321,582	103,778	190,379	807,637	44,633	32,339	6,541	14,298
Financial liabilities	-	-	29,990	47,532	316,266	76,846	126,749	611,101	-	-	-	-
Advance for future capital increase	-	-	-	-	-	-	4,800	94,756	-	-	-	-
Other noncurrent liabilities	-	-	3,513	5,160	5,316	26,932	58,830	101,780	44,633	32,339	6,541	14,298
Equity	495,210	147,446	63,984	94,894	337,815	104,637	208,030	1,329,554	609,791	411,126	53,698	122,664
.
STATEMENT OF INCOME
Net operating income	-	-	20,634	47,663	73,863	33,802	107,415	678,806	219,820	611,495	320,948	90,201
Operating costs and expenses	(955)	(80)	(2,855)	(26,633)	(71,297)	(2,061)	(54,487)	(568,599)	(160,723)	(537,924)	(308,580)	(86,165)
Financial results	(22,942)	-	(1,911)	(2,632)	(31,088)	(5,898)	(9,746)	(43,245)	(70,625)	(51,613)	(18,807)	649
Equity in income of subsidiaries	74,444	(124)	-	-	-	-	-	-	-	-	-	-
Income tax and social contribution	-	-	(1,148)	(2,077)	(3,442)	(8,332)	(13,901)	(22,767)	3,872	(7,467)	2,438	(1,521)
Net income	50,547	(204)	14,720	16,321	(31,964)	17,511	29,281	44,195	(7,656)	14,491	(4,001)	3,164
Other comprehensive income	17,601	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income	68,148	(204)	14,720	16,321	(31,964)	17,511	29,281	44,195	(7,656)	14,491	(4,001)	3,164
.
Investment interest - %	49.0	49.0	51.0	80.0	20.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	242,652	72,249	32,631	75,914	67,563	51,271	104,286	697,912	298,794	100,726	26,903	60,105
.

(a) Balances adjusted to accounting practices

Copel's interest in the commitments assumed from its joint ventures is equivalent to R$503,546 and in contingent liabilities is equivalent to R$834.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.4    Companhia de Saneamento do Paraná - Sanepar

Dominó Holdings, joint venture of Copel Comercialização, requested from Sanepar the conversion of 41,000,000 common shares issued by Sanepar and owned by Dominó Holdings into an equal number of preferred shares.

On November 24, 2016, the share conversion was made and Dominó Holdings, which held 24.6747%, currently holds 9.6702% of the common shares issued by Sanepar. As a result of this event, the Shareholders’ Agreement, entered into between the State of Paraná and Dominó Holdings, was automatically terminated, withdrawing from Dominó Holdings the significant influence on its investment in Sanepar, which is no longer classified as an associate and is now considered an available-for-sale financial asset and as consequence accounted at fair value method.

Copel held 7.6252% of its direct interest in Sanepar, but it had a significant influence in this investee through Dominó Holdings, due to the existence of the Shareholders' Agreement. With the termination of this agreement, Copel also failed to classify its investment in Sanepar as an associate and classified it as an available-for-sale financial asset in the Long-Term Assets under Other Temporary Investments. Accordingly, its recognition is no longer recorded under the equity method, but rather at fair value.

As a result of the change in the method to account for Copel's investment in Sanepar, from equity method to fair value, a gain of R$52,107 was recognized in Other operational income on 2016 (Note 33.6). The balance of R$11,189 recognized in Other Comprehensive Income in Copel’s Equity related to this investment was reclassified to Profit Retention Reserve. The initial recognition as a financial asset totaled R$387,055.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.5    Total balances of the groups of assets, liabilities and profit or loss of the main associates

	Dona Francisca		Foz do Chopim
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
.
ASSETS	151,563	156,042	48,937	50,361
Current assets	19,311	19,483	11,043	12,391
Noncurrent assets	132,252	136,559	37,894	37,970
.
LIABILITIES	151,563	156,042	48,937	50,361
Current liabilities	5,306	14,929	2,336	1,933
Noncurrent liabilities	3,982	1,149	7,553	4,890
Equity	142,275	139,964	39,048	43,538
.
STATEMENT OF INCOME
Net operating income	70,208	67,080	40,762	47,556
Operating costs and expenses	(34,074)	(64,543)	(10,130)	(12,684)
Financial income (expense)	1,453	4,518	795	253
Income tax and social contribution	(3,275)	(11,732)	(1,580)	(1,588)
Net income (loss)	34,312	(4,677)	29,847	33,537
Other comprehensive income	-	-	-	-
Total comprehensive income	34,312	(4,677)	29,847	33,537
Investment interest - %	23.0303	23.0303	35.7700	35.7700
Investment book value	32,766	32,234	13,967	15,574

Copel's interest in the contingent liabilities of its associates is equivalent to R$55,565.

19      Property, Plant and Equipment

The Company record assets used in administrative and commercial facilities for generation of electric power and telecommunication services in property, plant and equipment. Investments in electric power transmission and distribution and in piped gas distribution are recorded in financial assets and/or intangible assets as IAS 38 and IFRIC 12 (Notes 4.3.9 and 4.6).

On initial adoption of IFRS, property, plant and equipment were measured at fair value with recognition of their deemed cost.

Under Articles 63 and 64 of Decree No. 41,019/1957 and Article 19 of Decree No. 2,003/1996, the assets and facilities used mostly in the generation of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution No. 691/2015, however, regulates the release of assets from the concessions of the Public Electric Power Service, granting prior authorization to release the property and other fixed assets not usable by the concession when they are destined for sale, and also determining that the sales proceeds less respective charges be deposited in a restricted bank account to be invested in the concession.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19.1    Property, plant and equipment by asset class

		Accumulated			Accumulated
	Cost	depreciation	12.31.2016	Cost	depreciation	12.31.2015
In service
Reservoirs, dams and aqueducts	6,595,895	(3,912,383)	2,683,512	6,602,340	(3,772,049)	2,830,291
Machinery and equipment	5,309,674	(2,645,702)	2,663,972	5,415,726	(2,560,616)	2,855,110
Buildings	1,498,841	(954,470)	544,371	1,499,892	(918,338)	581,554
Land	277,112	(12,351)	264,761	277,038	(9,416)	267,622
Vehicles and aircraft	60,914	(45,243)	15,671	63,012	(42,805)	20,207
Furniture and tools	16,771	(10,989)	5,782	16,420	(10,185)	6,235
(-) Provision for impairment (19.9)	(77,318)	-	(77,318)	(15,096)	-	(15,096)
(-) Special Obligations	(56)	10	(46)	(16)	2	(14)
	13,681,833	(7,581,128)	6,100,705	13,859,316	(7,313,407)	6,545,909

In progress
Cost	3,969,703	-	3,969,703	2,851,078	-	2,851,078
(-) Provision for impairment (19.9)	(1,136,105)	-	(1,136,105)	(704,305)	-	(704,305)
	2,833,598	-	2,833,598	2,146,773	-	2,146,773
	16,515,431	(7,581,128)	8,934,303	16,006,089	(7,313,407)	8,692,682

19.2    Changes in property, plant and equipment

	Balance as of	Additions				Balance as of
	January 1, 2016		Depreciation	Disposal	Transfers (a)	December 31, 2016
In service
Reservoirs, dams and aqueducts	2,830,290	-	(142,986)	(555)	(3,237)	2,683,512
Machinery and equipment	2,855,110	-	(185,254)	(11,143)	5,259	2,663,972
Buildings	581,554	-	(37,246)	(1,971)	2,034	544,371
Land	267,623	-	(2,935)	(7)	80	264,761
Vehicles and aircraft	20,205	-	(4,861)	(142)	469	15,671
Furniture and tools	6,236	-	(835)	(4)	385	5,782
(-) Provision for impairment	(15,095)	(62,223)	-	-	-	(77,318)
(-) Special Obligations	(14)	-	8	-	(40)	(46)
	6,545,909	(62,223)	(374,109)	(13,822)	4,950	6,100,705
In progress
Cost	2,851,078	1,301,856	-	(13,580)	(169,651)	3,969,703
(-) Provision for impairment	(704,305)	(431,800)	-	-	-	(1,136,105)
	2,146,773	870,056	-	(13,580)	(169,651)	2,833,598
	8,692,682	807,833	(374,109)	(27,402)	(164,701)	8,934,303
(a) The amount of R$155,369 was transfered to accounts receivable related to the concession compensation, as disclosed in Note 10.4.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Balance as of	Additions					Balance as of
	January 1, 2015		Depreciation	Disposal	Transfers	Transfer (a)	December 31, 2015
In service
Reservoirs, dams and aqueducts	2,977,380	-	(145,410)	-	1,672	(3,352)	2,830,290
Machinery and equipment	2,536,086	68	(197,115)	(22,688)	611,799	(73,040)	2,855,110
Buildings	490,405	-	(34,043)	(50)	128,952	(3,710)	581,554
Land	272,406	-	(4,202)	-	377	(958)	267,623
Vehicles and aircraft	22,502	-	(7,079)	(101)	4,917	(34)	20,205
Furniture and tools	6,839	-	(883)	(300)	677	(97)	6,236
(-) Provision for impairment	(46,571)	9,624	-	-	-	21,852	(15,095)
(-) Special Obligations	(14)	-	-	-	-	-	(14)
	6,259,033	9,692	(388,732)	(23,139)	748,394	(59,339)	6,545,909
In progress
Cost	2,805,865	816,030	-	(18,576)	(752,241)	-	2,851,078
(-) Provision for impairment	(760,710)	56,405	-	-	-	-	(704,305)
	2,045,155	872,435	-	(18,576)	(752,241)	-	2,146,773
	8,304,188	882,127	(388,732)	(41,715)	(3,847)	(59,339)	8,692,682
(a) Transfers to accounts receivable related to the concession compensation.

19.3    Effects on property, plant and equipment of the end date and the extension of the electric power generation concessions and the quota regime

Since September 12, 2012, with issuance of Provisional Measure No. 579, enacted into Law No. 12,783/2013, hydroelectric and thermoelectric power generation concessions may be extended, only once, at the discretion of the Granting Authority for a period of up to 30 and 20 years, respectively.

Extension of concessions for hydroelectric power generation is subject to acceptance of certain conditions established by the Granting Authority, such as: (i) change in remuneration to tariff calculated by ANEEL for each plant; (ii) allocation of the plant’s physical power and capacity guarantee shares to concessionaires and licensees of distribution utilities; (iii) submission to service quality standards determined by ANEEL; and (iv) agreement with amounts established as indemnity of assets related to the concession.

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

Current regulatory framework also determines that, if the concessionaire opts to extend the concession, the Granting Authority may advance the effects of the extension by up to 60 months from the final agreement term or the concession term, defining the initial tariff.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

If the concession period is not extended, the Granting Authority will open an auction or bid for a concession period of up to 30 years, considering as bid winner, the lowest tariff value and the highest offer to pay onerous grant.

Both in cases of early extension as new bid for a new concession term, Management understands it has an assured contractual right to receive an indemnity of the assets related to the public service concessions, based on the new replacement value (VNR), that will consider accumulated depreciation and amortization as of the date of initial operation of the facility.

19.4    Average depreciation rates

Average rate of depreciation (%)	12.31.2016	12.31.2015
Generation
General equipment	6.31	6.32
Machinery and equipment	2.29	3.10
Generators	3.04	3.07
Reservoirs, dams and ducts	2.13	2.13
Hydraulic turbines	2.57	2.59
Gas and steam turbines	2.30	2.30
Water cooling and treatment	3.99	3.67
Gas conditioner	3.66	4.74
Wind pow er plant unit	3.85	4.40
Central management
Buildings	3.33	3.33
Machinery and of fice equipment	6.25	6.25
Furniture and fixtures	6.25	6.32
Vehicles	14.29	14.29
Telecommunications
Transmission equipment	6.90	7.25
Terminal equipment	13.41	13.30
Infrastructure	7.43	7.44

Depreciation of the assets which are part of the original project of Mauá, Colíder, Cavernoso II, Santa Clara and Fundão HPPs

Copel GeT has assets from the original project of Mauá, Colíder and Cavernoso II Hydroelectric Power Plants, and Elejor of Santa Clara and Fundão Hydroelectric Power Plant, for which the Company does not expect to receive full guarantee from the Granting Authority that it will indemnify the Company by the end of the concession period for the residual value of the assets which are part of the original project. This interpretation is based on Law No. 8,987/95 and Decree No. 2,003/96, which regulates the production of electricity by independent producers.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

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

19.5    Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during the year of 2016 amounted to R$7,142, at an average rate of 0.26% p.y. (R$28,948, at an average rate of 6.43% p.y., in 2015).

19.6    HPP Colíder

On July 30, 2010, at the ANEEL Auction of Power from New Projects 003/10, Copel GeT won the rights to the concession of the Colíder Hydroelectric Power Plant, valid for 35 years from the date of signature of Concession Agreement No. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

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

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis and the signed financing agreement, amounted to R$1,041,155 (Note 23). Until December 31, 2016 the financing amount of R$907,608 was released.

Due to unforeseeable events or force majeure and acts of public authorities, such as difficulties related to environmental licensing, supplier delays in meeting the equipment delivery schedule, electromechanical assembly services and the construction of the transmission line associated to the plant, the project suffered impacts on its schedule, and the commercial operation forecast was revised, with the first generating unit scheduled for December 2017, while the third and final generating unit is scheduled to come on line in April 2018. Due to a delay in the construction work's schedule, an impairment is still recorded for the assets in the amount of R$595,489 as of December 31, 2016 (R$642,551 as of December 31, 2015), as per Note 19.9.

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$103.40/MWh, as of July 1, 2010, adjusted according to the variation of IPCA inflation index to R$158.74 as of December 31, 2016. 125 averages MW were sold, for supply starting on January 2015, for 30 years. Copel GeT submitted an application to ANEEL to exclude its responsibility, so that the obligation to supply energy could be postponed. In a first judgement, the request was not accepted, Copel GeT filed an application for reconsideration of the decision, which was also denied on March 14, 2017. The Company will refer the matter to the court with the conviction that the Agency's decision will be reversed.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company has complied with its commitments of energy supply as follows:

•	From January 2015 to September 2016: with energy surpluses not contracted in its other plants;
•

From October 2016 to December 2017: with reduction of all supply contracts due to the offer made to the New Energy and Decrease Clearing Facility (“Mecanismo de Compensação de Sobras e Déficits - MCSD de Energia Nova”).

On December 31, 2016, the assured power of the project was revised by MME Ordinance No. 258, going from 179.6 average MW to 177.9 average MW, once the machinery has been fully installed.

As of December 31, 2016, the expenditures on this project totaled R$2,053,700.

Total commitments already assumed with suppliers of equipment and services in connection with the Colíder Hydroelectric Power Plant amounted to R$65,061, as of December 31, 2016.

19.7    Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the participations of Copel GeT in consortiums are shown below:

	Share	Annual average
Joint operations	Copel GeT (%)	depreciation rate (%)	12.31.2016	12.31.2015
In service
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	51.00		859,917	859,917
(-) Accumulated depreciation		3.43	(117,625)	(88,165)
			742,292	771,752
In progress
HPP Baixo Iguaçu (19.7.1)	30.00		390,420	270,097
Consórcio Tapajós (19.7.2)	13.80		-	14,359
			390,420	284,456
			1,132,712	1,056,208

19.7.1     Consórcio Empreendedor Baixo Iguaçu – Cebi

The purpose of the consortium is to build and operate the project known as Baixo Iguaçu Hydroelectric Plant, with minimum installed capacity of 350.20 MW, located on the Iguaçu River between the municipalities of Capanema and Capitão Leônidas Marques, and between the Governador José Richa Hydroelectric Plant and the Iguaçu National Park, in the State of Paraná.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The start of commercial operation of Unit 1 is scheduled for 11.27.2018 and Units 2 and 3 for December 2018 and January 2019, respectively. The previous schedule has been changed due to the suspension of the Installation License, as per the decision of the Federal Court of the 4th Region (TRF-RS), held on June 16, 2014, that stopped the construction work as of July of that year. In March 2015, a decision authorizing the Company to resume construction work was published. However, ICMBio imposed additional conditions for granting an environmental license to the Company, which prevented it from resuming construction work. Cebi sent IAP – Environmental Institute of Paraná the information necessary for those conditions to be met and in August 2015 the license was issue. Having obtained the IAP license, and after technical and contractual adjustments required due to the long downtime, the works were resumed as of 02.01.2016.

On August 23, 2016, the Company signed the 2nd Amendment to the Concession Agreement with the purpose of formalizing the redefinition of the work schedule, acknowledging in favor of Cebi the exclusion of responsibility for the delay in implementing the project for a period of 756 days, which was considered as an extension of the concession period, which originally was until 08.19.2047 and became 09.14.2049.

On 01.18.2017 the assured power of the project was revised by MME Ordinance No. 11, going from 172.8 average MW to 171.3 average MW, once the machinery has been fully installed.

Total commitments already assumed with suppliers of equipment and services in connection with the consortium amounted to R$193,085, as of December 31, 2016.

19.7.2     Consórcio Tapajós

On August 10, 2016, the Management decided on the withdrawal of Copel GeT from the consortium with eight other companies to carry out studies on the Tapajós and Jamanxim rivers in the northern region of Brazil, covering feasibility and environmental studies of five hydroelectric plants with a total installed capacity of 10,682 MW.

Due to legal and environmental restrictions and uncertainties about the auction date, on September 30, 2016, the Company recorded a provision for impairment in the total amount of the investments in the statement of income, in other operating expenses, under Provisions and reversals (Note 33.4).

19.8    Cutia wind farm project

The largest Copel wind farm called Cutia is under construction, and is divided into two large complexes:

•

Cutia Complex: composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste) with 180.6 MW of total installed capacity, 71.4 average MW of assured power, all located in Rio Grande do Norte. The power that will be generated by the farms was sold on the 6th Reserve Auction that was held on October 31, 2014, at an average historical price of R$144.00/MWh, and the initial forecast for commercial generation of these farms is September 2017; and

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•

Bento Miguel Complex: Composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with a total installed capacity of 132.3 MW, 54.8 average MW assured power, all also located in Rio Grande do Norte. The power that will be generated by the farms was sold on the 20th New Energy Auction that was held on 11.28.2014, at an average historical price of R$136.97/MWh, and the initial forecast for commercial generation of these farms is January 2019.

The following are the relevant milestones for the execution of the works from January 2016 to January 2017. In January 2016, the environmental licenses were obtained, beginning the access road runs, bases and assembly platform of the generator set. In April 2016, construction of the Cutia Substation was started, with installed capacity of three 120 MVA transformers and twenty six 34 kV circuits, two circuits for each wind farm. In October 2016, with the advanced stage of construction services in some farms, the first generator sets began to be delivered, and Torres Productive Center began operating, a structure in which precast elements that will constitute the towers of support of the wind turbines will be produced. In January 2017, the process of assembling the towers of the wind turbines began and the planned deadlines are within the forecast.

As of December 31, 2016, the total commitments entered into with suppliers of equipment and services for the wind farms under construction totaled R$2,211,450. The amount refers primarily to supply of wind turbines.

19.9    Asset impairment from generation segment

The main principles underpinning the conclusions of Copel’s impairment tests are listed below:

•	Lower CGU level: generation concessions and authorizations, analyzed individually;
•

measurement of value in use: based on future cash flows, derived from the continuous use of the asset until the end of its useful life, in constant currency, discounted to present value at an actual discount rate; and

•	fair value measurement: a market approach was used considering the Multiples of Comparable Companies Valuation Method - CCA (“Método de Múltiplos de Empresas Comparáveis - MEC”).

The respective cash flows are estimated based on the operating results achieved in the Company's annual corporate budget, approved at a regular meeting of the Board of Directors, with a consequent multi-annual budget, and future trends in the electric sector.

As for the period for the analysis, the Company takes into account the expiration date of each concession.

As for market growth, Copel’s projections are consistent with historical data and the Brazilian economy’s growth prospects.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The respective cash flows are discounted at average rates that range between 5.7% (post taxes) and 12.13% (before taxes), obtained through a methodology commonly employed by the market, supported by the regulator and approved by the Management.

The Company classified into level 3 the calculation of the recoverable value when measured at its fair value, according to the technique presented in the previous paragraphs.

The Company’s management understands it has an assured contractual right with respect to compensation of the assets related to the end of the public service concessions, using in the calculation of recovery the new replacement value (VNR). Thus, the residual value of the assets upon expiration of concession has been considered.

In 2015 and 2016, the Company tested the recoverable value of its assets. As a result of these analyses, the balance of the impairment suffered the following changes in the period:

	Property, Plant and Equipment		Total
	In service	In progress
Balance as of January 1, 2015	(46,571)	(760,710)	(807,281)
Provision for impairment	(253)	-	(253)
Reversal of provision for impairment	9,877	56,405	66,282
Transfer to accounts receivable related to the concession compensation (Note 11)	21,852	-	21,852
Balance as of December 31, 2015	(15,095)	(704,305)	(719,400)
Provision for impairment	(71,551)	(478,861)	(550,412)
Reversal of provision for impairment	9,328	47,061	56,389
Balance as of December 31, 2016	(77,318)	(1,136,105)	(1,213,423)

The main balance of impairment and their respective impacts on income for the year are as follows:

•

R$595,489 refers to the assets of the Colíder HPP, under construction, located in the State of Mato Grosso. The calculation of the value in use considered: premises and budgets of the company and discount rate post tax in constant currency of 5.70% p.y. (5.11% p.y. post tax in 2015), which derives from the WACC methodology for the electricity generation segment. This loss was mainly recognized as a result of: (i) increase in the discount rate; (Ii) delays in implementation, resulting from unforeseeable events or force majeure and acts of public authorities, such as difficulties related to environmental licensing, supplier delays in meeting the equipment delivery schedule, electromechanical assembly services and the construction of the transmission line associated to the plant. The effect on the result of this year was a reversal of estimated losses in R$47,062.

•

R$314,464 refers to assets of wind generation under construction in the State of Rio Grande do Norte. The calculation of the value in use considered: the Company's assumptions and budgets and discount rate before tax in constant currency of 8.06% (7.74% in 2015), which derives from the WACC methodology for the energy generation segment, adjusted to the specific condition of taxation of those undertakings. This loss was mainly recognized as a result of: (i) increase in the discount rate and (ii) increase in the investment originally planned, with effect on results for this year.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•

R$108,238 refers to the thermal generation assets located in the State of Paraná. For the TPP Araucária, which operates in the Merchant mode, the calculation of value in use considered: premises and budgets of the Company, discount rate before tax in constant currency of 12.13% (7.74% in 2015), which is derived from the WACC methodology for the electric power generation segment, plus additional risk associated with revenue variation. For the TPP Figueira, the calculation of the value in use considered the flow horizon associated with the term of the coal subsidy, and the discount rate before tax in constant currency of 8.63% (7.74% in 2015), which derives from the WACC methodology for the electric power generation segment. These losses were recognized mainly due to: (i) increase in the discount rate, (ii) Company's projections regarding the dispatch expectation, in the case of UEGA, and the volume of future investments, in the case of Figueira, with effect in this year.

•

R$195,232 refers to other hydraulic generation assets in the State of Paraná. The calculation of value in use considered: the Company's assumptions and budgets and discount rate before tax in constant currency of 8.63% (7.74% in 2015), which derives from the WACC methodology for the energy generation segment. This loss was recognized, mainly, due to expected delays in entering into commercial operations, increase in planned investments and increase in the discount rate observed in the period. The effect on the result of this year was a complement of estimated losses in the amount of R$118,383.

The Company recorded the the effects on income for the period in operating costs, under Estimated losses, provisions and reversals (Note 33.4).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

20      Intangible Assets

20.1    Changes in intangible assets

				Concession contract (a)	Concession and		Other (b)
	in	in	Special liabilities		authorization	in	in
	service	progress	in service	in progress	rights	service	progress	Total
Balance as of January 1, 2015	497,289	1,435,463	(24,337)	(199,650)	423,722	24,753	16,916	2,174,156
Acquisitions	-	958,280	-	-	-	-	10,522	968,802
Customers contributions	-	-	-	(243,054)	-	-	-	(243,054)
ANEEL grant - use of public property	-	334	-	-	-	-	-	334
Renegotiation of hydrological risk - GSF	30,807	-	-	-	-	-	-	30,807
Provision for claims added to the cost of the works	-	10,609	-	-	-	-	-	10,609
Transfers to accounts receivable related to concession -
Extension of Copel Distribuição’s Concession (Note 10.1)	6,635,901	-	(2,579,546)	-	-	-	-	4,056,355
Transfers from property, plant and equipment	-	-	-	-	-	-	2,039	2,039
Capitalizations for accounts receivable related to concession	-	(618,470)	-	95,689	-	-	-	(522,781)
Capitalizations for intangible in service	865,998	(865,998)	(306,252)	306,252	-	9,137	(9,137)	-
Amortization of quotas - concession and authorization	(350,467)	-	76,467	-	(7,450)	(8,923)	-	(290,373)
Amortization of quotas - Pasep/Cofins credits	(15,026)	-	3,205	-	-	29	-	(11,792)
Disposal	(5,979)	(22,454)	(532)	-	-	(597)	(464)	(30,026)
Balance as of December 31, 2015	7,658,523	897,764	(2,830,995)	(40,763)	416,272	24,399	19,876	6,145,076
Acquisitions	-	918,516	-	-	-	-	10,211	928,727
Customers contributions	-	-	-	(122,809)	-	-	-	(122,809)
ANEEL grant - use of public property	-	742	-	-	-	-	-	742
Renegotiation of hydrological risk - GSF	26,872	-	-	-	-	-	-	26,872
Provision for claims added to the cost of the works	-	3,430	-	-	-	-	-	3,430
Transfers from property, plant and equipment	-	-	-	-	-	25	341	366
Transfers from investments	-	-	-	-	-	-	122	122
Transfers from / for accounts receivable related to concession	(2,230)	(125,477)	-	-	-	150	-	(127,557)
Capitalizations for intangible in service	779,261	(779,261)	(135,104)	135,104	-	11,714	(11,714)	-
Amortization of quotas - concession and authorization	(435,098)	-	121,075	-	(13,139)	(9,234)	-	(336,396)
Amortization of quotas - Pasep/Cofins credits	(11,270)	-	-	-	-	(57)	-	(11,327)
Amortization of quotas appropriated in the cost of the work	(292)	292	-	-	-	-	-	-
Disposal	(27,329)	(19,754)	-	-	-	-	(351)	(47,434)
Balance as of December 31, 2016	7,988,437	896,252	(2,845,024)	(28,468)	403,133	26,997	18,485	6,459,812
(a) Amortization during the concession/authorization as of the start of commercial operations of the enterprieses or based on the useful life of the assets, of the two the shortest.
(b) Annualamortization rate: 20%.

20.2    Copel DIS

In accordance with Technical Interpretation IFRIC 12, accounting concessions, the share of infrastructure that will be used during concession was recorded in Intangible Assets, composed of the assets of the electricity distribution, net of interests of consumers (special obligations).

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

20.3    Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during 2016 amounted to R$7,608, at an average rate of 0.41% p.y. (R$32,579, at an average rate of 1.78% p.y., in 2015).

21      Payroll, social charges and accruals

	12.31.2016	12.31.2015
Social security liabilities
Taxes and social contribution	50,016	43,691
Social security charges on paid vacation and 13th salary	35,570	32,186
	85,586	75,877
Labor liabilities
Payroll, net	835	2,568
Vacation	111,021	101,485
Profit sharing	64,814	78,462
Voluntary termination	25,532	-
Profit sharing	9	9
	202,211	182,524
	287,797	258,401

22      Suppliers

	12.31.2016	12.31.2015
Energy supplies (22.1)	673,442	917,307
Materials and supplies	399,576	478,895
Natural gas for resale	132,985	87,384
Charges for use of grid system	86,347	135,463
	1,292,350	1,619,049
Current	1,255,639	1,613,126
Noncurrent	36,711	5,923

22.1    Electricity - CCEE

In September 2016, Copel GeT settled the liabilities owned to CCEE, due to the renegotiation of hydrological risk (Note 14.1), amounting to R$321,640, which was paid as of April 18, 2016 in six installments with interest and inflation adjustment and after deducting the credit determined in the month of settlement.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.2    Main power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and adjusted annually according to the IPCA index:

.		Energy		Average purchase
	Supply	purchased (annual	Auction	price (R$/MWh)
Auctions	period	average MW)	date	historical	updated
Auction of power from existing facilities
4th Auction - Product 2009	2009 to 2016	35.33	10.11.2005	94.91	180.40
12th Auction-Product 2014 36M	01.01.2014 to 12.31.2016	129.30	12.17.2013	149.99	187.74
13th Auction-Product 2014 - DIS	05.01.2014 to 12.31.2019	109.35	04.30.2014	262.00	318.83
13th Auction-Product 2014 - QTD	05.01.2014 to 12.31.2019	218.82	04.30.2014	271.00	329.78
14th Auction-Product 2015 - 03 DIS	01.01.2015 to 12.31.2017	13.32	12.05.2014	191.99	225.84
14th Auction-Product 2015 - 03 QTD	01.01.2015 to 12.31.2017	13.58	12.05.2014	201.00	236.44
		519.70
Auction of power from new facilities
1st Auction- Product 2008 Hydro	2008 to 2037	3.62	12.16.2005	106.95	201.45
1st Auction- Product 2008 Thermo	2008 to 2022	24.77	12.16.2005	132.26	249.13
1st Auction- Product 2009 Hydro	2009 to 2038	3.55	12.16.2005	114.28	215.26
1st Auction- Product 2009 Thermo	2009 to 2023	40.50	12.16.2005	129.26	243.48
1st Auction- Product 2010 Hydro	2010 to 2039	70.06	12.16.2005	115.04	216.69
1st Auction- Product 2010 Thermo	2010 to 2024	65.19	12.16.2005	121.81	229.44
3rd Auction- Product 2011 Hydro	2011 to 2040	57.82	10.10.2006	120.86	222.47
3rd Auction- Product 2011 Thermo	2011 to 2025	54.37	10.10.2006	137.44	252.98
4th Auction- Product 2010 Thermo	2010 to 2024	15.49	07.26.2007	134.67	240.36
5th Auction- Product 2012 Hydro	2012 to 2041	53.39	10.16.2007	129.14	228.31
5th Auction- Product 2012 Thermo	2012 to 2026	115.69	10.16.2007	128.37	226.95
6th Auction- Product 2011 Thermo	2011 to 2025	9.92	09.17.2008	128.42	214.32
7th Auction- Product 2013 Hydro	2013 to 2042	-	09.30.2008	98.98	165.19
7th Auction- Product 2013 Thermo	2013 to 2027	111.27	09.30.2008	145.23	242.38
8th Auction- Product 2012 Hydro	2012 to 2041	0.01	08.27.2009	144.00	230.87
8th Auction- Product 2012 Thermo	2012 to 2026	0.15	08.27.2009	144.60	231.84
17th Auction- Product 2016 Wind farm	2016 to 2035	32.68	11.18.2013	124.43	157.18
		658.48
Structuring projects auction
Santo Antonio	2012 to 2041	138.12	12.10.2007	78.87	137.89
Jirau	2013 to 2042	229.81	05.19.2008	71.37	121.28
		367.93

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23      Loans and Financing

			Issue	Number of	Final	Annual rate p.y.
	Contracts	Company	Date	installment	maturity	(interest + commission)	Principal	12.31.2016	12.31.2015
Foreign currency
	National Treasury Department
	(Secretaria do Tesouro Nacional or STN)
(1)	Par Bond	Copel	05.20.1998	1	04.11.2024	6.0% + 0.20%	17,315	53,498	61,763
(1)	Discount Bond	Copel	05.20.1998	1	04.11.2024	1.1875%+0.20%	12,082	37,007	42,671
Total foreign currency								90,505	104,434
Local currency
	Banco do Brasil
(2)	21/02155-4	Copel DIS	09.10.2010	2	08.15.2018	109.0% of DI	116,667	122,713	122,353
(3)	21/02248-8	Copel DIS	06.22.2011	2	05.16.2018	109.0% of DI	150,000	152,314	151,901
(4)	CCB 21/11062X	Copel DIS	08.26.2013	3	07.27.2018	106.0% of DI	151,000	151,359	196,852
(5)	CCB 330.600.773	Copel DIS	07.11.2014	3	07.11.2019	111.8% of DI	116,667	124,170	123,478
(5)	NCI 330.600.132	Copel	02.28.2007	3	02.28.2019	107.8% of DI	231,000	241,312	241,059
(5)	NCI 330.600.151	Copel	07.31.2007	3	07.31.2017	111.0% of DI	18,000	6,366	12,722
(5)	CCB 306.401.381	Copel	07.21.2015	2	07.21.2018	109.4% of DI	640,005	677,177	672,985
								1,475,411	1,521,350
	Eletrobras
(6)	1293/94	Copel GeT	09.23.1994	180	06.30.2016	5.5% to 6.5% + 2,0%	307,713	-	16,980
(7)	980/95	Copel DIS	12.22.1994	80	11.15.2018	8.0%	11	5	8
(7)	981/95	Copel DIS	12.22.1994	80	08.15.2019	8.0%	1,169	180	246
(7)	982/95	Copel DIS	12.22.1994	80	02.15.2020	8.0%	1,283	71	95
(7)	983/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	11	103	128
(7)	984/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	14	44	55
(7)	985/95	Copel DIS	12.22.1994	80	08.15.2021	8.0%	61	29	35
(8)	002/04	Copel DIS	06.07.2004	120	07.30.2016	8.0%	30,240	-	643
(8)	142/06	Copel DIS	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	6,369	10,007
(8)	206/07	Copel DIS	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	32,648	41,550
(8)	273/09	Copel DIS	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	9,866	11,510
(8)	2540/06	Copel DIS	05.12.2009	60	10.30.2016	5.0% + 1.5%	5,095	-	375
								49,315	81,632
	Caixa Econônica Federal
(8)	415.855-22/14	Copel DIS	03.31.2015	120	12.08.2026	6.0%	2,844	5,631	5,307
								5,631	5,307
	Finep
(9)	21120105-00	Copel TEL	07.17.2012	81	10.15.2020	4.0%	35,095	11,983	15,132
(9)	21120105-00	Copel TEL	07.17.2012	81	10.15.2020	3.5% + TR	17,103	10,043	12,406
								22,026	27,538
	BNDES
(10)	820989.1	Copel GeT	03.17.2009	179	01.15.2028	1.63% above TJLP	169,500	128,722	138,347
(11)	1120952.1-A	Copel GeT	12.16.2011	168	04.15.2026	1.82% above TJLP	42,433	28,895	31,558
(12)	1120952.1-B	Copel GeT	12.16.2011	168	04.15.2026	1.42% above TJLP	2,290	1,559	1,702
(13)	1220768.1	Copel GeT	09.28.2012	192	07.15.2029	1.36% above TJLP	73,122	59,493	63,312
(14)	13211061	Copel GeT	12.04.2013	192	10.15.2031	1.49% above TJLP	1,041,155	923,982	902,592
(15)	13210331	Copel GeT	12.03.2013	168	08.15.2028	1.49% and 1.89% above TJLP	17,644	15,017	16,077
(16)	15206041	Copel GeT	12.28.2015	168	06.15.2030	2.42% above TJLP	34,265	27,666	23,942
(17)	15205921	Copel GeT	12.28.2015	168	12.15.2029	2.32% above TJLP	21,584	16,860	14,663
(18)	14205611-A	Copel DIS	12.15.2014	72	01.15.2021	2.09% p.y. above TJLP	41,583	27,893	34,266
(18)	14205611-B	Copel DIS	12.15.2014	6	02.15.2021	2.09 p.y. above TR BNDES	17,821	18,735	21,267
(19)	14205611-C	Copel DIS	12.15.2014	113	06.15.2024	6% p.y.	78,921	58,787	47,353
(20)	14205611-D	Copel DIS	12.15.2014	57	02.15.2021	TJLP	750	38	-
(21)	14212711	Santa Maria	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	59,462	54,734	57,789
(21)	14212721	Santa Helena	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	64,520	59,355	62,487
(22)	11211521	GE Farol	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	54,100	52,053	55,087
(22)	11211531	GE Boa Vista	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	40,050	38,482	40,726
(22)	11211541	GE S.Bento do Norte	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	90,900	87,275	92,362
(22)	11211551	GE Olho D'Água	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	97,000	93,229	98,228
								1,692,775	1,701,758
(23)	Promissory notes	Copel GeT	12.29.2015	1	12.18.2017	117% of DI	500,000	581,909	496,694
								581,909	496,694
	Banco do Brasil
	BNDES Transfer
(24)	21/02000-0	Copel GeT	04.16.2009	179	01.15.2028	2,13% above TJLP	169,500	128,721	138,347
								128,721	138,347
Total local currency								3,955,788	3,972,626
								4,046,293	4,077,060
							Current	1,470,742	308,558
							Noncurrent	2,575,551	3,768,502

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Banco do Brasil: annual installments
(2) Installments in the amount of R$58,334, falling due on August 8, 2017, and August 8, 2018. The proportional interest is paid half-yearly.
(3) Installments in the amount of R$75,000, falling due on May 16, 2017, and May 16, 2018. The proportional interest is paid half-yearly.
(4) Together with the data is the interest accrued on the installments, in the amount of R$50,333, falling due on July 27, 2017 and July 27, 2018.
(5) Contract CCB 330600773: Installments in the amount of R$38,889, falling due on July 11, 2017, July 11, 2018 and July 11, 2019. The interest is paid half-yearly.
Contract NCI 330.600.132: Installments in the amount of R$77,000, falling due on February 28, 2017, February 28, 2018 and February 28, 2019. The interest is paid half-yearly.
Contract NCI 330.600.151: Installments in the amount of R$6,000, falling due on July 31, 2017 and July 31, 2018. The interest is paid half-yearly.
Contract CCB 306.401.381: Installments in the amount of R$320,003, falling due on July 21, 2017 and July 21, 2018. The interest is paid half-yearly.

Allocation:
(1) The restructuring of medium and long-term debt in connection w ith the financing received under Law 4,131/62.
(2) (3) (4) (5) Working capital.
(6) Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system.
(7) National Program for Watering - Proni.
(8) Rural Electricity Program - Luz para Todos.
(9) BEL project - ultra wide band intranet service (Ultra Wide Band - UWB).
(10) (24) Construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul.
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
(17) Implementation of transmission lines Londrina – Figueira and Salto Osório – Foz do Chopim C2.
(18) Investment in preservation of businesses, improvements, operational support and general investments in expansion.
(19) National machinery and equipment accredited by BNDES.
(20) Implementation, expansion and consolidation of projects and Enterprises Social Investment Programs (ISE).
(21) (22) Construction and implementation of wind generating plant.
(23) Payment of grant – auction 012/2015, relative to HPP GPS.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Guarantees:
(1) Company’s centralized revenues account. Deposited Collateral (23.1).
(2) (3) Pledge until 360 days.
(2) (3) (4) (5) Credit assignment.
(6) (7) (8) Own revenue, supported by power of attorney granted by a public instrument, and the issue of promissory notes and commercial duplicates equal to the number of installments falling due.
(9) Withhold the amounts from the checking account in which revenues are deposited.
(10) (13) (24) Total revenue from the sale and/or transaction of CCEAR energy, related to the project, through Concession Agreement of
Attachment of Revenues, Account Management and Other Covenants.
(11) (12) Fiduciary assignment of rights under the Concession Agreement No.027/2009-ANEEL, Transmission Service Provision Contract No.
09/2010-ONS and contracts for use of Transmission System, signed by the ONS, the Dealerships and the Transmission System users, including the total income from the provision of transmission services.
(14) Fiduciary assignment of rights under the Concession Agreement No. 01/2011MME-HPP Colíder and fiduciary assignment due to the
Purchase and Sale of Energy Eétrica (CCVEE) between Copel and BRF - Brasil Foods S.A.
(15) Fiduciary assignment of rights under the Public Service Concession Agreement for Electric Power Transmission No. 015/2010-ANEEL,
signed betw een Copel and the Federal Government.
(16) Assignment of credit rights deriving from Concession Agreement No. 002/2013 - ANEEL.
(17) Assignment of credit rights deriving from Concession Agreement No. 022/2012 - ANEEL.
(18) (19) (20) Surety of Companhia Paranaense de Energia; fiduciary assignment of income and indemnity rights of the concession.
(21) Guarantee from Companhia Paranaense de Energia; pledge of shares; assignment of credit rights deriving from Electricity Agreement
Reservation No. 153/2011; assignment of revenues arising from the project.
(22) Pledge of shares of companies (GE Farol, GE Boa Vista, GE S.B.Norte and GE Olho D'Água); assignment of receivables arising from the sale of electricity produced by the project; assignment of machinery and equipment assembled or built with the funds pegged to it.
(23) Surety of Companhia Paranaense de Energia.

23.1    Collateral and escrow deposits - STN

Guarantees provided in the form of Par Bonds for R$42,988 (R$50,689 at December 31, 2015), and Discount Bonds in the amount of R$30,086 (R$35,448 at December 31, 2015), to be used to repay amounts of principal corresponding to STN contracts, when these payments are due on April 11, 2024. The amounts are updated by applying the weighted average percentage changes of United States Treasury Zero Coupon bond prices, by the share of each series of the instrument in the portfolio of collateral for principal, provided in the context of the Brazilian Financing Plan - 1992.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.2    Breakdown of loans and financing by currency and index

		12.31.2016%		12.31.2015%
Foreign currency - change in currencies in the period (%)
U.S. Dollar	(14.15)	90,505	2.24	104,434	2.56
		90,505	2.24	104,434	2.56
Local currency - accumulated index in the period (%)
CDI	13.63	2,057,320	50.84	2,018,044	49.50
TJLP	7.50	1,743,974	43.10	1,771,485	43.45
Ufir	0.00	54,946	1.36	69,959	1.72
IPCA	6.29	18,735	0.46	21,267	0.52
TR	2.01	10,043	0.25	12,406	0.30
Finel	1.63	-	-	16,980	0.42
Without indexer	-	70,770	1.75	62,485	1.53
		3,955,788	97.76	3,972,626	97.44
		4,046,293	100.00	4,077,060	100.00

23.3    Maturity of noncurrent installments

12.31.2016	Foreign currency	Local currency	Total
2018	-	807,008	807,008
2019	-	276,264	276,264
2020	-	156,830	156,830
2021	-	141,505	141,505
2022	-	136,165	136,165
After 2022	89,669	968,110	1,057,779
	89,669	2,485,882	2,575,551

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.4    Changes in loans and financing

		Foreign currency		Local currency
	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2015	596	70,601	867,030	2,530,723	3,468,950
Funding	-	-	450,000	1,386,190	1,836,190
Charges	4,161	-	339,320	10,961	354,442
Monetary and exchange variations	-	32,946	1,163	7,280	41,389
Transfers	-	-	270,199	(270,199)	-
Amortization - principal	-	-	(1,170,987)	-	(1,170,987)
Payment - charges	(3,870)	-	(449,054)	-	(452,924)
Balance as of December 31, 2015	887	103,547	307,671	3,664,955	4,077,060
Funding	-	-	-	93,806	93,806
Charges	3,909	-	357,426	90,735	452,070
Monetary and exchange variations	-	(13,878)	3,882	22,454	12,458
Transfers	-	-	1,386,068	(1,386,068)	-
Amortization - principal	-	-	(226,973)	-	(226,973)
Payment - charges	(3,960)	-	(358,168)	-	(362,128)
Balance as of December 31, 2016	836	89,669	1,469,906	2,485,882	4,046,293

23.5    Covenants

The Company signed loan and financing agreements containing covenants that require economic and financial ratios to remain within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not making any alteration to the Company’s shareholdings in the capital stock of subsidiaries that would alter control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and/or fines.

As of and during the year ended on December, 2016, all the agreed conditions had been fulfilled.

Below we highlight the financial covenants present in the loan and financing agreements:

Company	Contract	Financial index	Limit
Copel GeT	BNDES Finem nº 820989.1 - Mauá	EBITDA / Net financial results	≥ 1,3
Copel GeT	Banco do Brasil nº 21/02000-0 - Mauá
Copel GeT	2nd issue of Promissory Notes	Consolidated net debt / Consolidated EBITDA	≤ 3,5
		Debt service coverage ratio	≥ 1,5
Copel DIS	BNDES Finem nº 14205611	Financial indebtedness / adjusted EBITIDA	≤ 5,0
Santa Maria Energias Renováveis	BNDES Finem nº 14212711	Debt service coverage ratio	≥ 1,3
Santa Helena Energias Renováveis	BNDES Finem nº 14212721
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1,3
GE Boa Vista S.A.	BNDES Finem nº 11211531
GE Farol S.A.	BNDES Finem nº 11211521
GE Olho D´Água S.A.	BNDES Finem nº 11211551
GE São Bento do Norte S.A.	BNDES Finem nº 11211541
Financing for businesses - Finem

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24      Debentures

		Issue	Number of	Maturity		Annual rate p.y.
Issue	Company	Date	installment	initial	final	(interest)	Principal	12.31.2016	12.31.2015
(1) 5th	Copel	05.13.2014	3	05.13.2017	05.13.2019	111.5% of DI	1,000,000	1,017,099	1,016,087
(2) 1st	Copel GeT	05.15.2015	3	05.20.2018	05.20.2020	113.0% of DI	1,000,000	1,094,731	1,090,755
(3) 2nd	Copel GeT	07.13.2016	2	07.13.2018	07.13.2019	121.0% of DI	1,000,000	1,060,613	-
(4) 1st	Copel DIS	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	511,525	1,023,378
(5) 2nd	Copel DIS	10.27.2016	2	10.27.2018	10.27.2019	124.0% of DI	500,000	504,699	-
(6) 1st	Copel CTE	10.15.2015	5	10.15.2020	10.15.2024	IPCA + 7.9633% p.y.	160,000	174,184	162,158
(7) 2nd	Elejor	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203,000	70,984	111,516
(8) 1st	Compagás	06.15.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0% p.y.	62,626	38,018	56,219
(9) 2nd	Compagás	04.15.2016	57	07.15.2017	12.15.2021	TJLP/Selic + 2,17% p.y.	33,620	23,768	-
(10) 1st	(a)	06.10.2014	1	-	12.10.2016	DI + Spread 1,45% p.y.	222,000	-	223,815
(11) 2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	TJLP + 2,02% p.y.	147,575	143,407	-
(12) 2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	IPCA + 9,87% p.y.	153,258	151,781	-
								4,790,809	3,683,928
							Current	1,131,198	924,005
							Noncurrent	3,659,611	2,759,923
(a) Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV e Ventos de Santo Uriel.

Characteristics:
(1) (2) (3) (4) (5) (6) (9) (10) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476.
(8) (9) Simple floating debentures, issued privately in a single series and not convertible into shares.
(11) Simple debentures, 1st serie, issued privately and not convertible into shares.
(12) Simple debentures, 2nd serie, issued privately and not convertible into shares.
Finance charges:
(1) Half-yearly interest - May and November.
(2) Anuual interest - May.
(3) Anuual interest - July.
(4) (6) Half-yearly interest - April and October.
(5) Anuual interest - October.
(7) (11) (12) Monthly interest.
(8) (9) Quarterly interest - March, June, September and December.
(10) Half-yearly interest - June and December.
Allocation:
(1) (2) (3) (4) (5) Working capital or used to make investments in the issuer.
(6) Deployment, expansion and modernization of the telecommunication network.
(7) Full settlement of the loan agreement with Copel.
(8) (9) Fund investment plan of the issuer.
(10) Redemption of promissory notes and investment in wind farms.
(11) (12) Implementation of wind farms and associated transmission systems.
Collaterals:
(1) (2) (3) (4) (5) (6) (7) (10) Personal guarantee
(8) (9) Floating
(11) (12) Real and personal guarantee and pledge of Copel Geração e Transmissão's shares.
Guarantor:
(2) (3) (4) (5) (9) (10) (11) (12) Copel.
(7) Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%.
(8) (9) Compagas.
Trustee:
(1) (2) (3) (4) (5) (6) (7) (10) Pentágono S.A. DTVM.
(8) (9) BNDES Participações S.A. - BNDESPAR.
(11) (12) None.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.1    Maturity of noncurrent installments

12.31.2016
2018	1,448,351
2019	1,459,667
2020	364,920
2021	41,267
2022	67,432
After 2022	277,974
3,659,611

24.2    Changes in debentures

	Current	Noncurrent	Total
Balance as of January 1, 2015	431,491	2,153,957	2,585,448
Funding	-	1,168,633	1,168,633
Charges	448,627	2,857	451,484
Transfers	565,524	(565,524)	-
Amortization - principal	(154,822)	-	(154,822)
Payment - charges	(366,815)	-	(366,815)
Balance as of December 31, 2015	924,005	2,759,923	3,683,928
Funding	-	1,822,965	1,822,965
Charges and monetary variations	620,915	(3,789)	617,126
Transfers	919,488	(919,488)	-
Amortization - principal	(785,239)	-	(785,239)
Payment - charges	(547,971)	-	(547,971)
Balance as of December 31, 2016	1,131,198	3,659,611	4,790,809

24.3    Covenants

Copel issued debentures containing covenants that require certain economic and financial ratios to be kept within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not making any alteration to the Company’s shareholdings in capital stock that would alter control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not keeping the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

As of and during the year ended in December, 2016, all the agreed conditions had been fulfilled.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Below we highlight the financial covenants present in the loan and financing agreements:

Company	Contract	Financial index	Limit
Companhia Paranaense de Energia	5th issue de Debentures	Consolidated net debt / Consolidated EBITDA	≤ 3,5
		Debt service coverage ratio	≥ 1,5
Copel Geração e Transmissão	1st issue de Debentures	Consolidated net debt / Consolidated EBITDA	≤ 3,5
Copel Geração e Transmissão	2nd issue de Debentures
Copel Telecomunicações	1st issue de Debentures	Debt service coverage ratio	≥ 1,5
Copel Distribuição	2nd issue de Debentures
Copel Distribuição	1st issue de Debentures	Consolidated net debt / Consolidated EBITDA	≤ 4,0
Elejor	2nd issue de Debentures	Debt service coverage ratio	≥ 1,2
Compagas	2nd issue de Debentures	Consolidated net debt / Consolidated EBITDA	≤ 3,5
		General Indebtedness	≤ 0,7
Nova Asa Branca I	2nd issue de Debentures	Debt service coverage ratio	≥ 1,3
Nova Asa Branca II	2nd issue de Debentures
Nova Asa Branca III	2nd issue de Debentures
Nova Eurus IV	2nd issue de Debentures
Ventos de Santo Uriel	2nd issue de Debentures

25      Post-employment benefits

The Company sponsors private retirement and pension plans (Unified Pension Plan and Pension Plan III) and medical and dental care (“ProSaúde II” and “ProSaúde III” plans’ regulations ) for their active employees and their dependents. The lifetime sponsorship of the healthcare plan for retirees, pensioners and legal dependents is only applied to “Prosaúde II” plan participants.

The amounts of these actuarial obligations (contributions, costs, liabilities, and/or assets) are calculated annually by an independent actuary at year end.

The benefits plan assets are valued at market values (mark-to-market).

The amount of the net assistance liability is recognized at the present value of the actuarial liability, less the fair value of the plan assets.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized in other comprehensive income.

25.1    Benefit Pension Plan

The unified pension plan is a Defined Benefit Plan - BD in which the income is predetermined, according to each individual’s salary, and pension plan III is a Variable Contribution Plan - CV.

The Defined Benefit plan - BD is a closed plan for new participants since 1998 and has only 39 active participants out of a total of 4,502 as of December 31, 2016. The Variable Contribution plan - CV is the only plan available for new participants.

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with IAS 19 and IFRIC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsor’s management.

25.2    Healthcare Plan

The Company allocates resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in “ProSaúde II” and “ProSaúde III” plans’ regulations. Coverage includes periodic medical exams in both plans and is only extended to all retirees and pensioners for life in the “ProSaúde II” plan.

25.3    Statement of financial position and statement of income

Amounts recognized in liabilities, under Post-employment Benefits, are summarized below:

	12.31.2016	12.31.2015
Pension plans	1,252	1,008
Healthcare plans	768,613	593,652
	769,865	594,660
Current	47,894	43,323
Noncurrent	721,971	551,337

The amounts recognized in the statement of income are shown below:

	12.31.2016	12.31.2015	12.31.2014
Pension plans	75,407	65,878	65,715
Pension plans - management	1,175	2,241	1,256
Healthcare plan - post employment	129,647	143,236	102,119
Healthcare plan - active employees	75,578	61,927	51,266
Healthcare plan - management	228	139	143
(-) Transfers to construction in progress	(22,268)	(19,094)	(18,957)
	259,767	254,327	201,542

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

25.4    Changes in post-employment benefits

	Current	Noncurrent	Total
Balance as of January 1, 2015	37,404	861,214	898,618
Appropriation of actuarial calculation	-	143,202	143,202
Pension and healthcare contributions	133,428	-	133,428
Adjustment related to actuarial gains	-	(410,330)	(410,330)
Transfers	42,749	(42,749)	-
Amortizations	(170,258)	-	(170,258)
Balance as of December 31, 2015	43,323	551,337	594,660
Appropriation of actuarial calculation	-	130,707	130,707
Pension and healthcare contributions	142,735	-	142,735
Adjustment related to actuarial gains	-	88,906	88,906
Transfers	48,979	(48,979)	-
Amortizations	(187,143)	-	(187,143)
Balance as of December 31, 2016	47,894	721,971	769,865

25.5    Actuarial valuation in accordance with IAS 19

25.5.1     Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2016 and 2015 are shown below:

		2016		2015
	Real	Nominal	Real	Nominal
Economic
Inflation p.y.	-	5.15%	-	6.80%
Expected rate of discount/return p.y.
Benefit pension plan	5.91%	11.37%	7.30%	14.60%
Healthcare plan	5.89%	11.35%	7.28%	14.57%
Salary growth p.y.	2.00%	7.25%	2.00%	8.94%
Demographic
Mortality Table		AT - 2000		AT - 2000
Mortality table of individuals w ith permanent disability		WINKLEVOSS		WINKLEVOSS
Table of new disability benefit vested		A. VINDAS		A. VINDAS

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

25.5.2     Number of participants and beneficiaries

	Pension plan			Healthcare plan
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Number of active participants	8,702	8,838	8,456	8,571
Number of Inactive participants	7,826	7,795	7,546	7,445
Number of dependent people	-	-	23,745	23,933
	16,528	16,633	39,747	39,949

25.5.3     Life expectancy from the average age - Annuity Table AT-2000 (in years)

	BD Plan	CV Plan
As of 12.31.2016
Retired participants	15.62	23.75
Pensioner Participants	16.59	28.89
As of 12.31.2015
Retired participants	15.62	25.68
Pensioner Participants	16.64	28.65

The average age of inactive participants of the healthcare and pension plans of the Company and its subsidiaries is 66.2 years.

25.5.4     Actuarial evaluation

Based on the review of the assumptions, the values of the pension plan as of December 31, 2016 amounted to a plan surplus of R$527,699, while the position at December 31, 2015, was R$312,586. The current applicable legislation does not permit any significant reduction in contributions or reimbursements to the Company based on the current surplus in this plan. For this reason, the Company did not record an asset on its December 31, 2016 balance sheet reflecting any such right to reduce contributions or refund surplus or other amounts.

	Benefit Pension Plan	Healthcare Plan	12.31.2016	12.31.2015
Total liabilities or partially covered	4,950,876	933,914	5,884,790	4,931,012
Fair value of the plan assets	(5,478,575)	(165,301)	(5,643,876)	(4,649,946)
Plan coverage status	(527,699)	768,613	240,914	281,066
Unrecognized asset	527,699	-	527,699	312,586
	-	768,613	768,613	593,652

The Company made adjustments to their assistance liabilities through the actuarial report issued on December 31, 2016, when an actuarial gain of R$89,107 was recorded in other comprehensive income.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

25.5.5     Changes in actuarial liabilities

	Benefit Pension Plan	Healthcare plan
Present value of net actuarial obligations as of 01.01.2014	3,941,108	1,092,697
Cost of services	600	8,055
Cost of interest	405,498	110,906
Benefits paid	(276,463)	(65,911)
Actuarial (gain) losses	308,687	(98,463)
Present value of net actuarial obligations as of 12.31.2014	4,379,430	1,047,284
Cost of services	471	34,802
Cost of interest	559,366	127,622
Benefits paid	(345,288)	(74,722)
Actuarial (gain) losses	(419,249)	(378,704)
Present value of net actuarial obligations as of 12.31.2015	4,174,730	756,282
Cost of services	203	44,942
Cost of interest	601,259	108,465
Benefits paid	(381,274)	(88,259)
Actuarial (gain) losses	555,958	112,484
Present value of net actuarial obligations as of 12.31.2016	4,950,876	933,914

25.5.6     Changes in actuarial assets

	Benefit Pension Plan	Healthcare plan
Fair value of the Plan's assets at 01.01.2014	4,303,143	125,470
Return estimated for assets	524,992	15,945
Contributions and distributions	27,321	-
Benefits paid	(276,463)	-
Actuarial gain (losses)	(16,446)	8,281
Fair value of the Plan's assets at 12.31.2014	4,562,547	149,696
Return estimated for assets	564,872	19,223
Contributions and distributions	36,294	-
Benefits paid	(345,288)	-
Actuarial gain (losses)	(331,109)	(6,289)
Fair value of the Plan's assets at 12.31.2015	4,487,316	162,630
Return estimated for assets	637,541	23,749
Contributions and distributions	25,724	-
Benefits paid	(381,274)	-
Actuarial gain (losses)	709,268	(21,078)
Fair value of the Plan's assets at 12.31.2016	5,478,575	165,301

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

25.5.7     Estimated costs

The estimated net periodic plan costs (gains) for 2017 for each plan are shown below:

	Benefit Pension Plan	Healthcare plan	2017
Cost of current service	588	9,213	9,801
Estimated cost of interest	563,235	105,971	669,206
Expected return on plan assets	(606,478)	(18,299)	(624,777)
Expected employee contributions	(259)	-	(259)
Costs (income or loss)	(42,914)	96,885	53,971

25.5.8     Sensitivity analysis

The following tables feature a sensitivity analysis, which shows the effect of a one percent increase or decrease in the assumed rates of change in care costs, in the aggregate of the cost of service and cost of interest components of the net care costs and the accumulated post-employment benefit obligation.

.	Projected scenarios
	Increase by 1%	Decrease in 1%
Sensitivity of long-term interest rate
Impacts on the obligations of the pension	(53,980)	60,025
Impacts on the obligations of healthcare program	(160,400)	90,612
Sensitivity of growth rate of the medical costs
Impacts on the obligations of healthcare program	56,981	(56,981)
Impact on cost of service for the following financial year of healthcare program	4,095	(4,095)
Sensitivity of the service cost
Impacts on the obligations of the pension	(468)	468
Impacts on the obligations of healthcare program	(830)	830

25.5.9     Benefits payable

The estimated benefits to be paid by the Company in the next five years and the total benefits for the following fiscal years are shown below:

	Benefit Pension Plan	Other benefits	Total
2017	439,774	27,724	467,498
2018	465,316	29,742	495,057
2019	453,267	29,045	482,312
2020	438,853	28,218	467,072
2021	424,171	27,384	451,555
2022 - 2056	5,047,393	339,785	5,387,178

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

25.5.10   Asset allocation and investment strategy

The asset allocation for the Company pension and healthcare plans at the end of 2016 and the allocation goal for 2017, by asset category, are shown below:

	Goal for 2017	2016
Fixed Income	87.5%	90.8%
Variable income	4.6%	5.7%
Loans	1.2%	1.2%
Real estate	1.9%	1.7%
Investment structuring	4.8%	0.6%
	100.0%	100.0%

Below are the limits set by the Fund management:

	Unified Plan (BD)		Plan III (CV)
	target (%)(*)	minimum (%)	target (%)	minimum (%)
Fixed Income	92.0%	86.0%	79.7%	61.3%
Variable income	2.0%	1.0%	9.0%	7.0%
Loans	0.5%	0.0%	2.4%	1.0%
Real estate	2.5%	1.0%	1.1%	0.0%
Investment structuring	3.0%	0.0%	7.9%	0.0%
(*) Target based on the total investment of each plan.
Management of Fundação Copel decided to keep a more conservative approach investing in variable income in relation to the allowed legal limit, which is 70%.

As of December 31, 2016 and 2015, the pension plan assets included the following securities issued by Copel:

		Defined benefit pension plan
	12.31.2016	12.31.2015
Shares	66	968
	66	968

25.5.11   Additional information

The Company also sponsors a variable contribution plan for all its employees.

The contributions made in the years ended on December 31, 2016 and 2015 were R$75,679, and R$68,939, respectively.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26      Customer Charges Due

	12.31.2016	12.31.2015
Energy Development Account (CDE) (a)	136,450	204,309
Global Reversal Reserve (RGR)	5,262	20,768
Tariff flags	-	52,381
	141,712	277,458
(a) Aneel published Resolutions No. 2,004/2015 and No. 2,077/2016.

27      Research and Development and Energy Efficiency

In accordance with Law No. 9,991/2000, concessionaires and licensees of electric power generation and transmission are required to allocate annually the percentage of 1% of their net operating regulatory revenue to research and development of the electricity sector, and the electric power distribution concessionaires must segregate this same percentage into the research and development and energy efficiency programs of the electricity sector, according to ANEEL Normative Resolutions No. 504/2012 and 556/2013, and updated by Sub-module 5.6 - Research and Development - R&D and Energy Efficiency - EE Approved by RN ANEEL No. 737/2016.

27.1    Balances recognized for investment in Research and Development (R&D) and the Energy Efficiency Program (EEP)

	Amounts payable, before any related prepayments	Amounts payable to regulatory agencies	Other amounts payable	Balance as of 12.31.2016	Balance as of 12.31.2015

Research and Development - R&D
National Fund for Scientific and Technological Development - FNDCT	-	4,603	-	4,603	5,762
MME	-	2,302	-	2,302	2,882
R&D	86,077	-	208,011	294,088	252,828
	86,077	6,905	208,011	300,993	261,472
Energy efficiency program - EEP
National Program of electricity conservation - Procel	-	4,932	-	4,932	-
EEP	33,459	-	144,505	177,964	137,521
	33,459	4,932	144,505	182,896	137,521
	119,536	11,837	352,516	483,889	398,993
			Current	231,513	167,881
			Noncurrent	252,376	231,112

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27.2    Changes in R&D and EEP balances

	FNDCT	MME	R&D		Procel	EEP
	current	current	current	noncurrent	current	current	noncurrent	Total
Balance as of January 1, 2015	5,742	2,872	81,127	130,857	-	86,231	28,935	335,764
Additions	33,496	16,747	971	32,526	-	-	42,916	126,656
Performance agreement	-	-	-	-	-	-	2,242	2,242
Selic interest rate (Note 34)	-	-	216	22,567	-	-	11,277	34,060
Transfers	-	-	31,103	(31,103)	-	9,105	(9,105)	-
Payments	(33,476)	(16,737)	-	-	-	-	-	(50,213)
Concluded projects	-	-	(15,436)	-	-	(34,080)	-	(49,516)
Balance as of December 31, 2015	5,762	2,882	97,981	154,847	-	61,256	76,265	398,993
Additions	25,535	12,768	1,062	24,472	4,804	-	31,398	100,039
Performance agreement	-	-	-	-	-	-	1,907	1,907
Selic interest rate (Note 34)	-	-	159	25,702	128	-	15,792	41,781
Transfers	-	-	46,334	(46,334)	-	31,673	(31,673)	-
Payments	(26,694)	(13,348)	-	-	-	-	-	(40,042)
Concluded projects	-	-	(10,135)	-	-	(8,654)	-	(18,789)
Balance as of December 31, 2016	4,603	2,302	135,401	158,687	4,932	84,275	93,689	483,889

28      Accounts payable related to concession

These refer to concession charges for use of public property (UPP).

					Discount	Annual
	Company	Grant	Signature	Closing	Rate	Adjustment	12.31.2016	12.31.2015
(1) HPP Mauá	Copel GeT	06.29.2007	07.03.2007	07.2042	5.65% p.y.	IPCA	16,235	15,437
(2) HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	22,783	21,493
(3) HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	6,299	5,557
(4) SHP Cavernoso	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	66	97
(5) HPP Apucaraninha	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	460	676
(6) HPP Chaminé	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	795	1,170
(7) HPP Derivação Rio Jordão	Copel GeT	07.11.2013	02.24.2014	02.2019	7.74% p.y.	IPCA	532	702
(8) HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	10.2036	11.00% p.y.	IGPM	518,372	490,533
							565,542	535,665
						Current	66,210	61,786
						Noncurrent	499,332	473,879
Discount rate applied to calculate present value:
Actual net discount rate, in line with the estimated long-term rate. It bears no relationship with the expected project return.
Payment to the federal government:
(1) Monthly installments equivalent to 1/12 of the proposed annual payment of R$643 (51% of R$1,262), according to clause six of Concession Agreement No. 001/07.
(2) Monthly installments of 1/12 of the proposed annual payment of R$1,256, from the forecast start of commercial operation of HPP, as clause 6 of the Concession Agreement No. 001/11.
(3) (4) (5) (6) (7) Monthly installments equivalent to 1/12 of the proposed annual payment, according to clause 5a of Concession Agreement No. 007/2013 for 5 years.

(8) Monthly installments equivalent to 1/12 from the proposed annual payment of R$19,000, from the 6th to 35th year of grant or while in the exploitation of hydropower facilities, as Terms of Ratification of Bidding and clause six of the Concession Contract No. 125/01.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28.1    Nominal value and present value of accounts payable related to concession

	Nominal value	Present value
2017	66,366	66,210
2018	66,380	47,248
2019	65,832	42,236
2020	65,788	38,476
After 2020	1,078,823	371,372
	1,343,189	565,542

28.2    Changes in accounts payable related to concession

	Current	Noncurrent	Total
Balance as of January 1, 2015	54,955	436,772	491,727
Additions	-	334	334
Adjust to present value	-	(1,742)	(1,742)
Monetary variations	6,500	94,192	100,692
Transfers	55,677	(55,677)	-
Payments	(55,346)	-	(55,346)
Balance as of December 31, 2015	61,786	473,879	535,665
Additions (a)	574,827	742	575,569
Adjust to present value	-	(483)	(483)
Monetary variations	17,693	85,691	103,384
Transfers	60,497	(60,497)	-
Payments	(648,593)	-	(648,593)
Balance as of December 31, 2016	66,210	499,332	565,542
(a) The addition of R$574,827 referers to Bonus from the grant (Note 10.2). This balance is fully settled.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29      Other accounts payables

	12.31.2016	12.31.2015
Agreement Ivaí Engenharia (Note 30.1.2 - g)	122,068	-
Customers	32,283	26,391
Financial offset for the use of water resources	28,880	31,399
Public lighting rate collected	27,565	11,671
Aneel Order No. 084/2017 provision	20,542	15,823
Reimbursements to customer contributions	10,894	12,011
Investment acquisition	9,595	9,571
Pledges in guarantee	8,067	8,861
Other liabilities	35,422	50,944
	295,316	166,671
Current	264,791	135,709
Noncurrent	30,525	30,962

30      Provisions for legal claims

The Company is defendant in various judicial and administrative proceedings before different courts. Based on assessments made by the Company’s legal counsel, Management makes provisions for actions in which losses are rated probable, thus meeting the criteria for recognition of provisioning described in Note 4.9.

The Company’s management believes that, at the time of preparation of financial statements, it is not practicable to provide meaningful information regarding the expected timing of any cash outflows resulting from these legal actions in which the Company is involved, due to the slow pace and unpredictability of Brazilian legal, tax and regulatory systems, and since final resolution of the proceedings for which a provision has been registered depends on the conclusions of court proceedings. Therefore, this information is not being provided.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.1    Provisions for litigation

30.1.1     Changes in provisions for litigation in actions rated as probable losses

		Income			Additions to
		Provision		Construction	fixed assets
	Balances as of	for litigations		cost	in progress			Balances as of
	January 1, 2016	Additions	Reversals	Additions	Additions	Discharges	Transfers	December 31, 2016
Tax
Cofins (a)	258,715	28,563	(193,386)	-	-	-	-	93,892
Others (b)	68,333	86,362	(9,630)	-	-	(1,758)	(32,317)	110,990
	327,048	114,925	(203,016)	-	-	(1,758)	(32,317)	204,882
Labors (c)	408,133	168,352	(9,824)	-	-	(107,760)	-	458,901
Employee benefits (d)	104,480	7,583	(69,334)	-	-	(363)	-	42,366
Civil
Civil and administrative claims (e)	325,217	99,205	(53,965)	-	-	(74,973)	-	295,484
Easements (f)	62,869	1,786	(17,141)	49,842	2,575	(551)	-	99,380
Expropriations and property (g)	196,895	26,764	(943)	1,980	(5,197)	(1,537)	(152,250)	65,712
Customers (h)	13,656	-	(2,195)	-	-	(6,233)	-	5,228
	598,637	127,755	(74,244)	51,822	(2,622)	(83,294)	(152,250)	465,804
Environmental (i)	868	564	-	-	-	-	-	1,432
Regulatory (j)	55,770	12,211	(1)	-	-	(22)	-	67,958
	1,494,936	431,390	(356,419)	51,822	(2,622)	(193,197)	(184,567)	1,241,343

		Income			Additions to
		Provision		Construction	fixed assets
	Balances as of	for litigations		cost	in progress		Balances as of
	January 1, 2015	Additions	Reversals	Additions	Additions	Discharges	December 31, 2015
Tax
Cofins (a)	254,386	4,328	-	-	-	-	258,714
Others (b)	37,458	50,125	(15,262)	-	-	(3,987)	68,334
	291,844	54,453	(15,262)	-	-	(3,987)	327,048
Labors (c)	326,246	132,868	(17,949)	-	-	(33,032)	408,133
Employee benefits (d)	114,543	27,219	(15,018)	-	-	(22,264)	104,480
Civil
Suppliers	60,680	-	(2,868)	-	-	(57,812)	-
Civil and administrative claims (e)	256,169	134,097	(22,890)	-	-	(42,159)	325,217
Easements (f)	25,407	36,390	(41,657)	36,816	6,249	(336)	62,869
Expropriations and property (g)	402,219	45,586	(270,270)	6,460	13,964	(1,064)	196,895
Customers (h)	10,602	7,336	(2,438)	-	-	(1,844)	13,656
	755,077	223,409	(340,123)	43,276	20,213	(103,215)	598,637
Environmental (i)	479	389	-	-	-	-	868
Regulatory (j)	58,443	5,498	(6,985)	-	-	(1,186)	55,770
	1,546,632	443,836	(395,337)	43,276	20,213	(163,684)	1,494,936

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.1.2     Description of nature and/or details of the principal actions

a)     Contribution for Social Security Funding (COFINS)

Plaintiff: Federal Tax Authority

Cofins payables and respective interest and fines from August 1995 to December 1996 due to the termination of a judicial decision that had recognized the Company’s exemption from Cofins.

Current status: awaiting judgment.

In the second quarter of 2016, Copel recorded a provision reversal of R$193,386, given that a final and unappealable decision was issued in favor of the Company on case 10980-720.458/2011-15, related to the period between October 1998 and June 2001, thus canceling the tax claim.

b)    Other tax provisions

Actions relating to federal, state and municipal taxes, taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The principal action is described below:

Defendant: Federal Tax Authority

By the case 5037809-14.2015.4.04.7000, Copel GeT required payment in installments of the balance owed on the annual adjustment of corporate income tax (IRPJ) and social contribution (CSLL) for the fiscal year 2014. The Federal Tax Authority consolidated the amount and applied the maximum fine. An injunction was filed in order to prevent the Tax Authority taking action that failed to obey the limit established in legislation, in Management’s opinion.

Current status:

A judgment rendered by the Federal Judge of the 4th Region dismissed the action and the Company filed an appeal against the decision. On December 31, 2016, the amount of R$32,318 was transferred to Other Tax Liabilities.

c)     Labor

Labor claims comprise claims filed by former employees in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third parties (secondary responsibility) involving indemnity and other matters.

d)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

e)     Civil and administrative claims

Lawsuits that discuss billings, irregular procedure, administrative contracts and contract fines, damages to compensate for electric grid and car accidents. The main lawsuits are as follows:

Plaintiff: Tradener Ltda.                                                                             Estimated amount: R$105,010

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

Current status: - case record 0005550-26.2012.8.16.0004 - The Company was ordered to pay the commission fees due to Tradener in a final and unappelable decision rendered on June 28, 2016. In compliance with judgment, on November 7, 2016, the Company settled the obligation, in the amount of R$57,116, resulting in the extinction of the proceeding.

- case record 0005990.22.2012.8.16.0004 - in the judgment rendered on January 27, 2014 the Company was ordered to pay the amount of R$105,010, which is the value updated by the (INPC/IBGE) from the maturity of the commissions payable to Tradener under the purchase agreement entered into with Celesc, plus default interest of 1% per month, as of the date of notification (October 31, 2012), as well as attorneys’ fees. The Company filed an appeal against this decision, however, on 11.08.2016, by majority votes, the Court dismissed the appeal. From this decision, Copel filed an appeal which is pending judgment.

f)      Easements

Lawsuits are filed when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

They may also involve third-party interventions for adverse possession, whether from owners or occupants of contiguous properties or even in cases of properties where right of way easements are required to preserve limits and boundaries of these areas.

g)    Expropriations and property

Lawsuits are filed challenging expropriation when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number etc).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Possessory cases actions include those for repossession of property owned by the concessionaire. Litigation arises when there is a need to repossess properties invaded or occupied by third parties in areas owned by the Company. Cases may also arise from intervention in third-party adverse possession, or owners or occupants of contiguous properties or even in cases of properties to preserve limits and boundaries of expropriated areas. The principal action is described below:

Plaintiff: Ivaí Engenharia de Obras S.A.

Declaratory action brought by the plaintiff in order to recognize the right to economic and financial rebalancing of the contract signed with Copel GeT, followed by an action for relief from judgment filed by Copel to vacate the final and unappealable decision in the declaratory judgment action, followed by a collection suit filed by the plaintiff to collect the amounts arising from the economic and financial rebalance of the agreement and followed by compliance with the provisional decision proposed by the plaintiff.

Current status: A final and unappealable decision has been issued on the declaratory action and on the action for relief from judgment, sentencing Copel to pay attorneys’ fees and court costs. The amounts deriving from the right to the economic and financial rebalancing of the contract involved in the unappealable decision issued on the declaratory action are the object of a collection lawsuit under appeal in the Superior Court of Justice (STJ), which are also object of compliance of provisional sentence started by the opposing party, pending at the trial court. On October 21, 2016, Copel signed an agreement, previously approved by the Board of Directors, whereby it undertook to pay to Ivaí Engenharia R$152,250, in 15 monthly and consecutive installments of R$10,150 - the first installment maturing by the fifth business day after signature of the transaction agreement and the 14 remaining installments on the 15th of each immediately subsequent months, considering that the base amount of the second installment, as well as the subsequent ones, will be adjusted for inflation, as of the signature of the agreement, at 50% of the last IPCA index disclosed until the maturity date of each installment. The agreement comprises the discussions between the parties on the economic and financial balance of the agreement and suspends the ongoing collection suits, under appeal in the STJ, and compliance with provisional sentence, until the payment of all the installments of the agreement, when the abovementioned lawsuits will be dismissed. On September 30, 2016, R$152,250 was transferred to Other accounts payable (Note 29).

h)    Consumers

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

i)      Environmental

Class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT.

They also contemplate the “Termos de Ajuste de Conduta –TAC”, which refers to the commitments agreed upon and approved between the Company and the competent bodies for noncompliance with any condition contained in the Installation and Operation Licenses. As they are considered liabilities, these amounts are recorded as "obligations" in current and non-current liabilities and the counterparts in property, plant and equipment (construction cost).

j)      Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main lawsuit are as follows:

Plaintiffs: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Estimated amount: R$49,655

Copel, Copel Geração e Transmissão and Copel Distribuição are challenging lawsuits filed against ANEEL's decision No. 288/2002 involving the companies that have been mentioned.

Current status: awaiting judgment.

30.2    Contingent liabilities

30.2.1     Classification of actions rated as possible losses

Contingent liabilities are present obligations arising from past events for which no provisions are recognized because it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The following information concerns the nature of the Company’s contingent liabilities and potential losses arising thereof.

	12.31.2016	12.31.2015
Tax (a)	752,625	1,476,765
Labor (b)	423,495	605,095
Employee benefits (c)	23,631	73,310
Civil (d)	594,220	1,170,019
Regulatory (e)	765,906	646,455
	2,559,877	3,971,644

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.2.2     Description of nature and/or details of the principal actions

a)     Tax

Actions relating to federal, state and municipal taxes, taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The principal actions are described below:

Plaintiff: Federal Tax Authority

In the second quarter, Copel reduced the estimated of this item by R$635,797, given the final and unappealable decision issued in favor of the Company on case 10980-720.458/2011-15 (relating to the Cofins from October 1998 to June 2001), canceling this tax claim.

In the fourth quarter, a final and unapeallable decision favorable to the Compnay was rendered on case 11453.720.001/2011-23 (referring to most of the interest charged for Cofins from August 1995 to December 1996), allowing the cancelation of this tax requirement, estimated at that time at approximately R$153,000.

Current status: case closed.

Plaintiff: Social Security National Institute (INSS)                                        Estimated amount: R$307,450

Tax claims against Copel related to social security contribution on assignment of manpower (NFLD 35.273.870-7); it is worth emphasizing that the case has already been judged favorably to the Company at two court levels.

Current status: awaiting judgment.

Plaintiff: Social Security National Institute (INSS)                                          Estimated amount: R$27,044

Tax collections against Copel consisting of social security contribution imposed on the assignment of labor (NFLD - 35.273.876-6). The case has been at Carf (Brazilian Administrative Tax Court) for judgment since 2010. The assessment of risk as possible is due to the existence of several legal arguments to defend the Company, particularly (a) the fact that no services were provided and no labor was assigned and (b) the fact that service providers classified into the Simples (lower taxation) category are not required to withhold that contribution.

Current status: awaiting judgment.

Plaintiff: State Tax Authority (SEFA)                                                    Estimated amount: R$62,139

Copel DIS received tax deficiency notice 6587156-4 from the State of Paraná for allegedly failing to pay ICMS (VAT) tax on the ‘metered demand’ line in the electricity bills issued to a major consumer between May 2011 and December 2013.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel DIS claims lack of standing in regard to this tax deficiency notice, given that it derives from Declaratory Action No. 33,036, currently pending judgement by the 3rd Public Treasury Court of Curitiba, filed by a major consumer in the State of Paraná, which was held valid and considered that ICMS tax should be levied on metered demand only. Note that this sentence was subsequently overturned by the Paraná State Court of Justice (TJ/PR), through Civil Appeal 822.670-2, given the major consumer’s lack of standing to question the levy of ICMS on contracted demand.

The Company believes that, since it was not involved in the lawsuit, it is not subject to the effects from the respective court ruling, which would imply its lack of standing in tax deficiency notice 6.587.156-4.

b)    Labor

Labor claims comprise claims filed by Copel employees and former employees in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

c)     Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

d)    Civil

Actions involving billing, irregular procedure, administrative contracts and contractual penalties, compensation for accidents involving electric power grid or vehicles. The principal actions are described below:

Plaintiff: Mineradora Tibagiana Ltda.                                                           Estimated amount: R$143,354

Action claiming compensation for alleged losses when this mining company was involved in the construction of the Mauá plant by the Energético Cruzeiro do Sul consortium in which Copel GeT has a 51% stake. The action challenges the validity of the mining permit granted Tibagiana for the Mauá job site and the indemnifying effects arising thereof.

Current status: Action suspended in lower court until the conclusion of action No 5013943-50.2010.04.7000 pending before the 6th Federal Court of Curitiba.

Plaintiff: Ivaí Engenharia de Obras S.A.

Action for collection brought by the plaintiff in order to collect amounts arising from economic and financial rebalancing of the contract signed with Copel GeT, recognized in the declaratory action.

Current status:the judgment of the 2nd motion for clarification filed by Copel GeT before the Superior Court of Justice (STJ) was published on December 18, 2015, challenging the difference in amounts due arising from cumulative updating of the amount of plaintiff’s credit at the SELIC interest rate as against other interest rates in the period preceding the court’s expert report (October 2005). The judgment prescribes the case’s return to the State of Paraná Court of Justice (TJ-PR) for the latter to render a new judgment on the motion for clarification brought by Copel GeT, thus righting the omission of the previous trial. Ivaí has filed a motion for clarification on February 5, 2016, which is now pending judgment by the Superior Court of Justice (STJ). Therefore the amount to be assessed as probable loss is the amount of the plaintiff’s receivable adjusted on a monthly basis using the TJ-PR’s official price index, which is the average of the IGP-DI/INPC indices, as sought by Copel GeT in court, plus late payment penalties at 1% per month, plus burden of defeat. However, it is still considered as a possible loss, with reversal of the TJ-PR’s previous judgment, that is, the amount of debt will be adjusted according to the SELIC interest rate cumulative with other interest rates in the period preceding the court’s expert report. At the same time, a provisional execution of the total credit amount sought by Ivaí is currently taking place. As described in Note 30.1.2, the parties entered into an agreement, that comprises the discussions between the parties on the economic and financial balance of the agreement and suspends the ongoing collection suits, under appeal in the STJ, and compliance with provisional sentence, until the payment of all the installments of the agreement, when the abovementioned lawsuits will be dismissed.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Plaintiffs: franchises of the Agency / Copel store                                 Estimated amount: R$48,924

Filing of two individual claims against Copel Distribuição of the franchise contracts for Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a sub concession, with transfer of the services provided and full pass-through of the fees, amongst other amounts, currently have appeals awaiting trial.

Current status: awaiting judgment.

e)     Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main lawsuits are as follows:

Plaintiff: ANEEL                                                                                 Estimated amount: R$17,007

Copel DIS filed an appeal against a decision by ANEEL's Director-General under Resolution No. 3,959 from 12.08.2015 imposing an inefficiency penalty on Copel Distribuição due to over-contracting for use of the distribution system (MUSD) with the National Power Network Operator (ONS).

Current status: awaiting judgment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Plaintiff: Energia Sustentável do Brasil S.A. - ESBR                             Estimated amount: R$721,060

The primary matter at issue is the exclusion of distribution utilities from liability for damages resulting from schedule overruns in the construction of the Jirau hydropower station. ESBR brought Ordinary Action No. 10426-71.2013.4.01.4100 against Aneel in the federal courts of Rondônia, the decision on which: (i) excludes liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution No. 1,732/2013, which recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, n progress at the TRF of the 1st Region.

The practical outcome of the decision is that, by exempting ESBR, it exposed the distribution utilities with which it had concluded regulated power trading contracts (CCEARs) – including Copel Distribuição – to the spot market and spot prices during the period. The reason is that electricity trading rules require that all electricity consumed be covered by a contract.

One of the measures adopted was the filing for writ of mandamus 1001675-88.2015.4.01.0000 submitted to the Regional Federal Court of the 1st Region by the Brazilian Association of Electricity Distributors (Abradee), of which Copel DIS is a member, seeking to annul the case brought by ESBR against ANEEL since service of process. Although a favorable preliminary injunction was obtained, there was an unfavorable judgment of the writ of mandamus, stating that it was not applicable in this case. After the publication of the judgement, Abradee filed an ordinary appeal, currently being judged by the Regional Federal Court of the 1st Region.

However, ANEEL´s motion to stay execution 0050083-30.2015.4.01.0000/RO was partly accepted on November 30, 2015 by the presiding judge of the Regional Federal Court of the 1st Region, which upheld the CCEE Board of Directors’ resolution voted at meeting 813 on July 21, 2015, based on the court’s decision in the case of Action for a Provisional Remedy 9500-90.2013.4.01.4100, determining the “obligation to deliver 70% of the physical guarantee provided by the effective start-up of commercial operations by Jirau HPP generators until this amount is equivalent to the original delivery obligation.” An appeal brought by ESBR was rejected. This decision is also subject to appeal.

The risk of loss in this case is rated ‘possible’ (intermediate), considering the amount of R$721,060, on December 31, 2016. If the actions are judged unfavorably, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.

Current status: awaiting judgment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31      Equity

31.1    Attributable to parent company’s shareholders

31.1.1     Capital

Capital consists of common and preferred shares. Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares do not have voting rights and have two classes “A” and “B”.

According to Article 17 and following paragraphs of Federal Law No. 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid on common shares.

Class “A” preferred shares have priority in the reimbursement of capital and in the distribution of minimum dividends of 10% p.y. (non-cumulative), calculated based on the capital represented by this class of shares.

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Dividends for Class “B” have priority only over the common shares and are only paid out of the remaining profits, following payment of priority dividends of class “A” shares.

On December 15, 2016, the Extraordinary General Meeting approved a capital increase in the amount of R$1,000,000, using the profit retention reserve.

The paid-in share capital is R$7,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

								Number of shares in units
Shareholders	Common		Class "A” Preferred		Class “B” preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.26	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
BM&FBOVESPA	18,631,543	12.85	76,763	23.36	66,917,562	52.16	85,625,868	31.30
NYSE	1,204,601	0.83	-	-	33,958,398	26.47	35,162,999	12.85
Latibex	-	-	-	-	88,949	0.07	88,949	0.03
Municipalities	178,393	0.12	9,326	2.84	3,471	-	191,190	0.07
Other shareholders	158,396	0.10	242,538	73.80	45,282	0.04	446,216	0.16
	145,031,080	100.00	328,627	100.00	128,295,668	100.00	273,655,375	100.00

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.1.2     Equity value adjustments

Fair values of fixed assets – deemed costs – were recognized on the first-time adoption of IFRS. The account “Equity value adjustments” was the balancing item of this adjustment, net of deferred income tax and social contribution, including under the equity method. The realization of such adjustments is recorded in the retained earnings account, to the extent of the depreciation or possible write-off of the valued items.

Adjustments arising from the changes in fair value involving financial assets available for sale, as well as actuarial gains and losses, are also recorded in this account.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Changes in equity value adjustments

	Equity Valuation Adjustments	Accumulated Other Comprehensive Income	Total
As of 01.01.2014	1,238,955	(255,796)	983,159
Adjustments to financial assets available for sale
Financial investments (a)	-	1,070	1,070
Taxes on adjustments	-	(363)	(363)
Equity interest investments	-	(190)	(190)
Taxes on adjustments	-	65	65
Adjustments related to actuarial liabilities:
Post employment benefits	-	140,383	140,383
Taxes on adjustments	-	(48,584)	(48,584)
Post employment benefits - equity (a)	-	(582)	(582)
Other adjustments:
Other adjustments - subsidiaries (a)	-	(2,777)	(2,777)
Taxes on other adjustments	-	945	945
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(149,295)	-	(149,295)
Taxes on the adjustments	50,760	-	50,760
Deemed cost of fixed assets - equity (a)	(2,466)	-	(2,466)
Deemed cost of fixed assets - investment realization	(850)	-	(850)
Actuarial liabilities - investment realization	4,381	-	4,381
Attributed to non-controlling interest	-	1,308	1,308
As of 12.31.2014	1,141,485	(164,521)	976,964
Adjustments to financial assets available for sale
Financial investments (a)	-	633	633
Taxes on adjustments	-	(216)	(216)
Equity interest investments	-	(5)	(5)
Taxes on adjustments	-	(1)	(1)
Adjustments related to actuarial liabilities:
Post employment benefits	-	410,330	410,330
Taxes on adjustments	-	(139,059)	(139,059)
Post employment benefits - equity (a)	-	19,660	19,660
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(137,031)	-	(137,031)
Taxes on the adjustments	46,590	-	46,590
Attributed to non-controlling interest	-	(495)	(495)
As of 12.31.2015	1,051,044	126,328	1,177,372
Adjustments to financial assets available for sale
Financial investments (a)	-	(2)	(2)
Equity interest investments	-	3,614	3,614
Taxes on adjustments	-	(1,229)	(1,229)
Adjustments related to actuarial liabilities
Post employment benefits	-	(88,906)	(88,906)
Taxes on adjustments	-	30,174	30,174
Post employment benefits - equity (a)	-	(852)	(852)
Realization of equity evaluation adjustment		-
Deemed cost of fixed assets	(154,102)	-	(154,102)
Taxes on the adjustments	52,395		52,395
Actuarial liabilities - investment realization	(19,933)	-	(19,933)
Attributed to non-controlling interest	-	(65)	(65)
As of 12.31.2016	929,404	69,062	998,466
(a) Equity in the parent company, net of taxes

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.1.3     Legal reserve and profit retention reserve

5% of the net income for the year is allocated to the legal reserve, before any other allocation, limited to 20% of capital.

The profit retention reserve is designed to cover the Company's investment program, according to Article 196 of Law No. 6,404/1976. It is funded by retaining any remaining net profit after legal reserve, interest on capital and dividends.

31.1.4     Proposed dividend distribution

	12.31.2016	12.31.2015
Calculation of minimum mandatory dividend (25%) - (1)
Net income (loss) for the year	958,650	1,192,738
Legal Reserve (5%)	(47,933)	(59,637)
Realization of equity evaluation adjustment	101,707	90,441
Calculation basis for minimum mandatory dividends	1,012,424	1,223,542
	253,106	305,885
Total proposed distribution - (2) (3 + 5)	282,947	326,795

Interest on own capital, net - (3)	282,947	198,000
Tax on interest on own capital	(29,841)	(20,910)
Interest on own capital, net - (4)	253,106	177,090

Dividends proposed - (5)	-	128,795

Total proposed distribution, net - (6) (4 + 5)	253,106	305,885

Gross value of dividends per share:
Ordinary shares	0.98539	1.13716
Class “A” preferred shares	2.89050	2.52507
Class “B” preferred shares	1.08410	1.25473

Gross amount of dividends per class of shares:
Ordinary shares	142,912	164,924
Class “A” preferred shares	949	960
Class “B” preferred shares	139,086	160,911

In accordance with legal and statutory requirements in effect, the basis for calculating the minimum mandatory dividends is obtained from the net income for the year, less the portion that will fund the legal reserve. However, Management decided to include in this basis the amount related to the realization of the equity value adjustments, specifically to compensate the effects coming from the increase of the depreciation expense arriving from the adoption of the new accounting standards. This procedure reflects the policy to distribute dividends to Company’s shareholders, which will be effective during the realization of the entire asset/liability valuation adjustments account.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The distribution of the minimum mandatory dividend is recognized as a liability in the Company’s and its subsidiaries financial statements at year-end.

The tax benefit of interest on capital is recorded in the statement of income in the moment of its recognition in accounts payable.

31.1.5     Earnings per share - basic and diluted

	12.31.2016	12.31.2015	12.31.2014
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to shareholders controlling shareholders:
Ordinary shares	485,255	603,746	610,434
Class “A” preferred shares	1,282	1,741	1,766
Class “B” preferred shares	472,113	587,251	593,750
	958,650	1,192,738	1,205,950
Basic and diluted denominator
Weighted average of shares (in thousands):
Ordinary shares	145,031,080	145,031,080	145,031,080
Class “A” preferred shares	348,531	380,291	381,465
Class “B” preferred shares	128,275,764	128,244,004	128,242,830
	273,655,375	273,655,375	273,655,375
Basic and diluted earnings per share attributable to shareholders of parent company:
Ordinary shares	3.34587	4.16287	4.20899
Class “A” preferred shares	3.68045	4.57807	4.62953
Class “B” preferred shares	3.68045	4.56917	4.62989

The earnings or loss per share are calculated based on the weighted average number of shares outstanding during the reporting period. For all periods presented, the Company has no potential instrument that could have a dilutive effect, therefore, basic earnings per share is equivalent to diluted earnings per share.

Since the preferred and common shareholders have rights to dividends, voting and different settlements, basic and diluted earnings per share were calculated using the “two-class” method. The two-class method is a formula for allocation of earnings which determines earnings per preferred share and per common share according to the declared dividends, pursuant to the Company’s by-laws and to the rights to participation in non-distributed earnings calculated in accordance with the right to dividends of each share type.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32      Net Operating Revenue

	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (32.5)	(ISSQN)	12.31.2016
Electricity sales to final customers (32.1)	9,606,133	(884,681)	(2,426,940)	(1,063,007)	-	5,231,505
Electricity sales to distribuitors (32.2)	2,963,349	(239,531)	-	(47,746)	-	2,676,072
Use of the main distribution and transmission grid (32.3)	6,974,829	(575,166)	(1,511,601)	(911,479)	-	3,976,583
Construction income	1,279,642	-	-	-	-	1,279,642
Fair value of assets from the indemnity for the concession	132,741	-	-	-	-	132,741
Telecommunications	357,361	(13,872)	(79,582)	-	(2,326)	261,581
Distribution of piped gas	647,579	(62,037)	(113,657)	-	-	471,885
Sectorial financial assets and iabilities result	(1,079,662)	-	-	-	-	(1,079,662)
Other operating revenue (32.4)	179,820	(26,072)	-	-	(2,342)	151,406
21,061,792		(1,801,359)	(4,131,780)	(2,022,232)	(4,668)	13,101,753

						Net revenues
	Gross	PIS/Pasep		Regulatory	Service tax	12.31.2015
	revenues	and Cofins	ICMS (VAT)	charges (32.5)	(ISSQN)	Restated
Electricity sales to final customers (32.1)	11,289,201	(1,045,529)	(2,784,289)	(1,712,463)	-	5,746,920
Electricity sales to distribuitors (32.2)	4,130,184	(350,796)	-	(71,947)	-	3,707,441
Use of the main distribution and transmission grid (32.3)	5,879,729	(547,565)	(1,420,129)	(1,523,530)	-	2,388,505
Construction income	1,196,324	-	-	-	-	1,196,324
Fair value of assets from the indemnity for the concession	217,713	-	-	-	-	217,713
Telecommunications	277,876	(10,760)	(55,038)	-	(2,151)	209,927
Distribution of piped gas	704,625	(66,877)	(111,349)	-	-	526,399
Sectorial financial assets and liabilities result	858,170	-	-	-	-	858,170
Other operating revenue (32.4)	119,402	(22,545)	-	-	(2,412)	94,445
24,673,224		(2,044,072)	(4,370,805)	(3,307,940)	(4,563)	14,945,844

						Net revenues
	Gross	PIS/Pasep		Regulatory	Service tax	12.31.2014
	revenues	and Cofins	ICMS (VAT)	charges (32.5)	(ISSQN)	Restated
Electricity sales to final customers (32.1)	6,581,808	(573,026)	(1,584,499)	(53,130)	-	4,371,153
Electricity sales to distribuitors (32.2)	4,882,071	(430,976)	-	(80,303)	-	4,370,792
Use of the main distribution and transmission grid (32.3)	3,708,296	(347,962)	(958,690)	(164,174)	-	2,237,470
Construction income	1,279,010	-	-	-	-	1,279,010
Fair value of assets from the indemnity for the concession	76,989	-	-	-	-	76,989
Telecommunications	216,223	(11,310)	(38,615)	-	(837)	165,461
Distribution of piped gas	495,132	(45,504)	(58,343)	-	-	391,285
Sectorial financial assets and liabilities result	1,033,866	-	-	-	-	1,033,866
Other operating revenue (32.4)	131,434	(59,529)	-	-	(2,425)	69,480
	18,404,829	(1,468,307)	(2,640,147)	(297,607)	(3,262)	13,995,506

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.1    Electric sales to final customers by category

	Gross revenue			Net revenue
	12.31.2016	12.31.2015	12.31.2014	12.31.2016	12.31.2015	12.31.2014
Residential	2,841,218	3,554,995	2,110,043	1,371,184	1,804,690	1,429,593
Industrial	3,029,411	3,829,081	2,369,527	1,795,957	2,049,456	1,563,121
Trade, services and other activities	2,130,228	2,511,750	1,365,319	1,065,202	1,155,967	838,312
Rural	815,079	546,685	305,214	584,452	339,338	260,801
Public entities	236,550	273,120	152,321	138,535	149,663	108,348
Public lighting	229,182	271,036	127,838	114,540	122,904	78,626
Public service	324,465	302,534	151,546	161,635	124,902	92,352
	9,606,133	11,289,201	6,581,808	5,231,505	5,746,920	4,371,153

32.2    Electricity sales to distributors

	Gross revenue
	12.31.2016	12.31.2015	12.31.2014
Bilateral contracts	1,366,551	1,160,503	1,172,588
Electric Energy Trade Chamber - CCEE	753,393	2,159,431	2,987,114
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	673,154	793,036	722,120
Interest (Note 10.2)	96,783	-	-
Quota system	73,468	17,214	249
	2,963,349	4,130,184	4,882,071

32.3    Use of the main distribution and transmission grid by customer class

	Gross revenue			Net revenue
	12.31.2016	12.31.2015	12.31.2014	12.31.2016	12.31.2015	12.31.2014
Residential	2,060,305	1,961,163	1,363,517	977,359	706,983	793,022
Industrial	1,246,575	1,280,283	701,408	564,335	459,231	398,566
Trade, services and other activities	1,409,771	1,399,336	869,622	667,715	507,703	506,163
Rural	339,438	300,297	190,620	241,039	185,378	109,278
Public entities	168,823	161,275	108,809	94,430	71,141	72,590
Public lighting	167,255	153,826	97,828	78,274	53,844	56,376
Public service	125,928	111,539	64,337	59,209	39,896	37,212
Free consumers	398,024	282,241	147,135	300,531	179,711	126,534
Basic network, BN connections, and connection grid	1,494	1,352	1,044	1,128	860	899
Operating and maintenance income (loss) - O&M	151,984	91,772	106,833	138,502	67,663	86,590
Interest income (a)	905,232	136,645	57,143	854,061	116,095	50,240
	6,974,829	5,879,729	3,708,296	3,976,583	2,388,505	2,237,470
(a) Of the R$905,232 interest income gross revenue, R$809,639 refers to gain on remeasurement of the cash flow from the RBSE assets (Note 10.4).

32.4    Other operating revenues

	Gross revenue
	12.31.2016	12.31.2015	12.31.2014
Leasing and rent (32.4.1)	103,793	88,008	96,809
Income from rendering of services	32,575	17,203	23,987
Charged service	10,148	8,773	8,207
Other income	33,304	5,418	2,431
	179,820	119,402	131,434

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.4.1     Revenues from leases and rentals

	12.31.2016	12.31.2015	12.31.2014
Equipment and framework	103,490	87,190	88,988
Real estate	248	271	206
Facilities sharing	55	547	1,210
Thermal Power Plant of Araucária	-	-	6,405
	103,793	88,008	96,809

32.5    Regulatory charges

	12.31.2016	12.31.2015	12.31.2014
Energy Development Account - "CDE Uso" (32.5.1)	876,361	1,494,630	133,021
Energy Development Account - "CDE Energia"	790,117	497,667	-
Other charges - rate flags	203,671	1,120,218	-
Research and development and energy efficiency - R&D and PEE	100,039	126,656	114,257
Global Reversion Reserve - RGR quota	42,887	62,554	50,329
Inspection fee	9,157	6,215	-
	2,022,232	3,307,940	297,607

32.5.1     Energy Development Account - CDE

The primary objectives of the Energy Development Account (CDE) created by Law No. 10,438/2002 are: (i) universalization; (ii) subsidy to the low income residential subclass; (iii) Fuel Consumption Account - CCC; (iv) amortization of financial operations related to the reversal of assets at the end of the concessions; (v) competitiveness of energy produced from wind power, small hydroelectric plants, biomass, natural gas and coal. CDE’s quotas were originally defined based on the CCC figures for the 2001 Interconnected Systems, the values of which were adjusted annually starting in 2002 in proportion to the market growth of each agent, and in 2004 also by the IPCA. As of Law 12,783/2013, the system is changed and quotas are defined based on the resources needed to achieve its purposes and other revenues related to the CDE. The CDE charge incorporates:

a) annual quota of “CDE-Uso”: this quota is allocated to the financing of the objectives of the CDE, set forth in its annual budget, defined by the Federal Government, as provided in §§ 2 and 3 of art. 13 of Law 10,438/2002, with wording given by Law No. 12,783/2013.

ANEEL Resolution No. 2,018/2016 defined the CDE-Uso quota, in the monthly amount of R$83,727 as of January 2016. However, as of June of the same year, the monthly amount of the quota was changed to R$71,600, established by ANEEL Resolution No. 2,077/2016;

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

b) annual quota of “CDE-Energia (ACR Account)”: This quota is intended for the discharge of credit operations contracted by CCEE in the management of the Regulated Contracting Environment - ACR Account, in compliance with Decree No. 8,222/2014, and pursuant to Normative Resolution No. 612/2014.

The purpose of the ACR Account is to cover costs relating to involuntary spot market exposure and the costs of thermal power dispatching in 2014.

Resolution No. 1,863/2015 defined the value of the CDE quota (ACR Account) at R$46,638, as of June 2015. Beginning June 2016, by means of Resolution No. 2004/2015, the amount of the quota was updated to R$49,362. As of 12.31.2016, there are 36 installments to be paid. These installments are updated annually, based on the tariff process of each distributor, in accordance with the conditions contracted by CCEE for each of the loans made to the participating financial institutions; and

c) annual quota of “CDE-Energia”: This quota is destined to the return of the resources received by the distribution concessionaires, from January 2013 to January 2014, to cover costs relating to involuntary spot market exposure and the hydrological risk of the plants contracted on a regime of quotas, and the costs of thermal power dispatching for reasons of energy security, in compliance with Decrees 7,895/2013 and Decree 8,203/2014.

ANEEL Resolution No. 1,857/2015 defined the CDE-Energia quota, in the monthly amount of R$17,120. As of June 2016, the monthly amount of the quota was changed to R$18,947, established by ANEEL Resolution No. 2,077/2016.

Preliminary injunction Abrace and Anace

As a result of preliminary injunctions in favor of the Brazilian Association of Large Industrial Consumers and Free Consumers - Abrace, and of the National Association of Energy Consumers - Anace and other associates, which challenge at court the tariff components of CDE-Uso and CDE-Energia, ANEEL, through Resolutions 1,967/2015, 1,986/2015 and 2,083/2016, ratified the tariff calculation deducting these charges from associates of those entities, as long as the preliminary injunctions granted in Judicial Proceedings No. 24648-39.2015.4.01.3400 and No. 0069262-32.2015.4.01.3400 / 16th Federal Court are in effect.

On the other hand, by the preliminary injunction in favor of Abradee, the associated distributors are guaranteed the right of non-transfer, deducting from the portion of CDE-Uso and CDE-Energia the amounts not collected due to the effects of the preliminary injunction. This deduction, which covers all preliminary injunctions, was approved by Aneel by Order No. 1,576, dated 06.14.2016.

Recently, in compliance with the preliminary injunction granted in the Judicial Proceedings No. 0028882-30.2016.4.01.3400 of the 2nd Federal Court, ANEEL, through Order No. 2,634, dated 09.30.2016, ratified, regarding the 2016 tariff process, new Tariffs for Use of Distribution Systems - Tusd for Abrace members, effective as of 06.29.2016, for as long as the effects of the preliminary injunction relief remain.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Based on the December 2016 figures, there are currently 96 consumer units benefiting from the preliminary injunction. Accordingly, the Company has been carrying out, during the year, the deduction of the payment of the CDE quota from the unbilled amounts resulting from these injunctions, thus not impacting the distributor’s result.

The differences between the rate coverage for this charge and the amount actually paid, from the beginning of the preliminary injunction to December 2016, represent the amount of R$79,364 for CDE Uso and R$6,414 for CDE Energy.

32.6    Copel DIS periodic tariff review

Aneel’s Resolution No. 2,096 of June 21, 2016 approved the result of Copel DIS fourth Periodic Tariff Review and authorized a -12.87% average adjustment to be perceived by consumers, consisting of: -1.73% related to the inclusion of financial components; 4.48% from updating Portion B; -2.57% from adjusting Portion A; and -13.05% reflecting the withdrawal of the financial components from the previous tariff process.

This adjustment was fully applied to Copel DIS tariffs as of June 24, 2016.

In the Periodic Tariff Review process, which up to the 4th Cycle was carried out for four years, ANEEL redefined the costs that make up the so-called Portion B, that is, the operating and capital costs, which are depreciation and return on investments. In order to do so, the changes in the cost and market structure of the concessionaire, the tariff levels observed in similar companies, the incentives for efficiency and the modality of tariffs are taken into account.

The Tariff Review process also involves updating the costs that make up Portion A, that is, the costs related to the acquisition of energy, the use of transmission systems and the sector charges.

Regulatory Remuneration Base (BRR)

The BRR corresponds to the amount of investments made by the distributors in the provision of services that will be covered by the tariffs charged by consumers. These assets related to the electric energy public service distribution concession agreement are only eligible to compose the Regulatory Remuneration Base when effectively used in the granted activity.

According to ANEEL’s Proret, for the evaluation of the electric power distribution companies’ assets, the remuneration base in the current RTP Cycle is calculated considering the remuneration base approved in the previous Cycle (“armored” base), approved by the appraisal report (associated to the existing assets, in operation, except for the changes occurred in the period), plus the values of the inclusions occurred between the previous and current RTP base dates (incremental basis).

In the 4th Tariff Review Cycle, Copel DIS achieved net BRR of R$4,920,381 and remuneration of capital of R$595,326.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33      Operating Costs and Expenses

			General and	Other
	Operational	Selling	administrative	expenses,
	costs	expenses	expenses	net	12.31.2016
Electricity purchased for resale (33.1)	(4,685,604)	-	-	-	(4,685,604)
Charge of the main distribution and transmission grid	(866,243)	-	-	-	(866,243)
Personnel and management (33.2)	(976,027)	(17,314)	(311,077)	-	(1,304,418)
Pension and healthcare plans (Note 25.3)	(192,880)	(2,616)	(64,271)	-	(259,767)
Materials and supplies	(71,747)	(851)	(8,865)	-	(81,463)
Materials and supplies for power electricity	(33,352)	-	-	-	(33,352)
Natural gas and supplies for gas business	(325,413)	-	-	-	(325,413)
Third-party services (33.3)	(369,442)	(53,659)	(127,392)	-	(550,493)
Depreciation and amortization	(664,470)	(31)	(30,290)	(13,505)	(708,296)
Estimated losses, provisions and reversals (33.4)	(567,112)	(184,610)	-	(16,974)	(768,696)
Construction cost (33.5)	(1,280,745)	-	-	-	(1,280,745)
Other operating costs and expenses, net (33.6)	(201,080)	8,633	(199,250)	(23,159)	(414,856)
	(10,234,115)	(250,448)	(741,145)	(53,638)	(11,279,346)

			General and	Other
	Operational	Selling	administrative	expenses,
	costs	expenses	expenses	net	12.31.2015
Electricity purchased for resale (33.1)	(6,032,916)	-	-	-	(6,032,916)
Charge of the main distribution and transmission grid	(919,788)	-	-	-	(919,788)
Personnel and management (33.2)	(863,406)	(15,617)	(289,827)	-	(1,168,850)
Pension and healthcare plans (Note 25.3)	(196,238)	(2,388)	(55,701)	-	(254,327)
Materials and supplies	(66,968)	(748)	(8,986)	-	(76,702)
Materials and supplies for power electricity	(199,323)	-	-	-	(199,323)
Natural gas and supplies for gas business	(1,176,090)	-	-	-	(1,176,090)
Third-party services (33.3)	(365,745)	(41,876)	(111,882)	-	(519,503)
Depreciation and amortization	(600,240)	(35)	(68,558)	(7,639)	(676,472)
Estimated losses, provisions and reversals (33.4)	66,029	(226,837)	-	(50,021)	(210,829)
Construction cost (33.5)	(1,251,004)	-	-	-	(1,251,004)
Other operating costs and expenses, net (33.6)	(193,627)	4,104	(135,652)	(100,959)	(426,134)
	(11,799,316)	(283,397)	(670,606)	(158,619)	(12,911,938)

			General and	Other
	Operational	Selling	administrative	expenses,
	costs	expenses	expenses	net	12.31.2014
Electricity purchased for resale (33.1)	(5,080,594)	-	-	-	(5,080,594)
Charge of the main distribution and transmission grid	(384,846)	-	-	-	(384,846)
Personnel and management (33.2)	(781,270)	(12,534)	(259,007)	-	(1,052,811)
Pension and healthcare plans (Note 25.3)	(157,968)	(1,468)	(42,106)	-	(201,542)
Materials and supplies	(64,238)	(524)	(9,673)	-	(74,435)
Materials and supplies for power electricity	(150,848)	-	-	-	(150,848)
Natural gas and supplies for gas business	(1,469,842)	-	-	-	(1,469,842)
Third-party services (33.3)	(299,958)	(44,517)	(79,989)	-	(424,464)
Depreciation and amortization	(590,540)	(26)	(38,622)	(755)	(629,943)
Estimated losses, provisions and reversals (33.4)	(807,281)	(66,196)	-	(330,205)	(1,203,682)
Construction cost (33.5)	(1,285,902)	-	-	-	(1,285,902)
Other operating costs and expenses, net (33.6)	(215,475)	4,278	(122,719)	(58,608)	(392,524)
	(11,288,762)	(120,987)	(552,116)	(389,568)	(12,351,433)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.1    Electricity purchased for resale

	12.31.2016	12.31.2015	12.31.2014
Purchase of Energy in the Regulated Environment - CCEAR	3,220,461	3,812,509	3,394,222
Itaipu Binacional	1,089,804	1,567,844	739,002
Electric Energy Trade Chamber - CCEE	535,656	982,388	2,281,328
Program for incentive to alternative energy sources - Proinfa	242,910	177,946	183,617
Bilateral contracts	20,006	30,557	177,149
(-) Transfer CDE and ACR Account - Decrees 8,221/2014 and 7,891/2013	-	-	(1,253,436)
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(423,233)	(538,328)	(441,288)
	4,685,604	6,032,916	5,080,594

33.2    Personnel and management

	12.31.2016	12.31.2015	12.31.2014
Personnel
Wages and salaries	801,789	735,072	642,901
Social charges on payroll	257,519	227,667	204,695
Meal assistance and education allowance	109,999	98,367	85,927
Provisons for profit sharing (a)	64,814	78,462	92,657
Compensation - Voluntary termination Program/retirement	44,276	5,443	6,588
	1,278,397	1,145,011	1,032,768
Management
Wages and salaries	20,639	19,027	15,614
Social charges on payroll	5,136	4,645	3,977
Other expenses	246	167	452
	26,021	23,839	20,043
	1,304,418	1,168,850	1,052,811
(a) According to Federal Law No. 10,101/2000, State Decree No. 1,978/2007 and State Law No. 16,560/2010.

33.3    Third-party services

	12.31.2016	12.31.2015	12.31.2014
Maintenance of electrical system	160,720	160,564	102,116
Maintenance of facilities	90,451	85,192	90,909
Communication, processing and transmission of data	61,317	72,042	50,894
Meter reading and bill delivery	49,462	44,399	37,766
Consulting and audit	41,396	19,120	3,942
Authorized and registered agents	40,035	34,429	35,116
Consumer service	21,000	20,478	17,624
Other services	86,112	83,279	86,097
	550,493	519,503	424,464

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.4    Estimated losses, provisions and reversals

	12.31.2016	12.31.2015	12.31.2014
Estimated losses for doubtful accounts (Client and Other credits)	179,908	226,838	53,193
Impairment of assets	581,577	(66,029)	807,281
Provision (reversal) for litigations	(21,408)	48,499	323,811
Tax credits estimated losses	23,917	1,521	6,394
Consortiums estimated losses	4,702	-	13,003
	768,696	210,829	1,203,682

33.5    Construction cost

	12.31.2016	12.31.2015	12.31.2014
Materials and supplies	588,414	574,132	648,102
Third party services	495,309	504,197	450,627
Personnel	135,272	100,299	127,039
Others	61,750	72,376	60,134
	1,280,745	1,251,004	1,285,902

33.6    Other operating costs and expenses, net

	12.31.2016	12.31.2015	12.31.2014
Financial offset for the use of water resources	183,014	155,147	140,810
Compensation	89,531	50,541	28,549
Losses in the decommissioning and disposal of assets	43,496	53,266	21,765
Advertising and publicity	37,451	25,867	16,745
Leasing and rent (33.6.1)	35,453	33,961	28,533
Taxes	29,443	24,237	84,671
Result of the change in the investment valuation method (Note 18.4)	(52,107)	-	-
Other net costs and expenses	48,575	83,115	71,451
	414,856	426,134	392,524

33.6.1     Leasing and rents

	12.31.2016	12.31.2015	12.31.2014
Real estate	29,911	27,830	23,919
Others	6,919	7,434	5,977
(-) PIS and Cofins credits	(1,377)	(1,303)	(1,363)
	35,453	33,961	28,533

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34      Financial Results

.		Restated	Restated
	12.31.2016	12.31.2015	12.31.2014
Financial income
Arrears charges on energy bills	221,673	168,796	138,578
Interest and monetary variation of CRC transfer (Note 8.1)	194,153	217,722	157,422
Return on financial investments held for trading	175,367	139,056	184,468
Escrow deposits monetary variation	99,823	-	-
Monetary variation over the Itaipu power purchase	39,283	25,198	7,455
Remuneration of net sectorial assets and liabilities (Note 9.2)	27,734	121,401	7,278
Return on financial investments held for sale	13,497	16,160	26,658
Monetary variation and adjust to present value of accounts
payable related to the concession	1,116	2,122	-
Monetary variation and interest of accounts receivable
related to the concession compensation	-	20,363	50,271
Other financial income	123,907	58,809	52,859
	896,553	769,627	624,989
( - ) Financial expenses
Monetary and cambial variation and debt charges	1,072,875	751,524	366,686
Monetary variation and adjust to present value of accounts
payable related to the concession	90,480	101,072	63,000
Monetary variation on CCEE installments	54,753	-	-
Interest on R&D and EEP (Note 27.2)	41,781	34,060	23,399
PIS/Pasep/Cofins taxes on interest on capital	40,607	42,627	28,404
Monetary variation over the Itaipu power purchase	20,597	96,162	24,580
Remuneration of net sectorial assets and liabilities (Note 9.2)	13,947	-	-
Interest and monetary variation of CRC transfer (Note 8.1)	5,235	-	21,790
Other financial expenses	122,022	72,853	43,527
	1,462,297	1,098,298	571,386
Net	(565,744)	(328,671)	53,603

35      Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Company and by key strategic decision makers responsible for allocating funds and assessing performance.

35.1    Products and services from which we generate revenues from the reportable segments

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

In 2016, 2015 and 2014, all sales have been to customers within Brazilian territory, as well as all non-current assets are located in national territory.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company does not identified any customer who individually accounts for more than 10% of total net revenues in the year 2016.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and transactions between segments are recognized as transactions with third parties, i.e. at current market prices.

35.2    The Company’s reportable segments

The reportable segments of the Company, in accordance with IFRS 8, are:

Power generation and transmission (GET) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects (GER) and the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines (TRA). For managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is shown separately;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services.

Telecommunications (TEL) - this segment comprises telecommunications and general communications services.

GAS - this segment comprises the public service of piped natural gas distribution.

Holding Company (HOL) - this segment comprises participation in other companies.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.3    Assets per reportable segment

ASSETS	Electricity		TEL	GAS	HOL	Intersegment operations	TOTAL
12.31.2016	GET	DIS

TOTAL ASSETS	15,590,175	10,074,577	856,510	526,477	3,351,656	(373,483)	30,025,912
CURRENT ASSETS	1,288,148	2,588,602	89,471	135,292	941,761	(640,284)	4,402,990
NON-CURRENT ASSETS	14,302,027	7,485,975	767,039	391,185	2,409,895	266,801	25,622,922
Long Term Assets	3,680,669	1,971,232	79,853	152,676	2,145,759	(136,332)	7,893,857
Investments	2,116,139	1,362	-	-	217,449	-	2,334,950
Property, plant and equipment	8,223,951	-	667,443	-	42,909	-	8,934,303
Intangible Assets	281,268	5,513,381	19,743	238,509	3,778	403,133	6,459,812

ASSETS	Electricity		TEL	GAS	HOL	Intersegment operations	TOTAL
12.31.2015	GET	DIS

TOTAL ASSETS	13,730,872	10,715,266	769,317	481,303	3,641,088	(390,189)	28,947,657
CURRENT ASSETS	2,237,784	4,155,554	179,898	103,579	873,169	(616,587)	6,933,397
NON-CURRENT ASSETS	11,493,088	6,559,712	589,419	377,724	2,767,919	226,398	22,014,260
Long Term Assets	1,568,330	1,426,826	59,031	71,016	2,016,463	(189,874)	4,951,792
Investments	1,517,582	1,374	-	-	705,754	-	2,224,710
Property, plant and equipment	8,138,199	-	512,068	-	42,415	-	8,692,682
Intangible Assets	268,977	5,131,512	18,320	306,708	3,287	416,272	6,145,076

35.4    Statement of income per reportable segment

STATEMENT OF INCOME	Electricity
	GET		DIS	TEL	GAS	HOL	Intersegment operations	TOTAL
12.31.2016	GER	TRA

NET OPERATING REVENUES	2,927,680	1,491,547	8,344,765	325,115	542,822	6,238	(536,414)	13,101,753
Net operating revenues - third-parties	2,618,869	1,406,335	8,313,141	258,794	498,376	6,238	-	13,101,753
Net operating revenues - between segments	308,811	85,212	31,624	66,321	44,446	-	(536,414)	-
OPERATING COSTS AND EXPENSES	(2,032,767)	(605,202)	(8,502,377)	(241,848)	(534,817)	101,251	536,414	(11,279,346)
Energy purchased for resale	(92,050)	-	(4,893,230)	-	-	(9,119)	308,795	(4,685,604)
Charges for use of the main transmission grid	(322,849)	-	(642,753)	-	-	-	99,359	(866,243)
Personnel and management	(208,887)	(116,966)	(804,974)	(101,397)	(32,765)	(39,429)	-	(1,304,418)
Pension and healthcare plans	(43,251)	(24,171)	(163,329)	(18,827)	(3,596)	(6,593)	-	(259,767)
Materials and supplies	(12,768)	(5,017)	(59,178)	(2,044)	(1,768)	(688)	-	(81,463)
Raw materials and supplies for generation	(77,797)	-	-	-	-	-	44,445	(33,352)
Natural gas and supplies for gas business	-	-	-	-	(325,413)	-	-	(325,413)
Third party services	(157,602)	(24,030)	(348,479)	(46,552)	(20,082)	(26,755)	73,007	(550,493)
Depreciation and amortization	(369,352)	(3,697)	(274,180)	(34,645)	(25,251)	(1,171)	-	(708,296)
Provision (reversal) for litigations and estimated losses on tax credits	(1,086)	(9,234)	(128,899)	(4,653)	(1,036)	166,316	-	21,408
Impairment of assets	(494,098)	-	-	-	(87,479)	-	-	(581,577)
Other estimated losses, provisions and reversals	(30,700)	(975)	(171,045)	(2,598)	(3,209)	-	-	(208,527)
Construction cost	-	(406,345)	(849,275)	-	(25,125)	-	-	(1,280,745)
Other operating costs and expenses	(222,327)	(14,767)	(167,035)	(31,132)	(9,093)	18,690	10,808	(414,856)
EQUITY IN EARNINGS OF INVESTEES	-	117,970	-	-	-	103,725	-	221,695
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	894,913	1,004,315	(157,612)	83,267	8,005	211,214	-	2,044,102
Financial income	122,694	21,339	396,880	13,489	13,551	331,646	(3,046)	896,553
Financial expenses	(613,041)	(108,538)	(369,868)	(23,100)	(14,973)	(335,823)	3,046	(1,462,297)
OPERATING PROFIT	404,566	917,116	(130,600)	73,656	6,583	207,037	-	1,478,358
Income Tax and Social Contribution	(205,027)	(220,512)	(28,729)	(15,324)	(1,632)	(59,344)	-	(530,568)
NET INCOME (LOSS)	199,539	696,604	(159,329)	58,332	4,951	147,693	-	947,790

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME	Electricity
	GET		DIS	TEL	GAS	HOL	Intersegment operations	TOTAL
12.31.2015 - Restated	GER	TRA

NET OPERATING REVENUES	4,264,197	501,387	9,797,855	272,247	1,391,474	-	(1,281,316)	14,945,844
Net operating revenues - third-parties	3,954,296	420,451	9,770,086	207,091	593,920	-	-	14,945,844
Net operating revenues - between segments	309,901	80,936	27,769	65,156	797,554	-	(1,281,316)	-
OPERATING COSTS AND EXPENSES	(2,580,045)	(394,015)	(9,516,397)	(203,878)	(1,360,357)	(138,672)	1,281,426	(12,911,938)
Energy purchased for resale	(309,682)	-	(6,007,222)	-	-	-	283,988	(6,032,916)
Charges for use of the main transmission grid	(294,660)	-	(706,680)	-	-	-	81,552	(919,788)
Personnel and management	(186,385)	(79,873)	(699,891)	(87,393)	(30,715)	(84,593)	-	(1,168,850)
Pension and healthcare plans	(40,325)	(18,477)	(165,635)	(17,516)	(3,264)	(9,110)	-	(254,327)
Materials and supplies	(12,502)	(3,399)	(55,531)	(2,745)	(1,937)	(588)	-	(76,702)
Raw materials and supplies for generation	(996,679)	-	-	-	-	-	797,356	(199,323)
Natural gas and supplies for gas business	-	-	-	-	(1,176,090)	-	-	(1,176,090)
Third party services	(184,228)	(20,476)	(353,773)	(35,900)	(20,282)	(15,472)	110,628	(519,503)
Depreciation and amortization	(369,778)	(3,399)	(243,645)	(31,510)	(21,532)	(6,608)	-	(676,472)
Provision (reversal) for litigations and for losses on tax credits	89,726	35,061	(164,615)	(3,742)	(7,744)	2,813	-	(48,501)
Impairment of assets	66,029	-	-	-	-	-	-	66,029
Other estimated losses, provisions and reversals	(122,700)	-	(104,121)	(987)	(549)	(7)	7	(228,357)
Construction cost	-	(287,247)	(896,924)	-	(66,833)	-	-	(1,251,004)
Other operating costs and expenses	(218,861)	(16,205)	(118,360)	(24,085)	(31,411)	(25,107)	7,895	(426,134)
EQUITY IN EARNINGS OF INVESTEES	-	22,853	-	-	-	69,692	-	92,545
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	1,684,152	130,225	281,458	68,369	31,117	(68,980)	110	2,126,451
Financial income	114,767	33,198	354,626	5,939	14,968	248,350	(2,221)	769,627
Financial expenses	(414,791)	(9,583)	(340,439)	(6,459)	(13,898)	(315,252)	2,124	(1,098,298)
OPERATING PROFIT	1,384,128	153,840	295,645	67,849	32,187	(135,882)	13	1,797,780
Income Tax and Social Contribution	(392,507)	(30,966)	(89,591)	(13,205)	(9,119)	3,159	-	(532,229)
NET INCOME (LOSS)	991,621	122,874	206,054	54,644	23,068	(132,723)	13	1,265,551

STATEMENT OF INCOME	Electricity
	GET		DIS	TEL	GAS	HOL	Intersegment operations	TOTAL
12.31.2014 - Restated	GER	TRA

NET OPERATING REVENUES	4,930,654	413,348	8,424,025	213,163	1,748,045	3	(1,733,732)	13,995,506
Net operating revenues for third-parties	4,593,854	352,615	8,406,845	167,445	474,744	3	-	13,995,506
Net operating revenues between segments	336,800	60,733	17,180	45,718	1,273,301	-	(1,733,732)	-
OPERATING COSTS AND EXPENSES	(3,996,428)	(392,187)	(7,740,651)	(137,404)	(1,664,860)	(153,758)	1,733,855	(12,351,433)
Energy purchased for resale	(496,887)	-	(4,886,909)	-	-	-	303,202	(5,080,594)
Charges for use of the main transmission grid	(247,126)	-	(209,066)	-	-	-	71,346	(384,846)
Personnel and management	(154,803)	(77,138)	(633,236)	(62,069)	(25,892)	(99,673)	-	(1,052,811)
Pension and healthcare plans	(38,291)	(14,136)	(126,961)	(8,507)	(2,093)	(11,554)	-	(201,542)
Materials and supplies	(13,184)	(3,864)	(53,918)	(1,551)	(1,410)	(508)	-	(74,435)
Raw materials and supplies for generation	(1,424,147)	-	-	-	-	-	1,273,299	(150,848)
Natural gas and supplies for gas business	-	-	-	-	(1,469,842)	-	-	(1,469,842)
Third party services	(150,061)	(20,370)	(289,717)	(21,530)	(19,374)	(7,707)	84,295	(424,464)
Depreciation and amortization	(354,596)	(7,990)	(221,401)	(28,277)	(16,921)	(758)	-	(629,943)
Provision (reversal) for litigations	(112,489)	(37,642)	(135,219)	(2,013)	(15,864)	(20,584)	-	(323,811)
Provision (reversal) for impairment of assets	(807,281)	-	-	-	-	-	-	(807,281)
Other provisions and reversals	(21,579)	-	(49,988)	(1,023)	-	-	-	(72,590)
Construction cost	-	(213,042)	(991,356)	-	(81,504)	-	-	(1,285,902)
Other operating costs and expenses	(175,984)	(18,005)	(142,880)	(12,434)	(31,960)	(12,974)	1,713	(392,524)
EQUITY IN EARNINGS OF INVESTEES	-	67,419	-	-	-	92,536	-	159,955
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	934,226	88,580	683,374	75,759	83,185	(61,219)	123	1,804,028
Financial income	139,117	81,880	191,616	4,508	7,008	202,650	(1,790)	624,989
Financial expenses	(127,471)	(649)	(204,037)	(1,586)	(5,176)	(234,132)	1,665	(571,386)
OPERATING PROFIT	945,872	169,811	670,953	78,681	85,017	(92,701)	(2)	1,857,631
Income Tax and Social Contribution	(185,716)	(25,877)	(233,089)	(20,097)	(24,651)	(32,586)	-	(522,016)
NET INCOME	760,156	143,934	437,864	58,584	60,366	(125,287)	(2)	1,335,615

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.5    Additions to noncurrent assets by reportable segment

	GET		DIS	TEL	GAS	HOL	TOTAL
12.31.2016	GER	TRA
Property, plant and equipment
Additions	619,964	-	-	187,313	-	556	807,833
Intangible Assets
Additions	23	3,184	892,693	6,447	25,847	533	928,727

	GET		DIS	TEL	GAS	HOL	TOTAL
12.31.2015	GER	TRA
Property, plant and equipment
Additions	724,538	-	-	100,998	-	186	825,722
Reversal of estimated losses	56,405	-	-	-	-	-	56,405
	780,943	-	-	100,998	-	186	882,127
Intangible Assets
Additions	285	5,058	888,906	4,427	69,592	534	968,802

	GET		DIS	TEL	GAS	HOL	TOTAL
12.31.2014	GER	TRA
Property, plant and equipment
Additions	1,383,964	-	-	102,929	-	(29,738)	1,457,155
Provisions	(807,281)	-	-	-	-	-	(807,281)
	576,683	-	-	102,929	-	(29,738)	649,874
Intangible Assets
Additions	138	3,051	1,026,632	4,572	79,121	141,056	1,254,570

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

36      Financial instruments

36.1    Categories and determination of fair value of financial instruments

				12.31.2016	12.31.2015
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss - held for trading
Trading securities
Cash and cash equivalents (a)	5	1	982,073	982,073	1,480,727	1,480,727
Bonds and securities (b)	6	1	3,385	3,385	2,565	2,565
Bonds and securities (b)	6	2	291,043	291,043	333,649	333,649
			1,276,501	1,276,501	1,816,941	1,816,941
Loans and receivables
Pledges and restricted deposits linked (a)			1,294	1,294	2,000	2,000
Trade accounts receivable (a)	7		2,488,141	2,488,141	3,107,889	3,107,889
CRC Transferred to the State Government of Paraná (d)	8		1,522,735	1,610,269	1,383,242	1,343,497
Sectorial financial assets (a)	9		-	-	1,045,662	1,045,662
Accounts receivable related to the concession (e)	10		2,612,418	2,612,418	943,473	943,473
Accounts receivable related to the concession -
bonus from the grant (f)	10		586,706	673,545	-	-
State of Paraná - Government Programs (a)	15.1		155,141	155,141	187,048	187,048
Collaterals and escrow accounts STN (c)	23.1		73,074	47,166	86,137	51,414
			7,439,509	7,587,974	6,755,451	6,680,983
Available for sale
Bonds and securities	6	1	1,567	1,567	2,728	2,728
Bonds and securities	6	2	201,499	201,499	158,449	158,449
Accounts receivable related to the concession (g)	10	3	614,806	614,806	424,140	424,140
Accounts receivable related to the concession compensation (h)	11	3	67,401	67,401	219,556	219,556
Other investments (i)		1	-	-	17,626	17,626
			885,273	885,273	822,499	822,499
Total financial assets			9,601,283	9,749,748	9,394,891	9,320,423
Financial liabilities
Other financial liabilities
Sectorial financial liabilities (a)	9		278,992	278,992	-	-
Ordinary financing of taxes with the federal tax authorities (c)	13.3		198,527	183,573	193,739	171,119
Suppliers (a)	22		1,292,350	1,292,350	1,619,049	1,619,049
Loans and financing (c)	23		4,046,293	3,677,926	4,077,060	3,539,257
Debentures (j)	24		4,790,809	4,790,809	3,683,928	3,683,928
Payable related to concession (k)	28		565,542	640,839	535,665	651,403
Total financial liabilities			11,172,513	10,864,489	10,109,441	9,664,756
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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Determining fair values

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

b)     Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

c)     Calculated based on the cost of the last issue by the Company, 124% of the CDI for discount of the expected payment flow.

d)     The Company based its calculation on the comparison with a noncurrent, long-term and post-fixed National Treasury bond (NTN-B) maturing on August 15, 2024, which yields approximately 5.24% p.y. plus the IPCA inflation index.

e)     Criteria and assumptions disclosed on note 4.4.9, transmission concession.

f)      Receivables related to the concession agreement for providing electricity generation services under quota arrangements at their fair value calculated by expected cash inflows discounted at the rate established in Aneel auction notice 12/2015 (9.04%), the best market benchmark in this case.

g)     Criteria and assumptions disclosed on note 4.4.9, distribution concession. The changes held in 2015 are as note 10.1.

h)     The fair values of generation assets approximate their book values, according to Note 11.

i)      Calculated from price quotations published on active markets.

j)      Calculated from the Unit Price quotation (PU) for December 30, 2016, obtained from the Brazilian Association of Financial and Capital Markets (Anbima), net of financial cost to amortize.

k)     Real net discount rate of 8.63% p.a., in line with the Company’s estimated rate for long-term projects

36.2    Financial risk management

The Company has a Corporate Risk Management Committee in charge of formulating and tracking risk management policies and assisting the Audit Committee to ensure a good management of resources and the protection and appreciation of its assets.

The Company's business activities are exposed to the following risks arising from financial instruments:

36.2.1     Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or financial instrument counterparty, resulting from failure in complying with contract obligations.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Exposure to credit risk	12.31.2016	12.31.2015
Cash and cash equivalents (a)	982,073	1,480,727
Bonds and securities (a)	497,494	497,391
Pledges and restricted deposits linked (a)	74,368	88,137
Trade accounts receivable (b)	2,488,141	3,107,889
CRC Transferred to the State Government of Paraná (c)	1,522,735	1,383,242
Sectorial financial assets	-	1,045,662
Accounts receivable related to the concession (d)	3,227,224	1,367,613
Accounts receivable related to the concession - Bonus from the grant (e)	586,706	-
Accounts receivable related to the concession compensation (f)	67,401	219,556
State of Paraná - Government Programs (g)	155,141	187,048
	9,601,283	9,377,265

a)     Company management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility that the Company might incur in losses resulting from difficulties to receive its billings to customers. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by real or personal guarantees for debits above R$200.0.

c)     Management believes this credit risk is low because repayments are secured by funds from dividends.

d)     Management believes this risk is very low because these contracts assure an unconditional right to be paid in cash by the concession Granting Authority at the end of the concession period for any infrastructure investments not recovered through tariffs by the end of the period, specifically for the transmission business, since RAP is guaranteed revenue that does not involve demand risk.

For the amount relating to RBSE assets existing on May 31, 2000, Aneel published Normative Resolution 589/2013, which defines criteria for calculating New Replacement Value (VNR). Given that on April 20, 2016, the Granting Authority defined the means and period for receiving this asset (still to be regulated by Aneel) through MME Ordinance 120, Management believes credit risk is low.

e)     Management considers the risk of this credit to be very low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG guaranteed which includes the annual amortization of this amount during the concession term.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

f)      For the generation concession assets, Aneel published Normative Resolution No. 596/2013, which defines criteria for calculating New Replacement Value (VNR), for indemnity purposes. Although the Granting Authority has not yet disclosed the means of remunerating these assets and there are uncertainties as to approval or ratification of investments made in this respect, Management believes that compensation for these assets indicates the recoverability of the recorded balance.

g)     Management believes this credit risk is very low because these are specific programs together with the State Government to highlight the Luz Fraterna program (Note 37.a).

36.2.2     Liquidity risk

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

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year. From 2019, 2018 indicators are repeated through the forecast period, except for the US dollar, which follows the US inflation rate.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Interest (a)	Less than	1 to 3	3 months		Over	Total
		1 month	months	to 1 year	1 to 5 years	5 years	liabilities
12.31.2016
Loans and financing	Note 23	90,265	164,214	1,588,764	1,873,952	1,556,703	5,273,898
Debentures	Note 24	8,725	19,929	1,545,694	4,147,064	583,869	6,305,281
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	5,494	10,988	50,331	300,343	1,850,518	2,217,674
Eletrobras - Itaipu	Dollar	-	193,346	893,025	5,104,889	2,698,195	8,889,455
Other suppliers	-	1,106,430	21,619	124,060	40,239	2	1,292,350
Purchase obligations	IGP-M and IPCA	-	1,497,009	3,129,899	17,686,276	94,007,720	116,320,904
Ordinary financing of taxes
with the federal tax authorities	Selic	5,133	10,392	48,578	161,534	-	225,637
Sectorial financial liabilities	Selic	13,071	26,537	125,315	144,590	-	309,513
		1,229,118	1,944,034	7,505,666	29,458,887	100,697,007	140,834,712
12.31.2015
Loans and financing	Note 23	78,969	86,071	473,032	3,546,135	2,023,379	6,207,586
Debentures	Note 24	6,277	13,735	1,313,062	3,485,797	205,515	5,024,386
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	4,978	9,958	46,687	287,316	2,001,514	2,350,453
Eletrobras - Itaipu	Dollar	-	210,867	988,015	5,774,563	5,047,764	12,021,209
Other suppliers	-	1,138,130	228,200	230,316	22,403	-	1,619,049
Purchase obligations	IGP-M and IPCA	-	1,278,480	3,629,110	21,371,882	112,292,091	138,571,563
Ordinary financing of taxes
with the federal tax authorities	Selic	3,764	7,641	36,228	191,659	-	239,292
		1,232,118	1,834,952	6,716,450	34,679,755	121,570,263	166,033,538
(a) Effective interest rate - weighted average.

On December 31, 2016, the Company recorded a negative net working capital of R$1,253,046, mainly due to the reduction in current assets due to the realization of sectorial assets transferred to the tariff, together with the higher concentration of short-term debt. During the definition of the business budget for the year 2017, the Company's Management defined actions to balance the short-term financial capacity, preserving the Company's investment programs, however at lower levels than in 2016, as observed in the proposed capital budget for 2017, as well as seeking debt stretching.

As disclosed in notes 23.5 and 24.3, the Company has loans and financing agreements and debentures with covenants that if breached may have its payment accelerated.

36.2.3     Market risk

Market risk it is the risk that fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return

a)     Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagas reporting losses on the fluctuations in gas prices resulting from a fluctuation in the value of the OPEC Reference Basket and exchange rates, increasing the balances of accounts payable related to the acquired gas.

Compagas monitors these fluctuations on a permanent basis.

Currency risk sensitivity analysis

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of December 31, 2016 and the probable scenario assumes a variation in the exchange rate – end of year (R$/US$3.29) based on the median market expectation for 2017 reported in the Central Bank’s Focus report of March 17, 2017. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

.		Baseline	Projected scenarios - Dec.2017
Foreign exchange risk	Risk	12.31.2016	Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts - STN	USD depreciation	73,074	672	(17,764)	(36,201)
.		73,074	672	(17,764)	(36,201)
Financial liabilities
Loans and financing
STN	USD appreciation	(90,505)	(833)	(23,667)	(46,502)
Suppliers
Eletrobras (Itaipu)	USD appreciation	(198,358)	(1,825)	(51,871)	(101,917)
Petrobras (acquisition of gas by Compagas)	USD appreciation	(132,985)	(1,224)	(34,776)	(68,328)
		(421,848)	(3,882)	(110,314)	(216,747)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In addition to the sensitivity analysis, the Company evaluates its financial instruments considering the possible effects on profit and loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2016, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or financial expenses or increase the financial expenses related to the assets and liabilities raised in the market.

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

The baseline scenario takes into account the existing balances in each account as of December 31, 2016 while the ‘probable’ scenario assumes balances reflecting varying indicators as follows: CDI/Selic - 9.00%, IPCA - 4.15% IGP DI - 4.34% IGP-M - 4.52% and TJLP - 7.50%, estimated as market average projections for 2017 according to the Focus Report issued by the Central Bank of Brazil as of March 17, 2017.

For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

.		Baseline	Projected scenarios - Dec.2017
Interest rate risk and monetary variation	Risk	12.31.2016	Probable	Adverse	Remote
.
Financial assets
Bonds and securities	Low CDI/SELIC	497,494	44,774	33,581	22,388
Collaterals and escrow accounts	Low CDI/SELIC	1,294	117	87	59
CRC transferred to the State Government of Paraná	Low IGP-DI	1,522,735	66,087	49,565	33,043
Accounts receivable related to the concession	Low IPCA	3,813,930	158,278	118,709	79,139
Accounts receivable related to the concession compensation	Undefined (a)	67,401	-	-	-
State of Paraná - Government Programs	No risk	155,141	-	-	-
		6,057,995	269,256	201,942	134,629
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,475,411)	(132,787)	(165,984)	(199,180)
BNDES	High TJLP	(1,692,775)	(126,958)	(158,698)	(190,437)
Promissory notes	High CDI	(581,909)	(52,372)	(65,465)	(78,558)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(128,721)	(9,654)	(12,068)	(14,481)
Eletrobrás - RGR, Caixa Econômica Federal and Finep	No risk	(76,972)	-	-	-
Debentures	High CDI/SELIC	(4,271,453)	(384,431)	(480,538)	(576,646)
Debentures	High IPCA	(325,965)	(13,528)	(16,909)	(20,291)
Debentures	High TJLP	(193,391)	(14,504)	(18,130)	(21,756)
Sectorial financial liabilities	High Selic	(278,992)	(25,109)	(31,387)	(37,664)
Ordinary financing of taxes with the federal tax authorities	High Selic	(198,527)	(17,867)	(22,334)	(26,801)
Payable related to concession	High IGP-M	(518,372)	(27,007)	(33,759)	(40,511)
Payable related to concession	High IPCA	(47,170)	(1,958)	(2,447)	(2,936)
.		(9,789,658)	(806,175)	(1,007,719)	(1,209,261)
(a) Risk assessment still requires ruling by the Granting Authority.

In addition to the sensitivity analysis, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2016, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

36.2.4     Electricity shortage risk

Approximately 61% of installed capacity in the country currently comes from hydroelectric generation, which makes Brazil and the geographic region in which we operate subject to hydrological conditions that are unpredictable, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

From 2014, the reservoirs of the Southeast/Midwest, North and Northeast regions have been subject to adverse climate situations in recent years, leading agencies responsible for this industry to adopt water resources optimization measures to guarantee full compliance with load.

The economic crisis that the country is going through has had a significant impact on the consumption of electricity, practically stagnating its growth in the last 2 years, being decisive to avoid a greater difficulty in the full service of the market.

Regarding short-term risk, the Electric Power Industry Monitoring Committee - CMSE has been reporting a balance between energy supply and demand, and indices have been kept within safety margins. The same position is adopted by ONS regarding the risk of deficit in the medium term, as stated in the 2016-2020 Energy Operation Plan.

Although dam storage levels are not ideal, from the standpoint of regulatory agencies, when combined with other variables they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council - CNPE (maximum risk of 5%) in all subsystems.

36.2.5     Risk of GSF impacts

The Energy Reallocation Mechanism (MRE) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, of the need for a centralized operation associated with a centrally calculated optimum price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through bilateral contracting. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee - GF and, like the PLD, is also calculated centrally.

Monthly, the GF committed to bilateral contracts needs to be backed by electricity generation. This is done, basically, through the allocation of power generated received from the MRE or purchase of generation valued to the PLD. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its bilateral contracts through purchases to the PLD.

Where GF multiplied by GF is less than the sum of bilateral contracts, companies will need to buy the difference in the spot market. However, for the GSF multiplication situation by GF to be greater than the bilateral contracts, the Company receives the difference to the PLD.

The low inflows recorded since 2014 as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with bilateral contracts, currently is the approach adopted by Copel.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

For the contracts in the ACR, Law No. 13,203/2015, allowed the generators to contract insurance against the load, by means of payment of a Risk Premium. Copel adopted this approach to protect contracts related to energy produced by Mauá, Foz do Areia, Santa Clara and Fundão HPPs.

For the distribution segment, the effects of the GSF are perceived in the costs of the contracts for availability, as well as in the costs associated with quotas of Itaipu, Angra and the plants whose concessions were renewed in accordance with Law No. 12,783/2013. This is a financial risk, however, since it guarantees the neutrality of energy purchase expenses through a tariff transfer.

36.2.6     Risk of non-renewal of concessions - generation and transmission

On March 3, 2017 Copel GeT filed an agreement with Aneel with its intention to extend the granting of the TPP Figueira, noting, however, that it will sign the necessary contracts and / or additives only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant. For the other plants, the deadline for manifestation to opt or not to extend the generation concessions are shown below:

Plant	Deadline for manifestation
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia)	09.17.2018
HPP Apucaraninha	10.12.2020
HPP Chaminé	08.16.2021
HPP Guaricana	08.16.2021

These plants represent a Physical Guarantee of an average 620.69 MW. Currently, the extension of generation, transmission and distribution concessions covered by Articles 17, 19 and 22 of Law No. 9,074/1995 is governed by Law No. 12,783/2013. However, extension is permitted after express acceptance of conditions of that Law, such as: i) revenue determined according to criteria established by Aneel; ii) change from price remuneration to tariff calculated by Aneel for each plant; iii) allocation of plant energy and capacity physical guarantee shares to concessionaires and permittees of distribution public utilities; iv) submission to service quality standards defined by Aneel; and v) agreement with values established as indemnity of assets related to concession.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

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

In 2012, Copel GeT extended the Transmission Concession Agreement No. 060/2001, extending its main transmission concession up to 12.31.2042.

In 2016, after having won the bid carried out by Aneel, Copel GeT had its concession of Governador Parigot de Souza Hydroeletric Power Plant, with installed capacity of 260 MW and assured power of 109 average MW, renewed up to January 5, 2046.

36.2.7     Risk of non-renewal of concessions - distribution

Recently, pursuant to the terms of Concession Agreement amendment No. 46/1999 of Copel DIS, concession was extended, provided that quality and efficiency parameters for provision of distribution services are met, measured by indicators that consider duration and frequency of service interruptions (DECi and FECi) and efficiency in the Company’s economic and financial management.

The Fifth Amendment to the Concession Agreement imposes indexes of economic and financial efficiency and quality. Failure to comply with the indexes for two consecutive years or any limits at the end of the period of the first five years will result in the termination of the concession. From the sixth year following the signing of the agreement, the breach of quality criteria for three consecutive years or of economic and financial criteria for two consecutive years will result in the opening of an expiration process. In addition, non-compliance with the electricity supply quality indicators (DEC and FEC) for two consecutive years or three times in five years, may limit dividends or interest on equity payments to shareholders, while the breach of the economic and financial sustainability indicators may require a capital contribution from the controlling shareholders.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The following table sets out the targets set for Copel DIS in the first five years of the renewal:

		Quality (limit established) (a)		Quality (performed)
Year	Economic and Financial Management	DECi (b)	FECi (b)	DECi (b)	FECi (b)
2016		13.61	9.24	10.82	7.23
2017	EBITDA ≥ 0	12.54	8.74	-	-
2018	EBITDA (-) QRR ≥ 0 (c)	11.23	8.24	-	-
2019	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (0.8 * SELIC) (c) (d)	10.12	7.74	-	-
2020	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (1.11 * SELIC) (c) (d)	9.83	7.24	-	-
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

(d) Selic: limited to 12.87% p.y.

36.2.8     Risk of overcontracting and subcontracting of electricity

The agreement for purchase of electric power by distributors is regulated by Law 10,848/2004 and Decree 5,163/2004, which determine that distributors must purchase the volume required to serve 100% of their market through auctions on the Regulated Contacting Environment - ACR.

The contracting of the total output available in the market is verified by observing the period comprising the calendar year, and the difference between the costs remunerated by the tariff and those actually incurred on the power purchase are fully passed on to captive consumers as long as: (i) presents a contracting level between 100% and 105% of its market; (ii) presents a level lower than 100% - being, therefore, exposed to the risk of power purchase subject to the allowance for doubtful accounts, if the condition of involuntary undercontracting is recognized; and (iii) the Distributor presents a level higher than 105% - being, therefore, exposed to the risk of power sale subject to the allowance for doubtful accounts, if the condition of involuntary overcontracting is recognized.

That is, even if distributors determine contracting levels lower or higher than the regulatory limits, there is the assurance of neutrality if it is identified that such violation derives from extraordinary and unforeseen events that are not manageable.

On the other hand, if the violation of the contracting limits derives from voluntary actions, these will be subject to the risk of spot market exposure, which can be advantageous or disadvantageous according to the amount of the difference settlement price (PLD).

In 2016, the distributors experienced a scenario of general overcontracting and most of the companies determined contracting level higher than 105%, arising from economic factors such as the fall of consumption related to the crisis in the country and industry, the allocation of the Assured Power Quota Agreements, and the migration of special consumers to the free market.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

As regards industry issues, through Normative Resolution No. 706/2016, a ANEEL recognized as involuntary overcontracting the allocation of assured power quotas of hydro power plants classified under Law No. 783/2013 above the amount of replenishment of the distributors.

To recognize the overcontracting arising from the migration of special consumers to ACL, on 6.27.2016, as a partial result of the Public Hearing 85/2013, Normative Resolution No. 726/2016 was published. On that occasion, ANEEL confirmed the Distributors’ right to return the power not contracted by special consumers, based on Opinions No. 260/2012/PFANEEL/PGF/AGU and 219/2016/PFANEEL/PGF/AGU and Technical Notes NT 66/2012-SEM/ANEEL and NT 46/2016-SRM/ANEEL.

Nevertheless, ANEEL's Collegiate Body established that this possibility would be applicable only to existing power agreements signed after the publication of such resolution, thus following the vote of the Reporting Officer, who justified such proposal based on the principles of legal security and regulatory stability.

However, as it is not subject to Public Hearing and also because it considered such judgment on a general basis inappropriate, ANEEL understood that distributors eventually interested should request individually the recognition of the involuntary exposure, demonstrating the utilization of the other possibilities at their disposal.

Copel DIS put forth all efforts possible, provided for in the regulation, to mitigate the overcontracting generated by the migration of special consumers to the free market and requested from ANEEL that any overcontracting related to this matter was considered as involuntary, mainly based on Opinion No. 219/2016/PFANEEL/PGF/AGU, which explicitly addressed special consumers in article 29, item I, of Decree 5,163/2004.

36.2.9     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

36.3    Capital management

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company monitors capital by using an index represented by adjusted net debt divided by adjusted EBITDA, as presented below. Corporate goal established in strategic planning provides for maintenance of index below 3.5, while any expectation of failing to meet this target will prompt management to take steps to correct its course by the end of each reporting period. As of December 31, 2016, the index performed is shown below:

12.31.2016
Loans and financing	4,046,293
Debentures	4,790,809
Endorsment and securities	1,373,064
(-) Cash and cash equivalents	(982,073)
(-) Bonds and securities	(302,398)
(-) Bonds and securities - held for sale	(188,461)
(-) Collaterals and escrow accounts STN	(73,074)
Adjusted net debt	8,664,160
Net income	947,790
Deferred IRPJ and CSLL	(58,754)
Provision for IRPJ and CSLL	589,322
Financial expenses (income), net	565,744
Depreciation and amortization	708,296
Ebitda	2,752,398
Adjusted net debt / Ebitda	3.15

The equity indebtedness is shown below:

Indebtedness	12.31.2016	12.31.2015
Loans and financing	4,046,293	4,077,060
Debentures	4,790,809	3,683,928
(-) Cash and cash equivalents	982,073	1,480,727
(-) Bonds and securities	302,398	406,274
Net debt	7,552,631	5,873,987
Equity	15,155,446	14,584,478
Equity indebtedness	0.50	0.40

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

37      Related Party Transactions

		Assets		Liabilities	Revenue			Cost / Expense
Related parties / Nature of operation	12.31.2016	12.31.2015	12.31.2016	12.31.2015	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Controlling shareholder
State of Paraná - dividends payable	-	-	83,786	96,691	-	-	-	-
CRC Transfer (Note 8)	1,522,735	1,383,242	-	-	188,918	217,722	-	-
"Luz Fraterna" Program (a)	167,674	181,348	-	-	-	-	-	-
2014 World Cup construction work (Note 15.1.2)	14,266	14,266	-	-	-	-	-	-
Morar Bem Paraná Program (Note 15.1.3)	24,985	19,482	-	-	5,502	19,482	-	-
Remuneration and employ social security charges assigned (b)	302	407	-	-	-	-	-	-
Telecommunication services (c)	48,794	42,634	-	-	29,763	29,456	-	-
Entities with significant influence
BNDES and BNDESPAR (d) - dividends payable	-	-	57,218	70,722	-	-	-	-
Financing (Note 23)	-	-	1,692,775	1,701,758	-	-	(149,794)	(120,982)
Debentures - Compagas (Note 24)	-	-	61,786	56,219	-	-	(2,883)	(3,347)
Debentures - wind farms (e)	-	-	295,188	-	-	-	(14,415)	-
State of Paraná investee
Sanepar (c) (f)	32	492	-	3	3,319	2,886	(1,455)	(1,409)
Dividends	16,817	6,202	-	-	-	-	-	-
Joint ventures
Dominó Holdings - dividends	5,123	9,067	-	-	-	-	-	-
Voltalia São Miguel do Gostoso - mutual (Note 15.2)	28,968	25,237	-	-	5,297	3,260	-	-
Costa Oeste Transmissora de Energia (g) (h) (i)	72	-	73	44	848	726	(3,072)	(3,815)
Dividends	1,751	1,783	-	-	-	-	-	-
Marumbi Transmissora de Energia (g) (i)	285	-	55	48	4,085	1,264	(900)	(346)
Dividends	3,845	3,101	-	-	-	-	-	-
Caiuá Transmissora de Energia (g) (h) (i)	308	-	356	154	2,066	914	(15,595)	(14,481)
Dividends	1,991	2,634	-	-	-	-	-	-
Integração Maranhense Transmissora (g) (i)	-	-	76	-	-	-	(1,910)	(1,878)
Dividends	4,012	4,476	-	-	-	-	-	-
Matrinchã Transmissora de Energia (g) (i)	-	-	326	55	-	-	(4,043)	(444)
Dividends	23,213	8,115	-	-	-	-	-	-
Transmissora Sul Brasileira (g) (i)	-	-	149	140	-	-	(3,593)	(2,952)
Guaraciaba Transmissora de Energia - dividends	5,512	3,930	-	-	-	-	-	-
Other	1,246	21	173	-	-	-	(1,249)	-
Associates
Dona Francisca Energética S.A. (j)	-	-	1,436	1,304	-	-	(16,949)	(30,556)
Foz do Chopim Energética Ltda. (c) (g)	161	-	-	-	2,178	1,913	-	-
Sercomtel S.A. Telecomunicações (c) (k)	2,787	236	-	-	8,210	5,788	(6)	(6)
Key management staff
Fees and social security charges (Note 33.2)	-	-	-	-	-	-	(26,021)	(23,839)
Pension and healthcare plans (Note 25)	-	-	-	-	-	-	(1,403)	(2,380)
Other related parties
Fundação Copel (c)	52	44	-	-	305	292	-	-
Administrative property rental	-	-	340	688	-	-	(13,519)	(15,390)
Pension and healthcare plans (Note 25)	-	-	769,865	594,660	-	-	-	-
.
Lactec (l)	-	-	1,743	938	-	-	(12,911)	(14,752)

a)     The Luz Fraterna Program, created under Law No. 491/ 2013 and No. 17,639/2013 allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single-phase connections, rural customers with single-phase connections or two-phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel DIS.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

As of August 2016, monthly payments were made in a timely manner, totaling the amount of R$17,085 in 2016, and the possibility of using presumed ICMS credits for the discharge of outstanding invoices related to this program is being evaluated, as fixed in Decree No. 2,789/2015.As of December 31, 2016, the amount of R$115,890 (R$153,300 as of December 31, 2015) is recognized in the Related Parties account as per Note 15.1.1.

b)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The balances shown are net of allowance for loan losses in the amount of R$1,749 as of December 31, 2016 (R$1,040 as of December 31, 2015).

c)     Telecommunications services rendered in accordance with the agreement entered into by Copel Telecomunicações with the State of Paraná.

d)     BNDES is the parent company of BNDES Participações S.A. (BNDESPAR), which has significant influence over Copel (Note 31.1.1).

e)     BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel (Note 24).

f)      Basic sanitation provided by Sanepar.

g)     Charges for the use of the Transmission System and revenue from operating and maintenance contracts and rendering of engineering services with Copel GeT.

h)     Copel DIS has transmission system connection contracts (CCT) with two companies - Costa Oeste Transmissora de Energia and Caiuá Transmissora de Energia – expiring upon the termination of the distribution or transmission concession, whichever occurs first.

i)      Copel DIS Copel Distribuição maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concessionaires whose object is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by Aneel Regulatory Resolution No. 399/2010. Amounts are defined for four subsequent years, with annual reviews.

j)      Power purchase and sale agreement signed by Dona Francisca Energética and Copel GeT, expiring on March 31, 2025.

k)     Light pole sharing agreement signed between Sercomtel S.A. Telecomunicações and Copel DIS, expiring on December 28, 2018.

l)      The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by Aneel.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to Aneel.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The values resulting from operating activities of Copel DIS with related parties are billed at the rates approved by Aneel.

37.1    Guarantees and endorsements awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 23 and 24.

Copel provided financial guarantees, in the form of corporate bond, for power purchase agreements made by Copel GeT in May 2015, in the total amount of R$3,052 and made by Copel Energia, in November 2016, in the amount of R$16,406.

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

								Amount
			Date	Final	Amount	Balance	Interest	endorsement/
	Company	Operation	issued	maturity	approved	12.31.2016%		security
(1)	Caiuá Transmissora	Financing	12.23.2013	02.15.2029	84,600	78,020	49.0	38,230
(2)	Costa Oeste Transmissora	Financing	12.30.2013	11.15.2028	36,720	30,536	51.0	15,573
(3)	Guaraciaba Transmissora	Debentures	09.28.2016	01.15.2031	440,000	388,456	49.0	190,343
(4)	Integração Maranhense	Financing	12.30.2013	02.15.2029	142,150	128,920	49.0	63,171
(5)	Mata de Santa Genebra	Debentures	09.12.2014	06.30.2017	469,000	489,017	50.1	244,998
(6)	Matrinchã Transmissora	Financing	12.27.2013	05.15.2029	691,440	614,795	49.0	301,250
(7)	Matrinchã Transmissora	Debentures	05.15.2016	06.15.2029	180,000	185,539	49.0	90,914
(8)	Transmissora Sul Brasileira	Financing	12.12.2013	07.15.2028	266,572	225,985	20.0	45,197
(9)	Transmissora Sul Brasileira	Debentures	09.15.2014	09.15.2028	77,550	108,027	20.0	21,605
(10)	Paranaíba Transmissora	Financing	10.21.2015	10.15.2030	606,241	607,639	24.5	148,872
(11)	Marumbi Transmissora	Financing	10.06.2014	07.15.2029	55,037	48,361	80.0	38,689
(12)	Voltalia São Miguel do Gostoso Part. S.A. (a)	Debentures	01.15.2016	12.15.2028	57,000	59,340	49.0	29,077
(13)	Usina de Energia Eólica Carnaúba S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	59,155	49.0	28,986
(14)	Usina de Energia Eólica Reduto S.A. (a)	Financing	08.24.2015	11.15.2031	70,000	59,125	49.0	28,971
(15)	Usina de Energia Eólica Santo Cristo S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	55,869	49.0	27,376
(16)	Usina de Energia Eólica São João S.A. (a)	Financing	08.24.2015	11.15.2031	68,000	56,367	49.0	27,620
(17)	Cantareira Transmissora de Energia	Credit Note	11.24.2016	02.22.2017	150,000	65,697	49.0	32,192
(a) Subsidiaries of Voltália São Miguel do Gostoso I Participações S.A.
Financial institution (fund provider):
BNDES: (1) (2) (3) (4) (6) (8) (11) (13) (14) (15) (16)
Allocation:
Investment Program and/or Working capital.
Endorsement/Security:
Provided by Copel Geração e Transmissão: (1) (4)
Provided by Copel: (2) (3) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) (17)
Securities offered for the transaction:
Lien on shares given by Copel Geração e Transmissão, corresponding to: 49% (1) (3) (4) (6) (7) (17); 51% (2); 20% (8) (9); 24,5% (10); 80% (11)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Performance bond	Final	Amount	% endorsement	Amount
Company	maturity	Insured	Copel GeT	endorsement
Matrinchã Transmissora	02.28.2017	90,000	49.0	44,100
Guaraciaba Transmissora	05.30.2017	47,000	49.0	23,030
Paranaíba Transmissora	06.28.2017	48,000	24.5	11,760
Mata de Santa Genebra	05.26.2018	78,300	50.1	39,228
Cantareira Transmissora	11.30.2018	31,200	49.0	15,288

38      Insurance

Details by risk type and effectiveness date of the main policies can be seen below.

	Term Of validity	Insured amount

Nominated Risks	08.24.2017	2,112,196
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul	11.23.2017	799,290
Operational risks - UEG Araucária (a)	05.31.2017	714,564
Operational risks - Brisa Potiguar	12.29.2017	674,673
Fire - Company-owned and rented facilities	08.24.2017	521,931
Operational risks - São Bento	12.29.2017	449,928
Legal guarantee - Office of the General Counsel to the National Treasury	05.11.2018	291,396
Multi-risk - Elejor	03.11.2017	197,800
D&O Insurance (a)	03.28.2017	81,478
Aviation insurance (hull and civil liability) (a)	01.30.2018	79,729
(a) The values of the insured of operating risks - UEG Araucária and Seguro Aeronáutico have been translated from USD into BRL, with the current rate R$3.2591, as of 12.31.2016.

In addition to the related insurance, the Company and its subsidiaries contract other insurance policies with lower values, such as: general civil liability, payment guarantee, several risks, national and international transportation and life insurance.

The guarantee insurance contracted by the subsidiaries and joint ventures have Copel as a guarantor, within the limits of their participation in each project.

39      Subsequent Events

39.1      Bank Credit Note - CCB, of Banco do Brasil

On February 24, 2010, Copel raised R$77,000 through a Bank Credit Note issued by Banco do Brasil, with a payment of 124.5% of the average daily rates of Interbank Deposits - DI, with semiannual interest payments, term of 3 years and amortization in the second and third years.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

39.2     Related party guarantees

39.2.1     Cantareira Transmissora de Energia S.A.

In January 2017, BNDES made the first release of financial resources, in the amount of R$285,000, from the long-term financing contracted in December 2016, for the implementation of the transmission line between Ibiraci/MG and Fernão Dias/SP, with 328 Km, by the Cantareira Transmissora de Energia. The financial support will be through the BNDES Finem financing agreement, with a total amount of R$426,833, with a term of 14 years, remunerated by the TJLP variation, plus 2.12% pa, and monthly amortizations as of 10.15.2018. The following guarantees were provided: (i) the Concession Agreement; (ii) the shares of the SPE; (iii) contracts for the provision of energy transmission services; and (iv) a bank guarantee, with counter-guarantee from Copel, proportional to Copel GeT's ownership interest in the project, from 49%.

39.2.2     Paranaíba Transmissora de Energia S.A.

On March 17, 2012, Paranaíba Transmissora de Energia concluded the issuance of simple debentures, pursuant to article 2 of Law No. 12,431, dated June 24, 2011 ("Infrastructure Debentures"), not convertible into shares, for public offering of distribution with restricted placement efforts under CVM Instruction No. 476/2009, in the total amount of R$120,000. 120,000 debentures were issued, with a nominal unit value of R$1 (one real), with a term of 11 years and 2 months, amortization and semi-annual interest, as of 09.15.2017. The debentures will be remunerated with interest corresponding to the variation of the IPCA, plus a surcharge of 6.9045% per year. The following guarantees were provided: (i) the Concession Agreement; (ii) the shares of the SPE; (iii) contracts for the provision of energy transmission services; and (iv) corporate bonds of the shareholders, proportional to their participation (24.5% of Copel GeT's interest). The funds raised will be allocated to the implementation of the enterprise.

40   Condensed unconsolidated financial information of Companhia Paranaense de Energia – Copel

Since the condensed unconsolidated financial information required by Rule 12-04 of Regulation S-X is not required under IFRS issued by the International Accounting Standards Board - IASB, such information was not included in the original financial statements filed with the Brazilian Securities and Exchange Commissions – CVM in March 28, 2017. In order to attend the specific requirements of the Securities and Exchange Commission (the “SEC”), Management has included the condensed unconsolidated information in these financial statements as part of the Form 20-F. The condensed unconsolidated financial information of Companhia Paranaense de Energia - Copel, as of December 31, 2016 and 2015 and for each of the two years in the period ending on December 31, 2016, presented herein were prepared considering the same accounting policies as described in Note 3 and 4 to Company’s consolidated financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(a) Condensed statements of financial position as of December 31, 2016 and 2015

ASSETS	12.31.2016	12.31.2015
Current assets
Cash and cash equivalents	46,096	25,653
Bonds and securities	149	168
Collaterals and escrow accounts	128	132
Dividends receivable	485,263	488,187
CRC transferred to the State Government of Paraná	-	111,663
Other current receivables	8,736	13,018
Income tax and social contribution	41,899	154,077
Other current recoverable taxes	197	-
Receivable from related parties	116,020	447
	698,488	793,345
Noncurrent assets
Other temporary investments	408,297	-
CRC transferred to the State Government of Paraná	1,522,735	1,271,579
Judicial deposits	153,932	267,411
Income tax and social contribution	153,216	79,144
Deferred tax assets	47,462	100,919
Other noncurrent recoverable taxes	15	15
Receivables from Related parties	220,661	297,237
	2,506,318	2,016,305

Investments	14,111,959	14,140,573
Property, Plant and Equipment	630	455
Intangible Assets	3,168	3,046

TOTAL ASSETS	17,320,563	16,953,724

LIABILITIES	12.31.2016	12.31.2015
Current liabilities
Payroll, social charges and accruals	5,573	15,436
Suppliers	2,225	2,602
Other taxes due	412	32,617
Loans and financing	453,288	61,788
Debentures	351,148	19,497
Dividends payable	256,426	310,020
Post employment benefits	188	21
Other accounts payable	579	232
	1,069,839	442,213
Noncurrent liabilities
Other taxes due	2,075	1,466
Loans and financing	562,072	969,412
Debentures	665,951	996,590
Post employment benefits	3,517	7,795
Provision for Legal claims	152,944	290,520
	1,386,559	2,265,783
Equity
Capital	7,910,000	6,910,000
Equity valuation adjustments	998,466	1,177,372
Legal reserve	792,716	744,784
Profit retention reserve	5,162,983	5,413,572
	14,864,165	14,245,728

Total liabilities and equity	17,320,563	16,953,724

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(b) Condensed statements of operations for the years ended December 31, 2016, 2015 and 2014

	12.31.2016	12.31.2015	12.31.2014
Operational expenses / income
General and administrative expenses	(107,761)	(123,717)	(119,639)
Other operational income (expenses)	231,651	(3,586)	(20,569)
Equity in earnings of investees	902,731	1,385,624	1,410,276
	1,026,621	1,258,321	1,270,068

Operating income before financial results and taxes	1,026,621	1,258,321	1,270,068

Financial results
Financial income	321,056	245,347	202,208
Financial expenses	(334,113)	(314,101)	(233,762)
	(13,057)	(68,754)	(31,554)

Operating profit before income tax and social contribution	1,013,564	1,189,567	1,238,514

Income tax and social contribution
Current	(4,882)	(217)	(38,258)
Deferred	(50,032)	3,388	5,694
	(54,914)	3,171	(32,564)

Net income	958,650	1,192,738	1,205,950

Basic and diluted net earning per share attributed to parent company shareholders - Expressed in brazilian reais
Class A preferred shares	3.6805	4.5781	4.6295
Class B preferred shares	3.6805	4.5692	4.6299
Common shares	3.3459	4.1629	4.2090

(c) Condensed statements of comprehensive income for the years ended December 31, 2016, 2015 and 2014

	12.31.2016	12.31.2015	12.31.2014
NET INCOME	958,650	1,192,738	1,205,950
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities
Post employment benefits	6,460	2,050	(3,712)
Post employment benefits - equity	(63,913)	289,082	94,425
Taxes on other comprehensive income	(2,196)	(696)	1,262
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale:	3,612	412	517
Other adjustments - subsidiary	-	-	(1,282)
Taxes on other comprehensive income	(1,229)	1	65
Total comprehensive income, net of taxes	(57,266)	290,849	91,275

TOTAL COMPREHENSIVE INCOME	901,384	1,483,587	1,297,225

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(d) Condensed statements of cash flows for the years ended December 31, 2016, 2015 and 2014

	12.31.2016	12.31.2015	12.31.2014

Net cash generated from operating activities	1,905,189	1,455,819	1,031,444

Cash flow from investing activities
Bonds and securities	23	(148)	34
Loans and financing granted to related parties	(87,272)	(36,800)	-
Receipt of loans and financing granted to related parties	5,112	15,359	-
Additions to investments	(1,489,563)	(1,235,576)	(827,437)
Additions to property, plant and equipment	(224)	(134)	(294)
Additions to intangible	(122)	(292)	(14,887)

Net cash generated from (used in) investing activities	(1,572,046)	(1,257,591)	(842,584)

Cash flow from financing activities
Loans and financing obtained from third parties	-	640,005	-
Issue of Debentures	-	-	1,000,000
Amortization of principal - loans and financing	(6,000)	(606,000)	(80,600)
Amortization of principal - liabilities with related parties	-	-	(468,317)
Dividends and interest on own capital paid	(306,700)	(241,442)	(615,491)

Net cash used in financing activities	(312,700)	(207,437)	(164,408)

Increase (decrease) in cash and cash equivalents	20,443	(9,209)	24,452

Cash and cash equivalents at the beginning of the period	25,653	34,862	10,410
Cash and cash equivalents at the end of the period	46,096	25,653	34,862

During the years ended December 31, 2016 and 2015, we received R$2,006,220 and R$1,738,989, respectively, from dividends and interest on own capital paid by our investees. Additional disclosures relating to Companhia Paranaense de Energia - Copel unconsolidated condensed financial information presented above are as follows:

• Related Parties: The Company has the following balances outstanding with related parties:

	12.31.2016	12.31.2015
Noncurrent assets
Estado do Paraná	130,156	167,566
Copel Distribuição	90,640	104,434
Copel Telecomunicações	85,421	-
Voltalia	28,968	25,237
Copel Renováveis	955	312
Copel Energia	541	135
	336,681	297,684

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

• Investments - As of December 31, 2016 and 2015, investments in subsidiaries are comprised as follows:

	12.31.2016	12.31.2015
Copel Geração e Transmissão	8,060,462	6,905,421
Copel Distribuição	4,827,098	5,603,673
Copel Telecomunicações	446,155	508,874
Copel Energia	269,870	252,074
UEG Araucária	120,552	171,648
Compagas	152,811	150,818
Other investments	99,084	84,959
	13,976,032	13,677,467

The information regarding joint ventures, associates and other investments are presented in note 18.1 – Changes in investments.

• Dividends receivable - The dividends receivable are comprised as follows:

	12.31.2016	12.31.2015
Investees and subsidiaries
Copel Geração e Transmissão	261,686	292,813
Copel Distribuição	149,500	133,950
Copel Telecomunicações	28,910	-
Copel Comercialização	6,763	3,815
Compagas	600	2,794
Elejor	8,596	23,865
UEG Araucária	6,143	23,072
Nova Asa Branca I	114	114
Nova Asa Branca II	157	157
Nova Asa Branca III	75	75
Nova Eurus IV	48	48
Santa Maria	186	186
Santa Helena	214	214
Ventos de Santo Uriel	235	235

Joint Ventures
Voltália	1,032	128

Other investments
Sanepar	20,275	6,202
Other investments	729	519
	485,263	488,187

• Provisions for risks - Companhia Paranaense de Energia - Copel recognized provisions for risks mainly related to Cofins and PIS/PASEP. The provisions for risks are shown below:

	12.31.2016	12.31.2015
Regulatory	15,121	14,109
Labor	18	29
Civil	20,578	5,652
Tax Claim	117,227	270,730
	152,944	290,520

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2016, 2015 and 2014

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

As of December 31, 2016, total restricted subsidiaries net assets amount to R$13,570,024 composed as follows:

12.31.2016
Copel Geração e Transmissão S.A.	8,060,462
Copel Distribuição S.A.	4,827,098
UEG Araucária Ltda.	602,763
Centrais Elétricas Rio Jordão - Elejor	79,701
13,570,024