Form 20-F
period 2017-12-31
ENERGY CO OF PARANA
filed 2018-05-15
CIK 1041792

As filed with the Securities and Exchange Commission on May 14, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Commission file number: 001-14668

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Exact Name of Registrant as Specified in its Charter)

Energy Company of Paraná (Translation of Registrant’s Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

Rua Coronel Dulcídio, 800

80420-170 Curitiba, Paraná, Brazil

(Address of Principal Executive Offices)

Jonel Nazareno Iurk

+55 41 3222 2027 – ri@copel.com

Rua Coronel Dulcídio, 800, 3rd floor – 80420.170 Curitiba, Paraná, Brazil

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2017:

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

Our consolidated financial statements as of December 31, 2017 and 2016, and for each of the years ended December 31, 2017, 2016 and 2015, are included in this annual report. We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The selected financial data as of December 31, 2016 and 2015 reflects the restatement of our Income Statement for the year ended December 31, 2015, and the restatement of our financial statements as of and for the year ended December 31, 2016. For more information, see Note 4.1 to our audited financial statements for December 31, 2017.

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

Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary” that begins on page 160.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may also make written or oral forward-looking statements in our annual report to shareholders, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees. These statements are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting the financial condition, liquidity or results of operations are examples of forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

This section contains selected consolidated financial data presented in reais and derived from our consolidated financial statements that were prepared in accordance with IFRS as of and for each of the five years ended December 31, 2017, 2016, 2015, 2014 and 2013.

The following selected financial data should be read in conjunction with our audited financial statements (including the notes thereto), “Presentation of Financial and Other Information”, “Item 5.  Operating and Financial Review and Prospects” and “Item 8 – Financial Information”.

The selected financial data as of December 31, 2017,  2016, and 2015 and for the years ended December 31, 2017, 2016 and 2015 have been derived from our audited financial statements, prepared in accordance with IFRS, and included in this annual report. The selected financial data as of December 31,  2014 and 2013 and for the years ended December 31, 2014 and 2013, have been derived from our audited financial statements, prepared in accordance with IFRS, which is not included in this annual report.

The selected financial data as of December 31, 2016 and 2015 reflects the restatement of our Income Statement for the year ended December 31, 2015, and the restatement of our financial statements as of and for the year ended December 31, 2016. For more information, see Note 4.1 to our audited financial statements for December 31, 2017.

	As of and for the year ended December 31,
	2017	2016 restated	2015 restated	2014	2013
	(R$ million)
Statement of income data(1):
Operating revenues.	14,025	13,102	14,946	13,996	9,288
Cost of sales and services provided	(10,666)	(10,234)	(11,799)	(11,289)	(7,159)
Gross profit	3,359	2,868	3,147	2,707	2,129
Operational expenses/income	(1,217)	(879)	(1,025)	(903)	(784)
Profit before financial results and taxes	2,141	1,989	2,121	1,804	1,345
Financial results	(748)	(595)	(428)	54	161
Profit before income tax and social contribution	1,393	1,394	1,694	1,858	1,506
Income tax and social contribution on profit.	(275)	(520)	(532)	(522)	(405)
Net income for the year.	1,118	874	1,162	1,336	1,101
Statement of financial position data(1):
Current assets.	5,702	4,237	6,822	5,218	4,680
Recoverable rate deficit (CRC)(2)	1,516	1,523	1,383	1,344	1,381
Non-current assets	8,608	8,313	4,952	8,261	7,224
Property, plant and equipment, net	9,829	8,934	8,693	8,304	7,984
Total assets.	33,162	30,289	28,844	25,618	23,111
Loans and financing and debentures (current)	2,417	2,602	1,233	1,299	1,015
Current liabilities.	6,110	5,656	4,789	4,055	3,348
Loans and financing and debentures (non-current)	7,414	6,235	6,528	4,755	3,517
Non-current liabilities.	11,542	9,655	9,574	7,880	6,835
Equity.	15,510	14,978	14,480	13,683	12,929
Attributable to controlling shareholders.	15,208	14,718	14,162	13,331	12,651
Attributable to non-controlling interest.	302	260	318	352	277
Share capital	7,910	7,910	6,910	6,910	6,910

(1) The information contained herein reflects the restatement of our financial statements for the years 2016 and 2015. For more information about the restatement of our income statement, see “RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 and 2015 – Results of Operations for 2017 Compared with 2016” and “– Results of Operations for 2016 Compared with 2015”.

(2) This item includes both current and non-current CRC Account receivables. Amounts due from the State of Paraná that were included in current assets totaled R$167.1 million in 2017, R$111.7 million in 2015, R$94.6 million in 2014 and R$85.5 million in 2013. Amounts due from the State of Paraná that were included in long-term assets totaled R$1,349.3 million in 2017, R$1,522.7 million in 2016, R$1,271.6 million in 2015, R$1,249.5 million in 2014 and R$1,295.1 million in 2013. In 2016 the entire amount due by the State of Paraná was included in long-term assets due to the negotiation of the Amendment to the CRC Agreement. See Note 8 to our audited consolidated financial statements.

	2017	2016 restated	2015 restated	2014	2013
	(R$, except for number of shares)
Basic and diluted earnings per share (1):
Common Shares	3.61	3.13	3.87	4.21	3.74
Class A Preferred Shares	3.97	3.44	4.26	4.63	4.49
Class B Preferred Shares	3.97	3.44	4.26	4.63	4.12
(Number of shares outstanding at year end in thousands:)
Common Shares	145,031	145,031	145,031	145,031	145,031
Class A Preferred Shares	329	349	380	380	381
Class B Preferred Shares	128,295	128,275	128,244	128,244	128,243
Total	273,655	273,655	273,655	273,655	273,655
(Dividends per share at year end:)
Common Shares	1.01	0.99	1.14	2.17	1.96
Class A Preferred Shares	2.89	2.89	2.53	2.53	2.53
Class B Preferred Shares	1.11	1.08	1.25	2.39	2.15

(1)The information contained herein reflects the restatement of our financial statements for the years 2016 and 2015. For more information see “RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 and 2015 – Results of Operations for 2017 Compared with 2016” and “– Results of Operations for 2016 Compared with 2015”.

	2017	2016 restated	2015 restated	2014	2013
	(US$¹, except for number of shares)
Basic and diluted earnings per share (2):
Common Shares	1.09	0.97	0.99	1.58	1.60
Class A Preferred Shares	1.20	1.06	1.09	1.74	1.92
Class B Preferred Shares	1.20	1.06	1.09	1.74	1.76
Number of shares outstanding at year end (in thousands):
Common Shares	145,031	145,031	145,031	145,031	145,031
Class A Preferred Shares	329	349	380	380	381
Class B Preferred Shares	128,295	128,275	128,244	128,244	128,243
Total	273,655	273,655	273,655	273,655	273,655
Dividends per share at year end:
Common Shares	0.31	0.30	0.29	0.82	0.83
Class A Preferred Shares	0.87	0.89	0.65	0.95	1.08
Class B Preferred Shares	0.34	0.33	0.32	0.90	0.92

(1) This information is presented in U.S. dollars at the exchange rate in effect as of the end of each year.

(2) The information contained herein reflects the restatement of our financial statements for the years 2016 and 2015. For more information see “RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 and 2015 – Results of Operations for 2017 Compared with 2016” and “– Results of Operations for 2016 Compared with 2015”.

EXCHANGE RATES

The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Exchange rate of Brazilian currency per US$1.00
Year	Low	High	Average(1)	Year-end
2013	1.9528	2.4457	2.1741	2.3426
2014	2.1974	2.7403	2.3599	2.6562
2015	2.5754	4.1949	3.3876	3.9048
2016	3.1193	4.1558	3.4500	3.2591
2017	3.0510	3.3807	3.2031	3.3080

Source: Central Bank.

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

Month	Low	High
October 2017	3.1315	3.2801
November 2017	3.2136	3.2920
December 2017	3.2322	3.3332
January 2018	3.1391	3.2697
February 2018	3.1730	3.2821
March 2018	3.2246	3.3380
April, 2018	3.3104	3.5040
May, 2018 (until May 11, 2018)	3.5308	3.5943

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

In October 2018, an election will be held to appoint the governor and members of the legislature of the State of Paraná. It is not possible to predict the outcome of this election and whether it will result in changes to the interests and decisions of the majority shareholder with respect to the Company's goals.

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

We are the defendant in several legal proceedings, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially affect our results of operations. On December 31, 2017, our provisions for probable (more likely than not) and reasonably estimated losses were R$1,503.9 million. For additional information, see “Item 8. Financial Information—Legal Proceedings”.

We are subject to limitations regarding the amount and use of public sector financing, which could prevent us from obtaining financing and implanting our investment plan.

Our current budget anticipates capital expenditures for expansion, modernization, research, infrastructure and environmental projects of approximately R$2,928.6 million in 2018. As a state-controlled company, we are subject to Brazilian Central Bank Resolution no. 4,589/2017(Resolução nº 4,589/2017 do Banco Central do Brasil), which defines the limit of exposure and the annual global limit of credit to public sector entities to be observed by financial institutions and other institutions authorized to operate by the Brazilian Central Bank. The annual global limit that can be contracted in credit operations, with and without guarantee of the Union, by the bodies and entities of the public sector with the financial institutions and other institutions authorized to operate by the Brazilian Central Bank is defined by the National Monetary Council by means of inclusion of an annex to Brazilian Central Bank Resolution no. 4,589/2017, establishing, until the end of each fiscal year, the limit for the following year. The maximum amounts defined for the 2018 financial year are up to R$17.0 billion for Union guaranteed operations and up to R$7.0 billion for operations without Union guarantee. As a result of these limits, we may have difficulty in obtaining financing from Brazilian and international financial institutions, which could create difficulties in the implementation of our investment plan. Additionally, some of our concession contracts have provisions that limit our permitted level of indebtedness, which could also affect our ability to obtain necessary financing. As a result of these regulations and provisions, our capacity to incur debt from certain sources is limited, which could negatively affect the implementation of our investment plan.

Cyber attacks or breach of security of our data center may result in disruption of our operations or leakage of confidential information of the Company, our customers, third parties or interested parties and may cause financial losses, legal exposures and damage to our reputation.

We are the managers and owners of various confidential information related to our business and operations. In our ordinary course of business, we collect and store personal data of our customers in our data centers.

Despite our security measures, our information technology and infrastructure may be vulnerable to (i) attacks by hackers, which can access our safety net and steal our information, paralyze our operations or even cause power outages, or (ii) breaches due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or loss of information could affect our operations and could result in legal claims or proceedings under Brazilian laws that protect the privacy of personal information (among others) and damage our reputation.

If we are unable to conclude our investment program on schedule, the operation and development of our business could be adversely affected.

In 2018, we plan to invest approximately R$743.6 million in our generation and transmission activities (including Baixo Iguaçu HPP, Colíder HPP and SPCs of transmission lines), R$1,051.4 million in wind farms, R$790.0 million in our distribution activities, R$340.2 million in our telecommunications activities and R$3.4 million in others investments. Our ability to complete this investment program depends on multiple factors, including our ability to charge sufficient fees for our services and a variety of regulatory and operational contingencies. There is no assurance that we will have the financial resources to complete our proposed investment program, and our inability to do so may adversely affect the operation and development of our business leading to the imposition of fines levied by ANEEL as well as a reduction in tariff levels.

We are largely dependent upon the economy of the State of Paraná.

Our distribution market for the majority of our sales of electricity is located in the State of Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná. We cannot assure you that economic conditions in Paraná will be favorable to us in the future. The GDP (gross domestic product) of the State of Paraná increased 2.5% in 2017, while Brazil’s GDP increased 1.0% during the same period.

The recessive economic environment of recent years led to the reduction of energy consumption in the State of Paraná and in Brazil as a whole, resulting in leftover energy in the interconnected system, consequently reducing (i) short-term prices and (ii) prices negotiated in the free market. At the same time, prices in the regulated market have risen steadily as a result of supply deficiencies on the part of contracted energy by distributors and high prices in the short-term market in previous years. As a result, consumers consistently migrated into the free market and, therefore, the captive market of distributors suffered a reduction in 2016 and 2017. A reduction in the captive market often leads to distributors selling excess contracted energy in the short-term market. This short-term market is subject to relevant price fluctuations. Whenever the price in the short-term market is lower than the price paid by the distributor in its long-term energy purchase agreement, the sale of energy in the short-term market is made at a loss, which may not be recovered in the future.

Deteriorating economic conditions in the State of Paraná and increasing energy prices may affect both the ability of our distribution costumers to pay amounts they owe us, as well as increase the number of our commercial losses. An increase in our commercial losses or uncollected receivables could materially adversely affect our business, financial condition and results of operations.

An increase in electricity prices, as well as poor economic performance in the State of Paraná, would affect the ability of some of our distributions customers to pay amounts owed to us. As of December 31, 2017, our past due receivables with Final Customers were approximately R$565.0 million in the aggregate, or 12.1% of our revenues from electricity sales to Final Customers for the year ended December 31, 2017, and our allowance for doubtful accounts related to these receivables was R$168.2 million. See Note 7 to our audited consolidated financial statements.

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

The operation of complex electricity generation, transmission and distribution systems and networks involves various risks, such as operational setbacks and unexpected interruptions, caused by accidents, breakdown or failure of equipment or processes, performance below expected levels of availability and efficiency of assets, or disasters (such as explosions, fires, natural phenomena, landslides, sabotage, vandalism, and similar events). In addition, operational decisions by authorities responsible for the electricity network, environment matters, operations and other issues affecting the electricity generation, transmission or distribution could have an adverse effect on the performance and profitability of the operations of our generation, transmission and distribution systems. If these issues occurred, our insurance may be insufficient to wholly account for the costs and losses that we may incur as a result of the damages caused to our assets, or due to outages.

Further, the revenues that our subsidiaries generate from establishing, operating and maintaining their facilities are related to the availability of equipment and assets, and to the quality of the services (continuity and service in accordance with levels demanded by regulations). Under the related concession contracts, we and our subsidiaries are subject to: (i) a reduction  of the distributor revenue as a result of the reduction of the so-called “Portion B” allocation in the revenue calculation formula; (ii) a reduction of the Permitted Annual Revenue - APR (Receita Anual Permitida, or RAP), for the transmission companies; (iii) the effects of the Availability Factor (Fator de Disponibilidade, or FID) and the offtake guarantee levels for the generation facilities; and (iv) the application of penalties and payment of compensation amounts, depending on the scope, severity and duration of non-availability of the services and equipment. Therefore, outages or stoppages in our generation, transmission and distribution facilities, or in substations or networks, may cause a material adverse effect on our business, financial situation and results of operations.

Failures in dams under our responsibility may cause serious damages to the affected communities, to our results and to our reputation.

Dams are important infrastructures to our business, accounting for the majority of our energy generation capacity. However, in any dam, there is an intrinsic risk of ruptures caused by different internal or external factors. Therefore, we are subject to the risk of a dam failure that could have repercussions much greater than just the loss of hydroelectric power generation capacity. A dam failure may result in economic, social, regulatory and environmental damages and potential loss of human life in the communities downstream from the dams, which may have a material adverse effect in the image, business, operational results of operations and financial conditions of the Company.

We are exposed to behaviors that are incompatible with our ethical and compliance standards, and we may be unable to prevent, detect or remediate them in time, which may cause material adverse effects in our operational results, financial condition and reputation.

We have a range of internal rules and controls, including a Governance, Risk and Compliance Office, with the aim to guide our managers, employees and third-party contractors, and to reinforce our ethical principles and rules of professional conduct. However, due to the wide distribution and outsourcing of the production chains of our suppliers, we are not able to control all possible irregularities of the latter and we are not able to ensure that our selection processes will be sufficient to avoid that our suppliers have problems related to compliance with applicable law, sustainability or outsourcing of the production chain under inadequate safety conditions.

Furthermore, we are subject to the risk that our employees, contractors or any person that may do business with us may involve themselves in fraudulent activities, corruption or bribery, circumventing our internal controls and procedures, misappropriating our assets or using them for private benefit to the detriment of the Company’s interests. This risk is increased by the fact that our portfolio includes affiliated companies, such as special purpose companies, some of which we do not hold a controlling interest in.

Our systems may not be effective in all circumstances. Any failure in our capacity to prevent or detect noncompliance with the applicable governance rules or regulatory obligations may cause damages to our reputation or other material adverse effects to our results of operation or financial condition.

The rules for electricity trading and market conditions may affect the sale prices of electricity.

Our energy trading business is strongly affected by regulatory changes that impact the methodology used for short term energy price formation.

We perform trading activities through power purchase and sale agreements, mainly in the Free Market, through our generation and trading companies. Agreements in the Free Market may be entered into with other generation and trading entities and mainly with Free Customers.

Energy trading is affected by changes in the methodology used to calculate energy prices in the short-term (PLD). PLD is determined by the results of optimization models of operation of the interconnected systems used by the ONS and by CCEE. In such determination, there may be data entry errors or errors in the model, which may lead to an unexpected change of the PLD and possible future republications of the PLD. Thus, there is a risk for the commercial business with respect to the alteration of these models, data entry errors and republishing of the PLD, which may cause market uncertainty, reduction of liquidity, and financial losses with unexpected price variation. Additionally, any change in the energy trading rules related to the increase of restrictions for the entry of new consumers in the Free Market may affect the expansion of our energy trading business.

Our energy trading companies, Copel Comercializacao and Copel GeT, that operate in the Free Market may decide, based on market conditions, to operate in long and short positions and may present financial losses for certain periods. To operate in long positions means that we buy electricity that will be delivered to us only in the future and sell it before the delivery is due, expecting the price to go up in the short-term market. To operate in short positions means that we sell electricity that needs to be delivered only in the future, but buy it before the delivery is due expecting the price to go down in the short-term market.

Our management has identified material weaknesses in our internal controls and has concluded that our internal controls over financial reporting, with respect to the issues classified as material weaknesses, were not effective as of December 31, 2017, which may adversely affect our business and our operating results

Our management, fiscal council and internal auditors assess the effectiveness of our controls framework and reporting procedures in accordance with SEC rules, including the effectiveness of our internal controls over financial reporting. This analysis adopts the criteria established in the Internal Control - Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission – COSO.

During this evaluation, our management identified material weaknesses in our internal controls in 2017. These material weaknesses refer to our internal controls over (i) monitoring and authorizations of certain transactions in non-wholly owned subsidiaries, (ii) financial reporting related to the accounting of bonds and securities and taxes on regulatory assets, (iii) general information technology (IT) controls for the controlled companies, (iv) the review of estimates used in analyzing the impairment of fixed generation assets and (v) the identification of proceedings that may impact the risk provision for contingencies. In view of these weaknesses, our management concluded that our internal control over financial reporting was not effective as of December 31, 2017 with respect to the items classified as material weakness.

Although we have developed plans to remedy these material weaknesses, we cannot be certain that there will be no other material weaknesses in our internal control over financial reporting in the future. Therefore, we may be unable to report our results of operations for future periods accurately and in a timely manner and make our required filings with government authorities, including the SEC. Any of these occurrences could adversely affect our business and operating results and could generate negative market reactions, potentially leading to a decline in the price of our shares, ADSs and debt securities.

Risks Relating to the Brazilian Electricity Sector and Other Sectors that We Operate

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

The concession agreement of our controlled company Compagas is under discussion with the granting authority

Compagas has entered into a concession agreement with the State of Paraná, as Granting Authority, pursuant to which the concession shall expire on July 6, 2024. The purpose of this concession is to provide piped gas distribution services and other related activities, to all segments of the consumer market, either as raw material or for the purpose of power generation or other uses made possible by technological advances.

The gas concession agreement is part of theo called “bifurcated model”, where part of the investments made by the concessionaire is paid by the users of the public service and the remaining part is indemnified by the granting authority, the State of Paraná, at the end of the concession.

On December 7, 2017, the State of Paraná enacted Complementary Law no. 205, setting forth a new interpretation regarding the expiration date of the concession, leading to the understanding that the new expiration date will be January 20, 2019. The management of Compagas, its controlling shareholder and other shareholders are analyzing and questioning the effects of such law, as they understand that these effects are not consistent with the terms set forth in the current concession agreement.

Therefore, in the event of non-extension of the concession, even if Compagas is entitled to compensation for the investments made in the last 10 years prior to the end of the concession, the financial condition and results of operations of our controlled company may be adversely affected.

Our operating results depend on prevailing hydrological conditions, which have been volatile recently. The impact of water shortages and resulting measures taken by the government to conserve energy may have a material adverse effect on our business, financial condition and results of operations.

We are dependent on the prevailing hydrological conditions throughout Brazil and in the geographic region in which we operate. According to data from ANEEL, approximately 64.0% of Brazil’s installed capacity currently comes from hydroelectric generation facilities. Hydrological conditions in our region, and Brazil in general, are frequently subject to changes because of non-cyclical deviations in average rainfall.

From 2012 to 2015, Brazil experienced a period of low rainfall. Poor hydrological conditions could lead the Brazilian government to institute a rationing program, which would require that our distribution business distribute less energy to Final Customers. Our distribution business would be adversely affected by a mandatory rationing program because its revenues are partially based on the volume of electricity it provides through our distribution grid to Final Customers. However, a mandatory rationing program involves a predictable decrease in energy, which would allow our distribution business to better estimate the amount of electricity it must purchase in order to sell to Final Customers. In addition, in the context of a formal rationing program, our distribution business would be fully compensated for the amount of energy that it purchased prior to the rationing period in excess of the amount of energy it is allowed to distribute under the rationing program, through automatic adjustment in its energy supply contracts.

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

Furthermore, in the absence of a formal rationing program, our distribution business is not compensated for the amount of energy it had previously contracted that now exceeds the newly-depressed Final Customer demand. Even after a conservation or rationing program ends, it may take several years for demand by Final Customers to fully recover, if at all. Deteriorating hydrological conditions may, therefore, have a material adverse effect on our distribution business.

                In 2014 and 2015 the Brazilian Federal Government provided and facilitated various forms of assistance to distribution concessionaires experiencing cash flow difficulties arising from poor hydrological conditions, which had increased their energy acquisitions costs thereby resulting in mismatches of cash flow in the short-term. These forms of assistance included funding from the CDE Account, credit facilities contracted by the CCEE through the ACR Account and the new “Bandeira Tarifária” system. There is no assurance that the Federal Government will continue this assistance, or that the Federal Government will continue it on favorable terms or that it will be sufficient to cover our losses. See “Item 4. Information on the Company—Energy Sector Regulatory Charges—CDE” and “Item 4. Information on the Company—Energy Sector Regulatory Charges— Regulated Market Account – ACR Account”.

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

The Generation Scaling Factor, or GSF, is a factor used to adjust the guaranteed power output and represents the ratio between the total power produced by the hydroelectric plants that integrate the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE) and their guaranteed power outputs. This represents, on average, the amount of energy committed to energy generation contracts. If there are excessively low flow rates, the GSF equals to less than 1 and the hydroelectric generators that contracted their guaranteed power outputs have to incur additional costs to acquire energy in the spot market to fulfill their obligations. As Brazil experienced an unusually severe drought between 2012 and 2015, its energy generation was below its expected levels.

In 2015, the financial effects of the GSF on the generation companies were discussed. There was a broad sector debate on the effects of, and solutions for the GSF from an administrative, regulatory, business and legal perspective. Accordingly, Law No. 13,203, dated December 8, 2015, and ANEEL Resolution No. 684, dated December 11, 2015, established the criteria for the approval and the conditions for the renegotiation of the hydrological risks borne by certain hydroelectric generation companies. Pursuant to such new rules, the generators could share their hydrologic risks with consumers, through the payment of a “risk premium”. Copel Geração e Transmissão and Elejor filed a request for the renegotiation of the hydrological risk of HPPs Mauá, Foz do Areia, Santa Clara and Fundão, which was consented through ANEEL Decisions No. 84/2016 and 43/2016, respectively. Subsequently, in 2017 Copel Geração e Transmissão  filed another request for the renegotiation of the hydrological risk of HPPs Cavernoso II e Baixo Iguaçu, which was consented through ANEEL Decision Nº 4101/2017. For more information, see Note 14.1 to our audited consolidated financial statements.

In addition, in an extreme scenario, given the increased presence of thermal generation in the national electric matrix, if a shortage of natural gas were to occur, this would increase the general demand for hydroelectric energy in the market and therefore increase the risk that a rationing program would be instated.

Regarding our energy trading business, the effect of volatility in hydrological conditions is the increase of the variation of energy price , which in turn increases the spot market volatility, thus affecting our operating results.

Spot price (PLD) is determined by mathematical models that consider the prevalence of hydroelectric plants in the Brazilian generation context, hydrological conditions, energy demand, fuel prices, deficit costs, the entry of new projects and the availability of generation and transmission equipment, and aim to find an optimal balance between the present benefit of water usage and the future benefit of its storage, measured in terms of the expected economy of the fuels in thermoelectric plants.

When there is great availability of hydrological resources, the spot price tends to remain at lower levels, which may not be enough to (i) cover the generation costs of this very same energy (when related to our generation business) and (ii) cover the cost of the power purchase and sale agreement in our energy trading business.

Conversely, if hydrological availability is affected, spot prices tend to increase significantly, in addition to occasionally impacting the GSF, which may adversely impact our costs of energy purchases, as the price set forth in power purchase and sale agreements may not be sufficient.

The construction, expansion and operation of our generation, transmission and distribution facilities and equipment involve significant risks that may cause the loss of revenues or increase of expenses.

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

Our distribution concession agreement and Brazilian law establish a price cap mechanism that permits three types of tariff adjustments: (i) annual adjustment (reajuste anual), (ii) periodic revision (revisão periódica), and (iii) extraordinary revision (revisão extraordinária). We are entitled to apply each year for the annual revision, which is designed to offset some effects of inflation on tariffs and pass through to customers certain changes in our cost structure that are beyond our control, such as the cost of electricity we purchase from certain sources and certain other regulatory charges, including charges for the use of transmission facilities. In addition, ANEEL carries out a periodic revision every five years that is aimed at identifying variations in our costs as well as setting a factor based on our operational efficiency that will be applied against the index of our ongoing annual tariff revision, the effect of which is to ensure that we share the benefits of improved economies of scale with our customers. At any time, we may also request an extraordinary revision of our tariffs in the case of a significant and unexpected event, including if such an event significantly alters our cost structure.

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

As of December 31, 2017, we had 191 Free Customers, representing approximately 5.1% of our consolidated operating revenues and approximately 10.6% of the total volume of electricity we sold to Final Customers.

Until March 31, 2018, Copel GeT  signed 5 additional agreements with Free Customers in our generation business. Our contracts with Free Customers are typically for periods ranging between two years and five years in our generation business.

Approximately for Copel GeT, 9.4% of the megawatt-hours sold under contracts to Free Customers expired in 2017. These customers represented approximately 2.7% of the total volume of electricity that Copel GeT sold in 2017, and approximately 2.2% of Copel GeT operating revenues from energy sales for that year. There can be no assurance that Free Customers will enter into contracts or extend their current contracts to purchase energy from us.

Additionally, it is possible that our large industrial clients could be authorized by ANEEL to generate electric energy for their own consumption or sale to other parties, in which case they may obtain an authorization or concession for the generation of electric power in a given area, which could adversely affect our results of operations.

Regarding our energy trading company, as of December 31, 2017, we had 139 Free Customers, representing approximately 0.9% of our consolidated operating revenues and approximately 3.2% of the total volume of electricity we sold to Final Customers.

We may be forced to purchase or sell energy in the spot market at higher or lower prices if our forecasts for energy demand are not accurate, if there is a shortage of energy supply available in the regulated market or if energy we contract is not delivered, and we may not be entitled to pass on any increased costs or incurred losses to our Final Customers in a timely manner, or at all.

Under the New Industry Model Law, electric energy distributors, including us, must contract to purchase, through public bids conducted by ANEEL, 100% of the forecasted electric energy demand for their respective distribution concession areas, up to seven years prior to the actual delivery of electric energy. We cannot guarantee that our forecasts for energy demand in our distribution concession area will be accurate. If our forecasts fall short of actual electricity demand, or if we are unable to purchase energy through the regulated market due to lack of energy supply in the market, or if a generation company fails to deliver energy that was previously contracted, we may be forced to make up for the shortfall by entering into short-term agreements to purchase electricity in the spot market where we may pay significantly more for energy without being able to pass on these increased costs to our Final Customers. In addition, if we underestimate our distribution energy needs, we may be subject to penalties imposed by the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or “CCEE”). Moreover, if our forecasts surpass actual demand by more than the allowed margin (105% of actual demand), including where demand is depressed due to government campaigns in response to poor hydrological conditions or due to reduced economic activity, we will not be able to pass on to our Final Customers the cost of the excess energy that we acquire.

In 2016, as a consequence of the country’s economic crisis and the increase in the number of Free Customers who were attracted by lower prices in the free market, several distribution companies were contracted above 105% of their actual demand. As a result, those companies incurred losses arising from the sale of the excess energy at lower prices in the spot market. On the other hand, facing this same scenario in 2017, the distribution companies sold the surplus energy at a higher price in the spot market, resulting in the possibility of earnings.

On August 28, 2017 the Decree 9.143/2017 was published, recognizing the involuntary nature of energy surplus arising from the migration of consumers to the Free Market and, for the year 2018, this problem is expected to be solved. However, we cannot ensure the results of such new rules and their impact on our operations.

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

We are the controlling shareholders of a company that operates a gas distribution business (Compagas) and we are consequently exposed to risks inherent to this sector.

                We control a business in the gas distribution sector, which is operated by Companhia Paranaense de Gas – Compagas. This company is entitled to exclusive rights with respect to the supply of piped gas in the State of Paraná. The clients of this business are thermoelectric plants, cogeneration plants, gas stations, other companies and residences.

                Businesses in the gas distribution sector are subject to a broad set of risks inherent to its operation, including among the main ones:

•          Regulatory instability,

•          Shortage of natural gas,

•          Depending on a single supplier in Brazil,

•          Capacity of financing expansion,

•          Operational failures and accidents in distribution,

•          Performance of outsourced service providers,

•          Alternative energy sources,

•          Quality in service.

                As a result of these uncertainties, there is no guarantee that the purposes of our gas distribution business will be achieved, which may have an adverse effect on our results of operations and our business.

We are the controlling shareholders of a company that operates a telecommunications business (Copel Telecomunicações S.A.) and we are consequently exposed to the risks inherent to this sector.

                We control a business in the telecommunications sector under an authorization granted by the National Telecommunications Agency (Agência Nacional de Telecomunicações – ANATEL). This business provides telecommunications services through the use of fiber optics. It also provides a number of telecommunications services to other companies of the Copel group.

                Businesses in the telecommunications sector are subject to a broad set of risks inherent to its operation, such as:

•          Regulatory instability,

•          Increase in competition,

•          Technological changes,

•          Capacity of financing our expansion,

•          Failures in technological systems and information security,

•          Performance of outsourced service providers,

•          Exchange rate fluctuations,

•          Variation in operating costs,

•          Operational failures,

•          Quality in service.

                As a result of these uncertainties, there is no guarantee that the purposes of our telecommunications business will be achieved, which may have an adverse effect on our results of operations and our business.

Risks Relating to Brazil

The Brazilian Government has significant influence over the Brazilian economy. Brazilian economic and political conditions— and investor perception of these conditions— have a direct impact on our business, financial condition, results of operation and prospects.

Historically, the country’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration, the downgrading of credit ratings of the Brazilian government and Brazilian issuers, and heightened volatility in the securities issued abroad by Brazilian companies.  In August 2016, the Brazilian Congress approved the impeachment of the Brazilian president.  Also, ongoing corruption investigations have led to charges against former and current public officials, members of several major political parties and directors and officers of many Brazilian companies. In addition, Brazil’s next presidential and federal legislative election will be in October 2018.  We cannot predict the outcome of these elections or whether the elections will result in changes in Brazilian governmental and economic policies or in the Brazilian energy industry.  Political instability and the upcoming elections may aggravate economic uncertainties in Brazil and increase volatility of securities of Brazilian issuers.

Additionally, the Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy and often changes monetary, credit, exchange and other policies to influence Brazil’s economy. Our business, financial condition, results of operations and prospects may be adversely affected by changes in government policies, as well as other factors including, without limitation:

• fluctuations in the exchange rate;

• inflation;

• changes in interest rates;

• exchange control policies;

• fiscal policy and changes in tax laws;

• other political, diplomatic, social and economic developments that may affect Brazil or the international markets;

• controls on capital flows; and/or

• limits on foreign trade.

In the last few years, Brazil faced an economic recession, adverse fiscal developments and political instability.  Brazilian GDP grew by 1.0% in 2017 but declined by 3.6% in 2016 and by 3.9% in 2015.  Unemployment rate was 12.7% in 2017, 11.5% in 2016 and 6.9% in 2015.  Inflation, as reported by the consumer price index (IPCA), was 2.95% in 2017,  6.29% in 2016 and 10.67% in 2015.  The Brazilian Central Bank’s base interest rate (SELIC) was 7.00% on December 31, 2017, 13.75% on December 31, 2016 and 14.25% on December 31, 2015.  Future economic, social and political developments in Brazil may impair our business, financial condition or results of operations, or cause the market value of our securities to decline.

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

Fluctuations in the value of the Brazilian real against foreign currencies may result in uncertainty in the Brazilian economy and the Brazilian securities market, which could have a material adverse effect on our net income and cash flow.

In recent years, the Brazilian real has fluctuated in value against foreign currencies, and the value of the real may rise or decline substantially from current levels. Over the course of 2015, the value of the Brazilian real declined more than 48% against the U.S. Dollar, and on September 23, 2015 reached its lowest value since the introduction of the currency. In contrast, in the course of 2016, the Brazilian real appreciated 16.5% against the U.S. Dollar, following a year of intense volatility. In 2017, the Brazilian real was  subject to relative stability. As of December 31, 2017, the real vs. U.S. dollar exchange rate was R$3.31 to US$1.00, depreciating only 1.5% against the U.S. Dollar, compared to the exchance rate recorded on December 31, 2016. Depreciation of the real increases the cost of servicing our foreign currency-denominated debt and the cost of purchasing electricity from the Itaipu – a hydroelectric facility which is one of our major suppliers and adjusts its electricity prices based in part on its U.S. dollar costs. Depreciation of the real also creates additional inflationary pressure in Brazil that may negatively affect us. Indeed, depreciation generally curtails access to international capital markets and may prompt government intervention. It also reduces the U.S. dollar value of our dividends and the U.S. dollar equivalent of the market price of our common shares and the ADSs. For additional information about historical exchange rates, see “Exchange Rates”.

Inflation and governmental measures to curb inflation may contribute to economic uncertainty in Brazil, and could reduce our margins and the market price of the Class B Shares and ADSs.

Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rates of inflation, measured in accordance with the variation of the Índice Geral de Preços - Disponibilidade Interna (“IGP-DI”) index, were 0.8% for the three-month period ended March 31, 2018, (0.4)% in the year 2017, 7.2% in 2016 and 10.7% in 2015. 2017 was a year of stabilizing inflation rates. Brazilian inflation rates observed in 2017 were below the government’s desired rate, but this scenario can change abruptly as a consequence of facts beyond our control. The Brazilian government has in the past taken measures to combat inflation, such as raising the basic Selic interest rate to elevated levels, and public speculation about possible future government actions has had significant negative effects on the Brazilian economy. This speculation may increase in 2018, when a new presidential election will occur in Brazil. Although our concession contracts provide for annual adjustments based on inflation indexes, if Brazil experiences substantial inflation in the future, and the Brazilian government adopts inflation control policies similar to those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and could lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Allegations of political corruption against the Brazilian federal government and the Brazilian legislative branch could create economic and political instability.

Currently, several former and current members of the Brazilian executive and legislative branches of government are being investigated as a result of allegations of unethical and illegal conduct identified by the Operation Car Wash (Operação Lava-Jato) being conducted by the Office of the Brazilian Federal Prosecutor, and a number of politicians and businessmen have been arrested. The potential outcome of these investigations is unknown, but they have already had an adverse impact on the image and reputation of the investigated companies, in addition to adversely impacting general market perception of the Brazilian economy, including our business, financial condition and results of operations, as well as the trading price of our common shares and ADSs. Moreover, the conclusion of these proceedings or further allegations of illicit conduct could have additional adverse effects on the Brazilian economy. We cannot predict whether such allegations will lead to further instability or whether new allegations against key Brazilian government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations and their effect on the Brazilian economy.

In addition, the Brazilian economy continues to be subject to the effects of the impeachment of President Dilma Rousseff on August 31, 2016. Vice-President Michel Temer was sworn in as the new President of Brazil until the next presidential election in October 2018, but political uncertainty has remained. We cannot predict the effects of these recent developments and the current ongoing political uncertainties on the Brazilian economy.

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

International investors generally consider Brazil to be an emerging market. Historically, adverse developments in the economies of emerging markets have resulted in investors’ perception of greater risk from investments in such markets. Such perceptions regarding emerging market countries have significantly affected the market value of securities of Brazilian issuers. Furthermore, although economic conditions are different in each country, investors’ reactions to developments in one country can impact the prices of securities in other countries, including those in Brazil, and this may diminish investors’ interest in securities of Brazilian issuers, including ours.

Risks Relating to the Class B Shares and ADSs

As a holder of ADSs, you will generally not have voting rights at our shareholders’ meetings.

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

As a holder of ADSs, you will have fewer and less well-defined shareholders’ rights in Brazil than in the United States and certain other jurisdictions.

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

You will not be able to exercise the preemptive rights relating to the Class B Shares underlying your ADSs unless a registration statement under the United States Securities Act of 1933, as amended (“Securities Act”), is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Therefore, the Depositary will not offer rights to you as a holder of the ADSs unless the rights are either registered under provisions of the Securities Act or are subject to an exemption from the registration requirements. We are not obligated to file a registration statement with respect to the shares or other securities relating to these rights, and we cannot assure you that we will file any such registration statement. Accordingly, you may receive only the net proceeds from the sale of your preemptive rights by the Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. If you are unable to participate in rights offerings, your holdings may also be diluted.

Sales of a substantial number of shares, or the perception that such sales might take place, could adversely affect the prevailing market price of our shares or ADSs.

As a consequence of the issuance of new shares, sales of shares by existing share investors, or the perception that such a sale might occur, the market price of our shares and, by extension, of the ADSs may decrease significantly.

Future equity issuances may dilute the holdings of current holders of our shares or ADSs and could materially affect the market price for those securities.

We may in the future decide to offer additional equity to raise capital or for other purposes. Any such future equity offering could reduce the proportionate ownership and interests of holders of our shares and ADSs, as well as our earnings and net equity value per share or ADS. Any offering of shares and ADSs by us or our main shareholders, or a perception that any such offering is imminent, could have an adverse effect on the market price of these securities.

You may not receive dividend payments if we incur net losses or our net profit does not reach certain levels.

Under Brazilian Corporate Law and our by-laws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net profit for the preceding fiscal year, with holders of preferred shares having priority of payment. According to our bylaws, Class A Shares and Class B Shares are entitled to receive annual, non-cumulative minimum dividends, which dividend per share shall be at least 10% higher than the dividends per share paid to the holders of the Common Shares. Class A Shares have a dividend priority over the Class B Shares, and Class B Shares have a dividend priority over the Common Shares.

If we realize a net profit in an amount sufficient to make dividend payments, at least the mandatory dividend is payable to holders of our preferred and common shares. After payment of the mandatory dividend, we can retain profits as statutory profit reserves for investments or capital reserves. If we incur net losses or realize net profits in an amount insufficient to make dividend payments, including the mandatory dividend, our management may recommend that dividend payments be made using the statutory profit reserve after accounting for the net losses for the year and any losses carried forward from previous years. In the event that we are unable to declare dividends, our management may nevertheless decide to defer payment of dividends or, in limited circumstances, not to declare dividends at all. We cannot make dividend payments from our legal reserve and capital reserve accounts.

Additionally, in accordance with Brazilian Corporate Law, in fiscal years in which the amount of mandatory dividends exceeds the amount of realized net profits, according to the parameters set forth in this law, management may suggest the formation of a reserve for realizable profits. This reserve can be offset with any losses and then used for paying mandatory dividends.

Holders of our ADSs may be unable to enforce judgments against our directors or officers.

All of our directors and officers named in this annual report reside in Brazil. Substantially all of our assets, as well as the assets of these persons, are located in Brazil. As a result, it may not be possible for holders of our ADSs to effect service of process upon us or our directors and officers within the United States or other jurisdictions outside Brazil, attach their assets or enforce against us or our directors and officers judgments obtained in the United States or other jurisdictions outside of Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, holders of ADSs may face greater difficulties in protecting their interest in actions against us or our directors and officers than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States.

Judgments of Brazilian courts with respect to our shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our shares, we will not be required to discharge any such obligations in a currency other than reais (R$). Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais (R$) may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and any such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non Brazilian investors with full compensation for any claim arising out of, or related to, our obligations under our shares.

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

Instability of the exchange rate could adversely affect the value of remittances of dividends outside of Brazil and also the market price of the ADSs.

Many Brazilian and global macroeconomic factors have an influence on the exchange rate. In this context, the Brazilian federal government, through the Central Bank, has in the past occasionally intervened for the purpose of controlling unstable variations in exchange rates. We cannot predict whether the Central Bank or the federal government will continue to allow the real to float freely or whether it will intervene through a system involving an exchange rate band, or the use of other measures.

As a result, the real might fluctuate substantially in relation to the United States dollar, and other currencies, in the future. That instability could adversely affect the equivalent in US dollars of the market price of our shares, and as a result the prices of our ADSs and also outward dividends remittances from Brazil. For more information, see “Item 3. Key Information – Exchange Rates”.

Changes in economic and market conditions in other countries, especially Latin American and emerging market countries, may adversely affect our business, results of operations and financial condition, as well as the market price of our shares, preferred ADS and common ADSs.

The market value of the securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American countries and emerging market countries. Although the economic conditions of such countries may differ significantly from the economic conditions of Brazil, the reactions of investors to events in those countries may have an adverse effect on the market value of the securities of Brazilian issuers. Crises in other emerging market countries might reduce investors’ interest in the securities of Brazilian issuers, including our Company. In the future, this could make it more difficult for us to access the capital markets and finance our operations on acceptable terms or at all. Due to the characteristics of the Brazilian power industry (which requires significant investments in operating assets) and due to our financing needs, if access to the capital and credit markets is limited, we could face difficulties in completing our investment plans and refinancing our obligations, and this could adversely affect our business, results of operations and financial condition.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares or ADS.

Law No. 10,833 of December 29, 2003, provides that the disposition of assets located in Brazil by a non resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our common or preferred shares by a nonresident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADS between nonresidents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADS, this tax law would accordingly result in the imposition of withholding taxes on the disposition of our ADS by a non-resident of Brazil to another non-resident of Brazil.

Item 4. Information on the Company

The Company

We engage in the generation, transmission, distribution and sale of electricity mainly in the Brazilian State of Paraná, pursuant to concessions granted by ANEEL, the Brazilian regulatory agency for the electricity sector. We also provide telecommunications and other services.

As of December 31, 2017, we generated electricity from seventeen (17) hydroelectric plants, twelve (12) wind plants and one (1) thermoelectric plant, for a total installed capacity of 5,024.0 MW, of which, approximately 99.6% is derived from renewable sources. Including the installed capacity of generation companies in which we have an equity interest, our total installed capacity is 5,675.9 MW. Our electric power business is subject to comprehensive regulation by ANEEL.

We hold concessions to distribute electricity in 394 of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. As of December 31, 2017, we owned and operated 2,698.3 km of transmission lines and 196,951.2 km of distribution lines, constituting one of the largest distribution networks in Brazil. Of the electricity volume we supplied in 2017 to our Final Customers:

•         31.6% was to industrial customers;

•         29.2% was to residential customers;

•         19.9% was to commercial customers; and

•         19.3% was to rural and other customers.

Key elements of our business strategy include the following:

•         expanding our power generation, transmission, distribution, and telecommunication systems;

•         expanding our generation business’ sales to Free Customers both inside and outside of the State of Paraná;

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

Our revenues for each of the last three (3) financial years by activity are described in “Item 5. Operating and Financial Review and Prospects - Results of operations for the years ended December 31, 2017, 2016 and 2015”.

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

Currently, we are the largest energy company in the State of Paraná. We are a corporation incorporated and existing under the laws of Brazil, with the legal name Companhia Paranaense de Energia – Copel. Our head offices are located at Rua Coronel Dulcídio, 800, CEP 80420-170 Curitiba, Paraná, Brazil. Our telephone number at the head office is +55 (41) 3222-2027 and our website is www.copel.com. The commercial name of each of our businesses is provided as follows.

Relationship with the State of Paraná

The State of Paraná owns 58.6% of our Common Shares and, consequently, has the ability to control the election of the majority of the members of our Board of Directors, members of our Fiscal Council, the appointment of senior management and our direction, future operations and business strategy.

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

In September 2017, in order to optimize the management of operating activities, the Company carried out an organizational restructuring of its wholly-owned subsidiary Copel Renováveis S.A., whose activities were absorbed by Copel Geração e Transmissão S.A.

Copel currently has five wholly-owned subsidiaries, which are Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Telecomunicações, Copel Comercialização S.A. and Copel Renováveis S.A.

The current organization of the group is as described as follows. All of our subsidiaries are incorporated in the Federative Republic of Brazil and subject to the Brazilian law.

BUSINESS

In the past, our generation and distribution businesses were integrated, and we sold most of the electricity we generated to the customers of our distribution business. This changed as a result of the implementation of the New Industry Model Law, enacted in 2004. Today, open auctions on the regulated market are still one of the primary channels by which our distribution business purchases energy to resell to Captive Customers and one of the channels by which our generation business generates revenues. Our generation business only sells energy to our distribution business through auctions in the regulated market. Moreover, our distribution business, like other certain Brazilian distribution companies, is also required to purchase energy from Itaipu, in an amount determined by the Brazilian government based on our proportionate share in the Brazilian electricity market. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry”.

The following table shows the total electricity we (i) generated through entities in which we hold a 100.0% shareholding stake and the 51.0% of energy generated by Mauá Hydroelectric Plant (corresponding to the interest we hold in this asset) and (ii) purchased in the last five years, broken down by the total amount of electricity generated and purchased by Copel Geração e Transmissão and Wind Farms, and the total amount of electricity purchased by Copel Distribuição and Copel Comercialização.

	Year ended December 31,
	2017	2016	2015	2014	2013
	(GWh)
Copel Geração e Transmissão
Electricity generated(1)	19,867	25,850	24,960	24,605	24,420
Electricity purchased from others	1,055	141	401	612	2,505
Electricity received from the Interconnected System(1)	1,272	-	-	-	-
Total electricity generated and purchased by Copel Geração e Transmissão	22,194	25,991	25,361	25,217	26,925
Wind Farms(2)
Electricity generated	1,024	1,218	662	-	-
Electricity purchased from others	-	-	317	-	-
Total electricity generated and purchased by Wind Farms	1,024	1,218	979	-	-
Copel Distribuição
Electricity purchased from Itaipu(3)	5,934	5,958	5,941	5,870	5,193
Electricity purchased from Auction – CCEAR – affiliates	87	157	215	411	832
Electricity purchased from Auction – CCEAR – other	9,860	13,387	14,419	16,281	14,715
Electricity purchased from others	10,102	10,361	8,419	6,171	6,149
Total electricity purchased by Copel Distribuição	25,983	29,863	28,994	28,733	26,889
Copel Comercialização
Electricity purchased from others	2,674	59	-	-	-
Total electricity purchased by Copel Comercialização	2,674	59	-	-	-
Total electricity generated and purchased by Copel Geração e Transmissão, Copel Distribuição, Wind Farms and Copel Comercialização	51,875	57,131	55,334	53,950	53,814

(1)Includes the total capacity generated during the periods indicated. The total capacity generated might not be fully delivered due to technical and non-technical losses.

 (2) Electricity generated and purchased by our wind farm generation facilities which were under the supervision of Copel Renováveis until 2015. In December 2015, Copel Geração e Transmissão became responsible for the operation of these facilities.

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

	Year ended December 31,
	2017	2016	2015	2014	2013
			(GWh)
Copel Geração e Transmissão
Electricity delivered to Free Customers	3, 860	3,823	3,906	4,016	4,082
Electricity delivered to bilateral agreements	8, 504	7,682	6,675	7,392	5,233
Electricity delivered to Auction – CCEAR – affiliates	86	157	215	411	832
Electricity delivered to Auction – CCEAR – other	838	3,348	4,457	4,694	6,389
Electricity delivered to Spot Market – CCEE	4,657	1,762	2,137	1,773	1,942
Electricity delivered to the Interconnected System(1)	3,755	8,575	7,360	6,197	7,855
Total electricity delivered by Copel Geração e Transmissão	21,700	25,347	24,750	24,483	26,332
Wind Farms(2)
Electricity delivered to Auction – CCEAR – other	840	841	764	-	-
Electricity delivered to Auction – CER – other	357	358	269	-	-
Total electricity delivered by Wind Farms	1,197	1,199	1,033	-	-
Copel Distribuição
Electricity delivered to Captive Customers	19,743	22,328	24,043	24,208	22,926
Electricity delivered to distributors in the State of Paraná	543	614	699	699	620
Spot Market – CCEE(3)	2,403	3,611	910	368	43
Total electricity delivered by Copel Distribuição	22,689	26,553	25,652	25,275	23,589
Copel Comercialização
Electricity delivered to Free Customers	774	58	-	-	-
Electricity delivered to Spot Market – CCEE	1,882	1	-	-	-
Total electricity delivered by Copel Comercialização	18	59	-	-	-
Subtotal	48,260	53,154	51,435	49,758	49,921
Losses by Copel Geração e Transmissão, Copel Distribuição and Wind Farms(4)	3,615	3,977	3,899	4,192	3,893
Total electricity delivered by Copel Geração e Transmissão, Copel Renováveis, Copel Distribuição and Copel Comercialização, including losses	51,875	57,131	55,334	53,950	53,814

(1) Includes capacity made available but not fully delivered.

 (2) Electricity generated and purchased by our wind farm generation facilities which were under the supervision of Copel Renováveis until 2015. In December 2015, Copel Geração e Transmissão became responsible for the operation of these facilities.

(3) Includes the Mechanism for Compensation of Surpluses  and  Deficits (Mecanismo de Compensação de Sobras e Déficits - MCSD).

(4) Includes Technical, Non-technical and Basic network losses of Copel Distribuição and losses related to the allocation of agreements of Copel GeT.

Generation

As of December 31, 2017, considering only the entities in which we hold a 100.0% shareholding stake and 51.0% of the energy generated by Mauá Hydroelectric Plant (corresponding to the interest we hold in this asset), we operated and sold energy through 17 (seventeen) hydroelectric plants, 12 (twelve) wind plants and 1 (one) thermoelectric plant, with a total installed capacity of 5,024 MW. Our assured energy totaled an average of 2,131.6 MW in 2017. Our generation varies yearly as a result of hydrological conditions and other factors. We generated 20,891 in 2017, 27,068 GWh in 2016, 25,960 GWh in 2015, 24,605 GWh in 2014 and 24,420 GWh in 2013.

Considering the installed capacity of all of the generation companies in which we have an interest (equity or otherwise), our total installed capacity as of December 31, 2017, was 5,675.9 MW.

The generation of electrical energy at our power plants is supervised, coordinated and operated by our Generation and Transmission Operation Center in the city of Curitiba. This operation center is responsible for coordinating the operations related to approximately 99.9% of our total installed capacity, including some of the plants in which we hold only partial ownership interests.

Hydroelectric Generation Facilities

The following table sets forth certain information related to our main hydroelectric plants in operation during 2017:

Plant	Installed capacity	Assured energy (1)	Placed in service	Concession expires
	(MW)	(GWh/yr)
Foz do Areia	1,676.0	5,045.76	1980	September, 2023
Segredo	1,260.0	5,282.28	1992	November, 2029
Salto Caxias	1,240.0	5,299.80	1999	May, 2030
Capivari Cachoeira(2)	260.0	954.84	1971	January, 2046
Mauá	185.2(3)	883.24	2012	July, 2042
Others	101.0	512.29	N/A	N/A

(1) Values used to determine volumes committed for sale.

(2) On January 5, 2016, Copel Geração e Tramissão executed a concession agreement with ANEEL so that it will continue to operate this plant under an operation and maintenance regime until 2046.

(3) Corresponds to 51.0% of the installed capacity of the plant (363.0 MW) as we operate this plant through a consortium.

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

Our concession agreement for the Capivari Cachoeira Plant expired on July 7, 2015. Although Copel Geração e Transmissão did not elect to renew the original concession pursuant the 2013 Concession Renewal Law, it participated in the new competitive bidding process and won. On January 5, 2016, Copel GeT executed a concession agreement with ANEEL, allowing it to continue to operate this plant under an operation and maintenance regime until January 5, 2046. We paid a total of R$574.8 million as the signing bonus for this concession and we received an annual generation revenue (AGR) of R$144.1 million from January 5, 2016 to December 31, 2016. This AGR was subject to an annual tariff adjustment in July 2017, pursuant to the Aneel Resolution No. 2,265/2017, and was set as R$114.1 million for the period from July 2017 to June 2018.

The Capivari Cachoeira Plant has 260.0 MW of installed capacity and assured energy of 954.8 GWh/year. 100.0% of the energy generated by this plant in 2016 was allocated in quotas to the regulated market (this number was reduced to 70.0% starting on January 1, 2017). Copel GeT will no longer bear the hydrological risk for the energy allocated in quotas under the MRE associated with the Capivari Cachoeira Plant.

Mauá. The Mauá Hydroelectric Plant is located on the Tibagi River, in the State of Paraná. It was constructed between 2008 and 2012 by Consórcio Energético Cruzeiro do Sul, in which we hold a 51.0% interest and Eletrosul holds the remaining 49.0%. The facility is located approximately 250 kilometers from Curitiba, in the Municipality of Telêmaco Borba.

In addition to our generation facilities, we have ownership interests in several other hydroelectric generation companies.

Between 2004 and 2010, we were required by law to retain a majority of the voting shares of any company in which we obtained an ownership interest. Starting in 2010, it became possible for us to hold non-controlling interests in companies.

The following table sets forth information regarding the hydroelectric generation plants in which we had a partial equity interest as of December 31, 2017:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession expires
	(MW)	(GWh/yr)		(%)
Elejor Facility (Santa Clara and Fundão)	246.5	1,229.0	July, 2005 June, 2006	70.0	May, 2037(1) December, 2032
Dona Francisca	125.0	664.9	February, 2001	23.0	August, 2033
PCH Arturo Andreoli (Foz do Chopim)	29.1	178.6	October, 2001	35.8	April, 2030

 (1) Elejor Facility adhered on January 14, 2015, with the renegotiation of the hydrological risks, which caused the expiration date to be extended from 2036 to 2037.

Elejor Facility. The Elejor Facility consists of the Santa Clara and Fundão Hydroelectric Plants, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.5 MW, which includes two smaller hydroelectric generation units installed in the same location. Elejor signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. As of December 31, 2017, we own 70.0% of the common shares of Elejor, and Paineira Participações owns the remaining 30.0%.

Elejor is required to make monthly payments to the federal government for the use of hydroelectric resources, which in 2001 totaled R$19.0 million. This amount is adjusted on an annual basis by the IGP-M Index.

We have a power purchase agreement with Elejor, which provides that we will purchase all of the energy produced by the Santa Clara and Fundão facilities at a set rate until April 2019, to be adjusted annually in accordance with the IGP-M Index. In 2017, Elejor’s net revenues and net profits were R$291.6 million and R$96.2 million, respectively, while in 2016 its net revenues and net profits were R$263.7 million and R$49.1 million, respectively.

Dona Francisca. We own 23.03% of the common shares of Dona Francisca Energética S.A. (“DFESA”). The other shareholders are Gerdau S.A. with a 51.82% interest, Celesc S.A. with a 23.03% interest and Desenvix S.A. with a 2.12% interest. DFESA Hydroelectric Power Plant is located on the Jacuí River in the State of Rio Grande do Sul. The plant began full operations in 2001. In April 2015, we signed a new ten year power purchase agreement with DFESA, valued at R$17.0 million annually, under which Copel purchases 23.03% of DFESA’s assured energy (proportional to Copel’s stake).

In 2017, DFESA’s net revenues and net profits were R$70.7 million and R$38.5 million, respectively, while in 2016 its net revenues and net profits were R$70.2 million and R$34.3 million, respectively.

PCH Arturo Andreoli (“Foz do Chopim” Hydroelectric Plant). The Foz do Chopim Hydroelectric Plant is located on the Chopim River in the State of Paraná. We own 35.8% of the common shares of Foz do Chopim Energética Ltda., the entity that owns the Foz do Chopim Hydroelectric Plant. Silea Participações Ltda. owns the remaining 64.2%. The operation and maintenance of Foz do Chopim Hydroelectric Plant is performed by Copel Geração e Transmissão S.A. Energy supply agreements were executed at an average tariff of R$220.07/MWh. Foz do Chopim Energética Ltda. also has the authorization to operate Bela Vista SHP, a hydroelectric power plant that is located on the same river and has similar capacity. The process for obtaining the necessary installation environmental license is ongoing. In 2017, Foz do Chopim’s net revenues and net profits were R$40.8 million and R$29.8 million, respectively, while in 2016 its net revenues and net profits were R$40.8 million and R$29.9 million, respectively.

Wind Farm Generation Facilities

Since 2013 we have been expanding our energy generation capacity and diversifying our energy matrix through the development of renewable energy sources, like the construction and acquisition of wind farms in the State of Rio Grande do Norte. The following table sets forth certain information relating to our wind farm plants in operation:

Plant	Installed capacity	Assured Power	Placed in Service	Concession Expires
	(MW)	(Average MW)
São Bento Energia	94.0	46.3
Boa Vista	14.0	6.3	February, 2015	April, 2046
Olho d'Água	30.0	15.3	February, 2015	May, 2046
São Bento do Norte	30.0	14.6	February, 2015	May, 2046
Farol	20.0	10.1	February, 2015	April, 2046
Palmas	2.5	0.5	November, 1999	September, 2029
Copel Brisa Potiguar Wind Complex	183.6	98.4
Asa Branca I	27.0	14.2	August, 2015	April, 2046
Asa Branca II	27.0	14.3	September, 2015	May, 2046
Asa Branca III	27.0	14.5	September, 2015	May, 2046
Eurus IV	27.0	14.7	August, 2015	April, 2046
Santa Maria	29.7	15.7	April, 2015	May, 2047
Santa Helena	29.7	16.0	May, 2015	April, 2047
Ventos de Santo Uriel	16.2	9.0	May, 2015	April, 2047
São Miguel do Gostoso I(1)	108.0	57.1
Carnaúbas	27.0	13.1	June, 2015	April, 2047
Reduto	27.0	14.4	June, 2015	April, 2047
Santo Cristo	27.0	15.3	June, 2015	April, 2047
São João	27.0	14.3	June, 2015	March, 2047

 (1) Copel has a 49.0% interest in São Miguel do Gostoso I.

São Bento Energia. On February 25, 2015, the four wind farms (Boa Vista, Olho d’Água, São Bento do Norte and Farol) included in the São Bento Wind Farm Complex, located in the State of Rio Grande do Norte, began operations. With an installed capacity of 94 MW and assured energy of 46.3 average-MW. In August 2010, 43.7 average-MW of the energy generated at a weighted average price of R$134.40/MWh (annually adjusted by IPCA index) was sold to fifteen distribution concessionaires in ANEEL public auctions. The energy generated by these wind farms is sold through 20-year term contracts.

Copel Brisa Potiguar Wind Complex. On September 15, 2015, Copel concluded the installation of the Brisa Potiguar Wind Complex with an installed capacity 183.6 MW and assured energy of 92.6 average-MW. An assured energy of 52.2 average-MW (from Asa Branca I, Asa Branca II, Asa Branca III and Eurus IV) was committed under contract to electric power distributors in the alternative energy auction in August 2010 at a weighted average price of R$135.40/MWh (adjusted annually by IPCA inflation index) and an average of 40.7 MW (from WPPs Santa Helena, Santa Maria and Ventos de Santo Uriel) was committed under contract in the 6th Reserve Energy Auction held in August 2011 at a weighted average price of R$101.98/MWh (annually adjusted by the IPCA inflation index). The energy to be generated was sold through 20-year term contracts with payments beginning in April 2015.

São Miguel do Gostoso I. In June 2014, we negotiated with Voltalia Energia do Brasil Ltda. (Voltalia) the acquisition of a 49.0% interest in the São Miguel do Gostoso I Wind Farm Complex, in the State of Rio Grande do Norte. The São Miguel do Gostoso wind farm complex has 108.0 MW of installed capacity and assured energy of 57.1 average-MW, and its energy was sold in the 4th Reserve Energy Auction at an average price of R$98.92/MWh through 20-year term contracts. In April 2015, we concluded the construction of this wind farm complex and ANEEL, in July and August 2015, classified it as ready for commercial operation. This wind farm complex began production in June 2017 after completion of the necessary transmission lines.

Thermoelectric Generation Facilities

The following table sets forth certain information about our thermoelectric plants in operation as of December 31, 2017:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession expires
	(MW)	(GWh/yr)		(%)
Araucária	484.1	3,199.2(1)	September, 2002	80.0	December, 2029
Figueira	20.0	90.2	April, 1963	100.0	March, 2019

(1) The annual assured energy of thermal plants such as Araucária varies depending on the price of natural gas, according to criteria established by the MME.

Araucária. We have an 80.0% interest in UEG Araucária Ltda., which owns the Araucária Thermoelectric plant, a natural gas thermoelectric power plant, located in the state of Paraná. The Araucária Thermoelectric plant has 484.1 MW of installed capacity, does not have Availability Agreements currently in force and operates under a business model in which revenue depends on the plant’s operation. When produced, energy will be sold in the spot market as directed by the ONS.

As identified by our management during the preparation of our unaudited consolidated interim financial information as of September 30, 2017, in 2014, UEG Araucária Ltda. invested in a Multimarket Investment Fund, which holds shares of other investment funds that in turn invest in a private company, whose main asset is a real estate development. As of September 30, 2017, such investment corresponded to R$157.1 million and was recognized under “Bonds and Securities”, in current assets, because, according to information delivered by the management of UEG Araucária to the Company’s Management, that investment was made in a wholly-owned fund, whose benchmark was 103.5% of the CDI (Interbank Deposit Certificate, a money market security) rate and that was composed of shares issued by other investment funds and government bonds, with immediate liquidity and that were available for sale.

As a result of a new valuation and investigations carried out by our management together with independent experts, we have restated our financial statements for the fiscal year ended December 31, 2015 and December 31, 2016, to correct our accounting for this investment and we have identified related material weaknesses in our internal control over financial reporting. For additional information, see Note 4.1 to our audited consolidated financial statements and “Item 15. Controls and Procedures”.

The investments made by UEG Araucária Ltda. are not highly liquid and this may impact the ability of UEG Araucária Ltda. to raise the necessary funds to operate the Araucária Thermoelectric plant.

Figueira. The Figueira plant is located in the city of Figueira, in the northeast of the state of Paraná (where the main coal basin of Paraná is located). The operation and maintenance of this facility are carried out by Companhia Carbonífera do Cambuí Ltda., a company also responsible for the supply of coal consumed in the plant.

The Figueira plant is currently in the modernization process, which consists of replacing the equipment. This process aims to make this plant more efficient, reduce emissions of gases and particles resulting from the burning of coal and comply with applicable environmental legislation.

The Figueira plant currently has an installed capacity of 20.0 MW, with two generating units of 10.0 MW and a physical guarantee of 10.3 average MW, as determined by Portaria nº 303/2004 issued by the Ministry of Mines and Energy of Brazil. The Figueira plant produces an average net energy of 8.6 MW (internal consumption of discount, recorded in Copel's Energy Balance Sheet). Due to the long period in which the Figueira plant was in operation and the use of outdated equipment, the maximum energy efficiency of this plant is approximately 15%.

After the modernization, the plant will maintain the installed capacity of 20.0 MW with only one generating unit and the physical guarantee of 17.7 MW, so that it is in compliance with Normative Resolution No. 500/2012, which defines a minimum efficiency of 25% for installations with installed capacity up to 50.0 MW.

Expansion and Maintenance of Generating Capacity

We expect to spend R$1,412.2 million in 2018 to expand and maintain our generation capacity, including participation in new businesses, of which R$888.5 million will be invested in Complexo Eólico Cutia, R$156.3 million will be invested in the Complexo Eólico Brisa Potiguar, R$98.7 million will be invested in the Colíder Hydroelectric Power Plant and R$71.7 million will be invested in the Baixo Iguaçu Hydroelectric Power Plant. The remaining amount will be spent on equipment maintenance, the modernization of the HPP Foz do Areia, the modernization of the Figueira Thermal Power Plant and other projects.

Hydroelectric Power Plant Projects

We have interests in several hydroelectric generation projects. The following table sets forth information regarding our major hydroelectric generation projects under construction.

Facility	Installed capacity	Estimated assured energy (1)	Budgeted completion cost	Beginning of operation (expected)	Our ownership	Status
	(MW)	(GWh/year)	(R$ million)		(%)
Colíder HPP	300.0	1,560	2,364	June, 2018(2)	100.0	Concession granted
Baixo Iguaçu HPP	350.2	1,501	2,346	November, 2018	30.0	Concession granted

(1) Values used to determine volumes committed for sale.

(2) The scheduled commencement of operations for the Colíder plant was delayed due to fortuitous events.

Colíder. In July 2010, we won an ANEEL bid for the 35-year concession to build and operate the Colíder Hydroelectric Power Plant on the Teles Pires River in the State of Mato Grosso. The Colíder plant will have an installed capacity of 300.0 MW and is located between the municipalities of Nova Canaã do Norte and Itaúba. The municipalities of Colíder and Cláudia are also affected by the  reservoir. The construction of the plant began in 2011 and about 94% of the work was concluded in 2017. The reservoir and the spillway were already completed. Equipment manufacturing and electromechanical assemblies are underway, with the generating unit 01 entering its final phase of assembly in 2018. In February 2016, we started the construction of a 64-km-long transmission line that will connect the plant to the “Cláudia” substation.

As a result of fortuitous events, Copel GeT filed an application with ANEEL to excuse it from certain fines, penalties and charges incurred as a result of the delay in the beginning of operations of the plant, initially scheduled for December 31, 2014. The request filed by Copel GeT was not approved by ANEEL, so Copel GeT filed an administrative appeal, which was denied on March 14, 2017. Not agreeing with the decision, Copel GeT again requested the reconsideration of such decision by ANEEL, which was definitively denied on July 04, 2017. On December 18, 2017, we filed an ordinary lawsuit regarding the matter.

Copel GeT has been honoring the energy supply commitments of the Colíder HPP (CCEAR), totaling 125.0 average MW, as follows:

(i) From January 2015 to May 2016: Copel GeT used leftover energy de-contracted in other generation facilities.

(ii) June 2016: partial reduction pursuant to a Bilateral Agreement.

(iii) From June 2016 to December 2018: reduction of all of the Energy Commercialization Contracts in the Regulated Environment - CCEARs, pursuant to a Bilateral Agreement and participation in the Mechanism of Compensation of Remains and Deficits - MCSD de Energia Nova.

As a result of the above, the Colíder HPP obtained a release of its obligations to deliver energy in 2017 and 2018 under the contracted CCEARs (125.0 average-MW).

Ordinance MME No. 258, on December 21, 2016, required Copel GeT to ensure a 177.9 average MW for the plant, which was increased to 178.1 average MW by MME Ordinance No. 213  of July 14, 2017. Of this total, 125 average MW are committed under a 30-year contract, at a price of R$103.40/MWh, as of July 1, 2010 (adjusted annually for the variation of the IPCA rate). The remaining 53.1 average MW not sold under this agreement have not yet been contracted and are available for sale to large consumers in the free market.

Baixo Iguaçu. In June 2013, we acquired a 30.0% equity interest in the Baixo Iguaçu HPP through a consortium, with no premium payment. Baixo Iguaçu is the last large energy project planned for the main Iguaçu River and will be located around 30 km downstream from Governador José Richa HPP - the Salto Caxias Hydroelectric Power Plant, which is 100.0% owned by Copel. The Baixo Iguaçu facility will have an installed capacity of 350.2 MW and will be located in the municipalities of Capanema, Capitão Leonidas Marques, Planalto, Realeza and Nova Prata do Iguaçu. Of the facility’s assured energy of 171.3 average MW (established by Ordinance MME No. 11, on January 18, 2017), 121 average MW are committed under a 30-year contract to distributors at a price of R$98.98/MWh, as of July 1, 2008 (adjusted annually in accordance with the IPCA inflation index), with supply starting in November 2018. The remaining 50.3 average MW power not sold under this contract has yet to be contracted for and is still available for sale to large customers in the free market.

The construction of this facility began in 2013 and the expected commercial operation in 2016 has changed because the environmental installation license has been suspended since June 2014 due to judicial disputes. The 4th Regional Federal Court determined the suspension of the construction, because the construction did not have the approval of the ICMBio, the environmental agency responsible for the Iguaçu National Park (Parque Nacional do Iguaçu) (the natural reserve is located 500 meters from the plant).

On August 23, 2016, we entered into the 2nd Amendment to the Concession Agreement with respect to the Baixo Iguaçu HPP, with the purpose of formalizing the new work schedule and recognizing that we should not be held liable for the delay in the implementation of the project for a period corresponding to 756 days, which was considered as an extension of the concession period. Consequently, the concession period was extended from August 19, 2047 to September 14, 2049.

In November 2017, ANEEL acknowledged, through Order No. 3,770, a new 46-day period during which we should not be held liable for delays in implementing the project as a result of systematic invasions of the construction site, carried out by unofficial entities, in mid-May and October 2016.

The civil works and electromechanical assembly in the powerhouse allowed the installation and positioning of important parts of the turbine-generator set, from the first generating unit, in the months of October and November of 2017. The diversion of the river to enable the construction of the last phase of the constructive sequence of the project, is expected to be executed in May 2018.

Baixo Iguaçu’s generating unit 1 is now scheduled to go into commercial operation in November 2018 and generating units 2 and 3 in December 2018 and January 2019, respectively.

Wind Farm Projects

                Currently, we hold 100.0% of the equity interest of 13 (thirteen) wind power plants under construction, totaling 312.9 MW of installed capacity. All of the energy to be produced from these wind farms was sold to distribution concessionaires through 20-year agreements. The following table sets forth information regarding our wind farm projects:

Wind Farm	Installed capacity (1)	Estimated Assured Power (2)	Budgeted completion cost	Beginning of operation (expected)	Our ownership	Concession expires
	(MW)	(Average MW)	(R$ million)		(%)
Cutia	312.9	129.5	2,008.4	-	100.0
Dreen Cutia	23.1	9.6	-	July, 2018	-	January, 2042
Dreen Guajiru	21.0	8.3	-	July, 2018	-	January, 2042
Esperança do Nordeste	27.3	9.1	-	July, 2018	-	May, 2050
GE Jangada	27.3	10.3	-	August, 2018	-	January, 2042
GE Maria Helena	27.3	12.0	-	August, 2018	-	January, 2042
Paraíso dos Ventos do Nordeste	27.3	10.6	-	August, 2018	-	May, 2050
Potiguar	27.3	11.5	-	July, 2018	-	May, 2050
São Bento do Norte I	23.1	10.1	-	September, 2018	-	August, 2050
São Bento do Norte II	23.1	10.8	-	October, 2018	-	August, 2050
São Bento do Norte III	23.1	9.6	-	January, 2019	-	August, 2050
São Miguel I	21.0	9.3	-	November, 2018	-	August, 2050
São Miguel II	21.0	9.1	-	November, 2018	-	August, 2050
São Miguel III	21.0	9.2	-	December, 2018	-	August, 2050

(1) The installed capacity for our wind farm projects can be reduced during the implementation of the projects.

(2) The assured power of São Bento Norte I, São Bento do Norte II, São Miguel I, São Miguel II and São Miguel III was adjusted pursuant to Ministry of Mines and Energy Ordinance no. 335/2017 dated as of November 14, 2017.

Cutia. On October 31, 2014, in the 6th Reserve Energy Auction, we sold 71.2 average MW from the Cutia Wind Farm Complex (Dreen Cutia, Dreen Guajiru, Esperança do Nordeste, GE Jangada, GE Maria Helena, Paraíso dos Ventos do Nordeste and Potiguar) for R$144.00/MWh (the maximum price in the auction). These seven wind farms have a combined installed capacity of 180.6 MW, assured energy of 71.4 average MW and are being built in the cities of Pedra Grande and São Bento do Norte, in the State of Rio Grande do Norte.

Additionally, in the 20th New Energy Auction (A-5), held on November 28, 2014, we sold an additional 54.8 average MW of wind power energy (for R$136.97/MWh), through Availability Agreements with a 20-year supply term. With a total capacity of 132.3 MW and assured energy of 58.1 average MW, the newest six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) belonging to the Cutia Wind Farm Complex, are being built in São Bento do Norte, in the State of Rio Grande do Norte, in the same region as the other Wind Farm Complexes belonging to Copel.

Development Projects

We are involved in various initiatives to study the technical, economic and environmental feasibility of certain hydroelectric, wind, solar photovoltaic and thermoelectric generation projects. The following table sets forth information regarding our proposed generation projects that are considered feasible under a technical, economic, social, environmental and land-related perspective pursuant to the above-mentioned studies.

Proposed Projects(1)	Estimated Installed Capacity	Estimated Assured Energy	Our Ownership
	(MW)	(GWh/yr)	(%)
HPP São Jerônimo	331.0	1,560.2	41.2
WPP Complexo Jandaíra	99.0	428.2	100.0
WPP Complexo Alto Oriente	60.0	247.5	100.0
HPP Salto Grande	47.0	235.8	36.0
SHP Dois Saltos	30.0	135.7	30.0
SHP Bela Vista	29.0	145.8	36.0
SHP Salto Alemã	29.0	173.8	19.0
TOTAL	625.0	2,927.0	-

(1)        Do not include other proposed projects of Copel whose technical, economic, social, environmental and land-related feasibility is still under analysis.

In 2016, SEF - Saneamento e Engenharia Ferroviária Ltda decided to leave the Consortium Geração Luz Paranaense and its stake was distributed among the remaining consortium members. Therefore, the participation held by Copel in the projects (i) SHP Foz do Curucaca, (ii) SHP Salto Alemã, (iii) SHP Alto Chopim and (iv) SHP Rancho Grande; went from 15% to 19%. This increase did not require additional investments by COPEL.  In 2017, the Authorization Grants previously granted by ANEEL to the SHP Foz do Curucaca, SHP Alto Chopim and SHP Rancho Grande were revoked upon request of the Consortium Geração Luz Paranaense and, as a consequence, such projects were removed from COPEL’s portfolio. Immediately after such revocation, Copel Geração e Transmissão S.A. requested and was granted, on behalf of the consortium, a registration of a grant intent (Registro de Intenção de Outorga) for the same projects. Currently, the feasibility and optimal use of such projects are under analyisis.

In 2018, we plan to bid for concessions to construct and operate new hydroelectric power plants in power auctions in the regulated market for new generation projects. We are studying the feasibility of our participation in the hydroelectric, wind farms and solar photovoltaic projects planned to be listed in the auctions of 2018. We will also conduct studies of new hydroelectric power plants. For instance, we have partnered with BE - Empresa de Estudos Energéticos S.A., Minas PCH S.A.and Silea Participações S.A.to develop studies in the lower region of the Chopim River, which may lead to the development of another 4 (four) hydroelectric projects.We are also conducting studies related to future government auctions for wind farms, solar photovoltaic and hydropower plants, small hydroelectric plants and thermoelectric power plants in which we may eventually participate. Other renewable energy projects under study or development include the use of municipal solid waste in power generation, and thermosolar energy. For instance, during a twelve-month period ending in 2017, Copel  conducted solarimetric measurements in two solarimetric stations located in areas leased by Copel Brisa Potiguar. The development of solar energy projects in such areas is still under analysis and the corresponding studies are expected to be concluded as to be able to submit such projects to energy auctions in 2018 and 2019.

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

The following table sets forth certain information concerning our transmission and distribution grids on the dates presented.

	As of December 31,
	2017	2016	2015	2014	2013
Transmission lines (km):
230 kV and 500 kV	2,691.8	2,514	2,398.8	2,197.3	2,160.9
138 kV	7.2	7.2	7.2	7.2	7.2
69 kV(1)	-	-	-	-	5.4
Distribution lines (km):
230 kV(2)	-	165.5	129.6	123.5	63.3
138 kV	5,935.0	5,970.3	5,866.6	5,153.5	5,054.7
69 kV	866.4	695.4	695.3	727.2	932.5
34.5 kV	84,639.2	84,071.3	83,347.4	82,232.5	81,546.1
13.8 kV	105,510.6	104,556.0	103,488.2	101,688.7	100,279.8
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV)(3)	22,849.3	22,535.4	21,727.2	21,649.7	20,576.5
Generation (step up) substations	6,335.0	6,335.0	6,312.4	6,312.4	5,006.8
Distribution substations (34.5 kV)	1,537.9	1,488.5	1,517.2	1,545.0	1,480.2
Distribution transformers	12,956.9	12,548.2	12,032.7	11,278.2	10,882.2
Total energy losses(4) (5)	7.8%	8.1%	7.8%	8.1%	8.2%

(1)As approved by ANEEL in 2008, these 69 kV transmission lines held by Copel Distribuição were transferred to Copel Geração e Transmissão, since they were part of our transmission business segment.

(2)Due to improvements to registration and control systems used by Copel Distribuição to classify and register its transmission lines, lines were classified pursuant to its insulation voltage, and not according to its structure and isolate components. Consequently, all lines previously registered by Copel Distribuição were reclassified and there are no lines classified as 230 kV anymore.

(3)This figure includes transformers with primary tensions of 69 kV and 138 kV which belong to Copel Distribuição but are implemented in 230 kV and 525 kV substations, which belong to Copel Geração e Transmissão.

(4)Percentage of losses on the energy injected in the distributor (technical and non-technical losses on injected energy). Does not consider losses in the basic network.

(5)We note that percentages measured until 2016 and reported in previous reports of the Company reflected the amounts of physical losses (Technical), commercial losses (Non-Technical) and losses on the basic network (allocation of agreements on the gravity center of the submarket) of Copel Distribuição, as well as the losses related to the allocation of agreements of Copel GeT. Those percentages were calculated taking into account the total of power purchased and sale agreements entered into by both Copel Distribuição and Copel GeT. For a better representation and comparison of the percentage of losses, we considered the percentage obtained by dividing the total amount of technical and non-technical losses by the energy injected into the network of Copel Distribuição. This percentage may be compared to other companies and has a more accurate physical meaning as it utilizes the database of measured data and not information taken from agreements of the period being analyzed.

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

Currently, we carry out the operation and maintenance of 2,699 km of transmission lines, thirty-four (34) substations in the State of Paraná and two (2) substation in the State of São Paulo. In addition, we have partnerships with other companies to operate 4,380 km of transmission lines and nine (9) substations through special purpose companies (SPCs).

The table next sets forth information regarding our transmission assets in operation:

Subsidiary / SPC	Transmission Lines	TL Extension (km)	Number of Substations	Concession Expiration Date	Our Ownership	APR ¹ (R$ million)
COPEL GeT	Main Transmission Concession(1)	2,024	32	December, 2042	100.0%	473.9
COPEL GeT	TL Bateias - Jaguariaiva	137	-	August, 2031	100.0%	18.3
COPEL GeT	TL Bateias - Pilarzinho	32	-	March, 2038	100.0%	1.0
COPEL GeT	TL Foz - Cascavel Oeste	116	-	November, 2039	100.0%	10.9
COPEL GeT	Cerquilho III Substation	-	1	October, 2040	100.0%	4.5
COPEL GeT	TL Londrina – Figueira Foz do Chopim – Salto Osório	102	-	August, 2042	100.0%	5.5
COPEL GeT	TL Assis – Paraguaçu Paulista Paraguaçu Paulista II Substation	83	1	February, 2043	100.0%	7.6
COPEL GeT	Curitiba Norte Substation TL Bateias – Curitiba Norte	31	1	January, 2044	100.0%	8.3
COPEL GeT	Realeza Sul Substation TL Foz do Chopim- Realeza Sul	52	1	September, 2044	100.0%	7.2
COPEL GeT	TL Assis – Londrina	122	-	September, 2044	100.0%	18.9
Subtotal Copel GeT		2,699	36			556.1
Costa Oeste	LT Cascavel Oeste - Umuarama Sul SE Umuarama Sul	152	1	January, 2042	51.0%(2)	5.5
Transmissora Sul Brasileira	Nova Sta Rita - Camaquã	785	1	May, 2042	20.0%(2)	11.5
Caiuá Transmissora	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	136	2	May, 2042	49.0%(2)	9.5
Integração Maranhense	LT Açailandia-Miranda II	365	-	May, 2042	49.0%(2)	15.2
Marumbi	LT Curitiba – Curitiba Leste	29	1	May, 2042	80.0%(2)	13.5
Matrinchã	TL Paranaíta - Ribeirãozinho	1,005	3	May, 2042	49.0%(2)	92.8
Guaraciaba	TL Ribeirãozinho - Marimbondo	600	1	May, 2042	49.0%(2)	48.7
Paranaíba	TL Barreiras II - Pirapora II	953	-	May, 2043	24.5%(2)	30.1
Cantareira	TL Estreito – Fernão Dias	342	-	September, 2044	49.0%(2)	47.6
Subtotal SPCs		4,367	9			274.4
Total		7,066	45			830.5

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

In June 2010, Copel won a public auction No. 001/2010 for the construction and operation of the transmission line Araraquara II - Taubaté which is a 356 km transmission line of 500 kV, located in the State of São Paulo. With an APR of R$29.0 million, the corresponding concession agreement was signed in May 2014 and we expect to complete the construction work of these facilities by May 2018.

In November 2013, SPC Mata de Santa Genebra Transmissora, a strategic agreement between Copel (50.1%) and Furnas (49.9%), won the right to build and operate 847 km of transmission lines and three substations in the States of Paraná and São Paulo. With an APR of R$113.9 million, the corresponding concession agreement was signed in May 2014, and these transmission lines are scheduled to become operational in November 2018.

In November 2015, Copel GeT won  ANEEL’s public auction No. 005/2015 for the construction and operation of 230 km of transmission lines in the States of Paraná and Santa Catarina, and three substations in the State of Paraná, with a total capacity of 900 MVA. With an APR of R$108.6 million, the corresponding concession agreement was signed in April 2016, and these transmission lines are scheduled to become operational part in September 2019 and part in March 2021.

The table below summarizes information regarding our transmission assets currently under construction:

Subsidiary / SPC	Transmission Lines	State	Km	Number of Substations	Our Ownership	Beginning of Operation (expected)
COPEL GeT	TL Araraquara II — Taubaté	SP	356	-	100.0%	May, 2018
COPEL GeT	TL Curitiba Leste-Blumenau TL Baixo Iguaçu-Realeza	PR/SC	189	3	100.0%	April, 2021
Subtotal Copel GeT			545	3
Mata de Santa Genebra	TL Araraquara II - Bateias	SP / PR	885	1	50.1%	November, 2018
Subtotal SPC			885	1
Total			1,430	4

Distribution

Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 138 kV assets. Higher voltage electricity is supplied to bigger industrial and commercial customers and lower voltage electricity is supplied to residential, small industrial, and commercial customers in addition to other customers. As of December 31, 2017, we provided electricity in a geographic area encompassing approximately 98% of the State of Paraná and served 4.6 million customers.

Our distribution grid includes 196,951.2 km of distribution lines, 424,923 distribution transformers and 225 distribution substations of 34.5 kV, 35 substations of 69 kV and 109 substations of 138 kV. During 2017, 81,726 new captive customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas with large concentration of trees in the vicinity of the distribution grid.

We have 7 (seven) captive customers that are directly supplied with energy at a high voltage (69 kV and above) through connections to our distribution lines. These customers accounted for approximately 0.9% of the total volume of electricity sold by Copel in 2017.

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

Our total energy distribution losses (including transmission system, technical and commercial losses) totaled 9.2% of the total energy amount available in 2017, being (i) 1.4% related to losses in the basic network, (ii) 6.1% of technical losses and (iii) 1.7% of non-technical losses.

The Regulatory Agency grants the transfer of all energy losses to the final consumers when the real losses are less than regulatory losses. The calculation is made within the regulatory period, that is different from a civil year, and thereby we will know the result just in the next tariff adjustment, in June 2018. But our simulation indicates that in the civil year, from January until December 2017, we will have all losses transferred to the final consumers.

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

Quality of supply indicator	2017	2016	2015	2014	2013
DEC – Duration of outages per customer per year (in hours)	10h28min	10h49min	13h40min	14h01min	11h37min
FEC – Frequency of outages per customer per year (number of outages)	6.83	7.23	8.33	9.08	8.06

We comply with the quality indicators defined by ANEEL for 2017, which penalizes power outages in excess of an average number of hours per customer, in each case calculated on an annual basis. These limits vary depending on the geographic region, and the average limit established by ANEEL for our distribution company was 12 hours and 54 minutes of outages per customer per year, and a total of 8.74 outages per customer per year. Failure to comply with these predetermined standards with a Final Customer results in a reduction of the amount we can charge such Final Customer in future periods.

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

Source	2017	2016	2015
Itaipu
Volume (GWh)	5,934	5,958	5,941
Cost (R$ millions)	1,118.0	1,089.9	1,567.8
Average tariff (R$/MWh)	188.41	182.91	263.89
Angra
Volume (GWh)	1,023	1,026	1,051
Cost (R$ millions)	231.7	227.0	178.2
Average tariff (R$/MWh)	226.49	221.25	169.55
CCGF
Volume (GWh)	7,271	7,553	3,873
Cost (R$ millions)	447,5	499,9	132,1
Average tariff (R$/MWh)	61.55	66.19	34.11

Auctions in the regulated market
Volume (GWh)(1)	9,860	13,387	15,722
Cost (R$ millions)(2)	2,014.8	2,493.6	3,502.2
Average tariff (R$/MWh)	204.34	186.27	222.76

(1) These numbers do not include assignments related to the Mechanism for Compensation of Surpluses  and  Deficits of New Energy (Mecanismo de Compensação de Sobras e Déficits de Energia Nova - MCSD-EN).

(2) These numbers do not include short-term energy purchased through the CCEE.

Itaipu

We purchased 5,934 GWh of electricity from Itaipu in 2017, which constituted 11.4% of our total available electricity in 2017 and 22.8% of Copel Distribuição’s total available electricity in 2017. Our purchases represented approximately 7.2% of Itaipu’s total production. Distribution companies operating under concessions in the midwest, south and southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars, and have been set for 2018 at US$27.87 per kW per month.

In 2017, we paid an average tariff of R$188.41/MWh for energy from Itaipu, compared to R$182.91/MWh in 2016. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

ANGRA

Because Eletronuclear renewed the generation concession of Angra under the 2013 Concession Renewal Law, the energy generated by Angra is no longer sold in auctions in the regulated market. Rather, under the 2013 Concession Renewal Law, this energy is sold to distributors in accordance with the quota system established by said law. For more information, see “Item 4. Information on the Company - The Brazilian Electric Power Industry”. As a result, Copel Distribuição was legally required to purchase 1,023 GWh from Angra in 2017, 1,026 GWh in 2016 and 1,051 GWh in 2015.

Assured Power Quota Contract – CCGF

Under the 2013 Concession Renewal Law, certain generation concessionaires renewed their concession contracts, and therefore these concessionaires no longer sell the energy produced by these generation facilities at auctions in the regulated market. Rather, this energy is sold to distribution companies in accordance with the quota system established by the 2013 Concession Renewal Law. For more information, see “Item 4. Information on the Company - The Brazilian Electric Power Industry”. Copel Distribuição is obligated to purchase energy from these generation concessionaires that have renewed generation concessions under this quota system. Copel Distribução was legally required to purchase 7,271 GWh in CCGF contracts in 2017, 7,553 GWh in 2016 and 3,873 GWh in 2015.

Auctions in the Regulated Market

In 2017, we purchased 9,860 GWh of thermoelectric and hydroelectric energy through auctions in the regulated market. This energy represents 38.0% of the total electricity we purchased. For more information on the regulated market and the free market, see “The Brazilian Electric Power Industry—The New Industry Model Law”.

Sales to Final Customers

During 2017, we supplied approximately 97% of the energy distributed directly to Captive Customers in the State of Paraná. Our concession area includes 4.6 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, located south of the State of Paraná. We also sold energy to a total of one hundred, ninety-one (191) Free Customers, fifty-nine (59) of which were located outside of our concession area. During 2017, the total power consumption of our Captive Customers and Free Customers was 24,374 GWh, a 6.8% decrease as compared to 26,151 GWh during 2016. The following table sets forth information regarding our volumes of energy sold to different categories of purchasers for the periods indicated.

	Year ended December 31,
Categories of purchaser	2017	2016	2015	2014	2013
	(GWh)
Industrial customers	7,689	9,574	10,823	10,841	10,675
Residential	7,126	6,932	6,957	7,267	6,888
Commercial	4,847	5,061	5,542	5,482	5,086
Rural	2,257	2,180	2,256	2,252	2,081
Other(1)	2,455	2,404	2,371	2,382	2,279
Total(2)	24,374	26,151	27,949	28,224	27,008

(1) Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.
(2) Total GWh does not include our energy losses.

The following table sets forth the number of our Final Customers in each category as of December 31, 2017.

Category	Number of Final Customers
Industrial	76,490
Residential	3,682,009
Commercial	389,873
Rural	354,829
Other(1)	57,483
Total	4,560,684

 (1) Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.

Industrial and commercial customers accounted for approximately 31.8% and 19.3%, respectively, of our total net revenues from sales to Final Customers during 2017. In 2017, 29.5% of our total net revenues from energy sales were from sales to residential customers.

Tariffs

Retail Tariffs. We classify our customers in two groups (“Group A Customers” and “Group B Customers”), based on the voltage level at which electricity is supplied to them and on whether they are considered as industrial, commercial, residential or rural customers. Each customer falls within a certain tariff level defined by law and based on the customer’s classification, although some flexibility is available according to the nature of each customer’s demand. Under Brazilian regulation, low voltage customers such as residential customers (other than Low-income Residential Customers, as defined as follows) pay the highest tariff rates, followed by 13.8 kV and 34.5 kV voltage customers (usually commercial customers), and 69 kV and 138 kV voltage customers (usually industrial customers).

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

ANEEL restates our tariffs annually, usually in June. For more information about the distribution tariff adjustments that have been made by ANEEL in recent years, see “Item 5. Operating and Financial Review and Prospects—Overview—Rates and Prices”.

The following table sets forth the average tariffs for each category of final customer in effect in 2017, 2016 and 2015.

Tariffs	2017	2016	2015
	(R$/MWh)
Industrial	389.04	398.35	369.91
Residential	425.26	459.35	434.82
Commercial	419.27	439.47	407.17
Rural	286.96	302.47	272.10
Other customers	311.37	331.85	316.56
All Final Customers	387.90	410.08	382.82

Low-income Residential Customers. Under Brazilian law, we are required to provide low level rates to certain low-income residential customers (“Low-income Residential Customers”). In December 2017, we served approximately 290,371  low-income residential customers. For servicing these customers, in 2017 we received an approximately R$77 million grant from the Brazilian Federal Government, which was approved by ANEEL.

The following table sets forth the current minimum discount rates approved by ANEEL for each category of Low-income Residential Customer.

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

Transmission Tariffs. A transmission concessionaire is entitled to annual revenues based on the transmission network it owns and operates. These revenues are annually readjusted according to criteria stipulated in the concession contract. We are directly a party to twelve transmission concession contracts, ten of which are in the operational stage and two of which are under construction. Not all of the transmission concession contracts employ the same revenue model. 2.4% of our transmission revenues are updated on an annual basis by the IGP-M and the other 97.6% are subject to the tariff review process.

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

Of all our transmission concessions in operational stage, our main transmission concession (which involves our main transmission facilities) accounted for about 85.2% of our gross transmission revenues in 2017.

In addition, we have 9 (nine) concession agreements for transmission lines and substations in operation, which correspond to an aggregate of 14.8% of our transmission revenues. The amount of revenues we are entitled to receive pursuant to one of these contracts is updated on an annual basis by the IGP-M and is not subject to the tariff review process. However, this amount will be reduced by 50% from the 16th year forward, as of 2018. Other eight agreements revenues are subject to the tariff review process and adjustments by the IPCA.

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

In 2015, (i) two of our transmission concession agreements (including our main transmission concession agreement), were adjusted by the IPCA and improvements to the system were approved by ANEEL (average increase of 15.6%), (ii) three transmission concession agreements were adjusted by the IPCA (8.5%), (iii) one transmission concession agreement was adjusted by the IGP-M (4.1%), and (iv) two transmission agreements became operational on June 28, 2015 and January 25, 2016, adding R$12.1 million of annual permitted revenues. As a result, the annual permitted revenues for the 2015/2016 cycle for our transmission assets reflects an increase of 21.0% over our annual permitted revenues for the 2014/2015 cycle.

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

 In relation to our main concession agreement, on April 22, 2016, Ordinance no. 120/2016 of the Ministry of Mines and Energy determined that the amounts ratified by ANEEL related to the non-depreciated transmission assets existing on May 31, 2000 (RBSE) should be incorporated to the Regulatory Remuneration Base, and that their cost of capital should be added to APR. The Ordinance also determined that the cost of capital would be composed of compensation and depreciation installments, plus related taxes, and recognized as of the 2017 tariff revision process, with adjustments and revisions in accordance with contractual conditions.

Also pursuant to the Ordinance, the cost of capital not incorporated between the concessions’ extensions and the 2017 tariff revision process should be restated at the real cost of own capital of the transmission segment defined by ANEEL (10.4%) and, after the tariff revision process, it should be remunerated at the Weighted Average Cost of Capital (WACC) of 6.6%, also defined by that agency.

On May 9, 2017, ANEEL approved the result of the inspection of the appraisal report of the transmission assets existing on May 31, 2000 (Existing Basic Network System - RBSE and Other Transmission Facilities - RPC) related to our main transmission concession agreement. The Agency recognized the amount of R$667.6 million as the net value of the assets for the purposes of indemnification as of December 31, 2012. As of December 31, 2017, the net value of those assets for the purposes of indemnification amounted to R$ 1,418.4 million.

On June 27, 2017, ANEEL approved the Annual Permitted Revenue (APR) of the transmission assets of Copel Geração e Transmissão for the 2017/2018 cycle, including the commencement of receipt of the RBSE indemnification of our main transmission concession agreement.

In 2017, (i) our main transmission concession agreement was adjusted by the IPCA and by the portion related the commencement of receipt of the RBSE indemnification (average increase of 151.3%) (ii) one of our transmission concession agreements was adjusted by the IPCA and improvements to the system were approved by ANEEL (average increase of 3.7%), (iii) six transmission concession agreements were adjusted by the IPCA (3.6%), (iv) one transmission concession agreement was adjusted by the IGP-M (1.6%), and (v) one transmission agreement became operational on August 2017, adding R$18.9 million of annual permitted revenues. As a result, the annual permitted revenues for the 2017/2018 cycle for our transmission assets reflects an increase of 121.2% over our annual permitted revenues for the 2016/2017 cycle.

The table as follows shows our APR (R$ million) for the last four cycles of transmission lines over which we hold a 100% ownership:

Contract	Transmission Line / Substation	Jul. 2017 Jun. 2018	Jul.2016 Jun.2017	Jul.2015 Jun.2016	Jul.2014 Jun.2015
				APR (R$ million)
060/2001	Main Transmission Concession(1)	482.7	192.1	174.9	150.1
075/2001	Bateias – Jaguariaiva	19.4	19.1	17.2	16.5
006/2008	Bateias – Pilarzinho	1.0	1.0	0.9	0.9
027/2009	Foz do Iguaçu - Cascavel Oeste	11.6	11.2	10.2	10.1
015/2010	Cerquilho III	4.7	4.5	4.6	4.2
022/2012	Foz do Chopim – Salto Osório	5.8	5.6	5.1	1.1
002/2013	Assis-Paraguaçu Paulista II SE Paraguaçu Paulista II	7.7	7.7	7.0	-
005/2014	Bateias – Curitiba Norte	8.7	8.4	-	-
021/2014	Foz do Chopim - Realeza(2)	7.3	7.1	-	-
022/2014	Assis – Londrina(3)	18.9	-	-	-
Total		567.8	256.7	219.9	182.9

 (1) Our main transmission concessions encompasse several transmission lines.

(2) This transmission line became operational in January, 2017.

(3) This transmission line became operational in August, 2017.

Other Businesses

Telecommunications

Copel Telecomunicações S.A. Pursuant to an authorization from the Brazilian National Telecommunication Agency, Agência Nacional de Telecomunicações (“ANATEL”), we provide telecommunication services within the States of Paraná and Santa Catarina. We have been offering these services since August 1998 through the use of our fiber optics network (totaling 31,117 km of fiber optic cables by the end of 2017). In addition we have also been involved in an educational project aimed at providing public elementary and middle schools in the State of Paraná with broadband internet access.

COPEL currently serves 399 municipalities in the State of Paraná and 2 additional municipalities in the State of Santa Catarina. All of these municipalities are connected to COPEL’s optical backbone that uses DWDM (Dense Wavelength Division Multiplexing) technology, allowing transmission rates up to 40 channels of 200Gbit/s per optical fiber.

In addition to the high transmission capacity in its backbone, Copel Telecom serves 64 municipalities in the State of Paraná, with GPON (Gigabit-Capable Passive Optical Networks) access technology, providing several network services with symmetry rates, in different types of FTTx services. GPON technology  allows optimization of the installed infrastructure and the use of FTTH (Fiber to the Home),  FTTO (Fiber to the Office), FTTB (Fiber to the Building) and FTTA (Fiber to the Apartment), with high transmission rates, quality and reliability.

With approximately 5,000 km in FTTx network, COPEL covers a total of 870 thousand homepassed. In 2017, the number of subscribers increased 34% in relation to 2016.

We provide services to most of the major Brazilian telecommunication companies that operate in the State of Paraná. In total, we have corporate clients that include supermarkets, universities, banks, internet service providers and television networks in addition to retail clients. We also provide a number of different telecommunication services to our subsidiaries.

Sercomtel. We own 45% of the stock of Sercomtel Telecomunicações S.A. (“Sercomtel”). Sercomtel hold concessions to provide fixed and mobile telephone services in the municipalities of Londrina and Tamarana in the State of Paraná and has obtained ANATEL’s authorization to provide telephone services to all other cities in the State of Paraná. Currently, Sercomtel operates under an authorization regime with its own network in fifteen (15) cities in the State of Paraná, providing voice services and fixed broadband. Through a commercial agreement between COPEL and Sercomtel in force since March 2012, Sercomtel has been providing voice services over COPEL’s network to another one hundred and eighty one (181) cities within the State of Paraná, including Curitiba.

As of December 31, 2017, Sercomtel  provided a total of 252,966 accesses in fixed telephone services, 68,217 mobile accesses and 115.467 fixed broadband accesses in operation.

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

Sercomtel has had losses in previous years and is facing financial difficulties for carrying out its operations, so it may need additional financial contributions from its shareholders.

In September 2017, pursuant to the Decision (Acórdão) no. 366, National Telecommunications Agency (Agência Nacional de Telecomunicações - ANATEL) determined that a new administrative proceeding should be initiated to assess whether the concession granted to Sercomtel S.A. Telecomunicações for providing the Fixed Switched Telephone Service (STFC) should expire.

In view of the accumulated losses and uncertainties regarding its operational feasibility, we carried out in 2013 the write-off of this investment in its financial statements.

Water and Sewage

In January 2008, Copel bought a 30% stake in Dominó Holdings S.A. (“Dominó Holdings”) held by Sanedo Ltda., a wholly-owned subsidiary of Grupo Veola, for R$110.2 million.

In March 2014, we restructured our equity interest in Dominó Holdings and its subsidiary Companhia de Saneamento do Paraná – Sanepar (“Sanepar”), a public utility company that provides 345 urban and rural municipalities and approximately 11 million people in the State of Paraná, with water distribution services and approximately 7.7 million with sewage services.

In December 2016, Dominó Holdings converted 41,000,000 of Sanepar’s voting shares into 41,000,000 preferred shares and tagged along Sanepar’s initial and secondary public offering at the pricing of R$9.50 per share. Dominó Holdings had its Sanepar’s voting shares reduced to 16,237,359 shares, or 9.7% voting capital and 3.2% of Sanepar’s total capital.

On March 13, 2017, at the Extraordinary General Meeting, the shareholders of Dominó Holdings (49.0% Copel Comercialização SA) authorized the reduction of the Company's capital stock without the cancellation of shares, upon delivery of all 16,237,359 Common shares issued by Sanepar, owned by Dominó Holdings, in the proportion of its stake. As a result, Copel Comercialização became the direct owner of 7,956,306 common shares of Sanepar, valued by equity value of R$73.4 million. As a result, Copel had a stake, at the time, a total of 7,956,306 common shares and 36,343,267 preferred shares of Sanepar.

In November 2017, as shareholders of Sanepar, COPEL and Copel Comercialização adhered to the Units Issuance Program approved by Sanepar’s shareholders in the General Meeting held in October 2017 and each combined their shares to create 5,251,954 and 1,149,763 units, respectively.

In December 2017, both Copel and Copel Comercialização sold their Units in a secondary public offering, with the establishment of the price of R$55.20 per Unit, totalizing R$489.1 million. As a result of such transaction, Copel currently holds only two preferred shares issued by Sanepar, and Copel Comercialização currently holds only one common share of Sanepar.

Dominó Holdings’ net income in 2017 was R$76.5 million.

Gas

Gas Distribution

We are engaged in the distribution of natural gas through Companhia Paranaense de Gás (“Compagas”), the company that holds the exclusive rights to supply piped gas in the State of Paraná. Compagas operates the gas distribution grid in the State of Paraná under a concession agreement with a term of 30 years, and may be extended for an equal period upon request of the Concessionaire. The concession agreement setting July 6, 2024 as the expiry date of the concession. Such date has always been announced and considered for assessment of the balances of the prior-year financial statements.

On December 7, 2017, the State of Paraná published Supplementary Law 205, introducing a new interpretation of the expiry of the concession, understanding that expiry will be on January 20, 2019.

The management board of Compagás, we and other shareholders are looking into and challenging the effects of the aforesaid law, understanding that they conflict with the provisions of the concession agreement currently in force. However such discussion has not yet been closed and that law continues in force, and the effects on the financial statements for 2017 had to be taken into consideration.

Management will continue to make its best efforts to protect the Company interests, aiming to appropriately settle the impacts of the new interpretation given by the Concession Grantor and find alternatives necessary to maintain the concession in a sustainable manner. For more information see Note 2.1.1 to our audited consolidated financial statements.

Compagas covered 812 kilometers in 2017, an increase of 1.5% compared to 800 kilometers covered in 2016. Compagas’s net revenues were R$515.6 million, a decrease of 5.0%, compared to 2016, and its net income was R$114.0 million, an increase of R$109 million or 2,201.6% compared to 2016. Compagas’ customers include industries, gas stations, other businesses and residences and Araucária Thermoelectric plan. Compagas is focusing its business strategy on increasing the volume of gas it distributes to customers by marketing the benefits of substituting oil and other fuels by gas as a mean of achieving greater energy efficiency. Compagas’ customer base increased 9.9%, to 39,377 customers in 2017 from 36,189 in 2016.

Compagas registered a decrease of 8.1% in the average daily volume of natural gas distributed to Final Customers, to 1,156,657 cubic meters per day in 2017 (not including the volume of gas supplied to Araucária Thermoelectric plant) compared to 1,259,138 cubic meters per day in 2016 (not including the volume of gas supplied to Araucária Thermoelectric plant). In addition, Compagas makes available its distribution grid to transport natural gas to Araucária TPP. In 2017, Petrobras S.A. delivered 42 million cubic meters of gas to Araucária TPP, compared to 15,4 million cubic meters in 2016.

As of December 31, 2017, we owned a controlling stake (51%) of the capital stock of Compagas and consolidated this equity interest in our financial statements. The minority shareholders of Compagas are Petrobras and Mitsui Gás, each of which owns 24.5% of the capital stock of Compagas.

Gas Exploration

In the 12th bidding round of ANP (Agência Nacional do Petróleo), held at the end of 2013, the consortium formed by us (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%), the latter acting as operating company, won the right to explore, research, develop and produce oil and natural gas in four blocks located in the central southern region of the State of Paraná, in a 11,327 km² area. The minimum investment in the first phase of the research is approximately R$78.1 million for a 4-year term. We and our partners have signed the concession contracts for 2 blocks in May 2014. However, the first phase of exploration for these two blocks was halted due to public civil action and, on June 7th, 2017, a court decision held that both the bidding round and the agreements related thereto should be deemed null and void. Moreover, the Government of the State of Paraná enacted Law No. 18,947 (December 22, 2016), suspending for ten years the exploration of shale gas through the drilling / fracking method. The suspension is intended to prevent environmental damage.

As a result of the above-mentioned events, our consortium requested ANP to release it from its contractual obligations, with no liabilities and with reimbursement of the signing bonuses, reimbursement of all costs incurred in connection with guarantees and release of such guarantees. Even though this request was submitted to ANP on September 6th, 2017, it is still subject to analysis.

CONCESSIONS

We operate under concessions granted by the Brazilian government for our generation, transmission and distribution businesses. Under Brazilian law, concessions are subject to competitive bidding processes at the end of their respective terms.

2013 Concession Renewal Law

Until 2013, the Brazilian rules governing generation concessions gave concessionaires the right to renew for an additional 20 years concession contracts that were entered into prior to 2003. For transmission and distribution concessions granted after 1995, concessionaires had the right to renew these contracts for an additional 30-year period.

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

Generation Concessions

                Out of the seventeen (17) generation plants we operated in 2017, sixteen (16) were operated pursuant to generation concession agreements that were still in effect, and one (Capivari Cachoeira HPP) was under an operation and maintenance regime that shall be in effect until 2046.

With respect to Capivari Cachoeira, although Copel GeT did not elect to renew the original concession for the Capivari Cachoeira HPP, it participated in the new competitive bidding process and won. On January 5, 2016, Copel GeT executed a concession agreement with ANEEL so that it will continue to operate this plant under an operation and maintenance regime until 2046. We paid a total amount of R$574.8 million as signing bonus for this concession agreement.

The Capivari Cachoeira Plant has 260 MW of installed capacity, assured average power of 109 MW and the revenue of its operation and maintenance for the period of July 2016 to June 2017 was R$126.1 million and for the period of July 2017 to June 2018 is R$114,086 million. 100% of the energy generated by this plant in 2017 was allocated in quotas to the regulated market, and reduced to 70% on January 1, 2018. Copel GeT can sell remaining amount of energy generated by this plant on the energy market. Copel GeT will no longer bear the hydrological risk for “assured energy” under the Energy Reallocation Mechanism (MRE) associated with the Capivari Cachoeira Plant.

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

(1) Mauá was constructed by Consórcio Energético Cruzeiro do Sul, of which Copel owns 51.0% and Eletrosul owns the remaining 49.0%.

(2) Expected to begin operations in June, 2018.

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

The following table sets forth information relating to the terms of our generation hydroelectric plant, whose concession agreement has been executed under the terms and conditions of the 2013 Concession Renewal Law:

Hydroelectric Plants	Initial concession date	First expiration date	Extension Date	Final expiration date
Capivari Cachoeira (Gov Parigot de Souza)	January, 2016	January, 2046	Not subject to extension	January, 2046

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

We also have ownership interests in eight other generation projects. The following table sets forth information relating to the terms of the concessions of the generation facilities in which we had such partial ownership interest as of December 31, 2017.

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

(1) Wind plants.

Transmission Concessions

Pursuant to the 2013 Concession Renewal Law and the terms of our transmission concessions, we have the right to request 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 60 months prior to the expiration of the contract. Our principal transmission concession, from which we derived 85.2% of our transmission revenues in 2017, has been renewed pursuant to the 2013 Concession Renewal Law, and will therefore now expire in December 2042.

In addition, in 2017, we  derived an aggregate of 14.8% of our transmission revenues from nine other concession contracts for transmission lines and substations that are currently in operation and whose terms and extensions are set forth in the next table . In accordance with the 2013 Concession Renewal Law, each of these contracts can be extended for an additional 30-year period.

We intend to continue requesting extensions for all of our transmission concessions.

The following table sets forth certain information relating to the terms and extension terms of our main transmission concessions (all of which we hold a direct ownership interest), including the concession contracts for transmission lines and substations both in operation or under construction:

Transmission Facility	Initial concession Date	First expiration Date	Possibility of extension	Expected (or final) expiration date
Main transmission concession	July, 2001	July, 2015	Extended	December, 2042
Bateias – Jaguariaíva	August, 2001	August, 2031	Possible	August, 2061
Bateias – Pilarzinho	March, 2008	March, 2038	Possible	March, 2068
Foz do Iguaçu – Cascavel Oeste	November, 2009	November, 2039	Possible	November, 2069
Substation Cerquilho III	October, 2010	October, 2040	Possible	October, 2070
Araraquara 2 – Taubaté (1)	October, 2010	October, 2040	Possible	October, 2070
Foz do Chopim - Salto Osorio	August, 2012	August, 2042	Possible	August, 2072
Assis – Paraguaçu Paulista II	February, 2013	February, 2043	Possible	February, 2073
Bateias – Curitiba Norte	January, 2014	January, 2044	Possible	January, 2074
Realeza Sul – Foz do Chopim.	September, 2014	September, 2044	Possible	September, 2074
Assis - Londrina	September, 2014	September, 2044	Possible	September, 2074
Curitiba Leste – Blumenau(1)	April, 2016	April, 2046	Possible	April, 2076

(1) Facility under construction.

We have ownership interests in ten other transmission projects, through special purpose companies. The following table sets forth information relating to the terms of the concessions of the transmission facilities in which we had such partial ownership interest as of December 31, 2017:

Transmission Facility	Special Purpose Company (SPC)	Initial concession date	First Expiration date	Possibility of Extension	Expected (or final) expiration date
Cascavel Oeste – Umuarama	Costa Oeste Transmissora de Energia S.A	January, 2012	January, 2042	Possible	January, 2072
Nova Santa Rita -Camaquã 3	Transmissora Sul Brasileira de Energia S.A	May, 2012	May, 2042	Possible	May, 2072
Umuarama - Guaira	Caiuá Transmissora de Energia S.A	May, 2012	May, 2042	Possible	May, 2072
Açailândia Miranda II	Integração Maranhense Transmissora de Energia S.A.	May, 2012	May, 2042	Possible	May, 2072
Curitiba - Curitiba Leste	Marumbi Transmissora de Energia S.A.	May, 2012	May, 2042	Possible	May, 2072
Paranaíta – Ribeirãozinho	Matrinchã Transmissora de Energia S.A.	May, 2012	May, 2042	Possible	May, 2072
Ribeirãozinho – Marimbondo II	Guaraciaba Transmissora de Energia S.A	May, 2012	May, 2042	Possible	May, 2072
Barreiras II – Pirapora II	Paranaíba Transmissora de Energia S.A	May, 2013	May, 2043	Possible	May, 2073
Itatiba – Bateias(1)	Mata de Santa Genebra Transmissora S.A	May, 2014	May, 2044	Possible	May, 2074
Estreito – Fernão Dias	Cantareira Transmissora de Energia S.A.	September, 2014	September, 2044	Possible	September, 2074

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

The table below presents the economic and financial and quality indicators established for the first five years after the execution of this amendment.

	Economic and Financial Indicators	Quality Indicators (1)
Year		DECi(2)	FECi(2)
2016	N/A	13.61	9.24
2017	EBITDA(3) ≥ 0	12.54	8.74
2018	[EBITDA (-) QRR (4)] ≥ 0	11.23	8.24
2019	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(0.8*SELIC(6))	10.12	7.74
2020	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(1.11*SELIC(6))	9.83	7.24

 (1) According to ANEEL’s Technical Note No. 0335/2015.

 (2) DECi – Duration of outages per customer per year (in hours); and FECi – Frequency of outages per customer per year (number of outages).

(3) Earnings before interest, tax depreciation and amortization, as calculated according to ANEEL regulations.

 (4)QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodic Tariff Review (RTP), plus the General Market Price inflation index (IGP-M) between the month preceding the Periodic Tariff Review and the month preceding the twelve-month period of the economic and financial sustainability measurement.

(5) As calculated according to ANEEL regulations.

(6) Selic base rate: limited to 12.87% per year.

 We have complied with the quality indicators for 2017 both with respect to DECi (totaling 10.41 in 2017) and FECi (totaling 6.79 in 2017).

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

As of December 31, 2017, we had one hundred ninety-one (191) Free Customers, representing approximately 5.1% of our consolidated net operating revenue and approximately 10.6% of the total quantity of electricity sold by us.

Until March 31, 2018, Copel GeT signed five (5) additional agreements with Free Customers. Our contracts with Free Customers are typically for periods of more than two and less than five years.

Approximately 9.4% of the megawatts-hours sold under contracts to such customers by Copel GeT expired in 2017. These customers represented approximately 2.7% of the total volume of electricity we sold in 2017, and approximately 2.2% of total net operating revenue from energy sales for that year.

Regarding our energy trading company, as of December 31, 2017, we had one hundred thirty-nine (139) Free Customers, representing approximately 0.9% of our consolidated operating revenues and approximately 3.2% of the total volume of electricity we sold to Final Customers.

In the generation business, any producer may be granted a concession to build or manage thermoelectric and small hydroelectric generating facilities in the State of Paraná. Brazilian law provides for competitive bidding for generation concessions for hydroelectric facilities with capacity higher than 30 MW.

In the transmission business, Brazilian law provides for competitive bidding for transmission concessions for facilities with a voltage of 230 kV or greater that will form part of the Interconnected Transmission System.

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

All of our activities follow our Sustainability Policy, which integrates corporate planning and sustainability management in order to optimize our financial, social and environmental performance. We have implemented a Climate Change Policy, which establishes guidelines for the mitigation of greenhouse gas emission and changes in our business, evaluating risks and opportunities related to climate change.

We request and renew our environmental licenses in accordance with the environmental regulation issued by applicable federal, state and municipal level authorities. We are in compliance with all material environmental regulations and our more recent (post-1986) generation, transmission and distribution projects are in compliance with federal, state and municipal regulations.

In 2017, we implemented the necessary environmental and social plans for the development and operation of our local assets related to generation, transmission and distribution.

To reinforce our commitment to environmental, social and economic sustainability, we are signatories to the United Nations Global Compact, and we actively seek to implement the principles of the Global Compact in our daily activities and our corporate culture. Additionally, in 2017, COPEL created a center for the United Nations Global Compact Cities Programme, aiming to create partnerships with governmental authorities, civil society and universities in order to develop innovative projects and address urban challenges.

PLANT, PROPERTY AND EQUIPMENT

Our principal properties consist of the generation and telecommunications facilities described in “Business - Generation and Purchasers of Energy”. Of the net book value of our total property, plant and equipment as of December 31, 2017 (including construction in progress), generation facilities represented 63.5%, wind farms represented 20.2%, telecommunications represented 8.8%, Elejor represented 4.0%, and Araucária Thermoelectric plant represented 3.4%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

In adition , the infrasctruture used by transmission and distribution business, these are classified as a financial and a intangible assets as described in note 4.3.9 of our audited financial statements.

THE EXPROPRIATION PROCESS

Although we receive concessions from the Brazilian government to construct hydroelectric facilities, we do not receive title to the land on which the facilities are to be located. In order for us to construct, the land must be expropriated. The land required for the implementation of a hydroelectric facility may only be expropriated pursuant to specific legislation. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of expropriation disputes, with friendly settlements for most of them. As of December 31, 2017, we estimated our liability related to the settlement of such disputes to be approximately R$81.2 million. This amount is in addition to amounts for land expropriation included in each of our hydroelectric facility budgets.

The Brazilian eLECTRIC Power Industry

General

In December 2017, the MME approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 4212.5 GW by 2026, of which 48.7% is projected to be hydroelectric, 10.9% is projected to be thermoelectric, 1.6% is projected to be nuclear and 29.7% is projected to be from alternative energy sources such as wind, biomass and small hydroelectric plants.

Approximately 32% of the installed power generating capacity of Brazil is currently owned by Eletrobras (including its wholly-owned subsidiary Eletronuclear and its 50% participation interest in Itaipu). Through its subsidiaries, Eletrobras is also responsible for 47% of the installed transmission capacity equal or above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de São Paulo – CESP, Companhia Energética de Minas Gerais – CEMIG and us, among others.

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

National Electric System Operator – ONS

The ONS (Operador Nacional do Sistema Elétrico) is a non-profit private entity comprised of electric utilities engaged in the generation, transmission and distribution of electric energy, in addition to other private participants such as importers, exporters and Free Customers. The primary role of the ONS is to coordinate and regulate the generation and transmission operations in the Interconnected Transmission System, subject to the ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include, among others, operational planning for the generation industry, organizing the use of the domestic Interconnected Transmission System and international interconnections, ensuring that industry participants have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the electric energy system, proposing plans to the MME for extensions of the Interconnected Transmission System, and formulating regulations regarding the operation of the transmission system for ANEEL’s approval.

Electric Energy Trading Chamber – CCEE

The CCEE (Câmara de Comercialização de Energia Elétrica) is a non-profit private entity subject to authorization, inspection and regulation by ANEEL. The CCEE is responsible for, among other things, (i) registering all energy purchase agreements in the regulated market, Contratos de Comercialização de Energia no Ambiente Regulado (“CCEAR”) and in the free market, (ii) accounting for and clearing short-term transactions and (iii) managing funds generated by some of the regulatory charges. The CCEE is composed of holders of concessions, permissions and authorizations in the electricity industry and Free Customers, and its board of directors is composed of four members appointed by these agents and one by the MME, who is the chairman of the board of directors.

Energy Sector Monitoring Committee – CMSE

The CMSE (Comitê de Monitoramento do Setor Elétrico) was created by the New Industry Model Law to monitor service conditions and to recommend preventative measures to ensure energy supply adequacy, including demand-side action and contracting of energy reserves.

Energy Research Company – EPE

In August 2004, the Brazilian government created the Energy Research Company (Empresa de Pesquisa Energética - “EPE”), a federal public company responsible for conducting strategic studies and research in the energy sector, including the industries of electric power, petroleum, natural gas, coal and renewable energy sources. The studies and research conducted by the EPE subsidize the formulation of energy policy by the MME.

Eletrobras

Eletrobras serves as a holding company for the following federally-owned energy companies: Companhia Hidro Elétrica do São Francisco – CHESF, Furnas, Eletrosul, Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, Companhia de Geração Térmica de Energia Elétrica – CGTEE and Eletrobras Termonuclear S.A. – Eletronuclear, Eletrobras Amazonas Energia, Eletrobras Distribuição Roraima, Eletrobras Distribuição Alagoas, Eletrobras Distribuição Piauí, Eletrobras Distribuição Rondônia, Eletrobras Distribuição Acre, Cepel and Itaipu Binacional. Eletrobras manages the commercialization of energy from Itaipu and from alternative energy sources, under the Proinfa Program.

Historical Background of Industry Legislation

The Brazilian constitution provides that the development, use and sale of electric energy may be undertaken directly by the Brazilian federal government or indirectly through the granting of concessions, permissions or authorizations. Historically, the Brazilian electric energy industry has been dominated by generation, transmission and distribution concessionaires controlled by the federal or state governments. Since 1995, the Brazilian government has taken a number of measures to reform the Brazilian electric energy industry. in general, these measures were aimed at increasing the role of private investment and eliminating foreign investment restrictions in order to increase overall competition and productivity in the industry.

The following is a summary of the principal developments in the regulatory and legal framework of the Brazilian electricity sector:

•

In 1995, (i) the Brazilian constitution was amended to authorize foreign investment in power generation; (ii) the Concessions Law was enacted, requiring that all concessions for energy-related services be granted through public bidding processes, providing for the creation of independent producers and Free Customers and granting electricity suppliers and Free Customers open access to all distribution and transmission systems; and (iii) a portion of the controlling interests held by Eletrobras and various Brazilian states in generation and distribution companies were sold to private investors.

•

In 1998, the Power Industry Law was enacted, providing for, among other things, the creation of the ONS and the appointment of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), a development bank wholly owned by the Brazilian government, as the financing agent of the power industry, especially to support new generation projects.

•

In 2001, Brazil faced a serious energy crisis that lasted through February 2002. During this period, the Brazilian government implemented an energy-rationing program in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil. In April 2002, the Brazilian government for the first time implemented the extraordinary tariff adjustment to compensate the electricity suppliers for financial losses incurred as a result of the rationing period.

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

•

In 2015, the Brazilian government enacted Provisional Measure No. 688, dated as of August 18, 2015, converted into Federal Law No. 13,203, dated as of December 8, 2015, to revise the allocation of the hydrological risks borne by hydroelectric power plants that share hydrological risks under Energy Reallocation Mechanism. See “Item 4 – Information on the Company - The Brazilian Electric Power Industry - Energy Reallocation Mechanism”. In 2014 and 2015, given poor hydrological conditions, the MRE participants generated less electricity than their assured energies, which was confirmed by a significant decrease of the Generating Scaling Factor (“GSF”), a measurement of the proportion between the electricity generated by the MRE participants and their respective assured energy.

These generation deficits resulted in losses for the MRE participants given their exposure to hydrological risks. As a consequence, Federal Law No. 13,203 established an optional mechanism that allows each generation plant to transfer these risks to Final Customers upon payment of a risk premium to the Brazilian federal government, as well as certain temporary extensions of generation concessions to compensate for losses in 2015. We decided to opt-in with respect to all of Copel GeT´s and Elejor´s eligible Energy Agreements under this new hydrological risk allocation mechanism, which represented approximately 16% of Copel GeT´s total assured energy.

•

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

•

In July 2017, the MME released the Public Consultation No. 033/2017, named “Proposal for improvement of the legal framework of the electricity sector”. This public consultation was intended to receive contributions for the structuring of changes to the power legal framework to ensure long-term sustainability for the Brazilian power industry. This public consultation marks an important step to guide the MME in preparation of specific legislative proposals capable of providing measures of economic rationalization and modernization of the electricity sector.

•

In August 2017, the Investment Partnership Program Council of the Presidency of the Republic issued Resolution No. 13, dated August 23, 2017, recommending the privatization of Centrais Elétricas Brasileiras S.A. – Eletrobras, and, accordingly, its inclusion in the National Privatization Program, without prejudice to the ongoing divestment processes related to the sale of Eletrobras’ equity interests in six distribution companies under its control and seventy generation and transmission special purpose companies.

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

The New Industry Model Law excludes Eletrobras and certain of its subsidiaries from the National Privatization Program, which was created by the Brazilian government in 1990 to promote the privatization process of state-owned companies. However, Provisional Measure No. 814, dated December 28, 2017, changed the New Industry Model Law to reinclude Eletrobras and certain of its subsidiaries in the National Privatization Program. The Brazilian federal government intends to complete the Eletrobras privatization process in 2018.

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

The electricity generated by Itaipu will continue to be sold by Eletrobras to the distribution concessionaires operating in the South, Southeast and Midwest portions of the Interconnected Transmission System. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the real/U.S. dollar exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed as follows under “Distribution Tariffs”.

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

Electricity purchases are generally made through three types of bilateral agreements: (i) Energy Agreements (Contratos de Quantidade de Energia), (ii) Availability Agreements (Contratos de Disponibilidade de Energia) and (iii) allocation of energy quotas, as defined by the ANEEL. Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that its electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, which could interrupt the supply of electricity. In such case, the generator would be required to purchase electricity elsewhere in order to comply with its supply commitments. Under an Availability Agreement, a generator commits to making a certain amount of capacity available to the regulated market. In such case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage. With respect to the third method (introduced by the 2013 Concession Renewal Law), the plants that have had their concession renewed under the 2013 Concession Renewal Law lost the right to sell their energy, and from now on will only receive compensation under the energy quota system as a result of the operation and maintenance of such facilities. As a result, energy generated by these generation concessionaries are passed on to distributors at a lower cost through quotas that match the size of the markets served.

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

In the event of over-contracting, where the contracted volume falls between 100% and 105% of actual demand, the distributor is not penalized and the additional costs are compensated through increases in its customers’ tariffs. Where the contracted volume is over 105% of actual demand, the distributor must sell energy in the spot market. If the contract price proves lower than the current spot market price, the distributor sells its excess energy for a profit. On the other hand, if the contract price is higher than the spot market price, the distributor sells its excess energy at a loss. ANEEL Normative Resolution No. 711, dated April 19, 2016, allowed distribution companies to renegotiate their energy purchase agreements in the regulated market to reduce the contracted amounts. Recently, Federal Law No. 13,360, dated November 17, 2016, also permitted the sale of excess energy by distribution companies in the free market, but the effectiveness of such rule is still subject to further regulation by ANEEL.

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

Focusing on the future of the electricity sector, the Ministry of Mines and Energy launched Public Consultation No. 33/2017 with the purpose of obtaining the view of different participants around improvements in the business model of the sector. Issues such as the expansion of the free market and removal of barriers to the entry of its participants, hourly energy price, adequate allocation of risks, security of supply and socio-environmental sustainability were discussed. Further regulation is expected for the years to come.

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

All electricity generation, distribution and trading companies, independent producers and Free Customers are required to notify MME, by August 1st of each year of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. In advance of each electricity auction, each distribution company is also required to inform MME of the amount of electricity that it intends to contract in the auction. In addition, distribution companies are required to specify the portion of the contracted amount they intend to use to supply potentially Free Customers.

Auctions in the Regulated Market

Electricity auctions for new generation projects are held from the third to the seventh year before the initial delivery date of electricity (“A-3 to A-7 Auctions”). Electricity auctions for existing generation projects are held (i) from the first to the fifth year before the initial delivery date (“A to A-5 Auctions”), and (ii) up to four months before the initial delivery date (“Adjustment Auctions”).

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

Since 2004, CCEE has conducted twenty-four auctions for new generation projects, eighteen auctions for energy from existing power generation facilities, ten auctions for reserve energy in order to increase energy supply security, three auctions from alternative energy sources and seventeen auctions for market adjustments. No later than August 1 of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the five subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and determines which generation companies will participate in the auction. The auction is carried out electronically in two phases.

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

The 2013 Concession Renewal Law established that generation concessions entered into prior to 2003 that were not renewed would be subject to a new competitive bidding process and that the energy generated by these facilities will be allocated by the Brazilian federal government in quotas to the regulated market, for purchase by distribution concessionaires. On November 25, 2015, ANEEL carried out a competitive bidding process for the grant of new 30-year concessions of 29 hydroelectric plants in accordance with the 2013 Concession Renewal Law. Until December 31, 2016, 100% of the electricity generated by such 29 hydroelectric plants must be destined to the regulated market and, as of January 1, 2017, the percentage was reduced to 70%. On September 27, 2017, the ANEEL carried another competitive bidding process for the grant of new 30-year concessions of 4 hydroelectric plants in accordance with the 2013 Concession Renewal Law. In this auction, the percentage destined to the regulate market was 70% since the beginning of the concession.

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

Tariffs for the Use of the Distribution and Transmission Systems

ANEEL regulates access to the distribution and transmission systems and establishes tariffs for the use of these systems. The tariffs are (i) network usage charges, which are charges for the use of the proprietary local grid of distribution companies (“TUSD”) and (ii) for the use of the transmission system, which is the Interconnected Transmission System and its ancillary facilities (“TUST”).

TUSD

Users of a distribution grid pay the distribution concessionaire a tariff known as the TUSD (Tarifa de Uso dos Sistemas Elétricos de Distribuição). The TUSD is divided into two parts: one related to the contracted power in R$/kW and another related to the regulatory charges in R$/kWh. The amount paid by the users of a distribution grid is calculated by multiplying the maximum contracted power for each of the customer’s points of connection to the concessionaire’s distribution grid, by the tariff in R$/kW, plus the product of the power consumption by the tariff in R$/kWh, per month.

In relation to the Captive Customers, the TUSD is part of the supply tariff that is calculated based on the voltage used by each customer.

TUST

The TUST (Tarifa de Uso do Sistema de Transmissão) is paid by distribution companies, generators and Free Customers to transmission companies for the use of the Interconnected Transmission System (electrical transmission system with a voltage equal or higher than 230 kV). This tariff is revised annually according to (i) the location of the user of the Interconnected Transmission System and (ii) the annual revenues that a transmission company is permitted to collect for the use of its assets in the Interconnected Transmission System. The ONS, an entity that represents all transmission companies that own assets in the Interconnected Transmission System, coordinates the payment of transmission tariffs to these transmission companies. Users of the Interconnected Transmission System sign contracts with the ONS, which allows them to use the transmission grid in return for paying TUST.

Distribution Tariffs

Distribution tariff rates to final customers (including the TUSD) are subject to review by ANEEL, which has the authority to adjust and review these tariffs in response to changes in energy purchase costs and market conditions. When adjusting distribution tariffs, ANEEL divides the costs of distribution companies into (i) costs that are beyond the control of the distributor, (“Parcel A costs”), and (ii) costs that are under control of distributors (“Parcel B costs”). ANEEL’s tariff adjustment formula treats these two categories differently.

Parcel A costs include, among others, the following:

•         costs of electricity purchased by the concessionaire to attend Captive Customers, in accordance to the regulatory model in force;

•         charges for the connection to and use of the transmission and distribution grids; and

•         energy sector regulatory charges.

Parcel B costs include, among others, the following:

•         a component designed to compensate the distributor for the investments made by the distributor on the concession assets;

•         depreciation costs; and

•         a component designed to compensate the distributor for its operating and maintenance costs.

Each distribution company’s concession agreement provides for an annual revision (reajuste anual). In general, Parcel A costs are fully passed through to customers. Parcel B costs, however, are only adjusted for inflation in accordance with the IPCA Index, minus the X factor.

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

The X factor for each distribution company is calculated based on the following components:

•         P, based on the concessionaire’s productivity, which is measured in terms of increases in assets (kms of power grid), the total volume of energy sold, and the number of final customers to which energy is sold;

•         T, based on the trajectory of the concessionaire’s operating costs, measured as the difference between the cost benchmarks established by ANEEL and the concessionaire’s actual operating costs; and

•         Q, based on quality target indicators that measure the interruption of energy supply to final customers, and other quality indicators.

In addition, a distribution concessionaire is entitled to an extraordinary tariff review (revisão extraordinária) on a case-by-case basis, to ensure its financial stability and compensate it for unpredictable costs, including taxes, which significantly change its cost structure. Extraordinary tariff adjustments were granted (i) in June 1999 to compensate for increased costs of electricity purchased from Itaipu as a result of the devaluation of the real against the dollar; (ii) in 2000 to compensate for the increase in Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social - COFINS) from 2% to 3%; (iii) in December 2001 to compensate for losses caused by the Rationing Program; (iv) in January 2013, due to the enactment of 2013 Concession Renewal Law; (v) in March 2015, to compensate the costs related to the quotas of the Electric Development Account (CDE) and increased costs with the purchase of energy, and (vi) in March 2017, to compensate the amount unduly included in the tariffs for captive consumers in 2016, referring to the Angra III plant.

Since October 2004, on the date of a subsequent tariff adjustment or tariff revision, whichever occurs earlier, distribution companies have been required to execute separate contracts for the connection and use of the distribution grid and for the sale of electricity to their potentially Free Customers.

Tariff Flags (Bandeiras Tarifárias)

Effective as of January 1, 2015, a new system has been introduced by the ANEEL to permit distribution concessionaires to pass on to their final customer certain variable cost increases attributable to changes in hydrological conditions in Brazil, prior to the formal tariffs periodic revisions made by ANEEL.

In accordance with this model, a green, yellow or red flag, as determined by ANEEL, is included in invoices sent to final customers, reflecting nationwide hydrological conditions (except for the State of Roraima). If a green flag is added to final customers’ invoices due to satisfactory hydrological conditions, no additional charges are added. On the other hand, if these invoices contain yellow or red flags, this indicates that distribution concessionaires are facing higher variable costs from the acquisition of electricity and will pass these costs on to final customers.

Incentives

In 2000, a Federal decree created the Thermoelectric Priority Program, (Programa Prioritário de Termoeletricidade, or “PPT”), for the purposes of diversifying the Brazilian energy matrix and decreasing Brazil’s strong dependence on hydroelectric plants. The incentives granted to the thermoelectric plants included in the PPT were: (i) guarantee of gas supply for 20 years, as per a MME regulation, (ii) assurance that the costs related to the acquisition of the electric energy produced by thermoelectric plants will be passed on to customers through tariffs up to the normative value established by ANEEL, and (iii) guarantee of access to a special BNDES financing program for the electric energy industry.

In 2002, the Brazilian government established the Proinfa Program to encourage the generation of alternative energy sources. Under the Proinfa Program, Eletrobras would purchase the energy generated by alternative sources for a period of 20 years. In its initial phase, the Proinfa Program was limited to a total contracted capacity of 3,300 MW. In its second phase, which should start after the 3,300 MW cap has been reached, the Proinfa Program intends to purchase up to 10% of Brazil’s annual electric energy consumption from alternative sources. The first phase of the Proinfa program commenced in 2004 and it so far has supported the construction of 131 alternative energy plants which is expected to reach the production of 11.2 million MWh. According to a decision of ANEEL, the total investment to the Proinfa Program in 2018 will be R$ 3.4 billion.

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

CDE

In 2002, the Brazilian government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE Account”). The CDE Account is funded by (i) annual payments made by concessionaires for the use of public assets, (ii) penalties and fines imposed by ANEEL, (iii) the annual fees paid by agents offering electric energy to final customers, by means of an additional charge added to the tariffs for the use of the transmission and distribution grids and (iv) the credits held by the federal government against Itaipu. The CDE Account was originally created, amongst others, to promote the availability of electric energy services to all of Brazil and the competitiveness of the energy produced by alternative sources. The CDE is regulated by the executive branch, was managed by Eletrobras until April 30, 2017 and is managed by CCEE as of May 1, 2017, pursuant to Federal Law No. 13,360/2016. This charge had been substantially reduced by the 2013 Concession Renewal Law (approximately 75% compared to its December 31, 2011 amount) in an attempt to reduce the cost of electricity paid by final customers, among others. The 2013 Concession Renewal Law also allowed the funds from the RGR Fund to be transferred to the CDE Account, provided that the Federal Treasury would also contribute with the CDE Account and permit the funds deposited in the CDE Account to be used in support of the electricity generation program in non-integrated electric grids (sistemas elétricos isolados) as well as to partially offset the increased costs borne by distribution concessionaires for the purchase of energy in the spot market as a result of the non-renewal of generation concessions due to the 2013 Concession Renewal Law.

On March 7, 2014, the Brazilian government also permitted the transfer to distribution concessionaires of funds deposited in the CDE Account to cover their respective costs arising from involuntary exposure to the spot market in January 2014 as a result of poor hydrological conditions in 2013 and 2014, which mandated the acquisition of thermoelectric energy at higher prices in the spot market, costs which distribution concessionaires were not able to pass on to Final Customers through regular Retail Tariffs prior to formal tariffs periodic revisions made by ANEEL.

                Distribution concessionaries will be able to pass on to its final customer a CDE Account charge, to the extent necessary to repay their respective financing obligations contracted by the CCEE through the ACR Account. See “Regulated Market Account – ACR Account.”

On February 27, 2015, ANEEL approved a significant increase of the CDE fee charged to cover all of these additional costs supported by the CDE Account, which were aggravated by the lack of contribution from the Brazilian Federal Treasury. ABRACE, an association of Free Customers filed lawsuits to contest the increase of the CDE fee and this litigation remains ongoing. Since July 2015, the Free Customers associated with ABRACE benefit from an injunction suspending the increase of the CDE fee. Associations of distributors of energy (including ABRADEE, with whom Copel Distribuição is associated) also obtained injunctions suspending its obligation to withhold such CDE fees while ABRACE´s and other consumers’ injunction remains in force.

Federal Law No. 13,360/2016 established that the Federal Government must prepare a plan for a structural reduction of the CDE charge until December 31, 2017, and it also provided that the revenues, expenses and beneficiaries of the CDE Account must be published monthly by CCEE. More specifically, promulgation of Law No. 13,360, dated November 17, 2016, implemented a series of changes in the structure of the CDE rules, causing the fund to abandon its role as a source of funds for (i) the amortization of financial operations linked to the indemnity for concessions reversal or (ii) the affordable tariff policy. Currently, the scope of the CDE is to compensate for the discounts applied in the transmission tariffs, to provide funds for the payment of amounts related to the management and movement of CDE, CCC and RGR by CCEE; and to compensate the tariff impact of the reduced load density of the rural electrification cooperatives market.

Regulated Market Account – ACR Account.

On April 2014, the Brazilian government created the Regulated Market Account, Conta no Ambiente de Contratação Regulada – Conta-ACR (“ACR Account”), to assist distribution concessionaires to cover their respective costs for the acquisition of thermoelectric energy for the period from February 2014 to December 2014, incurred as a result of poor hydrological conditions. Distributors incurred higher costs as a result of adverse hydrological conditions because they were required to buy thermoelectric energy at higher prices in the spot market, and were unable to pass all these costs on to Final Customers prior to a formal tariff periodic revision made by ANEEL. To fund the ACR Account, the Brazilian federal government authorized the CCEE to enter into credit agreements with certain Brazilian financial institutions. An aggregate of R$21.7 billion, composed of nine tranches, has been deposited in the ACR Account. Distribution concessionaires are reimbursing this financing from the 2015 tariff process, through the application of monthly additional CDE Account charges to its final customers, for a period of approximately 60 months. In 2017, the CCEE did not release funds from the ACR Account to us.

Itaipu Transmission Fee

The Itaipu Hydroelectric Plant has an exclusive transmission grid and is not part of the Interconnected Transmission System. Companies that are entitled to receive electricity from Itaipu pay a transmission fee in an amount equal to their proportional share of the Itaipu generated electricity.

Use of Water Resources Tax

Holders of concessions and authorizations that allow for the exploitation of water resources must pay a total tax of 7.00% of the value of the energy they generate, which for the purposes of this calculation is based on a rate set by ANEEL. Beginning on January 1, 2018, ANEEL set this rate at R$74.03/MWh. The proceeds of this tax are shared among the states and municipalities where the plant or the plant’s reservoir is located, as well as with certain federal agencies.

ANEEL Inspection Fee (TFSEE)

The ANEEL Inspection Fee is an annual fee due by the holders of concessions, permissions or authorizations equal to an ANEEL determined percentage of their revenues. The ANEEL Inspection Fee requires these holders to pay up to 0.4% of their annual revenue to ANEEL in 12 monthly installments.

Default on the Payment of Regulatory Charges

The failure to pay required contributions to the RGR Fund, Proinfa Program or CDE Account or to make certain payments, such as those due from the purchase of electric energy in the regulated market or from Itaipu, will prevent the defaulting party from receiving adjustments or reviews of their tariffs (except for an extraordinary review) and will also prevent the defaulting party from receiving funds from the RGR Fund or CDE Account. We comply with payment obligations related to Regulatory Charges.

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

Each hydroelectric plant which has its concession contract renewed in accordance to 2013 Concession Renewal Law will no longer participate in the MRE, and the hydrological risk from those plants will be borne by the distribution concessionaires under the National Interconnected Power Grid. For the generation plants with expired concessions, which were subject to a new competitive bidding process under the 2013 Concession Renewal Law, 30% of the generated energy available for the generation concessionaire to sell in the market is also subject to the MRE hydrological risk allocation mechanism. This risk does not impact our distribution business, since we are allowed to increase the tariffs of our distribution customers to compensate any costs arising from this hydrological risk.

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

•         40% to the Ministry of Sciences and Technology, to be invested in national research and development projects; and

•         20% to the MME, to defray EPE.

In 2017, we spent R$54.1 million on research and development, while in 2016 we spent R$52.6 million and in 2015 we spent R$72.9 million.

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

The Brazilian Forestry Code and related regulations establish rules regarding the maintenance and acquisition of areas affected by hydroelectric plant reservoirs. These regulations may result in increased maintenance, reforestation and expropriation costs to energy industry concessionaires. We have been developing conservation actions in our power plants, as established in the Forestry Code, since their construction. A violator of an environmental law may be subject to administrative and criminal sanctions and, in case environmental damage occurs, will have an obligation to repair or provide compensation to the affected party. Administrative sanctions may include substantial fines and the suspension of activities, while criminal sanctions may include fines and, for individuals, including for directors and employees of companies that commit environmental crimes, possible imprisonment.

Our energy generation, distribution and transmission facilities are subject to environmental licensing procedures, which may include the preparation of environmental impact assessments before such facilities are constructed. Once the respective environmental licenses are obtained, their maintenance is still subject to compliance with certain requirements.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The information presented as follows has been derived from our consolidated statements of income for the years ended December 31, 2017, 2016 and 2015, that have been prepared in accordance with IFRS as issued by the IASB. For more information see “Presentation of Financial and Other Information” and Note 3 to our audited consolidated financial statements for the year ended December 31, 2017.

We have restated our financial statements for the fiscal year ended December 31, 2015 and December 31, 2016, to correct our accounting for an investment made by our subsidiary UEG Araucária Ltda., and we have identified material weaknesses in our internal control over financial reporting.  For additional information, see Note 4.1 to our audited consolidated financial statements and “Item 15. Controls and Procedures”.

OVERVIEW

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment faced consecutive decreases in Brazilian GDP growth rates, with an increase of 2.3% in 2013 and 0.1% in 2014 and a decrease of 3.8% in 2015. The growth rate was equally negative in 2016, with a decrease of 3.6%. The economic environment showed signs of recovery in 2017, with an increase of 1.0% in growth rate, and the lowest inflation rate and exchange rate variation of the real vs. U.S. dollar of the last few years.

The following table shows selected economic data for the periods indicated:

	Year ended December 31,
	2017	2016	2015
Inflation (IGP-DI)	(0.42)%	7.18%	10.70%
Appreciation (depreciation) of the real vs. U.S. dollar	(1.48)%	19.81%	(31.98)%
Period-end exchange rate – US$1.00(1)	3.3080	3.2591	3.9048
Average exchange rate – US$1.00	3.2031	3.4500	3.3876
Change in real GDP	1.0%	(3.6)%	(3.8)%
Average interbank interest rates(2)	9.80%	14.05%	13.46%

(1) The real/U.S. dollar exchange rate at April 30, 2018 was R$3.4811 per US$1.00.

(2)Calculated in accordance with Central Clearing and Custody House, or Central de Custódia e Liquidação Financeira de Títulos(“CETIP”), methodology (based on nominal rates).

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

Sales to final customers (which include sales by our distribution business to Captive Customers, sales by our generation business and sales by our trading business to Free Customers) represented approximately 55.9% of the volume of electricity we made available in 2017, and accounted for 59.6% of our energy sales revenues. Almost all of such sales were to Captive Customers. For more information, see “Item 4. Information on the Company — The Brazilian Electric Power Industry — Distribution Tariffs”. In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery of these costs is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

ANEEL modifies our Retail Tariffs annually, generally in June. Since January 2013, the adjustments have been as follows.

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

•

In June 2013, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 13.08%, of which 11.40% related to the tariff increase and 1.68% referred to an increase in recovery of deferred regulatory accounts (CVA). After giving effect to the recovery of Parcel A costs, the average effect of this tariff readjustment on our Captive Customers was an increase of 14.61%. However, Copel Distribuição requested a partial deferral of this adjustment, which was authorized by ANEEL and approved on July9, 2013. The amount of R$255.9 million was therefore deferred, and to be included as a financial component in the 2014 annual revision. This deferral reduced the average effect of the tariff adjustment to 9.55%.

•

In June 2014, ANEEL approved the annual adjustment of our Retail Tariffs, increasing them by an average of 35.38%, of which 25.05% related to the tariff increase and 10.34% related to an increase in recovery of deferred regulatory accounts (CVA). After giving effect to the recovery of Parcel A costs, the average effect of this tariff adjustment on our Captive Customers was an increase of 39.71%. However, Copel Distribuição requested a partial deferral of this adjustment, which was authorized by ANEEL and approved on July22, 2014. The amount of R$898.3 million was therefore deferred, and to be included as a financial component in the 2015 annual readjustment. This deferral reduced the average effect of the tariff revision to 24.86%.

•

In March 2015, ANEEL approved an extraordinary revision due to a series of events that significantly impacted the distribution concessionaires’ costs, which were not originally foreseen in the 2014 Retail Tariff increase, such as the increase of Itaipu tariffs (46.14%) and higher prices to purchase energy in recent energy auctions. Copel Distribuição’s average tariff revision approved by ANEEL was 36.79% starting from March 02, 2015. Of this total, 22.14% related to CDE Account charges that have been passed to customersand 14.65% relates to (i) Itaipu’s tariff increase and (ii) the higher prices paid by us to purchase energy in recent energy auctions that have been passed to customers.

•

In June 2015, ANEEL authorized the annual revision of Copel Distribuição’s tariff to final customers, increasing them by an average of 15.32%, of which (a) 20.58% related to the inclusion of the financial components, which will be recovered in the 12 months subsequent to the adjustment (including the amount of R$935.3 million corresponding to the deferrals in 2013 and 2014), (b) 0.34% related to the restatement of Portion B, (c) (3.25)% related to the adjustment of Portion A, and (d) (2.35)% reflected the removal of the financial components from the previous process. The adjustment was fully applied to Copel Distribuição’s tariffs as of June 24, 2015.

•

In June 2016, ANEEL approved the fourth periodic review of our Retail Tariffs, decreasing them by 12.87%, of which: (1.73)% related to the inclusion of financial components; 4.48% due to the update of Portion B; (2.57)% related to the update of Portion A; and (13.05)% reflecting the removal of the financial components of the previous tariff process.

•

In March 2017, ANEEL approved an extraordinary tariff revision to correct the amount unduly included in the tariffs for captive consumers in 2016. The return corresponded to the energy that was to be generated by the Angra III power plant; however, the plant was not yet in commercial operation. The refund of the amount charged the most was made in a single installment during the month of April 2017, and, as of May 2017, the tariffs were adjusted to disregard the amount that was being charged. The decision, of extraordinary character, affected 90 distributors of electric power of the country. Copel's retail tariff was reduced by an average of 11.8% during April 2017, and in May 2017, the tariff was close to its previous value, retaining an average discount of 1.27% until June 2017.

•

In June 2017, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 3.13%, of which 3.86% related to the tariff increase and (0.73)% related to the inclusion of financial components. After the removal of the financial components of the previous tariff process, the average effect of this tariff adjustment on our Customers was an increase of 5.85%.

Purchase and Resale of Energy

Our distribution business purchases energy from generation companies and resells this energy to final customers at regulated rates. For more information, see “Item 4. Information on the Company— Business—Generation” and “Item 4. Information on the Company—Business—Purchases”. Our major long-term contracts or purchase obligations are described as follows.

•

We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2017, our electricity purchases from Itaipu amounted to R$1,124.8 million;

•

Our distribution business is required to purchase a large portion of its energy needs from the regulated market. For more information, see “Item 4. Information on the Company — The Brazilian Electric Power — Industry — Auctions in the Regulated Market”.

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

Impact of the CRC Account

One of our most significant assets consists of the obligations of the State of Paraná under an agreement that was last amended in October 2017. These obligations derive from amounts we were entitled to recover under a prior regulatory regime, and as a result they are referred to as the recoverable rate deficit account or “CRC Account” (Conta de Resultados a Compensar). The balance is adjusted for IGP-DI, plus interest at 6.65% per year, and is payable in monthly installments until April 2025. If the State of Paraná fails to make payments on a timely basis, we may apply dividends we owe to the State of Paraná in its capacity as our shareholder against amounts it owes us under the CRC Account agreement.

In June 2016, as per the request of the Paraná State Government, our Board of Directors approved an amendment to the CRC Agreement, contingent upon the approval of the Brazilian Department of Treasury, comprising: (i) a grace period from April 2016 to December 2016, in which no principal and interest amounts were paid under the CRC Agreement; and (ii) a grace period from January 2017 to December 2017, in which amounts corresponding exclusively to the interest were paid monthly, but no principal amounts were paid. All other provisions of the CRC Agreement were  maintained as they were, including the maintenance of the current correction and interest rates, thus not affecting the global net present value of such agreement.

The Company and the State of Paraná formalized the above-mentioned amendment on October 31, 2017, after the consent from the Brazilian Department of Treasury. The State of Paraná complied with the agreed terms of such amendment and made monthly interest payments until December 2017. As of December 31, 2017, the outstanding balance of the CRC Account was R$1,516.4 million.

As of January 1, 2018, there were 88 monthly installments left. For additional information, see Note 8 to our audited consolidated financial statements.

Special Obligations

The contributions received from the federal government and our customers exclusively for investment in our generation assets, transmission and distribution grid are named as special obligations. We record the amount of these contributions on our statement of financial position as a reduction of our intangible and financial assets, under the caption “special obligations”, and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions is offset against intangible and financial assets. The amount we recorded as special obligations as of December 31, 2017 was R$2,871.5 million as a reduction of intangible assets and R$79.5 million as a reduction of financial assets.

Restatements

We have restated our financial statements for the fiscal year ended December 31, 2015 and December 31, 2016, to correct our accounting for an investment made by our subsidiary UEG Araucária Ltda., and we have identified material weaknesses in our internal control over financial reporting.  For additional information, see Note 4.1 to our audited consolidated financial statements and “Item 15. Controls and Procedures”.

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

As described above, we recognized financial assets in connection with these transmission concessions. However, we renewed the Concession Agreement 060/2001 pursuant to the 2013 Concession Renewal Law, which required that we accept certain amendments to this concession contract. See “Item 4. Information on the Company—Concessions”. One of the effects of these amendments is that we no longer recognize financial assets for concessions renewed pursuant to the 2013 Concession Renewal Law, because the scope of the concession has been narrowed to cover only the maintenance and operation of the transmission facilities. As a result, the financial assets we had previously recognized for concessions that were renewed pursuant to the 2013 Concession Renewal Law were converted into a receivable, since the Granting Authority has an obligation to pay these amounts. As of December 31, 2017, the amount recorded in “Accounts Receivable Related to the Concession Extension” account, totaled R$68.9 million, relates to the residual amount of generation assets, the concessions of which expired in 2014 and 2015.

Generation concessions are deemed outside the scope of IFRIC 12 and are accounted for under other applicable IFRS.

In addition to our financial assets and intangible assets, under IFRS we also recognize construction revenues and construction costs for construction activities we perform in connection with our distribution and transmission concessions. Our distribution business outsources power distribution infrastructure construction. As a result, under IFRS we recognize construction costs and revenues in roughly the same amounts. In contrast, since our transmission business performs much of our transmission infrastructure construction, we recognize construction revenue in amounts that exceed construction costs. The resulting margin for our transmission business’ construction revenue was 1.65% in 2016 and 2017, and is calculated based on a methodology that takes into account business risk.

The determination of the amortization term of our intangible assets and the fair value of our financial assets in connection with our concession contracts is subject to assumptions and estimates, and the use of different assumptions could affect the amounts we recognize. The estimated useful lives of the underlying assets, as well as the rate of return of the financial assets also require significant assumptions and estimates. Different assumptions and estimates and changes in future circumstances could have a significant impact on our results of operations. Additional information on the accounting for intangible and financial assets arising from concession agreements is contained in Notes 4.3.9 and 4.6 to our audited consolidated financial statements.

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

As a result of an amendment to our distribution concession agreement executed on December 10, 2014, we recognized on December 31, 2017, a financial liability in the amount of R$283.5 million (financial liability of R$279.0 million in 2016), which represents our net balance of sectorial financial assets and liabilities. This amendment added a guarantee that, if the concession is extinguished for any reason, the residual amounts of items of Parcel A costs and other financial components that have not been recovered or returned via tariff shall be incorporated in the calculation of the indemnification amount by the granting authority. For more information, see Note 9 to the audited consolidated financial statements.

Impairment of Long-Lived Assets

Long-lived assets, primarily property, plants and equipment and intangible assets, comprise a significant amount of our total assets. We evaluate our long-lived assets and make judgments and estimates concerning the carrying value of these assets, including the amounts to be capitalized, the depreciation/ amortization rates and useful lives of these long-lived assets. The carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about the demand for our products and services, future market conditions and regulatory developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Our evaluation as of December 31, 2017, resulted in an impairment of our in service and in progress property, plant and equipment in the amounts of R$5.0 million and R$1,210.4 million, respectively (see Notes 19.1 and 19.9 of our consolidated financial statements).

Electric Energy Trading Chamber – CCEE

For accounting purposes, we recognize costs and revenues related to purchases and sales of energy in the spot market based on our internal estimates, which are reviewed by the CCEE.

We claimed a credit based on energy purchased from Itaipu during the energy rationing period that occurred in 2001, when there was a significant difference between the purchase price of Itaipu energy and energy sold at a loss in the spot market. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2017, we had provisions of R$49.4 million to cover probable losses related to these other lawsuits.

Provision for Risks (Labor, Civil, Tax and Environmental Claims)

Our subsidiaries and we are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and environmental claims.

Provisions are recognized when, and only when: (i) the Company has a present obligation (legal or constructive) resulting from a past event, (ii) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate can be made of the amount to settle the obligation. By their nature, risks will only be resolved when a future event or events occur or fail to occur. Typically such events will occur a number of years in the future. The evaluation of these risks is performed by our internal and external legal counsel. Accounting for risks requires significant judgment by management concerning the estimated probabilities, including classification as probable or possible losses and ranges of exposure to potential liability. Management’s assessment of our exposure to risks could change as new developments occur or more information becomes available. The outcome of the risks could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. The provision for contingencies, classified as probable losses, as of December 31, 2017 amounted to R$1,512.1 million, of which R$138.6 million was related to tax proceedings, R$742.6 million was related to civil claims, R$475.6 million was related to labor claims, R$89.4 million was related to employee benefits, R$64.3 million was related to regulatory proceedings and R$1.6 million was related to environmental claims.

As of December 31, 2017, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims that cannot be evaluated in the current stage of proceedings, classified as possible losses, was approximately R$3,123.5 million, of which R$360.3 million correspond to labor claims; R$20.3 million to employee benefits; R$793.7 million to regulatory claims; R$1,091.1 million to civil claims; and R$858.1 million to tax claims. For more information, see Note 30 to our audited consolidated financial statements.

Employee Retirement and Health Benefits

We sponsor a (i) defined-benefit pension plan and a (ii) variable contribution pension plan covering substantially all of our employees. We have also established a health care plan for current and retired employees. We determine our obligations for these plans based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, rates of inflation, mortality rates and future employment levels (see the assumptions in Note 25.5.1 and the sensitivity analysis in Note 25.5.8 of our consolidated financial statements). These assumptions directly affect our post-employment benefits liability.

In 2017, we recorded expenses in the amount of R$237.6 million for our pension and health care plans. We estimate that we will incur expenses in the amount of R$98 million in 2018 for our health care plans (according to actuarial calculations).

Deferred Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing rates. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to derecognize all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. The taxes balances subject to the federal taxing department inspection are those constituted over the last five years. As of December 31, 2017 we have recognized deferred tax assets totaling R$1,882.6 million and have not considered any reduction for risk of recovery of such assets (see Note 13.2.1 to the consolidated financial statements).

Estimated losses for doubtful accounts

The estimated losses for doubtful accounts are recorded in amounts deemed sufficient by Copel’s senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely. The estimated losses for doubtful accounts are recorded considering the history of losses and parameters recommended by ANEEL, based on the expectation of receivables from the main debtors, on the analysis of large debts in judicial recovery / bankruptcy, on amounts receivable from residential class customers overdue for more than 90 days, from commercial class customers overdue for more than 180 days and from industrial and rural customers, public authorities, public lighting and public utilities overdue for more than 360 days in addition to previous experience of actual losses. As of December 31, 2017, we recorded a provision for doubtful accounts in the amount of R$309.8 million (see Note 7.3 to our consolidated financial statements for further details including provisions and reversals).

ANALYSIS OF ELECTRICITY SALES AND COST OF ELECTRICITY PURCHASED

The following table sets forth the volume and average rate components of electricity sales and purchases for the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,
	2017	2016	2015
Electricity Sales
Sales to Final Customers
Average price (R$/MWh):(1)
Industrial customers(2)	254.45	246.25	231.79
Residential customers	335.71	338.80	361.03
Commercial customers	318.65	339.26	300.19
Rural customers	333.33	378.67	232.59
Other customers(3)	262.23	268.98	237.18
All customers(2)	299.06	301.95	278.05
Volume (GWh):
Industrial customers(2)	7,689	9,585	10,823
Residential customers	7,126	6,932	6,957
Commercial customers	4,847	5,108	5,542
Rural customers	2,257	2,180	2,256
Other customers(3)	2,455	2,404	2,371
All customers(2)	24,374	26,209	27,949
Total revenues from sales to final customers (millions of R$)	7,691	7,914	7,771
Sales to distributors(4)
Average price (R$/MWh)(1)	183.98	146.93	233.02
Volume (GWh)(5)	17,263	18,213	15,910
Total revenues (millions of R$)	3,176	2,676	3,707.4
Electricity Purchases
Purchases from Itaipu
Average cost (R$/MWh)(6)	188.41	182.91	263.89
Volume (GWh)	5,934	5,958	5,941
Percentage of total Itaipu production purchased	7.2	6.5	7.6
Total cost (millions of R$)(7)	1,118.0	1,089.8	1,567.8
Purchases from Angra
Average cost (R$/MWh)	226.49	221.25	169.55
Volume (GWh)	1,023	1,026	1,051
Total cost (millions of R$)(7)	231.7	227.0	178.2
Purchases from CCGF
Average cost (R$/MWh)	61.55	66.19	34.11
Volume (GWh)	7.271	7,553	3,873
Total cost (millions of R$)(7)	447.5	499.9	132.1
Purchases from others(4)
Average cost (R$/MWh)	342.37	202.27	267.10
Volume (GWh)	12,758	14,180	15,556
Total cost (millions of R$)(7)	4,368	2,868	4,155

(1) Average prices or costs have been computed by dividing (i) the corresponding revenues or expenses by (ii) MWh of electricity sold or purchased.

(2) Includes Free Customers outside Paraná.

(3) Includes public services such as street lighting, as well as the supply of electricity to government agencies, and our own consumption.

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

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

The following table summarizes our results of operations for the years ended December 31, 2017, 2016 and 2015.

Our consolidated financial statements present our operating costs of sales and services provided by function. However, in accordance with IFRS, Note 33 of our audited consolidated financial statements presents this information according to the nature of the operating cost or expense. For ease of understanding, the analysis below reflects the information presented by nature.

	Year ended December 31,
	2017	2016 Restated	2015 Restated
	(R$ million)
Operating Revenues(1):
Electricity sales to Final Customers:	4,681.5	5,231.5	5,746.9
Residential	1,381.7	1,371.2	1,804.7
Industrial	1,488.5	1,796.0	2,049.5
Commercial, services and other activities	904.5	1,065.2	1,156.0
Rural	511.4	584.5	339.3
Other classes	395.5	414.6	397.4
Electricity sales to distributors	3,176.4	2,676.1	3,707.4
Use of main distribution and transmission grid	3,617.9	3,976.6	2,388.5
Residential	1,010.5	977.4	707.0
Industrial	468.0	564.3	459.2
Commercial, services and other activities	640.0	667.7	507.7
Rural	241.0	241.0	185.4
Other classes	248.3	231.9	164.9
Interest income	403.8	854.1	116.1
Other distribution and transmission revenue	606.3	440.2	248.2
Construction revenues	868.0	1,279.7	1,196.3
Revenues from telecommunications	309.0	261.6	209.9
Distribution of piped gas	454.8	471.9	526.4
Sectorial financial assets and liabilities result	718.8	(1,079.7)	858.2
Other operating revenues	141.1	151.4	94.5
Fair value of assets from the indemnity for the concession	57.1	132.7	217.7
	14,024.6	13,101.8	14,945.8
Cost of sales and services provided:
Electricity purchased for resale	(6,165.5)	(4,685.6)	(6,032.9)
Charge of main distribution and transmission grid	(712.0)	(866.2)	(919.8)
Personnel and management	(1,343.3)	(1,304.4)	(1,168.9)
Pension and healthcare plans	(237.6)	(259.8)	(254.3)
Material and supplies	(83.1)	(81.5)	(76.7)
Materials and supplies for power electricity	(97.4)	(33.4)	(199.3)
Natural gas and supplies for gas business	(309.5)	(325.4)	(1,176.1)
Third-party services	(521.5)	(550.5)	(519.5)
Depreciation and amortization	(731.6)	(708.3)	(676.5)
Accruals and provisions	(365.5)	(768.7)	(210.8)
Construction cost	(1,003.9)	(1,280.7)	(1,251.0)
Other costs and expenses	(414.0)	(414.8)	(426.1)
	(11,984.9)	(11,279.3)	(12,911.9)
Equity in earnings of associates and joint ventures	101.7	166.4	87.6
Financial results	(748.4)	(594.7)	(427.7)
Profit before income tax and social contribution	1,392.9	1,394.2	1,693.8
Income tax and social contribution on profit	(274.7)	(519.7)	(532.2)
Net income for the year	1,118.3	874.5	1,161.6
Net income attributable to controlling shareholders	1,033.6	895.8	1,109.6
Net income attributable to non-controlling interest	84.7	(21.3)	52.0
Other comprehensive income	31.3	(57.2)	291.3
Comprehensive income	1,086.9	817.3	1,452.9
Comprehensive income attributable to controlling shareholders	1,002.4	838.5	1,400.4
Comprehensive income attributable to non-controlling interest	84.5	(21.2)	52.5

(1) The information contained herein reflects the restatement of the Income Statement of the years 2016 and  2015.

Results of Operations for 2017 Compared with 2016

The information contained herein reflects the restatement of Financial Results and Net Income of the Income Statement of the year 2016. For more information see Note 4.1 of our Consolidated Financial Statements.

Operating Revenues

Our consolidated operating revenues increased by 7.0% or R$922.8 million, in 2017 compared to 2016. This result reflected an increase of R$1,798.5 million in the sectorial financial assets and liabilities; an increase of R$500.3 million in electricity sales to distributors; an increase of R$47.4 million in telecommunications revenues. These increases were partially offset by a decrease of R$550.0 million in electricity sales to final customers; a decrease of R$411.6 million in construction revenues; a decrease of R$358.6 million in revenues from the use of our main transmission grid; a decrease of R$75.7 million in fair value of the Indemnifiable Concession Assets; a decrease of R$17.1 million in distribution of piped gas; and a decrease of R$10.3 million in other operating revenues.

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers decreased by 10.5%, or R$550.0 million, to R$4,681.5 million in 2017 compared with R$5,231.5 million in 2016, primarily due to a decrease of 6.8% of total power consumption of our Final Customers, from 26,151 GWh in 2016 to 24,374 GWh in 2017, as follows:

•         The volume of electricity sold to residential customers increased by 2.8% in 2017 compared to 2016. While there was an increase in number of customers by 2.4%, the average consumption remained stable in 2017 compared to 2016.

•         The volume of electricity sold to industrial customers, including both Captive Customers and Free Customers, decreased by 19.7% in 2017 compared to 2016. Primarily due to the increasing migration of industrial customers to the free market and the country’s economic situation. The number of industrial customers decreased by 6.9% and the average consumption decreased by 39.2% in 2017 compared to 2016.

•         The volume of electricity sold to commercial customers, including both Captive Customers and Free Customers, decreased by 4.2% in 2017 compared with 2016. Despite the increase in number of customers of 2.0%, the average of consumption decrease by 9.9% in 2017 compared to 2016.

•         The volume of electricity sold to rural customers increased by 3.5% in 2017 compared to 2016. This increase is mainly due to the positive performance of agribusiness in the State of Paraná and to an increase of 5.1% in the average consumption.

The decrease of the total power consumption of our Final Customers was partially offset by an increase of 5.9% from June 2017 in the average tariff paid by Final Customers.

Electricity Sales to Distributors. Our revenues from electricity sales to distributors increased by 18.7%, or R$500.3 million, to R$3,176.4 million in 2017 compared with R$2,676.1 million in 2016. This increase was mainly caused by (i) an increase in our revenues from energy sold to distributors under Bilateral Agreements, which increased by 42.5%, or R$581.3 million, to R$1,947.9 million in 2017 from R$1,366.6 million in 2016; and (ii) an increase in our revenues from energy sold to distributors in the spot market (CCEE), which increased by 43.1%, or R$324.6 million, to R$1,077.9 million in 2017 from R$753.4 million in 2016. This increase in CCEE revenues is a result of the activation of the Araucária Thermoelectric plant and higher prices in the spot market.

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid decreased by 9.0%, or R$358.6 million, to R$3,617.9 million in 2017 compared to R$3,976.6 million in 2016. This decrease was mainly due to the recognition of the indemnification of assets related to the Existing System Basic Network (RBSE) which registered a revenue of R$361.2 million in 2017, compared to R$809.6 million in 2016, as disclosed in Note 10.4 of our Consolidated Financial Statements. For more information on the RBSE recognition, also see “Results of Operations for 2016 Compared with 2015 – Operating Revenues - Use of main distribution and transmission grid”. This decrease in our revenues from the use of main distribution and transmission grid was partially offset by the result of the 4th tariff review cycle in June 2016, which increased the Parcel B in 22%. For more information about the calculation of the tariff review, see “Item 4. Information on the Company — The Brazilian Electric Power Industry Rates and Prices”.

Construction revenues. Our revenues from construction decreased by 32.2%, or R$411.6 million, to R$868.0 million in 2017 compared to R$1,279.7 million in 2016. This decrease was mainly due to reduced investments in infrastructure, reflecting the decrease in construction costs.

Fair value of assets from the indemnity for the concession. The fair value of our assets from the indemnity for the concession decreased 57.0%, or R$75.7 million, to R$57.1 million in 2017 compared to R$132.7 million in 2016. This decrease was mainly due to lower variation in the distribution concession agreement’s assets and the reduction of IPCA index, from 6.29% in 2016 to 2.95% in 2017.

Revenues from Telecommunications. Revenues from our telecommunications segment increased by 18.1%, or R$47.4 million, to R$309.0 million in 2017 compared to R$261.6 million in 2016, as a result of an increased number of customers in the retail market, notably in the internet broadband segment.

Distribution of Piped Gas. Revenues from the distribution of piped gas decreased by 3.6%, or R$17.1 million, to R$454.8 million in 2017 compared to R$471.9 million in 2016, reflecting the decrease in natural gas consumption by industrial clients by 13.1%. This decrease was partially offset by the activation of the Araucária TPP.

Sectorial Financial Assets and Liabilities. Sectorial financial assets and liabilities registered a gain of R$718.8 million in 2017 compared to a loss of R$1,079.7 million in 2016. This positive variation of R$1,798.5 million was mainly due to the recognition of receivables resulting from the positive difference between the average price of the electricity purchased from Angra, CCGF and under the Availability Agreements and the coverage tariff average price, which in turn resulted from a lower average GSF and a higher average PLD.  For more information on this positive variation, see Note 9.2 of our Consolidated Financial Statements.

Other Operating Revenues. Other operating revenues decreased by 6.8%, or R$10.3 million, to R$141.1 million in 2017 compared to R$151.4 million in 2016, mainly due to a decrease in our revenues from penalties imposed on customers.

Cost of sales and services provided

Our consolidated costs of sales and services provided increased by 6.3% or R$705.6 million, to R$11,984.9 million in 2017 compared with R$11,279.3 million in 2016. The main factors leading to such increase in our cost of sales and services provided are as follows:

•

Electricity Purchased for Resale. Our expenses for purchasing energy for resale increased by 31.6%, or R$1,479.8 million, to R$6,165.4 million in 2017 compared to R$4,685.6 million in 2016. This increase was mainly due to: (i) an increase by 229.7%, or R$1,230.4 million, in the cost of energy purchased in the spot market in 2017 compared to 2016, and (ii) an increase by R$746.8 million in the cost of energy purchased pursuant to Bilateral Agreements, both mainly as a result of a lower average GSF (81.6% in 2017 versus 88.2% in 2016) and a higher average PLD in the period (R$318.15/MWh in 2017 versus R$92.35/MWh in 2016).

•

Charge of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid decreased by 17.8%, or R$154.2 million, to R$712.0 million in 2017 compared to R$866.2 million in 2016, mainly as a result of the lower costs with System Service Charges - ESS, in connection with the funds from the reserve electric energy (Coner) and of the charge of the reserve energy - EER, offset against the increase in costs of the basic network costs and transportation of energy, due to the effects of the indemnifications to the energy transmission companies.

•

Personnel and Management. Personnel and management expenses increased by 3.0%, or R$38.9 million, to R$1,343.3 million in 2017 compared to R$1,304.4 million in 2016, as a result of (a) wage increases of 1.63% as of October 2017 and 9.15% as of October 2016, and (b) the provision of R$53.4 million for the retirement incentive program (PDI).

•

Pension and Healthcare Plans. Pension and Healthcare expenses decreased by 8.5%, or R$22.2 million, to R$237.6 million in 2017, compared with R$259.8 million in 2016, arising from the effects of the actuarial valuation, calculated by the actuary hired.

•	Material and Supplies. Materials and supplies expenses increased by 2.0%, or R$1.7 million, to R$83.1 million in 2017 compared with R$81.5 million in 2016.

•

Material and Supplies for Power Electricity. These expenses drastically increased 191.9%, or R$64.0 million, to R$97.4 million in 2017, compared to R$33.4 million in 2016, mainly as a result of the activation of TPP Araucaria in 2017, and the corresponding increase in natural gas purchases.

•

Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases decreased by 4.9%, or R$15.9 million, to R$309.5 million in 2017 compared to R$325.4 million in 2016, mainly as a result of a reduction in the demand of natural gas, which was partially offset by the activation of TPP Araucária.

•

Third-Party Services. Third-party services expenses decreased by 5.3%, or R$29.0 million, to R$521.5 million in 2017 compared with R$550.5 million in 2016, mainly due to the decrease in expenses with the maintenance of our electric system and with auditing and advisory services, offset against the increase in the communication, processing and data transmission services.

•

Depreciation and Amortization. Depreciation and amortization increased by 3.3%, or R$23.3 million, to R$731.6 million in 2017, compared to R$708.3 in 2016, mainly due to an increase in our non-current assets.

•

Accruals and Provisions. Accruals and provisions expenses decreased by 52.4% or R$403.2 million, to R$365.5 million in 2017 compared to R$768.7 million in 2016, mainly due to (i) the reversal of estimated impairment of assets of R$122.8 million in 2017, against an accrual of estimated impairment of assets of R$581.6 million in 2016; and (ii) a decrease in the provision for estimated losses with doubtful accounts in the amount of R$89.3 million. These decreases were partially offset by an increase in the provision for litigation of R$407.8 million in 2017 compared to 2016.

•

Construction Cost. Construction costs decreased by 21.6%, or R$276.9 million, to R$1,003.9 million in 2017 from R$1,280.7 million in 2016, mainly due to reduced investments in infrastructure, reflecting the completion of certain projects by Copel Distribuição in 2016 and 2017.

•

Other Costs and Expenses. Other costs and expenses decreased by 0.2%, or R$0.9 million, to R$414.0 million in 2017, compared to R$414.9 million in 2016. This decrease was mainly due to a non-operational gain of R$28.7 million arising from the sale of our stake in Sanepar.

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$101.8 million in 2017, a decrease of 38.9%, compared to R$166.4 million in 2016, mainly due to a decrease in the profits of our associate entities and joint ventures in 2017, in special due to the sale of our stake in Sanepar.

Namely, our equity method income for 2017 was: (i) loss of R$0.6 million from Dominó Holdings, compared with income of R$37.5 million in 2016; (ii) loss of R$9.5 million from Marumbi, compared with income of R$16.2 million in 2016; (iii) loss of R$8.9 million from Integração Maranhense, compared with income of R$15.9 million in 2016; (iv) R$57.4 million from Matrinchã, compared with R$41.9 million in 2016; (v) R$25.4 million, from Guaraciaba, compared with R$11.2 million in 2016; (vi) R$19.5 million from Mata de Santa Genebra, compared with a loss of R$2.6 in 2016; and (vii) R$17.0 million from Paranaíba, compared with R$12.8 million in 2016.

Financial Results

We recognized an increase of financial losses by 25.9%, or R$153.8 million, to R$748.4 million of net financial losses in 2017, compared to a net financial loss of R$594.7 million in 2016. This increase in financial losses is primarily due to the decrease of our financial revenues by 22.6%, mainly as a result of deflation of financial indexes that update financial revenue and lower fees on late payments of energy bills. This increase was partially offset by a decrease in our financial expenses by 3.4%.

Income Tax and Social Contribution Expenses

In 2017, our income tax and social contribution expenses decreased to R$274.7 million, reflecting an effective tax rate of 19.7% on our pretax income, compared to R$519.7 million and an effective tax rate of 39.7% on our pretax income in 2016. The decrease in our effective tax rate in 2017 compared to 2016 was primarily due to our enrollment in a special tax benefit program of the Brazilian Federal Tax Authority (Programa Especial de Regularização Tributária – PERT da Secretaria da Receita Federal). For more information on such special tax benefit program, see Note 13.3.1 of our Consolidated Financial Statements.

Results of Operations for 2016 Compared with 2015

The information contained herein reflects the restatement of Operating Revenues of the Income Statement of the year 2015, and the restatement of Financial Results, and Net Income of the Income Statement of the year 2016 and 2015. For more information see Note 4.1 of our Consolidated Financial Statements.

Operating Revenues

Our consolidated operating revenues decreased by 12.3%, or R$1,844.1 million, in 2016 compared to 2015. This result reflected a decrease of R$1,937.9 million in the sectorial financial assets and liabilities; a decrease of R$1,031.4 million in electricity sales to distributors; a decrease of R$515.4 million in electricity sales to final customers; a decrease of R$85.0 million in fair value of the Indemnifiable Concession Assets; and a decrease of R$54.5 million in distribution of piped gas. These decreases were partially offset by an increase of R$1,588.1 million in revenues from the use of our main transmission grid; an increase of R$83.3 million in construction revenues; an increase of R$57.0 million in other operating revenues; and an increase of R$51.7 million in telecommunication revenues.

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers decreased by 9.0%, or R$515.4 million, to R$5,231.5 million in 2016 compared with R$5,746.9 million in 2015, primarily due to (i) a decrease of 12.9% from June 2016 in the average tariff paid by Final Customers, and (ii) a decrease of 6.2% of total power consumption of our Final Customers, from 27,949 GWh in 2015 to 26,209 GWh in 2016, as follow:

•         The volume of electricity sold to residential customers decreased by 0.4% in 2016 compared to 2015. Despite the increase in the number of customers of 2.0%, the average consumption decreased by 2.3% in 2016 compared to 2015.

•         The volume of electricity sold to industrial customers, including both Captive Customers and Free Customers, decreased by 11.4% in 2016 compared with 2015. Primarily due to the negative economic conditions in Brazil, the number of industrial customers decreased by 7.1% and the average consumption decreased by 4.7% in 2016 compared to 2015.

•         The volume of electricity sold to commercial customers, including both Captive Customers and Free Customers, decreased by 7.8% in 2016 compared with 2015. This decrease was mainly due to a decrease of 9.1% in the average of consumption.

•         The volume of electricity sold to rural customers decreased by 3.4% in 2016 compared to 2015. This decrease is mainly due to the negative performance of agribusiness in the State of Paraná.

Electricity Sales to Distributors. Our revenues from electricity sales to distributors decreased by 27.8%, or R$1,031.4 million, to R$2,676.1 million in 2016 compared with R$3,707.4 million in 2015. This decrease was mainly caused by a decrease in our revenues from energy sold to distributors in the spot market (CCEE), which decreased by R$1,399.6 million, or 64.8%, to R$759.9 million in 2016 from R$2,159.4 million in 2015. This decrease in CCEE revenues is a result of the non-activation of Araucária Thermoelectric plant  and lower prices in the spot market.

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid increased by 66.5%, or R$1,588.1 million, to R$3,976.6 million in 2016 compared to R$2,388.5 million in 2015. This increase was principally due to the recognition of the indemnification of assets related to the Existing System Basic Network (RBSE), which registered a revenue of R$809.6 million in 2016, as disclosed in Note 10.4 of our Consolidated Financial Statements. It also reflected the result of the 4th tariff review cycle in June 2016, which increased the Parcel B by 22%. For more information about the calculation of the tariff review, see “Item 4. Information on the Company — The Brazilian Electric Power Industry” and “Item 5. Overview — Rates and Prices”.

Construction revenues. Our revenues from construction increased by 7.0%, or R$83.4 million, to R$1,279.7 million in 2016 compared with R$1,196.3 million 2015. This increase was mainly due to an intensification of construction efforts occurred in 2016 aimed at improving our distribution and transmission infrastructure.

Fair value of assets from the indemnity for the concession. In 2016, we reviewed our accounting policy and reclassified the gains on “Fair Value of the Indemnifiable Concession Asset”, from financial income to operating revenue, as we believe that this reflects a more appropriate accounting approach for the distribution segment. For more information, see Note 4.1 of our Consolidated Financial Statements. This reclassification resulted in a restatement of the Income Statement of the years end 2014 and 2015. An amount of R$217.7 million was reclassified from financial income to operating revenue in 2015. In 2016 we recognized a gain of R$132.7 million, resulting in a decrease of 39%, or R$85.0 million. This decrease reflects the renewal of one of our concession agreements in 2015 and, therefore, a reduction in the balance of “Accounts Receivable Related to the Concession” as a result of the transfer of part of its balance to “Intangible Assets”.

Revenues from Telecommunications. Revenues from our telecommunications segment increased by 24.6%, or R$51.7 million, to R$261.6 million in 2016 compared to R$209.9 million in 2015, as a result of an increased number of customers in the retail market, notably in the internet broadband segment.

Distribution of Piped Gas. Revenues from the distribution of piped gas decreased by 10.4%, or R$54.5 million, in 2016 compared to 2015, reflecting the  non-activation of the Araucária TPP and a decrease in gas consumption by industrial clients. This decrease was partially offset by a 10.4% increase in gas prices.

Sectorial Financial Assets and Liabilities. Sectorial financial assets and liabilities registered a loss of R$1,079.7 million in 2016, compared to a gain of R$858.2 million in 2015. This negative variation of R$1,937.8 million was primarily due to the amortization (as a result of tariff rebalance that occurred in 2016) of (a) the balance recorded in 2015 as Sectorial Assets as a result of a deferral to 2013 and 2014 in the tariff increase for Captive Customers, (b) the balance recorded as a result of the exchange rate variation of the Itaipu power purchase agreement, and (c) the balance of the CDE Account.

Other Operating Revenues. Other operating revenues increased by 60.2%, or R$57.0 million, to R$151.4 million in 2016 compared to R$94.4 million in 2015, mainly due to revenue from leases and rentals and income from telecom services rendered in 2016 (other than broadband internet).

Cost of sales and services provided

Our consolidated costs of sales and services provided decreased by 12.6% or R$1,632.6 million, to R$11,279.3 million in 2016 compared with R$12,911.9 million in 2015. The main factors leading to the decrease of our cost of sales and services provided are as follows:

•

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

•

Personnel and Management. Personnel and management expenses increased by 11.6%, or R$135.5 million, to R$1,304.4 million in 2016 compared with R$1,168.9 million in 2015, as a result of (a) wage increases of 9.15% as of October 2016 and 9.9% as of October 2015, and (b) the provision of R$44.3 million for the retirement incentive program (PDI).

•	Pension and Healthcare Plans.Pension and Healthcare expenses increased by 2.2%, or R$5.5 million, to R$259.8 million in 2016, compared with R$254.3 million in 2015.
•	Material and Supplies. Materials and supplies expenses increased by 6.3%, or R$4.8 million, to R$81.5 million in 2016 compared with R$76.7 million in 2015.
•

Material and Supplies for Power Electricity. These expenses decreased 83.3%, or R$165.9 million, to R$33.4 million in 2016, compared to R$199.3 million in 2015, mainly as a result of the non-activation of TPP Araucaria in 2016, and the corresponding reduction in natural gas purchases.

•

Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases decreased by 72.3%, or R$850.7 million, to R$325.4 million in 2016 compared with Sectorial Financial Assets and Liabilities. Sectorial financial assets and liabilities registered a R$1,176.1 million in 2015, mainly as a result of the non-activation of TPP Araucária, causing a reduction in the demand of natural gas. Due to poor hydrological conditions in 2015, the generation of thermoelectric energy was higher than normal.

•	Third-Party Services. Third-party services expenses increased by 6.0%, or R$31.0 million, to R$550.5 million in 2016 compared with R$519.5 million in 2015, mainly due to inflation indexation.
•	Depreciation and Amortization. Depreciation and amortization increased by 4.7%, to R$708.3 million in 2016, compared with R$676.5 million in 2015, mainly due to an increase in our non-current assets.
•

Accruals and Provisions. Accruals and provisions expenses increased by 264.6% or R$557.9 million, to R$768.7 million in 2016 compared with R$210.8 million in 2015, mainly due to the R$581.6 million impairment of generation and gas distribution assets.

•

Construction Cost. Construction costs increased by 2.4%, or R$29.7 million, to R$1,280.7 million in 2016 from R$1,251.0 million in 2015, mainly due the intensification of construction efforts which occurred in 2016 aimed at improving our distribution and transmission infrastructure.

•

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

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$166.4 million in 2016, an increase of 90.0%, compared to R$87.6 million in 2015, mainly due to an increase in the profits of our associate entities in 2016. Namely, our equity method income for 2016 was: (i) R$43.1 million from Sanepar, compared with R$34.7 million in 2015; (ii) R$41.9 million from Matrinchã, compared with R$0.3 million in 2015; (iii) R$37.5 million from Dominó Holdings, compared with R$24.8 million in 2015; (iv) R$16.2 million from Marumbi, compared with R$13.1 million in 2015; (v) R$15.9 million from Integração Maranhense, compared with R$14.3 million in 2015; (vi) R$12.8 million from Parnaíba, compared with R$3.0 million in 2015; and (vii) R$11.2 million from Guaraciaba, compared with a loss of R$17.1 million in 2015; (viii) R$10.7 million from Foz do Chopim Energética, compared with R$12.0 million in 2015; (ix) R$8.1 million from Caiuá, compared with R$8.6 million in 2015; (x) R$7.9 million from Dona Francisca Energética, compared with a loss of R$1.1 million in 2015; (xi) R$7.4 million from Costa Oeste, compared with R$7.5 million in 2015; (xii) R$5.2 million from Cantarera, compared with R$1.6 million in 2015; (xiii) R$4.3 million from Voltalia São Miguel do Gostoso I, compared with a loss of R$99 thousand in 2015; (xiv) R$1.8 million from Transmissora Sul Brasileira, compared with a loss of R$6.4 million in 2015.

Additionally, equity earnings of associates and joint ventures were partially offset by a loss of R$55.3 million due to the recognition of a provision for the impairment of an investiment made by UEG Araucária Ltda. in a Multimarket Investment Fund, which hold shares of other investment funds that in turn invest in a private company, whose main asset is a real estate development. For more information see Note 4.1 of our audited consolidated financial statements.

Financial Results

We recognized an increase of financial losses by 39.0%, or R$167.0 million, to R$594.7 million of net financial losses in 2016, compared to a net financial loss of R$427.7 million in 2015. This increase in financial losses is primarily due to the increase in debt charges, mainly arising from the higher balance of financing and debentures. This result was partially offset by a decrease of IGP-DI rate (IGP-DI) and the appreciation of the Real versus U.S. dollar.

Income Tax and Social Contribution Expenses

In 2016, we recognized income tax and social contribution expenses of R$519.7 million, reflecting an effective tax rate of 37.3% on our pretax income. The increase in our effective tax rate in 2016 compared to 2015 was primarily due to the increase in (a) the difference between actual profit and presumed profit booked in our controlled companies, which was the result of the commercial start-up of wind farms that use an alternative method to calculate income tax payments based on a presumed taxable income base (i.e., gross revenue multiplied by statutorily provided margin percentages), and (b) the Interest on Capital paid in 2016. In 2015, we recognized income tax and social contribution expenses of R$532.2 million, reflecting an effective tax rate of 31.1% on our pretax income.

LIQUIDITY AND CAPITAL RESOURCES

Our principal liquidity and capital requirements are to finance the expansion and improvement of our distribution and transmission infrastructure and to finance the expansion of our generation facilities.

We believe our working capital is sufficient for our present requirements and the next 12 months. Our other principal uses of cash are to dividends payments and debt servicing. Capital expenditures were R$2,206.9 million in 2017 and R$3,651.2 million in 2016. The following table sets forth a breakdown of our capital expenditures for the periods indicated. Our capital expenditures are focused on projects located in Brazil.

As of December 31, 2017, our Net Working Capital ended negative by R$408.1 million. As in previous years, our capital requirement will be financed by cash from our operations and by external financing, which will serve to offset commitments arising from the maturity of previous external financing.

	Year ended December 31,
	2017	2016	2015
	(R$ million)
Generation and transmission¹	1,389.1	2,129.5	948.5
Distribution	630.4	777.1	656.4
Telecom	241.1	193.8	105.7
Investment of associates and joint ventures	248.2	503.1	654.4
Araucária Thermoelectric Plant	0.7	20.4	3.7
Compagas	13.7	25.8	69.6
Elejor	1.5	1.5	1.3
Total	2,524.7	3,651.2	2,439.3

¹ Considers investment in projects 100% Copel GeT.

Our total budgeted capital expenditures for our wholly-owned subsidiaries for 2018 is R$2,928.6 million, of which:

•         R$743.6 million is for generation and transmission, R$98.7 million is for the construction of the Colíder Hydroelectric Plant, and R$71.7 million is for the construction of the Baixo Iguaçu Hydroelectric Plant;

•         R$790.0 million is for our distribution business;

•         R$340.2 million is for our telecommunication business;

•         R$1,051.4 million is for our wind farms, including R$888.5 million for the construction of the Cutia Wind Farm Complex; and

•         R$3.4 million is for other investments.

Our following subsidiaries also budgeted their own capital expenditures for 2018, as described as follows:

•         Compagas: R$21.6 million;

•         Araucária: R$2.5 million; and

•         Elejor: R$11.4 million.

Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2017 was our operating activities. Net cash provided by financing activities was R$650.0 million in 2017, compared with R$535.6 million in 2016. Net cash provided by operating activities was R$989.2million in 2017, compared with R$1,476.8 million in 2016. In 2018, we expect to finance our liquidity and capital requirements primarily with cash provided by our operations and through debt financing from BNDES and the Brazilian capital markets.

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

Our total outstanding loans and financing (including debentures) as of December 31, 2017 totaled R$9,830.5 million. Approximately R$89.3 million of the total debt outstanding as of December 31, 2017 was denominated in U.S. dollars. For more information on the terms of these loans and financings, including reference to their specific maturity dates and interest rate structure, see Notes 23 and 24 to our audited consolidated financial statements. We are not subject to seasonality with respect to our borrowing requirements. Our major loans and financing arrangements are:

Banco do Brasil:

•         We have R$1,388.4 million of outstanding debt with Banco do Brasil (not including the debentures listed), consisting of financings we contracted to increase our working capital.

Debentures:

•         In June 2013, Compagas issued R$62.6 million of simple non-convertible debentures, single series, of the floating type, private issue, with an interest rate equal to TJLP index + 2.7% per year, with a five year maturity and payment of interest on a quarterly basis. As of December 31, 2017, we had an aggregate balance of R$19.2 million of outstanding debt related to these debentures;

•

In September 2013, Elejor issued R$203.0 million of non-convertible debentures, with an interest rate of 101.0% of the CDI index per year, with a five year maturity and payment of interest on a monthly basis. As of December 31, 2017, we had an aggregate balance of R$30.4 million of outstanding debt related to these debentures;

•

In May 2014, Copel Holding issued R$1,000.0 million of non-convertible debentures, with an interest rate of 111.5% of the CDI index per year and with a five year maturity and payment of interest on a semester basis. As of December 31, 2017, we had an aggregate outstanding balance of R$672.5 million;

•

In May 2015, Copel GeT issued R$1,000.0 million in five-year non-convertible debentures, with an interest rate of 113% of the CDI index per year and payment of interest on an annual basis. As of December 31, 2017, we had an aggregate balance of R$1,059.8 million of outstanding debt related to these debentures;

•

In October 2015, Copel Telecom issued R$160.0 million in ten-year non-convertible debentures. These debentures have an interest rate equal to IPCA index + 7.96% per year, a five-year maturity and payment of interest on an annual basis. As of December 31, 2017, we had an aggregate balance of R$184.5 million of outstanding debt related to these debentures;

•

In March 2016, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms issued R$300.8 million in non-converstible debentures, with sixteen-year maturity and payment of interest on monthly basis. The interest rate of TJLP index + 2.02% per year is applicable to R$147.6 million and IPCA index + 9.87% per year is applicable to R$153.2 million. As of December 31, 2017, we had an aggregate balance of R$281.4 million of outstanding debt related to these debentures;

•

In April 2016, Compagas issued R$33.6 million of simple non-convertible debentures, single series, of the floating type, private issue, with an interest rate equal to TJLP index + 2.17% per year, with a five-year maturity and payment of interest on a quartely basis. As of December 31, 2017, we had an aggregate balance of R$23.5 million of outstanding debt related to these debentures;

•

In July 2016, Copel GeT issued R$1,000.0 million of three-year non-convertible debentures, with an interest rate of 121% of the CDI index per year and payment of interest on an annual basis. As of December 31, 2017, we had an aggregate balance of R$1,037.6 million of outstanding debt related to these debentures;

•

In October 2016, Copel Distribuição issued R$500.0 million of non-convertible debentures, with an interest rate of 124% of the CDI index per year, with a three years maturity and payment of interest on an annual basis. As of December 31, 2017, we had an aggregate outstanding balance of R$502.2 million;

•

In June 2017, Copel Holding issued R$520.0 million of non-convertible debentures, with an interest rate of 117% of the CDI index per year, with a two years maturity and payment of interest . As of December 31, 2017, we had an aggregate outstanding balance of R$542.9 million;

•         In July 2017, Copel Telecom issued R$220.0 million in five-year non-convertible debentures. These debentures have an interest rate equal to IPCA index + 5.4329% per year, a five-year maturity and payment of interest on an semestral basis. As of December 31, 2017, we had an aggregate outstanding balance of R$215.7 million;

•         In October 2017, Copel Distribuição issued R$500.0 million of non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a 4,5 years maturity and payment of interest on a semestral basis. As of December 31, 2017, we had an aggregate outstanding balance of R$501.8 million; and

•         In October 2017, Copel GeT issued R$1.0 billion of non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a five years maturity and payment of interest on a semestral basis. As of December 31, 2017, we had an aggregate outstanding balance of R$999.4 million.

BNDES

•         In December 2013, we received approval for the BNDES financing of HPP Colíder in an aggregate amount of R$1,041.2 million. As of December 31, 2013, we had received R$840.1 million of this amount, with the remaining disbursements to be made in accordance with the construction schedule. Additionally, BNDES approved the finance of the Cerquilho III transmission substation in the amount of R$17.6 million, which was disbursed in a single installment. As of December 31, 2017, the aggregate outstanding balance of these two contracts totaled R$884.9 million;

•         BNDES has provided a loan to Copel of R$339.0 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES and Banco do Brasil until full repayment of the loan. As of December 31, 2017, we had an aggregate of R$236.7 million in outstanding debt with BNDES and Banco do Brasil under this facility;

•         In December 2011, we entered into a financing contract with BNDES in the total value of R$44.7 million for the construction of Transmission Line Foz do Iguacu - Cascavel Oeste, with a 14 years term. As of December 31, 2017, we had an aggregate of R$27.5 million in outstanding debt;

•         In March 2012, we entered into a financing contract with BNDES in the total value of R$282.1 million for the construction of GE Farol, Ge Boa Vista, GE São Bento do Norte and GE Olho D’Água Wind Farms with a 16 years term. As of December 31, 2017, we had an aggregate of R$253.8 million in outstanding debt;

•         In September 2012, we entered into a financing contract with BNDES in the total value of R$73.1 million for the construction of SHP Cavernoso II. As of December 31, 2017, we had an aggregate balance of R$55.4 million of outstanding debt related to this contract;

•         In December 2014, we entered into a financing contract with BNDES to finance the improvement of the distribution system of the greater Curitiba area. We have obtained a R$139.1 million funding on December 2014 and as of December 31, 2017, we had an aggregate outstanding balance of R$87.6 million; and

•         In June 2015, we entered into a financing contract with BNDES in the total value of R$124.0 million for the construction Santa Helena and Santa Maria Wind Farm. As of December 31, 2017, we had an aggregate balance of R$107.5 million of outstanding debt related to this contract.

ELETROBRAS

•         We have R$35.0 million in outstanding debt with Eletrobras (i) for the Salto Caxias plant and (ii) under government programs to finance distribution projects;

FINEP

•         In July 2012, a loan agreement in the amount of R$52.2 million was signed by Copel Telecomunicações S.A. to partially support the BEL – Extra Broadband project. As of December 31, 2017, we had an aggregate outstanding balance of R$16.3 million.

Promissory notes

•         In May 2017, Copel GeT issued R$500.0 million of promissory notes with an interest rate of 117% of the CDI index per year, with a two years maturity. As of December 31, 2017, we had an aggregate outstanding balance of R$529.0 million.

We are party to several legal proceedings that could have a material adverse impact on our liquidity if the rulings are adverse to us. In addition, we are contesting a determination by ANEEL that would require us to pay additional amounts for energy we purchased for resale during the electricity-rationing period in 2001 and the first quarter of 2002. We are also involved in several lawsuits, including challenges to the legality of certain federal taxes, which have been assessed against us, claims by industrial customers that certain increases in electricity tariffs from March through November 1986 were illegal and several labor-related claims. These contingencies are described in “Item 8. Financial Information—Legal Proceedings”. If any of these claims are decided against us either individually or in the aggregate, they could have a material adverse effect on our liquidity and our financial condition.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth certain of our contractual obligations as of December 31, 2017, and the period in which such contractual obligations come due.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ million)
Contractual obligations:
Loans and financing(1)	4,763.9	994.0	1,992.7	436.7	1,340.5
Debentures(2)	7,577.0	1,963.0	3,315.4	1,844.8	453.8
Suppliers(3)	1,727.1	1,623.7	103.4	-	-
Purchase obligations(4)	111,289.9	5,131.9	8,748.0	9,062.0	88,348.0
Concession payments(5)	1,815.6	66.1	140.9	153.1	1,455.5
Eletrobras ‒ Itaipu(6)	7,298.2	1,099.5	2,454.8	2,550.6	1,193.3
Installment due to the Federal Revenue of Brazil(7)	926.5	113.5	190.3	113.7	509.0
Post-employment benefits(8)	9,710.9	566.0	1,200.1	1,137.6	6,807.2
Sectoral Financial liabilities(9)	300.6	199.8	100.8
Total	145,409.7	11,757.5	18,246.4	15,298.5	100,107.3

(1) Includes interest as agreed under agreements in the amount of R$1,066.4. For more details, see Note 23 to our audited consolidated financial statements.

(2) Includes interest as agreed under relevant agreements in the amount of R$1,495.4. For more details, see Note 24 to our audited consolidated financial statements.

(3) Mainly consists of Electricity purchased from Auction – CCEAR with balances falling due in less than 30 days and gas supplied by Petrobras to the Araucária Thermoelectric Plant. For more details, see Note 22 to our audited consolidates financial statements.

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

We are also subject to risks with respect to tax, labor and civil claims and have provisioned R$1,512.1 million for accrued liabilities for legal proceedings related to these claims as of December 31, 2017. For more information, see “Item 8. Financial Information—Legal Proceedings” and Notes 17 and 30 to our audited consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have not engaged in any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on the registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 6. Directors, Senior Management and Employees

We are managed by:

•         a Board of Directors, which may consist of seven or nine members and is currently composed of nine  members; and

•         a Board of Executive Officers, which consists of six members.

BOARD OF DIRECTORS

The Board of Directors ordinarily meets monthly. A majority of the members of the Board of Directors is required for the meeting to be held, and decisions are taken by a majority vote of those present at the meeting. For additional information, see “Item 10. Additional Information - Memorandum and Articles of Association”. The members of the Board of Directors are elected to serve for two-year terms and may be reelected. Among the current nine members of the Board of Directors:

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

The State of Paraná and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), acting through the Company and Paraná Investimentos S.A., are parties to a Shareholders’ Agreement dated December 22, 1998, as amended on March 29, 2001, and with a term set to expire by December 21, 2018 (“Shareholders’ Agreement”). BNDESPAR is a wholly-owned subsidiary of BNDES. Under the Shareholders’ Agreement, the parties agree to exercise their voting rights so that:

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

The terms of the current members of the Board of Directors expires in April 2019. The current members are as follows:

Name	Position	Since
Mauricio Schulman	Chairman	2017
Leila Abraham Loria	Director	2017
Rogério Perna	Director	2017
Olga Stankevicius Colpo	Director	2017
George Hermann Rodolfo Tormin	Director	2017
Sérgio Abu-Jamra Misael	Director	2017
Adriana Angela Antoniolli	Director	2017
Marco Antônio Barbosa Cândido	Director	2018
Jonel Nazareno Iurk	Director	2018

The following are brief biographies of the current members of our Board of Directors:

Mauricio Schulman. Mr. Schulman was born on January 21, 1932. He received a post-graduate degree in Business Administration (1972) and he took perfectioning training courses in Electricity and Economy in France (1960-1961). Mr. Schulman holds a degree in Civil Engineering, from Universidade Federal do Paraná (1950-1954). He was the Chief Executive Officer at Federação Nacional dos Bancos - Febraban/Fenaban (National Bank Federation) (1994-1997); Chairman of the Board of Directors at Light S.A. (1979-1980); Chairman of the Brazilian Committee at the Comisión de Integración Energética Regional - Bracier (1979-1980); Member of the Board of Directors at BNDE (1974-1980); Member of the National Monetary Council (Conselho Monetário Nacional) (1974-1979); Chief Executive Officer at the Banco Nacional de Habitação - BNH (1974-1979); State Secretary of the Treasury in the State of Paraná (1970-1974); Chief Corporate Management Officer and Chief Executive Officer at Eletrobras (1967-1970 and 1979-1980); Advisor at the Brazilian Federal Government Ministry of Planning and General Coordination (1964-1966); Chief Administrative Officer at Companhia Paranaense de Desenvolvimento Econômico do Paraná - Codepar (1962); and Civil Engineer and Chief Technical Officer at Companhia Paranaense de Energia - Copel (1956-1984).

Leila Abraham Loria. Ms. Loria was born on January 26, 1954. Ms. Loria took a Governance, Risk and Compliance training course at Risk University KPMG (2016). Ms. Loria received an MBA degree in Corporate Governance and Capital Markets for executives from B.I. International (2015) and a Master’s Degree in Business Administration from COPPEAD-UFRJ (1978). Ms. Loria holds a degree in Business Administration from Fundação Getúlio Vargas (1976). Ms. Loria is currently a Consultant/Counselor at LED Consultores. Previously, she was an Executive Officer at Telefonica Brasil and Member of the Board of Directors of Telefonica Vivo (2010-2015); Chairman and General Officer at TVA (Abril Group) and Member of the Board of Directors at Tevecap (1999-2010); General Officer and Member of the Board of Directors at Direct TV (1997-1999); Chief Business Officer at Walmart (1994-1997); and Chief Officer for Marketing, Sales, Business, Shopping and Human Resources at Mesbla (1978-1994).

Rogério Perna. Mr. Perna was born on October 5, 1969. Mr. Perna received a post-graduate degree in Controllership from Fundação Escola de Comércio Álvares Penteado - FECAP, São Paulo (1998). Mr. Perna holds a degree in Accounting Sciences from Centro de Ensino Superior de São Carlos (1991). Mr. Perna is currently the Chief Executive Officer and Chief Investors Relations Officer at Companhia Paranaense de Securitização - PRSEC; and Alternate Member of the Board of Directors at Companhia de Saneamento do Paraná - Sanepar. Previously, he was the Technical Consultant to the State Revenue Coordination - CRE, Department of Treasury of the state of Paraná (2015); Chief Financial Management and Investor Relations Officer at Companhia Paulistana de Securitização - SP (2011-2013); and Chief Financial Management Officer at Companhia São Paulo de Desenvolvimento e Mobilização de Ativos - SPDA (2011-2013).

Olga Stankevicius Colpo. Ms. Colpo was born on May 26, 1952. Ms. Colpo received an international executive MBA degree from FIA/USP (2000); she took a specialization course in International Business at Harvard University (1996), a specialization course in Managing Managers at Michigan University (1986); a Continued Education Program in Human Resources Management from Fundação Getúlio Vargas (1984); and a specialization course in Organizational Psychology at UMC (1975). Ms. Colpo is currently a Member of the Board of Directors and Audit Committee at Banco BMG S.A.; Member of the Consulting Board of the International Executive MBA at FIA; Counselor and Member of the Executive Board at Childhood Brasil; Member of the Risks and Strategy Committees at AACD; Member of the Fiscal Board at Comunitas; Member of the Family Businesses Comission at IBGC; Visiting Professor at the International Executive MBA program at FIA/USP; Visiting Professor of the Board of Directors Training Course at IBGC; and Consulting specialist in Strategic Governance. Previously, she was the Chief Executive Officer at Participações Morro Vermelho S.A. (2009-2016); Partner at PWC - PricewaterhouseCoopers (1999-2009); and Partner at Coopers & Lybrand (1974-1999).

George Hermann Rodolfo Tormin. Mr. Tormin was born on March 24, 1960. Mr. Tormim holds a degree in Civil Engineering from Universidade Federal do Rio de Janeiro (1983). Mr. Tormim is currently the General Director of the Department of Treasury of the state of Paraná (since 2015) and a Member of the Fiscal Council at Companhia de Saneamento do Paraná - Sanepar. Previously, he was a Member of the Fiscal Council at Companhia Paranaense de Energia - Copel (2015-2016); Assistant Secretary of the Treasury Department of Salvador City and City Treasurer (2013-2014); Assistant Secretary of the Finance Department of the City of São Paulo (2005-2006 and 2011-2012); Chief Executive Officer at Companhia São Paulo de Desenvolvimento de Ativos - SPDA (2011-2012); Chief Executive Officer at Companhia Paulistana de Securitização - SPSec (2011-2012); Assistant Secretary of the Department of Treasury of the state of São Paulo and Chief Executive Officer at Companhia Paulista de Parcerias - CPP (2007-2010); Assistant Secretary of the Treasury Department of São Paulo City (2005-2006); Chief Financial, Management and Investor Relations Officer at Companhia de Saneamento de Minas Gerais - Copasa (2003-2004); Executive Officer at Fundação Nacional de Saúde - Funasa (1999-2002); Assistant Superintendent of Operations and Projects at Zona Franca de Manaus - Suframa. (1996-1999); Assistant Secretary of the Federal Ministry of Planning and Budget (1995-1996); Head of the Technological Division of the Secretariat of the Federal Revenue (1994-1995); General Coordinator of the Management Secretariat of the Ministry of Social Welfare(1993-1994); Monitoring and Assessment Coordinator of the Secretariat of the Federal Revenue (1991-1993); and Tax Auditor at the Brazilian Federal Revenue (1986).

Sérgio Abu-Jamra Misael. Mr. Misael was born on November 6, 1949. Mr. Misael received a post-graduate degree in Business Administration - Management for Engineers from PUC-PR (1989). Mr. Misael holds a degree in Civil Engineering from UFPR (1974). He is currently the Chief Executive Officer and co-owner at Ytuporanga Engenharia, Oceanografia e Consultoria Ltda. Previously, he was the Head of the Department of Construction Support, Planning, Measurements and Contract Negotiations at Itaipu Binacional (1985-1992); Construction Superintendent at Itaipu Binacional (1992-1998); Member of the Brazilian Committee on Dams - CBDB (1993-1995); Coordinator of the CDBD Technical Commissions (1995-1998 and 2013-2016); Board Member at Fundação Itaipu de Assistência Social - FIBRA (1993-1997); President at Companhia de Habitação de Curitiba - COHAB-CT (1998-2001); and Member of the Núcleo Paranaense de Energia - NPEnergia/UTFPR – Public Policies and Energetic Planning (2012-2017).

Adriana Angela Antoniolli. Ms. Antoniolli was born on November 19, 1966. Ms. Antoniolli received a post-graduate degree in Applied Law from Escola da Magistratura do Paraná (2011) and a post-graduate degree in Marketing and Advertising from Instituto Superior de Pós-graduação - ISPG (2000). Ms. Antoniolli holds a degree in Law from Universidade Tuiuti do Paraná (2008) and a degree in Accounting from Faculdade de Educação, Ciências e Letras de Cascavel (1988). She is currently a Regulatory Analyst at Copel. Previously, she acted as Services Department Manager at Copel (2013-2015); East Revenue Department Manager at Copel (2009-2013); and Business Procedures Department Manager at Copel (2008).

Marco Antônio Barbosa Cândido. Mr. Cândido was born on March 6, 1969. Mr. Cândido holds a Ph.D. degree in Production Engineering from Universidade Federal de Santa Catarina - UFSC (1997), a Master degree in Production Engineering from Universidade Federal de Santa Catarina - UFSC (1994) and a degree in  Aeronautical Mechanics Engineering from Instituto Tecnológico de Aeronáutica - ITA (1991). Mr. Cândido is currently a member of the Board of Directors of, Chief Executive Officer and Founding Partner at MBC Consultoria, member of the Board of Directors of Hospital Santa Rita and Santa Rita Saúde health care provider in the city of Maringá – PR, and member of the Board of Directors at the hotel group Rafain, in the city of Foz do Iguaçu - PR. Previously, he was a professor and researcher at Pontifícia Universidade Católica do Paraná - PUCPR (1995-2013); Chief Executive Officer at Associação Paranaense de Cultura - APC, a parent company of Pontifícia Universidade Católica do Paraná - PUCPR (2005-2012); Chief Executive Officer at Grupo Marista (2012-2013); Chief Executive Officer at Grupo Paysage (2013-2015); member of the Board of Directors at Sistema de Saúde Mãe de Deus, health care provider in the state of Rio Grande do Sul (2014-2015); and member of the Board of Directors at Grupo Positivo (2014-2016).

Jonel Nazareno Iurk. Mr. Iurk was born on April 09, 1955. Mr. Iurk received his Master’s degree in Soil Science, from Universidade Federal do Parana - UFPR (2005); and Specialization in Management and Environmental Engineering, from Universidade Federal do Paraná - UFPR (1999). Mr. Iurk holds a Bachelor’s degree in Civil Engineering from Universidade Estadual de Ponta Grossa - UEPG (1978); and a Teaching degree in Mathematics, from Universidade Estadual de Ponta Grossa - UEPG (1975). He is currently Copel’s Chief Executive Officer. Previously he acted as the Chief Executive Officer at Companhia Paranaense de Gás - Compagas (2017-2018); Chief Business Development Officer at Companhia Paranaense de Energia - Copel (2013-2017); Chairman of the Board of Directors at Copel Telecomunicações S.A. and Copel Renováveis S.A., and member of the Board of Directors at Copel Geração e Transmissão S.A. and Copel Renováveis S.A. (2015-2017); Chief Environmental and Corporate Citzenship Officer at Companhia Paranaense de Energia - Copel (2012-2013); Secretary of Environment and Water Resources for the State of Paraná (2011-2013); Executive Technical Officer at ECOBR - Engenharia e Consultoria Ambiental (2002-2010); Chief Official at Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis - Ibama for the State of Paraná (1995-1999); Environmental Sanitation Coordinator at Coordenação da Região Metropolitana de Curitiba - Comec (1994); and Operational Development Engineer and Coordinator of Rural Sanitation and Environmental Studies at Companhia de Saneamento do Paraná - Sanepar (1992-2002).

BOARD OF EXECUTIVE OFFICERS

Our Board of Executive Officers meets every two weeks and is responsible for the daily management of the Company. Each Executive Officer also has individual responsibilities established by the Board’s internal rules.

According to our bylaws, our Board of Executive Officers consists of six members. The Executive Officers are elected by the Board of Directors for two-year terms but may be removed by the Board of Directors at any time. Under the Shareholders’ Agreement, BNDESPAR has the right to appoint one member to the Board of Executive Officers. The terms of the current members of the Board of Executive Officers expire in December 2019. The current members are as follows:

Name	Position	Since
Jonel Nazareno Iurk	Chief Executive Officer	2018
Vacant	Chief Business Management Officer	2018
Adriano Rudek de Moura	Chief Financial and Investor Relations Officer	2017
José Marques Filho	Chief Business Development Officer	2018
Harry Françóia Junior	Chief Legal and Institutional Relations Officer	2018
Vicente Loiacono Neto	Chief Governance, Risk and Compliance Officer	2018

The following are brief biographies of the current members of our Board of Executive Officers:

Jonel Nazareno Iurk. Mr. Iurk has been our Chief Executive Officer since April 16, 2018. For biographical information regarding Mr. Iurk, see “Board of Directors”.

Adriano Rudek de Moura. Mr. Moura was born on September 25, 1962. Mr. Moura took a professional development course at Duke’s Fuqua School of Business (2010) and a professional development course at Harvard Business School (2007). Mr. Moura received a post-graduation degree in Finance and Controllership from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI/USP (1997). Mr. Moura holds a degree in Accounting from Centro Universitário Ítalo Brasileiro – Unítalo (1985). Mr. Moura is currently the Chief Financial Officer of Copel Geração e Transmissão S.A. - Copel GeT; Chief Financial Officer of Copel Distribuição S.A. - Copel DIS; Chief Financial Officer of Copel Comercialização S.A. - Copel COM; and Chief Financial Officer of Copel Renováveis S.A. - Copel REN. Previously, he was the Vice-president and Chief Management, Financial and Investor Relations Officer at Elecrolux for Latin America (2003-2017); Chief Management, Financial and Investor Relations Officer at Electrolux do Brasil (1999-2003); Controller at Electrolux do Brasil (1997-1999); Vice-president at Associação Nacional de Fabricantes de Produtos Eletroeletrônicos (National Association of Home Appliance Manufacturers) - Eletros (2013-2015); Member of the Board of Directors at CTI (2011-2017); Member of the Board of Directors at Eletros (2013-2015); Member of the Fiscal Council at Gafisa (2009-2014); Member of the Fiscal Council at Tenda (2009-2014); Member of the Fiscal Council at Alphaville (2012-2013); graduate school Professor at Fundação Armando Alvares Penteado - FAAP (1999); Professor at Faculdade de Administração de Empresas e Economia do Paraná – FAE (1995); and Auditor and consultant at Arthur Andersen (1982-1997).

Harry Françóia Junior. Mr. Françóia Junior was born on February 5, 1971. Mr. Françóia Junior took a course in Contemporary Law at Levin College of Law - University of Florida, Gainesville, FL, USA. (2003). Mr. Françóia Junior received a post-graduate degree in Administrative Law from Universidade Federal de Santa Catarina (2001) and in Civil Procedure Law from Instituto Brasileiro de Estudos Jurídicos - IBEJ (1997). Mr. Françóia Junior holds a degree in Law from Pontifícia Universidade Católica - PUC - PR (1996). Mr. Françóia Junior is currently Chief Legal and Institutional Relations Officer of Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A. and Copel Renováveis S.A. Previously, he was a Member of the Board of Directors of Copel Geração e Transmissão S.A. and Member of the Board of Directors of Copel Renováveis S.A. Previously, he was Chief Business Development Officer (2017-2018), and the Chief Assistant Officer of Copel Comercialização S.A. (2013-2017); Managing Director and Presidential General Secretary for Assembleia Legislativa do Estado do Paraná (2015-2016); Vice President of Comissão de Sociedade de Advogados for OAB/PR - gestão (2007-2009 and 2013-2015); Vice President of Juridical and Political Affairs for Federação das Associações Comerciais e Industriais do Paraná - Faciap (2002-2006); Member of the Environmental Law and Consumer Defense Commission for OAB/PR - (1998-2003); Lawyer in Corporate Law segment mainly in the areas of Company and Tax Law for Harry Françóia - Advogados Associados (1999-2016); Legal and Accounting Adviser for Harry Françóia - Assessoria e Consultoria Empresarial S.C. Ltda. (1996-1999); and he carried out activities in the following banks: Banorte S.A. - management accounting (1993-1995); Citibank S.A. - serving companies (1991-1992); Bamerindus do Brasil S.A. - management assistant, accounting and clearing (1989-1991); and Meridional S.A. (1985-1986).

Vicente Loiacono Neto. Mr. Loiácono was born on June 4, 1983. He received a Post-Graduate degree in Civil Procedure Law from Universidade do Sul de Santa Catarina (2010). He holds a Bachelor’s degree in Law from Faculdades Integradas Curitiba (2007) and he is currently Chief Governance, Risk and Compliance Officer at Companhia Paranaense de Energia - Copel. Mr. Loiácono has been a Lawyer at Company since 2011, where he also served as Advisor to the CEO (2017-2018); Regulatory Area Manager at Copel Distribuição S.A. (2016-2017); Advisor to the Chief Corporate Management Officer of Companhia Paranaense de Energia - Copel (2013-2016); Member of the Fiscal Council of Fundação Copel de Previdência e Assistência Social (2015); Member of the Ethical Guidance Council of Companhia Paranaense de Energia - Copel (2014); and Advisor to the Chief Legal Officer of Companhia Paranaense de Energia - Copel (2013). Previously, Mr. Loiácono had served as Lawyer at Punho Construtora e Serviços Ltda. (2008-2010); Advisor to the Appeal Panel of Tribunal de Justiça do Paraná (2007-2008); and Legal Assistant at Instituto Curitiba de Informática (2005-2006).

José Marques Filho. Mr. Marques Filho was born on April 11, 1958. He received a Doctor’s degree in Civil Engineering from Universidade Federal do Rio Grande do Sul – UFRGS (2005); and a Master’s degree in Civil Engineering from Universidade de São Paulo – USP (1990). He holds a Bachelor’s degree in Civil Engineering from Universidade de São Paulo – USP (1980). He is currently Chief Business Development Officer; Vice Chairman of Comitê Brasileiro de Barragens - CBDB (since 2017), where he serves as Coordinator of the Comitê Técnico de Uso de Concreto em Barragens (since 2003) and represents Brazil on the Committee on Concrete Dams of the International Commission on Large Dams - ICOLD; Chief Executive Officer of Paraná Gás (since 2015); Member of the Board of Directors of Instituto Brasileiro do Concreto - Ibracon (since 2014); Member of the Board of Directors of Sistema Metereológico do Paraná - Simepar (since 2013); General Coordinator and Technical Officer of Consórcio São Jerônimo (since 1996); and Assistant Professor at Universidade Federal do Paraná - UFPR (since 1992). Previously, he was an Advisor to the Chief Executive Officer of Companhia Paranaense de Gás - Compagas (2017-2018), where he was also a Member of the Board of Directors (2003); Advisor to the Chief Business Development Officer (2013-2017) and to the Chief Environment and Corporate Citizenship Officer of Companhia Paranaense de Energia - Copel (2011-2013); CEO and Deputy CEO of Instituto Brasileiro do Concreto - Ibracon (2012-2013 e 2010-2011); General coordinator of the Materials and Structures Laboratory at Institutos Lactec (2003-2004), where he was also a Member of the Board of Directors (2000-2002); Chairman of the Board of Directors of Centrais Elétricas do Rio Jordão - Elejor (2001-2003); and civil engineer at Companhia Paranaense de Energia - Copel (1994-2017).

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

The following table lists the current and alternate members of the Fiscal Council, who were appointed at the 62nd annual shareholders’ meeting held on April 28, 2017. The term of all members of the Fiscal Council indicated below will expire in April 2018, but, under Brazilian law, such members should remain in office until a new member is appointed by the Company’s Shareholders Annual Meeting, which was convened to occur on June 15, 2018.

Name	Since
Mauro Ricardo Machado Costa	2017
Roberto Lamb	2017
Letícia Pedercini Issa Maia	2017
Alternates
Roberto Brunner	2011
Gilmar Mendes Lourenço	2013
Kurt Janos Toth	2017
Alexandre Pedercini Issa	2017

* Two position are vacant.

** One position is vacant.

AUDIT COMMITTEE

Pursuant to Rule 10A-3 under the Securities Exchange Act and our bylaws, our Audit Committee is composed of at least three members of our Board of Directors, each of whom serves a term of two years, and may be re-elected. Pursuant to the Statutory Audit Committee charter, the Statutory Audit Committee members are appointed by, and may be replaced by, a resolution taken by our Board of Directors. The members of the Statutory Audit Committee are Mr. Mauricio Schulman (chairman), Mr. Rogério Perna (financial expert), Ms. Leila Abraham Loria, Ms. Olga Stankevicius Colpo and Mr. Marco Antônio Barbosa Cândido. All of the members of the Statutory Audit Committee are members of our Board of Directors. The Statutory Audit Committee is responsible for helping to prepare our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the effectiveness of our internal control and risk management procedures and staff.

Under Brazilian Corporate Law, the function of hiring independent auditors is reserved for the board of directors of a company. As a result, our Board of Directors acts as our Statutory Audit Committee, as specified in Section 3(a)(58) of the Securities Exchange Act, for the purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to us or our subsidiaries. Except in these respects, our Statutory Audit Committee is comparable to and performs the functions of audit committees of U.S. companies.

COMPENSATION OF DIRECTORS, OFFICERS, FISCAL COUNCIL MEMBERS AND AUDIT COMMITTEE MEMBERS

Under Brazilian law, the total compensation of the Board of Directors, Executive Board and Fiscal Council is established annually by our general shareholders meeting. Under Section 162 of the Brazilian Corporate Law, the compensation of the members of our fiscal council must be equal to, or greater than, 10% of the average compensation paid to the members of our Executive Board (excluding benefits and profit-sharing plans, if applicable). The members of our Fiscal Council receive 15% of the monthly compensation of the Chief Executive Officer. Finally, the members of our audit committee (who are also members of our Board of Directors) receive R$5,000 in addition to the monthly compensation paid to the members of the Fiscal Council.

For the year ended December 31, 2017, the aggregate amount of compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Fiscal Council was R$8.5 million, of which 80.1% was for our Board of Executive Officers, 13.0% was for our Board of Directors, and 6.9% was for our Fiscal Council, as approved by our 62nd annual shareholders’ meeting held on April 28, 2017.

The following table shows additional details about the compensation paid to the members of our Board of Directors, Executive Board and Fiscal Council for the periods indicated.

	Compensation (R$’000) in the years ended December 31,
	Board of Directors			Executive Officers			Fiscal Council
Area	2017	2016	2015	2017	2016	2015	2017	2016	2015
Number of members(1)	9	9	9	6	6	6	5	5	5
Salary	959.5	1,159.6	955.5	6,066.4	6,417.9	6,507.9	557.2	505.1	544.0
Compensation for attending committees(2)	123.0	180.6	160.2	-	-	-	-	-	-
Others(3)	16.2	23.5	22.5	721.1	483.0	491.7	26.9	11.1	15.9
Total	1,098.7	1,363.7	1,138.2	6,787.5	6,900.9	6,999.6	584.1	516.2	559.9

(1)This figure corresponds to the average number of members per year.

(2) Refers to Statutory Audit Committee.

(3) Refers Private Pension Contribution, Assistance Plan for all members and Representation Grant for Executive Officers.

We have no service contracts with our directors providing for benefits upon termination of employment. We do not have a stock option plan for our directors, officers or employees.

EMPLOYEES

On December 31, 2017, we had 8,245 employees, compared to 8,531 employees on December 31, 2016 and 8,628 employees on December 31, 2015. Including employees at Compagas, Elejor and UEG Araucária Ltda. (companies in which we have a majority stake) we had 8,432 employees as of December 31, 2017.

The following table sets forth the number of our employees and a breakdown of employees by area of activity as of the dates indicated in each area of our operations.

	As of December 31,
Area	2017	2016	2015
Generation and transmission	1,734	1,680	1,568
Distribution	5,746	6,022	6,032
Telecommunications	649	660	621
Corporation staff and research and development	78	69	347
Other employees	38	100	60
Total employees of Copel wholly-owned subsidiaries	8,245	8,531	8,628
Compagas	163	162	162
Elejor	7	7	7
Araucária	17	16	16
Total	8,432	8,716	8,813

All of our employees are covered by collective bargaining agreements that we renegotiate annually with the unions that represent the various employee groups. In 2017, we negotiated and signed labor agreements with the unions representing our employees. These new bargaining agreements became effective in October and will be in place for a one-year term. We agreed to salary increases of 1.63% in 2017 compared to 2016 salaries.

We provide a number of benefits to our employees. The most significant is our sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2017, approximately 99% of our employees had elected to participate in a defined contribution plan.

In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement between an employee committee and us. An employee’s receipt of compensation is conditioned on the company meeting certain benchmarks described in the above-mentioned agreement, as confirmed in our published year-end financial statements. The amount of profit-sharing distributions reserved and approved for the 2017 fiscal year (including Compagas) was R$68.8 million. The amount of profit-sharing distributions accrued and approved for the 2016 fiscal year (including Compagas) was R$64.8 million. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

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

As of December 31, 2017, 252 employees joined the program and 248 employees were dismissed under the program, totaling R$ 40.4 million in benefits/indemnity compensation for the termination of employment contracts.

On December 22, 2017, Circular Letter No. 103/2017 announced the termination of the PDI as of March 31st, 2018. Employees who meet the requirements of the PDI may adhere to it until March 31st, 2018, and be dismissed until December 15th, 2018. This Circular Letter, however, will not affect employees who have previously adhered to the PDI, who will be dismissed on the dates previously agreed upon.

SHARE OWNERSHIP

As of April 30, 2018, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.

The following table indicates the board members, executive officers and members of the fiscal council who held shares as of April 30, 2018, and their respective share ownership as of such date. No other board member, executive officer, members or alternate members of the fiscal council held shares issued by the Company on April 30, 2018”.

	Number of shares
	Common	Class A	Class B
Board of Directors
Mauricio Schulman	1	-	-
Leila Abraham Loria	1	-	-
Rogério Perna	1	-	-
Olga Stankevicius Colpo	1	-	-
George Hermann Rodolfo Tormin	1	-	-
Sérgio Abu-Jamra Misael	12	-	-
Adriana Angela Antoniolli	1	-	-
Marco Antônio Barbosa Cândido	1	-	-
Jonel Nazareno Iurk	1	-	-
Executive Officers
Jonel Nazareno Iurk	1	-	-
Fiscal Council - Members
Letícia Pedercini Issa Maia	2	-	-
Fiscal Council - Alternates
Alexandre Pedercini Issa	2	-	-

We have no share-based incentive plan for employees.

Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. On December 31, 2017, the State of Paraná directly owned 58.6% of the Common Shares, and BNDESPAR owned directly 26.4% of the Common Shares. The State of Paraná does not have any different voting rights, but as long as it holds a majority of our Common Shares, it will have the right to elect a majority of our directors. The following table sets forth certain information regarding the ownership of our Common Shares on December 31, 2017:

Shareholder	Common shares
	(thousands)	(% of total)
State of Paraná	85,029	58.6
BNDESPAR	38,299	26.4
Eletrobras	1,531	1.1
Public Float – ADRs	1,144	0.8
Public Float – B3 (Brasil, Bolsa, Balcão)	18,692	12.9
Other	336	0.2
All directors and officers as a group(1)	-	-
Total	145,031	100.0

 (1) On December 31, 2017, our directors and officers held an aggregate of 24 Common Shares.

The following table sets forth certain information regarding the ownership of our Class B Shares on December 31, 2017:

Shareholder	Class B Shares
	(thousand)	(% of total)
State of Paraná	–	–
BNDESPAR	27,282	21.3
Eletrobras	–	–
Traded as ADSs	31,958	24.9
Traded in the B3 (Brasil, Bolsa, Balcão)	68,879	53.7
Other	177	0.1
All directors and officers as a group	–	–
Total	128,296	100.0

As of April 30, 2018, 3.38% of the Common Shares and 26.88% of the Class B Shares were held by 204 holders that reside in the United States and have registered with the Companhia Brasileira de Liquidação e Custódia (“CBLC”). At the same date, the ADSs represented 0.74% of the Common Shares and 25.82% of the Class B Shares, and together, approximately 12.50% of our total share capital. By Abril, 2018, there were no conversions of  Class A Shares into Class B shares. For the last three fiscal years, we had no changes in the amount of our issued corporate capital, in the number of our shares or in the voting rights of our shares.

Shareholders’ Agreement

The State of Paraná and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), acting through the Company and Paraná Investimentos S.A., are parties to a Shareholders’ Agreement dated December 22, 1998, as amended on March 29, 2001, and with a term set to expire by December 21, 2018 (“Shareholders’ Agreement”). BNDESPAR is a wholly-owned subsidiary of BNDES. Under the Shareholders’ Agreement, the State of Paraná cannot approve, without BNDESPAR’s prior authorization, the following matters:

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

Transactions with Shareholders

The following summarizes the most significant transactions with our principal shareholders:

Government of the State of Paraná

The State of Paraná owns 58.6% of our Common Shares. We had accounts receivable from the government of the State of Paraná under the CRC Account agreement in the amount of R$1,516.4 million as of December 31, 2017. The outstanding balance bears interest of 6.65% per year and is adjusted in accordance with the IGP-DI inflation index. We recorded interest income and monetary variation receivable from the government of the State of Paraná under the CRC Account of R$90.7 million in 2017. For more information, see “Item 5. Operating and Financial Review and Prospects—Overview—Impact of the CRC Account”.

We also had an amount receivable of R$168.4 million related to the Luz Fraterna Program, a program that allows the State of Paraná to pay off the energy bills of customers enrolled in the Social Electricity Tariff, provided that consumption does not exceed 120 kWh. For more information, see Note 37 of our audited consolidated financial statements.

We also had ICMS payables in the amount of R$151.9 million as of December 31, 2017. ICMS expenses during 2017 amounted to R$3.7 billion.

BNDES and BNDESPAR

BNDESPAR, a wholly-owned subsidiary of BNDES, owns 26.4% of our Common Shares and has the right to appoint two members to our Board of Directors. BNDES has granted us loans to finance the construction of generation and transmission facilities.

As of December 31, 2017, we had an aggregate of R$1,900.8 million in outstanding debt with BNDES under these facilities.

Fundação Copel

Fundação Copel is a closed pension fund sponsored by Copel, Compagas and other entities that runs and operates benefit plans, welfare and social assistance. In 2017, Copel made payments to Fundação Copel consisting of: (i) rental in the amount of R$16.3 million and (ii) R$237.6 million for expenditure on pension and welfare plans.

Transactions with Affiliates

Dona Francisca Energética S.A.

We own 23.0% of the total issued and outstanding share capital of Dona Francisca Energética S.A. We had accounts payable in the amount of R$1.4 million as of December 31, 2017.

Until March 2015, we had a power purchase agreement with DFESA, valued at R$81.3 million annually, under which Copel Geração e Transmissão purchased 100% of DFESA’s assured energy. In April 2015, we signed a new ten-year power purchase agreement with DFESA, valued at R$17.0 million annually, under which Copel Geração e Transmissão purchases 23.03% of DFESA’s assured energy (proportional to Copel’s equity interest).

Voltália São Miguel do Gostoso I Participações S.A.

We own 49.0% of the total issued and outstanding share capital of Voltália São Miguel do Gostoso I S.A. On May 14, 2015, a loan agreement was entered by and between us (lender) and Voltalia São Miguel do Gostoso Participações S.A. (borrower), with retroactive effect as of February 6, 2015, in the total amount of up to R$29.4 million plus IOF tax, with a two year term and a remuneration of 111.5% of the CDI index aiming at providing working capital to finance the activities and business of Voltália São Miguel do Gostoso I S.A. The initial two-year term was extended until February 6, 2018, when the loan agreement was paid in full. Voltália used R$38.2 million of the credit line’s total amount.

As of December 31, 2017 we had an outstanding receivable amount of R$38.2 million related to this loan agreement.

Item 8. Financial Information

See pages F-1 through F-164.

A. Consolidated Financial Information

See “Item 3. Key Information—Selected Financial Data”, “Item 5. Operating and Financial Review and Prospects – Overview” and “Item 18. Financial Statements.”

Legal Proceedings

We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our audited consolidated financial statements only include provisions when the Company has a present obligation (legal or constructive) resulting from a past event; it is probable (i.e, more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount to settle the obligation. As of December 31, 2017, our provisions for such risks were R$1,512.1 million. However, it is possible that some amounts actually paid are different from the estimates made in recognizing these provisions because of determinations of final judgments and/or liquidations of the award.

As of December 31, 2017, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims whose potential losses cannot be reasonably estimated due to the current early stages of proceedings, for which no provisions have been made, was approximately R$3,123.5 million, of which R$360.3 million correspond to labor claims; R$20.3 million to employee benefits; R$793.7 million to regulatory claims; R$1,091.1 million to civil claims; and R$858.1 million to tax claims. For more information, see Note 30 of our audited consolidated financial statements.

ANEEL Determinations

We are contesting a determination by ANEEL that would require us to recognize in our current liabilities a value relative to energy purchased from Itaipu during the energy rationing period that occurred in 2001, when there was a significant difference between the purchase price of Itaipu energy and energy sold in the spot market. This value would be approximately R$2,478.4 million as of December 31, 2017. Our management believes that losses resulting from the final ruling of this claim are remote and therefore we have no provision relating to this matter. However, we may be required to contribute to the amounts owed by other energy companies under similar lawsuits, and as of December 31, 2017, we had provisions of R$49.4 million to cover expected losses related to these other lawsuits.

Tax and Social Contribution Claims

During the second half of 2010, two lawsuits were decided before the Federal Regional Court (Tribunal Regional Federal) in favor of the federal government, reversing the prior judgment that recognized our immunity regarding the payment of COFINS tax. As a result, the Federal Internal Revenue Service (Receita Federal) issued an infraction notice demanding the payment of COFINS tax from the period between August 1995 and December 1996. As of December 31, 2017, we had provisioned R$79.7 million to cover expected losses related to these lawsuits.

We are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions for the period between 2000 and 2006. In these proceedings, we estimate the amount of our expected loss to be R$24.4 million.

Labor-related Claims

We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2017, we have provisions totaling R$475.6 million reflecting the expected losses related to these lawsuits.

Regulatory

We are disputing certain regulatory and legal proceedings in connection with ANEEL’s allegations that we violated regulatory standards. As of December 31, 2017, we have provisions totaling  R$64.3 million reflecting the expected losses related to these proceedings.

Additional Claims

We are party to several lawsuits related to accidents involving equipment used in our electricity transmission and distribution grids, vehicle accidents and lawsuits for the recovery of commissions by Tradener (for more information see Note 30.1.2(e) of our audited consolidated financial statements). As of December 31, 2017, we have provisions totaling R$527.6 million reflecting the expected losses related to these lawsuits.

 We are also party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines. As of December 31, 2017, we have provisions totaling R$110.9 million reflecting the expected losses related to these lawsuits.

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

On December 31, 2017, our legal reserve was R$844.4 million, or approximately 5.4% of our capital stock at that date.

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

On the other hand, net profits may also be increased by:

•

the reversal of any amounts previously allocated to a contingency reserve in the fiscal year in which the loss that had been anticipated does not occur as projected or in which the anticipated loss occurs but is lower than the contingency allocated to it; and

•

any amounts included in the unrealized profits reserve that have been realized in the relevant fiscal year and have not been used to offset losses, as approved by our shareholders’ meeting, upon the proposal of our Board of Directors or Board of Executive Officers.

Moreover, our net profits are also adjusted by adding the realization of amounts registered under “Equity Value Adjustments”. The account “Equity Value Adjustments” was created as a result of the first-time adoption of IFRS by Copel in 2010, which caused a fair value revaluation of certain fixed assets and the adoption of the fair value as its “deemed cost” at that date. The increase of the deemed cost of fixed assets led to an increase in depreciation costs. Thus, our management has decided to add to the adjusted net profits the realization of the “Equity Value Adjustments” in order to compensate for effects of the increased depreciation costs. This procedure is authorized by ICPC 10 (Interpretação do Comitê de Pronunciamento Contábil). In 2017, our adjusted net profits used to calculate our dividends was increased by R$71,7 million as a result of said realization.

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

Pursuant to our bylaws, our management may declare interim dividends to be paid from profits in our semi-annual financial statements approved by our shareholders. Any payment of interim dividends counts towards the mandatory dividend for the year in which the interim dividends were paid.

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

The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity for the periods indicated.

Year	Payment date	Distribution (R$ thousands)	Payment per share (R$)
			Common	Preferred A	Preferred B
2013	May 2014	560,537	1.95572	2.52507	2.15165
2014	June 2015	622,523	2.17236	2.52507	2.39000
2015	June 2016	326,795	1.13716	2.52507	1.25473
2016	June 2017	282,947	0.98539	2.89050	1.08410
2016	December 2017	223,266	0.77927	-	0.85932
2017	To define	266,000	0.92624	2.89050	1.01887

The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity, translated into US$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (US$ thousands)	Payment per thousand shares (US$)
			Common	Preferred A	Preferred B
2013	May 2014	239,280	0.83485	1.07789	0.91849
2014	June 2015	234,366	0.81785	0.95063	0.89978
2015	June 2016	83,691	0.29122	0.64666	0.32133
2016	June 2017	86,818	0.30235	0.88690	0.33264
2016	Dec 2017	68,505	0.23911	-	0.26367
2017	To define	83,965	0.29237	0.91241	0.32161

Item 9.   The Offer and Listing

The principal trading market for our shares (including our Class B Shares) is the B3 (Brasil, Bolsa, and Balcão) market. On March 31, 2018, approximately 5,527 shareholders owned our Class B Shares.

The following table sets forth the reported high and low closing sale prices for our shares on the B3 (Brasil, Bolsa, and Balcão) market for the periods indicated.

	Price per Common Share		Price per Class B Share
	High	Low	High	Low
	(R$)	(R$)	(R$)	(R$)
2013	30.50	20.02	37.01	26.21
2014	27.86	17.18	40.40	23.64
2015	25.20	15.90	36.75	23.60
2016	24.81	12.07	37.20	17.75
1st Quarter	19.57	12.07	30.39	17.75
2nd Quarter	20.79	15.49	30.66	23.37
3rd Quarter	23.29	19.81	35.37	29.33
4th Quarter	24.81	18.97	37.20	26.36
2017	28.46	18,33	35.37	22.21
1st Quarter	28.46	19.10	35.37	27.20
2nd Quarter	25.25	18.33	32.27	24.25
3rd Quarter	24.44	19.09	30.20	24.57
4th Quarter	24.20	19.31	29.41	22.21
October	24.20	21.48	29.41	24.99
November	21.47	19.61	25.20	23.06
December	21.40	19.31	24.95	22.21
2018, up to April 30, 2018	24.00	20.19	35.37	27.20
1st Quarter	24.00	20.19	35.37	27.20
January	21.80	20.19	32.33	27.20
February	23.59	20.78	34.86	31.85
March	24.00	22.40	35.37	32.20
2nd Quarter	23.25	21.80	26.94	24.53
April	23.25	21.80	26.94	24.53

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

U.Sdollars per ADR (ELPVY)

U.Sdollars per ADS

	High	Low	High	Low
	(US$)	(US$)	(US$)	(US$)
2013	14.50	9.10	18.05	11.77
2014	12.33	7.43	18.12	9.97
2015	8.92	3.54	13.00	5.87
2016	7.74	2.79	11.78	4.26
1st Quarter	5.07	2.79	8.43	4.26
2nd Quarter	6.07	4.19	9.40	6.54
3rd Quarter	7.10	5.85	10.99	8.71
4th Quarter	7.74	5.64	11.78	7.88
2017	8.62	5.33	11.29	6.80
1st Quarter	8.62	5.86	11.29	8.48
2nd Quarter	8.05	5.33	10.28	7.19
3rd Quarter	7.64	5.55	9.53	7.41
4th Quarter	7.40	5.72	9.26	6.80
October	7.40	6.74	9.26	7.69
November	6.65	5.84	7.73	6.97
December	6.30	5.72	7.63	6.80
2018, up to April 30, 2018	7.20	6.10	8.33	7.03
1st Quarter	7.20	6.10	8.33	7.03
January	7.10	6.10	7.76	7.03
February	7.03	6.10	8.14	7.06
March	7.20	6.70	8.33	7.75
2nd Quarter	6.75	6.20	7.88	7.22
April	6.75	6.20	7.88	7.22

On June 19, 2002, our shares were listed on Latibex, an Euro-based market for Latin American securities. The shares trade under the symbol “XCOP”.

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

Qualification of Board of Directors

Our internal regiment require that each director be a shareholder of the Company and a Brazilian citizen and resident.

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

For further information, see Items 6 – “Directors, Senior Management and Employees - Board of Directors” and “Directors, Senior Management and Employees - Board of Executive Officers”.

Shareholders’ Meetings

The convening of our shareholders’ meeting is made through publication of a notice to shareholders in two newspapers, which are determined at the previous shareholders’ meeting. Generally, we make such notice in Diário Oficial do Estado – PR and the Folha de Londrina. As provided by Brazilian Corporate Law, publications have to be made in the official newspaper located in the state of our corporate headquarters, and in a newspaper with wide circulation in the same city as our corporate headquarters. The notice must be published no fewer than three times, beginning at least 30 calendar days prior to the scheduled meeting date.

In order for a shareholders’ meeting to be held on first call, shareholders representing at least one- quarter of the voting capital have to be present, except as otherwise provided for under Brazilian law. If no such quorum is verified, a second meeting may be called by notice given at least 8 calendar days prior to such meeting and in accordance with the same rules of publication previously described. The quorum requirements will not apply to a second meeting, subject to the minimum quorum and voting requirements for certain matters, as discussed as follows. A shareholder without a right to vote may attend a general shareholders’ meeting and take part in the discussion of matters submitted for consideration.

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

Transfers of shares by foreign investors are made in the manner described above and are executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by Resolution No. 4,373 of September 29, 2014 of the CMN (“Resolution No. 4,373”) as described under “Exchange Controls” as follows, the foreign investor must declare the transfer in its electronic registration.

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

The ability to convert into foreign currency dividend payments and proceeds from the sale of Class B Shares or preemptive rights, and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank. Any foreign investor who registers with the CVM in accordance with CMN Resolution No. 4,373 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction.

Annex II to CMN Resolution No. 4,373 (“Annex II Regulations”) allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADS program is duly registered with the Central Bank and the CVM.

Our bylaws do not impose any limitation on the rights of Brazilian residents or non-residents to hold our shares and exercise the rights in connection therewith.

Disclosure of Shareholder Ownership

Under Brazilian regulations any person or group of persons representing the same interest that carries out a relevant trading involving shares or securities issued by a publicly traded company must disclose its share ownership to the investor relations officer of such company, which, in turn, must disclose such information to the CVM and to any relevant stock exchange. A relevant trading is defined as a transaction by which the direct or indirect equity stake of the persons referred above reaches an equity interest corresponding to 5% or its multiples (10%, 15%, and so on), of a type or class of shares representing the company’s capital stock. Any subsequent increase or decrease of 5% or its multiples in ownership of any class of shares must be similarly disclosed. The same reporting obligation applies to the acquisition of any rights over the shares and other securities mentioned in applicable regulation and to the execution of any derivative financial instruments referenced in shares. If such increase results in change of corporate control or administrative structure, or if the increase imposes a public offering, in addition to informing the investor relations officer, a statement containing certain required information must be published in newspapers that are widely circulated in Brazil.

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

To be eligible to invest in the Brazilian financial and capital markets, foreign investors must:

1.     point at least one representative in Brazil with powers to perform actions relating to foreign investments;

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

Distributions of interest on equity paid to Brazilian and Non-Brazilian Holders of Class B Shares, including payments to the Depositary in respect of Class B Shares underlying ADSs, are deductible by the Company for Brazilian corporate income tax and social contribution on net profits purposes as far as the limits above described are observed. Such payments to shareholders are subject to Brazilian withholding income tax at the rate of 15.0%, except for payments to shareholders situated in tax haven jurisdictions (that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment or the beneficial owner of the income derived from transactions carried out and attributable to a Non-Brazilian Holder ? “Tax Haven Holder”), which payments are subject to withholding income tax at a 25.0% rate. These payments may be included, at their net value, as part of any mandatory dividend. To the extent that payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.

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

Generally, gains are defined as the positive difference between the amount realized on the sale or exchange of a security and its acquisition cost. Gains assessed on the disposition of the Class B Shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

1.                   exempt from income tax when assessed by a Non-Brazilian Holder registered under Resolution No. 4,373 of the CMN (“4,373 Holder”) that is not a Tax Haven Holder; or

2.                   subject to income tax at a rate of 15.0% in any other case, including the gains assessed by a Non-Brazilian Holder that (i) is not a 4,373 Holder, or (ii) is a 4,373 Holder and a Tax Haven Holder. In these cases, a withholding income tax of 0.005% on the sale value shall be applicable and can be offset by the eventual income tax due on the capital gain.

There can be no assurance that the current preferential treatment for 4,373 Holders will continue in the future.

Any other gains assessed on a disposition of the Class B Shares that is not carried out on the Brazilian stock exchange is subject to an income tax rate of 15.0%, except for gains assessed by Tax Haven Holders who are subject to an income tax rate of 25.0%. If these gains are related to transactions conducted on the Brazilian non-organized, over-the-counter market, through an intermediary, the withholding income tax of 0.005% on the sale value shall also be applicable and can be offset with the eventual income tax due on the capital gain. It should be noted that additional rules were recently enacted and must be considered for gains assessed and not carried out on the Brazilian stock exchange. See “—Additional Recent Rules Regarding Taxation of Gains”.

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

Additional Recent Rules Regarding Taxation of Gains

On March 16, 2016, the Federal Government converted the Provisional Measure No. 692 into the Law No. 13,259, which established progressive income tax rates applicable to capital gains derived from the disposition of assets by Brazilian individuals. The Law No. 13,259 provides for new rates that range from 15% to 22.5% depending on the gain derived by the Brazilian individual, as follows: (i) 15% on gains not exceeding R$5,000,000.00; (ii) 17.5% on gains that exceed R$5,000,000.00 and do not exceed R$10,000,000.00; (iii) 20% on gains that exceed R$10,000,000.00 and do not exceed R$30,000,000.00; and (iv) 22.5% on gains exceeding R$30,000,000.00. Pursuant to the Section 18 of the Law No. 9,249/95, the tax treatment applicable to capital gains earned by Brazilian individuals also applies to capital gains earned by non-Brazilian residents (in transactions not carried out in the Brazilian stock exchange or the organized over-the-counter market). Therefore, new tax rates defined by the Law No. 13,259 shall also apply to non-Brazilian residents. This law entered into force on January 1, 2017.

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

Pursuant to Decree No 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be imposed on any transactions involving bonds and securities, including those carried out on Brazilian stock, futures and commodities exchanges. The rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero if the redemption, transfer or renegotiation occurs after 30 days of their acquisition. The Brazilian government is permitted to increase such rate at any time up to 1.5% per day, but only in respect of future transactions.

U.S. Federal Income Tax Considerations

The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein (possibly with retroactive effect). This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of Class B Shares or ADSs, but it does not purport to be a comprehensive description of all of the U.S. tax consequences that may be relevant to a decision to hold or dispose of Class B Shares or ADSs. This summary applies only to purchasers of Class B Shares or ADSs who will hold the Class B Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares by vote or value (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Class B Shares or ADSs on a mark-to-market basis, partnerships or other pass-through entities, insurance companies, U.S. expatriates, and persons holding Class B Shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. Moreover, this summary does not address the Medicare tax on net investment income or the tax consequences to U.S. holders of acquiring, owning or disposing of Class B Shares or ADSs under any U.S. federal estate or gift, state, local or foreign taxes.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, with respect to the ADSs, will be subject to taxation at preferential rates if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2018 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

Distributions out of earnings and profits with respect to the Class B Shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution, with respect to the Class B Shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

Dividends and Paying Agents

Not applicable.

statement by experts

Not applicable.

Documents on Display

We file reports, including annual reports on Form 20-F and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are required to make filings with the SEC by electronic means. Any filings we make electronically will be available to the public over the Internet at the SEC’s website.

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

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2017, this amount was US$ 882.3 thousand.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2017.  Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as a result of the material weaknesses in our internal control over financial reporting described below, as of December 31, 2017 our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed by our Chief Executive Officer and our Chief Financial Officer, under the supervision of our Board of Directors and effected by our management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, as issued by the IASB.

Internal control over financial reporting is defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the audited consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment and criteria, and due to the material weaknesses described below, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2017.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The following material weaknesses in internal control over financial reporting were identified and assessed by our management:

(i) The Company does not have controls designed to monitor and authorize certain transactions at non-wholly-owned subsidiaries (UEGA, Compagas and Elejor): the Company has no control designed to mitigate the risks of: (a) decisions made by the management of these subsidiaries that do not comply with the Company's policies, (b) accounting practices adopted by these subsidiaries that do not comply with practices of the group and (c) errors in these subsidiaries’ financial statements investment in Fundo de Investimento Multimercado resulting from the use of inaccurate assumptions to determine accounting estimates and/or inaccurate accounting classification of new agreements and/or unusual transactions.

The material weakness resulted in a failure to detect errors on UEGA’s investment in Fundo de Investimento Multimercado, which led to the restatement of the financial statements. See note 4.1 to the Consolidated Financial Statements.

(ii) Ineffective control over financial reporting related to the accounting of bonds and securities and taxes on regulatory assets:

(a)           Bonds and Securities – Investment Fund

There were failures in the operation of controls related to the process of publishing UEGA’s financial statements with respect to bonds and securities, since they did not comply with the accounting practices adopted by the group.

Additionally, there were weaknesses in the controls of the holding company, which did not allow us to identify the noncompliance with our establishment accounting practices.

The material weakness resulted in a failure to detect errors on UEGA’s investment in Fundo de Investimento Multimercado, which led to the restatement of the financial statements. See note 4.1 to the Consolidated Financial Statements.

 (b)          Calculation of Tax on Sectorial financial assets and liabilities

Controls of Copel Distribuição related to the process of reviewing of the calculation of tax on the variation of Sectorial financial assets and liabilities were not properly maintained, resulting in the recognition of adjustments to the financial statements in 2017.

(iii) The Company does not maintain general information technology controls implemented for the controlled companies - UEGA, Compagas and Elejor:  the Company does not  maintain controls to establish and monitor compliance with policies for access, segregation of duties and procedures for managing changes in its controlled companies (UEGA, Compagas and Elejor).

The aforementioned subsidiaries do not operate with the SAP system (unlike Copel Holding and its wholly-owned subsidiaries).

(iv) Ineffective controls on the review of estimates used in the analyzing the impairment of fixed generation assets: there were failures in the operation of the controls that must ensure that all the assumptions adopted for the auditing of impairment of fixed generation assets are reviewed by professionals of appropriate seniority.

(v) The Company does not maintain controls designed to identify proceedings that may impact the risk provision for risks: the Company does not maintain controls designed to ensure that all information about changes in proceedings and / or new claims from external sources determined by the management is effectively included in its system.

Audit of the Effectiveness of Internal Control over Financial Reporting

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting, as stated in their report, which is included herein.

Deloitte Touche Tohmatsu Rua Pasteur, 463 - 1º andar - cjs. 101 e 103 e 5º andar Bairro Batel 80250-080 - Curitiba - PR Brasil Tel.: + 55 (41) 3312-1400 Fax: + 55 (41) 3312-1470 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Companhia Paranaense de Energia - COPEL
Curitiba - PR - Brazil

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia Paranaense de Energia - COPEL and subsidiaries (the “Company”) as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB the consolidated financial statements as of and for the year ended December 31, 2017 of the Company, and our report, dated May 14, 2018, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the restatement of the financial statements as of and for the year ended December 31, 2016 due to correction of errors, as disclosed in note 4.1 to the financial statements.

Basis for opinion

The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission - SEC and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in Management’s assessment: (1) ineffective internal controls on monitoring and authorization of certain transactions on non-wholly owned subsidiaries; (2) ineffective internal controls over financial reporting related to accounting for investments in bonds and securities and taxes over regulatory assets; (3) ineffective deployment of information technology (IT) general controls, policies and procedures over user access, segregation of duties and change management on non-wholly owned subsidiaries; (4) ineffective controls over estimates utilized in the impairment analysis of certain property, plant and equipment and intangible generation assets; and (5) ineffective controls over the identification of lawsuits related to the accounting of provision for risks. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements of the Company as of and for the year ended December 31, 2017 and this report does not affect our report on such financial statements.

/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Curitiba, Brazil

May 14, 2018

D. Changes in Internal Controls

The management of the Company, except the remediation related to material weaknesses described below, identified no change in its internal control over financial reporting during the fiscal year ended December 31, 2017, that has materially affected or is reasonably likely to materially affect its internal control over financial reporting.

Remediation Plans for Material Weaknesses

Our management is engaged in the remediation of the above mentioned material weaknesses. The remediation plans described below are in the process of being implemented and are intended to address each material weakness previously identified.
As a first step, to follow up on the actions to remedy all material weaknesses, our management resolved to create a management committee, which will include our CEO and officers and that  will have regular meetings with our Board of Directors.

(i) The Company does not have controls designed to monitor and authorize certain transactions at non-wholly-owned subsidiaries (UEGA, Compagas and Elejor)

Immediately, the management will review the levels of approval that establish that certain transactions should be resolved by the Board of Directors of the subsidiaries and should be informed Copel's Board of Directors, evaluating the provisions of the shareholders' agreement. Specifically in relation to financial investments in subsidiaries, management is reinforcing the application of its policies to establish limits and monitoring procedures by Copel's Directors and Board of Directors. .

The Company is strengthening its organizational structure in order to concentrate its monitoring activities related to invested companies in a multidisciplinary department reporting to the Chief Financial Officer. This structure aims to effectively monitor their businesses with respect to, for example, the analysis of their financial statements, unusual transactions (if any), subsequent events and material related party transactions during the period. This project has already been initiated and is being conducted by the Company's Process Management area and is expected to be concluded by the end of August 2018. Initially, for the purpose of monitoring, the materiality established by management will be considered, and this limit will be periodically reassessed.

It is important to highlight that, as of 2018, new monitoring procedures for the invested companies (Compagas, Elejor and UEGA) will be implemented, including a quarterly report submitted by the fiscal council to Copel with  its analysis of the invested companies’ accounting practices and financial statements, unusual transactions (if any), events subsequent to the financial statements and material transactions with related parties in the period.

In addition to the procedures above, management will provide specific training comprising corporate governance and internal controls matters to members of the board appointed by Copel to its subsidiaries (Compagas, Elejor e UEGA).

(ii) Ineffective control over financial reporting related to the accounting of bonds and securities and taxes on regulatory assets:

(a)           Bonds and Securities – Investment Fund

The Company will monitor the effectiveness of the controls related to its subsidiaries’ accounting of bonds and securities through the new organizational structure mentioned in the previous paragraph, which will be under the responsibility of the Chief Financial Officer..

(b)           Calculation of Tax on Sectorial financial assets and liabilities

The Company will improve its procedures related to the review process of the calculation of tax on the variation of Sectorial financial assets and liabilities.

(iii) The Company does not maintain general information technology controls deploied for the controlled companies - UEGA, Compagas and Elejor:

Our management is issuing policies and guidelines related to the weaknesses identified at each of its subsidiaries (UEGA, Compagas e Elejor) and requesting measures. In addition, the guidances and policies adopted by the Company will be reiterated with such subsidiaries (UEGA, Compagas e Elejor), if applicable.

Immediately the administration will make an identification about the current technical conditions of the systems, as well as any current technological limitations.

After this action, the following actions will be evaluated:

- Controls on review and revocation of access;

- Controls for evaluation of critical access conflicts (segregation of function);

- Controls of approval and homologation of changes;

- Backup controls for critical systems.

 (iv) Ineffective controls on the review of estimates used in the calculation of impairment of generation assets:

Related to the ineffectiveness of controls on estimates adopted in the impairment analysis, the Company has established the following procedures:

•              All assumptions related to generation assets will be formally approved by the executive board of Copel Geração e Transmissão;

•              Training and communication to the employees involved in the processes, including internal control concepts, as well as operational aspects of impairment calculation. For the guidance of all the staff involved in such process, the company will prepare and make it available a technical document that defines the scope of events (regular or occasional) that may be considered indicative of impairment, as well as the materiality, timing and official communication of this information to the area that performs the tests.

(v) The Company does not maintain controls designed to identify proceedings that may impact the risk provision of legal claims as probable losses:

The Company is adopting the following procedures:

•              To include in our internal controls systems an external data monitoring by a recognized specialized company, using artificial intelligence, to recognize and monitor new legal proceedings directly from the Brazilian courts data base;

•              Reviewing of all manual accounting appointments in the system to control.

The management of the Company identified no change in its internal control over financial reporting during the fiscal year ended December 31, 2017, that has materially affected or is reasonably likely to materially affect its internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has reviewed the qualifications and backgrounds of the members of the Statutory Audit Committee and determined that Mr. Rogério Perna is an “audit committee financial expert” within the meaning of Item 16A and satisfies the requirements of Rule 10A-3 under the Securities Exchange Act. For more information regarding our Statutory Audit Committee, see “Item 6. Directors, Senior Management and Employees — Audit Committee”.

Item 16B. Code of Ethics

Our code of ethics, named as “Code of Conduct”, was first adopted in 2003, applicable to our chief executive officer, our executive financial officer and the main executives of our accounting department.

In 2015, our code was revised after an open consultation process that involved our internal staff and inputs from stakeholders. In this process, after the proposals were consolidated, the code was approved by our Management and by our Board of Officers. In 2017, an amendment to this code was approved by our Management and our Board of Directors to reflect new Brazilian regulation on conflict of interests and periodical training. In 2018, the Code of Ethics was revised and a new version was approved by the Board of Directors on March 13, 2018.

This code applies to all of our employees, board members, officers (including our Chief Executive Officer, our Chief Financial Officer and our officer in charge of our accounting department) and outsourced. Our code is available on our website (ir.copel.com) and copies can also be delivered by mail upon a written request sent to the address provided on the cover page of this 20-F.

As from the adoption of our code of ethics, we have not granted any implicit or explicit waivers to any sections of our code of ethics to the above-mentioned employees, board members, officers and outsourced.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2017 and 2016, and KPMG Auditores Independentes acted as our independent registered public accounting firm for the fiscal year ended December 31, 2015.

The table next sets forth the total amount billed to Deloitte Touche Tohmatsu Auditores Independentes for services performed in 2017 and 2016, and KPMG Auditores Independentes for services performed in 2015, and breaks down these amounts by category of service.

	Year ended December 31,
Billed	2017	2016	2015
	(R$ million)
Audit fees	2.6	2.4	1.7
Audit-related fees	–	–	–
Tax fees	–	–	–
All other fees	–	0.8	–
Total	2.6	3.2	1.7

Audit Fees

Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial information in connection with statutory and regulatory filings or engagements.

The figures for 2015 includes R$0.5 million related to the audit fees of KPMG Auditores Independentes due the restatement of 2015 Consolidated Financiall Statements. For more information see note 4.1 to the our Consolidated Financial Statements.

All Other Fees

The services comprising the fees disclosed under “All Other Fees” refer to (a) the rendering of independent technical assistance and issuance of opinions in connection with the dispute with the Colíder Consortium, with respect to the “Agreement for the Supply of Goods and Services” for the Implementation of the Colíder HPP, and (b) the analysis and issuance of an opinion in connection with the legal procedure aimed at reestablishing the economic and financial balance of said Agreement.

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

Item 16D. Exemption from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Securities Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. In reliance on the exemption in Rule 10A-3(b)(iv)(E), we have designated five members to our Audit Committee: (i) Mr. Mauricio Schulman, Mr. Rogério Perna and Mr. Marco Antônio Cândido, who are designees of the State of Paraná, which is our controlling shareholder and therefore one of our affiliates, and (ii) Ms. Leila Abraham Loria and Ms. Olga Stankevicius Colpo, who are designees of the BNDESPar. In our assessment, each of these members acts independently in performing the responsibilities of an audit committee member under the Sarbanes-Oxley Act and satisfy the other requirements of Securities Exchange Act Rule 10A-3.

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

Copel fits the definition of a “controlled company” since the majority of its voting shares are held by the State of Paraná. As such, Copel would not be required to comply with the majority of independent directors requirement. However, Brazilian Law 13,303/2016 requires that at least 25% of our board members be independent members.

Currently, seven out of nine members of Copel’s Board of Directors are independent members, as defined in rule 10A-3 of the Securities Exchange Act.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	The non-management directors of Copel do not hold regularly scheduled executive sessions without management. Our Chief Executive Officer is also a member of our board of directors.
Nominating/Corporate Governance Committee
303A.04

A listed company must have a Nominating/ Corporate Governance Committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

As a controlled company, Copel would not be required to comply with the nominating/ corporate governance committee requirements.

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

COPEL has a statutory Audit Committee composed of at least three board members (all of whom must satisfy the requirements set forth in Rule 10A-3 under the Securities Exchange Act), each of whom serves a term of two years, and may be re-elected. Pursuant to the Audit Committee internal rules, the Audit Committee members are appointed by, and may be replaced by, the Board of Directors. All of the members of the Audit Committee are members of our Board of Directors.

The Audit Committee is an advisory committee responsible for assisting our Board of Directors and giving its opinion on matters related to our financial and accounting management, risks, internal controls and audit, including, but not limited to, the quality, transparency and integrity of our financial statements, effectiveness of our internal controls with respect to the preparation of financial reports, as well as the activities, independence and quality of the work of our external and internal auditors.

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

Although the corporate governance practices adopted by Copel do not comply with all the terms specified in the rules of the NYSE, they fulfill the requirements established for companies listed on level 1 of corporate governance of B3 (Brasil, Bolsa, Balcão). The Company also adopts the Code of Better Corporate Governance Practices of the Brazilian Institute for Corporate Governance (”IBGC”).

Code of Ethics for Directors, Officers and Employees
303A.10

A listed company must adopt and disclose a code of business conduct and ethics for its directors, officers and employees, and must promptly disclose any waivers of the code for directors or executive officers.

Copel has adopted a code of ethics that applies to the board of directors, the fiscal council, the executive board and employees.
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

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-164.

Item 19. Exhibits

1.1

Corporate Bylaws approved and consolidated by the 187th Extraordinary Shareholders Meeting, of October 10, 2013, and amended by the 190th Extraordinary Shareholders meeting, of April 23, 2015, and by the 193rd Extraordinary Shareholders meeting of December 22, 2016, and by the 195th Extraordinary Shareholders meeting of June 7, 2017.

2.1

Deposit Agreement (preferred shares) dated as of March 21, 1996, as amended and restated as of November 21, 2007, filed with the SEC on February 12, 2009 as an exhibit to our Registration Statement on Form F-6 and in incorporated herein by reference (File No. 333-157278).

4.1

The Adjustment Agreement of August 4, 1994 between the State of Paraná and Companhia Paranaense de Energia ‒ Copel (“Adjustment Agreement”) (incorporated by reference to our Form F-1 333-7148, filed with the SEC on June 30, 1997), the Deed of Amendment to the Adjustment Agreement (Quarto Termo Aditivo ao Termo de Ajuste celebrado em 21 de janeiro de 2005) (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed with the SEC on June 30, 2006) (File No. 001-14668), and the Deed of Amendment to the Adjustment Agreement (Quinto Termo Aditivo ao Termo de Ajuste celebrado em 31 de outubro de 2017) (English translation).

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

Availability Agreement: Agreement under which a generator commits to making a certain amount of electrical capacity available to the Regulated Market. In such case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage.

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

Bilateral Agreement: Legal instrument that formalizes the purchase and sale of electric energy between Agents of the Chamber of Commercialization of Electric Energy - CCEE, with the purpose of establishing prices, terms and amounts of supply at determined time intervals.

B3 (Brasil, Bolsa, Balcão): B3 S.A. - Brasil, Bolsa, Balcão, the securities, commodities and futures exchange, headquartered in São Paulo, Brazil, incoporated as a resulto f the merger of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and CETIP S.A. – Mercados Organizados.

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

Custodian: Itaú Unibanco S.A., as custodian for the Class B Shares represented by ADSs.

Decree No. 6,306/07: Brazilian tax Decree No. 6,306 dated December 14, 2007, which regulates tax on credit, exchange and insurance, or relating to securities - IOF.

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

DWDM : Dense Wavelength Division Multiplexing  - A technology that enables a single optical fiber to carry multiple data channels (or wavelengths). Commercial DWDM systems can have as many as 160 separate channels. The transmission of many of closely spaced wavelengths in the 1550 nm region over a single optical fiber. Wavelength spacings are usually 100 GHz or 200 GHz which corresponds to 0.8 nm or 1.6 nm. DWDM bands include the C-Band, the S-Band, and the L-Band.

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

                FTTx: A more generic term than FTTH, FTTO, or FTTA, covering all types rather than one specifically.

                 FTTH: Fiber to the Home - Fiber optic service to a node located inside an individual home.

                FTTO: Fiber to the Office - Fiber optic service to a node located inside an individual Office.

                FTTA: Fiber to the Apartment - Fiber optic service to a node located inside an individual Apartment.

Furnas: Furnas Centrais Elétricas S.A

Generating Unit: An electric generator together with the turbine or other device that drives it.

Gigawatt (GW): One billion watts.

Gigawatt hour (GWh): One gigawatt of power supplied or demanded for one hour, or one billion watt hours.

GPON: Gigabit-Capable Passive Optical Networks - A passive optical network (PON) is a system that brings optical fiber cabling and signals all or most of the way to the end user. Depending on where the PON terminates, the system can be described as fiber-to-the-curb (FTTC), fiber-to-the-building (FTTB), or fiber-to-the-home (FTTH).  Passive Optical Network:  A point-to-multipoint, passive fiber network architecture in which a single fiber utilizes optical splitters to serve multiple premises. Gigabit PON: Based on the previous PON types, GPON supports higher data rates and increased security, and has been deployed around the world by major telecom operators.

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

Homepassed: is  the  potential  number  of  premises  to  which  a  Service Provider  has  capability  to  connect  in  a  service  area.  Typically  new  service activation  will  require  the  installation  and/or connection  of a  drop  cable from  the homes  passed  point  (e.g.  fiber-pedestal,  manhole,  chamber,  utility-pole)  to  the premises, and the installation of subscriber premises equipment at the premises. This  definition  excludes  premises  that  cannot  be  connected  without  further installation of substantial cable plant such as feeder and distribution cables (fiber) to reach the area in which a potential new subscriber is located.

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

Low-income Residential Customers: A group of customers that consumes less than 220 kWh per month and has filed an application to receive benefits under any of the federal government’s social programs. Low-income residential customers are considered a subgroup of residential customers and are not subject to payment of emergency capacity and emergency acquisition charges or any extraordinary tariff approved by ANEEL.

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

Reserve Energy Auction: mechanism for the contracting of reserve energy created to increase the security in the supplied of energy by the National Interconnected System (SIN). The reserve auction acts as an insurance contracted by distributors to be used when there is a mismatch between forecasted demand and supply. This modality of contracting is formalized through the conclusion of the CER between the selling agents in the auctions and the CCEE.

Retail Tariff: Revenue charged by distribution companies to its customers. Each customer falls within a certain tariff level defined by law and based on the customer’s classification, although some flexibility is available according to the nature of each customer’s demand. Retails tariffs are subject to annual revision by ANEEL.

RGR Fund: A reserve fund designed to provide compensatory payments to energy companies for certain assets used in connection with a concession if the concession is revoked or is not renewed.

Sanepar: Companhia de Saneamento do Paraná – Sanepar.

Securities Exchange Act: The United States Securities Exchange Act of 1934, as amended.

Sercomtel Telecomunicações: Sercomtel Telecomunicações S.A.

Shareholders’ Agreement: A shareholders’ agreement dated December 22, 1998, as amended on March 29, 2001, between the State of Paraná and BNDESPAR, and with a term set to expire by December 21, 2018.

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

Thermoelectric Power Plant or TPP: A generating unit which uses combustible fuel, such as coal, oil, diesel natural gas or other hydrocarbon as the source of energy to drive the electric generator.

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

                                                                                                  Companhia Paranaense De Energia – Copel

                                                                                  By:/s/Jonel Nazareno Iurk

                                                                                  Name: Jonel Nazareno Iurk

                                                                                  Title: Chief Executive Officer

By: /s/ Adriano Rudek de Moura

                                                                                  Name: Adriano Rudek de Moura

                                                                                  Title: Chief Financial and Investor Relations Officer

Date: May 14, 2018

Deloitte Touche Tohmatsu Rua Pasteur, 463 - 1º andar - cjs. 101 e 103 e 5º andar Bairro Batel 80250-080 - Curitiba - PR Brasil Tel.: + 55 (41) 3312-1400 Fax: + 55 (41) 3312-1470 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Companhia Paranaense de Energia - COPEL

Curitiba - PR - Brazil

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Companhia Paranaense de Energia - COPEL and subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO and our report, dated May 14, 2018, expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.

Basis for opinion

These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission - SEC and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

© 2018 Deloitte Touche Tohmatsu. All rights reserved.

Restatement of the 2016 financial statements

As discussed in note 4.1 to the financial statements, the accompanying financial statements for the year ended December 31, 2016 have been restated to: (a) adjust the classification and valuation of bonds and securities – investment fund recorded by subsidiary UEG Araucária Ltda. as a consequence of the identification of errors on the amounts and classification previously recorded in the Company’s financial statements; and (b) record a provision related to taxes over sectorial financial assets, as a consequence of a revised analysis performed by Management on the necessity to reimburse final energy consumers of such taxes.

/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Curitiba, Brazil

May 14, 2018

We have served as the Company’s auditor since 2016.

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

© 2018 Deloitte Touche Tohmatsu. All rights reserved.

KPMG Auditores Independentes

Al. Dr. Carlos de Carvalho, 417 - 16º andar

80410-180 - Curitiba/PR - Brasil

Caixa Postal 13533 - CEP 80420-990 - Curitiba/PR - Brasil

Telefone +55 (41) 3544-4747, Fax +55 (41) 3544-4750

www.kpmg.com.br

Report of independent registered public accounting firm

The Board of Directors and Shareholders

Companhia Paranaense de Energia - COPEL

We have audited the accompanying consolidated statements of income, comprehensive income and cash flows of Companhia Paranaense de Energia - COPEL (the “Company”) and subsidiaries for the year ended December 31, 2015. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated statements of income, comprehensive income and cash flows of the Company and subsidiaries referred to above present fairly, in all material respects, the results of their operations and cash flows for the year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

In our report dated April 27, 2016, we expressed an unqualified opinion on the Company’s 2015 consolidated financial statements. As further described in note 4.1.1 to the consolidated financial statements, in 2017 the Company identified an error and retrospectively restated the Company’s 2015 consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2015.

Curitiba, Brazil

April 27, 2016, except for Note 4.1.1 as to which the date is May 14, 2018

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

Companhia Paranaense de Energia – Copel and Subsidiaries

Consolidated Financial Statements as of December 31, 2017 and 2016, and January 1, 2016

and for the years ended December 31, 2017, 2016 and 2015 and Report of

Independent Registered Public Accounting Firm

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2017 and 2016 and January 1, 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note	12.31.2017	12.31.2016 Restated	12.31.2015 Restated

CURRENT ASSETS
Cash and cash equivalents	5	1,040,075	982,073	1,480,727
Bonds and securities	6	1,341	136,649	294,514
Collaterals and escrow accounts		59,372	1,294	2,000
Trade accounts receivable	7	2,733,240	2,217,355	3,032,827
Dividends receivable		80,815	71,758	40,345
CRC transferred to the State Government of Paraná	8	167,109	-	111,663
Sectorial financial assets	9	171,609	-	910,759
Accounts receivable related to the concession	10	149,744	65,595	9,162
Other current receivables	12	409,351	306,933	474,889
Inventories		110,559	130,637	131,018
Income tax and social contribution	13.1	501,685	188,952	194,244
Other current recoverable taxes	13.3	198,232	67,931	70,725
Prepaid expenses	14	39,867	39,096	49,282
Related parties	15	38,835	28,968	19,482
		5,701,834	4,237,241	6,821,637

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	218,322	195,096	91,117
Other temporary investments	16	18,727	408,297	-
Collaterals and escrow accounts	23.1	75,665	73,074	86,137
Trade accounts receivable	7	261,082	270,786	75,062
CRC transferred to the State Government of Paraná	8	1,349,253	1,522,735	1,271,579
Judicial deposits	17	582,529	657,603	719,927
Sectorial financial assets	9	171,609	-	134,903
Accounts receivable related to the concession	10	4,360,378	3,748,335	1,358,451
Accounts receivable related to the concession compensation	11	68,859	67,401	219,556
Other noncurrent receivables	12	149,416	73,551	31,614
Income tax and social contribution	13.1	176,480	169,967	94,686
Deferred income tax and social contribution	13.2	915,492	814,355	537,562
Other noncurrent recoverable taxes	13.3	116,974	131,108	112,902
Prepaid expenses	14	12,684	25,583	25,493
Related parties	15	130,156	155,141	192,803
		8,607,626	8,313,032	4,951,792

Investments	18	2,570,643	2,344,512	2,232,484
Property, plant and equipment	19	9,829,450	8,934,303	8,692,682
Intangible assets	20	6,452,824	6,459,812	6,145,076

		27,460,543	26,051,659	22,022,034

TOTAL ASSETS		33,162,377	30,288,900	28,843,671

Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position, continued

As of December 31, 2017 and 2016 and January 1, 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note	12.31.2017	12.31.2016 Restated	12.31.2015 Restated

CURRENT LIABILITIES
Payroll, social charges and accruals	21	313,967	287,797	258,401
Suppliers	22	1,683,577	1,255,639	1,613,126
Income tax and social contribution payable	13.1	86,310	41,454	311,916
Other taxes due	13.3	345,487	294,994	340,948
Loans and financing	23	784,666	1,470,742	308,558
Debentures	24	1,632,062	1,131,198	924,005
Dividend payable		288,981	266,831	346,007
Post-employment benefits	25	53,225	47,894	43,323
Customer charges due	26	150,025	141,712	277,458
Research and development and energy efficiency	27	282,766	231,513	167,881
Accounts payable related to concession	28	62,624	66,210	61,786
Sectorial financial liabilities	9	192,819	155,261	-
Other accounts payable	29	121,405	264,791	135,709
Provisions for legal claims	30	112,000	-	-
		6,109,914	5,656,036	4,789,118

NONCURRENT LIABILITIES
Suppliers	22	43,469	36,711	5,923
Deferred income tax and social contribution	13.2	156,630	178,430	214
Other taxes due	13.3	809,576	303,146	257,273
Loans and financing	23	2,974,839	2,575,551	3,768,502
Debentures	24	4,438,916	3,659,611	2,759,923
Post-employment benefits	25	812,878	721,971	551,337
Research and development and energy efficiency	27	249,709	252,376	231,112
Accounts payable related to concession	28	492,330	499,332	473,879
Sectorial financial liabilities	9	90,700	123,731	-
Other accounts payable	29	72,849	30,525	30,962
Provisions for legal claims	30	1,400,064	1,273,338	1,494,936
		11,541,960	9,654,722	9,574,061
EQUITY
Attributable to controlling shareholder's
Capital	31.1	7,910,000	7,910,000	6,910,000
Equity valuation adjustments	31.2	895,601	998,466	1,177,372
Legal reserve		844,398	792,716	744,784
Profit retention reserve		5,557,843	5,016,916	5,330,383
		15,207,842	14,718,098	14,162,539

Attributable to non-controlling interest	18.2.2	302,661	260,044	317,953

		15,510,503	14,978,142	14,480,492

TOTAL LIABILITIES & EQUITY		33,162,377	30,288,900	28,843,671

Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2017	12.31.2016 Restated	12.31.2015 Restated

NET OPERATING REVENUE	32	14,024,573	13,101,753	14,945,844

OPERATING COSTS	33	(10,665,890)	(10,234,115)	(11,799,316)

GROSS PROFIT		3,358,683	2,867,638	3,146,528

Operational expenses / income
Selling expenses	33	(169,050)	(250,448)	(283,397)
General and administrative expenses	33	(685,675)	(741,145)	(670,606)
Other operational income (expenses)	33	(464,316)	(53,638)	(158,619)
Equity in earnings of investees	18	101,739	166,411	87,590
		(1,217,302)	(878,820)	(1,025,032)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		2,141,381	1,988,818	2,121,496

Financial results	34
Financial income		699,310	903,936	769,627
Financial expenses		(1,447,750)	(1,498,592)	(1,197,329)
		(748,440)	(594,656)	(427,702)

OPERATING PROFIT		1,392,941	1,394,162	1,693,794

INCOME TAX AND SOCIAL CONTRIBUTION	13.4
Current		(379,943)	(589,322)	(698,023)
Deferred		105,257	69,632	165,794
		(274,686)	(519,690)	(532,229)

NET INCOME		1,118,255	874,472	1,161,565
Attributed to controlling shareholders		1,033,626	895,772	1,109,549
Attributed to non-controlling interest	18.2.2	84,629	(21,300)	52,016

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO PARENT
COMPANY SHAREHOLDERS - EXPRESSED IN BRAZILIAN REAIS	31.5
Common shares		3.60754	3.12641	3.87253
Class "A" Preferred shares		3.96830	3.43906	4.25990
Class "B" Preferred shares		3.96830	3.43906	4.25979
Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2017	12.31.2016 Restated	12.31.2015 Restated

NET INCOME		1,118,255	874,472	1,161,565
Other comprehensive income
Items that will never be reclassified to profit or loss	31.2
Gain (losses) on actuarial liabilities
Post-employment benefits		(46,506)	(88,906)	410,330
Post-employment benefits - equity		-	(852)	19,660
Taxes on other comprehensive income		16,827	30,174	(139,059)
Items that may be reclassified to profit or loss	31.2
Adjustments related to financial assets classified as available for sale		26,138	3,612	628
Taxes on other comprehensive income		(8,888)	(1,229)	(215)
Realization - gain on financial assets, net of taxes		(18,909)	-	-
Total comprehensive income, net of taxes		(31,338)	(57,201)	291,344
TOTAL COMPREHENSIVE INCOME		1,086,917	817,271	1,452,909
Attributed to controlling shareholders		1,002,411	838,506	1,400,398
Attributed to non-controlling interest		84,506	(21,235)	52,511
Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Attributable to Parent Company
			Equity valuation adjustments		Profit reserves
										Attributable
	Note			Other		Profit	Additional			to non -
			Deemed	comprehensive	Legal	retention	proposed	Accumulated	Shareholders’	controlling
		Capital	cost	income	reserve	reserve	dividends	profit	equity	interests	Equity
Balance as of January 1, 2015		6,910,000	1,137,104	(160,140)	685,147	4,516,825	241,753	-	13,330,689	352,091	13,682,780
Net Income - restated		-	-	-	-	-	-	1,109,549	1,109,549	52,016	1,161,565
Other comprehensive income
Gain on financial assets, net of taxes	31.1.2	-	-	413	-	-	-	-	413	-	413
Actuarial gain, net of taxes	31.1.2	-	-	290,436	-	-	-	-	290,436	495	290,931
Total comprehensive income - restated		-	-	290,849	-	-	-	1,109,549	1,400,398	52,511	1,452,909
Realization - deemed cost, net of taxes	31.1.2	-	(90,441)	-	-	-	-	90,441	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(241,753)	-	(241,753)	(8,733)	(250,486)
Distribution of dividends with retained earnings		-	-	-	-	-	-	-	-	(48,601)	(48,601)
Allocation proposed to GSM:
Legal reserve		-	-	-	59,637	-	-	(59,637)	-	-	-
Interest on own capital	31.1.4	-	-	-	-	-	-	(198,000)	(198,000)	-	(198,000)
Dividends	31.1.4	-	-	-	-	-	-	(128,795)	(128,795)	(29,315)	(158,110)
Profit retention reserve		-	-	-	-	813,558	-	(813,558)	-	-	-
Balance as of December 31, 2015 - restated		6,910,000	1,046,663	130,709	744,784	5,330,383	-	-	14,162,539	317,953	14,480,492
Net Income (loss) - restated		-	-	-	-	-	-	895,772	895,772	(21,300)	874,472
Other comprehensive income
Gain on financial assets, net of taxes	31.2	-	-	2,383	-	-	-	-	2,383	-	2,383
Actuarial gain (losses), net of taxes	31.2	-	-	(59,649)	-	-	-	-	(59,649)	65	(59,584)
Total comprehensive income - restated		-	-	(57,266)	-	-	-	895,772	838,506	(21,235)	817,271
Realization - deemed cost, net of taxes	31.2	-	(101,707)	-	-	-	-	101,707	-	-	-
Realization - actuarial gain	31.2	-	-	(19,933)	-	19,933	-	-	-	-	-
Deliberation of additional dividends proposed	18.2.2	-	-	-	-	-	-	-	-	(23,072)	(23,072)
Distribution of dividends with retained earnings	18.2.2	-	-	-	-	-	-	-	-	(9,342)	(9,342)
Capital increase		1,000,000	-	-	-	(1,000,000)	-	-	-	-	-
Allocation proposed to GSM:
Legal reserve		-	-	-	47,932	-	-	(47,932)	-	-	-
Interest on own capital	31.4	-	-	-	-	-	-	(282,947)	(282,947)	-	(282,947)
Dividends	18.2.2	-	-	-	-	-	-	-	-	(4,260)	(4,260)
Profit retention reserve		-	-	-	-	666,600	-	(666,600)	-	-	-
Balance as of December 31, 2016 - restated		7,910,000	944,956	53,510	792,716	5,016,916	-	-	14,718,098	260,044	14,978,142
Net Income		-	-	-	-	-	-	1,033,626	1,033,626	84,629	1,118,255
Other comprehensive income
Gain on financial assets, net of taxes	31.2	-	-	17,250	-	-	-	-	17,250	-	17,250
Actuarial losses, net of taxes	31.2	-	-	(29,556)	-	-	-	-	(29,556)	(123)	(29,679)
Realization - gain on financial assets, net of taxes	31.2	-	-	(18,909)	-	-	-	-	(18,909)	-	(18,909)
Total comprehensive income		-	-	(31,215)	-	-	-	1,033,626	1,002,411	84,506	1,086,917
Realization - deemed cost, net of taxes	31.2	-	(71,650)	-	-	-	-	71,650	-	-	-
Deliberation of additional dividends proposed	18.2.2	-	-	-	-	-	-	-	-	(11,053)	(11,053)
Approval of additional dividends in accordance with the 62nd Annual General Meeting		-	-	-	-	(223,266)	-	-	(223,266)	-	(223,266)
Allocation proposed to GSM:
Legal reserve		-	-	-	51,682	-	-	(51,682)	-	-	-
Interest on own capital	31.4	-	-	-	-	-	-	(266,000)	(266,000)	-	(266,000)
Dividends	18.2.2	-	-	-	-	-	-	(23,401)	(23,401)	(30,836)	(54,237)
Profit retention reserve		-	-	-	-	764,193	-	(764,193)	-	-	-
Balance as of December 31, 2017		7,910,000	873,306	22,295	844,398	5,557,843	-	-	15,207,842	302,661	15,510,503
Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Cash Flows, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2017	12.31.2016 Restated	12.31.2015 Restated

CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income		1,118,255	874,472	1,161,565

Adjustments to reconcile anet income for the period with cash generated from operating activities
Unrealized monetary and cambial variation and debt charges - net		900,610	1,171,228	716,228
Interest - bonus from the grant of concession agreements under the quota system	10.2	(82,160)	(96,783)	-
Gain on transmission concession agreement	10.3	(129,769)	(98,780)	(110,893)
Reversal of estimated losses on transmission concession agreement	10.3	-	(29,025)	-
Gain on remeasurement of the cash flow from the RBSE assets	10.4	(361,156)	(809,639)	-
Result of the adoption of the Special Tax Regularization Program	13.3.1	(154,197)	-	-
Income tax and social contribution	13.4	379,943	589,322	698,023
Deferred income tax and social contribution	13.4	(105,257)	(69,632)	(165,794)
Equity in earnings of investees	18.1	(101,739)	(166,411)	(87,590)
Result of renegotiation of hydrological risk - GSF	20.2	-	(26,872)	(134,620)
Appropriation of actuarial calculation of post-employment benefits	25.4	97,511	130,707	143,202
Appropriation of pension and healthcare contributions	25.4	153,069	142,735	133,428
Creation for research and development and energy efficiency programs	27.2	118,753	101,946	128,898
Recognition of fair value of assets related to concession compensation	32	(57,080)	(132,741)	(217,713)
Sectorial financial assets and liabilities result	32	(767,040)	1,079,662	(858,170)
Depreciation and amortization	33	731,599	708,296	676,472
Net operating estimated losses, provisions and reversals	33.4	365,539	768,696	210,829
Result from the change of the investment valuation method	33.6	-	(52,107)	-
Result of disposal of investment	33.6	(28,650)	-	-
Impairment of accounts receivable related to concession	10.1	17	54	40,757
Loss on disposal of property, plant and equipment		64,508	27,316	41,715
Loss on disposal of intangible assets		42,740	47,434	30,026
		2,185,496	4,159,878	2,406,363

Decrease (increase) in assets
Trade accounts receivable		(322,814)	578,116	(1,022,952)
Dividends and interest on own capital received		44,334	154,877	62,070
CRC transferred to the Government of the State of Paraná	8.1	97,085	49,425	178,588
Judicial deposits		96,028	62,324	16,326
Sectorial financial assets	9.2	-	258,779	975,053
Accounts receivable related to the concession compensation		-	-	321,409
Other receivables		(44,193)	15,244	(16,238)
Inventories		20,078	381	19,604
Income tax and social contribution		146,602	(69,989)	(55,241)
Other current taxes recoverable		87,884	(25,608)	49,229
Prepaid expenses		12,128	10,096	(5,814)
Related parties		(667)	-	(49,911)
		136,465	1,033,645	472,123

Increase (decrease) in liabilities
Payroll, social charges and accruals		26,170	29,396	5,783
Suppliers		275,370	(666,864)	(173,809)
Other taxes		24,795	(62,239)	144,711
Post-employment benefits	25.4	(200,848)	(187,143)	(170,258)
Customer charges due		8,313	(135,746)	254,225
Research and development and energy efficiency	27.2	(104,512)	(58,831)	(99,729)
Payable related to the concession	28.2	(65,871)	(648,593)	(55,346)
Sectorial financial liabilities	9.2	419,220	-	-
Other accounts payable		(101,062)	(23,605)	8,377
Provisions for legal claims	30.1.1	(124,395)	(193,197)	(163,684)
		157,180	(1,946,822)	(249,730)

CASH GENERATED FROM OPERATING ACTIVITIES		2,479,141	3,246,701	2,628,756

Income tax and social contribution paid		(335,087)	(859,784)	(488,289)
Loans and financing - interest due and paid	23.4	(532,033)	(362,128)	(452,924)
Debentures - interest due and paid	24.2	(622,815)	(547,971)	(366,815)

NET CASH GENERATED FROM OPERATING ACTIVITIES		989,206	1,476,818	1,320,728

(continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Cash Flows, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2017	12.31.2016 Restated	12.31.2015 Restated

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		48,512	13,664	76,883
Loans and financing granted to related parties		(5,145)	(9,422)	(29,400)
Receipt of loans and financing granted to related parties		24,985	5,112	7,805
Disposal of investments	16.1	484,608	-	-
Additions in investments	18.1	(248,243)	(505,098)	(528,629)
Capital reduction of investees.	18.1	-	74,983	-
Additions to property, plant and equipment		(1,205,508)	(1,284,436)	(752,529)
Customers contributions - property, plant and equipment		-	40	-
Additions to intangible assets		(806,240)	(928,727)	(968,802)
Customers contributions - intangible assets		125,858	122,809	243,054

NET CASH USED IN INVESTING ACTIVITIES		(1,581,173)	(2,511,075)	(1,951,618)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	23.4	800,044	93,806	1,836,190
Issue of Debentures	24.2	2,242,521	1,822,965	1,168,633
Payments of principal - loans and financing	23.4	(971,187)	(226,973)	(1,170,987)
Payments of principal - debentures	24.2	(915,005)	(785,239)	(154,822)
Dividends and interest on own capital paid		(506,404)	(368,956)	(307,528)

NET CASH (USED IN) GENERATED FROM FINANCING ACTIVITIES		649,969	535,603	1,371,486

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		58,002	(498,654)	740,596

Cash and cash equivalents at the beginning of the period	5	982,073	1,480,727	740,131
Cash and cash equivalents at the end of the period	5	1,040,075	982,073	1,480,727

CHANGE IN CASH AND CASH EQUIVALENTS		58,002	(498,654)	740,596
Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1         Operations

Companhia Paranaense de Energia (Copel, Company or Parent Company), with its headquarters at Rua Coronel Dulcídio, 800, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded on Corporate Governance Level 1 of the Special Segments Listing of B3 S.A. - Brasil, Bolsa Balcão and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange in the Latin American segment (Latibex).

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1.1       Subsidiaries

			Interest
Subsidiaries	Headquarters	Main activities	%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A. (Copel TEL)	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Renováveis S.A. (Copel REN) (a)	Curitiba/PR	Control and management of interests	100.0	Copel
Copel Comercialização S.A. (Copel Energia)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
Araucária Ltda (UEG)	Curitiba/PR	Production of electricity from natural gas	20.0	Copel
			60.0	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A. (b)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A. (b)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A. (b)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A. (b)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A. (b)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A. (b)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A. (b)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A. (b)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A. (b)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A. (b)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A. (b)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.(b)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A. (b)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Copel Brisa Potiguar S.A. was incorporated by Copel REN on 12.20.2017
(a) Company management is assessing whether a business purpose change or a closure and transfer of assets to the shareholder is required.
(b) Pre-operating stage.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1.2       Joint ventures

			Interest
Joint ventures	Headquarters	Main activity	%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Paraná Gás Exploração e Produção S.A. (a)	Curitiba/PR	Exploration of natural gas	30.0	Copel
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	51.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	80.0	Copel GeT
Transmissora Sul Brasileira de Energia S.A.	Florianópolis/SC	Transmission of electricity	20.0	Copel GeT
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A. (b)	Rio de Janeiro/RJ	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
(a) Project activities came to a halt in connection with a Public Class Action. Consortium members have requested the National Oil
Agency (ANP) a release from contractual obligations without encumbrances to bidders, and eventual return of sign-up bonus, reimbursement of costs incurred and release from guarantees given.
(b) Pre-operating stage.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1.3       Associates

Associated companies	Headquarters	Main activity	Interest
			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.0303	Copel
Foz do Chopim Energética Ltda.(a)	Curitiba/PR	Production of electricity	35.77	Copel
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0	Copel
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (b)	Curitiba/PR	Production of electricity	30.0	Copel
Copel Amec S/C Ltda. - em liquidação	Curitiba/PR	Services	48.0	Copel
Sercomtel S.A. Telecomunicações (c)	Londrina/PR	Telecommunications	45.0	Copel
Dominó Holdings Ltda. (d)	Curitiba/PR	Interests in companies	49.0	Copel Energia
GBX Tietê II Empreendimentos Participações S.A.	São Paulo/SP	Incorporation of real estate projects	19.31	UEG
(a) In February 2018, the associated Foz do Chopim Energética Ltda. was transferred from Copel to Copel GeT, through an increase in the capital stock.
(b) Pre-operating stage.
(c) Investment reduced to zero due to the impairment tests.
(d) In November 2017, the company was transformed from a corporation into a limited liability company and the investment was changed from a joint venture to an associate.

1.1.4       Joint operations (consortiums)

Joint operations	Interest (%) Copel GeT	Other consortium members
Hydroelectric Power Plant Gov. Jayme Canet Júnior (Mauá)	51.0	Eletrosul Centrais Elétricas S.A. (49.0%)
Hydroelectric Power Plant Baixo Iguaçu (Note 19.7.1) (a)	30.0	Geração Céu Azul S.A (subsidiary of Neoenergia S.A.) (70%)
(a) Pre-operating stage.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2         Concessions and Authorizations

2.1      Concessions contracts or authorizations obtained by Copel

Copel		Interest %	Maturity
Concession agreement / authorization of the equity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Copel TEL	Authorization Term 54/2003 - Anatel/SVP/PVST	100	Indeterminate
	Authorization Term 305/2012 - Anatel/SVP/PVST	100	Indeterminate
Elejor	Contract 125/2001 - HPP Fundão and Santa Clara	70	05.28.2037
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.18.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	08.27.2033
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	36	04.23.2030
UEG Araucária	Authorization 351/1999 - TPP Araucária (60% Copel GET)	20	12.22.2029
Compagás (2.1.1)	Concession gas distribution contract	51	01.20.2019
Dois Saltos (a)	Authorization 5,204/2015	30	04.22.2045
Paraná Gás (1.1.2 - a)	PART-T-300_R12 4861-.0000.99/2014-00 - ANP	30	05.15.2045
Usina de Energia Eólica São João S.A. (b)	MME Ordinance 173 /2012 - WPP São João	49	03.25.2047
Usina de Energia Eólica Carnaúba S.A. (b)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.08.2047
Usina de Energia Eólica Reduto S.A. (b)	MME Ordinance 230 /2012 - WPP Reduto	49	04.15.2047
Usina de Energia Eólica Santo Cristo S.A. (b)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.17.2047
(a) Building under construction.
(b) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.
Hydroelectric Power Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Power Plant - TPP
Wind Power Plant - WPP

2.1.1       Compagás

Compagás is a party to a concession agreement entered into with the Concession Grantor, the State of Paraná, setting July 6, 2024 as the expiry date of the concession. Such date has always been announced and considered for assessment of the balances of the prior-year financial statements.

On December 7, 2017, the State of Paraná published Supplementary Law 205, introducing a new interpretation of the expiry of the concession, understanding that expiry will be on January 20, 2019.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The management board of Compagás, its Parent company and other shareholders are evaluating and questioning the effects of the aforesaid law, understanding that they conflict with the provisions of the concession agreement currently in force. However, as by the end of issuance of these financial statements such discussion had not yet been closed and that law continues in force, the effects on the financial statements for 2017 had to be taken into consideration.

Management will continue to make its best efforts to protect the Company interests, aiming to appropriately settle the impacts of the new interpretation given by the Concession Grantor and find alternatives necessary to maintain the concession in a sustainable manner.

The impacts on Compagás financial statements for 2017 by accelerating the expiry of the concession are as follows:

	End of concession in 2024		End of concession
12.31.2017		Effects	in 2019
STATEMENTS OF FINANCIAL POSITION
Noncurrent assets
Accounts receivable related to the concession (Note 10.5)	148,868	154,800	303,668
Intangible assets (Note 20.3)	198,688	(154,800)	43,888
STATEMENTS OF INCOME
Net operating revenue
Fair value of assets from the indemnity for the concession	(197)	41,078	40,881

2.2      Concession contracts or authorizations obtained by Copel GeT and its investees

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP
Generation Concession 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	07.02.2042
Generation concession 001/2011 - HPP Colíder (a)		100	01.16.2046
Ordinance 133/2011 - SHP Cavernoso II		100	02.27.2046
Generation Concession 002/2012 - HPP Baixo Iguaçu (a)		30	09.13.2049
Generation Concession 007/2013
HPP Apucaraninha		100	10.12.2025
HPP Chaminé		100	08.16.2026
HPP Derivação do Rio Jordão		100	11.15.2029
HPP Cavernoso		100	01.07.2031
PUBLIC SERVICE CONCESSIONS
Generation concession 045/1999
TPP Figueira		100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia)		100	09.17.2023
HPP São Jorge		100	12.03.2024
HPP Guaricana		100	08.16.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.15.2029
HPP Gov. José Richa (Salto Caxias)		100	05.04.2030
Authorization 278/1999 - WPP Palmas		100	09.28.2029
Dispatch 182/2002 - Hydroelectric Generating Plant - HGP Melissa, HGP Pitangui and
HGP Salto do Vau (only register with ANEEL)		100	-
Generation concession 002/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046
In progress for homologation from ANEEL - HPP Marumbi		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-
Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TPP Araucária (20% - Copel)	60	12.22.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.24.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.30.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.30.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.26.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.07.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.08.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.08.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.27.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.19.2046
GE Olho D’Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	05.31.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste (a)	100	05.10.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste (a)	100	05.10.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada (a)	100	01.04.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena (a)	100	01.04.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar (a)	100	05.10.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru (a)	100	01.04.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia (a)	100	01.04.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I (a)	100	08.03.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II (a)	100	08.03.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III (a)	100	08.03.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I (a)	100	08.03.2050
São MigueI lI	Ordinance 351/2015 - WPP São Miguel II (a)	100	08.03.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III (a)	100	08.03.2050
(a) Building under construction.

Copel GeT		Interest %	Maturity
Transmission lines and substations concession agreements
Contract 060/2001 (extended by 3rd addendum to the contract) - Transmission facilities – several joint ventures		100	12.31.2042
Contract 075/2001 - Transmission line Bateias - Jaguariaíva		100	08.16.2031
Contract 006/2008 - Transmission line Bateias - Pilarzinho		100	03.16.2038
Contract 027/2009 - Transmission line Foz do Iguaçu - Cascavel Oeste		100	11.18.2039
Contract 010/2010 - Transmission line Araraquara 2 - Taubaté (a)		100	10.05.2040
Contract 015/2010 - Substation Cerquilho III		100	10.05.2040
Contract 022/2012 - Transmission line - Foz do Chopim - Salto Osório C2; Transmission line 230 kV Londrina - Figueira		100	08.26.2042
Contract 002/2013 - Transmission line - Assis - Paraguaçu Paulista II; Substation 230/88 kV Paraguaçu Paulista II		100	02.24.2043
Contract 005/2014 - Transmission line - Bateias - Curitiba Norte; Substation 230/138 kV Curitiba Norte		100	01.28.2044
Contract 021/2014 - Transmission line Foz do Chopim - Realeza; Substation Realeza 230/138 kV - Pátio novo 230 kV		100	09.04.2044
Contract 022/2014 - Transmission line Assis - Londrina		100	09.04.2044
Contract 006/2016 - Transmission line 525kV Curitiba Leste - Blumenau C1 (a)		100	04.06.2046
Contract 006/2016 - Transmission line 230 kV Uberaba - Curitiba Centro C1 e C2 (Underground) (a)
Contract 006/2016 - Substation 230/138 kV Curitiba Centro (SF6) - 230/138 kV - 2 x ATF 150 MVA (a)
Contract 006/2016 - Substation 230/138 kV Medianeira (Pátio novo 230 kV) - 2 x 150 MVA (a)
Contract 006/2016 - Transmission line 230 kV Baixo Iguaçu - Realeza (a)
Contract 006/2016 - Substation 230/138 kV Andirá Leste - 2 x ATR 150 MVA (a)

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
	Transmission line 500 kV Rio das Éguas - Luziânia; Transmission line 500 kV Luziânia - Pirapora 2
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

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3         Basis of Preparation

3.1      Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, IASB.

Company's management believes that all the relevant information used in its management is evidenced in the consolidated financial statements.

The issuance of the consolidated financial statements was approved by Management on May 14, 2018.

3.2      Functional and presentation currency

The financial statements are presented in Brazilian Reais, which is the functional currency of the Company. The financial information has been rounded to the nearest thousand, unless otherwise indicated.

3.3      Basis of measurement

The financial statements were prepared based on the historical cost, except for certain financial instruments measured at fair value and investments, as described in the respective accounting policies and notes.

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

•         Note 4.2 - Basis of consolidation; and

•         Note 4.3 - Financial instruments.

3.4.2       Uncertainties on assumptions and estimates

Information on uncertainties related to assumptions and estimates that pose a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•         Notes 4.3.8 and 9 – Net sectorial financial assets and liabilities;

•         Notes 4.5 and 19 - Property, plant and equipment;

•         Notes 4.6 and 20 - Intangible assets;

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•         Notes 4.7 and 19.9 - Impairment of assets;

•         Notes 4.8 and 30 - Provisions for legal claims;

•         Note 4.9.1 - Unbilled revenues;

•         Note 4.9.2 - Interest;

•         Note 4.11 - Power purchase and sales transactions in the Spot Market (Electric Energy Trading Chamber – CCEE);

•         Note 7.3 - Allowance for doubtful accounts;

•         Note 10.4 - Remeasurement of RBSE assets;

•         Note 11 - Accounts receivable related to concession compensation;

•         Note 13.2 - Deferred income tax and social contribution; and

•         Note 25 - Post-employment benefits.

3.5      Management's Judgment on Going Concern

Management has concluded that there are no material uncertainties that cast doubt on the Company’s ability to continue as a going concern. No events or conditions were identified that, individual or in the aggregate, may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term concessions; (ii) robust shareholders equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical series of profits in the last fiscal years; and (v) fulfillment of the objectives and targets set forth in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

4         Significant Accounting Policies

4.1      Restatement of comparative balances

The Company’s management adjusted the consolidated financial statements at December 31, 2016 and December 31, 2015 as follows:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.1.1       Investments

During the preparation of our unaudited consolidated interim financial information as of September 30, 2017, the Company's Management identified an investment by its indirect subsidiary UEG Araucária Ltda. in a Multimarket Investment Fund, which held shares of other investment funds that in turn invested in a private company, whose main asset was a real estate development. As of September 30, 2017, such investment corresponded to R$157,079 and was recognized under “Bonds and Securities”, in current assets, because, according to information delivered by the management of UEG Araucária to the Company’s Management, that investment was made in a wholly-owned fund, whose benchmark was 103.5% of the CDI (Interbank Deposit Certificate) rate and that was composed of shares issued by other investment funds and government bonds, with immediate liquidity and that were available for sale. This investment amounted to R$165,749 as of December 31, 2016 and R$111,760 as of December 31, 2015, and was also recognized under “Bonds and Securities”.

In order to determine the value of such investment and its accounting classification, as well as the extent of any possible impact, the Company's Management used independent appraisers and legal advisers in accordance with best governance practices, including an internal investigation into the circumstances of the investment. The valuation has already been concluded and the investigations are in their final stage. These investigations found that the investment occurred strictly in the UEG Araucária and violated Copel’s investment policy, which authorizes investments in wholly-owned investment funds only to the extent such funds invest exclusively in bonds issued by the Brazilian federal government or by financial institutions controlled by the Brazilian federal government.

Based on the information available during the preparatioan of the consolidated financial statements for 2017, we concluded that it is necessary to recognize a provision for the impairment of the investment in light of its specific characteristics, including the status of its underlying real estate development and the outlook for its future cash flow generation. We also determined that this provision should have been recorded in prior years because the information known during the preparation of those consolidated financial statements was already available at that time and should have been considered in preparing the consolidated financial statements for 2016 and 2015.

In the course of preparing our consolidated financial statements, were analyzed all legal and corporate documents of the investment fund and it was concluded that from July 2015, UEG Araucária started to have significant influence in the private company, even though indirectly. Thus, from July 2015, the remaining balance of the investment, until then classified as a financial instrument measured by its fair value, became measured and disclosed as an associate, and the effects of the change in the asset classification were recorded in the company's profit or loss of that year.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Supported by a report prepared in March 2018 by independent appraisers engaged by Copel, the Company's Management determined the fair value of the financial instrument as of July 2015, identifying the necessity to reduce the asset by R$99,031, with the corresponding increase in financial expenses. From then on, the remaining balance, became an investment in an associate, was decreased by an additional provision for devaluation of R$4,955, with the corresponding decrease in equity in earnings of investees in the consolidated financial statements for the fiscal year ended December 31, 2015. Accordingly, the total reduction on January 1, 2016 was R$103,986.

In the consolidated financial statements for the fiscal year ended December 31, 2016, additional provision for devaluation of R$52,201, of which R$55,284 was the result of equity in earnings of investees, R$4,300 as financial expense and R$7,383 as financial income.

Hence, the consolidated financial statements at December 31, 2016 and December 31, 2015, presented for comparative purposes, have been restated so that the remaining balances of these investment, in the amounts of R$9,562 at December 31, 2016 and R$7,774 at December 31, 2015 were also reclassified to non-current assets, as Investments.

4.1.2       Provisions for legal claims - CVA tax regime

In 2017 Copel recognized prior period adjustments to the account of provisions related to tax litigation due to the taxation of the Sectorial financial assets and liabilities currently classified as Sectorial financial assets and liabilities. The impact of these adjustments represents at December 31, 2016 an increase by R$31,995 in Financial expenses versus Provision for legal claims, in noncurrent liabilities, and an increase by R$10,878 in Deferred income tax and social contribution in the income statement versus Deferred taxes, in noncurrent assets. The loss for the year incurred by Copel increased by R$21,117.

4.1.3       Effects of restatement of comparative balances

Based on the guidelines of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Correction of Errors, the Statements of Financial Position and Statements of Income, of Comprehensive Income, of Changes in Equity and of Cash Flows are being restated for comparison purposes:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.31.2016	As previously stated	Adjustments	Restated
STATEMENTS OF FINANCIAL POSITION
Assets	30,434,209	(145,309)	30,288,900
Current assets	4,402,990	(165,749)	4,237,241
Bonds and securities	302,398	(165,749)	136,649
Noncurrent assets	26,031,219	20,440	26,051,659
Deferred income tax and social contribution	803,477	10,878	814,355
Investments	2,334,950	9,562	2,344,512
Liabilities	30,434,209	(145,309)	30,288,900
Noncurrent liabilities	9,622,727	31,995	9,654,722
Provisions for legal claims	1,241,343	31,995	1,273,338
Equity	15,155,446	(177,304)	14,978,142
Attributable to controlling shareholder's	14,864,165	(146,067)	14,718,098
Profit retention reserve	5,162,983	(146,067)	5,016,916
Attributable to non-controlling interest	291,281	(31,237)	260,044
STATEMENTS OF INCOME
Operational expenses / income	(823,536)	(55,284)	(878,820)
Equity in earnings of investees	221,695	(55,284)	166,411
Profit before financial results and taxes	2,044,102	(55,284)	1,988,818
Financial results	(565,744)	(28,912)	(594,656)
Financial income	896,553	7,383	903,936
Financial expenses	(1,462,297)	(36,295)	(1,498,592)
Operating profit	1,478,358	(84,196)	1,394,162
Income tax and social contribution	(530,568)	10,878	(519,690)
Deferred income tax and social contribution	58,754	10,878	69,632
Net income	947,790	(73,318)	874,472
Attributed to controlling shareholders	958,650	(62,878)	895,772
Attributed to non-controlling interest	(10,860)	(10,440)	(21,300)
STATEMENTS OF COMPREHENSIVE INCOME
Total comprehensive income, net of taxes	(57,201)	-	(57,201)
Comprehensive income	890,589	(73,318)	817,271
Attributed to controlling shareholders	901,384	(62,878)	838,506
Attributed to non-controlling interest	(10,795)	(10,440)	(21,235)
STATEMENTS OF CHANGES IN EQUITY
Net income	947,790	(73,318)	874,472
Equity	15,155,446	(177,304)	14,978,142
STATEMENTS OF CASH FLOWS
Cash flows from operational activities	1,476,818	-	1,476,818
Net income	947,790	(73,318)	874,472
Unrealized monetary and exchange variations - net	1,142,316	28,912	1,171,228
Deferred income tax and social contribution	(58,754)	(10,878)	(69,632)
Equity in earnings of investees	(221,695)	55,284	(166,411)
Cash flows from investment activities	(2,511,075)	-	(2,511,075)
Cash flows from financing activities	535,603	-	535,603
Change in cash and cash equivalents	(498,654)	-	(498,654)
Basic and diluted earnings per share attributable to
shareholders of parent company:
Common shares	3.34587	(0.21946)	3.12641
Class “A” preferred shares	3.68045	(0.24139)	3.43906
Class “B” preferred shares	3.68045	(0.24139)	3.43906

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.31.2015	As previously stated	Adjustments	Restated
STATEMENTS OF FINANCIAL POSITION
Assets	28,947,657	(103,986)	28,843,671
Current assets	6,933,397	(111,760)	6,821,637
Bonds and securities	406,274	(111,760)	294,514
Noncurrent assets	22,014,260	7,774	22,022,034
Investments	2,224,710	7,774	2,232,484
Liabilities	28,947,657	(103,986)	28,843,671
Equity	14,584,478	(103,986)	14,480,492
Attributable to controlling shareholder's	14,245,728	(83,189)	14,162,539
Profit retention reserve	5,413,572	(83,189)	5,330,383
Attributable to non-controlling interest	338,750	(20,797)	317,953
STATEMENTS OF INCOME
Operational expenses / income	(1,020,077)	(4,955)	(1,025,032)
Equity in earnings of investees	92,545	(4,955)	87,590
Profit before financial results and taxes	2,126,451	(4,955)	2,121,496
Financial results	(328,671)	(99,031)	(427,702)
Financial expenses	(1,098,298)	(99,031)	(1,197,329)
Operating profit	1,797,780	(103,986)	1,693,794
Net income	1,265,551	(103,986)	1,161,565
Attributed to controlling shareholders	1,192,738	(83,189)	1,109,549
Attributed to non-controlling interest	72,813	(20,797)	52,016
STATEMENTS OF COMPREHENSIVE INCOME
Total comprehensive income, net of taxes	291,344	-	291,344
Comprehensive income	1,556,895	(103,986)	1,452,909
Attributed to controlling shareholders	1,483,587	(83,189)	1,400,398
Attributed to non-controlling interest	73,308	(20,797)	52,511
STATEMENTS OF CHANGES IN EQUITY
Net income	1,265,551	(103,986)	1,161,565
Equity	14,584,478	(103,986)	14,480,492
STATEMENTS OF CASH FLOWS
Cash flows from operational activities	1,320,728	-	1,320,728
Net income	1,265,551	(103,986)	1,161,565
Unrealized monetary and exchange variations - net	617,197	99,031	716,228
Equity in earnings of investees	(92,545)	4,955	(87,590)
Cash flows from investment activities	(1,951,618)	-	(1,951,618)
Cash flows from financing activities	1,371,486	-	1,371,486
Change in cash and cash equivalents	740,596	-	740,596
Basic and diluted earnings per share attributable to
shareholders of parent company:
Common shares	4.16287	(0.29034)	3.87253
Class “A” preferred shares	4.57807	(0.31817)	4.25990
Class “B” preferred shares	4.56917	(0.30938)	4.25979

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

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.2.2       Subsidiaries

The subsidiaries are entities to which the investor is exposed to, or has a right over the variable returns arising from its involvement with them and has the ability to affect those returns exerting its power over the entities.

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

4.2.4       Joint ventures and associates

Joint ventures are entities over which the Company, subject to an agreement, has the ability to affect returns exerting its power in conjunction with other parties, irrespective of the percentage of interest in the voting capital.

Associates are entities over which the Company exerts significant influence regarding financial and operational decisions, without control.

When the share in losses of a joint venture or associate equals or exceeds the accounting balance of the investor’s equity interest in the investee, the investor should discontinue the recognition of its share in future losses. Additional losses will be considered, and a liability will be recognized, only if the investor incurs legal or constructive obligations, or performs payments on behalf of the investee. Should the investee subsequently determine profits, the investor should resume the recognition of its interest in these profits only after the point at which the portion to which it is entitled to in these subsequent profits equals its share in unrecognized losses.

4.2.5       Joint operations (consortiums)

Joint operation is a joint business according to which parties that jointly control the business have rights on assets and obligations regarding liabilities related to the business.

Joint operations are recorded in the Company which is holding the share, in proportion to the quotas of assets, liabilities and income (loss).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

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

For the years ended December 31, 2017, 2016 and 2015

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

4.3.7       Derecognition of financial liabilities

The Company derecognizes financial liabilities only when its obligations are discharged, canceled or settled. The difference between the book value of the derecognized financial liability and the corresponding disbursement made or to be made is recorded to income.

Net sectorial financial assets and liabilities and related to the concession

4.3.8       Net sectorial financial assets and liabilities

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

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company accounts for variations in sectorial financial assets and liabilities when there is a probable expectation that future revenue, equivalent to the costs incurred, will be billed and charged, resulting in the direct transfer of costs at an adjusted tariff according to the parametric formula defined in the concession agreement. The balance of these variations is retained and updated until the next tariff adjustment / review, when the Granting Authority authorizes the transfer in the Company’s tariff basis and consequently the transfer to the consumer in the next annual cycle, which occurs as from June 24 of each year.

4.3.9       Accounts receivable related to the concession

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

These financial assets do not have active market, have fixed and determinable cash flows, and therefore are classified as “loans and receivables”. They are initially estimated based on their respective fair values and later measured according to the amortized cost calculated under the effective interest rate method.

Specifically to the Concession Agreement 060/2001, the subsequent additions, which represents expansion, improvement or enhancement of infrastructure, are recognized as a concession financial asset by virtue of representing the future generation of additional operating cash, according to specific rules from the Granting Authority.

Power distribution service concession

These refer to reimbursements set forth in the public power distribution service concession agreements, which the Company understands as an unconditional right to cash payments from the Granting Authority upon expiration of the concession. These reimbursements are designed to reimburse Copel DIS for the investments made in infrastructure, which have not been recoverable through the collection of tariffs at the end of the concession because of their useful lives being longer than the term of said concession.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Since these financial assets do not have determinable fixed cash flows - as the Company operates under the assumption that the value of the corresponding reimbursements will be based on the replacement cost of the concession assets and as they do not feature the necessary characteristics to be classified under any other category of financial assets – they are classified as “available for sale”. The cash flows related to these assets are determined taking into account the Regulatory Compensation Basis (Base de Remuneração Regulatória or BRR, in Portuguese), defined by the Granting Authority. The methodology of the BRR is based on the replacement cost of the assets that make up the power distribution infrastructure related to the concession. This tariff basis (BRR) is reviewed every four years taking into account several factors. Its goal is to reflect the variation in the prices of physical assets, including write-offs, depreciation, and additions of assets to the concession infrastructure (physical assets).

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

The amount recognized as a financial asset is the one that will be indemnified by the Granting Authority corresponding to the investments made in the last ten years prior to the end of the concession as foreseen in the agreement and which the Company understands as an unconditional right to cash payments from the Granting Authority upon expiration of the concession.

Since these financial assets do not have determinable fixed cash flows – as the Company operates under the assumption that the value of the corresponding reimbursements will be based on the replacement cost of the concession assets and as they do not feature the necessary characteristics to be classified under any other category of financial assets – they are classified as “available for sale”.

4.3.10     Accounts receivable from concession indemnification

Arises from the residual balance of assets of the power transmission and generation infrastructure not yet depreciated and / or amortized existing at the end of the concession.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

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

4.3.11     Accounts payable related to the concession

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

4.5      Property, plant and equipment

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

4.6      Intangible assets

Software acquired from third parties and those internally developed are measured at acquisition cost and depreciated over five years. Intangibles from Concession Agreements are discussed below.

4.6.1       Onerous concession of electric power generation

Corresponds to acquisition of exploration rights on hydropower potential whose contract is signed as Use of Public Property - UBP.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

During construction work, this asset is recognized at the present value of future cash disbursements during the Concession Agreement term. When commercial operation starts, the amount starts to be amortized during the concession period.

4.6.2       Hydrological risk renegotiation (Generation Scaling Factor - GSF)

Asset consisting of the renegotiation of the hydrological risk under the terms of Law No. 13,203/2015, arising from the excess amount between the amounts recovered from the cost with the adjustment of the Energy Reallocation Mechanism - MRE (GSF) subtracted from the total cost of the risk premium to be amortized over the energy supply period in the regulated environment. The amount was transformed by Aneel into an extension of the concession period, which is amortized on a straight-line basis as from January 1, 2016 until the end of the new concession period, according to note 14.1.

4.6.3       Concession agreement – electricity distribution

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

The amortization of intangible assets reflects the pattern in which it is expected that future economic benefits will flow to Copel DIS during the concession period.

4.6.4       Concession agreement – gas distribution

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

4.6.5       Intangible assets acquired separately

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

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.6.6       Derecognition of intangible assets

An intangible asset is derecognized when no future economic benefits are expected from use or disposal. Gains or losses arising from disposal of an intangible asset are recognized in profit or loss, measured as the difference between net disposal proceeds and the carrying amount of the asset.

4.7      Impairment of assets

Assets are assessed to detect evidence of impairment.

4.7.1       Financial assets

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

4.7.2       Non-financial assets

Assets under formation arising from onerous concession and concession rights and / or authorization to generate electricity, classified as intangible assets, are tested along with the other assets of that cash-generating unit.

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

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.8      Provision

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

Social-environmental liabilities are recognized as the Company assumes formal obligations before regulatory agencies or becomes aware of potential risks related to socio-environmental issues, which may lead to cash disbursements that are deemed probable and that may be estimated. During the project implementation phase, the accrued amounts are recorded against property, plant and equipment (generation), construction cost (transmission) or intangible assets in progress (distribution). At the start of operations, all costs included in the Operating License, whose programs will be executed during the concession and the respective disbursement has not yet occurred, are measured and adjusted to present value according to the estimated cash flow of disbursements and recorded as social-environmental provisions in counterpart to the assets related to the project, being adjusted periodically.

Once the project enters commercial operation, all costs or expenses incurred with socio-environmental programs related to the project’s operation and maintenance licenses are analyzed according to their nature and recorded directly to profit or loss for the period.

4.9      Revenue recognition

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

4.9.1       Unbilled revenues

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

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.9.2       Interest

Revenue from interest is recognized when it is probable that future economic benefits will flow to the Company and the revenue value can be reliably measured. Interest revenue is recognized at the straight-line basis and based on time and effective interest rate on outstanding principal amounts. The effective interest rate is the one that discounts exactly estimated future cash receipts calculated during the estimated life of the financial asset in relation to initial net book value of that asset.

4.10    Construction revenues and costs

Revenue related to construction services for infrastructure in the power transmission and distribution services, and gas distribution, are recognized using the stage of completion method.

Related costs are recognized in the income statement as construction cost.

Given that Copel DIS and Compagás outsource the construction of distribution infrastructure to unrelated parties and works are carried out over short periods, the construction margin to the power and gas distribution activities result in no significant amounts, resulting in the non-recognition of such margin.

The construction margin adopted for the transmission activity for the years 2017 and 2016 was 1.65%, and results from a calculation methodology which takes into account the respective business risk.

4.11    Power purchase and sales transactions in the Spot Market (Electric Energy Trading Chamber - CCEE)

Power purchase and sales transactions in CCEE are recorded on the accrual basis according to the information disclosed by this Trading Chamber or to estimates prepared by the Management of the subsidiaries when public information is not yet available.

4.12    Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Other leases are classified as operating.

4.13    New standards that are not yet in effect

A number of new IFRS standards and amendments to the standards and interpretations were issued by the IASB and had not yet come into effect for the year ended December 31, 2017. Consequently, the Company and its subsidiaries has not adopted them in advance.

The new rules that may have an impact on the Company and its subsidiaries are mentioned below:

4.13.1     IFRS 9 - Financial Instruments

IFRS 9 is effective for the financial statements of an entity prepared in accordance with IFRS for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

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

With regard to financial liabilities, the main alteration in relation to the requirements already set by IAS 39 defines that any change in fair value of a financial liability designated at fair value through profit or loss attributable to changes in the liability's credit risk to be stated in other comprehensive income and not in the statement of profit or loss, unless such recognition results in a mismatching in the statement of profit or loss.

In relation to the impairment of financial assets, IFRS 9 defines an expected credit loss model, as opposed to an incurred credit loss under IAS 39. The new model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

Regarding the modifications related to hedge accounting, IFRS 9 retains three types of mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions that are eligible for hedge accounting, more specifically regarding the types of instruments that qualify as hedging instruments and the types of risk components of nonfinancial items eligible for hedge accounting.

In addition, the effectiveness test has been overhauled and replaced with the principle of an “economic relationship”. Retrospective assessment of hedge effectiveness is also no longer required and enhanced disclosure requirements about an entity’s risk management have also been introduced.

Based on the analysis of the financial assets and liabilities of Copel and its subsidiaries at 12.31.2017, considering the facts and circumstances existing on that date, the Company assessed the impact of IFRS 9 on the consolidated financial statements, as follows:

Classification and measurement

The Company assessed the classification and measurement of financial assets and, in accordance with the model for management of these assets, early identified the change in the classification of the instruments below. The Company’s management believes that the change in the classification will not significantly affect the measurement of items, thus with no effect on retained earnings.

Financial instrument	Actual classification (IAS 39)	New classification IFRS 9
Bonds and securities	Available for sale	Fair value through profit or loss
Collaterals and escrow accounts	Loans and receivables	Amortized cost
Trade accounts receivable	Loans and receivables	Amortized cost
CRC transferred to the State Government of Paraná	Loans and receivables	Amortized cost
Sectorial financial assets	Loans and receivables	Amortized cost
Accounts receivable related to the concession - transmission (amortizable)	Loans and receivables	Amortized cost
Accounts receivable related to the concession - transmission (indemnable)	Loans and receivables	Fair value through profit or loss
Accounts receivable related to the concession - bonus from the grant	Loans and receivables	Amortized cost
Accounts receivable related to the concession - distribution	Available for sale	Fair value through profit or loss
Accounts receivable related to the concession compensation	Available for sale	Fair value through profit or loss
State of Paraná - Government Programs	Loans and receivables	Amortized cost
Other temporary investments	Available for sale	Fair value through profit or loss

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Impairment

IFRS 9 requires the Company’s management to carry out an assessment in light of twelve months or throughout the life of the financial asset and record the effects in case of indication of expected credit losses on financial assets.

The Company will apply the simplified approach and will record expected losses throughout the life of financial assets of trade accounts receivable. Based on the assessment made during 2017, the Company understands that the allowance for doubtful accounts (allowance for impairment of trade accounts receivable) should increase between R$25,000 and R$30,000, which will be recognized in the opening balance sheet in the retained earnings account on January 1, 2018, net of taxes.

The Company did not designate nor does it intend to designate financial liabilities as fair value through profit or loss, thus no impact is expected on the classification of financial liabilities, in accordance with the requirements of IFRS 9.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Transition: The changes in accounting policies arising from the adoption of IFRS 9 are generally applied retrospectively. However, the Company will take advantage of the exemption set forth by item 7.2.15 of the standard, whereby it is authorized not to restate prior period’s comparative information in connection with the changes in classification and measurement of financial instruments.

Moreover, as the Company does not apply hedge accounting, Management concluded that there will not be impact on its financial statements as a result of the amendments to standard.

4.13.2     IFRS 15 - Clarifications to IFRS 15 Revenue from contracts with customers

IFRS 15 provides a single, straightforward model for accounting for contracts with customers, and when it comes into effect, it will supersede the current guide for revenue recognition provided in IAS 18 – Revenue and IAS 11- Construction contracts and related interpretations.

The standard establishes that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces a five-step model for revenue recognition: (i) Identify the contract with the customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; and (v) Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when (or as) the entity satisfies a performance obligation, i.e., when the "control" over the goods and services in a certain operation is transferred to the customer, and will establish a greater level of detail in the disclosures.

In addition to providing broader disclosures on revenue transactions, the Company does expect the application of IFRS 15 to have a significant effect on the equity and financial position and/or performance of its subsidiaries.

The Company’s subsidiaries recognize revenues from the following sources:

Electric power supply and delivery (generation, trading and distribution)

The Company recognizes revenue from electric power supply and delivery at fair value of consideration through the delivery of electric power to the customer. Billed revenue consists of the delivery of bills, evidencing the amount of consumption by customer in a given period, multiplied by the tariff in force, validated by Aneel. Additionally, the Company recognizes unbilled revenue for the period ranging from the last billing to the end of month, on an estimate basis, based on the last metering.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In accordance with IFRS 15, the Company shall recognize revenue from a contract with the customer whenever the expected receipt is probable, taking into consideration the customer’s intention to pay. Should no receipt be expected, the Company may not recognize revenue upon billings, but instead upon receipt. Based on data available at December 31, 2017, the Company assessed customers with a long history of payment default that, for a number of reasons, did not have their power supply cut, and also the potential effects of IFRS 15, concluding that the impact is not material and that, in light of the Company’s policies, a provision for loss will be set up on such receivables and monthly monitored.

Use of the main distribution and transmission grid

The Company recognizes revenue from the distribution network service made available to captive and free consumers at fair value of consideration, according to the tariff in force and validated by ANEEL.

In the distribution segment, the Company should comply with certain continuity indicators, which will give rise to the calculation of compensation to the consumer, if exceeded. The individual continuity indicators are Individual Interruption Duration - DIC, Individual Interruption Frequency - FIC, Maximum Continuous Interruption Duration - DMIC and Individual Interruption Duration on a critical day - DICRI. They are currently recorded as operating expenses and, in accordance with the assessment, will from January 1, 2018 on be recorded as reducing the revenue from electric network availability. The company assessed that the amount that would be reclassified from operating expenses to revenue deduction amounts to nearly R$22,118, based on amounts of 2017, but without effects in the consolidated financial statements.

This group also includes revenue from operation and maintenance of infrastructure of services for availability of use of the transmission network, corresponding to a percentage of RAP billing. The Company recognizes revenue at fair value of consideration receivable when RAP billing is disclosed. Based on its assessment, the Company does not expect the application of IFRS 15 to have a significant impact on such revenue on its financial statements.

Sale of energy in the spot market - CCEE

The Company recognizes this revenue in accordance with the energy settled in the spot market for the Price of Settlement of Differences - PLD.

The Company assessed the potential effects of the application of IFRS 15 on revenue from sale of spot energy, concluding that there is no impact on its financial statements, except for the requirements of presentation and disclosure, which will be presented in further details beginning 2018.

Revenue from construction

Revenue from construction is recognized over the time based on the percentage of completion of the work at the end of each period and measured in the proportion of costs incurred in relation to total estimated costs of distribution and transmission concession agreements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company assessed the potential effects of the application of IFRS 15 on revenue from construction, concluding that there are no effects on its financial statements, except for the requirements for presentation and disclosure that will be presented in further details beginning 2018.

Results of sectorial financial assets and liabilities

The Company recognizes revenue from results of sectorial financial assets and liabilities in view of the variation between budget and actual value of non-manageable costs of Tranche A (Offsetting and Variation of Tranche A account - CVA) and other financial components. According to the contractual guarantee, residual amounts, if any, not passed on through tariff will be included in the calculation of compensation, as the concession ceases to exist.

The Company assessed the potential effects of the application of IFRS 15 on revenue from result of sectorial financial assets and liabilities, concluding that there are no effects on its financial statements, except for the requirements for presentation and disclosure that will be presented in further details beginning 2018.

Revenue from telecommunications

Revenue from telecommunications comprises mainly Connectivity (multimedia communication service), Activation of Customers, Benefits Programs and IT and Communication Services (TIC), which are recognized at fair value of consideration over time.

Revenue from Connectivity is recognized through provision of high speed internet to the customer.

Revenue from Activation is recognized in a specific moment, should the customer opt for non-loyalty to the Connectivity plan. Should the customer opt for loyalty, a discount is given in the amount of provision of service during the plan, and revenue will be deferred over twelve months. The Company assessed that the adjustment of deferred revenue to be recognized in 2018 reaches R$2,961, based on agreements ruling at December 31, 2017.

Revenue from the Benefits Program arises from the availability of exclusive access by third party websites of digital contents by streaming, whose value is included in the connectivity plan. The Company concluded that there is no effect on the financial statements, except for the requirements for presentation and disclosure that will be presented in further details beginning 2018.

Revenue from IT and Communication Services (TIC) is recognized over time, in accordance with the number of hours worked or the fixed value per month in view of the contractual provisions.

The Company assessed the potential effects of the application of IFRS 15, concluding that there are no material effects on its financial statements, except for the requirements for presentation and disclosure that will be presented in further details beginning 2018.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Piped gas distribution

The Company recognized revenue from sale of gas at fair value of consideration through the delivery of piped gas to the customer.

The Company assessed the potential effects of the application of IFRS 15 on revenue from sale of piped gas, concluding that there are no effects on its financial statements, except for the requirements for presentation and disclosure that will be presented in further details beginning 2018.

Other revenues

The Company has other sources of revenue from the concession of public services inherent to its segments.

The Company assessed the potential effects of the application of IFRS 15 on other revenues, concluding that there are no effects on its financial statements, except for the requirements for presentation and disclosure that will be presented in further details beginning 2018.

Transition

For the revenues impacted by the adoption of IFRS 15, the Company adopted the standard on the date of initial application as an adjustment to the opening balance in shareholders' equity, considering only the contracts that are not completed at the date of initial application, accordingly the Appendix C of IFRS 15, in its items C3(b) and C7.

4.13.3     IFRS 16 - Leases

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

4.13.4     IFRIC 22 - Foreign Currency Transactions and Advance Consideration

Issued on December 8, 2016, International Financial Reporting Interpretations Committee - IFRIC 22 deals with the exchange rate to be used in transactions that involve the consideration paid or received in advance in foreign exchange transactions.

This IFRIC is effective for annual periods beginning on or after January 1, 2018, and its early adoption is permitted.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

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

4.13.5     Amendments to IAS 40 - Investment Property

Issued on December 8, 2016, the amendments to IAS 40 clarify the requirements relating to transfers from or to investment properties. The amendments are effective for annual periods beginning on or after January 1, 2018, and its early adoption is permitted.

The Company has assessed the potential impacts of the adoption of IAS 40 and the conclusion is that there is no material impact on its financial statements.

4.13.6     Annual Improvements to IFRS 2014 - 2016 Cycle

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

5         Cash and Cash Equivalents

	12.31.2017	12.31.2016
Cash and bank accounts	157,470	173,020
Financial investments with immediate liquidity	882,605	809,053
	1,040,075	982,073

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments are remunerated between 65% and 100% of the rate of change of the Interbank Deposit Certificate (Certificado de Depósito Interbancário - CDI).

6 Bonds and Securities

Category	Index	12.31.2017	12.31.2016 Restated	12.31.2015 Restated
Securities available for sale
Quotas in Funds	CDI	107,560	94,268	64,473
Bank Deposit Certificates - CDB	95.0% to 101% of CDI	57,192	50,811	45,996
Committed Operation	96.5% to 100% of CDI	47,052	56,512	48,085
Financial Treasury Bonds - LFT	Selic	687	1,475	2,623
		212,491	203,066	161,177
Securities held for trading
Quotas in Funds	98.1% of CDI	7,172	8,676	100,282
Committed Operation	Fixed rate	-	58,930	88,594
Financial Notes	105.38% of CDI	-	51,384	26,025
Time Deposits with Special Guarantee from the Credit Guarantee Fund (FGC) - DPGE	106.25% of CDI	-	4,785	4,515
National Treasury Bonds - LTN	Selic	-	3,378	2,563
Housing credit	-	-	1,390	2,316
Debentures	105.11% of CDI	-	129	157
Treasury	-	-	7	2
		7,172	128,679	224,454
		219,663	331,745	385,631
	Current	1,341	136,649	294,514
	Noncurrent	218,322	195,096	91,117
Interbank Deposit Certificate - CDI
Interest rate equivalent to the reference rate of the Special System for Settlement and Custody - Selic

Copel has securities that yield variable interest rates. The term of these securities ranges from 1 to 60 months from the end of the reporting period.

7 Trade Accounts Receivable

	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	12.31.2017	12.31.2016
Customers
Residential	308,315	190,376	14,126	512,817	447,345
Industrial	314,817	37,788	76,722	429,327	313,963
Commercial	257,733	56,316	26,533	340,582	267,647
Rural	55,626	19,965	4,940	80,531	68,611
Public Entities	40,358	9,476	5,992	55,826	64,581
Public lighting	37,590	81	13	37,684	28,991
Public service	37,667	1,279	834	39,780	34,391
Unbilled	410,086	-	-	410,086	377,498
Energy installments plan (7.1)	143,720	13,722	32,819	190,261	193,426
Low income subsidy - Eletrobras	14,435	-	-	14,435	12,128
Other receivables	74,762	16,442	66,407	157,611	159,051
	1,695,109	345,445	228,386	2,268,940	1,967,632
Concessionaires and Permission holder
Energy supplies
Energy purchase agreements in the regulated market - CCEAR	69,413	694	6,406	76,513	116,516
Bilateral contracts	184,793	3,027	7,690	195,510	102,570
CCEE (7.2)	260,981	-	181,560	442,541	354,662
Unbilled	31,671	-	-	31,671	28,873
Quota system and Reimbursement to generators	10,020	49	1,282	11,351	17,415
	556,878	3,770	196,938	757,586	620,036
Charges from using transmission grid	151,204	3,120	7,696	162,020	104,831
Telecommunications	31,069	12,344	22,356	65,769	81,374
Gas distribution	37,195	2,037	10,605	49,837	69,934
Allowance for doubtful accounts (7.3)	(2,984)	(2,945)	(303,901)	(309,830)	(355,666)
	2,468,471	363,771	162,080	2,994,322	2,488,141
Current				2,733,240	2,217,355
Noncurrent				261,082	270,786

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7.1      Energy installments plan

The trade accounts receivable renegotiated are discounted to present value, at December 31, 2017, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate ranging from 0.09% to 3.39% p.m.

7.2      Electricity Trading Chamber - CCEE

Of the balance presented, the main amount of R$230,902 is related to Copel GeT and R$142,872 to Copel DIS.

Of the balance of Copel GeT, R$49,342 were received up to the date of this publication. The remaining balance of R$181,560 derives from sale of energy to be reprocessed by CCEE for the period from January to May 2015, as a result of the request for exemption from responsibility of complying with trading contracts of Colíder Hydroelectric Power Plant for delivery of energy (Note 19.6), of which the contested portion there is a register of estimated losses for doubtful accounts of R$119,665. On March 14, 2017, ANEEL denied the Company's request for reconsideration of ANEEL Order No. 1,580/2016, which had maintained unaltered the implementation schedules and the energy supply schedules related to the plant. Considering that the plant's start-up schedule was impacted by acts of public authorities and unforeseeable or force majeure events occurred during the implementation of the project, the Company referred the matter to the court, succeeding in the total deferral of the request for the prepayment of guardianship in the ordinary share, with the preliminary effect in the reprocessing of the liquidation by the CCEE disclosed at the beginning of May 2018, referring to the jurisdiction in March 2018.

The balance of Copel DIS was fully received.

7.3      Allowance for doubtful accounts

Estimated losses on doubtful accounts, or Current expected credit loss – CECL (PECLD in Portuguese), are recognized in an amount considered sufficient by management to cover losses on accounts receivable from consumers and receivables, the recovery of which is considered improbable.

The consumers’ CECL is set up in view of the parameters recommended by ANEEL, based on the expected receivables from major debtors, on the analysis of large debts under receivership/bankruptcy, on receivables from household consumers overdue for more than 90 days, from business consumers overdue  for more than 180 days, and from industrial, rural, public power, public lighting and public service consumers overdue for more than 360 days, in addition to the experience regarding the history of actual losses.

	Balance as of		Reversal	Balance as of	Additions /	Reversal	Balance as of
	January 1, 2016	Additions	of write offs	December 31, 2016	(reversals)	of write offs	December 31, 2017
Customers
Residential	104,167	69,041	(106,706)	66,502	36,177	(80,147)	22,532
Industrial	42,176	45,552	(21,165)	66,563	26,265	(14,049)	78,779
Commercial	48,385	49,664	(30,974)	67,075	18,101	(25,901)	59,275
Rural	1,827	4,106	(2,803)	3,130	2,997	(3,396)	2,731
Public Entities	10,651	2,424	(94)	12,981	(3,833)	(4,313)	4,835
Public lighting	81	23	-	104	205	(269)	40
Public service	607	504	-	1,111	(653)	(439)	19
	207,894	171,314	(161,742)	217,466	79,259	(128,514)	168,211
Concessionaires and permission holder
CCEE (7.2)	119,665	-	-	119,665	-	-	119,665
concessionaires and permission holder	10,141	3,266	(330)	13,077	1,287	(175)	14,189
	129,806	3,266	(330)	132,742	1,287	(175)	133,854
Telecommunications	191	2,598	(2,255)	534	8,309	(7,332)	1,511
Gas distribution	1,795	3,209	(80)	4,924	1,433	(103)	6,254
	339,686	180,387	(164,407)	355,666	90,288	(136,124)	309,830

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

8         CRC Transferred to the State Government of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the State of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$1,197,404, to be paid in 244 installments under the Price amortization system, adjusted according to the IGP-DI inflation index plus interest of 6.65% p.a., which are received monthly, with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The Paraná State Government requested the Novation of the Adjustment Term of CRC, which was approved by the Company’s Board of Directors on June 16, 2016, subject to the consent of the Department of the Treasury. The novation comprises: (i) no principal and interest payments in the period from April to December 2016, and (ii) no payment of principal and monthly payment of interest from January to December 2017. The other clauses were maintained, including the maintenance of the current indexes of correction and interest, thus not affecting the global net present value of referred agreement.

The Company’s management and the State of Paraná formalized on October 31, 2017 the fifth amendment.

The State of Paraná complied with the agreed terms and made monthly interest payments until December 2017. With the end of the grace period, in January 2018 there are remaining 88 monthly installments, which are being paid strictly under contracted conditions.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

8.1      Changes in CRC

Balance as of		Monetary		Balance as of		Monetary		Balance as of
January 1, 2016	Interest	variations	Amortizations	December 31, 2016	Interest	variations	Amortizations	December 31, 2017

1,383,242	92,959	95,959	(49,425)	1,522,735	97,085	(6,373)	(97,085)	1,516,362
Current				-				167,109
Noncurrent				1,522,735				1,349,253

8.2      Maturity of noncurrent installments

2019	178,223
2020	190,076
2021	202,717
2022	216,198
2023	230,576
After 2023	331,463
1,349,253

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

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

The balance as of 12.31.2017 is composed of the previous cycle (2017 tariff adjustment), under amortization, which represents the balance approved by ANEEL already contemplated in the tariff and by the cycle under constitution (2018 tariff adjustment and 2021 periodic tariff review), whose values will be ratified by ANEEL in the next tariff events.

9.1      Composition of net sectorial financial assets and liabilities balances per tariff cycle

		12.31.2017
	Current	Noncurrent
Sectorial financial assets - Electricity rate adjustment recoverable 2018
Portion A
Electricity purchased for resale - CVA Energ	333,412	333,412
Electricity purchased for resale - Itaipu	250,851	250,851
Transport of energy using the transmission system - basic grid	18,056	18,056
Transport of energy purchased from Itaipu	5,063	5,063
System Service Charges - ESS	(211,735)	(211,735)
Energy Development Account - CDE	(28,800)	(28,800)
Proinfa	(33)	(33)
Other financial components
Neutrality	33,319	33,319
Overcontracting	(112,137)	(112,137)
Hydrological risk	(93,964)	(93,964)
Tariff refunds	(21,302)	(21,302)
CVA Angra III Adjustment	(1,121)	(1,121)
	171,609	171,609

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		12.31.2017		12.31.2016
	Current	Noncurrent	Current	Noncurrent
Sectorial financial liabilities - Electricity rate adjustment recoverable 2016
Portion A
Electricity purchased for resale - CVA Energ	-	-	(318,905)	-
ESS	-	-	(65,712)	-
Transport of energy using the transmission system - basic grid	-	-	(67)	-
Electricity purchased for resale - Itaipu	-	-	354,651	-
CDE	-	-	146,005	-
Proinfa	-	-	15,179	-
Transport of energy purchased from Itaipu	-	-	3,759	-
Other financial components
Extraordinary Tariff Review	-	-	(257,353)	-
Financial exposure	-	-	(16,250)	-
Overcontracting	-	-	(4,794)	-
Neutrality	-	-	40,564	-
Other	-	-	149	-
	-	-	(102,774)	-
Sectorial financial liabilities - Electricity rate adjustment recoverable 2017
Portion A
Electricity purchased for resale - CVA Energ	(168,939)	-	(108,610)	(108,610)
ESS	(167,938)	-	(103,853)	(103,853)
CDE	(84,293)	-	(37,697)	(37,697)
Proinfa	(5,122)	-	1,057	1,057
Electricity purchased for resale - Itaipu	36,002	-	34,717	34,717
Transport of energy using the transmission system - basic grid	11,127	-	4,239	4,239
Transport of energy purchased from Itaipu	2,797	-	1,972	1,972
Other financial components
Tariff refunds	(12,470)	-	-	-
Overcontracting	87,949	-	80,482	80,482
Neutrality	54,609	-	75,206	75,206
CVA Angra III Adjustment	50,435	-	-	-
Other	3,024	-	-	-
	(192,819)	-	(52,487)	(52,487)
Sectorial financial liabilities - Tariff Review 2021
Financial components
Tariff refunds	-	(90,700)	-	(71,244)
	-	(90,700)	-	(71,244)
	(192,819)	(90,700)	(155,261)	(123,731)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.2    Changes in net sectorial financial assets and liabilities

	Balance as of January 1, 2017	Operating revenues		Financial results	Rate Flags	Balance as of December 31, 2017
		Constitution	Amortization	Updating
Portion A
Electricity purchased for resale - Itaipu (9.2.1)	424,085	495,889	(420,054)	37,784	-	537,704
Electricity purchased for resale - CVA Energ (9.2.2)	(536,125)	937,324	517,751	(1,845)	(419,220)	497,885
Transport of energy using the transmission system - basic grid	8,411	50,426	(12,275)	677	-	47,239
Transport of energy purchased from Itaipu	7,703	11,067	(7,155)	1,308	-	12,923
ESS (9.2.3)	(273,418)	(529,932)	262,568	(50,626)	-	(591,408)
CDE (9.2.4)	70,611	(158,514)	(60,149)	6,159	-	(141,893)
Proinfa	17,293	(14,677)	(10,423)	2,619	-	(5,188)
Other financial components
Neutrality (9.2.5)	190,976	28,694	(99,593)	1,170	-	121,247
CVA Angra III Adjustment	-	97,426	(54,516)	5,283	-	48,193
Hydrological risk (9.2.6)	-	(183,728)	-	(4,200)	-	(187,928)
Tariff refunds (9.2.7)	(71,244)	(78,254)	13,479	(9,755)	-	(145,774)
Overcontracting (9.2.8)	156,170	(203,797)	(90,272)	1,574	-	(136,325)
Extraordinary Tariff Review	(257,353)	-	257,353	-	-	-
Financial exposure	(16,250)	-	16,250	-	-	-
Others	149	5,570	(3,418)	723	-	3,024
	(278,992)	457,494	309,546	(9,129)	(419,220)	59,699
Current assets	-					171,609
Noncurrent assets	-					171,609
Current liabilities	(155,261)					(192,819)
Noncurrent liabilities	(123,731)					(90,700)

	Balance as of January 1, 2016	Operating revenues		Financial results		Balance as of December 31, 2016
		Constitution	Amortization	Updating	Rate Flags
Portion A
Electricity purchased for resale - Itaipu (9.2.1)	699,408	61,905	(409,894)	72,666	-	424,085
Electricity purchased for resale - CVA Energ (9.2.2)	(14,865)	(255,085)	(37,860)	(39,710)	(188,605)	(536,125)
Transport of energy using the transmission system - basic grid	77,011	(271)	(74,168)	5,839	-	8,411
Transport of energy purchased from Itaipu	7,723	6,340	(7,388)	1,028	-	7,703
ESS (9.2.3)	(339,154)	(124,737)	292,804	(32,157)	(70,174)	(273,418)
CDE (9.2.4)	633,112	(249,476)	(350,600)	37,575	-	70,611
Proinfa	(1,265)	32,382	(16,271)	2,447	-	17,293
Other financial components
Neutrality (9.2.5)	64,644	154,607	(35,958)	7,683	-	190,976
Tariff refunds (9.2.7)	-	(66,043)	-	(5,201)	-	(71,244)
Overcontracting (9.2.8)	120,776	115,791	(73,595)	(6,802)	-	156,170
Extraordinary Tariff Review	(708,609)	21,541	457,942	(28,227)	-	(257,353)
Financial exposure	18,714	(42,000)	7,643	(607)	-	(16,250)
Deferral IRT	467,627	-	(467,627)	-	-	-
Preliminary injunctions CDE	20,456	(19,808)	-	(648)	-	-
Others	84	409	(245)	(99)	-	149
	1,045,662	(364,445)	(715,217)	13,787	(258,779)	(278,992)
Current assets	910,759					-
Noncurrent assets	134,903					-
Current liabilities	-					(155,261)
Noncurrent liabilities	-					(123,731)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.2.1       Electricity purchased for resale - Itaipu

Power output from the Itaipu hydropower station is sold as quotas to utilities companies in the South, Southeast and Midwest in proportion to their markets. The amount constituted in 2017 refers to the change in the power purchase cost and foreign exchange variance, in relation to that predicted in the last tariff adjustment.

9.2.2       Electricity purchased for resale - CVA Energ

The balance reflects the difference between the average price of payment, related to the effects of contracting for availability (ECD), Angra and Cotas, and the average price of tariff coverage.

The CVA Energ account was offset by funds received from the Rate Tier Pooling Account (CCRBT) or Tariff Flags Account.

On January 26, 2016, ANEEL approved Normative Resolution No. 700/2016, which deals with the methodology for cases of positive balances of the Tariff Flags Account, which provides that the surplus of flags is allocated in the distributor, to be passed on to customers in the subsequent tariff processes, and may be offset in future calculations of the Tariff Flags Account, until the next tariff adjustment.

9.2.3       System Service Charges - ESS

Consist in the costs associated to thermal power dispatching for the maintenance of the system reliability and stability and whose pricing was not considered in the calculation of the PLD. This amount is paid by all agents with consumption measurement registered on the CCEE, in the proportion of the consumption subject to payment of this charge.

These charges include the refund to generation agents of the operation restriction costs, provision of ancillary services, and for reasons of energy security.

9.2.4       Energy Development Account - CDE

The balance of CDE in 2017 is the result of the lower amount of monthly payment quotas, except in this case the CDE discounts resulting from preliminary injunctions, ratified by ANEEL (Note 32.5.1), in relation to the regulatory quota in the electricity tariff.

9.2.5       Neutrality

Refers to the estimated recoverable portion of sector charges not covered by the current tariff (billed revenue) due to the decline in consumption during the period. Neutrality is assured for charges, energy, transport, financial components and unrecoverable revenues.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.2.6       Hydrological risk

In the tariff adjustment of Copel DIS the coverage of the hydrological risks associated with plants committed to Contract of Quotas of Assured Power - CCGF for the Itaipu plant and hydropower plants whose energy was contracted within the Regulated Contracting Environment - ACR and that signed the Risk Renegotiation Term in conformity with Law 13,203/2015.

The estimated hydrological risk defined in the tariff review will be reversed in the subsequent tariff review, adjusted at the Selic rate.

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

9.2.8       Overcontracting

Corresponds to the cost of acquisition of the amount of energy overcontracting in relation to the annual supply charge, as well as the energy cost related to spot market exposure. The balance results from the sale of energy surpluses on the spot market at a price (PLD) higher than the mix of coverage.

10      Accounts Receivable Related to the Concession

	12.31.2017	12.31.2016
Distribution concession agreement (10.1)	684,206	614,806
Bonus from the grant of concession agreements under the quota system (10.2)	606,479	586,706
Transmission concession agreements (10.3)	1,497,399	1,342,055
Remeasurement of RBSE financial assets (10.4)	1,418,370	1,186,985
Concession agreement - gas distribution (10.5)	303,668	83,378
	4,510,122	3,813,930
Current	149,744	65,595
Noncurrent	4,360,378	3,748,335

10.1    Distribution concession agreement

Balance as of January 1, 2016	424,140
Transfers from intangible assets (Note 20.1)	58,970
Transfers from investments	12
Fair value recognition	131,738
Loss on disposal	(54)
Balance as of December 31, 2016	614,806
Donations and grants received	76
Transfers from intangible assets (Note 20.1)	56,853
Transfers to other receivables (assets held for disposal)	(3,711)
Fair value recognition	16,199
Loss on disposal	(17)
Balance as of December 31, 2017	684,206

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

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

As a result of the positive result of the tariff review, the amount of R$104,239 was recognized in 2016, and in 2017 the amount of R$785 (complementarily to the report of the 4th Cycle) which, in addition to the application of the IPCA on the armored base, starting 2016 allowed the recognition of fair value of R$131,738 in 2016 and R$16,199 in 2017.

10.2    Bonus from the grant of concession agreements under the quota system

Total
Balance as of January 1, 2016	-
Bonus from the grant recognition	574,827
Transfers to electricity grid use charges - customers	(84,904)
Interest (Note 32.2)	96,783
Balance as of December 31, 2016	586,706
Transfers to electricity grid use charges - customers	(62,387)
Interest (Note 32.2)	82,160
Balance as of December 31, 2017	606,479

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

On January 5, 2016, Copel GeT entered into a 30-year concession agreement of HPP GPS, in accordance with Law No. 12,783/2013, with payment of the Bonus from the Grant - BO to the Granting Authority, amounting to R$574,827, as per ANEEL Invitation to Bid 12/2015.

The electric energy in 2016 was fully sold to the Regulated Contracting Environment - ACR under the Assured Power Quota System - CGF or “quota regime” and, as from 2017 to the end of the concession, in the proportion of 70% of the power on the ACR and 30% on the free environment - ACL.

The amount of the bonus for the grant was recognized as a financial asset due to the Copel GeT’s unconditional right to receive the amount paid with inflation adjustment based on IPCA and interest during the concession period.

10.3    Transmission concession agreement

Balance as of January 1, 2016	929,835
Transfers to electricity grid use charges - customers	(53,851)
Transfers to property, plant and equipment	(5,066)
Transfers to intangible	(150)
Transfers from recognition of RBSE appraisal report adjustment (10.4)	(61,760)
Remuneration	98,780
Reversal of estimated losses	29,025
Construction income	405,242
Balance as of December 31, 2016	1,342,055
Transfers to electricity grid use charges - customers	(81,497)
Transfers to property, plant and equipment	(29,264)
Remuneration	129,769
Construction income	136,336
Balance as of December 31, 2017	1,497,399

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

10.4    Remeasurement of RBSE assets

Balance as of January 1, 2016	-
Gain on remeasurement of the cash flow from the RBSE assets (Note 32.3)	809,639
Transfer from accounts receivable related to the concession compensation (Note 11)	160,217
Transfers from property, plant and equipment	155,369
Transfers from recognition of RBSE appraisal report adjustment (10.3)	61,760
Balance as of December 31, 2016	1,186,985
Gain on the cash flow from the RBSE assets (Note 32.3)	178,141
Increase in the estimated amount due to the approval of the report on RBSE assets (Note 32.3)	183,015
Transfers to electricity grid use charges - customers	(129,771)
Balance as of December 31, 2017	1,418,370

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel GeT extended the concession agreement 060/2001, pursuant to Law No. 12,783/2013, and recognized receivables related to the electricity transmission assets of the Existing Basic Network System (RBSE) and the connecting facilities and Other Transmission Facilities (RPC) existing in May 2000 and not yet depreciated or amortized.

On April 20, 2016, MME Ordinance No. 120 was published, determining that the amounts of assets not yet depreciated and/or amortized, shall comprise the Regulatory Remuneration Base (BRR) for electricity transmission concessionaires as of the 2017 tariff review process, in order to define the Annual Permitted Revenue (APR). The Ordinance addressed issues related to updating, remunerating and period for receiving the amounts, which are regulated by ANEEL Normative Resolution No. 762/2017, by means of Public Hearing 068/2016.

On April 12, 2017, ANEEL issued Technical Note No. 61/2017 - SFF, which concluded the audit of the assets appraisal report and recognized the amount of R$667,637 as the net value of the assets at December 31, 2012. ANEEL’s board approved the inspection results on May 9, 2017, with a disallowance of R$214,663 in relation to the amount originally requested of R$882,300, the main disallowance is related to assets of Substation SF6 of Salto Caxias.

Moreover, on June 27, 2017 ANEEL published Resolution No. 2,258 establishing the Annual Permitted Revenue (RAP), for the 2017/2018 tariff cycle, considering a court decision on the injunction of April 11, 2017 related to a lawsuit filed by three business associations, which determines the deduction of the “compensation”, provided for in article 15, paragraph 2 of Law 12,783/2013.

The compensation being challenged in court, related to the cost of equity calculated for the RBSE assets from January 2013 to June 2017 temporarily reduced the RAP of this cycle from R$132,993 to R$121,267, and the amount deducted from the RAP by ANEEL in the eight tariff cycles is R$201,795.

Based on the opinion of its legal counsel, the Company understands that this is a provisional decision and is not against Copel GeT’s right to receive the amounts related to RSBE assets, which are guaranteed by Law. Therefore, the receivables related to the compensation by the cost of equity considered in the receipt flow of this asset are recorded in noncurrent assets.

The remeasurement of RBSE asset base at December 31, 2017 totals R$1,418,370, already considering the amortization for the RAP received, and the changes in the periods were recognized in operating income.

10.5    Concession agreement - gas distribution

Balance as of January 1, 2016	13,638
Transfer from intangible assets	68,737
Fair value recognition	1,003
Balance as of December 31, 2016	83,378
Reclassified from intangible assets (2.1.1)	154,800
Transfer from intangible assets	24,609
Fair value recognition	40,881
Balance as of December 31, 2017	303,668

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11      Accounts Receivable Related to Concession Compensation

The balance refers to generation assets and as a result of the expiry of the Rio dos Patos SPP, GPS and Mourão I HPP concessions. Copel GeT depreciated the plants up to the expiry dates of the concessions, and the remaining balance was reclassified to Accounts Receivable Related to Concession Compensation. Although the Granting Authority has not yet disclosed the means of remunerating these assets and there are uncertainties as to the approval of the investments made, Management believes that compensation for these assets indicates the recoverability of the recorded balance, based on the compensation methodology determined by ANEEL.

The variation in the remeasurement of the cash flow from these assets has a corresponding entry in other operating income, and was reflected in the income for 2017 in the amount of R$341 (R$8,137 in 2016).

Copel GeT submitted to ANEEL, in a timely manner, its interest in receiving the indemnifiable amount. Proof of the investments made was formalized with the regulatory agency on December 17, 2015. The new replacement value methodology was used to prepare the information, as defined in ANEEL Normative Resolution No. 596/2013.

11.1    Changes in accounts receivable related to concession compensation

Balance as of January 1, 2016	219,556
Transfer to accounts receivable related to the concession (Note 10.4)	(160,217)
Gain on remeasurement of the cash flow	8,137
(-) Impairment	(75)
Balance as of December 31, 2016	67,401
Gain on remeasurement of the cash flow	341
Reversal of impairment	1,117
Balance as of December 31, 2017	68,859

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12      Other Receivables

	12.31.2017	12.31.2016
Services in progress (a)	141,959	136,085
CDE Transfer (12.1)	136,559	45,929
Credits on sales and purchases of gas (12.2)	77,279	28,313
Decommissioning in progress	44,451	43,602
Advance payments to suppliers (b)	29,016	16,493
Advance payments to employees	25,928	25,916
Advance for severance estate	19,230	11,050
Other receivables	84,345	73,096
	558,767	380,484
Current	409,351	306,933
Noncurrent	149,416	73,551
(a) This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.
(b) Advances to suppliers provided on contractual clauses.

12.1    CDE Transfer

One of the main purpose of the CDE is to provide funds to subsidize discounts applied to tariffs for use of power distribution systems (Note 32.5.1).

The amount transferred to Copel DIS related to discounts on tariffs applicable to users of the public service of electricity distribution between June 2016 and May 2017, ratified by ANEEL Resolution 2,096/2016, was R$25,505 per month. This amount was changed to R$49,304 per month by Resolution 2,255 of June 20, 2017, which ratified the result of Copel DIS’s Annual Tariff Adjustment in 2017, for the period from June 2017 to May 2018.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.2    Credits on sales and purchases of gas - Compagás

This balance refers to the gas acquisition contract with Petrobras, relating to the acquisition of contracted and guaranteed volumes, higher than those actually withdrawn and used, and contains a future compensation clause. Compagás has the right to withdraw the gas in subsequent months, and can compensate the volume contracted and not consumed. According to the contractual provisions and consumption perspectives, derived from the review of the projects and scenarios for the next years, Compagás estimates to fully offset the amounts paid in the course of its operation. Should the concession be early terminated for any reason, the agreement with Petrobras sets forth the right for sale of this asset. The expiry date of the concession is in discussion with the Concession Grantor, as described in Note 2.1.1.

In 2017, based on the new conditions for delivery and perspectives of consumption by the market, the Company reversed the accrued impairment in full for R$123,586 (Note 33.4).

13      Taxes

13.1    Income tax and social contribution

	12.31.2017	12.31.2016
Current assets
IR and CSLL paid in advance	937,663	765,150
IR and CSLL to be offset against liability	(435,978)	(576,198)
	501,685	188,952
Noncurrent assets
IR and CSLL paid in advance	176,480	169,967
	176,480	169,967
Current liabilities
IR and CSLL due	362,307	547,992
IR and CSLL to be offset against asset	(275,997)	(506,538)
	86,310	41,454

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

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Income tax and social contribution losses can be offset against future taxable profits, considering the limit of 30% of the taxable profit for the period, and can be carried forward indefinitely.

13.2    Deferred income tax and social contribution

The Company, based on its profitability history and the expectation of generating future taxable profits, based on its internal projections prepared for reasonable periods of time for its business, sets up a deferred tax asset on temporary differences between the tax bases.

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

13.2.1 Changes in deferred income tax and social contribution

	Balance as of January 1, 2016	Recognized in income	Recognized in other comprehensive income	Balance as of December 31, 2016 Restated	Recognized in income	Recognized in other comprehensive income	Balance as of December 31, 2017

Noncurrent assets
Provisions for legal claims	456,316	(17,778)	-	438,538	75,820	-	514,358
Post-employment benefits	201,260	28,634	30,174	260,068	16,716	16,827	293,611
Impairment of assets	252,026	37,591	-	289,617	20,944	-	310,561
Research and development and energy efficiency programs	116,671	25,608	-	142,279	14,046	-	156,325
Provision for energy purchases	184,471	(69,214)	-	115,257	14,620	-	129,877
Allowance for doubtful accounts	125,941	3,697	-	129,638	(16,258)	-	113,380
Tax losses and negative tax basis	6,050	45,063	-	51,113	59,545	-	110,658
Social security contributions - injunction on judicial deposit	36,758	17,992	-	54,750	6,106	-	60,856
Amortization - concession	39,539	4,592	-	44,131	4,591	-	48,722
Concession contracts	38,009	(11,803)	-	26,206	(1,300)	-	24,906
Provision for tax losses	17,426	5,750	-	23,176	739	-	23,915
Provision for profit sharing	25,825	(4,494)	-	21,331	939	-	22,270
Financial instruments	6,316	6,607	-	12,923	2,795	-	15,718
Others	95,875	(4,538)	-	91,337	(33,878)	-	57,459
	1,602,483	67,707	30,174	1,700,364	165,425	16,827	1,882,616
(-) Noncurrent liabilities
Concession contracts	91,359	349,163	-	440,522	95,204	-	535,726
Deemed cost	539,190	(52,395)	-	486,795	(36,911)	-	449,884
Escrow deposits monetary variation	-	62,538	-	62,538	(7,210)	-	55,328
Transaction cost on borrowings and debentures	7,768	1,874	-	9,642	11,896	-	21,538
Deferment of capital gains	11,320	-	-	11,320	-	-	11,320
Capitalization of financial charges	5,357	-	-	5,357	-	-	5,357
Result from the change in the
investment valuation method	-	17,717	-	17,717	(17,717)	-	-
Others	410,141	(380,822)	1,229	30,548	14,906	(853)	44,601
	1,065,135	(1,925)	1,229	1,064,439	60,168	(853)	1,123,754
Net	537,348	69,632	28,945	635,925	105,257	17,680	758,862
Assets presented in the Statement of Financial Position	537,562			814,355			915,492
Liabilities presented in the Statement of Financial Position	(214)			(178,430)			(156,630)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.2.2     Realization of deferred tax assets

The realization of deferred taxes will occur according to the tax realization of the tax base. The criteria designed for realization of the main items are:

- Amounts set up on post-employment benefits, calculated based on the actuarial provision determined according to an actuarial valuation prepared annually by an independent actuary, will be realized according to the expenses incurred;

- Amounts set up on the provisions for litigation will be realized according to court decisions;

- Amounts set up on the provision for impairment of assets will be realized through the amortization and / or depreciation of the impaired asset;

- Amounts set up on the provision for purchase of energy will be realized in the immediately following period by the recording of the tax document of the purchase;

- Amounts set up on the provisions for R&D and PEE will be realized through the expenses incurred in the projects carried out;

- The other amounts set up will be realized according to the tax realization of each of the tax bases. On April 12, 2018, the Company’s Supervisory Board examined and the Board of Directors approved the technical study which points out to the realization of deferred taxes.

The projected realization of the deferred tax credits is shown below:

	Assets	Liabilities
2018	482,107	(82,039)
2019	268,072	(105,308)
2020	185,597	(71,167)
2021	115,637	(69,403)
2022	80,570	(70,448)
2023 to 2025	193,845	(189,305)
2026 to 2028	556,788	(536,084)
	1,882,616	(1,123,754)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.2.3     Unrecognized tax credits

As of December 31, 2017, UEG Araucária did not recognize income tax and social contribution credits on tax loss carryforwards and negative bases in the amount of R$23,592 because there is at present no reasonable assurance of generation of future taxable profits sufficient to absorb these assets.

13.3    Other taxes recoverable and other tax obligations

	12.31.2017	12.31.2016
Current assets
Recoverable ICMS (VAT)	68,773	62,934
Recoverable PIS/Pasep and Cofins taxes	133,090	52,240
PIS/Pasep and Cofins to be offset against liabilities	(4,202)	(47,810)
Other recoverable taxes	571	567
	198,232	67,931
Noncurrent assets
Recoverable ICMS (VAT)	36,740	35,659
PIS/Pasep and Cofins taxes	46,858	62,113
Other recoverable taxes	33,376	33,336
	116,974	131,108
Current liabilities
ICMS (VAT) payable	151,928	113,793
PIS/Pasep and Cofins payable	138,797	136,437
PIS/Pasep and Cofins to be offset against assets	(121,165)	(87,629)
IRRF on JSCP	97,065	90,147
IRRF on JSCP to be offset against IR and CSLL assets	(43,018)	(29,841)
Special Tax Regularization Program - Pert (13.3.1)	45,108	-
Ordinary financing of taxes with the federal tax authorities	63,791	59,558
Other taxes	12,981	12,529
	345,487	294,994
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	179,373	161,336
Pert (13.3.1)	488,563	-
Ordinary financing of taxes with the federal tax authorities	85,054	138,969
TCFRH (a)	53,349	-
Other taxes	3,237	2,841
	809,576	303,146
(a) Fee for Control, Monitoring and Inspection of Activities of Exploitation and Use of Water Resources

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

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

Prepayments or amounts that can be offset are presented in current and noncurrent assets, according to their expected realization.

13.3.1     Special Tax Regularization Program - Pert

Of the total R$533,671 recognized, R$532,644 are related to the balance of Copel DIS.

In June 2016, the Brazilian Federal Revenue Office - RFB issued an understanding through Private Letter Ruling Cosit No. 101/2016, providing guidance that the CVA, currently classified as Sectorial Financial Assets and Liabilities, should be realized when it was recorded (accrual basis) and not through transfer to tariffs (billing basis). According to the RFB, this understanding is based on the signing of the amendment to the concession agreement in December 2014, which currently assures that any residual balance of Sectorial Financial Assets and Liabilities will be indemnified at the end of the concession.

In this context, due to the RFB’s position, which produces effects since December 2014, the Company, which taxed the CVA operations on a billing basis, assessed the benefits offered by the Special Tax Regularization Program - Pert, established by Provisional Measure - MP No., 783/2017 and regulated by Normative Instruction - IN No. 1711/2017, as well as the effect on its financial results and cash flow, decided to join the program in August 2017, thus changing the taxation regime from CVA to accrual basis.

Based on this decision, Copel DIS rectified all accessory obligations from December 2014 to July 2017.

In October 2017, Law 13,496/2017 was enacted as a result of Provisional Measure 783/2017 passed into law, which modified penalty from 40% to 50% and maintained interest rate cut at 80%.

The underpayments made in the period from December 2014 to March 2017 were included in the Pert, with a declaration to the RFB of a debit of R$557,365 (principal amount), relating to PIS, Cofins, IRPJ and CSLL. Considering the benefits of reduction of fine and interest applied on the remaining balance, after payment of 20% of the value of the consolidated debt, total amount adjusted for inflation through August 2017, program joining date, was R$685,904.

				Consolidated debt	Reduction of fine	Debt balance
Tax	Principal	Fine	Interest	before joining Pert (1)	and interest - Pert (2)	(1) - (2)
PIS	29,432	5,886	8,612	43,930	7,866	36,064
Cofins	135,614	27,123	39,678	202,415	36,242	166,173
IRPJ	286,528	57,306	89,814	433,648	80,404	353,244
CSLL	105,791	21,158	33,159	160,108	29,685	130,423
	557,365	111,473	171,263	840,101	154,197	685,904

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The payment of the taxes included in the Pert is made as follows:

•         Cash payment of 20% of the debit (without the reductions provided for in the Pert), in 5 installments of R$33,604, payable from August 2017. From September 2017, this amount started to be adjusted for inflation at the Selic rate.

•         Beginning in January 2018, the payment of the debt balance starts, in 145 installments of R$3,572. The amount of the installment will be adjusted for inflation at the Selic rate.

Thus, the benefits earned by the Company for joining the program totaled R$154,197 relating to reduction of fine and interest.

Regarding overpayments made in the period from December 2014 to July 2017, considering the change of the taxation regime from CVA to the accrual basis, pursuant to Private Letter Ruling Cosit No. 101/2016, Copel DIS declared to RFB credits relating to PIS, Cofins, IRPJ and CSLL, as shown in the table below:

Tax	Principal	Interest	Total
PIS	40,379	6,716	47,095
Cofins	185,134	30,803	215,937
IRPJ	369,900	50,219	420,119
CSLL	164,996	23,310	188,306
	760,409	111,048	871,457

The amounts of these credits have been used for offsets of federal taxes and their balance will be adjusted for inflation monthly by the Selic rate.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.4    Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	12.31.2017	12.31.2016 Restated	12.31.2015 Restated
Income before IRPJ and CSLL	1,392,941	1,394,162	1,693,794
IRPJ and CSLL (34%)	(473,600)	(474,015)	(575,890)
Tax effects on:
Equity in income	36,555	66,899	21,882
Interest on own capital	90,440	96,202	67,320
Dividends	497	838	572
Non deductible expenses	(26,292)	(11,624)	(13,706)
Tax incentives	14,973	16,567	18,757
Unrecognized income and social contribution tax loss carry-forwards	(5,645)	-	-
Setting up and/or offset of income tax and social contribution losses of prior years	90,804	-	(909)
Difference between the calculation bases of deemed profit and taxable profit	(19,680)	(114,149)	(15,302)
Others	17,262	(100,408)	(34,953)
Current IRPJ and CSLL	(379,943)	(589,322)	(698,023)
Deferred IRPJ and CSLL	105,257	69,632	165,794
Effective rate - %	19.7%	37.3%	31.4%

14      Prepaid Expenses

	12.31.2017	12.31.2016
Risk premium - GSF renegotiation (14.1)	28,033	40,909
Others	24,518	23,770
	52,551	64,679
Current	39,867	39,096
Noncurrent	12,684	25,583

14.1    GSF (Generation Scaling Factor) renegotiation

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

For the years ended December 31, 2017, 2016 and 2015

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

On December 23, 2015, following analysis of reallocation conditions in the ACR and ACL, Copel GeT and Elejor filed a request for renegotiation of hydrological risk in ACR of HPPs Mauá, Foz do Areia, Santa Clara and Fundão, which was consented through Decisions No. 84/2016 and 43/2016.

In accordance with Hydrological Risk Renegotiation Term and previously mentioned regulations, the companies acquired the right to partially recover cost with GSF in 2015, in the amount of R$33.55 per average MW for SP100 product class, based on the risk premium contracted by them.

The amounts originally recognized on the renegotiation of the hydrological risk were as follows:

Power Plant	Physical guarantee (Average MW )	Eligible amount of energy (Average MW )	Amortization period of prepaid expenses	Grant extension period (intangible asset)	Asset value to recover as renegotiation of GSF	Value of prepaid expenses to amortize with future risk premium	Value of intangible assets amortization over the concession period
Mauá	100.827	97.391	01.01.2016 to 06.30.2020	not applicable	28,623	28,623	-
Foz do Areia	576.000	226.705	01.01.2016 to 12.31.2016	05.24.2023 to 09.17.2023	66,628	17,222	49,406
Santa Clara and Fundão	135.400	134.323	01.01.2016 to 04.22.2019	10.25.2036 to 05.28.2037	39,369	30,326	9,043
		458.419			134,620	76,171	58,449

A breakdown of these items as at 12.31.2017 is presented below:

	Balance as of January 1, 2016	Amortization	Transfers	Balance as of December 31, 2016	Amortization	Transfers	Balance as of December 31, 2017
Risk premium - current asset	23,313	(32,679)	24,825	15,459	(12,876)	12,876	15,459
Risk premium - noncurrent asset	25,340	-	110	25,450	-	(12,876)	12,574
Intangible	30,807	(4,493)	26,872	53,186	(7,441)	-	45,745
Liability deduction with CCEE	55,160	(3,353)	(51,807)	-	-	-	-
	134,620	(40,525)	-	94,095	(20,317)	-	73,778
Risk premium to be amortized - prepaid expenses	76,171			40,909			28,033
Grant extension period - intangible	58,449			53,186			45,745

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15      Receivables from Related Parties

	12.31.2017	12.31.2016
Controlling shareholders
State of Paraná (15.1)	130,417	155,141

Joint Ventures
Voltalia São Miguel do Gostoso (15.2)	38,169	28,968
Structure sharing	405	-
	168,991	184,109
Current	38,835	28,968
Noncurrent	130,156	155,141

15.1    State of Paraná

15.1.1     Credit related to Luz Fraterna Program, R$115,890 (R$115,890 as of 12.31.2016)

The transfer of the receivables from the Luz Fraterna account (Note 37.a) of Copel DIS to Copel was suspended from the second half of 2015, considering Decree No. 2,789/2015, which created the possibility of using presumed ICMS (VAT tax) credits for the settlement of invoices referring to this program. In addition, State Law No. 18,875, dated 09.27.2016 authorized the State of Paraná to pay in installments the debts due and unpaid to Copel relating to services rendered up to the date of publication of said Law.

On March 23, 2018, the State of Paraná settled the balance of R$115,890.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15.1.2     Credit referring to 2014 World Cup construction work, R$14,266 (R$14,266 as of 12.31.2016)

Copel’s executive board, through the 2,119th Meeting, of July 28, 2014, approved the transfer of credit rights on costs related to mobility projects for FIFA 2014 World Soccer Cup made by Copel DIS and under the responsibility of the Paraná State government.

ANEEL agreed to the transaction through order No. 3,483/2015 and a Credit Assignment Agreement that transfers Copel DIS rights to Copel was executed.

In addition, State Law No. 18,875, dated September 27, 2016, authorized the State of Paraná to pay debts due and unpaid to Copel relating to services rendered up to the date of publication of said Law. Considering this legal provision, Management is in the negotiation phase to define the terms of the settlement of this balance.

15.1.3     Credit referring to Programa Morar Bem, R$261 (R$24,985 as of 12.31.2016)

Programa Morar Bem Paraná, established by Decree No. 2,845/2011, is an agreement between Paraná State, Companhia de Habitação do Paraná (Cohapar) and Copel DIS, and is managed by Cohapar. Copel DIS main attributions in this agreement are comprised of the construction of electric power distribution networks and housing project consumer unit service connections.

State Law No. 18,875, dated September 27, 2016, authorized the State of Paraná to pay in installments the debts overdue and not paid to Copel DIS relating to services rendered up to the date of publication of said Law. Considering this legal provision, the State of Paraná settled the debt on December 18, 2017. Continuing the provision of services, the balance changed to R$261, fully received in March 2018.

15.2    Voltalia São Miguel do Gostoso Participações S.A. - Loan

On May 14, 2015, a loan agreement was signed between Copel (lender) and Voltalia São Miguel do Gostoso Participações S.A. (borrower), with retroactive effects as from February 6, 2015, aiming at providing working capital for financing the borrower’s activities and business. The limit of R$29,400 was established, plus IOF and interest of 111.5% of the CDI. The initial term of two years was changed to February 6, 2018, the date on which the contract was settled. Of the limit approved, the borrower used R$27,950 and recognized finance income of R$3,513 in 2017 (R$3,509 in 2016).

16      Other Temporary Investments

				Stock exchange		Stock exchange
		Shares		quotation		quotation
Investment	Investor	(quantity)	Type	per share (R$)	12.31.2017	per share (R$)	12.31.2016
Companhia de Saneamento do Paraná - Sanepar (16.1)	Copel	36,343,267	Preferred	-	-	10.75	390,690
Other investments	Copel				18,727		17,607
					18,727		408,297

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.1    Joining the Sanepar’s Units Program and public offering of Units

On November 17, 2017, Copel requested the conversion of shares and for joining Sanepar’s Units Program, which occurred on November 21, 2017. The units held by Copel and Copel Energia are composed by one common share and four preferred shares issued by Sanepar.

Copel, holder of 36,343,267 preferred shares issued by Sanepar, requested the conversion of 7,268,655 into common shares and the formation of 7,268,653 Units. Copel Energia, in turn, holder of 7,956,306 common shares issued by Sanepar acquired on March 13, 2017 (Note 18.5), requested the conversion of 6,365,044 into preferred shares and the formation of 1,591,261 Units.

On December 21, 2017, the bookbuilding of the secondary public offering with restricted placement efforts of Units issued by Sanepar was concluded, setting the price to R$55.20 per Unit. Copel and Copel Energia participated as sellers and sold all their Units, consequently receiving cash proceeds of R$484,608.

The settlement of the Restrictive Public Offering occurred on December 18, 2017. The gain from this transaction totaled R$28,650 (Note 33.6).

17      Judicial Deposits

	12.31.2017	12.31.2016
Taxes claims	337,909	433,880
Labor claims	120,463	149,968
.
Civil
Suppliers	-	7,680
Civil	110,495	51,482
Easements	6,114	6,679
Customers	2,522	3,197
	119,131	69,038
.
Others	5,026	4,717
	582,529	657,603

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18      Investments

18.1    Changes in investments

	Balance as of January 1, 2017 Restated	Equity	Investment/ Advance for future capital increase	Amorti- zation	Proposed dividends and JCP	Other (a)	Balance as of December 31, 2017
Joint Ventures (18.3)
Dominó Holdings (18.4)	81,526	(568)	-	-	(5,144)	(75,814)	-
Voltalia São Miguel do Gostoso I	75,563	(565)	-	-	-	-	74,998
Voltalia São Miguel do Gostoso - authorization rights	11,140	-	-	(367)	-	-	10,773
Paraná Gás	37	(34)	-	-	-	-	3
Costa Oeste	37,232	(2,566)	-	-	(1,020)	-	33,646
Marumbi	94,878	(9,537)	-	-	-	-	85,341
Transmissora Sul Brasileira	69,369	(5,009)	-	-	-	-	64,360
Caiuá	60,057	(4,020)	-	-	-	-	56,037
Integração Maranhense	122,253	(8,852)	-	-	-	-	113,401
Matrinchã	792,069	57,376	-	-	(13,626)	-	835,819
Guaraciaba	398,969	25,377	-	-	(6,026)	-	418,320
Paranaíba	147,213	17,020	2,082	-	(4,042)	-	162,273
Mata de Santa Genebra	232,240	19,477	210,920	-	(3,263)	-	459,374
Cantareira	161,855	3,879	35,205	-	(921)	-	200,018
	2,284,401	91,978	248,207	(367)	(34,042)	(75,814)	2,514,363
Associates
Dona Francisca Energética (18.5)	32,766	8,876	-	-	(11,821)	-	29,821
Foz do Chopim Energética (18.5)	13,967	6,645	-	-	(7,528)	-	13,084
Dominó Holdings	-	4	-	-	-	2,453	2,457
Other	12,016	(5,764)	36	2,872	-	396	9,556
	58,749	9,761	36	2,872	(19,349)	2,849	54,918
Investment property	1,362	-	-	-	-	-	1,362
	2,344,512	101,739	248,243	2,505	(53,391)	(72,965)	2,570,643
(a) Of the total amount of R$75,814, R$73,361 refers to capital decrease and R$2,453 refers to the change in the investment of a Joint venture to an Associate.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Balance as of January 1, 2016 Restated	Equity	Equity valuation adjustments	Investment Advance for future capital increase	Amorti- zation	Proposed dividends and JCP	Other	Balance as of December 31, 2016
Joint Ventures (18.3)
Dominó Holdings (a)	242,652	37,492	(375)	-	-	(123,260)	(74,983)	81,526
Voltalia São Miguel do Gostoso I	72,249	4,345	-	-	-	(1,031)	-	75,563
Voltalia São Miguel do Gostoso - authorization rights	11,507	-	-	-	(367)	-	-	11,140
Paraná Gás	106	(69)	-	-	-	-	-	37
Costa Oeste	32,631	7,372	-	-	-	(2,771)	-	37,232
Marumbi	75,914	16,188	-	3,520	-	(744)	-	94,878
Transmissora Sul Brasileira	67,563	1,806	-	-	-	-	-	69,369
Caiuá	51,271	8,143	-	-	-	643	-	60,057
Integração Maranhense	104,286	15,934	-	1,569	-	464	-	122,253
Matrinchã	697,912	41,910	-	67,345	-	(15,098)	-	792,069
Guaraciaba	298,794	11,194	-	90,564	-	(1,583)	-	398,969
Paranaíba	100,726	12,847	-	36,691	-	(3,051)	-	147,213
Mata de Santa Genebra	26,903	(2,578)	-	207,915	-	-	-	232,240
Cantareira	60,105	5,155	-	97,431	-	(836)	-	161,855
	1,842,619	159,739	(375)	505,035	(367)	(147,267)	(74,983)	2,284,401
Associates
Sanepar (b)	311,679	43,120	(479)	-	-	(19,372)	(334,948)	-
Dona Francisca Energética (18.5)	32,234	7,901	-	-	-	(7,369)	-	32,766
Foz do Chopim Energética (18.5)	15,574	10,675	-	-	-	(12,282)	-	13,967
Other	9,905	(55,024)	-	57,135	-	-	-	12,016
	369,392	6,672	(479)	57,135	-	(39,023)	(334,948)	58,749
Other investments	20,473	-	570	-	-	-	(19,681)	1,362
	2,232,484	166,411	(284)	562,170	(367)	(186,290)	(429,612)	2,344,512
(a) The amount of (R$74,983) refers to the capital reduction of the investee.
(b) Transfer to Other temporary investments at 11.24.2016

	Balance as of January 1, 2015	Equity	Equity valuation adjustments	Investment/ Advance for future capital increase	Proposed dividends and JCP	Amortization	Balance as of December 31, 2015 Restated
Joint Ventures
Dominó Holdings	225,334	24,767	8,625	-	(16,074)	-	242,652
Voltalia São Miguel do Gostoso I	52,421	(99)	-	20,055	(128)	-	72,249
Voltalia São Miguel do Gostoso - authorization rights	11,693	-	-	-	-	(186)	11,507
Paraná Gás	-	(8)	-	114	-	-	106
Costa Oeste	23,924	7,506	-	2,983	(1,782)	-	32,631
Marumbi	63,747	13,056	-	2,211	(3,100)	-	75,914
Transmissora Sul Brasileira	73,291	(6,393)	-	665	-	-	67,563
Caiuá	44,761	8,579	-	-	(2,069)	-	51,271
Integração Maranhense	91,835	14,348	-	2,352	(4,249)	-	104,286
Matrinchã	443,262	327	-	254,323	-	-	697,912
Guaraciaba	145,979	(17,136)	-	169,951	-	-	298,794
Paranaíba	68,308	3,018	-	29,400	-	-	100,726
Mata de Santa Genebra	26,151	(2,004)	-	2,756	-	-	26,903
Cantareira	15,273	1,550	-	43,650	(368)	-	60,105
	1,285,979	47,511	8,625	528,460	(27,770)	(186)	1,842,619
Associates
Sanepar	282,311	34,720	11,035	-	(16,387)	-	311,679
Dona Francisca Energética	53,908	(1,077)	-	-	(20,597)	-	32,234
Foz do Chopim Energética	14,907	11,996	-	-	(11,329)	-	15,574
Other	2,567	(5,560)	-	12,898	-	-	9,905
	353,693	40,079	11,035	12,898	(48,313)	-	369,392
Other investments	20,478	-	(5)	-	-	-	20,473
	1,660,150	87,590	19,655	541,358	(76,083)	(186)	2,232,484

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.2    Subsidiaries with non-controlling interest

18.2.1     Summarized financial information

	Compagás		Elejor		UEG Araucária
	12.31.2017	12.31.2016	12.31.2017	12.31.2016	12.31.2017	12.31.2016 Restated	01.01.2016 Restated

ASSETS	632,910	526,477	675,450	708,688	507,060	529,251	944,521
Current assets	151,966	135,292	77,216	76,231	99,101	162,814	563,018
Noncurrent assets	480,944	391,185	598,234	632,457	407,959	366,437	381,503
LIABILITIES	632,910	526,477	675,450	708,688	507,060	529,251	944,521
Current liabilities	147,743	180,133	164,574	142,222	38,386	62,253	173,420
Noncurrent liabilities	87,409	46,716	449,149	486,765	22,470	20,422	16,847
Equity	397,758	299,628	61,727	79,701	446,204	446,576	754,254
STATEMENT OF INCOME
Operating revenues	515,563	542,822	291,597	263,686	129,084	57,432	1,434,180
Operating costs and expenses	(309,213)	(534,817)	(93,230)	(96,321)	(121,883)	(259,324)	(1,120,473)
Financial results	(25,612)	(1,422)	(54,254)	(93,717)	5,302	18,499	(49,186)
Equity in income of subsidiaries	-	-	-	-	(5,777)	(55,284)	(4,955)
Income tax and social contribution	(66,785)	(1,632)	(47,893)	(24,525)	(7,098)	46,358	(120,692)
Net income (loss)	113,953	4,951	96,220	49,123	(372)	(192,319)	138,874
Other comprehensive income	(251)	132	-	-	-	-	-
Total comprehensive income	113,702	5,083	96,220	49,123	(372)	(192,319)	138,874

STATEMENTS OF CASH FLOWS
Cash flows from operational activities	83,661	32,714	143,911	104,136	(86,840)	65,203	374,658
Cash flows from investiment activities	(14,268)	(25,975)	(1,461)	(1,465)	118,460	21,587	7,904
Cash flows from financing activities	(20,623)	(751)	(143,028)	(105,843)	-	(200,000)	(252,670)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	48,770	5,988	(578)	(3,172)	31,620	(113,210)	129,892
Cash and cash equivalents at the beginning of the year	35,309	29,321	38,483	41,655	19,644	132,854	2,962
Cash and cash equivalents at the end of the year	84,079	35,309	37,905	38,483	51,264	19,644	132,854
CHANGE IN CASH AND CASH EQUIVALENTS	48,770	5,988	(578)	(3,172)	31,620	(113,210)	129,892

18.2.2     Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2015	136,233	25,445	190,413	352,091
Income for the year	11,304	12,937	27,775	52,016
Other comprehensive income	495	-	-	495
Dividends	(3,128)	(16,182)	(67,339)	(86,649)
Balance as of December 31, 2015- restated	144,904	22,200	150,849	317,953
Income (loss) for the year - restated	2,425	14,736	(38,461)	(21,300)
Other comprehensive income	65	-	-	65
Deliberation of additional dividends proposed	-	-	(23,072)	(23,072)
Distribution of dividends with retained earnings	-	(9,342)	-	(9,342)
Dividends	(576)	(3,684)	-	(4,260)
Balance as of December 31, 2016 - restated	146,818	23,910	89,316	260,044
Income (loss) for the year	55,837	28,866	(74)	84,629
Other comprehensive income	(123)	-	-	(123)
Deliberation of additional dividends proposed	-	(11,053)	-	(11,053)
Dividends	(7,631)	(23,205)	-	(30,836)
Balance as of December 31, 2017	194,901	18,518	89,242	302,661

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.3    Total balances of the groups of assets, liabilities, net income and share in commitments and contingent liabilities of the main joint ventures

	Voltalia	Costa Oeste	Marumbi	Transmissora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
12.31.2017
.
ASSETS	155,272	99,028	162,155	659,464	230,743	466,783	2,774,973	1,428,247	1,698,213	1,722,063	952,670
Current assets	2,141	7,791	10,314	56,604	22,895	44,594	297,331	139,920	233,065	107,568	6,046
Cash and cash equivalents	3	2,685	1,949	25,547	1,626	2,224	116,256	34,364	29,066	96,244	5,169
Other current assets	2,138	5,106	8,365	31,057	21,269	42,370	181,075	105,556	203,999	11,324	877
Noncurrent assets	153,131	91,237	151,841	602,860	207,848	422,189	2,477,642	1,288,327	1,465,148	1,614,495	946,624
.
LIABILITIES	155,272	99,028	162,155	659,464	230,743	466,783	2,774,973	1,428,247	1,698,213	1,722,063	952,670
Current liabilities	2,214	3,817	6,386	220,845	23,608	71,563	140,515	71,818	124,764	12,630	9,706
Financial liabilities	-	3,124	5,220	212,618	7,427	13,240	48,686	32,627	53,317	-	-
Other current liabilities	2,214	693	1,166	8,227	16,181	58,323	91,829	39,191	71,447	12,630	9,706
Noncurrent liabilities	-	29,239	49,093	116,818	92,774	163,790	928,706	502,713	911,107	792,519	534,764
Financial liabilities	-	24,751	38,651	106,174	64,081	103,755	712,198	388,806	638,779	703,897	439,192
Other noncurrent liabilities	-	4,488	10,442	10,644	28,693	60,035	216,508	113,907	272,328	88,622	95,572
Equity	153,058	65,972	106,676	321,801	114,361	231,430	1,705,752	853,716	662,342	916,914	408,200

STATEMENT OF INCOME
Net operating income	-	11,837	19,498	53,374	(2,904)	(14,460)	403,891	208,444	320,302	588,123	392,766
Operating costs and expenses	(113)	(15,765)	(29,086)	(63,752)	(5,194)	(4,245)	(183,660)	(93,369)	(150,984)	(434,779)	(347,771)
Financial results	9	(1,841)	(3,140)	(26,994)	(6,017)	(9,070)	(47,331)	(36,981)	(59,132)	(94,512)	(35,207)
Equity in income of subsidiaries	(1,048)	-	-	-	-	-	-	-	-	-	-
Income tax and social contribution	-	737	807	12,330	5,908	9,709	(55,808)	(26,303)	(40,717)	(19,955)	(1,871)
Net income (loss)	(1,152)	(5,032)	(11,921)	(25,042)	(8,207)	(18,066)	117,092	51,791	69,469	38,877	7,917
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income	(1,152)	(5,032)	(11,921)	(25,042)	(8,207)	(18,066)	117,092	51,791	69,469	38,877	7,917
Investment interest - %	49.0	51.0	80.0	20.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	74,998	33,646	85,341	64,360	56,037	113,401	835,819	418,320	162,273	459,374	200,018

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

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
(a) Balances adjusted to accounting practices.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

As at December 31, 2017, Copel's interest in the commitments assumed from its joint ventures is equivalent to R$141,744 (R$503,546 as at December 31, 2016) and in contingent liabilities is equivalent to R$38,218 (R$834 as at December 31, 2016).

18.4    Dominó Holdings S.A.

At the Extraordinary General Meeting held on March 13, 2017, the shareholders approved the capital reduction of Dominó Holding, without cancellation of shares, through the delivery of all common shares issued by Sanepar, owned by Dominó Holdings, in the proportion of its interests. As a consequence, Copel Energia became the direct holder of 7,956,306 common shares of Sanepar, measured at their fair value at R$73,361, determined based on the discounted cash flow method. These shares were settled on December 18, 2017, as per Note 16.1.

18.5    Total balances of the groups of assets, liabilities, net income and share in contingent liabilities of the main associates

	Dona Francisca		Foz do Chopim
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
ASSETS	138,079	151,563	61,163	48,937
Current assets	10,304	19,311	21,553	11,043
Noncurrent assets	127,775	132,252	39,610	37,894
.
LIABILITIES	138,079	151,563	61,163	48,937
Current liabilities	4,144	5,306	1,808	2,336
Noncurrent liabilities	4,443	3,982	22,776	7,553
Equity	129,492	142,275	36,579	39,048
.
STATEMENT OF INCOME
Net operating income	70,716	70,208	40,441	40,762
Operating costs and expenses	(30,379)	(34,074)	(21,124)	(10,130)
Financial income (expense)	835	1,453	809	795
Income tax and social contribution	(2,632)	(3,275)	(1,547)	(1,580)
Net income	38,540	34,312	18,579	29,847
Other comprehensive income	-	-	-	-
Total comprehensive income	38,540	34,312	18,579	29,847
Investment interest - %	23.0303	23.0303	35.77	35.77
Investment book value	29,821	32,766	13,084	13,967

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

As at December 31, 2017, Copel's interest in the contingent liabilities of its associates is equivalent to R$58,194 (R$55,565 as at December 31, 2016).

19      Property, plant and equipment

The Company records assets used in administrative and commercial facilities for generation of electric power and telecommunication services in property, plant and equipment. Investments in electric power transmission and distribution and in piped gas distribution are recorded in financial assets and/or intangible assets as per IAS 38, IFRIC 12 (Notes 4.3.9 and 4.6).

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19.1    Property, plant and equipment by asset class

		Accumulated			Accumulated
	Cost	depreciation	12.31.2017	Cost	depreciation	12.31.2016
In service
Reservoirs, dams and aqueducts	6,638,348	(4,071,621)	2,566,727	6,595,895	(3,912,383)	2,683,512
Machinery and equipment	5,320,736	(2,654,801)	2,665,935	5,309,674	(2,645,702)	2,663,972
Buildings	1,500,144	(989,221)	510,923	1,498,841	(954,470)	544,371
Land	277,665	(15,287)	262,378	277,112	(12,351)	264,761
Vehicles and aircraft	59,101	(48,759)	10,342	60,914	(45,243)	15,671
Furniture and tools	16,990	(11,476)	5,514	16,771	(10,989)	5,782
(-) Provision for impairment (19.9)	(4,986)	-	(4,986)	(77,318)	-	(77,318)
(-) Special Obligations	(56)	18	(38)	(56)	10	(46)
	13,807,942	(7,791,147)	6,016,795	13,681,833	(7,581,128)	6,100,705

In progress
Cost	5,023,013	-	5,023,013	3,969,703	-	3,969,703
(-) Provision for impairment (19.9)	(1,210,358)	-	(1,210,358)	(1,136,105)	-	(1,136,105)
	3,812,655	-	3,812,655	2,833,598	-	2,833,598
	17,620,597	(7,791,147)	9,829,450	16,515,431	(7,581,128)	8,934,303

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19.2    Changes in property, plant and equipment

	Balance as of January 1, 2017	Additions / (Reversal) of impairment	Depreciation	Loss on disposal	Transfers	Balance as of December 31, 2017
In service
Reservoirs, dams and aqueducts	2,683,512	-	(144,484)	(2,160)	29,859	2,566,727
Machinery and equipment	2,663,971	-	(188,988)	(37,685)	228,637	2,665,935
Buildings	544,372	-	(36,347)	(773)	3,671	510,923
Land	264,761	-	(2,935)	(3)	555	262,378
Vehicles and aircraft	15,671	-	(5,492)	(6)	169	10,342
Furniture and tools	5,782	-	(803)	(12)	547	5,514
(-) Provision for impairment (19.9)	(77,318)	72,332	-	-	-	(4,986)
(-) Special Obligations	(46)	-	8	-	-	(38)
	6,100,705	72,332	(379,041)	(40,639)	263,438	6,016,795
In progress
Cost	3,969,703	1,318,336	-	(23,869)	(241,157)	5,023,013
(-) Provision for impairment (19.9)	(1,136,105)	(74,253)	-	-	-	(1,210,358)
	2,833,598	1,244,083	-	(23,869)	(241,157)	3,812,655
	8,934,303	1,316,415	(379,041)	(64,508)	22,281	9,829,450

	Balance as of January 1, 2016	Additions	Depreciation	Loss on disposal	Transfers	Balance as of December 31, 2016
In service
Reservoirs, dams and aqueducts	2,830,290	-	(142,986)	(555)	(3,237)	2,683,512
Machinery and equipment	2,855,110	-	(185,254)	(11,143)	5,259	2,663,972
Buildings	581,554	-	(37,246)	(1,971)	2,034	544,371
Land	267,623	-	(2,935)	(7)	80	264,761
Vehicles and aircraft	20,205	-	(4,861)	(142)	469	15,671
Furniture and tools	6,236	-	(835)	(4)	385	5,782
(-) Provision for impairment (19.9)	(15,095)	(62,223)	-	-	-	(77,318)
(-) Special Obligations	(14)	-	8	-	(40)	(46)
	6,545,909	(62,223)	(374,109)	(13,822)	4,950	6,100,705
In progress
Cost	2,851,078	1,301,856	-	(13,580)	(169,651)	3,969,703
(-) Provision for impairment (19.9)	(704,305)	(431,800)	-	-	-	(1,136,105)
	2,146,773	870,056	-	(13,580)	(169,651)	2,833,598
	8,692,682	807,833	(374,109)	(27,402)	(164,701)	8,934,303

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

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

With the expiration of SHP Rio dos Patos, HPP GPS and HPP Mourão concessions, investments subject to indemnity were transferred to account “Accounts receivable related to the concession extension”, considering the right to indemnity (Note 11).

Also in relation to current regulation, the concessionaire must request the extension of the concession in advance of up to 60 months before the term end of hydroelectric power generation plants, and of up to 24 months for thermoelectric plants.

Current regulatory framework also determines that, if the concessionaire opts to extend the concession, the Granting Authority may advance the effects of the extension by up to 60 months from the final agreement term or the concession term, defining the initial tariff.

If the concession period is not extended, the Concession Grantor will open an auction or bid for a concession period of up to 30 years, considering as bid winner, the lowest tariff value and the highest offer to pay onerous grant.

Both in cases of early extension as new bid for a new concession term, Management understands it has an assured contractual right to receive an indemnity of the assets related to the public service concessions, based on the new replacement value (VNR), that will consider accumulated depreciation and amortization as of the date of initial operation of the facility.

Decree 9,271, published on January 25, 2018, allows the Federal Government to grant a new concession agreement for an additional 30-years period to the company winning the bid for privatization of electric power public service concession. For this purpose, the project should be privatized at least 60 months before the end of the concession. In addition, the project will have its regime changed from economic operation to Independent Power Generation and will have an amount payable for the Grant Bonus.

19.4    Average depreciation rates

Average rate of depreciation (%)	31.12.2017	31.12.2016
Generation
General equipment	6.33	6.31
Machinery and equipment	3.59	2.29
Generators	3.21	3.04
Reservoirs, dams and ducts	2.11	2.13
Hydraulic turbines	2.61	2.57
Gas and steam turbines	2.30	2.30
Water cooling and treatment	4.00	3.99
Gas conditioner	4.00	3.66
Wind power plant unit	3.85	3.85
Central management
Buildings	3.33	3.33
Machinery and office equipment	6.25	6.25
Furniture and fixtures	6.25	6.25
Vehicles	14.29	14.29
Telecommunications
Transmission equipment	6.36	6.90
Terminal equipment	12.09	13.41
Infrastructure	7.45	7.43

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

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

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19.5    Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during 2017 amounted to R$2,297, at an average rate of 0.09% p.a. (R$7,142, at an average rate of 0.26% p.a., during 2016).

19.6    HPP Colíder

On July 30, 2010, at the ANEEL Auction of Power from New Projects 003/10, Copel GeT won the rights to the concession of the Colíder Hydroelectric Power Plant, valid for 35 years from the date of signature of Concession Agreement No. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project will comprise a main powerhouse of 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support and the signed financing agreement amounted to R$1,041,155 (Note 23). Until December 31, 2017, the financing amount of R$975,108 was released.

Due to acts of God and force majeure, such as fire at the construction site, and public power acts that created difficulties involving environmental licenses, among other setbacks, such as delays in delivery of equipment, in electromechanical assembly services and in the construction of the transmission line of the power plant, the project timeframe was adversely affected, leading to postponement of the commercial generation of the power plant, whose first generating unit is expected to be operational by June 2018, whilst the third and last one is expected by November 2018. As a result of these events, a balance of estimated losses on impairment of assets is recorded as shown in Note 19.9.

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$103.40/MWh, as of July 1, 2010, adjusted according to the variation of IPCA inflation index to R$163.41 as of December 31, 2017. 125 averages MW were sold, for supply starting on January 2015, for 30 years. Copel GeT submitted an application to ANEEL to exclude its responsibility, so that the obligation to supply energy could be postponed. In a first judgment, the request was not accepted, Copel GeT filed an application for reconsideration of the decision, which was also denied on March 14, 2017. Not agreeing with the decision, Copel GeT filed again an application for reconsideration, which was definitely denied on July 4, 2017 Copel GeT filled a lawsuit in the court on December 18, 2017, requesting the reversal of the decision of the Agency, and it was granted, in April 2018, the request for the anticipation of guardianship with the preliminary effect for postponement of the supply of energy sold.

Copel GeT has complied with its commitments of energy supply as follows:

•         From January 2015 to May 2016 - with energy surpluses not contracted in its other plants;

•         From June 2016 to December 2018 - with partial reduction, in June 2016, through a bilateral agreement; and from July 2016 to December 2018, with reduction of all supply contracts of the CCEARs - Energy Trading Agreement in the Regulated Environment, through a bilateral agreement and participation in the New Energy and Decrease Clearing Facility (“Mecanismo de Compensação de Sobras e Déficits de Energia Nova - MCSD-EN”).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

On July 14, 2017, the assured power of the project was revised by MME Ordinance No. 213/SPE, going to 178.1 average MW, after full set-up.

At December 31, 2017, the expenditures incurred on HPP Colíder presented a balance of R$2,197,630.

19.7    Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the participations of Copel GeT in consortiums are shown below:

	Share	Annual average
Joint operations	Copel GeT (%)	depreciation rate (%)	12.31.2017	12.31.2016
In service
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	51.0		859,917	859,917
(-) Accumulated depreciation		3.43	(147,086)	(117,625)
			712,831	742,292
In progress
HPP Baixo Iguaçu (19.7.1)	30.0		640,178	390,420
			640,178	390,420
			1,353,009	1,132,712

19.7.1     Consórcio Empreendedor Baixo Iguaçu - Cebi

The purpose of the consortium is to build and operate the project known as Baixo Iguaçu Hydroelectric Plant, with minimum installed capacity of 350.20 MW and physical guarantee revised to 171.3 MW. The plant is located on the Iguaçu River between the municipalities of Capanema and Capitão Leônidas Marques, and between the Governador José Richa Hydroelectric Plant and the Iguaçu National Park, in the State of Paraná.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The start of commercial operation of the three units is scheduled for the fourth quarter of 2018. The previous schedule has been changed due to the suspension of the Installation License, as per the decision of the Federal Court of the 4th Region (TRF-RS), held on June 16, 2014, that stopped the construction work as of July of that year. In March 2015, a decision authorizing the Company to resume construction work was published. However, Instituto Chico Mendes de Conservação da Biodiversidade - ICMBio imposed additional conditions for granting an environmental license to the Company, which prevented it from resuming construction work. Cebi sent IAP - Environmental Institute of Paraná the information necessary for those conditions to be met and in August 2015 the license was issued. Having obtained the IAP license, and after technical and contractual adjustments required due to the long downtime, the works were resumed on February 2, 2016.

On August 23, 2016, the Company signed the 2nd Amendment to the Concession Agreement with the purpose of formalizing the redefinition of the work schedule, acknowledging in favor of Cebi the exclusion of responsibility for the delay in implementing the project for a period of 756 days, which was considered as an extension of the concession period, which originally was until August 19, 2047 and became September 14, 2049. On November 7, 2017, ANEEL acknowledged through the Authorization No. 3,770 an additional period of 46 days for exclusion of responsibility relating to the recurring invasions of the construction site, between May and October 2016.

The constructions and electromechanical assembly of the powerhouse enabled the installation/positioning of important parts of the turbine-generator set, in October and November 2017. The river diversion to enable the last phase of the construction is scheduled to be carried out in May 2018.

19.8    Cutia wind farm project

The largest Copel wind farm called Cutia is under construction, and is divided into two large complexes:

•         Cutia Complex: composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste) with 180.6 MW of total installed capacity, 71.4 average MW of assured power, all located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 6th Reserve Auction that was held on October 31, 2014, at an average historical price of R$144.00/MWh, inflation adjusted according to the variation of the IPCA to R$176,64 as of December 31, 2017, and the forecast for commercial generation of these farms is scheduled for July 2018; and

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•         Bento Miguel Complex: composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with a total installed capacity of 132.3 MW, 58.1 average MW assured power, all also located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 20th New Energy Auction that was held on November 28, 2014, at an average historical price of R$136.97/MWh, inflation adjusted according to the variation of the IPCA to R$167,16 as of December 31, 2017. The initial forecast for commercial generation of these farms is January 2019.

The following are the relevant milestones for the execution of the works from January 2016 to December 2017. In January 2016, the environmental licenses were obtained, beginning the access road runs, bases and assembly platform of the generator set. In April 2016, construction of the Cutia Substation was started, with installed capacity of three 120 MVA transformers and twenty-six 34.0 kV circuits, two circuits for each wind farm. In October 2016, with the advanced stage of construction services in some farms, the first generator sets began to be delivered, and Torres Productive Center began operating, a structure in which precast elements that will constitute the towers of support of the wind turbines are being produced. In January 2017, the process of assembling the towers of the wind turbines began.

As a result of the review of the recoverable amount of these projects, a balance of estimated losses on impairment of assets is recorded as demonstrated in Note 19.9.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19.9    Estimated losses on impairment of generation segment assets

Based on previous indicators of impairment, of assumptions representing the Company management best estimates, of the methodology set forth by IFRIC 12 - Concessions and of measurement of value in use, a number of power plants or cash generating units of the generation segment were tested.

The calculation of the value in use was based on discounted operating cash flows over the time of concessions, maintaining the Company’s current commercial conditions. The rate used to discount the cash flows was set in light of the WACC (Weighted Average Cost of Capital) methodology and CAPM (Capital Asset Pricing Model) methodology for the generation business, considering usual market parameters.

Internal references such as the budget approved by the Company, historical or past data, updating of the timeframe of work and amount of investments for projects in course support the design of key assumptions by Company management. In the same framework, external references such as level of consumption of electric power, expansion of the economic activity in Brasil and the availability of water resources support the key information about estimated cash flows.

Worth noting is that a number of assumptions used by Company management when determining future cash flows can be affected by uncertain events, which, in its turn, may give rise to variation in results. Changes in the political and economic model, for example, may lead to upward trend when projecting country risk-rating, increasing the discount rates used in tests.

All in all, the tests addressed the following key assumptions:

•         Growth compatible with historical data and perspective for the Brazilian economy growth;

•         Specific discount rates (pre-tax and after-tax) for the segments tested, obtained through the methodology usually applied by the market, taking into consideration the weighted average cost of capital;

•         Projected revenue in accordance with the agreements in force, without any expectation for renewal of concession/authorization;

•         Expenses broken into cash generating units, projected in view of the budget approved by the Company; and

•         The Company addressed all its generation projects as independent cash generating units.

The projects with impairment balances recorded at December 31, 2017 are the following:

	Property, Plant and Equipment			Value in use
	Cost	Depreciation	Impairment
Projects
HPP Colíder (a)	2,217,391	(1,859)	(683,021)	1,532,511
Wind power complex Cutia (a)	1,083,474	-	(224,510)	858,964
Wind power complex Bento Miguel (a)	217,121	-	(98,231)	118,890
Consórcio Tapajós (b)	14,464	-	(14,464)	-
Power plants in Paraná (a)	864,761	(59,743)	(195,118)	609,900
	4,397,211	(61,602)	(1,215,344)	3,120,265
(a) Under construction
(b) Project under development

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company reviewed the recoverable amount of property, plant and equipment and, as a result of these analyses, the impairment suffered the following changes:

	Balance as of	Impairment at the year	Balance as of	Impairment at the year	Balance as of
	January 1, 2016		December 31, 2016		December 31, 2017
In service
UEG Araucária (19.9.1)	-	(69,073)	(69,073)	69,073	-
Power plants in Paraná (19.9.2)	(15,095)	6,850	(8,245)	3,259	(4,986)
	(15,095)	(62,223)	(77,318)	72,332	(4,986)
In progress
HPP Colíder (19.9.3)	(642,551)	47,062	(595,489)	(87,532)	(683,021)
Wind power complex Cutia (19.9.4)	-	(232,827)	(232,827)	8,317	(224,510)
Wind power complex Bento Miguel (19.9.4)	-	(81,637)	(81,637)	(16,594)	(98,231)
Consórcio Tapajós	-	(14,464)	(14,464)	-	(14,464)
Power plants in Paraná (19.9.2)	(61,754)	(149,934)	(211,688)	21,556	(190,132)
	(704,305)	(431,800)	(1,136,105)	(74,253)	(1,210,358)
	(719,400)	(494,023)	(1,213,423)	(1,921)	(1,215,344)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19.9.1     UEG Araucária

In 2017 the calculation of value in use considered Company assumptions and budgets, discount rate of 7.66% after tax (8.01% p.a. in 2016), which stems from the WACC methodology for the electric power generation segment, plus additional risk associated with revenue variation. The reversal noted is justified mainly by the review of the discount rate and by the Company’s revised projections as to the expected variable unit cost (CVU) and power delivery.

19.9.2     Power plants of Paraná

In 2017 the calculation of value in use of generation assets in the State of Paraná considered: (i) Company assumptions and budgets; (ii) for power plants in operation, pretax discount rate in constant currency of 8.11% (8.63% p.a. in 2016); and (iii) for power plants under modernization and/or construction, after-tax discount rate in constant currency of 5.35% p.a. (5.70% p.a. in 2016), which stem from the WACC methodology for the electric power generation segment. The reversal noted arises mainly from the review of the discount rate used.

19.9.3     Colíder HPP

In 2017 the calculation of value in use considered Company assumptions and budgets and after-tax discount rate in constant currency of 5.35% p.a. (5.70% p.a. in 2016), which stems from the WACC methodology for the electric power generation segment. This additional provision was recognized mainly in connection with further delays for work completion, as well as increase in CAPEX expected for completion of the project. The current estimate for go-live of the first turbine is June 2018 (in 2016 the tentative date was December 2017).

19.9.4     Cutia and Bento Miguel Wind Farms

In 2017 the calculation of the value in use considered the Company assumptions and budgets and pretax discount rate in constant currency of 7.11% (8.06% p.a. in 2016), which stems from the WACC methodology for the electric power generation segment, adjusted for the specific condition of taxation of those projects. The movements noted are justified mainly by the revision of the discount rate and by the revisions of projections, notably as to the assumption of power available for long-term sale.

As the Cutia Wind Farm is concerned, the reversal noted is justified mainly by the revision of the discount rate and by the revisions of the projected operating costs. The value of the reversal decreased by the change in the expected go-live in July 2018 (in 2016, the tentative date was October 2017).

On the other hand, as the Bento Miguel Wind Farm is concerned, the increase in the provision is driven mainly by the increase in estimated capex for the project. The amount of the provision was reduced by the change in the expectation of go-live beginning October 2018 (in 2016, the tentative date was January 2019).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19.9.5     Cash generating units with no provision for impairment

Most of power plants with no impairment have a recoverable amount above the carrying amount of the PPE. The table below presents the percentage the recoverable amount (“VR”) exceeds carrying amount (“VC”) of PPE, calculated as follows: (recoverable amount / carrying amount -1). Also, the Company performed a sensitivity analysis, increasing the discount rate by 5% and by 10% for impairment risk assessment for each power plant. Based on such analysis, the sole project with an impairment risk is the Voltalia Wind Farm, as follows:

Cash generating unit			VR/VC-1	VR/VC-1	Impairment Risk
	Discount rate	VR/VC-1	(5% Variation)	(10% Variation)
Complexo EOL São Bento	7.11%	55.28%	50.63%	46.22%	-
Complexo EOL Brisa I	7.11%	37.47%	33.37%	29.47%	-
Complexo EOL Brisa II	7.11%	8.26%	4.32%	0.60%	-
Complexo EOL Voltalia (a)	7.11%	0.95%	-1.99%	-4.80%	10,772
Hydric Assets
Foz do Areia	8.11%	422.35%	416.91%	411.56%	-
Segredo	8.11%	229.15%	222.11%	215.32%	-
Caxias	8.11%	192.16%	185.52%	179.11%	-
Guaricana	8.11%	63.71%	61.10%	58.55%	-
Chaminé	8.11%	87.54%	84.92%	82.36%	-
Chopim I	8.11%	149.27%	142.63%	136.28%	-
São Jorge	8.11%	55.49%	53.29%	51.13%	-
Melissa	8.11%	122.19%	116.80%	111.63%	-
Desvio do Rio Jordão	8.11%	229.15%	222.11%	215.32%	-
Palmas	8.11%	72.85%	67.51%	62.44%	-
Elejor	8.11%	172.07%	165.68%	159.59%	-
(a) Impairment value of the Complex as a whole. The write-off of Copel’s impairment loss consists only of the authorization rights on acquisition of R$10,772 thousand (balance at December 31, 2017).

20      Intangible assets

	12.31.2017	12.31.2016
Distribution concession agreement (20.1)	5,750,873	5,513,381
Generation concession agreements/ authorization (20.2)	619,221	663,712
Concession agreement - gas distribution (20.3)	43,888	238,509
Others (20.4)	38,842	44,210
	6,452,824	6,459,812

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

20.1    Distribution concession agreement

.
				Special liabilities
	in service	in progress	in service	in progress	Total
Balance as of January 1, 2016	7,230,163	773,107	(2,830,995)	(40,763)	5,131,512
Acquisitions	-	892,693	-	-	892,693
Customers contributions	-	-	-	(122,809)	(122,809)
Provision for claims added to the cost of the works	-	3,430	-	-	3,430
Transfers for accounts receivable related to concession	(2,230)	(56,740)	-	-	(58,970)
Capitalizations for intangible in service	743,351	(743,351)	(135,104)	135,104	-
Amortization of quotas - concession and authorization (a)	(395,255)	-	121,075	-	(274,180)
Amortization of quotas - PIS/Pasep and Cofins credits	(11,270)	-	-	-	(11,270)
Amortization of quotas appropriated in the cost of the work	(292)	292	-	-	-
Loss on disposal	(27,309)	(19,716)	-	-	(47,025)
Balance as of December 31, 2016	7,537,158	849,715	(2,845,024)	(28,468)	5,513,381
Acquisitions	-	757,709	-	-	757,709
Customers contributions	628	-	(579)	(125,983)	(125,934)
Provision for claims added to the cost of the works	-	(1,587)	-	-	(1,587)
Transfers for accounts receivable related to concession (Note 10.1)	-	(56,853)	-	-	(56,853)
Capitalizations for intangible in service	822,472	(822,472)	(128,351)	128,351	-
Amortization of quotas - concession (a)	(411,575)	-	125,740	-	(285,835)
Amortization of quotas - PIS/Pasep and Cofins credits	(11,014)	-	-	-	(11,014)
Loss on disposal	(29,704)	(12,066)	2,776	-	(38,994)
Balance as of December 31, 2017	7,907,965	714,446	(2,845,438)	(26,100)	5,750,873
(a) Amortization during the concession as of the start of commercial operations of the enterprises or based on the useful life of the assets, of the two the shortest.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In accordance with IFRIC 12 - Accounting concessions, the share of infrastructure that will be used during concession was recorded in intangible assets, composed of the assets of the electricity distribution, net of interests of consumers (special obligations).

Special liabilities comprise customers’ contributions, Federal Government grants, federal, state, and municipal funds, and special credits assigned to the investments in facilities related to a concession.

The amortization of the special liabilities is calculated using the average rate of depreciation of assets that comprises the infrastructure, and the balance of special liabilities contained in intangible assets will be fully amortized over the concession period.

Special obligations are not financial liabilities or shareholder’s credits.

20.2    Generation concession agreement

.
	Concession contract (a)		Concession and
	in service	in progress	authorization rights	Total
Balance as of January 1, 2016	242,298	5,557	416,272	664,127
ANEEL grant - use of public property	-	742	-	742
Renegotiation of hydrological risk - GSF	26,872	-	-	26,872
Amortization of quotas - concession and authorization (a)	(14,890)	-	(13,139)	(28,029)
Balance as of December 31, 2016	254,280	6,299	403,133	663,712
ANEEL grant - use of public property	-	678	-	678
Amortization of quotas - concession and authorization (b)	(17,837)	-	(13,139)	(30,976)
Transfers to property, plant and equipment	-	-	(14,193)	(14,193)
Balance as of December 31, 2017	236,443	6,977	375,801	619,221
(a) Includes the balances of use of public asset and hydrological risk renegotiation.
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

20.3    Concession agreement - gas distribution

.
	in service	in progress	Total
Balance as of January 1, 2016	187,608	119,100	306,708
Acquisitions	-	25,847	25,847
Transfers for accounts receivable related to concession	-	(68,737)	(68,737)
Capitalizations for intangible in service	35,934	(35,934)	-
Amortization of quotas - concession and authorization (a)	(25,251)	-	(25,251)
Loss on disposal	(20)	(38)	(58)
Balance as of December 31, 2016	198,271	40,238	238,509
Acquisitions	-	13,745	13,745
Transfers for accounts receivable related to concession	(154,908)	(24,501)	(179,409)
Capitalizations for intangible in service	10,011	(10,011)	-
Amortization of quotas - concession (a)	(28,753)	-	(28,753)
Loss on disposal	(204)	-	(204)
Balance as of December 31, 2017	24,417	19,471	43,888
(a) Amortization during the concession as of the start of commercial operations of the enterprises or based on the useful life of the assets, of the two the shortest.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

20.4    Other intangible assets

.
	in service	in progress	Total
Balance as of January 1, 2016	22,853	19,876	42,729
Acquisitions	-	10,187	10,187
Transfers from property, plant and equipment	25	341	366
Transfers from investments	-	122	122
Transfers from accounts receivable related to concession	150	-	150
Capitalizations for intangible in service	11,690	(11,690)	-
Amortization of quotas (a)	(8,936)	-	(8,936)
Amortization of quotas - PIS/Pasep and Cofins credits	(57)	-	(57)
Loss on disposal	-	(351)	(351)
Balance as of December 31, 2016	25,725	18,485	44,210
Acquisitions	-	6,932	6,932
Transfers from property, plant and equipment	105	-	105
Capitalizations for intangible in service	5,744	(5,744)	-
Amortization of quotas (a)	(8,809)	-	(8,809)
Amortization of quotas - PIS/Pasep and Cofins credits	(54)	-	(54)
Loss on disposal	(18)	(3,524)	(3,542)
Balance as of December 31, 2017	22,693	16,149	38,842
(a) Annual amortization rate: 20%.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

20.5    Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during 2017 amounted to R$4,497, at an average rate of 0.25% p.y. (R$7,608, at an average rate of 0.41% p.y. during 2016 and R$32,579, at an average rate of 1.78% p.y. in 2015).

21      Payroll, social charges and accruals

	12.31.2017	12.31.2016
Social security liabilities
Taxes and social contribution	49,748	50,016
Social security charges on paid vacation and 13th salary	32,686	35,570
	82,434	85,586
Labor liabilities
Payroll, net	1,796	835
Vacation	106,450	111,021
Profit sharing	68,817	64,814
Voluntary termination	38,642	25,532
Profit sharing	15,828	9
	231,533	202,211
	313,967	287,797

22      Suppliers

	12.31.2017	12.31.2016
Energy supplies	986,689	673,442
Materials and supplies	521,969	399,576
Natural gas for resale	101,026	132,985
Charges for use of grid system	117,362	86,347
	1,727,046	1,292,350
Current	1,683,577	1,255,639
Noncurrent	43,469	36,711

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23      Loans and Financing

			Issue	Number of	Final	Annual rate p.y.	Finance
	Contracts	Company	Date	installment	maturity	(interest + commission)	charges	Principal	12.31.2017	12.31.2016
Foreign currency
National Treasury Department - STN
(Secretaria do Tesouro Nacional)
(1)	Par Bond	Copel	05.20.1998	1	04.11.2024	6.0% + 0.20%	Half-yearly	17,315	52,768	53,498
(1)	Discount Bond	Copel	05.20.1998	1	04.11.2024	1.1875%+0.20%	Half-yearly	12,082	36,502	37,007
Total foreign currency									89,270	90,505

Local currency
Banco do Brasil
(2)	21/02155-4	Copel DIS	09.10.2010	2	08.15.2018	109.0% of DI	Half-yearly	116,667	60,049	122,713
(3)	21/02248-8	Copel DIS	06.22.2011	2	05.16.2018	109.0% of DI	Half-yearly	150,000	75,601	152,314
(4)	CCB 21/11062X	Copel DIS	08.26.2013	3	07.27.2018	106.0% of DI	Half-yearly	151,000	51,932	151,359
(5)	CCB 330.600.773	Copel DIS	07.11.2014	3	07.11.2019	111.8% of DI	Half-yearly	116,667	80,699	124,170
(6)	CFX 17/35959-7	Copel DIS	05.16.2017	2	05.06.2019	12.0%	Quarterly	75,000	75,291	-
(7)	CCB 21/00851-5	Copel DIS	06.30.2017	2	06.13.2019	11.0%	Quarterly	38,889	38,241	-
(8)	CCB 17/35960-0	Copel DIS	07.27.2017	2	07.17.2019	11.0%	Quarterly	50,333	51,073	-
(9)	CFX 17/35958-9	Copel DIS	08.15.2017	2	08.05.2019	11.0%	Quarterly	58,333	58,636	-
(10)	NCI 330.600.132	Copel	02.28.2007	3	02.28.2019	107.8% of DI	Half-yearly	231,000	157,707	241,312
(11)	NCI 330.600.151	Copel	07.31.2007	3	07.31.2017	111.0% of DI	Half-yearly	18,000	-	6,366
(12)	CCB 306.401.381	Copel	07.21.2017	3	07.21.2020	120.0% of DI	Half-yearly	640,005	660,949	677,177
(13)	NCI 306.401.445	Copel	02.24.2017	2	02.15.2020	124.5% of DI	Half-yearly	77,000	78,186	-
									1,388,364	1,475,411
Eletrobras
(14)	980/95	Copel DIS	12.22.1994	80	11.15.2018	8.0%	Quarterly	11	3	5
(14)	981/95	Copel DIS	12.22.1994	80	08.15.2019	8.0%	Quarterly	1,169	115	180
(14)	982/95	Copel DIS	12.22.1994	80	02.15.2020	8.0%	Quarterly	1,283	48	71
(14)	983/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	Quarterly	11	77	103
(14)	984/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	Quarterly	14	33	44
(14)	985/95	Copel DIS	12.22.1994	80	08.15.2021	8.0%	Quarterly	61	23	29
(15)	142/06	Copel DIS	05.11.2006	120	09.30.2018	5.0% + 1.0%	Monthly	74,340	2,730	6,369
(15)	206/07	Copel DIS	03.03.2008	120	08.30.2020	5.0% + 1.0%	Monthly	109,642	23,746	32,648
(15)	273/09	Copel DIS	02.18.2010	120	12.30.2022	5.0% + 1.5%	Monthly	63,944	8,222	9,866
									34,997	49,315
Caixa Econômica Federal
(15)	415.855-22/14	Copel DIS	03.31.2015	120	12.08.2026	6.0%	Monthly	2,844	5,087	5,631
(16)	3153-352	Copel DIS	11.01.2016	36	01.15.2022	5.5 % above TJLP	Quarterly	489	498	-
									5,585	5,631
Finep
(17)	21120105-00	Copel TEL	07.17.2012	81	10.15.2020	4%	Monthly	35,095	8,855	11,983
(17)	21120105-00	Copel TEL	07.17.2012	81	10.15.2020	3.5% + TR	Monthly	17,103	7,482	10,043
									16,337	22,026
BNDES
(18)	820989.1	Copel GeT	03.17.2009	179	01.15.2028	1.63% above TJLP	Monthly	169,500	118,370	128,722
(19)	1120952.1-A	Copel GeT	12.16.2011	168	04.15.2026	1.82% above TJLP	Monthly	42,433	26,078	28,895
(20)	1120952.1-B	Copel GeT	12.16.2011	168	04.15.2026	1.42% above TJLP	Monthly	2,290	1,407	1,559
(21)	1220768.1	Copel GeT	09.28.2012	192	07.15.2029	1.36% above TJLP	Monthly	73,122	55,357	59,493
(22)	13211061	Copel GeT	12.04.2013	192	10.15.2031	1.49% above TJLP	Monthly	1,041,155	871,022	923,982
(23)	13210331	Copel GeT	12.03.2013	168	08.15.2028	1.49% and 1.89% above TJLP	Monthly	17,644	13,878	15,017
(24)	15206041	Copel GeT	12.28.2015	168	06.15.2030	2.42% above TJLP	Monthly	34,265	25,899	27,666
(25)	15205921	Copel GeT	12.28.2015	168	12.15.2029	2.32% above TJLP	Monthly	21,584	15,734	16,860
(26)	14205611-A	Copel DIS	12.15.2014	72	01.15.2021	2.09% p.y. above TJLP	Monthly	41,583	21,266	27,893
(26)	14205611-B	Copel DIS	12.15.2014	6	02.15.2021	2.09 p.y. above TR BNDES	Annual	17,821	15,384	18,735
(27)	14205611-C	Copel DIS	12.15.2014	113	06.15.2024	6% p.y.	Monthly	78,921	50,949	58,787
(28)	14205611-D	Copel DIS	12.15.2014	57	02.15.2021	TJLP	Monthly	750	29	38
(29)	14212711	Santa Maria	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	Monthly	59,462	51,578	54,734
(29)	14212721	Santa Helena	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	Monthly	64,520	55,932	59,355
(30)	11211521	GE Farol	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	Monthly	54,100	48,742	52,053
(30)	11211531	GE Boa Vista	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	Monthly	40,050	36,034	38,482
(30)	11211541	GE S.B. do Norte	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	Monthly	90,900	81,723	87,275
(30)	11211551	GE Olho D'Água	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	Monthly	97,000	87,278	93,229
									1,576,660	1,692,775

(31)	Promissory notes	Copel GeT	12.29.2015	1	12.18.2017	117% of DI	Single installment	500,000	-	581,909
(32)	Promissory notes	Copel GeT	05.12.2017	1	05.12.2019	117% of DI	Single installment	500,000	529,919	-
									529,919	581,909
Banco do Brasil
BNDES Transfer
(33)	21/02000-0	Copel GeT	04.16.2009	179	01.15.2028	2.13% above TJLP	Monthly	169,500	118,373	128,721
									118,373	128,721
Total local currency									3,670,235	3,955,788
									3,759,505	4,046,293
								Current	784,666	1,470,742
								Noncurrent	2,974,839	2,575,551

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Allocation:
(1) The restructuring of medium and long-term debt in connection with the financing received under Law No. 4,131/1962.
(2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) Working capital.
(14) National Program for Watering - Proni.
(15) Rural Electricity Program - Luz para Todos.
(16) Operation for the acquisition of machinery and/or equipment and IT and automation equipment.
(17) BEL project - ultra wide band intranet service (Ultra Wide Band - UWB).
(18) (33) Construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul.
(19) Implementation of transmission line between substations Foz do Iguaçu and Cascavel Oeste.
(20) Purchase of machinery and equipment for implementation of the transmission line described above.
(21) Implementation of Cavernoso II SHP.
(22) Implementation of HPP Colíder and associated transmission system.
(23) Implementation of the 230/138kV Cerquilho III Substation.
(24) Implementation of transmission line Assis – Paraguaçu Paulista II.
(25) Implementation of transmission lines Londrina – Figueira and Salto Osório – Foz do Chopim C2.
(26) Investment in preservation of businesses, improvements, operational support and general investments in expansion.
(27) National machinery and equipment accredited by BNDES.
(28) Implementation, expansion and consolidation of projects and Enterprises Social Investment Programs (ISE).
(29) (30) Construction and implementation of wind generating plant.
(31) Payment of grant – auction 012/2015, relative to HPP GPS.
(32) Payment of the first installment of Copel’s debentures and working capital improvement of Copel GeT.
Guarantees:
(1) Company’s centralized revenues account. Deposited Collateral (23.1).
(2) (3) Pledge until 360 days.
(2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (20) Credit assignment.
(14) (15) Own revenue, supported by power of attorney granted by a public instrument, and the issue of promissory notes and commercial duplicates equal to the number of installments falling due.
(16) Fiduciary assignment of trade notes.
(17) Withhold the amounts from the checking account in which revenues are deposited.
(18) (21) (33) Total revenue from the sale and/or transaction of CCEAR energy, related to the project, through Concession Agreement of Attachment of Revenues, Account Management and Other Covenants.

(19) (20) Fiduciary assignment of rights under the Concession Agreement No. 027/2009-ANEEL, Transmission Service Provision Contract No.
09/2010-ONS and contracts for use of Transmission System, signed by the ONS, the Dealerships and the Transmission System users, including the total income from the provision of transmission services.

(22) Fiduciary assignment of rights under the Concession Agreement No. 01/2011MME-HPP Colíder and fiduciary assignment due to the Purchase and Sale of Energy (CCVEE) between Copel and BRF - Brasil Foods S.A.

(23) Fiduciary assignment of rights under the Public Service Concession Agreement for Electric Power Transmission No. 015/2010-ANEEL, signed between Copel and the Federal Government.
(24) Assignment of credit rights deriving from Concession Agreement No. 002/2013 - ANEEL.
(25) Assignment of credit rights deriving from Concession Agreement No. 022/2012 - ANEEL.
(26) (27) (28) Surety of Companhia Paranaense de Energia; fiduciary assignment of income and indemnity rights of the concession.

(29) Guarantee from Companhia Paranaense de Energia; pledge of shares; assignment of credit rights deriving from Electricity Agreement Reservation No. 153/2011; assignment of revenues arising from the project.

(30) Pledge of shares (GE Farol, GE Boa Vista, GE São Bento do Norte and GE Olho D'Água); assignment of receivables arising from the sale of electricity produced by the project; assignment of machinery and equipment assembled or built with the funds pegged to it.

(31) (32) Surety of Companhia Paranaense de Energia.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.1    Collateral and escrow deposits - STN

Guarantees provided in the form of Par Bonds for R$44,548 (R$42,988 at December 31, 2016), and Discount Bonds in the amount of R$31,117 (R$30,086 at December 31, 2016), to be used to repay amounts of principal corresponding to STN contracts, when these payments are due on April 11, 2.024. The amounts are updated by applying the weighted average percentage changes of United States Treasury Zero Coupon bond prices, by the share of each series of the instrument in the portfolio of collateral for principal, provided in the context of the Brazilian Financing Plan from 1992.

23.2    Breakdown of loans and financing by currency and index

		12.31.2017%		12.31.2016%
Foreign currency - change in currencies in the period (%)
U.S. Dollar	(1.32)	89,270	2.37	90,505	2.24
		89,270	2.37	90,505	2.24
Local currency - accumulated index in the period (%)
CDI	6.89	1,695,042	45.09	2,057,320	50.84
TJLP	7.00	1,629,198	43.34	1,743,974	43.10
TR	0.00	22,866	0.61	28,778	0.71
Without indexer	-	323,129	8.59	125,716	3.11
		3,670,235	97.63	3,955,788	97.76
		3,759,505	100.00	4,046,293	100.00

23.3    Maturity of noncurrent installments

12.31.2017	Foreign currency	Local currency	Total
2019	-	1,219,313	1,219,313
2020	-	407,504	407,504
2021	-	141,144	141,144
2022	-	136,801	136,801
2023	-	135,156	135,156
After 2023	88,485	846,436	934,921
	88,485	2,886,354	2,974,839

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.4    Changes in loans and financing

	Foreign currency	Local currency	Total
Balance as of January 1, 2016	104,434	3,972,626	4,077,060
Funding	-	93,806	93,806
Charges	3,909	448,161	452,070
Monetary and exchange variations	(13,878)	26,336	12,458
Amortization - principal	-	(226,973)	(226,973)
Payment - charges	(3,960)	(358,168)	(362,128)
Balance as of December 31, 2016	90,505	3,955,788	4,046,293
Funding	-	800,044	800,044
Charges	3,868	395,081	398,949
Monetary and exchange variations	(1,184)	18,623	17,439
Amortization - principal	-	(971,187)	(971,187)
Payment - charges	(3,919)	(528,114)	(532,033)
Balance as of December 31, 2017	89,270	3,670,235	3,759,505

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.5    Covenants

The Company signed loan and financing agreements containing covenants that require economic and financial ratios to remain within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not promote any alteration to the Company’s shareholdings in the capital stock of subsidiaries that would alter control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and/or fines.

At December 31, 2017, all the conditions agreed had been fulfilled.

The financial covenants contained in the loan and financing agreements are presented below:

Company	Contract	Financial index	Limit
Copel GeT	BNDES Finem No. 820989.1 - Mauá	EBITDA / Net financial results	≥ 1.3
Banco do Brasil No. 21/02000-0 - Mauá
	3rd issue of Promissory Notes	Consolidated net debt / Consolidated EBITDA	≤ 3.5
		Debt service coverage ratio	≥ 1.5
Copel DIS	BNDES Finem No. 14205611	Financial indebtedness / adjusted EBITIDA	≤ 5.0
Santa Maria	BNDES Finem No. 14212711	Debt service coverage ratio	≥ 1.3
Santa Helena	BNDES Finem No. 14212721
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1.3
GE Boa Vista S.A.	BNDES Finem No. 11211531
GE Farol S.A.	BNDES Finem No. 11211521
GE Olho D´Água S.A.	BNDES Finem No. 11211551
GE São Bento do Norte S.A.	BNDES Finem No. 11211541
Financing for businesses - Finem

24     Debentures

		Issue	Number of	Maturity		Annual rate p.y.
Issue	Company	Date	installment	initial	final	(interest)	Principal	12.31.2017	12.31.2016
(1) 5th	Copel	05.13.2014	3	05.13.2017	05.13.2019	111.5% of DI	1,000,000	672,537	1,017,099
(2) 6th	Copel	06.29.2017	1	-	06.28.2019	117.0% of DI	520,000	542,944	-
(3) 1st	Copel GeT	05.15.2015	3	05.15.2018	05.15.2020	113.0% of DI	1,000,000	1,059,822	1,094,731
(4) 2nd	Copel GeT	07.13.2016	2	07.13.2018	07.13.2019	121.0% of DI	1,000,000	1,037,570	1,060,613
(5) 3rd	Copel GeT	10.20.2017	3	10.20.2020	10.20.2022	126.0% of DI	1,000,000	999,442	-
(6) 1st	Copel DIS	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	-	511,525
(7) 2nd	Copel DIS	10.27.2016	2	10.27.2018	10.27.2019	124.0% of DI	500,000	502,179	504,699
(8) 3rd	Copel DIS	10.20.2017	2	10.20.2021	10.20.2022	126.0% of DI	500,000	501,810	-
(9) 1st	Copel TEL	10.15.2015	5	10.15.2020	10.15.2024	IPCA + 7.9633% p.y.	160,000	184,506	174,184
(10) 2nd	Copel TEL	07.15.2017	1	-	07.15.2022	IPCA + 5.4329	220,000	215,675	-
(11) 2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	TJLP + 2.02% p.y.	147,575	135,662	143,407
(12) 2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	IPCA + 9.87% p.y.	153,258	145,786	151,781
(13) 2nd	Elejor	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203,000	30,370	70,984
(14) 1st	Compagás	06.15.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0% p.y.	62,626	19,214	38,018
(15) 2nd	Compagás	04.15.2016	57	07.15.2017	12.15.2021	TJLP/Selic + 2.17% p.y.	33,620	23,461	23,768
								6,070,978	4,790,809
							Current	1,632,062	1,131,198
							Noncurrent	4,438,916	3,659,611
(a) Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV e Ventos de Santo Uriel.

Characteristics:
(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (13) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476.
(11) Simple debentures, 1st serie, issued privately and not convertible into shares.
(12) Simple debentures, 2nd serie, issued privately and not convertible into shares.
(14) (15) Simple floating debentures, issued privately in a single series and not convertible into shares.

Finance charges:
(1) Half-yearly interest - May and November.
(2) Interest on the maturity of the agreement
(3) Annual interest - May.
(4) Annual interest - July.
(5) (6) (8) (9) Half-yearly interest - April and October.
(7) Annual interest - October.
(10) Half-yearly interest - January and July.
(11) (12) (13) Monthly interest.
(14) (15) Quarterly interest - March, June, September and December.

Allocation:
(1) (2) (3) (4) (5) (6) (7) (8) Working capital or used to make investments in the issuer.
(9) (10) Deployment, expansion and modernization of the telecommunication network.
(11) (12) Implementation of wind farms and associated transmission systems.
(13) Full settlement of the loan agreement with Copel.
(14) (15) Fund investment plan of the issuer.

Collaterals:
(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (13) Personal guarantee
(11) (12) Real and personal guarantee and pledge of Copel Geração e Transmissão's shares.
(14) (15) Floating

Guarantor:
(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) Copel.
(13) Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%.
(14) (15) Compagás.

Trustee:
(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (13) Pentágono S.A. DTVM.
(11) (12) None.
(14) (15) BNDES Participações S.A. - BNDESPAR.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.1    Maturity of noncurrent installments

12.31.2017
2019	1,973,438
2020	695,598
2021	618,483
2022	867,060
2023	69,247
After 2023	215,090
4,438,916

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.2    Changes in debentures

Balance as of January 1, 2016	3,683,928
Funding	1,822,965
Charges and monetary variations	617,126
Amortization - principal	(785,239)
Payment - charges	(547,971)
Balance as of December 31, 2016	4,790,809
Funding	2,242,521
Charges and monetary variations	575,468
Amortization - principal	(915,005)
Payment - charges	(622,815)
Balance as of December 31, 2017	6,070,978

24.3    Covenants

Copel issued debentures containing covenants that require certain economic and financial ratios to be kept within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not promote any alteration to the Company’s shareholdings in capital stock that would alter control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not keeping the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

At December 31, 2017, subsidiary Ventos de Santo Uriel failed to meet the Debt Service Coverage Index - ICSD of 1.3. However, at December 29, 2017 the Company received a letter from BNDES with reference AE/DEENE2 No. 93/2017, waiving it from fulfillment of the obligation to meet the ICSD for 2017.

Except for the previously exposed, at December 31, 2017, all financial ratios had been fulfilled.

The financial covenants contained in the debenture agreements are presented below:

Company	Contract	Financial index	Limit
Copel	5th issue of Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio	≤ 3.5 ≥ 1.5
6th issue of Debentures
Copel GeT	1st issue of Debentures
2nd issue of Debentures
3rd issue of Debentures
Copel DIS	2nd issue of Debentures
3rd issue of Debentures
Copel TEL	1st issue of Debentures
2nd issue of Debentures
Elejor	2nd issue of Debentures	Consolidated net debt / Consolidated EBITDA	≤ 4.0
		Debt service coverage ratio	≥ 1.2
Compagás	1st issue of Debentures	Consolidated net debt / Consolidated EBITDA	≤ 3.5
	2nd issue of Debentures	General Indebtedness	≤ 0.7
Nova Asa Branca I	2nd issue of Debentures	Debt service coverage ratio	≥ 1.3
Nova Asa Branca II
Nova Asa Branca III
Nova Eurus IV
Ventos de Santo Uriel

25      Post-employment benefits

The Company sponsors private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care (“ProSaúde II” and “ProSaúde III” Plans) for their active employees and their dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to “Prosaúde II” plan participants.

The amounts of these actuarial obligations (contributions, costs, liabilities, and/or assets) are calculated annually by an independent actuary at year end.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

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

25.1    Benefit Pension Plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual’s salary. This plan is closed plan for new participants since 1998.

The Plan III is a Variable Contribution plan - CV, being the only plan available for new participants.

The costs assumed by the sponsors for these plans are recognized according to the actuarial valuation prepared annually by independent actuaries in accordance with IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial valuation are discussed with the independent actuaries and approved by the sponsor’s management.

25.2    Healthcare Plan

The Company allocates resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in “ProSaúde II” and “ProSaúde III” Plans’ regulations. Coverage includes periodic medical exams in both plans and is only extended to all retirees and pensioners for life in the “ProSaúde II” plan.

25.3    Statement of financial position and statement of income

Amounts recognized in liabilities, under Post-employment Benefits, are summarized below:

	12.31.2017	12.31.2016
Pension plans	1,069	1,252
Healthcare plans	865,034	768,613
	866,103	769,865
Current	53,225	47,894
Noncurrent	812,878	721,971

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Amounts recognized in the statement of income are shown below:

	12.31.2017	12.31.2016	12.31.2015
Employees
Pension plans	78,680	75,407	65,878
Healthcare plan - post-employment	97,511	129,647	143,236
Healthcare plan - active employees	81,617	75,578	61,927
(-) Transfers to construction in progress	(21,901)	(22,268)	(19,094)
	235,907	258,364	251,947
Management
Pension plans	1,500	1,175	2,241
Healthcare plan	190	228	139
	1,690	1,403	2,380
	237,597	259,767	254,327

25.4    Changes in post-employment benefits

Total
Balance as of January 1, 2016	594,660
Appropriation of actuarial calculation	130,707
Pension and healthcare contributions	142,735
Adjustment related to actuarial gains (loss)	88,906
Amortizations	(187,143)
Balance as of December 31, 2016	769,865
Appropriation of actuarial calculation	97,511
Appropriation of pension and healthcare contributions	153,069
Adjustment related to actuarial gains (loss)	46,506
Amortizations	(200,848)
Balance as of December 31, 2017	866,103

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

25.5    Actuarial valuation in accordance with IAS 19

25.5.1     Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2017 and 2016 are shown below:

		2017		2016
	Real	Nominal	Real	Nominal
Economic
Inflation p.y.	-	4.50%	-	5.15%
Expected rate of discount/return p.y.
Unified Plan	5.11%	9.84%	5.91%	11.37%
Plan III	5.24%	9.97%	5.89%	11.34%
Assistance Plan	5.20%	9.94%	5.89%	11.35%
Salary growth Unified Plan p.y.	2.00%	6.59%	2.00%	7.25%
Salary growth Plan III p.y.	1.50%	6.07%	2.00%	7.25%
Demographic
Mortality Table		AT - 2000		AT - 2000
Mortality table of individuals with permanent disability		WINKLEVOSS		WINKLEVOSS
Table of new disability benefit vested		TASA 1927		A. VINDAS

25.5.2     Number of participants and beneficiaries

	Social Security Plans
	Unified Plan		Plan III		Assistance Plan
	12.31.2017	12.31.2016	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Number of active participants	37	39	8,540	8,663	8,172	8,456
Number of Inactive participants	4,435	4,463	3,509	3,363	7,703	7,546
Number of dependent people	-	-	-	-	23,081	23,745
Total	4,472	4,502	12,049	12,026	38,956	39,747

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

25.5.3     Life expectancy from the average age - Annuity Table AT-2000 (in years)

	Unified Plan	Plan III
As of 12.31.2017
Retired participants	14.92	23.01
Pensioner participants	16.37	27.99
As of 12.31.2016
Retired participants	15.62	23.75
Pensioner participants	16.59	28.89

The average age of inactive participants of the healthcare and pension plans of the Company is 64.4 years.

25.5.4     Actuarial evaluation

Based on the review of the assumptions, the values of the Unified Plan and Plan III as of December 31, 2017 amounted, respectively, surplus of R$481,678 and R$86,487, while the position at December 31, 2016, was, respectively, R$527,723 and R$228,396. The current applicable legislation does not permit any significant reduction in contributions or reimbursements to the Company based on the current surplus in this plan. For this reason, the Company did not record assets on its December 31, 2017 balance sheet that reflect any such right to reduce contributions or refund surplus or other amounts.

	Unified Plan	Plan III	Assistance Plan	12.31.2017	12.31.2016
Total liabilities or partially covered	5,352,894	1,734,568	1,035,957	8,123,419	7,450,113
Fair value of the plan assets	(5,834,572)	(1,821,055)	(170,923)	(7,826,550)	(7,437,619)
Plan coverage status	(481,678)	(86,487)	865,034	296,869	12,494
Unrecognized asset	481,678	86,487	-	568,165	756,119
	-	-	865,034	865,034	768,613

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company made adjustments to their assistance liabilities through the actuarial report issued on December 31, 2017, when an actuarial gain of R$46,506 was recorded in other comprehensive income.

25.5.5     Changes in actuarial liabilities

	Unified Plan	Plan III	Assistance Plan
Present value of net actuarial obligations as of January 1, 2015	4,379,430	1,181,893	1,047,284
Cost of services	471	8,275	34,802
Cost of interest	559,366	146,595	127,622
Benefits paid	(345,288)	(93,670)	(74,722)
Actuarial (gain) losses	(419,094)	(72,565)	(378,704)
Present value of net actuarial obligations as of December 31, 2015	4,174,885	1,170,528	756,282
Cost of services	203	10,174	44,942
Cost of interest	601,259	170,531	108,465
Benefits paid	(381,274)	(109,146)	(88,259)
Actuarial (gain) losses	556,005	323,034	112,484
Present value of net actuarial obligations as of December 31, 2016	4,951,078	1,565,121	933,914
Cost of services	329	10,502	9,225
Cost of interest	563,257	176,878	105,987
Benefits paid	(406,023)	(122,841)	(7)
Actuarial (gain) losses	244,253	104,908	(13,162)
Present value of net actuarial obligations as of December 31, 2017	5,352,894	1,734,568	1,035,957

25.5.6     Changes in actuarial assets

	Unified Plan	Plan III	Assistance Plan
Fair value of the Plan's assets as of January 1, 2015	4,562,547	1,201,802	149,696
Return estimated for assets	564,872	146,592	19,223
Contributions and distributions	36,294	8,275	-
Benefits paid	(345,288)	(93,670)	-
Actuarial gain (losses)	(330,875)	(100,030)	(6,289)
Fair value of the Plan's assets as of December 31, 2015	4,487,550	1,162,969	162,630
Return estimated for assets	637,541	169,429	23,749
Contributions and distributions	25,724	10,174	-
Benefits paid	(381,274)	(109,146)	-
Actuarial gain (losses)	709,261	560,090	(21,078)
Fair value of the Plan's assets as of December 31, 2016	5,478,802	1,793,516	165,301
Return estimated for assets	546,699	202,691	23,934
Contributions and distributions	30,520	10,505	-
Benefits paid	(406,023)	(122,841)	-
Actuarial gain (losses)	184,574	(62,816)	(18,312)
Fair value of the Plan's assets as of December 31, 2017	5,834,572	1,821,055	170,923

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

25.5.7     Estimated costs

The estimated net periodic plan costs (gains) for 2018 for each plan are shown below:

	Unified Plan	Plan III	Assistance Plan	2018
Cost of current service	589	9,644	11,633	21,866
Estimated cost of interest	533,202	196,009	102,916	832,127
Expected return on plan assets	(531,448)	(205,782)	(16,579)	(753,809)
Expected employee contributions	(248)	(9,644)	-	(9,892)
Costs (income or loss)	2,095	(9,773)	97,970	90,292

25.5.8     Sensitivity analysis

The following tables feature a sensitivity analysis, which shows the effect of a one percent increase or decrease in the assumed rates of change in care costs, in the aggregate of the cost of service and cost of interest components of the net care costs and the accumulated post-employment benefit obligation.

.	Projected scenarios
	Increase by 1%	Decrease in 1%
Sensitivity of long-term interest rate
Impacts on the obligations of the pension	(444,891)	450,899
Impacts on the obligations of healthcare program	(178,133)	181,222
Sensitivity of growth rate of the medical costs
Impacts on the obligations of healthcare program	72,077	(67,341)
Impact on cost of service for the following financial year of healthcare program	793	(741)
Sensitivity of the service cost
Impacts on the obligations of the pension	(49)	50
Impacts on the obligations of healthcare program	(1,961)	1,995

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

25.5.9     Benefits payable

The estimated benefits to be paid by the Company in the next five years and the total benefits for the following fiscal years are shown below:

	Unified Plan	Plan III	Assistance Plan	Total
2018	395,584	128,975	41,454	566,013
2019	379,182	181,726	46,407	607,315
2020	362,032	184,824	45,972	592,828
2021	345,456	186,267	45,301	577,024
2022	329,172	186,851	44,509	560,532
2023 to 2057	3,271,908	2,945,247	590,068	6,807,223

25.5.10  Asset allocation and investment strategy

The asset allocation for the Company pension and healthcare plans at the end of 2017 and the allocation goal for 2018, by asset category, are shown below:

	Goal for 2018	2017
Fixed income	87.5%	89.3%
Variable income	6.2%	6.5%
Loans	1.1%	1.3%
Real estate	1.5%	1.7%
Investment structuring	3.7%	1.2%
	100.0%	100.0%

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Below are the limits set by the Fund management:

	Unified Plan		Plan III
	target (%)(*)	minimum (%)	target (%)	minimum (%)
Fixed income	91.5%	77.0%	81.0%	59.0%
Variable income	3.0%	1.0%	11.0%	7.0%
Loans	0.5%	0.0%	2.0%	1.0%
Real estate	2.0%	1.0%	1.0%	0.0%
Investment structuring	3.0%	0.0%	5.0%	0.0%
(*) Target based on the total investment of each plan.
Management of Fundação Copel decided to keep a more conservative approach investing in variable income in relation to the allowed legal limit, which is 70%.

As of December 31, 2017 and 2016, the pension plan assets included the following securities issued by Copel:

	Social Security Plans
	Unified Plan		Plan III
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Shares	-	66	-	186
	-	66	-	186

25.5.11  Additional information

The Company made contributions to Plan III (variable contribution plan) for all active employees at December 31, 2017 and December 31, 2016 in the amounts of R$80,727 and R$75,679, respectively.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26      Customer Charges Due

	12.31.2017	12.31.2016
Energy Development Account - CDE (a)	121,912	136,450
Tariff flags	22,427	-
Global Reversal Reserve - RGR	5,686	5,262
	150,025	141,712
(a) Aneel published Resolutions No. 2,002/2017, No. 2,204/2017 and No. 2,231/2017.

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

27.1    Balances recognized for investment in Research and Development (R&D) and the Energy Efficiency Program (EEP)

	Amounts payable, before any related prepayments	Amounts payable to regulatory agencies	Other amounts payable	Balance as of	Balance as of
				12.31.2017	12.31.2016
Research and Development - R&D
National Fund for Scientific and Technological Development - FNDCT	-	5,232	-	5,232	4,603
MME	-	2,616	-	2,616	2,302
R&D	103,617	-	212,504	316,121	294,088
	103,617	7,848	212,504	323,969	300,993
Energy efficiency program - EEP
National Program of Electricity Conservation - Procel	-	6,041	-	6,041	4,932
EEP	22,854	-	179,611	202,465	177,964
	22,854	6,041	179,611	208,506	182,896
	126,471	13,889	392,115	532,475	483,889
			Current	282,766	231,513
			Noncurrent	249,709	252,376

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27.2    Changes in R&D and EEP balances

	FNDCT	MME	P&D	Procel	PEE	Total
Balance as of January 1, 2016	5,762	2,882	252,828	-	137,521	398,993
Additions	25,535	12,768	25,534	4,804	31,398	100,039
Performance agreement	-	-	-	-	1,907	1,907
Selic interest rate (Note 34)	-	-	25,861	128	15,792	41,781
Payments	(26,694)	(13,348)	-	-	-	(40,042)
Concluded projects	-	-	(10,135)	-	(8,654)	(18,789)
Balance as of December 31, 2016	4,603	2,302	294,088	4,932	177,964	483,889
Additions	29,956	14,978	29,956	8,500	34,000	117,390
Performance agreement	-	-	-	-	1,363	1,363
Selic interest rate (Note 34)	-	-	19,544	(128)	14,929	34,345
Payments	(29,327)	(14,664)	-	(7,263)	-	(51,254)
Concluded projects	-	-	(27,467)	-	(25,791)	(53,258)
Balance as of December 31, 2017	5,232	2,616	316,121	6,041	202,465	532,475

28      Accounts Payable Related to Concession

					Discount	Annual
	Company	Grant	Signature	Closing	Rate	Adjustment	12.31.2017	12.31.2016
(1) HPP Mauá	Copel GeT	06.29.2007	07.03.2007	07.2042	5.65% p.y.	IPCA	16,384	16,235
(2) HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	23,188	22,783
(3) HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	6,977	6,299
(4) SHP Cavernoso	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	27	66
(5) HPP Apucaraninha	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	185	460
(6) HPP Chaminé	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	320	795
(7) HPP Derivação Rio Jordão	Copel GeT	07.11.2013	02.24.2014	02.2019	7.74% p.y.	IPCA	313	532
(8) HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	10.2036	11.00% p.y.	IGPM	507,560	518,372
							554,954	565,542
						Current	62,624	66,210
						Noncurrent	492,330	499,332
Discount rate applied to calculate present value:
Actual net discount rate, in line with the estimated long-term rate. It bears no relationship with the expected project return.

Payment to the federal government:
Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28.1    Nominal value and present value of accounts payable related to concession

	Nominal value	Present value
2018	62,779	62,624
2019	62,246	56,079
2020	62,199	50,597
2021	62,199	45,689
After 2021	1,024,162	339,965
	1,273,585	554,954

28.2    Changes in accounts payable related to concession

Balance as of January 1, 2016	535,665
Additions	575,569
Adjust to present value	(483)
Monetary variations	103,384
Payments	(648,593)
Balance as of December 31, 2016	565,542
Additions	678
Adjust to present value	1,432
Monetary variations	53,173
Payments	(65,871)
Balance as of December 31, 2017	554,954

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29      Other Accounts Payable

	12.31.2017	12.31.2016
Customers	33,380	32,283
Public lighting rate collected	24,101	27,565
Aneel Order No. 084/2017 provision	22,132	20,542
Financial offset for the use of water resources	21,467	28,880
Investment acquisition	12,307	9,595
Pledges in guarantee	8,837	8,067
Reimbursements to customer contributions	5,481	10,894
Agreement Ivaí Engenharia (a)	-	122,068
Other liabilities	66,549	35,422
	194,254	295,316
Current	121,405	264,791
Noncurrent	72,849	30,525
(a) The agreement covers the discussions on economic - financial balance of contract and extinguishes the judicial process.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30  Provisions for Legal Claims

The Company is defendants in various judicial and administrative proceedings before different courts. Based on assessments made by the Company’s legal counsel, Management makes provisions for actions in which losses are rated probable, thus meeting the criteria for recognition of provisioning described in Note 4.8. to the financial statements at December 31, 2017.

The Company’s management believes that, at the time of preparation of financial statements, it is not practicable to provide information regarding the expected timing of any cash outflows resulting from these legal actions in which the Company is involved, due to the slow pace and unpredictability of Brazilian legal, tax and regulatory systems, and since final resolution of the proceedings for which a provision has been registered depends on the conclusions of court proceedings. Therefore, this information is not being provided.

30.1    Provisions for legal claims

30.1.1 Changes in provisions for litigation in actions rated as probable losses

		Income			Additions to
	Balances as of	Provision		Construction	fixed assets
	January 1, 2017	for litigations		cost	in progress			Balances as of
	Restated	Additions	Reversals	Additions	Additions	Discharges	Transfers	December 31, 2017
Tax
Cofins (a)	93,892	8,888	(23,032)	-	-	-	-	79,748
Others (b)	142,985	21,890	(113,739)	-	-	(433)	8,090	58,793
	236,877	30,778	(136,771)	-	-	(433)	8,090	138,541
Labors (c)	458,901	122,992	(18,518)	-	-	(87,744)	-	475,631
Employee benefits (d)	42,366	61,765	(7,194)	-	-	(7,498)	-	89,439
Civil
Civil and administrative claims (e)	295,484	255,280	(3,240)	-	-	(28,074)	8,163	527,613
Easements (f)	99,380	4,593	-	4,503	2,641	(181)	-	110,936
Expropriations and property (g)	65,712	848	(701)	24,285	5,499	(16)	-	95,627
Customers (h)	5,228	3,884	(286)	-	-	(449)	-	8,377
	465,804	264,605	(4,227)	28,788	8,140	(28,720)	8,163	742,553
Environmental (i)	1,432	960	(808)	-	-	-	-	1,584
Regulatory (j)	67,958	1,648	(5,290)	-	-	-	-	64,316
	1,273,338	482,748	(172,808)	28,788	8,140	(124,395)	16,253	1,512,064
							Current	112,000
							Noncurrent	1,400,064

		Income			Additions to
		Provision		Construction	fixed assets
		for litigations		cost	in progress			Balances as of
	Balances as of				Additions /			December 31, 2016
	January 1, 2016	Additions	Reversals	Additions	(Reversals)	Discharges	Transfers	Restated
Tax
Cofins (a)	258,715	28,563	(193,386)	-	-	-	-	93,892
Others (b)	68,333	118,357	(9,630)	-	-	(1,758)	(32,317)	142,985
	327,048	146,920	(203,016)	-	-	(1,758)	(32,317)	236,877
Labors (c)	408,133	168,352	(9,824)	-	-	(107,760)	-	458,901
Employee benefits (d)	104,480	7,583	(69,334)	-	-	(363)	-	42,366
Civil
Civil and administrative claims (e)	325,217	99,205	(53,965)	-	-	(74,973)	-	295,484
Easements (f)	62,869	1,786	(17,141)	49,842	2,575	(551)	-	99,380
Expropriations and property (g)	196,895	26,764	(943)	1,980	(5,197)	(1,537)	(152,250)	65,712
Customers (h)	13,656	-	(2,195)	-	-	(6,233)	-	5,228
	598,637	127,755	(74,244)	51,822	(2,622)	(83,294)	(152,250)	465,804
Environmental (i)	868	564	-	-	-	-	-	1,432
Regulatory (j)	55,770	12,211	(1)	-	-	(22)	-	67,958
	1,494,936	463,385	(356,419)	51,822	(2,622)	(193,197)	(184,567)	1,273,338

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

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

Current status: awaiting judgment.

b)    Other tax provisions

Actions relating to federal, state and municipal taxes, fees and other charges: The principal action is described below:

Defendant: Federal Tax Authority

By the case 5037809-14.2015.4.04.7000, Copel GeT required payment in installments of the balance owed on the annual adjustment of corporate income tax (IRPJ) and social contribution (CSLL) for the fiscal year 2014. The Federal Tax Authority consolidated the amount and applied the maximum fine. An injunction was filed against this decision since the Federal Tax Authority failed to obey the limit established in legislation.

Current status: awaiting judgment of the Special Appeal. On December 31, 2016, the amount of R$24,230 was transferred to Other Tax Liabilities (Note 13.3).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

c)    Labor

Labor claims comprise claims filed by employees and former employees of Copel and its subsidiaries in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third- parties (secondary responsibility) involving indemnity and other matters.

d)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

e)    Civil and administrative claims

Actions involving billing, irregular procedure, administrative contracts and contractual fine, indemnity for accidents with the electric power grid or vehicles.

The balance also contains the amount being discussed by arbitration and under secrecy and confidentiality, in the discovery phase, without no decision being handed down.

The main lawsuits are as follows:

Plaintiff: Tradener Ltda.	Estimated amount: R$115,559

Class action No. 588/2006 has already been rendered final and unappealable, and the ruling recognized as valid commissions payable by the Company to Tradener. In the civil public action No. 0000219- 78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, Tradener brought recovery lawsuits, seeking to receive its commissions.

Current status: Case record 0005990.22.2012.8.16.0004 - the Company was ordered to pay the amount of R$107,955, which is the value updated by the (INPC/IBGE) from the maturity of the commissions, plus default interest of 1% per month, as of the date of notification (October 31, 2012), as well as attorneys’ fees. The Company filed an appeal against this decision, however, on November 8, 2016, by majority votes, the Court dismissed the appeal. Copel filed a request for Amendment of Judgment, which was partially granted to resolve obscurity, although without changing the result of the appeal. Copel filed a Special Appeal with the Superior Court of Justice.

Plaintiff: Compensation to third parties	Estimated amount: R$92,663

Lawsuit for compensation of supposed loss to the plaintiff due to work and implementation of the hydroelectric project.  Low court judgment declaring the lawsuit has no grounds and being appealed by the grounded claim of the plaintiff, and the amount of damages should be determined subsequently.

Current status: in the phase of closing of case.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

f)     Easements

Lawsuits are filed when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

They may also involve third-party interventions for adverse possession, whether from owners or occupants of contiguous properties or even in cases of properties where right of way easements is required to preserve limits and boundaries of these areas.

g)    Expropriations and property

Lawsuits are filed challenging expropriation when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

Possessory case actions include those for repossession of property owned by the concessionaire. Litigation arises when there is a need to repossess properties invaded or occupied by third parties in areas owned by the Company. Cases may also arise from intervention in third-party adverse possession, or owners or occupants of contiguous properties or even in cases of properties to preserve limits and boundaries of expropriated areas.

h)    Consumers

Lawsuits seeking compensation for damages caused in household appliances, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation plan) was in effect and claiming reimbursement for the amounts paid by the Company.

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

They also contemplate the “Termos de Ajuste de Conduta -TAC”, which refers to the commitments agreed upon and approved between the Company and the competent bodies for noncompliance with any condition contained in the Installation and Operation Licenses. As they are considered liabilities, these amounts are recorded as "obligations" in current and noncurrent liabilities and the balancing items in property, plant and equipment (construction cost).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

j)     Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The principal action is described below:

Plaintiffs: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Estimated amount: R$49,397

Copel, Copel GeT and Copel DIS are challenging lawsuits filed against ANEEL's decision No. 288/2002 involving these companies.

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

	12.31.2017	12.31.2016
Tax (a)	858,082	752,625
Labor (b)	360,322	423,495
Employee benefits (c)	20,262	23,631
Civil (d)	1,091,122	594,220
Regulatory (e)	793,720	765,906
	3,123,508	2,559,877

30.2.2     Description of nature and/or details of the principal actions

a)    Tax

Actions relating to federal, state and municipal taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The main lawsuits are as follows:

Plaintiff: Social Security National Institute (INSS)	Estimated amount: R$325,750

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Tax claims against Copel related to social security contribution on assignment of manpower (lawsuit No. 5003583-56.2010.404.7000); it is worth emphasizing that the case has already been judged favorably to the Company at two court levels, awaiting judgment by the Superior Court of Justice (STJ).

Current status: awaiting judgment.

Plaintiff: Social Security National Institute (INSS)	Estimated amount: R$27,845

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

Current status: awaiting judgment.

Plaintiff: State Tax Authority (SEFAZ)	Estimated amount: R$69,528

Copel DIS received tax deficiency notice 6.587.156-4 from the State of Paraná for allegedly failing to pay ICMS (VAT) tax on the ‘metered demand’ line in the electricity bills issued to a major consumer between May 2011 and December 2013.

Copel DIS maintains its illegitimacy to appear in the taxable position of this tax assessment, since it was not included in the judicial process, cannot suffer the effects of the judicial decision pronounced in it.

b)    Labor

Labor claims comprise claims filed by employees and former employees of Copel and its subsidiaries in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third- parties (secondary responsibility) involving indemnity and other matters.

c)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

d)    Civil

Actions involving billing, irregular procedure, administrative contracts and contractual fine, indemnity for accidents with the electric power grid and vehicles.

The balance also contains the amount being discussed by arbitration and under secrecy and confidentiality, in the discovery phase, without no decision being handed down.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The main lawsuits are as follows:

Plaintiff: Mineradora Tibagiana Ltda.	Estimated amount: R$156,398

Action claiming compensation for alleged losses when this mining company was involved in the construction of the Mauá plant by the Energético Cruzeiro do Sul consortium in which Copel GeT has a 51% stake. The action challenges the validity of the mining permit granted by Mineradora Tibagiana for the Mauá job site and the indemnifying effects arising thereof.

Current status: action awaiting judgment in lower court.

Plaintiffs: franchises of the Agency / Copel store	Estimated amount: R$54,114

Filing of two individual claims against Copel Distribuição regarding the franchise contracts of Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a sub concession, with transfer of the services provided and full pass- through of the fees, amongst other amounts, currently have appeals awaiting trial.

Current status: awaiting judgment.

e)    Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main lawsuits are as follows:

Plaintiff: ANEEL	Estimated amount: R$18,922

Copel DIS filed an appeal against a decision by ANEEL's Director-General under Resolution No. 3,959 from December 8, 2015 imposing an inefficiency penalty on Copel DIS due to over-contracting for use of the distribution system (MUSD) with the National Power Network Operator (ONS), obtaining an injunction to suspend the requirement of such penalty.

Current status: awaiting judgment.

Plaintiff: Energia Sustentável do Brasil S.A. - ESBR	Estimated amount: R$729,609

ESBR brought Ordinary Action No. 10426-71.2013.4.01.4100 against ANEEL in the federal courts of Rondônia, the decision on which: (i) excludes liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution No. 1,732/2013, which recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, in progress at the TRF of the 1st Region.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The practical outcome of the decision is that, by exempting ESBR, it exposed the distribution utilities with which it had concluded regulated power trading contracts (CCEARs)  including Copel DIS  to the spot market and spot prices during the period. The reason is that electricity trading rules require that all electricity consumed be covered by a contract.

The risk of loss in this case is rated ‘possible’, considering the amount of R$729,609, on December 31, 2017. If the actions are judged unfavorably, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.

Current status: awaiting judgment.

31      Equity

31.1    Capital

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

The paid-in share capital is R$7,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

	Number of shares in units
Shareholders	Common		Class "A” Preferred		Class “B” preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.26	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
B3	18,691,826	12.89	76,763	23.36	68,879,476	53.69	87,648,065	32.03
NYSE	1,144,316	0.79	-	-	31,957,198	24.91	33,101,514	12.10
Latibex	-	-	-	-	128,231	0.10	128,231	0.05
Municipalities	178,393	0.12	9,326	2.84	3,471	-	191,190	0.07
Other shareholders	158,398	0.10	242,538	73.80	45,286	0.04	446,222	0.16
	145,031,080	100.00	328,627	100.00	128,295,668	100.00	273,655,375	100.00

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.2    Equity valuation adjustments

Fair values of fixed assets - deemed costs - were recognized on the first-time adoption of IFRS. The account “Equity value adjustments” was the balancing item of this adjustment, net of deferred income tax and social contribution, including under the equity method. The realization of such adjustments is recorded in the retained earnings account, to the extent of the depreciation or possible write-off of the valued items.

Adjustments arising from the changes in fair value involving financial assets available for sale, as well as actuarial gains and losses, are also recorded in this account.

	Equity Valuation Adjustments	Accumulated Other Comprehensive Income	Total
As of 01.01.2015	1,141,485	(164,521)	976,964
Adjustments to financial assets available for sale
Financial investments	-	633	633
Taxes on adjustments	-	(216)	(216)
Equity interest investments	-	(5)	(5)
Taxes on adjustments	-	(1)	(1)
Adjustments related to actuarial liabilities
Post-employment benefits	-	410,330	410,330
Taxes on adjustments	-	(139,059)	(139,059)
Post-employment benefits - equity	-	19,660	19,660
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(137,031)	-	(137,031)
Taxes on the adjustments	46,590	-	46,590
Attributed to non-controlling interest	-	(495)	(495)
As of 12.31.2015	1,051,044	126,328	1,177,372
Adjustments to financial assets available for sale
Financial investments	-	(2)	(2)
Equity interest investments	-	3,614	3,614
Taxes on adjustments	-	(1,229)	(1,229)
Adjustments related to actuarial liabilities
Post-employment benefits	-	(88,906)	(88,906)
Taxes on adjustments	-	30,174	30,174
Post-employment benefits - equity	-	(852)	(852)
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(154,102)	-	(154,102)
Taxes on the adjustments	52,395	-	52,395
Actuarial liabilities - investment realization	(19,933)	-	(19,933)
Attributed to non-controlling interest	-	(65)	(65)
As of 12.31.2016	929,404	69,062	998,466
Adjustments to financial assets available for sale
Financial investments	-	3	3
Taxes on adjustments	-	(1)	(1)
Equity interest investments	-	26,135	26,135
Taxes on adjustments	-	(8,887)	(8,887)
Adjustments related to actuarial liabilities
Post-employment benefits	-	(46,506)	(46,506)
Taxes on adjustments	-	16,827	16,827
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(108,561)	-	(108,561)
Taxes on the adjustments	36,911	-	36,911
Gains on Investments in equity investments (Note 16.1)	-	(28,650)	(28,650)
Taxes on adjustments	-	9,741	9,741
Attributed to non-controlling interest	-	123	123
As of 12.31.2017	857,754	37,847	895,601

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.3    Legal reserve and profit retention reserve

5% of the net income for the year is allocated to the legal reserve, before any other allocation, limited to 20% of capital.

The profit retention reserve is designed to cover the Company's investment program, according to Article 196 of Law No. 6,404/1976. It is funded by retaining any remaining net profit after legal reserve constitution and interest on capital and dividends proposition.

31.4    Proposed dividend distribution

	12.31.2017	12.31.2016	12.31.2015
(1) Calculation of minimum mandatory dividend (25%)
Net income (loss) for the year (a)	1,033,626	958,650	1,192,738
Legal Reserve (5%)	(51,681)	(47,933)	(59,637)
Realization of equity evaluation adjustment	71,650	101,707	90,441
Calculation basis for minimum mandatory dividends	1,053,595	1,012,424	1,223,542
	263,399	253,106	305,885

(2) Total proposed distribution (3 + 5)	289,401	282,947	326,795

(3) Interest on own capital, net	266,000	282,947	198,000
Tax on interest on own capital	(26,002)	(29,841)	(20,910)
(4) Interest on own capital, net	239,998	253,106	177,090

(5) Dividends proposed	23,401	-	128,795

(6) Total proposed distribution, net (4 + 5)	263,399	253,106	305,885

Gross value of dividends per share:
Ordinary shares	1.00801	0.98539	1.13716
Class “A” preferred shares	2.89050	2.89050	2.52507
Class “B” preferred shares	1.10883	1.08410	1.25473

Gross amount of dividends per class of shares:
Ordinary shares	146,193	142,912	164,924
Class “A” preferred shares	950	949	960
Class “B” preferred shares	142,258	139,086	160,911

(a) The legal reserve, proposed dividends and other corporate impacts recorded in Equity of the financial statements for the years ended December 31, 2016 and 2015 were originally made based on the profit disclosed in those financial statements and did not change due to the restatement mentioned in Note 4.1 since the information available at the time indicated that the corporate impacts would be those approved by the appropriate bodies.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

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

The distribution of the minimum mandatory dividend is recognized as a liability in the Company’s financial statements at year-end.

The tax benefit of interest on capital is recorded in the statement of income in the moment of its recognition in accounts payable.

31.5    Earnings per share - basic and diluted

	12.31.2017	12.31.2016 Restated	12.31.2015 Restated
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders
Common shares	523,206	453,427	561,637
Class “A” preferred shares	1,304	1,197	1,620
Class “B” preferred shares	509,116	441,148	546,292
	1,033,626	895,772	1,109,549
Basic and diluted denominator
Weighted average of shares (in thousands):
Common shares	145,031,080	145,031,080	145,031,080
Class “A” preferred shares	328,627	348,531	380,291
Class “B” preferred shares	128,295,668	128,275,764	128,244,004
	273,655,375	273,655,375	273,655,375
Basic and diluted earnings per share attributable to shareholders of parent company:
Common shares	3.60754	3.12641	3.87253
Class “A” preferred shares	3.96830	3.43906	4.25990
Class “B” preferred shares	3.96830	3.43906	4.25979

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32      Net Operating Revenue

	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (32.2)	(ISSQN)	12.31.2017
Electricity sales to final customers	8,689,516	(749,683)	(2,039,245)	(1,219,055)	-	4,681,533
Residential	2,829,626	(242,916)	(771,902)	(433,080)	-	1,381,728
Industrial	2,382,314	(208,226)	(433,088)	(252,531)	-	1,488,469
Trade, services and other activities	1,908,426	(163,834)	(548,328)	(291,798)	-	904,466
Rural	772,465	(66,314)	(75,137)	(119,645)	-	511,369
Public entities	236,719	(20,322)	(46,506)	(36,418)	-	133,473
Public lighting	244,381	(20,979)	(70,811)	(37,359)	-	115,232
Public service	315,585	(27,092)	(93,473)	(48,224)	-	146,796
Electricity sales to distributors	3,529,770	(300,003)	-	(53,413)	-	3,176,354
Bilateral contracts	1,947,862	(203,994)	-	(30,656)	-	1,713,212
Electric Energy Trade Chamber - CCEE	1,077,943	(45,889)	-	(16,966)	-	1,015,088
CCEAR (auction)	367,970	(38,537)	-	(5,791)	-	323,642
Interest (Note 10.2)	82,160	-	-	-	-	82,160
Quota system	53,835	(11,583)	-	-	-	42,252
Use of the main distribution and transmission grid	6,442,761	(588,291)	(1,488,323)	(748,206)	-	3,617,941
Residential	2,025,400	(189,915)	(572,269)	(252,690)	-	1,010,526
Industrial	1,076,613	(96,059)	(385,725)	(126,842)	-	467,987
Trade, services and other activities	1,310,903	(122,168)	(386,320)	(162,367)	-	640,048
Rural	342,195	(32,056)	(25,811)	(43,365)	-	240,963
Public entities	174,427	(16,355)	(33,384)	(21,922)	-	102,766
Public lighting	167,907	(15,744)	(48,668)	(20,935)	-	82,560
Public service	126,795	(11,889)	(36,146)	(15,816)	-	62,944
Free consumers	663,248	(62,190)	-	(84,633)	-	516,425
Basic network, BN connections, and connection grid	1,387	(130)	-	(177)	-	1,080
Operating and maintenance income - O&M	113,324	(16,733)	-	(7,793)	-	88,798
Interest income (a)	440,562	(25,051)	-	(11,666)	-	403,845
Construction income	868,001	-	-	-	-	868,001
Fair value of assets from the indemnity for the concession	57,080	-	-	-	-	57,080
Telecommunications	426,773	(15,854)	(99,460)	-	(2,507)	308,952
Distribution of piped gas	621,992	(58,959)	(107,912)	-	(306)	454,815
Sectorial financial assets and liabilities result	767,040	(48,214)	-	-	-	718,826
Other operating revenue	171,356	(27,710)	-	-	(2,575)	141,071
Leasing and rent (32.1)	109,230	(17,664)	-	-	-	91,566
Income from rendering of services	30,247	(4,891)	-	-	(2,575)	22,781
Charged service	15,981	(2,584)	-	-	-	13,397
Other income	15,898	(2,571)	-	-	-	13,327
	21,574,289	(1,788,714)	(3,734,940)	(2,020,674)	(5,388)	14,024,573
CCEAR - Agreements for Power Trade on the Regulated Market
(a) Of the total gross revenue from Interest income, R$361,156 refers to the gain on RBSE assets (Note 10.4).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (32.2)	(ISSQN)	12.31.2016
Electricity sales to final customers	9,606,133	(884,681)	(2,426,940)	(1,063,007)	-	5,231,505
Residential	2,841,218	(298,659)	(790,401)	(380,973)	-	1,371,185
Industrial	3,029,411	(273,901)	(674,630)	(284,922)	-	1,795,958
Trade, services and other activities	2,130,228	(194,630)	(622,946)	(247,449)	-	1,065,203
Rural	815,079	(48,216)	(120,854)	(61,557)	-	584,452
Public entities	236,550	(21,881)	(48,148)	(27,986)	-	138,535
Public lighting	229,182	(21,199)	(66,481)	(26,962)	-	114,540
Public service	324,465	(26,195)	(103,480)	(33,155)	-	161,635
Electricity sales to distributors	2,963,349	(239,531)	-	(47,746)	-	2,676,072
Bilateral contracts	1,366,552	(134,439)	-	(23,361)	-	1,208,752
Electric Energy Trade Chamber - CCEE	753,392	(23,116)	-	(12,879)	-	717,397
CCEAR (auction)	673,154	(66,223)	-	(11,508)	-	595,423
Interest (Note 10.2)	96,783	-	-	-	-	96,783
Quota system	73,468	(15,753)	-	-	-	57,715
Use of the main distribution and transmission grid	6,974,829	(575,166)	(1,511,601)	(911,479)	-	3,976,583
Residential	2,060,305	(192,823)	(584,025)	(306,096)	-	977,361
Industrial	1,246,575	(112,443)	(391,804)	(177,993)	-	564,335
Trade, services and other activities	1,409,771	(131,352)	(402,233)	(208,471)	-	667,715
Rural	339,438	(31,752)	(15,451)	(51,196)	-	241,039
Public entities	168,823	(15,800)	(33,369)	(25,224)	-	94,430
Public lighting	167,255	(15,653)	(48,489)	(24,839)	-	78,274
Public service	125,928	(11,786)	(36,230)	(18,703)	-	59,209
Free consumers	398,024	(37,251)	-	(60,242)	-	300,531
Basic network, BN connections, and connection grid	1,494	(140)	-	(226)	-	1,128
Operating and maintenance income - O&M	151,984	(5,456)	-	(8,026)	-	138,502
Interest income (a)	905,232	(20,710)	-	(30,461)	-	854,061
Construction income	1,279,642	-	-	-	-	1,279,642
Fair value of assets from the indemnity for the concession	132,741	-	-	-	-	132,741
Telecommunications	357,361	(13,872)	(79,582)	-	(2,326)	261,581
Distribution of piped gas	647,579	(62,037)	(113,657)	-	-	471,885
Sectorial financial assets and liabilities result	(1,079,662)	-	-	-	-	(1,079,662)
Other operating revenue	179,820	(26,072)	-	-	(2,342)	151,406
Leasing and rent (32.1)	103,793	(15,049)	-	-	-	88,744
Income from rendering of services	32,575	(4,723)	-	-	(2,342)	25,510
Charged service	10,148	(1,471)	-	-	-	8,677
Other income	33,304	(4,829)	-	-	-	28,475
	21,061,792	(1,801,359)	(4,131,780)	(2,022,232)	(4,668)	13,101,753
(a) Of the total gross revenue from Interest income, R$809,639 refers to the gain on RBSE assets (Note 10.4).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (32.2)	(ISSQN)	12.31.2015
Electricity sales to final customers	11,289,201	(1,045,529)	(2,784,289)	(1,712,463)	-	5,746,920
Residential	3,554,995	(330,341)	(850,197)	(569,767)	-	1,804,690
Industrial	3,829,081	(352,086)	(910,291)	(517,248)	-	2,049,456
Trade, services and other activities	2,511,750	(233,626)	(720,302)	(401,855)	-	1,155,967
Rural	546,685	(50,800)	(68,351)	(88,196)	-	339,338
Public entities	273,120	(25,379)	(54,202)	(43,876)	-	149,663
Public lighting	271,036	(25,185)	(79,645)	(43,302)	-	122,904
Public service	302,534	(28,112)	(101,301)	(48,219)	-	124,902
Electricity sales to distributors	4,130,184	(350,796)	-	(71,947)	-	3,707,441
Bilateral contracts	1,160,503	(196,524)	-	(20,301)	-	943,678
Electric Energy Trade Chamber - CCEE	2,159,431	(18,079)	-	(37,774)	-	2,103,578
CCEAR (auction)	793,036	(134,295)	-	(13,872)	-	644,869
Quota system	17,214	(1,898)	-	-	-	15,316
Use of the main distribution and transmission grid	5,879,729	(547,565)	(1,420,129)	(1,523,530)	-	2,388,505
Residential	1,961,163	(183,621)	(547,296)	(523,264)	-	706,982
Industrial	1,280,283	(117,076)	(370,565)	(333,412)	-	459,230
Trade, services and other activities	1,399,336	(130,688)	(388,512)	(372,433)	-	507,703
Rural	300,297	(28,116)	(5,890)	(80,913)	-	185,378
Public entities	161,275	(15,100)	(31,870)	(43,164)	-	71,141
Public lighting	153,826	(14,402)	(44,553)	(41,027)	-	53,844
Public service	111,539	(10,443)	(31,443)	(29,757)	-	39,896
Free consumers	282,241	(26,426)	-	(76,104)	-	179,711
Basic network, BN connections, and connection grid	1,352	(127)	-	(365)	-	860
Operating and maintenance income - O&M	91,772	(11,643)	-	(12,466)	-	67,663
Interest income (a)	136,645	(9,923)	-	(10,627)	-	116,095
Construction income	1,196,324	-	-	-	-	1,196,324
Fair value of assets from the indemnity for the concession	217,713	-	-	-	-	217,713
Telecommunications	277,876	(10,760)	(55,038)	-	(2,151)	209,927
Distribution of piped gas	704,625	(66,877)	(111,349)	-	-	526,399
Sectorial financial assets and liabilities result	858,170	-	-	-	-	858,170
Other operating revenue	119,402	(22,545)	-	-	(2,412)	94,445
Leasing and rent (32.1)	88,008	(16,618)	-	-	-	71,390
Income from rendering of services	17,203	(3,248)	-	-	(2,412)	11,543
Charged service	8,773	(1,656)	-	-	-	7,117
Other income	5,418	(1,023)	-	-	-	4,395
	24,673,224	(2,044,072)	(4,370,805)	(3,307,940)	(4,563)	14,945,844

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.1    Leasing and rent

32.1.1     Revenues from leases and rentals

	12.31.2017	12.31.2016	12.31.2015
Equipment and framework	106,790	103,490	87,190
Facilities sharing	2,159	248	547
Real estate	281	55	271
	109,230	103,793	88,008

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.1.2     Receivables from non-cancelable leases

	Less than		Over	Total
	1 year	1 to 5 years	5 years	12.31.2017
Facilities sharing	1,079	5,396	13,622	20,097

32.2    Regulatory charges

	12.31.2017	12.31.2016	12.31.2015
Energy Development Account - "CDE Energia" (32.2.1)	718,154	790,117	497,667
Energy Development Account - "CDE Uso" (32.2.1)	708,555	876,361	1,494,630
Other charges - rate flags	420,027	203,671	1,120,218
Research and development and energy efficiency - R&D and EEP	117,390	100,039	126,656
Global Reversion Reserve - RGR quota	46,825	42,887	62,554
Inspection fee	9,723	9,157	6,215
	2,020,674	2,022,232	3,307,940

32.2.1     Energy Development Account - CDE

The primary objectives of the Energy Development Account (CDE) created by Law No. 10,438/2002 and amended by Law No. 12,783/2013, are: (i) universalization of the electric power service; (ii) subsidy to the low income residential subclass; (iii) Fuel Consumption Account - CCC; (iv) amortization of financial operations associated with the compensation upon the reversal of concessions or to meet the purposes of moderateness of tariffs; (v) competitiveness of the power produced by national mineral coal in the areas served by interlinked systems; (vi) competitiveness of the power produced by wind sources, small hydroelectric power plants, biomass, natural gas and other renewable sources; (vii) subsidy for tariff discounts to the distributors due to the loss of revenue from discounted granted on tariffs of use of electric power systems; (viii) administrative funding grants for management of CDE, CCC and RGR by CCEE; and (ix) compensation to the rural electrification cooperatives, concessionaires or permission holders by the tariff impact from the reduced density of load in relation to the supplying concessionaire.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CDE’s quotas were originally defined based on the CCC figures for the 2001 Interconnected Systems, the values of which were adjusted annually starting in 2002 in proportion to the market growth of each agent, and in 2004 also by the IPCA. As of Law 12,783/2013, the system is changed and quotas are defined based on the resources needed to achieve its purposes and other revenues related to the CDE. The CDE charge incorporates:

i) annual quota of “CDE-Uso”: this quota is allocated to the financing of the objectives of the CDE, set forth in its annual budget, defined by the Federal Government, as provided in §§ 2 and 3 of art. 13 of Law 10,438/2002, with wording given by Law No. 12,783/2013.

ANEEL Resolution No. 2202/2017 defined the CDE-Uso quota, in the monthly amount of R$53,329 as of January 2017. However, as of February of the same year, the monthly amount of the quota was changed to R$61,159, established by ANEEL Resolution No. 2,204/2017;

ii) annual quota “CDE - Energia” (ACR account): this quota is intended for the discharge of credit operations contracted by CCEE in the management of the Regulated Contracting Environment - ACR Account, in compliance with Decree No. 8,222/2014, and pursuant to ANEEL Normative Resolution No. 612/2014.

The purpose of the ACR Account is to cover costs relating to involuntary spot market exposure and the costs of thermal power dispatching in 2014.

Resolution No. 1,863/2015 defined the value of the CDE quota (ACR Account) at R$46,638, as of June 2015. Beginning June 2016, by means of Resolution No. 2,004/2015, the amount of the quota was updated to R$49,362. In April 2017, the quota was reduced to R$37,907 until March 2018, and from April 2018 to March 2020, the quota will be R$49,362, as approved by Resolution No. 2,231/2017. These installments are updated annually, in accordance with the conditions contracted by CCEE for each of the loans made with the participating financial institutions; and

iii) annual quota CDE-Energia: destined to the return of the resources received by the distribution concessionaires, from January 2013 to January 2014, to cover costs relating to involuntary spot market exposure and the hydrological risk of the plants contracted on a regime of quotas, and the costs of thermal power dispatching for reasons of energy security, in compliance with Decree 7,895/2013 and Decree 8,203/2014.

From June 2016 to May 2017, the monthly amount of the CDE-Energia quota was established at R$18,947 by ANEEL Resolution No. 2,077/2016. From June 2017, the monthly quota was changed to R$20,138, by Resolution No. 2,204/2017.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Preliminary injunctions

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

On the other hand, by the preliminary injunction in favor of Abradee, the associated distributors are guaranteed the right of non-transfer, deducting from the portion of CDE-Uso and CDE-Energia the amounts not collected due to the effects of the preliminary injunction. This deduction, which covers all preliminary injunctions, was approved by ANEEL by Order No. 1,576/2016.

Moreover, in compliance with the preliminary injunction granted in the Judicial Proceedings No. 0028882 -30.2016.4.01.3400 of the 2nd Federal Court, ANEEL, through Order No. 2,634/2016, ratified, regarding the 2016 tariff process, new Tariffs for Use of Distribution Systems - Tusd for Abrace members, effective as of June 29, 2016 for as long as the effects of the preliminary injunction relief remain. In addition to the Abrace and Anace associates, other companies have also obtained favorable injunctions, with publication of new tariffs.

By means of Resolution No. 2,255 of 06.20.2017, Article 14, the tariff components of the Energy Tariff (TE) in R$/MWh, which must be applied in compliance with the injunctions granted in lawsuits that remain for the 2017 tariff process. As shown in table 11 to this Resolution, the customer units included in injunctions 0069262-32.2015.4.01.3400, of the National Association of Energy Consumers - Anace, and No. 0028996- 66.2016.4.01.3400, of the Labor Union of Cement Industry - SNIC, currently totaling 7 customer units, will continue to benefit from the reduced tariffs.

Accordingly, Copel DIS has been carrying out the deduction of the payment of the CDE quota from the unbilled amounts resulting from these injunctions, thus not impacting the distributor’s result. The differences between the rate coverage for this charge and the amount actually paid, from the beginning of the preliminary injunction to December 2017, represent the amount of R$111,912 for CDE Uso and R$14,105 for CDE Energy.

32.3    Copel DIS periodic tariff adjustment

The annual tariff adjustment, which occurs between tariff reviews, is approved by ANEEL based on a formula defined in the concession agreement and on regulations established in Proret, which consider for unmanageable costs (Portion A) the variations incurred in the period and for manageable costs (Portion B) the IPCA variation, adjusted by applying the Factor X.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ANEEL’s Resolution No. 2,255 of June 20, 2017 approved the result of Copel DIS Annual Tariff Review and authorized a 5.85% average adjustment to be perceived by consumers, consisting of: -0.73% related to the inclusion of financial components; 1.07% from updating Portion B; 2.78% from adjusting Portion A; and 2.73% reflecting the withdrawal of the financial components from the previous tariff process.

This adjustment was fully applied to Copel DIS tariffs as of June 24, 2017.

33      Operating Costs and Expenses

	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	12.31.2017
Electricity purchased for resale (33.1)	(6,165,450)	-	-	-	(6,165,450)
Charge of the main distribution and transmission grid	(712,030)	-	-	-	(712,030)
Personnel and management (33.2)	(984,011)	(20,435)	(338,898)	-	(1,343,344)
Pension and healthcare plans (Note 25.3)	(175,479)	(2,424)	(59,694)	-	(237,597)
Materials and supplies	(71,535)	(968)	(10,621)	-	(83,124)
Materials and supplies for power electricity	(97,360)	-	-	-	(97,360)
Natural gas and supplies for gas business	(309,542)	-	-	-	(309,542)
Third-party services (33.3)	(386,435)	(18,826)	(116,254)	-	(521,515)
Depreciation and amortization	(686,007)	(16)	(32,070)	(13,506)	(731,599)
Estimated losses, provisions and reversals (33.4)	122,782	(90,478)	-	(397,843)	(365,539)
Construction cost (33.5)	(1,003,881)	-	-	-	(1,003,881)
Other operating costs and expenses, net (33.6)	(196,942)	(35,903)	(128,138)	(52,967)	(413,950)
	(10,665,890)	(169,050)	(685,675)	(464,316)	(11,984,931)

	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	12.31.2016
Electricity purchased for resale (33.1)	(4,685,604)	-	-	-	(4,685,604)
Charge of the main distribution and transmission grid	(866,243)	-	-	-	(866,243)
Personnel and management (33.2)	(976,027)	(17,314)	(311,077)	-	(1,304,418)
Pension and healthcare plans (Note 25.3)	(192,880)	(2,616)	(64,271)	-	(259,767)
Materials and supplies	(71,747)	(851)	(8,865)	-	(81,463)
Materials and supplies for power electricity	(33,352)	-	-	-	(33,352)
Natural gas and supplies for gas business	(325,413)	-	-	-	(325,413)
Third-party services (33.3)	(369,442)	(53,659)	(127,392)	-	(550,493)
Depreciation and amortization	(664,470)	(31)	(30,290)	(13,505)	(708,296)
Estimated losses, provisions and reversals (33.4)	(567,112)	(184,610)	-	(16,974)	(768,696)
Construction cost (33.5)	(1,280,745)	-	-	-	(1,280,745)
Other operating costs and expenses, net (33.6)	(201,080)	8,633	(199,250)	(23,159)	(414,856)
	(10,234,115)	(250,448)	(741,145)	(53,638)	(11,279,346)

			General and	Other
	Operational	Selling	administrative	operating
	costs	expenses	expenses	expenses, net	12.31.2015
Electricity purchased for resale (33.1)	(6,032,916)	-	-	-	(6,032,916)
Charge of the main distribution and transmission grid	(919,788)	-	-	-	(919,788)
Personnel and management (33.2)	(863,406)	(15,617)	(289,827)	-	(1,168,850)
Pension and healthcare plans (Note 25.3)	(196,238)	(2,388)	(55,701)	-	(254,327)
Materials and supplies	(66,968)	(748)	(8,986)	-	(76,702)
Materials and supplies for power electricity	(199,323)	-	-	-	(199,323)
Natural gas and supplies for gas business	(1,176,090)	-	-	-	(1,176,090)
Third-party services (33.3)	(365,745)	(41,876)	(111,882)	-	(519,503)
Depreciation and amortization	(600,240)	(35)	(68,558)	(7,639)	(676,472)
Estimated losses, provisions and reversals (33.4)	66,029	(226,837)	-	(50,021)	(210,829)
Construction cost (33.5)	(1,251,004)	-	-	-	(1,251,004)
Other operating costs and expenses, net (33.6)	(193,627)	4,104	(135,652)	(100,959)	(426,134)
	(11,799,316)	(283,397)	(670,606)	(158,619)	(12,911,938)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.1    Electricity purchased for resale

	12.31.2017	12.31.2016	12.31.2015
Purchase of Energy in the Regulated Environment - CCEAR	2,693,976	3,219,900	3,812,509
Electric Energy Trade Chamber - CCEE	1,766,091	535,656	982,388
Itaipu Binacional	1,117,957	1,089,804	1,567,844
Bilateral contracts	766,803	20,006	30,557
Program for incentive to alternative energy sources - Proinfa	217,646	242,910	177,946
Micro and mini generators and repurchase of customers	3,892	561	-
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(400,915)	(423,233)	(538,328)
	6,165,450	4,685,604	6,032,916

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.2    Personnel and management

	12.31.2017	12.31.2016	12.31.2015
Personnel
Wages and salaries	806,119	801,789	735,072
Social charges on payroll	266,183	257,519	227,667
Meal assistance and education allowance	119,881	109,999	98,367
Provisions for profit sharing (a)	68,817	64,814	78,462
Compensation - Voluntary termination program/retirement	53,468	44,276	5,443
	1,314,468	1,278,397	1,145,011
Management
Wages and salaries	22,895	20,639	19,027
Social charges on payroll	5,635	5,136	4,645
Other expenses	346	246	167
	28,876	26,021	23,839
	1,343,344	1,304,418	1,168,850
(a) According to Federal Law No. 10,101/2000, State Decree No. 1,978/2007 and State Law No. 16,560/2010.

33.3    Third party services

	12.31.2017	12.31.2016	12.31.2015
Maintenance of electrical system	135,265	160,720	160,564
Maintenance of facilities	95,176	90,451	85,192
Communication, processing and transmission of data	94,230	61,317	72,042
Meter reading and bill delivery	49,647	49,462	44,399
Consumer service	29,789	21,000	20,478
Consulting and audit	21,589	41,396	19,120
Other services	95,819	126,147	117,708
	521,515	550,493	519,503

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.4    Estimated losses, provisions and reversals

	12.31.2017	12.31.2016	12.31.2015
Provision (reversal) for litigations	386,373	(21,408)	48,499
Provision of impairment of assets
Accounts receivable related to the concession compensation (Note 11.1)	(1,117)	75	-
Credits on sales and purchases of gas (Note 12.2)	(123,586)	87,479	-
Property, plant and equipment (Note 19.9)	1,921	494,023	(66,029)
Allowance for doubtful accounts (Client and Other credits)	90,589	179,908	226,838
Tax credits estimated losses	11,470	23,917	1,521
Estimated losses (reversion) in consortiums	(111)	4,702	-
	365,539	768,696	210,829

33.5    Construction cost

	12.31.2017	12.31.2016	12.31.2015
Third party services	437,788	495,309	504,197
Materials and supplies	387,278	588,414	574,132
Personnel	143,266	135,272	100,299
Others	35,549	61,750	72,376
	1,003,881	1,280,745	1,251,004

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.6    Other operating costs and expenses, net

	12.31.2017	12.31.2016	12.31.2015
Financial offset for the use of water resources	110,971	183,014	155,147
Taxes	87,759	29,443	24,237
Losses in the decommissioning and disposal of assets	58,569	43,496	53,266
Compensation	45,712	89,531	50,541
Leasing and rent (33.6.1)	32,037	35,453	33,961
Advertising and publicity	27,768	37,451	25,867
Result of the change in the investment valuation method	-	(52,107)	-
Result of disposal of investment (Note 16.1)	(28,650)	-	-
Other net costs and expenses	79,784	48,575	83,115
	413,950	414,856	426,134

33.6.1     Leases and rents

	12.31.2017	12.31.2016	12.31.2015
Real estate	29,749	29,911	27,830
Others	3,588	6,919	7,434
(-) PIS and Cofins credits	(1,300)	(1,377)	(1,303)
	32,037	35,453	33,961

33.6.2     Commitments from non-cancelable leases and rents

	Less than		Over	Total
	1 year	1 to 5 years	5 years	31.12.2017
Rental of wind farm lands	4,600	29,323	183,141	217,064

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34      Financial Results

	12.31.2017	12.31.2016 Restated	12.31.2015 Restated
Financial income
Arrears charges on bills	191,554	221,673	168,796
Interest and monetary variation of CRC transfer (Note 8.1)	141,923	194,153	217,722
Return on financial investments held for trading	95,221	182,750	139,056
Remuneration of net sectorial assets and liabilities (Note 9.2)	20,493	27,734	121,401
Monetary variation over the Itaipu power purchase	17,777	39,283	25,198
Monetary variation and adjust to present value of accounts
payable related to the concession	10,813	1,116	2,122
Return on financial investments held for sale	19,302	13,497	16,160
Other financial income	202,227	223,730	79,172
	699,310	903,936	769,627
( - ) Financial expenses
Monetary and cambial variation and debt charges	993,970	1,072,875	751,524
Monetary variation and adjust to present value of accounts
payable related to the concession	65,418	90,480	101,072
Interest and monetary variation of CRC transfer (Note 8.1)	51,211	5,235	-
PIS/Pasep/Cofins taxes on interest on capital	45,196	40,607	42,627
Interest on R&D and EEP (Note 27.2)	34,345	41,781	34,060
Remuneration of net sectorial assets and liabilities (Note 9.2)	29,622	13,947	-
Monetary variation over the Itaipu power purchase	12,264	20,597	96,162
Provision for impairment of financial assets	5,372	4,300	99,031
Other financial expenses	210,352	208,770	72,853
	1,447,750	1,498,592	1,197,329
Net	(748,440)	(594,656)	(427,702)

35      Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Company and by key strategic decision makers responsible for allocating funds and assessing performance.

35.1    Products and services from which we generate revenues from the reportable segments

The Company operates in reportable segments identified by management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In 2017, 2016 and 2015, all sales have been to customers within Brazilian territory, as well as all noncurrent assets are located in national territory.

The Company did not identify any customer who individually accounts for more than 10% of total net revenues in 2017.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in Note 4.

35.2    The Company’s reportable segments

The reportable segments of the Company, in accordance with IFRS 8 are:

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

Power distribution (DIS) - this segment comprises the distribution of electric energy, the operation and maintenance of the distribution infrastructure, and related services.

Telecommunications (TEL) - this segment comprises telecommunications and general communications services.

GAS - this segment comprises the public service of piped natural gas distribution.

Power sale (COM) - this segment comprises the sale of electric energy, and related services; and

Holding Company (HOL) - this segment comprises participation in other companies.

35.3    Assets per reportable segment

ASSETS	Electric Energy		TEL	GAS	COM (a)	HOL	Intersegment operations	Total
12.31.2017	GET	DIS
TOTAL ASSETS	17,110,518	11,529,588	1,054,741	632,910	208,369	3,211,162	(584,911)	33,162,377
CURRENT ASSETS	1,461,512	3,609,663	102,002	151,966	187,966	1,035,545	(846,820)	5,701,834
NON-CURRENT ASSETS	15,649,006	7,919,925	952,739	480,944	20,403	2,175,617	261,909	27,460,543
Long term assets	4,037,312	2,167,690	69,543	437,056	17,703	2,019,192	(140,870)	8,607,626
Investments	2,424,081	1,362	-	-	2,457	115,765	26,978	2,570,643
Property, plant and equipment	8,924,508	-	866,489	-	57	38,396	-	9,829,450
Intangible assets	263,105	5,750,873	16,707	43,888	186	2,264	375,801	6,452,824
(a) In 2017, the sale of electric energy became a reportable segment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Electric Energy		TEL	GAS	HOL	Intersegment operations	Total
12.31.2016 - Restated	GET	DIS
TOTAL ASSETS	15,433,988	10,085,455	856,510	526,477	3,351,656	(373,483)	29,880,603
CURRENT ASSETS	1,122,399	2,588,602	89,471	135,292	941,761	(640,284)	4,237,241
NON-CURRENT ASSETS	14,311,589	7,496,853	767,039	391,185	2,409,895	266,801	25,643,362
Long term assets	3,680,669	1,982,110	79,853	152,676	2,145,759	(136,332)	7,904,735
Investments	2,125,701	1,362	-	-	217,449	-	2,344,512
Property, plant and equipment	8,223,951	-	667,443	-	42,909	-	8,934,303
Intangible assets	281,268	5,513,381	19,743	238,509	3,778	403,133	6,459,812

ASSETS	Electric Energy		TEL	GAS	HOL	Intersegment operations	Total
01.01.2016 - Restated	GET	DIS
TOTAL ASSETS	13,626,886	10,715,266	769,317	481,303	3,641,088	(390,189)	28,843,671
CURRENT ASSETS	2,126,024	4,155,554	179,898	103,579	873,169	(616,587)	6,821,637
NON-CURRENT ASSETS	11,500,862	6,559,712	589,419	377,724	2,767,919	226,398	22,022,034
Long term assets	1,568,330	1,426,826	59,031	71,016	2,016,463	(189,874)	4,951,792
Investments	1,525,356	1,374	-	-	705,754	-	2,232,484
Property, plant and equipment	8,138,199	-	512,068	-	42,415	-	8,692,682
Intangible assets	268,977	5,131,512	18,320	306,708	3,287	416,272	6,145,076

35.4    Statement of income per reportable segment

STATEMENT OF INCOME	Electric Energy			TEL	GAS	COM (a)	HOL	Intersegment operations	Total
	GET		DIS
12.31.2017	GER	TRA
NET OPERATING REVENUES	3,176,811	819,623	9,358,664	380,550	515,563	664,495	-	(891,133)	14,024,573
Net operating revenues - third-parties	2,851,644	640,199	9,324,633	306,473	510,010	664,495	-	(272,881)	14,024,573
Net operating revenues - between segments	325,167	179,424	34,031	74,077	5,553	-	-	(618,252)	-
OPERATING COSTS AND EXPENSES	(1,868,390)	(546,510)	(9,071,359)	(286,363)	(309,213)	(654,445)	(139,784)	891,133	(11,984,931)
Energy purchased for resale	(390,019)	-	(5,717,970)	-	-	(654,026)	-	596,565	(6,165,450)
Charges for use of the main transmission grid	(352,958)	-	(554,805)	-	-	-	-	195,733	(712,030)
Personnel and management	(218,456)	(122,515)	(822,963)	(107,874)	(35,761)	(12,993)	(22,782)	-	(1,343,344)
Pension and healthcare plans	(38,782)	(22,733)	(154,285)	(14,800)	(3,577)	(1,415)	(2,005)	-	(237,597)
Materials and supplies	(12,463)	(4,732)	(60,320)	(2,978)	(1,936)	(27)	(668)	-	(83,124)
Raw materials and supplies for generation	(102,719)	-	-	-	-	-	-	5,359	(97,360)
Natural gas and supplies for gas business	-	-	-	-	(309,542)	-	-	-	(309,542)
Third party services	(120,993)	(24,609)	(347,393)	(67,612)	(22,670)	(1,280)	(15,089)	78,131	(521,515)
Depreciation and amortization	(368,987)	(7,201)	(285,835)	(39,553)	(28,753)	(9)	(1,261)	-	(731,599)
Provision/reversal for litigations	(39,733)	(81,210)	(168,600)	(3,648)	854	(156)	(93,880)	-	(386,373)
Impairment of assets	3,886	-	-	-	123,586	-	(4,690)	-	122,782
Other estimated losses, provisions and reversals	(9,397)	1,107	(83,916)	(8,309)	(1,433)	-	-	-	(101,948)
Construction cost	-	(272,216)	(717,351)	-	(14,314)	-	-	-	(1,003,881)
Other operating costs and expenses, net	(217,769)	(12,401)	(157,921)	(41,589)	(15,667)	15,461	591	15,345	(413,950)
EQUITY IN EARNINGS OF INVESTEES	(5,777)	93,145	-	-	-	(564)	14,935	-	101,739
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	1,302,644	366,258	287,305	94,187	206,350	9,486	(124,849)	-	2,141,381
Financial income	73,433	13,313	380,597	11,828	38,821	6,515	186,660	(11,857)	699,310
Financial expenses	(565,837)	(123,707)	(343,540)	(30,691)	(64,433)	(322)	(331,077)	11,857	(1,447,750)
OPERATING PROFIT (LOSS)	810,240	255,864	324,362	75,324	180,738	15,679	(269,266)	-	1,392,941
Income Tax and Social Contribution	(191,899)	(30,515)	22,893	(21,272)	(66,785)	(2,638)	15,530	-	(274,686)
NET INCOME (LOSS)	618,341	225,349	347,255	54,052	113,953	13,041	(253,736)	-	1,118,255
(a) In 2017, the sale of electric energy became a reportable segment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME	Electric Energy			TEL	GAS	HOL	Intersegment operations	Total
	GET		DIS
12.31.2016 - Restated	GER	TRA
NET OPERATING REVENUES	2,927,680	1,491,547	8,344,765	325,115	542,822	6,238	(536,414)	13,101,753
Net operating revenues - third-parties	2,618,869	1,406,335	8,313,141	258,794	498,376	6,238	-	13,101,753
Net operating revenues - between segments	308,811	85,212	31,624	66,321	44,446	-	(536,414)	-
OPERATING COSTS AND EXPENSES	(2,032,767)	(605,202)	(8,502,377)	(241,848)	(534,817)	101,251	536,414	(11,279,346)
Energy purchased for resale	(92,050)	-	(4,893,230)	-	-	(9,119)	308,795	(4,685,604)
Charges for use of the main transmission grid	(322,849)	-	(642,753)	-	-	-	99,359	(866,243)
Personnel and management	(208,887)	(116,966)	(804,974)	(101,397)	(32,765)	(39,429)	-	(1,304,418)
Pension and healthcare plans	(43,251)	(24,171)	(163,329)	(18,827)	(3,596)	(6,593)	-	(259,767)
Materials and supplies	(12,768)	(5,017)	(59,178)	(2,044)	(1,768)	(688)	-	(81,463)
Raw materials and supplies for generation	(77,797)	-	-	-	-	-	44,445	(33,352)
Natural gas and supplies for gas business	-	-	-	-	(325,413)	-	-	(325,413)
Third party services	(157,602)	(24,030)	(348,479)	(46,552)	(20,082)	(26,755)	73,007	(550,493)
Depreciation and amortization	(369,352)	(3,697)	(274,180)	(34,645)	(25,251)	(1,171)	-	(708,296)
Provision/reversal for litigations	(1,086)	(9,234)	(128,899)	(4,653)	(1,036)	166,316	-	21,408
Impairment of assets	(494,098)	-	-	-	(87,479)	-	-	(581,577)
Other estimated losses, provisions and reversals	(30,700)	(975)	(171,045)	(2,598)	(3,209)	-	-	(208,527)
Construction cost	-	(406,345)	(849,275)	-	(25,125)	-	-	(1,280,745)
Other operating costs and expenses, net	(222,327)	(14,767)	(167,035)	(31,132)	(9,093)	18,690	10,808	(414,856)
EQUITY IN EARNINGS OF INVESTEES	(55,284)	117,970	-	-	-	103,725	-	166,411
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	894,913	1,004,315	(157,612)	83,267	8,005	211,214	-	2,044,102
Financial income	130,077	21,339	396,880	13,489	13,551	331,646	(3,046)	903,936
Financial expenses	(617,341)	(108,538)	(401,863)	(23,100)	(14,973)	(335,823)	3,046	(1,498,592)
OPERATING PROFIT (LOSS)	407,649	917,116	(162,595)	73,656	6,583	207,037	-	1,449,446
Income Tax and Social Contribution	(205,027)	(220,512)	(17,851)	(15,324)	(1,632)	(59,344)	-	(519,690)
NET INCOME (LOSS)	202,622	696,604	(180,446)	58,332	4,951	147,693	-	929,756

STATEMENT OF INCOME	Electric Energy			TEL	GAS	HOL	Intersegment operations	Total
	GET		DIS
01.01.2016 - Restated	GER	TRA
NET OPERATING REVENUES	4,264,197	501,387	9,797,855	272,247	1,391,474	-	(1,281,316)	14,945,844
Net operating revenues - third-parties	3,954,296	420,451	9,770,086	207,091	593,920	-	-	14,945,844
Net operating revenues - between segments	309,901	80,936	27,769	65,156	797,554	-	(1,281,316)	-
OPERATING COSTS AND EXPENSES	(2,580,045)	(394,015)	(9,516,397)	(203,878)	(1,360,357)	(138,672)	1,281,426	(12,911,938)
Energy purchased for resale	(309,682)	-	(6,007,222)	-	-	-	283,988	(6,032,916)
Charges for use of the main transmission grid	(294,660)	-	(706,680)	-	-	-	81,552	(919,788)
Personnel and management	(186,385)	(79,873)	(699,891)	(87,393)	(30,715)	(84,593)	-	(1,168,850)
Pension and healthcare plans	(40,325)	(18,477)	(165,635)	(17,516)	(3,264)	(9,110)	-	(254,327)
Materials and supplies	(12,502)	(3,399)	(55,531)	(2,745)	(1,937)	(588)	-	(76,702)
Raw materials and supplies for generation	(996,679)	-	-	-	-	-	797,356	(199,323)
Natural gas and supplies for gas business	-	-	-	-	(1,176,090)	-	-	(1,176,090)
Third party services	(184,228)	(20,476)	(353,773)	(35,900)	(20,282)	(15,472)	110,628	(519,503)
Depreciation and amortization	(369,778)	(3,399)	(243,645)	(31,510)	(21,532)	(6,608)	-	(676,472)
Provision/reversal for litigations	89,726	35,061	(164,615)	(3,742)	(7,744)	2,813	-	(48,501)
Impairment of assets	66,029	-	-	-	-	-	-	66,029
Other estimated losses, provisions and reversals	(122,700)	-	(104,121)	(987)	(549)	(7)	7	(228,357)
Construction cost	-	(287,247)	(896,924)	-	(66,833)	-	-	(1,251,004)
Other operating costs and expenses, net	(218,861)	(16,205)	(118,360)	(24,085)	(31,411)	(25,107)	7,895	(426,134)
EQUITY IN EARNINGS OF INVESTEES	(4,955)	22,853	-	-	-	69,692	-	87,590
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	1,679,197	130,225	281,458	68,369	31,117	(68,980)	110	2,121,496
Financial income	114,767	33,198	354,626	5,939	14,968	248,350	(2,221)	769,627
Financial expenses	(513,822)	(9,583)	(340,439)	(6,459)	(13,898)	(315,252)	2,124	(1,197,329)
OPERATING PROFIT (LOSS)	1,280,142	153,840	295,645	67,849	32,187	(135,882)	13	1,693,794
Income Tax and Social Contribution	(392,507)	(30,966)	(89,591)	(13,205)	(9,119)	3,159	-	(532,229)
NET INCOME (LOSS)	887,635	122,874	206,054	54,644	23,068	(132,723)	13	1,161,565

35.5    Additions to noncurrent assets by reportable segment

	Electric Energy		TEL	GAS	COM (a)	HOL	TOTAL
12.31.2017	GET	DIS
Property, plant and equipment
Additions	1,077,088	-	238,944	-	7	376	1,316,415
Intangible assets
Additions	3,996	757,709	2,200	13,745	101	635	778,386

(a) In 2017, the sale of electric energy became a reportable segment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Electric Energy		TEL	GAS	HOL	TOTAL
12.31.2016	GET	DIS
Property, plant and equipment
Additions	619,964	-	187,313	-	556	807,833
Intangible assets
Additions	3,207	892,693	6,447	25,847	533	928,727

	Electric Energy		TEL	GAS	HOL	TOTAL
01.01.2016	GET	DIS
Property, plant and equipment
Additions	724,538	-	100,998	-	186	825,722
Reversal of estimated losses	56,405	-	-	-	-	56,405
	780,943	-	100,998	-	186	882,127
Intangible assets
Additions	5,343	888,906	4,427	69,592	534	968,802

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

36      Financial Instruments

36.1    Categories and determination of fair value of financial instruments

	Note	Level	12.31.2017		12.31.2016 - Restated		01.01.2016 - Restated
			Book value	Fair value	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents (a)	5	1	1,040,075	1,040,075	982,073	982,073	1,480,727	1,480,727
Bonds and securities (b)	6	1	-	-	3,385	3,385	2,565	2,565
Bonds and securities (b)	6	2	7,172	7,172	125,294	125,294	221,889	221,889
			1,047,247	1,047,247	1,110,752	1,110,752	1,705,181	1,705,181
Loans and receivables
Pledges and restricted deposits linked (a)		1	59,372	59,372	1,294	1,294	2,000	2,000
Trade accounts receivable (a)	7	1	2,994,322	2,994,322	2,488,141	2,488,141	3,107,889	3,107,889
CRC Transferred to the State Government of Paraná (d)	8	2	1,516,362	1,620,212	1,522,735	1,610,269	1,383,242	1,343,497
Sectorial financial assets (a)	9	1	343,218	343,218	-	-	1,045,662	1,045,662
Accounts receivable related to the concession (e)	10	1	3,219,437	3,219,437	2,612,418	2,612,418	943,473	943,473
Accounts receivable related to the concession - bonus from the grant (f)	10	2	606,479	694,463	586,706	673,545	-	-
State of Paraná - Government Programs (a)	15.1	1	130,417	130,417	155,141	155,141	187,048	187,048
Mutual - related parties	15.2	1	38,169	38,169	28,968	28,968	-	-
Collaterals and escrow accounts STN (c)	23.1	2	75,665	57,188	73,074	47,166	86,137	51,414
			8,983,441	9,156,798	7,468,477	7,616,942	6,755,451	6,680,983
Available for sale
Bonds and securities (b)	6	1	687	687	1,567	1,567	2,728	2,728
Bonds and securities (b)	6	2	211,804	211,804	201,499	201,499	158,449	158,449
Accounts receivable related to the concession (g)	10	3	684,206	684,206	614,806	614,806	424,140	424,140
Accounts receivable related to the concession compensation (h)	11	3	68,859	68,859	67,401	67,401	219,556	219,556
Other temporary investments (i)	16	1	8,958	8,958	408,297	408,297	17,626	17,626
Other temporary investments (i)	16	2	9,769	9,769	-	-	-	-
			984,283	984,283	1,293,570	1,293,570	822,499	822,499
Total financial assets			11,014,971	11,188,328	9,872,799	10,021,264	9,283,131	9,208,663
Financial liabilities
Other financial liabilities
Sectorial financial liabilities (a)	9	1	283,519	283,519	278,992	278,992	-	-
Ordinary financing of taxes with the federal tax authorities (c)	13.3	2	148,845	142,702	198,527	183,573	193,739	171,119
Special Tax Regularization Program - Pert (c)	13.3	2	533,671	431,036	-	-	-	-
Suppliers (a)	22	1	1,727,046	1,727,046	1,292,350	1,292,350	1,619,049	1,619,049
Loans and financing (c)	23	2	3,759,505	3,569,856	4,046,293	3,677,926	4,077,060	3,539,257
Debentures (j)	24	1	6,070,978	6,070,978	4,790,809	4,790,809	3,683,928	3,683,928
Payable related to concession (k)	28	3	554,954	645,904	565,542	640,839	535,665	651,403
Total financial liabilities			13,078,518	12,871,041	11,172,513	10,864,489	10,109,441	9,664,756
Different levels are defined as follow s:
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

Determining fair values

a)	Equivalent to their respective carrying values due to their nature and terms of realization.
b)	Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.
c)	Calculated based on the cost of the last issue by the Company, 126.0% of the CDI for discount of the expected payment flows.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

d)

The Company based its calculation on the comparison with a long-term and post-fixed National Treasury Bond (NTN-B) maturing on August 15, 2024, which yields approximately 4.47% p.y. plus the IPCA inflation index.

e)	Criteria and assumptions disclosed in note 4.3.9.
f)

Receivables related to the concession agreement for providing electricity generation services under quota arrangements at their fair value calculated by expected cash inflows discounted at the rate established in ANEEL auction notice 12/2015 (9.04%).

g)	Criteria and assumptions disclosed in Note 4.3.9 to the financial statements for the year ended December 31, 2017. The changes in 2017 are shown in Note 10.1.
h)	The fair values of generation assets approximate their book values, according to Note 4.3.10.
i)

Calculated according to the price quotations published in an active market, for assets classified as level 1, and determined in view of the comparative assessment model for assets classified as level 2.

j)	Calculated from the Unit Price quotation (PU) for December 29, 2017, obtained from the Brazilian Association of Financial and Capital Markets (Anbima), net of financial cost to amortize.
k)	Real net discount rate of 8.11% p.a., in line with the Company's estimated rate for long-term projects.

36.2    Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

36.2.1     Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or financial instrument counterpart, resulting from failure in complying with contract obligations.

Exposure to credit risk	12.31.2017	12.31.2016 Restated	01.01.2016 Restated
Cash and cash equivalents (a)	1,040,075	982,073	1,480,727
Bonds and securities (a)	219,663	331,745	385,631
Pledges and restricted deposits linked (a)	135,037	74,368	88,137
Trade accounts receivable (b)	2,994,322	2,488,141	3,107,889
CRC Transferred to the State Government of Paraná (c)	1,516,362	1,522,735	1,383,242
Sectorial financial assets (d)	343,218	-	1,045,662
Accounts receivable related to the concession (e)	3,903,643	3,227,224	1,367,613
Accounts receivable related to the concession - Bonus from the grant (f)	606,479	586,706	-
Accounts receivable related to the concession compensation (g)	68,859	67,401	219,556
State of Paraná - Government Programs (h)	130,417	155,141	187,048
Mutual - related parties	38,169	28,968	-
Other temporary investments (i)	18,727	408,297	17,626
	11,014,971	9,872,799	9,283,131

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

a)

The Company’s Management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)

The risk arises from the possibility that the Company might incur in losses resulting from difficulties to receive its billings to customers. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies.

c)	Management believes this credit risk is low because repayments are secured by funds from dividends.
d)

Management believes this risk is very low because these contracts assure an unconditional right to be paid in cash by the concession Granting Authority at the end of the concession period for any infrastructure investments not recovered through tariffs.

e)

Management believes this risk is very low because these contracts assure an unconditional right to be paid in cash by the concession Granting Authority at the end of the concession period for any infrastructure investments not recovered through tariffs by the end of the period, specifically for the transmission business, since RAP is guaranteed revenue that does not involve demand risk.

For investments made in infrastructure and that were not recovered through tariff until the end of the concession, the agreements assure the right to receive cash until the end of the concession to be paid by the Granting Authority.

For the amount relating to RBSE assets existing on May 31, 2000, ANEEL published Normative Resolution 589/2013, which defines criteria for calculating the New Replacement Value (VNR). Given that on April 20, 2016, through MME Ordinance 120, the Granting Authority defined the means and period for receiving this asset regulated by. ANEEL Normative Resolution 762/2017, Management considers the risk of this credit to be low, even considering the injunctions that temporarily reduced the RAP receivable, regarding the cost of equity determined in RSBE’s assets from January 2013 to June 2017, as described in Note 10.4.

f)

Management considers the risk of this credit to be very low, as the contract for the sale of energy by quota guarantees the receipt of an Annual Generation Revenue - RAG guaranteed which includes the annual amortization of this amount during the concession term.

g)

For the generation concession assets, ANEEL published Normative Resolution 596/2013, which defines criteria for calculating the New Replacement Value (VNR), for indemnity purposes. Although the Granting Authority has not yet disclosed the means of remunerating these assets and there are uncertainties as to approval or ratification of investments made in this respect, Management believes that compensation for these assets indicates the recoverability of the recorded balance.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

h) Management believes this credit risk is very low because these are specific programs together with the State Government to highlight the Luz Fraterna program (Note 37.a).

i)  The risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.

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

Short, medium and long-term business projections are made and submitted to management bodies for evaluation. The budget for the next fiscal year is annually approved.

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

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year. From 2021, 2020 indicators are repeated through the forecast period.

	Interest (a)	Less than	1 to 3	3 months		Over	Total
		1 month	months	to 1 year	1 to 5 years	5 years	liabilities
12.31.2017
Loans and financing	Note 23	67,457	150,634	775,871	2,429,424	1,340,528	4,763,914
Debentures	Note 24	16,985	22,149	1,923,880	5,160,164	453,807	7,576,985
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	5,429	10,859	49,777	293,984	1,455,541	1,815,590
Suppliers	-	1,305,653	174,478	143,558	103,357	-	1,727,046
Ordinary financing of taxes
with the federal tax authorities	Selic	5,535	11,141	51,261	89,860	-	157,797
Pert	Selic	3,693	7,445	34,469	214,111	509,027	768,745
Sectorial financial liabilities	Selic	16,159	32,583	151,095	100,805	-	300,642
		1,420,911	409,289	3,129,911	8,391,705	3,758,903	17,110,719
12.31.2016
Loans and financing	Note 23	90,265	164,214	1,588,764	1,873,952	1,556,703	5,273,898
Debentures	Note 24	8,725	19,929	1,545,694	4,147,064	583,869	6,305,281
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	5,494	10,988	50,331	300,343	1,850,518	2,217,674
Suppliers	-	1,106,430	21,619	124,060	40,239	2	1,292,350
Ordinary financing of taxes
with the federal tax authorities	Selic	5,133	10,392	48,578	161,534	-	225,637
Sectorial financial liabilities	Selic	13,071	26,537	125,315	144,590	-	309,513
		1,229,118	253,679	3,482,742	6,667,722	3,991,092	15,624,353
(a) Effective interest rate - weighted average.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

As at December 31, 2017, Copel recorded a negative net working capital of R$408,080 (R$1,418,795 as at December 31, 2016). The Company's Management has been monitoring the liquidity and taking actions to balance the short-term financial capacity, preserving the Company's investment programs, as well as seeking debt extension, as described in Note 36.3.

As disclosed in Notes 23.5 and 24.3, the Company has loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

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

For the years ended December 31, 2017, 2016 and 2015

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

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel DIS's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagas reporting losses on the fluctuations in exchange rates, increasing the amount in Reais of the accounts payable related to the gas acquired from Petrobras. This risk is mitigated by the monitoring and transfer of the price fluctuation through tariff, when possible. Compagas monitors these fluctuations on an ongoing basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of December 31, 2017 and the probable scenario assumes a variation in the exchange rate - end of period (R$/US$3.30) based on the median market expectation for 2018 reported in the Central Bank’s Focus report of February 2, 2018. For the scenarios 1 and 2, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

.		Baseline	Projected scenarios - Dec.2018
Foreign exchange risk	Risk	12.31.2017	Probable	Scenario 1	Scenario 2
.
Financial assets
Collaterals and escrow accounts - STN	USD depreciation	75,665	(183)	(19,053)	(37,924)
.		75,665	(183)	(19,053)	(37,924)
Financial liabilities
Loans and financing - STN	USD appreciation	(89,270)	216	(22,048)	(44,311)
Suppliers
Eletrobras (Itaipu)	USD appreciation	(215,761)	522	(53,288)	(107,098)
Acquisition of gas	USD appreciation	(27,001)	65	(6,669)	(13,403)
		(332,032)	803	(82,005)	(164,812)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In addition to the sensitivity analysis required by CVM Resolution No. 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by IFRS 7 - Financial Instruments. Disclosure. Based on the equity position and the notional value of the financial instruments held as of December 31, 2017, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

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

The baseline scenario takes into account the existing balances in each account as of December 31, 2017 while the ‘probable’ scenario assumes balances reflecting varying indicators as follows: CDI/Selic - 6.75%, IPCA - 3.94%, IGP DI - 4.50%, IGP-M - 4.56% and TJLP - 6.75%, estimated as market average projections for 2018 according to the Focus Report issued by the Central Bank of Brazil as of February 2, 2018, except TJLP that considers the rate set by the National Monetary Council for the first quarter of 2018.

For the scenarios 1 and 2, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Risk	Baseline 12.31.2017	Projected scenarios - Dec.2018
Interest rate risk and monetary variation			Probable	Scenario 1	Scenario 2
.
Financial assets
Bonds and securities	Low CDI/SELIC	219,663	14,827	11,115	7,424
Collaterals and escrow accounts	Low CDI/SELIC	59,372	4,008	3,005	2,006
CRC transferred to the State Government of Paraná	Low IGP-DI	1,516,362	68,236	51,177	34,118
Sectorial financial assets	Low Selic	343,218	23,167	17,375	11,584
Accounts receivable related to the concession	Low IPCA	4,510,122	169,981	127,486	84,991
Accounts receivable related to the concession compensation	Undefined (a)	68,859	-	-	-
State of Paraná - Government Programs	No risk	130,417	-	-	-
Mutual - related parties	No risk	38,169	-	-	-
		6,886,182	280,219	210,158	140,123
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,165,123)	(78,646)	(98,307)	(117,969)
BNDES	High TJLP	(1,510,327)	(101,947)	(127,434)	(152,921)
Promissory notes	High CDI	(529,919)	(35,770)	(44,712)	(53,654)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(118,373)	(7,990)	(9,988)	(11,985)
Caixa Econômica Federal	High TJLP	(498)	(34)	(42)	(50)
Other	No risk	(345,995)	-	-	-
Debentures	High CDI/SELIC	(5,358,247)	(361,682)	(452,102)	(542,523)
Debentures	High IPCA	(545,967)	(21,511)	(26,889)	(32,267)
Debentures	High TJLP	(166,764)	(11,257)	(14,071)	(16,885)
Suppliers - renegotiation of gas	High IGP-M	(73,076)	(3,332)	(4,165)	(4,998)
Sectorial financial liabilities	High Selic	(283,519)	(19,138)	(23,922)	(28,706)
Ordinary financing of taxes with the federal tax authorities	High Selic	(148,845)	(10,079)	(12,599)	(15,118)
Pert	High Selic	(533,671)	(35,991)	(44,989)	(53,986)
Payable related to concession	High IGP-M	(507,560)	(23,145)	(28,931)	(34,717)
Payable related to concession	High IPCA	(47,394)	(1,867)	(2,334)	(2,801)
.		(11,335,278)	(712,389)	(890,485)	(1,068,580)
(a) Risk assessment still requires ruling by the Granting Authority.

In addition to the sensitivity analysis required by CVM Resolution No. 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by IFRS 7 - Financial Instruments. Based on the equity position and the notional value of the financial instruments held as of December 31, 2017, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

36.2.4     Electricity shortage risk

Approximately 64% of installed capacity in the country currently comes from hydroelectric generation, as informed by the Generation Information Bank of ANEEL, which makes Brazil and the geographic region in which we operate subject to hydrological conditions that are unpredictable, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

From 2014, the reservoirs of the Southeast/Midwest, North and Northeast regions have been subject to adverse climate situations, leading agencies responsible for this industry to adopt water resources optimization measures to guarantee full compliance with load.

The economic crisis that the country is going through has had a significant impact on the consumption of electricity, practically stagnating its growth in the last 4 years, being decisive to avoid a greater difficulty in the full service of the market.

Regarding short-term risk, the Electric Power Industry Monitoring Committee - CMSE has been reporting a balance between energy supply and demand, and indices have been kept within safety margins. The same position is adopted by ONS regarding the risk of deficit in the medium term, as stated in the 2018-2022 Energy Operation Plan.

Although dam storage levels are not ideal, from the standpoint of regulatory agencies, when combined with other variables they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council - CNPE (maximum risk of 5%) in all subsystems.

36.2.5     Risk of GSF impacts

The Energy Reallocation Mechanism (MRE) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, of the need for a centralized operation associated with a centrally calculated optimum price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee - GF and is also calculated centrally. Unlike PLD, which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to be backed. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Whenever GF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

The low inflows recorded since 2014 as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, approach currently adopted by Copel.

For the contracts in the ACR, Law 13,203/2015, allowed the generators to contract insurance of the load, by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy produced by Mauá, Foz do Areia, Santa Clara, Fundão, Baixo Iguaçu and Cavernoso II Thermoelectric Plants.

For the distribution segment, the effects of the GSF are perceived in the costs of the contracts for availability, as well as in the costs associated with quota of Itaipu, of Angra and the plants whose concessions were renewed in accordance with Law 12,783/2013. This is a financial risk, however, since it guarantees the neutrality of energy purchase expenses through a tariff transfer.

36.2.6     Risk of non-renewal of concessions - generation and transmission

Currently, the extension of generation, transmission and distribution concessions covered by Articles 17, 19 and 22 of Law No. 9,074/1995 is governed by Law 12,783/2013. However, extension is permitted after express acceptance of conditions of that Law, such as: (i) distribution and transmission revenue determined according to criteria established by ANEEL; (ii) submission to service quality standards defined by ANEEL; (iii) change from price remuneration to tariff calculated by ANEEL for each plant; and (iv) allocation of plant energy and capacity physical guarantee shares to concessionaires and permission holders of distribution public utilities.

Concessions of hydroelectric power generation, electric power transmission and distribution may be extended at the discretion of the Concession Grantor, one single time, for a period of up to 30 years. However, for concessions of thermoelectric power generation, extension period is limited to 20 years. Decree 9,187 of November 1, 2017 regulates the extension of the thermoelectric power generation concessions set forth in Law 12,783.

Current regulation also defines that the concessionaire should request extension of concession of up to 60 months before the final contract date or after granting of concessions to hydroelectric power generation and electric power transmission and distribution plants, and of up to 24 months for thermoelectric plants.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

It was also defined that, if the concessionaire opts to extend its concession, the Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date, and may also define initial tariff or revenue.

On March 24, 2017 Copel GeT filed with ANEEL its intention to extend the granting of the Figueira Hydroelectric Plant generation concession, emphasizing, however, that it will sign the necessary contracts and / or amendments only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant. For the other plants of Copel GeT with concessions ending within a term of ten years, the deadlines for the Company to inform about the extension or not of the generation concessions are shown below:

Plant	Deadline for manifestation
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia)	09.17.2018
HPP Apucaraninha	10.12.2020
HPP Chaminé	08.16.2021
HPP Guaricana	08.16.2021

These five plants represent a Physical Guarantee of an average 620.69 MW.

The Company will make analyses in the future to decide on whether or not concessions should be extended in view of conditions imposed by the Concession Grantor, aiming at preserving its profitability levels.

In case extension is not brought forward, the Concession Grantor will open a tender bid process for concessions of the auction or competition type, for up to 30 years, considering, for tender bid judgment, the lowest tariff value and the highest offer to pay grant bonus.

Copel GeT does not have any transmission concession ending in the next ten years.

36.2.7     Risk of non-renewal of concessions - distribution of electricity

On December 9, 2015, pursuant to the term of Concession Agreement Amendment No. 46/1999 of Copel DIS, concession was extended, provided that quality and efficiency parameters for provision of distribution services are met, measured by indicators that consider duration and frequency of service interruptions (DECi and FECi) and efficiency in the Company’s economic and financial management.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The fifth amendment to the concession agreement imposes indexes of economic and financial efficiency and quality. Failure to comply with the indexes for two consecutive years or any limits at the end of the first five years will result in the termination of the concession (clause 18, sub clause 1), observing the agreement terms, specifically the right to full defense and reconsideration. Non-compliance with the global electricity supply quality indicators (DEC and FEC) for two consecutive years or three times in five years, depending on ANEEL’s regulation, may limit the payment of dividends or interest on capital (clause 2, sub clause 8), while the breach of the economic and financial sustainability indicators may require a capital contribution from the controlling shareholders (clause 13, sub clause 4). From the sixth year following the signing of the agreement, the breach of quality criteria for three consecutive years or of economic and financial management criteria for two consecutive years will result in the opening of an expiration process (clause 12, sub clause 14), causing the end of the concession.

The following table sets out the targets set for Copel DIS in the first five years of the renewal:

		Quality (Limit Established) (a)		Quality (Performed)
Year	Economic and Financial Management	DECi (b)	FECi (b)	DECi (c)	FECi (c)
2016		13.61	9.24	10.80	7.14
2017	EBITDA ≥ 0	12.54	8.74	10.41	6.79
2018	EBITDA (-) QRR ≥ 0 (d)	11.23	8.24	-	-
2019	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (0.8 * SELIC) (d) (e)	10.12	7.74	-	-
2020	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (1.11 * SELIC) (d) (e)	9.83	7.24	-	-
(a) According to Aneel’s Technical Note No. 0335/2015.
(b) DECi - Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi - Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.
(c) The DECi and FECi indicators are calculated by ANEEL and the performed data were not officially released for the year 2017

(d) QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review (RTP), plus the General Market Price Index (IGP-M) between the month preceding the RTP and the month preceding the twelve-month period of the economic and financial sustainability measurement.

(e) Selic: limited to 12.87% p.y.

36.2.8     Risk of non-extension of the gas distribution concession

As presented in Note 2.1.1, the expiration date of the gas distribution concession of the subsidiary Compagás is under discussion with the concession grantor.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In the event of non-extension of the concession, Compagás will be entitled to compensation for investments made in the last 10 years prior to the end of the concession at their depreciated replacement value, according to the contractual clause.

36.2.9     Risk of overcontracting and undercontracting of electricity

In the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law No. 10,484/2014 and Decree No. 5,163/2004, which determine that distributors must purchase the volume required to serve 100% of their market through auctions on the Regulated Contacting Environment - ACR.

The contracting of the total output available in the market is verified by observing the period comprising the calendar year, and the difference between the costs remunerated by the tariff and those actually incurred on the power purchase are fully passed on to captive consumers as long as the Distributor presents a contracting level between 100% and 105% of its market. However, if distributors determine contracting levels lower or higher than the regulatory limits, there is the assurance of neutrality if it is identified that such violation derives from extraordinary and unforeseen events that are not manageable by the buyer.

In the last years, the distribution segment has been exposed to a general overcontracting scenario, as most companies determined contracting levels higher than 105%. Considering that several factors that have contributed to this situation are extraordinary and unavoidable by the distributors, such as the involuntary allocation of physical guarantee quotas and the broad migration of consumers to the free market, the ANEEL and the MME implemented a series of measures aiming at the migration of overcontracting. Between the years 2015 and 2016, we highlight:

• Normative Resolution No. 700/2016, which regulated the recognition of involuntary overcontracting arising from the reallocation of assured power quota of plants renewed pursuant Law 12,783/2013;

• Normative Resolutions No. 693/2015 and 727/2016, which regulated the New Energy and Decrease Clearing Facility (“Mecanismo de Compensação de Sobras e Déficits - MCSD-EN”), for the contracts arising from new generation projects, which enabled the reallocation of energy between distributors and generators; and

• Normative Resolution No. 711/2016, which established criteria and conditions for bilateral agreements between distributors and generators, under the temporary, total or partial reduction in the contracted power, permanent reduction, however partial, and also the contractual restriction.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In 2017, there were changes in the regulation for sale of electric energy, established by Decree 5,163/2014. On August 22, 2017, Decree 9,143/2017 was published, which, among other measures, changes Decree 5,163/2014, recognizing: i) the involuntary contractual exposures arising from the migration of special consumers to the free market, provided that the evaluation of the maximum effort by distributors is considered by ANEEL; and ii) the contractual right to the reduction of existing power auctions, by the amounts related to the migration of special consumers to the free market. Eligible contracts are those arising from power auctions held after June 2016, pursuant to Normative Resolution No. 726/2016.

On November 30, 2017, ANEEL initiated Public Hearing 70/2017, aiming at obtaining support for the regulation of mechanism for sale of contractual surplus, by free market distributors, pursuant to Law 13,360/2016, specifically to free consumers, sellers, generators and self-producers. The discussions will continue in 2018, but there is already an expectation that the mechanism can be used as an important tool for managing contracting by distributors.

Copel DIS underwent an overcontracting scenario in 2017, which required mitigation measures. All tools available were used to manage the contracting, seeking to meet the requirement to put forth its maximum effort to adjust its contracting level to regulatory limits. In this context, the distributor:

a) returned fully, in monthly MCSD, the amounts of energy not contracted by potential free consumers and distributors;

b) established agreements with generators for contract reduction, entering into bilateral agreements in accordance with Normative Resolution No. 711/2016;

c) reported its surpluses, in Free Changes and New Energy MCSD, related to exceeding amounts of energy of physical guarantee quotas and not contracted by special consumers. There were three New Energy MCSD processes during 2017, where the participation of Copel DIS in these mechanisms was essential to mitigate part of the energy overcontracted during the period.

In accordance with current market data, Copel DIS projected to end 2017 with a contracting level of 105.8%. Nevertheless, if the involuntary overcontracting is not recognized, Copel DIS should receive a bonus arising from the sale of the amount that exceeds the regulatory limit higher than 105% of PLD, whose amounts, mainly in the second half of 2017, exceeded their average purchase price.

36.2.10  Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The natural gas supply contract between Brazil and Bolivia is effective for twenty years, ending in 2019. In the event of non-renewal of this contract, currently centralized at Petrobras, the direct consumers or state distributors shall negotiate directly with Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG).

On the other hand, the volume of natural gas produced in the pre-salt has increased. The Brazilian’s current net output is 67 million m³/day and with growing trend.

In addition to the gas from Bolivia and from the pre-salt, there is the alternative of importing the Liquified Natural Gas (LNG). Currently Petrobras has tree regasification stations with total capacity of 41 million m³/day.

There are still projects of new regasification stations in all Brazilian regions, and the stations located in the South have capacity to meet the consumption of this region of the country.

In the international market, the natural gas price has remained stable, indicating a balance between supply and demand.

In this scenario, the natural gas shortage risk can be considered low.

36.3    Capital management

The Company seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

For this, we have the example of utilization of third-party capital in the Company's activities and, at the same time, search for the extension of the debt profile and improvement of the Net Working Capital - CCL, in the operation carried out recently, described in Note 41.2.

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. Corporate goal established in strategic planning provides for maintenance of index below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

As of December 31, 2017, the index performed is shown below:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	12.31.2017	12.31.2016 Restated	12.31.2015 Restated

Loans and financing	3,759,505	4,046,293	4,077,060
Debentures	6,070,978	4,790,809	3,683,928
Ordinary financing of taxes with the federal tax authorities	-	-	193,739
Endorsement and securities	-	1,373,064	1,282,290
(-) Cash and cash equivalents	(1,040,075)	(982,073)	(1,480,727)
(-) Bonds and securities (current)	(1,341)	(136,649)	(294,514)
Collaterals and escrow accounts	-	-	2,000
(-) Bonds and securities - held for sale and held for trading (noncurrent)	(112,604)	(188,461)	(43,138)
(-) Collaterals and escrow accounts STN	(75,665)	(73,074)	(86,137)
Adjusted net debt	8,600,798	8,829,909	7,334,501
Net income	1,118,255	874,472	1,161,565
Equity in earnings of investees	(101,739)	-	(87,590)
Deferred IRPJ and CSLL	(105,257)	(69,632)	(165,794)
Provision for IRPJ and CSLL	379,943	589,322	698,023
Financial expenses (income), net	748,440	594,656	427,702
Depreciation and amortization	731,599	708,296	676,472
Adjusted ebitda	2,771,241	2,697,114	2,710,378
Adjusted net debt / Adjusted ebitda	3.10	3.27	2.71

36.3.1     The equity indebtedness is shown below:

Indebtedness	12.31.2017	12.31.2016 Restated	01.01.2016 Restated
Loans and financing	3,759,505	4,046,293	4,077,060
Debentures	6,070,978	4,790,809	3,683,928
(-) Cash and cash equivalents	1,040,075	982,073	1,480,727
(-) Bonds and securities (current)	1,341	136,649	294,514
Net debt	8,789,067	7,718,380	5,985,747
Equity	15,510,503	14,978,142	14,480,492
Equity indebtedness	0.57	0.52	0.41

37      Related Party Transactions

	Assets		Liabilities		Revenue			Cost / Expense
Related parties / Nature of operation	12.31.2017	12.31.2016	12.31.2017	12.31.2016	12.31.2017	12.31.2016	12.31.2015	12.31.2017	12.31.2016	12.31.2015
Controlling shareholder
State of Paraná - dividends payable	-	-	85,710	83,786	-	-	-	-	-	-
CRC Transfer (Note 8)	1,516,362	1,522,735	-	-	90,712	188,918	217,722	-	-	-
"Luz Fraterna" Program (a)	168,405	167,674	-	-	-	-	-	-	-	-
2014 World Cup construction work (Note 15.1.2)	14,266	14,266	-	-	-	-	-	-	-	-
Morar Bem Paraná Program (Note 15.1.3)	261	24,985	-	-	1,165	5,502	19,482	-	-	-
Remuneration and employ social security charges assigned (b)	56	302	-	-	-	-	-	-	-	-
Telecommunication services (c)	28,750	48,794	-	-	40,396	29,763	29,456	-	-	-
Sistema Meteorológico do Paraná - Simepar (d)	-	-	-	164	-	-	-	(1,752)	(1,799)	-
.
Entities with significant influence
BNDES and BNDESPAR - dividends payable (e)	-	-	59,366	57,218	-	-	-	-	-	-
Financing (Note 23)	-	-	1,576,660	1,692,775	-	-	-	(140,537)	(149,794)	(120,982)
Debentures - Compagás (Note 24)	-	-	42,675	61,786	-	-	-	(5,242)	(2,883)	(3,347)
Debentures - wind farms (f)	-	-	281,448	295,188	-	-	-	(30,540)	(14,415)	-

State of Paraná investee
Sanepar (c) (g)	24	32	-	-	3,699	3,319	2,886	(1,783)	(1,455)	(1,409)
Dividends	12,095	16,817	-	-	-	-		-	-	-

Joint ventures
Voltalia São Miguel do Gostoso - mutual (Note 15.2)	38,169	28,968	-	-	3,513	3,509	3,260	-	-	-
Dividends	1,032	1,032	-	-	-	-	-	-	-	-

Costa Oeste Transmissora de Energia (h) (i) (j) (n)	206	72	59	73	1,034	848	726	(2,136)	(3,072)	(3,815)

Marumbi Transmissora de Energia (h) (j) (n)	500	285	37	55	3,690	4,085	1,264	(756)	(900)	(346)
					-			-
Caiuá Transmissora de Energia (h) (i) (j)	320	308	271	356	3,792	2,066	914	(13,700)	(15,595)	(14,481)
Dividends	1,991	1,991	-	-	-	-	-	-	-	-

Integração Maranhense Transmissora (h) (j)	-	-	43	76	-	-	-	(1,468)	(1,910)	(1,878)
Dividends	4,012	4,012	-	-	-	-	-	-	-	-

Matrinchã Transmissora de Energia (h) (j)	-	-	220	326	-	-	-	(6,636)	(4,043)	(444)
Dividends	36,840	23,213	-	-	-	-	-	-	-	-

Transmissora Sul Brasileira (h) (j)	-	-	72	149	-	-	-	(2,590)	(3,593)	(2,952)

Guaraciaba Transmissora de Energia (h) (j)	-	-	74	173	-	-	-	(3,202)	(966)
Dividends	11,541	5,512	-	-	-	-	-	-	-	-

Paranaíba Transmissora de Energia (j)	-	-	159	-	-	-	-	(3,642)	(283)	-
Dividends	7,093	3,051	-	-	-	-	-	-	-	-

Cantareira Transmissora de Energia - dividends	2,146	1,224	-	-	-	-	-	-	-	-

Mata de Santa Genebra Transmissão - dividends	3,264	-	-	-	-	-	-	-	-	-

Associates

Dona Francisca Energética S.A. (k)	-	-	1,436	1,436	-	-	-	(17,031)	(16,949)	(30,556)
.
Foz do Chopim Energética Ltda. (c) (h)	163	161	-	-	2,063	2,178	1,913	-	-	-

Sercomtel S.A. Telecomunicações (c) (l)	3,778	3,430	-	-	8,153	8,210	5,788	(4)	(6)	(6)
.
Key management staff
Fees and social security charges (Note 33.2)	-	-	-	-	-	-	-	(28,876)	(26,021)	(23,839)
Pension and healthcare plans (Note 25)	-	-	-	-	-	-	-	(1,690)	(1,403)	(2,380)

Other related parties
Fundação Copel (c)	38	52	-	-	316	305	292	-	-	-
Administrative property rental	-	-	349	340	-	-	-	(16,347)	(13,519)	(15,390)
Pension and healthcare plans (Note 25)	-	-	866,103	769,865	-	-	-	-	-	-
.
Lactec (m)	-	-	1,762	1,743	-	-	-	(15,912)	(12,911)	(14,752)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

a)     The Luz Fraterna Program, created under Law No. 491/2013 and No. 17,639/2013, allows the State Government to pay for the electricity bills of low income families in Paraná - which have duly applied for the program - provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single-phase connections, rural customers with single-phase connections or two-phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to the Company.

In the balance at December 31, 2017, the amount of R$115,890, recognized in the Parent Company, was settled, as described in Note 15.1.1. Of the remaining balance, recognized in Copel DIS, R$43,384 was settled on March 23, 2018.

b)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The balances shown are net of allowance for loan losses in the amount of R$1,193 as of December 31, 2017 (R$1,749 as of December 31, 2016).

c)     Revenue of Copel TEL from telecommunications services and lease of equipment and infrastructure.

d)     The Meteorological System of Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar had contracts with Copel, effective until November 6, 2017, for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

e)     BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which has significant influence over Copel (Note 31.1).

f)      BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel (Note 24).

g)     Basic sanitation provided by Sanepar.

h)     Charges for the use of the Transmission System and revenue from operating and maintenance contracts and rendering of engineering services with Copel GeT.

i)      Copel DIS has transmission system connection contracts (CCT) with two companies - Costa Oeste Transmissora de Energia and Caiuá Transmissora de Energia - expiring upon the termination of the distribution or transmission concession, whichever occurs first.

j)      Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concessionaires whose object is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by ANEEL Normative Resolution No. 666/2015. Amounts are defined for four subsequent years, with annual reviews.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

k)     Power purchase and sale agreement signed by Dona Francisca Energética and Copel GeT, expiring on March 31, 2025.

l)      Light pole sharing agreement, signed between Sercomtel S.A. Telecomunicações and Copel DIS, expiring on December 28, 2018.

m)    The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel GeT and Copel DIS, which are subject to prior or later control and approval by ANEEL. The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

n)     Personnel cost-sharing agreement entered into with Copel and its subsidiaries.

The values resulting from operating activities of Copel DIS with related parties are billed at the rates approved by ANEEL.

37.1    Guarantees and endorsements awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 23 and 24.

Copel provided financial guarantees, in the form of corporate bond, for power purchase agreements made by Copel GeT, in the total amount of R$3,645 and made by Copel Energia, in the amount of R$49,584.

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

								Amount
			Date	Final	Amount	Balance	Interest	endorsement/
	Company	Operation	issued	maturity	approved	12.31.2017%		security
(1)	Caiuá Transmissora	Financing	12.23.2013	02.15.2029	84,600	71,508	49.0	35,039
(2)	Guaraciaba Transmissora	Financing	09.28.2016	01.15.2031	440,000	421,433	49.0	206,502
(3)	Integração Maranhense	Financing	12.30.2013	02.15.2029	142,150	116,995	49.0	57,328
(4)	Mata de Santa Genebra	Financing	11.30.2017	07.15.2033	1,018,500	703,897	50.1	352,652
(5)	Matrinchã Transmissora	Financing	12.27.2013	05.15.2029	691,440	567,796	49.0	278,220
(6)	Matrinchã Transmissora	Debentures	05.15.2016	06.15.2029	180,000	193,088	49.0	94,613
(7)	Paranaíba Transmissora	Financing	10.21.2015	10.15.2030	606,241	582,452	24.5	142,701
(8)	Paranaíba Transmissora	Debentures	01.15.2017	03.15.2028	120,000	109,644	24.5	26,863
(9)	Voltalia São Miguel do Gostoso Part. S.A. (a)	Debentures	01.15.2016	12.15.2028	57,000	53,328	49.0	26,131
(10)	Usina de Energia Eólica Carnaúba S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	53,975	49.0	26,448
(11)	Usina de Energia Eólica Reduto S.A. (a)	Financing	08.24.2015	11.15.2031	70,000	53,969	49.0	26,445
(12)	Usina de Energia Eólica Santo Cristo S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	50,605	49.0	24,796
(13)	Usina de Energia Eólica São João S.A. (a)	Financing	08.24.2015	11.15.2031	68,000	51,425	49.0	25,198
(14)	Cantareira Transmissora de Energia	Financing	12.28.2016	09.15.2032	426,834	439,192	49.0	215,204
								1,538,140
(a) Subsidiaries of Voltália São Miguel do Gostoso I Participações S.A.
Financial institution (fund provider):
BNDES: (1) (2) (3) (4) (5) (7) (10) (11) (12) (13) (14)

Allocation:
Investment Program and/or Working capital.

Endorsement/Security:
Provided by Copel Geração e Transmissão: (1) (3);
Provided by Copel: (2) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14)

Securities offered for the transaction:
Pledge of shares of Copel Geração e Transmissão proportional to the interest in projects.

Performance bond	Final	Amount	% endorsement	Amount
Company	maturity	Insured	Copel GeT	endorsement
Matrinchã Transmissora	03.31.2019	90,000	49.0	44,100
Guaraciaba Transmissora	04.30.2019	47,000	49.0	23,030
Paranaíba Transmissora	07.26.2018	48,000	24.5	11,760
Mata de Santa Genebra	05.26.2018	78,300	50.1	39,228
Cantareira Transmissora	11.30.2018	31,200	49.0	15,288
				133,406

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

38     Commitments

Commitments related to long-term contracts not yet incurred, and therefore not recognized in the financial statements, are as follows:

12.31.2017
Energy purchase and transportation contracts	118,588,046
Additions to property, plant and equipment
Construction of transmission lines and substations	292,601
Construction of HPP Colíder power plant	42,653
Construction of HPP Baixo Iguaçu	193,156
Construction of Cutia wind farm	701,191
Telecommunications works	131,557
Additions to intangible assets	161,337
Gas purchase contracts	54,670

39      Insurance

Details by risk type and effectiveness date of the main policies can be seen below.

	End	Insured
Policy	of term	amount
Nominated Risks	08.24.2018	2,172,442
Operational risks - HPP Governador Jayme Canet Junior	11.23.2018	799,290
Operational risks - UEG Araucária (a)	05.31.2018	725,286
Operational risks - Brisa Potiguar	06.27.2018	720,713
Fire - Company - owned and rented facilities	08.24.2018	597,716
Operational risks - São Bento	06.27.2018	449,928
Legal guarantee - Office of the General Counsel to the National Treasury	05.11.2018	291,396
Multi-risk - Elejor	03.11.2019	197,800
D&O Insurance (a)	03.28.2019	82,700
Aviation insurance (hull and civil liability) (a)	01.30.2019	80,197
(a) The values of the insured of operating risks - UEG Araucária and Seguro Aeronáutico have been translated from USD into BRL, with the current rate R$3.3080, as of 12.31.2017.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In addition to the related insurance, the Company contract other insurance policies with lower values, such as: general civil liability, payment guarantee, several risks, national and international transportation and life insurance.

The guarantee insurance contracted by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as guarantor, within the limits of their participation in each project.

40     Additional Information to the Statement of Cash Flows

40.1    Non-cash transactions

The balance of other temporary investments increased significantly in its movement due to the transfer from investments - jointly-controlled enterprises. Such increase arose from the accounting reclassification of Sanepar’s common shares, owned by Copel Energia, assessed at R$73,361, in accordance with NE 18.4.

As presented in Note 19.2, the additions to property, plant and equipment reached R$1,318,336. Of this amount, R$123,268 (R$35,474 in 2016 and R$19,961 in 2015), represent the portion of installment purchases not settled through the end of the year. Such amount also comprises R$14,122 related to capital increases paid up through projects, in special purpose entities controlled by Cutia Empreendimentos Eólicos S.A.

 In turn, as mentioned in Notes 20.1, 20.3 and 20.4, the additions to intangible assets totaled R$778,386. Of this amount, R$30,312 (R$58,165 in 2016 and R$48,611 in 2015), is equivalent to the installment of term purchases and has not yet been paid until the end of the year.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

41      Subsequent Events

41.1    Cantareira Transmissora de Energia S.A.

On February 3, 2018 transmission line Estreito - Fernão Dias (500 kV) became operational one month in advance of the expected go-live. This project is owned by SPE Cantareira (49% Copel GeT).

The line, initially expected to become operational in March 2018, is 342 kilometers long and runs through the states of São Paulo and Minas Gerais, and more than 29 cities. The project will allow a further exchange of power, contributing to the operating security and reliability of the national electric system.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

41.2    Debentures

On January 19, 2018 Copel completed the 7th issue of simple non-convertible unsecured debentures in a single series, for public distribution, pursuant to CVM Ruling 476/2009, in the total amount of R$600,000. The Company issued 600,000 debentures, with a par value of R$1 each, maturing within three years from the date of issue and amortization, in two annual installments - on January 15, 2020 and on January 15, 2021. The debentures will earn interest of accumulated variation of 119.0%, of daily average rates of Interbank Deposits - DI. Funds raised will be used to strengthen the issuer’s capital structure.

41.3    Surety provided to related parties

Copel provided surety for issue of debentures of jointly-controlled project Cantareira Transmissora de Energia on January 9, 2018. The Company issued 100,000 non-convertible debentures at a par value of R$1, in the total amount of R$100,000, with final maturity on August 15, 2032, amortization and interest in 28 bi-annual installments beginning February 15, 2019. Debentures will earn bi-annual interest corresponding to the change in IPCA, plus surtax of 6.9094% p.a. Funds raised will be used to implement the project.

41.4    UEG Araucária - Execution of gas agreement

On January 31, 2018 a fuel supply agreement was entered into by and between Petróleo Brasileiro S.A. - Petrobras and UEG Araucária Ltda. The agreement will be effective until December 31, 2018 and provides for supply of up to 2,190,000 cubic meters of natural gas a day, with no take-or-pay requirement. Therefore, UTE Araucária is again available to the National Interlinked System - SIN and can be delivered at ONS discretion. Gas will be distributed by Compagás.

41.5    Revision of physical guarantee

The Concession Grantor revised the Physical Guarantee of the following power plants through MME Ordinance 178 of May 3, 2017 with effects from January 1, 2018:

				Installed	Physical guarantee	Physical guarantee
	Installed	Physical		power	(proportional	(proportional
	power	guarantee		(proportional	average MW)	average MW)
Projects	(MW)	(average MW)	Ownership	average MW)	up to 12.31.2017	as from 2018
HPP Gov. José Richa (Salto Caxias)	1240.0	605.6	100%	1240.0	605.0	605.6
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	1260.0	578.5	100%	1260.0	603.0	578.5
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1676.0	603.0	100%	1676.0	576.0	603.3
HPP Dona Francisca	125.0	76.0	23%	28.8	18.0	17.5
HPP Santa Clara e HPP Fundão	240.3	133.0	70%	168.2	94.8	93.1
					Net efect	1.2

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

41.6    Recognition of tax credit

On February 14, 2018 the Brazilian Federal Revenue Office recognized tax credit for the restated amount of R$80,226 in favor of the Company regarding the discussion of tax levy on Pasep from July 1988 to July 1995, in connection with the effects of Federal Senate Resolution 49, of October 9, 1995, which suspended the effects of Decree-Laws 2,445/1988 and 2,449/1988, deemed to be unconstitutional by the Federal Supreme Court.

41.7      Promissory Notes

On May 11, 2018, Copel GeT carried out the fourth issuance of Promissory Notes, for public distribution according to CVM Instruction No. 566/2015, Law No. 6,385/1976, CVM Instruction No. 476/2009 and other legal and regulatory applicable resolutions. Were issued 100 Promissory Notes, with par value of R$6,000, in the total amount of R$600,000. and maturity at 11.11.2018. The Promissory Notes will earn interest corresponding to the accumulated variation of 114.5% of the daily average rates of the Interbank Deposits - DI. A Copel corporate guarantee was provided for this transaction. The amounts raised will be used in refinancing the debts and reinforcement of working capital of Copel GeT.

42      Condensed unconsolidated financial information of Companhia Paranaense de Energia - Copel

Since the condensed unconsolidated financial information required by Rule 12-04 of Regulation S-X is not required under IFRS issued by the International Accounting Standards Board - IASB, such information was not included in the original financial statements filed with the Brazilian Securities and Exchange Commissions – CVM in April 12, 2017. In order to attend the specific requirements of the Securities and Exchange Commission (the “SEC”), Management has incorporated the condensed unconsolidated information in these financial statements as part of the Form 20-F. The condensed unconsolidated financial information of Companhia Paranaense de Energia - Copel, as of December 31, 2017 and 2016 and for each of the two years in the period ending on December 31, 2017, presented herein were prepared considering the same accounting policies as described in Note 3 and 4 to Company’s consolidated financial statements.

(a) Condensed statements of financial position as of December 31, 2017 and 2016

ASSETS	12.31.2017	12.31.2016 Restated	12.31.2015 Restated
Current assets
Cash and cash equivalents	56,833	46,096	25,653
Bonds and securities	90	149	168
Collaterals and escrow accounts	129	128	132
Dividends receivables	459,464	485,263	488,187
CRC transferred to the State Government of Paraná	167,109	-	111,663
Other current receivables	8,287	8,736	13,018
Income tax and social contribution	14,055	41,899	154,077
Other current recoverable taxes	276	197	-
Related parties	292,051	116,020	447
	998,294	698,488	793,345
Noncurrent assets
Other temporary investments	18,727	408,297	-
CRC transferred to the State Government of Paraná	1,349,253	1,522,735	1,271,579
Judicial deposits	119,167	153,932	267,411
Income Tax and Social Contribution	158,808	153,216	79,144
Deferred income tax and social contribution	102,236	47,462	100,919
Other noncurrent recoverable taxes	15	15	15
Related parties	219,426	220,661	297,237
	1,967,632	2,506,318	2,016,305

Investments	14,987,607	13,965,892	14,057,384
Property, Plant and Equipment, net	830	630	455
Intangible Assets	1,603	3,168	3,046
	16,957,672	16,476,008	16,077,190

TOTAL ASSETS	17,955,966	17,174,496	16,870,535

LIABILITIES	12.31.2017	12.31.2016 Restated	12.31.2015 Restated
Current liabilities
Payroll, social charges and accruals	6,977	5,573	15,436
Related parties	3,936	-	-
Suppliers	2,096	2,225	2,602
Income tax and social contribution payable	2,467	-	-
Other taxes due	476	412	32,617
Loans and financing	322,092	453,288	61,788
Debentures	339,341	351,148	19,497
Dividends payable	267,988	256,426	310,020
Post-employment benefits	57	188	21
Other accounts payable	249	579	232
Provisions for legal claims	112,000	-	-
	1,057,679	1,069,839	442,213
Noncurrent liabilities
Other taxes due	2,365	2,075	1,466
Loans and financing	664,020	562,072	969,412
Debentures	876,140	665,951	996,590
Post-employment benefits	3,995	3,517	7,795
Other accounts payable	830	-	-
Provisions for legal claims	143,095	152,944	290,520
	1,690,445	1,386,559	2,265,783
Equity
Attributable to controlling shareholder's
Share capital	7,910,000	7,910,000	6,910,000
Equity valuation adjustments	895,601	998,466	1,177,372
Legal reserves	844,398	792,716	744,784
Retained earnings	5,557,843	5,016,916	5,330,383
	15,207,842	14,718,098	14,162,539

Total liabilities and equity	17,955,966	17,174,496	16,870,535

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(b) Condensed statements of operations for the years ended December 31, 2017, 2016 and 2015

	12.31.2017	12.31.2016	12.31.2015
		Restated	Restated
Other operating revenues (expenses)
General and administrative expenses	(59,601)	(107,761)	(123,717)
Other operating income	(68,788)	231,651	(3,586)
Equity in earnings of investees	1,291,434	839,853	1,302,435
	1,163,045	963,743	1,175,132

PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,163,045	963,743	1,175,132

Financial income (expenses)
Financial income	181,312	321,056	245,347
Financial expenses	(327,855)	(334,113)	(314,101)
	(146,543)	(13,057)	(68,754)

Operating profit	1,016,502	950,686	1,106,378

Income tax and social contribution
Income tax and social contribution	(36,803)	(4,882)	(217)
Deferred income tax and social contribution	53,927	(50,032)	3,388
	17,124	(54,914)	3,171

Net income for the period	1,033,626	895,772	1,109,549

Basic and diluted net earning per share attributed do parent company shareholders - in reais
Common shares	3.6075	3.1265	3.8726
Class A preferred shares	3.9683	3.4390	4.2599
Class B preferred shares	3.9683	3.4390	4.2597

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(c) Condensed statement of comprehensive income for the years ended December 31, 2017, 2016 and 2015

	12.31.2017	12.31.2016 Restated	12.31.2015 Restated
NET INCOME	1,033,626	895,772	1,109,549
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities
Post-employment benefits	18	6,460	2,050
Post-employment benefits - equity	(29,567)	(63,913)	289,082
Taxes on other comprehensive income	(7)	(2,196)	(696)
Items that may be reclassified to profit or loss
Adjustments related to financial assets classified as available for sale	11,661	3,612	412
Adjustments related to financial assets classified as available for sale - equity	9,554	-	-
Taxes on other comprehensive income	(3,965)	(1,229)	1
Realization - gain on financial assets, net of taxes	(9,355)	-	-
Realization - gain on financial assets - equity	(9,554)	-	-
Total comprehensive income, net of taxes	(31,215)	(57,266)	290,849
TOTAL COMPREHENSIVE INCOME	1,002,411	838,506	1,400,398

(d) Condensed statements of cash flows for the years ended December 31, 2017, 2016 and 2015

	12.31.2017	12.31.2016	12.31.2015

Net cash generated from operating activities	440,406	1,905,189	1,455,819

Cash flow from investing activities
Financial investments	24	23	(148)
Loans and financing granted to related parties	(251,856)	(87,272)	(36,800)
Receipt of loans and financing granted to related parties	124,122	5,112	15,359
Disposal of investments	397,572	-	-
Additions in investments	(574,347)	(1,489,563)	(1,235,576)
Capital reduction of investees.	170,000	-	-
Additions to property, plant and equipment	(282)	(224)	(134)
Additions to intangible	(499)	(122)	(292)

Net cash generated from (used in) investing activities	(135,266)	(1,572,046)	(1,257,591)

Cash flow from financing activities
Loans and financing obtained from third parties	77,000	-	640,005
Issue of Debentures	520,000	-	-
Amortization of principal - loans and financing	(83,000)	(6,000)	(606,000)
Amortization of principal - debentures	(333,300)	-	-
Dividends and interest on capital paid	(475,103)	(306,700)	(241,442)

Net cash used in financing activities	(294,403)	(312,700)	(207,437)

Total effects on cash and cash equivalents	10,737	20,443	(9,209)

Cash and cash equivalents at the beginning of the period	46,096	25,653	34,862
Cash and cash equivalents at the end of the period	56,833	46,096	25,653

Change in cash and cash equivalents	10,737	20,443	(9,209)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(e) Restatement of comparative balances

The impact of the restatement described in note 4.1 above in the Holding’s condensed financial statements was the decrease in “Investments”, recognized in “Equity in Earnings of Investees”.

Based on the guidelines of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Correction of Errors, the Statements of financial position, Statements of operations and of Comprehensive income are being restated for comparison purposes:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.31.2016	As previously stated	Adjustments	Restated
STATEMENTS OF FINANCIAL POSITION
Assets	17,320,563	(146,067)	17,174,496
Noncurrent assets	16,622,075	(146,067)	16,476,008
Investments	14,111,959	(146,067)	13,965,892
Liabilities	17,320,563	(146,067)	17,174,496
Equity	14,864,165	(146,067)	14,718,098
Attributable to controlling shareholder's	14,864,165	(146,067)	14,718,098
Profit retention reserve	5,162,983	(146,067)	5,016,916
STATEMENTS OF INCOME
Operational expenses / income	1,026,621	(62,878)	963,743
Equity in earnings of investees	902,731	(62,878)	839,853
Profit before financial results and taxes	1,026,621	(62,878)	963,743
Financial results	(13,057)	-	(13,057)
Operating profit	1,013,564	(62,878)	950,686
Income tax and social contribution	(54,914)	-	(54,914)
Net income	958,650	(62,878)	895,772
STATEMENTS OF COMPREHENSIVE INCOME
Total comprehensive income, net of taxes	(57,266)	-	(57,266)
comprehensive income	901,384	(62,878)	838,506

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.31.2015	As previously stated	Adjustments	Restated
STATEMENTS OF FINANCIAL POSITION
Assets	16,953,724	(83,189)	16,870,535
Noncurrent assets	16,160,379	(83,189)	16,077,190
Investments	14,140,573	(83,189)	14,057,384
Liabilities	16,953,724	(83,189)	16,870,535
Equity	14,245,728	(83,189)	14,162,539
Attributable to controlling shareholder's	14,245,728	(83,189)	14,162,539
Profit retention reserve	5,413,572	(83,189)	5,330,383
STATEMENTS OF INCOME
Operational expenses / income	1,258,321	(83,189)	1,175,132
Equity in earnings of investees	1,385,624	(83,189)	1,302,435
Profit before financial results and taxes	1,258,321	(83,189)	1,175,132
Financial results	(68,754)	-	(68,754)
Operating profit	1,189,567	(83,189)	1,106,378
Net income	1,192,738	(83,189)	1,109,549
STATEMENTS OF COMPREHENSIVE INCOME
Total comprehensive income, net of taxes	290,849	-	290,849
comprehensive income	1,483,587	(83,189)	1,400,398

During the years ended December 31, 2017, 2016 and 2015, we received R$669,179, R$2,006,220 and R$1,738,989, respectively, from dividends and interest on own capital paid by our investees. Additional disclosures relating to Companhia Paranaense de Energia - Copel unconsolidated condensed financial information presented above are as follows:

• Related Parties: The Company has the following balances outstanding with related parties:

	12.31.2017	12.31.2016
Noncurrent assets
Estado do Paraná	130,156	130,156
Copel Distribuição	89,296	90,640
Copel Telecomunicações	5,189	85,421
Eólicas	221,327	-
Structure sharing	27,273	1,496
Voltalia	38,169	28,968
Structure sharing	67	-
Total	511,477	336,681

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

• Investments - As of December 31, 2017, 2016 and 2015, investments in subsidiaries are comprised as follows:

	12.31.2017	12.31.2016	01.01.2016
		Restated	Restated
Copel Geração e Transmissão	8,409,370	7,966,750	6,843,029
Copel Distribuição	5,452,703	4,805,981	5,603,673
Copel Telecomunicações	483,195	446,155	508,874
Copel Energia	133,511	269,870	252,074
Compagas	202,857	152,811	150,851
UEG Araucária	89,240	89,314	151,471
Other investments	85,549	99,084	84,959
	14,856,425	13,829,965	13,594,931

The information regarding joint ventures, associates and other investments are presented in note 18.1 – Changes in investments.

• Dividends receivable - The dividends receivable are comprised as follows:

	12.31.2017	12.31.2016
Investees and subsidiaries
Copel Geração e Transmissão	297,500	261,686
Copel Distribuição	98,967	149,500
Copel Telecomunicações	15,405	28,910
Copel Comercialização	3,717	6,763
Compagas	7,942	600
Elejor	16,838	8,596
UEG Araucária	6,143	6,143
Nova Asa Branca I	114	114
Nova Asa Branca II	157	157
Nova Asa Branca III	75	75
Nova Eurus IV	48	48
Santa Maria	186	186
Santa Helena	214	214
Ventos de Santo Uriel	235	235

Joint Ventures
Voltália	1,032	1,032

Other investments
Sanepar	10,087	20,275
Other investments	804	729
	459,464	485,263

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

• Reserve for risks - Companhia Paranaense de Energia - Copel recorded reserves for risks mainly related to Cofins and PIS/PASEP. The provisions for risks are shown below:

	12.31.2017	12.31.2016
Regulatory	15,042	15,121
Labor	518	18
Civil	135,422	20,578
Tax Claim	104,113	117,227
	255,095	152,944

• Restriction of transfer of funds from subsidiaries - The subsidiaries described below qualify as either concessionaires of public services or independent power producers. As such, any transfer of funds to the respective parent company, in the form of loans or advances, requires approval by Aneel. This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian Corporate Law.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2017, 2016 and 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2017, total restricted subsidiaries net assets amount to R$14,370,004 composed as follows:

	12.31.2017	12.31.2016	01.01.2016
		Restated	Restated
Copel Geração e Transmissão S.A.	8,409,370	7,966,750	6,843,029
Copel Distribuição S.A.	5,452,703	4,805,981	5,603,673
UEG Araucária Ltda.	446,204	446,576	754,254
Centrais Elétricas Rio Jordão - Elejor	61,727	79,701	74,000
Total	14,370,004	13,299,008	13,274,956