Form 20-F/A
period 2017-12-31
ENERGY CO OF PARANA
filed 2018-05-30
CIK 1041792

As filed with the Securities and Exchange Commission on May 30, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

Amendment no. 1

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

Yes ☐  No ☒

EXPLANATORY NOTE

Companhia Paranaense de Energia – Copel (“Copel”) is filing this Amendment No. 1 (the “Form 20-F/A”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (the “Form 20-F”) to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of Copel as Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Form 20-F as originally filed with the Securities and Exchange Commission on May 15, 2018, pursuant to the 30-day grace period provided under Rule 405(a)(2)(ii) of Regulation S-T.

Except as set forth above, this Form 20-F/A does not modify or update any of the disclosures in the Form 20-F. This Form 20-F/A speaks as of the time of filing of the Form 20-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 20-F.

Item 19. Exhibits

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101. CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

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

Date: May 30, 2018