Form 20-F
period 2018-12-31
ENERGY CO OF PARANA
filed 2019-04-26
CIK 1041792

As filed with the Securities and Exchange Commission on April 26, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Commission file number: 001-14668

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Exact Name of Registrant as Specified in its Charter)

Energy Company of Paraná (Translation of Registrant’s Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

Rua Coronel Dulcídio, 800

80420-170 Curitiba, Paraná, Brazil

(Address of Principal Executive Offices)

Daniel Pimentel Slaviero

+55 41 3331 4011 – ri@copel.com

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2018:

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Our consolidated financial statements as of December 31, 2018 and 2017, and for each of the years ended December 31, 2018, 2017 and 2016, are included in this annual report. We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

References in this annual report to the “Common Shares”, “Class A Shares” (or “Class A”) and “Class B Shares” (or “Class B”) are to our common shares, class A preferred shares and class B preferred shares, respectively. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one Class B Share. The ADSs are represented by American Depositary Receipts (“ADRs”).

Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary” that begins on page 169.

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

•         lawsuits;

•         our ability to obtain financing;

•         developments in other emerging market countries;

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

This section contains selected consolidated financial data presented in reais and derived from our consolidated financial statements that were prepared in accordance with IFRS as of and for each of the five years ended December 31, 2018, 2017, 2016, 2015 and 2014.

The following selected financial data should be read in conjunction with our audited financial statements (including the notes thereto), “Presentation of Financial and Other Information”, “Item 5.  Operating and Financial Review and Prospects” and “Item 8. Financial Information”.

The selected financial data as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been derived from our audited financial statements, prepared in accordance with IFRS, and included in this annual report. The selected financial data as of December 31, 2016, 2015 and 2014 and for the years ended December 31,2016, 2015 and 2014, have been derived from our audited financial statements, prepared in accordance with IFRS, which are not included in this annual report.

As of January 1, 2018, IFRS 9 and IFRS 15 took effect on the opening balance, but without restatement of the balances as of December 31, 2017 and earlier. The application of these standards needs to be taken into account in the comparability of the balances presented below. For further details see "Item 5. Operating and Financial Review and Prospects - Critical Accounting Policies" and Note 4.17 from our audited financial statements, prepared in accordance with IFRS.

	As of and for the year ended December 31,
	2018	2017	2016	2015	2014
	(R$ million)
Statement of income data(1):
Operating revenues	14,935	14,025	13,102	14,946	13,996
Cost of sales and services provided	(11,502)	(10,666)	(10,234)	(11,799)	(11,289)
Gross profit	3,433	3,359	2,868	3,147	2,707
Operational expenses/income	(1,039)	(1,218)	(879)	(1,025)	(903)
Profit before financial results and taxes	2,394	2,141	1,989	2,121	1,804
Financial results	(438)	(748)	(595)	(428)	54
Profit before income tax and social contribution	1,956	1,393	1,394	1,694	1,858
Income tax and social contribution on profit	(512)	(275)	(520)	(532)	(522)
Net income for the year	1,444	1,118	874	1,162	1,336
Statement of financial position data:
Current assets	6,678	5,702	4,237	6,822	5,218
Recoverable rate deficit (CRC)(1)	1,445	1,516	1,523	1,383	1,344
Non-current assets	10,014	8,608	8,313	4,952	8,261
Property, plant and equipment, net	10,841	9,829	8,934	8,693	8,304
Total assets	35,930	33,162	30,289	28,844	25,618
Loans and financing and debentures (current)	3,298	2,417	2,602	1,233	1,299
Current liabilities	6,695	6,110	5,656	4,789	4,055
Loans and financing and debentures (non-current)	8,268	7,414	6,235	6,528	4,755
Non-current liabilities	12,899	11,542	9,655	9,574	7,880
Equity	16,336	15,510	14,978	14,480	13,683
Attributable to controlling shareholders	16,033	15,208	14,718	14,162	13,331
Attributable to non-controlling interest	303	302	260	318	352
Share capital	7,910	7,910	7,910	6,910	6,910

 (1) This item includes both current and non-current CRC Account receivables. Amounts due from the State of Paraná that were included in current assets totaled R$190.9 million in 2018, R$167.1 million in 2017, R$111.7 million in 2015 and R$94.6 million in 2014. Amounts due from the State of Paraná that were included in long-term assets totaled R$1,254.2 million in 2018, R$1,349.3 million in 2017, R$1,522.7 million in 2016, R$1,271.6 million in 2015 and R$1,249.5 million in 2014. In 2016 the entire amount due by the State of Paraná was included in long-term assets due to the negotiation of the Amendment to the CRC Agreement. See Note 8 to our audited consolidated financial statements.

	2018	2017	2016	2015	2014
	(R$, except for number of shares)
Basic and diluted earnings per share:
Common Shares	4.91	3.61	3.13	3.87	4.21
Class A Preferred Shares	5.40	3.97	3.44	4.26	4.63
Class B Preferred Shares	5.40	3.97	3.44	4.26	4.63
Number of shares outstanding at year end (in thousands:)
Common Shares	145,031	145,031	145,031	145,031	145,031
Class A Preferred Shares	329	329	349	380	380
Class B Preferred Shares	128,295	128,295	128,275	128,244	128,244
Total	273,655	273,655	273,655	273,655	273,655
Dividends per share at year end:
Common Shares	1.32	1.01	0.99	1.14	2.17
Class A Preferred Shares	2.89	2.89	2.89	2.53	2.53
Class B Preferred Shares	1.45	1.11	1.08	1.25	2.39

	2018	2017	2016	2015	2014
	(US$¹, except for number of shares)
Basic and diluted earnings per share:
Common Shares	1.27	1.09	0.97	0.99	1.58
Class A Preferred Shares	1.39	1.20	1.06	1.09	1.74
Class B Preferred Shares	1.39	1.20	1.06	1.09	1.74
Number of shares outstanding at year end (in thousands):
Common Shares	145,031	145,031	145,031	145,031	145,031
Class A Preferred Shares	329	329	349	380	380
Class B Preferred Shares	128,295	128,295	128,275	128,244	128,244
Total	273,655	273,655	273,655	273,655	273,655
Dividends per share at year end:
Common Shares	0.34	0.31	0.30	0.29	0.82
Class A Preferred Shares	0.75	0.87	0.89	0.65	0.95
Class B Preferred Shares	0.37	0.34	0.33	0.32	0.90

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

In October 2018, an election was held to appoint the governor and members of the legislature of the State of Paraná. It is not possible to predict whether this election will result in changes to the interests and decisions of the majority shareholder with respect to the Company's goals.

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

We are the defendant in several legal proceedings, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially affect our results of operations. On December 31, 2018, our provisions for probable (more likely than not) and reasonably estimated losses were R$1,664.8 million. For additional information, see “Item 8. Financial Information—Legal Proceedings”.

We are subject to limitations regarding the amount and use of public sector financing, which could prevent us from obtaining financing and implementing our investment program.

Our current budget anticipates capital expenditures for expansion, modernization, research, infrastructure and environmental projects of approximately R$1,993.5 million in 2019. As a state-controlled company, we are subject to Brazilian Central Bank Resolution no. 4,589/2017(Resolução nº 4,589/2017 do Banco Central do Brasil), which defines the limit of exposure and the annual global limit of credit to public sector entities to be observed by financial institutions and other institutions authorized to operate by the Brazilian Central Bank. The annual global limit that can be contracted in credit operations, with and without guarantee of the Union, by the bodies and entities of the public sector with the financial institutions and other institutions authorized to operate by the Brazilian Central Bank is defined by the National Monetary Council by means of inclusion of an annex to Brazilian Central Bank Resolution no. 4,589/2017, establishing, until the end of each fiscal year, the limit for the following year. The maximum amounts defined for the 2019 financial year are up to R$13.5 billion for Union guaranteed operations and up to R$11.0 billion for operations without Union guarantee. As a result of these limits, we may have difficulty in obtaining financing from financial institutions and other institutions authorized to operate by the Brazilian Central Bank, which could create difficulties in the implementation of our investment program.

Additionally, some of our concession contracts have provisions that limit our permitted level of indebtedness, which could also affect our ability to obtain necessary financing. Furthermore, the requirements and other criteria adopted by financial institutions when approving new financing transactions may be related to certain Brazilian macroeconomic scenarios, as well as to our financial indicators, such as our indebtedness levels and other indicators usually considered by financial institutions in their credit risk assessments. We cannot ensure you that these requirements and criteria will be met. As a result of these regulations and provisions, our capacity to incur debt from certain sources is limited, which could negatively affect the implementation of our investment program.

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

Brazilian Federal Law No. 13,709/2018 (known as Lei Geral de Proteção de Dados Pessoais) was enacted on August 15, 2018 and applies to any data processing operation performed by an individual or by a public or private entity, regardless of the environment where this operation is carried out. This statute provides the legal principles and requirements for the processing of personal data, as well as liabilities and penalties that data processing agents are subject to. These agents must be able to demonstrate the measures they adopted to comply with personal data protection rules, as well as the effectiveness of such measures. This statute will come into force in August 2020 and provides a deadline for the data processing agents to meet its requirements. As a result of any violations to this statute, including any leakage of our clients’ private data in connection with a cyber attack, we may be subject to penalties, such as (i) warning, with indication of a term for adoption of corrective measures; (ii) simple fine of up to 2% of the Company’s revenue in Brazil, limited to R$ 50 million per infringement; (iii) daily fine, limited to R$ 50 million per infringement; (iv) disclosure of the infringement after it has been duly confirmed; and (v) elimination of the personal data to which the infringement relates. These penalties may only be imposed as a result of an administrative proceeding, where we must be given the opportunity to present our defense, in accordance with the peculiarities of the case. These administrative sanctions can be imposed in addition to any other applicable civil and criminal penalties.

If we are unable to conclude our investment program on schedule, the operation and development of our business could be adversely affected.

In 2019, we plan to invest approximately R$794.8 million in our generation and transmission activities (including Baixo Iguaçu HPP, Colíder HPP and SPCs of transmission lines), R$66.4 million in wind farms, R$835.0 million in our distribution activities, R$290.2 million in our telecommunications activities and R$7.1 million in others investments. Our ability to complete this investment program depends on multiple factors, including our ability to charge sufficient fees for our services and to obtain sufficient financing and a variety of regulatory and operational contingencies. There is no assurance that we will have the financial resources to complete our proposed investment program, and our inability to do so may adversely affect the operation and development of our business leading to the imposition of fines levied by ANEEL as well as a reduction in tariff levels.

We are largely dependent upon the economy of the State of Paraná.

Our distribution market for the majority of our sales of electricity is located in the State of Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná. We cannot assure you that economic conditions in Paraná will be favorable to us in the future. The GDP (gross domestic product) of the State of Paraná decreased 0.6% in 2018, while Brazil’s GDP increased 1.1% during the same period.

The recessive economic environment of recent years led to the reduction of energy consumption in the State of Paraná and in Brazil as a whole, resulting in leftover energy in the interconnected system, consequently reducing (i) short-term prices and (ii) prices negotiated in the free market. At the same time, prices in the regulated market have risen steadily as a result of supply deficiencies on the part of contracted energy by distributors and high prices in the short-term market in previous years. As a result, consumers consistently migrated into the free market and, therefore, the captive market of distributors suffered a reduction in 2016, 2017 and 2018.

On December 28, 2018, the MME enacted the Ministerial Ordinance No. 514, lowering the minimum energy amounts that consumers may purchase in the Free Market and, consequently, authorizing more consumers to access the Free Market. Even though this ordinance enabled more consumers to migrate from the captive market to the Free Market, we cannot predict its impact.

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

Unfavorable economic conditions in the State of Paraná and increasing energy prices may affect both the ability of our distribution costumers to pay amounts they owe us, as well as increase the number of our commercial losses. An increase in our commercial losses or uncollected receivables could materially adversely affect our business, financial condition and results of operations.

An increase in electricity prices, as well as poor economic performance in the State of Paraná, would affect the ability of some of our distributions customers to pay amounts owed to us. As of December 31, 2018, our past due receivables with Final Customers were approximately R$659.5 million in the aggregate, or 11.9% of our revenues from electricity sales to Final Customers for the year ended December 31, 2018, and our allowance for doubtful accounts related to these receivables was R$186.3 million. See Note 7 to our audited consolidated financial statements.

In addition, in the event of an economic recession combined with high energy prices, the number of our distribution customers connecting illegally to our distribution grid may increase, which would then decrease our revenue from electricity sales to Final Customers. Furthermore, energy we lose to these illegal connections is considered a commercial loss, and we may incur regulatory penalties if our commercial losses exceed certain established regulatory thresholds calculated by ANEEL. If ANEEL determines that we were not efficient in inspecting and controlling the non-technical losses in the distribution grid, the agency may  limit the transfer of such losses to the Final Customers.

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

Further, the revenues that our subsidiaries generate from establishing, operating and maintaining their facilities are related to the availability of equipment and assets, and to the quality of the services (continuity and service in accordance with levels demanded by regulations). Under the related concession contracts, we and our subsidiaries are subject to: (i) a reduction  of the distributor revenue as a result of the reduction of the so-called “Portion B” allocation in the revenue calculation formula; (ii) a reduction of the Permitted Annual Revenue - APR (Receita Anual Permitida, or RAP), for the transmission companies; (iii) the effects of the Availability Factor (Fator de Disponibilidade, or FID) and the offtake guarantee levels for the generation facilities; and (iv) the application of penalties and payment of compensation amounts, depending on the scope, severity and duration of non-availability of the services and equipment. Under Brazilian Law, we are strictly liable for direct and indirect damages resulting from the inadequate supply of electricity such as abrupt interruptions arising from the generation, transmission or distribution systems. Therefore, outages or stoppages in our generation, transmission and distribution facilities, or in substations or networks, may cause a material adverse effect on our business, financial situation and results of operations.

We are subject to risks related to social and environmental impacts of our projects.

The construction and operation of our assets may modify the ecosystem, particularly the natural state of the water resources and of the vegetation of the flooded river basin in the case of hydroelectric power plants. Our projects may cause direct and indirect impacts in the local communities, such as housing displacement. Moreover, they may affect the economic outputs of the local communities, lead to the loss of cultural identity or increase the demand for government services. In these eventualities, we may implement specific plans in order to minimize and mitigate those impacts.

Failures in dams under our responsibility may cause serious damages to the affected communities, to our results and to our reputation.

Dams are important infrastructures to our business, and are fundamental components of our hydroelectric power plants for the purposes of diking and storing water, accounting for the majority of our energy generation capacity. However, in any dam, there is an intrinsic risk of ruptures caused by different internal or external factors. Therefore, we are subject to the risk of a dam failure that could have repercussions much greater than just the loss of hydroelectric power generation capacity. A dam failure may result in economic, social, regulatory and environmental damages and potential loss of human life in the communities downstream from the dams, which may have a material adverse effect in the image, business, operational results and financial conditions of the Company.

We are exposed to behaviors that are incompatible with our ethical and compliance standards, and we may be unable to prevent, detect or remediate them in time, which may cause material adverse effects in our operational results, financial condition and reputation.

We have a range of internal rules and controls, including a Governance, Risk and Compliance Office, with the aim to guide our directors, officers, managers, employees and third-party contractors, and to reinforce our ethical principles and rules of professional conduct. However, due to the wide distribution and outsourcing of the production chains of our suppliers, we are not able to control all possible irregularities of the latter and we are not able to ensure that our selection processes will be sufficient to avoid that our suppliers have problems related to compliance with applicable law, sustainability or outsourcing of the production chain under inadequate safety conditions.

Furthermore, we are subject to the risk that our directors, officers, managers, employees, contractors or any person that may do business with us may involve themselves in fraudulent activities, corruption or bribery, circumventing our internal controls and procedures, misappropriating our assets or using them for private benefit to the detriment of the Company’s interests. We are also subject to the risk that any other material violations of applicable laws by our directors, officers, managers, employees, or any person that may do business with us, or any material legal or administrative proceeding, arbitration or investigation in connection with those violations, may adversely affect our reputation. These risks are increased by the fact that our portfolio includes affiliated companies, such as special purpose companies, some of which we do not hold a controlling interest in.

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

Energy trading is affected by changes in the methodology used to calculate energy price in the short-term (Preço de Liquidação de Diferenças, or PLD). PLD is determined by the results of optimization models of operation of the interconnected systems used by the ONS and by Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or “CCEE”). In such determination, there may be data entry errors or errors in the model, which may lead to an unexpected change of the PLD and possible future republications of the PLD. Thus, there is a risk for the commercial business with respect to the alteration of these models, data entry errors and republishing of the PLD, which may cause market uncertainty, reduction of liquidity, and financial losses with unexpected price variation.

Additionally, any change in the energy trading rules related to the increase of restrictions for the entry of new consumers in the Free Market may affect the expansion of our energy trading business.

On December 28, 2018, the MME enacted the Ministerial Ordinance No. 514, lowering the minimum energy amounts that consumers may purchase in the Free Market. Even though this ordinance enabled more migration from the captive market to the Free Market, we cannot predict its effect. As a Free Costumer is responsible for contracting its own consumption directly with a generation or trading company, an increase of the number of Free Customers may increase the trading in the Free Market and consequently affect energy prices. In parallel, distribution companies may face energy contract surpluses and have to participate in the Mechanism for Compensation of Surpluses and Deficits (Mecanismo de Compensação de Sobras e Déficits, or MCSD) to mitigate financial losses.

Our energy trading companies, Copel Comercialização and Copel GeT, that operate in the Free Market may decide, based on market conditions, to operate in long and short positions and may present financial losses for certain periods. To operate in long positions means that we buy electricity that will be delivered to us only in the future and sell it before the delivery is due, expecting the price to go up in the short-term market. To operate in short positions means that we sell electricity that needs to be delivered only in the future, but buy it before the delivery is due expecting the price to go down in the short-term market.

We assess the market exposure risk of our commercialization company on a weekly basis, based on risk limits and methodology approved by the board of directors of Copel. Our methodology for calculating the risk of market exposure was developed internally using financial market concepts.

Our management has identified a material weakness in our internal controls and has concluded that our internal controls over financial reporting, with respect to the issues classified as a material weakness, were not effective as of December 31, 2018, which may adversely affect our business and our operating results.

Our management, Supervisory Board and internal auditors assess the effectiveness of our controls framework and reporting procedures in accordance with SEC rules, including the effectiveness of our internal controls over financial reporting. This analysis adopts the criteria established in the Internal Control - Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission – COSO.

During this evaluation, our management identified a material weakness in our internal controls in 2018. This material weakness refers to our internal controls over the revenues of  Copel GeT and Copel Telecom. In view of this weakness, our management concluded that our internal control over financial reporting was not effective as of December 31, 2018 with respect to the items classified as a material weakness.

Although we have developed plans to remedy this material weakness, we cannot be certain that there will be no other material weaknesses in our internal control over financial reporting in the future. Therefore, we may be unable to report our results of operations for future periods accurately and in a timely manner and make our required filings with government authorities, including the SEC. Any of these occurrences could adversely affect our business and operating results and could generate negative market reactions, potentially leading to a decline in the price of our shares, ADSs and debt securities.

Our affiliated companies may not be successful in their businesses.

There is no assurance that our investments in affiliated companies will have the expected outcome. Our activities and financial and operational conditions may be affected as a result of (i) regulatory, economic, environmental matters, among other issues, or (ii) corporate disputes.

The lack of equipment and workforce in the appropriate timeframe may affect our business.

We cannot assure that the equipment and services hired from third parties will be timely delivered. If they are delivered with delay, we may incur in additional costs and fines.

The services and equipments hired from third parties may not have the expected quality.

Being a mixed capital publicly-held company, the acquisition of equipments, materials and services are subject to Brazilian Federal Law No. 8,666/1993, Paraná State Law No. 15,340/2006 and Brazilian Federal Law No. 13,303/2016. Therefore, we are legally obliged to engage a bidding process, which may not guarantee the best quality of services, equipments and materials.

Our wind farms’ operations are subject to climate factors and to uncertainties related to the speed of wind and non-compliance with minimum performance covenants set forth in our authorization agreements may adversely impact our results.

The authorization agreements that govern our power generation activities in wind farms set forth certain performance covenants, which require us to generate minimum amounts of energy on annual and four-year bases in accordance with the energy amounts sold in the correspondent auctions. The operations of our wind farms are subject to climate factors and to uncertainties related to the speed of wind and non-compliance with the above mentioned agreements may adversely impact our results.

We may acquire other companies in the electric sector or new energy concessions, as we already did in the past, which may increase our financial leverage and adversely affect our consolidated performance.

We constantly prospect for businesses that are related to our corporate purpose and aligned with our strategic plan. To expand our business, we may participate in auctions for the construction and operation of new power generation and transmission ventures, as well as invest in other companies from the energy sector, as we have done in the past. These acquisitions can increase our financial leverage or reduce our profits. In addition, the integration of the new businesses may not result in the synergy we expect in terms of efficiency gains and economies of scale for our operations, which may adversely affect our operational and financial performance.

 Strikes, work interruptions or other events carried out by our employees or by the employees of our suppliers or contractors, may adversely affect our operating results and our businesses.

Our employees are represented by unions. Disagreements regarding issues related to divestitures, changes to our business strategy, and reductions in the professional staff may lead to employee reactions. Strikes, work interruptions, or other forms of protests in any of our major suppliers or contractors or at their facilities may undermine our ability to complete relevant projects on time, negatively impacting our results of operations, and affect our ability to achieve long-term strategic goals.

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

The concession agreement of our controlled company Compagas is under discussion with the granting authority.

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

The gas concession agreement is part of the so called “bifurcated model”, where part of the investments made by the concessionaire is paid by the users of the public service and the remaining part is indemnified by the granting authority, the State of Paraná, at the end of the concession.

On December 7, 2017, the State of Paraná enacted Complementary Law No. 205, setting forth a new interpretation regarding the expiration date of the concession, leading to the understanding that the new expiration date was January 20, 2019. The management of Compagas, its controlling shareholder and other shareholders are analyzing and questioning the effects of such law, as they understand that these effects are not consistent with the terms set forth in the current concession agreement.

Compagás filed a lawsuit challenging the early termination of the concession and, on October 30, 2018, a preliminary injunction was granted, which can be subject to an appeal by the State of Paraná. The Company is awaiting the trial of the merit of the case.

Therefore, in the event of non-extension of the concession, even if Compagas is entitled to compensation for the investments made in the last 10 years prior to the end of the concession, the financial condition and results of operations of our controlled company may be adversely affected. For more information see Note 2.1.1 to our Consolidated Financial Statements.

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

In 2015, the financial effects of the GSF on the generation companies were discussed. There was a broad sector debate on the effects of, and solutions for the GSF from an administrative, regulatory, business and legal perspective. Accordingly, Law No. 13,203, dated December 8, 2015, and ANEEL Resolution No. 684, dated December 11, 2015, established the criteria for the approval and the conditions for the renegotiation of the hydrological risks borne by certain hydroelectric generation companies. Pursuant to such new rules, the generators could share their hydrologic risks with consumers, through the payment of a “risk premium”. Copel Geração e Transmissão and Elejor filed a request for the renegotiation of the hydrological risk of HPPs Mauá, Foz do Areia, Santa Clara and Fundão, which was consented through ANEEL Decisions No. 84/2016 and 43/2016, respectively. Subsequently, in 2017 Copel Geração e Transmissão filed another request for the renegotiation of the hydrological risk of HPPs Cavernoso II e Baixo Iguaçu, which was consented through ANEEL Decision No. 4,101/2017, and, in 2018, ANEEL approved the renegotiation of the hydrological risk of HPP Colíder through ANEEL Decision No. 2,889/2018. For more information, see Note 14.1 to our audited consolidated financial statements.

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

Spot price (PLD) is determined by mathematical models that consider the prevalence of hydroelectric plants in the Brazilian generation context, hydrological conditions, energy demand, fuel prices, deficit costs, the entry of new projects and the availability of generation and transmission equipment, and aim to find an optimal balance between the present benefit of water usage and the future benefit of its storage, measured in terms of the expected economy of the fuels in thermoelectric plants. The energy spot prices are calculated by CCEE every week and are set for each region.

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

It is also incumbent upon ANEEL to determine the revenues to be charged by the generating companies, holding assets with renewed concession agreements or resulting from concessions auctions (both cases in accordance with 2013 Concession Renewal Law). The Annual Generation Revenue (RAG) is the amount which the generating companies are entitled to in accordance with the physical guarantee of a hydroelectric plant that is allocated to the regulated/quota market. RAG is calculated taking into account the regulatory costs of operation, maintenance, administration, compensation and amortization of the hydroelectric plant, being adjusted annually, in addition to being reviewed every 5 years.

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

As is the case for distribution companies, the regulation mechanisms for transmission companies are the tariff review, which occurs every five years, and the annual tariff readjustment, which is a monetary adjustment of the tariffs charged. These mechanisms depend on the concession agreement of each company. At the time of the tariff review, the objective of ANEEL is to recalculate the costs for the efficient operation and maintenance of the system managed by the transmission company.

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

For example, the Brazilian government has taken action to reduce tariffs in recent years. In order to substantially reduce the price paid by Final Customers for electricity, the Brazilian government enacted the 2013 Concession Renewal Law, which significantly changed the conditions under which concessionaires are able to renew concession contracts. Under the 2013 Concession Renewal Law, most generation, transmission and distribution concessionaires may be renewed at the request of the concessionaire for an additional period of 30 years, but only if the concessionaire agrees to amend the terms of the concession contract to reflect certain new terms and conditions. For more information, see “Item 4. Information on the Company – Concessions”.

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

The Brazilian government implemented fundamental changes in the regulation of the electric power industry under the 2004 legislation known as the New Industry Model Law (Lei do Novo Modelo do Setor Elétrico). Challenges to the constitutionality of New Industry Model Law are still pending before the Brazilian Supreme Court. If all or part of this statute were held to be unconstitutional, it would have uncertain consequences for the validity of existing regulation and the further development of the regulatory framework. The outcome of the legal proceedings is difficult to predict, but they could have an adverse impact on the entire energy sector, including our business and results of operations.

Certain customers in our distribution concession area may cease to purchase energy from our distribution business.

Our distribution business generates a large portion of its revenues by selling energy that it purchases from generation companies. Large electricity customers within the geographic area of our concession that meet certain regulatory requirements may qualify as free customers (“Free Customers”). A Free Customer in our distribution concession area is entitled to purchase energy directly from generation and energy trading companies rather than through our distribution business, in which case that Free Customer would cease to pay our distribution business for that energy that we previously supplied. Therefore, if the number of Free Customers within the geographic area of our concession increases and these Free Customers purchase energy from sources other than our generation and trading  companies, our revenues and results of operations would be adversely affected. Furthermore, prices in the free market have recently been lower than those in the regulated market in the past years, which has been leading to an increase in the number of Free Customers within the geographic area of our concession.

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

As of December 31, 2018, we had 345 Free Customers, representing approximately 6.8% of our consolidated operating revenues and approximately 23.6% of the total volume of electricity we sold to Final Customers.

Until March 31, 2019, Copel GeT signed 1 additional agreement with Free Customers in our generation business. Our contracts with Free Customers are typically for periods ranging between two years and five years in our generation business.

Approximately 5.2% of the megawatts-hours sold under contracts to such customers by Copel GeT expired in 2018. These customers represented approximately 1.5% of the total volume of electricity we sold in 2018, and approximately 1.7% of total net operating revenue from energy sales for that year. There can be no assurance that Free Customers will enter into contracts or extend their current contracts to purchase energy from us.

Additionally, it is possible that our large industrial clients could be authorized by ANEEL to generate electric energy for their own consumption or sale to other parties, in which case they may obtain an authorization or concession for the generation of electric power in a given area, which could adversely affect our results of operations.

Regarding our energy trading company, as of December 31, 2018, we had 292 Free Customers, representing approximately 2.5% of our consolidated operating revenues.

We may be forced to purchase or sell energy in the spot market at higher or lower prices if our forecasts for energy demand are not accurate, if there is a shortage of energy supply available in the regulated market or if energy we contract is not delivered, and we may not be entitled to pass on any increased costs or incurred losses to our Final Customers in a timely manner, or at all.

Under the New Industry Model Law, electric energy distributors, including us, must contract to purchase, through public bids conducted by ANEEL, 100% of the forecasted electric energy demand for their respective distribution concession areas, up to seven years prior to the actual delivery of electric energy. We cannot guarantee that our forecasts for energy demand in our distribution concession area will be accurate. If our forecasts fall short of actual electricity demand, or if we are unable to purchase energy through the regulated market due to lack of energy supply in the market, or if a generation company fails to deliver energy that was previously contracted, we may be forced to make up for the shortfall by entering into short-term agreements to purchase electricity in the spot market where we may pay significantly more for energy without being able to pass on these increased costs to our Final Customers. In addition, if we underestimate our distribution energy needs, we may be subject to penalties imposed by the CCEE. Moreover, if our forecasts surpass actual demand by more than the allowed margin (105% of actual demand), including where demand is depressed due to government campaigns in response to poor hydrological conditions or due to reduced economic activity, we will not be able to pass on to our Final Customers the cost of the excess energy that we acquire.

In 2016, as a consequence of the country’s economic crisis and the increase in the number of Free Customers who were attracted by lower prices in the free market, several distribution companies, including Copel Distribuição, were contracted above 105% of their actual demand. As a result, those companies may incur losses due to sale of the excess energy at lower prices in the spot market. On the other hand, facing this same scenario in 2017, Copel Distribuição and other  distribution companies sold the surplus energy at a higher price in the spot market, resulting in the possibility of earnings. On August 28, 2017, Brazilian Decree No. 9,143/2017 recognized the involuntary nature of energy surplus arising from the migration of consumers to the Free Market. However, we cannot guarantee the results of such rules and their impact on our future operations.

In 2018, purchases made by Copel Distribuição did not exceed the regulatory margin of 105% of the forecasted energy amount. Even though Copel Distribuição plans on adopting the same strategies onwards, we cannot ensure you that it will be able to comply with the regulatory requirements in the future.

We are subject to a counterparty’s credit risk, and,  in case the purchasers or sellers that are parties to power purchase and sale agreements entered into with Copel Comercialização default on their obligations, we may have to sell or purchase energy at a different base price.

Copel Comercialização is subject to a counterparty’s credit risk. When Copel Comercialização sells energy, the counterparties to power purchase agreements may default on their contractual obligations, which may cause Copel Comercialização to sell energy at a different base price. In cases where Copel purchases energy, the selling counterparties may also default on the relevant contracts, and, consequently, Copel Comercialização may have to buy energy at a different base price and be subject to regulatory penalties imposed by CCEE due to insufficient contractual guarantees. Even though the Company performs credit analyses in accordance with market standards and requires its counterparties to provide guarantees in connection with the power purchase and sale agreements, we cannot guarantee that our counterparties will not fail to comply with their payment obligation or with their obligation to deliver energy to Copel, as the case may be, which may adversely affect our results.

Our equipment, facilities and operations are subject to numerous environmental and health regulations, which may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

Our distribution, transmission and generation activities are subject to comprehensive federal, state and local legislation, as well as supervision by Brazilian governmental agencies that are responsible for the implementation of environmental and health laws and policies. These agencies could take enforcement action against us for our failure to comply with their regulations and with requirements established for the maintenance of our environmental licenses. These actions could result in, among other things, the imposition of fines, embargoes and revocation of licenses, which could have a material adverse effect on our financial condition and results of operations. It is also possible that enhanced environmental and health regulations will force us to allocate capital towards compliance, and consequently, divert funds away from planned investments. Such a diversion could have a material adverse effect on our financial condition and results of operations.

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

We are uncertain as to the outcome of the administrative proceeding brought by ANATEL against Sercomtel S.A. Telecomunicações to terminate concessions and authorizations previously awarded to this company.

We own 45% of the stock of Sercomtel Telecomunicações S.A. ("Sercomtel"). Sercomtel holds a concession to provide fixed telephony services and an authorization to provide mobile services in the municipalities of Londrina and Tamarana, located in the State of Paraná. In addition, Sercomtel has two (2) other authorizations from ANATEL that allow it to provide fixed telephony and broadband internet services in all other municipalities of the State of Paraná. Currently, Sercomtel operates with its own network in fifteen (15) municipalities of the State of Paraná, providing voice services and fixed broadband. In September 2017, ANATEL determined that Sercomtel was not in compliance with certain financial indicators set forth by the agency in connection with the concessions granted to Sercomtel and required for the company's operations to continue. As a consequence of this determination, ANATEL brought an administrative proceeding against Sercomtel to assess whether the concession and the authorizations granted to this company should be terminated. In March 2019, ANATEL decided to suspend the above mentioned proceeding for a 120-day period, so that Sercomtel could present to the agency alternative plans for meeting the relevant regulatory indicators. The process for determining whether the concession and authorizations granted to Sercomtel should be terminated is carried out by ANATEL and will be resumed once the suspension period elapses. We are not certain as to the outcome of this administrative proceeding. If ANATEL determines the termination of the concession held by Sercomtel, we may be adversely affected in accordance with our stake in this company's capital stock.

We cannot assure the speed of our innovation capacity and our responses in view of the changes the energy sector has been going through as a result of technology advances.

The electric energy sector has been going through changes driven by (i) the decentralization of the power generation systems; (ii) advances in energy storage technologies; (iii) dissemination of digital technologies that improve the efficiency of energy generation, transmission and consumption; (iv) increase of renewable energy sources, such as wind and solar energy; and (v) a tendency of reducing carbon footprints in the energy system, as part of the global efforts to mitigate the effects of climate change. These changes present many challenges and we may not be able to keep up with the effects of the increasing adoption of digital technologies in the electric energy sector and the significant potential of new technology solutions (both with respect to the improvement of processes and services provided to consumers and with respect to the development of new products that may lead to higher productivity gains, more affordable prices, higher competition and the creation of new markets). Investments in research and development may contribute to mitigate the risks related to the transformations of the energy sector and create new opportunities.

Risks Relating to Brazil

The Brazilian Government has significant influence over the Brazilian economy. Brazilian economic and political conditions - and investor perception of these conditions - have a direct impact on our business, financial condition, results of operation and prospects.

Historically, the country’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration, the downgrading of credit ratings of the Brazilian government and Brazilian issuers, and heightened volatility in the securities issued abroad by Brazilian companies.  In August 2016, the Brazilian Congress approved the impeachment of the Brazilian president.  Also, ongoing corruption investigations have led to charges against former and current public officials, members of several major political parties and directors and officers of many Brazilian companies. In addition, Brazil’s elected a new president and members of the federal legislature in October 2018.  We cannot predict whether these elections will result in changes in Brazilian governmental and economic policies or in the Brazilian energy industry.  Political instability and the upcoming elections may aggravate economic uncertainties in Brazil and increase volatility of securities of Brazilian issuers.

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

• controls on capital flows; and/or

• limits on foreign trade.

In the last few years, Brazil faced an economic recession, adverse fiscal developments and political instability. Brazilian GDP grew by 1.1% in 2018, grew by 1.0% in 2017 and declined by 3.5% in 2016. Unemployment rate was 11.6% in 2018, 12.7% in 2017 and 11.5% in 2016. Inflation, as reported by the consumer price index (IPCA), was 3.75% in 2018, 2.95% in 2017 and 6.29% in 2016. The Brazilian Central Bank's base interest rate (SELIC) was 6.5% on December 31, 2018, 7.00% on December 31, 2017 and 13.75% on December 31, 2016. Future economic, social and political developments in Brazil may impair our business, financial condition or results of operations, or cause the market value of our securities to decline.

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

In recent years, the Brazilian real has fluctuated in value against foreign currencies, and the value of the real may rise or decline substantially from current levels. Over the course of 2015, the value of the Brazilian real declined more than 48% against the U.S. Dollar. In contrast, in the course of 2016, the Brazilian real appreciated 16.5% against the U.S. Dollar, following a year of intense volatility. In 2017, the Brazilian real was  subject to relative stability. As of December 31, 2018, the real vs. U.S. dollar exchange rate recorded was R$3.87 to US$1.00, depreciating 17.2% against the U.S. Dollar, compared to the exchange rate recorded on December 31, 2017. Depreciation of the real increases the cost of servicing our foreign currency-denominated debt and the cost of purchasing electricity from the Itaipu – a hydroelectric facility which is one of our major suppliers and adjusts its electricity prices based in part on its U.S. dollar costs. Depreciation of the real also creates additional inflationary pressure in Brazil that may negatively affect us. Indeed, depreciation generally curtails access to international capital markets and may prompt government intervention. It also reduces the U.S. dollar value of our dividends and the U.S. dollar equivalent of the market price of our common shares and the ADSs.

Inflation and governmental measures to curb inflation may contribute to economic uncertainty in Brazil, and could reduce our margins and the market price of the Class B Shares and ADSs.

Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rates of inflation, measured in accordance with the variation of the Índice Geral de Preços - Disponibilidade Interna (“IGP-DI”) index, were 2.4% for the three-month period ended March 31, 2019, 7.1% in the year 2018, (0.4)% in the year 2017, 7.2% in 2016 and 10.7% in 2015. 2018 was a year of stabilizing inflation rates. Brazilian inflation rates observed in 2018 were below the government’s desired rate, but this scenario can change abruptly as a consequence of facts beyond our control. The Brazilian government has in the past taken measures to combat inflation, such as raising the basic Selic interest rate to elevated levels, and public speculation about possible future government actions has had significant negative effects on the Brazilian economy. Although our concession contracts provide for annual adjustments based on inflation indexes, if Brazil experiences substantial inflation in the future, and the Brazilian government adopts inflation control policies similar to those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and could lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

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

In addition Jair Bolsonaro was elected as the new President of Brazil in October 2018, but political uncertainty has remained. We cannot predict the effects of these recent developments and the current ongoing political uncertainties on the Brazilian economy.

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

You will not be able to exercise the preemptive rights relating to the Class B Shares underlying your ADSs unless a registration statement under the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Therefore, the Depositary will not offer rights to you as a holder of the ADSs unless the rights are either registered under provisions of the Securities Act or are subject to an exemption from the registration requirements. We are not obligated to file a registration statement with respect to the shares or other securities relating to these rights, and we cannot assure you that we will file any such registration statement. Accordingly, you may receive only the net proceeds from the sale of your preemptive rights by the Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. If you are unable to participate in rights offerings, your holdings may also be diluted.

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

The market value of the securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American countries and emerging market countries. Although the economic conditions of such countries may differ significantly from the economic conditions of Brazil, the reactions of investors to events in those countries may have an adverse effect on the market value of the securities of Brazilian issuers. Crises in other emerging market countries might reduce investors’ interest in the securities of Brazilian issuers, including our Company. In the future, this could make it more difficult for us to access the capital markets and finance our operations on acceptable terms or at all. Due to the characteristics of the Brazilian power industry (which requires significant investments in operating assets) and due to our financing needs, if access to the capital and credit markets is limited, we could face difficulties in completing our investment program and refinancing our obligations, and this could adversely affect our business, results of operations and financial condition.

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

Item 4. Information on the Company

The Company

We engage in the generation, transmission, distribution and sale of electricity mainly in the Brazilian State of Paraná, pursuant to concessions granted by ANEEL, the Brazilian regulatory agency for the electricity sector. We also provide telecommunications and other services. While our activities are more concentrated in the Brazilian State of Paraná, we also operate in 10 different Brazilian states through our generation and transmission businesses.

As of December 31, 2018, we generated electricity from seventeen (17) hydroelectric plants, eighteen (18) wind plants and one (1) thermoelectric plant, for a total installed capacity of 5,135.3 MW, of which, approximately 99.6% is derived from renewable sources. Including the installed capacity of generation companies in which we have an equity interest, our total installed capacity is 5,787.2 MW. Our electric power business is subject to comprehensive regulation by ANEEL.

We hold concessions to distribute electricity in 394 of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. As of December 31, 2018, we owned and operated 3,214.3 km of transmission lines and 198,373.6 km of distribution lines, constituting one of the largest distribution networks in Brazil. Of the electricity volume we supplied in 2018 to our Final Customers:

•         33.7% was to industrial customers;

•         28.2% was to residential customers;

•         19.4% was to commercial customers; and

•         18.7% was to rural and other customers.

Key elements of our business strategy include the following:

•         expanding our power generation, transmission, distribution, and telecommunication systems;

•         expanding our energy sales to Free Customers both inside and outside of the State of Paraná;

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

Our revenues for each of the last three (3) financial years by activity are described in “Item 5. Operating and Financial Review and Prospects — Results of operations for the years ended December 31, 2018, 2017 and  2016”.

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

Currently, we are the largest energy company in the State of Paraná. We are a corporation incorporated and existing under the laws of Brazil, with the legal name Companhia Paranaense de Energia – Copel. Our head offices are located at Rua Coronel Dulcídio, 800, CEP 80420-170 Curitiba, Paraná, Brazil. Our telephone number at the head office is +55 (41) 3331-4011. Our website is www.copel.com and any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s website. The commercial name of each of our businesses is provided as follows.

Relationship with the State of Paraná

The State of Paraná owns 58.6% of our Common Shares and, consequently, has the ability to control the election of the majority of the members of our Board of Directors, members of our Supervisory Board, the appointment of senior management and our direction, future operations and business strategy.

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

On August 30, 2018, Copel GeT signed a Share Exchange Agreement with Eletrosul with respect to the joint ventures Costa Oeste Transmissora de Energia S.A. (51% - Copel GeT and 49% - Eletrosul), Marumbi Transmissora de Energia S.A. (80% - Copel GeT and 20%- Eletrosul) and Transmissora Sul Brasileira de Energia S.A. (20% - Copel GeT and 80% - Eletrosul). Under this agreement, Copel GeT started holding share of interest of 100% in the joint ventures Costa Oeste and Marumbi, in addition Eletrosul started to hold share of interest of 100% in Transmissora Sul Brasileira. The business combinations occurred on August 31, 2018, date of transfer of the shares. For additional information, see Note 1.2 to our audited consolidated financial statements.

Copel currently has five wholly-owned subsidiaries, which are Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Telecomunicações, Copel Comercialização S.A. and Copel Renováveis S.A.

Copel also holds 100% shareholding stake in several Special Purpose Companies (SPC).

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

The following table shows the total electricity we (i) generated through entities in which we hold a 100.0% shareholding stake and the 51.0% of energy generated by Mauá Hydroelectric Plant (corresponding to the interest we hold in this asset) and (ii) purchased in the last five years, broken down by the total amount of electricity generated and purchased by Copel Geração e Transmissão and our wind farm generation facilities described bellow (“Wind Farms”) and the total amount of electricity purchased by Copel Distribuição and Copel Comercialização.

	Year ended December 31,
	2018	2017	2016	2015	2014
	(GWh)
Copel Geração e Transmissão(1)
Electricity generated(2)	18,029	19,583	25,319	24,494	24,232
Electricity purchased from others	321	1,055	141	257	612
Electricity received from the Interconnected System	142	425	2	7	91
Total electricity generated and purchased by Copel Geração e Transmissão	18,492	21,063	25,462	24,758	24,935
Wind Farms(1) (3)
Electricity generated(2)	1,067	989	1,175	621	-
Electricity purchased from others	-	-	-	295	-
Total electricity generated and purchased by Wind Farms	1,067	989	1,175	916	-
Copel Distribuição
Electricity purchased from Itaipu(4)	5,726	5,934	5,958	5,941	5,870
Electricity purchased from Auction – CCEAR – affiliates	92	87	157	215	411
Electricity purchased from Auction – CCEAR – other	10,691	9,860	13,387	14,419	16,281
Electricity purchased from others(5)	9,242	10,209	10,361	8,419	6,171
Total electricity purchased by Copel Distribuição	25,751	26,090	29,863	28,994	28,733
Copel Comercialização
Electricity purchased from others	6,525	2,671	59	-	-
Total electricity purchased by Copel Comercialização	6,525	2,671	59	-	-
Total electricity generated and purchased by Copel Geração e Transmissão, Copel Distribuição, Wind Farms and Copel Comercialização	51,835	50,813	56,559	54,668	53,668

(1)	In 2018, Copel adopted the criteria set forth by the CCEE to determine the energy flows in sale and purchase transactions. The energy amounts reflected in this table, even with respect to past years, were calculated in accordance with the criteria adopted by the CCEE.
(2)	Includes the electrical losses of wiring and interconnecting station and technical losses by delivering energy to the Interconnected System.
(3)	Electricity generated and purchased by our wind farm generation facilities which were under the supervision of Copel Renováveis until 2015. In December 2015, Copel Geração e Transmissão became responsible for the operation of these facilities.
(4)	Distribution companies operating under concessions in the Midwest, South and Southeast regions of Brazil purchase electricity generated by Itaipu.
(5)	These numbers do not include assignments related to the Mechanism for Compensation of Surpluses and Deficits of New Energy (Mecanismo de Compensação de Sobras e Déficits de Energia Nova, or MCSD-EN).

The following table shows the total electricity we sold to Free Customers, Captive Customers, distributors, energy traders and other utilities service providers in the south of Brazil through the Interconnected Transmission System in the last five years.

	Year ended December 31,
	2018	2017	2016	2015	2014
			(GWh)
Copel Geração e Transmissão(1)
Electricity delivered to Free Customers	3,960	3,860	3,600	3,921	4,018
Electricity delivered to Bilateral Agreements	8,795	8,504	7,908	6,675	7,392
Electricity delivered under auction – CCEAR – affiliates	92	86	157	215	411
Electricity delivered under auction – CCEAR – other	876	838	3,154	4,391	4,677
Electricity delivered to Spot Market – CCEE(2)	213	1,246	(252)	(640)	101
Electricity delivered to the Interconnected System	4,556	6,529	10,895	10,196	8,336
Total electricity delivered by Copel Geração e Transmissão	18,492	21,063	25,462	24,758	24,935
Wind Farms(1)(3)
Electricity delivered under auction – CCEAR – other	840	840	842	724	-
Electricity delivered under auction – CER – other	334	357	358	337	-
Total electricity delivered by Wind Farms	1,174	1,197	1,200	1,061	-
Copel Distribuição
Electricity delivered to Captive Customers	19,594	19,743	22,328	24,043	24,208
Electricity delivered to distributors in the State of Paraná	279	521	614	699	699
Spot Market – CCEE(4)	2,401	2,510	3,611	910	368
Total electricity delivered by Copel Distribuição	22,274	22,774	26,553	25,652	25,275
Copel Comercialização
Electricity delivered to Free Customers	2,096	771	58	-	-
Electricity delivered to Bilateral Agreements	4,403	1,882	-	-	-
Electricity delivered to Spot Market – CCEE	26	18	1	-	-
Total electricity delivered by Copel Comercialização	6,525	2,671	59	-	-
Subtotal	48,465	47,705	53,274	51,471	50,210
Losses by Copel Distribuição and Wind Farms(5)	3,370	3,108	3,285	3,197	3,458
Total electricity delivered by Copel Geração e Transmissão, Copel Renováveis, Copel Distribuição and Copel Comercialização, including losses	51,835	50,813	56,559	54,668	53,668

(1)	In 2018, Copel adopted the criteria set forth by the CCEE to determine the energy flows in sale and purchase transactions. The energy amounts reflected in this table, even with respect to past years, were calculated in accordance with the criteria adopted by the CCEE.
(2)	Amounts indicated as less than zero (negative numbers) refer to the consolidated purchase of electricity from the Spot Market along the year.
(3)	Electricity generated and purchased by our wind farm generation facilities which were under the supervision of Copel Renováveis until 2015. In December 2015, Copel Geração e Transmissão became responsible for the operation of these facilities.
(4)	Includes the MCSD.
(5)	Includes Technical, Non-technical and Basic network losses of Copel Distribuição and losses related to the Wind Farms.

Generation

As of December 31, 2018, considering only the entities in which we hold a 100.0% shareholding stake and 51.0% of the energy generated by Mauá Hydroelectric Plant (corresponding to the interest we hold in this asset), we operated and sold energy through seventeen (17) hydroelectric plants, eighteen (18) wind plants and one (1) thermoelectric plant, with a total installed capacity of 5,135.3 MW. Our assured energy totaled an average of 2,262.4 MW in 2018. Our generation varies yearly as a result of hydrological conditions and other factors. We generated 19,159 GWh in 2018, 20,891 GWh in 2017, 27,068 GWh in 2016, 25,960 GWh in 2015 and 24,605 GWh in 2014.

Considering the installed capacity of all of the generation companies in which we have an interest (equity or otherwise), our total installed capacity as of December 31, 2018, was 5,787.2  MW.

The generation of electrical energy at our power plants is supervised, coordinated and operated by our Generation and Transmission Operation Center in the city of Curitiba. This operation center is responsible for coordinating the operations related to approximately 99.9% of our total installed capacity, including some of the plants in which we hold only partial ownership interests.

Hydroelectric Generation Facilities

The following table sets forth certain information related to our main hydroelectric plants in operation during 2018:

Plant	Installed capacity	Assured energy (1)	Placed in service	Concession expires
	(MW)	(GWh/yr)
Foz do Areia	1,676.0	5,284.91	1980	September, 2023
Segredo	1,260.0	5,067.66	1992	November, 2029
Salto Caxias	1,240.0	5,305.06	1999	May, 2030
Capivari Cachoeira(2)	260.0	954.84	1971	January, 2046
Mauá	185.2(3)	883.24	2012	July, 2042
Others	102.7	556.30	N/A	N/A

(1)	Values used to determine volumes committed for sale.
(2)	On January 5, 2016, Copel Geração e Tramissão executed a concession agreement with ANEEL so that it will continue to operate this plant under an operation and maintenance regime until 2046.
(3)	Corresponds to 51.0% of the installed capacity of the plant (363.0 MW), corresponding to the interest we hold in this plant, as we operate this plant through a consortium.

Governador Bento Munhoz da Rocha Netto (“Foz do Areia” Plant). The Foz do Areia Hydroelectric Power Plant is located on the Iguaçu River, approximately 350 kilometers southwest of the city of Curitiba.

Governador Ney Aminthas de Barros Braga (“Segredo” Plant). The Segredo Hydroelectric Power Plant is located on the Iguaçu River, approximately 370 kilometers southwest of the city of Curitiba.

Governador José Richa (“Salto Caxias” Plant). The Salto Caxias Hydroelectric Power Plant is located on the Iguaçu River, approximately 600 kilometers southwest of the city of Curitiba.

Governador Pedro Viriato Parigot de Souza (“Capivari Cachoeira” Plant). The Capivari Cachoeira Hydroelectric Power Plant is the largest underground hydroelectric plant in Southern Brazil. The reservoir is located on the Capivari River, approximately 50 kilometers north of the city of Curitiba, and the power station is located on the Cachoeira River, approximately 15 kilometers from the reservoir.

Our concession agreement for the Capivari Cachoeira Plant expired on July 7, 2015. Although Copel Geração e Transmissão did not elect to renew the original concession pursuant the 2013 Concession Renewal Law, it participated in the new competitive bidding process and won. On January 5, 2016, Copel GeT executed a concession agreement with ANEEL, allowing it to continue to operate this plant under an operation and maintenance regime until January 5, 2046. We paid a total of R$574.8 million as the signing bonus for this concession and we received an annual generation revenue (AGR) of R$144.1 million from January 5, 2016 to December 31, 2016. This AGR is subject to an annual tariff adjustment. In July 2017, the AGR was adjusted to R$114.1 million for the period from July 2017 to June 2018 pursuant to the ANEEL Resolution No. 2,265/2017, and in 2018 the AGR was adjusted to R$119.2 million for the period from July 2018 to June 2019 pursuant ANEEL Resolution No. 2,421/2018.

The Capivari Cachoeira Plant has 260.0 MW of installed capacity and assured energy of 954.8 GWh/year. 100.0% of the energy generated by this plant in 2016 was allocated in quotas to the regulated market and as of January 1, 2017, this percent was reduced to 70.0%. Copel GeT will no longer bear the hydrological risk for the energy allocated in quotas under the MRE associated with the Capivari Cachoeira Plant.

Mauá. The Jayme Canet Júnior Hydroelectric Power Plant (Mauá Plant) is located on the Tibagi River, in the State of Paraná. It was constructed between 2008 and 2012 by Consórcio Energético Cruzeiro do Sul, in which we hold a 51.0% interest and Eletrosul holds the remaining 49.0%. The facility is located approximately 250 kilometers from Curitiba, in the Municipality of Telêmaco Borba.

In addition to our generation facilities, we have ownership interests in several other hydroelectric generation companies as detailed below.

Between 2004 and 2010, we were required by law to retain a majority of the voting shares of any company in which we obtained an ownership interest. Starting in 2010, it became possible for us to hold non-controlling interests in companies.

The following table sets forth information regarding the hydroelectric generation plants in which we had a partial equity interest as of December 31, 2018:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession expires
	(MW)	(GWh/yr)		(%)
Elejor Facility (Santa Clara and Fundão)	246.5	1,229.0	July, 2005 June, 2006	70.0	May, 2037(1) December, 2032
Dona Francisca	125.0	664.9	February, 2001	23.0	August, 2033
SHP Arturo Andreoli (Foz do Chopim)	29.1	178.6	October, 2001	35.8	April, 2030

 (1) Elejor Facility adhered on January 14, 2015, with the renegotiation of the hydrological risks, which caused the expiration date to be extended from 2036 to 2037.

Elejor Facility. The Elejor Facility consists of the Santa Clara and Fundão Hydroelectric Power Plants, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.5 MW, which includes two smaller hydroelectric generation units installed in the same location. Elejor signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. As of December 31, 2018, we own 70.0% of the common shares of Elejor, and Paineira Participações owns the remaining 30.0%.

Elejor is required to make monthly payments to the federal government for the use of hydroelectric resources, which in 2001 totaled R$19.0 million. This amount is adjusted on an annual basis by the IGP-M Index.

We have a power purchase agreement with Elejor, which provides that we will purchase all of the energy produced by the Santa Clara and Fundão facilities at a set rate until April 2019, to be adjusted annually in accordance with the IGP-M Index. In 2018, Elejor’s net revenues and net profits were R$293.9 million and R$76.3 million, respectively, while in 2017 its net revenues and net profits were R$291.6 million and R$96.2 million, respectively.

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

In 2018, DFESA’s net revenues and net profits were R$70.7 million and R$43.3 million, respectively, while in 2017 its net revenues and net profits were R$70.7 million and R$38.5 million, respectively.

SHP Arturo Andreoli (“Foz do Chopim” Hydroelectric Plant). The Foz do Chopim Hydroelectric Plant is located on the Chopim River in the State of Paraná. We own 35.8% of the common shares of Foz do Chopim Energética Ltda., the entity that owns the Foz do Chopim Hydroelectric Plant. Silea Participações Ltda. owns the remaining 64.2%. The operation and maintenance of Foz do Chopim Hydroelectric Plant is performed by Copel Geração e Transmissão S.A. Energy supply agreements were executed at an average tariff of R$220.07/MWh. Foz do Chopim Energética Ltda. also has the authorization to operate Bela Vista SHP, a Hydroelectric Power Plant that is located on the same river and has similar capacity. The process for obtaining the necessary installation environmental license is ongoing. In 2018, Foz do Chopim’s net revenues and net profits were R$46.6 million and R$36.9 million, respectively, while in 2017 its net revenues and net profits were R$40.5 million and R$18.6 million, respectively.

Wind Farm Generation Facilities

Since 2013 we have been expanding our energy generation capacity and diversifying our energy matrix through the development of renewable energy sources, like the construction and acquisition of wind farms in the State of Rio Grande do Norte. The following table sets forth certain information relating to our wind farm plants in operation as of December 31, 2018:

Plant	Installed capacity	Assured Power	Placed in Service	Concession Expires
	(MW)	(Average MW)
São Bento Energia	94.0	46.3
Boa Vista	14.0	6.3	February, 2015	April, 2046
Olho d'Água	30.0	15.3	February, 2015	May, 2046
São Bento do Norte	30.0	14.6	February, 2015	May, 2046
Farol	20.0	10.1	February, 2015	April, 2046
Palmas	2.5	0.5	November, 1999	September, 2029
Copel Brisa Potiguar Wind Complex	183.6	98.4
Asa Branca I	27.0	14.2	August, 2015	April, 2046
Asa Branca II	27.0	14.3	September, 2015	May, 2046
Asa Branca III	27.0	14.5	September, 2015	May, 2046
Eurus IV	27.0	14.7	August, 2015	April, 2046
Santa Maria	29.7	15.7	April, 2015	May, 2047
Santa Helena	29.7	16.0	May, 2015	April, 2047
Ventos de Santo Uriel	16.2	9.0	May, 2015	April, 2047
São Miguel do Gostoso I(1)	108.0	57.1
Carnaúbas	27.0	13.1	June, 2015	April, 2047
Reduto	27.0	14.4	June, 2015	April, 2047
Santo Cristo	27.0	15.3	June, 2015	April, 2047
São João	27.0	14.3	June, 2015	March, 2047
Cutia(2)	153.3	60.8
Dreen Cutia	23.1	9.6	December, 2018	January, 2042
Dreen Guajiru	21.0	8.3	December, 2018	January, 2042
Esperança do Nordeste	27.3	9.1	December, 2018	May, 2050
GE Jangada	27.3	10.3	December, 2018	January, 2042
GE Maria Helena	27.3	12.0	December, 2018	January, 2042
Potiguar	27.3	11.5	December, 2018	May, 2050

(1) Copel has a 49.0% interest in São Miguel do Gostoso I.

(2)  In December 2018, Dreen Cutia, Dreen Guajiru and Esperança do Nordeste began their operations with 100% of their installed capacity, while the Jangada, Maria Helena and Potiguar parks began their commercial operations with 85%, 54% and 77%  of their installed capacity respectively.

São Bento Energia. On February 25, 2015, the four wind farms (Boa Vista, Olho d’Água, São Bento do Norte and Farol) which are part of the São Bento Wind Farm Complex, located in the State of Rio Grande do Norte, began operations. With an installed capacity of 94 MW and assured energy of 46.3 average-MW. In August 2010, 43.7 average-MW of the energy generated at a weighted average price of R$134.40/MWh (annually adjusted by IPCA index) was sold to fifteen distribution concessionaires in ANEEL public auctions. The energy generated by these wind farms is sold through 20-year term contracts.

Copel Brisa Potiguar Wind Complex. On September 15, 2015, Copel concluded the installation of the Brisa Potiguar Wind Complex with an installed capacity 183.6 MW and assured energy of 92.6 average-MW. An assured energy of 52.2 average-MW (from Asa Branca I, Asa Branca II, Asa Branca III and Eurus IV wind farms) was committed under contract to electric power distributors in the alternative energy auction in August 2010 at a weighted average price of R$135.40/MWh (adjusted annually by IPCA inflation index) and an average of 40.7 MW (from WPPs Santa Helena, Santa Maria and Ventos de Santo Uriel) was committed under contract in the 6th Reserve Energy Auction held in August 2011 at a weighted average price of R$101.98/MWh (annually adjusted by the IPCA inflation index). The energy to be generated was sold through 20-year term contracts with payments beginning in April 2015.

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

Cutia. Cutia Empreendimentos Eólicos, which is Copel’s largest wind farm business, is divided into two large complexes totaling 312.9 MW of installed capacity: (a) Cutia Complex, composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso dos Ventos do Nordeste), with a total installed capacity of 180.6 MW, 71.4 average MW of physical guarantee and located in the State of Rio Grande do Norte; and (b) Bento Miguel Complex, composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with 132.3 MW of total installed capacity, 58.7 average MW of physical guarantee and located in the State of Rio Grande do Norte, in the same region of other wind farm complexes that belong to us. On October 31, 2014, at the 6th Reserve Energy Auction, we sold 71.2 average MW from the Cutia Complex for R$144.00/MWh (maximum auction price). In addition, at the 20th New Energy Auction (A-5), held on November 28, 2014, we sold 54.8 average MW from the six Bento Miguel wind farms for R$ 136.97/MWh, through Availability Agreements with a 20-year term.

 In December 2018, the wind farms of Cutia, Guajiru and Esperança do Nordeste, all part of the Cutia Complex, began their operations with 100% of their installed capacity, while the parks of Jangada, Maria Helena and Potiguar, also part of the Cutia Complex, began their commercial operations on the same date, with 85%, 54% and 77%  of their installed capacity respectively. For additional information on the development of the Cutia wind farms, see “Item 4. Information on the Company – Business – Generation - Expansion and Maintenance of Generating Capacity - Wind Farm Projects”.

Thermoelectric Generation Facilities

The following table sets forth certain information about our thermoelectric plants in operation as of December 31, 2018:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession/ authorization expires
	(MW)	(GWh/yr)		(%)
TPP Araucária	484.1	3,199.2(1)	September, 2002	80.0	December, 2029
TPP Figueira	20.0	90.2	April, 1963	100.0	March, 2019(2)

(1) The annual assured energy of thermal plants such as Araucária varies depending on the price of natural gas, according to criteria established by the MME.

(2)  We are currently waiting for the granting authority to amend our concession agreement with respect to TPP Figueira, extending the concession of the thermoelectric plant for another 20 years, pursuant to the Concession Extension Law of 2013

Araucária. We have an 80.0% interest in UEG Araucária Ltda., which owns the Araucária Thermoelectric plant, a natural gas thermoelectric power plant, located in the state of Paraná. The Araucária Thermoelectric plant has 484.1 MW of installed capacity, does not have Availability Agreements currently in force and operates under a business model in which revenue depends on the plant’s operation. When produced, energy will be sold in the spot market as directed by the ONS.

Figueira. The Figueira plant is located in the city of Figueira, in the northeast of the state of Paraná (where the main coal basin of Paraná is located). This plant is currently in a modernization process, which consists of replacing the old equipment for new equipment. This process aims to make this plant more efficient, reduce emissions of gases and particles resulting from the burning of coal and comply with applicable environmental legislation.

The Figueira plant has an installed capacity of 20.0 MW, with two generating units of 10.0 MW and a physical guarantee of 10.3 average MW, as determined by Portaria No. 303/2004 issued by the Ministry of Mines and Energy of Brazil. The Figueira plant produces an average net energy of 8.6 MW (internal consumption of discount, recorded in Copel's Energy Balance Sheet). Due to the long period in which the Figueira plant was in operation and the use of outdated equipment, the maximum energy efficiency of this plant is approximately 13%.

After the modernization, the plant will maintain the installed capacity of 20.0 MW with only one generating unit and the physical guarantee of 17.7 MW, so that it is in compliance with Normative Resolution No. 801/2017, which defines a minimum efficiency of 25% for installations with installed capacity up to 50.0 MW.

The operation and maintenance of this facility is carried out by Companhia Carbonífera do Cambuí Ltda., a company also responsible for the supply of coal consumed in the plant. However, upon the completion of the modernization process, Copel GeT will be in charge of operating this plant for a period of up to 18 months. By the end of this period, the operation of this plant will be outsourced to a third-party chosen through a bidding process.

Expansion and Maintenance of Generating Capacity

We expect to spend R$464.1 million in 2019 to expand and maintain our generation capacity, including participation in new businesses, of which R$113.6 million will be invested in SHP Bela Vista, R$59.2 million will be invested in Complexo Eólico Cutia, R$59.3 million will be invested in the Colíder Hydroelectric Power Plant, R$18.1 million will be invested in the Baixo Iguaçu Hydroelectric Power Plant and R$6.0 million will be invested in the Brisa Potiguar Wind Complex. The remaining amount will be spent on equipment maintenance, the modernization of the HPP Foz do Areia, the modernization of the Figueira Thermal Power Plant and other projects.

Hydroelectric Power Plant Projects

We have interests in several hydroelectric generation projects. The following table sets forth information regarding our major hydroelectric generation projects under construction.

Facility	Installed capacity	Estimated assured energy (1)	Budgeted completion cost	Beginning of operation	Our ownership	Status
	(MW)	(GWh/year)	(R$ million)		(%)
HPP Colíder	300.0	1,560	2,364	March, 2019(2)	100.0	Concession granted
HPP Baixo Iguaçu	350.2	1,501	2,346	February, 2019	30.0	Concession granted
SHP Bela Vista	29	145	200	January, 2024	99.9	Concession granted

(1) Values used to determine volumes committed for sale.

(2) The scheduled commencement of operations for the Colíder plant was delayed due to fortuitous events.

Colíder. In July 2010, we won an ANEEL bid for the 35-year concession to build and operate the Colíder Hydroelectric Power Plant on the Teles Pires River in the State of Mato Grosso. The Colíder plant will have an installed capacity of 300.0 MW and is located between the municipalities of Nova Canaã do Norte and Itaúba. The municipalities of Colíder and Cláudia are also affected by the  reservoir. The construction of the plant began in 2011 and about 97% of the work was concluded in 2018. The reservoir and the spillway were already completed. Equipment manufacturing and electromechanical assemblies are underway, and generating unit 01 entered commercial operation on March 9, 2019. In February 2016, we started the construction of a 64-km-long transmission line that will connect the plant to the “Cláudia” substation.

As a result of fortuitous events, Copel GeT filed an application with ANEEL to excuse it from certain fines, penalties and charges incurred as a result of the delay in the beginning of operations of the plant, initially scheduled for December 31, 2014. The request filed by Copel GeT was not approved by ANEEL, so Copel GeT filed an administrative appeal, which was denied on March 14, 2017. Not agreeing with the decision, Copel GeT again requested the reconsideration of such decision by ANEEL, which was definitively denied on July 04, 2017. On December 18, 2017, we filed an ordinary lawsuit regarding the matter. On June 4, 2018, the Regional Federal Court of Appeals (Tribunal Regional Federal da 1ª Região) exempted Copel GeT from any liens or restrictions due to delays in implementation schedule of Colíder HPP.

Copel GeT has been honoring the energy supply commitments of the Colíder HPP (CCEAR), totaling 125.0 average MW, as follows:

(i) From January 2015 to May 2016: Copel GeT used leftover energy de-contracted in other generation facilities.

(ii) June 2016: partial reduction pursuant to a Bilateral Agreement.

(iii) From June 2016 to December 2018: reduction of all of the Energy Commercialization Contracts in the Regulated Environment - CCEARs, pursuant to a Bilateral Agreement and participation in the MCSD-EN or the so-called New Energy.

As a result of the above, the Colíder HPP obtained a release of its obligations to deliver energy in 2017 and 2018 under the contracted CCEARs (125.0 average-MW).

Ordinance MME No. 258, on December 21, 2016, required Copel GeT to ensure a 177.9 average MW for the plant, which was increased to 178.1 average MW by MME Ordinance No. 213  of July 14, 2017. Of this total, 125 average MW are committed under a 30-year contract, at a price of R$103.40/MWh, as of July 1, 2010 (adjusted annually for the variation of the IPCA rate). The remaining 53.1 average MW not sold under this agreement have not yet been contracted and are available for sale to large consumers in the free market. For more information, see Note 18.4 to our audited consolidated financial statements.

Baixo Iguaçu. In June 2013, we acquired a 30.0% equity interest in the Baixo Iguaçu HPP through a consortium, with no premium payment. Baixo Iguaçu is the last large energy project planned for the main Iguaçu River and will be located around 30 km downstream from Governador José Richa HPP - the Salto Caxias Hydroelectric Power Plant, which is 100.0% owned by Copel. The Baixo Iguaçu facility will have an installed capacity of 350.2 MW and will be located in the municipalities of Capanema, Capitão Leonidas Marques, Planalto, Realeza and Nova Prata do Iguaçu. Of the facility’s assured energy of 171.3 average MW (established by Ordinance MME No. 11, on January 18, 2017), 121 average MW are committed under a 30-year contract to distributors at a price of R$98.98/MWh, as of July 1, 2008 (adjusted annually in accordance with the IPCA inflation index), with supply starting in February 2019. The remaining 50.3 average MW power not sold under this contract has yet to be contracted for and is still available for sale to large customers in the free market.

The construction of this facility began in 2013 and its commercial operation (initially expected for 2016) was delayed after its environmental installation license was suspended in June 2014 due to judicial disputes. The 4th Regional Federal Court of Appeals determined the suspension of the construction, which had not been approved yet by ICMBio, the environmental agency responsible for the management of Iguaçu National Park (Parque Nacional do Iguaçu) (the natural reserve is located 500 meters from the plant).

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

The civil works and electromechanical assembly in the powerhouse allowed the installation and positioning of important parts of the turbine-generator set, from the first generating unit, in the months of October and November of 2017. In December 2018, the reservoir of Baixo Iguaçu HPP was filled up for operational tests.

The commercial operations of generation units 1, 2 and 3 of Baixo Iguaçu’s began in February 2019, Feburary 2019 and April 2019, respectively.

Bela Vista. In August 2018, we participated in the A-6 auction as a member of the Consórcio Bela Vista Geração and sold 14.7 MW of the SHP Bela Vista, at a price of R$195.70 / MWh. With an estimated investment of R$200.0 million, the Bela Vista SHP has 29 MW of installed capacity and 16.6 MW of assured power and will be built in the Chopim river, in the São João and Verê Municipalities, located in the southwest of the State of Paraná. The energy sales agreement will be in force as of January 1, 2024, for a 30-year term and will be subject to an annual readjustment by the IPCA. The construction of this facility is scheduled to start in the first semester of 2019.

Wind Farm Projects

                The following table sets forth information regarding our wind farm projects, all of which currently refer to the Cutia wind farm (Cutia Empreendimentos Eólicos). We currently hold 100% equity interest in the Cutia wind farm, composed of the Cutia and Bento Miguel Complexes, totaling 312.9 MW of installed capacity. All the energy produced by these wind farms was sold to energy concessionaires through contracts subject to a 20-year term. As of March 31, 2019,  95% of the 149 wind turbines in the Cutia wind farm were in operation (127 of which were in commercial operation and 16 of which were subject to tests), and the remaining 6 wind turbines were expected to enter into operation on staggered form. Once these parks start operating wih total installed capacity, our Cutia wind farm business will be in full commercial operation. For additional information see: “Item 4. Information on the Company – Business - Generation – Wind Farm Generation Facilities.”

Wind Farm	Installed capacity	Estimated Assured Power (1)	Budgeted completion cost	Beginning of commercial operation	Our ownership	Concession expires
	(MW)	(Average MW)	(R$ million)		(%)
Cutia	312.9	130.1	2,003.8	-	100.0
GE Jangada(1)	27.3	10.3	-	December, 2018	-	January, 2042
GE Maria Helena(2)	27.3	12.0	-	December, 2018	-	January, 2042
Paraíso dos Ventos do Nordeste	27.3	10.6	-	January, 2019	-	May, 2050
Potiguar(3)	27.3	11.5	-	December, 2018	-	May, 2050
São Bento do Norte I	23.1	10.1	-	January, 2019	-	August, 2050
São Bento do Norte II	23.1	10.8	-	January, 2019	-	August, 2050
São Bento do Norte III(4)	23.1	10.2	-	April, 2019	-	August, 2050
São Miguel I	21.0	9.3	-	February, 2019	-	August, 2050
São Miguel II	21.0	9.1	-	February, 2019	-	August, 2050
São Miguel III	21.0	9.2	-	February, 2019	-	August, 2050

(1) The commercial operations of the Jangada park began in December 2018 with 85% of its installed capacity.

(2) The commercial operations of the Maria Helena park began in December 2018 with 54% of its installed capacity.

(3) The commercial operations of the Potiguar park began in December 2018 with 77% of its installed capacity.

(4) The assured power of São Bento Norte III  was adjusted pursuant to Aneel Dispatch No. 1,387/2018 dated as of June 25, 2018.

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

Proposed Projects(1)	Estimated Installed Capacity	Estimated Assured Energy	Our Ownership
	(MW)	(GWh/yr)	(%)
HPP São Jerônimo	331.0	1,560.2	41.2
WPP Complexo Jandaíra	99.0	428.2	100.0
WPP Complexo Alto Oriente	60.0	247.5	100.0
HPP Salto Grande	47.0	235.8	99.9
SHP Dois Saltos	30.0	133.4	30.0
SHP Bela Vista	29.0	145.8	99.9
SHP Salto Alemã	29.0	173.8	19.0
TOTAL	625.0	2,924.7	-

(1)   Do not include other proposed projects of Copel whose technical, economic, social, environmental and land-related feasibility is still under analysis.

Copel is also a member of Consortium Geração Luz Paranaense - CGLP, which was granted with exploration rights related to the following projects: (i) SHP Foz do Curucaca, (ii) SHP Salto Alemã, (iii) SHP Alto Chopim and (iv) SHP Rancho Grande. After obtaining the applicable authorization from ANEEL and evaluating the hydraulic potential of each project, the consortium decided to carry out the studies only with respect to SHP Salto Alemã and SHP Foz do Curucaca and to return the exploration rights for SHP Alto Chopim and SHP Rancho Grande projects to ANEEL. The basic design of SHP Salto Alemã had already been approved by ANEEL in 2017 and the environmental studies related to this project were registered in the competent entity for analysis in October 2018. In December 2018, the basic design of SHP Foz do Curucaca was submitted to ANEEL approval.

From November 1999 to August 2018, Copel Geração e Transmissão S.A. held a minority stake in Foz do Chopim Energética Ltda., which was controlled by SILEA Participações Ltda. and held exploration rights over SHP Bela Vista and HPP Salto Grande. In October 2017, SILEA Participações Ltda. presented to Copel Geração e Transmissão S.A. an offer to sell its rights in SHP Bela Vista and HPP Salto Grande. In March 2018, SILEA Participações Ltda. also offered to sale its rights in SHP Bela Vista and HPP Salto Grande pursuant to Copel´s Public Call No. 04/2018 (Acquisition of Transmission and Generation Assets that are in the design, construction or commercial operation phase). During 2018, several studies were carried out to assess whether SHP Bela Vista would be competitive in the energy auction no. 03/2018. In August 2018, Copel Geração e Transmissão S.A. and SILEA Participações Ltda. entered into a purchase agreement pursuant to which  Copel Geração e Transmissão S.A. agreed to purchase both SHP Bela Vista and HPP Salto. As a condition precedent to closing of such transaction, SHP Bela Vista would have to win the auction for commercialization of energy, what actually occurred on August 31, 2018. The construction of SHP Bela Vista is planned to begin in the first semester of 2019.

Since 2017, Santa Clara Indústria de Pasta e Papel Ltda. (“Santa Clara”) had demonstrated that it had no interest in mantaining the partnership with COPEL in Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (“Dois Saltos”), a company that owns the rights to exploit SHP Dois Saltos. In October 2017, Santa Clara made an offer for the entire stake held by COPEL in Dois Saltos. After engaging an independent consulting firm in January 2018 and determining the fair value of its stake in Dois Saltos, COPEL presented to Santa Clara its terms for reaching an agreement. In October 2018, Santa Clara adjusted its proposal, based on the conditions and price requested by COPEL. This proposal was accepted by the Board of Directors of COPEL in November 2018, and a share purchase agreement was signed by the parties in December 2018. The closing of this transaction, however, is expected to occur in June 2019.

In 2019, we plan to bid for concessions to construct and operate new hydroelectric power plants in power auctions in the regulated market for new generation projects. We are studying the feasibility of our participation in the hydroelectric, wind farms and solar photovoltaic projects planned to be listed in the auctions of 2019, or sell the energy in the unregulated electricity market (free market). We will also conduct studies of new hydroelectric power plants. For instance, we have partnered with BE - Empresa de Estudos Energéticos S.A., Minas PCH S.A.and SILEA Participações Ltda.to develop studies in the lower region of the Chopim River, which may lead to the development of another four (4) hydroelectric projects.We are also conducting studies related to future government auctions for wind farms, solar photovoltaic and hydropower plants, small hydroelectric plants and thermoelectric power plants in which we may eventually participate. Other renewable energy projects under study or development include the use of municipal solid waste in power generation, and thermosolar energy. For instance, since 2017, Copel has conducted solarimetric measurements in two solarimetric stations located in areas leased by Copel Brisa Potiguar. The development of solar energy projects in such areas is still under analysis and the corresponding studies are expected to be concluded as to be able to submit such projects to energy auctions in 2019.

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

The following table sets forth certain information concerning our transmission and distribution grids on the dates presented.

	As of December 31,
	2018	2017	2016	2015	2014
Transmission lines (km):
230 kV and 500 kV	3,206.8	2,691. 8	2,514.0	2,398.8	2,197.3
138 kV	7.2	7.2	7.2	7.2	7.2
69 kV(1)	-	-	-	-	-
Distribution lines (km):
230 kV(2)	-	-	165.5	129.6	123.5
138 kV	6,264.8	5,935.0	5,970.3	5,866.6	5,153.5
69 kV	751.2	866.4	695.4	695.3	727.2
34.5 kV	85,172.4	84,639.2	84,071.3	83,347.4	82,232.5
13.8 kV	106,172.4	105,510.6	104,556.0	103,488.2	101,688.7
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV)(3)	22,825.1	22,849.3	22,535.4	21,727.2	21,649.7
Generation (step up) substations	6,355.0	6,335.0	6,335.0	6,312.4	6,312.4
Distribution substations (34.5 kV)	1,502.3	1,537.9	1,488.5	1,517.2	1,545.0
Distribution transformers	13,404.6	12,956.9	12,548.2	12,032.7	11,278.2
Total energy losses(4) (5)	8.3%	7.8%	8.1%	7.8%	8.1%

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

Currently, we carry out the operation and maintenance of 3,214 km of transmission lines, thirty-seven (37) substations in the State of Paraná and two (2) substation in the State of São Paulo. In addition, we have partnerships with other companies to operate 3,401 km of transmission lines and six (6) substations through special purpose companies (SPCs).

The table below sets forth information regarding our transmission assets in operation:

Subsidiary / SPC	Transmission Lines	TL Extension (km)	Number of Substations	Concession Expiration Date	Our Ownership	APR ¹ (R$ million)
COPEL GeT	Main Transmission Concession(1)	2,024	33	December, 2042	100.0%	473.9
COPEL GeT	TL Bateias - Jaguariaiva	137	-	August, 2031	100.0%	18.3
COPEL GeT	TL Bateias - Pilarzinho	32	-	March, 2038	100.0%	1.0
COPEL GeT	TL Foz - Cascavel Oeste	116	-	November, 2039	100.0%	10.9
COPEL GeT	Cerquilho III Substation	-	1	October, 2040	100.0%	4.5
COPEL GeT	TL Londrina – Figueira Foz do Chopim – Salto Osório	102	-	August, 2042	100.0%	5.5
COPEL GeT	TL Assis – Paraguaçu Paulista Paraguaçu Paulista II Substation	83	1	February, 2043	100.0%	7.6
COPEL GeT	Curitiba Norte Substation TL Bateias – Curitiba Norte	31	1	January, 2044	100.0%	8.3
COPEL GeT	Realeza Sul Substation TL Foz do Chopim- Realeza Sul	52	1	September, 2044	100.0%	7.2
COPEL GeT	TL Assis – Londrina	122	-	September, 2044	100.0%	18.9
COPEL GeT	TL Araraquara II – Taubaté	334	-	October, 2040	100.0%	30.0
Costa Oeste (Copel GeT – 100%)(2)	LT Cascavel Oeste - Umuarama Sul SE Umuarama Sul	152	1	January, 2042	100%	9.1
Marumbi (Copel GeT – 100%)(2)	LT Curitiba – Curitiba Leste	29	1	May, 2042	100%	18.1
Subtotal Copel GeT		3,214	39			613.3
Caiuá Transmissora	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	136	2	May, 2042	49.0%(3)	9.5
Integração Maranhense	LT Açailandia-Miranda II	365	-	May, 2042	49.0%(3)	15.2
Matrinchã	TL Paranaíta - Ribeirãozinho	1,005	3	May, 2042	49.0%(3)	92.8
Guaraciaba	TL Ribeirãozinho - Marimbondo	600	1	May, 2042	49.0%(3)	48.7
Paranaíba	TL Barreiras II - Pirapora II	953	-	May, 2043	24.5%(3)	30.1
Cantareira	TL Estreito – Fernão Dias	342	-	September, 2044	49.0%(3)	47.6
Subtotal SPCs		3,401	6			243.9
Total		6,615	45			857.2

(1)Our main transmission concessions encompasses several transmission lines.
(2) On August 30, 2018, Copel GeT entered into an exchange agreement with Eletrosul for the exchange of shares issued by Costa Oeste Transmissora de Energia S.A. (51% Copel GeT and 49% Eletrosul), Marumbi Transmissora de Energia S.A. (80% Copel GeT and 20% Eletrosul) and Transmissora Sul Brasileira de Energia S.A. (20% Copel GeT and 80% Eletrosul). Pursuant to this agreement, Copel GeT now holds 100% interest in the Costa Oeste and Marumbi projects, while Eletrosul now holds a 100% stake in Transmissora Sul Brasileira.
(3) Refers to the equity interest held by Copel Geração e Transmissão.

Expansion and Maintenance of Transmission Facilities

The construction of new transmission facilities of 230 kV and higher must be awarded in a bidding process or otherwise authorized by ANEEL. We are permitted by ANEEL to make minor improvements to some of the existing 230 kV and 500 kV facilities.

In November 2013, SPC Mata de Santa Genebra Transmissora, a strategic partnership between Copel (50.1%) and Furnas (49.9%), won the right to build and operate 847 km of transmission lines and three substations in the States of Paraná and São Paulo. On February 25, 2019, all the stages planned for the test run period of the Santa Bárbara d’Oeste substation (300MVar/-300MVar static compensator), belonging to the SPE Mata de Santa Genebra, were concluded, allowing the operation of this substation under the commercial operation regime. The Annual Permitted Revenue (APR) related to the Santa Bárbara d’Oeste substation is R$10.8 million. The project’s total expected APR is R$233.8 million, of which R$117.1 million related to COPEL's stake, and full receipt is subject to the startup of the other stages of the project.  These transmission lines are scheduled to be in full operation in August 2019.

In November 2015, Copel GeT won ANEEL’s public auction No. 005/2015 for the construction and operation of 230 km of transmission lines in the States of Paraná and Santa Catarina, and three (3) substations in the State of Paraná, with a total capacity of 900 MVA. With an APR of R$108.6 million, the corresponding concession agreement was signed in April 2016, and these transmission lines are scheduled to become operational partly in September 2019 and partly in March 2021.

The table below summarizes information regarding our transmission assets currently under construction:

Subsidiary / SPC	Transmission Lines	State	Km	Number of Substations	Our Ownership	Beginning of Operation (expected)
COPEL GeT	TL Curitiba Leste-Blumenau TL Baixo Iguaçu-Realeza	PR/SC	189	3	100.0%	April, 2021
Subtotal Copel GeT			189	3
Mata de Santa Genebra	TL Araraquara II - Bateias	SP / PR	885	1	50.1%	August, 2019
Subtotal SPC			885	1
Total			1,074	4

In September 2018, Copel GeT acquired Lot J of the Eletrobras Auction No. 01/2018 for R$105 million. This lot corresponded to 75% of Uirapuru Transmissora de Energia S.A. (“Uirapuru”), a special purpose company that is already under commercial operation and has an APR of R$32.4 million. The project developed by this entity corresponds to the transmission line LT Ivaiporã – Londrina, a 120 Km transmission line that crosses ten different cities in the Brazilian State of Paraná (Manoel Ribas, Ariranha do Ivaí, Ivaiporã, Grandes Rios, Cruzmaltina, Faxinal, Marilândia do Sul, Califórnia, Apucarana e Londrina), next to other projects developed by Copel GeT. As a result of this physical proximity, we expect to benefit from the synergy in connection with the use of operating and maintaince resources within the different projects developed by Copel GeT and we believe that this may also reduce our operational costs.

The rules governing Eletrobras Auction No. 01/2018 entitled the existing shareholders of Uirapuru with a right of first refusal and a tag along right. As a consequence, as a shareholder of that company, Fundação Eletrosul de Previdência e Assistência Social – ELOS, had the right to purchase the stake subject to the auction under the same conditions offered by Copel GeT or could exercise a tag along right and sell its own stake (equivalent to the remaining 25% of Uirapuru) to the auction winner. In October 2018, ELOS exercised its tag along right, and in April 2019, the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or CADE) approved the transaction. The closing of this transaction, comprising the acquisition of the entire 100% stake in Uirapuru, is expected to occur in the first semester of 2019, after the consent of the ANEEL is obtained.

Distribution

Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 138 kV assets. Higher voltage electricity is supplied to bigger industrial and commercial customers and lower voltage electricity is supplied to residential, small industrial, and commercial customers in addition to other customers. As of December 31, 2018, we provided electricity in a geographic area encompassing approximately 97% of the State of Paraná and served 4.6 million customers.

Our distribution grid includes 198,373.6 km of distribution lines, 434,439 distribution transformers and 225 distribution substations of 34.5 kV, 35 substations of 69 kV and 109 substations of 138 kV. During 2018, 77,311 new captive customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas with large concentration of trees in the vicinity of the distribution grid.

We have seven (7) captive customers that are directly supplied with energy at a high voltage (69 kV and above) through connections to our distribution lines. These customers accounted for approximately 1.1% of the total volume of electricity sold by Copel in 2018.

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

Our total energy distribution losses (including transmission system, technical and commercial losses) totaled 9.7% of the total energy amount available in 2018, being (i) 1.4% related to losses in the basic network, (ii) 5.9% of technical losses and (iii) 2.4% of non-technical losses.

ANEEL grants the transfer of all energy losses to the final consumers when the real losses are less than regulatory losses. The calculation is made within the regulatory period, that is different from a civil year, and thereby we will know the result just in the next tariff adjustment, in June 2019. But our simulation indicates that in the civil year, from January until December 2018, we will have all losses transferred to the final consumers.

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

Quality of supply indicator	2018	2017	2016	2015	2014
DEC – Duration of outages per customer per year (in hours)	10h19min	10h28min	10h49min	13h40min	14h01min
FEC – Frequency of outages per customer per year (number of outages)	6.22	6.83	7.23	8.33	9.08

We comply with the quality indicators defined by ANEEL for 2018, which penalizes power outages in excess of an average number of hours per customer, in each case calculated on an annual basis. These limits vary depending on the geographic region, and the average limit established by ANEEL for our distribution company was 11 hours and 14 minutes of outages per customer per year, and a total of 8.24 outages per customer per year. Failure to comply with these predetermined standards with a Final Customer results in a reduction of the amount we can charge such Final Customer in future periods.

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

Source	2018	2017	2016
Itaipu
Volume (GWh)	5,726	5,934	5,958
Cost (R$ millions)	1,272.2	1,118.0	1,089.9
Average tariff (R$/MWh)	222.18	188.41	182.91
Angra
Volume (GWh)	1,009	1,023	1,026
Cost (R$ millions)	250.3	231.7	227.0
Average tariff (R$/MWh)	248.07	226.49	221.25
CCGF
Volume (GWh)	6,520	7,271	7,553
Cost (R$ millions)	593.0	447.5	499.9
Average tariff (R$/MWh)	90.95	61.55	66.19
Auctions in the regulated market
Volume (GWh)(1)	10,783	9,860	13,387
Cost (R$ millions)(2)	2,080.8	2,014.8	2,493.6
Average tariff (R$/MWh)	192.97	204.34	186.27

(1) These numbers do not include assignments related to MCSD-EN.

(2) These numbers do not include short-term energy purchased through the CCEE.

Itaipu

We purchased 5,726 GWh of electricity from Itaipu in 2018, which constituted 11.7% of our total available electricity in 2018 and 22.2% of Copel Distribuição’s total available electricity in 2018. Our purchases represented approximately 7.1% of Itaipu’s total production. Distribution companies operating under concessions in the midwest, south and southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars, and have been set for 2019 at US$27.71 per kW per month.

In 2018, we paid an average tariff of R$227.03/MWh for energy from Itaipu, compared to R$188.41/MWh in 2017. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

ANGRA

Because Eletronuclear renewed the generation concession of Angra under the 2013 Concession Renewal Law, the energy generated by Angra is no longer sold in auctions in the regulated market. Rather, under the 2013 Concession Renewal Law, this energy is sold to distributors in accordance with the quota system established by said law. For more information, see “Item 4. Information on the Company - The Brazilian Electric Power Industry”. As a result, Copel Distribuição was legally required to purchase 1,009 GWh from Angra in 2018, 1,023 GWh in 2017 and 1,026 GWh in 2016.

Assured Power Quota Contract – CCGF

Under the 2013 Concession Renewal Law, certain generation concessionaires renewed their concession contracts, and therefore these concessionaires no longer sell the energy produced by these generation facilities at auctions in the regulated market. Rather, this energy is sold to distribution companies in accordance with the quota system established by the 2013 Concession Renewal Law. For more information, see “Item 4. Information on the Company - The Brazilian Electric Power Industry”. Copel Distribuição is obligated to purchase energy from these generation concessionaires that have renewed generation concessions under this quota system. Copel Distribução was legally required to purchase 6,520 GWh in CCGF contracts in 2018, 7,271 GWh in CCGF contracts in 2017 and 7,553 GWh in 2016.

Auctions in the Regulated Market

In 2018, we purchased 10,783 GWh of thermoelectric and hydroelectric energy through auctions in the regulated market. This energy represents 39% of the total electricity we purchased. For more information on the regulated market and the free market, see “Item 4. Information on the Company - The Brazilian Electric Power Industry - The New Industry Model Law”.

Sales to Final Customers

During 2018, we supplied approximately 98.6% of the energy distributed directly to  Captive Customers in the State of Paraná. Our concession area includes 4.6 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, located south of the State of Paraná. We also sold energy to a total of three hundred, forty-five (345) Free Customers. During 2018, the total power consumption of our Captive Customers and Free Customers was 25,627 GWh, a 5.1% increase as compared to 24,374 GWh during 2017. The following table sets forth information regarding our volumes of energy sold to different categories of purchasers for the periods indicated.

	Year ended December 31,
Categories of purchaser	2018	2017	2016	2015	2014
	(GWh)
Industrial customers	8,641	7,689	9,574	10,823	10,841
Residential	7,238	7,126	6,932	6,957	7,267
Commercial	4,979	4,847	5,061	5,542	5,482
Rural	2,288	2,257	2,180	2,256	2,252
Other(1)	2,481	2,455	2,404	2,371	2,382
Total(2)	25,627	24,374	26,151	27,949	28,224

(1) Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.

(2) Total GWh does not include our energy losses.

The following table sets forth the number of our Final Customers in each category as of December 31, 2018.

Category	Number of Final Customers
Industrial	73,350
Residential	3,754,598
Commercial	400,266
Rural	352,074
Other(1)	57,853
Total	4,637,804

 (1) Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.

Industrial and commercial customers accounted for approximately 33.4% and 18.6%, respectively, of our total net revenues from sales to Final Customers during 2018. In 2018, 28.8% of our total net revenues from energy sales were from sales to residential customers.

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

The following table sets forth the average tariffs for each category of final customer in effect in 2018, 2017 and 2016.

Tariffs	2018	2017	2016
	(R$/MWh)
Industrial	767.87	389.04	398.35
Residential	505.08	425.26	459.35
Commercial	527.31	419.27	439.47
Rural	345.80	286.96	302.47
Other customers	375.99	311.37	331.85
All Final Customers	514.94	387.90	410.08

Low-income Residential Customers. Under Brazilian law, we are required to provide low level rates to certain low-income residential customers (“Low-income Residential Customers”). In December 2018, we served approximately 273,131 low-income residential customers. For servicing these customers, in 2018 we received an approximately R$73.4 million grant from the Brazilian Federal Government, which was approved by ANEEL.

The following table sets forth the current minimum discount rates approved by ANEEL for each category of Low-income Residential Customer.

Consumption	Discount from base tariff
Up to 30 kWh per month	65%
From 31 to 100 kWh per month	40%
From 101 to 220 kWh per month	10%

Special Customers. A customer of our distribution business that consumes at least 500 kW (a “Special Customer”) may choose its energy supplier if that supplier derives its energy from alternative sources, such as small hydroelectric plants, wind plants or biomass plants. A Special Customer that chooses to purchase energy from a supplier other than Copel Geração e Transmissão continues to use our distribution grid and pay our distribution tariff. However, as an incentive for Special Customers to purchase from alternative sources, we are required to reduce the tariff paid by Special Customers by 50%. This discount is subsidized by the Brazilian federal government, and therefore does not impact the revenues of our distribution business.

Transmission Tariffs. A transmission concessionaire is entitled to annual revenues based on the transmission network it owns and operates. These revenues are annually readjusted according to criteria stipulated in the concession contract. We are directly a party to twelve (12) transmission concession contracts, eleven (11) of which are in the operational stage and one (1) of which refers to a transmission line that is still under construction. Not all of the transmission concession contracts employ the same revenue model. 2.4% of our transmission revenues are updated on an annual basis by the IGP-M and the other 97.6% are subject to the tariff review process.

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

Of all our transmission concessions in operational stage, our main transmission concession (which involves our main transmission facilities) accounted for about 80.2% of our gross transmission revenues in 2018.

In addition, we have ten (10) concession agreements for transmission lines and substations in operation, which correspond to an aggregate of 19.8% of our transmission revenues. The amount of revenues we are entitled to receive pursuant to one of these contracts is updated on an annual basis by the IGP-M and is not subject to the tariff review process, but, pursuant to the terms set forth in this agreement, our revenues were reduced by 50% starting in June 2018. Other nine (9) agreements revenues are subject to the tariff review process and adjustments by the IPCA.

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

On May 9, 2017, ANEEL approved the result of the inspection of the appraisal report of the transmission assets existing on May 31, 2000 (Existing Basic Network System - RBSE and Other Transmission Facilities - RPC) related to our main transmission concession agreement. The Agency recognized the amount of R$667.6 million as the net value of the assets for the purposes of indemnification as of December 31, 2012. As of December 31, 2017, the net value of those assets for the purposes of indemnification amounted to R$1,418.4 million.

On June 27, 2017, ANEEL approved the Annual Permitted Revenue (Receita Anual Permitida, or APR) of the transmission assets of Copel GeT for the 2017/2018 cycle, including the commencement of receipt of the RBSE indemnification of our main transmission concession agreement.

In 2017, (i) our main transmission concession agreement was adjusted by the IPCA and by the portion related the commencement of receipt of the RBSE indemnification (average increase of 151.3%) (ii) one of our transmission concession agreements was adjusted by the IPCA and improvements to the system were approved by ANEEL (average increase of 3.7%), (iii) six transmission concession agreements were adjusted by the IPCA (3.6%), (iv) one transmission concession agreement was adjusted by the IGP-M (1.6%), and (v) one transmission agreement became operational in August 2017, adding R$18.9 million of annual permitted revenues. As a result, the annual permitted revenues for the 2017/2018 cycle for our transmission assets reflected an increase of 121.2% over our annual permitted revenues for the 2016/2017 cycle.

In June 2018, ANEEL approved the APR for the 2018/2019 cycle, considering (i) an adjustment of relevant amounts by the IGP-M and IPCA indexes, and (ii) the expansion of our transmission system with strengthening works and revenues from other works classified as improvement measures.

Compared to our total APR for the 2017/2018 cycle, the APR of our main concession for the 2018/2019 cycle was reduced by 8.1%, as a result of the correction of a prior calculation made by ANEEL, which take into account certain financial and economic portions of unamortized and unrepaired assets related to the RBSE when determining the assets of the Regulatory Remuneration Base in the prior cycle.

The APR of concession No. 075/2001 was reduced by approximately 30.5%, as a result of a 50% reduction of the APR starting at the 16th anniversary of commercial operation, which will occur during the 2018/2019 cycle. Two of our concession agreements (022/2012 and 002/2013) were subject to a periodic review, which resulted in a lower APR in connection with increasing revenues related to strengthening works.

The table as follows shows our APR (R$ million) for the last four cycles of transmission lines over which we hold a 100% ownership:

Contract	Transmission Line / Substation	Jul. 2018 Jun. 2019	Jul. 2017 Jun. 2018	Jul.2016 Jun.2017	Jul.2015 Jun.2016
				APR (R$ million)
060/2001	Main Transmission Concession(1)	450.4	482.7	192.1	174.9
075/2001	Bateias – Jaguariaiva	13.5	19.4	19.1	17.2
006/2008	Bateias – Pilarzinho	1.1	1.0	1.0	0.9
027/2009	Foz do Iguaçu - Cascavel Oeste	11.9	11.6	11.2	10.2
015/2010	Cerquilho III	4.8	4.7	4.5	4.6
022/2012	Foz do Chopim – Salto Osório	5.8	5.8	5.6	5.1
002/2013	Assis-Paraguaçu Paulista II SE Paraguaçu Paulista II	7.9	7.7	7.7	7.0
005/2014	Bateias – Curitiba Norte	9.5	8.7	8.4	-
021/2014	Foz do Chopim - Realeza(2)	7.5	7.3	7.1	-
022/2014	Assis – Londrina(3)	19.5	18.9	-	-
010/2010	Araraquara 2 – Taubaté(4)	30.0	-	-	-
Total		561.9	567.8	256.7	219.9

(1) Our main transmission concessions encompasse several transmission lines.

(2) This transmission line became operational in January 2017.

(3) This transmission line became operational in August 2017.

(4) This transmission line became operational in July 2018.

Other Businesses

Telecommunications

Copel Telecomunicações S.A. Pursuant to an authorization from the Brazilian National Telecommunication Agency, Agência Nacional de Telecomunicações (“ANATEL”), we provide telecommunication services within the States of Paraná and Santa Catarina. We have been offering these services since August 1998 through the use of our fiber optics network (totaling 34.2 thousand km of fiber optic cables by the end of 2018). In addition we have been involved in an educational project aimed at providing broadband internet access to public elementary and middle schools in the State of Paraná.

COPEL currently serves 399 municipalities in the State of Paraná. All of these municipalities are connected to COPEL’s optical backbone.

In addition to the high transmission capacity in its backbone, Copel Telecom serves 85 municipalities in the State of Paraná, with GPON (Gigabit-Capable Passive Optical Networks) access technology, providing several network services with symmetry rates, in different types of FTTx services.

We provide services to most of the major Brazilian telecommunication companies that operate in the State of Paraná. In total, we have corporate clients that include supermarkets, universities, banks, internet service providers and television networks in addition to retail clients. We also provide a number of different telecommunication services to our subsidiaries.

On April 17, 2019, Copel's Board of Directors resolved, unanimously, that we should continue to analyze alternatives for a potential transfer of control of Copel Telecomunicações S.A.

Sercomtel. We own 45% of the stock of Sercomtel Telecomunicações S.A. ("Sercomtel"). Sercomtel holds a concession to provide fixed telephony services and an authorization to provide mobile services in the municipalities of Londrina and Tamarana, located in the State of Paraná. In addition, Sercomtel has two (2) other authorizations from ANATEL that allow it to provide fixed telephony and broadband internet services in all other municipalities of the State of Paraná. Currently, Sercomtel operates with its own network in fifteen (15) municipalities of the State of Paraná, providing voice services and fixed broadband. Pursuant to a commercial agreement between COPEL and Sercomtel in force since March 2012, Sercomtel has been providing voice services over COPEL's network in one hundred and eighty three (183) cities within the State of Paraná, including Curitiba.

As of December 31, 2018, Sercomtel provided a total of 249,568 accesses in fixed telephone services, 62,185 mobile accesses and 109,011 fixed broadband accesses in operation.

In addition to the telecommunications business, Sercomtel currently holds 100% of the capital stock of three subsidiaries: (i) Sercomtel Participações, a company whose purpose is to provide added value services, design, deploy and maintain internet service providers, operate a service center for users of telecommunications services, offer integrated IT solutions, among others (ii) Sercomtel Contact Center, a company whose purpose is to operate call centers, develop and implement CRM - Customer Relation Management projects, provide customer service and relationship services, among others, and (iii) Sercomtel Iluminação, that provides maintenance services in public lighting in the city of Londrina, State of Paraná.

Sercomtel has had losses in previous years and is facing financial difficulties for carrying out its operations, so it may need additional financial contributions from its shareholders.

In September 2017, pursuant to the Decision (Acórdão) no. 366, ANATEL determined that Sercomtel was not in compliance with certain financial indicators set forth by the agency in connection with the concessions granted to Sercomtel and required for the company's operations to continue. As a consequence of this determination, ANATEL brought an administrative proceeding against Sercomtel to assess whether the concession and the authorizations granted to this company should be terminated. In March 2019, ANATEL decided to suspend the above mentioned proceeding for a 120-day period, so that Sercomtel could present to the agency alternative plans for meeting the relevant regulatory indicators. The process for determining whether the concession and authorizations granted to Sercomtel should be terminated is carried out by ANATEL and will be resumed once the suspension period elapses.

In view of the accumulated losses and uncertainties regarding its operational feasibility, we carried out in 2013 the write-off of this investment in its financial statements.

Gas

Gas Distribution

We are engaged in the distribution of natural gas through Companhia Paranaense de Gás (“Compagas”), the company that holds the exclusive rights to supply piped gas in the State of Paraná. Compagas operates the gas distribution grid in the State of Paraná under a concession agreement with a term of 30 years, with expiry on July 6, 2024. Such date has always been announced and considered for assessment of the balances of the prior-year financial statements. The concession agreement may be extended for an equal 30-year period upon request of the concessionaire.

On December 7, 2017, however, the State of Paraná published Supplementary Law 205, introducing a new interpretation of the expiry of the concession, which should have occured on January 20, 2019. Notwithstanding the new expiration date provided by the state law, this concession has not been subject to neither an extension nor a new bidding process. Pursuant to applicable law, Compagas, as the current concessionaire, may continue to operate the concession until a new concessionaire is appointed.

In addition, the management of Compagas, we and other shareholders are challenging the effects of the aforesaid law, understanding that it conflicts with the provisions of the concession agreement currently in force. Compagas filed a lawsuit challenging the anticipating of the expiration date of such concession and was granted with a provisional remedy on October 30, 2018. A final decision on this lawsuit is still pending. However, such discussion has not yet been concluded and that law continues in force, and the effects of such law on our financial statements for 2018 had to be taken into consideration. For more information, see Note 2.1.1 to our audited financial statements for December 31, 2018.

Management will continue to make its best efforts to protect the Company interests, aiming to appropriately settle the impacts of the new interpretation given by the concession grantor and find alternatives necessary to maintain the concession in a sustainable manner. For more information see Note 2.1.1 to our audited consolidated financial statements.

Compagas covered 824 kilometers in 2018, an increase of 1.5% compared to 812 kilometers covered in 2017. Compagas’s net revenues were R$588.5 million, an increase of 14.1%, compared to 2017 (R$515.6 million), and its net income was R$59.6 million, an decrease of R$54.4 million or 47.7% compared to 2017. Compagas’ customers include industries, gas stations, other businesses and residences and Araucária Thermoelectric plan. Compagas is focusing its business strategy on increasing the volume of gas it distributes to customers by marketing the benefits of substituting oil and other fuels by gas as a mean of achieving greater energy efficiency. Compagas’ customer base increased 11.6%, to 43,943 customers in 2018 from 39,377 in 2017.

Compagas registered an increase of 2.9% in the average daily volume of natural gas distributed to Final Customers, to 1,190,302 cubic meters per day in 2018 (not including the volume of gas supplied to Araucária Thermoelectric plant) compared to 1,156,657 cubic meters per day in 2017 (not including the volume of gas supplied to Araucária Thermoelectric plant). In addition, Compagas makes its distribution grid available to transport natural gas to Araucária TPP. Petrobras delivered 42 million cubic meters of gas to Araucária TPP in 2017, but did not deliver any gas to Araucária TPP in 2018.

As of December 31, 2018, we owned a controlling stake (51%) of the capital stock of Compagas and consolidated this equity interest in our financial statements. The minority shareholders of Compagas are Petrobras and Mitsui Gás, each of which owns 24.5% of the capital stock of Compagas.

Gas Exploration

In the 12th bidding round of ANP (Agência Nacional do Petróleo), held at the end of 2013, the consortium formed by us (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%), the latter acting as operating company, won the right to explore, research, develop and produce oil and natural gas in four blocks located in the central southern region of the State of Paraná, in a 11,327 km² area. The minimum investment in the first phase of the research is approximately R$78.1 million for a 4-year term. We and our partners have signed the concession contracts for 2 blocks in May 2014. However, because of a public civil action, the first phase of exploration for these two blocks was halted and the signing of the other two concession contracts was prohibited. On June 7th, 2017, a court decision held that all the bidding round and the agreements related thereto should be deemed null and void. Moreover, the Government of the State of Paraná enacted Law No. 18,947 (December 22, 2016), suspending for ten years the exploration of shale gas through the drilling / fracking method. The suspension is intended to prevent environmental damage.

As a result of the above-mentioned events, our consortium requested ANP to release it from its contractual obligations, with no liabilities and with reimbursement of the signing bonuses, reimbursement of all costs incurred in connection with guarantees and release of such guarantees for the four blocks. Even though this request was submitted to ANP on September 6th, 2017, it is still subject to analysis.  All the activities for the four blocks were interrupted due to the suspension of the effects of the12th bidding round of ANP because of an injunction granted in connection with the above mentioned public civil action, which awaits a decision from the Federal Court of Appeals of the 4th Region. For this reason, in October 2018, the consortium approved the establishment of an institutional arbitration procedure with the ANP for the four blocks awarded in the 12th bidding round of ANP, asking for the refund of the contributions made.

CONCESSIONS

We operate under concessions granted by the Brazilian government for our generation, transmission and distribution businesses. Under Brazilian law, concessions are subject to competitive bidding processes at the end of their respective terms.

2013 Concession Renewal Law

Until 2013, the Brazilian rules governing generation concessions gave concessionaires the right to renew for an additional 20 years concession contracts that were entered into prior to December 11, 2003. For transmission and distribution concessions granted after 1995, concessionaires had the right to renew these contracts for an additional 30-year period.

On September 11, 2012, the Brazilian federal government enacted the Provisional Measure No. 579, subsequently converted into the 2013 Concession Renewal Law, which significantly changed the conditions under which concessionaires are able to renew concession contracts. Under the 2013 Concession Renewal Law, generation, transmission and distribution concessionaires may renew the concessions that were in effect as of 1995 (and, in the case of generation facilities, generation concession contracts entered into prior to 2003) for an additional period of 30 years (or an additional 20-year period in the case thermal plants), provided that the concessionaire agrees to amend the concession contract to reflect a series of new conditions that aim to ensure that services are provided in a continuous and efficient fashion and subject to low tariffs. Under the 2013 Concession Renewal Law, concessionaires must decide 60 months before the end of each concession term whether to amend and renew a concession contract or to terminate each concession contract at the end of its respective term.

For concessionaires of existing generation facilities, the 2013 Concession Renewal Law changed the scope of these concession contracts that are renewed. Previously, a generation concessionaire had the right to sell the energy generated by the facilities subject to its concession for profit. In contrast, generation concessions renewed pursuant to the 2013 Concession Renewal Law do not grant concessionaires the right to sell the energy generated by these facilities. Instead, these concessions only cover the operation and maintenance of the generation facilities, subject to quality standards determined by Brazilian authorities. The energy generated by these facilities will be allocated by the Brazilian federal government in quotas to the regulated market, for purchase by distribution concessionaires. For new generation facilities, on the other hand, the concessionaire still has the right to sell the energy produced by the generation facility.

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

The 2013 Concession Renewal Law affects transmission and distribution concessions differently. The principal change is that amounts invested in modernization projects, structural reforms, equipment and contingencies are subject to prior ANEEL approval. However, the 2013 Concession Renewal Law does not affect the manner in which distribution and transmission concessionaires may recover amounts invested in transmission infrastructure.

With respect to the transmission agreements, the conditions for renewal set forth in the 2013 Concession Renewal Law are the acceptance of a fixed income as determined by ANEEL and compliance with quality standards set forth in applicable regulation. With respect to distribution agreements, the conditions are set forth in the amendment to the concession agreement and are related to compliance with quality standards, economic-financial sustainability indicators and corporate governance as set forth in the amendment to the concession agreement according to the parameters provided in the 2013 Concession Renewal Law.

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

In the case of hydroelectric generation concessions with an installed capacity of more than 5,000 kW, upon the expiration of their original term and provided that the concessionaire does not request the extension of such term, the granting authority may submit the concession to a new bidding process. In the case of concessions for hydroelectric generation units with an installed capacity of 5,000 kW or less, upon the expiration of their original term, the concessions may be granted to the current concessionaire in the form of registration, for an indefinite term.

Generation Concessions

Of the seventeen (17) generation plants we operated in 2018, fourteen (14) were operated under the generation concession contracts that were in force prior to the 2013 Concession Renewal Law, and three (3) were operated in accordance with the 2013 Concession Renewal Law (UHE Capivari Cachoeira, UHE Chopim I and UHE Marumbi).12 of the 13 hydro and thermoelectric generation concessions operated by the Company in 2013 (exception made only HPP Rio dos Patos) were extended pursuant to the old regime and may be renewed again under the 2013 Concession Renewal Law. With respect to the concessions granted between 2011 and 2017 with no renewal right attached, we acquired the right to renew only one of the hydroelectric plants (HPP Cavernoso II) for a 30-year period, as a result of an amendment to the 2013 Concession Renewal Law by Law No. 13,360, of November 17, 2016.

At the time the 2013 Concession Renewal Law was enacted, the Company elected not to renew the following generation concessions: Rio dos Patos (2014), Mourão I (2015), Chopim I (2015) and Capivari Cachoeira (2015), all of which had remaining terms of 60 months or less. In 2018, the Company chose not to extend the concession of Foz do Areia HPP (Governador Bento Munhoz da Rocha Netto), which will expire in 2023.

The concession of Rio dos Patos HPP was terminated and not submitted to a further bidding process due to the lack operational conditions. The granting authority submitted the concessions for HPP Capivari Cachoeira and Mourão I to new bidding processes, pursuant to which new agreements should be in force for a 30-year period. Copel was the winner in the bidding process related to HPP Capivari Cachoeira .

 With respect to Capivari Cachoeira, although Copel GeT did not elect to renew the original concession for the Capivari Cachoeira HPP, it participated in the new competitive bidding process and won. On January 5, 2016, Copel GeT executed a concession agreement with ANEEL so that it will continue to operate this plant under an operation and maintenance regime until 2046. We paid a total amount of R$574.8 million as signing bonus for this concession agreement. 100.0% of the energy generated by this plant in 2016 was allocated in quotas to the regulated market and  reduced to 70.0% on January 1, 2017. Copel GeT can sell remaining amount of energy generated by this plant on the energy market.

As the installed capacity of HPP Chopin I does not exceed the 5,000 kW, the concession regime of this plant has been changed to a registration in favor of the Company, valid for an indefinite term.

Our concession for the Figueira TPP expired on March 26, 2019. We had filed an extension request with respect to this plant on May 24, 2017, but we are still waiting for the granting authority to amend our concession agreement, extending its term for an additional 20-year period in accordance with the 2013 Concession Renewal Law. This plant has an installed capacity equivalent to 20 MW and subject to a modernization process.

Concessions for generation projects, granted after 2003, such as the Mauá Hydroelectric Plant, are non-renewable, meaning that upon expiration of their 35-year term, the concession will be granted subject to a competitive bidding process. The 2013 Concession Renewal Law does not impact generation concessions granted after 2003.

In accordance with the 2013 Concession Renewal Law, the Company may flag to the granting authority its intention to extend: (i) in 2019, the concession of HPP São Jorge; (ii) in 2020, the concession of HPP Apucaraninha; and (iii) in 2021, the concessions of HPP Guaricana and Chaminé. In the event the Company does not request the extension of the HPP São Jorge concession, its regime may be converted into a registration regime in favor of the Company. However, in the event the Company does not request the extension of the other concessions described above, they will be subject to new bidding processes conducted by the granting authority.

Currently, there are two bills that intend to amend the 2013 Concession Renewal Law, one of which intends to reduce the deadline available to concessionaires to request an extension of their concessions from 60 to 36 months, and another proposing to terminate the operation and maintenance regime set forth in such statute. For additional information, see: “Item 4. Information on the Company - The Brazilian Electric Power Industry – Historical Background of Industry Legislation.”

The following tables sets forth information relating to the terms as well as the renewals of our main generation hydroelectric, thermoelectric and wind farm plants and all of which we hold a direct ownership interest in:

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

(2) The first generating unit, with 100 MW in installed capacity, began its commercial operations in March, 2019.

(3) Baixo Iguaçu was constructed by Consórcio Empreendedor Baixo Iguaçu, of which Copel owns 30% and Geração Céu Azul the remaining 70%. The commercial operations of generation units 1, 2 and 3 of Baixo Iguaçu’s began in February 2019, Feburary 2019 and April 2019, respectively.

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

(1) Wind plants located at Copel’s Cutia wind farm complex.

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

The following table sets forth information relating to the terms of our generation hydroelectric plants which, once respective original concession period expires, will no longer be subject to a concession regime but rather to a registration proceeding with the ANEEL:

Hydroelectric Plants	Initial concession date	Concession expiration date	Final expiration date
Chopim I(1)	March, 1964	July, 2015	Indefinitely
São Jorge	December, 1974	December, 2024	-
Cavernoso	January, 1981	January, 2031	-
Melissa	May, 2002	Undetermined	-
Pitangui	May, 2002	Indefinitely	-
Salto do Vau	May, 2002	Indefinitely	-
Marumbi(1)	March, 1956	May, 2018	Indefinitely

(1)Upon the expiration of concessions or authorizations for hydroelectric energy generation with installed capacity equal to or less than 5,000 KW, the relevant projects are subject to a registration regime in accordance with Brazilian Federal Law No. 9,074/1995, as amended by Brazilian Federal Law No. 13,360/2016. The operation of hydroelectric and thermoelectric plans with installed capacity of up to 5,000 KW are not subject to any concession, permission or authorization and require solely the registration with the granting authority.

We also have ownership interests in nine (9) other generation projects. The following table sets forth information relating to the terms of the concessions of the generation facilities in which we had such partial ownership interest as of December 31, 2018.

Generation Facility	Company	Initial concession date	Expiration date	Extension
HPP Dona Francisca	Dona Francisca Energética SA ‒ DFESA	July, 1979	August, 2033	Possible
HPP Santa Clara and Fundão	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	October, 2001	May, 2037	Possible
TPP Araucária	UEG Araucária Ltda.	December, 1999	December, 2029	Possible
HPP Arturo Andreoli	Foz do Chopim Energética	April, 2000	April, 2030	Possible
WPP Carnaúbas	São Miguel do Gostoso I	April, 2012	April, 2047	Not possible
WPP Reduto	São Miguel do Gostoso I	April, 2012	April, 2047	Not possible
WPP Santo Cristo	São Miguel do Gostoso I	April, 2012	April, 2047	Not possible
WPP São João	São Miguel do Gostoso I	March, 2012	March, 2047	Not possible
SHP Bela Vista (1)	Bela Vista Geração de Energia	May, 2007	January, 2041	Not possible

(1)The consortium CBVG, formed by Copel GeT and Foz do Chopim Energética Ltda., won ANEEL Auction No. 003/2018 for SHP Bela Vista and granting process is still ongoing.

Transmission Concessions

Pursuant to the 2013 Concession Renewal Law and the terms of our transmission concessions, we have the right to request 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 60 months prior to the expiration of the contract. Our principal transmission concession, from which 84.4% of our transmission revenues in 2018 derived, has been renewed pursuant to the 2013 Concession Renewal Law, and will therefore now expire in December 2042.

In addition, in 2018, an aggregate of 15.6% of our transmission revenues derived from nine (9) other concession contracts for transmission lines and substations that are currently in operation and whose terms and extensions are set forth in the next table. In accordance with the 2013 Concession Renewal Law, each of these contracts can be extended for an additional 30-year period.

We intend to continue requesting extensions for all of our transmission concessions.

The following table sets forth certain information relating to the terms and extension terms of our main transmission concessions (all of which we hold a direct ownership interest), including the concession contracts for transmission lines and substations both in operation or under construction:

Transmission Facility	Initial concession Date	First expiration Date	Possibility of extension	Expected (or final) expiration date
Main transmission concession	July, 2001	July, 2015	Extended	December, 2042
Bateias – Jaguariaíva	August, 2001	August, 2031	Possible	August, 2061
Bateias – Pilarzinho	March, 2008	March, 2038	Possible	March, 2068
Foz do Iguaçu – Cascavel Oeste	November, 2009	November, 2039	Possible	November, 2069
Substation Cerquilho III	October, 2010	October, 2040	Possible	October, 2070
Araraquara 2 – Taubaté	October, 2010	October, 2040	Possible	October, 2070
Foz do Chopim - Salto Osorio	August, 2012	August, 2042	Possible	August, 2072
Assis – Paraguaçu Paulista II.	February, 2013	February, 2043	Possible	February, 2073
Bateias – Curitiba Norte	January, 2014	January, 2044	Possible	January, 2074
Realeza Sul – Foz do Chopim	September, 2014	September, 2044	Possible	September, 2074
Assis - Londrina	September, 2014	September, 2044	Possible	September, 2074
Curitiba Leste – Blumenau(1)	April, 2016	April, 2046	Possible	April, 2076

(1) Facility under construction.

We have ownership interests in nine (9) other transmission projects, through special purpose companies. The following table sets forth information relating to the terms of the concessions of the transmission facilities in which we had such partial ownership interest as of December 31, 2018:

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

This amendment imposes efficiency conditions to Copel Distribuição that are measured through two different metrics: quality of the service and economic-financial sustainability of the company. Failure to comply with any of these metrics (i) for two consecutive years within the first four years of this renewed concession or (ii) in the fifth year of this concession, may, in each case, result in the termination of our distribution concession. From January 1, 2021 on, failure to comply with the quality indicator for three consecutive years or the economic-financial sustainability indicator for two consecutive years may also result in the termination of the distribution concession.

Additionally, non-compliance with quality indicator targets for two consecutive years or three times in five years may lead to restrictions in the payment of dividends and interest on equity to the controlling shareholders of Copel Distribuição, while non-compliance with the economic-financial sustainability indicators may require capital contributions from Copel Distribuição controlling shareholders.

The table below presents the economic and financial and quality indicators established for the first five (5) years after the execution of this amendment.

	Economic and Financial Indicators	Quality Indicators (1)
Year		DECi(2)	FECi(2)
2016	N/A	13.61	9.24
2017	EBITDA(3) ≥ 0	12.54	8.74
2018	[EBITDA (-) QRR (4)] ≥ 0	11.23	8.24
2019	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(0.8*SELIC(6))	10.12	7.74
2020	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(1.11*SELIC(6))	9.83	7.24

(1)According to ANEEL’s Technical Note No. 0335/2015.
(2)DECi – Duration of outages per customer per year (in hours); and FECi – Frequency of outages per customer per year (number of outages).
(3)Earnings before interest, tax depreciation and amortization, as calculated according to ANEEL regulations.
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
(6)Selic base rate: limited to 12.87% per year.
We have complied with the quality indicators for 2018 both with respect to DECi totaling 10.29 in 2018) and FECi (totaling 6.20 in 2018).

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
•

new customers (those connected to the distribution grid after July 1995) with demand of at least 3 MW; after July 1, 2019, with demand of at least 2.5 MW at any voltage; and, after July 1, 2020, with demand of at least 2 MW at any voltage; and

•

customers with demand of at least 500 kW that opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants, biomass projects, solar plants and others.

As of December 31, 2018, we had  three hundred forty five (345) Free Customers, representing approximately 6.8% of our consolidated net operating revenue and approximately 14.04% of the total quantity of electricity sold by us.

Until March 31, 2019, Copel GeT signed 1 additional agreement with Free Customers. Our contracts with Free Customers are typically for periods of more than two and less than five years.

Approximately 5.2% of the megawatts-hours sold under contracts to such customers by Copel GeT expired in 2018. These customers represented approximately 1.5% of the total volume of electricity we sold in 2018, and approximately 1.7% of total net operating revenue from energy sales for that year.

Regarding our energy trading company, as of December 31, 2018, we had two hundred ninety two (292) Free Customers, representing approximately 2.5% of our consolidated operating revenues and approximately 4.9% of the total volume of electricity we sold in 2018.

In the generation business, any producer may be granted a concession to build or manage thermoelectric and small hydroelectric generating facilities in the State of Paraná. Brazilian law provides for competitive bidding for generation concessions for hydroelectric facilities and, since 2017, this requirement applies only to facilities with capacity higher than 50 MW.

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

All of our activities follow our Sustainability Policy, which integrates corporate planning and sustainability management in order to optimize our financial, social and environmental performance. We have implemented a Climate Change Policy, which establishes guidelines for the mitigation of greenhouse gas emission and changes in our business, evaluating risks and opportunities related to climate change. In 2018, we reviewed our Climate Change Policy and undertook the Company’s new goals with respect to climate change for the following four years.

We request and renew our environmental licenses in accordance with the environmental regulation issued by applicable federal, state and municipal level authorities. We are in compliance with all material environmental regulations and our more recent (post-1986) generation, transmission and distribution projects are in compliance with federal, state and municipal regulations.

In 2018, we implemented the necessary environmental and social plans for the development and operation of our local assets related to generation, transmission and distribution.

To reinforce our commitment to environmental, social and economic sustainability, we are signatories to the United Nations Global Compact, and we actively seek to implement the principles of the Global Compact in our daily activities and our corporate culture. Copel hosts a center for the United Nations Global Compact Cities Programme in the south region of Brazil and, since 2018, it also hosts the first Hub Local 2030, a network composed of the UN, local governments, enterprises and the local community and that aims to create and take actions to achieve the Sustainable Development Goals. Copel has also reviewed the social and environmental responsibility provisions set forth in all the agreements entered into by the Company in order to strengthen the obligations of its business chain with respect to this matter.

PLANT, PROPERTY AND EQUIPMENT

Our principal properties consist of the generation and telecommunications facilities described in “Business”. Of the net book value of our total property, plant and equipment as of December 31, 2018 (including construction in progress), generation facilities represented 58.1%, wind farms represented 25.7%, telecommunications represented 9.9%, Elejor represented 3.5%, and Araucária Thermoelectric plant represented 2.8%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

In addition, the infrastructure used by transmission and distribution business is classified as a financial, contract and intangible assets as described in Notes 4.4, 4.5 and 4.9 to our audited financial statements.

THE EXPROPRIATION PROCESS

Although we receive concessions from the Brazilian government to construct hydroelectric facilities, we do not receive title to the land on which the facilities are to be located. In order for us to construct, the land must be expropriated. The land required for the implementation of a hydroelectric facility may only be expropriated pursuant to specific legislation, after proving its public interest. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of expropriation disputes, with friendly settlements for most of them. As of December 31, 2018, we estimated our liability related to the settlement of such disputes to be approximately R$114.6 million. This amount is in addition to amounts for land expropriation included in each of our hydroelectric facility budgets.

The Brazilian eLECTRIC Power Industry

General

In December 2017, the MME approved a ten-year expansion plan under which Brazil’s installed power generation capacity is projected to increase to 4,212.5 GW by 2026, of which 48.7% is projected to be hydroelectric, 10.9% is projected to be thermoelectric, 1.6% is projected to be nuclear and 29.7% is projected to be from alternative energy sources such as wind, biomass and small hydroelectric plants.

As of 2018, approximately 32% of the installed power generating capacity of Brazil is currently owned by Eletrobras (including its wholly-owned subsidiary Eletronuclear and its 50% participation interest in Itaipu). Through its subsidiaries, Eletrobras is also responsible for 47% of the installed transmission capacity equal or above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de Minas Gerais – CEMIG and us, among others.

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

Eletrobras

Eletrobras serves as a holding company for the following federally-owned energy companies: Companhia Hidro Elétrica do São Francisco – CHESF, Furnas, Eletrosul, Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, Companhia de Geração Térmica de Energia Elétrica – CGTEE and Eletrobras Termonuclear S.A. – Eletronuclear, Cepel and Itaipu Binacional. Eletrobras manages the commercialization of energy from Itaipu and from alternative energy sources, under the Proinfa Program.

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

•

In 2016, the Brazilian government enacted Provisional Measure No. 735, dated as of June 22, 2016, converted into Federal Law No. 13,360, dated as of November 17, 2016, which changed several federal laws mainly to: (i) revise certain rules related to regulatory charges (CDE, CCC and RGE) and appoint CCEE as the new manager of such charges in lieu of Eletrobras; (ii) facilitate the privatization of generation, transmission and distribution companies, (iii) change certain requirements of the generation concession and authorization regimes; (iv) change rules related to the MRE; (v) allow distribution companies to sell energy excess in the free market; (vi) extension of terms for commencement of the supply under energy auctions in the regulated market; and (vii) transfer back from MME to ANEEL the authority to decide about generation and transmission companies’ requests for extension of their facilities construction schedules.

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

•

In August 2017, Decree No. 9,143/2017 changed the frequency of the auctions for new energy and authorized the distribution companies to negotiate contracts for the sale of energy in the Free Contracting Environment to Free Consumers and other agents (generators, marketers, and self-producers), provided that these contracts are linked to excess in energy contracted in auctions.

•

In February 2018, the MME published on its website a report of a public hearing, reflecting a proposal of all improvements to be made to the energy regulatory framework, which were especially motivated by the technological, social and environmental events, as well as issues arising from the current business models.

•

In May 2018, most of the improvements proposed by the MME with respect to the regulatory framework applicable to the energy sector were included in Bill no. 1,917/2015 of the House of Representatives, known as the bill for the energy bill portability (Projeto de Lei da Portabilidade da Conta de Luz). This bill is still subject to analysis in the House of Representatives and, if approved, will depend on further approval by the Senate and the President of Brazil.

•

In November 2018, the Brazilian Senate approved the Senate Bill No. 209/2015, which addresses additional measures to reduce judicial disputes involving the short-term energy market. This bill is currently under analysis in the House of Representatives under no. 10,895/2018.

•

During 2018, the Brazilian federal government concluded the privatization of Eletrobras’ distribution companies Companhia Energética do Piauí - Cepisa, Companhia Energética de Rondônia S.A. - Ceron, Companhia de Eletricidade do Acre - Eletroacre, Boa Vista Energia S.A. - Boa Vista Energia, Companhia Energética de Alagoas - Ceal and Amazonas Distribuidora de Energia S.A. - Amazonas Distribuidora.

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

The New Industry Model Law excluded Eletrobras and some of its subsidiaries from the National Privatization Program, which was created by the Brazilian government in 1990 to promote the privatization process of state-owned companies. However, Provisional Measure No. 814, dated December 28, 2017, changed the New Industry Model Law to reinclude Eletrobras and certain of its subsidiaries in the National Privatization Program. The Brazilian federal government intended to complete the Eletrobras privatization process in 2018, but popular and political opposition prevented it from concluding this process before the end of 2018. As the Provisional Measure No. 814 was not approved by the Brazilian Congress and expired in June 2018, the privatization of Eletrobras remains uncertain under the new administration.

For concessionaires of existing generation facilities, the 2013 Concession Renewal Law changed the nature of these concession contracts. Previously, a generation concessionaire had the right to sell the energy generated by the facilities subject to its concession for profit. In contrast, generation concessions for existing generation facilities (including those renewed pursuant to the 2013 Concession Renewal Law) will not grant concessionaires the right to sell the energy generated by these facilities. Instead, these concessions will only cover the operation and maintenance of the generation facilities. The energy generated by these facilities will be allocated by the Brazilian federal government in quotas to the regulated market, for purchase by distribution concessionaires. For new generation facilities, the concessionaire will have the right to sell the energy produced by the facility.

On July 5, 2017, the MME submitted to a public hearing its proposal for new measures focused on the long-term sustainability of the energy sector, also referred to as the Improvement to the Energy Sector Legal Framework (Aprimoramento do Marco Legal do Setor Elétrico). This proposal was subject to comments in the public hearing which was held from July 5 to August 17, 2017, and received 209 contributions from entities from different areas.

In February 2018, the MME published on its website a report of the public hearing, reflecting the final proposal for improvements to the energy regulatory framework, which were especially motivated by technological, social and environmental matters, as well as difficulties arising from the current business models. Among the discussed topics, the following stand out:

•

Termination of the quota system applicable to hydropower plants (HPP) concessions that have been extended or granted through competitive biddings, in accordance with Federal Law No. 12,783/2013, and allocation of part of the economic benefit of grants to the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) in order to reduce what is charged to the population;

•	Lowering the minimum thresholds for accessing the Free Market;
•	Approach between the short-term price formation and the operating cost of the system;
•	Whether energy and ballast (currently combined for commercialization purposes) should be segregated;
•	Effects of the migration of consumers to the Free Market;
•	Market for environmental attributes;
•	Attraction of foreign capital for investments in the Brazilian energy sector;
•	More efficient tariff discounts;
•	Allocation of resources from the global reversion reserve to the transmission segment;
•	Guidelines for the use of research and development resources;
•	Modernization of the regulated market; and
•	Reduction of judicial disputes regarding the hydrological risk.

In May 2018, most of the improvements proposed by the MME with respect to the regulatory framework applicable to the energy sector were included in Bill No. 1,917/2015 of the House of Representatives, known as the bill for the energy bill portability (Projeto de Lei da Portabilidade da Conta de Luz). This bill is still subject to analysis in the House of Representatives and, if approved, will depend on further approval by the Senate and the President of Brazil.

Another legislative initiative waiting for approval is the Senate Bill No. 209/2015, which addresses the judicial disputes in the short-term energy market known as GSF.

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

In the event of over-contracting, where the contracted volume falls between 100% and 105% of actual demand, the distributor is not penalized and the additional costs are compensated customers’ tariffs. Where the contracted volume is over 105% of actual demand, the distributor must sell energy in the spot market. If the contract price proves lower than the current spot market price, the distributor sells its excess energy for a profit. On the other hand, if the contract price is higher than the spot market price, the distributor sells its excess energy at a loss. ANEEL Normative Resolution No. 711, dated April 19, 2016, allowed distribution companies to renegotiate their energy purchase agreements in the regulated market to reduce the contracted amounts. The Federal Law No. 13,360, dated November 17, 2016, also permitted the sale of excess energy by distribution companies in the free market. Resolutions No. 824, dated July 10, 2018, and 833, dated December 4, 2018, have recently provided additional rules on the methodology to be adopted by distribution companies with respect to the Mechanism of Surplus Sales (Mecanismo de Venda de Excedentes, or MVE).

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

Focusing on the future of the electricity sector, the Ministry of Mines and Energy launched Public Consultation No. 33/2017 with the purpose of obtaining the view of different participants around improvements in the business model of the sector. Issues such as the expansion of the free market and removal of barriers to the entry of its participants, hourly energy price, adequate allocation of risks, security of supply and socio-environmental sustainability were discussed. Further regulation is expected for the years to come with bills being discussed in the Brazilian Congress in order to implement reforms in the power sector.

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

With regard to (i) above, the reduction in net revenue caused when a Captive Customer becomes a Free Customer is partially compensated by the increased amounts that Free Customers are required to pay to use our distribution system. However, a Free Customer may disconnect from our distribution grid (and therefore cease to pay us a distribution tariff) if it chooses to connect directly to the Interconnected Transmission System or if it generates energy for self-consumption and transports this energy without using our distribution grid. Because a Free Customer that connects directly to the Interconnected Transmission System no longer pays us a distribution tariff, we might not be able to fully recover this loss in revenues.

Since 2004, CCEE has conducted twenty-seven (27) auctions for new generation projects, twenty (20) auctions for energy from existing power generation facilities, ten (10) auctions for reserve energy in order to increase energy supply security, three (3) auctions from alternative energy sources and seventeen (17) auctions for market adjustments. No later than August 1 of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the five subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and determines which generation companies will participate in the auction. The auction is carried out electronically in two phases.

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

The regulation establishes certain limitations on the ability of distribution companies to pass-

through costs to customers, such as no pass-through of costs for electricity purchases that exceed 105% of actual demand.

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

Restricted Activities of Distributors

Distributors in the Interconnected Transmission System are not permitted to (i) engage in activities related to the generation or transmission of electric energy, (ii) hold, directly or indirectly, any interest in any other company, corporation or strategic agreement, or (iii) engage in activities that are unrelated to their respective concessions, except for those permitted by law or the relevant concession agreement. A generator is not allowed to hold more than a 10% equity interest in any distributor. According to Law No. 13,360/2016, distributors are allowed to sell energy to Free Customers. However, this legal authorization is still subject to further regulation by ANEEL.

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

 In addition, a distribution concessionaire is entitled to an extraordinary tariff review (revisão extraordinária) on a case-by-case basis, to ensure its financial stability and compensate it for unpredictable costs, including taxes, which significantly change its cost structure. Extraordinary tariff adjustments were granted (i) in June 1999 to compensate for increased costs of electricity purchased from Itaipu as a result of the devaluation of the real against the dollar; (ii) in 2000 to compensate for the increase in Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social-COFINS) from 2% to 3%; (iii) in December 2001 to compensate for losses caused by the Rationing Program; (iv) in January 2013, due to the enactment of 2013 Concession Renewal Law; (v) in March 2015, to compensate the costs related to the quotas of the Electric Development Account (CDE) and increased costs with the purchase of energy, and (vi) in March 2017, to compensate the amount unduly included in the tariffs for captive consumers in 2016, referring to the Angra III plant.

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

In 2002, the Brazilian government established the Proinfa Program to encourage the generation of alternative energy sources. Under the Proinfa Program, Eletrobras would purchase the energy generated by alternative sources for a period of 20 years. In its initial phase, the Proinfa Program was limited to a total contracted capacity of 3,300 MW. In its second phase, which should start after the 3,300 MW cap has been reached, the Proinfa Program intends to purchase up to 10% of Brazil’s annual electric energy consumption from alternative sources. The first phase of the Proinfa program commenced in 2004 and it so far has supported the construction of 131 alternative energy plants which is expected to reach the production of 11.2 million MWh. According to a decision of ANEEL, the total investment to the Proinfa Program in 2019 will be R$4.1 billion.

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

Regulated Market Account – ACR Account.

On April 2014, the Brazilian government created the Regulated Market Account, Conta no Ambiente de Contratação Regulada – Conta-ACR (“ACR Account”), to assist distribution concessionaires to cover their respective costs for the acquisition of thermoelectric energy for the period from February 2014 to December 2014, incurred as a result of poor hydrological conditions. Distributors incurred higher costs as a result of adverse hydrological conditions because they were required to buy thermoelectric energy at higher prices in the spot market, and were unable to pass all these costs on to Final Customers prior to a formal tariff periodic revision made by ANEEL. To fund the ACR Account, the Brazilian federal government authorized the CCEE to enter into credit agreements with certain Brazilian financial institutions. An aggregate of R$21.7 billion, composed of nine tranches, was deposited in the ACR Account. Distribution concessionaires have been repaying this loan since 2015 by charging its final customers with additional CDE Account amounts on a monthly basis. In 2018, distribution concessionaires paid 12 installments of the total amount due and passed the correspondent cost through to their customers as tariffs. At first, the amount deposited in the ACR Account should be repaid by 2020. However, in March 2019, ANEEL authorized CCEE to negotiate with the creditor financial institutions and seek early termination of the corresponding loans. As a result, distribution concessionaires should repay the amount deposited in the ACR Account in full by September 15, 2019.

Itaipu Transmission Fee

The Itaipu Hydroelectric Plant has an exclusive transmission grid and is not part of the Interconnected Transmission System. Companies that are entitled to receive electricity from Itaipu pay a transmission fee in an amount equal to their proportional share of the Itaipu generated electricity.

Use of Water Resources Tax

Holders of concessions and authorizations that allow for the exploitation of water resources must pay a total tax of 7.00% of the value of the energy they generate, which for the purposes of this calculation is based on a rate set by ANEEL. Beginning on January 1, 2019, ANEEL set this rate at R$77.38/MWh. The proceeds of this tax are shared among the states and municipalities where the plant or the plant’s reservoir is located, as well as with certain federal agencies.

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

Energy Reallocation Mechanism

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE) attempts to mitigate the risks borne by hydroelectric generators due to variations in river flows (hydrological risk).

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

Environmental Regulations

The Brazilian Federal Constitution includes environmental matters among the ones that are subject to concurrent legislative competence, meaning that the Brazilian federal government enacts general rules, which are supplemented by rules passed by states; municipalities, in turn, enact local rules or supplement federal and/or state legislation.

In 1981, the National Environmental Policy was enacted in Brazil (Federal Law No. 6,938/1981). The Federal Environmental Crimes Act (Federal Law No. 9,605/1998), which took effect in 1998, establishes a general framework of liability for environmental crimes. Federal laws and statutes have established the National System for Management of Water Resources and the National Council of Water Resources to address the major environmental issues facing the hydroelectric sector and users of water resources. In 2000, the Brazilian government created an independent agency, the National Water Agency, to regulate and supervise the use of water resources. In 2008, the Federal Decree No. 6,514/2008 was enacted to prescribe the administrative liability due for environmental infractions.

The Brazilian Forestry Code (Federal Law No. 12,651/2012) and related regulations establish rules regarding the maintenance and acquisition of areas affected by hydroelectric plant reservoirs. These regulations may result in increased maintenance, reforestation and expropriation costs to energy industry concessionaires. We have been developing conservation actions in our power plants, as established in the Forestry Code, since their construction.

Under Brazilian environmental Law, one single action that causes risk to the environment can trigger three types of liability: civil, administrative and criminal.

Thus, a violator of an environmental law may be subject to administrative and criminal sanctions and, in case environmental damage occurs, will have an obligation to repair or provide compensation to the affected party. Administrative sanctions may apply to both the company and the individual representatives of the company concomitantly and may include substantial fines and the suspension of activities. Criminal sanctions may include fines and, for individuals, including for directors and employees of companies that commit environmental crimes, possible imprisonment.

Our energy generation, distribution and transmission facilities are subject to prior environmental licensing procedures, which may include the preparation of environmental impact assessments before such facilities are constructed. As a condition for the regularity of these procedures, we must also request authorization from certain regulatory entities, such as Brazilian Institute of National Historic and Artistic Heritage (Instituto do Patrimônio Histórico e Artístico Nacional – IPHAN), an oversight body that is in charge of the protection and preservation of Brazilian cultural heritage (archeological, material and immaterial). Once the respective environmental licenses are obtained, their maintenance is still subject to compliance with certain requirements.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The information presented in this section should be read together with our consolidated statements of income for the years ended December 31, 2018, 2017 and 2016, that have been prepared in accordance with IFRS as issued by the IASB. For more information see “Presentation of Financial and Other Information” and Note 3 to our audited consolidated financial statements for the year ended December 31, 2018.

OVERVIEW

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment faced periods of instability in recent years, impacting the performance of the Brazilian GDP  growth rates, with an increase of 2.3% in 2013 and 0.1% in 2014 and a decrease of 3.8% in 2015. The growth rate was equally negative in 2016, with a decrease of 3.3%. The economic environment showed signs of recovery in 2017, with an increase of 1.0% in growth rate. In 2018, the economic environment continued to recover, with an increase of 1.1% in growth rate, but mainly due to the uncertainties caused by the Brazilian presidential election, the real have depreciated in comparison to the U.S. dollar.

The following table shows selected economic data for the periods indicated:

	Year ended December 31,
	2018	2017	2016
Inflation (IGP-DI)	7.10	(0.42)%	7.18%
Appreciation (depreciation) of the real vs. U.S. dollar	(17.13)%	(1.48)%	19.81%
Period-end exchange rate – US$1.00(1)	3.8748	3.3080	3.2591
Average exchange rate – US$1.00	3.6558	3.2031	3.4500
Change in real GDP	1.1%	1.0%	(3.3)%
Average interbank interest rates(2)	6.40%	9.80%	14.05%

(1) The real/U.S. dollar exchange rate at April 17, 2019 was R$3.9225 per US$1.00.

(2) Calculated in accordance with Central Clearing and Custody House, or Central de Custódia e Liquidação Financeira de Títulos (“CETIP”), methodology (based on nominal rates).

Sources: FGV ‒ Fundação Getúlio Vargas, the Brazilian Central Bank, the Brazilian Geography and Statistics Institute IBGE and CETIP.

Rates and Prices

Our operational results are significantly affected by changes in the prices at which our generation business sells energy, and by the prices at which our distribution business buys and resells energy.

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

Sales to final customers (which include sales by our distribution business to Captive Customers, sales by our generation business and sales by our trading business to Free Customers) represented approximately 59.5% of the volume of electricity we made available in 2018, and accounted for 66.7% of our energy sales revenues. Almost all of such sales were to Captive Customers. For more information, see “Item 4. Information on the Company — The Brazilian Electric Power Industry — Distribution Tariffs”. In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery of these costs is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

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

•

In March 2015, ANEEL approved an extraordinary revision due to a series of events that significantly impacted the distribution concessionaires’ costs, which were not originally foreseen in the 2014 Retail Tariff increase, such as the increase of Itaipu tariffs (46.14%) and higher prices to purchase energy in recent energy auctions. Copel Distribuição’s average tariff revision approved by ANEEL was 36.79% starting from March 2, 2015. Of this total, 22.14% related to CDE Account charges that have been passed to customers and 14.65% relates to (i) Itaipu’s tariff increase and (ii) the higher prices paid by us to purchase energy in recent energy auctions that have been passed to customers.

•

In June 2015, ANEEL authorized the annual revision of Copel Distribuição’s tariff to final customers, increasing them by an average of 15.32%, of which (i) 20.58% related to the inclusion of the financial components, which will be recovered in the 12 months subsequent to the adjustment (including the amount of R$935.3 million corresponding to the deferrals in 2013 and 2014), (ii) 0.34% related to the restatement of Portion B, (iii) (3.25)% related to the adjustment of Portion A, and (iv) (2.35)% reflected the removal of the financial components from the previous process. The adjustment was fully applied to Copel Distribuição’s tariffs as of June 24, 2015.

•

In June 2016, ANEEL approved the fourth periodic review of our Retail Tariffs, decreasing them by 12.87%, of which: (1.73)% related to the inclusion of financial components; 4.48% due to the update of Portion B; (2.57)% related to the update of Portion A; and (13.05)% reflecting the removal of the financial components of the previous tariff process.

•

In March 2017, ANEEL approved an extraordinary tariff revision to correct the amount unduly included in the tariffs for captive consumers in 2016. The return corresponded to the energy that was to be generated by the Angra III power plant; however, the plant was not yet in commercial operation. The refund of the amount charged the most was made in a single installment during the month of April 2017, and, as of May 2017, the tariffs were adjusted to disregard the amount that was being charged. The decision, of extraordinary character, affected 90 distributors of electric power of the country. Copel’s retail tariff was reduced by an average of 11.8% during April 2017, and in May 2017, the tariff was close to its previous value, retaining an average discount of 1.27% until June 2017.

•

In June 2017, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 3.13%, of which 3.86% related to the tariff increase and (0.73)% related to the inclusion of financial components. After the removal of the financial components of the previous tariff process, the average effect of this tariff adjustment on our Customers was an increase of 5.85%.

•

In June 2018, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 14.32%, of which 7.80% related to the tariff increase and 6.52% related to the inclusion of financial components. After the removal of the financial components of the previous tariff process, the average effect of this tariff adjustment on our Customers was an increase of 15.99%.

Purchase and Resale of Energy

Our distribution business purchases energy from generation companies and resells this energy to final customers at regulated rates. For more information, see “Item 4. Information on the Company— Business—Generation” and “Item 4. Information on the Company—Business—Purchases”. Our major long-term contracts or purchase obligations are described as follows.

•

We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2018, our electricity purchases from Itaipu amounted to R$1,272.2 million;

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

The Company and the State of Paraná formalized the above-mentioned amendment on October 31, 2017, after the consent from the Brazilian Department of Treasury. The State of Paraná complied with the agreed terms of such amendment and made monthly interest payments until December 2018. As of December 31, 2018, the outstanding balance of the CRC Account was R$1,445.6 million.

As of January 1, 2019, there were 76 monthly installments left. For additional information, see Note 8 to our audited consolidated financial statements.

Special Obligations

The contributions received from the federal government and our customers exclusively for investment in our generation assets, transmission and distribution grid are named as special obligations. We record the amount of these contributions on our statement of financial position as a reduction of our intangible and financial assets, under the caption “special obligations”, and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions is offset against intangible and financial assets. The amount we recorded as special obligations as of December 31, 2018 was R$2,822.7 million as a reduction of intangible assets and R$138.1 million as a reduction of contract assets.

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

With the adoption of IFRS 9 and IFRS 15 as of January 01, 2018, some of the policies have been updated. In adopting IFRS 9, the Company applied the exemption contained in the standard, which allows it not to restate comparative information from prior periods arising from changes in the classification and measurement of financial instruments. In adopting IFRS 15, the Company opted to adopt the standard on the date of the initial application as an adjustment to the opening balance, considering only open contracts on the date of application.

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

Accounting for concession arrangements

We account for our concession contracts segregated in: Financial Assets (Accounts receivable  - concession), Contract Assets and Intangible Assets, as presented below:

Concession of electric power distribution

The portion that we recognize as a financial asset refers to the indemnification provided for in the concession agreement for public electricity distribution services that guarantees the unconditional right to receive cash at the end of the concession, to be paid by the Granting Authority. This indemnification aims to reimburse the Company for investments made in infrastructure, without recovery, through the tariff. We calculate the cash flows linked to these assets considering the value of the tariff base called the Regulatory Remuneration Base - BRR, defined by the Granting Authority, using the methodology of replacement cost of the assets that are part of the distribution infrastructure linked to the concession.

The portion that we recognize as contract asset represents the contractual right of the concessionaire related to the assets under construction to meet the needs of the distribution concession, accounted for at cost plus financial charges, when applicable. When these assets are put into operation, we transfer to the intangible asset the amount equivalent to what will be remunerated by the user through payment of the fee for the use of the services, and for the receivables linked to the concession, the amount equivalent to the residual portion of the assets not amortized which will be reverted to the granting authority through indemnification at the end of the concession.

The portion that we recognize as an intangible asset comprises the right to exploit the infrastructure, built or acquired under the concession regime for the public electric power service, and to charge users for the public service rendered. We record at acquisition cost, including borrowing costs, less accumulated amortization and impairment losses, when applicable. The amortization of this intangible asset reflects the pattern in which we expect the future economic benefits of the asset to be consumed, with amortization expected during the concession term.

Concession of electric power transmission

The portion that we recognize as a financial asset refers to the right to indemnification of Concession Agreement No. 060/2001 arising from the Annual Revenue Allowed - RAP not received in the period from January 2013 to June 2017 for the assets of the Basic Network of the Existing System - RBSE. On the balance, we recorded monetary restatement and interest.

The portion that we recognize as a contract asset represents the balance of the public electricity transmission service contracts signed with the Granting Authority to build, operate and maintain the high voltage lines and substations of the generation centers up to the distribution points. During the term of the agreement, we receive, subject to performance, a remuneration denominated Annual Revenue Allowance (RAP) that amortizes the investments made in the construction of the infrastructure and covers the costs of operation and maintenance incurred. After the start of the commercial operation and to the extent that the operation and maintenance service is provided, we recognize this revenue on a monthly basis in the result and invoice together with the part of the revenue recognized in the construction phase related to the remuneration of the constructed assets. The assets arising from the construction of the transmission infrastructure are formed by the recognition of the construction revenue and its financial remuneration. Upon expiration of the concession, if there is a remaining balance not yet received related to the construction of the infrastructure, it will be received directly from the Granting Authority, as provided in the concession agreement, as compensation for the investments made and not recovered through RAP.

We have not recognized intangible assets for energy transmission concession contracts.

Concession of electric power generation

We recognize as a financial asset the concession agreement for quota generation that provides for the payment of a bonus for the grant, considering that this bonus represents an unconditional right to receive cash, guaranteed by the Granting Authority during the term of the concession and without risk of demand. The remuneration of this financial asset is based on the weighted average cost of capital (WACC).

We also recognize as financial assets the electricity generation concession contracts that contain clauses for indemnification of the infrastructure not depreciated, amortized and / or received during the term of the concession. At the end of each reporting period, we evaluate the recoverability of the asset, remeasuring its cash flow based on our best estimate.

In intangible assets, we record the onerous concession contract for the generation of electric energy, which corresponds to the acquisition of the right to exploit the hydroelectric power generation potential whose contract provides for payments to the Federal Government as Use of Public Property - UBP. During the construction of the project, we recognize the amount at the present value of the future cash outflows during the period of validity of the concession agreement. On the date of commencement of the commercial operation of the enterprise, the amount presented is fixed and amortized during the concession period.

We also recognize as an intangible asset the asset constituted by the Generation Scaling Factor (GSF), derived from the excess amount between the amount recovered from the cost and the MRE (GSF) adjustment factor, subtracted from the total cost of the risk premium to be amortized over the period of energy supply in the regulated environment. The amount was transformed by Aneel into an extension of the grant period, which we amortized on a straight-line basis as from January 1, 2016 until the end of the new concession term.

We did not recognize a contract asset for the power generation concession contracts

Distribution of piped gas

The portion that we recognize as a financial asset is the one that will be indemnified by the Granting Authority corresponding to the investments made in the ten years prior to the end of the concession provided for in the agreement and which, in Management's opinion, guarantees the unconditional right to receive cash at the end of the concession. We use the indemnification premise based on the replacement cost of the concession assets.

The portion that we recognize as a contract asset comprises the works in progress for the distribution of piped gas which will be transferred to the intangible asset upon its entry into operation and to the extent that the right (authorization) to receive the users is received.

The portion that we recognize as an intangible asset corresponds to the users' right to charge for the gas supply. We initially valued this asset at acquisition cost, including interest and other capitalized financial charges. We apply the linear depreciation method based on the estimated useful life of each asset, considering the standard of economic benefit generated by the intangible assets.

In addition to our financial assets, contract assets and intangible assets, under IFRS we also recognize construction revenues and construction costs for construction activities we perform in connection with our distribution and transmission concessions. Our distribution business outsources power distribution infrastructure construction. As a result, under IFRS we recognize construction costs and revenues in roughly the same amounts. In contrast, since our transmission business performs much of our transmission infrastructure construction, we recognize construction revenue in amounts that exceed construction costs. The resulting margin for our transmission business’ construction revenue was 1.65% in 2018, and is calculated based on a methodology that takes into account business risk.

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

Additional information on the accounting for intangible, contract and financial assets arising from concession agreements is contained in Notes 4.4, 4.5 and 4.9 to our audited consolidated financial statements.

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

As a result of an amendment to our distribution concession agreement executed on December 10, 2014, we recognized on December 31, 2018, a financial asset of R$678.8 million (R$343.2 million in 2017) and a financial liability in the amount of R$96.5 million (R$283.5 million in 2017). This amendment added a guarantee that, if the concession is extinguished for any reason, the residual amounts of items of Parcel A costs and other financial components that have not been recovered or returned via tariff shall be incorporated in the calculation of the indemnification amount by the granting authority. For more information, see Note 9 to the audited consolidated financial statements.

Impairment of Long-Lived Assets

Long-lived assets, primarily property, plants and equipment and intangible assets, comprise a significant amount of our total assets. We evaluate our long-lived assets and make judgments and estimates concerning the carrying value of these assets, including the amounts to be capitalized, the depreciation/ amortization rates and useful lives of these long-lived assets. The carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about the demand for our products and services, future market conditions and regulatory developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Our evaluation as of December 31, 2018, resulted in an impairment of our in service and in progress property, plant and equipment in the amounts of R$3.5 million and R$1,197.7 million, respectively (see Notes 18.1 of our consolidated financial statements).

Provision for Risks (Labor, Civil, Tax and Environmental Claims)

Our subsidiaries and we are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and environmental claims.

Provisions are recognized when, and only when: (i) the Company has a present obligation (legal or constructive) resulting from a past event, (ii) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate can be made of the amount to settle the obligation. By their nature, risks will only be resolved when a future event or events occur or fail to occur. Typically such events will occur a number of years in the future. The evaluation of these risks is performed by our internal and external legal counsel. Accounting for risks requires significant judgment by management concerning the estimated probabilities, including classification as probable or possible losses and ranges of exposure to potential liability. Management's assessment of our exposure to risks could change as new developments occur or more information becomes available. The outcome of the risks could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. The provision classified as probable losses, as of December 31, 2018 amounted to R$1,664.8 million, of which R$157.1 million was related to tax proceedings, R$736.2 million was related to civil claims, R$612.8 million was related to labor claims, R$85.2 million was related to employee benefits and R$73.5 million was related to regulatory proceedings.

As of December 31, 2018, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims that cannot be evaluated in the current stage of proceedings, classified as possible losses, was approximately R$3,052.7 million, of which R$311.8 million correspond to labor claims; R$19.1 million to employee benefits; R$866.8 million to regulatory claims; R$1,286.5 million to civil claims; and R$568.5 million to tax claims. For more information, see Note 29 to our audited consolidated financial statements.

Employee Retirement and Health Benefits

We sponsor a (i) defined-benefit pension plan and a (ii) variable contribution pension plan covering substantially all of our employees. We have also established a health care plan for current and retired employees. We determine our obligations for these plans based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, rates of inflation, mortality rates and future employment levels (see the assumptions in Note 24.5.1 and the sensitivity analysis in Note 24.5.8 of our consolidated financial statements). These assumptions directly affect our post-employment benefits liability.

In 2018, we recorded expenses in the amount of R$243.7 million for our pension and health care plans. We estimate that we will incur expenses in the amount of R$99.6 million in 2019 for our health care plans (according to actuarial calculations).

Deferred Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing rates. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to derecognize all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. The taxes balances subject to the federal taxing department inspection are those constituted over the last five years. As of December 31, 2018, we have recognized deferred tax assets totaling R$2,047.4 million and deferred tax liabilities in the amount of R$1,197.7 million. We have not considered any reduction for risk of recovery of such assets (see Note 13.2.1 to the consolidated financial statements).

Expected credit losses

We recorded the expected credit losses in amounts deemed sufficient to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely. We account for the balance of expected credit losses based on the credit risk analysis, taking into account specific payment history criteria, recovery actions for credit recovery and the relevance of the amount due in the receivables portfolio. As of December 31, 2018, we recorded expected credit losses in the amount of R$331.4 million (see Note 7.3 to our consolidated financial statements for further details including provisions and reversals).

Power purchase and sale operations in active market

We negotiate energy purchase and sale operations in the active market and part of our contracts are classified as derivative financial instruments measured at fair value through profit or loss. We recognize in the income for the period unrealized net gains or losses arising from the mark-to-market of these contracts, based on the difference between contracted and market prices.

ANALYSIS OF ELECTRICITY SALES AND COST OF ELECTRICITY PURCHASED

The following table sets forth the volume and average rate components of electricity sales and purchases for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016
Electricity Sales
Sales to Final Customers
Average price (R$/MWh):(1)
Industrial customers(2)	267.18	254.45	246.25
Residential customers	361.12	335.71	338.80
Commercial customers	332.74	318.65	339.26
Rural customers	371.90	333.33	378.67
Other customers(3)	282.96	262.23	268.98
All customers(2)	317.33	299.06	301.95
Volume (GWh):
Industrial customers(2)	8,641	7,689	9,585
Residential customers	7,238	7,126	6,932
Commercial customers	4,979	4,847	5,108
Rural customers	2,288	2,257	2,180
Other customers(3)	2,481	2,455	2,404
All customers(2)	25,627	24,374	26,209
Total revenues from sales to final customers (millions of R$)	8,132	7,691	7,914
Sales to distributors(4)
Average price (R$/MWh)(1)	278.75	183.98	146.93
Volume (GWh) (5)	12,979	17,263	18,213
Total revenues (millions of R$)	3,618	3,176	2,676
Electricity Purchases
Purchases from Itaipu
Average cost (R$/MWh)(6)	222.18	188.41	182.91
Volume (GWh)	5,726	5,934	5,958
Percentage of total Itaipu production purchased	7.1	7.2	6.5
Total cost (millions of R$)(7)	1,272.2	1,118.0	1,089.8
Purchases from Angra
Average cost (R$/MWh)	248.07	226.49	221.25
Volume (GWh)	1,009	1,023	1,026
Total cost (millions of R$)(7)	250.3	231.7	227.0
Purchases from CCGF
Average cost (R$/MWh)	90.92	61.55	66.19
Volume (GWh)	6,520	7,271	7,553
Total cost (millions of R$)(7)	592.8	447.5	499.9
Purchases from others(4)
Average cost (R$/MWh)	237.41	342.37	202.27
Volume (GWh)	17,884	12,758	14,180
Total cost (millions of R$)(7)	4,246	4,368	2,868

(1)Average prices or costs have been computed by dividing (i) the corresponding revenues or expenses by (ii) MWh of electricity sold or purchased.

(2)Includes Free Customers outside Paraná.

(3)Includes public services such as street lighting, as well as the supply of electricity to government agencies, and our own consumption.

(4)Energy traded between Copel’s subsidiaries not included.

(5)Energy Reallocation Mechanism not included.

(6)Our purchases of electricity generated by Itaipu are stated in reais and paid for on the basis of a capacity charge expressed in U.S. dollars per kW plus a “wheeling” (or transportation) charge expressed in reais per kWh.

(7)See “Item 4. Information on the Company-Business—Generation” and “Item 4. Information on the Company—Business Purchases” for an explanation of our expenses relating to electricity purchases.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

The following table summarizes our results of operations for the years ended December 31, 2018, 2017 and 2016.

Our consolidated financial statements present our operating costs of sales and services provided by function. However, in accordance with IFRS, Note 32 of our audited consolidated financial statements presents this information according to the nature of the operating cost or expense. For ease of understanding, the analysis below reflects the information presented by nature.

	Year ended December 31,
	2018	2017	2016
	(R$ million)
Operating Revenues:
Electricity sales to Final Customers:	5,548.6	4,681.5	5,231.5
Residential	1,596.7	1,381.7	1,371.2
Industrial	1,854.4	1,488.5	1,796.0
Commercial, services and other activities	1,032.6	904.5	1,065.2
Rural	611.4	511.4	584.5
Other classes	453,5	395.5	414.6
Electricity sales to distributors	2,765.9	3,176.4	2,676.1
Use of main distribution and transmission grid	3,469.1	3,617.9	3,976.6
Residential	1,017.0	1,010.5	977.4
Industrial	454.3	468.0	564.3
Commercial, services and other activities	624.0	640.0	667.7
Rural	239.5	241.0	241.0
Other classes	248.5	248.3	231.9
Interest income	277.9	403.8	854.1
Other distribution and transmission revenue	607.6	606.3	440.2
Construction revenues	1,097.3	868.0	1,279.7
Revenues from telecommunications	366.2	309.0	261.6
Distribution of piped gas	557.2	454.8	471.9
Sectorial financial assets and liabilities result	893.7	718.8	(1,079.7)
Other operating revenues	189.4	141.1	151.4
Fair value of assets from the indemnity for the concession	47.5	57.1	132.7
	14,934.8	14,024.6	13,101.8
Cost of sales and services provided:
Electricity purchased for resale	(6,361.2)	(6,165.5)	(4,685.6)
Charge of main distribution and transmission grid	(1,176.8)	(712.0)	(866.2)
Personnel and management	(1,357.8)	(1,343.3)	(1,304.4)
Pension and healthcare plans	(243.8)	(237.6)	(259.8)
Material and supplies	(81.8)	(83.1)	(81.5)
Materials and supplies for power electricity	(19.7)	(97.4)	(33.4)
Natural gas and supplies for gas business	(412.6)	(309.5)	(325.4)
Third-party services	(572.2)	(521.5)	(550.5)
Depreciation and amortization	(749.2)	(731.6)	(708.3)
Accruals and provisions	(306.7)	(365.5)	(768.7)
Construction cost	(1,052.2)	(1,003.9)	(1,280.7)
Other costs and expenses	(342.7)	(414.0)	(414.8)
	(12,676.6)	(11,984.9)	(11,279.3)
Equity in earnings of associates and joint ventures	135.9	101.7	166.4
Financial results	(438.1)	(748.4)	(594.7)
Profit before income tax and social contribution	1,956.0	1,392.9	1,394.2
Income tax and social contribution on profit	(512.0)	(274.7)	(519.7)
Net income for the year	1,444.0	1,118.3	874.5
Net income attributable to controlling shareholders	1,407.1	1,033.6	895.8
Net income attributable to non-controlling interest	36.9	84.7	(21.3)
Other comprehensive income	38.5	31.3	(57.2)
Comprehensive income	1,405.6	1,086.9	817.3
Comprehensive income attributable to controlling shareholders	1,368.5	1,002.4	838.5
Comprehensive income attributable to non-controlling interest	37	84.5	(21.2)

Results of Operations for 2018 Compared with 2017

Operating Revenues

Our consolidated operating revenues increased by 6.5% or R$910.2 million in 2018 compared to 2017. This result reflected an increase of R$867.1 million in electricity sales to Final Customers; an increase of R$229.3 million in construction revenues; an increase of R$174.9 million in sectorial financial assets and liabilities; an increase of R$102.4 million in the distribution of piped gas; an increase of R$57.2 million in telecommunications revenues; and an increase of R$48.3 million in other operating revenues. These increases were partially offset by a reduction of R$410.5 million in electricity sales to distributors; reduction of R$148.8 million in the use of our main transmission grid; and a reduction of R$9.6 million in fair value of the Indemnifiable Concession Assets.

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 18.5%, or R$867.1 million, to R$5,548.6 million in 2018 compared to R$4,681.5 million in 2017, mainly due to a increase of 5.1% of total power consumption of our Final Customers, from 24,374 GWh in 2017 to 25,627 GWh in 2018, and the average readjustment of 15.99% in June 2018 in tariffs paid by consumers in the captive market, as follows:

•

The volume of electricity sold to residential customers increased by 1.6% in 2018 compared to 2017. While there was an increase in the number of customers by 2.0%, the average consumption remained stable in 2018 compared to 2017.

•

The volume of eletricity sold to industrial customers, including both Captive Customers and Free Customers, increased by 12.4% in 2018 compared to 2017, mainly due to the growth of Copel's commercial customers in the Free Market, partially offset by the reduction of industrial customers in the captive market. The number of industrial customers decreased by 4.1% and average consumption grew by 17.2% in 2018 compared to 2017.

•

The volume of eletricity sold to commercial customers, including both Captive Customers and Free Customers, increased by 2.7% in 2018 compared to 2017. Despite the increase in number of customers by 2.7%, the average consumption remained practically stable in 2018 compared to 2017.

•

The volume of eletricity sold to rural customers increased by 1.4% in 2018 compared to 2017. This increase is mainly due to the performance of agribusiness in the State of Paraná and an increase of 2.2% in the average consumption.

Electricity Sales to Distributors. Our revenues from electricity sales to distributors revenues decreased by 12.9%, or R$410.5 million, to R$2,765.9 million in 2018 compared to R$3,176.4 million in 2017. This reduction was mainly due to the decrease in our revenues from eletricity sold in the spot market (CCEE), which decreased by 38.1%, or R$387.0 million, to R$628.1 million in 2018 compared to R$1,015.1 million in 2017. This reduction in CCEE's revenues is a result of (i) the non-activation of the Araucária Thermoelectric Plant; and (ii) lower prices in the spot market.

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid decreased by 4.1%, or R$148.8 million, to R$3,469.1 million in 2018 compared to R$3,617.9 million in 2017. This decrease was mainly due to the remeasurement of assets related to the Existing System Basic Network (RBSE), which registered a revenue of R$82.6 million in 2018 compared to R$361.2 million in 2017, as disclosed in Note 10.5 of our Consolidated Financial Statements. This decrease in our revenues from the use of main distribution and transmission grid was partially offset by the 1.9% growth in Copel Distribuição's grid market.

Construction revenues. Our revenues construction increased by 26.4%, or R$229.3 million, to R$1,097.3 million in 2018, compared to R$868.0 million in 2017. This increase was mainly due to the intensification of construction efforts in 2018 with the objective of improving our distribution and transmission infrastructure.

Fair value of assets from the indemnity for the concession. The fair value of the assets from the indemnity for the concession decreased by 16.8%, or R$9.6 million, to R$47.5 million in 2018, compared to R$57.1 million in 2017. The decrease was mainly due to lower variation in the distribution concession agreement’s assets.

Revenues from Telecommunications. Revenues from our telecommunications segment increased by 18.5%, or R$57.2 million, to R$366.2 million in 2018 compared to R$309.0 million in 2017, as a result of an increase in the number of customers in the retail market, notably in the internet broadband segment

Distribution of Piped Gas. Revenues from the distribution of piped gas increased by 22.5%, or R$102.4 million, to R$557.2 million in 2018, compared to R$454.8 million in 2017, due to the tariff adjustment and improvement of 2.9% in the gas market.

Sectorial Financial Assets and Liabilities. Sectoral financial assets and liabilities increased by 24.3%, or R$174.9 million, to R$893.7 million in 2018, compared to R$718.8 million in 2017. This variation was mainly due to the recognition of receivables resulting from the positive difference between the average price of eletricity purchased from Itaipu, Angra, CCGF and the Availability Contracts and the average price of the hedging rate. In relation to Itaipu's eletricity, the higher cost is due to the exchange variation, while in relation to other contracts the higher cost originates from the hydrological scenario (variations in GSF and PLD). For more information on this variation, see Note 9.2 to our Consolidated Financial Statements.

Other Operating Revenues. Other operating revenues increased by 34.2%, or R$48.3 million, to R$189.4 million in 2018, compared to R$141.1 million in 2017, mainly due to revenues from services rendered of the engineering contract of owner of the HPP Baixo Iguaçu, and higher revenues from leases and rents.

Cost of sales and services provided

Our consolidated costs of sales and services provided increased by 5.8% or R$691.7 million, to R$12,676.6 million in 2018 compared to R$11,984.9 million in 2017. The main factors leading to such increase in our cost of sales and services provided are as follows:

•

Electricity Purchased for Resale. Our purchased energy costs for resale increased by 3.2%, or R$195.8 million, to R$6,361.2 million in 2018, compared to R$6,165.4 million in 2017. This increase was mainly due to: (i) an  increase by 21.1% in the cost of eletricity purchased through bilateral contracts, explained in particular by the higher volume of eletricity purchased by Copel Comercialização (4,101 GWh in 2018 compared to 2,644 GWh in 2017), and (ii) an increase by 13.8% in the costs of purchasing eletricity from Itaipu, due to the exchange variation.

•

Charge of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid increased 65.3%, or R$464.8 million, to R$1,176.8 million in 2018, compared to R$712.0 million in 2017, mainly as a result of (i) the adjustment in TUST in June 2018 and June 2017 (when the indemnity related to RBSE assets began to incorporate Permitted Annual Revenue - APR, and in 2018 the impact was on the whole year), and (ii) cost of System Services Charges (ESS), reflecting the greater amount of resources received from the reserve electric energy (Coner) in 2017, due to the effects of the indemnities to the transmission of energy.

•

Personnel and Management. Personnel and administrative expenses increased by 1.1%, or R$14.5 million, to R$1,357.8 million in 2018, compared to R$1,343.3 million in 2017, as a result of (i) salary readjustment 3.97% of as of October 2018 and 1.63% as of October 2017, (ii) provision for indemnification for retirement incentive program (PDI), and (iii) an increase of R$22.7 million in the amount allocated to Profit Sharing - PLR, partially offset by a reduction in the number of employees.

•

Pension and Healthcare Plans. Pension and Healthcare expenses increased 2.6%, or R$6.2 million, to R$243.8 million in 2018, compared to R$237.6 million in 2017, due to the readjustment of the monthly care plans.

•	Material and Supplies. Material expenses decreased 1.6%, or R$1.3 million, to R$81.8 million in 2018 compared to R$83.1 million in 2017.
•

Material and Supplies for Power Electricity. These expenses decreased 79.8% or R$77.7 million, totaling R$19.7 million in 2018, compared to R$97.4 million in 2017, mainly as a result of the activation of Araucária TPP in 2017, and the corresponding increase in purchases of natural gas, while in 2018 the plant was not activated.

•

Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases increased 33.3%, or R$103.1 million, to R$412.6 million in 2018, compared to R$309.5 million in 2017, mainly due to growth in the market of Compagas and exchange variation.

•

Third-Party Services. Third-party service expenses increased by 9.7%, or R$50.7 million, to R$572.2 million in 2018, compared to R$521.5 million in 2017, mainly due to the higher maintenance value of the electric system, communication, data processing and transmission and advisory services and auditing services.

•

Depreciation and Amortization. Depreciation and amortization increased by 2.4%, or R$17.6 million, to R$749.2 million in 2018, compared to R$731.6 in 2017, mainly due to an increase in our non-current assets.

•

Accruals and Provisions. Provisions and reversals expenses decreased by 16.1%, or R$58.8 million, to R$306.7 million in 2018, compared to R$365.5 million in 2017, due in particular to the reversal of the provision for R$92.7 million related to an indemnification action against third parties.

•

Construction Cost. Construction costs increased by 4.8%, or R$48.3 million, to R$1,052.2 million in 2018, compared to R$1,003.9 million in 2017, mainly reflecting investments in transmission, distribution and Compagas assets.

•

Other Costs and Expenses. Other costs and expenses decreased 17.2%, or R$71.3 million, to R$342.7 million in 2018, compared to R$414.0 million in 2017. This reduction is mainly due to reimbursement from suppliers of wind farm assets of the Brisa Potiguar Complex in the amount of R$72.1 million.

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$135.9 million in 2018, an increase of 33.5%, compared to R$101.8 million in 2017, mainly due to a growth in the profits of our associate entities and joint ventures.

Namely, our equity accounting income for 2018 was: (i) loss of R$4.0 million from Voltalia, compared to loss of R$0.6 million in 2017; (ii) R$3.0 million from Costa Oeste, compared to loss of R$2.6 million in 2017; (iii) R$7.0 million from Marumbi compared to loss of R$9.5 million in 2017; (iv) R$1.2 million from Transmissora Sul Brasileira, compared to loss of R$5.0 million in 2017; (v) R$5.0 million from Caiuá, compared to loss of R$4.0 million in 2017; (vi) R$9.2 million from the Integração Maranhense compared to loss of R$8.9 million in 2017; (vii) R$50.4 million from Matrinchã compared to R$57.4 million in 2017; (viii) R$35.3 million from Guaraciaba, compared to R$25.4 million in 2017; (ix) loss of R$16.5 million from Paranaíba, compared to R$17.0 million in 2017; (x) loss of R$2.5 million from the Mata de Santa Genebra, compared to R$19.5 million in 2017; (xi) R$24.6 million from Cantareira compared to R$3.9 million in 2017; (xii) R$10.0 million from Dona Francisca compared to R$8.9 million in 2017; and (xiii) R$13.2 million from Foz do Chopim versus R$6.6 million from 2017.

Financial Results

We recognized a reduction of financial losses of 41.5%, or R$310.3 million, to R$438.1 million of net financial losses in 2018, compared to a net financial loss of R$748.4 million in 2017. This result is due to: (i) an increase by 16.4% in financial revenues, mainly due to the increase in interest and monetary variation on CRC onlendings and the recognition of tax credits, and (ii) a reduction of 13.5% in financial expenses, due to lower monetary, exchange rate and debt charges, mainly influenced by the reduction of the Selic rate.

Income Tax and Social Contribution Expenses

In 2018, our income tax and social contribution expenses increased to R$512.0 million, reflecting an effective tax rate of 26.2% in our pretax income, compared to R$274.7 million and an effective 19.7% in our pretax profit in 2017. The increase in our effective tax rate in 2018 compared to 2017 was primarily due to our enrollment in a special tax benefit program of the Brazilian Federal Tax Authority (Programa Especial de Regularização Tributária – PERT da Secretaria da Receita Federal). For more information on this special tax benefit program, see Note 13.3.1 to our Consolidated Financial Statements.

Results of Operations for 2017 Compared with 2016

The information contained herein reflects the restatement of Financial Results and Net Income of the Income Statement of the year 2016. For more information see Note 4.1 of our Consolidated Financial Statements for December 31, 2017.

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

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid decreased by 9.0%, or R$358.6 million, to R$3,617.9 million in 2017 compared to R$3,976.6 million in 2016. This decrease was mainly due to the recognition of the indemnification of assets related to the Existing System Basic Network (RBSE) which registered a revenue of R$361.2 million in 2017, compared to R$809.6 million in 2016, as disclosed in Note 10.4 of our Consolidated Financial Statements.” This decrease in our revenues from the use of main distribution and transmission grid was partially offset by the result of the 4th tariff review cycle in June 2016, which increased the Parcel B in 22%. For more information about the calculation of the tariff review, see “Item 4. Information on the Company - The Brazilian Electric Power Industry Rates and Prices”.

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

We believe our working capital is sufficient for our present requirements and the next 12 months. Our other principal uses of cash are to dividends payments and debt servicing. Capital expenditures were R$2,590.8 million in 2018 and R$2,524.7 million in 2017. The following table sets forth a breakdown of our capital expenditures for the periods indicated. Our capital expenditures are focused on projects located in Brazil.

As of December 31, 2018, our Net Working Capital ended negative by R$17.3 million. As in previous years, our capital requirement will be financed by cash from our operations and by external financing, which will serve to offset commitments arising from the maturity of previous external financing.

	Year ended December 31,
	2018	2017	2016
	(R$ million)
Generation and transmission¹	1,423.1	1,389.1	2,129.5
Distribution	696.0	630.4	777.1
Telecom	309.4	241.1	193.8
Investment of associates and joint ventures	87.5	248.2	503.1
Araucária Thermoelectric Plant	2.8	0.7	20.4
Compagas	15.6	13.7	25.8
Elejor	2.7	1.5	1.5
Others	53	-	-
Total	2,590.8	2,524.7	3,651.2

¹ Considers investment in projects held 100% by Copel GeT.

Our total budgeted capital expenditures for our wholly-owned subsidiaries for 2019 is R$1,993.5 million, of which:

•

R$794.8 million is for generation and transmission, R$59.3 million is for the construction of the Colíder Hydroelectric Plant, and R$18.1 million is for the construction of the Baixo Iguaçu Hydroelectric Plant;

•	R$835.0 million is for our distribution business;
•	R$290.2 million is for our telecommunication business;
•	R$59.2 million for the construction of the Cutia Wind Farm Complex; and
•	R$14.3 million is for other investments.

Our following subsidiaries also budgeted their own capital expenditures for 2019, as described as follows:

•	Compagas: R$20.3 million;
•	Araucária: R$0.8 million; and
•	Elejor: R$11.3 million.

Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2018 was our operating activities. Net cash provided by financing activities was R$1,286.5 million in 2018, compared with R$650.0 million in 2017. Net cash provided by operating activities was R$1,771.0 million in 2018, compared with R$989.2 million in 2017. In 2019, we expect to finance our liquidity and capital requirements primarily with cash provided by our operations and through debt financing from BNDES and the Brazilian capital markets.

As in prior years, we plan to make significant investments in future periods to expand and upgrade our generation, transmission and distribution businesses. In addition, we may seek to invest in other existing electric utilities, in communications services or in other areas, each of which may require additional domestic and international financing. Our ability to generate cash sufficient to meet our planned expenditures is dependent upon a variety of factors, including our ability to maintain adequate tariff levels, to obtain the required regulatory and environmental authorizations, to access domestic and international capital markets, and a variety of operating and other contingencies. We anticipate that our cash provided by operations may be insufficient to meet these planned capital expenditures, and that we may require additional financing from sources such as BNDES and the Brazilian and international capital markets.

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

Like other state-owned companies, we are subject to certain CMN restrictions on our ability to obtain financing from domestic and international financial institutions. CMN restrictions could limit our ability to obtain bank financing but do not affect our ability to access the Brazilian and international capital markets, and do not restrict our access to banking financing for the purpose of repaying or refinancing debt.

Our total outstanding loans and financing (including debentures) as of December 31, 2018 totaled R$11,565.4 million. Approximately R$104.7 million of the total debt outstanding as of December 31, 2018 was denominated in U.S. dollars. For more information on the terms of these loans and financings, including reference to their specific maturity dates and interest rate structure, see Notes 22 and 23 to our audited consolidated financial statements. We are not subject to seasonality with respect to our borrowing requirements. Our major loans and financing arrangements are:

Banco do Brasil:

•	We have R$1,006.5 million of outstanding debt with Banco do Brasil (not including the debentures listed below), consisting of financings we contracted to increase our working capital.

Debentures:

•

In May 2014, Copel Holding issued R$1,000.0 million in simple, non-convertible debentures, with an interest rate of 111.5% of the CDI index per year and with a five year maturity and payment of interest on a semester basis. As of December 31, 2018, we had an aggregate outstanding balance of R$336.1 million under  these debentures;

•

In May 2015, Copel GeT issued R$1,000.0 million in simple, in five-year non-convertible debentures, with an interest rate of 113% of the CDI index per year and payment of interest on an annual basis. As of December 31, 2018, we had an aggregate balance of R$695.3 million of outstanding debt under these debentures;

•

In October 2015, Copel Telecom issued R$160.0 million in simple, in nine-year non-convertible debentures. These debentures have an interest rate equal to IPCA index + 7.9633% per year, a five-year maturity and payment of interest on a semester  basis. As of December 31, 2018, we had an aggregate balance of R$186.8 million of outstanding debt under these debentures;

•

In March 2016, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms issued R$300.8 million in non-converstible debentures, with sixteen-year maturity and payment of interest on monthly basis. The interest rate of TJLP index + 2.02% per year is applicable to R$147.6 million and IPCA index + 9.87% per year is applicable to R$153.2 million. As of December 31, 2018, we had an aggregate balance of R$268.3 million of outstanding debt under these debentures. In addition, as of December 31, 2018, the subsidiaries Nova Asa Branca I Energias Renováveis S.A., Nova Asa Branca II Energias Renováveis S.A., Nova Asa Branca III Energias Renováveis S.A., Nova Eurus IV Energias Renováveis S.A. and Ventos de Santo Uriel did not comply with the Debt Service Coverage Ratio - ICSD of 1.3, when calculating the rate without considering the value of the compensation to suppliers of goods. On December 28, 2018, the Company requested preventively and received a letter from BNDES, referring to AE/DEENE2 No. 101/2018, not declaring accelerated maturity of the debentures in 2018. Except for the foregoing, as of December 31, 2018, all the conditions agreed had been fulfilled. For more information, see Note 23.3 to our audited consolidated financial statements;

•

In April 2016, Compagas privately issued R$33.6 million in simple non-convertible debentures, single series, with floating charge, with an interest rate equal to TJLP index + 2.17% per year, with a five-year maturity and payment of interest on a quartely basis. As of December 31, 2018, we had an aggregate balance of R$17.6 million of outstanding debt under these debentures;

•

In July 2016, Copel GeT issued R$1,000.0 million in three-year simple, non-convertible debentures, with an interest rate of 121% of the CDI index per year and payment of interest on an annual basis. As of December 31, 2018, we had an aggregate balance of R$515.0 million of outstanding debt under these debentures;

•

In October 2016, Copel Distribuição issued R$500.0 million in simple, non-convertible debentures, with an interest rate of 124% of the CDI index per year, with a three years maturity and payment of interest on an annual basis. As of December 31, 2018, we had an aggregate outstanding balance of R$250.9 million under these debentures;

•

In June 2017, Copel Holding issued R$520.0 million in simple, non-convertible debentures, with an interest rate of 117% of the CDI index per year, with a two years maturity and payment of interest . As of December 31, 2018, we had an aggregate outstanding balance of R$585.5 million under these debentures;

•

In July 2017, Copel Telecom issued R$220.0 million in five-year simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 5.4329% per year, a five-year maturity and payment of interest on an semestral basis. As of December 31, 2018, we had an aggregate outstanding balance of R$232.1 million under these debentures;

•

In October 2017, Copel Distribuição issued R$500.0 million in simple, non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a five years maturity and payment of interest on a semestral basis. As of December 31, 2018, we had an aggregate outstanding balance of R$502.6  million under these debentures;

•

In October 2017, Copel GeT issued R$1.0 billion in simple non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a five years maturity and payment of interest on a semestral basis. As of December 31, 2018, we had an aggregate outstanding balance of R$1,003.7 million under these debentures;

•

In January 2018, Copel Holding issued R$600.0 million in simple, non-convertible debentures, with an interest rate of 119% of the CDI index per year, with a three-years maturity and payment of interest on a semester basis. As of December 31, 2018, we had an aggregate outstanding balance of R$616.4 million under these debentures;

•

In July 2018, Copel GeT issued R$1.0 billion in simple, non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a five-years maturity and payment of interest on a semester basis . As of December 31, 2018, we had an aggregate outstanding balance of R$1,017.8 million under these debentures;

•

In September 2018, Copel GeT issued R$290.0 million in simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 7.6475% per year, with a seven-years maturity and payment of interest on a semester basis. As of December 31, 2018, we had an aggregate outstanding balance of R$286.2 million under these debentures; and

•

In September 2018, Copel Distribuição issued R$1.0 billion in simple, non-convertible debentures with an interest rate of CDI index + 2.70% per year, with a five-years maturity and payment of interest on a semester basis . As of December 31, 2018, we had an aggregate outstanding balance of R$1,003.5 million under these debentures.

BNDES

•

In December 2013, we received approval for the BNDES financing of HPP Colíder in an aggregate amount of R$1,041.2 million. As of December 31, 2013, we had received R$840.1 million of this amount, with the remaining disbursements to be made in accordance with the construction schedule of HPP Colíder. Additionally, BNDES approved the finance of the Cerquilho III transmission substation in the amount of R$17.6 million, which was disbursed in a single installment. As of December 31, 2018, the aggregate outstanding balance of these two contracts totaled R$854.5 million;

•

BNDES has provided a loan to Copel of R$339.0 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES and Banco do Brasil until full repayment of the loan. As of December 31, 2018, we had an aggregate of R$214.7 million in outstanding debt with BNDES and Banco do Brasil under this facility;

•

In December 2011, we entered into a financing contract with BNDES in the total value of R$44.7 million for the construction of Transmission Line Foz do Iguacu - Cascavel Oeste, with maturity in 14 years. As of December 31, 2018, we had an aggregate of R$24.3 million in outstanding debt under this financing contract;

•

In March 2012, we entered into a financing contract with BNDES in the total value of R$282.1 million for the construction of GE Farol, Ge Boa Vista, GE São Bento do Norte and GE Olho D’Água Wind Farms with maturity in 16 years. As of December 31, 2018, we had an aggregate of R$235.1 million in outstanding debt under this financing contract;

•

In September 2012, we entered into a financing contract with BNDES in the total value of R$73.1 million for the construction of SHP Cavernoso II, with maturity in 16 years. As of December 31, 2018, we had an aggregate balance of R$50.9 million of outstanding debt under this financing contract;

•

In December 2014, we entered into a financing contract with BNDES to finance the improvement of the distribution system of the greater Curitiba area, with maturity in 9.4 years. We have obtained a R$139.1 million funding on December 2014 and as of December 31, 2018, we had an aggregate outstanding balance of R$69.6 million under this financing contract;

•

In June 2015, we entered into a financing contract with BNDES in the total value of R$124.0 million for the construction Santa Helena and Santa Maria Wind Farm, with maturity in 6 years. As of December 31, 2018, we had an aggregate balance of R$100.3 million of outstanding debt under this financing contract;

•

In December 2015, we entered into a financing contract with BNDES in the total value of R$55.8 million for the construction of Transmission Line Assis - Paraguaçu Paulista II and Londrina - Figueira e Salto Osório - Foz do Chopim C2, with maturity in 15 years. As of December 31, 2018, we had an aggregate balance of R$38.5 million of outstanding debt under this financing contract;

•

In October 2018, we entered into a financing contract with BNDES in the total value of R$194.0 million for the implementing Baixo Iguaçu Hydroelectric Power Plant as well as its associated transmission system, with maturity in 17 years. As of December 31, 2018, we had an aggregate balance of R$158.6 million of outstanding debt under this financing contract; and

•

In October 2018, we entered into a financing contract with BNDES in the total value of R$619.4 million for the construction and implementing Cutia Empreendimentos Eólicos Wind Farms, with maturity in 17 years. As of December 31, 2018, we had an aggregate balance of R$505.4 million of outstanding debt under this financing contract.

ELETROBRAS

•	We have R$21.6 million in outstanding debt with Eletrobras (i) for the Salto Caxias plant and (ii) under government programs to finance distribution projects;

FINEP

•

In July 2012, a loan agreement in the amount of R$52.2 million was signed by Copel Telecomunicações S.A. with FINEP to partially finance the BEL – Extra Broadband project. As of December 31, 2018, we had an aggregate outstanding balance of R$10.6 million under this loan agreement.

Promissory notes

•

In May 2017, Copel GeT issued R$500.0 million of promissory notes with an interest rate of 117% of the CDI index per year, with maturity in two years. As of December 31, 2018, we had an aggregate outstanding balance of R$571.8 million under these promissory notes.

We are party to several legal proceedings that could have a material adverse impact on our liquidity if the rulings are unfavorable to us. In addition, we are contesting a determination by ANEEL that would require us to pay additional amounts for energy we purchased for resale during the electricity-rationing period in 2001 and the first quarter of 2002. We are also involved in several lawsuits, including challenges to the legality of certain federal taxes, which have been assessed against us, claims by industrial customers that certain increases in electricity tariffs from March through November 1986 were illegal and several labor-related claims. These contingencies are described in “Item 8. Financial Information—Legal Proceedings”. If any of these claims are decided against us either individually or in the aggregate, they could have a material adverse effect on our liquidity and our financial condition.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth certain of our contractual obligations as of December 31, 2018, and the period in which such contractual obligations come due.

	Payments due by period
	Total	Less than1 year	1-3 years	3-5 years	More than 5 years
	(R$ million)
Contractual obligations:
Loans and financing(1)	5,280.7	1,382.4	1,454.8	596.8	1,846.7
Debentures(2)	9,478.8	2,610.8	3,492.8	2,824.3	550.9
Suppliers(3)	1,469.2	1,415.1	29.0	-	25.1
Purchase obligations(4)	133,662.9	3,891.8	8,351.4	9,424.6	111,995.1
Concession payments(5)	1,731.3	71.4	150.1	162.3	1,347.5
Eletrobras ‒ Itaipu(6)	6,975.1	1,253.8	2,875.4	2,845.9	-
Installment due to the Federal Revenue of Brazil(7)	802.0	119.4	123.5	118,2	440.9
Post-employment benefits(8)	9,653.0	549.8	1,161.3	1,113.5	6,828.4
Sectoral Financial liabilities(9)	106.8	-	106.8	-	-
Total	169,159.8	11,294.5	17,745.1	17,085.6	123,034.6

(1) Includes interest as agreed under agreements in the amount of R$1,337.4. For more details, see Note 22 to our audited consolidated financial statements.

(2) Includes interest as agreed under relevant agreements in the amount of R$1,945.4. For more details, see Note 23 to our audited consolidated financial statements.

(3) Mainly consists of Electricity purchased from auctions on the CCEAR with balances falling due in less than 30 days and gas supplied by Petrobras to the Araucária Thermoelectric Plant.

(4) Consists of binding power purchase commitments. Includes monetary restatements as agreed under relevant agreements.

(5) Payments to the federal government arising from Elejor, Mauá, Colíder, Rio Jordão and Baixo Iguaçu facilities concession agreement. Includes interest and applicable monetary restatements.

(6) Includes expected exchange variation.

(7) Income Tax and Social Contribution due by Copel Geração e Transmissão in 2014 and joining the Special Tax Regularization Program (Programa Especial de Regularização Tributária – Pert) in August 2017 by Copel Distribuição. Includes interest and applicable monetary restatement.

(8) For more details, see Note 24 to our audited consolidated financial statements.

(9) For more details, see Note 9 to our audited consolidated financial statements.

We are also subject to risks with respect to tax, labor and civil claims and have provisioned R$1,664.8  million for accrued liabilities under legal proceedings related to these claims as of December 31, 2018. For more information, see “Item 8. Financial Information—Legal Proceedings” and Notes 16 and 29 to our audited consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have not engaged in any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on the registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

With the adoption of IFRS 16, from January 1st, 2019 the Company will recognize a right to use asset and a lease liability at the present value of approximately R$ 114,000, resulting in a variation of no more than 0.5% of the total consolidated asset as of December 31, 2018, with no impact on Equity.

Item 6. Directors, Senior Management and Employees

We are managed by:

•	a Board of Directors, which may be composed of up to nine (9) members and is currently composed of seven (7) members; and
•	a Board of Executive Officers, which is currently composed of six (6) members.

BOARD OF DIRECTORS

The Board of Directors ordinarily meets monthly. A majority of the members of the Board of Directors is required for the meeting to be held, and decisions are taken by a majority vote of those present at the meeting. For additional information, see “Item 10. Additional Information - Memorandum and Articles of Association”. The members of the Board of Directors are elected to serve for two-year terms and may be reelected. Among the current seven members of the Board of Directors:

•	five were elected by the controlling shareholders (two of which were appointed by BNDESPAR pursuant to the shareholders’ agreement that was in force until December 21, 2018);
•	one was elected by minority shareholders; and
•	one was elected by our employees.

According to Brazilian Corporate Law, minority shareholders are entitled to appoint and remove a member of the Board of Directors, in a separate election, without the participation of the controlling shareholder, if such minority shareholders hold (i) at least 15% of the company’s voting shares or (ii) at least 10% of the company’s outstanding non-voting shares.

Also according to Brazilian Coroporate law, the member of our Board of Directors who is elected by the non-controlling shareholders has the right to veto (provided it is duly justified) the appointment of the independent auditor made by the majority of the members of our Board of Directors.

The terms of the current members of the Board of Directors expire in April 2019 but, under Brazilian law, such members should remain in office until new members are appointed by the shareholders in an Annual Meeting and take office. A Shareholders’ Annual Meeting is scheduled for April 29, 2019. The current members of our Board of Directors are:

Name	Position	Since
Mauricio Schulman	Chairman	2017
Leila Abraham Loria	Director	2017
Olga Stankevicius Colpo	Director	2017
Sérgio Abu-Jamra Misael	Director	2017
Adriana Angela Antoniolli	Director	2017
Marco Antônio Barbosa Cândido	Director	2018
Daniel Pimentel Slaviero	Director	2019
*Currently there are two vacant positions

The following are brief biographies of the current members of our Board of Directors:

Mauricio Schulman. Mr. Schulman was born on January 21, 1932. He received a post-graduate degree in Business Administration (1972) and he took perfectioning training courses in Electricity and Economy in France (1960-1961). Mr. Schulman holds a degree in Civil Engineering, from Universidade Federal do Paraná (1950-1954). He was the Chief Executive Officer at Federação Brasileira de Bancos - Febraban/Fenaban (National Bank Federation) (1994-1997); Chairman of the Board of Directors at Light S.A. (1979-1980); Chairman of the Brazilian Committee at the Comisión de Integración Energética Regional - Bracier (1979-1980); Member of the Board of Directors at BNDE (1974-1980); Member of the National Monetary Council (Conselho Monetário Nacional) (1974-1979); Chief Executive Officer at the Banco Nacional de Habitação - BNH (1974-1979); State Secretary of the Treasury in the State of Paraná (1970-1974); Chief Corporate Management Officer and Chief Executive Officer at Eletrobras (1967-1970 and 1979-1980); Advisor at the Brazilian Federal Government Ministry of Planning and General Coordination (1964-1966); Chief Administrative Officer at Companhia Paranaense de Desenvolvimento Econômico do Paraná - Codepar (1962); and Civil Engineer and Chief Technical Officer at Companhia Paranaense de Energia - Copel (1956-1984).

Leila Abraham Loria. Ms. Loria was born on January 26, 1954. Ms. Loria took an advanced Governance, Risk and Compliance training course at Risk University - KPMG (2018) and a Corporate Governance and Innovation course at Nova School of Business and Economics, in Lisbon, Portugal (2016). She holds a Post-MBA in Corporate Governance and Capital Markets for executives from B.I. International (2015) and an International Executive MBA from APG-Amana (1994). Ms. Loria also has a Taught Master’s Degree in Business Administration from COPPEAD-UFRJ Business School (1978) and a Bachelor’s Degree in Business Administration from Fundação Getúlio Vargas (1976). Ms. Loria is currently a member of the Board of the Brazilian Institute of Corporate Governance - IBGC, and of the Board of Directors of Madeira Energia - MESA. She is also a member of the Advisory Board of Casas Pernambucanas, INPLAC Indústria de Plástico and Costão do Santinho Resort. Previously, she was a Member of the Board of Directors of COPPEAD (2005-2018), Telefonica Vivo (2010-2015), Fundação Telefônica (2010-2015), Direct TV (1997-2010); Tevecap (1997-2006) and Canbras, a joint venture between Abril and Bell Canada (1998-2002); Chief Business Officer at Walmart (1994-1997).

Olga Stankevicius Colpo. Ms. Colpo was born on May 26, 1952. Ms. Colpo received a post-graduate degree from the Executive Program of Singularity University (2018), an international executive MBA degree from FIA/USP (2000); she took a specialization course in International Business at Harvard University (1996), a specialization course in Managing Managers at Michigan University (1986); a Continued Education Program in Human Resources Management from Fundação Getúlio Vargas (1984); and a specialization course in Organizational Psychology at UMC (1975). Ms. Colpo is currently a Member of the Board of Directors of Solvi S.A., Member of the Board of Directors, Audit Committee and People Committee at Banco BMG S.A.; Member of the Consulting Board of the International Executive MBA at FIA; Counselor and Member of the Executive Board at Childhood Brasil; Visiting Professor at the International Executive MBA program at FIA/USP; and Visiting Professor of the Board of Directors Training Course at IBGC. Previously, she was the Chief Executive Officer at Participações Morro Vermelho S.A. (2009-2016); Partner at PwC - PricewaterhouseCoopers (1999-2009).

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

Adriana Angela Antoniolli. Ms. Antoniolli was born on November 19, 1966. Ms. Antoniolli received a post-graduate degree in Applied Law from Escola da Magistratura do Paraná (2011) and a post-graduate degree in Marketing and Advertising from Instituto Superior de Pós-graduação - ISPG (2000). Ms. Antoniolli holds a degree in Law from Universidade Tuiuti do Paraná (2008) and a degree in Accounting from Faculdade de Educação, Ciências e Letras de Cascavel (1988). She is currently a Regulatory Analyst at Copel. Previously, she acted as Services Department Manager at Copel (2013-2015); East Revenue Department Manager at Copel (2009-2013); and Business Procedures Department Manager at Copel (2008). Ms. Antoniolli was appointed as a member of our Board of Directors as a representative of our employees.

Marco Antônio Barbosa Cândido. Mr. Cândido was born on March 6, 1969. Mr. Cândido holds a Ph.D. degree in Production Engineering from Universidade Federal de Santa Catarina - UFSC (1997), a Master degree in Production Engineering from Universidade Federal de Santa Catarina - UFSC (1994) and a degree in  Aeronautical Mechanics Engineering from Instituto Tecnológico de Aeronáutica - ITA (1991). Mr. Cândido is currently an officer at A3 Capital Assessoria e Consultoria Financeira, Chief Executive Officer and Founding Partner at MBC Consultoria, member of the Board of Directors of Hospital Santa Rita and Santa Rita Saúde health care provider in the city of Maringá – PR, and member of the Board of Directors at the hotel group Rafain, in the city of Foz do Iguaçu - PR. Previously, he was a professor and researcher at Pontifícia Universidade Católica do Paraná - PUCPR (1995-2013); Chief Executive Officer at Associação Paranaense de Cultura - APC, a parent company of Pontifícia Universidade Católica do Paraná - PUCPR (2005-2012); Chief Executive Officer at Grupo Marista (2012-2013); Chief Executive Officer at Grupo Paysage (2013-2015); member of the Board of Directors at Sistema de Saúde Mãe de Deus, health care provider in the state of Rio Grande do Sul (2014-2015); and member of the Board of Directors at Grupo Positivo (2014-2016).

Daniel Pimentel Slaviero. Mr. Slaviero was born on November 22, 1980. Mr. Slaviero has completed the Owner/President Management - OPM program (2015) and the YPO Harvard President Seminar (2010), both from Harvard Business School. Mr. Slaviero has also completed the Executive Business Program (STC) from Kellog School of Management/Fundação Dom Cabral (2009); and holds a degree in Business Administration from Universidade Positivo - UP (2001). He is currently Copel’s Chief Executive Officer and Chairman of the Board of Directors of Copel Geração e Transmissão S.A. – Copel GeT, Copel Distribuição S.A. – Copel DIS, Copel Comercialização S.A., Copel Telecomunicações S.A. – Copel Telecom and Copel Renováveis S.A. – Copel REN. Previously he acted as the Chief Executive Officer at Sistema Brasileiro de Televisão - SBT (2017-2018); Chief Business Officer at Sistema Brasileiro de Televisão - SBT (2017-2018); Institutional Director at Grupo Silvio Santos - GSS (2010-2017); General Director at Sistema Brasileiro de Televisão - SBT Brasília (2010-2017); Chairman at Brazilian Association of Radio and Television Broadcasters - ABERT (2006-2016); Executive Officer at Grupo Paulo Pimentel - GPP (2001-2010); and Programming and Production Manager at Grupo Paulo Pimentel - GPP (2000-2001).

BOARD OF EXECUTIVE OFFICERS

Our Board of Executive Officers meets every two weeks and is responsible for the daily management of the Company. Each Executive Officer also has individual responsibilities established by the Board’s internal rules.

According to our bylaws, our Board of Executive Officers consists of six (6) members. The Executive Officers are elected by the Board of Directors for two-year terms but may be removed by the Board of Directors at any time. The terms of the current members of the Board of Executive Officers expire in December 2019. The current members are as follows:

Name	Position	Since
Daniel Pimentel Slaviero	Chief Executive Officer	2019
Ana Letícia Feller	Chief Business Management Officer	2018
Adriano Rudek de Moura	Chief Financial and Investor Relations Officer	2017
Cassio Santana da Silva	Chief Business Development Officer	2019
Eduardo Vieira de Souza Barbosa	Chief Legal and Institutional Relations Officer	2019
Vicente Loiácono Neto	Chief Governance, Risk and Compliance Officer	2018

The following are brief biographies of the current members of our Board of Executive Officers:

Daniel Pimentel Slaviero. Mr. Slaviero has been our Chief Executive Officer since January 8, 2019. For biographical information regarding Mr. Slaviero, see “Board of Directors”.

Ana Letícia Feller. Ms. Feller was born on October 15, 1977. She received an MBA degree in Leadership with emphasis in Management, from Estação Business School (2015); a Post-graduate degree in Management with emphasis in Strategic People Management, from FAE Centro Universitário (2009); and a Post-graduate degree in Labor Law, from Unibrasil (2005). She holds a Bachelor’s degree in Law from Pontifícia Universidade Católica do Paraná (2000). Ms. Feller has been a Lawyer at Companhia Paranaense de Energia - Copel since 2000, where she also served as Assistant to the Chief Business Management Officer (2017-2018); Chair of the Permanent Compensation Committee (2017-2018); Chair of the Management Committee (2017-2018); Human Resources Chief Official (2007-2010 e 2013-2017); and Member of the Ethical Guidance Council (2006-2008 e 2010-2012). Additionally, she was an alternate member of the Deliberative Council of Fundação Copel de Previdência e Assistência Social (2014-2018). She is currently a Member of the Board of Directors of Copel Distribuição S.A. – Copel DIS, Copel Comercialização S.A., Copel Telecomunicações S.A. – Copel Telecom and Copel Renováveis S.A. – Copel REN.

Adriano Rudek de Moura. Mr. Moura was born on September 25, 1962. Mr. Moura took a professional development course at Duke’s Fuqua School of Business (2010) and a professional development course at Harvard Business School (2007). Mr. Moura received a post-graduation degree in Finance and Controllership from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI/USP (1997). Mr. Moura holds a degree in Accounting from Centro Universitário Ítalo Brasileiro – Unítalo (1985). Mr. Moura is currently the Chief Financial Officer of Copel Geração e Transmissão S.A. - Copel GeT; Chief Financial Officer of Copel Distribuição S.A. - Copel DIS; Chief Financial Officer of Copel Comercialização S.A. - Copel COM; and Chief Financial Officer of Copel Renováveis S.A. - Copel REN. Previously, he was the Vice-president and Chief Management, Financial and Investor Relations Officer at Elecrolux for Latin America (2003-2017); Chief Management, Financial and Investor Relations Officer at Electrolux do Brasil (1999-2003); Controller at Electrolux do Brasil (1997-1999); Vice-president at Associação Nacional de Fabricantes de Produtos Eletroeletrônicos (National Association of Home Appliance Manufacturers) - Eletros (2013-2015); Member of the Board of Directors at CTI (2011-2017); Member of the Board of Directors at Eletros (2013-2015); Member of the Supervisory Board at Gafisa (2009-2014); Member of the Supervisory Board at Tenda (2009-2014); Member of the Supervisory Board at Alphaville (2012-2013); graduate school Professor at Fundação Armando Alvares Penteado - FAAP (1999); Professor at Faculdade de Administração de Empresas e Economia do Paraná – FAE (1995); and Auditor and consultant at Arthur Andersen (1982-1997).

Cassio Santana da Silva. Mr. da Silva was born on August 14, 1978. He holds a Bachelor’s degree in Business Administration from Universidade Federal do Paraná - UFPR (2002); and an Executive MBA from Fundação Getúlio Vargas - Rio de Janeiro (2003). He is currently the Chief Business Development Officer at Copel. Previously, he held leading positions in many multinational companies, such as Business Unit Manager at Telefônica Brasil S.A. (2014-2019); Senior Brand and Trade Manager at Kimberly Clark (2011-2013); Marketing and Trade Marketing Manager at Danone Northeastern Business Unit (2009-2011); National Trade Marketing Manager at Danone (2008-2009); Trade Marketing Manager at Philip Morris (2007-2008); Regional Sales Manager at Ambev in the Dominican Republic (2006-2007); Trade Marketing Manager (2005-2006) and Sales Manager (2002-2005) at AmBev.

Eduardo Vieira de Souza Barbosa. Mr. Barbosa was born on October 3, 1982. Mr. Barbosa has a Specialization degree in Constitutional Law from Academia Brasileira de Direito Constitucional - ABDConst. Mr. Barbosa holds a Bachelor’s degree in Law from Universidade Tuiuti do Paraná - UTP. He is currently Copel’s Chief Legal and Institutional Relations Officer, as well as the Chief Legal and Institutional Relations Officer of Copel Geração e Transmissão S.A. – Copel GeT, Copel Distribuição S.A. – Copel DIS, Copel Comercialização S.A. and Copel Renováveis S.A. – Copel REN. Previously he acted as Chief Legal Officer of the Conselho de Jovens Empresários - CJE (Young Entrepreneurs Committee) at the State of Paraná Trade Association (2011-2016); Member of the Political Council of the State of Paraná Trade Association (2013-2016); Strategic Consultant of Companhia Paranaense de Saneamento do Paraná - Sanepar, Assistant to the Chief Legal Officer for CS Bioenergia S.A. (2015); Chief Prosecutor of the Commercial Registry of the State of Paraná (2011-2015); and Legal adviser and referee to legal and individual entities directly and indirectly linked to Public Administration.

Vicente Loiácono Neto. Mr. Loiácono was born on June 4, 1983. He received a Post-Graduate degree in Civil Procedure Law from Universidade do Sul de Santa Catarina (2010). He holds a Bachelor’s degree in Law from Faculdades Integradas Curitiba (2007) and he is currently Chief Governance, Risk and Compliance Officer at Companhia Paranaense de Energia - Copel. Mr. Loiácono has been a Lawyer at Company since 2011, where he also served as Advisor to the CEO (2017-2018); Regulatory Area Manager at Copel Distribuição S.A. (2016-2017); Advisor to the Chief Corporate Management Officer of Companhia Paranaense de Energia - Copel (2013-2016); Member of the Supervisory Board of Fundação Copel de Previdência e Assistência Social (2015); Member of the Ethical Guidance Council of Companhia Paranaense de Energia - Copel (2014); and Advisor to the Chief Legal Officer of Companhia Paranaense de Energia - Copel (2013). Previously, Mr. Loiácono had served as Lawyer at Punho Construtora e Serviços Ltda. (2008-2010); Advisor to the Appeal Panel of Tribunal de Justiça do Paraná (2007-2008); and Legal Assistant at Instituto Curitiba de Informática (2005-2006).

SUPERVISORY BOARD

We have a permanent Supervisory Board (Conselho Fiscal), which generally meets monthly. The Supervisory Board consists of five (5) members and five (5) alternates elected for two-year terms by the shareholders at the annual meeting. The Supervisory Board, which is independent of our management and of our external auditors,has the responsibilities provided in Federal Law No. 6,404/1976 and Federal Law No. 13,303/2016, which include, among others:

•	reviewing our financial statements and reporting on them to our shareholders;
•	issuing reports on proposed changes in capitalization, corporate budgets and proposed dividend distributions and any corporate reorganization to be submitted to the shareholders; and
•	in general, supervising the activities of management and reporting on them to our shareholders.

The following table lists the current and alternate members of the Supervisory Board, who were appointed at the 63rd annual shareholders’ meeting held on June 15, 2018. The term of all members of the Supervisory Board indicated below will expire in April 2019, but, under Brazilian law, such members should remain in office until a new member is appointed by the Company’s Shareholders Annual Meeting. A Shareholders’ Annual Meeting is expected to occur on April 29, 2019.

Name	Since

Roberto Lamb	2017
Letícia Pedercini Issa Maia(1)	2017
David Antonio Baggio Batista	2018
George Hermann Rodolfo Tormin	2018
Clemenceau Merheb Calixto	2018
ALTERNATES
Kurt Janos Toth	2017
Gilberto Pereira Issa(1)	2018
Otamir Cesar Martins	2018
João Luiz Giona Junior	2018
Julio Takeshi Suzuki Júnior	2018

(1) Letícia Pedercini Issa Maia, member of our Supervisory Board, is the daughter of Gilberto Pereira Issa, an alternate member of our Supervisory Board.

AUDIT COMMITTEE

Pursuant to Rule 10A-3 under the Securities Exchange Act and our bylaws, our Audit Committee is composed of five members of our Board of Directors, each of whom serves a term of two years, and may be re-elected  up to three consecutives times. Pursuant to the Audit Committee charter, the members of this committee are appointed by, and may be replaced by, a resolution taken by our Board of Directors. The members of the Audit Committee are Mr. Mauricio Schulman (chairman), Ms. Leila Abraham Loria, Ms. Olga Stankevicius Colpo and Mr. Marco Antônio Barbosa Cândido and, due to the resignation of one member, one position in the Audit Committee is currently vacant.The Audit Committee is responsible for auditing, supervising and fiscalizalizing the processes related to the preparation of our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the effectiveness of our internal control and risk management procedures and staff.

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

COMPENSATION OF DIRECTORS, OFFICERS, SUPERVISORY BOARD MEMBERS AND AUDIT COMMITTEE MEMBERS

Under Brazilian Corporate law, the total compensation of the Board of Directors, Executive Board and Supervisory Board is established annually by our general shareholders meeting. Under parapraph 3 of section162 of the Brazilian Corporate Law, the compensation of the members of our Supervisory Board must be equal to, or greater than, 10% of the average compensation paid to the members of our Executive Board (excluding benefits, representation funds and profit-sharing plans, if applicable). The members of our Supervisory Board received in 2018 15% of the monthly compensation of the Chief Executive Officer. Finally, the members of our Audit Committee (who are also members of our Board of Directors) received the monthly compensation paid to the members of the Supervisory Board plus R$5,000.

For the year ended December 31, 2018, the aggregate amount of compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Supervisory Board was R$11.7 million, of which 79.0% was for our Board of Executive Officers, 14% was for our Board of Directors, and 7% was for our Supervisory Board, as approved by our 63rd annual shareholders’ meeting held on June 15, 2018.

The following table shows additional details about the compensation paid to the members of our Board of Directors, Executive Board and Supervisory Board for the periods indicated.

	Compensation (R$’000) in the years ended December 31,
	Board of Directors			Executive Officers			Supervisory Board
Area	2018	2017	2016	2018	2017	2016	2018	2017	2016
Number of members(1)	8.58	8.75	7,50	7.00	6.00	6.00	5.00	5.00	5.00
Total Salary	854.4	987.2	1,159.6	6,562.1	6,652.7	6,417.9	628.2	557.2	505.1
Largest Salary	268.8	153.3	235.9	1,404.2	1,431.4	1,413.1	169.8	162.9	103.2
Smallest Salary	156.0	134.2	138.7	867.2	868.4	632.3	90.2	162.9	103.2
Average Salary	206.3	148.3	181.8	1,375.1	1,346.4	1,150.2	159.2	162.9	103.2
Compensation for attending committees(2)	508.5	62.8	180.6	-	-	-	-	-	-
Others(3)	322.3	247.2	23.5	2,719.6	2,771.9	483.0	154.9	153.0	11.1
Total	1,685.2	1,297.2	1,363.7	9,281.7	9,424.6	6,900.9	783.1	710.2	516.2

(1) This figure corresponds to the average number of members per year.

(2) Refers to Statutory Audit Committee.

(3) Refers to Private Pension Contribution, Assistance Plan for all members and Representation Grant for Executive Officers.

We have no service contracts with our directors providing for benefits upon termination of employment. We do not have a stock option plan for our directors, officers or employees.

EMPLOYEES

On December 31, 2018, we had 7,611 employees, compared to 8,245 employees on December 31, 2017 and 8,531 employees on December 31, 2016. Including employees at Compagas, Elejor and UEG Araucária Ltda. (companies in which we have a majority stake) we had 7,794 employees as of December 31, 2018.

The following table sets forth the number of our employees and a breakdown of employees by area of activity as of the dates indicated in each area of our operations.

	As of December 31,
Area	2018	2017	2016
Generation and transmission	1,660	1,734	1,680
Distribution	5,364	5,746	6,022
Telecommunications	478	649	660
Corporation staff and research and development	75	78	69
Other employees	34	38	100
Total employees of Copel wholly-owned subsidiaries	7,611	8,245	8,531
Compagas	159	163	162
Elejor	7	7	7
Araucária	17	17	16
Total	7,794	8,432	8,716

All of our employees are covered by collective bargaining agreements that we renegotiate annually with the unions that represent the various employee groups. In 2018, we negotiated and signed labor agreements with the unions representing our employees. These new bargaining agreements became effective in October and will be in place for a one-year term. We agreed to salary increases of 3.97% in 2018 compared to 2017 salaries.

We provide a number of benefits to our employees. The most significant is our sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2018, approximately 99% of our employees had elected to participate in a defined contribution plan.

In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement between an employee committee and us. An employee’s receipt of compensation is conditioned on the company meeting certain benchmarks described in the above-mentioned agreement, as confirmed in our published year-end financial statements. The amount of profit-sharing distributions reserved and approved for the 2018 fiscal year (including Compagas) was R$ 91.5 million. The amount of profit-sharing distributions accrued and approved for the 2017 fiscal year (including Compagas) was R$68.8 million. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

On August 1, 2016, we launched a new retirement incentive program (“PDI”), in which an employee who had worked at least 20 years at Copel and was at least 50 years of age could join. Employees who simultaneously met the following requirements were entitled to join the PDI: (i) being 55 years old and having obtained the retirement benefit; or (ii) being 55 years old and having the sum of the minimum contribution time plus age in accordance with the National Institute of Social Security (“INSS”) standards.

On December 22, 2017, Circular Letter No. 103/2017 announced the termination of the PDI as of March 31st, 2018. Employees who met the requirements of the PDI were entitled to adhere to it until March 31st, 2018, and would be dismissed until December 15th, 2018. Until December 31, 2018, five hundred and sixty three (563) employees had been dismissed under the program, totaling R$102.6 million in benefits/indemnity compensation for the termination of employment contracts.

SHARE OWNERSHIP

As of March 31, 2019, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.

The following table indicates the board members, executive officers and members of the Supervisory Board who held shares as of March 31, 2019, and their respective share ownership as of such date. No other board member, executive officer, members or alternate members of the Supervisory Board held shares issued by the Company on March 31, 2019.

	Number of shares
	Common	Class A	Class B
Board of Directors
Mauricio Schulman	1	-	-
Leila Abraham Loria	1	-	-
Olga Stankevicius Colpo	1	-	-
Sérgio Abu-Jamra Misael	412	-	-
Adriana Angela Antoniolli	1	-	-
Marco Antônio Barbosa Cândido	1	-	-
Executive Officers
-	-	-	-
Supervisory Board - Members
Letícia Pedercini Issa Maia	2	-	2
Supervisory Board - Alternates
-	-	-	--

We have no share-based incentive plan for employees.

Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. On December 31, 2018, the State of Paraná directly owned 58.6% of the Common Shares. The State of Paraná does not have any different voting rights, but as long as it holds a majority of our Common Shares, it will have the right to elect a majority of our directors.

On December 31, 2018, BNDESPAR owned directly 26.4% of our Common Shares. The shareholders’ agreement entered into by and between the State of Paraná and BNDESPAR on December 22, 1998, and amended on March 29, 2001, was terminated on December 21, 2018.

The following table sets forth certain information regarding the ownership of our Common Shares on December 31, 2018:

Shareholder	Common shares
	(thousands)	(% of total)
State of Paraná	85,029	58.6
BNDESPAR	38,299	26.4
Eletrobras	1,531	1.1
Public Float – ADRs	649	0.4
Public Float – B3 (Brasil, Bolsa, Balcão)	19,187	13.2
Other	336	0.2
All directors and officers as a group(1)	-	-
Total	145,031	100.0

 (1) On December 31, 2018, our directors and officers held an aggregate of 419 Common Shares.

The following table sets forth certain information regarding the ownership of our Class B Shares on December 31, 2018:

Shareholder	Class B Shares
	(thousand)	(% of total)
State of Paraná	–	–
BNDESPAR	27,282	21.3
Eletrobras	–	–
Traded as ADSs	30,973	24.1
Traded in the B3 (Brasil, Bolsa, Balcão)	69,783	54.4
Other	258	0.2
All directors and officers as a group	–	–
Total	128,296	100.0

As of March 31, 2019, 2.00% of the Common Shares and 18.82% of the Class B Shares were held by 202 holders that reside in the United States and have registered with the Companhia Brasileira de Liquidação e Custódia (“CBLC”). At the same date, the ADSs represented 0.28% of the Common Shares and 24.85% of the Class B Shares, and together, approximately 11.80% of our total share capital. By March 31, 2019, there were no conversions of  Class A Shares into Class B shares. For the last three fiscal years, we had no changes in the amount of our issued corporate capital, in the number of our shares or in the voting rights of our shares.

Related Party Transactions

We engage in transactions, including the sale of electric energy, with our principal shareholders and with our affiliates. The tariffs we charge on electric energy sold to our related parties are approved by ANEEL, and the amounts are not material. We also provide guarantees in the context of financing transactions and power purchase agreements entered into by our subsidiaries in the ordinary course of business. For more information, see Notes 36 and 36.1 to our audited consolidated financial statements.

Transactions with Shareholders

The following summarizes the most significant transactions with our principal shareholders:

Government of the State of Paraná

The State of Paraná owns 58.6% of our Common Shares. We had accounts receivable from the government of the State of Paraná under the CRC Account agreement in the amount of R$1,445.0 million as of December 31, 2018. The outstanding balance bears interest of 6.65% per year and is adjusted in accordance with the IGP-DI inflation index. We recorded interest income and monetary variation receivable from the government of the State of Paraná under the CRC Account of R$188.8 million in 2018. For more information, see “Item 5. Operating and Financial Review and Prospects—Overview—Impact of the CRC Account” and Note 36 to our audited consolidated financial statements.

We also had an amount receivable of R$10.4 million related to the Luz Fraterna Program, a program that allows the State of Paraná to pay off the energy bills of customers enrolled in the Social Electricity Tariff, provided that consumption does not exceed 120 kWh. For more information, see Note 36 to our audited consolidated financial statements.

We also had an amount receivable of R$15.8 million related to the telecommunication services and equipment and infrastructure leases, and such services generated in 2018 an operating income of R$41.4 million. For more information, see Note 36 to our audited consolidated financial statements.

We also had ICMS payables in the amount of R$185.6 million as of December 31, 2018. ICMS expenses during 2018 amounted to R$4.2 billion.

BNDES and BNDESPAR

BNDESPAR, a wholly-owned subsidiary of BNDES, owns 26.4% of our Common Shares. BNDES has granted us loans to finance the construction of generation and transmission facilities and both BNDES and BNDESPAR have purchased debentures issued by Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms, which are our subsidiaries.

As of December 31, 2018, we had an aggregate of R$2,494.9 million in outstanding debt with BNDES and BNDESPAR under these financing transactions. For additional information, please see Notes 23 and 36 to our audited consolidated financial statements, as well as “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Fundação Copel

Fundação Copel is a closed pension fund sponsored by Copel, Compagas and other entities that runs and operates benefit plans, welfare and social assistance. In 2018, Copel made payments to Fundação Copel consisting of: (i) rental in the amount of R$15.4  million and (ii) R$243.7 million for expenditure on pension and welfare plans. For more information, see Note 36 to our audited consolidated financial statements.

Transactions with Affiliates

Dona Francisca Energética S.A.

We own 23.0% of the total issued and outstanding share capital of Dona Francisca Energética S.A. - DFESA.

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

As of December 31, 2018, we had accounts payable to DFESA in the amount of R$1.4 million under the above-mentioned agreements. For more information, see Note 36 to our audited consolidated financial statements.

Foz do Chopim Energética Ltda.

We own 35.8% of Foz do Chopim Energética Ltda., which operates an hydroelectric generation project. In 2018, we acquired from Foz do Chopim plant projects for which we recorded a liability of R$ 19.5 million. For more information, see Note 36 to our audited consolidated financial statements.

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

We also had balances receivable from jointly controlled projects, mainly in the case of dividends. For additional information, please see Note 36 to our audited consolidated financial statements.

Item 8. Financial Information

See pages F-1 through F-135.

A. Consolidated Financial Information

See “Item 3. Key Information—Selected Financial Data”, “Item 5. Operating and Financial Review and Prospects – Overview” and “Item 18. Financial Statements.”

Legal Proceedings

We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our audited consolidated financial statements only include provisions when the Company has a present obligation (legal or constructive) resulting from a past event; it is probable (i.e, more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount necessary to settle the obligation. As of December 31, 2018, our provisions for such risks were R$1,664.8 million. However, it is possible that some amounts actually paid are different from the estimates made in recognizing these provisions because of determinations of final judgments and/or liquidations of the award.

As of December 31, 2018, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims whose potential losses cannot be reasonably estimated due to the current early stages of proceedings, for which no provisions have been made, was approximately R$3,052.7 million, of which R$311.8 million correspond to labor claims; R$19.1 million to employee benefits; R$866.8 million to regulatory claims; R$1,286.5 million to civil claims; and R$568.5 million to tax claims. For more information, see Note 29 to our audited consolidated financial statements.

Tax and Social Contribution Claims

During the second half of 2010, two lawsuits were decided before the Federal Regional Court (Tribunal Regional Federal) in favor of the federal government, reversing the prior judgment that recognized our immunity regarding the payment of COFINS tax. As a result, the Federal Internal Revenue Service (Receita Federal) issued an infraction notice demanding the payment of COFINS tax from the period between August 1995 and December 1996. As of December 31, 2018, we had provisioned R$102.6 million to cover expected losses related to these lawsuits.

Additionaly, we are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions for the period between 2000 and 2006. In these proceedings, we estimate the amount of our expected loss to be R$30.0 million.

Labor-related Claims

We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2018, we have provisions totaling R$612.8 million reflecting the expected losses related to these lawsuits.

Regulatory

We are disputing certain regulatory and legal proceedings in connection with ANEEL’s allegations that we violated regulatory standards. As of December 31, 2018, we have provisions totaling  R$73.5 million reflecting the expected losses related to these proceedings.

Additional Claims

We are party to several lawsuits related to accidents involving equipment used in our electricity transmission and distribution grids, vehicle accidents and lawsuits for the recovery of commissions by Tradener (for more information see Note 29.1.2(e) to our audited consolidated financial statements). As of December 31, 2018, we have provisions totaling R$492.9 million reflecting the expected losses related to these lawsuits.

We are also party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines. As of December 31, 2018, we have provisions totaling R$234.5 million reflecting the expected losses related to these lawsuits.

Dividend Payments

In accordance with our bylaws and Brazilian Corporate Law, we regularly pay annual dividends for each fiscal year within sixty days of the declaration of the dividends at the annual shareholders’ meeting. To the extent amounts are available for distribution, we are required to distribute as a mandatory dividend an aggregate amount equal to at least 25.0% of our adjusted net profit. Dividends are allocated pursuant to the formula described in “Dividend Priority of Class A Shares and Class B Shares” below. Under Brazilian Corporate Law, we are not permitted to suspend the mandatory dividend payable with respect to the Common Shares, Class A Shares and Class B Shares for any year. Brazilian Corporate Law permits, however, a company to suspend the payment of all dividends if the Board of Directors, with the approval of the Supervisory Board, reports at the shareholders’ meeting that the distribution would be detrimental to the Company given its financial circumstances. In such a case, companies with publicly traded securities must submit a report to the CVM providing the reasons for the suspension of dividend payments. Notwithstanding the above, Brazilian Corporate Law and our bylaws provide that Class A Shares and Class B Shares shall acquire voting rights if we suspend the mandatory dividend payments for more than three consecutive fiscal years, and such voting rights will continue until all dividend payments, including back payments, have been made. We are not subject to any contractual limitations on our ability to pay dividends.

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

On December 31, 2018, our legal reserve was R$914.8 million, or approximately 11.6% of our capital stock at that date.

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

Moreover, our net profits are also adjusted by adding the realization of amounts registered under “Equity Value Adjustments”. The account “Equity Value Adjustments” was created as a result of the first-time adoption of IFRS by Copel in 2010, which caused a fair value revaluation of certain fixed assets and the adoption of the fair value as its “deemed cost” at that date. The increase of the deemed cost of fixed assets led to an increase in depreciation costs. Thus, our management has decided to add to the adjusted net profits the realization of the “Equity Value Adjustments” in order to compensate for effects of the increased depreciation costs. This procedure is authorized by ICPC 10 (Interpretação do Comitê de Pronunciamento Contábil) . In 2018, our adjusted net profits used to calculate our dividends was increased by R$67.1 million as a result of said realization.

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

Pursuant to our bylaws, our management may declare interim dividends to be paid from profits in our semi-annual financial statements, in accordance with the Company's dividend policy and subject to further endorsement by the Shareholders’ Meeting. Any payment of interim dividends counts towards the mandatory dividend for the year in which the interim dividends were paid.

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

The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity for the periods indicated.

Year	Payment date	Distribution (R$ thousands)	Payment per share (R$)
			Common	Preferred A	Preferred B
2014	June 2015	622,523	2.17236	2.52507	2.39000
2015	June 2016	326,795	1.13716	2.52507	1.25473
2016	June 2017	282,947	0.98539	2.89050	1.08410
2016	December 2017	223,266	0.77927	-	0.85932
2017	August 2018	266,000	0.92624	2.89050	1.01887
2017	August 2018	23,401	0.08177	-	0.08996
2018	To be defined	280,000	0.97515	2.89050	1.07270

The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity, translated into US$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (US$ thousands)	Payment per thousand shares (US$)
			Common	Preferred A	Preferred B
2014	June 2015	234,366	0.81785	0.95063	0.89978
2015	June 2016	83,691	0.29122	0.64666	0.32133
2016	June 2017	86,818	0.30235	0.88690	0.33264
2016	December 2017	68,505	0.23911	-	0.26367
2017	August 2018	81,618	0.29237	0.91241	0.32161
2017	August 2018	7,387	0.02581	-	0.02840
2018	To be defined	72,262	0.25166	0.74597	0.27684

Item 9.   The Offer and Listing

The principal trading market for our shares (including our Class B Shares) is the B3 (Brasil, Bolsa, and Balcão) market. Our Common Shares trade on B3 under the symbol “CPLE3” and our Class B Shares trade under the symbol “CPLE6”. On March 31, 2019, approximately 5,428 shareholders owned our Class B Shares.

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
•

providing services in energy trading, energy infrastructure, information and technical assistance concerning the rational use of energy to business undertakings with the aim of implementing and developing economic activities deemed relevant for the development of the State of Paraná, upon approval by the Board of Directors; and

•

developing activities in the areas of energy generation, electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being authorized, for such aims, upon approval by the Board of Directors, and for the aims set forth in the second and third sub-items above, to join, preferably holding major stakes or controlling interest, consortia or concerns with private companies, pension funds or other private entities, to participate in bidding processes of new concessions and/or already established special purpose companies to exploit already existing concessions, having taken into consideration, besides the projects' general features, their respective social and environmental impacts.

Except as described in this section, our bylaws do not contain provisions addressing the duties, authority, or liabilities of directors and management, which are instead established by Brazilian Corporate Law.

Qualification of Board of Directors

The appointed directors must comply with the legal requirements set forth in Federal Law No. 13,303/2016, particularly the ones mentioned in its article 17, and Federal Law No. 6,404/1976. Moreover, pursuant to Federal Law No. 13,303/2016 and to our bylaws, our Board of Directors will mandatorily comprise, at least, (i) three independent members, (ii) five members that meet the requirements for members of the Statutory Audit Committee, and (iii) one member appointed by the employees. Among the members described in item (ii) above, at least one shall compulsorily have recognized professional experience in matters of corporate accounting in order to sit on the Statutory Audit Committee.

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

Board of Directors and Board of Executive Officers

According to our bylaws, we are managed by a Board of Directors, composed of nine members and a Board of Executive Officers, composed of six members. Two positions of our Board of Directors are currently vacant.

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

The members of our Board of Directors, of our Board of Executive Officers, our Supervisory Board and of our statutory committees shall be liable for any loss or damages resulting from the performance of their duties, in compliance with the applicable law. Notwithstanding, we shall ensure, provided no conflict with our own interests arises, legal assistance for members or former members of statutory bodies in judicial and administrative proceedings brought by third parties, during or after their term of office, for the performance of the duties of their office, in accordance to the terms and provisions of our bylaws.

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

Right of Withdrawal

Our common shares and preferred shares are not redeemable, with the exception that a dissenting shareholder has, under certain circunstances provided for in Brazilian Corporate Law, the right to withdraw its equity interest from a company and to receive a payment for the portion of shareholder’s equity attributable to his or her equity interest.

Preferred Shares Rights

Pursuant to Brazilian Corporate Law, each preferred share of a class that is admitted to trading on a Brazilian stock exchange must have the certain rights under the Company’s bylaws.

Our bylaws comply with the directives provided by Brazilian Corporate Law as follows: (i) our Class A Shares shall have priority in the distribution of minimum dividends of 10% per year, pro rata, calculated as a percentage of the paid-in capital stock represented by such shares on December 31 of the previous fiscal year; (ii) our Class B Shares shall have priority in the distribution of minimum dividends, pro rata, in the amount equivalent to 25.0% of our net profits, as adjusted in accordance with Section 202 of Law No. 6,404/76, calculated as a proportion of the paid-in capital stock represented by such shares on December 31st of the previous fiscal year; (iii) the dividends paid on Class B Shares pursuant to item (ii) above shall be paid only from any remaining profits after the payment of priority dividends to Class A Shares; and (iv) the dividends to be paid per preferred share, regardless of the class, shall be at least 10% higher than the dividends to be paid per Common Share; and (v) the preferred shares will acquire voting rights if, during three consecutive fiscal years, we fail to pay a fixed or minimum dividend to which the preferred shares are entitled. For more information on our dividend policy, see “Item 8, Financial Information—Dividend Policy and Payments”.

Voting Rights

As a general rule, only our Common Shares are entitled to vote and each Common Share corresponds to one vote. Holders of preferred shares acquire voting rights if, during three consecutive fiscal years, we fail to pay a fixed or minimum dividend to which the preferred shares are entitled. If a holder of preferred shares acquires voting rights in this manner, such rights will be identical to the voting rights of a holder of Common Shares and will continue until the dividend is paid.

Preemptive Rights

Our shareholders have a general preemptive right to subscribe for shares in any capital increase, in proportion to his or her ownership, as provided for in the Brazilian Corporate Law. A minimum period of 30 days following the publication of notice of a capital increase is assured for the exercise of the right, and the right is transferable. We may issue shares up to the limit of the authorized capital, excluding right of first refusal to the shareholders, as provided for in the Brazilian Corporate Law and in our bylaws.

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

Changes in rights of shareholders

A General Meeting of Shareholders must be held whenever the Company intends to change the rights of holders of our common shares or preferred shares. Under Brazilian Corporate Law the proposed changes must be approved by a majority of the class of shareholders that would be affected. Certain changes related to the rights of preferred shares, such as changes in preferences, advantages or conditions of redemption or amortization, may result in the exercise of rights to withdraw by the holders of the shares affected.

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

Arbitration

As provided for in our bylaws, we, our shareholders, directors, officers and members of the Supervisory Board shall resolve through arbitration any dispute or conflict that may arise between them, regarding, among others, the application, validity, effectiveness, interpretation, violation and corresponding effects of the provisions of our bylaws, of the current applicable law, of the rules applicable to the capital markets in general, as well as those of the regulation of the level 1 of corporate governance of B3 (Brasil, Bolsa, Balcão) (“Level 1”), of the Level 1 participation contract, and of the Sanctions and the Arbitration Regulations of the B3 Market Arbitration Chamber.

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

The Annex II Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Prior to the issuance of the ADSs, the ADS program was approved by the Central Bank and the CVM under the Annex V to CMN Resolution No. 2,689, which allowed Brazilian companies to issue depositary receipts in foreign exchange markets and was in force by the time the ADSs were issued. Depositary receipts are currently governed by Resolution No. 4,373. The proceeds from the sale of ADSs by ADS holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs who are not resident of a tax haven will be entitled to favorable tax treatment. For more information, see “Item 10. Additional Information - Taxation - Brazilian Tax Considerations - Taxation of Gains Outside Brazil”.

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

Pursuant to Central Bank Resolution No. 4,373/2014, the withdrawal of Class B Shares upon cancellation of ADSs may require simultaneous exchange transactions in the event the investor decides not to dispose of those Class B Shares. The simultaneous exchange transactions may be required in order to obtain a certificate of registration of Class B Shares with the Central Bank. This transaction will be subject to tax in Brazil. For more information, see “Item 10. Additional Information - Taxation—Brazilian Tax Considerations—Other Brazilian Taxes”.

Thereafter, any holder of Class B Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Class B Shares, unless such holder obtains his own electronic registration. A holder that obtains an electronic registration may be subject to less favorable Brazilian tax treatment than a holder of ADSs. For more information, see “Item 10. Additional Information - Taxation—Brazilian Tax Considerations”.

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

A disposition of Class B Shares can occur abroad if an investor decides to cancel its investment in ADSs and register the underlying Class B Shares as a direct foreign investment under Law No. 4,131. Any capital gain arising from sales or other dispositions of Class B Shares outside Brazil would be subject to Brazilian income tax at the rates that range from 15% to 22.5% depending on the gain derived by the Brazilian individual, as follows: (i) 15% on gains not exceeding R$5,000,000.00; (ii) 17.5% on gains that exceed R$5,000,000.00 and do not exceed R$10,000,000.00; (iii) 20% on gains that exceed R$10,000,000.00 and do not exceed R$30,000,000.00; and (iv) 22.5% on gains exceeding R$30,000,000.00  or, if the investor is a Tax Haven Holder, 25.0%, which should be withheld by the purchaser of the Class B Shares outside Brazil or its attorney-in-fact in Brazil.

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

2.	subject to income tax at a rate of 15.0% in any other case, including the gains assessed by a Non-Brazilian Holder that (i) is not a 4,373 Holder, or (ii) is a 4,373 Holder and is not a Tax Haven Holder, and a Tax Haven Holder.

There can be no assurance that the current preferential treatment for 4,373 Holders will continue in the future.

Any other gains assessed on a disposition of the Class B Shares that is not carried out on the Brazilian stock exchange is subject to income tax at the progressive rates ranging from 15% to 22.5%, except for gains assessed by Tax Haven Holders who are subject to an income tax rate of 25.0%.

If these gains are related to transactions conducted on the Brazilian non-organized, over-the-counter market, through an intermediary, the withholding income tax of 0.005% on the sale value shall also be applicable and can be offset with the eventual income tax due on the capital gain.

The deposit of Class B Shares in exchange for the ADSs may be subject to Brazilian income tax In this case, the difference between the acquisition cost and the market price of the Class B Shares would be subject to income tax at the progressive rates ranging from 15% to 22.5% or 25.0% in the case of investors that are Tax Haven Holders. There may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is registered under Resolution 4,373 (other than Tax Haven Holders), which should not be subject to income tax in such a transaction.

The withdrawal of Class B Shares upon cancellation of ADSs should not be subject to Brazilian income tax, as long as the regulatory rules are appropriately observed with respect to the registration of the investment before the Central Bank.

In the case of redemption of the Class B Shares or ADSs or capital reduction by a Brazilian corporation, with subsequent withdrawal of the ADSs, such as our company, the positive difference between the amount effectively received by the Non-Brazilian Holder and the acquisition cost of the securities redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the progressive rates ranging from 15.0% to 22.5%  or 25.0%, as the case may be.

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

Pursuant to Decree No. 6,306 of December 14, 2007 (“Decree No. 6,306/07”), a tax on foreign exchange transactions (“IOF/Exchange”) may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) or vice-versa. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%, except for: (i) foreign exchange transactions for the inflow of funds related to investments in variable income effectuated by a Non-Brazilian Holder in the Brazilian financial and capital market, in which case the rate is 0%, and (ii) payment of dividends, and interest on shareholders’ equity related to the investment mentioned under item (i) above, in which case the rate is zero. Nonetheless, the Brazilian government may increase the rate to a maximum of 25.0%. Any such increase will be applicable only prospectively.

Pursuant to Decree No 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be imposed on any transactions involving bonds and securities, including those carried out on Brazilian stock, futures and commodities exchanges. The rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero if the redemption, transfer or renegotiation occurs after 30 days of their acquisition. As from December 24, 2013, the IOF/Bonds levies at a rate of zero percent on the transfer (cessão) of shares traded in a Brazilian stock exchange environment with the specific purpose of enabling the issuance of depositary receipts to be traded outside Brazil. The Brazilian government is permitted to increase such rate at any time up to 1.5% per day, but only in respect of future transactions.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, with respect to the ADSs, will be subject to taxation at preferential rates if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2019 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

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

A Non-U.S. Holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption in connection with payments received within the United States or through certain U.S. related intermediaries.

Dividends and Paying Agents

Not applicable.

statement by experts

Not applicable.

SUBSIDIARY INFORMATION

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

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Item 12A. Debt Securities

Not applicable.

Item 12B. Warrants and Rights

Not applicable.

Item 12C. Other Securities

Not applicable.

Item 12D. American Depositary Shares

In the United States, the Class B Shares trade in the form of ADSs, each representing one Class B Share (as a result of the reverse stock split), issued by The Bank of New York Mellon (or the Depositary) pursuant to the Deposit Agreement. The ADSs trade under the symbols ELP and ELPVY. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The Depositary is located at 240 Greenwich Street, New York, NY 10286.

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

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2018, this amount was US$ 681.4 thousand.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2018. Based upon our evaluation, we concluded that as a result of the material weakness in our internal control over financial reporting described below, as of December 31, 2018, our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment and criteria, and due to the material weakness described below, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2018.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The following material weakness in internal control over financial reporting was identified and assessed by our management:

Ineffective controls over the revenues in the Company´s wholly-owned subsidiaries Copel GeT and Copel Telecom: There were failures in the design and operating effectiveness relating to (1) the review of unbilled revenues by professionals with adequate levels of authority and competence; (2) the absence of controls reviewing the accuracy of customer information, including prices reflected in invoices; and (3) the absence of controls reviewing the completeness of Copel Telecom's revenue.

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting, as stated in their report, which is included herein.

(c) Effectiveness of Internal Control over Financial Reporting Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Companhia Paranaense de Energia - Copel

Curitiba - PR - Brazil

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Companhia Paranaense de Energia - Copel and subsidiaries (the "Company”) as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States), the consolidated financial statements as of and for the year ended December 31, 2018 of the Company and our report, dated April 26, 2019, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission - SEC and the PCAOB.

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

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: neffective controls over the revenues in the Company’s wholly-owned subsidiaries Copel GeT (Generation and Transmission) and Copel Telecom.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2018, of the Company, and this report does not affect our report on such financial statements.

/s/DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Curitiba, Brazil

April 26, 2019

(d) Changes in Internal Controls over Financial Reporting

The management of the Company did not identify any change in its internal control over financial reporting during the fiscal year ended December 31, 2018, that has materially affected or is reasonably likely to materially affect its internal control over financial reporting, except for the remediation plans related to the material weaknesses described below.

Remediation Plans for Material Weakness identified on December 31, 2018

Our management is engaged in the remediation of the above mentioned material weakness. The remediation plans described below are either implemented or in the process of being implemented and are intended to directly address the material weakness previously identified.

As a first step, to follow up on the actions to remediate the material weakness, our management resolved to strengthen the management committee created in 2018 (mentioned in item “Remediation Plans for Material Weaknesses reported on December 31, 2017” below), by allocating additional resources for the execution of its action plans. Our CEO will continue to coordinate it and officers and specialists from each of our business sectors will continue to participate in this committee. Likewise, this committee will continue to submit period reports to our Audit Committee, our Supervisory Board and our Board of Directors.

Ineffective controls over the revenues in the Company´s wholly-owned subsidiaries Copel GeT and Copel Telecom: This material weakness is a result of the combination of deficiencies in internal controls over revenue in our wholly-owned subsidiaries Copel GeT and Copel Telecom. There were failures in the design and operating effectiveness relating to (1) the review of unbilled revenues by professionals with adequate levels of authority and competence; (2) the absence of controls reviewing the accuracy of customer information, including prices reflected in invoices; and (3) the absence of controls reviewing the completeness of Copel Telecom's revenue.

As immediate action, the Company will provide additional training and reinforce communication to personnel involved in this process, presenting again the notions of internal controls, as well as the operating aspects of activities related to the accounting of revenue balances.

In addition to training, our management will review and adjust the operation of controls over the calculation of unbilled revenue provision, and will improve customer and price registration processes, in order to determine new procedures for verification of registration data and approval flows, in accordance with our internal policies and guidelines.

We will also create new controls to certify the integration of information systems used by Copel Telecom, so that we can review that the company’s revenue with respect to all of its customers is complete.

Remediation of material weaknesses reported on December 31, 2017

In order to remediate the material weaknesses identified in 2017, our management created a committee composed of officers and assisted by specialists from each of the executive offices in order to analyze and determine immediate remediation actions. The activities carried out by this committee were periodically reported to our Audit Committee, our Supervisory Board and our Board of Directors throughout 2018.

The Company has also engaged a specialized consulting firm to assist in the process of determining appropriate measures to mitigate the below mentioned weaknesses and to improve Copel's internal controls environment, including the use of a software to adequately manage this risk and internal control process.

As a result of the work carried out by our management, the Company was able to successfully remediate all of the material weaknesses discussed in our previous year's report.

In this context, the main measures adopted to resolve each material weakness identified during 2017 are the following:

(i) Remediation actions related to controls to monitor and authorize certain transactions in non-wholly-owned subsidiaries (Compagas, Elejor and UEGA):

As of December 31, 2017 we reported a material weakness related to controls to monitor and authorize certain transactions in non-wholly-owned subsidiaries (Compagas, Elejor and UEGA).  The Company had no control designed to mitigate the risks of: (a) decisions made by the management of these subsidiaries that do not comply with the Company's policies, (b) accounting practices adopted by these subsidiaries that do not comply with practices of the group and (c) errors in these subsidiaries’ financial statements investment in Fundo de Investimento Multimercado resulting from the use of inaccurate assumptions to determine accounting estimates and/or inaccurate accounting classification of new agreements and/or unusual transactions.

During 2018, the Company strengthened its organizational structure by creating the Financial Controller Coordination Department, under our Finance and Investors Relation Office, whose main objective is to coordinate and carry out monitoring activities, from economic and financial perspectives, with respect to corporate interests held by Copel (Holding) and its wholly-owned subsidiaries in companies that we control (individually or as part of a controlling block) or other affiliates. This department has implemented and executed several controls to monitor the investees.

Among the main internal controls that were improved and implemented by the Company, we highlight the following:

•         Strengthening the monitoring process related to the financial statements of non-wholly-owned subsidiaries with respect to compliance with all accounting policies adopted by Copel;

•         Updating Copel's Financial Investment Policy and monitoring the compliance with this policy by the companies we invest in;

•         Strengthening the monitoring process of the investees with a detailed analysis of unusual transactions, events subsequent to the financial statements and material related party transactions;

•         Improving the relationship with the companies we invest in by adopting new communication tools, including correspondence informing the list of all accounting and financial information that should be delivered periodically for monthly closing, quarterly and annual reports (monthly balance sheets, Quarterly and annual balance sheets, Independent Auditors' reports, etc.);

•         Implementation of control and formalization of the analysis of material and / or unusual variations in the monthly balance sheets, seeking explanations;

•         Implementation of control to evaluate financial investments, by obtaining supporting documentation (extracts, updated bylaws of funds, etc.) to review the figures contained in the financial statements are accounted for at the exact value, that these figures are measured by the appropriate method and that their classification is correct.

Also, in order to reinforce the procedures adopted by the investees and align the rules and policies adopted by Copel, several meetings were held with the management of our investees (Compagas, Elejor and UEGA). In those meetings, we have emphasized the importance of adopting Copel’s rules and policies, considering the characteristics of each business, and paid special attention to the following subjects:

•         Code of Conduct;

•         Integrated Corporate Risk Management Policy;

•         Corporate Governance Policy;

•         Related Party Transactions and Conflict of Interest Policy;

•         Sustainability Policy;

•         Policy for Disclosure of Material Information and Confidentiality;

•         Investors Relation Policy;

•         Confidential Communication Channel Policy;

•         Communication Policy;

•         Information Security Policy;

•      Sponsorship Policy;

•      Financial Investment Policy.

In addition to the aforementioned procedures, management provided specific training covering matters of corporate governance and internal controls to the directors and officers appointed by Copel to its wholly-owned and non-wholly-owned subsidiaries.

In view of the above, our management acknowledged that the actions taken to remediate this material weakness improved the mitigation of risks and the environment of controls related to this process, and concluded that this material weakness was remediated as of December 31, 2018.

(ii) Remediation actions related to the control over financial reporting related to the accounting of investments in investment funds and taxes on regulatory assets:

As of December 31, 2017 we reported a material weakness related to the control over financial reporting related to the accounting of investments in investment funds and taxes on regulatory assets.  There were failures in the operation of controls related to the process of publishing UEGA’s financial statements with respect to bonds and securities, since they did not comply with the accounting practices adopted by the group. There were also weaknesses in the controls of the holding company, which did not allow us to identify the noncompliance with our establishment accounting practices. Additionally, controls of Copel Distribuição related to the process of reviewing of the calculation of tax on the variation of Sectorial financial assets and liabilities were not properly maintained, resulting in the recognition of adjustments to the financial statements in 2017.

The Company has improved its procedures related to the review of the recording and of the method of measuring and classifying its investment funds. The Company has also improved its procedures related to the calculation of taxes on the variation of sector financial assets and liabilities so that the calculation and accounting comply with applicable rules.

Among the main internal controls that were improved and implemented by the Company, we highlight the following:

•         Strengthening the monitoring process related to the financial statements of non-wholly-owned subsidiaries with respect to compliance with all accounting policies adopted by Copel;

•         Strengthening the monitoring process of the investees with a detailed analysis of unusual transactions, events subsequent to the financial statements and material related party transactions;

•         Improving the relationship with the companies we invest in by adopting new communication tools, including correspondence informing the list of all accounting and financial information that should be delivered periodically for monthly closing, quarterly and annual reports (monthly balance sheets, Quarterly and annual balance sheets, Independent Auditors' reports, etc.);

•         Implementation of control to assess material and / or unusual variations in the monthly balance sheets, seeking explanations;

•         Implementation of control to evaluate financial investments, by obtaining supporting documentation (extracts, updated bylaws of funds, etc.) to review that the figures contained in the financial statements are accounted for at the appropriate value, that these figures are measured by the appropriate method and that their classification is correct.

•         Improvement of controls over the review of our tax calculation worksheet, ensuring that revision is carried out by qualified personnel;

•         Improvement of controls so that accounting entries are reviewed and approved by the competent team.

In view of the above, our management acknowledged that the actions taken to remediate this material weakness improved the mitigation of risks and the environment of controls related to this process, and concluded that this material weakness was remediated as of December 31, 2018.

(iii) Remediation actions related to general information technology controls implemented for the controlled companies - Compagas, Elejor and UEGA:

As of December 31, 2017 we reported a material weakness related to general information technology controls implemented for the controlled companies - Compagas, Elejor and UEGA.  The Company did not maintain controls to establish and monitor compliance with policies for access, segregation of duties and procedures for managing changes in its controlled companies (Compagas, Elejor, and UEGA).

The Company held several meetings with the management of its controlled companies, especially with the management of Compagas, Elejor and UEGA, in order to emphasize the importance of an environment of general Information Technology controls that are appropriate to the size of these companies. In addition, Copel has provided technical resources to support the standardization of IT procedures, internal rules and policies adopted by our controlled companies based on the best practices already adopted by Copel.

During 2018, the following Information Technology controls were improved and implemented by Compagas, Elejor and UEGA:

Compagas

•         Creation and revision of information security policies, internal rules and procedures, including determination of: (i) minimum password requirements, (ii) a new process applicable to changes in management, (iii) an access management process, and (iv) network and data center operations;

•         Implementation of controls to review that minimum password parameters are applied to the Oracle EBS, Oracle Database, Legado and ELAG systems;

•         Creation of a risk matrix related to segregation of functions in the Oracle EBS, Legado and ELAG systems, with formal procedures for identification of conflicting accesses and periodic review of the matrix.

•         Implementation of procedures and controls for periodic review and revocation of accesses in the Oracle EBS, Legado, ELAG and Data Center system, in accordance with  guidelines set forth in Copel's internal policies;

•         Introduction of procedures and controls for periodic evaluation of critical accesses and conflicts related to segregation of functions in the Oracle EBS system, in accordance with guidelines set forth in Copel's internal policies.

Elejor

•         Creation and revision of information security policies, internal rules and procedures, including determination of: (i) a new process applicable to changes in management, (ii) an access management process, and (iii) network and data center operations;

•         Implementation of controls over the concession and suspension of accesses to the network, in accordance with guidelines set forth in Copel's internal policies;

UEGA

•         Creation and revision of information security policies, internal rules and procedures, including determination of: (i) minimum password requirements, (ii) a new process applicable to changes in management, (iii) an access management process, (iv) network and data center operations, and (v) backup routines;

•         Implementation of procedures and controls to maintain periodic backups for the Database, Operating System and Senior System, in accordance with guidelines set forth in Copel's internal policies;

•         Determination of parameters and implementation of minimum security requirements for the Senior System, Network, Database and Operating System, in accordance with guidelines set forth in Copel's internal policies;

•         Implementation of controls over the concession and suspension of accesses to the Senior System, in accordance with guidelines set forth in Copel's internal policies;

•         Implementation of procedures and controls for periodic review and revocation of accesses in the Senior System, in accordance with guidelines set forth in Copel's internal policies;

•         Introduction of procedures and controls for periodic evaluation of critical accesses and conflicts related to segregation of functions in the Senior System, in accordance with guidelines set forth in Copel's internal policies.

In view of the above, our management acknowledged that the actions taken to remediate this material weakness improved the mitigation of risks and the environment of controls related to this process, and concluded that this material weakness was remediated as of December 31, 2018.

(iv) Remediation actions related to the controls on the review of estimates used in analyzing the impairment of fixed generation assets:

As of December 31, 2017 we reported a material weakness related to the controls on the review of estimates used in analyzing the impairment of fixed generation assets.  There were failures in the operation of the controls to address that all the assumptions adopted in the impairment calculation of fixed generation assets were reviewed by professionals of appropriate seniority.

As a first step, the Company sought to provide additional training to the personnel involved in this process, presenting notions of internal controls, as well as operational aspects of calculation of impairment. Our management has also prepared and made available technical documentation to clarify the scope of events (regular or occasional) that may be considered indicative of impairment, as well as the materiality, timing and deadlines for the official report of this information to the area conducting the operational evaluations for purposes of impairment.

In parallel, the following processes and controls have been improved and implemented to  remediate this material weakness:

•         Expansion of the process for discussing and determining impairment indicators, by scheduling quarterly meetings with all departments of the Company that may be aware of events that are capable of influencing the recoverable value of Copel's assets;

•         Implementation of controls for a detailed review of all assumptions regarding generation assets, particularly those under construction, by the executive board of Copel GeT;

•         Implementation of procedures and controls so that all impairment tests are duly reviewed by another qualified employee of the Company, through a checklist created strictly for this purpose;

•         Improvement of the controls and processes to carry out prior internal evaluation of all potential impacts of impairment indicators;

•         Meetings for presentation and detailed discussion of the results of prior impairment measures, including the evolution of assumptions and impacts throughout the year.

In view of the above, our management acknowledged that the actions taken to remediate this material weakness improved the mitigation of risks and the environment of controls related to this process, and concluded that this material weakness was remediated as of December 31, 2018.

(v) Remediation actions related to controls designed to identify lawsuits that may impact the provision for risks:

As of December 31, 2017 we reported a material weakness related to controls designed to identify lawsuits that may impact the provision for risks. The Company did not maintain controls designed so that all information about changes in lawsuits and/or new claims from external sources identified by management were effectively included in its system.

In response to this material weakness, the Company adopted measures to standardize the execution of each stage for identifying processes that may impact the risk provision. These measures resulted in a better design of our internal controls and procedures, which include:

•         Adoption of an external data monitoring system, controlled by a specialized company using artificial intelligence, to recognize and monitor new legal proceedings directly from the Brazilian courts data base;

•         Strengthening and implementation of controls for the quarterly review of all lawsuits recorded in the Lawsuit Control System (Controles de Processos Jurídicos, or CPJ) that have not been updated for a period of more than one year;

•         Review and improvement of all risks and controls used to analyze legal contingencies of our parent company, in order to accurately identify the amount and expectation of losses in connection with ongoing lawsuits;

•         Creation of controls for monitoring and analyzing changes to values involved in ongoing lawsuits as compared to the preceding quarter;

•         Improvement of procedures for estimating losses related to labor lawsuits, by engaging specialized firms.

In view of the above, our management acknowledged that the actions taken to remediate this material weakness improved the mitigation of risks and the environment of controls related to this process, and concluded that this material weakness was remediated as of December 31, 2018.

Item 16A. Audit Committee Financial Expert

In July 13, 2017, our Board of Directors reviewed the qualifications and backgrounds of the members of the Audit Committee and determined that Mr. Rogério Pernawas an “audit committee financial expert” within the meaning of Item 16A of Form 20-F and satisfied the requirements of Rule 10A-3 under the Securities Exchange Act. However, due to the resignation of Mr. Rogério Perna in September, 2018, and the fact that our Board of Directors has not determined any of the other committee members to be a “financial expert,” the Company does not have an “audit committee financial expert” currently serving on its Audit Committee. Our internal rules require all members of our Audit Committee to be also members of our Board of Directors, and the appointment of a new financial expert to our Audit Committee may only occur after the appointment of new members to our Board of Directors by our shareholders, which is expected to occur in April, 2019. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees — Audit Committee”.

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

This code applies to all of our employees, board members, officers (including our Chief Executive Officer, our Chief Financial Officer and our officer in charge of our accounting department) and outsourced, as well as those of our wholly-owned subsidiaries. Our code is available on our website (ir.copel.com) and copies can also be delivered by mail upon a written request sent to the address provided on the cover page of this 20-F.

As from the adoption of our code of ethics, we have not granted any implicit or explicit waivers to any sections of our code of ethics to the above-mentioned employees, board members, officers and outsourced.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2018, 2017 and 2016.

The table next sets forth the total amount billed to Deloitte Touche Tohmatsu Auditores Independentes for services performed in 2018, 2017 and 2016, and breaks down these amounts by category of service.

	Year ended December 31,
Billed	2018	2017	2016
	(R$ million)
Audit fees	3.9	3.9	2.4
Audit-related fees	-	-	-
Tax fees	0.2	0.2	-
All other fees	1.0	-	0.8
Total	5.1	4.1	3.2

Audit Fees

Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial information in connection with statutory and regulatory filings or engagements.

Tax Fees

Tax fees are fees billed for the review of fiscal and tax procedures, including the examination of the procedures in force for the calculation, retention, registration, control, collection, recovery and accounting of taxes, including ancillary obligations.

 All Other Fees

The services comprising the fees disclosed under “All Other Fees” refer to (i) the rendering of independent technical assistance and issuance of opinions in connection with the dispute with the Colíder Consortium, with respect to the “Agreement for the Supply of Goods and Services” for the Implementation of the Colíder HPP, and (ii) the analysis and issuance of an opinion in connection with the legal procedure aimed at reestablishing the economic and financial balance of said Agreement.

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

Item 16D. Exemption from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Securities Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. All four members of our Audit Committee rely on the exemption in Rule 10A-3(b)(iv)(E): (i) Mr. Mauricio Schulman and Mr. Marco Antônio Cândido, who are designees of the State of Paraná, and (ii) Ms. Leila Abraham Loria and Ms. Olga Stankevicius Colpo, who are designees of the BNDESPar. In our assessment, each of these members acts independently in performing the responsibilities of an audit committee member under the Sarbanes-Oxley Act and satisfies the other requirements of Securities Exchange Act Rule 10A-3. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees — Audit Committee”.

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

Copel fits the definition of a “controlled company” since the majority of its voting shares are held by the State of Paraná. As such, Copel would not be required to comply with the majority of independent directors requirement. However, Brazilian Law 13,303/2016 requires that at least 25% of our board members be independent members and according to Copel’s bylaws, we are required to have a minimum of 30% of independent directors on Board of Directors.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.

The non-management directors of Copel do not hold regularly scheduled executive sessions without management. Our Chief Executive Officer is also a member of our board of directors.

Pursuant to the internal regulations of our board of directors, in the event a conflict of interest or particular interest of any board member is identified in relation to a matter to be decided to be decided by the board, such board member must recuse himself from the meeting, which will continue without his presence.

Nominating/Corporate Governance Committee
303A.04

A listed company must have a Nominating/ Corporate Governance Committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

As a controlled company, Copel would not be required to comply with the nominating/ corporate governance committee requirements. However, Copel has a permanent statutory committee, advisory to the shareholders, and responsible for monitoring the nomination and evaluation processes applicable to our management,  members of our board of directors, Supervisory Board and board committees. This committee is composed of members nominated by the shareholders.

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

COPEL has a statutory Audit Committee composed of five board members (of whom three must satisfy the requirements set forth in Rule 10A-3 under the Securities Exchange Act and one must have professional experience in corporate accounting), each of whom serves a term of two years, and may be re-elected up to three consecutive times. One of the positions in our Audit Committee is currently vacant. Pursuant to the Audit Committee internal rules, the Audit Committee members are appointed by, and may be replaced by, the Board of Directors. All of the members of the Audit Committee are members of our Board of Directors.

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

Although the corporate governance practices adopted by Copel do not comply with all the terms specified in the rules of the NYSE, they fulfill the requirements established for companies listed on level 1 of corporate governance of B3 (Brasil, Bolsa, Balcão). The Company also adopts the Code of Better Corporate Governance Practices of the Brazilian Institute for Corporate Governance (”IBGC”) and was granted with a certification under the State-Owned Enterprise Governance Program of B3 (Brasil, Bolsa, Balcão).

Code of Ethics for Directors, Officers and Employees
303A.10

A listed company must adopt and disclose a code of business conduct and ethics for its directors, officers and employees, and must promptly disclose any waivers of the code for directors or executive officers.

Copel has adopted a code of ethics that applies to all members of the board of directors, the Supervisory Board, the executive board and employees.
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

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-135.

Item 19. Exhibits

1.1

Corporate Bylaws approved and consolidated by the 187th Extraordinary Shareholders Meeting, of October 10, 2013, and amended by the 190th Extraordinary Shareholders meeting, of April 23, 2015, and by the 193rd Extraordinary Shareholders meeting of December 22, 2016, and by the 195th Extraordinary Shareholders meeting of June 7, 2017, and by the 197th Extraordinary Shareholders meeting of June 28, 2018 .

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

8.1	List of subsidiaries.
12.1	Certification of the Chief Executive Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
13.1	Certification of Chief Executive Officer of Copel, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer of Copel, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Class B Shares: The Company’s class B preferred shares.

CMN: The National Monetary Council of Brazil, or Conselho Monetário Nacional.

Code: The U.S. Internal Revenue Code of 1986, as amended.

Common Shares: The Company’s common shares.

Copel Distribuição S.A.: The Company’s entity engaged in the distribution business.

Copel Geração e Transmissão S.A. or Copel GeT: The Company’s entity engaged in the generation and transmission business.

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

FINEP: The Brazilian Studies and Projects Funding Agency or Financiadora de Estudos e Projetos.

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

High Voltage: A class of nominal system voltages equal to or greater than 69,000 volts and less than 230,000 volts.

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

MCSD: The Mechanism for Compensation of Surpluses and Deficits (Mecanismo de Compensação de Sobras e Déficits), which corresponds to the process of reallocation of energy surpluses and deficits undertaken in accordance with the Regulated Contracting Environment – ACR among the distribution agents that participate in CCEE.

MCSD-EN: The  Mechanism for Compensation of Surpluses  and  Deficits of New Energy (Mecanismo de Compensação de Sobras e Déficits de Energia Nova), which allows distribution agents to offset amounts of electric energy and power acquired in auctions of new generation projects, and allows the reduction of amounts contracted with generating agents bound to new generation ventures.

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

MVE: The Mechanism of Surplus Sales (Mecanismo de Venda de Excedentes), which allows distribution companies to sell energy surpluses and, in the case of sales related to amounts within the regulatory limits or involuntary overcontracting, allows distribution companies to revert the acquired benefit to consumers through tariff adjustments.

Non-Brazilian Holder: An individual, entity, trust or organization resident or domiciled outside Brazil for purposes of Brazilian taxation that acquires, owns and disposes of Class B Shares or ADSs.

ONS: The National Electric System Operator, or the Operador Nacional do Sistema Elétrico.

RAP: Annual Permitted Revenues (or Receita Anual Permitida).

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

Regulatory Remuneration Base: The aggregate amount of investments made by the distribution companies in connection with the services compensated by tariffs charged to consumers (Base de Remuneração Regulatória).

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

                                                                                                  Companhia Paranaense De Energia – Copel

                                                                  By:/s/ Daniel Pimentel Slaviero

                                                                                  Name: Daniel Pimentel Slaviero

                                                                                  Title: Chief Executive Officer

By: /s/ Adriano Rudek de Moura

                                                                                  Name: Adriano Rudek de Moura

                                                                                  Title: Chief Financial and Investor Relations Officer

Date: April 26, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Companhia Paranaense de Energia - Copel

Curitiba - PR - Brazil

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Companhia Paranaense de Energia - Copel and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2019, expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.

Change in Accounting Principle

As discussed in Note 4.17 to the consolidated financial statements, the Company has changed its method of accounting for revenue from contracts with customers and financial instruments during 2018 due to the adoption of IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments, respectively.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE TOUCHE TOHMATSU

Deloitte Touche Tohmatsu

Auditores Independentes

Curitiba, Brazil
April 26, 2019

We have served as the Company’s auditor since 2016.

Companhia Paranaense de Energia – Copel and Subsidiaries

Consolidated Financial Statements as of December 31, 2018 and 2017

and for the years ended December 31, 2018, 2017 and 2016 and Report of

Independent Registered Public Accounting Firm

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note	12.31.2018	12.31.2017

CURRENT ASSETS
Cash and cash equivalents	5	1,948,409	1,040,075
Bonds and securities	6	124,862	1,341
Collaterals and escrow accounts		203	59,372
Trade accounts receivable	7	2,944,091	2,733,240
Dividends receivable		76,672	80,815
CRC Transferred to the Paraná State Government	8	190,876	167,109
Sectorial financial assets	9	421,184	171,609
Accounts receivable - concessions	10	53,177	149,744
Contract assets	11	85,019	-
Other current receivables	12	363,250	409,351
Inventories		116,285	110,559
Income tax and social contribution receivable	13.1	152,157	501,685
Other current recoverable taxes	13.3	160,842	198,232
Prepaid expenses	14	40,819	39,867
Receivable from related parties	15	-	38,835
		6,677,846	5,701,834

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	219,434	218,322
Other temporary investments	16	19,511	18,727
Collaterals and escrow accounts	22.1	89,555	75,665
Trade accounts receivable	7	162,915	261,082
CRC Transferred to the Paraná State Government	8	1,254,166	1,349,253
Judicial deposits	16	528,290	582,529
Sectorial financial assets	9	257,635	171,609
Accounts receivable - concessions	10	2,497,514	4,429,237
Contract assets	11	3,348,211	-
Other noncurrent receivables	12	228,894	149,416
Income tax and social contribution receivable	13.1	166,384	176,480
Deferred income tax and social contribution	13.2	1,007,061	915,492
Other noncurrent recoverable taxes	13.3	231,400	116,974
Prepaid expenses	14	3,290	12,684
Receivable from related parties	15	-	130,156
		10,014,260	8,607,626

Investments	17	2,368,234	2,570,643
Property, plant and equipment	18	10,840,663	9,829,450
Intangible assets	19	6,029,097	6,452,824

		29,252,254	27,460,543

TOTAL ASSETS		35,930,100	33,162,377
Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position, continued

As of December 31, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note	12.31.2018	12.31.2017

CURRENT LIABILITIES
Payroll, social charges and accruals	20	284,179	313,967
Accounts payable to suppliers	21	1,419,243	1,683,577
Income tax and social contribution payable	13.1	197,949	86,310
Other taxes due	13.3	451,433	345,487
Loans and financing	22	1,113,047	784,666
Debentures	23	2,184,881	1,632,062
Dividend payable		375,675	288,981
Post-employment benefits	24	58,478	53,225
Sectorial charges due	25	79,872	150,025
Research and development and Energy efficiency	26	270,429	282,766
Accounts payable related to concession	27	67,858	62,624
Sectorial financial liabilities	9	-	192,819
Other accounts payable	28	192,070	121,405
Provisions for legal claims	29	-	112,000
		6,695,114	6,109,914

NONCURRENT LIABILITIES
Accounts payable to suppliers	21	49,956	43,469
Deferred income tax and social contribution	13.2	157,420	156,630
Other taxes due	13.3	796,732	809,576
Loans and financing	22	2,934,260	2,974,839
Debentures	23	5,333,250	4,438,916
Post-employment benefits	24	910,285	812,878
Research and development and Energy efficiency	26	322,306	249,709
Accounts payable related to concession	27	516,305	492,330
Sectorial financial liabilities	9	96,531	90,700
Other accounts payable	28	116,954	72,849
Provisions for legal claims	29	1,664,773	1,400,064
		12,898,772	11,541,960

EQUITY
Attributable to controlling shareholders
Capital	30.1	7,910,000	7,910,000
Equity valuation adjustments	30.2	785,610	895,601
Legal reserve		914,751	844,398
Profit retention reserve		6,422,564	5,557,843
		16,032,925	15,207,842

Attributable to non-controlling interests	17.2.2	303,289	302,661

		16,336,214	15,510,503

TOTAL LIABILITIES & EQUITY		35,930,100	33,162,377
Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2018	12.31.2017	12.31.2016
NET OPERATING REVENUE	31	14,934,780	14,024,573	13,101,753

OPERATING COSTS	32	(11,501,688)	(10,665,890)	(10,234,115)

GROSS PROFIT		3,433,092	3,358,683	2,867,638

Operational expenses / income
Selling expenses	32	(148,709)	(169,050)	(250,448)
General and administrative expenses	32	(723,534)	(685,675)	(741,145)
Other operational income (expenses)	32	(302,690)	(464,316)	(53,638)
Equity in earnings of investees	17	135,888	101,739	166,411
		(1,039,045)	(1,217,302)	(878,820)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		2,394,047	2,141,381	1,988,818

Financial results	33
Financial income		813,915	699,310	903,936
Financial expenses		(1,251,965)	(1,447,750)	(1,498,592)
		(438,050)	(748,440)	(594,656)

OPERATING PROFIT		1,955,997	1,392,941	1,394,162

INCOME TAX AND SOCIAL CONTRIBUTION	13.4
Current		(580,065)	(379,943)	(589,322)
Deferred		68,072	105,257	69,632
		(511,993)	(274,686)	(519,690)

NET INCOME		1,444,004	1,118,255	874,472
Attributed to controlling shareholders		1,407,063	1,033,626	895,772
Attributed to non-controlling interest	17.2.2	36,941	84,629	(21,300)

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO PARENT
COMPANY SHAREHOLDERS - EXPRESSED IN BRAZILIAN REAIS	30.5
Common shares		4.91091	3.60754	3.12641
Class "A" Preferred shares		5.40201	3.96830	3.43906
Class "B" Preferred shares		5.40201	3.96830	3.43906
Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2018	12.31.2017	12.31.2016

NET INCOME		1,444,004	1,118,255	874,472
Other comprehensive income
Items that will never be reclassified to profit or loss	30.2
Gain (losses) on actuarial liabilities
Post employment benefits		(58,354)	(46,506)	(88,906)
Post employment benefits - equity		-	-	(852)
Taxes on other comprehensive income		19,994	16,827	30,174
Items that may be reclassified to profit or loss	30.2
Adjustments related to financial assets		-	26,138	3,612
Taxes on other comprehensive income		-	(8,888)	(1,229)
Realization - gain on financial assets, net of tax		-	(18,909)	-
Total comprehensive income, net of taxes		(38,360)	(31,338)	(57,201)

TOTAL COMPREHENSIVE INCOME		1,405,644	1,086,917	817,271

Attributed to controlling shareholders		1,368,549	1,002,411	838,506
Attributed to non-controlling interest		37,095	84,506	(21,235)
Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Attributable to controlling shareholders
			Equity valuation adjustments		Profit reserves				Attributable
	Note			Other		Profit			to non -
			Deemed	comprehensive	Legal	retention	Accumulated	Shareholders’	controlling
		Capital	cost	income	reserve	reserve	profit	equity	interests	Equity
Balance as of January 1, 2016		6,910,000	1,046,663	130,709	744,784	5,330,383	-	14,162,539	317,953	14,480,492
Net Income (loss)		-	-	-	-	-	895,772	895,772	(21,300)	874,472
Other comprehensive income
Gain on financial assets, net of taxes	31.2	-	-	2,383	-	-	-	2,383	-	2,383
Actuarial gain (losses), net of taxes	31.2	-	-	(59,649)	-	-	-	(59,649)	65	(59,584)
Total comprehensive income		-	-	(57,266)	-	-	895,772	838,506	(21,235)	817,271
Realization - deemed cost, net of taxes	31.2	-	(101,707)	-	-	-	101,707	-	-	-
Realization - actuarial gain	31.2	-	-	(19,933)	-	19,933	-	-	-	-
Deliberation of additional dividends proposed	18.2.2	-	-	-	-	-	-	-	(23,072)	(23,072)
Distribution of dividends with retained earnings	18.2.2	-	-	-	-	-	-	-	(9,342)	(9,342)
Capital increase		1,000,000	-	-	-	(1,000,000)	-	-	-	-
Allocation proposed to GSM:
Legal reserve		-	-	-	47,932	-	(47,932)	-	-	-
Interest on own capital	31.4	-	-	-	-	-	(282,947)	(282,947)	-	(282,947)
Dividends	18.2.2	-	-	-	-	-	-	-	(4,260)	(4,260)
Profit retention reserve		-	-	-	-	666,600	(666,600)	-	-	-
Balance as of December 31, 2016		7,910,000	944,956	53,510	792,716	5,016,916	-	14,718,098	260,044	14,978,142
Net Income		-	-	-	-	-	1,033,626	1,033,626	84,629	1,118,255
Other comprehensive income
Gain on financial assets, net of taxes	30.2	-	-	17,250	-	-	-	17,250	-	17,250
Actuarial losses, net of taxes	30.2	-	-	(29,556)	-	-	-	(29,556)	(123)	(29,679)
Realization - gain on financial assets, net of taxes	30.2	-	-	(18,909)	-	-	-	(18,909)	-	(18,909)
Total comprehensive income		-	-	(31,215)	-	-	1,033,626	1,002,411	84,506	1,086,917
Realization - deemed cost, net of taxes	30.2	-	(71,650)	-	-	-	71,650	-	-	-
Deliberation of additional dividends proposed	17.2.2	-	-	-	-	-	-	-	(11,053)	(11,053)
Approval of additional dividends in accordance with the 62nd Annual General Meeting		-	-	-	-	(223,266)	-	(223,266)	-	(223,266)
Allocation proposed to GSM:
Legal reserve		-	-	-	51,682	-	(51,682)	-	-	-
Interest on own capital	30.4	-	-	-	-	-	(266,000)	(266,000)	-	(266,000)
Dividends	17.2.2	-	-	-	-	-	(23,401)	(23,401)	(30,836)	(54,237)
Profit retention reserve		-	-	-	-	764,193	(764,193)	-	-	-
Balance as of December 31, 2017		7,910,000	873,306	22,295	844,398	5,557,843	-	15,207,842	302,661	15,510,503
Adjustments arising from the adoption of IFRS15 and IFRS9	4.18.3	-	-	(4,391)	-	-	(160,533)	(164,924)	-	(164,924)
Transfers to profit retention reserve	4.18.3	-	-	-	-	(160,533)	160,533	-	-	-
Balance as of January 1, 2018		7,910,000	873,306	17,904	844,398	5,397,310	-	15,042,918	302,661	15,345,579
Net Income		-	-	-	-	-	1,407,063	1,407,063	36,941	1,444,004
Other comprehensive income
Actuarial gains (losses), net of taxes	30.2	-	-	(38,514)	-	-	-	(38,514)	154	(38,360)
Total comprehensive income		-	-	(38,514)	-	-	1,407,063	1,368,549	37,095	1,405,644
Realization - deemed cost, net of taxes	30.2	-	(67,086)	-	-	-	67,086	-	-	-
Allocation proposed to GSM:
Legal reserve		-	-	-	70,353	-	(70,353)	-	-	-
Interest on own capital	30.4	-	-	-	-	-	(280,000)	(280,000)	-	(280,000)
Dividends	17.2.2	-	-	-	-	-	(98,542)	(98,542)	(36,467)	(135,009)
Profit retention reserve		-	-	-	-	1,025,254	(1,025,254)	-	-	-
Balance as of December 31, 2018		7,910,000	806,220	(20,610)	914,751	6,422,564	-	16,032,925	303,289	16,336,214
Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2018	12.31.2017	12.31.2016

CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income		1,444,004	1,118,255	874,472

Adjustments to reconcile net income for the period with cash generated from operating activities
Unrealized monetary and cambial variation and debt charges - net		767,751	900,610	1,171,228
Interest - bonus from the grant of concession agreements under the quota system	10.3	(85,986)	(82,160)	(96,783)
Gain on transmission concession agreement	11.3	(268,904)	(129,769)	(98,780)
Reversal of estimated losses on transmission concession agreement	10.4	-	-	(29,025)
Gain on remeasurement of the cash flow from the RBSE assets	10.5	(82,640)	(361,156)	(809,639)
Result of the adoption of the Special Tax Regularization Program		-	(154,197)	-
Income tax and social contribution	13.4	580,065	379,943	589,322
Deferred income tax and social contribution	13.4	(68,072)	(105,257)	(69,632)
Equity in earnings of investees	17.1	(135,888)	(101,739)	(166,411)
Result of renegotiation of hydrological risk - GSF		-	-	(26,872)
Appropriation of actuarial calculation of post-employment benefits	24.4	97,900	97,511	130,707
Appropriation of pension and healthcare contributions	24.4	151,215	153,069	142,735
Creation for research and development and energy efficiency programs	26.2	125,369	118,753	101,946
Recognition of fair value of assets related to concession compensation	31	(47,499)	(57,080)	(132,741)
Sectorial financial assets and liabilities result	31	(985,344)	(767,040)	1,079,662
Depreciation and amortization	32	749,179	731,599	708,296
Net operating estimated losses, provisions and reversals	32.4	306,697	365,539	768,696
Result from the change of the investment valuation method		-	-	(52,107)
Losses in the business combination	32.6	3,769	-	-
Result of disposal of investment	32.6	(8,174)	(28,650)	-
Fair value in the purchase and sale of power in the active market	35.2.12	(3,786)	-	-
Impairment of accounts receivable related to concession	10	1,536	17	54
Loss on disposal of contract assets	11	9,762	-	-
Loss on disposal of property, plant and equipment	18.2	68,450	64,508	27,316
Loss on disposal of intangible assets	19	28,742	42,740	47,434
		2,648,146	2,185,496	4,159,878

Decrease (increase) in assets
Trade accounts receivable		191,113	(322,814)	578,116
Dividends and interest on own capital received		50,858	44,334	154,877
CRC transferred to the Government of the State of Paraná	8.1	260,117	97,085	49,425
Judicial deposits		87,853	96,028	62,324
Sectorial financial assets	9.2	482,974	-	258,779
Other receivables		17,292	(44,193)	15,244
Inventories		(5,726)	20,078	381
Income tax and social contribution		360,855	146,602	(69,989)
Other current taxes recoverable		(74,003)	87,884	(25,608)
Prepaid expenses		8,520	12,128	10,096
Related parties		-	(667)	-
		1,379,853	136,465	1,033,645

Increase (decrease) in liabilities
Payroll, social charges and accruals		(29,845)	26,170	29,396
Related parties		(59)	-	-
Suppliers		(572,306)	275,370	(666,864)
Other taxes		75,234	24,795	(62,239)
Post-employment benefits	24.4	(204,809)	(200,848)	(187,143)
Sectorial charges due		(70,507)	8,313	(135,746)
Research and development and energy efficiency	26.2	(91,015)	(104,512)	(58,831)
Payable related to the concession	27.2	(64,365)	(65,871)	(648,593)
Sectorial financial liabilities		-	419,220	-
Other accounts payable		103,464	(101,062)	(23,605)
Provisions for legal claims	29.1.1	(144,171)	(124,395)	(193,197)
		(998,379)	157,180	(1,946,822)

CASH GENERATED FROM OPERATING ACTIVITIES		3,029,620	2,479,141	3,246,701

Income tax and social contribution paid		(468,552)	(335,087)	(859,784)
Loans and financing - interest due and paid	22.4	(289,095)	(532,033)	(362,128)
Debentures - interest due and paid	23.2	(501,002)	(622,815)	(547,971)

NET CASH GENERATED FROM OPERATING ACTIVITIES		1,770,971	989,206	1,476,818
(continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Cash Flows, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2018	12.31.2017	12.31.2016

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		(75,804)	48,512	13,664
Loans and financing granted to related parties		-	(5,145)	(9,422)
Receipt of loans and financing granted to related parties		117,645	24,985	5,112
Additions to contract assets		(792,835)	-	-
Customers contributions - contract assets		106,764	-	-
Acquisitions of subsidiaries - effect on cash		7,998	-	-
Disposal of investments		-	484,608	-
Additions in investments	17.1 e 39.1	(51,557)	(248,243)	(505,098)
Capital reduction of investees	17.1	35,280	-	74,983
Additions to property, plant and equipment		(1,489,067)	(1,205,508)	(1,284,436)
Customers contributions - property, plant and equipment		12	-	40
Additions to intangible assets		(7,589)	(806,240)	(928,727)
Customers contributions - intangible assets		-	125,858	122,809

NET CASH (USED IN) GENERATED FROM INVESTING ACTIVITIES		(2,149,153)	(1,581,173)	(2,511,075)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	22.4	1,314,766	800,044	93,806
Issue of Debentures	23.2	2,890,283	2,242,521	1,822,965
Payments of principal - loans and financing	22.4	(1,126,144)	(971,187)	(226,973)
Payments of principal - debentures	23.2	(1,491,667)	(915,005)	(785,239)
Dividends and interest on own capital paid		(300,722)	(506,404)	(368,956)

NET CASH GENERATED FROM FINANCING ACTIVITIES		1,286,516	649,969	535,603

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		908,334	58,002	(498,654)

Cash and cash equivalents at the beginning of the period	5	1,040,075	982,073	1,480,727
Cash and cash equivalents at the end of the period	5	1,948,409	1,040,075	982,073

CHANGE IN CASH AND CASH EQUIVALENTS		908,334	58,002	(498,654)
Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1         Operations

Companhia Paranaense de Energia (Copel, Company or Parent Company), with its head office located at Rua Coronel Dulcídio, 800, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded at Corporate Governance Level 1 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (ANEEL), linked to the Brazilian Ministry of Mines and Energy (MME), is to carry out research, study, planning, and asset building activities related to the generation, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel participates in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy, telecommunications and natural gas.

1.1    Copel’s equity interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

The changes, acquisitions and sales in relation to the equity stakes as of 12.31.2017 were: business combination presented in Note 1.2, transfer of Foz do Chopim (NE nº 1.1.3) and constitution of the Specific Purpose Company - SPE Bela Vista Geração de Energia S.A.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1.1       Subsidiaries

	Headquarters	Main activity	Interest
Subsidiaries			%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A. (Copel TEL)	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Renováveis S.A. (Copel REN) (a)	Curitiba/PR	Control and management of interests	100.0	Copel
Copel Comercialização S.A. (Copel Energia)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária Ltda. (UEG)	Curitiba/PR	Production of electricity from natural gas	20.0	Copel
			60.0	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Costa Oeste Transmissora de Energia S.A. (1.2)	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A. (1.2)	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A. (b)	Curitiba/PR	Production of electricity	99.9	Copel GeT
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A. (c)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A. (c)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A. (b)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A. (c)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A. (c)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A. (c)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A. (c)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A. (c)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A. (c)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A. (c)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A. (c)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.(c)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A. (b)	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
(a) Company management is assessing whether a business purpose change or a closure and transfer of assets to the shareholder is required.
(b) Pre-operating stage.
(c) Operation started from December 2018.

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

(a) Project with its activities halted because of a Public Civil Action pending a decision at TRF-4. There is a decision of the consortium members requesting the National Agency of Petroleum, Natural Gas and Biofuels – ANP, through the establishment of an institutional arbitration procedure, to release contractual obligations without burden to the bidders, with the consequent return of the subscription bonuses, reimbursement of the warranty costs incurred, and the release of the guarantees provided.

(b) Pre-operating stage.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1.3       Associates

Associated companies	Headquarters	Main activity	Interest
			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.0303	Copel
Foz do Chopim Energética Ltda. (a)	Curitiba/PR	Production of electricity	35.77	Copel GeT
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0	Copel
Copel Amec S/C Ltda. - in liquidation	Curitiba/PR	Services	48.0	Copel
Sercomtel S.A. Telecomunicações (c)	Londrina/PR	Telecommunications	45.0	Copel
Dominó Holdings Ltda.	Curitiba/PR	Interests in companies	49.0	Copel Energia
GBX Tietê II Empreendimentos Participações S.A. (b)	São Paulo/SP	Incorporation of real estate projects	19.31	UEG

(a) In February 2018, the associated Foz do Chopim Energética Ltda. was transferred from Copel to Copel GeT, through an increase in the capital stock. As it is a transfer without change of control, the Company recorded the book values. The balances was transferred in the transaction are shown in Note 17.1

(b) Pre-operating stage.
(c) Investment reduced to zero due to the impairment tests.

1.1.4       Joint operations (consortiums)

Joint operations	Interest (%) Copel GeT	Other consortium members
Hydroelectric Power Plant Gov. Jayme Canet Júnior (Mauá - Note 18.5)	51.0	Eletrosul Centrais Elétricas S.A. (49%)
Hydroelectric Power Plant Baixo Iguaçu (Note 18.5)	30.0	Geração Céu Azul S.A (Subsidiary of Neoenergia S.A.) (70%)

1.2     Business combination through the exchange of assets

1.2.1       Subsidiaries acquired and joint venture disposed of

On August 30, 2018, Copel GeT signed a Share Exchange Agreement with Eletrosul with respect to the joint ventures Costa Oeste Transmissora de Energia S.A. (51% -Copel GeT and 49% - Eletrosul), Marumbi Transmissora de Energia S.A. (80% - Copel GeT and 20%- Eletrosul) and Transmissora Sul Brasileira de Energia S.A. (20% - Copel GeT and 80% - Eletrosul). The impact of the exchange agreement is that Copel GeT obtained a 100% interest in the former joint ventures Costa Oeste and Marumbi, and Eletrosul obtained a 100% interest in Transmissora Sul Brasileira.

The assumption of the 100% interest in Costa Oeste and Marumbi by Copel GeT will allow economies of scale in the integrated management of these ventures with the other Company’s assets.

The business combinations occurred on August 31, 2018, date of transfer of the shares.

			Percentage interest		Consideration
			in shares of Copel-GeT		transferred
Subsidiaries acquired	Main activity	Date of acquisition	previous	acquired	R$
Costa Oeste	Transmission of electricity	08.31.2018	51%	49%	38,883
Marumbi	Transmission of electricity	08.31.2018	80%	20%	23,811

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.2.2        Consideration transferred and concession right generated in acquisitions

The business combinations occurred through exchange of assets and the amount of the consideration corresponded to the fair value of the 20% interest held by Copel GeT in Transmissora Sul Brasileira (asset transferred). This amount was allocated in proportion to the fair value of the equity interests acquired from Eletrosul, corresponding to 49% of Costa Oeste and 20% of Marumbi.

	Net assets transferred	Net assets acquired
Consideration transferred	Transmissora Sul Brasileira	Costa Oeste	Marumbi
Fair value on 08.31.2018	313,471	73,219	109,861
Percentage of interest transferred	20%	-49%	-20%
Amount of portion exchanged	62,694	(35,878)	(21,971)
Consideration amount	62,694	38,883	23,811
Concession rights	-	3,005	1,840

The concession rights generated in the business combinations consist mainly of expected synergies and economies of scale and will be amortized over the remaining concession periods of Costa Oeste and Marumbi, which will expire on January 11, 2042 and May 9, 2042, respectively.

Concession right generated in the acquisition	Costa Oeste	Marumbi
Fair value of consideration transferred	38,883	23,811
Fair value of Copel GeT interest before the combination	37,341	87,890
	76,224	111,701
Net value of identifiable assets acquired and liabilities assumed	(73,219)	(109,861)
Concession rights	3,005	1,840

1.2.3       Assets acquired and liabilities recognized on the acquisition date

Copel GeT measured preliminarily at fair value on the acquisition date its prior equity interests in the acquires, the identifiable assets acquired, and the liabilities assumed.

The losses resulting from the fair value measurement of the prior equity interests of Copel GeT in Costa Oeste and Marumbi, amounting to R$ 3,769, are included in Other operating income (expenses), net, in the statement of income.

The fair values of the prior equity interests and the interests acquired on the business combination dates of Costa Oeste and Marumbi are shown below:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Costa Oeste		Fair value
			Equity interest
		At the	before business	Equity interest
08.31.2018	Carrying amount	acquisition date	combination - 51%	acquired - 49%
Assets identified	102,355	109,327	55,757	53,570
Cash and cash equivalents	4,140	4,140	2,111	2,029
Trade accounts receivable	945	945	482	463
Prepaid expenses	22	22	11	11
Taxes recoverable	59	59	30	29
Collaterals	1,711	1,711	873	838
Financial assets - concession	95,448	95,448	48,678	46,770
Financial assets - business combination	-	6,972	3,556	3,416
Property, plant and equipment	13	13	7	6
Intangible assets	17	17	9	8
Liabilities assumed	30,420	36,108	18,416	17,692
Suppliers	93	93	47	46
Financing	26,011	26,011	13,266	12,745
Deferred income tax and social contribution	3,029	3,029	1,545	1,484
Deferred income tax and social contribution - business combination	-	661	37	324
Provisions for legal claims	831	831	424	407
Contingent liabilities - business combination	-	5,027	2,564	2,463
Others liabilities	456	456	233	223
Net assets acquired	71,935	73,219	37,341	35,878

Marumbi		Fair value
			Equity interest
		At the	before business	Equity interest
08.31.2018	Carrying amount	acquisition date	combination - 80%	acquired - 20%
Assets identified	167,533	164,999	132,000	32,999
Cash and cash equivalents	3,857	3,857	3,086	771
Trade accounts receivable	1,928	1,928	1,542	386
Prepaid expenses	56	56	45	11
Taxes recoverable	6	6	5	1
Collaterals	2,623	2,623	2,098	525
Financial assets - concession	159,022	156,488	125,191	31,297
Property, plant and equipment	22	22	18	4
Intangible assets	19	19	15	4
Liabilities assumed	52,142	55,138	44,110	11,028
Suppliers	3,016	3,016	2,413	603
Financing	40,764	40,764	32,611	8,153
Deferred income tax and social contribution	4,919	4,919	3,935	984
Deferred income tax and social contribution - business combination	-	(2,849)	(2,279)	(570)
Provisions for legal claims	2,103	2,103	1,682	421
Contingent liabilities - business combination	-	5,845	4,676	1,169
Others liabilities	1,340	1,340	1,072	268
Net assets acquired	115,391	109,861	87,890	21,971

1.2.4 Impact of acquisition on consolidated profit or loss

The profit for the year includes R$ 1,875 attributable to the additional income generated by Costa Oeste and R$ 5,108 attributable to Marumbi. The consolidated revenues for the period include R$ 3,093 related to Costa Oeste and R$ 6,085 related to Marumbi.

Had these business combinations occurred on January 1, 2018, the consolidated net operating revenue would have increased in R$ 23,834, totalizing R$ 14,958,614 and the consolidated net income for the period would have increased in R$ 4,666, totalizing R$1,448,670. Management considers that these pro forma amounts represent an approximate measurement of the combined consolidated performance on an annualized basis and serve as reference for comparison in future years.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2         Concessions and Authorizations

2.1    Concessions contracts or authorizations obtained by Copel

Copel		Interest %	Maturity
Concession agreement / authorization of the equity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Copel TEL (2.1.2)	Authorization Term 54/2003 - Anatel/SVP/PVST	100	Indeterminate
	Authorization Term 305/2012 - Anatel/SVP/PVST	100	Indeterminate
Elejor	Contract 125/2001 - HPP Fundão and Santa Clara	70	05.28.2037
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.18.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	08.27.2033
UEG Araucária	Authorization 351/1999 - TPP Araucária (60% Copel GET)	20	12.22.2029
Compagás (2.1.1)	Concession gas distribution contract	51	01.20.2019
Paraná Gás (1.1.2 - a)	PART-T-300_R12 4861-.0000.99/2014-00 - ANP	30	05.15.2045
Usina de Energia Eólica São João S.A. (a)	MME Ordinance 173 /2012 - WPP São João	49	03.25.2047
Usina de Energia Eólica Carnaúba S.A. (a)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.08.2047
Usina de Energia Eólica Reduto S.A. (a)	MME Ordinance 230 /2012 - WPP Reduto	49	04.15.2047
Usina de Energia Eólica Santo Cristo S.A. (a)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.17.2047
(a) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.
Hydroelectric Power Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Power Plant - TPP
Wind Power Plant - WPP

2.1.1       Compagás

Compagás is a party to a concession agreement entered into with the Concession Grantor, the State of Paraná, setting July 6, 2024 as the expiration date of the concession.

On December 7, 2017, the State of Paraná published Supplementary Law 205, introducing a new interpretation of the expiration of the concession, understanding that expiration will be on January 20, 2019. Considering that up to this date the extension/bidding of the concession has not yet occurred, the law provides that the concession operator may, after the expiration of the term, remain responsible for its performance until the assumption of the new concession operator, subject to the conditions established.

The Management of Compagás, its Parent company and other shareholders are challenging the effects of the aforesaid law since they understand that it conflicts with the provisions of the concession agreement currently in force. Compagás filed a lawsuit challenging the early termination of the concession and, on October 30, 2018, a preliminary injunction was granted. The Company is awaiting the trial of the merit of the case.

However, as of the issuance of these annual financial statements, such lawsuit continues outstanding. These financial statements reflect the acceleration of the expiration of the Compagas concession as of December 31, 2018, as follows:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.31.2018	End of concession in 2024	Adjustments	End of concession in 2019
STATEMENTS OF FINANCIAL POSITION
Noncurrent assets
Accounts receivable related to the concession and Contract Assets	148,720	199,257	347,977
Intangible assets	152,538	(148,919)	3,619
STATEMENTS OF INCOME
Net operating revenue
Fair value of assets from the indemnity for the concession	9,184	3,009	12,193
Operating Costs
Amortization	(29,012)	6,253	(22,759)

	End of concession in 2024		End of
12.31.2017		Adjustments	concession in 2019
STATEMENTS OF FINANCIAL POSITION
Noncurrent assets
Accounts receivable related to the concession	148,868	154,800	303,668
Intangible assets	198,688	(154,800)	43,888
STATEMENTS OF INCOME
Net operating revenue
Fair value of assets from the indemnity for the concession	(197)	41,078	40,881

Management will continue to make its best efforts to protect the Company's interests, aiming to appropriately settle the impacts of the new interpretation given by the Concession Grantor and find alternatives necessary to maintain the concession in a sustainable manner.

2.1.2       Copel Telecomunicações

On April 17, 2019, Copel's Board of Directors resolved, unanimously, that we should continue to analyze alternatives for a potential transfer of control of Copel Telecomunicações S.A.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.2    Concession contracts or authorizations obtained by Copel GeT and its investees

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP
Generation Concession 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	07.02.2042
Generation concession 001/2011 - HPP Colíder (a)		100	01.16.2046
Ordinance 133/2011 - SHP Cavernoso II		100	02.27.2046
Generation Concession 002/2012 - HPP Baixo Iguaçu (a)		30	09.13.2049
Generation Concession 007/2013
HPP Apucaraninha		100	10.12.2025
HPP Chaminé		100	08.16.2026
HPP Derivação do Rio Jordão		100	11.15.2029
HPP Cavernoso		100	01.07.2031

PUBLIC SERVICE CONCESSIONS

Generation concession 045/1999
TPP Figueira (Note 35.2.6)		100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia) (Note 35.2.6)		100	09.17.2023
HPP São Jorge		100	12.03.2024
HPP Guaricana		100	08.16.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.15.2029
HPP Gov. José Richa (Salto Caxias)		100	05.04.2030

Authorization 278/1999 - WPP Palmas		100	09.28.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and
HGP Salto do Vau (only register with ANEEL)		100	-
Generation concession 002/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046
HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-
Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TPP Araucária (20% - Copel)	60	12.22.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.24.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.30.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.30.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.26.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.07.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.08.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.08.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.27.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.19.2046
GE Olho D’Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	05.31.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste (b)	100	05.10.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste (a)	100	05.10.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada (b)	100	01.04.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena (b)	100	01.04.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar (b)	100	05.10.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru (b)	100	01.04.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia (b)	100	01.04.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I (b)	100	08.03.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II (b)	100	08.03.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III (a)	100	08.03.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I (b)	100	08.03.2050
São MigueI lI	Ordinance 351/2015 - WPP São Miguel II (b)	100	08.03.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III (b)	100	08.03.2050
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	35.77	04.23.2030
SHP Bela Vista	Resolution Nº 913/2007 (c)	99.9	01.01.2041

(a) Project under construction.
(b) Beginning of the operation in December, 2018.
(c) Building under construction, in process of transfer of the grant after success in Auction No. 003/2018-ANEEL, on 08.31.2018.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel GeT		Interest %	Maturity
Transmission lines and substations concession agreements
Contract 060/2001 (extended by 3rd addendum to the contract) - Transmission facilities – several joint ventures		100	12.31.2042
Contract 075/2001 - Transmission line Bateias - Jaguariaíva		100	08.16.2031
Contract 006/2008 - Transmission line Bateias - Pilarzinho		100	03.16.2038
Contract 027/2009 - Transmission line Foz do Iguaçu - Cascavel Oeste		100	11.18.2039
Contract 010/2010 - Transmission line Araraquara II - Taubaté		100	10.05.2040
Contract 015/2010 - Substation Cerquilho III		100	10.05.2040
Contract 022/2012 - Transmission line - Foz do Chopim - Salto Osório C2; Transmission line 230 kV Londrina - Figueira		100	08.26.2042
Contract 002/2013 - Transmission line - Assis - Paraguaçu Paulista II; Substation 230/88 kV Paraguaçu Paulista II		100	02.24.2043
Contract 005/2014 - Transmission line - Bateias - Curitiba Norte; Substation 230/138 kV Curitiba Norte		100	01.28.2044
Contract 021/2014 - Transmission line Foz do Chopim - Realeza; Substation Realeza 230/138 kV - Pátio novo 230 kV		100	09.04.2044
Contract 022/2014 - Transmission line Assis - Londrina		100	09.04.2044
Contract 006/2016 - Transmission line 525kV Curitiba Leste - Blumenau C1 (a)		100	04.06.2046
Contract 006/2016 - Transmission line 230 kV Uberaba - Curitiba Centro C1 e C2 (Underground) (a)
Contract 006/2016 - Substation 230/138 kV Curitiba Centro (SF6) - 230/138 kV - 2 x ATF 150 MVA (a)
Contract 006/2016 - Substation 230/138 kV Medianeira (Pátio novo 230 kV) - 2 x 150 MVA (a)
Contract 006/2016 - Transmission line 230 kV Baixo Iguaçu - Realeza (a)
Contract 006/2016 - Substation 230/138 kV Andirá Leste - 2 x ATR 150 MVA (a)

Concession agreement / authorization of the equity
Costa Oeste Transmissora	Contract 001/2012 - Transmission line Cascavel Oeste - Umuarama; Substation Umuarama 230/20138 kV	100	01.11.2042
Caiuá Transmissora	Contract 007/2012 - Transmission line Umuarama - Guaíra; Transmission line 230 kV Cascavel Oeste - Cascavel Norte;	49	05.09.2042
	Substation Santa Quitéria 230/69-13,8 kV; Substation Cascavel Norte 230/20138-13,8 kV
Marumbi Transmissora	Contract 008/2012 - Transmission line Curitiba - Curitiba Leste; Substation Curitiba Leste 525/230 kV	100	05.09.2042
Integração Maranhense	Contract 011/2012 - Transmission line Açailândia - Miranda II	49	05.09.2042
Matrinchã Transmissora	Contract 012/2012 - Transmission line Paranaíta - Ribeirãozinho; Transmission line 500 kV Paranaíta - Cláudia;	49	05.09.2042
	Substation Cláudia 500 kV; Transmission line 500 kV Cláudia - Paranatinga; Substation Paranatinga 500 kV;
	Transmission line 500 kV Paranatinga - Ribeirãozinho
Guaraciaba Transmissora	Contract 013/2012 - Transmission line Ribeirãozinho - Marimbondo II;	49	05.09.2042
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte; Transmission line 500 Rio Verde Norte - Marimbondo II;
	Sectioning of Transmission lines 500 kV Marimbondo - Araraquara, at Substation Marimbondo II;
	Substation Marimbondo II 500 kV
Paranaíba Transmissora	Contract 007/2013 - Transmission line - T 500 kV Barreiras II - Rio das Éguas;	24.5	05.01.2043
	Transmission line 500 kV Rio das Éguas - Luziânia; Transmission line 500 kV Luziânia - Pirapora 2
Mata de Santa Genebra	Contract 001/2014 - Transmission line - Itatiba - Bateias (a); Transmission line 500 kV Itatiba - Bateias (a);	50.1	05.13.2044
	Transmission line 500 kV Araraquara 2 - Itatiba (a); Transmission line 500 kV Araraquara 2 - Fernão Dias (a);
	Substation Santa Bárbara D'Oeste 440 kV (a); Substation Itatiba 500 kV (a);
	Substation 500/440 kV Fernão Dias (a)
Cantareira Transmissora	Contract 019/2014 - Transmission line - Estreito - Fernão Dias	49	09.04.2044
(a) Buildings under construction.

3         Basis of Preparation

3.1    Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, IASB.

The Company's Management believes that all the relevant information used in its management is evidenced in the consolidated financial statements.

The consolidated financial statements were approved by Management and authorized for issue on April 26, 2019.

3.2    Functional and presentation currency

The financial statements are presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.3   Basis of measurement

The financial statements were prepared based on the historical cost, except for certain financial instruments and investiments measured at fair value, as described in the respective accounting policies and notes.

3.4   Use of estimates and judgments

In the preparation of these financial statements, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. Changes in estimates are recognized in the period in which they occur.

3.4.1       Judgements

Information about judgment referring to the adoption of accounting policies which significantly impacts the amounts recognized in the consolidated financial statements, except those involving estimates, is included in the following notes:

•         Note 4.1 - Basis of consolidation; and

•         Note 4.2 - Financial instruments.

3.4.2        Uncertainties over assumptions and estimates

Information on uncertainties related to assumptions and estimates that pose a chance of resulting in a material change within the next financial year is included in the following notes:

•         Notes 4.3 and 9 - Sectorial financial assets and liabilities;

•         Notes 4.4 and 10 - Accounts receivable related to the concession

•         Notes 4.5 and 11 - Contract assets;

•         Notes 4.8 and 18 - Property, plant and equipment;

•         Notes 4.9 and 19 - Intangible assets;

•         Notes 4.10 and 18.7 - Impairment of assets;

•         Notes 4.11 and 29 - Provisions for litigation and contingent liabilities;

•         Note 4.12 - Revenue recognition;

•         Note 4.14 - Power purchase and sale transactions in the Spot Market (Electric Energy Trading Chamber – CCEE);

•         Note 4.15 - Power purchase and sale transactions in the active market;

•         Note 7.3 - Expected credit losses

•         Note 13.2 - Deferred income tax and social contribution; and

•         Note 24 - Post-employment benefits.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

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

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term concessions; (ii) robust equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets set forth in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

4         Significant Accounting Policies

4.1   Basis of consolidation

4.1.1       Calculation of equity in earnings of investees

Payment of dividends decreases the carrying value of investments.

When required, for calculation of equity in earnings of investees, the investees' financial statements are adjusted to align their policies with the Company's accounting policies.

4.1.2       Subsidiaries

The subsidiaries are entities to which the Company is exposed to or has a right over the variable returns arising from its involvement with them and has the ability to affect those returns exerting its power over the entities.

The financial statements of the subsidiaries are included in the consolidated financial statements as from the date they start to be controlled by the Company until the date such control ceases.

The balances of the subsidiaries’ assets and liabilities, and profit or loss, are consolidated and transactions between consolidated companies are eliminated.

4.1.3       Noncontrolling interests

Noncontrolling interests are presented in equity, separately from the equity attributable to the Company's shareholders. Profits, losses and other comprehensive income are also allocated separately from the ones allocated to the Company's shareholders, even if this procedure results in negative noncontrolling interest balance.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.1.4        Joint ventures and associates

Joint ventures are entities over which the Company, subject to an agreement, has the ability to affect returns exerting its power in conjunction with other parties, irrespective of the percentage of interest in the voting capital.

Associates are entities over which the Company exerts significant influence regarding financial and operational decisions, without control.

When the share in losses of a joint venture or associate equals or exceeds the accounting balance of the investor’s equity interest in the investee, the investor should discontinue the recognition of its share in future losses. Additional losses will be considered, and a liability will be recognized, only if the investor incurs legal or constructive obligations, or performs payments on behalf of the investee. Should the investee subsequently post profits, the investor should resume the recognition of its interest in these profits only subsequent to the point at which the portion to which it is entitled to in these subsequent profits equals its share in unrecognized losses.

4.1.5       Joint operations (consortiums)

Joint operation is a joint business according to which parties that jointly control the business have rights on assets and obligations regarding liabilities related to the business.

Joint operations are recorded in proportion to the share of interest held in their assets, liabilities and profit or loss.

4.1.6       Business combination

The acquisition analysis is done on a case-by-case basis to determine whether the transaction represents a business combination or an asset purchase. Transactions between companies under common control do not constitute a business combination.

Assets and liabilities acquired in a business combination are accounted for using the acquisition method and are recognized at their fair values at the acquisition date.

The excess of the acquisition cost over the fair value of the net assets acquired (identifiable assets acquired, net of assumed liabilities) is recognized as goodwill in intangible assets. When the amount generated is negative, the bargain purchase gain is recognized directly in profit or loss.

The amount paid that refers specifically to the concession right acquired in a business combination where the acquired entity is a concession operator, whose right to the concession has a known and defined term, is not characterized as goodwill.

In acquisitions of interests in affiliates and in joint ventures, although they do not constitute a business combination, the net assets acquired are also recognized at fair value. Goodwill is presented in the investment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.2   Financial instruments

Financial instruments are recognized immediately on the trade date, that is, when the obligation or right arises. They are initially recorded at fair value, unless it is a trade receivables without a significant financing component, plus, for an item not measured at fair value through profit or loss, any directly attributable transaction costs. An accounts receivable from customers without a significant component of financing is initially measured at the price of the transaction.

Fair values are determined based on market prices for financial instruments with active market, and by the present value method of expected cash flows, for those that have no quotation available in the market.

The Company do not operate with derivative financial instruments, except for the purchase and sale of energy contracts disclosed in Statement No. 35.2.12. The company does not operate financial instruments measured at fair value through other comprehensive income.

Financial assets are not reclassified subsequent to initial recognition, unless the Company changes the business model for the management of financial assets, in which case all affected financial assets are reclassified on the first day of the reporting period subsequent to the change in business model.

The Company's financial instruments are classified and measured as described below.

4.2.1       Financial assets recorded at fair value through profit or loss

Financial assets recorded at fair value through profit or loss include financial assets designated upon initial recognition as at fair value through profit or loss or financial assets required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of being sold or repurchased in the near term. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. After initial recognition, transaction costs and attributable interest expenses, when incurred, are recognized through profit or loss.

4.2.2       Financial assets measured at amortized cost

Financial assets are classified and measured when: (i) the financial asset is maintained within a business model whose objective is to maintain financial assets in order to receive contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

4.2.3       Financial liabilities measured at amortized cost

Financial liabilities are measured at amortized cost using the effective interest method. This method is also used to allocate interest expense of these liabilities for the period. The effective interest rate is the rate that discounts estimated future cash flows (including fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the expected life of the financial liability or, when appropriate, over a shorter period, for the initial recognition of the net carrying amount.

4.2.4     Financial liabilities measured at fair value through Profit or Loss

Financial liabilities designated fair value through profit or loss are stated at fair value with the respective gains or losses in fair value recognized in the statement of income. Net gains or losses recognized in profit or loss include the interest paid on the financial liability.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.2.5     Derecognition of financial assets and liabilities

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company derecognizes financial liabilities only when its obligations are discharged, cancelled or settled. The difference between the carrying amount of the derecognized financial liability and the corresponding disbursement made or to be made is recorded to profit or loss.

4.3   Net sectorial financial assets and liabilities

According to the amendment to the concession agreement of distribution companies, the Company records changes in sectorial financial assets and liabilities. Until the next tariff adjustment/review process, when the Concession Grantor approves the transfer as components of the power tariff and thus, it passes the adjustment on to consumers in the next tariff cycle, which occurs on June 24 of each year.

In the event of termination of the concession for any reason, the residual values of Part A items and other financial components not recovered or returned through tariff are incorporated in the calculation of compensation or deducted from unamortized assets indemnity values, thus protecting rights or obligations of the distribution company to the Concession Grantor.

4.4   Accounts receivable related to the concession

Refer to financial assets of the concessions with unconditional right to receive cash by the Company, guaranteed by the Concession Grantor by contractual clause and specific legislation.

4.4.1    Power distribution service concession

The concession agreement for electricity distribution provides that the users of the public service remunerate part of the investments made by the concessionaire and the Concession Grantor at the end of the concession indemnifies the other party. This model provides for the recognition of financial assets, contract assets in the construction period and intangible assets.

The portion recognized as financial asset refers to the indemnity set forth in the public power distribution service concession agreements, which the Company understands as an unconditional right to cash payments from the Concession Grantor upon expiration of the concession. This indemnification aims to reimburse the Company for investments made in infrastructure, without recovery, through the tariff.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The cash flows related to these assets are determined taking into account the Regulatory Compensation Basis (Base de Remuneração Regulatória or BRR, in Portuguese), defined by the Concession Grantor. The methodology of the BRR is based on the replacement cost of the assets that make up the power distribution infrastructure related to the concession.

4.4.2    Piped gas distribution service concession

Gas concession agreement follows the bifurcated model, whereby part of the investments made by the concession operator is paid by users of the public service and the other part is indemnified by the Concession Grantor, the State of Paraná, at the end of the concession. This model provides for recognition of a financial asset, a contract asset in the construction period and an intangible asset.

The amount recognized as a financial asset is the amount that will be indemnified by the Concession Grantor corresponding to the investments made in the last ten years prior to the end of the concession as foreseen in the agreement and that, according to Management, assures the unconditional right to receive cash at the end of the concession. The indemnity assumption is based on the replacement cost of the concession assets.

4.4.3    Bonus for the grant of quota system generation concession agreement

The quota system generation concession agreement provides for the payment of a bonus for the grant to the Concession Grantor, pursuant to paragraph 7 of article 8 of Law 12,783/2013.

This bonus is recognized as a financial asset because it represents an unconditional right to receive cash, guaranteed by the Concession Grantor during the term of the concession and without risk of demand.

The remuneration of this financial asset is based on the Weighted Average Cost of Capital -  WACC defined by the National Energy Policy Council (CNPE) in Resolution 2/2015, which is being presented in the statement of income as operating revenue in accordance with the Company's business model.

4.4.4     Transmission concession – Reassessment of assets of the Basic Network of the Existing System

Refers to the right to reimbursement of the Concession Agreement No. 060/2001 arising from the Annual Revenue Allowed not received in the period from January 2013 to June 2017. The balance includes monetary adjustment and interest rates (Note 10.5).

4.4.5     Concession of power generation

The Company has operated and operates concession agreements for power generation that contain indemnification clauses for the infrastructure not depreciated, amortized and/or received during the concession term. After maturity, the residual balance of the assets is transferred to Accounts receivable related to the concession. At the end of each reporting period, Management evaluates the recoverability of the asset, remeasuring its cash flow based on its best estimate.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.5    Contract assets

Represented by the construction in progress or in service of the infrastructure delegated by the Concession Grantor, conditional upon the receipt of revenue not only by the passage of time, but after fulfilling the performance obligation to maintain and operate the infrastructure.

4.5.1   Power distribution service concession

Represents the concessionaire's contractual right related to the works under construction to meet the needs of the concession, accounted for at cost plus financial charges, when applicable.

When the assets are put into operation, the assets are transferred to the intangible asset, in the amount equivalent to what will be remunerated by the user through payment of the fee for the use of the services, or to the accounts receivable associated to the concession, in the amount equivalent to the residual portion of the assets not amortized, which will be reverted to the Concession Grantor through indemnification at the end of the concession.

4.5.2    Power gas distribution service concession

Construction in progress for the distribution of piped gas which will be transferred to intangible assets upon their entry in operation and to the extent that the right (authorization) is received to charge the users of the public service. The amount that will not be amortized within the term of the concession is presented in financial assets, indemnified at the end of the concession by the Concession Grantor according to contractual definition.

4.5.3    Power transmission concession

Represents the balance of public electricity transmission contracts signed with the Concession Grantor to build, operate and maintain the high voltage lines and substations of the generation centers up to the distribution points.

During the term of the concession agreement, the Company receives, subject to its performance, a remuneration denominated Annual Revenue Allowance (RAP) that remunerates the investments made in the construction of the infrastructure and covers the costs of operation and maintenance incurred. After the start of the commercial operation, this revenue is recognized in the statement of income to the extent that the operation and maintenance service are provided, and the portion of the revenue recognized in the construction phase, referring to the remuneration of the constructed assets, is billed, and will be presented in trade accounts receivable until their actual receipt.

The assets arising from the construction of the transmission infrastructure are formed by the recognition of construction revenue (NE 4.13) and by their financial remuneration (NE 4.12.2).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Upon expiration of the concession, any uncollected amounts related to the construction of infrastructure shall be received directly from the Concession Grantor, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through tariffs (RAP).

4.6   Accounts payable related to the concession

These refer to the amounts set forth in the concession agreement in connection with the right to explore hydraulic energy potential (onerous concession), whose agreement is signed as Use of Public Property (Uso do Bem Público or UBP, in Portuguese) agreements. The asset is recognized on the date of signature of the concession agreement corresponding to the present value of future cash payments for the concession. The liability is then remeasured using the effective interest rate and reduced by contractual payments.

4.7   Inventories (including property, plant and equipment and contract assets)

Materials and supplies in inventory, classified under current assets and those assigned for investments, classified under property, plant and equipment, and contract assets, have been recorded at their average acquisition cost. Recorded amounts do not exceed their net realizable value.

4.8   Property, Plant and Equipment

The property, plant and equipment related to the public service concession agreement are depreciated according to the straight-line method based on annual rates set forth and reviewed periodically by ANEEL, which are used and accepted by the market as representative of the economic useful lives of the assets related to concession's infrastructure. Property, plant and equipment related to contracts for the use of public property under the independent electricity producer scheme are depreciated based on annual rates established by ANEEL limited to the concession period. All other property, plant and equipment are depreciated using the straight-line method based on estimates of their useful lives, which is reviewed annually and adjusted if necessary.

Costs directly attributable to construction works as well as interest and financial charges on borrowings from third parties during construction are recorded under property, plant and equipment in progress, if it is probable that they will result in future economic benefits for the Company.

4.9   Intangible Assets

These comprise software acquired from third parties and software developed in-house and are measured at acquisition cost and amortized over five years, besides Intangible assets from Concession Agreements below.

4.9.1     Onerous concession of electric power generation

Corresponds to acquisition of exploration rights on hydropower potential whose onerous concession contract is signed as Use of Public Property - UBP.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

During construction work, this asset is recognized at the present value of future cash disbursements during the Concession Agreement term. When commercial operation starts, the amount starts to be amortized over the concession period.

4.9.2     Hydrological risk renegotiation (Generation Scaling Factor - GSF)

Asset consisting of the renegotiation of the hydrological risk under the terms of Law No. 13,203/2015, arising from the excess amount between the amounts recovered from the cost with the adjustment of the Energy Reallocation Mechanism - MRE (GSF), subtracted from the total cost of the risk premium to be amortized over the energy supply period in the regulated environment. The amount was transformed by ANEEL into an extension of the concession period, which is amortized on a straight-line basis as from January 1, 2016 until the end of the new concession period, according to note 14.1.

4.9.3     Power distribution service concession

This comprises the right to control infrastructure, built or acquired by the operator or provided to be used by the operator as part of the electric energy public service concession, and the right to charge fees to the users of the public service.

Intangible assets are recorded at their fair acquisition and construction value, less accumulated amortization and impairment losses, when applicable. The amortization of intangible assets reflects the pattern in which it is expected that future economic benefits will flow to the Company during the concession period.

During the infrastructure construction phase costs are classified as contract assets (NE 4.5).

4.9.4     Piped gas distribution service concession

Intangible assets for piped gas distribution services, which correspond to the right to charge users for the gas supply.

This intangible asset was initially recognized at acquisition or construction cost, plus interest and other capitalized finance charges. This asset is amortized using the straight-line basis over its estimated useful life, considering the economic benefits generated by intangible assets.

During the infrastructure construction phase costs are classified as contract assets (NE 4.5).

4.9.5     Intangible assets acquired separately

Intangible assets with a finite useful life, acquired separately, are recorded at cost, less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method based on the estimated useful lives of the corresponding assets. The estimated useful lives and the amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.9.6     Derecognition of intangible assets

An intangible asset is derecognized when no future economic benefits are expected from use or disposal. Gains or losses arising from disposal of an intangible asset are recognized in profit or loss, measured as the difference between net disposal proceeds and the carrying amount of the asset.

4.10    Impairment of assets

Assets are assessed to detect evidence of impairment.

4.10.1     Financial assets

Provisions for losses on financial assets are based on assumptions about default risk and expected loss rates. The Company uses judgment to establish these assumptions and to select the data for the calculation of the impairment, based on the Company's history, on the existing market conditions and on the future estimates at the end of each year.

The Company applies the simplified approach of IFRS 9 to the measurement of expected credit losses by considering a provision for expected loss over a useful life for all trade accounts receivable. To measure expected credit losses, trade accounts receivable are grouped based on shared credit risk characteristics and overdue days.

4.10.2     Non-financial assets

Assets under formation arising from onerous concession and concession rights and/or authorization to generate electricity are classified as intangible assets. Impairment is  tested along with the other assets of that cash-generating unit.

Whenever there is a loss resulting from situations where an asset’s carrying value exceeds its recoverable value, defined as the higher of the asset’s value in use or its net selling price, this loss is recognized in profit or loss for the year.

For impairment testing purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGU).

The amount of the impairment of non-financial assets is reviewed at the reporting date. In case of reversal of impairment losses which had been recorded in prior years, this reversal is recognized in current year's profit or loss.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Impairment of contract assets in their construction phase are tested immediately, mainly considering the use of the effective interest rate fixed at the beginning of the project and carried to the end of the concession cash flow. After the beginning of the commercial operation, the portion of revenue recognized is tested for impairment in the accounts receivable from customers. For the receivable part conditioned to fulfill the performance obligation to maintain and operate the infrastructure, the Company has no history and no expectation of losses, since amount are subject to guarantee structures, via shared apportionment of eventual default losses among the other members of the national interconnected system managed by the “Operador Nacional do Sistema” (ONS) and by jurisdiction of the sector.

4.11   Provisions

Provisions are recognized when: i) the Company has a present obligation (legal or constructive) resulting from a past event, ii) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and iii) a reliable estimate can be made of the amount to settle the obligation.

The estimates of outcomes and financial impacts are determined by the Company, which requires use of judgment by Management, supplemented by the experience of similar past transactions and, in some cases, by independent expert reports.

Environmental liabilities are recognized as the Company assumes formal obligations before regulatory agencies or becomes aware of potential risks related to environmental issues, which may lead to cash disbursements that are deemed probable and that may be estimated. During the project implementation phase, the accrued amounts are included in property, plant and equipment (generation), construction cost (transmission) or contract assets (distribution). At the start of operations, all costs included in the Operating License, whose programs will be executed during the concession and the respective disbursement has not yet occurred, are measured and adjusted to present value according to the estimated cash flow of disbursements and recorded as environmental provisions matched against the assets related to the project, being adjusted periodically.

Once the project enters commercial operation, all costs or expenses incurred with environmental programs related to the project’s operation and maintenance licenses are analyzed according to their nature and included in profit or loss for the period.

4.12   Revenue recognition

4.12.1     Revenue from contracts with customers

Revenue is measured based on the consideration that the Company expects to receive in a contract with the customer, net of any variable consideration. The Company recognizes revenues when it transfers control of the product or service to the customer. The Company's operating revenue comes mainly from the electricity supply and from the electric network availability.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The revenue from electricity supply is recognized monthly based on the data for billing that are determined by the average MW of contracted electricity and declared with the CCEE. When the information is not available, the Company, estimates the revenue considering the contracts’ rules, the price estimate and the volume provided.

For wind power generation companies subject to minimum generation amounts, the Company understands that it is subject to variable consideration, and for this reason, includes a provision for non-performance based on the annual generation estimates, reducing revenue.

Revenue from electric power supply and network availability is recognized monthly based on measured and effectively billed energy. In addition, the Company records unbilled revenue, calculated from the period between the last billing and the end of each month, by estimate based on the last measurement taken. In the concession contract for the public electricity distribution service, non-performance compensations are provided for quality indicators that, when incurred, reduce electricity availability revenue.

4.12.2     Interest income

Interest income is recognized when it is probable that future economic benefits will flow to the Company and its amount can be reliably measured. Interest income is recognized on a straight-line basis and based on time and the effective interest rate on outstanding principal amounts. The effective interest rate is the one that discounts the estimated future cash receipts calculated during the estimated life of the financial asset in relation to initial net carrying amount of that asset.

Regarding the financial and contract assets of the power transmission concession, financial compensation revenue is recognized using the discount rate established at the beginning of each project, which is presented in the statement of income as operating income in accordance with the Company's business model.

4.13   Construction revenues and costs

Revenue related to construction services for infrastructure in the power transmission and distribution services, and gas distribution, are recognized using the percentage of completion (PoC) method at each reporting period and measured on the basis of the proportion of costs incurred in relation to the total estimated costs of the distribution and transmission concession contracts. Related costs are recognized in the statement of income as construction cost.

Given that Copel DIS and Compagás outsource the construction of distribution infrastructure to unrelated parties through works carried out in the short term, the construction margin to the power and gas distribution activities result in no significant amounts, resulting in the non-recognition of such margin.

The construction margin adopted for the transmission activity for the years 2018 and 2017 was 1.65%, and results from a calculation methodology which takes into account the respective business risk.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.14   Power purchase and sale transactions in the Spot Market (Electric Energy Trading Chamber - CCEE)

Power purchase and sale transactions in CCEE are recorded on the accrual basis of accounting, based on data released by CCEE, which are calculated by the product of the Differences settlement prices - PLD multiplied by the energy surplus declared with CCEE, or, when such information is not available in a timely manner, by an estimate prepared by Management.

4.15   Power purchase and sale transactions in the active market

The Company negotiates energy purchase and sale agreements in the active market and part of its contracts are classified as derivative financial instruments measured at fair value through profit or loss.

Unrealized net gains or losses arising from the mark-to-market of these contracts ( the difference between contractual and market prices) are recognized in the statement of income.

4.16   Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Other leases are classified as operating.

4.17   Standards applicable to the Company effective January 1, 2018

The following accounting pronouncements were reviewed and had no material effect on the transactions carried out by the Company in periods prior to or after the effective date, of January 1.2018:

(i)       IFRIC 22 - Foreign Currency Transactions and Advance Consideration;
(ii)      IFRS 2 - Share-based payment;
(iii)     IAS 40 - Investment Property;
(iv)     IAS 28 - Investments in Associates and Joint Ventures; and
(v)      Annual Review of IASB 2014-2016.

Furthermore, the Company adopted the following standards, with effects from January 1, 2018:

4.17.1     IFRS 9 – Financial instruments

The Company adopted IFRS 9 applying the exemption set forth in item 7.2.15 of the standard, which allows it not to restate prior period’s comparative information due to the changes in classification and measurement of financial instruments.

The new standard establishes three categories for classification and measurement of financial assets: (i) measured at fair value through profit or loss; (ii) measured at amortized cost, based on the business model within which they are held and the characteristics of their contractual cash flows; and (iii) measured at fair value through other comprehensive income. The initial adoption had the following impacts on the classification of the Company's financial assets:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Financial instrument	Classification as IAS 39	New classification (IFRS 9)
Bonds and securities	Available for sale	Fair value through profit or loss
Collaterals and escrow accounts	Loans and receivables	Amortized cost
Trade accounts receivable	Loans and receivables	Amortized cost
CRC transferred to the State Government of Paraná	Loans and receivables	Amortized cost
Sectorial financial assets	Loans and receivables	Amortized cost
Accounts receivable related to the concession -
transmission (amortizable)	Loans and receivables	(a)
Accounts receivable related to the concession -
transmission (indemnable)	Loans and receivables	(a)
Accounts receivable related to the concession -
bonus from the grant	Loans and receivables	Amortized cost
Accounts receivable related to the concession - distribution	Available for sale	Fair value through profit or loss
Accounts receivable related to the concession compensation	Available for sale	Fair value through profit or loss
State of Paraná - Government Programs	Loans and receivables	Amortized cost
Other temporary investments	Available for sale	Fair value through profit or loss
(a) Rights that are now considered as contract assets, in accordance with IFRS 9. (Note 11)

The standard also requires the Company’s Management to carry out an assessment of its financial assets for a time span of twelve months or throughout the life of the asset and record the effects when there is indication of expected credit losses (ECLs) on financial assets. IFRS 9 defined the expected credit loss model, which requires an entity to account for ECLs and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition.

Previously, impairment of accounts receivable was presented as incurred losses. Uncollectable individual accounts receivable were written off through the direct reduction of the accounting value.

Since the adoption of the new standard, the Company has applied the simplified approach whereby expected losses are recognized throughout the life of financial assets of trade accounts receivable. The effect on the balance sheet as of January 1, 2018 arising from this new accounting policy is presented in Note 4.17.3.

With regard to financial liabilities, IFRS 9 defines that any change in fair value of a financial liability designated as at fair value through profit or loss attributable to changes in the credit risk of that liability should be stated in other comprehensive income and not in the statement of income, unless such recognition results in a mismatching in the statement of income. There was no impact on the classification of Company’s financial liabilities.

4.17.2     IFRS 15 - Revenue from contracts with customers

The Company opted to adopt the IFRS 15 standard on the date of the initial application as an adjustment to the opening balance, considering only contracts entered into prior to the date of application, as set forth in IFRS 15.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The standard establishes that an entity shall recognize revenue to represent the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Therefore, an entity recognizes revenue when (or as) the entity satisfies a performance obligation, i.e., when the "control" over the goods and services in a certain operation is transferred to the customer.

The standard also determines that when the Company completes the performance by transferring goods or services to the customer before payment of the consideration or before payment is due, the entity must present this right as a contract asset.

The contract asset is defined by the standard as the right to the consideration in exchange for goods or services transferred to the customer when this right is conditioned to something beyond the passage of time, for instance, its future performance.

The effects on the balance sheet resulting from the adoption of this standard are presented in Note 4.17.3.

In addition, as a result of the new standard, in the energy distribution segment, the Company changed the method for accounting compensation of non-performance evidenced by the availability indicators, which were previously recorded as operating expenses and are currently recorded reducing revenue from electric network availability.

4.17.3     Effect on the financial statements

The differences in accounting balances of financial assets and liabilities resulting from the initial adoption of IFRS 15 and IFRS 9 were recognized in retained earnings, totaling R$ 160,533, as shown below:

	12.31.2017	Effects of applying IFRS 15	Effects of applying IFRS 9	01.01.2018
STATEMENTS OF FINANCIAL POSITION
Assets	33,162,377	(150,428)	(14,496)	32,997,453
Current assets	5,701,834	(2,960)	(18,608)	5,680,266
Trade accounts receivable (a) (b)	2,733,240	(2,960)	(18,507)	2,711,773
Other current receivables (a)	409,351	-	(101)	409,250
Accounts receivable related to the concession (c)	149,744	(66,366)	-	83,378
Contract assets (c)	-	66,366	-	66,366
Noncurrent assets	27,460,543	(147,468)	4,112	27,317,187
Trade accounts receivable (a)	261,082	-	(3,356)	257,726
Accounts receivable related to the concession (c)	4,429,237	(2,066,325)	-	2,362,912
Contract assets (c)	-	2,774,142	-	2,774,142
Deferred income tax and social contribution	915,492	1,280	7,468	924,240
Investments (d)	2,570,643	(148,748)	-	2,421,895
Intangible assets in progress (c)	9,829,450	(707,817)	-	9,121,633
Liabilities	33,162,377	(150,428)	(14,496)	32,997,453
Equity	15,510,503	(150,428)	(14,496)	15,345,579
Attributable to controlling shareholder's	15,207,842	(150,428)	(14,496)	15,042,918
Equity valuation adjustments (e)	895,601	-	(4,391)	891,210
Accumulated profit	-	(150,428)	(10,105)	(160,533)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

a)	Increase of R$ 21,863 in expected credit losses from trade accounts receivable and R$ 101 in expected credit losses from other receivables, recognized in retained earnings net of taxes.
b)

In the telecommunications segment, revenue from activation is recognized at a point in time if the customer opts for non-loyalty of the connectivity plan. If the customer opts for loyalty, a discount is applied to the amount of the service rendered during the plan and the revenue will be deferred for a twelve-month period. The Company assessed that the deferred revenue adjustment to be recognized on January 1, 2018 was R$ 2,960, based on the agreements in effect on December 31, 2017.

c)

Reclassification of R$ 2,132,691 of accounts receivable related to the concession for contract assets, referring to electricity transmission concession contracts, by IFRS 15, which brought the concept of the right to receive the built infrastructure conditioned to the fulfillment of performance obligations to operate and maintain the infrastructure and not only over time. Reclassification of R$ 707,817 intangible assets in progress to contract assets because works in progress for the distribution of electricity and piped gas were within the scope of IFRIC 12 until December 31, 2017. With the entry into force on January 1, 2018 of IFRS 15 and the revision of IFRIC 12, the Company began to classify as contract assets the works for distribution of electricity and piped gas during the construction period.

d)

As of December 31, 2017, the joint ventures operating in the transmission segment had their electricity transmission concession agreements classified as financial assets within the scope of IAS 39 and IFRIC 12. With the entry into force on January 1, 2018 of IFRS 15, bringing the concept of the right to receive the infrastructure investments conditioned to the fulfillment of performance obligations to operate and maintain the infrastructure and not only by the passage of time, the electricity transmission concession agreements started being classified as contract assets. As a result, the balance of the financial assets of the joint ventures started being classified on January 1, 2018 as contract assets in accordance with the Company's practices, with a reduction in its measurement in the amount of R$148,748 with effect in the Company in the caption Investments, by equity. At the transition, the Company and its joint ventures opted to adopt the standard on the date of initial application as an adjustment to the opening balance, in equity account, considering only agreements outstanding prior to the date of application, as set forth in  IFRS 15.

e)

Realization of the fair value of other temporary investments, previously classified as available for sale and recognized in other comprehensive income within the scope of IAS 39. As from January 1, 2018 the fair value of temporary investments started being classified as fair value through profit or loss in accordance with IFRS 9.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.18   New standards that are not yet in effect

In addition, the standards below, effective as of January 1, 2019 and not early adopted by the Company:

(i)    IAS 28 - Investments in associates and joint ventures;

(ii)   IAS 19 - Employee benefits;

(iii)  IFRS 9 - Financial instruments; and

(iv)  Revision of IASB (2015-2017 cycle).

The Company assessed the application of these changes and do not expect significant impacts on their financial statements due to the adoption of the new requirements.

In addition, the standards below, also effective as of January 1, 2019 and not adopted in advance by the Company were evaluated, as described below.

4.18.1     IFRS 16 - Leases

The pronouncement replaces IAS 17 - Leases, as well as related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the operating lease accounting for the lessee, presenting a single lease model consisting of initially recognizing all leases in intangible assets (Right-of-Use Assets) and liabilities (Other Accounts Payable) at present value; and recognizing the amortization of the right to use the asset and lease interest separately in the statement of income.

For short-term leases (lease term of 12 months or less) and low-value assets leases (such as computers, printers and mobile devices), the Company will choose to recognize lease expenses on a straight-line basis as provided for in IFRS 16.

Management intends to apply the modified retrospective transition method, which does not require the presentation of comparative information, and the liability and the right-of-use asset are recognized at the present value of the remaining payments.

As of January 1st, 2019 the Company will recognize a right to use asset and a lease liability at the present value of approximately R$ 114,000, resulting in a variation of no more than 0.5% of the total consolidated asset as of December 31, 2018, with no impact on equity.

4.18.2     IFRIC 23 - Uncertainty over Income Tax Treatments

The interpretation explains how to apply the recognition and measurement requirements of IAS 12 - Income Taxes where there is un/certainty over a tax treatment. In accordance with certain requirements, such as where the tax authority is most likely not to accept certain treatment, the entity shall recognize and measure its current or deferred tax, asset or liability, applying the requirements of IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and ruling statutory tax rates, considering this non-acceptance.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company is evaluating the income tax treatments and has the perspective of concluding that the application of the standard will not have significant impacts on its results.

5         Cash and Cash Equivalents

	12.31.2018	12.31.2017
Cash and bank accounts	167,728	157,470
Financial investments with immediate liquidity	1,780,681	882,605
	1,948,409	1,040,075

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments are remunerated between 75% and 101% of Interbank Deposit Certificate (Certificado de Depósito Interbancário - CDI) interest

6         Bonds and Securities

Category	Index	12.31.2018	12.31.2017
Quotas in Funds (a)	CDI	286,855	114,732
Bank Deposit Certificates - CDB	95.0% to 101% of CDI	50,629	57,192
Committed Operation	96.5% to 98% of CDI	6,116	47,052
Financial Treasury Bonds - LFT	Selic	696	687
		344,296	219,663
	Current	124,862	1,341
	Noncurrent	219,435	218,322
Interbank Deposit Certificate - CDI
Interest rate equivalent to the reference rate of the Special System for Settlement and Custody - Selic
(a) These are fixed income funds in the Parent Company and reserve accounts intended to comply with contracts with BNDES, in other companies.

Copel has securities that yield variable interest rates. The term of these securities ranges from 1 to 60 months from the end of the reporting period.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7          Trade Accounts Receivable

	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	12.31.2018	12.31.2017
Customers
Residential	343,122	224,828	16,671	584,621	512,817
Industrial	282,547	40,763	85,786	409,096	368,054
Commercial	284,733	64,786	29,930	379,449	340,520
Rural	64,804	20,498	4,332	89,634	80,531
Public Entities	43,038	9,028	4,854	56,920	55,826
Public lighting	39,095	19	-	39,114	37,684
Public service	41,211	1,046	445	42,702	39,780
Unbilled	538,245	-	-	538,245	471,421
Energy installments plan (7.1)	137,866	15,129	44,956	197,951	190,261
Low income subsidy - Eletrobras	11,958	-	-	11,958	14,435
Other receivables	41,725	23,768	72,623	138,116	157,611
	1,828,344	399,865	259,597	2,487,806	2,268,940
Concessionaires and Permission holder
Energy supplies
Energy purchase agreements in the
regulated market - CCEAR	4,590	788	5,504	10,882	61,838
Bilateral contracts	94,162	-	7,432	101,594	68,111
CCEE (7.2)	132,801	-	190,856	323,657	442,541
Unbilled	137,076	-	-	137,076	183,765
Quota system and Reimbursement to generators	-	740	2,254	2,994	1,331
	368,629	1,528	206,046	576,203	757,586
Charges from using transmission grid	191,879	8,305	7,876	208,060	162,020
.
Telecommunications	43,499	13,190	6,296	62,985	65,769
.
Gas distribution	87,754	5,074	10,512	103,340	49,837
.
Expected credit losses (7.3)	(2,886)	(10,732)	(317,770)	(331,388)	(309,830)
	2,517,219	417,230	172,557	3,107,006	2,994,322
Current				2,944,091	2,733,240
Noncurrent				162,915	261,082

7.1   Energy installments plan

The trade accounts receivable renegotiated are discounted to present value, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate ranging from 0.0028% to 2.1450% p.m.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7.2   Electricity Trading Chamber - CCEE

From the total balance, the most significant amounts are: (i) R$ 54,873 of Copel DIS, fully received to the date of this publication; (ii) R$ 57,930 of Wind Farms, of which R$ 8,606 were already received or offset  and the remaining balance is expected to be received or offset with CCEE upcoming settlements; and (iii) R$ 201,252 of Copel GeT, of which R$ 42,023 was received and the balance is also expected to be received or offset with the upcoming CCEE settlements.

 From this amount of GeT, R$ 190,856 is the remainder of the R$ 231,617 balance derived from the reprocessing by CCEE of the energy measured at the PLD amount for the period from January to October 2015. This was the result of the favorable outcome on the filing of application for preliminary injunction in the ordinary lawsuit for exclusion of responsibility in energy delivery to comply with the trading contracts of HPP Colíder (Note 18.4). During this period Copel GeT complied with its commitment with energy surpluses not contracted in its other plants.

From the amount of R$ 201,252 calculated by CCEE, based on the PLD amount, arising from the effects of the injunction to exclude the responsibility of Colíder HPP, there is an expected credit losses of R$ 119,665. The remaining balance of R$ 81,585 refers to the right that we are certain to receive for the energy supply, regardless of any litigation, measured at the price of the trading agreements.

Also, regarding the exclusion of responsibility of Colíder HPP, there is an additional amount of R$ 43,844 related to the same energy supply, measured at the PLD amount, which was not recognized due to the uncertainty on the related lawsuit merit judgment.

7.3   Expected credit losses

As from January 1, 2018, expected credit losses are recorded based on the analysis of the risks of realization of the credits in an amount considered sufficient to cover expected losses on the realization of the trade accounts receivable, considering specific criteria of the payment history, the collection actions performed for the recovery of the credit and the materiality of the amounts due in the receivables portfolio.

The Company considers the provision for expected credit losses of trade accounts receivable sufficient to cover possible losses on the realization of these assets, according to the breakdown below:

	Balance as of		Reversal	Balance as of	Additions/	Reversal	Balance as of	Effects of applying	Additions /	Reversal	Balance as of
	January 1, 2016	Additions	of write offs	December 31, 2016	(reversals)	of write offs	December 31, 2017	new IFRS	(reversals)	of write offs	December 31, 2018
Customers
Residential	104,167	69,041	(106,706)	66,502	36,177	(80,147)	22,532	(5,708)	62,274	(57,376)	21,722
Industrial	42,176	45,552	(21,165)	66,563	26,265	(14,049)	78,779	4,394	10,367	(6,343)	87,197
Commercial	48,385	49,664	(30,974)	67,075	18,101	(25,901)	59,275	16,973	10,318	(16,849)	69,717
Rural	1,827	4,106	(2,803)	3,130	2,997	(3,396)	2,731	1,646	3,734	(4,301)	3,810
Public Entities	10,651	2,424	(94)	12,981	(3,833)	(4,313)	4,835	3,262	(1,313)	(1,910)	4,874
Public lighting	81	23	-	104	205	(269)	40	389	(304)	(5)	120
Public service	607	504	-	1,111	(653)	(439)	19	460	8	(288)	199
Unbilled	-	-	-	-	-	-	-	1,573	(71)	-	1,502
Adjustment to present value	-	-	-	-	-	-	-	(4,048)	1,165	-	(2,883)
	207,894	171,314	(161,742)	217,466	79,259	(128,514)	168,211	18,941	86,178	(87,072)	186,258
Concessionaries and permission holder
CCEE (7.2)	119,665	-	-	119,665	-	-	119,665	-	-	-	119,665
Concessionaries and permission holder	10,141	3,266	(330)	13,077	1,287	(175)	14,189	4,155	(8,860)	(10)	9,474
	129,806	3,266	(330)	132,742	1,287	(175)	133,854	4,155	(8,860)	(10)	129,139
Telecommunications	191	2,598	(2,255)	534	8,309	(7,332)	1,511	(1,233)	12,749	(9,148)	3,879
Gas distribution	1,795	3,209	(80)	4,924	1,433	(103)	6,254	-	6,017	(159)	12,112
	339,686	180,387	(164,407)	355,666	90,288	(136,124)	309,830	21,863	96,084	(96,389)	331,388

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Trade accounts receivable are written off when there is no reasonable expectation of recovery. Indications for this include, among other things, the inability of the debtor to participate in a plan to renegotiate its debt with the Company or to make contractual payments of overdue debts.

Expected credit losses are presented in selling expenses, in the group of Credit losses, provisions and reversals.

8         CRC Transferred to the Paraná State Government.

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the State of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404. This receivable is to be paid by the State of Paraná in 244 installments under the Price amortization system, adjusted according to the IGP-DI inflation index plus interest of 6.65% p.a., which are received monthly, with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The Paraná State Government requested the Novation of the Adjustment Term of CRC, which was approved by the Company’s Board of Directors on June 16, 2016, subject to the consent of the Ministry of Finance of the following: (i) no principal and interest payments in the period from April to December 2016, and (ii) no payment of principal and monthly payments of interest from January to December 2017. The other clauses were maintained, including the maintenance of the current restatement and interest indexes, thus not affecting the global net present value of the referred agreement.

The Company’s Management and the State of Paraná formalized on October 31, 2017 the fifth amendment.

The State of Paraná complied with the agreed terms and made the payments of the monthly interest until December 2017. With the end of the grace period, the State of Paraná has strictly complied with the payments under the agreed terms, there remaining 76 monthly installments to be paid.

8.1   Changes in CRC

Balance as of		Monetary		Balance as of		Monetary		Balance as of
January 1, 2017	Interest	variations	Amortizations	December 31, 2017	Interest	variations	Amortizations	December 31, 2018
1,522,735	97,085	(6,373)	(97,085)	1,516,362	93,009	95,788	(260,117)	1,445,042
Current				167,109				190,876
Noncurrent				1,349,253				1,254,166

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

8.2   Maturity of non-current installments

2020	203,570
2021	217,108
2022	231,547
2023	246,946
2024	263,369
After 2024	91,626
1,254,166

9         Net Sectorial Financial Assets and Liabilities

The Net Sectorial Financial Assets and Liabilities are compounded of the values of: a) Compensation Account of Changes in Values and Portion A - CVA, composed of the variation between the expected and realized costs of electric power, power transmission and sector charges, and b) financial items, which correspond to overcontracting of energy, neutrality of charges and other tariff rights and obligations. After the homologation of the Annual Tariff Adjustment and Periodic Tariff Review, the new tariff applied for the tariff year allows the collection or return of the assets / liabilities constituted.

Thus, the balance as of December 31, 2018 is composed of: i) the previous cycle (2018 tariff adjustment), under amortization, which represents the balance approved by ANEEL already reflected in the tariff, and ii) by the cycle under constitution (2019 tariff adjustment and 2021 periodic tariff revision), whose values will be ratified by ANEEL in the next tariff events.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.1   Composition of net sectorial financial assets and liabilities balances per tariff cycle

		12.31.2018		12.31.2017
	Current	Noncurrent	Current	Noncurrent
Sectorial financial assets - Electricity rate adjustment recoverable 2018
Portion A
Electricity purchased for resale - CVA Energ	274,495	-	333,412	333,412
Electricity purchased for resale - Itaipu	278,072	-	250,851	250,851
Transport of energy using the transmission system - basic grid	28,100	-	18,056	18,056
Transport of energy purchased from Itaipu	8,312	-	5,063	5,063
System Service Charges - ESS	(240,248)	-	(211,735)	(211,735)
Energy Development Account - CDE	16,434	-	(28,800)	(28,800)
Proinfa	3,007	-	(33)	(33)
Other financial components
Neutrality	42,605	-	33,319	33,319
Overcontracting	(46,972)	-	(112,137)	(112,137)
Hydrological risk	(175,117)	-	(93,964)	(93,964)
Tariff refunds	(36,840)	-	(21,302)	(21,302)
CVA Angra III Adjustment	6,272	-	(1,121)	(1,121)
Other	5,429	-	-	-
	163,549	-	171,609	171,609
Sectorial financial assets - Electricity rate adjustment recoverable 2019
Portion A
Electricity purchased for resale - CVA Energ	176,198	176,198	-	-
Electricity purchased for resale - Itaipu	304,085	304,086	-	-
Transport of energy using the transmission system - basic grid	(29,307)	(29,307)	-	-
Transport of energy purchased from Itaipu	7,469	7,469	-	-
System Service Charges - ESS	(120,862)	(120,862)	-	-
Energy Development Account - CDE	71,325	71,325	-	-
Proinfa	(9)	(9)	-	-
Other financial components
Neutrality	40,212	40,211	-	-
Overcontracting	(95,722)	(95,722)	-	-
Hydrological risk	(71,958)	(71,958)	-	-
Tariff refunds	(23,796)	(23,796)	-	-
	257,635	257,635	-	-
	421,184	257,635	171,609	171,609

		12.31.2018		12.31.2017
	Current	Noncurrent	Current	Noncurrent
Sectorial financial liabilities - Electricity rate adjustment recoverable 2017
Portion A
Electricity purchased for resale - CVA Energ	-	-	(168,939)	-
ESS	-	-	(167,938)	-
CDE	-	-	(84,293)	-
Proinfa	-	-	(5,122)	-
Electricity purchased for resale - Itaipu	-	-	36,002	-
Transport of energy using the transmission system - basic grid	-	-	11,127	-
Transport of energy purchased from Itaipu	-	-	2,797	-
Other financial components
Tariff refunds	-	-	(12,470)	-
Overcontracting	-	-	87,949	-
Neutrality	-	-	54,609	-
CVA Angra III Adjustment	-	-	50,435	-
Other	-	-	3,024	-
	-	-	(192,819)	-
Sectorial financial liabilities - Tariff Review 2021
Financial components
Tariff refunds	-	(96,531)	-	(90,700)
	-	(96,531)	-	(90,700)
	-	(96,531)	(192,819)	(90,700)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.2    Changes in net sectorial financial assets and liabilities

	Balance as of	Operating revenues		Financial results	Rate	Balance as of
	December 31, 2017	Constitution	Amortization	Updating	flags	December 31, 2018
Portion A
Electricity purchased for resale - Itaipu (9.2.1)	537,704	661,144	(348,586)	35,981	-	886,243
Electricity purchased for resale - CVA Energy (9.2.2)	497,885	710,482	(129,555)	31,053	(482,974)	626,891
Transport of energy using the transmission system - basic grid	47,239	(36,959)	(43,101)	2,307	-	(30,514)
Transport of energy purchased from Itaipu	12,923	21,526	(12,194)	995	-	23,250
ESS (9.2.3)	(591,408)	(302,226)	443,817	(32,155)	-	(481,972)
CDE (9.2.4)	(141,893)	231,308	69,851	(182)	-	159,084
Proinfa	(5,188)	6,111	2,024	42	-	2,989
Other financial components
Neutrality (9.2.5)	121,247	100,280	(100,661)	2,162	-	123,028
CVA Angra III Adjustment	48,193	8,482	(57,214)	6,811	-	6,272
Hydrological risk (9.2.6)	(187,928)	(310,975)	189,289	(9,419)	-	(319,033)
Tariff refunds (9.2.7)	(145,774)	(80,493)	52,290	(6,986)	-	(180,963)
Overcontracting (9.2.8)	(136,325)	(54,421)	(37,176)	(10,494)	-	(238,416)
Others	3,024	11,193	(8,892)	104	-	5,429
	59,699	965,452	19,892	20,219	(482,974)	582,288
Current assets	171,609					421,184
Noncurrent assets	171,609					257,635
Current liabilities	(192,819)					-
Noncurrent liabilities	(90,700)					(96,531)

	Balance as of	Operating revenues		Financial results	Rate	Balance as of
	January 1, 2017	Constitution	Amortization	Updating	flags	December 31, 2017
Portion A
Electricity purchased for resale - Itaipu (9.2.1)	424,085	495,889	(420,054)	37,784	-	537,704
Electricity purchased for resale - CVA Energy (9.2.2)	(536,125)	937,324	517,751	(1,845)	(419,220)	497,885
Transport of energy using the transmission system - basic grid	8,411	50,426	(12,275)	677	-	47,239
Transport of energy purchased from Itaipu	7,703	11,067	(7,155)	1,308	-	12,923
ESS (9.2.3)	(273,418)	(529,932)	262,568	(50,626)	-	(591,408)
CDE (9.2.4)	70,611	(158,514)	(60,149)	6,159	-	(141,893)
Proinfa	17,293	(14,677)	(10,423)	2,619	-	(5,188)
Other financial components
Neutrality (9.2.5)	190,976	28,694	(99,593)	1,170	-	121,247
CVA Angra III Adjustment	-	97,426	(54,516)	5,283	-	48,193
Hydrological risk (9.2.6)	-	(183,728)	-	(4,200)	-	(187,928)
Tariff refunds (9.2.7)	(71,244)	(78,254)	13,479	(9,755)	-	(145,774)
Overcontracting (9.2.8)	156,170	(203,797)	(90,272)	1,574	-	(136,325)
Extraordinary Tariff Review	(257,353)	-	257,353	-	-	-
Financial exposure	(16,250)	-	16,250	-	-	-
Others	149	5,570	(3,418)	723	-	3,024
	(278,992)	457,494	309,546	(9,129)	(419,220)	59,699
Current assets	-					171,609
Noncurrent assets	-					171,609
Current liabilities	(155,261)					(192,819)
Noncurrent liabilities	(123,731)					(90,700)

9.2.1       Electricity purchased for resale – Itaipu

The power output from the Itaipu hydroelectric power plant is sold as quotas to utility companies in the South, Southeast and Midwest Brazilian regions in proportion to their markets, whose value is set in dollars per kilowatt of contracted monthly power (USD/kW). The invoices are paid in Brazilian currency and are used for currency conversion, the average USD sales rate calculated by the Central Bank of Brazil, on the business day immediately prior to the payment of the invoice.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The amount constituted in 2018 refers to the change in the power purchase cost and foreign exchange difference, in relation to that predicted in the last tariff adjustment, where the Itaipu HPP transfer tariff for 2018 was USD 27.87/kW (Resolution 2,363/2017). The dollar used in monthly payments was higher than the tariff coverage, thus generating a sectorial financial asset, which will be reversed in the next tariff adjustment in June 2019.

9.2.2       Electricity purchased for resale - CVA Energy

The balance constituted reflects the difference between the average price of payment related to the cost of energy purchased and the average price of tariff coverage, mainly due to the effects of contracting by availability (ECD) - associated with the dispatch of thermal plants and generation of wind farms and the transfer of the hydrological risk associated with the plants committed to Contracts of Quotas of Assured Power - CCGF, as well as the enterprises that signed the renegotiation term.

The CVA Energy account was offset by funds received from the Rate Tier Pooling Account (CCRBT) or Tariff Flags Account, which in the year resulted in the deduction of R$ 482,974 from the cost of energy.

9.2.3       System Service Charges - ESS

The objective of the ESS is to cover the cost of maintaining the reliability and stability of the electrical system. Its calculation is performed monthly by CCEE and paid by the distributor and by generation agents. The ESS liability balance set up in 2018 is the result of the lower amount paid in relation to the amount included in the tariff, mainly due to the variation of the costs related to the dispatch of thermal plants.

9.2.4       Energy Development Account - CDE

The balance of the CDE in 2018 is the result of the higher amount of monthly payment quotas, except in this case the CDE discounts resulting from preliminary injunctions, ratified by ANEEL (Note 31.2.1), in relation to the regulatory quota in the electricity tariff.

9.2.5       Neutrality

Portion A's neutrality corresponds to the estimate of the recoverable portion of the sector charges, energy, transportation, financial components and unrecoverable revenues, not billed by the current, and should be understood as the guarantee of transfer to consumers of all the components over which the distributor has no managing power.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.2.6       Hydrological risk

In the tariff adjustment of 2018, there was calculation of the coverage of the hydrological risks associated with plants committed to Contract of Quotas of Assured Power - CCGF, of the Itaipu plant and of the hydroelectric power plants whose energy was contracted within the Regulated Contracting Environment - ACR and that signed the Risk Renegotiation Term in conformity with Law No. 13,203/2015. The estimated hydrological risk defined in the tariff adjustment will be reversed in the subsequent tariff adjustment, adjusted by the Selic rate.

9.2.7       Tariff refunds

ANEEL, by means of Order No. 245 of January 28, 2016, in line with the Tariff Regulation Procedures - Proret, sub-module 2.1 - General Procedures, determined that the amounts resulting from excess demand and surplus of reagents previously recorded as special obligations should be recorded as sector financial liabilities.

9.2.8       Overcontracting

ANEEL, though the Normative Resolution 255/2007, established the criteria for transfer, to the final consumer's tariffs. For the calculation of the transfer of energy overcontracting or exposure to the short-term market, it is necessary to calculate the results in the short-term market of the distributor with data made available by CCEE. The Company closed the 2018 year within the regulatory limits of 100% to 105% contracting, thus ensuring the integral transfer of overcontracting.

10      Accounts Receivable Concessions

	12.31.2018	12.31.2017
Power distribution service concession (10.1)	783,023	684,206
Piped gas distribution service concession (10.2)	322,259	303,668
Bonus from the grant of concession agreements under the quota system (10.3)	625,772	606,479
Power transmission concession (10.4)	-	1,497,399
Remeasurement of RBSE assets (10.5)	753,826	1,418,370
Generation concession agreements (10.6)	65,811	68,859
	2,550,691	4,578,981
Current	53,177	149,744
Noncurrent	2,497,514	4,429,237

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

10.1    Power distribution service concession

Balance as of January 1, 2017	614,806
Donations and grants received	76
Transfers from intangible assets (Note 19.1)	56,853
Transfers to other receivables (assets held for disposal)	(3,711)
Fair value recognition	16,199
Loss on disposal	(17)
Balance as of December 31, 2017	684,206
Transfers from contract assets (Note 11.1)	66,380
Transfers to other receivables (assets held for disposal)	(1,334)
Fair value recognition	35,306
Loss on disposal	(1,535)
Balance as of December 31, 2018	783,023

The distribution concession agreement amount is measured at fair value and its collection is assured by the Concession Grantor through an indemnity upon the return of these assets at the end of the concession period.

10.2   Piped gas distribution service concession

Balance as of January 1, 2017	83,378
Reclassifications from intangible assets (Note 2.1.1)	154,800
Transfers from intangible assets (Note 19.3)	24,609
Fair value recognition	40,881
Balance as of December 31, 2017	303,668
Transfers from contract assets (Note 11.2)	6,399
Fair value recognition	12,193
Loss on disposal	(1)
Balance as of December 31, 2018	322,259

10.3   Bonus from the grant of concession agreements under the quota system

Balance as of January 1, 2017	586,706
Transfers to electricity grid use charges - customers	(62,387)
Interest (Note 31)	82,160
Balance as of December 31, 2017	606,479
Transfers to electricity grid use charges - customers	(66,693)
Interest (Note 31)	85,986
Balance as of December 31, 2018	625,772

On January 5, 2016, Copel GeT entered into a 30-year concession agreement of HPP GPS, in accordance with Law No. 12,783/2013, with payment of the Bonus from the Grant - BO to the Concession Grantor, amounting to R$ 574,827, as per ANEEL Invitation to Bid 12/2015.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The electric energy in 2016 was fully sold to the Regulated Contracting Environment - ACR under the Assured Power Quota System - CGF or “quota regime” and, as from 2017 to the end of the concession, in the proportion of 70% of the power in the ACR and 30% in the free environment - ACL.

The amount of the bonus for the grant was recognized as a financial asset due to the Copel GeT’s unconditional right to receive the amount paid with inflation adjustment based on IPCA and interest during the concession period.

10.4   Power transmission concession

Balance as of January 1, 2017	1,342,055
Transfers to electricity grid use charges - customers	(81,497)
Transfers to property, plant and equipment	(29,264)
Remuneration	129,769
Construction income	136,336
Balance as of December 31, 2017	1,497,399
Transfers to contract assets (Note 11.3)	(1,497,399)
Balance as of December 31, 2018	-

10.5   Remeasurement of RBSE assets

Balance as of January 1, 2017	1,186,985
Gain on remeasurement of the cash flow from the RBSE assets	178,141
Increase in the estimated amount due to the approval of the report on RBSE assets	183,015
Transfers to electricity grid use charges - customers	(129,771)
Balance as of December 31, 2017	1,418,370
Transfers to contract assets (Note 11.3)	(635,292)
Gain on the cash flow from the RBSE assets	82,640
Transfers to electricity grid use charges - customers	(111,892)
Balance as of December 31, 2018	753,826

Copel GeT extended the concession agreement 060/2001, pursuant to Law No. 12,783/2013, and recognized receivables related to the electricity transmission assets of the Existing Basic Network System (RBSE) and the connecting facilities and Other Transmission Facilities - RPC existing in May 2000 and not yet depreciated or amortized.

On April 20, 2016, MME Ordinance No. 120 was published, determining that the amounts of assets not yet depreciated and/or amortized, shall comprise the Regulatory Remuneration Base (BRR) for electricity transmission concession operators as of the 2017 tariff review process, in order to define the Annual Permitted Revenue (RAP). The Ordinance addressed issues related to updating, remuneration and period for receiving the amounts, which are regulated by ANEEL Normative Resolution No. 762/2017, by means of Public Hearing 068/2016.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

On April 12, 2017, ANEEL issued Technical Note No. 61/2017 - SFF, which concluded the audit of the assets appraisal report and recognized the amount of R$ 667,637 as the net value of the assets at December 31, 2012. ANEEL’s board approved the inspection results on May 9, 2017, with no recognition of R$ 214,663 in relation to the amount originally requested of R$ 882,300, considering that the main disallowance is related to assets of Substation SF6 of Salto Caxias.

Moreover, on June 27, 2017 ANEEL published Resolution No. 2,258 establishing the Annual Permitted Revenue (RAP), for the 2017/2018 tariff cycle, considering a court decision on the injunction of April 11, 2017 related to a lawsuit filed by three business associations, which determines the deduction of the “compensation”, provided for in article 15, paragraph 2 of Law 12,783/2013. The same decision was applied for the current 2018-2019 cycle, according to ANEEL Resolution 2,408 of June 26, 2018.

The compensation, being challenged in court, related to the cost of equity calculated for the RBSE assets from January 2013 to June 2017, temporarily reduced the RAP of this cycle from R$ 136,790 to R$ 102,514, and the amount deducted from the RAP by ANEEL in the eight tariff cycles is R$ 201,795.

Based on the opinion of its legal counsel, Copel GeT understands that this is a provisional decision and is not against Copel GeT’s right to receive the amounts related to RSBE assets, which are guaranteed by Law. Therefore, the receivables related to the compensation by the cost of equity considered in the receipt flow of this asset are recorded in non-current assets.

Until December 31, 2017, RBSE assets were classified as a financial asset under the scope of IAS 39 and IFRIC 12.

With the adoption of IFRS 15 on January 1, 2018 which brought the concept of the receivable right conditioned to the fulfillment of performance obligations to operate and maintain the infrastructure and not only over time, the Company changed the classification to contract assets for the part related to RBSE assets approved for receipt after the first RAP cycle that began in July 2017. As a result, the balance as of January 1, 2018 is now classified as contract assets along with the other power transmission concession agreements (NE 11.3), with no effect on their measurement.

The part of RAP restated by the Concession Grantor, for the period from January 2013 to June 2017, approved for receipt in 8 years from the cycle that began in July 2017 was maintained with the classification of financial asset due to the unconditional right to receive the amount paid with updating by the IPCA and remuneration interest during the agreed period.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

10.6   Power generation concession contract

Balance as of December 31, 2016	67,401
Gain on remeasurement of the cash flow	341
Reversal of impairment (note 32.4)	1,117
Balance as of December 31, 2017	68,859
Transfers to other current receivables - disposal of assets	(9,053)
Gain on remeasurement of the cash flow	1,247
Reversal of impairment (note 32.4)	4,758
Balance as of December 31, 2018	65,811

The balance refers to generation assets and as a result of the expiration of the GPS and Mourão I HPP concessions. Copel GeT depreciated the plants up to the expiration dates of the concessions, and the remaining balance was reclassified to Accounts Receivable Related to Concession Compensation. Although the Concession Grantor has not yet disclosed the means of remunerating these assets and there are uncertainties as to the approval of the investments made, Management believes that compensation for these assets indicates the recoverability of the recorded balance, based on the compensation methodology determined by ANEEL.

The variation in the remeasurement of the cash flow from these assets has a corresponding entry in Other operating income, in Other operational income (expenses) group.

Copel GeT submitted to ANEEL, in a timely manner, its interest in receiving the indemnifiable amount. Proof of the investments made was formalized with the regulatory agency on December 17, 2015. The new replacement value methodology was used to prepare the information, as defined in ANEEL Normative Resolution No. 596/2013.

On December 11, 2018, the Company signed the contractual commitment for the purchase and sale of the remaining assets of the extinguished Rio dos Patos HPP, as recommended in ANEEL's Authorizing Resolution No. 7,050 of June 5, 2018. The negotiation price was R$ 9,053.

11      Contract assets

	12.31.2018	12.31.2017
Power distribution service concession (11.1)	640,500	-
Piped gas distribution service concession (11.2)	25,718	-
Power transmission concession (11.3)	2,767,012	-
	3,433,230	-
Current	85,019	-
Noncurrent	3,348,211	-

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11.1   Power distribution service concession contract

	Assets	Special liabilities	Total
Balance as of December 31, 2017	-	-	-
Transfers from intangible assets (Note 19.1)	714,446	(26,100)	688,346
Acquisitions	797,832	-	797,832
Customers contributions	-	(106,764)	(106,764)
Provision for legal claims added to the cost of the works	4,320	-	4,320
Transfers to intangible assets (Note 19.1)	(775,701)	107,679	(668,022)
Transfers to accounts receivable related to concession (Note 10.1)	(67,310)	930	(66,380)
Loss on disposal	(8,832)	-	(8,832)
Balance as of December 31, 2018	664,755	(24,255)	640,500

These assets consist of works in progress related mainly to the construction and expansion of substations, lines and distribution networks, measured at historical cost, net of the Special Obligations.

During the construction phase, the costs of borrowings and debentures are capitalized. In 2018 these costs totaled R$ 5,435 at the average rate of 0.26% p.a. (R$ 4,497 at the average rate of 0.25% p.a. in 2017, capitalized in intangible assets in progress).

Until 31.12.2017, they were classified as intangible assets under the scope of IFRIC 12. With the IFRS 15 adoption, on January 1, 2018 and the revision of IFRIC 12, the Company became to classify the electricity distribution works during the construction period as contract assets. The adoption of this standard was made prospectively (Note 4.17.2).

11.2   Piped gas distribution service concession contract

Balance as of December 31, 2017	-
Transfers from intangible assets (Note 19.3)	19,471
Acquisitions	15,618
Transfers to intangible assets (Note 19.3)	(2,042)
Transfers to accounts receivable related to concession (Note 10.2)	(6,399)
Loss on disposal	(930)
Em 31.12.2018	25,718

Until December 31, 2017, they were classified as intangible assets within the scope of IFRIC 12. With the adoption of IFRS 15 on January 1, 2018 and the revision of IFRIC 12, the Company began to classify the electricity distribution works during the construction period as contract assets prospectively (Note 4.17.2).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11.3    Transmission service concession contract

Balance as of December 31, 2017	-
Transfers from accounts receivable related to concession (Note 10.4)	1,497,399
Transfers from accounts receivable related to concession - RBSE (Note 10.5)	635,292
Effect of acquisition of control of Costa Oeste and Marumbi	258,908
Transfers to electricity grid use charges - customers	(243,247)
Transfers to property, plant and equipment	(501)
Transfers from judicial deposits and litigations	8,277
Remuneration	268,904
Construction income	341,980
Balance as of December 31, 2018	2,767,012

Until December 31, 2017, electricity transmission concession agreements were classified as financial assets within the scope of IAS 39 and IFRIC 12.

With the adoption of IFRS 15 on January 1, 2018, which brought the concept of the right to receive infrastructure built conditioned to the fulfillment of performance obligations to operate and maintain the infrastructure and not only by the passage of time, the Company changed the classification of electricity transmission concession agreements in accordance with the new standard. The balance started being classified as contract assets, with no effect on its measurement as from January 1, 2018, prospectively (Note 4.17.2).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12      Other Receivables

	12.31.2018	12.31.2017
Services in progress (a)	165,973	141,959
Credits on purchases of gas (12.1)	112,003	77,279
CDE Transfer (12.2)	107,472	136,559
Tariff flag - CCRTB	28,725	14,536
Advance payments to suppliers (b)	22,096	29,016
Advance payments to employees	21,201	25,928
Advance for severance estate	19,591	19,230
Decommissioning in progress	19,457	53,348
Fair value in the purchase and sale of power in the active market (NE nº 35.2.12)	14,793	-
Other receivables	80,833	60,912
	592,144	558,767
Current	363,250	409,351
Noncurrent	228,894	149,416
CCRTB - Centralizing account of Tariff Flag Resources.

(a) This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.

(b) Advances to suppliers provided on contractual clauses.

12.1   Credits on purchases of gas - Compagás

This balance refers to the gas acquisition of contracted and guaranteed volumes, higher than those actually withdrawn and used, and contains a future compensation clause. Compagás has the right to use the gas in subsequent months, and can compensate the volume contracted and not consumed until 2022. According to the contractual provisions and consumption perspectives, derived from the review of the projects and scenarios for the next years, Compagás estimates to fully offset the contracted volumes in the course of its operation. The contracts with Petrobras provide for the right to dispose of this asset. The expiration date of the concession is in discussion with the Concession Grantor, as described in Note 2.1.1

12.2   CDE Transfer

Balance to be transferred by the CDE referring to tariff discounts on the tariffs applicable to users defined in accordance with art. 13, item VII, of Law 10,438/2002 and Decree No. 7,891/2013. The amount transferred to Copel DIS for the period from June 2017 to May 2018, in accordance with Resolution No. 2,255/2017, was R$ 49,304 per month. As from June 2018, this amount was changed to R$ 62,699 per month, by Ratifying Resolution No. 2,402, dated 6/19/2018, which approved the result of the last Annual Tariff Adjustment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13      Taxes

13.1   Income Tax and Social Contribution

The taxation on profit comprises income tax and social contribution calculated based on the taxable profits (adjusted profit) of each taxable entity at the applicable tax rates according to prevailing legislation, namely, at 15%, plus 10% surtax on the amount exceeding R$ 240 per year, for income tax and at 9% for social contribution.

Income tax and social contribution losses can be offset against future taxable profits, considering the limit of 30% of the taxable profit for the period, and can be carried forward indefinitely.

13.2    Deferred income tax and social contribution

The Company, based on its profitability history and the expectation of generating future taxable profits, based on its internal projections prepared for reasonable periods for its business, sets up a deferred tax asset on temporary differences between the tax bases.

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

Deferred tax assets and liabilities may be offset if there is a legal right to offset the current tax assets and liabilities and they relate to the same taxing authority.

13.2.1     Changes in deferred income tax and social contribution

.
			Recognized					Recognized
	Balance as of	Recognized	comprehensive	Balance as of	Recognized	Effects of applying	Business	comprehensive	Balance as of
	January 1, 2017	in income	income	December 31, 2017	in income	new IFRS	combination effect	income	December 31, 2018
Noncurrent assets
Provisions for legal claims	438,538	75,820	-	514,358	55,123	-	3,696	-	573,177
Post-employment benefits	260,068	16,716	16,827	293,611	15,080	-	-	19,994	328,685
Impairment of assets	289,617	20,944	-	310,561	17,450	-	-	-	328,011
Research and development and energy efficiency programs	142,279	14,046	-	156,325	(1,834)	-	-	-	154,491
Provision for energy purchases	115,257	14,620	-	129,877	25,693	-	-	-	155,570
Expected credit losses	129,638	(16,258)	-	113,380	(6,838)	7,468	-	-	114,010
Tax losses and negative tax basis	51,113	59,545	-	110,658	(39,518)	-	-	-	71,140
Social security contributions - injunction on judicial deposit	54,750	6,106	-	60,856	6,154	-	-	-	67,010
Amortization - concession	44,131	4,591	-	48,722	4,617	-	-	-	53,339
Provision for tax losses	23,176	739	-	23,915	11,518	-	-	-	35,433
Provision for profit sharing	21,331	939	-	22,270	8,278	-	-	-	30,548
Concession contracts	26,206	(1,300)	-	24,906	(1,300)	-	-	-	23,606
Financial instruments	12,923	2,795	-	15,718	(3,486)	-	-	-	12,232
Others	91,337	(33,878)	-	57,459	41,641	1,006	-	-	100,106
	1,700,364	165,425	16,827	1,882,616	132,578	8,474	3,696	19,994	2,047,358
(-) Noncurrent liabilities
Concession contracts	440,522	95,204	-	535,726	68,475	-	9,457	-	613,658
Deemed cost	486,795	(36,911)	-	449,884	(34,559)	-	-	-	415,325
Escrow deposits monetary variation	62,538	(7,210)	-	55,328	8,839	-	-	-	64,167
Transaction cost on borrowings and debentures	9,642	11,896	-	21,538	9,589	-	-	-	31,127
Deferment of capital gains	11,320	-	-	11,320	-	-	-	-	11,320
Capitalization of financial charges	5,357	-	-	5,357	(3,459)	-	-	-	1,898
Others	48,265	(2,811)	(853)	44,601	15,621	-	-	-	60,222
	1,064,439	60,168	(853)	1,123,754	64,506	-	9,457	-	1,197,717
Net	635,925	105,257	17,680	758,862	68,072	8,474	(5,761)	19,994	849,641
Assets presented in the Statement of Financial Position	814,355			915,492					1,007,061
(-) Liabilities presented in the Statement of Financial Position	(178,430)			(156,630)					(157,420)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.2.2     Realization of deferred taxes

The projection of deferred tax credits realization recorded in noncurrent assets and liabilities arising from temporary differences is based on the average realization period of each item of deferred assets and liabilities and tax losses, also based on projections of future results. These projections were evaluated by the Supervisory Board and approved by the Board of Directors on March 28, 2019. The breakdown of the main credits is as follows:

- Amounts recorded on provisions for post-employment benefits will be realized as the payments are made to the Copel Foundation or reversed according to new actuarial estimates;

- Amounts set up on the provisions for legal claims will be realized according to court decisions;

- Amounts set up on the provision for impairment of assets will be realized through the amortization and/or depreciation of the impaired asset;

- Amounts set up on the provision for purchase of energy will be realized in the immediately following period by the recording of the tax document of the purchase;

- Amounts set up on the provisions for R&D and PEE will be realized through the expenses incurred in the projects carried out;

- Amounts recorded on the deemed cost will be realized through the amortization and/or depreciation of the valued asset;

- Amounts related to the concession agreement will be realized over the term of the agreement;

- The other amounts set up will be realized according to the tax realization of each of the tax bases. On March 28, 2019, the Company’s Supervisory Board examined and the Board of Directors approved the technical study which points out to the realization of deferred taxes.

The projected realization of the deferred taxes is shown below:

	Assets	Liabilities
2019	528,769	(82,554)
2020	263,907	(82,937)
2021	164,724	(83,423)
2022	131,876	(100,484)
2023	103,979	(68,853)
2024 to 2026	216,854	(188,881)
2027 to 2029	637,249	(590,585)
	2,047,358	(1,197,717)

13.2.3     Unrecognized tax credits

As of December 31, 2018, UEG Araucária did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$ 34.567 because at present there is no reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.3   Other taxes recoverable and other tax obligations

	12.31.2018	12.31.2017
Current assets
Recoverable ICMS (VAT)	96,072	68,773
Recoverable PIS/Pasep and Cofins taxes	64,200	128,888
Other recoverable taxes	570	571
	160,842	198,232
Noncurrent assets
Recoverable ICMS (VAT)	50,306	36,740
PIS/Pasep and Cofins taxes	147,380	46,858
Other recoverable taxes	33,714	33,376
	231,400	116,974
Current liabilities
ICMS (VAT) payable	185,634	151,928
PIS/Pasep and Cofins payable	115,345	17,632
IRRF on JSCP	23,687	54,047
Special Tax Regularization Program - Pert (13.3.1)	46,777	45,108
Ordinary financing of taxes with the federal tax authorities	64,974	63,791
Other taxes	15,016	12,981
	451,433	345,487
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	197,413	179,373
Special Tax Regularization Program - Pert (13.3.1)	471,665	488,563
Ordinary financing of taxes with the federal tax authorities	21,658	85,054
TCFRH (a)	101,821	53,349
Other taxes	4,175	3,237
	796,732	809,576
(a) Fee for Control, Monitoring and Inspection of Activities of Exploitation and Use of Water Resources - payment suspended due to injunction.

Sales and services revenues are subject to value-added tax (Imposto sobre Circulação de Mercadorias e Serviços or ICMS, in Portuguese) and service tax (Imposto sobre Serviços or ISS, in Portuguese), at the applicable rates, and to the PIS (Social Integration Program) and COFINS (Contribution for Social Security Funding).

Credits resulting from non-cumulative PIS and COFINS charges are accounted for as reduction to operating costs in the statement of income.

Credits arising from non-cumulative ICMS, PIS and COFINS related to the purchase of assets are presented as reductions to the acquisition cost of these assets.

Prepayments or amounts that can be offset are presented in current and non-current assets, according to their expected realization.

13.3.1     Special Regime for Tax Regularization (PERT)

Copel DIS joined PERT in 2017, considering the benefits offered by the program in the face of the change in the CVA tax regime, from a billing regime to an accrual basis. The payment of 20% of the debt occurred in 2017 and as of January 2018 the payment of the balance began in 145 monthly installments of R$ 3,572, adjusted by the Selic rate.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.4   Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	12.31.2018	12.31.2017	12.31.2016
Income before IRPJ and CSLL	1,955,997	1,392,941	1,394,162
IRPJ and CSLL (34%)	(665,039)	(473,600)	(474,015)
Tax effects on:
Equity in income	46,203	36,555	66,899
Interest on own capital	98,917	90,440	96,202
Dividends	280	497	838
Non deductible expenses	(9,322)	(26,292)	(11,624)
Tax incentives	16,465	14,973	16,567
Unrecognized income and social contribution tax loss carry-forwards	(15,383)	(5,645)	-
Setting up and/or offset of income tax and social contribution losses of prior years	5,037	90,804	-
Difference between the calculation bases of deemed profit and taxable profit	11,076	(19,680)	(114,149)
Others	(227)	17,262	(100,408)
Current IRPJ and CSLL	(580,065)	(379,943)	(589,322)
Deferred IRPJ and CSLL	68,072	105,257	69,632
Effective rate - %	26.2%	19.7%	37.3%

14      Prepaid Expenses

	12.31.2018	12.31.2017
Risk premium - GSF renegotiation (14.1)	12,574	28,033
Others	31,535	24,518
	44,109	52,551
Current	40,819	39,867
Noncurrent	3,290	12,684

14.1   Hydrological risk renegotiation (GSF)

In accordance with Hydrological Risk Renegotiation Term and previously mentioned regulations, the companies acquired the right to partially recover the cost with MRE (GSF) in 2015, in the amount of R$ 33.55 per average MW of electricity for SP100 product class, based on the risk premium contracted by them (NE nº 4.9.2).

The amounts originally recognized on the renegotiation of the hydrological risk were as follows:

Power Plant	Physical guarantee (Average MW )	Eligible amount of energy (Average MW )	Amortization period of prepaid expenses	Grant extension period (intangible asset)	Asset value to recover as renegotiation of GSF	Value of prepaid expenses to amortize with future risk premium	Value of intangible assets amortization over the concession period
Mauá	100.827	97.391	01.01.2016 to 06.30.2020	not applicable	28,623	28,623	-
Foz do Areia	576,000	226.705	01.01.2016 to 12.31.2016	05.24.2023 to 09.17.2023	66,628	17,222	49,406
Santa Clara and Fundão	135,400	134.323	01.01.2016 to 04.22.2019	10.25.2036 to 05.28.2037	39,369	30,326	9,043
		458.419			134,620	76,171	58,449

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

A breakdown of these items as at December 31, 2018 and 2017 is presented below:

	Balance as of			Balance as of			Balance as of
	January 1, 2017	Amortization	Transfers	December 31, 2017	Amortization	Transfers	December 31, 2018
Risk premium - current asset	15,459	(12,876)	12,876	15,459	(15,459)	9,394	9,394
Risk premium - noncurrent asset	25,450	-	(12,876)	12,574	-	(9,394)	3,180
Intangible	53,186	(7,441)	-	45,745	(7,038)	-	38,707
	94,095	(20,317)	-	73,778	(22,497)	-	51,281
Risk premium to be amortized - prepaid expenses	40,909			28,033			12,574
Grant extension period - intangible	53,186			45,745			38,707

15      Receivables from Related Parties

	12.31.2018	12.31.2017
Controlling shareholders
State of Paraná (15.1)	-	130,417

Joint Ventures
Voltalia São Miguel do Gostoso (15.2)	-	38,169
Structure sharing	-	405
	-	168,991
Current	-	38,835
Noncurrent	-	130,156

15.1    State of Paraná

15.1.1     Luz Fraterna (Fraternal Light in Portuguese) Program

The credit of R$ 115,890 related to Luz Fraterna Program as of December 31, 2017 was fully paid in March 2018. A lawsuit was filed on November 5, 2018 against the State of Paraná, responsible for the payment of the bills regarding interest, fines and inflation adjustments on the electricity bills for the period from September 2010 to June 2015 (Note 36.a).

15.1.2     2014 Construction Works for the World Cup

Regarding the credit related to the 2014 World Soccer Cup of R$ 14,266 (R$ 14,266 as of December 31, 2017), through the 2,119th Meeting held on July 28, 2014, Copel’s executive board approved the transfer of the credit rights of the costs related to mobility projects for the FIFA 2014 World Soccer Cup made by Copel DIS and under the responsibility of the Paraná State government. ANEEL agreed to the transaction through Order No. 3,483/2015 and a Credit Assignment Agreement that transfers Copel DIS rights to Copel was executed.

In addition, State Law No. 18,875, dated September 27, 2016, authorized the State of Paraná to pay debts due and unpaid to Copel relating to services rendered up to the date of publication of said Law.

After the issuance of said law, there were several administrative negotiations in order to settle this debt with the appropriate bodies. However, in view of the administrative procedures adopted at the time of such works and other documentary hindrances, Management reassessed the issue and decided to establish a provision for the event of non-receipt of this asset. Management stresses that it will continue making all necessary efforts and taking all appropriate measures to preserve the Company’s interests.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15.2   Voltalia São Miguel do Gostoso Participações S.A. – Loan agreements

On May 14, 2015, a loan agreement was entered into by and between Copel (lender) and Voltalia São Miguel do Gostoso Participações S.A. (borrower), aiming at providing working capital for funding the borrower’s activities and business. A limit of R$ 29,400 was established, plus IOF (tax on financial transactions) and interest of 111.5% of the CDI. Of the limit approved, the borrower used R$ 27,950. The initial term of two years was extended to February 6, 2018, the date on which the contract was settled, with finance income recorded in 2018 in the amount of R$ 294 (R$ 3,513 in 2017).

16      Judicial Deposits

	12.31.2018	12.31.2017
Taxes claims	369,423	337,909
Labor claims	84,908	120,463
.
Civil
Civil	63,484	110,495
Easements	3,280	6,114
Customers	1,861	2,522
	68,625	119,131
.
Others	5,334	5,026
	528,290	582,529

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17      Investments

17.1   Changes in investments

							Effects of
			Investiment/			Proposed	applying
	Balance as of		Advance for future	Capital		dividends	new IFRS		Balance as of
	January 1, 2018	Equity	capital increase	decrease	Amortization	and JCP	(Note 4.17.3)	Other (a)	December 31, 2018
Joint Ventures (17.3)
Voltalia São Miguel do Gostoso I	74,998	(3,964)	39,534	-	-	-	-	-	110,568
Voltalia São Miguel do Gostoso - authorization rights	10,773	-	-	-	(368)	-	-	-	10,405
Paraná Gás	3	(3)	-	-	-	-	-	-	-
Costa Oeste (Note 1.2)	33,646	3,041	-	-	-	-	-	(36,687)	-
Marumbi (Note 1.2)	85,341	6,971	-	-	-	-	-	(92,312)	-
Transmissora Sul Brasileira (Note 1.2)	64,360	1,161	-	-	-	-	-	(65,521)	-
Caiuá	56,037	5,034	-	-	-	(1,324)	14,892	-	74,639
Integração Maranhense	113,401	9,238	-	-	-	(2,022)	9,067	-	129,684
Matrinchã	835,819	50,411	-	-	-	(9,131)	(203,883)	-	673,216
Guaraciaba	418,320	35,321	-	-	-	(4,328)	(92,372)	-	356,941
Paranaíba	162,273	(16,510)	-	-	-	(2,976)	17,797	-	160,584
Mata de Santa Genebra	459,374	(2,541)	48,096	-	-	3,264	(23,931)	-	484,262
Cantareira	200,018	24,564	-	(35,280)	-	(1,461)	129,682	-	317,523
	2,514,363	112,723	87,630	(35,280)	(368)	(17,978)	(148,748)	(194,520)	2,317,822
Associates
Dona Francisca Energética (17.4)	29,821	9,989	-	-	-	(10,666)	-	-	29,144
Foz do Chopim Energética (17.4)	13,084	13,214	-	-	-	(18,071)	-	-	8,227
Dominó Holdings	2,457	(15)	-	-	-	-	-	-	2,442
Other	9,556	(23)	9	-	-	-	-	(427)	9,115
	54,918	23,165	9	-	-	(28,737)	-	(427)	48,928
Investment property	1,362	-	-	-	(5)	-	-	(15)	1,342
Other investments	-	-	142	-	-	-	-	-	142
	2,570,643	135,888	87,781	(35,280)	(373)	(46,715)	(148,748)	(194,962)	2,368,234

(a) Of the total, the amounts of R$ 36,687 and R$ 92,312 refers to investments that are now subsidiaries; R$ 65,521 refers to investment written off; R$ 427 from the sale of the associated company Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda ; and R$ 15 refers to the transfer to Other receivables.

			Investment/
			Advance		Proposed
	Balance as of		for future		dividends		Balance as of
	January 1, 2017	Equity	capital increase	Amortization	and JCP	Other (a)	December 31, 2017
Joint Ventures (17.3)
Dominó Holdings (a)	81,526	(568)	-	-	(5,144)	(75,814)	-
Voltalia São Miguel do Gostoso I	75,563	(565)	-	-	-	-	74,998
Voltalia São Miguel do Gostoso - authorization rights	11,140	-	-	(367)	-	-	10,773
Paraná Gás	37	(34)	-	-	-	-	3
Costa Oeste (Note 1.2)	37,232	(2,566)	-	-	(1,020)	-	33,646
Marumbi (Note 1.2)	94,878	(9,537)	-	-	-	-	85,341
Transmissora Sul Brasileira (Note 1.2)	69,369	(5,009)	-	-	-	-	64,360
Caiuá	60,057	(4,020)	-	-	-	-	56,037
Integração Maranhense	122,253	(8,852)	-	-	-	-	113,401
Matrinchã	792,069	57,376	-	-	(13,626)	-	835,819
Guaraciaba	398,969	25,377	-	-	(6,026)	-	418,320
Paranaíba	147,213	17,020	2,082	-	(4,042)	-	162,273
Mata de Santa Genebra	232,240	19,477	210,920	-	(3,263)	-	459,374
Cantareira	161,855	3,879	35,205	-	(921)	-	200,018
	2,284,401	91,978	248,207	(367)	(34,042)	(75,814)	2,514,363
Associates
Dona Francisca Energética (17.4)	32,766	8,876	-	-	(11,821)	-	29,821
Foz do Chopim Energética (17.4)	13,967	6,645	-	-	(7,528)	-	13,084
Dominó Holdings	-	4	-	-	-	2,453	2,457
Other	12,016	(5,764)	36	2,872	-	396	9,556
	58,749	9,761	36	2,872	(19,349)	2,849	54,918
Other investments	1,362	-	-	-	-	-	1,362
	2,344,512	101,739	248,243	2,505	(53,391)	(72,965)	2,570,643
(a) Of the total amount of R$75,814, R$73,361 refers to capital decrease and R$2,453 refers to the change in the investment of a Joint venture to an Associate.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.2   Subsidiaries with non-controlling interests

17.2.1     Summarized financial information

	Compagás			Elejor			UEG Araucária
	12.31.2018	12.31.2017	12.31.2016	12.31.2018	12.31.2017	12.31.2016	12.31.2018	12.31.2017	12.31.2016

ASSETS	675,286	632,910	526,477	652,175	675,450	708,688	436,137	507,060	529,251
Current assets	204,725	151,966	135,292	80,990	77,216	76,231	33,573	99,101	162,814
Noncurrent assets	470,561	480,944	391,185	571,185	598,234	632,457	402,564	407,959	366,437

LIABILITIES	675,286	632,910	526,477	652,175	675,450	708,688	436,137	507,060	529,251
Current liabilities	133,769	147,743	180,133	124,880	164,574	142,222	42,185	38,386	62,253
Noncurrent liabilities	106,900	87,409	46,716	473,318	449,149	486,765	23,290	22,470	20,422
Equity	434,617	397,758	299,628	53,977	61,727	79,701	370,662	446,204	446,576

STATEMENT OF INCOME
Operating revenues	588,532	515,563	542,822	293,942	291,597	263,686	524	129,084	57,432
Operating costs and expenses	(515,594)	(309,213)	(534,817)	(89,931)	(93,230)	(96,321)	(94,970)	(121,883)	(259,324)
Financial results	(2,411)	(25,612)	(1,422)	(89,301)	(54,254)	(93,717)	2,275	5,302	18,499
Equity in earnings of investees	-	-	-	-	-	-	-	(5,777)	(55,284)
Income tax and social contribution	(10,909)	(66,785)	(1,632)	(38,379)	(47,893)	(24,525)	16,316	(7,098)	46,358
Net income (loss)	59,618	113,953	4,951	76,331	96,220	49,123	(75,855)	(372)	(192,319)
Other comprehensive income	187	(251)	132	-	-	-	-	-	-
Total comprehensive income	59,805	113,702	5,083	76,331	96,220	49,123	(75,855)	(372)	(192,319)

STATEMENTS OF CASH FLOWS
Cash flows from operational activities	66,017	83,661	32,714	127,108	143,911	104,136	(26,980)	(86,840)	65,203
Cash flows from investment activities	(15,961)	(14,268)	(25,975)	(2,659)	(1,461)	(1,465)	(2,768)	118,460	21,587
Cash flows from financing activities	(43,980)	(20,623)	(751)	(119,468)	(143,028)	(105,843)	-	-	(200,000)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	6,076	48,770	5,988	4,981	(578)	(3,172)	(29,748)	31,620	(113,210)
Cash and cash equivalents at the beginning of the year	84,079	35,309	29,321	37,905	38,483	41,655	51,264	19,644	132,854
Cash and cash equivalents at the end of the year	90,155	84,079	35,309	42,886	37,905	38,483	21,516	51,264	19,644
CHANGE IN CASH AND CASH EQUIVALENTS	6,076	48,770	5,988	4,981	(578)	(3,172)	(29,748)	31,620	(113,210)

17.2.2     Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2016	144,904	22,200	150,849	317,953
Net income (loss)	2,425	14,736	(38,461)	(21,300)
Other comprehensive income	65	-	-	65
Deliberation of additional dividends proposed	-	-	(23,072)	(23,072)
Distribution of dividends with retained earnings	-	(9,342)	-	(9,342)
Dividends	(576)	(3,684)	-	(4,260)
Balance as of December 31, 2016	146,818	23,910	89,316	260,044
Net income (loss)	55,837	28,866	(74)	84,629
Other comprehensive income	(123)	-	-	(123)
Deliberation of additional dividends proposed	-	(11,053)	-	(11,053)
Dividends	(7,631)	(23,205)	-	(30,836)
Balance as of December 31, 2017	194,901	18,518	89,242	302,661
Net income (loss)	29,213	22,899	(15,171)	36,941
Other comprehensive income	91	-	63	154
Dividends	(11,243)	(25,224)	-	(36,467)
Balance as of December 31, 2018	212,962	16,193	74,134	303,289

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.3   Total balances of the groups of assets, liabilities, profit or loss and equity interest in commitments and contingent liabilities of the main joint ventures

	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
12.31.2018
.
ASSETS	227,867	261,951	465,801	2,199,434	1,295,670	1,574,846	2,365,160	1,443,693
Current assets	2,344	26,471	47,347	326,557	229,693	165,072	202,253	161,328
Cash and cash equivalents	205	1,128	1	116,634	136,191	13,931	19,568	301
Other current assets	2,139	25,343	47,346	209,923	93,502	151,141	182,685	161,027
Noncurrent assets	225,523	235,480	418,454	1,872,877	1,065,977	1,409,774	2,162,907	1,282,365
.
LIABILITIES	227,867	261,951	465,801	2,199,434	1,295,670	1,574,846	2,365,160	1,443,693
Current liabilities	2,216	24,955	73,856	137,627	79,701	104,599	124,606	60,964
Financial liabilities	-	7,615	13,228	70,192	27,950	55,968	33,964	46,329
Other current liabilities	2,216	17,340	60,628	67,435	51,751	48,631	90,642	14,635
Noncurrent liabilities	-	84,672	127,284	687,897	487,520	814,798	1,273,962	734,724
Financial liabilities	-	57,028	91,342	683,316	482,125	612,854	934,650	532,179
Other noncurrent liabilities	-	27,644	35,942	4,581	5,395	201,944	339,312	202,545
Equity	225,651	152,324	264,661	1,373,910	728,449	655,449	966,592	648,005
.
STATEMENT OF INCOME
Net operating income	-	25,129	42,379	272,103	181,665	(14,331)	514,591	195,441
Operating costs and expenses	(103)	(4,785)	(7,732)	(47,771)	(27,273)	(23,244)	(462,839)	(60,529)
Financial results	(170)	(5,017)	(7,817)	(61,910)	(35,036)	(57,977)	(59,507)	(58,402)
Equity in income of subsidiaries	(7,815)	-	-	-	-	-	-	-
Income tax and social contribution	-	(5,053)	(7,974)	(59,544)	(47,273)	28,163	2,685	(26,379)
Net income (loss)	(8,088)	10,274	18,856	102,878	72,083	(67,389)	(5,070)	50,131
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	(8,088)	10,274	18,856	102,878	72,083	(67,389)	(5,070)	50,131
.
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	110,568	74,639	129,684	673,216	356,941	160,584	484,262	317,523

	Voltalia	Transmissora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
12.31.2017
.
ASSETS	155,272	659,464	230,743	466,783	2,774,973	1,428,247	1,698,213	1,722,063	952,670
Current assets	2,141	56,604	22,895	44,594	297,331	139,920	233,065	107,568	6,046
Cash and cash equivalents	3	25,547	1,626	2,224	116,256	34,364	29,066	96,244	5,169
Other current assets	2,138	31,057	21,269	42,370	181,075	105,556	203,999	11,324	877
Noncurrent assets	153,131	602,860	207,848	422,189	2,477,642	1,288,327	1,465,148	1,614,495	946,624
.
LIABILITIES	155,272	659,464	230,743	466,783	2,774,973	1,428,247	1,698,213	1,722,063	952,670
Current liabilities	2,214	220,845	23,608	71,563	140,515	71,818	124,764	12,630	9,706
Financial liabilities	-	212,618	7,427	13,240	48,686	32,627	53,317	-	-
Other current liabilities	2,214	8,227	16,181	58,323	91,829	39,191	71,447	12,630	9,706
Noncurrent liabilities	-	116,818	92,774	163,790	928,706	502,713	911,107	792,519	534,764
Financial liabilities	-	106,174	64,081	103,755	712,198	388,806	638,779	703,897	439,192
Other noncurrent liabilities	-	10,644	28,693	60,035	216,508	113,907	272,328	88,622	95,572
Equity	153,058	321,801	114,361	231,430	1,705,752	853,716	662,342	916,914	408,200
.
STATEMENT OF INCOME
Net operating income	-	53,374	(2,904)	(14,460)	403,891	208,444	320,302	588,123	392,766
Operating costs and expenses	(113)	(63,752)	(5,194)	(4,245)	(183,660)	(93,369)	(150,984)	(434,779)	(347,771)
Financial results	9	(26,994)	(6,017)	(9,070)	(47,331)	(36,981)	(59,132)	(94,512)	(35,207)
Equity in income of subsidiaries	(1,048)	-	-	-	-	-	-	-	-
Income tax and social contribution	-	12,330	5,908	9,709	(55,808)	(26,303)	(40,717)	(19,955)	(1,871)
Net income (loss)	(1,152)	(25,042)	(8,207)	(18,066)	117,092	51,791	69,469	38,877	7,917
Other comprehensive income	-	-	-	-	-	-	-	-	-
Total comprehensive income	(1,152)	(25,042)	(8,207)	(18,066)	117,092	51,791	69,469	38,877	7,917
.
Investment interest - %	49.0	20.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	74,998	64,360	56,037	113,401	835,819	418,320	162,273	459,374	200,018
.

	Dominó (a)	Voltalia	Costa Oeste	Marumbi	Transmissora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
12.31.2016
.
ASSETS	180,049	156,422	112,601	185,888	696,381	255,276	513,186	2,583,118	1,247,036	1,284,733	1,050,330	525,446
Current assets	24,725	2,177	9,892	12,614	51,963	26,820	49,355	273,185	107,429	41,648	59,160	1,242
Cash and cash equivalents	5,340	41	4,323	3,324	23,295	1,435	115	118,196	16,284	3,051	47,792	157
Other current assets	19,385	2,136	5,569	9,290	28,668	25,385	49,240	154,989	91,145	38,597	11,368	1,085
Noncurrent assets	155,324	154,245	102,709	173,274	644,418	228,456	463,831	2,309,933	1,139,607	1,243,085	991,170	524,204
.
LIABILITIES	180,049	156,422	112,601	185,888	696,381	255,276	513,186	2,583,118	1,247,036	1,284,733	1,050,330	525,446
Current liabilities	13,669	2,212	8,003	17,760	33,949	26,776	76,137	120,886	41,099	83,078	523,351	140,759
Financial liabilities	-	-	3,110	5,190	25,153	7,387	13,188	52,625	9,928	45,939	489,017	65,697
Other current liabilities	13,669	2,212	4,893	12,570	8,796	19,389	62,949	68,261	31,171	37,139	34,334	75,062
Noncurrent liabilities	-	-	31,594	49,531	315,589	105,934	187,554	845,764	391,712	600,784	63,427	54,373
Financial liabilities	-	-	27,426	43,171	308,859	70,633	115,732	747,709	378,528	561,700	-	-
Other noncurrent liabilities	-	-	4,168	6,360	6,730	35,301	71,822	98,055	13,184	39,084	63,427	54,373
Equity	166,380	154,210	73,004	118,597	346,843	122,566	249,495	1,616,468	814,225	600,784	463,552	330,314
.
STATEMENT OF INCOME
Net operating income	-	-	20,433	37,559	56,553	38,148	64,428	433,833	310,380	322,855	570,237	337,614
Operating costs and expenses	(969)	(122)	(3,341)	(11,906)	(12,042)	(4,008)	(2,851)	(237,779)	(204,412)	(185,789)	(497,852)	(321,966)
Financial results	(24,062)	5	(1,213)	(3,596)	(32,674)	(6,432)	(10,934)	(66,462)	(73,693)	(58,703)	(80,255)	225
Equity in income of subsidiaries	101,543	8,987	-	-	-	-	-	-	-	-	-
Income tax and social contribution	-	-	(1,426)	(1,822)	(2,810)	(11,355)	(18,125)	(44,061)	(9,429)	(25,924)	2,724	(5,354)
Net income (loss)	76,512	8,870	14,453	20,235	9,027	16,353	32,518	85,531	22,846	52,439	(5,146)	10,519
Other comprehensive income	(9,669)	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income	76,512	8,870	14,453	20,235	9,027	16,353	32,518	85,531	22,846	52,439	(5,146)	10,519
.
Investment interest - %	49.0	49.0	51.0	80.0	20.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	81,526	75,563	37,232	94,878	69,369	60,057	122,253	792,069	398,969	147,213	232,240	161,855
.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2018, Copel's interest in the commitments assumed from its joint ventures is equivalent to R$ 81,263 (R$ 141,744 in 2017) and in contingent liabilities is equivalent to R$ 40.324 (R$ 38,218 in 2017).

17.4   Total balances of the groups of assets, liabilities, profit or loss and equity interest in contingent liabilities of the main associates

	Dona Francisca			Foz do Chopim
	12.31.2018	12.31.2017	12.31.2016	12.31.2018	12.31.2017	12.31.2016
.
ASSETS	134,141	138,079	151,563	106,736	61,163	48,937
Current assets	12,493	10,304	19,311	73,786	21,553	11,043
Noncurrent assets	121,648	127,775	132,252	32,950	39,610	37,894
.
LIABILITIES	134,141	138,079	151,563	106,736	61,163	48,937
Current liabilities	4,231	4,144	5,306	57,603	1,808	2,336
Noncurrent liabilities	3,361	4,443	3,982	26,133	22,776	7,553
Equity	126,549	129,492	142,275	23,000	36,579	39,048
.
STATEMENT OF INCOME
Net operating income	70,716	70,716	70,208	46,479	40,441	40,762
Operating costs and expenses	(25,268)	(30,379)	(34,074)	(2,020)	(21,124)	(10,130)
Financial income (expense)	366	835	1,453	(638)	809	795
Income tax and social contribution	(2,446)	(2,632)	(3,275)	(6,880)	(1,547)	(1,580)
Net income	43,368	38,540	34,312	36,941	18,579	29,847
Other comprehensive income	-	-	-	-	-	-
Total comprehensive income	43,368	38,540	34,312	36,941	18,579	29,847
.
Investment interest - %	23.0303	23.0303	23.0303	35.77	35.77	35.77
Investment book value	29,144	29,821	32,766	8,227	13,084	13,967

As of December 31, 2018, Copel's interest in the contingent liabilities of its associates is equivalent to R$ 61,341 (R$ 58,194 in 2017).

18      Property, Plant and Equipment

The Company and its subsidiaries record assets used in administrative and commercial facilities for generation of electric power and telecommunication services in property, plant and equipment account. Investments in electric power transmission and distribution and in piped gas distribution are recorded in financial assets and/or intangible assets accounts as per IAS 38, IFRS 15 and IFRIC 12. (Notes 4.4, 4.5 and 4.9).

Upon initial adoption of IFRS, property, plant and equipment were measured at fair value with recognition of their deemed cost.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Under the regulation relating to the concession of public electric energy services, the assets and facilities used mostly in the generation of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution No. 691/2015, however, regulates the release of assets from the concessions of the Public Electric Power Service, granting prior authorization to release the property and other fixed assets not usable by the concession when they are destined for sale, and also determining that the sales proceeds less respective charges be deposited in a restricted bank account to be invested in the concession.

18.1   Property, plant and equipment by asset class

		Accumulated			Accumulated
	Cost	depreciation	12.31.2018	Cost	depreciation	12.31.2017
In service
Reservoirs, dams and aqueducts	6,643,087	(4,216,613)	2,426,474	6,638,348	(4,071,621)	2,566,727
Machinery and equipment	5,648,292	(2,674,150)	2,974,142	5,320,736	(2,654,801)	2,665,935
Buildings	1,500,990	(1,021,783)	479,207	1,500,144	(989,221)	510,923
Land	375,286	(18,184)	357,102	277,665	(15,287)	262,378
Vehicles and aircraft	47,744	(41,978)	5,766	59,101	(48,759)	10,342
Furniture and tools	22,057	(12,642)	9,415	16,990	(11,476)	5,514
(-) Provision for impairment (18.7)	(3,489)	-	(3,489)	(4,986)	-	(4,986)
(-) Special Obligations	(68)	27	(41)	(56)	18	(38)
	14,233,899	(7,985,323)	6,248,576	13,807,942	(7,791,147)	6,016,795

In progress
Cost	5,789,780	-	5,789,780	5,023,013	-	5,023,013
(-) Provision for impairment (18.7)	(1,197,693)	-	(1,197,693)	(1,210,358)	-	(1,210,358)
	4,592,087	-	4,592,087	3,812,655	-	3,812,655
	18,825,986	(7,985,323)	10,840,663	17,620,597	(7,791,147)	9,829,450

18.2   Changes in property, plant and equipment

	Balance as of	Additions/Reversal of impairment		Loss on		Transfers/	Balance as of
	January 1, 2018		Depreciation	disposal	Capitalizations	Reclassifications	December 31, 2018
In service
Reservoirs, dams and aqueducts	2,566,727	-	(144,991)	(1)	4,739	-	2,426,474
Machinery and equipment	2,665,935	-	(199,846)	(61,959)	760,887	(190,875)	2,974,142
Buildings	510,923	-	(35,932)	(500)	4,716	-	479,207
Land	262,378	-	(2,897)	(83)	97,704	-	357,102
Vehicles and aircraft	10,342	-	(4,484)	(392)	300	-	5,766
Furniture and tools	5,514	-	(1,171)	(24)	5,047	49	9,415
(-) Provision for impairment (18.7)	(4,986)	1,497	-	-	-	-	(3,489)
(-) Special Obligations	(38)	-	9	-	(12)	-	(41)
	6,016,795	1,497	(389,312)	(62,959)	873,381	(190,826)	6,248,576
In progress
Cost	5,023,013	1,455,318	-	(5,491)	(873,381)	190,321	5,789,780
(-) Provision for impairment (18.7)	(1,210,358)	12,665	-	-	-	-	(1,197,693)
	3,812,655	1,467,983	-	(5,491)	(873,381)	190,321	4,592,087
	9,829,450	1,469,480	(389,312)	(68,450)	-	(505)	10,840,663

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Balance as of	Additions/Reversal of impairment		Loss on	Transfers/	Balance as of
	January 1, 2017		Depreciation	disposal	Reclassifications	December 31, 2017
In service
Reservoirs, dams and aqueducts	2,683,512	-	(144,484)	(2,160)	29,859	2,566,727
Machinery and equipment	2,663,971	-	(188,988)	(37,685)	228,637	2,665,935
Buildings	544,372	-	(36,347)	(773)	3,671	510,923
Land	264,761	-	(2,935)	(3)	555	262,378
Vehicles and aircraft	15,671	-	(5,492)	(6)	169	10,342
Furniture and tools	5,782	-	(803)	(12)	547	5,514
(-) Provision for impairment (18.7)	(77,318)	72,332	-	-	-	(4,986)
(-) Special Obligations	(46)	-	8	-	-	(38)
	6,100,705	72,332	(379,041)	(40,639)	263,438	6,016,795
In progress
Cost	3,969,703	1,318,336	-	(23,869)	(241,157)	5,023,013
(-) Provision for impairment (18.7)	(1,136,105)	(74,253)	-	-	-	(1,210,358)
	2,833,598	1,244,083	-	(23,869)	(241,157)	3,812,655
	8,934,303	1,316,415	(379,041)	(64,508)	22,281	9,829,450

18.3   Costs of borrowings and debentures capitalized

The costs of borrowings and debentures capitalized during 2018 amounted to R$ 4,229, at an average rate of 0.11% p.a. (R$ 2,297, at an average rate of 0.09% p.a. during 2017)

18.4   HPP Colíder

On July 30, 2010, on the ANEEL Auction of Power from New Projects 003/10, Copel GeT won the rights to the concession of the Colíder Hydroelectric Power Plant, valid for 35 years from the date of signature of Concession Agreement No. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project will comprise a main powerhouse of 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support in the total amount of R$ 1,041,155 (Note 22). The amounts released until December 31, 2018 totaled R$ 1,005,108.

Due to acts of God and force majeure, such as fire at the construction site, public power acts, delays involving environmental licenses, among other setbacks, such as delays in delivery of equipment, in electromechanical assembly services and in the construction of the transmission line of the power plant, the project timeframe was adversely affected, leading to postponement of the commercial generation of the power plant. The first generating unit started operation in March 2019, while the third and last one is expected to July 2019. As a result of these events, the assets were reduced for impairment as shown in Note 18.7.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Colíder Hydroelectric Power Plant’s power output was sold on an ANEEL auction at a final price of R$ 103.40/MWh, as of July 1, 2010, restated according to the variation of IPCA inflation index to R$ 169.52 as of December 31, 2018. 125 MW – mean were sold for supply starting on January 2015, for 30 years. Copel GeT submitted an application to ANEEL to exclude its responsibility, so that the obligation to supply energy could be postponed. In a first judgment, the request was not accepted. Copel GeT filed an application for reconsideration of the decision, which was also denied on March 14, 2017. Not agreeing with the decision, Copel GeT filed another application for reconsideration, which was definitely denied on July 4, 2017. Copel GeT filed a common lawsuit with the Court on December 18, 2017 applying for a preliminary injunction and requesting the reversal of the decision of the Agency. On April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction required by Copel Get in the Interlocutory Appeal to exempt it from any burden, charges or restrictions to the right arising from the delay in the implementation schedule of the Colíder HPP.

Copel GeT has complied with its commitments of energy supply as follows:

•	From January 2015 to June 2016 - with energy surpluses not contracted in its other plants;
•	In June 2016 - with partial reduction through a bilateral agreement; and
•

From July 2016 to December 2018, with reduction of all supply contracts of the CCEARs - Energy Trading Agreement in the Regulated Environment, through a bilateral agreement and participation in the New Energy and Decrease Clearing Facility (“Mecanismo de Compensação de Sobras e Déficits de Energia Nova - MCSD-EN”).

On July 14, 2017, the assured power of the project was revised by MME Ordinance No. 213/SPE, going to 178.1 MW mean, after full set-up.

18.5   Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the share of interest of Copel GeT in consortiums are shown below:

	Share	Annual average
Joint operations	Copel GeT (%)	depreciation rate (%)	12.31.2018	12.31.2017
In service
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	51.00		859,917	859,917
(-) Accumulated depreciation		3.43	(176,546)	(147,086)
			683,371	712,831
In progress
HPP Baixo Iguaçu (18.5.1)	30.00		717,599	640,178
			717,599	640,178
			1,400,970	1,353,009

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.5.1     Consórcio Empreendedor Baixo Iguaçu - Cebi

Copel holds a 30% interest in Consórcio Empreendedor Baixo Iguaçu – Cebi. The purpose of the consortium is to build and operate the project known as Baixo Iguaçu Hydroelectric Plant, with installed capacity of 350.2 MW and physical guarantee of 171.3 MW mean located on the Iguaçu River between the municipalities of Capanema and Capitão Leônidas Marques, and between the Governador José Richa Hydroelectric Plant and the Iguaçu National Park, in the State of Paraná. With total estimated investment of R$ 2,477,000, the start of commercial operation of unit 1 and 2 occurred in February 2019, and unit 3 occured in April 2019.

The construction works started in July 2013, and the previous schedule has been changed due to the suspension of the Installation License, as per the decision of the Federal Court of the 4th Region (TRF-RS), rendered on June 16, 2014, that stopped the construction work as from July of that year. The work was resumed on February 1, 2016.

In August 2016, ANEEL published the 2nd Amendment to the Concession Agreement with the purpose of formalizing the redefinition of the schedule of HPP Baixo Iguaçu as well as the final date of termination. ANEEL also acknowledged in favor of Cebi the exclusion of responsibility for the delay in implementing the project for a period of 756 days. ANEEL recommended to the MME the extension of the grant period and determined CCEE to postpone the start of the supply period for the CCEARs for the period of exclusion of responsibility acknowledged.

On November 7, 2017, ANEEL acknowledged additional 46 days of exclusion of responsibility for the delay in implementing HPP Baixo Iguaçu, dismissing the application of any penalties and contractual, commercial or regulatory obligations derived from the delay. Accordingly, the project, which already counted with exclusion of responsibility for 756 days, now has a termination date for its concession on October 30, 2049, and the start of supply of Energy Sale Agreements on November 12, 2018.

On December 18, 2018 the filling of the reservoir was finalized, which made it possible to start the commercial operation of the first two generating units in February 2019.

18.6   Cutia wind farm project

The largest Copel wind farm called Cutia is under construction. Cutia wind farm project is divided into two large complexes:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•

Cutia Complex: composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste), with 180.6 MW of total installed capacity, 71.4 MW-mean of assured power, all located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 6th Reserve Auction that was held on October 31, 2014, at an average historical price of R$ 144.00/MWh, inflation adjusted according to the variation of the IPCA to R$ 183.26 as of December 31, 2018. Starting in the last fortnight of December 2018, wind farms began to operate commercially on a phased basis by each wind turbine; and

•

Bento Miguel Complex: composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with a total installed capacity of 132.3 MW, 58.7 MW-mean of assured power, all also located in the State of Rio Grande do Norte. The power that will be generated by the wind farms was sold on the 20th Reserve Auction that was held on November 28, 2014, at an average historical price of R$ 142.03/MWh, inflation adjusted according to the variation of the IPCA to R$ 179.84 as of December 31, 2018. Starting on January 29, 2019, wind farms began to operate commercially on a phased basis by each wind turbine.

As a result of the review of the recoverable amount of these projects, a balance of estimated losses on impairment of assets is recorded as described in Note 18.7.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.7   Estimated losses on impairment of generation segment assets

During the year, the Company reviewed the recoverable amount of the generation assets as a result of the changes in the implementation schedules of the projects, budgets, estimates of future energy sales prices and discount rates. From these previous indicators, a number of power plants or cash generating units of the generation segment were tested.

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

Internal references such as the budget approved by the Company, historical or past data, updating of the timeframe of work and amount of investments for projects in course support the design of key assumptions by Company Management. In the same framework, external references such as level of consumption of electric power, expansion of the economic activity in Brazil and the availability of water resources support the key information about estimated cash flows.

A number of assumptions used by Company Management when determining future cash flows can be affected by uncertain events, which, in turn, may give rise to variation in results. Changes in the political and economic model, for example, may lead to upward trend when projecting country risk-rating, increasing the discount rates used in tests.

The tests considered the following key assumptions:

•         Growth compatible with historical data and perspective for the Brazilian economy growth;

•         Specific after-tax discount rates for the segments tested, obtained through the methodology usually applied by the market, taking into consideration the weighted average cost of capital;

•         Projected revenue in accordance with the agreements in force, without any expectation for renewal of concession/authorization; and

•         Expenses broken into cash generating units, projected in view of the budget approved by the Company.

The Company considered all its generation projects as independent cash generating units.

The projects with impairment balances recorded at December 31, 2018 are the following:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Property, Plant and Equipment		Value in use
	Cost	Depreciation	Impairment
HPP Colíder	2,334,223	(2,497)	(731,265)	1,600,461
Wind power complex Cutia	1,217,079	-	(167,875)	1,049,204
Wind power complex Bento Miguel	823,045	-	(84,621)	738,424
Consórcio Tapajós (a)	14,464	-	(14,464)	-
Power plants in Paraná	961,887	(46,607)	(202,957)	712,323
	5,350,698	(49,104)	(1,201,182)	4,100,412
(a) Project under development

The Company reviewed the recoverable amount of property, plant and equipment and, as a result of these analyses, the impairment changed as follows:

	Balance as of	Impairment at the year	Balance as of	Impairment at the year	Balance as of
	January 1, 2017		December 31, 2017		December 31, 2018
In service
UEG Araucária	(69,073)	69,073	-	-	-
Power plants in Paraná	(8,245)	3,259	(4,986)	1,497	(3,489)
	(77,318)	72,332	(4,986)	1,497	(3,489)
In progress
HPP Colíder (18.7.1)	(595,489)	(87,532)	(683,021)	(48,244)	(731,265)
Wind power complex Cutia (18.7.2)	(232,827)	8,317	(224,510)	56,635	(167,875)
Wind power complex Bento Miguel (18.7.2)	(81,637)	(16,594)	(98,231)	13,610	(84,621)
Consórcio Tapajós	(14,464)	-	(14,464)	-	(14,464)
Power plants in Paraná (18.7.3)	(211,688)	21,556	(190,132)	(9,336)	(199,468)
	(1,136,105)	(74,253)	(1,210,358)	12,665	(1,197,693)
	(1,213,423)	(1,921)	(1,215,344)	14,162	(1,201,182)

18.7.1     HPP Colíder

In December 2018, the calculation of the value in use considered the Company’s assumptions and budgets and pre-tax discount rate in constant currency of 5.36% p.a. (5.35% p.a. in 2017), which derives from the WACC methodology for the electricity generation segment. Although the current estimate for start-up of the first turbine has been postponed to March 2019 (in 2018 the tentative date was May 2018), and the construction’s budget changes, an additional impairment was recognized.

18.7.2     Cutia and Bento Miguel Wind Farms

In December 2018, the calculation of the value in use considered the Company’s assumptions and budgets and pretax discount rate in constant currency of 7.13%, which derives from the WACC methodology for the electric power generation segment, adjusted for the specific condition of taxation of those projects.

The reversal observed in both complexes is justified by the increase in generation expectancy changed to 100% of the physical guarantee of the P-50 (in 2017, 95% of the P-50) and by the variations in the long-term projection of the PLD and the selling price in the ACL.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.7.3     Power plants of Paraná

In December 2018, for the power plants of Paraná with indicators of impairment, the calculation of value in use of generation assets in the State of Paraná considered: (i) the Company’s assumptions and budgets; and (ii) after-tax discount rate in constant currency of 5.36% p.a. (5.35% p.a. in 2017), which derives from the WACC methodology for the electricity generation segment. Additional impairment was recorded based on: (i) postponement of the start-up of the hydroelectric plant to March 2019, and the thermal plant to March 2019 (in 2017 both were for October 2018); and (ii) changes in the construction budget of the HPPs.

18.7.4     Cash generating units with no provision for impairment

The table below presents the cash-generating units that did not present impairment as of December 31, 2018. Also, the Company performed a sensitivity analysis, increasing the discount rate by 5% and by 10% for impairment risk, and it was verified that none of the power plants presented a risk of impairment since the recoverable amount (“VR”) exceeds carrying amount (“VC”) of PP&E, as shown below:

Cash generating unit			VR/VC-1	VR/VC-1	Impairment Risk
	Discount rate	VR/VC-1	(5% Variation)	(10% Variation)
Wind power Assets
Complex EOL São Bento (a)	7.13%	60.49%	55.82%	51.36%	-
Complex EOL Brisa I (b)	7.13%	22.47%	18.97%	15.64%	-
Complex EOL Brisa II (c)	7.13%	18.77%	14.74%	10.93%	-
Thermal Assets
UEG Araucária	7.67%	70.74%	67.36%	64.08%	-
Hydric Assets
Foz do Areia	5.36%	232.59%	230.48%	228.39%	-
Segredo	5.36%	168.12%	164.07%	160.11%	-
Caxias	5.36%	131.38%	127.72%	124.14%	-
Guaricana	5.36%	22.57%	21.25%	19.96%	-
Chaminé	5.36%	59.22%	57.54%	55.89%	-
Apucaraninha	5.36%	15.44%	14.07%	12.72%	-
Chopim I	5.36%	99.24%	95.35%	91.58%	-
São Jorge	5.36%	3.22%	2.24%	1.27%	-
Melissa	5.36%	23.18%	21.15%	19.20%	-
Mauá	5.36%	56.90%	53.26%	49.75%	-
Cavernoso II	5.36%	7.60%	4.92%	2.35%	-
Elejor	7.00%	66.64%	62.63%	58.78%	-
(a) Contemplates the GE Boa Vista, GE Farol, GE Olho D’Água and GE São Bento do Norte wind farms.
(b) Contemplates the Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III and Nova Eurus IV wind farms.
(c) Contemplates the Santa Maria, Santa Helena and Ventos de Santo Uriel wind farms.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.8   Average depreciation rates

Average rate of depreciation (%)	12.31.2018	12.31.2017
Generation
General equipment	6.25	6.33
Machinery and equipment	3.56	3.59
Generators	3.34	3.21
Reservoirs, dams and ducts	2.21	2.11
Hydraulic turbines	2.60	2.61
Gas and steam turbines	2.00	2.30
Water cooling and treatment	4.00	4.00
Gas conditioner	4.00	4.00
Wind power plant unit	3.71	3.85
Central management
Buildings	3.35	3.33
Machinery and office equipment	6.25	6.25
Furniture and fixtures	6.25	6.25
Vehicles	14.29	14.29
Telecommunications
Transmission equipment	4.77	6.36
Terminal equipment	9.96	12.09
Infrastructure	10.37	7.45

 In 2018, the Company's Management deemed it necessary to reassess the estimated useful lives of assets related to the telecommunications business. As a result, some depreciation rates were changed, which were applied in 2018 and prospectively, without significant impact on the result.

Depreciation of assets which are part of the original project of Mauá, Colíder, Cavernoso II, Santa Clara and Fundão HPPs

The assets of the original project of the Mauá, Colíder and Cavernoso II Hydroelectric Power Plants of Copel Get, and the Santa Clara and Fundão Hydroelectric Power Plants of Elejor are considered by the Concession Grantor, without full guarantee of indemnification of the residual value at the end of the concession term. This interpretation is based on Law 8,987/95 and Decree 2,003/96, which regulate the production of electricity by independent producers.

Accordingly, from the date these assets start operations they are depreciated at the rates set by ANEEL, limited to the concession term.

As established in concession agreements, subsequent investments not forecast in the original project, provided that they are approved by the Concession Grantor and have not yet been amortized, will be indemnified at the end of the concessions and these assets will be depreciated at the rates set by ANEEL, from the date they start operations.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19      Intangible Assets

	12.31.2018	12.31.2017
Concession agreement - distribution of electricity (19.1)	5,390,063	5,750,873
Generation concession agreements/ authorization (19.2)	593,852	619,221
Concession agreement - piped gas distribution (19.3)	3,619	43,888
Others (19.4)	41,563	38,842
	6,029,097	6,452,824

19.1   Power distribution service concession

				Special liabilities
	in service	in progress	in service	in progress	Total
Balance as of January 1, 2017	7,537,158	849,715	(2,845,024)	(28,468)	5,513,381
Acquisitions	-	757,709	-	-	757,709
Customers contributions	628	-	(579)	(125,983)	(125,934)
Provision for claims added to the cost of the works	-	(1,587)	-	-	(1,587)
Transfers to accounts receivable related to concession (Note 10.1)	-	(56,853)	-	-	(56,853)
Capitalizations for intangible in service	822,472	(822,472)	(128,351)	128,351	-
Amortization of quotas - concession (a)	(411,575)	-	125,740	-	(285,835)
Amortization of quotas - PIS/Pasep and Cofins credits	(11,014)	-	-	-	(11,014)
Loss on disposal	(29,704)	(12,066)	2,776	-	(38,994)
Balance as of December 31, 2017	7,907,965	714,446	(2,845,438)	(26,100)	5,750,873
Transfers to contract assets (Note 11.1)	-	(714,446)	-	26,100	(688,346)
Transfers from contract assets (Note 11.1)	775,701	-	(107,679)	-	668,022
Amortization of quotas - concession (a)	(431,963)	-	130,388	-	(301,575)
Amortization of quotas - PIS/Pasep and Cofins credits	(10,813)	-	-	-	(10,813)
Loss on disposal	(28,098)	-	-	-	(28,098)
Balance as of December 31, 2018	8,212,792	-	(2,822,729)	-	5,390,063
(a) Amortization during the concession as of the start of commercial operations of the enterprises or based on the useful life of the assets, of the two the shortest.

In accordance with IFRIC 12 - Service Concession Arrangements, the portion of infrastructure that will be used during concession was recorded in intangible assets, net of special obligations.

The Special Obligations represent the resources related to the financial participation of consumers, the Federal, State and Municipal Governments, destined to investments in projects related to the concession, and are not onerous liabilities or shareholder credits.

Amortization of Intangible Assets is initiated upon transfer to Intangible Assets under the straight-line method based on the estimated useful life of the asset and will be fully amortized over the term of the concession.

As a result of the initial adoption of IFRS 15 on January 1, 2018, the balance of construction in progress was transferred to contract assets (Note 11.1).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19.2   Generation concession agreements

.
	Concession contract (a)		Concession and
	in service	in progress	authorization rights	Total
Balance as of January 1, 2017	254,280	6,299	403,133	663,712
ANEEL grant - use of public property	-	678	-	678
Amortization of quotas - concession and authorization (b)	(17,837)	-	(13,139)	(30,976)
Transfer to property, plant and equipment	-	-	(14,193)	(14,193)
Balance as of December 31, 2017	236,443	6,977	375,801	619,221
ANEEL grant - use of public property	-	302	-	302
Business combination (Note 1.2)	-	-	4,845	4,845
Amortization of quotas - concession and authorization (b)	(17,311)	-	(13,205)	(30,516)
Capitalizations for intangible in service	7,279	(7,279)	-	-
Balance as of December 31, 2018	226,411	-	367,441	593,852
(a) Includes the balances of use of public asset and hydrological risk renegotiation
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.

19.3   Piped gas distribution service concession

	in service	in progress	Total
Balance as of January 1, 2017	198,271	40,238	238,509
Acquisitions	-	13,745	13,745
Transfers to accounts receivable related to concession	(154,908)	(24,501)	(179,409)
Capitalizations for intangible in service	10,011	(10,011)	-
Amortization of quotas - concession (a)	(28,753)	-	(28,753)
Loss on disposal	(204)	-	(204)
Balance as of December 31, 2017	24,417	19,471	43,888
Transfers to contract assets (Note 11.2)	-	(19,471)	(19,471)
Transfers from contract assets (Note 11.2)	2,042	-	2,042
Amortization of quotas - concession (a)	(22,759)	-	(22,759)
Loss on disposal	(81)	-	(81)
Balance as of December 31, 2018	3,619	-	3,619
(a) Amortization during the concession as of the start of commercial operations of the enterprises or based on the useful life of the assets, of the two the shortest.

As a result of the initial adoption of IFRS 15, on January 1, 2018, the balance of construction in progress was transferred to contract assets (Note 11.2).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19.4   Other intangible assets

.
	in service	in progress	Total
Balance as of January 1, 2017	25,725	18,485	44,210
Acquisitions	-	6,932	6,932
Transfers from property, plant and equipment	105	-	105
Capitalizations for intangible in service	5,744	(5,744)	-
Amortization of quotas (b)	(8,809)	-	(8,809)
Amortization of quotas - PIS/Pasep and Cofins credits	(54)	-	(54)
Loss on disposal	(18)	(3,524)	(3,542)
Balance as of December 31, 2017	22,693	16,149	38,842
Effect of acquisition of control of Costa Oeste and Marumbi	-	37	37
Acquisitions	-	7,589	7,589
Transfers from property, plant and equipment	112	1,979	2,091
Capitalizations for intangible in service	9,448	(9,448)	-
Amortization of quotas (a)	(6,410)	-	(6,410)
Amortization of quotas - PIS/Pasep and Cofins credits	(23)	-	(23)
Loss on disposal	(190)	(373)	(563)
Balance as of December 31, 2018	25,630	15,933	41,563
(a) Annual amortization rate: 20%.

20       Payroll, Social Charges and Accruals

	12.31.2018	12.31.2017
Social security liabilities
Taxes and social contribution	54,653	49,748
Social security charges on paid vacation and 13th salary	30,010	32,686
	84,663	82,434
Labor liabilities
Payroll, net	1,308	1,796
Vacation	101,327	106,450
Provisons for profit sharing	91,526	68,817
Voluntary retirement program	5,349	38,642
Other liabilities	6	15,828
	199,516	231,533
	284,179	313,967

21      Accounts payable to suppliers

	12.31.2018	12.31.2017
Energy supplies	819,792	986,689
Materials and supplies	384,300	521,969
Natural gas for resale	95,478	101,026
Charges for use of grid system	169,629	117,362
	1,469,199	1,727,046
Current	1,419,243	1,683,577
Noncurrent	49,956	43,469

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22      Borrowings

			Issue	Number of	Final	Annual rate p.y.	Finance		12.31.2018	12.31.2017
Contracts		Company	Date	installment	maturity	(interest + commission)	charges	Principal
Foreign currency
National Treasury Department - STN
(Secretaria do Tesouro Nacional)
(1)	Par Bond	Copel	05.20.1998	1	04.11.2024	6.0% + 0.20%	Half-yearly	17,315	42,914	52,768
(1)	Discount Bond	Copel	05.20.1998	1	04.11.2024	3.3125% + 0.20%	Half-yearly	12,082	61,837	36,502
Total foreign currency									104,751	89,270

Local currency
Banco do Brasil
(2)	21/02155-4	Copel DIS	09.10.2010	2	08.15.2018	109.0% of DI	Half-yearly	116,667	-	60,049
(3)	21/02248-8	Copel DIS	06.22.2011	2	05.16.2018	109.0% of DI	Half-yearly	150,000	-	75,601
(4)	CCB 21/11062X	Copel DIS	08.26.2013	3	07.27.2018	106.0% of DI	Half-yearly	151,000	-	51,932
(5)	CCB 330.600.773	Copel DIS	07.11.2014	3	07.11.2019	111.8% of DI	Half-yearly	116,667	40,023	80,699
(6)	CFX 17/35959-7	Copel DIS	05.16.2017	2	05.06.2019	12.0%	Quarterly	75,000	37,973	75,291
(7)	CCB 21/00851-5	Copel DIS	06.30.2017	2	06.13.2019	11.0%	Quarterly	38,889	19,340	38,241
(8)	CCB 17/35960-0	Copel DIS	07.27.2017	2	07.17.2019	11.0%	Quarterly	50,333	51,473	51,073
(9)	CFX 17/35958-9	Copel DIS	08.15.2017	2	08.05.2019	11.0%	Quarterly	58,333	59,102	58,636
(10)	NCI 330.600.132	Copel HOL	02.28.2007	3	02.28.2019	107.8% of DI	Half-yearly	231,000	78,669	157,707
(11)	CCB 306.401.381	Copel HOL	06.21.2018	4	07.21.2021	120.0% of DI	Quarterly	640,005	641,530	660,949
(12)	NCI 306.401.445	Copel HOL	02.24.2017	2	02.15.2020	124.5% of DI	Half-yearly	77,000	78,435	78,186
									1,006,545	1,388,364
Eletrobras
(13)	980/95	Copel DIS	12.22.1994	80	11.15.2018	8.0%	Quarterly	11	-	3
(13)	981/95	Copel DIS	12.22.1994	80	08.15.2019	8.0%	Quarterly	1,169	49	115
(13)	982/95	Copel DIS	12.22.1994	80	11.15.2019	8.0%	Quarterly	1,283	24	48
(13)	983/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	Quarterly	11	51	77
(13)	984/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	Quarterly	14	22	33
(13)	985/95	Copel DIS	12.22.1994	80	08.15.2021	8.0%	Quarterly	61	17	23
(14)	142/06	Copel DIS	05.11.2006	120	09.30.2018	5.0% + 1.0%	Monthly	74,340	-	2,730
(14)	206/07	Copel DIS	03.03.2008	120	08.30.2020	5.0% + 1.0%	Monthly	109,642	14,839	23,746
(14)	273/09	Copel DIS	02.18.2010	120	12.30.2022	5.0% + 1.0%	Monthly	63,944	6,577	8,222
									21,579	34,997
Caixa Econômica Federal
(14)	415.855-22/14	Copel DIS	03.31.2015	120	12.08.2026	6.0%	Monthly	16,984	15,298	5,087
(15)	3153-352	Copel DIS	11.01.2016	36	12.15.2021	5.5 % above TJLP	Quarterly	489	496	498
									15,794	5,585
Finep
(16)	21120105-00	Copel Tel	07.17.2012	81	10.15.2020	4.0%	Monthly	35,095	5,730	8,855
(16)	21120105-00	Copel Tel	07.17.2012	81	10.15.2020	3.5% + TR	Monthly	17,103	4,842	7,482
									10,572	16,337
BNDES
(17)	820989.1	Copel GeT	03.17.2009	179	01.15.2028	1.63% above TJLP	Monthly	169,500	107,326	118,370
(18)	1120952.1-A	Copel GeT	12.16.2011	168	04.15.2026	1.82% above TJLP	Monthly	42,433	23,098	26,078
(19)	1120952.1-B	Copel GeT	12.16.2011	168	04.15.2026	1.42% above TJLP	Monthly	2,290	1,246	1,407
(20)	1220768.1	Copel GeT	09.28.2012	192	07.15.2029	1.36% above TJLP	Monthly	73,122	50,908	55,357
(21)	13211061	Copel GeT	12.04.2013	192	10.15.2031	0% and 1.49% above TJLP	Monthly	1,041,155	841,871	871,022
(22)	13210331	Copel GeT	12.03.2013	168	08.15.2028	1.49% and 1.89% above TJLP	Monthly	17,644	12,659	13,878
(23)	15206041	Copel GeT	12.28.2015	168	06.15.2030	2.42% above TJLP	Monthly	34,265	23,984	25,899
(24)	15205921	Copel GeT	12.28.2015	168	12.15.2029	2.32% above TJLP	Monthly	21,584	14,518	15,734
(25)	18205101	Copel GeT	11.22.2018	192	06.15.2035	1.94% above TJLP	Monthly	194,000	158,659	-
(26)	14205611-A	Copel DIS	12.15.2014	72	01.15.2021	2.09% above TJLP	Annual	41,583	14,450	21,267
(26)	14205611-B	Copel DIS	12.15.2014	6	02.15.2021	2.09 above TR BNDES	Monthly	17,821	11,992	15,384
(27)	14205611-C	Copel DIS	12.15.2014	113	06.15.2024	6.0%	Monthly	78,921	43,097	50,949
(28)	14205611-D	Copel DIS	12.15.2014	57	02.15.2021	TJLP	Monthly	750	20	29
(29)	14.2.1271.1	Santa Maria	06.01.2015	192	08.15.2031	1.66% above TJLP	Monthly	59,462	48,125	51,578
(29)	14.2.1272.1	Santa Helena	06.01.2015	192	08.15.2031	1.66% above TJLP	Monthly	64,520	52,188	55,932
(30)	11211521	GE Farol	03.19.2012	192	06.15.2030	2.34% above TJLP	Monthly	54,100	45,158	48,741
(30)	11211531	GE Boa Vista	03.19.2012	192	06.15.2030	2.34% above TJLP	Monthly	40,050	33,385	36,034
(30)	11211541	GE S.B. do Norte	03.19.2012	192	06.15.2030	2.34% above TJLP	Monthly	90,900	75,715	81,723
(30)	11211551	GE Olho D'Água	03.19.2012	192	06.15.2030	2.34% above TJLP	Monthly	97,000	80,863	87,278
(31)	18204611	Cutia	10.25.2018	192	07.15.2035	2.04% above TJLP	Monthly	619,405	505,368	-
(32)	13212221 - A	Costa Oeste	12.03.2013	168	11.30.2028	1.95% + TJLP	Monthly	23,634	21,291	-
(33)	13212221 - B	Costa Oeste	12.03.2013	106	09.30.2023	3.5%	Monthly	9,086	3,789	-
(34)	14205851 - A	Marumbi	07.08.2014	168	06.30.2029	2.00% + TJLP	Monthly	33,460	27,134	-
(35)	14205851 - B	Marumbi	07.08.2014	106	04.30.2024	6.00%	Monthly	21,577	12,076	-
									2,208,920	1,576,660
(36)	Promissory notes	Copel GeT	05.12.2017	1	05.12.2019	117% of DI	Single installment	500,000	571,822	529,919

									571,822	529,919
Banco do Brasil
BNDES Transfer
(37)	21/02000-0	Copel GeT	04.16.2009	179	01.15.2028	2.13% above TJLP	Monthly	169,500	107,324	118,373
									107,324	118,373
Total local currency									3,942,556	3,670,235
									4,047,307	3,759,505
								Current	1,113,047	784,666
								Noncurrent	2,934,260	2,974,839

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Allocation:
(1) The restructuring of medium and long-term debt in connection w ith the financing received under Law No. 4,131/1962.
(2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) Working capital.
(13) National Program for Watering - Proni.
(14) Rural Electricity Program - Luz para Todos.
(15) Operation for the acquisition of machinery and/or equipment and IT and automation equipment.
(16) BEL project - ultra wide band intranet service (Ultra Wide Band - UWB).
(17) (37) Construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul.
(18) Implementation of transmission line between substations Foz do Iguaçu and Cascavel Oeste.
(19) Purchase of machinery and equipment for implementation of the transmission line described above.
(20) Implementation of Cavernoso II SHP.
(21) Implementation of HPP Colíder and associated transmission system.
(22) Implementation of the 230/138kV Cerquilho III Substation.
(23) Implementation of transmission line Assis – Paraguaçu Paulista II.
(24) Implementation of transmission lines Londrina – Figueira and Salto Osório – Foz do Chopim C2.
(25) Implementation of HPP Baixo Iguaçu and associated transmission system.
(26) Investment in preservation of businesses, improvements, operational support and general investments in expansion.
(27) National machinery and equipment accredited by BNDES.
(28) Implementation, expansion and consolidation of projects and Enterprises Social Investment Programs (ISE).
(29) (30) (31) Construction and implementation of wind generating plant.
(32) Implementation of Transmission Line 230 kV between SE Cascavel Oeste and SE Umuarama Sul and implementation of SE Umuarama Sul 230/138 kV
(33) Acquisition of domestic machinery and equipment for implementation of the aforementioned project.
(34) Implementation of Transmission Line 525 kV between SE Curitiba Leste and implementation of SE Curitiba Leste 525/230 kV
(35) Acquisition of domestic machinery and equipment for implementation of the aforementioned project.
(36) Payment of the first installment of debentures and cash enhancement of Copel Get.
Guarantees:
(1) Company’s centralized revenues account. Deposited Collateral (23.1).
(2) (3) Pledge until 360 days.
(2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (19) Credit assignment.
(13) (14) Own revenue, supported by power of attorney granted by a public instrument, and the issue of promissory notes and commercial duplicates equal to the number of installments falling due.
(15) Fiduciary assignment of trade notes.
(16) Withhold the amounts from the checking account in which revenues are deposited.
(17) (20) (37) Total revenue from the sale and/or transaction of CCEAR energy, related to the project, through Concession Agreement of Attachment of Revenues, Account Management and Other Covenants.

(18) (19) Fiduciary assignment of rights under the Concession Agreement No. 027/2009-ANEEL, Transmission Service Provision Contract No.
09/2010-ONS and contracts for use of Transmission System, signed by the ONS, the Dealerships and the Transmission System users, including the total income from the provision of transmission services.

(21) Fiduciary assignment of rights under the Concession Agreement No. 01/2011MME-HPP Colíder and fiduciary assignment due to the Purchase and Sale of Electricity (CCVEE) between Copel and BRF - Brasil Foods S.A.

(22) Fiduciary assignment of rights under the Public Service Concession Agreement for Electric Power Transmission No. 015/2010-ANEEL, signed between Copel and the Federal Government.
(23) Assignment of credit rights deriving from Concession Agreement No. 002/2013 - ANEEL.
(24) Assignment of credit rights deriving from Concession Agreement No. 022/2012 - ANEEL.

(25)  Fiduciary assignment, pursuant to paragraph 3 of article 66-B of Law 4,728, dated July 7, 1965, (i) of its share of the rights from the concession it holds as a result of the Concession Agreement of Use of Public Property for the generation of Electric Energy nº 02/2012-MME-UHE Baixo Iguaçu, of August 20, 2012.

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

(31) Pledge of shares; assignment of fiduciary receivables.
(32) (33) Fiduciary Assignment of the rights arising from the Concession Agreement 001/2012 and 100% of the shares seized in favor of the BNDES until the loan is discharged.
(34) (35) Fiduciary Assignment of the rights arising from the Concession Agreement 008/2012 and 100% of the shares seized in favor of the BNDES until the loan is discharged.
(36) Surety of Companhia Paranaense de Energia.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.1   Collateral and escrow deposits - STN

These are guarantees provided in the form of cash deposits, Par Bonds of R$ 52,717 (R$ 44,548 in 2017) and Discount Bonds in the amount of R$ 36,838 (R$ 31,117 in 2017), to be used to repay amounts of principal corresponding to STN contracts, when these payments are due on April 11, 2024. The amounts are updated by applying the weighted average percentage changes of United States Treasury Zero Coupon bond prices, by the share of each series of the instrument in the portfolio of collateral for principal, provided in the context of the Brazilian Financing Plan enacted in 1992.

22.2   Breakdown of borrowings by currency and index

		12.31.2018%		12.31.2017%
Foreign currency - change in currencies in the period (%)
U.S. Dollar	17.13	104,751	2.59	89,270	2.37
		104,751	2.59	89,270	2.37
Local currency - accumulated index in the period (%)
CDI	6.40	1,410,479	34.85	1,695,042	45.09
TJLP	7.03	2,245,786	55.49	1,629,198	43.34
TR	0.00	4,842	0.12	7,482	0.20
IPCA	3.75	11,992	0.30	15,384	0.41
Without indexer (annual fixed rate)	-	269,457	6.65	323,129	8.59
		3,942,556	97.41	3,670,235	97.63
		4,047,307	100.00	3,759,505	100.00

22.3   Maturity of non-current installments

12.31.2018	Foreign currency	Local currency	Total
2020	-	558,069	558,069
2021	-	503,246	503,246
2022	-	190,244	190,244
2023	-	188,586	188,586
2024	103,646	184,691	288,337
After 2024	-	1,205,778	1,205,778
	103,646	2,830,614	2,934,260

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.4   Changes in borrowings

	Foreign currency	Local currency	Total
Balance as of January 1, 2017	90,505	3,955,788	4,046,293
Funding	-	800,044	800,044
Charges	3,868	395,081	398,949
Monetary and exchange variations	(1,184)	18,623	17,439
Amortization - principal	-	(971,187)	(971,187)
Payment - charges	(3,919)	(528,114)	(532,033)
Balance as of December 31, 2017	89,270	3,670,235	3,759,505
Effect of acquisition of control of Costa Oeste and Marumbi	-	66,775	66,775
Funding	-	1,314,766	1,314,766
Charges	5,038	289,365	294,403
Monetary and exchange variations	15,161	11,936	27,097
Amortization - principal	-	(1,126,144)	(1,126,144)
Payment - charges	(4,718)	(284,377)	(289,095)
Balance as of December 31, 2018	104,751	3,942,556	4,047,307

22.5   Covenants

The Company and its subsidiaries signed borrowings agreements containing covenants that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company’s interest in the capital stock of subsidiaries that would represent change of control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and/or fines.

As of December 31, 2018, the Company is in  compliance with all covenants.

The financial covenants contained in the borrowings agreements are presented below:

Company	Contract	Annual financial index	Limit
Copel GeT	BNDES Finem nº 820989.1 - Mauá	EBITDA / Net financial results	≥ 1.3
Banco do Brasil nº 21/02000-0 - Mauá
	3rd issue of Promissory Notes	Consolidated net debt / Consolidated EBITDA	≤ 3.5
Copel DIS	BNDES Finem nº 14205611	Financial indebtedness / adjusted EBITIDA	≤ 4.0
Santa Maria	BNDES Finem nº 14212711	Debt service coverage ratio	≥ 1.3
Santa Helena	BNDES Finem nº 14212721
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1.3
GE Boa Vista S.A.	BNDES Finem nº 11211531
GE Farol S.A.	BNDES Finem nº 11211521
GE Olho D´Água S.A.	BNDES Finem nº 11211551
GE São Bento do Norte S.A.	BNDES Finem nº 11211541
Cutia	BNDES Finem nº 18204611	Debt service coverage ratio	≥ 1.2
Costa Oeste	BNDES Finem nº 14205851 - A	Debt service coverage ratio	≥ 1.3
Marumbi	BNDES Finem nº 14205851 - B	Debt service coverage ratio	≥ 1.3
Financing for businesses - Finem

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23      Debentures

		Issue	Number of	Maturity		Annual rate p.y.
Issue	Company	Date	installment	initial	final	(interest)	Principal	12.31.2018	12.31.2017
(1) 5th	Copel	05.13.2014	3	05.13.2017	05.13.2019	111.5% of DI	1,000,000	336,139	672,537
(2) 6th	Copel	06.28.2017	1	-	06.28.2019	117.0% of DI	520,000	585,540	542,944
(3) 7th	Copel	01.19.2018	2	01.19.2020	01.19.2021	119.0% of DI	600,000	616,401	-
(4) 1st	Copel GeT	05.15.2015	3	05.15.2018	05.15.2020	113.0% of DI	1,000,000	695,328	1,059,822
(5) 2nd	Copel GeT	07.13.2016	2	07.13.2018	07.13.2019	121.0% of DI	1,000,000	514,993	1,037,570
(6) 3rd	Copel GeT	10.20.2017	3	10.20.2020	10.20.2022	126.0% of DI	1,000,000	1,003,715	999,442
(7) 4th	Copel GeT	07.23.2018	3	07.23.2021	07.23.2023	126.0% of DI	1,000,000	1,017,858	-
(8) 5th	Copel GeT	09.25.2018	5	09.15.2021	09.15.2025	IPCA + 7.6475%	290,000	286,199	-
(9) 2nd	Copel DIS	10.27.2016	2	10.27.2018	10.27.2019	124.0% of DI	500,000	250,943	502,179
(10) 3rd	Copel DIS	10.20.2017	2	10.20.2021	10.20.2022	126.0% of DI	500,000	502,640	501,810
(11) 4th	Copel DIS	09.27.2018	3	09.27.2021	09.27.2023	DI + spread 2.70%	1,000,000	1,003,524	-
(12) 1st	Copel TEL	10.15.2015	5	10.15.2020	10.15.2024	IPCA + 7.9633%	160,000	186,783	184,506
(13) 2nd	Copel TEL	07.15.2017	1	-	07.15.2022	IPCA + 5.4329%	220,000	232,131	215,675
(14) 2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	TJLP + 2.02%	147,575	128,243	135,662
(15) 2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	IPCA + 9.87%	153,258	140,043	145,786
(16) 2nd	Elejor	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00%	203,000	-	30,370
(17) 1st	Compagás	12.16.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0%	66,626	-	19,214
(18) 2nd	Compagás	04.15.2016	54	07.15.2017	12.15.2021	TJLP/Selic + 2.17%	33,620	17,651	23,461
								7,518,131	6,070,978
							Current	2,184,881	1,632,062
							Noncurrent	5,333,250	4,438,916
(a) Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV e Ventos de Santo Uriel.
Characteristics:
(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (16) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476.
(14) Simple debentures, 1st serie, issued privately and not convertible into shares.
(15) Simple debentures, 2nd serie, issued privately and not convertible into shares.
(17) (18) Simple floating debentures, issued privately in a single series and not convertible into shares.
Finance charges:
(1) Half-yearly interest - May and November.
(2) Interest on the maturity of the agreement - June
(3) (7) (13) Half-yearly interest - January and July.
(4) Annual interest - May.
(5) Annual interest - July.
(6) (10) (12) Half-yearly interest - April and October.
(8) (11) Half-yearly interest - March and September.
(9) Annual interest - October.
(14) (15) (16) Monthly interest.
(17) (18) Quarterly interest - March, June, September and December.
Allocation:
(1) (2) (3) (4) (5) (6) (9) (10) Working capital or used to make investments in the issuer.
(7) Full early redemption of the 4th issue of the Company’s trade promissory notes and partial payment of the 1st amortization installment of the 2nd issue of debentures.
(8) Reimbursement of expenses related to the Construction Project of the Transmission Lines in: Araraquara II - Taubaté, Assis - Londrina and Foz do Chopim.
(11) Working capital and payment of the 1st installment of amortization of the 2nd issue of debentures.
(12) (13) Deployment, expansion and modernization of the telecommunication network.
(14) (15) Implementation of wind farms and associated transmission systems.
(16) Full settlement of the loan agreement with Copel.
(17) (18) Fund investment plan of the issuer.
Collaterals:
(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (16) Personal guarantee
(14) (15) Real and personal guarantee and pledge of Copel Geração e Transmissão's shares.
(17) (18) Floating
Guarantor:
(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) Copel.
(16) Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%.
(17) (18) Compagás.
Trustee:
(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (16) Pentágono S.A. DTVM.
(14) (15) None.
(17) (18) BNDES Participações S.A. - BNDESPAR.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.1   Maturity of non-current installments

12.31.2018
2020	995,390
2021	1,631,912
2022	1,588,014
2023	784,214
2024	128,112
After 2024	205,608
5,333,250

23.2   Changes in debentures

Balance as of January 1, 2017	4,790,809
Funding	2,242,521
Charges and monetary variations	575,468
Amortization - principal	(915,005)
Payment - charges	(622,815)
Balance as of December 31, 2017	6,070,978
Funding	2,890,283
Charges and monetary variations	549,539
Amortization - principal	(1,491,667)
Payment - charges	(501,002)
Balance as of December 31, 2018	7,518,131

23.3   Covenants

Copel and its subsidiaries issued debentures containing covenants that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company’s interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

As of December 31, 2018, the subsidiaries Nova Asa Branca I Energias Renováveis S.A., Nova Asa Branca II Energias Renováveis S.A., Nova Asa Branca III Energias Renováveis S.A., Nova Eurus IV Energias Renováveis S.A. and Ventos de Santo Uriel did not comply with the Debt Service Coverage Ratio - ICSD of 1.3, when calculating the rate without considering the value of the compensation to suppliers of goods (NE 32.6 – b). On December 28, 2018, the Company requested preventively and received a letter from BNDES, referring to AE/DEENE2 No. 101/2018, not declaring accelerated maturity of the debentures in 2018. Except for the foregoing, as of December 31, 2018, the Company is in compliance with all covenants.

The financial covenants contained in the debenture agreements are presented as follow:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Company	Contract	Annual financial index	Limit
Copel	5th issue de Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio	≤ 3.5 ≥ 1.5
6th issue de Debentures
7th issue de Debentures
Copel GeT	1st issue de Debentures
2nd issue de Debentures
3rd issue de Debentures
4th issue de Debentures
5th issue de Debentures
Copel DIS	2nd issue de Debentures
3rd issue de Debentures
4th issue de Debentures
Copel TEL	1st issue de Debentures
2nd issue de Debentures
Compagás	1st issue de Debentures	Net debt / EBITDA	≤ 3.5
	2nd issue de Debentures	General Indebtedness	≤ 0.7
Nova Asa Branca I	2nd issue de Debentures	Debt service coverage ratio	≥ 1.3
Nova Asa Branca II
Nova Asa Branca III
Nova Eurus IV
Ventos de Santo Uriel

24      Post-employment benefits

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

The benefits plan assets are measured at market values (mark-to-market).

The amount of the net assistance liability is recognized at the present value of the actuarial liability, less the fair value of the plan assets.

Under the projected credit unit method adopted, each year of service triggers an additional benefit unit, which are added up to determine the final liability.

Other actuarial assumptions are used, which take into account biometric and economic tables in addition to historical data from the benefits plans, obtained from the manager of these plans, Fundação Copel de Previdência e Assistência Social.

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized in other comprehensive income.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.1   Pension Plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual’s salary. This plan has been a closed plan for new participants since 1998.

The Plan III is a Variable Contribution plan – CV, being the only plan available for new participants.

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with IAS 19 and IFRIC 14. The economic and financial assumptions for purposes of the actuarial valuation are discussed with the independent actuaries and approved by management.

24.2   Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in “ProSaúde II” and “ProSaúde III” Plans’ regulations. Coverage includes periodic medical exams in both plans and is only extended to all retirees and pensioners for life in the “ProSaúde II” plan.

24.3   Balance sheet and statement of income

Amounts recognized in liabilities, under Post-employment Benefits, are summarized below:

	12.31.2018	12.31.2017
Pension plans	1,149	1,069
Healthcare plans	967,614	865,034
	968,763	866,103
Current	58,478	53,225
Noncurrent	910,285	812,878

Amounts recognized in the statement of income are shown below:

	12.31.2018	12.31.2017	12.31.2016
Employees
Pension plans	78,209	78,680	75,407
Healthcare plan - post employment	97,866	97,511	129,647
Healthcare plan - active employees	86,580	81,617	75,578
(-) Transfers to construction in progress	(20,630)	(21,901)	(22,268)
	242,025	235,907	258,364
Management
Pension plans	1,598	1,500	1,175
Healthcare plan	127	190	228
	1,725	1,690	1,403
	243,750	237,597	259,767

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.4    Changes in post-employment benefits

Total
Balance as of January 1, 2017	769,865
Appropriation of actuarial calculation	97,511
Pension and healthcare contributions	153,069
Adjustment related to actuarial gains (loss)	46,506
Amortizations	(200,848)
Balance as of December 31, 2017	866,103
Appropriation of actuarial calculation	97,900
Appropriation of pension and healthcare contributions	151,215
Adjustment related to actuarial gains (loss)	58,354
Amortizations	(204,809)
Balance as of December 31, 2018	968,763

24.5   Actuarial valuation in accordance with IAS 19

24.5.1     Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2018 and 2017 are shown below:

	2018		2017
	Real	Nominal	Real	Nominal
Economic
Inflation p.y.	-	4.00%	-	4.50%
Expected rate of discount/return p.y.
Unified Plan	4.60%	8.78%	5.11%	9.84%
Plan III	4.60%	8.78%	5.24%	9.97%
Assistance Plan	4.60%	8.78%	5.20%	9.94%
Salary growth
Salary growth Unified Plan p.y.	2.00%	6.08%	2.00%	6.59%
Salary growth Plan III p.y.	1.50%	5.56%	1.50%	6.07%
Demographic
Mortality Table		AT - 2000		AT - 2000
Mortality table of individuals with permanent disability		WINKLEVOSS		WINKLEVOSS
Table of new disability benefit vested		TASA 1927		TASA 1927

24.5.2     Number of participants and beneficiaries

	Social Security Plans
	Unified Plan		Plan III		Assistance Plan
	12.31.2018	12.31.2017	12.31.2018	12.31.2017	12.31.2018	12.31.2017
Number of active participants	33	37	8,180	8,540	7,427	8,172
Number of Inactive participants	4,368	4,435	3,843	3,509	8,174	7,703
Number of dependent people	-	-	-	-	22,472	23,081
Total	4,401	4,472	12,023	12,049	38,073	38,956

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.5.3     Life expectancy after the average age of participants - Annuity Table AT-2000 (in years)

	Unified Plan	Plan III
As of 12.31.2018
Retired participants	14.37	22.74
Pensioner participants	15.68	27.21
As of 12.31.2017
Retired participants	14.92	23.01
Pensioner participants	16.37	27.99

The average age of inactive participants of the healthcare and pension plans of the Company is 67.3 and 66.8 years, respectively.

24.5.4     Actuarial evaluation

Based on the review of the assumptions, the amounts of the Unified Plan and Plan III as of December 31, 2018, respectively, totaled a surplus of R$ 376,077 and R$ 32,732, while, as of December 31, 2017, the position was, respectively, R$ 481,678 and R$ 86,487. The current applicable legislation does not permit any significant reduction in contributions or reimbursements to the Company based on the current surplus in this plan. For this reason, the Company did not record assets on its December 31, 2018 balance sheet that reflect any such right to reduce contributions or refund surplus or other amounts.

	Unified Plan	Plan III	Assistance Plan	12.31.2018	12.31.2017
Total liabilities or partially covered	5,914,764	2,145,661	1,140,605	9,201,030	8,123,419
Fair value of the plan assets	(6,290,841)	(2,178,236)	(172,991)	(8,642,068)	(7,826,550)
Plan coverage status	(376,077)	(32,575)	967,614	558,962	296,869
Unrecognized asset	376,077	32,575	-	408,652	568,165
	-	-	967,614	967,614	865,034

The Company made adjustments to their assistance liabilities through the actuarial report issued on December 31, 2018, when an actuarial gain of R$ 58,354 was recorded in other comprehensive income, corresponding to an increase ascertained on that base date.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.5.5     Changes in actuarial liabilities

	Unified Plan	Plan III	Assistance Plan
Present value of net actuarial obligations as of January 1, 2016	4,174,885	1,170,528	756,282
Cost of services	203	10,174	44,942
Cost of interest	601,259	170,531	108,465
Benefits paid	(381,274)	(109,146)	(88,259)
Actuarial (gain) losses	556,005	323,034	112,484
Present value of net actuarial obligations as of December 31, 2016	4,951,078	1,565,121	933,914
Cost of services	329	10,502	9,225
Cost of interest	563,257	176,878	105,987
Benefits paid	(406,023)	(122,841)	(7)
Actuarial (gain) losses	244,253	104,908	(13,162)
Present value of net actuarial obligations as of December 31, 2017	5,352,894	1,734,568	1,035,957
Cost of services	589	9,604	11,633
Cost of interest	533,201	195,991	102,916
Benefits paid	(414,256)	(133,281)	(7)
Actuarial (gain) losses	442,336	338,779	(9,894)
Present value of net actuarial obligations as of December 31, 2018	5,914,764	2,145,661	1,140,605

24.5.6     Changes in actuarial assets

	Unified Plan	Plan III	Assistance Plan
Fair value of the Plan's assets as of January 1, 2016	4,487,550	1,162,969	162,630
Return estimated for assets	637,541	169,429	23,749
Contributions and distributions	25,724	10,174	-
Benefits paid	(381,274)	(109,146)	-
Actuarial gain (losses)	709,261	560,090	(21,078)
Fair value of the Plan's assets as of December 31, 2016	5,478,802	1,793,516	165,301
Return estimated for assets	546,699	202,691	23,934
Contributions and distributions	30,520	10,505	-
Benefits paid	(406,023)	(122,841)	-
Actuarial gain (losses)	184,574	(62,816)	(18,312)
Fair value of the Plan's assets as of December 31, 2017	5,834,572	1,821,055	170,923
Return estimated for assets	593,572	230,703	16,579
Contributions and distributions	24,011	9,184	-
Benefits paid	(414,256)	(133,281)	-
Actuarial gain (losses)	252,942	250,575	(14,511)
Fair value of the Plan's assets as of December 31, 2018	6,290,841	2,178,236	172,991

24.5.7     Estimated costs

The estimated net periodic plan costs (gains) for 2019 for each plan are shown below:

	Unified Plan	Plan III	Assistance Plan	2019
Cost of current service	560	4,098	14,306	18,964
Estimated cost of interest	477,731	128,060	106,004	711,795
Expected return on plan assets	(584,972)	(180,750)	(20,733)	(786,455)
Expected employee contributions	(213)	(2,049)	-	(2,262)
Costs (income or loss)	(106,894)	(50,641)	99,577	(57,958)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.5.8     Sensitivity Analysis

The following tables set out a sensitivity analysis, which shows the effect of a one percent increase or decrease in the assumed care costs, in the aggregate of the cost of service and cost of interest components and the accumulated post-employment benefit obligation.

.	Projected scenarios
	Increase by 1%	Decrease in 1%
Sensitivity of long-term interest rate
Impacts on the obligations of the pension	(382,458)	587,106
Impacts on the obligations of healthcare program	(182,573)	182,573
Sensitivity of growth rate of the medical costs
Impacts on the obligations of healthcare program	79,801	(74,557)
Impact on cost of service for the following financial year of healthcare program	982	(918)
Sensitivity of the service cost
Impacts on the obligations of the pension	(64)	98
Impacts on the obligations of healthcare program	(2,260)	2,260

24.5.9     Benefits payable

The estimated benefits to be paid by the Company in the next five years and the total benefits for the following fiscal years are shown below:

	Unified Plan	Plan III	Assistance Plan	Total
2019	354,069	148,236	47,519	549,824
2020	340,372	192,004	52,063	584,439
2021	326,924	198,083	51,821	576,828
2022	313,390	199,913	51,146	564,449
2023	300,346	198,714	49,950	549,010
2024 a 2048	3,072,612	3,110,140	645,610	6,828,362

24.5.10  Asset allocation and investment strategy

The asset allocation for the Company pension and healthcare plans at the end of 2018 and the allocation goal for 2019, by asset category, are shown below:

	Goal for 2019	2018
Fixed income	77.8%	87.8%
Variable income	5.7%	7.0%
Loans	2.0%	1.6%
Real estate	3.8%	1.6%
Investment structuring	8.1%	2.0%
Foreign investments	2.6%	0.0%
	100.0%	100.0%

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In addition, information on the allocation of assets of pension plans sponsored by the Company:

	Unified Plan		Plan III
	target (%)(*)	minimum (%)	target (%)	minimum (%)
Fixed income	91.0%	57.0%	60.0%	33.0%
Variable income	2.5%	1.0%	10.0%	7.0%
Loans	0.5%	0.0%	4.0%	1.0%
Real estate	3.0%	1.0%	5.0%	0.0%
Investment structuring	3.0%	0.0%	15.0%	0.0%
Foreign investments	0.0%	0.0%	6.0%	0.0%
(*) Target based on the total investment of each plan.
Management of Fundação Copel decided to keep a more conservative approach investing in variable income in relation to the allowed legal limit, which is 70%.

As of December 31, 2018 and 2017, the pension plan assets included the following securities issued by Copel:

	Social Security Plans
	Unified Plan		Plan III
	31.12.2018	31.12.2017	31.12.2018	31.12.2017
Debentures	-	-	4,166	6,729
Shares	5	-	13	-
	5	-	4,179	6,729

24.5.11  Additional information

The Company made contributions to Plan III (variable contribution plan) for all active employees at December 31, 2018 and 2017, in the amounts of R$ 77,797 and R$ 80,727, respectively.

25      Sectorial Charges Due

	12.31.2018	12.31.2017
Energy Development Account - CDE	73,549	121,912
Tariff flags	-	22,427
Global Reversal Reserve - RGR	6,323	5,686
	79,872	150,025

26      Research and Development and Energy Efficiency

In accordance with Law No. 9,991/2000 and supplementary regulations, concession operators and licensees of electric power generation and transmission are required to allocate annually the percentage of 1% of their net operating regulatory revenue to research and development of the electricity sector activities, and the electric power distribution concession operators must segregate this same percentage into the research and development and energy efficiency programs of the electricity sector.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26.1   Balances recognized for investment in Research and Development (R&D) activities and the Energy Efficiency Program (EEP)

	Amounts payable, before any related prepayments	Amounts payable to regulatory agencies	Other amounts payable
				12.31.2018	12.31.2017
Research and Development - R&D
National Fund for Scientific and Technological Development - FNDCT	-	4,725	-	4,725	5,232
Ministry of Mines and Energy - MME	-	2,361	-	2,361	2,616
R&D	129,159	-	198,467	327,626	316,121
	129,159	7,086	198,467	334,712	323,969
Energy efficiency program - EEP
National Program of Electricity Conservation - Procel	-	15,792	-	15,792	6,041
EEP	22,326	-	219,905	242,231	202,465
	22,326	15,792	219,905	258,023	208,506
	151,485	22,878	418,372	592,735	532,475
			Current	270,429	282,766
			Noncurrent	322,306	249,709

26.2   Changes in R&D and EEP balances

	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2017	4,603	2,302	294,088	4,932	177,964	483,889
Additions	29,956	14,978	29,956	8,500	34,000	117,390
Performance agreement	-	-	-	-	1,363	1,363
Selic interest rate (Note 33)	-	-	19,544	(128)	14,929	34,345
Payments	(29,327)	(14,664)	-	(7,263)	-	(51,254)
Concluded projects	-	-	(27,467)	-	(25,791)	(53,258)
Balance as of December 31, 2017	5,232	2,616	316,121	6,041	202,465	532,475
Effect of acquisition of control
of Costa Oeste and Marumbi	23	9	467	-	-	499
Additions	31,186	15,595	31,188	9,067	36,270	123,306
Performance agreement	-	-	-	-	2,063	2,063
Selic interest rate (Note 33)	-	-	12,627	684	12,096	25,407
Payments	(31,716)	(15,859)	-	-	-	(47,575)
Concluded projects	-	-	(32,777)	-	(10,663)	(43,440)
Balance as of December 31, 2018	4,725	2,361	327,626	15,792	242,231	592,735

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27      Accounts Payable Related to Concessions

					Discount	Annual
	Company	Grant	Signature	Closing	Rate	Adjustment	12.31.2018	12.31.2017
(1) HPP Mauá	Copel GeT	06.29.2007	07.03.2007	07.2042	5.65% p.y.	IPCA	16,709	16,384
(2) HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	23,864	23,188
(3) HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	7,412	6,977
(4) SHP Cavernoso	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	-	27
(5) HPP Apucaraninha	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	-	185
(6) HPP Chaminé	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	-	320
(7) HPP Derivação Rio Jordão	Copel GeT	07.11.2013	02.24.2014	02.2019	7.74% p.y.	IPCA	47	313
(8) HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	10.2036	11.00% p.y.	IGPM	536,131	507,560
							584,163	554,954
						Current	67,858	62,624
						Noncurrent	516,305	492,330
Discount rate in the calculation of the present value
Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.
Payment to the Union
Monthly Instalments equivalent to 1/12 of the annual adjusted payment, according to the concession contract.

27.1   Nominal value and present value of accounts payable related to concessions

	Nominal value	Present value
2019	68,001	67,858
2020	66,754	60,138
2021	66,754	54,296
2022	66,754	49,025
After 2022	1,027,917	352,846
	1,296,180	584,163

27.2   Changes in accounts payable related to concessions

Balance as of January 1, 2017	565,542
Additions	678
Adjust to present value	1,432
Monetary variations	53,173
Payments	(65,871)
Balance as of December 31, 2017	554,954
Additions	302
Adjust to present value	(114)
Monetary variations	93,386
Payments	(64,365)
Balance as of December 31, 2018	584,163

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28      Other Accounts Payable

	12.31.2018	12.31.2017
Customers (a)	70,713	33,380
Obligations to customers in gas sales operations	55,048	33,221
Investment acquisition	32,200	12,307
Public lighting rate collected	28,337	24,101
Aneel Order No. 084/2017 provision	24,314	22,132
Financial offset for the use of water resources	20,820	21,467
Fair value in the purchase and sale of power in the active market (NE nº 35.2.12)	11,007	-
Pledges in guarantee	10,026	8,837
Reimbursements to customer contributions	5,036	5,481
Other liabilities	51,523	33,328
	309,024	194,254
Current	192,070	121,405
Noncurrent	116,954	72,849

(a) Of the balance of Customers, R$32,639 refers to amounts transferred from the Federal Government to Copel, in accordance with ANEEL Directive Release No. 565/2018, for the reimbursement of consumers due to the exceeding amount collected from the Net Operating Revenue in the period from January 2010 to December 2012.

29      Provisions for Legal Claims and Contingent Liabilities

The Company is defendant in various judicial and administrative proceedings before different courts. Based on assessments made by the Company’s legal counsel, Management makes provisions for legal claims in which losses are rated probable, thus meeting the criteria for recognition of provisioning described in Note 4.11.

The Company’s Management believes that it is not practicable to provide information regarding the expected timing of any cash outflows resulting from these lawsuits in which the Company and its subsidiaries are involved, due to the slow pace and unpredictability of Brazilian legal, tax and regulatory systems, and since final resolution of the proceedings for which a provision has been registered depends on the conclusions of court proceedings. Therefore, this information is not being provided.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.1   Provision for tax and civil risks

29.1.1     Changes in provisions for legal claims rated as involving probable losses

		Income
		Provision		Construction
	Balances as of	for litigations		cost	Additions		Transfers/	Balances as of
	January 1, 2018	Additions	Reversals	Additions/(Rev.)	to assets	Discharges	Others	December 31, 2018
Tax
Cofins (a)	79,748	22,855	-	-	-	-	-	102,603
Others (b)	58,793	7,722	(26,695)	-	-	(6,325)	20,999	54,494
	138,541	30,577	(26,695)	-	-	(6,325)	20,999	157,097
Labors (c)	475,631	232,195	(2,400)	-	-	(92,644)	-	612,782
Employee benefits (d)	89,439	11,089	(10,062)	-	-	(5,267)	-	85,199
Civil
Civil and administrative claims (e)	527,613	119,633	(118,652)	-	-	(36,005)	345	492,934
Easements (f)	110,936	2,179	(305)	(4,600)	8,477	(1,474)	2,934	118,147
Expropriations and property (g)	95,627	156	(1,350)	4,032	18,168	(232)	-	116,401
Customers (h)	8,377	464	(1,469)	-	-	(2,163)	-	5,209
Environmental (i)	1,584	2,570	(562)	-	-	(61)	-	3,531
	744,137	125,002	(122,338)	(568)	26,645	(39,935)	3,279	736,222
Regulatory (j)	64,316	9,296	(139)	-	-	-	-	73,473
	1,512,064	408,159	(161,634)	(568)	26,645	(144,171)	24,278	1,664,773
Current	112,000						Current	-
Noncurrent	1,400,064						Noncurrent	1,664,773

		Income
	Balances as of	Provision for litigations		Construction cost				Balances as of
	January 1, 2017	Additions	Reversals	Additions	Additions to assets	Discharges	Transfers	December 31, 2017
Tax
Cofins (a)	93,892	8,888	(23,032)	-	-	-	-	79,748
Others (b)	142,985	21,890	(113,739)	-	-	(433)	8,090	58,793
	236,877	30,778	(136,771)	-	-	(433)	8,090	138,541
Labors (c)	458,901	122,992	(18,518)	-	-	(87,744)	-	475,631
Employee benefits (d)	42,366	61,765	(7,194)	-	-	(7,498)	-	89,439
Civil
Civil and administrative claims (e)	295,484	255,280	(3,240)	-	-	(28,074)	8,163	527,613
Easements (f)	99,380	4,593	-	4,503	2,641	(181)	-	110,936
Expropriations and property (g)	65,712	848	(701)	24,285	5,499	(16)	-	95,627
Customers (h)	5,228	3,884	(286)	-	-	(449)	-	8,377
Environmental (i)	1,432	960	(808)	-	-	-	-	1,584
	467,236	265,565	(5,035)	28,788	8,140	(28,720)	8,163	744,137
Regulatory (j)	67,958	1,648	(5,290)	-	-	-	-	64,316
	1,273,338	482,748	(172,808)	28,788	8,140	(124,395)	16,253	1,512,064
							Current	112,000
							Noncurrent	1,400,064

29.1.2     Description of nature and/or details of the principal lawsuits

a)    Contribution for Social Security Funding (COFINS)

Plaintiff: Federal Revenue of Brazil

Cofins payables and respective interest and fines from August 1995 to December 1996 due to the termination of a judicial decision that had recognized the Company’s exemption from Cofins.

Current status: awaiting judgment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

b)    Other tax provisions

Lawsuits relating to federal, state and municipal taxes, fees and other charges.

c)    Labor

Labor claims comprise claims filed by employees and former employees of Copel and its subsidiaries in connection with the payment of overtime differences, hazardous working conditions, transfer bonuses, salary equality/reclassification and other matters, and also claims by former employees of contractors and third- parties (secondary responsibility) involving indemnity and other matters.

d)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly-owned Controlled Companies against the Copel Foundation, which will have consequential impact on the Company and its wholly-owned subsidiaries, since additional contributions will be required.

e)    Civil and administrative claims

Lawsuits involving billing, irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network or vehicles.

The balance also contains amounts being discussed by arbitration under confidentiality, in the discovery phase, with no decision having been handed down to date.

The principal lawsuit is described below:

Plaintiff: Tradener Ltda.	Estimated amount: R$ 128,481

Class lawsuit No. 588/2006 has already been rendered final and unappeasable, and the ruling recognized as valid commissions payable by the Company to Tradener. In the civil public lawsuit No. 0000219- 78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, Tradener brought recovery lawsuits, seeking to receive its commissions.

Current status: Case record 0005990.22.2012.8.16.0004 - the Company was ordered to pay the amount of R$ 107,955, the restated amount by reference to the INPC/IBGE variation, from the maturity of the commissions, plus interest of 1% per month, as from the date of notification (October 31, 2012), as well as attorneys’ fees. The Company filed an appeal against this decision, however, on November 8, 2016, by majority voting, the Court dismissed the appeal. Copel filed an application for Clarification of Ruling, which was partially granted for the ruling obscurity to be dispelled, although without changing the result of the appeal. Copel filed a Special Appeal, which was dismissed. Copel filed an Appeal to the Higher Court of Justice, which is pending judgment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

f)     Easements

Lawsuits are filed challenging expropriation when there is a difference between the amount determined by Copel for payment and the amount claimed by the property owner and/or when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.).

Cases may also arise from intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.

g)    Expropriations and property

Lawsuits are filed challenging expropriation when there is a difference between the amount determined by Copel for payment and the amount claimed by the property owner and/or when the owner's documentation supporting title to the property may not be registered (in case probate proceedings are still in progress, properties have no registry number with the land registry, etc.).

Possessory lawsuits include those for repossession of property owned by the concession operator. Litigation arises when there is a need to repossess properties invaded or occupied by third parties in areas owned by the Company. Cases may also arise from intervention in third-party adverse possession, or owners or occupants of contiguous properties or even in cases of properties to preserve limits and boundaries of expropriated areas.

The main lawsuits are as follows:

Plaintiff: property owner	Estimated value: R$ 39,399

Expropriation lawsuit for construction of electric substation discussing the indemnity amount.

Current status: lawsuit awaiting judgment at higher court.

Plaintiff: property owner	Estimated value: R$ 22,449

Lawsuit for the expropriation of the area used for the reservoir of the Mauá Plant filed by Consórcio Energético Cruzeiro do Sul, in which Copel GeT participates with 51%, which discusses the indemnity amount of the property that is in a submerged part.

Current status: Lower court decision, motions to clarify were filed, which have not yet been judged.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

h)    Consumers

Lawsuits seeking compensation for damages caused in household appliances, industrial and commercial machines, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company.

i)     Environmental

Class lawsuits whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT.

They also include the Commitment Agreements (TAC), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies for noncompliance with any condition provided for by the Installation and Operating Licenses.

j)     Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The principal action is described below:

Plaintiffs: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Estimated amount: R$ 53.120

Copel, Copel GeT and Copel DIS are challenging lawsuits filed against ANEEL's decision No. 288/2002 involving these companies.

Current status: awaiting judgment.

29.2   Contingent liabilities

29.2.1     Classification of lawsuits rated as possible losses

Contingent liabilities are present obligations arising from past events for which no provisions are recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The following information concerns the nature of the Company’s contingent liabilities and potential losses arising therefrom:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	12.31.2018	12.31.2017
Tax (a)	568,512	858,082
Labor (b)	311,777	360,322
Employee benefits (c)	19,099	20,262
Civil (d)	1,286,466	1,091,122
Regulatory (e)	866,836	793,720
	3,052,690	3,123,508

29.2.2     Description of nature and/or details of the principal lawsuits

a)    Tax

Lawsuits relating to federal, state and municipal taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The main lawsuits are as follows:

Plaintiff: National Institute of Social Security (INSS)	Estimated amount: R$ 108,493

Tax requirements related to the social security contribution.

Current status: awaiting judgment in the Administrative Council of Tax Appeals - CARF.

Plaintiff: State Tax Authority (SEFAZ)	Estimated amount: R$ 78,402

Copel Distribution received tax deficiency notice 6.587.156-4 from the State of Paraná for allegedly failing to pay ICMS (VAT) tax on the ‘metered demand’ line in the electricity bills issued to a major consumer between May 2011 and December 2013.

The Company maintains its illegitimacy to appear in the taxable position of this tax assessment, since it was not included in the judicial proceeding, thus it cannot suffer the effects of the ruling rendered thereon, which would entail its illegitimacy to appear as liable taxpayer in tax deficiency notice 6.587.156-4.

Plaintiff: Copel	Estimated amount: R$ 76,475

Tax Requirement on Urban Territorial Property - IPTU on properties affected by the public electricity service. The case is pending judgment at first instance.

Plaintiff: City Hall	Estimated amount: R$ 55,735

City halls tax requirement as ISS in construction services provided by third parties. Current status: awaiting the decision on the appeal.

Plaintiff: Brazilian Federal Revenue Office	Estimated amount: R$ 116,086

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Requirement and administrative question related to federal taxes, mostly still pending management review.

b)    Labor

Labor claims comprise claims filed by employees and former employees of Copel and its subsidiaries in connection with the payment of overtime differences, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third- parties (secondary responsibility) involving indemnity and other matters.

c)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly-owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly-owned subsidiaries, since additional contributions will be required.

d)    Civil

Lawsuits involving billing, irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network or vehicles, easements of passage, expropriations, patrimonial and environmental.

The balance also contains amounts being discussed by arbitration under confidentiality, in the discovery phase, with no decision having been handed down to date.

The main lawsuits are as follows:

Plaintiff: Mineradora Tibagiana Ltda.	Estimated amount: R$ 172,583

Lawsuit claiming compensation for alleged losses when this mining company was involved in the construction of the Mauá plant by the Energético Cruzeiro do Sul consortium in which Copel GeT has a 51% stake. The action challenges the validity of the mining permit granted by Mineradora Tibagiana for the Mauá job site and the indemnifying effects arising therefrom.

Current status: action awaiting judgment by lower court.

Plaintiff: franchises of the Agency/Copel store	Estimated amount: R$ 44,717

Filing of two individual claims against Copel Distribuição regarding the franchise contracts of Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a sub concession, with transfer of the services provided and full pass-through of the fees, amongst other amounts, with related appeals currently awaiting trial.

Current status: awaiting judgment.

Plaintiff: Copel Distribuição	Estimated amount: R$ 78,277

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Department of Roads and Roadworks - DER issued a tax assessment notice to Copel Distribuição, as a consequence, the Company filed a lawsuit challenging DER’s Charge for Use or Occupancy of Highway Domain Range, since the Company understands that this charge is unconstitutional because it has a confiscatory nature. Currently, the process awaits decision on the production of expert evidence.

e)    Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The principal action is described below:

Plaintiff: Energia Sustentável do Brasil S.A. - ESBR	Estimated amount: R$ 729,609

ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the federal courts of Rondônia, the decision on which: (i) excludes liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution No. 1,732/2013, which recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the TRF of the 1st Region.

The practical outcome of the decision is that, by exempting ESBR, it exposed the distribution utilities with which it had concluded regulated power trading contracts (CCEARs), including Copel DIS, to the spot market and spot prices during the period. The reason is that electricity trading rules require that all electricity consumed be covered by a contract.

If the lawsuits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.

Current status: awaiting judgment.

30      Equity

30.1   Capital

Capital consists of common and preferred shares. Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares do not have voting rights and have two classes “A” and “B”.

According to Article 17 and following paragraphs of Federal Law No. 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

Class “A” preferred shares have priority in the reimbursement of capital and in the distribution of minimum dividends of 10% p.a. (non-cumulative), calculated based on the capital represented by this class of shares.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of dividends, calculated as 25% of adjusted profit or loss for the year, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Dividends for Class “B” have priority only over the common shares and are only paid out of the remaining profits payment of priority dividends of class “A” shares.

The paid-in share capital is R$ 7,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

	Number of shares in units
Shareholders	Common		Class "A” Preferred		Class “B” preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.26	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:	-	-	-	-	-	-		-
B3	19,186,634	13.23	76,763	23.36	69,782,600	54.39	89,045,997	32.54
NYSE	649,508	0.45	-	-	30,973,304	24.15	31,622,812	11.56
Latibex	-	-	-	-	208,846	0.16	208,846	0.08
Municipalities	178,393	0.12	9,326	2.84	3,471	-	191,190	0.07
Other shareholders	158,398	0.10	242,538	73.80	45,441	0.04	446,377	0.16
	145,031,080	100.00	328,627	100.00	128,295,668	100.00	273,655,375	100.00

30.2   Equity valuation adjustments

Fair values of fixed assets – deemed costs – were recognized on the first-time adoption of IFRS. The line item “Equity value adjustments” was the balancing item of this adjustment, net of deferred income tax and social contribution. The realization of such adjustments is recorded in the retained earnings line item, to the extent of the depreciation or possible disposal of the measured fixed assets.

Adjustments arising from the changes in fair value involving financial assets, as well as actuarial gains and losses, are also recorded in this line item.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Equity Valuation Adjustments	Accumulated Other Comprehensive Income	Total
As of January 1, 2016	1,051,044	126,328	1,177,372
Adjustments to financial assets available for sale
Financial investments	-	(2)	(2)
Equity interest investments	-	3,614	3,614
Taxes on adjustments	-	(1,229)	(1,229)
Adjustments related to actuarial liabilities
Post employment benefits	-	(88,906)	(88,906)
Taxes on adjustments	-	30,174	30,174
Post employment benefits - equity	-	(852)	(852)
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(154,102)	-	(154,102)
Taxes on the adjustments	52,395	-	52,395
Actuarial liabilities - investment realization	(19,933)	-	(19,933)
Attributed to non-controlling interest	-	(65)	(65)
As of December 31, 2016	929,404	69,062	998,466
Adjustments to financial assets available for sale
Financial investments	-	3	3
Taxes on adjustments	-	(1)	(1)
Equity interest investments	-	26,135	26,135
Taxes on adjustments	-	(8,887)	(8,887)
Adjustments related to actuarial liabilities
Post employment benefits	-	(46,506)	(46,506)
Taxes on adjustments	-	16,827	16,827
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(108,561)	-	(108,561)
Taxes on the adjustments	36,911	-	36,911
Gains on Investments in equity investments (Note 16.1)	-	(28,650)	(28,650)
Taxes on adjustments	-	9,741	9,741
Attributed to non-controlling interest	-	123	123
As of December 31, 2017	857,754	37,847	895,601
Adjustments related to actuarial liabilities
Post employment benefits	-	(58,354)	(58,354)
Taxes on adjustments	-	19,994	19,994
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(101,645)	-	(101,645)
Taxes on the adjustments	34,559	-	34,559
Reclassification by the adoption of IFRS 9			-
Equity interest investments	-	(4,391)	(4,391)
Attributed to non-controlling interest	-	(154)	(154)
As of December 31, 2018	790,668	(5,058)	785,610

30.3   Legal reserve and profit retention reserve

The amount of 5% of profit for the year is allocated to the legal reserve, before any other allocation, limited to 20% of capital.

The profit retention reserve is earmarked for covering the Company's investment program, according to Article 196 of Law No. 6,404/1976. It is funded by retaining the remaining profit or loss after setting up the legal reserve, interest on capital and dividends proposed.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.4   Proposed dividend distribution

	12.31.2018	12.31.2017	12.31.2016
Calculation of minimum mandatory dividend (25%) - (1)
Net income for the year	1,407,063	1,033,626	958,650
Legal Reserve (5%)	(70,353)	(51,681)	(47,933)
Realization of equity evaluation adjustment	67,086	71,650	101,707
Calculation basis for minimum mandatory dividends	1,403,796	1,053,595	1,012,424
	350,949	263,399	253,106

Total proposed distribution - (2) (3 + 5)	378,542	289,401	282,947

Interest on own capital, net - (3)	280,000	266,000	282,947
Tax on interest on own capital	(27,593)	(26,002)	(29,841)
Interest on own capital, net - (4)	252,407	239,998	253,106

Dividends proposed - (5)	98,542	23,401	-

Total proposed distribution, net - (6) (4 + 5)	350,949	263,399	253,106

Gross value of dividends per share:
Ordinary shares	1.31950	1.00801	0.98539
Class “A” preferred shares	2.89050	2.89050	2.89050
Class “B” preferred shares	1.45151	1.10883	1.08410

Gross amount of dividends per class of shares:
Ordinary shares	191,369	146,193	142,912
Class “A” preferred shares	950	950	949
Class “B” preferred shares	186,223	142,258	139,086

In accordance with the legal and statutory provisions in effect, the basis for calculating mandatory dividends is obtained from net income, less the quota allocated to the legal reserve. However, Management decided to add to the calculation basis the realization of the equity valuation adjustments, which is dealt with in IAS 16, 40 and IFRS 1, in order to void the effect of the increase in depreciation expense arising from the adoption accounting standards, as well as IAS 16 - Property, Plant and Equipment. This procedure reflects the Company's shareholder remuneration policy, which will be practiced during the realization of the entire reserve for equity valuation adjustments.

The distribution of the minimum mandatory dividend is included in Dividend payable in the Company’s financial statements at year-end.

The tax benefit of interest on capital is recorded in the statement of income upon its recognition in accounts payable.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.5   Earnings per share - basic and diluted

	12.31.2018	12.31.2017	12.31.2016
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:
Common shares	712,234	523,206	453,427
Class “A” preferred shares	1,775	1,304	1,197
Class “B” preferred shares	693,054	509,116	441,148
	1,407,063	1,033,626	895,772
Basic and diluted denominator
Weighted average of shares (in thousands):
Common shares	145,031,080	145,031,080	145,031,080
Class “A” preferred shares	328,627	328,627	348,531
Class “B” preferred shares	128,295,668	128,295,668	128,275,764
	273,655,375	273,655,375	273,655,375
Basic and diluted earnings per share attributable to shareholders of parent company
Common shares	4.91091	3.60754	3.12641
Class “A” preferred shares	5.40201	3.96830	3.43906
Class “B” preferred shares	5.40201	3.96830	3.43906

31         Net Operating Revenue

	Gross	PIS/Pasep		Sectorial	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.2)	(ISSQN)	12.31.2018
Electricity sales to final customers	10,104,045	(931,771)	(2,315,030)	(1,308,660)	-	5,548,584
Residential	3,262,212	(301,885)	(892,053)	(471,575)	-	1,596,699
Industrial	2,863,086	(261,692)	(486,614)	(260,416)	-	1,854,364
Trade, services and other activities	2,172,540	(201,047)	(625,123)	(313,744)	-	1,032,626
Rural	897,606	(83,064)	(71,665)	(131,494)	-	611,383
Public entities	263,827	(24,415)	(52,208)	(38,337)	-	148,867
Public lighting	279,767	(25,890)	(80,768)	(40,399)	-	132,710
Public service	365,007	(33,778)	(106,599)	(52,695)	-	171,935
Electricity sales to distributors	3,136,244	(318,368)	-	(51,960)	-	2,765,916
Bilateral contracts	2,002,077	(242,828)	-	(34,759)	-	1,724,490
Electric Energy Trade Chamber - CCEE	663,024	(23,448)	-	(11,511)	-	628,065
CCEAR (auction)	327,759	(39,753)	-	(5,690)	-	282,316
Interest (Note 10.3)	85,986	-	-	-	-	85,986
Quota system	57,398	(12,339)	-	-	-	45,059
Use of the main distribution and transmission grid	6,867,274	(657,679)	(1,643,593)	(1,096,942)	-	3,469,060
Residential	2,222,621	(209,406)	(624,777)	(371,351)	-	1,017,087
Industrial	1,179,534	(104,588)	(436,421)	(184,179)	-	454,346
Trade, services and other activities	1,416,111	(132,444)	(425,030)	(234,558)	-	624,079
Rural	363,296	(34,180)	(28,206)	(61,378)	-	239,532
Public entities	185,383	(17,466)	(35,497)	(31,146)	-	101,274
Public lighting	184,530	(17,386)	(53,502)	(30,814)	-	82,828
Public service	141,556	(13,337)	(40,160)	(23,647)	-	64,412
Free consumers	795,105	(74,912)	-	(135,166)	-	585,027
Basic network, BN connections, and connection grid	1,411	(133)	-	(240)	-	1,038
Operating and maintenance income - O&M	58,578	(25,526)	-	(11,536)	-	21,516
Interest income	319,149	(28,301)	-	(12,927)	-	277,921
Construction income	1,097,313	-	-	-	-	1,097,313
Fair value of assets from the indemnity for the concession	47,499	-	-	-	-	47,499
Telecommunications	512,540	(19,248)	(125,229)	-	(1,884)	366,179
Distribution of piped gas	753,222	(69,382)	(126,530)	-	(124)	557,186
Sectorial financial assets and liabilities result	985,344	(91,656)	-	-	-	893,688
Other operating revenue	222,329	(29,696)	-	-	(3,278)	189,355
Leasing and rent (31.1)	132,682	(17,722)	-	-	-	114,960
Income from rendering of services	59,280	(7,918)	-	-	(3,278)	48,084
Charged service	18,475	(2,468)	-	-	-	16,007
Other income	11,892	(1,588)	-	-	-	10,304
	23,725,810	(2,117,800)	(4,210,382)	(2,457,562)	(5,286)	14,934,780
CCEAR - Agreements for Power Trade on the Regulated Market

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Gross	PIS/Pasep		Sectorial	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.2)	(ISSQN)	12.31.2017
Electricity sales to final customers	8,689,516	(749,683)	(2,039,245)	(1,219,055)	-	4,681,533
Residential	2,829,626	(242,916)	(771,902)	(433,080)	-	1,381,728
Industrial	2,382,314	(208,226)	(433,088)	(252,531)	-	1,488,469
Trade, services and other activities	1,908,426	(163,834)	(548,328)	(291,798)	-	904,466
Rural	772,465	(66,314)	(75,137)	(119,645)	-	511,369
Public entities	236,719	(20,322)	(46,506)	(36,418)	-	133,473
Public lighting	244,381	(20,979)	(70,811)	(37,359)	-	115,232
Public service	315,585	(27,092)	(93,473)	(48,224)	-	146,796
Electricity sales to distributors	3,529,770	(300,003)	-	(53,413)	-	3,176,354
Bilateral contracts	1,947,862	(203,994)	-	(30,656)	-	1,713,212
Electric Energy Trade Chamber - CCEE	1,077,943	(45,889)	-	(16,966)	-	1,015,088
CCEAR (auction)	367,970	(38,537)	-	(5,791)	-	323,642
Interest (Note 10.3)	82,160	-	-	-	-	82,160
Quota system	53,835	(11,583)	-	-	-	42,252
Use of the main distribution and transmission grid	6,442,761	(588,290)	(1,488,323)	(748,207)	-	3,617,941
Residential	2,025,400	(189,915)	(572,269)	(252,691)	-	1,010,525
Industrial	1,076,613	(96,059)	(385,725)	(126,842)	-	467,987
Trade, services and other activities	1,310,903	(122,168)	(386,320)	(162,367)	-	640,048
Rural	342,195	(32,056)	(25,811)	(43,365)	-	240,963
Public entities	174,427	(16,355)	(33,384)	(21,922)	-	102,766
Public lighting	167,907	(15,744)	(48,668)	(20,935)	-	82,560
Public service	126,795	(11,889)	(36,146)	(15,816)	-	62,944
Free consumers	663,248	(62,190)	-	(84,633)	-	516,425
Basic network, BN connections, and connection grid	1,387	(130)	-	(177)	-	1,080
Operating and maintenance income - O&M	113,324	(16,733)	-	(7,793)	-	88,798
Interest income	440,562	(25,051)	-	(11,666)	-	403,845
Construction income	868,001	-	-	-	-	868,001
Fair value of assets from the indemnity for the concession	57,080	-	-	-	-	57,080
Telecommunications	426,773	(15,854)	(99,460)	-	(2,507)	308,952
Distribution of piped gas	621,992	(58,959)	(107,912)	-	(306)	454,815
Sectorial financial assets and liabilities result	767,040	(48,214)	-	-	-	718,826
Other operating revenue	171,356	(27,710)	-	-	(2,575)	141,071
Leasing and rent (31.1)	109,230	(10,956)	-	-	-	98,274
Income from rendering of services	30,247	(5,789)	-	-	(2,575)	21,883
Charged service	15,981	(5,758)	-	-	-	10,223
Other income	15,898	(5,207)	-	-	-	10,691
	21,574,289	(1,788,713)	(3,734,940)	(2,020,675)	(5,388)	14,024,573

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Gross	PIS/Pasep		Sectorial	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.2)	(ISSQN)	12.31.2016
Electricity sales to final customers	9,606,133	(884,681)	(2,426,940)	(1,063,007)	-	5,231,505
Residential	2,841,218	(298,659)	(790,401)	(380,973)	-	1,371,185
Industrial	3,029,411	(273,901)	(674,630)	(284,922)	-	1,795,958
Trade, services and other activities	2,130,228	(194,630)	(622,946)	(247,449)	-	1,065,203
Rural	815,079	(48,216)	(120,854)	(61,557)	-	584,452
Public entities	236,550	(21,881)	(48,148)	(27,986)	-	138,535
Public lighting	229,182	(21,199)	(66,481)	(26,962)	-	114,540
Public service	324,465	(26,195)	(103,480)	(33,155)	-	161,635
Electricity sales to distributors	2,963,349	(239,531)	-	(47,746)	-	2,676,072
Bilateral contracts	1,366,552	(134,439)	-	(23,361)	-	1,208,752
Electric Energy Trade Chamber - CCEE	753,392	(23,116)	-	(12,879)	-	717,397
CCEAR (auction)	673,154	(66,223)	-	(11,508)	-	595,423
Interest (Note 10.2)	96,783	-	-	-	-	96,783
Quota system	73,468	(15,753)	-	-	-	57,715
Use of the main distribution and transmission grid	6,974,829	(575,166)	(1,511,601)	(911,479)	-	3,976,583
Residential	2,060,305	(192,823)	(584,025)	(306,096)	-	977,361
Industrial	1,246,575	(112,443)	(391,804)	(177,993)	-	564,335
Trade, services and other activities	1,409,771	(131,352)	(402,233)	(208,471)	-	667,715
Rural	339,438	(31,752)	(15,451)	(51,196)	-	241,039
Public entities	168,823	(15,800)	(33,369)	(25,224)	-	94,430
Public lighting	167,255	(15,653)	(48,489)	(24,839)	-	78,274
Public service	125,928	(11,786)	(36,230)	(18,703)	-	59,209
Free consumers	398,024	(37,251)	-	(60,242)	-	300,531
Basic network, BN connections, and connection grid	1,494	(140)	-	(226)	-	1,128
Operating and maintenance income - O&M	151,984	(5,456)	-	(8,026)	-	138,502
Interest income (a)	905,232	(20,710)	-	(30,461)	-	854,061
Construction income	1,279,642	-	-	-	-	1,279,642
Fair value of assets from the indemnity for the concession	132,741	-	-	-	-	132,741
Telecommunications	357,361	(13,872)	(79,582)	-	(2,326)	261,581
Distribution of piped gas	647,579	(62,037)	(113,657)	-	-	471,885
Sectorial financial assets and liabilities result	(1,079,662)	-	-	-	-	(1,079,662)
Other operating revenue	179,820	(26,072)	-	-	(2,342)	151,406
Leasing and rent (31.1)	103,793	(15,049)	-	-	-	88,744
Income from rendering of services	32,575	(4,723)	-	-	(2,342)	25,510
Charged service	10,148	(1,471)	-	-	-	8,677
Other income	33,304	(4,829)	-	-	-	28,475
	21,061,792	(1,801,359)	(4,131,780)	(2,022,232)	(4,668)	13,101,753

(a) Of the total gross revenue from Interest income, R$809,639 refers to the gain on RBSE assets.

31.1   Leases and rentals

31.1.1     Revenues from leases and rentals

	12.31.2018	12.31.2017	12.31.2016
Equipment and framework	131,409	106,790	103,490
Facilities sharing	1,003	2,159	248
Real estate	270	281	55
	132,682	109,230	103,793

31.1.2     Receivables from non-cancelable leases

	Less than		Over	Total
	1 year	1 to 5 years	5 years	12.31.2018
Facilities sharing	1,142	5,710	16,811	23,663

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.2   Regulatory charges

	12.31.2018	12.31.2017	12.31.2016
Energy Development Account - "CDE " - Power distribution service concession (31.2.1)	1,840,283	1,415,738	1,634,017
Other charges - rate flags	423,098	420,027	203,671
Research and development and energy efficiency - R&D and EEP	123,306	117,390	100,039
Global Reversion Reserve - RGR quota	48,512	46,825	42,887
Energy Development Account - "CDE " - Power transmission concession	12,211	10,971	32,461
Inspection fee	10,152	9,723	9,157
	2,457,562	2,020,674	2,022,232

31.2.1     Energy Development Account - CDE

The CDE was created by Law 10,438/2002, amended by Law 12,783/2013 and, in order to meet its objectives, it has among its sources of funds, quotas paid by agents that negotiate energy with final consumers, in tariffs.

Currently, the Company makes payments for the “CDE USO” charge, intended to cover the CDE 's objectives set forth by law, and the annual quota of “CDE ENERGIA”, composed of:

a) Regulated Contracting Environment Account – “CONTA ACR”: the purpose of this account is to cover costs incurred by the distribution concession operators relating to involuntary spot market exposure and the costs of thermal power dispatching in 2014, linked to CCEAR in the modality due to the availability of electric energy.

b) “CDE ENERGIA”: destined to the return of the resources received by the distribution concession operators, from January 2013 to January 2014, to cover costs relating to involuntary spot market exposure and the hydrological risk of the plants contracted on a regime of quotas, and the costs of thermal power dispatching for reasons of energy security, in compliance with Decree 7,895/2013 and Decree 8,203/2014.

The annual quotas for each distributor are defined by ANEEL through resolutions enacted by it. The balance at December 31, 2018 is as follows:

Resolutions	Period	12.31.2018
"CDE USO"
Resolution No. 2,368/2018	January to August	594,972
Resolution No. 2,446/2018	September to December	445,075
(-) Preliminary injunctions	January to December	(2)
		1,040,045
"CONTA ACR"
Resolution No. 2,231/2017	January to December	557,981
		557,981
"CDE ENERGIA"
Resolution No. 2,202/2017	January to May	100,692
Resolution No. 2,358/2017	June to December	145,007
(-) Preliminary injunctions	January to December	(3,442)
		242,257
		1,840,283

102

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Preliminary injunctions

As a result of preliminary injunctions in favor of the Brazilian Association of Large Industrial Consumers and Free Consumers - Abrace, and of the National Association of Energy Consumers - Anace and other associates, which challenge at court the tariff components of CDE-Use and CDE-Electricity, ANEEL, through Resolutions 1,967/2015, 1,986/2015 and 2,083/2016, ratified the tariff calculation, deducting these charges from associates of those entities, as long as the preliminary injunctions granted in Judicial Proceedings are not overthrown. By Decree No. 1,576/2016, the associated distributors are assured of the right of non-transfer, deducting from the portion of CDE-Use and CDE-Electricity the amounts not collected.

The unbilled amounts resulting from these injunctions do not impact the distributor's result.

31.3   Copel DIS annual tariff adjustment

The annual tariff adjustment, which occurs between tariff reviews, is approved by ANEEL based on a formula defined in the concession agreement and on regulations established in Proret, which consider for unmanageable costs (Portion A) the variations incurred in the period and for manageable costs (Portion B) the IPCA variation, adjusted by applying the Factor X.

In 2018, ANEEL’s Resolution No. 2,402 of June 19, 2018, approved the result of Copel DIS Annual Tariff Review and authorized a 15.99% (5.85% in 2017) average rate increase to consumers, consisting of: 6.52% related to the inclusion of financial components; 0.31% from updating Portion B; 7.49% from adjusting Portion A; and 1.67% reflecting the withdrawal of the financial components from the previous tariff process.

This adjustment was fully applied to Copel DIS tariffs as from June 24, 2018.

32      Operating Costs and Expenses

			General and	Other
	Operational	Selling	administrative	operating
	costs	expenses	expenses	expenses, net	12.31.2018
Electricity purchased for resale (32.1)	(6,361,178)	-	-	-	(6,361,178)
Charge of the main distribution and transmission grid	(1,176,780)	-	-	-	(1,176,780)
Personnel and management (32.2)	(978,878)	(18,460)	(360,447)	-	(1,357,785)
Pension and healthcare plans (Note 24.3)	(176,102)	(2,447)	(65,201)	-	(243,750)
Materials and supplies	(68,920)	(655)	(12,182)	-	(81,757)
Materials and supplies for power electricity	(19,729)	-	-	-	(19,729)
Natural gas and supplies for gas business	(412,618)	-	-	-	(412,618)
Third-party services (32.3)	(392,869)	(23,266)	(156,092)	-	(572,227)
Depreciation and amortization	(709,575)	(15)	(26,015)	(13,574)	(749,179)
Credit losses, provisions and reversals (32.4)	18,920	(81,936)	-	(243,681)	(306,697)
Construction cost (32.5)	(1,052,208)	-	-	-	(1,052,208)
Other operating costs and expenses, net (32.6)	(171,751)	(21,930)	(103,597)	(45,435)	(342,713)
	(11,501,688)	(148,709)	(723,534)	(302,690)	(12,676,621)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

			General and	Other
	Operational	Selling	administrative	operating
	costs	expenses	expenses	expenses, net	12.31.2017
Electricity purchased for resale (32.1)	(6,165,450)	-	-	-	(6,165,450)
Charge of the main distribution and transmission grid	(712,030)	-	-	-	(712,030)
Personnel and management (32.2)	(984,011)	(20,435)	(338,898)	-	(1,343,344)
Pension and healthcare plans (Note 24.3)	(175,479)	(2,424)	(59,694)	-	(237,597)
Materials and supplies	(71,535)	(968)	(10,621)	-	(83,124)
Materials and supplies for power electricity	(97,360)	-	-	-	(97,360)
Natural gas and supplies for gas business	(309,542)	-	-	-	(309,542)
Third-party services (32.3)	(386,435)	(18,826)	(116,254)	-	(521,515)
Depreciation and amortization	(686,007)	(16)	(32,070)	(13,506)	(731,599)
Credit losses, provisions and reversals (32.4)	122,782	(90,478)	-	(397,843)	(365,539)
Construction cost (32.5)	(1,003,881)	-	-	-	(1,003,881)
Other operating costs and expenses, net (32.6)	(196,942)	(35,903)	(128,138)	(52,967)	(413,950)
	(10,665,890)	(169,050)	(685,675)	(464,316)	(11,984,931)

			General and	Other
	Operational	Selling	administrative	operating
	costs	expenses	expenses	expenses, net	12.31.2016
Electricity purchased for resale (32.1)	(4,685,604)	-	-	-	(4,685,604)
Charge of the main distribution and transmission grid	(866,243)	-	-	-	(866,243)
Personnel and management (32.2)	(976,027)	(17,314)	(311,077)	-	(1,304,418)
Pension and healthcare plans (Note 24.3)	(192,880)	(2,616)	(64,271)	-	(259,767)
Materials and supplies	(71,747)	(851)	(8,865)	-	(81,463)
Materials and supplies for power electricity	(33,352)	-	-	-	(33,352)
Natural gas and supplies for gas business	(325,413)	-	-	-	(325,413)
Third-party services (32.3)	(369,442)	(53,659)	(127,392)	-	(550,493)
Depreciation and amortization	(664,470)	(31)	(30,290)	(13,505)	(708,296)
Credit losses, provisions and reversals (32.4)	(567,112)	(184,610)	-	(16,974)	(768,696)
Construction cost (32.5)	(1,280,745)	-	-	-	(1,280,745)
Other operating costs and expenses, net (32.6)	(201,080)	8,633	(199,250)	(23,159)	(414,856)
	(10,234,115)	(250,448)	(741,145)	(53,638)	(11,279,346)

32.1   Energy purchased for resale

	12.31.2018	12.31.2017	12.31.2016
Purchase of Energy in the Regulated Environment - CCEAR	2,599,345	2,693,976	3,219,900
Electric Energy Trade Chamber - CCEE	1,850,021	1,766,091	535,656
Itaipu Binacional	1,272,177	1,117,957	1,089,804
Bilateral contracts	928,741	766,803	20,006
Program for incentive to alternative energy sources - Proinfa	228,295	217,646	242,910
Micro and mini generators and repurchase of customers	12,373	3,892	561
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(529,774)	(400,915)	(423,233)
	6,361,178	6,165,450	4,685,604

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.2   Personnel and Management

	12.31.2018	12.31.2017	12.31.2016
Personnel
Wages and salaries	794,966	806,119	801,789
Social charges on payroll	261,459	266,183	257,519
Meal assistance and education allowance	113,177	119,881	109,999
Provisions for profit sharing (a)	91,526	68,817	64,814
Voluntary retirement program	69,289	53,468	44,276
	1,330,417	1,314,468	1,278,397
Management
Wages and salaries	21,422	22,895	20,639
Social charges on payroll	5,695	5,635	5,136
Other expenses	251	346	246
	27,368	28,876	26,021
	1,357,785	1,343,344	1,304,418
(a) According to Federal Law No. 10,101/2000, State Decree No. 1,978/2007 and State Law No. 16,560/2010.

32.3   Third party services

	12.31.2018	12.31.2017	12.31.2016
Maintenance of electrical system	144,211	135,265	160,720
Communication, processing and transmission of data	115,397	94,230	61,317
Maintenance of facilities	91,872	95,176	90,451
Meter reading and bill delivery	43,968	49,647	49,462
Consulting and audit	41,615	21,589	41,396
Consumer service	34,502	29,789	21,000
Other services	100,662	95,819	126,147
	572,227	521,515	550,493

32.4   Credit losses, provisions and reversals

	12.31.2018	12.31.2017	12.31.2016
Provision for litigations	219,636	386,373	(21,408)
Impairment of assets
Accounts receivable related to the concession compensation (Note 11.1)	(4,758)	(1,117)	75
Credits on sales and purchases of gas	-	(123,586)	87,479
Property, plant and equipment (Note 18.7)	(14,162)	1,921	494,023
Expected credit losses (Trade accounts and Other current receivables)	96,202	90,478	184,610
Tax credits estimated losses	9,779	11,470	23,917
	306,697	365,539	768,696

32.5   Construction costs

	12.31.2018	12.31.2017	12.31.2016
Materials and supplies	507,899	387,278	588,414
Third party services	400,680	437,788	495,309
Personnel	124,469	143,266	135,272
Others	19,160	35,549	61,750
	1,052,208	1,003,881	1,280,745

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.6   Other operating costs and expenses, net

	12.31.2018	12.31.2017	12.31.2016
Losses in the decommissioning and disposal of assets	106,675	58,569	43,496
Financial offset for the use of water resources	105,310	110,971	183,014
Taxes	84,492	87,759	29,443
Leasing and rent (32.6.1)	40,016	32,037	35,453
Compensation	30,949	45,712	89,531
Advertising and publicity	22,135	27,768	37,451
Losses in business combination (Note 1.2.3)	3,769	-	-
Gain (loss) on sale of investments (a)	(8,174)	(28,650)	-
Results of the change in the investment valuation method	-	-	(52,107)
Other net income, costs and expenses (b)	(42,459)	79,784	48,575
	342,713	413,950	414,856

(a) In 2018, the gain on the sale of the associated company Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. was R$ 11,000  and the loss on the disposal of the jointly-owned subsidiary Transmissora Sul Brasileira de Energia S.A.  was R$ 2,826 (Note 1.2). In 2017, the gain on the disposal of the shares of Companhia de Saneamento do Paraná – Sanepar was R$ 28,650.

(b) This balance of 2018 includes the revenue of R$ 72,068 related to the reimbursement with suppliers of assets of windfarms of the Brisa Complex.

32.6.1     Leases and rentals

	12.31.2018	12.31.2017	12.31.2016
Real estate	29,216	29,749	29,911
Others	12,237	3,588	6,919
(-) PIS and Cofins credits	(1,437)	(1,300)	(1,377)
	40,016	32,037	35,453

32.6.2     Commitments from leases and rents

	Less than		Over	Total
	1 year	1 to 5 years	5 years	12.31.2018
Real Estate	26,457	66,886	178,550	271,893
Vehicles	17,003	50,241	-	67,244
Equipments	773	2,900	-	3,673
	44,233	120,027	178,550	342,810

The balance includes land lease values for which, after the start-up of the project, payments are variable, applying a percentage of the gross revenue less the deductions foreseen in the contract (taxes, fees and contributions).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33      Financial Results

	12.31.2018	12.31.2017	12.31.2016
Financial income
Arrears charges on bills	226,050	191,554	221,673
Interest and monetary variation of CRC transfer (Note 8.1)	214,627	141,923	194,153
Return on financial investments	98,841	114,523	196,247
Recognition of tax credit (33.1)	55,096	-	-
Remuneration of net sectorial assets and liabilities (Note 9.2)	43,966	20,493	27,734
Monetary variation over the Itaipu power purchase	24,658	17,777	39,283
Monetary variation and adjust to present value of accounts
payable related to the concession (Note 27.2)	1,047	10,813	1,116
Other financial income	149,630	202,227	223,730
	813,915	699,310	903,936
( - ) Financial expenses
Monetary and cambial variation and debt charges	871,397	993,970	1,072,875
Monetary variation and adjust to present value of accounts
payable related to the concession (Note 27.2)	94,319	65,418	90,480
Monetary variation over the Itaipu power purchase	50,203	12,264	20,597
Interest and monetary variation of CRC transfer (Note 8.1)	25,830	51,211	5,235
Interest on R&D and EEP (Note 26.2)	25,407	34,345	41,781
Remuneration of net sectorial assets and liabilities (Note 9.2)	23,747	29,622	13,947
PIS/Pasep/Cofins taxes on interest on capital	13,636	45,196	40,607
Other financial expenses	147,426	215,724	213,070
	1,251,965	1,447,750	1,498,592
Net	(438,050)	(748,440)	(594,656)

33.1   Recognition of tax credit

On February 14, 2018 the Federal Revenue of Brazil recognized tax credit for the restated amount of R$ 80,225 in favor of the Company, regarding the disputed tax levy on Pasep from July 1988 to July 1995, in connection with the effects of Federal Senate Resolution 49, of October 9, 1995, which suspended the effects of Decree-Laws 2,445/1988 and 2,449/1988, deemed to be unconstitutional by the Federal Supreme Court. From the total amount recognized, R$ 55,096 were recorded in finance income and R$ 25,129 in other operating income.

34      Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Parent Company and subsidiaries and by key strategic decision-makers responsible for allocating funds and assessing performance.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.1   Products and services from which we generate revenues from the reportable segments

The Company operates in reportable segments identified by Management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In 2018 and 2017, all sales have been to customers within the Brazilian territory, in addition, all non-current assets are also located in national territory.

The Company did not identify any customer who individually accounts for more than 10% of their total net revenues in 2018.

The Company evaluates the performance of each segment based on information derived from the accounting records.

The accounting policies of the operating segments are the same as those described in Note 4.

34.2   The Company’s reportable segments

The reportable segments of the Company, in accordance with IFRS 8, are:

Power generation and transmission (GET) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects (GER) and the transmission and transformation of the power generated by the Company, and the construction, operation and maintenance of all power transmission substations and lines (TRA); for managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is shown separately;

Power distribution (DIS) - this segment comprises the distribution of electric energy, the operation and maintenance of the distribution infrastructure and related services;

Telecommunications (TEL) - this segment comprises telecommunications and general communications services;

GAS - this segment comprises the public service of piped natural gas distribution.;

Power sale (COM) - this segment comprises the sale of electric energy and related services; and

Holding Company (HOL) - this segment comprises participation in other companies.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.3   Assets by reportable segment

ASSETS	Electric Energy		TEL	GAS	COM	HOL	Intersegment operations	Total
12.31.2018	GET	DIS
TOTAL ASSETS	18,573,953	12,331,603	1,264,748	675,286	227,287	3,359,407	(502,184)	35,930,100
CURRENT ASSETS	1,722,519	3,971,915	88,239	204,725	181,077	1,214,523	(705,152)	6,677,846
NON-CURRENT ASSETS	16,851,434	8,359,688	1,176,509	470,561	46,210	2,144,884	202,968	29,252,254
Long term assets	4,660,867	2,968,282	88,798	466,942	43,564	1,950,280	(164,473)	10,014,260
Investments	2,212,271	1,343	-	-	2,442	152,178	-	2,368,234
Property, plant and equipment	9,728,872	-	1,071,489	-	51	40,251	-	10,840,663
Intangible assets	249,424	5,390,063	16,222	3,619	153	2,175	367,441	6,029,097

ASSETS	Electric Energy		TEL	GAS	COM	HOL	Intersegment operations	Total
12.31.2017	GET	DIS
TOTAL ASSETS	17,110,518	11,529,588	1,054,741	632,910	208,369	3,211,162	(584,911)	33,162,377
CURRENT ASSETS	1,461,512	3,609,663	102,002	151,966	187,966	1,035,545	(846,820)	5,701,834
NON-CURRENT ASSETS	15,649,006	7,919,925	952,739	480,944	20,403	2,175,617	261,909	27,460,543
Long term assets	4,037,312	2,167,690	69,543	437,056	17,703	2,019,192	(140,870)	8,607,626
Investments	2,424,081	1,362	-	-	2,457	115,765	26,978	2,570,643
Property, plant and equipment	8,924,508	-	866,489	-	57	38,396	-	9,829,450
Intangible assets	263,105	5,750,873	16,707	43,888	186	2,264	375,801	6,452,824

34.4   Statement of income by reportable segment

STATEMENT OF INCOME	Electric Energy			TEL	GAS	COM	HOL	Intersegment operations	Total
	GET
12.31.2018	GER	TRA	DIS
NET OPERATING REVENUES	3,007,565	904,826	9,972,442	421,408	588,532	1,341,162	-	(1,301,155)	14,934,780
Net operating revenues - third-parties	2,116,875	680,567	9,932,267	364,741	582,895	1,341,162	-	(83,727)	14,934,780
Net operating revenues - between segments	890,690	224,259	40,175	56,667	5,637	-	-	(1,217,428)	-
OPERATING COSTS AND EXPENSES	(1,619,431)	(561,850)	(9,474,473)	(369,201)	(515,594)	(1,354,578)	(57,993)	1,276,499	(12,676,621)
Energy purchased for resale	(417,918)	-	(5,577,719)	-	-	(1,338,473)	-	972,932	(6,361,178)
Charges for use of the main transmission grid	(408,347)	-	(1,012,062)	-	-	-	-	243,629	(1,176,780)
Personnel and management	(214,855)	(147,139)	(837,728)	(92,472)	(34,896)	(13,734)	(16,961)	-	(1,357,785)
Pension and healthcare plans	(36,379)	(25,884)	(159,842)	(13,892)	(3,881)	(1,507)	(2,365)	-	(243,750)
Materials and supplies	(11,637)	(5,054)	(60,379)	(1,763)	(2,110)	(65)	(749)	-	(81,757)
Raw materials and supplies for generation	(25,367)	-	-	-	-	-	-	5,638	(19,729)
Natural gas and supplies for gas business	-	-	-	-	(412,618)	-	-	-	(412,618)
Third party services	(119,668)	(33,489)	(339,399)	(91,127)	(17,034)	(1,700)	(32,311)	62,501	(572,227)
Depreciation and amortization	(353,916)	(11,386)	(301,581)	(58,209)	(22,759)	(16)	(1,312)	-	(749,179)
Provision (reversal) for litigations	18,059	7,879	(222,057)	(12,844)	(154)	9	(10,528)	-	(219,636)
Impairment of assets	22,312	-	-	-	-	-	1,648	(5,040)	18,920
Other estimated losses, provisions and reversals	55,457	(49,486)	(77,985)	(12,749)	(6,017)	(935)	(14,266)	-	(105,981)
Construction cost	-	(277,259)	(741,855)	-	(13,478)	-	-	(19,616)	(1,052,208)
Other operating costs and expenses, net	(127,172)	(20,032)	(143,866)	(86,145)	(2,647)	1,843	18,851	16,455	(342,713)
EQUITY IN EARNINGS OF INVESTEES	5,514	123,676	-	-	-	(15)	6,713	-	135,888
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	1,393,648	466,652	497,969	52,207	72,938	(13,431)	(51,280)	(24,656)	2,394,047
Financial income	119,196	29,163	335,377	16,808	29,454	6,065	305,344	(27,492)	813,915
Financial expenses	(517,832)	(136,455)	(308,319)	(41,713)	(31,865)	(104)	(243,169)	27,492	(1,251,965)
OPERATING PROFIT (LOSS)	995,012	359,360	525,027	27,302	70,527	(7,470)	10,895	(24,656)	1,955,997
Income tax and social contribution	(327,598)	(75,361)	(148,244)	(2,853)	(10,909)	2,632	41,957	8,383	(511,993)
NET INCOME (LOSS)	667,414	283,999	376,783	24,449	59,618	(4,838)	52,852	(16,273)	1,444,004

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME	Electric Energy			TEL	GAS	COM	HOL	Intersegment operations	Total
	GET
12.31.2017	GER	TRA	DIS
NET OPERATING REVENUES	3,176,811	819,623	9,358,664	380,550	515,563	664,495	-	(891,133)	14,024,573
Net operating revenues - third-parties	2,851,644	640,199	9,324,633	306,473	510,010	664,495	-	(272,881)	14,024,573
Net operating revenues - between segments	325,167	179,424	34,031	74,077	5,553	-	-	(618,252)	-
OPERATING COSTS AND EXPENSES	(1,868,390)	(546,510)	(9,071,359)	(286,363)	(309,213)	(654,445)	(139,784)	891,133	(11,984,931)
Energy purchased for resale	(390,019)	-	(5,717,970)	-	-	(654,026)	-	596,565	(6,165,450)
Charges for use of the main transmission grid	(352,958)	-	(554,805)	-	-	-	-	195,733	(712,030)
Personnel and management	(218,456)	(122,515)	(822,963)	(107,874)	(35,761)	(12,993)	(22,782)	-	(1,343,344)
Pension and healthcare plans	(38,782)	(22,733)	(154,285)	(14,800)	(3,577)	(1,415)	(2,005)	-	(237,597)
Materials and supplies	(12,463)	(4,732)	(60,320)	(2,978)	(1,936)	(27)	(668)	-	(83,124)
Raw materials and supplies for generation	(102,719)	-	-	-	-	-	-	5,359	(97,360)
Natural gas and supplies for gas business	-	-	-	-	(309,542)	-	-	-	(309,542)
Third party services	(120,993)	(24,609)	(347,393)	(67,612)	(22,670)	(1,280)	(15,089)	78,131	(521,515)
Depreciation and amortization	(368,987)	(7,201)	(285,835)	(39,553)	(28,753)	(9)	(1,261)	-	(731,599)
Provision (reversal) for litigations	(39,733)	(81,210)	(168,600)	(3,648)	854	(156)	(93,880)	-	(386,373)
Impairment of assets	3,886	-	-	-	123,586	-	(4,690)	-	122,782
Other estimated losses, provisions and reversals	(9,397)	1,107	(83,916)	(8,309)	(1,433)	-	-	-	(101,948)
Construction cost	-	(272,216)	(717,351)	-	(14,314)	-	-	-	(1,003,881)
Other operating costs and expenses, net	(217,769)	(12,401)	(157,921)	(41,589)	(15,667)	15,461	591	15,345	(413,950)
EQUITY IN EARNINGS OF INVESTEES	(5,777)	93,145	-	-	-	(564)	14,935	-	101,739
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	1,302,644	366,258	287,305	94,187	206,350	9,486	(124,849)	-	2,141,381
Financial income	73,433	13,313	380,597	11,828	38,821	6,515	186,660	(11,857)	699,310
Financial expenses	(565,837)	(123,707)	(343,540)	(30,691)	(64,433)	(322)	(331,077)	11,857	(1,447,750)
OPERATING PROFIT (LOSS)	810,240	255,864	324,362	75,324	180,738	15,679	(269,266)	-	1,392,941
Income tax and social contribution	(191,899)	(30,515)	22,893	(21,272)	(66,785)	(2,638)	15,530	-	(274,686)
NET INCOME (LOSS)	618,341	225,349	347,255	54,052	113,953	13,041	(253,736)	-	1,118,255

STATEMENT OF INCOME	Electric Energy			TEL	GAS	HOL	Intersegment operations	Total
	GET
12.31.2016	GER	TRA	DIS
NET OPERATING REVENUES	2,927,680	1,491,547	8,344,765	325,115	542,822	6,238	(536,414)	13,101,753
Net operating revenues - third-parties	2,618,869	1,406,335	8,313,141	258,794	498,376	6,238	-	13,101,753
Net operating revenues - between segments	308,811	85,212	31,624	66,321	44,446	-	(536,414)	-
OPERATING COSTS AND EXPENSES	(2,032,767)	(605,202)	(8,502,377)	(241,848)	(534,817)	101,251	536,414	(11,279,346)
Energy purchased for resale	(92,050)	-	(4,893,230)	-	-	(9,119)	308,795	(4,685,604)
Charges for use of the main transmission grid	(322,849)	-	(642,753)	-	-	-	99,359	(866,243)
Personnel and management	(208,887)	(116,966)	(804,974)	(101,397)	(32,765)	(39,429)	-	(1,304,418)
Pension and healthcare plans	(43,251)	(24,171)	(163,329)	(18,827)	(3,596)	(6,593)	-	(259,767)
Materials and supplies	(12,768)	(5,017)	(59,178)	(2,044)	(1,768)	(688)	-	(81,463)
Raw materials and supplies for generation	(77,797)	-	-	-	-	-	44,445	(33,352)
Natural gas and supplies for gas business	-	-	-	-	(325,413)	-	-	(325,413)
Third party services	(157,602)	(24,030)	(348,479)	(46,552)	(20,082)	(26,755)	73,007	(550,493)
Depreciation and amortization	(369,352)	(3,697)	(274,180)	(34,645)	(25,251)	(1,171)	-	(708,296)
Provision (reversal) for litigations	(1,086)	(9,234)	(128,899)	(4,653)	(1,036)	166,316	-	21,408
Impairment of assets	(494,098)	-	-	-	(87,479)	-	-	(581,577)
Other estimated losses, provisions and reversals	(30,700)	(975)	(171,045)	(2,598)	(3,209)	-	-	(208,527)
Construction cost	-	(406,345)	(849,275)	-	(25,125)	-	-	(1,280,745)
Other operating costs and expenses, net	(222,327)	(14,767)	(167,035)	(31,132)	(9,093)	18,690	10,808	(414,856)
EQUITY IN EARNINGS OF INVESTEES	(55,284)	117,970	-	-	-	103,725	-	166,411
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	894,913	1,004,315	(157,612)	83,267	8,005	211,214	-	2,044,102
Financial income	130,077	21,339	396,880	13,489	13,551	331,646	(3,046)	903,936
Financial expenses	(617,341)	(108,538)	(401,863)	(23,100)	(14,973)	(335,823)	3,046	(1,498,592)
OPERATING PROFIT (LOSS)	407,649	917,116	(162,595)	73,656	6,583	207,037	-	1,449,446
Income tax and social contribution	(205,027)	(220,512)	(17,851)	(15,324)	(1,632)	(59,344)	-	(519,690)
NET INCOME (LOSS)	202,622	696,604	(180,446)	58,332	4,951	147,693	-	929,756

34.5   Additions to non-current assets by reportable segment

	Electric Energy		TEL	GAS	COM	HOL	Total
12.31.2018	GET	DIS
Contract Assets	-	797,832	-	15,618	-	-	813,450
Property, plant and equipment	1,160,967	-	308,242	-	4	267	1,469,480
Intangible assets	6,351	-	1,235	-	-	3	7,589

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Electric Energy		TEL	GAS	COM	HOL	Total
12.31.2017	GET	DIS
Property, plant and equipment	1,077,088	-	238,944	-	7	376	1,316,415
Intangible assets	3,996	757,709	2,200	13,745	101	635	778,386

	Electric Energy		TEL	GAS	HOL	Total
12.31.2016	GET	DIS
Property, plant and equipment	619,964	-	187,313	-	556	807,833
Intangible assets	3,207	892,693	6,447	25,847	533	928,727

35      Financial Instruments

35.1   Categories and determination of fair value of financial instruments

				12.31.2018	12.31.2017
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents (a)	5	1	1,948,409	1,948,409	1,040,075	1,040,075
Bonds and securities (b)	6	1	696	696	687	687
Bonds and securities (b)	6	2	343,600	343,600	218,976	218,976
Accounts receivable related to the distribution concession (c)	10.1 e 10.2	3	1,105,282	1,105,282	987,874	987,874
Accounts receivable related to the transmission concession (c)	10.4	1	-	-	99,969	99,969
Accounts receivable related to the concession compensation (d)	10.6	3	65,811	65,811	68,859	68,859
Other temporary investments (e)		1	11,557	11,557	8,958	8,958
Other temporary investments (e)		2	7,954	7,954	9,769	9,769
			3,483,309	3,483,309	2,435,167	2,435,167
Amortized cost
Pledges and restricted deposits linked (a)		1	203	203	59,372	59,372
Collaterals and escrow accounts STN (f)	22.1	2	89,555	76,524	75,665	57,188
Trade accounts receivable (a)	7	1	3,107,006	3,107,006	2,994,322	2,994,322
CRC Transferred to the State Government of Paraná (g)	8	2	1,445,042	1,546,469	1,516,362	1,620,212
Sectorial financial assets (a)	9	1	678,819	678,819	343,218	343,218
Accounts receivable related to the transmission concession (c)	10.4	1	-	-	1,397,430	1,397,430
Accounts receivable related to the concession - RBSE (c)	10.5	1	753,826	753,826	1,418,370	1,418,370
Accounts receivable related to the concession - bonus from the grant (h)	10.3	2	625,772	714,880	606,479	694,463
State of Paraná - Government Programs (a)	15.1	1	-	-	130,417	130,417
			6,700,223	6,877,727	8,541,635	8,714,992
Total financial assets			10,183,532	10,361,036	10,976,802	11,150,159
Financial liabilities
Amortized cost
Sectorial financial liabilities (a)	9	1	96,531	96,531	283,519	283,519
Ordinary financing of taxes with the federal tax authorities (f)	13.3	2	86,632	84,383	148,845	142,702
Special Tax Regularization Program - Pert (f)	13.3	2	518,442	469,304	533,671	431,036
Suppliers (a)	21	1	1,469,199	1,469,199	1,727,046	1,727,046
Loans and financing (f)	22	2	4,047,307	4,012,621	3,759,505	3,569,856
Debentures (i)	23	1	7,518,131	7,518,133	6,070,978	6,070,978
Payable related to concession (j)	27	3	584,163	687,869	554,954	645,904
Total financial liabilities			14,320,405	14,338,040	13,078,518	12,871,041
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

The financial instruments classification changes, as of the adoption of IFRS 9, on 01.01.2018, is described in Note 4.17.1

Determining fair values

a)	Equivalent to their respective carrying values due to their nature and terms of realization.
b)	Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

c)	The criteria are disclosed in Note 4.4.
d)	The fair values of generation assets approximate their carrying amounts, according to Note 4.4.
e)

Calculated according to the price quotations published in an active market, for assets classified as level 1 and determined in view of the comparative assessment model for assets classified as level 2.

f)	The cost of the last borrowing taken out by the Company is used as a basic assumption, namely TJLP plus spread of 1.94% p.a., for discount of the expected payment flows.
g)

The Company based its calculation on the comparison with a long-term and post-fixed National Treasury Bond (NTN-B) maturing on August 15, 2024, which yields approximately 4.29% p.a. plus the IPCA inflation index.

h)

Receivables related to the concession agreement for providing electricity generation services under quota arrangements at their fair value calculated by expected cash inflows discounted at the rate established in ANEEL auction notice 12/2015 (9.04%).

i)	Calculated from the Unit Price quotation (PU) for December 31, 2018, obtained from the Brazilian Association of Financial and Capital Markets (ANBIMA), net of unamortized financial cost.
j)	Actual net discount rate of 8.13% p.a., in line with the Company’s estimated rate for long-term projects.

35.2   Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

35.2.1     Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or financial instrument counterparty, resulting from failure in complying with contractual obligations.

Exposure to credit risk	12.31.2018	12.31.2017
Cash and cash equivalents (a)	1,948,409	1,040,075
Bonds and securities (a)	344,296	219,663
Pledges and restricted deposits linked (a)	89,758	135,037
Trade accounts receivable (b)	3,107,006	2,994,322
CRC Transferred to the State Government of Paraná (c)	1,445,042	1,516,362
Sectorial financial assets (d)	678,819	343,218
Accounts receivable related to the concession (e)	1,859,108	3,903,643
Accounts receivable related to the concession - Bonus from the grant (f)	625,772	606,479
Accounts receivable related to the concession compensation (g)	65,811	68,859
State of Paraná - Government Programs	-	130,417
Loans - related parties	-	38,169
Other temporary investments (h)	19,511	18,727
	10,183,532	11,014,971

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

a)

The Company’s Management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)

The risk arises from the possibility that the Company might incur losses resulting from difficulties to receive its billings to customers. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk, the Company manages its accounts receivable, detecting defaulting consumers, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in the agreement.

c)	Management believes this credit risk is low because repayments are secured by funds from dividends.
d)

Management believes this risk is low because these contracts assure an unconditional right to be paid in cash by the concession Grantor at the end of the concession period for any infrastructure investments not recovered through tariffs.

e)

Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, referring to investments in infrastructure not recovered through the tariff.

Management also considers the credit risk reduced to the balance of RBSE assets, even in light of the injunctions that temporarily reduced the RAP to be received, as described in Note 10.5.
f)

Management considers the risk of this credit to be low, as the contract for the sale of energy by quota guarantees the receipt of an Annual Generation Revenue - RAG guaranteed which includes the annual amortization of this amount during the concession term.

g)

For the generation concession assets, ANEEL published Normative Resolution No. 596/2013, which deals with the definition of criteria for calculating the VNR, for the purposes of indemnification. Management's expectation regarding the indemnification of these assets indicates the recoverability of the balances recorded, as described in Note 10.6.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

h)

The risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.

35.2.2     Liquidity risk

The Company's liquidity risk consists of the possibility of having insufficient funds, cash or other financial assets to settle obligations on their scheduled maturity dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied to secure ongoing control over financial processes to ensure proper management of risks.

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

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year. As from 2022, 2021 indicators are repeated on an unaltered basis throughout the forecast period.

	Interest (a)	Less than	1 to 3	3 months		Over	Total
		1 month	months	to 1 year	1 to 5 years	5 years	liabilities
12.31.2018
Loans and financing	Note 22	213,934	178,471	990,005	2,051,613	1,846,702	5,280,725
Debentures	Note 23	74,834	62,755	2,473,208	6,317,116	550,901	9,478,814
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	5,924	11,825	53,605	312,422	1,347,527	1,731,303
Suppliers	-	1,058,074	211,709	145,317	28,986	25,113	1,469,199
Ordinary financing of taxes
with the federal tax authorities	Selic	5,796	11,660	53,634	18,293	-	89,383
Special Tax Regularization Program - Pert	Selic	3,916	7,889	36,498	223,421	440,857	712,581
Sectorial financial liabilities	Selic	-	-	-	106,796	-	106,796
		1,362,478	484,309	3,752,267	9,058,647	4,211,100	18,868,801
(a) Effective interest rate - weighted average.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

As disclosed in Notes 22.5 and 23.3, the Company has borrowings agreements and debentures with covenants that if breached may have their payment accelerated.

As at December 31, 2018, the Company recorded negative net working capital of R$ 17,268 (R$ 408,080 in 2017). Management has been monitoring the liquidity and taking actions to balance the short-term financial capacity, preserving the Company's investment programs, as well as seeking debt repayment extension.

35.2.3     Market risk

Market risk is the risk that fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a)    Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant foreign exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is transferred to customers in Copel DIS's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagas reporting losses on the fluctuations in foreign exchange rates, increasing the amount in Reais of the accounts payable related to the gas acquired from Petrobras. This risk is mitigated by the monitoring and transfer of the price fluctuation through tariff, when possible. Compagás monitors these fluctuations on an ongoing basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its borrowings subject to currency risk.

The baseline scenario takes into account the existing balances in each account as of December 31, 2018 and the probable scenario assumes a variation in the foreign exchange rate – prevailing at the end of the period (R$/USD 3.70) based on the median market expectation for 2019 reported in the Central Bank’s Focus report of February 8, 2019. For the scenarios 1 and 2, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

.		Baseline	Projected scenarios - Dec.2019
Foreign exchange risk	Risk	12.31.2018	Probable	Scenario 1	Scenario 2
.
Financial assets
Collaterals and escrow accounts - STN	USD depreciation	89,555	(4,040)	(25,419)	(46,798)
.		89,555	(4,040)	(25,419)	(46,798)
Financial liabilities
Loans and financing - STN	USD appreciation	(104,751)	4,726	(20,281)	(45,287)
Suppliers
Eletrobras (Itaipu)	USD appreciation	(145,098)	6,546	(28,092)	(62,731)
Acquisition of gas	USD appreciation	(66,808)	3,014	(12,935)	(28,883)
		(316,657)	14,286	(61,308)	(136,901)

In addition to the sensitivity analysis required by CVM Resolution No. 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by the Company’s Management on the reporting date for the financial instruments, as recommended by IFRS – 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments held as of December 31, 2018, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

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

The baseline scenario takes into account the existing balances in each account as of December 31, 2018 while the ‘probable’ scenario assumes balances reflecting varying indicators as follows: CDI/Selic - 6.50%, IPCA - 3.87%, IGP-DI - 4.04%, IGP-M - 3.90% and TLP - 6.50%, estimated as market average projections for 2019 according to the Focus Report issued by the Central Bank of Brazil as of February 8, 2019, except TLP that considers the Company’s internal projection.

For the scenarios 1 and 2, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

.		Baseline	Projected scenarios - Dec.2019
Interest rate risk and monetary variation	Risk	12.31.2018	Probable	Scenario 1	Scenario 2
Financial assets
Bonds and securities	Low CDI/SELIC	344,296	24,100	18,075	12,052
Collaterals and escrow accounts	Low CDI/SELIC	203	13	10	7
CRC transferred to the State Government of Paraná	Low IGP-DI	1,445,042	58,380	43,785	29,190
Sectorial financial assets	Low Selic	678,819	44,123	33,092	22,062
Accounts receivable related to the concession	Low IPCA	2,484,880	96,165	72,124	48,082
Accounts receivable related to the concession compensation	Undefined (a)	65,811	-	-	-
		5,019,051	222,781	167,086	111,393
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(838,657)	(54,513)	(68,141)	(81,769)
BNDES	High TJLP	(2,137,966)	(138,968)	(173,710)	(208,452)
BNDES	High IPCA	(11,992)	(464)	(580)	(696)
Promissory notes	High CDI	(571,822)	(37,168)	(46,461)	(55,753)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(107,324)	(6,976)	(8,720)	(10,464)
Caixa Econômica Federal	High TJLP	(496)	(32)	(40)	(48)
Other	No risk	(274,299)	-	-	-
Debentures	High CDI/SELIC	(6,535,759)	(424,824)	(531,030)	(637,237)
Debentures	High IPCA	(845,156)	(32,708)	(40,884)	(49,061)
Debentures	High TJLP	(137,216)	(8,919)	(11,149)	(13,378)
Suppliers - renegotiation of gas	High IGP-M	(28,670)	(1,118)	(1,398)	(1,677)
Sectorial financial liabilities	High Selic	(96,531)	(6,275)	(7,843)	(9,412)
Ordinary financing of taxes with the federal tax authorities	High Selic	(86,632)	(5,631)	(7,039)	(8,447)
Special Tax Regularization Program - Pert	High Selic	(518,442)	(33,699)	(42,123)	(50,548)
Payable related to concession	High IGP-M	(536,131)	(20,909)	(26,136)	(31,364)
Payable related to concession	High IPCA	(48,032)	(1,859)	(2,324)	(2,788)
.		(12,775,125)	(774,063)	(967,578)	(1,161,094)
(a) Risk assessment still requires ruling by the Granting Authority.

In addition to the sensitivity analysis required by CVM Resolution No. 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by the Company’s Management on the reporting date for the financial instruments, as recommended by IFRS 9 - Financial Instruments: Disclosures. Based on the equity position and the notional value of the financial instruments held as of December 31, 2018, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

35.2.4     Electricity shortage risk

Approximately 64% of installed capacity in Brazil currently comes from hydroelectric generation, as informed by the Generation Information Bank of ANEEL, which makes Brazil and the geographic region in which we operate subject to hydrological conditions that are unpredictable, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Since 2014, the reservoirs of the Southeast/Midwest, North and Northeast Brazilian regions have been subject to adverse climate situations, leading agencies responsible for this industry to adopt water resources optimization measures to guarantee fully meeting electricity demand.

The Electric Sector Monitoring Committee (CMSE) has maintained the energy deficit risk indicators within the safety margin in short-term projections. The same position is adopted by ONS regarding the risk of deficit in the medium term, as stated in the 2018-2022 Energy Operation Plan.

Although dam storage levels are not ideal, from the standpoint of regulatory agencies, when combined with other variables, they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council - CNPE (maximum risk of 5%) in all subsystems.

35.2.5     Risk of GSF impacts

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

The contracts need to have an energy physical guarantee basis. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GSF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

The low inflows that have been recorded since 2014, as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, approach currently adopted by the Company.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

For the contracts in the ACR, Law 13,203/2015, allowed the generators to contract insurance for electricity demand (load), by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the Mauá, Santa Clara, Fundão, Baixo Iguaçu and Cavernoso II Thermoelectric Plants.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, of Angra and the plants whose concessions were renewed in accordance with Law 12,783/2013. This is a financial risk, since there is guarantee of neutrality of expenses with energy purchases through a tariff transfer.

35.2.6     Risk of non-renewal of concessions - generation and transmission

Decree 9,187 of November 1, 2017 regulates the extension of the thermoelectric power generation concessions set forth in Law 12,783/2013. Currently, there are two bills in progress that intend to reduce the deadline to file for intention to extend from 60 to 36 months and to terminate the possibility of extending the physical guarantee quotas regime established by said law.

By 2023, two generation plants will have their concessions overdue: the Usina Termelétrica de Figueira – UTE Figueira (20 MW) in March 2019 and the Governor Bento Munhoz hydroelectric power plant at Rocha Netto-GBM plant (1676 MW), in September 2023.

Regarding the HPP Figueira concession, the Company awaits a manifestation of the Concession Grantor regarding the request for extension of this Concession, required in March 2017. The plant is undergoing a modernization process and will have as direct benefits the improvement in energy efficiency and the reduction of pollutant emissions in the atmosphere, in comparison with the old plant.

Regarding the HPP GBM, the Company did not express an interest in extending this concession. Under Law 12,783/2013, the option for extension is conditioned to a change in the plant operation regime, which may occur within 60 months before its final term. Internal studies indicated that the extension through change of the anticipated operation regime is economically and financially disadvantageous in relation to the exploration of the plant in the present regime until its final term. The plant must be tendered by the Concession Grantor and the Company may participate in the auction, if it meets the qualification conditions.

According to the law, the Company may express its intention to extend the concession of the São Jorge HPP in 2019, the Apucaraninha HPP in 2020, and the Guaricana and Chaminé HPPs in 2021. If the Company does not express an interest in the extension of the current regime, the concession of the São Jorge HPP may, at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, shall be tendered by the Concession Grantor.

Copel GeT does not have any transmission concession ending in the next ten years.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.2.7     Risk of non-renewal of concessions - distribution of electricity

On December 9, 2015, pursuant to the Concession Agreement Amendment No. 46/1999 of Copel DIS, the concession was extended, provided that quality and efficiency parameters for provision of distribution services are met, measured by indicators that consider duration and frequency of service interruptions (DECi and FECi) and efficiency in the Company’s economic and financial management.

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

The following table sets forth the minimum parameters of economic and financial sustainability defined for Copel DIS in the first five years of the renewal:

			Quality - limits (a)		Quality (Performed)
Year	Economic and Financial Management	Realized	DECi (b)	FECi (b)	DECi	FECi
2016			13.61	9.24	10.80	7.14
2017	EBITDA ≥ 0 (d)	661.4	12.54	8.74	10.41	6.79
2018	EBITDA (-) QRR ≥ 0 (e) (f)		11.23	8.24	10,29 (c)	6,20 (c)
2019	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (0.8 * SELIC) (e) (g)		10.12	7.74	-	-
2020	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (1.11 * SELIC) (e) (g)		9.83	7.24	-	-
(a) According to Aneel’s Technical Note No. 0335/2015.
(b) DECi - Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi - Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.
(c) Preliminary data.
(d) Regulatory EBTIDA adjusted for non-recurring events (PDV, post-employment benefit, provisions and reversals) according to clause six, of the Fifth Amendment to the Concession Agreement.

(e) QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review (RTP), plus IPCA between the month preceding the RTP and the month preceding the twelve-month period of the economic and financial sustainability measurement.

(f) Data will be disclosed in Copel DIS's Regulatory Financial Statements.
(g) Selic: limited to 12.87% p.y.

35.2.8     Risk of non-extension of the gas distribution concession

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.2.9     Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law No. 10,484/2014 and Decree No. 5,163/2004, which determine that distributors must purchase the volume required to serve 100% of their market.

The contracting of the total output available in the market is verified by observing the period comprising the calendar year, and the difference between the costs remunerated by the tariff and those actually incurred in the power purchases are fully passed on to captive consumers, as long as the Distributor presents a contracting level between 100% and 105% of its market. However, if distributors determine contracting levels lower or higher than the regulatory limits, there is the assurance of neutrality if it is identified that such violation derives from extraordinary and unforeseen events that are not manageable by the buyer.

Since 2016, the distribution segment has been exposed to a general overcontracting scenario, as most companies determined contracting levels higher than 105%. Considering that several factors that have contributed to this situation are extraordinary and unavoidable by the distributors, such as the involuntary allocation of physical guarantee quotas and the broad migration of consumers to the free market, ANEEL and MME implemented a series of measures aiming at the mitigation of overcontracting, among which we can highlight:

• Normative Resolution No. 700/2016, which regulated the recognition of involuntary overcontracting arising from the reallocation of assured power quota of plants renewed pursuant Law 12,783/2013;

• Normative Resolution No. 693/2015, which regulated the New Energy and Decrease Clearing Facility (“Mecanismo de Compensação de Sobras e Déficits - MCSD-EN”), for the contracts arising from new generation projects, which permits reallocation of energy between distributors and generators;

• Normative Resolution No. 711/2016, which established criteria and conditions for bilateral agreements between distributors and generators, under the modalities of temporary total or partial reduction in the contracted power, permanent partial reduction, and also of contractual termination.

• Decree 9,143/2017 was published, which, among other measures, changes Decree 5,163/2014, recognizing: i) the involuntary contractual exposures arising from the migration of special consumers to the free market, provided that the evaluation of the maximum effort by distributors is considered by ANEEL; and ii) the contractual right to the reduction of existing power auctions, by the amounts related to the migration of special consumers to the free market. Eligible contracts are those arising from power auctions held after June 2016, pursuant to Normative Resolution No. 726/2016;

• Normative Resolution No. 824/2018, which established criteria for the processing of the Mechanism for Sale of Energy Surplus.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In relation to the contracting of 2018, preliminary, still in 2017, and throughout 2018, Copel Distribuição's indicators often indicated overcontracting scenarios. During this period, the monitoring of indicators of contracting levels prevailed, and mitigating actions were required.

All tools available were used to manage the power contracting by distributors, seeking to meet the requirement of endeavoring to adjust its contracting level to regulatory limits. In this context, we can highlight the following actions by the Company:

a) It reported surpluses of New Energy and Free Power Exchanges, under the Mechanism for Compensation of Power Surpluses and Deficits (MCSD), related to exceeding amounts of energy of physical guarantee quotas and of which the contracting by special consumers has been cancelled (disengaged);

b) It fully returned under the MCSD mechanism, the maximum variation of 4% in the contracted amounts of existing electricity;

c) It fully returned, under the monthly MCSD mechanism, the available amounts of energy existing in Distributor's portfolio, related to the disengaging of potentially free consumers; and

d) It established agreements with generators for the reduction of contracts, entering into bilateral agreements in accordance with Normative Resolution No. 711/2016;

According to the most up-to-date market data, Copel Distribuição closed 2018 year within the regulatory limits of 100% to 105% contracting, thus ensuring the neutrality of the costs associated with the energy purchase.

35.2.10  Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

The natural gas supply contract between Brazil and Bolivia is effective for twenty years, ending in 2019. Due to the non-use of all contracted natural gas in recent years, the Ministry of Mines and Energy considers the extension of the term of this contract by two years in its Ten Year Planning. In the event of non-renewal of this contract, currently centralized in Petrobras, direct consumers or state distributors must directly negotiate the fuel supply with producers, importers or suppliers of natural gas.

On the other hand, the volume of natural gas produced in the pre-salt has increased. The Brazilian’s current net output is 67 million m³/day and with growing trend.

In addition to the gas from Bolivia and from the pre-salt, there is the alternative of importing the Liquified Natural Gas (LNG). Currently, Petrobras has tree regasification stations with total capacity of 41 million m³/day.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

There are also projects of new regasification stations in all Brazilian regions, with stations located in the South region of Brazil capable of serving the consumption of this region of the country without the need for large investments in transport infrastructure and reducing the level of capacity utilization of the Gasbol Sul line, which would increase the supply of natural gas in Paraná.

In the international market, the natural gas price has remained stable, indicating a balance between supply and demand.

In this scenario, the natural gas shortage risk can be considered low.

35.2.11  Risk of non-performance of wind farms

The power generation authorization contracts for wind power are subject to performance clauses, which provide for a minimum annual and four-year generation of the physical guarantee committed in the auction. Ventures are subject to climatic factors associated with wind velocity uncertainties, and non-compliance with what is stated in the agreement may jeopardize future revenues of the Company.

35.2.12  Risk related to price of power purchase and sale transactions in the active market

The Company operates in the market for the purchase and sale of energy in the active market (NE nº 4.15), with the objective of achieving results with changes in energy prices, subject to the risk limits established by Management. This activity, therefore, exposes the Company to the risk of future energy price.

The purchase and sale of energy are recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of the transactions at the balance sheet date.

Based on the notional value of R$ 222,928 for purchase contracts and R$ 95,382 for contracts for the sale of electricity, outstanding on December 31 of 2018, the fair value was estimated using the prices defined by the Company in the last week of December 2018, which represented the best estimate of the future market price. The discount rate uses the return rate of the NTN-B disclosed by ANBIMA as of December 31, 2018, adjusted by a credit risk rate.

The balances relating to these outstanding transactions at December 31, 2018 are presented below.

	12.31.2018
	Assets	Liabilities	Net
Current	10,748	(6,991)	3,757
Noncurrent	4,045	(4,016)	29
	14,793	(11,007)	3,786

Sensitivity analysis on the power purchase and sale transactions in the active market

The main risk factor is the exposure to variation of energy market prices. The variation of the discount rate does not have a relevant impact on the fair value determined, especially in view of the short-term for the settlement of contracts.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The sensitivity analyses were prepared in accordance with CVM Instruction 475/08, considering, for scenarios 1 and 2, the increase or decrease of 25% and 50% in future prices, applied to market prices of December 31, 2018. The results obtained are as follows:

	Price	Baseline	Projected scenarios
	variation	31.12.2018	Scenario 1	Scenario 2

Gains (losses) on purchase and sale of energy in active market	Elevation	3,786	31,356	58,926

	Reduction	3,786	(23,784)	(51,354)

35.3   Capital management

The Company seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of borrowings and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all stakeholders in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate goal established in the strategic planning provides for maintenance of ratio below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

As of December 31, 2018, the ratio attained is shown below:

	12.31.2018	12.31.2017
Loans and financing	4,047,307	3,759,505
Debentures	7,518,131	6,070,978
(-) Cash and cash equivalents	(1,948,409)	(1,040,075)
(-) Bonds and securities (current)	(124,862)	(1,341)
(-) Bonds and securities (noncurrent)	(119,574)	(112,604)
(-) Collaterals and escrow accounts STN	(89,555)	(75,665)
Adjusted net debt	9,283,038	8,600,798
Net income	1,444,004	1,118,255
Equity in earnings of investees	(135,888)	(101,739)
Deferred IRPJ and CSLL	(68,072)	(105,257)
Provision for IRPJ and CSLL	580,065	379,943
Financial expenses (income), net	438,050	748,440
Depreciation and amortization	749,179	731,599
Adjusted ebitda	3,007,338	2,771,241
Adjusted net debt / Adjusted ebitda	3.09	3.10

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.3.1  The equity to debt ratio is shown below:

Indebtedness	12.31.2018	12.31.2017
Loans and financing	4,047,307	3,759,505
Debentures	7,518,131	6,070,978
(-) Cash and cash equivalents	1,948,409	1,040,075
(-) Bonds and securities (current)	124,862	1,341
Net debt	9,492,167	8,789,067
Equity	16,336,214	15,510,503
Equity indebtedness	0.58	0.57

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

36      Related Party Transactions

		Assets		Liabilities			Revenue			Cost / Expense
Related parties / Nature of operation	12.31.2018	12.31.2017	12.31.2018	12.31.2017	12.31.2018	12.31.2017	12.31.2016	12.31.2018	12.31.2017	12.31.2016
Controlling shareholder
State of Paraná - dividends payable	-	-	112,196	85,710	-	-	-	-	-	-
CRC Transfer (Note 8)	1,445,042	1,516,362	-	-	188,797	90,712	188,918	-	-	-
"Luz Fraterna" Program (a)	10,353	168,405	-	-	-	-		-	-	-
2014 World Cup construction work (Note 15.1.2)	-	14,266	-	-	-	-		-	-	-
Morar Bem Paraná Program	-	261	-	-	-	1,165	5,502	-	-	-
Remuneration and employ social security charges assigned (b)	1,248	56	-	-	-	-		-	-	-
Telecommunication services (c)	15,788	28,750	-	-	41,375	40,396	29,763	-	-	-
Sistema Meteorológico do Paraná - Simepar (d)	-	-	181	-	-	-	-	(1,559)	(1,752)	(1,799)
.
Entities with significant influence
BNDES and BNDESPAR - dividends payable (e)	-	-	80,144	59,366	-	-	-	-	-	-
Financing (Note 22)	-	-	2,208,920	1,576,660	-	-	-	(131,379)	(140,537)	(149,794)
Debentures - Compagás (Note 23)	-	-	17,651	42,675	-	-	-	(2,625)	(5,242)	(2,883)
Debentures - wind farms (Note 23) (f)	-	-	268,286	281,448	-	-	-	(30,316)	(30,540)	(14,415)

State of Paraná investee
Sanepar (c) (g)	-	24	273	-	4,200	3,699	3,319	(5,227)	(1,783)	(1,455)
Use of water withdrawn from plants’ reservoirs	144	-	-	-	-	-	-	-	-	-
Dividends	-	12,095	-	-	-	-	-	-	-	-

Joint ventures
Voltalia São Miguel do Gostoso (Note 15.4)	-	38,169	-	-	294	3,513	3,509	-	-	-
Dividends	1,032	1,032	-	-	-	-	-	-	-	-

Caiuá Transmissora de Energia (h) (i) (j)	329	320	285	271	4,250	3,792	2,066	(14,869)	(13,700)	(15,595)
Dividends	3,316	1,991	-	-	-	-		-	-

Integração Maranhense Transmissora (h) (j)	-	-	58	43	-	-	-	(1,797)	(1,468)	(1,910)
Dividends	6,033	4,012	-	-	-	-	-	-	-	-

Matrinchã Transmissora de Energia (h) (j)	-	-	316	220	-	-	-	(9,514)	(6,636)	(4,043)
Dividends	21,470	36,840	-	-	-	-	-	-	-	-

Guaraciaba Transmissora de Energia (h) (j)	-	-	136	74	-	-	-	(4,475)	(3,202)	(966)
Dividends	15,869	11,541	-	-	-	-	-	-	-	-

Paranaíba Transmissora de Energia (h)	-	-	212	159	-	-	-	(6,595)	(3,642)	(283)
Dividends	8,544	7,093	-	-	-	-	-	-	-	-

Cantareira Transmissora de Energia (h)	-	-	170	-	-	-	-	(1,618)	-	-
Dividends	1,461	2,146	-	-	-	-	-	-	-	-

Mata de Santa Genebra Transmissão (h)	5,126	78	-	-	6,600	1,950	-	-	-	-
Dividends	-	3,264	-	-	-	-	-	-	-	-

Associates
Dona Francisca Energética S.A. (k)	-	-	1,436	1,436	-	-	-	(16,903)	(17,031)	(16,949)

Foz do Chopim Energética Ltda. (c) (h)	193	163	-	-	2,668	2,063	2,178	-	-	-
Dividends	18,071	-	-	-	-	-	-	-	-	-
Acquisition of power plant projects	-	-	19,461	-	-	-	-	-	-	-

Sercomtel S.A. Telecomunicações (c) (l)	2,226	3,778	-	-	8,051	8,153	8,210	(4)	(4)	(6)
.
Key management staff
Fees and social security charges (Note 32.2)	-	-	-	-	-	-	-	(27,368)	(28,876)	(26,021)
Pension and healthcare plans (Note 24.3)	-	-	-	-	-	-	-	(1,725)	(1,690)	(1,403)

Other related parties
Fundação Copel (c)	20	38	-	-	299	316	305	-	-	-
Administrative property rental	-	-	312	349	-	-	-	(15,396)	(16,347)	(13,519)
Pension and healthcare plans (Note 24.3)	-	-	968,763	866,103	-	-	-	-	-	-
.
Lactec (m)	-	-	1,601	1,762	-	-	-	(4,026)	(15,912)	(12,911)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

a)

The Luz Fraterna Program, created under Law No. under ticker 491/2013 and No. 17,639/2013 allows the State Government to pay for the electricity bills of low income families in Paraná, which have duly applied for the program and provided that their consumption does not exceed 120 kWh per month. This benefit is available to residential customers with single-phase connections, rural customers with single-phase connections or two-phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to the Company.

In March 2018 the amount of R$ 159,274 was deducted. The principal interest, fine and monetary restatement, at December 31, 2011, totaled R$ 158,849. For these charges on electricity bills for the period of September 2010 to June 2015, a lawsuit filed against the State of Paraná was filed on November 5, 2018, relating to the payment of invoices pursuant to State Law No. 14,087/2003. We highlight that despite the negotiations maintained by the Management, seeking to settle this debt, uncertainties still exist regarding the realization of this asset and therefore, in view of this condition, this asset was not recognized, therefore, in accordance with the current accounting standards. For the tax treatment, as determined by the Federal Revenue of Brazil in the Instruction Normative No. 1,753/2017, the Company has taxed this revenue. Management further emphasizes that it is making all necessary efforts and taking all necessary measures to preserve the Company’s interests.

b)	Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.
c)	Revenue of Copel TEL from telecommunications services and lease of equipment and infrastructure.
d)

The Meteorological System of Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar had contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

e)

BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 30.1). On December 22, 2018, it was ended the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998.

f)	BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel (Note 23).
g)	Basic sanitation provided by Sanepar.
h)	Charges for the use of the Transmission System and revenue from operating and maintenance contracts, engineering services and sharing of facilities with Copel GeT.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

i)

Copel DIS has Contracts for Connecting to the Transmission System - CCT with Caiuá Transmissora de Energia, with expiration until the concession of the distributor or transmitter expires, whichever occurs first.

j)

Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by ANEEL Normative Resolution No. 666/2015. Amounts are defined for four subsequent years, with annual reviews.

k)	Power purchase and sale agreement signed by Dona Francisca Energética and Copel GeT, expiring on March 31, 2025.
l)	Light pole sharing agreement, signed between Sercomtel S.A. Telecomunicações and Copel DIS.
m)

The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associate. Lactec has service and R&D contracts with Copel GeT and Copel DIS, which are subject to prior or later control and approval by ANEEL.

Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents.

36.1   Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 22 and 23.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase agreements made by Copel GeT, in the total amount of R$ 3,246 (R$ 3,645 in 2017) and made by Copel Energia, in the amount of R$ 79,358 (R$ 49,584 in 2017).

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

			Date	Final	Amount	Balance	Interest	Amount
	Company	Operation	issued	maturity	approved	12.31.2018%		guarantees
(1)	Caiuá Transmissora	Financing	12.23.2013	02.15.2029	84,600	64,643	49.0	35,843
(2)	Guaraciaba Transmissora	Financing	09.28.2016	01.15.2031	440,000	510,075	49.0	191,133
(3)	Integração Maranhense	Financing	12.30.2013	02.15.2029	142,150	104,570	49.0	58,797
(4)	Mata de Santa Genebra	Financing	11.30.2017	07.15.2033	1,018,500	968,614	50.1	353,205
(5)	Matrinchã Transmissora	Financing	12.27.2013	05.15.2029	691,440	550,181	49.0	284,036
(6)	Matrinchã Transmissora	Debentures	05.15.2016	06.15.2029	180,000	203,327	49.0	97,740
(7)	Paranaíba Transmissora	Financing	10.21.2015	10.15.2030	606,241	559,720	24.5	143,925
(8)	Paranaíba Transmissora	Debentures	01.15.2017	03.15.2028	120,000	109,102	24.5	26,041
(9)	Voltália São Miguel do Gostoso Participações S.A. (a)	Debentures	01.15.2016	12.15.2028	57,000	49,424	49.0	26,569
(10)	Usina de Energia Eólica Carnaúba S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	60,303	49.0	26,829
(11)	Usina de Energia Eólica Reduto S.A. (a)	Financing	08.24.2015	11.15.2031	70,000	56,547	49.0	26,827
(12)	Usina de Energia Eólica Santo Cristo S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	59,234	49.0	25,220
(13)	Usina de Energia Eólica São João S.A. (a)	Financing	08.24.2015	11.15.2031	68,000	55,074	49.0	25,569
(14)	Cantareira Transmissora de Energia	Financing	12.28.2016	09.15.2032	426,834	471,449	49.0	208,101
(15)	Cantareira Transmissora de Energia	Debentures	01.09.2018	08.15.2032	100,000	107,059	49.0	49,000
								1,578,835
(a) Subsidiaries of Voltália São Miguel do Gostoso I Participações S.A.
Financial institution (fund provider):
BNDES: (1) (2) (3) (4) (5) (7) (10) (11) (12) (13) (14)
Allocation:
Investment Program and/or Working capital.
Endorsement/Security:
Provided by Copel Geração e Transmissão: (1) (3);
Provided by Copel: (2) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15)
Securities offered for the transaction:
Pledge of shares of Copel Geração e Transmissão proportional to the interest in projects.

Performance bond	Final	Amount	% endorsement	Amount
Company	maturity	Insured	Copel GeT	endorsement
Matrinchã Transmissora	09.30.2019	90,000	49.0	44,100
Guaraciaba Transmissora	04.30.2020	47,000	49.0	23,030
Mata de Santa Genebra	11.29.2019	78,300	50.1	39,228
Cantareira Transmissora	08.31.2019	31,200	49.0	15,288
				121,646

37      Commitments

Commitments related to long-term contracts not yet incurred, and therefore not recognized in the financial statements, are as follows:

	12.31.2018	12.31.2017
Energy purchase and transportation contracts	140,638,024	118,588,046
Additions to property, plant and equipment
Construction of transmission grid and substations	214,086	292,601
Construction of HPP Colíder power plant	36,303	42,653
Construction of HPP Baixo Iguaçu	202,668	193,156
Construction of Cutia wind farm	40,392	701,191
Telecommunications works	115,710	131,557
Acquisition of assets for electricity distribution	528,109	161,337
Gas purchase contracts	1,339,848	2,346,046

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

38      Insurance

Details by peril type and effective date of the main insurance policies can be seen below:

	End	Insured
Policy	of term	amount
Nominated Risks	08.24.2019	2,226,749
Operational risks - UHE Colíder	11.01.2019	988,398
Operational risks - UEG Araucária (a)	11.30.2019	849,558
Operational risks - HPP Governador Jayme Canet Junior	11.23.2019	799,290
Operational risks - Brisa Potiguar	06.27.2019	770,713
Fire - owned and rented facilities	08.24.2019	619,414
Operational risks - São Bento	06.27.2019	489,357
Operational risks - Elejor	03.11.2020	302,616
Legal guarantee - Office of the General Counsel to the National Treasury	05.10.2020	326,712
(a) The values of the insured of operating risks - UEG Araucária have been translated from USD into BRL, with the current rate R$ 3.8748 as of December 31, 2018.

In addition to the insurance policies listed above, the Company takes out other insurance policies with lower values, such as: for liability of Directors and Officers (D&O), general civil liability, payment guarantee, sundry perils, national and international transportation, life, aircraft and vehicles. The guarantee insurance taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as guarantor, within the limits of their share of interest in each project.

39      Additional information to the Statement of Cash Flows

39.1   Transactions not involving cash

Among the transactions carried out in the line item Contract assets, specified in Notes 11.1 and 11.2, the acquisitions totaled R$ 813,450 (R$778,386 in 2017, presented in Notes 19.1, 19.3 and 20.4). Of this amount, R$ 50,927 (R$30,312 in 2017) represent the amount of purchases made in installments and not settled through the end of the reporting period.

As mentioned in Note 17.1, the total amount of contributions in the line item Investments was R$ 87,781. This amount includes R$ 36,224 related to the capital increase in joint venture Voltalia São Miguel do Gostoso I, made through the conversion and settlement of the loan agreement between the parent company Copel and the mentioned investee.

In turn, according to information in Note 18.2, property, plant and equipment acquisitions totaled R$ 1,455,318 (R$1,318,336 in 2017). Of this amount, R$ 71,454 (R$123,268 in 2017) represent the amount of purchases made in installments and not settled through the end of the reporting period.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

40      Subsequent events

40.1   SPE Uirapuru Transmissora de Energia S.A.

In March 2019 Copel GeT signed an Agreement for the Purchase and Sale of Shares – CCVA with Centrais Elétricas Brasileiras S.A. – Eletrobrás and the Eletrosul Foundation for Social Security and Assistance – ELOS to transfer 100% of the shares of SPE Uirapuru Transmissora de Energia S.A., subject to approval by the National Electric Energy Agency – Aneel and by Administrative Council for Economic Defese – CADE. The Company awaits completion of the pending suspensive conditions, from which time it can obtain control of the company within 15 business days.

40.2   Commercial start-up of projects

Usina Hidrelétrica Baixo Iguaçu

On February 8nd, 2019, the first generating unit, of 116.7 MW of installed capacity, according to ANEEL dispatch number 384/2019 started production operations; on the February 21, 2019 was followed by the second generating unit of 116.7 MW of installed capacity, according to ANEEL dispatch number 461/2019; and on April 10, 2019, the third and last generating unit started production operations, according to ANEEL dispatch number 1037/2019, totalizing 350.2 MW of installed capacity of the plant.

Usina Hidrelétrica Colíder

On March 9, 2019, the first generating unit, of 100 MW of installed capacity, according to ANEEL dispatch number 673/2019 started production operations

Complexo Eólico Cutia e Bento Miguel

In January 2019, the Paraíso dos Ventos do Nordeste wind farm, belonging to the Cutia Complex, started its operations.

In January, February and April 2019, the Bento Miguel Complex wind farms started to operate.

SPE Mata de Santa Genebra

On February 2nd, 2019, all the steps programmed for the period of operations in tests of the Santa Bárbara d’Oeste substation, belonging to SPE Mata de Santa Genebra, were completed, allowing the operation of the substation in a commercial operation. SPE Mata de Santa Genebra still awaits the issuance of the Provisional Release Agreement (TLP) by ONS, without prejudice to the date already started of the commercial operation. The TLP will provide to SPE Mata de Santa Genebra the receipt of a portion of the Annual Revenue Allowed – RAP, related to the Santa Bárbara d’Oeste substation, in the amount of R$ 10,800. The total RAP foreseen for the project is R$ 233,800.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

40.3      Mata de Santa Genebra Transmissão S.A.

On April 22, 2019, Mata de Santa Genebra Transmissão S.A. completed the issue of simple non-convertible debentures in accordance with Law 12,431 of June 24, 2011 (“Infrastructure Debentures”) for public distribution with restricted placement efforts, pursuant to CVM Ruling 476/2009, in the total amount of R$210,000. The Company issued 210,000 debentures, with par value of R$1 each, maturing within 11 years and 8 months, with semi-annual amortization and interest, both as from November 15, 2020. The debentures will earn interest corresponding to the variation of the IPCA, plus surcharge of 4.95% p.a. Copel’s corporate guarantee was provided for this transaction, at the percentage of Copel GeT’s interest in Mata de Santa Genebra (50.1%). The funds raised will be used for implementation of the project or reimbursement of expenditures, expenses or debts related to its implementation.

41      Condensed unconsolidated financial information of Companhia Paranaense de Energia - Copel

Since the condensed unconsolidated financial information required by Rule 12-04 of Regulation S-X is not required under IFRS issued by the International Accounting Standards Board - IASB, such information was not included in the original financial statements filed with the Brazilian Securities and Exchange Commissions – CVM in March, 28, 2019. In order to attend the specific requirements of the Securities and Exchange Commission (the “SEC”), Management has incorporated the condensed unconsolidated information in these financial statements as part of the Form 20-F. The condensed unconsolidated financial information of Companhia Paranaense de Energia - Copel, presented herein were prepared considering the same accounting policies as described in Note 3 and 4 to Company’s consolidated financial statements.

(a) Condensed statements of financial position as of December 31, 2018 and 2017

Assets	12.31.2018	12.31.2017
Current assets
Cash and cash equivalents	315,003	56,833
Bonds and securities	123,560	90
Collaterals and escrow accounts	129	129
Dividends receivables	519,100	459,464
CRC transferred to the State Government of Paraná	190,876	167,109
Other current receivables	7,027	8,287
Income tax and social contribution	6,130	14,055
Other current recoverable taxes	321	276
Prepaid expenses	40	-
Receivable from related parties	8,134	292,051
	1,170,320	998,294
Noncurrent assets
Other temporary investments	19,511	18,727
CRC transferred to the State Government of Paraná	1,254,166	1,349,253
Judicial deposits	131,840	119,167
Other current receivables	7,444	-
Income Tax and Social Contribution	148,140	158,808
Deferred tax assets	147,368	102,236
Other noncurrent recoverable taxes	86,110	15
Receivables from related parties	104,751	219,426
	1,899,330	1,967,632

Investments	16,070,567	14,987,607
Property, Plant and Equipment, net	996	830
Intangible Assets	1,593	1,603
	16,073,156	14,990,040

Total assets	19,142,806	17,955,966

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Liabilities	12.31.2018	12.31.2017
Current liabilities
Payroll, social charges and accruals	6,747	6,977
Related parties	755	3,936
Suppliers	2,731	2,096
Income tax and social contribution	-	2,467
Other taxes payable	152	476
Loans and financing	129,401	322,092
Debentures	941,677	339,341
Dividends payable	354,203	267,988
Post employment benefits	87	57
Other accounts payable	135	249
Provisions for legal claims	-	112,000
	1,435,888	1,057,679
Noncurrent liabilities
Other taxes due	2,602	2,365
Loans and financing	773,984	664,020
Debentures	596,403	876,140
Post employment benefits	4,867	3,995
Other accounts payable	3,957	830
Provisions for legal claims	292,180	143,095
	1,673,993	1,690,445
Equity
Share capital	7,910,000	7,910,000
Equity valuation adjustments	785,610	895,601
Legal reserves	914,751	844,398
Retained earnings	6,422,564	5,557,843
	16,032,925	15,207,842

Total liabilities and equity	19,142,806	17,955,966

(b) Condensed statements of operations for the years ended December 31, 2018, 2017 e 2016

	12.31.2018	12.31.2017	12.31.2016
Other operating revenues (expenses)
General and administrative expenses	(67,292)	(59,601)	(107,761)
Other revenues (expenses), net	11,696	(68,788)	231,651
Result of equity in investees	1,356,375	1,291,434	839,853
	1,300,779	1,163,045	963,743

Operating income before financial results	1,300,779	1,163,045	963,743

Financial income (expenses)
Financial revenues	301,729	181,312	321,056
Financial expenses	(238,355)	(327,855)	(334,113)
	63,374	(146,543)	(13,057)

Operating income	1,364,153	1,016,502	950,686

Income tax and social contribution
Income tax and social contribution	(2,083)	(36,803)	(4,882)
Deferred income tax and social contribution	44,993	53,927	(50,032)
	42,910	17,124	(54,914)

Net income for the period	1,407,063	1,033,626	895,772

Basic and diluted net earning per share attributed do parent company shareholders - in reais
Class A preferred shares	5.40201	3.96830	3.43906
Class B preferred shares	5.40201	3.96830	3.43906
Common shares	4.91091	3.60754	3.12641

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(c) Condensed statement of comprehensive income for the years ended December 31, 2018, 2017 e 2016

	12.31.2018	12.31.2017	12.31.2016
NET INCOME	1,407,063	1,033,626	895,772
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities
Post employment benefits	(408)	18	6,460
Post employment benefits - equity	(38,245)	(29,567)	(63,913)
Taxes on other comprehensive income	139	(7)	(2,196)
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets:	-	11,661	3,612
Adjustments related to financial assets - equity	-	9,554	-
Taxes on other comprehensive income	-	(3,965)	(1,229)
Realization - gain on financial assets, net of taxes	-	(9,355)	-
Realization - gain on financial assets - equity	-	(9,554)	-
Total comprehensive income, net of taxes	(38,514)	(31,215)	(57,266)
TOTAL COMPREHENSIVE INCOME	1,368,549	1,002,411	838,506

(d) Condensed statements of cash flows for the years ended December 31, 2018, 2017 and 2016

	12.31.2018	12.31.2017	12.31.2016
Net cash generated from operating activities	653,230	440,406	1,905,189

Cash flow from investing activities
Financial investments	(124,254)	24	23
Loans and financing granted to related parties	(192,445)	(251,856)	(87,272)
Receipt of loans and financing granted to related parties	560,877	124,122	5,112
Disposal of investments	-	397,572	-
Additions in investments	(608,934)	(574,347)	(1,489,563)
Capital reduction of investees.	45,000	170,000	-
Additions to property, plant and equipment	(267)	(282)	(224)
Additions to intangible	(3)	(499)	(122)

Net cash used in investing activities	(320,026)	(135,266)	(1,572,046)

Cash flow from financing activities
Loans and financing obtained from third parties	-	77,000	-
Issue of Debentures	600,000	520,000	-
Amortization of principal - loans and financing	(77,000)	(83,000)	(6,000)
Amortization of principal - debentures	(333,300)	(333,300)	-
Dividends and interest on capital paid	(264,734)	(475,103)	(306,700)

Net cash used in financing activities	(75,034)	(294,403)	(312,700)

Total effects on cash and cash equivalents	258,170	10,737	20,443

Cash and cash equivalents at the beginning of the period	56,833	46,096	25,653
Cash and cash equivalents at the end of the period	315,003	53,833	46,096

Change in cash and cash equivalents	258,170	10,737	20,443

As at December 31, 2018, Copel recorded negative net working capital of R$ 265,568 (R$ 59,385 in 2017). Management has been monitoring the liquidity and taking actions to balance the short-term financial capacity, preserving the Company's investment programs, as well as seeking debt repayment extension.

During the years ended December 31, 2018, 2017 and 2016, we received R$ 609,219 (of which R$588,540 by consolidated subsidiaries and R$20,679 of unconsolidated investees), R$ 669,179 (of which R$639,796 by consolidated subsidiaries and R$29,463 of unconsolidated investees) and R$ 2,006,220 (of which R$1,981,352 by consolidated subsidiaries and R$24,868 of unconsolidated investees), respectively, from dividends and interest on own capital paid by our investees.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

• Related Parties: The Company has the following balances outstanding with related parties:

	12.31.2018	12.31.2017
Estado do Paraná	-	130,156
Copel Distribuição	104,751	89,296
Copel Telecomunicações	-	5,189
Eólicas	-	221,327
Investees and Subsidiaries - Structure sharing	8,134	27,273
Voltalia	-	38,169
Joint Ventures - Structure sharing	-	67
Total	112,885	511,477

• Investments - As of December 31, 2018 and 2017, investments in subsidiaries are comprised as follows:

	12.31.2018	12.31.2017
Copel Geração e Transmissão	8,911,964	8,409,370
Copel Distribuição	5,908,755	5,452,703
Copel Telecomunicações	638,873	483,195
Copel Energia	83,468	133,511
Compagas	221,654	202,857
UEG Araucária	74,132	89,240
Other investments	79,542	85,549
	15,918,388	14,856,425

The information regarding joint ventures, associates and other investments are presented in note17.1 – Changes in investments.

• Dividends receivable - The dividends receivable are comprised as follows:

	12.31.2018	12.31.2017
Investees and subsidiaries
Copel Geração e Transmissão	368,950	297,500
Copel Distribuição	89,486	98,967
Copel Telecomunicações	29,260	15,405
Copel Comercialização	-	3,717
Compagas	9,996	7,942
Elejor	13,358	16,838
UEG Araucária	6,143	6,143
Nova Asa Branca I	-	114
Nova Asa Branca II	-	157
Nova Asa Branca III	-	75
Nova Eurus IV	-	48
Santa Maria	-	186
Santa Helena	-	214
Ventos de Santo Uriel	-	235

Joint Ventures
Voltália
	1,032	1,032
Other investments
Sanepar	-	10,087
Other investments	875	804
	519,100	459,464

• Reserve for risks - Companhia Paranaense de Energia - Copel recorded reserves for risks mainly related to Cofins and PIS/PASEP. The provisions for risks are shown below:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2018, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	12.31.2018	12.31.2017
Regulatory	16,176	15,042
Labor	588	518
Civil	142,773	135,422
Tax Claim	132,643	104,113
	292,180	255,095

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

In addition, Copel G&T has certain financing agreements with the Brazilian National Development Bank (“BNDES”) under which BNDES approval is required for Copel GeT to pay cash dividends exceeding 30% of its net profit. Since BNDES has always approved Copel GeT requests to pay cash dividends in excess of 30% of its net profit and this restriction has not affected Copel GeT ability to pay cash dividends or parent company’s ability to meet its cash obligations, management deemed it to be a perfunctory clause.

As of December 31, 2018, total restricted subsidiaries net assets amount to R$ 15,245,358 composed as follows:

	12.31.2018	12.31.2017
Copel Geração e Transmissão S.A.	8,911,964	8,409,370
Copel Distribuição S.A.	5,908,755	5,452,703
UEG Araucária Ltda.	370,662	446,204
Centrais Elétricas Rio Jordão - Elejor	53,977	61,727
Total	15,245,358	14,370,004

The following table shows the expected undiscounted settlement values of the liabilities, in each time range:

	Interest (a)	Less than	1 to 3	3 to 5	Over
		1 year	years	years	5 years	Total
12.31.2018
Loans and financing	Note 22	180,301	740,523	9,261	105,293	1,035,378
Debentures	Note 23	1,004,944	647,816	-	-	1,652,760
Suppliers	-	2,731	-	-	-	2,731
		1,187,976	1,388,339	9,261	105,293	2,690,869
(a) Effective interest rate - weighted average.