Form 20-F
period 2019-12-31
ENERGY CO OF PARANA
filed 2020-04-27
CIK 1041792

As filed with the Securities and Exchange Commission on April 27, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission file number: 001-14668

 COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Exact Name of Registrant as Specified in its Charter)

Energy Company of Paraná (Translation of Registrant’s Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

Rua Coronel Dulcídio, 800

80420-170 Curitiba, Paraná, Brazil

(Address of Principal Executive Offices)

Daniel Pimentel Slaviero

+55 41 3331 4011 – ri@copel.com

Rua Coronel Dulcídio, 800, 3rd floor – 80420.170 Curitiba, Paraná, Brazil

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Preferred Class B Shares, without par value*	CPLE6	New York Stock Exchange
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Preferred Class B Share	ELP	New York Stock Exchange

* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2019:

145,031,080 Common Shares, without par value

327,142 Class A Preferred Shares, without par value

128,297,153 Class B Preferred Shares, without par value

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

Our audited consolidated financial statements as of December 31, 2019 and 2018, and for each of the years ended December 31, 2019, 2018 and 2017, are included in this annual report. We prepared our audited consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

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

Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary” that begins on page 179.

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

Forward-looking statements involve only the current view of management and are subject to a number of inherent risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	Brazilian political and economic conditions;
•	economic conditions in the State of Paraná;
•	technical and operational conditions related to the provision of electricity services;
•	lawsuits;
•	our ability to obtain financing;
•	developments in other emerging market countries;
•	changes in, or failure to comply with, governmental regulations;
•	competition;
•	electricity shortages;
•	impacts of the coronavirus (COVID-19) pandemic; and
•	other factors discussed below under “Item 3. Key Information?Risk Factors”.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement contained in this annual report.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

This section contains selected consolidated financial data presented in reais and derived from our consolidated financial statements that were prepared in accordance with IFRS as of and for each of the five years ended December 31, 2019, 2018, 2017, 2016 and 2015.

The following selected financial data should be read in conjunction with our audited consolidated financial statements (including the notes thereto), “Presentation of Financial and Other Information”, “Item 5. Operating and Financial Review and Prospects” and “Item 8. Financial Information”.

The selected financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements, prepared in accordance with IFRS, and included in this annual report. The selected financial data as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015, have been derived from our audited consolidated financial statements, prepared in accordance with IFRS, which are not included in this annual report.

As of January 1, 2019, IFRS 16 took effect, but without requiring restatement of  balance sheets as of December 31, 2018 and earlier financial periods. The applicability of IFRS 16 should to be taken into account in the comparability of balances presented below. For further details see Note 4.16.1 to our audited consolidated financial statements, prepared in accordance with IFRS.

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
	(R$million)
Statement of income data(1):
Operating revenues	16,244	14,935	14,025	13,102	14,946
Cost of sales and services provided	(11,760)	(11,502)	(10,666)	(10,234)	(11,799)
Gross profit	4,484	3,433	3,359	2,868	3,147
Operational expenses/income	(1,293)	(1,039)	(1,218)	(879)	(1,025)
Profit before financial results and taxes	3,191	2,394	2,141	1,989	2,121
Financial results	(488)	(438)	(748)	(595)	(428)
Profit before income tax and social contribution	2,702	1,956	1,393	1,394	1,694
Income tax and social contribution on profit	(639)	(512)	(275)	(520)	(532)
Net income for the year	2,063	1,444	1,118	874	1,162
Statement of financial position data:
Current assets	7,909	6,678	5,702	4,237	6,822
Recoverable rate deficit (CRC)(1)	1,350	1,445	1,516	1,523	1,383
Non-current assets	10,863	10,014	8,608	8,313	4,952
Property, plant and equipment, net	10,592	10,841	9,829	8,934	8,693
Total assets	38,313	35,930	33,162	30,289	28,844
Loans and financing and debentures (current)	1,420	3,298	2,417	2,602	1,233
Current liabilities..	5,346	6,695	6,110	5,656	4,789
Loans and financing and debentures (non-current)	10,152	8,268	7,414	6,235	6,528
Non-current liabilities	15,368	12,899	11,542	9,655	9,574
Equity	17,598	16,336	15,510	14,978	14,480
Attributable to controlling shareholders	17,252	16,033	15,208	14,718	14,162
Attributable to non-controlling interest	346	303	302	260	318
Share capital	10,800	7,910	7,910	7,910	6,910

 (1) This item includes both current and non-current CRC Account receivables. Amounts due from the State of Paraná that were included in current assets totaled R$219 million on 2019, R$190.9 million in 2018, R$167.1 million in 2017, and R$111.7 million in 2015. Amounts due from the State of Paraná that were included in long-term assets totaled R$1,131 million in 2019, R$1,254.2 million in 2018, R$1,349.3 million in 2017, R$1,522.7 million in 2016 and R$1,271.6 million in 2015. In 2016 the entire amount due by the State of Paraná was included in long-term assets due to the negotiation of the Amendment to the CRC Agreement. See Note 8 to our audited consolidated financial statements.

	2019	2018	2017	2016	2015
	(R$, except for number of shares)
Basic and diluted earnings per share:
Common Shares	6.94	4.91	3.61	3.13	3.87
Class A Preferred Shares	9.12	5.40	3.97	3.44	4.26
Class B Preferred Shares	7.64	5.40	3.97	3.44	4.26
Number of shares outstanding at year end (in thousands):
Common Shares	145,031	145,031	145,031	145,031	145,031
Class A Preferred Shares	327	329	329	349	380
Class B Preferred Shares	128,297	128,295	128,295	128,275	128,244
Total	273,655	273,655	273,655	273,655	273,655
Dividends per share at year end:
Common Shares	2.24	1.32	1.01	0.99	1.14
Class A Preferred Shares	3.95	2.89	2.89	2.89	2.53
Class B Preferred Shares	2.47	1.45	1.11	1.08	1.25

	2019	2018	2017	2016	2015
	(US$¹, except for number of shares)
Basic and diluted earnings per share:
Common Shares	1.72	1.27	1.09	0.97	0.99
Class A Preferred Shares	2.26	1.39	1.20	1.06	1.09
Class B Preferred Shares	1.90	1.39	1.20	1.06	1.09
Number of shares outstanding at year end (in thousands):
Common Shares	145,031	145,031	145,031	145,031	145,031
Class A Preferred Shares	327	329	329	349	380
Class B Preferred Shares	128,927	128,295	128,295	128,275	128,244
Total	273,655	273,655	273,655	273,655	273,655
Dividends per share at year end:
Common Shares	0.56	0.34	0.31	0.30	0.29
Class A Preferred Shares	0.98	0.75	0.87	0.89	0.65
Class B Preferred Shares	0.61	0.37	0.34	0.33	0.32

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

We are the defendant in several legal proceedings, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially affect our results of operations. On December 31, 2019, our provisions for probable (more likely than not) and reasonably estimated losses were R$1,606.7 million. For additional information, see “Item 8. Financial Information—Legal Proceedings”.

We are subject to limitations regarding the amount and use of public sector financing, which could prevent us from obtaining financing and implementing our investment program.

Our current budget anticipates capital expenditures for expansion, modernization, research, infrastructure and environmental projects of approximately R$2,087.2 million in 2020. As a state-controlled company, we are subject to Brazilian Central Bank Resolution no. 4,589/2017(Resolução nº 4,589/2017 do Banco Central do Brasil), which defines the limit of exposure and the annual global limit of credit to public sector entities to be observed by financial institutions and other institutions authorized to operate by the Brazilian Central Bank. The annual global limit that can be contracted in credit operations, with and without guarantee of the Union, by the bodies and entities of the public sector with the financial institutions and other institutions authorized to operate by the Brazilian Central Bank is defined by the National Monetary Council by means of inclusion of an annex to Brazilian Central Bank Resolution no. 4,589/2017, establishing, until the end of each fiscal year, the limit for the following year. The maximum amounts defined for the 2020 financial year are up to R$4.5 billion for Union guaranteed operations and up to R$3.5 billion for operations without Union guarantee. As a result of these limits, we may have difficulty in obtaining financing from financial institutions and other institutions authorized to operate by the Brazilian Central Bank, which could create difficulties in the implementation of our investment program. Additionally, some of our concession contracts have provisions that limit our permitted level of indebtedness, which could also affect our ability to obtain necessary financing. Furthermore, the requirements and other criteria adopted by financial institutions when approving new financing transactions may be related to certain Brazilian macroeconomic scenarios, as well as to our financial indicators, such as our indebtedness levels and other indicators usually considered by financial institutions in their credit risk assessments. We cannot ensure you that these requirements and criteria will be met. As a result of these regulations and provisions, our capacity to incur debt from certain sources is limited, which could negatively affect the implementation of our investment program.

Breach of security of our data center by cyber attacks, or unauthorized disclosure of business or personal information, as well as our failure to comply with existing and future laws and regulations relating to data privacy and data security, may subject us to penalties or result in disruption of our operations.

We collect, store, process and use various confidential information related to our business and operations. In our ordinary course of business, we also collect and store personal data of our customers in our data centers.

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

Aware of the increased risk of cyber threat, the Information Technology Superintendence carried out important measures during 2019, such as contracting intrusion testing services and maturity measurement services, seeking effective actions to reduce the Company's risks of such matter. The planning resulting from these measures became the Information Security Plan, which will be carried out during 2020, comprising several initiatives, the most significant of which are: (i) contracting Pentest services on a quarterly basis; (ii) implementation of a Security Operation Center (“SOC”) (Centro de Operação de Segurança); (iii) implementing IT actions to comply with Brazilian Federal Law No. 13,709/2018; (iv) review and update of the Information Security Incident Management and Response process; (v) adequacy of firewall security policies at Copel - Internet use by its users; (vi) strengthening of the Information Security Committee; and (vii) implementation of an Information Security awareness and training program.

Brazilian Federal Law No. 13,709/2018 (known as Lei Geral de Proteção de Dados Pessoais, or the “LGPD”) was enacted on August 14, 2018 and applies to any data processing operation performed by an individual or by a public or private entity, regardless of the environment where this operation is carried out. This statute provides the legal principles and requirements for the processing of personal data, as well as liabilities and penalties that data processing agents are subject to. These agents must be able to demonstrate the measures they adopted to comply with personal data protection rules, as well as the effectiveness of such measures. This statute is expected to come into force in August 2020, and, by then, all entities subject to it, including us, will be required to adapt their data processing activities to the new requirements. As a result of any violations to this statute, including any leakage of our clients’ personal data, we may be subject to penalties, such as (i) warning, with indication of a term for adoption of corrective measures; (ii) simple fine of up to 2% of the Company’s revenue in Brazil, limited to R$50 million per infringement; (iii) daily fine, limited to R$50 million per infringement; (iv) disclosure of the infringement after it has been duly confirmed; and (v) elimination of the personal data to which the infringement relates. These penalties may only be imposed as a result of an administrative proceeding, where we must be given the opportunity to present our defense, in accordance with the peculiarities of the case. These administrative sanctions can be imposed in addition to any other applicable civil and criminal penalties.

As of the date hereof, Bill No. 1179/2020 and No. 1198/2020 (the “Data Privacy Bills”), which provide, respectively, for the emergency and transitory legal regimes of the private sector during the coronavirus (COVID-19) crisis are under discussion by the Congress. The Data Privacy Bills are being considered in the context of measures entered into in response to the coronavirus (COVID-19) international health crisis, including Legislative Decree No. 06 which recognizes a state of public calamity in Brazil. The Data Privacy Bills also include, among others, an amendment to article 65 of the LGPD on timing of applicable sanctions. A revision of the LGPB is expected to go effective on January 1st, 2021 and the revised sanctions set forth therein shall be applicable starting August 2021.

We have engaged an external consulting firm to assist us in adapting our internal processes, proceedings, rules and controls to the new rules on data protection (especially the LGPD), and this process is still ongoing. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities that are discovered in the future.

If we are unable to conclude our investment program on schedule, the operation and development of our business could be adversely affected.

In 2020, we plan to invest approximately R$865.2 million in our generation and transmission activities (including wind farms and SPCs of transmission lines), R$1,073.8 million in our distribution activities, R$123.9 million in our telecommunications activities and R$24.3 million in others investments. Our ability to complete this investment program depends on multiple factors, including our ability to charge sufficient fees for our services and to obtain sufficient financing and a variety of regulatory and operational contingencies. There is no assurance that we will have the financial resources to complete our proposed investment program, and our inability to do so may adversely affect the operation and development of our business leading to the imposition of fines levied by ANEEL as well as a reduction in tariff levels.

The construction and expansion of our transmission and power generation projects involve significant risks that may have an adverse effect on us

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

Our distribution market for the majority of our sales of electricity is located in the State of Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná. We cannot assure you that economic conditions in Paraná will be favorable to us in the future. The GDP (gross domestic product) of the State of Paraná decreased 0,4% in 2019, while Brazil’s GDP increased 1.1% during the same period.

The weak economic growth of Brazil in recent years led to the reduction of energy consumption in the State of Paraná and in Brazil as a whole, resulting in leftover energy in the interconnected system, consequently reducing (i) short-term prices and (ii) prices negotiated in the Free Market. At the same time, prices in the regulated market have risen steadily as a result of supply deficiencies on the part of contracted energy by distributors and high prices in the short-term market in previous years. As a result, consumers consistently migrated into the Free Market and, therefore, the distributors’ captive market suffered a reduction since 2017, 2018 and 2019.

On December 28, 2018, the MME enacted the Ministerial Ordinance No. 514, lowering the minimum energy amounts that consumers may purchase directly in the Free Market so that as of January 1, 2020 the minimum energy amount was reduced from an amount equal or superior to 2,500kW to 2,000 kW. Such ordinance was amended in December 2019 by Ministerial Ordinance No. 465/2019, which authorized consumers’ access to the Free Market in accordance with the following schedule and thresholds: (i) as from January 1, 2021: consumers with demand equal to or greater than 1,500 kW; (ii) from January 1, 2022: consumers with demand equal to or greater than 1,000 kW; and (iii) January 1, 2023: consumers with demand of 500 kW or more. Furthermore, by January 31, 2022, ANEEL and Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or “CCEE”) are required to consider which regulatory changes are necessary to allow access to the Free Market by consumers with an electric load lower than 500 kW. As a consequence of the changes introduced by Ministerial Ordinance No. 514/2018 and 465/2019, more consumers were authorized to access the Free Market as of January 1, 2020, and it is expected a greater migration to the Free Market following the new schedule proposed by the MME. Even though this ordinance intend to enable the migration from the captive market to the Free Market, we cannot predict their impact on our revenues and possible contractual exposure regarding the limits of energy purchase.

A reduction in the captive market often leads to distributors selling excess contracted energy in the short-term market, considering the limits established under Federal Decree No. 5,163/2004. This short-term market is subject to relevant price fluctuations. Whenever the distributor contracting price is above the regulatory limits (above 105%) and the short-term market price is lower than the price paid by the distributor in its long-term energy purchase agreement, the sale of energy in the short-term market is made at a loss, which may not be recovered in the future. However, the sale within the regulatory limits (between 100% to 105%) is neutral for the Company, in other words, it does not expose the distributor to financial risks.

Unfavorable economic conditions in the State of Paraná and increasing energy prices may affect both the ability of our distribution costumers to pay amounts they owe us, as well as increase the number of our commercial losses. An increase in our commercial losses or uncollected receivables could materially adversely affect our business, financial condition and results of operations.

An increase in electricity prices, as well as poor economic performance in the State of Paraná, would affect the ability of some of our distributions customers to pay amounts owed to us. As of December 31, 2019, our past due receivables with Final Customers were approximately R$667.3 million in the aggregate, or 10.4% of our net operating revenues from electricity sales to Final Customers for the year ended December 31, 2019, and our allowance for doubtful accounts related to these receivables was R$219.0 million. See Note 7 to our audited consolidated financial statements.

In addition, in the event of an economic recession combined with high energy prices, the number of our distribution customers connecting illegally to our distribution grid may increase, which would then decrease our revenue from electricity sales to Final Customers. Furthermore, energy we lose to these illegal connections is considered a commercial loss (non-technical), and we may incur regulatory penalties if our commercial losses exceed certain established regulatory thresholds calculated by ANEEL. If ANEEL determines that we were not efficient in inspecting and controlling the non-technical losses in the distribution grid, the agency may limit the transfer of such losses to the Final Customers.

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

ANEEL carried out on-site inspections in 2019 to verify the regulatory compliance of the Dam Safety Plans and Emergency Action Plan of the hydroelectric power plant dams, including the inspection of the dams and structures associated with them. The inspections demonstrated compliance of the procedures in relation to dam safety practices with the current applicable legislation.

In 2019, Copel also had meetings with state and municipal civil defense coordinating teams with respect to the Emergency Action Plans (“PAEs”), which support the preparation of the Municipal Contingency Plans. Fifteen meetings were held with the Civil Defense coordinators of 28 Municipalities and with coordinators of the State Civil Defense.

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

Although the Company has an integrity program with timely updates, with a robust process for investigating complaints, our systems may not be effective in all circumstances. Any failure in our capacity to prevent or detect noncompliance with the applicable governance rules or regulatory obligations may cause damages to our reputation or other material adverse effects to our results of operation or financial condition.

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

Energy trading is affected by changes in the methodology used to calculate energy price in the short-term (Preço de Liquidação de Diferenças, or PLD). PLD is currently determined by the results of optimization models of operation of the interconnected systems used by the ONS (Operador Nacional do Sistema Elétrico) and by CCEE. In such determination, there may be data entry errors or errors in the model, which may lead to an unexpected change of the PLD and possible future republications of the PLD. Thus, there is a risk for the commercial business with respect to the alteration of these models, data entry errors and republishing of the PLD, which may cause market uncertainty, reduction of liquidity, and financial losses with unexpected price variation. CCEE is expected to implement a new calculation model for the PLD as of January 2021, which will consider an hourly base in the energy price.

Additionally, any change in the energy trading rules related to the increase of restrictions for the entry of new consumers in the Free Market may affect the expansion of our energy trading business.

On December 28, 2018, the MME enacted the Ministerial Ordinance No. 514, lowering the minimum energy amounts that consumers may purchase directly in the Free Market, so that as of January 1, 2020 the minimum energy amount was reduced to from an amount equal or superior to 2,500kW to 2,000 kW. Even though this ordinance enabled more migration from the captive market to the Free Market, we cannot predict its effect. As a Free Costumer is responsible for contracting its own consumption directly with a generation or trading company, an increase of the number of Free Customers may increase the trading in the Free Market and consequently affect energy prices. In parallel, distribution companies may face energy contract surpluses and have to participate in the Mechanism for Compensation of Surpluses and Deficits (Mecanismo de Compensação de Sobras e Déficits, or MCSD) to mitigate financial losses.

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

Our management has identified a material weakness in our internal controls over impairment of fixed assets of Copel Telecomunicações and UEGA

Our management assesses the effectiveness of our controls framework and reporting procedures in accordance with SEC rules, including the effectiveness of our internal controls over financial reporting. This analysis adopts the criteria established in the Internal Control - Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission – COSO.

In the context of this assessment, our management identified a material weakness in our 2019 internal controls over assumptions and calculation of impairment of fixed assets of both Copel Telecomunicações, a wholly-owned subsidiary of Copel, and UEGA, an entity controlled by Copel.

Although we have developed plans and actions to remedy this material weakness, we cannot assure you that there will be no other weaknesses in our internal control in the future.

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

The services and equipment hired from third parties may not have the expected quality.

Being a mixed capital publicly-held company, the acquisition of equipment, materials and services are subject to Paraná State Law No. 15,340/2006, Brazilian Federal Law No. 13,303/2016 and Brazilian Federal Law No. 8,666/1993, when applicable. Therefore, we are legally obliged to engage a bidding process, which may not guarantee the best quality of services, equipment and materials.

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

Therefore, in the event of non-extension of the concession, even if Compagas is entitled to compensation for the investments made in the last 10 years prior to the end of the concession, the financial condition and results of operations of our controlled company may be adversely affected. For more information see Note 2.1.1 to our audited consolidated financial statements.

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

                In 2014 and 2015 the Brazilian Federal Government provided and facilitated various forms of assistance to distribution concessionaires experiencing cash flow difficulties arising from poor hydrological conditions, which had increased their energy acquisitions costs thereby resulting in mismatches of cash flow in the short-term. These forms of assistance included funding from the CDE Account (as defined below), credit facilities contracted by the CCEE through the ACR Account and the new “Bandeira Tarifária” system. There is no assurance that the Federal Government will continue this assistance, or that the Federal Government will continue it on favorable terms or that it will be sufficient to cover our losses. See “Item 4. Information on the Company—The Brazilian Electric Power Industry—Energy Sector Regulatory Charges—CDE” and “Item 4. Information on the Company—Energy Sector Regulatory Charges— Regulated Market Account—ACR Account”.

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

Regarding our energy trading business, the effect of volatility in hydrological conditions is the increase of the variation of energy price, which in turn increases the Spot Market volatility, thus affecting our operating results.

Spot price (PLD) is determined by mathematical models that consider the prevalence of hydroelectric plants in the Brazilian generation context, hydrological conditions, energy demand, fuel prices, deficit costs, the entry of new projects and the availability of generation and transmission equipment, and aim to find an optimal balance between the present benefit of water usage and the future benefit of its storage, measured in terms of the expected economy of the fuels in thermoelectric plants. The energy average prices in the short term ("spot") are calculated by CCEE every week and are set for each region.

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

Our concessions are for terms of 20 to 35 years and may be extended if certain conditions are met. In the event that we fail to comply with any term of our concessions or applicable law or regulation, ANEEL may impose penalties on us, which may include warnings, the imposition of potentially substantial fines (in some instances, up to 2% of our revenues from concessions in the twelve-month period preceding any infraction notice or, in case of independent production, the estimated amount of energy produced in the same period) and restrictions on our operations, among others. ANEEL may also terminate our concessions prior to the expiration of their terms if we fail to comply with their provisions or if they determine that terminating our concessions would be in the public interest, in both cases through an expropriation proceeding. In particular, our renewed distribution concession agreement contains both quality and financial metrics that become more restrictive over time, and that we must meet to ensure that our distribution concession agreement is not terminated. If ANEEL terminates any of our concessions before its expiration, we would not be able to operate the segment(s) of our business that had been authorized by the concession. Furthermore, any compensation that we may receive from the federal government for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment. The early termination or non-renewal of any of our concessions or the imposition of severe fines or penalties by ANEEL could have a material adverse effect on our financial condition and results of operations. See “Item 4. Information on the Company—The Brazilian Electric Power Industry—Concessions”.

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

It is also incumbent upon ANEEL to determine the revenues to be charged by the generating companies, holding assets with renewed concession agreements or resulting from concessions auctions (both cases in accordance with 2013 Concession Renewal Law). The Annual Generation Revenue (“RAG”) is the amount which the generating companies are entitled to in accordance with the physical guarantee of a hydroelectric plant that is allocated to the regulated/quota market. RAG is calculated taking into account the regulatory costs of operation, maintenance, administration, compensation and amortization of the hydroelectric plant, being adjusted annually, in addition to being reviewed every 5 years.

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

Our distribution business generates a large portion of its revenues by selling energy that it purchases from generation companies. Large electricity customers within the geographic area of our concession that meet certain regulatory requirements may qualify as free customers (“Free Customers”). A Free Customer in our distribution concession area is entitled to purchase energy directly from generation and energy trading companies rather than through our distribution business, in which case that Free Customer would cease to pay our distribution business for that energy that we previously supplied. Therefore, if the number of Free Customers within the geographic area of our concession increases and to the extent these Free Customers purchase energy from sources other than our generation and trading companies, our revenues and results of operations would be adversely affected. Furthermore, prices in the Free Market have recently been lower than those in the regulated market in the past years, which has been leading to an increase in the number of Free Customers within the geographic area of our concession. In addition, ANEEL has recently improved regulations related to micro and mini distributed generation, which has been facilitating customers to purchase or to lease power generation equipment, especially solar photovoltaic modules, to produce energy for their own consumption. Therefore, if the number of customers with micro and mini distributed generation within the geographic area of our concession increases, our revenues and results of operations could also be adversely affected.

We generate a portion of our operating revenues from Free Customers who may seek other energy suppliers upon the expiration of their contracts with us.

As of December 31, 2019, we had 425 Free Customers, representing approximately 5.7% of our consolidated operating revenues and approximately 13.8% of the total volume of electricity sold by us.

Regarding our energy trading company, as of December 31, 2019, our energy trading company had 375 Free Customers, representing approximately 8.3% of our consolidated operating revenues and approximately 5.5% of the total volume of electricity we sold in 2019.

Without the addition of new contracts in 2019, Copel GeT had 50 Free Costumers on December 31, 2019. Approximately 17.67% of the megawatts-hours sold under contracts to such customers by Copel GeT expired in 2019. These customers represented approximately 4.88% of the total volume of electricity we sold in 2019, and approximately 4.09% of total net operating revenue from energy sales for that year. Our contracts with Free Customers are typically for periods ranging between two years and five years in our generation business. There can be no assurance that Free Customers will enter into contracts or extend their current contracts to purchase energy from us.

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

Under the New Industry Model Law, electric energy distributors, including us, must contract, through public bids conducted by ANEEL, 100% of the forecasted electric energy demand for their respective distribution concession areas. The auctions in which the distributors are allowed to purchase energy are held up to seven years prior to the actual delivery of electric energy. We cannot guarantee that our forecasts for energy demand in our distribution concession area will be accurate. If our forecasts fall short of actual electricity demand, or if we are unable to purchase energy through the regulated market due to lack of energy supply in the market, or if a generation company fails to deliver energy that was previously contracted, we may be forced to make up for the shortfall by entering into short-term agreements to purchase electricity in the Spot Market where we may pay significantly more for energy without being able to pass on these increased costs to our Final Customers. In addition, if we underestimate our distribution energy needs, we may be subject to penalties imposed by the CCEE. Moreover, if our forecasts surpass actual demand by more than the allowed margin (105% of actual demand), including where demand is depressed due to government campaigns in response to poor hydrological conditions or due to reduced economic activity, we will not be able to pass on to our Final Customers the cost of the excess energy that we acquire.

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

In 2019, although Copel Distribuição maximized its efforts to manage the surplus of contracting energy, the supply and demand scenarios point out to the occurrence of contracting above the regulatory limits, in the order of 105.8%. However, considering that this situation arises mainly from the migration of consumers to the Free Market, it is considered that the distributor maintains the guarantee of energy surplus tariff’s pass-through, since this factor is subject to the recognition of involuntary over-contracting. Although the regulator does not recognize involuntary exposure for amounts above the regulatory limit, this surplus is not a loss for the distributor, since in 2019 the spot price was above the average purchase price of energy.

We are subject to a counterparty’s credit risk, and, in case the purchasers or sellers that are parties to power purchase and sale agreements entered into with Copel Comercialização default on their obligations, we may have to sell or purchase energy at a different base price.

Copel Comercialização is subject to a counterparty’s credit risk. When Copel Comercialização sells energy, the counterparties to power purchase agreements may default on their contractual obligations, which may cause Copel Comercialização to sell energy at a different base price. In cases where Copel purchases energy, whether from energy generation projects, in operation or under construction, or even from energy trading, the selling counterparties may also default on the relevant contracts, and, consequently, Copel Comercialização may have to buy energy at a different base price and be subject to regulatory penalties imposed by CCEE due to insufficient contractual guarantees. Even though the Company performs credit analyses in accordance with market standards and requires its counterparties to provide guarantees in connection with the power purchase and sale agreements, we cannot guarantee that our counterparties will not fail to comply with their payment obligation or with their obligation to deliver energy to Copel, as the case may be, which may adversely affect our results.

We are subject to the risk of exchange rate variation if we start to perform energy import business, as well as if we perform business involving natural gas

Our subsidiary Copel Comercialização obtained authorization from the Ministry of Mines and Energy to import energy from neighboring countries, Argentina and Uruguay, and if we start doing business in this regard, we will be subject to the risk of exchange rate fluctuation.

This subsidiary was also authorized by the National Agency of Petroleum, Natural Gas and Biofuels to operate in the sale of natural gas within Brazil. Although the natural gas business still has an incipient market in Brazil, if we do business in this area, we will be subject to the risk of exchange rate variation, considering that these transactions are carried out in foreign currencies.

 We are subject to unrealized losses or net gains arising out from the mark-to-market of the purchase and sale of energy contracts, which may expose the Company to the risk of future energy prices

Our subsidiary Copel Comercialização negotiates energy purchase and sale transactions, and part of its agreements are classified as derivative financial instruments measured at fair value through its results. Unrealized net losses or gains resulting from the mark-to-market of these contracts (difference between contracted prices and market prices) are recognized in the results of the fiscal year. This activity may expose the Company to the risk of future energy prices.

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

If it is not possible to implement our proposal to divest control of Copel Telecomunicações S.A., we will need to reevaluate our strategy in the telecommunications sector

 Considering that the process of potential divestment in the control of the subsidiary Copel Telecomunicações SA is in progress, as approved by the Board of Directors, this process may not be materialized, either due to the lack of interested parties, due to judicial decisions or restrictions imposed by regulatory bodies or other governmental entities. Failure to complete such sale may force us to reevaluate our divestment strategy in the telecommunications sector.

We are uncertain as to the outcome of the administrative proceeding brought by ANATEL against Sercomtel S.A. Telecomunicações to terminate concessions and authorizations previously awarded to this company and also on the success of a new privatization attempt, in a way that we may be adversely affected considering the financial capacity of that company

We own 45% of the stock of Sercomtel Telecomunicações S.A. (“Sercomtel”). Sercomtel holds a concession to provide fixed telephony services and an authorization to provide mobile services in the municipalities of Londrina and Tamarana, located in the State of Paraná. In addition, Sercomtel has two (2) other authorizations from ANATEL that allow it to provide fixed telephony and broadband internet services in all other municipalities of the State of Paraná. Currently, Sercomtel operates with its own network in fifteen (15) municipalities of the State of Paraná, providing voice services and fixed broadband.

In September 2017, ANATEL determined that Sercomtel was not in compliance with certain financial indicators set forth by the agency in connection with the concessions granted to Sercomtel and required for the company’s operations to continue. As a consequence of this determination, ANATEL brought an administrative proceeding against Sercomtel to assess whether the concession and the authorizations granted to this company should be terminated. In March 2019, ANATEL decided to suspend the above mentioned proceeding for a 120-day period, so that Sercomtel could present to the agency alternative plans for meeting the relevant regulatory indicators.

In June 2019, the municipal legislature of Londrina approved the sale of the stake held by the Londrina City Hall as the controlling shareholder of Sercomtel (Municipal Law no 12.871, dated June 12, 2019). In November 2019, the City Hall published the bidding notice for the privatization process of Sercomtel, which provides for the assignment of the City Hall’s preemptive right to subscribe shares in a future capital increase of Sercomtel. This process can result in the dilution of the stake held by the City Hall and Copel in Sercomtel. However, a bid for the sale of such preemptive rights was scheduled for February 5, 2020, and no participants attended. We understand that alternative procedures are under consideration by Sercomtel’s controlling shareholder for the company. Considering the uncertainties regarding company's financial capacity to maintain the normality of its operations, including commitments to customers and suppliers, we may be adversely affected if Sercomtel's services are impaired, even if partially. In case a new attempt for the privatization of Sercomtel is not successful, or if ANATEL determines the termination and forfeiture of the licenses held by Sercomtel, we can be adversely affected in view of our stake in Sercomtel’s capital stock.

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

• controls on capital flows; and/or

• limits on foreign trade.

In the last few years, Brazil faced a mild economic growth, adverse fiscal developments and political instability.  Brazilian GDP grew by 1,1% in 2019, grew by 1.1% in 2018 and grew by 1.3% in 2017.  Unemployment rate was 11.9% in 2019, 11.6% in 2018 and 12.7% in 2017.  Inflation, as reported by the consumer price index (IPCA), was 4.31% in 2019, 3.75% in 2018 and 2.95% in 2017.  The Brazilian Central Bank’s base interest rate (SELIC) was 4.5% on December 31, 2019, 6.5% on December 31, 2018 and 7.00% on December 31, 2017.  Future economic, social and political developments in Brazil may impair our business, financial condition or results of operations, or cause the market value of our securities to decline.

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

The effects of the coronavirus (COVID-19)outbreak and the strong expectation of lower growth, zero growth, or even a recession in some economies, including the Brazilian Economy, may negatively affect our operations and results

The performance of the Brazilian economy may be directly affected by lower or zero-level worldwide economic growth or an economic recession caused by the coronavirus (COVID-19) pandemic. The results of Copel’s operations are directly related to the performance of the Brazilian economy.

On March 24, 2020, ANEEL issued ANEEL Resolution No. 878 establishing measures to preserve public electricity distribution services during the coronavirus (COVID-19) pandemic. These measures include, inter alia, ANEEL prohibitions on suspension of electricity supply by distribution companies due to lack of payment with respect to specific categories of services including (i) essential services and activities, (ii) limited autonomy equipment, (iii) low-income residencies, and (iv) locations with no operational collection posts.

The Federal Government also enacted a number of measures in response to the coronavirus (COVID-19) pandemic, including but not limited to:

•

Provisional Measure No. 950/2020, which provides for temporary emergency measures for the electricity sector, including (i) establishing a discount of 100% for low-income residential consumers with electricity consumption below or equal to 220 kWh/month for the period from April 1, 2020 to June 30, 2020, and (ii) charging a tariff to revert to electricity distributors.

Provisional Measure No. 950/2020 does not apply nor is it expected to apply to free market energy services contracts. Copel may suffer an impact on collections due to reductions in contracted volumes, or the postponement of the expiration of customers' electricity bills.

•	Provisional Measures No. 927/2020 which provides for emergency labor and public health related measures; and
•	Provisional Measures No. 936/2020 which institutes the Emergency Program for Employment and Income Maintenance and provides for additional emergency labor and public health related measures.

States throughout Brazil have also imposed operational impediments (both commercial and industrial) that directly impact Copel’s operations. Particularly with respect to the State of Paraná, on April 23, 2020, the State government enacted Law No. 20,187/2020 prohibiting providers from cutting power to  (i) low-income families, (ii) costumers of age 60 and above or that have been diagnosed with coronavirus (COVID-19) or other serious or infectious diseases or that have disabilities; (iii) informal workers; and (iv) entrepreneurs classified as micro and small companies or individual micro-entrepreneurs.

With regards to the captive distribution market, Copel may experience in the near term (i) a significant reduction in revenue and collection from energy supply chains, (ii) defaults of large high voltage customers, and (iii) defaults of commercial class clients. In the medium term, Copel negative impacts may extend to other customer classes, especially residential ones.

 A possible increase in payment defaults by residential consumers, coupled with the decrease in collection and the standstill of several commercial and industrial activities resulting from social isolation measures can adversely affect the financial and economic results involving the activities of the electricity sector, mainly the electricity distributors. Eventually, with the decrease in energy consumption, the Company may be in a position above the permitted regulatory limit for overcontracting electricity.

Copel has followed the load projections issued by official bodies in the electricity sector, which already show signs of retraction in 2020, strongly impacted by the drop in consumption in the commercial and industrial segments. This fall has caused notifications by energy buyers, under the perspective and allegation of unforeseeable circumstances and force majeure generated by the coronavirus (COVID-19) pandemic, requiring a reduction in the amounts of energy contracts and/or installments of defaulted bills.

Both the projections of PLD and GSF for the remainder of 2020 already show a significant decrease in light of the coronavirus (COVID-19) pandemic. Adverse impacts of the coronavirus (COVID-19) pandemic can also be felt on the implementation of generation and transmission projects, or on the availability of existing assets resulting from local actions, preventing access to facilities or problems with suppliers in the sector, also affected by the coronavirus (COVID-19) pandemic.

To the extent the government does not adopt a joint solution for the energy sector as a means to control or remove a systemic risk, the Company may suffer, among other impacts, cash damages, decreases in its profitability and the impossibility of performing certain operational activities.

The Brazilian government may propose or enact either temporary or permanent changes to its tax policies in 2020. We are continuously assessing the impact of any new proposed changes on our applicable tax rate and planning and will continue to monitor any changes and their related impact on us.

The Company has established a Contingency Committee in light of the coronavirus (COVID-19) pandemic with the objective of monitoring and mitigating current and futures impacts and consequences in the Company’s activities. The Contingency Committee has four main focus objectives: (i) people’s safety, (ii) continuation of essential activities of the Company, (iii) monitoring guidelines and requirements of regulatory bodies, and (iv) preservation of adequate financial conditions to support the crisis. The Company has also continuously been (A) monitoring the impacts of the pandemic on (i) its contracts and (ii) the liquidity of the energy market and its short-term pricing, as well as (B) involved and negotiating with the relevant authorities for the implementation of guidelines that guarantee the maintenance of the economic and financial sustainability of Brazil’s electricity power generation, transmission, commercialization and distribution chain.

Fluctuations in the value of the Brazilian real against foreign currencies may result in uncertainty in the Brazilian economy and the Brazilian securities market, which could have a material adverse effect on our net income and cash flow.

In recent years, the Brazilian real has fluctuated in value against foreign currencies, and the value of the real may rise or decline substantially from current levels. Over the course of 2015, the value of the Brazilian real declined more than 48% against the U.S. Dollar. In contrast, in the course of 2016, the Brazilian real appreciated 16.5% against the U.S. Dollar, following a year of intense volatility. In 2017, the Brazilian real was subject to relative stability. As of December 31, 2019, the real vs. U.S. dollar exchange rate recorded was R$4.03 to US$1.00, depreciating 4.0% against the U.S. Dollar, compared to the exchange rate recorded on December 31, 2018. Depreciation of the real increases the cost of servicing our foreign currency-denominated debt and the cost of purchasing electricity from the Itaipu – a hydroelectric facility which is one of our major suppliers and adjusts its electricity prices based in part on its U.S. dollar costs. Depreciation of the real also creates additional inflationary pressure in Brazil that may negatively affect us. Indeed, depreciation generally curtails access to international capital markets and may prompt government intervention. It also reduces the U.S. dollar value of our dividends and the U.S. dollar equivalent of the market price of our common shares and the ADSs.

Inflation and governmental measures to curb inflation may contribute to economic uncertainty in Brazil, and could reduce our margins and the market price of the Class B Shares and ADSs.

Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rates of inflation, measured in accordance with the variation of the Índice Geral de Preços - Disponibilidade Interna (“IGP-DI”) index, were 1.75% for the three-month period ended March 31, 2020, 7.7% in the year 2019, 7.1% in the year 2018, (0.4)% in the year 2017 and 7.2% in 2016. The Brazilian government has in the past taken measures to combat inflation, such as raising the basic Selic interest rate to elevated levels, and public speculation about possible future government actions has had significant negative effects on the Brazilian economy. Although our concession contracts provide for annual adjustments based on inflation indexes, if Brazil experiences substantial inflation in the future, and the Brazilian government adopts inflation control policies similar to those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and could lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

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

Changes in Brazilian tax policies may have an adverse effect on us and our shareholders.

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

There are also bills under discussion at the National Congress of Brazil that may change the way in which taxes are collected in Brazil, including the collection of income tax on dividends, which may adversely affect our shareholders.

In 2020, in response to the global spread of the coronavirus (COVID-19) virus and the resulting disruptions to financials markets and business operations, the Brazilian government has proposed or enacted changes to its tax policies that include both temporary and permanent changes.  The impact of these new rules on us and on our effective tax rate and tax planning is not yet clear.

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

Law No. 10,833 of December 29, 2003, provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our common or preferred shares by a nonresident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADS between nonresidents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADS, this tax law would accordingly result in the imposition of withholding taxes on the disposition of our ADS by a non-resident of Brazil to another non-resident of Brazil.

Item 4. Information on the Company

The Company2

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

As of December 31, 2019, we generated electricity from nineteen (19) hydroelectric plants,  twenty five (25) wind plants and one (1) thermoelectric plant, for a total installed capacity of 5,742.0 MW, of which, approximately 99.7% is derived from renewable sources. Including the installed capacity of generation companies in which we have an equity interest, our total installed capacity is 6,397.8 MW. Our electric power business is subject to comprehensive regulation by ANEEL.

We hold concessions to distribute electricity in 394 of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. As of December 31, 2019, we owned and operated 3,389 km of transmission lines and 199,952.6 km of distribution lines, constituting one of the largest distribution networks in Brazil. Of the electricity volume we supplied in 2019 to our Final Customers:

•	33.8% was to industrial customers;
•	28.1% was to residential customers;
•	19.7% was to commercial customers; and
•	18.4% was to rural and other customers.

Key elements of our business strategy include the following:

•	bringing together sustainable growth, profitability, adequate indebtedness levels and allocation of profits;
•	preparing the Company to go from consumer to client;
•	seeking profitable opportunities related to new businesses and services in the energy sector;
•	managing an integrated and strategic energy portfolio, including strategic partnerships and maximizing synergies and profitability;
•	divesting from non-strategic assets;
•	discipline in allocating capital and technical rigor in planning and implementing projects;
•	achieving the same efficiency standards as the best companies from the energy sector, promoting innovation, investment in technology and optimization of the workforce;
•	ensuring and raising levels of corporate sustainability, environmental, governance, risk management and compliance;
•	developing and implementing a culture based on meritocracy and consequence management towards building high performance teams;

•	seeking greater protagonism in our interaction with regulators and institutions;
•	consolidating a culture focused on safety, health and quality of life.

Our revenues for each of the last three (3) financial years by activity are described in “Item 5. Operating and Financial Review and Prospects —Results of operations for the years ended December 31, 2019, 2018 and 2017”.

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

In September 2017, in order to optimize the management of operating activities, the Company carried out an organizational restructuring of its wholly-owned subsidiary Copel Renováveis S.A., whose activities were absorbed by Copel Geração e Transmissão S.A,

On August 30, 2018, Copel GeT signed a Share Exchange Agreement with Eletrosul with respect to the joint ventures Costa Oeste Transmissora de Energia S.A. (51% - Copel GeT and 49% - Eletrosul), Marumbi Transmissora de Energia S.A. (80% - Copel GeT and 20%- Eletrosul) and Transmissora Sul Brasileira de Energia S.A. (20% - Copel GeT and 80% - Eletrosul). Under this agreement, Copel GeT started holding share of interest of 100% in the joint ventures Costa Oeste and Marumbi, in addition Eletrosul started to hold share of interest of 100% in Transmissora Sul Brasileira. The business combinations occurred on August 31, 2018, date of transfer of the shares. For additional information, see Note 1.2 to our audited consolidated financial statements.

In March 2019, Copel GeT signed a purchase and sale agreement with Centrais Elétricas Brasileiras S.A. and Fundação Eletrosul de Previdência e Assistencial Social - Elos to transfer 100% of the shares issued by SPE Uirapuru Transmissora de Energia SA. In June 2019, Copel GeT took over control of the company.

In order to renew the concession of HPP Gov. Bento Munhoz (or HPP Foz do Areia) for another 30 years, Copel incorporated the special-purpose entity SPE F.D.A. Geração de Energia Elétrica S.A. (“FDA”)and, on March 03, 2020, requested the Ministry of Mines and Energy to apply Federal Decree no. 9,271/2018 (as amended by Federal Decree no. 10,135/2019), which conditions the renewal to the sale of the concession's corporate control in up to 18 months before the end of the current concession. On the same date, FDA signed with ANEEL the Brazilian Electricity Regulatory Agency, the Concession Contract that transfers the concession of the HPP Foz do Areia from Copel GeT to FDA, for the exploration of the plant until the end of the current concession, on September 17, 2023.

On October 18, 2019, Copel GeT, through a consortium with its subsidiary Cutia Empreendimentos Eólicos, participated in the A-6 new energy generation auction, having sold 14.4 average MW of the Jandaíra Wind Complex. The Jandaíra Wind Complex, which has 90.1 MW of installed capacity and 47.6 average MW of assured power, will be built in the northeastern state of Rio Grande do Norte, a region where Copel has other wind generation assets.

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

The following table shows the total electricity we (i) generated through entities in which we hold a 100.0% shareholding stake and the 51.0% and 30,0% of energy generated by Mauá and Baixo Iguaçu Hydroelectric Plants respectively (corresponding to the interest we hold in each of these assets) and (ii) purchased in the last five years, broken down by the total amount of electricity generated and purchased by Copel Geração e Transmissão and our wind farm generation facilities described below (“Wind Farms”) and the total amount of electricity purchased by Copel Distribuição and Copel Comercialização.

	Year ended December 31,
	2019	2018	2017	2016	2015
	(GWh)
Copel Geração e Transmissão(1)
Electricity generated(2)	17,199	18,029	19,583	25,319	24,494
Electricity purchased from Copel Comercialização	155	180	627	-	-
Electricity purchased from others	140	141	428	141	257
Electricity received from the Interconnected System	445	142	425	2	7
Total electricity generated and purchased by Copel Geração e Transmissão	17,939	18,492	21,063	25,462	24,758
Wind Farms(1) (3)
Electricity generated(2)	1,912	1,067	989	1,175	621
Electricity purchased from others	61	-	-	-	295
Total electricity generated and purchased by Wind Farms	1,973	1,067	989	1,175	916
Copel Distribuição
Electricity purchased from Itaipu(4)	5,532	5,726	5,934	5,958	5,941
Electricity purchased from Auction – CCEAR – affiliates	153	92	87	157	215
Electricity purchased from Auction – CCEAR – other	12,361	10,691	9,860	13,387	14,419
Electricity purchased from others(5)	8,093	9,242	10,209	10,361	8,419
Total electricity purchased by Copel Distribuição	26,139	25,751	26,090	29,863	28,994
Copel Comercialização
Electricity purchased from Copel Geração e Transmissão	5,124	2,422	27	-	-
Electricity purchased from others(5)	3,331	4,101	2,644	59	-
Electricity purchased from Spot Market – CCEE	34	2
Total electricity purchased by Copel Comercialização	8,489	6,525	2,671	59	-
Total electricity generated and purchased by Copel Geração e Transmissão, Copel Distribuição, Wind Farms and Copel Comercialização	54,540	51,835	50,813	56,559	54,668

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

	Year ended December 31,
	2019	2018	2017	2016	2015
			(GWh)
Copel Geração e Transmissão(1)
Electricity delivered to Free Customers	4,146	3,960	3,860	3,600	3,921
Electricity delivered to Bilateral Agreements (Copel Comercialização)[1]	5,123	2,969	27	-	-
Electricity delivered to Bilateral Agreements	3,724	5,826	8,477	7,908	6,675
Electricity delivered under auction – CCEAR – affiliates(2)	122	92	86	157	215
Electricity delivered under auction – CCEAR – other(2)	2,215	876	838	3,154	4,391
Electricity delivered to Spot Market – CCEE(2)	(594)	213	1,246	(252)	(640)
Electricity delivered to the Interconnected System	3,203	4,556	6,529	10,895	10,196
Total electricity delivered by Copel Geração e Transmissão	17,940	18,492	21,063	25,462	24,758
Wind Farms(1) (3)
Electricity delivered under auction – CCEAR – affiliates	31	-	-	-	-
Electricity delivered under auction – CCEAR – other	1,288	840	840	842	724
Electricity delivered under auction – CER – other	914	334	357	358	337
Total electricity delivered by Wind Farms	2,233	1,174	1,197	1,200	1,061
Copel Distribuição
Electricity delivered to Captive Customers	19,784	19,594	19,743	22,328	24,043
Electricity delivered to distributors in the State of Paraná	164	279	521	614	699
Spot Market – CCEE(4)...	1,319	2,401	2,510	3,611	910
Total electricity delivered by Copel Distribuição	21,267	22,274	22,774	26,553	25,652
Copel Comercialização
Electricity delivered to Free Customers	2,715	2,096	771	58	-
Electricity delivered to Bilateral Agreements (Copel GeT)	216	180	628	-	-
Electricity delivered to Bilateral Agreements	5,722	4,223	1,254	-	-
Electricity delivered to Spot Market – CCEE	52	26	18	1	-
Total electricity delivered by Copel Comercialização	8,490	6,525	2,671	59	-
Subtotal	49,930	48,465	47,705	53,274	51,471
Losses by Copel Distribuição and Wind Farms5)	2,808	3,370	3,108	3,285	3,197
Total electricity delivered by Copel Geração e Transmissão, Copel Renováveis, Copel Distribuição and Copel Comercialização, including losses	52,738	51,835	50,813	56,559	54,668

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

Generation

As of December 31, 2019, considering only the entities in which we hold a 100.0% shareholding stake and 51.0% and 30.0% of the energy generated by Mauá and Baixo Iguaçu Hydroelectric Plants, respectively (corresponding to the interest we hold in each of these assets), we operated and sold energy through nineteen (19) hydroelectric plants, twenty eight (28) wind plants and one (1) thermoelectric plant, with a total installed capacity of 5,560.0 MW. Our assured energy totaled an average of 2,494.9 MW in 2019. Our generation varies yearly as a result of hydrological conditions and other factors. We generated 19,029 GWh in 2019, 19,121 GWh in 2018, 20,891 GWh in 2017, 27,068 GWh in 2016 and 25,960 GWh in 2015.

Considering the installed capacity of all of the generation companies in which we have an interest (equity or otherwise), our total installed capacity as of December 31, 2019, was 6,397.8 MW.

The generation of electrical energy at our power plants is supervised, coordinated and operated by our Generation and Transmission Operation Center in the city of Curitiba. This operation center is responsible for coordinating the operations related to approximately 100% of our total installed capacity, including some of the plants in which we hold only partial ownership interests.

Hydroelectric Generation Facilities

The following table sets forth certain information related to our main hydroelectric plants in operation during 2019:

Plant	Installed capacity	Assured energy (1)	Placed in service	Concession expires
	(MW)	(GWh/yr)
Foz do Areia	1,676.0	5,284.91	1980	September, 2023
Segredo	1,260.0	5,067.66	1992	November, 2029
Salto Caxias	1,240.0	5,305.06	1999	May, 2030
Capivari Cachoeira(2)	260.0	954.84	1971	January, 2046
Mauá	185.2(3)	883.24	2012	July, 2042
Baixo Iguaçu	105,06(4)	452.89	2019	October, 2049
Colíder	300	1,560.16	2019	January, 2046
Others	102.7	556.30	N/A	N/A

(1) Values used to determine volumes committed for sale.

(2) On January 5, 2016, Copel Geração e Tramissão executed a concession agreement with ANEEL so that it will continue to operate this plant under an operation and maintenance regime until 2046.

(3) Corresponds to 51.0% of the installed capacity of the plant (361.0 MW), corresponding to the interest we hold in this plant,  as we operate this plant through a consortium.

(4) Corresponds to 30.0% of the installed capacity of the plant (350.2 MW), corresponding to the interest we hold in this plant,  as we operate this plant through a consortium.

Governador Bento Munhoz da Rocha Netto (“Foz do Areia” Plant). The Foz do Areia Hydroelectric Power Plant is located on the Iguaçu River, approximately 350 kilometers southwest of the city of Curitiba.

Copel Geração e Transmissão SA (“Copel GeT”) held the concession for the exploration rights of the Governador Bento Munhoz da Rocha Netto Hydroelectric Power Plant (“UHE GBM”), in accordance with the Concession Agreement No. 045/1999, with the term of such concession until September, 2023. On the occasion of the termination of such concession, it is the Federal Government’s responsibility to launch a new competitive bidding process for UHE GBM 's exploration rights, with wide competition between agents in the sector. Decree 9.271/18 allows the Federal Government to grant a new concession contract for a period of up to 30 years to the winning legal entity of the privatization bidding of a public electricity generation service concessionaire under the control of the States.

The Company carried out studies to analyze the feasibility of becoming the winner in the future bidding process, and in the administrators’ assessment, the appetite of foreign investors represents a high risk for Copel, which may not be sufficiently competitive in the event of more efficient agents, or with lower financial cost for investments.

In this context, Copel GeT incorporated FDA and requested ANEEL for the transfer of the public electricity generation service for the plant in question. The transfer of the concession rights of UHE GBM to FDA took place under the terms of ANEEL Authorization Resolution No. 8,578, of February 11, 2020 and the Concession Contract for Generation of Electricity destined to the Public Service between FDA No. 002/2020.

On March 3, 2020, for the purposes of the provisions of Article 1st  §2nd, item II of Decree No. 9.271/2018 (as amended by Decree No. 10.135/2019), Companhia Paranaense de Energia - Copel and Copel Geração e Transmissão S.A. filed a petition with the Ministry of Mines and Energy, through which they expressed their intention to privatize, by means of the sale of FDA’s control, associated with obtaining a Concession Agreement for 30 (thirty) years, counted as from its signing date, for the Governador Bento Munhoz da Rocha Netto Hydroelectric Plant. The petition provided that the privatization bidding, by means of the sale of FDA’s control, will be effected only after the acknowledgement and evaluation of the conditions involved in obtaining the concession rights, especially those related to the payment of the concession rights, in addition to the respective procedures and governance therefore.

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

Our former concession agreement for the Capivari Cachoeira Plant expired on July 7, 2015. Although Copel Geração e Transmissão did not elect to renew the original concession pursuant the 2013 Concession Renewal Law, it participated in the new competitive bidding process and won. On January 5, 2016, Copel GeT executed a concession agreement with ANEEL, allowing it to continue to operate this plant under an operation and maintenance regime until January 5, 2046. We paid a total of R$574.8 million as the signing bonus for this concession and we received an annual generation revenue (AGR) of R$144.1 million from January 5, 2016 to December 31, 2016. This AGR is subject to an annual tariff adjustment. In July 2017, the AGR was adjusted to R$114.1 million for the period from July 2017 to June 2018 pursuant to the ANEEL Resolution No. 2,265/2017, and in 2018 the AGR was adjusted to R$119.2 million for the period from July 2018 to June 2019 pursuant ANEEL Resolution No. 2,421/2018. In 2019 the AGR was adjusted to R$123,7 million for the period from July 2019 to June 2020 pursuant ANEEL Resolution No. 2,587/2019.

The Capivari Cachoeira Plant has 260.0 MW of installed capacity and assured energy of 954.8 GWh/year. Since January 1, 2017, 70.0% of the energy generated by this plant has been allocated in quotas to the regulated market. Copel GeT will no longer bear the hydrological risk for the energy allocated in quotas under the MRE associated with the Capivari Cachoeira Plant.

Mauá. The Jayme Canet Júnior Hydroelectric Power Plant (Mauá Plant) is located on the Tibagi River, in the State of Paraná. It was constructed between 2008 and 2012 by Consórcio Energético Cruzeiro do Sul, in which we hold a 51.0% interest and CGT Eletrosul holds the remaining 49.0%. The facility is located approximately 250 kilometers from Curitiba, in the Municipality of Telêmaco Borba.

Colíder Hydroelectric Power Plant has an installed capacity of 300.0 MW and it is located on the Teles Pires River, in the State of Mato Grosso, between the municipalities of Nova Canaã do Norte and Itaúba, with the municipalities of Colíder and Cláudia are also affected by the reservoir. The construction of the plant began in 2011 and the work was totally concluded in 2019. The first generating unit entered commercial operation on March 9, 2019 and the last unit started operating on December 21, 2019.

Baixo Iguaçu Hidroelectric Power Plant has an installed capacity of 350.2 MW and it is located on the Iguaçu River, in the municipalities of Capanema, Capitão Leonidas Marques, Planalto, Realeza and Nova Prata do Iguaçu, State of Paraná. Baixo Iguaçu HPP is the last large energy project planned for the main Iguaçu and it is located around 30 km downstream from Governador José Richa HPP - the Salto Caxias Hydroelectric Power Plant, which is 100.0% owned by Copel. It was constructed by a consortium in which Copel GeT holds a 30% interest and Geração Céu Azul S.A. holds the remaining 70.0%. This power plant became fully operational on April 10, 2019.In addition to our generation facilities, we have ownership interests in several other hydroelectric generation companies as detailed below.

Between 2004 and 2010, we were required by law to retain a majority of the voting shares of any company in which we obtained an ownership interest. Starting in 2010, it became possible for us to hold non-controlling interests in companies.

The following table sets forth information regarding the hydroelectric generation plants in which we had a partial equity interest as of December 31, 2019:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession expires
	(MW)	(GWh/yr)		(%)
Elejor Facility (Santa Clara, Santa Clara I, Fundão and Fundão I)	246.5	1,229.0	July, 2005 June, 2006	70.0	May, 2037(1) December, 2032
Dona Francisca	125.0	664.9	February, 2001	23.0	August, 2033
SHP Arturo Andreoli (Foz do Chopim)	29.1	178.7	October, 2001	35.8	April, 2030
UHE Baixo Iguaçu	350.2	1,513.72	April, 2019	30.0	August, 2047

 (1) Elejor Facility adhered on January 14, 2015, with the renegotiation of the hydrological risks, which caused the expiration date to be extended from 2036 to 2037.

Elejor Facility. The Elejor Facility consists of the Santa Clara and Fundão Hydroelectric Power Plants, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.5 MW, which includes two smaller hydroelectric generation units installed in the same location. Elejor signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. As of December 31, 2019, we own 70.0% of the common shares of Elejor, and Paineira Participações owns the remaining 30.0%.

Elejor is required to make monthly payments to the federal government for the use of hydroelectric resources, which in 2001 totaled R$19.0 million. This amount is adjusted on an annual basis by the IGP-M Index.

We had a power purchase agreement with Elejor, which provides that we will purchase all of the energy produced by the Santa Clara and Fundão facilities at a set rate until April 2019, to be adjusted annually in accordance with the IGP-M Index.This agreement was terminated, there was no renewal and Elejor is selling the energy in the Free Market. In 2019, Elejor’s net revenues and net profits were R$218.4 million and R$26.1 million, respectively, while in 2018 its net revenues and net profits were R$293.9 million and R$76.3 million, respectively.

Dona Francisca. We own 23.03% of the common shares of Dona Francisca Energética S.A. (“DFESA”). The other shareholders are Gerdau S.A. with a 51.82% interest, Celesc S.A. with a 23.03% interest and Statkraft S.A. with a 2.12% interest. DFESA Hydroelectric Power Plant is located on the Jacuí River in the State of Rio Grande do Sul. The plant began full operations in 2001. In April 2015, we signed a new ten year power purchase agreement with DFESA, valued at R$17.0 million annually, under which Copel purchases 23.03% of DFESA’s assured energy (proportional to Copel’s stake).

In 2019, DFESA’s net revenues and net profits were R$70.1 million and R$42.8 million, respectively, while in 2018 its net revenues and net profits were R$70.1 million and R$43.8 million, respectively.

SHP Arturo Andreoli (“Foz do Chopim” Hydroelectric Plant). The Foz do Chopim Hydroelectric Plant is located on the Chopim River in the State of Paraná. We own 35.8% of the common shares of Foz do Chopim Energética Ltda., the entity that owns the Foz do Chopim Hydroelectric Plant. Silea Participações Ltda. owns the remaining 64.2%. The operation and maintenance of Foz do Chopim Hydroelectric Plant is performed by Copel Geração e Transmissão S.A. Energy supply agreements were executed at an average tariff of R$220.07/MWh. Foz do Chopim Energética Ltda. also had the authorization to operate Bela Vista SHP, a hydroelectric power plant that is located on the same river and has similar capacity, which was transferred to Bela Vista Geração de Energia S.A. (“Bela Vista Geração”), through the ANEEL’s Authorizing Resolution no. 7.802/2019. In 2019, Foz do Chopim’s net revenues and net profits were R$56.9 million and R$38.9 million, respectively, while in 2018 its net revenues and net profits were R$46.6 million and R$36.9 million, respectively.

Wind Farm Generation Facilities

Since 2013 we have been expanding our energy generation capacity and diversifying our energy matrix through the development of renewable energy sources, like the construction and acquisition of wind farms in the State of Rio Grande do Norte. The following table sets forth certain information relating to our wind farm plants in operation as of December 31, 2019:

Plant	Installed capacity	Assured Power	Placed in Service	Concession Expires
	(MW)	(Average MW)
São Bento Energia	94.0	46.3
Boa Vista	14.0	6.3	February, 2015	April, 2046
Olho d'Água	30.0	15.3	February, 2015	May, 2046
São Bento do Norte	30.0	14.6	February, 2015	May, 2046
Farol	20.0	10.1	February, 2015	April, 2046
Palmas	2.5	0.5	November, 1999	September, 2029
Copel Brisa Potiguar Wind Complex	183.6	98.4
Asa Branca I	27.0	14.2	August, 2015	April, 2046
Asa Branca II	27.0	14.3	September, 2015	May, 2046
Asa Branca III	27.0	14.5	September, 2015	May, 2046
Eurus IV	27.0	14.7	August, 2015	April, 2046
Santa Maria	29.7	15.7	April, 2015	May, 2047
Santa Helena	29.7	16.0	May, 2015	April, 2047
Ventos de Santo Uriel	16.2	9.0	May, 2015	April, 2047
Voltália São Miguel do Gostoso I(1)	108.0	57.1
Carnaúbas	27.0	13.1	June, 2015	April, 2047
Reduto	27.0	14.4	June, 2015	April, 2047
Santo Cristo	27.0	15.3	June, 2015	April, 2047
São João	27.0	14.3	June, 2015	March, 2047
Cutia Empreendimentos Eólicos(2)	312.9	126.2
Cutia
Dreen Cutia	23.1	9.6	December, 2018	January, 2042
Dreen Guajiru	21.0	8.3	December, 2018	January, 2042
Esperança do Nordeste	27.3	9.1	December, 2018	May, 2050
GE Jangada	27.3	10.3	December, 2018	January, 2042
GE Maria Helena	27.3	12.0	December, 2018	January, 2042
GE Paraíso dos Ventos do Nordeste	27.3	10.6	January, 2019	May, 2050
Potiguar	27.3	11.5	December, 2018	May, 2050
Bento Miguel
São Bento do Norte I	23.1	9.7	January, 2019	August, 2050
São Bento do Norte II	23.1	10.0	January, 2019	August, 2050
São Bento do Norte III	23.1	9.6	April, 2019	August, 2050
São Miguel I	21.0	8.7	February, 2019	August, 2050
São Miguel II	21.0	8.4	February, 2019	August, 2050
São Miguel III	27.3	8.4	February, 2019	August, 2050

(1) Copel has a 49.0% interest in Voltália São Miguel do Gostoso .

(2)  In January 2019, São Bento do Norte I, II and III began their commercial operations with 100% of their installed capacity, while the São Miguel I,II and III began  their operation with 100% of their installed capacity in February 2019.

São Bento Energia.On February 25, 2015, the four wind farms (Boa Vista, Olho d’Água, São Bento do Norte and Farol) which are part of the São Bento Wind Farm Complex, located in the State of Rio Grande do Norte, began operations. With an installed capacity of 94 MW and assured energy of 46.3 average-MW. In August 2010, 43.7 average-MW of the energy generated at a weighted average price of R$134.40/MWh (annually adjusted by IPCA index) was sold to fifteen distribution concessionaires in ANEEL public auctions. The energy generated by these wind farms is sold through 20-year term contracts.

Copel Brisa Potiguar Wind Complex. On September 15, 2015, Copel concluded the installation of the Brisa Potiguar Wind Complex with an installed capacity 183.6 MW and assured energy of 98,4 average-MW. An assured energy of 57.7 average-MW (from Asa Branca I, Asa Branca II, Asa Branca III and Eurus IV wind farms) was committed under contract to electric power distributors in the alternative energy auction in August 2010 at a weighted average price of R$135.40/MWh (adjusted annually by IPCA inflation index) and an average of 40.7 MW (from WPPs Santa Helena, Santa Maria and Ventos de Santo Uriel) was committed under contract in the 6th Reserve Energy Auction held in August 2011 at a weighted average price of R$101.98/MWh (annually adjusted by the IPCA inflation index). The energy to be generated was sold through 20-year term contracts with payments beginning in April 2015.

Voltália São Miguel do Gostoso I. In June 2014, we negotiated with Voltalia Energia do Brasil Ltda. (Voltalia) the acquisition of a 49.0% interest in the São Miguel do Gostoso I Wind Farm Complex, in the State of Rio Grande do Norte. The São Miguel do Gostoso wind farm complex has 108.0 MW of installed capacity and assured energy of 57.1 average-MW, and its energy was sold in the 4th Reserve Energy Auction at an average price of R$98.92/MWh through 20-year term contracts. In April 2015, we concluded the construction of this wind farm complex and ANEEL, in July and August 2015, classified it as ready for commercial operation. This wind farm complex began production in June 2017 after completion of the necessary transmission lines.

Cutia. Cutia Empreendimentos Eólicos, which is Copel’s largest wind farm business, is divided into two large complexes totaling 312.9 MW of installed capacity: (a) Cutia Complex, composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso dos Ventos do Nordeste), with a total installed capacity of 180.6 MW, 71.4 average MW of physical guarantee and located in the State of Rio Grande do Norte; and (b) Bento Miguel Complex, composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with 132.3 MW of total installed capacity, 58.7 average MW of physical guarantee and located in the State of Rio Grande do Norte, in the same region of other wind farm complexes that belong to us. On October 31, 2014, at the 6th Reserve Energy Auction, we sold 71.2 average MW from the Cutia Complex for R$144.00/MWh (maximum auction price). In addition, at the 20th New Energy Auction (A-5), held on November 28, 2014, we sold 54.8 average MW from the six Bento Miguel wind farms for R$136.97/MWh, through Availability Agreements with a 20-year term.

In December 2018, the wind farms of Cutia, Guajiru and Esperança do Nordeste, all part of the Cutia Complex, began their operations with 100% of their installed capacity. The parks of Jangada, Maria Helena and Potiguar, also part of the Cutia Complex, began their commercial operations in December 2018 with 85%, 54% and 77% of their installed capacity, respectively. On September 20, 2019, according to ANEEL Order No. 2,593 / 2019, the last three generating units of the Maria Helena Wind Power Plant were released. With this, the Cutia Wind Complex became fully operational in 2019.

In January 2019, São Bento do Norte I, São Bento do Norte II began their operations, while in February 2019, São Miguel I, São Miguel II e São Miguel III began theirs. In April 2019, São Bento do Norte III began their operations. With this, the Bento Miguel Complex became fully operational.

Thermoelectric Generation Facilities

The following table sets forth certain information about our thermoelectric plants in operation as of December 31, 2019:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession/ authorization expires
	(MW)	(GWh/yr)		(%)
TPP Araucária	484.1	2,338.92(1)	September, 2002	81.2 (2)	December, 2029
TPP Figueira	20.0	90.2	April, 1963	100.0	March, 2019(3)

(1) The annual assured energy of thermal plants such as Araucária varies depending on the price of natural gas, according to criteria established by the MME.

(2) Held 20,3% by Copel and 60,9% by Copel GeT.

(3) We are currently waiting for the granting authority to amend our concession agreement with respect to TPP Figueira, extending the concession of the thermoelectric plant for another 20 years, pursuant to the Concession Extension Law of 2013

Araucária. We have an 81.2% interest in UEG Araucária Ltda., which owns the Araucária Thermoelectric plant, a natural gas thermoelectric power plant, located in the state of Paraná. The Araucária Thermoelectric plant has 484.2 MW of installed capacity, does not have Availability Agreements currently in force and operates under a business model in which revenue depends on the plant’s operation. When produced, energy will be sold in the Spot Market as directed by the ONS.

As of November 2019, the plant may also have the possibility of being activated in the form of an assignment of energy credits, in accordance with the agreement signed with Petróleo Brasileiro SA - Petrobrás and in accordance with Normative Resolution No. 614/2014 from ANEEL. Based on this agreement, in force until December 31, 2020, the plant may be dispatched outside of out-of-merit-order, and the UTE Araucária gas supplier will inform, weekly, if it will activate the plant. In this scenario, the order will not be at the price of the CVU approved by ANEEL, but at a price agreed between the parties, considering, among other factors, market opportunities and margins considered adequate for the plant's operation, thus enabling recovery fixed cost for the order period.

A gas supply agreement was signed between Petróleo Brasileiro S.A - Petrobras and UEG Araucária Ltda - UEGA. The agreement is valid from February 21th to December 31th, 2020 and it provides for the delivery of up to 2,150,000 cubic meters of natural gas per day, without take-or-pay clauses. As a result, TPP Araucária will remain available to the National Interconnected System - SIN and can therefore be dispatched at the discretion of ONS. However, UEG Araucária signed an amendment to the Transfer of Energy Credits agreement with Petróleo Brasileiro S.A. - Petrobras, in accordance with ANEEL's Normative Resolution No. 614/2014, for the same duration as the gas supply agreement. The amendment will allow the plant to be dispatched out-of-merit-order, and the gas supplier will inform TPP Araucária weekly whether it will activate the plant. In this context, dispatch will not be charged at the CVU approved by ANEEL but at the value agreed by the parties, taking into account, among other factors, market opportunities and margins considered adequate for the operation of the plant, thus enabling the recovery of the fixed cost related to the dispatch period. With an installed capacity of 484 MW, the combined cycle power plant is one of the most efficient in Brazil.

TPP Araucária was activated on March 8, 2020, according to the schedule for the operational week of ONS. The dispatch order is part of the exceptional measures adopted at the meeting of March 4, 2020 by the Electric Sector Monitoring Comittee (“CMSE”) for the recovery of hydroelectric reservoirs in the southern region of the country. The plant's remuneration, therefore, will be based on the Variable Cost per Unit - CVU approved by ANEEL, in the amount of R$681.79/MWh.

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

After the modernization, the plant will have the installed capacity of 20.0 MW with only one generating unit and the physical guarantee of 17.7 MW, so that it is in compliance with Normative Resolution No. 801/2017, which defines a minimum efficiency of 25% for installations with installed capacity up to 50.0 MW.

Expansion and Maintenance of Generating Capacity

We expect to spend R$654.1 million in 2020 to expand and maintain our generation capacity, including participation in new businesses, of which R$118.6 million will be invested in SHP Bela Vista, , R$80.5 million will be invested in the Colíder Hydroelectric Power Plant and R$25.8 million will be invested in the Baixo Iguaçu Hydroelectric Power Plant. The remaining amount will be spent on equipment maintenance, the modernization of the HPP Foz do Areia, the modernization of the Figueira Thermal Power Plant and other projects.

Hydroelectric Power Plant Projects

We have interests in several hydroelectric generation projects. The following table sets forth information regarding our major hydroelectric generation projects under construction.

Facility	Installed capacity	Estimated assured energy (1)	Budgeted completion cost	Beginning of operation	Our ownership	Status
	(MW)	(GWh/year)	(R$million)		(%)
SHP Bela Vista	29	145	200	January, 2024	100.0	Concession granted

(1) Values used to determine volumes committed for sale.

Bela Vista. In August 2018, we participated in the A-6 auction as a member of the Consórcio Bela Vista Geração and sold 14.7 MW of the SHP Bela Vista, at a price of R$195.70 / MWh. With an estimated investment of R$200.0 million, the Bela Vista SHP has 29 MW of installed capacity and 16.6 MW of assured power and is under construction in the Chopim river, in the São João and Verê Municipalities, located in the southwest of the State of Paraná. The energy sales agreement will be in force as of January 1, 2024, for a 30-year term and will be subject to an annual readjustment by the IPCA. The construction of this facility began in the first semester of 2019.

Wind Farm Projects

The following table sets forth information regarding our wind farm projects, all of which currently refer to the Jandaíra wind farm (Complexo Eólico Jandaíra). In October 2019, Copel GeT and its subsidiary Cutia wind farm (Cutia Empreendimentos Eólicos) joined the Auction ANEEL A-6 for new energy generation and sold an average of 14.4 MW from the Jandaíra wind farm for R$98.00 MW/h. We expect to invest R$400 million in this new wind farm, which has an installed capacity equivalent to 90.1 MW and a physical guarantee equivalent to 47.6 MW. The Jandaíra wind farm will be built in the state of Rio Grande do Norte, and, as other wind farm assets of Copel are located in the same region, we believe that this project may benefit from operational synergies related to our projects that are already operating.

The amount of energy sold in October 2019 corresponds to 30% of the project’s physical guarantee. Pursuant to the power purchase agreement executed in connection with the above, such amount of energy shall be supplied as from January 1, 2025, this agreement will be in force for 20 years and prices will be adjusted pursuant to the IPCA index. Any additional energy generated by the Jandaíra wind farm will be negotiated in the Free Market.

Wind Farm	Installed capacity	Estimated Assured Power	Budgeted completion cost	Beginning of commercial operation	Our ownership	Concession expires
	(MW)	(Average MW)	(R$million)		(%)
Jandaíra	90.1	47.6	400.0	January 1, 2025	100.0	April 2055
Jandaíra I	10,4	5.3	-	January 1, 2025	100	April 2055
Jandaíra II	24,3	13.5	-	January 1, 2025	100	April 2055
Jandaíra III	27.7	14.6	-	January 1, 2025	100	April 2055
Jandaíra IV	27.7	14.2	-	January 1, 2025	100	April 2055

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

Proposed Projects(1)	Estimated Installed Capacity	Estimated Assured Energy	Our Ownership
	(MW)	(GWh/yr)	(%)
HPP São Jerônimo	331.0	1,560.2	41.2
WPP Complexo Alto Oriente	60.0	247.5	100.0
HPP Salto Grande	47.0	235.8	99.9
SHP Salto Alemã	29.0	173.8	19.0
TOTAL	467.0	2,217.3	-

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

Since 2017, Santa Clara Indústria de Pasta e Papel Ltda. (“Santa Clara”) had demonstrated that it had no interest in maintaining the partnership with COPEL in Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (“Dois Saltos”), a company that owns the rights to exploit SHP Dois Saltos. In October 2017, Santa Clara made an offer for the entire stake held by COPEL in Dois Saltos. After engaging an independent consulting firm in January 2018 and determining the fair value of its stake in Dois Saltos, COPEL presented to Santa Clara its terms for reaching an agreement. In October 2018, Santa Clara adjusted its proposal, based on the conditions and price requested by COPEL. This proposal was accepted by the Board of Directors of COPEL in November 2018, and a share purchase agreement was signed by the parties in December 2018. The closing of the transaction, with the settlement of the amounts provided for in the contract and transfer of quotas, occurred in the first half of 2019.

In 2020, we plan to bid for concessions to construct and operate new hydroelectric and solar photovoltaic plants or wind farms in power auctions in the regulated market for new generation projects. We are studying the feasibility of our participation in the hydroelectric, wind farms and solar photovoltaic projects planned to be listed in the auctions of 2020, or sell the energy in the unregulated electricity market (Free Market). We will also conduct studies of new hydroelectric power plants. For instance, we have partnered with BE - Empresa de Estudos Energéticos S.A., Minas PCH S.A.and SILEA Participações Ltda.to develop studies in the lower region of the Chopim River, which may lead to the development of another four (4) hydroelectric projects.We are also conducting studies related to future government auctions for wind farms, solar photovoltaic and hydropower plants, small hydroelectric plants and thermoelectric power plants in which we may eventually participate. Other renewable energy projects under study or development include the use of municipal solid waste in power generation, and thermosolar energy. For instance, since 2017, Copel has conducted solarimetric measurements in two solarimetric stations located in areas leased by Copel Brisa Potiguar. The development of solar energy projects in such areas is still under analysis and the corresponding studies are expected to be concluded as to be able to submit such projects to energy auctions in 2020.

We are also developing studies for the implementation / acquisition of projects related to Generation Distribution, Biomass (sugar cane and forest residues), Biogas and Natural Gas. In addition to energy generation projects, investment opportunities in new energy transmission assets whose concession will be auctioned by the Federal Government or existing assets that have synergy with the Company's current portfolio are also being studied.

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

The following table sets forth certain information concerning our transmission and distribution grids on the dates presented.

	As of December 31,
	2019	2018	2017	2016	2015
Transmission lines (km):
230 kV and 500 kV	3,074.6	3,025.4	2,691. 8	2,514.0	2,398.8
138 kV	13.4	7.2	7.2	7.2	7.2
69 kV(1)	-	-	-	-	-
Distribution lines (km):
230 kV(2)	-	-	-	165.5	129.6
138 kV	6,506.7	6,264.8	5,935.0	5,970.3	5,866.6
69 kV	755.6	751.2	866.4	695.4	695.3
34.5 kV	85,734.5	85,185.2	84,639.2	84,071.3	83,347.4
13.8 kV	106,955.7	106,172.4	105,510.6	104,556.0	103,488.2
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV)(3)	23,860.2	22,825.1	22,849.3	22,535.4	21,727.2
Generation (step up) substations	6,691.0	6,355.0	6,335.0	6,335.0	6,312.4
Distribution substations (34.5 kV)	1,545.8	1,502.3	1,537.9	1,488.5	1,517.2
Distribution transformers	13,800.9	13,404.6	12,956.9	12,548.2	12,032.7
Total energy losses(4) (5)	7.0%	8.3%	7.8%	8.1%	7.8%

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

(4) Percentage of losses on the energy injected in the distributor (technical and non-technical losses on injected energy). Does not consider losses in the basic network.

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

Transmission

Our transmission system consists of all our assets of 230 kV and greater and a small portion of our 69 kV and 138 kV assets, which are used to transmit the electricity we generate and the energy we receive from other sources. In addition to using our transmission lines to provide energy to customers in the State of Paraná, we also transmit energy through the Interconnected Transmission System. Two companies owned by the federal government, Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – CGT Eletrosul and Furnas, also maintain significant transmission systems in the State of Paraná. Furnas is responsible for the transmission of electricity from Itaipu, while CGT Eletrosul’s transmission system links the states in the south of Brazil. Copel, like all other companies that own transmission facilities, is required to allow third party access to its transmission facilities in exchange for compensation at a level set by ANEEL.

Currently, we carry out the operation and maintenance of 3,382 km of transmission lines, forty one (41) substations in the State of Paraná and two (2) substation in the State of São Paulo. In addition, we have partnerships with other companies to operate 4,028 km of transmission lines and seven (7) substations through special purpose companies (SPCs).

The table below sets forth information regarding our transmission assets in operation:

Subsidiary / SPC	Transmission Lines	TL Extension (km)[5]	Number of Substations	Concession Expiration Date	Our Ownership	APR ¹ (R$million)
COPEL GeT	Main Transmission Concession(1)	2,026	34	December, 2042	100.0%	469.5
COPEL GeT	TL Bateias - Jaguariaiva	137	-	August, 2031	100.0%	10.9
COPEL GeT	TL Bateias - Pilarzinho	32	-	March, 2038	100.0%	1.1
COPEL GeT	TL Foz - Cascavel Oeste	116	-	November, 2039	100.0%	12.5
COPEL GeT	Cerquilho III Substation	-	1	October, 2040	100.0%	5.1
COPEL GeT	TL Londrina – Figueira Foz do Chopim – Salto Osório	102	-	August, 2042	100.0%	6.1
COPEL GeT	TL Assis – Paraguaçu Paulista Paraguaçu Paulista II Substation	83	1	February, 2043	100.0%	8.2
COPEL GeT	Curitiba Norte Substation TL Bateias – Curitiba Norte	31	1	January, 2044	100.0%	9.9
COPEL GeT	Realeza Sul Substation TL Foz do Chopim- Realeza Sul	52	1	September, 2044	100.0%	7.8
COPEL GeT	TL Assis – Londrina	122	-	September, 2044	100.0%	20.4
COPEL GeT	TL Araraquara II – Taubaté	334	-	October, 2040	100.0%	31.4
COPEL GeT	TL Baixo Iguaçu – Realeza TL Curitiba Centro - Uberaba	46	3	April, 2046	100%	79.0
Uirapuru (Copel GeT – 100%)(2)	TL Ivaiporã - Londrina	120	-	March, 2035	100%	32.4
Costa Oeste (Copel GeT – 100%)	LT Cascavel Oeste - Cascavel Norte TL Cascavel Norte - Umuarama Sul	152	1	January, 2042	100%	12.5
Marumbi (Copel GeT – 100%)	TL Curitiba – Curitiba Leste	29	1	May, 2042	100%	19.5
Subtotal Copel GeT		3,382	43			726.3
Caiuá Transmissora	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	142	2	May, 2042	49.0%(3)	11.6
Integração Maranhense	LT Açailandia-Miranda II	365	-	May, 2042	49.0%(3)	17.1
Matrinchã	TL Paranaíta - Ribeirãozinho	1,005	3	May, 2042	49.0%(3)	91.52
Guaraciaba	TL Ribeirãozinho - Marimbondo	600	1	May, 2042	49.0%(3)	49.5
Paranaíba	TL Barreiras II - Pirapora II	953	-	May, 2043	24.5%(3)	33.5
Cantareira	TL Estreito – Fernão Dias	342	-	September, 2044	49.0%(3)	50.1
Mata de Santa Genebra(4)	TL Araraquara II - Atatiba TL Bateias - Atatiba	621	1		50.1%(3)	80.8
Subtotal SPCs		4,028	7			334.1
Total		7,410	50			1,060.4

(1)Our main transmission concessions encompasses several transmission lines.

(2)In March 2019, Copel GeT signed a purchase and sale agreement with Centrais Elétricas Brasileiras SA and Fundação Eletrosul de Previdência e Assistencial Social - Elos to transfer 100% of shares issued by SPE Uirapuru Transmissora de Energia S.A.. In June, 2019 Copel GeT took over the stake control of the company.

(3) Refers to the equity interest held by Copel Geração e Transmissão.

(4) Refers to transmission lines that are already in commercial operation, representing 66.2% of the project's total RAP

(5)Considers double circuits as a single extension.

Expansion and Maintenance of Transmission Facilities

The construction of new transmission facilities of 230 kV and higher must be awarded in a bidding process or otherwise authorized by ANEEL. We are permitted by ANEEL to make minor improvements to some of the existing 230 kV and 500 kV facilities.

In November 2013, SPC Mata de Santa Genebra Transmissora, a strategic partnership between Copel (50.1%) and Furnas (49.9%), won the right to build and operate 847 km of transmission lines and three substations in the States of Paraná and São Paulo. The construction schedule of the Mata de Santa Genebra project was affected by successive vandalism events, which resulted in the collapse of towers and theft of aluminum cables in transmission lines already installed and commissioned, in different sections of the project. On February 25, 2019, all the stages planned for the test run period of the Santa Bárbara d’Oeste substation (300MVar/-300MVar static compensator), belonging to the SPE Mata de Santa Genebra, were concluded, allowing the operation of this substation under the commercial operation regime. The Annual Permitted Revenue (APR) related to the Santa Bárbara d’Oeste substation is R$10.8 million. On March 28, 2020 the transmission line 500 kV Araraquara 2 – Itatiba (207 Km of extension), the transmission line 500kV Itatiba –Bateias (414 km of extension) and the Itatiba substation (300 MVar) started the commercial operations. Thus, together with Santa Bárbara d’Oeste substation, the SPC Mata de Santa Genebra is authorized to receive an APR of R$161.3 million, approximately 66.2% of the total APR. The transmission line 500kV Araraquara 2 – Fernão Dias and the Fernão Dias SE are scheduled to become fully operational by May, 2020. The project’s total expected APR is R$243.5 million, of which R$122.0 million related to COPEL's stake, and full receipt is subject to the startup of the other stages of the project.

In November 2015, Copel GeT won ANEEL’s public auction No. 005/2015 for the construction and operation of 188 km of transmission lines in the States of Paraná and Santa Catarina, and three (3) substations in the State of Paraná, with a total capacity of 900 MVA. With an APR of R$116.9 million, the corresponding concession agreement was signed in April 2016, and, except for the transmission line Blumenau – Curitiba Leste, which is still under construction and scheduled to become operational in March 2021, the remaining facilities are already in commercial operation.

The table below summarizes information regarding our transmission assets currently under construction:

Subsidiary / SPC	Transmission Lines	State	Km*	Number of Substations	Our Ownership	Beginning of Operation (expected)
COPEL GeT	TL Curitiba Leste-Blumenau	PR/SC	142	3	100.0%	March, 2021
Subtotal Copel GeT			142	3
Mata de Santa Genebra	TL Araraquara II - Bateias	SP / PR	264	1	50.1%	May, 2020
Subtotal SPC			264	1
Total			406	4

* Proportional to the section under construction.

Distribution

Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 138 kV assets. Higher Voltage electricity is supplied to bigger industrial and commercial customers and lower voltage electricity is supplied to residential, small industrial, and commercial customers in addition to other customers. As of December 31, 2019, we provided electricity in a geographic area encompassing approximately 97% of the State of Paraná and served 4.7 million customers.

Our distribution grid includes 199,953 km of distribution lines, 440,691 distribution transformers and 227 distribution substations of 34.5 kV, 36 substations of 69 kV and 111 substations of 138 kV. During 2019, 75,436 new captive customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas with large concentration of trees in the vicinity of the distribution grid.

We have two (2) captive customers that are directly supplied with energy at a high voltage (69 kV and above) through connections to our distribution lines. These customers accounted for approximately 0.7% of the total volume of electricity sold by Copel in 2019.

We are also responsible for expanding the 138 kV and 69 kV distribution grid within our concession area to meet any future demand growth.

On October 16, 2019 Copel Distribuição launched a program to modernize its distribution grid called “Transformation Program” (Programa Transformação). The Transformation Program is comprised of three projects: “Total Reliability” (Confiabilidade Total), “Three-phase Paraná” (Paraná Trifásico) and “Smart Grid Copel”. The goal is to improve infrastructure, particularly in rural areas, in order to enhance quality of energy supply and reduce supply restoration period in case of power outages. With investments of up to R$2.9 billion until 2025, which shall compose the Regulatory Remuneration Base, the Transformation Program involves the construction of approximately twenty-five 25,000 kilometers of power grids, 15,000 new automated power connections and the setting up of smart grid technology in the State of Paraná.

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

Losses in the basic network are calculated monthly by the CCEE as the difference between the total generation and the energy effectively delivered to the distribution networks. The total losses from our distribution grid are calculated as the difference between the energy allocated to the system and the energy supplied to the customers.

Our total energy distribution losses (including transmission system, technical and commercial losses) totaled 8.4% of the total energy amount available in 2019, being (i) 1.4% related to losses in the basic network, (ii) 6.0% of technical losses and (iii) 1.0% of non-technical losses.

ANEEL grants the transfer of all energy losses to the final consumers when the real losses are less than regulatory losses. The calculation is made within the regulatory period, that is different from a civil year, and thereby we will know the result just in the next tariff adjustment, in June 2020. But our simulation indicates that in the civil year, from January through December 2020, we will have all losses transferred to the final consumers.

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

Quality of supply indicator	2019	2018	2017	2016	2015
DEC – Duration of outages per customer per year (in hours)	09h07min	10h19min	10h28min	10h49min	13h40min
FEC – Frequency of outages per customer per year (number of outages)	6.02	6.22	6.83	7.23	8.33

We comply with the quality indicators defined by ANEEL for 2019, which penalizes power outages in excess of an average number of hours per customer, in each case calculated on an annual basis. These limits vary depending on the geographic region, and the average limit established by ANEEL for our distribution company was 9 hours and 07 minutes of outages per customer per year, and a total of 6.22 outages per customer per year. Failure to comply with these predetermined standards with a Final Customer results in a reduction of the amount we can charge such Final Customer in future periods.

In addition, quality target indicators are taken into consideration by ANEEL during distribution concession renewal proceedings, and also influence ANEEL’s calculation of our tariff adjustments. For more information, see “Distribution Concessions” and “Distribution Tariffs”.

Purchases for the captive market

The following table contains information concerning volume, cost and average tariff for the main sources of the electricity we purchased for the captive market in the last three years.

Source	2019	2018	2017
Itaipu
Volume (GWh)	5,533	5,726	5,934
Cost (R$millions)	1,317	1,272.2	1,118.0
Average tariff (R$/MWh)	238	222.18	188.41
Angra
Volume (GWh)	979	1,009	1,023
Cost (R$millions)	248	250.3	231.7
Average tariff (R$/MWh)	253	248.07	226.49
CCGF
Volume (GWh)	6,274	6,520	7,271
Cost (R$millions)	642	593.0	447.5
Average tariff (R$/MWh)	102.32	90.95	61.55
Auctions in the regulated market
Volume (GWh)(1)	12,515	10,783	9,860
Cost (R$millions)(2)	2,257	2,080.8	2,014.8
Average tariff (R$/MWh)	180.34	192.97	204.34

(1) These numbers do not include assignments related to MCSD-EN and MVE.

(2) These numbers do not include short-term energy purchased through the CCEE.

Itaipu

We purchased 5,533 GWh of electricity from Itaipu in 2019, which constituted 11.3% of our total available electricity in 2019 and 21.1% of Copel Distribuição’s total available electricity in 2019. Our purchases represented approximately 9.2% of Itaipu’s total production. Distribution companies operating under concessions in the midwest, south and southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars, and have been set for 2020 at US$28.41 per kW per month.

In 2019, we paid an average tariff of R$237.94/MWh for energy from Itaipu, compared to R$227.03/MWh in 2018. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

ANGRA

Because Eletronuclear renewed the generation concession of Angra under the 2013 Concession Renewal Law, the energy generated by Angra is no longer sold in auctions in the regulated market. Rather, under the 2013 Concession Renewal Law, this energy is sold to distributors in accordance with the quota system established by said law. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry”. As a result, Copel Distribuição was legally required to purchase 979 GWh from Angra in 2019, 1,009 GWh from Angra in 2018 and 1,023 GWh in 2017.

Assured Power Quota Contract – CCGF

Under the 2013 Concession Renewal Law, certain generation concessionaires renewed their concession contracts, and therefore these concessionaires no longer sell the energy produced by these generation facilities at auctions in the regulated market. Rather, this energy is sold to distribution companies in accordance with the quota system established by the 2013 Concession Renewal Law. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry”. Copel Distribuição is obligated to purchase energy from these generation concessionaires that have renewed generation concessions under this quota system. Copel Distribução was legally required to purchase 6,274 GWh in CCGF contracts in 2019, 6,520 GWh in CCGF contracts in 2018 and 7,271 GWh in CCGF contracts in 2017.

Auctions in the Regulated Market

In 2019, we purchased 12,514 GWh of thermoelectric and hydroelectric energy through auctions in the regulated market. This energy represents 48% of the total electricity purchased by the Copel Distribuição. For more information on the regulated market and the Free Market, see “Item 4. Information on the Company—The Brazilian Electric Power Industry”.

Sales to Captive Customers

During 2019, we supplied approximately 98.6% of the energy distributed directly to Captive Customers in the State of Paraná. Our concession area includes nearly 4.7 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, located in the south of the State of Paraná. During 2019, the total power consumption of our Captive Customers was 19,784 GWh, a 1.0% increase as compared to 19,594 GWh during 2018.

	Year ended December 31,
Categories of purchaser	2019	2018	2017	2016	2015
	(GWh)
Industrial customers	2,648	2,935	3,254	5,753	6,929
Residential	7,499	7,238	7,126	6,932	6,957
Commercial	4,730	4,652	4,651	5,059	5,530
Rural	2,361	2,288	2,257	2,180	2,256
Other(1)	2,546	2,481	2,455	2,404	2,371
Total(2)	19,784	19,594	19,743	22,327	24,043

(1) Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.
(2) Total GWh does not include our energy losses.

Sales to Free Customers

                We operate in the Free Energy Contracting Environment (“ACL”) through our wholly owned subsidiaries Copel Geração e Transmissão and Copel Comercialização. As of December 31, 2019, we had 425 Free Customers (of which 375 were customers of our energy trading company and 50 of Copel GeT), representing approximately 5.7% of our consolidated operating revenue and approximately 13.8% of the total quantity of electricity sold by us. During 2019, the total power consumption of our Free Customers was 6,860 GWh, a 13.3% increase as compared to 6,055 GWh during 2018.

	Year ended December 31,
Categories of purchaser	2019	2018	2017	2016	2015
	(GWh)
Industrial customers	6,352	5,728	4,435	3,821	3,894
Commercial	508	327	196	2	12
Total	6,860	6,055	4,631	3,823	3,906

The following table sets forth the number of our Final Customers, considering both Captive and Free Customers, in each category as of December 31, 2019.

Category	Number of Final Customers
Industrial	72.328
Residential	3,825,989
Commercial	406,856
Rural	349,914
Other(1)	58,578
Total	4,713,665

(1) Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.

Industrial and commercial customers accounted for approximately 12.2% and 20.8%, respectively, of our total revenues from sales to Final Customers during 2019. In 2019, 31.8% of our total revenues from energy sales were from sales to residential customers.

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

The following table sets forth the average tariffs for each category of final customer in effect in 2019, 2018 and 2017.

Tariffs	2019	2018	2017
	(R$/MWh)
Industrial	488.78	767.87	389.04
Residential	504.36	505.08	425.26
Commercial	574.41	527.31	419.27
Rural	466.9	345.80	286.96
Other customers	364.49	375.99	311.37
All Final Customers	534.32	514.94	387.90

Low-income Residential Customers. Under Brazilian law, we are required to provide low level rates to certain low-income residential customers (“Low-income Residential Customers”). In December 2019, we served approximately 292,173 low-income residential customers. For servicing these customers, in 2019 we received an approximately R$70.3 million grant from the Brazilian Federal Government, which was approved by ANEEL.

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

Transmission Tariffs. A transmission concessionaire is entitled to annual revenues based on the transmission network it owns and operates. These revenues are annually readjusted according to criteria stipulated in the concession contract. We are directly a party to twelve (12) transmission concession contracts, eleven (11) of which are in the operational stage and one (1) of which includes a transmission line that is still under construction. Not all of the transmission concession contracts employ the same revenue model. 1.5% of our transmission revenues are updated on an annual basis by the IGP-M and the other 98.5% are subject to the tariff review process.

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

Of all our transmission concessions in operational stage, our main transmission concession (which involves our main transmission facilities) accounted for about 71% of our gross transmission revenues in 2019.In addition, we have ten (10) concession agreements for transmission lines and substations in operation and one (1) partially in operation, which correspond to an aggregate of 29% of our transmission revenues. The amount of revenues we are entitled to receive pursuant to one (1) of these contracts is updated on an annual basis by the IGP-M and is not subject to the tariff review process, but, pursuant to the terms set forth in this agreement, our revenues were reduced by 50% starting in June 2018. Other ten (10) agreements revenues are subject to the tariff review process and adjustments by the IPCA.

In relation to our main concession agreement, on April 22, 2016, Ordinance No. 120/2016 of the Ministry of Mines and Energy determined that the amounts ratified by ANEEL related to the non-depreciated transmission assets existing on May 31, 2000 (Existing Basic Network System “RBSE”) should be incorporated to the Regulatory Remuneration Base, and that their cost of capital should be added to APR. The Ordinance also determined that the cost of capital would be composed of compensation and depreciation installments, plus related taxes, and recognized as of the 2017 tariff revision process, with adjustments and revisions in accordance with contractual conditions.

Also pursuant to the above mentioned Ordinance, the cost of capital not incorporated between the concessions’ extensions and the 2017 tariff revision process should be restated at the real cost of own capital of the transmission segment defined by ANEEL (10.4%) and, after the tariff revision process, it should be remunerated at the Weighted Average Cost of Capital (WACC) of 6.6%, also defined by that agency.

On May 9, 2017, ANEEL approved the result of the inspection of the appraisal report of the transmission assets existing on May 31, 2000 (RBSE and Other Transmission Facilities - RPC) related to our main transmission concession agreement. The Agency recognized the amount of R$667.6 million as the net value of the assets for the purposes of indemnification as of December 31, 2012. As of December 31, 2017, the net value of those assets for the purposes of indemnification amounted to R$1,418.4 million.

On June 27, 2017, ANEEL approved the Annual Permitted Revenue (Receita Anual Permitida, or APR) of the transmission assets of Copel GeT for the 2017/2018 cycle, including the commencement of receipt of the RBSE indemnification of our main transmission concession agreement.

In 2017(i) our main transmission concession agreement was adjusted by the IPCA and by the portion related the commencement of receipt of the RBSE indemnification (average increase of 151.3%) (ii) one of our transmission concession agreements was adjusted by the IPCA and improvements to the system were approved by ANEEL (average increase of 3.7%), (iii) six transmission concession agreements were adjusted by the IPCA (3.6%), (iv) one transmission concession agreement was adjusted by the IGP-M (1.6%), and (v) one transmission agreement became operational in August 2017, adding R$18.9 million of annual permitted revenues. As a result, the annual permitted revenues for the 2017/2018 cycle for our transmission assets reflected an increase of 121.2% over our annual permitted revenues for the 2016/2017 cycle.

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

The APR of concession No. 075/2001 was reduced by approximately 30.5%, as a result of a 50% reduction of the APR starting at the 16th anniversary of commercial operation, which occurred during the 2018/2019 cycle. Two of our concession agreements (022/2012 and 002/2013) were subject to a periodic review, which resulted in a lower APR in connection with increasing revenues related to strengthening works.

In June 2019, ANEEL approved the APR for the 2019/2020 cycle, considering (i) an adjustment of relevant amounts by the IGP-M and IPCA xes, and (ii) the expansion of our transmission system with strengthening works and revenues from other works classified as improvement measures.

The table below shows our APR (R$ million) for the last four cycles of transmission lines over which we hold a 100% ownership:

Contract	Transmission Line / Substation	Jul. 2019 Jun.2020	Jul. 2018 Jun. 2019	Jul. 2017 Jun. 2018	Jul.2016 Jun.2017
				APR (R$ million)
060/2001	Main Transmission Concession(1)	469.5	450.4	482.7	192.1
075/2001	Bateias – Jaguariaiva	10.9	13.5	19.4	19.1
006/2008	Bateias – Pilarzinho	1.1	1.1	1.0	1.0
027/2009	Foz do Iguaçu - Cascavel Oeste	12.5	11.9	11.6	11.2
015/2010	Cerquilho III	5.1	4.8	4.7	4.5
022/2012	Foz do Chopim – Salto Osório	6.1	5.8	5.8	5.6
002/2013	Assis-Paraguaçu Paulista II SE Paraguaçu Paulista II	8.2	7.9	7.7	7.7
005/2014	Bateias – Curitiba Norte	9.9	9.5	8.7	8.4
021/2014	Foz do Chopim - Realeza(2)	7.8	7.5	7.3	7.1
022/2014	Assis – Londrina(3)	20.4	19.5	18.9	-
010/2010	Araraquara 2 – Taubaté(4)	31.4	30.0	-	-
006/2016	Baixo Iguaçu – Realeza Curitiba Centro - Uberaba	79.0	-	-	-
Total		661.9	561.9	567.8	256.7

(1) Our main transmission concessions encompasse several transmission lines.

(2) This transmission line became operational in January 2017.

(3) This transmission line became operational in August 2017.

(4) This transmission line became operational in July 2018.

Other Businesses

Telecommunications

Copel Telecomunicações S.A. Pursuant to an authorization from the Brazilian National Telecommunication Agency, Agência Nacional de Telecomunicações (“ANATEL”), we provide telecommunication services within the States of Paraná and Santa Catarina. We have been offering these services since August 1998 through the use of our fiber optics network (totaling 35.1 thousand km of fiber optic cables by the end of 2019). In addition we have been involved in an educational project aimed at providing broadband internet access to public elementary and middle schools in the State of Paraná.

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

Sercomtel. We own 45% of the stock of Sercomtel Telecomunicações S.A. (“Sercomtel”). Sercomtel holds a concession to provide fixed telephony services and an authorization to provide mobile services in the municipalities of Londrina and Tamarana, located in the State of Paraná. In addition, Sercomtel has two (2) other authorizations from ANATEL that allow it to provide fixed telephony and broadband internet services in all other municipalities of the State of Paraná. Currently, Sercomtel operates with its own network in fifteen (15) municipalities of the State of Paraná, providing voice services and fixed broadband. Pursuant to a commercial agreement between COPEL and Sercomtel in force since March 2012, Sercomtel can provide voice services over COPEL’s network in one hundred and eighty three (183) cities within the State of Paraná, including Curitiba.

As of December 31, 2019, Sercomtel provided a total of 232.2 thousand accesses in fixed telephone services, 53.8 thousand mobile accesses and 89 thousand fixed broadband accesses in operation.

In addition to the telecommunications business, Sercomtel S.A. – Telecomunicações currently holds the following equity interest: (i) 100% of the capital stock of Sercomtel Participações, a company whose purpose is to provide added value services, design, deploy and maintain internet service providers, operate a service center for users of telecommunications services, offer integrated IT solutions, among others activities; and (ii) 18.92% (common shares) and 18.73% (preferred shares) of the capital stock of Companhia de Tecnologia e Desenvolvimento S.A., a mixed capital company incorporated from the transformation of Sercomtel Contact Center S.A. in accordance with Law No. 12,912 of September 12, 2019, approved and sanctioned by the City Council and the Municipality of Londrina, respectively. In addition, Sercomtel Participações S.A. holds 10% (common shares) of the capital stock of Sercomtel Iluminação S.A., a company that provides public lighting maintenance services in the city of Londrina, State of Paraná. In September 2017, pursuant to Decision (Acórdão) no. 366, ANATEL determined that Sercomtel was not in compliance with certain financial indicators set forth by the agency in connection with the concessions granted to Sercomtel and required for the company’s operations to continue. As a consequence, ANATEL brought an administrative proceeding against Sercomtel to assess whether the concession and the authorizations granted to this company should be terminated. In March 2019, ANATEL decided to suspend the above mentioned proceeding for a 120-day period, so that Sercomtel could present to the agency alternative plans for meeting the relevant regulatory indicators. Even though this proceeding has not been concluded yet, ANATEL published a bidding notice proposal in September 2019 with respect to the licenses held by Sercomtel. ANATEL’s proposal is subject to review by the Federal Audit Court (Tribunal de Contas da União). If a bidding process is indeed carried out by ANATEL, Sercomtel’s licenses can be forfeited and terminated.

In June 2019, the municipal legislature of Londrina approved the sale of the stake held by the Londrina City Hall as the controlling shareholder of Sercomtel (Municipal Law No 12.871, dated June 12, 2019). In November 2019, the City Hall published the bidding notice for the privatization process of Sercomtel, which provides for the assignment of the City Hall’s preemptive right to subscribe shares in a future capital increase of Sercomtel. This process can result in the dilution of the stake held by the City Hall and Copel in Sercomtel. However, a bid for the sale of such preemptive rights was scheduled for February 5, 2020, and no participants attended. We understand that alternative procedures are under consideration by Sercomtel’s controlling shareholder.

Sercomtel has had losses in previous years and is facing financial difficulties for carrying out its operations, so it may need additional financial contributions from its shareholders. In view of the accumulated losses and uncertainties regarding its operational feasibility, we carried out in 2013 the write-off of this investment in our financial statements.

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

On December 7, 2017, however, the State of Paraná published Supplementary Law 205, introducing a new interpretation of the expiry of the concession, which should have occurred on January 20, 2019. Notwithstanding the new expiration date provided by the state law, this concession has not been subject to neither an extension nor a new bidding process. Pursuant to applicable law, Compagas, as the current concessionaire, may continue to operate the concession until a new concessionaire is appointed.

In addition, the management of Compagas, we and other shareholders are challenging the effects of the aforesaid law, understanding that it conflicts with the provisions of the concession agreement currently in force. Compagas filed a lawsuit challenging the anticipating of the expiration date of such concession and was granted with a provisional remedy on October 30, 2018. A final decision on this lawsuit is still pending. However, such discussion has not yet been concluded and that law continues in force, and the effects of such law on our financial statements for 2019 had to be taken into consideration. For more information, see Note 2.1.1 to our audited consolidated financial statements for December 31, 2019.

Management will continue to make its best efforts to protect the Company interests, aiming to appropriately settle the impacts of the new interpretation given by the concession grantor and find alternatives necessary to maintain the concession in a sustainable manner. For more information see Note 2.1.1 to our audited consolidated financial statements.

Compagas covered 833 kilometers in 2019, increase of 1.1% compared to 824 kilometers covered in 2018. Compagas’s net revenues were R$866.9 million, an increase of 47.3%, compared to 2018 (R$588.5 million), and its net income was R$173.0 million, an increase of R$113.4 million or 190.1% compared to 2018. Compagas’ customers include industries, gas stations, other businesses and residences and Araucária Thermoelectric plan. Compagas is focusing its business strategy on increasing the volume of gas it distributes to customers by marketing the benefits of substituting oil and other fuels by gas as a mean of achieving greater energy efficiency. Compagas’ customer base increased 8%, to 47,238 customers in 2019 from 43,943 in 2018.

Compagas registered an increase of 15% in the average daily volume of natural gas distributed to Final Customers, to 1,368,915 cubic meters per day in 2019 (not including the volume of gas supplied to Araucária Thermoelectric plant) compared to 1,190,302 cubic meters per day in 2018 (not including the volume of gas supplied to Araucária Thermoelectric plant). In addition, Compagas makes its distribution grid available to transport natural gas to Araucária TPP. The volume of natural gas supplied from Petrobras and distributed by Compagas to Araucária TPP, was 68,050 cubic meters per day in 2019, compared tp 5.0 cubic meters per day in 2018.

As of December 31, 2019, we owned a controlling stake (51%) of the capital stock of Compagas and consolidated this equity interest in our financial statements. The minority shareholders of Compagas are Petrobras and Mitsui Gás, each of which owns 24.5% of the capital stock of Compagas.

Gas Exploration

In the 12th bidding round of National Petroleum Agency (Agência Nacional do Petróleo “ANP”), held at the end of 2013, the consortium formed by us (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%), the latter acting as operating company, won the right to explore, research, develop and produce oil and natural gas in four blocks located in the central southern region of the State of Paraná, in a 11,327 km² area. The minimum investment in the first phase of the research is approximately R$78.1 million for a 4-year term. We and our partners have signed the concession contracts for 2 blocks in May 2014. However, because of a public civil action, the first phase of exploration for these two blocks was halted and the signing of the other two concession contracts was prohibited. On June 7th, 2017, a court decision held that all the bidding round and the agreements related thereto should be deemed null and void. Moreover, the Government of the State of Paraná enacted Law No. 19,878 (July 3, 2019), forbidding the exploration of shale gas through the drilling / fracking method.

As a result of the above-mentioned events, our consortium requested ANP to release it from its contractual obligations, with no liabilities and with reimbursement of the signing bonuses, reimbursement of all costs incurred in connection with guarantees and release of such guarantees for the four blocks. Even though this request was submitted to ANP on September 6th, 2017, it is still subject to analysis.  All the activities for the four blocks were interrupted due to the suspension of the effects of the12th bidding round of ANP because of an injunction granted in connection with the above mentioned public civil action, which awaits a decision from the Federal Court of Appeals of the 4th Region. For this reason, in October 2018, the consortium approved the establishment of an institutional arbitration procedure with the ANP for the four blocks awarded in the 12th bidding round of ANP, asking for the refund of the contributions made. Arbitral proceedings have already been initiated.

CONCESSIONS

We operate under concessions granted by the Brazilian government for our generation, transmission and distribution businesses. Under Brazilian law, concessions are subject to competitive bidding processes at the end of their respective terms.

2013 Concession Renewal Law

Until 2013, the Brazilian rules governing generation concessions gave concessionaires the right to renew for additional 20 year concession contracts that were entered into prior to December 11, 2003. For transmission and distribution concessions granted after 1995, concessionaires had the right to renew these contracts for an additional 30-year period.

On September 11, 2012, the Brazilian federal government enacted the Provisional Measure No. 579, subsequently converted into the 2013 Concession Renewal Law, which significantly changed the conditions under which concessionaires are able to renew concession contracts. Under the 2013 Concession Renewal Law, generation, transmission and distribution concessionaires may renew the concessions that were in effect as of 1995 (and, in the case of generation facilities, generation concession contracts entered into prior to 2003) for an additional period of 30 years (or an additional 20-year period in the case thermal plants), provided that the concessionaire agrees to amend the concession contract to reflect a series of new conditions that aim to ensure that services are provided in a continuous and efficient fashion and subject to low tariffs. Under the 2013 Concession Renewal Law, concessionaires must decide 60 months before the end of each concession term (or 24 months with respect to thermal plant concessions that it is 24 months) whether to amend and renew a concession contract or to terminate each concession contract at the end of its respective term.

For concessionaires of generation facilities existing at that time, the 2013 Concession Renewal Law changed the scope of the concession contracts at the moment they were renewed. Previously, a generation concessionaire had the right to sell the energy generated by the facilities subject to its concession for profit. In contrast, generation concessions renewed pursuant to the 2013 Concession Renewal Law do not grant concessionaires the right to sell the energy generated by these facilities. Instead, these concessions only cover the operation and maintenance of the generation facilities, subject to quality standards determined by Brazilian authorities. The energy generated by these facilities are allocated by the Brazilian federal government in quotas to the regulated market, for purchase by distribution concessionaires. For new generation facilities (i.e., generation facilities operated after the 2013 Concession Renewal Law), on the other hand, the concessionaire still has the right to sell the energy produced by the generation facility.

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

Generation Concessions

Of the nineteen (19) hydroelectric plants we operated in 2019, fourteen (14) were operated under the generation concession contracts that were in force prior to the 2013 Concession Renewal Law, and five (5) were operated in accordance with the 2013 Concession Renewal Law (Capivari Cachoeira HPP, Chopim I HPP, Marumbi HPP, Baixo Iguaçu HPP and Colíder HPP). In 2013, 12 of the 13 hydro and thermoelectric generation concessions operated by the Company in 2013 (exception made only to Rio dos Patos HPP) were extended pursuant to the old regime and could be renewed again under the 2013 Concession Renewal Law.

However, at the time the 2013 Concession Renewal Law was enacted, the Company elected not to renew the following generation concessions: Rio dos Patos (2014), Mourão I (2015), Chopim I (2015) and Capivari Cachoeira (2015), all of which had remaining terms of 60 months or less. Please see below for further information on each of these concessions.

Foz do Areia HPP.  Copel Geração e Transmissão did not elect to renew the original concession pursuant the 2013 Concession Renewal Law for the Foz do Areia HPP (Governador Bento Munhoz da Rocha Netto). However, in order to obtain a new concession for the Foz do Areia HPP for another 30 years, Copel GeT transferred the ownership of this HPP to its subsidiary, the SPC F.D.A. Geração de Energia Elétrica S.A (F.D.A) on March 3, 2020, and, on the same date, requested a new concession from the Ministry of Mines and Energy pursuant to Federal Decree no. 9,271/2018 (as amended by Federal Decree no. 10,135/2019), which conditions that, to obtain a new concession, the sale of the concession's corporate control (F.D.A) must occur. On the same date, F.D.A. signed with ANEEL the Concession Contract that transfers the concession of the HPP Foz do Areia from Copel GeT to the F.D.A., for the exploration of the plant until the end of the current concession, on September 17, 2023.

Rio dos Patos HPP. The concession of Rio dos Patos HPP was terminated and not submitted to a further bidding process due to the lack operational conditions.

Mourão I and Capivari Cachoeira HPP. The granting authority submitted the concessions for HPP Capivari Cachoeira and Mourão I to new bidding processes, pursuant to which new agreements should be in force for a 30-year period. Copel GeT was the winner in the bidding process related to HPP Capivari Cachoeira.  With respect to Capivari Cachoeira, although Copel GeT did not elect to renew the original concession for the Capivari Cachoeira HPP, it participated in the new competitive bidding process and won. On January 5, 2016, Copel GeT executed a concession agreement with ANEEL so that it will continue to operate this plant under an operation and maintenance regime until 2046. We paid a total amount of R$574.8 million as signing bonus for this concession agreement. 100.0% of the energy generated by this plant in 2016 was allocated in quotas to the regulated market, and reduced to 70.0% on January 1, 2017. Copel GeT can sell remaining amount of energy generated by this plant on the Free Market or Spot Market.

Chopin I HPP. As the installed capacity of Chopin I HPP does not exceed the 5,000 kW, the concession regime of this plant has been changed to a registration in favor of the Company, valid for an indefinite term.

Figueira TPP. Our concession for the Figueira TPP expired on March 26, 2019. We had filed an extension request with respect to this plant on May 24, 2017, but we are still waiting for the granting authority to amend our concession agreement, extending its term for an additional 20-year period in accordance with the 2013 Concession Renewal Law. This plant has an installed capacity equivalent to 20 MW and subject to a modernization process.

With respect to the concessions granted between 2011 and 2017 with no renewal right attached, we acquired the right to renew only one of the hydroelectric plants (HPP Cavernoso II) for a 30-year period, as a result of an amendment to the 2013 Concession Renewal Law by Law No. 13,360, of November 17, 2016.

In accordance with the 2013 Concession Renewal Law, Copel could have flagged to the granting authority by 2019 its intention to renew the concession of HPP São Jorge. However, Copel elected not to renew such concession and, consequently, it will be able to operate such HPP until December 2024 and request the conversion of this operating regime into a registration regime, as the installed capacity does not exceed 5,000 kW.

As the installed capacity of Chopin I HPP also does not exceed 5,000 kW, the concession regime of this plant has been changed to a registration in favor of the Company, valid for an indefinite term. In addition, pursuant to the same statute, the Company may flag to the granting authority its intention to extend: (i) in 2020, the concession of HPP Apucaraninha; and (ii) in 2021, the concessions of HPP Guaricana and Chaminé. In the event the Company does not request the extension of these concessions, they will be subject to new bidding processes conducted by the granting authority.

Concessions for generation projects granted after December 11, 2003 were not affected by the 2013 Concession Renewal Law and are non-renewable, meaning that upon expiration of their 35-year term, the concession will be granted subject to a new competitive bidding process. In 2019, we had three (3) hydroelectric plants operating in this condition (HPP Mauá, HPP Colíder and HPP Baixo Iguaçu).

The following tables sets forth information relating to the terms as well as the renewals of our main generation hydroelectric, thermoelectric and wind farm plants and all of which we hold a direct ownership interest in:

Hydroelectric Plants	Initial concession date	First expiration date	Extension Date	Final expiration date
Foz do Areia (1)	May, 1973	May, 2003	January, 2001	September, 2023
Apucaraninha	October, 1975	October, 2005	April, 2003	October, 2025
Guaricana	August, 1976	August, 2006	August, 2005	August, 2026
Chaminé	August, 1976	August, 2006	August, 2005	August, 2026
Segredo	November, 1979	November, 2009	September, 2009	November, 2029
Derivação do Rio Jordão	November, 1979	November, 2009	September, 2009	November, 2029
Salto Caxias	May, 1980	May, 2010	September, 2009	May, 2030
Mauá (2)	June, 2007	July, 2042	Not extendable	July, 2042
Colíder(3)	January, 2011	January, 2046	Not extendable	January, 2046
Cavernoso II	February, 2011	February, 2046	Not extendable	February, 2046
Baixo Iguaçu(4)	August, 2012	August, 2047	Not extendable	September, 2049
SHP Bela Vista (5)	May, 2007	January, 2041	Extendable	January, 2071

(1) In March 3, 2020, the concession of Foz do Areia was transferred from Copel GeT to FDA pursuant to ANEEL Authorizing Resolution no. 8.578/2020. Copel GeT owns 100% of FDA Geração de Energia S.A.

(2) Mauá was constructed by Consórcio Energético Cruzeiro do Sul, of which Copel owns 51.0% and Eletrosul owns the remaining 49.0%.

(3) The commercial operations of generation units 1, 2 and 3 of Colíder’s began in March 2019, May 2019 and December 2019, respectively.

(4) Baixo Iguaçu was constructed by Consórcio Empreendedor Baixo Iguaçu, of which Copel owns 30% and Geração Céu Azul the remaining 70%. The commercial operations of generation units 1, 2 and 3 of Baixo Iguaçu’s began in February 2019, Feburary 2019 and April 2019, respectively.

(5) The consortium CBVG, formed by Copel GeT and Foz do Chopim Energética Ltda., won ANEEL Auction No. 003/2018 for SHP Bela Vista. In April 2019, the authorization to operate SHP Bela Vista was transferred from Foz do Chopim Energética Ltda. to Bela Vista Geração de Energia S.A through the Aneel’s Authorizing Resolution no. 7.802/2019. In December 2019, Copel GeT became the owner of 100% of Bela Vista Geração de Energia. This power plant is still under construction.

Thermoelectric Plants	Initial concession date	First expiration date	Extension date	Final expiration date
Figueira	March 1969	March 1999	June 1999	March 2019

Wind Plants	Initial concession date	First expiration date
Asa Branca I	April, 2011	April, 2046
Asa Branca II	May, 2011	May, 2046
Asa Branca III	May, 2011	May, 2046
Nova Eurus IV	April, 2011	April, 2046
Santa Maria	May, 2012	May, 2047
Santa Helena	April, 2012	April, 2047
Ventos de Santo Uriel	April, 2012	April, 2047
Boa Vista	April, 2011	April, 2046
Farol	April, 2011	April, 2046
Olho D'Água	June, 2011	May, 2046
São Bento do Norte	May, 2011	May, 2046
Cutia(1)	January, 2012	January, 2042
Guariju(1)	January, 2012	January, 2042
Jangada(1)	January, 2012	January, 2042
Maria Helena(1)	January, 2012	January, 2042
Palmas	September, 1999	September, 2029
Potiguar(1)	May, 2015	May, 2050
Esperança do Nordeste(1)	May, 2015	May, 2050
Paraíso dos Ventos do Nordeste(1)	May, 2015	May, 2050
São Bento do Norte I(1)	August, 2015	August, 2050
São Bento do Norte II(1)	August, 2015	August, 2050
São Bento do Norte III(1)	August, 2015	August, 2050
São Miguel I(1)	August, 2015	August, 2050
São Miguel II(1)	August, 2015	August, 2050
São Miguel III(1)	August, 2015	August, 2050
Jandaíra I(2)	April, 2020	April, 2055
Jandaíra II(2)	April, 2020	April, 2055
Jandaíra III(2)	April, 2020	April, 2055
Jandaíra IV(2)	April, 2020	April, 2055

(1) Wind plants located at Copel’s Cutia wind farm complex.

(2) The consortium formed by Copel GeT and Cutia Empreendimentos Eólicos S.A.., won ANEEL Auction no. 004/2019 for Jandaíra Wind Complex (I, II, III and IV) and granting process is still ongoing.

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

The following table sets forth information relating to the terms of our generation hydroelectric plants which, once respective original concession period expires, will no longer be subject to a concession regime but rather to a registration proceeding with the ANEEL:

Hydroelectric Plants(1)	Initial concession date	Concession expiration date	Final expiration date
Chopim I	March, 1964	July, 2015	Indefinitely
São Jorge	December, 1974	December, 2024	-
Cavernoso	January, 1981	January, 2031	-
Melissa	May, 2002	Indefinitely	-
Pitangui	May, 2002	Indefinitely	-
Salto do Vau	May, 2002	Indefinitely	-
Marumbi	March, 1956	May, 2018	Indefinitely

(1) Upon the expiration of concessions or authorizations for hydroelectric energy generation with installed capacity equal to or less than 5,000 KW, the relevant projects are subject to a registration regime in accordance with Brazilian Federal Law No. 9,074/1995, as amended by Brazilian Federal Law No. 13,360/2016. The operation of hydroelectric and thermoelectric plans with installed capacity of up to 5,000 KW are not subject to any concession, permission or authorization and require solely the registration with the granting authority.

We also have ownership interests in eleven (11) other generation projects. The following table sets forth information relating to the terms of the concessions of the generation facilities in which we had such partial ownership interest as of December 31, 2019.

Generation Facility	Company	Initial concession date	Expiration date	Extension
HPP Dona Francisca	Dona Francisca Energética SA ‒ DFESA	July, 1979	August, 2033	Possible
HPP Santa Clara	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	October, 2001	May, 2037	Possible
HPP Fundão	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	October, 2001	May, 2037	Possible
SHP Santa Clara I	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	December, 2002	December, 2032	Possible
SHP Fundão I	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	December, 2002	December, 2032	Possible
TPP Araucária	UEG Araucária Ltda.	December, 1999	December, 2029	Possible
HPP Arturo Andreoli	Foz do Chopim Energética	April, 2000	April, 2030	Possible
WPP Carnaúbas	São Miguel do Gostoso I	April, 2012	April, 2047	Not possible
WPP Reduto	São Miguel do Gostoso I	April, 2012	April, 2047	Not possible
WPP Santo Cristo	São Miguel do Gostoso I	April, 2012	April, 2047	Not possible
WPP São João	São Miguel do Gostoso I	March, 2012	March, 2047	Not possible

Transmission Concessions

Pursuant to the 2013 Concession Renewal Law and the terms of our transmission concessions, we have the right to request 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 60 months prior to the expiration of the contract. Our principal transmission concession, from which 71% of our transmission revenues in 2019 derived, has been renewed pursuant to the 2013 Concession Renewal Law, and will therefore now expire in December 2042.

In addition, in 2019, an aggregate of 29% of our transmission revenues derived from eleven (11) other concession contracts for transmission lines and substations that are currently in operation and whose terms and extensions are set forth in the next table. In accordance with the 2013 Concession Renewal Law, each of these contracts can be extended for an additional 30-year period.

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

(1) Facility under construction.

We have ownership interests in ten (10) other transmission projects, through special purpose companies. The following table sets forth information relating to the terms of the concessions of the transmission facilities in which we had such partial ownership interest as of December 31, 2019:

Transmission Facility	Special Purpose Company (SPC)	Initial concession date	First Expiration date	Possibility of Extension	Expected (or final) expiration date
Cascavel Oeste – Umuarama	Costa Oeste Transmissora de Energia S.A	January, 2012	January, 2042	Possible	January, 2072
Umuarama - Guaira............................	Caiuá Transmissora de Energia S.A	May, 2012	May, 2042	Possible	May, 2072
Açailândia Miranda II.....................	Integração Maranhense Transmissora de Energia S.A.	May, 2012	May, 2042	Possible	May, 2072
Curitiba - Curitiba Leste................	Marumbi Transmissora de Energia S.A.	May, 2012	May, 2042	Possible	May, 2072
Paranaíta – Ribeirãozinho................	Matrinchã Transmissora de Energia S.A.	May, 2012	May, 2042	Possible	May, 2072
Ribeirãozinho – Marimbondo II	Guaraciaba Transmissora de Energia S.A	May, 2012	May, 2042	Possible	May, 2072
Barreiras II – Pirapora II	Paranaíba Transmissora de Energia S.A	May, 2013	May, 2043	Possible	May, 2073
Itatiba – Bateias	Mata de Santa Genebra Transmissora S.A	May, 2014	May, 2044	Possible	May, 2074
Estreito – Fernão Dias	Cantareira Transmissora de Energia S.A.	September, 2014	September, 2044	Possible	September, 2074
Ivaiporã – Londrina	Uirapuru Transmissora de Energia S.A.	March, 2005	March, 2035	Possible	March 2065

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
We have complied with the quality indicators for 2019 both with respect to DECi totaling 9.10 in 2019) and FECi (totaling 6.0 in 2019).

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

Free Customers are limited to:

•

as from July 1, 2019, customers with demand of at least 2.5 MW; after January 1, 2020, with demand of at least 2 MW; after January 1, 2021, with demand of at least 1.5 MW; after January 1, 2022, with demand of at least 1.0 MW at any voltage;  and, after January 1, 2023, with demand of at least 500 kW at any voltage; and

•

customers with demand of at least 500 kW that opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants, biomass projects, solar plants and others.

As of December 31, 2019, we had 425 Free Customers (of which 375 were customers of our energy trading company and 50 of Copel GeT), representing approximately 5.7% of our consolidated operating revenue and approximately 13.8% of the total quantity of electricity sold by us.

Without the addition of new contracts in 2019, Copel GeT had 50 Free Costumers as of December 31, 2019. Approximately 17.67% of the megawatts-hours sold under contracts to such customers by Copel GeT expired in 2019. These customers represented approximately 4.88% of the total volume of electricity we sold in 2019, and approximately 4.09% of total net operating revenue from energy sales for that year.

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

All of our activities follow our Sustainability Policy, which integrates corporate planning and sustainability management in order to optimize our financial, social and environmental performance. Also our activities follow our Climate Change Policy, which establishes guidelines for the mitigation of greenhouse gas emission and changes in our business, evaluating risks and opportunities related to climate change.

We request and renew our environmental licenses in accordance with the environmental regulation issued by applicable federal, state and municipal level authorities. We are in compliance with all material environmental regulations and our more recent (post-1986) generation, transmission and distribution projects are in compliance with federal, state and municipal regulations.

Being a signatory to the Global Compact since 2000, we are committed to sustainability. As a founding member of the Brazilian Global Compact Network Committee, created in 2003, we support the movement to disseminate the principles of the Global Compact in promoting effective and consistent articulations between governments, companies and social organizations in favor of social, environmental and economic challenges for sustainability, as well as raising awareness among other Brazilian companies to engage and adopt corporate citizenship as a standard for managing their businesses.

We adopt best market practices to guide and evaluate our performance, and compare practices with global and local references: B3 Corporate Sustainability Index - ISE, Ethos Indicators for Sustainable and Responsible Business Models, and other evaluations and classifications related to ESG (Environmental, Social and Governance) matters.

Through an annual report, we reinforce our commitment to sustainable development and are accountable for our performance related to economic, social, environmental and governance aspects (Integrated Report Copel). This report follows the international guidelines of the Standards model of the Global Reporting Initiative (GRI), and the International Integrated Reporting Initiative (IIRC), and is submitted to independent assurance, to ensure the reliability of the information disclosed.

PLANT, PROPERTY AND EQUIPMENT

Our principal properties consist of the generation and telecommunications facilities described in “Business”. Of the net book value of our total property, plant and equipment as of December 31, 2019 (including construction in progress), generation facilities represented 58.5%, wind farms represented 27.5%, telecommunications represented 7.9%, Elejor represented 3.5%, and Araucária Thermoelectric plant represented 2.7%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

In addition, the infrastructure used by transmission and distribution business is classified as a financial, contract and intangible assets as described in Notes 4.4, 4.5 and 4.9 to our audited consolidated financial statements.

THE EXPROPRIATION PROCESS

Although we receive concessions from the Brazilian government to construct hydroelectric facilities, we do not receive title to the land on which the facilities are to be located. In order for us to construct, the land must be expropriated. The land required for the implementation of a hydroelectric facility may only be expropriated pursuant to specific legislation, after proving its public interest. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of expropriation disputes, with friendly settlements for most of them. As of December 31, 2019, we estimated our liability related to the settlement of such disputes to be approximately R$118.7 million. This amount is in addition to amounts for land expropriation included in each of our hydroelectric facility budgets.

The Brazilian eLECTRIC Power Industry

General

In February 2020, according to Ordinance No. 38/2020, MME approved the Decennial Energy Plan - PDE 2029, which projects that the installed capacity of electricity generation in Brazil will be 221 in  GW in 2029 (not including distributed generation and self-production). It is projected in the 2020 PDE that 81% of this total will be renewable (47% is projected to be hydroelectric and 34% will be alternative sources of energy, such as wind, biomass and small hydroelectric plants), 18% will be thermoelectric, 5% will be solar, and 2% will be nuclear.

As of 2019, approximately 30% of the installed power generating capacity of Brazil is currently owned by Eletrobras (including its wholly-owned subsidiary Eletronuclear and its 50% participation interest in Itaipu). Through its subsidiaries, Eletrobras is also responsible for approximately 45% of the installed transmission capacity equal or above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de Minas Gerais – CEMIG and us, among others.

Principal Regulatory Authorities

Ministry of Mines and Energy – MME

The MME is the primary regulatory institution of the power industry and acts as the Brazilian governmental authority empowered with policymaking, regulatory and supervisory powers.

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

Eletrobras

Eletrobras serves as a holding company for the following federally-owned energy companies: Companhia Hidro Elétrica do São Francisco – CHESF, Furnas Centrais Elétricas S.A., CGT Eletrosul, Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, Companhia de Geração Térmica de Energia Elétrica – CGTEE and Eletrobras Termonuclear S.A. – Eletronuclear, Centro de Pesquisas de Energia Elétrica – Cepel and Itaipu Binacional. Eletrobras manages the commercialization of energy from Itaipu and from alternative energy sources, under the Program for incentive to alternative energy sources (Programa de Incentivo às Fontes Alternativas de Energia – “Proinfa”).

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

•

In 2004, the Brazilian government enacted the New Industry Model Law (Law No. 10,848), in an effort to further restructure the power industry with the ultimate goal of providing customers with a stable supply of electricity at reasonable prices. The New Industry Model Law introduced material changes to the regulation of the electric energy industry, in order to (i) provide incentives to private and public entities to build and maintain generation capacity, and (ii) ensure the supply of electricity in Brazil at low tariffs through a competitive electricity public bidding process. The key elements of the New Industry Model Law include:

o

Ensuring the existence of two markets: (i) the regulated market, a more stable market in terms of supply of electricity, and (ii) a market specifically addressed to certain participants (i.e., Free Customers and energy-trading companies), called the Free Market, that permits a certain degree of competition vis-à-vis the regulated market.

o

Restrictions on certain distribution activities, including requiring distributors to focus on their core business of distribution activities in order to promote more efficient and reliable services to Captive Customers.

o	Elimination of self-dealing by providing an incentive for distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties.
o	Upholding contracts executed prior to the New Industry Model Law, in order to provide regulatory stability for transactions carried out before its enactment.

•

In 2004, Decree No. 5,163 was enacted to governor the purchase and sale of electricity in the regulated market and the Free Market, as well as the granting of authorizations and concessions for electricity generation projects. This decree includes, among other items, rules relating to auction procedures, the form of power purchase agreements and the mechanism for passing costs through to final customers. Among other matters, this decree:

o

provides for the guidelines under which electricity-purchasing agents must contract their electricity demand. Electricity-selling agents must show that the energy to be sold comes from existing or planned power generation facilities. Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.

o

requires electricity distribution companies to contract for 100% of their energy needs primarily through public auctions. In addition to these auctions, distribution companies can purchase limited amounts (up to 10% of their demand) from: (i) generation companies that are connected directly to a distribution company (except for hydroelectric power plants with capacity higher than 30 MW and certain thermoelectric power plants) (ii) electricity generation projects participating in the initial phase of the Proinfa Program, (iii) the Itaipu Power Plant and (iv) quotas from those generation concession contracts extended or subject to a new competitive bidding process in accordance with the 2013 Concession Renewal Law.

o

provides that the MME shall establish the total amount of energy that will be contracted in the regulated market, including the number and the type of generation projects that will be auctioned each year.

o

requires all electricity generation, distribution and trading companies, independent producers and Free Customers to notify MME, by August 1st of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. In advance of each electricity auction, each distribution company is also required to inform MME of the amount of electricity that it intends to contract in the auction. In addition, distribution companies are required to specify the portion of the contracted amount they intend to use to supply potentially Free Customers.

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

•

In 2013, the 2013 Concession Renewal Law was enacted. This statute changed the nature of the concession agreements for generation facilities existing at the time. Prior to 2013, a generation concessionaire had the right to sell the energy generated by the facilities subject to its concession for profit. In contrast, generation concessions for existing generation facilities (including those renewed pursuant to the 2013 Concession Renewal Law) could no longer grant concessionaires the right to sell the energy generated by these facilities. Instead, these concessions started to cover the operation and maintenance of the generation facilities. The energy generated by these facilities was then allocated by the Brazilian federal government in quotas to the regulated market, for purchase by distribution concessionaires. In case of generation facilities created after the 2013 Concession Renewal Law, the concessionaire has the right to sell the energy produced by the facility. For further information, see “Item 4. Information on the Company—Concessions—2013 Concession Renewal Law.”

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

•

In August 2017, Decree No. 9,143/2017 changed the frequency of the auctions for new energy and authorized the distribution companies to negotiate contracts for the sale of energy in the Free Market to Free Consumers and other agents (generators, marketers, and self-producers), provided that these contracts are linked to excess in energy contracted in auctions.

•

In January 2018, Decree No 9,271/2018 regulated the granting of a new energy concession in the event of privatization of an energy generation concession holder that provides public services, in accordance with Law No 9.074, dated July 7, 1995. Pursuant to this decree, the Brazilian Federal Government may grant a new concession contract for a period of up to 30 years to the entity that results from a bidding process for the privatization of a concessionaire previously controlled directly or indirectly by a federal, state or municipal governmental entity. This decree determined that the concessionaire shall request a new concession contract during the remaining period of its concession (up to 60 months counted from the end of the concession). This decree was amended in November 2019 pursuant to Decree No 10,135 in order to reduce the deadline for the concessionaire to request the granting of a new agreement, from 60 months to 42 months counted from the end of the concession and required the privatization process to be concluded no later than 18 months prior to the termination of the prior concession.

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

•

In June 2019, the National Energy Policy Council (Conselho Nacional de Política Energética – CNPE) launched a program pursuant to its Resolution No. 16 to boost the natural gas market and foster competition by promoting free competition and using thermoelectric plants as a vehicle for creating demand for the better use of natural gas from the Pre-Salt layer.

•

In December 2019, MME published the Ordinance No. 465/2019, determining that MME will gradually decrease, over the next years, the power limits to contract electric power by consumers served at any voltage, allowing them to purchase energy from conventional sources, considering the following schedule: (i) from January 1, 2021: consumers with demand equal to or greater than 1,500 kW; (ii) from January 1, 2022: consumers with demand equal to or greater than 1,000 kW; and (iii) January 1, 2023: consumers with demand of 500 kW or more. Furthermore, by January 31, 2022, ANEEL and CCEE shall present studies on the regulatory measures necessary to allow the opening of the Free Market for consumers with electric load below 500 kW.

•

In January 2020, the ONS implemented the Short Term Hydrothermal Dispatch Model (Modelo de Despacho Hidrotérmico de Curtíssimo Prazo - DESSEM), in order to optimize the operations of National Interconnected System (Sistema Interligado Nacional – SIN), and to reduce the difference between the planned dispatch and the one that is actually carried out by taking into account factors related to the electric grid, the operation of hydroelectric power plants, thermoelectric plants and other sector components. The execution of DESSEM meets the schedule set forth in Ordinance MME nº 301, dated July 31, 2019.

Potential New Regulatory Framework

The following potential changes to the Brazilian regulatory framework may have a direct impact in our operations, as our business is subject to comprehensive regulation by various Brazilian legal and regulatory bodies, especially the MME (which proposes sector policies) and  ANEEL (which regulates, supervises and inspects various aspects of our business, including our tariff rates).

•

In February 2018, the MME published on its website a report of the public hearing, reflecting the final proposal for improvements to the energy regulatory framework, which were especially motivated by technological, social and environmental matters, as well as difficulties arising from the current business models. Among the discussed topics, the following stand out:

o

Termination of the quota system applicable to hydropower plants (HPP) concessions that have been extended or granted through competitive biddings, in accordance with Federal Law No. 12,783/2013, and allocation of part of the economic benefit of grants to the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) in order to reduce what is charged to the population;

o	Lowering the minimum thresholds for accessing the Free Market;
o	Approach between the short-term price formation and the operating cost of the system;
o	Whether energy and ballast (currently combined for commercialization purposes) should be segregated;
o	Effects of the migration of consumers to the Free Market;
o	Market for environmental attributes;
o	Attraction of foreign capital for investments in the Brazilian energy sector;
o	More efficient tariff discounts;
o	Allocation of resources from the global reversion reserve to the transmission segment;
o	Guidelines for the use of research and development resources;
o	Modernization of the regulated market; and
o	Reduction of judicial disputes regarding the hydrological risk.
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

•

Another legislative initiative waiting for approval is the Senate Bill No. 10,985/2018 (formerly, Bill No. 209/2015), which addresses the judicial disputes in the short-term energy market known as GSF. This bill is currently under analysis in the Senate.

•

Also, there are initiatives in order to promote the modernization of the energy sector. Ordinance MME No. 187/2019 established a working group in order to develop proposals for the modernization of the energy sector, which released a report in October, 2019 with measures that should be adopted or studied, including topics such as (i) opening of the consumer market; (ii) pricing mechanism for the short-market; (iii) expansion of the Free Market accommodating new technologies and new business models; (iv) Energy Reallocation Mechanism; (v) cost and risk allocation; (vi) introduction of new technologies; and (vii) sustainable distribution services. This working group has been appointed for a 2-year term, which may be extended for 1 additional year.

•

In November 2019, the Brazilian Federal Government submitted to Brazilian Congress Bill No. 5,877, which, among other matters, address the privatization of Centrais Elétricas Brasileiras S.A. - Eletrobras. Such bill determines the privatization of Eletrobras pursuant to a capital increase and public offering of new common shares (that entitle their holders to voting rights), resulting in the dilution of the stake held by the Brazilian Federal Government in Eletrobras.

•

In November 2019, ANEEL submitted a proposed amendment to Resolution No. 482/2012 to a public hearing. This resolution refers to the distribution of micro and mini energy generation. The update of such rules was required in 2015 by Resolution 687/2015 and suggests improvements to the credit compensation system in view of changes to distributed generation in recent years.

•

In December 2019, CNPE approved its Resolution No. 29, pursuant to which (i) it reviewed the general criteria adopted with respect to supply guarantee in studies on offer expansion, planning of the SIN operations, and calculations of energy physical guarantees and power of a generation project. However, MME shall determine the specific thresholds for such criteria, which is used in the calculation of physical guarantees and plans for expansion.

These potential changes to the regulatory framework applicable to the Brazilian Energy Sector may impact our operations in the coming years.

Concessions

The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must participate in a competitive bidding process or must apply to the MME or to ANEEL for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in a specific concession area for a specified period. This period is 35 years for generation concessions granted after 2003, and 30 years for new transmission or distribution concessions. In accordance with the 2013 Concession Renewal Law, generation and distribution concessionaires may renew their concession contracts that were in effect as of 1995 and transmission concessionaires may renew their concession contracts that were in effect prior to and as of 1995 for an additional period of 30 years, provided that the concessionaires agree to amend the concession contracts to reflect certain new terms and conditions established by the law. The 2013 Concession Renewal Law does not impact generation concessions granted after 2003, as they are non- renewable.

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

Electricity purchases are generally made through three types of Bilateral Agreements: (i) Energy Agreements (Contratos de Quantidade de Energia), (ii) Availability Agreements (Contratos de Disponibilidade de Energia) and (iii) allocation of energy quotas, as defined by the ANEEL. Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that its electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, which could interrupt the supply of electricity. In such case, the generator would be required to purchase electricity elsewhere in order to comply with its supply commitments. Under an Availability Agreement, a generator commits to making a certain amount of capacity available to the regulated market. In such case, the generator’s revenue is guaranteed and the distributors must bear the risk of a supply shortage. With respect to the third method (introduced by the 2013 Concession Renewal Law), the plants that have had their concession renewed under the 2013 Concession Renewal Law lost the right to sell their energy, and from now on will only receive compensation under the energy quota system as a result of the operation and maintenance of such facilities. As a result, energy generated by these generation concessionaires are passed on to distributors at a lower cost through quotas that match the size of the markets served.

With respect to the generation plants with expired concessions, which are subject to a new competitive bidding process, the winner of the competitive bidding process may be required to allocate up to 100% of the energy generated by this plant in quotas to the regulated Market depending on the criteria adopted in the relevant auction process.

The estimate of demand from distributors is the principal factor in determining how much electricity the system as a whole will contract. A distributor is obligated to contract all of its projected electricity needs. A deviation in actual demand from projected demand could result in penalties to distributors. In the event of under-contracting, the distributor is penalized directly in an amount that increases as the difference between the amounts of energy contracted for and actual demand increases. An under-contracting distributor must also pay to meet its demand by purchasing energy in the Spot Market.

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

Focusing on the future of the electricity sector, the Ministry of Mines and Energy launched Public Consultation No. 33/2017 with the purpose of obtaining the view of different participants around improvements in the business model of the sector. Issues such as the expansion of the Free Market and removal of barriers to the entry of its participants, hourly energy price, adequate allocation of risks, security of supply and socio-environmental sustainability were discussed. Further regulation is expected for the years to come with bills being discussed in the Brazilian Congress in order to implement reforms in the power sector.  For more information see “Potential New Regulatory Framework”.

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

Since 2004, CCEE has conducted twenty-seven (27) auctions for new generation projects, twenty two (22) auctions for energy from existing power generation facilities, ten (10) auctions for reserve energy in order to increase energy supply security, three (3) auctions from alternative energy sources and thirteen (13) auctions for market adjustments. No later than August 1 of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the five subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and determines which generation companies will participate in the auction. The auction is carried out electronically in two phases.

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

The regulation establishes certain limitations on the ability of distribution companies to pass-through costs to customers, such as no pass-through of costs for electricity purchases that exceed 105% of actual demand.

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

Restricted Activities of Distributors

Distributors in the Interconnected Transmission System are not permitted to (i) engage in activities related to the generation or transmission of electric energy, (ii) hold, directly or indirectly, any interest in any other company, corporation or strategic agreement, or (iii) engage in activities that are unrelated to their respective concessions, except for those permitted by law or the relevant concession agreement. According to Law No. 13,360/2016, distributors are allowed to sell energy to Free Customers. This possibility is regulated by ANEEL through REH No. 824/2018, with the application of the Electricity Surplus Sale Mechanism - MVE.

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

Distribution Tariffs

Distribution tariff rates to final customers are subject to review by ANEEL, which has the authority to adjust and review these tariffs in response to changes in energy purchase costs and market conditions. When adjusting distribution tariffs, ANEEL divides the costs of distribution companies into (i) costs that are beyond the control of the distributor, (“Parcel A costs”), and (ii) costs that are under control of distributors (“Parcel B costs”). ANEEL’s tariff adjustment formula treats these two categories differently.

Parcel A costs include, among others, the following:

•	costs of electricity purchased by the concessionaire to attend Captive Customers, in accordance to the regulatory model in force;
•	charges for the connection to and use of the transmission and distribution grids; and
•	energy sector regulatory charges.

Parcel B costs include, among others, the following:

•	a component designed to pay the distributor for the investments made by the distributor on the concession assets;
•	depreciation costs; and
•	a component designed to compensate the distributor for its operating and maintenance costs.

Each distribution company’s concession agreement provides annual readjustments. In general, Parcel A costs are fully passed through to customers. Parcel B costs, however, are adjusted for inflation in accordance with the IPCA Index, minus the X factor.

Electricity distribution concessionaires are also entitled to periodic tariff revisions (revisão periódica) every four or five years. In these processes, Parcel B is recalculated, taking into account incentives for efficiency, quality improvement and reasonable tariff. These revisions are aimed at (i) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for services provided within the scope of each such company’s concession and (ii) determining the “X factor”. The fifth amendment to our concession agreement, which establishes the renewal of our concession agreement, determines the Periodic Tariff Review every five years.

The X factor for each distribution company is calculated based on the following components:

•

P, based on the concessionaire’s productivity, which is calculated through the productivity of the distribution segment (PTF), determined by the relation between the variation of the billed market and the operating and capital costs, plus the average growth of the billed market and the consumer units of the concessionaire itself;

•	T, based on the trajectory of the concessionaire’s operating costs, measured as the difference between the cost benchmarks established by ANEEL and the concessionaire’s actual operating costs; and
•	Q, based on quality target indicators that measure the interruption of energy supply to final customers, and other quality indicators.

In addition, a distribution concessionaire may request an Extraordinary Tariff Review of its tariffs in case of evident economic-financial imbalance, according to the admissibility criteria established through the Tariff Regulation Procedures (PRORET), sub-module 2.9. Extraordinary tariff adjustments were granted (i) in June 1999 to compensate for increased costs of electricity purchased from Itaipu as a result of the devaluation of the real against the dollar; (ii) in 2000 to compensate for the increase in Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social - COFINS) from 2% to 3%; (iii) in December 2001 to compensate for losses caused by the Rationing Program; (iv) in January 2013, due to the enactment of 2013 Concession Renewal Law; (v) in March 2015, to compensate the costs related to the quotas of the Electric Development Account (CDE) and increased costs with the purchase of energy, and (vi) in March 2017, to compensate the amount unduly included in the tariffs for captive consumers in 2016, referring to the Angra III plant.

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

In 2002, the Brazilian government established the Proinfa Program to encourage the generation of alternative energy sources. Under the Proinfa Program, Eletrobras would purchase the energy generated by alternative sources for a period of 20 years. In its initial phase, the Proinfa Program was limited to a total contracted capacity of 3,300 MW. In its second phase, which should start after the 3,300 MW cap has been reached, the Proinfa Program intends to purchase up to 10% of Brazil’s annual electric energy consumption from alternative sources. The first phase of the Proinfa program commenced in 2004 and it so far has supported the construction of 131 alternative energy plants which is expected to reach the production of 11.2 million MWh. According to a decision of ANEEL, the total investment to the Proinfa Program in 2020 will be R$3.3 billion.

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

CDE

In 2002, the Brazilian government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE Account”). The CDE Account is funded by (i) annual payments made by concessionaires for the use of public assets, (ii) penalties imposed by ANEEL, (iii) the annual fees paid by agents offering electric energy to final customers, by means of an additional charge added to the tariffs for the use of the transmission and distribution grids and (iv) transfer of resources from the Federal General Budget. The CDE Account was originally created, amongst others, to promote the availability of electric energy services to all of Brazil and the competitiveness of the energy produced by alternative sources.

Currently, CDE aims to fund several public policies in the Brazilian electricity sector, such as: universalization of the electricity service throughout the national territory; granting of tariff discounts to various users of the service (low income; rural; Irrigating; public water, sewage and sanitation services; incentive energy generation and consumption, etc.); low tariff on isolated electricity systems (Fuel Consumption Account - CCC); competitiveness of electricity generation from the national coal source; among others. The CDE is managed by CCEE since May, 2017, pursuant to Federal Law No. 13,360/2016. This charge had been substantially reduced by the 2013 Concession Renewal Law (approximately 75% compared to its December 31, 2011 amount) in an attempt to reduce the cost of electricity paid by final customers. The 2013 Concession Renewal Law also allowed the funds from the RGR Fund to be transferred to the CDE Account, provided that the Federal Treasury would also contribute with the CDE Account and permit the funds deposited in the CDE Account to be used in support of the electricity generation program in non-integrated electric grids (sistemas elétricos isolados) as well as to partially offset the increased costs borne by distribution concessionaires for the purchase of energy in the Spot Market as a result of the non-renewal of generation concessions due to the 2013 Concession Renewal Law.

On March 7, 2014, the Brazilian government also permitted the transfer to distribution concessionaires of funds deposited in the CDE Account to cover their respective costs arising from involuntary exposure to the Spot Market in January 2014 as a result of poor hydrological conditions in 2013 and 2014, which mandated the acquisition of thermoelectric energy at higher prices in the Spot Market, costs which distribution concessionaires were not able to pass on to Final Customers through regular Retail Tariffs prior to annual readjustments or formal tariffs periodic revisions made by ANEEL.

                Distribution concessionaires will be able to pass on to its final customer a CDE Account charge, to the extent necessary to repay their respective financing obligations contracted by the CCEE through the ACR Account. See “Regulated Market Account – ACR Account.”

On February 27, 2015, ANEEL approved a significant increase of the CDE fee charged to cover all of these additional costs supported by the CDE Account. ABRACE, an association of Free Customers filed lawsuits to contest the increase of the CDE fee. Since July 2015, the Free Customers associated with ABRACE benefit from an injunction suspending the increase of the CDE fee. Associations of distributors of energy (ABRADEE, with whom Copel Distribuição is associated) also obtained injunctions suspending its obligation to withhold such CDE fees while ABRACE´s and other consumers’ injunction remains in force.

Federal Law No. 13,360/2016 established that the Federal Government must prepare a plan for a structural reduction of the CDE charge until December 31, 2017, and it also provided that the revenues, expenses and beneficiaries of the CDE Account must be published monthly by CCEE, among other changes. As a result, Decree nº 9,642/2018 was published, which determined the gradual reduction, in 5 years, of discounts granted to consumer units classified as Rural and Public Service of Water, Sewage and Sanitation, in Groups A (high voltage) and B (low voltage).

Regulated Market Account – ACR Account.

On April 2014, the Brazilian government created the Regulated Market Account, Conta no Ambiente de Contratação Regulada – Conta-ACR (“ACR Account”), to assist distribution concessionaires to cover their respective costs for the acquisition of thermoelectric energy for the period from February 2014 to December 2014, incurred as a result of poor hydrological conditions. Distributors incurred higher costs as a result of adverse hydrological conditions because they were required to buy thermoelectric energy at higher prices in theSpot Market, and were unable to pass all these costs on to Final Customers prior to a formal tariff periodic revision made by ANEEL. To fund the ACR Account, the Brazilian federal government authorized the CCEE to enter into credit agreements with certain Brazilian financial institutions. An aggregate of R$21.7 billion, composed of nine tranches, was deposited in the ACR Account. Distribution concessionaires have been repaying this loan since 2015 by charging its final customers with additional CDE Account amounts on a monthly basis. At first, the amount deposited in the ACR Account should be repaid by 2020. However, in March 2019, ANEEL authorized CCEE to negotiate with the creditor financial institutions and seek early termination of the corresponding loans, which occurred in September 2019

Itaipu Transmission Fee

The Itaipu Hydroelectric Plant has an exclusive transmission grid and is not part of the Interconnected Transmission System. Companies that are entitled to receive electricity from Itaipu pay a transmission fee in an amount equal to their proportional share of the Itaipu generated electricity.

Use of Water Resources Tax

Holders of concessions and authorizations that allow for the exploitation of water resources must pay a total tax of 6.75% of the value of the energy they generate, which for the purposes of this calculation is based on a rate set by ANEEL. Beginning on January 1, 2020, ANEEL set this rate at R$79.62/MWh. The proceeds of this tax are shared among the states and municipalities where the plant or the plant’s reservoir is located, as well as with certain federal agencies.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The information presented in this section should be read together with our audited consolidated statements of income for the years ended December 31, 2019, 2018 and 2017 that have been prepared in accordance with IFRS as issued by the IASB. For more information see “Presentation of Financial and Other Information” and Note 3 to our audited consolidated financial statements for the year ended December 31, 2019.

OVERVIEW

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment faced periods of instability in recent years, impacting the performance of the Brazilian GDP growth rates, with an increase of 2.3% in 2013 and 0.1% in 2014 and a decrease of 3.8% in 2015. The growth rate was equally negative in 2016, with a decrease of 3.3%. The economic environment showed signs of recovery in 2017, with an increase of 1.0% in growth rate. In 2018 and 2019, the economic environment continued to recover, with an increase of 1.1% and 1.1%, respectively, in growth rate, but mainly due to the uncertainties caused by the Brazilian presidential election, the real hasdepreciated in comparison to the U.S. dollar.

The following table shows selected economic data for the periods indicated:

	Year ended December 31,
	2019	2018	2017
Inflation (IGP-DI)	7.70%	7.10%	(0.42)%
Appreciation (depreciation) of the real vs. U.S. dollar	(4.0%)	(17.13)%	(1.48)%
Period-end exchange rate – US$1.00(1)	4.0307	3.8748	3.3080
Average exchange rate – US$1.00	3.9461	3.6558	3.2031
Change in real GDP	1.1	1.1%	1.0%
Average interbank interest rates(2)	4.40%	6.40%	9.80%

(1) The real/U.S. dollar exchange rate at December 31, 2019 was R$4.03 per US$1.00.

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

Sales to final customers (which include sales by our distribution business to Captive Customers, sales by our generation business and sales by our trading business to Free Customers) represented approximately 53.5% of the volume of electricity we made available in 2019, and accounted for 69.1% of our energy sales revenues. Almost all of such sales were to Captive Customers. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry—Distribution Tariffs”. In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery of these costs is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

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

•

In June 2019, ANEEL approved the annual readjustment of our Tariffs, increasing them on average by 8.57%, with -1.96% related to the variation in economic revenue and 10.54% related to the inclusion of financial components. After removing the financial components from the previous tariff process, the average effect of the tariff adjustment on our consumers was an increase by 3.41%.

Purchase and Resale of Energy

Our distribution business purchases energy from generation companies and resells this energy to final customers at regulated rates. For more information, see “Item 4. Information on the Company— Business—Generation” and “Item 4. Information on the Company—Business—Purchases for the captive market”. Our major long-term contracts or purchase obligations are described as follows.

•

We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2019, our electricity purchases from Itaipu amounted to R$1,316 million;

•

Our distribution business is required to purchase a large portion of its energy needs from the regulated market. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power—Industry—Auctions in the Regulated Market”.

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

The Company and the State of Paraná formalized the above-mentioned amendment on October 31, 2017, after the consent from the Brazilian Department of Treasury. The State of Paraná complied with the agreed terms of such amendment and made monthly interest payments until December 2018. As of December 31, 2019, the outstanding balance of the CRC Account was R$1,350.7 million.

As of January 1, 2020, there were 64 monthly installments left. For additional information, see Note 8 to our audited consolidated financial statements.

Special Obligations

The contributions received from the federal government and our customers exclusively for investment in our generation assets, transmission and distribution grid are named as special obligations. We record the amount of these contributions on our statement of financial position as a reduction of our intangible and financial assets, under the caption “special obligations”, and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions is offset against intangible and financial assets. The amount we recorded as special obligations as of December 31, 2019 was R$2,783.6 million as a reduction of intangible assets and R$31.1 million as a reduction of contract assets.

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

The portion that we recognize as contract asset represents the contractual right of the concessionaire related to the works under construction to meet the needs of the distribution concession, accounted for at cost plus financial charges, when applicable. When these assets are put into operation, we transfer to the intangible asset the amount equivalent to what will be remunerated by the user through payment of the fee for the use of the services, and for the receivables linked to the concession, the amount equivalent to the residual portion of the assets not amortized which will be reverted to the granting authority through indemnification at the end of the concession.

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

In addition to our financial assets, contract assets and intangible assets, under IFRS we also recognize construction revenues and construction costs for construction activities we perform in connection with our distribution and transmission concessions. Our distribution business outsources power distribution infrastructure construction. As a result, under IFRS we recognize construction costs and revenues in roughly the same amounts. In contrast, since our transmission business performs much of our transmission infrastructure construction, we recognize construction revenue in amounts that exceed construction costs. The resulting margin for our transmission business’ construction revenue was 1.65% in 2019, and is calculated based on a methodology that takes into account business risk.

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

Revenue Recognition

Revenue from contracts with customers is measured based on the consideration that the Company expects to receive in a contract with the customer, net of any variable consideration. The Company recognizes revenues when it transfers control of the product or service to the customer and when it is probable to receive the consideration considering the client's ability and intention to pay the consideration when due. The Company records unbilled revenue, by estimate, when there is no information on the effective revenue incurred.

Interest income is recognized on a straight-line basis and based on time and the effective interest rate on outstanding principal amounts, when it is probable that future economic benefits will flow to the Company and its amount can be reliably measured.

Revenue related to construction services for infrastructure in the power transmission and distribution services, and gas distribution, are recognized using the percentage of completion method at each reporting period and measured on the basis of the proportion of costs incurred in relation to the total estimated costs of the contracts.

                Additional information is contained in Notes 4.12 and 4.13 to our audited consolidated financial statements.

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

As a result of an amendment to our distribution concession agreement executed on December 10, 2014, we recognized on December 31, 2019, a financial asset of R$474.0 (R$678.8 million in 2018) and a financial liability in the amount of R$102.3 million (R$96.5 million in 2018). This amendment added a guarantee that, if the concession is extinguished for any reason, the residual amounts of items of Parcel A costs and other financial components that have not been recovered or returned via tariff shall be incorporated in the calculation of the indemnification amount by the granting authority. For more information, see Note 9 to the audited consolidated financial statements.

Impairment of Long-Lived Assets

Long-lived assets, primarily property, plants and equipment and intangible assets, comprise a significant amount of our total assets. We evaluate our long-lived assets and make judgments and estimates concerning the carrying value of these assets, including the amounts to be capitalized, the depreciation/ amortization rates and useful lives of these long-lived assets. The carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about the demand for our products and services, future market conditions and regulatory developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Our evaluation as of December 31, 2019, resulted in an impairment of our in service and in progress property, plant and equipment in the amounts of R$1,042.5 million and R$127.6 million, respectively (see Notes 17.1 of our consolidated financial statements).

Provision for Risks (Labor, Civil, Tax and Environmental Claims)

Our subsidiaries and we are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and environmental claims.

Provisions are recognized when, and only when: (i) the Company has a present obligation (legal or constructive) resulting from a past event, (ii) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate can be made of the amount to settle the obligation. By their nature, risks will only be resolved when a future event or events occur or fail to occur. Typically such events will occur a number of years in the future. The evaluation of these risks is performed by our internal and external legal counsel. Accounting for risks requires significant judgment by management concerning the estimated probabilities, including classification as probable or possible losses and ranges of exposure to potential liability. Management’s assessment of our exposure to risks could change as new developments occur or more information becomes available. The outcome of the risks could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. The provision classified as probable losses, as of December 31, 2019 amounted to R$1,606.7 million, of which R$175.8 million was related to tax proceedings, R$591.8 million was related to civil claims, R$673.1 million was related to labor claims, R$86.2 million was related to employee benefits and R$79.8 million was related to regulatory proceedings.

As of December 31, 2019, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims that cannot be evaluated in the current stage of proceedings, classified as possible losses, was approximately R$3,485.1 million, of which R$419.9 million correspond to labor claims; R$21.3 million to employee benefits; R$1,141.4 million to regulatory claims; R$1,273.9 million to civil claims; and R$628.6 million to tax claims. For more information, see Note 29 to our audited consolidated financial statements.

Employee Retirement and Health Benefits

We sponsor a (i) defined-benefit pension plan and a (ii) variable contribution pension plan covering substantially all of our employees. We have also established a health care plan for current and retired employees. We determine our obligations for these plans based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, rates of inflation, mortality rates and future employment levels (see the assumptions in Note 23.5.1 and the sensitivity analysis in Note 23.5.8 of our consolidated financial statements). These assumptions directly affect our post-employment benefits liability.

In 2019, we recorded expenses in the amount of R$238.3 million for our pension and health care plans. We estimate that we will incur expenses in the amount of R$94.3 million in 2020 for our health care plans (according to actuarial calculations).

Deferred Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing rates. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to derecognize all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. The taxes balances subject to the federal taxing department inspection are those constituted over the last five years. As of December 31, 2019, we have recognized deferred tax assets totaling R$2,069.0 million and deferred tax liabilities in the amount of R$1,350.8 million. We have not considered any reduction for risk of recovery of such assets (see Note 13.1.2 to the consolidated financial statements).

Expected credit losses

We recorded the expected credit losses in amounts deemed sufficient to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely. We account for the balance of expected credit losses based on the credit risk analysis, taking into account specific payment history criteria, recovery actions for credit recovery and the relevance of the amount due in the receivables portfolio. As of December 31, 2019, we recorded expected credit losses in the amount of R$376.8 million (see Note 7.3 to our consolidated financial statements for further details including provisions and reversals).

Derivative Financial Instruments

We negotiate energy purchase and sale operations and part of our contracts are classified as derivative financial instruments measured at fair value through profit or loss. We recognize in the income for the period unrealized net gains or losses arising from the mark-to-market of these contracts, based on the difference between contracted and market prices.

In addition, we enter into Non-Deliverable Forward (“NDF”) contracts, which aim exclusively at providing hedge against exchange rate risks associated with cash flows from capital contributions to subsidiaries, when they reflect foreign-currency denominated purchases of projected equipment. They are measured at their fair value, with changes recorded in the statement of income for the year. The fair value is calculated based on the information of each contracted operation and the respective market information on the closing dates of the financial statements.

ANALYSIS OF ELECTRICITY SALES AND COST OF ELECTRICITY PURCHASED

The following table sets forth the volume and average rate components of electricity sales and purchases for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017
Electricity Sales
Sales to Final Customers
Average price (R$/MWh):(1)
Industrial customers(2)	284.03	292.71	307.24
Residential customers	789.75	745.77	670.21
Commercial customers	743.25	711.64	657.14
Rural customers	465.30	408.71	377.97
Other customers(3)	582.91	551.84	499.25
All customers(2)	561.27	537.51	508.83
Volume (GWh):
Industrial customers(2)	9,000	8,641	7,689
Residential customers	7,499	7,238	7,126
Commercial customers	5,238	4,979	4,847
Rural customers	2,361	2,288	2,257
Other customers(3)	2,546	2,481	2,455
All customers(2)	26,644	25,627	24,374
Total revenues from sales to final customers (millions of R$)	14,954	13,775	12,402
Sales to distributors(4)
Average price (R$/MWh)(1)	213,57	241,62	204,48
Volume (GWh) (5)	15,456	12,979	17,263
Total revenues (millions of R$)	3,301	3,136	3,530
Electricity Purchases
Purchases from Itaipu
Average cost (R$/MWh)(6)	237.4	222.18	188.41
Volume (GWh)	5,533	5,726	5,934
Percentage of total Itaipu production purchased	8.7	7.1	7.2
Total cost (millions of R$)(7)	1,316.5	1,272.2	1,118.0
Purchases from Angra
Average cost (R$/MWh)	253,58	248.07	226.49
Volume (GWh)	0,978	1,009	1,023
Total cost (millions of R$)(7)	248.0	250.3	231.7
Purchases from CCGF
Average cost (R$/MWh)	102.28	90.92	61.55
Volume (GWh)	6,274	6,520	7,271
Total cost (millions of R$)(7)	641.7	592.8	447.5
Purchases from others(4)
Average cost (R$/MWh)	185.27	237.41	342.37
Volume (GWh)	21,045	17,884	12,758
Total cost (millions of R$)(7)	3,899	4,246	4,368

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

(7) See “Item 4. Information on the Company-Business—Generation” and “Item 4. Information on the Company—Business Purchases for the captive market” for an explanation of our expenses relating to electricity purchases.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

The following table summarizes our results of operations for the years ended December 31, 2019, 2018 and 2017.

Our consolidated financial statements present our operating costs of sales and services provided by function. However, in accordance with IFRS, Note 32 of our audited consolidated financial statements presents this information according to the nature of the operating cost or expense. For ease of understanding, the analysis below reflects the information presented by nature.

	Year ended December 31,
	2019	2018	2017
	(R$million)
Operating Revenues:
Electricity sales to Final Customers:	10,481.7	10,104.0	8,689.5
Residential	3,336.4	3,175.3	2,750.5
Industrial	1,276.1	1,419.2	1,337.9
Commercial, services and other activities	2,179.5	2,136.1	1,880.9
Rural	631.5	572.3	511.1
Other classes	3,058.2	2,801.1	2,209.1
Electricity sales to distributors	3,301.3	3,136.2	3,529.8
Use of main distribution and transmission grid	8,271.0	6,867.3	6,442.8
Residential	2,585.9	2,222.6	2,025.4
Industrial	1,280.2	1,110.1	1,024.4
Commercial, services and other activities	1,713.6	1,407.2	1,304.3
Rural	467.0	362.8	341.9
Other classes	597.9	511.5	469.1
Interest income	413.2	319.1	440.6
Other distribution and transmission revenue	1,213.2	934.0	837.1
Construction revenues	1,132.9	1,097.3	868.0
Revenues from telecommunications	532.9	512.5	426.8
Distribution of piped gas	1,003.8	753.2	622.0
Sectorial financial assets and liabilities result	25.1	985.3	767.0
Other operating revenues	442.4	222.3	171.3
Fair value of assets from the indemnity for the concession	36.6	47.5	57.1
	25,227.7	23,725.6	21,574.3
Cost of sales and services provided:
Electricity purchased for resale	(6,105.3)	(6,361.2)	(6,165.5)
Charge of main distribution and transmission grid	(1,249.3)	(1,176.8)	(712.0)
Personnel and management	(1,325.4)	(1,357.8)	(1,343.3)
Pension and healthcare plans	(238.3)	(243.8)	(237.6)
Material and supplies	(82.2)	(81.8)	(83.1)
Materials and supplies for power electricity	(49.4)	(19.7)	(97.4)
Natural gas and supplies for gas business	(585.2)	(412.6)	(309.5)
Third-party services	(613.1)	(572.2)	(521.5)
Depreciation and amortization	(1,093.8)	(749.2)	(731.6)
Accruals and provisions	(374.8)	(306.7)	(365.5)
Construction cost	(1,091.4)	(1,052.2)	(1,003.9)
Other costs and expenses	(352.2)	(342.7)	(414.0)
	(13,160.3)	(12,676.6)	(11,984.9)
Equity in earnings of associates and joint ventures	106.8	135.9	101.7
Financial results	(488.5)	(438.1)	(748.4)
Profit before income tax and social contribution	2,702.2	1,956.0	1,392.9
Income tax and social contribution on profit	(639.3)	(512.0)	(274.7)
Net income for the year	2,062.9	1,444.0	1,118.3
Net income attributable to controlling shareholders	1,989.9	1,407.1	1,033.6
Net income attributable to non-controlling interest	72.9	36.9	84.7
Other comprehensive income	123.2	38.5	31.3
Comprehensive income	1,939.7	1,405.6	1,086.9
Comprehensive income attributable to controlling shareholders	1,862.5	1,368.5	1,002.4
Comprehensive income attributable to non-controlling interest	77.2	37	84.5

Results of Operations for 2019 Compared with 2018

Operating Revenues

Our consolidated operating revenues increased by 6.3% or R$1,502.1 million in 2019 compared to 2018. This result reflected an increase of R$377.7 million in electricity sales to Final Customers; an increase of R$35.6 million in construction revenues; an increase of R$250.6 million in the distribution of piped gas; an increase of R$ 20.4 million in telecommunications revenues; and an increase of R$220 million in other operating revenues; an increase of R$165.1 million in electricity sales to distributors; and an increase of R$1,403.7 million in the use of our main transmission grid. These increases were partially offset by a reduction of R$960.2 million in sectorial financial assets and liabilities and a reduction of R$10.9 million in fair value of the indemnity for the concession assets.

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 3.7%, or R$377.7 million, to R$10,481.7 million in 2019 compared to R$10,104.0 million in 2018, mainly due to an increase of 3.96% of total power consumption of our Final Customers, from 25,627 GWh in 2018 to 26,644 GWh in 2019, as follows:

•	The volume of electricity sold to residential customers increased by 3.6% in 2019 compared to 2018, while there was an increase in the number of customers by 1.9%.
•

The volume of electricity sold to industrial customers, including both Captive Customers and Free Customers, increased by 3.9% in 2019 compared to 2018, mainly due to the growth of energy consumption of industrial customers in the Free Market, partially offset by the reduction of 1.5% in the number industrial customers in the captive market.

•

The volume of electricity sold to commercial customers, including both Captive Customers and Free Customers, increased by 5.2% in 2019 compared to 2018. The number of Captive customers increase by 1.6%, in 2019 compared to 2018.

•	The volume of electricity sold to rural customers increased by 3.2% in 2019 compared to 2018. This increase is mainly due to the performance of agribusiness in the State of Paraná.

Electricity Sales to Distributors. Our revenues from electricity sales to distributors increased by 5.3%, or R$165.1 million, to R$3,301.3 million in 2019 compared to R$3,136.2 million in 2018. This increase was mainly due to the increase in our revenues from electricity sold in regulated contracts, which increased by 121.8%, or R$469.1 million, to R$854.2 million in 2019 compared to R$385.1 million in 2018.

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid increased by 20.4%, or R$1,403.8 million, to R$8,271.0 million in 2019 compared to R$6,867.2 million in 2018. This increase was mainly due the 3.3% growth in the grid market and the tariff readjustment of Copel Distribuição (with an increase of 16.42% and 11.63% in TUSD as of June 24, 2018 and June 24, 2019, respectively), and the entry into operation of new transmission assets that increased.

Construction revenues. Our revenues construction increased by 3.2%, or R$35.6 million, to R$1,132.9 million in 2019, compared to R$1,097.3 million in 2018. This increase was mainly due to the intensification of construction efforts in 2019 with the objective of improving our distribution and transmission infrastructure.

Fair value of assets from the indemnity for the concession. The fair value of the assets from the indemnity for the concession decreased by 22.9%, or R$10.9 million, to R$36.6 million in 2019, compared to R$47.5 million in 2018. The decrease was mainly due to lower variation in the distribution concession agreement’s assets.

Revenues from Telecommunications. Revenues from our telecommunications segment increased by 4.0%, or R$20.4 million, to R$532.9 million in 2019 compared to R$512.5 million in 2018, as a result of an increase in the number of customers in the retail market, notably in the internet broadband segment

Distribution of Piped Gas. Revenues from the distribution of piped gas increased by 33.2%, or R$250.6 million, to R$1,003.8 million in 2019, compared to R$753.2 million in 2018, due to the tariff adjustment and improvement in the gas market.

Sectorial Financial Assets and Liabilities. Sectoral financial assets and liabilities decreased by 97.4%, or R$960.2 million, to R$25.1 million in 2019, compared to R$985.3 million in 2018. This variation was mainly due to the amortization of the amounts considered in the electricity sales to final customers after the tariff adjustment in June 2018 and the lower variation of balances created for the adjustment applied as of June 2019.

Other Operating Revenues. Other operating revenues increased by 98.9%, or R$220 million, to R$442.4 million in 2019, compared to R$222.4 million in 2018, mainly due to fair value in the purchases and sale of power revenues, and higher revenues from leases and rents.

Cost of sales and services provided

Our consolidated costs of sales and services provided increased by 3.8% or R$483.7 million, to R$13,160.3 million in 2019 compared to R$12,676.6 million in 2018. The main factors leading to such increase in our cost of sales and services provided are as follows:

•

Electricity Purchased for Resale. Our purchased energy costs for resale decreased by 4%, or R$255.9 million, to R$6,105.3 million in 2019, compared to R$6,361.2 million in 2018. This was mainly due to a decrease in the cost of "electricity purchased for resale", due to the higher GSF applicable.

•

Charge of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid increased 6.2%, or R$72.5 million, to R$1,249.3 million in 2019, compared to R$1,176.8 million in 2018, mainly as a result of the increase in tariffs and charges for transmission infrastructure made available for new generation projects from 2019, in addition to the effect of the variation in costs related to dispatching thermal plants, with an impact on system service fees - ESS.

•

Personnel and Management. Personnel and administrative expenses decreased by 2.4%, or R$32.4 million, to R$1,325.4 million in 2019, compared to R$ 1,357.8 million in 2018. Despite the increase in the provision for profit sharing (PLR) due to the improvement in the Company’s results, the decrease in costs reflects on employee reduction occurred in 2019.

•

Pension and Healthcare Plans. Pension and Healthcare expenses decreased 2.25%, or R$5.5 million, to R$238.3 million in 2019, compared to R$243.8 million in 2018, due to the readjustment of the monthly care plans.

•	Material and Supplies. Material expenses increased 0.5%, or R$0.4 million, to R$82.2 million in 2019 compared to R$81.8 million in 2018.
•

Material and Supplies for Power Electricity. These expenses increased 150.7% or R$29.7 million, totaling R$49.4 million in 2019, compared to R$19.7 million in 2018, mainly as a result of the completion of Araucária TPP in 2019.

•

Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases increased 41.8%, or R$172.6 million, to R$585.2 million in 2019, compared to R$412.6 million in 2018, mainly due to growth in the market of Compagás and exchange variation.

•

Third-Party Services. Third-party service expenses increased by 7.1%, or R$40.9 million, to R$613.1 million in 2019, compared to R$572.2 million in 2018, mainly due to the higher maintenance value of the electric system, communication, data processing and transmission and advisory and auditing services.

•

Depreciation and Amortization. Depreciation and amortization increased by 46%, or R$344.6 million, to R$1,093.8 million in 2019, compared to R$749.2 in 2018, due to an increase by 81.2% in the costs with depreciation and amortization resulting from the start of commercial operation in 2019 at the Colíder, Cutia and Baixo Iguaçu plants.

•

Accruals and Provisions. Provisions and reversals expenses increased by 22.2%, or R$68.1 million, to R$374.8 million in 2019, compared to R$306.7 million in 2018, mainly due to (i) increase by 17.4% related to provisions for litigations, and (ii) increase by 59.7% in expected credit losses (or bad debt).

•

Construction Cost. Construction costs increased by 3.7%, or R$39.2 million, to R$1,091.4 million in 2019, compared to R$1,052.2 million in 2018, mainly reflecting investments in transmission, distribution and Compagas assets.

•	Other Costs and Expenses. Other costs and expenses increased 2.8%, or R$9.5 million, to R$352.2 million in 2019, compared to R$342.7 million in 2018.

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$106.8 million in 2019, a decrease of 21.4%, compared to R$135.9 million in 2018, mainly due to a decrease in the profits of our associate entities and joint ventures.

Namely, our equity accounting income for 2019 was: (i) loss of R$3.4 million from Voltalia, compared to loss of R$4.0 million in 2018; (ii) R$4.8 million from Caiuá, compared to R$5.0 million in 2018; (iii) R$11.3 million from the Integração Maranhense compared to R$9.2 million in 2018; (iv) R$48.6 million from Matrinchã compared to R$50.4 million in 2018; (v) R$18.3 million from Guaraciaba, compared to R$35.3 million in 2018; (vi) R$16.4 million from Paranaíba, compared to a loss of R$16.5 million in 2018; (vii) loss of R$41.7 million from the Mata de Santa Genebra, compared to a loss of R$2.5 million in 2018; (viii) R$28.0 million from Cantareira compared to R$24.6 million in 2018; (ix) R$9.8 million from Dona Francisca compared to R$10.0 million in 2018; and (x) R$13.9 million from Foz do Chopim versus R$13.2 million from 2018.

Financial Results

We recognized an increase of financial losses of 11.5%, or R$10.4 million, to R$488.5 million in 2019. This result is due to: (i) a decrease by 7.8% in financial revenues, mainly due to other financial income, monetary variation on CRC onlendings and the recognition of tax credits; and, (ii) a reduction of 1.06% in financial expenses, other financial expenses.

Income Tax and Social Contribution Expenses

In 2019, our income tax and social contribution expenses increased to R$639.3 million, reflecting an effective tax rate of 23.7% in our pretax income, compared to R$512.0 million and an effective tax rate of 26.2% in our pretax profit in 2018. The decrease in our effective tax rate was mainly due to (i) our enrollment in a special tax benefit program of the Brazilian Federal Tax Authority (Programa Especial de Regularização Tributária – PERT da Secretaria da Receita Federal). For more information on this special tax benefit program, see Note 13.2.2 to our Consolidated Financial Statements; and (ii) an increase of R$123.9 million in paid Capital in 2019.

Results of Operations for 2018 Compared with 2017

Operating Revenues

Our consolidated operating revenues increased by 10.0% or R$2,151.3.2 million in 2018 compared to 2017. This result reflected an increase of R$1,414.5 million in electricity sales to Final Customers; an increase of R$229.3 million in construction revenues; an increase of R$218.3 million in sectorial financial assets and liabilities; an increase of R$131.2 million in the distribution of piped gas; an increase of R$85.7 million in telecommunications revenues; an increase of R$424.4 million in the use of our main transmission grid; and an increase of R$51 million in other operating revenues. These increases were partially offset by a reduction of R$393.6 million in electricity sales to distributors; and a reduction of R$9.6 million in fair value of the Indemnifiable Concession Assets.

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 16.3%, or R$1,414.5 million, to R$10,104.0 million in 2018 compared to R$8,689.5 million in 2017, mainly due to an increase of 5.1% of total power consumption of our Final Customers, from 24,374 GWh in 2017 to 25,627 GWh in 2018, and the average readjustment of 15.99% in June 2018 in tariffs paid by consumers in the captive market, as follows:

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

•

The volume of electricity sold to rural customers increased by 1.4% in 2018 compared to 2017. This increase is mainly due to the performance of agribusiness in the State of Paraná and an increase of 2.2% in the average consumption.

Electricity Sales to Distributors. Our revenues from electricity sales to distributors revenues decreased by 11.1%, or R$393.6 million, to R$3,136.2 million in 2018 compared to R$3,529.8 million in 2017. This reduction was mainly due to the decrease in our revenues from electricity sold in the Spot Market (CCEE), which decreased by 38.1%, or R$387.0 million, to R$628.1 million in 2018 compared to R$1,015.1 million in 2017. This reduction in CCEE's revenues is a result of (i) the non-activation of the Araucária Thermoelectric Plant; and (ii) lower prices in the Spot Market.

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid increased by 6.6%, or R$424.4 million, to R$6,867.2 million in 2018 compared to R$6,442.8 million in 2017. This decrease was mainly due to the remeasurement of assets related to tRBSE, which registered a revenue of R$82.6 million in 2018 compared to R$361.2 million in 2017, as disclosed in Note 10.5 of our consolidated audited financial statements. This decrease in our revenues from the use of main distribution and transmission grid was partially offset by the 1.9% growth in Copel Distribuição's grid market.

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

Revenues from Telecommunications. Revenues from our telecommunications segment increased by 20.1%, or R$85.7 million, to R$512.5 million in 2018 compared to R$426.8 million in 2017, as a result of an increase in the number of customers in the retail market, notably in the internet broadband segment

Distribution of Piped Gas. Revenues from the distribution of piped gas increased by 21.1%, or R$131.2 million, to R$753.2 million in 2018, compared to R$622.0 million in 2017, due to the tariff adjustment and improvement of 2.9% in the gas market.

Sectorial Financial Assets and Liabilities. Sectoral financial assets and liabilities increased by 28.4%, or R$218.3 million, to R$985.3 million in 2018, compared to R$767.0 million in 2017. This variation was mainly due to the recognition of receivables resulting from the positive difference between the average price of electricity purchased from Itaipu, Angra, CCGF and the Availability Contracts and the average price of the hedging rate. In relation to Itaipu's electricity, the higher cost is due to the exchange variation, while in relation to other contracts the higher cost originates from the hydrological scenario (variations in GSF and PLD). For more information on this variation, see Note 9.2 to our consolidated audited financial statements.

Other Operating Revenues. Other operating revenues increased by 29.7%, or R$51.0 million, to R$222.4 million in 2018, compared to R$171.4 million in 2017, mainly due to revenues from services rendered of the engineering contract of owner of the HPP Baixo Iguaçu, and higher revenues from leases and rents.

Cost of sales and services provided

Our consolidated costs of sales and services provided increased by 5.8% or R$691.7 million, to R$12,676.6 million in 2018 compared to R$11,984.9 million in 2017. The main factors leading to such increase in our cost of sales and services provided are as follows:

•

Electricity Purchased for Resale. Our purchased energy costs for resale increased by 3.2%, or R$195.8 million, to R$6,361.2 million in 2018, compared to R$6,165.4 million in 2017. This increase was mainly due to: (i) an increase by 21.1% in the cost of electricity purchased through bilateral contracts, explained in particular by the higher volume of electricity purchased by Copel Comercialização (4,101 GWh in 2018 compared to 2,644 GWh in 2017), and (ii) an increase by 13.8% in the costs of purchasing electricity from Itaipu, due to the exchange variation.

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

•

Personnel and Management.Personnel and administrative expenses increased by 1.1%, or R$14.5 million, to R$1,357.8 million in 2018, compared to R$1,343.3 million in 2017, as a result of (i) salary readjustment of 3.97% as of October 2018 and 1.63% as of October 2017, (ii) provision for indemnification for retirement incentive program (PDI), and (iii) an increase of R$22.7 million in the amount allocated to Profit Sharing - PLR, partially offset by a reduction in the number of employees.

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

Income Tax and Social Contribution Expenses

In 2018, our income tax and social contribution expenses increased to R$512.0 million, reflecting an effective tax rate of 26.2% in our pretax income, compared to R$274.7 million and an effective 19.7% in our pretax profit in 2017. The increase in our effective tax rate in 2018 compared to 2017 was primarily due to our enrollment in a special tax benefit program of the Brazilian Federal Tax Authority (Programa Especial de Regularização Tributária – PERT da Secretaria da Receita Federal). For more information on this special tax benefit program, see Note 13.3.1 to our consolidated audited financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Our principal liquidity and capital requirements are to finance the expansion and improvement of our distribution and transmission infrastructure and to finance the expansion of our generation facilities.

We believe our working capital is sufficient for our present requirements and the next 12 months. However, the expectation of the economic impacts resulting from the shutdown caused by the outbreak of the coronavirus (COVID-19), with subsequent effects on Copel's operations, may affect Company's financial results. In December 2019, our Current Liquidity, an index ratio that measures our current assets over our current liabilities reached 1.5x (1.0x in 2018) with a cash balance, equivalent to cash and marketable securities of R$3,223.8 million (R$2,292.7 million in 2018).

The Company monitors its financial liquidity continuously and, for that that purpose, it considers (i) on the external side, the possibility of raising funds and the prospect of preserving cash through the assistance of structural measures by the Federal Government and other Sectoral Institutions, and (b) on the internal side, taking the necessary actions in our operations by reducing expenses or postponing investments in order to guarantee the timely fulfillment of financial obligations. Accordingly, our estimates are to preserve the working capital required for our operations throughout the period.

In addition to working capital, our other principal uses of cash are to dividends payments and debt servicing. Capital expenditures were R$2,055.6 million in 2019 and R$2,590.8 million in 2018. The following table sets forth a breakdown of our capital expenditures for the periods indicated. Our capital expenditures are focused on projects located in Brazil.

As in previous years, our capital requirement will be financed by cash from our operations and/or by external financing, which may serve to offset commitments arising from the maturity of previous external financing.

	Year ended December 31,
	2019	2018	2017
	(R$million)
Generation and transmission¹	691.9	1,423.1	1,389.1
Distribution	919.9	696.0	630.4
Telecom	146.3	309.4	241.1
Investment of associates and joint ventures	267.5	87.5	248.2
Araucária Thermoelectric Plant	0.4	2.8	0.7
Compagas	17.6	15.6	13.7
Elejor	0.2	2.7	1.5
Others	11.8	53	-
Total	2,055.6	2,590.8	2,524.7

¹ Considers investment in projects held 100% by Copel GeT.

Our total budgeted capital expenditures for our wholly-owned subsidiaries for 2020 is R$2,087.2 million, of which:

•

R$792.3 million are for generation and transmission, R$80.5 million are for the construction of the Colíder Hydroelectric Plant, and R$25.8 million are for the construction of the Baixo Iguaçu Hydroelectric Plant;

•	R$1,073.8 million are for our distribution business;
•	R$123.9 million are for our telecommunication business;
•	R$13.0 million for the construction of the Cutia Wind Farm Complex; and
•	R$84.2 million are for other investments.

Our following subsidiaries also budgeted their own capital expenditures for 2019, as described as follows:

•	Compagas: R$27.3 million;
•	Araucária: R$1.5 million; and
•	Elejor: R$13.9 million.

Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2019 was our operating activities. Net cash used by financing activities was R$288.0 million in 2019, compared with R$1,286.5 million in 2018. Net cash provided by operating activities was R$2,945.0 million in 2019, compared with R$1,771.0 million in 2018. In 2020, we expect to finance our liquidity and capital requirements primarily with cash provided by our operations and through debt financing from BNDES and the Brazilian capital markets.

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

Our total outstanding loans and financing (including debentures) as of December 31, 2019 totaled R$11,572 million. Approximately R$109 million of the total debt outstanding as of December 31, 2019 was denominated in U.S. dollars. For more information on the terms of these loans and financings, including reference to their specific maturity dates and interest rate structure, see Notes 22 and 23 to our audited consolidated financial statements. We are not subject to seasonality with respect to our borrowing requirements. Our major loans and financing arrangements are:

Banco do Brasil:

•	We have R$789 million of outstanding debt with Banco do Brasil (not including the debentures listed below), consisting of financings we contracted to increase our working capital.

Debentures:

•

In May 2015, Copel GeT issued R$1,000.0 million in simple, in five-year non-convertible debentures, with an interest rate of 113% of the CDI index per year and payment of interest on an annual basis. As of December 31, 2019, we had an aggregate balance of R$347 million of outstanding debt under these debentures;

•

In October 2015, Copel Telecom issued R$160.0 million in simple, in nine-year non-convertible debentures. These debentures have an interest rate equal to IPCA index + 7.9633% per year, a five-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate balance of R$195.4 million of outstanding debt under these debentures;

•

In March 2016, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms issued R$300.8 million in non-convertible debentures, with sixteen-year maturity and payment of interest on monthly basis. The interest rate of TJLP index + 2.02% per year is applicable to R$147.6 million and IPCA index + 9.87% per year is applicable to R$153.2 million. As of December 31, 2019, we had an aggregate balance of R$254.8 million of outstanding debt under these debentures. As of December 31, 2019, all the conditions agreed had been fulfilled. For more information, see Note 23.3 to our audited consolidated financial statements;

•

In April 2016, Compagas privately issued R$33.6 million in simple non-convertible debentures, single series, with floating charge, with an interest rate equal to TJLP index + 2.17% per year, with a five-year maturity and payment of interest on a quartely basis. As of December 31, 2019, we had an aggregate balance of R$11.8 million of outstanding debt under these debentures;

•

In July 2017, Copel Telecom issued R$220.0 million in five-year simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 5.4329% per year, a five-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$246.3 million under these debentures;

•

In October 2017, Copel Distribuição issued R$500.0 million in simple, non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a five years maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$505.8  million under these debentures;

•

In October 2017, Copel GeT issued R$1.0 billion in simple non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a five years maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$1,011.7 million under these debentures;

•

In January 2018, Copel Holding issued R$600.0 million in simple, non-convertible debentures, with an interest rate of 119% of the CDI index per year, with a three-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$617.4 million under these debentures;

•

In July 2018, Copel GeT issued R$1.0 billion in simple, non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a five-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$1,030.1 million under these debentures;

•

In September 2018, Copel GeT issued R$290.0 million in simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 7.6475% per year, with a seven-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$308.5 million under these debentures;

•

In September 2018, Copel Distribuição issued R$1.0 billion in simple, non-convertible debentures with an interest rate of CDI index + 2.70% per year, with a five-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$1,019.6 million under these debentures;

•

In March 2019, Cutia Empreendimentos issued R$360.0 million in simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 5.8813% per year, with a thirteen-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$352.9 million under these debentures;

•

In May 2019, Copel Telecom issued R$210 million in simple, non-convertible debentures, with an interest rate of 117% of the CDI index per year, with a five-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$211,3 million under these debentures;

•

In June 2019, Copel Holding issued R$500 million in simple, non-convertible debentures, with an interest rate of 106% of the CDI index per year, with a three-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$501 million under these debentures;

•

In July 2019, Copel GeT issued R$1 billion in simple, non-convertible debentures, in two series, with an interest rate of 109% of the CDI index per year and IPCA index + 3.90%   with a five-years and six-years maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$1.024,1 million under these debentures;

•

In November 2019, Copel Distribuição issued R$850 million in simple, non-convertible debentures, in two series, with an interest rate of IPCA index + 4.20% per year and CDI index + 1,45% per year with an eight-years and three-years maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$858,1 million under these debentures; and

•

In December 2019, Compagas privately issued R$43 million in simple non-convertible debentures, single series, with an interest rate equal to CDI index + 0.88% per year, with a two-year maturity and payment of interest on a monthly basis. As of December 31, 2019, we had an aggregate balance of R$44,7 million of outstanding debt under these debentures.

BNDES

•

In December 2013, we received approval for the BNDES financing of HPP Colíder in an aggregate amount of R$1,041.2 million. As of December 31, 2013, we had received R$840.1 million of this amount, with the remaining disbursements to be made in accordance with the construction schedule of HPP Colíder. Additionally, BNDES approved the finance of the Cerquilho III transmission substation in the amount of R$17.6 million, which was disbursed in a single installment. As of December 31, 2019, the aggregate outstanding balance of these two contracts totaled R$828.7 million;

•

BNDES has provided a loan to Copel of R$339.0 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES and Banco do Brasil until full repayment of the loan. As of December 31, 2019, we had an aggregate of R$191.6 million in outstanding debt with BNDES and Banco do Brasil under this facility;

•

In December 2011, we entered into a financing contract with BNDES in the total value of R$44.7 million for the construction of Transmission Line Foz do Iguacu - Cascavel Oeste, with maturity in 14 years. As of December 31, 2019, we had an aggregate of R$21.1 million in outstanding debt under this financing contract;

•

In March 2012, we entered into a financing contract with BNDES in the total value of R$282.1 million for the construction of GE Farol, Ge Boa Vista, GE São Bento do Norte and GE Olho D’Água Wind Farms with maturity in 16 years. As of December 31, 2019, we had an aggregate of R$215.5 million in outstanding debt under this financing contract;

•

In September 2012, we entered into a financing contract with BNDES in the total value of R$73.1 million for the construction of SHP Cavernoso II, with maturity in 16 years. As of December 31, 2019, we had an aggregate balance of R$46.2 million of outstanding debt under this financing contract;

•

In December 2014, we entered into a financing contract with BNDES to finance the improvement of the distribution system of the greater Curitiba area, with maturity in 9.4 years. We have obtained a R$139.1 million funding on December 2014 and as of December 31, 2019, we had an aggregate outstanding balance of R$51.2 million under this financing contract;

•

In June 2015, we entered into a financing contract with BNDES in the total value of R$124.0 million for the construction Santa Helena and Santa Maria Wind Farm, with maturity in 16 years. As of December 31, 2019, we had an aggregate balance of R$95.1 million of outstanding debt under this financing contract;

•

In December 2015, we entered into a financing contract with BNDES in the total value of R$55.8 million for the construction of Transmission Line Assis - Paraguaçu Paulista II and Londrina - Figueira e Salto Osório - Foz do Chopim C2, with maturity in 15 years. As of December 31, 2019, we had an aggregate balance of R$35.9 million of outstanding debt under this financing contract;

•

In October 2018, we entered into a financing contract with BNDES in the total value of R$194.0 million for the implementing Baixo Iguaçu Hydroelectric Power Plant as well as its associated transmission system, with maturity in 17 years. As of December 31, 2019, we had an aggregate balance of R$196.8 million of outstanding debt under this financing contract;

•

In October 2018, we entered into a financing contract with BNDES in the total value of R$619.4 million for the construction and implementing Cutia Empreendimentos Eólicos Wind Farms, with maturity in 17 years. As of December 31, 2019, we had an aggregate balance of R$611.5 million of outstanding debt under this financing contract.

•

In August 2018, Copel GeT signed a share exchange agreement with Eletrosul in the controlled ventures Costa Oeste Transmissora de Energia S.A. (51% Copel GeT and 49% Eletrosul), Marumbi Transmissora de Energia S.A. (80% Copel GeT and 20% Eletrosul) and Transmissora Sul Brasileira de Energia S.A. (20% Copel GeT and 80% Eletrosul). With this contract, Copel GeT starts to hold 100% interest in the Costa Oeste and Marumbi undertakings and Eletrosul now holds 100% stake in Transmissora Sul Brasileir.

•

Marumbi has an agreement signed with BNDES in 2014, in the amount of R$55 million, for the Implementation of the 525 kV Transmission Line between SE Curitiba and SE Curitiba Leste and the implementation of SE Curitiba. It has a balance on December 31, 2019 of R$34.4 million.

Costa Oeste, has an agreement signed with BNDES in 2013, in the amount of R$36.7 million, for the implementation of the 230 kV Transmission Line between SE Cascavel Oeste and SE Umuarama Sul and the implementation of the SE. It has a balance on December 31, 2019 of R $22.2 million.

CAIXA ECONÔMICA FEDERAL (CEF)

•	We have R$13.4 million in outstanding debt related to government programs to finance distribution projects; and
•

Copel Distribuição entered into an agreement in 2016, in the amount of R$1.2 million, for the purchase of machinery and/or equipment and also computer and automation goods. It has a balance on December 31, 2019 of R$0.3 million.

ELETROBRAS

•	We have R$10.9 million in outstanding debt with Eletrobras under government programs to finance distribution projects;

FINEP

In July 2012, a loan agreement in the amount of R$52.2 million was signed by Copel Telecomunicações S.A. with FINEP to partially finance the BEL – Extra Broadband project. As of December 31, 2019, we had an aggregate outstanding balance of R$4.8 million under this loan agreement.

We are party to several legal proceedings that could have a material adverse impact on our liquidity if the rulings are unfavorable to us. These contingencies are described in “Item 8. Financial Information—Legal Proceedings”.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth certain of our contractual obligations as of December 31, 2019, and the period in which such contractual obligations come due.

	Payments due by period
	Total	Less than1 year	1-3 years	3-5 years	More than 5 years
	(R$million)
Contractual obligations:
Loans and financing(1)	4,185.8	455.9	1,343.8	719.6	1,666.5
Debentures(2)	10,413.5	1,501.9	4,967.7	2,288.6	1,655.3
Suppliers(3)	1,873.2	1,732.6	128.0	12.6	-
Purchase obligations(4)	130,075.9	4,390.5	10,101.5	11,411.1	104,172.8
Concession payments(5)	1,799.9	74.5	161.9	174.2	1,389.3
Eletrobras ? Itaipu(6)	6,723.5	1,667.0	3,475.4	1,581.1	-
Installment due to the Federal Revenue of Brazil(7)	623.8	68.4	105.4	114.3	335.7
Post-employment benefits(8)	10,322.2	670.5	1,301.0	1,231.3	7,119.4
Sectoral Financial liabilities(9)	108.4	-	108.4	-	-
Lease liability(10)	126,999.2	42,258.2	57,399.4	16,115.9	11,225.7
Total	293,125.4	52,819.5	79,092.5	33,648.7	127,564.7

(1) Includes interest as agreed under agreements in the amount of R$1, 016.1. For more details, see Note 21 to our audited consolidated financial statements.

(2) Includes interest as agreed under relevant agreements in the amount of R$1, 647.0. For more details, see Note 22 to our audited consolidated financial statements.

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

(8) For more details, see Note 23 to our audited consolidated financial statements.

(9) For more details, see Note 9 to our audited consolidated financial statements.

(10) For more details, see Note 27 to our audited consolidated financial statements.

We are also subject to risks with respect to tax, labor and civil claims and have provisioned R$1,606.7 million for accrued liabilities under legal proceedings related to these claims as of December 31, 2019. For more information, see “Item 8. Financial Information—Legal Proceedings” and Notes 15 and 29 to our audited consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have not engaged in any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on the registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 6. Directors, Senior Management and Employees

We are managed by:

•	a Board of Directors, which my be composed of up to nine (9) members and is is currently composed of nine (9) members; and
•	a Board of Executive Officers, which is currently composed of seven (7) members.

BOARD OF DIRECTORS

The Board of Directors ordinarily meets monthly. A majority of the members of the Board of Directors is required for the meeting to be held, and decisions are taken by a majority vote of those present at the meeting. For additional information, see “Item 10. Additional Information—Memorandum and Articles of Association”. The members of the Board of Directors are elected to serve for two-year terms and may be reelected. Among the current nine members of the Board of Directors:

•	six were elected by the controlling shareholders;
•	one was elected by minority shareholders (holding voting shares);
•	one was elected by minority shareholders (holding outstanding non-voting shares); and
•	one was elected by our employees.

According to Brazilian Corporate Law, minority shareholders are entitled to appoint and remove at least one member of the Board of Directors, in a separate election, without the participation of the controlling shareholder, if such minority shareholders hold (i) at least 15% of the company’s voting shares or (ii) at least 10% of the company’s outstanding non-voting shares.

Also according to Brazilian Coroporate law, members of our Board of Directors who are elected by the non-controlling shareholders have the right to veto (provided it is duly justified) the appointment of the independent accountant made by the majority of the members of our Board of Directors.

The terms of the current members of the Board of Directors expire in April 2021. The current members of our Board of Directors are:

Name	Position	Since
Marcel Martins Malczewski	Chairman	2019
Leila Abraham Loria	Director	2017
Olga Stankevicius Colpo	Director	2017
Carlos Biedermann	Director	2019
Adriana Angela Antoniolli	Director	2017
Marco Antônio Barbosa Cândido	Director	2018
Gustavo Bonini Guedes	Director	2019
Luiz Claudio Maia Vieira	Director	2019
Daniel Pimentel Slaviero	Director	2019

The following are brief biographies of the current members of our Board of Directors:

Marcel Martins Malczewski. Mr. Malczewski was born on December 8, 1964. He holds a Master's degree in Industrial Sciences and Computing from Universidade Tecnológica Federal do Paraná (2001); and a Bachelor's degree in Electrical Engineering from Universidade Federal do Paraná (1992). Mr. Malczewski also attended the Owner/President Management Program at Harvard Business School (2004). He is currently Chairman of the Board of Directors of Companhia Paranaense de Energia - Copel. Additionally, Mr. Malczewski is a partner at M3 Investimentos Ltda. and at Trivella M3 Investimentos S.A. Previously, he was co-founder (1990), CEO (2001-2009), Chairman (2010-2011) and member of the Board of Directors (2012-2015) at Bematech S.A. He was also a Professor (1989-1994) and coordinator (1991-1994) of the Computer Engineering undergraduate course at Pontifícia Universidade Católica do Paraná.

Leila Abraham Loria. Ms. Loria was born on January 26, 1954. Ms. Loria took an advanced Governance, Risk and Compliance training course at Risk University - KPMG (2018) and a Corporate Governance and Innovation course at Nova School of Business and Economics, in Lisbon, Portugal (2016). She holds a Post-MBA in Corporate Governance and Capital Markets for executives from B.I. International (2015) and an International Executive MBA from APG-Amana (1994). Ms. Loria also has a Taught Master’s Degree in Business Administration from COPPEAD-UFRJ Business School (1978) and a Bachelor’s Degree in Business Administration from Fundação Getúlio Vargas (1976). Ms. Loria is currently a member of the Board of Directors and of the Statutory Audit Committee of Companhia Paranaense de Energia - Copel. Additionally, she sits on the Board of the Brazilian Institute of Corporate Governance - IBGC, and of the Board of Directors of Madeira Energia - MESA. She is also a member of the Advisory Board on Casas Pernambucanas, INPLAC Indústria de Plástico and Costão do Santinho Resort. Previously, she was an Executive Officer at Telefonica Brasil and Member of the Board of Directors of Telefonica Vivo (2010-2015); Chairman and General Officer at TVA (Abril Group) and Member of the Board of Directors at Tevecap (1997-2006) and Canbras, a joint venture between Abril and Bell Canada (1998-2002); General Officer and Member of the Board of Directors at Direct TV (1997-1999); Chief Business Officer at Walmart (1994-1997); and Chief Officer for Marketing, Sales, Business, Acquisitions and Human Resources at Mesbla (1978-1994).

Olga Stankevicius Colpo. Ms. Colpo was born on May 26, 1952. Ms. Colpo received a post-graduate degree from the Executive Program of Singularity University (2018) and, an international executive MBA degree from FIA/USP (2000); she took a specialization course in International Business at Harvard University (1996), a specialization course in Managing Managers at Michigan University (1986); a Continued Education Program in Human Resources Management from Fundação Getúlio Vargas (1984); Ms. Colpo has a Bachelor’s degree in Psychology from Universidade de Mogi das Cruzes - UMC (1975). Ms. Colpo is currently a member of the Board of Directors and of the Statutory Audit Committee of Companhia Paranaense de Energia - Copel. She is also a member of the Board of Directors of Solvi S.A., member of the Board of Directors, Audit Committee and People Committee at Banco BMG S.A.; member of the Consulting Board of the International Executive MBA at FIA; counselor and member of the Executive Board at Childhood Brasil; Visiting Professor at the International Executive MBA program at FIA/USP; and instructor of the Board of Directors Training Course at IBGC. Previously, she was Chief Executive Officer at Participações Morro Vermelho S.A. (2009-2016); a partner at PwC - PricewaterhouseCoopers (1999-2009); and partner at Coopers & Lybrand (1974-1999).

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

Marco Antônio Barbosa Cândido. Mr. Cândido was born on March 6, 1969. Mr. Cândido holds a Ph.D. degree in Production Engineering from Universidade Federal de Santa Catarina - UFSC (1997), a Master’s degree in Production Engineering from Universidade Federal de Santa Catarina - UFSC (1994) and a degree in Aeronautical Mechanics Engineering from Instituto Tecnológico de Aeronáutica - ITA (1991). Mr. Cândido is currently a member of the Board of Directors and of the Statutory Audit Committee of Companhia Paranaense de Energia - Copel , Chief Executive Officer and Founding Partner at MBC Consultoria, member of the Board of Directors of Hospital Santa Rita and Santa Rita Saúde health care provider in the city of Maringá – PR, and member of the Board of Directors at the hotel group Rafain, in the city of Foz do Iguaçu - PR. Previously, he was a professor and researcher at Pontifícia Universidade Católica do Paraná - PUCPR (1995-2013); Chief Executive Officer at Associação Paranaense de Cultura - APC, a parent company of Pontifícia Universidade Católica do Paraná - PUCPR (2005-2012); Chief Executive Officer at Grupo Marista (2012-2013); Chief Executive Officer at Grupo Paysage (2013-2015); member of the Board of Directors at Sistema de Saúde Mãe de Deus, health care provider in the state of Rio Grande do Sul (2014-2015); and member of the Board of Directors at Grupo Positivo (2014-2016).

Carlos Biedermann. Mr. Biedermann was born on August 18, 1953. Mr. Biedermann attended the Executive Program of the Singularity University (2019) and the International Business Programme at INSEAD in France (1995). He holds a post-graduate degree in Financial Markets from Fundação Getúlio Vargas - FGV (1979) and Bachelors’ degrees in Accounting, from Unisinos (1977), and in Business Management and Public Management, from Universidade Federal do Rio Grande do Sul (1975). He is currently a member of the Board of Directors and of the Statutory Audit Committee of Companhia Paranaense de Energia - Copel. Mr. Biedermann has considerable experience as a board member in several sectors, including organizations such as Amcham/RS and the Association of Marketing and Sales Directors of Brazil - ADVB/RS. At present, he also has seats in the Board of Directors of Lojas Lebes and Maiojama Empreendimentos Imobiliários; in the Audit Committee of Suzano Papel e Celulose, Grupo Algar, Grupo Solar and Grupo Cornélio Brennand; and as Chairman of the Deliberative Council of Grêmio Foot-Ball Porto Alegrense. Additionally, he is an instructor at the Brazilian Institute of Corporate Governance - IBGC and a partner at Biedermann Consulting. Previously, he was senior partner for the southern region and senior partner of Capital and Infrastructure Projects (CP&I) for Brazil at PricewaterhouseCoopers (2002 - 2015); Chairman of the Audit Committee of IBGC (2009 - 2014), Chairman (2013 - 2014) and member (2009 - 2017) of the Board of the Young Presidents Organization - YPO, and a guest lecturer in the Post-MBA Corporate Governance Program at Unisinos (2017 - 2019).

Gustavo Bonini Guedes. Mr. Guedes was born on April 10, 1982. He holds a post-graduate degree in Election Law from Centro Universitário Curitiba (2009) and a Bachelor's degree in Law from Centro Universitário Autônomo do Brasil (2005). Mr. Guedes is currently a member of the Board of Directors of Companhia Paranaense de Energia - Copel. Additionally, he is a member of the Brazilian Academy of Election and Political Law - Abradep and a founding partner at Bonini Guedes Advocacia. Previously, he was President of the Election Law Institute of Paraná; a Professor at Escola Superior de Advocacia - ESA/PR; advisory member of the Election Law Commission of the Federal Council of the Brazilian Bar Association - OAB; and coordinator of the Election Law Department of Vernalha Guimarães e Pereira Advogados.

Luiz Claudio Maia Vieira. Mr. Vieira was born on October 7, 1969. Mr. Vieira attended an Advanced Management Program at Fundação Dom Cabral/INSEAD Fontainebleau (2013) and an Advanced Management Program at IESE Business School in Barcelona (2009). He holds an MBA in Finance from Columbia University (1998) and a Bachelor’s degree in Business Management from Fundação Getúlio Vargas - FGV (1992). Mr. Vieira is currently a member of the Board of Directors and of the Statutory Audit Committee of Companhia Paranaense de Energia - Copel. Additionally, he is a member of the Board of Directors of Grupo Aviva (Rio Quente and Costa do Sauípe Resorts) and a Partner at Partilha Empreendiemtos. Previously, he was Chief Consumer Goods Officer and Chief Financial Officer of Nutrimental Indústria e Comércio de Alimentos S.A. (2017 - 2018); Executive Director of Planning and Finance at Infoglobo Comunicação e Participações S.A. (2011 - 2014); CEO of Rede Paranaense de Comunicação - RPCTV (2001 - 2011); and Vice President of Corporate Finance at BNP Paribas Bank (1998 - 2001).

Daniel Pimentel Slaviero. Mr. Slaviero was born on November 22, 1980. Mr. Slaviero attended the Owner/President Management - OPM program (2015) and the YPO Harvard President Seminar (2010), both from Harvard Business School. Mr. Slaviero also completed the Executive Business Program (STC) from Kellog School of Management/Fundação Dom Cabral (2009); and holds a degree in Business Administration from Universidade Positivo - UP (2001). He is currently Copel’s Chief Executive Officer and Chairman of the Board of Directors of Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A., Copel Telecomunicações S.A. and Copel Renováveis S.A.. Previously he acted as the Chief Executive Officer at Sistema Brasileiro de Televisão - SBT (2017-2018); Chief Business Officer at Sistema Brasileiro de Televisão - SBT (2017-2018); Chief Institutional Officer at Grupo Silvio Santos (2010-2017); General Director at Sistema Brasileiro de Televisão - SBT Brasília (2010-2017); Chairman at the Brazilian Association of Radio and Television Broadcasters - ABERT (2006-2016); Executive Officer at Grupo Paulo Pimentel (2001-2010); and Programming and Production Manager at Grupo Paulo Pimentel (2000-2001).

BOARD OF EXECUTIVE OFFICERS

Our Board of Executive Officers meets every two weeks and is responsible for the daily management of the Company. Each Executive Officer also has individual responsibilities established by the Board’s rules of procedure.

According to our bylaws, our Board of Executive Officers consists of seven (7) members. The Executive Officers are elected by the Board of Directors for two-year terms but may be removed by the Board of Directors at any time. The terms of the current members of the Board of Executive Officers expire in December 2021. The current members are as follows:

Name	Position	Since
Daniel Pimentel Slaviero	Chief Executive Officer	2019
Ana Letícia Feller	Chief Business Management Officer	2018
Adriano Rudek de Moura	Chief Financial and Investor Relations Officer	2017
Cassio Santana da Silva	Chief Business Development Officer	2019
Eduardo Vieira de Souza Barbosa	Chief Legal and Institutional Relations Officer	2019
Vicente Loiácono Neto	Chief Governance, Risk and Compliance Officer	2018
David Campos	Chief Assistant Officer	2019

The following are brief biographies of the current members of our Board of Executive Officers:

Daniel Pimentel Slaviero. Mr. Slaviero has been our Chief Executive Officer since January 8, 2019. For biographical information regarding Mr. Slaviero, see “Board of Directors”.

Ana Letícia Feller. Ms. Feller was born on October 15, 1977. She received an MBA degree in Leadership with emphasis in Management, from Estação Business School (2015); a Post-graduate degree in Management with emphasis in Strategic People Management, from FAE Centro Universitário (2009); and a Post-graduate degree in Labor Law, from Unibrasil (2005). She holds a Bachelor’s degree in Law from Pontifícia Universidade Católica do Paraná (2000). Ms. Feller has been a Lawyer at Companhia Paranaense de Energia - Copel since 2000, where she also served as Assistant to the Chief Corporate Management Officer (2017-2018); Chair of the Permanent Compensation Committee (2017-2018); Chair of the Management Committee (2017-2018); Human Resources Chief Official (2007-2010 e 2013-2017); and member of the Ethical Guidance Council (2006-2008 and 2010-2012). Additionally, she was an alternate member of the Deliberative Council of Fundação Copel de Previdência e Assistência Social (2014-2018). She is currently Copel’s Chief Corporate Management Officer, as well as a member of the Board of Directors of Copel Distribuição S.A., Copel Comercialização S.A., Copel Telecomunicações S.A. and Copel Renováveis S.A.

Adriano Rudek de Moura. Mr. Moura was born on September 25, 1962. Mr. Moura took a professional development course at Fundação Dom Cabral (2019), at Instituto Brasileiro de Governança Corporativa - IBGC (2018), at Duke’s Fuqua School of Business (2010) and at Harvard Business School (2007). He received a post-graduate degree in Finance and Controllership from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI/USP (1997). Mr. Moura holds a degree in Accounting from Centro Universitário Ítalo Brasileiro – Unítalo (1985). Mr. Moura is currently Copel’s Chief Financial and Investor Relations Officer. He is also Chief Financial and Investor Relations Officer of Copel Geração e Transmissão S.A.; Chief Financial Officer of Copel Distribuição S.A.; Chief Financial Officer of Copel Comercialização S.A.; and Chief Financial Officer of Copel Renováveis S.A.. Previously, he was Vice-president and Chief Management, Financial and Investor Relations Officer at Elecrolux for Latin America (2003-2017); Chief Management, Financial and Investor Relations Officer at Electrolux do Brasil (1999-2003); Controller at Electrolux do Brasil (1997-1999); Vice-president at Associação Nacional de Fabricantes de Produtos Eletroeletrônicos (National Association of Home Appliance Manufacturers)(2013-2015); member of the Board of Directors at CTI (2011-2017); at Eletros (2013-2015); member of the Supervisory Board at Gafisa (2009-2014); member of the Supervisory Board at Tenda (2009-2014); at Alphaville (2012-2013); graduate school Professor at Fundação Armando Alvares Penteado - FAAP (1999); Professor at Faculdade de Administração de Empresas e Economia do Paraná – FAE (1995); and auditor and consultant at Arthur Andersen (1982-1997).

Cassio Santana da Silva. Mr. da Silva was born on August 14, 1978. He holds a Bachelor’s degree in Business Administration from Universidade Federal do Paraná - UFPR (2002); and an Executive MBA from Fundação Getúlio Vargas - Rio de Janeiro (2003). He is currently Copel’s Chief Business Development Officer. Previously, he held leading positions in many multinational companies, such as Business Unit Manager at Telefônica Brasil S.A. (2014-2019); Senior Brand and Trade Manager at Kimberly Clark (2011-2013); Marketing and Trade Marketing Manager at Danone Northeastern Business Unit (2009-2011); National Trade Marketing Manager at Danone (2008-2009); Trade Marketing Manager at Philip Morris (2007-2008); Regional Sales Manager at Ambev in the Dominican Republic (2006-2007); Trade Marketing Manager (2005-2006) and Sales Manager (2002-2005) at AmBev.

Eduardo Vieira de Souza Barbosa. Mr. Barbosa was born on October 3, 1982. Mr. Barbosa holds a post-graduate degree in Constitutional Law from Academia Brasileira de Direito Constitucional - ABDConst. Mr. Barbosa holds a Bachelor’s degree in Law from Universidade Tuiuti do Paraná - UTP. He is currently Copel’s Chief Legal and Institutional Relations Officer, as well as the Chief Legal and Institutional Relations Officer of Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A. and Copel Renováveis S.A.. Previously he acted as Chief Legal Officer of the Conselho de Jovens Empresários - CJE (Young Entrepreneurs Committee) at the State of Paraná Trade Association (2011-2016); Member of the Political Council of the State of Paraná Trade Association (2013-2016); Strategic Consultant of Companhia Paranaense de Saneamento do Paraná - Sanepar, Assistant to the Chief Legal Officer for CS Bioenergia S.A. (2015); Chief Prosecutor of the Commercial Registry of the State of Paraná (2011-2015); and Legal adviser and referee to legal and individual entities directly and indirectly connected to the Public Administration.

Vicente Loiácono Neto. Mr. Loiácono was born on June 4, 1983. He received a post-graduate degree in Civil Procedure Law from Universidade do Sul de Santa Catarina (2010). He holds a Bachelor’s degree in Law from Faculdades Integradas Curitiba (2007). He is currently attending the Master’s program on Business Law and Citizenship from Centro Universitário Curitiba (2019-2021). Mr. Loiácono is currently Copel’s Chief Governance, Risk and Compliance Officer. Mr. Loiácono has been a lawyer at the company since 2011, where he also served as Advisor to the CEO (2017-2018);; member of the Supervisory Board of Fundação Copel de Previdência e Assistência Social (2015); and member of the Ethical Guidance Council (2014). Previously, Mr. Loiácono had served as deputy coordinator of the Conselho de Jovens Empresários - CJE (Young Entrepreneurs Committee) at the State of Paraná Trade Association.

David Campos. Mr. Campos was born on November 05, 1969. Mr. Campos received a Bachelor’s degree in Social Communication - Journalism from Universidade Estadual de Ponta Grossa - UEPG (1990). He is currently Chief Assistant Officer at Companhia Paranaense de Energia - Copel. Previously he acted as Chief Communication Official at Itaipu Binacional (2017); Municipal Secretary of Social Communication at Curitiba Municipality (2011-2012); Head of the Mayor’s Office in Curitiba (2010); Chief Journalist at the State of Paraná Legislative Assembly (2001-2009); Secretary of Social Communication for the State of Paraná (1999-2000); and Municipal Secretary of Social Communication at Curitiba Municipality (1997-1998).

SUPERVISORY BOARD

We have a permanent Supervisory Board (Conselho Fiscal), which generally meets monthly. The Supervisory Board consists of five (5) members and five (5) alternates elected for two-year terms by the shareholders at the annual meeting. The Supervisory Board, which is independent of our management and of our external auditors, has the responsibilities provided in Federal Law No. 6,404/1976 and Federal Law No. 13,303/2016, which include, among others:

•	reviewing our financial statements and reporting on them to our shareholders;
•	issuing reports on proposed changes in capitalization, corporate budgets and proposed dividend distributions and any corporate reorganization to be submitted to the shareholders; and
•	in general, supervising the activities of management and reporting on them to our shareholders.

The following table lists the current and alternate members of the Supervisory Board, who were appointed at the 63rd annual shareholders’ meeting held on April 29, 2019 and at the 200th extraordinary shareholders’ meeting held on December 2, 2019. The term of all members of the Supervisory Board indicated below will expire in April 2021.

Name	Since
Demetrius Nichele Macei	2019
Harry Françóia Júnior	2019
José Paulo da Silva Filho	2019
Roberto Lamb	2017
Letícia Pedercini Issa Maia(1)	2017
Alternates
Emir Calluf Filho	2019
João Luiz Giona Junior	2018
Otamir Cesar Martins	2018
Estevão de Almeida Accioly	2019
Gilberto Pereira Issa(1)	2018

(1) Letícia Pedercini Issa Maia, member of our Supervisory Board, is the daughter of Gilberto Pereira Issa, an alternate member of our Supervisory Board.

AUDIT COMMITTEE

Pursuant to Rule 10A-3 under the Securities Exchange Act and our bylaws, our Audit Committee is composed of five members of our Board of Directors, each of whom serves a term of two years, and may be re-elected up to three consecutive times. Pursuant to the rules of procedure of the Audit Committee, the members of this committee are appointed by, and may be replaced by, a resolution taken by our Board of Directors. The members of the Audit Committee are Mr. Marco Antônio Barbosa Cândido (chairman), Ms. Leila Abraham Loria, Ms. Olga Stankevicius Colpo, Mr. Luiz Claudio Maia Vieira and Mr. Carlos Biedermann.The Audit Committee is responsible for auditing, supervising and fiscalizing the processes related to the preparation of our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the effectiveness of our internal control and risk management procedures and staff.

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

APPOINTMENT AND EVALUATION COMMITTEE (“CIA”)

The CIA is a permanent statutory body of Copel which provides support to Copel’s shareholders. The CIA’s purpose is to verify the compliance of the process of appointment and evaluation of statutory body members of Copel (i.e. Board of Directors, Fiscal Council, Executive Board and relevant statutory committees), in each case in accordance with (i) the Appointment Policy; (ii) the Internal Rules of Appointment of Statutory Bodies Members; (iii) other internal rules; and (iv) applicable law. The CIA works closely with Copel (Holding) and its wholly-owned subsidiaries and its scope may be extended to controlled companies, affiliates and other companies in which Copel and its wholly-owned subsidiaries hold equity interests.

Member	Position	Date of Appointment
Marcos Leandro Pereira	President	12.02.2019
Robson Augusto Pascoalini	Member	12.02.2019
Claudio Nogas	Member	04.29.2019
Ana Silvia Corso Matte	Member	04.29.2019
Durval Jose Soledade Santos	Member	04.29.2019

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

For the year ended December 31, 2019, the aggregate amount of compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Supervisory Board was R$12,549.0 million, of which 78.6% was for our Board of Executive Officers, 14.9% was for our Board of Directors, and 6.4% was for our Supervisory Board, as approved by our 64rd annual shareholders’ meeting held on April 29, 2019.

The following table shows additional details about the compensation paid to the members of our Board of Directors, Executive Board and Supervisory Board for the periods indicated.

	Compensation (R$’000) in the years ended December 31,
	Board of Directors			Executive Officers			Supervisory Board
Area	2019	2018	2017	2019	2018	2017	2019	2018	2017
Number of members(1)	8.33	8.58	8.75	7.00	7.00	6.00	5.00	5.00	5.00
Total Salary	514.7	854.4	987.2	4,976.8	6,562.1	6,652.7	659.2	628.2	557.2
Largest Salary	230.3	268.8	153.3	1,731.4	1,404.2	1,431.4	171.4	169.8	162.9
Smallest Salary	158.3	156.0	134.2	805,6	867.2	868.4	158.3	90.2	162.9
Average Salary	224.6	206.3	148.3	1,409.7	1,375.1	1,346.4	161.8	159.2	162.9
Compensation for attending committees(2)	1,005.2	508.5	62.8	-	-	-	-	-	-
Others(3)	340.0	322.3	247.2	2,059.5	2,719.6	2,771.9	147.5	154.9	153.0
Total	1,871.9	1,685.2	1,297.2	9,868.0	9,281.7	9,424.6	809.1	783.1	710.2

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

EMPLOYEES

On December 31, 2019, we had 7,095 employees, compared to 7,611 employees on December 31, 2018 and 8,245 employees on December 31, 2017. Including employees at Compagas, Elejor and UEG Araucária Ltda. (companies in which we have a majority stake) we had 7,266 employees as of December 31, 2019.

The following table sets forth the number of our employees and a breakdown of employees by area of activity as of the dates indicated in each area of our operations.

	As of December 31,
Area	2019	2018	2017
Generation and transmission	1,620	1,660	1,734
Distribution	4,964	5,364	5,746
Telecommunications	412	478	649
Corporation staff and research and development	61	75	78
Other employees	38	34	38
Total employees of Copel wholly-owned subsidiaries	7,095	7,611	8,245
Compagas	148	159	163
Elejor	7	7	7
Araucária	16	17	17
Total	7,266	7,794	8,432

All of our employees are covered by collective bargaining agreements that we renegotiate annually with the unions that represent the various employee groups. In 2019, we negotiated and signed labor agreements with the unions representing our employees. These new bargaining agreements became effective in October and will be in place for a one-year term. We agreed to salary increases of 2,92% in 2019 compared to 2018 salaries.

We provide a number of benefits to our employees. The most significant is our sponsorship of Fundação Copel de Previdência e Assistência Social(“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2019, approximately 99% of our employees had elected to participate in a defined contribution plan.

In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement between an employee committee and us. An employee’s receipt of compensation is conditioned on the company meeting certain benchmarks described in the above-mentioned agreement, as confirmed in our published year-end financial statements. The amount of profit-sharing distributions reserved and approved for the 2019 fiscal year (including Compagas) was R$155.5 million. The amount of profit-sharing distributions accrued and approved for the 2018 fiscal year (including Compagas) was R$91.5 million. The terms of the profit-sharing agreement are currently being revised and negotiated for future years. On November 1, 2019, we launched a new retirement incentive program (“PDI”), which was divided into two phases: (i) from November 1 to November 15, 2019, only employees who met the following requirements were entitled to took advantage of the PDI: (a) having worked at Copel for 25 years or more and (b) being 55 years old or older; and (ii) from November 16 to November 30, 2019, any employee could apply to the program. All employees who joined the program were to leave the company prior to December 15, 2019.

Thus, by December 15, 2019, three hundred and ninety-seven (397) employees took advantage of the program, totaling R$43.5 million in benefits paid and expenses related to this program.

On February 12, 2020 the Board of Directors approved the implementation, within Copel and its wholly-owned subsidiaries, of a short-term incentive program called Performance Incentive Program (Prêmio Por Desempenho “PPD”) directed at aligning efforts throughout different organizational levels to the company's strategic objectives.

The program prizes technical consistency and takes the best market practices into account. It was developed with the support of Fundação Instituto de Administração - FIA, a consultancy that specializes in people management modernization projects for the private sector as well as state-owned companies.

As a result, Copel improves its target-based management strategy and enhances its merit-based culture, thus aligning with the achievement of its strategic plan. Upholding the company's values, the implementation of the program reflects the commitment of Copel's management to the improvement of the group's operational efficiency, and to the highest corporate governance standards, strengthening the pillars that support the business' sustainable growth and longevity.

SHARE OWNERSHIP

As of March 31, 2020, board members and executive officers held, collectively, directly or indirectly, less than 0,01% of any class of our shares.

The following table indicates the board members, executive officers and members of the Supervisory Board who held shares as of March 31, 2020, and their respective share ownership as of such date. No other board member, executive officer, members or alternate members of the Supervisory Board held shares issued by the Company on March 31, 2020.

Number of shares
	Common	Class A	Class B
Board of Directors
Marcel Martins Malczewski
Leila Abraham Loria	-	-	-
Olga Stankevicius Colpo	-	-	-
Adriana Angela Antoniolli
Executive Officers
Daniel Pimentel Slaviero	-	-	-
Ana Letícia Feller	-	-	-
Adriano Rudek de Moura	-	-	-
Cassio Santana da Silva	-	-	-
Eduardo Vieira de Souza Barbosa	-	-	-
Vicente Loiácono Neto	-	-	-

Supervisory Board – Members
Demetrius Nichele Macei	-		-
Harry Françóia Júnior	-	-	-
José Paulo da Silva Filho	-	-	-
Roberto Lamb	-	-	-
Letícia Pedercini Issa Maia	2	-	2
Supervisory Board – Alternates
Emir Calluf Filho
João Luiz Giona Junior	-	-	-
Otamir Cesar Martins	-	-	-
Estevão de Almeida Accioly	-	-	-
Gilberto Pereira Issa	-	-	-

We have no share-based incentive plan for employees.

Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. On December 31, 2019, the State of Paraná directly owned 58.63% of the Common Shares. The State of Paraná does not have any different voting rights, but as long as it holds a majority of our Common Shares, it will have the right to elect a majority of our directors.

On December 31, 2019, BNDESPAR owned directly 26.41% of our Common Shares. The shareholders’ agreement entered into by and between the State of Paraná and BNDESPAR on December 22, 1998, and amended on March 29, 2001, was terminated on December 21, 2018.

The following table sets forth certain information regarding the ownership of our Common Shares on December 31, 2019:

Shareholder	Common shares
	(thousands)	(% of total)
State of Paraná	85,029	58.6
BNDESPAR	38,299	26.4
Eletrobras	1,531	1.1
Public Float – ADRs	109	0.1
Public Float – B3 (Brasil, Bolsa, Balcão)	19,728	13.6
Other	335	0.2
All directors and officers as a group(1)	-	-
Total	145,031	100.0

 (1) On December 31, 2019, our directors and officers held an aggregate of 2 Common Shares.

The following table sets forth certain information regarding the ownership of our Class B Shares on December 31, 2019:

Shareholder	Class B Shares
	(thousand)	(% of total)
State of Paraná	–	–
BNDESPAR	27,282	21.3
Eletrobras	–	–
Traded as ADSs	27,181	21.2
Traded in the B3 (Brasil, Bolsa, Balcão)	73,613	57.4
Other	221	0.1
All directors and officers as a group	–	–
Total	128,297	100.0

As of March 31, 2020, 1.19% of the Common Shares and 39.79% of the Class B Shares were held by 239 holders that reside in the United States and have registered with the B3 (Brasil, Bolsa, Balcão) market. At the same date, the ADSs represented 0.07% of the Common Shares and 18.18% of the Class B Shares, and together, approximately 8.56% of our total share capital. Until December 31,2019, there were conversions of  1,485 Class A Shares into Class B shares. For the last three fiscal years, we had no changes in the amount of our issued corporate capital, in the number of our shares or in the voting rights of our shares.

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

Transactions with Shareholders

The following summarizes the most significant transactions with our principal shareholders:

Government of the State of Paraná

The Company's management and the Paraná State Government formalized on October 31, 2017 the fifth amendment to the agreement for renegotiation of the Account for Compensation of Income and Losses - CRC. The State of Paraná complied with the agreed terms and made the payments of the monthly interest until December 2017. With the end of the grace period, the State of Paraná has complied with the payments under the agreed terms, with 64 monthly installments remaining to be paid. The contract balance is updated by the IGP-DI variation and interest of 6.65% p.a.

BNDES and BNDESPAR

BNDESPAR, a wholly-owned subsidiary of BNDES, owns 26.4% of our Common Shares. BNDES has granted us loans to finance the construction of generation and transmission facilities and both BNDES and BNDESPAR have purchased debentures issued by Compagás and all debentures issued by Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms, which are our subsidiaries.

As of December 31, 2019, we had an aggregate of R$2,521 million in outstanding debt with BNDES and BNDESPAR under these financing transactions. For additional information, please see Notes 21 and 22 to our audited consolidated financial statements, as well as “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Fundação Copel

Fundação Copel is a closed pension fund sponsored by Copel, Compagas and other entities that runs and operates benefit plans, welfare and social assistance. In 2019, Copel made payments to Fundação Copel consisting of: (i) rental in the amount of R$2.5 million and (ii) R$238.3 million for expenditure on pension and welfare plans. For more information, see Notes 32 and 36 to our audited consolidated financial statements.

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

As of December 31, 2019, we had accounts payable to DFESA in the amount of R$1.4 million under the above-mentioned agreements. For more information, see Note 36 to our audited consolidated financial statements.

Foz do Chopim Energética Ltda.

We own 35.8% of Foz do Chopim Energética Ltda., which operates a hydroelectric generation project. In 2018, we acquired from Foz do Chopim plant projects for which we recorded a liability of R$19.5 million. In 2019, this acquisition was settled through a matching of accounts with the dividend’s receivable from that supplier, which is part of the Company's consolidated investments as associate. For more information, see Note 39 to our audited consolidated financial statements.

We also had balances receivable from jointly controlled projects, mainly in the case of dividends. For additional information, please see Note 36 to our audited consolidated financial statements.

Item 8. Financial Information

See pages F-1 through F-138.

A. Consolidated Financial Information

See “Item 3. Key Information—Selected Financial Data”, “Item 5. Operating and Financial Review and Prospects—Overview” and “Item 18. Financial Statements.”

Legal Proceedings

We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our audited consolidated financial statements only include provisions when the Company has a present obligation (legal or constructive) resulting from a past event; it is probable (i.e, more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount necessary to settle the obligation. As of December 31, 2019, our provisions for such risks were R$1,606.7 million. However, it is possible that some amounts actually paid are different from the estimates made in recognizing these provisions because of determinations of final judgments and/or liquidations of the award.

As of December 31, 2019, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims whose potential losses cannot be reasonably estimated due to the current early stages of proceedings, for which no provisions have been made, was approximately R$3,485.1 million, of which R$419.9 million correspond to labor claims; R$21.3 million to employee benefits; R$1,141.4 million to regulatory claims; R$1,273.9 million to civil claims; and R$628.6 million to tax claims. For more information, see Note 29 to our audited consolidated financial statements.

Tax and Social Contribution Claims

During the second half of 2010, two lawsuits were decided before the Federal Regional Court (Tribunal Regional Federal) in favor of the federal government, reversing the prior judgment that recognized our immunity regarding the payment of COFINS tax. As a result, the Federal Internal Revenue Service (Receita Federal) issued an infraction notice demanding the payment of COFINS tax from the period between August 1995 and December 1996. As of December 31, 2019, we had provisioned R$104.2 million to cover expected losses related to these lawsuits.

Additionally, we are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions for the period between 2000 and 2006. In these proceedings, we estimate the amount of our expected loss to be R$30.7 million.

Labor-related Claims

We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2019, we have provisions totaling R$673.0 million reflecting the expected losses related to these lawsuits.

Regulatory

We are disputing certain regulatory and legal proceedings in connection with ANEEL’s allegations that we violated regulatory standards. As of December 31, 2019, we have provisions totaling R$79.8 million reflecting the expected losses related to these proceedings.

Additional Claims

We are party to several lawsuits related to accidents involving equipment used in our electricity transmission and distribution grids and vehicle accidents (for more information see Note 29.1.2(e) to our audited consolidated financial statements). As of December 31, 2019, we have provisions totaling R$337.0 million reflecting the expected losses related to these lawsuits.

We are also party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines. As of December 31, 2019, we have provisions totaling R$245.8 million reflecting the expected losses related to these lawsuits.

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

On March 30, 2020, and in the context of the coronavirus (COVID-19) pandemic, the Brazilian Government issued Provisional Measure No. 931 which is applicable to us and allows for (i) annual shareholders meetings for the fiscal year of 2020 to take place on a date up to seven months from the end of the respective 2019 fiscal year and (ii) board of directors of Brazilian companies to declare dividends pending the 2020 annual shareholders meeting.

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

In accordance with Brazilian Corporate Law, we must maintain a legal reserve, to which we must allocate a minimum of 5% of our net profits for each fiscal year until such reserve reaches an amount equal to 20.0% of our capital stock (calculated in accordance with Brazilian Corporate Law). However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our total capital stock. The amounts to be allocated to such reserve must be approved by our shareholders in a shareholders’ meeting and may be used only for the increase of our capital stock or compensation of losses.

On December 31, 2019, our legal reserve was R$1,014.2 million, or approximately 9.4% of our capital stock at that date.

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

Moreover, our net profits are also adjusted by adding the realization of amounts registered under “Equity Value Adjustments”. The account “Equity Value Adjustments” was created as a result of the first-time adoption of IFRS by Copel in 2010, which caused a fair value revaluation of certain fixed assets and the adoption of the fair value as its “deemed cost” at that date. The increase of the deemed cost of fixed assets led to an increase in depreciation costs. Thus, our management has decided to add to the adjusted net profits the realization of the “Equity Value Adjustments” in order to compensate for effects of the increased depreciation costs. This procedure is authorized by ICPC 10 (“Interpretação do Comitê de Pronunciamento Contábil”). In 2019, our adjusted net profits used to calculate our dividends was increased by R$66.2 million as a result of said realization.

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

The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity for the periods indicated.

Year	Payment date	Distribution (R$ thousands)	Payment per share (R$)
			Common	Preferred A	Preferred B
2014	June 2015	622,523	2.17236	2.52507	2.39000
2015	June 2016	326,795	1.13716	2.52507	1.25473
2016	June 2017	282,947	0.98539	2.89050	1.08410
2016	December 2017	223,266	0.77927	-	0.85932
2017	August 2018	266,000	0.92624	2.89050	1.01887
2017	August 2018	23,401	0.08177	-	0.08996
2018	December 2018	280,000	0.97515	2.89050	1.07270
2018	April 2019	98.54	0.34435	-	0.37881
2019	December 2019	643,000	2.24235	3.94657	2.46692

The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity, translated into US$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (US$ thousands)	Payment per thousand shares (US$)
			Common	Preferred A	Preferred B
2014	June 2015	234,366	0.81785	0.95063	0.89978
2015	June 2016	83,691	0.29122	0.64666	0.32133
2016	June 2017	86,818	0.30235	0.88690	0.33264
2016	December 2017	68,505	0.23911	-	0.26367
2017	August 2018	81,618	0.29237	0.91241	0.32161
2017	August 2018	7,387	0.02581	-	0.02840
2018	December 2018	72,262	0.25166	0.74597	0.27684
2018	April 2019	25,431	0,08887	-	0.09776
2019	December 2019	159,526	0.55632	0.97913	0.61203

Item 9.   The Offer and Listing

The principal trading market for our shares (including our Class B Shares) is the B3 (Brasil, Bolsa, and Balcão) market. Our Common Shares trade on B3 under the symbol “CPLE3” and our Class B Shares trade under the symbol “CPLE6”. On March 31, 2020, approximately 15,878 shareholders owned our Class B Shares.

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

Board of Directors and Board of Executive Officers

According to our bylaws, we are managed by a Board of Directors, composed of nine members and a Board of Executive Officers, composed of six members. -

Our Board of Directors ordinarily meets monthly and is responsible, among other things, for: (i) establishing our corporate strategy; (ii) defining the general orientation of our business; (iii) defining the responsibilities of members of our Board of Executive Officers; and (iv) electing the members of our Board of Executive Officers.

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

Our bylaws comply with the directives provided by Brazilian Corporate Law as follows: (i) our Class A Shares shall have priority in the distribution of minimum dividends of 10% per year, pro rata, calculated as a percentage of the paid-in capital stock represented by such shares on December 31 of the previous fiscal year; (ii) our Class B Shares shall have priority in the distribution of minimum dividends, pro rata, in the amount equivalent to 25.0% of our net profits, as adjusted in accordance with Section 202 of Law No. 6,404/76, calculated as a proportion of the paid-in capital stock represented by such shares on December 31st of the previous fiscal year; (iii) the dividends paid on Class B Shares pursuant to item (ii) above shall be paid only from any remaining profits after the payment of priority dividends to Class A Shares; and (iv) the dividends to be paid per preferred share, regardless of the class, shall be at least 10% higher than the dividends to be paid per Common Share; and (v) the preferred shares will acquire voting rights if, during three consecutive fiscal years, we fail to pay a fixed or minimum dividend to which the preferred shares are entitled. For more information on our dividend policy, see “Item 8. Financial Information.”

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

A shareholder may choose, in its individual discretion, to hold its shares through B3. Shares are added to the B3 system through Brazilian institutions that have clearing accounts with the B3. Our shareholder registry indicates which shares are listed on the B3 system. Each participating shareholder is in turn registered in a register of beneficial shareholders maintained by the B3 and is treated in the same manner as the other registered shareholders.

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

The Annex II Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Prior to the issuance of the ADSs, the ADS program was approved by the Central Bank and the CVM under the Annex V to CMN Resolution No. 2,689, which allowed Brazilian companies to issue depositary receipts in foreign exchange markets and was in force by the time the ADSs were issued. Depositary receipts are currently governed by Resolution No. 4,373. The proceeds from the sale of ADSs by ADS holders outside Brazil are free of Brazilian foreign investment controls and should not be subject to taxation in Brazil. The withdrawal and the disposal of Class B Shares upon cancellation of ADS will be subject to taxation in Brazil. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains Outside Brazil”.

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

Thereafter, any holder of Class B Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Class B Shares, unless such holder obtains his own electronic registration. A holder that obtains an electronic registration may be subject to less favorable Brazilian tax treatment than a holder of ADSs. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations”.

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

Distributions of interest on equity paid to Brazilian and Non-Brazilian Holders of Class B Shares, including payments to the Depositary in respect of Class B Shares underlying ADSs, are deductible by the Company for Brazilian corporate income tax and social contribution on net profits purposes as far as the limits above described are observed. Such payments to shareholders are subject to Brazilian withholding income tax at the rate of 15.0%, except for payments to shareholders situated in tax haven jurisdictions (that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment or the beneficial owner of the income derived from transactions carried out and attributable to a Non-Brazilian Holder - “Tax Haven Holder”), which payments are subject to withholding income tax at a 25.0% rate. A regulation issued by the Brazilian tax authorities on November 28, 2014 (Ordinance 488, of 2014) decreased, from 20% to 17%, the minimum threshold for certain specific cases. The reduced 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities in Normative Ruling 1,530 dated December 19, 2014. The list of tax haven jurisdictions is currently provided in Normative Ruling No. 1,037. These payments may be included, at their net value, as part of any mandatory dividend. To the extent that payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.

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

A disposition of Class B Shares can occur abroad if an investor decides to cancel its investment in ADSs and register the underlying Class B Shares as a direct foreign investment under Law No. 4,131. Any capital gain arising from sales or other dispositions of Class B Shares outside Brazil would be subject to Brazilian income tax at the rates that range from 15% to 22.5% depending on the amount of the gain, as follows: (i) 15% on gains not exceeding R$5,000,000.00; (ii) 17.5% on gains that exceed R$5,000,000.00 and do not exceed R$10,000,000.00; (iii) 20% on gains that exceed R$10,000,000.00 and do not exceed R$30,000,000.00; and (iv) 22.5% on gains exceeding R$30,000,000.00  or, if the investor is a Tax Haven Holder, 25.0%, which should be withheld by the purchaser of the Class B Shares outside Brazil or its attorney-in-fact in Brazil.

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
2.	subject to income tax at a rate of 15.0% in any other case, including the gains assessed by a Non-Brazilian Holder that (i) is not a 4,373 Holder, or (ii) is a 4,373 Holder and is a Tax Haven Holder.

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

U.S. Federal Income Tax Considerations

The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein (possibly with retroactive effect). This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of Class B Shares or ADSs, but it does not purport to be a comprehensive description of all of the U.S. tax consequences that may be relevant to a decision to hold or dispose of Class B Shares or ADSs. This summary applies only to purchasers of Class B Shares or ADSs who will hold the Class B Shares or ADSs as capital assets and does not apply to special classes of holders such as brokers or dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares by vote or value (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Class B Shares or ADSs on a mark-to-market basis, regulated investment companies, partnerships or other pass-through entities (or partners or members therein), insurance companies, U.S. expatriates, and persons holding Class B Shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. Moreover, this summary does not address the Medicare tax on net investment income or the tax consequences to U.S. holders of acquiring, owning or disposing of Class B Shares or ADSs under any U.S. federal estate or gift, state, local or foreign taxes.

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

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purpose.

If you are a U.S. holder, the amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian (or by a U.S. holder in the case of a holder of Class B Shares). If the custodian (or U.S. holder in the case of a holder of Class B Shares) does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, with respect to the ADSs, will be subject to taxation at preferential rates if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 and 2019 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2020 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares themselves are not listed on a U.S. exchange.Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

Distributions with respect to the Class B Shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution, with respect to the Class B Shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

Taxation of Capital Gains

Upon the sale or other disposition of a Class B Share or ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the Class B Share or ADS (including the gross amount of the proceeds before the deduction of any Brazilian tax) and the U.S. holder’s tax basis in the Class B Share or ADS. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the Class B Share or ADS has been held for more than one year on the date of the disposition. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at preferential rates. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of Class B Shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used. Alternatively, such Brazilian tax may be taken as a deduction against taxable income if the U.S. holder does not take a credit for any foreign income tax during the taxable year.

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

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties.  Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

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

For more information about our securities, see Exhibit 2.4 to this annual report.

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

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2019, this amount was US$781,639.97 thousand.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Control and Procedures

2019 Fiscal Year

Disclosure Controls and Procedures, and Report on Internal Control over Financial Reporting

(a) Disclosure Control and Procedures

We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2019 with the participation of our Chief Executive Officer and Chief Financial Officer. Based on our assessment, we concluded that, as of December 31, 2019, our disclosure controls and procedures had been effective in providing reasonable assurance that the information that we are required to disclose in the reports we present or submit under the Exchange Act is recorded, processed, summarized and reported, within the deadlines specified in the applicable rules and forms, and are accumulated and reported to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding any required disclosure.

(b) Management Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating the effectiveness of internal control over financial reporting. The process of internal controls over financial reporting is designed by our Chief Executive Officer and our Chief Financial Officer, under the supervision of our Board of Directors, and is carried out by our management and other employees as a means to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, issued by the IASB.

Rules 13a-15 (f) and 15d-15 (f) under the Exchange Act define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for purposes external in accordance with generally accepted accounting principles, and includes policies and procedures that (1) refer to record keeping that, in reasonable detail, accurately and reasonably reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to enable the preparation of financial statements in accordance with generally accepted accounting principles, and that Company's receipts and expenses are being made only with authorization from Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company's assets that could have a material effect on the audited consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect distortions. In addition, projections of any assessment of effectiveness for future periods are subject to numerous risks, including that controls may become inadequate due to changes in conditions.

Our management’s assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2019 was based on the criteria established in the Internal Control - Integrated Structure (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such criteria, our management concluded that  there is a material weakness in our internal control as of December 31, 2019.

A material weakness is a deficiency, or a combination of deficiencies, in the internal control over financial reporting, in such that there is a reasonable possibility that a material misstatement of Company's consolidated annual or interim financial statements will not be avoided or detected in a timely manner.

The following material weakness in internal controls over financial reporting has been identified and assessed by our management as of December 31, 2019:

Ineffective control related to the review of the assumptions and the calculation of impairment of fixed assets of Copel Telecomunicações, a wholly-owned subsidiary of the Company, and of UEGA, a non-wholly-owned subsidiary of the Company.

Company's management identified a failure in the operating effectiveness of the control related to the review of the assumptions and the calculation of impairment of fixed assets of Copel Telecomunicações and of UEGA.

Our independent registered public accounting firm has examined the effectiveness of our internal control of financial disclosure, as indicated in the report included in this document.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Companhia Paranaense de Energia - Copel

Curitiba - PR - Brazil

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia Paranaense de Energia - Copel and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in “Internal Control - Integrated Framework (2013)” issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States), the consolidated financial statements as of and for the year ended December 31, 2019 of the Company and our report dated April 24, 2020, expressed an unqualified opinion on those financial statements.

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

Definitions and limitations of internal control over financial reporting

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of Management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in Management’s assessment: ineffective controls related to the review of the assumptions and the calculation of impairment of fixed assets of Copel Telecomunicações, a wholly-owned subsidiary of the Company, and of UEGA, a non-wholly-owned subsidiary of the Company.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2019 of the Company, and this report does not affect our report on such financial statements.

Curitiba, April 24, 2020

DELOITTE TOUCHE TOHMATSU
Auditores Independentes – Curitiba, Brazil

(d) Changes in Internal Control on Financial Reporting

Company's management did not identify any change in the internal control over financial reporting during the fiscal year ended December 31, 2019 that significantly affected or had a reasonable possibility to significantly affect the internal controls over financial reporting, except for the matter related to the material weakness mentioned above and with respect to the remediation plans related to the material weakness described below.

Remediation Plan for Material Weakness Identified as of December 31, 2019

Company's management is committed to remediating the material weakness referred to above. The remediation plan described herein is in the process of being implemented and is designed to directly address the identified material weakness.

As a preliminary measure, Company's management decided to implement a performance indicator to monitor remediation actions related to the identified material weakness including periodic reports to the Audit Committee, the Fiscal Council and the Board of Directors of the Company.

Ineffective control related to the review of the assumptions and the calculation of impairment of fixed assets of Copel Telecomunicações, a wholly-owned subsidiary of the Company, and of UEGA, a non-wholly-owned subsidiary of the Company.

This material weakness arises from dificiencies in the operating effectiveness of the control related to the review of the assumptions and the calculation of impairment of fixed assets of Copel Telecomunicações and UEGA.

The Company has established the following procedures:

•	Additional training and communication to the employees involved in the processes, including internal control concepts, as well as operational aspects of impairment calculation;
•	Implementation of procedures and controls so that all impairment tests are duly reviewed by another qualified employee of the Company, through a checklist created strictly for this purpose;
•	Improvement of the controls and processes to carry out prior internal evaluation of all potential impacts of impairment indicators.
•

Implementation of procedures and control so that all assumptions related to telecommunications assets and UEGA assets will be formally approved by the executive board of Copel Telecomunicações and UEGA.

Material Weakness identified as of 2018 Fiscal Year

Ineffective Controls on the Revenues of Copel Geração e Transmissão and Copel Telecomunicações, wholly-owned subsidiaries of the Company.

As of December 31, 2018, we reported a material weakness related to the result of the aggregation of deficiencies in internal controls on revenues in our wholly owned subsidiaries Copel Geração e Transmissão and Copel Telecomunicações. We identified deficiencies in the design and in the operating effectiveness of controls related to (1) the review of unbilled revenues, by professionals with adequate levels of authority and competence; (2) absence of controls to verify the accuracy of customer registration information, including with respect to invoiced prices; and (3) absence of controls verifying the completeness of the revenue invoicing of Copel Telecomunicações.

In response to this material weakness, the Company adopted measures to mitigate the risks associated with such material weaknesses that included a set of actions involving changes in procedures and controls that were implemented throughout 2019:

•	Establishment of criteria for calculating the provision for unbilled revenues, including with respect to recalculations at Copel Geração e Transmissão and Copel Telecomunicações;
•

Intensification of training initiatives and internal communication procedures to reinforce operational aspects of activities related to the accounting of revenue balances in Copel Geração e Transmissão and Copel Telecomunicações;

•	Improvement of controls in order to ensure that prices and quantities of contracted energy are duly invoiced at Copel Geração e Transmissão;
•	Improvement of customer registration, prices and flow registration processes with the implementation of controls and procedures at Copel Telecomunicações;
•

Improvement of internal system to control and certify the integration of information related to Copel Telecomunicações, so as to ensure that Company's revenue is appropriately reported in relation to all of its customers.

Remediation of Material Weaknesses Reported as of December 31, 2018

As a means to remedy material deficiencies identified as of December 31, 2018, Company's management incorporated a committee comprised of Company Directors, with the support of specialists representing each management department. The aim of the committee was to analyze and establish immediate actions to remedy the identified deficiencies and its measures were periodically reported to the Statutory Audit Committee, the Fiscal Council and the Board of Directors CAD throughout 2019.

The Company has continuously been working to improve its internal controls environment. With the support of a consultancy company specifically engaged to provide internal controls consultancy, Company’s management has successfully established action plans to mitigate risks, carrying out periodic communication with governance bodies.

As a result of the work carried out by Company’s management, all material weaknesses identified as of December 31, 2018 have now been remedied.

Item 16A. Audit Committee Financial Expert

In May 3, 2019, our Board of Directors reviewed the qualifications and backgrounds of the members of the Audit Committee and determined that Mr. Carlos Biedermann an “audit committee financial expert” within the meaning of Item 16A of Form 20-F and satisfied the requirements of independence of Rule 10A-3 under the Securities Exchange Act.. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Audit Committee”.

Item 16B. Code of Ethics

Our code of ethics, named as “Code of Conduct”, was first adopted in 2003, applicable to our chief executive officer, our executive financial officer and the main executives of our accounting department.

In 2015, our code was revised after an open consultation process that involved our internal staff and inputs from stakeholders. In this process, after the proposals were consolidated, the code was approved by our Management and by our Board of Officers. In 2017, an amendment to this code was approved by our Management and our Board of Directors to reflect new Brazilian regulation on conflict of interests and periodical training. In 2018, the Code of Ethics was revised and a new version was approved by the Board of Directors on March 13, 2018. In 2019, we began a new process of revising our Code of Ethics, through public consultation, with completion scheduled for the second half of 2020.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2019, 2018 and 2017.

The table next sets forth the total amount billed to Deloitte Touche Tohmatsu Auditores Independentes for services performed in 2019, 2018 and 2017, and breaks down these amounts by category of service.

	Year ended December 31,
Billed	2019	2018	2017
	(R$million)
Audit fees	3.0	3.9	3.9
Audit-related fees	-	-	-
Tax fees	0.2	0.2	0.2
All other fees	-	1.0	-
Total	3.2	5.1	4.1

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

Audit Committee Pre-Approval Policies and Procedures

When hiring other services from its external auditors, the Company's practice provides for prior analysis by the Audit Committee of the Board of Directors, which must consider in this assessment whether a relationship or service provided by an independent auditor: (i) creates conflicting interests with your audit client; (ii) puts them in a position to audit their own work; (iii) results in acting as a manager or as an employee of the audit client; or (iv) puts them in a position of attorney for the audit client.

The Audit Committee also considers, in this type of assessment, whether any service provided by the independent auditing company may impair, in fact or apparently, the firm's independence. Whenever necessary, the Audit Committee can count on the technical support of the Internal Audit, or of an independent consultancy, for technical evaluation that may be required in each specific case, with discussions on the contracting of other services being recorded in the minutes of this collegiate meeting independent auditor.

For more information regarding our Board of Directors and Audit Committee, see “Item 6. Directors, Senior Management and Employees”.

Item 16D. Exemption from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Securities Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. All five members of our Audit Committee rely on the exemption in Rule 10A-3(b)(iv)(E): (i) Mr. Carlos Biedermann,  Mr. Marco Antônio Barbosa Cândido and Luiz Claudio Maia Vieira, who are designees of the State of Paraná, and (ii) Ms. Leila Abraham Loria and Ms. Olga Stankevicius Colpo, who are designees of minority shareholders. In our assessment, each of these members acts independently in performing the responsibilities of an audit committee member under the Sarbanes-Oxley Act and satisfies the other requirements of Securities Exchange Act Rule 10A-3. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees — Audit Committee”.

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

Copel fits the definition of a “controlled company” since the majority of its voting shares are held by the State of Paraná. As such, Copel would not be required to comply with the majority of independent directors requirement. However, Brazilian Law 13,303/2016 requires that at least 25% of our board members be independent members and according to Copel’s bylaws, meeting the requirements of B3's State-Owned Enterprises Governance Program, we are required to have a minimum of 30% of independent directors on Board of Directors.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.

Copel's non-managing directors regularly hold executive sessions without management, which are usually scheduled to occur at the end of board meetings.. Our Chief Executive Officer is also a member of our board of directors.

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

As a controlled company, Copel would not be required to comply with the nominating/ corporate governance committee requirements. However, Brazilian Law 13,303 / 2016 requires Copel to  keep a permanent statutory committee, advisory to the shareholders, and responsible for monitoring the nomination and evaluation processes applicable to our management,  members of our board of directors, Supervisory Board and board committees. This committee is composed of members nominated by the shareholders.

Compensation Committee
303A.05

A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

Copel fits the definition of “controlled company”, as the majority of its voting shares are held by the State of Paraná. As a controlled company, Copel would not be required to comply with the compensation committee requirements if it were a U.S. domestic issuer.

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

Although the corporate governance practices adopted by Copel do not comply with all the terms specified in the rules of the NYSE, they fulfill the requirements established for companies listed on level 1 of corporate governance of B3 (Brasil, Bolsa, Balcão). The Company also adopts the Code of Better Corporate Governance Practices of the Brazilian Institute for Corporate Governance (”IBGC”) and was granted with a certification under the State-Owned Enterprise Governance Program of B3 (Brasil, Bolsa, Balcão) with the maximum score, being the only company in Brazil to obtain this result.

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

Item 19. Exhibits

1.1

Corporate Bylaws approved and consolidated by the 187th Extraordinary Shareholders Meeting, of October 10, 2013, and amended by the 190th Extraordinary Shareholders meeting, of April 23, 2015, and by the 193rd Extraordinary Shareholders meeting of December 22, 2016, and by the 195th Extraordinary Shareholders meeting of June 7, 2017, and by the 197th Extraordinary Shareholders meeting of June 28, 2018 , and by the 199th Extraordinary Shareholders meeting of April 29, 2019, and by the 200th Extraordinary Shareholders meeting of December 02, 2019.

2.1

Deposit Agreement (preferred shares) dated as of March 21, 1996, as amended and restated as of November 21, 2007, filed with the SEC on February 12, 2009 as an exhibit to our Registration Statement on Form F-6 and in incorporated herein by reference (File No. 333-157278).

2.4	Description of Securities registered under Section 12 of the Exchange Act.
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

RAP or APR: Annual Permitted Revenues (or Receita Anual Permitida).

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

Tax Haven Holder: A shareholder situated in tax haven jurisdictions (that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% (or 17%, as the case may be) or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment or the beneficial owner of the income derived from transactions carried out and attributable to a Non-Brazilian Holder). The list of tax haven jurisdictions is currently provided in Normative Ruling No. 1,037.

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

Date: April 27, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Companhia Paranaense de Energia - Copel

Curitiba - PR - Brazil

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Companhia Paranaense de Energia - Copel and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2020, expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.

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

Emphasis of Matter

As discussed in Note 40.5 to the financial statements, the Company has described the impacts of the coronavirus disease (COVID-19) on the operations of the business and the uncertainties of related future impacts on the business, as well as the measures, both taken and planned, to deal with these events and circumstances. Our opinion is not modified in respect of this matter.

Critical audit matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition - Refer to note 4.12 and note 31 to the financial statements

Critical audit matter description

The Company bills its residential, industrial and commercial customers monthly. Unbilled revenues from the billing date to month-end are estimated based on the prior month’s billing and recognized as revenue at the end of the month in which the service was provided. The Company reads certain of its individual customers’ meters systematically throughout the month in order to estimate how much energy was delivered to individual customers. At the end of each month, the amount of energy delivered to each customer since their last meter reading date is estimated and the corresponding unbilled revenue is determined based upon a customer’s daily estimated usage by class and applicable customer rates reflecting significant historical trends and experience. Differences between estimated and actual unbilled revenues, which have historically been insignificant, are recognized in the following month.

We identified Revenue Recognition as a critical audit matter because of the complexity of certain of the Company’s contracts and the judgments necessary to audit revenue recognition, including the methods and assumptions used to estimate unbilled revenue, as well as the use of automated systems to process and record revenue. Performing procedures to audit revenue required a high degree of auditor judgment and extensive audit effort, including involvement of our information technology specialists.

How the critical audit matter was addressed in the audit

Our audit procedures on revenue recognition included the following, among others:

•    We tested the effectiveness of controls over revenue recognition, including management’s controls over the measurement of energy volumes and pricing, as well as controls over estimates of unbilled revenue.

•    With the assistance of our IT specialists, we:

–     Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

–     Performed testing of system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.

•    With respect to unbilled revenue, we:

–     Evaluated the appropriateness and consistency of the methods and assumptions used by management to develop the estimates of unbilled revenue.

–     Tested the mathematical accuracy of Management’s estimates of unbilled revenue.

–     We evaluated management’s ability to estimate unbilled revenue accurately by comparing actual subsequent revenue with Management’s historical estimates for the related revenue streams.

•    For a sample of revenue transactions, we performed detail transaction testing by agreeing the amounts recognized to source documents, testing the mathematical accuracy of the recorded revenue, and verifying subsequent cash receipts.

•    We assessed whether the disclosures made by Management in the financial statements are appropriate.

Impairment of long-lived assets - Refer to note 4.10 and note 17.7 to the financial statements

Critical audit matter description

Long-lived assets, primarily property, plant and equipment and intangible assets, comprise a significant amount of Company’s total assets. Management evaluates the long-lived assets and make judgments and estimates concerning the carrying value of these assets, including the amounts to be capitalized, the depreciation/ amortization rates and useful lives of these long-lived assets. The carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires management to make long-term forecasts of future revenues and costs related to the assets subject for review. These forecasts require assumptions about the demand for its products and services, future market conditions and regulatory developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period.

We identified Impairment of Long-Lived Assets, specifically Property, Plant and Equipment, as a critical audit matter because of the significant estimates and assumptions management makes to estimate the recoverable amount of Property, Plant and Equipment. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to forecasts of future revenues, operating margins and selection of the discount rates.

How the critical audit matter was addressed in the audit

Our audit procedures related to impairment of long-lived assets included the following, among others:

•    We tested the effectiveness of controls over management’s impairment evaluation of Property, Plant and Equipment, including those over the identification of impairment indicators and the determination of the recoverable amount, such as controls related to Management’s forecasts, the selection of discount rates and mathematical accuracy of the models used by Management.

•    We evaluated the reasonableness of management’s forecasts by considering (1) historical results, (2) contractual and market conditions, including price and energy quantities, and (3) impact of changes in the regulatory environment.

•    With the assistance of our fair value specialists, we evaluated the discount rates, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rates selected by management.

•    We assessed whether the disclosures made by Management in the financial statements are appropriate.

Property, plant and equipment for energy Generation and Transmission and Telecommunication segments - Refer to note 4.8 and note 17 to the financial statements

Critical audit matter description

Management reviews the estimated useful lives and the residual value of property, plant and equipment annually. After conducting a review on the useful lives of the property, plant and equipment during this year, Management changed the accounting estimates of the useful lives of certain equipment prospectively.

We identified Property, Plant and Equipment for Energy Generation and Transmission and Telecommunication segments as a critical audit matter because it requires Management to exercise significant judgment in relation to the estimate of useful lives of the assets considering the nature, timing and likelihood of changes which may affect the life expectancy of the assets and therefore could have a material impact on the depreciation expense for the year. Additionally, the timing that Company transfers the items from assets in construction (in progress) to assets in service impacts its depreciation.

How the critical audit matter was addressed in the audit

Our procedures in relation to the useful lives of the property, plant and equipment included:

•    We tested the effectiveness of controls over property, plant and equipment, including controls over Management’s review and evaluation of estimated useful lives.

•    We evaluated Management’s estimates of the useful lives of property, plant and equipment considering (1) consistency with the economic benefits embodied in the respective assets and future operating plan forecasts, including planned acquisitions and retirements of property, plant and equipment; and (2) historical experience and market development for the business, and (3) the basis, procedures and rational to support changes in estimates.

•    We challenged the assumptions and critical judgements used by the Management by comparing the Management’s past estimates and plans with the current year’s estimates and plans taking into account recent market and industry conditions.

•    We inquired internal technical engineers to understand changes is useful lives of assets.

•    For a sample of property, plant and equipment transactions, we performed detail transaction testing on additions and write-offs by agreeing the amounts recognized to source documents.

•    We tested depreciation expense by developing an independent expectation of depreciation and comparing such expectation to recorded amount.

•    We assessed whether the disclosures made by Management in the financial statements are appropriate.

Provisions for legal claims and contingent liabilities - Refer to note 4.11 and note 29 to the financial statements

Critical audit matter description

The Company is part in several judicial and administrative proceedings before different courts. Based on assessments made by the Company’s legal counsel, Management makes provisions for legal claims in which losses are rated probable, thus meeting the criteria for recognition of provisioning. The Company’s Management believes that it is not practicable to provide information regarding the expected timing of any cash outflows resulting from these lawsuits in which the Company and its subsidiaries are involved, due to the slow pace and unpredictability of Brazilian legal, tax and regulatory systems, and since final resolution of the proceedings for which a provision has been registered depends on the conclusions of court proceedings.

We identified Provisions for Legal Claims and Contingent Liabilities as a critical audit matter because of the large number of cases and the subjectivity of estimating the likelihood and amount of potential losses. Performing audit procedures to evaluate whether legal claim provisions were appropriately recorded and disclosed, required a high degree of auditor judgment and an increased extent of effort.

How the critical audit matter was addressed in the audit

Our audit procedures related to Provisions for Legal Claims and Contingent Liabilities included the following, among others:

•    We tested the effectiveness of controls related to provisions for legal claims and contingent liabilities, including those over the completeness and review of new and outstanding legal matters, as well as controls over the measurement of potential losses.

•    With the assistance of our IT specialists, we tested the effectiveness of controls related to the computerized systems used by Management to manage outstanding cases.

•    We tested the integrity and accuracy of the database used by Management to manage outstanding cases and used to determine loss probabilities and measure potential losses.

•    We inquired internal and external legal counsel to understand developments in legal matters and progression in potential settlement discussions.

•    We requested and received a written response from internal and external legal counsel as it relates lawsuits.

•    We read Board of Directors and Executive meeting minutes for evidence of unrecorded contingencies.

•    We evaluated the assumptions and judgements used by Management to estimate legal and other provisions, including corroborating the assumptions with internal legal counsel, with the assistance of our tax and environmental specialists.

•    We evaluated the Company’s disclosures for consistency with our knowledge of the Company’s legal matters.

April 24, 2020

DELOITTE TOUCHE TOHMATSU
Auditores Independentes - Curitiba, Brazil

We have served as the Company’s auditor since 2016.

Companhia Paranaense de Energia – Copel and Subsidiaries

Consolidated Financial Statements as of December 31, 2019 and 2018

and for the years ended December 31, 2019, 2018 and 2017 and Report of

Independent Registered Public Accounting Firm

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note	12.31.2019	12.31.2018
CURRENT ASSETS
Cash and cash equivalents	5	2,941,727	1,948,409
Bonds and securities	6	3,112	124,862
Collaterals and escrow accounts		147	203
Trade accounts receivable	7	3,120,168	2,944,091
Dividends receivable		70,092	76,672
CRC transferred to the Paraná State Government	8	219,236	190,876
Sectorial financial assets	9	355,570	421,184
Accounts receivable - concessions	10	58,842	53,177
Contract assets	11	107,443	85,019
Other current receivables	12	426,865	363,250
Inventories		130,442	116,285
Income tax and social contribution receivable		236,929	152,157
Other current recoverable taxes	13.2	205,060	160,842
Prepaid expenses	14	33,563	40,819
		7,909,196	6,677,846

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	278,969	219,434
Other temporary investments		27,734	19,511
Collaterals and escrow accounts	21.1	98,433	89,555
Trade accounts receivable	7	62,399	162,915
CRC transferred to the Paraná State Government	8	1,131,449	1,254,166
Judicial deposits	15	504,190	528,290
Sectorial financial assets	9	118,419	257,635
Accounts receivable - concessions	10	2,558,796	2,497,514
Contract assets	11	3,943,941	3,348,211
Other noncurrent receivables	12	661,759	228,894
Income tax and social contribution receivable		142,532	166,384
Deferred income tax and social contribution	13.1	1,011,866	1,007,061
Other noncurrent recoverable taxes	13.2	322,011	231,400
Prepaid expenses	14	132	3,290
		10,862,630	10,014,260

Investments	16	2,523,179	2,368,234
Property, plant and equipment	17	10,592,103	10,840,663
Intangible assets	18	6,332,611	6,029,097
Right-of-use asset	27	92,831	-

		30,403,354	29,252,254

TOTAL ASSETS		38,312,550	35,930,100
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position, continued

As of December 31, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note	12.31.2019	12.31.2018
CURRENT LIABILITIES
Payroll, social charges and accruals	19	337,044	284,179
Accounts payable to suppliers	20	1,685,280	1,419,243
Income tax and social contribution payable		60,132	197,949
Other taxes due	13.2	501,068	451,433
Loans and financing	21	255,521	1,113,047
Debentures	22	1,164,301	2,184,881
Dividend payable		616,356	375,675
Post-employment benefits	23	66,004	58,478
Sectorial charges due	24	28,508	79,872
Research and development and Energy efficiency	25	375,395	270,429
Accounts payable related to concession	26	73,032	67,858
Lease liability	27	33,573	-
Other accounts payable	28	149,407	192,070
		5,345,621	6,695,114

NONCURRENT LIABILITIES
Accounts payable to suppliers	20	187,913	49,956
Deferred income tax and social contribution	13.1	293,666	157,420
Other taxes due	13.2	662,114	796,732
Loans and financing	21	2,886,862	2,934,260
Debentures	22	7,265,409	5,333,250
Post-employment benefits	23	1,128,932	910,285
Research and development and Energy efficiency	25	282,776	322,306
Accounts payable related to concession	26	539,555	516,305
Sectorial financial liabilities	9	102,284	96,531
Lease liability	27	63,031	-
Other accounts payable	28	349,462	116,954
Provisions for legal claims	29	1,606,713	1,664,773
		15,368,717	12,898,772

EQUITY
Attributable to controlling shareholders
Capital	30.1	10,800,000	7,910,000
Equity valuation adjustments	30.2	591,927	785,610
Legal reserve		1,014,248	914,751
Profit retention reserve		4,846,239	6,422,564
		17,252,414	16,032,925

Attributable to non-controlling interests	16.2.2	345,798	303,289

		17,598,212	16,336,214

TOTAL LIABILITIES & EQUITY		38,312,550	35,930,100
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Income

As of December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2019	12.31.2018	12.31.2017
NET OPERATING REVENUE	31	16,244,274	14,934,780	14,024,573
OPERATING COSTS	32	(11,760,176)	(11,501,688)	(10,665,890)
GROSS PROFIT		4,484,098	3,433,092	3,358,683
Operational expenses / income
Selling expenses	32	(207,059)	(148,709)	(169,050)
General and administrative expenses	32	(734,300)	(723,534)	(685,675)
Other operational income (expenses)	32	(458,815)	(302,690)	(464,316)
Equity in earnings of investees	16	106,757	135,888	101,739
		(1,293,417)	(1,039,045)	(1,217,302)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		3,190,681	2,394,047	2,141,381

Financial results	33
Financial income		750,241	813,915	699,310
Financial expenses		(1,238,727)	(1,251,965)	(1,447,750)
		(488,486)	(438,050)	(748,440)

OPERATING PROFIT		2,702,195	1,955,997	1,392,941

INCOME TAX AND SOCIAL CONTRIBUTION	13.3
Current		(433,555)	(580,065)	(379,943)
Deferred		(205,771)	68,072	105,257
		(639,326)	(511,993)	(274,686)

NET INCOME		2,062,869	1,444,004	1,118,255
Attributed to controlling shareholders		1,989,946	1,407,063	1,033,626
Attributed to non-controlling interest	16.2.2	72,923	36,941	84,629

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO
CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	30.3
Common shares		6.94344	4.91091	3.60754
Class "A" Preferred shares		9.11525	5.40201	3.96830
Class "B" Preferred shares		7.63812	5.40201	3.96830
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2019	12.31.2018	12.31.2017
NET INCOME		2,062,869	1,444,004	1,118,255
Other comprehensive income
Items that will never be reclassified to profit or loss	30.2
Gain (losses) on actuarial liabilities
Post employment benefits		(186,628)	(58,354)	(46,506)
Taxes on other comprehensive income		63,444	19,994	16,827
Items that may be reclassified to profit or loss	30.2
Adjustments related to financial assets		-	-	26,138
Taxes on other comprehensive income		-	-	(8,888)
Realization - gain on financial assets, net of tax		-	-	(18,909)
Total comprehensive income, net of taxes		(123,184)	(38,360)	(31,338)

TOTAL COMPREHENSIVE INCOME		1,939,685	1,405,644	1,086,917
Attributed to controlling shareholders		1,862,489	1,368,549	1,002,411
Attributed to non-controlling interest		77,196	37,095	84,506
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Attributable to controlling shareholders
			Equity valuation adjustments		Profit reserves				Attributable
						Profit			to non -
			Deemed	Other comprehensive	Legal	retention	Accumulated	Shareholders’	controlling	Equity
	Note	Capital	cost	income	reserve	reserve	profit	equity	interests	Consolidated
Balance as of January 1, 2017		7,910,000	944,956	53,510	792,716	5,016,916	-	14,718,098	260,444	14,978,142
Net Income		-	-	-	-	-	1,033,626	1,033,626	84,629	1,118,255
Other comprehensive income
Gain on financial assets, net of taxes	30.2	-	-	17,250	-	-	-	17,250	-	17,250
Actuarial losses, net of taxes		-	-	(29,556)	-	-	-	(29,556)	(123)	(29,679)
Realization - gain on financial assets, net of taxes		-	-	(18,909)	-	-	-	(18,909)	-	(18,909)
Total comprehensive income		-	-	(31,215)	-	-	1,033,626	1,002,411	84,506	1,086,917
Realization - deemed cost, net of taxes	30.2	-	(71,650)	-	-	-	71,650	-	-	-
Deliberation of additional dividends proposed	16.2.2	-	-	-	-	-	-	-	(11,053)	(11,053)
Approval of additional dividends in accordance with the 62nd Annual General Meeting	16.2.2	-	-	-	-	(223,266)	-	(223,266)	-	(223,266)
Allocation proposed to GSM:
Legal reserve		-	-	-	51,682	-	(51,682)	-	-	-
Interest on ow n capital	30.4	-	-	-	-	-	(266,000)	(266,000)	-	(266,000)
Dividends	30.4	-	-	-	-	-	(23,401)	(23,401)	(30,836)	(54,237)
Profit retention reserve		-	-	-	-	764,193	(764,193)	-	-	-
Balance as of December 31, 2017		7,910,000	873,306	22,295	844,398	5,557,843	-	15,207,842	302,661	15,510,503
Adjustments arising from the adoption of IFRS 15 and IFRS 9		-	-	(4,391)	-	-	(160,533)	(164,924)	-	(164,924)
Transfres to profit retention reserve		-	-	-	-	(160,533)	160,533	-	-	-
Balance as of January 1, 2018		7,910,000	873,306	17,904	844,398	5,397,310	-	15,042,918	302,661	15,345,579
Net Income		-	-	-	-	-	1,407,063	1,407,063	36,941	1,444,004
Other comprehensive income		-	-	-	-	-	-	-	-	-
Actuarial gain (losses), net of taxes	30.2	-	-	(38,514)	-	-	-	(38,514)	154	(38,360)
Total comprehensive income		-	-	(38,514)	-	-	1,407,063	1,368,549	37,095	1,405,644
Realization - deemed cost, net of taxes	30.2	-	(67,086)	-	-	-	67,086	-	-	-
Allocation proposed to GSM:
Legal reserve		-	-	-	70,353	-	(70,353)	-	-	-
Interest on ow n capital	30.4	-	-	-	-	-	(280,000)	(280,000)	-	(280,000)
Dividends	30.4	-	-	-	-	-	(98,542)	(98,542)	(36,467)	(135,009)
Profit retention reserve		-	-	-	-	1,025,254	(1,025,254)	-	-	-
Balance as of December 31, 2018		7,910,000	806,220	(20,610)	914,751	6,422,564	-	16,032,925	303,289	16,336,214
Net Income		-	-	-	-	-	1,989,946	1,989,946	72,923	2,062,869
Other comprehensive income
Actuarial gain (losses), net of taxes	30.2	-	-	(122,583)	-	-	-	(122,583)	(601)	(123,184)
Gain (loss) with interest variation in Subsidiary		-	-	(4,874)	-	-	-	(4,874)	4,874	-
Total comprehensive income		-	-	(127,457)	-	-	1,989,946	1,862,489	77,196	1,939,685
Realization - deemed cost, net of taxes	30.2	-	(66,226)	-	-	-	66,226	-	-	-
Capital increase	30.1	2,890,000	-	-	-	(2,890,000)	-	-	-	-
Deliberation of additional dividends proposed	16.2.2	-	-	-	-	-	-	-	(3,335)	(3,335)
Dividends	16.2.2	-	-	-	-	-	-	-	(7,838)	(7,838)
Allocation proposed to GSM:
Legal reserve		-	-	-	99,497	-	(99,497)	-	-	-
Interest on ow n capital	30.4	-	-	-	-	-	(643,000)	(643,000)	-	(643,000)
Dividends	30.4	-	-	-	-	-	-	-	(23,514)	(23,514)
Profit retention reserve		-	-	-	-	1,313,675	(1,313,675)	-	-	-
Balance as of December 31, 2019		10,800,000	739,994	(148,067)	1,014,248	4,846,239	-	17,252,414	345,798	17,598,212
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2019	12.31.2018	12.31.2017

CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income		2,062,869	1,444,004	1,118,255

Adjustments to reconcile net income for the period with cash
Unrealized monetary and cambial variation and debt charges - net		815,061	767,751	900,610
Interest - bonus from the grant of concession agreements under the quota system	10.3	(91,404)	(85,986)	(82,160)
Remuneration of transmission concession contracts	10.4 and 11.3	(501,566)	(351,544)	(490,925)
Result of the adoption of the Special Tax Regularization Program		-	-	(154,197)
Recovery of PIS / Pasep and Cofins on ICMS	13.2.1	(105,184)	-	-
Income tax and social contribution	13.3	433,555	580,065	379,943
Deferred income tax and social contribution	13.3	205,771	(68,072)	(105,257)
Equity in earnings of investees	16.1	(106,757)	(135,888)	(101,739)
Appropriation of acturial calculation of post-employment benefits	23.4	99,578	97,900	97,511
Appropriation of pension and healthcare contributions	23.4	138,974	151,215	153,069
Creation for research and development and energy efficiency programs	25.2	130,678	125,369	118,753
Recognition of fair value of assets related to concession compensation	31	(36,646)	(47,499)	(57,080)
Sectorial financial assets and liabilities result	31	(25,057)	(985,344)	(767,040)
Depreciation and amortization	32	1,093,836	749,179	731,599
Net operating estimated losses, provisions and reversals	32.4	374,815	306,697	365,539
Result of business combination carried out with asset swap - gain		1,414	3,769	-
Realization of added value in business combinations		1,536	-	-
Result of disposal of investment		-	(8,174)	(28,650)
Fair value in energy purchase and sale operations in the active market	31	(204,876)	(3,786)	-
Impairment of accounts receivable related to concession	10.1	146	1,536	17
Loss on disposal of contract assets	11.1	7,949	9,762	-
Loss on disposal of property, plant and equipment	17	158,084	68,450	64,508
Loss on disposal of intangible assets	18.1 and 18.4	26,789	28,742	42,740
Result of write-offs of use rights of assets and liabilities of leases - net	27.1 and 27.2	(31)	-	-
		4,479,534	2,648,146	2,185,496

Decrease (increase) in assets
Trade accounts receivable		225,624	191,113	(322,814)
Dividends and interest on own capital received		36,732	50,858	44,334
CRC transferred to the Government of the State of Paraná	8.1	278,586	260,117	97,085
Judicial deposits		46,300	87,853	96,028
Sectorial financial assets	9.2	277,265	482,974	-
Other receivables		(55,191)	17,292	(44,193)
Inventories		(14,220)	(5,726)	20,078
Income tax and social contribution		(60,904)	360,855	146,602
Other current taxes recoverable		(13,338)	(74,003)	87,884
Prepaid expenses		10,414	8,520	12,128
Related parties		-	-	(667)
		731,268	1,379,853	136,465

Increase (decrease) in liabilities
Payroll, social charges and accruals		52,792	(29,845)	26,170
Related parties		-	(59)	-
Suppliers		255,534	(572,306)	275,370
Other taxes		(132,330)	75,234	24,795
Post-employment benefits	23.4	(199,007)	(204,809)	(200,848)
Sectorial charges due		(51,442)	(70,507)	8,313
Research and development and energy efficiency	25.2	(91,306)	(91,015)	(104,512)
Payable related to the concession	26.1	(70,569)	(64,365)	(65,871)
Accounts payable linked to the concession		-	-	419,220
Other accounts payable		(51,484)	103,464	(101,062)
Provisions for legal claims	29.1.1	(367,548)	(144,171)	(124,395)
		(655,360)	(998,379)	157,180

CASH GENERATED FROM OPERATING ACTIVITIES		4,555,442	3,029,620	2,479,141

Income tax and social contribution paid		(575,210)	(468,552)	(335,087)
Loans and financing - interest due and paid	21.4	(325,977)	(289,095)	(532,033)
Debentures - interest due and paid	22.2	(700,119)	(501,002)	(622,815)
Charges for lease liabilities paid	27.2.1	(9,130)	-	-

NET CASH GENERATED FROM OPERATING ACTIVITIES		2,945,006	1,770,971	989,206
(continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2019	12.31.2018	12.31.2017

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		45,170	(75,804)	48,512
Loans and financing granted to related parties		-	-	(5,145)
Receipt of loans and financing granted to related parties		-	117,645	24,985
Additions to contract assets		(1,042,093)	(792,835)	-
Customers contributions - contract assets		104,067	106,764	-
Acquisitions of subsidiaries - effect on cash	1.2.2	(123,794)	7,998	-
Investment disposal		-	-	484,608
Additions in investments	16.1	(133,874)	(51,557)	(248,243)
Capital reduction of investees	16.1	35,035	35,280	-
Additions to property, plant and equipment		(543,130)	(1,489,067)	(1,205,508)
Customers contributions - property, plant and equipment		-	12	-
Additions to intangible assets		(5,032)	(7,589)	(806,240)
Customers contributions - intangible assets		-	-	125,858

NET CASH (USED IN) GENERATED FROM INVESTING ACTIVITIES		(1,663,651)	(2,149,153)	(1,581,173)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	21.4	796,296	1,314,766	800,044
Issue of Debentures	22.2	2,965,028	2,890,283	2,242,521
Payments of principal - loans and financing	21.4	(1,660,869)	(1,126,144)	(971,187)
Payments of principal - debentures	22.2	(1,977,125)	(1,491,667)	(915,005)
Amortization of principal of lease liabilities	27.2.1	(30,946)	-	-
Dividends and interest on own capital paid		(380,421)	(300,722)	(506,404)

NET CASH GENERATED FROM FINANCING ACTIVITIES		(288,037)	1,286,516	649,969

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		993,318	908,334	58,002

Cash and cash equivalents at the beginning of the period	5	1,948,409	1,040,075	982,073
Cash and cash equivalents at the end of the period	5	2,941,727	1,948,409	1,040,075

CHANGE IN CASH AND CASH EQUIVALENTS		993,318	908,334	58,002
Notes are an integral part of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1      Operations

Companhia Paranaense de Energia (Copel or Company), with its head office located at Rua Coronel Dulcídio, 800, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded at Corporate Governance Level 1 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel, which are regulated by the Brazilian Electricity Regulatory Agency (ANEEL), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, planning, and asset building activities related to the generation, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel participates in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy, telecommunications and natural gas.

1.1       Copel’s equity interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

The changes in relation to equity interests as of December 31, 2018 were the business combination presented in Note 1.2 and the setting up of the following Special Purpose Entities (SPE):

•       F.D.A. Geração de Energia Elétrica S.A.

•       Entities that are a part of Jandira Wind Complex

In addition, there was dilution of the equity interest of UEG Araucária and Copel’s equity interest changed from 20% to 20.3% and that of Copel GeT from 60% to 60.9%, with a consequent reduction in non-controlling interests to 18.8%.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1.1        Subsidiaries

	Headquarters	Main activity	Interest
Subsidiaries			%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A. (Copel TEL)	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Renováveis S.A. (Copel REN) (a)	Curitiba/PR	Control and management of interests	100.0	Copel
Copel Comercialização S.A. (Copel Energia)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária Ltda. (UEG)	Curitiba/PR	Production of electricity from natural gas	20.3	Copel
			60.9	Copel GeT
São Bento Energia, Investimentos e
Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Uirapuru Transmissora de Energia S.A (Note 1.2.1)	Florianópolis	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A. (b)	Curitiba/PR	Production of electricity	100.0	Copel GeT
F.D.A. Geração de Energia Elétrica S.A. (b)	Curitiba/PR	Production of electricity	100.0	Copel GeT
Jandaíra I Energias Renováveis S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra II Energias Renováveis S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra III Energias Renováveis S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra IV Energias Renováveis S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
(a) The company is studying the possible incorporation of the operational activities and version of Copel RENs equity for the shareholder or the change of main activity.
(b) Pre-operating stage.

(c) SPEs established with a 99.99% interest in Copel GeT and 0.1% in Cutia. The transfer of all shares to Copel GeT depends on the granting of Authorizations by Aneel and the signing of the Energy Commercialization Contracts in the Regulated Environment - CCEARs

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Cash Flows, continued

For the years ended December 31, 2019, 2018 and 2017

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

(a) Project with halted activities due to a Public Civil Action pending judgment by Federal Court. An arbitration proceeding will be started to decide about relief of contractual obligations with no burden for bidders, with consequent return of signing up bonus, refund of incurred costs with collateral and relief of collateral provided.

(b) Pre-operating stage.

1.1.3        Associates

Associated companies	Headquarters	Main activity	Interest
			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.0303	Copel
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77	Copel GeT
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0	Copel
Copel Amec S/C Ltda. - in liquidation	Curitiba/PR	Services	48.0	Copel
Sercomtel S.A. Telecomunicações (a)	Londrina/PR	Telecommunications	45.0	Copel
Dominó Holdings Ltda.	Curitiba/PR	Interests in companies	49.0	Copel Energia
Estação Osasco Desenvolvimento Imobiliário S.A. (b)	São Paulo/SP	Incorporation of real estate projects	18.78	UEG
(a) Investment reduced to zero due to the impairment tests.
(b) Pre-operating stage.

1.1.4        Joint Operations (consortiums)

Joint operations	Interest (%) Copel GeT	Other consortium members
Hydroelectric Power Plant Gov. Jayme Canet Júnior - Mauá (Note 17.5)	51.0	Eletrosul Centrais Elétricas S.A. (49%)
Hydroelectric Power Plant Baixo Iguaçu (Note 17.5.1)	30.0	Geração Céu Azul S.A (subsidiary of Neoenergia S.A.) (70%)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.2       Business combination

1.2.1        Subsidiary acquired - Uirapuru

In March 2019, Copel GeT signed a Share Purchase and Sale Agreement - CCVA with Centrais Elétricas Brasileiras S.A. - Eletrobrás and Fundação Eletrosul de Previdência e Assistência Social - ELOS for the transfer of 100% of the shares of SPE Uirapuru Transmissora de Energia S.A., subject to approval by the Brazilian Electricity Regulatory Agency - ANEEL and the Administrative Council for Economic Defense - CADE. After fulfilling the determinants, on June 28, 2019 Copel GeT took control of the company. SPE Uirapuru operates the Transmission Concession Agreement No. 002/2005, which corresponds to the Transmission Line between the municipalities of Ivaiporã and Londrina, consisting of 120 km of 525 kV transmission line, of which the commercial operation started on July 9, 2006. The acquisition of this venture will generate synergy in the use of resources for operation and maintenance, providing dilution of operating costs for the group.

1.2.2        Consideration transferred

The business combination occurred with the payment of R$ 133,739, corresponding to 100% of SPE Uirapuru shares, of which R$ 142 was paid in December 2018 and R$ 133,597 during the first half of 2019. Considering the cash acquired from the subsidiary, in the amount of R$ 9,803, we have a net cash effect for the Company of R$ 123,936 (R$ 142 in 2018 and R$ 123,794 in 2019). The amount paid is supported by estimated discounted cash flows from operating activities of the acquired venture.

In the acquisition process, the fair values of the assets and liabilities acquired were identified and allocated to the investment, and the amount of concession rights was allocated to the investment in Copel GeT's balance sheet and intangible assets in the consolidated balance sheet.

The concession right generated by the business combination mainly consists of expected synergies and economies of scale and will be amortized over the remaining concession period, which will expire on March 4, 2035.

Consideration transferred	Assets (-) liabilities, Acquired
Fair value on 06.28.2019	113,709
Percentage of interest transferred	100%
Consideration amount	133,739
Concession rights	20,030

1.2.3        Assets acquired and liabilities assumed recognized on the date of acquisition

Copel GeT preliminarily measured the fair value of identifiable assets acquired and liabilities assumed as of the date of acquisition, as follows.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Fair value at the
	Carrying amount	acquisition date
Assets identified	146,802	144,593
Cash and cash equivalents	9,803	9,803
Trade accounts receivable	2,921	2,921
Taxes recoverable	17	17
Contract assets (a)	133,010	120,213
Other receivables	1,051	1,051
Deferred taxes - business combination	-	10,588
Liabilities assumed	12,540	30,884
Suppliers	6,115	6,115
Payroll, social charges and accruals	73	73
Taxes due	320	320
Sectorial charges due	1,572	1,572
Deferred taxes	4,097	4,097
Contingent liabilities - business combination	-	18,344
Others liabilities	363	363
Net assets acquired	134,262	113,709
(a) The book value of contract assets disclosed by the acquired subsidiary was adjusted pursuant to the Company's practices before allocation of fair value in the business combination.

1.2.4        Impact of the acquisitions on the consolidated results

Had this business combination been completed on January 1, 2019, consolidated net operating revenue would have increased by R$ 10,792, totaling R$ 16,255,066 and the consolidated net income for the year would have increased by R$ 7,682, totaling R$ 2,070,551. Management considers these pro forma amounts represent an approximate measure of consolidated performance and serve as a reference for comparison in future years.

1.2.5        Conclusion of business combination - Costa Oeste e Marumbi

On June 4, 2019, the Company concluded the business combination involving subsidiaries Costa Oeste and Marumbi, disclosed in the Financial Statements as at December 31, 2018, without determining any relevant differences from the preliminarily calculated values.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2      Concessions and Authorizations

2.1       Concession contracts or authorizations obtained by Copel

Copel		Interest %	Maturity
Concession agreement / authorization of the equity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Copel TEL	Authorization term 54/2003 - Anatel/SVP/PVST	100	Indeterminate
	Authorization term 305/2012 - Anatel/SVP/PVST	100	Indeterminate
Elejor	Contract 125/2001 - HPP Fundão and Santa Clara	70	05.28.2037
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.19.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	08.28.2033
UEG Araucária	Authorization 351/1999 - TPP Araucária (60.9% Copel GET)	20.3	12.23.2029
Compagás (2.1.1)	Concession gas distribution contract	51	01.20.2019
Paraná Gás (1.1.2 - a)	PART-T-300_R12 4861-.0000.99/2014-00 - ANP	30	05.15.2045
Usina de Energia Eólica São João S.A. (a)	MME Ordinance 173/2012 - WPP São João	49	03.26.2047
Usina de Energia Eólica Carnaúba S.A. (a)	MME Ordinance 204/2012 - WPP Carnaúbas	49	04.09.2047
Usina de Energia Eólica Reduto S.A. (a)	MME Ordinance 230/2012 - WPP Reduto	49	04.16.2047
Usina de Energia Eólica Santo Cristo S.A. (a)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.18.2047
(a) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.
Hydroelectric Power Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Power Plant - TPP
Wind Power Plant - WPP

2.1.1        Compagás

Compagás is a party to a concession agreement entered with the Concession Grantor, the State of Paraná, setting July 6, 2024 as the expiration date of the concession.

On December 7, 2017, the State of Paraná published Complementary Law 205, introducing a new interpretation to the end of the concession, understanding that expiration occurred on January 20, 2019. Considering that until this date there was no extension/bidding of the concession, the law provides that the concession operator may, after the expiration of the term, remain responsible for its performance until the assumption of the new concession operator, subject to the conditions established.

The Management of Compagás are challenging the effects of the aforesaid law since they understand that it conflicts with the provisions of the concession agreement currently in force. Compagás filed a lawsuit challenging the early termination of the concession and, on October 30, 2018, a preliminary injunction was granted. The Company is awaiting the trial on merit of the case.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Considering that the lawsuit continues outstanding and the law continues in force, it was necessary to consider these effects in this financial statements. The impacts recorded are as follows:

12.31.2019	End of concession in 2024	Adjustments	End of concession in 2019
STATEMENTS OF FINANCIAL POSITION
Noncurrent assets
Accounts receivable related to the concession	144,813	179,572	324,385
Intangible assets	127,598	(127,598)	-
STATEMENTS OF INCOME
Net operating revenue
Fair value of assets from the indemnity for the concession	9,181	1,234	10,415
Operating Costs
Amortization	(28,854)	400	(28,454)

12.31.2018	End of concession in 2024	Adjustments	End of concession in 2019
STATEMENTS OF FINANCIAL POSITION
Noncurrent assets
Accounts receivable related to the concession and Contract Assets	148,720	199,257	347,977
Intangible assets	152,538	(148,919)	3,619
STATEMENTS OF INCOME
Net operating revenue
Fair value of assets from the indemnity for the concession	9,184	3,009	12,193
Operating Costs
Amortization	(29,012)	6,253	(22,759)

	End of concession in 2024		End of
12.31.2017		Adjustments	concession in 2019
STATEMENTS OF FINANCIAL POSITION
Noncurrent assets
Accounts receivable related to the concession	148,868	154,800	303,668
Intangible assets	198,688	(154,800)	43,888
STATEMENTS OF INCOME
Net operating revenue
Fair value of assets from the indemnity for the concession	(197)	41,078	40,881

Management will continue to make its best efforts to protect the Company's interests, aiming at appropriately settle the impacts of the new interpretation given by the Concession Grantor and looking for the necessary alternatives to maintain the concession in a sustainable manner.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.2       Concession contracts or authorizations obtained by Copel Get and its investees

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP

Generation Concession 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	07.02.2042

Generation concession 001/2011 - HPP Colíder		100	01.17.2046

Ordinance 133/2011 - SHP Cavernoso II		100	02.28.2046

Generation Concession 002/2012 - HPP Baixo Iguaçu		30	10.30.2049

Generation Concession 007/2013
HPP Apucaraninha		100	10.12.2025
HPP Chaminé		100	08.16.2026
HPP Derivação do Rio Jordão		100	11.15.2029
HPP Cavernoso		100	01.07.2031

PUBLIC SERVICE CONCESSIONS

Generation concession 045/1999
TPP Figueira (Note 35.2.6)		100	03.27.2019
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia) (Note 35.2.6)		100	09.17.2023
HPP São Jorge		100	12.05.2024
HPP Guaricana		100	08.16.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.16.2029
HPP Gov. José Richa (Salto Caxias)		100	05.05.2030

Authorization 278/1999 - WPP Palmas		100	09.29.2029

Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and HGP Salto do Vau (only register with ANEEL)		100	-

Generation concession 002/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046

HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	-

Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-

Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TPP Araucária (20.3% - Copel)	60.9	12.23.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.25.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.31.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.31.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.27.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.08.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.09.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.09.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.20.2046
GE Olho D’Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste	100	05.11.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste	100	05.11.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada	100	01.05.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena	100	01.05.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar	100	05.11.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru	100	01.05.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia	100	01.05.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I	100	08.04.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II	100	08.04.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III	100	08.04.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I	100	08.04.2050
São Miguel II	Ordinance 351/2015 - WPP São Miguel II	100	08.04.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III	100	08.04.2050
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	35.77	04.23.2030
SHP Bela Vista (a)	Authorizing Resolution No. 913/2007 - transfer of ownership by Authorizing Resolution No. 7802/2019	100	01.02.2041
Jandaíra I Energias Renováveis (a)	Awaiting publication of Ordinance by Aneel	100	-
Jandaíra II Energias Renováveis (a)	Awaiting publication of Ordinance by Aneel	100	-
Jandaíra III Energias Renováveis (a)	Awaiting publication of Ordinance by Aneel	100	-
Jandaíra IV Energias Renováveis (a)	Awaiting publication of Ordinance by Aneel	100	-
(a) Project under construction.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel GeT		Interest %	Maturity
Transmission lines and substations concession agreements
Contract 060/2001 - Transmission installations (several Transmission lines and Substations)		100	01.01.2043
Contract 075/2001 - Transmission line 230 kV Bateias - Jaguariaíva		100	08.17.2031
Contract 006/2008 - Transmission line 230 kV Bateias - Pilarzinho		100	03.17.2038
Contract 027/2009 - Transmission line 525 kV Foz do Iguaçu - Cascavel Oeste		100	11.19.2039
Contract 010/2010 - Transmission line 500 kV Araraquara II - Taubaté		100	10.06.2040
Contract 015/2010 - Substation Cerquilho III 230/138 kV		100	10.06.2040
Contract 022/2012 - Transmission line 230 kV Londrina - Figueira and Transmission line 230 kV Foz do Chopim - Salto Osório		100	08.27.2042
Contract 002/2013 - Transmission line 230 kV Assis - Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV		100	02.25.2043
Contract 005/2014 - Transmission line 230 kV Bateias - Curitiba Norte e Substation Curitiba Norte 230/138 kV		100	01.29.2044
Contract 021/2014 - Transmission line 230 kV Foz do Chopim - Realeza e Substation Realeza 230/138 kV		100	09.05.2044
Contract 022/2014 - Transmission line 500 kV Assis - Londrina		100	09.05.2044
Contract 006/2016 - Transmission line 525 kV Curitiba Leste - Blumenau (a)		100	04.07.2046
Transmission line 230 kV Baixo Iguaçu - Realeza
Transmission line 230 kV Curitiba Centro - Uberaba
Substation Medianeira 230/138 kV
Substation Curitiba Centro 230/138 kV
Substation Andirá Leste 230/138 kV

Concession agreement / authorization of the equity
Costa Oeste Transmissora	Contract 001/2012:	100	01.12.2042
	Transmission line 230 kV Cascavel Oeste - Umuarama
	Substation Umuarama 230/138 kV
Caiuá Transmissora	Contract 007/2012:	49	05.10.2042
	Transmission line 230 kV Umuarama - Guaíra
	Transmission line 230 kV Cascavel Oeste - Cascavel Norte
	Substation Santa Quitéria 230/138/13,8 kV
	Substation Cascavel Norte 230/138/13,8 kV
Marumbi Transmissora	Contract 008/2012:	100	05.10.2042
	Transmission line 525 kV Curitiba - Curitiba Leste
	Substation Curitiba Leste 525/230 kV
Integração Maranhense	Contract 011/2012: Transmission line 500 Kv Açailândia - Miranda II	49	05.10.2042
Matrinchã Transmissora	Contract 012/2012:	49	05.10.2042
	Transmission line 500 kV Paranaíta - Cláudia
	Transmission line 500 kV Cláudia - Paranatinga
	Transmission line 500 kV Paranatinga - Ribeirãozinho
	Substation Paranaíta 500 kV
	Substation Cláudia 500 kV
	Substation Paranatinga 500 kV
Guaraciaba Transmissora	Contract 013/2012:	49	05.10.2042
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte
	Transmission line 500 kV Rio Verde Norte - Marimbondo II
	Substation Marimbondo II 500 kV
Paranaíba Transmissora	Contract 007/2013:	24.5	05.02.2043
	Transmission line 500 kV Barreiras II - Rio das Éguas
	Transmission line 500 kV Rio das Éguas - Luziânia
	Transmission line 500 kV Luziânia - Pirapora 2
Mata de Santa Genebra (a)	Contract 001/2014:	50.1	05.14.2044
	Transmisson line 500 kV Itatiba - Bateias
	Transmisson line 500 kV Araraquara 2 - Itatiba
	Transmisson line 500 kV Araraquara 2 - Fernão Dias (a)
	Substation Santa Bárbara D'Oeste 440 kV (a)
	Substation Itatiba 500 kV
	Substation Fernão Dias 500/440 kV (a)
Cantareira Transmissora	Contract 019/2014: Transmission line Estreito - Fernão Dias	49	09.05.2044
Uirapuru Transmissora	Contract 002/2005: Transmission line 525 kV Ivaiporã - Londrina	100	03.04.2035

(a) Buildings under construction.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3      Basis of Preparation

3.1       Statements of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board – IASB.

The Company's Management believes that all the relevant information used in its management is evidenced in the consolidated financial statements, and that it corresponds to that used by Management in administering the Company.

The issuance of these consolidated financial statements was approved by Management on April 24, 2020.

3.2       Functional and presentation currency

The financial statements are presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

3.3       Basis of measurement

The financial statements were prepared based on the historical cost, except for certain financial instruments and investments measured at fair value, as described in the respective accounting policies and notes.

3.4       Use of estimates and judgments

In the preparation of these financial statements, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. Changes in estimates are recognized prospectively.

3.4.1        Judgments

Information about judgment referring to the adoption of accounting policies which significantly impacts the amounts recognized in the consolidated financial statements, except those involving estimates, is included in the following notes:

•       Note 4.1 - Basis of consolidation

•       Note 4.2 - Financial instruments; e

•       Note 4.16.2 – Uncertainty over income tax treatments

3.4.2        Uncertainties over assumptions and estimates

Information on uncertainties related to assumptions and estimates that pose a chance of resulting in a material change within the next financial year is included in the following notes:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•       Notes 4.3 and 9 - Sectorial financial assets and liabilities;

•       Notes 4.4 and 10 - Accounts receivable related to the concession

•       Notes 4.5 and 11 - Contract assets;

•       Notes 4.8 and 17 - Property, plant and equipment;

•       Notes 4.9 and 18 - Intangible assets;

•       Notes 4.10, 17.7 and 17.8 - Impairment of assets;

•       Notes 4.11 and 29 - Provisions for litigation and contingent liabilities;

•       Note 4.12 - Revenue recognition;

•       Note 4.14 - Power purchase and sale transactions in the Spot Market (Electric Energy Trading Chamber – CCEE);

•       Note 4.15 - Derivative financial instruments;

•       Note 7.3 - Expected credit losses

•       Note 13.1.2 and 13.1.3 - Deferred income tax and social contribution; and

•       Note 23 - Post-employment benefits.

3.5       Management’s judgment on going concern

Management has concluded that there are no material uncertainties that cast doubt on the Company's ability to continue as a going concern. No events or conditions were identified that, individually or in the aggregate, may raise significant doubts on its ability to continue as a going concern.

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

4      Significant Accounting Policies

4.1       Basis of consolidation

4.1.1        Calculation of equity in earnings of investees

Investments in joint ventures and associate are recognized in the consolidated financial statements based on the equity method. Under this method, investments are initially recorded at cost and their carrying amount is increased or decreased by the recognition of the investor's interest in profit, loss and other comprehensive income generated by investees after acquisition. This method must be discontinued from the date the investment ceases to qualify as a jointly controlled or associated company.

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

For the years ended December 31, 2019, 2018 and 2017

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

Assets and liabilities acquired in a business combination are accounted for using the acquisition method and are recognized at their fair value at the acquisition date.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

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

4.2       Financial Instruments

Financial instruments are recognized immediately on the trade date, that is, when the obligation or right arises. They are initially recorded at fair value, unless it is a trade receivable without a significant financing component, plus, for an item not measured at fair value through profit or loss, any directly attributable transaction costs. An accounts receivable from customers without a significant component of financing is initially measured at the price of the transaction.

Fair values are determined based on market prices for financial instruments with active market, and by the present value method of expected cash flows, for those that have no quotation available in the market.

The Company does not have financial instruments measured at fair value through other comprehensive income. The Company operates with derivative financial instruments as described in
Note 4.15.

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

4.2.1        Financial assets recorded at fair value through profit or loss

Financial assets recorded at fair value through profit or loss include assets classified as held for trading, financial assets designated upon initial recognition as at fair value through profit or loss or financial assets required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of being sold or repurchased in the near term. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. After initial recognition, transaction costs and attributable interest expenses, when incurred, are recognized through profit or loss.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.2.2        Financial assets measured at amortized cost

These are so classified and measured when: (i) the financial asset is maintained within a business model whose objective is to maintain financial assets in order to receive contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that exclusively comprise payments of principal and interest on the principal amount outstanding.

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

4.2.4        Financial liabilities measured at fair value through Profit or Loss

These are liabilities designated upon initial recognition as at fair value through profit or loss and those classified as held for trading. Financial liabilities designated fair value through profit or loss are stated at fair value with the respective gains or losses in fair value recognized in the statement of income. Net gains or losses recognized in profit or loss include the interest paid on the financial liability.

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

The Company derecognizes financial liabilities only when its obligations are discharged, cancelled or settled. The difference between the carrying amount of the derecognized financial liability and the corresponding disbursement made, or to be made, is recorded to profit or loss.

4.3       Net sectorial financial assets and liabilities

According to the amendment to the concession agreement of distribution companies, the Company records changes in sectorial financial assets and liabilities, until the next tariff adjustment/review process, when the Concession Grantor approves the transfer as components of the power tariff and thus, it passes the adjustment on to consumers in the next tariff cycle, which occurs on June 24 of each year.

The balances of the net sectorial financial assets and liabilities comprise: a) Parcel A Variation Compensation Account - CVA, which records the variation between estimated and actual energy purchase and transmission costs and sector charges, and b) financial items, which correspond to energy over-contracting, neutrality of charges and other rights and obligations included in the tariff.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

After approval of the Annual Tariff Adjustment and Periodic Tariff Review, the new tariff applied for the tariff year provides for the collection or return of the constituted assets and liabilities.

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

The cash flows related to these assets are determined taking into account the Regulatory Compensation Basis (Base de Remuneração Regulatória or BRR), defined by the Concession Grantor. The methodology of the BRR is based on the replacement cost of the assets that make up the power distribution infrastructure related to the concession.

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

For the years ended December 31, 2019, 2018 and 2017

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

4.4.4        Transmission concession – Reassessment of assets of the Basic Network of the Existing System

Refers to the right to reimbursement of the Concession Agreement No. 060/2001 arising from the Annual Revenue Allowed not received in the period from January 2013 to June 2017. The balance includes monetary adjustment and interest rates (Note 10.4).

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

For the years ended December 31, 2019, 2018 and 2017

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

During the term of the concession agreement, the Company receives, subject to its performance, a remuneration denominated Annual Revenue Allowance (RAP) that remunerates the investments made in the construction of the infrastructure and covers also, the costs of operation and maintenance incurred. After the start of the commercial operation, this revenue is recognized, monthly, in the statement of income to the extent that the operation and maintenance service are provided, and the portion of the revenue recognized in the construction phase, referring to the remuneration of the constructed assets.

This amount invoiced is reclassified to trade accounts receivable line item until their actual receipt.

The assets arising from the construction of the transmission infrastructure are formed by the recognition of construction revenue (Note 4.13) and by their financial remuneration (Note 4.12.2).

Upon expiration of the concession, any uncollected amounts related to the construction of infrastructure shall be received directly from the Concession Grantor, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through tariffs (RAP).

4.6       Accounts payable related to the concession

These refer to the amounts set forth in the concession agreement in connection with the right to explore hydraulic power generation potential (onerous concession), whose agreement is signed as Use of Public Property (Uso do Bem Público or UBP) agreements. The asset is recognized on the date of signature of the concession agreement corresponding to the present value of future cash payments for the concession. The liability is then remeasured using the effective interest rate and reduced by contractual payments.

4.7       Inventories (including property, plant and equipment and contract assets)

Materials and supplies in inventory, classified under current assets, and those assigned for investments, classified under property, plant and equipment, and contract assets, have been recorded at their average acquisition cost. Recorded amounts do not exceed their net realizable value.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

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

4.9.3        Power distribution service concession

This comprises the right to control infrastructure, built or acquired as part of the electric energy public service concession, and the right to charge fees to the users of the public service.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

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

During the infrastructure construction phase costs are classified as contract assets (Note 4.5).

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

During the infrastructure construction phase, costs are classified as contract assets (Note 4.5).

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

4.10.1     Financial assets

Provisions for losses on financial assets are based on assumptions about default risk, existing market conditions and future estimates at the end of each year.

The Company applies the simplified approach of IFRS 9 to the measurement of expected credit losses for the entire existence of financial assets that do not have significant financing components, by considering a provision for expected loss over a useful life for all trade accounts receivable. To measure expected credit losses, trade accounts receivable is grouped based on shared credit risk characteristics and overdue days in the amount considered enough to cover losses on the realization of these assets.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

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

For the years ended December 31, 2019, 2018 and 2017

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

4.12    Revenue recognition

4.12.1     Revenue from contracts with customers

Revenue is measured based on the consideration that the Company expects to receive in a contract with the customer, net of any variable consideration. The Company recognizes revenues when it transfers control of the product or service to the customer and when it is probable to receive the consideration considering the client's ability and intention to pay the consideration when due. The Company's operating revenue comes mainly from the electricity supply and from the electric network availability.

The revenue from electricity supply is recognized monthly based on the data for billing that are determined by the average MW of contracted electricity and declared with the CCEE. When the information is not available, the Company estimates the revenue considering the contracts’ rules, the price estimate and the volume provided.

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

For the years ended December 31, 2019, 2018 and 2017

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

The construction margin adopted for the transmission activity for the years 2019, 2018 and 2017 was 1.65%, and results from a calculation methodology which considers the respective business risk.

4.14    Power purchase and sale transactions in the Spot Market (Electric Energy Trading Chamber - CCEE

Power purchase and sale transactions in CCEE are recorded on the accrual basis of accounting, based on data released by CCEE, which are calculated by the product of the Differences settlement prices - PLD multiplied by the energy surplus declared with CCEE, or, when such information is not available in a timely manner, by an estimate prepared by Management.

4.15    Derivative Financial Instruments

4.15.1     Power purchase and sale transactions

The Company negotiates energy purchase and sale agreements and part of its contracts are classified as derivative financial instruments measured at fair value through profit or loss.

Unrealized net gains or losses arising from the mark-to-market of these contracts (the difference between contractual and market prices) are recognized in the statement of income.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.15.2     Non-Deliverable Forward (NDF) contracts

In addition, the Company operates with Non-Deliverable Forward – NDF contracts, which aim exclusively at providing hedge against exchange rate risks associated with cash flows from capital contributions to subsidiaries, when they reflect foreign-currency denominated purchases of projected equipment. They are measured at their fair value, with changes recorded in the statement of income for the year. The fair value is calculated based on the information of each contracted operation and the respective market information on the closing dates of the financial statements.

4.16    Standards applicable to the Company effective January 1, 2019

4.16.1     IFRS 16 - Leases

This pronouncement supersedes IAS 17 - Leases, as well as related interpretations (IFRIC 4, SIC 15 and SIC 27). The adoption of the new standard eliminates accounting for operating leases for lessees, presenting a single lease model that consists of initially recognizing all leases in assets and liabilities at present value and recognizing amortization of the right-of-use asset and lease interest separately in the statement of income.

Transition method

The Company applied the modified retrospective transition method, which does not require the presentation of comparative information. The lease liability and right-of-use asset are recognized at the present value of the remaining lease installments payable. Accordingly, information referring to prior years continues to be presented in accordance with the previous standard.

The Company analyzed its operating lease contracts and applied the pronouncement only to the contracts in effect on January 1, 2019 and that were previously identified as leases.

In accordance with IFRS 16, the Company elected to adopt exemptions from recognition provided for short-term leases (lease term of up to 12 months) and leases of low value assets, such as computers, printers and furniture, amounting to less than R$ 18. These contracts are recognized as operating lease costs and/or expenses on a straight-line basis as provided for in the standard, during the term of the contract.

The Company has land lease agreements for the development of wind power generation projects that provide for minimum payment during the study/construction period and payment based on variable remuneration during the period of commercial operation. For contracts that are subject to minimum payment on the date of application of the standard, the Company recognized right-of-use assets and lease liabilities. For contracts that are in commercial operation, the Company recognizes them in its statement of income, when the event or condition is satisfied, as leases and rentals, in operating costs and/or expenses.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Use of judgment

The Company considered, for all lease agreements with related parties and third parties, the interest rate necessary to acquire assets under conditions like those applicable to rents contracted on the date of signature. The rate adopted by the Company considers the cost of the last fundraising made, based on the CDI (Interbank Deposit Certificate) plus a risk spread applicable to the Company. Upon initial adoption, the rate used was 9.10% p.a.

Effects from initial adoption

The new requirements of IFRS 16 produced the following impacts on the recognition and presentation of lease and rent contracts.

Financial Statements	Classification as IAS17	IFRS 16
Statements of Financial Position
Noncurrent assets	-	Right-of-use asset
Current Liabilities and Noncurrent Liabilities	-	Lease liability
Statements of Income
Operating Costs	Leases and rentals	Amortization of right-of-use asset
Other operating costs and expense	Leases and rentals	Amortization of right-of-use asset
Financial expenses	-	Interest on lease liability
Sttatements of cash flows
Payment of interest on lease liability	-	Operating activities
Payment of principal of lease liability	-	Financing activities

The adoption of IFRS 16 for leases previously classified as operating leases in accordance with IAS 17 resulted in increase in assets and liabilities in the amount of R$ 118,022, increase in amortization in the amount of R$ 34,205 and increase in interest expense in the amount of R$ 9,675 (Note 27) and the reduction of Other operating costs and expenses in the amount of R$ 40,076.

4.16.2     IFRIC 23 - Uncertainty over Income Tax Treatments

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

The Company evaluated the income tax treatments and concluded that the application of the standard did not have impacts on its results.

4.17    New standards that are not yet in effect

From January 1, 2020, changes in the following pronouncements will be in effect, without significant impacts on the Company's financial statements:

(i)     IAS 1 Conceptual framework;

(ii)   Amendment to definition of business in IFRS 3 and amendment to definition of materiality in IAS 1 and IAS 8.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

5      Cash and Cash Equivalents

	12.31.2019	12.31.2018
Cash and bank accounts	263,188	167,728
Financial investments with immediate liquidity	2,678,539	1,780,681
	2,941,727	1,948,409

These comprise cash on hand, deposits with banks and short-term highly-liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments of the Company refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments are remunerated between 78% and 100.8% of Interbank Deposit Certificate (Certificado de Depósito Interbancário - CDI) interest.

6      Bonds and Securities

The Company hold securities that yield variable interest rates. The term of these securities ranges from 1 to 52 months from the end of the reporting period.

Category	Index	12.31.2019	12.31.2018
Quotas in Funds (a)	CDI	225,804	286,855

Bank Deposit Certificates - CDB	95.0% to 101% of CDI	50,216	50,629
Committed Operation	96.5% to 100% of CDI	3,632	6,116
National Treasury Bills - LTN	CDI	1,696	-
Financial Treasury Bonds - LFT	Selic	733	696
		282,081	344,296
	Current	3,112	124,862
	Noncurrent	278,969	219,434
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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7      Trade Accounts Receivable

	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	12.31.2019	12.31.2018
Customers
Residential	346,883	203,471	29,361	579,715	584,621
Industrial	184,959	30,440	83,320	298,719	365,020
Commercial	271,065	63,557	29,364	363,986	372,914
Rural	77,716	20,419	5,136	103,271	89,634
Public Entities	44,608	7,523	3,716	55,847	56,920
Public lighting	38,470	51	2	38,523	39,114
Public service	43,660	882	441	44,983	42,702
Unbilled - captives	516,203	-	-	516,203	478,328
Energy installments plan - captives (7.1)	124,151	16,280	63,761	204,192	197,951
Low income subsidy - Eletrobras	12,174	-	-	12,174	11,958
Free consumers	128,689	4,066	1	132,756	110,528
Other receivables	42,433	23,362	82,580	148,375	138,116
	1,831,011	370,051	297,682	2,498,744	2,487,806
Concessionaires, Permission holder and Trading Companies
Bilateral contracts	183,973	74	7,416	191,463	186,252
Regulated contracts	148,410	4,289	6,793	159,492	66,294
CCEE (7.2)	196,047	-	119,665	315,712	323,657
Energy suplies	528,430	4,363	133,874	666,667	576,203
Charges from using transmission grid	203,125	4,511	7,946	215,582	208,060
Telecommunications	50,752	10,094	6,458	67,304	62,985
Gas distribution	90,510	9,228	11,288	111,026	103,340
Expected credit losses (7.3)	(5,966)	(11,486)	(359,304)	(376,756)	(331,388)
	2,697,862	386,761	97,944	3,182,567	3,107,006
Current				3,120,168	2,944,091
Noncurrent				62,399	162,915

7.1       Energy installments plan

The trade accounts receivable renegotiated are discounted to present value as of December 31, 2019, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate ranging from 0.26% to 2.81% p.m.

7.2       Electricity Trading Chamber - CCEE

Balance receivable by the electricity generation, trading and distribution subsidiaries deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

The Company is challenging in court the request for exemption of responsibility so that the obligation to supply the energy sold from Colíder HPP should be postponed (Note 17.4).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

From the amount determined by CCEE, for the controversial portion arising from the effects of the injunction for exemption of responsibility of Colíder HPP, an allowance for expected losses was recognized in the amount of R$ 119,665 (Note 7.3).

7.3       Expected credit losses

The expected credit losses are recorded based on the analysis of the credit realization risks in an amount considered sufficient to cover any losses on the realization of trade accounts receivable, considering specific criteria according to payment history, collection actions carried out to recover the credit and the materiality of the amount due in the receivables portfolio.

The Company considers the total recorded expected credit losses of trade accounts receivable sufficient to cover losses on the realization of these assets, according to the breakdown below:

	Balance as of	Additions /	Reversal	Balance as of	Effects of applying	Additions /	Reversal	Balance as of	Additions /	Reversal	Balance as of
	January 1, 2017	(Reversals)	of write offs	December 31, 2017	new IFRS	(Reversals)	of write offs	December 31, 2018	(Reversals)	of write offs	December 31, 2019
Customers
Residential	66,502	36,177	(80,147)	22,532	(5,708)	62,274	(57,376)	21,722	71,794	(51,692)	41,824
Industrial	66,563	26,265	(14,049)	78,779	4,394	10,367	(6,343)	87,197	33,772	(23,015)	97,954
Commercial	67,075	18,101	(25,901)	59,275	16,973	10,318	(16,849)	69,717	27,866	(26,658)	70,925
Rural	3,130	2,997	(3,396)	2,731	1,646	3,734	(4,301)	3,810	1,499	(1,920)	3,389
Public Entities	12,981	(3,833)	(4,313)	4,835	3,262	(1,313)	(1,910)	4,874	435	(419)	4,890
Public lighting	104	205	(269)	40	389	(304)	(5)	120	(117)	-	3
Public service	1,111	(653)	(439)	19	460	8	(288)	199	145	(79)	265
Unbilled - captives	-	-	-	-	1,573	(71)	-	1,502	(322)	-	1,180
Adjustment to present value	-	-	-	-	(4,048)	1,165	-	(2,883)	1,442	-	(1,441)
	217,466	79,259	(128,514)	168,211	18,941	86,178	(87,072)	186,258	136,514	(103,783)	218,989
Concessionaires, Permission holder and Trading Companies
CCEE (7.2)	119,665	-	-	119,665	-	-	-	119,665	-	-	119,665
Concessionaries and permission holder	13,077	1,287	(175)	14,189	4,155	(8,860)	(10)	9,474	11,608	(657)	20,425
	132,742	(1,287)	(175)	133,854	4,155	(8,860)	(10)	129,139	11,608	(657)	140,090
Telecommunications	534	8,309	(7,332)	1,511	(1,233)	12,749	(9,148)	3,879	13,292	(12,022)	5,149
Gas distribution	4,924	1,433	(103)	6,254	-	6,017	(159)	12,112	1,063	(647)	12,528
	355,666	90,288	(136,124)	309,830	21,863	96,084	(96,389)	331,388	162,477	(117,109)	376,756

Trade accounts receivable are written off when there is no reasonable expectation of recovery. Indications for this include, among other things, the inability of the debtor to participate in a plan to renegotiate its debt with the Company or to make contractual payments of overdue debts.

Expected credit losses are presented in selling expenses, in the group of Credit losses, provisions and reversals. Subsequent recoveries of amounts previously written off are also credited to selling expenses, in the group of Other operating costs and expenses, net.

8      CRC Transferred to the Paraná State Government

The Company's Management and the Paraná State Government formalized on October 31, 2017 the fifth amendment to the agreement for renegotiation of the Account for Compensation of Income and Losses - CRC. The State of Paraná complied with the agreed terms and made the payments of the monthly interest until December 2017. With the end of the grace period, the State of Paraná has complied with the payments under the agreed terms, remaining 64 monthly installments to be paid. The contract balance is updated by the IGP-DI variation and interest of 6.65% p.a.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

8.1       Changes in CRC

Balance as of		Monetary		Balance as of		Monetary		Balance as of
January 1, 2018	Interest	variations	Amortizations	December 31, 2018	Interest	variations	Amortizations	December 31, 2019
1,516,362	93,009	95,788	(260,117)	1,445,042	87,710	96,519	(278,586)	1,350,685
Current				190,876				219,236
Noncurrent				1,254,166				1,131,449

8.2       Maturity of noncurrent installments

2021	233,817
2022	249,367
2023	265,951
2024	283,638
After 2024	98,676
1,131,449

9      Net Sectorial Financial Assets and Liabilities

The balance as of December 31, 2019 is composed of amounts related to amortization referring to the 2019 tariff adjustment, which represents the balance approved by ANEEL already included in the tariff, and of future tariff adjustment cycles (2020 tariff adjustment and 2021 periodic tariff review), whose amounts will be approved by ANEEL in the next tariff events.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.1       Compositions of net sectorial financial assets and liabilities balances per tariff cycle

		12.31.2019		12.31.2018
	Current	Noncurrent	Current	Noncurrent
Sectorial financial assets - Electricity rate adjustment recoverable 2018
Portion A
Electricity purchased for resale - CVA Energ	-	-	274,495	-
Electricity purchased for resale - Itaipu	-	-	278,072	-
Transport of energy using the transmission system - basic grid	-	-	28,100	-
Transport of energy purchased from Itaipu	-	-	8,312	-
System Service Charges - ESS	-	-	(240,248)	-
Energy Development Account - CDE	-	-	16,434	-
Proinfa	-	-	3,007	-
Other financial components
Neutrality	-	-	42,605	-
Overcontracting	-	-	(46,972)	-
Hydrological risk	-	-	(175,117)	-
Tariff refunds	-	-	(36,840)	-
CVA Angra III Adjustment	-	-	6,272	-
Other	-	-	5,429	-
	-	-	163,549	-
Sectorial financial assets - Electricity rate adjustment recoverable 2019
Portion A
Electricity purchased for resale - CVA Energ	235,192	-	176,198	176,198
Electricity purchased for resale - Itaipu	342,647	-	304,086	304,086
Transport of energy using the transmission system - basic grid	(47,214)	-	(29,307)	(29,307)
Transport of energy purchased from Itaipu	9,937	-	7,469	7,469
System Service Charges - ESS	(160,277)	-	(120,862)	(120,862)
Energy Development Account - CDE	98,722	-	71,325	71,325
Proinfa	8,528	-	(10)	(9)
Other financial components	-	-	-	-
Neutrality	29,690	-	40,212	40,211
Offset of energy surplus/deficit under CCEAR bilateral contracts	-	-	-	-
Overcontracting	(116,673)	-	(95,722)	(95,722)
Hydrological risk	(119,416)	-	(71,958)	(71,958)
Tariff refunds	(43,538)	-	(23,796)	(23,796)
Other	(448)	-	-	-
	237,150	-	257,635	257,635
Sectorial financial assets - Electricity rate adjustment recoverable 2019
Portion A
Electricity purchased for resale - CVA Energ	15,298	15,298	-	-
Electricity purchased for resale - Itaipu	225,340	225,340	-	-
Transport of energy using the transmission system - basic grid	30,126	30,126	-	-
Transport of energy purchased from Itaipu	7,227	7,227	-	-
System Service Charges - ESS	(52,336)	(52,336)	-	-
Energy Development Account - CDE	27,103	27,103	-	-
Proinfa	(30)	(30)	-	-
Other financial components	-	-	-	-
Neutrality	9,408	9,408	-	-
Offset of energy surplus/deficit under CCEAR bilateral contracts	20,096	20,096	-	-
Overcontracting	(25,725)	(25,725)	-	-
Hydrological risk	(113,872)	(113,872)	-	-
Tariff refunds	(24,215)	(24,216)	-	-
	118,420	118,419	-	-
	355,570	118,419	421,184	257,635

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		12.31.2019		12.31.2018
	Current	Noncurrent	Current	Noncurrent
Sectorial financial liabilities - Tariff Review 2021
Financial components
Tariff refunds	-	(102,284)	-	(96,531)
	-	(102,284)	-	(96,531)
	-	(102,284)	-	(96,531)

9.2       Changes in net sectorial financial assets and liabilities

	Balance as of	Operating revenues		Financial results	Rate	Balance as of
	December 31, 2018	Constitution	Amortization	Updating	flags	December 31, 2019
Portion A
Electricity purchased for resale - Itaipu	886,243	533,057	(670,501)	44,528	-	793,327
Electricity purchased for resale - CVA Energ	626,891	358,200	(546,801)	29,909	(202,411)	265,788
Transport of energy using the transmission system - basic grid	(30,514)	22,917	23,688	(3,053)	-	13,038
Transport of energy purchased from Itaipu	23,250	19,531	(19,692)	1,302	-	24,391
ESS	(481,972)	(188,280)	427,177	(21,874)	-	(264,949)
CDE	159,084	110,752	(127,190)	10,282	-	152,928
Proinfa	2,989	17,396	(12,636)	719	-	8,468
Other financial components
Neutrality	123,028	(1,122)	(74,698)	1,298	-	48,506
Offset of energy surplus/deficit under CCEAR bilateral contracts	5,237	80,385	(45,430)	-	-	40,192
CVA Angra III Adjustment	6,272	-	(6,272)	-	-	-
Hydrological risk	(319,033)	(324,504)	304,197	(7,820)	-	(347,160)
Tariff refunds	(180,963)	(89,327)	83,900	(7,863)	-	(194,253)
Overcontracting	(238,416)	(22,166)	173,087	(5,774)	(74,854)	(168,123)
Others	192	(905)	294	(29)	-	(448)
	582,288	515,934	(490,877)	41,625	(277,265)	371,705
Current assets	421,184					355,570
Noncurrent assets	257,635					118,419
Noncurrent liabilities	(96,531)					(102,284)

	Balance as of	Operating revenues		Financial results	Rate	Balance as of
	December 31, 2017	Constitution	Amortization	Updating	flags	December 31, 2018
Portion A
Electricity purchased for resale - Itaipu (9.2.1)	537,704	661,144	(348,586)	35,981	-	886,243
Electricity purchased for resale - CVA Energ (9.2.2)	497,885	710,482	(129,555)	31,053	(482,974)	626,891
Transport of energy using the transmission system - basic grid	47,239	(36,959)	(43,101)	2,307	-	(30,514)
Transport of energy purchased f rom Itaipu	12,923	21,526	(12,194)	995	-	23,250
ESS (9.2.3)	(591,408)	(302,226)	443,817	(32,155)	-	(481,972)
CDE (9.2.4)	(141,893)	231,308	69,851	(182)	-	159,084
Proinfa	(5,188)	6,111	2,024	42	-	2,989
Other financial components
Neutrality (9.2.5)	121,247	100,280	(100,661)	2,162	-	123,028
CVA Angra III Adjustment	48,193	8,482	(57,214)	6,811	-	6,272
Hydrological risk (9.2.6)	(187,928)	(310,975)	189,289	(9,419)	-	(319,033)
Tariff refunds (9.2.7)	(145,774)	(80,493)	52,290	(6,986)	-	(180,963)
Overcontracting (9.2.8)	(136,325)	(54,421)	(37,176)	(10,494)	-	(238,416)
Others	3,024	11,193	(8,892)	104	-	5,429
	59,699	965,452	19,892	20,219	(482,974)	582,288
Current assets	171,609					421,184
Noncurrent assets	171,609					257,635
Current liabilities	(192,819)					-
Noncurrent liabilities	(90,700)					(96,531)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

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

9.2.3        Energy Development Account - CDE

The balance of the CDE in 2019 is the result of the higher amount of monthly payment quotas, except in this case the CDE discounts resulting from preliminary injunctions, ratified by ANEEL (Note 31.3.1), in relation to the regulatory quota in the electricity tariff.

9.2.4        System Service Charges - ESS

The objective of the ESS is to cover the cost of maintaining the reliability and stability of the electrical system. Its calculation is performed monthly by CCEE and paid by the distributor and by generation agents. The ESS liability balance set up in 2019 is the result of the lower amount paid in relation to the amount included in the tariff, mainly due to the variation of the costs related to the dispatch of thermal plants.

9.2.5        Neutrality

Portion A's neutrality corresponds to the estimate of the recoverable portion of the sector charges, energy, transportation, financial components and unrecoverable revenues, not billed by the current, and should be understood as the guarantee of transfer to consumers of all the components over which the distributor has no managing power.

9.2.6        Hydrological risk

In the tariff adjustment of 2019 and 2018, there was calculation of the coverage of the hydrological risks associated with plants committed to Contract of Quotas of Assured Power - CCGF, of the Itaipu plant and of the hydroelectric power plants whose energy was contracted within the Regulated Contracting Environment - ACR and that signed the Risk Renegotiation Term in conformity with Law No. 13,203/2015. The estimated hydrological risk defined in the tariff adjustment will be reversed in the subsequent tariff adjustment, adjusted by the Selic rate.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

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

9.2.8        Overcontracting

For the calculation of the transfer of energy overcontracting or exposure to the short-term market, it is necessary to calculate the results in the short-term market of the distributor with data made available by CCEE. Even though contracting management mechanisms have contributed to significantly reduce the risk of over-contracting, the indicators associated with supply and demand point to the occurrence of 105.8% for Copel Distribuição.

10  Accounts Receivables - Concessions

	12.31.2019	12.31.2018
Power distribution service concession (10.1)	836,818	783,023
Piped gas distribution service concession (10.2)	324,385	322,259
Bonus from the grant of concession agreements under the quota system (10.3)	647,984	625,772
Remeasurement of RBSE assets (10.4)	739,269	753,826
Generation concession agreements (10.5)	69,182	65,811
	2,617,638	2,550,691
Current	58,842	53,177
Noncurrent	2,558,796	2,497,514

10.1    Power distribution service concession

Balance as of January 1, 2018	684,206
Transfers from contract assets (Note 11.1)	66,380
Transfers to other receivables (assets held for disposal)	(1,334)
Fair value recognition	35,306
Loss on disposal	(1,535)
Balance as of December 31, 2018	783,023
Transfers from contract assets (Note 11.1)	28,987
Transfers to investments	348
Transfers to other receivables (assets held for disposal)	(1,578)
Fair value recognition	26,231
Incorporations (a)	(75)
Loss on disposal	(118)
Balance as of December 31, 2019	836,818
(a) Incorporation of assets and equipment through transfer free of charge, of which the amounts were classified in concession related receivables and in intangible assets (Note 18.1).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The distribution concession agreement amount is measured at fair value and its collection is assured by the Concession Grantor through an indemnity upon the return of these assets at the end of the concession period.

10.2    Piped gas distribution service concession

Balance as of January 1, 2018	303,668
Transfers from contract assets (Note 11.2)	6,399
Fair value recognition	12,193
Loss on disposal	(1)
Balance as of December 31, 2018	322,259
Transfers from contract assets (Note 11.2)	16,574
Transfers to intangible assets (Note 18.3)	(24,835)
Fair value recognition	10,415
Loss on disposal	(28)
Balance as of December 31, 2019	324,385

10.3    Bonus from the grant of concession agreements under the quota system

Balance as of January 1, 2018	606,479
Transfers to electricity grid use charges - customers	(66,693)
Interest (Note 31.1)	85,986
Balance as of December 31, 2018	625,772
Transfers to electricity grid use charges - customers	(69,192)
Interest (Note 31.1)	91,404
Balance as of December 31, 2019	647,984

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

10.4    Remeasurement of RBSE financial assets

Balance as of January 1, 2018	1,418,370
Gain on remeasurement of the cash flow from the RBSE assets	(635,292)
Increase in the estimated amount due to the approval of the report on RBSE assets	82,640
Transfers to electricity grid use charges - customers	(111,892)
Balance as of December 31, 2018	753,826
Gain on the cash flow from the assets	90,346
Transfers to electricity grid use charges - customers	(104,902)
Balance as of December 31, 2019	739,270

Refers to the right recognized, emerging of Concession Agreement No. 060/2001 arising from the Annual Permitted Revenue - RAP not received in the period from January 2013 to June 2017. The balance includes monetary restatement and interest.

On June 27, 2017, ANEEL published Resolution 2,258 establishing the Annual Permitted Revenues (RAP) for the 2017-2018 tariff cycle, considering a court decision on the injunction of April 11, 2017 related to a lawsuit filed by business associations, which determines the deduction of the "compensation", provided for in article 15, paragraph 2 of Law 12,783/2013, on a temporary basis. The same decision was applied to the other tariff cycles. The compensation being challenged in court related to the cost of equity calculated for the RBSE assets from January 2013 to June 2017, at the time of filing of the lawsuit, is R$ 201,795.

Based on the opinion of its legal counsel, Copel GeT understands that this is a provisional decision that does not oppose its right to receive the due amounts related to RBSE assets, and that these are guaranteed by law. Therefore, the receivables considered in the receipt flow of this asset are recorded in noncurrent assets.

10.5    Power generation concession contract

Balance as of January 1, 2018	68,859
Transfers to other current receivables - disposal of assets	(9,053)
Gain on remeasurement of the cash flow	1,247
Reversal of impairment (Note 32.4)	4,758
Balance as of December 31, 2018	65,811
Gain on remeasurement of the cash flow	426
Reversal of impairment (Note 32.4)	2,945
Balance as of December 31, 2019	69,182

The balance refers to the electricity generation assets, due to the expiration of the concessions of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until the expiration date of the concessions and the residual balances of the assets were reclassified to accounts receivable linked to the concession. Although the Granting Authority has not yet disclosed the form of payment of remuneration of the assets and despite uncertainties regarding the approval of the investments made, Management's expectation about indemnification for these assets indicates the recoverability of the recorded balance, based on the remuneration methodology established by ANEEL.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The variation in the remeasurement of the cash flow of these assets was matched against Other Revenues account, within the group of Other operating costs and expenses, net.

Copel GeT timely manifested to ANEEL its interest in receiving the indemnifiable amount. Formalization of proof of realization of the respective investments to ANEEL occurred on December 17, 2015. To prepare the information, the new replacement value methodology was used, as defined by ANEEL Normative Resolution No. 596/2013.

11  Contract assets

	12.31.2019	12.31.2018
Power distribution service concession (11.1)	844,284	640,500
Piped gas distribution service concession (11.2)	26,734	25,718
Power transmission concession (11.3)	3,180,366	2,767,012
	4,051,384	3,433,230
Current	107,443	85,019
Noncurrent	3,943,941	3,348,211

Until December 31, 2017, the balances of the electricity transmission concession contracts were classified as a financial asset under the scope of IAS 39 and IFRIC 12, and the balances of works in progress of energy distribution and piped gas were classified as intangible assets under the scope of IFRIC 12.

On January 1, 2018, with the entry into force of IFRS 15 and the revision of IFRIC 12, the Company started to classify these balances as contract assets. The adoption of the IFRS was carried out prospectively, according to the changes presented below.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11.1    Power distribution service concession contract

	Assets	Special liabilities	Total
Balance as of January 1, 2018	-	-	-
Transfers from intangible assets (Note 18.1)	714,446	(26,100)	688,346
Acquisitions	797,832	-	797,832
Customers contributions	-	(106,764)	(106,764)
Provision for legal claims added to the cost of the works	4,320	-	4,320
Transfers to intangible assets (Note 18.1)	(775,701)	107,679	(668,022)
Transfers from/to accounts receivable - concessions (Note 10.1)	(67,310)	930	(66,380)
Loss on disposal	(8,832)	-	(8,832)
Balance as of December 31, 2018	664,755	(24,255)	640,500
Acquisitions	1,021,644	-	1,021,644
Customers contributions	-	(104,067)	(104,067)
Provision for legal claims added to the cost of the works	1,823	-	1,823
Transfers from/to intangible assets (Note 18.1)	(771,844)	93,164	(678,680)
Transfers from/to accounts receivable - concessions (Note 10.1)	(33,075)	4,088	(28,987)
Loss on disposal	(7,949)	-	(7,949)
Balance as of December 31, 2019	875,354	(31,070)	844,284

The costs of borrowings, financing and debentures capitalized in 2019 totaled R$ 6,838, at average rate of 0.28% p.a. (R$ 5,435, at average rate of 0.26% p.a. in 2018).

11.2    Piped gas distribution service concession contract

Balance as of January 1, 2018	-
Transfers from intangible assets (Note 18.3)	19,471
Acquisitions	15,618
Transfers to intangible assets (Note 18.3)	(2,042)
Transfers from/to accounts receivable - concessions (Note 10.1)	(6,399)
Loss on disposal	(930)
Balance as of December 31, 2018	25,718
Acquisitions	17,590
Transfers to accounts receivable - concessions (Note 10.2)	(16,574)
Balance as of December 31, 2019	26,734

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11.3    Transmission service concession contract

Balance as of January 1, 2018	-
Transfers from/to accounts receivable - concessions	1,497,399
Transfers from accounts receivable linked to the concession - RBSE (Note 10.4)	635,292
Effect of the acquisition of control of the Costa Oeste and Marumbi	258,908
Transfers to electricity grid use charges - customers	(243,247)
Transfers to property, plant and equipment	(501)
Transfers from litigations	8,277
Remuneration	268,904
Construction revenue	297,018
Construction income	44,962
Balance as of December 31, 2018	2,767,012
Business combinations effects (Note 1.2)	117,942
Realization of gains/losses in business combinations	282
Transfers to electricity grid use charges - customers	(286,158)
Transfers to property, plant and equipment	(3,353)
Transfers from litigations	(313)
Remuneration	368,514
Construction revenue	173,733
Construction income	42,707
Balance as of December 31, 2019	3,180,366

12  Other Receivables

	12.31.2019	12.31.2018
Fair value in the purchase and sale of power in the active market (Note 35.2.12)	460,635	14,793
Services in progress (a)	228,593	165,973
Credits on purchases of gas (12.1)	142,941	112,003
CDE Transfer (12.2)	61,898	107,472
Advance payments to suppliers (b)	24,073	22,096
Decommissioning in progress	21,238	19,457
Advance payments to employees	20,427	21,201
Tariff flag - CCRBT	19,545	28,725
Advance for severance estate	15,597	19,591
Other receivables	93,677	80,833
	1,088,624	592,144
Current	426,865	363,250
Noncurrent	661,759	228,894
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

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.1    Credits on purchases of gas - Compagás

This balance refers to the gas acquisition of contracted and guaranteed volumes, higher than those actually withdrawn and used, and contains a future compensation clause. Compagás has the right to use the gas in subsequent months and can compensate the volume contracted and not consumed until 2022. According to the contractual provisions and consumption perspectives, derived from the review of the projects and scenarios for the next years, Compagás estimates to fully offset the contracted volumes in the course of its operation. The contracts with Petrobras provide for the right to dispose of this asset. The expiration date of the concession is in discussion with the Concession Grantor, as described in Note 2.1.1.

12.2    CDE Transfer

Balance in December 31, 2019 to be transferred by the CDE referring to tariff discounts on the tariffs applicable to users defined in accordance with article 13, item VII, of Law 10,438/2002 and Decree 7,891/2013. The amount transferred to Copel DIS for the period from June 2018 to May 2019, in accordance with Resolution 2,402/2018, was R$ 62,699 per month. As from June 2019, this amount was changed to R$ 51,200 per month, by Resolution 2,559, dated June 18, 2019, which approved the result of the last Annual Tariff Adjustment.

13  Taxes

13.1    Deferred income tax and social contribution

13.1.1     Income Tax and Social Contribution

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

13.1.2     Deferred income tax and social contribution

The Company, based on its profitability history and the expectation of generating future taxable profits, based on its internal projections prepared for reasonable periods for its business, sets up a deferred tax asset on temporary differences between the tax bases and on tax losses and negative tax basis.

The deferred income tax and social contribution are recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used for tax calculation purposes, to the extent that it is probable that there will be sufficient taxable profits against which the temporary differences can be utilized and the tax losses can be offset.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Deferred tax assets and liabilities may be offset if there is a legal right to offset the current tax assets and liabilities and they relate to the same taxing authority.

			Effect	Business	Recognized			Business	Recognized
	Balance as of	Recognized	of applying	combination	comprehensive	Balance as of	Recognized	combination	comprehensive	Balance as of
	January 01, 2018	in income	new IFRS	effect	income	December 31, 2018	in income	effect (Note 1.2)	income	December 31, 2019
Noncurrent assets
Provisions for legal claims	514,358	55,123	-	3,696	-	573,177	(62,044)	6,237	-	517,370
Post-employment benefits	293,611	15,080	-	-	19,994	328,685	13,285	-	63,444	405,414
Impairment of assets	310,561	17,450	-	-	-	328,011	57,456	-	-	385,467
Research and development and energy efficiency programs	156,325	(1,834)	-	-	-	154,491	10,840	-	-	165,331
Expected credit losses	113,380	(6,838)	7,468	-	-	114,010	17,811	-	-	131,821
Tax losses and negative tax basis	110,658	(39,518)	-	-	-	71,140	27,102	-	-	98,242
Social security contributions - injunction on judicial deposit	60,856	6,154	-	-	-	67,010	4,190	-	-	71,200
Amortization - concession	48,722	4,617	-	-	-	53,339	5,005	-	-	58,344
Provision for profit sharing	22,270	8,278	-	-	-	30,548	21,567	-	-	52,115
Concession contracts	24,906	(1,300)	-	-	-	23,606	(1,253)	-	-	22,353
Provision for energy purchases	129,877	25,693	-	-	-	155,570	(137,531)	-	-	18,039
Others	97,092	49,673	1,006	-	-	147,771	(4,512)	-	-	143,259
	1,882,616	132,578	8,474	3,696	19,994	2,047,358	(48,084)	6,237	63,444	2,068,955
(-) Noncurrent liabilities
Concession contracts	535,726	68,475	-	9,457	-	613,658	99,817	(1,026)	-	712,449
Deemed cost	449,884	(34,559)	-	-	-	415,325	(34,116)	-	-	381,209
Derivative financial instruments	-	5,030	-	-	-	5,030	65,915	-	-	70,945
Escrow deposits monetary variation	55,328	8,839	-	-	-	64,167	(3,022)	-	-	61,145
Accelerated depreciation	26,401	6,281	-	-	-	32,682	17,640	-	-	50,322
Transaction cost on borrowings and debentures	21,538	9,589	-	-	-	31,127	981	-	-	32,108
Others	34,877	851	-	-	-	35,728	6,849	-	-	42,577
	1,123,754	64,506	-	9,457	-	1,197,717	154,064	(1,026)	-	1,350,755
Net	758,862	68,072	8,474	(5,761)	19,994	849,641	(202,148)	7,263	63,444	718,200
Assets presented in the Statement of Financial Position	915,492					1,007,061				1,011,866
(-) Liabilities presented in the Statement of Financial Position	(156,630)					(157,420)				(293,666)

13.1.3     Realization of deferred taxes

The projection of deferred tax credits realization recorded in noncurrent assets and liabilities is based on the average realization period of each item of deferred assets and liabilities and tax losses, also based on projections of future results. These projections were evaluated by the Supervisory Board on March 17, 2020 and approved by the Board of Directors on March 25, 2020.

The items that were the basis for the constitution of the main credits, as well as their form of realization are as follows:

- Amounts recorded on provisions for post-employment benefits will be realized as the payments are made to the Copel Foundation or reversed according to new actuarial estimates;

- Amounts set up on the provisions for legal claims will be realized according to court decisions or by the reversal when the possible risk of the shares is reviewed;

- Amounts set up on the provision for impairment of assets will be realized through the amortization and/or depreciation of the impaired asset;

- Amounts set up on the provision for purchase of energy and charges of the main distribution and transmission grid will be realized upon the effective obligation of the amounts provisioned or by the reversal of the provision;

- Amounts set up on the provisions for R&D and PEE will be realized through the expenses incurred in the projects carried out;

- Amounts recorded on the deemed cost will be realized through the amortization and/or depreciation of the valued asset;

- Amounts related to the concession agreement will be realized over the term of the agreement;

- Amounts related to tax losses and negative tax basiswill be recovered by offsetting against future taxable income;

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

- Other amounts: realized when they meet the deductibility criteria provided for in tax legislation, or upon reversal of the recorded amounts.

The projected realization of the deferred taxes is shown below:

	Assets	Liabilities
2020	329,177	(96,763)
2021	258,853	(98,388)
2022	143,599	(91,131)
2023	136,665	(102,510)
2024	84,208	(80,290)
2025 to 2027	158,702	(209,525)
2028 to 2029	957,751	(672,148)
	2,068,955	(1,350,755)

13.1.4     Unrecognized tax credits

As of December 31, 2019, UEG Araucária did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$ 83,273 (R$ 34,567, as of December 31, 2018) for not having, at that moment, reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.2    Other taxes recoverable and other tax obligations

	12.31.2019	12.31.2018
Current assets
Recoverable ICMS (VAT)	103,977	96,072
Recoverable PIS/Pasep and Cofins taxes	98,942	64,200
Other recoverable taxes	2,141	570
	205,060	160,842
Noncurrent assets
Recoverable ICMS (VAT)	74,568	50,306
PIS/Pasep and Cofins taxes	213,667	147,380
Other recoverable taxes	33,776	33,714
	322,011	231,400
Current liabilities
ICMS (VAT) payable	179,662	185,634
PIS/Pasep and Cofins payable	125,197	115,345
IRRF on JSCP	117,807	23,687
Special Tax Regularization Program - Pert	49,310	46,777
Ordinary financing of taxes with the federal tax authorities	18,063	64,974
Other taxes	11,029	15,016
	501,068	451,433
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	209,747	197,413
Special Tax Regularization Program - Pert	447,897	471,665
Ordinary financing of taxes with the federal tax authorities	-	21,658
TCFRH (a)	-	101,821
Other taxes	4,470	4,175
	662,114	796,732

(a) Control, Monitoring and Inspection Fee for Exploration Activities and the Use of Water Resources - as a result of the repeal of the law that instituted the referred fee, the Company, based on the opinion of its legal advisors, concluded that the conditions to maintain the provision were not satisfied and reversed the balance, so that R $ 97,664 was recorded in the operating result (Note 33.6) and R $ 4,157 in the financial result

Sales and services revenues are subject to value-added tax (Imposto sobre Circulação de Mercadorias e Serviços or ICMS) and service tax (Imposto sobre Serviços or ISS), at the applicable rates, and to the PIS (Social Integration Program) and COFINS (Contribution for Social Security Funding).

Credits resulting from non-cumulative PIS and COFINS charges are accounted for as reductions to operating costs in the statement of income.

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

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.2.1     Pis/Pasep and Cofins credit on ICMS

The final and unappealable ruling has been rendered in connection with the lawsuit through which Compagás was claiming exclusion of ICMS from the PIS/Pasep and Cofins tax bases. Due to this favorable ruling, the Company recorded the credit right of R$ 143,618 under Other Taxes Recoverable with corresponding entry of R$105,184 in operating revenue (Note 31.1) and R$ 38,434 in financial income (Note 33.1).

In addition, Copel DIS filed a writ of mandamus requesting the exclusion of the ICMS amount in the basis for calculating contributions to Pis and Cofins. The referred process is in the final stage of appeals at the Supreme Court of Justice and the Company has been obtaining favorable decisions in all previous stages of the process. The Company awaits the final and unappealable decision of the lawsuit, the modulation of the effects by the Supreme Federal Court of Extraordinary Appeal nº 574,706, as well as the final result of the Taking of Subsidies nº 005/2020 by ANEEL.

13.2.2     Special Regime for Tax Regularization (PERT)

Copel DIS joined PERT in 2017, considering the benefits offered by the program in the face of the change in the CVA tax regime, from a billing regime to an accrual basis. The payment of 20% of the debt occurred in 2017 and as of January 2018 the payment of the balance began in 145 monthly installments of R$ 3,572, adjusted by the Selic rate. In December 2018, the Federal Revenue Service of Brazil consolidated the debts presented by the Company, which has been paying its installments on time.

13.3    Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	12.31.2019	12.31.2018	12.31.2017
Income before IRPJ and CSLL	2,702,195	1,955,997	1,392,941
IRPJ and CSLL (34%)	(918,746)	(665,039)	(473,600)
Tax effects on:
Equity in income	36,297	46,203	36,555
Interest on own capital	222,848	98,917	90,440
Dividends	192	280	497
Non deductible expenses	(16,571)	(9,322)	(26,292)
Tax incentives	17,804	16,465	14,973
Unrecognized income and social contribution tax loss carry-forwards	(48,892)	(15,383)	(5,645)
Setting up and/or offset of income tax and social contribution losses of prior years	-	5,037	90,804
Difference between the calculation bases of deemed profit and taxable profit	72,175	11,076	(19,680)
Others	(4,433)	(227)	17,262
Current IRPJ and CSLL	(433,555)	(580,065)	(379,943)
Deferred IRPJ and CSLL	(205,771)	68,072	105,257
Effective rate - %	23.7%	26.2%	19.7%

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

14  Prepaid Expenses

	12.31.2019	12.31.2018
Risk premium - GSF renegotiation (14.1)	3,180	12,574
Others	30,515	31,535
	33,695	44,109
Current	33,563	40,819
Noncurrent	132	3,290

14.1    Hydrological risk renegotiation (GSF)

In accordance with Hydrological Risk Renegotiation Term and previously mentioned regulations, the companies acquired the right to partially recover the cost with MRE (GSF) in 2015, in the amount of R$ 33.55 per average MW of electricity for SP100 product class, based on the risk premium contracted by them (Note 4.9.2).

The amounts originally recognized on the renegotiation of the hydrological risk were as follows:

Power Plant	Physical guarantee (Average MW)	Eligible amount of energy (Average MW)	Amortization period of prepaid expenses	Grant extension period (intangible asset)	Asset value to recover as renegotiation of GSF	Value of prepaid expenses to amortize with future risk premium	Value of intangible assets amortization over the concession period
Mauá	100.827	97.391	01.01.2016 to 06.30.2020	not applicable	28,623	28,623	-
Foz do Areia	576,000	226.705	01.01.2016 to 12.31.2016	05.24.2023 to 09.17.2023	66,628	17,222	49,406
Santa Clara and Fundão	135,400	134.323	01.01.2016 to 04.22.2019	10.25.2036 to 05.28.2037	39,369	30,326	9,043
		458.419			134,620	76,171	58,449

A breakdown of these items as at December 31, 2019 and 2018 is presented below:

	Balance as of			Balance as of			Balance as of
	January 01, 2018	Amortization	Transfers	December 31, 2018	Amortization	Transfers	December 31, 2019
Risk premium - current asset	15,459	(15,459)	9,394	9,394	(9,394)	3,180	3,180
Risk premium - noncurrent asset	12,574	-	(9,394)	3,180	-	(3,180)	-
Intangible	45,745	(7,038)	-	38,707	(7,040)	-	31,667
	73,778	(22,497)	-	51,281	(16,434)	-	34,847
Risk premium to be amortized - prepaid expenses	28,033			12,574			3,180
Grant extension period - intangible	45,745			38,707			31,667

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15  Judicial Deposits

	12.31.2019	12.31.2018
Taxes claims	351,402	369,423
Labor claims	85,187	84,908
Civil
Civil	53,260	63,484
Easements	5,076	3,280
Customers	1,897	1,861
	60,233	68,625
Others	7,368	5,334
	504,190	528,290

16  Investments

16.1    Changes in investments

			Investment/
	Balance as of		Advance for future	Capital	Amorti-	Dividends		Balance as of
	January 1, 2019	Equity	capital increase	decrease	zation	and JSCP	Transfers	December 31, 2019
Joint Ventures (16.3)
Voltalia São Miguel do Gostoso I	110,568	(3,409)	2,940	-	-	-	-	110,099
Voltalia São Miguel do Gostoso - direito de autorização	10,405	-	-	-	(367)	-	-	10,038
Caiuá	74,639	4,800	-	-	-	(1,127)	-	78,312
Integração Maranhense	129,684	11,316	-	-	-	(2,284)	-	138,716
Matrinchã	673,216	48,634	-	-	-	(10,323)	-	711,527
Guaraciaba	356,941	18,312	-	(34,300)	-	(3,876)	-	337,077
Paranaíba	160,584	16,375	-	-	-	(2,986)	-	173,973
Mata de Santa Genebra	484,262	(41,716)	130,811	-	-	-	-	573,357
Cantareira	317,523	28,031	-	-	-	(7,286)	-	338,268
	2,317,822	82,343	133,751	(34,300)	(367)	(27,882)	-	2,471,367
Associates
Dona Francisca Energética (16.4)	29,144	9,853	-	-	-	(10,574)	-	28,423
Foz do Chopim Energética (16.4)	8,227	13,924	-	-	-	(9,976)	-	12,175
Dominó Holdings	2,442	(280)	-	(735)	-	(1,181)	-	246
Other	9,115	917	123	-	-	-	-	10,155
	48,928	24,414	123	(735)	-	(21,731)	-	50,999
Investment property	1,342	-	-	-	(5)	-	(524)	813
Advance for future capital future capital increase (Note 1.2.1)	142	-	133,597	-	-	-	(133,739)	-
	2,368,234	106,757	267,471	(35,035)	(372)	(49,613)	(134,263)	2,523,179

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

			Investment/				Effects of
			Advance for			Proposed	applying
	Balance as of		future capital	Capital		dividends	new IFRS		Balance as of
	January 1, 2018	Equity	increase	decrease	Amortization	and JCP	(Note 17.1.1)	Other (a)	December 31, 2018
Joint Ventures (16.3)
Voltalia São Miguel do Gostoso I	74,998	(3,964)	39,534	-	-	-	-	-	110,568
Voltalia São Miguel do Gostoso - authorization rights	10,773	-	-	-	(368)	-	-	-	10,405
Paraná Gás	3	(3)	-	-	-	-	-	-	-
Costa Oeste	33,646	3,041	-	-	-	-	-	(36,687)	-
Marumbi	85,341	6,971	-	-	-	-	-	(92,312)	-
Transmissora Sul Brasileira	64,360	1,161	-	-	-	-	-	(65,521)	-
Caiuá	56,037	5,034	-	-	-	(1,324)	14,892	-	74,639
Integração Maranhense	113,401	9,238	-	-	-	(2,022)	9,067	-	129,684
Matrinchã	835,819	50,411	-	-	-	(9,131)	(203,883)	-	673,216
Guaraciaba	418,320	35,321	-	-	-	(4,328)	(92,372)	-	356,941
Paranaíba	162,273	(16,510)	-	-	-	(2,976)	17,797	-	160,584
Mata de Santa Genebra	459,374	(2,541)	48,096	-	-	3,264	(23,931)	-	484,262
Cantareira	200,018	24,564	-	(35,280)	-	(1,461)	129,682	-	317,523
	2,514,363	112,723	87,630	(35,280)	(368)	(17,978)	(148,748)	(194,520)	2,317,822
Associates
Dona Francisca Energética (16.4)	29,821	9,989	-	-	-	(10,666)	-	-	29,144
Foz do Chopim Energética (16.4)	13,084	13,214	-	-	-	(18,071)	-	-	8,227
Dominó Holdings	2,457	(15)	-	-	-	-	-	-	2,442
Other	9,556	(23)	9	-	-	-	-	(427)	9,115
	54,918	23,165	9	-	-	(28,737)	-	(427)	48,928
Investment property	1,362	-	-	-	(5)	-	-	(15)	1,342
Other investments	-	-	142	-	-	-	-	-	142
	2,570,643	135,888	87,781	(35,280)	(373)	(46,715)	(148,748)	(194,962)	2,368,234

(a) Of the total, the amounts of R$ 36,687 and R$ 92,312 refers to investments that are now subsidiaries; R$ 65,521 refers to investment written off; R$ 427 from the sale of the associated company Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda; and R$ 15 refers to the transfer to Other receivables

16.1.1     Initial adoption of IFRS 15

Until December 31, 2017, Copel's joint ventures classified the transmission infrastructure as a financial asset under the scope of IFRIC 12, measured at amortized cost. The Companies recognized a remuneration rate during the construction period, which was remeasured after the start of commercial operation, according to the investments made, and was fixed until the end of the concession.

As of the initial adoption of IFRS 15, with the definition of fixed remuneration at the beginning of the project, all changes that occurred in the construction period started to be immediately recognized in the result and no longer diluted over the remaining term of the contract.

The adjustment in Copel's shareholders' equity on January 1, 2018, resulting from the remeasurement of the contract assets of its investees, was R$ 148,748, recognized through equity method. In the transition, Copel and its investees opted to adopt the standard on the date of initial application as an adjustment to the opening balance, in a shareholders' equity account, considering only open contracts prior to the application date, as provided for in IFRS 15.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.2    Subsidiaries with non-controlling interests

16.2.1     Summarized financial information

	Compagás			Elejor			UEG Araucária
	12.31.2019	12.31.2018	12.31.2017	12.31.2019	12.31.2018	12.31.2017	12.31.2019	12.31.2018	12.31.2017
ASSETS	904,993	675,286	632,910	625,154	652,175	675,450	421,533	436,137	507,060
Current assets	313,896	204,725	151,966	80,079	80,990	77,216	80,788	33,573	99,101
Noncurrent assets	591,097	470,561	480,944	545,075	571,185	598,234	340,745	402,564	407,959

LIABILITIES	904,993	675,286	632,910	625,154	652,175	675,450	421,533	436,137	507,060
Current liabilities	236,190	133,769	147,743	85,647	124,880	164,574	91,066	42,185	38,386
Noncurrent liabilities	110,475	106,900	87,409	496,648	473,318	449,149	14,727	23,290	22,470
Equity	558,328	434,617	397,758	42,859	53,977	61,727	315,740	370,662	446,204

STATEMENT OF INCOME
Operating revenues	866,884	588,532	515,563	218,421	293,942	291,597	52,216	524	129,084
Operating costs and expenses	(662,306)	(515,594)	(309,213)	(86,237)	(89,931)	(93,230)	(131,596)	(94,970)	(121,883)
Financial results	43,186	(2,411)	(25,612)	(92,728)	(89,301)	(54,254)	832	2,275	5,302
Equity in earnings of investees	-	-	-	-	-	-	916	-	(5,777)
Income tax and social contribution	(74,791)	(10,909)	(66,785)	(13,331)	(38,379)	(47,893)	(22,703)	16,316	(7,098)
Net income (loss)	172,973	59,618	113,953	26,125	76,331	96,220	(100,335)	(75,855)	(372)
Other comprehensive income	(1,277)	187	(251)	-	-	-	132	-	-
Total comprehensive income	171,696	59,805	113,702	26,125	76,331	96,220	(100,203)	(75,855)	(372)

STATEMENTS OF CASH FLOWS
Cash flows from operational activities	54,760	66,017	83,661	51,839	127,108	143,911	(57,585)	(26,980)	(86,840)
Cash flows from investment activities	(17,531)	(15,961)	(14,268)	(314)	(2,659)	(1,461)	(1,945)	(2,768)	118,460
Cash flows from financing activities	14,312	(43,980)	(20,623)	(56,533)	(119,468)	(143,028)	45,133	-	-

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	51,541	6,076	48,770	(5,008)	4,981	(578)	(14,397)	(29,748)	31,620
Cash and cash equivalents at the beginning of the year	90,155	84,079	35,309	42,886	37,905	38,483	21,516	51,264	19,644
Cash and cash equivalents at the end of the year	141,696	90,155	84,079	37,878	42,886	37,905	7,119	21,516	51,264
CHANGE IN CASH AND CASH EQUIVALENTS	51,541	6,076	48,770	(5,008)	4,981	(578)	(14,397)	(29,748)	31,620

16.2.2     Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás: 49%	Elejor: 30%	UEG Araucária: 18.8%	Total
Balance as of January 1, 2017	146,818	23,910	89,316	260,044
Net income (loss)	55,837	28,866	(74)	84,629
Other comprehensive income	(123)	-	-	(123)
Deliberation of additional dividends proposed	-	(11,053)	-	(11,053)
Dividends	(7,631)	(23,205)	-	(30,836)
Balance as of December 31, 2017	194,901	18,518	89,242	302,661
Net income (loss)	29,213	22,899	(15,171)	36,941
Other comprehensive income	91	-	63	154
Dividends	(11,243)	(25,224)	-	(36,467)
Balance as of December 31, 2018	212,962	16,193	74,134	303,289
Net income (loss)	84,758	7,838	(19,673)	72,923
Other comprehensive income	(626)	-	25	(601)
Deliberation of additional dividends proposed	-	(3,335)	-	(3,335)
Dividends	(23,514)	(7,838)	-	(31,352)
Gain with interest variation in Subsidiary	-	-	4,874	4,874
Balance as of December 31, 2019	273,580	12,858	59,360	345,798

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.3    Total balances of the groups of assets, liabilities, profit or loss and equity interest in commitments and contingent liabilities of the main joint venture

	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Balance as of December 31, 2019
ASSETS	226,898	271,409	486,305	2,295,925	1,318,517	1,625,008	2,482,326	1,496,577
Current assets	3,664	30,472	59,466	301,722	150,875	178,558	268,381	182,971
Cash and cash equivalents	1,494	3,968	6,570	85,293	44,805	20,338	48,395	60,252
Other current assets	2,170	26,504	52,896	216,429	106,070	158,220	219,986	122,719
Noncurrent assets	223,234	240,937	426,839	1,994,203	1,167,642	1,446,450	2,213,945	1,313,606
.
LIABILITIES	226,898	271,409	486,305	2,295,925	1,318,517	1,625,008	2,482,326	1,496,577
Current liabilities	2,206	28,892	77,116	166,430	84,863	104,065	129,810	72,907
Financial liabilities	-	7,584	13,468	82,665	33,102	60,399	93,643	48,619
Other current liabilities	2,206	21,308	63,648	83,765	51,761	43,666	36,167	24,288
Noncurrent liabilities	-	82,699	126,095	677,398	545,742	810,847	1,208,089	733,326
Financial liabilities	-	49,958	78,350	624,779	461,353	580,451	1,208,089	507,775
Other noncurrent liabilities	-	32,741	47,745	52,619	84,389	230,396	-	225,551
Equity	224,692	159,818	283,094	1,452,097	687,912	710,096	1,144,427	690,344
.
STATEMENT OF INCOME
Net operating income	-	25,180	44,264	250,188	111,912	198,573	357,522	138,259
Operating costs and expenses	(111)	(5,481)	(5,672)	(70,886)	(29,067)	(30,560)	(384,228)	(5,360)
Financial results	146	(4,557)	(6,594)	(59,794)	(42,548)	(54,154)	(99,186)	(46,190)
Equity in income of subsidiaries	(7,080)	-	-	-	-	-	-	-
Income tax and social contribution	(5)	(5,348)	(8,904)	(33,103)	(2,926)	(47,024)	42,627	(29,498)
Net income (loss)	(7,050)	9,794	23,094	86,405	37,371	66,835	(83,265)	57,211
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	(7,050)	9,794	23,094	86,405	37,371	66,835	(83,265)	57,211
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	110,099	78,312	138,716	711,527	337,077	173,973	573,357	338,268

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Balance as of December 31, 2018
ASSETS	227,867	261,951	465,801	2,199,434	1,295,670	1,574,846	2,365,160	1,443,693
Current assets	2,344	26,471	47,347	326,557	229,693	165,072	202,253	161,328
Cash and cash equivalents	205	1,128	1	116,634	136,191	13,931	19,568	301
Other current assets	2,139	25,343	47,346	209,923	93,502	151,141	182,685	161,027
Noncurrent assets	225,523	235,480	418,454	1,872,877	1,065,977	1,409,774	2,162,907	1,282,365
.
LIABILITIES	227,867	261,951	465,801	2,199,434	1,295,670	1,574,846	2,365,160	1,443,693
Current liabilities	2,216	24,955	73,856	137,627	79,701	104,599	124,606	60,964
Financial liabilities	-	7,615	13,228	70,192	27,950	55,968	33,964	46,329
Other current liabilities	2,216	17,340	60,628	67,435	51,751	48,631	90,642	14,635
Noncurrent liabilities	-	84,672	127,284	687,897	487,520	814,798	1,273,962	734,724
Financial liabilities	-	57,028	91,342	683,316	482,125	612,854	934,650	532,179
Other noncurrent liabilities	-	27,644	35,942	4,581	5,395	201,944	339,312	202,545
Equity	225,651	152,324	264,661	1,373,910	728,449	655,449	966,592	648,005
.
STATEMENT OF INCOME
Net operating income	-	25,129	42,379	272,103	181,665	(14,331)	514,591	195,441
Operating costs and expenses	(103)	(4,785)	(7,732)	(47,771)	(27,273)	(23,244)	(462,839)	(60,529)
Financial results	(170)	(5,017)	(7,817)	(61,910)	(35,036)	(57,977)	(59,507)	(58,402)
Equity in income of subsidiaries	(7,815)	-	-	-	-	-	-	-
Income tax and social contribution	-	(5,053)	(7,974)	(59,544)	(47,273)	28,163	2,685	(26,379)
Net income (loss)	(8,088)	10,274	18,856	102,878	72,083	(67,389)	(5,070)	50,131
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	(8,088)	10,274	18,856	102,878	72,083	(67,389)	(5,070)	50,131
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	110,568	74,639	129,684	673,216	356,941	160,584	484,262	317,523

	Voltalia	Transmissora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Balance as of December 31, 2017
ASSETS	155,272	659,464	230,743	466,783	2,774,973	1,428,247	1,698,213	1,722,063	952,670
Current assets	2,141	56,604	22,895	44,594	297,331	139,920	233,065	107,568	6,046
Cash and cash equivalents	3	25,547	1,626	2,224	116,256	34,364	29,066	96,244	5,169
Other current assets	2,138	31,057	21,269	42,370	181,075	105,556	203,999	11,324	877
Noncurrent assets	153,131	602,860	207,848	422,189	2,447,642	1,288,327	1,465,148	1,614,495	946,624
.
LIABILITIES	155,272	659,464	230,743	466,783	2,774,973	1,428,247	1,698,213	1,722,063	952,670
Current liabilities	2,214	220,845	23,608	71,563	140,515	71,818	124,764	12,630	9,706
Financial liabilities	-	212,618	7,427	13,240	48,686	32,627	53,317	-	-
Other current liabilities	2,214	8,227	16,181	58,323	91,829	39,191	71,447	12,630	9,706
Noncurrent liabilities	-	116,818	92,774	163,790	928,706	502,713	911,107	792,519	534,764
Financial liabilities	-	106,174	64,081	103,755	712,198	388,806	638,779	703,897	439,192
Other noncurrent liabilities	-	10,644	28,693	60,035	216,508	113,907	272,328	88,622	95,572
Equity	153,058	321,801	114,361	231,430	1,705,752	853,716	662,342	916,914	408,200
.
STATEMENT OF INCOME
Net operating income	-	53,374	(2,904)	(14,460)	403,891	208,444	320,302	588,123	392,766
Operating costs and expenses	(113)	(63,752)	(5,194)	(4,245)	(183,660)	(93,369)	(150,984)	(434,779)	(347,771)
Financial results	9	(26,994)	(6,017)	(9,070)	(47,331)	(36,981)	(59,132)	(94,512)	(35,207)
Equity in income of subsidiaries	(1,048)	-	-	-	-	-	-	-	-
Income tax and social contribution	-	12,330	5,908	9,070	(55,808)	(26,303)	(40,717)	(19,955)	(1,871)
Net income (loss)	(1,152)	(25,042)	(8,207)	(18,705)	117,092	51,791	69,469	38,877	7,917
Other comprehensive income	-	-	-	-	-	-	-	-	-
Total comprehensive income	(1,152)	(25,042)	(8,207)	(18,705)	117,092	51,791	69,469	38,877	7,917
Investment interest - %	49.0	20.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	74,998	64,360	56,037	113,401	835,819	418,320	162,273	459,374	200,018

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2019, Copel's share of commitments assumed relating to its joint ventures is equivalent to R$ 5,936 (R$ 81,263 as of December 31, 2018) and of contingent liabilities is equivalent to R$ 89,688 (R$ 40,324 as of December 31, 2018).

16.4    Total balances of the groups of assets, liabilities, profit or loss and equity interest in contingent liabilities of the main associates

Balance as of December 31, 2019	Dona Francisca			Foz do Chopim
	12.31.2019	12.31.2018	12.31.2017	12.31.2019	12.31.2018	12.31.2017
ASSETS	130,883	134,141	138,079	61,635	106,736	61,163
Current assets	13,406	12,493	10,304	31,054	73,786	21,553
Noncurrent assets	117,477	121,648	127,775	30,581	32,950	39,610
.						-
LIABILITIES	130,883	134,141	138,079	61,635	106,736	61,163
Current liabilities	4,344	4,231	4,144	2,354	57,603	1,808
Noncurrent liabilities	3,118	3,361	4,443	25,243	26,133	22,776
Equity	123,421	126,549	129,492	34,038	23,000	36,579
.
STATEMENT OF INCOME
Net operating income	70,717	70,716	70,716	56,929	46,479	40,441
Operating costs and expenses	(25,957)	(25,268)	(30,379)	(16,278)	(2,020)	(21,124)
Financial income (expense)	475	366	835	621	(638)	809
Income tax and social contribution	(2,454)	(2,446)	(2,632)	(2,346)	(6,880)	(1,547)
Net income	42,781	43,368	38,540	38,926	36,941	18,579
Other comprehensive income	-	-	-	-	-	-
Total comprehensive income	42,781	43,368	38,540	38,926	36,941	18,579
Investment interest - %	23.0303	23.0303	23.0303	35.77	35.77	35.77
Investment book value	28,423	29,144	29,821	12,175	8,227	13,084

As of December 31, 2019, Copel's interest in the contingent liabilities of its associates is equivalent to R$ 78,793 (R$ 61,341 as of December 31, 2018).

17  Property, Plant and Equipment

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

For the years ended December 31, 2019, 2018 and 2017

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

17.1    Property, plant and equipment by asset class

		Accumulated			Accumulated
	Cost	depreciation	12.31.2019	Cost	depreciation	12.31.2018
In service
Reservoirs, dams and aqueducts	8,082,238	(4,405,546)	3,676,692	6,643,087	(4,216,613)	2,426,474
Machinery and equipment	8,875,458	(2,871,568)	6,003,890	5,648,292	(2,674,150)	2,974,142
Buildings	1,962,033	(1,054,009)	908,024	1,500,990	(1,021,783)	479,207
Land	490,071	(27,651)	462,420	375,286	(18,184)	357,102
Vehicles and aircraft	47,960	(44,876)	3,084	47,744	(41,978)	5,766
Furniture and tools	22,415	(14,466)	7,949	22,057	(12,642)	9,415
(-) Impairment (17.7 and 17.8)	(1,042,499)	-	(1,042,499)	(3,489)	-	(3,489)
(-) Special Obligations	(78)	35	(43)	(68)	27	(41)
	18,437,598	(8,418,081)	10,019,517	14,233,899	(7,985,323)	6,248,576

In progress
Cost	700,172	-	700,172	5,789,780	-	5,789,780
(-) Impairment (17.7 and 17.8)	(127,586)	-	(127,586)	(1,197,693)	-	(1,197,693)
	572,586	-	572,586	4,592,087	-	4,592,087
	19,010,184	(8,418,081)	10,592,103	18,825,986	(7,985,323)	10,840,663

17.2    Changes in property, plant and equipment

	Balance as of January 1, 2019	Additions / Impairment	Depreciation	Loss on disposal	Transfers	Balance as of December 31, 2019
In service
Reservoirs, dams and aqueducts	2,426,474	-	(188,334)	(42)	1,438,594	3,676,692
Machinery and equipment	2,974,142	-	(409,571)	(141,902)	3,581,221	6,003,890
Buildings	479,207	-	(52,330)	-	481,147	908,024
Land	357,102	-	(9,466)	(463)	115,247	462,420
Vehicles and aircraft	5,766	-	(3,482)	(128)	928	3,084
Furniture and tools	9,415	-	(2,007)	(9)	550	7,949
(-) Impairment (17.7 and 17.8)	(3,489)	61,112	-	-	(1,100,122)	(1,042,499)
(-) Special Obligations	(41)	-	8	-	(10)	(43)
	6,248,576	61,112	(665,182)	(142,544)	4,517,555	10,019,517
In progress
Cost	5,789,780	551,162	-	(15,540)	(5,625,230)	700,172
(-) Impairment (17.7 and 17.8)	(1,197,693)	(30,015)	-	-	1,100,122	(127,586)
	4,592,087	521,147	-	(15,540)	(4,525,108)	572,586
	10,840,663	582,259	(665,182)	(158,084)	(7,553)	10,592,103

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Balance as of	Additions/ impairment		Loss on		Balance as of
	January 1, 2018		Depreciation	disposal	Transfers	December 31, 2018
In service
Reservoirs, dams and aqueducts	2,566,727	-	(144,991)	(1)	4,739	2,426,474
Machinery and equipment	2,665,935	-	(199,846)	(61,959)	570,012	2,974,142
Buildings	510,923	-	(35,932)	(500)	4,716	479,207
Land	262,378	-	(2,897)	(83)	97,704	357,102
Vehicles and aircraft	10,342	-	(4,484)	(392)	300	5,766
Furniture and tools	5,514	-	(1,171)	(24)	5,096	9,415
(-) Impairment	(4,986)	1,497	-	-	-	(3,489)
(-) Special Obligations	(38)	-	9	-	(12)	(41)
	6,016,795	1,497	(389,312)	(62,959)	682,555	6,248,576
In progress
Cost	5,023,013	1,455,318	-	(5,491)	(683,060)	5,789,780
(-) Impairment	(1,210,358)	12,665	-	-	-	(1,197,693)
	3,812,655	1,467,983	-	(5,491)	(683,060)	4,592,087
	9,829,450	1,469,480	(389,312)	(68,450)	(505)	10,840,663

17.3    Costs of loans, financing and debentures capitalized

The costs of loans and financing and debentures capitalized during 2019 of R$ 4,295, at an average rate of 0.11% p.a. (R$ 4,229, at an average rate of 0.11% p.a. in 2018).

17.4    HPP Colíder

On March 9, 2019, May 7, 2019 and December 21, 2019, two generation units of the power plant started their commercial power generation operations, respectively, according to ANEEL Ordinances 673/2019, 1,273/2019 and 3,648/2019 both with installed power capacity of 100 MW.

As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. Copel GeT submitted an application to ANEEL to exclude its responsibility, so that the obligation to supply energy could be postponed, which was not accepted by the Agency. Copel GeT filed a common lawsuit with the Court on December 18, 2017 applying for a preliminary injunction and requesting the reversal of the decision of the Agency. On April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction required by Copel Get in the Interlocutory Appeal to exempt it from any burden, charges or restrictions to the right arising from the delay in the implementation schedule of the Colíder HPP.

The contracted energy of the plant is 125 MW mean, and in the period from January 1, 2019 to December 31, 2019, the physical guarantee calculated represents 109.22 MW mean, due to the partial start of commercial operation, which took place in March 2019. For prior periods, the contract was fulfilled as follows:

•        From January 2015 to May 2016, with suspension of energy delivery by operation because of the injunction obtained by Management;

•        In June 2016, with partial reduction through a bilateral agreement;

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•        From July 2016 to December 2018, with reduction of all supply contracts of the CCEARs - Energy Trading Agreement in the Regulated Environment, through a bilateral agreement and participation in the New Energy and Decrease Clearing Facility ("Mecanismo de Compensação de Sobras e Déficits de Energia Nova - MCSD-EN"); and

•        From January to March 2019, the firmed contracts in the regulated environment became effective again, however, energy supply continued suspended, in light of the injunction obtained by Management.

Since the trial on merits of the case is still outstanding, the contractual effects of both revenues and energy costs were recognized during the period until December 31, 2019, in profit or loss for the period for purposes of backing the outcome.

17.5    Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the share of interest of Copel GeT in consortiums are shown below:

Joint operations	Share Copel GeT (%)	Annual average depreciation rate (%)	12.31.2019	12.31.2018
HPP Gov. Jayme Canet Júnior (Mauá) - Consórcio
Energético Cruzeiro do Sul	51.0
In service			859,917	859,917
(-) Accumulated depreciation		3.43	(206,000)	(176,546)
In progress			16,789	22,738
			670,706	706,109
HPP Baixo Iguaçu (17.5.1)	30.0
In service			692,593	-
(-) Accumulated depreciation		3.27	(19,038)	-
In progress			49,240	717,599
			722,795	717,599
			1,393,501	1,423,708

17.5.1     Consórcio Empreendedor Baixo Iguaçu - Cebi

Copel holds a 30% interest in Consórcio Empreendedor Baixo Iguaçu - Cebi. The purpose of the consortium is to build and operate the project known as Baixo Iguaçu Hydroelectric Plant, with installed capacity of 350.2 MW and physical guarantee of 171.3 MW mean, located on the Iguaçu River between the municipalities of Capanema and Capitão Leônidas Marques, and between the Governador José Richa Hydroelectric Plant and the Iguaçu National Park, in the State of Paraná. The plant is now 100% in commercial operation, the start of commercial operation of units 1 and 2 occurred in February 2019, and unit 3 occurred in April 2019.

17.6    Cutia wind farm project

Cutia wind farm project, located in the State of Rio Grande do Norte, is divided into two large complexes:

•       Cutia Complex: composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste), with 180.6 MW of total installed capacity, and 71.4 MW-mean of assured power. The complex has 86 wind turbines, all in commercial operation.

•       Bento Miguel Complex: composed of six wind parks (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with total installed capacity of 132.3 MW and 54.8 MW-mean of assured power. The complex has 63 wind turbines, all in commercial operation.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.7    Impairment of generation segment assets

Cash-generating units of the generation segment were tested for impairment based on previous evidence of impairment, assumptions representing the best estimates of the Company's management, the methodology provided for in Technical Pronouncement IAS 36 and measurement of value in use.

The calculation of the value in use was based on discounted operating cash flows over the time of concessions, maintaining the Company’s current commercial conditions. The rate used to discount the cash flows was set considering the WACC (Weighted Average Cost of Capital) methodology and CAPM (Capital Asset Pricing Model) methodology for the generation business, considering usual market parameters.

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

•       Specific after-tax discount rates for the segment tested, obtained through the methodology usually applied by the market, taking into consideration the weighted average cost of capital;

•       Projected revenue in accordance with the agreements in force, without any expectation for renewal of concession/authorization; and

•       Expenses broken into cash generating units, projected in view of the budget approved by the Company.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company considered all its generation projects as independent cash generating units.

The projects with impairment balances recorded at December 31, 2019 are the following:

	Property, Plant and Equipment			Value in use
	Cost	Depreciation	Impairment
HPP Colíder	2,473,886	(75,917)	(777,294)	1,620,675
Wind power complex Cutia	1,253,371	(59,214)	(54,104)	1,140,053
Consórcio Tapajós (a)	14,464	-	(14,464)	-
Power plants in Paraná	970,923	(53,762)	(237,576)	679,585
	4,712,644	(188,893)	(1,083,438)	3,440,313
(a) Project under development

The Company reviewed the recoverable amount of property, plant and equipment and, as a result of these analyses, the impairment changed as follows:

	Balance as of	Impairment	Balance as of	Impairment	Transfer	Impairment
	January 1, 2018		December 31, 2018			December 31, 2019
In service
UHE Colíder (17.7.1)	-	-	-	(45,547)	(731,747)	(777,294)
Wind power complex Cutia (17.7.2)	-	-	-	114,144	(168,248)	(54,104)
Wind power complex Bento Miguel (17.7.2)	-	-	-	87,370	(87,370)	-
Power plants in Paraná (17.7.3)	(4,986)	1,497	(3,489)	(13,534)	(112,756)	(129,779)
	(4,986)	1,497	(3,489)	142,433	(1,100,121)	(961,177)
In progress
HPP Colíder (17.7.1)	(683,021)	(48,244)	(731,265)	(482)	731,747	-
Wind power complex Cutia (17.7.2)	(224,510)	56,635	(167,875)	(373)	168,248	-
Wind power complex Bento Miguel (17.7.2)	(98,231)	13,610	(84,621)	(2,749)	87,370	-
Consórcio Tapajós	(14,464)	-	(14,464)	-	-	(14,464)
Power plants in Paraná (17.7.3)	(190,132)	(9,336)	(199,468)	(21,085)	112,756	(107,797)
	(1,210,358)	12,665	(1,197,693)	(24,689)	1,100,121	(122,261)
	(1,215,344)	14,162	(1,201,182)	117,744	-	(1,083,438)

17.7.1     UHE Colíder

In December 2019, the calculation of value in use took into account the Company's assumptions and budgets and the discount rate after taxes in constant currency of 5.45% p.a. (in 2018, 5.36% p.a.), which derives from the WACC methodology for the electricity generation segment. Due to the postponement of the start of operation of the first turbine to March 2019 (in 2018 it considered February 2019), and changes in the plant's operating costs and CAPEX, an additional provision for losses was recognized.

17.7.2     Cutia Complex and Bento Miguel Complex

In December 2019, the calculation of value in use took into account the Company's assumptions and budgets and the discount rate after taxes in constant currency of 7.24% p.a. (in 2018, 7.13% p.a.) which derives from the WACC methodology for the electric power generation segment, adjusted for the specific taxation condition of each project.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The reversal observed in both wind farms is justified especially by the review of business plans, which generated a reduction in operating costs.

17.7.3     Plants in the Paraná state

In December 2019, the calculation of value in use of generation assets in the State of Paraná considered: (i) the Company's assumptions and budgets; and (ii) discount rate after taxes in constant currency of 5.45% p.a. (in 2018, 5.36% p.a.), which derives from the WACC methodology for the electricity generation segment. An additional provision for losses was recognized due to: (i) postponement of the start-up of the Figueira plant to November 2020 (in 2018 it considered March 2019); (ii) changes in the plants' operating costs and CAPEX.

17.7.4     Cash-generating units that have suffered no impairment

Plants that have suffered no impairment have recoverable amount higher than the carrying amount of property, plant and equipment. The following table shows the percentage by which the recoverable amount (“RA”) exceeds the carrying amount (“CA”) of fixed assets. In addition, the Company carried out a sensitivity analysis, increasing the discount rate shown below by 5% and 10% to assess the risk of impairment of each plant.

Cash generating unit	Discount rate	RA/CA-1	RA/CA-1 (5% Variation)	RA/CA-1 (10% Variation)	Impairment Risk
Wind power Assets
Complex EOL São Bento (a)	7.24%	9.09%	6.77%	4.52%	-
Complex EOL Brisa I (b)	7.24%	35.66%	31.89%	28.30%	-
Complex EOL Brisa II (c)	7.24%	36.07%	31.69%	27.54%	-
Thermal Assets
UEG Araucária	7.76%	0.00%	-2.04%	-4.01%	11,412
Hydric Assets
Foz do Areia	5.45%	217.22%	215.52%	213.85%	-
Segredo	5.45%	205.09%	200.80%	196.60%	-
Caxias	5.45%	153.49%	149.69%	145.98%	-
Guaricana	5.45%	31.09%	29.82%	28.56%	-
Chaminé	5.45%	80.03%	78.31%	76.62%	-
Apucaraninha	5.45%	38.17%	36.77%	35.39%
Chopim I	5.45%	151.57%	146.48%	141.55%	-
São Jorge	5.45%	0.40%	-0.46%	-1.31%	44
Mauá	5.45%	83.84%	79.69%	75.68%	-
Cavernoso II	5.45%	17.10%	14.23%	11.47%	-
Bela Vista	5.45%	66.92%	54.22%	42.31%	-
Elejor	7.00%	48.34%	44.52%	40.85%	-
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

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.8    Property, Plant and Equipment of Copel Telecomunicações

The Company's Management continuously monitors the business environment of the telecommunications segment, paying particular attention to factors such as the increased competitiveness of the sector, the high degree of investment required to maintain its customer base and the expected return from this segment.

Considering that some of these factors directly influence the expectations of cash generation and expected return, in addition to Management's decision to evaluate the disposal of the telecommunications segment, including the recent hiring of advisors for this purpose, the Company reassessed the recovery indicators and, consequently, its estimates of the segment's property, plant and equipment ability to continue to generate future economic benefits. Given this new business environment, Management concluded that it is necessary to record estimated losses and to recognize losses due to the decommissioning of equipment and services, specifically for some asset groups, considering new information and also the Company's experience in managing this segment.

On December, 31, 2019, estimated impairment losses of R$ 87,399 were recorded (Note 32.4) together with R$ 124,067 related to write-offs and remeasurement of values due to the decommissioning of assets (Note 32.6). The calculation of value in use considered the Company's premises and budgets and discount rate after taxes in constant currency of 6.57% p.a.

17.9    New plants under construction

17.9.1     SHPP Bela Vista

With estimated investment of R$ 200,000, this small hydroelectric power plant (SHPP), with installed capacity of 29.4 MW and physical guarantee of 18.4 MW mean, will be built on the Chopim River, in the municipalities of São João and Verê, located in the southwest region of the state of Paraná.

The participation in the A-6 auction held on August 31, 2018 led to sale of 14.7 MW mean in regulated contracts at the original price of R$ 195.70/MWh. The energy sale contracts provide for beginning of energy supply on January 1, 2024, with a 30-year term and annual adjustment by reference to IPCA variation.

The works started in August 2019, and the three-generating units are expected to start operating in February, March and April 2021, respectively.

17.9.2     Jandaíra Wind Complex

With estimated investment of R$ 400,000, this wind farm, with installed capacity of 90.1 MW and physical guarantee of 47.6 MW mean, will be built in the municipalities of Pedra Preta and Jandaíra, in the state of Rio Grande do Norte.

The participation in the new power generation auction A-6, held on October 18, 2019, led to sale of 14.4 MW mean in regulated contracts at the original price of R$ 98.00/MWh. The energy sale contracts provided for beginning of energy supply on January 1, 2025, with a 20-year term and annual adjustment by reference to IPCA variation.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The works are expected to start in May 2020, and the wind farm is expected to start operating between May 2022 and July 2022, on a phased basis, by wind turbine.

17.10         Depreciation rates

Depreciation rates (%)	12.31.2019	12.31.2018
Average generation segment rates (Note 17.10.1)
General equipment	6.33	6.25
Machinery and equipment	3.67	3.56
Generations	3.38	3.34
Reservoirs, dams and ducts	2.50	2.21
Hydraulic turbines	2.89	2.60
Gas and steam turbines	2.00	2.00
Water cooling and treatment	4.00	4.00
Gas conditioner	4.00	4.00
Wind power plant unit	5.49	3.71
Average rates for central government assets
Buildings	3.35	3.35
Machinery and office equipment	6.25	6.25
Furniture and fixtures	6.25	6.25
Vehicles	14.29	14.29
Telecommunications segment rates (Note 17.10.2)
Infrastructure backbone	3% to 5%	3% to 5%
Infrastructure last mile	17% to 25%	3% to 17%
Other infrastructure equipment	7% to 20%	7% to 20%

17.10.1  Assets with depreciation rates limited to the concession term

The assets of the original project of the Mauá, Colíder, Baixo Iguaçu, Cavernoso II and SHPP Bela Vista plants, of Copel GeT, and of the Santa Clara and Fundão plants, of Elejor, are considered by the Granting Authority, without full guarantee of indemnification for their residual value at the end of the concession term. This interpretation is based on the Concessions Law No. 8,987/1995 and Decree No. 2,003/1996, which regulate the generation of electricity by independent generators.

Accordingly, from the entry into operation of these assets, depreciation is recognized at the rates determined by ANEEL, over the concession period.

As provided for in the concession contracts, subsequent investments not foreseen in the original project, as long as approved by the Granting Authority and not yet amortized, will be indemnified at the end of the concession period and depreciated at the rates established by ANEEL, as from the date of their entry in operation.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.10.2  Telecommunications segment assets

In 2019, the Company's Management deemed it necessary to reassess the estimated useful life of assets directly related to customer service (last mile). Considering the new business environment and the movement of the customer portfolio, Management decided to revise the depreciation rates, observing in a more predominant way the commercial obsolescence, resulting from changes in the market in which the telecommunications business is inserted. In this context, the main changes impacted the machinery and equipment asset classes.

The changes were treated prospectively as of October 2019 and added the depreciation share, with an impact of approximately R$ 15,688 in 2019 income statement.

18  Intangible assets

	12.31.2019	12.31.2018
Concession agreement - distribution of electricity (18.1)	5,703,686	5,390,063
Generation concession agreements/ authorization (18.2)	582,671	593,852
Concession agreement - piped gas distribution (18.3)	-	3,619
Others (18.4)	46,254	41,563
	6,332,611	6,029,097

18.1    Power distribution service concession

	Intangible asset		Special liabilities		Total
	in service	in progress	in service	in progress
Balance as of January 1, 2018	7,907,965	714,446	(2,845,438)	(26,100)	5,750,873
Transfers to accounts receivable related to concession (Note 11.1)	-	(714,446)	-	26,100	(688,346)
Capitalizations for intangible in service (Note 11.1)	775,701	-	(107,679)	-	668,022
Amortization of quotas - concession (a)	(431,963)	-	130,388	-	(301,575)
Amortization of quotas - PIS/Pasep and Cofins credits	(10,813)	-	-	-	(10,813)
Loss on disposal	(28,098)	-	-	-	(28,098)
Balance as of December 31, 2018	8,212,792	-	(2,822,729)	-	5,390,063
Incorporations (Note 10.1)	2,625	-	(2,550)	-	75
Transfers from contract assets (Note 11.1)	771,844	-	(93,164)	-	678,680
Transfers to investments	(7)	-	-	-	(7)
Transfers to other receivables	(1,520)	-	-	-	(1,520)
Amortization of quotas - concession (a)	(461,370)	-	134,864	-	(326,506)
Amortization of quotas - PIS/Pasep and Cofins credits	(10,740)	-	-	-	(10,740)
Loss on disposal	(26,359)	-	-	-	(26,359)
Balance as of December 31, 2019	8,487,265	-	(2,783,579)	-	5,703,686
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

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Special Obligations represent the resources related to the financial participation of consumers, the Federal, State and Municipal Governments, destined to investments in projects related to the concession, and are not onerous liabilities or shareholder credits.

18.2    Generation concession agreements

	Concession contract (a)		Concession and
	in service	in progress	authorization rights	Total
Balance as of January 1, 2018	236,443	6,977	375,801	619,221
ANEEL grant - use of public property	-	302	-	302
Business combination	-	-	4,845	4,845
Amortization of quotas - concession and authorization (b)	(17,311)	-	(13,205)	(30,516)
Capitalizations for intangible in service	7,279	(7,279)	-
Balance as of December 31, 2018	226,411	-	367,441	593,852
Business combination effects (Note 1.2)	-	-	20,113	20,113
Amortization of quotas - concession and authorization (b)	(16,944)	-	(14,350)	(31,294)
Balance as of December 31, 2019	209,467	-	373,204	582,671
(a) Includes the balances of use of public asset and hydrological risk renegotiation
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.

18.3    Piped gas distribution service concession

.
	in service	in progress	Total
Balance as of January 1, 2018	24,417	19,471	43,888
Transfers to accounts receivable related to concession (Note 11.2)	-	(19,471)	(19,471)
Capitalizations for intangible in service (Note 11.2)	2,042	-	2,042
Amortization of quotas - concession	(22,759)	-	(22,759)
Loss on disposal	(81)	-	(81)
Balance as of December 31, 2018	3,619	-	3,619
Transfers from accounts receivable - concessions (Note 10.2)	24,835	-	24,835
Amortization of quotas - concession	(28,454)	-	(28,454)
Balance as of December 31, 2019	-	-	-

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.4    Other intangible assets

	in service	in progress	Total
Balance as of January 1, 2018	22,693	16,149	38,842
Effect of acquisition of control of Costa Oeste and Marumbi	-	37	37
Acquisitions	-	7,589	7,589
Transfers from property, plant and equipment	112	1,979	2,091
Capitalizations for intangible in service	9,448	(9,448)	-
Amortization of quotas (a)	(6,410)	-	(6,410)
Amortization of quotas - PIS/Pasep and Cofins credits	(23)	-	(23)
Loss on disposal	(190)	(373)	(563)
Balance as of December 31, 2018	25,630	15,933	41,563
Acquisitions	-	5,032	5,032
Transfers from property, plant and equipment	(1,471)	10,217	8,746
Capitalizations for intangible in service	16,118	(16,118)	-
Amortization of quotas (a)	(8,646)	-	(8,646)
Amortization of quotas - PIS/Pasep and Cofins credits	(11)	-	(11)
Loss on disposal	-	(430)	(430)
Balance as of December 31, 2019	31,620	14,634	46,254
(a) Annual amortization rate: 20%.

19  Payroll, Social Charges and Accruals

	12.31.2019	12.31.2018
Social security liabilities
Taxes and social contribution	47,022	54,653
Social security charges on paid vacation and 13th salary	29,182	30,010
	76,204	84,663
Labor liabilities
Payroll, net	3,330	1,308
Vacation and 13th salary	98,648	101,327
Provisons for profit sharing	156,040	91,526
Voluntary retirement program	2,820	5,349
Other liabilities	2	6
	260,840	199,516
	337,044	284,179

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

20  Accounts Payable to Suppliers

	12.31.2019	12.31.2018
Energy supplies	1,085,777	819,792
Materials and supplies	520,647	384,300
Natural gas for resale	79,174	95,478
Charges for use of grid system	187,595	169,629
	1,873,193	1,469,199
Current	1,685,280	1,419,243
Noncurrent	187,913	49,956

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21  Loans and Financing

								Contractual	Effective		12.31.2019	12.31.2018
				Issue	Number of	Final	Payment	financial	interest	Contract
Contracts	Company	Allocation	Guarantees	Date	installment	maturity	of charges	charges p.y.	rate p.y.	amount
FOREIGN CURRENCY
National Treasury Department (STN - Secretaria do Tesouro Nacional)
Par Bond	Copel	Debt negotiation	Guarantees deposited (21.1).	05.20.1998	1	04.11.2024	Half-yearly	6.0% + 0.20%	6.0% + 0.20%	17,315	64,325	61,837
Discount Bond				05.20.1998	1	04.11.2024	Half-yearly	3.5% + 0.20%	3.5% + 0.20%	12,082	44,658	42,914
Total foreign currency											108,983	104,751
LOCAL CURRENCY
Banco do Brasil
CCB 330.600.773	Copel DIS	Working capital.	Credit assignment.	07.11.2014	3	07.11.2019	Half-yearly	111.8% of DI	111.8% of DI	116,667	-	40,173
CFX 17/35959-7	Copel DIS			05.16.2017	2	05.06.2019	Quarterly	12.0%	12.0%	75,000	-	38,262
CCB 21/00851-5	Copel DIS			06.30.2017	2	06.13.2019	Quarterly	11.0%	11.0%	38,889	-	19,644
CCB 17/35960-0	Copel DIS			07.27.2017	2	07.17.2019	Quarterly	11.0%	11.0%	50,333	-	51,681
CFX 17/35958-9	Copel DIS			08.15.2017	2	08.05.2019	Quarterly	11.0%	11.0%	58,333	-	59,366
NCI 330.600.132	Copel HOL			02.28.2007	3	02.28.2019	Half-yearly	107.8% of DI	107.8% of DI	231,000	-	78,735
CCB 306.401.381	Copel HOL			12.19.2019	5	03.25.2022	Quarterly	120.00% of DI	126.99% of DI	640,005	640,530	648,953
NCI 306.401.445	Copel HOL			02.24.2017	2	02.15.2020	Half-yearly	124.5% of DI	136.15% of DI	77,000	39,446	79,225
											679,976	1,016,039
Eletrobras
981/95	Copel DIS	National Program for Watering - Proni.	Own revenue; issue of promissory notes and commercial duplicates.	12.22.1994	80	08.15.2019	Quarterly	8.0%	8.0%	1,169	-	49
982/95				12.22.1994	80	11.15.2019	Quarterly	8.0%	8.0%	1,283	-	24
983/95				12.22.1994	80	11.15.2020	Quarterly	8.0%	8.0%	11	26	51
984/95				12.22.1994	80	11.15.2020	Quarterly	8.0%	8.0%	14	11	22
985/95				12.22.1994	80	08.15.2021	Quarterly	8.0%	8.0%	61	11	17
206/07		Rural Electricity Program - Luz para Todos.		03.03.2008	120	08.30.2020	Monthly	5.0%+ 1.0%	5.05%	109,642	5,953	14,882
273/09				02.18.2010	120	12.30.2022	Monthly	5.0%+ 1.0%	5.0%+ 1.0%	63,944	4,933	6,577
											10,934	21,622
Caixa Econômica Federal	Copel DIS	Rural Electricity Program - Luz para Todos.	Own revenue; issue of promissory notes and commercial duplicates.
415.855-22/14				03.31.2015	120	12.08.2026	Monthly	6.0%	6.0%	16,984	13,410	15,298
3153-352		Acquisition of machinery, equipment and IT and automation equipment.	Assignment of trade notes receivable.	11.01.2016	36	12.15.2021	Monthly	5.5 % above TJLP	5.5 % above TJLP	1,156	331	496
											13,741	15,794
Finep
21120105-00	Copel Tel	BEL project - ultra wide band intranet service (Ultra Wide Band - UWB).	Lock of proceeds received in current account.	07.17.2012	81	10.15.2020	Monthly	4.0%	4.39%	35,095	2,626	5,778
21120105-00				07.17.2012	81	10.15.2020	Monthly	3.5% + TR	3.88% + TR	17,103	2,219	4,881
											4,845	10,659
		Payment of the first installment of debentures and cash enhancement of Copel Get.
Promissory notes	Copel GeT		Surety of Copel.	05.12.2017	1	05.12.2019	Single installment	117% of DI	117% of DI	500,000	-	572,419
											-	572,419
Banco do Brasil - BNDES Transfer
21/02000-0	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	04.16.2009	179	01.15.2028	Monthly	2.13% above TJLP	2.13% above TJLP	169,500	95,807	107,324
											95,807	107,324
(continued)

								Contractual	Effective		12.31.2019	12.31.2018
				Issue	Number of	Final	Payment	financial	interest	Contract
Contracts	Company	Allocation	Guarantees	Date	installment	maturity	of charges	charges p.y.	rate p.y.	amount
BNDES
820989.1	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	03.17.2009	179	01.15.2028	Monthly	1.63% above TJLP	1.63% above TJLP	169,500	95,807	107,326
1120952.1		Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations.	Assignment of receivables; revenue from energy transmission services.	12.16.2011	168	04.15.2026	Monthly	1.82% and 1.42% above TJLP	1.82% and 1.42% above TJLP	44,723	21,090	24,344
1220768.1		Implementation of Cavernoso II SHP.	Revenue from energy sales from the plant.	09.28.2012	192	07.15.2029	Monthly	1.36% above TJLP	1.36% above TJLP	73,122	46,240	50,908
13211061		Implementation of Colíder HPP.	Assignment of receivables	12.04.2013	192	10.15.2031	Monthly	0% and 1.49% above TJLP	6.43% and 7.68%	1,041,155	817,329	844,940
13210331		Implementation of Cerquilho III substation.		12.03.2013	168	08.15.2028	Monthly	1.49% and 1.89% above TJLP	1.49% and 1.89% above TJLP	17,644	11,385	12,659
15206041		Implementation of transmission line Assis - Paraguaçu Paulista II.		12.28.2015	168	06.15.2030	Monthly	2.42% above TJLP	9.04%	34,265	22,419	24,477
15205921		Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim.		12.28.2015	168	12.15.2029	Monthly	2.32% above TJLP	8.93%	21,584	13,526	14,832
18205101		Implementation of Baixo Iguaçu HPP.		11.22.2018	192	06.15.2035	Monthly	1.94% above TJLP	8.50%	194,000	196,827	162,229
14205611-A	Copel DIS	Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE).	Surety of Copel; assignment of revenues and indemnity rights under the concession.	12.15.2014	72	01.15.2021	Monthly	2.09% above TJLP	8.37%	41,583	7,611	14,591
14205611-B				12.15.2014	6	02.15.2021	Annual	2.09 above TR BNDES	2.09 above TR BNDES	17,821	8,288	11,992
14205611-C				12.15.2014	113	06.15.2024	Monthly	6.0%	6.0%	78,921	35,267	43,097
14205611-D				12.15.2014	57	02.15.2021	Monthly	TJLP	TJLP	750	11	20
14.2.1271.1	Santa Maria	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	71,676	45,582	49,336
14.2.1272.1	Santa Helena			06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	82,973	49,458	53,531
11211521	GE Farol		Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	54,100	41,388	45,158
11211531	GE Boa Vista			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	40,050	30,598	33,385
11211541	GE S.B. do Norte			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	90,900	69,394	75,715
11211551	GE Olho D'Água			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	97,000	74,112	80,862
18204611	Cutia		Pledge of shares; assignment of receivables.	10.25.2018	192	07.15.2035	Monthly	2.04% above TJLP	8.37%	619,405	611,457	517,083
13212221 - A	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	168	11.30.2028	Monthly	1.95% + TJLP	1.95% + TJLP	27,634	19,203	21,291
13212221 - B				12.03.2013	106	09.30.2023	Monthly	3.5%	3.5%	9,086	2,992	3,789
14205851 - A	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.		07.08.2014	168	06.30.2029	Monthly	2.00% + TJLP	2.00% + TJLP	33,460	24,627	27,134
14205851 - B				07.08.2014	106	04.30.2024	Monthly	6.0%	6.0%	21,577	9,813	12,076
											2,254,424	2,230,775

Total local currency											3,059,727	3,974,632
										Gross debt	3,168,710	4,079,383
										(-) Transaction cost	(26,327)	(32,076)
										Net debt	3,142,383	4,047,307
										Current	255,521	1,113,047
										Noncurrent	2,886,862	2,934,260
DI - Interbank Deposit Rate
IPCA - Inflation Index (Índice Nacional de Preços ao Consumidor Amplo, in Portuguese)
TJLP - Long-term interest rate
TR - Referential Rate

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.1    Collateral and Escrow deposits– STN

Constitution of guarantees, in the form of a cash guarantee, Par Bond, in the amount of R$ 57,968 (R$ 52,717 at December 31, 2018), and Discount Bond, in the amount of R$ 40,465 (R$ 36,838 at December 31, 2018) intended to the repayment of the amount of principal related to the STN contracts, upon maturity on April 11, 2024. The amounts are adjusted by applying the weighted average of the percentage changes of the Zero Coupon Bond prices of the United States of America Treasury, by the percentage share of each series of the instrument in the portfolio of collateral for repayment of principal, constituted pursuant to the Brazilian Financing Plan of 1992.

21.2    Breakdown of loans and financing by currency and index

		12.31.2019%		12.31.2018%
Foreign currency - change in currencies in the period (%)
U.S. Dollar	4.02	108,983	3.47	104,751	2.59
		108,983	3.47	104,751	2.59
Local currency - indexes at period end (%)
TJLP	5.57	2,271,187	72.30	2,245,786	55.49
CDI	4.40	676,720	21.54	1,410,479	34.85
TR	-	2,202	0.07	4,842	0.12
IPCA	4.31	8,288	0.26	11,992	0.30
Without indexer (annual fixed rate)	-	75,003	2.36	269,457	6.65
		3,033,400	96.53	3,942,556	97.41
		3,142,383	100.00	4,047,307	100.00

21.3    Maturity of noncurrent installments

12.31.2019	Gross debt	(-) Transaction cost	Net debt
2021	706,500	(2,781)	703,719
2022	319,580	(2,061)	317,519
2023	191,584	(1,618)	189,966
2024	295,366	(1,625)	293,741
2025	185,009	(1,622)	183,387
After 2025	1,211,911	(13,381)	1,198,530
	2,909,950	(23,088)	2,886,862

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.4    Changes in loans and financing

	Foreign currency	Local currency	Total
Balance as of January 1, 2018	89,270	3,670,235	3,759,505
Effect of acquisition of control of Costa Oeste and Marumbi	-	66,775	66,775
Funding	-	1,314,766	1,314,766
Charges	5,038	289,365	294,403
Monetary and exchange variations	15,161	11,936	27,097
Amortization - principal	-	(1,126,144)	(1,126,144)
Payment - charges	(4,718)	(284,377)	(289,095)
Balance as of December 31, 2018	104,751	3,942,556	4,047,307
Funding	-	796,296	796,296
Charges	5,599	268,950	274,549
Monetary and exchange variations	4,170	6,907	11,077
Amortization - principal	-	(1,660,869)	(1,660,869)
Payment - charges	(5,537)	(320,440)	(325,977)
Balance as of December 31, 2019	108,983	3,033,400	3,142,383

21.5    Covenants

The Company signed loans and financing agreements containing covenants that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock of subsidiaries that would represent change of control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and/or fines.

As of December 31, 2019, the Company is in compliance with all covenants.

The financial covenants contained in the agreements are presented below:

Company	Contract	Annual financial index	Limit
Copel GeT	BNDES Finem No. 820989.1 - Mauá	EBITDA / Net financial results	≥ 1.3
Banco do Brasil No. 21/02000-0 - Mauá
Copel DIS	BNDES Finem No. 14205611	Financial indebtedness / adjusted EBITIDA	≤ 4.0
Santa Maria	BNDES Finem No. 14212711	Debt service coverage ratio	≥ 1.3
Santa Helena	BNDES Finem No. 14212721
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1.3
GE Boa Vista S.A.	BNDES Finem No. 11211531
GE Farol S.A.	BNDES Finem No. 11211521
GE Olho D´Água S.A.	BNDES Finem No. 11211551
GE São Bento do Norte S.A.	BNDES Finem No. 11211541
Cutia	BNDES Finem No. 18204611	Debt service coverage ratio (a)	≥ 1.2
Costa Oeste	BNDES Finem No. 13212221	Debt service coverage ratio	≥ 1.3
Marumbi	BNDES Finem No. 14205851	Debt service coverage ratio	≥ 1.3
Financing for businesses - Finem
(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22  Debentures

					Issue	Number of	Final	Payment	Contractual financial	Effective interest	Contract
Company	Issue	Characteristics	Allocation	Guarantees	Date	installment	maturity	of charges	charges p.y.	rate p.y.	amount	12.31.2019	12.31.2018
Copel	5th	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	05.13.2014	3	05.13.2019	Half-yearly	111.5% of DI	111.5% of DI	1,000,000	-	336,341
	6th				06.28.2017	1	06.28.2019	Single installment	117.0% of DI	117.0% of DI	520,000	-	586,230
	7th				01.19.2018	2	01.19.2021	Half-yearly	119.0% of DI	125.18% of DI	600,000	617,378	619,998
	8th		Payment of the 6th issue of debentures and working capital increase		06.14.2019	1	06.14.2022	Half-yearly	106.0% of DI	110.93% of DI	500,000	500,906	-
Copel GeT	1st	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	05.15.2015	3	05.15.2020	Annual	113.0% of DI	114.29% of DI	1,000,000	346,906	696,593
	2nd				07.13.2016	2	07.13.2019	Annual	121.0% of DI	121.0% of DI	1,000,000	-	517,565
	3rd				10.20.2017	3	10.20.2022	Half-yearly	126.0% of DI	131.21% of DI	1,000,000	1,011,691	1,014,685
	4th		Full early redemption of the 4th issue of the Company’s trade promissory notes and partial payment of the 1st amortization installment of the 2nd issue of debentures.		07.23.2018	3	07.23.2023	Half-yearly	126.0% of DI	133.77% of DI	1,000,000	1,030,054	1,032,762
	5th	(b)	Reimbursement of expenses related to the construction of the Transmission Lines Araraquara II - Taubaté, Assis - Londrina and Foz do Chopim.		09.25.2018	5	09.15.2025	Half-yearly	IPCA + 7.6475%	IPCA+ 8.3295%	290,000	308,464	295,448
	6th (1st serie)	(c)	Full early redemption of the 5th issue of the Company’s trade promissory notes and partial payment of the 2nd amortization installment of the 2nd issue of debentures.		07.15.2019	2	07.15.2024	Half-yearly	109.0% of DI	111.25% of DI	800,000	818,406	-
	6th (2nd serie)		Reimbursement of expenses related to the Colíder HPP and Baixo Iguaçu HPP projects		07.15.2019	1	07.15.2025	Half-yearly	IPCA + 3.90%	IPCA+ 4.46%	200,000	205,677	-
Copel DIS	2nd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.27.2016	2	10.27.2019	Annual	124.0% of DI	130.37% of DI	500,000	-	253,226
	3rd				10.20.2017	2	10.20.2022	Half-yearly	126.0% of DI	130.85% of DI	500,000	505,846	507,342
	4th		Working capital and payment of the 1st installment of amortization of the 2nd issue of debentures.		09.27.2018	3	09.27.2023	Half-yearly	DI + spread 2.70%	CDI + 3.96%	1,000,000	1,019,626	1,020,260
	5th (serie 1)	(c)	Investment for expansion, renovation or improvement and reimbursement of expenses of the Issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.		11.15.2019	3	11.15.2027	Half-yearly	IPCA + 4.20% p.a.	IPCA+ 4.61% p.a.	500,000	506,180	-
	5th (serie 1)		Reinforcement of working capital and recomposition of cash by the final amortization of the 2nd issue of debentures.		11.15.2019	2	11.15.2027	Half-yearly	DI + spread 1.45%	CDI + 1.65%	350,000	351,914	-
Copel CTE	1st	(a)	Deployment, expansion and modernization of the telecommunication network.	Personal guarantee	10.15.2015	5	10.15.2024	Half-yearly	IPCA + 7.9633%	IPCA+ 8.1073%	160,000	195,429	188,278
	2nd				07.15.2017	1	07.15.2022	Half-yearly	IPCA + 5.4329%	IPCA+ 6.1036%	220,000	246,355	237,214
	3rd		Investments in the issuer.		05.15.2019	3	05.15.2024	Half-yearly	117.0% of DI	119.58% of DI	210,000	211,348	-
Brisa Potiguar	2nd (1st serie)	(d)	Implementation of wind generating plants.	Real and personal guarantee and pledge of Copel GeT shares.	03.24.2016	192	07.15.2032	Monthly	TJLP + 2.02%	TJLP + 2.02%	147,575	119,171	128,242
	2nd (2nd serie)				03.24.2016	192	07.15.2032	Monthly	IPCA + 9.87%	IPCA+ 10.92%	153,258	135,657	141,069
Cutia	1st	(b)	Construction and implementation of wind generating plants.	Personal guarantee	03.20.2019	26	12.15.2031	Half-yearly	IPCA + 5.8813%	IPCA+ 6.83%	360,000	352,829	-
Compagás	2nd	(e)	Issuer's investment plan fund.	Floating	04.15.2016	54	12.15.2021	Quarterly	TJLP + 2.17%	TJLP + 2.17%	33,620	6,001	8,973
									SELIC + 2.17%	SELIC + 2.17%	-	5,782	8,678
	3rd	(f)	Issuer's investment plan fund.	Real	12.17.2019	18	06.28.2021	Monthly	DI + Spread 0.88% p.a.	5.68% p.a.	43,000	44,746	-
											Gross debt	8,540,366	7,592,904
											(-) Transaction cost	(110,656)	(74,773)
											Net debt	8,429,710	7,518,131
											Current	1,164,301	2,184,881
											Noncurrent	7,265,409	5,333,250

(a) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.

(b) Simple debentures, single series, not convertible into shares, with security interest and additional personal guarantee, for public distribution with restricted efforts, pursuant to CVM Instruction No. 476.

Guarantor: Copel. Trustee: Pentágono S.A. DTVM.

(c) Simple debentures, two series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.

(d) Simple debentures, two series, not convertible into shares, issued privately. Companies: Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus e Ventos de Santo Uriel. Guarantor: Copel. They have no trustee.

(e) Simple registered debentures, single series, with private issue and exclusive placement by BNDESPAR. Guarantor: Compagás. Trustee: BNDES Participações S.A. BNDESPAR.
(f) Simple and registered debentures, with a single series, in private issue, with public distribution of restricted efforts. Guarantor: Compagás. Trustee: Simplific Pavarini DTVM Ltda.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.1    Maturity of noncurrent installments

12.31.2019	Gross debt	(-) Transaction cost	Net debt
2021	1,851,659	(20,991)	1,830,668
2022	2,393,255	(20,900)	2,372,355
2023	1,290,978	(13,143)	1,277,835
2024	640,764	(7,438)	633,326
2025	478,666	(5,505)	473,161
After 2025	694,561	(16,497)	678,064
	7,349,883	(84,474)	7,265,409

22.2    Changes in debentures

Balance as of January 1, 2018	6,070,978
Funding	2,890,283
Charges and monetary variations	549,539
Amortization - principal	(1,491,667)
Payment - charges	(501,002)
Balance as of December 31, 2018	7,518,131
Funding	2,965,028
Charges and monetary variations	623,795
Amortization - principal	(1,977,125)
Payment - charges	(700,119)
Balance as of December 31, 2019	8,429,710

22.3    Covenants

Copel issued debentures containing covenants that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

As of December 31, 2019, all the other ratios and covenants have been fulfilled.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The financial covenants contained in the agreements are presented as follows:

Company	Contract	Annual financial index	Limit
Copel	7th issue of Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio	≤ 3.5 ≥ 1.5
8th issue of Debentures
Copel GeT	1st issue of Debentures
3rd issue of Debentures
4th issue of Debentures
5th issue of Debentures
6th issue of Debentures
Copel DIS	3rd issue of Debentures
4th issue of Debentures
5th issue of Debentures
Copel TEL	1st issue of Debentures
2nd issue of Debentures
3rd issue of Debentures
Compagás	2nd issue of Debentures	Net debt / EBTIDA General Indebtedness	≤ 3.5 ≤ 0.7
	3rd issue of Debentures	Net debt / EBTIDA	≤ 3.5
Nova Asa Branca I		Debt service coverage ratio	≥ 1.3
Nova Asa Branca II
Nova Asa Branca III	2nd issue of Debentures
Nova Eurus IV
Ventos de Santo Uriel
Cutia	1st issue of Debentures	Debt service coverage ratio (a)	≥ 1.2
(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

23  Post-employment Benefits

The Company sponsors private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care ("ProSaúde II" and "ProSaúde III" Plans) for their active employees and their legal dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to "Prosaúde II" plan participants.

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

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized in other comprehensive income.

23.1    Pension plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual's salary. This plan is closed for new participants since 1998.

The Plan III is a Variable Contribution plan - CV, being the only plan available for new participants.

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with IAS 19 and IFRIC 14. The economic and financial assumptions for purposes of the actuarial valuation are discussed with the independent actuaries and approved by the Company's Management.

23.2    Helathcare Plan

The Company allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in "ProSaúde II" and "ProSaúde III" Plans' regulations. Coverage includes periodic medical exams in both plans and is extended to all retirees and pensioners for life only in the "ProSaúde II" plan.

23.3    Balance sheet and statement of income

Amounts recognized in liabilities, under Post-employment benefits, are summarized below:

	12.31.2019	12.31.2018
Pension plans	1,537	1,149
Healthcare plans	1,193,399	967,614
	1,194,936	968,763
Current	66,004	58,478
Noncurrent	1,128,932	910,285

Amounts recognized in the statement of income are shown below:

	12.31.2019	12.31.2018	12.31.2017
Employees
Pension plans	72,067	78,209	78,680
Healthcare plan - post employment	99,578	97,866	97,511
Healthcare plan - active employees	87,515	86,580	81,617
(-) Transfers to construction in progress	(22,394)	(20,630)	(21,901)
	236,766	242,025	235,907
Management
Pension plans	1,450	1,598	1,500
Healthcare plan	110	127	190
	1,560	1,725	1,690
	238,326	243,750	237,597

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.4    Changes in post-employment benefits

Balance as of January 1, 2018	866,103
Appropriation of actuarial calculation	97,900
Appropriation of pension and healthcare contributions	151,215
Adjustment related to actuarial gains (loss)	58,354
Amortizations	(204,809)
Balance as of December 31, 2018	968,763
Appropriation of actuarial calculation	99,578
Appropriation of pension and healthcare contributions	138,974
Adjustment related to actuarial gains	186,628
Amortizations	(199,007)
Balance as of December 31, 2019	1,194,936

23.5    Actuarial valuation in accordance with IAS 19

23.5.1     Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2019 and 2018 are shown below:

		2019		2018
	Real	Nominal	Real	Nominal
Economic
Inflation p.y.	-	2.90%	-	4.00%
Expected rate of discount/return p.y.
Unified Plan - Defined Benefit	3.05%	6.04%	4.60%	8.78%
Unified Plan - Balance	3.20%	6.19%	4.60%	8.78%
Plan III	3.20%	6.19%	4.60%	8.78%
Assistance Plan	3.30%	6.30%	4.60%	8.78%
Salary growth
Unified Plan p.y.	1.00%	3.93%	2.00%	6.08%
Plan III p.y.	1.50%	4.44%	1.50%	5.56%
Demographic
Mortality Table		AT - 2000		AT - 2000
Mortality table of individuals with permanent disability		WINKLEVOSS		WINKLEVOSS
Table of new disability benef it vested		TASA 1927		TASA 1927

23.5.2     Number of participants and beneficiaries

	Social Security Plans
	Unified Plan		Plan III		Assistance Plan
	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Number of active participants	27	33	7,647	8,180	6,963	7,427
Number of Inactive participants	4,337	4,368	4,324	3,843	8,433	8,174
Number of dependent people	-	-	-	-	22,183	22,472
Total	4,364	4,401	11,971	12,023	37,579	38,073

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.5.3     Life expectancy after the average age of participants - Annuity Table AT-2000 (in years)

	Unified Plan	Plan III
As of 12.31.2019
Retired participants	13.13	25.84
Pensioner participants	8.40	25.84
As of 12.31.2018
Retired participants	14.37	22.74
Pensioner participants	15.68	27.21

The average age of inactive participants of the healthcare and pension plans of the Company is 66.6 and 65.9 years, respectively.

23.5.4     Actuarial evaluation

Based on the revision of the assumptions, the amounts of the Unified Plan and Plan III as of December 31, 2019 totaled surplus of R$ 908,294 and R$ 91,218, respectively and surplus of R$ 376,077 and R$ 32,732, respectively as of December 31, 2018. Applicable ruling legislation does not allow any significant reduction in contributions or refunds to the Company based on the current surplus of these plans. For this reason, the Company did not record assets in its balance sheet as of December 31, 2019, reflecting any right to reduce contributions, refund of surplus or other amounts.

	Unified Plan	Plan III	Assistance Plan	12.31.2019	12.31.2018
Total liabilities or partially covered	6,638,462	3,046,536	1,389,610	11,074,608	9,201,030
Fair value of the plan assets	(7,546,756)	(3,137,754)	(196,211)	(10,880,721)	(8,642,068)
Plan coverage status	(908,294)	(91,218)	1,193,399	193,887	558,962
Unrecognized asset	908,294	91,218	-	999,512	408,652
	-	-	1,193,399	1,193,399	967,614

The Company adjusted their assistance liabilities through the actuarial report issued on December 31, 2019, when an actuarial gain of R$ 186,628 (R$ 58,354, on December 31, 2018) was recorded in other comprehensive income, corresponding to an increase ascertained on that base date.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.5.5     Changes in actuarial liabilities

	Unified Plan	Plan III	Assistance Plan
Present value of net actuarial obligations as of January 1, 2017	4,951,078	1,565,121	933,914
Cost of services	329	10,502	9,225
Cost of interest	563,257	176,878	105,987
Benefits paid	(406,023)	(122,841)	(7)
Actuarial (gain) losses	244,253	104,908	(13,162)
Present value of net actuarial obligations as of December 31, 2017	5,352,894	1,734,568	1,035,957
Cost of services	589	9,604	11,633
Cost of interest	533,201	195,991	102,916
Benefits paid	(414,256)	(133,281)	(7)
Actuarial (gain) losses	442,336	338,779	(9,894)
Present value of net actuarial obligations as of December 31, 2018	5,914,764	2,145,661	1,140,605
Cost of services	560	4,098	14,306
Cost of interest	477,732	128,075	106,004
Benefits paid	(435,454)	(174,427)	(30)
Actuarial (gain) losses	680,860	943,129	128,725
Present value of net actuarial obligations as of December 31, 2019	6,638,462	3,046,536	1,389,610

23.5.6     Changes in actuarial assets

	Unified Plan	Plan III	Assistance Plan
Fair value of the Plan's assets as of January 1, 2017	5,478,802	1,793,516	165,301
Return estimated for assets	546,699	202,691	23,934
Contributions and distributions	30,520	10,505	-
Benefits paid	(406,023)	(122,841)	-
Actuarial gain (losses)	184,574	(62,816)	(18,312)
Fair value of the Plan's assets as of December 31, 2017	5,834,572	1,821,055	170,923
Return estimated for assets	593,572	230,703	16,579
Contributions and distributions	24,011	9,184	-
Benefits paid	(414,256)	(133,281)	-
Actuarial gain (losses)	252,942	250,575	(14,511)
Fair value of the Plan's assets as of December 31, 2018	6,290,841	2,178,236	172,991
Return estimated for assets	685,685	337,476	51,541
Contributions and distributions	23,851	4,185	-
Benefits paid	(435,454)	(174,427)	-
Actuarial gain (losses)	981,833	792,284	(28,321)
Fair value of the Plan's assets as of December 31, 2019	7,546,756	3,137,754	196,211

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.5.7     Estimated costs

The estimated net periodic plan costs (gains) for 2020 for each plan are shown below:

	Unified Plan	Plan III	Assistance Plan
Cost of current service	765	4,037	20,854
Estimated cost of interest	405,370	183,865	85,561
Expected return on plan assets	(449,905)	(183,026)	(12,066)
Expected employee contributions	(187)	(2,018)	-
Costs (income or loss)	(43,957)	2,858	94,349

23.5.8     Sensitivity Analysis

The following tables set out a sensitivity analysis, which shows the effect of a one percent increase or decrease in the assumed care costs, in the aggregate of the cost of service and cost of interest components and the accumulated post-employment benefit obligation.

	Projected scenarios
	Increase by 1%	Decrease in 1%
Sensitivity of long-term interest rate
Impacts on the obligations of the pension	(249,719)	253,420
Impacts on the obligations of healthcare program	(120,756)	122,130
Sensitivity of growth rate of the medical costs
Impacts on the obligations of healthcare program	96,823	(90,471)
Impact on cost of service for the following financial year of healthcare program	1,439	(1,344)
Sensitivity of the service cost
Impacts on the obligations of the pension	39	(40)
Impacts on the obligations of healthcare program	1,788	(1,808)

23.5.9     Benefits payable

The estimated benefits to be paid by the Company in the next five years and the total benefits for the following fiscal years are shown below:

	Unified Plan	Plan III	Assistance Plan	Total
2020	429,228	158,427	82,813	670,468
2021	418,133	154,433	86,125	658,691
2022	406,885	149,999	85,451	642,335
2023	395,134	145,567	83,826	624,527
2024	383,511	141,302	81,965	606,778
2025 a 2049	4,016,371	2,011,843	1,091,223	7,119,437

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.5.10  Asset allocation and investment strategy

The asset allocation for the Company pension and healthcare plans at the end of 2019 and the allocation goal for 2020, by asset category, are shown below:

	Goal for 2020	2019
Fixed income	70.4%	82.2%
Variable income	9.1%	7.8%
Loans	1.6%	1.6%
Real estate	7.2%	1.4%
Investment structuring	8.9%	7.1%
Investments abroad	2.8%	0.0%
	100.0%	100.0%

In addition, information on the allocation of assets of pension plans sponsored by the Company:

	Unified Plan		Plan III
	target (%)(*)	minimum (%)	target (%)	minimum (%)
Fixed income	86.5%	55.0%	51.0%	23.0%
Variable income	5.0%	1.0%	14.0%	8.0%
Loans	0.5%	0.0%	3.0%	1.0%
Real estate	5.0%	1.0%	10.0%	0.0%
Investment structuring	3.0%	0.0%	16.0%	0.0%
Investments abroad	0.0%	0.0%	6.0%	0.0%
(*) Target based on the total investment of each plan.
Management of Fundação Copel decided to keep a more conservative approach investing in variable income in relation to the allowed legal limit, which is 70%.

As of December 31, 2019, and 2018, the pension plan assets included the following securities issued by Copel:

	Unified Plan		Plan III
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Debentures	-	-	-	4,166
Shares	-	5	-	13
	-	5	-	4,179

23.5.11  Additional information

The Company made contributions to Plan III (variable contribution plan) for all active employees at December 31, 2019 and 2018, in the amounts of R$ 70,564 and R$ 77,797, respectively.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24  Sectorial Charges Due

	12.31.2019	12.31.2018
Energy Development Account - CDE	4,104	73,549
Global Reversal Reserve - RGR	12,068	6,323
Tariff flags	12,336	-
	28,508	79,872

25  Research and Development and Energy Efficiency

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

25.1    Balances recognized for investment in Research and Development (R&D) activities and the Energy Efficiency Program (EEP)

	Amounts payable, before any related prepayments	Amounts payable to regulatory agencies	Other amounts payable	Balance as of	Balance as of
				12.31.2019	12.31.2018
Research and Development - R&D
FNDCT	-	4,046	-	4,046	4,725
MME	-	2,023	-	2,023	2,361
R&D	174,032	-	167,626	341,658	327,626
	174,032	6,069	167,626	347,727	334,712
Energy efficiency program - EEP
Procel	-	16,410	-	16,410	15,792
EEP	48,518	-	245,516	294,034	242,231
	48,518	16,410	245,516	310,444	258,023
	222,550	22,479	413,142	658,171	592,735
			Current	375,395	270,429
			Non-current	282,776	322,306
National Fund for Scientific and Technological Development - FNDCT
National Program of Electricity Conservation - Procel

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

25.2    Changes in R&D and EEP balances

	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2018	5,232	2,616	316,121	6,041	202,465	532,475
Effect of acquisition of control
of Costa Oeste and Marumbi	23	9	467	-	-	499
Additions	31,186	15,595	31,188	9,067	36,270	123,306
Performance agreement	-	-	-	-	2,063	2,063
Interest rate (Note 33)	-	-	12,627	684	12,096	25,407
Payments	(31,716)	(15,859)	-	-	-	(47,575)
Concluded projects	-	-	(32,777)	-	(10,663)	(43,440)
Balance as of December 31, 2018	4,725	2,361	327,626	15,792	242,231	592,735
Business combination effects	20	10	1,464	-	-	1,494
Additions	32,311	16,155	32,312	9,333	37,321	127,432
Performance agreement	-	-	-	-	3,246	3,246
Interest rate (Note 33)	-	-	10,627	51	13,892	24,570
Transfers	-	-	-	(3,123)	3,123	-
Payments	(33,010)	(16,503)	-	(5,643)	990	(54,166)
Concluded projects	-	-	(30,371)	-	(6,769)	(37,140)
Balance as of December 31, 2019	4,046	2,023	341,658	16,410	294,034	658,171

26  Accounts Payable Related to Concessions

	Company	Grant	Signature	Closing	Discount Rate	Annual Adjustment	12.31.2019	12.31.2018
HPP Mauá	Copel GeT	06.29.2007	07.03.2007	07.2042	5.65% p.y.	IPCA	16,890	16,709
HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	24,353	23,864
HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	7,588	7,412
HPP Derivação Rio Jordão	Copel GeT	07.11.2013	02.24.2014	02.2019	7.74% p.y.	IPCA	-	47
HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	10.2036	11.00% p.y.	IGPM	563,756	536,131
							612,587	584,163
						Current	73,032	67,858
						Noncurrent	539,555	516,305
Discount rate applied to calculate present value
Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.
Payment to the federal government
Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26.1    Changes in accounts payable related to concessions

Balance as of January 1, 2018	554,954
Additions	302
Adjust to present value	(114)
Monetary variations	93,386
Payments	(64,365)
Balance as of December 31, 2018	584,163
Adjust to present value	(668)
Monetary variations	99,661
Payments	(70,569)
Balance as of December 31, 2019	612,587

26.2    Nominal value and present value of accounts payable related to concession

	Nominal value	Present value
2020	71,471	73,032
2021	71,471	64,387
2022	71,471	58,128
2023	71,471	52,482
After 2023	1,024,054	364,558
	1,309,938	612,587

27  Right-of-use asset and lease liability

With the adoption of IFRS 16, the Company recognized right-of-use asset and lease liability as follows:

27.1    Right-of-use asset

	Initial adoption on	Additions	Remeasurement Adjustment		Loss on	Balance as of
	January 1, 2019			Amortization	disposal	12.31.2019

Real estate	57,461	2,484	914	(17,705)	(2,999)	40,155
Vehicles	57,564	2,295	2,970	(15,205)	(1,224)	46,400
Equipment	2,997	4,574	-	(1,295)	-	6,276
	118,022	9,353	3,884	(34,205)	(4,223)	92,831

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27.2    Lease liability

27.2.1     Changes in lease liability

Total
Initial adoption on January 1, 2019	118,022
Additions	9,353
Remeasurement Adjustment	3,884
Charges	9,675
Amortization - principal	(30,946)
Payment - charges	(9,130)
Disposals	(4,254)
Balance as of December 31, 2019	96,604

The Company defines the discount rate based on the interest rate applied to the last debentures fundraising, disregarding subsidized or incentivized funding. The last discount rate considered as of December 31, 2019 is 5.85% p.a., applied to contracts effective December 2019 or thereafter. The discount rate on initial adoption was 9.10% p.a.

27.2.2     Maturity of noncurrent installments

2021	22,734
2022	23,251
2023	8,285
2024	9,814
2025	1,252
After 2025	130
65,466
Embedded interest	(2,435)
Lease Liabilities balance on 12.31.2019	63,031

27.2.3     Potential right to Pis/Cofins recoverable

The table below shows the potential right to Pis/Cofins recoverable for Pis/Cofins computed in lease consideration payable in the foreseen periods.

Cash Flows	Nominal	Present value
Lease consideration	114,341	96,604
Potential Pis / Cofins	8,320	7,296

27.3    Impact of forecast inflation on discounted cash flows

In accordance with IFRS 16, in measuring and remeasuring lease liabilities and right-of-use assets, the Company used the discounted cash flow method without considering forecast future inflation, according to the prohibition imposed by the standard.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

However, given the current reality of long-term interest rates in the Brazilian economic environment, the table below shows the comparative balances between the information recorded in accordance with IFRS 16 and the amount that would be recorded considering forecast inflation:

	Balance in accordance with IFRS 16	Inflation projected balance	%
Lease liabilities	96,604	106,148	9.88%
Right to use assets	92,831	100,061	7.79%
Financial expense	9,675	10,341	6.88%
Amortization expense	34,205	35,398	3.49%

27.4    Commitments from leases and rentals

For leases of low value assets, such as computers, printers and furniture, short-term leases, as well as for leases of land for development of wind power generation projects, whose payment is made based on variable remuneration, the amounts are recognized in the statement of income as operating costs and/or expenses (Note 32.6). The balance of commitments from leases and rentals is shown below:

	Less than		Over
	1 year	1 to 5 years	5 years	12.31.2019
Commitments from leases and rents	6,347	29,645	158,826	194,818

28  Other Accounts Payable

	12.31.2019	12.31.2018
Fair value in the purchase and sale of power in the active market (Note 35.2.12)	251,973	11,007
Customers (a)	43,024	70,713
Obligations to customers in gas sales operations (b)	39,665	55,048
Public lighting rate collected	38,805	28,337
Aneel Order No. 084/2017 provision	26,008	24,314
Investment acquisition	13,294	32,200
Financial offset for the use of water resources	12,535	20,820
Pledges in guarantee	9,257	10,026
Reimbursements to customer contributions	4,887	5,036
Derivatives fair value - Forward contract (Note 35.2.3 - b)	1,203	-
Other liabilities	58,218	51,523
	498,869	309,024
Current	149,407	192,070
Noncurrent	349,462	116,954

(a) Of the balance at 12.31.2018, R$32,639 refers to amounts transferred from the Federal Government to Copel DIS, in accordance with ANEEL Directive Release No. 565/2018, for the reimbursement of consumers due to the exceeding amount collected from the Net Operating Revenue in the period from January 2010 to December 2012. There is no outstanding balance of this liability on 12.31.2019

(b) Refers to amounts paid for the purchase of contracted gas volumes not yet taken by customers.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29  Provisions for Legal Claims and Contingent Liabilities

The Company are responsible for several legal and administrative proceedings before different courts. Based on assessments made by the Company's legal counsel, Management makes provisions for legal claims in which the losses are rated probable, when the criteria for recognition of provisioning described in Note 4.11 are met.

The Company's management believes it is impracticable to provide information regarding the timing of any cash outflows related to the lawsuits for which the Company are responsible on the date of preparation of the financial statements, in view of the unpredictability and dynamics of the Brazilian judicial, tax and regulatory systems, and that the final resolution depends on the conclusions of the lawsuits. For this reason, this information is not provided.

29.1    Provision for legal claims

29.1.1     Changes in provision for legal claims rated as involving probable losses

		Income
	Balances as of	Provision for litigations		Construction cost	Additions (Reversals)		Transfers/	Balances as of
	January 1, 2019	Additions	Reversals	Additions/(Rev.)	to assets	Discharges	Others	December 31, 2019
Tax
Cofins (a)	102,603	4,307	(2,626)	-	-	-	-	104,284
Others (b)	54,494	4,841	(14,258)	-	-	(1,258)	27,687	71,506
	157,097	9,148	(16,884)	-	-	(1,258)	27,687	175,790
Labors (c)	612,782	194,550	(23)	-	-	(134,247)	-	673,062
Employee benefits (d)	85,199	27,426	(18,747)	-	-	(7,581)	-	86,297
Civil
Civil and administrative claims (e)	492,934	101,438	(36,271)	-	-	(221,139)	-	336,962
Easements (f)	118,147	711	(3,470)	12,456	1,012	(1,891)	45	127,010
Expropriations and property (g)	116,401	2,844	(4,501)	(2,935)	7,109	(161)	-	118,757
Customers (h)	5,209	390	(643)	-	-	-	-	4,956
Environmental (i)	3,531	1,332	(566)	-	-	(226)	-	4,071
	736,222	106,715	(45,451)	9,521	8,121	(223,417)	45	591,756
Regulatory (j)	73,473	7,926	(546)	-	-	(1,045)	-	79,808
	1,664,773	345,765	(81,651)	9,521	8,121	(367,548)	27,732	1,606,713
Noncurrent	1,664,773							1,606,713

		Income
	Balance as of January 01,2018	Provision for litigations		Construction cost	Asset additions	Discharges	Transfers / Others	Balance as of December 31,2018
		Additions	Reversals	Additions/ (Rev.)
Tax
Cofins (a)	79,748	22,855	-	-	-	-	-	102,603
Others (b)	58,793	7,722	(26,695)	-	-	(6,325)	20,999	54,494
	138,541	30,577	(26,695)	-	-	(6,325)	20,999	157,097
Labors (c)	475,631	232,195	(2,400)	-	-	(92,644)	-	612,782
Employee benefits (d)	89,439	11,089	(10,062)	-	-	(5,267)	-	85,199
Civil
Civil and administrative claims (e)	527,613	119,633	(118,652)	-	-	(36,005)	345	492,934
Easements (f)	110,936	2,179	(305)	(4,600)	8,477	(1,474)	2,934	118,147
Expropriations and property (g)	95,627	156	(1,350)	4,032	18,168	(232)	-	116,401
Consumers (h)	8,377	464	(1,469)	-	-	(2,163)	-	5,209
Environmental (i)	1,584	2,570	(562)	-	-	(61)	-	3,531
	744,137	125,002	(122,338)	(568)	26,645	(39,935)	3,279	736,222
Regulatory (j)	64,316	9,296	(139)	-	-	-	-	73,473
	1,512,064	408,159	(161,634)	(568)	26,645	(144,171)	24,278	1,664,773
Current	112,000							-
Noncurrent	1,400,064							1,664,773

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.1.2     Description of nature and/or details of the principal lawsuits

a)     Contribution for Social Security Funding (COFINS)

Plaintiff: Federal Revenue of Brazil

Cofins payables and respective interest and fines from August 1995 to December 1996, due to the termination of a judicial decision that had recognized the Company's exemption from Cofins.

Current status: pending judgment of appeal.

b)     Other tax provisions

Claims related to federal, state and municipal taxes, fees and other charges on which the Company discusses the incidence or not, as well as their bases and amounts for payment.

c)     Labor

Labor claims comprise claims filed by employees and former employees of Copel in connection with the payment of overtime differences, hazardous working conditions, transfer bonuses, salary equality/reclassification and other matters, and also claims by former employees of contractors and third- parties (secondary responsibility) involving indemnity and other matters.

d)     Employee benefits

Labor claims comprise claims filed by retired former employees of Copel and its wholly-owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly-owned subsidiaries, since additional contributions will be required.

e)     Civil and admininstrative claims

Lawsuits involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network or vehicles.

The balance also contains amounts being discussed by arbitration under secrecy and confidentiality, in the discovery phase, with no decision having been handed down to date.

The main lawsuit is described below:

Plaintiff: Tradener Ltda.

Class lawsuit No. 588/2006 has already been rendered final and unappeasable, and the ruling recognized as valid the contractual commissions payable by the Company to Tradener. In the civil public lawsuit No. 0000219.78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, Tradener brought recovery lawsuits, seeking to receive its commissions.

Current status: On August 22, 2019, the Company paid R$ 130,440 for the judgment against it plus 1% attorney’s fees, and awaits approval of the payment agreement.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Plaintiff: Tobacco growers	Estimated amount: R$ 48,977

Lawsuits filed by tobacco growers whose main cause is power failures leading to loss of production.

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

g)     Expropriations and property

Expropriation and property lawsuits are filled when there is a difference between the amount determined by Copel for payment and the amount claimed by the property owner and/or when the owner's documentation supporting title to the property may not be registered (in case probate proceedings are still in progress, properties have no registry number with the land registry, etc.).

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

The main lawsuits are as follows:

Plaintiff: Property owner	Estimated value: R$ 28,211

Expropriation lawsuit for construction of electric substation that contests the indemnity amount.

Current status: lawsuit awaiting judgment at higher court.

Plaintiff: Property owner	Estimated value: R$ 10,467

Lawsuit for the expropriation of the area used for the reservoir of the Mauá Plant filed by Consórcio Energético Cruzeiro do Sul, of which Copel GeT participates with 51%, in which discusses the indemnity amount of the property that is in a submerged part.

Current status: Higher court decision, motions to clarify were filed, which have not yet been judged. After judgment of the motions to clarify, a special appeal will be filed seeking to reverse the decision.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

h)     Consumers

Lawsuits seeking compensation for damages caused in household appliances, industrial and commercial machines, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers, challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company.

i)      Environmental

Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating Licenses.

j)      Regulatory

The Company has been challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main action is described below:

Plaintiffs: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Estimated amount: R$ 57,000

Copel, Copel GeT and Copel DIS are challenging lawsuits filed against ANEEL's Decision 288/2002 involving these companies.

Current status: awaiting judgment.

29.2    Contingent liabilities

29.2.1     Classification of lawsuits rated as possible losses

Contingent liabilities are present obligations arising from past events for which no provisions are recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The following information concerns the nature of contingent liabilities of the Company and potential losses arising therefrom:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	12.31.2019	12.31.2018
Tax (a)	628,546	568,512
Labor (29.1.2 - c)	419,917	311,777
Employee benefits (29.1.2 - d)	21,338	19,099
Civil (d)	1,273,928	1,286,466
Regulatory (e)	1,141,420	866,836
	3,485,149	3,052,690

29.2.2     Description of nature and/or details of the principal lawsuits

a)     Tax

Claims related to federal, state and municipal taxes, fees and other charges on which the Company discusses the incidence or not, as well as their bases and amounts for payment. The main lawsuits are as follows:

Plaintiff: National Institute of Social Security (INSS)	Estimated amount: R$ 117,018

Tax requirements related to the social security contribution.

Current status: awaiting judgment in the Administrative Council of Tax Appeals - CARF or at the judicial level.

Plaintiff:State TaxAuthority	Estimated amount:R$ 87,657

Copel Distribution received tax deficiency notice 6.587.156-4 from the State of Paraná for allegedly failing to pay ICMS (VAT) tax on the 'metered demand' highlighted in the electricity bills issued to a major consumer between May 2011 and December 2013.

The Company maintains its illegitimacy to appear in the taxable position of this tax assessment, since it was not included in the judicial proceeding, thus it cannot suffer the effects of the ruling rendered thereon, which would entail its illegitimacy to appear as liable taxpayer in tax deficiency notice.

The Company filed a writ of mandamus on July 16, 2019, having obtained an injunction suspending ICMS levy.

Plaintiff: City halls	Estimated amount: R$ 87,006

Tax Requirement on Urban Territorial Property on properties affected by the public electricity service. The case is pending judgment at lower court.

Plaintiff: City halls	Estimated amount: R$ 65,443

City halls tax requirement as ISS on construction services provided by third parties.

Current status: pending judgment of answers filed at the administrative or judicial levels.

Plaintiff: Brazilian Federal Revenue Office	Estimated amount: R$ 105,800

Requirement and administrative questioning related to federal taxes.

Current status: awaiting judgment in the Administrative Council of Tax Appeals - CARF or at the judicial level.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

b)     Civil

Lawsuits involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network or vehicles, easements of passage, expropriations, patrimonial and environmental.

The balance also contains amounts being discussed by arbitration under secrecy and confidentiality, in the discovery phase, with no decision having been handed down to date.

The main lawsuits are as follows:

Plaintiff: Mineradora Tibagiana Ltda.

Lawsuit claiming compensation for alleged losses when this mining company was involved in the construction of the Mauá plant by the Energético Cruzeiro do Sul Consortium in which Copel GeT has a 51% stake. A final and unappealable ruling was rendered on September 4, 2019 on the lawsuit about validity of the mining permit granted to Mineradora Tibagiana, and the revocation of the Ordinance granting mining permit to Mineradora Tibagiana by the National Department of Mineral Production (Departamento Nacional de Produção Mineral - DNPM) remained valid. Due to this, the possibility of outflow of resources has become remote.

Plaintiffs: franchises of Agency/Copel store	Estimated amount: R$ 49,689

Lawsuit filed by a former franchisee, without a current contract, with the objective of seeing the object then auctioned as a sub-concession, and not as a franchise, and, consequently, to see the contract extended and to be remunerated through fees charged to users, or, successively, be compensated for lost profits, in addition to royalties, advertising fund, among other funds.

Current status: awaiting judgment in appellate level.

Plaintiff: Department of Roads and Roadworks	Estimated amount: R$ 85,277

The Department of Roads and Roadworks (Departamento de Estradas e Rodagens - DER) - issued a tax assessment notice to Copel Distribuição which, in turn, filed a lawsuit challenging DER's Charge for Use or Occupancy of Highway Domain Range, since the Company understands that this charge is unconstitutional because it has a confiscatory nature. Currently the process is concluded for rendering of the ruling.

Plaintiff: Tobacco growers	Estimated amount: R$ 34,792

Lawsuits filed by tobacco growers whose main cause is power failures leading to loss of production.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Current status: awaiting judgment.

c)     Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The principal action is described below:
Plaintiff: Energia Sustentável do Brasil S.A. - ESBR	Estimated amount: R$ 1,034,593

ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, whose ruling: (i) acknowledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, which had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region.

The practical consequence of the ruling was, at the time it exempted ESBR, to expose the distributors with whom it entered into power trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage.

If the lawsuits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.

Current status: awaiting judgment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

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

On December 31, 2019, paid-in capital is R$ 10,800,000 (R$ 7,910,000 as at December 31, 2018). The capital increase of R$ 2,890,000 was approved at the Extraordinary General Meeting held on April 29, 2019. Shareholding interests (comprising no par value shares) and main shareholders are shown below:

								Number of shares in units
Shareholders	Common		Class "A” Preferred		Class “B” preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.26	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
B3	19,727,829	13.60	76,783	23.47	73,612,755	57.38	93,417,367	34.15
NYSE	108,545	0.07	-	-	27,181,283	21.19	27,289,828	9.97
Latibex	-	-	-	-	170,911	0.13	170,911	0.06
City Halls	178,393	0.12	9,326	2.85	3,471	-	191,190	0.07
Other shareholders	158,166	0.11	241,033	73.68	46,727	0.04	445,926	0.16
	145,031,080	100.00	327,142	100.00	128,297,153	100.00	273,655,375	100.00

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

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

	Equity Valuation Adjustments	Accumulated Other Comprehensive Income	Total
As of January 1, 2017	929,404	69,062	998,466
Adjustments to financial assets available for sale
Financial investments	-	3	3
Taxes on adjustments	-	(1)	(1)
Equity interest investments	-	26,135	26,135
Taxes on adjustments	-	(8,887)	(8,887)
Adjustments related to actuarial liabilities
Post employment benefits	-	(46,506)	(46,506)
Taxes on adjustments	-	16,827	16,827
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(108,561)	-	(108,561)
Taxes on the adjustments	36,911	-	36,911
Gains on Investments in equity investments (Note 16.1)	-	(28,650)	(28,650)
Taxes on adjustments	-	9,741	9,741
Attributed to non-controlling interest	-	123	123
As of December 31, 2017	857,754	37,847	895,601
Adjustments related to actuarial liabilities
Post employment benefits	-	(58,354)	(58,354)
Taxes on adjustments	-	19,994	19,994
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(101,645)	-	(101,645)
Taxes on the adjustments	34,559	-	34,559
Reclassification by the adoption of IFRS 9
Equity interest investments	-	(4,391)	(4,391)
Attributed to non-controlling interest	-	(154)	(154)
As of December 31, 2018	790,668	(5,058)	785,610
Adjustments related to actuarial liabilities
Post employment benefits	-	(186,628)	(186,628)
Taxes on adjustments	-	63,444	63,444
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(100,342)	-	(100,342)
Taxes on the adjustments	34,116	-	34,116
Attributed to non-controlling interest	-	(4,273)	(4,273)
As of December 31, 2019	724,442	(132,515)	591,927

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

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

30.4    Proposed dividend distribution

Parent Company	12.31.2019	12.31.2018	12.31.2017
Calculation of minimum mandatory dividend (25%) - (1)
Net income for the year	1,989,946	1,407,063	1,033,626
Legal Reserve (5%)	(99,497)	(70,353)	(51,681)
Realization of equity evaluation adjustment	66,226	67,086	71,650
Calculation basis for minimum mandatory dividends	1,956,675	1,403,796	1,053,595
	489,169	350,949	263,399

Total proposed distribution - (2) (3 + 5)	643,000	378,542	289,401

Interest on own capital, net - (3)	643,000	280,000	266,000
Tax on interest on own capital	(56,584)	(27,593)	(26,002)
Interest on own capital, net - (4)	586,416	252,407	239,998

Dividends proposed - (5)	-	98,542	23,401

Total proposed distribution, net - (6) (4 + 5)	586,416	350,949	263,399

Proposed additional dividend - (7) (6-1)	97,247	-	-

Interest on own capital, net, in advance, endorsed by CAD - (8) (4-1)	97,247	-	-

Gross value of dividends per share:
Ordinary shares	2.24235	1.31950	1.00801
Class “A” preferred shares	3.94657	2.89050	2.89050
Class “B” preferred shares	2.46692	1.45151	1.10883

Gross amount of dividends per class of shares:
Ordinary shares	325,210	191,369	146,193
Class “A” preferred shares	1,291	950	950
Class “B” preferred shares	316,499	186,223	142,258

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The tax benefit of interest on capital is recorded in the statement of income upon its recognition in accounts payable.

30.5    Earnings per share – basic and diluted

	12.31.2019	12.31.2018	12.31.2017
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:
Common shares	1,007,014	712,234	523,206
Class “A” preferred shares	2,984	1,775	1,304
Class “B” preferred shares	979,948	693,054	509,116
	1,989,946	1,407,063	1,033,626
Basic and diluted denominator
Weighted average of shares (in thousands):
Common shares	145,031,080	145,031,080	145,031,080
Class “A” preferred shares	327,368	328,627	328,627
Class “B” preferred shares	128,296,927	128,295,668	128,295,668
	273,655,375	273,655,375	273,655,375

Basic and diluted earnings per share attributable to controlling shareholders
Common shares	6.94344	4.91091	3.60754
Class “A” preferred shares	9.11525	5.40201	3.96830
Class “B” preferred shares	7.63812	5.40201	3.96830

31  Net Operating Revenue

	Gross	PIS/Pasep		Sectorial	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges	(ISSQN)	12.31.2019	12.31.2018	12.31.2017
Electricity sales to final customers	10,481,794	(965,651)	(2,336,583)	(753,544)	-	6,426,016	5,548,584	4,681,533
Electricity sales to distributors	3,301,336	(368,101)	(10,727)	(56,642)	-	2,865,866	2,765,916	3,176,354
Use of the main distribution and transmission grid	8,270,996	(781,017)	(1,999,583)	(1,351,625)	-	4,138,771	3,469,060	3,617,941
Construction income	1,132,884	-	-	-	-	1,132,884	1,097,313	868,001
Fair value of assets from the indemnity for the concession	36,646	-	-	-	-	36,646	47,499	57,080
Telecommunications	532,926	(21,035)	(137,896)	-	(558)	373,437	366,179	308,952
Distribution of piped gas	1,003,790	11,313	(171,897)	-	(23)	843,183	557,186	454,815
Sectorial financial assets and liabilities result	25,057	(6,426)	-	-	-	18,631	893,688	718,826
Other operating revenue	442,353	(30,203)	-	-	(3,310)	408,840	189,355	141,071
	25,227,782	(2,161,120)	(4,656,686)	(2,161,811)	(3,891)	16,244,274	14,934,780	14,024,573

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.1    Revenue by type and/or class of customers

	12.31.2019	12.31.2018	12.31.2017
Electricity sales to final customers	10,481,794	10,104,045	8,689,516
Residential	3,336,432	3,175,290	2,750,514
Industrial	1,276,105	1,419,240	1,337,893
Trade, services and other activities	2,179,510	2,136,087	1,880,862
Rural	631,527	572,361	511,196
Public entities	279,495	262,705	236,719
Public lighting	274,250	278,645	244,381
Public service	332,414	316,307	275,431
Free consumers	1,431,274	1,179,314	845,964
Donations and grants	740,787	764,096	606,556
Electricity sales to distributors	3,301,336	3,136,244	3,529,770
Bilateral contracts	1,998,617	2,002,077	1,947,862
Regulated contracts	854,239	385,157	421,805
Electric Energy Trade Chamber - CCEE	357,076	663,024	1,077,943
Interest (Note 10.3)	91,404	85,986	82,160
Use of the main distribution and transmission grid	8,270,996	6,867,274	6,442,761
Residential	2,585,892	2,222,621	2,025,400
Industrial	1,280,168	1,110,089	1,024,452
Trade, services and other activities	1,713,632	1,407,156	1,304,285
Rural	467,044	362,778	341,875
Public entities	217,027	185,383	174,427
Public lighting	206,492	184,530	167,907
Public service	174,414	141,556	126,795
Free consumers	1,052,535	795,105	663,248
Concessionaires and generators	62,414	80,329	60,485
Operating and maintenance income - O&M	98,207	58,578	113,324
Interest income	413,171	319,149	440,563
Construction income	1,132,884	1,097,313	868,001
Fair value of assets from the indemnity for the concession	36,646	47,499	57,080
Telecommunications	532,926	512,540	426,773
Distribution of piped gas	1,003,790	753,222	621,992
Sectorial financial assets and liabilities result	25,057	985,344	767,040
Other operating revenue	442,353	222,329	171,356
Leasing and rent (31.2)	144,744	132,682	109,230
Fair value in the purchase and sale of power in the active market	204,876	-	-
Income from rendering of services	51,780	59,280	30,247
Charged service	18,807	18,475	15,981
Other income	22,146	11,892	15,898
GROSS OPERATING REVENUE	25,227,782	23,725,810	21,574,289
(-) Pis/Pasep and Cofins	(2,266,304)	(2,117,800)	(1,788,714)
Recovery of Pis/Pasep and Cofins on ICMS (Note 13.2.1)	105,184	-	-
(-) ICMS (VAT)	(4,656,686)	(4,210,382)	(3,734,940)
(-) Service tax (ISSQN)	(3,891)	(5,286)	(5,388)
(-) Sectorial charges (31.3)	(2,161,811)	(2,457,562)	(2,020,674)
NET OPERATING REVENUE	16,244,274	14,934,780	14,024,573

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.2    Leases and rentals

31.2.1     Revenue from leases and rentals

	12.31.2019	12.31.2018	12.31.2017
Equipment and framework	143,482	131,409	106,790
Facilities sharing	1,046	1,003	2,159
Real estate	216	270	281
	144,744	132,682	109,230

31.2.2     Receivables from leases

	Less than		Over	Total
	1 year	1 to 5 years	5 years	12.31.2019
Facilities sharing	2,207	8,829	35,920	46,956

31.3    Regulatory charges

	12.31.2019	12.31.2018	12.31.2017
Energy Development Account - "CDE " - Power distribution service concession (31.3.1)	1,654,157	1,840,283	1,415,738
Other charges - rate flags	280,286	423,098	420,027
Research and development and energy efficiency - R&D and EEP	127,432	123,306	117,390
Global Reversion Reserve - RGR quota	63,918	48,512	46,825
Energy Development Account - "CDE " - Power transmission concession	25,271	12,211	10,971
Inspection fee	10,747	10,152	9,723
	2,161,811	2,457,562	2,020,674

31.3.1     Energy Development Account - CDE - power distribution concession

The CDE was created by Law 10,438/2002, amended by Law 12,783/2013 and, in order to meet its objectives, it has among its sources of funds, quotas paid by agents that negotiate energy with end consumers, at a charge included in the tariffs.

Currently, the Company makes payments for the “CDE USO” charge, intended to cover the CDE's objectives set forth by law, and the annual quota of “CDE ENERGIA”, composed of:

a) Regulated Contracting Environment “CONTA – ACR”. The purpose of this account is to cover costs incurred by the distribution concession operators relating to involuntary spot market exposure and the costs of thermal power dispatching in 2014, linked to CCEAR in the modality due to the availability of electric energy. In October 2019, the remaining balance was returned to the concessionaires, according to the percentage defined by ANEEL, by Order No. 2,755 / 2019.

b) “CDE-ENERGIA” destined to the return of the resources received by the distribution concession operators, from January 2013 to February 2014, to cover costs relating to involuntary spot market exposure and the hydrological risk of the plants contracted on a regime of quotas and the costs of thermal power dispatching for reasons of energy security, in compliance with Decree 7,895/2013 and Decree 8,203/2014.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The annual quotas for each distributor are defined by ANEEL through resolutions enacted by it. The balance at December 31, 2019 is as follows:

Resolutions	Period	12.31.2019
CDE USO
Resolution No. 2,510/2018	January to June	1,269,498
(-) Preliminary injunctions	January to June	(3,346)
		1,266,152
CONTA ACR
Resolution No. 2,231/2017	January to February	98,725
Resolution No. 2,521/2019	March to August	296,174
Return - Order No. 2,755 / 2019		(46,722)
		348,177
CDE ENERGIA
Resolution No. 2,510/2018	January to March	41,431
(-) Preliminary injunctions	January to March	(1,603)
		39,828
		1,654,157

Resolutions	Period	12.31.2018
CDE USO
Resolution No. 2,368/2018	January to August	594,972
Resolution No. 2,446/2018	September to December	445,075
(-) Preliminary injunctions	January to December	(2)
		1,040,045
CONTA ACR
Resolution No. 2,231/2017	January to December	557,981
		557,981
CDE ENERGIA
Resolution No. 2,202/2017	January to May	100,692
Resolution No. 2,358/2017	June to December	145,007
(-) Preliminary injunctions	January to December	(3,442)
		242,257
		1,840,283

Resolutions	Period	12.31.2017
CDE USO
Resolution No. 2,202/2017	January	53,329
Resolution No. 2,204/2017	February to December	672,756
(-) Preliminary injunctions	January to December	(28,502)
		697,584
CONTA ACR
Resolution No. 2,004/2015	January to March	148,087
Resolution No. 2,231/2017	April to December	341,161
		489,248
CDE ENERGIA
Resolution No. 2,077/2016	January to May	94,736
Resolution No. 2,204/2017	Junel to December	140,968
(-) Preliminary injunctions	January to December	(6,799)
		228,906
		1,415,738

Injunctions

As a result of preliminary decisions in favor of the Brazilian Association of Large Industrial Energy Consumers and Free Consumers - Abrace, the National Association of Energy Consumers - Anace and other associates, which are challenging in court the tariff components of CDE Uso and CDE Energia quotas, ANEEL by Homologatory Resolutions 1,967/2015, 1,986/2015 and 2,083/2016, ratified the tariff calculation, deducting these charges to the associates of those entities, while the injunctions granted remained effective.

31.4    Copel DIS anual tariff adjustment

ANEEL approved the result of Copel DIS's Annual Tariff Adjustment through Homologatory Resolution No. 2,559, dated June 18, 2019, authorizing average adjustment of 3.41% (15.99% in 2018) applied to consumers and whose application occurred in full to tariffs as from June 24, 2019, and for high voltage consumers the adjustment was 4.32%, while for low voltage consumers it was 2.92%.

The tariff recomposition includes: 10.54% related to inclusion of financial components; 1.12% resulting from the update of Parcel B (operating costs, depreciation and remuneration); -3.08% related to the updating of Parcel A (energy, transmission and charges); and -5.17% that reflect the withdrawal of financial components from the previous tariff process.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32  Operating Costs and Expense

	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	12.31.2019
Electricity purchased for resale (32.1)	(6,105,274)	-	-	-	(6,105,274)
Charge of the main distribution and transmission grid	(1,249,275)	-	-	-	(1,249,275)
Personnel and management (32.2)	(945,312)	(13,937)	(366,133)	-	(1,325,382)
Pension and healthcare plans (Note 23.3)	(169,476)	(1,914)	(66,936)	-	(238,326)
Materials and supplies	(75,417)	(289)	(6,446)	-	(82,152)
Materials and supplies for power electricity	(49,352)	-	-	-	(49,352)
Natural gas and supplies for gas business	(585,233)	-	-	-	(585,233)
Third-party services (32.3)	(433,429)	(23,002)	(156,690)	-	(613,121)
Depreciation and amortization	(1,031,880)	(9)	(47,228)	(14,719)	(1,093,836)
Credit losses, provisions and reversals (32.4)	33,290	(153,640)	-	(254,465)	(374,815)
Construction cost (32.5)	(1,091,396)	-	-	-	(1,091,396)
Other operating costs and expenses, net (32.6)	(57,422)	(14,269)	(90,867)	(189,630)	(352,188)
	(11,760,176)	(207,060)	(734,300)	(458,814)	(13,160,350)

	Operational	Selling	General and	Other operating
	costs	expenses	administrative expenses	expenses, net	12.31.2018
Electricity purchased for resale (32.1)	(6,361,178)	-	-	-	(6,361,178)
Charge of the main distribution and transmission grid	(1,176,780)	-	-	-	(1,176,780)
Personnel and management (32.2)	(978,878)	(18,460)	(360,447)	-	(1,357,785)
Pension and healthcare plans (Note 23.3)	(176,102)	(2,447)	(65,201)	-	(243,750)
Materials and supplies	(68,920)	(655)	(12,182)	-	(81,757)
Materials and supplies for power electricity	(19,729)	-	-	-	(19,729)
Natural gas and supplies for gas business	(412,618)	-	-	-	(412,618)
Third-party services (32.3)	(392,869)	(23,266)	(156,092)	-	(572,227)
Depreciation and amortization	(709,575)	(15)	(26,015)	(13,574)	(749,179)
Credit losses, provisions and reversals (32.4)	18,920	(81,936)	-	(243,681)	(306,697)
Construction cost (32.5)	(1,052,208)	-	-	-	(1,052,208)
Other operating costs and expenses, net (32.6)	(171,751)	(21,930)	(103,597)	(45,435)	(342,713)
	(11,501,688)	(148,709)	(723,534)	(302,690)	(12,676,621)

	Operational	Selling	General and	Other operating
	costs	expenses	administrative expenses	expenses, net	12.31.2017
Electricity purchased for resale (32.1)	(6,165,450)	-	-	-	(6,165,450)
Charge of the main distribution and transmission grid	(712,030)	-	-	-	(712,030)
Personnel and management (32.2)	(984,011)	(20,435)	(338,898)	-	(1,343,344)
Pension and healthcare plans (Note 23.3)	(175,479)	(2,424)	(59,694)	-	(237,597)
Materials and supplies	(71,535)	(968)	(10,621)	-	(83,124)
Materials and supplies for power electricity	(97,360)	-	-	-	(97,360)
Natural gas and supplies for gas business	(309,542)	-	-	-	(309,542)
Third-party services (32.3)	(386,435)	(18,826)	(116,254)	-	(521,515)
Depreciation and amortization	(686,007)	(16)	(32,070)	(13,506)	(731,599)
Credit losses, provisions and reversals (32.4)	122,782	(90,478)	-	(397,843)	(365,539)
Construction cost (32.5)	(1,003,881)	-	-	-	(1,003,881)
Other operating costs and expenses, net (32.6)	(196,942)	(35,903)	(128,138)	(52,967)	(413,950)
	(10,665,890)	(169,050)	(685,675)	(464,316)	(11,984,931)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.1    Electricity purchased for resale

	12.31.2019	12.31.2018	12.31.2017
Purchase of Energy in the Regulated Environment - CCEAR	2,880,115	2,599,345	2,693,976
Electric Energy Trade Chamber - CCEE	1,405,497	1,850,021	1,766,091
Itaipu Binacional	1,316,524	1,272,177	1,117,957
Bilateral contracts	754,070	928,741	766,803
Program for incentive to alternative energy sources - Proinfa	268,063	228,295	217,646
Micro and mini generators and repurchase of customers	52,871	12,373	3,892
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(571,866)	(529,774)	(400,915)
	6,105,274	6,361,178	6,165,450

32.2    Personnel and management

	12.31.2019	12.31.2018	12.31.2017
Personnel
Salaries and management fees	746,415	794,966	806,119
Social charges on payroll	241,025	261,459	266,183
Meal and education allowance	113,021	113,177	119,881
Provisions for profit sharing (a)	155,544	91,526	68,817
Voluntary retirement program	43,517	69,289	53,468
	1,299,522	1,330,417	1,314,468
Management
Salaries and management fees	19,867	21,422	22,895
Social charges on payroll	5,745	5,695	5,635
Other expenses	248	251	346
	25,860	27,368	28,876
	1,325,382	1,357,785	1,343,344
(a) According to Federal Law No. 10,101/2000, State Decree No. 1,978/2007 and State Law No. 16,560/2010.

32.3    Third party services

	12.31.2019	12.31.2018	12.31.2017
Maintenance of electrical system	164,572	144,211	135,265
Communication, processing and transmission of data	115,037	115,397	94,230
Maintenance of facilities	105,586	91,872	95,176
Consumer service	55,632	34,502	29,789
Meter reading and bill delivery	45,515	43,968	49,647
Consulting and audit	21,016	41,615	21,589
Other services	105,763	100,662	95,819
	613,121	572,227	521,515

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.4    Credit losses, provisions and reversals

	12.31.2019	12.31.2018	12.31.2017
Provision for litigations	257,921	219,636	386,373
Impairment of assets
Power generation concession contract (Note 10.5)	(2,945)	(4,758)	(1,117)
Credits on sales and purchases of gas	-	-	(123,586)
Property, plant and equipment - generation segment (Note 17.7)	(117,744)	(14,162)	1,921
Property, plant and equipment - telecommunications segment (Note 17.8)	87,399	-
Expected credit losses (Trade accounts and Other receivables)	153,640	96,202	90,478
Tax credits estimated losses	(3,456)	9,779	11,470
	374,815	306,697	365,539

32.5    Construction costs

	12.31.2019	12.31.2018	12.31.2017
Materials and supplies	548,336	507,899	387,278
Third party services	395,607	400,680	437,788
Personnel	125,777	124,469	143,266
Others	21,676	19,160	35,549
	1,091,396	1,052,208	1,003,881

32.6    Other operating costs and expenses, net

	12.31.2019	12.31.2018	12.31.2017
Net losses in the decommissioning and disposal of assets (a)	154,628	106,675	58,569
Financial offset for the use of water resources	103,737	105,310	110,971
Taxes	35,319	84,492	87,759
Compensation	66,550	30,949	45,712
Collection charge	51,156	44,682	-
Advertising and publicity	29,132	22,135	27,768
Leasing and rent	9,215	40,016	32,037
Gain (loss) on sale of investments	-	-	(28,650)
Other net income, costs and expenses (b)	(97,549)	(91,546)	79,784
	352,188	342,713	413,950
(a) Of the total recorded in 2019, R$ 124,067 refer to write-offs of Copel Telecomunicações' fixed assets (Note 17.8).

(b) The 2018 balance includes revenue of R$ 72,068 related to reimbursement from suppliers of goods from the wind farms of the Brisa Complex. The 2019 balance includes R$ 97,664 of water rate reversal (TCFRH)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33  Financial Results

	12.31.2019	12.31.2018	12.31.2017
Financial income
Arrears charges on bills	225,956	226,050	191,554
Interest and monetary variation of CRC transfer (Note 8.1)	192,724	214,627	141,923
Return on financial investments	126,510	98,841	114,523
Remuneration of net sectorial assets and liabilities (Note 9.2)	47,378	43,966	20,493
Monetary variation over the Itaipu power purchase	26,332	24,658	17,777
Recognition of tax credit (33.1)	38,434	55,096	-
Monetary variation and adjust to present value of accounts
payable related to the concession (Note 26.1)	1,462	1,047	10,813
Other financial income	91,445	149,630	202,227
	750,241	813,915	699,310
( - ) Financial expenses
Monetary and exchange variation and debt charges	906,952	871,397	993,970
Monetary variation and adjust to present value of accounts
payable related to the concession (Note 26.1)	100,455	94,319	65,418
Monetary variation over the Itaipu power purchase	29,547	50,203	12,264
Interest on R&D and EEP (Note 25.2)	24,570	25,407	34,345
Interest and monetary variation of CRC transfer (Note 8.1)	8,495	25,830	51,211
Remuneration of net sectorial assets and liabilities (Note 9.2)	5,753	23,747	29,622
PIS/Pasep/Cofins taxes on interest on capital	71,549	13,636	45,196
Other financial expenses	91,406	147,426	215,724
	1,238,727	1,251,965	1,447,750
Net	(488,486)	(438,050)	(748,440)

33.1    Recognition of tax credit

The balance of 2019 refers to the PIS/Pasep and Cofins credit on the ICMS recognized by Compagás, according to Note 13.2.1. The balance recorded in 2018 arises from the tax credit recognized by the Brazilian Federal Revenue Service in favor of the Company in the updated amount of R$ 80,226, regarding the disputed tax levy on Pasep from July 1988 to July 1995, in connection with the effects of Federal Senate Resolution 49, of October 9, 1995, which suspended the effects of Decree-Laws 2,445/1988 and 2,449/1988, deemed to be unconstitutional by the Federal Supreme Court. From the total amount recognized, R$ 55,096 were recorded in financial income and R$ 25,129 in other operating income.

34  Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Company and subsidiaries and by key strategic decision-makers responsible for allocating funds and assessing performance.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.1    Products and services from which the reportable segments have their revenues generated

The Company operates in reportable segments identified by Management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units and the different products and services. These segments are managed separately, since each business and each company require different technologies and strategies.

In the period ended December 31, 2019, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory.

The Company did not identify any customer who individually accounts for more than 10% of their total net revenue until December 31, 2019.

The Company evaluates the performance of each segment, based on information derived from the accounting records.

The accounting policies of the operating segments are the same as those described in Note 4.

34.2    Company’s reportable segments

The reportable segments of the Company, in accordance with IFRS 8, are:

Power generation and transmission (GET) - its attribution is to produce electricity from hydraulic, wind, and thermal projects (GER) and to provide services of transmission and transformation of electric power, being responsible for the construction, operation and maintenance of substations, as well for the energy transmission lines (TRA); for managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is presented separately;

Power distribution (DIS) - its attribution is to provide public electricity distribution services, being responsible for the operation and maintenance of the distribution infrastructure, as well as providing related services;

Telecommunications (TEL) - its attribution is to provide telecommunications and general communication services;

GAS - its attribution is to provide public service of piped natural gas distribution;

Power sale (COM) - its attribution is to trade energy and related services; and

Holding Company (HOL) - its attribution is to participate in other companies.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.3    Assets by reportable segment

ASSETS	Electric Energy			TEL	GAS	HOL	Intersegment operations	Total
12.31.2019	GET	DIS	COM
TOTAL ASSETS	19,457,551	13,434,522	690,372	1,527,098	904,993	3,183,677	(885,662)	38,312,550
CURRENT ASSETS	2,039,443	4,631,991	229,630	528,754	313,896	1,127,469	(961,987)	7,909,196
NON-CURRENT ASSETS	17,418,108	8,802,531	460,742	998,344	591,097	2,056,208	76,325	30,403,354
Long term assets	5,054,560	3,051,058	460,312	137,770	576,190	1,879,619	(296,879)	10,862,630
Investments	2,371,374	813	247	-	-	150,746	-	2,523,179
Property, plant and equipment	9,735,093	-	53	833,974	-	22,983	-	10,592,103
Intangible assets	233,973	5,703,686	123	19,844	-	1,781	373,204	6,332,611
Right-of-use asset	23,108	46,974	7	6,756	14,907	1,079	-	92,831

ASSETS	Electric Energy			TEL	GAS	HOL	Intersegment operations	Total
12.31.2018	GET	DIS	COM
TOTAL ASSETS	18,573,953	12,331,603	227,287	1,264,748	675,286	3,359,407	(502,184)	35,930,100
CURRENT ASSETS	1,722,519	3,971,915	181,077	88,239	204,725	1,214,523	(705,152)	6,677,846
NON-CURRENT ASSETS	16,851,434	8,359,688	46,210	1,176,509	470,561	2,144,884	202,968	29,252,254
Long term assets	4,660,867	2,968,282	43,564	88,798	466,942	1,950,280	(164,473)	10,014,260
Investments	2,212,271	1,343	2,442	-	-	152,178	-	2,368,234
Property, plant and equipment	9,728,872	-	51	1,071,489	-	40,251	-	10,840,663
Intangible assets	249,424	5,390,063	153	16,222	3,619	2,175	367,441	6,029,097

34.4    Statement of income by reportable segment

STATEMENT OF INCOME	Electric Energy				TEL	GAS	HOL	Intersegment operations	Total
	GET		DIS	COM
12.31.2019	GER	TRA
NET OPERATING REVENUES	3,368,375	871,510	10,401,301	1,810,901	418,030	866,884	-	(1,492,727)	16,244,274
Net operating revenues - third-parties	2,233,367	643,596	10,352,690	1,773,765	375,030	865,826	-	-	16,244,274
Net operating revenues - between segments	1,135,008	227,914	48,611	37,136	43,000	1,058	-	(1,492,727)	-
OPERATING COSTS AND EXPENSES	(1,659,225)	(479,538)	(9,579,915)	(1,608,245)	(604,616)	(662,306)	(59,232)	1,492,727	(13,160,350)
Energy purchased for resale	(262,288)	-	(5,424,207)	(1,590,272)	-	-	-	1,171,493	(6,105,274)
Charges for use of the main transmission grid	(451,107)	-	(1,044,135)	-	-	-	-	245,967	(1,249,275)
Personnel and management	(217,792)	(139,662)	(822,772)	(13,041)	(73,890)	(36,932)	(21,293)	-	(1,325,382)
Pension and healthcare plans	(37,955)	(25,027)	(155,784)	(1,481)	(11,384)	(4,122)	(2,573)	-	(238,326)
Materials and supplies	(10,987)	(3,766)	(64,419)	(15)	(1,955)	(217)	(793)	-	(82,152)
Raw materials and supplies for generation	(50,388)	-	-	-	-	-	-	1,036	(49,352)
Natural gas and supplies for gas business	-	-	-	-	-	(585,233)	-	-	(585,233)
Third party services	(108,309)	(38,092)	(397,390)	(1,718)	(87,113)	(12,971)	(16,734)	49,206	(613,121)
Depreciation and amortization	(551,576)	(12,987)	(343,597)	(44)	(152,863)	(30,480)	(2,289)	-	(1,093,836)
Provision (reversal) for litigations	(45,212)	(24,398)	(164,705)	(156)	(14,072)	(292)	(9,086)	-	(257,921)
Impairment of assets	117,648	-	-	-	-	-	3,041	-	120,689
Other estimated losses, provisions and reversals	43,207	(41,350)	(137,680)	(4)	(100,691)	(1,063)	(2)	-	(237,583)
Construction cost	-	(175,220)	(904,023)	-	-	(12,153)	-	-	(1,091,396)
Other operating costs and expenses, net	(84,466)	(19,036)	(121,203)	(1,514)	(162,648)	21,157	(9,503)	25,025	(352,188)
EQUITY IN EARNINGS OF INVESTEES	14,840	85,752	-	(280)	-	-	6,445	-	106,757
PROFIT (LOSS) BEFORE FINANCIAL
INCOME AND TAX	1,723,990	477,724	821,386	202,376	(186,586)	204,578	(52,787)	-	3,190,681
Financial income	80,632	20,637	355,152	3,004	20,760	53,625	217,057	(626)	750,241
Financial expenses	(457,528)	(138,947)	(273,909)	(220)	(53,857)	(10,439)	(304,453)	626	(1,238,727)
OPERATING PROFIT (LOSS)	1,347,094	359,414	902,629	205,160	(219,683)	247,764	(140,183)	-	2,702,195
Income tax and social contribution	(289,831)	(54,695)	(201,236)	(69,854)	68,644	(74,791)	(17,563)	-	(639,326)
NET INCOME (LOSS)	1,057,263	304,719	701,393	135,306	(151,039)	172,973	(157,746)	-	2,062,869

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME	Electric Energy				TEL	GAS	HOL	Intersegment operations	Total
	GET		DIS	COM
12.31.2018	GER	TRA
NET OPERATING REVENUES	3,007,565	904,826	9,972,442	1,341,162	421,408	588,532	-	(1,301,155)	14,934,780
Net operating revenues - third-parties	2,116,875	680,567	9,932,267	1,341,162	364,741	582,895	-	(83,727)	14,934,780
Net operating revenues - between segments	890,690	224,259	40,175	-	56,667	5,637	-	(1,217,428)	-
OPERATING COSTS AND EXPENSES	(1,619,431)	(561,850)	(9,474,473)	(1,354,578)	(369,201)	(515,594)	(57,993)	1,276,499	(12,676,621)
Energy purchased for resale	(417,918)	-	(5,577,719)	(1,338,473)	-	-	-	972,932	(6,361,178)
Charges for use of the main transmission grid	(408,347)	-	(1,012,062)	-	-	-	-	243,629	(1,176,780)
Personnel and management	(214,855)	(147,139)	(837,728)	(13,734)	(92,472)	(34,896)	(16,961)	-	(1,357,785)
Pension and healthcare plans	(36,379)	(25,884)	(159,842)	(1,507)	(13,892)	(3,881)	(2,365)	-	(243,750)
Materials and supplies	(11,637)	(5,054)	(60,379)	(65)	(1,763)	(2,110)	(749)	-	(81,757)
Raw materials and supplies for generation	(25,367)	-	-	-	-	-	-	5,638	(19,729)
Natural gas and supplies for gas business	-	-	-	-	-	(412,618)	-	-	(412,618)
Third party services	(119,668)	(33,489)	(339,399)	(1,700)	(91,127)	(17,034)	(32,311)	62,501	(572,227)
Depreciation and amortization	(353,916)	(11,386)	(301,581)	(16)	(58,209)	(22,759)	(1,312)	-	(749,179)
Provision (reversal) for litigations	18,059	7,879	(222,057)	9	(12,844)	(154)	(10,528)	-	(219,636)
Impairment of assets	22,312	-	-	-	-	-	1,648	(5,040)	18,920
Other estimated losses, provisions and reversals	55,457	(49,486)	(77,985)	(935)	(12,749)	(6,017)	(14,266)	-	(105,981)
Construction cost	-	(277,259)	(741,855)	-	-	(13,478)	-	(19,616)	(1,052,208)
Other operating costs and expenses, net	(127,172)	(20,032)	(143,866)	1,843	(86,145)	(2,647)	18,851	16,455	(342,713)
EQUITY IN EARNINGS OF INVESTEES	5,514	123,676	-	(15)	-	-	6,713	-	135,888
PROFIT (LOSS) BEFORE FINANCIAL
INCOME AND TAX	1,393,648	466,652	497,969	(13,431)	52,207	72,938	(51,280)	(24,656)	2,394,047
Financial income	119,196	29,163	335,377	6,065	16,808	29,454	305,344	(27,492)	813,915
Financial expenses	(517,832)	(136,455)	(308,319)	(104)	(41,713)	(31,865)	(243,169)	27,492	(1,251,965)
OPERATING PROFIT (LOSS)	995,012	359,360	525,027	(7,470)	27,302	70,527	10,895	(24,656)	1,955,997
Income tax and social contribution	(327,598)	(75,361)	(148,244)	2,632	(2,853)	(10,909)	41,957	8,383	(511,993)
NET INCOME (LOSS)	667,414	283,999	376,783	(4,838)	24,449	59,618	52,852	(16,273)	1,444,004

STATEMENT OF INCOME	Electric Energy				TEL	GAS	HOL	Intersegment operations	Total
	GET		DIS	COM
12.31.2017	GER	TRA
NET OPERATING REVENUES	3,176,811	819,623	9,358,664	664,495	380,550	515,563	-	(891,133)	14,024,573
Net operating revenues - third-parties	2,851,644	640,199	9,324,633	664,495	306,473	510,010	-	(272,881)	14,024,573
Net operating revenues - between segments	325,167	179,424	34,031	-	74,077	5,553	-	(618,252)	-
OPERATING COSTS AND EXPENSES	(1,768,390)	(546,510)	(9,071,359)	(654,445)	(286,363)	(309,213)	(139,784)	891,133	(11,884,931)
Energy purchased for resale	(290,019)	-	(5,717,970)	(654,026)	-	-	-	596,565	(6,065,450)
Charges for use of the main transmission grid	(352,958)	-	(554,805)	-	-	-	-	195,733	(712,030)
Personnel and management	(218,456)	(122,515)	(822,963)	(12,993)	(107,874)	(35,761)	(22,782)	-	(1,343,344)
Pension and healthcare plans	(38,782)	(22,733)	(154,285)	(1,415)	(14,800)	(3,577)	(2,005)	-	(237,597)
Materials and supplies	(12,463)	(4,732)	(60,320)	(27)	(2,978)	(1,936)	(668)	-	(83,124)
Raw materials and supplies for generation	(102,719)	-	-	-	-	-	-	5,359	(97,360)
Natural gas and supplies for gas business	-	-	-	-	-	(309,542)	-	-	(309,542)
Third party services	(120,993)	(24,609)	(347,393)	(1,280)	(67,612)	(22,670)	(15,089)	78,131	(521,515)
Depreciation and amortization	(368,987)	(7,201)	(285,835)	(9)	(39,553)	(28,753)	(1,261)	-	(731,599)
Provision (reversal) for litigations	(39,733)	(81,210)	(168,600)	(156)	(3,648)	854	(93,880)	-	(386,373)
Impairment of assets	3,886	-	-	-	-	123,586	(4,690)	-	122,782
Other estimated losses, provisions and reversals	(9,397)	1,107	(83,916)	-	(8,309)	(1,433)	-	-	(101,948)
Construction cost	-	(272,216)	(717,351)	-	-	(14,314)	-	-	(1,003,881)
Other operating costs and expenses, net	(217,769)	(12,401)	(157,921)	15,461	(41,589)	(15,667)	591	15,345	(413,950)
EQUITY IN EARNINGS OF INVESTEES	(5,777)	93,145	-	(564)	-	-	14,935	-	101,739
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	1,302,644	366,258	287,305	9,486	94,187	206,350	(124,849)	-	2,141,381
Financial income	73,433	13,313	380,597	6,515	11,828	38,821	186,660	(11,857)	699,310
Financial expenses	(565,837)	(123,707)	(343,540)	(322)	(30,691)	(64,433)	(331,077)	11,857	(1,447,750)
OPERATING PROFIT (LOSS)	810,240	255,864	324,362	15,679	75,324	180,738	(269,266)	-	1,392,941
Income tax and social contribution	(191,899)	(30,515)	22,893	(2,638)	(21,272)	(66,785)	15,530	-	(274,686)
NET INCOME (LOSS)	618,341	225,349	347,255	13,041	54,052	113,953	(253,736)	-	1,118,255

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.5    Additions to noncurrent assets by reportable segment

	Electric Energy			TEL	GAS	HOL	Total
12.31.2019	GET	DIS	COM
Contract assets	-	917,577	-	-	17,590	-	935,167
Property, plant and equipment	522,744	-	14	59,216	-	285	582,259
Intangible assets	4,272	-	3	486	-	271	5,032
Right-of-use asset	33,461	66,621	8	9,950	16,933	402	127,375
IFRS 16 Initial adoption (Note 27.1)	32,919	60,494	-	9,868	14,356	385	118,022
Additions for the period	542	6,127	8	82	2,577	17	9,353

	Electric Energy			TEL	GAS	HOL	Total
12.31.2018	GET	DIS	COM
Contract assets	-	797,832	-	-	15,618	-	813,450
Property, plant and equipment	1,160,967	-	4	308,242	-	267	1,469,480
Intangible assets	6,351	-	-	1,235	-	3	7,589

	Electric Energy			TEL	GAS	HOL	Total
12.31.2017	GET	DIS	COM
Property, plant and equipment	1,077,088	-	7	238,944	-	376	1,316,415
Intangible assets	3,996	757,709	101	2,200	13,745	635	778,386

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35  Financial Instruments

35.1    Categories and determination of fair value of financial instruments

	Note	Level	12.31.2019		12.31.2018
			Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents (a)	5	1	2,941,727	2,941,727	1,948,409	1,948,409
Bonds and securities (b)	6	1	2,429	2,429	696	696
Bonds and securities (b)	6	2	279,652	279,652	343,600	343,600
Accounts receivable - distribution concession (c)	10.1 and 10.2	3	1,161,203	1,161,203	1,105,282	1,105,282
Accounts receivable - generation concession (d)	10.5	3	69,182	69,182	65,811	65,811
Fair value in the purchase and sale of power in the active market (e)	12	3	460,635	460,635	14,793	14,793
Other temporary investments (f)		1	15,566	15,566	11,557	11,557
Other temporary investments (f)		2	12,168	12,168	7,954	7,954
			4,942,562	4,942,562	3,498,102	3,498,102
Amortized cost
Collaterals and escrow accounts (a)			147	147	203	203
Collateral and escrow deposits - STN (g)	21.1		98,433	102,733	89,555	76,524
Trade accounts receivable (a)	7		3,182,567	3,182,567	3,107,006	3,107,006
CRC Transferred to the Paraná State Government (h)	8		1,350,685	1,479,683	1,445,042	1,546,469
Sectorial financial assets (a)	9		473,989	473,989	678,819	678,819
Accounts receivable - concessions - RBSE (c)	10.4		739,269	739,269	753,826	753,826
Accounts receivable - concessions - bonus from the grant (i)	10.3		647,984	738,483	625,772	714,880
			6,493,074	6,716,871	6,700,223	6,877,727
Total financial assets			11,435,636	11,659,433	10,198,325	10,375,829

Financial liabilities

Fair value in the purchase and sale of power (e)	28	3	251,973	251,973	11,007	11,007
Derivatives fair value - forward contracts	28	3	1,203	1,203	-	-
			253,176	253,176	11,007	11,007
Amortized cost
Sectorial financial liabilities (a)	9		102,284	102,284	96,531	96,531
Ordinary financing of taxes with the federal tax authorities (g)	13.2		18,063	18,001	86,632	84,383
Special Tax Regularization Program - Pert (g)	13.2		497,207	446,448	518,442	469,304
Accounts payable to suppliers (a)	20		1,873,193	1,873,193	1,469,199	1,469,199
Loans and financing (g)	21		3,168,710	3,204,188	4,047,307	4,012,621
Debentures (J)	22		8,540,366	8,540,366	7,518,131	7,518,133
Accounts payable related to concession (k)	26		612,587	694,742	584,163	687,869
Lease liabilities (a)	27		96,604	96,604	-	-
			14,909,014	14,975,826	14,320,405	14,338,040
Total financial liabilities			15,162,190	15,229,002	14,331,412	14,349,047
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

b)      Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

c)      The criteria are disclosed in Note 4.4 to the financial statements.

d)      The fair values of generation assets approximate their carrying amounts, according to Note 4.4 of these Financial Statements.

e)      The fair values of assets and liabilities are equivalent to their carrying amounts according to Note 4.15 of these Financial Statements.

f)       Investments in other companies, stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1 and determined in view of the comparative assessment model for assets classified as level 2.

g)      The cost of the last borrowing taken out by the Company is used as a basic assumption, 120.0% of CDI, for discount of the expected payment flows.

h)      The Company based its calculation on the comparison with a long-term and post-fixed National Treasury Bond (NTN-B) maturing on August 15, 2026, which yields approximately 2.97% p.a. plus the IPCA inflation index.

i)        Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by ANEEL auction notice 12/2015 (9.04%).

j)        Calculated from the Unit Price quotation (PU) for December 31, 2019, obtained from the Brazilian Association of Financial and Capital Markets (ANBIMA), net of unamortized financial cost.

k)      Actual net discount rate of 8.16% p.a., in line with the Company's estimated rate for long-term projects.

35.2    Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

35.2.1     Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Exposure to credit risk	12.31.2019	12.31.2018
Cash and cash equivalents (a)	2,941,727	1,948,409
Bonds and securities (a)	282,081	344,296
Pledges and restricted deposits linked (a)	98,580	89,758
Trade accounts receivable (b)	3,182,567	3,107,006
CRC Transferred to the Paraná State Government (c)	1,350,685	1,445,042
Sectorial financial assets (d)	473,989	678,819
Accounts receivable - distribution concession (e)	1,161,203	1,105,282
Accounts receivable - concessions - RBSE (f)	739,269	753,826
Accounts receivable - concessions - Bonus from the grant (g)	647,984	625,772
Accounts receivable - generation concessions (h)	69,182	65,811
Other temporary investments (i)	27,734	19,511
	10,975,001	10,183,532

a)      The Company manages the credit risk of its assets in accordance with the Management’s policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)      The risk arises from the possibility that the Company might incur losses resulting from difficulties to receive its billings to customers. This risk is directly related to internal and external factors to Copel. To mitigate this type of risk, the Company manages its accounts receivable, detecting defaulting consumers, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards.

c)      Management believes this credit risk is low because repayments are secured by resources from dividends.

d)      Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, corresponding to the costs not recovered through the tariff.

e)      Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, referring to investments in infrastructure not recovered through the tariff.

f)       Management considers the credit risk reduced to the balance of RBSE assets, even in light of the injunctions that temporarily reduced the RAP to be received, as described in Note 10.4.

g)      Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

h)      For the generation concession assets, ANEEL published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (Valor novo de reposição – VNR), for the purposes of indemnification. Management's expectation of indemnification for these assets supports recoverability of the balances recorded, as described in Note 10.5.

i)        This risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.

35.2.2     Liquidity risk

The Company's liquidity risk consists of the possibility of having insufficient funds, cash or other financial assets, to settle obligations on their scheduled maturity dates.

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

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. As from 2024, 2023 indicators are repeated on an unaltered basis throughout the forecast period.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Less than	1 to 3	3 months	1 to 5	Over
	Interest (a)	1 month	months	to 1 year	years	5 years	Total
12.31.2019
Loans and financing	Note 21	31,783	115,995	308,094	2,063,354	1,666,502	4,185,728
Debentures	Note 22	391,329	61,304	1,049,225	7,256,323	1,655,253	10,413,434
Accounts payable related	Rate of return +
to concession	IGP-M and IPCA	6,099	12,198	56,222	336,027	1,389,334	1,799,880
Accounts payable to suppliers	-	1,313,913	291,700	127,030	140,550	-	1,873,193
Ordinary financing of taxes
with the federal tax authorities	Selic	6,037	12,117	-	-	-	18,154
Special Tax Regularization Program - Pert	Selic	4,122	8,282	37,820	219,788	335,681	605,693
Sectorial financial liabilities	Selic	-	-	-	108,367	-	108,367
Lease liabilities	Note 27	3,485	6,980	31,793	73,515	11,226	126,999
		1,756,769	508,576	1,610,184	10,197,923	5,057,996	19,131,448
(a) Effective interest rate - weighted average.

As disclosed in Notes 21.5 and 22.3, the Company have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

35.2.3     Market risk

Market risk is the risk that the fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a)     Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company's foreign currency indebtedness is not significant, and it is not exposed to foreign exchange derivatives. The Company monitors all relevant foreign exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is transferred to customers in Copel DIS's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagás reporting losses on the fluctuations in foreign exchange rates, increasing the amount in Reais of the accounts payable related to the gas acquired from Petrobras. This risk is mitigated by the monitoring and transfer of the price fluctuation through tariff, when possible. The Company monitors these fluctuations on an ongoing basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the US dollar on its loans and financing subject to currency risk.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The baseline scenario takes into account the existing balances in each account as of December 31, 2019 and the probable scenario assumes a variation in the foreign exchange rate - prevailing at the end of the period (R$/US$ 4.60) based on the median market expectation for 2020 reported in the Central Bank's Focus report of April 9, 2020. For the scenarios 1 and 2, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

.		Baseline	Projected scenarios - Dec.2020
Foreign exchange risk	Risk	12.31.2019	Probable	Scenario 1	Scenario 2
Financial assets
Collaterals and escrow accounts - STN	USD depreciation	98,433	13,903	(14,181)	(42,265)
.		98,433	13,903	(14,181)	(42,265)
Financial liabilities
Loans and financing - STN	USD appreciation	(108,983)	(15,393)	(46,487)	(77,581)
Suppliers
Eletrobras (Itaipu)	USD appreciation	(222,431)	(31,416)	(94,878)	(158,340)
Acquisition of gas	USD appreciation	(79,174)	(11,183)	(33,772)	(56,361)
		(410,588)	(57,992)	(175,137)	(292,282)

In addition to the sensitivity analysis required by CVM Resolution 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments held as of December 31, 2019, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)     Foreign exchange risk - euro

This risk arises from the possibility of loss due to fluctuations in exchange rates affecting fair value of Non-Deliverable Forward (NDF) transactions, whose gains and losses are recognized in the Company's statement of income.

Based on the notional amount of 22 million euros outstanding as of December 31, 2019, the fair value was estimated by the difference between the amounts contracted under the respective terms and the forward currency quotations (B3 reference rates), discounted to present value at the fixed rate as of the same date. The liability balance, recorded as of December 31, 2019, is shown in Note 28.

Sensitivity analysis of operations with derivative financial instruments

The Company developed a sensitivity analysis in order to measure the impact from exposure to fluctuation in exchange rate to Euro (€).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The sensitivity analyses were prepared in accordance with CVM Instruction 475/08, considering, for scenarios 1 and 2, 25% and 50% increase or decrease in exchange rates, applied to the forward rate as of December 31, 2019. The results obtained are shown below:

	Exchange rate variation	Baseline	Projected scenarios
		12.31.2019	Scenario 1	Scenario 2
Gains (losses) on operations with derivative financial instruments	Increase	(1,203)	23,777	48,757

	Decrease	(1,203)	(26,183)	(51,163)

c)     Interest rate and monetary variation risk

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

The baseline scenario takes into account the existing balances in each account as of December 31, 2019 while the probable scenario assumes balances reflecting varying indicators (CDI/Selic: 3.25%, IPCA: 2.52%, IGP-DI: 4.93%, IGP-M: 4.83% and TJLP: 5.20%) estimated as market average projections for 2020 according to the Focus Report issued by the Central Bank of Brazil as of April 9, 2020, except TJLP that considers the Company's internal projection.

For the scenarios 1 and 2, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

.		Baseline	Projected scenarios - Dec.2020
Interest rate risk and monetary variation	Risk	12.31.2019	Probable	Scenario 1	Scenario 2
Financial assets
Bonds and securities	Low CDI/SELIC	282,081	9,168	6,876	4,584
Collaterals and escrow accounts	Low CDI/SELIC	147	5	4	2
CRC Transferred to the Paraná State Government	Low IGP-DI	1,350,685	66,589	49,942	33,294
Sectorial financial assets	Low Selic	473,989	15,405	11,553	7,702
Accounts receivable - concessions	Low IPCA	2,548,456	64,221	48,166	32,111
Accounts receivable - generation concessions	Undefined (a)	69,182	-	-	-
		4,724,540	155,387	116,540	77,693
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(679,976)	(22,099)	(27,624)	(33,149)
BNDES	High TJLP	(2,198,064)	(114,299)	(142,874)	(171,449)
BNDES	High IPCA	(8,288)	(209)	(261)	(313)
Banco do Brasil - BNDES Transfer	High TJLP	(95,807)	(4,982)	(6,227)	(7,473)
Caixa Econômica Federal	High TJLP	(331)	(17)	(22)	(26)
Other	No risk	(77,261)	-	-	-
Debentures	High CDI/SELIC	(6,464,603)	(210,100)	(262,624)	(315,149)
Debentures	High IPCA	(1,950,591)	(49,155)	(61,444)	(73,732)
Debentures	High TJLP	(125,172)	(6,509)	(8,136)	(9,763)
Sectorial financial liabilities	High Selic	(102,284)	(3,324)	(4,155)	(4,986)
Ordinary financing of taxes with the federal tax authorities	High Selic	(18,063)	(587)	(734)	(881)
Special Tax Regularization Program - Pert	High Selic	(497,207)	(16,159)	(20,199)	(24,239)
Accounts payable related to concession	High IGP-M	(563,756)	(27,793)	(34,741)	(41,690)
Accounts payable related to concession	High IPCA	(48,831)	(1,231)	(1,538)	(1,846)
.		(12,830,234)	(456,464)	(570,580)	(684,697)
(a) Risk assessment still requires ruling by the Granting Authority.

In addition to the sensitivity analysis required by CVM Resolution 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by IFRS 7 Based on the equity position and the notional value of the financial instruments held as of December 31, 2019, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

35.2.4     Electricity shortage risk

Approximately 64% of installed capacity in Brazil currently comes from hydroelectric generation, as informed by the Generation Information Bank of ANEEL, which makes Brazil and the geographic region in which we operate subject to unpredictable hydrological conditions, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Since 2014, the reservoirs of the Southeast/Midwest, North and Northeast Brazilian regions have been subject to adverse climate situations, leading agencies responsible for this industry to adopt water resources optimization measures to guarantee fully meeting electricity demand.

The Electric Sector Monitoring Committee (CMSE) has maintained the energy deficit risk indicators within the safety margin in short-term projections. The same position is adopted by ONS regarding the risk of deficit in the medium term, as stated in the 2019-2023 Energy Operation Plan - PEN 2019.

Although dam storage levels are not ideal, from the standpoint of regulatory agencies, when combined with other variables, such as a slower consumption growth, they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council (Conselho Nacional de Política Energética - CNPE) (maximum risk of 5%) in all subsystems.

35.2.5     Risk of GSF impacts

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia - MRE) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee (Garantia Física - GF) and is also calculated centrally. Unlike PLD, which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

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

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

For the contracts in the ACR, Law 13,203/2015 allowed the generators to contract insurance for electricity demand (load), by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the Mauá, Santa Clara, Fundão, Baixo Iguaçu and Colíder Thermoelectric Plants and Cavernoso II Small HPP.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, of Angra and the plants whose concessions were renewed in accordance with Law 12,783/2013, as well as in the costs of the contracts for power availability with thermoelectric plants. This is a financial risk, since there is guarantee of neutrality of expenses with energy purchases through a tariff transfer.

35.2.6     Risk of non-renewal of concessions - generation and transmission

Currently, the extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013. Concessions for hydroelectric power generation and electric power transmission may be extended, at the discretion of the granting authority, only once, for a period of up to 30 years. Thermoelectric power generation concessions have an extension term limited to 20 years.

The concession operator should request extension of concession at least 60 months before the final contract date or after granting of concessions to hydroelectric power generation and electric power transmission and distribution plants, and of up to 24 months for thermoelectric plants. The Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue.

However, in 2019, Decree No. 10,135/2019 was published, which regulated the granting of concession contracts in the electricity sector associated with privatization through sale of control by holder of a public service concession for electricity generation, changing the exploration regime to Independent Power Producer (IPP). According to the Decree, the manifestation of sale of the concession must take place within up to 42 months from the date of the related formal agreement, and any sale must take place within up to 18 months from the concession end date. If sale of control of the venture does not occur within the specified period, the plant must be subject to auction by the granting authority and the same concessionaire can participate in the auction, if it meets the qualification conditions.

Copel has 2 plants whose concession ends in the next 5 years.

For HPP Governador Bento Munhoz da Rocha Netto (HPP GBM) (1,676 MW), whose concession will end in 2023, the Company has not expressed any interest in extending the concession, as internal studies have shown that the extension through early change of the exploration regime would be economically and financially disadvantageous in relation to exploration of the plant under the current regime until concession end. On March 3, 2020, Copel GeT transferred the concession of HPP GBM to subsidiary F.D.A. Geração de Energia Elétrica S.A. with the purpose of divesting the control of this concessionaire and, thus, allow a new concession grant for 30 years (Note 40.2).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

With respect to HPP São Jorge, whose concession ends in 2024, Copel did not express interest in the renewal and intends, at the end of the concession, to request ANEEL to convert the granting of concession into granting of registration.

Regarding the Figueira HPP concession, expired in March 2019, the Company awaits the conclusion of the related ANEEL procedural steps to execute any amendment to the Concession Agreement. The plant is undergoing a modernization process and will have as direct benefits the improvement in energy efficiency and the reduction of pollutant emissions in the atmosphere, in comparison with the old plant.

According to the law, the Company may express its intention to extend the concession of the Apucaraninha HPP in 2020, and the Guaricana and Chaminé HPPs in 2021. If the Company does not express an interest in the extension of the current regime at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, must be returned to the Concession Grantor.

Copel GeT does not have any transmission concession ending in the next ten years.

35.2.7     Risk on non-renewal of concessions – distributions of electricity

The fifth amendment to Copel DIS's concession contract No. 46/1999 imposes economic and financial efficiency covenants and indicators that consider the duration and frequency of service interruptions (DECi and FECi). Failure to comply with the conditions will result in termination of the concession (clause eighteen, subclause one), with due regard for the provisions of the contract, particularly the right to full defense and adversary system.

Indicators and penalties

Year	Indicator	Criteria	Penalties
Until 2020	Economic - financial efficiency and quality	2 consecutive years or at the end of the 5-year period (2020)	Extinction of the dividend
	Quality Indicators	2 consecutive years or 3 times	Distribution limitation concession and interest on equity
	Economic - financial efficiency	In 5 years in the base year	Capital Increase (a)
From the 6th year of (2021)	Economic and financial efficiency	2 consecutive years	Concession termination
	Quality Indicators	3 consecutive years
(a) Within 180 days from the end of each fiscal year, in the totality of the insufficiency that occurs to reach the Minimum Economic and Financial Sustainability Parameter.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Targets defined for Copel Distribuição in the first five years after extension of the concession agreement

			Quality - limits (a)		Quality (Performed)
Year	Economic and Financial Management	Realized	DECi (b)	FECi (b)	DECi	FECi
2016			13.61	9.24	10.80	7.14
2017	EBITDA = 0 (c)	661,391	12.54	8.74	10.41	6.79
2018	EBITDA (-) QRR = 0 (d)	550,675	11.23	8.24	10.29	6.20
2019	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (0.8 * SELIC) (e)		10.12	7.74	9,10(f)	6,00(f)
2020	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (1.11 * SELIC) (e)		9.83	7.24	-	-
(a) According to Aneel’s Technical Note No. 0335/2015.
(b) DECi - Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi - Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.

(c) Regulatory EBTIDA adjusted for non-recurring events (Voluntary retirement program, post-employment benefit, provisions and reversals) according to sub-clause six, of the Fifth Amendment to the Concession Agreement.

(d) QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review (RTP), plus General Market Price Index (IGPM) variation between the month preceding the RTP and the month preceding the twelve-month period of the economic and financial sustainability measurement.

(e) Selic: limited to 12.87% p.y.
(f) DECi / FECi in 2019: preliminary data

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

35.2.9     Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law 10,484/2014 and Decree 5,163/2004, which determine that the purchase of energy must be in the volume necessary to serve 100% of the distributor's market.

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

Since 2016, the distribution segment has been exposed to a general overcontracting scenario, as most companies determined contracting levels higher than 105%. Considering that several factors that have contributed to this situation are extraordinary and unavoidable by the distributors, such as the involuntary allocation of physical guarantee quotas and the broad migration of consumers to the free market, ANEEL and MME implemented a series of measures aiming at the mitigation of overcontracting.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In relation to the contracting of 2019, the scenarios of supply and demand indicate the occurrence of over contracting 105.8% by Copel DIS. Nevertheless, considering that this situation arises mainly from the migration of consumers to the free market, it is considered that the distributor maintains the guarantee of neutrality preserved, since this factor is subject to the recognition of involuntary over contracting.

35.2.10  Gas shortage risk

The natural gas market in Paraná is composed of Compagás' consumers (non-thermal market) and the Araucária Thermoelectric Plant (UEG Araucária). This market is supplied by contracts with Petrobras that uses the transportation infrastructure of the Brazil-Bolivia gas pipeline (Gasbol). Compagás has a contract for the supply of natural gas from Bolivia until December 2021, and is making a public bidding for the supply of natural gas as from January 2022. UEG Araucária, on the other hand, negotiates short-term natural gas contracts for not having electricity generated contracted in the regulated environment.

In the current situation of the natural gas sector in Brazil, the New Gas Market program is coordinated by the Ministry of Mines and Energy together with the Civil House of the Presidency of the Republic, the Ministry of Economy, the Administrative Council for Economic Defense, the National Petroleum Agency and the Energy Research Company - EPE, whose purpose is to open the natural gas market in order to make it dynamic, competitive, integrated with the electric and industrial sector, with an improved regulation.

Within the scope of the New Gas Market, the offer of natural gas already demonstrates growth and diversification, having as alternatives the import of gas from Bolivia, import of liquefied natural gas (LNG) that has a large world offer, use of natural gas from onshore basins and greater use of natural gas from the pre-salt which has large volumes to be extracted.

In relation to the transportation network, the changes in regulation to allow access to new agents, the public call of TBG (Gasbol transporter) that establishes a new capacity contracting regime in the gas pipeline and the Gas Pipeline Indicative Plan (PIG) coordinated by EPE, give a vision of better structuring of the sector and adequate planning to meet current and future demands, even though investments are needed for the latter.

A possible shortage in gas supply could result in losses to Copel due to a reduction in revenue from the natural gas distribution service provided by Compagás, as well as any penalty resulting from non-compliance with the obligations contained in the concession contract. In addition, in this scenario, UEG Araucária would probably be kept out of operation. However, this risk is considered low in view of the situation of the New Gas Market.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.2.11  Risk of non-performance of windfarms

The power generation purchase and sale contracts for wind power are subject to performance clauses, which provide for a minimum annual and four-year generation of the physical guarantee committed in the auction. Ventures are subject to climatic factors associated with wind velocity uncertainties. Non-compliance with what is stated in the agreement may jeopardize future revenues of the Company. At December 31, 2019, the consolidated balance of the provision recorded in liabilities referring to the non-performance is R$ 65,790 (R$ 83,525, at December 31, 2018), which may be offset by higher future production, measured within the annual and/or four-yearly contractual cycle.

35.2.12  Risk related to price of power purchase and sale transactions

The Company operates in the electricity purchase and sale market with the objective of achieving results with variations in the price of electricity, respecting the risk limits pre-established by Management. This activity, therefore, exposes the Company to the risk of future electricity prices.

Future electricity purchase and sale transactions are recognized at fair value through profit or loss, determined by the difference between the contracted price and the future market price estimated by the Company.

On December 31, 2019, based on the notional amounts of R$ 4,448,602 (R$ 222,928 on 12.31.2018) for purchase contracts and R$ 4,089,801 (R$ 95,382 on 12.31.2018) for electricity sales contracts, the fair value was estimated using the prices defined internally by the Company in the last week of December 2019, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by Anbima, on January 2, 2020, adjusted for credit risk and additional project risk.

The balances referring to these outstanding transactions as of December 31, 2019 are shown below. The variation in relation to the net balance of R$ 3,786, on December 31, 2018, results from the increase in the level of contracting in the free energy market.

	Assets	Liabilities	Net
Current	13,540	(7,152)	6,388
Noncurrent	447,095	(244,821)	202,274
	460,635	(251,973)	208,662

Sensitivity analysis on the power purchase and sale transactions

The main risk factor is the exposure to variation of energy market prices. The variation of the discount rate does not have a relevant impact on the fair value determined.

The sensitivity analyses were prepared in accordance with CVM Instruction 475/08. For the probable scenario, the balances were updated with the market price curve, the credit risk rate and the NTN-B rate on April 7, 2020.For scenarios 1 and 2, the increase or decrease of 25% and 50% in future prices, applied to market prices of December 31, 2019. The results obtained are as follows:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Price	Baseline	Projected scenarios
	variation	12.31.2019	Probable	Scenario 1	Scenario 2
Gains (losses) on purchase and sale of energy in active market	Increase	208,662	192,103	270,953	349,803

	Decrease	208,662	192,103	113,253	34,402

35.2.13   Counterparty risk in the energy market

Since free energy market still does not have a counterparty acting as guarantor of all agreements (clearing house), there is a bilateral risk of default. Thus, the Company is exposed to the risk of failure in the supply of energy contracted by the seller. In the event of such failure, the Company must buy energy at the spot market price, being further subject to regulatory penalties and loss of amounts paid.

The Company follows a policy that establishes limits for possible operations with each counterparty, after analyzing its credit worthiness, maturity and history.

In addition, even if our policy is more restrictive, and the counterparties present good financial condition, the Company is exposed to systemic events in which the default of one agent ends up affecting other energy trading companies in a "domino effect" until reaching the Company's counterparties.

35.3    Capital management

The Company seeks to keep a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of borrowings and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all stakeholders in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate limit established in the debt indentures provides for maintenance of ratio below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2019, the ratio attained is shown below:

	31.12.2019	31.12.2018
Loans and financing	3,142,383	4,047,307
Debentures	8,429,710	7,518,131
(-) Cash and cash equivalents	(2,941,727)	(1,948,409)
(-) Bonds and securities (current)	(3,112)	(124,862)
(-) Bonds and securities (noncurrent)	(121,617)	(112,604)
(-) Collaterals and escrow accounts STN	(98,433)	(89,555)
Adjusted net debt	8,407,204	9,290,008
Net Income	2,062,869	1,444,004
Equity in earnings of investees	(106,757)	(135,888)
Deferred IRPJ and CSLL	205,771	(68,072)
Provision for IRPJ and CSLL	433,555	580,065
Financial expenses (income), net	488,486	438,050
Depreciation and amortization	1,093,836	749,179
Adjusted ebitda	4,177,760	3,007,338
Adjusted net debt / Adjusted ebitda	2.01	3.09

35.3.1     The equity to debt ratio is shown below:

Indebtedness	12.31.2019	12.31.2018
Loans and financing	3,168,710	4,047,307
Debentures	8,540,366	7,518,131
(-) Cash and cash equivalents	2,941,727	1,948,409
(-) Bonds and securities	282,081	344,296
Net debt	8,485,268	9,272,733
Equity	17,598,212	16,336,214
Equity indebtedness	0.48	0.57

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

36  Related Party Transactions

		Assets		Liabilities	Revenue			Cost / Expense
Related parties / Nature of operation	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2017	12.31.2019	12.31.2018	12.31.2017
Controlling shareholder
State of Paraná - dividends payable	-	-	190,664	112,196	-	-	-	-	-	-
CRC Transfer (Note 8)	1,350,685	1,445,042	-	-	184,229	188,797	90,712	-	-	-
Luz Fraterna Program (a)	7,478	10,353	-	-	-	-	-	-	-	-
Tarifa Rural Noturna Program (a)	7,639	-	-	-	-	-	-	-	-	-
Morar Bem Paraná Program	-	-	-	-	-	-	1,165	-	-	-
Remuneration and employ social security charges assigned (b)	33	1,248	-	-	-	-	-	-	-	-
Telecommunication services (c)	16,312	15,788	-	-	43,079	41,375	40,396	-	-	-
Meteorological System of Paraná - Simepar (d)	-	-	185	181	-	-	-	(2,171)	(1,559)	(1,752)
Entities with significant influence
BNDES and BNDESPAR - dividends payable (e)	-	-	130,204	80,144	-	-	-	-	-	-
Financing (Note 21)	-	-	2,231,409	2,208,920	-	-	-	(175,461)	(131,379)	(140,537)
Debentures - Compagás (Note 22)	-	-	11,783	17,651	-	-	-	(1,194)	(2,625)	(5,242)
Debentures - wind farms (Note 22) (f)	-	-	253,877	268,286	-	-	-	(28,240)	(30,316)	(30,540)
State of Paraná investee									-	-
Sanepar (c) (g)	294	-	311	273	4,710	4,200	3,699	(5,852)	(5,227)	(1,783)
Use of water withdrawn from plants’ reservoirs	-	144	-	-	480	-	-	-	-	-
Joint ventures
Voltalia São Miguel do Gostoso - mutual	-	-	-	-	-	294	3,513	-	-	-
Dividends	1,032	1,032	-	-	-	-	-	-	-	-
Caiuá Transmissora de Energia (c) (h) (i) (j)	256	329	1,512	285	2,792	4,250	3,792	(14,233)	(14,869)	(13,700)
Dividends	4,443	3,316	-	-	-	-	-	-	-	-
Integração Maranhense Transmissora (i) (j)	-	-	161	58	-	-	-	(1,938)	(1,797)	(1,468)
Dividends	4,306	6,033	-	-	-	-	-	-	-	-
Matrinchã Transmissora de Energia (i) (j)	-	-	829	316	-	-	-	(10,137)	(9,514)	(6,636)
Dividends	31,793	21,470	-	-	-	-	-	-	-	-
Guaraciaba Transmissora de Energia (i) (j)	-	-	383	136	-	-	-	(4,853)	(4,475)	(3,202)
Dividends	14,846	15,869	-	-	-	-	-	-	-	-
Paranaíba Transmissora de Energia (i) (j)	-	-	638	212	-	-	-	(6,514)	(6,595)	(3,642)
Dividends	5,962	8,544	-	-	-	-	-	-	-	-
Cantareira Transmissora de Energia (i)	-	-	467	170	-	-	-	(5,403)	(1,618)	-
Dividends	7,286	1,461	-	-	-	-	-	-	-	-
Mata de Santa Genebra Transmissão (i) (k)	2,035	5,126	10	-	16,449	6,600	1,950	(340)	-	-
Associates
Dona Francisca Energética S.A. (l)	40	-	1,436	1,436	145	-	-	(16,905)	(16,903)	(17,031)
Foz do Chopim Energética Ltda. (c) (m)	209	193	-	-	2,538	2,668	2,063	-	-	-
Dividends	-	18,071	-	-	-	-	-	-	-	-
Acquisition of power plant projects	-	-	-	19,461	-	-	-	-	-	-
Sercomtel S.A. Telecomunicações (c) (n)	4,436	2,226	-	-	8,354	8,051	8,153	(21)	(4)	(4)
Key management staff									-	-
Fees and social security charges (Note 32.2)	-	-	-	-	-	-	-	(25,860)	(27,368)	(28,876)
Pension and healthcare plans (Note 23.3)	-	-	-	-	-	-	-	(1,560)	(1,725)	(1,690)
Other related parties
Fundação Copel (c)	9	20	-	-	285	299	316	-	-	-
Administrative property rental	-	-	14,662	312	-	-	-	(2,520)	(15,396)	(16,347)
Pension and healthcare plans (Note 23.3)	-	-	1,194,936	968,763	-	-	-	-	-	-
Lactec (c) (o)	4	-	1,507	1,601	746	-	-	(2,787)	(4,026)	(15,912)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

a)      The Luz Fraterna Program created under Law 491/2013 and 17,639/2013 establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 3 and 4 of this law.

In March 2018, the amount of R$ 159,274 was settled. The principal interest, fine and monetary restatement, at December 31, 2019, totaled R$ 158,849. For these charges on electricity bills for the period of September 2010 to June 2015, a lawsuit was filed against the State of Paraná on November 5, 2018, relating to the payment of invoices pursuant to State Law 14,087/2003. We highlight that despite the negotiations maintained by Management, seeking to settle this debt, uncertainties still exist regarding the realization of this asset and therefore, in view of this condition, this asset was not recognized, therefore, in accordance with the current accounting standards. For the tax treatment, as determined by the Federal Revenue of Brazil in the Normative Instruction 1,753/2017, the Company has taxed this revenue.

Management further emphasizes that it is making all necessary efforts and taking all necessary measures to preserve the Company's interests.

The Tarifa Rural Noturna Program of the Paraná State Government, regulated by Decree No. 1,288 of April 30, 2019, provides for the granting of special monthly discount on the electricity tariff and the charges resulting from this service, including on the additional tariff flags, regarding night consumption by consumers addressed by this decree. This program provides for the payment by the Paraná State Government to Copel Distribuição of the amount corresponding to 60% of the electricity consumption by the benefitted consumers, considered to be night-period consumption, as specified in Decree 1,288 of April 30, 2019.

b)      Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.

c)      Revenue of Copel TEL from telecommunications services and lease of equipment and infrastructure. The balances presented are net of expected credit losses.

d)      The Meteorological System of Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

e)      BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 30.1). On December 22, 2018, the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended.

f)       BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.

g)      Basic sanitation provided by Sanepar.

h)      Operation and maintenance services agreement provided by Copel GeT, maturing on May 9, 2021. Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.

i)        Charges for use of the transmission system due by Copel GeT, UEG Araucária and wind farms.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

j)        Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by ANEEL Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.

k)      Agreements entered by Copel GeT: for operation and maintenance services, maturing on February 1, 2023, rendering of owner's engineering services, advisory and consulting services, maturing on May 2020, and facility sharing, maturing on January 1, 2043.

l)        Connection to the transmission system contracts entered by Copel GeT, Costa Oeste and Marumbi, maturing on August 17, 2031 until July 21, 2048. Power purchase and sale agreement made by Copel GeT, maturing on March 31, 2025.

m)    Contracts entered into by Copel GeT: for operation and maintenance, maturing on May 23, 2020, and connection to the transmission system, maturing on January 1, 2043.

n)      Light pole sharing agreement, signed between Sercomtel S.A. Telecomunicações and Copel DIS.

o)      The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, UEGA and Copel DIS, which are subject to prior or later control and approval by ANEEL. Copel COM provides services and sells energy to the institute.

The relevant transactions with related parties are shown above. Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents and other transactions are recorded according to the market prices practiced by the Company.

36.1    Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 21 and 22.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase agreements made by Copel GeT, in the total amount of R$ 4,005 (R$ 3,246 at December 31, 2018) and made by Copel Energia, in the amount of R$ 21,846 (R$ 79,358 at December 31, 2018).

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

			Date	Final	Amount	Balance	Interest	Amount
Company		Operation	issued	maturity	approved	12.31.2019%		guarantees
(1)	Caiuá Transmissora (a)	Financing	12.23.2013	02.15.2029	84,600	57,542	49.0	5,956
(2)	Guaraciaba Transmissora	Financing	09.28.2016	01.15.2031	440,000	374,894	49.0	183,698
(3)	Guaraciaba Transmissora	Debentures	07.15.2018	12.15.2030	118,000	119,561	49.0	58,585
(4)	Mata de Santa Genebra	Financing	11.30.2017	07.15.2033	1,018,500	1,098,965	50.1	550,581
(5)	Mata de Santa Genebra	Debentures	04.15.2019	11.15.2030	210,000	202,767	50.1	101,586
(6)	Cantareira Transmissora de Energia (a)	Financing	12.28.2016	09.15.2032	426,834	453,020	49.0	28,175
(7)	Cantareira Transmissora de Energia	Debentures	01.09.2018	08.15.2032	100,000	103,374	49.0	50,653
								979,234
(a) Guarantee awarded of fixed amount pursuant to the contractual provisions and formal requirements of the financial institution
Financial institution (fund provider): BNDES: (1) (2) (4) (6)
Allocation: Investment program
Guarantees: provided by Copel GeT: (1); provided by Copel: (2) (3) (4) (5) (6) (7).
Operation guarantee: pledge of shares held by Copel Get in the ventures.

Performance bond	Final	Amount	% endorsement	Amount
Company	maturity	Insured	Copel GeT	endorsement
Matrinchã Transmissora	09.30.2020	90,000	49.0	44,100
Guaraciaba Transmissora	04.30.2020	47,000	49.0	23,030
Mata de Santa Genebra	05.31.2020	78,300	50.1	39,228
				106,358

37  Commitments

Commitments related to long-term contracts not yet incurred, and therefore not recognized in the financial statements, are as follows:

	12.31.2019	12.31.2018
Energy purchase and transportation contracts	137,279,155	140,638,024
Additions to property, plant and equipment
Construction of transmission lines and substations	115,732	214,086
Construction of HPP Colíder power plant	-	36,303
Construction of HPP Baixo Iguaçu	-	202,668
Construction of Cutia wind farm	-	40,392
Construction of SHP Bela Vista	111,481	-
Telecommunications works	90,769	115,710
Acquisition of assets for electricity distribution	428,441	528,109
Gas purchase contracts	859,211	1,339,848

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

38  Insurance

Details by peril type and effective date of the main insurance policies can be seen below:

	End	Insured
Policy	of term	amount
Operational risks - HPP Baixo Iguaçu	05.31.2020	2,233,183
Operational risks - HPP Colíder	11.01.2020	2,166,984
Operational risks - Cutia and Bento Miguel	03.29.2021	2,165,557
Nominated Risks	08.24.2020	2,069,590
Operational risks - UEG Araucária (a)	05.31.2021	684,130
Operational risks - Brisa Potiguar	06.27.2020	890,763
Operational risks - HPP Governador Jayme Canet Junior	11.23.2020	799,290
Fire - owned and rented facilities	08.24.2020	662,791
Operational risks - São Bento	06.27.2020	569,835
Operational risks - Elejor	03.11.2021	302,984
(a) The values of the insured of operating risks - UEG Araucária have been translated from USD into BRL, with the current rate R$4.0307 as of December 31, 2019.

In addition to the insurance policies listed above, the Company take out other insurance policies with lower values, such as: Directors and Officers liability (D&O), general civil liability, court award payment guarantee, sundry perils, national and international transportation, life, aircraft and vehicles. The guarantee insurance taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as guarantor, within the limits of their share of interest in each project.

39  Additional information to the Statement of Cash Flows

39.1    Transactions not involving cash

Among the transactions carried out in the line item Contract assets, specified in Notes 11.1 and 11.2, the acquisitions totaled R$ 1,039,234 (R$ 813,450 on December 31, 2018 and R$ 778,386 on December 31,  2017). Of this amount, R$ 48,068 (R$ 50,927 on December 31, 2018 and R$ 30,312 on December 31,  2017) represent the amount of purchases made in installments and not settled through the end of the reporting period.

According to information in Note 17.2, Property, plant and equipment acquisitions totaled R$ 551,162 (R$ 1,455,318 on December 31, 2018 and R$ 1,318,336 on December 31,  2017). Of this amount, R$ 52,446 (R$ 71,454 on December 31, 2018 and R$ 123,268 on December 31,  2017) represent the amount of purchases made in installments and not settled through the end of the reporting period.

In December 2018, there was acquisition in installments of the studies and projects denominated PCH Bela Vista and UHE Salto Grande, for the amount of R$ 19,461, with the company Foz do Chopim Energética Ltda., such liability being recorded in accounts payable to suppliers. In 2019, this acquisition was settled through a matching of accounts with the dividend’s receivable from that supplier, which is part of the Company's consolidated investments as associate.

As described in note 27.1, the additions and remeasurement adjustment occurred in right-of-use assets totaled R$ 13,237, which were recognized matched against lease liabilities.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

40  Subsequent events

40.1    Performance Prize

On February 12, 2020, the Company approved the short-term incentive program, denominated Performance Premium - PPD, of a variable nature, in order to align efforts at different organizational levels with the Company's strategic objectives. This program was developed considering its technical consistency and considering the best market practices, with the support of FIA - Fundação Instituto de Administração, a consulting firm specializing in projects to modernize people management practices in public and private companies. Thus, Copel improves its management by goals and improves its culture of meritocracy, ensuring efficient execution of its strategic plan. Safeguarding the values of the Company, the implementation of this program reflects the commitment assumed by Management with the improvement of operational efficiency of the Copel group and with the highest standards of Corporate Governance, strengthening the cornerstones for continuity and sustainable growth of the business.

40.2    HPP Gov. Bento Munhoz da Rocha Neto

On March 3, 2020, Copel GeT filed its registered manifestation with the Ministry of Mines and Energy - MME for inclusion, under the terms of Federal Decree No. 9,271/2018, of its subsidiary SPE F.D.A. Geração de Energia Elétrica. On the same date, this Special Purpose Entity (SPE) signed with ANEEL the concession contract for exploration of HPP Gov. Bento Munhoz da Rocha Neto (“GBM” or “Foz do Areia”), whereby formalizing plant ownership transfer. The purpose of the registered manifestation is to enable a new concession grant for 30 years for HPP Foz do Areia, subject to a process of disposal of control of the respective SPE, pursuant to the provisions of the aforementioned Federal Decree, within a period of up to 18 months before the date of end of the current concession contract, namely September 17, 2023.

The transfer of plant`s assets from Copel GeT to F.D.A. Geração de Energia Elétrica was carried out in the first quarter of 2020.

40.3    TPP Araucária – Gas Contract

A natural gas supply contract was signed between Petróleo Brasileiro S.A. - Petrobras and GPP Araucária Ltda. - GPPA, for the Araucária Thermoelectric Plant, effective February 21, 2020 to December 31, 2020, with warranty by Copel, which provides for supply of 2,150,000 cubic meters of natural gas per day, without mandatory gas taking. As a result, TPP Araucária will remain available to the National Interconnected System - SIN and may be commissioned at the discretion of the National System Operator (ONS).

40.4    Jandaíra Wind Complex

On March 30, 2020, Ministry of Mines and Energy - MME issued Ordinances 140, 141, 142 and 143, which authorized the companies Jandaíra I Energias Renováveis S.A., Jandaíra II Energias Renováveis S.A., Jandaíra III Energias Renováveis S.A. and Jandaíra IV Energias Renováveis S.A., respectively, to establish themselves as Independent Electric Energy Producers, through the implementation and operation of the wind power plants Jandaíra I, Jandaíra II, Jandaíra III and Jandaíra IV.

40.5    Effect of the coronavirus (COVID-19) on the financial statements

The Company has constantly assessed the impacts and potential impacts of the Coronavirus (COVID-19) in the administrative and operations and has taken measures to contain the spread of the disease at Company and minimize economic impacts. The expectation of a drop in growth and a recession in some business segments, resulting from the suspension of certain businesses and activities caused by the coronavirus outbreak, affect the performance of the Brazilian economy, with subsequent effects on Copel's operations, mainly impacting the reduction in the demand for electricity, which may expose the energy levels already contracted in the free market and also affect the regulatory limits of contracting in the regulated market. In addition, the Company may have effects resulting from: (i) an increase in defaults, (ii) a reduction in short-term future prices, and (iii) delay in the construction schedule, consequently resulting in a greater impact on the Company's financial results.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

On April 8, 2020, Provisional Measure No. 950 was issued by Federal Government, which provides for temporary emergency measures for the electricity sector to deal with the state of public calamity, establishing an exemption in energy tariffs, funded by the electricity sector charge Energy Development Account (CDE), for low-income consumers up to the consumption of 220 kWh per month, for a period of three months, and providing resources through a credit operation destined to provide financial relief to electricity distributors.

It should be noted that the provisional measure does not reach the free market energy contracts. Copel may have an impact on collection from the free market, due to the reduction in contracted volumes, or the postponement of the expiration of its customers' energy bills. Eventual temporary and emergency measures by the Federal Government should not reach the free energy market, which should seek bilateral negotiations or have the situation arbitrated by the Judiciary.

In relation to the captive market, Copel estimates that in the short term there will be a reduction in revenue and collection of receivables from the supply of energy, as well as a possible increase in the default of large customers, served by high voltage, and also of the class of commercial consumption, as a result of the extension of the social distancing policy. In the medium term, the effects can be extended to other consumption classes, especially residential.

A possible increase in consumer defaults, coupled with the drop in tax collection and the stoppage of several commercial and industrial activities resulting from social isolation measures may adversely affect the Company's financial and economic results. Eventually, with the reduction in energy consumption, the Company may be in a position higher than the permitted regulatory limit for overcontracting of electricity.

Copel has followed the electricity demand projections issued by official bodies in the electricity sector, which already show signs of retraction in 2020, strongly impacted by the decrease in consumption in the commercial and industrial segments. This decrease has caused notifications by energy buyers, under the perspective and allegation of fortuitous circumstances and force majeure generated by the Covid-19 pandemic, requiring a reduction in the amounts of energy contracts and / or installments of falling bills.

Forced by the retraction of the electricity demand, the PLD and GSF projections for the remainder of 2020 already show a reduction in relation to the projections prior to the establishment of the state of public calamity caused by the Covid-19 pandemic. Another point of attention is the possible impacts on the implementation schedule of generation and transmission projects, or even on the availability of existing assets resulting from local actions that prevent access to facilities or problems with suppliers in the sector, also affected by the crisis .

In order to monitor and mitigate the impacts and consequences in the main activities, the Company established a contingency commission and has been constantly monitoring its contracts, the liquidity of the energy market and the short-term price, as well as the negotiations with the Regulatory Agency of the Brazilian Electricity Sector for the implementation of guidelines that guarantee the maintenance of economic and financial sustainability of the entire chain of generation, transmission, sale and distribution of electric energy.

To guarantee the fulfillment of financial commitments and preserve the working capital required for operations throughout the crisis period, the Company considers the possibility of raising external resources and the cash relief obtained with possible structural measures by the government and other sectorial institutions and, at the same time, works internally with actions to reduce expenses and postpone investments.

It should be noted, however, that there has been no material impact on its business that could modify the measurement of its assets and liabilities presented in the financial statements on December 31, 2019 and up to the date of this publication.

40.6       Solar Paraná GD Participações S.A,

On March 17, 2020, the Company's Board of Directors unanimously approved the acquisition of a 49% interest in six distributed generation photovoltaic projects, which total an installed capacity of 5.36MW, called Complexo Bandeirantes. The company called Solar Paraná GD Participações S.A. will be the holding company for these projects. Copel expects to invest around R$ 10,500, with disbursement until September 2020.

40.7       Caiuá Transmissora de Energia S.A,

On April 22, 2020, the capital contribution in the total amount of R$ 18,169 in Caiuá Transmissora de Energia S.A, was approved by the Extraordinary General Meeting, of which R$ 8,903 will be paid by Copel Geração e Transmissão SA, corresponding to its 49% of percentage of interest in Company. The amount of the contribution will be allocated to the payment of deferred taxes resulting from the change in Caiuá's tax regime, from Real Profit to Presumed Profit.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

41  Condensed unconsolidated financial information of Companhia Paranaense de Energia - Copel

Since the condensed unconsolidated financial information required by Rule 12-04 of Regulation S-X is not required under IFRS issued by the International Accounting Standards Board - IASB, such information was not included in the original financial statements filed with the Brazilian Securities and Exchange Commissions – CVM in March, 25, 2020. In order to attend the specific requirements of the Securities and Exchange Commission (the “SEC”), Management has incorporated the condensed unconsolidated information in these financial statements as part of the Form 20-F. The condensed unconsolidated financial information of Companhia Paranaense de Energia - Copel, presented herein were prepared considering the same accounting policies as described in Note 3 and 4 to Company’s consolidated financial statements.

(a)             Condensed statements of financial position as of December 31, 2019 and 2018

ASSETS	12.31.2019	12.31.2018

CURRENT ASSETS
Cash and cash equivalents	25,304	315,003
Bonds and securities	90	123,560
Collaterals and escrow accounts	-	129
Dividends receivable	760,719	519,100
CRC transferred to the Paraná State Government	219,236	190,876
Other current receivables	1,068	7,027
Income tax and social contribution receivable	5,876	6,130
Other current recoverable taxes	-	321
Prepaid expenses	95	40
Receivable from related parties	6,039	8,134
	1,018,427	1,170,320

NONCURRENT ASSETS
Long Term Assets
Other temporary investments	27,734	19,511
CRC transferred to the Paraná State Government	1,131,449	1,254,166
Judicial deposits	124,219	131,840
Other noncurrent receivables	7,444	7,444
Income tax and social contribution receivable	123,951	148,140
Deferred income tax and social contribution	154,364	147,368
Other noncurrent recoverable taxes	87,597	86,110
Receivable from related parties	108,983	104,751
	1,765,741	1,899,330

Investments	17,286,220	16,070,567
Property, plant and equipment	1,143	996
Intangible assets	1,321	1,593
Right-of-use asset	271	-

	19,054,696	17,972,486

TOTAL ASSETS	20,073,123	19,142,806

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	12.31.2019	12.31.2018

CURRENT LIABILITIES
Payroll, social charges and accruals	8,437	6,747
Accounts payable to related parties	696	755
Accounts payable to suppliers	3,956	2,731
Income tax and social contribution payable	1,811	-
Other taxes due	120	152
Loans and financing	39,628	129,401
Debentures	315,008	941,677
Dividend payable	588,563	354,203
Post-employment benefits	378	87
Lease liability	158	-
Other accounts payable	116	135
	958,871	1,435,888

NONCURRENT LIABILITIES
Accounts payable to related parties	145	-
Other taxes due	2,817	2,602
Loans and financing	746,075	773,984
Debentures	797,713	596,403
Post-employment benefits	8,658	4,867
Lease liability	125	-
Other accounts payable	1,434	3,957
Provisions for legal claims	304,871	292,180
	1,861,838	1,673,993

EQUITY
Attributable to controlling shareholders
Capital	10,800,000	7,910,000
Equity valuation adjustments	591,927	785,610
Legal reserve	1,014,248	914,751
Profit retention reserve	4,846,239	6,422,564
	17,252,414	16,032,925

TOTAL LIABILITIES & EQUITY	20,073,123	19,142,806

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(b)             Condensed statements of operations for the years ended December 31, 2019, 2018 e 2017

	12.31.2019	12.31.2018	12.31.2017
Operational expenses / income
General and administrative expenses	(59,907)	(67,292)	(59,601)
Other operational income (expenses)	1,244	11,696	(68,788)
Equity in earnings of investees	2,089,308	1,356,375	1,291,434
	2,030,645	1,300,779	1,163,045

PROFIT BEFORE FINANCIAL RESULTS AND TAXES	2,030,645	1,300,779	1,163,045

Financial results
Financial income	209,679	301,729	181,312
Financial expenses	(235,033)	(238,355)	(327,855)
	(25,354)	63,374	(146,543)

OPERATING PROFIT	2,005,291	1,364,153	1,016,502

INCOME TAX AND SOCIAL CONTRIBUTION
Current	(21,195)	(2,083)	(36,803)
Deferred	5,850	44,993	53,927
	(15,345)	42,910	17,124

NET INCOME	1,989,946	1,407,063	1,033,626

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO
CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais
Common shares	6.94344	4.91091	3.60754
Class "A" Preferred shares	9.11525	5.40201	3.96830
Class "B" Preferred shares	7.63812	5.40201	3.96830

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(c)             Condensed statement of comprehensive income for the years ended December 31, 2019, 2018 e 2017

	12.31.2019	12.31.2018	12.31.2017
NET INCOME	1,989,946	1,407,063	1,033,626
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities
Post employment benefits	(3,371)	(408)	18
Post employment benefits - equity	(120,358)	(38,245)	(29,567)
Taxes on other comprehensive income	1,146	139	(7)
Items that may be reclassified to profit or loss
Adjustments related to financial assets	-	-	11,661
Adjustments related to financial assets - equity	-	-	9,554
Taxes on other comprehensive income	-	-	(3,965)
Realization - gain on financial assets, net of tax	-	-	(9,355)
Realization - gain on financial assets - equity	-	-	(9,554)
Subsidiary loss with interest variation	(4,874)	-	-
Total comprehensive income, net of taxes	(127,457)	(38,514)	(31,215)

TOTAL COMPREHENSIVE INCOME	1,862,489	1,368,549	1,002,411

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(d)             Condensed statements of cash flows for the years ended December 31, 2019, 2018 and 2017

	12.31.2019	12.31.2018	12.31.2017

CASH FLOWS FROM INVESTMENT ACTIVITIES	688,443	653,230	440,406

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments	115,376	(124,254)	24
Loans and financing granted to related parties	(24,410)	(192,445)	(251,856)
Receipt of loans and financing granted to related parties	24,512	560,877	124,122
Disposal of investments	-	-	397,572
Additions in investments	(271,968)	(608,934)	(574,347)
Capital reduction of investees	-	45,000	170,000
Additions to property, plant and equipment	(285)	(267)	(282)
Additions to intangible assets	(271)	(3)	(499)

NET CASH USED IN INVESTING ACTIVITIES	(157,046)	(320,026)	(135,266)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	-	-	77,000
Issue of Debentures	500,000	600,000	520,000
Issue of loans with related parties	48,000	-	-
Amortization of principal - loans and financing	(115,500)	(77,000)	(83,000)
Amortization of principal - debentures	(853,400)	(333,300)	(333,300)
Amortization of loans obtained from related parties	(48,000)	-	-
Amortization of principal - Lease liabilities	(141)	-	-
Dividends and interest on own capital paid	(352,055)	(264,734)	(475,103)

NET CASH USED IN FINANCING ACTIVITIES	(821,096)	(75,034)	(294,403)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	(289,699)	258,170	10,737

Cash and cash equivalents at the beginning of the period	315,003	56,833	46,096
Cash and cash equivalents at the end of the period	25,304	315,003	56,833

CHANGE IN CASH AND CASH EQUIVALENTS	(289,699)	258,170	10,737

During the years ended December 31, 2019, 2018 and 2017, we received R$ 777,651 (of which R$ 650.830 by consolidated subsidiaries and R$ 126,821 of unconsolidated investees), R$ 609,219 (of which R$ 588,540 by consolidated subsidiaries and R$ 20,679 of unconsolidated investees), R$ 669,179 (of which R$ 639,796 by consolidated subsidiaries and R$ 29,463 of unconsolidated investees), respectively, from dividends and interest on own capital paid by our investees.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•                 Related Parties: The Company has the following balances outstanding with related parties:

	12.31.2019	12.31.2018
Assets
Copel Distribuição	108,983	104,751
Investees and Subsidiaries - Structure sharing	6,039	8,134
	115,022	112,885
Liabilities
Investees and Subsidiaries - Structure sharing	696	755
Elejor advance	145	-
	841	755

•                 Investments - As of December 31, 2019 and 2018, investments in subsidiaries are comprised as follows:

	12.31.2019	12.31.2018
Copel Geração e Transmissão	9,749,705	8,911,964
Copel Distribuição	6,012,246	5,908,755
Copel Telecomunicações	710,128	638,873
Copel Energia	243,123	83,468
Compagas	284,747	221,654
UEG Araucária	64,094	74,132
Other investments	71,431	79,542
	17,135,474	15,918,388

The information regarding joint ventures, associates and other investments are presented in note 16.1 – Changes in investments.

•                 Dividends receivable - The dividends receivable is comprised as follows:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	12.31.2019	12.31.2018
Investees and subsidiaries
Copel Geração e Transmissão	464,450	368,950
Copel Distribuição	266,050	89,486
Copel Telecomunicações	-	29,260
Copel Comercialização	88	-
Compagas	22,531	9,996
Elejor	-	13,358
UEG Araucária	6,143	6,143

Joint Ventures
Voltália	1,032	1,032

Other investments	425	875
	760,719	519,100

•                 Reserve for risks - Companhia Paranaense de Energia - Copel recorded reserves for risks mainly related to Cofins and PIS/PASEP. The provisions for risks are shown below:

	12.31.2019	12.31.2018
Regulatory	17,357	16,176
Labor	1,957	588
Civil	150,529	142,773
Tax Claim	135,028	132,643
	304,871	292,180

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

As of December 31, 2019 and 2018, total restricted subsidiaries net assets are composed as follows:

	12.31.2019	12.31.2018
Copel Geração e Transmissão S.A.	9,749,705	8,911,964
Copel Distribuição S.A.	6,012,244	5,908,755
UEG Araucária Ltda.	315,740	370,662
Centrais Elétricas Rio Jordão - Elejor	42,859	53,977
	16,120,548	15,245,358

The following table shows the expected undiscounted settlement values of the liabilities, in each time range:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2019, 2018 and 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Interest (a)	Less than 1 month	1 to 3 months	3 months to a year	1 to 5 years	Over 5 years	Total
12.31.2019
Loans and financing	Note 21	-	47,209	27,273	800,135	-	874,617
Debentures	Note 22	318,774	-	28,433	840,228	-	1,187,435
Suppliers		3,956	-	-	-	-	3,956
Lease liabilities	Note 27	15	29	131	142	-	317
		322,745	47,238	55,837	1,640,505	-	2,066,325
(a) Effective interest rate - weighted average.